Form 20-F
period 2001-12-31
UBS AG
filed 2002-03-14
CIK 1114446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to            .

Commission file number: 1-15026

UBS AG

(Exact Name of Registrant as Specified in Its Charter)

Switzerland

(Jurisdiction of Incorporation or Organization)

Bahnhofstrasse 45, CH-8098 Zurich, Switzerland, and Aeschenvorstadt 1, CH-4051 Basel, Switzerland

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Please see the following page.

Securities registered or to be registered pursuant to Section 12 (g) of the Act:

None.

Securities for which there is as reporting obligation pursuant to Section 15 (d) of the Act:

Please see the following page.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31 December 2001:

Ordinary shares, par value CHF 2.80 per share: 1,281,717,499 ordinary shares (including 41,254,951 treasury shares)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes        No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17        Item 18

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary Shares (par value of CHF 2.80 each)	New York Stock Exchange

7.25% Noncumulative Trust Preferred Securities	New York Stock Exchange

7.25% Noncumulative Company Preferred Securities	New York Stock Exchange*

Subordinated Guarantee of UBS AG with respect to Company Preferred Securities	New York Stock Exchange*

$75,000,000 18.5% GOALS due May 28, 2002	American Stock Exchange

$50,000,000 18.25% GOALS due June 27, 2002	American Stock Exchange

$60,000,000 19.5% GOALS due July 23, 2002	American Stock Exchange

$45,000,000 18.25% GOALS due July 31, 2002	American Stock Exchange

$30,000,000 14.125% GOALS due August 15, 2002	American Stock Exchange

$51,000,000 26% GOALS due September 12, 2002	American Stock Exchange

$80,000,000 BULS due April 10, 2003	American Stock Exchange

$40,000,000 BULS due April 28, 2003	American Stock Exchange

$32,000,000 BULS due May 16, 2003	American Stock Exchange

$17,000,000 16.25% GOALS due November 18, 2002	American Stock Exchange

$45,000,000 23.125% GOALS due May 31, 2002	American Stock Exchange

$6,500,000 16.125% GOALS due July 2, 2002	American Stock Exchange

$54,000,000 BULS due September 1, 2006	American Stock Exchange

$4,500,000 BULS due October 17, 2006	American Stock Exchange

$48,000,000 12.5% GOALS+ due November 1, 2002	American Stock Exchange

$27,000,000 10.5% GOALS+ due December 2, 2002	American Stock Exchange

$15,000,000 9.5% GOALS+ due December 23, 2002	American Stock Exchange

$19,500,000 12% GOALS+ due January 24, 2003	American Stock Exchange

$23,500,000 14% GOALS+ due February 3, 2003	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

8.622% Noncumulative Trust Preferred Securities
8.622% Noncumulative Company Preferred Securities
7.247% Noncumulative Trust Preferred Securities
7.247% Noncumulative Company Preferred Securities
Subordinated Guarantee of UBS AG with respect to Company Preferred Securities
$100,000,000 Variable Rate Credit Linked Notes due September 5, 2002
$14,000,000 Equity Linked Notes due February 1, 2007
Guarantees with respect to certain securities of UBS Americas Inc.

*	Not for trading, but solely in connection with the registration of the corresponding Trust Preferred Securities.

Cautionary Statement Regarding Forward-Looking Statements
Item 6. Directors, Senior Management and Employees.
Item 7. Major Shareholders and Related Party Transactions.
Item 8. Financial Information.
Item 9. The Offer and Listing.
Item 10. Additional Information.
Item 11. Quantitative and Qualitative Disclosures About Market Risk.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
Item 15. [Reserved].
Item 16. [Reserved].
PART III
Item 17. Financial Statements.
Item 18. Financial Statements.
Item 19. Exhibits.
Signatures
Introduction
UBS Group Financial Highlights
UBS Group
Our Business Groups
Sources of Information about UBS
Information for Readers
Group Results
Review of Business Group Performance
Introduction
UBS Switzerland
UBS Asset Management
Financial Statements
UBS Group Income Statement
UBS Group Balance Sheet
UBS Group Statement of Changes in Equity
UBS Group Statement of Cash Flows
Notes to the Financial Statements
Note 1 Summary of Significant Accounting Policies
Note 2a Segment Reporting by Business Group
Note 2b Segment Reporting by Geographic Location
Note 3 Net Interest Income
Note 4 Net Fee and Commission Income
Note 5 Net Trading Income
Note 6 Other Income
Note 7 Personnel Expenses
Note 8 General and Administrative Expenses
Note 9 Earnings per Share (EPS) and Outstanding Shares
Note 10a Due from Banks and Loans to Customers
Note 10b Allowances and Provisions for Credit Losses
Note 10c Impaired Loans
Note 10d Non-Performing Loans
Note 11 Securities Borrowing, Securities Lending, Repurchase and Reverse Repurchase Agreements and Other Collateralized Transactions
Note 12 Trading Portfolio
Note 13 Financial Investments
Note 14 Investments in Associates
Note 15 Property and Equipment
Note 16 Goodwill and Other Intangible Assets
Note 17 Other Assets
Balance Sheet: Liabilities
Note 18 Due to Banks and Customers
Note 19 Debt Issued
Note 20 Other Liabilities
Note 21 Provisions, including Restructuring Provision
Note 22 Income Taxes
Note 23 Minority Interests
Note 24 Derivative Instruments
Off-Balance Sheet and other Information
Note 25 Pledged Assets
Note 26 Fiduciary Transactions
Note 27 Commitments and Contingent Liabilities
Note 27 Commitments and Contingent Liabilities (continued)
Note 28 Operating Lease Commitments
Note 29 Litigation
Note 30 Financial Instruments Risk Position
a) Interest Rate Risk
b) Credit Risk
(b)(i) On-balance sheet assets
(b)(ii) Off-balance sheet financial instruments
(b)(iii) Credit risk mitigation techniques
c) Currency Risk
d) Liquidity Risk
Note 37 Acquisition of Paine Webber Group, Inc.
Note 38 Currency Translation Rates
Note 39 Swiss Banking Law Requirements
Note 40 Reconciliation of International Accounting Standards (IAS) to United States Generally Accepted Accounting Principles (US GAAP)
Parent Bank Review
Financial Statements
Income Statement
Balance Sheet
Statement of Appropriation of Retained Earnings
Notes to the Financial Statements
Additional Income Statement Information
Net Trading Income
Extraordinary Income and Expenses
Additional Balance Sheet Information
Value Adjustments and Provisions
Statement of Shareholders’ Equity
Share Capital
Off-Balance Sheet and Other Information
Assets Pledged or Assigned as Security for Own Obligations, Assets Subject to Reservation of Title
Fiduciary Transactions
Due to UBS Pension Plans, Loans to Corporate Bodies/Related Parties
A – Introduction
B – Selected Financial Data
Balance Sheet Data
US GAAP Income Statement Data
US GAAP Balance Sheet Data
Ratio of Earnings to Fixed Charges
C – Information on the Company
Property, plant and equipment
D – Information Required by Industry Guide 3
Selected statistical information
Average Balances and Interest Rates
Analysis of Changes in Interest Income and Expense
Deposits
Short-term Borrowings
Loans
Loan Maturities
Impaired, Non-performing and Restructured Loans
Cross-Border Outstandings
Summary of Movements in Allowances and Provisions for Credit Losses
Allocation of the Allowances and Provisions for Credit Losses
Loss History Statistics
Index to Exhibits
EX-99.1.1: ARTICLES OF ASSOCIATION OF UBS AG
EX-99.1.2: ORGANIZATION OF REGULATIONS OF UBS AG
EX-99.7: STATEMENT RE RATIO OF EARNINGS
EX-99.10: CONSENT OF ERNST & YOUNG LTD

A reader-friendly PDF version of this report is available at www.ubs.com/investors, in the SEC filings section.

Cautionary Statement Regarding Forward-Looking Statements

This annual report contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as the information is identified as forward looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. The words “anticipate”, “believe”, “expect”, “estimate”, “intend”, “plan”, “should”, “could”, “may” and other similar expressions are used in connection with forward-looking statements. In this annual report, forward-looking statements may, without limitation, relate to:

•	The implementation of strategic initiatives, such as the implementation of the European wealth management strategy and our plans to continue to expand our corporate finance business;

•	The development of revenues overall and within specific business areas, including the possibility of further losses in UBS Capital in 2002;

•	The development of operating expenses;

•	The anticipated level of capital expenditures and associated depreciation expense;

•	The expected impact of the risks that affect UBS’s business, including the risk of loss resulting from the default of an obligor or counterparty;

•	Expected credit losses based upon UBS’s credit review; and

•	Other statements relating to UBS’s future business development and economic performance.

There can be no assurance that forward-looking statements will approximate actual experience. Several important factors exist that could cause UBS’s actual results to differ materially from expected results as described in the forward-looking statements. Such factors include:

•	General economic conditions, including prevailing interest rates and performance of financial markets, which may affect demand for products and services and the value of our assets;

•	Changes in UBS’s expenses associated with acquisitions and dispositions;

•	General competitive factors, locally, nationally, regionally and globally;

•	Industry consolidation and competition;

•	Changes affecting the banking industry generally and UBS’s banking operations specifically, including asset quality;

•	Developments in technology;

•	Credit ratings and the financial position of obligors and counterparties;

•	UBS’s ability to control risk in its businesses;

•	Changes in tax laws in the countries in which UBS operates, which could adversely affect the tax advantages of certain of UBS’s products or subject it to increased taxation;

•	Changes in accounting standards applicable to UBS, as more fully described below;

•	Changes in investor confidence in the future performance of financial markets, affecting the level of transactions they undertake, and hence the levels of transaction based fees UBS earns;

Cautionary Statement Regarding Forward-Looking Statements (continued)

•	Changes in the market value of securities held by UBS’s clients, affecting the level of asset based fees UBS can earn on the services it provides; and

•	Changes in currency exchange rates, including the exchange rate for the Swiss franc into US dollars.

UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

The effect of future changes in accounting standards

Included in the Notes to the Financial Statements is a description of the expected effect of accounting standards that have been issued but have not yet been adopted, for both IAS and US GAAP.

Although we believe that description includes all significant matters that have been approved by the IASB and the FASB, those standard setting bodies have a large number of projects in process that could result in significant new accounting standards or significant changes to existing standards.

This increased level of activity includes normal ongoing development and efforts to improve the existing body of accounting standards, and also is in response to a number of perceived deficiencies in accounting standards exemplified by reported abuses by various companies.

We believe it is likely that several new accounting standards will be issued in the near future, and that those new standards could have a significant effect on our reported results of operations and financial position, but cannot predict the precise nature or amounts of any such changes.

PART I

Item 1. Identity of Directors, Senior Management and Advisors.

         Not required because this Form 20-F is filed as an annual report.

Item 2. Offer Statistics and Expected Timetable.

         Not required because this Form 20-F is filed as an annual report.

Item 3. Key Information.

A—Selected Financial Data.

         Please see pages 185 to 189 of the attached Financial Report 2001.

Ratio of Earnings to Fixed Charges

         Please see page 189 of the attached Financial Report 2001, and Exhibit 7 to this Form 20-F.

B—Capitalization and Indebtedness.

         Not required because this Form 20-F is filed as an annual report.

C—Reasons for the Offer and Use of Proceeds.

         Not required because this Form 20-F is filed as an annual report.

D—Risk Factors.

         Please see pages 10 to 15 of the attached Financial Report 2001.

Item 4. Information on the Company.

A—History and Development of the Company.

1 – 3	Please see page 6 of the attached Handbook 2001/2002.

4	Please see pages 14 to 15 of the attached UBS Handbook 2001/2002.

5, 6	Please see the section Information for Readers on page 8 of the attached Financial Report 2001, in particular, subsections PaineWebber merger and Restructuring provision; also see section Group Results 2001 of the Group Financial Review on pages 17 to 29 of the attached Financial Report 2001, in particular, the subsection regarding PaineWebber merger-related costs.

7	Not applicable.

B—Business Overview.

1, 2, 3, 5, 7	Please see sections The UBS Group and The Business Groups on pages 9 to 53 of the attached UBS Handbook 2001/2002. For a breakdown of revenues by category of activity and geographic market, please refer to Notes 2a and 2b to the Financial Statements, on pages 92 to 95 of the attached Financial Report 2001.

4, 6	Not applicable.

8	Please see the section Regulation and Supervision on pages 106 to 110 of the attached UBS Handbook 2001/2002.

PART I (continued)

C—Organizational Structure.

Please see Note 36 to the Financial Statements on pages 147 to 150 of the attached Financial Report 2001.

D—Property, Plant and Equipment.

Please see page Property, plant and equipment on page 189 of the attached Financial Report 2001.

Information Required by Industry Guide 3

Please see pages 190 to 205 of the attached Financial Report 2001.

Item 5. Operating and Financial Review and Prospects.

A—Operating Results.

Please see sections Information for Readers, Group Financial Review and Review of Business Group Performance on pages 8 to 73 of the attached Financial Report 2001.

Please also see Note 40 to the Financial Statements Reconciliation of International Accounting Standards (IAS) to United States Generally Accepted Accounting Principles (US GAAP) and Note 41 to the Financial Statements Additional Disclosures Required Under US GAAP and SEC Rules on pages 154 to 168 of the attached Financial Report 2001 and the Currency management subsection of the Group Treasury section, on page 83 of the attached Handbook 2001/2002.

B—Liquidity and Capital Resources.

We believe that our working capital is sufficient for the company’s present requirements.

Group liquidity and capital management is undertaken at UBS by Group Treasury as an integrated asset and liability management function. For a detailed discussion of Group Treasury’s functions and results, including our capital resources, please see pages 77 to 85 of the attached UBS Handbook 2001/2002, and Note 19 Debt Issued on pages 108 to 113 of the attached Financial Report 2001.

For comments on UBS Group’s balance sheet and cash flows, please see pages 25 to 26 of the attached Financial Report 2001.

For comment on UBS’s long term credit ratings, please see the Capital strength subsection on page 11 of the attached UBS Handbook 2001/2002.

C—Research and Development, Patents and Licenses, etc.

Not applicable.

D—Trend Information.

Please see the subsection Outlook 2002 on page 26 of the attached Financial Report 2001, and pages 13-14, 37, 44, and 50 of the attached Handbook 2001/2002, which contain trend information.

PART I (continued)

Item 6. Directors, Senior Management and Employees.

A—Directors and Senior Management.

1, 2, 3	Please see pages 94 to 98 of the attached UBS Handbook 2001/2002.

The Board of Directors has nominated Ernesto Bertarelli to become a member of the Board of Directors, subject to the approval of the Annual General Meeting on 18 April 2002. His biographical details are provided below:
Ernesto Bertarelli (born 1965), a Swiss citizen, has been the Chief Executive Officer and Chairman of the Executive Committee of Serono International SA since 1996. He started his career with Serono in 1985 and held several positions in sales and marketing. Prior to his appointment as CEO, he served for five years as Deputy CEO and Vice Chairman of the Board of Directors. Mr. Bertarelli received his Bachelor of Science degree from Babson College in Boston, Massachusetts, and his MBA from Harvard Business School. Mr. Bertarelli’s business address is Serono International SA, Chemin des Mines 15 bis, 1202 Genève.

4. and 5.	None.

B—Compensation.

Please see Notes 33 and 34 to the Financial Statements on pages 141 to 146 of the attached Financial Report 2001.

C—Board Practices.

Please see pages 88 to 98 of the attached UBS Handbook 2001/2002 and Note 34 to the Financial Statements on page 146 of the attached Financial Report 2001.

D—Employees.

Please see page 24 of the attached Financial Report 2001 and the charts on page 13 of the attached UBS Handbook 2001/2002.

E—Share Ownership.

Please see Notes 33 and 34 to the Financial Statements on pages 141 to 146 of the attached Financial Report 2001.

Item 7. Major Shareholders and Related Party Transactions.

A—Major Shareholders.

Please see pages 127 to 128 of the attached UBS Handbook 2001/2002.

PART I (continued)

B—Related Party Transactions.

For 2001 and 2000, please see Note 34 to the Financial Statements on page 146 of the attached Financial Report 2001.

The number of long-term stock options outstanding to related parties from equity plans was 823,848 at 31 December 1999.

The total loans and advances receivable were CHF 28 million at 31 December 1999.

The total amounts of shares and warrants held by members of the Board of Directors, Group Executive Board and Group Managing Board were 7,368,276 and 11,424,514 as of 31 December 1999. (These figures have been restated to reflect the effect of the 3 for 1 share split which took place on 16 July 2001).

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

Item 9. The Offer and Listing.

A—Offer and Listing Details.

1, 2, 3, 5, 6, 7 Not required because this Form 20-F is filed as an annual report.

4.	Please see page 126 of the attached UBS Handbook 2001/2002.

B—Plan of Distribution

Not required because this Form 20-F is filed as an annual report.

C—Markets.

UBS’s shares are traded on the virt-x, the New York Stock Exchange and the Tokyo Stock Exchange. The symbols are shown on page 123 of the attached UBS Handbook 2001/2002.

Trading on virt-x

Since July 2001, Swiss blue chip stocks have no longer been traded on the SWX Swiss Exchange. All trading in the shares of members of the Swiss Market Index (SMI) now takes place on virt-x, although these stocks remain listed on the SWX Swiss Exchange.

virt-x, the new name for Tradepoint, is a collaboration between the TP Group LDC and the SWX Swiss Exchange to provide the first platform on which all European blue chips can be traded electronically and which offers integrated clearing and settlement. virt-x is a Recognized Investment Exchange supervised by the Financial Services Authority in the United Kingdom. It is delivered on the modern, scalable SWX trading platform.

PART I (continued)

All the constituents of the SMI are traded on virt-x. Altogether, approximately 600 blue chips representing around 80% of European market capitalization are traded on virt-x, in the currency of their home market.

virt-x is available for trading on all TARGET days, as specified by the European Central Bank. The opening hours are 06:00 to 22:00 CET and the trading hours are 09:00 to 17:30 CET. During the pre-opening phase from 17:30 to 22:00 CET on the previous business day and from 06:00 to 09:00 CET on the current business day, orders can be entered or deleted. From 09:00 CET, once the opening price is set, trading begins. Orders are executed automatically according to established rules that match bid and asked prices. Regardless of their size or origin, incoming orders are executed on a price/time priority, i.e., in the order of price (first priority) and time received (second priority). Depending on the type of transaction, the order and trade details are also transmitted to data vendors (Reuters, Bloomberg, Telekurs, etc.).

In most cases, each trade triggers an automatic settlement instruction which is routed through to the Swiss national central securities depository SIS SEGAINTERSETTLE AG, the UK national central securities depository CRESTCo or Euroclear.

All trades executed through the order book settle on a uniform “T+3” basis, meaning that delivery and payment of exchange transactions occur three days after the trade date. The buyer is able to ask virt-x to enforce settlement if the seller has not delivered within two days of the intended settlement date.
Any transaction executed under the rules of virt-x must be reported to virt-x. Order book executions are automatically reported by the trading system. There are separate provisions for the delayed reporting of certain qualifying trades. Individual elements of Portfolio trades must be reported within one hour while block trades and enlarged risk trades must be reported when the business is substantially (80%) complete, or by the end of order book trading that day, unless the trade is agreed one hour or less before the market close, when the Trade must be reported by the end of order book trading on the following market day. Block trades and enlarged risk trades are subject to minimum trade size criteria. During normal trading hours all other transactions must be reported within three minutes. The enlarged risk trades provisions enable a member to protect a client’s interest while the member works a large trade on behalf of the client. The block trade provisions allow a member a publication delay when the member has executed a large transaction for a client; the delay gives the member time in which to offset the risk of the large trade.

In the event of extraordinary situations such as large price fluctuations and other situations likely to hamper fair and orderly trading, virt-x may take whatever measures it deems necessary to maintain fair and orderly markets. A listed security may be suspended, the opening of trading in that security may be delayed or continuous trading may be interrupted.

Trading on the New York Stock Exchange

UBS listed its shares on the New York Stock Exchange (“NYSE”) on 16 May 2000.

As of 31 December 2001, the equity securities of more than 2,797 corporations were listed on the NYSE.

The NYSE is open Monday through Friday, 9:30 A.M.-4:00 P.M., eastern time.

The NYSE is an agency auction market. Trading at the NYSE takes place by open bids and offers by Exchange members, acting as agents for institutions or individual investors. Buy and sell orders meet directly on the trading floor, and prices are determined by the interplay of supply and demand. In contrast, in the US over-the-counter market, the price is determined by a dealer who buys and sells out of inventory.

At the NYSE, each listed stock is assigned to a single post where the specialist manages the auction process. NYSE members bring all orders for NYSE-listed stocks to the Exchange floor either electronically or through a floor broker. As a result, the flow of buy and sell orders for each stock is funneled to a single location.

PART I (continued)

This heavy stream of diverse orders is one of the great strengths of the Exchange. It provides liquidity—the ease with which securities can be bought and sold without wide price fluctuations.

When an investor’s transaction is completed, the best price will have been exposed to a wide range of potential buyers and sellers.

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

Trading on the Tokyo Stock Exchange

Volumes of UBS shares traded on the Tokyo Stock Exchange are negligible in comparison to the volumes on virt-x or on the NYSE.

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

B—Memorandum and Articles of Association.

Please see:

a) Item 14 of our registration statement on Form 20-F filed 9 May 2000
b) The “Global Registered Share” chapter on pages 122 to 123 of the attached Handbook 2001/2002 which provides details of recent changes relating to the par value of the UBS share.
c) Pages 7 and 122 of the attached Handbook 2001/2002 which provide details of our new transfer agent in the US, Mellon Investor Services.

C—Material Contracts.

         None.

D—Exchange Controls.

There are no restrictions under UBS’s Articles of Association or Swiss law, presently in force, that limit the right of non-resident or foreign owners to hold UBS’s securities freely or to vote UBS’s securities freely in matters put to a vote of UBS security holders generally. There are currently no Swiss foreign exchange controls or other Swiss laws restricting the import or export of capital by UBS or its subsidiaries. In addition, there are currently no restrictions under Swiss law affecting the remittance of dividends, interest or other payments to non-resident holders of UBS securities.

PART I (continued)

E—Taxation.

This section outlines the material Swiss tax and United States federal income tax consequences of the ownership of UBS ordinary shares by a US holder (as defined below) who holds UBS ordinary shares as capital assets. It is designed to explain the major interactions between Swiss and US taxation for US persons who hold UBS shares.

The discussion does not address the tax consequences to persons who hold UBS ordinary shares in particular circumstances, such as tax-exempt entities, banks, financial institutions, insurance companies, broker-dealers, traders in securities that elect to mark to market, holders liable for alternative minimum tax, holders that actually or constructively own 10% or more of the voting stock of UBS, holders that hold UBS ordinary shares as part of a straddle or a hedging or conversion transaction or holders whose functional currency for US tax purposes is not the US dollar. This discussion also does not apply to holders who acquired their UBS ordinary shares pursuant to the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

The discussion is based on the tax laws of Switzerland and the United States, including the US Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, as in effect on the date of this document, as well as the convention between the United States of America and Switzerland, which we call the “Treaty,” all of which may be subject to change or change in interpretation, possibly with retroactive effect.
For purposes of this discussion, a “US holder” is any beneficial owner of UBS ordinary shares that is:

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

The discussion does not generally address any aspects of Swiss taxation other than income and capital taxation or of United States taxation other than federal income taxation. Holders of UBS shares are urged to consult their tax advisors regarding the United States federal, state and local and the Swiss and other tax consequences of owning and disposing of these shares.

Ownership of UBS Ordinary Shares—Swiss Taxation

Dividends and Distributions

Dividends paid by UBS to a holder of UBS ordinary shares (including dividends on liquidation proceeds and stock dividends) are subject to a Swiss federal withholding tax at a rate of 35%. The withholding tax must be withheld from the gross distribution, and be paid to the Swiss Federal Tax Administration.

PART I (continued)

A US holder that qualifies for Treaty benefits may apply for a refund of the withholding tax withheld in excess of the 15% Treaty rate. The claim for refund must be filed with the Swiss Federal Tax Administration, Eigerstrasse 65, CH-3003 Berne, Switzerland. The form used for obtaining a refund is Swiss Tax Form 82 (82C for companies; 82E for other entities; 82I for individuals), which may be obtained from any Swiss Consulate General in the United States or from the Swiss Federal Tax Administration at the address above. The form must be filled out in triplicate with each copy duly completed and signed before a notary public in the United States. The form must be accompanied by evidence of the deduction of withholding tax withheld at the source.

Repayment of capital in the form of a par value reduction is not subject to Swiss withholding tax.

Transfers of UBS Ordinary Shares

The sale of UBS ordinary shares, whether by Swiss resident or non-resident holders (including US holders), may be subject to a Swiss securities transfer stamp duty of up to 0.15% calculated on the sale proceeds if it occurs through or with a bank or other securities dealer in Switzerland as defined in the Swiss Federal Stamp Tax Act. In addition to the stamp duty, the sale of UBS ordinary shares by or through a member of a recognized stock exchange may be subject to a stock exchange levy. Capital gains realized by a US holder upon the sale of UBS ordinary shares are not subject to Swiss income or gains taxes, unless such US holder holds such shares as business assets of a Swiss business operation qualifying as a permanent establishment for the purposes of the Treaty. In the latter case, gains are taxed at ordinary Swiss individual or corporate income tax rates, as the case may be, and losses are deductible for purposes of Swiss income taxes.

Ownership of UBS Ordinary Shares—United States Federal Income Taxation

Dividends and Distribution

Subject to the passive foreign investment company rules discussed below, US holders will include in gross income the gross amount of any dividend paid, before reduction for Swiss withholding taxes, by UBS out of its current or accumulated earnings and profits, as determined for United States federal income tax purposes, as ordinary income when the dividend is actually or constructively received by the US holder.

For United States federal income tax purposes, a dividend will include a distribution characterized as a repayment of capital in the form of a par value reduction, if the distribution is made out of current or accumulated earnings and profits, as described above.

Dividends will be income from sources outside the United States for foreign tax credit limitation purposes, but generally will be “passive income” or “financial services income,” which are treated separately from other types of income for foreign tax credit limitation purposes. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution included in income of a US holder will be the US dollar value of the Swiss franc payments made, determined at the spot Swiss franc/US dollar rate on the date such dividend distribution is included in the income of the US holder, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend distribution is included in income to the date such dividend distribution is converted into US dollars will be treated as ordinary income or loss. Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the US holder’s basis in its UBS ordinary shares and thereafter as capital gain.

PART I (continued)

Subject to certain limitations, the Swiss tax withheld in accordance with the Treaty and paid over to Switzerland will be creditable against the US holder’s United States federal income tax liability. To the extent a refund of the tax withheld is available to a US holder under the laws of Switzerland or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the US holder’s United States federal income tax liability, whether or not the refund is actually obtained.

Stock dividends to US holders that are made as part of a pro rata distribution to all shareholders of UBS generally will not be subject to United States federal income tax. US holders that received a stock dividend that is subject to Swiss tax but not US tax, may not have enough foreign income for US tax purposes to receive the benefit of the foreign tax credit associated with that tax, unless the holder has foreign income from other sources.

Transfers of UBS Ordinary Shares

Subject to the passive foreign investment company rules discussed below, a US holder that sells or otherwise disposes of UBS ordinary shares generally will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount realized and the tax basis, determined in US dollars, in the UBS ordinary shares. Capital gain of a non-corporate US holder is generally taxed at a maximum rate of 20% if the UBS ordinary shares were held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

UBS believes that UBS ordinary shares should not be treated as stock of a passive foreign investment company for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. In general, UBS will be a passive foreign investment company with respect to a US holder if, for any taxable year in which the US holder held UBS ordinary shares, either at least 75% of the gross income of UBS for the taxable year is passive income or at least 50% of the value, determined on the basis of a quarterly average, of UBS’s assets is attributable to assets that produce or are held for the production of passive income. If UBS were to be treated as a passive foreign investment company, then unless a US holder makes a mark-to-market election, gain realized on the sale or other disposition of UBS ordinary shares would in general not be treated as capital gain. Instead, a US holder would be treated as if the holder had realized such gain and certain “excess distributions” ratably over the holder’s holding period for the shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

F—Dividends and Paying Agents.

Not required because this Form 20-F is filed as an annual report.

G—Statement by Experts.

Not required because this Form 20-F is filed as an annual report.

H—Documents on Display.

UBS files periodic reports and other information with the Securities and Exchange Commission. You may read and copy any document that UBS files with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. You may also inspect UBS’s SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 and the American Stock Exchange LLC, 86 Trinity Place, New York, NY 10006. Some of this information may also be found on the UBS website at www.ubs.com/investors.

PART I (continued)

I—Subsidiary Information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

A—Quantitative Information About Market Risk.

Please see the Market Risk section on pages 72 to 76 of the attached UBS Handbook 2001/2002.

B—Qualitative Information About Market Risk.

Please see the Market Risk section on pages 72 to 76 of the attached UBS Handbook 2001/2002.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

There has been no material default in respect of any indebtedness of UBS AG or any of its significant subsidiaries or any arrearages of dividends or any other material delinquency not cured within 30 days relating to any preferred stock of UBS AG or any of its significant subsidiaries.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. [Reserved].

Item 16. [Reserved].

PART III

Item 17. Financial Statements.

Not applicable.

Item 18. Financial Statements.

The Financial Statements included on pages 75 to 169 in the attached Financial Report 2001 are incorporated by reference herein.

Item 19. Exhibits.

Exhibit
Number	Description

1.1.	Articles of Association of UBS AG.

1.2.	Organization Regulations of UBS AG.

2(b)	Instruments defining the rights of the holders of long-term debt issued by UBS AG and its subsidiaries.

We agree to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.

7.	Statement regarding ratio of earnings to fixed charges.

8.	Significant Subsidiaries of UBS AG.

Please see Note 36 on pages 147 to 150 of the attached Financial Report 2001.

10.	Consent of Ernst & Young Ltd.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UBS AG

/s/ Peter Wuffli

Name:	Peter Wuffli
Title:	President of the Group Executive Board

/s/ Hugo Schaub

Name:	Hugo Schaub
Title:	Group Controller and Member of the Group Managing Board

Date: March 14, 2002

HANDBOOK 2001/2002

Contents

Profile
Introduction	1
UBS Group Financial Highlights	2
UBS Group	3
Our Business Groups	4
Sources of Information about UBS	5

The UBS Group	9
Strategy, Structure and History	10

The Business Groups	17
UBS Switzerland	18
UBS Asset Management	34
UBS Warburg	38
Corporate Center	52

Capital and Risk Management	55
Risk Management and Control	56
Risk Analysis	61
Group Treasury	77

Corporate Governance	87
Corporate Organization	88
Directors and Officers of UBS	94
Financial Disclosure Principles	99
Value-based Management	102
Regulation and Supervision	106
Corporate Responsibility	111

UBS Share Information	121
The Global Registered Share	122
UBS Shares 2001	124

Introduction

This is the second annual edition of the UBS Group Handbook.

The Handbook describes the UBS Group: its strategy and organization, and the businesses it operates. It outlines the principles by which the Group manages risk, and reports on developments during 2001 in the areas of credit risk, market risk, and treasury management. It also contains a description of the Group’s environmental policies.

The Handbook describes the value-based management processes that are being implemented at UBS. It contains an extensive discussion of the Group’s corporate governance arrangements and its relationships with regulators and shareholders, along with detailed facts about the UBS ordinary share.

The Handbook should be read in conjunction with the other information published by UBS, described on page 5.

We hope that you will find the information in our reporting documents useful and informative. We believe that UBS is among the leaders in corporate disclosure, but we would be very interested to hear your views on how we might improve the content and presentation of our information portfolio.

Mark Branson
Head of Group Communications
UBS AG

Profile

UBS Group Financial Highlights

[1]	Operating expenses / operating income before credit loss expense.
[2]	Excludes the amortization of goodwill and other intangible assets.
[3]	For EPS calculation, see Note 9 to the Financial Statements.
[4]	Net profit / average shareholders’ equity excluding dividends.
[5]	Includes hybrid tier 1 capital, please refer to Note 30e in the Notes to the Financial Statements.
[6]	Calculated using the former definition of assets under management.
[7]	The Group headcount does not include the Klinik Hirslanden AG headcount of 2,450, 1,839 and 1,853 for 31 December 2001, 31 December 2000 and 31 December 1999, respectively.
[8]	See the Capital strength section on pages 10-11.
[9]	Details of significant financial events can be found in the Financial Report 2001.

All earnings per share figures have been restated for the 3 for 1 share split which took place on 16 July 2001. Except where otherwise stated, all 31 December 2001 and 31 December 2000 figures throughout this report include the impact of the acquisition of PaineWebber, which occurred on 3 November 2000.

All invested assets figures for 31 December 2000 have been restated to reflect the new definition.

CHF million, except where indicated					% change from
For the year ended	31.12.01	31.12.00	31.12.99		31.12.00

Income statement key figures
Operating income	37,114	36,402	28,425		2
Operating expenses	30,396	26,203	20,532		16
Operating profit before tax	6,718	10,199	7,893		(34)
Net profit	4,973	7,792	6,153		(36)
Cost / income ratio (%) [1]	80.8	72.2	69.9
Cost / income ratio before goodwill (%) [1,2]	77.3	70.4	68.7

Per share data (CHF)
Basic earnings per share [3]	3.93	6.44	5.07		(39)
Basic earnings per share before goodwill [2,3]	4.97	7.00	5.35		(29)
Diluted earnings per share [3]	3.78	6.35	5.02		(40)
Diluted earnings per share before goodwill [2,3]	4.81	6.89	5.30		(30)

Return on shareholders’ equity (%)
Return on shareholders’ equity [4]	11.7	21.5	22.4
Return on shareholders’ equity before goodwill [2,4]	14.8	23.4	23.6

CHF million, except where indicated					% change from
As at	31.12.01	31.12.00	31.12.99		31.12.00

Balance sheet key figures
Total assets	1,253,297	1,087,552	896,556		15
Shareholders’ equity	43,530	44,833	30,608		(3)

Market capitalization	105,475	112,666	92,642		(6)

BIS capital ratios
Tier 1 (%) [5]	11.6	11.7	10.6		(1)
Total BIS (%)	14.8	15.7	14.5		(6)
Risk-weighted assets	253,735	273,290	273,107		(7)

Invested assets (CHF billion)	2,457	2,452	1,744	[6]	0

Headcount (full time equivalents) [7]	69,985	71,076	49,058		(2)

Long-term ratings [8]	AAA	AAA	AAA
Fitch, London	Aa2	Aa1	Aa1
Moody’s, New York	AA+	AA+	AA+
Standard & Poor’s, New York

Earnings adjusted for significant financial events and pre-goodwill 2, 9

CHF million, except where indicated				% change from
For the year ended	31.12.01	31.12.00	31.12.99	31.12.00

Operating income	37,114	36,402	26,587	2
Operating expenses	29,073	25,096	20,194	16
Operating profit before tax	8,041	11,306	6,393	(29)
Net profit	6,296	8,799	5,005	(28)

Cost / income ratio (%)[1]	77.3	69.2	73.3
Basic earnings per share (CHF)[3]	4.97	7.28	4.12	(32)
Diluted earnings per share (CHF)[3]	4.81	7.17	4.09	(33)

Return on shareholders’ equity (%)[4]	14.8	24.3	18.2

UBS Group

UBS is one of the world’s leading financial firms, serving a discerning global client base. As an organization, we combine financial strength with a reputation for innovation and a global culture which embraces change. Our vision is to be the pre-eminent global integrated investment services firm and the leading bank in Switzerland. We are the world’s leading provider of private banking services and one of the largest asset managers globally. In the investment banking and securities businesses we are among the select bracket of major global houses. In Switzerland, we are the clear market leader in corporate and retail banking. As an integrated group, not merely a holding company, we create added value for our clients by drawing on the combined resources and expertise of all our businesses.

Our client philosophy puts advice at the heart of relationships. Our priority is to provide premium-quality services to our clients, giving them the best possible choice by supplementing best-in-class products we develop ourselves with a quality-screened selection of products from others.

With head offices in Zurich and Basel, we operate in over 50 countries and from all major international financial centers. Our global physical presence is complemented by leading edge on-line services. All our clients can benefit from our technology — it complements our advisory services and allows us to deliver our services faster, more widely and more cost-effectively than ever before.

Profile

Our Business Groups

All our Business Groups are in the top echelons of their sectors globally and are committed to vigorously growing their franchises.

UBS Switzerland

UBS Switzerland includes the world’s leading private banking business, with CHF 682 billion of invested assets at 31 December 2001. UBS Private Banking provides a comprehensive range of products and services individually tailored for wealthy clients, through offices around the world. UBS Switzerland also provides a complete set of banking and securities services for some four million individual and corporate clients in Switzerland. Its CHF 182 billion of outstanding loans at 31 December 2001 give it around a quarter of the Swiss lending market.

UBS Asset Management

UBS Asset Management is a leading institutional asset manager and mutual fund provider, with invested assets of CHF 672 billion at 31 December 2001, offering a broad range of asset management services and products for institutional and individual clients across the world.

UBS Warburg

UBS Warburg operates globally as a client-driven securities, investment banking and wealth management firm. UBS Warburg provides innovative products, top-quality research and advice, and comprehensive access to the world’s capital markets, for both its own corporate and institutional clients and for the other parts of the UBS Group. UBS PaineWebber, one of the top US wealth managers, became part of UBS Warburg in November 2000. Its distribution network of 8,870 financial advisors manages over CHF 782 billion of invested assets at 31 December 2001. On 1 January 2002, UBS PaineWebber was separated from UBS Warburg to form a new Business Group within UBS.

Corporate Center

Our portfolio of businesses is planned and managed for the long-term maximization of shareholder value. The role of the Corporate Center is to ensure that the Business Groups operate as a coherent and effective whole, in alignment with UBS’s overall corporate goals.

Sources of information about UBS

This Handbook contains a detailed description of UBS, its strategy, its organization and the businesses that make it up. You can find out more about UBS from the sources shown below.

Publications

This Handbook is available in English and German. (SAP-R/3 80532-0201)

Annual Review 2001

Our Annual Review contains a short description of UBS, and a summary review of our performance in the year 2001. It is available in English, German, French, Italian and Spanish. (SAP-R/3 80530-0201).

Financial Report 2001

Our Financial Report contains our audited Financial Statements for the year 2001 and accompanying detailed analysis. It is available in English and German. (SAP-R/3 80531-0201).

Quarterly reports

We provide detailed quarterly financial reporting and analysis, including comment on the progress of our businesses and key strategic initiatives. These are available in English.

How to order reports

Each of these reports is available on the internet at: www.ubs.com/investors, in the “Financials” section. Alternatively, printed copies can be ordered, quoting the SAP number and the language preference where applicable, from UBS AG, Information Center, CA50-XMB, P.O. Box, CH-8098 Zurich, Switzerland.

E-information tools for investors

Website

Our Investors and Analysts website at www.ubs.com/investors offers a wide range of information about UBS, including our financial reporting, media releases, UBS share price graphs and data, corporate calendar and dividend information and copies of recent presentations given by members of senior management to investors at external conferences.

     Our internet-based information is available in English and German, with some sections also in French and Italian.

Messenger service

On the Investors and Analysts website, you can register to receive news alerts about UBS via SMS or e-mail. Messages are sent in either English or German and users are able to state their preferences for the theme of the alerts received, e.g. SEC filings or webcast broadcasts.

Results presentations

Senior management presents UBS’s quarterly results every quarter on publication date. These presentations are broadcast live over the internet, and can be downloaded on demand. The most recent results webcasts can also be found in the “Financials” section of our Investors and Analysts website.

UBS and the Environment

This Handbook contains a summary of UBS environmental policies as part of the Corporate Responsibility section. More detailed information is available at www.ubs.com/environment.

Form 20-F and other submissions to the US Securities and Exchange Commission

We file periodic reports and other information about UBS with the US Securities and Exchange Commission (SEC). Principal among these filings is the Form 20-F, our Annual Report filed pursuant to the US Securities Exchange Act of 1934.

Profile

    Our Form 20-F filing is structured as a “wrap-around” document. Most sections of the filing are satisfied by referring to part of this Handbook or to part of the Financial Report 2001. However, there is a small amount of additional information in the Form 20-F which is not presented elsewhere, and is particularly targeted at readers from the US. You are encouraged to refer to this additional disclosure.

    You may read and copy any document that we file with the SEC on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 450 Fifth Street NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 (in the US) for further information on the operation of its public reference room. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005 and the American Stock Exchange LLC, 86 Trinity Place, New York, NY 10006. Much of this additional information may also be found on the UBS website at www.ubs.com/investors, and copies of documents filed with the SEC may be obtained from UBS’s Investor Relations team, at the addresses shown on the next page.

Corporate information

The legal and commercial name of the company is UBS AG. The company was formed on 29 June 1998, when Union Bank of Switzerland (founded 1862) and Swiss Bank Corporation (founded 1872) merged to form UBS.

    UBS AG is incorporated and domiciled in Switzerland and operates under Swiss Company Law and Swiss Federal Banking Law as an Aktiengesellschaft, a corporation that has issued shares of common stock to investors.

    The address and telephone number of our two registered offices and principal places of business are:

    Bahnhofstrasse 45, CH-8098 Zurich, Switzerland, telephone +41-1-234 11 11;

    and Aeschenvorstadt 1, CH-4051 Basel, Switzerland, telephone +41-61-288 20 20.

    UBS AG shares are listed on the SWX Swiss Exchange and traded through virt-x (a joint venture between Tradepoint and the SWX Swiss Exchange). They are also listed on the New York Stock Exchange and on the Tokyo Stock Exchange.

UBS Investor Relations Our Investor Relations team supports institutional, professional and retail investors from offices in Zurich and New York.	E-mail: sh-investorrelations@ubs.com		Web: www.ubs.com/investors

	Zurich		New York

	Hotline Zurich:	+41 1 234 4100	Hotline New York:	+1 212 713 3641

	Christian Gruetter	+41 1 234 4360	Richard Feder	+1 212 713 6142

	Mark Hengel	+41 1 234 8439	Christopher McNamee	+1 212 713 3091

	Charles Gorman	+41 1 234 2733

	Catherine Lybrook	+41 1 234 2281

	Fax	+41 1 234 3415	Fax	+1 212 713 1381

	UBS AG		UBS Americas Inc.
	Investor Relations G41B		Investor Relations
	P.O. Box		1285 Avenue of the Americas, 14th Floor
	CH-8098 Zurich, Switzerland		New York, NY 10019, USA

UBS Group Media Relations		Telephone	Fax	E-mail

	Zurich	+41 1 234 8500	+41 1234 8561	sh-gpr@ubs.com

	London	+44 20 7567 4714	+44 20 7568 0955	sh-mr-london@ubsw.com

	New York	+1 212 713 83 91	+1 212 713 98 18	mediarelations-ny@ubsw.com

	Tokyo	+81 3 52 08 62 75	+81 3 52 08 69 51	sh-comms-mktg-tokyo@ubs.com

Other useful contacts

Switchboards		Telephone

For all general queries.	Zurich	+41 1 234 1111

	London	+44 20 7568 0000

	New York	+1 212 821 3000

	Tokyo	+81 3 5293 3000

UBS Shareholder Services
UBS Shareholder Services, a unit of the Company Secretary, is responsible for the registration of the Global Registered Shares. It is split into two parts — a Swiss register, which is maintained by UBS acting as Swiss transfer agent, and a US register, which is maintained by Mellon Investor Service as
US transfer agent (see below).		Telephone	Fax	E-mail

	Zurich	+41 1 235 6202	+41 1 235 3154	sh-shareholder-service@ubs.com

UBS AG
Shareholder Services
P.O. Box
CH-8098 Zurich, Switzerland

US Transfer Agent For all Global Registered Share related queries in the USA.	Mellon Investor Services		Telephone: +1 866 541 9689
	Overpeck Center		Fax: +1 201 296 4801
	85 Challenger Road		Web: http:// www.melloninvestor.com
Ridgefield Park, NJ 07660, USA

UBS listed its Global Registered Shares on the New York Stock Exchange on 16 May 2000. Prior to
that date UBS operated an ADR program. See the Frequently Asked Questions (FAQs) section at www.ubs.com/investors for further details about the UBS share.

7

8

The UBS Group
Strategy, Structure and History

Strategy, Structure and History

Our vision is to be the pre-eminent global integrated investment services firm and the leading bank in Switzerland. We are the world’s leading provider of private banking services and one of the largest asset managers globally. In the investment banking and securities businesses, we are among the select bracket of major global houses. In Switzerland, we are the clear market leader in corporate and retail banking. As an integrated group, not merely a holding company, we create added value for our clients by drawing on the combined resources and expertise of all our businesses.

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

    UBS’s reputation is one of our most valuable assets. We aim to adhere to the highest ethical standards, and to manage our risks with the greatest care. We are committed to the communities we are part of and to complying fully with the letter and spirit of the laws, rules and practices that govern UBS and its staff.

Strategy

UBS’s strategy is to deliver top-quality investment products and advice to a premier client base across all client segments: individual, institutional and corporate. UBS aims to bring its content excellence to an ever wider client base, adding distribution organically, through acquisition and through strategic partnership.

    Choice is central to enhancing UBS’s client offerings. We aim to increase product choice by augmenting our in-house range with a quality-screened selection of third-party products.

    We believe that in the future, our clients will be global in outlook: either with global presence or global investments. All our businesses must compete on a global scale.

    We are committed to attaining scale and scope in all our key businesses: this is both desirable and necessary to enable us to deliver the full spectrum of services at maximum efficiency, though we will rarely use price as a first-line competitive weapon.

    Our client philosophy is advice-led, with intimacy stemming from the quality of our relationship managers. UBS’s businesses offer convenient access through multiple conventional and online channels, but put advice at the heart of relationships.

    We are committed to being part of the technological elite, but we see e-commerce not as a business per se, nor as a discipline in its own right, but as integral to all our businesses. We aim to use technology to extend our reach to clients and markets we could not previously have accessed, to perfect clients’ experience of UBS, to increase the number of products and services they buy, and to minimize the production cost of our services.

    UBS has a strong and well-managed capital structure. We are committed to rigorous balance sheet management and the optimization of UBS’s capital structure. We use the full range of capital management tools to apply any excess capital generated in the best interests of UBS’s shareholders, or to return it to them.

Financial targets

We focus on four key performance targets, designed to ensure that UBS delivers continually improving returns to its shareholders. The Group’s performance against these targets is reported each quarter.

–	We seek to increase the value of UBS by achieving a sustainable, after-tax return on equity of 15-20%, across periods of varying market conditions.
–	We aim to increase shareholder value through double-digit average annual percentage growth of basic earnings per share (EPS), across periods of varying market conditions.
–	Through cost reduction and earnings enhancement initiatives we aim to reduce UBS’s cost / income ratio to a level that compares positively with best-in-class competitors.
–	We aim to achieve a clear growth trend in net new money in the private client businesses.

    The first three targets are all reported pre-goodwill amortization, and adjusted for significant financial events (for an explanation of significant financial events see Financial Disclosure Principles on pages 99 to 101).
     We seek to achieve an appropriate market price for UBS’s shares by communicating transparently, openly and consistently with investors and the financial markets.
 10

Capital strength

UBS’s financial stability stems from the fact that it is one of the most well capitalized banks in the world. We believe that this financial strength is a key part of the value proposition offered to both clients and investors.

    In May 2001, Moody’s downgraded UBS’s long-term credit rating from Aa1 to Aa2, attributing the change to concerns about “the ongoing challenges UBS faces in gradually shifting the center of its global private banking activities to onshore client segments”.

    At the same time, Moody’s commented that the new long-term ratings continue to reflect UBS’s position as one of the world’s stronger and financially sounder banking groups and pointed to UBS’s “good profitability, low and balanced risk profile, and its ample economic capitalization”, adding that it expects UBS to preserve these healthy fundamentals.

    In early August 2001, Standard & Poor’s reaffirmed its AA+ rating for UBS’s long-term debt, citing UBS’s strong market positions and franchises across a wide range of private banking and international securities activities, which provide a high degree of business and geographic diversification. Standard & Poor’s commented that “the ratings also reflect solid profitability and strong capitalization, the combination of which still sets a standard for international banks generally”.

    In December 2001, Fitch reaffirmed its AAA long-term rating of UBS, but changed the outlook for the rating to negative, reflecting “the weaker operating environment for investment banking”.

    UBS’s ratings remain among the best of any major globally active financial institution. Well-capitalized, with strong and balanced cash-flow generation, and a cautious risk profile, UBS is one of the soundest financial institutions worldwide.

    UBS’s long-term credit ratings are shown in the table below. Each of these ratings reflects only the view of the applicable rating agency at the time the rating was issued, and any explanation of the significance of a rating may be obtained only from the rating agency. There is no assurance that any credit rating will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn entirely by the rating agency, if in the rating agency’s judgment, circumstances so warrant.

Long-term credit ratings

As at

	31.12.01	31.12.00	31.12.99

Fitch, London	AAA	AAA	AAA
Moody’s, New York	Aa2	Aa1	Aa1
Standard & Poor’s, New York	AA+	AA+	AA+

The UBS Group
Strategy, Structure and History

Business and management structure

UBS pursues its strategies through four Business Groups, all of which are in the top echelon of their businesses globally, and aims to further enhance the competitive position of each one. However, UBS is not merely a holding company — it operates an integrated client service model.

    UBS’s Business Groups are managed together to optimize shareholder value — to make the whole worth more than the sum of the parts.

    In practice this means that products from the wholesale-focused Business Groups, UBS Warburg and UBS Asset Management, are distributed to their own corporate and institutional clients and through the Business Groups focused on individual clients, UBS Switzerland and UBS PaineWebber. This exchange benefits both sides — UBS’s individual clients get access to sophisticated products and services; UBS’s wholesale Business Groups have access to premier distribution; and the Group captures the whole of the value chain.

    Each Business Group is led by a member of the Group Executive Board or Group Managing

Board who is individually responsible for the performance of the Business Group.

    UBS’s Corporate Center complements the Business Groups, aiming to ensure that the Business Groups operate as a coherent and effective whole, in alignment with UBS’s overall corporate goals.

UBS Switzerland — Stephan Haeringer

UBS Switzerland is made up of two business units. Its Private Banking business unit offers comprehensive wealth management services for private clients from across the world, who bank in Switzerland and other financial centers worldwide.

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

UBS Asset Management — John Fraser

UBS Asset Management provides asset management services and products to a broad range of institutional, individual and mutual fund clients across the world. It offers a diverse range of investment management capabilities from the traditional to the alternative, with a core focus on identifying and exploiting the discrepancies between asset prices and their fundamental worth. UBS Asset Management also provides investment fund products for the UBS Group and intends to increasingly widen its reach through third parties to individual clients outside the UBS Group.

    UBS Asset Management is the twelfth largest institutional asset managers in the world, the second largest investment fund manager in Europe and the leading fund manager in Switzerland.

UBS Warburg — John Costas and Markus Granziol

UBS Warburg operates globally as a client-driven securities and investment banking firm. For both its own corporate and institutional clients and for other parts of the UBS Group, UBS Warburg provides product innovation, top-quality research and advice, and complete access to the world’s capital markets.

    In 2001, UBS PaineWebber was part of UBS Warburg, and was reported as a business unit called Private Clients. This is the structure reflected in the UBS Financial Report 2001 and in this Handbook. On 1 January 2002, UBS PaineWebber was separated from UBS Warburg to form a new Business Group within UBS, and will be reported separately with effect from our First Quarter 2002 Report.

UBS PaineWebber — Joseph J. Grano, Jr.

UBS PaineWebber, the fourth largest private client firm in the US, provides advisory services and best-in-class products to a uniquely affluent US client base.

Corporate Center — Peter Wuffli

The UBS Group’s portfolio of businesses is planned and managed for the long-term maximization of shareholder value. Risk and reward profiles are carefully monitored and controlled. Strong capitalization and ratings will remain key distinguishing characteristics of UBS. The Corporate Center aims to ensure that the Business Groups operate as a coherent and effective whole with a common set of values and principles.

    Corporate Center is led by Peter Wuffli, President of the Group Executive Board.

Board structure

In order to further the highest standards of corporate governance, UBS has a dual board structure. UBS’s Board of Directors, a majority of whom are independent non-executive directors, has responsibility for the ultimate direction of the Group and the supervision and control of executive management. The Group Executive Board, which is UBS’s most senior executive body, assumes overall responsibility for the day-to-day management of the Group, for the implementation of strategy and for the results of the business. Together with the Chairman’s Office it develops the Group’s strategies for submission to the Board.

Industry trends

UBS believes that it is particularly well positioned to gain from the developing trends in global financial markets.

The UBS Group
Strategy, Structure and History

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

    UBS believes markets will further deregulate and globalize, driving sharp increases in cross-border investment, both corporate and institutional. These changes present enormous opportunities for a firm like UBS with a global presence and the expertise to capitalize on cross-border flows.

    The biggest trend that will drive UBS’s business in the coming years is the anticipated expansion and concentration of private wealth. In the US, wealthy households (those with USD 500,000 or more in net investable assets), represented 65% of assets in 2001, according to UBS proprietary research data. By 2005 they are expected to represent 68% of total household assets. The compound annual growth rate of this segment from 2001 to 2005 amounts to 6.6%, compared to 5.9% for total US household assets. While wealth is less concentrated in Europe, wealthy households (in this case with more than EUR 500,000 of investable assets), are still expected to own 42% of total household assets by 2005, up from 38% in 2001, with annual growth of 9.6% compared to 8.0% for total household assets.

    The combination of this growth in wealth with the increasing shift towards equity investments, will provide huge opportunities for the best, most global, asset managers. Those securities firms with large institutional franchises will experience significant growth servicing the expanding asset management industry. And of course, the concentration and growth of wealth will bring with it a huge demand for private banking services, providing a further opportunity for the current market leaders to grow their market share.

    All of UBS’s businesses are positioned to benefit from this increase in private wealth. UBS Asset Management is among the top five global asset managers, with an increasingly diversified range of investment styles. UBS Warburg has an extremely strong institutional client franchise. And the combination of Private Banking and UBS PaineWebber gives UBS the largest and most balanced share of the global wealth market.

Strategic developments in 2001

UBS Warburg continues to develop its corporate finance business, aiming to bring its origination strength in line with its strength in research and distribution. The addition of UBS PaineWebber has brought a step change to our profile in the US, demonstrating our commitment to the US market and strengthening our hiring platform. We have capitalized on this to make significant new hires during the year, appointing a new head of US corporate finance for UBS Warburg, and other senior bankers across different sectors in the US and worldwide. Despite a very difficult year for corporate finance globally, with significantly lower volumes, UBS has begun to see the results of this initiative, with increased market share in both Europe and the US, according to a leading industry survey.

    The merger with PaineWebber has been a transforming partnership for UBS, not just in the US, but across our private client businesses, through the strengths that UBS PaineWebber can bring to our developing European wealth management business. Applying the combined skills and expertise of Private Banking and UBS PaineWebber, we have started to build a successful business in the growing domestic wealth management markets of Europe. Since the start of 2001, we have added almost 250 new client advisors in our key European markets of Germany, France, Italy, Spain and the UK, and projects to upgrade products, training, marketing and technology are all on target.

History and development of UBS

UBS was formed on 29 June 1998, by the merger of two of Switzerland’s leading banking groups, Union Bank of Switzerland and Swiss Bank Corporation.

    Union Bank of Switzerland’s history as a powerful force in banking began in the 1860s with the founding of the Bank in Winterthur and the Toggenburger Bank. In 1912, the merger of these two financial institutions resulted in the creation of the Union Bank of Switzerland. Subsequently, Union Bank of Switzerland developed primarily through internal growth, although it also made certain significant acquisitions, such as the asset management firm Phillips & Drew in 1985.

    Swiss Bank Corporation celebrated its 125th anniversary in 1997. It was incorporated in Basel in 1872 and its history can be traced back to the creation of “Bankverein” from six private banking houses in 1854. Swiss Bank Corporation’s expansion involved significant acquisitions, including:

–	O’Connor & Associates, a group of affiliated firms specializing in the trading of options and other derivative instruments, in 1992.

–	Brinson Partners, a leading institutional investment management firm, in 1995.

–	the investment banking and securities operations of S.G. Warburg Group, in 1995.

–	Dillon Read & Co. Inc., a United States-based investment bank, in 1997.

    All the entities that have joined UBS have, regardless of their size, had a significant impact on our culture and ethos. O’Connor & Associates was a much smaller firm, but brought an affinity for technology, which has remained with UBS ever since, and a trading approach and risk management sophistication which still remains core to our operations today. The most significant benefit was the reverse cultural revolution O’Connor brought. This was quite deliberate; it transformed the company and helped it move into the modern age in a dramatic way. Later mergers reinforced this pattern of cultural change, with S.G. Warburg bringing a deep and passionate client focus, and Brinson Partners redefining the asset management process.

Merger with PaineWebber

On 3 November 2000, UBS transformed the scope and scale of its private client business in the US, through the merger with PaineWebber, one of the leading US wealth management firms.

    The operational integration of PaineWebber’s businesses was completed swiftly and smoothly in early 2001, and capped by the introduction of the new brand, UBS PaineWebber. We had not planned to change the PaineWebber brand so soon after the merger, but it was made possible by the extremely positive reception for the merger from PaineWebber staff and the smooth progress of integration. The decision to implement the new brand was supported by requests from UBS PaineWebber financial advisors, who wanted a way to emphasize to their clients the advantages in scope, scale and access to global resources brought by this business’s new place in the UBS Group.

    At the same time, like previous merger partners, UBS PaineWebber is already transforming UBS; not just through increased US presence and distribution capacity, but through the proven strengths in marketing, technology, product development and training that it is bringing to all our private client businesses, leveraging its skills to help drive UBS’s European wealth management initiative.

    This history of acquisition and openness to cultural diversity continues to be a key strength of the UBS Group. We are conscious of the importance of cultural change as a response to the growing challenges of the competitive global environment. The diversity of knowledge and experience offered by new acquisitions means that we can import into UBS better corporate cultures, better ways of doing business and better insights.

15

16

The Business Groups
UBS Switzerland

UBS Switzerland

UBS Switzerland is the world’s largest private banking business and the leading bank in Switzerland.

Business Group Reporting adjusted for significant financial events

	Private and
	Corporate Clients		Private Banking		UBS Switzerland
CHF million
For the year ended	31.12.01	31.12.00	31.12.01	31.12.00	31.12.01	31.12.00

Income	7,161	7,443	6,314	6,928	13,475	14,371
Credit loss expense	(576)	(759)	(28)	(26)	(604)	(785)

Total operating income	6,585	6,684	6,286	6,902	12,871	13,586

Personnel expenses	2,988	3,187	1,776	1,956	4,764	5,143
General and administrative expenses	991	1,058	1,609	1,561	2,600	2,619
Depreciation	459	419	157	142	616	561
Amortization of goodwill and other intangible assets	0	27	41	43	41	70

Total operating expenses	4,438	4,691	3,583	3,702	8,021	8,393

Business Group performance before tax	2,147	1,993	2,703	3,200	4,850	5,193

Cost / income ratio before goodwill (%)	62	63	56	53	59	58
Net new money (CHF billion)	8.5	0.4	22.5	2.8
Invested assets (CHF billion)	320	345	682	691
Heacount (Full time equivalents)	19,938	21,100	9,266	8,925	29,204	30,025

Organization structure

UBS Switzerland Business Group is made up of two business units:
–	Private Banking, the world’s leading provider of wealth management services;
–	Private and Corporate Clients, Switzerland’s premier retail and commercial bank.

Shared expertise

Since the bringing together of Private Banking and Private and Corporate Clients into UBS Switzerland in February 2000, we have continued to examine opportunities for synergies between the two business units. We aim to concentrate resources in centers of excellence, sharing common products, infrastructure and services.
    Some of these areas, such as Risk and Financial Control, are managed centrally by UBS Switzerland, while for others, such as the products and services unit in Private Banking or the wide range of operations, IT and middle office services provided in Private and Corporate Clients, a business unit takes the lead. The aim is always to ensure that functions are provided by those areas with the best expertise, so that UBS Switzerland’s domestic and international clients benefit from state-of-the-art products and services, while we gain the benefits of scale effects and avoid duplication.

Product development

In late 2001, we established a centralized Products and Services unit, based within Private Banking. The new unit will take responsibility for design and delivery of the whole investment product portfolio for UBS Switzerland. The aim of the new group is to promote a client driven sales process which puts clients’ requirements clearly at the center of all new product development, and to deliver excellent support and training to our client advisors.

Services UBS Switzerland

At the end of 2001, we merged Private Banking and Private and Corporate Clients’ middle office services. The combined group employs over 1,200 people and is responsible for all documentation management, retained mail, loan processing and client information management. It will process over 230,000 loan events, 4.8 million documents and 7.5 million changes in customer information per year. The merger of these two units is intended to enhance our ability to ensure swift and comprehensive compliance with developments in “know your customer” rules and to improve efficiency.

e-commerce

Over recent years the needs of our private clients have changed: while the physical branch network used to be the central distribution platform, nowadays banking clients require the flexibility to access their accounts using the full range of modern communication technology; they want to contact their bank when it is convenient for them, without restrictions imposed by opening hours.
    In response, we thoroughly revised our distribution strategy after the 1998 merger of Union Bank of Switzerland and Swiss Bank Corporation, leading to the establishment of a centralized “e-Channel and Products” business area.
    While simultaneously enhancing our ATM network and introducing a new branch concept which focuses resources on financial advice rather than transactions, we concentrated on realizing our e-commerce vision and strategy. Our success in designing and implementing a wide range of client centered e-banking solutions has been recognized by top ranks in both European and Swiss surveys.
    The result is that all clients can benefit from a wide choice of ways to interact with UBS, while UBS Switzerland is able to further increase its efficiency.

e-commerce strategy

Our internet and other e-banking platforms are part of an integrated multi-channel strategy in which technology is employed wherever it creates additional value for our clients and the bank.
    We use technology to complement, not replace the traditional physical branch network. Standard transactions can be conveniently executed using one of the alternative electronic channels, leaving client advisors able to focus on providing personalized added value advice, developing financial solutions to match each client’s individual requirements. Technology is therefore critical to supporting our goal of building strong client relationships, with advice at the center.
    As well as being a transaction tool, e-banking is an important method for distributing information about UBS’s products and services. UBS’s website provides a wide spectrum of information on specific UBS products. If questions arise, call centers are available to support the client or to arrange in depth advice from specialists.
    Our integrated distribution strategy, combining advice with a comprehensive e-banking offering, helps to strengthen our relationship with our existing clients, but is also pivotal in acquisition of new clients.

e-commerce highlights 2001

The internet provides a wealth of financial information which was previously not easily available, bringing challenges in deciding which information is genuinely useful and accessing it conveniently. myUBS, launched in June 2001, provides a free, tailor-made solution to this need for UBS e-banking clients.
    In an easy configuration process, clients can create their own personalized internet page, showing their own selection of news, research and market price charts, and giving convenient links to UBS Quotes, UBS’s free on-line financial information service, and e-banking.
    myUBS continues to be enhanced, with a number of additional services introduced since its launch:
–	Secure Messaging is a secure mechanism for transferring messages from a client to and from their advisor. It operates in a safeguarded environment, avoiding the need to send e-mail messages over the open internet. The system automatically routes client messages to the appropriate client advisor, who can respond via the same secure link.
–	my Opportunities allows e-banking clients to create an investor profile and call up corresponding investment proposals. Additional tools help a client to plan the financing of lifecycle events, such as buying a first house, or paying for a child’s education.

The Business Groups
UBS Switzerland

–	my IPO is a calendar containing details of current and expected initial public offerings that will be available through UBS.

    Despite the growth in internet penetration in recent years, many of our clients do not have access to the internet, so providing access to e-banking services via the telephone is still a key part of our e-commerce strategy. Clients calling UBS e-banking phone can talk to an e-banking advisor, or request information about their accounts through an automated system.
    UBS Voice now provides voice-activated access to this information service. Launched in its German version at the beginning of June, this technology allows navigation through e-banking services by the spoken word. It provides access to information on current account balances or account transactions and can process transfers between accounts. It can tell a user information about exchange rates and the contents of their securities portfolio and can accept stock exchange orders. During 2002 we plan to extend the offering to other languages and allow users to receive details of their account balances or portfolio using the SMS text messaging system to a standard mobile telephone. UBS is the first Swiss bank to provide voice activated access of this sort.
    UBS Quotes, our comprehensive free on-line financial information service, has evolved into a powerful financial analysis platform and has recently been integrated with the e-banking portal.
    UBS Quotes covers the world’s financial centers, the entire range of UBS funds as well as IPO’s and provides access to UBS research and up to the minute market news sourced directly from the UBS Warburg trading floor. The system can provide detailed portfolio analysis, tracking a portfolio’s value, unrealized gains or losses, and breaking it down by currency, sector, domicile, and instrument type. It can hold sub-positions with individual prices and allows drill-downs to see the status of individual positions. A limit minder service monitors security-specific price limits set by the client and automatically sends an e-mail or a text message to a mobile phone if the limit is reached.
    UBS Quotes is now fully integrated into the rest of our e-banking offering, allowing a user who has looked up details of a security to proceed directly to entering a stock exchange order.
    UBS Quotes can also be accessed anywhere via personal digital assistants or WAP phones. Layouts adapt to the display size and format of the user’s particular device. UBS Quotes for mobile users includes a wide selection of services available on the Internet version, including personal lists, portfolio analysis functions, the prices of several hundred thousands securities, and a currency converter.
    Extensive e-banking services are also available to corporate clients and financial intermediaries. For example, UBS Connect, our professional, multi-client banking system, gives financial intermediaries full access to data on their client’s assets. Direct links to the leading exchanges enable the intermediary to place and process orders during normal trading hours directly and instantly, with information on allocation and settlement available without delay. In addition, the user can access asset statements, detailed asset statistics and performance figures. UBS Connect has been a great success with our clients: at 31 December 2001, 84% of our intermediary accounts were administered through this channel.
    Our customers make extensive use of our e-banking channels. At the end of December 2001, 295,000 clients had active e-banking contracts. Approximately 29.2% of payment orders are initiated via e-banking, and 11.5% of securities transactions.

Private and Corporate Clients

Private and Corporate Clients, UBS Switzerland’s retail and commercial banking unit, provides a complete set of banking and securities services for individual and corporate clients, focused foremost on customer service excellence, profitability and growth via multi-channel distribution.

Business description and organization

Private and Corporate Clients is the leading bank in Switzerland. At year end 2001, Private and Corporate Clients had in excess of 4 million individual client accounts and relationships with some 170 top-tier companies, approximately 8,000 large corporations and 170,000 small and medium sized enterprises across Switzerland. Clients have invested assets of CHF 320 billion with us. With a total loan book of CHF 152 billion at December 31 2001, we have a share of over 25% in the Swiss lending market and the retail mortgage market.
    We aim to provide our clients with optimal levels of convenience and service by continuously expanding our comprehensive range of alternative distribution channels. Together with our successful e-banking offering and customer service centers, our 1,177 ATM’s and 327 branches across Switzerland provide a network broader than any of our domestic competitors.
    At the end of 2001, the Private and Corporate Clients business unit employed 19,938 people throughout Switzerland. This represents a reduction of more than 5,700 since the merger in 1998 between Union Bank of Switzerland and Swiss Bank Corporation, as we have continued to realize the cost control effects of the systematic implementation of our strategic projects portfolio and the synergy benefits of the merger.
    Private and Corporate Clients’ objective is to further develop the most profitable large bank serving private, business and corporate clients in Switzerland. While continuously realizing further efficiency gains and exploiting cost saving potential, Private and Corporate Clients strives to create additional value by providing integrated financial solutions for clients’ individual requirements. We will maintain and develop our state-of-the-art infrastructure by optimizing efficiency, quality of services and security to the benefit of our clients and the rest of the UBS Group.
    The Private and Corporate Clients business unit is composed of six business areas, four of which have income generating activities (Individual Clients, Corporate Clients, Operations and Risk Transformation and Capital Management) and two of which provide essential support services (Resources and Information Technology). Almost one quarter of our staff, primarily in the business areas Operations, Resources and Information Technology, provide services to other UBS units.

Our business areas

Individual Clients

The Individual Clients business area offers financial solutions for private clients. At the end of 2001, we had over four million individual client accounts, of which more than one-quarter related to affluent clients, with assets between approximately CHF 50,000 and CHF 1 million, a key focus of our efforts.
    Our range of products and services provides comprehensive coverage of clients’ financial life cycle needs, from current accounts and savings products, residential mortgages, to wealth management services, pensions and life insurance.
    UBS is the leading lender to private clients in Switzerland, offering a comprehensive range of mortgage products, and has the biggest Swiss credit card portfolio, with a market share of 31%. We offer both the most widely accepted cards, VISA and Eurocard (Mastercard), giving our clients financial independence worldwide.
    Our clients benefit from access to a wide range of services and expertise, be it from specialists within Private and Corporate Clients, from the newly established UBS Switzerland products and services unit, or from the capabili-

The Business Groups
UBS Switzerland

ties of UBS Warburg or UBS Asset Management. Examples include the recently launched UBS classic mortgage, where the interest rate is linked to the ten-year Swiss federal bond rate, the newly established Alternative Investments unit, which provides screened access to high quality alternative investments, or innovative investment products such as UBS’s Fresco Index shares, which bring the benefits of exchange traded funds to the European market.

    In addition to UBS Group’s own products, our offering is also supplemented by an open product architecture approach, which provides access to carefully screened “best in class” third-party products. For example, UBS recently introduced third party management of funds deposited in its Fiscainvest retirement savings account, and UBS Life, which provides its own unit-linked life insurance products to UBS clients, also offers more traditional life insurance products sourced from a third party supplier.

    As a leader in a relatively slow growing market, we are dedicated to increasing operational efficiency through the intelligent application of technology. Centered on UBS Switzerland’s integrated multi-channel strategy, with its extensive e-banking offering, our infrastructure is designed to give our clients convenient and efficient access to banking services. For basic products and services technology is used, both to ensure round the clock availability and low cost provision. Our customer service centers provide convenient contact, and basic information or advice 24 hours a day, while for in depth advice and to work out specific individual investment solutions all our clients have our expert client advisors and Switzerland’s largest banking network at their disposal. In 26 of our branches we have implemented a “two-zone concept”: standard transactions can be undertaken via ATMs, while client advisors focus on value-adding advice.

    Technological support for our client advisors is also critical to our success. During 2001 we became the first bank in Switzerland to introduce a fully integrated and standardized automated lending business process. Our client advisors receive completeend-to-endsupportinallactivitiesrelating to granting and administrating loans. Functionalities range from client relationship management to obtaining a rating and a credit decision, risk-adjusted pricing and the automatic execution and documentation of the transaction. Our clients benefit from fast response times, clear and comprehensive documentation and price transparency, while we gain from high data quality to support risk management tasks and, of course, increased efficiency with minimal manual intervention.

Corporate Clients

Corporate Clients provides integrated financial solutions for corporate clients including institutional investors, public entities and foundations based in Switzerland.
    Our range of products and services is tailored to the needs and sophistication of our clients. The 170 top-tier companies, many of them with operations that span a multitude of markets, require advanced financing and risk management skills and comprehensive access to the capital markets for their funding needs. Approximately 8,000 large companies utilize our expertise in handling complex financial transactions; focused on the domestic market, around 170,000 small and medium enterprises (SMEs) primarily require local market know-how and access to a full range of products and services. We are also the leading bank in Switzerland for public sector bodies.

    Lending is naturally a core part of our business. Since 1998 we have introduced a completely new lending business process, using portfolio theory and detailed knowledge of our loans and our borrowers to introduce a comprehensive risk adjusted pricing model. This was designed to alter the focus from the volume of lending to the quality of lending, with an emphasis on transactions which create economic value, through an adequate risk/return relationship. As a result of this process the risk profile of our loan portfolio has gradually improved, with a higher proportion of higher quality counterparties, reflected in a reduction in our adjusted expected credit loss charge. At the same time risk adjusted pricing can bring benefits to our clients, promoting transparent and open discussions between client and advisor. The advisor communicates clearly the basis for credit decisions and can provide an external perspective to the client, as a basis for suggesting products and services that address identified issues and add value. Possible areas of improvement can be identified, which, if successfully implemented, can be reflected in lower loan pricing.
    Our client advisors can also provide a wide range of financial advice, from investment products to complex mergers and acquisitions or structured financing advisory services, often working in close cooperation with specialists from UBS Warburg and UBS Asset Management. As well as lending and finance, Corporate Clients provides substantial business processes support to its clients, ranging from transactional payments and securities services to facilitating cross-border transactions with trade finance products.
    To support a close relationship and ensure personalized advice, detailed knowledge of each client and their situation is key. During 2001, we introduced a web-based client relationship management system which consolidates data from a number of different systems, allowing each client advisor to view client data in a structured and systematic way. Each client’s particular situation and preferences can be analyzed in detail with the objective to propagate an even more client-tailored advisory process and actively address client needs.

Risk Transformation and
Capital Management

The Risk Transformation and Capital Management (RTC) area was created in 1999 in order to separate the management of UBS Switzerland’s balance sheet, and the risks associated with it, from loan origination, as part of our redesign of the entire lending process. Although other business areas are responsible for managing client relationships and granting loans, RTC is in charge of managing the risk profile of the loan portfolio as a whole.
    This responsibility covers both strategy for new credits, including the management of risk adjusted pricing, and the management of the recovery portfolio, which principally contains impaired and non-performing loans. In addition RTC is responsible for identifying opportunities for securitization, sale or syndication of loans or risk exposures, in order to best manage the risk profile of the whole portfolio.
    RTC has begun to use its extensive product and process expertise in this field to develop new products and services for third party distribution channels. Through its Credit Asset Transfer (CAT) initiative RTC works with third party financial institutions to give them the opportunity to sell on all or a portion of their residential mortgages. UBS then takes on the risk directly and refinances the transactions in the market, while the seller remains responsible for servicing the loan and maintains the customer relationship. A major new CAT relationship was announced on 15 February 2002, between UBS and Postfinance, the financial services arm of the Swiss Post Office. With outlets in every town in Switzerland, Postfinance will be able to offer mortgages and loans to individuals and small and medium sized enterprises without being licensed to operate as a bank.
    Based on our expertise in this field, this innovative service gives our partners access to top quality risk management and funding, while UBS is able to leverage the robustness and scaleability of its processes to generate additional revenues for the bank.

The Business Groups
UBS Switzerland

Operations

The Operations business area provides the transaction processing infrastructure to UBS Switzerland and to other UBS units. For example, in the Primary Booking Name initiative, which was implemented over the last two years, FX interbank and FX options transactions from key UBS Warburg locations such as London, Stamford, Singapore, Hong Kong, and Tokyo are now centrally processed in Switzerland. This centralized approach exploits economies of scale, and ensures that synergies between the various units are fully realized. Since the 1998 merger between Union Bank of Switzerland and Swiss Bank Corporation we have streamlined overlapping infrastructure and re-engineered processes, so that UBS now has a stable and reliable infrastructure at its disposal, able to provide state-of-art services with high efficiency.
    Operations also offers payments, securities, and custodial services to more than 3,000 financial institutions world-wide, and plays a leading role with UBS Warburg in the group-wide “Bank for Banks” initiative which offers state-of-the-art wholesale banking services to third party banks. This allows the bank to optimize the utilization of its existing infrastructure and increase efficiency, while third parties who lack our scale can outsource activities and benefit from wideranging UBS’s expertise.
    UBS Global Custody & Investment Services offers institutional investors the opportunity to consolidate multiple bank relationships into a single cost-efficient global custodian. This simplifies their processing and administration and allows them to take advantage of our value added services, such as flexible consolidated performance reporting, investment controlling and accounting, and powerful portfolio management tools.

Loan Portfolio

At 31 December 2001, the Private and Corporate Clients loan portfolio amounted to CHF 152 billion. Mortgages represented CHF 114 billion, of which 82% were residential mortgages.
    Continued discipline in implementing our credit portfolio strategy has resulted in a strong focus of our origination efforts on higher quality exposure with an attractive risk return relationship. The risk profile of the portfolio further improved over the past year.

For details on the credit portfolio, please refer to the Risk Analysis section on pages 61 to 76.

Recovery portfolio

Risk-adjusted pricing takes account of the fact that, based on historic loss experience and considering our economic scenario for the future, a certain percentage of clients will be unable to meet their financial obligations. Once a particular client is in actual default, dedicated teams of recovery specialists advise the client to achieve the best financial result either by pursuing a possible economic recovery through restructuring, or alternatively, by achieving the best possible value through liquidation of available collateral in order to limit our financial loss.
    The recovery portfolio amounted to CHF 12 billion at 31 December 2001, of which CHF 11 billion were impaired and carried provisions of CHF 5 billion. The recovery portfolio has reduced by 54% over the last three years from

CHF 26 billion at 31 December 1998, soon after it was set up, thanks to the improved economic situation in Switzerland and our successful recovery efforts. Over the same period, non-performing loans with payments outstanding for ninety days or longer decreased from CHF 14.0 billion at 31 December 1998 to CHF 7.0 billion at 31 December 2001, leading to a non-performing loans to gross loans ratio of 4.6%.

Strategic initiatives

The Strategic Projects Portfolio

Private and Corporate Clients has enjoyed considerable success since the formation of UBS following the 1998 merger. Net profit before tax grew at an average annual rate of more than 33% from 1998 to 2001, despite the difficult environment of the last year. Much of this success has resulted from our dedicated efforts to realize the opportunities presented by the merger, including both cost synergies and improved revenue generation.
    In order to make the most of these opportunities, we set up a Strategic Projects Portfolio, which groups together our most important initiatives — those with the highest potential to contribute towards achieving our strategic goals – giving them regular senior management attention and priority in terms of IT and other resources, and subjecting them to a systematic control process.
    Structured along five value drivers: “distribution”, “pricing”, “products”, “processes”, and “cost control”, its achievements since the merger have included rationalizing and extending our product portfolio, streamlining our distribution network, combining payments and securities operations centers and integrating logistics functions, resulting in substantial efficiency gains.
    The biggest positive effect on income has come through the implementation of risk-adjusted pricing in the lending business and our continued efforts to increase the efficiency and customer focus of the different steps in the lending process. At the same time we have filled out our product portfolio, for example by introducing the UBS Classic mortgage which has an interest rate linked to the ten-year federal bond rate. This addition to our product range ensures that we can offer our clients an optimized product for any phase of the interest rate cycle. We are also using technology to help us increase revenues, using data mining to better understand our clients needs and identify cross-selling opportunities, while at the same time increasing process efficiency so that client advisors can spend more time on providing advice.
    Cost control initiatives within the strategic projects portfolio are now increasingly focused towards exploiting synergies for the entire UBS Switzerland Business Group — providing services centrally for both Private and Corporate Clients and Private Banking. Examples include the centralized products and services unit, the centralization of document management and loan processing and shared development of e-banking initiatives.

The Business Groups
UBS Switzerland

Private Banking

UBS Private Banking is committed to becoming the wealth management provider of choice for private investors, world-wide.

Business description

UBS Private Banking provides a comprehensive range of products and services individually tailored for wealthy clients from Switzerland and abroad, through offices around the world.
    With 140 years of private banking experience, 85 offices world wide and CHF 682 billion of client invested assets, Private Banking is the world’s largest private bank.

    Private Banking’s 2,346 highly trained client advisors, combine strong personal relationships with access to the resources of the whole UBS Group to provide a full range of wealth management services, from asset management to estate planning, corporate finance advice to art banking. Private Banking is committed to developing an open product platform, widening the choices available to its clients by complementing UBS’s own products with top quality third party products, through a screened open-architecture.
    Private Banking is currently expanding its domestic business in five key European markets – France, Germany, Italy, Spain and the UK – opening new offices and aiming to hire a total of up to 250 new client advisors each year.

Organization

Private Banking’s global product offering is carefully tailored to meet country-specific tax and legal regulations and the different aspirations of clients in different markets. Our client advisors are organized in line with this geographical focus, into five regional business areas:
–	Europe
–	Asia
–	Middle East and Africa
–	Americas International, and
–	Swiss Clients
    Where local regulations allow, client advisors who serve clients domestically or internationally report through to a single manager, helping to avoid channel conflict and ensuring that our clients receive a consistent high quality service whether they bank at home or abroad.
    In addition, we have established expert global teams which concentrate on the requirements of particular client groups or provide specialized services. Examples include the Family Office for wealthy families, the sports and entertainment group focusing on the special life-cycle related needs of artists or sports professionals, the Islamic banking team which provides products designed to be Shari’a com- pliant, and our numismatic and art banking groups.

    The Intermediaries business area is the market leading provider of products and services to financial intermediaries in Switzerland. Leveraging the scale and scope of our private banking expertise, we provide financial intermediaries in Switzerland, Germany and elsewhere with solutions, products and services that add substantial value to their client relationships, and allow efficient and convenient management of their clients’ assets through UBS Connect, our sophisticated e-platform.

    Finally, we operate five independently branded, but wholly-owned private banks: Armand von Ernst, Banco di Lugano, Cantrade, Ehinger, and Ferrier Lullin, each based in a different one of Switzerland’s key regional private banking markets.

Clients and marketing

Target clients

UBS has moved away from rigid client segmentation. We prefer clients to “self-segment” themselves, based on the different levels of service we provide at different costs.
    In Europe, our products and services are designed for “core affluent clients”, i.e. those with in excess of EUR 500,000/CHF 750,000 of investable assets, a market which represents a tremendous opportunity. A Datamonitor study in April 2001 predicted that there will be over four million individuals in this target segment in Europe by 2004, with over EUR 4 trillion in investable assets. In addition, the wealth of the most affluent segment (those with EUR 3 million or more in investable assets) is expected to grow fastest, providing great potential for UBS, which has the focus, resources and expertise to meet these clients’ needs.

Marketing

Brand strength and brand recognition are a key success factor in the private banking industry, helping to create a situation in which clients trust us to provide them with high quality advice, products and services.
    UBS is one of the best known brand names among high net worth individuals globally. This position is bolstered by the UBS Group’s brand marketing campaigns, which aim to increase awareness of UBS amongst high net worth individuals and business leaders, and by Private Banking’s own brand campaigns, specifically targeted at potential private banking clients.
    UBS Private Banking is associated with values such as “security and stability”, “inspires trust”, “takes clients seriously” and “excellent products and services”, all factors which are among the most important for high net worth individuals. Our brand advertising campaigns aim to sustain and strengthen our image and brand awareness. For the last two years, these campaigns have been based around images of the UBS Verbier Youth Orchestra, which gives around 100 talented young musicians aged between 17 and 29 the opportunity to gain experience working with top international conductors.
    In addition to brand based activities, each business area is responsible for its own regional marketing activities, supported by a centralized UBS Switzerland marketing function, which is responsible for coordinating brand management activities, advertising, market research, and for sponsoring and the preparation of standardized marketing materials.

Structured advisory process

The consistent delivery of a truly consultative advisory process combined with a comprehensive product positioning framework is essential to putting Private Banking’s value proposition into action. Highly skilled client advisors take time to understand clients’ needs in order to provide comprehensive, best-in-class solutions through a carefully structured process, supported by leading technology.
    The client advisor’s role is to ensure a clear focus on the needs of each individual client.

The Business Groups
UBS Switzerland

Together with the client, the client advisor invests significant time and energy to understand and analyze the client’s situation, taking into account all the different factors which affect the client’s investment goals and risk appetite. The client advisor then acts as a consultant, helping to build a personalized financial strategy to meet these requirements.

    The client advisor acts as a gateway for the client to the resources and expertise of the whole of UBS and third-party providers, building on a robust product management framework and the resources of our specialists to bring together the products and services required to implement the client’s strategy. Our commitment to open architecture forms a key part of the value proposition for our clients in this process, allowing the client advisor to select the best product to meet the client’s needs from a much wider range.
    The process is completed through comprehensive monitoring and reporting of investment performance, with regular feedback to adjust goals and strategies as required.

Products and Services

UBS Private Banking’s offering spans the entire range of financial solutions, allowing us to tailor our offerings to each client’s specific needs. The bank’s own range includes products from all our Business Groups and is supplemented by carefully screened third party products which have been through a comprehensive due diligence process.

Open architecture

In order to be credible to our clients we have to offer them product-neutral advice, selecting the best possible products for each client’s specific situation. But the only way to do this meaningfully is to give our clients access to best in class products in every field, suited to their needs and risk appetite. To do this successfully means opening our product architecture to include products and services from third-party suppliers. But rather than becoming a financial supermarket, we have chosen to carefully screen third-party offerings, only selecting those that meet the high quality our clients require. The combination of this careful product selection with our structured, consultative advisory process aims to ensure that the solutions we propose best fits our clients’ needs and goals.
    In order to have the greatest possible impact, our open architecture framework is focused on products or services which differ substantially in both quality and content between different providers, such as mutual funds and alternative investment products.
    At the same time, a successful open architecture framework requires efficient product management capabilities, with clear ownership of each product category across all phases of the product lifecycle, including responsibility for selecting and screening potential product offerings. During 2001, we have rationalized our product management structures and processes, introducing end to end responsibility for product selection, development, and support.

Product positioning framework

Depending on their financial situation and individual preferences, clients have varying requirements regarding the level of service they expect from their advisor. This is where a logical and intuitive positioning of our wide range of products and services can add value for the client as well as the client advisor.
    At the first level, UBS Investment Products include advisory services which are primarily focused upon effective management of a stan- dard suite of transaction-oriented products. UBS Investment Solutions, the second level, adds systematic advisory services including asset allocation, investment selection and portfolio management. Clients choose investments based on a consultative advisory service or delegate all decision making to their client advisor. The third level, UBS Financial Planning, goes beyond pure investment decisions and offers comprehensive advice reflecting the client’s lifecycle needs and their entire asset base, including for example real estate and art. At the top end of the range, UBS Ultra High Net Worth Wealth Management pro-

vides the whole range of financial services in an exclusive and very individualized format for ultra high net worth individuals.

    The framework is fully dedicated to open architecture and provides access to carefully screened best-in-class products. By applying a consultative advisory process the services are centered around the individual client with the goal of creating and reinforcing the UBS brand experience.
    The four levels of the product positioning framework provide the foundation for external and internal communication of our product offering. The framework also acts as the basis for the organizational and structural set-up of our product functions as we implement a systematic product development process.
    To promote the proposition and ensure consistency in communication, a comprehensive client advisor training program is being carried out, and client literature and other promotional material are being updated. The overall message is also taken up in the latest UBS Private Banking advertisement campaign “AAA”: “Access” representing the open architecture; “Analysis” representing the screening process; and “Advice” representing the systematic advisory process.

Research and investment products

UBS Private Banking clients benefit from the same service standards enjoyed by institutional investors, with direct access to market specialists and execution on major financial markets world-wide, across the full range of products from equities to FX, structured products to precious metals.
    Alternative investments. Our clients can access a wide range of alternative investments, from in-house hedge funds (like the GAM or O’Connor range of funds) to third party private equity funds and fund of funds products. In particular, we offer discretionary portfolio management clients the option to include alternative investments in their asset allocation.
    Research. UBS Private Banking clients have access to a broad range of research on the development of economies and financial markets, on industries and on individual companies. Research and analysis is provided through the investment center within UBS Private Banking. Private Banking clients can have direct access to exclusive research information via the internet.

Investment solutions

Discretionary portfolio management. Clients delegate the management of their assets to a team of professional UBS portfolio managers, according to an investment strategy agreed with their client advisor and reflecting the client’s risk appetite and investment goals.

The Business Groups
UBS Switzerland

    Clients can elect either to invest in the full range of securities directly, or to limit their investments to investment funds, through our Managed Fund Portfolio product. In each case, our portfolio management service offers clients an active, but risk-controlled investment approach, based on consistent analysis of macroeconomics, markets and individual companies with regular monitoring of credit quality and liquidity of assets. Investments are managed with an emphasis on diversification across asset categories and markets, and an increasing focus on a regional and sector orientation. We can also take into consideration tax aspects in our investment process, if requested.

    Through discretionary portfolio management our clients can benefit directly from the investment policy of a leading financial institution with international resources and access to a large fund of knowledge and experience, secure in the knowledge that portfolios and risks are continually monitored. UBS’s portfolio management services do not simply provide an “off-the-peg” product: there are over 650 different investment plans within the six basic strategies, depending on criteria such as currency, home market bias, and the inclusion or exclusion of alternative investments.
    Advisory management of assets. Clients increasingly wish to be involved in the management of their own assets, with the support from UBS’s investment professionals. For them, Private Banking provides analysis and supervision of portfolios and their risk profiles, together with tailor-made proposals to support investment decisions. We offer different levels of structured adviory services, all based on an all-inclusive fee. Examples of our different offerings include: Active Portfolio Supervision (APS) in which a client receives investment recommendations whenever their portfolio breaches specified parameters; Active Fund Supervision, which is essentially the same, but the client’s portfolio is limited to investment funds; and Active Portfolio Advisory (APA) which, in addition, provides direct access to a dedicated investment specialist and tailor-made strategies. UBS Choice and UBS Fund Choice provides more limited supervision and advice for smaller portfolios, including access to a screened selection of third party funds and a comprehensive banking package, all for a flat fee.

Financial planning

We provide professional financial planning to help our clients achieve their personal and financial objectives and cope with important lifecycle events (e.g. inheritance, proceeds from business sale, change in tax regulations). We develop and execute customized solutions using our own inhouse experts and top external consultants, to deliver value-adding and personalized wealth enhancement strategies.
    The financial planning advice we provide to our clients and their families covers every stage of life, from education funding and gifts to children through business start-up to succession planning and inheritance. Specific advisory services we can provide include strategic wealth management and lifestyle planning, retirement planning, tax planning, inheritance and succession planning, real estate advice, asset protection, art banking, insurance advice and the establishment of trusts, foundations and other corporate structures.

Corporate finance advice

UBS Private Banking provides independent corporate finance advice and services to business owners, drawing on the resources of UBS Warburg. This advice can cover the whole range of business situations, from venture capital search for start-up companies to succession planning, or the development of derivative structures to help diversify single stock holdings. The corporate finance advice we give to clients is carefully coordinated with financial planning and tax advice, helping to optimize the proceeds from corporate finance transactions.

Family office team

During 2001, Private Banking formed a specialist team to spearhead its work with the top segment of its clientele. The aim of the team is to help wealthy families to preserve and optimize their investments across generations, taking into account all economic, political, legal, and personal aspects.
    The services provided by the family office team will vary from client to client. In some cases, where a professional family office already exists, UBS can provide additional specialist advice. This might cover institutional-style strategic asset allocation and portfolio risk analysis, or investment banking services, perhaps advising on the sale or restructuring of a family business. In other situations, where a family office does not exist, the expert team can help the client to build it up. In each case, the specialist team’s role is to identify and analyze clients’ unique needs and then to tailor UBS’s services to meet those needs in the most efficient and effective manner. The family office team ensures that their clients receive the very best quality products and services, sourced from across UBS’s Business Groups and from best-in-class third-party providers.
    The family office market in Europe is estimated at around CHF 220 billion in investable assets, with forecast growth of 11% a year over the next three years. The launch of this dedicated team underlines our ambition to further expand our position as the provider of choice for the top segment of private banking clients.

Banking products

We provide a full range of global custody and investment services, including securities lending and reporting and risk control. We also offer real-estate financing, Lombard credit and structured credit products. At 31 December 2001, Private Banking’s outstanding loan book amounted to CHF 29 billion, or 16% of UBS Switzerland’s gross loan book.

e-business

Our philosophy is to put the client advisor at the center of all our client relationships, supported by the most advanced technology. Our e-banking activities aim to enhance this relationship. Independent from time and venue, state-of-the art applications provide clients with convenient access to their assets and comprehensive personalized services, designed to reflect local characteristics and requirements. All services are protected by our proprietary SAFE security infrastructure, which safeguards client access and data transmission over the internet.
    Originally developed and implemented in our Asia operations, SAFE has recently been rolled out in our locations in Monaco and Luxembourg and successfully integrated with their banking systems. This process is a good

The Business Groups
UBS Switzerland

illustration of our strategy for delivering successful global e-commerce projects: solutions and applications arefirst developed for a particular local market and then, after successful implementation, adapted to reflect local characteristics and requirements and rolled out in other locations.

    Other prominent examples also include solutions initially developed for e-banking in Asia and launched in July 2001: e-Portfolio which gives an online-view of client’s assets and liabilities, Wealth Optimizer which supports clients in analysing their financial situation, and Advisory Messenger which provides a secure online communication link for our clients routing messages automatically to the dedicated advisor. These three e-advisory applications are now being rolled out in other markets. After country-specific customization to meet local client requirements, the e-portfolio application has been launched for clients of UBS Luxembourg. In November, a version of the Wealth Optimizer was implemented for clients of UBS Switzerland, as the myOpportunities tool within myUBS. All three tools are also now available to clients of some of our private banking subsidiaries (Bank Ehinger, Cantrade and Banco di Lugano).

European wealth management

UBS has scale and excellence in two different types of private client business: the brokerage model, through UBS PaineWebber, and the private banking model, through Private Banking. In Europe in 2001 we have been putting the combined strengths of these two traditions together to help build our domestic presence in five key target countries, Germany, France, Italy, Spain and the UK, which together represent about 80% of the European market. By deploying staff and expertise, we have taken the best of UBS PaineWebber’s top-class abilities in marketing, product management and innovation, technology, and training and applied them as a key catalyst in building our European business.

    Our strategy is based on three building blocks: ‘People’, ‘Products’ and ‘Platform’. Private Banking strives to provide all our clients with excellent service and financial solutions tailored to their needs, based on in depth analysis and a strong relationship between each advisor and his or her clients. Only by deploying the best people, with the best products and superior technology to support them will we deliver this experience to clients in our target countries.

People

Acquiring high quality client advisors with profound knowledge of their domestic markets is a cornerstone of the European Wealth Management initiative. Our ambition is to hire and train up to 250 new client advisors a year, representing an entirely new level of recruitment activity for Private Banking. Our success so far has been bolstered by the acquisition of new skills learned from UBS PaineWebber, which hired almost 2,000 new advisors between 1998 and the start of 2001. An unprecedented training initiative, developed with UBS PaineWebber’s assistance, helps every private banker to master state-of-the-art know how in wealth management, complemented with product specific training for the new generation of open architecture advisory services.

Products

While all our clients have access to the full range of Private Banking’s product offering, we have also launched two new innovative open architecture services in 2001, specifically targeted at the European market.
    UBS Managed Fund Portfolio is a client investment account constructed primarily with third-party mutual funds. In contrast to other “fund of funds” structures, UBS Managed Fund Portfolio offers funds from a truly global range of managers and further distinguishes itself by a quantitative and qualitative screening, analysis and selection process.
    Clients benefit from a state-of-the-art process that ensures top due diligence standards as well as identifying offerings with a superior performance track-record. Around 30 providers have been selected for the initial launch from a screened universe of over 1,000, including AXA Investment Management, DWS, Fidelity, JP Morgan Fleming Asset Management and Swissca.

    As its name implies, UBS Money Manager Access opens the door to exceptional investment talent. The product provides UBS clients with access to a wide range of independent third-party investment managers to create tailor-made investment solutions. In addition to the mutual funds available through UBS Managed Fund Portfolio, UBS Money Manager Access will provide direct access to the management skills of institutional managers such as Lazard Frères, JP Morgan and Alliance Capital.
    As well as taking on the work of manager selection on behalf of the client, UBS will provide access to third-party managers at much lower minimum investment levels than would be possible direct. UBS Money Manager Access currently has no equivalent in Europe. Both UBS Managed Fund Portfolio and UBS Money Manager Access have been developed in close co-operation with UBS PaineWebber. These new products represent further progress in Private Banking’s commitment to open architecture, and will be rolled out progressively in other Private Banking locations outside of Europe.

Platform

As we hire new client advisors, we are expanding our European branch network, extending our reach to new locations and increasing convenience for our clients. Potential locations within the five target countries, are systematically screened according to a number of criteria such as market potential, market share to break even, and potential availability of professional client advisors. Three different types of branches are being implemented, tailored to local market requirements and taking account of potential invested assets: “main country offices” are located in a country’s most important financial center and comprise extensive infrastructure, while branch offices and satellites are operated using a leaner set up. Through this process, our network has expanded to 21 offices, from 15 offices at the start of 2001, with new offices opened in Seville, Lyon, Marseille, Bordeaux, and Bielefeld, and a small representation established in Edinburgh.
    In order to ensure that we can operate in the most cost effective and efficient manner, while at the same time maintaining the flexibility to swiftly introduce innovative new products, we are building a new IT infrastructure to support the European wealth management initiative. The new platform passed its first essential test in December 2001 with its successful implementation in France. Locations in other target countries are scheduled to be migrated to the new platform over the course of the next five quarters. It also forms the basis for the implementation of new advisor tools which support analysis of a client’s profile and situation and the selection of the appropriate asset allocation through a systematic approach.
    After a year of intense effort, the European Wealth Management initiative is well on track, producing promising results despite adverse market conditions, with clients entrusting CHF 5.6 billion in net new money to us in our target countries in 2001.
    According to market analysis, the top client segment targeted by the initiative is expected to grow significantly over the coming years, representing major potential for the future. We believe that with our unique expertise, business model, and technology, UBS is excellently placed to enhance our position in Europe, establishing ourselves as the wealth manager of choice in our five target countries.

The Business Groups
UBS Asset Management

UBS Asset Management

UBS Asset Management delivers superior results for its clients through a globally integrated investment organization.

Business Group Reporting

CHF million	UBS Asset Management

For the year ended	31.12.01	31.12.00

Institutional fees	1,007	1,119

Mutual funds fees	1,103	834

Total operating income	2,110	1,953

Personnel expenses	1,003	880

General and administrative expenses	564	439

Depreciation	46	49

Amortization of goodwill and other intangible assets	266	263

Total operating expenses	1,879	1,631

Business Group performance before tax	231	322

Cost / income ratio before goodwill (%)	76	70

Net new money — Institutional (CHF billion)	6.2	(70.8)

Invested assets — Institutional (CHF billion)	328	323

Net new money — Mutual Funds (CHF billion)	28.7	2.9

Invested assets — Mutual Funds (CHF billion)	344	319

Headcount (full time equivalents)	3,281	2,860

Business

    Our business is investment management: delivering value-added investment performance and excellence in client service to a diverse international client base, ranging from major institutions to individual mutual fund clients. The breadth, depth and global scope of UBS Asset Management’s investment capabilities, research and risk management distinguishes it from its peers.

    UBS Asset Management has a total of CHF 672 billion of invested assets making it the twelfth largest global institutional asset manager, the second largest mutual fund manager in Europe, and by far the largest mutual fund manager in Switzerland.

    UBS Asset Management brings together the key elements of investment solutions for its clients:

–	A global perspective on markets and economies.

–	A top quality investment management platform, dedicated to valuing markets, currencies and securities around the world, based on a range of investment styles, with a particular expertise in identifying price/value discrepancies derived from fundamental research.

–	Innovative thought leadership and investment ideas.

–	Extensive financial, informational and, most important, human capital.

–	A dedication to providing personal client services and personalized business solutions.

    UBS Asset Management’s main offices are in Chicago, London and Zurich. With 3,000 employees in over 15 countries, UBS Asset Management offers a truly global perspective on investment management.

Organization

UBS Asset Management’s investment expertise is based on a single global investment platform, with over 450 investment specialists located in the world’s major financial centers. The resources and expertise of all these specialists are available to support all of UBS Asset Management’s clients, wherever they are located.

    UBS Asset Management’s investment expertise is delivered through specialized local client franchises around the world, which combine access to UBS Asset Management’s global investment management platform with detailed knowledge of local clients, markets and regulations. Our best known client brands are Brinson Partners, Brinson Advisors and Brinson Canada in the Americas, Phillips and Drew in the UK, and UBS Asset Management and UBS Investment Funds in Europe, the Middle East, Africa and Asia.

    In addition, specialized investment capabilities are offered through specific brands including: O’Connor, which offers hedge funds and other alternative investments; GAM (Global Asset Management) a multi-manager specialist; Fresco exchange traded funds; UBS Realty and UBS Timber.

    In April 2002, we will launch a new brand, UBS Global Asset Management, to replace the different brands that have been used around the world for our core institutional and wholesale businesses. This strategic move reflects the global integration and scope of our investment approach and offerings and underlines our consistency of approach and commitment to shared principles throughout the world. Specialty businesses with separate identities such as GAM, Fresco and O’Connor will retain their current names.

Investment capabilities

UBS Asset Management has historically been closely associated with a price/intrinsic value investment style. Although this remains true, we have broadened our capabilities and developed our investment platform in recent years to the point where we believe that we are now better described as a multi-paradigm investment firm. This paradigm is supported by one global, totally integrated investment platform, employing resources from all areas of the globe.

    Our investment capabilities include:

–	Equities
–	Balanced
–	Fixed Income
–	Alternative — Private equity, real estate, timber, farmland, hedge funds
–	Multi-manager and fund of funds

    Our client mandates reflect the very broad range of these capabilities, from fully discretionary global asset allocation portfolios to equity or fixed income portfolios with a single country emphasis, including alternative asset classes such as real estate, timber, hedge funds and private equity. These portfolios are available through separately managed portfolios as well as through a comprehensive range of pooled investment funds. We pride ourselves on our ability to create customized investment portfolios to meet the specific needs of any prospective client.

    Our underlying investment philosophy remains: the ultimate value of a security is based on fundamentals, specifically, the present worth of future discounted cash flows. We are constantly looking for discrepancies between asset prices and their fundamental worth, but further-

The Business Groups
UBS Asset Management

more, we look to understand these differences. We realize that these differences and the risks associated with them, if not fully understood, can lead to periods of under-performance. Therefore it is important to both understand the market pricing and actively manage the risk.

    Our investment process is driven by essential fundamentals, which are necessary for us to be successful value added providers. These include recruiting and maintaining the highest quality investment talent, a focus on excellent and innovative research and disciplined portfolio construction and risk management. In addition, we pride ourselves in providing thought leadership, which extends our influence to assets beyond the realm of UBS.

Clients and marketing

Institutional

We have a diverse institutional client base located throughout the world. Our clients include:

–	corporate and public pension plans

–	endowments and private foundations

–	insurance companies

–	central banks and supranationals

–	financial advisors

    We use our long-term track record and strong client franchise to increase the penetration of our services with both new and existing clients. As a full service institutional asset management firm, offering our clients a comprehensive global range of research and investment analysis is a key part of our overall service and capability package.

    In consultant-driven markets, such as the United States and the United Kingdom, we rely on developing and maintaining strong relationships with the major consultants that advise corporate and public pension plans, endowments, foundations, and other institutions. We also dedicate resources to generating new business directly with large clients.

    In the US, our Brinson Advisors business provides products and services to the wholesale intermediary market, focusing on three core areas: quantitatively driven investments, short-term fixed income products and municipal securities. We are committed to developing and extending this wholesale business over the next two years.

Mutual funds

UBS Asset Management offers almost 500 mutual funds, exchange traded funds and other investment vehicles, across all asset types in diverse country, regional, and industry sectors.

    In general, we do not maintain direct relationships with individual customers, but distribute our funds through intermediaries. Our most significant distribution channels are UBS Switzerland and UBS PaineWebber, with a minority of assets distributed through third-party providers. The penetration of our mutual fund products within the UBS Group’s existing client base is already very high, especially within Switzerland. The trend in the industry towards an open, multi-channel distribution architecture will provide increased competition for sales within UBS, but also increased opportunities outside the Group. Our business is on the leading edge of this trend, in which an increasing proportion of funds will be sold through third party channels. Within the UBS Group, we have an opportunity to offer our products through UBS PaineWebber, and to build on their successful experience of open architecture products in the US. Outside the UBS Group, UBS Asset Management will focus on distribution through third party financial institutions as demand increases for outsourcing of asset management and mutual fund services.

    UBS Asset Management will increasingly leverage GAM’s range of mutual funds and its external manager selection process, in which it selects the best from over 4,000 third-party fund providers, to enhance the range of its investment styles and products. GAM products are now actively distributed by UBS Switzerland.

Strategic opportunities

Industry trends and competitive positioning

UBS Asset Management operates in a business which is growing across all market segments and geographic locations, with Europe and Japan leading the way. The US remains the largest market on an absolute basis, but shows slower growth rates and a much more competitive environment than other regions.

    The trend to open architecture is fully entrenched within the US but is in its early stages in Europe and other regions of the globe. This clearly changes the landscape of the mutual fund business, presenting both opportunities and challenges. The biggest opportunity is the chance to increasingly offer our investment management services through other distribution channels. Undoubtedly, the challenge will be to retain our very high market share among UBS clients as competitors begin to offer their own investment management services.

    The asset mix of investors throughout the world is expected to shift towards alternative investments, driven largely by regulatory activity and the continued pursuit of consistent risk-adjusted returns. Alternative investments can provide returns with a low correlation to traditional markets and therefore offer an investor’s portfolio potential for better risk-adjusted return. Management of alternative investments offers us the potential for higher margins, as well as a closer alignment of fees with relative performance.

    Global pension reform is expected to continue as regulatory constraints ease. The pension market is undergoing a shift towards increased private funding which is expected to provide significant opportunities to asset managers.

    UBS Asset Management believes that it is strongly positioned to take advantage of this growing and changing market:

–	We have the reach to succeed in an increasingly global industry.

–	We have a multi-specialist offering of diverse investment capabilities matched by very few companies.

–	We are one of very few large investment management firms with an equally strong institutional and mutual fund capability.

Investment performance

UBS Asset Management continued its strong relative investment performance from 2000 into and through 2001. 2001 brought us one of the best years of relative performance in the history of the organization, exceeded only by 2000.

    UBS Asset Management was well positioned for the economic down-turn that occurred in the US. and spread throughout the world. Overall performance was helped by relative overweights to high yield and emerging market debt, real estate and a general underweight to equities. Within each asset type, individual security selection contributed significantly to our strong relative performance. We feel this is a direct result of the integration of our investment platform, with the opportunities this has brought to share knowledge and research across the world.

    We believe that UBS Asset Management is well positioned to continue its recent strength of the past two years’ investment performance. We will continue to develop the integrated global investment platform created in 2000, increase the coverage of our research in all major asset classes and continue to leverage the strengths of O’Connor and GAM. Additionally, we will continue to broaden our search for future investment opportunities in alternative asset classes and continue to commit significant resources to product innovation, research and thought leadership.

The Business Groups
UBS Warburg

UBS Warburg

UBS Warburg is a leading investment banking and securities firm, providing a full spectrum of products to institutional and corporate clients, governments and intermediaries globally.

Business Group Reporting adjusted for significant financial events

	Corporate and
CHF million, except where indicated	Institutional Clients		UBS Capital		Private Clients			UBS Warburg

For the year ended	31.12.01	31.12.00	31.12.01	31.12.00	31.12.01		31.12.00	31.12.01	31.12.00

Income	16,011	18,033	(868)	368	6,969		1,321	21,349	19,590

Credit loss expense	(112)	(243)			(18)		(3)	(130)	(246)

Total operating income	15,899	17,790	(868)	368	6,951		1,318	21,219	19,344

Personnel expenses	8,339	9,284	96	142	5,080		1,106	13,515	10,532

General and administrative expenses	2,705	2,779	66	49	1,489		355	4,260	3,183

Depreciation	454	555	2	2	124		42	580	599

Goodwill amortization	145	149	0	2	0		1	991	290

Total operating expenses	11,643	12,767	164	195	6,693		1,504	19,346	14,604

Business Group performance before tax	4,256	5,023	(1,032)	173	258		(186)	1,873	4,740

Cost/income ratio before goodwill(%)	72	70			90	[1]	105 [1]	86	73

Net new money (CHF billion)					36.0		15.2

Invested assets (CHF billion)			1	1	782		773

Headcount (full time equivalents)	15,562	15,262	128	129	20,678		21,814	36,368	37,205

(1)	Excluding retention payments.

Business

UBS Warburg operates globally as a client-driven securities and investment banking firm. For both its own corporate and institutional clients and the individual clients of other parts of the UBS Group, UBS Warburg provides product innovation, top-quality research and advice, and comprehensive access to the world’s capital markets.

Organization

Since 1 January 2002, UBS Warburg has been organized into two business units:

–	The Corporate and Institutional Clients business unit is one of the leading global investment banking and securities firms, providing products and advice to institutional and corporate clients.

–	UBS Capital is responsible for the private equity investment of UBS and third-party funds in a diverse global range of private companies.

During 2001, the private clients business centered on UBS PaineWebber was also reported as a business unit of UBS Warburg, and this is the financial presentation shown here and in the Financial Report 2001. With effect from 1 January 2002, UBS PaineWebber became a separate Business Group within UBS, and this will be the structure used for future financial reporting.

Corporate and Institutional Clients

The global reach, breadth and diversification of our direct access to investors is unique, and our relationship-enhancing technology is among the best in the world.

Business

UBS Warburg is one of the leading global investment banking and securities firms. Its diverse heritage has shaped a business with a truly global client base and culture.

    Our Corporate and Institutional Clients business unit provides wholesale products and advisory services to a diversified client base worldwide. It has a significant corporate client financing and advisory business, with particular strengths in advising on cross-border mergers and acquisitions and the capital raising requirements of our global corporate and government client base. Historically, among the leaders in corporate finance in Europe, we have expanded our US capabilities considerably over the last 18 months, leading to increased market share and visibility. We are one of the top-ranked firms in the world for institutional clients, with particular strengths in global equities research and distribution and in originating, structuring and distributing fixed income cash and derivatives products.

    UBS Warburg has a strong history of risk management skills across all product areas, with integrated trading and risk management across cash and derivative products, and a consolidated global view of risk across different world regions. We leverage these skills to provide a broad array of risk management products for our institutional and corporate clients.

    Corporate and Institutional Clients also manages cash and collateral trading and interest rate risks on behalf of the UBS Group and executes the vast majority of securities, derivatives and foreign exchange transactions for UBS’s retail clients.

    Corporate and Institutional Clients’ headquarters are in London and it employs 15,562 people in over 30 countries throughout the world.

Organization

We organize our business into three main business areas, distinguished by the type of products and services offered and the nature of business risks: Equities, Fixed Income and Foreign Exchange, and Corporate Finance. All businesses are run on a global basis, with co-heads in place across each of the business areas to provide leadership across our regions and product sectors.

Legal structure

UBS Warburg operates through branches and subsidiaries of UBS AG. Securities activities in the US are conducted through UBS Warburg LLC, a registered broker-dealer.

Clients

Our client base is truly global and broad based, and our salespeople, research analysts and investment bankers provide products and services to institutional investors, intermediaries, banks, insurance companies, corporations, sovereign governments and supranational organizations.

The Business Groups
UBS Warburg

Corporate and Institutional Clients Operating income by client type

	For the year ended

% of total	31.12.01	31.12.00	31.12.99

Investment Banking	23	23	23

Securities revenue from corporate clients	5	5	5

Institutional clients and markets	72	72	72

Total	100	100	100

Products and services

Equities

Our Equities business area is a leading player in the secondary equity markets and in equity, equity-linked and equity derivative products for the primary markets. In 2001, we were a leading player in the primary markets as measured by league tables, ranked 2nd in International Equities and in International Equity Linked and were one of the top two distributors of equities globally and the top ranked player in Europe. During the year we have rapidly expanded our client penetration in the US, as measured by a leading private industry survey.     Key products and services within Equities include:

–	providing research about companies, industry sectors, geographic markets and macro-economic trends to our corporate and institutional clients.

–	sales and trading of cash equities, equity-linked products, equity derivatives and equity structured products.

–	structuring, originating, distributing and trading newly issued equity, equity-linked and equity derivative products.

    We operate a multi-local model, with membership on over 87 different stock exchanges in 31 countries and a local presence in 40 offices globally, giving us enviable market access. We also have memberships of a wide range of electronic exchange ventures, and UBS Warburg owns equity stakes in some of these, including FXAll and Volbroker.

    Our commitment to giving our clients the best possible access to the world’s equity markets is delivered through a team of 900 sales people and sales traders, in 40 locations globally. They are supported by a focused account management structure, in which continuous review and feedback from our institutional clients covers all aspects of our performance including research, sales, trading, execution and settlement.

    Our equity research team supplies independent assessments of the prospects of approximately 3,400 companies across diverse sectors worldwide, representing about 90% of world market capitalization. With 600 professionals worldwide, we now have the largest team of equity analysts at any firm, according to Nelson Information’s Investment Research Survey 2001.

    Direct client contact is complemented by our leading edge technology and e-commerce tools. We aim to use e-commerce to help enhance our clients’ experience of UBS Warburg, using the internet and other technologies to empower our clients, and offering direct access to our products and services via their medium of choice. Technology allows us to intensify our relationship with our clients, providing individualized content and automating routine tasks, allowing our staff to concentrate on providing value added advice.

    The merger with PaineWebber in November 2000 has transformed our US equity franchise. The addition of a significant number of highly rated equity research analysts, combined with access to the wealthy US private client base of UBS PaineWebber have helped us to become one of the top five firms, by volume, in trading equities on the New York Stock Exchange, as well as having one of the fastest growing market shares in equity underwriting, up to 4.7% (ranked 7th) in 2001 from 1.0% (ranked 12th) in 2000. Our US equity research team now numbers over 100 analysts making it the fifth largest in the US.

    In Europe, we have regained a leadership position in primary issuance in 2001, combining our extensive knowledge of the international markets with strong research and trading capabilities. Our strengths lie not only in the issuance of ordinary shares, but, through our top-tier capabilities in equity-linked products including convertibles and exchangeables, in our ability to lead manage the issuance of the most appropriate products to meet our clients’ equity financing needs. We more than doubled our market share internationally in 2001 and were the only firm to increase market share in all regions. We improved our position in all products and regions, converted the secondary franchise into primary solutions, and generated a positive momentum that is the envy of our peer group.

    During 2001, UBS Warburg was widely recognized in industry awards, receiving the following accolades from industry publications and peers:

–	Best Equity House of the Year according to The Banker Magazine in September 2001.

–	First for equity research in the Thomson Extel Pan-European Research Survey, capturing 22 first places among 71 different industry-sector awards.

–	Institutional Investor Research rankings 1st for Global Sector Teams, 4th in Europe, 2nd in All Asia ex-Japan (with the largest increase in rankings) and 8th in the All American Research Team 2001 (improved from 17th in 2000).

–	Best Broker for Execution in the Reuters UK Larger Company Survey, for the fifth year running.

–	Most Improved Broker Award in the Reuters US Larger Companies Survey.

–	First for Independent European Equity Research in Global Investor Magazine.

–	International Financial Review’s European Equity House of the Year (and Australian Equity House of the Year for the fifth consecutive year).

    IFR praised UBS Warburg for “consistently pushing back the boundaries of what was considered feasible and for moving the Equity Capital Markets industry forward in tough conditions. Time and again in 2001, UBS Warburg showed how an equity house could draw on all its resources in atrocious market conditions in order to win and execute mandates.”

Corporate finance

The Corporate Finance business area provides a variety of advisory services including mergers and acquisitions, strategic advisory and restructuring to supranational, corporate and sovereign clients. It also provides primary capital markets and global syndicated finance services, in cooperation with the Equities and Fixed income and foreign exchange businesses. Products and services include:

–	mergers and acquisitions.

–	equity and equity-linked capital offerings, initial public offerings and other public and private equity offerings in conjunction with the Equities business area.

–	investment grade and high-yield debt offerings in conjunction with the Fixed Income and Foreign Exchange business area.

–	leveraged debt offerings in conjunction with the Fixed Income and Foreign Exchange business area.

–	structured finance.

    We were very active in all sectors in 2001, across all regions, providing our expertise, knowledge and execution capabilities to help our key clients in their ongoing strategic development. Just a few examples of the deals included:

–	Vodafone, the leading global mobile phone operator used UBS Warburg for all five transactions required for the USD 11.5 billion takeover of J-Tel. This further strengthens an already deep relationship where we have been advising Vodafone on acquisitions for several years.

–	De Beers of South Africa, a USD 19.3 billion public to private transaction, where we proved our familiarity with the highest levels of complexity, and provided a USD 3 billion underwritten loan commitment to assist the financing.

–	Allianz AG, one of the worlds leading insurance companies, used us as their advisors on their EUR 24.2 billion acquisition of Dresdner Bank AG – a testament to our creativity when it comes to problem solving.

    We have more than 2,600 corporate finance professionals worldwide, providing top-quality strategic advice and capital markets execution to our key clients globally.

    Expansion of UBS Warburg’s global corporate client franchise is one of our key strategic goals. Over the last eighteen months, we have been actively recruiting, gathering together some of the best professionals in the industry to extend both our client reach and our execution capabilities. We have appointed senior bankers and research professionals in Media, Telecoms, Technology, General Industrials and Mergers and acquisitions, both in the US and elsewhere, including

The Business Groups
UBS Warburg

Ken Moelis, now head of our Corporate Finance business in the US. As a result of these successes our Corporate Finance team in the US has almost doubled in size since 1999.

    Despite these investments, we do not expect immediate results. Gaining new corporate finance business can involve very long lead times, but we are very pleased at the progress that we have made during 2001, both in terms of league table position and market share. The combination of our expanded corporate finance and equities footprint in the US, giving us greater access to key corporate executives, combined with our global reach and scale, has allowed us to become involved in some of the largest and most complex deals in 2001, helping us to achieve the highest fee pool market share growth of any leading investment bank this year.

    We have established a longer term goal of achieving market share, on a global basis, in excess of 5%, which effectively means a target of maintaining a leading fee pool market share in Europe and Asia-Pacific and a top 5 position in the Americas. We believe that the market share gains we have achieved this year represent a solid foundation on our path to this goal, particularly against a background of very challenging conditions this year for corporate finance, with the combined effects of volatile markets and uncertain economic conditions significantly reducing the overall levels of market activity and the total fee pool.

Fixed income and foreign exchange

Our Fixed Income and Foreign Exchange business area operates across a broad spectrum of products and markets, including government and corporate bonds, fixed income derivatives, mortgage backed securities, foreign exchange, cash and collateral trading, principal finance and credit derivatives. For institutional investor clients, we can provide access to the widest range of cash and derivative products covering bonds, foreign exchange and other fixed income products. Our global structuring capability combined with our distribution to investor clients allows us to provide unique financing and hedging products to issuing clients.

    Our approach to specific products and markets varies. Where potential for sufficient risk adjusted returns exist, we will seek market share leadership in high-volume, liquid markets, using our client flow, capital and economies of scale to generate returns. However there are certain high profile fixed income markets where scale can only be gained at the expense of returns. In these cases, we focus on earning higher margins in specialized products where we can develop a position as a dominant global intermediary, leveraging our top quality research, and our premier structuring, trading, distribution and execution capabilities.

    The prime example of this approach is in the most visible segments of the global fixed income markets: the primary international and eurobond sectors. We have always made a conscious decision to operate our businesses and allocate resources based on profitability and not on pure league table positions. So, while our league table positions have slipped in 2001 as compared to 2000, we have recorded a record year in terms of revenues, with full year revenues across all products increasing by 41%.

    While there are no definitive surveys or measures of market share in the highly fragmented fixed income and foreign exchange markets, we continue to win awards for the depth of our client coverage and technical expertise with products:

–	1st in Fixed Income Strategy Research – Institutional Investor Global Survey.

–	2nd Best overall bank in FX Week Awards 2001, with 1st place rankings in FX forwards, currency options and internet trading. We also received the 1st place ranking overall with corporate clients.

–	Best website in the euromoney.com 2001 internet awards for: FX Research and Analytics, FX Options and Execution, Swaps, Medium Term Notes, Euro-Commercial Paper and Fixed Income Analytics.

Loan portfolio

UBS took a strategic decision during 1998 to reduce the size of its international loan portfolio, limiting exposures unless they directly supported core client relationships. UBS continues to avoid engaging in substantial balance-sheet-led earnings growth, with the result that the size of its international loan portfolio has reduced considerably from the level recorded in 1998. Despite this, we continue to support our core clients in their financing needs. Risk/return considerations will be the paramount consideration in determining balance sheet usage.

    Corporate and Institutional Clients’ loan portfolio was CHF 61.2 billion at 31 December 2001. The Risk Analysis section on pages 61 to 76 contains an in-depth review of UBS’s credit portfolio and business, including a discussion of its impaired and non-performing loans.

e-commerce capabilities

UBS Warburg is among the leaders in the provision of innovative e-commerce and technology solutions to institutional clients, using these to strengthen the link between advisors and our clients. We will continue to expand and enhance our web-based technology solutions, in order to simplify distribution of information and execution, and provide individualized services, analytic tools and transparency to our clients.

    Our e-commerce capabilities are based around our Client Portal, formerly known as Investment Banking On-Line (IBOL). Through this single home page, our clients have direct access to prices, research, trade ideas and analytical tools through leading edge applications such as ResearchWeb – our equity research site, DealKey, an internet facility for managing equity and equity-linked new issues, and CreditDelta, our credit portfolio management product.

    The quality of our e-commerce sites has again been recognized by industry awards in 2001. In the euromoney.com 2001 internet awards, UBS Warburg won more awards than any other bank, including Best Site awards to: FX Research and Analytics – FX Web, FX Options and Execution – FX Option Trader, Swap – LIBOR Derivatives Online, Medium Term Notes – MTNWeb, Euro-commercial paper – ECPWeb and Fixed Income Analytics – CreditDelta. The Extel European Research Survey also ranked ResearchWeb as the number one Equity Research Website, as voted by institutional clients.

    UBS Warburg sees technology as an enabling tool, allowing clients to benefit from the expertise and skills of its advisors. While the pace of technology development has not changed in 2001, we have focused on developing e-commerce capabilities as core components of our products and services, rather than as stand alone initiatives. Each business is continually seeking to enhance products and distribution methods with one goal – delivering the whole of UBS Warburg effortlessly and seamlessly to our clients.

    Providing superior advice will be key to the Corporate and Institutional Clients business unit’s future success. UBS believes its e-commerce initiatives enhance its ability to add value to clients, as well as allowing it to extract value from the scale of its core business processes.

Energy trading

Early in 2002, UBS Warburg established an energy trading unit, based on Enron’s wholesale electricity and natural gas trading operations, through a licensing agreement that will give Enron an interest in the future income of our new business. UBS Warburg has not agreed to assume any of Enron’s past, current or future liabilities, and started with an empty trading book.

    Under the deal, UBS Warburg will use Enron’s proprietary software (including EnronOnline), some of its trading floors and its back office equipment. We hare hired 650 former Enron employees, including 150 trading professionals. The key members of Enron’s electricity and natural gas trading management team will join UBS, including Greg Whalley, who became President and Chief Operating Officer of Enron in August 2001. The Enron team will be supplemented by management and other staff transferred from existing UBS businesses.

    Despite the recent interruption of Enron’s trading businesses, we expect that the combination of Enron’s existing technology and personnel together with the risk management skills and financial strength of UBS Warburg will prove attractive to Enron’s former clients and trading partners. Prior to its collapse, Enron was the undisputed leader in this market, with a reputation for trading innovation and the excellence of its technology. We believe that the talent and expertise of the team will continue to be per-

The Business Groups
UBS Warburg

ceived as the market’s best, recovering past relationships and attracting new clients.

    We see this as a great opportunity for UBS Warburg to leverage its risk management skills and trusted capital strength in an area in which market risk is largely uncorrelated to market risk in our other trading operations. It will take time to establish ourselves in this business, but we are confident that the combination of UBS Warburg with the technology and staff of the Enron trading operations will prove highly successful.

Strategic opportunities

UBS Warburg is one of the few truly global content and advice providers for institutional clients, with a full range of products. The international reach, breadth and diversification of its direct access to investors is best-in-class. We believe that markets will continue to be difficult until the second half of 2002 at the earliest, which will have a short term negative impact, particularly on our equity and corporate finance businesses. Nonetheless, we are confident that as recent new hires build their productivity, and as the momentum we have built in European and US markets pays dividends, we will continue to gain market share across all businesses, products and regions in 2002.

Industry trends and competitive positioning

We continue to show a significantly improved competitive position in both the corporate client segment and with institutional clients. Our market share in virtually all markets has improved and although we have not yet broken in to the top 5 in the corporate finance fee markets, we are a solid top 3 institutional player and have demonstrated strong momentum this year.

    Our profits and cost/income ratio were hurt by the weaker revenue opportunities as 2001 progressed, but our overall costs are down and are tightly controlled. We are increasingly competitive and well positioned to take full advantage of any market improvements.

Expansion of Corporate finance

The merger with PaineWebber has positioned UBS Warburg as an employer of choice in the key US market by further demonstrating UBS Group’s commitment to the worlds largest market and establishing a solid platform from which to build.

    During the latter part of 2000 and continuing throughout 2001, we took advantage of our enhanced credibility as an employer, and the dislocation in labor markets through various mergers within our industry, to hire key experienced and talented individuals and small teams in corporate finance.

    We have focused on specific sectors where there is a substantial current fee pool, as well as sectors where we believe there are significant opportunities in the future. Our hiring efforts have been mainly centered on the development of industry-leading franchises in several key sectors, including Consumer Products, Energy and Power, Healthcare, Wireless, Media and Industrials. We also intend to build on our existing franchise in the Financial Institutions sector.

    Building our franchise in this way will not result in overnight success. We expect it to take

Structure of the Enron deal

Under the agreement, UBS Warburg receives an exclusive license for ten years for the North American natural gas and electricity trading systems and a non-exclusive license for its systems in the rest of the world and for trading any other commodity or financial instrument globally. There will be no initial cash payment – all payments will take the form of royalties, based on future pre-tax income. Through the exercise of call options, UBS Warburg has the possibility to acquire all rights to the business (each call option would allow UBS Warburg to buy a third of Enron’s retained interest). If we exercise no calls after ten years and three months, our exclusive license for the North American gas and power trading operations will convert into a non-exclusive license and Enron will have the right to offer the intellectual property for trading gas and power in North America on a non-exclusive basis to other parties.

two or three years for the new hires we have made and the new teams we are building to reach full productivity and generate substantial returns. Despite this, we have already achieved significant results, dramatically improving our corporate finance rankings compared to 2000. Using Freeman & Co data as a reasonable proxy for improvement in competitive positioning, we have clearly started building positive momentum with corporate clients in the Americas and are one of the few among our competitors to have increased absolute fee revenues in the Americas in 2001. However, we recognize the need to continue to build our franchise, hiring bankers and research analysts with significant expertise and client relationships.

Expansion in secondary markets in the US

We aim to build a secondary markets franchise in the US that is similar in depth and breadth to our leading European and Asia Pacific businesses. As a result of the boost to our franchise from the integration of UBS PaineWebber, we now rank strongly in equity research and have more than doubled our US secondary equity market share, although we remain some way behind the market share we enjoy in Europe.

The Business Groups
UBS Warburg

UBS Capital

UBS Capital will focus on managing its existing portfolio and selectively investing in core sectors and industries where we can leverage our capabilities and experience.

Business

In July 2001, we announced the postponement of plans to spin off UBS Capital to an affiliated status given the difficult market conditions for the private equity asset class. Since then, results at UBS Capital have continued to disappoint, as further deterioration of the economic climate has forced the postponement of planned divestments and led to continued degradation of value in parts of the portfolio.

    During this period, we carefully considered the strategic future of UBS Capital in the light of the market environment, shifts in the structure of the private equity industry and our current assessment of the long-term opportunities for UBS Group. Although we are still undergoing a detailed review of the prospects for continued investments in some limited sectors, we expect that, consistent with our overall focus on advisory services, UBS will now concentrate on the management of its existing portfolio of investments, on enhancing our capabilities in private equity asset management, and restricting the level of our direct investments as principal.

    New investments by UBS and its clients in UBS Capital funds will be limited to those sectors and regions with the strongest performance track record, and where UBS has the greatest competitive strengths, management depth and industry knowledge.

    UBS Capital’s portfolio outside these strongest performing sectors and regions will be managed down by a team of proven and experienced investment managers over a period of several years to reduce UBS’s exposure without unnecessary sacrifice of fair value.

    In the short-term, divestment opportunities remain highly restricted, and the future development of the portfolio will depend on the performance of the portfolio companies, the resumption of more normal levels of capital market activity, as well as the general outlook for company valuations.

Investment portfolio

UBS Capital had a total investment portfolio of CHF 5.0 billion at 31 December 2001, defined as historic cost of investments made, less divestments and permanent impairments. The fair value of the portfolio at the same date was CHF 5.6 billion.

    At 31 December 2001, approximately 68% of the investment portfolio was three years old or less. Generally, investments are sold, and operating income recognized, between the third and the sixth year after the initial investment.

Organization

UBS Capital is structured on both a regional and sector basis. Given our revised approach, we now focus our efforts on ongoing management of our portfolio, and evaluating opportunities to exit investments which are appropriate to market conditions, the strategic positioning of the operating company and a satisfactory return for UBS and other investors. In considering any new

UBS Capital investment portfolio
Aging (based on date of initial investment)

	As at

CHF million[1]	31.12.01	31.12.00	31.12.99

pre-1994	85	65	89

1994	190	253	200

1995	214	272	308

1996	202	166	204

1997	207	520	496

1998	722	842	718

1999	1,123	1,490	978

2000	1,781	1,941

2001	487

Total	5,011	5,549	2,993

[1]All amounts are Investment, defined as cost less disposals and permanent impairments.

UBS Capital investment portfolio
Geographic region (by headquarters of investee)

	As at

CHF million[1]	31.12.01	31.12.00	31.12.99

North America	2,134	2,356	1,389

Europe	339	382	217

Latin-America	2,018	2,333	1,153

Asia-Pacific	520	478	234

Total	5,011	5,549	2,993

[1]All amounts are Investment, defined as cost less disposals and permanent impairments.

UBS Capital investment portfolio
Industry sector (based on industry classification codes)

	As at

		% of		% of		% of
CHF million[1]	31.12.01	Portfolio	31.12.00	Portfolio	31.12.99	Portfolio

Consumer related	773	15	1,023	18	610	20

Transportation	522	10	640	12	605	20

Communications	414	8	380	7	326	11

Computer related	833	17	819	15	282	9

Energy	152	3	190	3	167	6

Other electronics related	247	5	247	4	38	1

Other Manufacturing	94	2	106	2	45	2

Chemicals and materials	54	2	106	2	23	1

Industrial products and services	1,360	27	1,361	25	635	21

Others	562	11	677	12	262	9

Total	5,011	100	5,549	100	2,993	100

[1]All amounts are Investment, defined as cost less disposals and permanent impairments.

investments we will aim to exploit the specific skills of our most successful teams, and draw on the resources and strengths of the Group.

Investment process

UBS Capital concentrates on late-stage investments, believing that these have a better chance of producing superior risk-adjusted returns. At 31 December 2001, 86% of the book value of UBS Capital’s investments was late-stage at the time of investment.

    Investment opportunities have originated from a variety of sources, including referrals from UBS Switzerland and UBS Warburg. UBS Capital’s investment policy concentrates on five aims:

–	negotiate an attractive entry price.
–	increase the company’s efficiency.
–	implement a sales growth strategy.
–	repay company debt and reduce leverage.
–	achieve an exit at a higher multiple of earnings than the entry price.

The Business Groups
UBS Warburg

    Where appropriate, UBS Capital aims to provide a broader depth of resources and experience to the management teams of these companies to allow them to develop their businesses over the medium term (three to six years) in order to optimize their performance. UBS Capital’s exit strategies for the businesses include direct sales to strategic buyers, initial public offerings, leveraged recapitalizations and sales to other financial sponsors.

Strategic opportunities

Private equity funds

An established strategic goal of UBS Capital has been to develop best-of-breed alternative investments for the private clients of UBS Group. We will therefore leverage our knowledge of the industry, its dynamics and its key players to provide a screen selection of best-of-breed providers and advise institutional clients on third party private equity investments.

Private Clients (UBS Paine Webber)

UBS PaineWebber — providing sophisticated wealth management services to affluent clients in the US.

During 2001, Private Clients was a business unit of UBS Warburg, which is how it is presented in this Handbook and how its results are reported in the Financial Report 2001. On 1 January 2002, the Private Clients business unit was renamed UBS PaineWebber and became a separate Business Group within UBS. Future financial reporting will follow this new structure.

Business

Operating under the brand name UBS PaineWebber, Private Clients is the fourth largest private client business in the US, with one of the most affluent client bases in the industry. Its 8,870 financial advisors provide a full range of wealth management services to some 2.5 million wealthy households in America. Its focus is on households with investable assets in excess of USD 500,000, the segment with the largest, fastest growing pool of assets in the US. Private Clients also has operations in Japan and Australia, although these represent a small percentage of its overall business.

Organization

The primary business area within UBS PaineWebber is the Private Clients Group, serving wealthy clients in the US. In addition, specialist products areas include Corporate Employee Financial Services, which provides stock option and stock purchase programs to corporations and employees in the US, and Transaction Services, which provides prime brokerage and securities lending to major US and international investment firms, and execution and clearing services to correspondent broker-dealers across the US, leveraging UBS PaineWebber’s infrastructure and skills.

Legal Structure

UBS PaineWebber operates through branches and subsidiaries of UBS AG. Securities activities in the US are conducted through UBS PaineWebber Inc., a registered broker-dealer.

Clients and marketing

UBS PaineWebber financial advisors are key to its client relationships, supported, but never replaced, by its top class online services. Financial advisors build and maintain strong relationships with their clients, taking the time to understand their financial objectives and risk appetite, in order to help them select the specific products and services they need. They also form the front-line in client acquisition, responsible for developing relationships with prospective investors and converting them into UBS PaineWebber clients. UBS PaineWebber’s financial advisors are based in 385 offices across the US, with representation in every major region.

    Each year, UBS PaineWebber recruits on average 1,800 financial advisors, both experienced professionals and new entrants to the industry. All new brokers undergo a rigorous training program which is designed to provide them with the necessary financial planning, analysis, client management, legal and compliance training for dealing with our clients. The training program is a continuous process and does not end when the broker enters a branch office. In fact it is key to the development of our relationships with our clients and to retaining our brokers: broker turnover has been maintained at 8% over the last five years, and the average length of service is nine years.

    Financial advisors’ individual efforts are backed up by sophisticated and long-running marketing and advertising campaigns, featuring the long famous tag-line “Thank you, PaineWebber”, and now its revised version “UBS PaineWebber, Thank you”, reflecting the introduction in March 2001 of the new brand, UBS PaineWebber. The new name is designed to underscore UBS and PaineWebber’s complemen-

The Business Groups
UBS Warburg

tary strengths and to reinforce the benefits of the merger to clients, financial advisors and other employees.

Products and Services

UBS PaineWebber provides a full range of wealth management services, including:

–	financial planning and wealth management consulting.

–	asset-based and advisory services such as discretionary and non-discretionary portfolio management, money market accounts, loans and fiduciary products.

–	transaction-based services, such as securities brokerage.

    It covers the full range of products available to private clients, including purchase and sale of securities, option contracts, commodity and financial futures contracts, fixed income instruments, mutual funds, trusts, wrap-fee products, alternative investments and selected insurance products.

    UBS PaineWebber’s financial advisors are backed up by comprehensive online capabilities, centered on UBS PaineWebber Online Services. Launched in 1997, this now reaches 525,000 client households, representing more than USD 254 billion in invested assets at year-end 2001. The system provides a wealth of information and analysis to each client, about their accounts, and the markets and stocks they might want to invest in, and gives them a convenient means to keep in touch with his or her financial advisor. It also provides a range of trading, bill payment and other transactional tools. Each client and their client advisor has the opportunity to customize these services, extending the advisory relationship online, and empowering the client to make more confident decisions.

Strategic opportunities

UBS PaineWebber remains clearly focused on increasing its market share of US household financial assets, taking advantage of the additional capabilities and balance sheet strength that the merger with UBS has brought, by leveraging Private Clients broad domestic distribution capabilities, and building the strength of the new UBS PaineWebber brand.

Industry trends and competitive positioning

UBS PaineWebber faces increasing pressures from a diverse set of competitive categories. All of our key competitors are aggressively battling for share of the affluent investor market and are deploying new marketing strategies to acquire new customers and develop their existing client relationships.

    We believe we understand the goals and needs of core affluent investors and believe those needs are best met within the framework of the financial advisor relationship. UBS PaineWebber is distinguished by its personal approach to client relationships, placing the financial advisor at the forefront of all interactions with the client. Among core affluent investors, we have developed the following key capabilities:

–	National network of core affluent-focused financial advisors allowing us to develop and maintain local, personalized client relationships.

–	A strong US brand name, which builds trust with our clients, is now backed up by the international resources and capital strength of UBS.

–	A long commitment to, and understanding of, the benefits for our clients of a truly open product architecture providing screened selections of the best products available in the market.

–	Innovative investment products giving us comprehensive financial solutions.

–	A unique approach and process for the affluent providing unbiased investment advice.

–	Leveraging technology to develop an interactive client/advisor relationship.

PACE and ACCESS

UBS PaineWebber continues to meet the core affluent clients’ needs for a broad palette of advisory and discretionary account services. Two leading “wrap fee” products developed by UBS PaineWebber are PACE and ACCESS. Under both of these accounts, which are distributed by the UBS PaineWebber financial advisor network, the client is charged a fee based on the amount of assets managed as opposed to any commission or transaction charges.

–	ACCESS combines the money management expertise of third-party professional investment managers with personal guidance by the UBS financial advisor. The managers selected to participate in the ACCESS program are some of the most prestigious in the industry and count among their clients many large pension funds, foundations, endowments and wealthy individuals. UBS PaineWebber clients may invest in ACCESS with a minimum investment of USD 100,000.

–	PACE (Personalized Asset Consulting and Evaluation) incorporates the consulting process into a single, comprehensive service that includes access to hundreds of no-load, load-waived and low-load mutual funds managed by some of the world’s leading investment management companies. The client is guided through a personal evaluation of investment needs to determine the correct risk profile and investment mix.

    While these products meet client needs for fee-based products, wrap products also help UBS PaineWebber to enhance its revenue stream, by expanding recurring fees which are not-related to the volume of transactions carried out, and so are less sensitive to changes in market sentiment.

Products from UBS Group

UBS PaineWebber continues to benefit from UBS’s strong balance sheet and product expertise, making new structured products available to its clients.

    One example of these is GOALS, equity-linked securities created by UBS Warburg that combine a bond with a short put option on a specific stock. An entirely new kind of investment product for UBS PaineWebber, GOALS were developed using UBS Warburg’s expertise in packaging structured products for private clients, and rely on the UBS Group’s rating and capital strength for the credit element of the product. Combined with its equity derivative features, this was a product that PaineWebber could not have originated before joining the UBS Group, and UBS Warburg could not have distributed in the US.

    UBS PaineWebber distributed 12 different GOALs and GOALs+ issues to its clients during 2001, together with several other issues of other structured securities such as BULS and FORENS.

    During early 2002, we plan to roll-out a series of new secured lending products. Our financial advisors will be able to offer UBS PaineWebber branded liquidity solutions such as fixed and variable rate non-purpose loans as well as residential mortgages to their individual clients, increasing our ability to meet the wider financial needs of our clients.

Corporate Employee Financial Services

Over the last few years, UBS PaineWebber’s Corporate Employee Financial Services (CEFS) business has established a strong franchise in the delivery of Stock Option Processing services for S&P 500 companies with broad based plan participation. UBS PaineWebber provides services to over 500,000 active employee share plan participants with “in the money value” of unexercised options of over USD 40 billion. As well as a good business in its own right, CEFS acts as an important asset-gathering tool. By providing a high service relationship with the employees prior to the execution of the options, we aim to encourage them to invest their option proceeds through UBS PaineWebber. We operate a dedicated network of specially selected and trained financial advisors who offer a suite of advisory and educational services to our clients’ employees. Through this network we can maintain our market position as the best full service provider for corporations, while building a book of prequalified high net worth clients.

The Business Groups
Corporate Center

Corporate Center

Our Business Groups are managed together to optimize shareholder value making the whole worth more than the sum of the parts.

Business Group Reporting adjusted for significant financial events

	Corporate Center
CHF million
For the year ended	31.12.01	31.12.00

Income	678	358

Credit loss recovery	236	1,161

Total operating income	914	1,519

Personnel expenses	546	490

General and administrative expenses	207	281

Depreciation	372	320

Amortization of goodwill and other intangible assets	25	44

Total operating expenses	1,150	1,135

Business Group performance before tax	(236)	384

Headcount (full time equivalents)	1,132	986

Aims and objectives

UBS’s commitment to an integrated business model remains as strong as ever. UBS is not merely a holding company. It is a portfolio of complementary businesses, managed together for optimal shareholder value, where the whole is worth more than the sum of its parts.

    UBS’s Business Groups are accountable for their results and enjoy considerable autonomy in pursuing their business objectives hence the need for a strong Corporate Center, with the mission to maximize sustainable shareholder value by coordinating the activities of the Business Groups. It aims to ensure that they operate as a coherent and effective Group with a common set of values and principles. To perform its role, Corporate Center avoids ownership of processes wherever possible, but instead establishes standards and principles, thereby minimizing its own staffing levels.

Key functions

Finance and Risk management and control

Corporate Center includes the Group’s accounting, tax, treasury and risk management and control functions. These teams are responsible for safeguarding UBS’s long-term financial stability by maintaining an appropriate balance between risk and rewards, so that the Group is competitively positioned in growing market places with an optimal business model and adequate resources.

    Further details of risk management and control policies and Treasury activities can be found in the Risk Management and Control, Regulators and Supervision and Group Treasury sections of this Handbook.

Group Controlling

Group Controlling is responsible for devising and implementing integrated and consistent financial control and accounting processes throughout the Group, in order to produce the Group’s regulatory, financial and management accounts.

Group Communications and Marketing
The Group Communications and Marketing function is responsible for the effective communication of our strategy, values and results to employees, clients, investors, media and the public, and for building the UBS brand worldwide.

Group Human Resources
Group Human Resources’ mission is to make UBS a global employer of choice, able to attract, develop, motivate and retain top talent by establishing standards, principles and procedures for performance evaluation, compensation and ben- efits, graduate and professional recruitment, training and development.

Legal
Legal protects UBS’s reputation by managing its legal affairs and coordinating the activities of Business Group legal departments.

53

54

Capital and Risk Management
Risk Management and Control

Risk Management and Control

Risk is an integral part of all our activities. Excellence in risk management and control is a key success factor and therefore requires everyone’s commitment within our organization.

Risk management and control principles

UBS’s approach to risk management and control has evolved over a number of years, and is documented in the Group’s Risk Management and Control Principles, which lay the foundations on which UBS builds its risk culture and risk process:
    Business Management Accountability: The management of each business throughout UBS is responsible for the risks assumed in its business and for the continuous and active management of all risk exposures, so that risk and return are balanced.
    Independent Controls: An independent control process is implemented when required by the nature of the inherent risks and the fundamental incentive structure of the business processes. The control functions are responsible for providing an independent and objective check on risk taking activities to safeguard the integrity of the entire risk management and control process.
    Risk Disclosure: Comprehensive, transparent and objective risk reporting and disclosure to senior management and to shareholders is the cornerstone of the risk control process.
    Earnings Protection: Operating limits are set to quantify risk appetite and allocated among business lines to control normal periodic adverse results, in an attempt to limit such losses relative to the potential profit of each business. The Group’s risk capacity is expressed through stress loss limits with the aim of protecting UBS from unacceptable damage to our annual earnings capacity, our dividend paying ability and, ultimately, our reputation and ongoing business viability.
    Reputation Protection:Failure to manage and control any of the risks incurred in the course of our business could result in damage to UBS’s reputation. For this reason:
–	We continue to develop potential stress loss measures for credit and market risk.

–	We avoid taking extreme positions in tax, regulatory and accounting sensitive transactions.

–	We aspire to the highest standards in protecting the confidentiality and integrity of our internal information.

–	We aim to maintain the highest ethical standards in all our businesses.

    Every employee, but in particular those involved in risk decisions, must make UBS’s reputation an overriding concern. Responsibility for the risk of reputation damage cannot be delegated or syndicated.

An integrated approach to risk
management and control

Risk management and control are an integral part of our commitment to providing consistent, high quality returns for our shareholders. We believe that delivery of superior shareholder returns depends on achieving the appropriate balance between risk and return, both in day-to- day business and in the strategic management of the balance sheet and capital. We recognize that risk is integral to UBS’s business, but our approach to risk management and control seeks to limit the scope for adverse variations in earnings and, in particular, to protect UBS from the risk of severe loss as a result of unlikely, but plausible, stress events arising from any of the material risks we face.
    UBS has an integrated, Group-wide function at the Corporate Center responsible for finance, strategic planning, risk control, and balance sheet and capital management. The independent risk control organization is mirrored in the Business Groups. Excellence in risk management is, however, most fundamentally based upon a business management team that makes risk identification, management and control critical components of their processes and plans.

Key responsibilities

The Board of Directors is responsible for the Group’s fundamental approach to risk (the Risk Management and Control Principles), and for the determination of its risk capacity and risk appetite.
    The Chairman’s Office is responsible for the annual review of the Group’s principal risk limits.
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
    The Chief Risk Officer (CRO) is responsible for the policies, methodologies and limits for all other inherent risk categories (see the section: The risks we take on page 58), and for aggregating and assessing the total risk exposure of the Group.
    The Business Group CEOs are responsible for all risk exposures within their Business Groups and must take corrective action where appropriate, given the aggregate risk profile of the portfolio or the risks of specific positions.
    The Business Group Risk Control Functions, headed by Chief Risk and Chief Credit Officers (CROs and CCOs), are empowered to enforce the Risk Management and Control Principles and are responsible for the implementation of independent control processes within their Business Groups.
    Business Group Risk Management Committees monitor all risks taken by the Business Groups and are the primary risk management bodies. They are chaired by the Business Group Chief Executive Officers and include heads of business areas and delegates of the Group CRO and CCO.
    The Group Risk Committee reviews and evaluates the key risk issues globally and in the Business Groups, and in particular the state of the current portfolio, risk and revenue trends, and concentrations and vulnerabilities. It is chaired by the Group CRO.
    The Group Governance Committee is responsible for coordination and oversight of the Group’s public policy interface with regulators, central banks and governments, and for minimizing the Group’s reputational risks. It is chaired by the Group General Counsel and its members include the President of the GEB, key risk officers from Corporate Center and representatives of the Business Groups.

Capital and Risk Management
Risk Management and Control

The risk control process

There are five critical elements in our independent risk control process:

–	risk identification, particularly in new businesses and in complex or unusual transactions but also in response to external events and in the continuous monitoring of the portfolio.

–	risk measurement, using approved methodologies and models which have been independently validated.

–	risk policies, covering all inherent risk categories, both at Group level and in the Business Groups, consistent with evolving business requirements and international best practice.

–	comprehensive risk reporting to management at all levels against the approved risk limits and control framework, for all inherent risk categories.

–	risk control, to enforce compliance with the Risk Management and Control Principles, and with policies, limits and regulatory requirements.

    There are coordinated processes covering all inherent risk categories which are applied before commencement of any new business or significant change in business, and before the execution of any transaction which is complex or unusual in its structure or motivation, to ensure that all these critical elements are addressed, including the assurance that transactions can be booked in a way that will permit appropriate ongoing risk monitoring, reporting and control.
    The risk control process also extends beyond the independent risk control functions to Financial Control and the Logistics Areas, notably Operations, which are critical to establishing an effective control environment. Given their responsibility for the booking, settlement, and financial reporting processes, comprehensive control by these functions creates a powerful defense against inappropriate activity.
    Group Internal Audit provides an independent view to the Board of Directors of the effectiveness of the Risk Management and Control Principles and their enforcement, and of the effectiveness of the independent control units.
    During 2001, we have continued to develop and enhance UBS’s risk control process. Principles, policies and processes are reinforced through a “risk awareness” education program which has been made available throughout the Group in the form of live and recorded presentations by UBS risk control professionals covering all aspects of risk control for all categories of risk.

The risks we take

Business risks are the risks associated with a chosen business strategy, including business cycles, industry cycles, and technological change. They are the sole responsibility of the relevant business, and are not subject to an independent control process. They are, however, factored into the Group planning and budgeting process.

    Inherent risks are the risks inherent in our business activities which are subject to independent risk control. A distinction is made between primary and consequential risks.

    Primary risks are the exposures deliberately entered into for business reasons and which are actively traded and managed:

–	credit risk is the risk of loss resulting from client, counterparty or issuer default and arises on credit exposure in all forms, including settlement risk.

–	market risk is exposure to observable market variables such as interest rates, exchange rates and equity markets.

–	liquidity and funding risk is the risk that the Group is unable to fund assets or meet obligations at a reasonable price or, in extreme situations, at any price. These risks are managed at the Group level, rather than in the Business Groups, and are discussed in the Group Treasury section on pages 77 to 85.

    Consequential risks (also known as operational risks) are exposures that are not actively taken, but which are incurred as a consequence of business undertaken:

–	transaction processing risk arises from errors, failures or shortcomings at any point in the transaction process, from deal execution and capture to final settlement.

–	compliance risk is the risk of financial loss due to regulatory fines or penalties, restriction or suspension of business, or costs of mandatory corrective action. Such risks may be incurred by not adhering to applicable laws, rules, and regulations, local or international best practice (including ethical standards), and UBS’s own internal standards.

–	legal risk is the risk of financial loss resulting from the unenforceability of rights under a contract or property due to inadequate or inappropriate contractual arrangements or other causes.

–	liability risk is the risk of financial loss arising from a legal or equitable claim against the Group.

–	security risk is the risk of loss of confidentiality, integrity, or availability of information or assets, through accident or crime, and includes both IT and physical security.

–	tax risk is the risk of financial loss due to tax authorities opposing the Group’s position on tax matters. While the other consequential risk categories are managed at Business Group level, tax risk is managed at the Group level since tax is assessed on a legal entity basis and the parent bank and many subsidiary groupings carry out activities for more than one Business Group.

    A failure adequately to identify, manage or control any of these risks, including business risks, may result not only in financial loss but also in loss of reputation, and repeated or widespread failure compounds the impact. Reputation risk is not directly quantifiable and cannot be managed and controlled independently of the other risks.

How we measure risk

We measure potential loss at three levels - expected loss, statistical loss and stress loss.
    Expected loss is the loss that is expected to arise on average in connection with an activity. It is the inherent cost of such activity, and should be budgeted and deducted from revenues directly. The use of the expected loss concept for credit risk is discussed in the Expected Loss section on page 62. In the context of market risk, expected loss is reflected in valuation adjustments which are routinely made in mark-to-market books to reflect market liquidity or model risk. We are continuing to develop the expected loss framework for consequential risks and have made further progress in 2001, particularly for transaction processing risk.
    Statistical loss (also known as “unexpected loss”) is the estimated loss in a typical adverse period, as statistically defined by a given confidence interval. A statistical loss measure in the form of Value at Risk has been used to measure market risk in UBS for a number of years, and is both the basis of a key internal market risk limit

Capital and Risk Management
Risk Management and Control

structure and the measure used to determine our market risk regulatory capital charge. We continue to work towards robust measures of statistical loss for other risk categories, although it can be complex to apply statistical techniques to risks for which the loss distribution is irregular and discontinuous.

    Stress loss is the loss that could arise from extreme, but plausible, stress events. We define our risk capacity as the maximum loss that the Board of Directors considers we could withstand in a stress event without unacceptable damage to our earnings, our dividend paying ability and, ultimately, our reputation and ongoing business viability. The identification of stress events and scenarios to which we are vulnerable and an assessment of their potential impact is therefore critical to the risk control process. Formal stress loss measures and limits are most extensively implemented for our trading activities and for country risk, but we use a variety of scenarios and techniques, which we continue to refine, to identify other areas of risk concentration and potential vulnerability to stress events, particularly for credit and funding and liquidity risks.
    Although the focus of this work is initially the primary risk categories, the events of 2001 have re-emphasized that stress situations can arise from many sources, and the essential complement to quantitative assessments is a tried and tested process which can be invoked immediately in response to any crisis. While we were fortunate that our buildings were not physically affected by the events of 11 September 2001, our crisis management process proved robust and effective, allowing us to overcome the market and public systems disruptions which followed and properly to control the ensuing risks, including funding and liquidity risk — see the Liquidity and funding management section on page 80.

Risk reporting

Senior management at both business unit and Group level are regularly provided with risk reports, both quantitative, where available, and qualitative. During 2001, the coverage of the reports has been extended to encompass more comprehensively all consequential risk categories, with particular focus on risks which pose a reputational as well as financial threat.

Capital and Risk Management
Risk Analysis

Risk Analysis

Credit risk

Credit risk represents the loss which UBS would suffer if a client, counterparty or issuer failed to meet its contractual obligations. It is inherent in traditional banking products - loans, commitments to lend and other contingent liabilities, such as letters of credit - and in foreign exchange and derivatives contracts, such as swaps and options (“traded products”). Positions in tradable assets such as bonds and equities, including both direct holdings and synthetic positions through derivatives, also carry credit risk, but where they are held for trading and are marked to market they fall under the market risk limits and controls described in the Market Risk section below. They are, however, included in the credit risk exposures reported in the Composition of Credit Risk section below.
    Credit risk management and control at UBS is governed by a Group Credit Policy Framework, and by detailed credit policies and procedures developed for the Group and within the Business Groups.
    To ensure a consistent and unified approach, with appropriate checks and balances, all Business Groups where material credit risk is taken have independent credit risk control (CRC) functions headed by chief credit officers (CCOs) reporting to the Group CCO and Business Group CEOs. Disciplined processes are in place, within the Business Groups and centrally, to ensure prompt identification, accurate assessment, proper approval and consistent monitoring of credit risk. Senior business management, the Group Executive Board and the Chairman’s Office are provided with regular, standardized reports of aggregate Business Group credit risk exposure by the CRC organization as part of a comprehensive risk reporting framework.
    The approval and monitoring of new counterparties, and of new transactions giving rise to credit risk, plays a central part in the risk control process. Credit approval authority is exercised within the independent CRC functions by authorized credit officers. The notional amount of their authority is dependent, on the one hand, on the quality of the counterparty, the size and tenor of the exposure and any security and, on the other hand, on the experience and seniority of the credit officer.
    The CRC function continuously monitors the credit quality of counterparties and our exposure to them, and the credit risk profile of the Business Group portfolios. CRC has sole authority over counterparty rating, credit risk assessment and approval, and the establishment of allowances and provisions.

Credit limits

We restrict our credit exposure to both individual counterparties and counterparty groups by credit limits. The size of limit depends on our assessment of their financial strength, particularly the sustainable free cash flow to service obligations, the economic environment, industry position and qualitative factors such as management.
    Exposure against limits is measured for banking products as the face value amount of the loan or commitment. For most traded products we determine the future exposure profile by modeling the potential evolution of the value of the portfolio of trades with each counterparty over its life (potential credit exposure), taking into account legally enforceable close out netting agreements where applicable (see Note 30b to the UBS Group Financial Statements). Credit limits for individual counterparties are applied to the “maximum likely exposure” derived from this analysis, a 95% confidence statistical measure of the exposure in each counterparty portfolio. This approach is being enhanced and extended to all traded products, including collateralized portfolios.

Credit risk measurement

We determine the amounts of credit loss expenses in our Financial Statements and in business unit reporting on different bases. In the Group

Capital and Risk Management
Risk Analysis

Financial Statements, we report results according to International Accounting Standards (IAS) definitions. Under these rules, losses are recognized and charged to the Financial Statements in the period when they arise (see the Provisioning Policies section on page 64 and Notes 1 and 10 to the Financial Statements). By contrast, in its segment and business unit reporting, UBS aims to reflect the fact that credit risk exists in every credit engagement, and that credit loss expenses must be expected as an inherent cost of the business.

Expected loss

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
    For UBS, expected loss is a statistically based measure intended to reflect the annual costs that will arise, on average, over time, from transactions that become impaired. It is derived from the probability that a given counterparty will default, our current and likely future exposure to that counterparty and the likely severity of the loss should default occur. For further details of how we use expected loss in our segmental reporting, please see the Credit loss expense section on page 34 of the Financial Report 2001.
    The default probabilities of individual counterparties are assessed by means of rating tools tailored to the various categories of counterparty. For the major part of the business within UBS Switzerland, we use a statistical approach or “score card” to form groups of clients with similar propensity to default. UBS Warburg, with its less homogeneous client base, uses an approach under which credit officers review counterparties and assess their credit standing based on guidelines and an analytical format or “template”, designed to ensure consistency across the Group. In all cases, the analysis is founded on an assessment of both financial ratios and qualitative factors. The result of this counterparty specific analysis is expressed as a rating.
    Clients are segmented into 14 rating classes, two being reserved for assets that are already

UBS internal rating scale and
mapping to external ratings

		Moody's	Standard
		Investor	and
UBS		Services	Poor's
rating	Description	equivalent	equivalent

1	Investment	Aaa	AAA

2	grade	Aa1 to Aa3	AA+ to AA-

3		A1 to A3	A+ to A-

4		Baa1 to Baa2	BBB+ to BBB
5		Baa3	BBB-

6	Sub-investment	Ba1	BB+
7	grade	Ba2	BB

8		Ba3	BB-

9		B1	B+

10		B2	B

11		B3	B-
12		Caa to C	CCC to C

13	Impaired and	D	D
14	defaulted	D	D

impaired or defaulted. The UBS rating scale, which is shown in the table above, is not only an ordinal ranking of our counterparties. We have assigned to each rating class a fixed probability of default, and thus clients migrate between rating classes as our assessment of their probability of default changes. As shown in the table above, we map the ratings of the major rating agencies to our rating classes based on the long-term average default observations for each external grade. Observed defaults per rating category vary year on year, and especially over an economic cycle, and this mapping does not, therefore, imply that UBS expects this number of defaults in any given period.

    We determine exposure at default based on the expected outstanding at the time of default, for example for traded products the expected exposure profile, derived from the same model as for credit limit utilization (see Credit limits section on page 61).
    Loss severity or loss given default is assessed based on a set of assumptions, taking into account the seniority of the claim, collateral and other credit mitigation where available.
    Expected loss, at both transaction and counterparty level, is the product of the probability of default, the exposure at default and the loss given default.
    The concept of expected loss and its components form the basis for various business appli-

cations within UBS: individual credit policies refer to counterparty rating classes to determine, for example, the maximum tenor allowed for OTC derivative transactions; the rating concept is used to define credit authorities granted to individual credit officers across the Group and for some business processes within the Private and Corporate Clients business unit; and expected loss is used as an approximation for valuing the OTC derivative books and, thereby, accounting for the credit risk assumed in these trades. UBS’s internal measurement framework is consistent with the concepts likely to be incorporated in the New Basel Capital Accord under which future minimum regulatory capital requirements for credit risk will be determined (see comment in the Financial disclosure principles section on page 99 and in the Regulation and supervision section on page 106).

Statistical and stress loss

The credit portfolio is heterogeneous, varying significantly in terms of client type, geographical diversity and the size of exposures. For the assessment of both statistical loss and stress loss, it is therefore broken down into sub-portfolios with more homogeneous characteristics.
    We have continued to develop internal models for the measurement of statistical loss for credit risk at the sub-portfolio level. This provides an indication of the level of risk in the portfolio and the way it changes, and is used in pricing decisions.
    Modeling extreme credit losses is complex because they are driven much less by systematic factors than is generally the case for market risk. We apply scenarios which allow us to assess the impact of variations in bankruptcy rates and asset values, taking into account risk concentrations in each portfolio. Where concentrations are high or the credit quality of a segment of the portfolio is low, specific limits and controls are applied to contain the risks within acceptable bounds.

Settlement risk

UBS is exposed to settlement risk as a consequence of its international transactional businesses. Settlement risk arises in transactions involving the exchange of values when we must honor our obligation to deliver cash or securities without first being able to determine that we have received the counter-value. This risk is particularly significant in foreign exchange and precious metals transactions. We limit and monitor this risk on a continuous basis against settlement limits set for each of our counterparties based on our assessment of their credit standing. Settlement risk reduction is a high priority for CRC, Operations and Business Groups. They work together to achieve shorter settlement cycles from payment release to reconciliation, and to reduce exposure by establishing risk reduction arrangements with counterparties, such as payment netting and covered settlements.
    UBS participates in payment and securities clearing houses, and we continue to play a major role in the Continuous Linked Settlement (CLS) project, an industry initiative to establish a global clearing house, CLS Bank, to settle foreign exchange transactions on a delivery versus payment basis. CLS is now scheduled to go live in mid-2002 and will substantially reduce both settlement and systemic risks faced by UBS and other major foreign exchange trading banks.

Country risk

UBS’s definition of country risk covers all cross-border exposures from banking products and traded products, including our own intraGroup cross-border positions, and exposure to issuers of tradable assets such as bonds and equities.
    The CRC function at the Corporate Center assigns ratings to all countries to which we have exposure. Like the counterparty ratings, the sovereign ratings express the probability of the occurrence of a country risk event that would lead to an impairment of UBS’s exposures. The default probabilities and the mapping to the ratings of the major rating agencies are the same as for counterparty credit risks (see table on page 62).
    Countries are classified as industrialized or emerging markets. In view of the higher risk associated with emerging market countries, including those considered investment grade (rated 5 or better), we closely and continuously monitor exposure to these countries, within country ceilings approved by the Chairman’s Office. The country risk ceiling is a primary limit for all transactions with counterparties in these

Capital and Risk Management
Risk Analysis

countries, and extension of credit may be denied on the basis of a country risk ceiling even if there are adequate counterparty limits available.

    Counterparty default resulting from multiple insolvencies (systemic risk) or general prevention of payments by authorities (transfer risk) is the most significant long-term effect of a country crisis, but in our internal measurement and control of country risk we also consider the probable financial impact of market disruption arising prior to, during and following a country crisis, in the form of severe falls in the country’s markets and asset prices, longer-term devaluation of the currency and potential immobilization of currency balances.
    Under a framework introduced in 2000, we measure exposures to emerging market countries not only in terms of nominal claims (loans outstanding, potential credit exposure from OTC derivatives and market value of tradable assets), but also in terms of risk equivalent (potential loss), reflecting the fact that the risk profiles of exposures can vary significantly, depending on the type of product, any collateral, and the degree to which they have been hedged against market shocks. Country ceilings based on risk are now the primary risk management and control tool for individual countries, although we continue also to limit and report nominal exposures in line with regulatory and financial reporting requirements.
    In order to limit the potential financial impact of a severe emerging markets crisis, the overall portfolio is subject to a risk limit derived from stress scenario analysis - we identify countries that may be subject to a potential crisis event and determine potential loss under conservative assumptions of recovery rates for individual products. The potential loss under this stress loss measure is subject to a limit approved by the Board of Directors. The analysis is the responsibility of the country economists under the Group CCO.

Provisioning policies

UBS classifies a claim as impaired if the book value of the claim exceeds the present value of the cash flows actually expected in future periods - interest payments, scheduled principal repayments, or other payments due (for example on derivatives transactions), and including liquidation of collateral where available. Within this category, we further classify loans as non-performing where payment of interest, principal or fees is overdue by more than 90 days. Non-performance is not the determinant of impairment, although it may, in some circumstances, be the first evidence of impairment.
    We have established policies to ensure that the carrying values of impaired claims are determined on a consistent and fair basis, especially for those impaired loans for which no market estimate or benchmark for the likely recovery value is available. Future cash flows considered recoverable are discounted to present value on the basis of the principles of IAS 39. A provision is then made for the probable loss on the loan in question and charged to the income statement as credit loss expense.
    Each case is assessed on its merits, and the work-out strategy and estimation of cash flows considered recoverable are independently approved by the CRC function. The recovery value of mortgage loans is determined by capitalizing an economically sustainable rental yield, adjusted for the discount generally observed in forced liquidations, and related costs if the strategy is based on a foreclosure. For commercial exposures, enterprise value is determined from an assessment of expected cash flows from future operations if recovery is likely to be successful, or of the liquidation value of the assets if bankruptcy proceedings are to be initiated against the borrower.
    Allowances and provisions for credit losses also include a component for country risk. We establish country-specific scenarios which are reviewed and used on an ongoing basis, to evaluate the current and future probability of default due to country risk incidents or country-specific systemic risks. The appropriate provisions are then determined by evaluating the type of credit exposure in the portfolio for each country and the loss severities that have been attributed to each exposure type. Furthermore, we have specific allowances against exposures in countries that are subject to a moratorium or have been rescheduled. The amount of such allowances is determined case by case from an assessment of the amounts that we deem to be irrecoverable.
    In general, Swiss practice is to write off loans only on final settlement of bankruptcy proceedings, sale of the underlying assets, or formal debt forgiveness. By contrast, US practice is generally to write off non-performing loans, in whole or in part, much sooner, thereby reducing the amount of such loans and corresponding provisions recorded. A consequence of applying the Swiss approach is that, for UBS, recoveries of amounts written off in prior accounting periods tend to be small, and the level of outstanding impaired loans and non-performing loans as a percentage of gross loans will tend to be higher than for our US peers.

Composition of credit risk

Credit risk is assumed as an integral part of their businesses by UBS Switzerland’s Private and Corporate Clients business unit and by UBS Warburg’s Corporate and Institutional Clients

Total credit risk exposure

	UBS Switzerland			UBS Warburg			Other[1]			UBS Group
CHF million
As at	31.12.01	31.12.00	31.12.99	31.12.01	31.12.00	31.12.99	31.12.01	31.12.00	31.12.99	31.12.01	31.12.00	31.12.99

Loans utilization (gross)	181,854	185,271	199,960	79,475	98,459	77,151	655	786	903	261,984	284,516	278,014

Contingent claims	13,235	10,613	9,465	7,301	11,440	15,136	2	0	0	20,538	22,053	24,601

Unutilized committed lines	2,009	3,574	3,444	48,026	47,402	60,412	18	0	0	50,053	50,976	63,856

Total banking products	197,098	199,458	212,869	134,802	157,301	152,699	675	786	903	332,575	357,545	366,471

Unsecured OTC products	1,961	883	2,415	64,416	61,340	107,898	0	0	11	66,377	62,223	110,324

Other derivatives (secured exchange-traded)	2,317	1,638	2,338	12,150	8,994	8,133	0	0	0	14,467	10,632	10,471

Securities lending	45	2,193	32	14,575	12,159	11,732	0	0	0	14,620	14,352	11,764

Repo	67	650	11	18,948	22,183	12,287	0	0	2	19,015	22,833	12,300

Total traded products[2]	4,390	5,364	4,796	110,089	104,676	140,050	0	0	13	114,479	110,040	144,859

Total tradable assets[3]	2,908	2,626	2,785	241,357	219,070	219,019	121	136	471	244,386	221,832	222,275

Total credit risk exposure, gross	204,396	207,448	220,450	486,248	481,047	511,768	796	922	1,387	691,440	689,417	733,605

Total credit risk exposure, net of allowances	198,886	199,670	210,003	483,850	478,303	508,972	791	917	1,381	683,327	678,890	720,356

1Includes Corporate Center and UBS Asset Management. 2Traded products valuation based on internal methodology. 3Tradable assets valuation: net long, maximum default exposure.

Total loan portfolio exposure by Business Group

	UBS Switzerland			UBS Warburg			Other[1]			UBS Group
CHF million
As at	31.12.01	31.12.00	31.12.99	31.12.01	31.12.00	31.12.99	31.12.01	31.12.00	31.12.99	31.12.01	31.12.00	31.12.99

Loans to banks (gross)	7,938	9,150	8,780	19,853	20,370	21,481	470	544	524	28,261	30,064	30,785

Loans to customers (gross)	173,916	176,121	191,180	59,622	78,089	55,670	185	242	379	233,723	254,452	247,229

Loans (gross)	181,854	185,271	199,960	79,475	98,459	77,151	655	786	903	261,984	284,516	278,014

Counterparty allowance	5,016	7,280	10,447	1,899	1,962	1,550	5	5	6	6,920	9,247	12,003

Country allowance	494	498	0	499	782	1,246	0	0	0	993	1,280	1,246

Allowances for loan losses[2]	5,510	7,778	10,447	2,398	2,744	2,796	5	5	6	7,913	10,527	13,249

Loans, net of allowances	176,344	176,165	189,513	77,077	97,043	74,355	650	781	897	254,071	273,989	264,765

Counterparty provision for contingent claims	111	23	0	181	19	19	0	0	0	292	42	19

Country provision for contingent claims	13	0	0	0	12	130	0	0	0	13	12	130

Total provisions[3]	124	23	0	181	31	149	0	0	0	305	54	149

Summary

Allowances and provisions for counterparty risk	5,127	7,303	10,447	2,080	1,981	1,569	5	5	6	7,212	9,289	12,022

Allowances and provisions for country risk	507	498	0	499	794	1,376	0	0	0	1,006	1,292	1,376

Total allowances and provisions	5,634	7,801	10,447	2,579	2,775	2,945	5	5	6	8,218	10,581	13,398

1 Includes Corporate Center and UBS Asset Management. 2 Deducted from assets. 3 Booked as liabilities.

Capital and Risk Management
Risk Analysis

business unit and, to a lesser extent, by the private banking businesses of these Business Groups. The tables on page 65 provide an overview of the aggregate credit risk exposure of the UBS Group and, within that, of the loan portfolio.

    Note that in the tables and charts which follow, where we show the rating distribution of counterparties, we refer to the credit exposure and the probability of default only, without reference to any potential loss mitigation from collateral.

UBS Warburg

UBS Warburg’s gross credit exposure of CHF 486 billion includes CHF 20 billion of exposure in the Private Clients business unit, which is not included in the following discussion, since almost all lending within the Private Clients business unit is secured.

    A substantial majority of UBS Warburg Corporate and Institutional Clients’ counterparties fall into the investment grade category (internal counterparty rating grades 1 to 5), both for banking products (66%) and for the traded products portfolio (95%). These counterparties are primarily sovereigns, insurance companies, financial institutions, multinational corporate clients and investment funds. Exposure to lower rated counterparties is generally collateralized or otherwise structurally supported.

    In the last few years, but more intensively in 2001, UBS Warburg has engaged in a substantial credit risk hedging program through which we have effectively reduced UBS Warburg’s banking products exposure by CHF 24.7 billion. This was achieved mainly by transferring the underlying risk to high grade market counterparties using credit default swaps. The table below provides a pro-forma view of the net banking products exposure in UBS Warburg Corporate and Institutional Clients business unit, reflecting the effect of these credit risk hedging activities.
    During the course of 2001, we have seen a number of high profile investment grade defaults, and our relatively low level of new provisions and allowances this year (see table on page 71) has confirmed not only that the strategy of reducing risk concentrations, even for well rated counterparties, is sound, but also that the hedges employed are in practice successful. This strategy, coupled with a reluctance to engage in balance sheet led earnings growth, positions UBS relatively well for any continued turbulence in the international credit markets.
    The Corporate and Institutional Clients business unit’s banking products portfolio continues to be widely diversified across industry sectors. At 31 December 2001, the largest exposure (21%) was to the Finance sector. The reported 10% exposure to the transport, storage and communication sector includes CHF 6.9 billion of exposure to the telecommunication industry, the vast majority of it relating to established investment grade operators.
    We closely follow and continuously review the exposure development in industry sectors most affected by the terrorist attacks of last September, such as insurance, aviation, tourism, technology and telecomunications. 72% of the aggregate credit exposures to these sectors was rated in the investment grade category.
    A significant proportion of UBS Warburg’s credit risk arises from its trading activities, including its trading of derivative products. The provision of risk management solutions involving the use of derivative products is a core service offered by UBS Warburg, but derivative prod-

UBS Warburg Corporate and Institutional Clients
Credit hedging, banking products1

	As at 31.12.01

CHF million	As reported	Amount hedged		Net[3]

Investment Grade	60,174	21,394		39,765

Sub-investment Grade	22,189	2,831		19,496

Impaired and Defaulted	3,431	2,017	[2]	1,787

Total exposure	85,794	26,242	[2]	61,048

1Reported exposure excludes money market business. Net exposure does not take overhedging into account. 2Includes CHF 1,473 million of counterparty specific allowances.3Net after hedges and allowances.

Capital and Risk Management
Risk Analysis

ucts, by their nature, are sensitive to changes in market prices and UBS therefore pays close attention to the management and control of these risks.

    We place particular emphasis on the maturity profile, and transactions with counterparties of lower quality are generally conducted only on a secured basis or for short tenors. In line with general market trends, UBS Warburg has entered into bilateral collateral agreements with other major banks to mitigate the potential concentrations of exposure arising from industry consolidation and the continuing increase in volumes of OTC derivatives traded.

    The graphs show UBS Group’s OTC derivative exposure by product type and maturity at 31 December 2001, while the table on page 66 shows details of all traded products exposure at 31 December 2001, by counterparty rating. See Note 24 to the UBS Group Financial Statements Derivative Instruments for further details.

UBS Switzerland

UBS Switzerland’s loans to customers at 31 December 2001 amounted to CHF 182 billion, 66% or CHF 120 billion of which were secured mortgages. The graphs below show that UBS’s exposure to the real estate sector is well diversified with 42% of loans being secured on owner- occupied property (single-family homes). The exposure on residential multi-family homes of 41% consists of owner occupied apartments and rented apartment buildings. In particular, the owner-occupied dwellings exhibit a low risk profile both in terms of individual assets and at a portfolio level. Loans and other credit engagements with individual clients, excluding mortgages, are predominantly extended against the pledge of marketable securities where UBS applies conservative standards to determine the advance value of the collateral.

    The remainder of UBS Switzerland’s portfolio, excluding mortgages, consists of exposures to corporate and individual clients. These clients are fairly widely spread across rating categories and industry sectors, which reflects UBS’s position as a market leading lender to this segment of predominantly small to medium sized enterprises in Switzerland. During 2001, our high credit underwriting standards and the continued relative strength of the Swiss economy have contributed to improved credit quality within UBS Switzerland’s portfolio, with individual and sector concentrations having been further reduced.

Country risk

At 31 December 2001, CHF 1,127 billion or 98.6% of our country risk exposure was to industrialized countries, where the risk of default is judged to be negligible and, of this, CHF 562 billion, or 50% were intra-Group cross-border money market positions.
    The remaining 1.4%, or CHF 15.4 billion, of UBS’s country risk exposure is to emerging markets countries. This exposure has continued to decrease during 2001 in line with our policy of limiting exposure to these risks, falling by CHF 823 million between 31 December 2000 and 31 December 2001, a reduction of 5%. As a result

Capital and Risk Management
Risk Analysis

Emerging markets exposures by major geographical area and product type

	Total			Banking products			Traded products [1]			Tradable assets [2]
CHF million
As at	31.12.01	31.12.00	31.12.99	31.12.01	31.12.00	31.12.99	31.12.01	31.12.00	31.12.99	31.12.01	31.12.00	31.12.99

Emerging Europe	1,954	1,612	1,586	632	809	919	750	395	248	572	408	419

Emerging Asia	7,747	7,642	10,055	4,029	4,053	5,003	1,537	1,355	3,873	2,181	2,234	1,179

Latin America	2,876	4,268	9,647	1,122	2,352	8,169	863	1,025	665	891	891	813

Africa / Middle East	2,858	2,736	3,314	1,432	1,564	2,539	962	669	659	464	503	116

Total	15,435	16,258	24,602	7,215	8,778	16,630	4,112	3,444	5,445	4,108	4,036	2,527

[1]	Traded products consist of derivative instruments, reverse repurchase agreements and other collateralized transactions.
[2]	Tradable assets consist of equity and fixed income financial instruments held for trading purposes, which are marked to market on a daily basis.

of this ongoing reduction, the Argentinedefault in late 2001 had almost no effect on us.

    The table above analyzes the emerging market country exposures by major geographical area and product type at 31 December 2001 compared to 31 December 2000 and 31 December 1999.

Credit loss expense

UBS Group’s Financial Statements are prepared in accordance with IAS, under which credit loss expense charged to the Financial Statements in any period is the sum of net allowances and direct write-offs minus recoveries arising in that period, i.e. the credit losses actually incurred. So that the risks and rewards of credit decisions can be better reflected in their results over time, we present our Business Group results in terms of expected loss, rather than actual IAS loss, and provide a reconciliation between the two — see pages 34 to 35 of our Financial Report 2001 for further details. The following discussion covers the actual credit loss expense recorded under IAS.
    The global credit environment declined rapidly throughout 2001, with overall default rates as high as during the last major global recession in 1991. The phenomenon of investment grade companies falling into restructuring and default within a very short period of time became very prominent in the United States during 2001, and subsequently spread to Europe. In this difficult and challenging environment we have focused on ensuring that our counterparty ratings are rapidly adjusted to reflect the changing economic situation. At the same time, we have increased the frequency of sector and geographic rating reviews.
    In UBS Warburg, the ongoing strategy of actively hedging credit exposure has kept new provisions to a relatively low level, resulting in a credit loss expense of CHF 375 million in 2001, compared to CHF 565 million in 2000.
    Corporate bankruptcies in Switzerland have now reached their lowest level since the early 1990s (see graph on page 71), and we have successfully improved the credit quality of our domestic portfolio over recent years. The level of recoveries of previously existing provisions has, however, declined compared to the somewhat exceptional levels of 2000, reflecting less robust

Credit loss expense

	UBS Switzerland			UBS Warburg			Other [1]			UBS Group
CHF million, except where indicated
For the year ended	31.12.01	31.12.00	31.12.99	31.12.01	31.12.00	31.12.99	31.12.01	31.12.00	31.12.99	31.12.01	31.12.00	31.12.99

Total banking products exposure at year end	197,098	198,130	212,869	134,802	158,629	152,699	675	786	903	332,575	357,545	366,471

IAS actual credit loss expense/(recovery)	123	(695)	965	375	565	0	0	0	(9)	498	(130)	956

- as a proportion of total banking products exposure (bps)	6	(35)	45	28	36	0	0	0	(100)	15	(4)	26

Adjusted expected loss charged to Business Groups [2]	604	784	1,071	130	247	333	0	0	0	734	1,031	1,404

- as a proportion of total banking products exposure (bps)	31	40	50	10	16	22	0	0	0	22	29	38

[1]	Includes Corporate Center and UBS Asset Management.
[2]	For an explanation of the credit loss charge used in our Business Group reporting please see the Expected loss section on page 62 and pages 34-35 of the Financial Report 2001.

growth in the Swiss economy towards the end of 2001, following the global economic slowdown. As a result, the trend of net recoveries of loan loss provisions observed in the previous year was reversed and credit loss expenses increased accordingly during 2001, althought remaining below the long-term trend. Credit loss expense in UBS Switzerland in 2001 was CHF 123 million, compared to a net recovery of CHF 695 million in 2000.

    Group credit loss expenses in 2001 amounted to CHF 498 million, compared to a net recovery of CHF 130 million in 2000 but down from an expense of CHF 956 million in 1999. The exceptional result in 2000 was a result of the significant recovery of the Swiss economy and especially its effect on the real estate and construction markets, which meant that UBS Switzerland was able to make a substantial write back of credit loss provisions, which was only partly offset by additional provisions for the UBS Warburg portfolio.

Impaired loans, allowances and provisions

UBS believes that the foreseeable losses in its portfolio are adequately covered by its allowances and provisions. As shown in the table below, allowances and provisions for credit losses decreased by 22.3%, from CHF 10,581 million at 31 December 2000 to CHF 8,218 million at 31 December 2001. Note 10b to the Financial Statements in our Financial Report 2001 provides further details of the changes in allowances and provisions during the year.

Allowances and provisions for credit risk

	UBS Switzerland			UBS Warburg			Other [1]			UBS Group
CHF million
As at	31.12.01	31.12.00	31.12.99	31.12.01	31.12.00	31.12.99	31.12.01	31.12.00	31.12.99	31.12.01	31.12.00	31.12.99

Loans (gross)	181,854	185,271	200,479	79,475	98,459	76,632	655	786	903	261,984	284,516	278,014

Non-performing loans	7,004	8,342	11,847	1,626	2,084	1,163	9	26	63	8,639	10,452	13,073

Other impaired loans	4,306	5,978	8,038	1,684	2,064	1,344	0	0	1	5,990	8,042	9,383

Total impaired loans	11,310	14,320	19,885	3,310	4,148	2,507	9	26	64	14,629	18,494	22,456

Allowances for non-performing loans	4,248	5,141	7,738	1,121	1,183	918	5	5	5	5,374	6,329	8,661

Allowances for other impaired loans	1,143	2,579	3,182	777	777	627	0	0	1	1,920	3,356	3,810

Total allowances for impaired loans	5,391	7,720	10,920	1,898	1,960	1,545	5	5	6	7,294	9,685	12,471

Other allowances and provisions	243	83	33	681	813	894	0	0	0	924	896	927

Total allowances and provisions	5,634	7,803	10,953	2,579	2,773	2,439	5	5	6	8,218	10,581	13,398

of which country allowances and provisions	507	498	0	499	794	1,376	0	0	0	1,006	1,292	1,376

Ratios

Impaired loans as a % of gross loans	6.2	7.7	9.9	4.2	4.2	3.3	1.4	3.3	7.1	5.6	6.5	8.1

Non-performing loans as a % of gross loans	3.9	4.5	5.9	2.0	2.1	1.5	1.4	3.3	7.0	3.3	3.7	4.7

Allowances and provisions for credit loss as a % of gross loans	3.1	4.2	5.5	3.2	2.8	3.2	0.8	0.6	0.7	3.1	3.7	4.8

Allocated allowances as a % of impaired loans	47.7	53.9	54.9	57.3	47.3	61.6	55.6	19.2	9.4	49.9	52.4	55.5

Allocated allowances as a % of non-performing loans	60.7	61.6	65.3	68.9	56.8	78.9	55.6	19.2	7.9	62.2	60.6	66.3

[1]	Includes Corporate Center and UBS Asset Management. UBS Asset Management had no impaired or non-performing loans at 31 December 01, 31 December 00 and 31 December 99.

Capital and Risk Management
Risk Analysis

    Provisions and allowances for emerging market-related exposures stood at CHF 1,006 million at 31 December 2001, compared to CHF 1,292 million at 31 December 2000 and 1,376 million at 31 December 1999. The reduction is mainly a consequence of our policy of reducing the overall size of UBS’s emerging market exposures, especially in Latin America.

    Impaired loans have decreased to CHF 14,629 million at 31 December 2001 from CHF 18,494 million at 31 December 2000 and CHF 22,456 million at 31 December 1999. Over the same period, non-performing loans (a sub-set of impaired loans) have also decreased, to CHF 8,639 million from CHF 10,452 million at 31 December 2000 and CHF 13,073 million at 31 December 1999.
    The ratio of impaired loans to total loans has improved over the past three years from 8.1% at 31 December 1999 to 6.5% at 31 December 2000, reaching 5.6% at 31 December 2001, while the non-performing loans to total loans ratio improved to 3.3% at 31 December 2001 from 3.7% at 31 December 2000 and 4.7% at 31 December 1999. These positive results were due in part to our successful reduction of exposures to international credit risk, which produced fewer new impaired and non-performing loans than in previous years, and in part to continuing efforts to conclude proceedings and reach settlement on existing non-performing loans.
    Although UBS’s non-performing loans to total loans ratio is somewhat higher than that of comparable US banks, the comparison principally reflects different write-off procedures under Swiss regulation and practice, rather than necessarily implying a lower underlying asset quality. In turn, this practice causes relatively higher allowances and provisions to be kept on the balance sheet, than if we operated under US conventions. (See Provisioning policies on page 64).

Market risk

Market risk is the risk of loss arising from movements in observable market variables such as interest rates, exchange rates and equity markets. In addition to these and other general market risk factors, the risk of price movements specific to an individual issuer of securities or an individual issue (“residual risk”) are included in the measurement of market risk.
    Market risk is incurred in UBS primarily through trading activities which are centered in the Corporate and Institutional Clients business of UBS Warburg. It arises primarily from market making, client facilitation and proprietary positions in equities, fixed income and interest rate products, foreign exchange and, to a lesser extent, precious metals. Activity is mainly in OECD markets, with some business in emerging markets.
    Group Treasury assumes market risk in the management of the Group’s balance sheet where long-term interest rate risk is transferred from other Business Groups, and through the Group’s structural foreign exchange positions, as described in the Group Treasury section on pages 77 to 85.
    Further market risks arise, but to a much lesser extent, in other businesses, again, primarily from the facilitation of customer business, but also in the form of interest rate risk in the banking books of the private label banks of UBS Switzerland (Private Banking’s independently branded, but wholly owned private banking subsidiaries).
    Market risk measures are applied to all the trading books of UBS Warburg, to all foreign exchange and precious metals exposures of the Group, to interest rate risk in the banking book taken by Group Treasury and the private label banks, and to any other material market risk arising.

Risk measurement

The expected, statistical and stress loss framework is applied to market risk as follows:
–	Expected loss is reflected in the valuation adjustments made to the portfolio. These cover price uncertainties resulting from a lack of market liquidity or the absence of a reliable market price for an instrument or position, and model risk in more complex models.
–	Statistical loss is measured using a Value at Risk (VaR) methodology. VaR expresses the potential loss on the current portfolio assuming a specified time horizon before positions can be adjusted (holding period), and measured to a specified level of confidence. UBS measures VaR on both a one-day and a tenday holding period, in both cases to a 99% confidence level. Estimates are based on historical simulation, assessing the impact of historical market movements on today’s portfolio, based on five years of historical data.

One-day VaR exposure expresses the maximum daily mark-to-market loss that UBS is likely to incur on the current portfolio under normal market conditions with a larger loss being statistically likely only once in a hundred business days.
Stress loss is assessed against our standard set of forward looking scenarios, approved by the Board of Directors, using stress moves in market variables which are regularly reviewed and approved by the Group CRO. Scenarios may be derived from severe historical events or based on prospective crisis scenarios developed from the current economic situation and perceived market trends. They are kept under continuous review and enhanced or augmented as and when necessary to reflect changing market and economic conditions.

    The Board of Directors has set a limit on statistical loss for market risk at the Group level in terms of ten-day VaR. This limit is allocated by the GEB among the Business Groups, the largest allocation being to UBS Warburg. Within the Business Groups, the limit is allocated to lower organizational levels as necessary. The internal ten-day VaR measure is also the basis of UBS’s market risk regulatory capital requirement.
    All VaR models, while forward-looking, are based on past events and are dependent upon the quality of available market data. The quality of the VaR model is therefore continuously monitored by backtesting. In backtesting we compare the actual revenues arising from the previous day’s closing positions (“backtesting revenue”, which excludes non-trading revenues such as commissions and fees and revenues from intraday trading) with the one-day VaR calculated for the previous day on these same positions. If the revenue, whether positive or negative, exceeds the one-day VaR, a “backtesting exception” is considered to have occurred. When VaR is measured at a 99% confidence level, a backtesting exception is expected, on average, one-day in a hundred. A higher rate of occurrence may indicate that the VaR model (the combination of the inputs and the calculations) is not fully capturing all risks. UBS conducts backtesting daily at a number of organizational levels down to individual trading portfolios, and investigates all backtesting exceptions to establish their cause and any necessary remedial action. Backtesting is also a regulatory requirement, and negative backtesting exceptions (where revenue is negative and greater than the previous one-day VaR) must be reported to the regulators.
    The Board of Directors has also set a stress loss limit on market risk for UBS Warburg.
    The market risk VaR and stress loss limits are the principal controls on UBS’s exposure to dayto-day movements in market prices, but complementary controls are also applied to prevent undue concentrations, including limits on exposure to individual market risk variables, such as individual interest or exchange rates, and limits on positions in the securities of individual issuers. These controls are set at levels which reflect variations in price volatility and market depth and liquidity.

Risk control of investment positions

Investment positions such as private equity are, by definition, positions held with a longer-term view than trading positions and pose difficulties for risk quantification: liquidity may be limited, market quoted prices may not be readily available and there may be legal or other constraints on sale. Thus, although such positions are subject to fair value accounting, the risk measures applied to trading positions are not appropriate to investment positions without modification. On the other hand, there are elements of the credit risk control approach that can usefully be applied to such positions, for example debt capacity analysis and valuation techniques. Our risk control approach to investment positions therefore draws on the tools of both credit and market risk.
    The approach starts with a rigorous evaluation of new investments and a defined business plan which addresses the purpose, the likely time frame and the expected or targeted returns. Every investment is owned by a specific business unit, management of which is responsible for continuous monitoring against the original plan and regular reporting to senior management at Business Group and Group level. Where investments are made on a regular basis, limits per investment and for the total portfolio may be applied. In other cases, case by case approval is required.
    Valuation reviews are conducted regularly for material investments - quarterly for private equity. These reviews are a joint effort between the relevant business unit, Financial Control, the CRO Organization and Credit Risk Control.

Capital and Risk Management
Risk Analysis

UBS Warburg — Value at Risk (10-day 99% confidence) 1

	Year ended 31.12.01							Year ended 31.12.00							Year ended 31.12.99

CHF million	Min.		Max.		Average		31.12.01	Min.		Max.		Average		31.12.00	Min.		Max.		Average		31.12.99

Risk type

Equities	124.1		458.0		181.6		157.4	144.7		245.9		199.4		146.5	121.8		207.6		162.5		172.8

Interest rates	136.6		318.7		193.3		239.7	113.8		202.3		149.8		132.8	87.7		187.6		140.2		140.1

Foreign exchange	9.3		90.7		28.5		25.8	7.6		97.5		32.5		31.6	9.5		144.7		57.5		76.1

Precious metals	2.2		14.4		6.1		5.1	2.1		27.4		9.7		5.3	5.3		35.8		21.0		27.8

Diversification effect		[2]		[2]	(148.6)		(144.2)		[2]		[2]	(148.3)		(129.0)		[2]		[2]	(168.1)		(193.2)

Total	187.2		479.6		260.9	[3]	283.8	186.8		296.1		243.0	[3]	187.1	176.6		275.7		213.1	[3]	223.6

[1]	Positions from PaineWebber are included from legal merger date 3 November 2000 onwards.
[2]	As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.
[3]	The corresponding figures for the Corporate and Institutional Clients business unit of UBS Warburg were CHF 252 million at 31 December 2001, CHF 242 million at 31 December 2000 and CHF 213 million at 31 December 1999.

Market risk developments

The table above shows average, minimum, maximum and year end market risk exposure for UBS Warburg, as measured by ten day, 99% confidence VaR exposure.
    As in 2000, the major exposures arose in the equity and interest rate risk classes, but while average VaR for equities decreased from CHF 199.4 million to CHF 181.6 million, for interest rates the average increased from CHF 149.8 million to CHF 193.3 million. These changes reflect changing market opportunities and, in particular, good trading opportunities in the bond markets which resulted in interest rates being the strongest risk driver at the end of 2001. Average VaR for UBS Warburg increased only slightly from CHF 243.0 million in 2000 to CHF 260.9 million in 2001 and, in general, market risk exposures have stayed within the normal ranges. There was, however, a short-term but significant increase in VaR in December 2001 resulting from sizeable client-driven equity transactions. The need for a temporary increase in limits was anticipated and pre-approved by the Group Executive Board. The trades were successfully executed and the risk reduced to normal levels.
    Market risk positions in UBS Switzerland and Corporate Center have only a marginal impact on the total VaR at Group level as can be seen in the table below.

    UBS has had no regulatory backtesting excep tions in 2001, as can be seen in the backtesting revenue and VaR graph. The 10-day VaR, which is the basis of the limits and exposures in the tables, is also shown for information. Note that the revenues shown in this graph are “backtesting revenues” — they exclude non-trading revenues, such as commissions and fees, and revenues from intra-day trading, which are not relevant in the

UBS Group — Value at Risk (10-day 99% confidence)

		Average utilization for the year ended

CHF million	Limit	31.12.01	31.12.00	31.12.99

Business Groups

UBS Warburg	450	260.9	243.0	213.1

UBS Switzerland [1]	50	4.8	4.1	4.1

Corporate Center [2]	250	37.4	69.4	37.1

Reserves	100

Diversification effect	n/a	(37.3)	(68.5)	(40.5)

UBS Group	600	265.8	248.0	213.8

[1]	Includes interest rate exposures in the banking books of the private label banks.
[2]	Includes interest exposures in the banking book of Group Treasury.

context of backtesting. The first histogram below shows these backtesting revenues, while the second shows daily revenues from all sources in Corporate and Institutional Clients (“full revenues”).

    UBS has continued to refine its VaR model during 2001,particularly in modeling risk on the break up of merger and acquisition deals. Following final approval from the EBK the new methodology will be implemented in 2002 but we do not anticipate a major impact on overall VaR exposure.

Market risk in energy trading

In mid-February 2002, UBS Warburg established a new energy trading unit, based on Enron’s wholesale electricity and natural gas trading operations, through a licensing agreement that will give Enron an interest in the future income of the business. Further details of the new business are given in the UBS Warburg business description, on pages 43 to 44.
    We estimate that the Value at Risk (VaR) for this product may reach around CHF 100 million initially, but that there will be an offsetting diversification effect, which means that overall VaR usage within UBS Warburg is expected to rise by less than this amount. Future VaR usage will be

Capital and Risk Management
Risk Analysis

reviewed later in 2002 in light of the performance of the new business.

Consequential risk developments

The events of 11 September 2001 resulted in a renewed and more intensive focus on the principle of “Know your customer” and on antimoney laundering activities. UBS’s involvement in the Wolfsberg Group and enhancements to our own internal practices are discussed in the Corporate Responsibility chapter on page 111.

Information security

Financial institutions are typically highly dependent on IT infrastructure, which is subject to everincreasing attempted attacks. In UBS, information security risk is subject to independent controls with multiple layers of oversight, in the Business Groups and at Corporate Center, and within both the IT organization and Risk Control. Corporate Security also provides an independent view, on behalf of senior risk control management, into the complex risk environment created by a global network of sensitive applications with multiple attachments to the internet. The mandatory requirements of confidentiality, integrity and availability of critical information throughout the Group are set out in the UBS IT Security Framework, which is further elaborated in the Business Groups to meet their specific market environment and regulatory requirements.
    As in previous years, the frequency, scope, and severity of attempted attacks on IT systems and information through the internet has increased. UBS is responding to this heightened risk through a combination of human and technical defenses. Defensive barriers and attack detection systems are designed to combat cyber attacks, while internal access control systems ensure that sensitive data can only be accessed by authorized persons.
    The effectiveness of our security defenses was demonstrated in our response to global internet virus attacks, such as Nimda and Goner — our e-mail servers were immediately protected to prevent spread of the hostile code, defensive tools were updated on all desktops and servers, and all copies of the virus were quickly located and removed.

Basel Capital Accord

Credit and market risk are well established risk categories for which management and control processes, although constantly evolving, are widely established and understood in the industry. These risks are the basis of the current Basel Capital Accord, which determines regulatory capital requirements for internationally active banks, including UBS.
    A new Basel Capital Accord has been under development since 1999 and throughout 2001 UBS has been active in the ongoing discussion between the regulators and the industry. It is hoped that the new Accord, which is currently scheduled to be implemented from 1 January 2005, will provide a more risk sensitive framework for credit risk than the 1988 Accord, and that any capital requirement imposed on consequential (operational) risk will be responsive to changing risk and loss experience and will promote further rational development of risk control practice in this area.

Capital and Risk Management
Group Treasury

Group Treasury

Group Treasury manages the core financial positions of the Group and coordinates and controls the corresponding processes on a Group-wide basis.

    The goals of the Group Treasury processes are:
–	Efficient management of the Group’s main non-trading interest rate exposures, to immunize originating business units from interest rate risk and provide them with an interest rate risk free margin.
–	Sustainable and cost-efficient funding of the Group’s balance sheet, using a well diversified portfolio of funding sources and preserving a balanced liability structure.
–	Providing a framework for optimal liquidity management in order to generate cash when required without compromising our ability to take advantage of market opportunities. This includes an integrated collateral management process, operated in conjunction with UBS Warburg’s Cash and Collateral Trading book (CCT) to generate revenues for both the Group and our clients.
–	Efficient management of the Group’s nontrading foreign exchange exposure, to shield our equity and expected future cash flows from adverse fluctuations in exchange rates against the Swiss franc.
–	Efficient management of regulatory capital, while maintaining strategic flexibility, sound capitalization and strong ratings.
    Group Treasury is subject to the Group’s Risk Management and Control Principles, but also has its own specific processes and policies, tailored to the risks for which it is responsible.

Interest rate risk management

Interest rate risk is inherent in many of UBS’s businesses. It arises from a variety of factors, including differences in timing between contractual maturity or re-pricing of assets, liabilities and derivative instruments, which impact net interest income in the event of changes in market interest rates. In the case of floating rate assets and liabilities, UBS is also exposed to basis risk, which is the difference in re-pricing characteristics of floating rate indices, such as the savings rate and six months LIBOR. These differences can result in changes to net income and in the valuation of our assets and liabilities when one group of assets or liabilities bears or pays interest on one basis, while others bear or pay interest on another. In addition, certain products have embedded options that affect their pricing and effective maturity.
    Interest rate risk is segregated into trading and non-trading risk. Interest rate risk positions which are not subject to “trading book” regulatory capital treatment (and are therefore not included in our Value-at-Risk process discussed in the Market risk section on pages 71 to 76) are reported as “Bank Book” (non-trading risk) positions.
    Most interest rate risks are captured at the point of business origination and then transferred, through a Group-wide transfer pricing mechanism, to one of the risk management units. Centralized risk management takes place within pre-defined risk limits, either in Group Treasury or in CCT, depending on the currency and original maturity.
    This process allows us to exploit Group-wide netting potential and to shift the interest rate risk away from the originating business units, for financial reporting and internal risk management purposes, providing them with an interest rate risk-free margin. The only notable exceptions to this rule are the five independent private banking subsidiaries of UBS Switzerland which manage their own interest rate risk separately; however the amount of interest rate risk involved is not material to the financial condition or results of the Group as a whole.

Internal hedging process

In applying our internal hedging process, a distinction is made between transactions with fixed maturities and those without contractual maturity dates or directly market-linked rates (such as retail products), and also between long-term (over one year) and short-term (up to one year) Swiss franc denominated business.

Capital and Risk Management
Group Treasury

    Transactions with fixed maturities are transferred by individual back-to-back transactions to Group Treasury in the case of long-term Swiss franc transactions, and to CCT in the case of short-term Swiss franc and all non-Swiss franc transactions.

    Client current and savings accounts and many other products of UBS Switzerland have no contractual maturity date or directly market-linked rate, and can be thought of as effectively containing embedded pre-payment/withdrawal and re-pricing options. Their interest rate risk cannot be transferred to Group Treasury or CCT by simple back-to-back transactions and they are therefore transferred on a pooled basis. This entails the establishment of a “replication” portfolio — a portfolio of revolving transactions between the originating business unit and Group Treasury at market rates designed to approximate the average cash flow and re-pricing behavior of the pooled client transactions.
    In both cases, risk transferred to CCT is managed by CCT within its risk limits, according to its risk view and appetite (see also Market Risk section on pages 71 to 76). To the extent that Group Treasury needs to hedge its positions, it also deals with CCT, which is the sole interface to the money market.
    As a result of this process the originating business unit is “immunized”, for financial reporting and risk management purposes, against market interest rate movements, but retains the product margin, while Group Treasury acquires market rate based positions which it can manage within the Bank Book.
    By transferring long-term Swiss franc exposures to Group Treasury, this process also allows us to benefit directly from the netting potential between the two types of client transactions, before the positions are transferred to CCT, where there is further netting potential and from where the risk may be transferred to the market.
    In addition to the interest rate risk associated with client business, a significant amount of interest rate risk arises from non-business related balance sheet items, such as the financing of the Group’s real estate and equity investments in associated companies, and the investment of our own equity. These are all strategic decisions, which implicitly create Bank Book interest rate exposures. In a process similar to that used for client products that are at non-market rates or lack contractual maturity dates, the non-business items are represented by replicating portfolios to approximate the investment or funding profile mandated by the Group Executive Board (GEB), and are thereby transferred to Group Treasury.
    All replicating portfolios are updated monthly by replacing maturing tranches with new tranches, taking into account changes in the underlying portfolios over the period. Although the choice of monthly rollovers for each replicating portfolio helps to minimize the volume of transactions required at any one time, new aggregate tranches are, nevertheless, of such a size that they cannot be laid off to the market instantly. The Bank Book therefore staggers the execution of offsetting hedges with CCT, thereby assuming intramonth interest rate exposure, which fluctuates somewhat during the course of each month.

Interest rate risk in the Bank Book

The GEB has approved risk management policies, risk limits and a control framework for the entire Bank Book interest rate risk management process.
    The internal control framework includes an allocation of the Group VaR limit, which covers both the interest rate risk and the foreign exchange risk for which Group Treasury is responsible. (Under Swiss Banking Commission regulations, only the foreign exchange risk is included in VaR for determination of regulatory capital — interest rate risk is included for internal risk management and control purposes only.) Group Treasury’s VaR exposure is included in the table on page 74. UBS Warburg’s central VaR Reporting unit monitors the risk in Group Treasury on a daily basis as part of UBS’s overall market risk control process.
    Three key interest rate risk measures are also used:
–	Interest rate sensitivity expresses the impact of a one basis point (0.01%) parallel rise in interest rates on the fair value (net present value) of all Bank Book items.
–	Economic value sensitivity measures the potential change in fair value of the Bank Book resulting from a large instantaneous shock to interest rates.
–	Net interest income at risk is defined as the potential change in net interest income from the Bank Book resulting from adverse movements in interest rates over the next twelve months. Various changes in the level of interest rates are applied. Usually the worst case is captured by

Interest rate sensitivity of the Bank Book

As at 31.12.2001	Within 1	1 to 3	3 to 12	1 to 5	Over 5
CHF thousand per basis point increase	month	months	months	years	years	Total

CHF	9	0	(2)	(173)	(863)	(1,029)

USD	35	(113)	(157)	(274)	(15)	(524)

EUR	(2)	(6)	(38)	182	0	136

GBP	0	(7)	(57)	175	624	735

JPY	1	0	(3)	1	(4)	(5)

Others	0	(1)	0	(1)	(4)	(6)

Total	43	(127)	(257)	(90)	(262)	(693)

of which equity replicating portfolio (CHF)	6	24	364	7,483	5,167	13,044

Bank Book without equity replicating portfolio (total)	37	(151)	(621)	(7,573)	(5,429)	(13,737)

using instantaneous shock scenarios. All of the scenarios are compared with a scenario where current market rates and client behavior are held constant for the next twelve months. This measure considers such variables as:
–	Re-pricing characteristics of assets and liabilities.
–	The effect of rate barriers, such as caps and floors, on assets and liabilities.
–	Maturity effects of replicating portfolios.
–	Behavior of clients.

    The methodology is designed to highlight the effects of market changes in interest rates on existing balance sheet positions — it ignores future changes in the asset and liability mix and therefore it is not a predictor of future net interest income.
    The interest rate sensitivity measure is a simple unit measure of sensitivity, which does not in itself provide an indication of potential loss. The economic value sensitivity and net interest income at risk methodologies provide different views of potential loss from interest rate risk. The economic value sensitivity measure provides both a longer-term view and a view of the whole book, since it takes into account the present value of all future cash flows generated from the existing balance sheet positions. The net interest income at risk measure provides a shorter-term view, as it considers only the re-pricing effect from positions maturing over the next twelve months.
    In all three measures, for internal purposes we assess the exposure both including and excluding the replication portfolio representing the Group’s equity. When this portfolio is excluded, the exposure under all three measures increases, since the exposures on assets in which the equity is invested are no longer netted against the benchmark for equity investment.
    At 31 December 2001, our equity was invested in a portfolio of fixed-rate CHF assets with an average duration of three years. This is equivalent to a sensitivity of CHF 13.0 million per basis point, in line with the strategic investment targets set by the GEB.
    The interest rate sensitivity of these investments is directly related to the chosen investment duration. It should be recognized that, although investing in significantly shorter maturities would lead to a reduction in the apparent interest rate sensitivity and economic value sensitivity of the Bank Book, it would lead to higher net interest income at risk and to higher volatility in the Group’s interest earnings.
    The table above shows the interest rate sensitivity of the Bank Book as at 31 December 2001. The first total is the sensitivity including the equity replicating portfolio, while the final total, which is significantly larger, excludes this portfolio.
    The table below shows the change in risk under the economic value sensitivity and net interest income at risk measures between 31 December 1999 and 31 December 2001.

Change in risk under the two methodologies

	As at

CHF million	31.12.01	31.12.00	31.12.99

Net interest income at risk	(313)	(247)	(355)

Economic value sensitivity	(1,319)	(908)	(555)

Capital and Risk Management
Group Treasury

    The net interest income at risk figure shown is the worst case among various interest rate scenarios that have been analyzed, and results from an assumed downward interest rate shock (parallel shift) of 200 basis points. At 31 December 2001, the difference in the projected outcome in this scenario from that projected in a constant market rate scenario represented a reduction of 3.9% in the year’s total net interest income, compared with a reduction of 3% at 31 December 2000. In this extreme scenario, the largest part of the decrease would result from lower margins on savings, deposit and current accounts and lower returns on the investment of the Group’s equity.

    The economic value sensitivity measure shows the effect of a 100 basis point adverse interest rate shock. At 31 December 2001 a 100 basis point upward shock of Swiss franc rates would lead to a CHF 1,319 million decline in fair value, compared with an exposure of CHF 908 million to the same scenario at 31 December 2000.
    The increase in the economic value sensitivity in the course of 2001 is mainly due to the decision to lengthen the duration of the investment of Group’s CHF equity, while maintaining shortterm refinancing of equity investments in UBS Group companies.

Other effects of interest rate changes on UBS’s profitability

Neither of these two methodologies gives a complete picture of the potential effect of interest rate changes on the Group’s revenues and costs. In principle, higher rates give UBS opportunities to improve loan pricing and deposit margins. Income from invested equity also increases, particularly where the yield curve is steep, although as it is mostly invested long-term, the average rate rises only slowly. However, rising interest rates can also reduce income: the cost of funding trading portfolios increases, especially if the yield curve is inverted. Loan demand may reduce with higher rates, while the likely deterioration in credit quality may result in increased credit loss expense, especially if rates rise towards the bottom of the credit cycle. At the same time, increased rates may reduce the prospects for growth in equity markets, leading to lower net new money in our client businesses and lower transaction volumes in our wholesale businesses, both of which would impact our fee income. Furthermore, changes in rates in different currencies have stronger or weaker effects on different aspects of the overall Group picture — trading-related revenues are more exposed to changes in US dollar rates, loan and deposit margins to changes in Swiss franc rates.
    A similarly complex picture would apply to a reduction in interest rates. So, although the sensitivity of UBS’s income to changes in the rates applied to its current balance sheet positions gives some indication of interest rate risk, the overall effect of a change in interest rates on the whole of the Group’s business is much harder to model. It will partly depend on other factors, such as the shape of the yield curve, the position in the credit cycle and market perceptions of the progress of key economies.

Liquidity and funding management

The GEB has approved a policy, which establishes the core principles for liquidity management and has defined an appropriate contingency plan. A first set of principles relates to the establishment of liquidity risk limits (for example, a net overnight funding limit). The risk limits are set by the GEB and monitored by the Group Treasury Committee (GTC) which is chaired by the Group Treasurer and meets on a monthly basis to assess the Group’s liquidity exposure. A second set of principles concentrates on liquidity crisis management, for which detailed contingency plans have been developed. Regional committees monitor the markets in which UBS operates for potential threats and regularly report their findings to the GTC. In the event of a liquidity crisis, regional crisis task forces implement contingency plans under the direction of senior management.
    The liquidity management process is undertaken jointly by Group Treasury and UBS Warburg’s CCT unit. Group Treasury’s function is to establish a comprehensive framework of policies and risk limits, while CCT undertakes operational cash and collateral management transactions within the established parameters. This centralized cash and collateral management structure permits tight control on both our global cash position and our stock of highly liquid and rediscountable securities.

Liquidity management approach

UBS’s approach to liquidity management is to ensure, as far as possible, that the Group will always have sufficient liquidity to meet its liabilities when due, without compromising our ability to respond quickly to strategic market opportunities. UBS’s centralized approach to liquidity management encompasses all branches and subsidiaries and seeks to ensure that the liquidity position is more than adequate to cover shortterm liabilities at all times. UBS’s liquidity management is based on an integrated framework that incorporates an assessment of all expected cash flows within the Group and the availability of high-grade collateral which could be used to secure additional funding if required. The liquidity position is assessed and managed under a variety of potential scenarios, giving due consideration to stress factors. The range of scenarios analyzed encompasses both normal market conditions and stressed conditions, including both UBS specific and general market crises. For each scenario considered, the short-term liquidity position arising out of non-trading activities is determined by identifying the gap between liabilities running off and maturing assets repaid. This gap is then augmented by that of the trading book by ascertaining the value of assets which could be liquidated as compared to the liabilities which would have to be repaid. In assessing this gap, we take into account both our ability to utilize collateral — both our own and collateral borrowed from customers — to raise funds, which may enhance our liquidity, and the possibility that our customers may seek to draw down unutilized capacity under credit lines we extend them, which may place further demands on liquidity. We also take into account the fact that, while under normal market conditions it can be safely assumed that most maturing assets would be repaid, trading assets successfully liquidated and maturing liabilities replaced by creating new liabilities, this will not necessarily be the case under stressed conditions.
    The starting point for these stress analyses is the breakdown by contractual maturity of our assets and liabilities. This is displayed as of 31 December 2001 in Note 30 to the Financial Statements, which shows the profile of UBS’s overall cash-flow ladder under a going-concern scenario. Various stress scenarios are then simulated by adjusting this assumed cash-flow ladder according to each type of stress event. These scenarios range from a liquidity squeeze that remains confined to the capital and inter-bank markets (akin to the Asian crisis of 1997 and the Russian crisis of 1998) to a full-blown general market crisis that affects all participants and spans all market sectors on a global basis. Particular emphasis is also placed on a bank-specific crisis, where UBS alone is affected. Once again, this crisis is assumed to occur globally across all market sectors. In this way, varying degrees of severity are simulated and all of UBS’s funding sources and investments are assumed to be put under stress. The range of effects evaluated encompasses the following stress factors:
–	inability to roll over maturing unsecured debt (both long-term and short-term debt such as UBS’s commercial paper programs),
–	inability to raise new unsecured (short-term or long-term) debt,
–	increased collateral margins on the banks secured funding sources,
–	a sudden, large outflow of retail deposits (“bank run”),
–	a large increase in draw-downs of unutilized committed credit lines.
    Furthermore, because of the possibility that customers will also be affected by the liquidity crisis and thus unable to meet their obligations, it is assumed that all core businesses and investments, such as consumer loans and mortgages, must continue to be financed, even if they fall due during the assumed crisis period.
    UBS’s exposure under these liquidity stress scenarios is analyzed on a monthly basis and any ensuing liquidity gap is assessed to ascertain the ability of the bank to bridge the gap by means of its large stock of pledged, undrawn central bank facilities and through increased use of repurchase and similar transactions. The assumed crisis gap is monitored monthly by Group Treasury and, if it were to exceed a predefined trigger level, appropriate measures would be taken to reduce the liquidity gap exposure accordingly.
    The results of the liquidity stress scenario analyses are reported on a monthly basis to the Chief Risk Officer and are presented on a quarterly basis to the Group Executive Board.

Benefits of centralization

Being a globally integrated financial services firm, UBS’s range of business activities naturally generates asset and liability portfolios which are highly diversified with respect to market, product and currency. This lowers UBS’s exposure to

Capital and Risk Management
Group Treasury

individual funding sources, and also provides a broader range of investment opportunities, which in turn reduces liquidity risk. The centralized approach to liquidity management adopted at UBS allows these advantages to be exploited. Group Treasury is, furthermore, instrumental in executing an integrated collateral management process on a Group-wide basis to ensure that the large, high-quality pool of collateral gathered across the Group is made accessible for repurchase and securities lending transactions as part of UBS Warburg’s CCT activities. Through these securities lending transactions, CCT creates additional revenues for both UBS Group and its clients, and also generates substantial funding on a secured basis, providing an additional liquidity cushion that could be crucial in crisis situations.

Funding management approach

UBS’s funding strategy seeks to ensure that business activities are funded at the lowest possible cost. With a broad diversification of funding sources (by market, product and currency), UBS maintains a well-balanced portfolio of liabilities which generates a stable flow of financing and provides protection in the event of market disruptions.
    In this context, UBS’s strong domestic retail business is a very valuable, cost efficient and reliable source of funding. Through the establishment of short, medium and long-term funding programs in Europe, in the US and in Asia, UBS can both provide specialized investments to its customers and efficiently raise funds globally, minimizing its dependence on any particular source.
    UBS also makes frequent use of asset-securitization structures, in particular in connection with the sale of corporate loans and retail mortgages. However, these securitizations do not constitute a material portion of UBS’s funding activities and our liquidity status would not be significantly affected if capital markets were to become inaccessible for such securitization transactions. UBS has no long-term commitments to continue to purchase the types of assets being securitized.
    The charts show a breakdown by product type and by currency of our secured and unsecured funding as at 31 December 2001. Of our total funding, 39% was raised on a secured basis and 61% unsecured. Most of our funding was originated in US dollars, with major portions also being raised in Swiss francs and in Euro, roughly mirroring the currency breakdown of our asset base. Around 12% of our funding was denominated in other currencies (primarily GBP and JPY).

    In the course of 2001, UBS’s long-term debt increased slightly from CHF 54.9 billion at 31 December 2000 to CHF 57.2 billion at 31 December 2001. The maturity profile of our long-term debt portfolio is well balanced. See Note 19 to the Financial Statements in UBS’s Financial Report 2001 for further information concerning long-term debt.

    During 2001, UBS revised and fully implemented an expanded Global Crisis Management Concept (GCMC). The revised concept covers all types of crisis events - including a liquidity crisis — and applies to all Business Groups and subsidiaries of the UBS Group. Within the concept, a set of Regional Task Forces, each containing experts spanning all business areas, ensures global coverage of any crisis. The Group Liquidity Contingency Plan has been fully incorporated into the overall GCMC.
    The market reaction to the terrorist attacks in America on 11 September 2001 resulted in a severe liquidity squeeze in the financial markets, in particular in the US dollar, which had come to be regarded as a safe-haven currency. UBS’s liquidity management and contingency plans successfully overcame this severe test.

Currency management

UBS reports its results in Swiss francs (CHF), the currency of the country in which it is incorporated. UBS’s corporate currency management activities are designed to protect the Group’s equity and expected future foreign currency cash flows from adverse currency movements against the Swiss franc, while preserving the option to take advantage of market opportunities which may arise.
    In managing this risk, the following overarching principles are applied:
–	Equity must be invested in Swiss francs.
–	Currency management processes must be designed to minimize exposures against the Swiss franc.
–	Core currency exposures must be actively managed to protect against adverse currency movements.

Translation (balance sheet) currency risk

UBS aims to maintain the flexibility to allow foreign assets to be divested at any time without adverse currency impacts. Foreign currency assets are therefore match-funded in the relevant currency — i.e. a US dollar asset is funded in US dollars, a Euro asset in Euros. The match-funding principle is also applied to the financing of foreign investments, including foreign equity investments. This strategy, together with the periodic repatriation of foreign currency dividends and retained earnings, ensures that the Group’s equity is always fully invested in Swiss francs.

Transaction (revenues/expenses) currency risk

At each month end profits or losses are translated for financial accounting purposes into Swiss francs from the original transaction currencies at the prevailing month-end rate, with actual exchange into Swiss francs taking place within a few days of month end. (Small gains or losses from these timing differences are reported as income in Corporate Center.)
    The benefits of this transaction-currency riskmanagement process are:
–	The monthly sell-down of foreign currency profits or losses into Swiss francs reduces volatility in the Group’s earnings from changes in exchange rates.
–	The visibility of the underlying original transaction currencies enables UBS to manage the currency exposures inherent in the Group’s cost and revenue flows.

    While the process reduces the susceptibility of annual earnings to adverse currency movements, it does not completely eliminate their effect. Group Treasury therefore proactively hedges significant currency exposures (mainly USD, EUR and GBP), in accordance with the instructions of the Group Executive Board and subject to the VaR limit which has been established for this risk. Economic hedging strategies employed include a cost-efficient option strategy, providing a safety net against unfavorable currency fluctuations while preserving upside potential.

New developments

From 1 January 2002 a rolling medium-term business planning process will replace UBS’s current annual budget process. In line with this development, the economic hedging process for foreign currency profits and losses will be adjusted: instead of managing this risk on a strict financial year basis (1 January until 31 December of the current year), Group Treasury will employ a rolling twelve month hedge program. In this way, the total hedge volume is kept roughly constant (depending on potential business plan adjustments).

Non-trading currency risk VaR

CHF million	Minimum	Maximum	Average	End of period

1999	1.4	77.8	37.1	59.7

2000	11.6	113.4	33.7	12.7

2001	0.9	16.2	3.6	1.0

Capital and Risk Management
Group Treasury

Capital management

Over recent years, European companies have become increasingly active managers of their capital, resulting in a growth of hybrid capital issuance and share repurchase programs. UBS’s capital management is driven by shareholder value considerations, while sound capitalization and strong ratings are also key parts of UBS’s attractiveness to clients and investors. UBS’s overall capital needs are continually reviewed to ensure that our capital base can appropriately support our business and regulatory capital requirements. The use of a variety of instruments, such as trust preferred securities, to meet the overall capital level is designed to help support the Group’s efforts to meet its return on equity targets and enhance shareholder value.

Sound capitalization

The table below shows the key capital figures and ratios as of 31 December 2001, 31 December 2000 and 31 December 1999.
    The ratios measure capital adequacy by comparing UBS’s eligible capital with its risk-weighted assets, which include balance sheet assets, net positions in securities not held in the trading portfolio, off-balance sheet transactions converted into their credit equivalents and market risk positions (based on Value at Risk) at a weighted amount to reflect their relative risk.
    The calculation of capital requirements applicable to UBS under Swiss Banking Commission (“EBK”) regulations differs in certain respects from the calculation under the Basel Capital Accord (“BIS guidelines”). Most importantly:
–	Where BIS guidelines apply a maximum risk weight of 100%, the EBK applies risk weights above 100% to certain asset classes (for example real estate, bank premises, other fixed assets, intangible assets excluding goodwill, equity securities and unconsolidated equity investments).
–	Where the BIS guidelines apply a 20% risk weight to obligations of OECD banks, the EBK applies risk weights of 25% to 75%, depending on maturity, to such obligations.
    As a result of these differences, UBS’s riskweighted assets are higher, and its ratios of total capital and Tier 1 capital are lower when calculated under the EBK regulations than they would be if calculated under the BIS guidelines. Nevertheless, UBS and its predecessor banks have always had total capital and Tier 1 capital in excess of the minimum requirements of both the BIS and the EBK, since these regulations and guidelines were first implemented in 1988.

Capital adequacy

	As at

CHF million, except ratios	31.12.01	31.12.00	31.12.99

BIS Tier 1 capital	29,322	31,892	28,952

BIS total capital	37,471	42,860	39,682

BIS Tier 1 capital ratio (%)	11.6	11.7	10.6

BIS total capital ratio (%)	14.8	15.7	14.5

Balance sheet assets	214,481	223,528	214,012

Off balance sheet and other positions	25,935	39,002	48,282

Market risk positions	13,319	10,760	10,813

Total BIS risk-weighted assets	253,735	273,290	273,107

Capital management in 2001

Share buy back and cancellation

UBS’s careful balance sheet management and strong earnings continued to generate additional capital in 2000. This enabled us to fund part of the share issuance for the merger with PaineWebber through a share buy-back program in late 2000 and early 2001, minimizing dilution to existing shareholders. When this had been completed, in February 2001, we were also able to announce a further share buy back program, intended to reduce the number of issued shares and enhance earnings per share.
    As in 2000, this was a “second line” trading program, allowing for the tax efficient cancellation of shares and aimed mainly at institutional investors. Under Swiss regulations a company wishing to cancel shares must purchase them on the stock exchange under a special security code which clearly identifies the time and quantity of shares repurchased for this purpose. This separate coding is known as a “second line trading program”.
    This program ran from 5 March 2001 to 5 March 2002. A total of 28,818,690 shares were repurchased at an average price of CHF 79 per share representing a total cost of CHF 2.29 billion and repurchase of 2.25% of the shares issued at 31 December 2001. These shares will be cancelled in July 2002, following the approval of shareholders at the Annual General Meeting on 18 April 2002.

Effect of second line trading program on basic earnings per share (EPS)

	For the year ended

	31.12.01	31.12.00	31.12.99

Weighted average shares for basic EPS after treasury shares	1,266,038,193	1,209,087,927	1,214,227,446

Weighted average second trading line treasury shares	40,116,921	43,261,410	0

Basic EPS	3.93	6.44	5.07

Impact of buy-back on basic EPS	0.12	0.23	0

    The number of shares bought back through the second line trading programm is linked to the Group’s ability to generate free equity while maintaining a strong BIS Tier 1 capital ratio. The table shows the impact on basic earnings per share of the purchase of Treasury shares through the second line trading program.

    The issuance of new shares for the merger with PaineWebber in fourth quarter 2000 had its main impact on the average outstanding shares and therefore on basic earnings per share in 2001. By 31 December 2001 the number of outstanding shares was again below the level before the merger with PaineWebber, thanks to the share buy-back program, and the careful structuring of the share issuance for the merger.

Share split and par value reduction

Under new regulations, which became effective on 1 May 2001, the minimum par value for Swiss shares was reduced to CHF 0.01. UBS took advantage of this change to lower its market price per share to a level more in line with that of its global peer group, and to make a tax efficient payment to its shareholders in the form of a CHF 1.60 reduction in the par value of its shares.
    This type of payment is treated under Swiss regulations as a return of capital to shareholders, not as income, and is therefore tax efficient for shareholders who pay tax in Switzerland and is also beneficial to shareholders outside Switzerland, as it is not subject to Swiss withholding tax.
    The distribution reduced the par value of the share to CHF 8.40 and was followed by a 3 for 1 share split, resulting in a new par value of CHF 2.80.
    The par value reduction took place on 16 July 2001, for payment on 18 July 2001 to holders of record on 13 July 2001. The share split was also implemented on 16 July 2001.
    Combined with the dividend paid in October 2000 in respect of the first three quarters of 2000, the par value repayment meant that UBS distributed CHF 2.03 per share (CHF 6.10 before adjustment for the share split), compared to CHF 1.83 (CHF 5.50 before share split) the previous year.

Capital management plans for 2002

New second line buy back program

Given our continuing strong cash flow generation UBS intends again to repurchase shares for capital reduction purposes under a “second-line” buyback program aimed at institutional investors, allowing tax efficient cancellation of shares.
    This new second line program becomes available from 6 March 2002 and can run until 5 March 2003. A maximum of CHF 5 billion worth of shares may be repurchased under the program.
    The number of shares repurchased and the average number of outstanding shares will be published weekly on the internet at www.ubs.com/investors. The repurchased shares will be cancelled following approval by the Annual General Meeting in April 2003.

Par value reduction

This year we plan once again to make use of the new regulations introduced in Switzerland in 2001 to make a tax efficient distribution of capital to our shareholders rather than paying a dividend.
    The Board of Directors will recommend to the Annual General Meeting on 18 April 2002 that UBS should make a par value repayment of CHF 2.00 per share. This proposed distribution in respect of 2001 is consistent with last year, when the total per share distribution to shareholders (adjusted for last July’s 3-for-1-share split) was CHF 2.03.
    If the par value reduction is approved, it will take place on 8 July 2002, with payment on 10 July 2002 for shareholders of record on 5 July 2002, and will bring the par value of each UBS share down to CHF 0.80.

85

86

Corporate Governance
Corporate Organization
Corpor

Corporate Organization

UBS is committed to meeting the highest international standards of corporate governance in its organizational structure. Corporate and executive bodies are organized in line with the leading codes of best practice.

UBS’s organizational structure, based on two separate boards having different functions and responsibilities, provides clear controls and a balance between the Board of Directors (Board) and the Group Executive Board (GEB).

    The functions of Chairman of the Board of Directors (Chairman) and President of the Group Executive Board (President) are conferred on two different people, thus providing separation of powers.

Organizational principles

The shareholders elect each member of the Board. The Board appoints the Chairman, the Vice Chairmen and the members of the various Board committees from among the elected Board members. It also appoints the President and members of the GEB.

    The Board is the highest corporate body with responsibility for the ultimate direction of the company and the supervision of its executive management. The Board, and in particular its Chairman, takes responsibility for the mid and long-term strategic direction of the Group, for appointments and dismissals at top-management levels, for mid-term succession planning and for global compensation principles. It defines the Group’s risk appetite and risk limit structure. A large majority of the Board members are non-executive and independent. The Chairman and at least one Vice Chairman have executive roles and assume supervisory and leadership responsibilities. The Chairman also assumes a leadership role in corporate responsibility issues, public and political affairs and developing corporate culture.

    The GEB has business management responsibility for the company. Together with the Chairman’s Office (the Chairman working with the executive and non-executive Vice Chairmen) it assumes overall responsibility for the development of UBS’s strategies. The GEB, and in particular its President, is responsible for the implementation and results of those strategies, for the alignment of the Business Groups to the UBS Group’s integrated model and for the exploitation of synergies across the Group. The President also assumes responsibility for business and financial planning, financial reporting and the definition and supervision of risk control. The President and the GEB are accountable to the Chairman and the Board for the Group results, and the Board in turn is accountable to UBS’s shareholders.

    In order to ensure that the Board and GEB are independent of each other, no member of one board may also be a member of the other.

The Board of Directors

As at 31 December 2001, the Board consisted of nine Directors (see list on page 94). At its Annual General Meeting (AGM) on 26 April 2001, UBS’s shareholders elected Marcel Ospel to the Board, and the Board appointed him as its Chairman with effect from that date. Eric Honegger, member of the Board since 1999, resigned as of 15 October 2001, for personal reasons. Markus Kundig, Vice Chairman since 1998, has reached retirement age and will therefore step down at the AGM to be held on 18 April 2002. The Board will propose to the AGM that Ernesto Bertarelli (born 1965), CEO of Serono International SA, Geneva, be elected to the Board.

    The Board is organized as follows:

    The Chairman operates a Chairman’s Office, including the Vice Chairmen, which meets regularly with the President and his appointees drawn from the GEB to address fundamental issues for the Group, such as overall strategy, mid-term financial and business planning, mid-term succession plans, global compensation principles, and the risk profile of the Group. The

Chairman’s Office assumes special authority in the credit approval process and is responsible for the appointment and dismissal of the members of the Group Managing Board (GMB). It also acts as the Audit Supervisory Board, with responsibility for the supervision of Group Internal Audit, and as the Nomination Committee, with responsibility for identifying and proposing candidates for membership of the Board of Directors and for the long-term preparation of succession planning for the Chairman and Board of Directors.

    The Compensation Committee has responsibility for determining the individual compensation and bonus for the executive Directors, the President and members of the GEB and for submitting proposals for the compensation of non-executive Directors to the Board. The Committee is chaired by Markus Kundig, with Rolf A. Meyer and Marcel Ospel as its additional members.

    The Board appoints an Audit Committee from among its non-executive members. The Audit Committee meets at least four times a year to oversee the performance of the external Group and Statutory Auditors. It also monitors interaction between Group Internal Audit and the external auditors. All three members — Peter Böckli as Chairman, Lawrence A. Weinbach and Hans Peter Ming — are fully independent from UBS. They are financially literate and familiar with the accounting practices of international financial services groups. The Audit Committee does not itself perform audits, but supervises the work of the auditors. Its primary responsibility is thereby to review the organization and efficiency of internal control procedures and the financial reporting process.

    The Corporate Responsibility Committee is described in the Corporate Responsibility section on pages 111 to 118.

Changes to committee memberships following the AGM

Following the Annual General Meeting on 18 April 2002, there will be some changes to the membership of committees of the Board. Professor Peter Böckli will become non-executive Vice Chairman of UBS. He will succeed Markus Kundig, who will retire from the Board of Directors at the Annual General Meeting, after 20 years service first as a Director and later as Vice Chairman of UBS. Lawrence A. Weinbach will replace Peter Böckli as Chairman of the Audit Committee. Rolf A. Meyer will replace Markus Kundig as Chairman of the Compensation Committee. The Nomination Committee will become a separate committee, with Hans de Gier as its Chairman.

The Group Executive Board

As at 31 December 2001, the GEB consisted of six members (see list on page 95).

    Marcel Ospel, Chief Executive Officer, stepped down from his function after the 2001 AGM when he was elected to the Board. At the same time, Luqman Arnold became President of the Group Executive Board. Pierre de Weck left UBS in July 2001.

    In December 2001, Luqman Arnold left UBS and was replaced as President of the Group Executive Board by Peter Wuffli. John Costas was appointed Chief Executive Officer of UBS Warburg and joined the Group Executive Board.

    The GEB appoints the following major committees:

–	The Group Governance Committee is responsible for the coordination of the Group’s interface with central banks and regulators, and for minimizing the Group’s reputation risks.

–	The Group Finance and Risk Committee is responsible for coordinating the Group’s accounting, risk management and control, treasury and financial communication processes, aiming for the long-term maximization of shareholder value. The Group Finance and Risk Committee includes the chairmen of the associated functional committees: Group Risk Committee, Group Controlling Committee, and Group Treasury Committee.

–	The Group Communications and Marketing Committee ensures that communication to all stakeholders, internally and externally, is transparent, accurate, concise, timely and consistent.

–	The Group Human Resources Committee has responsibility for the definition of human resources policies and standards which contribute to the identification, recruitment, development and retention of high-caliber staff.

The Group Managing Board

The Group Managing Board (GMB) consists of

Corporate Governance
Corporate Organization

the most senior managers from the Business Groups and Corporate Center, who are not members of the GEB. The GMB meets at least once a year to discuss fundamental Group issues.

    As of 31 December 2001 the GMB had 30 members (see list on page 98).

Senior management compensation principles

Overall philosophy

UBS operates in extremely competitive labor markets, around the globe and across different sectors of the financial services industry. Accordingly, it seeks to attract, retain, motivate and develop highly qualified employees at all levels. In particular, it is critical to achieve this for positions with the greatest degree of influence over the leadership and management of the firm and the creation of shareholder value. UBS is prepared to provide its senior executives with superior compensation in return for superior performance, and has developed the measurement systems and decision processes necessary to ensure that pay is tied directly to performance.

    The performance of senior executives (executive members of the UBS Board of Directors, members of the UBS Group Executive Board, and members of the UBS Group Managing Board) is evaluated in the context of UBS Group, Business Group and business area results, as appropriate to a particular executive’s responsibilities. Performance assessments consider both quantitative and qualitative factors, and include a balanced assessment of both current financial results and key performance indicators, which are longer-term value drivers crucial to the Group’s ability to deliver future performance and growth. This assessment process is closely linked to the value-based management process that UBS is now implementing.

    In conducting its assessments of executive performance, UBS reviews changes to its overall performance and the performance of its individual businesses over time, results achieved against specifically established performance targets, and results compared to competitor performance, to the extent that such data are available.

    Compensation levels are strongly correlated with performance assessments and are highly variable from year to year. As such, should UBS Group and Business Group performance decline from the prior year, lag behind established performance targets or trail competitor trends, senior executives’ compensation will clearly reflect this. The converse is also true, should performance exceed all of these benchmarks.

Components of compensation

Compensation for senior executives consists of base salary and a discretionary performance-based incentive component. A significant portion of the incentive component is paid in the form of forfeitable UBS equity, which may be restricted stock, employee stock option grants, or a combination of both. This incentive component is determined on a discretionary basis considering the performance data described above, and generally represents a substantial portion of total compensation. Annual examination of competitor pay practices is conducted to ensure that our compensation policies and practices continue to support the objectives of attracting outstanding new executives, motivating and retaining valuable employees, and delivering sus- tained superior returns to shareholders.

Executive share ownership commitment

It is UBS’s long standing policy to strongly encourage significant levels of stock ownership among its senior executives, aligning the interests of management closely with those of shareholders. Share ownership is encouraged in the following ways:

–	A significant portion of each senior executive’s annual performance-based incentive compensation is delivered in the form of UBS shares or employee stock options, on a mandatory basis.

–	Additional incentives are provided for senior executives who voluntarily elect to take an even greater portion of their annual performance-based incentive compensation in the form of restricted UBS shares. Executives opting to take a greater than mandatory proportion of their annual incentive in restricted/ deferred UBS shares will receive additional stock options. Executives will also be eligible for additional discretionary stock option grants made separately from the regular annual incentive awards and intended to reward exemplary performance.

–	Beginning in 2002, senior executives will be required to accumulate over a five-year period and then hold, a number of UBS shares equivalent in value to a multiple of their cash compensation earned (base salary plus cash portion of incentive). Although the first official measurement of stock ownership attainment will be conducted after five years, progress reports will be provided annually in the interim and executives will be expected to make steady progress towards attaining their target multiple.

Governance

The approval of senior executive compensation recommendations and the design of senior executive compensation systems (plan design, performance measures, pay/performance relationship) are subject to a rigorous process which ensures that decisions are taken at least of two organizational levels above the executive concerned. The following is a description of the decision making process for different senior executive populations:

–	Group Managing Board members: Compensation recommendations are developed by the responsible member of the Group Executive Board. Recommendations are reviewed by the President of the Group Executive Board and then final recommendations are submitted to the Chairman of the Board for approval. The compensation system for the Group Managing Board is subject to the approval of the Chairman’s Office.

–	Group Executive Board members: Compensation recommendations are developed jointly by the President of the Group Executive Board and the Chairman of the Board. The Compensation Committee of the Board of Directors reviews and approves the design of the compensation system for the Group Executive Board and all resulting compensation recommendations.

–	President of the Group Executive Board and Vice Chairmen: Compensation recommendations are developed by the Chairman of the Board. The Compensation Committee of the Board of Directors reviews and approves the design of the compensation system for the President of the Group Executive Board and the Vice Chairmen and all resulting compensation recommendations.

–	Chairman of the Board: On behalf of the full Board of Directors, non-executive members of the Compensation Committee of the Board of Directors have authority to develop and approve the design of the compensation system for the Chairman of the Board and all resulting compensation recommendations. For details of membership of the Compensation Committee, please see page 89.

Employee share ownership commitment

Below the senior executive level, significant numbers of employees are required to take a portion of their annual performance-based compensation in the form of UBS shares, employee stock options, or a combination of both. Additionally, they are provided with opportunities to own stock through various voluntary programs.

    UBS also believes that broader-based employee stock ownership will further enhance its ability to deliver superior shareholder returns by increasing the alignment between the interests of employees and shareholders. UBS hopes to increase its level of employee stock ownership through shares and options from approximately 14% in 2000 to 20-25% over the next three years. Broader employee share ownership is encouraged in the following ways:

–	Employee incentive awards above a certain threshold are delivered in UBS shares, or a combination of shares and employee stock options, on a mandatory basis. The threshold varies by business and labor market. Generally, employees are further encouraged to voluntarily elect to defer a portion of their incentives into UBS shares in exchange for additional stock options, or to diversify into an array of funds including those managed by UBS fund managers. UBS believes it is important to provide employees the opportunity and incentive to voluntarily invest into UBS shares, but where possible also to encourage employees to consider the same wealth management principles in diversifying their personal portfolios as they would apply to a client.

–	The highest performing and highest potential employees are also eligible for discretionary stock option grants. These highly selective awards are intended to provide the greatest degree of shareholder alignment among the emerging pool of future UBS leaders, senior managers and technical experts, and to enhance UBS’s value proposition in an increasingly competitive market for the best management, financial and technical talent.

Corporate Governance
Corporate Organization

–	Beginning in 2002, all UBS employees (unless prohibited by local law) are eligible to participate in a program called Equity Plus which is a global adaptation of a program that was implemented at PaineWebber before its merger with UBS in November 2000. Equity Plus enables UBS employees in 48 countries to voluntarily elect to purchase a limited number of UBS shares with after-tax funds either from their incentive awards or base salaries, and receive two UBS stock options for every share acquired and held for two years. The goal of this program is to build on UBS’s “Power of Partnership” strategy by motivating employees at all levels to become partners in UBS’s success.

Audit

Group Internal Audit

To maximize its independence from management, the head of Group Internal Audit, Markus Ronner, reports directly to the Chairman of the Board and the Audit Supervisory Board.

    With 230 professionals worldwide at 31 December 2001, Group Internal Audit provides an independent review of the effectiveness of the system of internal controls and compliance with key rules and regulations. All key issues raised by Group Internal Audit are communicated to the management responsible, to the President of the GEB and to the Chairman’s Office via formal Audit Reports. The Audit Supervisory Board and the Audit Committee of the Board are regularly informed of important findings.

    Continous coordination and close coopera- tion with the external auditors enhances the efficiency of Group Internal Audit’s work.

External auditors

Ernst & Young Ltd., Basel, has been assigned the mandate of global auditors for the UBS Group. They assume all auditing functions according to laws, regulatory requests, and the UBS Articles of Association (see also the paragraph about auditors responsibilities in the Regulation and supervision section, on page 105). Ernst & Young Ltd. meets all independence requirements established by the Securities and Exchange Commission (SEC). As part of its audit process, Ernst & Young Ltd. informs the Audit Committee of the measures it takes to ensure its and its employees’ independence from UBS, and outlines the non-audit services which it delivers to UBS. The Audit Committee assesses this information on behalf of the Board and informs the Board accordingly.

    At the Extraordinary General Meeting on 7 September 2000, UBS shareholders appointed Deloitte & Touche Experta AG, Basel, as Special auditors according to Article 31 paragraph 3 of the UBS Articles of Association. The Special auditors provide audit opinions in respect of the details of capital increases, independently from the Group auditors.

Relations with shareholders

UBS has nearly 250,000 shareholders registered in the Swiss or US Share Registry, ranging from large investment institutions to individual investors. All registered shareholders receive an illustrated Annual Review providing an overview of the Group and its activities during the year, and a short letter each quarter outlining new initiatives and UBS’s financial performance during the quarter. More detailed financial reports are produced each quarter and each year, and can be received on request (see page 5 for ordering details). All registered shareholders are personally invited to ordinary and extraordinary Shareholders’ Meetings and receive direct written information in case of special events.

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

    UBS Annual General Meetings (AGMs) are open for participation to all shareholders. Personal invitations are sent to every registered shareholder at least 20 days ahead of the meeting. Shareholders may, if they do not wish to attend in person, issue instructions to accept, reject or abstain on each individual item on the agenda. They may also appoint UBS, another bank or a person of their choice to vote on their behalf, or appoint the Independent Proxy designated by UBS as required under Swiss company law. AGMs offer the opportunity to shareholders to raise any questions regarding the development of the company and the events of the year under review. The members of the Board and Group Executive Board as well as the internal and external auditors are present to answer these questions. Decisions are normally taken by the majority of votes cast and in some cases, defined by law or UBS Articles of Association, a two-third majority of the votes represented at the AGM is required.

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

    Where it is either not possible or not efficient to operate out of the parent bank, usually due to local legal, tax or regulatory rules or due to additional legal entities joining the UBS Group via acquisition, then the businesses operate through local subsidiary companies. The significant operating subsidiary companies in the Group are listed in note 36 to the Financial Statements, in our Financial Report 2001.

Corporate Governance
Directors and Officers of UBS

Directors and Officers of UBS

The Board of Directors

Each member of the Board is elected at the Annual General Meeting of Shareholders for a four-year term. The initial term of office for each Director is, however, planned in such a way as to ensure that about a quarter of all the members have to be newly elected or reelected every year.

The table below shows information about the Board of Directors as at 31 December 2001.

			Expiration of
		Year of initial	current term
Name and business address	Positions held	appointment	of office

Marcel Ospel UBS AG Bahnhofstrasse 45 CH-8098 Zurich	Chairman Chairman of the Corporate Responsibility Committee	2001	2005

Alberto Togni UBS AG Bahnhofstrasse 45 CH-8098 Zurich	Executive Vice Chairman Chairman of the Audit Supervisory Board	1998	2005

Johannes A. de Gier UBS AG Bahnhofstrasse 45 CH-8098 Zurich	Executive Vice Chairman	2001	2003

Markus Kundig Bundesplatz 10 CH-6304 Zug	Vice Chairman Chairman of the Compensation Committee	1998	2002

Peter Böckli Böckli Bodmer & Partners St. Jakobs-Strasse 41 P.O. Box 2348 CH-4002 Basel	Chairman of the Audit Committee	1998	2003

Sir Peter Davis J. Sainsbury plc. Stamford House, Stamford Street London SE1 9LL	Board Member	2001	2004

Rolf A. Meyer Heiniweidstrasse 18 CH-8806 Bach	Member of the Compensation Committee	1998	2003

Hans Peter Ming Sika Finanz AG Wiesenstrasse 7 CH-8008 Zurich	Member of the Audit Committee	1998	2004

Lawrence A. Weinbach Unisys Corporation Unisys Way Blue Bell, PA 19424	Member of the Audit Committee	2001	2005

    Marcel Ospel was elected to the Board at the AGM in April 2001 and thereafter appointed as Chairman. Prior to this mandate, he served as Group Chief Executive Officer of UBS AG. He was the President and Group Chief Executive Officer of Swiss Bank Corporation (SBC) from 1996 to 1998. He was made CEO of SBC Warburg in 1995, having been a member of the Executive Board of SBC since 1990. From 1987 to 1990 he was in charge of Securities Trading and Sales at SBC. From 1984 to 1987 Mr. Ospel was Managing Director with Merrill Lynch Capital Markets, and from 1980 to 1984 he worked at SBC London and New York in the Capital Markets division. He began his career at Swiss Bank Corporation in the Central Planning and Marketing Division in 1977. Mr. Ospel was born on 8 February 1950 and is a Swiss citizen.

    Alberto Togni, Vice Chairman, has been with UBS and SBC since 1959. From 1994 to 1997 he was Chief Risk Officer and a member of the Group Executive Committee of Swiss Bank Corporation. He previously held various functions in the Commercial division, becoming its head in 1993. In 1987 he was named General Manager and member of the Executive Board. Prior to that, he assumed different management roles in Zurich, New York, Tokyo and as representative for the Middle East in Beirut. Mr. Togni serves as a director of Unilever (Schweiz) AG, Zurich; Laboratories Thomson Multimedia Ltd., Zurich; and Swiss National Bank, Zurich. Mr. Togni was born on 30 October 1938 and is a Swiss citizen.

    Johannes A. de Gier, Vice Chairman, was with UBS and SBC from 1980 until 1999. From 1998 to 1999 he was Chairman and CEO of Warburg Dillon Read and a member of the Group Executive Board of UBS AG. Prior to this, he served as Chairman of SBC Warburg and as Vice President of the Executive Committee of SBC. From 1991 to 1994 Mr. de Gier was responsible for Global Corporate Finance and from 1994 for the International Finance division. From 1988 to 1991 he was Chief Executive of SBC London. He first joined SBC International London in 1980 as an Executive Director, after having been with ABN, Amsterdam and Amro, Amsterdam. Mr. de Gier was born on 24 December 1944 and is a Dutch citizen.

    Markus Kundig, Vice Chairman of the Board and Chairman of the Compensation Committee, is also the Chairman of the Board of Directors of LZ Medien Holding AG and the Vice Chairman of the Board of Directors of Clariant. He is a member of the Boards of Directors of Metro International AG, and Pelikan Holding AG. Until 1999, Mr. Kundig was the proprietor of Kundig Printers Ltd. Mr. Kundig was born on 12 October 1931 and is a Swiss citizen.

    Peter Böckli, Chairman of the Audit Committee, is a partner in the law office of Böckli Bodmer & Partners and a part-time pro- fessor of tax and business law at the University of Basel. He is a member of the Boards of Directors of Nestle S.A., Vevey and Firmenich International S.A., Geneva. In addition, he is the Vice Chairman of the Board of Directors of Manufacture des Montres Rolex S.A., Bienne. Mr. Bockli was born on 7 May 1936 and is a Swiss citizen.

    Sir Peter Davis, a member of the Board since 2001, has been Group Chief Executive Officer of J. Sainsbury plc, London, since 2000. He was the Group Chief Executive of Prudential plc from 1995 to 2000 and Chief Executive and Chairman of Reed International and Chairman of Reed Elsevier respectively (following the merger of Reed International with Elsevier) from 1986 to 1995. From 1976 to 1986, he had responsibility for all buying and marketing operations at J. Sainsbury plc. Prior to that he served as Marketing and Sales Director at Fitch Lovell Ltd., and as Marketing and Sales manager at General Foods Ltd., Banbury. He is also a member of the Board of Directors of Shaw’s Supermarkets Inc., Boston, USA. Sir Peter was born on 23 December 1941 and is a British citizen.

    Rolf A. Meyer, a member of the Compensation Committee, was Chairman and CEO of Ciba Specialty Chemicals until November 2000. He was with Ciba-Geigy Ltd. from when he first joined in 1973 as a financial analyst, and subsequently became Head of Finance and Information Systems and later Chief Financial Officer. After the merger of Ciba-Geigy and Sandoz to create Novartis, he led the spinoff of Ciba Specialty Chemicals. He is now a consultant and is also Vice Chairman of the Board of Siber Hegner AG and a member of the Board of COS AG. Mr. Meyer was born on 31 October 1943 and is a Swiss citizen.

    Hans Peter Ming, a member of the Audit Committee, is the Chairman of the Board of

Corporate Governance
Directors and Officers of UBS

Directors of Sika Finanz AG. He has been with SIKA AG since he first joined in 1967, and assumed various management positions in this group in Germany and in Switzerland. He was named CEO in 1986 and delegate of the Board of Directors in 1987. In 1999 he was elected as Chairman. He is also a member of the Board of Pestalozzi AG, Dietikon, Switzerland. Mr. Ming was born on 12 October 1938 and is a Swiss citizen.

    Lawrence A. Weinbach, a member of the Audit Committee, has been the Chairman, President and CEO of Unisys Corporation since 1997. From 1961 to 1997 he was with Arthur Andersen / Andersen Worldwide, as Managing Partner and Chief Executive of Andersen Worldwide from 1989 to 1997, Chief Operating Officer from 1987 to 1989, and Managing Partner of the New York office since 1983. He was elected to partnership at Arthur Andersen in 1970 and became Managing Partner of the Stamford, Connecticut, office in 1974 and Partner in charge of accounting audit practice in New York. He is also a member of the Board of Directors of Avon Products Inc., New York. Mr. Weinbach was born on 8 January 1940 and is a US citizen.

    Marcel Ospel, Alberto Togni and Johannes de Gier, the Chairman and the two executive Vice Chairmen of the Board, have entered into contracts with UBS AG in connection with their service in those capacities. The compensation payable to them under those contracts is included in the compensation arrangements described in Notes 33 and 34 to the Financial Statements.

    There are no service contracts with any of the other members of the Board, although they do receive remuneration for their work for UBS. The remuneration paid to the non-executive Directors is also included in the compensation figures shown in Note 34 to the Financial Statements.

The Group Executive Board

The table below shows the membership of the Group Executive Board at 31 December 2001.

		Year of initial
		appointment
Name	Position held	to the GEB

Peter A. Wuffli	President	1998

John P. Costas	Chief Executive Officer, UBS Warburg	2001

Georges Gagnebin	Chief Executive Officer, UBS Private Banking	2000

Joseph J. Grano Jr.	Chairman and Chief Executive Officer, UBS PaineWebber	2001

Markus Granziol	Chairman, UBS Warburg	1999

Stephan Haeringer	Chief Executive Officer, UBS Switzerland	1998

The business address of all members of the Group Executive Board is UBS AG, Bahnhofstrasse 45, Zurich, Switzerland. Peter Kurer, the Group General Counsel, is an ex-officio member of the Group Executive Board.

Peter A. Wuffli, previously Chairman and CEO of UBS Asset Management, was named President of the Group Executive Board on 18 December 2001. He was Group Chief Financial Officer of UBS from 1998 to 1999. From 1994 to 1998, he was the Chief Financial Officer at SBC and a member of SBC’s Group Executive Committee. In 1984, he joined McKinsey & Co as management consultant and in 1990 became a partner of the McKinsey Switzerland senior management. Mr. Wuffli was born on 26 October 1957. He is a Swiss citizen.

    John P. Costas is the CEO of UBS Warburg. He was President and Chief Operating Officer of UBS Warburg from the beginning of 2001, after having been COO and Global Head Fixed Income. Mr. Costas joined UBS in 1996 as Head of Fixed Income. From 1981 to 1996 he was in charge of Global Fixed Income at Credit Suisse First Boston. Mr. Costas was born on 27 January 1957. He is a US citizen.

    Georges Gagnebin is the CEO of the Private Banking unit of UBS Switzerland. Before holding this function, he was the Head of the International Clients Europe, Middle East & Africa business area in the Private Banking division. In 1994, he was named General Manager and Member of the SBC Group Executive Board, and in 1992, he became Deputy General Manager and a Member of the Executive Board.

    Between 1987 and 1992, he served as Head of Finance & Investment at SBC in Berne and Lausanne. In 1982, he was named Head of the Finance & Investment unit of SBC in Berne. Mr. Gagnebin began his career in 1969 at SBC in Berne. Mr. Gagnebin was born on 3 March 1946. He is a Swiss citizen.

    Joseph J. Grano, Jr., Chairman and CEO of UBS PaineWebber, joined the UBS Group Executive Board on 1 January 2001 after the merger of PaineWebber with UBS. In 1994, he was named President of PaineWebber Inc. He joined PaineWebber in 1988 as President of Retail Sales and Marketing. Before working for PaineWebber, Mr. Grano was with Merrill Lynch for 16 years holding various senior management positions including director of National Sales for Merrill Lynch Consumer Markets. Prior to joining Merrill Lynch in 1972, Mr. Grano served in the US Special Forces. Mr. Grano was born on 7 March 1948. He is a US citizen.

    Markus Granziol, Chairman of UBS Warburg, was also CEO of this Business Group from 1999 until 2001. From 1998 to 1999 he served as Global Head Equities and Fixed Income at Warburg Dillon Read and was a member of the Group Managing Board. From 1996 to 1998, he was General Manager and member of the SBC Group Executive Board. Between 1995 and 1996 he served with SBC Warburg as the Joint Global Head of Equities. In 1994, he became Global Head of Equities at SBC in Hong Kong. Mr. Granziol joined SBC in 1987 as Head of the Securities Department in Zurich. Prior to that, he was Chief of Staff at the Swiss National Bank, and was also lecturer in macro-economics and financial theory at the University of Zurich. Mr. Granziol was born on 21 January 1952. He is a Swiss citizen.

    Stephan Haeringer, CEO of UBS Switzerland and of its Private and Corporate Clients business unit, has held several positions with UBS during the last three decades. From 1996 to 1998, he was Chief Executive Officer Region Switzerland. From 1991 to 1996, he served as Division Head, Private Banking and Institutional Asset Management. In 1991, he was appointed member of the Group Executive Board, and in 1987 he became Executive Vice President and served as Head of the Financial division. During the years 1967 to 1988, Mr. Haeringer assumed various management roles within the areas of Investment Counseling, Specialized Investments, Portfolio Management, Securities Administration and Collateral Loans. Mr. Haeringer was born on 6 December 1946. He is a Swiss citizen.

Corporate Governance
Directors and Officers of UBS

Group Managing Board

The following members belonged to the Group Managing Board as at 31 December 2001:

Colin Buchan	Senior Advisor, UBS Warburg

Crispian Collins	Vice Chairman, UBS Asset Management

Arthur Decurtins	Head of Asia, UBS Private Banking

Jeffrey J. Diermeier	Chief Investment Officer, UBS Asset Management

Regina A. Dolan	Chief Administrative Officer, UBS PaineWebber

Thomas K. Escher	Head of IT, UBS Switzerland

John A. Fraser	Chief Executive Officer, UBS Asset Management

Robert Gillespie	Joint Global Head of Corporate Finance, UBS Warburg

Jurg Haller	Head of Risk Transformation and Capital Management, UBS Switzerland

Eugen Haltiner	Head of Corporate Clients, UBS Switzerland

Gabriel Herrera	Head of Europe, Middle East and Africa / Investment Funds, UBS Asset Management

Alan C. Hodson	Head of Equities, UBS Warburg

Peter Kurer	Group General Counsel

Benjamin F. Lenhardt, Jr.	Deputy Head of Business Management / Head of Americas, UBS Asset Management

Donald B. Marron	Chairman UBS Americas (ex officio GMB member)

Urs. B. Rinderknecht	Group Mandates

Alain Robert	Head of Individual Clients, UBS Switzerland

Marcel Rohner	Chief Operating Officer, Deputy CEO, UBS Private Banking

Gian Pietro Rossetti	Head of Swiss Clients, UBS Private Banking

Hugo Schaub	Group Controller

Jean Francis Sierro	Head of Resources, UBS Switzerland

Robert H. Silver	HeadofOperations,Technology,andCorporateEmployeeFinancialServices,UBSPaineWebber

J. Richard Sipes	Joint Head of Europe, UBS Private Banking

Clive Standish	Chief Executive Officer Asia Pacific, UBS Warburg

Walter Sturzinger	Group Chief Risk Officer

Marco Suter	Group Chief Credit Officer

Mark B. Sutton	Head of US Private Clients, UBS PaineWebber

Rory Tapner	Joint Global Head of Corporate Finance, UBS Warburg

Raoul Weil	Joint Head of Europe, UBS Private Banking

Stephan Zimmermann	Head of Operations, UBS Switzerland

Auditors

External auditors

Ernst & Young Ltd., Basel	Auditors for the Parent Bank and for the Group	(term expires AGM 2002, proposed for reelection)

Deloitte & Touche Experta, Ltd., Basel	Special auditors	(term expires AGM 2003)

Internal audit

Markus Ronner	Head of Group Internal Audit

Corporate Governance
Financial Disclosure Principles

Financial Disclosure Principles

UBS’s financial disclosure policies aim to achieve a fair market value for the UBS share by communicating transparently, openly and consistently with investors and the financial markets at all times.

Based on our discussions with analysts and investors, we believe that the market accords a “transparency premium” to the share prices of companies who provide clear, consistent and informative disclosure about their business. Our aim therefore is to communicate UBS’s strategy and results in such a way that investors can gain a full and accurate understanding of how the company works, what its growth prospects are and what risks there are that this growth will not be realized.

    To continue to achieve these goals, we apply the following principles in our financial reporting and disclosure:

–	Transparency: our disclosure is designed to enhance understanding of the economic drivers and detailed results of the business, building trust and credibility.

–	Consistency: we aim to ensure that our disclosure is consistent and comparable within each reporting period and between reporting periods.

–	Simplicity: we try to disclose information in as simple a manner as possible consistent with allowing readers to gain the appropriate level of understanding of our businesses’ performance.

–	Relevance: we aim to avoid information overload by disclosing information only where it is relevant to UBS’s stakeholders, or required by regulation or statute.

–	Best practice: we strive to ensure that our disclosure is in line with industry norms, and if possible leads the way to improved standards.

    We report UBS’s results quarterly, including a breakdown of results by Business Groups and business units and extensive disclosures relating to credit and market risk. The quantity of disclosure and the quality of analysis and comment we provide put UBS’s reporting among the leaders in the banking sector, worldwide.

    We also aim to take a prominent role in developing and enhancing industry standards for disclosure. UBS is actively represented in committees and similar bodies helping to improve accounting standards and risk disclosure stan- dards. Last year we took the lead in proposing a new standard for measuring and reporting client assets. This was well received by investors, analysts and peers.

Performance measures and targets

Group targets

UBS focuses on four key performance targets, designed to ensure that it delivers continually improving returns to its shareholders. We report UBS’s performance against these targets each quarter:

–	We seek to increase the value of the Group by achieving a sustainable, after-tax return on equity of 15-20%, across periods of varying market conditions.

–	We aim to increase shareholder value through double-digit average annual percentage growth in basic earnings per share (EPS), across periods of varying market conditions.

–	Through cost reduction and earnings enhancement initiatives we aim to reduce UBS’s cost/income ratio, to a level that compares positively with best-in-class competitors.

–	We aim to achieve a clear growth trend in net new money in our private client businesses.

    The first three targets are all reported pre- goodwill amortization, and adjusted for significant financial events (see below).

Business Group key performance indicators

We also report carefully chosen key performance indicators for each of UBS’s Business Groups and business units. These do not carry explicit targets, but are indicators of the business units’ success in

Corporate Governance
Financial Disclosure Principles

creating value for shareholders. They include financial metrics, such as the cost/income ratio, and non-financial metrics such as client assets.

    These key performance indicators are used for internal performance measurement and planning as well as external reporting. This ensures that management has a clear responsibility to lead their businesses towards achieving success in the externally reported value drivers and avoid the risk of managing to purely internal performance measures.

Financial reporting policies

Accounting principles

We prepare UBS Group’s accounts according to International Accounting Standards (IAS), and provide additional information to reconcile the Group accounts to US Generally Accepted Accounting Principals (US GAAP). A detailed explanation of the basis of UBS’s accounting is given in Note 1 to the Financial Statements, which is published in the Financial Report 2001.

    In addition, the Financial Report 2001 contains the financial statements of the UBS AG parent bank, the Swiss company, including branches worldwide, which owns all the UBS Group companies directly or indirectly. These parent bank financial statements exclude the results of all UBS’s subsidiaries and associated companies, and are prepared to meet Swiss regulatory requirements and Swiss federal banking law. Major differences between Swiss federal banking law requirements and International Accounting Standards are described in Note 39 to the UBS Group Financial Statements.

Significant financial events

The financial targets we have set and the analysis of financial results which we provide in quarterly and annual reports, concentrate on figures which have been adjusted by the exclusion of what we call Significant Financial Events. This adjustment is designed to facilitate meaningful comparisons between different reporting periods, illustrating the underlying operational performance of the business, insulated from the impact of one-off gains or losses outside the normal course of business.

    Treatment of an item as a significant financial event is at the discretion of the Group Executive Board, but in general the item should be:

–	Non-recurring

–	Event specific

–	Material at Group level

–	UBS-specific, not industry-wide and should not be a consequence of the normal run of business.

    Examples of items that we would treat as significant financial events include the gain or loss on the sale of a significant subsidiary or associate, such as the divestment in 1999 of UBS’s stake in Swiss Life/Rentenanstalt, or the restructuring costs associated with a major integration, such as the merger in 2000 with PaineWebber.

    Significant financial events are not a recognized accounting concept under International Accounting Standards or US GAAP, and are therefore not separately reflected in our Financial Statements. The use of numbers which have been adjusted for significant financial events is restricted to the Business Group and business unit reporting and to the analysis of the Group results and the accompanying illustrative tables. We clearly identify all adjusted figures, and disclose the pre-tax amount of each individual significant financial event in the quarter in which it is recorded, and in the annual report for that year, together with the net tax benefit or cost associated with the significant financial events recorded in each period.

Restatement of results

As required under IAS, we are committed to maintaining the transparency of UBS’s reported results and to ensuring that analysts and investors can make meaningful comparisons with previous periods. If there is a major reorganization of our business units or if changes to accounting standards or interpretations lead to a material change in the Group’s reported results, we restate UBS’s results for previous periods to show how they would have been reported according to the new basis (except when accounting standards prohibit us from doing so), and provide clear explanations of all changes.

Disclosure channels

We meet with UBS’s institutional investors regularly throughout the year, holding results presentations, specialist investor seminars, roadshows and one-to-one or group meetings across the world. Where possible, these events involve UBS senior management in addition to the UBS

Investor Relations team. We have also made significant progress in developing the use of technology to further broaden access to our presentations through webcasting, audio links and cross-location video-conferencing for external audiences.

    We fully subscribe to the principle of equal treatment of all shareholders. To ensure fair access to information, we make UBS publications available to all shareholders at the same time and generally make key documents available in both English and German. Letters to shareholders and media releases about results are also translated into French and Italian. We post letters to shareholders and material information related to corporate events direct to all shareholders, while other information is distributed via press release and posted to UBS’s website, at www.ubs.com/investors. Our website includes comprehensive information about UBS, including a complete set of our published reporting documents, on demand access to recent webcast presentations and copies of presentations that senior management have given at industry conferences.

US regulatory disclosure requirements

As a Swiss company listed on the New York Stock Exchange (NYSE), we comply with the disclosure requirements of the Securities and Exchange Commission (SEC) and the NYSE for foreign issuers. These include the requirement to make certain filings with the SEC. As a foreign issuer, some of the SEC’s regulations and requirements which apply to domestic issuers are not applicable to UBS. We provide UBS’s regular quarterly reports to the SEC under cover of Form 6-K, and file an annual report on Form 20-F. We also provide additional disclosure at half year to meet specific SEC or US GAAP requirements, which again is provided under cover of Form 6-K. In addition, important corporate announcements, including press releases, are provided under cover of Form 6-K as they occur. These reports, as well as materials sent to shareholders in connection with annual and special meetings, are all available on our website, at www.ubs.com/investors.

New Basel Capital Accord — Pillar 3

Pillar 3 of the proposed New Basel Capital Accord will require internationally active banks to disclose a range of information about the risks they take, the way they assess risks and their regulatory capital position, beyond the present financial reporting guidelines. The intention is to subject banks to “market discipline” — the markets would reinforce regulatory supervision by requiring higher or lower costs of capital based on the individual bank’s level of risk and quality of risk management and control.

    UBS is a supporter and exponent of transparency in banks’ financial statements, and of disclosure as a means to promote market discipline. The philosophy behind Pillar 3 is therefore close to our thinking and we fully support it indeed, we would like to see it extended to other financial institutions, including securities firms, insurance companies and intermediaries.

    For a publicly quoted financial institution, we believe market discipline is a three-step feedback loop:

–	evidence of a firm’s practices and their results through disclosure

–	market reaction to the disclosure, and its impact on shareholder value

–	change in behavior or strategy by firms seeking to maximize shareholder value.

    Although the effect of market discipline is not uniform, enhanced disclosure requirements can undoubtedly contribute to improved risk management and control. In this we fully support the aims of Pillar 3.

    UBS has been active in the ongoing discussion between the regulators and the industry, and we believe that this is a unique opportunity for regulators, accounting standard setters and industry participants to work together to achieve a disclosure framework that meets the needs of all relevant parties.

    As a result of these discussions, we have identified areas where further improvements to our risk disclosure can be made in future, taking into account the needs of both equity and credit analysts. New developments and standards in risk management and control emerge all the time, and risk disclosure is therefore a moving target, but we are committed to developing our reporting over coming years, with the aim of remaining at the forefront of meaningful disclosure.

Corporate Governance
Value-based Management

Value-based Management

UBS’s performance measurement framework considers the creation of long-term value for shareholders in a more explicit way than traditional profit-based measures. UBS believes that the measurement of value creation can only be effective in the context of a comprehensive value-based management (VBM) process which is truly embedded in its management decisions, and consistently applied across the organization.

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

    Value-based business decisions: To ensure that UBS’s actions are value-enhancing, the Group evaluates strategic initiatives, acquisitions and investments on the basis of the impact of their earnings potential and inherent risk on shareholder value. Funding and capital resources are allocated only to business plans and projects that are expected to create value on a sustainable basis.

    To help make this evaluation, UBS benchmarks the internal assessment of a project’s value creation potential against analysts’ and investors’ expectations. The Group also assesses and manages the risk of current and planned business strategies by analyzing the impact of long-term industry and macro-economic trends on value.

    Performance assessment: Performance measures are designed to demonstrate the extent to which value has been created: both the value derived from actual performance during the current reporting period and the value of future growth prospects resulting from tactical and strategic positioning.

    External communication: The drivers of value creation are a focal point of our communication to investors and analysts. The analysis and interpretation of sources of valuation gaps provides valuable evidence of the external evaluation of our future prospects.

Measuring value creation

Measuring value creation at the Group level

The fundamental assumption underlying the VBM framework is that the creation of sustainable value is the primary objective of business activity. By emphasizing sustainable value creation, UBS considers the interests of both its shareholders and other important stakeholders such as employees, clients and regulators. The framework views the management as custodians of shareholder wealth. They are responsible for generating adequate returns on a risk-adjusted basis through strategic decisions and their effective implementation.

    To be a long-term success, a company must provide its owners with a total return greater than its risk-adjusted cost of capital. For the shareholders, the total return on their investment is a combination of cash distributions and share price appreciation over a specific period. Share price development is therefore a very important indicator of value creation at the corporate level, since it reflects the assessment by investors of current performance, of the ability of management to define, communicate and implement innovative and compelling strategies for the future and of the level of strategic risk those plans involve.

Measuring value creation at the business level

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

    By relating realized cash earnings and the incremental fair value added by strategic plans and investments to the initial fair value, we then calculate the total return on fair value of the business unit. Actual total return is compared to the business unit hurdle rate, which represents the minimum required return for a given level of business risk.

    For the purposes of value-based management, fair value is calculated as the sum of all future discounted free cash flows, which correspond to anticipated earnings adjusted for investments and depreciation. The discount rate reflects the financial and business risks of the unit and is also the targeted total return on fair value (the business unit hurdle rate). Discount rates are derived from historical market data using the capital asset pricing model (CAPM), which yields discount rates that account for the undiversifiable (systematic) risk of the business.

Corporate Governance
Value-based Management

Since our business units are not listed on any stock market, their cost of equity is inferred from stock market data of listed competitors and peers.

Generated free equity

An important difference between a financial institution and industrial firms is that borrowing and lending form part of everyday business activities and are not used merely for financing and placement of excess liquidity. This makes the traditional definition of free cash flow, as used in industrial firms, difficult to apply to a bank. In addition, banks face regulatory constraints in the form of capital adequacy regulation, which reduce their discretion to determine and implement an optimal capital structure.

    In view of these differences, free cash flow for banks is generally defined as the change in free equity, after investments and after all claims from debt holders (interests and principal repayments) have been serviced. UBS has dubbed this measure “Generated Free Equity” (GFE) as it is the amount that can be either reinvested or returned to shareholders via dividends and share repurchases. We use GFE in the calculation of its fair value and the total return on fair value. This method is known as the equity method of valuation, as opposed to the enterprise method which arrives at the value of the equity by discounting the entire cash flow and thereafter deducting the value of the debt.

    GFE is the net profit after tax adjusted for changes in the required equity. There are many possible methods to determine the equity requirements for a business. For the calculation of GFE, UBS uses the regulatory requirements for each business unit as the key for determining the equity requirements of its business units.

The VBM process

The implementation of a comprehensive VBM framework in a large organization like UBS is a complex task and the full benefit of it will only materialize over time. To be truly effective the VBM framework must become an integrated part of key management processes, such as the formulation and evaluation of strategic plans and investments, the measurement and evaluation of performance, and the definition of criteria for performance related compensation.

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

    The analysis of the future development of value drivers extends beyond the standard business plan horizon of three years to consider the potential impact on value of long-term industry and macro-economic trends, and constitutes an important input in the evaluation of strategic options.

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

Value-based decisions in strategic planning

The business units of UBS complement their standard business plans with explicit projections for key value drivers. Equity expenditures (investments and incremental working capital), which are required to increase or sustain current operating levels, are explicitly considered via their effect on generated free equity.

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

Value-based decisions and strategic risk

UBS considers strategic risk, such as the failure to recognize changing customer priorities, the failure to recognize opportunities and threats from emerging technologies and business models or the failure to define and implement innova-

tive, compelling value propositions for customers and investors, as the major challenge in today’s competitive environment.

    In order to meet this challenge, companies need to implement systematic and rigorous tools and processes (as has already been done in the case of market, credit and operational risk control) to identify and manage strategic risk. Valuebased analysis constitutes a key input for assessing and addressing strategic risk.

    UBS produces a Value Report, circulated quarterly to senior managers throughout the Group. This report to management tracks the development of value drivers and also measures total return on fair value of the Group and Business Groups, which includes the incremental impact of new business initiatives and the realized generated free equity. In addition, the value report contains a section which analyzes the source of gaps between internal valuation and market capitalization and between internal valuation of the Group and its Business Groups and leading external analysts’ valuations of business units.

Compensation

A key aspect of a comprehensive VBM framework is compensation. The objective of value-based compensation is to reward sustainable shareholder value creation. Managers and employees should receive an appropriate share of the value created in order to align their interests to the interests of shareholders. As with all other professional services organizations, human resources costs in banking are the single largest operating expense. As a result compensation is a highly sensitive area, where market practice and cultural considerations need to be taken into account.

    Total return on fair value and the development of value drivers are very powerful measures for compensation and UBS currently is in the process of developing methods to include the VBM measures in its compensation scheme. However, UBS believes that compensation should never be formula driven, so, while these measures will become important inputs, they will not replace managerial judgement in determining compensation levels.

    One of the goals of value-based compensation is the alignment of the interests of employees and shareholders. Such alignment can also be achieved through increased employee ownership. UBS has launched Equity Plus, a program that aims to substantially increase employee ownership by stimulating employees to use part of their total compensation to buy UBS shares.

External communication

Although VBM is essentially an internal management tool, it can also provide useful information for investors and analysts. Unfortunately, as many of the concepts in the framework are forward-looking, subject to frequent change and contain sensitive proprietary information, they are unsuitable for public disclosure. However, there is a strong conceptual link between the development of value drivers and value creation. During 2002 we intend to publish further quantitative information on the development of key value drivers as well as guidance on how the value drivers fit into a valuation framework.

Conclusion

UBS believes that the focus on value drivers in planning and performance tracking is the most effective and efficient way to direct the organization towards building value. It also allows the linking of compensation to the key drivers of sustainable profitability in a pragmatic way. Valuebased management combines the analysis of current performance with the analysis of future earnings potential. This increases management’s focus on strategic risk and further improves UBS’s ability to create sustainable value.

Corporate Governance
Regulation and Supervision

Regulation and Supervision

As a Swiss-registered company, UBS’s main regulator is the Swiss Federal Banking Commission (Eidgenossische Bankenkommission or “EBK”), but we are also regulated worldwide by supervisory agencies in the countries in which we conduct business, most notably the US and the UK. We aim to monitor regulatory developments, to comply with all local and regional provisions and to work closely and maintain good relations with the regulators in all jurisdictions where we have offices, branches and subsidiaries. The Group Governance Committee oversees the interface with our regulators, which is coordinated by the risk control, compliance and financial control functions at Corporate Center and in the Business Groups.

    UBS’s operations throughout the world are regulated and supervised by the relevant central banks and regulatory authorities in each of the jurisdictions in which we have offices, branches and subsidiaries. These authorities impose reserve and reporting requirements and controls on banks, including those relating to capital adequacy, depositor protection and prudential supervision. In addition, a number of countries where UBS operates impose additional limitations on or affecting foreign-owned or controlled banks and financial institutions, including

–	restrictions on the opening of local offices, branches or subsidiaries and the types of banking and non-banking activities that may be conducted by those local offices, branches or subsidiaries;

–	restrictions on the acquisition or level of ownership of local banks;

–	restrictions on investment and other financial flows entering or leaving the country.

    The supervisory and regulatory regimes of the countries where UBS operates will determine, to some degree, our ability to expand into new markets, the services and products that we will be able to offer in those markets and how we structure specific operations.

    The following sections describe the regulation and supervision of UBS’s business in Switzerland, our home market, and in the United States and the United Kingdom, our next two largest operations which together employ a total of 49% of our staff.

Regulation and supervision in Switzerland

General

    UBS is regulated in Switzerland under a system established by the Swiss Federal Law relating to Banks and Savings Banks of 8 November 1934, as amended, and the related Implementing Ordinance of 17 May 1972, as amended, which are together known as the Federal Banking Law. Under this law, banks in Switzerland are permitted to engage in a full range of financial services activities, including commercial banking, investment banking and fund management. Banking groups may also engage in insurance activities, but these must be undertaken through a separate subsidiary. The Federal Banking Law establishes a framework for supervision by the EBK.

    In our capacity as a securities broker, UBS is governed by the Swiss Federal Law on Stock Exchanges and Trading in Securities of 24 March 1995, as amended, under which the EBK is appointed as prime regulator for these activities.

Regulatory policy

Swiss regulatory policies are formulated on three levels. The first two are the statutory levels of primary and secondary legislation issued by Parliament and the Swiss Federal Council. The EBK has substantial influence on the drafting of regulatory statutes. On more technical policy, the EBK is empowered to issue so-called circulars, 21 of which have been issued to date. In certain fields, the EBK officially endorses self-regulatory guidelines issued by the banking industry (through the Swiss Bankers’ Association), which thus become an integral part of banking regulation. Recent examples are:

–	Guidelines concerning a Code of Conduct with regard to the Exercise of Due Diligence by Banks, 1998.

–	Guidelines concerning the Treatment of Accounts, Custody Deposits and Safe Deposit Boxes Remaining Dormant at Swiss Banks, 2000.

–	Guidelines concerning the Exercise of Asset Management Mandates, 2000.

    Certain aspects of securities broking, such as the organization of trading, are subject to self- regulation through the SWX Swiss Exchange and the Swiss Bankers’ Association, under the overall supervision of the EBK.

Role of external auditors and direct supervision of large banking groups

The Swiss supervisory system relies on banks’ external auditors, who are licensed and supervised by the EBK, and carry out official duties subject to sanctions imposed by the EBK. The responsibility of external auditors not only encompasses the audit of Financial Statements but also entails the review of banks’ compliance with all prudential requirements.

    In recent years, the EBK has taken on more direct responsibility for supervision in two areas: capital requirements for market risk, for which there is a specialist team; and the supervision of the two large Swiss banking groups, including UBS, for which a dedicated department was created in 1998. Thus, the supervisory strategy now entails direct supervision in the form of regular meetings with bank management, supervisory visits, on site reviews, direct reporting, both routine and ad hoc, and regular meetings with the host regulators of our overseas operations. Close cooperation, including regular trilateral meetings, has been established between the EBK and UBS’s US and UK regulators, and further links are being established by the EBK with other relevant regulators.

Reporting requirements and capital requirements

UBS reports to the EBK both financial information and prudential information in such areas as risk exposures, risk concentrations, liquidity, reserves and provisions. The EBK also reviews the bank’s risk management and control policies and procedures in all areas of risk, including know your customer and anti-money laundering practices.

    Switzerland applies the internationally accepted capital adequacy rules of the Basel Capital Accord but the EBK implementation imposes a more differentiated and tighter regime than the internationally agreed rules, including a more stringent definition of capital (see Capital management on page 84.) Furthermore, the EBK expects banks to hold capital at least 20% above the minimum that would be required under the Basel Capital Accord. A bank falling below this level would be subject to more intense supervision. (The Basel Capital Accord is currently in the process of being revised, as discussed below on page 110) .

Disclosures to the Swiss National Bank

Although the primary responsibility for supervision of banks under the Federal Banking Law lies with the EBK, UBS also submits an annual statement of condition and detailed monthly interim balance sheets to the Swiss National Bank, which monitors compliance with liquidity rules. The Swiss National Bank can require UBS to supply further disclosures of financial condition and other information relevant to its regulatory oversight.

Regulation and supervision in the
United States

Banking regulation

UBS’s operations in the United States are subject to a variety of regulatory regimes. We maintain branches in California, Connecticut, Illinois and New York and agencies in Florida and Texas. UBS’s California branches are located in Los Angeles and San Francisco and are licensed by the Office of the Comptroller of the Currency. Each of our other US banking offices is licensed by the state banking authority of the state in which it is located. Each US banking office is subject to regulation and examination by its licensing authority and. In addition, the Board of Governors of the Federal Reserve System exercises examination and regulatory authority over our state-licensed US banking offices. We also maintain state and federally chartered trust companies and other limited purpose banks, which are regulated by state regulators or the Office of the Comptroller of the Currency. None of UBS’s US banking offices is insured by the Federal Deposit Insurance Corporation. The regulation of our US banking offices and subsidiaries imposes restrictions on the activities of those

Corporate Governance
Regulation and Supervision

offices, as well as prudential restrictions, such as limits on extensions of credit to a single borrower, including UBS subsidiaries.

    The licensing authority of each US banking office has the authority to take possession of the business and property of the office it licenses in certain circumstances. Such circumstances generally include violations of law, unsafe business practices and insolvency. So long as UBS maintains one or more federal branches, such as our California branches, the Office of the Comptroller of the Currency also has the authority to take possession of our US operations under similar circumstances, and this federal power may preempt the state insolvency regimes that would otherwise be applicable to our state licensed offices. As a result, if the Office of the Comptroller of the Currency exercised its authority over our US banking offices pursuant to federal law in the event of a UBS insolvency, all of UBS’s US assets would be applied first to satisfy creditors of our US banking offices as a group, and then made available for application pursuant to any Swiss insolvency proceeding.

    In addition to the direct regulation of our US banking offices, operating US banking offices subjects UBS to regulation by the Board of Governors of the Federal Reserve System under various laws, including the International Banking Act of 1978, as amended, the Bank Holding Company Act of 1956, as amended, and the Gramm-Leach-Bliley Financial Modernization Act of 1999. The Bank Holding Company Act imposes significant restrictions on UBS’s US non-banking operations and on our worldwide holdings of equity in companies operating in the United States, as well as restrictions on transactions between our US banking offices and our non-banking subsidiaries. On 10 April 2000, UBS AG was designated a “financial holding company” under the Gramm-Leach-Bliley Act. This designation generally permits us to exercise the new powers granted by that act, which include the following:

–	Bank holding companies meeting management and capital standards are permitted to engage in a substantially broader range of non-banking activities than previously was permissible, including insurance underwriting and making merchant banking investments.

–	Insurers and other financial services companies are permitted to acquire banks.

–	Various restrictions that previously applied to bank holding company ownership of securities firms and mutual fund advisory companies have been removed.

–	The overall regulatory structure applicable to bank holding companies, including those that also engage in insurance and securities operations, has been revised.

    The Gramm-Leach-Bliley Act also modified other existing financial laws, including laws related to the conduct of securities activities by US banks and US banking offices. As a result, UBS is in the process of relocating certain activities previously conducted by our US banking offices to a UBS subsidiary or elsewhere.

US regulation of other US operations

In the United States, UBS Warburg LLC and UBS PaineWebber Inc., as well as UBS’s other US registered broker-dealer entities, are subject to regulations that cover all aspects of the securities business, including:

–	sales methods

–	trade practices among broker-dealers

–	use and safekeeping of customers’ funds and securities

–	capital structure

–	record-keeping

–	the financing of customers’ purchases

–	the conduct of directors, officers and employees.

    These entities are regulated by a number of different government agencies and self-regulatory organizations, including the Securities and Exchange Commission and the National Association of Securities Dealers. Depending upon the specific nature of a broker-dealer’s business, it may also be regulated by some or all of the New York Stock Exchange, the Municipal Securities Rulemaking Board, the US Department of the Treasury, the Commodities Futures Trading Commission, and other exchanges of which it may be a member. These regulators have available a variety of sanctions, including the authority to conduct administrative proceedings that can result in censure, fines, the issuance of cease-and-desist orders or the suspension or expulsion of the broker-dealer or its directors, officers or employees.

    UBS subsidiaries in the United States are also subject to regulation by applicable federal and state regulators of their activities in the invest-

ment advisory, mutual fund, trust company, mortgage lending and insurance businesses.

USA Patriot Act

On 26 October 2001, the US adopted the USA Patriot Act in response to the events of 11 September 2001. The Act requires US banks and foreign banks with US operations, including UBS, to take certain steps to help prevent, detect and prosecute international money laundering and the financing of terrorism. The required actions include terminating correspondent accounts with “shell banks” and obtaining information about the owners of foreign bank clients and the identity of the foreign bank’s agent for service of process in the US. The Act also expands the power of the US government to subpoena foreign banks for records relating to transactions in their US correspondent accounts, including records kept outside the US.

    The scope of the Act will be determined, to some degree, by the regulations that are adopted to implement its provisions. The US Secretary of the Treasury has published interim guidance and proposed regulations to implement some portions of the Act, and is expected to propose additional regulations to implement other sections. Although we cannot predict when and in what form these regulations will be adopted, we believe that the cost of compliance with the Act is not likely to be material to us, and that compliance with the statute will not have a material effect on our global operations.

Regulation and supervision in the
United Kingdom

Since 1 December 2001, following the implementation of the Financial Services and Markets Act 2000, UBS’s operations in the United Kingdom have been regulated by the Financial Services Authority (FSA), as the United Kingdom’s unified regulator. FSA assumed the responsibilities of UBS’s previous UK regulators, the Securities and Futures Authority and the Investment Management Regulatory Organisation, with effect from this date. The Bank of England’s responsibilities for regulation of banking activities were transferred to the FSA by the Bank of England Act 1998.

    The FSA has established a risk-based approach to supervision and UBS is supervised by the Major Financial Groups section of the Deposit Takers and Markets Directorate. The FSA has a wide variety of supervisory tools available to it, including on-site inspections by supervisors (which may relate to a risk-based industry-wide theme or be firm-specific) and the ability to commission reports by skilled persons (who may be the firm’s auditors or IT specialists, compliance consultants or lawyers). The FSA also has an extremely wide set of sanctions which it may impose under the new Act, similar to those available to US regulators.

    During most of 2001, however, UBS was regulated by the FSA in respect of its banking activities but continued to be regulated by the Securities and Futures Authority in respect of its investment banking, individual asset management, brokerage and principal trading activities, and by the Investment Management Regulatory Organisation in respect of its institutional asset management and fund management activities.

    Some of our subsidiaries and affiliates are also regulated by the London Stock Exchange and other United Kingdom securities and commodities exchanges of which UBS is a member.

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

Basel Committee on Banking Supervision

In January 2001, the Basel Committee on Banking Supervision issued “A New Basel Capital Accord”, a second consultative paper in the drive to radically overhaul the way minimum regulatory capital requirements are determined for internationally active banks, including UBS. UBS supports the aims of the new Accord, which include increasing the risk sensitivity of the capital measure, reducing regulatory capital arbitrage in the area of credit risk, and promoting greater safety and soundness in the banking system worldwide.

Corporate Governance
Regulation and Supervision

    The new Accord will introduce a capital requirement for operational (consequential) risks. It is hoped that, when finally agreed, this requirement will be responsive to changing risk and loss experience and will promote further rational development of risk control practice in this area.

    Implementation was originally scheduled for 1 January 2004, but has been delayed to 1 January 2005 following intensive consultation with the industry. UBS provided a comprehensive written response to the Committee, participated actively in the development of industry group responses and contributed to the formal quantitative impact studies conducted by the regulators. Discussions will continue with the Committee well into 2002 when a third quantitative impact study will be conducted and a final consultative paper issued. The release of the final Accord will then be followed by extensive dialogue with individual regulators as they incorporate the new Accord into local regulations.

    The new Accord has been the main focus of industry and UBS interaction with the Committee over the last year, but the Committee continues to explore other areas of regulatory interest and concern and to issue consultative and sound practice papers, for example “Customer Due Diligence for Banks”.

Corporate Governance
Corporate Responsibility

Corporate Responsibility

UBS has a strong commitment to corporate responsibility. We recognize the demands that are placed on us by different stakeholders, and have therefore made corporate responsibility part of our culture and our identity, integral to our business model.

    Corporate responsibility means different things to different people and different businesses. UBS aims to build a truly responsible corporate strategy by continuously identifying and anticipating new issues through regular dialogues with stakeholders, outside experts and the media. Key corporate responsibility issues for a financial institution like UBS include strengthening corporate governance, fighting money laundering, protecting financial privacy, being an equal opportunity employer, promoting environmental stewardship and contributing to the communities which we are part of. At UBS, we take a pragmatic approach, emphasizing issues that provide clear benefits for our shareholders, clients, employees and societies in our main markets.

    We realize that simply meeting existing legal requirements is not sufficient. Society’s expectations are constantly evolving and often precede formal legal and regulatory requirements; we find that we are being held to ever higher standards. Globalization has added to these demands as multinationals are accused of arbitraging social standards to boost their bottom line. However the growing demand for more responsible corporate behavior means that firms that meet this demand at an early stage stand to win, while laggards put themselves at risk.

    Taking our corporate responsibilities seriously can bring positive benefits to all our stakeholders. Good corporate governance benefits our shareholders, putting their interests first. Protecting the privacy of our clients helps win their trust. Being recognized as a responsible employer helps increase employee satisfaction and the retention and recruitment of the best staff.

Managing our responsibilities

Reaping the full benefits of corporate responsibility requires a formal management process to identify and analyze the relevant topics, shape strategy, implement guidelines in the businesses, and provide efficient control.

    The challenge is to develop a comprehensive approach to corporate responsibility that is Group-wide and globally consistent. The active participation of all Business Groups and regions is critical for an effective corporate responsibility program. Our goal is to build upon their different areas of expertise and to ensure that corporate responsibility issues are handled as part of regular ongoing business operations. At the same time, implementing a corporate responsibility strategy requires sustained effort over a number of years policies and procedures can be changed relatively quickly, but reshaping attitudes can be much harder, and requires commitment throughout an organization, especially at the highest levels.

    In 2001, we created a Corporate Responsibility Committee to guide this process at UBS, comprising members of the Board of Directors, the Group Executive Board, and the Group Managing Board. This committee is chaired by Marcel Ospel and has Hans de Gier, Vice Chairman of the Board, Peter Wuffli, President of the Group Executive Board, Donald Marron, Chairman UBS Americas, and Marcel Rohner, Chief Operating Officer UBS Private Banking as members. The Committee has the following duties:

–	to determine the company’s policy with respect to corporate responsibility and sustainable development;

–	to support increased awareness of and moni- tor the company’s adherence to international standards in these areas;

–	to advise the Group Executive Board and other bodies on corporate responsibility;

–	to advise the Board of Directors on reporting about the Group’s efforts on corporate responsibility and sustainable development.

Corporate Governance
Corporate Responsibility

    In close cooperation with the Business Groups, a specialized unit in the Corporate Center guides the Corporate Responsibility Committee in shaping the Group’s overall strategy. The objective is to add value by combining existing, Group-wide activities into a consistent framework, systematically identifying and analyzing market opportunities and risks associated with society’s changing expectations of corporate behavior, and ensuring that all relevant corporate responsibility issues are effectively covered. The following section highlights some of the progress made in key issues of interest to our stakeholders.

Shareholders

Corporate governance

The key corporate responsibility issue for shareholders is that of corporate governance. Shareholders seek assurance that management always acts in their best interest and that the benefits they receive from their ownership stakes are being maximized. To this end the protection of shareholders’ rights, a strong commitment to disclosure, and a clear board structure are crucial. We are committed to meeting the highest international standards of corporate governance in UBS’s organizational structure. The organization of our corporate and executive bodies is designed to conform to the leading codes of best practice. For further information, please refer to the section on Corporate Organization on pages 88 to 93 of this Handbook.

    In 2001 a working group under the lead of Economiesuisse, the Swiss business federation, has been involved in drafting a “Swiss Code of Best Practice” in Corporate Governance, while the SWX Swiss Exchange has proposed “Reporting Guidelines on Corporate Governance”, which aim to make available for investors standardized information on the corporate governance of the companies listed on the Swiss Exchange. UBS has contributed to the review of both proposals. It is planned that both the Code and the Reporting Guidelines become effective mid-2002.

Clients

Trust is critical for a global financial company like UBS. That trust is based on our having a sensible view of future risks and returns, sound corporate ethics (including stringent “know your customer rules”) and protecting clients’ private information. However, due to the growing importance of advisory-based financial services and of regulations regarding the exercise of due diligence, financial institutions are gathering more and more information from their clients. Unsurprisingly, public and private sector agents are showing a strong appetite for that data, and clients are worried about its misuse. In line with its Corporate Responsibility commitment, UBS carefully protects the privacy of its customers.

Fighting money laundering

Over the years, UBS has established an effective internal framework to prevent the misuse of its services by criminals, and has extended this framework as part of the international efforts to combat terrorism. Switzerland’s “know your customer rules” and other regulations concerning the exercise of due diligence are among the most stringent in the world:

–	Banks in Switzerland are not only required to verify the identity of their clients but also have to establish the identity of the beneficial owners of funds and assets.

–	To prevent the misuse of their services for purposes of money laundering or financing crime, banks in Switzerland must notify the authorities whenever they have knowledge or a justified suspicion that assets are of criminal origin or are under the control of a criminal organization. This includes the financing of terrorist activity.

    Since 11 September 2001, UBS has actively supported the investigations into the terrorist attacks in the US, making use of the procedures already in place. A process of gathering information from all accessible public and private sources globally was started immediately. Based on this information, an internal Watch List of all names of persons and companies who could be implicated in the terrorist attacks was created and is continually updated. Currently the list contains more than a thousand names, predominantly those published by the US government, and it is steadily growing. UBS has searched its files and reported a small number of possible matches which could be of help for further investigation by the relevant local authorities.

    The effectiveness of UBS’s process of due diligence is further enhanced by an internal Financial

Intelligence Unit. Drawing on worldwide research and intelligence resources, the unit can provide detailed information on existing and prospective clients. In addition, it maintains a special database on politically exposed persons (and other persons with public exposure) in order to reduce reputation and legal risks that may arise from such client relationships.

The Wolfsberg Principles

As part of its commitment to promote stringent due diligence processes in the financial industry, UBS was one of the driving forces behind the launch of the Wolfsberg Anti-Money Laundering Principles for international private banks jointly announced on 30 October 2000 by eleven of the world’s largest private banks and by Transparency International, the global anti-corruption organization.

    These principles encompass “know your customer” policies, in particular identification of the source of a client’s wealth, and the identification and follow-up or reporting of unusual or suspicious activities. They are designed to ensure that private banking services are only offered to clients with legitimate sources of wealth and that the same high standards are applied globally.

    Following the attacks in the US on 11 September 2001, the Wolfsberg group has drafted a statement on the “Suppression of the Financing of Terrorism” in which the banks commit themselves to support authorities in the fight against terrorism.

Employees

In an increasingly competitive global market for talented employees, becoming an employer of choice allows UBS to attract and retain a top quality workforce. But highly talented people want to work for firms that they can be proud of. An ethical corporate culture has an impact on the behavior of every employee and helps build such pride.

    An important part of developing a strong and compelling corporate culture in the workplace is promoting diversity: accepting and valuing people from different backgrounds and cultures, and encouraging them to bring their varied talents and perspectives to bear on all tasks, encouraging problem-solving and innovation.

    Since the mid-1990s, we have initiated more than 200 pro-diversity activities in UBS’s different businesses across the world, designed to approach this issue with appropriate sensitivity to local circumstances. Our efforts have covered recruiting, education, training and development programs, but also the creation of structures and networks to provide long-term support.

    One of our competitive strengths in many of our businesses is the ability to leverage the skills

The challenges of avoiding money laundering

As part of our ongoing internal control procedures, UBS in Zurich identified a business relationship with a suspected connection to the family of the late Nigerian dictator Sani Abacha, and reported this suspicion to the Swiss Federal Banking Commission and the Swiss Federal Money Laundering Reporting Office.

    This case demonstrated the challenges of preventing money laundering, but also gave us an opportunity to publicly reaffirm the strength of our commitment to avoiding inappropriate banking relationships.

    In 1996, a British citizen resident in London who was a reputable and longstanding UBS client, introduced to UBS a company in which he and two Nigerian business partners held interests. When questioned by us, the client gave a credible assurance that his business partners had no political background or interests.

    After ascertaining one of the false names used by one of Abacha’s sons, we requested further information. When further clarifications were not forthcoming, we conducted additional internal investigations, which led us to suspect that at least part of the money in the accounts belongs to Abacha’s sons. At this point we reported this suspicion to the authorities and blocked the company’s accounts.

    It is our strict policy that suspect business connections of this sort are to be avoided under all circumstances, so it was a matter of deep regret that this relationship with UBS was not prevented at the outset and was not discovered earlier.

    UBS takes its responsibilities in this area extremely seriously and remains dedicated to meeting both legal and regulatory requirements and our commitments under the Wolfsberg principles.

Corporate Governance
Corporate Responsibility

and knowledge of our staff across the 50 countries in which UBS operates. We believe that our intercultural training program is one of the most integrated, comprehensive and advanced in the world. Last year more than 600 new and early career staff worldwide were involved in workshops to help them learn how to develop cultural understanding and how to succeed in intercultural communication and integration.

    We are increasingly coordinating our efforts on a global basis. In February 2001, a “Global Diversity Steering Committee” was established within UBS Warburg, supported by a Global Diversity Manager in human resources. In November 2001, the Committee launched a Diversity intranet website which provides detailed information about UBS Warburg’s diversity initiatives and is designed to facilitate employee involvement.

    A number of initiatives are specifically targeted to increase the representation of women in senior management positions at UBS. For example, UBS Warburg has increased the number of college graduate women it hires. Of some 600 hires in the latest UBS Warburg graduate intake, approximately 30 per cent are women, even though women represented only 20 per cent of applicants. In July 2001, 375 senior female executives and financial advisors from UBS Warburg and UBS PaineWebber offices around the globe attended the fourth annual UBS Women’s Leadership Conference in New York City to share insights and exchange ideas with UBS’s senior managers.

    Valuing diversity also opens up market opportunities: a workforce that reflects the variety of cultures where the bank does business will help identify new markets, develop innovative products and strengthen client relationships. A report on women and investing was commissioned as part of UBS PaineWebber’s ongoing Index of Investor Optimism Survey. It showed that the number of wealthy women investors had increased significantly, despite the recent economic downturn. In 2001, they represented 47% of investors with $100,000 or more in investable assets an increase of 11% since 1999.

Our Annual Review 2001 provides more information about how UBS recruits and retains some of the best talent in the industry.

Society

Investing in the community

UBS is committed to honoring its responsibility to the communities in which it operates. The success of UBS depends not only on the skills and resources of our people and the relationships we foster with our clients, but also on the health and prosperity of the communities of which we are part. We receive very direct benefit, for instance, from a stable political and social environment, an advanced infrastructure and a good education system. Furthermore, community programs create benefits for a company’s reputation, and increase its appeal to its clients.

    UBS supports communities through cash donations given directly to organizations, through employee volunteering and through matching donations made by employees on their own initiative. We have set up several Community Affairs programs, organized at a regional level in order to be responsive to local expectations. Here are some examples of their activities.

    At Group level we provide regular ongoing support to UNICEF and the Theodora Foundation, and in September 2001 we set up a special UBS Humanitarian Fund to help the victims of the terrorist attacks in the US.

    UNICEF, the United Nations Children’s Fund, is dedicated to ensuring that the basic needs of children around the world are met. UBS has been in partnership with UNICEF Switzerland since November 1996, actively supporting the Fund in its aid programs. One such is the “Change for Good” fund-raising campaign. Its aim is to encourage people to donate any foreign currency they may have that is too small to be changed at a bank. Donation envelopes are available throughout our branches in Switzerland. We then convert the money into Swiss Francs for UNICEF. In the context of the physical introduction of the Euro in January 2002, the amounts collected by UBS massively increased towards the end of 2001: up to 2 tons of coins were collected every week in the last quarter of 2001.

    The Theodora Foundation is a Swiss based charity which aims to help ease the suffering of children in hospital by making them laugh. Specially trained Clown Doctors entertain them with music, juggling, conjuring tricks and by telling them stories. UBS has supported the Theodora Foundation since 1995.

    In September 2001, following the terrorist attacks in the US, UBS set up the UBS Humanitarian Fund to help those in need as a result of the attacks. UBS pledged USD 5 million towards the relief efforts, alongside many donations from our employees. Many of our US staff, especially from our New York, New Jersey and Stamford offices, took part in volunteer efforts in support of the injured and bereaved.

    UBS Warburg runs a tightly focussed program of community investment, concentrated on education and community regeneration. In the UK, community regeneration is targeted at the East End of London and aims to assist in the social and economic regeneration of one of the country’s most deprived regions. For instance, UBS Warburg provides funds and expertise to assist in job creation and business start up in the deprived boroughs adjacent to the City of London. The bank also encourages its employees to be actively involved in the community and to contribute time and skills to help causes they care about. One example is the mentoring scheme run in cooperation with local schools, where UBS Warburg employees act as mentor to a teenager, meeting regularly with them to motivate them, to give them an idea of how business works and to help them understand the importance of succeeding in their education. In 2001 nearly 15% of staff in London took part in volunteering activities through UBS. For the fourth consecutive year, UBS Warburg employees in London have won an `Employee Volunteer of the Year’ award by the East London Business Alliance.

    In the US, UBS has also been recognized as a leader in community affairs. Employees of UBS PaineWebber, UBS Warburg and UBS Asset Management serve as literacy tutors and mentors in their local communities. For example, over 200 employees in New York, Stamford and Chicago volunteered in 2001 to participate in the Everybody WINS! Power Lunch program, a lunchtime reading and mentoring program for elementary school students.

    In Switzerland, the UBS Optimus Foundation harnesses the expertise and the capabilities of UBS as a global financial services company to support clients in their contributions to worthy causes. The Foundation focuses on three areas - Children, Talents and Medical Research. Another foundation, the UBS Foundation for Social Issues and Education, contributes to various social projects in Switzerland. Finally, the association “UBS employees lend a hand” in Switzerland provides assistance through staff collection schemes to charitable institutions, which has collected over CHF 3 million for a great number of social projects.

Promoting environmental awareness

UBS’s overall commitment to the environment, its environmental policy, has been approved by the Group Executive Board. The following is an outline of the key points of the policy:

–	Environmental protection is one of the most pressing issues facing our world today. UBS is committed to continuing the integration of environmental issues into business activities, while building shareholder value by taking advantage of environmental market opportu- nities. We also incorporate due consideration of environmental risks into our risk management processes, especially in lending and investment banking.

–	We actively seek ways to reduce the environmental impact to air, soil and water from our in-house operations. The main focus is the reduction of greenhouse gas emissions.

–	We seek to ensure the efficient implementation of our environmental policy through an environmental management system which includes sound objectives, programs and monitoring.

The environmental factor in asset management Studies and stock indices have shown that there can be a positive link between environmental and social aspects and economic performance. As a result, clients — particularly institutional investors such as pension funds — increasingly demand that asset management decisions take into account environmental and social aspects as well as economic ones. UBS Asset Management has developed expertise in incorporating environmental and social aspects into its investment research, looking at how companies’ strategies, processes and products impact their financial success, society and the environment.

    Focusing on the concept of sustainability, UBS launched a new investment fund in 1997, the “UBS (Lux) Equity Fund — Eco Performance”. This fund invests worldwide in stocks of exemplary sector leaders and forward-looking small

Corporate Governance
Corporate Responsibility

and medium-sized companies with above average financial, environmental and social performance.

    Moves towards low-carbon energy production, (lower CO2 emissions per unit of usable energy produced), continue to be supported by legislative changes and the increasing liberalization of the energy markets. Against this background, in July 2001 UBS launched a new energy sector fund, the UBS (Lux) Equity Fund - Future Energy. The fund invests in carefully selected smaller and medium-sized companies which operate in solar energy, wind energy and fuel cell technology as well as other forward- looking research areas in the renewable energy sector.

    By 31 December 2001, the total of UBS clients’ invested assets managed according to environmental and social criteria amounted to approximately CHF 776 million.

The environmental factor in investment banking

Adequate assessment of the risk involved in an investment banking transaction is crucial to its success. Although financial risks dominate, environmental aspects can also be important. Environmental risks can become credit risks — for example, if a client can no longer repay a loan as a result of environmental problems. Furthermore, liability risks could be incurred if, for example, UBS were to become owner of a company or were to sit on the management board of a company which finds itself facing environmental liabilities. Lastly, environmental risks could damage the Group’s reputation if it were to be involved in a controversial transaction.

    Based on its Global Environmental Risk Policy, UBS Warburg has introduced processes that allow early identification of environmental risks in transactions. Initially, environmental factors are screened by investment banking staff. If there are indications of increased risk, external environment specialists are called in to investigate the issues as part of the due diligence process.

The environmental factor in credit business

A prerequisite for a healthy loan portfolio is professional risk analysis that takes account of all types of risk, including environmental risks. Alongside traditional rating factors such as financial data and management quality, a careful review of financially relevant environmental aspects is an important part of UBS’s credit risk analysis. In assessing a loan application, the client advisor uses internal guidelines and up-to- date information to assess environmental risks, and includes environmental information in the data provided to the loan assessor.

    During 2001 we have continued to integrate environmental risk assessment into our loan processes. We have rolled out a comprehensive information platform for account managers and credit officers to help identification and decision- making in case of environmental risks.

    The benefits of incorporating the “environmental factor” into the lending business are threefold: UBS has a healthier loan portfolio, the client is aware of the environmental risks and opportunities for its company, and the environ- ment itself benefits from the resulting improvements.

The environmental factor in-house

UBS impacts the environment primarily through its energy consumption, the running of its heating systems, its paper consumption and business travel. The more efficiently and sparingly UBS uses its resources and hence reduces emission levels, the less its expenses will be. Professional know-how and an efficient environmental management system allow the Group to use resources better and reduce these costs. Clearly, energy management and in-house environmental initiatives enhance operating margins.

    During 2001, as part of our regular process of updating obsolete IT equipment, we replaced 32,000 CRT monitors in UBS Switzerland with more energy-efficient flat screen LCD monitors. These new displays require 75%-80% less electrical power. We expect that as a result, UBS will save between 4 and 6 Gigawatt hours of electricity each year, representing around 2-3% of our total electricity consumption in Switzerland.

    We have also entered into a pilot project with ATEL, our exclusive energy supplier in Switzerland. ATEL will install monitoring devices for heating, cooling, water and electricity consumption and UBS’s building maintenance staff will periodically receive advice on how to reduce energy consumption. ATEL will receive a share of any profit resulting from cost and energy saving. Finally, we have started work on integrating all of our non-Swiss locations into our formal environmental management system.

Further details and Environmental Performance Indicators are available in our Environmental Report, which can be found at www.ubs.com/environment.

Performance assessment

A corporate responsibility strategy needs to be transparent and to show clear results for the efforts undertaken. Measuring performance is therefore essential, but remains a challenge. Although various organizations are developing proposals in this area, there are currently no comprehensive and generally accepted criteria or standards for corporate responsibility reporting that would allow one to measure progress against objectives and make comparisons within our industry, across the whole range of corporate responsibility issues.

    We believe that corporate responsibility criteria and standards must be industry specific, and need to be defined through consultation with key players. An example of what can be done is the EPI-Finance 2000 standard, jointly developed by eleven finance and insurance companies, including UBS, to measure and report environmental performance. Details of our performance against EPI-Finance 2000 indicators are shown in our Environmental Report.

    A similar process was initiated in 2001, to develop performance indicators for the financial industry covering key areas of social performance.

Third-party ratings of our corporate responsibility programs

Although a comprehensive framework for assessing corporate responsibility is still to be developed, a number of different certifying bodies and independent rating agencies that assess corporate responsibility programs across the world have rated UBS among the leaders in this field:

–	In May 1999, UBS was the first bank to obtain ISO 14001 certification for its worldwide environmental management system in its banking business. UBS also received certification for its corporate services in Switzerland. The certification was undertaken by an independent certification company, SGS International Certification Services AG.

–	The Dow Jones Sustainability Group Indexes (DJSGI) have tracked, since 1999, the per-

Commitments and memberships

    UBS has undertaken to comply with the UN Global Compact principles proposed at the 1999 World Economic Forum in Davos. These principles set out the framework in which a company can help ensure sustainable development worldwide. In addition to protecting the environment, the nine principles deal with aspects such as respecting human rights and workplace rights.

    In 1992, UBS was one of the first signatories to the United Nations Environment Program’s Bank Declaration and is helping to shape further developments through its role on the Steering Committee for financial institutions. The Statement commits UBS to integrating environmentally sound practices into all its activities.

    UBS is also an active member of the World Business Council for Sustainable Development (WBCSD), a coalition of 150 international companies united by a shared commitment to sustainable development. The WBCSD provides business leadership as a catalyst for change toward sustainable development, and promotes the role of eco-efficiency, innovation and corporate responsibility.

    UBS was one of the 36 companies from around the world to sign the Statement “Global Corporate Citizenship: The Leadership Challenge for CEOs and Boards” presented at the World Economic Forum Annual Meeting in New York in January 2002. The statement recommends a framework for action that CEOs, chairmen, and executive management teams can use to develop a strategy for managing their company’s impact on society and its relationships with stakeholders.

Corporate Governance
Corporate Responsibility

formance of companies in the Dow Jones Global Index that lead the field in terms of corporate responsibility. UBS has been part of the DJSGI since their inception, and has been the leader in the global banking industry since 2000. The bank’s top position in this sector of the index was last confirmed on 15 October 2001.

–	In October 2001, UBS was selected as leader for the banking sector of the Dow Jones STOXX Sustainability indices, that track the performance of the top 20% of sustainability leaders of the Dow Jones STOXX 600 index.

–	UBS is included in the FTSE4Good Index, which measures global companies performance in the areas of environmental sustainability, stakeholder relations and support for human rights.

–	In Spring 2001, UBS was the strongest new entrant in the Business in the Environment Index of global corporate environmental management. This index is designed to engage companies and drive continuous improvement in environmental management and performance. 184 international companies were included in this year’s index.

118

120

UBS Share Information
The Global Registered Share

The Global Registered Share

UBS ordinary shares are registered shares with a par value of CHF 2.80 per share, fully paid up and non-assessable. As outlined in the Capital Management section on page 85, UBS plans to reduce the par value of its shares through a distribution of CHF 2.00 per share on 8 July 2002, to shareholders of record on 5 July 2002. Following this distribution, the par value of the share will be reduced to CHF 0.80.

    UBS’s ordinary shares are issued in the form of Global Registered Shares. UBS has pioneered the use of Global Registered Shares (GRS), which allow for cross-market portability at a minimized cost to investors. Alternatives to the GRS involve the creation of tailor-made securities for individual unlinked markets, following local regulations. UBS believes that, with the globalization of financial markets, this concept is becoming less valid, and that securities will increasingly be traded in multiple markets; such global fungible securities can best track the changing patterns of liquidity across the world.

    UBS also believes that regulatory structures of different markets will continue to align, reducing the need to have individual securities in each mar- ket to comply with different local regulations.

    A Global Registered Share is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across applicable borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. For example, the same share purchased on the New York Stock Exchange (NYSE) can be sold on virt-x, the pan-European stock exchange where Swiss-listed blue chip stocks are traded, or vice versa. The UBS GRS is listed on the Swiss, New York and Tokyo stock exchanges. All members of the SMI Swiss Market Index listed on the Swiss stock exchange are now traded on virt-x, a joint venture between the SWX Swiss Exchange and Tradepoint.

    The UBS ADR (American Depositary Receipt) program was terminated at the time of the listing of the GRS on the New York Stock Exchange (NYSE) 16 May 2000.

Registration

    A single register exists for UBS ordinary shares, split into two parts a Swiss register, which is maintained by UBS acting as Swiss transfer agent, and a US register, which is maintained by Mellon Investor Services, as US transfer agent. A shareholder is entitled to hold shares registered in their name on either register and transfer shares from one register to the other upon giving proper instruction to the transfer agents.

Share liquidity and currency effects

    For the foreseeable future, because of the greater volume of UBS shares traded on virt-x, trading on this exchange is expected to be the primary determinant of the share price, and liquidity on virt-x is expected to be higher than on the NYSE. During 2001, daily trading volume in UBS shares on the NYSE represented an average of just 5.19% of the total daily trading volume in UBS shares.

    During the hours in which both virt-x and NYSE are simultaneously open for trading (currently 15.30 to 17.30 CET), price differences are likely to be arbitraged away by professional market makers. The NYSE price will therefore typically be expected to depend on both the virt-x price and the prevailing USD/CHF exchange rate. When virt-x is closed for trading, traded volumes will typically be lower, however the specialist firm making a market in UBS shares on the NYSE, Van der Moolen, is required to facilitate sufficient liquidity and an orderly market in the UBS share.

    As a global financial services firm, UBS earns profits in many currencies. Since UBS prepares its accounts in CHF, changes in currency exchange rates, particularly CHF/USD and CHF/EUR may have an effect on reported earnings.

Dividends

    UBS normally pays a regular annual dividend to shareholders registered as of the date of the Annual General Meeting (the record date). Payment is usually scheduled three business days thereafter.

    Following an AGM, UBS shares typically begin trading ex-dividend. As a result of this structure, shareholders that sell shares on virt-x two business days prior to the payment date are required to compensate the purchaser for the amount of the dividend. An automated compensation system properly allocates the dividend for those transactions and allows SIS SegaInterSettle participants to execute transactions between the record date and the payment date.

    These practices differ from the US norm of declaring dividends at least ten days in advance of the applicable record date and the commencement of ex-dividend trading two days before the record date. To ensure that shareholders on the Swiss and US registers are similarly treated in connection with dividend payments, and to avoid disparities between the two markets, NYSE trading will be with due bills for the two business day period preceding the dividend record date.

    UBS pays dividends in CHF (Swiss francs). For UBS ordinary shares held in street name through The Depository Trust Company, any dividend will be converted into USD (US dollars). Holders of UBS ordinary shares registered on the US reg- ister will receive dividend payments in USD unless they provide notice to Mellon Investor Services, UBS’s US transfer agent, that they wish to receive dividend payments in CHF.

    UBS will fix the USD dividend amount on the basis of the DJ Interbank Foreign Exchange rate for sale of CHF against USD. The date for this fixing will be set at the same time as the respective ex-dividend, record and payment dates are set.

    Holders of UBS shares who are US taxpayers are normally subject to 35% withholding tax on dividends they receive from UBS, although they can normally reclaim part of this, bringing their withholding tax rate down to 15%. UBS is currently in discussions with the Swiss tax authorities to change the withholding tax treatment of Global Registered Shares, so that either tax is only withheld at 15% for US tax payers, or to allow approved processors to file bulk reclamations on behalf of qualified UBS shareholders. Despite our efforts, there can be no assurance that this withholding tax will be reduced or eliminated. Further disclosure relating to the taxation of US holders of UBS shares can be found in our Form 20-F, in section E of item 10.

Dividends in 2001

    In 2001 UBS departed from its normal process for paying dividends. Initially, as part of the process for the acquisition of Paine Webber Group, Inc., we paid a dividend in respect of the first three quarters of 2000 in October 2000. In 2001 we then took advantage of Swiss regulations which allow a company to reduce the par value of its shares by returning capital to shareholders, to make a distribution in this form in respect of the last quarter of 2000, instead of paying a dividend.

Par value distribution July 2002

    As outlined in the Capital management section on page 85, UBS again plans to reduce the par value of its shares through a distribution of CHF 2.00 on 8 July 2002. This will be done instead of paying a dividend in respect of the year ended 31 December 2001.

    This will generally follow the principles described in the preceding section with respect to dividends. The record date for the distribution has been set for the close of business on 5 July 2002. NYSE trades on 8 and 9 July will be with due bills. The CHF/USD exchange rate for the distribution will be fixed on 8 July 2002 the day on which the par value reduction itself takes place. The distribution will be paid for value on 10 July 2002.

    The par value distribution in July 2002 will not be subject to the 35% withholding tax on dividends.

Ticker symbols

Trading exchange	Bloomberg	Reuters	Telekurs

virt-x	UBSN VX	UBSZn.VX	UBSN, 004

New York Stock Exchange	UBS US	UBS.N	UBS, 65

Tokyo Stock Exchange	8657 JP	UBS.T	N16631, 106

UBS Share Information
UBS Shares 2001

UBS Shares 2001

UBS share price performance in 2001

    The UBS share price performed well during 2001, in the context of weak European bank stocks in general (as measured by the DJ Europe Stoxx Europe Banks index). The UBS share fell 5.0% through the year, and generated a total pre-tax return of -4.4% to investors over the year if distributions are included.

    The year began well for European banking stocks, rising approximately 4% by 6 February. In the same period, UBS rose 10% to the year’s high of CHF 96.83. By 22 March, however, the index had fallen 18% from these levels with rising investor fears over a sharp economic downturn, and a related decline in investment banking profits, combined with increased credit losses. The UBS share fell to a first-quarter low of CHF 72.33 on this date.

    Sentiment improved during April and May 2001, and by 1 June the index had recovered to the level at the start of the year. UBS outperformed European banks during this period, rising to a mid-year high of CHF 91.17 on 5 June. From this date, pessimistic economic data, and poor second quarter financial results, caused European bank stock prices to decline slowly, falling 9% by end August 2001. The UBS share fell to CHF 81.40.

    As September 2001 began, bank stocks fell 7% in the first 10 days of September, as fears rapidly escalated over further economic downturn. In the three days following the US terrorist attacks on 11 September bank stocks fell a further 10% from their 10 September close. The UBS share price fell to a year low of CHF 62.10 on 21 September. However, during the first week in December 2001, European bank stocks were once again nearing their end-August levels. UBS reached a fourth quarter high of CHF 86.85 on 10 December. Our share price then declined, ending the year down 5.0% from the level on 1 January 2001 at CHF 83.80, although outperforming the DJ Europe Stoxx Banks index by 5.1% over the year.

UBS share data1

	As at

Registered shares in 1000 units	31.12.01	31.12.00	31.12.99

Total shares outstanding	1,281,717	1,333,139	1,292,679

Total shares ranking for dividend	1,258,653	1,277,874	1,292,679

Treasury shares (average)	47,244	97,545	77,264

Treasury shares (year end)	41,255	55,265	110,621

Weighted average shares (for basic EPS calculations)	1,266,038	1,209,088	1,214,227

Weighted average shares (for diluted EPS calculations)	1,288,578	1,225,578	1,225,125

	For the year ended

CHF	31.12.01	31.12.00	31.12.99

Earnings per share

Basic EPS	3.93	6.44	5.07

Basic EPS before goodwill amortization[2]	4.97	7.00	5.35

Diluted EPS	3.78	6.35	5.02

Diluted EPS before goodwill amortization[2]	4.81	6.89	5.30

	As at

CHF billions	31.12.01	31.12.00	31.12.99

Market capitalization	105.5	112.7	92.6

% change year-on-year	(6)	22	2

As a % of the Swiss Market Index (SMI)	13.80	10.80	10.62

As a % of the Swiss Performance Index (SPI)	12.48	9.08	8.51

	For the year ended

1000 shares	31.12.01	31.12.00	31.12.99

Trading volumes virt-x/SWX total	1,000,402	1,211,446	1,068,732

virt-x/SWX daily average	4,002	4,826	4,224

NYSE total	54,768	83,032	—

NYSE daily average	221	522	—

[1]	All share and earnings per share figures have been restated for the 3 for 1 share split which took place on 16 July 2001. [2]Excludes the amortization of goodwill and other intangible assets.

UBS Share Information
UBS Shares 2001

Stock exchange prices1

	virt-x/SWX Swiss Exchange			New York Stock Exchange[2]

	High	Low	Period end	High	Low	Period end
	(CHF)	(CHF)	(CHF)	(USD)	(USD)	(USD)

2001	96.83	62.10	83.80	58.49	40.12	50.00

Fourth quarter 2001	86.85	69.70	83.80	52.83	43.23	50.00

December	86.85	80.90	83.80	52.83	49.18	50.00

November	86.15	76.55	81.75	51.80	47.52	49.86

October	79.05	69.70	75.95	47.60	43.23	46.37

Third quarter 2001	86.33	62.10	75.60	49.73	40.12	46.15

September	81.20	62.10	75.60	47.70	40.12	46.15

August	82.80	74.30	81.40	49.73	44.36	48.82

July	86.33	75.00	78.35	47.09	43.41	45.15

Second quarter 2001	92.00	77.50	85.83	51.47	44.87	47.02

June	91.17	83.17	85.83	50.69	46.33	47.02

May	92.00	82.50	89.33	51.47	47.35	49.62

April	88.33	77.50	88.00	51.16	44.87	50.26

First quarter 2001	96.83	72.33	83.17	58.49	43.02	47.68

March	90.83	72.33	83.17	54.57	43.02	47.68

February	96.83	86.33	88.67	58.32	50.96	52.85

January	96.67	86.67	96.67	58.49	53.24	58.49

2000	88.17	63.58	88.17	54.10	40.18	54.10

Fourth quarter 2000	88.17	71.17	88.17	54.10	40.18	54.10

Third quarter 2000	88.00	74.67	76.67	50.74	44.76	44.85

Second quarter 2000	83.33	69.83	79.67	50.66	42.99	48.67

First quarter 2000	72.83	63.58	72.83

1999	80.00	67.50	71.67

Fourth quarter 1999	79.92	67.50	71.67

Third quarter 1999	82.25	67.50	70.50

Second quarter 1999	88.00	73.67	77.33

First quarter 1999	82.00	69.08	77.50

1998[3]	108.83	45.00	70.33

1997[3]

[1]	The share prices and volumes have been adjusted for the two-for-one share split that became effective on 8 May 2000 and for the three-for-one share split effective 16 July 2001.
[2]	UBS was listed on 16 May 2000, therefore there are no NYSE figures for periods prior to May 2000. NYSEfigures for second quarter 2000 are for 16 May 2000 to 30 June 2000 only, and NYSE figures for full year 2000 are for 16 May 2000 to 31 December 2000 only.
[3]	UBS was created by the merger of Union Bank of Switzerland and Swiss Bank Corporation, on 29 June 1998. 1998 figures are therefore for the period 29 June 1998 to 31 December 1998 only. There are no figures for 1997.

UBS Shares and market capitalization

				% change from
Number of shares, except where indicated
As at	31.12.01	31.12.00	31.12.99	31.12.00	31.12.99

Total ordinary shares issued	1,281,717,499	1,333,139,187	1,292,679,486	(4)	(1)

Second trading line treasury shares (2000 program)		(55,265,349)

Second trading line treasury shares (2001 program)	(23,064,356)

Shares outstanding for market capitalization	1,258,653,143	1,277,873,838	1,292,679,486	(2)	(3)

Share Price (CHF)	83.80	88.17	71.67	(5)	17

Market Capitalization (CHF million)	105,475	112,666	92,642	(6)	14

Total treasury shares	41,254,951	55,265,349	110,621,142	(25)	(63)

Distribution of UBS Shares

	Shareholders registered			Shares registered
As at 31.12.01
Number of shares registered	Number		%	Number		% of shares issued

1-100	43,268		19.7	2,211,404		0.2

101-1,000	134,713		61.3	52,016,145		4.1

1,001-10,000	38,414		17.5	95,134,124		7.4

10,001-100,000	2,905		1.3	71,936,991		5.6

100,001-1,000,000	338		0.2	94,420,825		7.4

1,000,001-5,000,000	61			127,656,380		10.0

5,000,001-12,817,174 (1%)	14			108,210,291		8.4

1-2%	2			28,812,592		2.2

2-3%	0			0

3-4%	1			40,834,352		3.2

4-5%	1			54,816,479		4.3

Over 5%	1	[1]		88,946,417		6.9

Total registered	219,718		100	764,996,000	[3]	59.7

Unregistered[2]				516,721,499		40.3

Total shares issued				1,281,717,499		100

[1]	As at 31.12.2001, Chase Nominees Ltd., London, was entered as a trustee/nominee holding 6.94% of all shares issued. [2]Shares not entered in the share register at 31 December 2001. [3]154,153,201 shares registered do not carry voting rights.

As far as UBS is aware, UBS is neither directly nor indirectly owned or controlled by another corporation or government, there are no arrangements in place, the operation of which may result in a change in control and UBS has no shareholders whose beneficial ownership exceeds 5% of the total shares issued.

UBS Share Information
UBS Shares 2001

Registered shareholders: type and distribution

	Shareholders		Shares

As at 31.12.2001	Number	%	Number	%

Individual shareholders	210,463	95.8	182,196,910	23.8

Legal entities	8,610	3.9	235,014,128	30.7

Nominees, fiduciaries	645	0.3	347,784,962	45.5

Total	219,718	100.0	764,996,000	100.0

Switzerland	204,582	93.1	396,665,957	51.9

Europe	9,612	4.4	227,465,501	29.7

North America	2,995	1.4	59,904,634	7.8

Other Countries	2,529	1.1	80,959,908	10.6

Total	219,718	100.0	764,996,000	100.0

At 31 December 2001,UBS employees held approximately 8% of all shares issued, and options equivalent to about a further 6%.

Financial Report 2001

Contents

Profile

Introduction	1

UBS Group Financial Highlights	2

UBS Group	3

Our Business Groups	4

Sources of Information about UBS	5

Information for Readers	8

Group Financial Review	17

Group Results	18

Review of Business
Group Performance	31

Introduction	32

UBS Switzerland	38

UBS Asset Management	50

UBS Warburg	56

Corporate Center	70

UBS Group Financial Statements	75

UBS AG (Parent Bank)	171

Additional Disclosure Required under SEC Regulations	183

Introduction

The Financial Report 2001 forms an essential part of our reporting portfolio. It includes the audited Financial Statements of UBS Group for 2001 and 2000, prepared according to International Accounting Standards (IAS) and reconciled to United States Generally Accepted Accounting Principles (US GAAP), and the audited financial statements of UBS AG (the Parent Bank) for 2001, prepared according to Swiss Banking Law requirements. It also contains a discussion and analysis of the financial and business performance of UBS Group and its Business Groups, and some additional disclosures required under Swiss and US regulations.

The Financial Report should be read in conjunction with the other information published by UBS described on page 5.

We hope that you will find the information in these documents useful and informative. We believe that UBS is among the leaders in corporate disclosure, but we would be very interested to hear your views on how we might improve the content and presentation of our information portfolio.

Mark Branson
Head of Group Communications
UBS AG

Profile

UBS Group Financial Highlights

[1]	Operating expenses / operating income before credit loss expense.

[2]	Excludes the amortization of goodwill and other intangible assets.

[3]	For EPS calculation, see Note 9 to the Financial Statements.

[4]	Net profit / average shareholders’ equity excluding dividends.

[5]	Includes hybrid tier 1 capital, please refer to Note 30e in the Notes to the Financial Statements.

[6]	Calculated using the former definition of assets under management.

[7]	The Group headcount does not include the Klinik Hirslanden AG headcount of 2,450, 1,839 and 1,853 for 31 December 2001, 31 December 2000 and 31 December 1999, respectively.

[8]	See the Capital strength section on pages 10 to 11 of the UBS Handbook 2001/2002.

[9]	Details of significant financial events can be found in the Group Financial Review.
All earnings per share figures have been restated for the 3 for 1 share split which took place on 16 July 2001.

Except where otherwise stated, all 31 December 2001 and 31 December 2000 figures throughout this report include the impact of the acquisition of PaineWebber, which occurred on 3 November 2000.

All invested assets figures for 31 December 2000 have been restated to reflect the new definition.

CHF million, except where indicated				% change from
For the year ended	31.12.01	31.12.00	31.12.99	31.12.00

Income statement key figures

Operating income	37,114	36,402	28,425	2

Operating expenses	30,396	26,203	20,532	16

Operating profit before tax	6,718	10,199	7,893	(34)

Net profit	4,973	7,792	6,153	(36)

Cost / income ratio (%)[1]	80.8	72.2	69.9

Cost / income ratio before goodwill (%) [1,2]	77.3	70.4	68.7

Per share data (CHF)

Basic earnings per share [3]	3.93	6.44	5.07	(39)

Basic earnings per share before goodwill [2,3]	4.97	7.00	5.35	(29)

Diluted earnings per share [3]	3.78	6.35	5.02	(40)

Diluted earnings per share before goodwill [2,3]	4.81	6.89	5.30	(30)

Return on shareholders’ equity (%)

Return on shareholders’ equity [4]	11.7	21.5	22.4

Return on shareholders’ equity before goodwill [2,4]	14.8	23.4	23.6

CHF million, except where indicated				% change from
As at	31.12.01	31.12.00	31.12.99	31.12.00

Balance sheet key figures

Total assets	1,253,297	1,087,552	896,556	15

Shareholders’ equity	43,530	44,833	30,608	(3)

Market capitalization	105,475	112,666	92,642	(6)

BIS capital ratios

Tier 1 (%)[5]	11.6	11.7	10.6	(1)

Total BIS (%)	14.8	15.7	14.5	(6)

Risk-weighted assets	253,735	273,290	273,107	(7)

Invested assets (CHF billion)	2,457	2,452	1,744 [6]	0

Headcount (full time equivalents)[7]	69,985	71,076	49,058	(2)

Long-term ratings[8]

Fitch, London	AAA	AAA	AAA

Moody’s, New York	Aa2	Aa1	Aa1

Standard & Poor’s, New York	AA+	AA+	AA+

Earnings adjusted for significant financial events and pre-goodwill2, 9

CHF million, except where indicated				% change from
For the year ended	31.12.01	31.12.00	31.12.99	31.12.00

Operating income	37,114	36,402	26,587	2

Operating expenses	29,073	25,096	20,194	16

Operating profit before tax	8,041	11,306	6,393	(29)

Net profit	6,296	8,799	5,005	(28)

Cost / income ratio (%)[1]	77.3	69.2	73.3

Basic earnings per share (CHF)[3]	4.97	7.28	4.12	(32)

Diluted earnings per share (CHF)[3]	4.81	7.17	4.09	(33)

Return on shareholders’ equity (%)[4]	14.8	24.3	18.2

UBS Group

UBS is one of the world’s leading financial firms, serving a discerning global client base. As an organization, we combine financial strength with a reputation for innovation and a global culture which embraces change. Our vision is to be the pre-eminent global integrated investment services firm and the leading bank in Switzerland. We are the world’s leading provider of private banking services and one of the largest asset managers globally. In the investment banking and securities businesses we are among the select bracket of major global houses. In Switzerland, we are the clear market leader in corporate and retail banking. As an integrated group, not merely a holding company, we create added value for our clients by drawing on the combined resources and expertise of all our businesses.

Our client philosophy puts advice at the heart of relationships. Our priority is to provide premium-quality services to our clients, giving them the best possible choice by supplementing best-in-class products we develop ourselves with a quality-screened selection of products from others.

With head offices in Zurich and Basel, we operate in over 50 countries and from all major international financial centers. Our global physical presence is complemented by leading edge on-line services. All our clients can benefit from our technology – it complements our advisory services and allows us to deliver our services faster, more widely and more cost-effectively than ever before.

Profile

Our Business Groups

All our Business Groups are in the top echelons of their sectors globally and are committed to vigorously growing their franchises.

UBS Switzerland

UBS Switzerland includes the world’s leading private banking business, with CHF 682 billion of invested assets at 31 December 2001. UBS Private Banking provides a comprehensive range of products and services individually tailored for wealthy clients, through offices around the world. UBS Switzerland also provides a complete set of banking and securities services for some four million individual and corporate clients in Switzerland. Its CHF 182 billion of outstanding loans at 31 December 2001 give it around a quarter of the Swiss lending market.

UBS Asset Management

UBS Asset Management is a leading institutional asset manager and mutual fund provider, with invested assets of CHF 672 billion at 31 December 2001, offering a broad range of asset management services and products for institutional and individual clients across the world.

UBS Warburg

UBS Warburg operates globally as a client-driven securities, investment banking and wealth management firm. UBS Warburg provides innovative products, top-quality research and advice, and comprehensive access to the world’s capital markets, for both its own corporate and institutional clients and for the other parts of the UBS Group. UBS PaineWebber, one of the top US wealth managers, became part of UBS Warburg in November 2000. Its distribution network of 8,870 financial advisors manages over CHF 782 billion of invested assets at 31 December 2001. On 1 January 2002, UBS PaineWebber was separated from UBS Warburg to form a new Business Group within UBS.

Corporate Center

Our portfolio of businesses is planned and managed for the long-term maximization of shareholder value. The role of the Corporate Center is to ensure that the Business Groups operate as a coherent and effective whole, in alignment with UBS’s overall corporate goals.

Sources of Information about UBS

This Financial Report contains our audited Financial Statements for the year 2001 and accompanying detailed analysis. You can find out more about UBS from the sources shown below.

Publications

This Financial Report is available in English and German. (SAP-R/3 80531-0201)

Annual Review 2001

Our Annual Review contains a short description of UBS, and a summary review of our performance in the year 2001. It is available in English, German, French, Italian and Spanish. (SAP-R/3 80530-0201)

Handbook 2001/2002

Our Handbook 2001/2002 contains a detailed description of UBS, its strategy, its organization and the businesses that make it up. It is available in English and German. (SAP-R/3 80532-0201)

Quarterly reports

We provide detailed quarterly financial reporting and analysis, including comment on the progress of our businesses and key strategic initiatives. These reports are available in English.

How to order reports

Each of these reports is available on the internet at: www.ubs.com/investors, in the Financials section. Alternatively, printed copies can be ordered, quoting the SAP number and the language preference where applicable, from UBS AG, Information Center, CA50-XMB, P.O. Box, CH-8098 Zurich, Switzerland.

E-information tools for investors

Website

Our Investors and Analysts website at www.ubs.com/investors offers a wide range of information about UBS, including our financial reporting, media releases, UBS share price graphs and data, corporate calendar and dividend information and copies of recent presentations given by members of senior management to investors at external conferences.
    Our internet-based information is available in English and German, with some sections also in French and Italian.

Messenger service

On the Investors and Analysts website, you can register to receive news alerts about UBS via SMS or e-mail. Messages are sent in either English or German and users are able to state their preferences for the theme of the alerts received, e.g. SEC filings or webcasts.

Results presentations

Senior management presents UBS’s quarterly results every quarter on publication date. These presentations are broadcast live over the internet, and can be downloaded on demand. The most recent results webcasts can also be found in the Financials section of our Investors and Analysts website.

UBS and the Environment

The Handbook 2001/2002 contains a summary of UBS environmental policies. More detailed information is available at www.ubs.com/environment.

Form 20-F and other submissions to the US Securities and Exchange Commission

We file periodic reports and other information about UBS with the US Securities and Exchange Commission (SEC). Principal among these filings is the Form 20-F, our Annual Report filed pursuant to the US Securities Exchange Act of 1934.
    Our Form 20-F filing is structured as a “wrap-around” document. Most sections of the filing are satisfied by referring to part of the Handbook or to part of this Financial Report

Profile

2001.  However, there is a small amount of additional information in the Form 20-F which is not presented elsewhere, and is particularly targeted at readers from the US. You are encouraged to refer to this additional disclosure.

    You may read and copy any document that we file with the SEC on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 450 Fifth Street NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 (in the US) for further information on the operation of its public reference room. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005 and the American Stock Exchange LLC, 86 Trinity Place, New York, NY 10006. Much of this additional information may also be found on the UBS website at www.ubs.com/investors, and copies of documents filed with the SEC may be obtained from UBS’s Investor Relations team, at the addresses shown below.

Corporate information

The legal and commercial name of the company is UBS AG. The company was formed on 29 June 1998, when Union Bank of Switzerland (founded 1862) and Swiss Bank Corporation (founded 1872) merged to form UBS.

    UBS AG is incorporated and domiciled in Switzerland and operates under Swiss Company Law and Swiss Federal Banking Law as an Aktiengesellschaft, a corporation that has issued shares of common stock to investors.
    The address and telephone number of our two registered offices and principal places of business are:
    Bahnhofstrasse 45, CH-8098 Zurich, Switzerland, telephone +41-1-234 11 11;
    and Aeschenvorstadt 1, CH-4051 Basel, Switzerland, telephone +41-61-288 20 20.
    UBS AG shares are listed on the SWX Swiss Exchange and traded through virt-x (a joint venture between Tradepoint and the SWX Swiss Exchange). They are also listed on the New York Stock Exchange and on the Tokyo Stock Exchange.

UBS Investor Relations	E-mail: sh-investorrelations@ubs.com		Web: www.ubs.com/investors

Our Investor Relations team
supports institutional,
professional and retail	Zurich		New York
investors from offices
in Zurich and New York.	Hotline Zurich:	+41 1 234 4100	Hotline New York:	+1 212 713 3641

	Christian Gruetter	+41 1 234 4360	Richard Feder	+1 212 713 6142

	Mark Hengel	+41 1 234 8439	Christopher McNamee	+1 212 713 3091

	Charles Gorman	+41 1 234 2733

	Catherine Lybrook	+41 1 234 2281

	Fax	+41 1 234 3415	Fax	+1 212 713 1381

	UBS AG Investor Relations G41B P.O. Box CH-8098 Zurich, Switzerland		UBS Americas Inc. Investor Relations 1285 Avenue of the Americas, 14th Floor New York, NY 10019, USA

UBS Group Media Relations		Telephone	Fax	E-mail

	Zurich	+41 1 234 8500	+41 1 234 8561	sh-gpr@ubs.com

	London	+44 20 7567 4714	+44 20 7568 0955	sh-mr-london@ubsw.com

	New York	+1 212 713 8391	+1 212 713 9818	mediarelations-ny@ubsw.com

	Tokyo	+81 3 5208 6275	+81 3 52 08 69 51	sh-comms-mktg-tokyo@ubs.com

Other useful contacts

Switchboards		Telephone

For all general queries.	Zurich	+41 1 234 1111

	London	+44 20 7568 0000

	New York	+1 212 821 3000

	Tokyo	+81 3 5293 3000

UBS Shareholder Services		Telephone	Fax	E-mail
UBS Shareholder Services,
a unit of the Company Secretary, is responsible for	Zurich	+41 1 235 6202	+41 1 235 3154	sh-shareholder-service@ubs.com
Global Registered Shares. It
the registration of the
is split into two parts – a Swiss register, which is maintained by UBS acting as Swiss transfer agent, and a US register, which is maintained by Mellon Investor Services as US transfer agent (see below).	UBS AG Shareholder Services P.O. Box CH-8098 Zurich, Switzerland

UBS Transfer Agent For all Global Registered Share related queries in the USA.	Mellon Investor Services Overpeck Center 85 Challenger Road Ridgefield Park, NJ 07660, USA.		Telephone: +1 866 541 9689 Fax: +1 201 296 4801 Web: http://www.melloninvestor.com

UBS listed its Global Registered Shares on the New York Stock Exchange on 16 May 2000. Prior to that date UBS operated an ADR program. See the Frequently Asked Questions (FAQs) section at www.ubs.com/investors for further details about the UBS share.

Profile

Information for Readers

You should read the discussion and analysis in the Group Financial Review and Review of Business Group Performance in conjunction with the UBS Group Financial Statements and the related notes, which are shown in pages 75 to 169 of this document.

Parent Bank

Pages 171 to 181 contain the financial statements for the UBS AG Parent Bank – the Swiss company, including branches worldwide, which owns all the UBS Group companies, directly or indirectly. Except in those pages, or where otherwise explicitly stated, all references to “UBS” refer to the UBS Group and not to the Parent Bank.

Accounting standards

The UBS Group Financial Statements have been prepared in accordance with International Accounting Standards (IAS). As a US listed company, UBS Group provides a description in Note 40 of its Financial Statements of the significant differences which would arise were our accounts to be presented under United States Generally Accepted Accounting Principles (US GAAP), and a detailed reconciliation of IAS shareholders’ equity and net profit to US GAAP. Major differences between Swiss federal banking law requirements and IAS are described in Note 39 to the UBS Group Financial Statements.
    Except where clearly identified otherwise, all of UBS Group’s financial information presented in this document is presented on a consolidated basis under IAS.
    The Parent Bank’s financial statements are prepared in order to meet Swiss regulatory requirements and in compliance with Swiss federal banking law.
    All references to 2001, 2000 and 1999 refer to the UBS Group and the Parent Bank’s fiscal years ended 31 December 2001, 2000, and 1999, respectively. The Financial Statements for the UBS Group and the Parent Bank for each of these periods have been audited by Ernst & Young Ltd., as described in the Report of the Independent Auditors on page 169 and the Report of the Statutory Auditors on page 181.

Implementation of IAS 39

On 1 January 2001, UBS Group adopted the new accounting standard IAS 39: Recognition and measurement of financial instruments. The principal effects on our accounts are outlined below.

Profit and loss impact

UBS’s strategy has always been to minimize the profit and loss volatility that can be caused by “non-qualifying” hedges. As a result, implementation of IAS 39 has not had any significant effects on UBS’s net profit, and is not expected to do so in the foreseeable future.

Changes to shareholders’ equity

For the first time this year we identify “Gains/Losses not recognized in the income statement” as a separate section within shareholders’ equity. Within this we show three sub-sections, Foreign currency translation (which was an existing line in shareholders’ equity, reported in previous years) and two new sub-sections introduced as a result of the adoption of IAS 39 on 1 January 2001: Unrealized gains/losses on available for sale investments and Changes in fair value of derivative instruments designated as cash flows hedges. Both sub-sections had opening balances:
–	The opening balance of Unrealized gains/losses on available-for-sale investments was a net gain of CHF 1,577 million, net of taxes, due to unrealized mark-to-market gains on financial investments classified as available for sale which were principally attributable to private equity investments, but also included other financial investments held by the Group.
–	The opening balance of Changes in fair value of derivative instruments designated as cash flows hedges was a net loss of CHF 380 million, net of taxes, due to unrealized mark-to-market losses on derivatives designated as cash flow hedges. These losses were previously

UBS / SBC merger restructuring provision used

					For the year ended

CHF million	Personnel	IT	Premises	Other	31.12.01	31.12.00	31.12.99

UBS Switzerland	361	23	35	0	419	228	916

UBS Asset Management	2	0	0	0	2	7	15

UBS Warburg	0	0	0	0	0	0	348

Corporate Center	7	0	267	14	288	464	565

Group total	370	23	302	14	709	699	1,844

Initial restructuring provision in 1997					7,000

Additional provision in 1999					300

Used in 1998					4,027

Used in 1999					1,844

Used in 2000					699

Used in 2001					709

Total used up to 31.12.2001					7,279

Released to the income statement					21

Restructuring provision at 31.12.2001					0

recorded in the balance sheet as a part of deferred losses.

    All movements within these categories are now recorded each year in the Statement of changes in equity.

Other changes to accounting presentation

For comparative purposes, UBS Group’s 2000 and 1999 figures have been restated to conform to the presentation used in 2001, reflecting changes in methods of presentation, including the reclassification of Money market paper held as Trading portfolio assets or Financial Investments, as appropriate, and of Money market paper issued as Debt issued.
    Note 1 to the UBS Group Financial Statements includes a detailed explanation of these and other accounting changes.
    The segment reporting shown in Note 2 to UBS Group Financial Statements has been restated to reflect the organization of the Group during 2001. See the Review of Business Group performance for details of changes since the 2000 presentation.

PaineWebber merger

Except where otherwise stated, all 2000 figures for UBS Group throughout this report, include the impact of the merger with Paine Webber Group, Inc., which was completed on 3 November 2000. Under purchase accounting rules, the results for 2000 reflect PaineWebber’s income and expenses for two months only, from 3 November 2000 until 31 December 2000. Results for 2001 include PaineWebber for the full year, while results for 1999 contain no contribution from PaineWebber.

Restructuring provision

The 1998 merger of Swiss Bank Corporation and Union Bank of Switzerland, which was completed on 29 June 1998, was accounted for under the “pooling-of-interests” method of accounting, referred to in IAS as “uniting of interests”. Under this method, a single uniform set of accounting policies was adopted and applied retrospectively for the restatement of comparative information.
    After the merger was effected, we began integrating the operations of the two predecessor banks. This process included streamlining operations, eliminating duplicate information technology infrastructure, and consolidating banking premises. At the time of the merger, we established a restructuring provision of CHF 7 billion to cover UBS’s expected costs associated with the integration process.
    In December 1999, we recognized an additional pre-tax restructuring charge of CHF 300 million in respect of the merger. The majority of the additional provision was due to revised estimates of the cost of lease breaks and property disposals.
    We have now completed the integration and restructuring process relating to the merger. At

Profile

31 December 2001, CHF 21 million of the restructuring provision remained and was released to the income statement.

Critical accounting policies

We prepare our Financial Statements in accordance with IAS, and provide a reconciliation to US GAAP. When feasible, we try to reduce the differences between our Financial Statements under the two standards by applying accounting policies that are in accordance with both sets of standards. This approach limits (but does not completely eliminate) the range of elective accounting treatments available to us, but there are still rules under both standards which require us to apply judgment and make estimates in preparing our Financial Statements. The more significant of these accounting treatments are discussed in this section, as a guide to better understanding how their application affects our reported results and our disclosure. A broader description of the accounting policies we employ is shown in Note 1 to the UBS Group Financial Statements.
    The existence of alternatives and the application of judgment mean that any selection of different alternatives or estimates would cause our reported results to differ. We believe that the choices we have made are appropriate, and that our Financial Statements therefore present our financial position and results fairly, in all material respects. The alternative outcomes discussed below are presented solely to assist the reader to understand our Financial Statements, and are not intended to suggest that other alternatives or estimates would be more appropriate.
    Many of the judgments which we make in applying accounting principles depend on an assumption, which we believe to be correct, that UBS maintains sufficient liquidity to hold positions or investments until a particular trading strategy matures – i.e. that we do not need to realize positions at unfavorable prices in order to fund immediate cash needs. Liquidity is discussed in more detail on pages 80 to 83 of the UBS Handbook 2001/2002.

Financial instruments – fair value

Our trading portfolio assets and liabilities are recorded at fair value. As such, they must be recorded at fair value at each balance sheet date, with changes in fair value recorded as trading income in the income statement. Key judgments affecting this accounting policy relate to how we determine fair value for such assets and liabilities.
    Where liquid markets exist, fair value is based on quoted market prices. However, for certain complex or illiquid financial instruments, we have to use projections, estimates and models to determine fair value. In addition, judgmental factors such as the need for credit adjustments, liquidity adjustments and other valuation adjustments affect the reported fair value amounts of many assets and liabilities. Further details of our valuation policies, including stress loss scenarios and interest rate risks, are given in the Risk Analysis section of the UBS Handbook 2001/2002, on pages 61 to 76.
    We believe the assumptions and estimates we have used are reasonable and supportable in the existing market environment. Because of the range of assumptions and estimates that could be used and the number of different sorts of products covered, it is not possible to quantify or meaningfully disclose the impact of using different assumptions and estimates that would also be supportable.
    Hedge accounting. IAS 39 allows a company to apply hedge accounting if it fully complies with the specified hedge criteria. We have chosen to apply hedge accounting whenever we meet these criteria so that our Financial Statements clearly reflect the economic hedge effect obtained from the use of these instruments.
    Over the entire life of an effective hedging instrument, changes in the fair value or cash flows of the hedged item can be expected to be almost fully offset by changes in the fair value or cash flows of the hedging instrument, so the net impact on profit over time is relatively small. However, if the hedged item is one that would normally not be recorded at fair value (for instance if it is held at cost less impairment), but the hedging instrument is of a sort that would normally be accounted for at fair value, there could be substantial differences in the profit and loss effect for the two items during specific accounting periods, although over the whole life of the instrument these would be expected to balance out.
    Applying hedge accounting means that changes in the fair values of designated hedging instruments affect reported net profit in a period only to the extent that each hedge is ineffective.

Alternatively, if we were to choose not to apply hedge accounting, the entire change in fair value of the designated hedging instruments in each individual reporting period would be reported in net income for that period, regardless of the economic effectiveness of the hedge. For 2001, this would have resulted in a pre-tax gain of CHF 240 million. We believe that not applying hedge accounting could lead to misinterpretations of our results and financial position, since hedging transactions could have a material impact on reported net profit in a particular period, although over the total life of a hedge the net effect of the two treatments is identical.

Financial investments – available for sale

UBS has classified some of its financial assets, including investments not held for trading purposes, as available-for-sale. This classification is based on our determination that these assets are not held for the purpose of generating short-term trading gains. Upon adoption of IAS 39 at 1 January 2001, we elected to record changes in the fair value of available-for-sale assets in a separate component of shareholders’ equity rather than in income. Had we made a different election, any changes in the fair value of these assets (i.e. unrealized gains or losses) would be reflected in the income statement. Similarly, if we had originally decided that these were trading assets, or if we were to reclassify these assets as trading assets, changes in fair value would then have to be reflected in income rather than shareholders’ equity. The amount of unrealized gains or losses on the balance sheet date is disclosed in the statement of changes in equity in the UBS Group Financial Statements.
    Companies held in our private equity portfolio are not consolidated in UBS’s Financial Statements. This treatment has been determined after considering such matters as liquidity, exit strategies and degree and timing of our influence and control over these investments.
    We classify our private equity investments as financial investments available-for-sale, and carry them on the balance sheet at fair value, with changes in fair value being recorded directly in equity, while unrealized losses which are determined to be permanent are recorded in our income statement as impairment charges. Since quoted market prices are generally unavailable for these companies, fair value is determined by applying recognized valuation techniques, which require the use of assumptions and estimates. While we believe that the assumptions and estimates we use to determine fair value are reasonable and supportable, different assumptions and estimates could be used, which would lead to different results. In addition, the determination of when a decline in fair value below cost is permanent is judgmental by nature, so profit and loss would be affected by differences in this judgment.

Goodwill and other intangible assets

We regularly review assets that are not carried at fair value for possible impairment indications. If impairment indicators are identified we make an assessment about whether the carrying value of such assets remains fully recoverable. When making this assessment we compare the carrying value to the market value, if available, or the value in use. Value in use is determined by discounting expected future net cash flows generated by an asset or group of assets to its present value. Determination of the value in use requires management to make assumptions and use estimates. We believe that our assumptions and estimates used are reasonable and supportable in the existing market environment, but different ones could be used which would lead to different results.
    The single most significant amount of goodwill relates to the acquisition of PaineWebber. The valuation model used to determine the fair value of UBS PaineWebber is sensitive to changes in the assumptions about the discount rate, growth rate and expected cash flows (i.e., assumptions about the future performance of the business). Adverse changes in any of these factors could lead us to record a goodwill impairment charge.

Allowances and provisions for credit losses

UBS has an extensive loan portfolio which is exposed to credit risk. These loans are initially recorded at cost (i.e., at the net amount of proceeds lent), and then held at amortized cost reduced for credit reserves. Credit reserves are based upon management’s assessment of the likelihood that the borrower will not repay principal and interest according to the contractually agreed terms. Had we made different judgments about the need for credit reserves and their amounts, our credit loss expense charge would have been different.

Profile

    Further details of our policies in this area are given in the Risk Analysis section of the UBS Handbook 2001/2002, on pages 61 to 76.

Securitizations and Special Purpose Entities

UBS sponsors the formation of Special Purpose Entities (SPEs) primarily for the purpose of allowing clients to hold investments, for asset securitization transactions, and for credit protection. In accordance with IAS we do not consolidate those SPEs that we do not control. Under applicable accounting standards, determining the existence of control of an SPE is a complex matter and often requires judgments to be made about risks and rewards and the ability to make operating decisions for the SPE.
    The main difference to our financial statements between consolidation and non-consolidation of SPEs is generally that only in the latter case can we recognize gains arising on securitization of assets and other transactions.
    UBS has a comprehensive process for monitoring and controlling the creation and running of SPEs, designed to ensure that they are only created for purposes connected with our business, that any change of status, such as the activation of a dormant SPE, is appropriate and that the SPEs and their assets and liabilities are correctly accounted for.
    UBS manages the risk of consolidated SPEs in the same way as for any other subsidiary. Unconsolidated SPEs are treated like any other unaffiliated counterparty, under normal credit risk principles.

Principal types of SPE used by UBS

SPEs used to allow clients to hold investments are structures that allow one or more clients to invest in an asset or set of assets which are purchased by the SPE in the open market and not transferred from UBS. The risk or reward of the assets held by the SPE resides with the customer – UBS has no exposure to them. Typically, UBS will receive service and commission fees for creation of the SPE, or because it acts as investment manager, custodian or in some other function.
    These SPEs range from mutual funds to trusts investing in real estate, for example UBS Alternative Portfolio AG, which provides a vehicle for investors to invest in a diversified range of alternative investments through a single share. The majority of our SPEs fall into this category. SPEs created for client investment purposes are generally not consolidated.
    SPEs used for securitization. SPEs for securitization are created when UBS has an asset (for example a portfolio of loans) which it sells to an SPE. The SPE in turn sells interests in the asset as securities to investors. Consolidation of these SPEs depends on whether UBS retains the risks and rewards of the assets in the SPE.
    We do not consolidate SPEs for securitization if UBS no longer retains any significant exposure (gain or loss) to the returns, including liquidation, on the assets sold to the SPE. This type of SPE is a bankruptcy remote entity – if UBS were to go bankrupt the holders of the securities would clearly be owners of the asset, while if the SPE were to go bankrupt the securities holders would have no recourse to UBS.
    However, in some cases UBS does retain exposure to some of the returns from the assets sold to the SPE – for example first loss on a loan portfolio. In these cases we consolidate the SPE and then derecognize the assets to the extent that we do not have exposure.
    SPEs for credit protection are set up to allow UBS to sell the credit risk on portfolios to investors. They are primarily to allow UBS to have a single counterparty (the SPE) which sells credit protection to UBS. The SPE in turn has a large number of investors who provide it with capital and participate in the risks and rewards of the credit events that it insures. SPEs for credit protection are generally consolidated.

Equity compensation

IAS does not specifically address the recognition and measurement of equity-based compensation plans, including employee option plans. Extensive literature on accounting for options granted to employees exists under US GAAP, which permits a company to elect either the intrinsic value method or the fair value method. Under the intrinsic value method, if the exercise price of options granted is equal to or greater than the fair value of the underlying equity at grant date, no compensation expense need be recorded. Under the fair value method, an amount would be computed for such options and charged to compensation expense. For IAS, UBS records as compensation expense only the intrinsic value at grant date, if any, of options granted to employees. Subsequent changes in value are not recognized. Further information on UBS equity compensation plans is disclosed in Note 33 to the Financial Statements.

Deferred tax

UBS records a valuation allowance to reduce its deferred tax assets to the amount that we believe can be realized in our future tax returns. Our valuation allowance is based on the assessment of future taxable income and our tax planning strategies. At each balance sheet date, existing assessments are reviewed and, if necessary, revised to reflect changed circumstances. Changes in circumstances may result in either an increase or reduction of the valuation allowance, and therefore net income, depending on an adverse or favorable change of the factors that impact the recognized deferred tax assets. See Note 22 to the Financial Statements for further details.

Segment reporting

The policies used in preparation of our segment reporting affect the split of our income and expenses between the different Business Groups. Applying different rules would lead to different net profit in the different Business Groups, but would have no effect on the total Group profits.
    The most significant of these policies is the treatment of credit loss expense. If we had not applied the concept of adjusted expected loss in calculating the credit loss expense for each Business Group, Corporate Center would have incurred a significantly higher loss, UBS Warburg would have achieved a slightly lower profit and UBS Switzerland a significantly higher profit, in both 2001 and 2000. The concept of adjusted expected credit loss is explained in more detail in the Management Accounting section of this report on pages 32 to 36, which includes a table which reconciles the adjusted expected credit loss amount charged to the Business Groups with the actual IAS credit loss.

Significant financial events

We analyze UBS’s performance on a reported basis determined in accordance with IAS, and on a normalized basis which excludes from the reported amounts certain items we term significant financial events.
    We use figures adjusted for significant financial events to illustrate the underlying operational performance of our business, insulated from the impact of one off gains or losses outside the normal run of business. In particular, our financial targets have been set in terms of adjusted results, excluding significant financial events. A policy approved by the Group Executive Board defines which items may be classified as significant financial events. In general an item that is treated as a significant financial event should be:
–	Non-recurring
–	Event specific
–	Material at Group level
–	UBS-specific, not industry-wide
and should not be a consequence of the normal run of business.
    Examples of items that we would treat as significant financial events include the gain or loss on the sale of a significant subsidiary or associate, such as the divestment in 1999 of UBS’s stake in Swiss Life/Rentenanstalt, or the restructuring costs associated with a major integration, such as the merger with PaineWebber.
    Significant financial events are not a recognized accounting concept under IAS or US GAAP, and are therefore not separately reflected in the UBS Group Financial Statements. We restrict the use of numbers which have been adjusted for significant financial events to UBS’s business unit reporting and to the discussion and analysis of the Group’s results and the accompanying illustrative tables. Where tables in the Business Group reporting show adjusted figures, we also include a table showing the reported figures.
    We clearly identify all adjusted figures as such, and clearly disclose both the pre-tax amount of each individual significant financial event, and the net tax benefit or loss associated with all the significant financial events in each period.
    We have not declared any significant financial events in 2001.
    Significant financial events during 1999 and 2000 are shown in the table on page 14 and described in more detail below.
–	During 2000, we recorded restructuring charges and provisions of CHF 290 million pre-tax relating to the integration of PaineWebber into UBS.
–	During 1999, we recognized pre-tax gains of CHF 1,490 million on the sale of our 25% stake in Swiss Life/Rentenanstalt; CHF 110

Profile

Significant Financial Events

CHF million				%changefrom
For the year ended	31.12.01	31.12.00	31.12.99	31.12.00

Operating income as reported	37,114	36,402	28,425	2

Julius Baer registered shares divestment			(110)

International Global Trade Finance divestment			(200)

Swiss Life / Rentenanstalt divestment			(1,490)

LTCM gain			(38)

Adjusted operating income	37,114	36,402	26,587	2

Operating expenses as reported	30,396	26,203	20,532	16

US Global Settlement Fund provision		(150)	(154)

Pension Fund Accounting credit			456

UBS / SBC Restructuring provision			(300)

PaineWebber integration costs		(290)

Adjusted operating expenses	30,396	25,763	20,534	18

Adjusted operating profit before tax and minority interests	6,718	10,639	6,053	(37)

Tax expense	1,401	2,320	1,686	(40)

Tax effect of significant financial events		100	(352)

Adjusted tax expense	1,401	2,420	1,334	(42)

Minority interests	(344)	(87)	(54)	295

Adjusted net profit	4,973	8,132	4,665	(39)

Adjusted net profit before goodwill	6,296	8,799	5,005	(28)

million on the disposal of Julius Baer registered shares; CHF 200 million on the sale of our international Global Trade Finance business; and CHF 38 million from our residual holding in Long Term Capital Management.
–	In fourth quarter 1999, we recognized a one-time credit of CHF 456 million in connection with excess employer pre-payments to staff pension funds.
–	In fourth quarter 1999, UBS recognized an additional pre-tax restructuring charge of CHF 300 million in respect of the 1998 merger between Union Bank of Switzerland and Swiss Bank Corporation.
–	During 1998, we established a provision of CHF 842 million in connection with the US Global Settlement of World War II related claims. We recognized additional pre-tax provisions relating to this claim of CHF 154 million in 1999 and CHF 150 million in 2000.

Risk factors

As a global financial services firm, UBS’s businesses are affected by the external environment in the markets in which UBS operates. In particular, the results of our business in Switzerland, and notably the results of our credit-related activities, would be adversely affected by any deterioration in the state of the Swiss economy because of the impact this would have on our customers’ creditworthiness. More generally, global economic and political conditions can impact UBS’s results and financial position by affecting the demand for our products and services, and the credit quality of our borrowers and counterparties. Similarly, any continued prolonged weakness in international securities markets would affect our business revenues through its effect on our clients’ investment activity and the value of their invested assets, which would in turn reduce our revenues from wealth management businesses.

Competitive forces

UBS faces intense competition in all aspects of its business. We compete with asset managers, retail and commercial banks, private banking firms, investment banking firms, brokerage firms and other investment services firms. In addition, the trend toward consolidation in the global financial services industry is creating competitors with broader ranges of product and service offerings, increased access to capital, and greater efficiency and pricing power.

Fluctuations in currency exchange rates and interest rates

Because UBS prepares its accounts in Swiss francs, changes in currency exchange rates, particularly between the Swiss franc and the US dollar, may have an effect on the earnings that UBS reports. (Revenues in US dollars represent the major part of our non-Swiss franc earnings). Our approach to managing this risk is explained in the Currency management section of the Group Treasury chapter in the UBS Handbook 2001/2002.
    In addition, changes in financial market structures can affect our earnings. For example, the establishment of the euro during 1999 affected foreign exchange markets in Europe by reducing the extent of foreign exchange dealings among member countries and generating more harmonized financial products. Movements in interest rates can also affect our results. Our interest income is affected by changes in interest rates, although the precise mechanisms are complicated. Interest rate movements can also affect our fixed income trading portfolio and the investment performance of our asset management businesses. For further discussion of the effect of interest rate changes on our business see the Interest rate risk management section of the discussion of the Group Treasury chapter in the UBS Handbook 2001/2002.

Operational risks

All our businesses are dependent on our ability to process a large number of complex transactions across numerous and diverse markets in different currencies and subject to many different legal and regulatory regimes. UBS’s systems and processes are designed to ensure that the risks associated with our activities are appropriately controlled, but we recognize that any weaknesses in these systems could have a negative impact on the results of our operations.
    As a result of these and other factors beyond our control, UBS’s revenues and operating profit have been and are likely to continue to be subject to a measure of variability from period to period. Therefore UBS’s revenues and operating profit for any particular fiscal period may not be indicative of sustainable results, may vary from year to year and may impact our ability to achieve UBS’s strategic objectives.
    For a discussion of UBS’s risk management and control procedures see the Risk Management and Control section of the UBS Handbook 2001/2002.

Group Financial Review
Group Results

Group Results

2001

UBS made significant progress in 2001, successfully integrating UBS PaineWebber, building our European wealth management business and expanding our presence in corporate finance, particularly in the US. Our clients invested substantial net new money through our private client and asset management businesses, and we significantly improved our investment banking market share. It has been a challenging year for us financially, with a difficult market environment depressing trading returns, transaction volumes, and private equity valuations, in stark contrast to the buoyant climate in 2000. Despite the markets, relative operational performance in our core businesses has remained strong and we have benefited from our prudent attitude to risk and careful cost control.

Group targets

We focus on four key performance targets, designed to ensure that UBS delivers continually improving returns to its shareholders.
–	We seek to increase the value of UBS by achieving a sustainable, after-tax return on equity of 15–20%, across periods of varying market conditions.
–	We aim to increase shareholder value through double-digit average annual percentage growth of basic earnings per share (EPS), across periods of varying market conditions.
–	Through cost reduction and earnings enhancement initiatives, we aim to reduce UBS’s cost/income ratio to a level that compares positively with best-in-class competitors.
–	We aim to achieve a clear growth trend in net new money in the private client businesses (Private Banking and Private Clients).
    The first three targets are all measured pre-goodwill amortization, and adjusted for significant financial events.
    Our performance against these targets in 2001 reflects the extremely difficult market conditions we have faced. Before goodwill and adjusted for significant financial events:
–	Our return on equity for 2001 was 14.8%, only just below our target range of 15–20%.

UBS Group Performance against Targets

For the year ended	31.12.01	31.12.00	31.12.99

RoE (%)

as reported	11.7	21.5	22.4

before goodwill and adjusted for significant financial events[1]	14.8	24.3	18.2

Basic EPS (CHF)

as reported	3.93	6.44	5.07

before goodwill and adjusted for significant financial events[1]	4.97	7.28	4.12

Cost / income ratio (%)

as reported	80.8	72.2	69.9

before goodwill and adjusted for significant financial events[1]	77.3	69.2	73.3

Net new money, private client units (CHF bn)[2,3]

UBS Switzerland – Private Banking	22.5	2.8	2.3

UBS Warburg – Private Clients	36.0	15.2	2.0

Total	58.5	18.0	4.3

[1]	Excludes the amortization of goodwill and other intangible assets.

[2]	Excludes interest and dividend income.

[3]	Calculated using the former definition of assets under management in 2000 and 1999.

Although this is lower than the 24.3% that we achieved in 2000, it represents a solid performance when set in the context of the trading environment. Our return on equity in 2000 was boosted by extremely high returns in the exuberant markets of the first half-year, while this year has seen much weaker economic and stock market performance combined with higher average equity resulting from the acquisition of PaineWebber in fourth quarter 2000.

–	Basic earnings per share fell 32% to CHF 4.97, a level still 21% higher than we achieved in 1999. Outstanding shares started 2001 higher than in most of 2000, as a result of issuance to fund the merger with PaineWebber, but our continued buy-back program meant that by 31 December 2001 they were again below the pre-merger level.
–	The cost/income ratio for the year rose from 69.2% to 77.3%, reflecting lower revenues, the poor performance of our private equity portfolio this year and the influence of the relatively high cost/income ratio typical of

UBS PaineWebber’s business. Despite this rise, operating expenses remained under tight control, with decreases from 2000 levels in UBS Switzerland’s Private Banking and Private and Corporate Clients business units and UBS Warburg’s Corporate and Institutional Clients business unit, and a clear reduction through the year in UBS Warburg’s Private Clients business unit.

    Our disciplined approach to both compensation and non-personnel costs allows us to continue investing in the future growth of our key businesses. The percentage of revenue which we dedicate to rewarding our staff has remained almost unchanged since last year in our most important businesses, reflecting a substantial decrease in bonus payments.

    Our asset gathering activities have delivered very strong results this year, with inflows in the private client units (Private Banking and Private Clients) of CHF 58.5 billion during 2001, compared to CHF 18.0 billion in 2000. Over the whole Group, we attracted a total of

Group Financial Review
Group Results

Invested Assets

			Net new	Net new
			money[2]	money[2,3]
CHF billion	31.12.01	31.12.00[1]	2001	2000

UBS Group	2,457	2,452

UBS Switzerland

Private and Corporate Clients	320	345	8.5	0.4

Private Banking	682	691	22.5	2.8

UBS Asset Management

Institutional	328	323	6.2	(70.8)

Mutual funds	344	319	28.7	2.9

UBS Warburg

Private Clients	782	773	36.0	15.2

UBS Capital	1	1	0.1

[1]	Calculated using the new definition of invested assets.

[2]	Excludes interest and dividend income.

[3]	Calculated using the former definition of assets under management.

CHF 102.0 billion in net new money, as clients increasingly value the quality of our advice and the breadth and depth of our wealth management capabilities.

Net profit

Our net profit for the year 2001 was CHF 4,973 million, 36% less than the CHF 7,792 million achieved in 2000, reflecting the much more difficult market environment in 2001.
    The merger with PaineWebber resulted in much higher goodwill amortization expense in 2001 than in 2000. Pre-goodwill, net profit for the year was CHF 6,296 million, 26% lower than we achieved in the much stronger markets of 2000 and 28% lower if adjusted for significant financial events.

Operating income

Operating income was 2% higher in 2001 than in 2000, at CHF 37,114 million, with the effect of much more difficult market conditions offset by the addition of UBS PaineWebber’s businesses.
    There were no significant financial events that affected operating income in either 2001 or 2000.
    Net interest income was 1% lower than in 2000, at CHF 8,041 million, compared to CHF 8,130 million in 2000, and net trading income was 12% lower than in 2000 at CHF 8,802 million, compared to CHF 9,953 million in 2000.
    Various factors can alter the mix between net interest income and net trading income between periods.
    As well as income from interest margin based activities (for example loans and deposits), net interest income includes some income earned as a result of trading activities (such as coupon and dividend income). This component is volatile from period to period, depending on the composition of the trading portfolio.
    Furthermore, the classification of income arising from positions and their offsetting economic hedging transactions may be different. In fourth quarter 2001 this effect was particularly pronounced, as a result of the significant fall in short term USD interest rates which substantially reduced our borrowing costs, so boosting net interest income for the quarter. Our overall interest rate exposures are limited by hedging transactions using derivative instruments. As the USD rates fell, these economic hedges generated mark-to-market losses recorded in fixed income net trading income, offsetting a portion of the gains in net interest income.

Net Interest and Trading Income

CHF million				% change from
For the year ended	31.12.01	31.12.00	31.12.99	31.12.00

Net interest income	8,041	8,130	5,909	(1)

Net trading income	8,802	9,953	7,719	(12)

Total net interest and trading income	16,843	18,083	13,628	(7)

Breakdown by business activity:

Net income from interest margin products	5,694	5,430	5,139	5

Net income from trading activities	11,529	12,642	8,200	(9)

Net income from treasury activities	1,424	762	628	87

Other[1]	(1,804)	(751)	(339)	(140)

Total net interest and trading income	16,843	18,083	13,628	(7)

[1]	Principally goodwill funding costs.

    In order to provide a better explanation of the movements in net interest income and net trading income, we produce the disclosure shown above which sums net interest income and net trading income, and then analyzes the total according to the business activities which gave rise to the income, rather than by the type of income generated.

    Net income from interest margin products increased 5% from CHF 5,430 million to CHF 5,694 million, driven by the inclusion of UBS PaineWebber.
    Net income from trading activities was CHF 11,529 million, 9% lower than the CHF 12,642 million achieved in 2000. Falling interest rates and increased volatility in debt markets led to a very strong year for fixed income and foreign exchange trading, but equity trading revenues suffered from much lower market volumes, increased volatility and reduced arbitrage opportunities.
    Net income from treasury activities was 87% higher than in 2000, at CHF 1,424 million, reflecting two main factors:
–	increased income from our invested equity, as a result of the expansion of our capital base since the PaineWebber merger, and changes in the investment portfolio’s maturity structure leading to an increase in average interest rates;
–	and improved currency management results due to introduction of a new economic hedging strategy and some one-off gains.
    Other net trading and interest income principally reflects the costs of goodwill funding, with the CHF 1,053 million increase in cost from CHF 751 million in 2000 to CHF 1,804 million in 2001 mainly due to goodwill funding costs arising from the acquisition of PaineWebber.
    Credit loss expense. In 2001 credit loss expenses amounted to CHF 498 million, compared to a net recovery of CHF 130 million in 2000 but down from an expense of CHF 956 million in 1999.
    The global credit environment declined rapidly throughout 2001, with overall default rates as high as during the last major global recession in 1991. The phenomenon of investment grade companies falling into restructuring and default within a very short period of time became very prominent in the United States during 2001, and subsequently spread to Europe. In this difficult

Actual IAS Credit Loss Expense (Recovery)

CHF million
For the year ended	31.12.01	31.12.00	31.12.99

UBS Switzerland	123	(695)	965

UBS Asset Management	0	0	0

UBS Warburg	375	565	0

Corporate Center			(9)

Total	498	(130)	956

Group Financial Review
Group Results

Net Fee and Commission Income

CHF million				% change from
For the year ended	31.12.01	31.12.00	31.12.99	31.12.00

Underwriting fees	2,158	1,434	905	50

Corporate finance fees	1,339	1,772	1,298	(24)

Brokerage fees[1]	6,445	5,742	3,934	12

Investment fund fees	4,276	2,821	1,915	52

Fiduciary fees	355	351	317	1

Custodian fees	1,356	1,439	1,583	(6)

Portfolio and other management and advisory fees[1]	4,650	3,666	2,612	27

Insurance-related and other fees[1]	538	111	57	385

Total security trading and investment activity fees	21,117	17,336	12,621	22

Credit-related fees and commissions	307	310	372	(1)

Commission income from other services	946	802	765	18

Total fee and commission income	22,370	18,448	13,758	21

Brokerage fees paid	1,281	1,084	795	18

Other	878	661	356	33

Total fee and commission expense	2,159	1,745	1,151	24

Net fee and commission income	20,211	16,703	12,607	21

[1]	Fee and commission income from insurance products now reported in Insurance-related and other fees was previously reported in Brokerage fees and in Portfolio and other management and advisory fees. Prior years have been restated.

and challenging environment we have focused on ensuring that our counterparty ratings are rapidly adjusted to reflect the changing economic situation. At the same time, we have increased the frequency of sector and geographic rating reviews.

    In UBS Warburg, the ongoing strategy of actively hedging credit exposure has kept new provisions to a relatively low level, resulting in a credit loss expense of CHF 375 million in 2001, compared to CHF 565 million in 2000.
    Corporate bankruptcies in Switzerland have now reached their lowest level since the early 1990s, and we have successfully improved the credit quality of our domestic portfolio over recent years. The level of recoveries of previously existing provisions has, however, declined compared to the somewhat exceptional levels of 2000, reflecting less robust growth in the Swiss economy towards the end of 2001, following the global economic slowdown. As a result, the trend of net recoveries of loan loss provisions observed in the previous year was reversed and credit loss expenses increased accordingly during 2001, although remaining below the long-term trend. Credit loss expense in UBS Switzerland in 2001 was CHF 123 million, compared to a net recovery of CHF 695 million in 2000.
    For further details on our risk management approach, how we measure credit risk and the development of our credit risk exposures, please see the Capital and Risk Management chapter of our Handbook 2001/2002.
    Net fee and commission income was CHF 20,211 million, up 21% from 2000 and at a record level, reflecting the inclusion of UBS PaineWebber and the introduction of higher fees for investment funds. Without UBS PaineWebber, net fee and commission income would have dropped 7%, driven by much lower brokerage fees and a reduction in corporate finance fees, with increases in market share during the year achieved against a background of much reduced market activity.
    Underwriting fees increased 50%, from CHF 1,434 million in 2000 to CHF 2,158 million in 2001. The majority of this increase was due to UBS PaineWebber, whose extensive retail network in the US provides a strong platform for distribution of both bonds and equities.
    UBS PaineWebber has a significant US municipal securities business, which completed the largest deal in its history in fourth quarter, raising USD 1.9 billion for the New Jersey Transit Trust Fund Authority, and helping to push it into first place in the league table rankings for fourth quarter, and second place for the whole of 2001. The mortgage-backed securities business in the US has also benefited from the combination of UBS’s franchise and capital strength with existing PaineWebber expertise. UBS Warburg ranked first in US residential mortgage-backed securities in 2001, according to Thomson Financial Data.

    Equity underwriting was depressed in 2001, as volatile and uncertain markets reduced issuance. However, UBS’s league table rankings improved, from seventh in international equity new issues in 2000 to second in 2001, according to Capital Data Bondware. Even excluding the contribution from UBS PaineWebber, equity underwriting revenues increased by CHF 77 million, or 7%, from 2000.
    Although our corporate finance league table rankings were disappointing, down from sixth in 2000 for completed global mergers and acquisitions to eighth in 2001, we outperformed 2000 in terms of market share, with full year analysis showing us with a 4.5% share of fees, compared to 3.6% in 2000. Despite this, Corporate Finance fees were down 24%, from CHF 1,772 million in 2000 to CHF 1,339 million in 2001, reflecting the much more difficult market environment this year.
    Net brokerage fees rose 11% from CHF 4,658 million in 2000 to CHF 5,164 million in 2001, driven by the inclusion of UBS PaineWebber. Without the contribution from UBS PaineWebber, net brokerage fees would have fallen by about 17% compared to 2000, reflecting the much lower trading volumes experienced in almost all major markets world wide in 2001. The level of net brokerage fees is closely linked to transaction volumes, and performance in 2002 will largely depend on whether markets improve and investor confidence returns.
    Investment fund fees rose 52% from CHF 2,821 million in 2000 to CHF 4,276 million in 2001, driven by the inclusion of UBS PaineWebber. Excluding UBS PaineWebber, investment fund fees would have increased by CHF 268 million, mainly reflecting a change in the pricing structure for UBS Investment Funds, introduced in January 2001, which brought charges up to market levels.
    Custodian fees, at CHF 1,356 million in 2001 were down 6% from 2000’s level of CHF 1,439 million, principally reflecting lower average assets in Private Banking in Switzerland.
    Portfolio and other management and advisory fees increased 27% from CHF 3,666 million in 2000 to CHF 4,650 million in 2001, due to the addition of UBS PaineWebber. Excluding UBS PaineWebber, there would have been a slight decline from 2000, as a full year’s contribution from the O’Connor business in UBS Asset Management (created in June 2000) was more than offset by the effect of lower average assets on managed account fees.
    Insurance related and other fees increased substantially from CHF 111 million in 2000 to CHF 538 million in 2001, with almost all this increase due to UBS PaineWebber, where the biggest contribution came from the deferred annuities business.
    Other income fell 62% from CHF 1,486 million in 2000 to CHF 558 million in 2001, reflecting the very difficult conditions in the private equity market this year, which led to minimal opportunities for divestment and much greater levels of write-downs than last year.

Operating expenses

In light of lower revenues in 2001, cost control was a key focus of all our management teams, as we maintained strong discipline on both personnel and non-personnel costs, particularly in the Corporate and Institutional Clients and Private and Corporate Clients business units, bringing their operating expenses to record low levels.
    Total operating expenses increased 16% from CHF 26,203 million in 2000 to CHF 30,396 million in 2001, driven by the inclusion of UBS PaineWebber. Excluding significant financial events in 2000 and UBS PaineWebber, costs fell 7%, as performance-related compensation reduced, and non-personnel costs were carefully restricted.
    The principal significant financial events affecting the comparison of operating expenses are the CHF 150 million additional provision for the US Global Settlement of World War II related claims, recorded in 2000 in General and administrative expenses, and CHF 290 million of costs from the integration of PaineWebber, also recorded in 2000. Of this CHF 290 million, CHF 118 million was charged to Personnel expenses, CHF 93 million to General and administrative expenses and CHF 79 million to Depreciation.

Group Financial Review
Group Results

Headcount1

(full time equivalents)	31.12.01	31.12.00	Change in %

UBS Switzerland	29,204	30,025	(3)

Private and Corporate Clients	19,938	21,100	(6)

Private Banking	9,266	8,925	4

UBS Asset Management	3,281	2,860	15

UBS Warburg	36,368	37,205	(2)

Corporate and Institutional Clients	15,562	15,262	2

UBS Capital	128	129	(1)

Private Clients	20,678	21,814	(5)

Corporate Center	1,132	986	15

Group total	69,985	71,076	(2)

thereof: Switzerland	29,163	30,095	(3)

[1]	The Group headcount does not include the Klinik Hirslanden AG headcount of 2,450 at 31 December 2001 and 1,839 at 31 December 2000.

    Personnel expenses in 2001 reflect considerable reductions in bonus and performance-related compensation, with average variable compensation per head down 23%, ensuring that overall compensation ratios for the year were kept in line with 2000’s ratio in our core businesses. However, the inclusion of CHF 5,178 million of PaineWebber personnel expenses more than offset the reduction in performance-related pay, bringing the total to CHF 19,828 million, 16% up from 2000. Approximately 43% of this year’s personnel expenses were bonus or other variable compensation, down from 48% last year.

    UBS Group headcount fell by 2% from 71,076 at 31 December 2000 to 69,985 at 31 December 2001, principally reflecting the effect of successful cost control efforts at UBS Switzerland’s Private and Corporate Clients business unit and UBS Warburg’s Private Clients business unit, slightly offset by the effect of acquisitions in UBS Asset Management and the expansion in Europe of UBS Switzerland’s Private Banking business unit.
    General and administrative expenses increased by 13% from CHF 6,765 million in 2000 to CHF 7,631 million in 2001 reflecting a full year’s costs for UBS PaineWebber, which more than offset the absence of the one-off charges and provisions recorded in 2000.
    General and administrative expenses in 2000 included a final provision of CHF 150 million related to the US Global Settlement of World War II related claims, and CHF 93 million of PaineWebber integration costs, which were both treated as significant financial events. Excluding these provisions and the extra costs in 2001 due to the inclusion of UBS PaineWebber, general and administrative costs would have been almost unchanged in 2001 compared to 2000.
    Depreciation and amortization increased 29% from CHF 2,275 million in 2000 to CHF 2,937 million in 2001, driven primarily by the goodwill amortization resulting from the merger with PaineWebber.
    UBS Group incurred a tax expense of CHF 1,401 million in 2001, down from CHF 2,320 million in 2000. This corresponds to an effective tax rate of 21% in 2001, compared to 23% in 2000. This relatively low rate results from significantly lower tax in Switzerland, reflecting the effect of lower profits triggering lower progressive tax rates, and a change in geographical earnings mix of the Group. We believe that this year’s tax rate of 21% is also a reasonable indicator for 2002.

PaineWebber merger-related costs

In 2001, UBS incurred amortization costs of CHF 846 million on goodwill and intangible assets resulting from the acquisition of UBS PaineWebber, while goodwill funding costs amounted to CHF 763 million.
    As part of the merger, UBS agreed to make retention payments to PaineWebber financial advisors, senior executives and other staff, subject to these employees’ continued employment and other restrictions. The payments vest over periods of up to four years from the merger and the vast majority of them will be paid in the form of UBS shares. Because these payments are a regular and continuing cost of the business, they are not treated as significant financial events. Personnel expenses in 2001 include retention payments for key PaineWebber staff of USD 284 million (CHF 482 million) for the full year.

Dividend

This year we plan once again to make a tax efficient distribution of capital to our shareholders rather than paying a dividend. The Board of Directors will recommend to the Annual General Meeting on 18 April 2002 that UBS make a par value repayment of CHF 2.00 per share, consistent with last year’s total per share distribution to shareholders of CHF 2.03.

Balance sheet

Total assets increased CHF 165 billion, or 15%, from CHF 1,088 billion at 31 December 2000, to CHF 1,253 billion at 31 December 2001. The balance sheet growth mostly occurred during the first half of the year, with a contraction following the terrorist attacks in the US on 11 September 2001, although this reduction was reversed during fourth quarter.
    Cash and balances with central banks rose from CHF 3 billion at 31 December 2000 to 21 billion at 31 December 2001, of which the overwhelming part stemmed from increased deposits with the Bank of Japan. This build-up relates to a change in the structure of our Japanese financial assets triggered by the regime of negative short-term interest rates in Japan.
    Trading related assets (cash collateral on securities borrowed, trading portfolio assets and reverse repurchase agreements), grew by CHF 143 billion from 31 December 2000 to 31 December 2001. A significant part of this change reflects an increase in collateralized positions, which grew by CHF 61 billion, due to increased client demand for collateralized funding in uncertain markets.
    Loans, net of allowances for credit losses declined from CHF 245 billion at 31 December 2000 to CHF 227 billion at 31 December 2001 as a result of reduced lending to corporate customers and public authorities.
    Total liabilities increased 16%, from CHF 1,040 billion at 31 December 2000 to CHF 1,206 billion at 31 December 2001, principally reflecting expansion of trading related liabilities (cash collateral on securities lent, repurchase agreements and trading portfolio liabilities) which together increased by CHF 103 billion during 2001. Amounts due to customers rose CHF 23 billion to CHF 334 billion at 31 December 2001 due to an increase in time deposits originated with our retail and institutional customer base in Switzerland. Debt issued increased CHF 26.6 billion largely due to increased issuance of money market paper in support of the Principal Finance business in the US.
    UBS’s long-term debt portfolio increased from CHF 55 billion at 31 December 2000 to CHF 57 billion at 31 December 2001, driven by increased sales of retail structured products in the US and Europe, as clients sought ways to compensate for higher market volatility. During this year CHF 18.2 billion of long-term debt were issued while CHF 18.5 billion matured. UBS believes the maturity profile of the long-term debt portfolio is well balanced to match the maturity profile of UBS’s assets.
    Shareholders’ equity decreased CHF 1.3 billion, or 3%, from 31 December 2000 to 31 December 2001. The increase in retained earnings was more than offset by the effect of the repurchase of own shares in 2001. Shares were repurchased under UBS’ second trading line buy-back program, for employee share schemes and in order to repay the shares borrowed to pay the PaineWebber merger consideration.
    UBS maintains a significant percentage of liquid assets, including collateralized receivables and trading portfolios that can be converted into cash on relatively short notice and without adversely affecting UBS’s ability to conduct its ongoing businesses, in order to meet short-term funding needs. Collateralized receivables include reverse repurchase agreements and cash collateral on securities borrowed, and marketable corporate debt and equity securities and a portion of UBS’s loans and amounts due from banks which are secured primarily by real estate. The value of UBS’s collateralized receivables and trading portfolio will fluctuate depending on market conditions and client business. The individual components of UBS’s total assets, including the proportion of liquid assets, may vary significantly from period to period due to changing client needs, economic and market conditions and trading strategies.

Cash flows

In the twelve-month period to December 2001, cash equivalents increased by CHF 22,889 million, principally as a result of financing activities, which generated positive cash flow of CHF 18,103 million. CHF 24,226 million from the issuance of money market paper was offset by

Group Financial Review
Group Results

CHF 6,038 million for treasury shares and treasury share contract activity as well as CHF 683 million for capital repayment.

    Operating activities generated positive cash flow of CHF 12,873 million. Of this amount, CHF 4,973 million resulted from net profit, CHF 27,306 million from a net increase in amounts due to and from banks, a net increase in amounts due to customers and loans of CHF 42,813 million and a net cash inflow of CHF 19,470 million from repurchase and reverse repurchase agreements and cash collateral on securities borrowed and lent. These were offset by CHF 78,456 million from an increase in the size of the trading portfolio.
    Investing activities generated negative cash flow of CHF 7,783 million. CHF 5,770 million from the purchase of financial investments and CHF 2,021 million from the purchase of property and equipment.

Outlook 2002

UBS’s core businesses have performed relatively strongly in 2001, demonstrating their ability to enhance market share in a challenging environment. As 2002 begins, markets remain difficult, with uncertainty and volatility continuing to affect transaction levels and corporate activity. In the face of this challenging environment, we will continue to assess our cost base carefully, investing where strategically most important. Our prudent resource management over the last two years means that we do not believe that significant staff reductions are likely to be necessary, unless markets stagnate. With prospects for an economic recovery receding into the latter part of the year, potential for this year to outperform 2001 is limited. However, our businesses have shown themselves to be increasingly competitive and we are confident that we can continue the progress we have made in the past year, expanding in corporate finance, further developing our European wealth management initiative and ensuring that all the strengths of our integrated group are focused on building the world's leading wealth management and investment banking businesses.

2000

Group targets

Adjusted for significant financial events, our pre-goodwill return on equity for the year 2000 was 24.3%, clearly above our target range of 15–20%. Pre-goodwill earnings per share, again on an adjusted basis, were CHF 7.28 in 2000, representing an increase of 77% over 1999, well in excess of our target of double-digit growth over the cycle. Continued focus on cost control brought the pre-goodwill cost/income ratio, adjusted for significant financial events, down to 69.2% in 2000, from 73.3% in 1999.
    Net new money in the private client businesses (Private Banking and Private Clients) was CHF 18.0 billion for the year, compared to CHF 4.3 billion in 1999, and including CHF 8.3 billion of net new money in UBS PaineWebber in the last two months of 2000. UBS PaineWebber’s net new money growth since completion of the merger demonstrates the strength of its franchise and the momentum that it brings to UBS’s asset gathering performance.

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

Operating income

Total operating income increased 28% from 1999, to CHF 36,402 million, from CHF 28,425 million. Adjusted for significant financial events, total operating income increased 37%, to CHF 36,402 million, from CHF 26,587 million in 1999. This strong performance relative to 1999 was driven by excellent trading results, improved credit conditions in the Swiss market, much higher fee and commission income, and a successful year for the Group’s investment banking business.
    The principal significant financial events affecting the income comparison were from the one-off sales of businesses and investments in 1999, including pre-tax gains of CHF 1,490 million on the sale of UBS’s 25% stake in Swiss Life/Rentenanstalt, CHF 110 million on the disposal of Julius Baer registered shares, and

CHF 200 million on the sale of UBS’s international Global Trade Finance business, which were all recorded in Other income. In addition UBS recognized a CHF 38 million gain in 1999 from its residual holdings in Long Term Capital Management, L.P., which was also recorded in Other income.
    Net interest income before credit loss increased by CHF 2,221 million, or 38%, from CHF 5,909 million in 1999 to CHF 8,130 million in 2000. This was principally the result of much stronger trading-related performance, as a result of buoyant markets, and the return of the balance sheet to more normal proportions after the contraction implemented as part of the Group’s precautions against potential Year 2000 related problems.
    Net trading income increased CHF 2,234 million, or 29%, to CHF 9,953 million for 2000, compared to CHF 7,719 million for 1999, driven by strong growth in equity trading income as a result of increased global market activity, especially in the first quarter of 2000, and the increasing strength of UBS Warburg’s secondary client franchise.
    Net income from interest margin products increased 6% from 1999 to CHF 5,430 million in 2000, driven by the addition of UBS PaineWebber. In the main lending and deposit taking business in Switzerland, a reduction in loan volumes was more than offset by a slight improvement in margins, reflecting a change in product mix.
    Net income from trading activities in 2000 was CHF 12,642 million, 54% higher than in 1999, driven by the exceptionally strong performance of the equity business in first half 2000, reflecting increased trading volumes, higher market share and record levels of mergers and acquisitions activity. Fixed income and foreign exchange trading income also improved compared to 1999, driven by improved markets, a strong government bond and derivatives business and higher client flow in treasury products.
    Net income from treasury activities was CHF 762 million in 2000, 21% higher than in 1999, reflecting better results from the hedging of foreign currency revenues and higher income from the investment of equity. Income from invested equity increased due to the higher average equity following the issuance of trust preferred securities in September 2000 and the merger with PaineWebber.
    Other net trading and interest income principally reflects the costs of goodwill funding, with the increase since 2000 mainly due to goodwill funding costs arising from the acquisition of PaineWebber in November 2000 and the acquisition of Global Asset Management (GAM) at the end of 1999.
    Credit loss expense. As a result of the significant recovery of the Swiss economy in 2000 and especially its effect on the real estate and construction markets, UBS was able to write back CHF 695 million of credit loss provisions in UBS Switzerland in 2000. These write-backs were only partly offset by additional provisions for the UBS Warburg portfolio of CHF 565 million, leading to an overall net credit recovery of CHF 130 million for 2000, compared to an expense of CHF 956 million in 1999.
    Net fee and commission income increased by CHF 4,096 million, or 32%, from CHF 12,607 million in 1999 to CHF 16,703 million in 2000. This was principally the result of high levels of brokerage fees, due to increased client activity in strong markets, especially in the first quarter of 2000, and the addition of PaineWebber. In addition, two other new businesses, GAM, acquired at the end of 1999, and O’Connor, created in June 2000, contributed to the increase, as did the strong performance of UBS’s investment banking business during 2000.
    Credit-related fees and commissions decreased by CHF 62 million in 2000 mainly as a result of the sale of UBS’s international Global Trade Finance business in 1999.
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
    Net brokerage fees were 48% higher in 2000 than in 1999 as a result of high levels of client activity in the exuberant markets of the early part of the year, and the inclusion of two months of results from PaineWebber. The increase of

47% in Investment fund fees from 1999 to 2000 resulted from higher average volumes in 2000 and a shift in the product mix, with a higher proportion of assets under management invested in higher margin equity funds. In addition, Investment fund fees in 2000 benefited from the inclusion of GAM and PaineWebber’s contribution.

Group Financial Review
Group Results

Custodian fees and Portfolio and other management and advisory fees increased by a total of CHF 910 million, or 22%, from 1999, due to higher asset-related fees in 2000 and the inclusion of PaineWebber and the new O’Connor business.

    Other income decreased CHF 1,660 million, or 53%, from CHF 3,146 million in 1999 to CHF 1,486 million in 2000, driven by gains from the sales of our holdings in Swiss Life/Rentenanstalt in 1999.

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
    The principal significant financial events affecting the comparison of operating expenses are the CHF 150 million additional provision for the US Global Settlement of World War II related claims, recorded in 2000 in General and administrative expenses, and CHF 290 million of costs from the integration of PaineWebber, also recorded in 2000. Of this CHF 290 million, CHF 118 million was charged to Personnel expenses, CHF 93 million to General and administrative expenses and CHF 79 million to Depreciation.
    The various significant financial events affecting expenses in 1999, described on page 13, resulted in an increase in expense of CHF 2 million, made up of a CHF 456 million increase to personnel expenses and a decrease of CHF 454 million in General and administrative expenses.
    Personnel expenses increased CHF 4,586 million, or 36%, from CHF 12,577 million in 1999 to CHF 17,163 million in 2000. This increase was driven by increased bonus compensation, in line with the Group’s excellent results, and CHF 1,083 million resulting from the inclusion of PaineWebber. Approximately 48% of the annual total represented bonus and other variable compensation.
    Personnel expenses in 2000 include retention payments for key UBS PaineWebber staff of USD 76 million (CHF 128 million), charged in fourth quarter 2000.
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
    Tax expense increased CHF 634 million, or 38%, from CHF 1,686 million in 1999 to CHF 2,320 million in 2000, principally due to increased operating profit. The effective tax rate of 23% in 2000 is slightly higher than the 21% effective tax rate in 1999, reflecting increased income in higher taxation jurisdictions.

UBS Group’s performance without the impact of PaineWebber

There are limitations to our ability to track the effect of the PaineWebber merger on the Group’s performance. Principally this is because of the full integration of PaineWebber’s capital markets business into the Corporate and Institutional

Earnings Adjusted for Significant Financial Events and the Estimated Impact of the PaineWebber Merger

CHF million, except where indicated			% change from
For the year ended	31.12.00	31.12.99	31.12.99

Operating income	35,309	26,587	33

Operating expenses	24,319	20,534	18

Operating profit before tax	10,990	6,053	82

Net profit	8,403	4,665	80

Cost / income ratio before goodwill (%)	67.6	73.3

Basic earnings per share before goodwill (CHF)	7.48	4.12	82

Diluted earnings per share before goodwill (CHF)	7.39	4.09	81

Return on shareholders’ equity before goodwill (%)	27.5	18.2

Clients unit. This was carried out very soon after the merger was completed on 3 November 2000, with staff and revenues completely integrated into the existing UBS Warburg structure. It is therefore not possible to identify clearly the specific impact of the capital markets business on results. However, the remaining PaineWebber businesses were reported as a separate business unit: US Private Clients. It is possible therefore to distinguish their contribution to Group profits. If additional adjustments are made for: goodwill amortization, funding costs, the share issuance, borrowing and subsequent repurchase, restructuring costs, and retention payments; it is possible to make an approximate estimate of the underlying performance of UBS for 2000.

    Although this analysis should not be relied on as a definitive indication of the performance of the continuing UBS businesses during 2000, it demonstrates the very positive underlying performance of the Group.

Par value reduction

In October 2000, UBS paid a dividend of CHF 4.50 per share (CHF 1.50 per share adjusted for the July 2001 share split) in respect of the first three quarters of 2000, as part of the arrangements for the merger with PaineWebber.
    On 16 July 2001, UBS made a distribution to shareholders in respect of fourth quarter 2000 of CHF 1.60 per share (CHF 0.53 per share post split), paid in the form of a reduction in the par value of its shares, from CHF 10.00 to CHF 8.40. For shareholders who pay tax in Switzerland this payment is treated as a return of capital to shareholders, not as income, and is therefore tax efficient. The par value reduction also has advantages for shareholders outside Switzerland, as no Swiss withholding tax is payable on it.
    This par value reduction brought the total distribution for the year 2000 to CHF 6.10 per share (CHF 2.03 per share post split), compared to the dividend of CHF 5.50 per share (CHF 1.83 per share post split) for 1999.
    At the same time as the par value reduction, UBS split its share 3 for 1, resulting in a new par value of CHF 2.80 per share.

Cash flows

In the twelve-month period to December 2000, cash equivalents decreased by CHF 8,907 million, principally as a result of investment activities, which generated negative cash flow of CHF 19,135 million. This was mainly due to CHF 10,722 million of cash required for the PaineWebber merger and the purchase of CHF 8,770 million of financial investments.
    The positive cash flow of CHF 11,697 million from operating activities principally resulted from net profit of CHF 7,792 million, a net increase in amounts due to customers and loans of CHF 12,381 million, CHF 11,553 million from an increase in the size of the trading portfolio and a net cash inflow of CHF 10,236 million from other assets and liabilities and accrued income and expenses. These were partially offset by a net cash outflow of CHF 30,292 million for repurchase and reverse repurchase agreements and cash collateral on securities borrowed and lent.
    Financing activities generated net cash outflow of CHF 1,581 million. CHF 10,125 million from the issuance of money market paper, CHF 14,884 million from long-term debt and CHF 2,594 million from the issuance of trust preferred securities were offset by CHF 24,640 million for repayment of long-term debt and CHF 3,928 million for dividend payments.

Review of Business Group Performance
Introduction

Introduction

Reporting by Business Unit1

	Private and
CHF million	Corporate Clients		Private Banking

For the year ended	31.12.01	31.12.00	31.12.01	31.12.00

Income	7,161	7,443	6,314	6,928

Credit loss expense / recovery[2]	(576)	(759)	(28)	(26)

Total operating income	6,585	6,684	6,286	6,902

Personnel expenses	2,988	3,187	1,776	1,956

General and administrative expenses	991	1,058	1,609	1,561

Depreciation	459	419	157	142

Amortization of goodwill and other intangible assets	0	27	41	43

Total operating expenses	4,438	4,691	3,583	3,702

Business unit performance before tax	2,147	1,993	2,703	3,200

Business unit performance before tax and goodwill[3]	2,147	2,020	2,744	3,243

Cost income ratio before goodwill (%)[3,4]	62	63	56	53

Invested assets	320	345	682	691

Net new money[5]	8.5	0.4	22.5	2.8

Headcount	19,938	21,100	9,266	8,925

[1]	Figures for 2000 have been restated to reflect the current business structure of the Group. All figures have been adjusted for significant financial events.

[2]	In management accounts, statistically derived adjusted expected credit loss rather than the IAS actual net credit loss expense is reported in the business units. See Note 2 to the Financial Statements for further details.

[3]	Excludes the amortization of goodwill and other intangible assets.

[4]	Operating expenses/operating income before credit loss expense.

[5]	Excludes dividend and interest income. Figures for 2000 are calculated using the former definition of assets under management.

Management accounting

The discussion in this chapter reviews UBS’s 2001 and 2000 results by Business Group and business unit.
    Our management reporting systems and policies determine the revenues and expenses directly attributable to each business unit. Internal charges and transfer pricing adjustments are reflected in the performance of each business unit.
    Inter-business unit revenues and expenses. Revenue sharing agreements are used to allocate external customer revenues to Business Groups on a reasonable basis. Transactions between Business Groups are conducted at arms length. Inter-business unit charges are recorded as a reduction to expenses in the business unit providing the service. Corporate Center expenses are allocated to the operating business units, to the extent appropriate.
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
    Headcount includes trainees and staff in management development programs, but not contractors.

Changes to disclosure since 2000

Business unit structure

We now report UBS Asset Management as a single Business Group, with no split into business units. However we continue to report separate revenues and Key performance indicators

		Corporate and
UBS Asset Management		Institutional Clients		UBS Capital

31.12.01	31.12.00	31.12.01	31.12.00	31.12.01	31.12.00

2,110	1,953	16,011	18,033	(868)	368

0	0	(112)	(243)	0	0

2,110	1,953	15,899	17,790	(868)	368

1,003	880	8,339	9,284	96	142

564	439	2,705	2,779	66	49

46	49	454	555	2	2

266	263	145	149	0	2

1,879	1,631	11,643	12,767	164	195

231	322	4,256	5,023	(1,032)	173

497	585	4,401	5,172	(1,032)	175

76	70	72	70

672	642			1	1

34.9	(67.9)

3,281	2,860	15,562	15,262	128	129

[Additional columns below]

[Continued from above table, first column(s) repeated]

Private Clients		Corporate Center

31.12.01	31.12.00	31.12.01	31.12.00

6,969	1,321	678	358

(18)	(3)	236	1,161

6,951	1,318	914	1,519

5,080	1,106	546	490

1,489	355	207	281

124	42	372	320

0	1	25	44

6,693	1,504	1,150	1,135

258	(186)	(236)	384

258	(185)	(211)	428

96	114

782	773

36.0	15.2

20,678	21,814	1,132	986

for the mutual funds and institutional businesses. In addition, UBS Asset Management now includes Brinson Advisors (formerly Mitchell Hutchins), whose results were previously reported in UBS Warburg’s US Private Clients business unit.

    Reflecting the launch of our European wealth management initiative in February 2001, we

Review of Business Group Performance
Introduction

reorganized our business unit reporting with effect from first quarter 2001.

    The e-services and International Private Clients business units which were previously part of UBS Warburg are no longer reported separately. The e-services initiative is no longer running as a stand-alone project and its infrastructure has now been inherited by the European wealth management initiative within UBS Private Banking.
    The domestic European private client businesses previously reported as part of International Private Clients are now part of the Private Banking business unit, with separate key performance indicators for the European wealth management initiative, maintaining the transparency of this strategic development.
    We now report UBS Warburg’s US, Australian and Japanese private client operations, including the UBS PaineWebber business, in a combined Private Clients business unit.
    We have restated prior periods for the Private Banking and Private Clients units to reflect these changes.
    In December 2001 we announced that UBS Warburg’s Private Clients business unit would become a separate Business Group, and be renamed UBS PaineWebber. This change is effective 1 January 2002 and will first be reflected in our financial reporting starting with the First Quarter 2002 Report, which will be published in May 2002.

Client assets reporting

In November 2000, we launched a proposal for a new definition of assets held for our clients. Following a positive reception for this initiative, we introduced the definitions into our reporting in our first quarter 2001 report. We now show the two assets metrics, Client assets and Invested assets, replacing the assets under management definition we previously used.
–	Client assets represents all client assets managed by or deposited with UBS.
–	Invested assets is more restricted and includes all client assets managed by or deposited with UBS for investment purposes.
    Invested assets is our central measure and excludes all assets held for purely transactional purposes. It includes, for example, managed institutional assets, mutual funds, discretionary and advisory private client portfolios, and private client securities or brokerage accounts, but excludes wholesale custody-only assets, correspondent banking assets and transactional cash or current accounts. Non-bankable assets (e.g. Art collections) and interbank deposits are excluded from both measures.
    Where products are created in one Business Group, but sold in another, they are counted in both the investment management unit and the distribution unit, and double counted in group totals. (For example a mutual fund provided by UBS Asset Management but sold by Private Banking will be counted as invested assets in both business units.)
    Net new money is defined as the net inflow or outflow of invested assets during a period, excluding interest and dividend income. The effects of market or currency movements and of acquisitions and divestments are reported separately.
    System limitations mean that we are unable to restate 1999 assets under management figures in terms of the new definition, but invested assets at 31 December 2000 have been restated under the new definition. Group invested assets for 31 December 2000 were CHF 2,452 billion, CHF 17 billion lower than assets under management at the same date, under the old definition.
    Further details of the new definition can be found at: www.ubs.com/e/index/investors/archive/corporate_information.html in the client assets reporting section.

Credit loss expense

Credit loss expense represents the charges to the profit and loss account relating to amounts due to UBS from loans and advances, OTC derivatives or off-balance sheet products, that have had to be written-down because they are impaired or uncollectable.
    We determine the amounts of Credit loss expense in UBS’s financial accounts and in the business unit reporting on different bases. In the Group income statement, we report UBS’s results according to IAS. Under these standards, Credit loss expense is the total of net new allowances and direct write-offs less recoveries. These actual losses are recognized and charged to the income statement in the period when they arise.
     In contrast, in our segment and business unit reporting, we apply a different approach to the measurement of credit risk which reflects the average annual cost that management antici-

Business Group Credit Loss Charge

CHF million	UBS	UBS	UBS Asset
For the year ended 31.12.01	Switzerland	Warburg	Management	Total

Actuarial expected loss	722	168	0	890

Deferred releases	(118)	(38)	0	(156)

Credit loss expense charged to the Business Groups	604	130	0	734

IAS actual credit loss expense	123	375	0	498

Balancing item charged as Credit loss expense in Corporate Center				(236)

pates will arise from today’s transactions that may become impaired in future. In order to manage exposure to credit risk more effectively, we price transactions with a view to earning – over time – sufficient income to compensate for the losses that are expected to be caused by value adjustments for impaired assets. The basis for measuring these inherent risks in the credit portfolios is the concept of “actuarial expected loss” (see further page 62 in the Risk Analysis section of the UBS Handbook 2001/2002).

    We quantify Credit loss expense at business unit level based on the actuarial expected loss rather than the actual credit loss expense reported in UBS’s income statement. However, while the actuarial expected loss should equal the actual credit loss expense over time, the latter are more erratic, in both timing and amount. In the business unit reporting therefore, in addition to the actuarial expected loss, we amortize the difference between actual credit loss expense and actuarial expected loss. This deferral mechanism aims to ensure that each business unit is ultimately accountable for its credit decisions.
    Under amended management accounting policies effective for all Business Groups from 1 January 2001, the difference between actual credit losses and the actuarial expected loss calculated for management reporting purposes is charged or credited back to the business units over a three-year period, so that the risks and rewards are better reflected in their results. The sum of this deferral is reported together with the expected loss as the credit loss expense charged in the segment and business unit reporting.
    We reconcile the difference between the Credit loss expense in UBS’s income statement (the actual loss) and the credit loss expense shown in business unit reporting (expected loss plus deferral), by recording a balancing item in the Corporate Center. We also show the allocation of actual Credit loss expense to the business units in the footnotes to Note 2a of the UBS Group Financial Statements.

Key performance indicators

We report carefully chosen key performance indicators for each of UBS’s business units or Business Groups, as appropriate. These do not carry explicit targets, but are intended as indicators of the business units’ success in creating value for shareholders and are an important part of our business planning process. They include both financial metrics, such as the cost / income ratio, and non-financial metrics, such as Invested assets or the number of Client advisors in a business unit.
    We use these key performance indicators for internal performance measurement as well as external reporting. This ensures that manage-

Reconciliation of Business Group Credit Loss Charge to IAS Actual Credit Loss Expense/(Recovery)

CHF million	Credit loss charge			IAS actual credit loss expense

For the year ended	31.12.01	31.12.00	31.12.99	31.12.01	31.12.00	31.12.99

UBS Switzerland	604	785	1,071	123	(695)	965

UBS Asset Management	0	0	0	0	0	0

UBS Warburg	130	246	333	375	565	0

Corporate Center						(9)

Total	734	1,031	1,404	498	(130)	956

Balancing item in Corporate Center	(236)	(1,161)	(448)

Review of Business Group Performance
Introduction

Indicative Tax Rates

	Tax rate

	Pre-goodwill	Post-goodwill

UBS Switzerland	20	20

Private and Corporate Clients	22	22

Private Banking	19	19

UBS Asset Management	23	33

UBS Warburg	39	68

Corporate and Institutional Clients	32	33

US Private Clients	37	37

UBS Capital	4	4

ment have a clear responsibility to lead their businesses towards achieving success in the Group’s key value drivers and avoids any risk of managing to purely internal performance measures.

Business Group tax rates

The Business Groups of UBS do not represent separate legal entities. Business Group results are prepared through the application of UBS’s management accounting policies to the results of the entities through which they operate.
    Indicative Business Group and business unit tax rates are calculated on an annual basis based on the results and statutory tax rates of the current financial year. These rates are approximate calculations, based upon the application to the year’s adjusted earnings of statutory tax rates for the locations in which the Business Groups operated. These tax rates therefore give guidance on the tax cost to each Business Group of doing business during 2001 on a stand alone basis, without the benefit of tax losses brought forward from earlier years.
    The indicative tax rates are presented “pre-goodwill” and “post-goodwill”. The tax rate pre-goodwill gives an indication of what the tax rate would have been if goodwill were not charged for accounting purposes. It is the sum of the tax expense payable on net profit before tax and goodwill in each location, divided by the total net profit before tax and goodwill. In contrast, the tax rate post-goodwill reflects the actual tax treatment of goodwill in different jurisdictions, expressed as a percentage of net profit before tax (after goodwill). The tax rates post-goodwill are higher than the pre-goodwill rates, because in some jurisdictions there are limitations on the tax deductibility of amortization costs.
    Please note that these tax rates are not necessarily indicative of future tax rates for the businesses or UBS Group as a whole.

Changes to disclosure in 2002

The following changes will be implemented in our financial disclosure with effect from the First Quarter Report 2002. They do not apply to the Business Group disclosures in this Financial Report – details are provided here to help readers who may read our future reports.

    With effect from the beginning of 2002, we will implement a new Business Group structure, with UBS PaineWebber becoming a separate Business Group, and we will be making some other changes to our financial disclosure and management accounting.
    At present, goodwill and intangible assets relating to the merger of UBS and PaineWebber are reported in the UBS Warburg Business Group and are not reflected in the results of the business units which make up the Business Group. With the separation of UBS PaineWebber to form a new Business Group, this goodwill will be assigned to the different business units that have benefited from the merger with PaineWebber. We expect that the majority of the goodwill will be allocated to UBS PaineWebber, but that a significant portion will also be allocated to the Corporate and Institutional Clients business unit in UBS Warburg and smaller amounts to UBS Asset Management, which inherited the Mitchell Hutchins asset management business (now called Brinson Advisors), and also to UBS Switzerland’s Private Banking business unit. Associated amortization expense and funding charges will be charged to each business unit in proportion to its share of the goodwill and intangible assets.
    At the same time, we will take the opportunity to rationalize our allocation of Corporate Center costs to the Business Groups, restricting charges to those services which are provided directly under explicit Service Level Agreements (“SLAs”), and discontinuing the practice of allocating a proportion of central Group overheads.
    Finally, earnings from the O’Connor business, which are currently allocated equally between the Equities business area in UBS Warburg’s Corporate and Institutional Clients unit and UBS Asset Management will now be allocated fully to UBS Asset Management.
    We will provide restated Business Group figures for 2000 and 2001 reflecting the new Business Group structure and other disclosure changes, and expect to publish these at least two weeks prior to our first quarter 2002 financial report, which will be published on 14 May 2002.

Accounting for goodwill under US GAAP

A new accounting standard, SFAS 142, changes the treatment of goodwill in Financial Statements prepared under US GAAP. Instead of amortizing goodwill over its expected life, it will be retained on a company’s balance sheet at the level of 31 December 2001 and the company will be required to perform an annual impairment test according to detailed rules set out in the standard. These specify that the goodwill impairment test must be carried out at the level of a “reporting unit”, equivalent in UBS terms to a Business Group. If the goodwill is found to be impaired, the company must record a write-down, charged to its income statement.
    The introduction of SFAS 142 under US GAAP will not have a direct effect on our accounts, which are prepared under IAS, and will still show amortization costs. However, as part of the preparation of the reconciliation of our IAS Financial Statements to US GAAP we will have to perform annual SFAS 142 goodwill impairment tests, starting on 1 January 2002. We do not anticipate that we will need to record any write-downs of goodwill upon adoption of this standard. See Note 40 to the Financial Statements for further details.

Review of Business Group Performance
UBS Switzerland

UBS Switzerland

“UBS Switzerland has completed another successful year, with the launch of the European wealth management initiative and very strong progress in asset gathering.”

Stephan Haeringer

Business Group Reporting

CHF million, except where indicated				% change from
For the year ended	31.12.01	31.12.00[1]	31.12.99[1]	31.12.00

Income	13,475	14,371	12,884	(6)

Credit loss expense[2]	(604)	(785)	(1,071)	(23)

Total operating income	12,871	13,586	11,813	(5)

Personnel expenses	4,764	5,143	4,882	(7)

General and administrative expenses	2,600	2,699	2,450	(4)

Depreciation	616	633	475	(3)

Amortization of goodwill and other intangible assets	41	70	38	(41)

Total operating expenses	8,021	8,545	7,845	(6)

Business Group performance before tax	4,850	5,041	3,968	(4)

Business Group performance before tax and goodwill[4]	4,891	5,111	4,006	(4)

Additional information

Regulatory equity used (average)	9,300	10,550	10,150	(12)

Cost / income ratio (%)[5]	60	59	61

Cost / income ratio before goodwill (%)[4,5]	59	59	61

Business Group Reporting Adjusted for Significant Financial Events

CHF million, except where indicated					% change from
For the year ended	31.12.01	31.12.00[1]		31.12.99[1]	31.12.00

Income	13,475	14,371		12,884	(6)

Credit loss expense[2]	(604)	(785)		(1,071)	(23)

Total operating income	12,871	13,586		11,813	(5)

Personnel expenses	4,764	5,143		4,882	(7)

General and administrative expenses	2,600	2,619	[3]	2,450	(1)

Depreciation	616	561	[3]	475	10

Amortization of goodwill and other intangible assets	41	70		38	(41)

Total operating expenses	8,021	8,393		7,845	(4)

Business Group performance before tax	4,850	5,193		3,968	(7)

Business Group performance before tax and goodwill[4]	4,891	5,263		4,006	(7)

Additional information

Cost / income ratio (%)[5]	60	58		61

Cost / income ratio before goodwill (%)[4,5]	59	58		61

[1]	The 2000 and 1999 figures have been restated to reflect the restructuring of the Group on 1 January 2001.

[2]	In management accounts, statistically derived adjusted expected loss rather than the net IAS actual credit loss is reported in the business units (see Note 2 of the Financial Statements).

[3]	Excludes Significant Financial Events: General and administrative expenses, CHF 80 million, Depreciation, CHF 72 million for the PaineWebber integration.

[4]	Excludes the amortization of goodwill and other intangible assets.

[5]	Operating expenses / operating income before credit loss expense.

Review of Business Group Performance
UBS Switzerland

Private and Corporate Clients

Business Unit Reporting

CHF million, except where indicated				% change from
For the year ended	31.12.01	31.12.00	31.12.99	31.12.00

Individual clients	4,532	5,026	4,553	(10)

Corporate clients	1,891	1,975	1,855	(4)

Risk transformation and capital management	358	307	330	17

Operations	242	205	313	18

Other	138	(70)	142

Income	7,161	7,443	7,193	(4)

Credit loss expense[1]	(576)	(759)	(1,050)	(24)

Total operating income	6,585	6,684	6,143	(1)

Personnel expenses	2,988	3,187	3,363	(6)

General and administrative expenses	991	1,058	1,123	(6)

Depreciation	459	419	384	10

Amortization of goodwill and other intangible assets	0	27	2	(100)

Total operating expenses	4,438	4,691	4,872	(5)

Business unit performance before tax	2,147	1,993	1,271	8

Business unit performance before tax and goodwill[2]	2,147	2,020	1,273	6

KPI’s

Invested assets (CHF billion)	320	345	439[3]	(7)

Net new money (CHF billion)[4,5]	8.5	0.4

Cost / income ratio (%)[6]	62	63	68

Cost / income ratio before goodwill (%)[2,6]	62	63	68

Non-performing loans / gross loans outstanding (%)	4.6	5.3	6.8

Impaired loans / gross loans outstanding (%)	7.4	9.1	11.4

Additional information				% change from
As at	31.12.01	31.12.00	31.12.99	31.12.00

Client assets (CHF billion)	640

Regulatory equity used (average)	7,350	8,550	8,550	(14)

Headcount (full time equivalents)	19,938	21,100	24,098	(6)

[1]	In management accounts, statistically derived adjusted expected loss rather than the net IAS actual credit loss is reported in the business units (see Note 2 of the Financial Statements).

[2]	Excludes the amortization of goodwill and other intangible assets.

[3]	Calculated using the former definition of assets under management.

[4]	Calculated using the former definition of assets under management up to and including second quarter 2001.

[5]	Excludes dividend and interest income.

[6]	Operating expenses / operating income before credit loss expense.

Components of Operating Income

Private and Corporate Clients derives its operating income principally from:

–	net interest income from its loan portfolio and customer deposits;

–	fees for investment management services; and

–	transaction fees.

As a result, Private and Corporate Clients’ operating income is affected by movements in interest rates, fluctuations in invested assets, client activity levels, investment performance and changes in market conditions.

Significant Financial Events

There were no significant financial events that affected this business unit in 2001, 2000 or 1999.

2001

Key performance Indicators

In 2001, Private and Corporate Clients attracted net new money of CHF 8.5 billion, a clear improvement over last year’s disappointing CHF 0.4 billion, and reflecting improved flows from both private clients and corporate clients, where flows can be larger and more volatile. Invested assets declined CHF 25 billion from CHF 345 billion at 31 December 2000 to CHF 320 billion at 31 December 2001, reflecting the effect of market declines during the year.

    Private and Corporate Clients continues to focus successfully on stringent cost control measures, reflected in a 1 percentage point decline in the full year’s pre-goodwill cost/income ratio from 63% in 2000 to 62% in 2001. This resulted from reductions in headcount and in performance-related compensation expense.
    Private and Corporate Clients’ loan portfolio decreased from CHF 156 billion at 31 Decem-

ber 2000 to CHF 152 billion at 31 December 2001, driven by reductions in the more volatile business with banks and the further reduction in the recovery portfolio from CHF 15 billion to CHF 12 billion.

    The strength of the Swiss economy in the early part of 2001 and our continued successful recovery efforts were reflected in an improvement in key asset quality ratios since the end of last year. The non-performing loans to total loans ratio decreased from 5.3% to 4.6% while the ratio of impaired loans to gross loans further improved from 9.1% to 7.4%.

Results

Private and Corporate Clients enjoyed a very strong year, despite the much more difficult market conditions, with profit before tax in 2001 up 8% compared to 2000, at CHF 2,147 million, its highest level ever. The implementation of risk adjusted pricing and the strength of the Swiss economy in 2000 and early 2001 led to a significant increase in credit quality, while operating expenses have remained under tight control, falling 5% compared to 2000.

Operating income

Operating income in 2001 was down CHF 99 million from 2000 at CHF 6,585 million, principally reflecting the effect of weaker markets in 2001 on fee and commission income, which more than offset the reduction in credit loss expense.
    Private and Corporate Clients has improved the quality of its loan portfolio considerably in recent years, principally through the introduction of risk adjusted pricing, leading to a lower adjusted expected loss charge in 2001 compared to 2000. We have also introduced a new process for calculating the adjusted expected loss

Review of Business Group Performance
UBS Switzerland

charged to the Business Groups, under which the difference between the actual IAS credit losses and the actuarial expected loss calculated for management reporting purposes is charged or credited back to the business units over a three year period, so that the risks and rewards over the cycle are better reflected in their results. Since actual credit losses in Private and Corporate Clients have recently been lower than the adjusted expected loss charge, this deferral process has also resulted in a lower adjusted expected loss charge (see page 35 for further details).

    Together these effects led to a credit loss expense of CHF 576 million in 2001, down 24% from CHF 759 million in 2000.
    Income in Individual Clients declined 10% from CHF 5,026 million in 2000 to CHF 4,532 million in 2001. This change was driven by the much more difficult and uncertain conditions in securities markets, which led to lower brokerage fees and lower sales of investment funds. Interest income also declined, driven by the effect of the sale of Solothurner Bank in fourth quarter 2000.
    Income in Corporate Clients declined 4% from CHF 1,975 million in 2000 to CHF 1,891 in 2001, principally reflecting lower interest income as risk adjusted pricing shifted our focus to higher credit quality counterparties leading to lower lending volumes, but also to lower credit loss expense.
    Income from the Risk Transformation and Capital Management area benefited from higher interest income, following a change in the treatment of interest on impaired loans (previously recorded as a reduction in credit loss expense), which more than offset the effects of write-downs in some small investments. Overall income increased to CHF 358 million in 2001, from CHF 307 million in 2000.
    Income from Operations rose CHF 37 million, to CHF 242 million in 2001, reflecting one-off revenues from minority holdings in other companies, a decrease in custody fees paid due to lower average assets, which more than offset a decrease in custody revenues, again reflecting lower average assets, and higher interest income from correspondent bank overdraft balances.

Operating expenses

Operating expenses remain under strict control, totaling CHF 4,438 million in 2001, CHF 253 million lower than in 2000. Operating expenses declined through the year and reached an all-time low in fourth quarter 2001.
    General and administrative expenses in 2001, were 6% lower than in 2000, at CHF 991 million, principally reflecting lower IT outsourcing costs and the continued effect of our efforts to control costs. As a result, general and administrative expenses have now fallen for two years running, and are below their 1998 level.
    Personnel expenses declined by CHF 199 million compared to 2000, to CHF 2,988 million, reflecting a fall in headcount of 1,162 since the end of 2000, and lower performance related pay. Over the full year, the compensation ratio in Private and Corporate clients was 42%, down from 43% in 2000.
    Depreciation increased 10% from 2000, to CHF 459 million, principally reflecting cancellation of previously capitalized software projects as a result of cost control measures. Goodwill amortization dropped from CHF 27 million in 2000 to CHF 0 in 2001, reflecting the write-off of goodwill on a credit card portfolio in 2000.

Headcount

Private and Corporate Clients’ headcount declined by a further 6% in 2001, from 21,100 at 31 December 2000 to 19,938 at 31 December 2001, as the cost control effects from the systematic implementation of the strategic projects portfolio and the benefits of the merger between Union Bank of Switzerland and Swiss Bank Corporation continue to be realized. Headcount has reduced by more than 5,700 since the merger, in line with the targets we set at the time. We expect that headcount will remain around the current level during 2002.

2000

Key performance indicators

Invested assets decreased by CHF 94 billion from CHF 439 billion at 31 December 1999 to CHF 345 billion at 31 December 2000. The vast majority of this change was due to the new definition of invested assets introduced at 31 December 2000, which excludes certain asset classes previously included in the old definition of assets under management, particularly current accounts. The underlying development was almost flat, with net new money of CHF 0.4 billion and slightly positive market performance over the year, roughly offsetting transfers of CHF 5 billion to other business units.
    The pre-goodwill cost / income ratio in 2000, at 63%, improved significantly from 68% in 1999. This was principally due to lower operating expenses resulting from continuing strict cost control, as the benefits of the 1998 merger between Union Bank of Switzerland and Swiss Bank Corporation continued to be realized.
    The quality of the Private and Corporate Clients’ loan portfolio improved considerably during the year, resulting in a non-performing loans / total loans ratio of 5.3% at 31 December 2000, compared to 6.8% at the end of 1999. This improvement was due in part to the unexpected strengthening of the Swiss economy, and also to Private and Corporate Clients’ efforts to further enhance the risk / return profile of its loan portfolio. This was achieved through selective origination with clear focus on higher quality counterparties, secondary market transactions, the disposal of non-core business subsidiaries, and the continued work-out of the recovery portfolio, which decreased from CHF 21 billion to CHF 15 billion during the year.
    Although UBS Switzerland’s non-performing loans ratio is somewhat higher than some comparable banks, particularly in the US, the comparison reflects different structural practices rather than underlying asset quality. In general, Swiss practice is to write off loans entirely only on final settlement of bankruptcy proceedings, the sale of the underlying assets or a formal debt forgiveness. In contrast, US practice is to write off non-performing loans much sooner, reducing the amount of such loans and corresponding provisions recorded at any given date.

Results

Record pre-tax profit for the year, at CHF 1,993 million, was an increase of CHF 722 million, or 57%, over 1999, clearly demonstrating the substantial benefits of the merger between the Union Bank of Switzerland and Swiss Bank Corporation for the combined domestic banking franchise.

Operating income

Private and Corporate Clients’ operating income in 2000 was CHF 6,684 million, CHF 541 million, or 9%, higher than in 1999. This improved performance primarily reflected higher fee income, particularly in the first half of the year, and reduced expected credit losses as the quality of the loan portfolio improved.

    Both of Private and Corporate Clients’ two main client business areas recorded increases in their operating income in 2000 as compared to 1999.

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

On the other hand, the two support business areas saw their incomes reduce.

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

Review of Business Group Performance
UBS Switzerland

Operating expenses

Full year operating expenses in 2000 were CHF 4,691 million, down 4%, or CHF 181 million, from 1999. This was primarily due to falling personnel costs as headcount was reduced.
    Personnel expense fell by CHF 176 million, or 5%, from CHF 3,363 million in 1999 to CHF 3,187 million in 2000. Increased performance-related compensation, reflecting the good results, was more than offset by a substantial reduction in headcount during the year.
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

Headcount

Private and Corporate Clients’ headcount declined by almost 3,000 in 2000 from 24,098 at the end of 1999 to 21,100 at 31 December 2000. This reduction includes 948 staff transferred with Systor, which became an independent company at the start of 2000, 413 staff of Solothurner Bank, which was sold during 2000, and the transfer of 148 financial planning and wealth management staff to Private Banking. The remaining reduction of 1,489 staff demonstrates UBS’s continued success in realizing UBS/SBC merger-related synergies.

Private Banking

Business Unit Reporting

CHF million, except where indicated						% change from
For the year ended	31.12.01	31.12.00[1]		31.12.99[1]		31.12.00

Income	6,314	6,928		5,691		(9)

Credit loss expense[2]	(28)	(26)		(21)		8

Total operating income	6,286	6,902		5,670		(9)

Personnel expenses	1,776	1,956		1,519		(9)

General and administrative expenses	1,609	1,561	[3]	1,327		3

Depreciation	157	142	[3]	91		11

Amortization of goodwill and other intangible assets	41	43		36		(5)

Total operating expenses	3,583	3,702		2,973		(3)

Business unit performance before tax	2,703	3,200		2,697		(16)

Business unit performance before tax and goodwill[4]	2,744	3,243		2,733		(15)

KPI’s

Invested assets (CHF billion)	682	691		682	[5]	(1)

Net new money (CHF billion)[6]	22.5	2.8	[5]	2.3	[5]

Gross margin on invested assets (bps)[7]	92	99		90		(7)

Cost / income ratio (%)[8]	57	53		52

Cost / income ratio before goodwill (%)[4,8]	56	53		52

Cost / income ratio before goodwill and excluding the European Wealth Management Initiative (%)[4,8]	49

Client advisors (full time equivalents)	2,346	1,744				35

KPI’s for the European Wealth Management Initiative

Income	140

Invested assets (CHF billion)	16

Net new money (CHF billion)[6]	5.6

Client advisors (full time equivalents)	370

Additional information				% change from
As at	31.12.01	31.12.00	31.12.99	31.12.00

Client assets (CHF billion)	840

Regulatory equity used (average)	1,950	2,000	1,600	(3)

Headcount (full time equivalents)	9,266	8,925	8,131	4

[1]	The 2000 and 1999 figures have been restated to reflect the restructuring of the Group on 1 January 2001.

[2]	In management accounts, statistically derived adjusted expected loss rather than the net IAS actual credit loss is reported in the business units (see Note 2 of the Financial Statements).

[3]	Excludes Significant Financial Events: General and administrative expenses, CHF 80 million, Depreciation, CHF 72 million for the PaineWebber integration.

[4]	Excludes the amortization of goodwill and other intangible assets.

[5]	Calculated using the former definition of assets under management.

[6]	Excludes dividend and interest income.

[7]	Income / average invested assets.

[8]	Operating expenses / operating income before credit loss expense.

Review of Business Group Performance
UBS Switzerland

Components of Operating Income

Private Banking derives its operating income principally from:

–	fees for financial planning and wealth management services;

–	fees for investment management services; and

–	transaction-related fees.

Private Banking’s fees are based on the market value of invested assets and the level of transaction-related activity. As a result, Private Banking’s operating income is affected by such factors as fluctuations in invested assets, changes in market conditions, investment performance and inflows and outflows of client funds.

Significant financial events

Following the merger with PaineWebber, our strategy for extending our wealth management services in Europe was reassessed and focus shifted to more affluent clients than those originally targeted by the e-services initiative. The multi-currency and multi-entity core banking systems developed by the e-services initiative now form part of UBS Private Banking’s new wealth management strategy in Europe. Those parts of the infrastructure that were tailored to the mass affluent market, such as telephone call-centers, were closed and the investment in them written off. This resulted in a charge of CHF 80 million to General and administrative expenses. In addition, capitalized software costs relating to parts of the systems which will now not be used were written off, resulting in a CHF 72 million charge to depreciation. These two amounts form part of the PaineWebber integration costs, which were treated as a significant financial event in 2000, and as a result these costs do not appear in the adjusted business unit results above.
    There were no significant financial events that affected this business unit in 2001 or 1999.

2001

Key performance indicators

Net new money inflows in 2001, at CHF 22.5 billion, an eight-fold increase over 2000, demonstrate our success this year in re-energizing our asset-gathering performance, and our determined focus on growing this world-leading business.

    Over the year from 31 December 2000, invested assets have fallen only 1%, despite the poor performance of securities markets, reflecting strong net new money growth and a relatively conservative asset mix.

    The gross margin fell from 99 basis points in 2000 to 92 basis points in 2001, clearly reflecting reduced transaction volumes, especially compared to the exuberant markets of the early part of 2000.

    The pre-goodwill cost/income ratio increased by three percentage points from 53% in 2000 to 56% in 2001, reflecting the costs of our invest-

ments in the European wealth management initiative, and weaker transaction volumes.

European wealth management

Early in 2001 we launched a European wealth management initiative, designed to expand our market share in five key target countries: Germany, the UK, France, Italy and Spain, a scope that covers about 80% of Europe’s investable assets.
    Our strategy is focused on wealthy clients, with services designed primarily for those with more than EUR 500,000 of investable assets, and developed within the context of our clear commitment to open architecture and the provision of a full range of “best of breed” investment products to all our clients. The initiative makes full use of UBS PaineWebber’s top-class abilities in marketing, product management and innovation, technology, and training, deployed as a key catalyst for our European businesses.
    Initial progress has been very promising, with net new money of CHF 5.6 billion in our target countries in 2001, despite the relatively difficult market conditions. Opening new offices and hiring new staff is a key component of the initia-

tive – expanding our physical presence in the target markets. Hiring plans progressed well in 2001, with the number of client advisers in our five target countries rising to 370 at 31 December 2001, an increase of 208 for the year. A further 40 newly hired advisors started on 1 January 2002, bringing our total hiring in 2001 to 248, in line with our intention to recruit around 250 advisors a year.

Results

Weaker markets than 2000 and the costs of investing in the European wealth management initiative brought full year pre-tax profits in 2001 down 16% from last year to CHF 2,703 million, despite a continued focus on controlling operating costs.

Operating income

Full year operating income was CHF 6,286 million, down 9% from the record CHF 6,902 million in 2000. This was driven by falling transaction based revenues, reflecting the much less active markets in 2001. Asset based revenues fell only very slightly compared to last year, despite lower average assets, reflecting our success in providing added value services to our clients.

Review of Business Group Performance
UBS Switzerland

Operating expenses

At CHF 3,583 million, operating expenses in 2001 were down 3% from 2000, driven by lower personnel expenses, which were down 9% at CHF 1,776 million due to lower performance-related compensation despite a 4% increase in headcount during the year.
    General and administrative expenses increased 3% from CHF 1,561 million in 2000 to CHF 1,609 million in 2001, principally reflecting the cost of investments in new product development, premises and systems in support of the European wealth management initiative.
    Depreciation increased from CHF 142 million in 2000 to CHF 157 million in 2001, reflecting increased investment in IT and premises.

Headcount

At 31 December 2001, Private Banking employed 9,266 professionals, a 4% increase compared with year end 2000, driven by recruitment of client advisors and support personnel for the European Wealth Management initiative. At 31 December 2001, client advisors represented 25% of Private Banking’s staff, up from 20% at the end of 2000.

2000

Key performance indicators

Invested assets increased by CHF 9 billion, or 1%, from CHF 682 billion to CHF 691 billion during 2000, primarily reflecting market performance and currency effects. Net new money during the year was disappointing, with a net inflow of CHF 2.8 billion, with the majority of the net inflow in the domestic European business.
    Gross margin for the year, at 99 basis points, partly reflects the very strong performance in the exceptional markets of the first quarter. The rates for most of the year, (95 basis points in second quarter, 94 basis points in third quarter, and 96 basis points in fourth quarter) represent a solid improvement over the average of 90 basis points recorded in 1999, as we introduce more value-added products to our client base.
    The pre-goodwill cost / income ratio was 53% a slight increase from 52% in 1999, as higher revenues were offset by investment in the e-services project and expansion of the domestic business during 1999 and 2000.

Results

Net profit before tax for the year increased significantly, by CHF 503 million, or 19%, to CHF 3,200 million, from CHF 2,697 million in 1999. This reflects strong markets in the early part of 2000, and the margin enhancing benefits of introducing more added-value products during the year.

Operating income

The increase in gross margin to 99 basis points resulted in operating income of CHF 6,902 million, which was 22%, or CHF 1,232 million, higher than in 1999. Revenue quality also improved with asset-based fees growing faster over the year than transaction-based fees.

Operating expenses

Full year operating expenses were CHF 3,702 million, CHF 729 million or 25% higher than in 1999.
    Personnel expenses increased CHF 437 million, or 29%, mainly due to higher performance related compensation, investment in the e-services project and the transfer of financial planning and wealth management staff from the Private and Corporate Clients unit.
    General and administrative expenses increased CHF 234 million, or 18%, primarily due to the investment in the e-services project. Recruitment and training expenses, and volume-driven transaction processing costs, also increased, as did project related technology costs.
    Depreciation expense increased by CHF 51 million, or 56%, principally due to investments in the e-services project.

Headcount

Headcount at year end 2000 was 8,925, representing an increase of 794 during the year. This was mainly the result of an increase of 340 employees relating to the e-services project, the transfer of 148 financial planning and wealth management staff from the Private and Corporate Clients business unit and the completion in first quarter 2000 of previous initiatives to strengthen product capabilities.

Review of Business Group Performance
UBS Asset Management

UBS Asset Management

“A second straight year of successful relative investment performance provides a strong foundation for continued progress in 2002.”

John Fraser

Business Group Reporting

CHF million, except where indicated						% change from
For the year ended	31.12.01	31.12.00		31.12.99		31.12.00

Institutional fees	1,007	1,119		857		(10)

Mutual funds fees	1,103	834		512		32

Total operating income	2,110	1,953		1,369		8

Personnel expenses	1,003	880		516		14

General and administrative expenses	564	439		271		28

Depreciation	46	49		32		(6)

Amortization of goodwill and other intangible assets	266	263		113		1

Total operating expenses	1,879	1,631		932		15

Business Group performance before tax	231	322		437		(28)

Business Group performance before tax and goodwill[1]	497	585		550		(15)

KPI’s

Cost / income ratio (%)[2]	89	84		68

Cost / income ratio before goodwill (%)[1,2]	76	70		60

Institutional

Invested assets (CHF billion)	328	323		367	[3]	2

Net new money (CHF billion)[4]	6.2	(70.8)[3]		(49.9)[3]

Gross margin on invested assets (bps)[5]	32	34		24		(6)

Mutual funds

Invested assets (CHF billion)	344	319		231	[3]	8

Net new money (CHF billion)[4]	28.7	2.9	[3]	(0.3)[3]

Gross margin on invested assets (bps)[5]	33	36		25		(8)

Additional information				% change from
As at	31.12.01	31.12.00	31.12.99	31.12.00

Client assets (CHF billion)	672

Regulatory equity used (average)	1,250	1,250	162	0

Headcount (full time equivalents)	3,281	2,860	2,576	15

[1]	Excludes the amortization of goodwill and other intangible assets.

[2]	Operating expenses / operating income.

[3]	Calculated using the former definition of assets under management.

[4]	Excludes dividend and interest income.

[5]	Income / average invested assets.

Components of Operating Income

UBS Asset Management generates most of its revenue from the asset management services it provides to institutional clients, and from the distribution of investment funds. Fees charged to institutional clients and on investment funds are based on the market value of invested assets and on successful investment performance. As a result, UBS Asset Management’s revenues are affected by changes in market levels as well as flows of client funds.

Significant Financial Events

There were no significant financial events that affected this Business Group in 2001, 2000 or 1999.

2001

Key performance indicators

Invested assets increased 5% during the year from CHF 642 billion at 31 December 2000 to CHF 672 billion at 31 December 2001. Net new money was CHF 34.9 billion for the year, reflecting the recognition of strong relative investment performance and business development efforts. The pre-goodwill cost/income ratio rose from 70% in 2000 to 76% in 2001, principally reflecting the higher cost/income ratio of the Brinson Advisors business transferred from UBS PaineWebber at the start of the year.

Institutional

Institutional invested assets increased from CHF 323 billion at 31 December 2000 to CHF 328 billion at 31 December 2001. This 2% increase was due to CHF 6.2 billion net new money and a CHF 34 billion increase in invested assets from the acquisition of RT Capital (now Brinson Canada) which more than offset negative market performance.
    Net new money in 2001 was CHF 6.2 billion, a great improvement from net outflows of CHF 70.8 billion in 2000 and CHF 49.9 billion in 1999, as clients start to recognize the success of our integrated global investment management platform, which delivered strong relative investment performance in both 2001 and 2000.

    Full year gross margin was 32 basis points, a decrease of 2 basis points from 2000, primarily due to lower performance fees in O’Connor and the addition of the lower margin Brinson Advisors business.

Mutual funds

Mutual funds invested assets increased CHF 25 billion, from CHF 319 billion at 31 December 2000 to CHF 344 billion at 31 December 2001, driven by net new money. Market performance was limited to a negative impact on invested assets of less than 1%.
    Net new money of CHF 28.7 billion in 2001,

Review of Business Group Performance
UBS Asset Management

compared to CHF 2.9 billion in 2000, reflected much better asset gathering performance in both Europe and the Americas, particularly in fixed income mandates.

    The gross margin for the year decreased 3 basis points to 33 basis points due to the addition of Brinson Advisors, which has a high proportion of lower margin money market funds, partially offset by the introduction of a new pricing structure for UBS Investment Funds.
Investment capabilities and performance
In 2001, UBS Asset Management experienced one of its best years of relative investment performance, second only to 2000. Individual security selection made a very significant contribution to 2001 performance, owing much to the benefits of our integrated global investment platform, and our improved ability to share research and knowledge across investment teams worldwide. A slowing global economy, continued declines in equity markets, and the ramifications from the terrorist attacks of 11 September were the predominant developments in 2001.
    Our Multi Asset Composite had another impressive year exceeding its benchmark by more than 10% and placing it in the top decile for the last two years. It currently sits ahead of its benchmark for all periods since inception. The Multi Asset Composite has only had one down year in twenty and in the challenging equity market of the last two years returned 12.2% and 3.7%, respectively.
    Our Global Equity and US Equity composites also had a strong year in very tough markets. The Global Equity Composite outperformed its benchmark by more than 12%, placing it in the top quartile of peers. Its two-year annualized return compares favorably to its benchmark by more than 13% and by more than 6% for three years. Many of our equity portfolios returned positive absolute gains for the year despite considerable declines in their benchmark indices. For example, our US Equity Large/Intermediate and US Value Equity Composite each gained more than 3%, while their benchmarks had losses of 11% and 5.6%. Both of these composites ranked near the top decile for the year. Nearly all of our major equity composites hold a sizable edge when compared to their benchmarks over two-, three- and five-year periods.
    Our fixed income composites also fared well during the year. The UK Fixed Interest portfolio gained 5% and the US Bond Composite posted gains of nearly 9% for the year, both beating their benchmark. In addition, the Emerging Markets Debt Composite returned 11% for the year, placing it well ahead of its benchmark.
    Our UK Balanced Composite finished in the top five of its peer group, giving up only 5.8% as the average balanced fund in the UK fell nearly 12% for the year. The UK Balanced Composite currently sits ahead of the CAPS median for one-, three-, five- and ten-year periods.
    UBS Investment Funds continued their strong relative investment performance with 70% of all funds outperforming their peer group averages for the year. More specifically, the UBS Strategy Funds performed well as a group, with more than 90% outperforming the peer group for the year. In addition, GAM had a successful year benefiting from a defensive stance on equities, excellent security selection and an allocation to alternative investments.
Results
Pre-tax profit of CHF 231 million in 2001 was 28% lower than 2000. Despite market declines and lower performance fees in the O’Connor busi-

ness, income increased as a result of the new investment funds pricing structure introduced in 2001, the acquisition of RT Capital (renamed Brinson Canada) and the inclusion of Brinson Advisors. This was more than offset by higher personnel expenses and general and administrative expenses driven by spending on growth initiatives, the integration of Brinson Advisors and the acquisition of Brinson Canada in third quarter.

Operating income
Operating income increased CHF 157 million, or 8%, from 2000 to CHF 2,110 million in 2001, as a result of the inclusion of Brinson Advisors, the new pricing structure introduced this year for investment funds and the acquisition of Brinson Canada. These effects were partially offset by lower performance fees at O’Connor, our alternative investment business, and the effect on asset based revenues of market declines in 2001 and institutional asset outflows in 2000 which led to lower average assets compared to 2000.
    Institutional income fell 10% in 2001 compared to 2000, to CHF 1,007 million, while mutual fund revenue increased 32% from 2000 to CHF 1,103 million in 2001.
Operating expenses
Operating expenses increased 15% to CHF 1,879 million in 2001, driven by the addition of Brinson Advisors and Brinson Canada.
    General and administrative expenses increased 28% from CHF 439 million in 2000 to CHF 564 million in 2001, principally reflecting the addition of Brinson Advisors.
    Personnel expenses increased 14% from CHF 880 million in 2000 to CHF 1,003 million in 2001, again mostly due to the addition of Brinson Advisors, which more than offset a considerable decline in performance related compensation.
    Depreciation decreased 6% from CHF 49 million in 2000 to CHF 46 million in 2001. Amortization of goodwill and other intangible assets increased 1% to CHF 266 million in 2001, reflecting the effect of the acquisition of Brinson Canada.
Headcount
Headcount increased by 421 in 2001, from 2,860 at 31 December 2000 to 3,281 at 31 December 2000, mostly due to the integration of Brinson Advisors and Brinson Canada.

2000

Key performance indicators

The cost/income ratio before goodwill increased to 70% in 2000, from 60% in 1999, principally as a result of the inclusion of O’Connor, Global Asset Management (GAM) and UBS Realty Investors (which generate higher gross margins than the rest of the business, but at higher cost), spending on strategic initiatives to expand global reach, and lower asset-based revenues towards the end of the year.
Institutional
Invested assets at 31 December 2000 include CHF 31 billion invested at Brinson Advisors (formerly Mitchell Hutchins), which was purchased as part of the acquisition of Paine Webber Group, Inc. and subsequently transferred to UBS Asset Management.
    Invested assets decreased 12%, or CHF 44 billion, from CHF 367 billion at 31 December 1999 to CHF 323 billion at 31 December 2000, with the majority of the decline due to client losses in the institutional business, particularly in the earlier part of the year.

Review of Business Group Performance
UBS Asset Management

    Net new money for the year saw a net outflow of CHF 70.8 billion. Net new money outflows moderated as the year progressed, as losses of equity mandates continued to decline. Client losses continued to be concentrated primarily within US and to a lesser degree UK mandates, reflecting past investment performance issues.
    The gross margin in 2000 was 34 basis points, an increase of 10 basis points over 1999. This rise reflects the contributions from two new higher margin businesses: O’Connor, created in June 2000, and UBS Realty Investors (formerly Allegis), purchased in December 1999.

Mutual funds

Invested assets at 31 December 2000 include CHF 90 billion invested at Brinson Advisors (formerly Mitchell Hutchins), which was purchased as part of the acquisition of Paine Webber Group, Inc., and subsequently transferred to UBS Asset Management.
    Invested assets increased 38%, from CHF 231 billion at 31 December 1999 to CHF 319 billion at year end 2000. The addition of Brinson Advisors assets offset a slight underlying decline. This underlying performance was largely a result of negative currency and market movements, partly offset by net new money of CHF 2.9 billion.
    The gross margin for the year, at 36 basis points, is significantly higher than the 25 basis points recorded in 1999, principally due to the contribution from GAM.

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

Results

Pre-tax profit of CHF 322 million was 26% lower than 1999. Despite asset losses in the core institutional business, operating income increased as a result of the launch of the O’Connor business and the acquisition of Allegis; but this was more than offset by higher performance-related personnel expenses, the additional costs of spending on new business initiatives, chiefly targeted at marketing investment funds outside UBS, and goodwill amortization costs relating to Allegis and GAM.

Operating income

Operating income increased CHF 584 million, or 43%, from CHF 1,369 million in 1999 to CHF 1,953 million in 2000.
    Institutional revenue increased CHF 262 million, or 31%, from CHF 857 million in 1999 to CHF 1,119 million in 2000. Despite the decrease in invested assets, operating income increased as a result of the acquisition of Allegis and the creation of the new O’Connor alternative asset management business, partially offset by lost revenue from client losses.
    Mutual fund income increased CHF 322 million, or 63%, from CHF 512 million in 1999 to CHF 834 million in 2000, primarily as a result of the GAM acquisition.

Operating expenses

Full year expenses increased by CHF 699 million to CHF 1,631 million.
    Personnel expenses increased 71%, or CHF 364 million, from CHF 516 million in 1999 to CHF 880 million in 2000 and General and administrative expenses increased 62%, or CHF 168 million, over 1999 to CHF 439 million in 2000. Both categories of expense increased as a result of the acquisitions of GAM and Allegis, the addition of the new O’Connor business and investments in distribution initiatives.
    Depreciation and amortization expense increased CHF 167 million, or 115%, from CHF 145 million in 1999 to CHF 312 million in 2000, principally due to the goodwill amortization resulting from the acquisitions of Allegis and GAM.

Headcount

Headcount increased 11% from 2,576 at 31 December 1999 to 2,860 at 31 December 2000, primarily as a result of an increase of staff to support mutual funds distribution initiatives and the creation of the new O’Connor business in June 2000.

Review of Business Group Performance
UBS Warburg

UBS Warburg

“We have made excellent strategic progress in 2001, with increased share of fees in corporate finance and the successful merger with UBS PaineWebber.”

Markus Granziol

Business Group Reporting

CHF million, except where indicated				% change from
For the year ended	31.12.01	31.12.00[1]	31.12.99[1]	31.12.00

Income[2]	21,349	19,590	13,118	9

Credit loss expense[3]	(130)	(246)	(333)	(47)

Total operating income	21,219	19,344	12,785	10

Personnel expenses	13,515	10,618	7,087	27

General and administrative expenses	4,260	3,196	2,538	33

Depreciation	580	606	644	(4)

Amortization of goodwill and other intangible assets[2]	991	290	139	242

Total operating expenses	19,346	14,710	10,408	32

Business Group performance before tax	1,873	4,634	2,377	(60)

Business Group performance before tax and goodwill[6]	2,864	4,924	2,516	(42)

Additional information

Regulatory equity used (average)	26,200	24,850	10,590	5

Cost / income ratio (%)[7]	91	75	79

Cost / income ratio before goodwill (%)[6,7]	86	74	78

Business Group Reporting Adjusted for Significant Financial Events

CHF million, except where indicated				% change from
For the year ended	31.12.01	31.12.00[1]	31.12.99[1]	31.12.00

Income[2]	21,349	19,590	12,918[4]	9

Credit loss expense[3]	(130)	(246)	(333)	(47)

Total operating income	21,219	19,344	12,585	10

Personnel expenses	13,515	10,532[5]	7,087	28

General and administrative expenses	4,260	3,183[5]	2,538	34

Depreciation	580	599[5]	644	(3)

Amortization of goodwill and other intangible assets[2]	991	290	139	242

Total operating expenses	19,346	14,604	10,408	32

Business Group performance before tax	1,873	4,740	2,177	(60)

Business Group performance before tax and goodwill[6]	2,864	5,030	2,316	(43)

Additional information

Cost / income ratio (%)[7]	91	75	81

Cost / income ratio before goodwill (%)[6,7]	86	73	79

[1]	The 2000 and 1999 figures have been restated to reflect the restructuring of the Group on 1 January 2001.

[2]	Goodwill funding costs of CHF 763 million (2000: CHF 132 million) and amortization of goodwill and other intangible assets of CHF 846 million (2000: CHF 138 million) in respect of the PaineWebber acquisition are included in UBS Warburg results but are not reflected in any of its individual business units.

[3]	In management accounts, statistically derived adjusted expected loss rather than the net IAS actual credit loss is reported in the business units (see Note 2 of the Financial Statements).

[4]	Excludes Significant Financial Events: Income, CHF 200 million for the sale of the international Global Trade Finance business.

[5]	Excludes Significant Financial Events: Personnel expenses, CHF 86 million, General and administrative expenses, CHF 13 million and Depreciation, CHF 7 million, for the PaineWebber integration.

[6]	Excludes the amortization of goodwill and other intangible assets.

[7]	Operating expenses / operating income before credit loss expense.

Goodwill costs

UBS Warburg’s Business Group operating expenses for 2001 include CHF 846 million (2000: CHF 138 million) of amortization of goodwill and intangible assets and CHF 763 million (2000: CHF 132 million) of goodwill funding costs which result from the merger with PaineWebber on 3 November 2000. These costs are recorded at the Business Group level, but are not allocated to the individual business units.
    In particular, the results of the Private Clients business unit, which includes the former PaineWebber private client businesses, do not reflect amortization or funding costs relating to the merger.

Review of Business Group Performance
UBS Warburg

Corporate and Institutional Clients

Business Unit Reporting

CHF million, except where indicated						% change from
For the year ended	31.12.01	31.12.00		31.12.99		31.12.00

Corporate Finance	2,544	2,701		2,054		(6)

Equities	6,655	10,429		5,724		(36)

Fixed income and foreign exchange	6,536	4,622		4,269		41

Non-core business	276	281		482	[1]	(2)

Income	16,011	18,033		12,529		(11)

Credit loss expense[2]	(112)	(243)		(330)		(54)

Total operating income	15,899	17,790		12,199		(11)

Personnel expenses[3]	8,339	9,284	[4]	6,861		(10)

General and administrative expenses	2,705	2,779	[4]	2,429		(3)

Depreciation	454	555	[4]	629		(18)

Amortization of goodwill and other intangible assets	145	149		134		(3)

Total operating expenses	11,643	12,767		10,053		(9)

Business unit performance before tax	4,256	5,023		2,146		(15)

Business unit performance before tax and goodwill[5]	4,401	5,172		2,280		(15)

KPI’s

Compensation ratio (%)[6]	52	51		55

Cost / income ratio (%)[7]	73	71		80

Cost / income ratio before goodwill (%)[5,7]	72	70		79

Non-performing loans / gross loans outstanding (%)	2.6	2.8		1.6

Impaired loans / gross loans outstanding (%)	5.4	5.6		3.4

Average VaR (10-day 99%)	252	242		213		4

Additional information				% change from
As at	31.12.01	31.12.00	31.12.99	31.12.00

Client assets (CHF billion)	108

Regulatory equity used (average)	9,900	10,000	10,050	(1)

Headcount (full time equivalents)	15,562	15,262	12,694	2

1        Excludes Significant Financial Events: Income, CHF 200 million for the sale of the international Global Trade Finance business.

2        In management accounts, statistically derived adjusted expected loss rather than the net IAS actual credit loss is reported in the business units (see Note 2 of the Financial Statements).
3        Includes retention payments in respect of the PaineWebber acquisition. 2001: CHF 46 million. 2000: CHF 11 million.
4        Excludes Significant Financial Events: Personnel expenses, CHF 86 million, General and administrative expenses, CHF 13 million and Depreciation, CHF 7 million, for the PaineWebber integration.
5        Excludes the amortization of goodwill and other intangible assets.
6        Personnel expenses / operating income before credit loss expense.
7        Operating expenses / operating income before credit loss expense.

Components of Operating Income

The Corporate and Institutional Clients unit generates operating income from:

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

As a result, Corporate and Institutional Clients’ operating income is affected by movements in market conditions, interest rate swings, the level of trading activity in primary and secondary markets and the extent of merger and acquisition activity. These and other factors have had, and may in the future have, a significant impact on results of operations from year to year.

Significant financial events

PaineWebber integration costs were treated as a significant financial event in 2000, and are not reflected in the figures shown in the table. The amounts involved were: personnel expenses CHF 86 million, general and administrative expenses CHF 13 million and depreciation CHF 7 million.
    In addition, a CHF 200 million gain on the sale of UBS’s international Global Trade Finance business in 1999 was treated as a significant financial event and is not reflected in the operating income shown in the table.
    There were no significant financial events that affected this business unit in 2001.

2001

Key performance indicators

UBS Warburg measures its expense base primarily in terms of percentage of revenues, looking at both personnel costs and non-personnel costs on this basis.

    We continue to maintain a tight focus on cost management in light of the current operating environment, and achieved a pre-goodwill cost/income ratio of 72% in 2001, up slightly from 70% in 2000, as a result of the reduced revenues in difficult market conditions. The ratio of personnel costs to income was 52% in 2001, only a slight increase on the 51% recorded in 2000, and favorably comparable with our peer group.

    Average Value at Risk (VaR) for Corporate and Institutional Clients increased only slightly from CHF 242 million in 2000 to CHF 252 million in 2001 and, in general, market risk exposures have stayed within the normal ranges. There was, however, a short term but significant increase in VaR in December 2001 resulting from sizeable client-driven equity transactions. The need for a temporary increase in limits was anticipated and pre-approved by the Group

Review of Business Group Performance
UBS Warburg

Executive Board. The trades were successfully executed and the risk reduced to normal levels.

    Total loans decreased by 17% from CHF 73.8 billion at 31 December 2000 to CHF 61.2 billion at 31 December 2001, due to a reduction in Japanese government exposures, and repayments from European multinationals, reflecting the continued reduction of our commercial lending risk profile.

    Continued successful recovery efforts led the ratio of impaired loans to total loans to fall from 5.6% at 31 December 2000 to 5.4% at the end of 2001. The non-performing loans to total loans ratio declined from 2.8% to 2.6% over the same period.

Results

We recorded a strong performance in 2001, relative to the much weaker markets this year. Pre-tax profit in 2001 was CHF 4,256 million, a decline of 15% over 2000, our best year ever. Equities and corporate finance both suffered from the economic downturn and the consequent weakness in their global markets, while the fixed income and foreign exchange business delivered record results, driven by interest rate reductions and increased volatility, and supported by the expansion of businesses acquired from PaineWebber. In corporate finance we continued to outperform 2000 in terms of market share, with full year analysis showing us with a 4.5% share of fees, compared to 3.6% in 2000. Costs fell sharply to their lowest ever total.

Operating income

Operating income of CHF 15,899 million in 2001 was 11% lower than in 2000.
    Corporate finance revenues were CHF 2,544 million in 2001, 6% lower than in 2000, as our improved share of fees this year was more than offset by the general contraction experienced in corporate finance in 2001.
    Equities revenues for 2001 were also lower than in 2000, down 36% from CHF 10,429 million to CHF 6,655 million in 2000. This decline principally reflects reduced trading revenues, driven by the lack of mergers and acquisitions activity and increased volatility, together with a cautious approach to risk in difficult market conditions. Commission revenues have been broadly consistent with levels in 2000, reflecting the breadth and depth of our client franchise.

    Fixed income and foreign exchange performed very strongly in 2001, with revenues up 41% from 2000, at CHF 6,536 million. This reflects the effect of interest rate reductions during the year, which led to increased issuance and higher volatility, and the inclusion of businesses taken over from PaineWebber.
    Non core revenues in 2001 were 2% lower than in 2000, at CHF 276 million.

Operating expenses

Personnel expenses declined 10%, from CHF 9,284 million in 2000 to CHF 8,339 million in 2001, driven by reductions in incentive compensation in line with labor market conditions and full year results.
    General and administrative expenses in 2001 were 3% lower than in 2000, at CHF 2,705 million, reflecting the impact of cost control measures put in place during 2001. (Fourth quarter 2001 general and administrative expenses were 25% lower than in fourth quarter 2000.)
    Depreciation fell 18% from 2000 to CHF 454 million in 2001, driven by reductions in IT expenditure as a result of cost control initiatives.
    Amortization of goodwill and other intangibles was almost unchanged at CHF 145 million in 2001, just CHF 4 million lower than in 2000.

Headcount

Headcount at 31 December 2001 remained little changed, at 15,562 compared to 15,262 at the end of 2000. We have not engaged in widespread headcount reductions that might have long-term detrimental impact on our client franchises, but are upgrading staff quality in selected areas.

2000

The results for Corporate and Institutional Clients include the costs and revenues for November and December 2000 of the former PaineWebber capital markets businesses, which were integrated into this business unit from the completion of the merger on 3 November 2000.

Key performance indicators

Continued strong revenue performance in 2000 and active cost management led to a pre-goodwill cost / income ratio of 70%, down from 79% in the previous year, representing the result of significant cost management efforts on both personnel and non-personnel expenses.
    Corporate and Institutional Clients’ ratio of personnel cost to income fell to 51% in 2000, from 55% in 1999. UBS Warburg continues to invest in top quality professionals to help expand its capabilities and client reach and aims to compensate its employees at similar levels to its global competitors.
    Changes in non-personnel costs are less directly related to changes in income than personnel costs. As a percentage of income, non-personnel costs decreased to 19% in 2000, from 25% in 1999. Improvements in overall cost management were offset by increased expenditure on technology and professional fees and the incremental costs of the PaineWebber capital markets business.
    Corporate and Institutional Clients’ non-performing loans rose CHF 905 million, or 78%, from CHF 1,163 million at 31 December 1999 to CHF 2,068 million at 31 December 2000, reflecting the weaker credit environment in the US. At the same time, the gross loans outstanding rose from CHF 72,717 million at 31 December 1999 to CHF 73,761 million at 31 December 2000. As a result, the ratio of non-performing loans to total loans increased to 2.8% at the end of 2000 from 1.6% at the end of 1999.
    Market risk utilization, as measured by average VaR, continued to remain well within the limit of CHF 450 million, although increasing from an average of CHF 213 million in 1999 to an average of CHF 242 million in 2000, reflecting the exceptional trading opportunities in the early part of 2000.

Results

UBS Warburg’s Corporate and Institutional Clients business unit delivered record financial results in 2000, with each quarter performing significantly above the levels in the comparable quarter of 1999. Pre-tax profit of CHF 5,023 million was more than double the CHF 2,146 million achieved in 1999, itself a good year.

Review of Business Group Performance
UBS Warburg

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
    Fixed Income and Foreign Exchange experienced a strong 2000, driven by active fixed income markets, significant principal finance activity and a good performance by the government bond and derivatives business, contributing to overall revenues for the year 2000 of CHF 4,622 million, an improvement of 8%, or CHF 353 million over 1999’s revenues of CHF 4,269 million. Revenues for 1999 also included revenues relating to exchange-traded derivatives and alternative asset management, which were transferred to the Equities business area in 2000.
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

Non core income

In October and November 1998, UBS’s Board of Directors mandated and undertook a review of UBS’s risk profile and risk management and of UBS’s control processes and procedures. Corporate and Institutional Clients used the review to define its core and non-core business areas, and decided to wind down over time the identified non-core businesses, and the associated loan portfolio. In 2000, non-core revenues fell 42% compared to 1999, to CHF 281 million.
    UBS’s non-core loan portfolio decreased approximately CHF 65 billion, or 61%, from approximately CHF 106 billion as of 31 December 1998 to CHF 41 billion as of 31 December 1999. It has further reduced since, to CHF 23 billion at 31 December 2000 and CHF 10 billion at 31 December 2001.

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

UBS Capital

Business Unit Reporting

CHF million, except where indicated				% change from
For the year ended	31.12.01	31.12.00	31.12.99	31.12.00

Total operating income / (loss)	(868)	368	315

Personnel expenses	96	142	105	(32)

General and administrative expenses	66	49	46	35

Depreciation	2	2	2	0

Amortization of goodwill and other intangible assets	0	2	5	(100)

Total operating expenses	164	195	158	(16)

Business unit performance before tax	(1,032)	173	157

Business unit performance before tax and goodwill[1]	(1,032)	175	162

KPI’s

Value creation (CHF billion)	(1.4)	0.6	0.6

				% change from
As at	31.12.01	31.12.00	31.12.99	31.12.00

Investment (CHF billion)[2]	5.0	5.5	3.0	(9)

Additional information

Portfolio fair value (CHF billion)	5.6	6.9	4.2	(19)

Invested assets (CHF billion)	1	1		0

Regulatory equity used (average)	800	600	340	33

Headcount (full time equivalents)	128	129	116	(1)

[1]	Excludes the amortization of goodwill and other intangible assets.

[2]	Historic cost of investments made, less divestments and permanent impairments.

Components of Operating Income

UBS Capital’s primary source of operating income is capital gains from the disposal or sale of its investments, which are recorded at the time of ultimate divestment. As a result, appreciation in fair market value is recognized as operating income only at the time of sale. The level of annual operating income from UBS Capital is directly affected by the level of investment disposals that take place during the year. Similarly, depreciation in fair market value is only recognized against operating income if an investment becomes permanently impaired and has to be written-down. Write-downs of the value of its investments can negatively affect UBS Capital’s operating income.

Review of Business Group Performance
UBS Warburg

Significant financial events

There were no significant financial events that affected this business unit in 2001, 2000 or 1999.

2001

Full year results for UBS Capital reflect the very challenging market in 2001, with few opportunities for divestments, and write-downs of several investments as a result of the problems caused for some of our investee companies by the deteriorating economic conditions. Pre-tax losses for 2001 of CHF 1,032 million, compared to pre-tax profits of CHF 173 million in 2000.
    Following a strategic review of the business, UBS will in future be focused on private equity asset management, with a restricted level of direct investments through UBS Capital, limited to those sectors and regions with a strong performance track record. We expect results in 2002 to show continued volatility, and net losses, unless there is a material improvement in economic conditions.

Key performance indicators

UBS Capital’s private equity investments have decreased to CHF 5.0 billion at 31 December 2001, from CHF 5.5 billion at the end of 2000, with the decline due to write-downs on the book value of investments, as well as a small number of divestments during the year, which more than offset the draw-down of previously committed investments and the small level of other new investments during the year.
    The fair value of the portfolio at the end of December 2001 was CHF 5.6 billion, down 19% from CHF 6.9 billion at 31 December 2000. The fair value included net unrealized gains of CHF 0.6 billion. Value reduction during 2001, was CHF 1.4 billion, compared to value creation of CHF 0.6 billion in 2000.

Results

UBS Capital recorded an operating loss of CHF 868 million in 2001, compared to income of CHF 368 million in 2000. Challenging markets and the continued slow-down in corporate activity meant that there were few opportunities for significant divestments in 2001, while weak economic conditions led to deteriorating valuations across a range of industry sectors resulting in a high level of write-downs of investments in the portfolio.

    Personnel expenses were CHF 96 million in 2001, down from CHF 142 million in 2000, reflecting lower incentive compensation which is driven by realized gains on divestments.
    General and administrative expenses were CHF 66 million, up from CHF 49 million in 2000 due principally to professional fees relating to our strategic review of the business.

2000

Key performance indicators

The book value of UBS Capital’s private equity investments grew from CHF 3.0 billion at the end of 1999 to CHF 5.5 billion at 31 December 2000. New investments of CHF 2.1 billion were made during the full year, including new shareholdings across a diverse range of sectors. In addition, CHF 0.8 billion of investments made by PaineWebber were added to UBS Capital’s private equity portfolio in December 2000. The portfolio value was reduced by certain write-downs in investments in second and fourth quarters 2000.
    Until the introduction in 2001 of IAS 39, UBS Capital accounted for its private equity investments at cost less permanent impairments. Our regular portfolio review and valuation at 31 December 2000 resulted in an approximate current fair value of CHF 6.9 billion, compared to CHF 4.2 billion at 31 December 1999. This equated to unrealized gains of approximately CHF 1.4 billion at 31 December 2000, compared to CHF 1.2 billion at year-end 1999. The value creation during the year 2000, including realized gains since 1 January 2000, and the increase in the portfolio’s unrealized gains, was approximately CHF 0.6 billion.

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

Operating expenses

Personnel, general and administrative expenses were CHF 191 million in 2000, an increase from the previous year of CHF 40 million, or 26%, driven mainly by bonus expenses. Bonuses are accrued when an investment is successfully exited, so personnel expenses move in line with successful divestments.

Review of Business Group Performance
UBS Warburg

Private Clients

Business Unit Reporting

CHF million, except where indicated				% change from
For the year ended	31.12.01[2]	31.12.00[1,2]	31.12.99[1]	31.12.00

Income	6,969	1,321	74	428

Credit loss expense[3]	(18)	(3)	(3)	500

Total operating income	6,951	1,318	71	427

Personnel expenses[4]	5,080	1,106	121	359

General and administrative expenses	1,489	355	63	319

Depreciation	124	42	13	195

Amortization of goodwill and other intangible assets	0	1	0	(100)

Total operating expenses	6,693	1,504	197	345

Business unit performance before tax	258	(186)	(126)

Business unit performance before tax and goodwill[5]	258	(185)	(126)

KPI’s

Invested assets (CHF billion)	782	773	25 [6]	1

Net new money (CHF billion)[7]	36.0	15.2 [6]	2.0 [6]

Gross margin on invested assets (bps)[8]	90	72	35	25

Cost / income ratio (%)[9]	96	114	266

Cost / income ratio before goodwill (%)[5,9]	96	114	266

Cost / income ratio before goodwill and retention payments (%)[5,9]	90	105

Recurring fees[10]	2,277	430		430

Financial advisors (full time equivalents)	8,870	8,871		0

Additional information				% change from
As at	31.12.01	31.12.00	31.12.99	31.12.00

Client assets (CHF billion)	854

Regulatory equity used (average)	1,750	2,750	200	(36)

Headcount (full time equivalents)	20,678	21,814	581	(5)

[1] The 2000 and 1999 figures have been restated to reflect the restructuring of the Group on 1 January 2001.

[2] Private Clients results include PaineWebber for 2001 and for 2000 from the date of acquisition, 3 November 2000.

[3] In management accounts, statistically derived adjusted expected loss rather than the net IAS actual credit loss is reported in the business units (see Note 2 of the Financial Statements).

[4] Includes retention payments in respect of the PaineWebber acquisition. 2001: CHF 436 million. 2000: CHF 117 million.

[5] Excludes the amortization of goodwill and other intangible assets.

[6] Calculated using the former definition of assets under management.

[7] Excludes interest and dividend income.

[8] Income / average invested assets.

[9] Operating expenses / operating income before credit loss expense.

[10] Asset based and advisory revenues including fees from mutual funds, wrap fee products and insurance products.

Components of Operating Income

The Private Clients business unit principally derives its operating income from:

–	fees for financial planning and wealth management services;

–	fees for discretionary management services; and

–	transaction-related fees.

These fees are based on the market value of invested assets and the level of transaction-related activity. As a result, operating income is affected by such factors as fluctuations in invested assets, changes in market conditions, investment performance and inflows and outflows of client funds.

Significant financial events

There were no significant financial events that affected this business unit in 2001, 2000 or 1999.

PaineWebber

The Private Clients business unit primarily consists of UBS PaineWebber, the fourth largest private client business in the US, which became part of UBS following the merger between UBS and Paine Webber Group, Inc., which was completed on 3 November 2000.
    The merger was accounted for using purchase accounting, so the results shown for Private Clients for 2000 reflect the inclusion of the PaineWebber businesses only for the period from 3 November 2000 until 31 December 2000. Results for 1999 do not include any contribution from UBS PaineWebber, while results for 2001 reflect a full year’s contribution.

2001

Comparisons of full year results reflect the very different scale of the UBS Warburg Private Clients business prior to the acquisition of PaineWebber in November 2000.

Key performance indicators

At the end of 2001, Private Clients had CHF 782 billion of invested assets, compared to CHF 773 billion at 31 December 2000, a change of 1%, with negative market performance during the year more than offset by strong net new money flows.

    Net new money for the year was CHF 36.0 billion, compared to CHF 15.2 billion in 2000, more than half of which was earned in the last quarter of 2000 after the integration of PaineWebber. Private Clients’ ability to continue to generate high levels of net new money despite the uncertain markets in 2001 reflects the strength of its client franchise amongst high net worth individuals in the US.

    Gross Margin on invested assets increased to 90 basis points, from 72 basis points in 2000, reflecting the addition of UBS PaineWebber. Gross margin in the pre-existing business for the 9 months to 30 September 2000, before the addition of UBS PaineWebber was 36 basis points. The gross margin fell slightly during 2001, reflecting the effect of uncertain markets on transaction volumes.

    The cost / income ratio before goodwill and retention payments was 90% in 2001 compared to 105% in 2000. Until the addition of UBS PaineWebber, the pre-existing business was loss making, reflecting the relatively early stage of its business development. Cost control has remained a strong focus during the year, with the cost income ratio in fourth quarter 2001 only one percentage point higher than in fourth quarter 2000.
    Recurring fees were CHF 2,277 million in 2001. This metric was not tracked prior to the

Review of Business Group Performance
UBS Warburg

integration of UBS PaineWebber in November 2000. During 2001, recurring fees declined 6% to CHF 545 million in fourth quarter 2001 compared to CHF 580 in first quarter 2001, due to the effects of market depreciation on client assets – recurring fees are priced based on the asset level at the end of the prior quarter.

    At the end of December 2001, Private Clients had 8,870 financial advisors, unchanged from a year before. Although we have continued to recruit and train new financial advisors during the year, the difficult market conditions have led to higher turnover amongst the least productive advisors.

Results

Pre-tax profits were CHF 258 million, a strong result relative to our peers, achieved against a particularly poor market environment, with two successive years of market declines in the US for the first time since the late 1970s leading to much lower transaction volumes. In 2000, Private Clients incurred a loss of CHF 186 million.

Operating income

Operating income for the year was CHF 6,951 million, compared to CHF 1,318 million in 2000. Revenues were resilient during 2001, declining just 11% from first quarter to fourth quarter, despite recession and market uncertainty in the US.

Operating expenses

Total operating expenses were CHF 6,693 million in 2001 compared to CHF 1,504 million in 2000, reflecting the addition of UBS PaineWebber.
    Private Clients implemented a number of cost control initiatives during the year, aimed at reducing discretionary expenditure and support costs, while protecting the business’s ability to serve its clients to the highest standards.
    Personnel expenses were CHF 5,080 million in 2001, compared to CHF 1,106 million in 2000, reflecting the completely different scale of the business. Expenses in 2001 included CHF 436 million of retention payments for key UBS PaineWebber staff, compared to CHF 117 million in 2000. Through 2001 personnel expenses reduced, from CHF 1,311 million in first quarter to CHF 1,216 million in fourth quarter, reflecting lower performance related and variable compensation and a reduction of support headcount.
    General and administrative expenses were CHF 1,489 million in 2001, compared to CHF

355 million in 2000, reflecting the addition of UBS PaineWebber. Cost control efforts drove expenses down during 2001, with fourth quarter general and administrative expenses 4% lower than in first quarter.
    Depreciation expenses were CHF 124 million in 2001, compared to CHF 42 million in 2000, reflecting the addition of UBS PaineWebber.

Headcount

Headcount decreased 5% during the year from 21,814 at 31 December 2000 to 20,678 at 31 December 2001. We continue to monitor market conditions, but prudent cost control in previous years means that we have not needed to make franchise threatening cuts to our headcount. Financial advisor headcount is almost unchanged over the year, but we continue to implement efficiency measures to help manage support headcount downwards.

2000

Results for 2000 reflect the inclusion of UBS PaineWebber only for the period from the merger, on 3 November 2000, until 31 December 2000.

Key performance indicators

At 31 December 2000, Private Clients had CHF 773 billion of invested assets.
    Net new money for the year was significant, at CHF 15.2 billion. Private Clients’ asset gathering continued successfully after the merger, with net new money flows averaging CHF 202.3 million per day in November and December 2000, and totaling CHF 8.3 billion between the merger and the end of the quarter. This compared very favorably to the average pre-merger rate in the third quarter of 2000 of CHF 172.5 million per day, despite the effects of the holiday season.

Results

Private Clients recorded a net loss for 2000 of CHF 186 million, compared to a net loss in 1999 of CHF 126 million. Adjusting for the addition of UBS PaineWebber, the previously existing businesses made a loss of CHF 167 million in 2000, partly due to restructuring costs incurred in first quarter 2000.

Operating income

Operating income was CHF 1,318 million in 2000, an increase of CHF 1,247 million from the CHF 71 million achieved in 1999. This change was mainly due to CHF 1,225 million income of UBS PaineWebber in November and December 2000.

Operating expenses

Operating expenses were CHF 1,504 million in 2000, up from CHF 197 in 1999 including CHF 1,244 million at UBS PaineWebber in November and December.
    Personnel expenses in 2000 were CHF 1,106 million, an increase of CHF 985 million from 1999. CHF 955 million of this increase resulted from UBS PaineWebber, and included CHF 117 million of retention payments to staff under the terms of the PaineWebber merger agreement.
    General and administrative expenses in 2000 were CHF 355 million, an increase of CHF 292 million from 1999, including CHF 258 million from UBS PaineWebber.

Headcount

Total headcount at 31 December 2000 was 21,814, up from 581 at 31 December 1999, with the vast majority of the change due to the addition of UBS PaineWebber.

Review of Business Group Performance
Corporate Center

Corporate Center

Business Group Reporting

CHF million, except where indicated				% change from
For the year ended	31.12.01	31.12.00	31.12.99	31.12.00

Income	678	358	2,010	89

Credit loss recovery[1]	236	1,161	448	(80)

Total operating income	914	1,519	2,458	(40)

Personnel expenses	546	522	92	5

General and administrative expenses	207	431	839	(52)

Depreciation	372	320	366	16

Amortization of goodwill and other intangible assets	25	44	50	(43)

Total operating expenses	1,150	1,317	1,347	(13)

Business Group performance before tax	(236)	202	1,111

Business Group performance before tax and goodwill[2]	(211)	246	1,161

Additional information				% change from
As at	31.12.01	31.12.00	31.12.99	31.12.00

Regulatory equity used (average)	6,200	8,450	7,850	(27)

Headcount (full time equivalents)	1,132	986	862	15

Business Group Reporting Adjusted for Significant Financial Events3

CHF million, except where indicated				% change from
For the year ended	31.12.01	31.12.00	31.12.99	31.12.00

Income	678	358	372	89

Credit loss recovery[1]	236	1,161	448	(80)

Total operating income	914	1,519	820	(40)

Personnel expenses	546	490	548	11

General and administrative expenses	207	281	385	(26)

Depreciation	372	320	366	16

Amortization of goodwill and other intangible assets	25	44	50	(43)

Total operating expenses	1,150	1,135	1,349	1

Business Group performance before tax	(236)	384	(529)

Business Group performance before tax and goodwill[2]	(211)	428	(479)

1   In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the net IAS actual credit loss expenses are reported for all business units. The statistically derived adjusted expected losses reflect the inherent counterparty and country risks in the respective portfolios. The difference between the statistically derived adjusted expected loss figures and the net IAS actual credit loss expenses recorded at Group level is reported in the Corporate Center (see Note 2 to the Financial Statements).

2   Excludes the amortization of goodwill and other intangible assets.

3   Excludes Significant Financial Events: Income, year ended 31 December 1999, CHF 38 million from the Long Term Capital Management (LTCM) fund, CHF 1,490 million for the sale of our 25% stake in Swiss Life / Rentenanstalt and CHF 110 million for the sale of Julius Baer registered shares. Personnel expenses, year ended 31 December 2000, CHF 32 million for the PaineWebber integration. General and administrative expenses, year ended 31 December 2000, CHF 150 million net additional provision relating to the US Global Settlement. Personnel expenses, year ended 31 December 1999, CHF 456 million for the Pension Fund Accounting Credit. General and administrative expenses, year ended 31 December 1999, CHF 300 million for the UBS / SBC Restructuring Provision and CHF 154 million for the increase in the provision for the US Global Settlement.

Significant financial events

There were no significant financial events in Corporate Center in 2001.
    Significant financial events booked in Corporate Center in 2000 and 1999 were:

–	Personnel expenses of CHF 32 million relating to the integration of PaineWebber into UBS in 2000.

–	Costs of CHF 154 million in 1999 and CHF 150 million in 2000 in General and administrative expenses in connection with the US Global Settlement of World War II related claims.

–	Operating income of CHF 1,490 million from the sale of UBS’s 25% stake in Swiss Life/Rentenanstalt, CHF 110 million from the sale of Julius Baer registered shares, and CHF 38 million from UBS’s residual holding in Long Term Capital Management L.P., all in 1999.

–	A credit to Personnel expenses in 1999 of CHF 456 million in connection with excess pension fund employer pre-payments.

–	Costs of CHF 300 million in General and administrative expenses in 1999 in respect of an additional restructuring charge relating to the 1998 merger between UBS and SBC.

2001

Results

Corporate Center recorded a pre-tax loss of CHF 236 million in 2001, compared to a pre-tax profit of CHF 384 million in 2000, adjusted for significant financial events.

Operating income

The credit loss expense or recovery booked in Corporate Center represents the difference between the adjusted statistically expected losses charged to the business units and the actual credit loss recognized in the Group income statement. UBS Group’s credit loss expense increased to CHF 498 million in 2001, compared to a recovery of CHF 130 million in 2000. For both 2000 and 2001, actual credit loss was less than the charge to the business units, resulting in a credit loss recovery in Corporate Center of CHF 236 million in 2001, compared to a recovery of CHF 1,161 million in 2000.
    Operating income decreased by CHF 605 million from 2000 to CHF 914 million in 2001, principally reflecting the swing in the credit loss results, offset by higher income from treasury activities.

Operating expenses

Total operating expenses were CHF 1,150 million in 2001, 1% higher than in 2000.
    General and administrative expenses for 2001 were CHF 74 million lower than in 2000, at CHF 207 million. This was due to lower corporate real estate costs and lower professional fees connected to the US global settlement of World War II related claims, offset by higher IT costs and one-off charges relating to the bankruptcy of SAir Group.
    In 2001 personnel expenses were CHF 546 million, an increase of 11% compared to 2000, driven by severance payments and the full year cost of senior management and other additional personnel added through the PaineWebber merger.

Headcount

Headcount increased 15% during 2001 to 1,132 at 31 December 2001, driven by the transfer of International Mobility Program participants to Corporate Center headcount and the transfer of human resources staff from UBS Warburg. The International Mobility Program provides outstanding young employees of UBS with opportunities for work experience overseas.

2000

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
    Credit loss expense in Corporate Center reconciles the difference between management accounting and financial accounting, that is between the adjusted statistically calculated expected losses charged to the business units and the actual credit loss expense recognized in the Group income statement. The Swiss econ-

Review of Business Group Performance
Corporate Center

omy was strong in 2000, leading to credit loss expenses below the statistically calculated expected level, and to a net write back of credit loss provisions of CHF 695 million, resulting in a credit of CHF 130 million at the Group level. Corporate Center’s credit loss recovery of CHF 1,161 million reflects the balancing item between this amount and the CHF 1,031 million expected loss charged to the business units.

Operating expenses

Operating expenses decreased from CHF 1,349 million in 1999 to CHF 1,135 million in 2000.

Headcount

Headcount in Corporate Center increased 124 during 2000, reflecting the addition of staff from PaineWebber.

UBS Group Financial Statements

Financial Statements

Financial Statements		78

UBS Group Income Statement		78

UBS Group Balance Sheet		79

UBS Group Statement of Changes in Equity		80

UBS Group Statement of Cash Flows		82

Notes to the Financial Statements		83

1	Summary of Significant Accounting Policies	83

2a	Segment Reporting by Business Group	92

2b	Segment Reporting by Geographic Location	95

Income Statement		96

3	Net Interest Income	96

4	Net Fee and Commission Income	96

5	Net Trading Income	97

6	Other Income	97

7	Personnel Expenses	97

8	General and Administrative Expenses	98

9	Earnings per Share (EPS) and Outstanding Shares	98

Balance Sheet: Assets		99

10a	Due from Banks and Loans to Customers	99

10b	Allowances and Provisions for Credit Losses	100

10c	Impaired Loans	100

10d	Non-Performing Loans	101

11	Securities Borrowing, Securities Lending, Repurchase and Reverse Repurchase Agreements and Other Collateralized Transactions	102

12	Trading Portfolio	103

13	Financial Investments	104

14	Investments in Associates	106

15	Property and Equipment	106

16	Goodwill and Other Intangible Assets	107

17	Other Assets	107

Balance Sheet: Liabilities		108

18	Due to Banks and Customers	108

19	Debt Issued	108

20	Other Liabilities	114

21	Provisions, including Restructuring Provision	114

22	Income Taxes	116

23	Minority Interests	118

24	Derivative Instruments	118

Off-Balance Sheet and other Information		123

25	Pledged Assets	123

26	Fiduciary Transactions	123

27	Commitments and Contingent Liabilities	124

28	Operating Lease Commitments	125

29	Litigation	126

30	Financial Instruments Risk Position	127

	a) Interest Rate Risk	127

	b) Credit Risk	129

	(b)(i) On-balance sheet assets	129

	(b)(ii) Off-balance sheet financial instruments	130

	(b)(iii) Credit risk mitigation techniques	130

	c) Currency Risk	131

	d) Liquidity Risk	132

	e) Capital Adequacy	133

31	Fair Value of Financial Instruments	135

32	Retirement Benefit Plans and Other Employee Benefits	137

33	Equity Participation Plans	141

	a) Equity Participation Plans Offered	141

	b) UBS Share Awards	143

	c) UBS Option Awards	144

	d) Compensation Expense	145

	e) Pro-Forma Net Income	145

34	Related Parties	146

35	Post–Balance Sheet Events	147

36	Significant Subsidiaries and Associates	147

37	Acquisition of Paine Webber Group, Inc.	151

38	Currency Translation Rates	151

39	Swiss Banking Law Requirements	151

40	Reconciliation to US GAAP	154

41	Additional Disclosures Required under US GAAP and SEC Rules	164

Report of the Group Auditors		169

UBS Group Financial Statements
Financial Statements

Financial Statements

UBS Group Income Statement

CHF million, except per share data					% change from
For the year ended	Note	31.12.01	31.12.00	31.12.99	31.12.00

Operating income

Interest income	3	52,277	51,745	35,604	1

Interest expense	3	(44,236)	(43,615)	(29,695)	1

Net interest income		8,041	8,130	5,909	(1)

Credit loss expense / recovery		(498)	130	(956)

Net interest income after credit loss expense / recovery		7,543	8,260	4,953	(9)

Net fee and commission income	4	20,211	16,703	12,607	21

Net trading income	5	8,802	9,953	7,719	(12)

Other income	6	558	1,486	3,146	(62)

Total operating income		37,114	36,402	28,425	2

Operating expenses

Personnel expenses	7	19,828	17,163	12,577	16

General and administrative expenses	8	7,631	6,765	6,098	13

Depreciation of property and equipment	15	1,614	1,608	1,517	0

Amortization of goodwill and other intangible assets	16	1,323	667	340	98

Total operating expenses		30,396	26,203	20,532	16

Operating profit before tax and minority interests		6,718	10,199	7,893	(34)

Tax expense	22	1,401	2,320	1,686	(40)

Net profit before minority interests		5,317	7,879	6,207	(33)

Minority interests	23	(344)	(87)	(54)	295

Net profit		4,973	7,792	6,153	(36)

Basic earnings per share (CHF)[1]	9	3.93	6.44	5.07	(39)

Basic earnings per share before goodwill (CHF)[1,2]	9	4.97	7.00	5.35	(29)

Diluted earnings per share (CHF)[1]	9	3.78	6.35	5.02	(40)

Diluted earnings per share before goodwill (CHF)[1,2]	9	4.81	6.89	5.30	(30)

[1]	All earnings per share figures have been restated for the 3 for 1 share split which took place on 16 July 2001.

[2]	Excludes the amortization of goodwill and other intangible assets.

UBS Group Balance Sheet

				% change from
CHF million	Note	31.12.01	31.12.00[1]	31.12.00

Assets

Cash and balances with central banks		20,990	2,979	605

Due from banks	10	27,526	29,147	(6)

Cash collateral on securities borrowed	11	162,938	177,857	(8)

Reverse repurchase agreements	11	269,256	193,801	39

Trading portfolio assets	12	397,886	315,588	26

Positive replacement values	24	73,447	57,875	27

Loans, net of allowance for credit losses	10	226,545	244,842	(7)

Financial investments	13	28,803	19,583	47

Accrued income and prepaid expenses		7,554	7,062	7

Investments in associates	14	697	880	(21)

Property and equipment	15	8,695	8,910	(2)

Goodwill and other intangible assets	16	19,085	19,537	(2)

Other assets	17,22	9,875	9,491	4

Total assets		1,253,297	1,087,552	15

Total subordinated assets		407	475	(14)

Liabilities

Due to banks	18	106,531	82,240	30

Cash collateral on securities lent	11	30,317	23,418	29

Repurchase agreements	11	368,620	295,513	25

Trading portfolio liabilities	12	105,798	82,632	28

Negative replacement values	24	71,443	75,923	(6)

Due to customers	18	333,781	310,679	7

Accrued expenses and deferred income		17,289	21,038	(18)

Debt issued	19	156,218	129,635	21

Other liabilities	20,21,22	15,658	18,756	(17)

Total liabilities		1,205,655	1,039,834	16

Minority interests	23	4,112	2,885	43

Shareholders’ equity

Share capital		3,589	4,444	(19)

Share premium account		14,408	20,885	(31)

Gains / (losses) not recognized in the income statement		(193)	(687)	(72)

Retained earnings		29,103	24,191	20

Treasury shares		(3,377)	(4,000)	(16)

Total shareholders’ equity		43,530	44,833	(3)

Total liabilities, minority interests and shareholders’ equity		1,253,297	1,087,552	15

Total subordinated liabilities		13,818	13,996	(1)

[1]	Changes have been made to prior year to conform to the current presentation (see Note 1: Summary of Significant Accounting Policies).

UBS Group Financial Statements
Financial Statements

UBS Group Statement of Changes in Equity

CHF million
For the year ended	31.12.01	31.12.00	31.12.99

Issued and paid up share capital

Balance at the beginning of the year	4,444	4,309	4,300

Issue of share capital	12	135	9

Capital repayment by par value reduction[3]	(683)

Cancellation of second trading line treasury shares (2000 Program)	(184)

Balance at the end of the year	3,589	4,444	4,309

Share premium

Balance at the beginning of the year	20,885	14,437	13,617

Premium on shares issued and warrants exercised	80	139	45

Net premium / (discount) on treasury share and own equity derivative activity	(239)	(391)	775

Share premium increase due to PaineWebber acquisition		4,198

Borrow of own shares to be delivered		5,895

Settlement of own shares to be delivered	(2,502)	(3,393)

Cancellation of second trading line treasury shares (2000 Program)	(3,816)

Balance at the end of the year	14,408	20,885	14,437

Gains / (losses) not recognized in the income statement Foreign currency translation

Balance at the beginning of the year	(687)	(442)	(456)

Movements during the year	(82)	(245)	14

Subtotal – balance at the end of the year	(769)	(687)	(442)

Unrealized gains / (losses) on available for sale investments, net of taxes

Balance at the beginning of the year	0

Change in accounting policy[1]	1,577

Net unrealized gains / (losses) on available for sale investments	(92)

Gains reclassified to the income statement	(461)

Losses reclassified to the income statement	11

Subtotal – balance at the end of the year	1,035

Change in fair value of derivative instruments designated as cash flow hedges, net of taxes

Balance at the beginning of the year	0

Change in accounting policy[1]	(380)

Net unrealized gains / (losses) on the revaluation of cash flow hedges	(316)

Net losses reclassified to the income statement	237

Subtotal – balance at the end of the year	(459)

Balance at the end of the year	(193)	(687)	(442)

Retained earnings

Balance at the beginning of the year	24,191	20,327	16,224

Change in accounting policy[1]	(61)

Balance at the beginning of the year (restated)	24,130	20,327	16,224

Net profit for the year	4,973	7,792	6,153

Dividends paid[2,3]		(3,928)	(2,050)

Balance at the end of the year	29,103	24,191	20,327

Treasury shares, at cost

Balance at the beginning of the year	(4,000)	(8,023)	(4,891)

Acquisitions	(13,506)	(16,330)	(6,595)

Disposals	10,129	20,353	3,463

Cancellation of second trading line treasury shares (2000 Program)	4,000

Balance at the end of the year	(3,377)	(4,000)	(8,023)

Total shareholders’ equity	43,530	44,833	30,608

[1]	Opening adjustments to reflect the adoption of IAS 39 (see Note 1: Summary of Significant Accounting Policies).

[2]	Dividends declared per share were CHF 1.50 in 2000 and CHF 1.83 in 1999, both paid in the year 2000.

[3]	On 16 July 2001, UBS made a distribution to shareholders of CHF 1.60 per share, paid in the form of a reduction in the par value of its shares, from CHF 10.00 to CHF 8.40. At the same time, UBS split its share 3 for 1, resulting in a new par value of CHF 2.80 per share.

UBS Group Statement of Changes in Equity (continued)

Shares issued

	Number of shares			% change from

For the year ended	31.12.01	31.12.00	31.12.99	31.12.00

Balance at the beginning of the year	1,333,139,187	1,292,679,486	1,289,857,836	3

Issue of share capital	3,843,661	4,459,701	2,821,650	(14)

Issue of share capital due to PaineWebber acquisition		36,000,000

Cancellation of second trading line treasury shares (2000 Program)	(55,265,349)

Balance at the end of the year	1,281,717,499	1,333,139,187	1,292,679,486	(4)

Treasury shares

	Number of shares			% change from

For the year ended	31.12.01	31.12.00	31.12.99	31.12.00

Balance at the beginning of the year	55,265,349	110,621,142	73,370,094	(50)

Acquisitions	162,818,045	16,824,039	87,659,019	868

Disposals	(121,563,094)	(72,179,832)	(50,407,971)	68

Cancellation of second trading line treasury shares (2000 Program)	(55,265,349)

Balance at the end of the year	41,254,951	55,265,349	110,621,142	(25)

During the year a total of 55,265,349 shares acquired under the second trading line buyback program 2000 were cancelled. At 31 December 2001, a maximum of 13,017,716 shares can be issued against the excercise of options from former PaineWebber employee option plans. Out of the total number of 41,254,951 treasury shares, 23,064,356 shares (CHF 1,834 million) were acquired under the second trading line buyback program 2001 and are earmarked for cancellation. The Board of Directors will propose to the Annual General Meeting on 18 April 2002 to reduce the outstanding number of shares and the share capital by the number of shares purchased for cancellation.

UBS Group Financial Statements
Financial Statements

UBS Group Statement of Cash Flows

CHF million
For the year ended	31.12.01	31.12.00	31.12.99

Cash flow from / (used in) operating activities

Net profit	4,973	7,792	6,153

Adjustments to reconcile net profit to cash flow from / (used in) operating activities

Non-cash items included in net profit and other adjustments:

Depreciation of property and equipment	1,614	1,608	1,517

Amortization of goodwill and other intangible assets	1,323	667	340

Credit loss expense / (recovery)	498	(130)	956

Equity in income of associates	(72)	(58)	(211)

Deferred tax expense	292	544	479

Net loss / (gain) from investing activities	513	(730)	(2,282)

Net (increase) / decrease in operating assets:

Net due from / to banks	27,306	(915)	(5,298)

Reverse repurchase agreements, cash collateral on securities borrowed	(60,536)	(81,054)	(12,656)

Trading portfolio including net replacement values and securities pledged as collateral	(78,456)	11,553	(49,956)

Loans / due to customers	42,813	12,381	17,222

Accrued income, prepaid expenses and other assets	(424)	6,923	2,545

Net increase / (decrease) in operating liabilities:

Repurchase agreements, cash collateral on securities lent	80,006	50,762	52,958

Accrued expenses and other liabilities	(5,235)	3,313	(7,366)

Income taxes paid	(1,742)	(959)	(1,063)

Net cash flow from / (used in) operating activities	12,873	11,697	3,338

Cash flow from / (used in) investing activities

Investments in subsidiaries and associates	(467)	(9,729)	(1,720)

Disposal of subsidiaries and associates	95	669	3,782

Purchase of property and equipment	(2,021)	(1,640)	(2,820)

Disposal of property and equipment	380	335	1,880

Net (investment) / divestment in financial investments	(5,770)	(8,770)	356

Net cash flow from / (used in) investing activities	(7,783)	(19,135)	1,478

Cash flow from / (used in) financing activities

Net money market paper issued	24,226	10,125	13,128

Net movements in treasury shares and treasury share contract activity	(6,038)	(647)	(2,312)

Capital issuance	12	15	9

Capital repayment by par value reduction	(683)

Dividends paid		(3,928)	(2,050)

Issuance of long-term debt	18,233	14,884	12,661

Repayment of long-term debt	(18,477)	(24,640)	(7,112)

Issuance of trust preferred securities	1,291	2,683

Dividend payments to / and purchase from minority interests	(461)	(73)	(689)

Net cash flow from / (used in) financing activities	18,103	(1,581)	13,635

Effects of exchange rate differences	(304)	112	148

Net increase / (decrease) in cash equivalents	22,889	(8,907)	18,599

Cash and cash equivalents, beginning of the year	93,370	102,277	83,678

Cash and cash equivalents, end of the year	116,259	93,370	102,277

Cash and cash equivalents comprise:

Cash and balances with central banks	20,990	2,979	5,073

Money market paper[1]	69,938	66,454	69,717

Due from banks maturing in less than three months	25,331	23,937	27,487

Total	116,259	93,370	102,277

[1]	Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments.

UBS Group Financial Statements
Notes to the Financial Statements

Notes to the Financial Statements

Note 1 Summary of Significant Accounting Policies

a) Basis of accounting

UBS AG and subsidiaries (“UBS” or the “Group”) provide a broad range of financial services including advisory services, underwriting, financing, market making, asset management, brokerage, and retail banking on a global level. The Group was formed on 29 June 1998 when Swiss Bank Corporation and Union Bank of Switzerland merged. The merger was accounted for using the uniting of interests method of accounting.
    The consolidated financial statements of the Group (the “Financial Statements”) are prepared in accordance with International Accounting Standards and stated in Swiss francs (CHF), the currency of the country in which UBS AG is incorporated. On 12 February 2002 the Board of Directors approved them for issue.

b) Use of estimates in the preparation of Financial Statements

In preparing the Financial Statements, management is required to make estimates and assumptions that affect reported income, expenses, assets, liabilities and disclosure of contingent assets and liabilities. Use of available information and application of judgement are inherent in the formation of estimates. Actual results in the future could differ from such estimates and the differences may be material to the Financial Statements.

c) Consolidation

The Financial Statements comprise those of the parent company (UBS AG), its subsidiaries and certain special purpose entities, presented as a single economic entity. The effects of intra-group transactions are eliminated in preparing the Financial Statements. Subsidiaries and special purpose entities which are directly or indirectly controlled by the Group are consolidated. Subsidiaries acquired are consolidated from the date control is transferred to the Group. Subsidiaries to be divested are consolidated up to the date of disposal. Temporarily controlled entities that are acquired and held with a view to their subsequent disposal, are recorded as Financial investments.
    Assets held in an agency or fiduciary capacity are not assets of the Group and are not reported in the Financial Statements.
    Equity and net income attributable to minority interests are shown separately in the Balance sheet and Income statement, respectively.
    Investments in associates in which the Group has a significant influence are accounted for under the equity method of accounting. Significant influence is normally evidenced when UBS owns 20% or more of a company’s voting rights. Investments in associates are initially recorded at cost and the carrying amount is increased or decreased to recognize the Group’s share of the investee’s profits or losses after the date of acquisition.
    The Group sponsors the formation of companies, which may or may not be directly or indirectly owned subsidiaries, for the purpose of asset securitization transactions and to accomplish certain narrow and well defined objectives. These companies may acquire assets directly or indirectly from UBS or its affiliates. Some of these companies are bankruptcy-remote entities whose assets are not available to satisfy the claims of creditors of the Group or any of its subsidiaries. Such companies are consolidated in the Group’s Financial Statements when the substance of the relationship between the Group and the company indicate that the company is controlled by the Group. Certain transactions of consolidated entities meet the criteria for derecognition of financial assets. Derecognition of a financial asset takes place when the Group loses control of the contractual rights that comprise the financial asset. These transactions do not affect the consolidation status of an entity.

UBS Group Financial Statements
Notes to the Financial Statements

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
    Exchange differences on non-monetary financial assets are a component of the change in their fair value. Depending on the classification of a non-monetary financial asset, exchange differences are either recognized in the income statement (applicable for example for equity securities held for trading), or within Shareholder’s equity if non-monetary financial assets are classified as available-for-sale financial investments.
    Assets and liabilities of foreign entities are translated at the exchange rates at the balance sheet date, while income statement items and cash flows are translated at average rates over the year. Differences resulting from the use of these different exchange rates are recognized directly in Foreign currency translation within Shareholders’ equity.

e) Business and geographical segments

The Group is organized on a worldwide basis into Business Groups and the Corporate Center. This organizational structure is the basis upon which the Group reports its primary segment information.
    Segment income, segment expenses and segment performance include transfers between business segments and between geographical segments. Such transfers are accounted for at prices in line with charges to unaffiliated customers for similar services.

f) Cash and cash equivalents

Cash and cash equivalents consist of Cash and balances with central banks, balances included in Due from banks that mature in less than three months, and Money market paper included in Trading portfolio assets and Financial investments.

g) Fee income

Brokerage fees earned from executing securities transactions are recorded when the service has been provided. Portfolio and other management, advisory and other service fees are recognized based on the terms of the applicable service contracts. Asset management fees related to investment funds are recognized ratably over the period the service is provided. The same principle is applied for fees earned for wealth management, financial planning and custody services that are continuously provided over an extended period of time. Transaction-related fees earned from merger and acquisition and other advisory services, securities underwriting, fund raising, and from other investment banking and similar services that have a non-recurring character, are recognized at the time the service has been completed.

h) Securities borrowing and lending

Securities borrowed and securities lent are recorded at the amount of cash collateral advanced or received. The Group monitors the market value of the securities borrowed and lent on a daily basis and calls for additional collateral when appropriate.
    Fees and interest received or paid are recorded as interest income or interest expense, on an accrual basis.

i) Repurchase and reverse repurchase transactions

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are generally treated as collateralized financing transactions and are carried at the amounts at which the securities were acquired or sold, plus accrued interest. The Group monitors the market value of the underlying securities, (which collateralize the related receivables) on a daily basis and requests additional collateral when appropriate.
    Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is recognized as interest income and interest expense, over the life of each agreement.
    The Group offsets reverse repurchase agreements and repurchase agreements with the same counterparty for transactions covered by legally enforceable master netting agreements when net or simultaneous settlement is intended.

j) Trading portfolio

Trading portfolio assets consist of money market paper, other debt instruments and equity instru-

ments as well as traded loans and precious metals which are owned by the Group (“long” positions). Obligations to deliver trading securities sold but not yet purchased are reported as Trading portfolio liabilities. Trading portfolio liabilities consist of money market paper, other debt instruments and equity instruments which the Group has sold to third parties but does not own (“short” positions).

    The trading portfolio is carried at fair value, which includes valuation allowances for instruments, for which liquid markets do not exist, to adjust primarily for credit and settlement risks. Gains and losses realized on disposal or redemption and unrealized gains and losses from changes in the fair value of trading portfolio assets or liabilities are reported as Net trading income. Interest and dividend income and expense on trading portfolio assets or liabilities are included in Interest and dividend income or Interest and dividend expense, respectively.
    When the Group becomes party to a contract classified in its trading portfolio, it recognizes from that date (trade date) in the income statement any unrealized profits and losses arising from revaluing that contract to fair value. On a date subsequent to the trade date, the terms of spot and forward trading transactions are fulfilled (settlement date) and a resulting financial asset or liability is recognized on the balance sheet at the fair value of the consideration given or received plus the change in fair value of the contract since the trade date.
    The determination of fair values of trading portfolio assets or liabilities is based on quoted market prices in active markets or dealer price quotations, pricing models (using assumptions based on market and economic conditions), or management’s estimates, as applicable.

k) Loans originated by the Group

Loans originated by the Group include loans where money is provided directly to the borrower, other than those that are originated with the intent to be sold immediately or in the short term, which are recorded as Trading portfolio assets. A participation in a loan from another lender is considered to be originated by the Group, provided it is funded on the date the loan is originated by the lender. Purchased loans are either classified as Financial investments available-for-sale, or as Trading portfolio assets, as appropriate.
    Loans originated by the Group are recognized when cash is advanced to borrowers. They are initially recorded at cost, which is the fair value of the cash given to originate the loan, including any transaction costs, and are subsequently measured at amortized cost using the effective interest rate method.

l) Allowance and provision for credit losses

An allowance for credit losses is established if there is objective evidence that the Group will be unable to collect all amounts due. The allowance and provision for credit losses represents management’s estimate of probable losses inherent in the loan portfolio and other lending-related commitments. Such commitments normally include letters of credit, guarantees and commitments to extend credit. However, credit risk exposures are also inherent in other instruments.
    The allowance for credit losses is reported as a reduction of loans whereas the provision for credit losses for lending related commitments is reported in Other liabilities. Additions to the allowances and provisions for credit losses are made through the credit loss expense account. Allowance and provision for credit exposures are evaluated at a counterparty-specific and/or country-specific level based on following principles:
    Counterparty-specific: Individual credit exposures are evaluated based upon the borrower’s character, overall financial condition, resources and payment record; the prospects for support from any financially responsible guarantors; and, if appropriate, the realizable value of any collateral. Impairment is measured and allowances for credit losses are established for the difference between the carrying amount and its estimated recoverable amount.
    A loan is considered impaired when management determines that it is probable that the Group will not be able to collect all amounts due according to the original contractual terms, unless such loans are secured, in process of collection, or other factors exist which make the Group expect that all future cash flows according to the original terms of the contract will be received. An impaired loan is classified as non-performing when the contractual payments of principal and/or interest are in arrears for 90 days or more.

UBS Group Financial Statements
Notes to the Financial Statements

    When a loan has been identified as impaired, the carrying amount of the loan is reduced by recording specific allowances for credit losses to its estimated recoverable amount, which is the present value of expected future cash flows discounted at the original effective interest rate of the loan. Upon impairment the accrual of interest income based on the original terms of the loan is discontinued. The increase of the present value of impaired loans due to the passage of time is reported as interest income.

    All impaired loans are reviewed and analyzed at least annually. Any subsequent changes to the amounts and timing of the expected future cash flows compared to the prior estimates will result in a change in the allowance for credit losses and be charged to credit loss expense. If there are indications of significant probable losses in the portfolio that have not been specifically identified, allowances for credit losses would also be provided for on a portfolio basis.
    An allowance for an impairment is reversed only when the credit quality has improved such that there is reasonable assurance of timely collection of principal and interest in accordance with the original contractual terms of the loan agreement.
    A write-off is made when all or part of a loan is deemed uncollectible or in the case of debt forgiveness. Write-offs are charged against previously established allowances for credit losses and reduce the principal amount of a loan. Recoveries in part or in full of amounts previously written off are credited to credit loss expense.
    Country-specific: Probable losses resulting from exposures in countries experiencing political and transfer risk, countrywide economic distress, or problems regarding the legal enforceability of contracts are assessed using country specific scenarios and taking into consideration the nature of the individual exposures. Specific country allowances are established based on this assessment, and exclude exposures addressed in counterparty-specific allowances.

m) Securitizations

The Group securitizes various consumer and commercial financial assets, which generally results in the sale of these assets to special-purpose vehicles which, in turn issue securities to investors. Financial assets are partially or wholly derecognized when the Group gives up control of the contractual rights that comprise the financial asset.
    Interests in the securitized financial assets may be retained in the form of senior or subordinated tranches, interest-only strips or other residual interests (“retained interests”). Retained interests are primarily recorded in Trading portfolio assets and carried at fair value. The determination of fair values of retained interest is generally based on listed market prices or by determining the present value of expected future cash flows using pricing models that incorporate management’s best estimates of critical assumptions which may include credit losses, discount rates, yield curves and other factors.
    Gains or losses on securitization depend in part on the carrying amount of the transferred financial assets, allocated between the financial assets derecognized and the retained interests based on their relative fair values at the date of the transfer. Gains or losses on securitization are recorded in Net trading income.

n) Financial investments

Financial investments are classified as available-for-sale and recorded on a settlement date basis. Management determines the appropriate classification of its investments at the time of the purchase. Financial investments consist of money market paper, other debt instruments and equity instruments, including private equity investments.
    Available-for-sale financial investments may be sold in response to needs for liquidity or changes in interest rates, foreign exchange rates or equity prices.
    Available-for-sale financial investments are carried at fair value. Unrealized gains or losses on available-for-sale investments are reported in Shareholders’ equity, net of applicable taxes, until such investment is sold, collected or otherwise disposed of, or until such investment is determined to be impaired. If an available-for-sale investment is determined to be impaired, the cumulative unrealized gain or loss previously recognized in Shareholders’ equity is included in net profit or loss for the period and reported in Other income. A financial investment is considered impaired if its carrying value exceeds the recoverable amount. For non-quoted investments, the recoverable amount is determined by applying recognized valuation techniques. Quoted financial investments are considered impaired if the decline in market price below cost is of such a magnitude that recovery of the cost value cannot be reasonably expected within the foreseeable future.

    On disposal of an available-for-sale investment, the accumulated unrealized gain or loss included in Shareholders’ equity is transferred to net profit or loss for the period and reported in Other income. Gains and losses on disposal are determined using the average cost method.
    The determination of fair values of available-for-sale financial investments is generally based on quoted market prices in active markets, dealer price quotations, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment or based upon review of the investee’s financial results, condition and prospects including comparisons to similar companies for which quoted market prices are available.
    Interest and dividend income on available-for-sale financial investments is included in Interest and dividend income from financial investments.

o) Property and equipment

Property and equipment includes bank occupied properties, investment properties, software, IT and communication and other machines and equipment.
    Bank-occupied property is defined as property held by the Group for use in the supply of services or for administrative purposes whereas investment property is defined as property held by the Group to earn rentals and/or for capital appreciation. If a property of the Group includes a portion that is bank occupied and another portion that is held to earn rentals or for capital appreciation, the classification is based on whether or not these portions can be sold separately. If both portions of the property can be sold separately these portions are accounted for as bank-occupied property and investment property, respectively. If the portions can not be sold separately, the whole property is classified as bank-occupied property unless the portion used by the bank is minor. The classification of property is reviewed on a regular basis to account for major changes in its usage. In 2001, investment properties with a carrying value of CHF 350 million (cost CHF 447 million less accumulated depreciation of CHF 97 million) have been reclassified to Bank occupied property. Assets with a value of CHF 144 million related to the PaineWebber acquisition were transferred from Other machines and equipment to IT, software and communication, and CHF 30 million for leasehold improvements were reclassified from Investment properties to Other machines and equipment.
    Software development costs are capitalized when they meet certain criteria relating to identifiability, it is probable that future economic benefits will flow to the enterprise, and the cost can be measured reliably. Internally developed software meeting these criteria is classified in Property and equipment on the balance sheet.
    Property and equipment is carried at cost less accumulated depreciation and accumulated impairment losses. Property and equipment is periodically reviewed for impairment.
    Property and equipment is depreciated on a straight-line basis over its estimated useful life as follows:

Properties	Not exceeding 50 years

Other machines and equipment	Not exceeding 10 years

IT, software and communication	Not exceeding 3 years

    Property formerly bank-occupied or leased to third parties under an operating lease, which the Group has decided to dispose of and foreclosed property are defined as Properties held for resale and disclosed in Other assets. They are carried at the lower of cost or recoverable value. During 2001, properties with a carrying value of CHF 293 million (cost CHF 482 million less accumulated depreciation of CHF 189 million) have been reclassified from Investment property to Property held for resale.

p) Goodwill and other intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of net identifiable assets of the acquired entity at the date of acquisition.
    Other intangible assets are comprised of separately identifiable intangible items arising from acquisitions and certain purchased trademarks and similar items.
    Goodwill and other intangible assets are recognized as assets and are amortized using the straight-line basis over their estimated useful economic life, not exceeding 20 years. At each balance sheet date, goodwill and other intangible assets are reviewed for indications of impair-

UBS Group Financial Statements
Notes to the Financial Statements

ment. If such indications exist an analysis is performed to assess whether the carrying amount of goodwill or other intangible assets is fully recoverable. A write-down is made if the carrying amount exceeds the recoverable amount.

q) Income taxes

Income tax payable on profits, based on the applicable tax laws in each jurisdiction, is recognized as an expense in the period in which profits arise. The tax effects of income tax losses available for carry-forward are recognized as an asset when it is probable that future taxable profit will be available against which those losses can be utilized.
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
    Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the asset will be realized or the liability will be settled based on enacted rates.
    Current and deferred tax assets and liabilities are offset when they arise from the same tax reporting group and relate to the same tax authority and when the legal right to offset exists.
    Current and deferred taxes are recognized as income tax benefit or expense except for deferred taxes recognized or disposed of upon the acquisition or disposal of a subsidiary.

r) Debt issued

Debt issued is initially measured at cost, which is the fair value of the consideration received, net of transaction costs incurred. Subsequent measurement is at amortized cost, using the effective interest rate method to amortize cost at inception to the redemption value over the life of the debt.
    Combined debt instruments that are related to non-UBS AG equity instruments, foreign exchange or credit instruments or indices are considered structured instruments. The embedded derivative is separated from the host contract and accounted for as a stand alone derivative if the criteria for separation are met. The host contract is subsequently measured at amortized cost.
    Debt instruments with embedded derivatives that are related to UBS AG shares or to a derivative instrument that has UBS AG shares as underlying are separated into a liability and an equity component at issue date, if they will be physically settled. Initially, a portion of the net proceeds from issuing the combined debt instrument are allocated to the equity component based on its fair value and reported in Share premium account. The determination of fair values is generally based on listed market prices or option pricing models. Subsequent changes in fair value of the separated equity component are not recognized. The remaining amount is allocated to the liability component and reported as Debt issued. The liability component is subsequently measured at amortized cost.
    However, if the combined instrument or the embedded derivative related to UBS AG shares is cash settled or the holder of the hybrid instrument has the right to require cash settlement, then the separated derivative is accounted for as a trading instrument with changes in fair value recorded in income.
    It is the Group’s policy to hedge the fixed interest rate risk on debt issues (except for certain subordinated long-term notes issues, see Note 30a) and apply fair value hedge accounting. The effect is such that when hedge accounting is applied to fixed rate debt instruments, the carrying value of debt issues are adjusted for changes in fair value related to the hedged exposure rather than carried at amortized cost. See v) Derivative instruments for further discussion.
    Interest expense on debt instruments is included in Interest on debt issued.

s) Treasury shares

UBS AG shares held by the Group are classified in Shareholders’ equity as Treasury shares and accounted for at weighted average cost. The difference between the proceeds from sales of treasury shares and their cost (net of tax, if any) is classified as Share premium.
    Contracts that require physical settlement or net share settlement in UBS AG shares or provide the Group with a choice to physically settle are classified as Shareholders’ equity and reported as Share premium. Upon settlement of such con-

tracts the proceeds received less cost (net of tax, if any), are reported as Share premium.

t) Retirement benefits

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
    The principal actuarial assumptions used by the actuary are set out in Note 32.
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

u) Equity participation plans

The Group provides various equity participation plans in the form of stock plans and stock option plans. UBS generally uses the intrinsic value based method of accounting for such awards. Consequently, compensation expense is measured as the difference between the quoted market price of the stock at the measurement date less the amount, if any, that the employee is required to pay, or by the excess of stock price over option strike price, if any. The Group’s policy is to recognize compensation expense for equity awards at the date of grant.

v) Derivative instruments

All derivative instruments of the Group are carried at fair value on the balance sheet and are reported as Positive or Negative replacement values. Fair values are obtained from quoted market prices, dealer price quotations, discounted cash flow models and option pricing models, which consider current market and contractual prices for the underlying instrument, as well as time value of money, yield curve and volatility of the underlying. The Group offsets positive and negative replacement values with the same counterparty for transactions covered by legally enforceable master netting agreements.
    Where the Group enters into derivatives for trading purposes, realized and unrealized gains and losses are recognized in Net trading income.
    The Group also uses derivative instruments as part of its asset and liability management activities to manage exposures to interest rate risks, credit risks and foreign currency risks. The Group applies either fair value or cash flow hedge accounting when it meets the specified criteria to obtain hedge accounting treatment. Derivative instruments not qualifying for hedge accounting are treated as derivative instruments used for trading purposes. The Group has entered into economic hedges of credit risk within the loan portfolio using credit default swaps to which it does not apply hedge accounting. However, in the event the Group recognizes an impairment on a loan that is economically hedged in this way, the gain on the credit default swap is offset against Credit loss expense/recovery. See Note 24 for additional information.
    In a qualifying hedge of exposures to changes in fair value, the change in fair value of the hedging derivative is recognized in net profit and loss. The change in fair value of the hedged item attributable to the hedged risks adjusts the carrying value of the hedged item and is also recognized in net profit or loss. If the hedge relationship is terminated, the unamortized fair value adjustment of the hedged item is amortized to net profit or loss over the original hedge term or recognized in income if the hedged item is derecognized. In a qualifying cash flow hedge, the effective portion of the gain or loss on the hedging derivative is recognized in Shareholders’ equity while the ineffective portion is reported in net profit or loss. When the hedged firm commitment or forecasted transaction results in income or expense, then the associated gain or loss on the hedging derivative is removed from Shareholders’ equity and included in net profit

UBS Group Financial Statements
Notes to the Financial Statements

or loss in the same period during which the forecasted transaction affects net profit or loss. If the forecasted transaction is no longer expected to occur, the cumulative gain or loss on the hedging derivative is recognized immediately in net profit or loss. If the hedge relationship is terminated, the cumulative gain or loss on the hedging derivative that initially had been reported in Shareholders’ equity when the hedge was effective, remains in Shareholders’ equity until the committed or forecasted transaction occurs, at which point it is reported in net profit or loss.

    In some cases, a derivative may be part of a hybrid instrument that includes both a derivative and a host contract. This is known as an embedded derivative. An embedded derivative is separated from the host contract and accounted for as a stand alone derivative instrument if and only if the following conditions are met: the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract, the host contract is not carried at fair value with changes in fair value reported in net profit or loss, and the embedded derivative meets the definition of a derivative.

w) Comparability

Certain amounts have been reclassified from previous years to conform to the 2001 presentation.
    The Group adopted the following revised or new International Accounting Standards and Interpretations of the Standing Interpretation Committee (SIC) in 2001:

IAS 12 (Revised)	Income Taxes

IAS 39	Financial Instruments: Recognition and Measurement

IAS 40	Investment Property

Interpretation SIC 17	Equity – Costs of an Equity Transaction

Interpretation SIC 18	Consistency – Alternative Methods

Interpretation SIC 19	Reporting Currency – Measurement and Presentation of Financial Statements under IAS 21 and IAS 29

Interpretation SIC 22	Business Combinations – Subsequent Adjustment of Fair Values and Goodwill Initially Reported

Interpretation SIC 24	Earnings Per Share – Financial Instruments and Other Contracts that May Be Settled in Shares

    Additional SIC interpretations became effective during 2001, which are not applicable to the Group. The implementation of the above standards and interpretations had no material impact on the Group’s Financial Statements in 2001 except for the following:

IAS 39, Recognition and measurement of financial instruments

The Group adopted IAS 39 prospectively as at 1 January 2001. The Standard provides comprehensive guidance on accounting for financial instruments.
    Upon adoption, the Group decided to record unrealized gains and losses arising from changes in the fair value of available-for-sale financial investments directly in Shareholders’ equity until such investment is disposed of or until such investment is determined to be impaired.
    As a result of the adoption of IAS 39, the following adjustments or changes in classification occurred:
    Gains/losses not recognized in the income statement is a new component of Shareholders’ equity as at 1 January 2001. It includes unrealized gains and losses on available for sale financial investments and on derivatives designated as cash flow hedges as well as Foreign currency translation. The opening adjustment as at 1 January 2001 to financial investments recorded as available for sale was a net unrealized gain of CHF 1,769 million (CHF 1,577 million net of taxes), and for derivatives designated as cash flow hedges an unrealized net loss of CHF 506 million (CHF 380 million net of taxes).
    Available-for-sale financial investments were previously carried at the lower of cost or market value and private equity investments were carried at cost less write-downs for impairments in value. Reductions of the carrying amount of available-for-sale financial investments and private equity investments and reversals of such reductions as well as gains and losses on disposal are included in Other income. As at 1 January 2001 these financial investments are now classified as available-for-sale financial investments and carried at fair value. Changes in fair value are reported in Gains/losses not recognized in the income statement within Shareholders’ equity until these investments are disposed of. At the time an available-for-sale financial investment is determined to be impaired, the cumulative unrealized loss previously recognized in Shareholders’ equity is included in net profit or loss for the period.

    The opening adjustment to Retained earnings, a net debit of CHF 61 million as at 1 January 2001, consisted of CHF 19 million reflecting the impact of adopting the new hedge accounting rules and CHF 42 million reflecting the impact of remeasuring assets to either amortized cost or fair value as required under the Standard.
    Properties held for resale include properties formerly bank-occupied or leased to third parties under an operating lease, which the Group has decided to dispose of, and foreclosed properties which the Group received in satisfaction of a secured loan and which it does not intend to occupy. As at 1 January 2001, Properties held for resale in the amount of CHF 984 million were reclassified from Financial investments to Other assets. Comparative amounts have been reclassified accordingly.

Money market paper and Money market paper issued

Money market paper held for trading is now disclosed within Trading portfolio assets and Money market paper held as available-for-sale is now disclosed within Financial investments. Money market paper issued is disclosed within Debt issued. Interest income on Money market paper held as available-for-sale is disclosed as Interest and dividend income from financial investments. These changes became effective as at 1 January 2001 and all prior periods presented have been reclassified.
    The reclassification of Money market paper in the amount of CHF 66,454 million as at 31 December 2000 resulted in an increase of Trading portfolio assets by CHF 62,292 million and Financial investments by CHF 4,162 million for the year ended 31 December 2000. Money market paper issued in the amount of CHF 74,780 million as at 31 December 2000 was reclassified to Debt issued.

UBS Group Financial Statements
Notes to the Financial Statements

Note 2a Segment Reporting by Business Group

UBS is organized into three Business Groups: UBS Switzerland, UBS Warburg and UBS Asset Management, and our Corporate Center.

UBS Switzerland

UBS Switzerland is the leading bank in Switzerland. It is made up of two business units.
    The Private Banking business unit offers a comprehensive range of products and services individually tailored for wealthy clients, from offices around the world. It is the world’s largest private banking business.
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

UBS Asset Management

UBS Asset Management is a leading institutional asset manager and mutual fund provider, offering a broad range of asset management services and products for institutional and individual clients across the world.

UBS Warburg

UBS Warburg operates globally as a client-driven securities, investment banking and wealth management firm. It is made up of three business units.
    Corporate and Institutional Clients provides innovative products, top-quality research and advice, and comprehensive access to the world’s capital markets, for both its own corporate and institutional clients and for the other parts of the UBS Group.
    UBS Capital is the private equity business unit of UBS Warburg, investing UBS and third party funds, primarily in unlisted companies.
    UBS PaineWebber, one of the top US wealth managers, became part of UBS Warburg in November 2000. On 1 January 2002, UBS PaineWebber was separated from UBS Warburg and in future years will be reported as a separate Business Group within UBS.

Corporate Center

UBS’s Business Groups are accountable for their results and enjoy considerable autonomy in pursuing their business objectives. The Corporate Center ensures that the Business Groups operate as a coherent and effective whole with a common set of values and principles. Corporate Center’s remit covers areas such as risk management, financial reporting, marketing and communications, funding, capital and balance sheet management and management of foreign currency earnings.

Note 2a Segment Reporting by Business Group (continued)

The Business Group results are presented on a management reporting basis. Consequently, internal charges and transfer pricing adjustments have been reflected in the performance of each business. Revenue sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at arm’s length. The segment reporting for all periods presented reflects the changes in business unit structure implemented 1 January 2001.

For the year ended 31 December 2001

	UBS	UBS Asset	UBS	Corporate
CHF million	Switzerland	Management	Warburg	Center	UBS Group

Income	13,475	2,110	21,349	678	37,612

Credit loss expense[1]	(604)	0	(130)	236	(498)

Total operating income	12,871	2,110	21,219	914	37,114

Personnel expenses	4,764	1,003	13,515	546	19,828

General and administrative expenses	2,600	564	4,260	207	7,631

Depreciation	616	46	580	372	1,614

Amortization of goodwill and other intangible assets	41	266	991	25	1,323

Total operating expenses	8,021	1,879	19,346	1,150	30,396

Business Group performance before tax	4,850	231	1,873	(236)	6,718

Tax expense					1,401

Net profit before minority interests					5,317

Minority interests					(344)

Net profit					4,973

Other information as at 31 December 2001[2]

Total assets	313,389	5,988	1,045,297	(111,377)	1,253,297

Total liabilities and minority interests	304,875	4,638	1,022,907	(122,653)	1,209,767

Capital expenditure	540	37	633	811	2,021

1     In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the IAS actual net credit loss expense are reported for each Business Group. The statistically derived adjusted expected losses reflect the inherent counterparty and country risks in the respective portfolios. The difference between the statistically derived adjusted expected loss figures and the IAS actual net credit loss expense recorded at Group level for financial reporting purposes is reported in the Corporate Center. The Business Group breakdown of the net credit loss expense for financial reporting purposes of CHF 498 million for the year ended 31 December 2001 is as follows: UBS Switzerland CHF 123 million, UBS Warburg CHF 375 million.

2     The funding surplus or requirement is reflected in each Business Group and adjusted in Corporate Center.

UBS Group Financial Statements
Notes to the Financial Statements

Note 2a Segment Reporting by Business Group (continued)

For the year ended 31 December 2000

	UBS	UBS Asset	UBS	Corporate
CHF million	Switzerland	Management	Warburg	Center	UBS Group

Income	14,371	1,953	19,590	358	36,272

Credit loss recovery[1]	(785)	0	(246)	1,161	130

Total operating income	13,586	1,953	19,344	1,519	36,402

Personnel expenses	5,143	880	10,618	522	17,163

General and administrative expenses	2,699	439	3,196	431	6,765

Depreciation	633	49	606	320	1,608

Amortization of goodwill and other intangible assets	70	263	290	44	667

Total operating expenses	8,545	1,631	14,710	1,317	26,203

Business Group performance before tax	5,041	322	4,634	202	10,199

Tax expense					2,320

Net profit before minority interests					7,879

Minority interests					(87)

Net profit					7,792

Other information as at 31 December 2000[2]

Total assets	281,780	6,727	870,608	(71,563)	1,087,552

Total liabilities and minority interests	272,134	5,513	846,451	(81,379)	1,042,719

1     In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the IAS actual net credit loss expense are reported for each Business Group. The statistically derived adjusted expected losses reflect the inherent counterparty and country risks in the respective portfolios. The difference between the statistically derived adjusted expected loss figures and the IAS actual net credit loss expense recorded at Group level for financial reporting purposes is reported in the Corporate Center. The Business Group breakdown of the net credit loss recovery for financial reporting purposes of CHF 130 million for the year ended 31 December 2000 is as follows: UBS Switzerland CHF 695 million recovery, UBS Warburg CHF 565 million expense.
2    The funding surplus or requirement is reflected in each Business Group and adjusted in Corporate Center.

For the year ended 31 December 1999

	UBS	UBS Asset	UBS	Corporate
CHF million	Switzerland	Management	Warburg	Center	UBS Group

Income	12,884	1,369	13,118	2,010	29,381

Credit loss expense[1]	(1,071)	0	(333)	448	(956)

Total operating income	11,813	1,369	12,785	2,458	28,425

Personnel expenses	4,882	516	7,087	92	12,577

General and administrative expenses	2,450	271	2,538	839	6,098

Depreciation	475	32	644	366	1,517

Amortization of goodwill and other intangible assets	38	113	139	50	340

Total operating expenses	7,845	932	10,408	1,347	20,532

Business Group performance before tax	3,968	437	2,377	1,111	7,893

Tax expense					1,686

Net profit before minority interests					6,207

Minority interests					(54)

Net profit					6,153

Other information as at 31 December 1999[2]

Total assets	254,577	10,451	719,568	(88,040)	896,556

Total liabilities and minority interests	270,137	4,614	693,633	(102,436)	865,948

1     In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the IAS actual net credit loss expense are reported for each Business Group. The statistically derived adjusted expected losses reflect the inherent counterparty and country risks in the respective portfolios. The difference between the statistically derived adjusted expected loss figures and the IAS actual net credit loss expense recorded at Group level for financial reporting purposes is reported in the Corporate Center. The Business Group breakdown of the net credit loss expense for financial reporting purposes of CHF 956 million for the year ended 31 December 1999 is as follows: UBS Switzerland CHF 965 million expense and Corporate Center CHF 9 million recovery.
2     The funding surplus or requirement is reflected in each Business Group and adjusted in Corporate Center.

Note 2b Segment Reporting by Geographic Location

The geographic analysis of total assets is based on customer domicile whereas operating income and capital expenditure is based on the location of the office in which the transactions and assets are recorded. Because of the global nature of financial markets the Group’s business is managed on an integrated basis worldwide, with a view to profitability by product line. The geographical analysis of operating income, total assets, and capital expenditure is provided in order to comply with International Accounting Standards, and does not reflect the way the Group is managed. Management believes that analysis by Business Group, as shown in Note 2a to these Financial Statements, is a more meaningful representation of the way in which the Group is managed.

For the year ended 31 December 2001

	Total operating income		Total assets		Capital expenditure

	CHF million	Share %	CHF million	Share %	CHF million	Share %

Switzerland	14,223	38	195,321	16	1,039	52

Rest of Europe	7,411	20	236,775	19	303	15

Americas	13,587	37	691,157	55	630	31

Asia / Pacific	1,859	5	126,725	10	48	2

Africa / Middle East	34	0	3,319	0	1	0

Total	37,114	100	1,253,297	100	2,021	100

For the year ended 31 December 2000

	Total operating income		Total assets		Capital expenditure

	CHF million	Share %	CHF million	Share %	CHF million	Share %

Switzerland	15,836	44	211,851	19	1,135	43

Rest of Europe	10,907	30	305,342	28	311	12

Americas	6,976	19	474,617	44	1,169	44

Asia / Pacific	2,626	7	87,831	8	36	1

Africa / Middle East	57	0	7,911	1	8	0

Total	36,402	100	1,087,552	100	2,659	100

For the year ended 31 December 1999

	Total operating income		Total assets		Capital expenditure

	CHF million	Share %	CHF million	Share %	CHF million	Share %

Switzerland	14,976	52	207,702	23	1,990	70

Rest of Europe	7,626	27	303,365	34	356	13

Americas	3,861	14	281,974	31	386	14

Asia / Pacific	1,945	7	96,469	11	87	3

Africa / Middle East	17	0	7,046	1	1	0

Total	28,425	100	896,556	100	2,820	100

UBS Group Financial Statements
Notes to the Financial Statements

Income Statement

Note 3 Net Interest Income

CHF million				% change from
For the year ended	31.12.01	31.12.00	31.12.99	31.12.00

Interest income

Interest earned on loans and advances[1]	16,955	20,413	18,340	(17)

Interest earned on securities borrowed and reverse repurchase agreements	18,337	19,088	11,422	(4)

Interest and dividend income from financial investments[2]	453	402	244	13

Interest and dividend income from trading portfolio	16,532	11,842	5,598	40

Total	52,277	51,745	35,604	1

Interest expense

Interest on amounts due to banks and customers	14,088	15,660	13,845	(10)

Interest on securities lent and repurchase agreements	14,517	14,915	8,446	(3)

Interest and dividend expense from trading portfolio	7,815	5,309	2,070	47

Interest on debt issued	7,816	7,731	5,334	1

Total	44,236	43,615	29,695	1

Net interest income	8,041	8,130	5,909	(1)

1     Includes interest income from finance leasing and other interest income. All prior year figures have been restated accordingly.

2     Includes interest income from money market paper available for sale which was previously disclosed as other interest income. All prior year figures have been restated accordingly.

Note 4 Net Fee and Commission Income

CHF million				% change from
For the year ended	31.12.01	31.12.00	31.12.99	31.12.00

Underwriting fees	2,158	1,434	905	50

Corporate finance fees	1,339	1,772	1,298	(24)

Brokerage fees[1]	6,445	5,742	3,934	12

Investment fund fees	4,276	2,821	1,915	52

Fiduciary fees	355	351	317	1

Custodian fees	1,356	1,439	1,583	(6)

Portfolio and other management and advisory fees[1]	4,650	3,666	2,612	27

Insurance-related and other fees[1]	538	111	57	385

Total Security trading and investment activity fees	21,117	17,336	12,621	22

Credit-related fees and commissions	307	310	372	(1)

Commission income from other services	946	802	765	18

Total fee and commission income	22,370	18,448	13,758	21

Brokerage fees paid	1,281	1,084	795	18

Other	878	661	356	33

Total fee and commission expense	2,159	1,745	1,151	24

Net fee and commission income	20,211	16,703	12,607	21

1      Fee and commission income from insurance products now reported in Insurance-related and other fees was previously reported in Brokerage fees and in Portfolio and other management and advisory fees. All prior year figures have been restated accordingly.

Note 5 Net Trading Income

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

CHF million				% change from
For the year ended	31.12.01	31.12.00	31.12.99	31.12.00

Foreign exchange[1]	2,045	1,287	1,108	59

Fixed income	2,731	912	2,603	199

Equities	4,026	7,754	4,008	(48)

Net trading income	8,802	9,953	7,719	(12)

[1]	Includes other trading income such as banknotes, precious metals and commodities.

Note 6 Other Income

CHF million				% change from
For the year ended	31.12.01	31.12.00	31.12.99	31.12.00

Gains / losses from disposal of associates and subsidiaries

Net gain from disposal of:

Consolidated subsidiaries	3	57	8	(95)

Investments in associates	0	26	1,813	(100)

Total	3	83	1,821	(96)

Financial Investments available for sale

Net gain from disposal of:

Private equity investments	454	919	374	(51)

Other financial investments	256	162	180	58

Impairment charges on private equity investments and other financial investments	(1,294)	(507)	(102)	155

Total	(584)	574	452

Net income from investments in property	68	96	(20)	(29)

Equity in income of associates	72	58	211	24

Other[1]	999	675	682	48

Total other income	558	1,486	3,146	(62)

[1]	Includes income from properties held for disposal.

Note 7 Personnel Expenses

CHF million				% change from
For the year ended	31.12.01	31.12.00	31.12.99	31.12.00

Salaries and bonuses	15,238	13,523	9,872	13

Contractors	729	725	886	1

Insurance and social contributions	984	959	717	3

Contribution to retirement plans	603	475	8	27

Employee share plans	103	97	151	6

Other personnel expenses	2,171	1,384	943	57

Total personnel expenses	19,828	17,163	12,577	16

UBS Group Financial Statements
Notes to the Financial Statements

Note 8 General and Administrative Expenses

CHF million				% change from
For the year ended	31.12.01	31.12.00	31.12.99	31.12.00

Occupancy	1,314	979	847	34

Rent and maintenance of machines and equipment	632	520	410	22

Telecommunications and postage	1,213	914	756	33

Administration	906	750	784	21

Marketing and public relations	574	480	335	20

Travel and entertainment	700	656	552	7

Professional fees	667	660	526	1

IT and other outsourcing	1,224	1,246	1,289	(2)

Other	401	560	599	(28)

Total general and administrative expenses	7,631	6,765	6,098	13

Note 9 Earnings per Share (EPS) and Outstanding Shares

CHF million						% change from
For the year ended	31.12.01		31.12.00		31.12.99	31.12.00

Earnings (CHF million)

Net profit	4,973		7,792		6,153	(36)

Net profit before goodwill amortization[1]	6,296		8,459		6,493	(26)

Net profit for diluted EPS	4,874	[2]	7,778	[2]	6,153	(37)

Net profit before goodwill amortization for diluted EPS[1]	6,197	[2]	8,445	[2]	6,493	(27)

Weighted average shares outstanding

Weighted average shares outstanding	1,266,038,193		1,209,087,927		1,214,227,446	5

Potentially dilutive ordinary shares resulting from outstanding options, warrants and convertible debt securities[3]	22,539,745		16,489,773		10,898,010	37

Weighted average shares outstanding for diluted EPS	1,288,577,938		1,225,577,700		1,225,125,456	5

Earnings per share (CHF)

Basic EPS	3.93		6.44		5.07	(39)

Basic EPS before goodwill amortization[1]	4.97		7.00		5.35	(29)

Diluted EPS	3.78		6.35		5.02	(40)

Diluted EPS before goodwill amortization[1]	4.81		6.89		5.30	(30)

1     Excludes amortization of goodwill and other intangible assets.

2     Net profit has been adjusted for the dilutive impact of own equity derivative activity.
3     Total equivalent shares outstanding on options that were not dilutive for the respective periods but could potentially dilute earnings per share in the future were 28,741,886, 27,524,280 and 72,135,783 for the years ended 31 December 2001, 31 December 2000 and 31 December 1999, respectively.

Shares outstanding				% change from
As at	31.12.01	31.12.00	31.12.99	31.12.00

Total ordinary shares issued	1,281,717,499	1,333,139,187	1,292,679,486	(4)

Own shares to be delivered		28,444,788

Second trading line treasury shares

(2000 program)		55,265,349

(2001 program)	23,064,356

Other treasury shares	18,190,595	0	110,621,142

Total treasury shares	41,254,951	55,265,349	110,621,142	(25)

Outstanding shares	1,240,462,548	1,306,318,626	1,182,058,344	(5)

All shares and earnings per share figures have been restated for the 3 for 1 share split which took place on 16 July 2001.

Balance Sheet: Assets

Note 10a Due from Banks and Loans to Customers

By type of exposure

CHF million	31.12.01	31.12.00

Banks	28,261	30,064

Allowance for credit losses	(735)	(917)

Net due from banks	27,526	29,147

Loans to customers

Mortgages	126,211	120,554

Other loans	107,512	133,898

Subtotal	233,723	254,452

Allowance for credit losses	(7,178)	(9,610)

Net loans to customers	226,545	244,842

Net due from banks and loans to customers	254,071	273,989

thereof subordinated	249	393

By geographical region (based on the location of the borrower)

CHF million	31.12.01	31.12.00

Switzerland	158,996	164,645

Rest of Europe	42,279	46,882

Americas	42,809	52,939

Asia / Pacific	15,986	16,504

Africa / Middle East	1,914	3,546

Subtotal	261,984	284,516

Allowance for credit losses	(7,913)	(10,527)

Net due from banks and loans to customers	254,071	273,989

By type of collateral

CHF million	31.12.01	31.12.00

Secured by real estate	128,259	122,898

Collateralized by securities	30,635	37,714

Guarantees and other collateral	20,217	28,373

Unsecured	82,873	95,531

Subtotal	261,984	284,516

Allowance for credit losses	(7,913)	(10,527)

Net due from banks and loans to customers	254,071	273,989

UBS Group Financial Statements
Notes to the Financial Statements

Note 10b Allowances and Provisions for Credit Losses

		Country risk
	Specific	allowances	Total	Total
CHF million	allowances	and provisions	31.12.01	31.12.00

Balance at the beginning of the year	9,289	1,292	10,581	13,398

Write-offs	(2,967)	(41)	(3,008)	(2,995)

Recoveries	81	0	81	163

Increase / (decrease) in credit loss allowance and provision	756	(258)	498	(130)

Foreign currency translation and other adjustments	53	13	66	145

Balance at the end of the year	7,212	1,006	8,218	10,581

CHF million			31.12.01	31.12.00

As a reduction of Due from banks			735	917

As a reduction of Loans to customers			7,178	9,610

Subtotal			7,913	10,527

Included in other liabilities related to commitments and contingent liabilities			305	54

Total allowances and provisions for credit losses			8,218	10,581

Note 10c Impaired Loans

A loan is classified as impaired if the book value of the claim exceeds the present value of the cash flows actually expected in future periods – interest payments, scheduled principal repayments and including liquidation of collateral. Impaired obligations are thus obligations where losses are probable and estimable. A provision is then made with respect to the loan in question.

CHF million	31.12.01	31.12.00

Impaired loans[1,2]	14,629	18,494

Amount of allowance for credit losses related to impaired loans	7,294	9,685

Average impaired loans[3]	16,555	20,804

[1]	All impaired loans have a specific allowance for credit losses.

[2]	Interest income on impaired loans was CHF 504 million for 2001.

[3]	Average balances were calculated from quarterly data.

Note 10d Non-Performing Loans

When principal, interest or commission are overdue by 90 days, loans are classified as non-performing, the recognition of interest or commission income ceases according to the original terms of the loan agreement. Allowances are provided for non-performing loans to reflect their net estimated recoverable amount.

CHF million	31.12.01	31.12.00

Non-performing loans	8,639	10,452

Amount of allowance for credit losses related to non-performing loans	5,374	6,329	[1]

Average non-performing loans[2]	9,648	11,884

[1]	31 December 2000 figure has been restated to account for an overallocation of allowances to non-performing loans.

[2]	Average balances are calculated from quarterly data.

CHF million	31.12.01	31.12.00

Non-performing loans at beginning of year	10,452	13,073

Net additions / (reductions)	1,111	(290)

Write-offs and disposals	(2,924)	(2,331)

Non-performing loans at the end of the year	8,639	10,452

By type of exposure

CHF million	31.12.01	31.12.00

Banks	386	172

Loans to customers

Mortgages	2,659	4,586

Other	5,594	5,694

Total loans to customers	8,253	10,280

Total non-performing loans	8,639	10,452

By geographical region (based on the location of the borrower)

CHF million	31.12.01	31.12.00

Switzerland	6,531	7,588

Rest of Europe	466	342

Americas	737	1,865

Asia / Pacific	653	307

Africa / Middle East	252	350

Total non-performing loans	8,639	10,452

UBS Group Financial Statements
Notes to the Financial Statements

Note 11 Securities Borrowing, Securities Lending, Repurchase and Reverse Repurchase Agreements and Other Collateralized Transactions

The Group enters into collateralized reverse repurchase and repurchase agreements and securities borrowing and securities lending transactions that may result in credit exposure in the event that the counterparty to the transaction is unable to fulfill its contractual obligations. The Group minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Group when deemed necessary.

	Securities	Securities	Securities	Securities
	borrowed	lent	borrowed	lent
CHF million	31.12.01	31.12.01	31.12.00	31.12.00

Cash collateral by counterparty

Banks	155,214	27,640	159,619	18,291

Customers	7,724	2,677	18,238	5,127

Total cash collateral on securities borrowed and lent	162,938	30,317	177,857	23,418

	Reverse		Reverse
	repurchase	Repurchase	repurchase	Repurchase
	agreements	agreements	agreements	agreements
CHF million	31.12.01	31.12.01	31.12.00	31.12.00

Agreements by counterparty

Banks	197,902	213,942	144,505	175,421

Customers	71,354	154,678	49,296	120,092

Total repurchase and reverse repurchase agreements	269,256	368,620	193,801	295,513

Under reverse repurchase, securities borrowing, and other collateralized arrangements, the Group obtains securities on terms which permit it to repledge or resell the securities to others. At 31 December 2001, the Group held CHF 593 billion (CHF 478 billion at 31 December 2000) of securities on such terms, CHF 475 billion (CHF 407 billion at 31 December 2000) of which have been either pledged or otherwise transferred to others in connection with its financing activities or to satisfy its commitments under short sale transactions.

Note 12 Trading Portfolio

CHF million	31.12.01	31.12.00

Trading portfolio assets

Money market paper[1]	63,164	62,292

Debt instruments

Swiss government and government agencies	1,246	1,104

US Treasury and government agencies	95,203	19,769

Other government	18,811	33,222

Corporate listed instruments	108,114	64,514

Other unlisted instruments[2]	32,781	26,583

Total	256,155	145,192

thereof pledged as collateral	153,464	63,071

thereof can be repledged or resold by the counterparty	101,517	49,687

Equity instruments

Listed instruments	67,772	102,571

Unlisted instruments	6,367	2,320

thereof pledged as collateral	21,264	8,683

thereof can be repledged or resold by the counterparty	19,939	9,761

Total	74,139	104,891

Precious metals	4,428	3,213

Total trading portfolio assets	397,886	315,588

Trading portfolio liabilities

Debt instruments

Swiss government and government agencies	565	439

US Treasury and government agencies	25,117	13,645

Other government	12,187	5,070

Corporate listed instruments	10,868	31,905

Other unlisted instruments	30,793	192

Total	79,530	51,251

Equity instruments	26,268	31,381

Total trading portfolio liabilities	105,798	82,632

[1]	CHF 29,895 million is pledged with central banks (CHF 28,395 million at 31 December 2000).

[2]	Includes CHF 6,139 million of traded loans reclassified to trading portfolio assets at 31 December 2001, upon the adoption of IAS 39. The amounts at 31 December 2000 have not been restated.

The Group trades money market paper, debt, equity, precious metals, foreign currency and derivatives to meet the financial needs of its customers and to generate revenue through its trading activities. Note 24 provides a description of the various classes of derivatives together with the related notional amounts, whereas Note11 provides further details about cash collateral on securities borrowed and lent and repurchase and reverse repurchase agreements.

UBS Group Financial Statements
Notes to the Financial Statements

Note 13 Financial Investments

Due to the adoption of IAS 39, Financial investments, available for sale, are reported at fair value from 1 January 2001. 31 December 2000 amounts have not been restated.

CHF million	31.12.01	31.12.00

Money market paper	6,774	4,162

Debt instruments

Listed	1,194	1,403

Unlisted	10,348	4,803

Total	11,542	6,206

Equity investments

Listed	1,949	1,119

Unlisted	1,819	1,438

Total	3,768	2,557

Private equity investments	6,719	6,658

Total financial investments	28,803	19,583

thereof eligible for discount at central banks	10,370	381

The following table gives additional disclosure in respect of the valuation methods used in 2000.

	Book Value	Fair Value
CHF million	31.12.00	31.12.00[1]

Valued at fair value

Money market paper	4,162	4,162

Valued at amortized cost

Debt instruments	5,851	5,853

Valued at the lower of cost or market value

Debt instruments	355	367

Equity instruments	2,557	3,031

Total	2,912	3,398

Valued at cost less adjustments for impairments

Private equity investments	6,658	7,940

Total financial investments	19,583	21,353

[1]	This column is presented for comparison purposes only and does not reflect amounts recorded in the Financial Statements.

Note 13 Financial Investments (continued)

		Unrealized gains			Unrealized losses
		not recognized			not recognized
		in the income statement			in the income statement

CHF million	Fair value	Gross	Tax effect	Net	Gross	Tax effect	Net

31 December 2001

Money market paper	6,774	1	0	1	0	0	0

Debt securities issued by the Swiss national government and agencies	36	1	0	1	0	0	0

Debt securities issued by Swiss local governments	45	1	0	1	0	0	0

Debt securities issued by US Treasury and agencies	32	2	1	1	0	0	0

Debt securities issued by foreign governments and official institutions	10,089	31	11	20	1	0	1

Corporate debt securities	1,218	4	1	3	2	1	1

Mortgage-backed securities	5	0	0	0	0	0	0

Other debt securities	117	0	0	0	0	0	0

Equity securities	3,768	627	206	421	65	19	46

Private equity investments	6,719	1,189	28	1,161	539	13	526

Total	28,803	1,856	247	1,609	607	33	574

Contractual maturities of the investments in debt instruments

	Within 1 year		1–5 years		5–10 years		Over 10 years

CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2001

Swiss national government and agencies	9	5.26	10	4.50	16	3.43	1	4.00

Swiss local governments	3	4.36	38	3.90	4	3.59	0	0.00

US Treasury and agencies	0	0.00	24	4.38	8	5.15	0	0.00

Foreign governments and official institutions	5,014	0.97	5,048	1.01	27	2.88	0	0.00

Corporate debt securities	63	4.53	1,102	4.59	30	3.22	23	15.37	[1]

Mortgage-backed securities	0	0.00	5	5.41	0	0.00	0	0.00

Other debt securities	2	4.77	87	3.91	28	3.56	0	0.00

Total fair value	5,091		6,314		113		24

1     The yield presented is the current contractual yield based on current market rates at 31 December 2001, but may not represent the yield through maturity since this is a floating rate debt instrument.

Proceeds from sales and maturities of investment securities available for sale during the year ended 31 December 2001 were CHF 27,910 million. Gross gains of CHF 223 million and gross losses of CHF 28 million were realized on those sales in 2001.

UBS Group Financial Statements
Notes to the Financial Statements

Note 14 Investments in Associates

CHF million	31.12.01	31.12.00

Carrying amount at the beginning of the year	880	1,102

Additions	11	65

Disposals	(216)[2]	(287)[1]

Income	74	62

Write-offs	(2)	(4)

Change in equity	(50)	(58)

Carrying amount at the end of the year	697	880

[1]	Primarily consists of disposal of an investment in National Versicherung AG.

[2]	Includes a transfer of CHF 172 million to Financial Investments following a review of the level of influence by the bank over certain investees. The impact of this reclassification on net profit is immaterial.

Note 15 Property and Equipment

			IT, soft-	Other
	Bank		ware and	machines
	occupied	Investment	communi-	and
CHF million	properties	properties5	cation	equipment	31.12.01	31.12.00

Historical cost

Balance at the beginning of the year	8,807	1,830	4,257	3,737	18,631	17,210

Additions	222	148	919	728	2,017	1,640

Additions from acquired companies	0	0	4	0	4	1,019

Disposals[1]	(179)	(132)	(184)	(220)	(715)	(769)

Reclassifications[2]	447	(959)	144	(114)	(482)	(432)

Foreign currency translation	0	6	6	12	24	(37)

Balance at the end of the year	9,297	893	5,146	4,143	19,479	18,631

Accumulated depreciation

Balance at the beginning of the year	3,840	550	3,074	2,257	9,721	8,509

Depreciation[3]	262	13	933	446	1,654	1,885

Disposals[1]	(162)	(40)	(76)	(125)	(403)	(453)

Reclassifications[2]	97	(286)	0	0	(189)	(176)

Foreign currency translation	2	2	1	(4)	1	(44)

Balance at the end of the year	4,039	239	3,932	2,574	10,784	9,721

Net book value at the end of the year[4]	5,258	654	1,214	1,569	8,695	8,910

[1]	Includes write-offs of fully depreciated assets.

[2]	Properties held for resale and foreclosed properties have been reclassified (see Note1: Summary of significant accounting policies).

[3]	Depreciation of CHF 1,654 million at 31 December 2001 and CHF 1,885 million at 31 December 2000 includes CHF 40 million in 2001 and CHF 277 million in 2000 which were charged against the UBS / SBC restructuring provision.

[4]	Fire insurance value of property and equipment is CHF 15,531 million (2000: CHF 14,570 million).

[5]	At 31 December 2001 the fair value of Investment properties was CHF 990 million.

Note 16 Goodwill and Other Intangible Assets

		Other
		intangible
CHF million	Goodwill	assets	31.12.01	31.12.00

Historical cost

Balance at the beginning of the year	16,272	4,894	21,166	4,534

Additions	454	2	456	17,841

Write-offs[1]	(232)	(15)	(247)	(16)

Foreign currency translation	325	92	417	(1,193)

Balance at the end of the year	16,819	4,973	21,792	21,166

Accumulated amortization

Balance at the beginning of the year	1,445	184	1,629	991

Amortization	1,025	298	1,323	667

Write-offs[1]	(232)	(15)	(247)	(16)

Foreign currency translation	3	(1)	2	(13)

Balance at the end of the year	2,241	466	2,707	1,629

Net book value at the end of the year	14,578	4,507	19,085	19,537

[1]	Represents write-offs of fully amortized goodwill and other intangible assets.

A significant portion of the Goodwill and other intangible assets relates to the acquisition of Paine Webber Group, Inc. For more information, please refer to Note 37.

Note 17 Other Assets

CHF million	Note	31.12.01	31.12.00

Deferred tax assets	22	3,449	2,208

Settlement and clearing accounts		1,431	3,153

VAT and other tax receivables		452	419

Prepaid pension costs		567	405

Properties held for resale		844	984

Other receivables		3,132	2,322

Total other assets		9,875	9,491

UBS Group Financial Statements
Notes to the Financial Statements

Balance Sheet: Liabilities

Note 18 Due to Banks and Customers

CHF million	31.12.01	31.12.00

Due to banks	106,531	82,240

Due to customers in savings and investment accounts	67,782	68,213

Other amounts due to customers	265,999	242,466

Total due to customers	333,781	310,679

Total due to banks and customers	440,312	392,919

Note 19 Debt Issued

The Group issues both CHF and non-CHF denominated fixed and floating rate debt. Floating rate debt pays interest based on the three-month or six-month London Interbank Offered Rate (LIBOR).

    Subordinated debt securities are unsecured obligations of the Group and are subordinated in right of payment to all present and future senior indebtedness and certain other obligations of the Group. At 31 December 2001 and 31 December 2000, the Group had CHF 14,598 million and CHF 14,233 million, respectively, in subordinated debt. Subordinated debt usually pays interest annually and provides for single principal payments upon maturity. At 31 December 2001 and 31 December 2000, the Group had CHF 42,613 million and CHF 40,622 million, respectively, in unsubordinated debt (excluding money market paper).
    The Group issues debt with returns linked to equity, foreign exchange and credit instruments or indices. As described in Note 1r), derivatives embedded in these instruments are separated from the host debt contract and reported as stand alone derivatives. The amount recorded within Debt issued represents the host contract after the separation of the embedded derivative. At 31 December 2001 and 31 December 2000, the Group had CHF 1,397 million and CHF 1,380 million, respectively, in convertible and exchangeable debt on UBS shares and notes with warrants attached on UBS shares outstanding.
    In addition the Group uses interest rate and foreign exchange derivatives to manage the risk inherent in certain debt issues. In the case of interest rate risk management, the Group applies hedge accounting as discussed in Note 1 – Summary of Significant Accounting Policies and Note 24 – Derivative Instruments. As a result of applying hedge accounting, the carrying value of Debt issued has increased by CHF 220 million to reflect changes in fair value due to interest rate risk.

CHF million	31.12.01	31.12.00

Money market paper issued	99,006	74,780

Total bond issues	51,061	48,179

Shares in bond issues of the Swiss Regional or Cantonal Banks’ Central Bond Institutions	934	1,305

Medium-term notes	5,217	5,371

Total debt issued	156,218	129,635

Note 19 Debt Issued (continued)

Contractual maturity date

	UBS AG (Parent Bank)		Subsidiaries

	Fixed	Floating	Fixed	Floating	Total
CHF million	rate	rate	rate	rate	31.12.01

2002	64,596	1,503	48,161	1,779	116,039

2003	6,287	887	1,461	125	8,760

2004	2,661	778	1,451	1,164	6,054

2005	3,119	1,041	700	227	5,087

2006	3,343	1,833	1,242	635	7,053

2007–2009	2,930	592	2,353	1,708	7,583

Thereafter	2,581	984	1,387	690	5,642

Total	85,517	7,618	56,755	6,328	156,218

The table above shows the split between fixed and floating rate debt issues based on the contractual terms. However, it should be noted that the Group uses interest rate swaps to hedge many of the fixed rate debt issues, which changes their re-pricing characteristics into that of floating rate debt.

The table below shows the notional amount and stated interest rate on the Group’s publicly placed bonds prior to the separation of any embedded derivatives or the application of hedge accounting. As a result, the notional amount shown does not necessarily correspond to the carrying amount of the debt and the stated interest rate on the debt does not necessarily refelect the effective interest rate the Group is paying to service its debt after the separation of embedded derivatives and the application of hedge accounting.

Publicly placed bond issues of UBS AG (Parent Bank) outstanding as at 31.12.20011

						Notional
						amount
				Early		in millions
Year of	Interest			redemption		in local
issue	rate in %	Remarks	Maturity	option	Currency	currency

1992	7.250		10.01.2002		CHF	150

2000	13.250	GOAL on Carrefour shares	18.01.2002		EUR	45

2000	12.500	GOAL on Bayer shares	18.01.2002		EUR	85

2000	0.100	Convertible into Nikkei 225 Index	28.01.2002		JPY	13,000

1992	7.000	subordinated	06.02.2002		CHF	200

2001	FRN	Resettable Daily Accrual Note	08.02.2002		USD	200

1986	5.000		10.02.2002		CHF	250

2000	3.300		12.02.2002		JPY	3,807

2001	1.980		28.02.2002		USD	130

2001	16.000	GOAL on JP Morgan Chase shares	01.03.2002		USD	30

2001	20.750	GOAL on Nokia shares	01.03.2002		EUR	135

		GOAL on

2001	11.250	Royal Dutch Petroleum shares	08.03.2002		EUR	85

2001	11.250	GOAL on Allianz shares	08.03.2002		EUR	50

2000	9.010	GOAL on ABB shares	14.03.2002		CHF	366

1998	5.750		18.03.2002		USD	250

2001	18.000	GOAL on Alcatel shares	22.03.2002		EUR	75

2000	10.010	GOAL on UBS shares	10.04.2002		CHF	100

1996	4.000		18.04.2002		CHF	200

2000	18.500	GOAL on Motorola shares	28.05.2002		USD	75

2001	23.125	GOAL on EMC Corp shares	31.05.2002		USD	45

1990	7.500	subordinated	07.06.2002		CHF	300

PIP	Protected Index Participation

PEP	Protected Equity Participation

GOAL	Geld- oder Aktien-Lieferung (cash or share delivery)

BULS	Bullish Underlying Linked Securities

GROI	Guaranteed Return On Investment

FRN	Floating Rate Note

UBS Group Financial Statements
Notes to the Financial Statements
Note 19 Debt Issued (continued)

Publicly placed bond issues of UBS AG (Parent Bank) outstanding as at 31.12.20011

						Notional
						amount
				Early		in millions
Year of	Interest			redemption		in local
issue	rate in %	Remarks	Maturity	option	Currency	currency

2000	18.250	GOAL on Intel shares	27.06.2002		USD	50

1997	6.500		08.07.2002		USD	300

2001	19.500	GOAL on Deutsche Telecom shares	08.07.2002		EUR	45

1992	7.500	subordinated	10.07.2002		CHF	200

2001	19.250	GOAL on SAP shares	15.07.2002		EUR	45

2001	19.500	GOAL on Cisco Systems shares	23.07.2002		USD	60

2001	8.000	GOAL on Nestlé shares	25.07.2002		CHF	325

2001	12.250	GOAL on Deutsche Post shares	25.07.2002		EUR	45

2001	18.250	GOAL on UBS shares	31.07.2002		USD	45

2000	8.375	GOAL on DaimlerChrysler shares	07.08.2002		EUR	70

2001	14.125	GOAL on Home Depot shares	15.08.2002		USD	30

2001	14.000	GOAL on Deutsche Bank shares	19.08.2002		EUR	70

1996	2.002		23.08.2002		CHF	299

2001	26.000	GOAL on Uniphase Corporaton shares	12.09.2002		USD	51

2000	9.000	GOAL on UBS shares	02.10.2002		CHF	345

1992	7.000	subordinated	16.10.2002		CHF	200

1996	6.750		18.10.2002		USD	250

2001	12.500	GOAL on AOL Time Warner shares	01.11.2002		USD	48

1995	4.375		07.11.2002		CHF	250

2001	10.000	GOAL on Credit Suisse shares	15.11.2002		CHF	325

2001	7.375	GOAL on Novartis shares	22.11.2002		CHF	100

2001	8.125	GOAL on Roche shares	06.12.2002		CHF	325

1996	3.250		20.12.2002		CHF	350

2001	8.000	GOAL on UBS shares	26.02.2003		CHF	220

1993	4.875	subordinated	03.03.2003		CHF	200

2001	8.750	GOAL on General Electric shares	07.03.2003		USD	105

1997	1.500	Indexed to UBS Currency Portfolio	14.03.2003		EUR	51

		Convertible into

1998	1.000	UBS Dutch Corporate Basket	20.03.2003		EUR	57

2001	8.500	GOAL on PepsiCo shares	28.03.2003		USD	30

1993	3.500	subordinated	31.03.2003		CHF	200

1993	4.000	subordinated	31.03.2003		CHF	200

2001	FRN	BULS on technology stock basket	10.04.2003		USD	80

2001	0.000	BULS on Celestica and others	28.04.2003		USD	40

2001	0.000	BULS on Biotech shares	16.05.2003		USD	32

2001	7.250	GOAL on Aventis shares	05.06.2003		EUR	55

1995	FRN	subordinated	20.06.2003		CHF	200

2001	8.250	GOAL on Pfizer shares	16.07.2003		USD	45

1993	3.000		26.11.2003		CHF	200

1994	FRN	subordinated	06.01.2004		USD	300

2000	0.500	Convertible into NTT shares	10.02.2004		USD	40

2001	0.000		14.04.2004		USD	46

2001	0.000	Cliquet GROI on NASDAQ 100 Index	27.05.2004		USD	40

1991	4.250	subordinated	25.06.2004		CHF	300

1999	3.500		01.07.2004		EUR	250

2001	1.750	Exchangeable bonds on Yukos	31.08.2004		USD	310

1997	7.375	subordinated	26.11.2004		GBP	265

1993	4.750	subordinated	08.01.2005	08.01.2003	CHF	200

1995	4.000	subordinated	07.02.2005		CHF	150

1995	5.500		10.02.2005		CHF	150

2000	1.000	Convertible into Nasdaq 100 Index	18.02.2005		USD	50

2000	1.000	Convertible into STOXX 50 Index	21.03.2005		EUR	50

PIP	Protected Index Participation

PEP	Protected Equity Participation

GOAL	Geld- oder Aktien-Lieferung (cash or share delivery)

BULS	Bullish Underlying Linked Securities

GROI	Guaranteed Return On Investment

FRN	Floating Rate Note

Note 19 Debt Issued (continued)

Publicly placed bond issues of UBS AG (Parent Bank) outstanding as at 31.12.20011

						Notional
						amount
				Early		in millions
Year of	Interest			redemption		in local
issue	rate in %	Remarks	Maturity	option	Currency	currency

1995	5.625	subordinated	15.04.2005		CHF	150

2000	0.000	Convertible into Nikkei 225 Index	31.05.2005		JPY	5,000

1995	FRN	subordinated	20.06.2005		GBP	249

1995	6.750	subordinated	15.07.2005		USD	200

1995	5.250	subordinated	18.07.2005		CHF	200

1995	5.000	subordinated	24.08.2005		CHF	250

2001	0.000		18.10.2005		USD	288

1995	4.500		21.11.2005		CHF	300

1999	0.000	PEP on Internet Perf. Basket	08.12.2005		USD	50

1999	3.500		26.01.2006		EUR	650

		Equity Exchangeables into

2001	1.000	Euro. Insurance Basket	01.02.2006		EUR	100

1996	4.250	subordinated	06.02.2006		CHF	250

1996	4.000		14.02.2006		CHF	200

2000	2.500		29.03.2006		CHF	250

		Bermuda Callable

2001	FRN	Daily Accrual Range Note	29.06.2006		USD	98

1996	7.250	subordinated	17.07.2006		USD	500

2001	7.500	Bermuda Callable Daily Accrual Note	26.07.2006		USD	39

2001	FRN	Callable Reverse Floater	17.08.2006		USD	30

1996	7.250	subordinated	01.09.2006		USD	150

2001	0.000	BULS on S&P 500	01.09.2006		USD	54

2001	5.500	GOAL on UBS shares	02.10.2006		CHF	66

1995	5.000	subordinated	07.11.2006		CHF	250

1996	FRN	subordinated	06.12.2006		EUR	254

2001	0.000	Zero-rate Note O'Connor Fund	29.12.2006		EUR	40

1997	8.000	subordinated	08.01.2007		GBP	237

1997	8.000	subordinated	08.01.2007		GBP	296

1997	5.750	subordinated	12.03.2007		EUR	197

2001	FRN	Fixed/Reverse Floating Note	02.11.2007		USD	59

2001	1.000	Notes on World Index Basket	11.12.2007		EUR	50

1998	3.500		27.08.2008		CHF	300

1997	5.875	subordinated	18.08.2009		EUR	329

1995	7.375	subordinated	15.07.2015		USD	150

1995	7.000	subordinated	15.10.2015		USD	300

1997	7.375	subordinated	15.06.2017		USD	300

1995	7.500	subordinated	15.07.2025		USD	350

1995	FRN	subordinated	18.12.2025		GBP	149

1996	7.750	subordinated	01.09.2026		USD	300

PIP	Protected Index Participation

PEP	Protected Equity Participation

GOAL	Geld- oder Aktien-Lieferung (cash or share delivery)

BULS	Bullish Underlying Linked Securities

GROI	Guaranteed Return On Investment

FRN	Floating Rate Note

UBS Group Financial Statements
Notes to the Financial Statements

Note 19 Debt Issued (continued)

Publicly placed bond issues of UBS subsidiaries outstanding as at 31.12.20011

						Notional
						amount
				Early		in millions
Year of	Interest			redemption		in local
issue	rate in %	Remarks	Maturity	option	Currency	currency

Brooklands Euro Referenced Linked Notes 2001-1 Ltd

2001	FRN		20.12.2003	20.12.2003	EUR	50

2001	FRN		20.12.2013	20.12.2013	EUR	50

Alpine Partners L.P.

2000	FRN		08.10.2009	08.01.2003	USD	709

North Street

2000	FRN		28.04.2011		USD	31

2000	FRN		28.04.2011		USD	40

2000	FRN		28.04.2011		USD	36

2000	20.000		28.04.2011		USD	43

2000	9.490		30.10.2011		USD	36

2000	18.000		30.10.2011		USD	43

2000	FRN		30.10.2011		USD	61

2000	FRN		30.10.2011		USD	33

2001	FRN		30.04.2031		USD	100

2001	FRN		30.04.2031		USD	60

2001	FRN		30.07.2031		USD	100

2001	FRN		30.07.2031		USD	60

UBS Americas Inc. (former PaineWebber)

1999	6.020		22.04.2002		USD	45

1995	8.250		01.05.2002		USD	125

2000	FRN		15.07.2002		USD	100

1992	7.750		02.09.2002		USD	175

1999	FRN		18.11.2002		USD	40

1993	7.875		17.02.2003		USD	100

2000	1.270		13.03.2003		JPY	9,000

1998	6.320		18.03.2003		USD	45

1993	6.785		01.07.2003		USD	30

1998	6.450		01.12.2003		USD	340

1999	FRN		11.05.2004		USD	45

1999	6.375		17.05.2004		USD	525

1999	2.580		13.10.2004		USD	30

1999	2.670		15.03.2005		USD	45

1995	8.875		15.03.2005		USD	125

1998	6.520		06.04.2005		USD	30

1993	6.500		01.11.2005		USD	200

1996	6.750		01.02.2006		USD	100

1998	6.720		01.04.2008		USD	35

1998	6.730		03.04.2008		USD	43

1998	6.550		15.04.2008		USD	250

1996	7.625		15.10.2008		USD	150

1999	7.625		01.12.2009		USD	275

1998	6.640		14.04.2010		USD	30

1994	7.625		17.02.2014		USD	200

1997	8.060		17.01.2017		USD	25

1997	8.080	subordinated	01.03.2037	01.03.2002	USD	199

UBS Principal Finance LLC

2000	8.670		20.01.2009	20.01.2002	USD	102

PIP	Protected Index Participation

PEP	Protected Equity Participation

GOAL	Geld- oder Aktien-Lieferung (cash or share delivery)

BULS	Bullish Underlying Linked Securities

GROI	Guaranteed Return On Investment

FRN	Floating Rate Note

Note 19 Debt Issued (continued)

Publicly placed bond issues of UBS subsidiaries outstanding as at 31.12.20011

						Notional
						amount
				Early		in millions
Year of	Interest			redemption		in local
issue	rate in %	Remarks	Maturity	option	Currency	currency

Eisberg Finance Ltd.

1998	FRN		15.06.2004	10.10.2003	USD	41

1998	FRN		15.06.2004	10.10.2003	USD	65

1998	FRN		15.06.2004	10.10.2003	USD	83

UBS Finance N.V., Curaçao

1990	9.125		08.02.2002		USD	225

1992	FRN		13.11.2002		USD	250

1997	0.000		29.01.2027		EUR	210

1998	0.000		03.03.2028	03.03.2003	EUR	77

UBS Australia Holdings Ltd.

1999	5.000		25.02.2002		AUD	104

1999	5.000		25.02.2004		AUD	104

SBC Glacier Finance Ltd.

1997	FRN		10.09.2004	10.09.2002	USD	36

1997	FRN		10.09.2004	10.03.2002	USD	798

1997	FRN		10.09.2006	10.03.2002	USD	798

UBS Warburg AG

1998	0.000		19.12.2005		EUR	56

2001	0.000		30.06.2006		USD	202

2001	0.000		30.06.2006		EUR	505

2001	0.000		31.07.2006		EUR	500

2001	0.000		30.09.2006		CHF	200

2001	0.000		30.09.2006		USD	200

2001	0.000		02.01.2007		EUR	100

2001	0.000		02.01.2007		EUR	100

2001	0.000		02.01.2007		EUR	100

2001	0.000		30.09.2011		EUR	50

[1]	In this table only bonds with a carrying value exceeding CHF 50 million have been disclosed. The total notional amount of the bonds disclosed in this table is CHF 40,859 million. The total notional amount of publicly placed bonds of UBS Group is CHF 48,646 million of the total bond issues.

PIP	Protected Index Participation

PEP	Protected Equity Participation

GOAL	Geld- oder Aktien-Lieferung (cash or share delivery)

BULS	Bullish Underlying Linked Securities

GROI	Guaranteed Return On Investment

FRN	Floating Rate Note

UBS Group Financial Statements
Notes to the Financial Statements

Note 20 Other Liabilities

CHF million	Note	31.12.01	31.12.00

Provisions, including restructuring provision	21	1,748	3,024

Provision for commitments and contingent liabilities	10b	305	54

Current tax liabilities		1,799	2,423

Deferred tax liabilities	22	2,827	1,565

VAT and other tax payables		622	1,071

Settlement and clearing accounts		4,473	4,906

Other payables		3,884	5,713

Total other liabilities		15,658	18,756

Note 21 Provisions, including Restructuring Provision

Business risk provisions

CHF million	31.12.01	31.12.00

Balance at the beginning of the year	2,294	2,182

New provisions charged to income	384	746

Provisions applied	(1,020)	(1,316)

Recoveries and adjustments	90	682

Balance at the end of the year	1,748	2,294

CHF million	31.12.01	31.12.00

Litigation	712	598

Operational	240	374

Other	796	1,322

Total	1,748	2,294

UBS / SBC merger restructuring provision

CHF million	31.12.01	31.12.00

Balance at the beginning of the year	730	1,429

Addition	0	0

Applied[1]

Personnel	(370)	(188)

IT	(23)	(63)

Premises	(302)	(399)

Other	(14)	(49)

Total utilized during the year	(709)	(699)

Released to the Income Statement	(21)	0

Balance at the end of the year	0	730

Total provisions, including restructuring provision	1,748	3,024

1 The expense categories refer to the nature of the expense rather than the income statement expense line.

Note 21 Provisions, including Restructuring Provision (continued)

Cumulative utilization, since establishment of UBS/SBC merger restructuring provision through 31 December 2001

CHF million	Personnel	IT	Premises	Other	Total

UBS Switzerland	837	1,109	219	220	2,385

Private and Corporate Clients	707	974	209	217	2,107

Private Banking	130	135	10	3	278

UBS Asset Management	34	9	0	3	46

UBS Warburg	1,983	373	1	413	2,770

Corporate Center	106	34	1,421	517	2,078

Group total	2,960	1,525	1,641	1,153	7,279

Released to the Income Statement					21

Total					7,300

At the announcement of the UBS / SBC merger in December 1997, it was communicated that the merged firm’s operations in various locations would be combined, resulting in vacant properties, reductions in personnel, elimination of redundancies in the information technology platforms, exit costs and other costs. As a result, a restructuring provision of CHF 7,300 million (of which CHF 7,000 million was recognized as a restructuring expense in 1997 and CHF 300 million was recognized as a component of general and administrative expense in the fourth quarter of 1999) was established, to be used over a period of four years.

    The restructuring provision included approximately CHF 3,000 million for employee termination benefits, CHF 1,500 million for sale and lease breakage costs associated with the closure of premises, CHF 1,650 million for IT integration projects and write-offs of equipment which management had committed to dispose of and CHF 1,150 million for other costs classified as Personal expenses, General and administrative expense or Other income.
    The employee terminations affected all functional levels and all operating Business Groups. CHF 2,000 million of the provision related to employee termination benefits reflects the costs of eliminating approximately 7,800 positions, after considering attrition and redeployment within the Company. CHF 1,000 million of the provision related to payments to maintain stability in the workforce during the integration period. As of 31 December 2001, approximately 7,100 employees had been made redundant or retired early.
    At 31 December 2001, the restructuring plan was completed, substantially in accordance with the above-mentioned plans. The remaining balance of the restructuring provision of CHF 21 million was recognized in the income statement.

UBS Group Financial Statements
Notes to the Financial Statements

Note 22 Income Taxes

CHF million
For the year ended	31.12.01	31.12.00	31.12.99

Domestic

Current payable	563	1,325	849

Deferred	231	233	511

Foreign

Current payable	546	451	359

Deferred	61	311	(33)

Total income tax expense	1,401	2,320	1,686

The Group made net tax payments, including domestic and foreign taxes, of CHF 1,742 million, CHF 959 million and CHF 1,063 million for the full years of 2001, 2000 and 1999, respectively.

    The components of operating profit before tax, and the differences between income tax expense reflected in the financial statements and the amounts calculated at the Swiss statutory rate of 25% are as follows:

CHF million
For the year ended	31.12.01	31.12.00	31.12.99

Operating profit before tax	6,718	10,199	7,893

Domestic	5,565	7,079	6,957

Foreign	1,153	3,120	936

Income taxes at Swiss statutory rate of 25%	1,680	2,550	1,973

Increase / (decrease) resulting from:

Applicable tax rates differing from Swiss statutory rate	(239)	(336)	55

Tax losses not recognized	77	164	39

Previously unrecorded tax losses now recognized	(630)	(655)	(215)

Lower taxed income	(499)	(401)	(278)

Non-deductible goodwill amortization	429	159	98

Other non-deductible expenses	134	432	34

Adjustments related to prior years	371	245	(112)

Change in deferred tax valuation allowance	78	162	92

Income tax expense	1,401	2,320	1,686

Note 22 Income Taxes (continued)

Significant components of the Group’s deferred income tax assets and liabilities (gross) are as follows:

CHF million	31.12.01	31.12.00

Deferred tax assets

Compensation and benefits	1,778	1,705

Restructuring provision	0	160

Allowance for credit losses	122	148

Net operating loss carry forwards	2,902	1,690

Trading assets	259	24

Other	1,365	1,045

Total	6,426	4,772

Valuation allowance	(2,977)	(2,564)

Net deferred tax assets	3,449	2,208

Deferred tax liabilities

Property and equipment	449	457

Investments	464	86

Other provisions	571	133

Trading assets	298	306

Other	1,045	583

Total deferred tax liabilities	2,827	1,565

The change in the balance of net deferred tax assets and deferred tax liabilities does not equal the deferred tax expense in those years. This is due to the effect of foreign currency rate changes on tax assets and liabilities denominated in currencies other than CHF and also due to the acquisition of PaineWebber.

     Certain foreign branches and subsidiaries of the Group have deferred tax assets related to net operating loss carry forwards and other items. Because realization of these assets is uncertain, the Group has established valuation allowances of CHF 2,977 million (CHF 2,564 million at 31 December 2000). For companies that suffered tax losses in either the current or preceding year an amount of CHF 965 million (CHF 59 million at 31 December 2000) has been recognized as deferred tax assets based on expectations that sufficient taxable income will be generated in future years to utilize the tax loss carry forwards.
     The company provides deferred income taxes on undistributed earnings of non-Swiss subsidiaries except to the extent that such earnings are indefinitely invested. In the event these earnings were distributed, additional taxes of approximately CHF 22 million would be due.
     At 31 December 2001 net operating loss carry forwards totaling CHF 7,462 million are available to reduce future taxable income of certain branches and subsidiaries.

The carry forwards expire as follows:	31.12.01

Within 1 year	123

From 2 to 4 years	148

After 4 years	7,191

Total	7,462

UBS Group Financial Statements
Notes to the Financial Statements

Note 23 Minority Interests

CHF million	31.12.01	31.12.00

Balance at the beginning of the year	2,885	434

Issuance of trust preferred securities	1,291	2,594

Increases	0	2

Decreases and dividend payments	(461)	(73)

Foreign currency translation	53	(159)

Minority interest in net profit	344	87

Balance at the end of the year	4,112	2,885

Note 24 Derivative Instruments

Type of derivatives

The Group uses the following derivative financial instruments for both trading and hedging purposes:

Swaps

Swaps are transactions in which two parties exchange cash flows on a specified notional amount for a predetermined period. The major types of swaps transactions undertaken by the Group are described below.
    Interest rate swap contracts generally represent the contractual exchange of fixed and floating rate payments of a single currency, based on a notional amount and an interest reference rate.
    Foreign currency swaps generally involve the exchange of two different currency principal balances at inception and re-exchanged at an agreed upon rate at a specified future date. In addition, foreign currency interest rate swaps include the exchange of interest payments based on the two different currency principal balances and interest reference rates.
    Credit default swaps (CDS) are instruments where the seller of the CDS promises to pay the buyer an amount equal to the loss that would be incurred on holding an underlying reference asset as a result of a defined credit event. The buyer is not required to hold the underlying reference asset. The buyer pays the seller a credit protection fee expressed in basis points, the amount of which is dependent on the credit spread of the reference asset.

Forwards and futures

Forwards and futures are contractual obligations to buy or sell a financial instrument on a future date at a specified price. Forward contracts are effectively tailor-made agreements that are transacted between counterparties in the over-the-counter market (OTC), whereas futures are standardized contracts that are transacted on regulated exchanges.

Options

Options are contractual agreements under which the seller (writer) grants the purchaser the right, but not the obligation, either to buy (call option) or sell (put option) by or at a set date, a specified amount of a financial instrument at a predetermined price. The seller receives a premium from the purchaser for this right.

Derivatives held or issued for trading purposes

Most of the Group’s derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers at competitive prices to enable them to transfer, modify or reduce current or expected risks. Trading involves market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning involves managing market risk positions with the expectation of profiting from favorable movements in prices, rates or indices. Arbitrage activities involve identifying and profiting from price differentials between markets and products.

Derivatives held or issued for hedging purposes

The Group enters into various derivative financial instruments which are designated and qualify as either fair value or cash flow hedges. The Group also enters into derivative transactions to hedge against economic risk exposures that do not receive hedge accounting treatment. As stated in Note 1 Summary of Significant Accounting Policies, the Group uses CDS to economically hedge credit risk exposures in the loan portfolio to which it does not apply hedge accounting. Gains on CDS used as economic hedges have been offset against Credit loss expense/recovery.

Derivatives designated and accounted for as hedging instruments

At inception of a hedge, the Group formally documents the relationship between hedging instruments and hedged items. This includes its risk management objectives and strategies for undertaking the hedge transaction, which are in accordance with the Group’s risk management policies, together with the methods that will be used to assess the effectiveness of the hedging relationship. In accordance with this, the Group formally assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives used in its hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of the hedged item. In the case of hedging a forecasted transaction, the transaction must be highly probable and present an exposure to variations in cash flows that could ultimately affect reported net profit or loss. A hedge is normally regarded as highly effective if, at inception and throughout the life of the hedge, the Group can expect changes in the fair value or cash flows of the hedged item to be almost fully offset by the changes in the fair value or cash flows of the hedging instrument, and actual results are within a range of 80% to 125%. The Group discontinues hedge accounting when it is determined that a derivative is not, or has ceased to be, highly effective as a hedge, or if the derivative expires, or is sold, terminated, or exercised.
    A highly effective hedging relationship is one in which the Group achieves offsetting changes in fair value or cash flows for the risk being hedged. Hedge ineffectiveness (which represents the amount by which the changes in the fair value of the derivative differ from changes in the fair value of the hedged item or where changes in the cash flow of the derivative differ from expected changes in the cash flow of the hedged item) and gains and losses on components of a derivative that are excluded from assessing hedge effectiveness are recorded in current period earnings.

Fair value hedges

The Group’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate long-term debt due to changes in market interest rates.
    For the year ended 31 December 2001, the Group recognized a net loss of CHF 12 million (reported as Net trading income in the Financial Statements), which represents the ineffective portion of fair value hedges. Foreign currency interest rate swaps are also used as hedging instruments but only the interest rate element is designated against the interest rate risk exposure of the underlying hedged debt instruments. Therefore, when measuring hedge effectiveness, we consider only changes in fair value due to market interest rates. For the year ended 31 December 2001, CHF 275 million of foreign currency transaction net gains associated with foreign currency interest rate swaps used as fair value hedges were excluded from the assessment of hedge effectiveness. These foreign currency transaction gains were recorded as Net trading income. As of 31 December 2001, the fair values of outstanding derivatives designated as fair value hedges was a CHF 895 million net unrealized gain.

Cash flow hedges of individual variable rate assets and liabilities

The Group also uses interest rate swaps to protect against changes in cash flows of certain variable rate debt issues. For the year ended 31 December 2001, there has been no material gain or loss associated with ineffective portions of cash flow hedges. Gains and losses on derivative contracts that are reclassified from accumulated Gains/losses not recognized in the income statement to current period earnings are included in Net interest income. As of 31 December 2001, CHF 14 million of the deferred net gains on derivative instruments accumulated in shareholders’ equity is expected to be reclassified into earnings during the next twelve months at the time the hedged cash flows occur. As of 31 December 2001, the

UBS Group Financial Statements
Notes to the Financial Statements

Note 24 Derivative Instruments (continued)

fair value of outstanding derivatives designated as cash flow hedges was a CHF 16 million net unrealized gain recorded in shareholders’ equity.

Cash flow hedges of forecasted transactions

The Group applies hedge accounting for its non-trading interest rate risk in major currencies by analyzing expected cash flows on an enterprise basis. The objective is to protect against changes in future interest cash flows relating to the forecasted reinvestment or re-borrowing of cash flows due to changes in market interest rates. The Group accumulates information about financial assets and liabilities that it uses to estimate and aggregate cash flows and to schedule such estimated cash flows into applicable future periods in which they are expected to be paid or received. The forecasted cash flows include the expected future reinvestment or re-borrowing of financial assets and liabilities and are extended over a twenty-four year period. The Group has hedges that extend over this twenty-four year period. These cash flows are based on the contractual terms of the instruments and other factors, including estimates of prepayments and defaults. The aggregate cash flows form the basis for identifying the non-trading interest rate risk of the Group. Interest rate swaps are designated as hedges of these forecasted cash inflows and outflows.
    The schedule of forecasted cash flows as of 31 December 2001 is as follows.

CHF million	<1 year	1–3 years	3–5 years	5–10 years	over 10 years

Cash in flows (Assets)	92,483	154,733	81,015	92,027	11,253

Cash out flows (Liabilities)	183,482	299,566	229,368	401,674	352,707

Net cash flows	(90,999)	(144,833)	(148,353)	(309,647)	(341,454)

Gains and losses on derivative contracts that are reclassified from accumulated Gains/losses not recognized in the income statement to current period earnings are included in Net interest income. As of 31 December 2001, the fair value of outstanding derivatives designated as cash flow hedges of forecasted transactions was a CHF 554 million unrealized loss. Amounts reclassified from Gains/losses not recognized in the income statement to the Income statement due to discontinued hedges of forecasted transactions were immaterial.

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
    Some derivatives are standardized in terms of their notional amounts and settlement dates, and these are designed to be bought and sold in active markets (exchange traded). Others are packaged specifically for individual customers and are not exchange traded, although they may be bought and sold between counterparties at negotiated prices (OTC instruments).
    Positive replacement value represents the cost to the Group of replacing all transactions with a receivable amount if all the Group’s counterparties were to default. This measure is the industry standard for the calculation of current credit exposure. Negative replacement value is the cost to the Group’s counterparties of replacing all the Group’s transactions with a commitment if the Group were to default. The total positive and negative replacement values are included in the balance sheet separately.

Note 24 Derivative Instruments (continued)

As at 31 December 2001

											Total
	Term to maturity										notional
	Within 3 months		3–12 months		1–5 years		over 5 years		Total	Total	amount
CHF million	PRV[1]	NRV[2]	PRV	NRV	PRV	NRV	PRV	NRV	PRV	NRV	CHF bn

Interest rate contracts

Over the counter (OTC) contracts

Forward contracts	2,844	3,260	114	530	108	245	48	134	3,114	4,169	1,768.7

Swaps	2,807	4,322	5,724	6,393	49,043	45,029	25,232	22,866	82,806	78,610	4,552.4

Options	388	950	670	2,095	3,037	4,048	2,830	3,336	6,925	10,429	784.9

Exchange-traded contracts[3]

Futures									0	0	83.6

Options	3			24					3	24	63.2

Total	6,042	8,532	6,508	9,042	52,188	49,322	28,110	26,336	92,848	93,232	7,252.8

Credit derivative contracts

Over the counter (OTC) contracts

Credit default swaps	6	18	707	1,104	1,020	1,490	773	1,184	2,506	3,796	75.7

Total rate of return swaps			84	621		636	12	0	96	1,257	3.6

Total	6	18	791	1,725	1,020	2,126	785	1,184	2,602	5,053	79.3

Foreign exchange contracts

Over the counter (OTC) contracts

Forward contracts	3,615	3,163	1,639	1,899	755	428	20		6,029	5,490	279.7

Interest and currency swaps	19,344	11,224	8,991	7,763	7,463	7,673	3,465	2,312	39,263	28,972	1,699.3

Options	2,138	1,942	2,148	1,888	445	433	23	1	4,754	4,264	1,033.7

Exchange-traded contracts[3]

Futures									0	0	0.0

Options			1	2					1	2	0.8

Total	25,097	16,329	12,779	11,552	8,663	8,534	3,508	2,313	50,047	38,728	3,013.5

Precious metals contracts

Over the counter (OTC) contracts

Forward contracts	242	223	210	198	195	179	6		653	600	17.0

Options	177	164	535	507	740	805	90	81	1,542	1,557	54.1

Exchange-traded contracts[3]

Futures											0.0

Options		2	3	1					3	3	0.9

Total	419	389	748	706	935	984	96	81	2,198	2,160	72.0

Equity / Index contracts

Over the counter (OTC) contracts

Forward contracts	1,402	1,422	445	1,713	1,461	1,464	111	85	3,419	4,684	35.3

Options	6,140	6,222	4,294	5,105	4,076	6,991	1,087	2,844	15,597	21,162	238.0

Exchange-traded contracts[3]

Futures									0	0	12.4

Options	1,497	1,080	1,187	1,431	601	463	21	14	3,306	2,988	440.3

Total	9,039	8,724	5,926	8,249	6,138	8,918	1,219	2,943	22,322	28,834	726.0

Commodity contracts

Over the counter (OTC) contracts

Forward contracts	8	14	1	1					9	15	6.4

Options									0	0	0.0

Total	8	14	1	1	0	0	0	0	9	15	6.4

Total derivative instruments	40,611	34,006	26,753	31,275	68,944	69,884	33,718	32,857	170,026	168,022

Replacement value netting									96,579	96,579

Replacement values after netting									73,447	71,443

[1]	PRV: Positive replacement value.

[2]	NRV: Negative replacement value.

[3]	Exchange-traded products include proprietary trades only.

UBS Group Financial Statements
Notes to the Financial Statements

Note 24 Derivative Instruments (continued)

As at 31 December 2000

											Total
	Term to maturity										notional
	Within 3 months		3–12 months		1–5 years		over 5 years		Total	Total	amount
CHF million	PRV[1]	NRV[2]	PRV	NRV	PRV	NRV	PRV	NRV	PRV	NRV	CHF bn

Interest rate contracts

Over the counter (OTC) contracts

Forward contracts	517	791	167	360	284	256			968	1,407	1,066.3

Swaps	1,566	4,231	5,398	1,694	15,759	7,793	27,892	20,872	50,615	34,590	3,030.2

Options	542	453	865	2,882	623	5,162	625	2,044	2,655	10,541	829.1

Exchange-traded contracts[3]

Futures									0	0	454.6

Options		6		10					0	16	24.1

Total	2,625	5,481	6,430	4,946	16,666	13,211	28,517	22,916	54,238	46,554	5,404.3

Credit derivative contracts

Over the counter (OTC) contracts

Credit default swaps		88		87	889	1,700	76	2,497	965	4,372	35.5

Total rate of return swaps	313			91	1,087	1,453	356	121	1,756	1,665	3.0

Total	313	88	0	178	1,976	3,153	432	2,618	2,721	6,037	38.5

Foreign exchange contracts

Over the counter (OTC) contracts

Forward contracts	22,652	20,140	8,098	9,410	939	1,084	35	27	31,724	30,661	1,250.3

Interest and currency swaps	2,563	1,621	2,921	2,507	8,715	7,031	3,019	2,098	17,218	13,257	345.9

Options	2,958	2,726	2,896	3,031	821	438	28	35	6,703	6,230	786.8

Exchange-traded contracts[3]

Futures									0	0	1.0

Options	4	1	21	4					25	5	1.2

Total	28,177	24,488	13,936	14,952	10,475	8,553	3,082	2,160	55,670	50,153	2,385.2

Precious metals contracts

Over the counter (OTC) contracts

Forward contracts	176	187	211	181	369	394	2	17	758	779	15.3

Options	128	80	206	201	934	936	85	119	1,353	1,336	75.2

Exchange-traded contracts[3]

Futures											0.7

Options	1	2	6	12					7	14	1.3

Total	305	269	423	394	1,303	1,330	87	136	2,118	2,129	92.5

Equity / Index contracts

Over the counter (OTC) contracts

Forward contracts	1,417	3,186	1,170	2,271	2,424	3,019	1,715	2,948	6,726	11,424	32.2

Options	1,751	3,867	6,977	12,358	4,752	17,985	311	2,648	13,791	36,858	283.8

Exchange-traded contracts[3]

Futures									0	0	15.3

Options	1,771	1,647	819	1,051	400	446	2	3	2,992	3,147	45.2

Total	4,939	8,700	8,966	15,680	7,576	21,450	2,028	5,599	23,509	51,429	376.5

Commodity contracts

Over the counter (OTC) contracts

Forward contracts		1							0	2	0.0

Options		1	3		3	3			4	4	0.0

Total	0	2	1	0	3	4	0	0	4	6	0.0

Total derivative instruments	36,359	39,028	29,756	36,150	37,999	47,701	34,146	33,429	138,260	156,308

Replacement value netting									80,385	80,385

Replacement values after netting									57,875	75,923

[1]	PRV: Positive replacement value.

[2]	NRV: Negative replacement value.

[3]	Exchange-traded products include proprietary trades only.

Off-Balance Sheet and other Information

Note 25 Pledged Assets

Assets pledged or assigned as security for liabilities and assets subject to reservation of title

	Carrying	Related	Carrying	Related
	amount	liability	amount	liability
CHF million	31.12.01	31.12.01	31.12.00	31.12.00

Mortgage loans	1,311	873	1,639	1,121

Securities [1]	204,623	163,134	116,266	62,616

Property and equipment	160	89	137	66

Other	2	0	1	0

Total pledged assets	206,096	164,096	118,043	63,803

1     Includes securities pledged in respect of securities lending and repurchase agreements.

Assets are pledged as collateral for collateralized credit lines with central banks, loans from central mortgage institutions, deposit guarantees for savings banks, security deposits relating to stock exchange membership and mortgages on the Group’s property.

Note 26 Fiduciary Transactions

CHF million	31.12.01	31.12.00

Placements with third parties	58,466	69,300

Fiduciary credits and other fiduciary financial transactions	1,136	1,234

Total fiduciary transactions	59,602	70,534

Fiduciary placement represents funds which customers have instructed the Group to place in foreign banks. The Group is not liable to the customer for any default by the foreign bank nor do creditors of the Group have a claim on the assets placed.

UBS Group Financial Statements
Notes to the Financial Statements

Note 27 Commitments and Contingent Liabilities

The Group utilizes various lending-related financial instruments in order to meet the financial needs of its customers. The Group issues commitments to extend credit, standby and other letters of credit, guarantees, commitments to enter into repurchase agreements, note issuance facilities and revolving underwriting facilities. Guarantees represent irrevocable assurances, subject to the satisfaction of certain conditions, that the Group will make payment in the event that the customer fails to fulfill its obligation to third parties. The Group also enters into commitments to extend credit in the form of credit lines which are available to secure the liquidity needs of our customers, but not yet drawn upon by them, the majority of which range in maturity from 1 month to 5 years.

    The contractual amount of these instruments is the maximum amount at risk for the Group if the customer fails to meet its obligations. The risk is similar to the risk involved in extending loan facilities and is monitored with the same risk control processes and specific credit risk policies. For the years ended 31 December 2001, 2000 and 1999 the Group recognized expense in the income statement related to obligations incurred for contingencies and commitments of CHF 25 million, CHF 1 million and CHF 2 million, respectively.
    The Group generally enters into sub-participations to mitigate the risks from the Group’s commitments and contingencies. A sub-participation is an agreement with another party to fund a portion of the credit facility and to take a share of the loss in the event that the borrower fails to fulfill its obligations. The Group retains the contractual relationship with the borrower and the sub-participant has only an indirect relationship with the borrower. The Group will only enter into sub-participation agreements with banks whose rating is at least equal to or higher than that of the borrower.

CHF million	31.12.01	31.12.00

Contingent liabilities

Credit guarantees and similar instruments[1]	18,566	18,651

Sub-participations	(4,944)	(5,669)

Total	13,622	12,982

Performance guarantees and similar instruments[2]	4,865	6,337

Sub-participations	(4)	(62)

Total	4,861	6,275

Irrevocable commitments under documentary credits	2,056	2,798

Sub-participations	0	0

Total	2,056	2,798

Gross contingent liabilities	25,487	27,786

Sub-participations	(4,948)	(5,731)

Net contingent liabilities	20,539	22,055

Irrevocable commitments

Undrawn irrevocable credit facilities	50,608	53,510

Sub-participations	(532)	(788)

Total	50,076	52,722

Liabilities for calls on shares and other equities	98	133

Gross irrevocable commitments	50,706	53,643

Sub-participations	(532)	(788)

Net irrevocable commitments	50,174	52,855

Gross commitments and contingent liabilities	76,193	81,429

Sub-participations	(5,480)	(6,519)

Net commitments and contingent liabilities	70,713	74,910

[1]	Credit guarantees in the form of bill of exchange and other guarantees, including guarantees in the form of irrevocable letters of credit, endorsement liabilities from bills rediscounted, advance payment guarantees and similar facilities.
[2]	Bid bonds, performance bonds, builders’ guarantees, letters of indemnity, other performance guarantees in the form of irrevocable letters of credit and similar facilities.

Note 27 Commitments and Contingent Liabilities (continued)

	Mortgage	Other
CHF million	collateral	collateral	Unsecured	Total

Overview of collateral

Gross contingent liabilities	293	14,243	10,951	25,487

Gross irrevocable commitments	1,418	11,382	37,808	50,608

Liabilities for calls on shares and other equities			98	98

Total 31.12.2001	1,711	25,625	48,857	76,193

Total 31.12.2000	1,278	20,158	59,993	81,429

Other commitments

The Group enters into commitments to fund external private equity funds and investments, which typically expire within five years. These commitments do not involve credit or market risk as the funds purchase investments at market value at the time the commitments are drawn. The maximum amount available to fund these investments at 31 December 2001 and 31 December 2000 was CHF 3,548 million and CHF 3,276 million, respectively.

Note 28 Operating Lease Commitments

Our minimum commitments for non-cancellable leases of premises and equipment are presented as follows:

CHF million	31.12.01

Operating leases due

2002	1,200

2003	1,081

2004	965

2005	823

2006	742

2007 and thereafter	5,953

Total commitments for minimum payments under operating leases	10,764

Operating expenses include CHF 1,092 million, CHF 816 million and CHF 742 million in respect of operating lease rentals for the year ended 31 December 2001, 31 December 2000 and 31 December 1999, respectively.

UBS Group Financial Statements
Notes to the Financial Statements

Note 29 Litigation

In the United States, several class actions in relation to the business activities of Swiss Companies during World War II, have been brought against the bank (as legal successor to Swiss Bank Corporation and Union Bank of Switzerland) in the United States District Court for the Eastern District of New York (Brooklyn). These lawsuits were initially filed in October 1996. Another Swiss bank was designated as a defendant alongside us. On 12 August 1998, however, a settlement was reached between the parties. This settlement provides for a payment by the defendant banks to the plaintiffs, under certain terms and conditions, of an aggregate amount of USD 1.25 billion. UBS agreed to contribute up to two-thirds of this amount. As a result of contributions by Swiss industrial companies to the settlement, UBS’ share was reduced by CHF 50 million. A number of persons have elected to opt out of the settlement and not to participate in the class action. The settlement agreement was approved by the court on 26 July 2000, and on 22 November 2000 the distribution plan has been approved. By 23 November 2000 the banks have transferred the last instalment of the settlement amount to the court for distribution. The approval of the Settlement became final by 30 May 2001. There is one appeal by the banks regarding the interpretation of the Settlement Agreement which has yet to be decided. However, this appeal is without financial impact to the bank.

    In addition, the bank and other companies within the UBS Group are subject to various claims, disputes and legal proceedings, as part of the normal course of business. The Group makes provision for such matters when, in the opinion of management and its professional advisors, it is probable that a payment will be made by the Group, and the amount can be reasonably estimated. All litigation provisions are included within Business risk provisions.
    In respect of the further claims asserted against the Group of which management is aware (and which, according to the principles outlined above, have not been provided for), it is the opinion of management that such claims are either without merit, can be successfully defended or will result in exposure to the Group which is immaterial to both financial position and results of operations.

Note 30 Financial Instruments Risk Position

Overall risk position

The Group manages risk in a number of ways, including the use of a Value-at-Risk (VaR) model combined with a system of trading limits.
    This section presents information about Group’s exposure to and its management of the risks associated with the use of financial instruments.

a) Interest Rate Risk

Interest rate risk is the potential impact from changes in market interest rates on the fair values of assets and liabilities on the balance sheet and on the annual interest income and expense in the income statement.

Interest rate sensitivity

One commonly used method to present the potential impact of the market movements is to show the effect of a one basis point (0.01%) change in interest rates on the fair values of assets and liabilities, analyzed by time bands within which the Group is committed. This type of presentation, described as a sensitivity analysis, is set out below. Interest rate sensitivity is one of the inputs to the VaR model used by the Group to manage its overall market risk, of which interest rate risk is a part.
    The following table sets out the extent to which the Group was exposed to interest rate risk at 31 December 2001 and 2000. The table shows the potential net impact of a one basis point (0.01%) increase in market interest rates on the fair values of both assets and liabilities that are subject to fixed interest rates. The impact of such an increase in rates depends on the net asset or net liability position of the Group in each category, currency and time band in the table. A negative amount in the table reflects a potential loss to the Group due to the changes in fair values as a result of an increase in interest rates. A positive amount reflects a potential gain as a result of an increase in interest rates. Both primary and derivative instruments in trading and non-trading activities, as well as off-balance-sheet commitments are included in the table.
    The information presented below distinguishes between trading and non-trading portfolios. This distinction follows the classification used by the business for VaR purposes, which differs somewhat from the accounting classification of trading and non-trading assets and liabilities. For purposes of this table, trading includes all assets and liabilities that are kept in the Group’s trading book and which receive a valuation-at-risk treatment for capital adequacy purposes. Non-trading includes all other assets and liabilities that are kept on the banking book including derivatives designated as hedging instruments for hedge accounting purposes.

UBS Group Financial Statements
Notes to the Financial Statements

Note 30 Financial Instruments Risk Position (continued)
a) Interest Rate Risk (continued)

Interest rate sensitivity position

		Interest sensitivity by time bands as of 31.12.2001

CHF thousand		Within 1	1 to 3	3 to 12	1 to 5	Over 5
per basis point increase		month	months	months	years	years	Total

CHF	Trading	22	(121)	(35)	(297)	(314)	(745)

	Non-trading	3	(24)	(366)	(7,656)	(6,030)	(14,073)

USD	Trading	(299)	35	96	(960)	(2,115)	(3,243)

	Non-trading	35	(113)	(157)	(274)	(15)	(524)

EUR	Trading	(129)	73	(269)	(308)	(806)	(1,439)

	Non-trading	(2)	(6)	(38)	182	0	136

GBP	Trading	(89)	27	(520)	65	172	(345)

	Non-trading	0	(7)	(57)	175	624	735

JPY	Trading	175	695	(98)	(1,386)	246	(368)

	Non-trading	1	0	(3)	1	(4)	(5)

Others	Trading	(51)	167	126	(404)	369	207

	Non-trading	0	(1)	0	(1)	(4)	(6)

		Interest sensitivity by time bands as of 31.12.2000

CHF thousand		Within 1	1 to 3	3 to 12	1 to 5	Over 5
per basis point increase		month	months	months	years	years	Total

CHF	Trading	41	(471)	854	63	(478)	9

	Non-trading	(39)	49	(49)	(6,802)	(3,018)	(9,859)

USD	Trading	(493)	2,007	293	(2,293)	380	(106)

	Non-trading	13	58	11	(342)	(183)	(443)

EUR	Trading	(82)	(152)	114	1,190	(1,801)	(731)

	Non-trading	0	9	1	82	177	269

GBP	Trading	(227)	152	145	(229)	521	362

	Non-trading	0	0	(36)	270	585	819

JPY	Trading	293	(1,532)	1,088	62	(450)	(539)

	Non-trading	0	0	0	(1)	(4)	(5)

Others	Trading	(2)	(41)	124	(50)	(44)	(13)

	Non-trading	0	0	0	0	0	0

Trading

The major part of the trading related interest rate risk is generated in fixed income securities trading, fixed income derivatives trading, trading in currency forward contracts and money market trading and is managed within the VaR model. Interest rate sensitivity arising from trading activities is quite sizeable in USD, EUR, GBP and JPY as these are still the predominantly traded currencies in the global interest rate markets. It should be noted that it is management’s view that an interest sensitivity analysis at a particular point in time has limited relevance with respect to trading positions, which can vary significantly on a daily basis.

Note 30 Financial Instruments Risk Position (continued)
a) Interest Rate Risk (continued)

Non-trading

The management of the non-trading interest rate risk is primarily done within the Corporate Center. The interest rate risk of UBS Switzerland, related to client business with undefined maturities and of CHF transactions with maturities above 1 year, is transferred to the Corporate Center where the strategic interest rate risk management of the overall balance sheet is performed centrally.
    The most significant part of the interest rate sensitivity of the CHF book of CHF (14.1) million relates to the investment of the Group’s equity. This is invested – in line with the duration and sensitivity targets set by the Board of Directors – in a portfolio of fixed rate CHF loans with an average duration of 3.0 years (previously 2.5 years). Investing in shorter-term or variable rate instruments would mean exposing the earnings stream (interest income) to higher fluctuations. For the currencies EUR and GBP the interest rate sensitivity arises mainly from subordinated notes issues which are intentionally unhedged as they are regarded as constituting a part of the Group’s equity for asset and liability management purposes. The interest rate sensitivity in USD can be attributed predominantly to the short-term refinancing of financial investments.

b) Credit Risk

Credit risk represents the loss which the Group would suffer if a counterparty or issuer failed to perform its contractual obligations in all forms. Credit risk is inherent in traditional banking products – loans, commitments to lend, and contracts to support counterparties’ obligations to third parties such as letters of credit – and in foreign exchange and derivatives contracts, such as swaps and options (“traded products”). Positions in tradable assets such as bonds and equities, including both direct holdings and synthetic positions through derivatives, also carry credit risk.

    This risk is managed primarily based on the review of the financial status of each specific counterparty, which is rated on a 14 point rating scale, based on probability of default for products other than tradeable assets.
    Concentrations of credit risk exist if clients are engaged in similar activities, or are located in the same geographic region or have comparable economic characteristics such that their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions.

(b)(i) On-balance sheet assets

As of 31 December 2001, due from banks and loans to customers amounted to CHF 262 billion. 60.7% of the loans were with clients domiciled in Switzerland. Please refer to Note 10 for a breakdown by region.
    The issuer default risk of securities positions reported at fair value in the trading portfolio assets amounted to CHF 398 billion as of 31 December 2001. Please refer to Note 12 for a further breakdown by type of issuer.

Derivatives

Credit risk represents the current replacement value of all outstanding derivative contracts in a gain position by taking into consideration legally enforceable master netting agreements. Positive replacement values amounted to CHF 73 billion as at 31 December 2001. Based on the location of the ultimate counterparty, 10% of this credit risk amount related to Switzerland, 47% to Europe (excluding Switzerland) and 29% to North America. 50% of the positive replacement values are with other banks.

UBS Group Financial Statements
Notes to the Financial Statements

Note 30 Financial Instruments Risk Position (continued)
b) Credit Risk (continued)

(b)(ii) Off-balance sheet financial instruments

Credit commitments and contingent liabilities

Of the CHF 76 billion in credit commitment and contingent liabilities as at 31 December 2001, 13% related to clients domiciled in Switzerland, 24% in Europe (excluding Switzerland) and 55% in North America.

(b)(iii) Credit risk mitigation techniques

Credit risk associated with derivative instruments is mitigated by the use of master netting agreements. A further method of reducing credit exposure arising from derivative transactions is to use collateralization arrangements.
    Master netting agreements eliminate risk to the extent that only the net claim is due to be settled in the case of a default of the counterparty. The impact of master netting agreements as at 31 December 2001 is to mitigate credit risk on derivative instruments by approximately CHF 97 billion. The impact can change substantially over short periods of time, because the exposure is affected by each transaction subject to the arrangement.
    The Group subjects its derivative-related credit risks to the same credit approval, limit and monitoring standards that it uses for managing other transactions that create credit exposure. This includes evaluation of counterparties as to creditworthiness and suitability, and managing the size, diversification and maturity structure of the portfolio. Credit utilization for all products is compared against established limits on a continual basis and is subject to a standard exception reporting process.

Note 30 Financial Instruments Risk Position (continued)

c) Currency Risk

The Swiss franc is the Group’s reporting currency. Hedging transactions are used to manage foreign currency risks (see Note 24: Derivative Instruments).

Breakdown of assets and liabilities by currencies

	31.12.01				31.12.00

CHF billion	CHF	USD	EUR	Other	CHF	USD	EUR	Other

Assets

Cash and balances with central banks	3.0	0.3	0.6	17.1	1.9	0.2	0.5	0.4

Due from banks	5.0	8.6	5.2	8.7	5.8	10.4	8.0	4.9

Cash collateral on securities borrowed	0.1	156.4	2.5	3.9	0.5	169.2	2.4	5.8

Reverse repurchase agreements	5.1	142.9	40.2	81.1	5.3	83.7	37.4	67.4

Trading portfolio assets	9.6	265.2	47.2	75.9	16.1	184.1	38.2	77.2

Positive replacement values	30.6	11.4	1.2	30.2	11.7	6.9	0.6	38.7

Loans, net of allowance for credit losses	151.4	43.1	11.9	20.1	154.2	52.3	7.1	31.2

Financial investments	2.9	7.4	1.5	17.0	6.5	8.3	0.9	3.9

Accrued income and prepaid expenses	0.7	4.9	0.8	1.2	1.6	4.4	0.2	0.9

Investments in associates	0.7	0.0	0.0	0.0	0.7	0.0	0.1	0.1

Property and equipment	6.3	1.5	0.1	0.8	6.9	1.4	0.0	0.6

Goodwill and other intangible assets	0.2	18.5	0.0	0.4	0.3	19.1	0.0	0.1

Other assets	2.1	5.6	0.8	1.4	3.2	3.3	0.6	2.4

Total assets	217.7	665.8	112.0	257.8	214.7	543.3	96.0	233.6

Liabilities

Due to banks	8.0	68.6	12.9	17.0	6.5	46.5	10.6	18.6

Cash collateral on securities lent	0.0	24.3	3.2	2.8	0.1	12.6	5.0	5.7

Repurchase agreements	12.8	271.1	30.7	54.0	10.0	194.6	16.1	74.9

Trading portfolio liabilities	2.8	65.2	12.5	25.3	2.0	52.4	11.4	16.8

Negative replacement values	25.7	6.5	1.6	37.7	8.6	6.3	2.0	59.0

Due to customers	123.3	138.8	41.5	30.2	118.8	129.7	29.9	32.4

Accrued expenses and deferred income	2.4	10.0	0.9	4.0	3.0	11.8	1.7	4.5

Debt issued	15.7	120.0	8.8	11.7	18.3	90.7	4.4	16.2

Other liabilities	7.2	6.1	0.9	1.5	9.9	3.6	2.5	2.8

Minority interests	0.1	3.9	0.0	0.1	0.2	2.5	0.1	0.1

Shareholders’ equity	43.5	0.0	0.0	0.0	44.8	0.0	0.0	0.0

Total liabilities, minority interests and shareholders’ equity	241.5	714.5	113.0	184.3	222.2	550.7	83.7	231.0

UBS Group Financial Statements
Notes to the Financial Statements

Note 30 Financial Instruments Risk Position (continued)

d) Liquidity Risk

Maturity analysis of assets and liabilities

				Due	Due
			Due	between	between	Due
	On	Subject	within	3 and	1 and	after
CHF billion	demand	to notice[1]	3 mths	12 mths	5 years	5 years	Total

Assets

Cash and balances with central banks	21.0						21.0

Due from banks	10.6	0.0	14.7	1.5	0.4	0.3	27.5

Cash collateral on securities borrowed	0.0	0.0	162.5	0.0	0.4	0.0	162.9

Reverse repurchase agreements	0.0	0.0	236.9	31.4	1.0	0.0	269.3

Trading portfolio assets	397.9	0.0	0.0	0.0	0.0	0.0	397.9

Positive replacement values	73.4	0.0	0.0	0.0	0.0	0.0	73.4

Loans, net of allowance for credit losses	0.0	29.7	96.0	36.5	54.7	9.6	226.5

Financial investments	9.3	0.3	3.3	4.8	7.1	4.0	28.8

Accrued income and prepaid expenses	7.6	0.0	0.0	0.0	0.0	0.0	7.6

Investments in associates	0.0	0.0	0.0	0.0	0.0	0.7	0.7

Property and equipment	0.0	0.0	0.0	0.0	0.0	8.7	8.7

Goodwill and other intangible assets	0.0	0.0	0.0	0.0	0.0	19.1	19.1

Other assets	9.9	0.0	0.0	0.0	0.0	0.0	9.9

Total 31.12.2001	529.7	30.0	513.4	74.2	63.6	42.4	1,253.3

Total 31.12.2000	351.8	38.8	502.3	87.3	60.8	46.6	1,087.6

Liabilities

Due to banks	11.1	2.7	87.9	4.2	0.5	0.1	106.5

Cash collateral on securities lent	0.0	0.0	30.3	0.0	0.0	0.0	30.3

Repurchase agreements	0.0	0.0	336.9	31.7	0.0	0.0	368.6

Trading portfolio liabilities	105.8	0.0	0.0	0.0	0.0	0.0	105.8

Negative replacement values	71.5	0.0	0.0	0.0	0.0	0.0	71.5

Due to customers	141.4	3.7	178.9	7.7	1.2	0.9	333.8

Accrued expenses and deferred income	17.3	0.0	0.0	0.0	0.0	0.0	17.3

Debt issued	0.0	0.0	66.0	50.3	27.6	12.3	156.2

Other liabilities	15.7	0.0	0.0	0.0	0.0	0.0	15.7

Total 31.12.2001	362.8	6.4	700.0	93.9	29.3	13.3	1,205.7

Total 31.12.2000	283.1	77.2	536.5	84.3	33.3	25.4	1,039.8

[1]	Deposits without a fixed term, on which notice of withdrawal or termination has not been given (such funds may be withdrawn by the depositor or repaid by the borrower subject to an agreed period of notice).

Note 30 Financial Instruments Risk Position (continued)
e) Capital Adequacy
Risk-weighted assets (BIS)

	Balance		Balance
	sheet /	Risk-	sheet /	Risk-
	notional	weighted	notional	weighted
	amount	amount	amount[1]	amount[1]
CHF million	31.12.01	31.12.01	31.12.00	31.12.00

Balance sheet assets

Due from banks and other collateralized lendings	380,641	7,640	333,270	7,409

Net positions on securities[2]	29,500	10,992	20,463	10,979

Positive replacement values	73,447	19,556	57,875	18,763

Loans, net of allowances for credit losses and other collateralized lendings	305,624	154,908	312,376	162,539

Accrued income and prepaid expenses	7,554	3,679	7,062	4,653

Property and equipment	13,202	13,202	13,620	13,620

Other assets	9,875	4,504	9,491	5,565

Off-balance sheet and other positions

Contingent liabilities	25,487	9,868	27,786	12,548

Irrevocable commitments	50,705	5,034	53,643	12,599

Forward and swap contracts [3]	8,362,374	9,256	5,743,239	10,933

Purchased options [3]	365,100	1,777	380,411	2,922

Market risk positions [4]		13,319		10,760

Total risk-weighted assets		253,735		273,290

[1]	Changes have been made to prior year to conform to the current presentation (see Note 1: Summary of Significant Accounting Policies).

[2]	Excluding positions in the trading book, these are included in market risk positions.

[3]	The risk-weighted amount corresponds to the security margin (add-on) of the contracts.

[4]	Value at Risk according to the internal model multiplied by a factor of 12.5 to create the risk-weighted amount of the market risk positions in the trading book.

BIS capital ratios

	Capital	Ratio	Capital	Ratio
	CHF million	%	CHF million	%
	31.12.01	31.12.01	31.12.00	31.12.00

Tier 1	29,322	11.6	31,892	11.7

of which hybrid Tier 1	3,638	1.4	2,456	0.9

Tier 2	8,149	3.2	10,968	4.0

Total BIS	37,471	14.8	42,860	15.7

The Tier 1 capital includes CHF 3,638 million (USD 2,175 million) trust preferred securities at 31 December 2001 and CHF 2,456 million (USD 1,500 million) at 31 December 2000.

Among other measures the Group monitors the adequacy of its capital using ratios established by the Bank for International Settlements (BIS). The BIS ratio is required to be at least 8%. The Group has complied with all BIS and Swiss capital adequacy rules for all periods presented. These ratios measure capital adequacy by comparing the Group’s eligible capital with its risk weighted positions which include balance sheet assets, net positions in securities not held in the trading book, off-balance sheet transactions converted into their credit equivalents and market risk positions at a weighted amount to reflect their relative risk.

    The capital adequacy rules require a minimum amount of capital to cover credit and market risk exposures. For the calculation of the capital required for credit risk the balance sheet assets are weighted according to broad categories of notional credit risk, being assigned a

UBS Group Financial Statements
Notes to the Financial Statements

Note 30 Financial Instruments Risk Position (continued)
e) Capital Adequacy (continued)

risk weighting according to the amount of capital deemed to be necessary to support them. Four categories of risk weights (0%, 20%, 50%, 100%) are applied; for example cash, claims collateralized by cash or claims collateralized by OECD central-government securities have a zero risk weighting which means that no capital is required to be held in respect of these assets. Uncollateralized loans granted to corporate or private customers carry a 100% risk weighting, meaning that they must be supported by capital equal to 8% of the carrying amount. Other asset categories have weightings of 20% or 50% which require 1.6% or 4% capital.

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
    The Group calculates its capital requirement for market risk positions, which includes interest-rate instruments and equity securities in the trading book as well as positions in foreign exchange throughout the Group, using an internal Value-at-Risk (VaR) model. This approach was introduced in the BIS 1996 market risk amendment to the Basel Accord of July 1988 and incorporated in the Swiss capital adequacy rules of the Swiss Banking Ordinance.
    The BIS proposal requires that the regulators perform tests of the bank internal models before giving permission for these models to be used to calculate the market risk capital. Based on extensive checks, the use of the Group internal models was accepted by the Swiss Federal Banking Commission in July 1999.
    Tier 1 capital consists of share capital, share premium, retained earnings including current year profit, foreign currency translation and minority interest less accrued dividends, net long positions in own shares and goodwill. Tier 2 capital includes the Group’s subordinated long-term debt.

Note 31 Fair Value of Financial Instruments

The following table presents the fair value of financial instruments based on the following valuation methods and assumptions. It is presented because not all financial instruments are reflected in the financial statements at fair value.

    Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s-length transaction. We use market price to determine fair value, where an active market (such as a recognized stock exchange) exists, as it is the best evidence of the fair value of a financial instrument. However, market prices are not available for a significant number of the financial assets and liabilities held and issued by the Group. Therefore, for financial instruments where no market price is available, the fair values presented in the following table have been estimated using present value or other estimation and valuation techniques based on market conditions existing at balance sheet dates.
    The values derived from applying these techniques are significantly affected by the underlying assumptions used concerning both the amounts and timing of future cash flows and the discount rates. The following methods and assumptions have been used:

(a)	trading assets, derivatives and other transactions undertaken for trading purposes are measured at fair value by reference to quoted market prices when available. If quoted market prices are not available, then fair values are estimated on the basis of pricing models, or discounted cash flows. Fair value is equal to the carrying amount for these items;

(b)	financial investments classified as available-for-sale are measured at fair value by reference to quoted market prices when available. If quoted market prices are not available, then fair values are estimated on the basis of pricing models or other recognized valuation techniques. Prior to the adoption of IAS 39 in 2001, financial investments were carried at cost or if considered held for sale, at the lower of cost or market. Upon the adoption of the standard, all financial investments are carried at fair value. Unrealized gains and unrealized losses, excluding impairment write-downs, are recorded in shareholders’ equity until an asset is sold, collected or otherwise disposed of;

(c)	the fair value of liquid assets and other assets maturing within 12 months is assumed to approximate their carrying amount. This assumption is applied to liquid assets and the short-term elements of all other financial assets and financial liabilities;

(d)	the fair value of demand deposits and savings accounts with no specific maturity is assumed to be the amount payable on demand at the balance sheet date;

(e)	the fair value of variable rate financial instruments is assumed to approximate their carrying amounts;

(f)	the fair value of fixed rate loans and mortgages is estimated by comparing market interest rates when the loans were granted with current market rates offered on similar loans. Changes in the credit quality of loans within the portfolio are not taken into account in determining gross fair values as the impact of credit risk is recognized separately by deducting the amount of the allowance for credit losses from both book and fair values.

    The assumptions and techniques have been developed to provide a consistent measurement of fair value for the Group’s assets and liabilities in the following table. However, because other institutions may use different methods and assumptions, such fair value disclosures in this note cannot necessarily be compared from one financial institution to another.

UBS Group Financial Statements
Notes to the Financial Statements

Note 31 Fair Value of Financial Instruments (continued)

	Carrying	Fair	Unrealized	Carrying	Fair	Unrealized
	value	value	gain / (loss)	value	value	gain / (loss)
CHF billion	31.12.01	31.12.01	31.12.01	31.12.00	31.12.00	31.12.00

Assets

Cash and balances with central banks	21.0	21.0	0.0	3.0	3.0	0.0

Due from banks	27.7	27.7	0.0	29.1	29.1	0.0

Cash collateral on securities borrowed	162.9	162.9	0.0	177.9	177.9	0.0

Reverse repurchase agreements	269.3	269.3	0.0	193.8	193.8	0.0

Trading portfolio assets	397.9	397.9	0.0	315.6	315.6	0.0

Positive replacement values	73.4	73.4	0.0	57.9	57.9	0.0

Loans, net of allowance for credit losses	226.7	227.0	0.3	245.1	244.9	(0.2)

Financial investments	28.8	28.8	0.0	19.6	21.4	1.8

Liabilities

Due to banks	107.2	107.2	0.0	82.8	82.8	0.0

Cash collateral on securities lent	30.3	30.3	0.0	23.4	23.4	0.0

Repurchase agreements	368.6	368.6	0.0	295.5	295.5	0.0

Trading portfolio liabilities	105.8	105.8	0.0	82.6	82.6	0.0

Negative replacement values	71.4	71.4	0.0	75.9	75.9	0.0

Due to customers	334.0	334.0	0.0	311.2	311.2	0.0

Debt issued	157.5	158.6	(1.1)	130.5	131.4	(0.9)

Subtotal			(0.8)			0.7

Unrealized gains and losses recorded in shareholders’ equity before tax on:

Financial investments			1.2

Derivative instruments designated as cash flow hedges			(0.6)			(0.5) [1]

Net unrealized gains and losses

not recognized in the income statement			(0.2)			0.2

[1]	Relates to the cash flow hedge opening adjustment for IAS 39 at 1 January 2001 (see Note1 Summary of Significant Accounting Policies for more information on the adoption of IAS 39).

Note 31 Fair Value of Financial Instruments (continued)

The table does not reflect the fair values of non-financial assets and liabilities such as property, equipment, goodwill, prepayments and non-interest accruals. The interest amounts accrued to date for respective financial instruments are included, for purposes of the above fair value disclosure, in the carrying value of the financial instruments.

    Substantially all of the Group’s commitments to extend credit are at variable rates. Accordingly, the Group has no significant exposure to fair value fluctuations related to these commitments.
    Changes in the fair value of the Group’s fixed rate loans, long- and medium-term notes and bonds issued are predominantly hedged by derivative instruments, mainly interest rate swaps. The interest rate risk inherent in the balance sheet positions with no specific maturity is also hedged with derivative instruments based on the management view on the economic maturity of the products.
    The hedging derivative instruments are carried at fair value on the balance sheet and are part of the replacement values in the above table. When fixed rate financial instruments are hedged with derivatives in a fair value hedge, they are reflected in the above table at fair value related to the hedged exposure with fair value changes recorded in net profit. When derivative instruments are designated as cash flow hedges, the difference between the total amount of valuation gains and losses and the amortized amount of the derivatives is deferred and shown net in the table as unrealized gains and losses on derivative instruments designated as cash flow hedges.
    The decrease in the Net unrealized gains and losses during 2001 of CHF 0.4 billion is mainly attributable to the lower unrealized fair value gain from financial investments (down CHF 0.6 billion to CHF 1.2 billion). The change in the unrealized gains and losses of fixed rate long-term assets has increased by CHF 0.5 billion from the prior year as a result of declining interest rates during 2001. This was partially offset by an increase in fair value loss from fixed rate long-term debt issues and from hedging derivatives.

Note 32 Retirement Benefit Plans and Other Employee Benefits

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
    Contributions were paid for by the Group and its employees. The employee contributions were calculated as a percentage of the insured annual salary and were deducted monthly. The percentages deducted from salary were dependent on age and varied between 8% and 12%. The Group contributions were variable and amount to 125% to 250% of the employees contributions depending on the financial situation of the pension fund.
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
    As a result of the merger of the plans of the former banks in Switzerland, on 1 July 1999 there was an increase of vested plan benefits for the beneficiaries of such plans due to the allocation of the excess of the fair value of plan assets over the benefit obligation. This had the effect of increasing the Defined benefit obligation by

UBS Group Financial Statements
Notes to the Financial Statements

Note 32 Retirement Benefit Plans and Other Employee Benefits (continued)

CHF 3,525 million. In accordance with IAS 19 (revised 2000) this resulted in a one-time charge to income which was offset by the recognition of assets previously unrecognized due to the paragraph 58 (b) limitation of IAS 19 (revised 2000) used to fund this increase in benefits.

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
    In 1999, the Group recognized a prepaid pension asset of CHF 456 million representing excess employer contributions. In 2000, CHF 100 million of this asset was used to satisfy the benefit obligation. There was no asset used in 2001.

Foreign pension plans

The foreign locations of UBS operate various pension schemes in accordance with local regulations and practices. Among these schemes are defined contribution plans as well as defined benefit plans. The locations with defined benefit plans of a material nature are in the UK, the US and Germany. These locations together with Switzerland cover nearly 90% of the active workforce. Certain of these schemes permit employees to make contributions and earn matching or other contributions from the Group.
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
    The benefit obligation in excess of plan assets for those plans amounts to CHF 142 million as of 31 December 2001 (2000 CHF 111 million, 1999 CHF 113 million) and the total unfunded accrued postretirement liabilities to CHF 130 million as of 31 December 2001 (2000 CHF 108 million, 1999 CHF 83 million). The actuarially determined net postretirement cost amounts to CHF 24 million as of 31 December 2001 (2000 CHF 22 million, 1999 CHF 17 million).

Note 32 Retirement Benefit Plans and Other Employee Benefits (continued)

		Swiss			Foreign

CHF million	31.12.01	31.12.00	31.12.99	31.12.01	31.12.00	31.12.99

Reconciliation of benefit obligation

Defined benefit obligation at beginning of the year	(17,712)	(17,011)	(14,944)	(3,406)	(2,444)	(2,009)

Service cost	(541)	(545)	(464)	(121)	(165)	(118)

Interest cost	(674)	(666)	(636)	(204)	(162)	(123)

Plan amendments			(3,517)	(1)		(2)

Special termination benefits	(262)	(211)	1,000		(3)

Actuarial gain/(loss)	421		571	(345)	(99)	2

Benefits paid	889	721	979	107	84	133

Acquisition of PaineWebber					(740)

Currency adjustment				(12)	123	(269)

Other				429		(58)

Defined benefit obligation

at the end of the year	(17,879)	(17,712)	(17,011)	(3,553)	(3,406)	(2,444)

Reconciliation of fair value of plan assets

Fair value of plan assets at the beginning of the year	19,074	18,565	17,885	3,378	2,880	2,173

Actual return on plan assets	(765)	535	2,136	(220)		352

Employer contributions	656	490	515	258	13	22

Plan participant contributions	213	205	180		23	15

Benefits paid	(889)	(721)	(979)	(107)	(84)	(133)

Special termination benefits			(1,172)

Acquisition of PaineWebber					676

Currency adjustments				7	(130)	333

Other				(429)		118

Fair value of plan assets

at the end of the year	18,289	19,074	18,565	2,887	3,378	2,880

Funded status

Plan assets in excess of benefit obligation	410	1,362	1,554	(666)	(28)	436

Unrecognized net actuarial gains	961	(331)	(724)	673	(81)	(474)

Unrecognized transition amount					1	1

Unrecognized past service cost				2	2	2

Unrecognized assets	(1,015)	(675)	(374)		(47)	(28)

(Unfunded accrued) / prepaid pension cost	356	356	456	9	(153)	(63)

Movement in the net (liability) or asset

(Unfunded accrued) / prepaid pension cost

at the beginning of the year	356	456	0	(153)	(63)	43

Net periodic pension cost	(656)	(590)	(59)	(97)	(55)	(123)

Employer contributions	656	490	515	258	13	22

Acquisition of PaineWebber					(63)

Currency adjustments				1	15	(5)

(Unfunded accrued) / prepaid pension cost	356	356	456	9	(153)	(63)

Amounts recognized in the balance sheet

Prepaid pension cost	356	356	456	185	53	49

Accrued pension liability				(176)	(206)	(112)

(Unfunded accrued) / prepaid pension cost	356	356	456	9	(153)	(63)

UBS Group Financial Statements
Notes to the Financial Statements

Note 32 Retirement Benefit Plans and Other Employee Benefits (continued)

		Swiss			Foreign

CHF million	31.12.01	31.12.00	31.12.99	31.12.01	31.12.00	31.12.99

Amounts recognized

in the Income Statement

Current service cost	541	545	464	121	165	118

Interest cost	674	666	636	204	162	123

Expected return on plan assets	(947)	(927)	(883)	(228)	(243)	(195)

Adjustment to limit prepaid pension cost	339	300	(150)			21

Amortization of unrecognized prior service costs	262	211	172		3	77

Amortization of unrecognized net (gains)/losses					(9)	(6)

Employee contributions	(213)	(205)	(180)		(23)	(15)

Actuarially determined

net periodic pension cost	656	590	59	97	55	123

Actual return on plan assets (%)	(4.0)	2.9	11.9	(7.3)	(0.9)	15.3

Principal actuarial assumptions used (%)

Discount rate	4.0	4.0	4.0	6.2	6.3	6.0

Expected rate of return on plan assets	5.0	5.0	5.0	7.9	8.1	8.1

Expected rate of salary increase	2.5	2.5	2.5	4.4	4.4	4.6

Rate of pension increase	1.5	1.5	1.5	1.5	1.6	2.2

		Swiss
Additional details to fair value
of plan assets	31.12.01	31.12.00	31.12.99

Own financial instruments	781	1,211	846

Securities lent to UBS included in plan assets	824	3,432	5,939

Other assets used by UBS included in plan assets	104	179	187

Note 32 Retirement Benefit Plans and Other Employee Benefits (continued)

Foreign post-retirement medical and life plans

CHF million	31.12.01	31.12.00	31.12.99

Post-retirement benefit obligation at beginning of the year	(115)	(117)	(96)

Service cost	(7)	(6)	(2)

Interest cost	(9)	(8)	(6)

Plan amendments	(10)	(7)	0

Actuarial gain/(loss)	(6)	27	0

Benefits paid	4	5	4

Acquisition of PaineWebber		(9)	0

Currency adjustment	(2)	0	(16)

Other		0	(1)

Post-retirement benefit obligation at end of the year	(145)	(115)	(117)

CHF million	31.12.01	31.12.00	31.12.99

Fair value of plan assets at beginning of the year	4	4	3

Actual return on plan assets	0	0	1

Company contributions	3	4	4

Benefits paid	(4)	(4)	(4)

Fair value of plan assets at end of the year	3	4	4

The assumed health care cost trend used in determining the benefit expense for 2001 is 5.32%. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in the assumed health care cost trend rates would change the US post-retirement benefit obligation and the service and interest cost components of the net periodic post-retirement benefit costs as follows:

CHF million	1% increase	1% decrease

Effect on total service and interest cost	3.0	(2.0)

Effect on the post-retirement benefit obligation	17.0	(14.0)

Note 33 Equity Participation Plans

a)  Equity Participation Plans Offered

UBS has established several equity participation plans to further align the long-term interests of executives, managers, staff and shareholders. The plans are offered to eligible employees in approximately 50 countries and are designed to meet the complex legal, tax and regulatory requirements of each country in which they are offered. The explanations below describe the most significant plans in general, but specific plan rules and investment offerings may vary by country.

    Equity Plus Program (EPP): This plan replaces the Equity Investment Plan (EIP) (see below) and will be the main plan for all UBS employees going forward. It was previously only available to UBS PaineWebber employees. Equity Plus gives eligible UBS employees the opportunity to purchase UBS shares at fair market value on the purchase date and receive two options on UBS shares for each share purchased, up to a maximum limit. The options have a strike price equal to the fair market value of the stock on the date the option is granted. Share purchases can be made annually from bonus compensation or quarterly, based on regular deductions from salary. Shares purchased under EPP are restricted from resale for two years from the time of purchase, and the options granted have either a

UBS Group Financial Statements
Notes to the Financial Statements

Note 33 Equity Participation Plans (continued)

a) Equity Participation Plans Offered (continued)

two or three year vesting requirement and expire either seven or ten years after the date of grant.

    Discounted Purchase Plans: All employees in Switzerland are entitled to purchase a specified number of UBS shares at a predetermined discounted price each year (the discount is recorded as compensation expense). The number of shares that can be purchased depends primarily on years of service and rank. Any such shares purchased must be held for a specified period of time.
    Equity Ownership Plan (EOP): Selected personnel receive a mandatory portion of their performance related compensation in UBS shares and are also awarded a matching contribution in the form of additional UBS shares or options. Participants in certain countries are eligible to receive a portion of their award in Alternative Investment Vehicles (AIVs). These are generally money market funds, UBS and non-UBS mutual funds and other UBS sponsored funds. The awards vest either at the end of the restriction period (“cliff” vesting) which is normally three years or ratably over the vesting period. Under certain conditions, these awards are fully forfeitable by the employee.
    Long Term Incentive Plans: Under these plans, key employees are granted options to purchase UBS shares at a price not less than the fair market value of the shares on the date the option is granted. Long-term stock options are blocked for either three or five years during which they cannot be exercised. Expiration of the options is generally six years. One option gives the right to purchase one registered UBS share at the option’s strike price. In some grants, accelerated vesting or non-forfeitability may occur if certain share appreciation targets are met.
    Other deferred compensation plans: UBS sponsors other deferred compensation plans for selected eligible employees. Generally, contributions are made on a tax deferred basis. Participants are allowed to invest in UBS shares or AIVs. No additional company match is granted, and the plan is generally not forfeitable. In addition, UBS also grants deferred compensation awards to new recruits, senior management and other key employees in the form of UBS shares, options or other leveraged interests in non-UBS instruments.
    Equity Investment Plan (EIP) (now discontinued): Prior to the discontinuance of new awards under this plan in 2001, employees had the choice to invest part of their annual bonus in UBS shares, warrants or other derivatives on UBS shares. A holding period, generally three years, applied during which the instruments could not be sold or exercised. In addition, participants in the plan received a matching contribution of additional UBS shares or derivatives. Only the UBS matching contribution was forfeitable. The last EIP vesting will take place in 2004. Staff who used to have the possibility to take part in EIP are now offered the opportunity to take part in EPP.

Note 33 Equity Participation Plans (continued)

b) UBS Share Awards

i) Stock bonus plans

Shares granted under the various equity participation plans mentioned above are as follows:

Stock bonus plans	31.12.01	31.12.00	31.12.99

Shares awarded	15,644,000	38,340,000	10,407,000

Weighted-average fair market value per share (in CHF)	90	76	73

    The stock bonus awards for 2000 include approximately 19.8 million shares granted under the retention agreements with key employees of UBS PaineWebber. The bonus awards for 1999 include 4.2 million shares issued in exchange for previously issued non-share awards and for special bonuses.

    9.5 million, 4.0 million and 3.1 million shares vested in 2001, 2000 and 1999, respectively. Of these shares, the majority vested on 15 March of each year and the remaining shares vested on various dates throughout the year. On 31 December 2001, 2000 and 1999, there were 52.3 million, 47.5 million and 14.4 million unvested shares outstanding in various equity participation plans with a corresponding market value of CHF 4.4 billion in 2001, CHF 4.2 billion in 2000 and CHF 1.0 billion in 1999.

ii) Stock purchase plans

The following table shows the shares awarded and the weighted-average fair value per share for the Group’s stock purchase plans.

Stock purchase plans	31.12.01	31.12.00	31.12.99

Share quantity for discounted purchase plans	1,701,099	966,000	5,406,000

Weighted-average purchase price (in CHF)	47	35	49

Share quantity for UBS PaineWebber plans	1,221,416	298,725

Weighted-average fair value purchase price (in USD)	51	46

UBS Group Financial Statements
Notes to the Financial Statements

Note 33 Equity Participation Plans (continued)

c) UBS Option Awards

Movements in options granted under various equity participation plans are as follows:

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number of	price	Number of	price	Number of	price
	options	(in CHF)	options	(in CHF)	options	(in CHF)
	31.12.01	31.12.01	31.12.00	31.12.00	31.12.99	31.12.99

Outstanding, at the beginning of the year	63,308,502	58	30,415,386	66	21,608,358	59

Options due to the acquisition of
PaineWebber	0		18,975,810 [1]	34	0	0

Granted during the year	11,070,992	94	21,248,046 [2]	72	10,317,426	79

Exercised during the year	(10,083,075)	49	(5,390,307)	50	(215,298)	60

Forfeited during the year	(1,009,750)	74	(1,940,433)	64	(1,295,100)	63

Outstanding, at the end of the year	63,286,669	66	63,308,502	58	30,415,386	66

Exercisable, at the end of the year	25,550,932	50	18,310,839	34	1,951,920	62

[1]	UBS AG issued options in exchange for options of PaineWebber which have been included in the purchase price for PaineWebber at a fair value of CHF 992 million.

[2]	Includes options granted to key employees of UBS PaineWebber, vesting over a 3-year period, subject to employee’s continued employment and other restrictions.

Some of the options in the table above have exercise prices denominated in US dollars which have been converted into CHF at the year-end spot exchange rate for purposes of this table. The exercise dates can occur on any business day during the year.

The following table summarizes additional information about stock options outstanding at 31 December 2001:

	Options outstanding			Options exercisable

Range of exercise	Number of options	Weighted-average	Weighted-average	Number of	Weighted-average
prices per share	outstanding	exercise price	remaining contractual life	options exercisable	exercise price

CHF		CHF	Years		CHF

56.67–70.00	19,966,200	63.08	3.3	4,374,462	57.85

70.01–85.00	11,017,595	78.41	3.3	0	0

85.01–106.00	6,024,480	98.60	6.8	31,800	90.00

56.67–106.00	37,008,275	73.42	3.8	4,406,262	58.08

USD		USD	Years		USD

6.34–15.00	5,269,657	8.79	2.7	5,269,657	8.79

15.01–25.00	2,879,652	22.61	3.2	2,879,652	22.61

25.01–35.00	5,983,999	28.62	4.3	5,983,999	28.62

35.01–45.00	0	0	0.0	0	0

45.01–55.00	10,067,766	48.05	6.1	7,011,362	47.05

55.01–58.76	2,077,320	57.81	6.1	0	0

6.34–58.76	26,278,394	33.74	4.7	21,144,670	28.97

Options are normally granted with a strike price either equal to fair market value or approximately 10% greater than the fair value of the underlying share on the grant date.

Note 33 Equity Participation Plans (continued)

d) Compensation Expense

Generally, the Group’s policy is to recognize expense at the date of grant for equity participation instruments (shares, warrants, options and other derivatives for which the underlying is the Group’s own shares). The amount of expense recognized is equal to the intrinsic value of the instrument at such date and is calculated as follows: 1) For stock options, it is the difference between the strike price and fair value of shares at the date of grant, if any. 2) For UBS shares and other derivative instruments, it is the fair market value. 3) For discounted share plans, the expense is equal to the difference between the fair market value and discounted value.

    The accrued expense for share based compensation for the years ended 31 December 2001, 2000 and 1999 was CHF 974 million, CHF 1,749 million and CHF 1,684 million, respectively. The accruals include awards earned currently but issued in the following year.

e) Pro-Forma Net Income

The following table presents Net income and Earnings per share for 2001, 2000 and 1999 as if the Group had adopted the fair value method of accounting for its equity compensation plans, rather than the intrinsic value method described in paragraph d) above.

CHF million, except per share data		31.12.01	31.12.00		31.12.99

Net income	As reported	4,973	7,792		6,153

	Pro-forma	4,626	7,634	[1]	6,028	[1]

Basic EPS	As reported	3.93	6.44		5.07

	Pro-forma	3.65	6.31		4.96

Diluted EPS	As reported	3.78	6.35		5.02

	Pro-forma	3.51	6.22		4.92

1.	Pro-forma net income at 31 December 2000 and 31 December 1999 has been adjusted for expense reversals related to forfeitures.

The effects of recognizing compensation expense and providing pro-forma disclosures are not likely to be representative of the effects on reported Net profit for future years.

The fair value of options granted was determined using a proprietary option pricing model, substantially similar to the Black-Scholes model, with the following assumptions:

	31.12.01	31.12.00	31.12.99

Expected volatility	30%	30%	33%

Risk free interest rate (CHF)	3.51%	3.27%	2.07%

Risk free interest rate (USD)	5.81%	5.66%	–

Expected dividend rate	2.67%	2.44%	1.44%

Expected life (years)	4.5	4.4	6

The weighted-average fair value of options granted in 2001, 2000 and 1999 was CHF 23, CHF 16 and CHF 20 per share, respectively.

UBS Group Financial Statements
Notes to the Financial Statements

Note 34 Related Parties

Related parties include Associated companies, the Board of Directors, the Group Executive Board, the Group Managing Board, close family members and enterprises which are controlled by these individuals as well as certain persons performing similar functions.

    Total remuneration to related parties recognized in the income statement amounted to CHF 321.4 million in 2001, CHF 272.3 million in 2000 and CHF 193.1 million in 1999, including accrued pension benefits of approximately CHF 35.4 million in 2001, CHF 30.0 million in 2000 and CHF 21.2 million in 1999. The remuneration paid to related parties in 2001 includes approximately USD 70 million (CHF 118 million) paid to employees of Paine Webber Group, Inc. who joined UBS at the merger on 3 November 2000.
    The number of long-term stock options outstanding to related parties from equity plans was 8,366,103 at 31 December 2001 and 4,693,458 at 31 December 2000. These plans are further explained in Note 33 Equity Participation Plans.
    The external members of the Board of Directors do not have employment or service contracts with UBS, and thus are not entitled to benefits upon termination of their service on the Board of Directors. The full-time Chairman and Vice-Chairmen have top-management employment contracts and receive pension benefits upon retirement.
    The total amounts of shares and warrants held by members of the Board of Directors, Group Executive Board and Group Managing Board were 4,068,918 and 60,578,417 as of 31 December 2001 and 7,583,184 and 69,504,577 as of 31 December 2000. No member of the Board of Directors, Group Executive Board or Group Managing Board is the beneficial owner of more than 1% of the Group’s shares.

Loans and advances receivable from related parties were as follows:

CHF million	31.12.01	31.12.00

Mortgages at the beginning of the year	36	28

Additions	8	9

Reductions	(12)	(1)

Mortgages at the end of the year	32	36

Members of the Board of Directors, Group Executive Board and Group Managing Board are granted mortgages at the same terms and conditions as other employees. Terms and conditions are based on third-party conditions adjusted for reduced credit risk.

Loans and advances to significant associated companies were as follows:

CHF million	31.12.01	31.12.00

Loans and advances at the beginning of the year	0	62

Additions	65	0

Reductions	0	(62)

Loans and advances at the end of the year	65	0

All loans and advances to associated companies are transacted at arm’s length. At 31 December 2001, there are trading exposures and guarantees to significant associated companies of CHF 306 million. The Group routinely receives services from associated companies at an arm’s length basis. For the year ended 31 December 2001, the amount paid to significant associates was CHF 98 million. Note 36 provides a list of significant associates.

Note 35 Post-Balance Sheet Events

There have been no material post-balance sheet events which would require disclosure or adjustment to the 31 December 2001 Financial Statements.

    Bond issues have decreased by CHF 1,109 million from the balance sheet date to 12 February 2002. On 12 February 2002, the Board of Directors reviewed the Financial Statements and authorized them for issue. These Financial Statements will be submitted to the Annual General Meeting of Shareholders to be held on 18 April 2002 for approval.

Note 36 Significant Subsidiaries and Associates

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

    The parent bank structure allows UBS to capitalize on the advantages offered by the use of one legal platform by all the Business Groups. It provides for the most cost efficient and flexible structure and facilitates efficient allocation and use of capital, comprehensive risk management and straightforward funding processes.
    Where, usually due to local legal, tax or regulatory rules or due to additional legal entities joining the UBS Group via acquisition, it is either not possible or not efficient to operate out of the parent bank then local subsidiary companies host the appropriate businesses. The significant operating subsidiary companies in the Group are listed below:

Significant subsidiaries

					Equity
				Share	interest
	Jurisdiction	Business		capital	accumul-
Company	of incorporation	Group[1]		in millions	ated in %

Armand von Ernst & Cie AG	Bern, Switzerland	CH	CHF	5.0	100.0

Aventic AG	Zurich, Switzerland	CH	CHF	30.0	100.0

Banco UBS Warburg SA	Rio de Janeiro, Brazil	WA	BRL	52.9	100.0

Bank Ehinger & Cie AG	Basel, Switzerland	CH	CHF	6.0	100.0

BDL Banco di Lugano	Lugano, Switzerland	CH	CHF	50.0	100.0

Brinson Advisors Inc	Delaware, USA	AM	USD	35.2 [2]	100.0

Brinson Canada Co	Halifax, Canada	AM	CAD	117.0	100.0

Brinson Partners (New York) Inc	New York, USA	AM	USD	0.5	100.0

Brinson Partners Inc	Delaware, USA	AM	USD	–	100.0

Brunswick UBS Warburg Limited	George Town, Cayman Islands	WA	USD	25.0 [2]	50.0

Cantrade Privatbank AG	Zurich, Switzerland	CH	CHF	10.0	100.0

Cantrade Private Bank Switzerland (CI) Limited	St. Helier, Jersey	CH	GBP	0.7	100.0

Crédit Industriel SA	Zurich, Switzerland	CH	CHF	10.0	100.0

EIBA «Eidgenössische Bank» Beteiligungs- und Finanzgesellschaft	Zurich, Switzerland	WA	CHF	14.0	100.0

Factors AG	Zurich, Switzerland	CH	CHF	5.0	100.0

Ferrier Lullin & Cie SA	Geneva, Switzerland	CH	CHF	30.0	100.0

Fondvest AG	Zurich, Switzerland	AM	CHF	4.3	100.0

Global Asset Management Limited	Hamilton, Bermuda	AM	USD	2.0	100.0

Hirslanden Holding AG	Zurich, Switzerland	CC	CHF	22.5	91.2

HYPOSWISS, Schweizerische Hypotheken- und Handelsbank	Zurich, Switzerland	CH	CHF	26.0	100.0 [3]

Footnotes

[1]	CH: UBS Switzerland, AM: UBS Asset Management, WA: UBS Warburg, CC: Corporate Center.

[2]	Share Capital and Share Premium.

[3]	Sold subsequently to 31 December 2001.

UBS Group Financial Statements
Notes to the Financial Statements

Note 36 Significant Subsidiaries and Associates (continued)

Significant subsidiaries (continued)

						Equity
				Share		interest
	Jurisdiction	Business		capital		accumul-
Company	of incorporation	Group[1]		in millions		ated in %

IL Immobilien-Leasing AG	Opfikon, Switzerland	CH	CHF	5.0		100.0

PaineWebber Capital Inc	Delaware, USA	WA	USD	25.7	[2]	100.0

PT UBS Warburg Indonesia	Jakarta, Indonesia	WA	IDR	11,000.0		85.0

PW Trust Company	New Jersey, USA	WA	USD	4.4	[2]	99.6

SG Warburg & Co International BV	Amsterdam, the Netherlands	WA	GBP	40.5		100.0

SG Warburg Securities SA	Geneva, Switzerland	WA	CHF	14.5		100.0

Thesaurus Continentale Effekten-Gesellschaft Zürich	Zurich, Switzerland	CH	CHF	30.0		100.0

UBS (Bahamas) Ltd	Nassau, Bahamas	CH	USD	4.0		100.0

UBS (Cayman Islands) Ltd	George Town, Cayman Islands	CH	USD	5.6		100.0

UBS (France)SA	Paris, France	CH	EUR	10.0		100.0

UBS (Italia) SpA	Milan, Italy	CH	EUR	22.2		100.0

UBS (Luxembourg) SA	Luxembourg, Luxembourg	CH	CHF	150.0		100.0

UBS (Monaco) SA	Monte Carlo, Monaco	CH	EUR	9.2		100.0

UBS (Sydney) Limited	Sydney, Australia	WA	AUD	12.7		100.0

UBS (Trust and Banking) Ltd	Tokyo, Japan	AM	JPY	10,900.0		100.0

UBS (USA) Inc	Delaware, USA	WA	USD	315.0		100.0

UBS Americas Inc	Delaware, USA	WA	USD	3,562.9	[2]	100.0

UBS Asset Management (Australia) Ltd	Sydney, Australia	AM	AUD	8.0		100.0

UBS Asset Management (France) SA	Paris, France	AM	EUR	0.8		100.0

UBS Asset Management (Italia) SIM SpA	Milan, Italy	AM	EUR	0.5		100.0

UBS Asset Management (Japan) Ltd	Tokyo, Japan	AM	JPY	2,200.0		100.0

UBS Asset Management (Singapore) Ltd	Singapore, Singapore	AM	SGD	4.0		100.0

UBS Asset Management (Taiwan) Ltd	Taipei, Taiwan	AM	TWD	340.0		84.1

UBS Asset Management Holding Limited	London, Great Britain	AM	GBP	8.0	[2]	100.0

UBS Australia Limited	Sydney, Australia	WA	AUD	50.0		100.0

UBS Bank (Canada)	Toronto, Canada	CH	CAD	20.7		100.0

UBS Beteiligungs-GmbH & Co KG	Frankfurt, Germany	WA	EUR	398.8		100.0

UBS Bunting Warburg Inc	Toronto, Canada	WA	CAD	33.3		50.0

UBS Capital (Jersey) Ltd	St. Helier, Jersey	WA	GBP	36.0	[2]	100.0

UBS Capital AG	Zurich, Switzerland	WA	CHF	5.0		100.0

UBS Capital Americas Investments II LLC	Delaware, USA	WA	USD	90.0	[2]	100.0

UBS Capital Asia Pacific Limited	George Town, Cayman Islands	WA	USD	5.0		92.9

UBS Capital BV	The Hague, the Netherlands	WA	EUR	3.2		100.0

UBS Capital II LLC	Delaware, USA	WA	USD	2.6	[2]	100.0

UBS Capital Latin America LDC	George Town, Cayman Islands	WA	USD	–		100.0

UBS Capital LLC	Delaware, USA	WA	USD	18.5	[2]	100.0

UBS Capital Partners Limited	London, Great Britain	WA	GBP	6.7		100.0

UBS Capital SpA	Milan, Italy	WA	EUR	25.8		100.0

UBS Card Center AG	Glattbrugg, Switzerland	CH	CHF	40.0		100.0

UBS España SA	Madrid, Spain	CH	EUR	65.3		100.0

UBS Finance (Cayman Islands) Limited	George Town, Cayman Islands	CC	USD	0.5		100.0

UBS Finance (Curação) NV	Willemstad, Netherlands Antilles	CC	USD	0.1		100.0

UBS Finance (Delaware) LLC	Delaware, USA	WA	USD	37.3	[2]	100.0

UBS Finanzholding AG	Zurich, Switzerland	CC	CHF	10.0		100.0

UBS Fund Holding (Luxembourg) SA	Luxembourg, Luxembourg	AM	CHF	42.0		100.0

UBS Fund Holding (Switzerland) AG	Basel, Switzerland	AM	CHF	8.0		100.0

UBS Fund Management (Switzerland) AG	Basel, Switzerland	AM	CHF	1.0		100.0

UBS Fund Services (Luxembourg) SA	Luxembourg, Luxembourg	AM	CHF	2.5		100.0

UBS Global Trust Corporation	St. John, Canada	CH	CAD	0.1		100.0

UBS Immoleasing AG	Zurich, Switzerland	CH	CHF	3.0		100.0

UBS International Holdings BV	Amsterdam, the Netherlands	CC	CHF	5.5		100.0

UBS Invest Kapitalanlagegesellschaft mbH	Frankfurt, Germany	AM	EUR	6.4		100.0

UBS Leasing AG	Brugg, Switzerland	CH	CHF	10.0		100.0

Footnotes
[1]	CH: UBS Switzerland, AM: UBS Asset Management, WA: UBS Warburg, CC: Corporate Center.

[2]	Share Capital and Share Premium.

Note 36 Significant Subsidiaries and Associates (continued)

Significant subsidiaries (continued)

						Equity
				Share		interest
	Jurisdiction	Business		capital		accumul-
Company	of incorporation	Group[1]		in millions		ated in %

UBS Life AG	Zurich, Switzerland	CH	CHF	25.0		100.0

UBS Limited	London, Great Britain	WA	GBP	10.0		100.0

UBS O’Connor LLC	Delaware, USA	AM	USD	1.0		100.0

UBS PaineWebber Inc	Delaware, USA	WA	USD	1,672.3	[2]	100.0

UBS PaineWebber Incorporated of Puerto Rico	Hato Rey, Puerto Rico	WA	USD	31.0	[2]	100.0

UBS PaineWebber Life Insurance Company	California, USA	WA	USD	29.3	[2]	100.0

UBS Portfolio LLC	Delaware, USA	WA	USD	0.1		100.0

UBS Principal Finance LLC	Delaware, USA	WA	USD	0.1		100.0

UBS Private Banking Deutschland AG	Hamburg, Germany	CH	EUR	51.0		100.0

UBS Realty Investors LLC	Connecticut, USA	AM	USD	–		100.0

UBS Securities Limited	London, Great Britain	WA	GBP	10.0		100.0

UBS Trust (Canada)	Toronto, Canada	CH	CAD	12.5		100.0

UBS Trustees (Bahamas) Ltd	Nassau, Bahamas	CH	USD	2.0		100.0

UBS Trustees (Cayman) Ltd	George Town, Cayman Islands	CH	USD	0.5		100.0

UBS Trustees (Jersey) Ltd	St. Helier, Jersey	CH	GBP	0.7		100.0

UBS Trustees (Singapore) Ltd	Singapore, Singapore	CH	SGD	3.3		100.0

UBS UK Holding Limited	London, Great Britain	WA	GBP	5.0		100.0

UBS UK Limited	London, Great Britain	WA	GBP	609.0		100.0

UBS Warburg Asia Limited	Hong Kong, China	WA	HKD	20.0		100.0

UBS Warburg (France) SA	Paris, France	WA	EUR	22.9		100.0

UBS Warburg (Italia) SpA	Milan, Italy	WA	EUR	1.9		100.0

UBS Warburg (Japan) Limited	George Town, Cayman Islands	WA	JPY	50,000.0		100.0

UBS Warburg (Malaysia) Sdn Bhd	Kuala Lumpur, Malaysia	WA	MYR	0.5		70.0

UBS Warburg (Nederland) BV	Amsterdam, the Netherlands	WA	EUR	10.9		100.0

UBS Warburg AG	Frankfurt, Germany	WA	EUR	155.7		100.0

UBS Warburg Australia Corporate Finance Ltd	Sydney, Australia	WA	AUD	–		100.0

UBS Warburg Australia Corporation Pty Limited	Sydney, Australia	WA	AUD	50.4	[2]	100.0

UBS Warburg Australia Equities Ltd	Sydney, Australia	WA	AUD	190.0	[2]	100.0

UBS Warburg Australia Limited	Sydney, Australia	WA	AUD	571.5	[2]	100.0

UBS Warburg Derivatives Limited	Hong Kong, China	WA	HKD	20.0		100.0

UBS Warburg Hong Kong Limited	Hong Kong, China	WA	HKD	30.0		100.0

UBS Warburg International Ltd	London, Great Britain	WA	GBP	18.0		100.0

UBS Warburg LLC	Delaware, USA	WA	USD	948.1		100.0

UBS Warburg Ltd	London, Great Britain	WA	GBP	17.5		100.0

UBS Warburg New Zealand Equities Ltd	Auckland, New Zealand	WA	NZD	7.5		100.0

UBS Warburg Private Clients Ltd	Melbourne, Australia	WA	AUD	53.9		100.0

UBS Warburg Pte Limited	Singapore, Singapore	WA	SGD	55.0		100.0

UBS Warburg Real Estate Securities Inc	Delaware, USA	WA	USD	0.4	[2]	100.0

UBS Warburg Securities (España) SV SA	Madrid, Spain	WA	EUR	15.0		100.0

UBS Warburg Securities (South Africa) (Pty) Limited	Sandton, South Africa	WA	ZAR	22.1		100.0

UBS Warburg Securities Co Ltd	Bangkok, Thailand	WA	THB	400.0		100.0

UBS Warburg Securities India Private Limited	Mumbai, India	WA	INR	237.8		75.0

UBS Warburg Securities Ltd	London, Great Britain	WA	GBP	140.0		100.0

UBS Warburg Securities Philippines Inc	Makati City, Philippines	WA	PHP	150.0		100.0

Footnotes

[1]	CH: UBS Switzerland, AM: UBS Asset Management, WA: UBS Warburg, CC: Corporate Center.

[2]	Share Capital and Share Premium.

UBS Group Financial Statements
Notes to the Financial Statements

Note 36 Significant Subsidiaries and Associates (continued)

Consolidated companies: changes in 2001

Significant new companies

Brinson Canada Co — Halifax, Canada

Deconsolidated companies

Significant deconsolidated companies	Reason for deconsolidation

UBS (Panama) SA — Panama City, Panama	Liquidated

Significant associates

		Equity interest	Share capital
Company	Industry	in %	in millions

FSG Swiss Financial Services Group AG — Zurich, Switzerland	Financial	33.0	CHF	26

Giubergia UBS Warburg SIM SpA — Milan, Italy	Financial	49.9	EUR	15

Motor Columbus AG — Baden, Switzerland	Electricity	35.6	CHF	253

Telekurs Holding AG — Zurich, Switzerland	Financial	33.3	CHF	45

Volbroker.com Limited — London, Great Britain	Financial	20.6	GBP	19

None of the above investments carry voting rights that are significantly different from the proportion of shares held.

Note 37 Acquisition of Paine Webber Group, Inc.

On 3 November 2000, UBS completed its acquisition of 100% of the outstanding common stock of the Paine Webber Group, Inc. (“PaineWebber”), a full-service broker-dealer and one of the largest securities and commodities firms in the United States servicing both individual and institutional clients. The transaction was accounted for using the purchase method of accounting, making PaineWebber a wholly owned subsidiary of UBS. Results of operations of PaineWebber have been included in the consolidated results beginning on the date of acquisition. Under IAS, the valuation of shares and options issued was measured on the date the acquisition was completed, 3 November 2000.

    Purchase consideration amounted to CHF 22.0 billion (USD 12.5 billion) consisting of shares, options and cash. Total goodwill recorded in connection with the acquisition amounted to CHF 12.8 billion (USD 7.3 billion) at 3 November 2000 and is being amortized using the straight line method over an estimated useful life of 20 years.
    In 2001, the goodwill amount increased by CHF 54.3 million, net of tax benefits, including realized tax benefits on options granted to employees before the merger and subsequently exercised, and other adjustments to the identifiable assets and liabilities acquired. At 31 December 2001 and 2000, the balance of goodwill related to the PaineWebber acquisition amounted to CHF 11.6 billion and CHF 11.8 billion respectively.

Note 38 Currency Translation Rates

The following table shows the principal rates used to translate the financial statements of foreign entities into Swiss francs:

	Spot rate		Average rate
	As at		Year-to-date

	31.12.01	31.12.00	31.12.01	31.12.00	31.12.99

1 USD	1.67	1.64	1.69	1.69	1.50

1 EUR	1.48	1.52	1.50	1.56	1.60

1 GBP	2.43	2.44	2.44	2.57	2.43

100 JPY	1.27	1.43	1.40	1.57	1.33

Note 39 Swiss Banking Law Requirements

The consolidated financial statements of UBS are prepared in accordance with International Accounting Standards. Set out below are the deviations which would result if the provisions of the Banking Ordinance and the Guidelines of the Swiss Banking Commission governing financial statement reporting pursuant to Article 23 through Article 27 of the Banking Ordinance were applied in the preparation of the consolidated financial statements of UBS.

1. Treasury shares

Under IAS, treasury shares are presented in the balance sheet as a deduction from Shareholders’ equity and accounted for at weighted average cost. Contracts that require physical settlement or net share settlement in UBS AG shares are classified in the Shareholders’ equity as Share premium and accounted for at weighted average cost. The difference between the proceeds from sales of treasury shares or contracts that require physical settlement or contracts that require net share settlement and their cost (net of tax) is reported as Share premium. The par value of shares repurchased and cancelled is debited to the issued and paid up share capital for the par value, with the remainder of the cost of the repurchased shares debited to Share premium. No dividends are paid on treasury shares.

UBS Group Financial Statements
Notes to the Financial Statements

    Under Swiss law, own shares held for market making purposes are presented in the balance sheet as Trading portfolio assets. Own shares held for other purposes are classified as Financial investments and a corresponding reserve for own shares is established within Shareholders’ equity. All derivative contracts on own shares are reported as Positive or Negative replacement values. Traded own shares and derivatives on own shares are carried at fair value. Gains and losses realized on disposal and unrealized gains and losses from changes in the fair value are recorded as Net trading income. Own shares reported within Financial investments are reported at the lower of cost or market value. Reductions to market value and reversals of such reductions, as well as gains and losses on disposal, are included in Other income. Own shares repurchased for cancellation are reported as financial investments and accounted for at cost. Upon cancellation, the par value of shares repurchased and cancelled is debited against Share capital for the par value, with the remainder of the purchase cost debited against General statutory reserve.

2. Financial investments

Under IAS, available-for-sale financial investments are carried at fair value. Changes in the fair value of available-for-sale financial investments are recorded as increases or decreases to Shareholders’ equity until an investment is sold, collected or otherwise disposed of, or until an investment is determined to be impaired. At the time an available-for-sale investment is determined to be impaired, the cumulative unrealized gain or loss previously recognized in Shareholders’ equity is included in net profit or loss for the period. On disposal of an available-for-sale investment, the difference between the net disposal proceeds and the carrying amount, including any previously recognized unrealized gain or loss arising from a change in fair value reported within Shareholders’ equity, is included in net profit or loss for the period.
    Under Swiss law financial investments are carried at the lower of cost or market value. Reductions to market value and reversals of such reductions as well as gains and losses on disposal are included in Other income.

3. Cash flow hedges

The Group also uses derivative instruments to hedge against the exposure from varying cash flows receivable and payable. Under IAS, when hedge accounting is applied for these instruments, the unrealized gain or loss on the effective portion of the derivatives is recorded in shareholders’ equity until the hedged cash flows occur, at which time the accumulated gain or loss is realized and released to income.
    Under Swiss law, the gains or losses on the effective portion of the derivative instruments used to hedge cash flow exposures are deferred on the balance sheet. The deferred amounts are released to income when the hedged cash flows occur.

4. Gains/losses not recognized in the income statement

Gains/losses not recognized in the income statement is a separate line within Shareholders’ equity where under IAS unrealized gains and losses from currency translation, changes in fair value of financial investments available-for-sale and of derivative instruments designated as cash flow hedges are reported.
    Under Swiss law, only foreign currency translation differences are reported in shareholders’ equity. The other two components are reported according to the methods described in captions 2. and 3. above.

5. Extraordinary income and expense

Under IAS, items of income and expense can only be classified as extraordinary if they are clearly distinct from the ordinary activities and their occurrence is expected to be rare.
    Under Swiss law, income and expense items related to other accounting periods and/or not directly related with the core business activities of the enterprise (e.g. realized gains or losses on sale of Investments in associated companies or Property and equipment) are recorded as extraordinary income or expense.
    The significant differences between IAS and Swiss banking law are as follows:

Note 39 Swiss Banking Law Requirements (continued)

CHF million	31.12.01	31.12.00

Differences in the Balance Sheet

Treasury shares

Trading portfolio	128

Financial investments	3,253	4,007

Due to banks	24	2,516

Shareholders’ equity	3,357	1,491

Financial investments

Due to banks	(1,856)

Other liabilities	(215)

Shareholders’ equity	(1,641)

Cash flow hedges

Other liabilities	(459)

Shareholders’ equity	459

Differences in the Income Statement

Treasury shares Net trading income	(70)	133

Other income	(231)	68

Financial investments Other income	(607)

Reclassification of extraordinary income and expense

Other income	(95)	(211)

Extraordinary income	109	233

Extraordinary expense	14	22

UBS Group Financial Statements
Notes to the Financial Statements

Note 40 Reconciliation of International Accounting Standards (IAS) to United States Generally Accepted Accounting Principles (US GAAP)

Note 40.1 Valuation and income recognition differences between IAS and US GAAP

The consolidated financial statements of the Group have been prepared in accordance with IAS. The principles of IAS differ in certain respects from United States Generally Accepted Accounting Principles (“US GAAP”). The following is a summary of the relevant significant accounting and valuation differences between IAS and US GAAP.

a. Purchase accounting (merger of Union Bank of Switzerland and Swiss Bank Corporation)

Under IAS, the Group accounted for the 1998 merger of Union Bank of Switzerland and Swiss Bank Corporation under the uniting of interests method. The balance sheets and income statements of the banks were combined, and no adjustments were made to the carrying values of the assets and liabilities. Under US GAAP, the business combination creating UBS AG is accounted for under the purchase method with Union Bank of Switzerland being considered the acquirer. Under the purchase method, the cost of acquisition is measured at fair value and the acquirer’s interests in identifiable tangible assets and liabilities of the acquiree are restated to fair values at the date of acquisition. Any excess consideration paid over the fair value of net tangible assets acquired is allocated, first to identifiable intangible assets based on their fair values, if determinable, with the remainder allocated to goodwill.

Goodwill

Under US GAAP until 31 December 2001, goodwill acquired before 30 June 2001 is capitalized and amortized over its estimated useful life with adjustments for any impairment.
    For US GAAP purposes, the excess of the consideration paid for Swiss Bank Corporation over the fair value of the net tangible assets received has been recorded as goodwill and is being amortized on a straight line basis over a weighted average life of 13 years from 29 June 1998.
    Upon the adoption of Statement of Financial Accounting Standard (SFAS) 142, “Goodwill and Other Intangible Assets”, on 1 January 2002, the amortization of goodwill will no longer be recorded under US GAAP. Instead, goodwill will be subject to an annual impairment test, with any decrease in value recorded in the Income statement. Refer to section l of this note, “Recently issued accounting standards” for a more detailed discussion of SFAS 142.
    In 2001 and 2000, goodwill recorded under US GAAP was reduced by CHF 53 million and CHF 211 million respectively, due to recognition of deferred tax assets of Swiss Bank Corporation which had previously been subject to valuation reserves.

Other purchase accounting adjustments

The restatement of Swiss Bank Corporation’s net assets to fair value in 1998 resulted in decreasing net tangible assets by CHF 1,077 million for US GAAP. This amount is being amortized over periods ranging from two years to 20 years.

b. Harmonization of accounting policies

The business combination of Union Bank of Switzerland and Swiss Bank Corporation was accounted for under the uniting of interests method under IAS. Under the uniting of interests method of accounting, a single uniform set of accounting policies was adopted and applied to all periods presented. This resulted in a restatement of 1997 Shareholders’ equity and Net loss.
    US GAAP requires that accounting changes be recorded in the Income statement in the period the change is made. For US GAAP, the accounting policy harmonization recorded under IAS for 1997 was reversed, and the impact of the accounting changes was recorded in 1998.

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

    Under US GAAP, the criteria for establishing restructuring provisions were more stringent than under IAS prior to 2000. For US GAAP, the aggregate CHF 7,300 million restructuring provision was reversed. As a result of the business combination with Swiss Bank Corporation and the decision to combine and streamline certain activities of the banks for the purpose of reducing costs and improving efficiencies, Union Bank of Switzerland recognized a restructuring provision of CHF 1,575 million during 1998 for US GAAP. CHF 759 million of this provision related to estimated costs for restructuring the operations and activities of Swiss Bank Corporation, and that amount was recorded as a liability of the acquired business. The remaining CHF 816 million of estimated costs were charged to restructuring expense during 1998. The US GAAP restructuring provision was increased by CHF 600 million and CHF 130 million in 1999 and 2000, respectively.
    During 2001, CHF 112 million restructuring costs were expensed as incurred under US GAAP. These costs were already part of the restructuring provision under IAS, but were not eligible for recognition under US GAAP until 2001. The restructuring plan was completed and the remaining balance of the US GAAP restructuring provision was used substantially in accordance with previously disclosed plans. At 31 December 2001, the restructuring provision for both IAS and US GAAP has been fully utilized.

d. Derivative instruments held or issued for hedging activities

Prior to 1 January 2001, the Group applied no hedge accounting for US GAAP. As a result, all derivative instruments were carried on the balance sheet at fair value, with changes in fair value recorded in the Income statement. Under IAS, the Group accounted for derivative instruments hedging non-trading positions in the Income statement using the accrual or deferral method, which was the same as the accounting methodology applied to the underlying item hedged.
    On 1 January 2001, the Group adopted IAS 39 for its IAS financial statements (see Note 1: Summary of Significant Accounting Policies) and SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” for its US GAAP financial statements. These standards introduce new rules for the accounting and reporting of derivative instruments, including certain derivative instruments embedded in other contracts, and of hedging activities. The adoption of SFAS 133 did not result in any transition items for the Group on 1 January 2001 as the Group previously did not apply hedge accounting under US GAAP.
    Under IAS 39, the Group is permitted to hedge interest rate risk based on forecasted cash inflows and outflows on a group basis. For this purpose, the Group accumulates information about financial assets, financial liabilities, and forward commitments which is then used to estimate and aggregate cash flows and to schedule the future periods in which these cash flows are expected to occur. Appropriate derivative instruments are then used to hedge the estimated future cash flows. SFAS 133 does not permit hedge accounting for hedges of future cash flows determined by this methodology. Accordingly, for US GAAP such items continue to be carried at fair value with changes in fair value recognized in Net trading income.
    Since 1 January 2001, the Group’s hedging relationships have been treated the same under both IAS and US GAAP, except for hedges of interest rate risk of forecasted cash flows on a group basis as mentioned in the previous paragraph.
    In addition, amounts deferred under previous hedging relationships that now do not qualify as hedges under IAS 39 are being amortized against IAS net profit over the remaining life of the hedging relationship. Such amounts have been reversed for US GAAP as they have never been treated as hedges.

e. Financial investments (prior to the adoption of IAS 39)

Prior to the adoption of IAS 39 on 1 January 2001, financial investments were classified as either current investments or long-term investments under IAS. The Group considered current financial investments to be held for sale and carried at lower of cost or market value (“LOCOM”). The Group accounted for long-term financial investments at cost, less any permanent impairments. Under US GAAP, the Group’s financial investments are classified as available for sale (debt and marketable equity

UBS Group Financial Statements
Notes to the Financial Statements

securities), and are carried at fair value with changes in fair value recorded in Other comprehensive income. Gains and losses are recognized in Net profit in the period sold, and losses are recognized in the period of permanent impairment. For the IAS to US GAAP reconciliation, debt and marketable equity securities were adjusted from LOCOM to fair value and classified as available for sale investments. Unrealized gains or unrealized losses relating to these investments were recorded in Other comprehensive income.

f. Financial investments and private equity (after the adoption of IAS 39)

With the adoption of IAS 39 on 1 January 2001, the accounting for financial investments classified as available for sale is now generally the same under IAS and US GAAP. Two exceptions exist, however: 1) private equity investments and non-marketable equity financial investments, which are classified as available for sale and carried at fair value under IAS, continue to be valued at cost less other than temporary impairments under US GAAP; and 2) write-downs on impaired assets can be fully or partially reversed under IAS if the value of the impaired assets increases. Such reversals of impairment write-downs are not allowed under US GAAP. There were no significant reversals under IAS in 2001.
    The opening adjustment and subsequent changes in fair value recorded in Unrealized gains/losses on available for sale investments related to private equity investments and non-marketable equity financial investments due to the implementation of IAS 39 on 1 January 2001 have been reversed under US GAAP to reflect the difference between the two standards in measuring such investments.

g. Retirement benefit plans

Under IAS, the Group recognizes pension expense based on a specific method of actuarial valuation used to determine the projected plan liabilities for accrued service, including future expected salary increases, and expected return on plan assets. Plan assets are recorded at fair value and are held in a separate trust to satisfy plan liabilities. Under IAS the recognition of a prepaid asset is subject to certain limitations, and any unrecognized prepaid asset is recorded as pension expense.
    Under US GAAP, pension expense is based on the same actuarial method of valuation of liabilities and assets as under IAS. Differences in the amounts of expense and liabilities (or prepaid assets) exist due to different transition date rules, stricter provisions for recognition of a prepaid asset, and the treatment of the 1998 merger of Union Bank of Switzerland and Swiss Bank Corporation.
    In addition, under US GAAP, if the fair value of plan assets falls below the accumulated benefit obligation (current value of accrued benefits without allowance for future salary increases), an additional minimum liability must be shown in the balance sheet. If an additional minimum liability is recognized, an equal amount will be recognized as an intangible asset up to the amount of any unrecognized past service cost. Any amount not recognized as an intangible asset is reported in Other comprehensive income. In order to record the net additional minimum liability required under US GAAP in 2001, UBS booked a pre-tax adjustment to the liability of CHF 306 million, of which CHF 3 million was recognized in intangible assets and CHF 303 million in Other comprehensive income. In 2000, no adjustment was required.

h. Other employee benefits

Under IAS, the Group has recorded expenses and liabilities for post-retirement medical and life insurance benefits, determined under a methodology similar to that described above under retirement benefit plans.
    Under US GAAP, expenses and liabilities for post-retirement medical and life insurance benefits are determined under the same methodology as under IAS. Differences in the levels of expenses and liabilities have occurred due to different transition date rules and the treatment of the merger of Union Bank of Switzerland and Swiss Bank Corporation under the purchase method.

i. Equity participation plans

IAS does not specifically address the recognition and measurement requirements for equity participation plans.
    US GAAP permits the recognition of compensation cost on the grant date for the estimated fair value of equity instruments issued (SFAS 123) or based on the intrinsic value of equity instruments issued (Accounting Principles Board

“APB” No. 25), with the disclosure of the pro forma effects of equity participation plans on net profit and earnings per share, as if the fair value had been recorded on the grant date. Under IAS, the Group recognizes only intrinsic values at the grant date with subsequent changes in value not recognized. Under US GAAP, the Group applies the APB No. 25 intrinsic value method, which requires adjustments to intrinsic values subsequent to the grant date in certain circumstances.

    The shares and other diversified instruments of the Group’s equity participation plans are held in trusts on behalf of the participants. Certain of these trusts are recorded on the Group’s balance sheet for US GAAP presentation, the effect of which is to increase assets by CHF 1,485 million and CHF 1,419 million, liabilities by CHF 1,607 million and CHF 1,559 million, and decrease shareholders’ equity by CHF 122 million and CHF 140 million (for UBS AG shares held by the trusts which are treated as treasury shares) at 31 December 2001 and 2000 respectively.
    For US GAAP, certain of the Group’s option awards have been determined to be variable pursuant to APB No. 25, primarily because they may be settled in cash or because the Group has offered to hedge the value of the award. The effect of applying variable accounting to these option awards in the US GAAP reconciliation for the years ended 31 December 2001, 2000 and 1999, is a CHF 30 million decrease in compensation expense, CHF 85 million increase in compensation expense and CHF 41 million increase in compensation expense, respectively. In addition, certain of the Group’s equity participation plans required a new expense measurement date due to diversification or cash settlement of awards. Additional expense was also recorded related to the consolidation of the trusts in the US GAAP Balance sheet and for social tax payments on exercised options recorded directly in Shareholders’ equity for IAS. For US GAAP, the net effect of these transactions is an increase to expense of CHF 41 million, CHF 82 million and CHF 8 million for the years ended 31 December 2001, 2000 and 1999, respectively.

j. Software capitalization

Under IAS, effective 1 January 2000, certain costs associated with the acquisitions or development of internal use software must be capitalized. Once the software is ready for its intended use, the costs capitalized are amortized to the Income statement over the estimated life of the software. Under US GAAP, the same principle applies, however this standard was effective 1 January 1999. For US GAAP, the costs associated with the acquisition or development of internal use software that met the US GAAP software capitalization criteria in 1999 have been reversed from Operating expenses and amortized over a life of two years from the time that the software is ready for its intended use. From 1 January 2000, the only remaining reconciliation item is the amortization of software capitalized in 1999 for US GAAP purposes. This amount will be fully amortized by 31 December 2002, and there will no longer be a difference between IAS and US GAAP.

k. IAS 39 opening retained earnings adjustment

With the adoption of IAS 39 on 1 January 2001, an opening adjustment was made to reduce Retained earnings by CHF 61 million, consisting of CHF 19 million reflecting the impact of the new hedge accounting rules and CHF 42 million reflecting the impact of remeasuring assets to either amortized cost or fair value as required under the standard. For US GAAP purposes, the first adjustment was not required (because all derivatives were previously recorded in the Income statement) and was reversed, and the second adjustment was recorded in the Income statement.

l. Recently issued US accounting standards

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS 141, “Business Combinations” and SFAS 142, “Goodwill and Intangible Assets”.
    SFAS 141 requires, among other things, that all business combinations initiated after 30 June 2001 be accounted for using the purchase method. The pooling of interests method has been eliminated. This new standard has no impact on these financial statements.
    UBS is required to adopt SFAS 142 from 1 January 2002, except for goodwill and intangible assets acquired in a business combination initiated after 30 June 2001. Any such acquisition will be subject to the rules of SFAS 142 at the acquisition date. The standard requires that goodwill and intangible assets with indefi-

UBS Group Financial Statements
Notes to the Financial Statements

nite lives no longer be amortized, but be tested annually for impairment. Identifiable intangible assets with finite lives will continue to be amortized.

    The adoption of SFAS 142 is expected to have a material impact on the Group’s Income statement and Shareholders’ equity in accordance with US GAAP. Upon adoption, the US GAAP amortization charge related to the 1998 business combination of Union Bank of Switzerland and Swiss Bank Corporation (CHF 1.7 billion for 2001) will cease to be recorded. Under IAS, this charge was never recorded because of a different method of accounting for the business combination.
    In addition, the introduction of SFAS 142 may result in two new reconciling items: 1) Intangible assets on the IAS Balance sheet with a book value of CHF 1.8 billion at 31 December 2001 may be reclassified to goodwill for US GAAP. 2) The amortization of IAS goodwill and the intangible assets reclassified to goodwill for US GAAP (CHF 1.1 billion in 2001) will be reversed. From 1 January 2002, the goodwill balance in the US GAAP Balance sheet will be maintained at historical amortized cost and will be reviewed annually for impairment.
    In August 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations”. The standard requires companies to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The standard is effective for fiscal years beginning after 15 June 2002. The Group does not expect the adoption of this standard to have a material effect on its financial statements.
    In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which supersedes both SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”, and the accounting and reporting provisions of APB No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. The statement primarily addresses financial accounting and reporting for the impairment or disposal of long-lived assets and is effective for fiscal years beginning after 15 December 2001. In addition, SFAS 144 eliminated the exception to consolidate subsidiaries for which control is likely to be temporary, as previously contained in Accounting Research Bulletin No. 51 “Consolidated Financial Statements” as amended by SFAS 94, “Consolidation of All Majority-Owned Subsidiaries”. The impact of the adoption of SFAS 144 on the Group’s US GAAP reconciliation may be that the unrealized gains and losses on private equity investments disclosed in Gains/losses not recognized in the income statement under IAS would be recorded in Net profit for US GAAP, should the “AICPAAudit and Accounting Guide, Audits of Investment Companies” be adopted. The estimated effect of such adoption would be a cumulative catch-up adjustment which would increase US GAAP Net profit before tax by approximately CHF 660 million at 1 January 2002. Had the Group applied such guidance in the US GAAP reconciliation in 2001, the estimated effect on Net profit before tax would have been a charge of approximately CHF 470 million. See section f of this note and table 40.2 for current treatment of private equity investments under US GAAP. The impact on the Group’s US GAAP reconciliation of SFAS 144 and Investment Company Guide treatment of private equity investments is under further detailed review.

40.2 Reconciliation of IAS Shareholders’ equity and Net profit to US GAAP

		Shareholders' equity		Net profit

	Note 40.1
CHF million	Reference	31.12.01	31.12.00	31.12.01	31.12.00	31.12.99

Amounts determined in accordance with IAS		43,530	44,833	4,973	7,792	6,153

Adjustments in respect of SBC purchase accounting:

Goodwill	a	16,142	17,835	(1,693)	(1,719)	(1,729)

Other purchase accounting adjustments	a	(729)	(808)	79	50	37

Harmonization of accounting policies	b	0	0	0	0	(20)

Restructuring provision	c	0	112	(112)	(238)	(1,598)

Derivative instruments held or issued for hedging activities	d	(188)	(857)	67	(1,353)	(545)

Financial investments (prior to the adoption of IAS 39)	e	0	379	0	28	36

Financial investments and private equity (after the adoption of IAS 39)	f	(709)	0	0	0	0

Retirement benefit plans	g	1,714	1,898	119	59	(19)

Other employee benefits	h	(8)	(16)	8	8	2

Equity participation plans	i	(186)	(311)	(12)	(167)	(47)

Software capitalization	j	60	229	(169)	(160)	389

IAS 39 opening retained earnings adjustments	k	19	0	(42)	0	0

Tax adjustments		(363)	(334)	16	137	178

Total adjustments		15,752	18,127	(1,739)	(3,355)	(3,316)

Amounts determined in accordance with US GAAP		59,282	62,960	3,234	4,437	2,837

40.3 Earnings per share

Under IAS and US GAAP, basic earnings per share (EPS) is computed by dividing income available to common shareholders by the weighted-average common shares outstanding. Diluted EPS includes the determinants of basic EPS and, in addition, gives effect to dilutive potential common shares that were outstanding during the period.

    The computations of basic and diluted EPS for the years ended 31 December 2001, 31 December 2000 and 31 December 1999 are presented in the following table.

	31.12.01			31.12.00			31.12.99

For the year ended	US GAAP		IAS	US GAAP		IAS	US GAAP		IAS

Net profit available for ordinary shares (CHF million)	3,234		4,973	4,437		7,792	2,837		6,153

Net profit for diluted EPS (CHF million)	3,135		4,874	4,423		7,778	2,837		6,153

Weighted average shares outstanding	1,251,180,815	[1]	1,266,038,193	1,198,680,193	[1]	1,209,087,927	1,208,614,215	[1]	1,214,227,446

Diluted weighted average shares outstanding	1,273,720,560	[1]	1,288,577,938	1,215,169,966	[1]	1,225,577,700	1,219,512,225	[1]	1,225,125,456

Basic earnings per share (CHF)	2.58		3.93	3.70		6.44	2.35		5.07

Diluted earnings per share (CHF)	2.46		3.78	3.64		6.35	2.33		5.02

[1]	The difference between the IAS and US GAAP weighted average shares outstanding and diluted weighted average shares outstanding is related to the shares for employee equity participation plans. These shares are held in trusts which are consolidated for US GAAP only and are recorded as treasury shares. Amounts in prior years have been restated for these treasury shares.

UBS Group Financial Statements
Notes to the Financial Statements

Note 40.4 Presentation differences between IAS and US GAAP

In addition to the differences in valuation and income recognition, other differences, essentially related to presentation, exist between IAS and US GAAP. Although there is no impact on IAS and US GAAP reported shareholders’ equity and net profit due to these differences, it may be useful to understand them to interpret the financial statements presented in accordance with US GAAP. The following is a summary of presentation differences that relate to the basic IAS financial statements.

1. Settlement date vs. trade date accounting

The Group’s transactions from securities activities are recorded under IAS on the settlement date for balance sheet and on the trade date for income statement purposes. This results in recording a forward transaction during the period between the trade date and the settlement date. Forward positions relating to trading activities are revalued to fair value and any unrealized profits and losses are recognized in Net profit.
    Under US GAAP, trade date accounting is required for spot purchases and sales of securities. Therefore, all such transactions with a trade date on or before the balance sheet date with a settlement date after the balance sheet date have been recorded at trade date for US GAAP. This has resulted in receivables and payables to broker-dealers and clearing organizations recorded in Other assets and Other liabilities in the US GAAP Balance sheet.

2. Financial investments

Under IAS, the Group’s private equity investments and non-marketable equity financial investments are included in Financial investments. For US GAAP presentation, non-marketable equity financial investments are reclassified to Other assets, and private equity investments are shown separately on the Balance sheet.

3. Securities received as proceeds in a securities for securities lending transaction

In September 2000, the Financial Accounting Standards Board released SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”, a replacement of SFAS No. 125, which revises the standards for accounting for securitizations and other transfers of financial assets and collateral. The Group adopted the standard in accordance with its transition requirements, resulting in certain of its provisions becoming effective in 2000. Additional provisions became effective on 1 April 2001. Under the new provisions, when the Group acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it recognizes the securities received and a corresponding obligation to return them. These securities are separately reflected on the US GAAP balance sheet in the line “Securities received as collateral” on the asset side of the balance sheet. The offsetting liability is included separately in the line “Obligation to return securities received as collateral”.

4. Secured financing without margining

The Group enters into certain specific secured financing transactions that result in a reclassification difference between IAS and US GAAP. Under IAS, they are considered secured financing transactions. Under US GAAP, however, they are considered sale/buyback transactions due to the fact that the contracts do not require margining which is one of the criteria to meet US GAAP secured financing treatment. Due to the different treatment of these transactions under IAS and US GAAP, interest income and expense recorded under IAS must be reclassified to Other income for US GAAP. An additional reclassification on the US GAAP balance sheet is also required which reflects a spot purchase (Trading portfolio assets) and a forward sale transaction (Replacement values), instead of a claim from customers (Cash collateral on securities borrowed) under IAS.

40.5 Consolidated Income Statement

The following is a Consolidated Income Statement of the Group, for the years ended 31 December 2001, 31 December 2000 and 31 December 1999, restated to reflect the impact of valuation and income recognition differences and presentation differences between IAS and US GAAP.

		31.12.01		31.12.00		31.12.99
CHF million
For the year ended	Reference	US GAAP	IAS	US GAAP	IAS	US GAAP	IAS

Operating income

Interest income	a, d, 4	51,975	52,277	51,565	51,745	35,404	35,604

Interest expense	a, 4	(44,178)	(44,236)	(43,584)	(43,615)	(29,660)	(29,695)

Net interest income		7,797	8,041	7,981	8,130	5,744	5,909

Credit loss expense / (recovery)		(498)	(498)	130	130	(956)	(956)

Net interest income after credit loss expense / (recovery)		7,299	7,543	8,111	8,260	4,788	4,953

Net fee and commission income		20,211	20,211	16,703	16,703	12,607	12,607

Net trading income	d, k, 4	8,973	8,802	8,597	9,953	7,174	7,719

Other income	e, 4	534	558	1,514	1,486	3,182	3,146

Total operating income		37,017	37,114	34,925	36,402	27,751	28,425

Operating expenses

Personnel	c, g, h, i, j	19,713	19,828	17,262	17,163	12,483	12,577

General and administrative	c, j	7,631	7,631	6,813	6,765	6,664	6,098

Depreciation of property and equipment	a, b, j	1,815	1,614	1,800	1,608	1,619	1,517

Amortization of goodwill and other intangible assets	a	2,782	1,323	2,152	667	1,835	340

Restructuring costs	c	112	0	191	0	750	0

Total		32,053	30,396	28,218	26,203	23,351	20,532

Operating profit / (loss) before tax and minority interests		4,964	6,718	6,707	10,199	4,400	7,893

Tax expense / (benefit)		1,386	1,401	2,183	2,320	1,509	1,686

Net profit / (loss) before minority interests		3,578	5,317	4,524	7,879	2,891	6,207

Minority interests		(344)	(344)	(87)	(87)	(54)	(54)

Net profit		3,234	4,973	4,437	7,792	2,837	6,153

Note: References above coincide with the discussions in Note 40.1 and Note 40.4. These references indicate which IAS to US GAAP adjustments affect an individual financial statement caption.

UBS Group Financial Statements
Notes to the Financial Statements

40.6 Condensed Consolidated Balance Sheet

The following is a Condensed Consolidated Balance Sheet of the Group, as of 31 December 2001 and 31 December 2000, restated to reflect the impact of valuation and income recognition principles and presentation differences between IAS and US GAAP

		31.12.01		31.12.00

CHF million	Reference	US GAAP	IAS	US GAAP	IAS

Assets

Cash and balances with central banks		20,990	20,990	2,979	2,979

Due from banks	a	27,550	27,526	29,182	29,147

Cash collateral on securities borrowed	4	162,566	162,938	177,857	177,857

Reverse repurchase agreements		269,256	269,256	193,801	193,801

Trading portfolio assets	1, 4	399,577	397,886	318,788	315,588

Positive replacement values	1, 4	73,051	73,447	57,775	57,875

Loans, net of allowance for credit losses	a, d	226,747	226,545	245,214	244,842

Financial investments	e, f, 2	20,676	28,803	10,985	19,583

Securities received as collateral	3	20,119

Accrued income and prepaid expenses	4	7,545	7,554	7,062	7,062

Investments in associates		697	697	880	880

Property and equipment	a, j	9,276	8,695	9,692	8,910

Intangible assets and goodwill	a, g	33,765	19,085	35,726	19,537

Private equity investments	2	6,069		6,658

Other assets	d, g, h, i, 1, 2	36,972	9,875	27,955	9,491

Total assets		1,314,856	1,253,297	1,124,554	1,087,552

Liabilities

Due to banks		106,531	106,531	82,240	82,240

Cash collateral on securities lent		30,317	30,317	23,418	23,418

Repurchase agreements		368,620	368,620	295,513	295,513

Trading portfolio liabilities	1	108,924	105,798	87,832	82,632

Obligation to return securities received as collateral	3	20,119

Negative replacement values	1,4	71,018	71,443	75,423	75,923

Due to customers	a, d	333,766	333,781	310,686	310,679

Accrued expenses and deferred income		17,289	17,289	21,038	21,038

Debt issued	a, d, k	156,462	156,218	129,750	129,635

Other liabilities	a, c, d, e, g, h, i, 1	38,416	15,658	32,809	18,756

Total liabilities		1,251,462	1,205,655	1,058,709	1,039,834

Minority interests		4,112	4,112	2,885	2,885

Total shareholders’ equity		59,282	43,530	62,960	44,833

Total liabilities, minority interests and shareholders’ equity		1,314,856	1,253,297	1,124,554	1,087,552

Note: References above coincide with the discussions in Note 40.1 and Note 40.4. These references indicate which IAS to US GAAP adjustments affect an individual financial statement caption.

40.7 Comprehensive Income

Comprehensive income is defined as the change in Shareholders’ equity excluding transaction with shareholders. Comprehensive income has two major components: Net profit, as reported in the income statement, and Other comprehensive income. Other comprehensive income includes such items as foreign currency translation, unrealized gains/losses on available for sale securities, unrealized gains/losses on changes in fair value of derivative instruments designated as cash flow hedges and additional minimum pension liability. The components and accumulated other comprehensive income amounts for the years ended 31 December 2001, 31 December 2000 and 31 December 1999 are as follows:

		Unrealized	Unrealized	Additional	Accumulated
	Foreign	gains /(losses)	gains /(losses)	minimum	other
	currency	on available for	on cash flow	pension	comprehensive	Comprehensive
CHF million	translation	sale securities	hedges	liability	income	income

Balance, 1 January 1999	(456)	85			(371)

Net Profit						2,837

Other comprehensive income:

Foreign currency translation	14				14

Unrealized gains on available for sale investments arising during the year, net of CHF 18 million tax		74			74

Reclassification adjustment for gains on available for sale investments realized in net profit, net of CHF 40 million tax		(143)			(143)	(55)

Comprehensive income						2,782

Balance, 31 December 1999	(442)	16			(426)

Net profit						4,437

Other comprehensive income:

Foreign currency translation	(245)				(245)

Unrealized gains on available for sale investments arising during the year, net of CHF 152 million tax		456			456

Reclassification adjustment for gains on available for sale investments realized in net profit, net of CHF 40 million tax		(121)			(121)	90

Comprehensive income						4,527

Balance, 31 December 2000	(687)	351			(336)

Net profit						3,234

Other comprehensive income:

Foreign currency translation	(82)				(82)

Unrealized gains on available for sale investments arising during the year, net of CHF 27 million tax		109			109

Reclassification adjustment for gains on available for sale investments realized in net profit, net of CHF 26 million tax		(104)			(104)

Unrealized gains on cash flow hedges arising during the year, net of CHF 1 million tax			4		4

Reclassification adjustment for losses on cash flow hedges realized in net profit, net of CHF 1 million tax			3		3

Additional minimum pension liability				(303)	(303)	(373)

Comprehensive income						2,861

Balance, 31 December 2001	(769)	356	7	(303)	(709)

UBS Group Financial Statements
Notes to the Financial Statements

Note 41 Additional Disclosures Required under US GAAP and
SEC Rules

41.1 Financial investments

See Note 13 for additional information on financial investments. The following table summarizes the Group’s financial investments at 31 December 2000:

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value

31 December 2000

Money market paper	4,162	0	0	4,162

Equity securities[1]	1,147	447	6	1,588

Debt securities issued by the Swiss national government and agencies	34	2	0	36

Debt securities issued by Swiss local governments	46	1	1	46

Debt securities issued by foreign governments and official institutions	4,852	7	3	4,856

Corporate debt securities	1,139	5	1	1,143

Mortgage-backed securities	47	0	0	47

Other debt securities	88	4	0	92

Total	11,515	466	11	11,970

[1]	The LOCOM value of the equity securities as reported in Note 13 is adjusted to cost basis for the purpose of the fair value calculation.

Proceeds from sales and maturities of investment securities available for sale during the year ended 31 December 2000 were CHF 325 million. On those sales gross gains of CHF 162 million and gross losses of CHF 1 million were realized in 2000 in the income statement.

Note 41.2 Sales of Financial Assets in Securitizations

During the year ended 31 December 2001, the Group securitized (i.e., transformed owned financial assets into securities through sales transactions) residential mortgage loans and securities, commercial mortgage loans and other financial assets, acting as lead or co-manager. The Group’s continuing involvement in these transactions was primarily limited to the temporary retention of various security interests. Proceeds received at the time of securitization from residential mortgage, commercial mortgage and other financial asset securitizations were CHF 67.6 billion, CHF 4.1 billion and CHF 2.8 billion, respectively. Related pre-tax gains recognized, including unrealized gains on retained interests, at the time of securitization were CHF 112.9 million, CHF 129.7 million and CHF 20.6 million, respectively. During 2000, the Group did not engage in significant securitization transactions involving the transfer of its financial assets. A significant portion of the securitization activities conducted in 2001 were derived from businesses acquired in the purchase of Paine Webber Group Inc. in November 2000.

    At 31 December 2001, the Group retained CHF 6.8 billion in residential mortgage securities, backed by the Government National Mortgage Association (GNMA), the Federal National Mortgage Association (FNMA) and the Federal Home Loan Mortgage Corporation (FHLMC), and CHF 1.6 billion in other residential mortgage securities. These retained interests are generally valued using observable market prices. Retained interests in commercial mortgage and other securities were not material at 31 December 2001.

Note 41.3 Supplemental Guarantor Information

Guarantee of PaineWebber Securities

Following the acquisition of Paine Webber Group, Inc., UBS AG made a full and unconditional guarantee of the publicly traded debt and trust preferred securities of PaineWebber. Prior to the acquisition, PaineWebber was an SEC registrant. Upon the acquisition, PaineWebber was merged into UBS Americas Inc., a wholly owned subsidiary of UBS AG. The following is summarized consolidating financial information segregating UBS AG Parent Bank, UBS Americas Inc. and UBS AG’s other non-guarantor subsidiaries as required by SEC regulation S-X Rule 3 - 10 “Financial statement requirements for guarantors”.
    The information presented in this note is prepared in accordance with IAS and should be read in conjunction with the consolidated financial statements of the Group of which this information is a part. At the bottom of each column, Net profit and Shareholders’ equity has been reconciled to US GAAP. See Note 40 for a detailed reconciliation of the IAS financial statements to US GAAP for the Group on a consolidated basis.

Supplemental Guarantor Consolidating Income Statement

CHF million	UBS AG	UBS		Consolidating
For the year ended 31 December 2001	Parent Bank[1]	Americas Inc.	Subsidiaries	Entries	UBS Group

Operating income

Interest income	33,997	5,303	23,667	(10,690)	52,277

Interest expense	(26,979)	(5,724)	(22,223)	10,690	(44,236)

Net interest income	7,018	(421)	1,444	0	8,041

Credit loss expense	(471)	(15)	(12)	0	(498)

Net interest income after credit loss expense	6,547	(436)	1,432	0	7,543

Net fee and commission income	7,689	5,587	6,935	0	20,211

Net trading income	5,643	870	2,289	0	8,802

Income from subsidiaries	(21)	0	0	21	0

Other income	1,182	39	(663)	0	558

Total operating income	21,040	6,060	9,993	21	37,114

Operating expenses

Personnel expenses	9,388	5,178	5,262	0	19,828

General and administrative expenses	3,891	1,853	1,887	0	7,631

Depreciation of property and equipment	1,147	181	286	0	1,614

Amortization of goodwill and other intangible assets	155	808	360	0	1,323

Total operating expenses	14,581	8,020	7,795	0	30,396

Operating profit/(loss) before tax and minority interests	6,459	(1,960)	2,198	21	6,718

Tax expense/(benefit)	1,486	(477)	392	0	1,401

Net profit before minority interests	4,973	(1,483)	1,806	21	5,317

Minority interests	0	0	(344)	0	(344)

Net profit/(loss)	4,973	(1,483)	1,462	21	4,973

Net profit/(loss) US GAAP[2]	2,869	(1,519)	1,884	0	3,234

[1]	UBS AG Parent Bank prepares its financial statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IAS.

[2]	Refer to Note 40 for a description of the differences between IAS and US GAAP.

UBS Group Financial Statements
Notes to the Financial Statements

Supplemental Guarantor Consolidating Balance Sheet

CHF million	UBS AG	UBS		Consolidating	UBS
At 31 December 2001	Parent Bank[1]	Americas Inc.	Subsidiaries	Entries	Group

Assets

Cash and balances with central banks	20,215	0	775	0	20,990

Due from banks	70,265	17,819	85,139	(145,697)	27,526

Cash collateral on securities borrowed	29,134	35,723	140,668	(42,587)	162,938

Reverse repurchase agreements	180,103	40,857	168,685	(120,389)	269,256

Trading portfolio assets	206,899	7,604	183,383	0	397,886

Positive replacement values	75,218	457	11,030	(13,258)	73,447

Loans, net of allowance for credit losses	263,128	20,870	20,226	(77,679)	226,545

Financial investments	18,807	2,523	7,473	0	28,803

Accrued income and prepaid expenses	3,231	1,834	3,973	(1,484)	7,554

Investments in associates	14,537	837	61	(14,738)	697

Property and equipment	6,310	838	1,547	0	8,695

Goodwill and other intangible assets	114	14,971	4,000	0	19,085

Other assets	4,353	3,885	3,963	(2,326)	9,875

Total assets	892,314	148,218	630,923	(418,158)	1,253,297

Liabilities

Due to banks	111,963	43,875	96,390	(145,697)	106,531

Cash collateral on securities lent	22,461	22,491	27,952	(42,587)	30,317

Repurchase agreements	113,288	39,112	336,609	(120,389)	368,620

Trading portfolio liabilities	56,082	1,550	48,166	0	105,798

Negative replacement values	75,417	405	8,879	(13,258)	71,443

Due to customers	354,580	21,893	34,987	(77,679)	333,781

Accrued expenses and deferred income	9,129	4,347	5,297	(1,484)	17,289

Debt issued	96,045	8,234	51,939	0	156,218

Other liabilities	10,549	2,217	5,218	(2,326)	15,658

Total liabilities	849,514	144,124	615,437	(403,420)	1,205,655

Minority interests	0	0	4,112	0	4,112

Total shareholders’ equity	42,800	4,094	11,374	(14,738)	43,530

Total liabilities, minority interests and shareholders’ equity	892,314	148,218	630,923	(418,158)	1,253,297

Total shareholders’ equity – US GAAP[2]	59,178	3,620	11,222	(14,738)	59,282

[1]	UBS AG Parent Bank prepares its financial statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IAS.

[2]	Refer to Note 40 for a description of the differences between IAS and US GAAP.

Supplemental Guarantor Consolidating Cash Flow Statement

CHF million	UBS AG	UBS
For the year ended 31 December 2001	Parent Bank[1]	Americas Inc.	Subsidiaries	UBS Group

Net cash flow from/(used in) operating activities	10,243	85	2,545	12,873

Cash flow (used in)/from investing activities

Investments in subsidiaries and associates	(44)	(54)	(369)	(467)

Disposal of subsidiaries and associates	95	0	0	95

Purchase of property and equipment	(1,316)	(295)	(410)	(2,021)

Disposal of property and equipment	191	137	52	380

Net (investment)/divestment in financial investments	(5,514)	(269)	13	(5,770)

Net cash flow (used in)/from investing activities	(6,588)	(481)	(714)	(7,783)

Cash flow (used in) / from financing activities

Net money market paper issued	16,263	(6)	7,969	24,226

Net movements in treasury shares and treasury share contract activity	(6,038)	0	0	(6,038)

Capital issuance	12	0	0	12

Capital repayment by par value reduction	(683)	0	0	(683)

Issuance of long-term debt	15,044	208	2,981	18,233

Repayment of long-term debt	(15,861)	(1,260)	(1,356)	(18,477)

Issuance of trust preferred securities	0	0	1,291	1,291

Dividend payments to / and purchase from minority interests	0	0	(461)	(461)

Net activity in investments in subsidiaries	(620)	60	560	0

Net cash flow from/(used in) financing activities	8,117	(998)	10,984	18,103

Effects of exchange rate differences	(164)	(207)	67	(304)

Net increase / (decrease) in cash equivalents	11,608	(1,601)	12,882	22,889

Cash and cash equivalents, beginning of the year	78,248	5,405	9,717	93,370

Cash and cash equivalents, end of the year	89,856	3,804	22,599	116,259

Cash and cash equivalents comprise:

Cash and balances with central banks	20,215	0	775	20,990

Money market paper	54,387	1,521	14,030	69,938

Due from banks maturing in less than three months	15,254	2,283	7,794	25,331

Total	89,856	3,804	22,599	116,259

[1]	UBS AG Parent Bank prepares its financial statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IAS.

Guarantee of other securities

In October 2000, UBS AG, acting through a wholly-owned subsidiary, issued USD 1.5 billion (CHF 2.6 billion at issuance) 8.622% UBS Trust Preferred securities. In June 2001, UBS issued an additional USD 800 million (CHF 1.3 billion at issuance) of such securities (USD 300 million at 7.25% and USD 500 million at 7.247%). UBS AG has fully and unconditionally guaranteed these securities.

UBS Group Financial Statements
Notes to the Financial Statements

Note 41.4 Derivative instruments indexed to UBS shares

US GAAP, like IAS, requires that derivatives indexed to a company’s own stock be recorded as an equity instrument if settlement is required in actual shares or the company has the choice to settle the contract by delivery or receipt of its own shares. If, however, the counterparty may require cash settlement, then the derivative must be classified as an asset or liability, with changes in fair value being recorded in income. Because the Group has no contracts for which the accounting treatment under US GAAP differs from IAS, there is no reconciling item for these derivative instruments. However, US GAAP also requires disclosure of the amount of income recognized from such derivative instruments.

    UBS Warburg acts as a liquidity provider to the equity futures markets and as a market maker in UBS shares and derivatives. Trading income of CHF 261 million in 2001 and CHF 42 million in 2000 was recorded in both its IAS and US GAAP financial statements from trading in cash settled derivative instruments indexed to UBS shares.

UBS Group Financial Statements
Report of the Group Auditors

Report of the Group Auditors

to the General Meeting of

UBS AG, ZURICH AND BASEL

Mr. Chairman,
Ladies and Gentlemen,

We have audited the accompanying Group balance sheets of UBS AG as of 31 December 2001 and 2000, and the related Group statements of income, cash flows and changes in equity for each of the three years in the period ended 31 December 2001, and notes thereto. These financial statements are the responsibility of the Company's management and the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audits. We confirm that we meet the legal requirements in Switzerland concerning professional qualification and independence.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America, as well as those promulgated by the profession in Switzerland. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the Group financial statements referred to above present fairly, in all material respects, the consolidated financial position of UBS AG as of 31 December 2001 and 2000, and the consolidated results of operations and cash flows for each of the three years in the period ended 31 December 2001, in conformity with International Accounting Standards (“IAS”), and they comply with Swiss Law.

In accordance with Swiss Law, we recommend that the Group financial statements submitted to you be approved.

IAS vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected shareholders' equity as of 31 December 2001 and 2000 and the results of operations for each of the three years in the period ended 31 December 2001 to the extent summarized in Note 40 of the notes to the financial statements.

Basel, 12 February 2002	Ernst & Young Ltd

	Roger K. Perkin	Peter Heckendorn

	Chartered Accountant	lic. oec.

	in charge of the audit	in charge of the audit

Enclosures

UBS AG (Parent Bank) Table of Contents

UBS AG (Parent Bank)

Parent Bank Review	173

Financial Statements	174

Income Statement	174

Balance Sheet	175

Statement of Appropriation of Retained Earnings	175

Notes to the Financial Statements	176

Additional Income Statement Information	177

Net Trading Income	177

Extraordinary Income and Expenses	177

Additional Balance Sheet Information	178

Value Adjustments and Provisions	178

Statement of Shareholders’ Equity	179

Share Capital	179

Off-Balance Sheet and Other Information	180

Assets Pledged or Assigned as Security for Own Obligations, Assets Subject to Reservation of Title	180

Fiduciary Transactions	180

Due to UBS Pension Plans, Loans to Corporate Bodies/Related Parties	180

Report of the Statutory Auditors	181

UBS AG (Parent Bank)
Parent Bank Review

Parent Bank Review

Income Statement

The Parent Bank UBS AG net profit decreased CHF 3,251 million from CHF 7,906 million to CHF 4,655 million.
    Income from investments in associates increased to CHF 1,532 million from CHF 896 million in 2000 mainly due to higher distribution received.
    Sundry expense from ordinary activities was CHF 139 million, down from CHF 614 million in 2000. This was mainly due to lower net write-down of financial investments.
    Allowances, provisions and losses were CHF 1,140 million up from CHF 345 million in 2000 mainly caused by higher credit loss expenses. This variance is discussed in more detail in the Group Financial Statements.
    Extraordinary income contains CHF 87 million (2000: CHF 496 million) from the sale of former subsidiaries.

Balance Sheet

Total assets increased by CHF 81 billion to CHF 1,016 billion by 31 December 2001. This movement is impacted by increased trading related assets where mainly trading balances in securities and precious metals and positive replacement values have increased. Liquid assets have significantly increased due to deposits with the Bank of Japan.

UBS AG (Parent Bank)
Financial Statements

Financial Statements

Income Statement

CHF million			% change from
For the year ended	31.12.01	31.12.00	31.12.00

Interest and discount income	38,056	40,375	(6)

Interest and dividend income from financial investments	185	93	99

Interest expense	(31,444)	(32,161)	(2)

Net interest income	6,797	8,307	(18)

Credit-related fees and commissions	291	292	0

Fee and commission income from securities and investment business	8,232	9,574	(14)

Other fee and commission income	524	492	7

Fee and commission expense	(1,176)	(1,229)	(4)

Net fee and commission income	7,871	9,129	(14)

Net trading income	5,015	7,378	(32)

Net income from disposal of financial investments	15	785	(98)

Income from investments in associated companies	1,532	896	71

Income from real estate holdings	54	41	32

Sundry income from ordinary activities	1,183	380	211

Sundry ordinary expenses	(139)	(614)	(77)

Other income from ordinary activities	2,645	1,488	78

Operating income	22,328	26,302	(15)

Personnel expenses	9,443	10,292	(8)

General and administrative expenses	4,869	5,405	(10)

Operating expenses	14,312	15,697	(9)

Operating profit	8,016	10,605	(24)

Depreciation and write-offs on investments in associated companies and fixed assets	1,650	1,623	2

Allowances, provisions and losses	1,140	345	230

Profit before extraordinary items and taxes	5,226	8,637	(39)

Extraordinary income	95	650	(85)

Extraordinary expenses	7	20	(65)

Tax expense / (benefit)	659	1,361	(52)

Profit for the period	4,655	7,906	(41)

Balance Sheet

				% change from
CHF million	31.12.01	31.12.00		31.12.00

Assets

Liquid assets	20,215	2,242		802

Money market paper	54,384	61,152		(11)

Due from banks	252,226	243,911		3

Due from customers	173,690	175,255		(1)

Mortgage loans	117,706	117,830		0

Trading balances in securities and precious metals	185,306	155,342		19

Financial investments	17,253	12,133		42

Investments in associated companies	11,331	10,587		7

Tangible fixed assets	5,624	5,949		(5)

Accrued income and prepaid expenses	3,231	3,239		0

Positive replacement values	171,798	141,516		21

Other assets	3,725	6,242		(40)

Total assets	1,016,489	935,398		9

Total subordinated assets	1,894	805		135

Total amounts receivable from Group companies	213,954	187,724		14

Liabilities

Money market paper issued	52,604	36,340		45

Due to banks	303,036	294,440	[1]	3

Due to customers on savings and deposit accounts	67,664	68,069		(1)

Other amounts due to customers	288,684	263,459		10

Medium-term note issues	5,213	5,408		(4)

Bond issues and loans from central mortgage institutions	65,471	42,731		53

Accruals and deferred income	8,707	11,230		(22)

Negative replacement values	172,469	155,059		11

Other liabilities	5,795	8,073	[1]	(28)

Value adjustments and provisions	3,959	7,817		(49)

Share capital	3,589	4,444		(19)

General statutory reserve	14,507	18,047		(20)

Reserve for own shares	3,253	4,007		(19)

Other reserves	16,883	8,361		102

Profit brought forward		7		(100)

Profit for the period	4,655	7,906		(41)

Total liabilities	1,016,489	935,398		9

Total subordinated liabilities	16,444	15,302		7

Total liabilities to Group companies	126,182	142,263		(11)

[1]	Reclassification of CHF 65,512 million trading liabilities from Other liabilities to Due to banks.

Statement of Appropriation of Retained Earnings

CHF million

The Board of Directors proposes to the Annual General Meeting the following appropriation:

Profit for the financial year 2001 as per the Parent Bank’s Income Statement	4,655

Appropriation to other reserves	4,655

Par Value Repayment

The Board of Directors proposes to repay CHF 2.00 of the par value of each CHF 2.80 share, instead of distributing a dividend. This repayment would reduce the share capital by CHF 2,517 million, as at 31 December 2001, and reduce the par amount per share to CHF 0.80. The repayment of CHF 2.00 of the par value would be made on 10 July 2002 to those shareholders who hold UBS shares on 5 July 2002.

UBS AG (Parent Bank)
Notes to the Financial Statements

Notes to the Financial Statements

Accounting and Valuation Principles

The Parent Bank’s accounting and valuation policies are in compliance with Swiss banking law. The accounting and valuation policies are prinicipally the same as for the Group Financial Statements outlined in Note 1: Summary of Significant Accounting Policies. Major differences between the Swiss banking law requirements and International Accounting Standards are described in Note 39 to the Group Financial Statements.

    In addition, the following principles are applied for the Parent Bank:

Treasury shares

Treasury shares is the term used to describe when an enterprise holds its own equity instruments. Under IAS, treasury shares are presented in the balance sheet as a deduction from equity. No gain or loss is recognized in the income statement on the sale, issuance, acquisition, or cancellation of those shares. Consideration received or paid is presented in the financial statement as a change in equity.
    Under Swiss law, treasury shares are classified in the balance sheet as trading balances or as financial assets, short positions are included in Due to banks. Realized gains and losses on the sale, issuance or acquisition of treasury shares, and unrealized gains or losses from remeasurement of treasury shares in the trading portfolio to market value are included in the income statement. Treasury shares included in Financial investments are carried at the lower of cost or market value.

Investments in associated companies

Investments in associated companies are equity interests which are held for the purpose of the Parent Bank’s business activities or for strategic reasons. They are carried at cost less valuation reserves, if needed.

Property and equipment

Bank buildings and other real estate are carried at cost less accumulated depreciation. Depreciation of computer and telecommunication equipment, other office equipment, fixtures and fittings is recognized on a straight-line basis over the estimated useful lives of the related assets. The useful lives of Property and equipment are summarized in Note 1, Significant Accounting Policies, of the Group Financial Statements.

Extraordinary income and expenses

Certain items of income and expense appear as extraordinary within the Parent Bank Financial Statements, whereas in the Group Financial Statements they are considered to be operating income or expenses and appear within the appropriate income or expense category. These items are separately identified below.

Taxation

Deferred Tax Assets and Deferred Tax Liabilities, except for a few immaterial exceptions, are not recognized in the Parent Bank financial statements. Swiss banking law does not require to recognize deferred taxes.

Additional Income Statement Information

Net Trading Income

CHF million			% change from
For the year ended	31.12.01	31.12.00	31.12.00

Foreign exchange and bank notes	1,629	1,151	42

Bonds and other interest rate instruments	805	88	815

Equities	2,435	6,117	(60)

Precious metals and commodities	146	22	564

Total	5,015	7,378	(32)

Extraordinary Income and Expenses

Extraordinary income contains CHF 87 million (2000: CHF 496 million) from the sale of subsidiaries and CHF 8 million (2000: CHF 15 million) from other disposals. Extraordinary expenses consist mainly of losses of CHF 4 million from the liquidation of investments in subsidiaries. In 2000 losses of CHF 20 million resulted from the sale of tangible fixed assets.

UBS AG (Parent Bank)
Notes to the Financial Statements

Additional Balance Sheet Information

Value Adjustments and Provisions

		Provisions	Recoveries,
		applied in	doubtful
		accordance	interest,	New
		with their	currency	provisions
	Balance at	specified	translation	charged	Balance at
CHF million	31.12.00	purpose	differences	to income	31.12.01

Default risks (credit and country risk)	10,389	(2,976)	252	367	8,032

Other business risks	2,933	(163)	(165)	289	2,894

Capital and income taxes	2,054	(1,634)	(68)	549	901

Other provisions	1,573	(799)	(212)	469	1,031

Total allowance for general credit losses and other provisions	16,949	(5,572)	(193)	1,674	12,858

Allowances deducted from assets	9,132				8,899

Total provisions as per balance sheet	7,817				3,959

Statement of Shareholders’ Equity

			% change from
CHF million	31.12.01	31.12.00	31.12.00

Shareholders’ equity Share capital at beginning of the period	4,444	4,309	3

General statutory reserves	18,047	14,528	24

Reserves for own shares	4,007	3,462	16

Other reserves	8,361	6,356	32

Retained earnings	7,913	6,791	17

Total shareholders’ equity at beginning of the period (before distribution of profit)	42,772	35,446	21

Reduction of share capital	(867)

Capital increase	12	135	(91)

Increase in General statutory reserves	275	215	28

Share premium	(3,815)	3,304

Other allocations[1]	(145)	(1,979)	(93)

Prior-year dividend[2]		(2,255)	(100)

Profit for the period	4,655	7,906	(41)

Total shareholders’ equity at the end of the period (before distribution of profit)	42,887	42,772	0

of which:

Share capital	3,589	4,444	(19)

General statutory reserves	14,507	18,047	(20)

Reserves for own shares	3,253	4,007	(19)

Other reserves	16,883	8,361	102

Retained earnings	4,655	7,913	(41)

[1]	The 31 December 2000 figure includes a partial dividend for the period from 1 January 2000 until 30 September 2000 distributed in the year 2000.

[2]	For the fourth quarter 2000 a par value repayment has been done instead of distributing a final dividend.

Share Capital

	Par value		Ranking for dividends

	No. of shares	Capital in CHF	No. of shares	Capital in CHF

Issued and paid up	1,281,717,499	3,588,808,997	1,258,653,143	3,524,228,800

Conditional share capital	13,017,716	36,449,605

UBS AG (Parent Bank)
Notes to the Financial Statements

Off-Balance Sheet and Other Information

Assets Pledged or Assigned as Security for Own Obligations,
Assets Subject to Reservation of Title

	31.12.01		31.12.00		Change in %

	Book	Effective	Book	Effective	Book	Effective
CHF million	value	liability	value	liability	value	liability

Money market paper	29,893		28,355		5

Mortgage loans	1,239	813	1,565	1,066	(21)	(24)

Securities	5,224		40,649	24,721	(87)	(100)

Total	36,356	813	70,569	25,787	(48)	(97)

Assets are pledged as collateral for securities borrowing and repo transactions, for collateralized credit lines with central banks, loans from mortgage institutions and security deposits relating to stock exchange membership.

Fiduciary Transactions

			% change from
CHF million	31.12.01	31.12.00	31.12.00

Deposits
with other banks	38,978	50,274	(22)

with Group banks	532	682	(22)

Loans and other financial transactions	1,042	403	159

Total	40,552	51,359	(21)

Due to UBS Pension Plans, Loans to Corporate Bodies/Related Parties

			% change from
CHF million	31.12.01	31.12.00	31.12.00

Due to UBS pension plans (including securities borrowed) and UBS securities held by pension plans	1,605	4,644	(65)

Loans to directors, senior executives and auditors[1]	32	36	(11)

[1]	Loans to directors, senior executives and auditors are loans to members of the Board of Directors, the Group Executive Board, the Group Managing Board and the Group’s official auditors under Swiss company law. This also includes loans to companies which are controlled by these natural or legal persons. There are no loans to the auditors.

UBS AG (Parent Bank)
Report of the Statutory Auditors

Report of the statutory auditors

to the General Meeting of

UBS AG, ZURICH AND BASEL

Mr. Chairman,
Ladies and Gentlemen,

As statutory auditors, we have audited the accounting records and the financial statements (income statement, balance sheet and notes) of UBS AG for the year ended 31 December 2001.

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

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with the Swiss Law and the company's articles of association.

We recommend that the financial statements submitted to you be approved.

Basel, 12 February 2002	Ernst & Young Ltd

	Roger K. Perkin	Peter Heckendorn

	Chartered Accountant	lic. oec.

	in charge of the audit	in charge of the audit

Enclosures

Additional Disclosure Required under SEC Regulations Table of Contents

Additional Disclosure Required under SEC Regulations

A	Introduction	185

B	Selected Financial Data	185

	Balance Sheet Data	187

	US GAAP Income Statement Data	188

	US GAAP Balance Sheet Data	189

	Ratio of Earnings to Fixed Charges	189

C	Information on the Company	189

	Property, plant and equipment	189

D	Information Required by Industry Guide 3	190

	Selected statistical information	190

	Average Balances and Interest Rates	190

	Analysis of Changes in Interest Income and Expense	192

	Deposits	194

	Short-term Borrowings	195

	Loans	196

	Loan Maturities	197

	Impaired, Non-performing and Restructured Loans	198

	Cross-Boarder Outstandings	199

	Summary of Movements in Allowances and Provisions for Credit Losses	201

	Allocation of the Allowances and Provisions for Credit Losses	203

	Loss History Statistics	205

A – Introduction

The following pages contain additional disclosure about UBS Group which is required under SEC regulations.

B – Selected Financial Data

UBS’s Financial Statements have been prepared in accordance with International Accounting Standards (IAS) and are denominated in Swiss francs, or CHF, the reporting currency of the Group. Certain financial information has also been presented in accordance with United States Generally Accepted Accounting Principles (US GAAP).

    The tables below set forth, for the periods and dates indicated, information concerning the noon buying rate for the Swiss franc, expressed in United States dollars, or USD, per one Swiss franc. The noon buying rate is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.
    On 28 February 2002 the noon buying rate was 0.5864 USD per 1 CHF.

			Average rate[1]
Year ended 31 December	High	Low	(USD per 1 CHF)	At period end

1997	0.7446	0.6510	0.6890	0.6845

1998	0.7731	0.6485	0.6894	0.7281

1999	0.7361	0.6244	0.6605	0.6277

2000	0.6441	0.5479	0.5912	0.6172

2001	0.6331	0.5495	0.5910	0.5857

Month	High	Low

September 2001	0.6331	0.5859

October 2001	0.6217	0.6021

November 2001	0.6132	0.5985

December 2001	0.6136	0.5907

January 2002	0.6081	0.5814

February 2002	0.5932	0.5833

[1]	The average of the noon buying rates on the last business day of each full month during the relevant period.

Additional Disclosure Required
under SEC Regulations

B – Selected Financial Data (continued)

CHF million, except where indicated
For the year ended	31.12.01	31.12.00	31.12.99	31.12.98	31.12.97

Income statement data

Interest income	52,277	51,745	35,604	37,442	23,669

Interest expense	44,236	43,615	29,695	32,424	16,733

Net interest income	8,041	8,130	5,909	5,018	6,936

Credit loss (expense) / recovery	(498)	130	(956)	(951)	(1,278)

Net interest income after credit loss (expense) / recovery	7,543	8,260	4,953	4,067	5,658

Net fee and commission income	20,211	16,703	12,607	12,626	12,234

Net trading income	8,802	9,953	7,719	3,313	5,491

Other income	558	1,486	3,146	2,241	1,497

Operating income	37,114	36,402	28,425	22,247	24,880

Operating expenses	30,396	26,203	20,532	18,376	18,636

Operating profit before tax	6,718	10,199	7,893	3,871	6,244

Restructuring costs	0	0	0	0	7,000

Tax expense/(benefit)	1,401	2,320	1,686	904	(105)

Minority interests	(344)	(87)	(54)	5	(16)

Net profit	4,973	7,792	6,153	2,972	(667)

Cost / income ratio (%) [1]	80.8	72.2	69.9	79.2	71.2

Cost / income ratio before goodwill (%) [1,2]	77.3	70.4	68.7	77.7	70.7

Per share data (CHF)

Basic earnings per share [3,4]	3.93	6.44	5.07	2.44	(0.53)

Basic earnings per share before goodwill [2,3,4]	4.97	7.00	5.35	2.72

Diluted earnings per share [3,4]	3.78	6.35	5.02	2.40	(0.53)

Diluted earnings per share before goodwill [2,3,4]	4.81	6.89	5.30	2.68

Cash dividends declared per share (CHF) [5]		1.50	1.83	1.67

Cash dividends declared per share (USD) [5]		0.86	1.10	1.10

Dividend payout ratio (%) [5]		23.28	36.18	68.21

Rates of return (%)

Return on shareholders’ equity [6]	11.7	21.5	22.4	10.7

Return on shareholders’ equity before goodwill [2,6]	14.8	23.4	23.6	12.0

Return on average equity	10.4	22.0	18.6	9.0	(2.0)

Return on average assets	0.36	0.7	0.65	0.28	(0.07)

[1]	Operating expenses / operating income before credit loss expense.

[2]	The amortization of goodwill and other intangible assets is excluded from the calculation.

[3]	For EPS calculation, see Note 9 to the Financial Statements.

[4]	The 2000, 1999, 1998 and 1997 share and earnings per share figures have been adjusted for the 3 for 1 share split which took place on 16 July 2001.

[5]	Dividends are normally declared and paid in the year subsequent to the reporting period. In 2000, as part of the arrangements of the acquisition of PaineWebber, a dividend of CHF 1.50 was paid on 5 October 2000 in respect of the nine months ended 30 September 2000. Prior to the merger between Union Bank of Switzerland and Swiss Bank Corporation, each paid dividends in accordance with its own dividend policies. In 2001 a further amount of CHF 1.60 per share was distributed to shareholders in the form of a par value reduction, in respect of 2000. No dividend will be paid out for the year 2001. A par value reduction of CHF 2.00 per share will be paid on 10 July 2002, in respect of 2001, subject to approval by shareholders at the Annual General Meeting.

[6]	Net profit / average shareholders’ equity excluding dividends.

B – Selected Financial Data (continued)

CHF million, except where indicated
As at	31.12.01	31.12.00	31.12.99	31.12.98	31.12.97

Balance sheet data

Total assets	1,253,297	1,087,552	896,556	861,282	1,086,414

Shareholders’ equity	43,530	44,833	30,608	28,794	30,927

Average equity to average assets (%)	3.49	3.17	3.52	3.06	3.40

Market capitalization	105,475	112,666	92,642	90,720

Shares[1]
Registered ordinary shares	1,281,717,499	1,333,139,187	1,292,679,486	1,289,857,836	1,286,174,100

Own shares to be delivered	0	28,447,788	0	0	0

Treasury shares	41,254,951	55,265,349	110,621,142	73,370,094	38,236,224

BIS capital ratios

Tier 1 (%)	11.6	11.7	10.6	9.3	8.3

Total BIS (%)	14.8	15.7	14.5	13.2	12.6

Risk-weighted assets	253,735	273,290	273,107	303,719	345,904

Invested assets (CHF billion)	2,457	2,452 [4]	1,744	1,573

Headcount (full time equivalents) [2]	69,985	71,076	49,058	48,011

Long-term ratings [3]

Fitch, London	AAA	AAA	AAA	AAA

Moody’s, New York	AA2	Aa1	Aa1	Aa1

Standard & Poor’s, New York	AA+	AA+	AA+	AA+

[1]	The 2000, 1999, 1998 and 1997 share figures have been adjusted for the 3 for 1 split which took place on 16 July 2001.

[2]	The Group headcount does not include the Klinik Hirslanden AG headcount.

[3]	See the UBS Handbook 2001/2002, page 10 to 11 for information about the nature of these ratings.

[4]	Restated to reflect the new definition.

Balance Sheet Data

CHF million
As at	31.12.01	31.12.00[1]	31.12.99[1]	31.12.98[1]	31.12.97[1]

Assets

Total assets	1,253,297	1,087,552	896,556	861,282	1,086,414

Due from banks	27,526	29,147	29,907	68,495	66,582

Cash collateral on securities borrowed	162,938	177,857	113,162	91,695	82,656

Reverse repurchase agreements	269,256	193,801	132,391	141,285	216,355

Trading portfolio assets	397,886	315,588	211,932	159,179	210,738

Positive replacement values	73,447	57,875	62,957	90,511	149,538

Loans, net of allowances for credit losses	226,545	244,842	234,858	247,926	270,917

Liabilities

Due to banks	106,531	82,240	76,365	85,716	159,634

Cash collateral on securities lent	30,317	23,418	12,832	19,171	14,140

Repurchase agreements	368,620	295,513	196,914	137,617	191,793

Trading portfolio liabilities	105,798	82,632	54,638	47,033	68,215

Negative replacement values	71,443	75,923	95,786	125,847	170,162

Due to customers	333,781	310,679	279,960	274,850	302,516

Debt issued	156,218	129,635	120,987	102,310	109,864

Shareholders’ equity	43,530	44,833	30,608	28,794	30,927

[1]	Changes have been made to prior year to conform to the current presentation (see Note 1: Summary of Significant Accounting Policies in the Financial Statements).

Additional Disclosure Required
under SEC Regulations

B – Selected Financial Data (continued)

US GAAP Income Statement Data

CHF million
For the year ended	31.12.01	31.12.00	31.12.99	31.12.98

Operating income

Interest income	51,975	51,565	35,404	29,136

Interest expense	(44,178)	(43,584)	(29,660)	(25,773)

Net interest income	7,797	7,981	5,744	3,363

Credit loss (expense) / recovery	(498)	130	(956)	(787)

Net interest income after credit loss (expense) / recovery	7,299	8,111	4,788	2,576

Net fee and commission income	20,211	16,703	12,607	8,925

Net trading income	8,973	8,597	7,174	455

Other income	534	1,514	3,182	725

Total operating income	37,017	34,925	27,751	12,681

Operating expenses

Personnel expenses	19,713	17,262	12,483	7,938

General and administrative expenses	7,631	6,813	6,664	6,259

Depreciation and amortization	4,597	3,952	3,454	2,403

Restructuring costs	112	191	750	1,089

Total operating expenses	32,053	28,218	23,351	17,689

Operating profit / (loss) before tax and minority interests	4,964	6,707	4,400	(5,008)

Tax expense / (benefit)	1,386	2,183	1,509	(1,339)

Net profit / (loss) before minority interests	3,578	4,524	2,891	(3,669)

Minority interests	(344)	(87)	(54)	4

Net profit / (loss)	3,234	4,437	2,837	(3,665)

B – Selected Financial Data (continued)

US GAAP Balance Sheet Data

CHF million
As at	31.12.01	31.12.00[1]	31.12.99[1]	31.12.98[1]

Assets

Total assets	1,314,856	1,124,554	893,525	899,589

Due from banks	27,550	29,182	29,954	68,554

Cash collateral on securities borrowed	162,566	177,857	113,162	91,695

Reverse repurchase agreements	269,256	193,801	132,391	141,285

Trading portfolio assets	399,577	318,788	228,230	178,130

Positive replacement values [2]	73,051	57,775	62,294	90,520

Loans, net of allowances for credit losses	226,747	245,214	235,401	248,657

Intangible assets and goodwill	33,765	35,726	21,428	21,707

Other assets	36,972	27,955	18,717	29,398

Liabilities
Due to banks	106,531	82,240	76,363	85,716

Cash collateral on securities lent	30,317	23,418	12,832	19,127

Repurchase agreements	368,620	295,513	173,840	136,824

Trading portfolio liabilities	108,924	87,832	52,658	47,772

Negative replacement values [2]	71,018	75,423	95,004	125,857

Due to customers	333,766	310,686	279,971	274,861

Accrued expenses and deferred income	17,289	21,038	12,040	11,232

Debt issued	156,462	129,750	120,704	101,973

Shareholders’ equity	59,282	62,960	51,833	54,761

[1] Changes have been made to prior year to conform to the current presentation (see Note 1: Summary of significant Accounting Policies in the Financial Statements).

[2] Positive and negative replacement values represent the fair value of derivative instruments.

Ratio of Earnings to Fixed Charges

The following table sets forth UBS AG’s ratio of earnings to fixed charges, for the periods indicated. Ratios of earnings to combined fixed charges and preferred stock dividends requirements are not presented as there were no preferred share dividends in any of the periods indicated.

For the year ended	31.12.01		31.12.00		31.12.99		31.12.98		31.12.97

IAS	1.14	[1]	1.23	[1]	1.25	[1]	1.11	[1]	0.95	[1,3]

US GAAP	1.10	[1,2]	1.15	[1,2]	1.14	[1,2]	0.80	[1,2]

[1] The ratio is provided using both IAS and US GAAP values, since the ratio is materially different under the two accounting standards. No US GAAP information is provided for 31 December 1997 as a US GAAP reconciliation was not required for that period.

[2] The deficiency in the coverage of fixed charges by earnings before fixed charges at 31 December 1998 was CHF 5,319 million.

[3] The deficiency in the coverage of fixed charges by earnings before fixed charges at 31 December 1997 was CHF 851 million.

C – Information on the Company

Property, plant and equipment

At 31 December 2001, UBS operated about 2000 offices and branches worldwide, of which about 51% were in Switzerland, 10% in the rest of Europe, 37% in the Americas and 2% in Asia.
    28% of the offices and branches in Switzerland were owned directly by UBS with the remainder, along with most of UBS’s offices outside Switzerland, being held under commercial leases.
    These premises are subject to continuous maintenance and upgrading and are considering suitable and adequate for our current and anticipated operations.

Additional Disclosure Required
under SEC Regulations

D – Information Required by Industry Guide 3

Selected statistical information

The tables below set forth selected statistical information regarding the Group’s banking operations extracted from the Financial Statements. Unless otherwise indicated, average balances for the year ended 31 December 2001, 31 December 2000 and 31 December 1999 are calculated from monthly data. Certain prior year balances and figures have been reclassified to conform to current year presentation. The distinction between domestic and foreign is generally based on the booking location. For loans, this method is not significantly different from an analysis based on the domicile of the borrower.

Average Balances and Interest Rates

The following table sets forth average interest-earning assets and average interest-bearing liabilities, along with the average rates, for the years ended 31 December 2001, 2000 and 1999.

	31.12.01			31.12.00			31.12.99

	Average		Average	Average		Average	Average		Average
CHF million, except where indicated	balance	Interest	rate (%)	balance	Interest	rate (%)	balance	Interest	rate (%)

Assets

Due from banks
Domestic	11,753	1,055	9.0	13,366	1,273	9.5	19,451	1,757	9.0

Foreign	15,528	1,823	11.7	16,994	2,280	13.4	28,999	2,739	9.4

Cash collateral on securities borrowed and on reverse repurchase agreements
Domestic	7,868	563	7.2	8,383	558	6.7	3,265	117	3.6

Foreign	474,295	17,774	3.7	348,395	18,530	5.3	223,962	11,305	5.0

Trading portfolio assets
Domestic	12,940	307	2.4	20,800	244	1.2	38,372	72	0.2

Foreign	333,576	16,225	4.9	256,605	11,598	4.5	159,327	5,526	3.5

Loans
Domestic	177,404	8,017	4.5	181,646	10,985	6.0	200,111	8,750	4.4

Foreign	72,176	3,090	4.3	67,528	3,813	5.6	58,634	3,485	5.9

Financial investments
Domestic	4,598	90	2.0	3,440	105	3.1	2,761	101	3.7

Foreign	39,252	363	0.9	22,529	297	1.3	17,153	143	0.8

Net interest on swaps		2,970			2,062			1,609

Total interest-earning assets	1,149,390	52,277	4.5	939,686	51,745	5.5	752,035	35,604	4.7

Non-interest-earning assets
Positive replacement values	153,687			135,762			146,036

Fixed assets	13,376			9,660			8,824

Other	46,954			32,925			34,957

Total average assets	1,363,407			1,118,033			941,852

D – Information Required by Industry Guide 3 (continued)

Average Balances and Interest Rates (continued)

	31.12.01			31.12.00			31.12.99

	Average		Average	Average		Average	Average		Average
CHF million, except where indicated	balance	Interest	rate (%)	balance	Interest	rate (%)	balance	Interest	rate (%)

Liabilities and Equity

Due to banks

Domestic	36,260	1,424	3.9	31,133	2,397	7.7	37,581	3,254	8.7

Foreign	61,642	3,506	5.7	57,258	3,758	6.6	41,583	2,261	5.4

Cash collateral on securities lent and repurchase agreements

Domestic	13,147	600	4.6	12,700	478	3.8	12,830	106	0.8

Foreign	415,121	13,917	3.4	284,220	14,437	5.1	144,837	8,340	5.8

Trading portfolio liabilities

Domestic	2,526	1	0.0	1,078	4	0.4	0	0	0.0

Foreign	94,597	7,814	8.3	66,597	5,305	8.0	48,560	2,070	4.3

Due to customers

Domestic	139,014	2,420	1.7	143,809	2,202	1.5	155,887	1,931	1.2

Foreign	187,783	6,738	3.6	143,432	7,303	5.1	122,411	6,399	5.2

Debt issued

Domestic	12,823	587	4.6	15,569	778	5.0	16,387	952	5.8

Foreign	139,982	7,229	5.2	116,095	6,953	6.0	95,919	4,382	4.6

Total interest-bearing liabilities	1,102,895	44,236	4.0	871,891	43,615	5.0	675,995	29,695	4.4

Non-interest-bearing liabilities

Negative replacement values	165,220			157,668			171,800

Other	47,676			53,049			60,946

Total liabilities	1,315,791			1,082,608			908,741

Shareholders’ equity	47,616			35,425			33,111

Total average liabilities and shareholders’ equity	1,363,407			1,118,033			941,852

Net interest income		8,041			8,130			5,909

Net yield on interest-earning assets			0.7			0.9			0.8

    The percentage of total average interest-earning assets attributable to foreign activities was 81% for 2001 (76% for 2000 and 65% for 1999). The percentage of total average interest-bearing liabilities attributable to foreign activities was 82% for 2001 (77% for 2000 and 67% for 1999).

    All assets and liabilities are translated into CHF at uniform month-end rates. Interest income and expense are translated at monthly average rates.
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

Additional Disclosure Required
under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Analysis of Changes in Interest Income and Expense

The following tables allocate, by categories of interest-earning assets and interest-bearing liabilities, the changes in interest income and expense due to changes in volume and interest rates for the year ended 31 December 2001 compared to the year ended 31 December 2000, and for the year ended 31 December 2000 compared to the year ended 31 December 1999. Volume and rate variances have been calculated on movements in average balances and changes in interest rates. Changes due to a combination of volume and rates have been allocated proportionally.

	2001 compared to 2000			2000 compared to 1999

	Increase (decrease)			Increase (decrease)
	due to changes in			due to changes in

	Average	Average	Net	Average	Average	Net
CHF million	volume	rate	change	volume	rate	change

Interest income from interest-earning assets

Due from banks

Domestic	(153)	(65)	(218)	(550)	66	(484)

Foreign	(196)	(261)	(457)	(1,134)	675	(459)

Cash collateral on securities borrowed and reverse repurchase agreements

Domestic	(35)	40	5	183	258	441

Foreign	6,673	(7,429)	(756)	6,281	944	7,225

Trading portfolio assets

Domestic	(94)	157	63	(33)	205	172

Foreign	3,464	1,163	4,627	3,374	2,698	6,072

Loans

Domestic	(255)	(2,713)	(2,968)	(807)	3,042	2,235

Foreign	260	(983)	(723)	529	(201)	328

Financial investments

Domestic	36	(51)	(15)	25	(21)	4

Foreign	217	(151)	66	45	109	154

Interest income

Domestic	(501)	(2,632)	(3,133)	(1,182)	3,550	2,368

Foreign	10,418	(7,661)	2,757	9,095	4,225	13,320

Total interest income from interest-earning assets	9,917	(10,293)	(376)	7,913	7,775	15,688

Net interest on swaps			908			453

Total interest income			532			16,141

D – Information Required by Industry Guide 3 (continued)

Analysis of Changes in Interest Income and Expense (continued)

	2001 compared to 2000			2000 compared to 1999

	Increase (decrease)			Increase (decrease)
	due to changes in			due to changes in

	Average	Average	Net	Average	Average	Net
CHF million	volume	rate	change	volume	rate	change

Interest expense on interest-bearing liabilities

Due to banks

Domestic	395	(1,368)	(973)	(558)	(299)	(857)

Foreign	289	(541)	(252)	852	645	1,497

Cash collateral on securities lent and repurchase agreements

Domestic	17	105	122	(1)	373	372

Foreign	6,676	(7,196)	(520)	8,026	(1,929)	6,097

Trading portfolio liabilities

Domestic	6	(9)	(3)	4	0	4

Foreign	2,240	269	2,509	769	2,466	3,235

Due to customers

Domestic	(72)	290	218	(150)	421	271

Foreign	2,262	(2,827)	(565)	1,099	(195)	904

Debt issued

Domestic	(137)	(54)	(191)	(48)	(126)	(174)

Foreign	1,433	(1,157)	276	922	1,649	2,571

Interest expense

Domestic	209	(1,036)	(827)	(753)	369	(384)

Foreign	12,900	(11,452)	1,448	11,668	2,636	14,304

Total interest expense	13,109	(12,488)	621	10,915	3,005	13,920

Additional Disclosure Required
under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Deposits

The following table analyzes average deposits and the average rates on each deposit category listed below for the years ended 31 December 2001, 2000 and 1999. The geographic allocation is based on the location of the office or branch where the deposit is made. Deposits by foreign depositors in domestic offices were CHF 54,095 million, CHF 45,815 million and CHF 45,285 million at 31 December 2001, 31 December 2000 and 31 December 1999, respectively.

	31.12.01		31.12.00		31.12.99

	Average	Average	Average	Average	Average	Average
CHF million, except where indicated	deposit	rate (%)	deposit	rate (%)	deposit	rate (%)

Banks

Domestic offices

Demand deposits	3,741	1.2	4,649	1.9	12,736	0.9

Time deposits	8,012	4.2	8,717	8.7	6,715	12.6

Total domestic offices	11,753	3.3	13,366	6.3	19,451	5.0

Foreign offices

Interest-bearing deposits [1]	15,528	5.7	16,994	6.6	28,999	5.4

Total due to banks	27,281	4.6	30,360	6.5	48,450	5.2

Customer accounts

Domestic offices

Demand deposits	41,664	1.7	44,403	1.3	49,261	0.6

Savings deposits	66,089	1.1	72,207	1.1	80,543	1.1

Time deposits	31,261	3.2	27,199	3.0	26,083	2.8

Total domestic offices	139,014	1.7	143,809	1.5	155,887	1.2

Foreign offices

Demand deposits	187,783	3.6	143,432	5.1	122,411	5.2

Total due to customers	326,797	2.8	287,241	3.3	278,298	3.0

[1]	Mainly time deposits.

At 31 December 2001, the maturity of time deposits exceeding CHF 150,000, or an equivalent amount in other currencies, was as follows:

CHF million	Domestic	Foreign

Within 3 months	34,240	156,183

3 to 12 months	4,103	7,783

1 to 5 years	981	705

Over 5 years	56	896

Total time deposits	39,380	165,567

D – Information Required by Industry Guide 3 (continued)

Short-term Borrowings

The following table presents our period-end, average and maximum month-end outstanding amounts for short-term borrowings, along with the average rates and period-end rates at and for the years ended 31 December 2001, 2000 and 1999.

	Money market paper issued			Due to banks			Repurchase agreements[1]
CHF million,
except where indicated	31.12.01	31.12.00	31.12.99	31.12.01	31.12.00	31.12.99	31.12.01	31.12.00	31.12.99

Period-end balance	99,006	74,780	64,655	77,312	51,245	40,580	462,316	330,857	217,736

Average balance	96,253	78,154	58,102	70,621	58,031	30,714	400,648	278,601	149,071

Maximum month-end balance	117,022	89,821	76,368	85,808	73,355	64,562	502,578	342,427	217,736

Average interest rate during the period (%)	4.4	5.6	3.9	7.0	7.0	9.7	3.2	4.8	4.8

Average interest rate at period-end (%)	2.6	6.0	4.6	2.2	4.1	4.8	2.9	4.8	3.9

[1]	For the purpose of this disclosure, balances are presented on a gross basis.

Additional Disclosure Required
under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Loans

Loans are widely dispersed over customer categories both within and outside of Switzerland. With the exceptions of private households (foreign and domestic) and banks and financial institutions outside Switzerland, there is no material concentration of loans. For further discussion of the loan portfolio, see the UBS Handbook 2001/2002. The following table illustrates the diversification of the loan portfolio among customer categories at 31 December 2001, 2000, 1999, 1998 and 1997. The industry categories presented are consistent with the classification of loans for reporting to the Swiss Federal Banking Commission and Swiss National Bank.

CHF million	31.12.01	31.12.00	31.12.99	31.12.98	31.12.97

Domestic

Banks	1,533	2,896	5,802	4,543	17,751

Construction	3,499	4,870	6,577	7,897	9,627

Financial institutions	5,673	5,725	9,387	10,240	11,371

Hotels and restaurants	2,950	3,526	4,259	4,129	4,668

Manufacturing[1]	8,686	9,577	11,377	13,505	16,440

Private households	93,746	91,667	93,846	97,664	109,044

Public authorities	5,222	5,658	5,277	5,858	6,354

Real estate and rentals	14,992	16,673	19,835	21,231	22,915

Retail and wholesale	8,674	9,635	10,904	8,912	10,512

Services[2]	12,161	11,767	14,862	11,582	13,083

Other[3]	1,860	2,651	1,818	1,662	1,862

Total domestic	158,996	164,645	183,944	187,223	223,627

Foreign

Banks	26,728	27,168	24,983	65,000	49,559

Chemicals	1,080	1,423

Construction	266	773

Electricity, gas and water supply	977	1,584

Financial institutions	14,458	20,348

Manufacturing[6]	4,258	4,596

Mining	1,313	2,070

Private households	25,619	29,470

Public authorities	6,454	11,754

Real estate and rentals	10,227	5,077

Retail and wholesale	1,732	1,862

Services	4,786	1,585

Transport, storage and communication	2,117	993

Other[4,5]	2,973	11,168	69,087	78,741	80,054

Total foreign	102,988	119,871	94,070	143,741	129,613

Total gross	261,984	284,516	278,014	330,964	353,240

[1]	Includes chemicals, food and beverages.

[2]	Includes transportation, communication, health and social work, education and other social and personal service activities.

[3]	Includes mining and electricity, gas and water supply.

[4]	For the years prior to the year 2000, no detailed industry classifications are available.

[5]	Includes hotels and restaurants.

[6]	Includes food and beverages.

D – Information Required by Industry Guide 3 (continued)

Loans (continued)

The following table analyzes the Group’s mortgage portfolio by geographic origin of the customer and type of mortgage at 31 December 2001, 2000, 1999, 1998 and 1997. Mortgages are included in the industry categories mentioned above.

CHF million	31.12.01	31.12.00	31.12.99	31.12.98	31.12.97

Mortgages

Domestic	116,628	116,348	126,677	138,306	142,919

Foreign	9,583	4,206	1,310	2,479	3,883

Total gross mortgages	126,211	120,554	127,987	140,785	146,802

Mortgages

Residential	101,969	96,181	91,408	106,093	105,926

Commercial	24,242	24,373	36,579	34,692	40,876

Total gross mortgages	126,211	120,554	127,987	140,785	146,802

Loan Maturities

    The following table discloses loans by maturity at 31 December 2001. The determination of maturities is based on contract terms. Information on interest rate sensitivities can be found in Note 30 to the UBS Group Financial Statements.

CHF million	Within 1 year	1 to 5 years	Over 5 years	Total

Domestic

Banks	1,384	149	0	1,533

Mortgages	63,952	45,246	7,430	116,628

Other loans	31,578	7,671	1,586	40,835

Total domestic	96,914	53,066	9,016	158,996

Foreign

Banks	26,153	305	270	26,728

Mortgages	8,746	664	173	9,583

Other loans	63,927	2,110	640	66,677

Total foreign	98,826	3,079	1,083	102,988

Total gross loans	195,740	56,145	10,099	261,984

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Impaired, Non-performing and Restructured Loans

A loan is classified as impaired if the book value of the claim exceeds the present value of the cash flows actually expected in future periods – interest payments, scheduled principal repayments and liquidation of collateral. Impaired obligations are thus obligations where losses are probable and estimable. A provision is then made with respect to the loan in question. Impaired loans include non-performing loans, for which the contractual payments of principal, interest or commission are overdue by 90 days. When loans are classified as non-performing, the recognition of interest or commission income ceases to be recorded according to the original terms of the loan agreement. Allowances are provided for non-performing loans to reflect their net estimated recoverable amount. The gross interest income that would have been recorded on non-performing loans was CHF 336 million for the year ended 31 December 2001, CHF 182 million for the year ended 31 December 2000 and CHF 409 million for the year ended 31 December 1999. The amount of interest income that was included in net income for those loans was CHF 201 million for the year ended 31 December 2001. There was no interest income recorded in net income for non performing loans in 2000 and 1999. The table below provides an analysis of the Group’s non-performing and restructured loans. For further discussion of impaired and non-performing loans, see the UBS Handbook 2001/2002.

CHF million	31.12.01	31.12.00	31.12.99	31.12.98	31.12.97

Non-performing loans:

Domestic	6,531	7,588	11,435	14,023	15,238

Foreign	2,108	2,864	1,638	2,091	1,426

Total non-performing loans	8,639	10,452	13,073	16,114	16,664

Foreign restructured loans[1]		179	287	449	638

[1]	Amounts presented for 2001, 2000, 1999 and 1998 include only performing foreign restructured loans. Amounts presented for 1997 include both performing and non-performing foreign restructured loans. UBS does not, as a matter of policy, typically restructure loans to accrue interest at rates different from the original contractual terms or reduce the principal amount of loans. Instead, specific loan allowances are established as necessary. Unrecognized interest related to foreign restructured loans was not material to the results of operations during these periods.

    In addition to the non-performing loans shown above, the Group had CHF 5,990 million, CHF 8,042 million, CHF 9,383 million and CHF 10,333 million in “other impaired loans” for the years ended 31 December 2001, 2000, 1999 and 1998, respectively. These are loans that are current, or less than 90 days in arrears, with respect to payment of principal or interest however, the Group’s credit officers have expressed doubts as to the ability of the borrowers to repay the loans. As at 31 December 2001 specific allowances of CHF 1,920 million had been established against these loans, which are primarily domestic.

D – Information Required by Industry Guide 3 (continued)

Cross-Border Outstandings

Cross-border outstandings consist of general banking products such as loans and deposits with third parties, credit equivalents of over-the-counter (OTC) derivatives and repurchase agreements, and the market value of the inventory of securities. Outstandings are monitored and reported on an ongoing basis by the credit risk management and control organization with a dedicated country risk information system. With the exception of the 27 most developed economies, these exposures are rigorously limited.

    Claims that are secured by third-party guarantees are recorded against the guarantor’s country of domicile. Outstandings that are secured by collateral are recorded against the country where the asset could be liquidated. This follows the “Guidelines for the Management of Country Risk”, which are applicable to all banks that are supervised by the Swiss Federal Banking Commission.
    The following tables list those countries for which cross-border outstandings exceeded 0.75% of total assets at 31 December 2001, 2000 and 1999. At 31 December 2001, there were no outstandings that exceeded 0.75% of total assets in any country currently facing liquidity problems that the Group expects would materially affect the country’s ability to service its obligations.
    For more information on cross-border outstandings, see the UBS Handbook 2001/2002.

Additional Disclosure Required
under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

	31.12.01

	Banking products
			Traded	Tradable		% of total
CHF million	Banks	Non-banks	products[1]	assets[2]	Total	assets

United States	2,360	1,284	31,129	114,615	149,388	11.9

United Kingdom	2,483	543	9,128	27,754	39,908	3.2

Germany	3,605	6,395	11,962	11,755	33,717	2.7

Japan	640	770	4,442	22,995	28,847	2.3

Italy	1,086	498	11,628	11,180	24,392	1.9

France	159	2,043	4,114	8,052	14,368	1.1

Canada	114	950	5,220	8,038	14,322	1.1

Netherlands	1,834	2,414	6,126	3,110	13,484	1.1

	31.12.00

	Banking products
			Traded	Tradable		% of total
CHF million	Banks	Non-banks	products[1]	assets[2]	Total	assets

United States	1,826	958	21,796	64,077	88,657	8.2

Japan	123	895	6,378	58,779	66,175	6.1

United Kingdom	1,795	1,224	9,037	22,440	34,496	3.2

Germany	2,686	3,720	13,198	5,085	24,689	2.3

Italy	1,293	931	3,629	9,700	15,553	1.4

France	1,085	1,900	3,956	5,987	12,928	1.2

Netherlands	910	1,480	6,092	3,803	12,285	1.1

Australia	27	370	3,113	7,508	11,018	1.0

	31.12.99

	Banking products
			Traded	Tradable		% of total
CHF million	Banks	Non-banks	products[1]	assets[2]	Total	assets

United States	3,202	2,508	41,970	48,012	95,692	10.7

Japan	1,117	965	7,153	69,194	78,429	8.8

United Kingdom	3,417	3,193	11,273	58,300	76,183	8.5

Germany	4,455	3,174	41,422	8,181	57,232	6.4

Italy	2,462	762	6,803	8,708	18,735	2.1

Netherlands	1,932	1,149	6,648	4,993	14,722	1.6

France	1,200	1,395	7,324	4,379	14,298	1.6

Australia	2,688	409	6,342	3,735	13,174	1.5

Canada	866	492	5,233	807	7,398	0.8

[1]	Traded products consist of derivative instruments and repurchase agreements. In 2001 and 2000 unsecured OTC derivatives exposure is reported based on the Potential Credit Exposure measurement methodology and is therefore not directly comparable to the exposure in the prior years, which were measured based on Gross Replacement Values plus Add-on.

[2]	Tradeable assets consist of equity and fixed income financial instruments held for trading purposes, which are marked to market on a daily basis.

D – Information Required by Industry Guide 3 (continued)

Summary of Movements in Allowances and Provisions for Credit Losses

The following table provides an analysis of movements in allowances and provisions for credit losses.

    As a result of Swiss bankruptcy laws, banks write-off loans against allowances only upon final settlement of bankruptcy proceedings, the sale of the underlying assets and/or in case of the forgiveness of debt. Under Swiss law, a creditor can continue to collect from a debtor who has emerged from bankruptcy, unless the debt has been forgiven through a formal agreement.

CHF million	31.12.01	31.12.00	31.12.99	31.12.98	31.12.97

Balance at beginning of year	10,581	13,398	14,978	16,213	18,135

Write-offs

Domestic

Banks	0	0	(4)	(2)	(5)

Construction	(248)	(261)	(296)	(228)	(408)

Financial institutions	(51)	(178)	(92)	(66)	(226)

Hotels and restaurants	(52)	(193)	(137)	(98)	(138)

Manufacturing[1]	(109)	(264)	(242)	(214)	(514)

Private households	(1,297)	(640)	(598)	(534)	(1,214)

Public authorities	0	0	0	(2)	(19)

Real estate and rentals	(317)	(729)	(823)	(610)	(871)

Retail and wholesale	(115)	(160)	(210)	(178)	(227)

Services[2]	(93)	(227)	(315)	(116)	(229)

Other[3]	(46)	(30)	(41)	(15)	(29)

Total domestic domestic write-offs	(2,328)	(2,682)	(2,758)	(2,063)	(3,880)

Foreign[4]

Banks	(24)	(15)

Chemicals	(2)

Construction	(10)	(13)

Electricity, gas and water supply	(63)	(3)

Financial institutions	(74)	(33)

Manufacturing[6]	(119)	(11)

Mining	(304)

Private households	(5)

Public authorities	0	(4)

Real estate and rentals	(1)

Retail and wholesale	0	(160)

Services	(30)	(8)

Transport, storage and communication	0	(11)

Other	(48)	(55)

Total foreign write-offs	(680)	(313)	(517)	(261)	(240)

Total write-offs	(3,008)	(2,995)	(3,275)	(2,324)	(4,120)

Recoveries

Domestic	58	124	54	59	406

Foreign	23	39	11		36

Total recoveries	81	163	65	59	442

Net write-offs	(2,927)	(2,832)	(3,210)	(2,265)	(3,678)

Credit loss expense / (recovery)	498	(130)	956	951	1,432

Other adjustments[5]	66	145	674	79	324

Balance at end of year	8,218	10,581	13,398	14,978	16,213

[1]	Includes chemicals, food and beverages.

[2]	Includes transportation, communication, health and social work, education and other social and personal service activities.

[3]	Includes mining and electricity, gas and water supply.

[4]	For years prior to 2000, no detailed industry classifications are available.

[5]	See the following table for details.

[6]	Includes food and beverages.

Additional Disclosure Required
under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Summary of Movements in Allowances and Provisions for Credit Losses (continued)

CHF million	31.12.01	31.12.00	31.12.99	31.12.98	31.12.97

Doubtful interest	0	182	409	423	450

Net foreign exchange	44	23	351	(98)	91

Subsidiaries sold and other	22	(60)	(86)	(246)	(217)

Total adjustments	66	145	674	79	324

D – Information Required by Industry Guide 3 (continued)

Allocation of the Allowances and Provisions for Credit Losses

The following table provide an analysis of the allocation of the allowances and provisions for credit losses by industry categories and geographic location at 31 December 2001, 2000, 1999, 1998 and 1997. For a description of procedures with respect to allowances and provisions for credit losses, see the UBS Handbook 2001/2002.

CHF million	31.12.01	31.12.00	31.12.99	31.12.98	31.12.97

Domestic

Banks	34		41	49	34

Construction	467	843	1,247	1,671	1,449

Financial institutions	262	328	342	668	510

Hotels and restaurants	346	454	690	657	512

Manufacturing[1]	722	863	1,223	1,331	1,036

Private households	1,082	1,570	2,350	2,741	2,264

Public authorities	37		40	107	59

Real estate and rentals	1,067	1,635	2,696	3,333	2,591

Retail and wholesale	395	629	779	825	723

Services[2]	448	419	934	766	661

Other[3]	165	413	141	71	52

Total domestic	5,025	7,154	10,483	12,219	9,891

Foreign[8]

Banks[4]	39	32

Chemicals	5	0

Construction	0	11

Electricity, gas and water supply	88	107

Financial institutions	420	262

Manufacturing[9]	653	547

Mining	169	586

Private households	103	72

Public authorities	0	0

Real estate and rentals	9	82

Retail and wholesale	0	41

Services	414	126

Transport, storage and communication	45	2

Other[5]	242	267

Total foreign, net of country provisions	2,187	2,135	1,539	1,309	1,399

Country provisions	1,006	1,292	1,376	1,450	1,175

Total foreign[6]	3,193	3,427	2,915	2,759	2,574

Unallocated allowances[7]					3,748

Total allowances and provisions for credit losses	8,218	10,581	13,398	14,978	16,213

[1]	Includes chemicals, food and beverages.

[2]	Includes transportation, communication, health and social work, education and other social and personal service activities.

[3]	Includes mining and electricity, gas and water supply.

[4]	Counterparty allowances and provisions only. Country provisions with banking counterparties amounting to CHF 662 million are disclosed under country provisions.

[5]	Includes hotels and restaurants.

[6]	The 2001, 2000, 1999 and 1998 amounts include CHF 305 million, CHF 54 million, CHF 149 million and CHF 435 million respectively of provisions and commitments for contingent liabilities.

[7]	The 1997 amount includes a provision for commitments and contingent liabilities of CHF 472 million.

[8]	For years prior to 2000, no detailed industry classifications are available.

[9]	Includes food and beverages.

Additional Disclosure Required
under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Allocation of the Allowances and Provisions for Credit Losses (continued)

The following table presents the percentage of loans in each category to total loans. This table can be read in conjunction with the preceding table showing the breakdown of the allowances and provisions for credit losses by industry categories to evaluate the credit risks in each of the categories.

in %	31.12.01	31.12.00	31.12.99	31.12.98	31.12.97

Domestic

Banks	0.6	1.0	2.1	1.4	5.0

Construction	1.3	1.7	2.4	2.4	2.7

Financial institutions	2.2	2.0	3.4	3.1	3.2

Hotels and restaurants	1.1	1.2	1.5	1.2	1.3

Manufacturing	3.3	3.4	4.1	4.1	4.7

Private households	35.8	32.2	33.8	29.5	30.9

Public authorities	2.0	2.0	1.9	1.8	1.8

Real estate and rentals	5.7	5.9	7.1	6.4	6.5

Retail and wholesale	3.3	3.4	3.9	2.7	3.0

Services	4.6	4.1	5.3	3.5	3.7

Other	0.8	1.0	0.7	0.5	0.5

Total domestic	60.7	57.9	66.2	56.6	63.3

Foreign

Banks	10.2	9.5	9.0	19.6	14.0

Chemicals	0.4	0.5

Construction	0.1	0.3

Electricity, gas and water supply	0.4	0.6

Financial institutions	5.5	7.2

Manufacturing	1.6	1.6

Mining	0.5	0.7

Private households	9.8	10.4

Public authorities	2.5	4.1

Real estate and rentals	3.9	1.8

Retail and wholesale	0.7	0.7

Services	1.8	0.6

Transport, storage and communication	0.8	0.3

Other	1.1	3.8	24.8	23.8	22.7

Total foreign	39.3	42.1	33.8	43.4	36.7

Total gross loans	100.0	100.0	100.0	100.0	100.0

D – Information Required by Industry Guide 3 (continued)

Loss History Statistics

The following is a summary of the Group’s loan loss history.

CHF million, except where indicated	31.12.01	31.12.00		31.12.99	31.12.98	31.12.97

Gross loans	261,984	284,516		278,014	330,964	353,240

Impaired loans	14,629	18,494		22,456	26,447

Non-performing loans	8,639	10,452		13,073	16,114	16,664

Allowances and provisions for credit losses	8,218	10,581		13,398	14,978	16,213

Net write-offs	2,927	2,832		3,210	2,265	3,678

Credit loss expense / (recovery)	498	(130)		956	951	1,432

Ratios

Impaired loans as a percentage of gross loans	5.6	6.5		8.1	8.0

Non-performing loans as a percentage of gross loans	3.3	3.7		4.7	4.9	4.7

Allowance and provisions for credit losses as a percentage of:

Gross loans	3.1	3.7		4.8	4.5	4.6

Impaired loans	56.2	57.2		59.7	56.6

Non-performing loans	95.1	101.2		102.5	93.0	97.3

Allocated allowances as a percentage of impaired loans[1]	49.9	52.4		55.5	51.4

Allocated allowances as a percentage of non-performing loans[2]	62.2	60.6	[3]	66.3	62.1

Net write-offs as a percentage of:

Gross loans	1.1	1.0		1.2	0.7	1.0

Allowance and provisions for credit losses	35.6	26.8		24.0	15.1	22.7

Allowance and provisions for credit losses as multiple of net write-offs	2.81	3.74		4.17	6.61	4.41

1 Allowances relating to impaired loans only.

2 Allowances relating to non-performing loans only.

3 31 December 2000 figure has been restated to account for an overallocation of allowances to non-performing loans.

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute “forward-looking statements”, including, without limitation, statements relating to the implementation of strategic initiatives, including the implementation of the new European wealth management strategy, expansion of our corporate finance presence in the US and worldwide, the development of UBS Warburg’s new energy trading operations, and other statements relating to our future business development and economic performance.
While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations.
These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit-worthiness of our customers, obligors and counterparties, (6) legislative developments, (7) the impact of the terrorist attacks on the World Trade Center and other sites in the United States on 11 September 2001 and subsequent related developments, (8) the impact of the management changes and changes to our Business Group structure which took place in December 2001 and (9) other key factors that we have indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those with the SEC.
More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2001. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint

Publisher/ Copyright: UBS AG, Switzerland; Photos: Thierry Martinez, Philippe Schiller (Alinghi); Daniel Forster, Carlo Borlenghi (Nautor Challenge); Marcel Grubenmann (Portraits). Languages: English, German; SAP-R/3 80531E-0201

Index to Exhibits

Exhibit
Number	Description

1.1.	Articles of Association of UBS AG

1.2.	Organization Regulations of UBS AG

2(b)	Instruments defining the rights of the holders of long-term debt issued by UBS AG and its subsidiaries.

We agree to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.

7.	Statement regarding ratio of earnings to fixed charges.

8.	Significant Subsidiaries of UBS AG

Please see Note 36 on pages 147 to 150 of the attached Financial Report 2001.

10.	Consent of Ernst & Young Ltd.