Form 20-F
period 2002-12-31
UBS AG
filed 2003-03-19
CIK 1114446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20–F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission file number: 1-15060

UBS AG
(Exact Name of Registrant as Specified in Its Charter)

Switzerland
(Jurisdiction of Incorporation or Organization)

Bahnhofstrasse 45
CH-8098 Zurich, Switzerland

and

Aeschenvorstadt 1,
CH-4051 Basel, Switzerland
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Please see the following page.

Securities registered or to be registered pursuant to Section 12 (g) of the Act:

None.

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act:

Please see the following page.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31 December 2002:

Ordinary shares, par value CHF 0.80 per share: 1,256,297,678 ordinary shares
(including 97,181,094 treasury shares)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of
1934 during the preceding 12 months (or for such shorter period that the
Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]	No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ]	Item 18 [X]

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange on
Title of each class	which registered

Ordinary Shares (par value of CHF 0.80 each)	New York Stock Exchange
7.25% Noncumulative Trust Preferred Securities	New York Stock Exchange
7.25% Noncumulative Company Preferred Securities	New York Stock Exchange*
Subordinated Guarantee of UBS AG with respect to
Company Preferred Securities	New York Stock Exchange*
$80,000,000 BULs due April 10, 2003	American Stock Exchange
$40,000,000 BULs due April 28, 2003	American Stock Exchange
$32,000,000 BULs due May 16, 2003	American Stock Exchange
$54,000,000 BULs due September 1, 2006	American Stock Exchange
$4,500,000 BULs due October 17, 2006	American Stock Exchange
$46,000,000 PPNs due May 4, 2005	American Stock Exchange
$16,500,000 PPNs due June 3, 2005	American Stock Exchange
$8,129,000 PPNs due November 3, 2005	American Stock Exchange
$8,961,000 PPNs due December 5, 2005	American Stock Exchange
$31,517,000 PPNs due November 5, 2007	American Stock Exchange
$52,000,000 PPNs due November 7, 2007	American Stock Exchange
$14,500,000 PPNs due December 7, 2007	American Stock Exchange
$20,000,000 PPNs due February 7, 2008	American Stock Exchange
$16,000,000 PPNs due February 28, 2008	American Stock Exchange
$9,000,000 PPNs due April 25, 2009	American Stock Exchange
$6,900,000 PPNs due May 29, 2009	American Stock Exchange
$12,660,000 PPNs due September 8, 2010	American Stock Exchange
$17,842,000 PPNs due October 7, 2011	American Stock Exchange
$63,000,000 EASs due December 2, 2003	American Stock Exchange
$35,000,000 EASs due January 15, 2004	American Stock Exchange
$7,300,000 EASs due February 4, 2004	American Stock Exchange
$6,800,000 EASs due March 3, 2004	American Stock Exchange

Securities registered or to be registered pursuant to Section12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section15(d)
of the Act:

8.622% Noncumulative Trust Preferred Securities
8.622% Noncumulative Company Preferred Securities
7.247% Noncumulative Trust Preferred Securities
7.247% Noncumulative Company Preferred Securities
Subordinated Guarantee of UBS AG with respect to Company Preferred Securities
$14,000,000 Equity Linked Notes due February 1, 2007
$4,976,000 Equity Linked Notes due June 20, 2007
$150,000,000 Variable Rate Credit Linked Notes due October 24, 2003
$1,667,000 12.5% GOALs due June 23, 2003
Guarantees with respect to certain securities of UBS Americas Inc.

*	Not for trading, but solely in connection with the registration of the corresponding Trust Preferred Securities.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
PART I
Item 1. Identity of Directors, Senior Management and Advisors.
Item 2. Offer Statistics and Expected Timetable.
Item 3. Key Information.
Item 4. Information on the Company.
Item 5. Operating and Financial Review and Prospects.
Item 6. Directors, Senior Management and Employees.
Item 7. Major Shareholders and Related Party Transactions.
Item 8. Financial Information.
Item 9. Financial Information.
Item 10.Additional Information.
Item 11. Quantitative and Qualitative Disclosures About Market Risk.
Item 12. Description of Securities Other than Equity Securities.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
Item 15. Controls and Procedures.
Item 16. [Reserved].
Item 17. Financial Statements.
Item 18. Financial Statements.
Item 19. Exhibits.
SIGNATURES
CERTIFICATIONS UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
Introduction
UBS Group Financial Highlights
UBS Group
Our Business Groups
Sources of Information about UBS
Information for Readers
Group Financial Review
Group Results
Review of Business Group Performance
Introduction
UBS Wealth Management & Business Banking
UBS Global Asset Management
UBS Warburg
UBS PaineWebber
Corporate Center
UBS Group Financial Statements
UBS Group Income Statement
UBS Group Balance Sheet
UBS Group Statement of Changes in Equity
UBS Group Statement of Cash Flows
Notes to the Financial Statements
Note 1 Summary of Significant Accounting Policies
Note 2a Segment Reporting by Business Group
Note 2b Segment Reporting by Geographic Location
Income Statement
Note 3 Net Interest and Trading Income
Note 4 Net Fee and Commission Income
Note 5 Other Income
Note 6 Personnel Expenses
Note 7 General and Administrative Expenses
Note 8 Earnings per Share (EPS) and Shares Outstanding
Balance Sheet: Assets
Note 9a Due from Banks and Loans
Note 9b Allowances and Provisions for Credit Losses
Note 9c Impaired Loans
Note 9d Non-Performing Loans
Note 10 Securities Borrowing, Securities Lending, Repurchase and Reverse Repurchase Agreements
Note 11 Trading Portfolio
Note 12 Financial Investments
Note 13 Investments in Associates
Note 14 Property and Equipment
Note 15 Goodwill and Other Intangible Assets
Note 16 Other Assets
Balance Sheet: Liabilities
Note 17 Due to Banks and Customers
Note 18 Debt Issued
Note 19 Other Liabilities
Note 20 Provisions
Note 21 Income Taxes
Note 21 Income Taxes (continued)
Note 22 Minority Interests
Note 23 Derivative Instruments
Off-Balance Sheet Information
Note 24 Fiduciary Transactions
Note 25 Commitments and Contingent Liabilities
Note 26 Operating Lease Commitments
Additional Information
Note 27 Pledged Assets
Note 28 Litigation
Note 29 Financial Instruments Risk Position
a) Market Risk
(a)(i) Overview
(a)(ii) Interest Rate Risk
(a)(iii) Currency Risk
(a)(iv) Equity Risk
(a)(v) Issuer Risk
b) Credit Risk
c) Liquidity Risk
Note 30 Fair Value of Financial Instruments
Note 32 Equity Participation Plans
a) Equity Participation Plans Offered
b) UBS share awards
c) UBS option awards
d) Compensation Expense
e) Pro-Forma Net Income
Note 33 Related Parties
Note 34 Post-Balance Sheet Events
Note 35 Significant Subsidiaries and Associates
Note 36 Acquisition of Paine Webber Group, Inc.
Note 37 Currency Translation Rates
Note 38 Swiss Banking Law Requirements
Reconciliation to US GAAP
Note 40 Additional Disclosures Required under US GAAP and SEC Rules
Report of the Group Auditors
UBS AG (Parent Bank)
Parent Bank Review
Income Statement
Balance Sheet
Financial Statements
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
Due to UBS Pension Plans, Loans to Corporate Bodies/Related Parties
Report of the Statutory Auditors
Report of the Capital Increase Auditors
Additional Disclosure Required under SEC Regulations
A — Introduction
B — Selected Financial Data
Balance Sheet Data
US GAAP Income Statement Data
US GAAP Balance Sheet Data
Ratio of Earnings to Fixed Charges
C — Information on the Company
Property, Plant and Equipment
D -- Information Required by Industry Guide 3
Selected Statistical Information
Average Balances and Interest Rates
Analysis of Changes in Interest Income and Expense
Deposits
Short-term Borrowings
Loans
Loan Maturities
Impaired, Non-performing and Restructured Loans
Cross-Border Outstandings
Summary of Movements in Allowances and Provisions for Credit Losses
Allocation of the Allowances and Provisions for Credit Losses
Loans by industry sector
Loss History Statistics
Introduction
UBS Group Financial Highlights
The UBS Group
Our Business Groups
Sources of Information about UBS
THE UBS Group
Strategy, Structure and History
Strategy, Structure and History
The Business Groups
UBS Wealth Management&Business Banking
UBS Global Asset Management
UBS Warburg
UBS PaineWebber
Corporate Center
Risk Management and Control
Risk Analysis
Group Treasury
Corporate Governance
Introduction and Principles
Group Structure and Shareholders
Capital Structure
Board of Directors
Group Executive Board
Compensation, Shareholdings and Loans
Shareholders’ Participation Rights
Change of Control and Defensive Measures
Auditors
Information Policy: UBS Financial Disclosure Principles
Regulation and Supervision
Compliance with NYSE Listing Standards on Corporate Governance
Group Managing Board
Corporate Responsibility
UBS Share Information
The Global Registered Share
The UBS Share 2002
INDEX TO EXHIBITS
EX-1.1: ARTICLES OF ASSOCIATION OF UBS AG
EX-1.2: ORGANIZATION REGULATIONS OF UBS AG
EX-7: STATEMENT RE: RATIO OF EARNINGS
EX-10: CONSENT OF ERNST & YOUNG LTD.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This annual report contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as the information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. The words “anticipate”, “believe”, “expect”, “estimate”, “intend”, “plan”, “should”, “could”, “may” and other similar expressions are used in connection with forward-looking statements. In this annual report, forward-looking statements may, without limitation, relate to:

•	The implementation of strategic initiatives, such as the implementation of the European wealth management strategy and our plans to continue to expand our corporate finance business;

•	The development of revenues overall and within specific business areas, including the possibility of further losses in UBS Capital in 2003;

•	The development of operating expenses;

•	The anticipated level of capital expenditures and associated depreciation expense;

•	The expected impact of the risks that affect UBS’s business, including the risk of loss resulting from the default of an obligor or counterparty;

•	Expected credit losses based upon UBS’s credit review; and

•	Other statements relating to UBS’s future business development and economic performance.

     There can be no assurance that forward-looking statements will approximate actual experience. Several important factors exist that could cause UBS’s actual results to differ materially from expected results as described in the forward-looking statements. Such factors include:

•	General economic conditions, including prevailing interest rates and performance of financial markets, which may affect demand for products and services and the value of our assets;

•	Changes in UBS’s expenses associated with acquisitions and dispositions;

•	General competitive factors, locally, nationally, regionally and globally;

•	Industry consolidation and competition;

•	Changes affecting the banking industry generally and UBS’s banking operations specifically, including asset quality;

•	Developments in technology;

•	Credit ratings and the financial position of obligors and counterparties;

•	UBS’s ability to control risk in its businesses;

•	Changes in tax laws in the countries in which UBS operates, which could adversely affect the tax advantages of certain of UBS’s products or subject it to increased taxation;

•	Changes in accounting standards applicable to UBS, as more fully described below;

•	Changes in investor confidence in the future performance of financial markets, affecting the level of transactions they undertake, and hence the levels of transaction-based fees UBS earns;

•	Changes in the market value of securities held by UBS’s clients, affecting the level of asset-based fees UBS can earn on the services it provides; and

•	Changes in currency exchange rates, including the exchange rate for the Swiss franc into US dollars.

     UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

The effect of future changes in accounting standards

     Included in the Notes to the Financial Statements is a description of the expected effect of accounting standards that have been issued but have not yet been adopted, for both IFRS and US GAAP.

     Although we believe that description includes all significant matters that have been approved by the IASB and the FASB, those standard-setting bodies have a large number of projects in process that could result in significant new accounting standards or significant changes to existing standards.

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

Item 3.    Key Information.

A—Selected Financial Data.

     Please see pages 195 to 199 of the attached Financial Report 2002.

Ratio of Earnings to Fixed Charges

     Please see page 199 of the attached Financial Report 2002, and Exhibit 7 to this Form 20-F.

B—Capitalization and Indebtedness.

     Not required because this Form 20-F is filed as an annual report.

C—Reasons for the Offer and Use of Proceeds.

     Not required because this Form 20-F is filed as an annual report.

D—Risk Factors.

     Please see pages 16 and 17 of the attached Financial Report 2002

Item 4.    Information on the Company.

A—History and Development of the Company.

1-3	Please see page 6 of the attached Handbook 2002/2003 and page 6 of the attached Financial Report 2002.

4	Please see pages 18 and 19 of the attached Handbook 2002/2003.

5, 6	Please see the section Information for Readers on pages 8 to 15 of the attached Financial Report 2002, in particular, subsections PaineWebber merger, Restructuring provision and Significant financial events; also see section Group Results on pages 20 to 32 of the attached Financial Report 2002, in particular, the subsections regarding PaineWebber merger-related costs.

7	Not applicable.

B—Business Overview.

1, 2, 3, 5, 7	Please see section The Business Groups on pages 21 to 51 of the attached Handbook 2002/2003 and the section Seasonal Characteristics on page 39 of the attached Financial Report 2002. For a breakdown of revenues by category of activity and geographic market for each of the last three financial years, please refer to Notes 2a and 2b to the Financial

Statements, on pages 96 to 99 of the attached Financial Report 2002.

4, 6	Not applicable.

8	Please see the section Regulation and Supervision on pages 117 to 120 of the attached Handbook 2002/2003.

C—Organizational Structure.

     Please see Note 35 to the Financial Statements on pages 153 to 156 of the attached Financial Report 2002.

D—Property, Plant and Equipment.

     Please see the section Property, Plant and Equipment on page 199 of the attached Financial Report 2002.

Information Required by Industry Guide 3

     Please see pages 200 to 216 of the attached Financial Report 2002.

Item 5.    Operating and Financial Review and Prospects.

A—Operating Results.

     Please see sections Information for Readers, Group Financial Review and Review of Business Group Performance on pages 8 to 74 of the attached Financial Report 2002.

     Please also see Note 39 to the Financial Statements Reconciliation of International Financial Reporting Standards (IFRS) to United States Generally Accepted Accounting Principles (US GAAP) on pages 160 to 171 of the attached Financial Report 2002 and the Currency management subsection of the Group Treasury section, on pages 84 to 85 of the attached Handbook 2002/2003.

B—Liquidity and Capital Resources.

     We believe that our working capital is sufficient for the company’s present requirements.

     Group liquidity and capital management is undertaken at UBS by Group Treasury as an integrated asset and liability management function. For a detailed discussion of Group Treasury’s functions and results, including our capital resources, please see pages 78 to 87 of the attached Handbook 2002/2003, and Note 18 to the Financial Statements Debt Issued on pages 114 to 119 of the attached Financial Report 2002.

     For a discussion of UBS Group’s balance sheet and cash flows, please see pages 26 to 28 of the attached Financial Report 2002.

     For a discussion of UBS’s long term credit ratings, please see the Capital Strength subsection of the section Strategy, Structure and History on pages 10 and 11 of the attached Handbook 2002/2003.

C—Research and Development, Patents and Licenses, etc.

     Not applicable.

D—Trend Information.

     Please see Outlook 2003 subsection of the section Group Results on page 28 of the attached Financial Report 2002, and pages 15, 37, 42 and 49 of the attached Handbook 2002/2003, which contain more detailed trend information.

Item 6.    Directors, Senior Management and Employees.

A— Directors and Senior Management.

1, 2, 3	Please see pages 95 to 103 of the attached Handbook 2002/2003.

4 and 5	None.

B—Compensation.

     Please see the Compensation, Shareholdings and Loans section on pages 104 to 108 of the attached Handbook 2002/2003 and also Notes 32 and 33 to the Financial Statements on pages 147 to 152 of the attached Financial Report 2002.

C—Board Practices.

     Please see pages 95 to 100 of the attached Handbook 2002/2003 and Note 33 to the Financial Statements on pages 151 to 152 of the attached Financial Report 2002.

D—Employees.

     Please see page 25 of the attached Financial Report 2002 and the charts on page 14 of the attached Handbook 2002/2003.

E—Share Ownership.

     Please see the section Compensation, Shareholdings and Loans on pages 104 to 108 of the attached Handbook 2002/2003 and also Notes 32 and 33 to the Financial Statements on pages 147 to 152 of the attached Financial Report 2002.

Item 7.    Major Shareholders and Related Party Transactions.

A—Major Shareholders.

     Please see pages 91 to 92 and 139 and 140 of the attached Handbook 2002/2003.

B—Related Party Transactions.

     For 2002 and 2001, please see Note 33 to the Financial Statements on pages 151 to 152 of the attached Financial Report 2002.

     The number of long-term stock options outstanding to members of the Board of Directors, Group Executive Board and Group Managing Board from equity participation plans was 4,693,458 at 31 December 2000.

     The total loans and advances receivable were CHF 36 million at 31 December 2000.

     The total amounts of shares and warrants held by members of the Board of Directors, Group Executive Board and Group Managing Board were 7,583,184 and 69,504,577 as of 31 December 2000.

C—Interests of Experts and Counsel.

     Not applicable because this Form 20-F is filed as an annual report.

Item 8.    Financial Information.

A—Consolidated Statements and Other Financial Information.

     Please see Item 18 of this Form 20-F.

B—Significant Changes.

     UBS is not aware of any significant change that has occurred since the date of the annual financial statements included in this Form 20-F.

Item 9.    The Offer and Listing.

A—Offer and Listing Details.

1, 2, 3, 5, 6, 7	Not required because this Form 20-F is filed as an annual report.

4	Please see page 138 of the attached Handbook 2002/2003.

B—Plan of Distribution

     Not required because this Form 20-F is filed as an annual report.

C—Markets.

     UBS’s shares are traded on the virt-x, the New York Stock Exchange and the Tokyo Stock Exchange. The symbols are shown on page 135 of the attached Handbook 2002/2003.

Trading on virt-x

     Since July 2001, Swiss blue chip stocks have no longer been traded on the SWX Swiss Exchange. All trading in the shares of members of the Swiss Market Index (SMI) now takes place on virt-x, although these stocks remain listed on the SWX Swiss Exchange. Altogether, approximately 600 blue-chip stocks representing around 80% of European market capitalization are traded on virt-x, in the currency of their home market.

     virt-x is majority owned by the SWX Swiss Exchange. It provides an efficient and cost effective pan-European blue-chip market. It addresses the increasing requirement for equity investment to be conducted on a sectoral basis across Europe rather than being limited to national markets.

     virt-x is a Recognized Investment Exchange supervised by the Financial Services Authority in the United Kingdom. It is delivered on the modern, scalable SWX trading platform.

     Trading is possible on all target days, as specified by the European Central Bank. The opening hours are 06:00 to 22:00 CET and the trading hours are 09:00 to 17:30 CET. During the after-hours trading phase from 17:30 to 22:00 CET and in the pre-trading phase from 06:00 to 09:00 CET, orders can be entered or deleted. From 09:00 CET, once the opening price is set, trading begins. Orders are executed automatically according to established rules that match bid and asked prices. Regardless of their size or origin, incoming orders are executed on a price/time priority, i.e., in the order of price (first priority) and time received (second priority). Depending on the type of transaction, the order and trade details are also transmitted to data vendors (Reuters, Bloomberg, Telekurs, etc.).

     In most cases, each trade triggers an automatic settlement instruction which is routed through one of three central securities depositories (CSD); SIS SEGAINTERSETTLE AG, CRESTCo or Euroclear. Members can choose to settle from one or more account within these CSD’s and when counterparties have selected different CSD’s, settlement will be cross-border. The introduction of a central counterparty is planned for the beginning of 2003 which will allow optional netting of trades.

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

Trading on the New York Stock Exchange

     UBS listed its shares on the New York Stock Exchange (“NYSE”) on 16 May 2000.

     As of 31 December 2002, the equity securities of nearly 2,800 corporations were listed on the NYSE. Non-US issuers, currently over 470 in number with a combined market valuation exceeding USD 4 trillion, are playing an increasingly important role on the NYSE.

     The NYSE is open Monday through Friday, 9:30 A.M. - 4:00 P.M., EST.

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

     At the NYSE, each listed stock is assigned to a single post where the specialist manages the auction process. NYSE members bring all orders for NYSE-listed stocks to the Exchange floor either electronically or through a floor broker. As a result, the flow of buy and sell orders for each stock is funnelled to a single location.

     This heavy stream of diverse orders is one of the great strengths of the Exchange. It provides liquidity — the ease with which securities can be bought and sold without wide price fluctuations.

     When an investor’s transaction is completed, the best price will have been exposed to a wide range of potential buyers and sellers.

     Every transaction made at the NYSE is under continuous surveillance during the trading day. Stock Watch, a computer system that searches for unusual trading patterns, alerts NYSE regulatory personnel to possible insider trading abuses or other prohibited trading practices. The NYSE’s other regulatory activities include the supervision of member firms to enforce compliance with financial and operational requirements, periodic checks on brokers’ sales practices, and the continuous monitoring of specialist operations.

Trading on the Tokyo Stock Exchange

     The volume of UBS shares traded on the Tokyo Stock Exchange is negligible in comparison to the volume on virt-x or on the NYSE.

D—Selling Shareholders.

     Not required because this Form 20-F is filed as an annual report.

E—Dilution.

     Not required because this Form 20-F is filed as an annual report.

F—Expenses of the Issue.

     Not required because this Form 20-F is filed as an annual report.

Item 10.    Additional Information.

A—Share Capital.

     Not required because this Form 20-F is filed as an annual report.

B—Memorandum and Articles of Association.

     Please see:

a)	Item 14 of our registration statement on Form 20-F filed 9 May 2000. Please see Articles of Association of UBS AG and Organization Regulations of UBS AG filed as Exhibits 1.1 and 1.2, respectively.

b)	The section Global Registered Share on pages 134 to 135 of the attached Handbook 2002/2003 which provides details of recent changes relating to the par value of the UBS share.

c)	Pages 7 and 134 of the attached Handbook 2002/2003 which provide details of our new transfer agent in the US, Mellon Investor Services.

C—Material Contracts.

     None.

D—Exchange Controls.

     There are no restrictions under UBS’s Articles of Association or Swiss law, presently in force, that limit the right of non-resident or foreign owners to hold UBS’s securities freely. There are currently no Swiss foreign exchange controls or other Swiss laws restricting the import or export of capital by UBS or its subsidiaries. In addition, there are currently no restrictions under Swiss law affecting the remittance of dividends, interest or other payments to non-resident holders of UBS securities.

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

     A US holder that qualifies for Treaty benefits may apply for a refund of the withholding tax withheld in excess of the 15% Treaty rate. The claim for refund must be filed with the Swiss Federal Tax Administration, Eigerstrasse 65, CH-3003 Berne, Switzerland no later than December 31 of the third year following the end of the calendar year in which the income subject to withholding was due. The form used for obtaining a refund is Swiss Tax Form 82 (82C for companies; 82E for other entities; 82I for individuals), which may be obtained from any Swiss Consulate General in the United States or from the Swiss Federal Tax Administration at the address above. The form must be filled out in triplicate with each copy duly completed and signed before a notary public in the United States. The form must be accompanied by evidence of the deduction of withholding tax withheld at the source.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

A—Quantitative Information About Market Risk.

     Please see the section Market Risk on pages 71 to 75 of the attached Handbook 2002/2003.

B—Qualitative Information About Market Risk.

     Please see the section Market Risk on pages 71 to 75 of the attached Handbook 2002/2003.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

     Not applicable.

Item 15. Controls and Procedures.

     Please see page 116 of the attached Handbook 2002/2003.

Item 16. [Reserved].

Item 17. Financial Statements.

     Not applicable.

Item 18. Financial Statements.

     The Financial Statements included on pages 77 to 177 of the attached Financial Report 2002 are incorporated by reference herein.

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

7.	Statement regarding ratio of earnings to fixed charges.

8.	Significant Subsidiaries of UBS AG. Please see Note 35 on pages 153 to 156 of the attached Financial Report 2002.

10.	Consent of Ernst & Young Ltd.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UBS AG

/s/ Peter A. Wuffli ———————————————————————— Name: Peter A. Wuffli Title: President of the Group Executive Board

/s/ Hugo Schaub ———————————————————————— Name: Hugo Schaub Title: Group Controller

Date: March 19, 2003

CERTIFICATIONS UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Peter A. Wuffli, certify that:

1.	I have reviewed this annual report on Form 20-F of UBS AG;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 19, 2003

/s/ Peter A. Wuffli Name: Peter A. Wuffli Title: President of the Group Executive Board (principal executive officer)

I, Hugo Schaub, certify that:

1.	I have reviewed this annual report on Form 20-F of UBS AG;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 19, 2003

/s/ Hugo Schaub Name: Hugo Schaub Title: Group Controller (principal accounting officer and principal financial officer)

Contents

Profile
Introduction	1
UBS Group Financial Highlights	2
UBS Group	3
Our Business Groups	4
Sources of Information about UBS	5
Information for Readers	8

Group Financial Review	19
Group Results	20

Review of Business
Group Performance	35
Introduction	36
UBS Wealth Management & Business Banking	42
UBS Global Asset Management	52
UBS Warburg	57
UBS PaineWebber	66
Corporate Center	72

UBS Group Financial Statements	77

UBS AG (Parent Bank)	179

Additional Disclosure Required under SEC Regulations	193

Introduction

The Financial Report 2002 forms an essential part of our reporting portfolio. It includes the audited Financial Statements of the UBS Group for 2002 and 2001, prepared according to International Financial Reporting Standards (IFRS) and reconciled to the United States’ Generally Accepted Accounting Principles (US GAAP), and the audited financial statements of UBS AG (the “Parent Bank”) for 2002, prepared according to Swiss Banking Law requirements. It also contains a discussion and analysis of the financial and business performance of the UBS Group and its Business Groups, and additional disclosures required under Swiss and US regulations.

The Financial Report should be read in conjunction with the other information published by UBS, described on pages 5 and 6.

We hope that you will find the information in our reporting documents useful and informative. We believe that UBS is among the leaders in corporate disclosure, but we would be very interested to hear your views on how we might improve the content and presentation of our information portfolio.

Mark Branson
Chief Communication Officer
UBS AG

Profile

UBS Group Financial Highlights

[1]	Operating expenses/operating income before credit loss expense.

[2]	Excludes the amortization of goodwill and other intangible assets.

[3]	For EPS calculation, see Note 8 to the Financial Statements.

[4]	Net profit/average shareholders’ equity excluding dividends.

[5]	Includes hybrid Tier 1 capital, please refer to Note 29e in the Notes to the Financial Statements.

[6]	Klinik Hirslanden was sold on 5 December 2002. The Group headcount does not include the Klinik Hirslanden headcount of 2,450 and 1,839 for 31 December 2001 and 31 December 2000, respectively.

[7]	See the Capital strength section on pages 10 and 11 of the UBS Handbook 2002/2003.

[8]	Details of significant financial events can be found in the Group Financial Review section.

The segment results have been restated to reflect the new Business Group structure and associated management accounting changes implemented during 2002.

All results presented include PaineWebber from the date of acquisition, 3 November 2000.

CHF million, except where indicated	% change from
For the year ended	31.12.02	31.12.01	31.12.00	31.12.01

Income statement key figures
Operating income	34,121	37,114	36,402	(8)
Operating expenses	29,577	30,396	26,203	(3)
Operating profit before tax	4,544	6,718	10,199	(32)
Net profit	3,535	4,973	7,792	(29)
Cost/income ratio (%)[1]	86.2	80.8	72.2
Cost/income ratio before goodwill (%)[1,2]	79.0	77.3	70.4

Per share data (CHF)
Basic earnings per share[3]	2.92	3.93	6.44	(26)
Basic earnings per share before goodwill[2,3]	4.73	4.97	7.00	(5)
Diluted earnings per share[3]	2.87	3.78	6.35	(24)
Diluted earnings per share before goodwill[2,3]	4.65	4.81	6.89	(3)

Return on shareholders’ equity (%)
Return on shareholders’ equity[4]	8.9	11.7	21.5
Return on shareholders’ equity before goodwill[2,4]	14.4	14.8	23.4

CHF million, except where indicated				% change from
As at	31.12.02	31.12.01	31.12.00	31.12.01

Balance sheet key figures
Total assets	1,181,118	1,253,297	1,087,552	(6)
Shareholders’ equity	38,991	43,530	44,833	(10)

Market capitalization	79,448	105,475	112,666	(25)

BIS capital ratios
Tier 1 (%)[5]	11.3	11.6	11.7	7
Total BIS (%)	13.8	14.8	15.7
Risk-weighted assets	238,790	253,735	273,290	(6)

Invested assets (CHF billion)	2,037	2,448	2,445	(17)

Headcount (full-time equivalents)	69,061	69,985[6]	71,076[6]	(1)

Long-term ratings[7]
Fitch, London	AAA	AAA	AAA
Moody’s, New York	Aa2	Aa2	Aa1
Standard & Poor’s, New York	AA+	AA+	AA+

Earnings adjusted for significant financial events and pre-goodwill [2,8]
CHF million, except where indicated				% change from
For the year ended	31.12.02	31.12.01	31.12.00	31.12.01

Operating income	33,894	37,114	36,402	(9)
Operating expenses	27,117	29,073	25,096	(7)
Operating profit before tax	6,777	8,041	11,306	(16)
Net profit	5,529	6,296	8,799	(12)

Cost/income ratio (%)[1]	79.5	77.3	69.2
Basic earnings per share (CHF)[3]	4.57	4.97	7.28	(8)
Diluted earnings per share (CHF)[3]	4.50	4.81	7.17	(6)

Return on shareholders’ equity (%)[4]	13.9	14.8	24.3

UBS Group

UBS is one of the world’s leading financial firms, serving a discerning global client base. As an organization, we combine financial strength with a global culture that embraces change. We are the world’s leading provider of wealth management services and one of the largest asset managers globally. In the investment banking and securities businesses, we are among the select bracket of major global houses. In Switzerland, we are the clear market leader serving corporate and retail clients. As an integrated firm, we create added value for our clients by drawing on the combined resources and expertise of all our businesses.

Our first priority is always our clients’ success and we put advice at the heart of our relationships with them. We take the time to understand the unique needs and goals of each of our clients. Our priority is to provide premium quality services to our clients, giving them the best possible choice by supplementing best-in-class solutions we develop ourselves with a quality-screened selection of products from others.

With head offices in Zurich and Basel, and more than 69,000 employees, we operate in over 50 countries and from all major international financial centers. Our global physical presence is complemented by our strategy of offering clients products and services via a variety of different channels — from the traditional retail bank branch to sophisticated, interactive online tools, helping us to deliver our services more quickly, widely and cost-effectively than ever before.

Profile

  Our Business Groups

All our Business Groups are in the top echelons of their sectors globally and are committed to vigorously growing their franchises.

UBS Wealth Management & Business Banking

UBS Wealth Management & Business Banking is the world’s leading wealth management business and the leading corporate and retail bank in Switzerland. Almost 3,300 private banking client advisors, working from offices around the world, provide a comprehensive range of in-house and third party products and services customized for wealthy individuals. The Business Banking unit, holding roughly a quarter of the Swiss lending market, offers comprehensive banking and securities services for 3.5 million individuals and 180,000 corporate clients in Switzerland as well as 5,000 financial institutions worldwide.

UBS Global Asset Management

UBS Global Asset Management is a leading institutional asset manager and mutual fund provider, with invested assets of CHF 557 billion. It offers a broad range of asset management services and products for institutional clients and financial intermediaries across the world.

UBS Warburg

UBS Warburg is a global investment banking and securities firm. Consistently placing in the top tier of major industry rankings, it is a leading player in the global primary and secondary markets for equity and fixed income products. In investment banking, it provides first-class advice and execution capabilities to its client base worldwide. Sharply client-focused, it provides innovative products, top-quality research and comprehensive access to the world’s capital markets for its corporate and institutional clients and for the rest of UBS.

UBS PaineWebber

UBS PaineWebber is the fourth largest private client business in the US, with a client base of over 2 million private investors — focused on the most affluent in the country. Its network of almost 9,000 financial advisors manage CHF 584 billion in invested assets and provide sophisticated wealth management services to their clients.

Corporate Center

The role of the Corporate Center is to ensure that the Business Groups operate as a coherent and effective whole, in alignment with UBS’s overall corporate goals. The scope of Corporate Center’s activities covers financial and capital management, risk management and control, branding, communication, legal advice and human resources management.

Sources of Information about UBS

This Financial Report contains our audited Financial Statements for the year 2002 and the related detailed analysis. You can find out more about UBS from the sources shown below.

Publications

This Financial Report is available in English and German. (SAP-R/3 80531-0301).

Annual Review 2002

Our Annual Review contains a short description of UBS, what our vision and values are, as well as a summary review of our performance in the year 2002. It is available in English, German, French, Italian and Spanish. (SAP-R/3 80530-0301).

Handbook 2002/2003

Our Handbook 2002/2003 contains a detailed description of UBS, its strategy, organization and the businesses that make it up. It is available in English and German. (SAP-R/3 80532-0301).

Quarterly reports

We provide detailed quarterly financial reporting and analysis, including comment on the progress of our businesses and key strategic initiatives. These quarterly reports are available in English.

How to order reports

Each of these reports is available on the internet at: www.ubs.com/investors, in the “Financials” section. Alternatively, printed copies can be ordered, quoting the SAP number and the language preference where applicable, from UBS AG, Information Center, CA50-XMB, P.O. Box, CH-8098 Zurich, Switzerland.

E-information tools for investors

Website

Our Investors and Analysts website at www.ubs.com/investors offers a wide range of information about UBS, including our financial reporting, media releases, UBS share price graphs and data, corporate calendar and dividend information and copies of recent presen-
tations given by members of senior management to investors at external conferences.
     Our internet-based information is available in English and German, with some sections in French and Italian.

Messenger service

On the Investors and Analysts website, you can register to receive news alerts about UBS via Short Messaging System (SMS) or e-mail. Messages are sent in either English or German and users are able to state their preferences for the topics of the alerts received.

Results presentations

Senior management present UBS’s results every quarter. These presentations are broadcast live over the internet, and can be downloaded on demand. The most recent results webcasts can be found in the “Financials” section of our Investors and Analysts website.

UBS and the environment

The Handbook 2002/2003 contains a summary of UBS environmental policies as part of the Corporate Responsibility section. More detailed information is available at: www.ubs.com/ environment

Form 20-F and other submissions to the US Securities and Exchange Commission

We file periodic reports and submit other information about UBS with the US Securities and Exchange Commission (SEC). Principal among these filings is the Form 20-F, our Annual Report filed pursuant to the US Securities Exchange Act of 1934.
     Our Form 20-F filing is structured as a “wrap-around” document. Most sections of the filing are satisfied by referring to parts of this

                                                                Profile

Handbook or to parts of the Financial Report 2002. However, there is a small amount of additional information in the Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. You are encouraged to refer to this additional disclosure.

     You may read and copy any document that we file with the SEC on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 450 Fifth Street NW, Washington, DC, 20549. Please call the SEC at 1-800-SEC-0330 (in the US) or at +1 202 942 8088 (outside the

US) for further information on the operation of its public reference room. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005 and the American Stock Exchange LLC, 86 Trinity Place, New York, NY 10006. Much of this additional information may also be found on the UBS website at www.ubs.com/investors, and copies of documents filed with the SEC may be obtained from UBS’s Investor Relations team, at the addresses shown on the following page.

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
     The addresses and telephone numbers of our

two registered offices and principal places of business are:

     Bahnhofstrasse 45, CH-8098 Zurich, Switzerland, telephone +41-1-234 11 11;
and Aeschenvorstadt 1, CH-4051 Basel, Switzerland, telephone +41-61-288 20 20.
     UBS AG shares are listed on the SWX Swiss Exchange and traded through the latter’s majority-owned virt-x trading platform. UBS shares are also listed on the New York Stock Exchange and the Tokyo Stock Exchange.

Switchboards	Zurich	+41 1 234 1111
For all general queries.	London	+44 20 7568 0000
	New York	+1 212 821 3000
	Hong Kong	+852 2971 8888

UBS Investor Relations	Zurich
Our Investor Relations team supports	Hotline:	+41 1 234 4100	UBS AG
institutional, professional	Christian Gruetter	+41 1 234 4360	Investor Relations G41B
and retail investors from offices in	Mark Hengel	+41 1 234 8439	P.O. Box
Zurich and New York.	Catherine Lybrook	+41 1 234 2281	CH-8098 Zurich, Switzerland
	Oliver Lee	+41 1 234 2733
www.ubs.com/investors	Fax	+41 1 234 3415
New York
	Hotline:	+1 212 713 3641	UBS Americas Inc.
	Richard Feder	+1 212 713 6142	Investor Relations
	Christopher McNamee	+1 212 713 3091	135 W. 50th Street, 9th Floor
	Fax	+1 212 713 1381	New York, NY 10020, USA
sh-investorrelations@ubs.com

UBS Group Media Relations	Zurich	+41 1 234 8500	sh-gpr@ubs.com
Our Group Media Relations team	London	+44 20 7567 4714	sh-mr-london@ubsw.com
supports global media and	New York	+1 212 713 8391	sh-mediarelations-ny@ubsw.com
journalists from offices in Zurich, London,	Hong Kong	+852 2971 8200	sh-mediarelations-ap@ubs.com
New York and Hong Kong.

www.ubs.com/media

UBS Shareholder Services	Hotline	+41 1 235 6202	UBS AG
UBS Shareholder Services, a unit of	Fax	+41 1 235 3154	Shareholder Services — GUMV
the Company Secretary, is responsible			P.O. Box
for the registration of the Global			CH-8098 Zurich, Switzerland
Registered Shares. It is split into two
parts — a Swiss register, which is			sh-shareholder-service@ubs.com
maintained by UBS acting as Swiss transfer
agent, and a US register, which is
maintained by Mellon Investor Service
as US transfer agent (see below).

US Transfer Agent	calls from the US	+1 866 541 9689	c/o Mellon Investor Services
For all Global Registered Share	calls outside the US	+1 201 329 8451	Overpeck Centre
related queries in the USA. www.melloninvestor.com			85 Challenger Road Ridgefield Park, NJ 07660, USA shrrelations@melloninvestor.com

UBS listed its Global Registered Shares on the New York Stock Exchange on 16 May 2000. Prior to that date UBS operated an ADR program. See the Frequently Asked Questions (FAQs) section at www.ubs.com/investors for further details about the UBS share.

Profile

Information for Readers

The discussion and analysis in the Group Financial Review and Review of Business Group Performance should be read in conjunction with the UBS Group Financial Statements and the related notes, which are shown in pages 77 to 177 of this document.

Parent Bank

Pages 179 to 190 contain the financial statements for the UBS AG Parent Bank — the Swiss company, including branches worldwide, which owns all the UBS Group companies, directly or indirectly. Except in those pages, or where otherwise explicitly stated, all references to “UBS” refer to the UBS Group and not to the Parent Bank.

Accounting standards

The UBS Group Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS). As a US listed company, UBS Group provides a description in Note 39 to the UBS Group Financial Statements of the significant differences which would arise were our accounts to be presented under the United States Generally Accepted Accounting Principles (US GAAP), and a detailed reconciliation of IFRS shareholders’ equity and net profit to US GAAP. Major differences between Swiss Federal Banking Law requirements and IFRS are described in Note 38 to the UBS Group Financial Statements.

     Except where clearly identified otherwise, all of UBS Group’s financial information presented in this document is presented on a consolidated basis under IFRS.
     The Parent Bank’s financial statements are prepared in order to meet Swiss regulatory requirements and in compliance with Swiss Federal Banking Law.
     All references to 2002, 2001 and 2000 refer to the UBS Group and the Parent Bank’s fiscal years ended 31 December 2002, 2001, and 2000, respectively. The Financial Statements for the UBS

Group and the Parent Bank for each of these periods have been audited by Ernst & Young Ltd., as described in the Report of the Independent Auditors on page 177 and the Report of the Statutory Auditors on page 189.

Changes to accounting presentation

The segment reporting shown in Note 2 to UBS Group Financial Statements has been restated to reflect the reorganization of the Group in 2002. See the “Review of Business Group Performance” on page 35 for details of changes since the 2001 presentation.

PaineWebber merger

Except where otherwise stated, all 2000 figures for UBS Group throughout this report include the impact of the merger with Paine Webber Group, Inc., which was completed on 3 November 2000. Under purchase accounting rules, the results for 2000 reflect PaineWebber’s income and expenses for two months only, from 3 November 2000 until 31 December 2000.

Restructuring provision

After the merger of Swiss Bank Corporation and Union Bank of Switzerland was completed on 29 June 1998, we began integrating the operations of the two predecessor banks. This process included streamlining operations, eliminating duplicate information technology infrastructure, and consolidating banking premises. We established a restructuring provision of CHF 7 billion to cover UBS’s expected costs associated with the integration process. In December 1999, we recognized an additional pre-tax restructuring charge of CHF 300 million because of the merger.

     We completed the integration and restructuring process relating to the merger as of 31 December 2001 and released the remaining CHF 21 million of the restructuring provision to the income statement.

Critical accounting policies

Basis of preparation and selection of policies

We prepare our Financial Statements in accordance with IFRS, and provide a reconciliation to generally accepted accounting principles in the United States (US GAAP). When feasible, we reduce the differences between our Financial Statements under the two standards by applying accounting policies that are in accordance with both sets of standards. This approach limits (but does not completely eliminate) the range of elective accounting treatments available to us, but there are still rules under both standards which require us to apply judgement and make estimates in preparing our Financial Statements. The more significant of these accounting treatments are discussed in this section, as a guide to understanding how their application affects our reported results and our disclosure. A broader description of the accounting policies we employ is shown in Note 1 to the UBS Group Financial Statements.
     The existence of alternatives and the application of judgement mean that any selection of different alternatives or estimates would cause our reported results to differ. We believe that the choices we have made are appropriate, and that our Financial Statements therefore present our financial position and results fairly, in all material respects. The alternative outcomes discussed below are presented solely to assist the reader in understanding our Financial Statements, and are not intended to suggest that other alternatives or estimates would be more appropriate.
     Many of the judgements which we make in applying accounting principles depend on an assumption, which we believe to be correct, that UBS maintains sufficient liquidity to hold positions or investments until a particular trading strategy matures — i.e. that we do not need to realize positions at unfavorable prices in order to fund immediate cash needs. Liquidity is discussed in more detail on pages 81 to 84 of the Handbook 2002/2003.

Recognition and measurement of financial instruments

On 1 January 2001, UBS Group adopted the accounting standard IAS 39: recognition and measurement of financial instruments. The principal effects of the standard on our accounts are outlined as follows.

Profit and loss impact

UBS’s strategy is to attempt to minimize the profit and loss volatility that can be caused by unrealized gains and losses on recognized financial assets and liabilities carried at fair value. Upon implementation of IAS 39, UBS elected to record changes in fair value of financial assets classified as “available-for-sale” directly in shareholders’ equity rather than in earnings.

Changes to shareholders’ equity

With the implementation of IAS 39 we identified “Gains/losses not recognized in the income statement” as a separate section within shareholders’ equity. Within this we show three subsections, “Foreign currency translation” (which was an existing line in shareholders’ equity, reported in previous years) and two additional subsections introduced as a result of the adoption of IAS 39 on 1 January 2001, and which are “Unrealized gains/losses on available-for-sale investments”, and “Changes in fair value of derivative instruments designated as cash flow hedges”. Both subsections had opening balances:
–	the opening balance of “Unrealized gains/ losses on available-for-sale investments” was a net increase of CHF 1,577 million, net of taxes, on 1 January 2001 due to unrealized mark-to-market gains on financial investments classified as available for sale which were principally attributable to private equity investments, but which also included other financial investments held by the Group.
–	the opening balance of “Changes in fair value of derivative instruments designated as cash flow hedges” was a net loss of CHF 380 million, net of taxes, on 1 January 2001 due to unrealized mark-to-market losses on derivatives designated as cash flow hedges. These losses were previously recorded in the balance sheet as part of “Deferred losses”.
     All movements within these categories are now recorded each year in the statement of changes in equity.

Financial instruments — fair value

Our trading portfolio assets and liabilities are recorded at fair value on the balance sheet, with changes in fair value recorded as trading income in the income statement. Key judgements affecting this accounting policy relate to how we determine fair value for such assets and liabilities.

Profile

     For substantially all of our portfolios, fair values are based on quoted market prices for the specific instrument, comparisons with other highly similar financial instruments, or the use of models. Valuation models are used primarily to value credit derivatives and certain equity and fixed income derivatives. Where valuation models are used to compute fair values, or where they are used in our control functions for independent risk monitoring, they must be validated and periodically reviewed by qualified personnel independent of the area that created the model.

     There are a variety of factors that are considered by our models, including time value and volatility factors, counterparty credit quality, activity in similar instruments in the market, administrative costs over the life of the transaction, and liquidity/market volume considerations, among others. Changes in assumptions about these factors could affect the reported fair value of financial instruments. However, because these factors can change with no correlation to each other, it is not possible to provide a meaningful estimate of how changes in any of these factors could affect reported fair value of the portfolio as a whole.
     As a result of the potential variability in computed fair values, valuation adjustments are an integral part of the valuation process and are applied consistently from period to period. Establishing valuations inherently involves the use of judgement, and management also applies its judgement in establishing reserves against indicated valuations for aged positions, deteriorating economic conditions (including country-specific risks), concentrations in specific industries, types of instruments or currencies, market liquidity, model risk itself, and other factors.
     Despite the fact that a significant degree of judgement is required in order to establish fair values in some cases, management believes the fair values recorded in the balance sheet and the changes in fair values recorded in the income statement are reasonable, based on a number of controls and procedural safeguards we employ. Before models are used, they are certified by our independent control function, called Quantitative Risk Management. We then generally employ “back-testing” procedures to test model outputs with actual data and apply our models consistently from one period to the next, while also searching for comparative market prices for additional verification.

     Hedge accounting. IAS 39 allows a company to apply hedge accounting if it fully complies with the specified hedge criteria. One of the goals of a hedging program is to reduce volatility of fair values by entering into a hedging transaction where changes in fair values of the hedging transaction offset changes in the fair values of the hedged item. Due to cost and other considerations, a transaction may not be hedged over its entire life, or a dynamic hedging strategy may be used whereby different transactions are designated as the hedging transaction at different times. However, if the hedged item is one that would normally not be recorded at fair value (for instance if it is held at cost less impairment), but the hedging instrument is of a sort that would normally be accounted for at fair value, there could be substantial differences in the profit and loss effect for the two items during specific accounting periods, although over the whole life of the instrument these would be expected to balance out. We believe that, in such cases, not applying hedge accounting could lead to misinterpretations of our results and financial position, since hedging transactions could have a material impact on reported net profit in a particular period.

     In principle, we apply hedge accounting whenever we meet the criteria of IAS 39 so that our Financial Statements clearly reflect the economic hedge effect obtained from the use of these instruments. However, in connection with economically hedging selected credit risk exposures we have entered into credit default swaps (CDS) that include conditions that prevent their qualifying for hedge accounting under IAS 39. CDSs are derivative instruments carried on our balance sheet at fair value with changes in fair value recorded in net trading income. This may add volatility to our net trading income results, and the impact may be either positive or negative in a particular period. The use of CDSs coupled with not applying hedge accounting may also add volatility to net profit because changes in fair value of a CDS and any credit loss expense relating to the hedged exposure may well be recorded in different periods. Typically, the credit rating of a company that ultimately defaults on its obligations deteriorates gradually over a period of time. Such deterioration is reflected in a gradual increase in fair value of the related CDS, resulting in trading income gains being recorded. On the other hand, a credit loss expense is not recorded until the claim is deemed to be impaired, or if an undrawn commitment is expected to be drawn without prospect of full repayment. This timing mismatch between recognizing income from increases in the fair value of a CDS and recognizing expense for credit losses may introduce period-to-period volatility in net profit. In addition, the positive effect of CDSs on reducing credit losses is not reflected as a reduction in reported credit loss expense.

     In 2002, UBS recorded mark-to-market gains of CHF 226 million on CDSs that hedge existing credit risk exposures without recording a corresponding credit loss expense. Had our CDSs qualified for hedge accounting, we could have deferred recognition of gains on the CDSs until the underlying claim became impaired. Unless we decide to settle CDSs prematurely, and thus realize the mark-to-market gains, for example because we believe that we will ultimately not incur a credit loss on the hedged exposure, these mark-to-market gains may be offset by losses in future periods. This may occur either because the fair value of the CDS will decrease or because a credit loss is incurred on the hedged exposure.
     Applying hedge accounting means that changes in the fair values of designated hedging instruments affect reported net profit in a period only to the extent that each hedge is ineffective. Alternatively, if we were to choose not to apply hedge accounting, the entire change in fair value of the designated hedging instruments in each individual reporting period would be reported in net income for that period, regardless of the economic effectiveness of the hedge. For our fair value hedges, not applying hedge accounting would have resulted in a pre-tax gain of CHF 951 million in 2002 and a pre-tax gain of CHF 319 million in 2001. For our cash flow hedges, the respective amounts are a pre-tax gain of CHF 326 million for 2002 and a pre-tax loss of CHF 79 million for 2001. Please refer to Note 1(v) to the UBS Group Financial Statements for further information on hedge accounting.

Financial investments — available-for-sale

UBS has classified some of its financial assets, including investments not held for trading purposes, as available-for-sale. This classification is based on our determination that these assets are not held for the purpose of generating short-term trading gains, but rather for mid-to-long-term capital appreciation. If we had originally decided that these were trading assets, or if we were to reclassify these assets as trading assets, changes in fair value would then have to be reflected in income rather than shareholders’ equity. The amount of unrealized gains or losses on the balance sheet date is disclosed in the statement of changes in equity in the UBS Group Financial Statements.

     Companies held in our private equity portfolio are not consolidated in UBS’s Financial Statements. This treatment has been determined after considering such matters as liquidity, exit strategies and degree and timing of our influence and control over these investments.
     We classify our private equity investments as financial investments available-for-sale, and carry them on the balance sheet at fair value, with changes in fair value being recorded directly in equity. However, unrealized losses that are not expected to be recoverable within a reasonable time period are recorded in our income statement as impairment charges. Since quoted market prices are generally unavailable for these companies, fair value is determined by applying recognized valuation techniques, which require the use of assumptions and estimates. The valuation of our investments is derived by application of our valuation policy in a detailed quarterly investment by investment review involving the business and control functions. Our standard valuation method is to apply multiples of earnings that are observed for comparable companies. These multiples depend on a number of factors and may fluctuate over time. However the geographic, stage and sector diversity of the portfolio means that the valuations of these positions may not move uniformly based on the changing economic environment. Although judgement is involved, we believe that the estimates and assumptions made in determining the fair value of each investment are reasonable and supportable. Since there are no general estimates or assumptions underlying the determination of fair value, but instead fair value is determined on a case-by-case basis, it is not possible to provide any meaningful estimate of the impact on earnings of variations in assumptions and estimates.
     In addition, the determination of when a decline in fair value below cost is not recoverable within a reasonable time period is judgemental by nature, so profit and loss could be affected by differences in this judgement. We generally consider investments as impaired if a significant

Profile

decline in fair value below cost extends beyond the near term, unless it is readily apparent that an investment is impaired, in which case this would result in an immediate loss recognition.

Goodwill and other intangible assets

We regularly review assets that are not carried at fair value for possible impairment indications. If impairment indicators are identified, we make an assessment about whether the carrying value of such assets remains fully recoverable. When making this assessment, we compare the carrying value to the market value, if available, or the value in use. Value in use is determined by discounting expected future net cash flows generated by an asset or group of assets to present value. Determination of the value in use requires management to make assumptions and use estimates. We believe that the assumptions and estimates used are reasonable and supportable in the existing market environment, but different ones could be used which would lead to different results.
     The single most significant amount of goodwill relates to the acquisition of PaineWebber. The valuation model used to determine the fair value of UBS PaineWebber is sensitive to changes in the assumptions about the discount rate, growth rate and expected cash flows (i.e. assumptions about the future performance of the business). Adverse changes in any of these factors could lead us to record a goodwill impairment charge.
     In the fourth quarter of 2002, we took the decision to move all our businesses to the single UBS brand name. That decision necessitated the writeoff of the carrying value of the intangible asset related to the PaineWebber brand name, which resulted in a charge of CHF 953 million net of tax. Had we not made the decision to abandon the PaineWebber brand name, the writeoff would not have been made as it would not have been deemed impaired.

Allowances and provisions for credit losses

UBS classifies a claim as impaired if the book value of the claim exceeds the present value of the cash flows actually expected in future periods — interest payments, scheduled principal repayments, or other payments due (for example on derivatives transactions or guarantees), including liquidation of collateral where available. UBS has established policies to ensure that the carrying values of impaired claims are determined on a consistent and fair basis, especially for those impaired claims for which no market estimate or benchmark for the likely recovery value is available. Future cash flows considered recoverable are discounted to present value in accordance with IAS 39. A provision is then recorded for the probable loss on the claim in question and charged to the income statement as credit loss expense.

     Each case is assessed on its merits, and the workout strategy and estimate of cash flows considered recoverable are independently approved by the Credit Risk Control function. Although judgement is involved, we believe that the estimates and assumptions made in determining provisions and allowances on each individual impaired claim are reasonable and supportable. Since there are no general estimates or assumptions underlying the determination of allowances and provisions, but instead, as noted above, these allowances and provisions are determined on a case-by-case basis, it is not possible to provide any meaningful estimate of the impact on earnings of variations in assumptions and estimates.
     Further details on this subject are given in Note 1(l) to the UBS Group Financial Statements and in the “Risk analysis” section of the Handbook 2002/2003, on pages 59 to 77.

Securitizations and Special Purpose Entities

UBS sponsors the formation of Special Purpose Entities (SPEs) primarily for the purpose of allowing clients to hold investments, for asset securitization transactions, and for buying or selling credit protection. In accordance with IFRS we do not consolidate SPEs that we do not control. As it can sometimes be difficult to determine whether we exercise control over an SPE, we have to make judgements about risks and rewards as well as our ability to make operational decisions for the SPE in question. In many instances, elements are present that, considered in isolation, indicate control or lack of control over an SPE, but when considered together make it difficult to reach a clear conclusion. In such cases the Group generally consolidates an SPE.
     UBS has a comprehensive process for monitoring and controlling the creation and running of SPEs, designed to ensure that they are created only for purposes connected with our business, which includes the facilitation of client investment objectives, that any change of terms or status, such as the activation of a dormant SPE, is appropriate and that the SPEs and their assets and liabilities are properly recorded, if consolidated.

     UBS manages the risk of consolidated SPEs in the same way as for any other subsidiary. Unconsolidated SPEs are treated like any other unaffiliated counterparty, under normal credit risk principles.

Principal types of SPE used by UBS

SPEs used to allow clients to hold investments are structures that allow one or more clients to invest in an asset or set of assets which are generally purchased by the SPE in the open market and not transferred from UBS. The risk or reward of the assets held by the SPE resides with the clients. Typically, UBS will receive service and commission fees for creation of the SPE, or because it acts as investment manager, custodian or in some other function.
     These SPEs range from mutual funds to trusts investing in real estate, for example UBS Alternative Portfolio AG, which provides a vehicle for investors to invest in a diversified range of alternative investments through a single share. The majority of our SPEs fall into this category. SPEs created for client investment purposes are not consolidated.
     SPEs used for securitization. SPEs for securitization are created when UBS has assets (for example a portfolio of loans) which it sells to an SPE. The SPE in turn sells interests in the assets as securities to investors. Consolidation of these SPEs depends on whether UBS retains the risks and rewards of the assets in the SPE.
     We do not consolidate SPEs for securitization if UBS has no control over the assets and no longer retains any significant exposure (gain or loss) to the returns, including liquidation, on the assets sold to the SPE. This type of SPE is a bankruptcy-remote entity — if UBS were to go bankrupt, the holders of the securities would clearly be owners of the assets, while if the SPE were to go bankrupt, the securities holders would have no recourse to UBS.
     In some cases UBS does retain exposure to some of the returns from the assets sold to the SPE — for example first loss on a loan portfolio. In these cases we consolidate the SPE and then derecognize the assets to the extent that we do not have exposure.
     SPEs for credit protection are set up to allow UBS to sell the credit risk on portfolios, that may or may not be held by UBS, to investors. They are primarily to allow UBS to have a single counterparty (the SPE) which sells credit protection to UBS. The SPE in turn has investors who provide it with capital and participate in the risks and rewards of the credit events that it insures. SPEs used for credit protection are generally consolidated.

Equity compensation

Currently IFRS does not specifically address the recognition and measurement of equity-based compensation plans, including employee option plans. Extensive literature on accounting for options granted to employees exists under US GAAP, which permits a company to elect either the intrinsic value method or the fair value method. Under the intrinsic value method, if the exercise price of options granted is equal to or greater than the fair value of the underlying equity at grant date, no compensation expense need be recorded. Under the fair value method, an amount would be computed for such options and charged to compensation expense. For IFRS, UBS records as compensation expense only the intrinsic value at grant date, if any, of options granted to employees. Subsequent changes in value are not recognized.
     Had we recognized the fair value of stock option grants as compensation expense, net income would have been lower by the following amounts: CHF 690 million in 2002, CHF 347 million in 2001, and CHF 158 million in 2000. Further information on UBS equity compensation plans is disclosed in Note 32 to the UBS Group Financial Statements. In November 2002, the International Accounting Standards Board issued ED2, “Share-based payments”, which is expected to become effective in January 2004. ED2 in its current form would require a different recognition method of compensation expense for the fair value of stock options granted than that applied to determine the amounts disclosed above.

Deferred tax

Deferred tax assets arise from a variety of sources, the most significant being: a) tax losses that can be carried forward to be utilized against profits in future years; b) expenses recognized in the books but disallowed in the tax return until the associated cash flow occurs; and c) valuation changes of assets which need to be tax-effected

Profile

for book purposes but are taxable only when the valuation change is realized.

     UBS records a valuation allowance to reduce its deferred tax assets to the amount that it believes can be realized in its future tax returns. Our valuation allowance is based on the assessment of future taxable income and our tax planning strategies. At each balance sheet date, existing assessments are reviewed and, if necessary, revised to reflect changed circumstances. The magnitude of the valuation allowance is significantly influenced by our own forecast of future profit generation, which drives the extent to which we will be able to utilize the deferred tax assets. Were we to be more optimistic or pessimistic when forecasting future taxable profits we would record a lower or higher valuation allowance, which would have a direct impact on earnings. Additionally, changes in circumstances may result in either an increase or a reduction of the valuation allowance, and therefore net income, depending on an adverse or favorable change in the factors that impact the recognized deferred tax assets. See Note 21 to the UBS Group Financial Statements for further details.

Segment reporting

The policies used to prepare our segment reporting affect the split of our income and expenses between the different Business Groups. Although the application of rules different from the ones we currently use would lead to altered net profit results in the Business Groups, they would have no effect on the total Group profit number.
     The most significant of these policies is the treatment of credit loss expense. If we had not applied the concept of expected loss in calculating the credit loss expense for each Business Group, Corporate Center would have incurred a significantly higher loss in all periods presented, UBS Warburg would have achieved a better result in 2002 but slightly lower profit in both 2001 and 2000, and UBS Wealth Management & Business Banking would have had a modestly better result in 2002 preceded by a significantly higher profit in both 2001 and 2000. The concept of expected credit loss is explained in more detail in the “Management accounting” section of this report on pages 36 to 41, which includes a table which reconciles the expected credit loss amount charged to the Business Groups with the actual IFRS credit loss.

Analysis of adjusted key figures and results

We analyze UBS’s performance on a reported basis determined in accordance with IFRS. Additionally, we provide comments and analysis on an adjusted basis which excludes from the reported amounts certain items we term significant financial events (SFEs). An additional adjustment we use in our results discussion is the exclusion of the amortization of goodwill and other acquired intangible assets.

     These adjustments reflect our internal analysis approach where SFE-adjusted figures before goodwill/intangibles amortization are used to assess past performance against peers and to estimate future growth potential. In particular, our financial targets have been set in terms of adjusted results, excluding SFEs and goodwill/ intangibles amortization, and all the analysis provided in our management accounting is based on operational SFE-adjusted performance.

Significant financial events

For performance analysis, in particular to compare our financial results with previous periods and with peers, we use figures adjusted for significant financial events (SFEs). This helps us to illustrate the underlying operational performance of our business, insulated from the impact of one-off gains or losses outside the normal run of business, and provides a better basis for our internal performance assessment and planning. A policy approved by the Group Executive Board defines which items may be classified as SFEs. In general an item that is treated as a SFE is:
–	Non-recurring
–	Event-specific
–	Material at Group level
–	UBS-specific, not industry-wide
and is not a consequence of the normal run of business.
     Examples of items that we would treat as SFEs include the gain or loss on the sale of a significant subsidiary or associate, such as the sale in 2002 of Klinik Hirslanden and Hyposwiss, or the restructuring costs associated with a major integration, such as the merger with PaineWebber in 2000.
     SFEs are not a recognized accounting concept under IFRS or US GAAP, and are therefore not reflected as such in the UBS Group Financial Statements. We clearly identify all adjusted figures as such, and clearly disclose both the pre-tax amount of each individual significant financial event, and the net tax benefit or loss associated with all the SFEs in each period, allowing the reader to reconcile adjusted figures to the reported ones. Where tables in the Business Group reporting show adjusted figures, we also include a table showing the reported figures.

     SFEs during 2000 and 2002 are shown in the table below and described in more detail below.
     There were no SFEs in 2001.
–	In first quarter 2002, we realized a pre-tax gain of CHF 155 million from the sale of the private bank Hyposwiss.
–	In fourth quarter 2002, we recorded a non-cash pre-tax writedown of CHF 1,234 million related to the PaineWebber brand, an intangible asset. It was recorded following our decision to move to a single UBS brand. This change in our brand strategy was announced in November 2002 and we will effectively introduce the single brand in June 2003.
–	In fourth quarter 2002, we realized a pre-tax gain of CHF 72 million from the sale of Klinik Hirslanden, a private hospital group.
–	During 2000, we recorded restructuring charges and provisions of CHF 290 million pre-tax relating to the integration of Paine-Webber into UBS.
–	In 2000 UBS recognized an additional pre-tax provision of CHF 150 million in connection with the US Global Settlement of World War II-related claims. Previously, we had established a provision of CHF 842 million (in 1998) and one of CHF 154 million (in 1999) relating to this claim.

Amortization of goodwill and other
intangibles

In addition to IFRS figures, we discuss our Group result excluding the amortization of goodwill and other intangibles. The same adjustment is used also for our Group financial targets, including earnings per share. At UBS, we believe that equity values are driven by future cash flows. IFRS rules currently require that goodwill is amortized over its estimated useful life regardless of whether its economic value is maintained or even increased. Furthermore, goodwill is an asset that does not need to be replaced at the end of its life. Consequently, amortization charges do not represent cash outflows and are not an economic cost. Therefore we believe they are not relevant for assessing the value created for our shareholders.
     In our financial reporting, we clearly identify all figures that exclude amortization charges for goodwill and other intangibles and refer to them as “pre-goodwill” figures. Reported figures including amortization charges are always disclosed and precede pre-goodwill disclosure.

Significant Financial Events

CHF million For the year ended	31.12.02	31.12.01	31.12.00

Operating income as reported	34,121	37,114	36,402
Gain on disposal of Hyposwiss	(155)
Gain on disposal of Klinik Hirslanden	(72)

Adjusted operating income	33,894	37,114	36,402

Operating expenses as reported	29,577	30,396	26,203
Writedown of PaineWebber brand name	(1,234)
US Global Settlement Fund provision			(150)
PaineWebber integration costs			(290)

Adjusted operating expenses	28,343	30,396	25,763

Adjusted operating profit before tax and minority interests	5,551	6,718	10,639

Tax expense	678	1,401	2,320
Tax effect of significant financial events	239		100

Adjusted tax expense	917	1,401	2,420
Minority interests	(331)	(344)	(87)

Adjusted net profit	4,303	4,973	8,132

Adjusted net profit before goodwill	5,529	6,296	8,799

Profile

Risk factors

As a global financial services firm, UBS’s businesses are affected by the external environment in the markets in which we operate. Different risk factors can impact our ability to effectively carry out our business strategies or can directly affect our earnings. Due to the factors described below and to other influences beyond our control, UBS’s revenues and operating profit have been and are likely to continue to be subject to a measure of variability from period to period. Therefore UBS’s revenues and operating profit for any particular period may not be indicative of sustainable results, may vary from year to year and may affect our ability to achieve UBS’s strategic objectives.

Fluctuations in interest rates, equity prices, foreign currency rates and other market variables

A substantial part of our business consists of taking trading and investment positions in the debt, currency, equity, precious metal and energy markets and in private equity, real estate and other assets. The value of these assets can be adversely affected by fluctuations in financial markets. While we selectively utilize hedging techniques to mitigate these risks, these hedging techniques may not always be completely effective. More details on our risk management approach are provided in the “Market risk” section in the Handbook 2002/2003.
     Because we prepare our accounts in Swiss francs, changes in currency exchange rates, particularly between the Swiss franc and the US dollar, may have an effect on the earnings that UBS reports (as revenues in US dollars represent the major part of our non-Swiss franc income). Our approach in managing this risk is explained in the “Currency management” section of the “Group Treasury” chapter in the Handbook 2002/2003.
     In addition, changes in financial market structures can affect our earnings. For example, the euro’s introduction in 1999 affected foreign exchange markets in Europe by reducing the extent of foreign exchange dealings among member countries and prompting a greater harmonization of financial products. Movements in interest rates can also affect our results as net interest income is affected by changes in interest rates. Interest rate movements can also affect our fixed income trading portfolio and the investment performance of our asset management businesses.
     Furthermore, income in many of our businesses, such as investment banking, wealth and asset management, is often directly related to client activity levels. As a result, our income is also susceptible to the adverse effect of a sustained market downturn or significant deterioration of investor sentiment. Asset-based revenues generated in our wealth and asset management businesses depend on the levels of client assets which can be adversely affected by a deterioration of market valuations.
     Market values and volumes may be affected by a broad range of issues beyond our control, such as geopolitical events, the possibility of war, terrorism, inflation and economic developments such as recession or depression globally or in particular regions.

Counterparty risks

The results of our credit-related activities (including loans, commitments to lend, other contingent liabilities such as letters of credit, derivative products such as swaps and options) would be adversely affected by any deterioration in the credit-worthiness of our counterparties and the ability of clients to meet their obligations. The credit quality of our counterparties may be affected by various factors, such as an economic downturn, lack of liquidity, or unexpected political events, and as a result these events could cause us to incur greater losses.

     In general, we aim to avoid risk concentrations in our credit portfolio. We believe that the incurred losses are adequately covered by our allowances and provisions. Additionally, we make active use of credit protection. A detailed discussion of credit risk and our approach to managing this risk can be found in the “Risk Analysis” section of the “Risk Management and Control” chapter in the Handbook 2002/ 2003. If our risk management and control measures prove inadequate or are not effective, then credit losses could have a material adverse effect on our income and the value of our assets.

Consequential risk

All our businesses are dependent on our ability to process a large number of complex transactions across many and diverse markets in different currencies and subject to many different legal and regulatory regimes. UBS’s systems and processes are designed to ensure that the risks associated with our activities, including those arising from process error, failed execution, fraud, systems failure, failure of security and physical protection are appropriately controlled. However, if our system of internal controls is ineffective in identifying and remedying these risks, we will be exposed to operational failures that could result in losses. A detailed discussion of our approach in management and control of these risks can be found in the “Consequential risk” section of the “Risk Management and Control” chapter in the Handbook 2002/2003.

Competitive forces

We face intense competition in all aspects of our business. In our various lines of business, we compete, both domestically and internationally, with asset managers, retail and commercial banks, private banking firms, investment banking firms, brokerage firms and other investment services firms. We face intense competition not only from firms competing locally in particular lines of business, but also from global financial institutions that are comparable to us in size and breadth.
     In addition, the trend towards consolidation in the global financial services industry is creating competitors with broader ranges of product and service offerings, increased access to capital, and greater efficiency and pricing power. We expect these trends to continue and competition to increase in the future. Our competitive strength will depend on the ability of our businesses to adapt quickly to significant market and industry trends.

Other risks arising from our global
presence

We operate in over 50 countries, and earn income and hold assets and liabilities in many different currencies and are subject to many different legal and regulatory regimes. Changes in local tax or legal regulations may affect our clients’ ability or willingness to do business with us. Country, regional and political risks may increase market and credit risk. Political, economic and social deterioration in a country or region, including that arising from local market disruptions, currency crises, terrorism or the breakdown of monetary controls, may adversely affect the ability of clients or counterparties located in that region to obtain foreign exchange or credit and, therefore, to satisfy their obligations towards us. As a truly global financial services company, we are also exposed to economic instability in emerging markets. As discussed under the “Country risk” section of the “Risk Management and Control” chapter in the Handbook 2002/2003, we have in place a system of controls and procedures to mitigate this risk. However, if these controls fail to properly identify and appropriately respond to country risk, we may suffer large losses resulting in a negative impact on our results of operations and financial condition.

Group Financial Review
Group Results
Group Results

UBS Group Performance Against Targets

For the year ended	31.12.02	31.12.01		31.12.00

RoE (%)
as reported	8.9	11.7		21.5
before goodwill and adjusted for significant financial events[1]	13.9	14.8		24.3

Basic EPS (CHF)
as reported	2.92	3.93		6.44
before goodwill and adjusted for significant financial events[1]	4.57	4.97		7.28

Cost/income ratio (%)
as reported	86.2	80.8		72.2
before goodwill and adjusted for significant financial events[1]	79.5	77.3		69.2

Net new money, private client units (CHF billion)[2,3]
Private Banking	16.6	24.6	[4]	1.2	[4]
UBS PaineWebber	18.5	33.2		14.5	[5]

Total	35.1	57.8		15.7

[1]	Excludes the amortization of goodwill and other intangible assets and adjusted for significant financial events.

[2]	Private Banking and UBS PaineWebber.

[3]	Excludes interest and dividend income.

[4]	Calculated using the former definition of assets under management up to and including second quarter 2001.

[5]	Calculated using the former definition of assets under management in 2000.

Invested Assets and Net New Money

	Invested assets			Net new money[1]

CHF billion	31.12.02	31.12.01	31.12.00	2002	2001		2000

UBS Group	2,037	2,448	2,445	36.9	102.0		(49.5)

UBS Wealth Management & Business Banking[2]
Private Banking	688	791	798	16.6	24.6	[3]	1.2	[3]
Business Banking Switzerland	205	215	239	3.7	9.2	[3]	2.7	[3]

UBS Global Asset Management
Institutional	279	328	323	(0.6)	6.2		(70.8)
Wholesale Intermediary	278	344	319	(1.8)	28.7		2.9

UBS Warburg	3	1	1	0.5	0.1

UBS PaineWebber	584	769	765	18.5	33.2		14.5	[4]

1 Excludes interest and dividend income.   2 Calculated based on the new structure for UBS Wealth Management & Business Banking effective 1 July 2002. Prior-period figures have been restated accordingly.   3 Calculated using the former definition of assets under management up to and including second quarter 2001.   4 Calculated using the former definition of assets under management in 2000.

2002

UBS made significant progress in 2002. After the successful integration of PaineWebber in 2001, we continued to expand our investment banking capabilities, especially in the US, and to build up our European wealth management business. Our achievements should be viewed in the context of last year’s environment, which was one of the most challenging seen in the financial industry during the post-war era. Extensive corrections in major global equity markets, depressed market levels, low corporate activity, and broadly subdued investor optimism reflected uncertainty about economic and political developments. However, our businesses were remarkably resilient and competitive in view of the general conditions they faced in 2002. Strict cost discipline and focus on growth across the firm helped us expand our market position in a period where many in the financial industry were forced to re-assess the basic assumptions about their business. Our clients made substantial new investments into our private client businesses, and we significantly improved our investment banking market share. Despite market developments, the relative operational performance in our core businesses remained strong and we benefited from our prudent attitude to risk and our tight management of costs.

Net profit

UBS’s 2002 net profit was CHF 3,535 million, down 29% from CHF 4,973 million in 2001.

This full-year profit was impacted by several items which we call significant financial events (SFEs): the non-cash after-tax writedown of the value of the PaineWebber brand, which reduced profit by 21%, and the impact of sales of subsidiaries, which added 6% to profit. Excluding these effects, and before goodwill amortization, net profit fell by 12% between 2001 and 2002.

     Return on equity, also affected by the brand writedown, was 8.9% in 2002, down from 11.7% a year earlier. In the same timeframe, basic earnings per share were CHF 2.92, 26% lower than a year earlier while the cost/income ratio was 86.2%, an increase of 5.4 percentage points from 2001.

Group targets

We focus on four key performance targets, designed to ensure that UBS delivers continually improving returns to its shareholders.
–	We seek to increase the value of UBS by achieving a sustainable, after-tax return on equity of 15-20%, across periods of varying market conditions.
–	We aim to increase shareholder value through double-digit average annual percentage growth of basic earnings per share (EPS), across periods of varying market conditions.
–	Through cost reduction and earnings enhancement initiatives, we aim to reduce UBS’s cost/ income ratio to a level that compares positively with best-in-class competitors.

2

Group Financial Review Group Results

Net Interest and Trading Income

CHF million
For the year ended	31.12.02	31.12.01	31.12.00	% change from 31.12.01

Net interest income	10,546	8,041	8,130	31
Net trading income	5,572	8,802	9,953	(37)

Total net interest and trading income	16,118	16,843	18,083	(4)

Breakdown by business activity:

Net income from interest margin products	5,275	5,694	5,430	(7)
Net income from trading activities	10,605	11,529	12,642	(8)
Net income from treasury activities	1,667	1,424	762	17
Other[1]	(1,429)	(1,804)	(751)	21

Total net interest and trading income	16,118	16,843	18,083	(4)

1 Principally external funding costs of the Paine Webber Group, Inc. acquisition.

–	We aim to achieve a clear growth trend in net new money in the private client businesses (Private Banking and UBS PaineWebber).
     The first three targets are all measured pre-goodwill amortization, and adjusted for significant financial events.
     Our performance against these targets in 2002 reflects the extremely difficult market conditions. Before goodwill and adjusted for significant financial events:
–	Our return on equity for 2002 was 13.9%, down from 14.8% a year ago and slightly below our target range of 15-20%. The lower average level of equity, which was 6% lower because of our ongoing share buyback programs, partially offset the market-related decline in earnings of 12%.
–	Basic earnings per share for 2002 were CHF 4.57, a decline of 8% from 2001. The 12% decline in profit was partially offset by the reduced average number of shares outstanding. Without the buyback programs, our earnings per share in 2002 would have been 9% lower.
–	The cost/income ratio increased to 79.5% from 77.3%. Ongoing cost initiatives across all our businesses could not fully counteract the drop in revenues due to the declining market activity levels and subdued levels of transactional and corporate activity as well as ongoing private equity writedowns.
     Net new money in the private client units (Private Banking and UBS PaineWebber) dropped from CHF 57.8 billion in 2001 to CHF 35.1 billion in 2002. The drop was mainly due to difficult market conditions, which were accentuated by the Italian tax amnesty.

Results

Operating income

Total operating income fell to CHF 34,121 million in 2002 from CHF 37,114 million in 2001. Adjusted for the divestment of Hyposwiss and Klinik Hirslanden, total operating income in 2002 was CHF 33,894 million, a drop of 9% from 2001. The decline was mainly due to the difficult market environment, less favorable trading conditions and a weakening of investor sentiment. Falling market levels affected asset-based revenues while our private equity business continued to record losses due to ongoing poor valuation and exit conditions.
     Net interest income and net trading income. Net interest income of CHF 10,546 million in 2002 was 31% higher than in 2001. Net trading income declined 37% from CHF 8,802 million in 2001 to CHF 5,572 million in 2002.
     In addition to income from interest margin-based activities (loans and deposits), net interest income includes income earned as a result of trading activities (for example, coupon and dividend income). This component is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, we analyze the total according to the business activities that give rise to the income, rather than by the type of income generated.
     Net income from interest margin products was CHF 5,275 million in 2002, down 7% from CHF 5,694 million a year earlier, mostly reflecting lower interest margins on savings and cash

IFRS Actual Credit Loss Expense/(Recovery)

CHF million
For the year ended	31.12.02	31.12.01	31.12.00	% change from 31.12.01

UBS Wealth Management & Business Banking	241	123	(695)	96
UBS Warburg	(35)	360	562
UBS PaineWebber	15	15	3	0
Corporate Center	(15)	0	0

Total	206	498	(130)	(59)

accounts, as well as mortgages because of the extremely low interest rate environment. This was accentuated by the decline of the US dollar and euro, which caused the Swiss franc equivalent of US dollar interest rate revenues to drop.

     Over the full year, net income from trading activities fell by 8% from CHF 11,529 million in 2001 to CHF 10,605 million in 2002. Equities revenues, at CHF 2,794 million in 2002, dropped from the year earlier, reflecting worsening market conditions and lower client activity, although we recorded better results in our US equity business, where we continue to gain market share. At CHF 6,041 million in 2002, fixed income trading revenues were lower than a year earlier, when they benefited from a buoyant trading environment due to the coordinated interest rate cuts by major central banks during the second half of 2001. This change in environment and lower revenues from our Investment Grade Credit and High Yield businesses were partially offset by better results in our Principal Finance and Emerging Market businesses. Additionally, the full-year trading result of our fixed income business profited from unrealized gains of CHF 226 million relating to credit default swaps (CDS) hedging existing credit exposures in the loan book. Our use of CDSs as hedging instruments for our loan book is only one part of our overall management approach to trading credit risk. The “Critical accounting policies” section on page 9 in this report and the “Capital and Risk Management” section of our Handbook 2002/2003 contain further information on how we use CDSs to hedge our credit exposure. Over the full year, our foreign exchange trading revenues, at CHF 1,500 million, increased slightly, due to increased volumes and spreads.
     Net income from treasury activities was CHF 1,667 million in 2002, an increase of 17% over 2001, reflecting higher income from our invested equity, a drop in funding costs as well as higher unrealized gains on derivatives used to economically hedge interest rate risk related to structured notes issued.

     Other net trading and interest income showed a loss of CHF 1,429 million compared to a loss of CHF 1,804 million in 2001. This drop was mainly due to lower goodwill funding costs, which reflected the weakening of the US dollar against the Swiss franc, lower funding costs for our private equity portfolio as well as the reclassification of some revenues previously reported as income from trading activities.
     Credit loss expense. In 2002 credit loss expenses amounted to CHF 206 million, compared to CHF 498 million in 2001.
     Throughout 2002, the global credit environment continued the downward trend observed in 2001. Concerns regarding the sustainability of the global economic recovery have increased. Combined with rising geopolitical tensions, the outlook for corporate profits has weakened. Financial market development during the year was characterized by heightened investor risk aversion, with pronounced tiering by credit quality, resulting in higher-risk corporate and sovereign borrowers facing increasingly difficult financing conditions.
     Against this background, and in stark contrast to the very challenging credit environment, UBS Warburg achieved a strong credit performance with net credit loss recoveries of CHF 35 million, compared to credit loss expense of CHF 360 million in 2001 and CHF 562 million in 2000. This excellent performance was the result of minimal exposures to new defaults plus the recovery of country provisions for emerging markets exposures which were repaid or sold during 2002.
     Corporate bankruptcies in Switzerland have reversed a five-year falling trend and climbed by 10.8% during the year. In our case, this negative development did not come as a surprise and has largely been compensated by the measures we have

Group Financial Review
Group Results

Net Fee and Commission Income

CHF million
For the year ended	31.12.02	31.12.01	31.12.00	% change from 31.12.01

Underwriting fees	2,134	2,158	1,434	(1)
Corporate finance fees	848	1,339	1,772	(37)
Brokerage fees	5,987	6,445	5,742	(7)
Investment fund fees	4,033	4,276	2,821	(6)
Fiduciary fees	300	355	351	(15)
Custodian fees	1,302	1,356	1,439	(4)
Portfolio and other management and advisory fees	4,065	4,650	3,666	(13)
Insurance-related and other fees	417	538	111	(22)

Total securities trading and investment activity fees	19,086	21,117	17,336	(10)

Credit-related fees and commissions	275	307	310	(10)
Commission income from other services	1,006	946	802	6

Total fee and commission income	20,367	22,370	18,448	(9)

Brokerage fees paid	1,349	1,281	1,084	5
Other	797	878	661	(9)

Total fee and commission expense	2,146	2,159	1,745	(1)

Net fee and commission income	18,221	20,211	16,703	(10)

undertaken to improve the asset quality of our domestic credit portfolio. The gradual slowdown of the Swiss economy and our success in substantially reducing our impaired portfolio have, however, resulted in a lower level of recoveries compared to previous years. This largely explains the increase of our credit loss expense in UBS Wealth Management & Business Banking to CHF 241 million, compared to CHF 123 million in 2001.

     Group credit loss expense in 2002 amounted to CHF 206 million, compared to CHF 498 million in 2001 and to a net recovery of CHF 130 million in 2000. The exceptional result in 2000 was helped by favorable economic conditions in Switzerland which, for UBS Wealth Management & Business Banking, resulted in substantial write-back of credit loss provisions taken in earlier periods.
     For further details on our risk management approach, how we measure credit risk and the development of our credit risk exposures, please see the “Capital and Risk Management” chapter of our Handbook 2002/2003.
     Net fee and commission income for full-year 2002 was CHF 18,221 million, a decline of 10% compared to a year earlier, due to a drop in most revenue categories.
     Underwriting fees, at CHF 2,134 million, dropped only 1% from 2001, reflecting the strong revenues from our fixed income business,

which increased by 67% compared to a year earlier. However, this was offset by a much lower result in our equity underwriting business due to the markedly lower market activity.

     Corporate Finance fees fell by 37% to CHF 848 million, reflecting lower market activity and a significant drop in the global fee pool compared to 2001. Despite that, we were again able to improve our market position, increasing our full-year share of the market from 4.4 % in 2001 to 5.0% in 2002.
     Net brokerage fees dropped by 10% to CHF 4,638 million in the period due to much lower client activity in 2002, reflecting the more difficult market environment. However, we increased our market share as overall market volumes decreased at a sharper rate.
     Investment fund fees remained resilient and dropped just 6% to CHF 4,033 million. The drop was partially due to the lower asset base due to much lower markets, and because of falling sales-based commissions with investors reluctant to commit to new investments.
     Custodian fees, at CHF 1,302 million in 2002, were down 4% from CHF 1,356 million, principally due to lower market values and, consequently, average asset levels.
     The drop in portfolio and other management and advisory fees from CHF 4,650 million in 2001 to CHF 4,065 million reflects lower aver-

Headcount[1]
				Change in %
(full-time equivalents)	31.12.02	31.12.01	31.12.00	31.12.01

UBS Wealth Management & Business Banking	28,930	29,469	30,272	(2)
Private Banking	10,488	10,249	9,835	2
Business Banking Switzerland	18,442	19,220	20,437	(4)
UBS Global Asset Management	3,346	3,281	2,860	2
UBS Warburg	16,037	15,690	15,391	2
Corporate and Institutional Clients	15,964	15,562	15,262	3
UBS Capital	73	128	129	(43)
UBS PaineWebber	19,563	20,413	21,567	(4)
Corporate Center	1,185	1,132	986	5

Group total	69,061	69,985	71,076	(1)
thereof: Switzerland	27,972	29,163	30,095	(4)

1 Klinik Hirslanden was sold on 5 December 2002. The Group headcount does not include the Klinik Hirslanden headcount of 2,450 and 1,839 for 31 December 2001 and 31 December 2000, respectively.

age asset levels and third-party fees due to the difficult market environment.

     At CHF 417 million in 2002, insurance-related and other fees decreased by 22% from a year earlier. This drop was mainly due to a decrease in insurance sales volumes in UBS PaineWebber mirroring the more difficult market environment.
     Credit-related fees and commissions dropped by 10% from CHF 307 million to CHF 275 million reflecting lower revenues from guarantees as well as a drop in revenues from documentary credits.
     Other income showed a loss of CHF 12 million compared to a gain of CHF 558 million a year earlier. Higher impairment charges for UBS Capital’s private equity investments and other financial investments were only partially offset by gains from disposals of financial investments and of the Klinik Hirslanden and Hyposwiss subsidiaries.

Operating expenses

In full-year 2002, total operating expenses, at CHF 29,577 million, decreased by 3% from CHF 30,396 million in 2001 because of lower personnel expenses as well as falling general and administrative expenses, reflecting our ability to adjust our costs in line with revenue developments. The decline was accentuated by the fall of the US dollar, UK sterling and euro against the Swiss franc. This drop was partially offset by the CHF 1,234 million charge for the writedown of the PaineWebber brand. Without the writedown, the drop in total operating expenses would have been 7%.
     Full-year personnel expenses dropped by 7% to CHF 18,524 million in 2002 due to much lower performance-related compensation expenses and lower salaries, and a reduction in head-count, especially in UBS PaineWebber and Business Banking Switzerland. The drop was further accentuated by lower recruitment, training and contractor costs across the firm, reflecting our continued cost control initiatives. Finally, the result was helped by a weaker US dollar against the Swiss franc.
     Personnel expenses are managed on a full-year basis with final fixing of annual performance-related payments in the fourth quarter. Over the full year, approximately 42% of this year’s personnel expenses were bonus or other variable compensation, down from 43% last year. Average variable compensation per head in 2002 was 8% lower than in 2001.
     We did not build up any significant overcapacity during the peak of the last business cycle, and have therefore been able to reduce headcount gradually as economic conditions weakened — without resorting to drastic cuts. UBS Group headcount dropped by 924 from 69,985 to 69,061, as we streamlined processes and structures at the same time as we expanded our capabilities in areas with positive growth potential.
     In full-year 2002, general and administrative expenses, at CHF 7,072 million, were down from CHF 7,631 million a year earlier. Strict cost control in all our businesses led to a drop in nearly all cost categories. The biggest declines were in telecommunication, IT, outsourcing and branding expenses. This was partially offset by higher legal and security provisions including a global settlement charge of CHF 111 million (USD 80 million) regarding equity research in the US.

Group Financial Review Group Results

     At CHF 1,614 million in 2001, depreciation fell by 6% to CHF 1,521 million in 2002 mainly due to lower depreciation charges for machines and equipment.

     Amortization of goodwill and other intangible assets increased from CHF 1,323 million in 2001 to CHF 2,460 million in 2002, due to the write-down of the PaineWebber brand name following our decision made in fourth quarter 2002 to move to a single brand.

Tax

We incurred a tax expense of CHF 678 million in 2002, down from CHF 1,401 million in 2001. This corresponds to an effective tax rate of 15% in 2002. Adjusted for significant financial events, our 2002 tax expense of CHF 917 million reflects an effective tax rate of 16.5%, well below 2001’s rate of 21%. The decline is mainly driven by significantly lower progressive tax rates in Switzerland, the ability to benefit from tax loss carry-forwards in the US and UK and a higher proportion of earnings generated in lower tax jurisdictions.

PaineWebber merger-related costs

In 2002, UBS incurred amortization expenses of CHF 2,005 million on goodwill and intangible assets resulting from the acquisition of UBS PaineWebber, while funding costs amounted to CHF 988 million. The amortization includes a non-cash writedown of CHF 1,234 million for the PaineWebber brand name that had been held as an intangible asset on our balance sheet. The writedown was due to a strategic decision announced in November 2002, to move all our businesses to the single UBS brand in June 2003. After the writedown, the remaining Paine-Webber-related intangible assets on our balance sheet amount to CHF 2,334 million. These intangibles continue to be carried net of tax.
     As part of the merger, UBS agreed to make retention payments to PaineWebber financial advisors, senior executives and other staff, subject to these employees’ continued employment and other restrictions. The payments vest over periods of up to four years from the merger in November 2000 and the vast majority of them are paid in the form of UBS shares. Because these payments are a regular and continuing cost of the business, they are not treated as significant financial events. Personnel expenses in 2002 include retention payments for key PaineWebber staff of USD 261 million (CHF 405 million).

Dividend

For 2002, we plan to pay a normal dividend to our shareholders after having made use of the possibility to make a tax efficient distribution in 2000 (for the fourth quarter only) and 2001 in the form of par value reductions.

     The Board of Directors will recommend at the Annual General Meeting on 16 April 2003 that UBS should pay a dividend of CHF 2.00 per share for the 2002 financial year, a level on par with last year’s CHF 2.00 distribution.
     If the dividend is approved, the ex-dividend date will be 17 April 2003, with payment on 23 April 2003 for shareholders of record on 16 April 2003.

Balance sheet

Total assets were CHF 1,181 billion on 31 December 2002, down CHF 72 billion, or 6%, from CHF 1,253 billion on 31 December 2001. The balance sheet shrank because of the weakening of the US dollar and UK sterling against the Swiss franc, falling by 17% and 8% in the period respectively.

     Cash and balances with central banks were CHF 4 billion on 31 December 2002, down from CHF 21 billion on 31 December 2001. Most of the decline was due to a drop in the deposits held with the Bank of Japan. The strong increase seen in 2001 in our cash and balance levels held with central banks was related to a change in the structure of our Japanese financial assets triggered by the negative short-term interest rates in that country. In 2002, however, the level of cash and cash balances returned to a normal level.
     Assets due from banks increased to CHF 32 billion on 31 December 2002 from CHF 28 billion at 31 December 2001, reflecting higher time deposits.
     Trading-related assets (cash collateral on securities borrowed, trading portfolio assets and reverse repurchase agreements), dropped by CHF 26 billion from 31 December 2001 to 31 December 2002. A significant part of this change reflects the weakening of the US dollar against the Swiss franc and lower volumes in trading portfolio assets due to the more difficult market environment. The drop was partially offset by an increase in reverse repurchase agreements, due to higher volumes in our mortgage-backed securities business in the US, which benefited from the low interest rate levels for home mortgages.

     Loans, net of allowances for credit losses, declined from CHF 227 billion on 31 December 2001 to CHF 212 billion on 31 December 2002. Business Banking Switzerland as well as UBS Warburg’s Corporate and Institutional Clients business unit continued to reduce their recovery portfolios. The drops were accentuated by the declining value of the US dollar against the Swiss franc.
     Financial investments decreased from CHF 29 billion on 31 December 2001 to CHF 8 billion on 31 December 2002, reflecting a decrease in debt instruments of public authorities and money market papers, and reduced positions in private equity investments, mainly due to impairment losses.
     On 31 December 2002, goodwill and other intangible assets were CHF 14 billion, CHF 5 billion lower than on 31 December 2001. The drop was mainly due to the writedown of the PaineWebber brand and the fall of the US dollar against the Swiss franc.
     Total liabilities decreased 6%, from CHF 1,206 billion on 31 December 2001 to CHF 1,139 billion on 31 December 2002. Liabilities due to banks dropped 22% to CHF 83 billion, reflecting a decrease in funding required for related business activity. Amounts due to customers decreased by CHF 27 billion to CHF 307 billion, because of the devaluation of the US dollar and UK sterling against the Swiss franc. The drop was somewhat offset by an expansion of trading-related liabilities (cash collateral on securities lent, repurchase agreements and trading portfolio liabilities) which together increased by CHF 5 billion during 2002. Debt issued decreased CHF 27 billion to CHF 129 billion on 31 December 2002, largely due to decreased issuance of money market paper that reflected lower funding needs.
     UBS’s long-term debt portfolio remained unchanged at CHF 57 billion on 31 December 2002. During 2002, CHF 17 billion in long-term debt was issued while CHF 15 billion reached maturity or were redeemed early. The remaining change was due to foreign currency impacts, mainly the strengthening of the Swiss franc against the US dollar. We believe the maturity profile of our long-term debt portfolio is well balanced to match the maturity profile of our assets.

     Shareholders’ equity decreased CHF 5 billion, or 10%, from 31 December 2001 to 31 December 2002. The increase in retained earnings was more than offset by the effect of the par value reduction and the repurchase of own shares in 2002.
     UBS maintains a significant percentage of liquid assets that can be converted into cash on relatively short notice in order to meet short-term funding needs without adversely affecting UBS’s ability to conduct its ongoing businesses. These liquid assets include reverse repurchase agreements and cash collateral on securities borrowed, marketable corporate debt and equity securities and a portion of UBS’s loans secured primarily with real estate. The value of UBS’s collateralized receivables and trading portfolio will fluctuate depending on market conditions. The individual components of UBS’s total assets, including the proportion of liquid assets, may vary significantly from period to period due to changing client needs, economic and market conditions and trading strategies.

Cash flows

In the twelve-month period to December 2002, cash equivalents decreased by CHF 33,915 million, principally as a result of financing activities, which generated negative cash flow of CHF 32,470 million. A cash outflow of CHF 26,206 million resulted from the repayment of money market paper, CHF 5,605 million from movements in treasury shares and derivative activity in own equity, with CHF 2,509 million resulting from a capital repayment by par value reduction. The issuance of long-term debt of CHF 17,132 million and repayments of CHF 14,911 million brought a net cash inflow of CHF 2,221 million.

     Operating cash inflows (before changes in operating assets and liabilities and income taxes paid) amounted to CHF 8,192 million. Cash of CHF 10,021 million was used to fund the net increase in operating assets, while a net increase in operating liabilities generated cash inflows of CHF 37 million. Payments to tax authorities were CHF 572 million.

Group Financial Review Group Results

     Investing activities generated cash inflow of CHF 1,381 million. Divestments of financial investments contributed CHF 2,153 million while the sale of Hyposwiss and Klinik Hirslanden brought in CHF 984 million, both partially offset the CHF 1,763 million of cash outflow for the purchase of property and equipment.

Outlook 2003

As 2003 begins, the environment continues to be a challenging one. Uncertainty over economic developments and market direction, and rising geopolitical concerns are affecting investor sentiment and therefore transaction levels, and are holding back a significant recovery in corporate activity. Therefore, we do not expect to see an immediate pick-up in our financial performance, as depressed asset levels, low levels of investor activity and possible deterioration of the credit environment weigh on our revenues. Any recovery in the latter part of this year remains simply unpredictable.

     Because of this, we will continue to monitor our cost base carefully, investing selectively in our strategic priorities. Our prudent management of resources over the last several years leaves us excellently positioned for further competitive gains.

2001

Net profit

Our net profit for the year 2001 was CHF 4,973 million, 36% less than the CHF 7,792 million achieved in 2000, reflecting the much more difficult market environment in 2001.

     The merger with PaineWebber resulted in much higher goodwill amortization expense in 2001 than in 2000. Pre-goodwill, net profit for the year was CHF 6,296 million, 26% lower than achieved in the much stronger markets of 2000 and 28% lower if adjusted for significant financial events.
     Return on equity in 2001 was 11.7%, compared to 21.5% a year earlier. In 2001, basic earnings per share were CHF 3.93, against CHF 6.44 a year earlier. The cost/income ratio was 80.8% in 2001, up from 72.2% in 2000.

Group targets

Before goodwill and adjusted for significant financial events:
–	Our return on equity for 2001 was 14.8%, only just below our target range of 15-20%. Although this is lower than the 24.3% that we achieved in 2000, it represented a solid performance when set in the context of the trading environment. Our return on equity in 2000 was boosted by extremely high returns in the exuberant markets of the first half-year, while 2001 saw much weaker economic and stock market performance combined with higher average equity resulting from the acquisition of PaineWebber in fourth quarter 2000.
–	Basic earnings per share fell 32% to CHF 4.97 in 2001 from 2000. Despite the decline, 2001’s result was still 21% higher than that achieved in 1999. The number of outstanding shares at the outset of 2001 was higher than during most of 2000 because of share issuance to fund the merger with PaineWebber. An ongoing share buyback program, however, caused the number of outstanding shares to fall to below their pre-merger level by 31 December 2001.
–	The cost/income ratio rose from 69.2% to 77.3%, reflecting lower revenues, the poor performance of our private equity portfolio in 2001 and the influence of the relatively high cost/income ratio typical of UBS Paine-Webber’s business. Despite this rise, operating expenses remained under tight control, with decreases from 2000 levels in UBS Wealth Management’s Business Banking Switzerland business unit and UBS Warburg’s Corporate and Institutional Clients business unit, as well as a clear reduction throughout the year of costs at UBS PaineWebber.

     Our disciplined approach to both compensation and non-personnel expenses allowed us to continue investing in the future growth of our key businesses. The percentage of revenue that we devoted to rewarding our staff remained almost unchanged since 2000 in our most important businesses, reflecting a substantial decrease in bonus payments.
     Our asset-gathering activities have delivered very strong results in 2001, with inflows in the private client units (Private Banking and UBS

PaineWebber) of CHF 57.8 billion, compared to CHF 15.7 billion in 2000. Across the whole Group, we attracted a total of CHF 102.0 billion in net new money, as clients increasingly value the quality of our advice and the breadth and depth of our wealth management capabilities.

Results

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
     Furthermore, the classification of income arising from positions and their offsetting economic hedging transactions may be different. In fourth quarter 2001, this effect was particularly pronounced, as a result of the significant fall in short-term USD interest rates which substantially reduced our borrowing costs, while improving net interest income for the quarter. Our overall interest rate exposures were limited by hedging transactions using derivative instruments. As the USD rates fell, these economic hedges generated mark-to-market losses recorded in fixed income net trading income, offsetting a portion of the gains in net interest income.
     In order to provide a better explanation of the movements in net interest income and net trading income, we produce the disclosure shown on page 22 which sums net interest income and net trading income, and then analyzes the total according to the business activities which gave rise to the income, rather than by the type of income generated.

     Net income from interest margin products increased 5% from CHF 5,430 million in 2000 to CHF 5,694 million in 2001, driven by the inclusion of UBS PaineWebber.
     Net income from trading activities was CHF 11,529 million in 2001, 9% lower than the CHF 12,642 million achieved in 2000. Falling interest rates and increased volatility in debt markets in 2001 led to a very strong year for fixed income and foreign exchange trading, but equity trading revenues suffered from much lower market volumes, increased volatility and reduced arbitrage opportunities.
     Net income from treasury activities was 87% higher than in 2000, at CHF 1,424 million, reflecting two main factors:
–	increased income from our invested equity, as a result of the expansion of our capital base since the PaineWebber merger, and changes in the investment portfolio’s maturity structure leading to an increase in average interest rates;
–	improved currency management results due to introduction of a new economic hedging strategy and some one-off gains.
     Other net trading and interest income principally reflects the costs of goodwill funding, with the CHF 1,053 million increase in cost from CHF 751 million in 2000 to CHF 1,804 million in 2001 mainly due to goodwill funding costs arising from the acquisition of PaineWebber.
     Credit loss expense. In 2001 credit loss expenses amounted to CHF 498 million, compared to a net recovery of CHF 130 million in 2000.
     The global credit environment declined rapidly throughout 2001, with overall default rates as high as during the last major global recession in 1991. The phenomenon of investment grade companies falling into restructuring and default within a very short period of time became very prominent in the United States during 2001, and subsequently spread to Europe. In this difficult and challenging environment we focused on ensuring that our counterparty ratings are rapidly adjusted to reflect the changing economic situation. At the same time, we increased the frequency of sector and geographic rating reviews.
     In UBS Warburg, the ongoing strategy of actively hedging credit exposure kept new provi-

Group Financial Review Group Results

sions to a relatively low level, resulting in an actual credit loss expense of CHF 360 million in 2001, compared to CHF 562 million in 2000.

     Corporate bankruptcies in Switzerland reached their lowest level since the early 1990s, and we successfully improved the credit quality of our domestic portfolio in recent years. The level of recoveries of previously existing provisions, however, declined compared to the somewhat exceptional levels of 2000, reflecting less robust growth in the Swiss economy towards the end of 2001, following the global economic slowdown. As a result, the trend of net recoveries of loan loss provisions observed in the previous year was reversed and credit loss expenses increased accordingly during 2001, although remaining below the long-term trend. Credit loss expense in UBS Wealth Management & Business Banking in 2001 was CHF 123 million, compared to a net recovery of CHF 695 million in 2000.
     Net fee and commission income was CHF 20,211 million in 2001, up 21% from 2000 and at a record level, reflecting the inclusion of UBS PaineWebber and the introduction of higher fees for investment funds. Without UBS PaineWebber, net fee and commission income would have dropped 7%, driven by much lower brokerage fees and a reduction in corporate finance fees, with increases in market share during the year achieved against a background of much reduced market activity.
     Underwriting fees increased 50%, from CHF 1,434 million in 2000 to CHF 2,158 million in 2001. The majority of this increase was due to UBS PaineWebber, whose extensive retail network in the US provides a strong platform for distribution of both bonds and equities.
     UBS PaineWebber has a significant US municipal securities business. It completed the largest deal in its history in fourth quarter 2001, raising USD 1.9 billion for the New Jersey Transit Trust Fund Authority, and helping to push it into first place in the league table rankings for fourth quarter 2001, and second place for the whole of 2001. The mortgage-backed securities business in the US also benefited from the combination of UBS’s franchise and capital strength with existing PaineWebber expertise. UBS Warburg ranked first in US residential mortgage-backed securities in 2001, according to Thomson Financial Data.
     Equity underwriting was depressed in 2001, as volatile and uncertain markets reduced is-

suance. However, UBS’s league table rankings improved, from seventh in international equity new issues in 2000 to second in 2001, according to Dealogic EquitywarePlus. Even excluding the contribution from UBS PaineWebber, equity underwriting revenues increased by CHF 77 million, or 7%, from 2000.

     Although our corporate finance league table rankings were disappointing, down from sixth in 2000 for completed global mergers and acquisitions, to eighth in 2001, we outperformed 2000 in terms of market share, with full-year analysis showing us with a 4.4% share of fees, compared to 3.6% in 2000. Despite this, Corporate Finance fees were down 24%, from CHF 1,772 million in 2000 to CHF 1,339 million in 2001, reflecting the much more difficult market environment this year.
     Net brokerage fees rose 11% from CHF 4,658 million in 2000 to CHF 5,164 million in 2001, driven by the inclusion of UBS Paine-Webber. Without the contribution from UBS PaineWebber, net brokerage fees would have fallen by about 17% compared to 2000, reflecting the much lower trading volumes experienced in almost all major markets worldwide in 2001.
     Investment fund fees rose 52% from CHF 2,821 million in 2000 to CHF 4,276 million in 2001, driven by the inclusion of UBS Paine-Webber. Excluding UBS PaineWebber, investment fund fees would have increased by CHF 268 million, mainly reflecting a change in the pricing structure for UBS Investment Funds, introduced in January 2001, which brought charges up to market levels.
     Custodian fees, at CHF 1,356 million in 2001 were down 6% from 2000’s level of CHF 1,439 million, principally reflecting lower average assets in Private Banking in Switzerland.
     Portfolio and other management and advisory fees increased 27% from CHF 3,666 million in 2000 to CHF 4,650 million in 2001, due to the addition of UBS PaineWebber. Excluding UBS PaineWebber, there would have been a slight decline from 2000, as a full-year’s contribution from the O’Connor business in UBS Asset Management (created in June 2000) was more than offset by the effect of lower average assets on managed account fees.
     Insurance related and other fees increased substantially from CHF 111 million in 2000 to CHF 538 million in 2001, with almost all this increase due to UBS PaineWebber, where the biggest contribution came from the deferred annuities business.

     Other income fell 62% from CHF 1,486 million in 2000 to CHF 558 million in 2001, reflecting the very difficult conditions in the private equity market in 2001, which led to minimal opportunities for divestment and much greater levels of writedowns than last year.

Operating expenses

In light of lower revenues in 2001, cost control was a key focus of all our management teams, as we maintained strong discipline on both personnel and non-personnel costs, particularly in the Corporate and Institutional Clients and Business Banking Switzerland business units, bringing their operating expenses to record low levels.
     Total operating expenses increased 16% from CHF 26,203 million in 2000 to CHF 30,396 million in 2001, driven by the inclusion of UBS PaineWebber. Excluding significant financial events in 2000 and UBS PaineWebber, costs fell 7%, as performance-related compensation declined, and non-personnel costs were tightly managed.
     The principal significant financial events affecting the comparison of operating expenses are the CHF 150 million additional provision for the US Global Settlement of World War II-related claims, recorded in 2000 in General and administrative expenses, and CHF 290 million of costs from the integration of PaineWebber, also recorded in 2000. Of this CHF 290 million, CHF 118 million was charged to Personnel expenses, CHF 93 million to General and administrative expenses and CHF 79 million to Depreciation.
     Personnel expenses in 2001 reflect considerable reductions in bonus and performance-related compensation, with average variable compensation per head down 23%, ensuring that overall compensation ratios for 2001 were kept in line with 2000’s ratio in our core businesses. However, the inclusion of CHF 5,178 million of UBS PaineWebber personnel expenses more than offset the reduction in performance-related pay, bringing the total to CHF 19,828 million, 16% up from 2000. Approximately 43% of personnel expenses were bonus or other variable compensation, down from 48% last year.
     UBS Group headcount fell by 2% from 71,076 at 31 December 2000 to 69,985 at

31 December 2001, principally reflecting the effect of successful cost control efforts at UBS Wealth Management & Business Banking’s Business Banking Switzerland business unit and UBS PaineWebber, although that was slightly offset by the effect of acquisitions in UBS Global Asset Management and further hiring for the European wealth management initiative.

     General and administrative expenses increased by 13% from CHF 6,765 million in 2000 to CHF 7,631 million in 2001 reflecting a full-year’s costs for UBS PaineWebber, which more than offset the absence of the one-off charges and provisions recorded in 2000.
     General and administrative expenses in 2000 included a final provision of CHF 150 million related to the US Global Settlement of World War II-related claims, and CHF 93 million of PaineWebber integration costs, which were both treated as significant financial events. Excluding these provisions and the extra costs in 2001 due to the inclusion of UBS PaineWebber, general and administrative expenses would have been almost unchanged in 2001 compared to 2000.
     Depreciation and amortization increased 29% from CHF 2,275 million in 2000 to CHF 2,937 million in 2001, driven primarily by the goodwill amortization resulting from the merger with PaineWebber.

Tax

UBS Group incurred a tax expense of CHF 1,401 million in 2001, down from CHF 2,320 million in 2000. This corresponds to an effective tax rate of 21% in 2001, compared to 23% in 2000. This relatively low rate results from significantly lower tax in Switzerland, reflecting the effect of lower profits triggering lower progressive tax rates, and a change in the geographical earnings mix of the Group.

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

Group Financial Review Group Results

periods of up to four years from the merger and the vast majority of them will be paid in the form of UBS shares. Because these payments are a regular and continuing cost of the business, they are not treated as significant financial events. Personnel expenses in 2001 include retention payments for key PaineWebber staff of USD 284 million (CHF 482 million) for the full year.

Dividend

For 2001, we again made a tax-efficient distribution of capital to our shareholders rather than paying a dividend. On 10 July 2002, we made a distribution of CHF 2.00 to shareholders for the financial year 2001 which reduced the par value from CHF 2.80 to CHF 0.80. This is consistent with the total per share distribution to shareholders of CHF 2.03 in 2000.

Cash flows

In the twelve-month period to December 2001, cash equivalents increased by CHF 22,889 mil-

lion, principally as a result of financing activities, which generated positive cash flow of CHF 18,103 million. CHF 24,226 million from the issuance of money market paper was offset by CHF 6,038 million for treasury shares and treasury share contract activity as well as CHF 683 million for capital repayments.

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
     Investing activities generated negative cash flow of CHF 7,783 million, CHF 5,770 million of which were from the purchase of financial investments and CHF 2,021 million from the purchase of property and equipment.

Review of Business Group Performance Introduction

Introduction

Reporting by Business Unit1

[1]	All figures have been adjusted for significant financial events.

[2]	In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported for each business unit (see Note 2 to the Financial Statements).

[3]	Excludes the amortization of goodwill and other intangible assets.

[4]	Operating expenses/operating income before credit loss expense.

[5]	Excludes interest and dividend income.

[6]	Calculated using the former definition of assets under management up to and including second quarter 2001.

[7]	For informational purposes only. These pre-tax amounts have not been recorded in the income statement. For details on the fair value calculation, refer to Note 32e to the Financial Statements.

			Business Banking
	Private Banking		Switzerland
CHF million except where indicated
For the year ended	31.12.02	31.12.01	31.12.02	31.12.01

Income	7,279	7,696	5,494	5,792
Credit loss (expense)/recovery[2]	(28)	(37)	(286)	(567)

Total operating income	7,251	7,659	5,208	5,225

Personnel expenses	2,083	1,947	2,727	2,878
General and administrative expenses	2,158	2,038	159	396
Depreciation	125	151	355	465
Amortization of goodwill and other intangible assets	111	109	0	0

Total operating expenses	4,477	4,245	3,241	3,739

Business Group performance before tax	2,774	3,414	1,967	1,486

Business Group performance before tax and goodwill[3]	2,885	3,523	1,967	1,486

Additional information
Cost/income ratio before goodwill (%)[3,4]	60	54	59	65
Net new money (CHF billion)[5]	16.6	24.6[6]	3.7	9.2[6]
Invested assets (CHF billion)	688	791	205	215
Fair value of employee stock options granted[7]	58		38
Headcount (full-time equivalents)	10,488	10,249	18,442	19,220

Management accounting

The discussion in this chapter reviews UBS’s 2002, 2001 and 2000 results by Business Group and business unit.
     Our management reporting systems and policies determine the revenues and expenses directly attributable to each business unit. Internal charges and transfer pricing adjustments are reflected in the performance of each business unit.
     Inter-business unit revenues and expenses. Revenue sharing agreements are used to allocate external customer revenues to Business Groups on a reasonable basis. Transactions between Business Groups are conducted at arms length. Inter-business unit charges are recorded as a reduction to expenses in the business unit providing the service. Corporate Center expenses are allocated to the operating business units, to the extent that it is appropriate.
     Net interest income is apportioned to business units based on the opportunity costs of funding their activities. Net interest income relating to balance sheet products is calculated on a fully funded basis. In a second step, business units are additionally credited with the risk-free return achieved on the average regulatory equity used.

     Commissions are credited to the business unit with the corresponding customer relationship, with revenue sharing agreements for the allocation of customer revenues where several business units are involved in value creation.
     Regulatory equity is allocated to business units based on their average regulatory capital requirement during the period. Only utilized equity is taken into account, although we add an additional financial buffer of 10% above the individually determined business unit regulatory capital requirement. The remaining equity, which mainly covers real estate, and any other unallocated equity, remains at the Corporate Center.
     Headcount includes trainees and staff in management development programs, but not contractors.

UBS Global		Corporate and
Asset Management		Institutional Clients		UBS Capital		UBS PaineWebber		Corporate Center

31.12.02	31.12.01	31.12.02	31.12.01	31.12.02	31.12.01	31.12.02	31.12.01	31.12.02	31.12.01

1,953	2,218	14,100	15,587	(1,602)	(872)	5,561	6,391	1,315	800
0	0	(128)	(112)	0	0	(13)	(18)	249	236

1,953	2,218	13,972	15,475	(1,602)	(872)	5,548	6,373	1,564	1,036

946	1,038	7,784	8,258	94	96	4,245	5,019	645	592
513	569	2,314	2,586	64	64	1,263	1,441	601	537
37	46	381	454	1	2	149	124	473	372
270	286	364	402	0	0	457	502	24	24

1,766	1,939	10,843	11,700	159	162	6,114	7,086	1,743	1,525

187	279	3,129	3,775	(1,761)	(1,034)	(566)	(713)	(179)	(489)

457	565	3,493	4,177	(1,761)	(1,034)	(109)	(211)	(155)	(465)
77	75	74	72			102	103
(2.4)	34.9					18.5	33.2
557	672					584	769
44		567		15		73		32
3,346	3,281	15,964	15,562	73	128	19,563	20,413	1,185	1,132

Changes to disclosure since 2001

Business unit structure

We implemented a new Business Group structure at the start of 2002, under which UBS PaineWebber became a separate Business Group. In the previous structure, UBS Paine-Webber was reported as one of UBS Warburg’s business units. Accordingly, goodwill and other intangible assets relating to the merger of UBS and PaineWebber were reported in the UBS Warburg Business Group and not reflected in the results of its individual business units. On the separation of UBS PaineWebber from UBS Warburg, the goodwill and intangible assets were assigned to the different Business Groups that have benefited from the merger with PaineWebber. That means that they have been assigned to the new UBS PaineWebber Business Group, to UBS Warburg’s Corporate and Institutional Clients business unit and to a lesser extent to UBS Global Asset Management and to the Private Banking business unit. Associated amortization expense and net funding charges are now being charged to each business unit in proportion to the share of goodwill and intangible assets assigned.

     At the same time, UBS transferred UBS Paine-Webber’s non-US client business to Private Banking. Finally, O’Connor, originally jointly launched by UBS Global Asset Management and UBS Warburg, became entirely part of UBS Global Asset Management.
     Our reporting structure also reflects the revised business portfolio of the UBS Wealth Management & Business Banking Business Group, formerly UBS Switzerland. As of 1 July 2002, the business serving high-end affluent clients was transferred from the former Private and Corporate Clients (PCC) unit to Private Banking. The Business Group now comprises the following business units:
–	Private Banking, which includes the full private banking business and the high-end affluent clients segment that were previously part of the PCC business unit.

Review of Business Group Performance Introduction

–	Business Banking Switzerland, consisting of the individual and corporate clients businesses of the former PCC business unit.
   New disclosure has been added for the private banking business, with separate income data and key performance indicators (KPIs) for the International Clients (clients domiciled outside of Switzerland) and Swiss Clients (clients domiciled in Switzerland) businesses.
     While none of this restructuring had an impact on the Group, we have restated prior periods for all business units affected to reflect these changes.
     During the first half of 2003, we will create a new holding company to incorporate GAM, our specialist asset management firm, as well as our five independent private banks - Cantrade (Zurich), Banco di Lugano (Lugano), Ferrer Lullin (Geneva), Bank Ehinger (Basel), and Armand von Ernst (Bern). The new company will be held at the Corporate Center, with the structure, effective from 1 January 2003, to be reflected in our financial reporting effective from the first quarter 2003 onwards. We will release figures for 2000, 2001, and 2002 reflecting these changes prior to the publication of first quarter 2003 results.

Other management accounting changes

In 2002 we implemented additional changes in our management accounting that required us to restate prior periods for the business units affected:
–	We simplified our allocation of Corporate Center costs to the Business Groups. In the past certain central costs were allocated proportionally to UBS business units. Since 1 January 2002, these charges have been restricted to services that are provided directly under explicit Service Level Agreements.
–	On 1 January 2002, we changed the way in which we calculate regulatory equity allocated to the business units, adjusting the leverage ratio (ratio of BIS Tier 1 capital excluding hybrid capital to BIS total capital) for non-goodwill items. This change in allocation also affects the interest earned on regulatory equity.
–	On 1 January 2002, we reclassified certain client assets of the Business Banking Switzerland business unit as custody-only, which required a restatement of the business unit’s invested assets.
–	From 1 October 2002, recurring fees at UBS PaineWebber were redefined to include alternative investment fees, fees from UBS Global Asset Management and other advisory fees that were not formerly included in the definition. These changes align the UBS Paine-Webber definition of recurring fees with the asset-based fee definition applied to the Private Banking business. We now uniformly characterize this type of revenue as “recurring fees” -both in Private Banking and UBS PaineWebber.

Additional disclosure in 2002

In our management accounting, the expense for equity-based compensation plans — including employee option plans — is recorded at the intrinsic value of the instruments at grant date. To enhance transparency, for every business unit and Business Group we now disclose the additional compensation expense we would have incurred in 2002 had we recognized the fair value of stock option grants. On a Group level, this additional expense would have been CHF 827 million in 2002 (CHF 690 million after-tax).

     Further details on the accounting treatment of equity-based compensation can be found in the section “Critical accounting policies” on page 13 and in Note 32e to the UBS Group Financial Statements.

Seasonal characteristics

Our main businesses do not show significant seasonal patterns - except for UBS Warburg’s Corporate and Institutional Clients business unit, where revenues are impacted by the seasonal characteristics of general financial market activity and deal flows in investment banking.

     When discussing quarterly performance, we therefore compare UBS Warburg’s results of the reported quarter with those achieved in the same period of the previous year. For all other Business Groups, results are compared with the previous quarter. Considering the impact of UBS Warburg’s performance on Group results, we discuss quarterly performance at Group level by comparing it with the same quarter in the previous year.

Client/invested assets reporting

When reporting on client assets, we show two assets metrics: client assets and invested assets:
–	Client assets represent all client assets managed by or deposited with UBS.
–	Invested assets is a more restrictive term and includes all client assets managed by or deposited with UBS for investment purposes only.

     Invested assets are our central measure and exclude all assets held for purely transactional purposes. It includes, for example, managed institutional assets, mutual funds, discretionary and advisory private client portfolios, and private client securities or brokerage accounts, but excludes wholesale custody-only assets, correspondent banking assets and transactional cash or current accounts. Non-bankable assets (e. g. art collections) and interbank deposits are excluded from both measures.
     Net new money is defined as the sum of the acquisition of invested assets from new clients, the loss of invested assets due to client defection and inflows and outflows of invested assets from existing clients. Interest and dividend income as well as the effects of market or currency movements as well as acquisitions and divestments are excluded from net new money.
     This definition was introduced in 2001. Because of that, invested assets on 31 December 2000 were restated according to the new definition.
     Where products are created in one Business Group, but sold in another, they are counted in both the investment management unit and the distribution unit, and double counted in Group totals. For example, a mutual fund provided by UBS Global Asset Management but sold by Private Banking will be counted as invested assets in both business units, as they both provide an independent service to their respective client, add value and generate revenues. This approach is in line with our open architecture strategy and allows us to accurately reflect the actual performance of our individual businesses.

     On a Group level, approximately CHF 290 billion in invested assets were double counted in 2002 out of total invested assets of CHF 2,037 billion (in 2001, approximately CHF 310 billion were double counted out of a total of CHF 2,448 billion in invested assets). The majority of assets that are double counted represent institutional funds managed by UBS Global Asset Management and distributed by UBS Wealth Management & Business Banking and UBS PaineWebber.

Credit loss expense

Credit loss expense represents the charges to the profit and loss account relating to amounts due to UBS from loans and advances, over-the-counter (OTC) derivatives and off-balance sheet products that are considered impaired or uncollectable (for more information, please refer to Note 11 to the UBS Group Financial Statements of this report).

     We determine the amount of credit loss expense in UBS’s financial accounts and in the business unit reporting on different bases. In the Group income statement, we report UBS’s results according to IFRS. Under these standards, credit loss expense is the total of net new allowances and direct writeoffs less recoveries. These actual losses are recognized and charged to the income statement in the period when they arise.
     By contrast, in our segment and business unit reporting, we apply an approach to the measurement of credit risk which reflects the average annual cost that management anticipates will arise from transactions existing today that may become impaired in the future. The basis for measuring these inherent risks in the credit portfolios is the concept of “expected loss” (further information on page 60 in the “Risk Analysis” section of the Handbook 2002/2003). Over the

Review of Business Group Performance Introduction

Business Group Credit Loss Charge

	UBS
	Wealth
CHF million	Management &	UBS	UBS	Corporate
For the year ended 31.12.02	Business Banking	Warburg	PaineWebber	Center	Total

Actuarial expected loss	569	126	13		708
Deferred releases	(255)	2	0		(253)

Credit loss expense charged to the Business Groups	314	128	13		455

IFRS actual credit loss expense	241	(35)	15	(15)	206

Balancing item charged as Credit loss expense in Corporate Center					(249)

longer term, the expected loss should equal the actual credit loss expense, although the latter is more erratic, in both timing and amount. Therefore, in business unit reporting, in addition to the expected loss, we also charge or refund the difference between actual credit loss expense and expected loss, amortized over a three-year period. With this deferred charging mechanism we not only make Business Groups ultimately accountable for any credit losses they suffer but also give them the incentive to align their credit decisions and risk-adjusted pricing with the medium-term risk profile of their credit transactions. The sum of this “deferral” and the expected loss makes up the Credit loss expense charged in our segment and business unit reporting.

     We reconcile the difference between the credit loss expense in UBS’s income statement (the actual loss) and the credit loss expense shown in business unit reporting (expected loss plus deferral), by recording a balancing item in Corporate Center. We also show the allocation of actual credit loss expense to the business units in the footnotes to Note 2a of the UBS Group Financial Statements.

Key performance indicators

On Group level, we focus on a consistent set of long-term financial targets defined across periods of varying market conditions and designed to ensure that UBS delivers continuously improving returns to shareholders (see pages 21 and 22 of this report). At the Business Group or business unit level, performance is measured with carefully chosen key performance indicators (KPIs). These do not carry explicit targets, but are indicators of the business units’ success in creating value for shareholders. They reflect the key drivers of each unit’s core business activities and include both financial metrics, such as the cost/income ratio, and non-financial metrics, such as invested assets or the number of client advisors.

     KPIs are an important part of our business planning process. They are used identically for internal performance measurement and external reporting. This ensures that management have a clear responsibility to lead their businesses towards achieving success in the Group’s key value drivers and avoids any risk of managing to purely internal performance measures.

Reconciliation of Business Group Credit Loss Charge to IFRS Actual Credit Loss Expense/(Recovery)

	Credit loss charge			IFRS actual credit loss expense
CHF million
For the year ended	31.12.02	31.12.01	31.12.00	31.12.02	31.12.01	31.12.00

UBS Wealth Management & Business Banking	314	604	785	241	123	(695)
UBS Warburg	128	112	243	(35)	360	562
UBS PaineWebber	13	18	3	15	15	3
Corporate Center	0	0	0	(15)	0	0

Total	455	734	1,031	206	498	(130)

Balancing item in Corporate Center	(249)	(236)	(1,161)

Indicative Tax Rates

Tax rate
For the year ended 31 December 2002	Pre-Goodwill

UBS Wealth Management & Business Banking	19
Private Banking	18
Business Banking Switzerland	20

UBS Global Asset Management	22

UBS Warburg	38
Corporate and Institutional Clients	31
UBS Capital	3

UBS PaineWebber	37

Business Group tax rates

Indicative Business Group and business unit tax rates are calculated on an annual basis based on the results and statutory tax rates of the financial year. These rates are approximate calculations, based upon the application to the year’s adjusted earnings of statutory tax rates for the locations in which the Business Groups operated. These tax rates therefore give guidance on the tax cost to each Business Group of doing business during 2002 on a stand-alone basis, without the benefit of tax losses brought forward from earlier years.

     The indicative tax rates are presented “pre-goodwill”. They give an indication of what the tax rate would have been if goodwill were not charged for accounting purposes. It is the sum of the tax expense payable on net profit before tax and goodwill in each location, divided by the total net profit before tax and goodwill. However, the tax rates post-goodwill are higher than the pre-goodwill rates, because in some jurisdictions there are limitations on the tax deductibility of amortization costs.

     Please note that these tax rates are not necessarily indicative of future tax rates for the businesses or UBS Group as a whole.

Review of Business Group Performance UBS Wealth Management & Business Banking

UBS Wealth Management & Business Banking

Georges Gagnebin
Chairman UBS Wealth Management &
Business Banking

Marcel Rohner
CEO UBS Wealth Management & Business Banking

[1]	In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements).

[2]	Excludes the amortization of goodwill and other intangible assets.

[3]	Operating expenses/operating income before credit loss expense.

[4]	For informational purposes only. These pre-tax amounts have not been recorded in the Income statement. For details on the fair value calculation, refer to Note 32e to the Financial Statements.

[5]	Excludes significant financial event: Income, CHF 155 million (Gain on disposal of Hyposwiss).

[6]	Excludes significant financial events: General and administrative expenses, CHF 80 million and Depreciation, CHF 72 million (PaineWebber integration costs).

In 2002, Private Banking’s pre-tax profit adjusted for SFEs was CHF 2,774 million, a 19% decline from 2001. Business Banking Switzerland’s profit before tax was CHF 1,967 million, up 32% from the previous year. Private Banking continues to attract net new money with further strong inflows in our European wealth management initiative. In Business Banking Switzerland, operating expenses fell 13%, and were at their lowest level since 1999.

Business Group reporting

CHF million, except where indicated					% change from
For the year ended	31.12.02		31.12.01	31.12.00	31.12.01

Income	12,928		13,488	14,355	(4)
Credit loss expense[1]	(314)		(604)	(785)	(48)

Total operating income	12,614		12,884	13,570	(2)

Personnel expenses	4,810		4,825	5,151	0
General and administrative expenses	2,317		2,434	2,478	(5)
Depreciation	480		616	633	(22)
Amortization of goodwill and other intangible assets	111		109	81	2

Total operating expenses	7,718		7,984	8,343	(3)

Business Group performance before tax	4,896		4,900	5,227	0

Business Group performance before tax and goodwill[2]	5,007		5,009	5,308	0

Additional information
Regulatory equity allocated (average)	8,800		9,400	10,150	(6)
Cost/income ratio (%)[3]	60		59	58
Cost/income ratio before goodwill (%)[2,3]	59		58	58
Fair value of employee stock options granted	96	[4]

Business Group reporting adjusted for Significant Financial Events

CHF million, except where indicated						% change from
For the year ended	31.12.02		31.12.01	31.12.00		31.12.01

Income	12,773	[5]	13,488	14,355		(5)
Credit loss expense[1]	(314)		(604)	(785)		(48)

Total operating income	12,459		12,884	13,570		(3)

Personnel expenses	4,810		4,825	5,151		0
General and administrative expenses	2,317		2,434	2,398	[6]	(5)
Depreciation	480		616	561	[6]	(22)
Amortization of goodwill and other intangible assets	111		109	81		2

Total operating expenses	7,718		7,984	8,191		(3)

Business Group performance before tax	4,741		4,900	5,379		(3)

Business Group performance before tax and goodwill[2]	4,852		5,009	5,460		(3)

Additional information
Cost/income ratio (%)[3]	60		59	57
Cost/income ratio before goodwill (%)[2,3]	60		58	56

Review of Business Group Performance UBS Wealth Management & Business Banking

Private Banking

[1]	Excludes significant financial event: Income, CHF 155 million (Gain on disposal of Hyposwiss).

[2]	Excludes significant financial events: General and administrative expenses, CHF 80 million and Depreciation, CHF 72 million (PaineWebber integration costs).

[3]	In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements).

[4]	Excludes the amortization of goodwill and other intangible assets.

[5]	Excludes interest and dividend income.

[6]	Calculated using the former definition of assets under management up to and including second quarter 2001.

[7]	Income/average invested assets.

[8]	Operating expenses/operating income before credit loss expense.

[9]	For informational purposes only. These pre-tax amounts have not been recorded in the Income statement. For details on the fair value calculation, refer to Note 32e to the Financial Statements.

Business unit reporting

CHF million, except where indicated			% change from
For the year ended	31.12.02	31.12.01	31.12.00	31.12.01

Income	7,279[1]	7,696	8,402	(5)
Credit loss expense[3]	(28)	(37)	(35)	(24)

Total operating income	7,251	7,659	8,367	(5)

Personnel expenses	2,083	1,947	2,030	7
General and administrative expenses	2,158	2,038	2,019[2]	6
Depreciation	125	151	145[2]	(17)
Amortization of goodwill and other intangible assets	111	109	55	2

Total operating expenses	4,477	4,245	4,249	5

Business unit performance before tax	2,774	3,414	4,118	(19)

Business unit performance before tax and goodwill[4]	2,885	3,523	4,173	(18)

KPIs
Invested assets (CHF billion)	688	791	798	(13)
Net new money (CHF billion)[5,6]	16.6	24.6	1.2

Gross margin on invested assets (bps)[7]	98	97	105	1

Cost/income ratio (%)[8]	62	55	51
Cost/income ratio before goodwill (%)[4,8]	60	54	50
Cost/income ratio before goodwill and excluding the European wealth management initiative (%)[4,8]	53	48

Client advisors (full-time equivalents)	3,291	3,043		8

Private Banking — International Clients
Income	5,229[1]	5,498	5,890	(5)

Invested assets (CHF billion)	493	555	550	(11)
Net new money (CHF billion)[5]	19.1	23.2	7.5

Gross margin on invested assets (bps)[7]	100	99	107	1

European wealth management initiative
(part of Private Banking — International Clients)
Income	186	140		33

Invested assets (CHF billion)	28	16		75
Net new money (CHF billion)[5]	7.6	5.6

Client advisors (full-time equivalents)	551	370		49

Private Banking — Swiss Clients
Income	2,050	2,198	2,512	(7)

Invested assets (CHF billion)	195	236	248	(17)
Net new money (CHF billion)[5,6]	(2.5)	1.4	(6.3)

Gross margin on invested assets (bps)[7]	95	92	100	3

Additional information				% change from
As at	31.12.02	31.12.01	31.12.00	31.12.01

Client assets (CHF billion)	836	949		(12)
Regulatory equity allocated (average)	3,100	3,550	2,600	(13)
Fair value of employee stock options granted	58[9]
Headcount (full-time equivalents)	10,488	10,249	9,835	2

Review of Business Group Performance UBS Wealth Management & Business Banking

Components of Operating Income

Private Banking derives its operating income principally from:		Private Banking’s fees are based on the market value of invested assets and the level of transaction-related activity. As a result, Private Banking’s operating income is affected by such factors as fluctuations in invested assets, changes in market conditions, investment performance and outflows of client funds.
–	fees for financial planning and wealth management services;
–	fees for investment management services; and
–	transaction-related fees

Significant Financial Events

In 2002, we decided to streamline our private banking activities in the region of Zurich and therefore sold our Hyposwiss subsidiary to the Cantonal Bank of Saint Gall. The transaction involved the transfer of 132 employees and CHF 6.4 billion in invested assets and generated a pre-tax gain of CHF 155 million which we treated as a significant financial event in 2002. This gain does not appear in the 2002 adjusted business unit result above.
     Following the merger with PaineWebber in 2000, our strategy for extending our wealth management services in Europe was re-assessed and focus shifted to more affluent clients than those originally targeted by the so-called “e-services” initiative. This change in strategy resulted in a charge of CHF 80 million to general and administrative expenses due to the closure of the infrastructure related to the initiative and a charge of CHF 72 million to depreciation due to the writeoff of the system used. Both amounts form part of the PaineWebber integration costs, which were treated as significant financial event in 2000, and as a result these costs do not appear in the adjusted business unit results above.
     There were no significant financial events that affected this business unit in 2001. The results in the discussion below exclude significant financial events.

2002

Key performance indicators

For the full year, net new money inflows totaled CHF 16.6 billion, down from the 2001 result of CHF 24.6 billion. Excluding the net outflow of over CHF 8 billion related to the Italian tax amnesty, the net new money result was essentially unchanged. International clients invested net new money of CHF 19.1 billion in 2002, down by only CHF 4.1 billion from a year earlier despite the Italian tax amnesty. This excellent underlying result in these difficult markets was due to the continued success of our European wealth management initiative as well as significant inflows from clients in Asia and the Americas.

     In the year to 31 December 2002, invested assets fell 13% to CHF 688 billion, mainly due to the steep drop in global equity markets as well as the 17% drop in the US dollar against the Swiss franc. Some 38% of Private Banking’s invested assets are denominated in US dollars.

     Gross margin on invested assets remained resilient and rose by 1 basis point to 98 basis points. Assets as well as revenues fell in 2002 from the already depressed 2001 levels. The split of the margin remained unchanged from 2001 with 72% of the margin stemming from recurring revenue and 28% from transactional fees.

     Over the full year, the pre-goodwill cost/ income ratio increased from 54% in 2001 to 60% in 2002, reflecting the ongoing investment in our European wealth management initiative as well as the strong decline in asset-based revenues. Excluding the European wealth management initiative, our cost/income ratio increased from 48% in 2001 to 53% in 2002.

European wealth management

Early in 2001 we launched the European wealth management initiative, designed to expand our market share in the five countries of France, Germany, Italy, Spain and the UK, key markets that cover about 80% of Europe’s investable assets. Our strategy is focused on wealthy clients, with services designed primarily for those with more than EUR 500,000 of investable assets, developed with a clear commitment to open architecture and the provision of a full range of “best-of-breed” investment products.

     Progress so far has been promising with net new money inflows into our domestic European network for full-year 2002 totaling CHF 7.6 billion, up 36% from last year’s intake of CHF 5.6 billion. The inflow in 2002 reflects an annual growth rate in net new money of 48%. For full-year 2002, income from our European wealth management initiative was CHF 186 million, 33% or CHF 46 million above the 2001 level, reflecting the success of our business expansion program.

     We hired a total of 181 client advisors in 2002, bringing the total at 31 December 2002 to 551. We remain committed to growing our presence in our European target markets and will continue to invest in qualified advisory staff at a rate determined by the market environment and business opportunities.

Results

Private Banking’s full-year 2002 pre-tax profit, at CHF 2,774 million, fell 19% from 2001 due to the steep decline in asset-based revenues which could not be fully compensated by cost reductions as we continue to invest in our European wealth management initiative.

Review of Business Group Performance UBS Wealth Management & Business Banking

Personnel as well as general and administrative expenses increased due to this strategic initiative.

Operating income

Full-year operating income was CHF 7,251 million, down 5% from CHF 7,659 million in 2001. Both non-recurring transaction revenues and recurring asset-based revenues fell from 2001.

Operating expenses

At CHF 4,477 million, full-year operating expenses for 2002 rose 5% from 2001, reflecting investments in our European wealth management initiative.
     Both personnel expenses, which rose 7% to CHF 2,083 million, as well as general and administrative expenses, up 6% at CHF 2,158 million, increased chiefly because of the investments in this initiative.
     Full-year depreciation fell in 2002 by 17% to CHF 125 million because of lower charges for information technology equipment, which is increasingly being leased instead of bought, while goodwill amortization was CHF 111 million, up 2% from 2001.

Headcount

Headcount, at 10,488 on 31 December 2002, increased by 239, mainly due to the hiring of experienced client advisors for the buildup of European wealth management activities. Overall, the number of client advisors increased by 8% to 3,291 at the end of 2002 and represented 31% of all Private Banking’s staff.

2001

Key performance indicators

Net new money inflows in 2001, at CHF 24.6 billion, were CHF 23.4 billion higher than in 2000, demonstrating our success in re-energizing our asset-gathering performance, as well as our determined focus on growing our wealth management franchise.

     In the year to 31 December 2001, invested assets fell a modest 1% despite the poor performance of securities markets, reflecting strong net new money growth and a relatively conservative asset mix.
     The gross margin fell from 105 basis points in 2000 to 97 basis points in 2001, clearly reflecting reduced transaction volumes, especially compared to the exuberant market environment in the early part of 2000.
     The pre-goodwill cost/income ratio increased by four percentage points from 50% in 2000 to 54% in 2001, reflecting the costs of our investments in the European wealth management initiative, and weaker transaction volumes.

European wealth management

In 2001, our domestic European network had net new money inflows of CHF 5.6 billion, despite the relatively difficult market conditions. Opening new offices and hiring new staff is a key component of the initiative. Hiring plans progressed well in 2001, with the number of client advisors in our five target countries rising to 370 on 31 December 2001, an increase of 208 for the year. A further 40 newly hired advisors started on 1 January 2002, bringing our total hiring in 2001 to 248.

Results

Weaker markets than in 2000 and the costs of investing in the European wealth management initiative brought full-year pre-tax profits in

2001 down 17% from 2000 to CHF 3,414 million, despite a continued focus on controlling operating costs.

Operating income

Full-year operating income was CHF 7,659 million, down 8% from the record CHF 8,367 million in 2000. This was driven by falling transaction-based revenues, reflecting the much less active markets in 2001. Asset-based revenues fell only very slightly compared to 2000, despite lower average assets, reflecting our success in providing added value services to our clients.

Operating expenses

At CHF 4,245 million, operating expenses in 2001 were nearly unchanged from 2000. Personnel expenses fell by 4% to CHF 1,947 million in 2001, reflecting lower performance-related compensation despite a 4% increase in head-count during the year.
     General and administrative expenses increased 1% from CHF 2,019 million in 2000 to CHF 2,038 million in 2001, principally reflecting the cost of investments in new product development, premises and systems in support of the European wealth management initiative.
     Depreciation increased from CHF 145 million in 2000 to CHF 151 million in 2001, reflecting increased investment in IT and premises.

Headcount

At 31 December 2001, Private Banking employed 10,249 professionals, a 4% increase compared with year-end 2000, driven by recruitment of client advisors and support personnel for the European wealth management initiative. At 31 December 2001, client advisors represented around 30% of Private Banking’s staff.

Review of Business Group Performance UBS Wealth Management & Business Banking

Business Banking Switzerland

Business unit reporting

CHF million, except where indicated					% change from
For the year ended	31.12.02		31.12.01	31.12.00	31.12.01

Private clients	3,014		3,185	3,520	(5)
Corporate clients	2,148		2,263	2,217	(5)
Other areas	332		344	216	(3)

Income	5,494		5,792	5,953	(5)
Credit loss expense[1]	(286)		(567)	(750)	(50)

Total operating income	5,208		5,225	5,203	0

Personnel expenses	2,727		2,878	3,121	(5)
General and administrative expenses	159		396	379	(60)
Depreciation	355		465	416	(24)
Amortization of goodwill and other intangible assets	0		0	26

Total operating expenses	3,241		3,739	3,942	(13)

Business unit performance before tax	1,967		1,486	1,261	32

Business unit performance before tax and goodwill[2]	1,967		1,486	1,287	32

KPIs
Invested assets (CHF billion)	205		215	239	(5)
Net new money (CHF billion)[3,4]	3.7		9.2	2.7

Cost/income ratio (%)[5]	59		65	66
Cost/income ratio before goodwill (%)[2,5]	59		65	66

Non-performing loans/gross loans outstanding (%)	3.6		4.8	5.5
Impaired loans/gross loans outstanding (%)	6.0		7.7	9.4

Additional information					% change from
As at or for the year ended	31.12.02		31.12.01	31.12.00	31.12.01

Deferred releases included in credit loss expense[1]	240		115		109
Client assets (CHF billion)	494		544		(9)
Regulatory equity allocated (average)	5,700		5,850	7,550	(3)
Fair value of employee stock options granted	38	[6]
Headcount (full-time equivalents)	18,442		19,220	20,437	(4)

1 In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements). Deferred releases represent amortization of historical differences between actual credit losses and actuarial expected loss (for more information, please refer to pages 39 and 40 of the UBS Financial Report 2002).   2 Excludes the amortization of goodwill and other intangible assets.   3 Excludes interest and dividend income.   4 Calculated using the former definition of assets under management up to and including second quarter 2001.   5 Operating expenses/operating income before credit loss expense.   6 For informational purposes only. These pre-tax amounts have not been recorded in the Income statement. For details on the fair value calculation, refer to Note 32e to the Financial Statements.

Components of Operating Income

Business Banking Switzerland derives its operating income principally from:		As a result, Business Banking Switzerland’s operating income is affected by movements in interest rates, fluctuations in invested assets, client activity levels, investment performance and changes in market conditions.
–	net interest income from its loan portfolio and customer deposits;
–	fees for investment management services;
–	transaction fees.

Significant financial events

There were no significant financial events that affected this business unit in 2002, 2001 or 2000.

2002

Key performance indicators

Invested assets fell from CHF 215 billion in 2001 to CHF 205 billion in 2002 as negative market developments and the weakening of major currencies against the Swiss franc were only partially offset by positive net new money inflows. In 2002, Business Banking Switzerland attracted net new money of CHF 3.7 billion, down from CHF 9.2 billion in 2001. This drop was due to smaller inflows from large corporate client accounts — a business traditionally subject to volatile inflows and outflows.

     For full-year 2002, the cost/income ratio was a record low 59%, 6 percentage points below the previous year’s ratio of 65%, reflecting the drop in total operating expenses to the lowest level since 1999.

     Business Banking Switzerland’s loan portfolio decreased to CHF 139 billion at 31 December 2002 from CHF 146 billion at 31 December 2001, driven by lower volumes in the corporate clients area and the further reduction in the recovery portfolio from CHF 12 billion at 31 December 2001 to CHF 8.6 billion at 31 December 2002. This positive development was also reflected in the key credit quality ratios: the non-performing loan ratio declined to 3.6% from 4.8%, while the ratio of impaired loans to gross loans saw a further improvement, falling to 6.0% from 7.7%.

     Full-year interest income in 2002 was below the previous year mainly due to lower interest margins on savings and cash accounts as well as the fall in the US dollar, which caused the Swiss franc equivalent of US dollar interest rate revenues to drop.

Results

In 2002, full-year pre-tax profit was a record CHF 1,967 million, up 32% from 2001, achieved despite declining revenues in difficult market conditions, due to continued tight management of our cost base and lower credit loss expenses. Personnel expenses dropped due to lower performance-related compensation as well as a drop in headcount whereas general and administrative expenses reached their lowest level since 1999.

Operating income

Full-year operating income was CHF 5,208 million, almost unchanged from 2001’s level of CHF 5,225 million. Interest income fell because of continued pressure on margins of liability products. Trading and transactional income also declined, reflecting the difficult market environment, although these developments were mostly offset by lower credit loss expenses, which fell to CHF

Review of Business Group Performance UBS Wealth Management & Business Banking

286 million in 2002, down 50% from CHF 567 million in 2001. This drop reflects the continued success in improving the quality of our loan portfolio through the implementation of risk-adjusted pricing and the deferred benefit of the prior year’s better than expected credit performance.

     Income from Private Clients declined from CHF 3,185 million in 2001 to CHF 3,014 million in 2002, reflecting mainly a decline in interest income due to lower margins of liability products due to lower market rates. In addition, fee income decreased as a result of a lower asset base and weaker client activity.
     Income from Corporate Clients declined 5% from CHF 2,263 million in 2001 to CHF 2,148 million in 2002 reflecting lower interest, fee and trading income due to the weak financial markets.
     Income from Other areas dropped by 3% to CHF 332 million in 2002 from CHF 344 million in 2001 mainly due to a methodology change regarding the treatment of revenues from correspondent banking clients.

Operating expenses

Full-year 2002 operating expenses decreased 13% from CHF 3,739 million in 2001 to CHF 3,241 million and were at their lowest level since 1999.
     Personnel expenses dropped 5% from CHF 2,878 million in 2001 to CHF 2,727 million in 2002, due to lower headcount.
     General and administrative expenses, at CHF 159 million, continued to drop and were 60% lower than the CHF 396 million recorded in 2001. This drop reflects our continuous efforts to control costs as well as higher usage of services, mainly IT, provided to other business units. Overall, the very low level of general and administrative expenses is explained by the integrated business model of UBS through which Business Banking Switzerland provides a significant number of services to other business units of the Group, mainly Private Banking. In accounting terms, the costs for these services are charged to the receiving unit as general and administrative expenses, offset by lower general and administrative expenses in the provider unit.
     Depreciation for full-year 2002 dropped to CHF 355 million from CHF 465 million in 2001 as information technology equipment is increasingly being leased instead of bought.

Headcount

Business Banking Switzerland’s headcount was 18,442 on 31 December 2002, a decline of 778 or 4% from 31 December 2001, as we continued to streamline processes and structures.

2001

Key performance indicators

In 2001, Business Banking Switzerland attracted net new money of CHF 9.2 billion, a clear improvement over 2000’s CHF 2.7 billion, reflecting improved flows from both private clients and corporate clients, where flows can be larger and more volatile. Invested assets were CHF 215 billion as of 31 December 2001.

     Business Banking Switzerland continued to focus successfully on stringent cost control measures reflected in a one percentage point decline in the full year’s pre-goodwill cost/income ratio from 66% in 2000 to 65% in 2001. This resulted from reductions in headcount and in performance-related compensation expenses.
     Business Banking Switzerland’s loan portfolio decreased from CHF 150 billion at 31 December 2000 to CHF 146 billion at 31 December 2001, driven by reductions in the more volatile business with banks and the further reduction in the recovery portfolio from CHF 15 billion to CHF 12 billion.
     The strength of the Swiss economy in the early part of 2001 and our continued successful recovery efforts were reflected in an improvement in key asset quality ratios since the end of 2000. The non-performing loans to total loans ratio decreased from 5.5% to 4.8% while the ratio of impaired loans to gross loans further improved from 9.4% to 7.7%.

Results

Business Banking Switzerland enjoyed a very strong year, despite the much more difficult market conditions, with profit before tax in 2001 up 18% compared to 2000, at CHF 1,486 million. The implementation of risk-adjusted pricing and the strength of the Swiss economy in 2000 and early 2001 led to a significant increase in credit quality, while operating expenses have remained under tight control, falling 5% compared to 2000.

Operating income

Operating income in 2001 was up CHF 22 million from 2000 at CHF 5,225 million, principally reflecting the reduction in credit loss expense partially offset by the effect of weaker markets in 2001 on fee and commission income.
     Business Banking Switzerland has improved the quality of its loan portfolio considerably in recent years, principally through the introduction of risk-adjusted pricing, leading to a lower adjusted expected loss charge in 2001 compared to 2000. In 2001, we introduced a new process for calculating the adjusted expected loss charged to the Business Groups, under which the difference between the actual IFRS credit losses and the actuarial expected loss calculated for management reporting purposes is charged or credited back to the business units over a three-year period, so that the risks and rewards over the cycle are better reflected in their results. Since actual credit losses in Business Banking Switzerland have recently been lower than the adjusted expected loss charge, this deferral process has also resulted in a lower adjusted expected loss charge (see pages 39 and 40 for further details).
     Together these effects led to a credit loss expense of CHF 567 million in 2001, down 24% from CHF 750 million in 2000.
     Income from Private Clients declined from CHF 3,520 million in 2000 to CHF 3,185 million in 2001 due to lower fee income, reflecting lower market activity levels as well as lower interest income because of liability margin pressure.
     Income from Corporate Clients increased by 2% from CHF 2,217 million in 2000 to CHF 2,263 million in 2001, reflecting higher income due to a change in the treatment of interest on impaired loans (previously recorded as a reduction in credit loss expense), which more than offset lower interest and fee income due to the weaker financial markets.
     Income from Other areas increased by 59% from CHF 216 million in 2000 to CHF 344 million in 2001 reflecting higher disposal revenues (the sale of TicketCorner) and higher one-off revenues from minority holdings.

Operating expenses

Operating expenses remain under strict control, totaling CHF 3,739 million in 2001, CHF 203 million lower than in 2000.
     General and administrative expenses in 2001, at CHF 396 million, were 4% higher than in 2000, principally reflecting higher liability risk provisions, partially offset by lower IT outsourcing costs and the continued effect of our efforts to control costs.
     Personnel expenses declined by CHF 243 million compared to 2000, to CHF 2,878 million, reflecting a fall in headcount of 1,217 since the end of 2000, and lower performance-related pay. Over the full year, the compensation ratio in Business Banking Switzerland was 50%, down from 52% in 2000.
     Depreciation increased 12% from 2000, to CHF 465 million, principally reflecting cancellation of previously capitalized software projects as a result of cost control measures. Goodwill amortization dropped from CHF 26 million in 2000 to zero in 2001, reflecting the writeoff of goodwill on a credit card portfolio in 2000.

Headcount

Business Banking Switzerland’s headcount declined by a further 6% in 2001, from 20,437 on 31 December 2000 to 19,220 on 31 December 2001, as the cost control effects from the systematic implementation of the strategic projects portfolio and the benefits of the merger between Union Bank of Switzerland and Swiss Bank Corporation continued to be realized.

Review of Business Group Performance UBS Global Asset Management

UBS Global Asset Management

John A. Fraser
Chairman and CEO
UBS Global Asset Management

Pre-tax profit in 2002 was CHF 187 million, down 33% from 2001. The declines in equity markets throughout 2002 resulted in lower invested asset levels and subsequently, lower asset-based revenues. This decrease was partially offset by ongoing initiatives to control costs.

Business Group reporting

CHF million, except where indicated					% change from
For the year ended	31.12.02	31.12.01	31.12.00		31.12.01

Institutional fees	899	1,174	1,242		(23)
Wholesale Intermediary fees	1,054	1,044	836		1

Total operating income	1,953	2,218	2,078		(12)

Personnel expenses	946	1,038	941		(9)
General and administrative expenses	513	569	434		(10)
Depreciation	37	46	49		(20)
Amortization of goodwill and other intangible assets	270	286	267		(6)

Total operating expenses	1,766	1,939	1,691		(9)

Business Group performance before tax	187	279	387		(33)

Business Group performance before tax and goodwill[1]	457	565	654		(19)
KPIs
Cost/income ratio (%)[2]	90	87	81
Cost/income ratio before goodwill (%)[1,2]	77	75	69

Institutional
Invested assets (CHF billion)	279[3]	328	323		(15)
Net new money (CHF billion)[4]	(0.6)	6.2	(70.8)[5]
Gross margin on invested assets (bps)[6]	29	37	38		(22)

Wholesale Intermediary
Invested assets (CHF billion)	278[3]	344	319		(19)
Net new money (CHF billion)[4]	(1.8)	28.7	2.9	[5]
Gross margin on invested assets (bps)[6]	34	32	36		6

Additional information					% change from
As at	31.12.02	31.12.01	31.12.00		31.12.01

Client assets (CHF billion)	557	672			(17)
Regulatory equity allocated (average)	1,750	1,850	1,550		(5)
Fair value of employee stock options granted	44[7]
Headcount (full-time equivalents)	3,346	3,281	2,860		2

1 Excludes the amortization of goodwill and other intangible assets.  2 Operating expenses/operating income.  3 In the second quarter 2002 invested assets of CHF 7.7 billion were transferred from Mutual Funds (now renamed Wholesale Intermediary). Prior years are shown according to the old classification.  4 Excludes interest and dividend income.  5 Calculated using the former definition of assets under management.  6 Income/average invested assets.  7 For informational purposes only. These pre-tax amounts have not been recorded in the Income statement. For details on the fair value calculation, refer to Note 32e to the Financial Statements.

Components of Operating Income

UBS Global Asset Management generates its revenue from the asset management services it provides to institutional and wholesale intermediary clients. Fees charged to institutional clients and wholesale intermediary clients are based on the market value of invested assets and on	successful investment performance. As a result, UBS Global Asset Management’s revenues are affected by changes in market and currency valuation levels as well as flows of client funds, and relative investment performance.

Significant financial events

There were no significant financial events that affected this Business Group in 2002, 2001 or 2000.

2002

Key performance indicators

For 2002, the pre-goodwill cost/income ratio was 77%, up 2 percentage points from a year earlier. The increase was primarily due to lower invested asset values, which resulted in lower asset-based revenues. Those developments, however, were partially offset by lower operating expenses prompted by ongoing initiatives to control costs.

Institutional

Institutional invested assets, at CHF 279 billion on 31 December 2002, declined 15% from their level on 31 December 2001. The decrease in assets was due to the decline seen in financial markets during the year as well as the drop of the US dollar against the Swiss franc over the year.
     For full-year 2002, the outflow of net new money was CHF 0.6 billion. This is a disappointing figure compared to the net new money inflow of CHF 6.2 billion recorded in 2001. Strong inflows into equity mandates were more than offset by outflows from alternative asset and fixed income mandates.

     Full-year gross margin was 29 basis points, a decrease of 8 basis points from 2001 due to lower performance fees and a lower proportion of assets in alternative investments.

Wholesale Intermediary

Invested assets stood at CHF 278 billion on 31 December 2002, down from CHF 344 billion on 31 December 2001. The decline was primarily the result of negative currency impacts and declining markets as well as slightly negative net new money.
     For full-year 2002, the outflow of net new money was CHF 1.8 billion compared to an inflow of CHF 28.7 billion in 2001. The outflow was largely due to CHF 7.0 billion in money market funds, primarily in the Americas. Inflows of CHF 3.2 billion into equity and private market mandates globally in all business areas as well as an inflow of CHF 3.0 billion into alter-

Review of Business Group Performance UBS Global Asset Management

native investments, primarily at GAM, largely offset the outflow.

     The gross margin rose to 34 basis points in 2002 from 32 basis points in 2001 as a result of the asset mix improving towards higher margin asset classes.

Investment capabilities and performance

Global equity markets ended the year in significantly negative territory with the US market, as measured by the S&P 500, posting its first consecutive three-year decline since the Second World War. Markets outside the US have now fallen further from peak to trough than in their most significant previous contraction in the mid-1970s. Contributing to the erosion of equity values was the investor realization that any recovery would not be as robust as hoped, both with regard to economic fundamentals and earnings.

     The majority of UBS Global Asset Management funds finished the year strongly, well above benchmark in the fourth quarter 2002. The Global Equity Composite led the way, beating MSCI World Equity Free Index benchmark returns for the year, 3- and 5-year periods by significant margins. The UK Balanced Equity portfolio continued to perform well against the FTSE All-Share Index for the same periods and our US Equity Composite surpassed the Wilshire 5000 benchmark by more than 5 percentage points in 2002. It also remains ahead of the benchmark for 3-, and 5-year periods. Emerging equities also showed good results for the year and have also outperformed their benchmark, the MSCI Emerging Equity Markets Free Index, for each of the past 3- and 5-year periods as well.

     The deteriorating global economy and a flight to quality by equity investors provided the backdrop for a rally in the global sovereign bond market during the year. UBS Global Asset Management’s Global Bond Composite exceeded the Salomon WGBI index for the year and the 3-year period as well, but trailed the index for 5-year annualized returns. The US Bond Composite also exceeded the Lehman US Aggregate Index for the 3-, and 5-year periods. Credit research has been strong, with the Global Aggregate Composite finishing well ahead of the Lehman Global Aggregate in 2002, but Emerging Markets Debt ended the year poorly, albeit preserving its 3- and 5-year outperformance against the JP Morgan EMBI Global index.
     Balanced portfolios also fared well this past year, as exemplified by the Global Multi-Asset Fund, which outperformed the Multiple Markets Index by 4.6 percentage points. Security selection within the component asset classes and currency strategies favoring the euro at the expense of the US dollar were primarily responsible. In the 1-, 3-, and 5-year periods, returns continued to be significantly ahead of the benchmark.

Results

UBS Global Asset Management reported for full-year 2002 a pre-tax profit of CHF 187 million, a decrease of 33% from 2001’s pre-tax profit of CHF 279 million. The declines in equity markets experienced throughout 2002 resulted in lower invested asset levels and subsequently, lower asset-based revenues. These developments were partially offset by ongoing initiatives to control costs. Over the year, personnel expenses decreased due to a decline in incentive compensation while general and administrative expenses fell due to lower IT and premises expenditures.

Operating income

In full-year 2002, operating income declined CHF 265 million, or 12%, to CHF 1,953 million, primarily due to the declines in financial markets during the year feeding through to asset-based revenues and the US dollar’s weakening against the Swiss franc.
     Institutional revenues fell to CHF 899 million in full-year 2002 from CHF 1,174 million a year earlier due to the US dollar’s weakening against the Swiss franc, lower performance fees at O’Connor, and the effect of market declines on asset-based revenues.
     For full-year 2002, Wholesale Intermediary revenues, at CHF 1,054 million, increased slightly from CHF 1,044 million a year earlier due to an increase in higher margin assets invested with GAM.

Operating expenses

For full-year 2002, operating expenses declined to CHF 1,766 million from CHF 1,939 million a year earlier, primarily due to cost saving initiatives.
     Personnel expenses were CHF 946 million in 2002, CHF 92 million lower than in 2001, reflecting lower incentive-based compensation partially offset by higher severance expenses.
     General and administrative expenses fell to CHF 513 million from CHF 569 million in the same period, reflecting a weaker US dollar, and lower project-related expenses.
     Over the year, depreciation decreased from CHF 46 million to CHF 37 million as some assets became fully depreciated. Amortization declined CHF 16 million to CHF 270 million, reflecting the drop in the US dollar against the Swiss franc.

Headcount

Headcount, at 3,346 on 31 December 2002, was up from 3,281 on 31 December 2001. The increase of 2% primarily reflects additional headcount at GAM and a reclassification from contractors to employees at O’Connor.

2001

Key performance indicators

Invested assets increased 5% during the year from CHF 642 billion on 31 December 2000 to CHF 672 billion on 31 December 2001. Net new money was CHF 34.9 billion for the year, reflecting the recognition of strong relative investment performance and business development efforts. The pre-goodwill cost/income ratio rose from 69% in 2000 to 75% in 2001, principally reflecting the higher cost/income ratio of the Brinson Advisors (now rebranded UBS Global Asset Management) business transferred from UBS PaineWebber at the start of the year.

Institutional

Institutional invested assets increased from CHF 323 billion on 31 December 2000 to CHF 328 billion on 31 December 2001. This 2% increase was due to CHF 6.2 billion in net new money and a CHF 34 billion increase in invested assets from the acquisition of RT Capital (now rebranded UBS Global Asset Management) which more than offset negative market performance.
     Net new money in 2001 was CHF 6.2 billion, a great improvement from the net outflows of CHF 70.8 billion in 2000, as clients start to recognize the success of our integrated global invest-

Review of Business Group Performance UBS Global Asset Management

ment management platform, which delivered strong relative investment performance in both 2001 and 2000.

     Full-year gross margin was 37 basis points, a decrease of 1 basis point from 2000, primarily due to lower performance fees in O’Connor and the addition of the lower margin Brinson Advisors business.

Wholesale Intermediary

Wholesale Intermediary’s invested assets increased CHF 25 billion, from CHF 319 billion at 31 December 2000 to CHF 344 billion at 31 December 2001, driven by net new money. Market performance was limited to a negative impact on invested assets of less than 1%.
     Net new money of CHF 28.7 billion in 2001, compared to CHF 2.9 billion in 2000, reflected much better asset-gathering performance in both Europe and the Americas, particularly in fixed income mandates.
     The gross margin in 2001 decreased 4 basis points to 32 basis points due to the addition of Brinson Advisors, which has a high proportion of lower margin money market funds, partially offset by the introduction of a new pricing structure for UBS Investment Funds.

Results

Pre-tax profit of CHF 279 million in 2001 was 28% lower than 2000. Despite market declines and lower performance fees in the O’Connor business, income increased as a result of the new investment funds pricing structure introduced in 2001, the acquisition of RT Capital and the inclusion of Brinson Advisors. This was more than offset by higher personnel expenses and general and administrative expenses driven by spending on growth initiatives, the integration of Brinson Advisors and the acquisition of RT Capital in third quarter.

Operating income

Operating income increased CHF 140 million, or 7%, from 2000 to CHF 2,218 million in 2001, as a result of the inclusion of Brinson Advisors, the new pricing structure introduced this year for investment funds and the acquisition of RT Capital. These effects were partially offset by lower performance fees at O’Connor, our alternative investment business, and the effect on asset-based revenues of market declines in 2001 and institutional asset outflows in 2000 which led to lower average assets compared to 2000.
     Institutional income fell 5% in 2001 compared to 2000, to CHF 1,174 million, while Wholesale Intermediary revenue increased 25% from 2000 to CHF 1,044 million in 2001.

Operating expenses

Operating expenses increased 15% to CHF 1,939 million in 2001, driven by the addition of Brinson Advisors and RT Capital.
     General and administrative expenses increased 31% from CHF 434 million in 2000 to CHF 569 million in 2001, principally reflecting the addition of Brinson Advisors.
     Personnel expenses increased 10% from CHF 941 million in 2000 to CHF 1,038 million in 2001, again mostly due to the addition of Brinson Advisors, which more than offset a considerable decline in performance-related compensation.
     Depreciation decreased 6% from CHF 49 million in 2000 to CHF 46 million in 2001. Amortization of goodwill and other intangible assets increased 7% to CHF 286 million in 2001, reflecting the effect of the acquisition RT Capital.

Headcount

Headcount increased by 421 in 2001, from 2,860 at 31 December 2000 to 3,281 at 31 December 2001, mostly due to the integration of Brinson Advisors and RT Capital.

Review of Business Group Performance UBS Warburg

UBS Warburg

John P. Costas
Chairman and CEO
UBS Warburg

[1]	In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements).

[2]	Excludes the amortization of goodwill and other intangible assets.

[3]	Operating expenses/operating income before credit loss expense.

[4]	Excludes interest and dividend income.

[5]	For informational purposes only. These pre-tax amounts have not been recorded in the Income statement. For details on the fair value calculation, refer to Note 32e to the Financial Statements.

[6]	Excludes significant financial events: Personnel expenses, CHF 86 million, General and administrative expenses, CHF 13 million and Depreciation, CHF 7 million (all PaineWebber integration costs).

Corporate and Institutional Clients net profit before tax in 2002, at CHF 3,129 million, was 17% lower than in 2001. Market conditions remained challenging, although our Fixed Income, Rates and Currencies business held up well. UBS Capital recorded a pre-tax loss of CHF 1,761 million, with challenging market conditions and a slowdown in corporate activity leading to deteriorating valuations in all markets and industries.

Business Group reporting

CHF million, except where indicated					% change from
For the year ended	31.12.02	31.12.01	31.12.00		31.12.01

Income	12,498	14,715	18,240		(15)
Credit loss expense[1]	(128)	(112)	(243)		14

Total operating income	12,370	14,603	17,997		(15)

Personnel expenses	7,878	8,354	9,451		(6)
General and administrative expenses	2,378	2,650	2,755		(10)
Depreciation	382	456	564		(16)
Amortization of goodwill and other intangible assets	364	402	192		(9)

Total operating expenses	11,002	11,862	12,962		(7)

Business Group performance before tax	1,368	2,741	5,035		(50)

Business Group performance before tax and goodwill[2]	1,732	3,143	5,227		(45)

Additional information
Cost/income ratio (%)[3]	88	81	71
Cost/income ratio before goodwill (%)[2,3]	85	78	70
Net new money (CHF billion)[4]	0.5	0.1
Invested assets (CHF billion)	3	1	1		200
Client assets (CHF billion)	133	109			22
Regulatory equity allocated (average)	13,100	14,300	10,800		(8)
Fair value of employee stock options granted	582[5]

Business Group reporting adjusted for Significant Financial Events
CHF million, except where indicated					% change from
For the year ended	31.12.02	31.12.01	31.12.00		31.12.01

Income	12,498	14,715	18,240		(15)
Credit loss expense[1]	(128)	(112)	(243)		14

Total operating income	12,370	14,603	17,997		(15)

Personnel expenses	7,878	8,354	9,365	[6]	(6)
General and administrative expenses	2,378	2,650	2,742	[6]	(10)
Depreciation	382	456	557	[6]	(16)
Amortization of goodwill and other intangible assets	364	402	192		(9)

Total operating expenses	11,002	11,862	12,856		(7)

Business Group performance before tax	1,368	2,741	5,141		(50)

Business Group performance before tax and goodwill[2]	1,732	3,143	5,333		(45)
Additional information
Cost/income ratio (%)[3]	88	81	70
Cost/income ratio before goodwill (%)[2,3]	85	78	69

Review of Business Group Performance UBS Warburg

Corporate and Institutional Clients

Business Unit reporting

CHF million, except where indicated					% change from
For the year ended	31.12.02	31.12.01	31.12.00		31.12.01

Investment Banking[1]	1,915	2,541	2,700		(25)
Equities	5,625	6,422	10,300		(12)
Fixed Income, Rates and Currencies[2]	6,490	6,350	4,590		2
Non-core business	70	274	280		(74)

Income	14,100	15,587	17,870		(10)
Credit loss expense[3]	(128)	(112)	(243)		14

Total operating income	13,972	15,475	17,627		(10)

Personnel expenses[4]	7,784	8,258	9,223	[5]	(6)
General and administrative expenses	2,314	2,586	2,695	[5]	(11)
Depreciation	381	454	555	[5]	(16)
Amortization of goodwill and other intangible assets	364	402	190		(9)

Total operating expenses	10,843	11,700	12,663		(7)

Business unit performance before tax	3,129	3,775	4,964		(17)

Business unit performance before tax and goodwill[6]	3,493	4,177	5,154		(16)

KPIs
Compensation ratio (%)[7]	55	53	52

Cost/income ratio (%)[8]	77	75	71
Cost/income ratio before goodwill (%)[6,8]	74	72	70

Non-performing loans/gross loans outstanding (%)	1.6	2.6	2.8
Impaired loans/gross loans outstanding (%)	3.2	5.4	5.6
Average VaR (10-day 99%)	275	252	242		9

Additional information					% change from
As at or for the year ended	31.12.02	31.12.01	31.12.00		31.12.01

Deferred releases included in credit loss expense[3]	(2)	38	36
Regulatory equity allocated (average)	12,550	13,600	10,250		(8)
Fair value of employee stock options granted	567[9]
Headcount (full-time equivalents)	15,964	15,562	15,262		3

1 Formerly Corporate Finance.   2 Formerly Fixed Income and Foreign Exchange.   3 In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements). Deferred releases represent amortization of historical differences between actual credit losses and actuarial expected loss (for more information, please refer to pages 39 and 40 of the UBS Financial Report 2002).   4 Includes retention payments in respect of the PaineWebber acquisition. 2002: CHF 54 million, 2001: CHF 46 million, 2000: CHF 11 million   5 Excludes significant financial events: Personnel expenses, CHF 86 million, General and administrative expenses, CHF 13 million and Depreciation, CHF 7 million (all PaineWebber integration costs).   6 Excludes the amortization of goodwill and other intangible assets.   7 Personnel expenses/operating income before credit loss expense.   8 Operating expenses/operating income before credit loss expense.   9 For informational purposes only. These pre-tax amounts have not been recorded in the Income statement. For details on the fair value calculation, refer to Note 32e to the Financial Statements.

Components of Operating Income

The Corporate and Institutional Clients unit generates operating income from:		–	gains and losses on market making, proprietary, and arbitrage positions.
–	commissions on agency transactions and spreads or markups on principal transactions;	As a result, Corporate and Institutional Clients’ operating income is affected by movements in market conditions, interest rate swings, the level of trading activity in primary and secondary markets and the extent of merger and acquisition activity. These and other factors have had, and may in the future have, a significant impact on results of operations from year to year.
–	fees from debt and equity capital markets transactions, leveraged finance, and the structuring of derivatives and complex transactions;
–	mergers and acquisitions and other advisory fees;
–	interest income on principal transactions and from the loan portfolio; and

Significant financial events

PaineWebber integration costs were treated as a significant financial event in 2000, and are not reflected in adjusted business unit results on the previous page. The amounts involved were personnel expenses of CHF 86 million, general and administrative expenses of CHF 13 million, and depreciation of CHF 7 million.
     There were no significant financial events that affected this business unit in 2002 or 2001. The results in the discussion below exclude significant financial events.

2002

Key performance indicators

Our performance in 2002 reflects the worldwide downturn in market conditions. However, as a result of our strong client franchise and continuing efforts to manage costs, results have proven relatively resilient.

     We continue to maintain a tight focus on cost management in light of the current operating environment. Over the full year, the pre-goodwill cost/income ratio increased slightly to 74% from 72% in 2001.

     Our compensation ratio in 2002 was 55%, a slight increase on the 53% recorded in 2001, reflecting the relatively strong performance of many of our businesses compared to competitors and to market conditions.

     Average Value at Risk (VaR) for Corporate and Institutional Clients increased from CHF 252 million in 2001 to CHF 275 million in 2002, remaining within the normal ranges.

     Total loans increased by 2% from CHF 61 billion on 31 December 2001 to CHF 62 billion on 31 December 2002, due to an increase in short-term money market deposits although this was partially offset by repayments from European multi-

Review of Business Group Performance UBS Warburg

nationals, reflecting the continued reduction of our non-core commercial lending activities as well as the drop in the US dollar against the Swiss franc.

     Continued successful recovery efforts led the ratio of impaired loans to total loans to fall from 5.4% on 31 December 2001 to 3.2% at the end of 2002. The non-performing loans to total loans ratio declined from 2.6% to 1.6% over the same period.

Results

UBS Warburg’s Corporate and Institutional Clients business unit reported 2002 pre-tax profit of CHF 3,129 million, a decrease of 17% from 2001, reflecting difficult economic conditions, particularly for the investment banking and equities businesses. This was partially offset by the strong result of our fixed income, rates and currencies business. Over the full year, overall expenses dropped by 7% reflecting lower personnel expenses driven by a reduction in incentive compensation as well as the success of our continued cost containment initiatives.

Operating income

Full-year revenues of CHF 14,100 million were 10% lower than in 2001.

     Investment Banking revenues for the full-year dropped by 25% from CHF 2,541 million to CHF 1,915 million in 2002, due to much lower corporate activity, which translated into a 22% drop in the global fee pool compared to 2001.

     Equities revenues for the full-year were also lower than in 2001, down from CHF 6,422 million to CHF 5,625 million, reflecting falling indices worldwide and much lower market activity. Full-year primary revenues remained flat, because of market share gains in the US and in Asia, which compensated for the drop in overall market activity.
     Over the full year Fixed Income, Rates and Currencies revenues increased 2% to CHF 6,490 million, primarily due to substantial growth in our Emerging Markets and Principal Finance businesses, offset by reductions in our Interest Rates and Foreign Exchange business lines. Revenues related to gains in credit default swaps economic hedging credit exposures in the loan book also positively impacted the result. Our foreign exchange business increased volumes and spreads compared to 2001.
     Non-core revenues in 2002, at CHF 70 million, were 74% lower than in 2001 reflecting our continued reduction of our non-core lending portfolio.

Operating expenses

Total operating expenses dropped by 7% from 2001 to CHF 10,843 million in 2002. The underlying decline in 2002 is even more marked than these figures would suggest as the 2002 results include a provision of CHF 90 million (USD 65 million) for the US equity research settlement and a CHF 72 million charge for the restructuring of our Energy trading business. The significant underlying reduction of 9% from last year’s expense levels reflects the continuing success of our cost containment initiatives accentuated by the drop of the US dollar against the Swiss franc.

     In total, personnel expenses in 2002, at CHF 7,784 million, were CHF 474 million or 6% lower than 2001, mainly driven by a reduction in incentive compensation in line with lower revenues and the weaker US dollar.
     Full-year general and administrative expenses were CHF 2,314 million in 2002, down 11% from 2001’s CHF 2,586 million, as cost saving programs implemented during the course of 2002 helped to lower IT and other costs, particularly travel, advertising costs and professional fees.
     In full-year 2002, depreciation declined to CHF 381 million from CHF 454 million a year earlier, reflecting our cost control initiatives, which helped to lower charges for new computer workstations and other IT-related equipment. Amortization of goodwill and other intangibles fell 9% for the full-year, reflecting the fact that various assets became fully amortized in 2002.

Headcount

Headcount, at 15,964 on 31 December 2002, increased by 402 or 3% from 31 December 2001 reflecting the expansion in our fixed income, rates and currency area (which includes UBS Warburg Energy) as well as the transfer of the prime brokerage and Australian private clients businesses from UBS PaineWebber.

2001

Key performance indicators

Corporate and Institutional Clients measures its expense base primarily in terms of percentage of revenues, looking at both personnel costs and non-personnel costs on this basis.

     The pre-goodwill cost/income ratio of 72% in 2001, was up slightly from 70% in 2000 as a result of the reduced revenues in difficult market conditions. The ratio of personnel costs to income was 53% in 2001, only a slight increase on the 52% recorded in 2000, comparing favorably with our peer group.
     Average VaR for Corporate and Institutional Clients increased only slightly from CHF 242 million in 2000 to CHF 252 million in 2001. In general, market risk exposures stayed within the normal ranges. There was, however, a short-term but significant increase in VaR in December 2001 resulting from sizeable client-driven equity transactions. The need for a temporary increase in limits was anticipated and pre-approved by the Group Executive Board. The trades were successfully executed and the risk reduced to normal levels.
     Total loans decreased by 18% from CHF 74 billion at 31 December 2000 to CHF 61 billion at 31 December 2001, due to a reduction in Japanese government exposures, and repayments from European multinationals, reflecting the continued reduction of our commercial lending risk profile.
     Continued successful recovery efforts led the ratio of impaired loans to total loans to fall from 5.6% at 31 December 2000 to 5.4% at the end of 2001. The non-performing loans to total loans ratio declined from 2.8% to 2.6% over the same period.

Results

We recorded a strong performance in 2001, relative to the much weaker markets this year. Pre-tax profit in 2001 was CHF 3,775 million, a decline of 24% over 2000, our best year ever. Equities and Investment Banking both suffered from the economic downturn and the consequent weakness in their global markets, while the Fixed Income, Rates and Currencies business delivered record results, driven by interest rate reductions and increased volatility, and supported by the expansion of businesses acquired from Paine-Webber. Investment Banking continued to outperform 2000 in terms of market share, with full-year analysis showing us with a 4.4% share of fees, compared to 3.6% in 2000.

Review of Business Group Performance UBS Warburg

Operating income

Operating income of CHF 15,475 million in 2001 was 12% lower than in 2000.
     Investment Banking revenues were CHF 2,541 million in 2001, 6% lower than in 2000, as our improved share of fees in 2001 was more than offset by the general contraction experienced in corporate finance in 2001.
     Equities revenues for 2001 were also lower than in 2000, down 38% from CHF 10,300 million to CHF 6,422 million in 2001. This decline principally reflects reduced trading revenues, driven by the lack of mergers and acquisitions activity and increased volatility, together with a cautious approach to risk in difficult market conditions. Commission revenues have been broadly consistent with levels in 2000, reflecting the breadth and depth of our client franchise.
     Fixed Income, Rates and Currencies performed very strongly in 2001, with revenues up 38% from 2000, at CHF 6,350 million. This reflects the effect of interest rate reductions, which led to increased issuance and higher volatility, and the inclusion of businesses taken over from PaineWebber.
     Non-core revenues in 2001 were 2% lower than in 2000, at CHF 274 million.

Operating expenses

Personnel expenses declined 10%, from CHF 9,223 million in 2000 to CHF 8,258 million in 2001, driven by reductions in incentive compensation in line with labor market conditions and full-year results.
     General and administrative expenses in 2001 were 4% lower than in 2000, at CHF 2,586 million, reflecting the impact of cost control measures put in place during 2001. (Fourth quarter 2001 general and administrative expenses were 27% lower than in fourth quarter 2000.)
     Depreciation fell 18% from 2000 to CHF 454 million in 2001, driven by reductions in IT expenditure as a result of cost control initiatives.
     Amortization of goodwill and other intangibles increased by CHF 212 million to CHF 402 million in 2001 mainly driven by additional goodwill amortization due to the acquisition of PaineWebber.

Headcount

Headcount at 31 December 2001 remained little changed, at 15,562 compared to 15,262 at the end of 2000. We did not engage in widespread headcount reductions that might have had a long-term detrimental impact on our client franchises, but upgraded staff quality in selected areas.

UBS Capital

Business unit reporting

CHF million, except where indicated				% change from
For the year ended	31.12.02	31.12.01	31.12.00	31.12.01

Total operating income	(1,602)	(872)	370	(84)

Personnel expenses	94	96	142	(2)
General and administrative expenses	64	64	47	0
Depreciation	1	2	2	(50)
Amortization of goodwill and other intangible assets	0	0	2

Total operating expenses	159	162	193	(2)

Business unit performance before tax	(1,761)	(1,034)	177	(70)

Business unit performance before tax and goodwill[1]	(1,761)	(1,034)	179	(70)

KPIs

Value creation (CHF billion)	(1.4)	(1.4)	0.6	0

				% change from
As at	31.12.02	31.12.01	31.12.00	31.12.01

Investment (CHF billion)[2]	3.1	5.0	5.5	(38)

Additional information				% change from
As at	31.12.02	31.12.01	31.12.00	31.12.01

Portfolio fair value (CHF billion)	3.8	5.6	6.9	(32)
Regulatory equity allocated (average)	550	700	550	(21)
Fair value of employee stock options granted	15[3]
Headcount (full-time equivalents)	73	128	129	(43)

1 Excludes the amortization of goodwill and other intangible assets.   2 Historic cost of investments made, less divestments and impairments.   3 For informational purposes only. These pre-tax amounts have not been recorded in the Income statement. For details on the fair value calculation, refer to Note 32e to the Financial Statements.

Components of Operating Income

UBS Capital’s primary source of operating income is capital gains from the disposal or sale of its investments, which are recorded at the time of ultimate divestment. As a result, appreciation in fair market value is recognized as operating income only at the time of sale. The level of annual operating income from UBS Capital is directly	affected by the level of investment disposals that take place during the year. Similarly, depreciation in fair market value is only recognized against operating income if an investment becomes permanently impaired and has to be written down. Writedowns of the value of its investments can negatively affect UBS Capital’s operating income.

Review of Business Group Performance UBS Warburg

Significant financial events

There were no significant financial events that affected this business unit in 2002, 2001 or 2000.

2002

Key performance indicators

The level of our private equity investments was CHF 3.1 billion on 31 December 2002, a decline of 38% from CHF 5.0 billion on 31 December 2001. This reduction reflects writedowns made on direct investments and third party funds, as well as successfully executed exits. In full-year 2002, write-downs included in operating income totaled CHF 1.7 billion, up from CHF 1.1 billion a year earlier.

     The fair value of the portfolio on 31 December 2002 was CHF 3.8 billion, down from CHF 5.6 billion on 31 December 2001, reflecting divestments in the portfolio and value reductions for existing investments. The level of net unrealized gains was CHF 0.8 billion on 31 December 2002, up from CHF 0.6 billion on 31 December 2001.

Results

Full-year results for UBS Capital reflect continued tough economic conditions, impacting private equity valuations across a range of sectors, a factor that was compounded by the prolonged downturn suffered by all major equity markets. The challenging economic environment has adversely affected many of the companies in the portfolio while the continued hostile climate for divestments has restricted capital gains from exit opportunities. Against this background, UBS Capital posted a pre-tax loss in 2002 of CHF 1,761 million, CHF 727 million worse than in 2001.

     Total operating income for 2002 was negative CHF 1,602 million, compared to negative CHF 872 million in 2001. Challenging economic conditions have led to deteriorating valuations in all markets and industries. The level of writedowns in the portfolio has therefore been high and there have been few opportunities to make significant divestments in 2002.
     Personnel expenses in 2002 were CHF 94 million, down from CHF 96 million in 2001. This reflects falling headcount and lower performance-related incentive payments. General and administrative expenses remained unchanged at CHF 64 million.

2001

Full-year results for UBS Capital reflect the very challenging market in 2001, with few opportunities for divestments, and writedowns of several investments as a result of the problems caused for some of our investment companies by the deteriorating economic conditions. The pre-tax loss for 2001 was CHF 1,034 million, compared to a pre-tax profit of CHF 177 million in 2000.

Key performance indicators

UBS Capital’s private equity investments decreased to CHF 5.0 billion on 31 December 2001 from CHF 5.5 billion at the end of 2000, with the decline due to writedowns on the book value of investments, as well as a small number of divestments during the year, which more than offset drawdowns of previously committed investments and the low level of other new investments during the year.

     The fair value of the portfolio at the end of December 2001 was CHF 5.6 billion, down 19% from CHF 6.9 billion on 31 December 2000. The fair value included net unrealized gains of CHF 0.6 billion. Value reduction during 2001 was CHF 1.4 billion, compared to value creation of CHF 0.6 billion in 2000.

Results

UBS Capital recorded an operating loss of CHF 872 million in 2001, compared to operating income of CHF 370 million in 2000. Challenging markets and the continued slowdown in corporate activity meant that there were few opportunities for significant divestments in 2001, while weak economic conditions led to deteriorating valuations across a range of industry sectors, resulting in a high level of writedowns of investments in the portfolio.

     Personnel expenses were CHF 96 million in 2001, down from CHF 142 million in 2000, reflecting lower incentive compensation which is driven by realized gains on divestments.
     General and administrative expenses were CHF 64 million, up from CHF 47 million in 2000, due principally to professional fees relating to our strategic review of the business.

Review of Business Group Performance UBS PaineWebber

UBS PaineWebber

Joseph J. Grano, Jr.
Chairman and CEO, UBS PaineWebber

Mark B. Sutton
President and Chief Operating Officer
UBS PaineWebber

UBS PaineWebber’s pre-tax loss adjusted for SFEs in 2002 was CHF 566 million, with the depreciation of the US dollar against the Swiss franc weighing on results. Excluding acquisition costs, operating pre-tax profit was CHF 632 million compared to CHF 693 million a year earlier.

Business Group reporting[1]

CHF million, except where indicated				% change from
For the year ended	31.12.02	31.12.01	31.12.00	31.12.01

Income	5,561	6,391	1,214	(13)
Credit loss expense[2]	(13)	(18)	(3)	(28)

Total operating income	5,548	6,373	1,211	(13)

Personnel expenses[3]	4,245	5,019	1,098	(15)
General and administrative expenses	1,263	1,441	344	(12)
Depreciation	149	124	42	20
Amortization of goodwill and other intangible assets	1,691	502	84	237

Total operating expenses	7,348	7,086	1,568	4

Business Group performance before tax	(1,800)	(713)	(357)	152

Business Group performance before tax and goodwill[4]	(109)	(211)	(273)	(48)
Business Group performance before tax and acquisition costs[12]	632	693	(72)	(9)
KPIs
Invested assets (CHF billion)	584	769	765	(24)

Net new money (CHF billion)[5]	18.5	33.2	14.5 [6]
Interest and dividend income (CHF billion)[7]	17.9	21.5		(17)

Cost/income ratio (%)[8]	132	111	129
Cost/income ratio before goodwill (%)[4,8]	102	103	122

Recurring fees[9]	2,199	2,366	434	(7)
Financial advisors (full-time equivalents)	8,857	8,718	8,731	2

Additional information				% change from
As at	31.12.02	31.12.01	31.12.00	31.12.01

Client assets (CHF billion)	650	841		(23)
Regulatory equity allocated (average)	7,450	8,550	9,200	(13)
Fair value of employee stock options granted	73[10]
Headcount (full-time equivalents)	19,563	20,413	21,567	(4)

Business Group reporting adjusted for Significant Financial Events

CHF million, except where indicated				% change from
For the year ended	31.12.02	31.12.01	31.12.00	31.12.01

Income	5,561	6,391	1,214	(13)
Credit loss expense[2]	(13)	(18)	(3)	(28)

Total operating income	5,548	6,373	1,211	(13)

Personnel expenses[3]	4,245	5,019	1,098	(15)
General and administrative expenses	1,263	1,441	344	(12)
Depreciation	149	124	42	20
Amortization of goodwill and other intangible assets	457 [11]	502	84	(9)

Total operating expenses	6,114	7,086	1,568	(14)

Business Group performance before tax	(566)	(713)	(357)	(21)

Business Group performance before tax and goodwill[4]	(109)	(211)	(273)	(48)
Business Group performance before tax and acquisition costs[12]	632	693	(72)	(9)
KPIs
Gross margin on invested assets (bps)[13]	82	84	67	(2)
Gross margin on invested assets before acquisition costs (bps)[12,13]	88	90	71	(2)

Cost/income ratio (%)[8]	110	111	129
Cost/income ratio before goodwill (%)[4,8]	102	103	122
Cost/income ratio before acquisition costs (%)[8,12]	89	90	105

1 Business Groups results include PaineWebber from the date of acquisition, 3 November 2000.   2 In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements).   3 Includes retention payments in respect of the PaineWebber acquisition. 2002: CHF 351 million, 2001: CHF 436 million, 2000: CHF 117 million.   4 Excludes the amortization of goodwill and other intangible assets.   5 Excludes the interest and dividend income noted below.   6 Calculated using the former definition of assets under management.   7 For purposes of comparison with US peers.   8 Operating expenses/operating income before credit loss expense.   9 Asset-based and advisory revenues including fees from mutual funds, wrap fee products and insurance products. Comparative amounts for 2001 and 2000 have been restated.   10 For informational purposes only. These pre-tax amounts have not been recorded in the Income statement. For details on the fair value calculation, refer to Note 32e to the Financial Statements.   11 Excludes significant financial event: Writedown of PaineWebber brand of CHF 1,234 million.   12 Acquisition costs include goodwill and intangible asset amortization and related funding, net of risk-free return on the corresponding equity allocated, and retention payments.   13 Income/average invested assets.

Components of Operating Income

UBS PaineWebber principally derives its operating income from:		These fees are based on the market value of invested assets transaction-related activity. As a result, operating income is affected by such factors as fluctuations in invested assets, change in market conditions, investment performance and inflows and outflows of client funds, and investor activity levels.
–	fees for financial planning and wealth management services
–	fees for discretionary management services and
–	transaction-related fees.

Review of Business Group Performance UBS PaineWebber

Significant financial events

The pre-tax non-cash writedown of CHF 1,234 million for the value of the PaineWebber brand that was held as an intangible asset on our balance sheet was treated as a significant financial event in 2002 and is therefore not reflected in the adjusted Business Group results on the previous page. The writedown followed a strategic decision announced in November 2002 to move all our businesses to the single UBS brand. The new brand structure will be implemented in June 2003.
     There were no significant financial events that affected this Business Group in 2001 or 2000. The results in the discussion below exclude significant financial events.

PaineWebber

UBS PaineWebber became part of UBS following the merger between UBS and Paine Webber Group, Inc., which was completed on 3 November 2000. At the merger, it became a business unit of UBS Warburg. On 1 January 2002, UBS PaineWebber became a separate Business Group within UBS.

     The merger was accounted for using purchase accounting, so the results shown for UBS Paine-Webber for 2000 reflect the inclusion of the PaineWebber businesses only for the period from 3 November 2000 until 31 December 2000. Results for 2001 and 2002 reflect a full-year’s contribution.

2002

Key performance indicators

At the end of 2002, UBS PaineWebber had CHF 584 billion in invested assets, compared to CHF 769 billion on 31 December 2001. This decline of 24% was partly due to the effect of the

US dollar’s weakening against the Swiss franc. Excluding the impact of currency fluctuations, invested assets fell 8% during the year, mainly due to US equity market declines although that was partially offset by net new money inflows.

     Net new money in 2002 was CHF 18.5 billion, 44% below the CHF 33.2 billion result reported for 2001. The decline reflects weaker investor sentiment, as well as the closure of the Japanese domestic private client business, resulting in outflows of approximately CHF 1.6 billion.

     The gross margin on invested assets was 82 basis points for full-year 2002, down from 84 basis points in 2001. The gross margin on invested assets before acquisition costs (goodwill, net funding costs and retention payments) was 88 basis points, down from 90 basis points in 2001. Revenues declined more than invested assets due to lower customer activity levels. This was partially offset by higher revenues from our municipal securities business which had a record result in 2002.

     The cost/income ratio before acquisition costs was 89% for full-year 2002, compared to 90% in 2001. The improvement in the cost/income ratio is a direct result of cost management initiatives implemented in 2002, among them reductions in non-financial advisor headcount, professional fees, advertising and office-related costs.

     In 2002, recurring fees were CHF 2,199 million compared to CHF 2,366 million a year earlier because of the weakening of the US dollar against the Swiss franc. Excluding currency translation effects, recurring fees rose 2% in 2002 from a year earlier. The increase is due to higher account-based fees and higher recurring fees in the municipal securities business. These increases were offset by lower asset-based fees, which fell in line with the decline in asset levels.

     We continue to invest in our distribution channels and advisory personnel. In 2002, the number of financial advisors rose by 139 from 8,718 to 8,857 with recruiting and retention success partially offset by higher attrition rates among less experienced and less productive financial advisors.

Results

In 2002, political, economic and financial uncertainty continued to adversely affect investor activity. The UBS Index of Investor Optimism dropped significantly during 2002, reached an all-time low in October and only slightly recovered by the end of the year. Daily average client transaction volumes were 10% lower than in 2001.
     Because our business is almost entirely conducted in US dollars, comparisons of 2002 results to 2001 are affected by the depreciation of the US dollar versus the Swiss franc.
     Over the full year, UBS PaineWebber reported a pre-tax loss of CHF 566 million in 2002 compared to a loss of CHF 713 million in 2001. Performance before tax and acquisition costs showed a profit of CHF 632 million in 2002 compared to CHF 693 million a year earlier. Excluding the effects of currency movements, 2002 performance before tax and acquisition costs was 3% higher than in 2001. Despite a decline in transactional revenues and lower asset-based revenues following further market drops, strict cost management discipline enabled us to improve our full-year operating performance. Excluding the USD 15 million (CHF 21 million) equity research settlement charge, full-year results in USD terms would have improved by 6% over 2001. On a US dollar basis, performance was the third best ever for our US private clients business behind 1999 and 2000.

Review of Business Group Performance UBS PaineWebber

Operating income

For full-year 2002, total operating income was CHF 5,548 million, compared to CHF 6,373 million in 2001. Excluding the effects of currency translation, operating income declined approximately 5% from 2001. This decline in operating income is attributable to lower asset-based fees, a drop in levels of customer activity, lower margin lending, the transfer of prime brokerage business to UBS Warburg and the closure of the Japanese domestic private client business. These declines were partially offset by increased revenues in the municipal securities business, which had a record year.

Operating expenses

Total operating expenses fell 14% to CHF 6,114 million in 2002 from CHF 7,086 million in 2001. Excluding the effects of the weaker US dollar against the Swiss franc, operating expenses declined 5% from 2001, reflecting lower performance-driven compensation and lower retention expenses. In addition, cost management initiatives implemented during the course of 2002, the transfer of the prime brokerage business to UBS Warburg and the closure of the Japanese domestic private client businesses helped to reduce overall expenses.
     Personnel expenses dropped 15% from CHF 5,019 million in 2001 to CHF 4,245 million in 2002. Excluding the effects of currency translation, personnel expenses were 7% lower than 2001, reflecting lower performance-driven compensation due to a decline in revenues, a fall in non-financial advisor headcount, the transfer of the prime brokerage business to UBS Warburg, the closure of the Japanese domestic private client business and lower retention expenses.
     General and administrative expenses fell 12% from CHF 1,441 million in 2001 to CHF 1,263 million in 2002. Excluding the impact of the falling US dollar against the Swiss franc, general and administrative expenses dropped by 4% compared to 2001 due to the cost management initiatives implemented during the course of 2002, reducing our professional fees, advertising, travel and other office-related costs. In addition, general and administrative expenses were reduced by the transfer of prime brokerage business to UBS Warburg and the closure of the Japanese private client businesses. This was partially offset by the equity research settlement charge of CHF 21 million.

     Depreciation increased CHF 25 million to CHF 149 million in 2002 from CHF 124 million in 2001. Excluding currency movements, the increase in depreciation of 32% was due to higher technology equipment charges. Goodwill and other intangible amortization dropped from CHF 502 million in 2001 to CHF 457 million in 2002 as a result of the weakening US dollar against the Swiss franc.

Headcount

UBS PaineWebber’s headcount decreased 4% during the year to 19,563 reflecting our continued cost management initiatives. Non-financial advisor headcount was down by 989 or 8% compared to end of 2001. Further, we closed our Japanese domestic private client business and transferred the prime brokerage business to UBS Warburg. At the same time we expanded our financial advisor headcount by 139, reflecting our continued aim to extend the reach of our business.

2001

Comparisons of full-year 2001 results to full-year 2000 reflect the very different scale of this Business Group prior to the acquisition of Paine-Webber in November 2000.

Key performance indicators

At the end of 2001, UBS PaineWebber had CHF 769 billion of invested assets, compared to CHF 765 billion at 31 December 2000, a change of 1%, with negative market performance during the year nearly offset by strong net new money flows.
     Net new money for the year was CHF 33.2 billion, compared to CHF 14.5 billion in 2000, more than half of which was earned in the last quarter of 2000 after the integration of Paine-

Webber. UBS PaineWebber’s ability to continue to generate high levels of net new money despite the uncertain markets in 2001 reflects the strength of its client franchise amongst high net worth individuals in the US.

     Gross margin on invested assets before acquisition costs (retention payments and goodwill amortization) increased to 90 basis points, from 71 basis points in 2000, reflecting the addition of PaineWebber. Gross margin in the pre-existing business for the nine months to 30 September 2000, before the addition of PaineWebber was 36 basis points. The gross margin fell slightly during 2001, reflecting the effect of uncertain markets on transaction volumes.
     The cost/income ratio before acquisition costs was 90% in 2001 compared to 105% in 2000. Until the addition of PaineWebber, the pre-existing business was loss making, reflecting the relatively early stage of its business development. Cost control has remained a strong focus during the year, with the cost/income ratio in fourth quarter 2001 the same as in fourth quarter 2000.
     Recurring fees were CHF 2,366 million in 2001. This metric was not tracked prior to the integration of PaineWebber in November 2000. During 2001, recurring fees declined 6% to CHF 566 million in fourth quarter 2001 compared to CHF 601 million in first quarter 2001, due to the effects of market depreciation on client assets -recurring fees are priced based on the asset level at the end of the prior quarter.
     At the end of December 2001, UBS PaineWebber had 8,718 financial advisors, a number virtually unchanged from the end of 2000. Although we continued to recruit and train new financial advisors in 2001, the difficult market conditions led to higher turnover amongst the least productive advisors.

Results

Pre-tax loss for 2001 was CHF 713 million. Excluding acquisition costs, UBS PaineWebber posted a profit of CHF 693 million, a strong result relative to our peers, achieved against a particularly poor market environment, with two successive years of market declines in the US for the first time since the late 1970s leading to much lower transaction volumes. In 2000, UBS PaineWebber incurred a loss of CHF 357 million — excluding acquisition costs the loss was CHF 72 million.

Operating income

Operating income for the year was CHF 6,373 million, compared to CHF 1,211 million in 2000. Revenues were resilient during 2001, declining just 12% from first quarter to fourth quarter, despite recession and market uncertainty in the US.

Operating expenses

Total operating expenses were CHF 7,086 million in 2001 compared to CHF 1,568 million in 2000.
     UBS PaineWebber implemented a number of cost control initiatives in 2001, aimed at reducing discretionary expenditure and support costs, while protecting the business’s ability to serve its clients to the highest standards.
     Personnel expenses were CHF 5,019 million in 2001, compared to CHF 1,098 million in 2000, reflecting the completely different scale of the business. Expenses in 2001 included CHF 436 million of retention payments for key UBS PaineWebber staff, compared to CHF 117 million in 2000. Through 2001 personnel expenses reduced, from CHF 1,296 million in first quarter to CHF 1,200 million in fourth quarter, reflecting lower performance-related and variable compensation and a reduction of support headcount.
     General and administrative expenses were CHF 1,441 million in 2001, compared to CHF 344 million in 2000. Cost control efforts drove expenses down during 2001, with fourth quarter general and administrative expenses 3% lower than in first quarter.
     Depreciation expenses were CHF 124 million in 2001, compared to CHF 42 million in 2000, reflecting the addition of PaineWebber. Amortization of goodwill and other intangible assets increased from CHF 84 million to CHF 502 million, reflecting the amortization costs due to the PaineWebber acquisition.

Headcount

Headcount decreased 5% in 2001 from 21,567 at 31 December 2000 to 20,413 at 31 December 2001. We continued to monitor market conditions, but prudent cost control in previous years meant that we have not needed to make franchise-threatening cuts to our headcount. Financial advisor headcount is almost unchanged from 2000, but we continued to implement efficiency measures to help manage support head-count downwards.

Review of Business Group Performance Corporate Center

Corporate Center

Business Group reporting

CHF million, except where indicated					% change from
For the year ended	31.12.02	31.12.01	31.12.00		31.12.01

Income	1,387	800	385		73
Credit loss recovery[1]	249	236	1,161		6

Total operating income	1,636	1,036	1,546		58

Personnel expenses	645	592	522		9
General and administrative expenses	601	537	754		12
Depreciation	473	372	320		27
Amortization of goodwill and other intangible assets	24	24	43		0

Total operating expenses	1,743	1,525	1,639		14

Business Group performance before tax	(107)	(489)	(93)		(78)

Business Group performance before tax and goodwill[2]	(83)	(465)	(50)		(82)

Additional information					% change from
As at	31.12.02	31.12.01	31.12.00		31.12.01

Regulatory equity allocated (average)	9,400	8,250	12,300		14
Fair value of employee stock options granted	32 [3]
Headcount (full-time equivalents)	1,185	1,132	986		5

Business Group reporting adjusted for Significant Financial Events

CHF million, except where indicated					% change from
For the year ended	31.12.02	31.12.01	31.12.00		31.12.01

Income	1,315 [4]	800	385		64
Credit loss recovery[1]	249	236	1,161		6

Total operating income	1,564	1,036	1,546		51

Personnel expenses	645	592	490	[5]	9
General and administrative expenses	601	537	604	[5]	12
Depreciation	473	372	320		27
Amortization of goodwill and other intangible assets	24	24	43		0

Total operating expenses	1,743	1,525	1,457		14

Business Group performance before tax	(179)	(489)	89		(63)

Business Group performance before tax and goodwill[2]	(155)	(465)	132		(67)

1 In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the net IFRS actual credit loss expenses are reported for all Business Groups. The difference between the adjusted expected loss figures and the net IFRS actual credit loss expenses recorded at Group level is reported in the Corporate Center (see Note 2 to the Financial Statements).   2 Excludes the amortization of goodwill and other intangible assets.   3 For informational purposes only. These pre-tax amounts have not been recorded in the Income statement. For details on the fair value calculation, refer to Note 32e to the Financial Statements.   4 Excludes significant financial event: Income, CHF 72 million (Gain on disposal of Klinik Hirslanden).   5 Excludes significant financial events: Personnel expenses, CHF 32 million (PaineWebber integration costs); General and administrative expenses, CHF 150 million (Net additional provision relating to the US Global Settlement).

Significant financial events

There were no significant financial events in Corporate Center in 2001.
     Significant financial events booked in Corporate Center in 2002 and 2000 were:
–	Operating income of CHF 72 million from the sale of Klinik Hirslanden in 2002.
–	Personnel expenses of CHF 32 million relating to the integration of PaineWebber into UBS in 2000.
–	General and administrative costs of CHF 150 million in 2000 in connection with the US Global Settlement of World War II-related claims.
     None of these events are reflected in the adjusted Business Group results in the table on the previous page. The results in the discussion below exclude significant financial events.

2002

Results

Corporate Center recorded a pre-tax loss of CHF 179 million in 2002, compared to the pre-tax loss of CHF 489 million in 2001.

Operating income

UBS Group recorded an actual credit loss of CHF 206 million in 2002 and CHF 498 million in 2001. The difference between adjusted expected losses charged to the business units and the actual credit loss expense recognized in the Group Financial Statements is booked as credit loss expense or recovery in the Corporate Center. In 2002, the actual loss was lower than the overall adjusted credit loss expense charged to the business units, resulting in a credit loss recovery in Corporate Center of CHF 249 million, compared to a credit loss recovery of CHF 236 million in 2001.
     Full-year total operating income increased by 51% from CHF 1,036 million in 2001 to CHF 1,564 million in 2002. This was primarily due to higher interest income at Group Treasury, gains from the sale of financial investments and an unrealized gain on derivatives used to economically hedge interest rate risk related to structured notes issued. These developments, however, were partially offset by writedowns on financial investments.

Operating expenses

Total operating expenses were CHF 1,743 million in 2002, 14% higher than in 2001.
     Over the full year, personnel expenses increased by 9% from CHF 592 million in 2001 to CHF 645 million in 2002, mainly reflecting higher expenses at Klinik Hirslanden, although that was partially offset by lower performance-related compensation.
     General and administrative expenses for 2002, at CHF 601 million, were CHF 64 million higher than in 2001. This was mainly due to higher provisions for legal cases, advertising expenditures and higher expenses at Klinik Hirslanden.
     At CHF 473 million in 2002, depreciation increased by 27% compared to a year earlier. This was mainly due to higher software depreciation which was previously capitalized as well as higher depreciation levels for Klinik Hirslanden.

Headcount

Headcount increased 5% during 2002 to 1,185 at 31 December 2002, reflecting hiring in Group Human Resources and Group Controller areas as well as transfers of staff from the Business Groups.

2001

Results

Corporate Center recorded a pre-tax loss of CHF 489 million in 2001, compared to a pre-tax profit of CHF 89 million in 2000, adjusted for significant financial events.

Operating income

The credit loss expense or recovery booked in Corporate Center represents the difference between the adjusted expected losses charged to the business units and the actual credit loss recognized in the Group income statement. UBS Group’s credit loss expense increased to CHF 498 million in 2001, compared to a recovery of CHF 130 million in 2000. For both 2000 and 2001, actual credit loss was less than the charge to the business units, resulting in a credit loss recovery in Corporate Center of CHF 236 million in 2001, compared to a recovery of CHF 1,161 million in 2000.

Review of Business Group Performance Corporate Center

     Operating income decreased by CHF 510 million from 2000 to CHF 1,036 million in 2001, principally reflecting the swing in the credit loss results, offset by higher income from treasury activities.

Operating expenses

Total operating expenses were CHF 1,525 million in 2001, 5% higher than in 2000.
     In 2001 personnel expenses were CHF 592 million, an increase of 21% compared to 2000, driven by severance payments and the full-year cost of senior management and other additional personnel added through the PaineWebber merger.
     General and administrative expenses for 2001, at CHF 537 million, were CHF 67 million lower than in 2000. This was due to lower corporate real estate costs and lower professional fees connected to the US Global Settlement of World War II-related claims, offset by higher IT costs and one-off charges relating to the bankruptcy of SAir Group.

Headcount

Headcount increased 15% during 2001 to 1,132 at 31 December 2001, driven by the transfer of International Mobility Program participants to Corporate Center headcount and the transfer of human resources staff from UBS Warburg. The International Mobility Program provides outstanding young employees of UBS with opportunities for work experience overseas.

UBS Group Financial Statements

Financial Statements

Financial Statements		80

UBS Group Income Statement		80
UBS Group Balance Sheet		81
UBS Group Statement of Changes in Equity		82
UBS Group Statement of Cash Flows		84

Notes to the Financial Statements		86

1	Summary of Significant Accounting Policies	86
2a	Segment Reporting by Business Group	96
2b	Segment Reporting by Geographic Location	99

Income Statement		100
3	Net Interest and Trading Income	100
4	Net Fee and Commission Income	101
5	Other Income	101
6	Personnel Expenses	102
7	General and Administrative Expenses	102
8	Earnings per Share (EPS) and Shares Outstanding	103

Balance Sheet: Assets		104
9a	Due from Banks and Loans	104
9b	Allowances and Provisions for Credit Losses	105
9c	Impaired Loans	105
9d	Non-Performing Loans	106
10	Securities Borrowing, Securities Lending, Repurchase and Reverse Repurchase Agreements	107
11	Trading Portfolio	108
12	Financial Investments	109
13	Investments in Associates	110
14	Property and Equipment	111
15	Goodwill and Other Intangible Assets	111
16	Other Assets	113

Balance Sheet: Liabilities		114
17	Due to Banks and Customers	114
18	Debt Issued	114
19	Other Liabilities	120
20	Provisions	120
21	Income Taxes	120
22	Minority Interests	122
23	Derivative Instruments	122

Off-Balance Sheet Information				127
24	Fiduciary Transactions			127
25	Commitments and Contingent Liabilities			127
26	Operating Lease Commitments			129

Additional Information				130
27	Pledged Assets			130
28	Litigation			130
29	Financial Instruments Risk Position			130
	a)	Market Risk		131
		(a)(i)	Overview	131
		(a)(ii)	Interest Rate Risk	131
		(a)(iii)	Currency Risk	133
		(a)(iv)	Equity Risk	135
		(a)(v)	Issuer Risk	135
	b)	Credit Risk		135
	c)	Liquidity Risk		138
	d)	Capital Adequacy		139
30	Fair Value of Financial Instruments			141
31	Retirement Benefit Plans and Other Employee Benefits			143
32	Equity Participation Plans			147
	a)	Equity Participation Plans Offered		147
	b)	UBS Share Awards		148
	c)	UBS Option Awards		149
	d)	Compensation Expense		150
	e)	Pro-Forma Net Income		150
33	Related Parties			151
34	Post-Balance Sheet Events			153
35	Significant Subsidiaries and Associates			153
36	Acquisition of Paine Webber Group, Inc.			157
37	Currency Translation Rates			157
38	Swiss Banking Law Requirements			157
39	Reconciliation to US GAAP			160
40	Additional Disclosures Required under US GAAP and SEC Rules			172

Report of the Group Auditors				177

UBS Group Financial Statements
Financial Statements

Financial Statements

UBS Group Income Statement

CHF million, except per share data					% change from
For the year ended	Note	31.12.02	31.12.01	31.12.00	31.12.01

Operating income
Interest income	3	39,963	52,277	51,745	(24)
Interest expense	3	(29,417)	(44,236)	(43,615)	(33)

Net interest income		10,546	8,041	8,130	31
Credit loss (expense)/recovery		(206)	(498)	130	(59)

Net interest income after credit loss expense		10,340	7,543	8,260	37

Net fee and commission income	4	18,221	20,211	16,703	(10)
Net trading income	3	5,572	8,802	9,953	(37)
Other income	5	(12)	558	1,486

Total operating income		34,121	37,114	36,402	(8)

Operating expenses
Personnel expenses	6	18,524	19,828	17,163	(7)
General and administrative expenses	7	7,072	7,631	6,765	(7)
Depreciation of property and equipment	14	1,521	1,614	1,608	(6)
Amortization of goodwill and other intangible assets	15	2,460	1,323	667	86

Total operating expenses		29,577	30,396	26,203	(3)

Operating profit before tax and minority interests		4,544	6,718	10,199	(32)

Tax expense	21	678	1,401	2,320	(52)

Net profit before minority interests		3,866	5,317	7,879	(27)

Minority interests	22	(331)	(344)	(87)	(4)

Net profit		3,535	4,973	7,792	(29)

Basic earnings per share (CHF)	8	2.92	3.93	6.44	(26)
Basic earnings per share before goodwill (CHF)[1]	8	4.73	4.97	7.00	(5)
Diluted earnings per share (CHF)	8	2.87	3.78	6.35	(24)
Diluted earnings per share before goodwill (CHF)[1]	8	4.65	4.81	6.89	(3)

[1]	Excludes the amortization of goodwill and other intangible assets.

UBS Group Balance Sheet

				% change from
CHF million	Note	31.12.02	31.12.01	31.12.01

Assets
Cash and balances with central banks		4,271	20,990	(80)
Due from banks	9	32,468	27,526	18
Cash collateral on securities borrowed	10	139,052	162,938	(15)
Reverse repurchase agreements	10	294,086	269,256	9
Trading portfolio assets	11	371,436	397,886	(7)
Positive replacement values	23	82,092	73,447	12
Loans	9	211,647	226,545	(7)
Financial investments	12	8,391	28,803	(71)
Accrued income and prepaid expenses		6,453	7,554	(15)
Investments in associates	13	705	697	1
Property and equipment	14	7,869	8,695	(9)
Goodwill and other intangible assets	15	13,696	19,085	(28)
Other assets	16, 21	8,952	9,875	(9)

Total assets		1,181,118	1,253,297	(6)

Total subordinated assets[1]		3,652	2,732	34

Liabilities
Due to banks	17	83,178	106,531	(22)
Cash collateral on securities lent	10	36,870	30,317	22
Repurchase agreements	10	366,858	368,620	0
Trading portfolio liabilities	11	106,453	105,798	1
Negative replacement values	23	81,282	71,443	14
Due to customers	17	306,876	333,781	(8)
Accrued expenses and deferred income		15,331	17,289	(11)
Debt issued	18	129,411	156,218	(17)
Other liabilities	19, 20, 21	12,339	15,658	(21)

Total liabilities		1,138,598	1,205,655	(6)

Minority interests	22	3,529	4,112	(14)

Shareholders’ equity
Share capital		1,005	3,589	(72)
Share premium account		12,638	14,408	(12)
Net gains/(losses) not recognized in the income statement, net of tax		(159)	(193)	18
Retained earnings		32,638	29,103	12
Treasury shares		(7,131)	(3,377)	(111)

Total shareholders’ equity		38,991	43,530	(10)

Total liabilities, minority interests and shareholders’ equity		1,181,118	1,253,297	(6)

Total subordinated liabilities		10,102	13,818	(27)

[1]	The subordinated assets for 2001 have been restated to include the subordinated traded assets of CHF 2,325 million.

[1]	On 16 July 2001, UBS made a distribution to shareholders of CHF 1.60 per share, paid in the form of a reduction in the par value of its shares, from CHF 10.00 to CHF 8.40. At the same time, UBS split its share 3 for 1, resulting in a new par value of CHF 2.80 per share. On 10 July 2002 UBS made a distribution of CHF 2.00 to shareholders which reduced the par value from CHF 2.80 to CHF 0.80.

[2]	Included are gains and losses from match-funding of net investments in foreign entities as follows: CHF 849 million net gain for 2002 and CHF 43 million net loss for 2001.

[3]	Opening adjustments to reflect the adoption of IAS 39 (see Note 1: Summary of Significant Accounting Policies).

[4]	Dividends declared per share were CHF 1.50 in 2000 and CHF 1.83 in 1999, both paid in the year 2000.

UBS Group Financial Statements
Financial Statements

UBS Group Statement of Changes in Equity

CHF million
For the year ended	31.12.02	31.12.01	31.12.00

Issued and paid up share capital
Balance at the beginning of the year	3,589	4,444	4,309
Issue of share capital	6	12	135
Capital repayment by par value reduction[1]	(2,509)	(683)
Cancellation of second trading line treasury shares (2000 Program)		(184)
Cancellation of second trading line treasury shares (2001 Program)	(81)

Balance at the end of the year	1,005	3,589	4,444

Share premium
Balance at the beginning of the year	14,408	20,885	14,437
Premium on shares issued and warrants exercised	157	80	139
Net premium/(discount) on treasury share and own equity derivative activity	282	(239)	(391)
Share premium increase due to PaineWebber acquisition			4,198
Borrow of own shares to be delivered			5,895
Settlement of own shares to be delivered		(2,502)	(3,393)
Cancellation of second trading line treasury shares (2000 Program)		(3,816)
Cancellation of second trading line treasury shares (2001 Program)	(2,209)

Balance at the end of the year	12,638	14,408	20,885

Net gains/(losses) not recognized in the income statement, net of taxes
Foreign currency translation
Balance at the beginning of the year	(769)	(687)	(442)
Movements during the year[2]	(80)	(82)	(245)

Subtotal — balance at the end of the year	(849)	(769)	(687)

Net unrealized gains/(losses) on available for sale investments, net of taxes
Balance at the beginning of the year	1,035	0
Change in accounting policy		1,577 [3]
Net unrealized gains/(losses) on available for sale investments	(144)	(139)
Impairment charges reclassified to the income statement	635	47
Gains reclassified to the income statement	(600)	(461)
Losses reclassified to the income statement	20	11

Subtotal — balance at the end of the year	946	1,035

Change in fair value of derivative instruments designated as cash flow hedges, net of taxes
Balance at the beginning of the year	(459)	0
Change in accounting policy		(380)[3]
Net unrealized gains/(losses) on the revaluation of cash flow hedges	(11)	(316)
Net (gains)/losses reclassified to the income statement	214	237

Subtotal — balance at the end of the year	(256)	(459)

Balance at the end of the year	(159)	(193)	(687)

Retained earnings
Balance at the beginning of the year	29,103	24,191	20,327
Change in accounting policy		(61)[3]
Balance at the beginning of the year (restated)	29,103	24,130	20,327
Net profit for the year	3,535	4,973	7,792
Dividends paid[1,4]			(3,928)

Balance at the end of the year	32,638	29,103	24,191

Treasury shares, at cost
Balance at the beginning of the year	(3,377)	(4,000)	(8,023)
Acquisitions	(8,313)	(13,506)	(16,330)
Disposals	2,269	10,129	20,353
Cancellation of second trading line treasury shares (2000 Program)		4,000
Cancellation of second trading line treasury shares (2001 Program)	2,290

Balance at the end of the year	(7,131)	(3,377)	(4,000)

Total shareholders’ equity	38,991	43,530	44,833

UBS Group Statement of Changes in Equity (continued)

Shares issued

	Number of shares			% change from

For the year ended	31.12.02	31.12.01	31.12.00	31.12.01

Balance at the beginning of the year	1,281,717,499	1,333,139,187	1,292,679,486	(4)
Issue of share capital	3,398,869	3,843,661	4,459,701	(12)
Issue of share capital due to PaineWebber acquisition			36,000,000
Cancellation of second trading line treasury shares (2000 Program)		(55,265,349)
Cancellation of second trading line treasury shares (2001 Program)	(28,818,690)

Balance at the end of the year	1,256,297,678	1,281,717,499	1,333,139,187	(2)

Treasury shares

	Number of shares				% change from

For the year ended	31.12.02	31.12.01	31.12.00		31.12.01

Balance at the beginning of the year	41,254,951	55,265,349	110,621,142		(25)
Acquisitions	110,710,741	162,818,045	257,121,477	[1]	(32)
Disposals	(25,965,908)	(121,563,094)	(312,477,270)[1]		(79)
Cancellation of second trading line treasury shares (2000 Program)		(55,265,349)
Cancellation of second trading line treasury shares (2001 Program)	(28,818,690)

Balance at the end of the year	97,181,094	41,254,951	55,265,349		136

1 Number of shares in 2000 has been adjusted.

During the year a total of 28,818,690 shares acquired under the second trading line buyback program 2001 were cancelled. At 31 December 2002, a maximum of 9,590,918 shares can be issued against the exercise of options from former PaineWebber employee option plans. These shares are shown as conditional share capital in the UBS AG (Parent Bank) disclosure. Out of the total number of 97,181,094 treasury shares, 74,035,080 shares (CHF 5,416 million) were acquired under the second trading line buyback program 2002 and are earmarked for cancellation. The Board of Directors will propose to the Annual General Meeting on 16 April 2003 to reduce the issued number of shares and the share capital by the number of shares purchased for cancellation. All issued shares are fully paid.

UBS Group Financial Statements
Financial Statements

UBS Group Statement of Cash Flows

CHF million
For the year ended	31.12.02	31.12.01	31.12.00

Cash flow from/(used in) operating activities
Net profit	3,535	4,973	7,792
Adjustments to reconcile net profit to cash flow from/(used in) operating activities
Non-cash items included in net profit and other adjustments:
Depreciation of property and equipment	1,521	1,614	1,608
Amortization of goodwill and other intangible assets	2,460	1,323	667
Credit loss expense/(recovery)	206	498	(130)
Equity in income of associates	(7)	(72)	(58)
Deferred tax expense/(benefit)	(509)	292	544
Net loss/(gain) from investing activities	986	513	(730)
Net (increase)/decrease in operating assets:
Net due from/to banks	(22,382)	27,306	(915)
Reverse repurchase agreements and cash collateral on securities borrowed	(944)	(60,536)	(81,054)
Trading portfolio and net replacement values	21,967	(78,456)	11,553
Loans/due to customers	(11,537)	42,813	12,381
Accrued income, prepaid expenses and other assets	2,875	(424)	6,923
Net increase/(decrease) in operating liabilities:
Repurchase agreements, cash collateral on securities lent	4,791	80,006	50,762
Accrued expenses and other liabilities	(4,754)	(5,235)	3,313
Income taxes paid	(572)	(1,742)	(959)

Net cash flow from/(used in) operating activities	(2,364)	12,873	11,697

Cash flow from/(used in) investing activities
Investments in subsidiaries and associates	(60)	(467)	(9,729)
Disposal of subsidiaries and associates	984	95	669
Purchase of property and equipment	(1,763)	(2,021)	(1,640)
Disposal of property and equipment	67	380	335
Net (investment in)/divestment of financial investments	2,153	(5,770)	(8,770)

Net cash flow from/(used in) investing activities	1,381	(7,783)	(19,135)

Cash flow from/(used in) financing activities
Net money market paper issued/(repaid)	(26,206)	24,226	10,125
Net movements in treasury shares and own equity derivative activity	(5,605)	(6,038)	(647)
Capital issuance	6	12	15
Capital repayment by par value reduction	(2,509)	(683)
Dividends paid			(3,928)
Issuance of long-term debt	17,132	18,233	14,884
Repayment of long-term debt	(14,911)	(18,477)	(24,640)
Increase in minority interests	0	1,291	2,683
Dividend payments to/and purchase from minority interests	(377)	(461)	(73)

Net cash flow from/(used in) financing activities	(32,470)	18,103	(1,581)
Effects of exchange rate differences	(462)	(304)	112

Net increase/(decrease) in cash equivalents	(33,915)	22,889	(8,907)
Cash and cash equivalents, beginning of the year	116,259	93,370	102,277

Cash and cash equivalents, end of the year	82,344	116,259	93,370

Cash and cash equivalents comprise:
Cash and balances with central banks	4,271	20,990	2,979
Money market paper[1]	46,183	69,938	66,454
Due from banks maturing in less than three months	31,890	25,331	23,937

Total	82,344	116,259	93,370

1 Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments. CHF 10,475 million, CHF 29,895 million and CHF 28,395 million were pledged at 31 December 2002, 31 December 2001 and 31 December 2000, respectively.

UBS Group Statement of Cash Flows (continued)

Significant non-cash investing and financing activities
CHF million
For the year ended	31.12.02	31.12.01	31.12.00

Paine Webber Group, Inc. acquisition
Value of shares issued (121,741,710 shares issued)	0	0	10,246
Value of options issued (18,975,810 options issued)	0	0	992
Solothurner Bank SOBA, Solothurn, deconsolidation
Investments in associates	0	0	1
Property and equipment	0	0	77
Debt issued	0	0	493
Hyposwiss, Zurich, deconsolidation
Financial investments	53	0	0
Property and equipment	18	0	0
Debt issued	63	0	0
Hirslanden Holding AG, Zurich, deconsolidation
Financial investments	3	0	0
Property and equipment	718	0	0
Goodwill and other intangible assets	15	0	0
Consolidation of special purpose entities
Debt issued	2,322	0	0

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
     The consolidated financial statements of the Group (the “Financial Statements”) are prepared in accordance with International Financial Reporting Standards (“IFRS”) and stated in Swiss francs (CHF), the currency of the country in which UBS AG is incorporated. On 11 February 2003 the Board of Directors approved them for issue.

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
     Investments in associates in which the Group has a significant influence are accounted for under the equity method of accounting. Significant influence is normally evidenced when UBS owns 20% or more of a company’s voting rights. Investments in associates are initially recorded at cost and the carrying amount is increased or decreased to recognize the Group’s share of the investee’s profits or losses after the date of acquisition. Investments in associates for which significant influence is intended to be temporary because the investments are acquired and held exclusively with a view to their subsequent disposal, are recorded as Financial investments.
     The Group sponsors the formation of companies, which may or may not be directly or indirectly owned subsidiaries, for the purpose of asset securitization transactions and structured debt issuance, and to accomplish certain narrow and well defined objectives. These companies may acquire assets directly or indirectly from UBS or its affiliates. Some of these companies are bankruptcy-remote entities whose assets are not available to satisfy the claims of creditors of the Group or any of its subsidiaries. Such companies are consolidated in the Group’s Financial Statements when the substance of the relationship between the Group and the company indicates that the company is controlled by the Group. Certain transactions of consolidated enti-

ties meet the criteria for derecognition of financial assets. Derecognition of a financial asset takes place when the Group loses control of the contractual rights that comprise the financial asset. These transactions do not affect the consolidation status of an entity.

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
     When preparing consolidated financial statements, assets and liabilities of foreign entities are translated at the exchange rates at the balance sheet date, while income and expense items are translated at weighted average rates for the period. Differences resulting from the use of closing and weighted average exchange rates and from revaluing a foreign entity’s opening net asset balance at closing rate are recognized directly in Foreign currency translation within Shareholders’ equity.

e) Business and geographical segments

The Group is organized on a worldwide basis into four Business Groups and the Corporate Center. This organizational structure is the basis upon which the Group reports its primary segment information.
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

h) Securities borrowing and lending

Securities borrowed and securities lent are recorded at the amount of cash collateral advanced or received, plus accrued interest.
     Securities borrowed and securities received as collateral under securities lending transactions are not recognized in the balance sheet unless control of the contractual rights that comprise these securities received is gained. Securities lent and securities provided as collateral under securities borrowing transactions are not derecognized from the balance sheet unless control of the contractual rights that comprise these securities transferred is relinquished. The Group monitors the market value of the securities borrowed and lent on a daily basis and provides or requests additional collateral in accordance with the underlying agreements.
     Fees and interest received or paid are recorded as interest income or interest expense, on an accrual basis.

i) Repurchase and reverse repurchase transactions

Securities purchased under agreements to resell (reverse repurchase agreements) and securities

UBS Group Financial Statements
Notes to the Financial Statements

sold under agreements to repurchase (repurchase agreements) are generally treated as collateralized financing transactions and are carried at the amounts of cash advanced or received, plus accrued interest.
     Securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized in the balance sheet or derecognized from the balance sheet, unless control of the contractual rights that comprise these securities is relinquished. The Group monitors the market value of the securities received or delivered on a daily basis, and provides or requests additional collateral in accordance with the underlying agreements.
     Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is recognized as interest income or interest expense, over the life of each agreement.
     The Group offsets reverse repurchase agreements and repurchase agreements with the same counterparty for transactions covered by legally enforceable master netting agreements when net or simultaneous settlement is intended.

j) Trading portfolio

Trading portfolio assets consist of money market paper, other debt instruments, including traded loans, equity instruments and precious metals which are owned by the Group (“long” positions). Obligations to deliver trading securities sold but not yet purchased are reported as Trading portfolio liabilities. Trading portfolio liabilities consist of money market paper, other debt instruments and equity instruments which the Group has sold to third parties but does not own (“short” positions).
     The trading portfolio is carried at fair value, which includes valuation allowances for instruments for which liquid markets do not exist. Gains and losses realized on disposal or redemption and unrealized gains and losses from changes in the fair value of trading portfolio assets or liabilities are reported as Net trading income. Interest and dividend income and expense on trading portfolio assets or liabilities are included in Interest and dividend income or Interest and dividend expense, respectively.
     The Group uses settlement date accounting when recording trading portfolio transactions. It recognizes from the date the transaction is entered into (trade date) in the income statement any unrealized profits and losses arising from revaluing that contract to fair value. Subsequent to the trade date, when the transaction is consummated (settlement date) a resulting financial asset or liability is recognized on the balance sheet at the fair value of the consideration given or received plus the change in fair value of the contract since the trade date. When the Group becomes party to a sales contract of a financial asset classified in its trading portfolio it derecognizes the asset on the day of its transfer.
     The determination of fair values of trading portfolio assets or liabilities is based on quoted market prices in active markets or dealer price quotations, pricing models (using assumptions based on market and economic conditions), or management’s estimates, as applicable.

k) Loans originated by the Group

Loans originated by the Group include loans where money is provided directly to the borrower, other than those that are originated with the intent to be sold immediately or in the short term, which are recorded as Trading portfolio assets. A participation in a loan from another lender is considered to be originated by the Group, provided it is funded on the date the loan is originated by the lender. Purchased loans are classified either as Financial investments available for sale, or as Trading portfolio assets, as appropriate.
     Loans originated by the Group are recognized when cash is advanced to borrowers. They are initially recorded at cost, which is the fair value of the cash given to originate the loan, including any transaction costs, and are subsequently measured at amortized cost using the effective interest rate method.
     Interest on loans originated by the Group is included in Interest earned on loans and advances and is recognized on an accrual basis. Fees and direct costs relating to loan origination, financing or restructuring and to loan commitments are deferred and amortized to Interest earned on loans and advances over the life of the loan using the straight-line method which approximates the effective interest rate method. Fees received for commitments which are not expected to result in a loan are included in Credit-related fees and commissions over the commitment period. Loan syndication fees where UBS does not retain a portion of the syndicated loan are credited to commission income.

l) Allowance and provision for credit losses

An allowance for credit losses is established if there is objective evidence that the Group will be unable to collect all amounts due on a claim according to the original contractual terms or the equivalent value. A “claim” means a loan, a commitment such as a letter of credit, guarantee or commitment to extend credit, or a derivative or other credit product.
     An allowance for credit loss is reported as a reduction of the carrying value of a claim on the balance sheet, whereas for an off-balance sheet item such as a commitment a provision for credit loss is reported in Other liabilities. Additions to the allowances and provisions for credit losses are made through credit loss expense.
     Allowances and provisions for credit losses are evaluated at a counterparty-specific and/or country-specific level based on the following principles:
     Counterparty-specific: A claim is considered impaired when management determines that it is probable that the Group will not be able to collect all amounts due according to the original contractual terms or the equivalent value.
     Individual credit exposures are evaluated based upon the borrower’s character, overall financial condition, resources and payment record; the prospects for support from any financially responsible guarantors; and, where applicable, the realizable value of any collateral.
     The estimated recoverable amount is the present value of expected future cash flows which may result from restructuring or liquidation. Impairment is measured and allowances for credit losses are established for the difference between the carrying amount and its estimated recoverable amount.
     If there are indications of significant probable losses in the portfolio that have not been specifically identified, allowances for credit losses would also be provided for on a portfolio basis.
     Upon impairment the accrual of interest income based on the original terms of the claim is discontinued, but the increase of the present value of impaired claims due to the passage of time is reported as interest income.
     An impaired loan is classified as non-performing when the contractual payments of principal and/or interest are in arrears for 90 days or more.
     All impaired claims are reviewed and analyzed at least annually. Any subsequent changes to the amounts and timing of the expected future cash flows compared to the prior estimates will result in a change in the allowance for credit losses and be charged or credited to credit loss expense.
     An allowance for an impairment is reversed only when the credit quality has improved such that there is reasonable assurance of timely collection of principal and interest in accordance with the original contractual terms of the claim agreement.
     A write-off is made when all or part of a claim is deemed uncollectible or forgiven. Write-offs are charged against previously established allowances for credit losses or directly to credit loss expense and reduce the principal amount of a claim. Recoveries in part or in full of amounts previously written off are credited to credit loss expense.
     Country-specific: Where, in management’s opinion, it is probable that some claims may be affected by systemic crisis, transfer restrictions or non-enforceability, specific country allowances for probable losses are established. They are based on country-specific scenarios, taking into consideration the nature of the individual exposures, but excluding those amounts covered by counterparty-specific allowances.

m) Securitizations

The Group securitizes various consumer and commercial financial assets, which generally results in the sale of these assets to special-purpose vehicles which, in turn issue securities to investors. Financial assets are partially or wholly derecognized when the Group gives up control of the contractual rights that comprise the financial asset.
     Interests in the securitized financial assets may be retained in the form of senior or subordinated tranches, interest-only strips or other residual interests (“retained interests”). Retained interests are primarily recorded in Trading portfolio assets and carried at fair value. The determination of fair values of retained interest is generally based on quoted market prices or to a lesser extent by determining the present value of expected future cash flows using pricing models that incorporate management’s best estimates of critical assumptions which may include credit losses, discount rates, yield curves and other factors.
     Gains or losses on securitization depend in part on the carrying amount of the transferred

UBS Group Financial Statements
Notes to the Financial Statements

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
     If an available-for-sale investment is determined to be impaired, the cumulative unrealized loss previously recognized in Shareholders’ equity is included in net profit or loss for the period and reported in Other income. A financial investment is considered impaired if its cost exceeds the recoverable amount. For non-quoted equity investments, the recoverable amount is determined by applying recognized valuation techniques. The standard method applied is based on multiple of earnings observed in the market for comparable companies. For quoted financial investments, the recoverable amount is determined by reference to the market price. They are considered impaired if objective evidence indicates that the decline in market price has reached a level that recovery of the cost value cannot be reasonably expected within the foreseeable future.
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

o) Property and equipment

Property and equipment includes bank-occupied properties, investment properties, software, IT and communication and other machines and equipment.
     Bank-occupied property is defined as property held by the Group for use in the supply of services or for administrative purposes whereas investment property is defined as property held by the Group to earn rentals and/or for capital appreciation. If a property of the Group includes a portion that is bank-occupied and another portion that is held to earn rentals or for capital appreciation, the classification is based on whether or not these portions can be sold separately. If both portions of the property can be sold separately these portions are accounted for as bank-occupied property and investment property, respectively. If the portions cannot be sold separately, the whole property is classified as bank-occupied property unless the portion used by the bank is minor. The classification of property is reviewed on a regular basis to account for major changes in its usage.
     Software development costs are capitalized when they meet certain criteria relating to identifiability, it is probable that future economic benefits will flow to the enterprise, and the cost can be measured reliably. Internally developed software meeting these criteria and purchased software are classified in Property and equipment on the balance sheet.
     Property and equipment is carried at cost less accumulated depreciation and accumulated impairment losses. Property and equipment is periodically reviewed for impairment.
     Property and equipment is depreciated on a straight-line basis over its estimated useful life as follows:

Properties, excluding land	Not exceeding 50 years

Other machines and equipment	Not exceeding 10 years

IT, software and communication	Not exceeding 3 years

     Property formerly bank-occupied or leased to third parties under an operating lease, which the Group has decided to dispose of and foreclosed property are defined as Properties held for resale and disclosed in Other assets. They are carried at the lower of cost or recoverable value.

     When the cost model is applied, IAS 40, Investment Property, requires the disclosure of the investment property’s fair value (see Note 14) and how fair value is determined. UBS employs internal real estate experts who determine the fair value of investment property by applying recognized valuation techniques. In cases where prices of recent market transactions of comparable objects are available, fair value is determined by reference to these transactions.

p) Goodwill and other intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of net identifiable assets of the acquired entity at the date of acquisition.
     Other intangible assets are comprised of separately identifiable intangible items arising from acquisitions and certain purchased trademarks and similar items.
     Goodwill and other intangible assets are recognized as assets and are amortized using the straight-line basis over their estimated useful economic life, not exceeding 20 years. At each balance sheet date, goodwill and other intangible assets are reviewed for indications of impairment or changes in estimated future benefits. If such indications exist an analysis is performed to assess whether the carrying amount of goodwill or other intangible assets is fully recoverable. A write-down is made if the carrying amount exceeds the recoverable amount.

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
     Current and deferred taxes are recognized as income tax benefit or expense except for (i) deferred taxes recognized or disposed of upon the acquisition or disposal of a subsidiary, and (ii) unrealized gains or losses on available for sale investments and changes in fair value of derivative instruments designated as cash flow hedges, which are recorded net of taxes in Gains or losses not recognized in the income statement within Shareholders’ equity.

r) Debt issued

Debt issued is initially measured at cost, which is the fair value of the consideration received, net of transaction costs incurred. Subsequent measurement is at amortized cost, using the effective interest rate method to amortize cost at inception to the redemption value over the life of the debt.
     Combined debt instruments that are related to non-UBS AG equity instruments, foreign exchange, credit instruments or indices are considered structured instruments. The embedded derivative is separated from the host contract and accounted for as a stand-alone derivative if the criteria for separation are met. The host contract is subsequently measured at amortized cost.
     Debt instruments with embedded derivatives that are related to UBS AG shares or to a derivative instrument that has UBS AG shares as underlying are separated into a liability and an equity component at issue date, if they will be physically settled. Initially, a portion of the net proceeds from issuing the combined debt instru-

UBS Group Financial Statements
Notes to the Financial Statements

ment are allocated to the equity component based on its fair value and reported in Share premium account. The determination of fair values is generally based on quoted market prices or option pricing models. Subsequent changes in fair value of the separated equity component are not recognized. The remaining amount is allocated to the liability component and reported as Debt issued. The liability component is subsequently measured at amortized cost. However, if the combined instrument or the embedded derivative related to UBS AG shares is cash settled or the holder of the hybrid instrument has the right to require cash settlement, then the separated derivative is accounted for as a trading instrument with changes in fair value recorded in income.
     It is the Group’s policy to hedge the fixed interest rate risk on debt issues (except for certain subordinated long-term notes issues, see Note 30a) and apply fair value hedge accounting. The effect is such that when hedge accounting is applied to fixed rate debt instruments, the carrying value of debt issues is adjusted for changes in fair value related to the hedged exposure rather than carried at amortized cost. See v) Derivative instruments for further discussion.
     Own bonds held as a result of market making activities or deliberate purchases in the market are treated as a redemption of debt. A gain or loss on redemption is recorded depending on whether the repurchase price of the bond was lower or higher than its carrying value in the books. A subsequent sale of own bonds in the market is treated as a re-issuance of debt.
     Interest expense on debt instruments is included in Interest on debt issued.

s) Treasury shares

UBS AG shares held by the Group are classified in Shareholders’ equity as Treasury shares and accounted for at weighted average cost. The difference between the proceeds from sales of treasury shares and their cost (net of tax, if any) is classified as Share premium.
     Contracts that require physical settlement or net share settlement in UBS AG shares or provide the Group with a choice to physically settle are classified as Shareholders’ equity and reported as Share premium. Upon settlement of such contracts the proceeds received less cost (net of tax, if any), are reported as Share premium.
     Contracts on UBS AG shares that require net cash settlement or provide the counterparty with a choice of net cash settlement are classified as trading instruments, with the changes in fair value reported in the income statement.

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
     The Group uses the projected unit credit actuarial method to determine the present value of its defined benefit plans and the related current service cost and, where applicable, past service cost.
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

     If an excess of the fair value of the plan assets over the present value of the defined benefit obligation cannot be recovered fully through refunds or reductions in future contributions, no gain is recognized solely as a result of deferral of an actuarial loss or past service cost in the current period or no loss is recognized solely as a result of deferral of an actuarial gain in the current period.

u) Equity participation plans

The Group provides various equity participation plans in the form of stock plans and stock option plans. UBS generally uses the intrinsic value method of accounting for such awards. Consequently, compensation expense is measured as the difference between the quoted market price of the stock at the grant date less the amount, if any, that the employee is required to pay, or by the excess of stock price over option strike price, if any. The Group’s policy is to recognize compensation expense for equity awards at the date of grant.

v) Derivative instruments and hedging

All derivative instruments of the Group are carried at fair value on the balance sheet and are reported as Positive or Negative replacement values. Fair values are obtained from quoted market prices, dealer price quotations, discounted cash flow models and option pricing models, which incorporate current market and contractual prices for the underlying instrument, time to expiry, yield curves and volatility of the underlying. The Group offsets positive and negative replacement values with the same counter-party for transactions covered by legally enforceable master netting agreements, as explained in Note 23.
     Where the Group enters into derivatives for trading purposes, realized and unrealized gains and losses are recognized in Net trading income.
     The Group also uses derivative instruments as part of its asset and liability management activities to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions. The Group applies either fair value or cash flow hedge accounting when transactions meet the specified criteria to obtain hedge accounting treatment.
     At the time a financial instrument is designated as a hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including its risk management objectives and its strategy in undertaking the hedge transaction, which must be in accordance with the Group’s risk management policies, together with the methods that will be used to assess the effectiveness of the hedging relationship. Accordingly, the Group formally assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives have been “highly effective” in offsetting changes in the fair value or cash flows of the hedged items. A hedge is normally regarded as highly effective if, at inception and throughout its life, the Group can expect changes in the fair value or cash flows of the hedged item to be almost fully offset by the changes in the fair value or cash flows of the hedging instrument, and actual results are within a range of 80% to 125%. In the case of hedging a forecast transaction, the transaction must be highly probable and must present an exposure to variations in cash flows that could ultimately affect reported net profit or loss. The Group discontinues hedge accounting when it is determined that a derivative is not, or has ceased to be, highly effective as a hedge; when the derivative expires, or is sold, terminated, or exercised; when the hedged item matures or is sold or repaid; or when a forecast transaction is no longer deemed highly probable.
     “Hedge ineffectiveness” represents the amount by which the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged item or the amount by which changes in the cash flow of the hedging derivative differ from changes (or expected changes) in the cash flow of the hedged item. Such gains and losses are recorded in current period earnings, as are gains and losses on components of a hedging derivative that are excluded from assessing hedge effectiveness.
     For qualifying fair value hedges, the change in fair value of the hedging derivative is recognized in net profit and loss. Those changes in fair value of the hedged item which are attributable to the risks hedged with the derivative instrument are reflected in an adjustment to the carrying value of the hedged item, which is also recognized in net profit or loss. If the hedge relationship is terminated for reasons other than the derecognition of the hedged item, the difference between the carrying value of the hedged item at that point and the value at which it would have been carried had the hedge never existed (the “unamortized fair value adjustment”), is, in the case of interest bearing instruments, amortized to net profit or loss over the remaining term of the original hedge, while for non-interest bearing instruments that amount is immediately recognized in earnings. If the hedged instrument is derecognized, e.g. is sold or repaid, the unamortized fair value adjustment is recognized immediately in net profit and loss.
     A fair valuation gain or loss associated with the effective portion of a derivative designated as a cash flow hedge is recognized initially in Share-

UBS Group Financial Statements
Notes to the Financial Statements

holders’ equity. When the cash flows that the derivative is hedging (including cash flows from transactions that were only forecast when the derivative hedge was effected) materialize, resulting in income or expense, then the associated gain or loss on the hedging derivative is simultaneously transferred from Shareholders’ equity to the corresponding income or expense line item.
     If a cash flow hedge for a forecast transaction is deemed to be no longer effective, or the hedge relationship is terminated, the cumulative gain or loss on the hedging derivative previously reported in Shareholders’ equity remains in Shareholders’ equity until the committed or forecast transaction occurs, at which point it is transferred from Shareholders’ equity to net trading income.
     Derivative instruments transacted as economic hedges but not qualifying for hedge accounting are treated in the same way as derivative instruments used for trading purposes, i. e. realized and unrealized gains and losses are recognized in Net trading income. In particular, the Group has entered into economic hedges of credit risk within the loan portfolio using credit default swaps to which it does not apply hedge accounting. In the event that the Group recognizes an impairment on a loan that is economically hedged in this way, the impairment is recognized in Credit loss expense whereas the gain on the credit default swap is recorded in Net trading income - see Note 23 for additional information.
     A derivative may be embedded in a “host contract”. Such combinations are known as hybrid instruments and arise predominantly from the issuance of certain structured debt instruments. If the host contract is not carried at fair value with changes in fair value reported in net profit or loss, the embedded derivative is separated from the host contract and accounted for as a stand-alone derivative instrument at fair value if, and only if: the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract and the embedded derivative actually meets the definition of a derivative.

w) Earnings per Share (EPS)

Basic earnings per share is calculated by dividing the net profit or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.
     Diluted earnings per share is computed using the same method as for basic EPS, but the determinants are adjusted to reflect the potential dilution that could occur if options, warrants, convertible debt securities or other contracts to issue ordinary shares were converted or exercised into ordinary shares.

x) Comparability

Amended IAS 19, Employee Benefits
The Group adopted in 2002 the amended standard IAS 19 “Employee Benefits”. The amendments introduce an asset ceiling provision that applies for defined benefit plans that have a surplus of plan assets over benefit obligations. The implementation of the amended standard had no material impact.

IFRIC Interpretations

Interpretations of the International Financial Reporting Interpretations Committee (IFRIC) became effective during 2002 but had no impact on the Group’s Financial Statements.

Segment Reporting

As at 1 January 2002, UBS PaineWebber was separated from UBS Warburg and became a stand-alone Business Group. Note 2 to these Group Financial Statements reflects the new Business Group structure. Comparative prior year amounts have been restated to conform to the current year presentation.

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
     Available-for-sale financial investments were previously carried at the lower of cost or market value and private equity investments were carried at cost less write-downs for impairments in value. Reductions of the carrying amount of available-for-sale financial investments and private equity investments and reversals of such reductions as well as gains and losses on disposal are included in Other income. As at 1 January 2001 these financial investments are now classified as available-for-sale financial investments and carried at fair value. Changes in fair value are reported in Gains/losses not recognized in the income state-
ment within Shareholders’ equity until these investments are disposed of. At the time an available-for-sale financial investment is determined to be impaired, the cumulative unrealized loss previously recognized in Shareholders’ equity is included in net profit or loss for the period.
     The opening adjustment to Retained earnings, a net debit of CHF 61 million as at 1 January 2001, consisted of CHF 19 million reflecting the impact of adopting the new hedge accounting rules and CHF 42 million reflecting the impact of remeasuring assets to either amortized cost or fair value as required under IAS 39.
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

UBS Group Financial Statements
Notes to the Financial Statements

Note 2a Segment Reporting by Business Group

Based on our integrated business model, UBS is organized into the four Business Groups: UBS Wealth Management & Business Banking, UBS Global Asset Management, UBS Warburg and UBS PaineWebber, and our Corporate Center.

UBS Wealth Management &
Business Banking

UBS Wealth Management & Business Banking comprises two business units.
     Private Banking offers a comprehensive range of products and services individually tailored to affluent international and Swiss clients, operating from offices around the world.
     Business Banking Switzerland provides individual and corporate clients in Switzerland with a complete portfolio of banking and securities services, focused on customer service excellence, profitability and growth, by using a multi-channel distribution.
     The two business units share technological and physical infrastructure, and have joint departments supporting major functions such as e-commerce, financial planning and wealth management, investment policy and strategy.

UBS Global Asset Management

UBS Global Asset Management provides investment products and services to institutional investors and wholesale intermediaries around the globe. Clients include corporate and public pension plans, financial institutions and advisors, central banks as well as charities, foundations and individual investors.

UBS Warburg

UBS Warburg operates globally as a client-driven investment banking and securities firm with two business units.
     Corporate and Institutional Clients provides innovative products, research, advice and complete access to the world’s capital markets for intermediaries, governments, corporate and institutional clients and other parts of UBS.
     UBS Capital is the private equity business unit of UBS Warburg, investing UBS and third party funds, primarily in unlisted companies.

UBS PaineWebber

UBS PaineWebber is a US financial services firm providing sophisticated wealth management services to affluent US clients through a highly trained financial advisor network.

Corporate Center

Corporate Center ensures that the Business Groups operate as a coherent and effective whole with a common set of values and principles in such areas as risk management, financial reporting, marketing and communications, funding, capital and balance sheet management and management of foreign exchange earnings.

Note 2a Segment Reporting by Business Group

The Business Group results are presented on a management reporting basis. Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at arm’s length. The segment reporting for all periods reflects the changes in the structure implemented during 2002. Prior year amounts have been restated to conform to current year presentation.

For the year ended 31 December 2002

	UBS Wealth	UBS
	Management &	Global Asset	UBS	UBS	Corporate
CHF million	Business Banking	Management	Warburg	PaineWebber	Center	UBS Group

Income[1]	12,928	1,953	12,498	5,561	1,387	34,327
Credit loss expense[2]	(314)	0	(128)	(13)	249	(206)

Total operating income	12,614	1,953	12,370	5,548	1,636	34,121

Personnel expenses	4,810	946	7,878	4,245	645	18,524
General and administrative expenses	2,317	513	2,378	1,263	601	7,072
Depreciation	480	37	382	149	473	1,521
Amortization of goodwill and other intangible assets[3]	111	270	364	1,691	24	2,460

Total operating expenses	7,718	1,766	11,002	7,348	1,743	29,577

Business Group performance before tax	4,896	187	1,368	(1,800)	(107)	4,544
Tax expense						678

Net profit before minority interests						3,866
Minority interests						(331)

Net profit						3,535

Other information as at 31 December 2002[4]
Total assets	310,722	4,428	933,962	39,610	(107,604)	1,181,118
Total liabilities and minority interests	302,272	2,937	921,446	33,225	(117,753)	1,142,127
Capital expenditure	380	20	473	185	705	1,763

1Impairments on private equity and other financial investments for the year ended 31 December 2002 were as follows: UBS Wealth Management & Business Banking CHF 32 million; UBS Global Asset Management CHF 1 million; UBS Warburg CHF 1,703 million; Corporate Center CHF 208 million.     2In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the IFRS actual net credit loss expense are reported for each Business Group. The adjusted expected loss is the statistically derived actuarial expected loss which reflects the inherent counterparty and country risks in the respective portfolios, plus the deferred releases representing the amortized historical differences between actual credit losses and actuarial expected loss. The difference between the adjusted expected loss figures and the IFRS actual net credit loss expense recorded at Group level for financial reporting purposes is reported in the Corporate Center. The Business Group breakdown of the net credit loss expense for financial reporting purposes of CHF 206 million for the year ended 31 December 2002 is as follows: UBS Wealth Management & Business Banking CHF 241 million expense, UBS Warburg CHF 35 million recovery, UBS PaineWebber CHF 15 million expense and Corporate Center CHF 15 million recovery.     3For further information about goodwill and other intangible assets by Business Group, please see Note 15: Goodwill and Other Intangible Assets.     4The funding surplus or requirement is reflected in each Business Group and adjusted in Corporate Center.

UBS Group Financial Statements
Notes to the Financial Statements

For the year ended 31 December 2001

	UBS Wealth	UBS
	Management &	Global Asset	UBS	UBS	Corporate
CHF million	Business Banking	Management	Warburg	PaineWebber	Center	UBS Group

Income[1]	13,488	2,218	14,715	6,391	800	37,612
Credit loss expense[2]	(604)	0	(112)	(18)	236	(498)

Total operating income	12,884	2,218	14,603	6,373	1,036	37,114

Personnel expenses	4,825	1,038	8,354	5,019	592	19,828
General and administrative expenses	2,434	569	2,650	1,441	537	7,631
Depreciation	616	46	456	124	372	1,614
Amortization of goodwill and other intangible assets	109	286	402	502	24	1,323

Total operating expenses	7,984	1,939	11,862	7,086	1,525	30,396

Business Group performance before tax	4,900	279	2,741	(713)	(489)	6,718
Tax expense						1,401

Net profit before minority interests						5,317
Minority interests						(344)

Net profit						4,973

Other information as at 31 December 2001[3]
Total assets	313,800	6,335	1,005,397	39,747	(111,982)	1,253,297
Total liabilities and minority interests	304,988	4,367	992,272	31,556	(123,416)	1,209,767
Capital expenditure	540	37	337	296	811	2,021

1Impairments on private equity and other financial investments for the year ended 31 December 2001 were as follows: UBS Wealth Management & Business Banking CHF 109 million; UBS Global Asset Management CHF 3 million; UBS Warburg CHF 1,143 million; Corporate Center CHF 39 million.     2In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the IFRS actual net credit loss expense are reported for each Business Group. The adjusted expected loss is the statistically derived actuarial expected loss which reflects the inherent counterparty and country risks in the respective portfolios, plus the deferred releases representing the amortized historical differences between actual credit losses and actuarial expected loss. The difference between the adjusted expected loss figures and the IFRS actual net credit loss expense recorded at Group level for financial reporting purposes is reported in the Corporate Center. The Business Group breakdown of the net credit loss expense for financial reporting purposes of CHF 498 million for the year ended 31 December 2001 is as follows: UBS Wealth Management & Business Banking CHF 123 million expense, UBS Warburg CHF 360 million expense and UBS PaineWebber CHF 15 million expense.     3The funding surplus or requirement is reflected in each Business Group and adjusted in Corporate Center.

For the year ended 31 December 2000

	UBS Wealth	UBS
	Management &	Global Asset	UBS	UBS	Corporate
CHF million	Business Banking	Management	Warburg	PaineWebber	Center	UBS Group

Income[1]	14,355	2,078	18,240	1,214	385	36,272
Credit loss expense/recovery[2]	(785)	0	(243)	(3)	1,161	130

Total operating income	13,570	2,078	17,997	1,211	1,546	36,402

Personnel expenses	5,151	941	9,451	1,098	522	17,163
General and administrative expenses	2,478	434	2,755	344	754	6,765
Depreciation	633	49	564	42	320	1,608
Amortization of goodwill and other intangible assets	81	267	192	84	43	667

Total operating expenses	8,343	1,691	12,962	1,568	1,639	26,203

Business Group performance before tax	5,227	387	5,035	(357)	(93)	10,199
Tax expense						2,320

Net profit before minority interests						7,879
Minority interests						(87)

Net profit						7,792

Other information as at 31 December 2000[3]
Total assets	281,984	7,558	817,264	50,691	(69,945)	1,087,552
Total liabilities and minority interests	272,173	5,787	803,159	41,826	(80,226)	1,042,719

1Impairments on private equity and other financial investments for the year ended 31 December 2000 were as follows: UBS Warburg CHF 442 million; Corporate Center CHF 65 million.     2In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the IFRS actual net credit loss expense are reported for each Business Group. The adjusted expected loss is the statistically derived actuarial expected loss which reflects the inherent counterparty and country risks in the respective portfolios, plus the deferred releases representing the amortized historical differences between actual credit losses and actuarial expected loss. The difference between the adjusted expected loss figures and the IFRS actual net credit loss expense recorded at Group level for financial reporting purposes is reported in the Corporate Center. The Business Group breakdown of the net credit loss recovery for financial reporting purposes of CHF 130 million for the year ended 31 December 2000 is as follows: UBS Wealth Management & Business Banking CHF 695 million recovery, UBS Warburg CHF 562 million expense and UBS PaineWebber CHF 3 million expense.     3The funding surplus or requirement is reflected in each Business Group and adjusted in Corporate Center.

Note 2b Segment Reporting by Geographic Location

The geographic analysis of total assets is based on customer domicile whereas operating income and capital expenditure is based on the location of the office in which the transactions and assets are recorded. Because of the global nature of financial markets the Group’s business is managed on an integrated basis worldwide, with a view to profitability by product line. The geographical analysis of operating income, total assets, and capital expenditure is provided in order to comply with IFRS, and does not reflect the way the Group is managed. Management believes that analysis by Business Group, as shown in Note 2a to these Financial Statements, is a more meaningful representation of the way in which the Group is managed.

For the year ended 31 December 2002

	Total operating income		Total assets		Capital expenditure

	CHF million	Share %	CHF million	Share %	CHF million	Share %

Switzerland	14,307	42	174,878	15	885	51
Rest of Europe	6,837	20	256,110	22	199	11
Americas	11,055	32	669,823	56	635	36
Asia/Pacific	1,909	6	78,270	7	44	2
Africa/Middle East	13	0	2,037	0	0	0

Total	34,121	100	1,181,118	100	1,763	100

For the year ended 31 December 2001

	Total operating income		Total assets		Capital expenditure

	CHF million	Share %	CHF million	Share %	CHF million	Share %

Switzerland	14,223	38	195,321	16	1,039	52
Rest of Europe	7,411	20	236,775	19	303	15
Americas	13,587	37	691,157	55	630	31
Asia/Pacific	1,859	5	126,725	10	48	2
Africa/Middle East	34	0	3,319	0	1	0

Total	37,114	100	1,253,297	100	2,021	100

For the year ended 31 December 2000

	Total operating income		Total assets		Capital expenditure

	CHF million	Share %	CHF million	Share %	CHF million	Share %

Switzerland	15,836	44	211,851	19	1,135	43
Rest of Europe	10,907	30	305,342	28	311	12
Americas	6,976	19	474,617	44	1,169	44
Asia/Pacific	2,626	7	87,831	8	36	1
Africa/Middle East	57	0	7,911	1	8	0

Total	36,402	100	1,087,552	100	2,659	100

UBS Group Financial Statements
Notes to the Financial Statements

Income Statement

Note 3 Net Interest and Trading Income

Net interest Income

CHF million				% change from
For the year ended	31.12.02	31.12.01	31.12.00	31.12.01

Interest income
Interest earned on loans and advances	11,600	16,955	20,413	(32)
Interest earned on securities borrowed and reverse repurchase agreements	11,184	18,337	19,088	(39)
Interest and dividend income from financial investments	165	453	402	(64)
Interest and dividend income from trading portfolio	17,014	16,532	11,842	3

Total	39,963	52,277	51,745	(24)

Interest expense
Interest on amounts due to banks and customers	6,383	14,088	15,660	(55)
Interest on securities lent and repurchase agreements	10,081	14,517	14,915	(31)
Interest and dividend expense from trading portfolio	8,366	7,815	5,309	7
Interest on debt issued	4,587	7,816	7,731	(41)

Total	29,417	44,236	43,615	(33)

Net interest income	10,546	8,041	8,130	31

Net trading income

CHF million				% change from
For the year ended	31.12.02	31.12.01	31.12.00	31.12.01

Equities	2,638	4,026	7,754	(34)
Fixed income[1]	1,061	2,731	912	(61)
Foreign exchange and other	1,873	2,045	1,287	(8)

Net trading income	5,572	8,802	9,953	(37)

1 Includes commodities trading income.

Net interest and trading income

CHF million				% change from
For the year ended	31.12.02	31.12.01	31.12.00	31.12.01

Net interest income	10,546	8,041	8,130	31
Net trading income	5,572	8,802	9,953	(37)

Total net interest and trading income	16,118	16,843	18,083	(4)

Breakdown by business activity:

Net income from interest margin products	5,275	5,694	5,430	(7)
Net income from trading activities	10,605	11,529	12,642	(8)
Net income from treasury activities	1,667	1,424	762	17
Other[1]	(1,429)	(1,804)	(751)	21

Total net interest and trading income	16,118	16,843	18,083	(4)

1 Principally external funding costs of the Paine Webber Group, Inc. acquisition.

Note 4 Net Fee and Commission Income

CHF million				% change from
For the year ended	31.12.02	31.12.01	31.12.00	31.12.01

Underwriting fees	2,134	2,158	1,434	(1)
Corporate finance fees	848	1,339	1,772	(37)
Brokerage fees	5,987	6,445	5,742	(7)
Investment fund fees	4,033	4,276	2,821	(6)
Fiduciary fees	300	355	351	(15)
Custodian fees	1,302	1,356	1,439	(4)
Portfolio and other management and advisory fees	4,065	4,650	3,666	(13)
Insurance-related and other fees	417	538	111	(22)

Total securities trading and investment activity fees	19,086	21,117	17,336	(10)

Credit-related fees and commissions	275	307	310	(10)
Commission income from other services	1,006	946	802	6

Total fee and commission income	20,367	22,370	18,448	(9)

Brokerage fees paid	1,349	1,281	1,084	5
Other	797	878	661	(9)

Total fee and commission expense	2,146	2,159	1,745	(1)

Net fee and commission income	18,221	20,211	16,703	(10)

Note 5 Other Income

CHF million				% change from
For the year ended	31.12.02	31.12.01	31.12.00	31.12.01

Gains/losses from disposal of associates and subsidiaries
Net gain from disposal of:
Consolidated subsidiaries	228	3	57
Investments in associates	0	0	26

Total	228	3	83

Financial investments available for sale
Net gain from disposal of:
Private equity investments	273	454	919	(40)
Other financial investments	457	256	162	79
Impairment charges on private equity investments and other financial investments	(1,944)	(1,294)	(507)	(50)

Total	(1,214)	(584)	574	(108)

Net income from investments in property	90	68	96	32
Equity in income of associates	7	72	58	(90)
Other	877	999	675	(12)

Total other income	(12)	558	1,486

UBS Group Financial Statements
Notes to the Financial Statements

Note 6 Personnel Expenses

CHF million				% change from
For the year ended	31.12.02	31.12.01	31.12.00	31.12.01

Salaries and bonuses	14,219	15,238	13,523	(7)
Contractors	579	729	725	(21)
Insurance and social contributions	939	984	959	(5)
Retirement benefit expenses	676	603	475	12
Other personnel expenses	2,111	2,274	1,481	(7)

Total personnel expenses	18,524	19,828	17,163	(7)

Note 7 General and Administrative Expenses

CHF million				% change from
For the year ended	31.12.02	31.12.01	31.12.00	31.12.01

Occupancy	1,354	1,314	979	3
Rent and maintenance of machines and equipment	665	632	520	5
Telecommunications and postage	1,019	1,213	914	(16)
Administration	819	906	750	(10)
Marketing and public relations	453	574	480	(21)
Travel and entertainment	600	700	656	(14)
Professional fees	568	667	660	(15)
IT and other outsourcing	1,036	1,224	1,246	(15)
Other	558	401	560	39

Total general and administrative expenses	7,072	7,631	6,765	(7)

Note 8 Earnings per Share (EPS) and Shares Outstanding

					% change from
For the year ended	31.12.02		31.12.01	31.12.00	31.12.01

Basic Earnings (CHF million)
Net profit	3,535		4,973	7,792	(29)
Amortization of goodwill and other intangible assets	2,179	[2]	1,323	667	65

Net profit before goodwill amortization[1]	5,714		6,296	8,459	(9)

Diluted Earnings (CHF million)
Net profit	3,535		4,973	7,792	(29)
Less: profit on own equity derivative contracts deemed dilutive	(20)		(99)	(14)	80

Net profit for diluted EPS	3,515		4,874	7,778	(28)

Amortization of goodwill and other intangible assets	2,179	[2]	1,323	667	65

Net profit for diluted EPS before goodwill amortization[1]	5,694		6,197	8,445	(8)

Weighted average shares outstanding

Weighted average shares outstanding	1,208,586,678		1,266,038,193	1,209,087,927	(5)
Potentially dilutive ordinary shares resulting from options and warrants outstanding[3]	14,796,264		22,539,745	16,489,773	(34)

Weighted average shares outstanding for diluted EPS	1,223,382,942		1,288,577,938	1,225,577,700	(5)

Earnings per share (CHF)

Basic EPS	2.92		3.93	6.44	(26)
Basic EPS before goodwill amortization[1]	4.73		4.97	7.00	(5)
Diluted EPS	2.87		3.78	6.35	(24)
Diluted EPS before goodwill amortization[1]	4.65		4.81	6.89	(3)

1 Excludes the amortization of goodwill and other intangible assets.    2 Includes an income tax benefit of CHF 281 million for the writedown of the PaineWebber brandname.    3 Total equivalent shares outstanding on options that were not dilutive for the respective periods but could potentially dilute earnings per share in the future were 75,385,368, 28,741,886 and 27,524,280 for the years ended 31 December 2002, 31 December 2001 and 31 December 2000, respectively.

Shares outstanding				% change from
As at	31.12.02	31.12.01	31.12.00	31.12.01

Total ordinary shares issued	1,256,297,678	1,281,717,499	1,333,139,187	(2)
Own shares to be delivered			28,444,788
Second trading line treasury shares
2000 program			55,265,349
2001 program		23,064,356
2002 first program	67,700,000
2002 second program	6,335,080
Other treasury shares	23,146,014	18,190,595	0	27

Total treasury shares	97,181,094	41,254,951	55,265,349	136

Shares outstanding	1,159,116,584	1,240,462,548	1,306,318,626	(7)

UBS Group Financial Statements
Notes to the Financial Statements

Balance Sheet: Assets

Note 9a Due from Banks and Loans

By type of exposure

CHF million	31.12.02	31.12.01

Banks	32,911	28,261
Allowance for credit losses	(443)	(735)

Net due from banks	32,468	27,526

Loans
Mortgages	127,869	126,211
Other loans	88,590	107,512

Subtotal	216,459	233,723
Allowance for credit losses	(4,812)	(7,178)

Net loans	211,647	226,545

Net due from banks and loans	244,115	254,071

thereof subordinated	115	249

By geographical region (based on the location of the borrower)

CHF million	31.12.02	31.12.01

Switzerland	151,604	158,996
Rest of Europe	38,131	42,279
Americas	48,412	42,809
Asia/Pacific	10,002	15,986
Africa/Middle East	1,221	1,914

Subtotal	249,370	261,984
Allowance for credit losses	(5,255)	(7,913)

Net due from banks and loans	244,115	254,071

By type of collateral

CHF million	31.12.02	31.12.01

Secured by real estate	129,525	128,259
Collateralized by securities	26,769	30,635
Guarantees and other collateral	12,398	20,217
Unsecured	80,678	82,873

Subtotal	249,370	261,984
Allowance for credit losses	(5,255)	(7,913)

Net due from banks and loans	244,115	254,071

Note 9b Allowances and Provisions for Credit Losses

	Specific	Country risk
	allowances and	allowances and	Total	Total
CHF million	provisions	provisions	31.12.02	31.12.01

Balance at the beginning of the year	7,212	1,006	8,218	10,581
Write-offs	(2,508)	(28)	(2,536)	(3,008)
Recoveries	63	7	70	81
Increase/(decrease) in credit loss allowance and provision	365	(159)	206	498
Foreign currency translation and other adjustments	(247)	(90)	(337)	66

Balance at the end of the year	4,885	736	5,621	8,218

CHF million			31.12.02	31.12.01

As a reduction of Due from banks			443	735
As a reduction of Loans			4,812	7,178

Subtotal			5,255	7,913
Included in other liabilities
related to commitments and contingent liabilities			366	305

Total allowances and provisions for credit losses			5,621	8,218

Note 9c Impaired Loans

CHF million	31.12.02	31.12.01

Impaired loans[1,2]	10,365	14,629
Amount of allowance for credit losses related to impaired loans	4,892	7,294
Average impaired loans[3]	12,623	16,555

1 All impaired loans have a specific allowance for credit losses.    2 Interest income on impaired loans was CHF 428 million for 2002 and CHF 504 million for 2001.    3 Average balances were calculated from quarterly data.

UBS Group Financial Statements
Notes to the Financial Statements

Note 9d Non-Performing Loans

An impaired loan is classified as non-performing when the contractual payments of principal and/or interest are in arrears for 90 days or more.

CHF million	31.12.02	31.12.01

Non-performing loans	6,029	8,639
Amount of allowance for credit losses related to non-performing loans	3,485	5,374
Average non-performing loans[1]	7,361	9,648

1 Average balances are calculated from quarterly data.

CHF million	31.12.02	31.12.01

Non-performing loans at beginning of the year	8,639	10,452
Net additions/(reductions)	(509)	1,111
Write-offs and disposals	(2,101)	(2,924)

Non-performing loans at the end of the year	6,029	8,639

By type of exposure

CHF million	31.12.02	31.12.01

Banks	311	386

Loans
Mortgages	1,972	2,659
Other	3,746	5,594

Total loans	5,718	8,253

Total non-performing loans	6,029	8,639

By geographical region (based on the location of the borrower)

CHF million	31.12.02	31.12.01

Switzerland	4,609	6,531
Rest of Europe	379	466
Americas	499	737
Asia/Pacific	300	653
Africa/Middle East	242	252

Total non-performing loans	6,029	8,639

Note 10 Securities Borrowing, Securities Lending, Repurchase and Reverse Repurchase Agreements

The Group enters into collateralized reverse repurchase and repurchase agreements and securities borrowing and securities lending transactions that may result in credit exposure in the event that the counterparty to the transaction is unable to fulfill its contractual obligations. The Group controls credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Group when deemed necessary.

Balance sheet assets

	Cash collateral	Reverse	Cash collateral	Reverse
	on securities	Repurchase	on securities	Repurchase
	borrowed	agreements	borrowed	agreements
CHF million	31.12.02	31.12.02	31.12.01	31.12.01

By counterparty:
Banks	122,764	201,269	155,214	197,902
Customers	16,288	92,817	7,724	71,354

Total	139,052	294,086	162,938	269,256

Balance sheet liabilities

	Cash collateral		Cash collateral
	on securities	Repurchase	on securities	Repurchase
	lent	agreements	lent	agreements
CHF million	31.12.02	31.12.02	31.12.01	31.12.01

By counterparty:
Banks	29,748	200,904	27,640	213,942
Customers	7,122	165,954	2,677	154,678

Total	36,870	366,858	30,317	368,620

Under reverse repurchase and securities borrowing arrangements, the Group obtains securities on terms which permit it to repledge or resell the securities to others. Amounts on such terms as at 31 December 2002 and 31 December 2001 were as follows:

CHF million	31.12.02	31.12.01

Securities received under reverse repurchase and/or securities borrowing arrangements which can be repledged or resold	641,341	592,903

thereof repledged/transferred to others in connection with financing activities or to satisfy commitments under short sale transactions	530,188	474,963

UBS Group Financial Statements
Notes to the Financial Statements

Note 11 Trading Portfolio

The Group trades money market paper, debt, equity, precious metals, foreign currency and derivatives to meet the financial needs of its customers and to generate revenue through its trading activities. Note 23 provides a description of the various classes of derivatives together with the related notional amounts, whereas Note 10 provides further details about cash collateral on securities borrowed and lent and repurchase and reverse repurchase agreements.

CHF million	31.12.02	31.12.01

Trading portfolio assets
Money market paper	45,310	63,164

thereof pledged as collateral with central banks	10,475	29,895

Debt instruments
Swiss government and government agencies	1,140	1,246
US Treasury and government agencies	71,884	95,203
Other government agencies	50,296	18,811
Corporate listed	73,268	108,114
Other unlisted	39,613	26,642

Total	236,201	250,016

thereof pledged as collateral	132,221	153,464
thereof can be repledged or resold by the counterparty	92,460	101,517

Equity instruments
Listed	66,150	67,772
Unlisted	4,841	6,367

Total	70,991	74,139

thereof pledged as collateral	18,614	21,264
thereof can be repledged or resold by the counterparty	17,905	19,939

Traded loans	11,533	6,139

Precious metals	7,401	4,428

Total trading portfolio assets	371,436	397,886

Trading portfolio liabilities
Debt instruments
Swiss government and government agencies	1,807	565
US Treasury and government agencies	38,327	25,117
Other government agencies	19,722	12,187
Corporate listed	14,177	10,868
Other unlisted	8,296	30,793

Total	82,329	79,530

Equity instruments	24,124	26,268

Total trading portfolio liabilities	106,453	105,798

Note 12 Financial Investments (available for sale)

CHF million	31.12.02	31.12.01

Money market paper	873	6,774

Other debt instruments
Listed	290	1,194
Unlisted	885	10,348

Total	1,175	11,542

Equity investments
Listed	596	1,949
Unlisted	1,443	1,819

Total	2,039	3,768

Private equity investments	4,304	6,719

Total financial investments	8,391	28,803

thereof eligible for discount at central banks	261	10,370

The following tables show the unrealized gains and losses not recognized in the income statement for the years ended 2002 and 2001.

		Unrealized gains/losses not recognized in the income statement

CHF million	Fair value	Gross gains	Gross losses	Net, before tax	Tax effect	Net, after tax

31 December 2002
Money market paper	873	0	0	0	0	0
Debt securities issued by the Swiss national government and agencies	16	1	0	1	0	1
Debt securities issued by Swiss local governments	42	2	0	2	0	2
Debt securities issued by US Treasury and agencies	0	0	0	0	0	0
Debt securities issued by foreign governments and official institutions	81	1	0	1	0	1
Corporate debt securities	964	7	0	7	1	6
Mortgage-backed securities	23	1	0	1	0	1
Other debt securities	49	1	1	0	0	0
Equity securities	2,039	335	31	304	82	222
Private equity investments	4,304	966	223	743	30	713

Total	8,391	1,314	255	1,059	113	946

		Unrealized gains/losses not recognized in the income statement

CHF million	Fair value	Gross gains	Gross losses	Net, before tax	Tax effect	Net, after tax

31 December 2001
Money market paper	6,774	1	0	1	0	1
Debt securities issued by the Swiss national government and agencies	36	1	0	1	0	1
Debt securities issued by Swiss local governments	45	1	0	1	0	1
Debt securities issued by US Treasury and agencies	32	2	0	2	1	1
Debt securities issued by foreign governments and official institutions	10,089	31	1	30	11	19
Corporate debt securities	1,218	4	2	2	0	2
Mortgage-backed securities	5	0	0	0	0	0
Other debt securities	117	0	0	0	0	0
Equity securities	3,768	627	65	562	187	375
Private equity investments	6,719	1,189	539	650	15	635

Total	28,803	1,856	607	1,249	214	1,035

UBS Group Financial Statements
Notes to the Financial Statements

Note 12 Financial Investments (available for sale) (continued)

Contractual maturities of the investments in debt instruments1

	Within 1 year		1-5 years		5-10 years		Over 10 years

CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2002
Swiss national government and agencies	0	0.00	7	4.88	8	3.86	1	4.00
Swiss local governments	8	4.02	30	3.94	4	3.59	0	0.00
Foreign governments and official institutions	35	4.63	45	3.13	1	6.12	0	0.00
Corporate debt securities	675	2.23	249	2.64	19	3.41	21	8.02
Mortgage-backed securities	4	2.25	15	3.97	4	4.03	0	0.00
Other debt securities	1	4.77	48	2.65	0	0.00	0	0.00

Total fair value	723		394		36		22

1 Money market papers have contractual maturities of less than one year.

Proceeds from sales and maturities of investment securities available for sale, excluding private equity, were as follows:

CHF million	31.12.02	31.12.01

Proceeds	1,820	27,910
Gross realized gains	479	223
Gross realized losses	(21)	(28)

Note 13 Investments in Associates

CHF million	31.12.02	31.12.01

Carrying amount at the beginning of the year	697	880
Additions	51	11
Disposals	(1)	(216)[1]
Income	24	74
Write-offs	(17)	(2)
Dividend paid	(44)	(48)
Foreign currency translation	(5)	(2)

Carrying amount at the end of the year	705	697

1 Includes a transfer of CHF 172 million to Financial Investments following a review of the level of influence by the bank over certain investees. The impact of this reclassification on net profit is immaterial.

Note 14 Property and Equipment

			IT, soft-	Other
	Bank-		ware and	machines
	occupied	Investment	communi-	and
CHF million	properties	properties[1]	cation	equipment	31.12.02	31.12.01

Historical cost
Balance at the beginning of the year	9,297	893	5,146	4,143	19,479	18,631
Additions	147	366	811	439	1,763	2,021
Disposals/write-offs[2]	(62)	(747)	(1,330)	(449)	(2,588)	(715)
Reclassifications	(34)	50	51	(53)	14	(482)
Foreign currency translation	(41)	(2)	(339)	(336)	(718)	24
Balance at the end of the year	9,307	560	4,339 [4]	3,744	17,950	19,479

Accumulated depreciation
Balance at the beginning of the year	4,039	239	3,932	2,574	10,784	9,721
Depreciation	224	28	926	343	1,521	1,654
Disposals/write-offs[2]	(34)	(100)	(1,316)	(336)	(1,786)	(403)
Reclassifications	(10)	44	(2)	3	35	(189)
Foreign currency translation	(9)	0	(300)	(164)	(473)	1
Balance at the end of the year	4,210	211	3,240	2,420	10,081	10,784

Net book value at the end of the year[3]	5,097	349	1,099	1,324	7,869	8,695

1 The fair value of Investment properties was CHF 539 million at 31 December 2002 and CHF 990 million at 31 December 2001.    2 Includes write-offs of fully depreciated assets.    3 Fire insurance value of property and equipment is CHF 14,221 million (2001: CHF 15,531 million).    4 Includes accumulated costs for projects in progress of CHF 234 million at 31 December 2002 (CHF 351 million at 31 December 2001).

Note 15 Goodwill and Other Intangible Assets

	Goodwill	Other intangible assets

				Customer
		Brand-	Infra-	lists
CHF million	Total	name	structure	and other	Total	31.12.02	31.12.01

Historical cost
Balance at the beginning of the year	16,819	1,293	1,293	2,387	4,973	21,792	21,166
Additions and reallocations	9	281	0	0	281	290	456
Disposals and other reductions	(98)	0	0	(17)	(17)	(115)	0
Write-offs[1]	0	(1,350)	0	0	(1,350)	(1,350)	(247)
Foreign currency translation	(2,773)	(224)	(224)	(374)	(822)	(3,595)	417
Balance at the end of the year	13,957	0	1,069	1,996	3,065	17,022	21,792

Accumulated amortization
Balance at the beginning of the year	2,241	76	76	314	466	2,707	1,629
Amortization	930	1,306	54	170	1,530	2,460	1,323
Disposals	(13)	0	0	(15)	(15)	(28)	0
Write-offs[1]	0	(1,350)	0	0	(1,350)	(1,350)	(247)
Foreign currency translation	(382)	(32)	(14)	(35)	(81)	(463)	2
Balance at the end of the year	2,776	0	116	434	550	3,326	2,707

Net book value at the end of the year	11,181	0	953	1,562	2,515	13,696	19,085

1 Represents write-offs of fully amortized goodwill and other intangible assets.

UBS Group Financial Statements
Notes to the Financial Statements

Note 15 Goodwill and Other Intangible Assets (continued)

The following table presents the disclosure of goodwill and other intangible assets by Business Group for the year ended 31 December 2002.

	Balance	Additions	Disposals
	at the	and	and		Foreign	Balance
	beginning	reallo-	other		currency	at the end
CHF million	of the year	cations	reductions	Amortization	translation	of the year

Goodwill
UBS Wealth Management & Business Banking	1,305	0	(8)	(81)	(213)	1,003
UBS Global Asset Management	2,926	0	(5)	(269)	(467)	2,185
UBS Warburg	4,950	0	(25)	(315)	(817)	3,793
UBS PaineWebber	5,390	0	(33)	(264)	(894)	4,199
Corporate Center	7	9	(14)	(1)	0	1

UBS Group	14,578	9	(85)	(930)	(2,391)	11,181

Other Intangible Assets
UBS Wealth Management & Business Banking	65	0	(2)	(30)	0	33
UBS Global Asset Management	2	0	0	(1)	0	1
UBS Warburg	390	0	0	(49)	(63)	278
UBS PaineWebber	3,942	281	0	(1,427)	(662)	2,134
Corporate Center	108	0	0	(23)	(16)	69

UBS Group	4,507	281	(2)	(1,530)	(741)	2,515

Until 31 December 2001, goodwill and other intangible assets relating to the merger of UBS and PaineWebber were reported in the UBS Warburg Business Group. With the separation of UBS PaineWebber from UBS Warburg at 1 January 2002, goodwill and other intangible assets have been allocated to the Business Groups that have benefited from the merger with PaineWebber. For further information about disclosure by Business Group, including the amortization of goodwill and other intangible assets of previous years, please see Note 2a: Segment Reporting by Business Group.

The estimated, aggregated amortization expenses for Goodwill and Other intangible assets are as follows:

		Other
CHF million	Goodwill	intangible assets	Total

Estimated, aggregated amortization expenses for:
2003	817	189	1,006
2004	769	170	939
2005	738	166	904
2006	702	153	855
2007	646	144	790
2008 and thereafter	7,509	1,693	9,202

Total	11,181	2,515	13,696

Note 16 Other Assets

CHF million	Note	31.12.02	31.12.01

Deferred tax assets	21	2,800	3,449
Settlement and clearing accounts		1,449	1,431
VAT and other tax receivables		436	452
Prepaid pension costs		250	567
Properties held for resale		1,071	844
Other receivables		2,946	3,132

Total other assets		8,952	9,875

UBS Group Financial Statements
Notes to the Financial Statements

Balance Sheet: Liabilities

Note 17 Due to Banks and Customers

CHF million	31.12.02	31.12.01

Due to banks	83,178	106,531

Due to customers in savings and investment accounts	76,884	67,782
Other amounts due to customers	229,992	265,999

Total due to customers	306,876	333,781

Total due to banks and customers	390,054	440,312

Note 18 Debt Issued

The Group issues both CHF and non-CHF denominated fixed and floating rate debt. Floating rate debt generally pays interest based on the three-month or six-month London Interbank Offered Rate (LIBOR).

     Subordinated debt securities are unsecured obligations of the Group and are subordinated in right of payment to all present and future senior indebtedness and certain other obligations of the Group. At 31 December 2002 and 31 December 2001, the Group had CHF 9,933 million and CHF 13,571 million, respectively, in subordinated debt. Subordinated debt usually pays interest annually and provides for single principal payments upon maturity. At 31 December 2002 and 31 December 2001, the Group had CHF 46,678 million and CHF 43,641 million, respectively, in unsubordinated debt (excluding money market paper).
     The Group issues debt with returns linked to equity, interest rates, foreign exchange and credit instruments or indices. As described in Note 1r),

derivatives embedded in these instruments are separated from the host debt contract and reported as stand-alone derivatives. The amount recorded within Debt Issued represents the host contract after the separation of the embedded derivative. At 31 December 2002 and 31 December 2001, the Group had CHF 1,389 million and CHF 1,397 million, respectively, in convertible and exchangeable debt on UBS shares and notes with warrants attached on UBS shares outstanding.

     In addition the Group uses interest rate and foreign exchange derivatives to manage the risks inherent in certain debt issues. In the case of interest rate risk management, the Group applies hedge accounting as discussed in Note 1 -Summary of Significant Accounting Policies and Note 23 - Derivative Instruments. As a result of applying hedge accounting, the carrying value of debt issued is CHF 1,361 million higher reflecting changes in fair value due to interest rate movements.

PIP	Protected Index Participation
PEP	Protected Equity Participation
GOAL	Geld- oder Aktien-Lieferung (cash or share delivery)
BULS	Bullish Underlying Linked Securities
GROI	Guaranteed Return On Investment
FRN	Floating Rate Note
CLN	Credit Linked Note

Note 18 Debt Issued (continued)

CHF million	31.12.02	31.12.01

Money market paper issued	72,800	99,006
Bonds issued	51,872	51,061
Shares in bond issues of the Swiss Regional or Cantonal Banks’ Central Bond Institutions	517	934
Medium-term notes	4,222	5,217

Total debt issued	129,411	156,218

The following table shows the split between fixed and floating rate debt issues based on the contractual terms. However it should be noted that the Group uses interest rate swaps to hedge many of the fixed rate debt issues, which changes their re-pricing characteristics into those of floating rate debt.

Contractual maturity date

	UBS AG (Parent Bank)		Subsidiaries

	Fixed	Floating	Fixed	Floating	Total
CHF million	rate	rate	rate	rate	31.12.02

2003	24,010	244	52,095	70	76,419
2004	4,965	609	1,432	574	7,580
2005	4,998	726	907	382	7,013
2006	3,359	790	8,000	439	12,588
2007	3,166	1,564	1,105	70	5,905
2008-2010	1,714	1,048	2,476	1,949	7,187
Thereafter	2,726	6,672	269	3,052	12,719

Total	44,938	11,653	66,284	6,536	129,411

The table below shows the notional amount and stated interest rate on the Group’s publicly placed bonds prior to the separation of any embedded derivatives or the application of hedge accounting, where applicable. As a result, the notional amount shown does not necessarily correspond to the carrying amount of the debt and the stated interest rate on the debt does not necessarily reflect the effective interest rate the Group is paying to service its debt after the separation of embedded derivatives and the application of hedge accounting, where applicable.

Publicly placed bond issues of UBS AG (Parent Bank) outstanding as at 31.12.2002 1

						Notional
						amounts
				Early		in millions
Year of	Interest			redemption		in local
issue	rate in %	Remarks	Maturity	option	Currency	currency

2001	16.000	GOAL on Siemens	17.01.2003		EUR	55
2002	0.000	CLN Linked to GECC	18.02.2003		EUR	50
2001	8.000	GOAL on UBS	26.02.2003		CHF	220
2002	11.250	GOAL on Royal Dutch Petroleum	28.02.2003		EUR	95
1993	4.875	subordinated	03.03.2003		CHF	200
2001	8.750	GOAL on General Electric	07.03.2003		USD	125
2001	13.500	GOAL on Nokia Oyj	10.03.2003		EUR	45
2002	0.000	Linked to 30yr OAT	11.03.2003		GBP	50
2002	FRN	CLN Linked to GECC	14.03.2003		USD	100
1997	1.500	Indexed to UBS Currency Portfolio	14.03.2003		EUR	51
		Convertible into
1998	FRN	UBS Dutch Corporate Basket	20.03.2003		EUR	57
1993	3.500	subordinated	31.03.2003		CHF	200
1993	4.000	subordinated	31.03.2003		CHF	200

PIP	Protected Index Participation
PEP	Protected Equity Participation
GOAL	Geld- oder Aktien-Lieferung (cash or share delivery)
BULS	Bullish Underlying Linked Securities
GROI	Guaranteed Return On Investment
FRN	Floating Rate Note
CLN	Credit Linked Note

UBS Group Financial Statements
Notes to the Financial Statements

Note 18 Debt Issued (continued)

Publicly placed bond issues of UBS AG (Parent Bank) outstanding as at 31.12.20021

						Notional
						amounts
				Early		in millions
Year of	Interest			redemption		in local
issue	rate in %	Remarks	Maturity	option	Currency	currency

2001	0.000	BULS on technology stock basket	10.04.2003		USD	78
2001	0.000	BULS on Celestica and others	28.04.2003		USD	40
2002	9.500	GOAL on UBS	22.05.2003		CHF	110
2001	10.250	GOAL on Deutsche Bank	30.05.2003		EUR	40
2002	9.500	GOAL on DJ Euro Stoxx 50 index	02.06.2003		EUR	50
2001	7.250	GOAL on Aventis	05.06.2003		EUR	75
2001	6.000	GOAL on Total SA	11.06.2003		EUR	45
2001	7.750	GOAL on E.ON AG	17.06.2003		EUR	40
1995	5.250	subordinated	20.06.2003		CHF	200
2001	8.250	GOAL on Pfizer	16.07.2003		USD	70
2002	9.500	GOAL on SUEZ SA (Suez)	04.09.2003		EUR	35
2002	13.000	GOAL on Royal Dutch Petroleum	06.10.2003		EUR	35
2002	FRN	CLN Linked to Allianz AG	24.10.2003		USD	150
1993	3.000		26.11.2003		CHF	200
2002	0.000	Linked to Basket of Common Stock	02.12.2003		USD	63
1994	6.250	subordinated	06.01.2004		USD	300
2002	7.750	GOAL on Novartis	28.01.2004		CHF	100
2002	5.125	GOAL on General Electric Company	30.01.2004		USD	75
2002	6.000	GOAL on Unilever NV	06.02.2004		EUR	40
2002	6.250	GOAL on Nestlé AG	14.05.2004		CHF	100
2001	0.000	Cliquet GROI on NASDAQ 100 Index	27.05.2004		USD	42
1991	4.250	subordinated	25.06.2004		CHF	300
1999	3.500		01.07.2004		EUR	250
2001	1.750	Exchangeable bonds on Yukos	31.08.2004		USD	310
1997	7.380	subordinated	26.11.2004		GBP	250
1995	4.000	subordinated	07.02.2005		CHF	150
1995	5.500	Convertible into Nasdaq 100 Index	10.02.2005		CHF	150
2002	0.000	Equity GROI	07.03.2005		AUD	233
2002	0.500	Convertible into STOXX 50 Index	21.03.2005		EUR	75
1995	5.625	subordinated	13.04.2005		CHF	150
2002	0.000	GROI on FTSE 100 Index	25.04.2005		GBP	46
		Principal Protected Note Linked
2002	0.000	to NASDAQ 100-Index	04.05.2005		USD	46
2002	0.000	Exchangeable Bonds on Yukos	19.06.2005		USD	120
1995	8.750	subordinated	20.06.2005		GBP	249
		GROI - Australian
2002	0.000	Growth Guaranteed Fund II	21.06.2005		AUD	67
1998	6.750	subordinated	15.07.2005		USD	200
1995	5.250	subordinated	18.07.2005		CHF	200
2002	0.000	Cliquet GROI - Units on SMI Index	25.07.2005		CHF	53
1995	5.000	subordinated	24.08.2005		CHF	250
2002	0.125	Exchangeable Bonds on Yukos	19.09.2005		USD	120
1995	4.500		21.11.2005		CHF	300
2002	0.250	Exchangeable Bonds on Yukos	19.12.2005		USD	160
1999	3.500	Straight Bond	26.01.2006		EUR	650
		Equity Exchangeables into
2001	1.000	Euro. Insurance Basket	01.02.2006	01.02.2004	EUR	100
1996	4.250	subordinated	06.02.2006		CHF	250
1996	4.000		14.02.2006		CHF	200
2000	2.500	Straight Bond	29.03.2006		CHF	250
1996	7.250	subordinated	17.07.2006		USD	500
2001	0.000	BULS on S&P 500	01.09.2006		USD	54

PIP	Protected Index Participation
PEP	Protected Equity Participation
GOAL	Geld- oder Aktien-Lieferung (cash or share delivery)
BULS	Bullish Underlying Linked Securities
GROI	Guaranteed Return On Investment
FRN	Floating Rate Note
CLN	Credit Linked Note

Note 18 Debt Issued (continued)

Publicly placed bond issues of UBS AG (Parent Bank) outstanding as at 31.12.20021

						Notional
						amounts
				Early		in millions
Year of	Interest			redemption		in local
issue	rate in %	Remarks	Maturity	option	Currency	currency

1996	7.250	subordinated	01.09.2006		USD	150
2001	5.500	GOAL on UBS	02.10.2006		CHF	106
		Cliquet GROI-Units
2001	0.000	on Nasdaq 100-Index	19.10.2006		USD	39
2002	FRN	Callable Daily Range Accrual Note	07.11.2006	07.02.2003	USD	56
1995	5.000	subordinated	07.11.2006		CHF	250
2002	FRN	Callable Daily Range Accrual Note	13.11.2006	12.02.2003	USD	40
1996	6.250	subordinated	06.12.2006		EUR	254
2001	0.000	Zero-rate Note O'Connor Fund	29.12.2006		EUR	40
1997	8.000	subordinated	08.01.2007		GBP	242
1997	8.000	subordinated	08.01.2007		GBP	302
1997	5.750	subordinated	12.03.2007		EUR	204
		Step-Up Callable
2002	FRN	Daily Range Accrual Note	15.07.2007	15.01.2003	USD	67
2002	1.000	Exchangeable on DJ Euro Stoxx 50E	23.07.2007		EUR	50
2002	FRN	CLN	01.09.2007		USD	50
		Exchangeable Bond
2002	0.500	on the S&P 500 Index	05.09.2007		USD	40
		Exchangeable Bond
2002	0.500	on the DJ Euro STOXX 50	05.09.2007		EUR	35
2002	0.250	Exchangeable Bond on the SMI	05.09.2007		CHF	75
2002	FRN	Callable Daily Range Accrual Note	02.10.2007	02.01.2003	USD	61
		Exchangeable bond
2002	0.500	on Royal Dutch Petroleum	30.10.2007		EUR	100
		Principal Protected Notes Linked
2002	0.000	to the S&P 500 Index	07.11.2007		USD	52
2002	7.250	GOAL on Royal Dutch Petroleum	14.11.2007		EUR	150
2002	1.250	Linked to Nikkei 225 Index	28.11.2007		JPY	7,742
2002	5.000	Linked to Nikkei 225 Index	19.12.2007		JPY	5,537
1998	3.500		27.08.2008		CHF	300
1997	5.875	subordinated	18.08.2009		EUR	305
2002	FRN	Callable Daily Range Accrual Note	23.10.2012	23.01.2003	USD	64
1995	7.375	subordinated	15.07.2015		USD	150
1995	7.000	subordinated	15.10.2015		USD	300
1997	7.375	subordinated	15.06.2017		USD	300
1995	7.500	subordinated	15.07.2025		USD	350
1995	8.750	subordinated	18.12.2025		GBP	149
1996	7.750	subordinated	01.09.2026		USD	300

PIP	Protected Index Participation
PEP	Protected Equity Participation
GOAL	Geld- oder Aktien-Lieferung (cash or share delivery)
BULS	Bullish Underlying Linked Securities
GROI	Guaranteed Return On Investment
FRN	Floating Rate Note
CLN	Credit Linked Note

UBS Group Financial Statements
Notes to the Financial Statements

Note 18 Debt Issued (continued)

Publicly placed bond issues of UBS subsidiaries outstanding as at 31.12.20021

						Notional
						amounts
				Early		in millions
Year of	Interest			redemption		in local
issue	rate in %	Remarks	Maturity	option	Currency	currency

Brooklands Euro Referenced Linked Notes 2001-1 Ltd
2002	2.594		15.12.2012		EUR	100
2002	3.480		15.12.2012		EUR	75
2002	3.293		23.12.2012		EUR	75
2002	3.893		23.12.2012		EUR	35
2001	FRN		20.12.2013		EUR	50
2001	FRN		20.12.2013		EUR	50

Alpine Partners L.P.
2000	FRN		08.10.2009	08.01.2003	USD	445

North Street
2000	FRN		28.04.2011		USD	40
2002	FRN		28.04.2011		USD	100
2002	FRN		28.04.2011		USD	50
2000	20.000		28.04.2011		USD	43
2000	FRN		30.10.2011		USD	61
2000	18.000		30.10.2011		USD	43
2002	FRN		30.01.2016		USD	40
2002	20.000		30.01.2016		USD	49
2002	FRN		30.01.2016		USD	46
2002	5.160		30.01.2016		USD	61
2002	FRN		30.01.2016		USD	353
2002	FRN		20.08.2030	20.08.2003	USD	100
2001	FRN		30.04.2031		USD	60
2001	FRN		30.04.2031		USD	100
2001	FRN		30.07.2031		USD	100
2001	FRN		30.07.2031		USD	60

UBS Americas Inc. (former PaineWebber)
1993	7.875		17.02.2003		USD	100
2000	1.270		13.03.2003		JPY	9,000
1998	6.320		18.03.2003		USD	45
1998	6.450		01.12.2003		USD	340
1999	FRN		11.05.2004		USD	45
1999	6.375		17.05.2004		USD	525
1995	8.875		15.03.2005		USD	125
1999	2.210		15.03.2005		USD	45
1993	6.500		01.11.2005		USD	200
1996	6.750		01.02.2006		USD	100
1998	6.720		01.04.2008		USD	35
1998	6.730		03.04.2008		USD	43
1998	6.550		15.04.2008		USD	250
1996	7.625		15.10.2008		USD	150
1999	7.625		01.12.2009		USD	275
1994	7.625		17.02.2014		USD	200

Eisberg Finance Ltd.
1998	FRN		15.06.2004	10.10.2003	USD	83
1998	FRN		15.06.2004	10.10.2003	USD	65
1998	FRN		15.06.2004	10.10.2003	USD	41

PIP	Protected Index Participation
PEP	Protected Equity Participation
GOAL	Geld- oder Aktien-Lieferung (cash or share delivery)
BULS	Bullish Underlying Linked Securities
GROI	Guaranteed Return On Investment
FRN	Floating Rate Note
CLN	Credit Linked Note

Note 18 Debt Issued (continued)

Publicly placed bond issues of UBS subsidiaries outstanding as at 31.12.20021

						Notional
						amounts
				Early		in millions
Year of	Interest			redemption		in local
issue	rate in %	Remarks	Maturity	option	Currency	currency

UBS Finance N.V., Curaçao
1997	0.000	Zero Coupons	29.01.2027		EUR	226
1998	0.000	Zero Coupons	03.03.2028	03.03.2003	EUR	81

UBS Australia Holdings Ltd.
1999	5.000	European commercial paper	25.02.2004		AUD	104

UBS Warburg AG
1998	0.000		19.12.2005		EUR	56
2001	0.000		30.06.2006	30.06.2003	EUR	505
2001	0.000		30.06.2006	30.06.2003	USD	202
2001	0.000		31.07.2006	30.06.2003	EUR	500
2001	0.000		08.08.2006		EUR	77
2001	0.000		30.09.2006	30.06.2003	USD	200
2001	0.000		30.09.2006	30.06.2003	CHF	200
2002	0.000		31.12.2006	30.06.2003	USD	350
2002	0.000		31.12.2006	30.06.2003	EUR	300
2002	0.000		31.12.2006	30.06.2003	USD	350
2002	0.000		31.12.2006	30.06.2003	EUR	450
2002	0.000		31.12.2006	30.06.2003	EUR	300
2002	0.000		31.12.2006	30.06.2003	EUR	450
2002	0.000		31.12.2006	30.06.2003	USD	250
2002	0.000		31.12.2006	30.06.2003	EUR	250
2002	0.000		31.12.2006	30.06.2003	CHF	250
2002	0.000		31.12.2006	30.06.2003	USD	250
2002	0.000		31.12.2006	30.06.2003	USD	250
2001	0.000		02.01.2007	30.06.2003	EUR	100
2001	0.000		02.01.2007	30.06.2003	EUR	100
2001	0.000		02.01.2007	30.06.2003	EUR	100
2002	0.000		30.03.2007	30.06.2003	EUR	60
2002	0.000		31.12.2007	30.06.2003	EUR	50
2001	0.000		30.09.2011	31.03.2003	EUR	50
2001	0.000		31.12.2011	30.06.2003	EUR	150
2002	0.000		28.09.2012	30.06.2003	EUR	50

1 In this table only publicly placed bonds with a carrying value exceeding CHF 50 million (prior to the elimination of own bonds held) have been disclosed. The total carrying amount of the bonds disclosed in this table is CHF 34,320 million. The total carrying amount of publicly placed bonds of UBS Group (prior to the elimination of own bonds held) is CHF 44,759 million of the total bond issues.

UBS Group Financial Statements
Notes to the Financial Statements

Note 19 Other Liabilities

CHF million	Note	31.12.02	31.12.01

Provisions	20	1,375	1,748
Provision for commitments and contingent liabilities	9b	366	305
Current tax liabilities		2,079	1,799
Deferred tax liabilities	21	2,239	2,827
VAT and other tax payables		613	622
Settlement and clearing accounts		1,354	4,473
Other payables		4,313	3,884

Total other liabilities		12,339	15,658

Note 20 Provisions

			Total	Total
CHF million	Operational	Litigation	31.12.02	31.12.01

Balance at the beginning of the year	1,036	712	1,748	2,294
New provisions charged to income	210	478	688	384
Recoveries	16	9	25	95
Provisions applied	(439)	(463)	(902)	(1,115)
Reclassifications	(9)	9	0	64
Foreign currency translation	(93)	(91)	(184)	26

Balance at the end of the year	721	654	1,375	1,748

Note 21 Income Taxes

CHF million For the year ended	31.12.02	31.12.01	31.12.00

Domestic
Current	938	563	1,325
Deferred	(32)	231	233
Foreign
Current	249	546	451
Deferred	(477)	61	311

Total income tax expense	678	1,401	2,320

The Group made net tax payments, including domestic and foreign taxes, of CHF 572 million, CHF 1,742 million and CHF 959 million for the full years of 2002, 2001 and 2000, respectively.

Note 21 Income Taxes (continued)

The components of operating profit before tax, and the differences between income tax expense reflected in the financial statements and the amounts calculated at the Swiss statutory rate of 25% are as follows:

CHF million
For the year ended	31.12.02	31.12.01	31.12.00

Operating profit before tax	4,544	6,718	10,199
Domestic	6,510	5,565	7,079
Foreign	(1,966)	1,153	3,120

Income taxes at Swiss statutory rate of 25%	1,136	1,680	2,550

Increase/(decrease) resulting from:
Applicable tax rates differing from Swiss statutory rate	(341)	(239)	(336)
Tax losses not recognized	51	77	164
Previously unrecorded tax losses now recognized	(349)	(630)	(655)
Lower taxed income	(378)	(499)	(401)
Non-deductible goodwill amortization	291	429	159
Other non-deductible expenses	301	134	432
Adjustments related to prior years and other	(122)	371	245
Change in deferred tax valuation allowance	89	78	162

Income tax expense	678	1,401	2,320

Significant components of the Group’s gross deferred income tax assets and liabilities are as follows:

CHF million	31.12.02	31.12.01

Deferred tax assets
Compensation and benefits	1,559	1,778
Allowance for credit losses	84	122
Net operating loss carry forwards	2,883	2,902
Trading assets	330	259
Other	779	1,365

Total	5,635	6,426
Valuation allowance	(2,835)	(2,977)

Net deferred tax assets	2,800	3,449

Deferred tax liabilities
Property and equipment	412	449
Investments	430	464
Other provisions	470	571
Trading assets	182	298
Other	745	1,045

Total deferred tax liabilities	2,239	2,827

The change in the balance of net deferred tax assets and deferred tax liabilities does not equal the deferred tax expense in those years. This is due to the effect of foreign currency rate changes on tax assets and liabilities denominated in currencies other than CHF.

     Certain foreign branches and subsidiaries of the Group have deferred tax assets related to net operating loss carry forwards and other items. Due to realization of these assets being uncertain, the Group has established valuation allowances of CHF 2,835 million (CHF 2,977 million at 31 December 2001). For companies that suffered tax losses in either the current or preceding year an amount of CHF 947 million (CHF 965 million at 31 December 2001) has been recognized as deferred tax assets based on expectations that sufficient taxable income will be generated in future years to utilize the tax loss carry forwards.
     The Group provides deferred income taxes on undistributed earnings of non-Swiss subsidiaries except to the extent that such earnings are indefinitely invested. In the event these earnings were distributed, additional taxes of approximately CHF 40 million would be due.

UBS Group Financial Statements
Notes to the Financial Statements

Note 21 Income Taxes (continued)

At 31 December 2002 net operating loss carry forwards totaling CHF 6,572 million are available to reduce future taxable income of certain branches and subsidiaries.

The carry forwards expire as follows:	31.12.02

Within 1 year	29
From 2 to 4 years	252
After 4 years	6,291

Total	6,572

Note 22 Minority Interests

CHF million	31.12.02	31.12.01

Balance at the beginning of the year	4,112	2,885
Issuance of trust preferred securities	0	1,291
Other increases	172	0
Decreases and dividend payments	(377)	(461)
Foreign currency translation	(709)	53
Minority interest in net profit	331	344

Balance at the end of the year	3,529	4,112

Note 23 Derivative Instruments

Type of derivatives

The Group uses the following derivative financial instruments for both trading and hedging purposes:
Swaps are transactions in which two parties exchange cash flows on a specified notional amount for a predetermined period. The major types of swap transaction undertaken by the Group are as follows:
–	Interest rate swap contracts generally entail the contractual exchange of fixed and floating rate interest payments in a single currency, based on a notional amount and an interest reference rate.
–	Cross currency swaps involve the exchange of interest payments based on two different currency principal balances and interest reference rates and generally also entail exchange of principal amounts at the start and/or end of the contract.
–	Credit default swaps (CDS) are the most common form of credit derivative, under which the party buying protection makes one or more payments to the party selling protection during the life of the swap in exchange for an undertaking by the seller to make a payment to the buyer following a credit event, as defined in the contract, with respect to a third party. Settlement following a credit event may be a cash amount, or cash in return for physical delivery of one or more deliverable obligations of the credit entity, as defined in the contract and is made regardless of whether the protection buyer has suffered a loss. After a credit event and settlement, the contract is terminated.
–	Total Rate of Return Swaps give the total return receiver exposure to all of the cash flow and economic benefits and risks of an underlying security without actually owning the security, while the total return payer has a synthetic short position in the underlying reference security.
Forwards and futures are contractual obligations to buy or sell financial instruments or commodities on a future date at a specified price. Forward contracts are tailor-made agreements that are transacted between counterparties in the over-the-counter (OTC) market, whereas futures are standardized contracts transacted on regulated exchanges.

Options are contractual agreements under which the seller (writer) grants the purchaser the right, but not the obligation, either to buy (call option) or to sell (put option) by or at a set date, a specified amount of a financial instrument or commodity at a predetermined price. The seller receives a premium from the purchaser for this right. Options may be traded OTC or on a regulated exchange.

Derivatives transacted for trading purposes

Most of the Group’s derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers at competitive prices to enable them to take, transfer, modify or reduce current or expected risks. Trading includes market-making, positioning and arbitrage activities: market-making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume; positioning means managing market risk positions with the expectation of profiting from favorable movements in prices, rates or indices; arbitrage activities involve identifying and profiting from price differentials between markets and products.

Derivatives transacted for hedging purposes

The Group enters into derivative transactions which are designated and qualify as either fair value or cash flow hedges for recognized assets or liabilities or forecast transactions. It also enters into derivative transactions which provide economic hedges for risk exposures but do not meet the accounting requirements for hedge accounting treatment. As stated in Note 1, Summary of Significant Accounting Policies, part v) Derivative instruments and hedging, the Group uses CDSs as economic hedges for credit risk exposures in the loan and traded product portfolios but cannot apply hedge accounting to such positions. Gains or losses on these CDSs have therefore been recorded in trading income.

Derivatives designated and accounted for
as hedging instruments

The Group’s accounting policies for derivatives designated and accounted for as hedging instru-
ments are explained in Note 1 v) where terms used in the following sections are explained.

Fair value hedges

The Group’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate long-term debt due to changes in market interest rates. For the year ended 31 December 2002, the Group recognized a net loss of CHF 10 million (reported as Net trading income in the Financial Statements), which represents the ineffective portion of fair value hedges.
     As at 31 December 2002, the fair value of outstanding derivatives designated as fair value hedges was a CHF 1,925 million net positive replacement value.

Cash flow hedges of individual variable
rate assets and liabilities

The Group uses interest rate swaps to protect against changes in cash flows of certain variable rate debt issues. For the year ended 31 December 2002, there has been no material gain or loss associated with ineffective portions of cash flow hedges.
     Gains and losses on derivative contracts designated as cash flow hedges are initially recorded in Shareholders’ equity but are reclassified to current period earnings when the hedged cash flows occur, as explained in Note 1, part v) Derivative instruments and hedging. As at 31 December 2002, deferred net gains on derivative instruments designated as cash flow hedges accumulated in Shareholders’ equity were CHF 2 million.

Cash flow hedges of forecast transactions

The Group applies hedge accounting for its non-trading interest rate risk in major currencies by analyzing expected cash flows on an enterprise basis. The objective is to protect against changes in future interest cash flows resulting from the impact of changes in market interest rates on reinvestment or reborrowing of current balances and expected future cash flows. The Group accumulates information about financial assets and liabilities, and thereby estimates and aggregates the amounts and timing of future period cash flows, based on the contractual terms of instruments and other factors including estimates of prepayments and defaults. The aggregate cash flows form the basis for identifying the non-trad-

UBS Group Financial Statements
Notes to the Financial Statements

ing interest rate risk of the Group, which is hedged with interest rate swaps, which extend over a twenty-four-year period.

The schedule of forecast principal cash flows as at 31 December 2002 is as follows:

CHF billion	< 1 year	1-3 years	3-5 years	5-10 years	over 10 years

Cash inflows (Assets)	119	202	124	128	8
Cash outflows (Liabilities)	159	247	193	324	237

Net cash flows	(40)	(45)	(69)	(196)	(229)

Gains and losses on derivatives designated as cash flow hedges of forecast transactions are initially recorded in Shareholders’ equity as “Gains/losses not recognized in the income statement” and transferred to current period earnings when the forecast cash flows occur. As at 31 December 2002, the fair value of outstanding derivatives designated as cash flow hedges of forecast transactions was a CHF 181 million net unrealized loss. Amounts reclassified from Gains/losses not recognized in the income statement to current period earnings due to discontinuation of hedge accounting were immaterial.

Notional amounts and replacement values

The following table provides the notional amounts and the positive and negative replacement values of the Group’s derivative transactions.
     The notional amount is a derivative’s underlying contract amount and is the basis upon which changes in the value of derivatives are measured. It provides an indication of the underlying volume of business transacted by the Group but does not provide any measure of risk.
     The majority of derivatives are negotiated as to amount, tenor and price, between the bank and its counterparty, whether other professionals or customers (OTC). The rest are standardized in terms of their amounts and settlement dates and are bought and sold in organized markets (exchange traded).
     Positive replacement value represents the cost to the Group of replacing all transactions with a fair value in the Group’s favour if all the relevant counterparties of the Group were to default at the same time, and transactions could be replaced instantaneously. Negative replacement value is the cost to the Group’s counterparties of replacing all their transactions with the Group where the fair value is in their favor if the Group were to default. The total positive and negative replacement values are included in the balance sheet separately. For internal credit risk measurement the potential evolution of the value of the portfolio of trades with each counterparty is also modelled over its life (potential future exposure), taking into account legally enforceable close out netting agreements where applicable (see below).

Credit mitigation

The Group seeks, wherever possible, to enter into master netting agreements with OTC derivative counterparties. Where the Group has such an agreement and it has a legal opinion that it is enforceable by UBS in the event of insolvency of the counterparty, positive and negative replacement values of transactions covered by the agreement are netted and a single payable or receivable amount is included in the balance sheet. The impact of master netting agreements as at 31 December 2002 is to reduce positive and negative replacement values on OTC derivative instruments by approximately CHF 167 billion. The impact can change substantially over short periods of time, because the exposure is affected by each transaction subject to the arrangement.
     In line with general market trends, the Group has also entered into bilateral collateral agreements with major market participants to mitigate the potential concentrations of exposure arising from industry consolidation and the continuing increase in volumes of OTC derivatives traded. The figures in the tables do not, however, reflect the risk mitigating effects of such collateral agreements.

Note 23 Derivative Instruments (continued)

As at 31 December 2002	Term to maturity										Total
											notional
	Within 3 months		3-12 months		1-5 years		over 5 years		Total	Total	amount
CHF million	PRV[1]	NRV[2]	PRV	NRV	PRV	NRV	PRV	NRV	PRV	NRV	CHF bn

Interest rate contracts
Over the counter (OTC) contracts
Forward contracts	3,785	4,127	93	121	141	333	33	8	4,052	4,589	1,517.3
Swaps	2,862	3,778	9,451	8,127	78,413	76,244	55,377	51,917	146,103	140,066	5,753.0
Options	338	706	1,143	1,488	4,216	5,484	3,905	4,464	9,602	12,142	663.2

Exchange-traded contracts[3]
Futures									0	0	40.3
Options	4	16		1					4	17	101.1

Total	6,989	8,627	10,687	9,737	82,770	82,061	59,315	56,389	159,761	156,814	8,074.9

Credit derivative contracts
Over the counter (OTC) contracts
Credit default swaps	2	7	95	504	1,636	2,740	2,852	958	4,585	4,209	164.6
Total rate of return swaps	15	21	194	782	2,308	1,726	162	35	2,679	2,564	14.5

Total	17	28	289	1,286	3,944	4,466	3,014	993	7,264	6,773	179.1

Foreign exchange contracts
Over the counter (OTC) contracts
Forward contracts	2,406	3,100	1,005	1,732	232	270	11	1	3,654	5,103	252.0
Interest and currency swaps	21,561	20,641	8,962	10,292	8,627	8,907	3,360	3,990	42,510	43,830	1,843.1
Options	2,223	2,219	1,681	1,636	361	312	7		4,272	4,167	500.8

Exchange-traded contracts[3]
Futures									0	0	0.0
Options		1	1						1	1	0.1

Total	26,190	25,961	11,649	13,660	9,220	9,489	3,378	3,991	50,437	53,101	2,596.0

Precious metals contracts
Over the counter (OTC) contracts
Forward contracts	329	231	235	257	150	121	9	8	723	617	18.0
Options	205	217	325	289	407	373	86	63	1,023	942	38.6

Exchange-traded contracts[3]
Futures											0.0
Options		1		1		4			0	6	0.2

Total	534	449	560	547	557	498	95	71	1,746	1,565	56.8

Equity/Index contracts
Over the counter (OTC) contracts
Forward contracts	5,393	1,406	583	512	917	205	124	219	7,017	2,342	33.2
Options	8,676	12,441	2,515	3,496	6,650	7,125	403	794	18,244	23,856	99.3

Exchange-traded contracts[3]
Futures									0	0	7.4
Options	861	246	316	247	443	338			1,620	831	7.5

Total	14,930	14,093	3,414	4,255	8,010	7,668	527	1,013	26,881	27,029	147.4

Commodity contracts
Over the counter (OTC) contracts
Forward contracts	5	3	2,629	2,670	346	304			2,980	2,977	24.9
Options									0	0	0.0

Total	5	3	2,629	2,670	346	304	0	0	2,980	2,977	24.9

Total derivative instruments	48,665	49,161	29,228	32,155	104,847	104,486	66,329	62,457	249,069	248,259
Replacement value netting									166,977	166,977

Replacement values after netting									82,092	81,282

1 PRV: Positive replacement value.      2NRV: Negative replacement value.      3Exchange-traded products include proprietary trades only.

UBS Group Financial Statements
Notes to the Financial Statements

Note 23 Derivative Instruments (continued)

As at 31 December 2001	Term to maturity										Total
											notional
	Within 3 months		3-12 months		1-5 years		over 5 years		Total	Total	amount
CHF million	PRV[1]	NRV[2]	PRV	NRV	PRV	NRV	PRV	NRV	PRV	NRV	CHF bn

Interest rate contracts
Over the counter (OTC) contracts
Forward contracts	2,844	3,260	114	530	108	245	48	134	3,114	4,169	1,768.7
Swaps	2,807	4,322	5,724	6,393	49,043	45,029	25,232	22,866	82,806	78,610	4,552.4
Options	388	950	670	2,095	3,037	4,048	2,830	3,336	6,925	10,429	784.9

Exchange-traded contracts[3]
Futures									0	0	83.6
Options	3			24					3	24	63.2

Total	6,042	8,532	6,508	9,042	52,188	49,322	28,110	26,336	92,848	93,232	7,252.8

Credit derivative contracts
Over the counter (OTC) contracts
Credit default swaps	6	18	707	1,104	1,020	1,490	773	1,184	2,506	3,796	75.7
Total rate of return swaps			84	621		636	12	0	96	1,257	3.6

Total	6	18	791	1,725	1,020	2,126	785	1,184	2,602	5,053	79.3

Foreign exchange contracts
Over the counter (OTC) contracts
Forward contracts	3,615	3,163	1,639	1,899	755	428	20		6,029	5,490	279.7
Interest and currency swaps	19,344	11,224	8,991	7,763	7,463	7,673	3,465	2,312	39,263	28,972	1,699.3
Options	2,138	1,942	2,148	1,888	445	433	23	1	4,754	4,264	1,033.7

Exchange-traded contracts[3]
Futures									0	0	0.0
Options			1	2					1	2	0.8

Total	25,097	16,329	12,779	11,552	8,663	8,534	3,508	2,313	50,047	38,728	3,013.5

Precious metals contracts
Over the counter (OTC) contracts
Forward contracts	242	223	210	198	195	179	6		653	600	17.0
Options	177	164	535	507	740	805	90	81	1,542	1,557	54.1

Exchange-traded contracts[3]
Futures											0.0
Options		2	3	1					3	3	0.9

Total	419	389	748	706	935	984	96	81	2,198	2,160	72.0

Equity/Index contracts
Over the counter (OTC) contracts
Forward contracts	1,402	1,422	445	1,713	1,461	1,464	111	85	3,419	4,684	35.3
Options	6,140	6,222	4,294	5,105	4,076	6,991	1,087	2,844	15,597	21,162	238.0

Exchange-traded contracts[3]
Futures									0	0	12.4
Options	1,497	1,080	1,187	1,431	601	463	21	14	3,306	2,988	440.3

Total	9,039	8,724	5,926	8,249	6,138	8,918	1,219	2,943	22,322	28,834	726.0

Commodity contracts
Over the counter (OTC) contracts
Forward contracts	8	14	1	1					9	15	6.4
Options									0	0	0.0

Total	8	14	1	1	0	0	0	0	9	15	6.4

Total derivative instruments	40,611	34,006	26,753	31,275	68,944	69,884	33,718	32,857	170,026	168,022
Replacement value netting									96,579	96,579

Replacement values after netting									73,447	71,443

1PRV: Positive replacement value.      2NRV: Negative replacement value.      3Exchange-traded products include proprietary trades only.

Off-Balance Sheet Information

Note 24 Fiduciary Transactions

Fiduciary placement represents funds which customers have instructed the Group to place in foreign banks. The Group is not liable to the customer for any default by the foreign bank nor do creditors of the Group have a claim on the assets placed.

CHF million	31.12.02	31.12.01

Placements with third parties	43,440	58,466
Fiduciary credits and other fiduciary financial transactions	774	1,136

Total fiduciary transactions	44,214	59,602

The Group also acts in its own name as trustee or in fiduciary capacities for the account of third parties. The assets managed in such capacities are not reported on the balance sheet unless they are invested with UBS. UBS earns commission and fee income from such transactions and assets. These activities potentially expose UBS to liability risks in cases of gross negligence with regard to non-compliance of its fiduciary and contractual duties. The risks associated with this business are covered by the standard UBS risk framework.

Note 25 Commitments and Contingent Liabilities

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

     The contractual amount of these instruments is the maximum amount at risk for the Group if the customer fails to meet its obligations. The risk is similar to the risk involved in extending loan facilities and is monitored with the same risk control processes and specific credit risk policies. For the years ended 31 December 2002, 2001 and 2000 the Group recognized expense in the income statement related to obligations incurred for contingencies and commitments of CHF 13 million, CHF 25 million and CHF 1 million, respectively.
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

UBS Group Financial Statements
Notes to the Financial Statements

Note 25 Commitments and Contingent Liabilities (continued)

CHF million	31.12.02	31.12.01

Contingent liabilities
Credit guarantees and similar instruments[1]	11,522	18,566
Sub-participations	(650)	(4,944)

Total	10,872	13,622

Performance guarantees and similar instruments[2]	3,216	4,865
Sub-participations	(348)	(4)

Total	2,868	4,861

Irrevocable commitments under documentary credits	1,856	2,056
Sub-participations	(259)	0

Total	1,597	2,056

Gross contingent liabilities	16,594	25,487
Sub-participations	(1,257)	(4,948)

Net contingent liabilities	15,337	20,539

Irrevocable commitments
Undrawn irrevocable credit facilities	39,306	50,608
Sub-participations	(446)	(532)

Total	38,860	50,076

Liabilities for calls on shares and other equities	21	98

Gross irrevocable commitments	39,327	50,706
Sub-participations	(446)	(532)

Net irrevocable commitments	38,881	50,174

Gross commitments and contingent liabilities	55,921	76,193
Sub-participations	(1,703)	(5,480)

Net commitments and contingent liabilities	54,218	70,713

1Credit guarantees in the form of bills of exchange and other guarantees, including guarantees in the form of irrevocable letters of credit, endorsement liabilities from bills rediscounted, advance payment guarantees and similar facilities.      2Bid bonds, performance bonds, builders’ guarantees, letters of indemnity, other performance guarantees in the form of irrevocable letters of credit and similar facilities.

	Mortgage	Other
CHF million	collateral	collateral	Unsecured	Total

Overview of collateral
Gross contingent liabilities	275	8,254	8,065	16,594
Gross irrevocable commitments	1,084	14,956	23,266	39,306
Liabilities for calls on shares and other equities			21	21

Total 31.12.2002	1,359	23,210	31,352	55,921

Total 31.12.2001	1,711	25,625	48,857	76,193

Other commitments

The Group enters into commitments to fund external private equity funds and investments, which typically expire within five years. The commitments themselves do not involve credit or market risk as the funds purchase investments at mar-

ket value at the time the commitments are drawn. The maximum amount available to fund these investments at 31 December 2002 and 31 December 2001 was CHF 2,245 million and CHF 3,548 million, respectively.

Note 26 Operating Lease Commitments

At 31 December 2002, UBS was obligated under a number of non-cancellable operating leases for premises and equipment used primarily for banking purposes. The significant premises leases usually include renewal options and escalation clauses in line with general office rental market conditions as well as rent adjustments based on price indices. However, the lease agreements do not contain contingent rent payment clauses and purchase options. The leases also do not impose any restrictions on UBS’s ability to pay dividends, engage in debt financing transactions or enter into further lease agreements.

     Our minimum commitments for non-cancellable leases of premises and equipment are presented as follows:

CHF million	31.12.02

Operating leases due
2003	1,038
2004	913
2005	777
2006	663
2007	623
2008 and thereafter	5,082

Total commitments for minimum payments under operating leases	9,096

Operating expenses include CHF 1,193 million, CHF 1,092 million and CHF 816 million in respect of operating lease rentals for the year ended 31 December 2002, 31 December 2001 and 31 December 2000, respectively.

UBS Group Financial Statements
Notes to the Financial Statements

Additional Information

Note 27 Pledged Assets

Assets are pledged as collateral for collateralized credit lines with central banks, loans from central mortgage institutions, deposit guarantees for savings banks, security deposits relating to stock exchange membership and mortgages on the Group’s property. The following table shows additional information about assets pledged or assigned as security for liabilities and assets subject to reservation of title for the years ended 31 December 2002 and 31 December 2001. The securities presented in the table below include securities pledged in respect of securities lending and repurchase agreements.

	Carrying	Related	Carrying	Related
	amount	liability	amount	liability
CHF million	31.12.02	31.12.02	31.12.01	31.12.01

Mortgage loans	808	506	1,311	873
Securities	50,945	37,038	204,623	163,134
Property and equipment	129	33	160	89
Other	2	0	2	0

Total pledged assets	51,884	37,577	206,096	164,096

Note 28 Litigation

Due to the nature of their business, the bank and other companies within the UBS Group are involved in various claims, disputes and legal proceedings, arising in the ordinary course of business. The Group makes provisions for such matters when, in the opinion of management and its professional advisors, it is probable that a payment will be made by the Group, and the amount can be reasonably estimated (see Note 20).

     In respect of the further claims asserted against the Group of which management is aware (and which, according to the principles outlined above, have not been provided for), it is the opinion of the management that such claims are either without merit, can be successfully defended or will not have a material adverse effect on the Group’s financial condition, results of operations or liquidity.

Note 29 Financial Instruments Risk Position

This section presents information about the Group’s exposure to and its management and control of risks, in particular the primary risks associated with its use of financial instruments:
–	market risk is exposure to observable market variables such as interest rates, exchange rates and equity markets
–	credit risk is the risk of loss resulting from client or counterparty default and arises on credit exposure in all forms, including settlement risk
–	liquidity and funding risk is the risk that the Group is unable to fund assets or meet obligations at a reasonable price or, in extreme situations, at any price.
     This section also presents and explains the Group’s regulatory capital position.

Note 29 Financial Instruments Risk Position (continued)

a) Market Risk

(a)(i) Overview

Market risk is the risk of loss arising from movements in observable market variables such as interest rates, exchange rates and equity markets. In addition to these and other general market risk factors, the risk of price movements specific to an individual issuer of securities is considered market risk.
     Market risk is incurred in UBS primarily through trading activities which are centered in the Corporate and Institutional Clients business of UBS Warburg. It arises primarily from market making, client facilitation and proprietary positions in equities, fixed income and interest rate products, foreign exchange and, to a lesser extent, precious metals and energy. Such activities are mainly in OECD markets, with some business in emerging markets.
     Group Treasury assumes non-trading risk positions that arise from its balance sheet management activities.
     Further market risks arise, but to a much lesser extent, in other businesses primarily from the facilitation of customer business.
     Market risk measures are applied to all foreign exchange, precious metal and energy positions, to the trading books of UBS Warburg, to interest rate risk in the Group Treasury book and the private banks, and to any other material market risk arising.
     The principal risk measures and controls on market risk are Value at Risk (VaR) and stress loss. VaR expresses the potential loss on the current portfolio assuming a specified time horizon before positions can be adjusted (holding period), and measured to a specified level of confidence, based on historical market movements. Stress loss is assessed against a set of forward-looking scenarios, approved by the Board of Directors, using stress moves in market variables. Complementary controls are also applied where appropriate, to prevent undue concentrations, including limits on exposure to individual market risk variables, such as individual interest or exchange rates, and limits on positions in the securities of individual issuers. These controls are set at levels which reflect variations in price volatility and market depth and liquidity.

(a)(ii) Interest Rate Risk

Interest rate risk is the risk of loss resulting from changes in interest rates. It is controlled primarily through the limit structure described in (a)(i) above. Exposure to interest rate movements can be expressed for all interest rate sensitive positions, whether marked to market or subject to accrual accounting, as the impact on their fair values of a one basis point (0.01%) change in interest rates. This sensitivity, analyzed by time band, is set out below. Interest rate sensitivity is one of the inputs to the VaR model.
     It should be noted that, in management’s view, any representation of interest rate risk at a specific date offers only a snapshot of the risks taken by the Group, since both trading and non-trading positions can vary significantly on a daily basis, because they are actively managed. As such, it may not be representative of the level of risk at other times, either in general or in specific currencies or tenors. Furthermore, the presence in the portfolio of option products means that only limited inferences can be drawn about exposure to larger movements in interest rates.
     The table sets out the extent to which the Group was exposed to interest rate risk at 31 December 2001 and 2002. It shows the net impact of a one basis point (0.01%) increase in market interest rates across all time bands on the fair values of interest rate sensitive positions, including balance sheet assets and liabilities and derivatives. The impact of such an increase in interest rates depends on the net asset or net liability position of the Group in each category, currency and time band in the table. A negative amount in the table reflects a potential reduction in fair value as a result of an increase in interest rates, while a positive amount reflects a potential increase in fair value.

UBS Group Financial Statements
Notes to the Financial Statements

Note 29 Financial Instruments Risk Position (continued)

a) Market Risk (continued)

Interest rate sensitivity position

		Interest rate sensitivity by time bands at 31.12.2002

CHF thousand		Within 1	1 to 3	3 to 12	1 to 5	Over 5
per basis point increase		month	months	months	years	years	Total

CHF	Trading	(10)	211	(287)	(47)	(18)	(151)
	Non-trading	(42)	(153)	(365)	(6,504)	(5,119)	(12,183)

USD	Trading	(93)	(256)	(1,021)	(2,668)	2,445	(1,593)
	Non-trading	26	(82)	(72)	(927)	(230)	(1,285)

EUR	Trading	114	33	12	(1,387)	728	(500)
	Non-trading	(1)	10	(2)	(86)	(193)	(272)

GBP	Trading	(78)	200	(227)	(453)	(269)	(827)
	Non-trading	(1)	(6)	(39)	92	587	633

JPY	Trading	21	12	(502)	(249)	(204)	(922)
	Non-trading	0	1	0	18	(24)	(5)

Others	Trading	(46)	(61)	500	(54)	(286)	53
	Non-trading	0	0	(4)	(1)	(3)	(8)

		Interest rate sensitivity by time bands at 31.12.2001

CHF thousand		Within 1	1 to 3	3 to 12	1 to 5	Over 5
per basis point increase		month	months	months	years	years	Total

CHF	Trading	22	(121)	(35)	(297)	(314)	(745)
	Non-trading	3	(24)	(366)	(7,656)	(6,030)	(14,073)

USD	Trading	(299)	35	96	(960)	(2,115)	(3,243)
	Non-trading	35	(113)	(157)	(274)	(15)	(524)

EUR	Trading	(129)	73	(269)	(308)	(806)	(1,439)
	Non-trading	(2)	(6)	(38)	182	0	136

GBP	Trading	(89)	27	(520)	65	172	(345)
	Non-trading	0	(7)	(57)	175	624	735

JPY	Trading	175	695	(98)	(1,386)	246	(368)
	Non-trading	1	0	(3)	1	(4)	(5)

Others	Trading	(51)	167	126	(404)	369	207
	Non-trading	0	(1)	0	(1)	(4)	(6)

Positions shown as “trading” are those which contribute to market risk regulatory capital, i. e. those considered “trading book” for regulatory capital purposes (see section d). “Non-trading” includes all other interest rate sensitive assets and liabilities including derivatives designated as hedges for accounting purposes (as explained in Note 23). This distinction differs somewhat from the accounting classification of trading and non-trading assets and liabilities.
     Details of money market paper and debt instruments defined as trading portfolio for accounting purposes are included in Note 11 and of debt instruments defined as financial invest-
ments for accounting purposes in Note 12. Both contribute to the interest rate sensitivity shown in the table. Details of derivatives are shown in Note 23 but it should be noted that interest rate risk arises not only on interest rate contracts but also on other forwards, swaps and options, and, in particular, on forward foreign exchange contracts.

Trading

The major part of this risk arises in UBS Warburg’s fixed income securities, currency forwards and other derivatives, and money market trading activities.

Note 29 Financial Instruments Risk Position (continued)

a) Market Risk (continued)

Non-trading

Interest rate risk is inherent in many of UBS’s businesses and arises from factors such as differences in timing between contractual maturity or re-pricing of assets, liabilities and derivative instruments, and the difference in re-pricing characteristics of floating rate indices, such as the savings rate and six-month LIBOR.
     Most non-trading interest rate risk is captured at the point of business origination and transferred to a risk management unit — primarily the Cash and Collateral Trading unit of UBS Warburg or Group Treasury — where it is managed within the market risk limits described in (a)(i). The margin risks embedded in retail products remain and are subject to additional analysis and control within the originating business units.
     Many client products have no contractual maturity date or directly market-linked rate. Their interest rate risk is transferred on a pooled basis through “replication” portfolios — portfolios of revolving transactions between the originating business unit and Group Treasury at market rates designed to approximate their average cash flow and re-pricing behavior. The structure and parameters of the replication portfolios are set in accordance with long-term observations of market and client behavior, and are reviewed periodically. The current extraordinarily low interest rate environment, especially in Swiss franc rates, led, at the end of 2002, to some temporary adjustment of the replication portfolios for variable rate liabilities.
     Interest rate risk also arises from balance sheet items such as the financing of the Group’s real estate and equity investments in associated companies and, in particular, the investment of the Group’s equity. These items are also transferred to Group Treasury, through replicating portfolios designed to approximate the investment or funding profile mandated by the Group Executive Board.
     The investment of the Group’s equity accounts for CHF 14.2 million of the non-trading interest rate sensitivity, with CHF 11.9 million arising in CHF and the remainder mainly in USD and a smaller amount in EUR. At 31
December 2002, the Group’s equity was invested in a portfolio of fixed-rate assets with an average duration of three and a half years, in line with the strategic investment targets set by the Group Executive Board. The interest rate sensitivity of these investments is directly related to the chosen investment duration and it should be recognized that, although investing in significantly shorter maturities would lead to a reduction in apparent interest rate sensitivity, it would lead to higher volatility in the Group’s interest earnings.
     For the currencies EUR and GBP the additional interest rate sensitivity arises mainly from subordinated note issues which are intentionally unhedged as they are regarded as part of the Group’s equity for asset and liability management purposes. The additional interest rate sensitivity in USD results predominantly from the write-down of USD intangibles.

(a)(iii) Currency Risk

Currency risk is the risk of loss resulting from changes in exchange rates.

Trading

UBS is an active participant in currency markets and carries currency risk from these trading activities, conducted primarily in UBS Warburg. These trading exposures are subject to VaR, stress and concentration limits as described in (a)(i). Details of foreign exchange contracts, most of which arise from trading activities and contribute to currency risk, are shown in Note 23.

Non-trading

The Group’s reporting currency is the Swiss franc but its assets, liabilities, income and expense are denominated in many currencies, with significant amounts in USD, EUR and GBP, as well as CHF.
     Reported profits or losses are exchanged monthly into CHF, reducing volatility in the Group’s earnings from changes in exchange rates. Group Treasury proactively hedges significant expected foreign currency earnings/costs (mainly USD, EUR and GBP) within a time horizon of one year, in accordance with the instructions of the

UBS Group Financial Statements
Notes to the Financial Statements

Note 29 Financial Instruments Risk Position (continued)

a) Market Risk (continued)

Group Executive Board and subject to its VaR limit. Economic hedging strategies employed include a cost-efficient option strategy, providing a safety net against unfavorable currency fluctuations while preserving upside potential.

     From late 2002 the Group has begun to diversify the investment of its equity into CHF, USD and EUR in proportion to the currencies of its risk-weighted assets in order to protect its Tier 1 capital ratio against adverse exchange rate movements against CHF. Other foreign currency assets and liabilities of the business units are required to be match-funded/invested in the relevant currency or otherwise hedged to avoid currency risk.
     The table below shows the major currency breakdown of the Group’s balance sheet.

Breakdown of assets and liabilities by currencies

	31.12.02				31.12.01

CHF billion	CHF	USD	EUR	Other	CHF	USD	EUR	Other

Assets
Cash and balances with central banks	2.4	0.1	0.6	1.2	3.0	0.3	0.6	17.1
Due from banks	5.2	11.4	7.4	8.5	5.0	8.6	5.2	8.7
Cash collateral on securities borrowed	0.1	126.7	2.7	9.5	0.1	156.4	2.5	3.9
Reverse repurchase agreements	1.9	164.6	61.0	66.5	5.1	142.9	40.2	81.1
Trading portfolio assets	6.1	247.6	51.7	66.0	9.6	265.2	47.2	75.9
Positive replacement values	10.4	8.1	0.8	62.8	30.6	11.4	1.2	30.2
Loans	147.8	39.5	11.5	12.8	151.4	43.1	11.9	20.1
Financial investments	1.1	5.0	1.5	0.8	2.9	7.4	1.5	17.0
Accrued income and prepaid expenses	0.5	4.0	0.3	1.7	0.7	4.9	0.8	1.2
Investments in associates	0.7	0.0	0.0	0.0	0.7	0.0	0.0	0.0
Property and equipment	5.6	1.3	0.1	0.9	6.3	1.5	0.1	0.8
Goodwill and other intangible assets	0.7	12.7	0.0	0.3	0.2	18.5	0.0	0.4
Other assets	1.4	5.0	1.0	1.6	2.1	5.6	0.8	1.4

Total assets	183.9	626.0	138.6	232.6	217.7	665.8	112.0	257.8

Liabilities
Due to banks	7.6	48.0	13.8	13.8	8.0	68.6	12.9	17.0
Cash collateral on securities lent	0.0	21.6	5.2	10.1	0.0	24.3	3.2	2.8
Repurchase agreements	17.8	260.8	51.9	36.4	12.8	271.1	30.7	54.0
Trading portfolio liabilities	3.7	68.6	11.3	22.9	2.8	65.2	12.5	25.3
Negative replacement values	10.1	7.1	0.7	63.5	25.7	6.5	1.6	37.7
Due to customers	123.5	111.5	43.6	28.2	123.3	138.8	41.5	30.2
Accrued expenses and deferred income	1.9	8.1	0.9	4.3	2.4	10.0	0.9	4.0
Debt issued	11.4	96.1	14.3	7.6	15.7	120.0	8.8	11.7
Other liabilities	5.4	4.1	0.9	1.9	7.2	6.1	0.9	1.5
Minority interests	0.0	3.4	0.0	0.1	0.1	3.9	0.0	0.1
Shareholders’ equity	39.0	0.0	0.0	0.0	43.5	0.0	0.0	0.0

Total liabilities, minority interests and shareholders’ equity	220.4	629.3	142.6	188.8	241.5	714.5	113.0	184.3

Note 29 Financial Instruments Risk Position (continued)

a) Market Risk (continued)

(a)(iv) Equity Risk

Equity risk is the risk of loss resulting from changes in the levels of equity indices and values of individual stocks.
     UBS Warburg is a significant player in major equity markets and carries equity risk from these activities. These exposures are subject to VaR, stress and concentration limits as described in (a)(i) and, in the case of individual stocks, to issuer risk controls as described in (a)(v).
     Details of equity derivatives contracts (on indices and individual equities), which arise primarily from these activities, are shown in Note 23.

(a)(v) Issuer Risk

The values of tradable assets — equities, bonds and other traded debt instruments — are affected by factors specific to individual issuers as well as general market moves. This can include short term factors influencing price but also more fundamental causes including severe financial deterioration.
     As an active trader and market maker in equities and bonds, UBS Warburg holds positions in tradable assets, which are not only included in VaR, but are also subject to concentration limits on individual issuers, including positions arising from derivatives as well as physical holdings.

b) Credit Risk

Credit risk represents the loss which UBS would suffer if a client or counterparty failed to meet its contractual obligations. It is inherent in traditional banking products — loans, commitments to lend and other contingent liabilities, such as letters of credit — and in foreign exchange and derivatives contracts, such as swaps and options (“traded products”).

     To ensure a consistent and unified approach, with appropriate checks and balances, all Business Groups where material credit risk is taken have independent credit risk control (CRC) functions within which credit approval authority is exercised by authorized credit officers. CRC has authority over counterparty rating, credit risk assessment and approval, and the establishment of allowances and provisions.
     The Group restricts its credit exposure to both individual counterparties and counterparty groups by credit limits. The size of limit depends on the assessment of their financial strength, particularly the sustainable free cash flow to service obligations, and on the economic environment, industry position, and qualitative factors such as management strength. Exposure against limits is measured on a continuous basis and is subject to standard exception reporting.

     Exposure against limits for banking products is measured at face value. For loans, this is shown on the balance sheet and detailed in Note 9a), and for commitments detailed in Note 25. Both are included in the table below.

     For all traded products, credit exposure is measured for internal risk control purposes based on not only the current replacement value of contracts but also potential future changes in replacement value, and credit limits are applied on this basis. The replacement values of derivatives are included in the balance sheet and in the table below. For further information about derivatives see Note 23. Securities borrowing and lending transactions are represented on the balance sheet by the values of cash collateral placed with or received from counterparties while repo/reverse repo transactions are represented by the amounts of the forward commitments — for details see Note 10. The credit exposure is generally only a small percentage of the balance sheet amounts. The amounts shown in the table below represent the mark to market values of these transactions, i.e. the difference in value between the cash or securities lent or given as collateral by UBS and the value of cash or securities borrowed or taken as collateral by UBS.

UBS Group Financial Statements
Notes to the Financial Statements

Note 29 Financial Instruments Risk Position (continued)

b) Credit Risk (continued)

 Breakdown of credit exposure

Amounts for each product type are shown gross before allowances and provisions.

CHF million	31.12.02	31.12.01

Banking products
Loans and due from banks[1]	249,370	261,984
Contingent liabilities (gross — before participations)[2]	16,594	25,487
Undrawn irrevocable commitments (gross — before participations)[2]	39,306	50,608

Traded products[3]
Derivatives positive replacement values (before collateral but after netting)[4]	82,092	73,447
Securities borrowing and lending, repos and reverse repos[5,6]	20,120	14,074

Allowances and provisions[7]	(5,621)	(8,218)

Total credit exposure net of allowances and provisions[8]	401,861	417,382

1 See Note 9a — Due from Banks and Loans and the section about the Information Required by Industry Guide 3 in the Additional Disclosures Required under SEC Regulations for further information.     2See Note 25 — Commitments and Contingent Liabilities for further information.     3Does not include future potential credit exposure arising from changes in value of products with variable value, i.e. traded products. Potential future credit exposure is however included in internal measures of credit exposure for risk management and control purposes.     4See Note 23 — Derivative Instruments: Positive Replacement Values for further information.     5This figure represents the difference in value between the cash or securities lent or given as collateral to counterparties, and the value of cash or securities borrowed or taken as collateral from the same counterparties under stock borrow/lend and repo/reverse repo transactions.     6See Note 10 — Securities Borrowing, Securities Lending, Repurchase and Reverse Repurchase Agreements for further information for these types of transactions.     7See Note 9b — Allowances and Provisions for Credit Losses for further information.     8The values of bonds, equities and other tradable obligations in the Group’s trading business area are also affected by credit events and default. They are not included in this table — exposure is controlled under the market risk control structure described in Note 29 — Financial Instruments Risk Position, section a).

Note 29 Financial Instruments Risk Position (continued)

b) Credit Risk (continued)

The Group is an active user of credit derivatives to hedge credit risk in banking and traded products. It also makes use of master netting agreements where possible in its OTC derivatives trading and, in line with general market trends, UBS Warburg has also entered into bilateral collateral agreements with market participants. Further information is given in Note 23.
     Concentrations of credit risk exist if clients are engaged in similar activities, or are located in the same geographic region or have comparable economic characteristics such that their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions. The Group therefore applies stress measures to assess the impact of variations in bankruptcy rates and asset values, taking into account risk concentrations in each portfolio. Stress loss limits are applied where considered necessary, including limits on exposure to all but the best rated countries.
     The Group classifies a claim as impaired if the book value of the claim exceeds the present value of the cash flows actually expected in future periods — interest payments, scheduled principal repayments, or other payments due (for example on derivatives transactions), and including liqui-
dation of collateral where available. Allowances or provisions are established to ensure that the carrying values of impaired claims are determined in accordance with the principles of IAS 39. For further information about accounting policy for allowance and provision for credit losses see Note 1 l). For the amounts of allowance and provision for credit losses and amounts of impaired and non-performing loans, see Note 9 b), c) and d).
     The occurrence of actual credit losses is erratic in both timing and amount and those that arise usually relate to transactions entered into in previous accounting periods. In order to make the business ultimately accountable for any credit losses they suffer but also to give them the incentive to align their credit risk decisions and risk adjusted pricing with the medium term risk profile of their credit transactions, the Group uses the concept of “expected loss” for management purposes. Expected loss is a statistically based measure intended to reflect the annual cost that will arise, on average, over time, from transactions that become impaired, and is a function of the probability of default (given by the rating), current and likely future exposure to the counterparty and the likely severity of the loss should default actually occur.

UBS Group Financial Statements
Notes to the Financial Statements

Note 29 Financial Instruments Risk Position (continued)

c) Liquidity Risk

The Group’s approach to liquidity management is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, without compromising its ability to respond quickly to strategic market opportunities. The Group’s centralized approach is based on an integrated framework incorporating the assessment of expected cash flows and the availability of high-grade collateral which could be used to secure additional funding if required. The liquidity position is assessed and managed under a variety of scenarios, giving due consideration to stress factors. Scenarios encompass both normal market conditions and stressed conditions, including both UBS-specific and general market crises. The impact on both trading and client businesses is considered, taking account of potential collateral with which funds might be raised, and the possibility that customers might seek to withdraw funds or draw down unutilized committed credit lines.

     The breakdown by contractual maturity of assets and liabilities, which is the basis of the “normal market conditions” scenario, at 31 December 2002 is shown in the table below.

Maturity analysis of assets and liabilities

				Due	Due
			Due	between	between	Due
	On	Subject	within	3 and	1 and	after
CHF billion	demand	to notice[1]	3 mths	12 mths	5 years	5 years	Total

Assets
Cash and balances with central banks	4.3						4.3
Due from banks	10.5	0.0	20.5	0.8	0.5	0.2	32.5
Cash collateral on securities borrowed	0.0	0.0	138.7	0.0	0.4	0.0	139.1
Reverse repurchase agreements	0.0	2.7	230.8	55.3	3.7	1.5	294.0
Trading portfolio assets	371.4	0.0	0.0	0.0	0.0	0.0	371.4
Positive replacement values	82.1	0.0	0.0	0.0	0.0	0.0	82.1
Loans	0.0	21.0	86.6	34.4	64.6	4.9	211.5
Financial investments	5.9	0.0	1.5	0.2	0.5	0.3	8.4
Accrued income and prepaid expenses	6.5	0.0	0.0	0.0	0.0	0.0	6.5
Investments in associates	0.0	0.0	0.0	0.0	0.0	0.7	0.7
Property and equipment	0.0	0.0	0.0	0.0	0.0	7.9	7.9
Goodwill and other intangible assets	0.0	0.0	0.0	0.0	0.0	13.7	13.7
Other assets	9.0	0.0	0.0	0.0	0.0	0.0	9.0

Total 31.12.2002	489.7	23.7	478.1	90.7	69.7	29.2	1,181.1

Total 31.12.2001	529.7	30.0	513.4	74.2	63.6	42.4	1,253.3

Liabilities
Due to banks	10.7	2.9	64.7	2.5	2.2	0.1	83.1
Cash collateral on securities lent	0.0	0.0	36.8	0.0	0.0	0.0	36.8
Repurchase agreements	0.0	0.3	329.5	36.9	0.1	0.1	366.9
Trading portfolio liabilities	106.5	0.0	0.0	0.0	0.0	0.0	106.5
Negative replacement values	81.3	0.0	0.0	0.0	0.0	0.0	81.3
Due to customers	147.3	2.2	150.2	5.1	1.3	0.9	307.0
Accrued expenses and deferred income	15.3	0.0	0.0	0.0	0.0	0.0	15.3
Debt issued	0.0	0.0	54.8	21.6	33.1	19.9	129.4
Other liabilities	12.3	0.0	0.0	0.0	0.0	0.0	12.3

Total 31.12.2002	373.4	5.4	636.0	66.1	36.7	21.0	1,138.6

Total 31.12.2001	362.8	6.4	700.0	93.9	29.3	13.3	1,205.7

1 Deposits without a fixed term, on which notice of withdrawal or termination has not been given (such funds may be withdrawn by the depositor or repaid by the borrower subject to an agreed period of notice).

Note 29 Financial Instruments Risk Position (continued)

d) Capital Adequacy

The Group monitors the adequacy of its capital using, among other measures, the rules and ratios established by the Basel Committee on Banking Supervision (“BIS rules/ratios”). The BIS ratios compare the amount of the Group’s eligible capital (in total and Tier 1) with the total of its risk weighted assets (RWAs).

     While the Group monitors and reports its capital ratios under BIS rules, it is the rules established by the Swiss regulator, the EBK, which ultimately determine the capital required to underpin its business, and these rules, on balance, result in higher RWAs than the BIS rules. As a result, UBS’s ratios are lower when calculated under the EBK regulations than they would be if calculated under the BIS guidelines.
     The Group has complied with all BIS and EBK regulatory capital rules for all periods reported.

BIS Eligible capital

BIS eligible capital consists of two parts: Tier 1 capital comprises share capital, share premium, retained earnings including current year profit, foreign currency translation and minority interests, less accrued dividends, net long positions in own shares and goodwill; Tier 2 capital includes the Group’s subordinated long-term debt. Tier 1 capital is required to be at least 4% and Total eligible capital at least 8% of RWAs.

BIS Risk-Weighted Assets (RWAs)

Three elements make up total RWAs - credit risk, other assets and market risk, each of which is described below.
     The credit risk component consists of on and off-balance sheet claims, measured according to regulatory formulae outlined below, weighted according to type of counterparty and collateral at 0%, 20%, 50% or 100%. The least risky claims, such as claims on OECD governments and claims collateralized by cash, are weighted at 0%, meaning that no capital support is required, while the claims deemed most risky, including unsecured claims on corporates and private customers, are weighted at 100%, meaning that 8% capital support is required.

     Securities not held for trading are included as claims, based on the net long position in the securities of each issuer, including both physical holdings and positions derived from other transactions such as options.
     Claims arising from derivatives transactions include not only the current positive replacement value (shown in the table below under Balance sheet assets), but also an “add-on” to reflect their potential future exposure (shown in the table below under Off-balance sheet and other positions — Forward and swap contracts, and Purchased options).
     Claims arising from contingent commitments and irrevocable facilities granted are converted to credit equivalent amounts based on specified percentages of nominal value.
     There are other assets, most notably property and equipment, investments and intangibles, which, while not subject to credit risk, represent a risk to the bank in respect of their potential for write-down and impairment and which therefore require capital underpinning. They are weighted at 100% of book value under BIS rules but EBK weightings are generally higher.
     Capital is required to support market risk arising in all foreign exchange, precious metals and energy positions, and all positions held for trading in interest rate instruments and equities, including risks on individual equities, and traded debt obligations such as bonds. UBS computes this risk using a Value at Risk model approved in 1999 by the EBK, from which the market risk capital requirement is derived. Unlike the calculations for credit risk and other assets, this produces the capital requirement itself rather than the RWA amount. In order to compute a total capital ratio, the market risk capital requirement is therefore converted to a “RWA equivalent” (shown in the table below as Market risk positions) such that the capital requirement is 8% of this RWA equivalent, i. e. the market risk capital requirement is multiplied by 12.5.

UBS Group Financial Statements
Notes to the Financial Statements

Note 29 Financial Instruments Risk Position (continued)

d) Capital Adequacy (continued)

Risk-weighted assets (BIS)

	Balance		Balance
	sheet/	Risk-	sheet/	Risk-
	notional	weighted	notional	weighted
	amount	amount	amount	amount
CHF million	31.12.02	31.12.02	31.12.01	31.12.01

Balance sheet assets
Due from banks and other collateralized lendings[1]	356,501	8,877	380,641	7,640
Net positions in securities[2]	9,096	8,193	29,500	10,992
Positive replacement values[3]	82,092	21,680	73,447	19,556
Loans and other collateralized lendings[1]	320,752	147,703	305,624	154,908
Accrued income and prepaid expenses	6,453	3,025	7,554	3,679
Property and equipment	10,384	10,149	13,202	13,202
Other assets	8,952	5,774	9,875	4,504

Off-balance sheet and other positions
Contingent liabilities	16,594	8,224	25,487	9,868
Irrevocable commitments	39,327	4,622	50,705	5,034
Forward and swap contracts[4]	9,455,928	4,253	8,362,374	9,256
Purchased options[4]	298,800	1,023	365,100	1,777

Market risk positions[5]		15,267		13,319

Total risk-weighted assets		238,790		253,735

1 Includes securities lending and reverse repo transactions.    2 Excluding positions in the trading book, which are included in Market risk positions.    3 Represents the mark to market values of Forward and swap contracts and Purchased options, where positive.     4 Risk-weighted amount represents the “add-ons” for these contracts.    5 Regulatory capital adequacy requirements for market risk, calculated using the approved Value at Risk model, multiplied by 12.5 to give the “risk-weighted asset equivalent”.

BIS capital ratios

	Capital	Ratio	Capital	Ratio
	CHF million	%	CHF million	%
	31.12.02	31.12.02	31.12.01	31.12.01

Tier 1	27,047	11.3	29,322	11.6
of which hybrid Tier 1	3,182	1.3	3,848	1.5
Tier 2	5,962	2.5	8,149	3.2

Total BIS	33,009	13.8	37,471	14.8

The Tier 1 capital includes CHF 3,182 million (USD 2,300 million) trust preferred securities at 31 December 2002 and CHF 3,848 million (USD 2,300 million) at 31 December 2001.

Note 30 Fair Value of Financial Instruments

The following table presents the fair value of financial instruments based on the following valuation methods and assumptions. It is presented because not all financial instruments are reflected in the financial statements at fair value.

     Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s-length transaction. Market prices are used to determine fair value, where an active market (such as a recognized stock exchange) exists, as it is the best evidence of the fair value of a financial instrument. Market prices are not, however, available for a significant number of the financial assets and liabilities held and issued by the Group. Therefore, for financial instruments where no market price is available, the fair values presented in the following table have been estimated using present value or other estimation and valuation techniques based on market conditions existing at balance sheet dates.
     The values derived from applying these techniques are significantly affected by the underlying assumptions made concerning both the amounts and timing of future cash flows and the discount rates. The following methods and assumptions have been used:
(a)	trading assets, derivatives and other transactions undertaken for trading purposes are measured at fair value by reference to quoted market prices when available. If quoted market prices are not available, then fair values are estimated on the basis of pricing models, or discounted cash flows. Fair value is equal to the carrying amount for these items;
(b)	financial investments classified as available for sale are measured at fair value by reference to quoted market prices when available. If quoted market prices are not available, then fair values are estimated on the basis of pricing models or other recognized valuation techniques. Prior to the adoption of IAS 39 in 2001, financial investments were carried at cost or if considered held for sale, at the lower of cost or market. Upon the adoption of the standard, all financial investments are carried at fair value. Unrealized gains and unrealized losses, excluding impairment writedowns, are recorded in Shareholders’ equity until an asset is sold, collected or otherwise disposed of;
(c)	the carrying amount of liquid assets and other assets maturing within 12 months is assumed to approximate their fair value. This assumption is applied to liquid assets and the short term elements of all other financial assets and financial liabilities;
(d)	the fair value of demand deposits and savings accounts with no specific maturity is assumed to be the amount payable on demand at the balance sheet date;
(e)	the fair value of variable rate financial instruments is assumed to be approximated by their carrying amounts and, in the case of loans, does not, therefore, reflect changes in their credit quality as the impact of credit risk is recognized separately by deducting the amount of the allowance for credit losses from both book and fair values;
(f)	the fair value of fixed rate loans and mortgages is estimated by comparing market interest rates when the loans were granted with current market rates offered on similar loans. Changes in the credit quality of loans within the portfolio are not taken into account in determining gross fair values as the impact of credit risk is recognized separately by deducting the amount of the allowance for credit losses from both book and fair values.
     The assumptions and techniques have been developed to provide a consistent measurement of fair value for the Group’s assets and liabilities in the following table. However, because other institutions may use different methods and assumptions, such fair value disclosures in this Note cannot necessarily be compared from one financial institution to another.

UBS Group Financial Statements
Notes to the Financial Statements

Note 30 Fair Value of Financial Instruments (continued)

	Carrying	Fair	Unrealized	Carrying	Fair	Unrealized
	value	value	gain/(loss)	value	value	gain/(loss)
CHF billion	31.12.02	31.12.02	31.12.02	31.12.01	31.12.01	31.12.01

Assets
Cash and balances with central banks	4.3	4.3	0.0	21.0	21.0	0.0
Due from banks	32.5	32.5	0.0	27.7	27.7	0.0
Cash collateral on securities borrowed	139.1	139.1	0.0	162.9	162.9	0.0
Reverse repurchase agreements	294.1	294.1	0.0	269.3	269.3	0.0
Trading portfolio assets	371.4	371.4	0.0	397.9	397.9	0.0
Positive replacement values	82.1	82.1	0.0	73.4	73.4	0.0
Loans	211.8	214.1	2.3	226.7	227.0	0.3
Financial investments	8.4	8.4	0.0	28.8	28.8	0.0

Liabilities
Due to banks	83.4	83.4	0.0	107.2	107.2	0.0
Cash collateral on securities lent	36.9	36.9	0.0	30.3	30.3	0.0
Repurchase agreements	366.9	366.9	0.0	368.6	368.6	0.0
Trading portfolio liabilities	106.5	106.5	0.0	105.8	105.8	0.0
Negative replacement values	81.3	81.3	0.0	71.4	71.4	0.0
Due to customers	307.4	307.5	(0.1)	334.0	334.0	0.0
Debt issued	129.8	131.7	(1.9)	157.5	158.6	(1.1)

Subtotal			0.3			(0.8)

Unrealized gains and losses recorded in shareholders’ equity before tax on:
Financial investments			1.1			1.2
Derivative instruments designated as cash flow hedges			(0.3)			(0.6)
Net unrealized gains and losses not recognized in the income statement			1.1			(0.2)

The table does not reflect the fair values of non-financial assets and liabilities such as property, equipment, goodwill, prepayments and non-interest accruals. Where applicable, the interest accrued to date on financial instruments is included, for purposes of the above fair value disclosure, in the carrying value of the financial instruments.

     Substantially all of the Group’s commitments to extend credit are at variable rates. Accordingly, the Group has no significant exposure to fair value fluctuations resulting from interest rate movements related to these commitments.
     The fair values of the Group’s fixed rate loans, long- and medium-term notes and bonds issued are predominantly hedged by derivative instruments, mainly interest rate swaps, as explained in Note 23. The interest rate risk inherent in balance sheet positions with no specific maturity is also hedged with derivative instruments based on management’s view on the effective interest repricing date of the products.
     The hedging derivative instruments are carried on the balance sheet at fair values, which are included in the Positive or Negative replacement values in the above table. When the interest rate risk on a fixed rate financial instrument is hedged with a derivative in a fair value hedge, the fixed rate financial instrument (or hedged portion thereof) is reflected in the above table at fair value only in relation to the interest rate risk, not the credit risk as explained in (f) above. Fair value changes are recorded in net profit. The treatment of derivatives designated as cash flow hedges is explained in Note 1v). The amount shown in the table as “derivative instruments designated as cash flow hedges” is the net change in fair values on such derivatives that is recorded in Shareholders’ equity and not yet transferred to income or expense.

     The increase in the Net unrealized gains and losses during 2002 of CHF 1.3 billion is mainly attributable to the change in the unrealized gains and losses of fixed rate long-term assets, which have increased by CHF 2.0 billion from the prior year as a result of declining interest rates during 2002. This was partially offset by an increase in fair value loss from fixed rate long-term debt.

Note 31 Retirement Benefit Plans and Other Employee Benefits

Defined benefit plans

The Group has established various pension plans inside and outside of Switzerland. The major plans are located in Switzerland, the UK, the US and Germany. Independent actuarial valuations are performed for the plans in these locations.

Swiss pension plan

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
     In 1999, the Group recognized a prepaid pension asset of CHF 456 million representing excess employer contributions. In 2002, CHF 323 million (2001 CHF 0 million, 2000 CHF 100 million) of this asset was used to fund the employer contributions and was recognized as pension expenses.

Foreign pension plans

The foreign locations of UBS operate various pension plans in accordance with local regulations and practices. Among these plans are defined contribution plans as well as defined benefit plans. The locations with defined benefit plans of a material nature are in the UK, the US and Germany. The UK and the US defined benefit plans are closed to new entrants who are covered by defined contribution plans.

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

Post-retirement medical and life plans

In the US and the UK the Group offers retiree medical benefits that contribute to the health care coverage of employees and beneficiaries after retirement. In addition to retiree medical benefits, the Group in the US also provides retiree life insurance benefits.
     The benefit obligation in excess of fair value of plan assets for those plans amounts to CHF 164 million as of 31 December 2002 (2001 CHF 142 million, 2000 CHF 111 million) and the total accrued post-retirement cost to CHF 130 million as of 31 December 2002 (2001 CHF 130 million, 2000 CHF 108 million). The net periodic post-retirement costs for the years ended 31 December 2002, 31 December 2001 and 31 December 2000 were CHF 25 million, CHF 24 million and CHF 22 million, respectively.

Defined contribution plans

The Group also sponsors a number of defined contribution plans primarily in the UK and the US. Certain plans permit employees to make contributions and earn matching or other contributions from the Group. The contributions to these plans recognized as expense for the years ended 31 December 2002, 31 December 2001 and 31 December 2000 were CHF 133 million, CHF 117 million and CHF 66 million, respectively.

UBS Group Financial Statements
Notes to the Financial Statements

Note 31 Retirement Benefit Plans and Other Employee Benefits (continued)

Defined benefit plans

	Swiss			Foreign

CHF million	31.12.02	31.12.01	31.12.00	31.12.02	31.12.01	31.12.00

Defined benefit obligation at the beginning of the year	(17,879)	(17,712)	(17,011)	(3,553)	(3,406)	(2,444)
Service cost	(554)	(541)	(545)	(108)	(121)	(165)
Interest cost	(699)	(674)	(666)	(210)	(204)	(162)
Plan amendments					(1)
Special termination benefits	(209)	(262)	(211)			(3)
Actuarial gain/(loss)	(681)	421		(177)	(345)	(99)
Benefits paid	818	889	721	111	107	84
Curtailment/settlement				74
Acquisition of PaineWebber						(740)
Foreign currency translation				427	(12)	123
Other					429

Defined benefit obligation at the end of the year	(19,204)	(17,879)	(17,712)	(3,436)	(3,553)	(3,406)

Fair value of plan assets at the beginning of the year	18,289	19,074	18,565	2,887	3,378	2,880
Actual return on plan assets	(1,350)	(765)	535	(240)	(220)
Employer contributions	236	656	490	164	258	13
Plan participant contributions	209	213	205			23
Benefits paid	(818)	(889)	(721)	(111)	(107)	(84)
Acquisition of PaineWebber						676
Foreign currency translation				(318)	7	(130)
Other					(429)

Fair value of plan assets at the end of the year	16,566	18,289	19,074	2,382	2,887	3,378

Funded status	(2,638)	410	1,362	(1,054)	(666)	(28)
Unrecognized net actuarial (gains)/losses	3,892	961	(331)	1,126	673	(81)
Unrecognized transition amount						1
Unrecognized prior service cost				1	2	2
Unrecognized asset	(1,221)	(1,015)	(675)			(47)

(Accrued)/prepaid pension cost	33	356	356	73	9	(153)

Movement in the net (liability) or asset
(Accrued)/prepaid pension cost at the beginning of the year	356	356	456	9	(153)	(63)
Net periodic pension cost	(559)	(656)	(590)	(83)	(97)	(55)
Employer contributions	236	656	490	164	258	13
Acquisition of PaineWebber						(63)
Foreign currency translation				(17)	1	15

(Accrued)/prepaid pension cost	33	356	356	73	9	(153)

Amounts recognized in the Balance Sheet
Prepaid pension cost	33	356	356	220	185	53
Accrued pension liability				(147)	(176)	(206)

(Accrued)/prepaid pension cost	33	356	356	73	9	(153)

Note 31 Retirement Benefit Plans and Other Employee Benefits
(continued)

Defined benefit plans (continued)

	Swiss			Foreign

CHF million
For the year ended	31.12.02	31.12.01	31.12.00	31.12.02	31.12.01	31.12.00

Components of net periodic pension cost
Current service cost	554	541	545	108	121	165
Interest cost	699	674	666	210	204	162
Expected return on plan assets	(900)	(947)	(927)	(199)	(228)	(243)
Adjustment to limit prepaid pension cost	206	339	300
Amortization of unrecognized prior service cost	209	262	211	1		3
Amortization of unrecognized net (gains)/losses				22		(9)
Curtailment/settlement				(59)
Employee contributions	(209)	(213)	(205)			(23)

Net periodic pension cost	559	656	590	83	97	55

Actual return on plan assets (%)	(7.5)	(4.0)	2.9	(8.7)	(7.3)	(0.9)

Principal actuarial assumptions used (%)

Discount rate	3.8	4.0	4.0	5.8	6.2	6.3
Expected rate of return on plan assets	5.0	5.0	5.0	7.3	7.9	8.1
Expected rate of salary increase	2.5	2.5	2.5	4.4	4.4	4.4
Rate of pension increase	1.5	1.5	1.5	1.5	1.5	1.6

	Swiss
Additional details to fair value of plan assets	31.12.02	31.12.01	31.12.00

UBS financial instruments and UBS bank accounts	814	476	920
UBS AG shares[1]	206	305	291
Securities lent to UBS included in plan assets	2,645	824	3,432
Other assets used by UBS included in plan assets	90	104	179

1 The number of UBS AG shares were 3,072,500, 3,639,800 and 3,295,800 as of 31 December 2002, 31 December 2001 and 31 December 2000, respectively. The amount of capital repayment and dividend received on UBS AG shares for the years ended 31 December 2002, 31 December 2001 and 31 December 2000 were CHF 7 million, CHF 2 million and CHF 11 million, respectively.

UBS Group Financial Statements
Notes to the Financial Statements

Note 31 Retirement Benefit Plans and Other Employee Benefits
(continued)

Post-retirement medical and life plans

CHF million	31.12.02	31.12.01	31.12.00

Post-retirement benefit obligation at the beginning of the year	(145)	(115)	(117)
Service cost	(8)	(7)	(6)
Interest cost	(9)	(9)	(8)
Plan amendments	(3)	(10)	(7)
Actuarial gain/(loss)	(31)	(6)	27
Benefits paid	4	4	5
Acquisition of PaineWebber			(9)
Foreign currency translation	26	(2)	0

Post-retirement benefit obligation at the end of the year	(166)	(145)	(115)

Fair value of plan assets at the beginning of the year	3	4	4
Actual return on plan assets	0	0	0
Employer contributions	3	3	4
Benefits paid	(4)	(4)	(4)

Fair value of plan assets at the end of the year	2	3	4

The assumed average health care cost trend rates used in determining post-retirement benefit expense is assumed to be 10.4% for 2002 and to decrease to an ultimate trend rate of 5% in 2008. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in the assumed health care cost trend rates would change the US post-retirement benefit obligation and the service and interest cost components of the net periodic post-retirement benefit costs as follows:

CHF million	1% increase	1% decrease

Effect on total service and interest cost	4	(3)
Effect on the post-retirement benefit obligation	17	(13)

Note 32 Equity Participation Plans

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

     Equity Plus Program (EPP): This voluntary plan replaced the Equity Investment Plan (EIP) in 2002 (see below). Prior to that time, it was only available to UBS PaineWebber employees. EPP gives eligible employees the opportunity to purchase UBS shares at fair market value on the purchase date and receive at no additional cost two UBS options for each share purchased, up to a maximum limit. The options have a strike price equal to the fair market value of the stock on the date the option is granted. Share purchases can be made annually from bonus compensation or quarterly based on regular deductions from salary. Shares purchased under EPP are restricted from resale for two years from the time of purchase, and the options granted have either a two- or three-year vesting requirement and expire either seven or ten years after the date of grant.
     Discounted Purchase Plans: All employees in Switzerland are entitled to purchase a specified number of UBS shares at a predetermined discounted price each year. The number of shares that can be purchased depends primarily on years of service and rank. Any such shares purchased must be held for a specified period of time. The discount is recorded as compensation expense.
     Equity Ownership Plan (EOP): Selected personnel receive a mandatory portion of their performance-related compensation in UBS shares or options and are also awarded a matching contribution in the form of UBS options. Participants in certain countries are eligible to receive a portion of their award in Alternative Investment Vehicles (AIVs). These are generally money market funds,

UBS and non-UBS mutual funds and other UBS sponsored funds. EOP awards normally vest in one-third increments over a three-year vesting period. Under certain conditions, these awards are fully forfeitable by the employee.

     Key employee option plans: Under these plans, key and high potential employees are granted UBS options with a strike price not less than the fair market value of the shares on the date the option is granted. Some option grants have a three- to five-year vesting period during which they cannot be exercised. Other grants vest in one-third increments over a three-year period. Expiration of the options is generally from six to ten and one-half years. One option gives the right to purchase one registered UBS share at the option’s strike price. In some grants, accelerated vesting or non-forfeitability may occur if certain share appreciation targets are met.
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
     Equity Investment Plan (EIP) (now discontinued): Prior to the discontinuance of new awards under this plan in 2001, employees had the choice to invest part of their annual bonus in UBS shares, warrants or other derivatives on UBS shares. A holding period, generally three years, applied during which the instruments could not be sold or exercised. In addition, participants in the plan received a matching contribution of additional UBS shares or derivatives. Only the UBS-matching contribution was forfeitable. The last EIP vesting will take place in 2004. Staff who had the possibility to take part in EIP are now offered the opportunity to take part in EPP.

UBS Group Financial Statements
Notes to the Financial Statements

Note 32 Equity Participation Plans (continued)

b) UBS share awards

i) Stock compensation plans

Shares granted under the various equity participation plans are as follows:

Stock bonus plans	31.12.02	31.12.01	31.12.00

Unvested shares outstanding, at the beginning of the year	52,299,332	47,458,928	14,418,646
Shares awarded during the year	13,511,655	16,850,859 [1]	39,188,528 [1]
Vested during the year	(16,333,832)	(10,740,466)[1]	(5,215,503)[1]
Forfeited during the year	(1,340,594)	(1,269,989)	(932,743)

Unvested shares outstanding, at the end of the year	48,136,561	52,299,332	47,458,928

Weighted-average fair market value of shares awarded (in CHF)	71	90	76

Fair market value of outstanding shares at the end of the year (CHF billion)	3.2	4.4	4.2

1 Restated for shares granted and fully vested at grant date.

The stock bonus awards for 2000 include approximately 19.8 million shares granted under the retention agreements with key employees of UBS PaineWebber at the time of merger.

ii) Stock purchase plans

The following table shows the shares awarded and the weighted-average fair value per share for the Group’s stock purchase plans.

Stock purchase plans	31.12.02	31.12.01	31.12.00

Share quantity purchased	3,822,907	2,922,515	1,264,725
Weighted-average purchase price (in CHF)[1]	63	63	44

1 Some of the shares purchased are denominated in US dollars and were converted into CHF for purposes of this table.

Note 32 Equity Participation Plans (continued)

c) UBS option awards

Movements in options granted under the various equity participation plans mentioned above are as follows:

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number of	price	Number of	price	Number of	price
	options	(in CHF)	options	(in CHF)	options	(in CHF)
	31.12.02	31.12.02[1]	31.12.01	31.12.01[1]	31.12.00	31.12.00

Outstanding, at the beginning of the year	63,286,669	66	63,308,502	58	30,415,386	66
Options due to the acquisition of PaineWebber					18,975,810[2]	34
Granted during the year	37,060,178	71	11,070,992	94	21,248,046[3]	72
Exercised during the year	(9,595,133)	54	(10,083,075)	49	(5,390,307)	50
Forfeited during the year	(2,082,356)	71	(1,009,750)	74	(1,940,433)	64
Expired unexercised	(505,131)	77	0	0	0	0

Outstanding, at the end of the year	88,164,227	67	63,286,669	66	63,308,502	58

Exercisable, at the end of the year	21,765,482	51	25,550,932	50	18,310,839	34

1 Some of the options in this table have exercise prices denominated in US dollars which have been converted into CHF at the year-end spot exchange rate for purposes of this table.     2 UBS AG issued options in exchange for options of PaineWebber which have been included in the purchase price for PaineWebber at a fair value of CHF 992 million.     3 Includes options granted to key employees of UBS PaineWebber, vesting over a 3-year period, subject to employee’s continued employment and other restrictions.

The following table summarizes additional information about stock options outstanding at 31 December 2002:

	Options outstanding			Options exercisable

Range of exercise	Number of options	Weighted-average	Weighted-average	Number of	Weighted-average
prices per share	outstanding	exercise price	remaining contractual life	options exercisable	exercise price

CHF		CHF	Years		CHF

56.67-70.00	18,132,696	63.02	2.3	5,643,680	58.37

70.01-85.00	25,733,308	77.99	7.1	6,406,246	79.00

85.01-106.00	5,565,873	98.51	5.2	31,800	90.00

56.67-106.00	49,431,877	74.81	5.1	12,081,726	69.39

USD		USD	Years		USD

6.34-15.00	3,986,289	8.91	1.8	3,986,289	8.91

15.01-25.00	2,340,754	22.52	2.2	2,340,754	22.52

25.01-35.00	2,870,675	27.05	4.0	2,870,675	27.05

35.01-45.00	222,175	39.24	9.6	0	0

45.01-55.00	27,328,610	46.85	7.7	451,038	47.72

55.01-66.08	1,983,847	57.96	5.1	35,000	57.80

6.34-66.08	38,732,350	40.54	6.4	9,683,756	19.56

Options are normally granted with a strike price either equal to fair market value or approximately 10% greater than the fair value of the underlying share on the grant date.

UBS Group Financial Statements
Notes to the Financial Statements

Note 32 Equity Participation Plans (continued)

d) Compensation Expense

Generally, the Group’s policy is to recognize expense at the date of grant for equity participation instruments (shares, warrants, options and other derivatives for which the underlying is the Group’s own shares). The amount of expense recognized is equal to the intrinsic value of the instrument at such date and is calculated as follows: 1) For stock options, it is the difference between the strike price and fair market value of shares at the date of grant, if any. 2) For UBS shares and other derivative instruments, it is the fair market value. 3) For discounted share plans, the expense is equal to the difference between the fair market value and discounted value. Management’s estimate of the accrued expense before tax for share-based compensation for the years ended 31 December 2002, 2001 and 2000 was CHF 592 million, CHF 974 million and CHF 1,749 million, respectively. The accruals include awards earned currently but issued in the following year.

e) Pro-Forma Net Income

The following table presents Net income and Earnings per share for 2002, 2001 and 2000 as if the Group had adopted the fair value method of accounting for its equity participation plans, rather than the intrinsic value method described in paragraph d) above. In addition, the table shows amounts already recorded in the Income statement for equity participation plans and the total expense that would have been recognized had the fair value method been applied.

CHF million, except per share data	31.12.02	31.12.01	31.12.00

Net Income, as reported	3,535	4,973	7,792
Add: Equity-based employee compensation expense included in reported net income, net of tax	493	769	1,347
Deduct: Total equity-based employee compensation expense determined under the fair-value-based method for all awards, net of tax	(1,183)	(1,116)	(1,505)
Net income, pro-forma	2,845	4,626	7,634
Earnings per share
Basic, as reported	2.92	3.93	6.44
Basic, pro-forma	2.35	3.65	6.31
Diluted, as reported	2.87	3.78	6.35
Diluted, pro-forma	2.31	3.51	6.22

The fair value of options granted was determined using a proprietary option pricing model, substantially similar to the Black-Scholes model, with the following assumptions:

	31.12.02	31.12.01	31.12.00

Expected volatility	35%	30%	30%
Risk free interest rate (CHF)	3.28%	3.51%	3.27%
Risk free interest rate (USD)	4.65%	5.81%	5.66%
Expected dividend rate	3.35%	2.67%	2.44%
Expected life (years)	4.5	4.5	4.4

The weighted-average fair value of options granted in 2002, 2001 and 2000 was CHF 20, CHF 23 and CHF 16 per share, respectively.

Note 33 Related Parties

For its 2002 Financial Statements, the Group defines related parties as Associated companies, private equity investees, the Board of Directors, the Group Executive Board, close family members and enterprises which are controlled by these individuals through their majority shareholding or their role as chairman and/or CEO in those companies. In 2001 and 2000, the Group Managing Board was also included in the above definition.

     The change in definition is due to the “Directive on Information Relating to Corporate Governance” issued by the SWX Swiss Exchange, effective from 1 July 2002 for all listed companies in Switzerland. Included in the new rules are specific disclosure requirements for members of the Board of Directors and “management board”. For UBS, the Group Executive Board meets the definition of “management board” under the directive. Members of the Group Managing Board, however, are excluded from the new SWX requirements. The modification is also a response to the expansion of the Group Executive Board and the Group Managing Board during 2002. The number of Group Executive Board members increased from six to ten and the Group Managing Board members from thirty to fifty-two.
     Prior period figures and share and option quantities are based on the definition applied for 2001 and 2000.

a) Remuneration and equity holdings

The executive members of the Board of Directors have top-management employment contracts and receive pension benefits upon retirement. Total remuneration to the executive members of the Board of Directors and Group Executive Board recognized in the income statement including cash, shares and accrued pension benefits amounted to CHF 131.8 million in 2002. Total remuneration to the executive members of the Board of Directors, Group Executive Board and Group Managing Board including accrued pension benefits amounted to CHF 321.4 million in 2001 and CHF 272.3 million in 2000.

     The external members of the Board of Directors do not have employment or service contracts with UBS, and thus are not entitled to benefits upon termination of their service on the Board of Directors. Total fees paid to these individuals for their services as external board members amounted to CHF 3.5 million in 2002, CHF 3.3 million in 2001 and CHF 3.3 million in 2000.

     The number of long-term stock options and warrants outstanding to the executive members of the Board of Directors and Group Executive Board from equity participation plans was 5,410,172 (equivalent to the same number of shares) and 24,558,529 (equivalent to 1,473,217 UBS shares) at 31 December 2002. The number of long-term stock options and warrants to these two groups plus the Group Managing Board amounted to 8,366,103 (equivalent to the same number of shares) and 60,578,417 (equivalent to 6,002,599 shares) at 31 December 2001. These plans are further explained in Note 32 Equity Participation Plans.
     The total number of shares held by members of the Board of Directors and the Group Executive Board was 2,139,371 at 31 December 2002. The total number of shares held by these two groups plus the Group Managing Board was 4,068,918 at 31 December 2001. No member of the Board of Directors, Group Executive Board or Group Managing Board is the beneficial owner of more than 1% of the Group’s shares at 31 December 2002 and 31 December 2001.

b) Loans and advances to Board of Directors and senior executives

     The outstanding balance of loans to the Board of Directors and the Group Executive Board amounted to CHF 28 million at 31 December 2002. The outstanding balance of loans to these two groups plus the Group Managing Board amounted to CHF 32 million at 31 December 2001. The 2001 amount only included mortgages. Loans and advances are granted with the same terms and conditions that are available to other employees. The terms and conditions are based on those granted to third parties adjusted for reduced credit risk.

UBS Group Financial Statements
Notes to the Financial Statements

Note 33 Related Parties (continued)

c) Loans, advances to and transactions with significant associated companies

CHF million	31.12.02	31.12.01

Balance at the beginning of the year	65	0
Additions	10	65
Reductions	(35)	0

Balance at the end of the year	40	65

All loans and advances to associated companies are transacted at arm’s length. At 31 December 2002 and 2001, there were trading exposures and guarantees to significant associated companies of CHF 136 million and CHF 306 million, respectively. In addition, the Group routinely receives services from associated companies at arm’s length terms. For the years ended 31 December 2002 and 31 December 2001, the amount paid to significant associates for these services was CHF 60 million and CHF 98 million, respectively.  Note 35 provides a list of significant associates.

d) Loans, advances to and transactions with private equity investees

CHF million	31.12.02	31.12.01

Balance at the beginning of the year	489	682
Additions	328	65
Reductions	(479)	(258)

Balance at the end of the year	338	489

At 31 December 2002 and 31 December 2001 there were trading exposures and guarantees or commitments to private equity companies of CHF 73 million and CHF 177 million, respectively. In addition the Group purchased services from private equity companies at arm’s length terms for the years ended 31 December 2002 and 31 December 2001 in the amount of CHF 116 million and CHF 196 million, respectively.

e) Other related party transactions

During 2001 and 2002, UBS entered into the following transactions at arm’s length with companies whose Chairman and/or CEO is an external member of UBS’ Board of Directors or of which an external director is a controlling shareholder.
     In 2001 these companies included Unisys (Switzerland), a wholly owned subsidiary of Unisys Corporation (USA) and J Sainsbury plc. (UK). In 2002, in addition to those previously mentioned, related parties included Serono Group and its various subsidiary companies and Bertarelli & Cie (Switzerland).

CHF million	2002	2001

Goods sold and services provided by related parties to UBS	54	38
Services provided to related parties by UBS (fees received)	13	17
Loans granted to related parties by UBS	140	0

As part of its sponsorship of Team Alinghi, UBS paid CHF 12 million to AC 2003 SA during 2002. AC 2003 SA, whose controlling shareholder is UBS board member Ernesto Bertarelli, is Team Alinghi’s management company.

Note 34 Post-Balance Sheet Events

There have been no material post-balance sheet events which would require disclosure or adjustment to the 31 December 2002 Financial Statements.

     Bond issues have decreased by CHF 850 million from the balance sheet date to 11 February 2003.

     On 11 February 2003, the Board of Directors reviewed the Financial Statements and authorized them for issue. These Financial Statements will be submitted to the Annual General Meeting of Shareholders to be held on 16 April 2003 for approval.

Note 35 Significant Subsidiaries and Associates

The legal entity group structure of UBS is designed to support the Group’s businesses within an efficient legal, tax, regulatory and funding framework. Neither the Business Groups of UBS (namely UBS Warburg, UBS PaineWebber, UBS Wealth Management & Business Banking and UBS Asset Management) nor Corporate Center are replicated in their own individual legal entities but rather they generally operate out of the parent bank, UBS AG, through its Swiss and foreign branches.

     The parent bank structure allows UBS to capitalize on the advantages offered by the use of one legal platform by all the Business Groups. It provides for the most cost-efficient and flexible structure and facilitates efficient allocation and use of capital, comprehensive risk management and straightforward funding processes.
     Where, usually due to local legal, tax or regulatory rules or due to additional legal entities joining the UBS Group via acquisition, it is either not possible or not efficient to operate out of the parent bank then local subsidiary companies host the appropriate businesses. The significant operating subsidiary companies in the Group are listed below:

Footnotes
[1]	WB: UBS Wealth Management & Business Banking, AM: UBS Global Asset Management, WA: UBS Warburg, PW: UBS PaineWebber, CC: Corporate Center.
[2]	Share Capital and Share Premium.

Significant subsidiaries

						Equity
				Share		interest
	Jurisdiction	Business		capital		accumul-
Company	of incorporation	Group [1]		in millions		ated in %

Armand von Ernst & Cie AG	Berne, Switzerland	WB	CHF	5.0		100.0
Aventic AG	Zurich, Switzerland	WB	CHF	30.0		100.0
Banco UBS Warburg SA	Rio de Janeiro, Brazil	WA	BRL	52.9		100.0
Bank Ehinger & Cie AG	Basel, Switzerland	WB	CHF	6.0		100.0
BDL Banco di Lugano	Lugano, Switzerland	WB	CHF	50.0		100.0
BDL Banco di Lugano (Singapore) Ltd	Singapore, Singapore	WB	CHF	22.5		100.0
Brunswick UBS Warburg Ltd	George Town, Cayman Islands	WA	USD	25.0	[2]	50.0
Cantrade Privatbank AG	Zurich, Switzerland	WB	CHF	10.0		100.0
Cantrade Private Bank
Switzerland (CI) Limited	St. Helier, Jersey	WB	GBP	0.7		100.0
Crédit Industriel SA	Zurich, Switzerland	WB	CHF	10.0		100.0
EIBA AG	Zurich, Switzerland	WA	CHF	1.4		100.0
Factors AG	Zurich, Switzerland	WB	CHF	5.0		100.0
Ferrier Lullin & Cie SA	Geneva, Switzerland	WB	CHF	30.0		100.0
Fondvest AG	Zurich, Switzerland	AM	CHF	4.3		100.0
GAM Holding AG	Zurich, Switzerland	AM	CHF	200.0		100.0
Global Asset Management Limited, Bermuda	Hamilton, Bermuda	AM	USD	2.0		100.0
IL Immobilien-Leasing AG	Opfikon, Switzerland	WB	CHF	5.0		100.0
Noriba Bank BSC	Manama, Bahrain	WB	USD	10.0		100.0
PaineWebber Capital Inc	Delaware, USA	PW	USD	25.8	[2]	100.0
PT UBS Warburg Indonesia	Jakarta, Indonesia	WA	IDR	11,000.0		85.0
PW Trust Company	New Jersey, USA	PW	USD	4.4	[2]	99.6
SG Warburg & Co International BV	Amsterdam, the Netherlands	WA	GBP	40.5		100.0

Footnotes
[1]	WB: UBS Wealth Management & Business Banking, AM: UBS Global Asset Management, WA: UBS Warburg, PW: UBS PaineWebber, CC: Corporate Center.
[2]	Share Capital and Share Premium.

UBS Group Financial Statements
Notes to the Financial Statements

Note 35 Significant Subsidiaries and Associates (continued)

Significant subsidiaries (continued)

						Equity
				Share		interest
	Jurisdiction	Business		capital		accumul-
Company	of incorporation	Group[1]		in millions		ated in %

Thesaurus Continentale
Effekten-Gesellschaft in Zürich	Zurich, Switzerland	WB	CHF	30.0		100.0
UBS (Bahamas) Ltd	Nassau, Bahamas	WB	USD	4.0		100.0
UBS (France) SA	Paris, France	WB	EUR	10.0		100.0
UBS (Italia) SpA	Milan, Italy	WB	EUR	22.2		100.0
UBS (Luxembourg) SA	Luxembourg, Luxembourg	WB	CHF	150.0		100.0
UBS (Monaco) SA	Monte Carlo, Monaco	WB	EUR	9.2		100.0
UBS (Sydney) Limited	Sydney, Australia	WA	AUD	12.7		100.0
UBS (Trust and Banking) Limited	Tokyo, Japan	AM	JPY	10,900.0		100.0
UBS (USA) Inc	Delaware, USA	WA	USD	315.0		100.0
UBS Americas Inc	Delaware, USA	WA	USD	4,490.8[2]		100.0
UBS Australia Limited	Sydney, Australia	WA	AUD	50.0		100.0
UBS Bank (Canada)	Toronto, Canada	WB	CAD	20.7		100.0
UBS Beteiligungs-GmbH & Co KG	Frankfurt, Germany	WA	EUR	398.8		100.0
UBS Bunting Warburg Inc	Toronto, Canada	WA	CAD	33.3		50.0
UBS Capital (Jersey) Ltd	St. Helier, Jersey	WA	GBP	226.0		100.0
UBS Capital AG	Zurich, Switzerland	WA	CHF	5.0		100.0
UBS Capital Americas Investments II LLC	Delaware, USA	WA	USD	130.0	[2]	100.0
UBS Capital Americas Investments III Ltd	George Town, Cayman Islands	WA	USD	61.0	[2]	100.0
UBS Capital Asia Pacific Limited	George Town, Cayman Islands	WA	USD	5.0		100.0
UBS Capital BV	Amsterdam, the Netherlands	WA	EUR	104.1	[2]	100.0
UBS Capital II LLC	Delaware, USA	WA	USD	2.6	[2]	100.0
UBS Capital Latin America LDC	George Town, Cayman Islands	WA	USD	113.0	[2]	100.0
UBS Capital LLC	Delaware, USA	WA	USD	378.5	[2]	100.0
UBS Capital Partners Limited	London, Great Britain	WA	GBP	6.7		100.0
UBS Capital SpA	Milan, Italy	WA	EUR	25.8		100.0
UBS Card Center AG	Glattbrugg, Switzerland	WB	CHF	40.0		100.0
UBS Employee Benefits Trust Limited	St. Helier, Jersey	CC	CHF	—		100.0
UBS España SA	Madrid, Spain	WB	EUR	85.3		100.0
UBS Fiduciaria SpA	Milan, Italy	WB	EUR	0.2		100.0
UBS Finance (Cayman Islands) Ltd	George Town, Cayman Islands	CC	USD	0.5		100.0
UBS Finance (Curação) NV	Willemstad, Netherlands	CC	USD	0.1		100.0
	Antilles
UBS Finance (Delaware) LLC	Delaware, USA	WA	USD	37.3	[2]	100.0
UBS Finanzholding AG	Zurich, Switzerland	CC	CHF	10.0		100.0
UBS Fund Holding (Luxembourg) SA	Luxembourg, Luxembourg	AM	CHF	42.0		100.0
UBS Fund Holding (Switzerland) AG	Basel, Switzerland	AM	CHF	18.0		100.0
UBS Fund Management (Switzerland) AG	Basel, Switzerland	AM	CHF	1.0		100.0
UBS Fund Services (Cayman) Ltd	George Town, Cayman Islands	AM	USD	5.6		100.0
UBS Fund Services (Luxembourg) SA	Luxembourg, Luxembourg	AM	CHF	2.5		100.0
UBS Global Asset Management (Americas) Inc	Delaware, USA	AM	USD	—		100.0
UBS Global Asset Management (Australia) Ltd	Sydney, Australia	AM	AUD	8.0		100.0
UBS Global Asset Management (Canada) Co	Halifax, Canada	AM	CAD	117.0		100.0
UBS Global Asset Management (France) SA	Paris, France	AM	EUR	1.5		100.0
UBS Global Asset Management
(Hong Kong) Limited	Hong Kong, China	AM	HKD	25.0		100.0
UBS Global Asset Management
(Italia) SIM SpA	Milan, Italy	AM	EUR	2.0		100.0
UBS Global Asset Management (Japan) Ltd	Tokyo, Japan	AM	JPY	2,200.0		100.0
UBS Global Asset Management
(New York) Inc	New York, USA	AM	USD	0.5		100.0
UBS Global Asset Management
(Singapore) Ltd	Singapore, Singapore	AM	SGD	4.0		100.0
UBS Global Asset Management (Taiwan) Ltd	Taipei, Taiwan	AM	TWD	340.0		84.1
UBS Global Asset Management (US) Inc	Delaware, USA	AM	USD	35.3	[2]	100.0

Footnotes
[1]	WB: UBS Wealth Management & Business Banking, AM: UBS Global Asset Management, WA: UBS Warburg, PW: UBS PaineWebber, CC: Corporate Center.
[2]	Share Capital and Share Premium.

Note 35 Significant Subsidiaries and Associates (continued)

Significant subsidiaries (continued)

						Equity
				Share		interest
	Jurisdiction	Business	capital			accumul-
Company	of incorporation	Group [1]	in millions			ated in %

UBS Global Asset Management Holding Ltd	London, Great Britain	AM	GBP	8.0	[2]	100.0
UBS Global Trust Corporation	St. John, Canada	WB	CAD	0.1		100.0
UBS Immoleasing AG	Zurich, Switzerland	WB	CHF	3.0		100.0
UBS International Holdings BV	Amsterdam, the Netherlands	CC	CHF	13.8		100.0
UBS Invest Kapitalanlagegesellschaft mbH	Frankfurt, Germany	AM	EUR	6.4		100.0
UBS Investment Bank Limited	London, Great Britain	WA	GBP	10.0		100.0
UBS Leasing AG	Brugg, Switzerland	WB	CHF	10.0		100.0
UBS Life AG	Zurich, Switzerland	WB	CHF	25.0		100.0
UBS Limited	London, Great Britain	WA	GBP	10.0		100.0
UBS O’Connor LLC	Delaware, USA	AM	USD	1.0		100.0
UBS O’Connor Trading Limited	George Town, Cayman Islands	AM	USD	350.0		100.0
UBS PaineWebber Inc	Delaware, USA	PW	USD	1,707.5	[2]	100.0
UBS PaineWebber Incorporated of
Puerto Rico	Hato Rey, Puerto Rico	PW	USD	31.6	[2]	100.0
UBS PaineWebber Life Insurance Company	California, USA	PW	USD	39.3	[2]	100.0
UBS Portfolio LLC	New York, USA	WA	USD	0.1		100.0
UBS Preferred Funding Company LLC I	Delaware, USA	WA	USD	—		100.0
UBS Preferred Funding Company LLC II	Delaware, USA	WA	USD	—		100.0
UBS Preferred Funding Company LLC III	Delaware, USA	WA	USD	—		100.0
UBS Principal Finance LLC	Delaware, USA	WA	USD	0.1		100.0
UBS Private Banking (Belgium) SA	Brussels, Belgium	WB	EUR	7.3		100.0
UBS Private Banking Deutschland AG	Hamburg, Germany	WB	EUR	51.0		100.0
UBS Realty Investors LLC	Massachusetts, USA	AM	USD	—		100.0
UBS Trust (Canada)	Toronto, Canada	WB	CAD	12.5		100.0
UBS Trustees (Bahamas) Ltd	Nassau, Bahamas	WB	USD	2.0		100.0
UBS Trustees (Cayman) Ltd	George Town, Cayman Islands	WB	USD	2.0		100.0
UBS Trustees (Jersey) Ltd	St. Helier, Jersey	WB	GBP	0.7		100.0
UBS Trustees (Singapore) Limited	Singapore, Singapore	WB	SGD	3.3		100.0
UBS UK Holding Limited	London, Great Britain	WA	GBP	5.0		100.0
UBS UK Limited	London, Great Britain	WA	GBP	609.0		100.0
UBS Warburg (France) SA	Paris, France	WA	EUR	22.9		100.0
UBS Warburg (Italia) SpA	Milan, Italy	WA	EUR	1.9		100.0
UBS Warburg (Japan) Limited	George Town, Cayman Islands	WA	JPY	50,000.0		100.0
UBS Warburg (Malaysia) Sdn Bhd	Kuala Lumpur, Malaysia	WA	MYR	0.5		70.0
UBS Warburg (Nederland) BV	Amsterdam, the Netherlands	WA	EUR	10.9		100.0
UBS Warburg AG	Frankfurt, Germany	WA	EUR	155.7		100.0
UBS Warburg Asia Limited	Hong Kong, China	WA	HKD	20.0		100.0
UBS Warburg
Australia Corporate Finance Ltd	Sydney, Australia	WA	AUD	—		100.0
UBS Warburg
Australia Corporation Pty Limited	Sydney, Australia	WA	AUD	50.4	[2]	100.0
UBS Warburg Australia Equities Ltd	Sydney, Australia	WA	AUD	190.0	[2]	100.0
UBS Warburg Australia Limited	Sydney, Australia	WA	AUD	571.5	[2]	100.0
UBS Warburg Derivatives Limited	Hong Kong, China	WA	HKD	20.0		100.0
UBS Warburg Hong Kong Limited	Hong Kong, China	WA	HKD	30.0		100.0
UBS Warburg International Ltd	London, Great Britain	WA	GBP	18.0		100.0
UBS Warburg Investments Ltd	Sydney, Australia	WA	AUD	0.1		100.0
UBS Warburg LLC	Delaware, USA	WA	USD	948.1		100.0
UBS Warburg Ltd	London, Great Britain	WA	GBP	17.5		100.0
UBS Warburg New Zealand Equities Ltd	Auckland, New Zealand	WA	NZD	7.5		100.0
UBS Warburg Private Clients Ltd	Melbourne, Australia	WA	AUD	53.9		100.0
UBS Warburg Pte Ltd	Singapore, Singapore	WA	SGD	55.0		100.0
UBS Warburg Real Estate Securities Inc	Delaware, USA	WA	USD	0.4		100.0
UBS Warburg Securities (España) SV SA	Madrid, Spain	WA	EUR	15.0		100.0

UBS Group Financial Statements
Notes to the Financial Statements

Note 35 Significant Subsidiaries and Associates (continued)

Significant subsidiaries (continued)

					Equity
				Share	interest
	Jurisdiction	Business		capital	accumul-
Company	of incorporation	Group [1]		in millions	ated in %

UBS Warburg Securities
(South Africa) (Pty) Limited	Sandton, South Africa	WA	ZAR	87.1	100.0
UBS Warburg Securities Co Ltd	Bangkok, Thailand	WA	THB	400.0	100.0
UBS Warburg Securities India Private Limited	Mumbai, India	WA	INR	237.8	75.0
UBS Warburg Securities Ltd	London, Great Britain	WA	GBP	140.0	100.0
UBS Warburg Securities Philippines Inc	Makati City, Philippines	WA	PHP	150.0	100.0

Consolidated companies: changes in 2002

Significant new companies

BDL Banco di Lugano (Singapore) Ltd — Singapore, Singapore
GAM Holding AG — Zurich, Switzerland
Noriba Bank BSC — Manama, Bahrain
UBS Fiduciaria SpA — Milan, Italy
UBS Private Banking (Belgium) SA — Brussels, Belgium

Deconsolidated companies

Significant deconsolidated companies	Reason for deconsolidation

Hirslanden Holding AG — Zurich, Switzerland	Sold
HYPOSWISS Schweizerische Hypotheken- und Handelsbank — Zurich, Switzerland	Sold

Significant associates

		Equity interest	Share capital
Company	Industry	in %	in millions

SIS Swiss Financial Services Group AG — Zurich, Switzerland	Financial	32.9	CHF	26
Giubergia UBS Warburg SIM SpA — Milan, Italy	Financial	49.9	EUR	15
Motor Columbus AG — Baden, Switzerland	Electricity	35.6	CHF	253
Telekurs Holding AG — Zurich, Switzerland	Financial	33.3	CHF	45
Volbroker.com Limited — London, Great Britain	Financial	21.0	GBP	18

None of the above investments carry voting rights that are significantly different from the proportion of shares held.

Note 36 Acquisition of Paine Webber Group, Inc.

On 3 November 2000, UBS completed its acquisition of 100% of the outstanding common stock of the Paine Webber Group, Inc. (“Paine-Webber”), a full-service broker-dealer and one of the largest securities and commodities firms in the United States servicing both individual and institutional clients. The transaction was accounted for using the purchase method of accounting, making PaineWebber a wholly owned subsidiary of UBS. Results of operations of PaineWebber have been included in the consolidated results beginning on the date of acquisition. Under IFRS, the valuation of shares and options issued was measured on the date of acquisition, 3 November 2000.

     Purchase consideration amounted to CHF 22.0 billion (USD 12.5 billion) consisting of shares, options and cash. Total goodwill recorded in connection with the acquisition amounted to CHF 12.8 billion (USD 7.3 billion) at 3 November 2000 and is being amortized using the straight-line method over an estimated useful life of 20 years. At 31 December 2002 and 2001, the net book value of goodwill related to the Paine-Webber acquisition amounted to CHF 9.0 billion and CHF 11.6 billion respectively.

Note 37 Currency Translation Rates

     The following table shows the principal rates used to translate the financial statements of foreign entities into Swiss francs:

	Spot rate		Average rate
	As at		Year ended

	31.12.02	31.12.01	31.12.02	31.12.01	31.12.00

1 USD	1.38	1.67	1.54	1.69	1.69
1 EUR	1.45	1.48	1.46	1.50	1.56
1 GBP	2.23	2.43	2.33	2.44	2.57
100 JPY	1.17	1.27	1.24	1.40	1.57

Note 38 Swiss Banking Law Requirements

The consolidated financial statements of UBS are prepared in accordance with International Financial Reporting Standards. Set out below are the deviations which would result if the provisions of the Banking Ordinance and the Guidelines of the Swiss Federal Banking Commission governing financial statement reporting pursuant to Article 23 through Article 27 of the Banking Ordinance were applied in the preparation of the consolidated financial statements of UBS.

1. Treasury shares

Under IFRS, treasury shares are presented in the balance sheet as a deduction from Shareholders’ equity and accounted for at weighted average cost. Contracts that require physical settlement or net share settlement in UBS AG shares are classified in Shareholders’ equity as Share premium and accounted for at weighted average cost. The difference between the proceeds from sales of treasury shares or contracts that require physical settlement or contracts that require net share settlement and their cost (net of tax) is reported as Share premium. The par value of shares repurchased and cancelled is debited to the issued and paid up share capital for the par value, with the remainder of the cost of the repurchased shares debited to Share premium. No dividends are paid on treasury shares.
     Under Swiss law, own shares held for market-making purposes are presented in the balance sheet as Trading portfolio assets. Own shares

UBS Group Financial Statements
Notes to the Financial Statements

held for other purposes are classified as Financial investments and a corresponding reserve for own shares is established within Shareholders’ equity. All derivative contracts on own shares are reported as Positive or Negative replacement values. Traded own shares and derivatives on own shares are carried at fair value. Gains and losses realized on disposal and unrealized gains and losses from changes in the fair value are recorded as Net trading income. Own shares reported within Financial investments are reported at the lower of cost or market value. Reductions to market value and reversals of such reductions, as well as gains and losses on disposal, are included in Other income. Own shares repurchased for cancellation are reported as financial investments and accounted for at cost. Upon cancellation, the par value of shares repurchased and cancelled is debited against Share capital for the par value, with the remainder of the purchase cost debited against General statutory reserve.

2. Financial investments

Under IFRS, available for sale financial investments are carried at fair value. Changes in the fair value of available for sale financial investments are recorded as increases or decreases to Shareholders’ equity until an investment is sold, collected or otherwise disposed of, or until an investment is determined to be impaired. At the time an available for sale investment is determined to be impaired, the cumulative unrealized loss previously recognized in Shareholders’ equity is included in net profit or loss for the period. On disposal of an available for sale investment, the difference between the net disposal proceeds and the carrying amount, including any previously recognized unrealized gain or loss arising from a change in fair value reported within Shareholders’ equity, is included in net profit or loss for the period.
     Under Swiss law financial investments are carried at the lower of cost or market value. Reductions to market value and reversals of such reductions as well as gains and losses on disposal are included in Other income.

3. Cash flow hedges

The Group also uses derivative instruments to hedge against the exposure from varying cash flows receivable and payable. Under IFRS, when hedge accounting is applied for these instruments, the unrealized gain or loss on the effective portion of the derivatives is recorded in Shareholders’ equity until the hedged cash flows occur, at which time the accumulated gain or loss is realized and released to income.
     Under Swiss law, the unrealized gains or losses on the effective portion of the derivative instruments used to hedge cash flow exposures are deferred on the balance sheet. The deferred amounts are released to income when the hedged cash flows occur.

4. Gains/losses not recognized in the income statement

Gains/losses not recognized in the income statement is a separate line within Shareholders’ equity where under IFRS unrealized gains and losses from currency translation, changes in fair value of financial investments available for sale and of derivative instruments designated as cash flow hedges are reported.
     Under Swiss law, only foreign currency translation differences are reported in Shareholders’ equity. The other two components are reported according to the methods described in captions 2. and 3. above.

5. Extraordinary income and expense

Under IFRS, items of income and expense can only be classified as extraordinary if they are clearly distinct from the ordinary activities and their occurrence is expected to be rare.
     Under Swiss law, income and expense related to other accounting periods and/or not directly related to the core business activities of the enterprise (e. g. realized gains or losses on sale of Investments in associated companies or Property and equipment) are recorded as extraordinary income or expense.
     The significant differences between IFRS and Swiss banking law are as follows:

Note 38 Swiss Banking Law Requirements (continued)

CHF million	31.12.02	31.12.01

Differences in the Balance Sheet
Treasury shares
Trading portfolio	371	128
Financial investments	6,623	3,253
Due to banks	23	24
Negative replacement values	(2)	0
Other liabilities	293	0
Shareholders’ equity	6,680	3,357
Financial investments
Financial investments	(1,314)	(1,856)
Other liabilities	(113)	(215)
Shareholders’ equity	(1,201)	(1,641)
Cash flow hedges
Other liabilities	(256)	(459)
Shareholders’ equity	256	459

Differences in the Income Statement
Treasury shares
Net trading income	(70)	(70)
Other income	(269)	(231)
Personnel expenses	4
Tax expenses	(53)	(71)
Financial investments
Other income	(255)	(607)
Reclassification of extraordinary income and expense
Other income	(350)	(95)
Extraordinary income	361	109
Extraordinary expense	11	14

UBS Group Financial Statements
Notes to the Financial Statements

Note 39 Reconciliation of International Financial Reporting Standards (IFRS) to United States Generally Accepted Accounting Principles (US GAAP)

Note 39.1 Valuation and income recognition differences between IFRS and US GAAP

The consolidated financial statements of the Group have been prepared in accordance with IFRS. The principles of IFRS differ in certain respects from United States Generally Accepted Accounting Principles (“US GAAP”). The following is a summary of the relevant significant accounting and valuation differences between IFRS and US GAAP.

a. Purchase accounting (merger of Union Bank of Switzerland and Swiss Bank Corporation)

Under IFRS, the Group accounted for the 1998 merger of Union Bank of Switzerland and Swiss Bank Corporation under the uniting of interests method. The balance sheets and income statements of the banks were combined, and no adjustments were made to the carrying values of the assets and liabilities. Under US GAAP, the business combination creating UBS AG is accounted for under the purchase method with Union Bank of Switzerland being considered the acquirer. Under the purchase method, the cost of acquisition is measured at fair value and the acquirer’s interests in identifiable tangible assets and liabilities of the acquiree are restated to fair values at the date of acquisition. Any excess consideration paid over the fair value of net tangible assets acquired is allocated, first to identifiable intangible assets based on their fair values, if determinable, with the remainder allocated to goodwill.

Goodwill and intangible assets

For US GAAP purposes, the excess of the consideration paid for Swiss Bank Corporation over the fair value of the net tangible assets received has been recorded as goodwill and was amortized on a straight line basis using a weighted average life of 13 years from 29 June 1998 to 31 December 2001.
     Under US GAAP until 31 December 2001, goodwill acquired before 30 June 2001 was capitalized and amortized over its estimated useful life with adjustments for any impairment.

     On 1 January 2002, the Group adopted SFAS 141, “Business Combinations” and SFAS 142, “Goodwill and Other Intangible Assets”. SFAS 141 requires reclassification of intangible assets to goodwill which no longer meet the recognition criteria under the new standard. SFAS 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized but be tested annually for impairment. Identifiable intangible assets with finite lives will continue to be amortized.

     Upon adoption, the amortization charges related to the 1998 business combination of Union Bank of Switzerland and Swiss Bank Corporation ceased to be recorded under US GAAP. For the year ended 31 December 2002, these charges would have been CHF 1,477 million.
     In 2002 and 2001, goodwill recorded under US GAAP was reduced by CHF 43 million and CHF 53 million respectively, due to recognition of deferred tax assets of Swiss Bank Corporation which had previously been subject to valuation reserves.

Other purchase accounting adjustments

The restatement of Swiss Bank Corporation’s net assets to fair value in 1998 resulted in decreasing net tangible assets by CHF 1,077 million for US GAAP. This amount is being amortized over periods ranging from two years to 20 years.

b. Reversal of IFRS goodwill amortization

The adoption of SFAS 142 “Goodwill and Intangible Assets” resulted in two new reconciling items 1) Intangible assets on the IFRS Balance sheet with a book value of CHF 1.8 billion at 31 December 2001 were reclassified to goodwill for US GAAP. 2) The amortization of IFRS goodwill and the intangible assets reclassified to goodwill for US GAAP (CHF 1,017 million for the year ended 31 December 2002) was reversed for US GAAP.

     Had the Group been required to adopt SFAS 142 for its US GAAP Financial Statements in prior years, reported Net profit and Earnings per share would have been as follows:

CHF million, except for per share data
For the year ended	31.12.02	31.12.01	31.12.00

Reported Net profit under US GAAP	5,546	3,234	4,437
Add back: SBC purchase accounting goodwill	0	1,657	1,679
Add back: Amortization of intangibles reclassified to goodwill for US GAAP and/or IFRS goodwill	0	886	315

Adjusted net profit under US GAAP	5,546	5,777	6,431

Reported basic earnings per share under US GAAP	4.59	2.58	3.70
Add back: SBC purchase accounting goodwill	0.00	1.32	1.40
Add back: Amortization of intangibles reclassified to goodwill for US GAAP and/or IFRS goodwill	0.00	0.71	0.26

Adjusted basic earnings per share under US GAAP	4.59	4.61	5.36

Reported diluted earnings per share under US GAAP	4.51	2.46	3.64
Add back: SBC purchase accounting goodwill	0.00	1.30	1.38
Add back: Amortization of intangibles reclassified to goodwill for US GAAP and/or IFRS goodwill	0.00	0.70	0.26

Adjusted diluted earnings per share under US GAAP	4.51	4.46	5.28

The table below shows the estimated, aggregated amortization expenses for other intangible assets, which are still subject to an annual amortization, on a US GAAP basis:

CHF million

Estimated, aggregated amortization expense for:
2003	116
2004	97
2005	93
2006	80
2007	71
2008 and thereafter	765

Total	1,222

c. Restructuring provision

Under IFRS, restructuring provisions are recognized when a legal or constructive obligation has been incurred. In 1997, the Group recognized a CHF 7,000 million restructuring provision to cover personnel, IT, premises and other costs associated with combining and restructuring the merged Group. A further CHF 300 million provision was recognized in 1999, reflecting the impact of increased precision in the estimation of certain leased and owned property costs.

     Under US GAAP, the criteria for establishing restructuring provisions were more stringent than under IFRS prior to 2000. For US GAAP, the aggregate CHF 7,300 million restructuring provision was reversed. As a result of the business combination with Swiss Bank Corporation and the decision to combine and streamline certain activities of the banks for the purpose of reducing costs and improving efficiencies, Union Bank of Switzerland recognized a restruc-

turing provision of CHF 1,575 million during 1998 for US GAAP. CHF 759 million of this provision related to estimated costs for restructuring the operations and activities of Swiss Bank Corporation, and that amount was recorded as a liability of the acquired business. The remaining CHF 816 million of estimated costs were charged to restructuring expense during 1998. The US GAAP restructuring provision was increased by CHF 600 million and CHF 130 million in 1999 and 2000, respectively.

     During 2001, CHF 112 million restructuring costs were expensed as incurred under US GAAP. These costs were already part of the restructuring provision under IFRS, but were not eligible for recognition under US GAAP until 2001. The restructuring plan was completed and the remaining balance of the US GAAP restructuring provision was used substantially in accordance with previously disclosed plans. At 31 December 2001, the restructuring provision for both IFRS and US GAAP had been fully utilized.

UBS Group Financial Statements
Notes to the Financial Statements

d. Derivative instruments

Derivative instruments held or issued for hedging activities

Prior to 1 January 2001, the Group applied no hedge accounting for derivative instruments under US GAAP. As a result, all derivative instruments were carried on the balance sheet at fair value, with changes in fair value recorded in the Income statement. Under IFRS, the Group accounted for derivative instruments hedging non-trading positions in the Income statement using the accrual or deferral method, which was the same as the accounting methodology applied to the underlying item hedged.
     On 1 January 2001, the Group adopted IAS 39 for its IFRS Financial Statements and SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” for its US GAAP Financial Statements. These standards introduce new rules for the accounting and reporting of derivative instruments, including certain derivative instruments embedded in other contracts, and of hedging activities. The adoption of SFAS 133 did not result in any transition items for the Group on 1 January 2001 as the Group previously did not apply hedge accounting under US GAAP for derivative instruments.
     With the adoption of IAS 39 on 1 January 2001, an opening adjustment was made in 2001 to reduce Retained earnings by CHF 61 million, consisting of CHF 19 million reflecting the impact of the new hedge accounting rules and CHF 42 million reflecting the impact of remeasuring assets to either amortized cost or fair value as required under the standard. For US GAAP purposes, the first adjustment was not required (because all derivatives were previously recorded in the Income statement) and was reversed, and the second adjustment was recorded in the Income statement.
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
     Since 1 January 2001, the Group’s derivative hedging relationships have been treated the same under both IFRS and US GAAP, except for hedges of interest rate risk of forecasted cash flows on a group basis as mentioned in the previous paragraph.
     In addition, amounts deferred under previous hedging relationships that now do not qualify as hedges under IAS 39 are being amortized against IFRS net profit over the remaining life of the hedging relationship. Such amounts have been reversed for US GAAP as they have never been treated as hedges.

Derivative instruments indexed to UBS shares

US GAAP, like IFRS, generally requires that derivatives indexed to a company’s own stock be recorded as an equity instrument if settlement is required in actual shares or the company has the choice to settle the contract by delivery or receipt of its own shares. If, however, the derivative contract requires cash settlement or the counterparty may choose cash settlement, then the derivative must be classified as an asset or liability, with changes in fair value recorded in income.
     Asset or liability classification is also required under US GAAP if a company may not have sufficient issuable shares available to settle a contract in its own shares. This is determined by the maximum number of shares a company could be forced to issue to settle a contract. Under IFRS, however, such contracts are recorded in Shareholders’ equity.
     In 2001 and 2000, the Group had no contracts for which the accounting treatment under US GAAP differed from IFRS, and there was no reconciling item for these derivative instruments. In 2002, however, the Group issued net-share settled put options as part of its share repurchases in 2002. Such contracts are recorded under IFRS in Shareholders’ equity and under US GAAP as a liability with changes in fair value reflected in Net income. Such contracts increased US GAAP Net income by CHF 12 million in 2002.
     UBS Warburg acts as a liquidity provider to the equity futures markets and as a market maker in UBS shares and derivatives. Trading income of CHF 125 million under IFRS (CHF 137 million under US GAAP) in 2002, CHF 261 million under both IFRS and US GAAP in 2001 and CHF

42 million under both IFRS and US GAAP in 2000 was recorded in the financial statements from trading in cash settled derivative instruments indexed to UBS shares.

Bifurcation of embedded issuer calls out of structured debt instruments

The Group issues certain structured debt instruments that contain an embedded issuer call option. If the embedded derivatives contained in the structured debt are not clearly and closely related to the host debt instrument, IFRS requires that a combined derivative is separated, including the issuer call, and accounted for as a stand alone derivative contract. Under US GAAP, however, certain issuer calls must remain with the host contract and are therefore not separated. The impact of not separating these issuer call features was to reduce US GAAP Net income by CHF 55 million before tax at 31 December 2002.

e. Financial investments (prior to the adoption of IAS 39)

Prior to the adoption of IAS 39 on 1 January 2001, financial investments were classified as either current investments or long-term investments under IFRS. The Group considered current financial investments to be held for sale and carried at lower of cost or market value (“LOCOM”). The Group accounted for long-term financial investments at cost, less any impairments. Under US GAAP, the Group’s financial investments are classified as available for sale (debt and marketable equity securities), and are carried at fair value with changes in fair value recorded in Other comprehensive income. Gains and losses are recognized in Net profit in the period sold, and losses are recognized in the period of impairment for IFRS and US GAAP. For the IFRS to US GAAP reconciliation, debt and marketable equity securities were adjusted from LOCOM to fair value and classified as available for sale investments. Unrealized gains or unrealized losses relating to these investments were recorded in Other comprehensive income.

f. Financial investments and private equity

Financial investments available for sale

With the adoption of IAS 39 on 1 January 2001, the accounting for financial investments avail-
able for sale generally became the same under IFRS and US GAAP. Three exceptions exist, however: 1) Non-marketable equity financial investments (excluding private equity investments discussed below), which are classified as available for sale and carried at fair value under IFRS, continue to be carried at cost less “other than temporary” impairments under US GAAP. The opening adjustment and subsequent changes in fair value recorded directly in Shareholders’ equity on non-marketable equity financial instruments due to the implementation on IAS 39 have been reversed under US GAAP to reflect the difference between the two standards in measuring such investments. 2) Write-downs on impaired assets can be fully or partially reversed under IFRS if the value of the impaired assets increases. Such reversals of impairment write-downs are not allowed under US GAAP. Reversals under IFRS were not significant in 2002 or 2001. 3) Private equity investments, as described below.

Private equity investments

Since the adoption of IAS 39 on 1 January 2001, the Group has accounted for private equity investments as available for sale securities in its primary Financial Statements under IFRS, with changes in fair value recognized in Shareholders’ equity. Under US GAAP, these investments continued to be accounted for at cost less “other than temporary” impairments.
     On 1 January 2002, the Group adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” for its US GAAP Financial Statements. The statement primarily addresses financial accounting and reporting for the impairment or disposal of long-lived assets. In addition, SFAS 144 eliminated the exception to consolidation for subsidiaries for which control is likely to be temporary, as previously contained in Accounting Research Bulletin 51 “Consolidated Financial Statements” as amended by SFAS 94 “Consolidation of All Majority-Owned Subsidiaries”. Therefore, on adopting SFAS 144, the Group changed its US GAAP accounting for certain private equity investments by accounting for those investments held within separate investment subsidiaries in accordance with the “AICPA Audit and Accounting Guide, Audits of Investment Companies”. The effect of this change for US GAAP reporting pur-

UBS Group Financial Statements
Notes to the Financial Statements

poses is that certain private equity investments are now recorded at fair value, with changes in fair value recognized in US GAAP net profit. The remaining private equity investments continue to be accounted for at cost less impairment.

     For the IFRS to US GAAP reconciliation, fair value adjustments on certain private equity investments recorded directly in Shareholders’ equity under IFRS had to be shown in the Income statement for US GAAP purposes. At 1 January 2002, the date of adoption of SFAS 144, the cumulative effect of this change in accounting on US GAAP net profit was an increase of CHF 639 million, after tax. For the year ended 31 December 2002, the effect of applying the new standard on the reconciliation of IFRS net profit to US GAAP was to increase US GAAP net profit by an additional CHF 83 million, after tax.

     The pro-forma Net profit assuming that the change in accounting principle were applied retroactively for all periods presented, would be as follows:

CHF million, except for per share data
For the year ended	31.12.02	31.12.01	31.12.00

Net profit under US GAAP	4,907	2,763	5,523
Basic earnings per share	4.06	2.21	4.61
Diluted earnings per share	3.99	2.09	4.53

See Note 2 for information regarding impairment charges recorded for private equity investments.

g. Retirement benefit plans

Under IFRS, the Group recognizes pension expense based on a specific method of actuarial valuation used to determine the projected plan liabilities for accrued service, including future expected salary increases, and expected return on plan assets. Plan assets are recorded at fair value and are held in a separate trust to satisfy plan liabilities. Under IFRS the recognition of a prepaid asset is subject to certain limitations, and any unrecognized prepaid asset is recorded as pension expense. US GAAP does not allow a limitation on the recognition of prepaid assets recorded in the Balance Sheet.

     Under US GAAP, pension expense is based on the same actuarial method of valuation of liabilities and assets as under IFRS. Differences in the amounts of expense and liabilities (or prepaid assets) exist due to different transition date rules, stricter provisions for recognition of a prepaid asset, and the treatment of the 1998 merger of Union Bank of Switzerland and Swiss Bank Corporation.
     In addition, under US GAAP, if the fair value of plan assets falls below the accumulated benefit obligation (current value of accrued benefits without allowance for future salary increases), an additional minimum liability must be shown in the balance sheet. If an additional minimum liability is recognized, an equal amount will be recognized as an intangible asset up to the amount of any unrecognized past service cost. Any amount not recognized as an intangible asset is reported in Other comprehensive income. The additional minimum liability required under US GAAP before tax amounts to CHF 1,225 million and CHF 306 million as at 31 December 2002 and 2001, respectively. The amount recognized in intangible assets was CHF 2 million and CHF 3 million and the amount recognized in Other comprehensive income was CHF 1,223 million, before taxes and CHF 303 million, before taxes as at 31 December 2002 and 2001 respectively.

h. Other employee benefits

Under IFRS, the Group has recorded expenses and liabilities for post-retirement, medical and life insurance benefits, determined under a methodology similar to that described above under retirement benefit plans.

     Under US GAAP, expenses and liabilities for post-retirement medical and life insurance benefits are determined under the same methodology as under IFRS. Differences in the levels of expenses and liabilities have occurred due to different transition date rules and the treatment of the merger of Union Bank of Switzerland and Swiss Bank Corporation under the purchase method.

i. Equity participation plans

IFRS does not specifically address the recognition and measurement requirements for equity participation plans.

     US GAAP permits the recognition of compensation cost on the grant date for the estimated fair value of equity instruments issued (SFAS 123) or based on the intrinsic value of equity instruments issued (Accounting Principles Board “APB” No. 25), with the disclosure of the pro-forma effects of equity participation plans on net profit and earnings per share, as if the fair value had been recorded on the grant date. Under IFRS, the Group recognizes only intrinsic values at the grant date with subsequent changes in value not recognized. Under US GAAP, the Group applies the APB No. 25 intrinsic value method, which requires adjustments to intrinsic values subsequent to the grant date in certain circumstances.
     The shares and other diversified instruments of the Group’s equity participation plans are held in trusts on behalf of the participants. Certain of these trusts are recorded on the Group’s balance sheet for US GAAP presentation, the effect of which is to increase assets by CHF 396 million and CHF 1,485 million, liabilities by CHF 429 million and CHF 1,607 million, and decrease Shareholders’ equity by CHF 33 million and CHF 122 million (for UBS AG shares held by the trusts which are treated as treasury shares) at 31 December 2002 and 2001 respectively.
     For US GAAP, certain of the Group’s option awards have been determined to be variable pursuant to APB No. 25, primarily because they may be settled in cash or because the Group has offered to hedge the value of the award. The effect of applying variable accounting to the option awards in the US GAAP reconciliation for the years ended 31 December 2002, 2001 and 2000, is a CHF 51 million decrease in compensation expense, CHF 30 million decrease in compensation expense and CHF 85 million increase in compensation expense, respectively. In addition, certain of the Group’s share plans have been deemed variable under APB No. 25 or required a new expense measurement date due to diversification or cash settlement of awards. Additional expense was also recorded related to social tax payments on exercised options recorded directly in Shareholders’ equity for IFRS. For US GAAP, the net effect of these transactions is a decrease to compensation expense of CHF 12 million, an increase to compensation expense of CHF 41 million and an increase to compensation expense of CHF 82 million for the years ended 31 December 2002, 2001 and 2000, respectively.

j. Software capitalization

Under IFRS, effective 1 January 2000, certain costs associated with the acquisitions or development of internal use software must be capitalized. Once the software is ready for its intended use, the costs capitalized are amortized to the Income statement over the estimated life of the software. Under US GAAP, the same principle applies, however this standard was effective 1 January 1999. For US GAAP, the costs associated with the acquisition or development of internal use software that met the US GAAP software capitalization criteria in 1999 have been reversed from Operating expenses and amortized over a life of two years from the time that the software is ready for its intended use. From 1 January 2000, the only remaining reconciliation item is the amortization of software capitalized in 1999 for US GAAP purposes. At 31 December 2002, this amount was fully utilized and there is no longer a difference between IFRS and US GAAP.

k. Recently issued US accounting standards

In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. The new standard is effective for fiscal years beginning after 15 May 2002. UBS will adopt the new standard for its fiscal year 2003, but does not expect that it will have a significant effect on the financial statements.

     In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses primarily recognition and measurement of cost for employee termination benefits, contract terminations, closure or consolidation of facilities, relocation, and similar items associated with exit or disposal activities. The new standard requires that a liability for such costs should be recog-

UBS Group Financial Statements
Notes to the Financial Statements

nized at its fair value in the period in which the liability is incurred and not at the time an entity commits to an exit or disposal plan. SFAS No. 146 is applicable prospectively for exit or disposal activities initiated after 31 December 2002. UBS does not expect that the new standard will have a significant impact on its financial statements.

     In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-based Compensation - Transition and Disclosure”, an amendment of FASB Statement No. 123, which was effective for financial years ending after 15 December 2002. UBS adopted SFAS No. 148 for the year ended 31 December 2002. The new standard requires additional disclosures in respect to pro-forma disclosures had the fair value based method for valuing employee stock option awards been applied. These additional disclosures are included in Note 32. Other than additional disclosures, SFAS No. 148 currently has no impact on the financial statements.
     In January 2003, the FASB issued FASB Interpretation (FIN) No. 46, “Consolidation of Variable Interest Entities”, an interpretation of Accounting Research Bulletin No. 51. FIN 46 applies to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Such entities are called variable interest entities (VIE) under the new interpretation, which requires consolidation of a VIE if the variable interest either absorbs the majority of the expected losses, or receives the majority of the expected gains, or both. FIN 46 applies to all VIEs created before 1 February 2003 no later than the beginning of the first interim or annual reporting period beginning after 15 June 2003. The new interpretation applies immediately to all VIEs created after 31 January 2003. FIN 46 also establishes disclosure requirements for VIEs that an enterprise will consolidate or in which it will have a significant variable interest. These disclosure requirements became effective for financial statements issued after 31 January 2003 and are provided in Note 40.2.

     In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 02-3, “Issues Involved in the Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management”. The consensus precludes mark-to-market accounting for energy trading contracts that are not derivatives pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. UBS has adopted the provisions of EITF Issue 02-3 related to energy trading contracts as at 1 January 2003 for contracts that existed on or before 25 October 2002, the date when this consensus was issued. For contracts entered into after 25 October 2002, the consensus was applied with immediate effect. The effect of adoption was not material either for contracts entered into after or those that existed on 25 October 2002.
     Included in EITF Issue 02-3 is the FASB staff’s view that an entity should not recognize an unrealized gain or loss at inception of a derivative instrument unless the fair value of that instrument is obtained from a quoted market price in an active market or is otherwise evidenced by comparison to observable market data. Management is in the process of completing the evaluation of the impact of this view on the Group’s financial condition and profit. As required, the Group applied this view to transactions entered into after the effective date of 21 November 2002. The impact was not significant. The impact of this issue is dependent upon the level of transactions executed that rely on data not observable in the market. Accordingly, it is not possible to project the impact this matter could have on the Group’s 2003 financial statements.

Note 39.2 Reconciliation of IFRS Shareholders’ equity and Net profit to US GAAP

		Shareholders’ equity		Net profit
	Note 39.1
CHF million	Reference	31.12.02	31.12.01	31.12.02	31.12.01	31.12.00

Amounts determined in accordance with IFRS		38,991	43,530	3,535	4,973	7,792
Adjustments in respect of:
SBC purchase accounting goodwill and other purchase accounting adjustments	a	15,285	15,413	(128)	(1,614)	(1,669)
Reversal of IFRS goodwill amortization	b	1,017	0	1,017	0	0
Restructuring provision	c	0	0	0	(112)	(238)
Derivative instruments	d	(138)	(169)	354	25	(1,353)
Financial investments (prior to the adoption of IAS 39)	e	0	0	0	0	28
Financial investments and private equity	f	(30)	(709)	767	0	0
Retirement benefit plans	g	621	1,714	(156)	119	59
Other employee benefits	h	(1)	(8)	7	8	8
Equity participation plans	i	(164)	(186)	63	(12)	(167)
Software capitalization	j	0	60	(60)	(169)	(160)
Tax adjustments		(5)	(363)	147	16	137

Total adjustments		16,585	15,752	2,011	(1,739)	(3,355)

Amounts determined in accordance with US GAAP		55,576	59,282	5,546	3,234	4,437

Note 39.3 Earnings per share

Under both IFRS and US GAAP, basic earnings per share (“EPS”) is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding. Diluted EPS includes the determinants of basic EPS and, in addition, gives effect to dilutive potential common shares that were outstanding during the period.

     The computations of basic and diluted EPS for the years ended 31 December 2002, 31 December 2001 and 31 December 2000 are presented in the following table.

	31.12.02		31.12.01		31.12.00

For the year ended	US GAAP	IFRS	US GAAP	IFRS	US GAAP	IFRS

Net profit available for ordinary shares (CHF million)	5,546	3,535	3,234	4,973	4,437	7,792
Net profit for diluted EPS (CHF million)	5,520	3,515	3,135	4,874	4,423	7,778
Weighted-average shares outstanding	1,208,055,132	1,208,586,678	1,251,180,815	1,266,038,193	1,198,680,193	1,209,087,927
Diluted weighted average shares outstanding	1,222,862,165	1,223,382,942	1,273,720,560	1,288,577,938	1,215,169,966	1,225,577,700
Basic earnings per share (CHF)	4.59	2.92	2.58	3.93	3.70	6.44
Diluted earnings per share (CHF)	4.51	2.87	2.46	3.78	3.64	6.35

UBS Group Financial Statements
Notes to the Financial Statements

Note 39.4 Presentation differences between IFRS and US GAAP

In addition to the differences in valuation and income recognition, other differences, essentially related to presentation, exist between IFRS and US GAAP. Although there is no impact on IFRS and US GAAP reported Shareholders’ equity and Net profit due to these differences, it may be useful to understand them to interpret the financial statements presented in accordance with US GAAP. The following is a summary of presentation differences that relate to the basic IFRS financial statements.

1. Settlement date vs. trade date accounting

The Group’s transactions from securities activities are recorded under IFRS on the settlement date. This results in recording a forward transaction during the period between the trade date and the settlement date. Forward positions relating to trading activities are revalued to fair value and any unrealized profits and losses are recognized in Net profit.
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

2. Financial investments

Under IFRS, the Group’s private equity investments and non-marketable equity financial investments are included in Financial investments. For US GAAP presentation, non-marketable equity financial investments are reclassified to Other assets, and private equity investments are shown separately on the Balance sheet.

3. Securities received as proceeds in a securities for securities lending transaction

When the Group acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it recognizes the securities received and a corresponding obligation to return them. These securities are reflected on the US GAAP balance sheet in the line “Securities received as collateral” on the asset side of the balance sheet. The offsetting liability is presented in the line “Obligation to return securities received as collateral”.

4. Reverse repurchase, repurchase, securities borrowing and securities lending transactions

The Group enters into certain specific reverse repurchase, repurchase, securities borrowing and securities lending transactions that result in a difference between IFRS and US GAAP. Under IFRS, they are considered borrowing and lending transactions which are not reflected in the balance sheet except to the extent of cash collateral advanced or received. Under US GAAP, however, they are considered purchase and sale transactions due to the fact that the contracts do not meet specific collateral or margining requirements under SFAS 140. Due to the different treatment of these transactions under IFRS and US GAAP, interest income and expense recorded under IFRS must be reclassified to Net trading income or Other income for US GAAP. Additionally under US GAAP, the securities received are recognized on the balance sheet as a spot purchase (Trading portfolio assets) with a corresponding forward sale transaction (Replacement values) and a receivable (Cash collateral on securities borrowed) is reclassified, as applicable. The securities delivered are recognized as a spot sale (Trading portfolio liabilities) with a corresponding forward repurchase transaction (Replacement values) and a liability (Cash collateral on securities lent) is reclassified, as applicable.

Note 39.5 Consolidated Income Statement

The following is a Consolidated Income Statement of the Group, for the years ended 31 December 2002, 31 December 2001 and 31 December 2000, restated to reflect the impact of valuation and income recognition differences and presentation differences between IFRS and US GAAP.

		31.12.02		31.12.01		31.12.00
CHF million
For the year ended	Reference	US GAAP	IFRS	US GAAP	IFRS	US GAAP	IFRS

Operating income
Interest income	a, d, 4	39,679	39,963	51,907	52,277	51,565	51,745
Interest expense	a, 4	(29,334)	(29,417)	(44,096)	(44,236)	(43,584)	(43,615)

Net interest income		10,345	10,546	7,811	8,041	7,981	8,130
Credit loss expense/(recovery)		(206)	(206)	(498)	(498)	130	130

Net interest income after credit loss expense/(recovery)		10,139	10,340	7,313	7,543	8,111	8,260

Net fee and commission income		18,221	18,221	20,211	20,211	16,703	16,703
Net trading income	d, 4	6,031	5,572	8,959	8,802	8,597	9,953
Other income[1]	e, f, 4	96	(12)	534	558	1,514	1,486

Total operating income		34,487	34,121	37,017	37,114	34,925	36,402

Operating expenses
Personnel expenses	c, g, h, i	18,610	18,524	19,713	19,828	17,262	17,163
General and administrative expenses	c	7,072	7,072	7,631	7,631	6,813	6,765
Depreciation of property and equipment	a, j	1,613	1,521	1,815	1,614	1,800	1,608
Amortization of goodwill	a, b	0	930	2,484	1,025	2,018	533
Amortization of other intangible assets	b	1,443	1,530	298	298	134	134
Restructuring costs	c	0	0	112	0	191	0

Total operating expenses		28,738	29,577	32,053	30,396	28,218	26,203

Operating profit/(loss) before tax and minority interests		5,749	4,544	4,964	6,718	6,707	10,199

Tax expense/(benefit)		511	678	1,386	1,401	2,183	2,320

Net profit/(loss) before minority interests		5,238	3,866	3,578	5,317	4,524	7,879

Minority interests		(331)	(331)	(344)	(344)	(87)	(87)
Change in accounting principle:
cumulative effect of adoption of “AICPA Audit and Accounting Guide, Audits of Investment Companies” on certain financial investments, net of tax	f	639	0	0	0	0	0

Net profit		5,546	3,535	3,234	4,973	4,437	7,792

1 CHF 108 million of the difference in Other income between IFRS and US GAAP at 31 December 2002 is due to the Group’s adoption of the “AICPA Audit and Accounting Guide, Audits of Investment Companies” on certain private equity investments for its US GAAP financial statements. This amount represents the increase in fair value of these investments during 2002.
Note: References above coincide with the discussions in Note 39.1 and Note 39.4. These references indicate which IFRS to US GAAP differences affect an individual financial statement caption. Certain prior year amounts have been reclassified to conform to the current year’s presentation.

UBS Group Financial Statements
Notes to the Financial Statements

Note 39.6 Condensed Consolidated Balance Sheet

The following is a Condensed Consolidated Balance Sheet of the Group, as of 31 December 2002 and 31 December 2001, restated to reflect the impact of valuation and income recognition principles and presentation differences between IFRS and US GAAP.

		31.12.02		31.12.01

CHF million	Reference	US GAAP	IFRS	US GAAP	IFRS

Assets
Cash and balances with central banks		4,271	4,271	20,990	20,990
Due from banks	a	32,481	32,468	27,550	27,526
Cash collateral on securities borrowed	4	139,073	139,052	162,566	162,938
Reverse repurchase agreements		294,086	294,086	269,256	269,256
Trading portfolio assets (including assets pledged as collateral of CHF 110,365 million at 31.12.02 and CHF 121,456 million at 31.12.01)	1, 4	441,845	371,436	455,406	397,886
Positive replacement values	1, 4	83,757	82,092	73,474	73,447
Loans	a, d	211,755	211,647	226,747	226,545
Financial investments	f, 2	2,846	8,391	20,676	28,803
Securities received as collateral	3	16,308		10,931
Accrued income and prepaid expenses	4	6,462	6,453	7,545	7,554
Investments in associates		705	705	697	697
Property and equipment	a, j	8,358	7,869	9,276	8,695
Goodwill	a, b	28,127	11,181	29,255	14,578
Other intangible assets	b, g	1,222	2,515	4,510	4,507
Private equity investments	2	4,328		6,069
Other assets	d, f, g, h, i, 1, 2	21,314	8,952	36,972	9,875

Total assets		1,296,938	1,181,118	1,361,920	1,253,297

Liabilities
Due to banks		83,178	83,178	106,531	106,531
Cash collateral on securities lent		36,870	36,870	30,317	30,317
Repurchase agreements		366,858	366,858	368,620	368,620
Trading portfolio liabilities	1, 4	117,721	106,453	119,528	105,798
Obligation to return securities received as collateral	3	16,308		10,931
Negative replacement values	1, 4	132,354	81,282	116,666	71,443
Due to customers	a, d	306,872	306,876	333,766	333,781
Accrued expenses and deferred income	4	15,330	15,331	17,289	17,289
Debt issued	a, d	129,527	129,411	156,462	156,218
Other liabilities	d, g, h, i, 1	32,815	12,339	38,416	15,658

Total liabilities		1,237,833	1,138,598	1,298,526	1,205,655

Minority interests		3,529	3,529	4,112	4,112

Total shareholders’ equity		55,576	38,991	59,282	43,530

Total liabilities, minority interests and shareholders’ equity		1,296,938	1,181,118	1,361,920	1,253,297

Note: References above coincide with the discussions in Note 39.1 and Note 39.4. These references indicate which IFRS to US GAAP differences affect an individual financial statement caption. Amounts have been adjusted to reflect the treatment of reverse repurchase, repurchase, securities borrowing and securities lending transactions on a consistent basis. See Note 39.4.4 for details.

Note 39.7 Comprehensive Income

Comprehensive income under US GAAP is defined as the change in Shareholders’ equity excluding transactions with shareholders. Comprehensive income has two major components: Net profit, as reported in the income statement, and Other comprehensive income. Other comprehensive income includes such items as foreign currency translation, unrealized gains/losses on available for sale securities, unrealized gains/losses on changes in fair value of derivative instruments designated as cash flow hedges and additional minimum pension liability. The components and accumulated other comprehensive income amounts on a US GAAP basis for the years ended 31 December 2002, 31 December 2001 and 31 December 2000 are as follows:

		Unrealized	Unrealized	Additional	Accumulated
	Foreign	gains/(losses)	gains/(losses)	minimum	other
	currency	on available for	on cash flow	pension	comprehensive	Comprehensive
CHF million	translation	sale securities	hedges	liability	income/(loss)	income/(loss)

Balance at 1 January 2000	(442)	16			(426)
Net profit						4,437
Other comprehensive income:
Foreign currency translation	(245)				(245)
Net unrealized gains on available for sale investments arising during the year, net of CHF 152 million tax		456			456
Reclassification adjustment for gains on available for sale investments realized in net profit, net of CHF 40 million tax		(121)			(121)

Other comprehensive income/(loss)						90

Comprehensive income						4,527

Balance at 31 December 2000	(687)	351			(336)

Net profit						3,234
Other comprehensive income:
Foreign currency translation	(82)				(82)
Net unrealized gains on available for sale investments arising during the year, net of CHF 27 million tax		109			109
Reclassification adjustment for gains on available for sale investments realized in net profit, net of CHF 26 million tax		(104)			(104)
Net unrealized gains on cash flow hedges arising during the year, net of CHF 1 million tax			4		4
Reclassification adjustment for losses on cash flow hedges realized in net profit, net of CHF 1 million tax			3		3
Additional minimum pension liability, net of CHF 108 million tax				(195)	(195)

Other comprehensive income/(loss)						(265)

Comprehensive income						2,969

Balance at 31 December 2001	(769)	356	7	(195)	(601)

Net profit						5,546
Other comprehensive income:
Foreign currency translation	(80)				(80)
Net unrealized gains on available for sale investments arising during the year, net of CHF 34 million tax		109			109
Impairment charges reclassified to the income statement, net of CHF 26 million tax		95			95
Reclassification adjustment for gains on available for sale investments realized in net profit, net of CHF 102 million tax		(368)			(368)
Net unrealized losses on cash flow hedges arising during the year, net of CHF 3 million tax			(1)		(1)
Reclassification adjustment for gains on cash flow hedges realized in net profit, net of CHF 0 million tax			(8)		(8)
Additional minimum pension liability, net of CHF 93 million tax				(827)	(827)

Other comprehensive income/(loss)						(1,080)

Comprehensive income						4,466

Balance at 31 December 2002	(849)	192	(2)	(1,022)	(1,681)

UBS Group Financial Statements
Notes to the Financial Statements

Note 40 Additional Disclosures Required under US GAAP and SEC Rules

Note 40.1 Sales of financial assets in securitizations

During the years ended 31 December 2002 and 2001, the Group securitized (i.e., transformed owned financial assets into securities through sales transactions) residential mortgage loans and securities, commercial mortgage loans and other financial assets, acting as lead or co-manager. The Group’s continuing involvement in these transactions was primarily limited to the temporary retention of various security interests. Proceeds received at the time of securitization from residential mortgage, commercial mortgage and other financial asset securitizations were CHF 143.5 billion, CHF 4.0 billion and CHF 5.8 billion, respectively in 2002 and CHF 67.6 billion, CHF 4.1 billion and CHF 2.8 billion, respectively in 2001. Related pre-tax gains (losses) recognized, including unrealized gains (losses) on retained interests, at the time of securitization were CHF 523.9 million, CHF 206.4 million and CHF (4.5) million, respectively in 2002 and CHF 112.9 million, CHF 129.7 mil-

ion and CHF 20.6 million, respectively in 2001. A significant portion of the securitization activities conducted in 2002 and 2001 were derived from businesses acquired in the purchase of PaineWebber Group Inc. in November 2000. During 2000, the Group did not engage in significant securitization transactions involving the transfer of its financial assets.

     At 31 December 2002 and 2001, the Group retained CHF 5.2 billion and CHF 6.8 billion, respectively in agency residential mortgage securities, backed by the Government National Mortgage Association (GNMA), the Federal National Mortgage Association (FNMA) and the Federal Home Loan Mortgage Corporation (FHLMC). The fair value of retained interests in residential mortgage securities is generally determined using observable market prices. Retained interests in other residential mortgage, commercial mortgage and other securities were not material at 31 December 2002 and 2001.

Note 40.2 Variable interest entities

FASB interpretation (FIN) No. 46, Consolidation of Variable Interest Entities, was issued on 17 January 2003 and provides guidance for determining whether or not such entities are subject to consolidation. FIN 46 requires that control over a special purpose entity be first assessed based on voting interests, and only if voting interests do not exist or differ significantly from economic interests, the assessment of control is based on variable interests. Such entities are referred to as Variable Interest Entities. (“VIE’s”).

     Variable interests are contractual, ownership, or other pecuniary interests in an entity that vary with changes in that entity’s net asset value,

including fee payments to decision makers and to providers of guarantees (including writers of put options and other instruments with similar results) as well as the interests of related parties (including management, employees, affiliates and agents).

     FIN 46 is effective after 31 January 2003 for all newly acquired or created interests in VIE’s and for periods beginning after 15 June 2003 for all interests in VIE’s existing and owned prior to 1 February 2003. The table below includes information for all entities where it is reasonably possible that UBS holds a significant interest which will be characterized as a VIE.

Note 40.2 Variable interest entities (continued)

(in CHF million)		Notional amount		Maximum loss
SPE category	Total assets	of derivatives	Description of primary assets	exposure

Trust vehicles for awards to UBS employees	4,624.6	37,717.0	UBS shares and derivatives thereon, alternative
			investments	4,982.2	[1]
Private equity investments	784.6	0	Private equity investments	318.4
Hedge fund products including			Bonds, equities, derivatives
direct investment funds and funds of funds	4,970.6	8,665.0	and alternative investments	1,643.6
Passive intermediary to a derivative transaction [2]	2,131.1	37,248.2	Cash/corporate securities	876.9
Dispersion of risk in a pool of investments	2,689.1	8,125.6	Debt securities, loan receivables and credit linked notes	333.8
			Cash, debt securities,
Other credit protection vehicles	1,639.0	2,922.5	asset-backed securities and credit default swaps	528.9
Other miscellaneous structures	205.3	205.3	Corporate debt and equities	194.8

Total 31.12.2002	17,044.3	94,883.6		8,878.6

1In connection with certain leveraged investment opportunities available to key employees, UBS has committed to provide up to CHF 440.8 million in loans to employee investment partnerships. At 31 December 2002, a total of CHF 35.5 million in loans had actually been drawn down. Repayment of these loans is senior to the employees’ investment in the partnerships. The remaining unfunded portion of these commitments is also included in Note 25. In addition, if employees default on their future investment commitments, the Group is obliged to assume the remaining unfunded portion which amounted to CHF 137.7 million at 31 December 2002. In the event that all the investments made by these partnerships became worthless, UBS could be exposed to the loss of the entire committed amount of CHF 578.5 million which is included in the CHF 4,982.2 million in the table above.     2The maximum loss exposure relating to SPE’s which function as a “Passive intermediary to a derivative transaction” is calculated as the discounted value of the Group’s gross contractual swap payment obligations pursuant to the underlying derivative contracts. In calculating the maximum loss, the Group has not included the effect of positive or negative replacement values which are already reflected for the Group in total on the Balance sheet and further discussed in Note 23.

The table above includes information for consolidated and non-consolidated special purpose entities. Certain entities subject to the above disclosure have been consolidated in the Group’s Financial Statements under IFRS and US GAAP due to the Group’s significant economic interest. However, in many special purpose entities UBS has a less than significant variable interest, or control is determined based on voting interest. These entities are not included in the table.

     In addition, the “maximum exposure to loss” presented in the table represents worst-case scenarios and does not consider the offsetting effects of hedges. It is the Group’s practice to hedge interest rate, credit and other market risk exposures. See Note 29 for a further discussion of the Group’s risk mitigation strategies.
     Some of the special purpose entities in the table above function as passive intermediaries to derivatives transactions and are generally established to facilitate the transfer of credit risk on portfolios to investors. The relevant size of such entities is measured by the “notional amount” of the derivatives’ underlying referenced assets; i.e., the size of the portfolio for which credit risk has been transferred. These notional amounts are also included in Note 23, Derivative Instruments.

UBS Group Financial Statements
Notes to the Financial Statements

Note 40.3 Supplemental Guarantor Information

Guarantee of PaineWebber securities

Following the acquisition of Paine Webber Group Inc., UBS AG made a full and unconditional guarantee of the senior and subordinated notes and trust preferred securities (“Debt Securities”) of PaineWebber. Prior to the acquisition, Paine-Webber was an SEC Registrant. Upon the acquisition, PaineWebber was merged into UBS Americas Inc., a wholly owned subsidiary of UBS. Under the guarantee, if UBS Americas Inc. fails to make any timely payment under the Debt Securities agreements, the holders of the Debt Securities or the Debt Securities trustee may demand payment from UBS without first proceeding against UBS Americas Inc. UBS’s obligations under the subordinated note guarantee are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of

     UBS. At 31 December 2002, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated is approximately CHF 1,129 billion.

     The information presented in this note is prepared in accordance with IFRS and should be read in conjunction with the consolidated financial statements of the Group of which this information is a part. At the bottom of each column, Net profit and Shareholders’ equity has been reconciled to US GAAP. See Note 39 for a detailed reconciliation of the IFRS financial statements to US GAAP for the Group on a consolidated basis.
     Effective 1 January 2002, the ownership of all major US subsidiaries of UBS AG was transferred to UBS Americas Inc. through a capital contribution. As a result, the current disclosure note is not comparable with those presented in previous periods.

Supplemental Guarantor Consolidating Income Statement

CHF million	UBS AG	UBS		Consolidating
For the year ended 31 December 2002	Parent Bank[1]	Americas Inc.	Subsidiaries	Entries	UBS Group

Operating income
Interest income	25,253	16,693	4,520	(6,503)	39,963
Interest expense	18,187	14,273	3,460	(6,503)	29,417

Net interest income	7,066	2,420	1,060	0	10,546
Credit loss expense	(134)	(15)	(57)	0	(206)

Net interest income after credit loss expense	6,932	2,405	1,003	0	10,340

Net fee and commission income	6,841	7,325	4,055	0	18,221
Net trading income	4,420	773	379	0	5,572
Income from subsidiaries	(1,429)	0	0	1,429	0
Other income	(131)	(26)	145	0	(12)

Total operating income	16,633	10,477	5,582	1,429	34,121

Operating expenses
Personnel expenses	8,370	7,531	2,623	0	18,524
General and administrative expenses	2,627	2,003	2,443	0	7,073
Depreciation of property and equipment	1,062	204	255	0	1,521
Amortization of goodwill and other intangible assets	144	2,211	104	0	2,459

Total operating expenses	12,203	11,949	5,425	0	29,577

Operating profit/(loss) before tax and minority interests	4,430	(1,472)	157	1,429	4,544

Tax expense/(benefit)	895	(460)	243	0	678

Net profit/(loss) before minority interests	3,535	(1,012)	(86)	1,429	3,866

Minority interests	0	0	(331)	0	(331)

Net profit/(loss)	3,535	(1,012)	(417)	1,429	3,535

Net profit/(loss) US GAAP [2]	5,214	(65)	397	0	5,546

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.      2 Refer to Note 39 for a description of the differences between IFRS and US GAAP.

Supplemental Guarantor Consolidating Balance Sheet

CHF million	UBS AG	UBS		Consolidating
For the year ended 31 December 2002	Parent Bank[1]	Americas Inc.	Subsidiaries	Entries	UBS Group

Assets
Cash and balances with central banks	3,609	7	655	0	4,271
Due from banks	65,992	14,205	82,384	(130,113)	32,468
Cash collateral on securities borrowed	32,248	139,424	1,056	(33,676)	139,052
Reverse repurchase agreements	197,168	150,717	40,725	(94,524)	294,086
Trading portfolio assets	197,184	148,430	25,823	0	371,437
Positive replacement values	82,087	3,249	17,168	(20,413)	82,091
Loans	252,625	25,904	14,796	(81,678)	211,647
Financial investments	1,613	1,684	5,094	0	8,391
Accrued income and prepaid expenses	2,343	3,143	1,458	(491)	6,453
Investments in associates	9,730	20	81	(9,126)	705
Property and equipment	6,144	731	994	0	7,869
Goodwill and other intangible assets	128	12,946	622	0	13,696
Other assets	3,989	4,009	3,603	(2,649)	8,952

Total assets	854,860	504,469	194,459	(372,670)	1,181,118

Liabilities
Due to banks	85,634	89,815	37,842	(130,113)	83,178
Cash collateral on securities lent	35,800	32,625	2,121	(33,676)	36,870
Repurchase agreements	136,797	295,885	28,700	(94,524)	366,858
Trading portfolio liabilities	56,105	43,784	6,564	0	106,453
Negative replacement values	89,135	3,524	9,036	(20,413)	81,282
Due to customers	339,787	19,957	28,810	(81,678)	306,876
Accrued expenses and deferred income	7,779	6,580	1,463	(491)	15,331
Debt issued	58,704	7,111	63,596	0	129,411
Other liabilities	6,933	2,604	5,451	(2,649)	12,339

Total liabilities	816,674	501,885	183,583	(363,544)	1,138,598

Minority interests	0	55	3,474	0	3,529

Total shareholders’ equity	38,186	2,529	7,402	(9,126)	38,991

Total liabilities, minority interests and shareholders’ equity	854,860	504,469	194,459	(372,670)	1,181,118

Total shareholders’ equity — US GAAP [2]	44,852	3,176	7,548	0	55,576

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.  2Refer to Note 39 for a description of the differences between IFRS and US GAAP.

UBS Group Financial Statements
Notes to the Financial Statements

Supplemental Guarantor Consolidating Cash Flow Statement

CHF million	UBS AG	UBS
For the year ended 31 December 2002	Parent Bank[1]	Americas Inc.	Subsidiaries	UBS Group

Net cash flow from/(used in) operating activities	8,422	(927)	(9,859)	(2,364)

Cash flow from/(used in) investing activities
Investments in subsidiaries and associates	(23)	(16)	(21)	(60)
Disposal of subsidiaries and associates	984	0	0	984
Purchase of property and equipment	(1,019)	(189)	(555)	(1,763)
Disposal of property and equipment	22	28	17	67
Net (investment in)/divestment of financial investments	931	307	915	2,153

Net cash flow from/(used in) investing activities	895	130	356	1,381

Cash flow from/(used in) investing activities
Net money market paper issued/(repaid)	(30,635)	471	3,958	(26,206)
Net movements in treasury shares and own equity derivative activity	(5,605)	0	0	(5,605)
Capital issuance	6	0	0	6
Capital repayment by par value reduction	(2,509)	0	0	(2,509)
Issuance of long-term debt	8,414	915	7,803	17,132
Repayment of long-term debt	(11,099)	(2,780)	(1,032)	(14,911)
Increase in minority interests	0	0	0	0
Dividend payments to/and purchase from minority interests	0	0	(377)	(377)
Net activity in investments in subsidiaries	2,775	(161)	(2,614)	0

Net cash flow from/(used in) financing activities	(38,653)	(1,555)	7,738	(32,470)
Effects of exchange rate differences	(2,608)	1,919	227	(462)

Net increase/(decrease) in cash equivalents	(31,944)	(433)	(1,538)	(33,915)
Cash and cash equivalents, beginning of the year	89,856	15,552	10,851	116,259

Cash and cash equivalents, end of the year	57,912	15,119	9,313	82,344

Cash and cash equivalents comprise:
Cash and balances with central banks	3,609	7	655	4,271
Money market paper [2]	33,509	9,615	3,059	46,183
Due from banks maturing in less than three months	20,794	5,497	5,599	31,890

Total	57,912	15,119	9,313	82,344

1 UBS AG Parent Bank prepares its Financial Statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.
2 Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments. CHF 10,475 million was pledged at 31 December 2002.

Guarantee of other securities

In October 2000, UBS AG, acting through a wholly owned subsidiary, issued USD 1.5 billion (CHF 2.6 billion at issuance) 8.622% UBS Trust Preferred securities. In June 2001, UBS issued an additional USD 800 million (CHF 1.3 billion at issuance) of such securities (USD 300 million at 7.25% and USD 500 million at 7.247%). UBS AG has fully and unconditionally guaranteed these securities. UBS’s obligations under the trust preferred securities guarantee are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of UBS. At 31 December 2002, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated is approximately CHF 1,129 billion.

UBS Group Financial Statements
Report of the Group Auditors

UBS AG (Parent Bank)

UBS AG (Parent Bank)

Parent Bank Review	181

Financial Statements	182

Income Statement	182
Balance Sheet	183
Statement of Appropriation of Retained Earnings	183

Notes to the Financial Statements	184

Additional Income Statement Information	185
Net Trading Income	185
Extraordinary Income and Expenses	185

Additional Balance Sheet Information	186
Value Adjustments and Provisions	186
Statement of Shareholders’ Equity	187
Share Capital	187

Off-Balance Sheet and Other Information	188
Assets Pledged or Assigned as Security for Own Obligations, Assets Subject to Reservation of Title	188
Fiduciary Transactions	188
Due to UBS Pension Plans, Loans to Corporate Bodies/Related Parties	188

Report of the Statutory Auditors	189

Report of the Capital Increase Auditors	190

UBS AG (Parent Bank) Parent Bank Review

Parent Bank Review

Income Statement

The Parent Bank UBS AG net profit increased CHF 1,179 million from CHF 4,655 million to CHF 5,834 million. Income from investments in associates increased to CHF 3,417 million from CHF 1,532 million in 2001 mainly due to higher distribution received. Sundry expense from ordinary activities was CHF 381 million, up from CHF 139 million in 2001. This was mainly due to higher net writedown of financial investments. Depreciation and write-offs were CHF 3,025 million, up from CHF 1,650 million in 2001 mainly caused by higher writedown on investments in associated companies. Extraordinary income contains CHF 260 million (2001: CHF 87 million) from the sale of subsidiaries.

Balance Sheet

Total assets increased by CHF 48 billion to CHF 1,064 billion by 31 December 2002. This movement is mostly impacted by increased trading-related assets where mainly trading balances in securities and positive replacement values have increased. Liquid assets have significantly decreased due to reduction of deposits with the Bank of Japan.

UBS AG (Parent Bank) Financial Statements

Financial Statements

Income Statement

CHF million			% change from
For the year ended	31.12.02	31.12.01	31.12.01

Interest and discount income	20,059	29,967	(33)
Interest and dividend income from trading portfolio	7,074	8,089	(13)
Interest and dividend income from financial investments	23	185	(88)
Interest expense	(20,125)	(31,444)	(36)

Net interest income	7,031	6,797	3

Credit-related fees and commissions	252	291	(13)
Fee and commission income from securities and investment business	7,249	8,232	(12)
Other fee and commission income	515	524	(2)
Fee and commission expense	(1,167)	(1,176)	(1)

Net fee and commission income	6,849	7,871	(13)

Net trading income	4,634	5,015	(8)

Net income from disposal of financial investments	125	15	733
Income from investments in associated companies	3,417	1,532	123
Income from real estate holdings	50	54	(7)
Sundry income from ordinary activities	1,908	1,183	61
Sundry ordinary expenses	(381)	(139)	174

Other income from ordinary activities	5,119	2,645	94

Operating income	23,633	22,328	6

Personnel expenses	8,916	9,443	(6)
General and administrative expenses	4,379	4,869	(10)

Operating expenses	13,295	14,312	(7)

Operating profit	10,338	8,016	29

Depreciation and write-offs on investments in
associated companies and fixed assets	3,025	1,650	83
Allowances, provisions and losses	1,053	1,140	(8)

Profit before extraordinary items and taxes	6,260	5,226	20

Extraordinary income	265	95	179
Extraordinary expenses	7	7	0
Tax expense/(benefit)	684	659	4

Profit for the period	5,834	4,655	25

Balance Sheet

			% change from
CHF million	31.12.02	31.12.01	31.12.01

Assets
Liquid assets	3,609	20,215	(82)
Money market paper	33,671	54,384	(38)
Due from banks	265,106	252,226	5
Due from customers	165,938	173,690	(4)
Mortgage loans	117,677	117,706	0
Trading balances in securities and precious metals	199,546	185,306	8
Financial investments	8,377	17,253	(51)
Investments in associated companies	10,275	11,331	(9)
Tangible fixed assets	4,633	5,624	(18)
Accrued income and prepaid expenses	2,342	3,231	(28)
Positive replacement values	249,064	171,798	45
Other assets	3,734	3,725	0

Total assets	1,063,972	1,016,489	5

Total subordinated assets[1]	4,717	4,219	12
Total amounts receivable from Group companies	218,915	213,954	2

Liabilities
Money market paper issued	22,131	52,604	(58)
Due to banks	303,023	303,036	0
Due to customers on savings and deposit accounts	76,687	67,664	13
Other amounts due to customers	274,431	288,684	(5)
Medium-term note issues	4,220	5,213	(19)
Bond issues and loans from central mortgage institutions	67,759	65,471	3
Accruals and deferred income	7,846	8,707	(10)
Negative replacement values	256,278	172,469	49
Other liabilities	3,281	5,795	(43)
Value adjustments and provisions	4,177	3,959	6
Share capital	1,005	3,589	(72)
General statutory reserve	12,392	14,507	(15)
Reserve for own shares	6,623	3,253	104
Other reserves	18,285	16,883	8
Profit brought forward
Profit for the period	5,834	4,655	25

Total liabilities	1,063,972	1,016,489	5

Total subordinated liabilities	13,315	16,444	(19)
Total amounts payable to Group companies	142,139	126,182	13

1 The subordinated assets for 2001 have been restated to include the subordinated traded assets of CHF 2,325 million.

Statement of Appropriation of Retained Earnings

CHF million

The Board of Directors proposes to the Annual General Meeting the following appropriation:

Profit for the financial year 2002 as per the Parent Bank’s Income Statement	5,834

Appropriation to general statutory reserve	232
Appropriation to other reserves	3,237
Proposed dividends	2,365

Total appropriation	5,834

Dividend Distribution

The Board of Directors will recommend to the Annual General Meeting on 16 April 2003 that UBS should pay a dividend of CHF 2.00 per share of CHF 0.80 par value. If the dividend is approved, the payment of CHF 2.00 per share, after deduction of 35% Swiss withholding tax would be made on 23 April 2003 for shareholders who hold UBS shares on 16 April 2003.

UBS AG (Parent Bank)
Notes to the Financial Statements

Notes to the Financial Statements

Accounting and Valuation Principles

The Parent Bank’s accounting and valuation policies are in compliance with Swiss banking law. The accounting and valuation policies are principally the same as for the Group Financial Statements outlined in Note 1: Summary of Significant Accounting Policies. Major differences between the Swiss banking law requirements and International Financial Reporting Standards are described in Note 38 to the Group Financial Statements.

     In addition, the following principles are applied for the Parent Bank:

Treasury shares

Treasury shares is the term used to describe when an enterprise holds its own equity instruments. Under IFRS, treasury shares are presented in the balance sheet as a deduction from equity. No gain or loss is recognized in the income statement on the sale, issuance, acquisition, or cancellation of those shares. Consideration received or paid is presented in the financial statement as a change in equity.
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

Additional Income Statement Information

Net Trading Income

CHF million			% change from
For the year ended	31.12.02	31.12.01	31.12.01

Equities	2,208	2,435	(9)
Fixed income[1]	565	829	(32)
Foreign exchange and other	1,861	1,751	6

Total	4,634	5,015	(8)

1 Includes commodities trading income.

Extraordinary Income and Expenses

Extraordinary income contains CHF 260 million (2001: CHF 87 million) from the sale of subsidiaries and CHF 5 million (2001: CHF 8 million)

from other disposals. Extraordinary expenses consist of immaterial items.

UBS AG (Parent Bank)
Notes to the Financial Statements

Additional Balance Sheet Information

Value Adjustments and Provisions

		Provisions	Recoveries,
		applied in	doubtful
		accordance	interest,	New
		with their	currency	provisions
	Balance at	specified	translation	charged	Balance at
CHF million	31.12.01	purpose	differences	to income	31.12.02

Default risks (credit and country risk)	8,032	(2,451)	(310)	135	5,406
Trading portfolio risks	2,133		(285)	511	2,359
Litigation risks	528	(235)	(39)	191	445
Operational risks	1,264	(630)	(90)	893	1,437
Capital and income taxes	901	(394)	6	766	1,279

Total allowance for general credit losses and other provisions	12,858	(3,710)	(718)	2,496	10,926

Allowances deducted from assets	8,899				6,749

Total provisions as per balance sheet	3,959				4,177

Statement of Shareholders’ Equity

						Total share-
		General	General			holders'
		statutory	statutory			equity
		reserves:	reserves:	Reserves		(before
	Share	Share	Retained	for own	Other	distribution
CHF million	capital	premium	earnings	shares	reserves	of profit)

As at 31.12.00 and 1.1.01	4,444	17,370	677	4,007	16,274	42,772

Par value reduction	(683)				20	(663)
Cancellation of own shares	(184)	(3,815)				(3,999)
Capital increase	12	110				122
Increase in reserves			165		(165)	0
Profit for the period					4,655	4,655
Changes in reserves for own shares				(754)	754	0

As at 31.12.01 and 1.1.02	3,589	13,665	842	3,253	21,538	42,887

Par value reduction	(2,509)				117	(2,392)
Cancellation of own shares	(81)	(2,209)				(2,290)
Capital increase	6	94				100
Increase in reserves						0
Profit for the period					5,834	5,834
Changes in reserves for own shares				3,370	(3,370)	0

As at 31.12.02	1,005	11,550	842	6,623	24,119	44,139

Share Capital

	Par value		Ranking for dividends

As at 31 December 2002	No. of shares	Capital in CHF	No. of shares	Capital in CHF

Issued and paid up	1,256,297,678	1,005,038,142	1,182,262,598	945,810,078

Conditional share capital	9,590,918	7,672,734	0	0

UBS AG (Parent Bank)
Notes to the Financial Statements

Off-Balance Sheet and Other Information

Assets Pledged or Assigned as Security for Own Obligations,
Assets Subject to Reservation of Title

	31.12.02		31.12.01		Change in %

	Book	Effective	Book	Effective	Book	Effective
CHF million	value	liability	value	liability	value	liability

Money market paper	10,475		29,893		(65)
Mortgage loans	808	506	1,239	813	(35)	(38)
Securities	2,495		5,224		(52)

Total	13,778	506	36,356	813	(62)	(38)

Assets are pledged as collateral for securities borrowing and repo transactions, for collateralized credit lines with central banks, loans from mortgage institutions and security deposits relating to stock exchange membership.

Fiduciary Transactions

			% change from
CHF million	31.12.02	31.12.01	31.12.01

Deposits
with other banks	28,865	38,978	(26)
with Group banks	351	532	(34)

Loans and other financial transactions	713	1,042	(32)

Total	29,929	40,552	(26)

Due to UBS Pension Plans, Loans to Corporate Bodies/Related Parties

			% change from
CHF million	31.12.02	31.12.01	31.12.01

Due to UBS pension plans and UBS debt instruments held by pension plans	814	476	71
Securities borrowed from pension plans	2,645	824	221
Loans to directors, senior executives and auditors[1]	28	32	(13)

1 Loans to directors, senior executives and auditors are loans to members of the Board of Directors, the Group Executive Board and the Group’s official auditors under Swiss company law. This also includes loans to companies which are controlled by these natural or legal persons. There are no loans to the auditors.

UBS AG (Parent Bank)
Report of the Statutory Auditors

UBS AG (Parent Bank)
Report of the Capital Increase Auditors

ERNST & YOUNG

Ernst & Young Ltd
Financial Services
Aeschengraben 9
P.O. Box 2149
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the Board of Directors of
UBS AG
P.O. Box
8098 Zurich

Report of the capital increase auditors on the conditional capital increase

Mr Chairman
Gentlemen

As auditors of the capital increase of UBS AG, we have audited the issue of new shares related to employee stock option plans of Paine Webber Group Inc., New York, during the period from 1 January 2002 to 31 December 2002, as prescribed by the law.

The issue of new shares in accordance with the provisions of the articles of association is the responsibility of the Board of Directors. Our responsibility is to audit whether the share issue complies with the law and with the articles of association. We confirm that we meet the legal requirements as to professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance whether the issue of the new shares is free from material error. We have conducted the appropriate audit steps. We believe that our audit provides a sufficient basis for our opinion.

In our opinion, the issue of 1'579'737 new nominal shares with a par value of CHF 2.80 each (before par value reduction on 8 July 2002) and 1'819'132 new nominal shares with a par value of CHF 0.80 comply with the law and the articles of association.

We also confirm that in the reporting period 27'929 options have expired in the employee stock option plans of Paine Webber Group Inc., New York.

Basel, 20 February 2003

Ernst & Young Ltd

Roger K. Perkin
Chartered Accountant

PeterHeckendorn
lic. oec.

Offices in Aarau, Baden, Basel, Berne, Bienne, Chur, Fribourg, Geneva, Kreuzlingen, Lausanne, Lucerne, Lugano, Neuchâtel, Sion, St. Gallen, Zug, Zurich. Member of the Swiss Chamber of Auditors

Additional Disclosure Required
under SEC Regulations

Additional Disclosure Required under SEC Regulations

A	Introduction	195

B	Selected Financial Data	195
	Balance Sheet Data	197
	US GAAP Income Statement Data	198
	US GAAP Balance Sheet Data	199
	Ratio of Earnings to Fixed Charges	199

C	Information on the Company	199
	Property, plant and equipment	199

D	Information Required by Industry Guide 3	200
	Selected statistical information	200
	Average Balances and Interest Rates	200
	Analysis of Changes in Interest Income and Expense	202
	Deposits	204
	Short-term Borrowings	205
	Loans	207
	Loan Maturities	208
	Impaired, Non-performing and Restructured Loans	209
	Cross-Boarder Outstandings	210
	Summary of Movements in Allowances and
	Provisions for Credit Losses	212
	Allocation of the Allowances and
	Provisions for Credit Losses	214
	Loans by industry sector	215
	Loss History Statistics	216

A — Introduction

The following pages contain additional disclosure about UBS Group which is required under SEC regulations.

     Unless otherwise stated, UBS’s Financial Statements have been prepared in accordance with International Financial Reporting Stan-

dards (IFRS) and are denominated in Swiss francs, or CHF, the reporting currency of the Group. Certain financial information has also been presented in accordance with United States Generally Accepted Accounting Principles (US GAAP).

B — Selected Financial Data

The tables below set forth, for the periods and dates indicated, information concerning the noon buying rate for the Swiss franc, expressed in United States dollars, or USD, per one Swiss franc. The noon buying rate is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

     On 28 February 2003 the noon buying rate was 0.7376 USD per 1 CHF.

			Average rate[1]
Year ended 31 December	High	Low	(USD per 1 CHF)	At period end

1998	0.7731	0.6485	0.6894	0.7281
1999	0.7361	0.6244	0.6605	0.6277
2000	0.6441	0.5479	0.5912	0.6172
2001	0.6331	0.5495	0.5910	0.5857
2002	0.7229	0.5817	0.6453	0.7229

Month	High	Low

September 2002	0.6789	0.6578
October 2002	0.6760	0.6605
November 2002	0.6928	0.6714
December 2002	0.7229	0.6736
January 2003	0.7401	0.7135
February 2003	0.7411	0.7275

1 The average of the noon buying rates on the last business day of each full month during the relevant period.

Additional Disclosure Required
under SEC Regulations

B — Selected Financial Data (continued)

CHF million, except where indicated
For the year ended	31.12.02	31.12.01	31.12.00	31.12.99	31.12.98

Income statement data
Interest income	39,963	52,277	51,745	35,604	37,442
Interest expense	29,417	44,236	43,615	29,695	32,424
Net interest income	10,546	8,041	8,130	5,909	5,018
Credit loss (expense)/recovery	(206)	(498)	130	(956)	(951)
Net interest income after credit loss (expense)/recovery	10,340	7,543	8,260	4,953	4,067
Net fee and commission income	18,221	20,211	16,703	12,607	12,626
Net trading income	5,572	8,802	9,953	7,719	3,313
Other income	(12)	558	1,486	3,146	2,241
Operating income	34,121	37,114	36,402	28,425	22,247
Operating expenses	29,577	30,396	26,203	20,532	18,376
Operating profit before tax	4,544	6,718	10,199	7,893	3,871
Tax expense/(benefit)	678	1,401	2,320	1,686	904
Minority interests	(331)	(344)	(87)	(54)	5
Net profit	3,535	4,973	7,792	6,153	2,972
Cost/income ratio (%)[1]	86.2	80.8	72.2	69.9	79.2
Cost/income ratio before goodwill (%)[1,2]	79.0	77.3	70.4	68.7	77.7

Per share data (CHF)
Basic earnings per share[3]	2.92	3.93	6.44	5.07	2.44
Basic earnings per share before goodwill[2,3]	4.73	4.97	7.00	5.35	2.72
Diluted earnings per share[3]	2.87	3.78	6.35	5.02	2.40
Diluted earnings per share before goodwill[2,3]	4.65	4.81	6.89	5.30	2.68
Cash dividends declared per share (CHF)[4]	2.00		1.50	1.83	1.67
Cash dividends declared per share (USD)[4]			0.86	1.10	1.10
Dividend payout ratio (%)[4]	68.49		23.28	36.18	68.21

Rates of return (%)
Return on shareholders’ equity[5]	8.9	11.7	21.5	22.4	10.7
Return on shareholders’ equity before goodwill[2,5]	14.4	14.8	23.4	23.6	12.0
Return on average equity	7.6	10.4	22.0	18.6	9.0
Return on average assets	0.24	0.36	0.70	0.65	0.28

1 Operating expenses/operating income before credit loss expense.   2 The amortization of goodwill and other intangible assets is excluded from the calculation.   3 For EPS calculation, see Note 8 to the Financial Statements.   4 Dividends are normally declared and paid in the year subsequent to the reporting period. In 2000, as part of the arrangements of the acquisition of PaineWebber, a dividend of CHF 1.50 was paid on 5 October 2000 in respect of the nine months ended 30 September 2000. Prior to the merger between Union Bank of Switzerland and Swiss Bank Corporation, each paid dividends in accordance with its own dividend policies. In 2001 a further amount of CHF 1.60 per share was distributed to shareholders in the form of a par value reduction, in respect of 2000. No dividend was paid out for the year 2001. A par value reduction of CHF 2.00 per share was paid on 10 July 2002. A dividend of CHF 2.00 per share will be paid on 23 April 2003, subject to approval by shareholders at the Annual General Meeting. The USD amount per share will be determined on 17 April 2003.   5 Net profit/average Shareholders’ equity excluding dividends.

B — Selected Financial Data (continued)

CHF million, except where indicated
As at	31.12.02	31.12.01	31.12.00	31.12.99	31.12.98

Balance sheet data
Total assets	1,181,118	1,253,297	1,087,552	896,556	861,282
Shareholders’ equity	38,991	43,530	44,833	30,608	28,794
Average equity to average assets (%)	3.14	3.49	3.17	3.52	3.06

Market capitalization	79,448	105,475	112,666	92,642	90,720

Shares
Registered ordinary shares	1,256,297,678	1,281,717,499	1,333,139,187	1,292,679,486	1,289,857,836
Own shares to be delivered	0	0	28,447,788	0	0
Treasury shares	97,181,094	41,254,951	55,265,349	110,621,142	73,370,094

BIS capital ratios
Tier 1 (%)	11.3	11.6	11.7	10.6	9.3
Total BIS (%)	13.8	14.8	15.7	14.5	13.2
Risk-weighted assets	238,790	253,735	273,290	273,107	303,719

Invested assets (CHF billion)	2,037	2,448	2,445	1,744	1,573

Headcount (full-time equivalents)[1]	69,061	69,985	71,076	49,058	48,011

Long-term ratings[2]
Fitch, London	AAA	AAA	AAA	AAA	AAA
Moody’s, New York	AA2	AA2	Aa1	Aa1	Aa1
Standard & Poor’s, New York	AA+	AA+	AA+	AA+	AA+

1 The Group headcount does not include Klinik Hirslanden headcount. Klinik Hirslanden was sold on 5 December 2002.     2 See the UBS Handbook 2002/2003, page 10 to 11 for information about the nature of these ratings.

Balance Sheet Data

CHF million
As at	31.12.02	31.12.01	31.12.00	31.12.99	31.12.98

Assets
Total assets	1,181,118	1,253,297	1,087,552	896,556	861,282
Due from banks	32,468	27,526	29,147	29,907	68,495
Cash collateral on securities borrowed	139,052	162,938	177,857	113,162	91,695
Reverse repurchase agreements	294,086	269,256	193,801	132,391	141,285
Trading portfolio assets	371,436	397,886	315,588	211,932	159,179
Positive replacement values	82,092	73,447	57,875	62,957	90,511
Loans	211,647	226,545	244,842	234,858	247,926

Liabilities
Due to banks	83,178	106,531	82,240	76,365	85,716
Cash collateral on securities lent	36,870	30,317	23,418	12,832	19,171
Repurchase agreements	366,858	368,620	295,513	196,914	137,617
Trading portfolio liabilities	106,453	105,798	82,632	54,638	47,033
Negative replacement values	81,282	71,443	75,923	95,786	125,847
Due to customers	306,876	333,781	310,679	279,960	274,850
Debt issued	129,411	156,218	129,635	120,987	102,310
Shareholders’ equity	38,991	43,530	44,833	30,608	28,794

Additional Disclosure Required
under SEC Regulations

B — Selected Financial Data (continued)

US GAAP Income Statement Data

CHF million
For the year ended	31.12.02	31.12.01	31.12.00	31.12.99	31.12.98

Operating income
Interest income	39,679	51,907	51,565	35,404	29,136
Interest expense	(29,334)	(44,096)	(43,584)	(29,660)	(25,773)

Net interest income	10,345	7,811	7,981	5,744	3,363
Credit loss (expense)/recovery	(206)	(498)	130	(956)	(787)

Net interest income after credit loss (expense)/recovery	10,139	7,313	8,111	4,788	2,576

Net fee and commission income	18,221	20,211	16,703	12,607	8,925
Net trading income	6,031	8,959	8,597	7,174	455
Other income	96	534	1,514	3,182	725

Total operating income	34,487	37,017	34,925	27,751	12,681

Operating expenses
Personnel expenses	18,610	19,713	17,262	12,483	7,938
General and administrative expenses	7,072	7,631	6,813	6,664	6,259
Depreciation of property and equipment	1,613	1,815	1,800	1,619	1,439
Amortization of goodwill	0	2,484	2,018	1,793	936
Amortization of other intangible assets	1,443	298	134	42	28
Restructuring costs	0	112	191	750	1,089

Total operating expenses	28,738	32,053	28,218	23,351	17,689

Operating profit/(loss) before tax and minority interests	5,749	4,964	6,707	4,400	(5,008)

Tax expense/(benefit)	511	1,386	2,183	1,509	(1,339)

Net profit/(loss) before minority interests	5,238	3,578	4,524	2,891	(3,669)

Minority interests	(331)	(344)	(87)	(54)	4
Change in accounting principle: cumulative effect of adoption of “AICPA Audit and Accounting Guide, Audits of Investment Companies” on certain financial investments, net of tax	639	0	0	0	0

Net profit/(loss)	5,546	3,234	4,437	2,837	(3,665)

Note: Certain prior year amounts have been reclassified to conform to the current year’s presentation.

B — Selected Financial Data (continued)

US GAAP Balance Sheet Data

CHF million
As at	31.12.02	31.12.01	31.12.00	31.12.99	31.12.98

Assets
Total assets	1,296,938	1,361,920	1,124,554	893,525	899,589

Due from banks	32,481	27,550	29,182	29,954	68,554
Cash collateral on securities borrowed	139,073	162,566	177,857	113,162	91,695
Reverse repurchase agreements	294,086	269,256	193,801	132,391	141,285
Trading portfolio assets	441,845	455,406	318,788	228,230	178,130
Positive replacement values[1]	83,757	73,474	57,775	62,294	90,520
Loans	211,755	226,747	245,214	235,401	248,657
Goodwill	28,127	29,255	31,016	21,163	21,455
Other intangible assets	1,222	4,510	4,710	265	252
Other assets	21,314	36,972	27,955	18,717	29,398

Liabilities
Due to banks	83,178	106,531	82,240	76,363	85,716
Cash collateral on securities lent	36,870	30,317	23,418	12,832	19,127
Repurchase agreements	366,858	368,620	295,513	173,840	136,824
Trading portfolio liabilities	117,721	119,528	87,832	52,658	47,772
Obligation to return securities received as collateral	16,308	10,931	0	0	0
Negative replacement values[1]	132,354	116,666	75,423	95,004	125,857
Due to customers	306,872	333,766	310,686	279,971	274,861
Accrued expenses and deferred income	15,330	17,289	21,038	12,040	11,232
Debt issued	129,527	156,462	129,750	120,704	101,973
Shareholders’ equity	55,576	59,282	62,960	51,833	54,761

1 Positive and negative replacement values represent the fair value of derivative instruments.
Note: 2001 amounts have been adjusted to reflect the treatment of reverse repurchase, repurchase, securities borrowing and securities lending transactions on a consistent basis. See Note 39.4.4 for details.

Ratio of Earnings to Fixed Charges

The following table sets forth UBS AG’s ratio of earnings to fixed charges, for the periods indicated. Ratios of earnings to combined fixed charges and preferred stock dividends requirements are not presented as there were no preferred share dividends in any of the periods indicated.

For the year ended	31.12.02	31.12.01	31.12.00	31.12.99	31.12.98

IFRS[1]	1.14	1.14	1.23	1.25	1.11
US GAAP[1,2]	1.18	1.10	1.15	1.14	0.80

1 The ratio is provided using both IFRS and US GAAP values, since the ratio is materially different under the two accounting standards.   2 The deficiency in the coverage of fixed charges by earnings before fixed charges at 31 December 1998 was CHF 5,319 million.

C — Information on the Company

Property, Plant and Equipment

At 31 December 2002, UBS operated about 1,800 offices and branches worldwide, of which about 47% were in Switzerland, 10% in the rest of Europe, 40% in the Americas and 2% in Asia.
     28% of the offices and branches in Switzer-land were owned directly by UBS with the remainder, along with most of UBS’s offices outside Switzerland, being held under commercial leases.

     These premises are subject to continuous maintenance and upgrading and are considered suitable and adequate for our current and anticipated operations.

Additional Disclosure Required under SEC Regulations

D — Information Required by Industry Guide 3

Selected Statistical Information

The tables below set forth selected statistical information regarding the Group’s banking operations extracted from the Financial Statements. Unless otherwise indicated, average balances for the year ended 31 December 2002, 31 December 2001 and 31 December 2000 are calculated from monthly data. Certain prior year balances and figures have been reclassified to conform to current year presentation. The distinction between domestic and foreign is generally based on the booking location. For loans, this method is not significantly different from an analysis based on the domicile of the borrower.

D — Information Required by Industry Guide 3 (continued)

Average Balances and Interest Rates

The following table sets forth average interest-earning assets and average interest-bearing liabilities, along with the average rates, for the years ended 31 December 2002, 2001 and 2000.

	31.12.02			31.12.01			31.12.00

	Average		Average	Average		Average	Average		Average
CHF million, except where indicated	balance	Interest	rate (%)	balance	Interest	rate (%)	balance	Interest	rate (%)

Assets
Due from banks
Domestic	12,534	388	3.1	11,753	1,055	9.0	13,366	1,273	9.5
Foreign	17,603	634	3.6	15,528	1,823	11.7	16,994	2,280	13.4
Cash collateral on securities borrowed and reverse repurchase agreements
Domestic	5,471	235	4.3	7,868	563	7.2	8,383	558	6.7
Foreign	573,576	10,949	1.9	474,295	17,774	3.7	348,395	18,530	5.3
Trading portfolio assets
Domestic	7,812	269	3.4	12,940	307	2.4	20,800	244	1.2
Foreign — taxable	373,810	16,714	4.5	332,126	16,183	4.9	255,399	11,560	4.5
Foreign — non-taxable	1,720	31	1.8	1,450	42	2.9	1,206	38	3.2
Foreign — total	375,530	16,745	4.5	333,576	16,225	4.9	256,605	11,598	4.5
Loans
Domestic	170,641	6,987	4.1	177,404	8,017	4.5	181,646	10,985	6.0
Foreign	55,199	1,789	3.2	72,176	3,090	4.3	67,528	3,813	5.6
Financial investments
Domestic	3,794	60	1.6	4,598	90	2.0	3,440	105	3.1
Foreign — taxable	8,781	105	1.2	39,252	363	0.9	22,529	297	1.3
Foreign — non-taxable	0	0	0.0	0	0	0.0	0	0	0.0
Foreign — total	8,781	105	1.2	39,252	363	0.9	22,529	297	1.3

Total interest-earning assets	1,230,941	38,161	3.1	1,149,390	49,307	4.3	939,686	49,683	5.3
Net interest on swaps		1,802			2,970			2,062

Interest income and average interest-earning assets	1,230,941	39,963	3.2	1,149,390	52,277	4.5	939,686	51,745	5.5
Non-interest-earning assets
Positive replacement values	190,063			153,687			135,762
Fixed assets	12,532			13,376			9,660
Other	53,293			46,954			32,925

Total average assets	1,486,829			1,363,407			1,118,033

D — Information Required by Industry Guide 3 (continued)

Average Balances and Interest Rates (continued)

	31.12.02			31.12.01			31.12.00

	Average		Average	Average		Average	Average		Average
CHF million, except where indicated	balance	Interest	rate (%)	balance	Interest	rate (%)	balance	Interest	rate (%)

Liabilities and Equity
Due to banks
Domestic	28,625	452	1.6	36,260	1,424	3.9	31,133	2,397	7.7
Foreign	60,621	1,362	2.2	61,642	3,506	5.7	57,258	3,758	6.6
Cash collateral on securities lent and repurchase agreements
Domestic	18,382	355	1.9	13,147	600	4.6	12,700	478	3.8
Foreign	523,375	9,726	1.9	415,121	13,917	3.4	284,220	14,437	5.1
Trading portfolio liabilities
Domestic	3,239	146	4.5	2,526	1	0.0	1,078	4	0.4
Foreign	109,013	8,220	7.5	94,597	7,814	8.3	66,597	5,305	8.0
Due to customers
Domestic — demand deposits	42,484	435	1.0	41,664	715	1.7	44,403	595	1.3
Domestic — savings deposits	71,465	625	0.9	66,089	716	1.1	72,207	781	1.1
Domestic — time deposits	27,646	447	1.6	31,261	989	3.2	27,199	826	3.0
Domestic — total	141,595	1,507	1.1	139,014	2,420	1.7	143,809	2,202	1.5
Foreign[1]	172,650	3,062	1.8	187,783	6,738	3.6	143,432	7,303	5.1
Short-term debt
Domestic	69	0	0.0	69	0	0.0	79	0	0.0
Foreign	91,616	1,915	2.1	96,184	4,227	4.4	78,075	4,338	5.6
Long-term debt
Domestic	10,082	433	4.3	12,754	587	4.6	15,490	778	5.0
Foreign	46,930	2,239	4.8	43,798	3,002	6.9	38,020	2,615	6.9

Total interest-bearing liabilities	1,206,197	29,417	2.4	1,102,895	44,236	4.0	871,891	43,615	5.0
Non-interest-bearing liabilities
Negative replacement values	192,659			165,220			157,668
Other	41,297			47,676			53,049

Total liabilities	1,440,153			1,315,791			1,082,608
Shareholders’ equity	46,676			47,616			35,425

Total average liabilities and shareholders’ equity	1,486,829			1,363,407			1,118,033
Net interest income		10,546			8,041			8,130
Net yield on interest-earning assets			0.9			0.7			0.9

lDue to customers in foreign offices consists mainly of time deposits.

The percentage of total average interest-earning assets attributable to foreign activities was 84% for 2002 (81% for 2001 and 76% for 2000). The percentage of total average interest-bearing liabilities attributable to foreign activities was 83% for 2002 (82% for 2001 and 77% for 2000).

     All assets and liabilities are translated into CHF at uniform month-end rates. Interest income and expense are translated at monthly average rates.

     Average rates earned and paid on assets and liabilities can change from period to period based on the changes in interest rates in general, but are also affected by changes in the currency mix included in the assets and liabilities. This is especially true for foreign assets and liabilities. Tax-exempt income is not recorded on a tax-equivalent basis. For all three years presented, tax-exempt income is considered to be insignificant and therefore the impact from such income is negligible.

Additional Disclosure Required
under SEC Regulations

D — Information Required by Industry Guide 3 (continued)

Analysis of Changes in Interest Income and Expense

The following tables allocate, by categories of interest-earning assets and interest-bearing liabilities, the changes in interest income and expense due to changes in volume and interest rates for the year ended 31 December 2002 compared to the year ended 31 December 2001, and for the year ended 31 December 2001 compared to the year ended 31 December 2000. Volume and rate variances have been calculated on movements in average balances and changes in interest rates. Changes due to a combination of volume and rates have been allocated proportionally. Refer to page 209 of Industry Guide 3 for a discussion of the treatment of impaired, non-performing and restructured loans.

	2002 compared to 2001			2001 compared to 2000

	Increase/(decrease)			Increase/(decrease)
	due to changes in			due to changes in

	Average	Average	Net	Average	Average	Net
CHF million	volume	rate	change	volume	rate	change

Interest income from interest-earning assets
Due from banks
Domestic	70	(737)	(667)	(153)	(65)	(218)
Foreign	243	(1,432)	(1,189)	(196)	(261)	(457)
Cash collateral on securities borrowed and reverse repurchase agreements
Domestic	(173)	(155)	(328)	(35)	40	5
Foreign	3,673	(10,498)	(6,825)	6,673	(7,429)	(756)
Trading portfolio assets
Domestic	(123)	85	(38)	(94)	157	63
Foreign — taxable	2,043	(1,512)	531	3,456	1,167	4,623
Foreign — non-taxable	8	(19)	(11)	8	(4)	4
Foreign — total	2,051	(1,531)	520	3,464	1,163	4,627
Loans
Domestic	(304)	(726)	(1,030)	(255)	(2,713)	(2,968)
Foreign	(730)	(571)	(1,301)	260	(983)	(723)
Financial investments
Domestic	(16)	(14)	(30)	36	(51)	(15)
Foreign — taxable	(274)	16	(258)	217	(151)	66
Foreign — non-taxable	0	0	0	0	0	0
Foreign — total	(274)	16	(258)	217	(151)	66

Interest income
Domestic	(546)	(1,547)	(2,093)	(501)	(2,632)	(3,133)
Foreign	4,963	(14,016)	(9,053)	10,418	(7,661)	2,757

Total interest income from interest-earning assets	4,417	(15,563)	(11,146)	9,917	(10,293)	(376)
Net interest on swaps			(1,168)			908

Total interest income			(12,314)			532

D — Information Required by Industry Guide 3 (continued)

Analysis of Changes in Interest Income and Expense (continued)

	2002 compared to 2001			2001 compared to 2000

	Increase/(decrease)			Increase/(decrease)
	due to changes in			due to changes in

	Average	Average	Net	Average	Average	Net
CHF million	volume	rate	change	volume	rate	change

Interest expense on interest-bearing liabilities
Due to banks
Domestic	(298)	(674)	(972)	395	(1,368)	(973)
Foreign	(58)	(2,086)	(2,144)	289	(541)	(252)
Cash collateral on securities lent and repurchase agreements
Domestic	241	(486)	(245)	17	105	122
Foreign	3,681	(7,872)	(4,191)	6,676	(7,196)	(520)
Trading portfolio liabilities
Domestic	0	145	145	6	(9)	(3)
Foreign	1,197	(791)	406	2,240	269	2,509
Due to customers
Domestic — demand deposits	14	(294)	(280)	(36)	156	120
Domestic — savings deposits	59	(150)	(91)	(67)	2	(65)
Domestic — time deposits	(116)	(426)	(542)	31	132	163
Domestic — total	(43)	(870)	(913)	(72)	290	218
Foreign	(545)	(3,131)	(3,676)	2,262	(2,827)	(565)
Short-term debt
Domestic	0	0	0	0	0	0
Foreign	(201)	(2,111)	(2,312)	1,014	(1,125)	(111)
Long-term debt
Domestic	(123)	(31)	(154)	(137)	(54)	(191)
Foreign	216	(979)	(763)	419	(32)	387

Interest expense
Domestic	(223)	(1,916)	(2,139)	209	(1,036)	(827)
Foreign	4,290	(16,970)	(12,680)	12,900	(11,452)	1,448

Total interest expense	4,067	(18,886)	(14,819)	13,109	(12,488)	621

Additional Disclosure Required
under SEC Regulations

D — Information Required by Industry Guide 3 (continued)

Deposits

The following table analyzes average deposits and the average rates on each deposit category listed below for the years ended 31 December 2002, 2001 and 2000. The geographic allocation is based on the location of the office or branch where the deposit is made. Deposits by foreign depositors in domestic offices were CHF 43,914 million, CHF 54,095 million and CHF 45,815 million at 31 December 2002, 31 December 2001 and 31 December 2000, respectively.

	31.12.02		31.12.01		31.12.00

	Average	Average	Average	Average	Average	Average
CHF million, except where indicated	deposit	rate (%)	deposit	rate (%)	deposit	rate (%)

Banks
Domestic offices
Demand deposits	3,524	0.7	3,741	1.2	4,649	1.9
Time deposits	9,010	1.7	8,012	4.2	8,717	8.7

Total domestic offices	12,534	1.4	11,753	3.3	13,366	6.3

Foreign offices
Interest-bearing deposits[1]	17,603	2.2	15,528	5.7	16,994	6.6

Total due to banks	30,137	1.9	27,281	4.6	30,360	6.5

Customer accounts
Domestic offices
Demand deposits	42,484	1.0	41,664	1.7	44,403	1.3
Savings deposits	71,465	0.9	66,089	1.1	72,207	1.1
Time deposits	27,646	1.6	31,261	3.2	27,199	3.0

Total domestic offices	141,595	1.1	139,014	1.7	143,809	1.5

Foreign offices
Interest bearing deposits[1]	172,650	1.8	187,783	3.6	143,432	5.1

Total due to customers	314,245	1.5	326,797	2.8	287,241	3.3

1Mainly time deposits.

At 31 December 2002, the maturity of time deposits exceeding CHF 150,000, or an equivalent amount in other currencies, was as follows:

CHF million	Domestic	Foreign

Within 3 months	27,456	110,053
3 to 12 months	8,202	26,821
1 to 5 years	768	2,766
Over 5 years	44	859

Total time deposits	36,470	140,499

D — Information Required by Industry Guide 3 (continued)

Short-term Borrowings

The following table presents our period-end, average and maximum month-end outstanding amounts for short-term borrowings, along with the average rates and period-end rates at and for the years ended 31 December 2002, 2001 and 2000.

	Money market paper issued			Due to banks			Repurchase agreements[1]

CHF million, except where indicated	31.12.02	31.12.01	31.12.00	31.12.02	31.12.01	31.12.00	31.12.02	31.12.01	31.12.00

Period-end balance	72,800	99,006	74,780	48,780	77,312	51,245	464,020	462,316	330,857
Average balance	91,685	96,253	78,154	59,109	70,621	58,031	509,572	400,648	278,601
Maximum month-end balance	108,463	117,022	89,821	77,312	85,808	73,355	593,786	502,578	342,427
Average interest rate during the period (%)	2.1	4.4	5.6	3.1	7.0	7.0	1.8	3.2	4.8
Average interest rate at period-end (%)	1.5	2.6	6.0	2.0	2.2	4.1	1.7	2.9	4.8

1For the purpose of this disclosure, balances are presented on a gross basis.

Additional Disclosure Required under SEC Regulations

D — Information Required by Industry Guide 3 (continued)

Contractual Maturities of the Investments in Debt Instruments

Due to the adoption of IAS 39, Financial investments, available for sale, are reported at fair value from 1 January 2001. 31 December 2000 amounts have not been restated.

	Within 1 year		1 - 5 years		5 - 10 years		Over 10 years

CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2002[1]
Swiss national government and agencies	0	0.00	7	4.88	8	3.86	1	4.00
Swiss local governments	8	4.02	30	3.94	4	3.59	0	0.00
US Treasury and agencies	0	0.00	0	0.00	0	0.00	0	0.00
Foreign governments and official institutions	35	4.63	45	3.13	1	6.12	0	0.00
Corporate debt securities	675	2.23	249	2.64	19	3.41	21	8.02
Mortgage-backed securities	4	2.25	15	3.97	4	4.03	0	0.00
Other debt securities	1	4.77	48	2.65	0	0.00	0	0.00

Total fair value	723		394		36		22

1Money market papers have contractual maturities of less than one year.

	Within 1 year		1 - 5 years		5 - 10 years		Over 10 years

CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2001[1]
Swiss national government and agencies	9	5.26	10	4.50	16	3.43	1	4.00
Swiss local governments	3	4.36	38	3.90	4	3.59	0	0.00
US Treasury and agencies	0	0.00	24	4.38	8	5.15	0	0.00
Foreign governments and official institutions	5,014	0.97	5,048	1.01	27	2.88	0	0.00
Corporate debt securities	63	4.53	1,102	4.59	30	3.22	23	15.37[2]
Mortgage-backed securities	0	0.00	5	5.41	0	0.00	0	0.00
Other debt securities	2	4.77	87	3.91	28	3.56	0	0.00

Total fair value	5,091		6,314		113		24

1Money market papers have contractual maturities of less than one year.      2The yield presented is the current contractual yield based on current market rates at 31 December 2001, but may not represent the yield through maturity since this is a floating rate debt instrument.

	Within 1 year		1 - 5 years		5 - 10 years		Over 10 years

CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2000
Swiss national government and agencies	2	6.90	16	5.13	16	6.45	0	0.00
Swiss local governments	1	6.11	27	5.19	18	4.43	0	0.00
US Treasury and agencies	0	0.00	0	0.00	0	0.00	0	0.00
Foreign governments and official institutions	2,451	1.62	1,236	1.80	1,165	0.85	0	0.00
Corporate debt securities	16	5.20	917	6.02	206	2.21	0	0.00
Mortgage-backed securities	20	6.02	5	6.54	22	14.46	0	0.00
Other debt securities	21	6.57	56	4.33	11	3.68	0	0.00

Total amortized cost	2,511		2,257		1,438		0

Total market value	2,514		2,272		1,434		0

D — Information Required by Industry Guide 3 (continued)

Loans

Loans are widely dispersed over industry sectors both within and outside of Switzerland. With the exceptions of private households (foreign and domestic) and banks and financial institutions outside Switzerland and real estate and rentals in Switzerland, there is no material concentration of loans. For further discussion of the loan portfolio, see the UBS Handbook 2002/2003. The following table illustrates the diversification of the loan portfolio among industry sectors at 31 December 2002, 2001, 2000, 1999 and 1998. The industry categories presented are consistent with the classification of loans for reporting to the Swiss Federal Banking Commission and Swiss National Bank.

CHF million	31.12.02	31.12.01	31.12.00	31.12.99	31.12.98

Domestic
Banks	1,029	1,533	2,896	5,802	4,543
Construction	2,838	3,499	4,870	6,577	7,897
Financial institutions	4,301	5,673	5,725	9,387	10,240
Hotels and restaurants	2,655	2,950	3,526	4,259	4,129
Manufacturing[1]	7,237	8,686	9,577	11,377	13,505
Private households	95,295	93,746	91,667	93,846	97,664
Public authorities	5,529	5,222	5,658	5,277	5,858
Real estate and rentals	13,573	14,992	16,673	19,835	21,231
Retail and wholesale	7,172	8,674	9,635	10,904	8,912
Services[2]	10,237	12,161	11,767	14,862	11,582
Other[3]	1,738	1,860	2,651	1,818	1,662

Total domestic	151,604	158,996	164,645	183,944	187,223

Foreign[4]
Banks	31,882	26,728	27,168	24,983	65,000
Chemicals	519	1,080	1,423
Construction	153	266	773
Electricity, gas and water supply	1,105	977	1,584
Financial institutions	18,378	14,458	20,348
Manufacturing[5]	2,300	4,258	4,596
Mining	868	1,313	2,070
Private households	33,063	25,619	29,470
Public authorities	2,628	6,454	11,754
Real estate and rentals	616	10,227	5,077
Retail and wholesale	1,367	1,732	1,862
Services	1,654	4,786	1,585
Transport, storage and communication	676	2,117	993
Other[6]	2,557	2,973	11,168	69,087	78,741

Total foreign	97,766	102,988	119,871	94,070	143,741

Total gross	249,370	261,984	284,516	278,014	330,964

1Includes chemicals, food and beverages.     2Includes transportation, communication, health and social work, education and other social and personal service activities.     3Includes mining and electricity, gas and water supply.     4For the years prior to the year 2000, no detailed industry classifications are available.     5Includes food and beverages.      6Includes hotels and restaurants.

Additional Disclosure Required
under SEC Regulations

D — Information Required by Industry Guide 3 (continued)

Loans (continued)

The following table analyzes the Group’s mortgage portfolio by geographic origin of the client and type of mortgage at 31 December 2002, 2001, 2000, 1999 and 1998. Mortgages are included in the industry categories mentioned above.

CHF million	31.12.02	31.12.01	31.12.00	31.12.99	31.12.98

Mortgages
Domestic	116,359	116,628	116,348	126,677	138,306
Foreign	11,510	9,583	4,206	1,310	2,479

Total gross mortgages	127,869	126,211	120,554	127,987	140,785

Mortgages
Residential	108,779	101,969	96,181	91,408	106,093
Commercial	19,090	24,242	24,373	36,579	34,692

Total gross mortgages	127,869	126,211	120,554	127,987	140,785

Loan Maturities

The following table discloses loans by maturity at 31 December 2002. The determination of maturities is based on contract terms. Information on interest rate sensitivities can be found in Note 29 to the UBS Group Financial Statements.

CHF million	Within 1 year	1 to 5 years	Over 5 years	Total

Domestic
Banks	969	60	0	1,029
Mortgages	57,875	55,676	2,808	116,359
Other loans	24,905	7,534	1,777	34,216

Total domestic	83,749	63,270	4,585	151,604

Foreign
Banks	31,285	373	224	31,882
Mortgages	10,711	688	111	11,510
Other loans	52,447	1,492	435	54,374

Total foreign	94,443	2,553	770	97,766

Total gross loans	178,192	65,823	5,355	249,370

D — Information Required by Industry Guide 3 (continued)

Impaired, Non-performing and Restructured Loans

A loan is classified as impaired if the book value of the claim exceeds the present value of the cash flows actually expected in future periods — interest payments, scheduled principal repayments or other payments due (for example on derivative transactions), and including liquidation of collateral where available. Impaired obligations are thus obligations where losses are foreseeable. An allowance for credit loss is then made with respect to the loan in question. Impaired loans include non-performing loans, for which the contractual payments of principal, interest or commission are overdue by 90 days. When loans are classified as non-performing, the recognition of interest or commission income ceases according to the original terms of the loan agreement. Allowances are provided for non-performing loans to reflect their net estimated recoverable amount.

     The gross interest income that would have been recorded on non-performing loans was CHF 201 million for the year ended 31 December 2002, CHF 336 million for the year ended 31 December 2001 and CHF 182 million for the year ended 31 December 2000. The amount of interest income that was included in net income for those loans was CHF 174 million for the year ended 31 December 2002 and CHF 201 million for the year ended 31 December 2001. There was no interest income recorded in net income for non-performing loans in 2000. The table below provides an analysis of the Group’s non-performing loans, for further information see the UBS Handbook 2002/2003.

CHF million	31.12.02	31.12.01	31.12.00	31.12.99	31.12.98

Non-performing loans:
Domestic	4,609	6,531	7,588	11,435	14,023
Foreign	1,420	2,108	2,864	1,638	2,091

Total non-performing loans	6,029	8,639	10,452	13,073	16,114

Foreign restructured loans[1]			179	287	449

1 Include only performing foreign restructured loans. UBS does not, as a matter of policy, typically restructure loans to accrue interest at rates different from the original contractual terms or reduce the principal amount of loans. Instead, specific loan allowances are established as necessary. Unrecognized interest related to foreign restructured loans was not material to the results of operations during these periods.

In addition to the non-performing loans shown above, the Group had CHF 4,336 million, CHF 5,990 million, CHF 8,042 million and CHF 9,383 million in “other impaired loans” for the years ended 31 December 2002, 2001, 2000 and 1999, respectively. These are loans that are current, or less than 90 days in arrears, with respect to payment of principal or interest; however, the Group’s credit officers have expressed doubts as to the ability of the borrowers to repay the loans. As at 31 December 2002 specific allowances of CHF 1,407 million had been established against these loans.

Additional Disclosure Required
under SEC Regulations

D — Information Required by Industry Guide 3 (continued)

Cross-Border Outstandings

Cross-border outstandings consist of general banking products such as loans (including unutilized commitments) and deposits with third parties, credit equivalents of over the counter (OTC) derivatives and repurchase agreements, and the market value of the inventory of securities. Outstandings are monitored and reported on an ongoing basis by the credit risk management and control organization with a dedicated country risk information system. With the exception of the 32 most developed economies, these exposures are rigorously limited.

     Claims that are secured by third-party guarantees are recorded against the guarantor’s country of domicile. Outstandings that are secured by collateral are recorded against the country where the asset could be liquidated. This follows the “Guidelines for the Management of Country Risk”, which are applicable to all banks that are supervised by the Swiss Federal Banking Commission.

     The following tables list those countries for which cross-border outstandings exceeded 0.75% of total assets at 31 December 2002, 2001 and 2000. At 31 December 2002, there were no outstandings that exceeded 0.75% of total assets in any country currently facing liquidity problems that the Group expects would materially affect the country’s ability to service its obligations.

     For more information on cross-border exposure, see the UBS Handbook 2002/2003.

D — Information Required by Industry Guide 3 (continued)

	31.12.02

	Banking products
			Traded	Tradable		% of total
CHF million	Banks	Non-banks	products[1]	assets[2]	Total	assets

United States	1,083	698	27,617	95,046	124,444	10.5
Germany	2,590	4,732	13,101	9,104	29,527	2.5
Italy	1,139	296	7,229	14,852	23,516	2.0
United Kingdom	4,161	606	5,437	12,106	22,310	1.9
France	2,077	1,805	5,710	11,403	20,995	1.8
Australia	133	535	4,514	6,651	11,833	1.0
Canada	130	872	4,964	5,115	11,081	0.9
Japan	312	88	1,766	7,816	9,982	0.8
Cayman Islands	7	1,175	5,054	3,387	9,623	0.8
Netherlands	289	1,548	4,110	3,313	9,260	0.8

	31.12.01

	Banking products

			Traded	Tradable		% of total
CHF million	Banks	Non-banks	products[1]	assets[2]	Total	assets

United States	2,360	1,284	31,129	114,615	149,388	11.9
United Kingdom	2,483	543	9,128	27,754	39,908	3.2
Germany	3,605	6,395	11,962	11,755	33,717	2.7
Japan	640	770	4,442	22,995	28,847	2.3
Italy	1,086	498	11,628	11,180	24,392	1.9
France	159	2,043	4,114	8,052	14,368	1.1
Canada	114	950	5,220	8,038	14,322	1.1
Netherlands	1,834	2,414	6,126	3,110	13,484	1.1

	31.12.00

	Banking products

			Traded	Tradable		% of total
CHF million	Banks	Non-banks	products[1]	assets[2]	Total	assets

United States	1,826	958	21,796	64,077	88,657	8.2
Japan	123	895	6,378	58,779	66,175	6.1
United Kingdom	1,795	1,224	9,037	22,440	34,496	3.2
Germany	2,686	3,720	13,198	5,085	24,689	2.3
Italy	1,293	931	3,629	9,700	15,553	1.4
France	1,085	1,900	3,956	5,987	12,928	1.2
Netherlands	910	1,480	6,092	3,803	12,285	1.1
Australia	27	370	3,113	7,508	11,018	1.0

1Traded products consist of derivative instruments and repurchase agreements. In 2002, 2001 and 2000 unsecured OTC derivatives exposure is reported based on the Potential Credit Exposure measurement methodology and is therefore not directly comparable to the exposures in the prior years, which were measured based on Gross Replacement Values plus Add-on. 2Tradable assets consist of equity and fixed income financial instruments held for trading purposes, which are marked to market on a daily basis and private equity investments at the lower of book or market value.

Additional Disclosure Required
under SEC Regulations

D — Information Required by Industry Guide 3 (continued)

Summary of Movements in Allowances and Provisions for Credit Losses

The following table provides an analysis of movements in allowances and provisions for credit losses.

     As a result of Swiss bankruptcy laws, banks write-off loans against allowances only upon final settlement of bankruptcy proceedings, the sale of the underlying assets and/or in case of debt forgiveness. Under Swiss law, a creditor can continue to collect from a debtor who has emerged from bankruptcy, unless the debt has been forgiven through a formal agreement.

CHF million	31.12.02	31.12.01	31.12.00	31.12.99	31.12.98

Balance at beginning of year	8,218	10,581	13,398	14,978	16,213
Write-offs
Domestic
Banks	0	0	0	(4)	(2)
Construction	(148)	(248)	(261)	(296)	(228)
Financial institutions	(103)	(51)	(178)	(92)	(66)
Hotels and restaurants	(48)	(52)	(193)	(137)	(98)
Manufacturing[1]	(275)	(109)	(264)	(242)	(214)
Private households	(536)	(1,297)	(640)	(598)	(534)
Public authorities	0	0	0	0	(2)
Real estate and rentals	(357)	(317)	(729)	(823)	(610)
Retail and wholesale	(101)	(115)	(160)	(210)	(178)
Services[2]	(155)	(93)	(227)	(315)	(116)
Other[3]	(49)	(46)	(30)	(41)	(15)

Total domestic write-offs	(1,772)	(2,328)	(2,682)	(2,758)	(2,063)

Foreign[4]
Banks	(49)	(24)	(15)
Chemicals	0	(2)	0
Construction	0	(10)	(13)
Electricity, gas and water supply	(36)	(63)	(3)
Financial institutions	(228)	(74)	(33)
Manufacturing[5]	(70)	(119)	(11)
Mining	(1)	(304)	0
Private households	(65)	(5)	0
Public authorities	(1)	0	(4)
Real estate and rentals	(2)	(1)	0
Retail and wholesale	(10)	0	(160)
Services	(39)	(30)	(8)
Transport, storage and communication	(74)	0	(11)
Other[6]	(189)	(48)	(55)

Total foreign write-offs	(764)	(680)	(313)	(517)	(261)

Total write-offs	(2,536)	(3,008)	(2,995)	(3,275)	(2,324)

Recoveries
Domestic	43	58	124	54	59
Foreign	27	23	39	11	0

Total recoveries	70	81	163	65	59

Net write-offs	(2,466)	(2,927)	(2,832)	(3,210)	(2,265)

Credit loss expense/(recovery)	206	498	(130)	956	951
Other adjustments[7]	(337)	66	145	674	79

Balance at end of year	5,621	8,218	10,581	13,398	14,978

1Includes chemicals, food and beverages.     2Includes transportation, communication, health and social work, education and other social and personal service activities.     3Includes mining and electricity, gas and water supply.     4For years prior to 2000, no detailed industry classifications are available.     5Includes food and beverages.     6Includes hotels and restaurants.     7See the following table for details.

D — Information Required by Industry Guide 3 (continued)

Summary of Movements in Allowances and Provisions for Credit Losses (continued)

CHF million	31.12.02	31.12.01	31.12.00	31.12.99	31.12.98

Doubtful interest	0	0	182	409	423
Net foreign exchange	(269)	44	23	351	(98)
Subsidiaries sold and other	(68)	22	(60)	(86)	(246)

Total adjustments	(337)	66	145	674	79

Additional Disclosure Required
under SEC Regulations

D — Information Required by Industry Guide 3 (continued)

Allocation of the Allowances and Provisions for Credit Losses

The following table provides an analysis of the allocation of the allowances and provisions for credit loss by industry sectors and geographic location at 31 December 2002, 2001, 2000, 1999 and 1998. For a description of procedures with respect to allowances and provisions for credit losses, see the UBS Handbook 2002/2003.

CHF million	31.12.02	31.12.01	31.12.00	31.12.99	31.12.98

Domestic
Banks	10	34	0	41	49
Construction	265	467	843	1,247	1,671
Financial institutions	89	262	328	342	668
Hotels and restaurants	286	346	454	690	657
Manufacturing[1]	458	722	863	1,223	1,331
Private households	750	1,082	1,570	2,350	2,741
Public authorities	39	37	0	40	107
Real estate and rentals	577	1,067	1,635	2,696	3,333
Retail and wholesale	315	395	629	779	825
Services[2]	470	448	419	934	766
Other[3]	315	165	413	141	71

Total domestic	3,574	5,025	7,154	10,483	12,219

Foreign[4]
Banks[5]	24	39	32
Chemicals	5	5	0
Construction	6	0	11
Electricity, gas and water supply	96	88	107
Financial institutions	153	420	262
Manufacturing[6]	314	653	547
Mining	148	169	586
Private households	58	103	72
Public authorities	0	0	0
Real estate and rentals	6	9	82
Retail and wholesale	13	0	41
Services	262	414	126
Transport, storage and communication	144	45	2
Other[7]	82	242	267

Total foreign, net of country provisions	1,311	2,187	2,135	1,539	1,309

Country provisions	736	1,006	1,292	1,376	1,450

Total foreign[8]	2,047	3,193	3,427	2,915	2,759

Total allowances and provisions for credit losses	5,621	8,218	10,581	13,398	14,978

1Includes chemicals, food and beverages.     2Includes transportation, communication, health and social work, education and other social and personal service activities.     3Includes mining and electricity, gas and water supply.     4For years prior to 2000, no detailed industry classifications are available.     5Counterparty allowances and provisions only. Country provisions with banking counterparties amounting to CHF 409 million are disclosed under country provisions.     6Includes food and beverages.     7Includes hotels and restaurants.     8The 2002, 2001, 2000, 1999 and 1998 amounts include CHF 366 million, CHF 305 million, CHF 54 million, CHF 149 million and CHF 435 million respectively of provisions and for unused commitments and contingent liabilities.

D — Information Required by Industry Guide 3 (continued)

Loans by industry sector

The following table presents the percentage of loans in each industry sector and geographic location to total loans. This table can be read in conjunction with the preceding table showing the breakdown of the allowances and provisions for credit losses by industry sectors to evaluate the credit risks in each of the categories.

in %	31.12.02	31.12.01	31.12.00	31.12.99	31.12.98

Domestic
Banks	0.4	0.6	1.0	2.1	1.4
Construction	1.1	1.3	1.7	2.4	2.4
Financial institutions	1.7	2.2	2.0	3.4	3.1
Hotels and restaurants	1.1	1.1	1.2	1.5	1.2
Manufacturing[1]	2.9	3.3	3.4	4.1	4.1
Private households	38.2	35.8	32.2	33.8	29.5
Public authorities	2.2	2.0	2.0	1.9	1.8
Real estate and rentals	5.5	5.7	5.9	7.1	6.4
Retail and wholesale	2.9	3.3	3.4	3.9	2.7
Services[2]	4.1	4.6	4.1	5.3	3.5
Other[3]	0.7	0.8	1.0	0.7	0.5

Total domestic	60.8	60.7	57.9	66.2	56.6

Foreign[4]
Banks	12.8	10.2	9.5	9.0	19.6
Chemicals	0.2	0.4	0.5
Construction	0.1	0.1	0.3
Electricity, gas and water supply	0.4	0.4	0.6
Financial institutions	7.4	5.5	7.2
Manufacturing[5]	0.9	1.6	1.6
Mining	0.3	0.5	0.7
Private households	13.3	9.8	10.4
Public authorities	1.1	2.5	4.1
Real estate and rentals	0.2	3.9	1.8
Retail and wholesale	0.5	0.7	0.7
Services	0.7	1.8	0.6
Transport, storage and communication	0.3	0.8	0.3
Other[6]	1.0	1.1	3.8	24.8	23.8

Total foreign	39.2	39.3	42.1	33.8	43.4

Total gross loans	100.0	100.0	100.0	100.0	100.0

1Includes chemicals, food and beverages.     2Includes transportation, communication, health and social work, education and other social and personal service activities.     3Includes mining and electricity, gas and water supply.     4For the years prior to 2000, no detailed industry classifications are available.     5Includes food and beverages.     6Includes hotels and restaurants.

Additional Disclosure Required
under SEC Regulations

D — Information Required by Industry Guide 3 (continued)

Loss History Statistics

The following is a summary of the Group’s loan loss history.

CHF million, except where indicated	31.12.02	31.12.01	31.12.00		31.12.99	31.12.98

Gross loans	249,370	261,984	284,516		278,014	330,964
Impaired loans	10,365	14,629	18,494		22,456	26,447
Non-performing loans	6,029	8,639	10,452		13,073	16,114
Allowances and provisions for credit losses	5,621	8,218	10,581		13,398	14,978
Net write-offs	2,466	2,927	2,832		3,210	2,265
Credit loss expense/(recovery)	206	498	(130)		956	951

Ratios
Impaired loans as a percentage of gross loans	4.2	5.6	6.5		8.1	8.0
Non-performing loans as a percentage of gross loans	2.4	3.3	3.7		4.7	4.9
Allowances and provisions for credit losses as a percentage of:
Gross loans	2.3	3.1	3.7		4.8	4.5
Impaired loans	54.2	56.2	57.2		59.7	56.6
Non-performing loans	93.2	95.1	101.2		102.5	93.0
Allocated allowances as a percentage of impaired loans[1]	47.2	49.9	52.4		55.5	51.4
Allocated allowances as a percentage of non-performing loans[2]	57.8	62.2	60.6	[3]	66.3	62.1
Net write-offs as a percentage of:
Gross loans	1.0	1.1	1.0		1.2	0.7
Average loans outstanding during the period	1.1	1.2	1.1		1.2	0.8
Allowances and provisions for credit losses	43.9	35.6	26.8		24.0	15.1
Allowances and provisions for credit losses as multiple of net write-offs	2.28	2.81	3.74		4.17	6.61

1Allowances relating to impaired loans only.     2Allowances relating to non-performing loans only.     331 December 2000 figure has been restated to account for an overallocation of allowances to non-performing loans.

Contents

Profile

Introduction	1
UBS Group Financial Highlights	2
The UBS Group	3
Our Business Groups	4
Sources of Information about UBS	5

The UBS Group	9
Strategy, Structure and History	10

The Business Groups	21
UBS Wealth Management & Business Banking	22
UBS Global Asset Management	34
UBS Warburg	38
UBS PaineWebber	45
Corporate Center	50

Capital and Risk Management	53
Risk Management and Control	54
Risk Analysis	59
Group Treasury	78

Corporate Governance	89
Introduction and Principles	90
Group Structure and Shareholders	91
Capital Structure	93
Board of Directors	95
Group Executive Board	101
Compensation, Shareholdings and Loans	104
Shareholders’ Participation Rights	109
Change of Control and Defensive Measures	111
Auditors	112
Information Policy:
UBS Financial Disclosure Principles	114
Regulation and Supervision	117
Compliance with NYSE Listing Standards on Corporate Governance	121
Group Managing Board	124

Corporate Responsibility	127

UBS Share Information	133
The Global Registered Share	134
UBS Share 2002	136

Introduction

This is the third annual edition of the UBS Group Handbook.

The Handbook describes the UBS Group: its strategy, organization, and businesses. It outlines the principles by which the Group manages risk, and reports on developments in 2002 for the credit risk, market risk, and treasury management areas.

The Handbook extensively discusses the Group’s corporate governance arrangements and its relationships with regulators and shareholders, along with detailed facts about the UBS share.

The Handbook should be read in conjunction with the other information published by UBS, described on page 5 and 6.

We hope that you will find the information in our reporting documents useful and informative. We believe that UBS is among the leaders in corporate disclosure, but we would be very interested to hear your views on how we might improve the content and presentation of our information portfolio.

Mark Branson
Chief Communication Officer
UBS AG

Profile

UBS Group Financial Highlights

[1] Operating expenses/operating income before credit loss expense.

[2] Excludes the amortization of goodwill and other intangible assets.

[3] For EPS calculation, see Note 8 to the Financial Statements.

[4] Net profit/average shareholders’ equity excluding dividends.

[5] Includes hybrid Tier 1 capital, please refer to Note 29e in the Notes to the Financial Statements.

[6] Klinik Hirslanden was sold on 5 December 2002. The Group headcount does not include the Klinik Hirslanden headcount of 2,450 and 1,839 for 31 December 2001 and 31 December 2000, respectively

[7] See the Capital strength section on pages 10 to 11.

[8] Details of significant financial events can be found in the Group Financial Review section of the Financial Report 2002.

The segment results have been restated to reflect the new Business Group structure and associated management accounting changes implemented during 2002.

All results presented include PaineWebber from the date of acquisition, 3 November 2000.

CHF million, except where indicated						% change from
For the year ended	31.12.02	31.12.01		31.12.00		31.12.01

Income statement key figures
Operating income	34,121	37,114		36,402		(8)
Operating expenses	29,577	30,396		26,203		(3)
Operating profit before tax	4,544	6,718		10,199		(32)
Net profit	3,535	4,973		7,792		(29)
Cost/income ratio (%)[1]	86.2	80.8		72.2
Cost/income ratio before goodwill(%)[1,2]	79.0	77.3		70.4

Per share data (CHF)
Basic earnings per share [3]	2.92	3.93		6.44		(26)
Basic earnings per share before goodwill[2,3]	4.73	4.97		7.00		(5)
Diluted earnings per share [3]	2.87	3.78		6.35		(24)
Diluted earnings per share before goodwill[2,3]	4.65	4.81		6.89		(3)

Return on shareholders’ equity (%)
Return on shareholders’ equity[4]	8.9	11.7		21.5
Return on shareholders’ equity before goodwill[2,4]	14.4	14.8		23.4

CHF million, except where indicated						% change from
As at	31.12.02	31.12.01		31.12.00		31.12.01

Balance sheet key figures
Total assets	1,181,118	1,253,297		1,087,552		(6)
Shareholders’ equity	38,991	43,530		44,833		(10)

Market capitalization	79,448	105,475		112,666		(25)

BIS capital ratios Tier 1 (%)[5]	11.3	11.6		11.7
Total BIS (%)	13.8	14.8		15.7
Risk-weighted assets	238,790	253,735		273,290		(6)

Invested assets (CHF billion)	2,037	2,448		2,445		(17)

Headcount (full-time equivalents)	69,061	69,985	[6]	71,076	[6]	(1)

Long-term ratings[7]
Fitch, London	AAA	AAA		AAA
Moody’s, New York	Aa2	Aa2		Aa1
Standard & Poor’s, New York	AA+	AA+		AA+

Earnings adjusted for significant financial events and pre-goodwill 2, 8

CHF million, except where indicated				% change from
For the year ended	31.12.02	31.12.01	31.12.00	31.12.01

Operating income	33,894	37,114	36,402	(9)
Operating expenses	27,117	29,073	25,096	(7)
Operating profit before tax	6,777	8,041	11,306	(16)
Net profit	5,529	6,296	8,799	(12)

Cost/income ratio (%)[1]	79.5	77.3	69.2
Basic earnings per share (CHF)[3]	4.57	4.97	7.28	(8)
Diluted earnings per share (CHF)[3]	4.50	4.81	7.17	(6)

Return on shareholders’ equity (%)[4]	13.9	14.8	24.3

The UBS Group

UBS is one of the world’s leading financial firms, serving a discerning global client base. We combine financial strength with a global culture that embraces change. We are the world’s leading provider of wealth management services and one of the largest asset managers globally. In the investment banking and securities businesses, we are among the select bracket of major global houses. In Switzerland, we are the clear market leader serving corporate and retail clients. As an integrated firm, we create added value for our clients by drawing on the combined resources and expertise of all our businesses.

Our first priority is always our clients’ success and we put advice at the heart of our relationships with them. We aim to take the time to understand the unique needs and goals of each of our clients. Our priority is to provide premium quality services to our clients, giving them the best possible choice by supplementing best-in-class solutions we develop ourselves with a quality-screened selection of products from others.

With head offices in Zurich and Basel, and more than 69,000 employees, we operate in over 50 countries and from all major international financial centers. Our global physical presence is complemented by our strategy of offering clients products and services via a variety of different channels — from the traditional retail bank branch to sophisticated, interactive online tools, helping us to deliver our services more quickly, widely and cost-effectively than ever before.

Profile

Our Business Groups

All our Business Groups are in the top echelons of their sectors globally and are committed to vigorously growing their franchises.

UBS Wealth Management & Business Banking

UBS Wealth Management & Business Banking is the world’s leading wealth management business and the leading corporate and retail bank in Switzerland. Almost 3,300 private banking client advisors, working from offices around the world, provide a comprehensive range of in-house and third party products and services customized for wealthy individuals. The Business Banking unit, holding roughly a quarter of the Swiss lending market, offers comprehensive banking and securities services for 3.5 million individuals and 180,000 corporate clients in Switzerland as well as 5,000 financial institutions worldwide.

UBS Global Asset Management

UBS Global Asset Management is a leading institutional asset manager and mutual fund provider, with invested assets of CHF 557 billion. It offers a broad range of asset management services and products for institutional clients and financial intermediaries across the world.

UBS Warburg

UBS Warburg is a global investment banking and securities firm. Consistently placing in the top tier of major industry rankings, it is a leading player in the global primary and secondary markets for equity and fixed income products. In investment banking, it provides first-class advice and execution capabilities to its client base worldwide. Sharply client-focused, it provides innovative products, top-quality research and comprehensive access to the world’s capital markets for its corporate and institutional clients and for the rest of UBS.

UBS PaineWebber

UBS PaineWebber is the fourth largest private client business in the US, with a client base of over 2 million private investors — focused on the most affluent in the country. Its network of almost 9,000 financial advisors manage CHF 584 billion in invested assets and provide sophisticated wealth management services to their clients.

Corporate Center

The role of the Corporate Center is to ensure that the Business Groups operate as a coherent and effective whole, in alignment with UBS’s overall corporate goals. The scope of Corporate Center’s activities covers financial and capital management, risk management and control, branding, communication, legal advice and human resources management.

Sources of Information about UBS

This Handbook contains a detailed description of UBS, its strategy, its organization and its businesses. You can find out more about UBS from the sources shown below.

Publications

This Handbook is available in English and German.
(SAP-R/3 80532-0301).

Annual Review 2002

Our Annual Review contains a short description of UBS, and a summary review of our performance in the year 2002. It is available in English, German, French, Italian and Spanish.
(SAP-R/3 80530-0301).

Financial Report 2002

Our Financial Report contains our audited Financial Statements for the year 2002 and related detailed analysis. It is available in English and German.
(SAP-R/3 80531-0301).

Quarterly reports

We provide detailed quarterly financial reporting and analysis, including comment on the progress of our businesses and key strategic initiatives. These quarterly reports are available in English.

How to order reports

Each of these reports is available on the internet at: www.ubs.com/investors, in the “Financials” section. Alternatively, printed copies can be ordered, quoting the SAP number and the language preference where applicable, from UBS AG, Information Center, CA50-XMB, P.O. Box, CH-8098 Zurich, Switzerland.

E-information tools for investors

Website

Our Investors and Analysts website at www.ubs.com/investors offers a wide range of information about UBS, including our financial reporting, media releases, UBS share price graphs and data, corporate calendar and dividend infor-

mation and copies of recent presentations given by members of senior management to investors at external conferences.

     Our internet-based information is available in English and German, with some sections in French and Italian.

Messenger service

On the Investors and Analysts website, you can register to receive news alerts about UBS via Short Messaging System (SMS) or e-mail. Messages are sent in either English or German and users are able to state their preferences for the theme of the alerts received.

Results presentations

Senior management present UBS’s results every quarter. These presentations are broadcast live over the internet, and can be downloaded on demand. The most recent results webcasts can also be found in the “Financials” section of our Investors and Analysts website.

UBS and the environment

This Handbook contains a summary of UBS environmental policies as part of the Corporate Responsibility section. More detailed information is available at www.ubs.com/environment.

Form 20-F and other submissions to the US Securities and Exchange Commission

We file periodic reports and submit other information about UBS with the US Securities and Exchange Commission (SEC). Principal among these filings is the Form 20-F, our Annual Report filed pursuant to the US Securities Exchange Act of 1934.

     Our Form 20-F filing is structured as a “wrap-around” document. Most sections of the filing are satisfied by referring to parts of this

Profile

Handbook or to parts of the Financial Report 2002. However, there is a small amount of additional information in the Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. You are encouraged to refer to this additional disclosure.

     You may read and copy any document that we file with the SEC on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 450 Fifth Street NW, Washington, DC, 20549. Please call the SEC at 1-800-SEC-0330 (in the US) or at +1 202 942 8088 (outside the US) for further information on the operation of its public reference room. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005 and the American Stock Exchange LLC, 86 Trinity Place, New York, NY 10006. Much of this additional information may also be found on the UBS website at www.ubs.com/investors, and copies of documents filed with the SEC may be obtained from UBS’s Investor Relations team, at the addresses shown on the following page.

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
     The addresses and telephone numbers of our

two registered offices and principal places of business are:

     Bahnhofstrasse 45, CH-8098 Zurich, Switzerland, telephone +41-1-234 11 11;
     and Aeschenvorstadt 1, CH-4051 Basel, Switzerland, telephone +41-61-288 20 20.
     UBS AG shares are listed on the SWX Swiss Exchange and traded through the latter’s majority-owned virt-x trading platform. UBS shares are also listed on the New York Stock Exchange and the Tokyo Stock Exchange.

Switchboards	Zurich	+41 1 234 1111
For all general queries.	London	+44 20 7568 0000
	New York	+1 212 821 3000
	Hong Kong	+852 2971 8888

UBS Investor Relations	Zurich
Our Investor Relations team supports	Hotline:	+41 1 234 4100	UBS AG
institutional, professional	Christian Gruetter	+41 1 234 4360	Investor Relations G41B
and retail investors from offices in	Mark Hengel	+41 1 234 8439	P.O. Box
Zurich and New York.	Catherine Lybrook	+41 1 234 2281	CH-8098 Zurich, Switzerland
	Oliver Lee	+41 1 234 2733
www.ubs.com/investors	Fax	+41 1 234 3415

New York
	Hotline:	+1 212 713 3641	UBS Americas Inc.
	Richard Feder	+1 212 713 6142	Investor Relations
	Christopher McNamee	+1 212 713 3091	135 W. 50th Street, 9th Floor
	Fax	+1 212 713 1381	New York, NY 10020, USA
sh-investorrelations@ubs.com

UBS Group Media Relations	Zurich	+41 1 234 8500	sh-gpr@ubs.com
Our Group Media Relations team	London	+44 20 7567 4714	sh-mr-london@ubsw.com
supports global media and journalists	New York	+1 212 713 8391	sh-mediarelations-ny@ubsw.com
from offices in Zurich, London,	Hong Kong	+852 2971 8200	sh-mediarelations-ap@ubs.com
New York and Hong Kong.

www.ubs.com/media

UBS Shareholder Services	Hotline	+41 1 235 6202	UBS AG
UBS Shareholder Services, a unit of	Fax	+41 1 235 3154	Shareholder Services — GUMV
the Company Secretary, is responsible			P.O. Box
for the registration of the Global			CH-8098 Zurich, Switzerland
Registered Shares. It is split into two
parts — a Swiss register, which is main-			sh-shareholder-service@ubs.com
tained by UBS acting as Swiss transfer
agent, and a US register, which is
maintained by Mellon Investor Service
as US transfer agent (see below).

US Transfer Agent	calls from the US	+1 866 541 9689	c/o Mellon Investor Services
For all Global Registered Share	calls outside the US	+1 201 329 8451	Overpeck Centre
related queries in the USA.			85 Challenger Road
Ridgefield Park, NJ 07660, USA
www.melloninvestor.com			shrrelations@melloninvestor.com

UBS listed its Global Registered Shares on the New York Stock Exchange on 16 May 2000. Prior to that date UBS operated an ADR program. See the Frequently Asked Questions (FAQs) section at www.ubs.com/investors for further details about the UBS share.

7

8

The UBS Group
Strategy, Structure and History

Strategy, Structure and History

Our vision of UBS is as one of the world’s pre-eminent financial firms. We are the world’s largest private bank, while in investment banking and securities trading we are among a select bracket of major global houses. In Switzerland, we are the clear market leader in corporate and retail banking. As an integrated group, we deliver the whole firm to our clients, giving them added value by drawing on the combined resources and expertise of all our businesses. Every client is a client of UBS, not of an individual business unit. Our first priority is always our clients’ success.

Our vision

We are determined to be recognized as the best global financial services company. We will earn this recognition from clients, shareholders and professionals through our ability to anticipate, learn and shape our future, while always delivering the very best quality in all that we do. We share a common ambition to succeed. Throughout our development as a leading global financial services group, we have evolved a distinct culture of ambition, performance and learning that has enabled us to continually innovate and broaden our expertise. Through harnessing all of our resources, we develop smart solutions with and for our clients and partners, and enable them to make savvy financial decisions. Our ambitious, performance-driven working atmosphere is what attracts and retains the best talent for our company, and by growing our client and talent franchises, we add sustainable value for our shareholders.

Our strategic future

Our strategy remains one of growth. In the current economic environment, and after a decade of transformational mergers and acquisitions, we believe that the best way to expand our business is to grow it organically using the internal resources we already have at our disposal. We have the right people, an ideal platform, a sound capital base and the confidence that we can achieve our chosen objectives.
     In the wealth management market, we believe there is a strong secular growth trend in private wealth and a tendency towards a further worldwide concentration of that wealth. We also believe that the investment banking market pos-

Capital strength

Our financial stability stems from the fact that we are one of the best capitalized banks in the world. We believe that this financial strength is a key part of our value proposition for both our clients and our investors.

     In June 2002, Moody’s reaffirmed UBS’s Aa2 long-term credit rating and commented that “the ratings of UBS AG reflect the group’s leadership position in a number of its core businesses as well as solid financial fundamentals — in particular, resilient revenue generation, improving cost efficiency, low risk appetite and strong core economic capitalization”. At the same time, Moody’s noted that “the sustained performance of UBS reflects the Group’s strong franchise in each of its core businesses” resulting in broadly-diversified revenue sources.

     In July 2002, Standard & Poor’s reaffirmed its AA+ long-term debt rating for UBS, but revised the outlook to negative, “reflecting the fall in global equity markets, particularly since May”. S&P commented that the AA+ rating reflects “UBS’s strong market positions and franchises across a wide range of private banking and international securities activities, which support solid profitability, strong capitalization, and excellent liquidity”.

sesses long-term growth opportunities and we will therefore continue to strongly expand in the key US market. An extensive presence in the US is critical to maintaining a strong global position as it accounts for half of the global investment banking fee pool.

     However, a strategy of organic growth does not mean we will become inactive. We will continue to keep options open regarding acquisitions that round out or further balance our business portfolio.
     Our product strategy is to deliver a comprehensive line of top-quality products and advice to individual, institutional and corporate clients. Choice is central to our client offering, with our in-house range of products enhanced by a quality-screened selection of third party products.
     We are committed to attaining scale and scope in all our key businesses as this will enable us to deliver a full spectrum of services efficiently. In order to maintain operational efficiency, we ensure that our processes are streamlined and avoid duplication of activities. Our client philosophy is advice-led, with the quality and expertise of our relationship managers helping us to build long-term and mutually beneficial relationships with our clients.
     We are committed to remaining at the forefront of technology, although we do not believe it should be pursued solely for its own sake. It is a tool that is an integral component of all our businesses. We use technology to extend our reach to clients and markets we could not previously have accessed, enhancing client service and experience.

     We have a strong and well-managed capital structure and are dedicated to remaining one of the best capitalized financial services firms in the world. We will continue to manage our balance sheet prudently and are committed to the optimization of UBS’s capital structure for the benefit of its shareholders.

Business and management structure

Integrated business model

One of the keys to our success is our integrated business model. We believe our clients should effortlessly be able to access all the services our firm can provide, where and when they are required, and regardless of what combinations of teams lie behind the necessary solutions. Our clients should not feel the boundaries inherent, and even necessary, in a large, global organization. Our integrated model means that teams from across Business Groups work together to pool different skills for the benefit of an individual client.
     A clear example of how our integrated model works is illustrated by the services we provided

     In August 2002, Fitch reaffirmed its AAA long-term rating of UBS, while keeping the outlook negative, “because of the potential threat a sustained bear market over the next year would pose to earnings”. At the same time Fitch commented that “UBS is exceptionally well-capitalized with a strong performance, particularly in comparison with its European peers but also on a global scale”.

     UBS’s ratings remain among the best of any major globally active financial institution. Well-capitalized, with strong and balanced cash-flow generation, and a cautious risk profile, UBS is one of the soundest financial institutions worldwide.

UBS’s long-term credit ratings are shown in the table below. Each of these ratings reflects only the view of the applicable rating agency at the time the rating was issued, and any explanation of the significance of a rating may be obtained only from the rating	agency. There is no assurance that any credit rating will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn entirely by the rating agency, if in the rating agency’s judgment, circumstances so warrant.

Long-term credit ratings

As at

	31.12.02	31.12.01	31.12.00

Fitch, London	AAA	AAA	AAA
Moody’s, New York	Aa2	Aa2	Aa1
Standard & Poor’s, New York	AA+	AA+	AA+

The UBS Group
Strategy, Structure and History

last year to a renowned private equity firm which came to us wanting to raise new money. UBS Warburg’s Financial Sponsors Group managed the day-to-day relationship with the client, while the Private Equity Funds Group, also part of UBS Warburg, raised institutional funds in Europe and Asia. At the same time, we successfully offered the investment opportunity to both UBS PaineWebber and UBS Private Banking’s high-net worth clients.

     It is our four Business Groups, each in the top echelon of their field, who put our integrated business model into action. Our wealth management businesses provide client-centered advice and tailored products to their clients. They, in turn, are supplied with a world class product and research offering from the UBS Warburg and UBS Global Asset Management Business Groups. At the same time, UBS Warburg and UBS Global Asset Management provide advice and tailored products to their own corporate and institutional clients while being kept abreast of changing client needs by the wealth management businesses. That in turn helps them develop innovative new products and services. Overall, the exchange benefits both sides — UBS’s individual clients get access to sophisticated products and services; and UBS’s wholesale Business Groups have access to first-class distribution opportunities. In the end, our integrated model ensures that, where UBS has a best-in-class offering, we capture the whole of the value chain. The partnership between our businesses ensures that the exchange of services, knowledge and capabilities across the Group gives us the ability to build a coherent infrastructure that does not duplicate activities unnecessarily.

     Our integrated business model also helps us capture synergies between different components of our businesses, eliminating redundant infrastructure, services, management and control. An example of that is our centralized treasury process which ensures that cash flows within UBS are pooled and netted before being funded through one access point to the money markets. At the same time, embedding risk management deeply into all our businesses is one of our most important success factors. Risk identification, management and control are critical components of all our business processes and plans, and our integrated approach to risk control ensures that risks are consistently assessed and evaluated across the Group.
     The value created by the integrated business model derives from the breadth and depth of UBS’s expertise which is an immediate result of our diverse roots. Each of the entities that joined UBS in recent years brought strengths that have had a significant impact on our business. Unlike a holding company or a conglomerate, our approach to building a powerful Group by integrating these components has helped us to successfully develop a common set of values and aspirations. The latest step in our efforts to define the future as one firm is demonstrated by our decision to introduce UBS as a single brand for all our businesses. This will enable us to concentrate our capabilities on building a clear and distinct corporate identity, increasing the efficiency and effectiveness of our marketing efforts.

The Business Groups

UBS’s Business Groups are managed together to optimize shareholder value — making the whole worth more than the sum of the parts. Each Business Group is led by a member of the Group Executive Board who is individually responsible for the performance of the Business Group.

UBS Wealth Management &
Business Banking

UBS Wealth Management & Business Banking delivers comprehensive financial services to wealthy private individuals worldwide and is the leading bank for individual and corporate clients in Switzerland. It comprises the business units of UBS Private Banking and Business Banking Switzerland.
     UBS Private Banking is the world’s largest private bank, with more than 140 years of private banking experience, 164 offices worldwide and CHF 688 billion invested by clients. It provides a comprehensive range of products and services individually tailored to wealthy clients from Switzerland and abroad. Working around the world, our 3,291 highly trained client advisors combine strong personal client relationships with access to the resources of the whole UBS Group. Clients benefit from a complete range of wealth management services — from asset management to estate planning, and from corporate finance advice to art banking.
     Business Banking is the leading bank in Switzerland with more than 3.5 million individual client accounts, and relationships with 180,000 enterprises across the country and 5,000 financial institutions from around the world.
     Business Banking has 311 branches and 1,225 ATMs in Switzerland — the broadest distribution network of any Swiss bank. It is the leading lender to private clients in Switzerland, and the biggest player in both the credit card and private mortgage markets.
     Clients have invested assets of over CHF 200 billion with Business Banking and its loan book total of CHF 139 billion on 31 December 2002 corresponded to the leading position in the Swiss mortgage and retail lending market.

UBS Global Asset Management

UBS Global Asset Management is a leading asset manager, distinguished by the diversity and global scope of its investment capabilities.

     With its integrated global investment platform, it seeks to deliver superior investment performance to institutional investors and financial intermediaries. More than 440 investment professionals, located in all the major financial centers around the world, provide clients with access to a breadth and scope of investment capabilities that distinguishes it from its competitors.

     The organization consists of three platforms. The first, the price/value investment philosophy is at the heart of our core investment management business. The second, the alternative and quantitative investments platform, encompasses several specialist businesses with distinctive brands, including O’Connor. The third, our real estate businesses — principally located in the US and the UK, with significant presence in Switzerland and Japan — have been combined into a separate and global real estate capability.
     UBS Global Asset Management had total invested assets of CHF 557 billion on 31 December 2002, of which CHF 279 billion were from institutional investors and CHF 278 billion from private clients via the wholesale intermediary market.

UBS Warburg

UBS Warburg is a leading investment banking and securities firm that provides a full spectrum of products to institutional and corporate clients, governments and financial intermediaries around the world. UBS Warburg consists of the Corporate and Institutional Clients and UBS Capital business units.
     The Corporate and Institutional Clients business unit provides securities products and advisory services to a broad customer base worldwide. It is one of the top-ranked firms in the world for institutional clients, where its strength lies in global equity research and distribution, as well as in structuring and distributing fixed income cash and derivative products. The business is organized into three main areas, distinguished by the type of products and services offered as well as the inherent nature of their business risks. The business areas are:

–	Investment Banking
–	Equities
–	Fixed Income, Rates and Currencies

The UBS Group
Strategy, Structure and History

     In the investment banking business, UBS Warburg provides first-class advice and execution capabilities to a global corporate client base. In the equities business, it is a leader in both primary and secondary markets for equity, equity-linked (e.g. convertible bonds) and equity derivative products. In the fixed income and foreign exchange business, it is a top-tier global house, providing innovative products and original thinking to corporate and institutional clients in all major markets.

     UBS Capital is UBS Warburg’s private equity business unit, managing a portfolio that consists of investments in unlisted companies spread throughout Europe, the US and Asia. These investments are typically held for a period of approximately three to six years and made with a view to preparing them for sale to a trade or financial buyer, or, where appropriate, staging an initial public offering (IPO).

UBS PaineWebber

UBS PaineWebber is one of the top wealth managers in the US. It builds consultative relationships with affluent clients and provides them with a complete set of sophisticated wealth management services.
     With approximately 2 million client relationships, it is one of the largest private client businesses in the US, offering a full set of services to the most affluent Americans. Its strength lies in the emphasis it puts on building and maintaining consultative relationships between high net worth clients and their financial advisors, who offer their clients a wide array of investment products and services.

     The network of almost 9,000 highly trained financial advisors, working from 369 offices across the US, handled CHF 584 billion in assets invested by clients as of 31 December 2002. Providing tailored investment advice based on each client’s individual specific needs, advisors focus on households with investable assets in excess of USD 500,000 — the largest and fastest growing pool of assets in the US.

Corporate Center

The role of the Corporate Center is to ensure that the Business Groups operate as a coherent and effective whole, in alignment with UBS’s overall corporate goals. Corporate Center’s activities cover financial and capital management, risk management and control as well as branding, communication, legal advice and human resources management.

Board structure

The management and oversight structure of UBS is based on two separate boards — the Board of Directors and the Group Executive Board.
     The Board of Directors is the most senior body with ultimate responsibility for the strategy and the management of the company, and for the supervision of executive management. The Board of Directors also defines UBS’s risk appetite and risk limit structure. A clear majori-

ty of the members of the Board of Directors are non-executive and fully independent.

     The Group Executive Board, on the other hand, assumes overall responsibility for the daily management of UBS, for the implementation of strategy and for business results. Together with the Chairman of the Board and the Vice-Chairmen, it is responsible for developing UBS’s strategies.
     The functions of Chairman of the Board of Directors and President of the Group Executive Board are conferred on two different people. No member of one board may be a member of the other. Our dual board structure establishes a system of checks and balances, ensuring the Board of Directors and executive management are institutionally independent of each other.

Industry trends

As 2003 progresses, the environment for the financial services industry as a whole continues to be a challenging one. Uncertainty over economic developments and rising geopolitical concerns are affecting investor sentiment and therefore transaction levels, and are holding back a significant recovery in corporate activity. Despite that, we believe UBS Warburg’s extremely strong institutional client franchise and growing corporate client franchise will help it further grow its business in the future, with restructuring activity by corporations expected to provide new business opportunities. The global reach of our wealth management businesses and the quality of our financial advisors worldwide make us confident that we will be able to meet the varied aspirations of our clients in different markets. In the short-term, market levels will have a direct impact on asset-based fees while transaction revenues remain heavily linked to investor confidence. We still firmly believe, however, in the long-term potential of the global wealth management market as we continue to invest in building up our domestic presence in key European markets.

Long-term perspectives

Despite the market setbacks experienced over the last few years, we remain excellently positioned to benefit from the worldwide growth in wealth and the concentration of that wealth among the affluent, the two key long-term secular market trends influencing wealth management businesses worldwide.
     Although the prolonged market declines seen last year and in 2001 have reduced the total global bankable and liquid assets of the core affluent market segment (those holding more than EUR 500,000 in such assets) by approximately 18% to EUR 23.5 trillion, the correction also served to accentuate the demand for skilled financial advice. Our experience over the past two years indicates that sophisticated and tailored solutions for high net worth individuals are even more in demand in difficult economic and financial environments.
     Despite the current market conditions, the long-term trend towards wealth growth is confirmed by our internal research, which predicts that total bankable and liquid assets held by the core affluent segment will expand on average by 6% a year between 2002 and 2012 — driven, among other factors, by a heightened need to save for retirement as western societies age further. Regionally, Asia (excluding Japan) is seen growing this aggregate pool of assets 9% a year until 2012, while in Europe growth is forecast at 8%. Over the same timeframe, total assets of the core affluent segment are seen increasing 5% a year in the US and 4.5% in Japan.
     The second trend, towards a further concentration of wealth, is also confirmed by our inter-

The UBS Group
Strategy, Structure and History

nal research, which indicates that the world’s core affluent, an estimated 11 million households globally, will raise their current 50% share of total global financial wealth. The US is one example, where core affluent individuals are expected to hold 70% of all wealth by 2012, up from 64% in 2002.

     The first trend, for further wealth growth, underpins the strategic rationale of our European wealth management initiative. Europe is expected to experience the second highest rate of wealth growth worldwide over the next ten years, and that is a key reason why we have built up a strong domestic presence in Germany, France, Italy, the UK and Spain in the last two years and continue to expand in those markets. Together, the five countries account for EUR 3.8 trillion or 80% of total Western European wealth, and 16% of the world total. The core affluent in what we call the EU-5 accounted for 35% of all private wealth in 2002, with that figure seen rising to 42% by 2012.
     Turning to the investment banking and securities markets, we see continued strong client demand for corporate advice combined with a broad array of securities services. Despite the general slowdown experienced in investment banking and securities activity last year and the generally pessimistic investor sentiment, we see market opportunities in the merger and acquisition, restructuring and corporate advisory businesses. Overall levels of activity, however, will not return to the levels seen in 1999-2000 in the near future. The current environment still presents opportunities to firms with a global presence and in-depth experience in cross-border transactions. The expansion we are undertaking will take some time, although we are currently seeing the first signs of success in the US, where we achieved clear market share gains last year as our recent hires acquire new business and deal mandates.
     In the institutional client business, where we have a strong position in equities, fixed income and foreign exchange, we expect the environment to remain competitive with an ongoing commoditization of wholesale products and shrinking margins. We expect overall volumes to grow further, so keeping the overall pool of commission income roughly stable. Institutions with scale and scope, global reach and advanced technology will benefit in the long-term despite the current market environment.

     In asset management, we believe that the long-term outlook is a strong one. Despite continued equity market volatility, business will be driven by demographic pressures, which should bring further pension reform by governments worldwide. We will continue to take advantage of the trend towards open architecture, which will provide opportunities in giving us access to new distribution channels while also providing our clients with a wide array of alternative forms of investments such as hedge funds, which allow them to diversify their allocation of assets and investment styles.
     In Switzerland, we will seek to maintain our leading position while continuing to increase the overall efficiency of our activities, although we do not believe the retail and corporate market will grow significantly in coming years.

Adoption of a single UBS brand

In November 2002 we announced a further evolution of our brand strategy and portfolio. On 9 June 2003, we will adopt the single UBS brand to represent all our businesses and will no longer market our services using the UBS Warburg or UBS PaineWebber brands. The move to a simpler branding accurately reflects our integrated business model and the “one firm” approach we deliver to clients.

     Before the decision was taken to adopt a single brand, we undertook a thorough review of our brand strategy, focusing on brand values as much as brand structure. The review included market research in 14 countries involving thousands of existing and potential clients, including high net worth individuals, corporate and institutional clients, asset management clients, and Swiss individual clients. UBS client advisors and relationship managers were also part of the research. The results showed that all UBS’s different client groups had similar expectations regarding the provision of their financial services and their relationship with UBS. Across the board, they expect their financial firm to relentlessly pursue their financial success and provide access to the resources of a global powerhouse, while giving proactive advice and a choice of solutions.

Branding structure, to be implemented during 2003

Overall Brand

Business	Old names	New logo with client segment descriptor

Wealth management (Swiss and International Clients)	UBS Private Banking

Wealth management in the US	UBS PaineWebber

Investment banking and securities	UBS Warburg

Institutional asset management and funds	UBS Global Asset Management

Retail and corporate banking in Switzerland	UBS

The UBS Group
Strategy, Structure and History

The making of UBS

All of the firms which have come to make up today’s UBS look back on a long and illustrious history. The two Swiss predecessor banks came into being in the 19th century, as did PaineWebber, while SG Warburg was founded in 1934. But it is in the past decade that UBS’s current identity began to take concrete shape.

     In the early 1990s, the two Swiss banks that are part of the current UBS, Swiss Bank Corporation (SBC) and Union Bank of Switzerland (UBS), were commercial banks operating mainly out of Switzerland. The two banks shared a similar vision: to become a world leader in wealth management and a global bulge bracket investment bank with a strong position in global asset management, while remaining an important main commercial and retail bank in Switzerland.
     Union Bank of Switzerland, the largest and best-capitalized Swiss bank, opted to pursue a strategy of organic growth, or expansion by internal means. In contrast, SBC, then the third largest Swiss bank, decided to take another route by starting a joint venture with O’Connor, a leading US derivatives firm that was fully acquired by SBC in 1992. O’Connor was noted for its young, dynamic and innovative culture, its meritocracy and team-orientation. It brought SBC state-of-the-art risk management and derivatives technology.
     In 1994, SBC acquired Brinson Partners — one

of the leading US-based institutional asset management firms. Both the O’Connor and Brinson deals represented fundamental steps in the development of the firm’s products and processes.

     The next major step followed in 1995, when SBC merged with SG Warburg, the British merchant bank. The deal helped to fill SBC’s strategic gaps in corporate finance, brokerage and research, and most importantly, brought with it an institutional client franchise, which is still at the core of today’s equities business.
     The 1998 merger of Swiss Bank Corporation and Union Bank of Switzerland brought together these two leading Swiss financial institutions, creating the world leader in private banking and improving the new firm’s chances of becoming a bulge-bracket investment bank, not to mention providing it with greater capital strength.
     But there was still a major item left on the firm’s broader strategic agenda. It needed to garner a significant presence in the key US market in order to be fully credible as a truly global player in investment banking and wealth management. That was achieved with the PaineWebber merger in 2000, whose integration has been a notable success. Because of that transaction and a decade of transformational change, UBS is now set for a strategy based primarily on organic growth — thanks to its complete and global set of businesses.

Taking responsibility

Although the synergies and strategic benefits resulting from the 1998 merger between the former Union Bank of Switzerland and Swiss Bank Corporation are widely acknowledged, less is known of a comprehensive program in Switzerland that has softened the blow for many employees displaced by the integration. Called MIDSAM (a combined German acronym that roughly equates with “job reduction measures”), the program has effectively helped over 3,000 UBS employees affected by merger-related restructuring in the four years it was in place. Employees who lost their jobs as a result of the merger or the subsequent reorganization were given considerable support. Their periods of notice were doubled, while financial contributions were made to training programs and outplacement consulting. They were also closely assisted by dedicated teams of experts, specifically trained for the task, whose sole job was to find creative ways for employees to find a new and fulfilling occupation — or help them settle into early retirement. For UBS itself, with total program costs of around CHF 900 million, MIDSAM was by no means a low-cost option.

     Although the MIDSAM program itself ended in December last year, there is a continued need for a policy and program in Switzerland that helps deal with the effects of possible restructurings and reorganizations. To that effect, a new program, called COACH, was introduced on 1 January 2003. Essentially, it is a full-time advisory team whose task is to place employees who lose their jobs as a result of restructuring - either externally or internally, or help them with early retirement, with many of its conditions similar to the MIDSAM program.

19

20

The Business Groups UBS Wealth Management & Business Banking

UBS Wealth Management & Business Banking

Georges Gagnebin
Chairman UBS Wealth Management
& Business Banking

Marcel Rohner
CEO UBS Wealth Management
& Business Banking

UBS Wealth Management & Business Banking provides private banking services for wealthy clients around the world and is the leading bank for individual and corporate clients in Switzerland.

Business Group reporting adjusted for significant financial events1

			Business Banking		UBS Wealth Management
	Private Banking		Switzerland		& Business Banking
CHF million, except where indicated
For the year ended	31.12.02	31.12.01	31.12.02	31.12.01	31.12.02	31.12.01

Income	7,279	7,696	5,494	5,792	12,773	13,488
Credit loss expense	(28)	(37)	(286)	(567)	(314)	(604)

Total operating income	7,251	7,659	5,208	5,225	12,459	12,884

Personnel expenses	2,083	1,947	2,727	2,878	4,810	4,825
General and administrative expenses	2,158	2,038	159	396	2,317	2,434
Depreciation	125	151	355	465	480	616
Amortization of goodwill and other intangible assets	111	109	0	0	111	109

Total operating expenses	4,477	4,245	3,241	3,739	7,718	7,984

Business Group performance before tax	2,774	3,414	1,967	1,486	4,741	4,900

Cost/income ratio before goodwill (%)	60	54	59	65	60	58
Net new money (CHF billion)	16.6	24.6	3.7	9.2
Invested assets (CHF billion)	688	791	205	215
Headcount (full-time equivalents)	10,488	10,249	18,442	19,220	28,930	29,469

1 Details of significant financial events can be found in the Financial Report 2002.

Business

Our extensive global branch network delivers comprehensive financial services to wealthy private individuals around the world and to private and corporate clients in Switzerland. Our strategy puts clients at the center of all business activity, with our efforts sharply focused on providing them with the financial products and tools that meet their personal needs.

Organizational structure

On 1 July 2002, our new name and management came into effect, replacing the former UBS Switzerland designation. High-end affluent clients that were previously the responsibility of the former Private and Corporate Clients (PCC) unit became Private Banking clients, although their advisor relationships remained the same. Product development was consolidated into a single Products and Services area, and a new Market Strategy and Development area was created, which provides comprehensive marketing services for the whole Business

Group. We report results for the following two business units:
–	Private Banking, which comprises the full private banking business, and now includes the high-end affluent clients segment
–	Business Banking Switzerland, consisting mainly of the individual and corporate client businesses of the former PCC business unit.

     All logistics and service costs are allocated to these two business units.

Competitors

UBS Private Banking’s major competitors comprise all private banks active globally such as the private banking operations of Credit Suisse Group, Deutsche Bank and Citigroup. We also compete with private banks that operate within their respective domestic markets.
     Business Banking Switzerland’s major competitors are banks active in the retail and corporate banking markets in Switzerland. This includes Credit Suisse Group, cantonal banks throughout the country, and other regional Swiss banks.

Private Banking

With more than 140 years of private banking experience, an extensive global network and CHF 688 billion in invested assets on 31 December 2002, UBS Private Banking is the world’s largest private bank.

Business

UBS Private Banking provides a comprehensive range of products and services individually tailored for wealthy clients around the world via its global branch network and an extensive channel of financial intermediaries.

     With CHF 688 billion in invested assets on 31 December 2002, more than 140 years of private banking experience and an extensive branch network comprising 111 offices in Switzerland and 53 offices around the world, UBS Private Banking is the world’s largest private bank.
     Our 3,291 highly trained client advisors back up strong personal relationships with access to the resources of the whole UBS Group, providing a full range of wealth management services from asset management to estate planning and from corporate finance advice to art banking. Furthermore, our open product platform gives clients access to a wide array of pre-screened, top-quality products from third party providers that complement UBS’s own line.
     At the beginning of 2001, we launched the European wealth management initiative, a major growth initiative to expand our domestic private banking presence in the five key European markets of France, Germany, Italy, Spain and the UK. Since 2001, we have steadily opened offices and hired experienced client advisors in key locations within our five target markets.

Organizational structure

Our global product offering is carefully tailored to meet country-specific tax and legal regulations as well as the varied aspirations of clients in different markets. With this geographical focus in mind, our client advisors are organized into the two business areas of:
–	Private Banking — Swiss Clients, covering clients domiciled in Switzerland, divided into eight geographical regions in Switzerland
–	Private Banking — International Clients, serving clients domiciled outside of Switzerland, including the clients of the European wealth management initiative. It is organized into the seven regions of Italy, Western Europe, Germany and Benelux, UK/Northeastern and Southeastern Europe, the Middle East and Africa, Asia, and the Americas.

     We have a number of global teams that have areas of specialized expertise and which concentrate on the requirements of particular client groups. In September 2002, we were the first European financial group to open a subsidiary in Bahrain. Called Noriba bank, it offers sharia-compliant products to institutions and high net worth individuals residing in the Arabian Gulf and around the world.

     We also provide financial intermediaries, both inside and outside Switzerland, with our solutions, products and services, helping them to add substantial value to their client relationships.

The Business Groups
UBS Wealth Management & Business Banking

Growth platform for independent wealth management subsidiaries

During the first half of 2003, UBS will create a new holding company to incorporate GAM, its specialist asset management firm, as well as its five independent private banks — Cantrade (Zurich), Banco di Lugano (Lugano), Ferrier Lullin (Geneva), Bank Ehinger (Basel) and Armand von Ernst (Bern). With this common platform, all of our independent wealth management subsidiaries will be equipped and encouraged to grow faster, and deliver their full value creation potential. The new structure will ease the path to integration where it makes sense, targeting economies of scale not achievable by each organization on its own. It may allow a future role in the consolidation of the private banking industry.

     The new company will be chaired by Hans De Gier, currently UBS Executive Vice-Chairman, who will as a result leave UBS’s Chairman’s

Office. He will be joined on the board as Deputy Chairman by Georges Gagnebin, Chairman of UBS Wealth Management & Business Banking and Peter Kurer, UBS Group General Counsel. Hans De Gier will lead the strategic reorganization and integration efforts, supported by the six current Chief Executives of the subsidiaries, and will join the boards of all six firms.

     The companies involved employ approximately 1,750 staff globally, and their clients have invested assets of approximately CHF 70 billion. The new company will not be integrated with UBS’s wealth management operations, and will be part of the Corporate Center. This structure will be reflected in our financial reporting with effect from first quarter 2003. We will release restated figures for 2000, 2001 and 2002 reflecting these changes prior to the publication of first quarter results.

Clients

In order to achieve our business objectives and maintain our position as the wealth management provider of choice, it is imperative that we constantly work to fulfill our clients objectives, demands and needs around the world.

Four-step advisory process

A key part of fulfilling our clients’ needs is our structured advisory process. The consistent delivery of a truly consultative advisory process combined with a comprehensive product-positioning framework is essential to putting Private Banking’s value proposition into action. Highly skilled client advisors take time to understand client needs, taking into account all the different factors that might affect a client’s investment goals and risk appetite. The client advisor then acts as a consultant, helping to build a personalized financial strategy that meets those requirements - one that provides best-in-class solutions supported by state-of-the-art technology. Thus, our commitment to open architecture forms a key part of the value proposition for our clients in this process. The selection of the most appro-

priate solution is based on an agreement between the client and the client advisor, a solid basis for a long-lasting relationship.

     The whole process is rounded out by comprehensive monitoring and reporting of investment performance, as well as the regular communication between the client advisor and the client in which goals and strategies are constantly evaluated, and adjusted or revised as required.
     Our extensive training programs ensure that client advisors become fully versed in all aspects of this structured, four-step advisory process, thereby giving them the tools to strengthen their client relationships.

Financial intermediaries

We are a market leader in providing products and services to financial intermediaries. They include small to medium-sized banks, independent asset managers and financial consultants in Switzerland, France and Germany as well as in other locations around the world. Using intermediaries to offer our products and services allows us to further leverage the scale and scope of our private banking expertise, while giving them integrated, comprehensive solutions suited to their clients’ needs.

European wealth management

The European wealth management initiative was launched in early 2001 and is aimed at wealthy clients in the five target countries of France, Germany, Italy, Spain and the UK. Together they comprise around 80% of the total European market for wealthy clients. The initiative combines our extensive private banking experience with the best of UBS PaineWebber’s marketing and product skills, using both as powerful catalysts to build a significant domestic European presence.

The Business Groups UBS Wealth Management & Business Banking

People
Acquiring high quality client advisors with specialized knowledge of their domestic markets is a cornerstone of the European wealth management initiative. Since the initiative’s start in early 2001, we have tripled the number of advisors in our five key European countries. In 2002, we employed an additional 181, raising the total to 551 client advisors on 31 December 2002. New hires benefit from a training initiative that helps every private banker learn about the current state-of-the-art in wealth management, complemented by product-specific training on the new generation of open architecture solutions. We regularly review the performance of our client advisors against pre-set, mutually agreed targets.

Strategy

In 2002, the European wealth management initiative proved itself on many fronts. Its growth potential was underlined by the continued hiring of new client advisors, who helped bring in net new money of CHF 7.6 billion. This inflow represents an annual growth rate of 48%. In the same timeframe, invested assets increased by 75% to CHF 28 billion on 31 December 2002. The impact of Italy’s tax amnesty at the beginning of 2002 highlighted the initiative’s defensive characteristics as almost half of the assets repatriated by our Italian clients were directed to our domestic Italian business.
     Our current strategy for this initiative focuses on the three building blocks of “People”, “Products” and “Platform”. Only by deploying the best people, with the best products and superior technology to support them, will we build the client base we seek in our target countries.

Products

We offer our clients a full range of Private Banking’s products based on our open architecture philosophy. We carefully tailor our investment solutions to the regulatory and tax environment of each specific country and, of course, to individual client needs.

Platform

We are continuing to expand our European branch network, extending our reach to new clients and improving our service to our existing clients. Potential locations in our five target countries are systematically screened according to a number of criteria including market potential, the market share required to break even, and the potential availability of professional client advisors. We have three different types of offices: main country offices, branch offices and satellite offices. The main country offices are located in a country’s most important financial center and enjoy extensive infrastructure. Branch offices and satellite offices operate with a leaner set up. We currently have 25 offices, up from the 19 offices operating at the start of 2002. The new branch offices opened during 2002 are located in Bielefeld, Bordeaux, Lille, Nantes, Naples, and Strasbourg. In addition, although not directly part of the European wealth management initiative, a satellite office was opened in Brussels.
     In order to ensure our flexibility and capability to swiftly introduce innovative new products, we are building a new IT infrastructure to sup-

port the European wealth management initiative. It was successfully launched in France in 2002, and will be rolled out next in Germany and Italy, followed by the remaining target markets.

     Market forecasts indicate that the client segment targeted by the initiative will grow significantly in coming years. We believe that our expertise, strategy and technology put us in an excellent position to significantly enhance our position in Europe, and help to establish ourselves as the wealth manager of choice in our five target countries.

Products and services

In order to maintain our credibility and reputation with clients, we have to offer them neutral advice that is not biased towards any particular set of products or services. Doing this successfully entails opening our product architecture to include products and services from third-party suppliers. At the same time, we have no intention of becoming a one-stop financial supermarket, and we therefore carefully choose and screen third party offers, only selecting those that meet the high quality standards our clients demand. Combining this careful product selection with our structured advisory process ensures that the solutions we propose to clients are the ones that best fit their needs and goals. Open architecture is key to offering high-quality solutions building on the trust inherent in any relationship between client and client advisor.

     To have the greatest possible impact, our open architecture framework focuses on products or services that differ substantially in both scope and content between the different providers.

Product positioning framework

Depending on their financial situation and individual preferences, clients have varying requirements regarding the level of service they expect from their advisor.
     On a first level, UBS Investment Products comprises advisory services primarily focused upon effective management of a standard suite of transaction-oriented products. UBS Investment Solutions, the second level, adds systematic advisory services such as asset allocation, investment selection and portfolio management. Clients choose investments based on a consultative advisory service or delegate all decision making to their client advisor. The third level, UBS Financial Planning, goes beyond pure investment decisions and offers comprehensive advice reflecting the client’s needs and tax implications. At the top end of the range, UBS Wealth Management Solutions provides the whole range of financial services in an exclusive and very individualized format for ultra high net worth individuals, taking their entire asset base into account, including, for example, real estate and art objects.

Investment products

Our clients benefit from exemplary service and execution standards across a full range of products that stretches from equities to foreign exchange, from structured products to precious metals. In addition, our clients can access a wide range of alternative investments, from in-house hedge funds to third party private equity funds and fund of funds products. Increasingly, we are finding that clients taking advantage of our discretionary portfolio management services are including alternative investments into their overall asset allocation strategy.

The Business Groups UBS Wealth Management & Business Banking

     Our UBS Life business, which was established in first quarter 2001, focuses on the sale of unit-linked products. They are sold alongside more traditional life insurance policies that we provide from third party sources. In 2002, 4,193 clients bought life insurance from UBS Life, ranking it among the top providers in the Swiss market for unit-linked insurance.

Investment solutions

We offer systematic advisory services such as investment selection and portfolio management. Our clients can choose between discretionary portfolio management and advisory management of assets, just as they can choose between UBS and third party investment management.
     Clients that choose discretionary portfolio management delegate the management of their assets to a team of professional UBS portfolio managers according to an investment strategy agreed with their client advisor and which reflects their risk appetite. Discretionary portfolio management allows our clients to directly benefit from the investment policy of a leading financial institution with international resources. It gives them access to a large reservoir of knowledge and experience, and they are secure in the knowledge that portfolios and risks are continuously being monitored.
     Many clients increasingly wish to be involved in the management of their own assets, with support from UBS’s investment professionals. For them, Private Banking provides analysis and supervision of portfolios and their risk profiles, together with tailor-made proposals to support investment decisions. We offer different levels of structured advisory services, each based on an all-inclusive fee.

Financial planning

We provide professional financial planning services that help our clients achieve their personal and financial objectives while assisting them when they have to make key financial decisions at different stages of their lives. The financial planning advice we provide to our clients and their families covers all eventualities, from education funding and gifts to children through to business start-ups and inheritance planning. Specific advisory services we provide include strategic wealth management and lifestyle planning, retirement planning, inheritance and succession planning, real estate advice, asset protection, tax planning, insurance advice and the establishment of trusts, foundations and other corporate structures.

Wealth management solutions

Wealth management solutions comprise the whole range of financial services offered by Private Banking to ultra high net worth individuals in an exclusive and very individualized format.

     The family office team helps wealthy families preserve and optimize their investments across generations, taking into account all economic, political, legal, and personal aspects.

     Private Banking also provides independent corporate finance advice and services to business owners through a team of professional investment bankers at UBS Private Banking who can draw on the extensive resources of UBS Warburg.
     Real estate is the world’s largest asset class — about 50% of the world’s wealth is held in real estate assets. UBS Private Banking offers comprehensive advisory services for real estate matters around the globe. It assists clients evaluating their real estate portfolios, offering support in complicated cross-border real estate transactions.

     In addition, we offer a unique professional approach to art investment. Experienced art client service advisors collaborate with our clients to design an art collection, structure tailored art-related solutions or advise on buying and selling rare coins. We draw upon the resources of over 150 international service providers in the art-related business.
     We also provide executives and corporations with a leading edge platform that manages stock and options plans, based on a similar UBS PaineWebber service.

The Business Groups UBS Wealth Management & Business Banking

Business Banking Switzerland

Business Banking Switzerland, UBS Wealth Management & Business Banking’s retail and commercial banking unit, is the market leader in Switzerland and provides a complete set of banking and securities services for individual and corporate clients.

Business

UBS is the leading bank in Switzerland. At the end of 2002, the Business Banking Switzerland unit had around 3.5 million individual client accounts, and relationships with around 180,000 enterprises across Switzerland as well as 5,000 financial institutions worldwide. Clients have invested assets of CHF 205 billion with us. With a total loan book of CHF 139 billion on 31 December 2002, we have a leading position in the Swiss lending and retail mortgage market.

     We aim to provide our clients with optimal levels of convenience and service by continuously expanding our comprehensive range of distribution channels. Together with our successful e-banking offering and customer service centers, our 1,225 ATMs and 311 branches across Switzerland provide a network that is more extensive than that of any domestic competitors. At the end of 2002, Business Banking Switzerland employed 18,442 people throughout Switzerland. This represents a reduction of more than 6,000 employees since the merger in 1998 between the Union Bank of Switzerland and Swiss Bank Corporation. To a great extent, this was due to merger synergies, including a reduction in the number of retail branches by almost 250.
     One of Business Banking Switzerland’s key objectives is to increase profitability by continuously realizing cost savings and by improving revenues through a further implementation of our risk-adjusted pricing model. We strive to create additional value by providing integrated financial solutions for our clients’ individual requirements.

Organizational structure

The Business Banking Switzerland unit comprises the Business Banking retail network, as well as the main activities of the three logistics business areas of Operations, Resources, and Information Technology.

Clients and products

Business Banking Switzerland offers high-quality, standardized products to the retail market for individual and small company clients, as well as more complex products and advisory services for larger corporate and institutional clients and financial institutions.

Private clients

We serve around 3.5 million individual client accounts in Switzerland, offering them a wide range of product and services. Supported by a powerful electronic distribution channel, our branches, which are organized into eight regions, are key driving forces in serving our clients effectively.
     Our range of products and services for private clients provides a comprehensive selection of current accounts, savings products, residential mortgages, pensions and life insurance.
     Business Banking Switzerland has a leading position in many Swiss markets. In the loan and savings markets for individuals it has a market share of 25%, while in the credit card business its market share is 31%.

Corporate clients

Business Banking Switzerland services 180,000 corporate clients, including institutional investors, public entities and foundations based in Switzerland.
     Of the 180,000, around 160 are capital market companies, with operations that span a broad range of markets and geographical regions. These clients require our advanced financing and risk management skills and comprehensive access to the capital markets for funding needs.

     Around 7,500 of our clients are large companies that utilize our expertise in handling complex financial transactions. We provide a wide range of financial advice to them, from the selection and design of investment products to assisting with complex mergers and acquisitions or providing structured financing advice services, often working in close cooperation with specialists from elsewhere in the UBS Group.

     The remaining some 170,000 corporate clients are small and medium-sized enterprises requiring local market expertise and access to our full range of products and services.
     In 1998, we introduced a new lending business process that uses a risk-adjusted pricing model. It was designed to shift the focus away from lending volumes while putting more emphasis on transactions that create economic value by establishing an appropriate risk/return relationship. As a result of this process, the risk profile of our loan portfolio has gradually improved in the four years since its introduction, while the credit quality of counterparties has also improved. At the same time, risk-adjusted pricing benefits our clients by promoting transparent and open discussions between client and advisor. The advisor clearly communicates the basis for credit decisions, and possible areas of improvement can be identified, which, if successfully implemented, can then be reflected in lower loan pricing.

     We also provide substantial business process support to our (clients, ranging from transactional payments and securities services to facilitating cross-border transactions with trade finance products.
     Our global custody services offer institutional investors the opportunity to consolidate multiple bank relationships into a single cost-efficient global custodial relationship. This simplifies their processing and administration arrangements and allows them to take advantage of our value-added services, such as flexible consolidated performance reporting, and powerful portfolio management tools.

Financial institutions

We also offer payments, securities, and custodial services to more than 5,000 financial institutions worldwide and play a leading role together with UBS Warburg in the firm’s “Bank for Banks” initiative that focuses on offering state-of-the-art services to other banks. This allows us to optimize the utilization of our existing infrastructure and increase efficiency, while other banks who lack our scale can outsource activities and benefit from UBS’s wide-ranging expertise.

Logistics areas

Business areas focusing on client needs can only fully exploit their potential if they are provided with a reliable and efficient infrastructure.

     The logistics business areas (Operations, Resources and IT) provide products and services to UBS Wealth Management & Business Banking and to other UBS businesses. For example, inter-bank foreign exchange and options transactions from key UBS Warburg locations such as London, Stamford, Singapore, Hong Kong, and Tokyo are centrally processed in Switzerland.

The Business Groups UBS Wealth Management & Business Banking

Distribution

In recent years the needs of our private clients have changed. Although our physical branch network used to be the principal distribution platform, today clients want the flexibility of being able to access their accounts using the full range of modern communication technology. They want to contact their bank when it is convenient for them, and without restrictions imposed by regular business hours.

     Because of that, UBS Wealth Management & Business Banking pursues an integrated, multi-channel strategy. We use technology to complement, rather than replace the traditional physical branch network. Standard transactions can be conveniently executed using one of the alternative electronic channels, enabling client advisors to focus on providing personalized advice to individuals, developing financial solutions to match each client’s individual requirements. Technology is therefore critical to supporting our goal of building strong client relationships, with advice at the center.
     For basic products and services, technology is used to ensure round the clock availability. Our customer service centers provide basic information and advice 24 hours a day. In 39 of our branches in Switzerland we have implemented a “two-zone concept” where standard transactions are executed via ATMs, while client advisors focus on value-added advice.

e-commerce

Our internet and other e-banking platforms are part of this integrated multi-channel strategy. As well as being a transaction tool, e-banking is an important method for distributing information about UBS’s products and services. UBS’s website provides a wide spectrum of information on specific UBS products. If questions arise, call centers are available to support the client or to arrange in-depth advice from specialists.
     Security of the e-banking platform has become an important competitive factor for UBS Wealth Management & Business Banking. Because of that, over the course of last year, we introduced a new UBS Smartcard access system to replace our paper password lists. UBS Smartcard is based on a code that is saved on each individual UBS e-banking card and does not require any installation. The card’s content is protected and cannot be copied or decoded. Its codes are only valid for a very short timespan — unlike the paper list.

     Our customers make extensive use of our e-banking channels. On 31 December 2002, almost 330,000 clients had active e-banking contracts. During 2002, 74% of payment orders were initiated via e-banking, and 12% of securities transactions were initiated via e-banking.

Loan portfolio

On 31 December 2002, Business Banking Switzerland’s loan portfolio was CHF 139 billion. Mortgages represented CHF 107 billion, of which more than 80% were residential mortgages.

     Continued discipline in implementing our risk-adjusted pricing model has resulted in a strengthened focus of origination efforts on higher quality exposures with an attractive risk/return relationship. Thanks to the introduction of this model, the risk profile of our portfolio continues to improve.

For details on the credit portfolio, please refer to the “Risk Analysis” section on pages 59 to 77.

Recovery portfolio

Because there will always be a certain percentage of clients unable to meet their financial obligations, we have dedicated teams of recovery specialists to help them, either by pursuing a possible economic recovery through restructuring, or alternatively, by achieving the best possible value through liquidation of available collateral in order to limit financial loss on the loan.

     The recovery portfolio amounted to CHF 8.6 billion at 31 December 2002, of which CHF 7.8 billion was impaired and carried provisions of CHF 3.4 billion. The recovery portfolio has been cut by 67% over the last four years from CHF 26 billion at 31 December 1998 thanks to our successful recovery efforts. Over the same period, non-performing loans (those with payments outstanding for ninety days or longer) decreased from CHF 14.0 billion to CHF 5.0 billion, leading to a non-performing loans to gross loans ratio of 3.6%.

Strategic Solution Project (SSP)

The extensive consolidation in the financial industry over the last decade and the rise of new, interactive technologies such as the internet have substantially changed the demands and performance requirements for the IT infrastructures of major global financial service providers. Flexible platforms and online capabilities are now de rigueur, as are IT applications that give clients comprehensive real-time, online services and allow the bank and client advisors to get an integrated view of client data and transactions.

     Recognizing the need to comprehensively overhaul our basic IT architecture, in 1999 we launched a large-scale project called the “Strategic Solution Program” for Switzerland. It will provide us with a wholly new IT platform and replace a number of current platforms, which have reached, despite continual updates and renewals, certain limits. The SSP is a basic platform that will hold all basic data and information necessary for UBS’s business in Switzerland, and from which business-critical applications can be built on top.
     The main objectives of the new banking software platform are to increase business flexibility, improve online, interactive capabilities, lower operational risks, achieve shorter times to market for products and services, introduce front-line applications for all business processes, cut operational costs and create clearly-defined interfaces based on industry standards.

     In 2003, the core system will be programmed and installed, after which all bank applications in Switzerland will be built on top of it. Users themselves will not notice a great difference on their computer screens as a conscious decision was taken at the outset to change as little to the graphic interface as possible during the first stage of the project.
     As SSP progresses, certain applications will be bought from external providers; some will be taken from the old UBS platform and updated, while UBS’s internal business and IT specialists will develop others.
     We also know that SSP works effectively. Some components of our information technology infrastructure started to be processed on the SSP platform last year. Moreover, to test stability and performance, we ran the basic system successfully in parallel with our old system when performing year-end processing.

The Business Groups
UBS Global Asset Management

UBS Global Asset Management

John A. Fraser
Chairman and CEO
UBS Global Asset Management

UBS Global Asset Management is a leading asset manager, providing investment management solutions to institutional clients as well as to private clients through financial intermediaries.

Business Group reporting

	UBS Global Asset Management

CHF million, except where indicated
For the year ended	31.12.02	31.12.01

Institutional fees	899	1,174
Wholesale Intermediary fees	1,054	1,044

Total operating income	1,953	2,218

Personnel expenses	946	1,038
General and administrative expenses	513	569
Depreciation	37	46
Amortization of goodwill and other intangible assets	270	286

Total operating expenses	1,766	1,939

Business Group performance before tax	187	279

Cost/income ratio before goodwill (%)	77	75
Net new money — Institutional (CHF billion)	(0.6)	6.2
Invested assets — Institutional (CHF billion)	279	328
Net new money — Wholesale Intermediary (CHF billion)	(1.8)	28.7
Invested assets — Wholesale Intermediary (CHF billion)	278	344
Headcount (full-time equivalents)	3,346	3,281

Business

UBS Global Asset Management provides investment management services for institutional investors, and for financial intermediaries worldwide. Our purpose is to deliver superior results for clients through our integrated investment platform.

     We are distinguished by our integrated global investment platform and the breadth, depth and scope of our investment capabilities that enable us to offer clients investment portfolios in nearly every major asset class.
     Invested assets totaled CHF 557 billion on 31 December 2002, making us one of the largest global institutional asset managers, the second largest mutual fund manager in Europe, and by far the largest mutual fund manager in Switzerland.
     Our organization consists of three platforms. Our price/value investment philosophy is at the heart of our core investment management business. We can demonstrate strength and depth of investment resources around the world and have the critical mass to attract and retain the best people. State-of-the-art risk management tools and processes are central to our disciplined investment approach. Developed in-house, our Global Equity Risk System allows portfolio managers to call upon comprehensive risk analysis within seconds. In this way, portfolio managers can be sure that portfolios are managed in line with clients’ individual risk/return objectives.

     Our second alternative and quantitative investments platform encompasses several specialist businesses with distinctive brands, including O’Connor (hedge funds and other alternative investments), AIS (the Hong Kong-based fund of hedge funds business), DSI (global equity index managers) and ACM (the Zurich-based institutional hedge fund and private equity manager).
     The third, the real estate business — principally located in the US and the UK, with significant presence in Switzerland and Japan — have been combined into a separate and global real estate capability.
     UBS Global Asset Management has devoted substantial resources to creating and maintaining its systems. We run a number of proprietary systems including models and tools for equity and fixed income research, valuation, risk monitoring and portfolio management. We have also invested in sophisticated, web-based communication tools to disseminate investment information internally. Through these communication links between our investment professionals worldwide, we create conditions for generating superior investment research and for sharing knowledge and ideas for the benefit of our clients.

Organizational structure

UBS Global Asset Management’s main offices are in London, Chicago, New York, Tokyo and Zurich. With over 3,000 employees in more than 20 countries, UBS Global Asset Management is truly global.

     UBS Global Asset Management was formed as a result of the merger of Union Bank of Switzerland and Swiss Bank Corporation in 1998. In July 2000, this culminated in the integration of the investment teams of the respective asset management businesses — UBS Asset Management, Brinson Partners (whose Chicago origins date back to the early 1970s) and Phillips & Drew (established in London in 1895). In April 2002, with the integration completed, the Business Group was re-branded as UBS Global Asset Management.

     GAM (specialist multi-manager, founded in 1983 and acquired by UBS in 1999), which was part of our Business Group, will be transferred to the Corporate Center as of first quarter 2003. For further details please refer to the “Private Banking” section on page 24).

Competitors

UBS Global Asset Management competes against other global asset managers such as Merrill Lynch Investment Managers, Deutsche Asset Management, Fidelity and AMVESCAP.

Clients

UBS Global Asset Management offers a range of investment capabilities designed for institutional investors and the wholesale intermediary marketplace around the globe.

The Business Groups
UBS Global Asset Management

     We combine investment expertise and sophisticated risk and currency management with a clear commitment to providing client-centric solutions. Our capabilities include active investment in equity and fixed income, passive and exchange-traded funds, as well as alternative investment strategies using fund-of-funds and multi-manager funds, real estate and timber.

     These investment management services are offered in the form of segregated, pooled and advisory mandates as well as through investment funds. We aim to deliver superior investment performance to clients through the management and allocation of their investments across and within all major asset classes.
     We believe that client service means more than providing investment expertise and wide-ranging investment capabilities. UBS Global Asset Management also recommends relevant investment solutions based on its understanding of the needs of clients. Ongoing dialogue is critical. Beyond the consultative and reporting aspects of our client relationships, we communicate with clients utilizing a comprehensive range of publications and events to keep them up-to-date with research, investment views and business issues.

Institutional

We have a diverse institutional client base located throughout the world. Our clients include:
–	corporate and public pension plans
–	endowments and private foundations
–	insurance companies
–	sovereign governments and their central banks; and
–	supranationals

     In consultant-driven markets, such as the US and UK, we rely on developing and maintaining strong relationships with the major consultants that advise institutions. We also dedicate resources to generating new business directly with large clients.

Wholesale Intermediary

UBS Global Asset Management offers over 400 investment funds, exchange traded funds and other investment vehicles, across all asset types in diverse country, regional and industry sectors.
     Distribution of our investment funds is principally through financial intermediaries. Our most significant distribution channels are UBS Wealth Management & Business Banking and UBS PaineWebber. We are continuing to evolve towards a distribution architecture in which an increasing proportion of funds will be sold through third party channels.

Strategic opportunities

Industry trends and competitive positioning

Despite the recent equity market volatility the longer-term outlook for the asset management industry remains strong, primarily driven by demographic pressures and accompanying pension reform. However, asset management, like most of the financial services industry, is undergoing a period of reassessment and review. There is widespread recognition that costs will need to be reduced and that fee levels cannot be sustained.
     Open architecture distribution appears to be increasingly commonplace in the US while it is making inroads into the European and Asia Pacific regions. This continues to present both opportunities and challenges for asset managers; opportunities to gain access to new and formerly closed distribution channels and challenges in maintaining penetration rates within proprietary ones.
     Recent volatility within the equity markets has encouraged many investors to seek alternative forms of investment that diversify their investment styles. This has led to the increased popularity of hedge funds and private equity investments driven by higher potential returns and lower correlation with stock market indices. Furthermore, in the short-term, an increased allocation to fixed income and money market instruments has been witnessed. Only asset managers possessing global, multi-specialist offerings are able to service such changing needs in a flexible manner.
     We believe we are strongly positioned to take advantage of this changing market as we have the reach and necessary scale to succeed in an increasingly global industry, and we have a multi-specialist offering of diverse investment capabilities matched by very few companies.
     The more clearly focused structure we have implemented, now more clearly delineates between our price/value investment capabilities, alternative and quantitative investments platform and our global real estate capabilities. Distribution of all these capabilities to both institutional and wholesale clients will continue to rely heavily upon our strong regional business structure. In this way, we will endeavor to provide clients with the best solutions to their needs.

Investment performance

In all capabilities, there have been strong investment performance trends in recent years. In the core investment management platform, this was particularly evident in 2002 — portfolios were well positioned early in the year for the disappointment faced by investors in capital markets flowing from both poor economic and earnings growth. Balanced portfolios benefited from equity underweightings in the first half of the year and overweightings thereafter. Across the various asset classes, individual security selection proved as strong as in recent years, especially in the global equity mandate. Performance in active currency mandates was also strong. In the other capabilities, performance was affected by the challenging market conditions. Several of the capabilities performed well while others faced particular difficulties in the middle part of the year. Performance towards the end of the year was stronger across the board.

The Business Groups
UBS Warburg

UBS Warburg

John P. Costas
Chairman and CEO
UBS Warburg

UBS Warburg is one of the leading investment banking and securities firms, providing a full spectrum of services to institutional and corporate clients, governments and financial intermediaries around the world.

Business Group reporting

	Corporate and
	Institutional Clients		UBS Capital		UBS Warburg
CHF million, except where indicated
For the year ended	31.12.02	31.12.01	31.12.02	31.12.01	31.12.02	31.12.01

Income	14,100	15,587	(1,602)	(872)	12,498	14,715
Credit loss expense	(128)	(112)			(128)	(112)

Total operating income	13,972	15,475	(1,602)	(872)	12,370	14,603

Personnel expenses	7,784	8,258	94	96	7,878	8,354
General and administrative expenses	2,314	2,586	64	64	2,378	2,650
Depreciation	381	454	1	2	382	456
Amortization of goodwill and other intangible assets	364	402	0	0	364	402

Total operating expenses	10,843	11,700	159	162	11,002	11,862

Business Group performance before tax	3,129	3,775	(1,761)	(1,034)	1,368	2,741

Cost/income ratio before goodwill (%)	74	72			85	78
Net new money (CHF billion)					0.5	0.1
Invested assets (CHF billion)					3	1
Headcount (full-time equivalents)	15,964	15,562	73	128	16,037	15,690

Business

UBS Warburg operates globally as a client-driven investment banking and securities firm. Our salespeople, research analysts and investment bankers provide products and services to the world’s key institutional investors, intermediaries, banks, insurance companies, corporations, sovereign governments and supranational organizations.

     For both its own corporate and institutional clients and the individual clients of other parts of the UBS Group, UBS Warburg provides product innovation, research and advice, and comprehensive access to the world’s capital markets.

Organizational structure

Since 1 January 2002, UBS Warburg has been organized into two business units:
–	the Corporate and Institutional Clients business unit, which is one of the leading global investment banking and securities firms, providing products and advice to institutional and corporate clients
–	UBS Capital, which is responsible for managing our private equity investments in a diverse global range of private companies
Our former private clients business centered around UBS PaineWebber, became a separate and independent Business Group effective 1 January 2002. Results shown in the Business Group reporting table have therefore been restated to reflect this.

Competitors

As a global investment banking and securities firm, we compete against other global players like Merrill Lynch, Goldman Sachs, Morgan Stanley and Credit Suisse Group.

Corporate and Institutional Clients

Our global reach gives our clients unique access to financial markets around the world backed up by a complete array of services and products.

Business

The Corporate and Institutional Clients (CIC) business unit provides wholesale products and advisory services to a diverse client base worldwide. It has a significant corporate client financing and advisory business, with particular strengths in advising on cross-border mergers and acquisitions and the capital raising requirements of our global corporate and governmental client base. Although historically we have been among the leaders in European corporate finance, we are also now the fastest growing investment bank in the US, according to Freeman & Co’s “All Industries” data.

     We are also an important partner for institutional clients, with strengths in equities research and distribution as well as in originating, structuring and distributing fixed income cash and derivatives products. We have risk management skills across all product areas, covering cash and derivative products. We leverage these skills to provide a broad array of risk management products for our institutional and corporate clients.

     We also manage cash and collateral trading and interest rate risks on behalf of the UBS Group while executing the vast majority of securities, derivatives and foreign exchange transactions for UBS’s retail clients.
     Due to the nature of our business, our revenues vary seasonally from quarter to quarter. Historically, the first half of the year tends to be stronger than the second half.
     CIC, headquartered in London, employs almost 16,000 people in 31 countries around the world.

Organizational structure

We organize our business into three distinct areas:
–	Equities
–	Investment Banking
–	Fixed Income, Rates and Currencies

They are distinguished by the type of products and services offered and the nature of the business risks they raise. All businesses are run on a global basis.

Legal structure

UBS Warburg operates through branches and subsidiaries of UBS AG. Securities activities in the US are conducted through UBS Warburg LLC, a registered broker-dealer.

Products and services

Equities

UBS Warburg’s equity business is a leading player in the global primary and secondary markets for equity, equity-linked and equity derivative products. We sell, trade, finance and clear cash equity and equity-linked products. We also structure, originate and distribute new equity and equity-linked issues. Additionally, we provide research on companies, industry sectors, geographic markets and macro-economic trends.

The Business Groups
UBS Warburg

Corporate and Institutional Clients: income by client type

	For the year ended

% of total	31.12.02	31.12.01	31.12.00

Investment banking clients	23	23	23
Securities revenue from corporate clients	6	6	5
Institutional clients and markets	71	71	72

Total	100	100	100

     We are members of over 87 different stock exchanges in 31 countries and have a local presence in 40 offices around the world, with a team of 900 salespeople giving our clients access to the global equity markets. In the US, our equities business is among the top investment banks in terms of trading volume, and for market share of client commissions (according to an industry survey). We remain an important provider of non-US primary and secondary equities into the US market.
     In Europe, we continue to defend our leading position while in the Asia-Pacific region, we have built a substantial equities franchise. Also, we have maintained longstanding and first-ranked positions in Australia in the research, primary and secondary categories, according to leading market surveys. In Japan, we are one of the main foreign players in the domestic market. During 2002, UBS Warburg received the following awards, among others, from industry publications and surveys:
–	“Equity House of the Year” from The Banker (second year running)
–	“No. 1 Global Product Sales” from Institutional Investor
–	“Equity Derivatives House of the Year” from International Financing Review
     The technology platform has been incorporated into the day-to-day management of each business area, allowing us to adapt, expand and improve our business processes and client services.
     Our Equity Capital Markets team lead manages many of the world’s largest and most complex pricing transactions, demonstrating the cross-border nature of our relationships and the strength of our distribution network, with a significant global position in distributing block trades, rights offerings, IPOs, and hybrid and convertible issues to both institutional and private clients.
     The global Equity Finance business focuses on hedge funds, with substantial market positions in equity swaps, stock borrowing and lending, and integrated international prime brokerage services.
     Our equity research team supplies independent assessments of the prospects of approximately 3,400 companies across diverse sectors worldwide, representing about 90% of world market capitalization, as well as economic, strategy, and derivative research. Our equity research principles are very strict in maintaining effective confidential information barriers between investment banking and research and in following appropriate and clear procedures for any crossing of those barriers in connection with investment banking transactions.

Investment Banking

In the investment banking business, UBS Warburg provides advice and execution capabilities to a global client base. This advice encompasses mergers and acquisitions, strategic reviews and corporate restructuring solutions. In conjunction with other business areas of UBS Warburg, and other Business Groups of UBS, the investment banking business also arranges execution of new debt and equity issues on a global basis.
     In 2002, against a challenging economic background, we assisted our clients in a range of successful M&A transactions and capital market issues. Some of the more notable deals of 2002 included:
–	Carnival’s USD 7.5 billion acquisition of P&O Princess
–	Univision Communications USD 3.5 billion all-stock acquisition of Hispanic Broadcasting Corporation — a landmark strategic deal to combine the leading US Spanish language television and radio companies

–	Network Rail’s GBP 9 billion acquisition of Railtrack Plc, which was supported by GBP 21 billion of standby loans
–	the USD 24 billion restructuring of NTL — one of the largest corporate restructuring transactions in history for the leading UK broadband cable operator
–	Bank of China (Hong Kong) restructuring and USD 2.7 billion IPO, the first from a state-owned financial institution in the People’s Republic of China.
     We have more than 2,100 investment banking professionals worldwide.
     One of our strategic goals is the expansion of our global corporate client franchise. We continue to invest in completing the buildup of our US franchise, which we started to do in late 2000, by hiring highly qualified bankers. Despite these investments, we do not expect immediate results. Gaining new investment banking business involves long lead times, but we are pleased with the progress made in 2002. The combination of our expanded investment banking and equities footprint in the US gives us greater access to key corporate executives which has allowed us to become involved in some of the largest and most complex deals in 2002. We achieved the highest US market share growth of any investment bank in 2002.
     We have a longer term goal of achieving market share, on a global basis, in excess of 5%. We believe that the results achieved this year globally, with a market share of 5% compared to 4.4% a year earlier, against a background of very challenging conditions for corporates, clearly show the strength and momentum of our investment banking franchise.

Fixed Income, Rates and Currencies

UBS Warburg is also a substantial fixed income and foreign exchange house, providing products and original thinking to corporate and institutional clients in all major markets. With over 2,100 professionals employed around the world, we offer our clients a genuinely seamless global service. Our business includes:
–	government and corporate bonds
–	foreign exchange
–	interest rates derivatives
–	vanilla and structured credit derivatives
–	mortgage and asset-backed securities
–	principal finance
–	cash and collateral trading
–	structured products
     Our approach to specific products and markets varies. Where potential for sufficient risk-adjusted returns exist, we seek market share leadership in high-volume, liquid markets, using our client flow, capital and economies of scale to generate returns. As an example of that, we have, according to Euromoney, the leading 23.8% market share in the online foreign exchange trading market.
     However, there are certain fixed income markets where scale can only be gained at the expense of returns. In these cases, we focus on earning higher margins in specialized products.
     In 2002, we maintained our presence in the international and US debt capital markets through our ability to execute across a range of currencies and products and our placing capabilities in global institutional and retail markets. We have not pursued volume and have not chased mandates through large-scale lending, nor have we issued in large volume where mandates are awarded on price.
     Furthermore, while there are no definitive surveys or measures of market share in the highly fragmented fixed income and foreign exchange markets, we continue to win awards for the depth of our client coverage and technical expertise.
     Awards we won last year include the 2002 FX House of the Year from The Banker, and second rank in Thomson Financial’s Extel Survey for Fixed Income Strategy, Fixed Income Derivatives, and European Government Bonds.

Loan portfolio

UBS took a strategic decision in 1998 to reduce the size of its international loan portfolio, limiting exposures to those which directly support

The Business Groups
UBS Warburg

core client relationships. UBS continues to avoid engaging in substantial balance-sheet-led earnings growth, with the result that the size of its international loan portfolio has fallen considerably from the level recorded in 1998. Despite this, we continue to support our core clients in their financing needs. Risk/return considerations are the paramount drivers in determining balance sheet usage. We occasionally provide bridge financing to our core clients for the purposes of completing significant deals. Thanks to this more risk-averse approach, we were not significantly exposed to the heavily publicized corporate failures of 2001 and 2002.
     Corporate and Institutional Clients’ loan portfolio was CHF 62 billion at 31 December 2002. The “Risk analysis” section on pages 59 to 77 contains an in-depth review of UBS’s credit portfolio and business, including a discussion of impaired and non-performing loans.

E-commerce capabilities

Our e-commerce capabilities are based around our client online portal. This site gives our clients direct access to prices, research, trade ideas and analytical tools through applications such as ResearchWeb - our equity research site, DealKey, an internet facility for managing equity and equity-linked new issues, and CreditDelta, our credit portfolio management product.

Strategic opportunities

We believe that markets will continue to be difficult until at least the second half of 2003,

which will have a short-term negative impact, particularly on our equities and investment banking businesses. Nonetheless, we are confident that as recent new investment banking hires build their productivity, and as the momentum we have built in the European and US markets pays dividends, we will continue to gain market share in 2003.

     In investment banking, we have focused on specific sectors where there is a substantial current fee pool, as well as sectors where we believe there are significant opportunities in the future. Our hiring efforts have been mainly centered on the development of industry-leading franchises in several key areas, including Consumer Products, Energy and Power, Healthcare, Wireless, Media and Industrials. We also intend to build on our existing franchise in the Financial Institutions sector.
     Building our franchise in this way will not result in overnight success. Despite this, we have already achieved clear results with our market share in the Americas rising from 2.0% in first quarter 2001 to 3.5% at the end of 2001 and 4.4% by the end of 2002 (according to “Freeman & Co.”).
     We aim to build a secondary market franchise in the US that is similar in depth and breadth to our leading European and Asia Pacific businesses. As a result of the boost to our franchise from the integration of UBS PaineWebber, we now rank strongly in equity research and have more than doubled our US secondary equity market share, although we remain some way behind the market share we enjoy in Europe.

UBS Capital

UBS Capital is the Group’s private equity business. It now focuses on managing its existing portfolio to maximize value.

Business

UBS Capital invested in unlisted companies with a view to preparing them for sale to a trade or financial buyers, and, where appropriate, staging an Initial Public Offering (IPO). A review in late 2001 and early 2002, carefully considered the strategic future of UBS Capital in light of the generally negative market environment, the overall changes occurring in the private equity industry and our assessment of the long-term opportunities inherent in the business. After the review, and in light of UBS’s focus on advisory services, we decided that UBS Capital should focus on managing down its existing portfolio, capitalizing on exit opportunities where they arise and minimizing the level of new direct investments.

Organizational structure

UBS Capital is structured along regional lines and is fully integrated within the UBS Warburg Business Group. Its portfolio in Asia and Europe mostly comprises balance sheet investments. UBS Capital in the US is focused on both balance sheet investments and the UBS Capital Americas fund. Around 30% of UBS Capital’s portfolio is invested in third party funds which are overseen by a dedicated portfolio management team.

Investment portfolio

UBS Capital had a total investment portfolio of CHF 3.1 billion on 31 December 2002, measured by the historic cost of investments less divestments and permanent impairments. The fair value of the portfolio at the same date was CHF 3.8 billion.

     On 31 December 2002, approximately 52% of the investment portfolio was three years old or less. Generally, investments are sold between the third and the sixth year after the initial investment.
     In line with the bank’s aim of reducing exposure to private equity, UBS Capital gradually reduced undrawn commitments to CHF 2.1 billion on 31 December 2002 from CHF 3.0 billion a year earlier, while obtaining the best possible returns for UBS shareholders and for existing UBS Capital funds.

Investment process

UBS Capital’s portfolio primarily comprises late stage investments that are spread throughout Europe, the US and Asia and are typically held for three to six years. UBS Capital’s exit strategies include direct sales to strategic buyers, initial public offerings, leveraged recapitalizations and sales to other financial sponsors.

Strategic opportunities

Conditions in the international capital markets, and in the global economy more generally, are expected to remain harsh for some time. UBS Capital’s strategy is to manage existing assets in order to reduce balance sheet risk. The investment teams managing UBS Capital’s assets will endeavor to obtain the best possible returns for UBS and for investors in its private equity funds.

The Business Groups
UBS Warburg

UBS Capital investment portfolio
Aging (based on date of initial investment)

	As at

CHF million[1]	31.12.02	31.12.01	31.12.00

pre-1994	54	85	65
1994	97	190	253
1995	112	214	272
1996	63	202	166
1997	134	207	520
1998	373	722	842
1999	636	1,123	1,490
2000	1,119	1,781	1,941
2001	438	487
2002	58

Total	3,084	5,011	5,549

1 All amounts are Investment, defined as cost less disposals and impairments.

UBS Capital investment portfolio
Geographic region (by headquarters of investee)

	As at

CHF million[1]	31.12.02	31.12.01	31.12.00

North America	1,302	2,134	2,356
Europe	1,238	2,018	2,333
Latin America	189	339	382
Asia Pacific	355	520	478

Total	3,084	5,011	5,549

1 All amounts are Investment, defined as cost less disposals and impairments.

UBS Capital investment portfolio
Industry sector (based on industry classification codes)

	As at

CHF million[1]	31.12.02	% of Portfolio	31.12.01	% of Portfolio	31.12.00	% of Portfolio

Consumer related	517	17	773	15	1,023	18
Transportation	85	3	522	10	640	12
Communications	240	8	414	8	380	7
Computer related	342	11	833	17	819	15
Energy	83	3	152	3	190	3
Other electronics related	174	6	247	5	247	4
Other manufacturing	286	9	94	2	106	2
Chemicals and materials	8	0	54	1	106	2
Industrial products and services	746	24	1,360	27	1,361	25
Others	603	19	562	12	677	12

Total	3,084	100	5,011	100	5,549	100

1 All amounts are Investment, defined as cost less disposals and permanent impairments.

The Business Groups
UBS PaineWebber

UBS PaineWebber

Joseph J. Grano, Jr.
Chairman and CEO, UBS PaineWebber

Mark B. Sutton
President and Chief Operating Officer
UBS PaineWebber

UBS PaineWebber, one of the top wealth managers in the US, provides a complete set of sophisticated wealth management services through consultative relationships with affluent and high net worth clients.

Business Group reporting adjusted for significant financial events1

	UBS PaineWebber

CHF million, except where indicated
For the year ended	31.12.02	31.12.01

Income	5,561	6,391
Credit loss expense	(13)	(18)

Total operating income	5,548	6,373

Personnel expenses	4,245	5,019
General and administrative expenses	1,263	1,441
Depreciation	149	124
Amortization of goodwill and other intangible assets	457	502

Total operating expenses	6,114	7,086

Business Group performance before tax	(566)	(713)

Business Group performance before tax and acquisition costs[2]	632	693

Cost/income ratio before goodwill (%)	102	103
Cost/income ratio before acquisition costs (%)[2]	89	90
Net new money (CHF billion)	18.5	33.2
Interest and dividend income (CHF billion)	17.9	21.5
Invested assets (CHF billion)	584	769
Headcount (full-time equivalents)	19,563	20,413

1 Details of significant financial events can be found in the Financial Report 2002. 2Acquisition costs include goodwill and intangible asset amortization and related funding, net of risk-free return on the corresponding equity allocated, and retention payments.

The Business Groups
UBS PaineWebber

Business

UBS PaineWebber, with CHF 584 billion in invested assets and 2 million private client relationships, focuses on providing wealth management services to the core affluent (clients with more than USD 500,000 in investable assets) and to high net worth individuals (upwards of USD 5 million in investable assets). We have a network of almost 9,000 financial advisors in 365 branch office locations. Our strength lies in the emphasis we put on building and maintaining consultative relationships with our clients.

Organizational structure

When PaineWebber merged in November 2000 with UBS, its US private clients business became a business unit of UBS Warburg. PaineWebber’s Capital Markets Group was integrated into the Corporate and Institutional Clients business unit of UBS Warburg; the asset management unit (formerly called Mitchell Hutchins) moved into UBS Global Asset Management and most of the non-US private client business became part of UBS Private Banking.
     On 1 January 2002, UBS PaineWebber became a separate Business Group within UBS. Our business comprises the US Private Client Group, which offers a full range of wealth management products and services to affluent investors in the United States.

Legal Structure

UBS PaineWebber operates through direct and indirect subsidiaries of UBS. Securities activities in the US are conducted through four registered broker-dealers.

Competitors

UBS PaineWebber competes against other wealth management firms in the US, including Citigroup’s Smith Barney business, Morgan Stanley and Merrill Lynch.

Clients and strategy

Our business strategy is based on gathering new assets, which we achieve by focusing on meeting the investment needs of core affluent and high net worth clients in the US. During 2002, we attracted CHF 18.5 billion in net new money excluding interest and dividends, and, according to a leading industry survey, our share of the US private clients market grew to 13.8% from 12.8% in 2001.

     Our asset-gathering strategy also emphasizes the importance of generating recurring fees from advice and products. Fee-based relationships provide UBS PaineWebber with a source of regular, low volatility revenues.
     Another component of our asset-gathering strategy is the work of the Corporate Employee Financial Services group, which provides stock option financing and other services to many of the largest US corporations. This corporate relationship, in turn, helps create relationships with core affluent and high net worth corporate executives.
     At the heart of the relationship between the

client and the financial advisor is our consultative process, in which each financial advisor profiles and creates an investment plan for his or her client based on the client’s individual needs and goals. Centered around an asset allocation strategy and considering the client’s risk tolerance, the plan is designed to help the client accumulate, preserve and transfer wealth. After the plan is in place, there are regular portfolio reviews that help ensure it remains on track to meet the client’s long-term goals.

     We continually commit considerable resources to develop and expand the capabilities

The Business Groups
UBS PaineWebber

of our financial advisors. All new financial advisors undergo a training program designed to provide them with the necessary financial planning, analysis, client relationship management, and legal and compliance expertise. This is a continuous process and does not end when the financial advisor enters a branch office. In our experience, our training programs are a key factor in both developing long-term, mutually beneficial relationships with our clients as well as in retaining our financial advisors.

     Our dedication to and emphasis on training is one of the reasons why our financial advisors are among the most productive in the industry. A leading industry survey made in fourth quarter 2002 put our revenue per financial advisor at 16.5% above the industry average at the end of 2002. By comparison, in second quarter 2000 (when we announced the merger with UBS), our productivity stood 4% above the average.

Products and services

We offer clients wealth management services that meet individual investment needs. We have an open architecture product platform that gives our clients investment products from both UBS and third party providers — where and when appropriate. This ensures that financial advisors and clients have a comprehensive source of investment solutions at their disposal. Our wealth management services include financial planning and wealth management consulting, transaction-based services such as securities brokerage, asset-based and advisory services such as discretionary and non-discretionary portfolio management, money market accounts and fiduciary products, and lending products, including collaterized loans and mortgages

Investment products

We offer core affluent and high net worth clients a number of products designed to help enhance the equity portion of their investment portfolios. For example, in 2002, in order to meet client needs for innovative types of products, we launched two equity-linked investments: the Enhanced Appreciation Security, linked to 20 blue chip stocks, and a Principal Protected Note, linked to the S&P 500 Index.
     Our clients can choose from an array of fixed income securities, including government, mortgage-backed, corporate and municipal bonds, as well as preferred stock. As one of the leading US underwriters of municipal bonds, an investment class particularly attractive to many core affluent and high net worth investors, we offer clients access to new issue offerings and the secondary market. Our Municipal Securities Group is a complete origination, structuring and distribution team. It assists municipalities and agencies in addressing their funding needs by accessing the debt markets, and distributing securities through the UBS PaineWebber network. For 2002, the Group was ranked second in senior negotiated volume.
     We offer a broad range of fee-based money management programs that utilize the expertise of professional money managers, both within UBS and through third parties.
     Indicative of the scope of investment products for our clients, we have selling arrangements with over 140 mutual fund companies, many of which are leaders in the industry.
     In response to investor interest in such products as hedge funds and fund of funds, we offer the capability to create, structure and manage a broad array of alternative investments for qualified high net worth individuals and institutions.
     In 2002, we broadened the scope of our financial relationship with clients by entering the lending business in the US, and introducing a number of securities-based borrowing solutions for a variety of investor and business needs. Early in the year, we rolled out the Premier Fixed and Variable Credit Lines. These are revolving lines of credit that offer competitive interest rates and are secured by the client’s investment portfolio.
     In addition to collaterized lending, the creation of UBS PaineWebber Mortgage LLC in first quarter 2002, in partnership with Wells Fargo Home Mortgages, enables our financial advisors to offer a full array of mortgage products that helps meet our clients’ home financing needs.

For corporations and corporate executives

Providing appropriate financial solutions also extends to the relationships that we enjoy with our corporate clients.
     UBS PaineWebber’s Corporate Employee Financial Services business has been providing stock option financing services to large corporations and their executives since the mid-1990s.

Technology for clients and financial advisors

For financial advisors, 2002 saw the introduction of a number of tools to leverage the asset-gathering technology available on ConsultWorks, the firm’s web-based workstation. Chief among these was the UBS PaineWebber Advisor,sm which can help lead financial advisors step-by-step through our consultative process with both clients and prospects. In 2003, we will introduce Consultworks2 that will give our financial advisors the ability to con-

duct comprehensive profiling and asset allocation, and offer investment recommendations.

Industry trends

In 2003, we plan to remain focused on further increasing our market share of US household financial assets and capitalizing on the enhanced capabilities and balance sheet strength that the merger with UBS has brought.

     A key to achieving further growth will be a continued commitment to recruiting top financial advisors and providing them with the resources they need to sustain increased productivity. We ended 2002 with 8,857 financial advisors, and are focused on growing that number.
     The union with UBS has enabled us to expand our product offerings in such areas as global asset management, lending products, alternative investments and risk management. We are committed to pursuing financial success in 2003 and beyond by providing US clients with access to the resources of a global powerhouse.

The Business Groups Corporate Center

Corporate Center

Corporate Center’s aim is to ensure that all our businesses act as coherently and effectively as possible.

Business Group reporting adjusted for significant financial events1

	Corporate Center
CHF million, except where indicated
For the year ended	31.12.02	31.12.01

Income	1,315	800
Credit loss recovery	249	236

Total operating income	1,564	1,036

Personnel expenses	645	592
General and administrative expenses	601	537
Depreciation	473	372
Amortization of goodwill and other intangible assets	24	24

Total operating expenses	1,743	1,525

Business Group performance before tax	(179)	(489)

Headcount (full-time equivalents)	1,185	1,132

1  Details of significant financial events can be found in the Financial Report 2002.

Aims and objectives

Our commitment to a strong, integrated business model means that our portfolio of complementary businesses are managed together to optimize shareholder value, making the whole worth more than the sum of its parts.
     Our Business Groups are accountable for their results and enjoy considerable autonomy in pursuing their business objectives — hence the need for a strong Corporate Center. Its mission is to maximize sustainable shareholder value by coordinating the activities of the Business Groups to ensure that they operate as a coherent and effective whole with a common set of values and principles.
     In performing its role, Corporate Center avoids ownership of processes wherever possible, but instead establishes standards and principles, thereby minimizing its own staffing levels.

Key functions

Chief Risk Officer/Chief Credit Officer

The Chief Risk Officer and Chief Credit Officer functions pool together a number of vital Group risk functions. They are responsible for safeguarding our long-term financial stability by aiding the Group in maintaining an appropriate balance between risk and rewards.
     The Group Chief Credit Officer is responsible for formulating credit risk policies, for determining methodologies to measure credit risk, and for setting and monitoring credit, settlement and country risk limits.
     The Group Chief Risk Officer is responsible for the policies, methodologies and limits for all other risk categories, and for aggregating and assessing the total risk exposure of the Group.
     A more detailed discussion of our risk man-

agement and control principles can be found in the “Risk Management and Control” section of this Handbook.

Group Treasurer

The Group Treasury area optimizes our financial management, providing cost efficient equity and wholesale debt funding and co-ordinating regulatory capital and balance sheet requirements.
     The Group Treasury area is also responsible for the efficient management of the UBS share. It is charged with preserving our excellent funding capacity, issuing cost-efficient funding in the form of notes and bonds in the name of UBS and ensuring that we fully comply with all payment obligations at all times. It also manages UBS’s holdings of its own shares.
     Further details on our Treasury activities can be found in the “Group Treasury” section of this Handbook.

Group Controller

The Group Controller function produces accurate and objective regulatory, financial and management accounts and reports. It provides significant decision support information to the Board of Directors and executive management and is a key liaison to both our internal and external auditors. It is responsible for devising and implementing integrated and consistent financial control and accounting processes throughout UBS. Another important responsibility is the coordination of the Group’s planning and budgeting process as well as the control of Group tax issues, ensuring compliance with all local tax requirements. The Group Controller function also ensures a central treatment of UBS’s real estate activities and controls their impact on Group results as well as on its capital and tax position.

Group Human Resources

Group Human Resources’ mission is to make UBS a global employer of choice, able to attract, develop, motivate and retain top talent by establishing standards, principles and procedures for performance evaluation, compensation and benefits, graduate and professional recruitment, training and development.

Chief Communication Officer

The Chief Communication Officer area of the Corporate Center has an integrated structure that comprises the firm’s central branding, communications and public policy functions. Overall, the area is responsible for the effective communication of UBS’s strategy, values and results to employees, clients, investors, media, rating agencies and the public, and for building the UBS brand worldwide.

Group Legal Services

Group Legal Services provides business-related legal services in matters that affect the firm as a whole, while monitoring and reporting on legal risk, litigation and legal implications of major transactions at the corporate level.
     Group Legal Services has both an advisory and a risk control function. It provides close-to-business legal advice to business, oversees litigation, ensures enforceability of UBS’s legal undertakings and opines on legal issues with the aim of minimizing legal and liability risk.

51

52

Capital and Risk Management Risk Management and Control

Risk Management and Control

Risk is an integral part of all our activities. Excellence in risk management and control is a key success factor and requires everyone’s commitment within our organization.

Risk management and control principles

UBS’s approach to risk management and control is set out in the firm’s Risk Management and Control Principles, which lay the foundations on which we build our risk culture and risk process.

     Business Management Accountability. The management of each business throughout UBS is responsible for the risks it assumes and for the continuous and active management of all risk exposures, so that risk and return are balanced.
     Independent Controls. An independent control process is implemented when required by the nature of the inherent risks and the incentive structure of the business processes. The control functions are responsible for providing an independent and objective check on risk-taking activities to safeguard the integrity of the entire risk management and control process.
     Risk Disclosure. Comprehensive, transparent and objective risk reporting and disclosure to senior management and to shareholders is the cornerstone of the risk control process.
     Earnings Protection. Operating limits are set to quantify risk appetite and allocated among business lines to control normal periodic adverse results, in an attempt to limit such losses relative to the potential profit of each business. The Group’s risk capacity is expressed through stress loss limits with the aim of protecting UBS from unacceptable damage to our annual earnings capacity, our dividend paying ability and, ultimately, our reputation and ongoing business viability.
     Reputation Protection. Failure to manage and control any of the risks incurred in the course of our business could result in damage to UBS’s reputation. For this reason:
–	we continue to develop potential stress loss measures for credit and market risk
–	we avoid taking extreme positions in tax, reg-
ulatory and accounting sensitive transactions
–	we aspire to the highest standards in protecting the confidentiality and integrity of our client information
–	we aim to maintain the highest ethical standards in all our businesses.
     Every employee, but in particular those involved in risk decisions, must make UBS’s reputation an overriding concern. Responsibility for the risk of damage to our reputation cannot be delegated or syndicated.

An integrated approach to risk
management and control

Risk management and control are an integral part of our commitment to providing consistent, high-quality returns for our shareholders. We believe that delivery of superior shareholder returns depends on achieving the appropriate balance between risk and return, both in day-today business and in the strategic management of the balance sheet and capital. We recognize that risk is integral to UBS’s business, but our approach to risk management and control seeks to limit the scope for adverse variations in earnings and, in particular, to protect UBS from the risk of severe loss as a result of unlikely, but plausible, stress events arising from any of the material risks we face.
     UBS has an integrated Corporate Center responsible for finance, strategic planning, risk control, and balance sheet and capital management. Excellence in risk management is, however, most fundamentally based upon a business management team that makes risk identification, management and control critical components of its processes and plans.

Key responsibilities

The Board of Directors is responsible for the firm’s fundamental approach to risk (the Risk

Management and Control Principles), and for the determination of our risk capacity and risk appetite.

     The Chairman’s Office is responsible for the annual review of the Group’s principal risk limits.
     The Group Executive Board (GEB) is responsible for implementing the Risk Management and Control Principles, for approving core risk policies, for allocating risk limits to the Business Groups, and for managing the risk profile of the Group as a whole. The GEB is the Risk Council of the Group.
     The GEB Risk Sub-Committee (established in 2002) prepares the decisions of the GEB in the risk area and monitors the implementation of such decisions via the risk reporting process.
     The Group Chief Credit Officer (CCO) is responsible for formulating credit risk policies, for determining methodologies to measure credit risks, and for setting and monitoring credit, settlement and country risk limits.
     The Group Chief Risk Officer (CRO) is responsible for the policies, methodologies and limits for other inherent risk categories (see “The risks we take” section on page 56), and for aggregating and assessing the total risk exposure of the Group.
     The Business Group CEOs are responsible for all risk exposures within their Business Groups and must take corrective action where necessary, given the aggregate risk profile of the portfolio or the risks of specific positions.

     The Business Group Risk Control Functions, headed by Chief Risk and Chief Credit Officers (CROs and CCOs), are empowered to enforce the Risk Management and Control Principles and are responsible for the implementation of independent control processes within their Business Groups.
     The Group Risk Committee reviews and evaluates the key risk issues being presented to the senior committees of the Group, the state of the current portfolio, emerging risk and revenue trends, and concentrations and vulnerabilities. It is chaired by the Group CRO.
     Business Group Risk Committees monitor the risks taken by the Business Groups. They are chaired by the Business Group CEOs and include heads of business areas and delegates of the Group CRO and CCO.

The risk control process

There are five critical elements in our independent risk control process:
–	risk identification, particularly in new businesses and in complex or unusual transactions, but also in response to external events and in the continuous monitoring of the portfolio
–	risk measurement of quantifiable risks, using approved methodologies and models which have been independently validated

Capital and Risk Management Risk Management and Control

–	risk policies, consistent with evolving business requirements and international best practice
–	comprehensive risk reporting to management at all levels against the approved risk control framework and, where applicable, limits
–	risk control, to enforce compliance with the Risk Management and Control Principles, and with policies, limits and regulatory requirements.
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
     Group Internal Audit provides an independent view to the Board of Directors, via the Chairman’s Office, of the effectiveness of the Risk Management and Control Principles and their enforcement, and of the effectiveness of the independent control units.

The risks we take

Business risks are the risks associated with a chosen business strategy, including business cycles, industry cycles, and technological change. They are the sole responsibility of the relevant business, and are not subject to an independent control process. They are, however, factored into the firm’s planning and budgeting process.

     Inherent risks are the risks inherent in our business activities which are subject to independent risk control. A distinction is made between primary and consequential risks.
     Primary risks are the exposures deliberately entered into for business reasons and which are actively traded and managed:
–	credit risk is the risk of loss resulting from client, counterparty or issuer default and arises on credit exposure in all forms, including settlement risk
–	market risk is exposure to observable market variables such as interest rates, exchange rates and equity markets
–	liquidity and funding risk is the risk that the Group is unable to fund assets or meet obligations at a reasonable price or, in extreme situations, at any price. These risks are discussed in the “Group Treasury” section on pages 78 to 87.
     Consequential risks (also known as operational risks) are exposures that are not actively taken, but which are incurred as a consequence of business undertaken:
–	transaction processing risk arises from errors, failures or shortcomings at any point in the transaction process, from deal execution and capture to final settlement
–	compliance risk is the risk of financial loss due to regulatory fines or penalties, restriction or suspension of business, or costs of mandatory corrective action. Such risks may be incurred by not adhering to applicable laws, rules and regulations, local or international best practice (including ethical standards), or UBS’s own internal standards
–	legal risk is the risk of financial loss resulting from the non-enforceability of UBS’s actual or anticipated rights arising under a contract or other arrangement or under case or statute law
–	liability risk is the risk that we, or someone acting on our behalf, fail to fulfill the obligations, responsibilities or duties imposed by law or assumed under a contract and that claims are therefore made against us
–	security risk is the risk of loss of confidentiality, integrity or availability of our information or other assets
–	tax risk is the risk of additional tax arising from technically incorrect positions taken on tax matters, or failure to comply with tax withholding or reporting requirements on behalf of clients or employees; and the risk of claims by clients or counterparties as a result of UBS involvement in tax sensitive products or transactions.
     A failure adequately to identify, manage or control any of these risks, including business risks, may result not only in financial loss but also in loss of reputation, and repeated or widespread failure compounds the impact. Reputation risk is not directly quantifiable and cannot be managed and controlled independently of other risks.

How we measure risk

For risks which are quantifiable, in principle we measure the potential loss at three levels — expected loss, statistical loss and stress loss.
     Expected loss is the loss that is expected to arise on average in connection with an activity. It is an inherent cost of such activity, and should be budgeted and deducted from revenues directly. The use of the expected loss concept for credit risk is discussed in the “Expected loss” section on page 60. In the context of market risk, expected loss is reflected in valuation adjustments which are routinely made in mark-to-market books to reflect market liquidity or model risk. We are continuing to develop the expected loss framework for consequential risks, including preparation for regulatory capital requirements under the New Basel Capital Accord (“Basel II”).
     Statistical loss (also known as “unexpected loss”) is an estimate of the amount by which actual loss can exceed expected loss over a specified time horizon, measured to a specified level of confidence (probability). A statistical loss measure in the form of Value at Risk (VaR) has been used to measure market risk in UBS for a number of years, and is both the basis of a key internal market risk limit structure and the measure used to determine our market risk regulatory capital requirement. We also have a credit portfolio statistical loss measure reflecting exposure concentrations and default correlations. We continue to work towards robust measures of statistical loss for other risk categories, although it can be complex to apply statistical techniques to risks for which data is sparse, where the loss distribution is typically asymmetrical, irregular and discontinuous, and where the time it would take to manage down, close out or hedge positions is uncertain.
     Stress loss is the loss that could arise from extreme, but plausible, stress events. The Board of Directors establishes stress loss limits to avoid unacceptable damage to our earnings, our dividend paying ability and, ultimately, our reputation and ongoing business viability. The identification of stress events and scenarios to which we are vulnerable and an assessment of their potential impact is therefore a key component of the risk control process. Formal stress loss measures and limits are most extensively implemented for our trading activities, for certain credit portfo-

Capital and Risk Management Risk Management and Control

lios and for country risk, but we use a variety of scenarios and techniques, which we continue to refine, in order to identify other areas of risk concentration and potential vulnerability to stress events.

     Stress situations can arise from many sources, and the essential complements to quantitative assessments are, on the one hand, a tried and tested process which can be invoked immediately in response to any crisis and, on the other, well prepared business continuity management processes and plans, both of which we continue to develop, test and refine.
     The measurement of risk is clearly important, but quantification does not always tell the whole story, and not all risks are quantifiable. We therefore pay equal attention to “soft” risks and avoid the temptation to ignore risks that cannot be properly quantified.

Risk reporting

Senior management at both Business Group and Group level are regularly provided with risk reports, both quantitative, where available, and qualitative. We have continued to enhance the coverage of the reports, particularly for consequential risk categories, with particular focus on risks which pose a reputational as well as financial threat.

Capital and Risk Management
Risk Analysis

Risk Analysis

Credit risk

Credit risk represents the loss which UBS would suffer if a client or counterparty failed to meet its contractual obligations. It is inherent in traditional banking products — loans, commitments to lend and other contingent liabilities, such as letters of credit — and in “traded products” — forward contracts, derivative contracts such as swaps and options, repo transactions and securities borrowing and lending relationships. Positions in “tradable assets” such as bonds and equities, including both direct holdings and synthetic positions through derivatives, also carry credit risk, but where they are held for trading and are marked to market they fall under the market risk limits and controls described under “Market risk” on page 71 below. For completeness, they are included, where applicable, in the credit risk exposures reported in “Composition of credit exposures” on pages 63 to 68 below.

     Credit risk management and control at UBS is governed by a Group Credit Policy Framework, and by detailed credit policies and procedures developed for the Group and within the Business Groups.
     To ensure a consistent and unified approach with appropriate checks and balances, all Business Groups where material credit risk is taken have independent credit risk control (CRC) functions. They are headed by chief credit officers (CCOs) reporting to the Group CCO and to Business Group senior management. Disciplined processes are in place, within the Business Groups and centrally, to ensure prompt identification, accurate assessment, proper approval and consistent monitoring of credit risk. Senior business management, the GEB and the Chairman’s Office are provided with regular, standardized reports of aggregate Business Group credit risk exposure by the CRC organization as part of a comprehensive risk reporting framework.
     The approval and monitoring of new counterparties, and of new transactions giving rise to credit risk, plays a central part in the risk control process. Credit approval authority is exercised within the independent CRC functions by authorized credit officers. The notional amount of their authority is dependent on the quality of the counterparty and any security, and on the experience and seniority of the credit officer.
     The CRC functions continuously monitor the credit quality of counterparties and our exposure to them, and the credit risk profile of the Business Group portfolios. CRC has authority over counterparty rating, credit risk assessment and approval, and the establishment of allowances and provisions.

Credit risk of counterparties and groups

We restrict our credit exposure to both individual counterparties and counterparty groups by credit limits. The size of limit depends on our assessment of their financial strength, particularly their sustainable free cash flow to service obligations, and on the economic environment, industry position and qualitative factors such as management strength.
     In UBS Warburg, where it is most relevant, we differentiate between “take and hold” exposure and “temporary” exposure — exposure accepted with the intention of syndicating, selling or hedging it within a short period. The business is given more authority for temporary exposures but, in return, the exposures are subject to portfolio stress limits as explained under “Statistical and stress loss” on page 61.
     Exposure against limits is measured for banking products as the face value amount of the loan or commitment. For most traded products we determine the future exposure profile by modeling the potential evolution of the value of the portfolio of trades with each counterparty over its life (potential credit exposure), taking into account legally enforceable close out netting agreements where applicable (see Note 23 to the UBS Group Financial Statements). Credit limits for individual counterparties are applied to the “maximum likely exposure” derived from

Capital and Risk Management
Risk Analysis

this analysis, a 95% confidence statistical measure of the exposure in each counterparty portfolio.

     This way of measuring exposure is broadly consistent with accounting and regulatory rules — but it does not provide a fully comparable measure of risk across different products and tenors. UBS Warburg has therefore developed, primarily as a management tool at this stage, a measure of “standalone credit Value at Risk” which translates all exposures into a benchmark loan equivalent, against which maximum counterparty concentration guidelines are set for each rating. Whenever a guideline is, or could be, exceeded as a result of new transactions or a rating downgrade, exposure reduction is triggered. This may be achieved through syndication, sale or hedging. For further detail of our hedging program see page 65.

Portfolio measures of credit risk

In the Financial Statements, we report credit loss expense according to International Financial Reporting Standards (IFRS). Under these rules, losses are recognized and charged to the Financial Statements in the period when they arise (see “Provisioning policies” on page 62, and Notes 1 and 9 to the UBS Group Financial Statements). By contrast, in our segment and business unit reporting, we reflect the fact that credit risk exists in every credit engagement, and that credit loss expenses must be expected as an inherent cost of doing business.

Expected loss

The occurrence of actual credit losses is erratic in both timing and amount and those that arise usually relate to transactions entered into in previous accounting periods. In order to make the business accountable for any credit losses they suffer and to give them the incentive to align their credit decisions and risk-adjusted pricing with the medium-term risk profile of their credit transactions, we use the concept of “expected loss”.
     For UBS, expected loss is a statistically based measure intended to reflect the annual costs that will arise, on average, over time, from positions that become impaired. It is derived from the probability that a given counterparty will default, our current and likely future exposure to that counterparty and the likely severity of the loss should default occur.

UBS internal rating scale and
mapping to external ratings

		Moody's	Standard
		Investor	and
UBS		Services	Poor's
Rating	Description	equivalent	equivalent

0 and 1	Investment	Aaa	AAA
2	grade	Aa1 to Aa3	AA+ to AA-
3		A1 to A3	A+ to A-
4		Baa1 to Baa2	BBB+ to BBB
5		Baa3	BBB-

6	Sub-investment	Ba1	BB+
7	grade	Ba2	BB
8		Ba3	BB-
9		B1	B+
10		B2	B
11		B3	B-
12		Caa to C	CCC to C

13	Impaired and	D	D
14	defaulted	D	D

     The default probabilities of individual coun-terparties are assessed by means of rating tools tailored to the various categories of counterparty. For the major part of the business within UBS Wealth Management & Business Banking, we use a statistical approach or “score card” to form groups of clients with similar propensity to default. UBS Warburg, with its less homogeneous client base, uses an approach under which credit officers assess the credit standing of counterparties based on guidelines and an analytical format or “template”, designed to ensure consistency of ratings across the Business Group. In all cases, the analysis is founded on an assessment of both financial ratios and qualitative factors. The result of this counterparty specific analysis is expressed as a rating.

     Clients are segmented into 15 rating classes, two being reserved for assets that are already impaired or defaulted. The UBS rating scale, which is shown in the table above, is not only an ordinal ranking of our counterparties; we have assigned to each rating class a fixed probability of default, and thus clients migrate between rating classes as our assessment of their probability of default changes. As shown in the table above, we map the ratings of the major rating agencies to our rating classes based on the long-term average default observations for each external grade. Observed defaults per rating category vary year-on-year, and especially over an economic cycle, and this mapping does not, therefore, imply that UBS expects this number of defaults in any given period.

     We determine exposure at default based on the expected outstanding at the time of default, for example for traded products the expected exposure profile, derived from the same model as for credit limit utilization (see “Credit risk of counterparties and groups” on page 59).
     Loss severity or loss given default is assessed based on a set of assumptions, taking into account the seniority of the claim, and collateral or other credit mitigation where available.
     Expected loss, at both transaction and counterparty level, is the product of the probability of default, the exposure at default and the loss given default.
     The concept of expected loss and its components form the basis for various business applications within UBS: individual credit policies refer to counterparty rating classes to determine, for example, the maximum tenor allowed for OTC derivative transactions; the rating concept is used to define credit authorities granted to individual credit officers across the Group; and expected loss is used in valuing the OTC derivative books to account for the credit risk assumed in these trades. UBS’s internal measurement framework is consistent with the concepts of Basel II under which future minimum regulatory capital requirements for credit risk will be determined.
     For further details of how we use expected loss in our segment reporting, please see the “Credit loss expense” section on page 39 and 40 of the Financial Report 2002 and Note 2a to the UBS Group Financial Statements.

Statistical and stress loss

Our credit portfolio is heterogeneous, varying significantly in terms of client type, geographical diversity and the size of exposures. For the assessment of both statistical loss and stress loss, it is therefore analyzed initially in sub-portfolios with more homogeneous characteristics.
     We aggregate statistical loss across portfolios using our own proprietary “credit Value at Risk” methodology. This provides an indication of the level of risk in the portfolio and the way it changes over time.
     Modeling extreme credit losses is complex because they are driven much less by systematic factors than is generally the case for market risk. We apply scenarios which allow us to assess the impact of variations in bankruptcy/default rates and asset values, taking into account risk concentrations in each portfolio, and we report results to senior management. In UBS Warburg, we apply limits to stress exposure. For “temporary” exposures we use a scenario for the measurement of stress loss that combines market (credit spread) shocks and increased default rates. For “take and hold” exposures we apply only increased default rates, but taking account of portfolio concentrations. We also measure and report industry and geographical contributions to stress loss results.

Settlement risk

UBS is exposed to settlement risk as a consequence of its international transactional businesses. Settlement risk arises in transactions involving the exchange of values when we must honor our obligation to deliver cash or securities without first being able to determine that we have received the counter-value. This risk is particularly significant in foreign exchange and precious metals transactions, and we limit and monitor the risk on a continuous basis against settlement limits for each counterparty based on our assessment of their credit standing. Settlement risk reduction is a high priority and we continue to work to achieve shorter settlement cycles from payment release to reconciliation, and to reduce exposure by establishing risk reduction arrangements with counterparties, such as payment netting and covered settlements.

     UBS participates in payment and securities clearing houses, and was a founder member of the Continuous Linked Settlement (CLS) system, an industry initiative which established a global clearing house, CLS Bank, to settle foreign exchange transactions on a delivery versus payment basis. CLS went live in mid-October 2002 and has substantially reduced both settlement and systemic risks faced by UBS and other major foreign exchange trading banks. We expect more reductions as further banks join the system indirectly through settlement members, and as the range of currencies cleared by CLS is increased.

Country risk

The CRC function at the Corporate Center assigns ratings to all countries to which we have exposure. Like the counterparty ratings, the sov-

Capital and Risk Management
Risk Analysis

ereign ratings express the probability of the occurrence of a country risk event that would lead to an impairment of UBS’s exposures. The default probabilities and the mapping to the ratings of the major rating agencies are the same as for counterparty credit risks (see table on page 60), the three lowest ratings being designated “distressed”.

     For all countries rated 3 and below, we closely monitor exposure within country ceilings approved by the Chairman’s Office. The country risk ceiling is a primary limit for all transactions with counterparties in these countries, and extension of credit may be denied on the basis of a country risk ceiling, even if there are adequate counterparty limits available.
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
     We measure exposures against country ceilings in two ways. We use the traditional “nominal” measure based on exposures from banking products and traded products, including our own intra-Group cross-border positions, and exposure to issuers of tradable assets such as bonds and equities. This is the basis of regulatory and financial reporting, including the data provided on pages 68 and 69. We also measure the risk in terms of potential loss, including potential loss from market movements, reflecting the fact that the risk profiles of exposures can vary significantly depending on the type of product, any collateral, and the degree to which they have been hedged against market shocks. The potential loss based measure is the primary internal risk management and control tool.
     We measure the potential financial impact of severe emerging markets crises by stress testing — identifying countries that may be subject to a potential crisis event and determining potential loss under conservative assumptions of recovery rates for individual products. The potential loss under this stress loss measure is subject to a limit approved by the Board of Directors.

     We define emerging market countries as countries which have yet to reach a mature stage of economic, financial, institutional, political and social development or where there is significant potential for economic or political instability. All emerging market countries are subject to country ceilings. The country data provided on pages 68 and 69 covers only emerging market countries and not all countries which are subject to ceilings.

Provisioning policies

UBS classifies a claim as impaired if the book value of the claim exceeds the present value of the cash flows actually expected in future periods — interest payments, scheduled principal repayments, or other payments due (for example on derivatives transactions), and including liquidation of collateral where available. Within this category, we further classify loans as non-performing where payment of interest, principal or fees is overdue by more than 90 days. Non-performance is not the determinant of impairment, although it may, in some circumstances, be the first evidence of impairment.

     We have established policies to ensure that the carrying values of impaired claims are determined on a consistent and fair basis, especially for those impaired claims for which no market estimate or benchmark for the likely recovery value is available. Future cash flows considered recoverable are discounted to present value in accordance with the principles of IAS 39. A provision is then made for the probable loss on the claim in question and charged to the income statement as credit loss expense.
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
     Allowances and provisions for credit losses also include a component for country risk. We establish country-specific scenarios, which are kept under review and updated as necessary, to evaluate the extent to which the value of our banking and traded product exposure are affected by country risk incidents or country-specific systemic risks. The appropriate provisions are then determined by evaluating the type of credit exposure in the portfolio for each country and the loss severities that have been attributed to each exposure type. Furthermore, we have specific allowances against exposures in countries that are subject to a moratorium or have been rescheduled. The amount of such allowances is determined case by case from an assessment of the amounts that we deem to be irrecoverable.

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

Composition of credit exposures

Credit is an integral part of many of our business activities.

     The two main contributors to credit exposure are UBS Wealth Management & Business Banking and UBS Warburg. To a lesser extent, credit activities are also important to UBS PaineWebber.
     The credit exposure of UBS Wealth Management & Business Banking is mainly comprised of traditional loans to private individuals and corporations. Loans to private individuals are typically secured by either residential real estate or portfolios of marketable securities. Loans to corporations may, depending on our assessment of the credit capacity and quality of the borrower, be extended on an unsecured basis, but often benefit from collateral in the form of real estate or other assets.
     In UBS Warburg, credit exposure arises both from traditional banking products and from our trading activities, including swaps, options, forward contracts, repo transactions and securities lending and borrowing relationships (traded products). Exposure to lower rated counterparties is generally collateralized or otherwise supported.
     The table on this page provides an overview of the aggregate credit exposure of the UBS

Total exposure

	UBS Wealth Management
	& Business Banking			UBS Warburg			UBS PaineWebber

CHF million
As at	31.12.02	31.12.01	31.12.00	31.12.02	31.12.01	31.12.00	31.12.02	31.12.01	31.12.00

Loans utilization (gross)	174,032	181,854	185,271	61,718	61,229	73,810	12,857	18,246	24,649
Contigent claims	11,752	13,303	10,613	4,407	11,640	17,173	430	542
Unutilized committed lines	1,984	2,520	3,574	36,439	47,355	49,936	811	715

Total banking products	187,768	197,677	199,458	102,564	120,224	140,919	14,098	19,503	24,649

Unsecured OTC products	1,682	1,961	883	55,002	64,416	61,340
Other derivatives (secured exchange-traded)	712	2,317	1,638	10,850	12,150	8,994
Securities lending	917	45	2,193	11,962	14,575	12,159
Repo	14	67	650	21,744	18,948	22,183

Total traded products[2]	3,325	4,390	5,364	99,558	110,089	104,676

Total credit exposure, gross	191,093	202,067	204,822	202,122	230,313	245,595	14,098	19,503	24,649

Total credit exposure,
net of allowances	187,369	196,557	197,042	200,620	227,949	242,873	14,069	19,469	24,629
Total tradable assets[3]	164	2,908	2,626	183,977	241,357	219,070

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Other[1]			UBS Group

CHF million
As at	31.12.02	31.12.01	31.12.00	31.12.02	31.12.01	31.12.00

Loans utilization (gross)	763	655	786	249,370	261,984	284,516
Contigent claims	5	2		16,594	25,487	27,786
Unutilized committed lines	72	18		39,306	50,608	53,510

Total banking products	840	675	786	305,270	338,079	365,812

Unsecured OTC products				56,684	66,377	62,223
Other derivatives (secured exchange-traded)				11,562	14,467	10,632
Securities lending				12,879	14,620	14,352
Repo				21,758	19,015	22,833

Total traded products[2]				102,883	114,479	110,040

Total credit exposure, gross	840	675	786	408,153	452,558	475,852

Total credit exposure,
net of allowances	840	670	781	402,898	444,645	465,325
Total tradable assets[3]	613	121	136	184,754	244,386	221,832

[1]	Includes UBS Global Asset Management and Corporate Center. [2] Traded products exposure is based on internal measurement methodology. [3] Tradable assets valuation: trading positions — net long, maximum default exposure; private equity — lower of cost or market; financial investments — fair value.

Capital and Risk Management
Risk Analysis

Group in nominal terms. For internal risk management and risk control purposes, we also measure credit risk in terms of statistical and stress loss, taking into account the size of the credit exposures, plus the quality of the counterparty, collateral and diversification effects, as explained on page 61.

UBS Wealth Management
& Business Banking

UBS Wealth Management & Business Banking’s gross loans to customers at 31 December 2002 amounted to CHF 174 billion, of which 69% or CHF 120 billion were secured by real estate. The pie chart to the right shows that exposure to the real estate sector is well diversified with 40% of loans being secured on single-family homes and apartments, which, historically, have exhibited a low risk profile. The 17% of exposure on residential multi-family homes consists of rented apartment buildings. Loans and other credit engagements with individual clients, excluding mortgages, are predominantly extended against the pledge of marketable securities where UBS applies conservative standards to determine the advance value of the collateral.

     Unsecured loans consist predominantly of exposures to corporate clients. They are fairly widely spread across rating categories and industry sectors, which reflects UBS’s position as a market leading lender to this segment of

UBS Wealth Management & Business Banking:
distribution of gross loans across counterparty rating and loss given default (LGD) buckets

		Loss given default buckets				Weighted
	Gross					Average
CHF million	Exposure	0-25%	26-50%	51-75%	76-100%	LGD(%)

0	1,183	512	576	95	0	36
1	476	388	48	39	1	31
2	2,963	1,721	860	341	41	32
3	35,555	18,017	8,579	3,771	5,188	33
4	5,743	1,936	1,738	2,024	45	40
5	81,954	75,014	4,184	1,775	981	27
6	8,596	1,955	3,691	2,753	197	42
7	10,953	3,055	4,825	1,654	1,419	43
8	10,235	2,017	5,938	1,461	819	39
9	5,987	1,257	3,494	843	393	40
10	1,206	218	694	212	82	42
11	341	53	208	54	26	41
12	467	166	134	118	49	43

Total	165,659	106,309	34,969	15,140	9,241	33

Investment grade	127,874	97,588	15,985	8,045	6,256
Sub-investment grade	37,785	8,721	18,984	7,095	2,985
Impaired and defaulted	8,373

Total gross loans	174,032

predominantly small to medium sized enterprises in Switzerland. During 2002, our high credit underwriting standards and the continued relative strength of the Swiss economy have contributed to improved credit quality within the portfolio, with individual and sector concentrations having been further reduced.

     The table above depicts credit exposure across counterparty ratings and loss given default (LGD) buckets. LGD represents our expectation of the extent of loss on a transaction should default occur, and is expressed as percentage loss per unit of exposure. LGD typically differs by type of counterparty and claim, seniority and available collateral. The table shows a concentration in the rating grade 5 and 25% LGD buckets, reflecting the dominant residential mortgage business with a standard LGD rate of 25%.

UBS Warburg

A substantial majority of UBS Warburg counter-party exposures fall into the investment grade category (internal counterparty rating grades 0 to 5), both for banking products gross (66%) and for traded products (94%). The UBS Warburg counterparties are primarily sovereigns, financial institutions, multinational corporate clients and investment funds. In the last few years, UBS Warburg has engaged in a substantial credit risk hedging program through which we have effectively reduced our banking products exposure by CHF 25.3 billion. This was achieved mainly by transferring the underlying risk to high grade market counterparties using credit default swaps. The table on the following page provides a view of the net banking products exposure, reflecting the effect of these credit risk hedging activities. In order to better illustrate the effects of credit hedging and other risk mitigation, we have expanded the 2002 columns in the rating distribution graph on page 67 to show exposures before and after risk mitigation. Additionally, in the matrix on the following page, we show the distribution of UBS Warburg’s net banking products exposure across rating grades and LGD buckets. In UBS Warburg’s portfolio, the standard LGD on senior secured claims is 40% and on senior unsecured claims 50%, which explains the concentration in the 26-50% bucket in the matrix on page 66. The significant exposure in the sub-investment grade 0-25% bucket is mainly comprised of collateralized short-term bridge loans for US residential real estate portfolios awaiting securitization.

     Exposure distribution across counterparty ratings shown elsewhere in this section refers only to the gross exposure and probability of

Capital and Risk Management
Risk Analysis
UBS Warburg: credit hedging, banking products

		As at 31.12.2002

	Gross	Credit	Other Risk	Net
CHF million	Exposure[1]	Hedges[2]	Mitigants[3]	Exposure

Investment grade	47,020	21,463	913	26,272
Sub-investment grade	29,256	3,770	613	25,551
Impaired and defaulted	1,981	99	1,229	818

Total banking products exposure	78,257	25,332	2,755	52,641

[1] Banking products exposure excludes money market deposits of CHF 13.3 billion. [2] Credit Hedges includes single name credit default swaps (CDS) and credit linked notes (CLN) programs at notional amounts. [3] Other Risk Mitigants include cash collateral and unfunded risk participations. The impaired and defaulted category also includes counterparty specific allowances of CHF 995 million.

Note: Columns cannot be totaled as net exposure is set to zero in case of over-hedging or over-provisioning.

UBS Warburg: distribution of net take and hold banking products exposure1 across counterparty rating and loss given default (LGD) buckets

	Net	Loss given default buckets				Weighted
	Credit					Average
CHF million	Exposure[2]	0-25%	26-50%	51-75%	76-100%	LGD(%)

Not rated	26		25		1	47
0 and 1	2,245		2,243		2	50
2	5,006	349	4,650	3	4	52
3	8,398	4,315	4,069		14	39
4	4,661	347	4,232		82	50
5	2,594	367	2,218	9		47
6	2,840	1,537	1,272	7	24	32
7	5,558	4,315	1,243			23
8	8,599	7,854	734	11		9
9	5,051	3,969	1,041	1	40	16
10	551	67	482	2		45
11	312		312			42
12	802	132	628	9	33	39

Total non-impaired	46,643	23,252	23,149	42	200	38

Investment grade	22,930	5,378	17,437	12	103
Sub-investment grade	23,713	17,874	5,712	30	97
Impaired and defaulted	797

Total take and hold	47,440

1 Net take and hold banking products exposure does not include money markets deposits of CHF 13.3 billion, and excludes temporary (underwriting) commitments.     2 Net credit exposure: gross credit exposure minus credit hedges minus other risk mitigants.

default, without reference to the likely severity of loss or loss mitigation from collateral or credit hedges.
     Continuing the trend observed in 2001, the year under review saw both a number of high profile investment grade defaults and record levels of speculative-grade defaults both in the US and in Europe. Our disciplined credit underwriting and distribution standards and our focus on asset quality, have allowed UBS Warburg to avoid most of these defaults. To have experienced a net recovery of loan losses in very challenging markets has confirmed our strategy and reaffirmed our firm-wide risk culture. UBS Warburg is well positioned for, but not immune to, any continued turbulence in the international credit markets.
     UBS Warburg’s banking products portfolio continues to be widely diversified across industry sectors. At 31 December 2002, the largest exposure (36%) was to the finance sector. While the reported 7% exposure to the transport, storage and communication sector includes CHF 3.6 billion of gross exposure to the telecommunication industry, the vast majority of this amount relates to incumbent investment grade operators and substantial portions of these exposures are credit-hedged.
     A significant proportion of UBS Warburg’s credit risk arises from its trading and risk man-

66

Capital and Risk Management
Risk Analysis

agement activities. Providing risk management solutions to our customers, including the use of derivative products, is a core business of UBS Warburg. Here, transactions with counterparties of lower quality are generally conducted on a secured basis or for short tenors only. In line with general market trends, UBS Warburg has also entered into bilateral collateral agreements with other major banks to mitigate the potential concentrations of exposure arising from industry consolidation and the continuing increase in volumes of OTC derivatives traded.

     The graphs above show UBS Group’s OTC derivative exposure by product type and maturity at 31 December 2002, while the graph on page 67 shows details of all UBS Warburg traded products exposure by counterparty rating at 31 December 2002. Further details of derivative instruments are provided in Note 23 to the UBS Group Financial Statements.

UBS PaineWebber

Consistent with UBS PaineWebber’s business focus on regulated, collateralized lending to high net worth individuals, credit risk in its portfolio is comparatively low. The loan portfolio as at 31 December 2002 amounted to CHF 12.9 billion, spread over some 95,000 individual positions, widely dispersed across the US.

Country risk

Our cross-border country risk exposure to emerging markets has further reduced to CHF 10.7 billion, down from CHF 15.4 billion at 31 December 2001. Of this amount, CHF 5.8 billion or 54% is to investment grade countries. Our on-shore exposure to emerging markets is immaterial.
     The table and graphs below analyze the cross-border emerging market country exposures by country rating category, by major geographical area and by product type at 31 December 2002 compared to 31 December 2001 and 31 December 2000.

Emerging market exposure by major geographical area and product type

CHF million	Total			Banking products			Traded products			Tradable assets

As at	31.12.02	31.12.01	31.12.00	31.12.02	31.12.01	31.12.00	31.12.02	31.12.01	31.12.00	31.12.02	31.12.01	31.12.00

Emerging Europe	2,005	1,954	1,612	390	632	809	532	750	395	1,083	572	408
Emerging Asia	4,755	7,747	7,642	2,189	4,029	4,053	1,179	1,537	1,355	1,387	2,181	2,234
Latin America	1,711	2,876	4,268	618	1,122	2,352	330	863	1,025	763	891	891
Africa/Middle East	2,205	2,858	2,736	979	1,432	1,564	818	962	669	408	464	503

Total	10,676	15,435	16,258	4,176	7,215	8,778	2,859	4,112	3,444	3,641	4,108	4,036

Credit loss expense

UBS Group’s Financial Statements are prepared in accordance with IFRS, under which credit loss expense charged to the Financial Statements in any period is the sum of net allowances and direct writeoffs minus recoveries arising in that period, i.e. the credit losses actually incurred. To better reflect the characteristics of credit risks in our activities, we measure and present our Business Group results in terms of expected loss, rather than actual IFRS loss, and provide a reconciliation between the two - see the section “Expected loss” on pages 60 to 61 and pages 39 to 40 of our Financial Report 2002 for further details. The following discussion covers the actual credit loss expense recorded under IFRS.

     Throughout 2002, the global credit environment continued the downward trend observed in 2001. Concerns regarding the sustainability of the global economic recovery have increased. Combined with increasing geopolitical tensions, the outlook for corporate profits has weakened. Financial market development during the year was characterized by heightened investor risk aversion, with pronounced tiering by credit quality, resulting in higher-risk corporate and sovereign borrowers facing increasingly difficult financing conditions.

     Against this background, and in stark contrast to the very challenging credit environment, UBS Warburg achieved a strong credit performance with net credit loss recoveries of CHF 35 million, compared to credit loss expense of CHF 360 million in 2001 and CHF 562 million in 2000. This excellent performance was the result of minimal exposures to new defaults plus the recovery of country provisions for emerging markets exposures which were repaid or sold during 2002.
     As illustrated in the graph on this page, corporate bankruptcies in Switzerland have reversed a five-year falling trend and climbed by 10.8% during the year. In our case, this negative development did not come as a surprise and has largely been compensated by the measures we have undertaken to improve the asset quality of our domestic credit portfolio. The gradual slowdown of the Swiss economy and our success in substantially reducing our impaired portfolio have, however, resulted in a lower level of recoveries compared to previous years. This largely explains the increase of our credit loss expense to CHF 241 million, compared to CHF 123 million in 2001.
     Group credit loss expense in 2002 amounted to CHF 206 million, compared to CHF 498 million in 2001 and to a net recovery of CHF 130 million in 2000. The exceptional result in 2000 was helped by favorable economic conditions in Switzerland which, for UBS Wealth Management & Business Banking, resulted in substantial write back of credit loss provisions taken in earlier periods.

Capital and Risk Management Risk Analysis

IFRS credit loss expense

	UBS Wealth Management
CHF million	& Business Banking			UBS Warburg			UBS PaineWebber

For the year ended	31.12.02	31.12.01	31.12.00	31.12.02	31.12.01	31.12.00	31.12.02	31.12.01	31.12.00

Total banking products exposure at year end	187,768	197,677	199,458	102,564	120,224	140,919	14,098	19,503	24,649
IFRS actual credit loss expense/(recovery)	241	123	(695)	(35)	360	562	15	15	3
- as a proportion of total banking products exposure (bps)	13	6	(35)	(3)	30	40	11	8	1

Expected loss charged to Business Groups[2]	314	604	785	128	112	243	13	18	3
- as a proportion of total banking products exposure (bps)	17	31	39	12	9	17	9	9	1

[Additional columns below]

[Continued from above table, first column(s) repeated]

CHF million	Other[1]			UBS Group

For the year ended	31.12.02	31.12.01	31.12.00	31.12.02	31.12.01	31.12.00

Total banking products exposure at year end	840	675	786	305,270	338,079	365,812
IFRS actual credit loss expense/(recovery)	(15)	0	0	206	498	(130)
- as a proportion of total banking products exposure (bps)	(179)	0	0	7	15	(4)

Expected loss charged to Business Groups[2]	0	0	0	455	734	1,031
- as a proportion of total banking products exposure (bps)	0	0	0	15	22	28

1Includes UBS Global Asset Management and Corporate Center.     2 For an explanation of the credit loss charge used in our Business Group reporting, please see the “Expected loss” section on page 60 and 61 and pages 39 and 40 of the Financial Report 2002.

Impaired loans, allowances and provisions

UBS classifies a claim as impaired when the book value of the claim exceeds the present value of the cash flows actually expected in future periods. Allowances and provisions for credit loss are established in line with IAS 39 and according to our provisioning policies which are explained on page 62. We are confident that our policies and processes ensure a consistent and fair basis for determining prudent levels of allowances and provisions.

     As shown in the table below, allowances and provisions for credit losses decreased by 31.6%, from CHF 8,218 million at 31 December 2001

[1]	Includes UBS Global Asset Management and Corporate Center. UBS Global Asset Management had no impaired or non-performing loans at 31.12.02, 31.12.01 and 31.12.00.

[2]	Includes country allowances and provisions and provisions for off-balance-sheet liabilities.

Allowances and provisions for credit loss

	UBS Wealth Management &
CHF million	Business Banking

As at	31.12.02	31.12.01	31.12.00

Loans to banks (gross)	6,449	7,938	9,150
Loans to customers (gross)	167,583	173,916	176,121
Gross loans	174,032	181,854	185,271

Non-performing loans	5,033	7,004	8,342
Other impaired loans	3,340	4,306	5,978

Total impaired loans	8,373	11,310	14,320

Allowances for non-performing loans	2,750	4,248	5,141
Allowances for other impaired loans	832	1,143	2,579

Total allowances for impaired loans	3,582	5,391	7,720

Other allowances and provisions[2]	452	243	83

Total allowances and provisions	4,034	5,634	7,803

of which country allowances and provisions	515	507	498

Ratios
Impaired loans as a % of gross loans	4.8	6.2	7.7

Non-performing loans as a % of gross loans	2.9	3.9	4.5

Allowances and provisions for credit loss as a % of gross loans	2.3	3.1	4.2

Allocated allowances as a % of impaired loans	42.8	47.7	53.9

Allocated allowances as a % of non-performing loans	54.6	60.7	61.6

to CHF 5,621 million at 31 December 2002. Note 9b to the UBS Group Financial Statements provides further details of the changes in allowances and provisions during the year.

     Allowances and provisions for emerging market-related exposures stood at CHF 736 million at 31 December 2002, compared to CHF 1,006 million at 31 December 2001 and CHF 1,292 million at 31 December 2000. The reduction is mainly a consequence of our policy of reducing the overall size of our emerging market exposures.
     Impaired loans have decreased to CHF 10,365 million at 31 December 2002 from CHF 14,629 million at 31 December 2001 and from CHF 18,494 million at 31 December 2000. Over the same period, non-performing loans (a sub-set of impaired loans) have also decreased, to CHF 6,029 million from CHF 8,639 million at 31 December 2001 and CHF 10,452 million at 31 December 2000.
     The ratio of impaired loans to total loans has improved over the past three years to 4.2% at 31 December 2002 from 5.6% at 31 December 2001 and 6.5% at 31 December 2000, while the non-performing loans to total loans ratio improved to 2.4% at 31 December 2002 from 3.3% at 31 December 2001 and 3.7% at 31 December 2000. These positive results were due, in part, to the reduction of our exposure to international credit risk, which produced fewer new impaired and non-performing loans than in previous years, and in part to continuing efforts to conclude proceedings and reach settlement on existing non-performing loans.

Market risk

Market risk is the risk of loss arising from movements in observable market variables such as interest rates, exchange rates and equity markets. In addition to these and other general market risk factors, the risk of price movements specific to individual issuers of securities is considered market risk.

     Market risk is incurred in UBS primarily through trading activities which are centered in UBS Warburg’s Corporate and Institutional Clients business unit. It arises primarily from market making, client facilitation and propri-

UBS Warburg			UBS PaineWebber			Other[1]			UBS Group

31.12.02	31.12.01	31.12.00	31.12.02	31.12.01	31.12.00	31.12.02	31.12.01	31.12.00	31.12.02	31.12.01	31.12.00

24,495	17,702	18,310	1,327	2,151	2,061	640	470	543	32,911	28,261	30,064
37,223	43,527	55,500	11,530	16,095	22,588	123	185	243	216,459	233,723	254,452
61,718	61,229	73,810	12,857	18,246	24,649	763	655	786	249,370	261,984	284,516

967	1,609	2,068	29	17	16	0	9	26	6,029	8,639	10,452
996	1,667	2,064	0	17	0	0	0	0	4,336	5,990	8,042

1,963	3,276	4,132	29	34	16	0	9	26	10,365	14,629	18,494

706	1,104	1,167	29	17	16	0	5	5	3,485	5,374	6,329
575	760	777	0	17	0	0	0	0	1,407	1,920	3,356

1,281	1,864	1,944	29	34	16	0	5	5	4,892	7,294	9,685

264	681	813	13	0	0	0	0	0	729	924	896

1,545	2,545	2,757	42	34	16	0	5	5	5,621	8,218	10,581

221	499	794	0	0	0	0	0	0	736	1,006	1,292

3.2	5.4	5.6	0.2	0.2	0.1	0.0	1.4	3.3	4.2	5.6	6.5

1.6	2.6	2.8	0.2	0.1	0.1	0.0	1.4	3.3	2.4	3.3	3.7

2.5	4.2	3.7	0.3	0.2	0.1	0.0	0.8	0.6	2.3	3.1	3.7

65.3	56.9	47.0	100.0	100.0	100.0	0.0	55.6	19.2	47.2	49.9	52.4

73.0	68.6	56.4	100.0	100.0	100.0	0.0	55.6	19.2	57.8	62.2	60.6

Capital and Risk Management Risk Analysis

etary positions in equities, fixed income and interest rate products, foreign exchange and, to a lesser extent, precious metals and energy. Activity is mainly in OECD markets, with some business in emerging markets.

     Group Treasury assumes market risk through the transfer of long-term interest rate risk from other Business Groups, and through the Group’s structural foreign exchange positions. These are non-trading positions and are discussed in the “Group Treasury” section on pages 78 to 87.
     Further market risks arise, but to a much lesser extent, in other businesses, again, primarily from the facilitation of customer business, but also in the form of interest rate risk in the banking books of the private banks (UBS’s independently branded, but wholly owned private banking subsidiaries).
     Market risk measures are applied to all foreign exchange, precious metals and energy exposures of the Group, to all the trading books of UBS Warburg, to interest rate risk in the Group Treasury book and the private banks, and to any other material market risk arising.

Risk measurement

The expected, statistical and stress loss framework is applied to market risk as follows:
–	expected loss is reflected in the valuation adjustments made to the portfolio. These cover price uncertainties resulting from a lack of market liquidity or the absence of a reliable market price for an instrument or position, and model risk in more complex models
–	statistical loss is measured using a Value at Risk (VaR) methodology. VaR expresses the potential loss on the current portfolio assuming a specified time horizon before positions can be adjusted (holding period), and measured to a specified level of confidence. UBS measures VaR on both a one day and a ten day holding period, in both cases to a 99% confidence level. Estimates are based on historical simulation, assessing the impact of historical market movements on today’s portfolio, based on five years of historical data. 1-day VaR exposure expresses the maximum daily mark to market loss that UBS is likely to incur on the current portfolio under normal market conditions with a larger loss being statistically likely only once in a hundred business days
–	stress loss is assessed against a set of forward looking scenarios, approved by the Board of Directors, using stress moves in market variables which are regularly reviewed and approved by the Group CRO. Stress events modeled in our standard scenarios include crises in equity, corporate bond and emerging markets, and severe currency and interest rate movements. They are kept under constant review and fine tuned as necessary to reflect changing market and economic conditions. We also monitor our positions against more specific scenarios that target individual sectors or are based on current concerns.
     All VaR models, while forward-looking, are based on past events and are dependent upon the quality of available market data. The quality of the VaR model is therefore continuously monitored by backtesting. In backtesting we compare the actual revenues arising from the previous day’s closing positions (“backtesting revenue”, which excludes non-trading revenues such as commissions and fees and revenues from intra-day trading) with the 1-day VaR calculated for the previous day on these same positions. If the revenue, whether positive or negative, exceeds the 1-day VaR, a “backtesting exception” is considered to have occurred. When VaR is measured at a 99% confidence level, a backtesting exception is expected, on average, one day in a hundred. A higher rate of occurrence may indicate that the VaR model (the combination of the inputs and the calculations) is not fully capturing all risks. UBS conducts backtesting daily at a number of organizational levels, down to individual trading portfolios in UBS Warburg, and investigates all backtesting exceptions to establish their cause and any necessary remedial action. Backtesting is also a regulatory requirement, and negative backtesting exceptions (where revenue is negative and greater than the previous 1-day VaR) must be reported to the regulators.
     The Board of Directors has set a limit on statistical loss for market risk at the Group level in terms of 10-day VaR. This limit is allocated by the GEB among the Business Groups, the largest allocation being to UBS Warburg. Within the Business Groups, the limit is allocated to lower organizational levels as necessary. The internal 10-day VaR measure is also the basis of UBS’s market risk regulatory capital requirement.

     The Board of Directors has also set a stress loss limit on market risk for UBS Warburg.

     The market risk VaR and stress loss limits are the principal controls on UBS’s exposure to day-to-day movements in market prices, but complementary controls are also applied to prevent undue concentrations, including limits on exposure to individual market risk variables, such as individual interest or exchange rates, and limits on positions in the securities of individual issuers. These controls are set at levels which reflect variations in price volatility and market depth and liquidity.

Market risk developments

Throughout the year UBS Warburg has maintained its previous strategy of concentrating risk taking in liquid markets and instruments, and strictly controlling incremental risk in illiquid markets, including private equity. We continue to apply strict risk/return standards in both our proprietary and client facing activities.

     In 2002, we have seen periods of exceptional volatility, in conjunction with extraordinary falls in securities prices in the bond and equity markets, especially in the telecommunications and energy sectors. These falls occurred in response to profit warnings, and revelations of accounting irregularities and corporate misgovernance, particularly in the second and third quarters of 2002.

     Against this background, we reviewed and adjusted our risk profile in the middle of the year and have routinely hedged tail risk, thereby avoiding much of the market fallout. Opportunities have arisen and have been taken, as can be seen from the occasional increases in VaR shown in the graph below.
     We entered the energy markets on 11 February 2002 and market risk arising in the business is included in the table below from that date in the risk class “Other”. Trading conditions have been difficult for most of the year and our energy risk remains small.
     The table below shows average, minimum, maximum and year end market risk exposure for UBS Warburg, as measured by VaR on a ten day holding period and 99% confidence level.
     While average VaR for equities decreased from CHF 181 million to CHF 177 million, the average for interest rates increased from CHF 183 million to CHF 219 million. These changes reflect changing market conditions and, in particular, good trading opportunities in the bond markets which resulted in interest rates being the strongest risk driver at the end of 2002. Average VaR for UBS Warburg increased from CHF 252 million in 2001 to CHF 275 million in 2002, partly explained by the ongoing shift of risk taking from illiquid to liquid markets, but in gener-

UBS Warburg Corporate and Institutional Clients1: Value at Risk (10-day 99% confidence)

	Year ended 31.12.02				Year ended 31.12.01				Year ended 31.12.00

CHF million	Min.	Max.	Average	31.12.02	Min.	Max.	Average	31.12.01	Min.	Max.	Average	31.12.00

Risk type
Equities	123.3	293.0	177.2	178.3	123.9	454.9	181.1	157.0	144.7	245.9	199.4	146.5
Interest rates	161.8	303.4	219.2	280.9	127.6	299.8	182.7	226.2	113.8	182.4	148.1	122.4
Foreign exchange	6.2	100.0	35.0	9.6	9.3	90.7	28.5	25.8	7.8	98.0	32.7	31.5
Other (incl. energy)[2]	3.6	112.8	29.8	12.6	2.2	14.4	6.1	5.1	2.1	27.4	9.7	5.3
Diversification effect	[3]	[3]	(186.3)	(171.4)	[3]	[3]	(146.2)	(143.1)	[3]	[3]	(148.2)	(128.2)

Total	198.3	389.6	274.9	310.0	179.8	470.3	252.2	271.0	177.2	296.1	241.7	177.2

1 Positions have been restated for 2001 and 2000 to exclude UBS PaineWebber exposures. UBS Warburg Energy exposures are included from start of trading on 11 February 2002.
2 Includes energy risk from UBS Warburg Energy and precious metals risk.     3 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

Capital and Risk Management Risk Analysis

UBS Group: Value at Risk (10-day 99% confidence)

		Year ended 31.12.02				Year ended 31.12.01				Year ended 31.12.00

CHF million	Limits	Min.	Max.	Average	31.12.02	Min.	Max.	Average	31.12.01	Min.	Max.	Average	31.12.00

Business Groups
UBS Warburg — Corporate and Institutional Clients[1,2]	450	198.3	389.6	274.9	310.0	179.8	470.3	252.2	271.0	177.2	296.1	241.7	177.2
UBS PaineWebber[3]	50	11.1	36.2	18.9	14.2	13.2	37.3	20.4	23.6	17.8	28.2	21.8	21.3
UBS Global Asset Management	30	7.0	13.1	9.4	8.6
UBS Wealth Management & Business Banking[4]	50	4.1	8.9	5.4	4.1	3.7	5.3	4.8	4.8	3.3	4.8	4.1	3.7
Corporate Center[5]	150	30.1	63.7	39.8	62.1	31.3	63.5	37.4	40.9	29.9	149.4	69.4	45.3
Reserve	150
Diversification effect				(68.3)	(86.6)			(49.0)	(35.7)			(89.0)	(58.0)

Total	600	211.3	373.9	280.1	312.4	191.9	482.5	265.8	304.6	189.0	321.9	248	189.6

1 Includes UBSW Energy from start of trading on 11 February 2002.     2 Positions have been restated for 2001 and 2000 to exclude UBS PaineWebber exposures.     3 UBS PaineWebber included from legal merger date 3 November 2000.     4 Includes interest rate exposures in the banking books of the Private Banks.     5 Includes interest rate exposures in the banking book of Group Treasury.

al, market risk exposures have stayed within the normal ranges.

     Market risk positions in the other Business Groups and Corporate Center have only a marginal incremental impact on the total VaR at Group level as can be seen in the table on page 74.
     UBS had no regulatory backtesting exceptions in 2002, as can be seen in the backtesting graph. Note that the revenues shown in this graph are “backtesting revenues” — they exclude non-trading revenues, such as commissions and fees, and revenues from intraday trading, which are not relevant in the context of backtesting. The 10-day VaR, which is the basis of the limits and exposures in the tables, is also shown for information.
     In the first histogram on page 74 we show the distribution of these backtesting revenues while the second histogram shows daily revenues from all sources (“full revenues”) in the Corporate and Institutional Clients business unit.
     Further enhancements have been made to specific areas of the VaR model, but none of these changes has had a material impact on the reported risk.

Consequential risk

In June 2002, we appointed a Group Head of Consequential Risk, reporting to the Group CRO, whose mission is to ensure that the Group has formulated and implemented, and constantly reviews and refines, a consistent, coherent and comprehensive approach to the management and control of consequential risk throughout our business.

     The process begins with the identification and assessment of risks to which we are, or could be, exposed, which range from every day events such as reconciliation problems to potentially severe events such as fraud. Operating standards are then established to control the risks, which means taking a conscious decision whether and how they are to be accepted, managed, mitigated, or avoided. We recognize, however, that we cannot eliminate them completely (because errors and accidents will always happen) and that it may not be cost effective to do so even where it is theoretically possible — we adopt a risk based approach.
     Compliance with controls must be monitored continuously and their effectiveness assessed. To assist in this process, we can identify and track certain indicators, such as the number of unreconciled items on nostro and custody accounts and the time they have been outstanding, which can potentially provide early warning of increasing risk or non-compliance with standards.
     Appropriate contingency/crisis and business continuity plans are developed to cover extreme events affecting a limited area (e.g. one IT system or server) or a significant part of the business (e.g. all operations in one location). Consideration of stress scenarios is a component of this process.
     We identify consequential risk “events” — actual failures of processes, people or systems -including external events, whether or not they directly impact UBS, for example a fraud committed at another institution. An event such as a virus attack or a customer complaint does not always lead to direct or indirect financial loss but may indicate that standards are not complied with or are ineffective
     We maintain a database of financial losses and their underlying causes. It is, however, important to understand that financial losses from a single event can arise in several ways (for example a writedown of assets, a claim against UBS, a regulatory fine, and indirect loss through business disruption); and that the level of risk at any time is not directly correlated to actual financial losses or their frequency of occurrence, which are, at best, only indicative. An analysis of the causes of consequential risk events is there-

Capital and Risk Management Risk Analysis

fore also important, to ensure that our standards are complied with, that they are effective, and that remedial action is taken where necessary.

     The primary objective of consequential risk management and control is to ensure a continuous process of qualitative improvement. As such, we rely primarily on a qualitative framework supported by appropriate quantitative techniques.

Consequential risk developments

Know Your Customer and Anti-money laundering controls

Since the events of 11 September 2001, financial institutions and their regulators have made strengthening of and compliance with Know Your Customer and Anti-Money Laundering laws and regulations a key priority. UBS was already committed to the adoption of appropriate internal standards, and these had been incorporated in many aspects of our operations. We have been an active member and key supporter of the major industry bodies whose aim is to eliminate the proceeds of crime from the financial system. Our significant contribution to the workings of the Wolfsberg Group of Banks is but one example.
     We continue to make substantial investments in personnel and technologies to help ensure that we have at our disposal the latest techniques and information to identify suspicious activities and criminals engaged in money laundering. We are currently implementing a monitoring system to identify potentially suspicious transactions in our private banking and retail broker dealer operations. We also continue to develop our own internal customer vetting databases.
     Adherence to the standards set by the our regulators and supra-national bodies such as the Financial Action Task Force (FATF) remains one of the Group’s major objectives, and we will continue to refine and enhance the processes we apply to customer acceptance and transaction monitoring in line with our assessment of the risks, industry practice, regulatory requirements and technical developments.

IT security

Like most other financial institutions, we rely on IT infrastructure to support our business processes. Moreover, as a major global market participant and a market leader in the provision of internet based and other “e” services to our clients, we need both strong IT security and adequate business continuity arrangements to protect a range of interest groups, including our clients and customers, other market participants and our shareholders, and to meet our legal and regulatory obligations.

     We have senior Information Security Risk Control officers in all Business Groups and have established a regular global forum for IT and Risk Control to assess the risk environment and determine appropriate actions to mitigate these risks. We continue to enhance our IT security risk policies, standards and practices to ensure that we meet industry best practice. Senior management including the Group Executive Board are provided with regular reports on material risk areas.

Fraud prevention

We strive for operational excellence in serving our clients. To this end, effective controls, using state-of-the-art technology, are important tools in maintaining and steadily improving our high quality level. In this context, we have a systematic process not only to identify and prevent operational errors, but also to monitor unusual patterns which might indicate fraudulent activities.
     We recognize and focus on the risk inherent in our business and will continue to enhance prevention and detection measures where justified by the risks and costs to our clients and our shareholders. During 2002 we have strengthened system access controls and access monitoring and have implemented search engines to detect and prevent fraudulent activity.

New Basel capital accord (“Basel II”)

Since the first draft of the New Basel capital accord (“Basel II”) was published in 1999, there has been continuous dialogue and discussion between regulators and the industry, various drafts have been published, and quantitative studies have been conducted. A final consultative paper is due in May 2003, after which further material changes are not expected. Full implementation is scheduled for 1 January 2007 after a one year parallel run.
     Basel II consists of three mutually reinforcing pillars:

–	Pillar 1 sets capital requirements for credit risk, market risk and operational risk. Existing rules for market risk capital are substantially unchanged. The rules for credit risk capital will be more risk-sensitive than at present and banks will be permitted to use some of their own internal risk assessments to determine regulatory capital. The regulatory capital charge for operational risk (consequential risk) is new
–	Pillar 2 involves regulatory assessment of models, controls, standards and processes in the organization — a qualitative assessment to complement the quantitative assessment under Pillar 1. This process already exists for market risk but will be more extensive under Basel II
–	Pillar 3 requires enhanced disclosure by banks. In 2002, we launched a project to implement
Basel II in UBS. The overall goals of Basel II are clearly compatible with our own ambition and past strategic decision to be among the leading institutions in risk management and control and, particularly in the areas of portfolio credit risk measurement, sophisticated internal models are indispensable.
     Since the final details of Basel II are not yet known, the initial focus of the work has been on areas that clearly benefit our own internal measurement, management and control tools. For credit, this has meant ensuring the completeness and accuracy of loss history data (observed defaults, migrations and loss severity); reviewing rating processes, tools and methodologies; and completing all relevant documentation.
     There will be considerable flexibility for banks to develop different approaches to the modeling and qualitative aspects of operational risk. We have continued to gather loss and other event-related data, focusing on data quality and consistency of detail and definition. Banks will have to support their quantitative approaches with a strong qualitative framework and, as outlined in the “Consequential risk” section above, we are developing group-wide qualitative standards. While it is clear that improving the qualitative framework should beneficially impact loss experience, there is no simple formula. Once the final details of Basel II are clear, we will further accelerate our quantitative work.

     Pillar 3 will require banks to disclose a range of information about the risks they take, the way they assess risks and their regulatory capital position, beyond the present financial reporting guidelines. The intention is to subject banks to “market discipline” — the markets would reinforce regulatory supervision by requiring higher or lower costs of capital based on the individual bank’s level of risk and quality of risk management and control.
     UBS is a supporter and exponent of transparency in banks’ financial statements, and of disclosure as a means to promote market discipline. We thus support the aims of Pillar 3 — indeed, we would encourage similar developments by other financial services regulators.
     Discussions are continuing on the final detail of Pillar 3 and UBS is working with the industry and regulators to try to ensure an appropriate balance between, on the one hand, the benefits of enhanced disclosure and, on the other, the negative impact of excessive detail which may confuse rather than assist the reader. We also continue to encourage regulators and accounting standard setters to work together to harmonize disclosure requirements.
     We expect that, as risk management and control practices evolve, banks’ disclosure standards will also change, and we are committed to remaining at the forefront of meaningful disclosure.

Capital and Risk Management Group Treasury

            Group Treasury

The processes and transactions for which Group Treasury is responsible relate to our corporate legal structure, regulatory capital, balance sheet, funding and liquidity, non-trading currency and interest rate risk and financial investments, including:
–	efficient governance of the firm’s interest rate risk process with the aim of optimizing risk capture and management, netting potential and organizational cost
–	management of Group Treasury’s own interest rate risk position, which arises from its balance sheet management activities, which are non-trading
–	providing a framework for sustainable and cost-efficient funding of the firm’s balance sheet, using a well-diversified portfolio of funding sources and preserving a balanced liability structure
–	management of UBS’s long-term debt portfolio
–	providing a framework for optimal liquidity management in order to generate cash when required without compromising the Group’s ability to take advantage of market opportunities
–	efficient management of the currency-diversified equity investment portfolio, and of the Group’s non-trading foreign exchange exposure, to shield regulatory capital ratios and expected future cash flows from fluctuations in exchange rates against the Swiss franc
–	efficient management of the capital base, taking into account financial ratios and regulatory capital requirements with a view to maintaining strategic flexibility, sound capitalization and strong ratings
–	efficient management of UBS’s own shares
–	adherence to an adequate, lean and transparent corporate legal structure to underpin the Group’s commitment to meeting international standards for corporate governance
–	efficient management of specific strategic investment holdings.

Interest rate risk management

Interest rate risk is inherent in many of our businesses. It arises from a variety of factors, including differences in timing between contractual maturity or re-pricing of assets, liabilities and derivative instruments, which impact net interest income in the event of changes in market interest rates. In the case of variable rate assets and liabilities, UBS is also exposed to basis risk, which is the difference in re-pricing characteristics of floating rate indices, such as the savings rate and market rates, and which can result in changes to net income and the valuation of our assets and liabilities. In addition, certain products have embedded options that affect their pricing and effective maturity.

     Most non-trading interest rate risks are captured at the point of business origination and then transferred, through a transfer pricing mechanism, to one of the centralized risk management units, predominantly either Group Treasury or UBS Warburg’s Cash and Collateral Trading unit (CCT).
     This process allows us to exploit Group-wide netting potential in the management of interest rate risk. The only notable exceptions to this rule are the five independent private banking subsidiaries which manage their own interest rate risk separately; however the amount of interest rate risk involved is not material to the financial condition or results of the Group as a whole.
     For internal risk management and control, the Group’s standard market risk measure, Value at Risk (VaR), is applied to all Group Treasury positions, although Group Treasury’s book is not subject to market risk regulatory capital requirements. Group Treasury’s interest rate risk is the predominant element of the Corporate Center VaR shown in the table on page 74 in the “Market risk” section. We apply additional risk measures appropriate to a “Bank Book” to the interest rate positions managed by Group Treasury. These are explained below in the “Interest rate risk in the Group Treasury Bank Book” section.

Internal hedging process

In applying our internal hedging process, a distinction is made between transactions with fixed maturities and those without contractual maturity dates or directly market-linked rates (such as retail products).
     Transactions with fixed maturities are transferred by individual back-to-back transactions to Group Treasury in the case of long-term Swiss franc transactions, and to CCT in the case of short-term Swiss franc and all non-Swiss franc transactions.
     Client current and savings accounts and many other products of UBS Wealth Management & Business Banking have no contractual maturity date or directly market-linked rate, and can be thought of as containing embedded pre-payment/withdrawal and re-pricing options. Their interest rate risk cannot be transferred by simple back-to-back transactions and they are therefore transferred on a pooled basis. This entails the establishment of a “replication” portfolio — a portfolio of revolving transactions between the originating business unit and Group Treasury at market rates designed to approximate the average cash flow and re-pricing behavior of the pooled client transactions. The structure and parameters of the replication portfolios are set in accordance with long-term observations of market and client behavior and are reviewed periodically. The current extraordinarily low interest rate environment, especially in Swiss franc rates, led, at the end of 2002, to some temporary adjustments of the replication portfolios for variable rate liabilities.
     As a result of this process, the originating business units are immunized as far as possible against market interest rate movements, but retain the product margin, while Group Treasury acquires market interest rate based positions which can be managed within its approved limits and mandate.
     A significant amount of interest rate risk also arises from non-business related balance sheet items, such as the financing of our real estate and equity investments in associated companies,

and the investment of our own equity. These are all strategic decisions, which implicitly create interest rate exposures. These non-business items are also transferred to Group Treasury through replicating portfolios which, in this case, are designed to approximate the investment or funding profile mandated by the GEB.

     All replicating portfolios are updated monthly by replacing maturing tranches with new tranches, taking into account changes in the underlying portfolios over the period. Although the choice of monthly rollovers for each replicating portfolio helps to minimize the volume of transactions required at any one time, new aggregate tranches are, nevertheless, of such a size that they cannot be laid off to the market instantly. There are, furthermore, long term fixed rate refinancing requirements arising mainly from the commercial lending activities of UBS Wealth Management & Business Banking, which occur throughout the month. Group Treasury therefore actively manages the timing of its hedging, which leads to intra-month interest rate risk exposure that can fluctuate significantly during the course of each month.
     All risk transferred to CCT is managed by CCT within its risk limits, according to its risk view and appetite (see also “Market risk” section on pages 71 to 75). To the extent that Group Treasury needs to hedge its positions, it also deals with UBS Warburg units, which are the sole interface to the external markets for both cash and derivative transactions.

Interest rate risk in the Group Treasury
Bank Book

The GEB has approved risk management policies, risk limits and a control framework for Group Treasury’s Bank Book interest rate risk management process.
     The internal control framework includes an allocation of the Group VaR limit (which also covers Group Treasury’s foreign exchange risk). Group Treasury’s VaR exposure is included in the table on page 74.

Capital and Risk Management
Group Treasury

     Three key interest rate risk measures are also used within Group Treasury:
–	Interest rate sensitivity expresses the impact of a one basis point (0.01%) parallel rise in interest rates on the fair value (net present value) of all our interest rate risk positions
–	Economic value sensitivity measures the potential change in fair value of Group Treasury’s interest rate positions resulting from a large instantaneous shock to interest rates
–	Net interest income at risk is defined as the potential change in our net interest income resulting from adverse movements in interest rates over the next twelve months. Various changes in the level of interest rates are applied. Usually the worst case is captured by using instantaneous shock scenarios. All of the scenarios are compared with a scenario where current market rates and client behavior are held constant for the next twelve months. The methodology is designed to highlight the effects of market changes in interest rates on Group Treasury’s balance sheet positions — it ignores future changes in the asset and liability mix and it is not, therefore, a predictor of future net interest income.
     The interest rate sensitivity measure is a simple unit measure of sensitivity, which does not, in itself, provide an indication of potential loss. The economic value sensitivity and net interest income at risk methodologies provide different, but complementary, views of potential loss from interest rate risk. The economic value sensitivity measure provides both a longer-term view and a view of the whole book, since it takes into account the present value of all future cash flows generated from the existing balance sheet positions. The net interest income at risk measure, by contrast, considers only the re-pricing effect from positions maturing over the next twelve months, and thus provides a shorter-term view but one which more closely reflects financial reporting.
     In all three measures, for internal purposes we assess the exposure both including and excluding the replication portfolio representing the Group’s equity. When this portfolio is excluded, the exposure under all three measures increases, since the exposures on assets in which the equity is invested are no longer netted against the benchmark for equity investment.

     In order to reflect the significant increase in business activities in foreign currencies, the GEB decided in 2002 to diversify the equity investment strategy from a pure Swiss franc investment portfolio into portfolios of different currencies. Our equity is currently invested in portfolios of longer term fixed-rate assets in Swiss francs, US dollars and euros, in line with the strategic investment targets set by the GEB. At 31 December 2002 the Swiss franc portfolio had an average duration of 3.3 years and an interest rate sensitivity of CHF 11.93 million per basis point. For the US dollar portfolio, the duration was 5.1 years and its sensitivity CHF 1.81 million per basis point and for the euro portfolio the duration was 3.3 years and its sensitivity CHF 0.47 million per basis point.

     The interest rate sensitivity of these investments is directly related to the chosen investment duration. It should be recognized that, although investing in significantly shorter maturities would lead to a reduction in the apparent interest rate sensitivity and economic value sensitivity of our Bank Book positions, it would lead to higher net interest income at risk (when measured excluding the equity itself) and to higher volatility in the Group’s actual interest earnings.
     The table on page 81 shows the interest rate sensitivity of our overall interest rate risk positions as at 31 December 2002. The first total is the sensitivity including the equity replicating portfolio, while the final total, which is significantly larger, excludes this portfolio.
     The table on page 81 shows the change in risk under the economic value sensitivity and net interest income at risk measures between 31 December 2000 and 31 December 2002.
     The net interest income at risk figure shown is the worst case among various interest rate scenarios that have been analyzed, and results from an assumed downward interest rate shock (parallel shift) of 200 basis points. At 31 December 2002, the difference in the projected outcome in this scenario from that projected in a constant market rate scenario represented a reduction of CHF 151 million in the year’s total net interest income, compared with a reduction of CHF 313 million on 31 December 2001.
     The economic value sensitivity measure shows the effect of a 100 basis point adverse interest rate shock. At 31 December 2002, a 100 basis point upward shock of Swiss franc rates

Interest rate sensitivity of the bank book

As at 31.12.02
CHF thousand per	Within 1	1 to 3	3 to 12	1 to 5	Over 5
basis point increase	month	months	months	years	years	Total

CHF	16	(126)	97	(63)	(114)	(190)
USD	27	(80)	(66)	56	936	873
EUR	8	(3)	44	191	1	241
GBP	0	0	(37)	89	581	632
JPY	0	0	0	20	(24)	(4)
Others	0	0	0	(1)	(3)	(4)

Total[1]	50	(208)	38	292	1,378	1,549

of which equity replicating portfolio (CHF)	62	24	439	6,393	5,011	11,929
of which equity replicating portfolio (USD)	3	0	11	629	1,164	1,807
of which equity replicating portfolio (EUR)	1	1	16	267	189	474

Total equity replicating portfolio	66	25	466	7,289	6,364	14,210

Bank book without equity replicating portfolio (total)	(16)	(233)	(428)	(6,997)	(4,987)	(12,661)

[1]	Total risk position includes adjustments of the replication portfolios for variable-rate products.

Change in risk under the two methodologies

	As at

CHF million	31.12.02	31.12.01	31.12.00

Net interest income at risk	(151)	(313)	(247)
Economic value sensitivity	(1,246)	(1,319)	(908)

would lead to a CHF 1,246 million decline in fair value, compared with an exposure of CHF 1,319 million to the same scenario on 31 December 2001.

Liquidity and funding management

The liquidity management process is undertaken jointly by Group Treasury and CCT. Group Treasury’s function is to establish a comprehensive management framework, including policies and risk limits, while CCT undertakes operational cash and collateral management transactions within the established parameters. This centralized cash and collateral management structure permits tight control on both our global cash position and our stock of highly liquid and rediscountable securities.

     The GEB has approved a policy establishing the core principles for liquidity management and has defined an appropriate contingency plan. A first set of principles relates to the establishment of liquidity risk limits (for example, a net overnight funding limit). The risk limits are set by the GEB and monitored by Group Treasury. The Group’s liquidity exposure is assessed by the

Group Treasury Committee (GTC), which is chaired by the Group Treasurer and meets on a monthly basis. A second set of principles concentrates on liquidity crisis management, for which a detailed Group Liquidity Contingency Plan has been developed. This has been incorporated into UBS’s Global Crisis Management Concept, which covers all types of crisis events, including a liquidity crisis, and applies to all Business Groups and subsidiaries of the UBS Group. Regional committees monitor the markets in which UBS operates for potential threats and regularly report their findings to Group Treasury. In the event of a liquidity crisis, regional crisis task forces implement contingency plans under the direction of senior management.

Benefits of centralization

Being a globally integrated financial services firm, UBS’s range of business activities naturally generates asset and liability portfolios which are highly diversified with respect to market, product and currency. This reduces UBS’s exposure to individual funding sources, and also provides a broad range of investment opportunities, which in turn reduces liquidity risk. The centralized approach

Capital and Risk Management
GroupTreasury

to liquidity management adopted at UBS allows these advantages to be exploited. Group Treasury is, furthermore, instrumental in executing an integrated collateral management process on a Group-wide basis to ensure that the large pool of high-quality collateral gathered across the Group is made available for repurchase and securities lending transactions through which CCT creates additional revenues for both UBS and our clients, and also generates substantial funding on a secured basis. This additional liquidity cushion could be crucial in crisis situations.

Funding sources and approach

With a broad diversification of funding sources (by market, product and currency), we maintain a well-balanced portfolio of liabilities which generates a stable flow of financing and provides protection in the event of market disruptions. This, together with our centralized funding management, enables us to pursue a funding strategy which seeks to ensure that business activities are funded at the lowest possible cost.
     In this context, UBS’s strong domestic retail business is a very valuable, cost efficient and reliable source of funding. Through the establishment of short, medium and long-term funding programs in Europe, the US and Asia, we can both provide specialized investments to our customers and efficiently raise funds globally, minimizing our dependence on any particular source. This integrated approach to funding allows us to exploit our ability to create tailor-made structured products for both private and institutional investors across the globe. The creation and marketing of such cost-effective structured debt issuance is achieved through close co-operation across various business areas. The embedded risks are managed by UBS Warburg, while Group Treasury determines the effective funding levels at which the underlying debt components are issued.
     We plan our medium- and long-term funding activities by assessing the overall funding profile of the balance sheet, taking due account of the effective maturity of our asset base and the amount of maturing debt that will have to be replaced. We also factor in our ability to continue to fund our ongoing business activities through periods of difficult market conditions
     We make frequent use of asset-securitization structures, in particular in connection with the sale of corporate loans and retail mortgages. These do not, however, constitute a material portion of UBS’s funding activities and our liquidity status would not be significantly affected if capital markets were to become inaccessible for such securitization transactions. UBS has no long-term commitments to continue to purchase the types of assets being securitized.

     The charts below show a breakdown by product type and by currency of our secured and unsecured funding as at 31 December 2002. UBS has a strong secured funding base that reduces our exposure to periods of stressed market conditions where the ability to raise unsecured funding could be temporarily restricted. Of our total funding, 44% was raised on a secured basis and 56% unsecured. The unsecured funding base is well diversified, with 16% of funding stemming from savings and demand deposits, 7% from fiduciary deposits and only 8% from money market papers and 9% from short-term inter-bank borrowing. Most of our funding was originated in US dollars, with major portions also being raised in Swiss francs and in euro, roughly mirroring the currency breakdown of our assets. Around 10% of our funding was denominated in other currencies (primarily sterling and Japanese yen). UBS does not rely on buying committed credit facilities from third party banks, but instead we base our contingent funding sources on our ability to raise secured funding through the use of high-quality collateral.

     In the course of 2002, UBS’s long-term debt remained stable, decreasing slightly from CHF 57.2 billion at 31 December 2001 to CHF 56.6 billion at 31 December 2002, despite the 6% contraction of the Group balance sheet over the same period. The maturity profile of our long-term debt portfolio is well balanced. See Note 18 to the UBS Group Financial Statements for further information concerning long-term debt.

Liquidity management approach

Our approach to liquidity management is to ensure, as far as possible, that we will always have sufficient liquidity to meet liabilities when due, without compromising our ability to respond quickly to strategic market opportunities. Our centralized approach to liquidity management encompasses both branches and subsidiaries and seeks to ensure that the liquidity position is more than adequate to cover short-term liabilities at all times. UBS’s liquidity management is based on an integrated framework that incorporates an assessment of all expected cash flows within the firm and the availability of high-grade collateral which could be used to secure additional funding if required. The liquidity position is assessed and managed under a variety of potential scenarios, giving due consideration to stress factors. The range of scenarios analyzed encompasses both normal market conditions and stressed conditions, including both UBS specific and general market crises. For each scenario considered, the short-term liquidity position arising out of non-trading activities is determined by identifying the gap between liabilities running off and maturing assets to be repaid. This analysis is augmented by ascertaining the value of trading book assets which could be liquidated as compared to the liabilities which would have to be repaid. In assessing this gap, we take into account both our ability to utilize collateral - both our own and collateral borrowed from customers — to raise funds, which may enhance our liquidity, and the possibility that our customers may seek to draw down unutilized capacity under credit lines we extend them, which may place further demands on liquidity. We also take into account the fact that, while under normal market conditions it can be safely assumed that most maturing assets would be repaid, trading assets successfully liquidated and maturing liabilities replaced by creating new liabilities, this will not necessarily be the case under stressed conditions.

     The starting point for these stress analyses is the breakdown by contractual maturity of our assets and liabilities. This is displayed as at 31 December 2002 in Note 29 to the UBS Group Financial Statements, which shows the profile of UBS’s overall cash-flow ladder under a business as usual scenario. Various stress scenarios are then simulated by adjusting this assumed cash-flow ladder according to each type of stress event. These scenarios range from a liquidity squeeze that remains confined to the capital and inter-bank markets (akin to the Asian crisis of 1997, the Russian crisis of 1998 and the crisis following 11 September 2001) to a full-blown general market crisis that affects all participants and spans all market sectors on a global basis. Particular emphasis is also placed on a bank-specific crisis, where UBS alone is affected. Again, this crisis is assumed to occur globally across all market sectors. In this way, varying degrees of severity are simulated and all of UBS’s funding sources and investments are assumed to be put under stress. The range of effects evaluated includes:
–	inability to roll over maturing unsecured debt (both long-term and short-term debt such as UBS’s commercial paper programs)
–	inability to raise new unsecured (short-term or long-term) debt
–	increased collateral margins on the bank’s secured funding sources — a sudden, large outflow of retail deposits (“bank run”)
–	a large increase in drawdowns of unutilized committed credit lines
–	an increase in haircuts applied to trading portfolio assets (for sale or pledging in repo transactions).
     Furthermore, because it is probable that customers will also be affected by such a liquidity crisis and thus unable to meet their obligations, it is assumed that all core businesses, such as consumer loans and mortgages, and investments must continue to be financed, even if they fall due during the assumed crisis period.

Capital and Risk Management
Group Treasury

UBS-specific crisis: liquidity gap and contingency funding

	As at

CHF billion	31.12.02	30.9.02	30.6.02	31.3.02

Crisis liquidity gap	(26)	(33)	(10)	(12)
Secured contingency funding	71	73	72	89
Net position	45	40	62	77

     Our exposure under these liquidity stress scenarios is analyzed on a monthly basis and any ensuing liquidity gap is assessed to ascertain the ability of the bank to bridge the gap by means of our large stock of committed, undrawn central bank facilities and through increased use of repurchase and similar transactions. The assumed crisis gap is monitored monthly by Group Treasury and action is taken if it exceeds a predefined trigger level.

     The results of the liquidity stress scenario analyses are reported monthly to the Group CRO and quarterly to the GEB. The table above shows the development during 2002 of the cumulative 30-day liquidity gap that could arise during a UBS-specific crisis and the amount of contingency funding that could be raised to redress the potential imbalance. The secured funding capacity in the table relates exclusively to securities that are eligible for pledging at the major central banks and assumes application of crisis-level collateral margins. It does not take account of our additional stock of liquid securities that could be used to raise secured funding on the interbank market and it is assumed that none of the contingency funding would be raised on an unsecured basis.
     The results shown above are regarded as constituting a worst-case scenario that comprises a simultaneous combination of severe impairments to UBS’s overall liquidity situation across all markets, currencies and products. The scenario assumes, inter alia, that we would be unable to renew any of our unsecured debt, including our entire maturing Money Market Papers (outstanding volume CHF 73 billion as of 31 December 2002), as could occur if we were to suffer a severe downgrading of our credit ratings. It further encompasses potential liquidity outflows due to contingent liabilities, in particular those due to undrawn committed credit lines. Exposures to other contingent commitments, such as guarantees and letters of credit, are also included in this analysis, even though these are not as vulnerable since they are generally not unconditional but are, rather, linked to other (independent) conditions precedent being fulfilled. The scenario also assumes that the crisis would engulf UBS’s source of retail deposits, thereby leading to massive withdrawals from current accounts, savings accounts and deposits. Furthermore, access to the client collateral pool is assumed to be limited as a result of securities lending agreements being cancelled during such a crisis.

     Apart from regularly monitoring unutilized committed credit facilities, UBS also assesses latent liquidity risks that could materialize if we were to suffer a downgrading of our credit ratings. “Rating Trigger” clauses, especially in derivative contracts, create such risks as they could result in an immediate cash outflow due to the unwinding of derivative positions with a negative replacement value, or the need to deliver additional collateral. The contingent exposure arising directly from these rating triggers is judged not to be material, even if UBS were to be downgraded to sub-investment-grade level. This exposure is prudently managed on an ongoing basis by regularly repeating the exposure analysis and by ensuring that any significant rating trigger clauses are subject to appropriate explicit approvals.
     While UBS engages in financial transactions that involve the utilization of non-consolidated special-purpose entities, our funding and liquidity capacity is not reliant upon these entities to any material extent. Additionally, should any or all of these financial channels become unusable, the impact on UBS’s liquidity resources would be insignificant. All of UBS’s major sources of liquidity are channeled through entities that are fully consolidated and are included in the scenario analyses described above.

Currency management

We report our results in Swiss francs, the currency of the country in which we are incorporated. Our corporate currency management activities are designed to protect the Group’s BIS Tier 1 ratio and expected future foreign currency cash flows from adverse movements of the Swiss franc against the currencies of our assets, revenues and costs, while preserving the option to take advantage of market opportunities which may arise.

Translation (balance sheet) currency risk

We aim to maintain our flexibility in being able to divest foreign currency assets at any time without adverse currency impact by match-funding, i.e. a US dollar asset is funded in US dollars, an euro asset in euros, etc. This policy has, in the past, also been applied to equity investments in consolidated subsidiaries and branches, which were match-funded by debt, while our equity remained predominately invested in Swiss francs.
     However, our non-Swiss activities have expanded significantly in the last five years, and the currencies of our balance sheet assets are now more diversified. A significant depreciation of the Swiss franc against these currencies would therefore result in a deterioration of our BIS Tier 1 ratio. We have therefore decided to adopt a new equity investment approach more in line with our business portfolio. In future, our equity will be diversified into Swiss francs, US dollars, euros and sterling in proportion to our risk-weighted assets in these four main currencies, by investing directly in the capital of subsidiaries and branches denominated in these currencies. The current match-funding (or structural hedging) of equity investments in consolidated subsidiaries and branches will be progressively terminated. This will create structural foreign currency exposures, the gains or losses on which will be recorded through equity and will therefore lead to fluctuations in the Group’s capital base in line with the fluctuations in risk-weighted assets, thereby protecting the BIS Tier 1 capital ratio.

     The financial transactions to achieve this structure were started in fourth quarter 2002. The first significant impact on our capital base can be expected in first quarter 2003 (depending on the size of currency moves against the Swiss franc). Further equity investments will follow in the course of 2003. We believe that complete BIS Tier 1 ratio protection will be achieved towards the end of 2003 when the target currency mix of invested equity should be in place.

Transaction (revenues/expenses)
currency risk

Each month, final profits or losses are translated, for financial accounting purposes, into Swiss francs from the original transaction currencies at the prevailing rate at the end of the month. At the same time, we sell down these profits or losses into Swiss francs in order to reduce earnings volatility resulting from subsequent exchange rate movements. (Small gains or losses from timing differences between month-end and actual sell down are reported as income in Corporate Center.)
     Furthermore Group Treasury proactively hedges, from time to time, significant currency exposures arising from expected future foreign currency earnings/costs (mainly US dollar, euro and sterling), in accordance with the instructions of the GEB. Economic hedging strategies employed include a cost-efficient option purchase program, providing a safety net against unfavorable currency fluctuations while preserving upside potential. The hedge program has a time horizon of up to twelve months and is not restricted to the current financial year. Although intended to hedge future cash flows, these transactions are considered open currency positions and included in VaR for internal and regulatory capital purposes (refer also to page 74 in the “Market risk” section).

Non-trading currency risk VaR

CHF million	2002	2001	2000

Minimum	0.7	0.9	11.6
Maximum	14.2	16.2	113.4
Average	3.0	3.6	33.7
End of period	0.7	1.0	12.7

Capital and Risk Management
Group Treasury

Capital adequacy

	As at

CHF million, except ratios	31.12.02	31.12.01	31.12.00

BIS Tier 1 capital	27,047	29,322	31,892
of which hybrid Tier 1 capital[1]	3,182	3,848	2,456
BIS total capital	33,009	37,471	42,860

BIS Tier 1 capital ratio (%)	11.3	11.6	11.7
BIS total capital ratio (%)	13.8	14.8	15.7

Balance sheet assets	205,401	214,481	223,528
Off balance sheet and other positions	18,122	25,935	39,002
Market risk positions	15,267	13,319	10,760

Total BIS risk-weighted assets	238,790	253,735	273,290

[1]	Trust preferred securities.

Capital management

We are dedicated to remaining one of the best capitalized financial services firms in the world with sound capital ratios and strong debt ratings — both are key to our attractiveness to clients and investors. Our overall capital needs are continually reviewed to ensure that our capital base appropriately supports our current and planned business and regulatory capital requirements. The use of a variety of instruments, such as trust preferred securities, to meet overall capital levels, is designed to support our efforts to meet return on equity targets and enhance shareholder value.

Sound capitalization

The table above shows the key capital figures and ratios as of 31 December 2002, 31 December 2001 and 31 December 2000.
     The ratios measure capital adequacy by comparing UBS’s eligible capital with total risk-weighted assets, which include balance sheet assets, net positions in securities not held in the trading portfolio, off-balance sheet transactions converted into their credit equivalents at a weighted amount to reflect their relative risk and market risk positions based on VaR (see “Market risk” section, page 74 and Note 29d to the UBS Group Financial Statements).
     The calculation of capital requirements applicable to UBS under Swiss Federal Banking Commission (SFBC) regulations differs in certain respects from the calculation under the Basel
Capital Accord (“BIS guidelines”). Most importantly:
–	where BIS guidelines apply a maximum risk weight of 100%, the SFBC applies risk weights above 100% to certain asset classes (for example real estate, bank premises, other fixed assets, intangible assets excluding goodwill, equity securities and unconsolidated equity investments)
–	where the BIS guidelines apply a 20% risk weight to obligations of OECD banks, the SFBC applies risk weights of 25% to 75%, depending on maturity, to such obligations
     As a result of these differences, UBS’s risk-weighted assets are higher, and our ratios of total capital and Tier 1 capital are lower when calculated under the SFBC regulations than under the BIS guidelines. Nevertheless, UBS and its predecessor banks have always had total capital and Tier 1 capital in excess of the minimum requirements of both the BIS and the SFBC since these regulations and guidelines were first implemented in 1988.

Capital management in 2002

In line with our shareholder focus, we were able to transfer a total of CHF 8.3 billion of free equity to our shareholders in 2002. The total amount is split between the par value capital repayment of CHF 2.4 billion in July 2002 and the total of the share repurchases for cancellation executed during 2002 of CHF 5.9 billion.

Share buyback and cancellation

Our careful balance sheet management and strong earnings continued to generate additional capital in 2002 despite a weaker operating environment. This enabled us, for the third consecutive year, to conduct share repurchase programs

Effect of second line trading program on basic earnings per share (EPS)

	For the year ended

	31.12.02	31.12.01	31.12.00

Weighted average shares for basic EPS after treasury shares	1,208,586,678	1,266,038,193	1,209,087,927
Weighted average second trading line treasury shares	118,594,983	65,624,005	43,261,410
Basic EPS	2.92	3.93	6.44
Cumulative impact of treasury shares on basic EPS (CHF)	0.26	0.19	0.22
Cumulative impact of treasury shares on basic EPS (%)	8.9	4.9	3.5

which are intended to reduce the number of issued shares and enhance our earnings per share.
     As in previous years, we bought the shares through a second trading line, which allows us to cancel the shares in the most tax efficient way. Under Swiss regulations, a company wishing to cancel shares must purchase them on the stock exchange under a special security code which clearly identifies the time and quantity of shares repurchased for this purpose.
     In July 2002, following the approval of shareholders at the Annual General Meeting on 18 April 2002, we canceled a total of 28,818,690 shares bought back under our 2001 program. In 2002 we bought 67,700,000 shares in the maximum amount of CHF 5 billion between 5 March and 9 October 2002. A follow-up program for a maximum of CHF 3 billion was immediately launched. Under this program, which can run until 5 March 2003, a total of 6,335,080 shares for CHF 0.4 billion have been repurchased up to 31 December 2002. The shares purchased under these programs will be cancelled in July 2003 following the approval of the Annual General Meeting on 16 April 2003.
     The number of shares bought back through the second trading line program is linked to the Group’s ability to generate free equity while maintaining a strong BIS Tier 1 capital ratio. The table above shows the impact on basic earnings per share of the purchase of treasury shares through the second line trading program.

Dividends and par value reduction

In May 2001, a new regulation was introduced which lowered the minimum par value for Swiss shares to CHF 0.01. In 2002, as in 2001, we therefore reduced the par value of our share by CHF 2.00 per share, repaying that amount to shareholders.
     This type of payment is treated under Swiss regulations as a return of capital, not as income. It is therefore tax efficient for shareholders who pay tax in Switzerland and is also beneficial to shareholders outside Switzerland, as it is not subject to Swiss withholding tax.
     The par value reduction took place on 8 July 2002. Payment was made on 10 July to holders of record as of 5 July, bringing the par value of each UBS share down from CHF 2.80 to CHF 0.80.

Capital management plans for 2003

New second line buy back program

As we continue to generate strong cash flow, we intend to continue to repurchase shares for capital reduction purposes under a second line buy-back program. The program is aimed at institutional investors, allowing tax efficient cancellation of shares.
     The new program will start from 6 March 2003 and can run until 5 March 2004 with a maximum of CHF 5 billion worth of shares repurchasable under the program.
     We will continue to publish the number of shares repurchased and the average price paid on a weekly basis on the internet at www.ubs.com/ investors. The repurchased shares will be canceled following approval by the Annual General Meeting in April 2004.

Dividend

For 2002, we plan to pay a normal dividend to our shareholders after having made use of the possibility to make a tax efficient distribution in 2000 (for the fourth quarter only) and 2001 in the form of par value reductions.
     The Board of Directors will recommend at the Annual General Meeting on 16 April 2003 that UBS should pay a dividend of CHF 2.00 per share for the 2002 financial year, on a par with last year’s CHF 2.00 distribution.
     If the dividend is approved, the ex-dividend date will be 17 April 2003, with payment on 23 April 2003 for shareholders of record on 16 April 2003.

87

88

Corporate Governance
Introduction and Principles

               Introduction and Principles

UBS is committed to meeting high standards of corporate governance. Our corporate and executive bodies are organized in line with the leading codes of best practice.

Corporate governance — the way that the leadership and management of the firm are organized and how they operate in practice — ultimately aims at leading UBS to success, protecting the interests of its shareholders and creating value for them and for all stakeholders. Good corporate governance seeks to balance “entrepreneurship”, control and transparency, while supporting the firm’s success by ensuring efficient decision-making processes.

     UBS fully complies with the standards established in the “Swiss Code of Best Practice for Corporate Governance” and the “SWX Swiss Exchange Directive on Information relating to Corporate Governance”, both effective since 1 July 2002. UBS also meets the overwhelming majority of the corporate governance standards applicable to companies listed on the New York Stock Exchange. The few exceptions are due to conflicts of law between Switzerland and the US. These exceptions are explained on pages 122-123. UBS complies with the applicable requirements of the US Sarbanes-Oxley Act, including the certification of UBS’s Annual Report on Form 20-F by the principal executive officer of the company — the President of the Group Executive Board — and the principal financial officer — the Group Controller.
     UBS operates under a strict dual Board structure, as mandated by Swiss banking law. The functions of Chairman of the Board of Directors (Chairman) and President of the Group Executive Board (President) are conferred on two different people, thus providing separation of powers. No member of one board may be a member of the other. This structure establishes checks and balances and creates an institutional independence of the Board of Directors from the day-to-day management of the firm, for which responsibility is conferred on the Group Executive Board.

SWX Swiss Exchange Reporting on Corporate Governance

The Handbook’s “Corporate Governance” section contains the following information required by the SWX Swiss Exchange Directive on Information relating to Corporate Governance:
–	group structure and shareholders
–	capital structure
–	Board of Directors
–	Group Executive Board
–	compensation, shareholdings and loans to corporate bodies
–	shareholders’ participation rights
–	change of control and defense measures
–	auditors
–	information policy

In addition, this section describes the regulatory and supervisory environment of UBS in its principal locations of activity, explains the few exceptions where UBS’s corporate governance standards differ from the listing standards of the New York Stock Exchange (NYSE), and contains a list of the members of the Group Managing Board of UBS, the next layer of management responsibility below the Group Executive Board.

Corporate Governance
Group Structure and Shareholders

Group Structure and Shareholders

Under Swiss company law, UBS AG is organized as an “Aktiengesellschaft (AG)”, a corporation that has issued shares of common stock to investors. UBS AG is the parent company of the UBS Group.

UBS Group legal entity structure

The legal entity structure of UBS is designed to support the Group’s businesses within an efficient legal, tax, regulatory and funding framework. Neither the Business Groups of UBS nor the Corporate Center operate through separate legal entities, but rather they generally operate out of the parent bank, UBS AG, through its branches worldwide.

     The goal of this structure is to capitalize on the synergies offered by the use of a single legal platform and to enable the flexible and efficient use of capital.
     Where it is either not possible or not efficient to operate out of the parent bank, usually due to local legal, tax or regulatory rules or due to additional legal entities joining the UBS Group through acquisition, then businesses operate through local subsidiary companies. The significant operating subsidiary companies of the Group are listed in Note 35 to the UBS Group Financial Statements.

Operational Group structure

The four Business Groups UBS Wealth Management & Business Banking (with its two business units Private Banking and Business Banking Switzerland), UBS Warburg (comprising the Corporate and Institutional Clients and UBS Capital business units), UBS PaineWebber and UBS Global Asset Management, together with the Corporate Center, form the operational structure of the Group. Group performance is reported according to this structure (see the Financial Report 2002, pages 35-74). A description of the various Business Groups, their strategy, structure, organization, products and services is contained in this Handbook on pages 21-51.

Listed and non-listed companies belonging to the Group

The following listed company is included in the Group’s financial statements on an equity participation basis:

     Motor Columbus AG, Baden (Switzerland), listed on the SWX Swiss Exchange, share capital CHF 253 million, capitalization as of 31 December 2002 CHF 1,224.5 million, UBS stake 35.6%, Valor No 212427/ISIN CH0002124276.
     UBS Group comprises a great number of subsidiaries, none of which, however, are listed. For details of significant subsidiaries see Note 35 to the UBS Group Financial Statements.

Significant shareholders

Chase Nominee Ltd., London, acting in its capacity as a nominee for other investors, was registered with 7.68% of all shares issued as of 31 December 2002, compared to 6.94% at year-end 2001. According to UBS’s Regulation on the Registration of Shares, voting rights of nominees are restricted to 5%. As in previous years, no other shareholder was registered with more than 5% of all shares issued. Ownership of UBS shares is widely spread. Details about the distribution of UBS shares, the number of shares registered and not registered, voting rights, as well as about the distribution by category of shareholders and by geography are published on pages 139-140 of this Handbook.

     During the year 2002, UBS’s holdings of its own shares twice surpassed the 5% threshold requiring disclosure under the Swiss Stock Exchange law, due to share repurchases for subsequent cancelation. This led to the following announcements:

Corporate Governance
Group Structure and Shareholders

–	17 June 2002. Announcement of a holding of 5.1% of the share capital in the form of shares and 1.3% through derivatives as per 13 June 2002. Simultaneous announcement that the holding would fall below the 5% threshold as per 5 July 2002 following the cancelation of shares repurchased under the 2001 program.
–	18 September 2002. Announcement of move beyond the 5% limit as per 13 September 2002.
     At year-end, the position in own shares was 7.8% of the total share capital in the form of shares, and 1.7% through derivatives.

Cross shareholdings

UBS has no cross shareholdings in excess of a reciprocal 5% of capital or voting rights with any other company.

Corporate Governance
Capital Structure

  Capital Structure

UBS is committed to capital management that is driven by shareholder value considerations. At the same time, UBS is dedicated to remaining one of the best capitalized financial services firms in the world.

Capital

Ordinary share capital

As of 31 December 2002, UBS’s ordinary share capital was CHF 1,005,038,142.40, divided into 1,256,297,678 registered shares with a par value of CHF 0.80 each. At the Annual General Meeting (AGM) of Shareholders on 18 April 2002, shareholders approved the cancelation of 28,818,690 shares repurchased under the 2001 share repurchase program, and they mandated the Board to continue with a repurchase program during 2002/2003 for a maximum amount of CHF 5 billion. On 27 September 2002, the Board of Directors approved an additional share buyback program with a maximum size of CHF 3 billion. At the AGM on 16 April 2003, shareholders will be asked to approve the cancelation of 75,970,080 shares repurchased under these two programs.

Conditional and authorized share capital

At year-end 2002, conditional share capital totaled CHF 7,672,734.40, corresponding to a maximum of 9,590,918 shares. The conditional capital was created in 2000 in connection with the acquisition of Paine Webber Group Inc. for the purpose of covering option rights granted by the PaineWebber Group to its employees. The subscription ratio, time limits and further details of these options were determined by PaineWebber before the merger and were assumed by UBS. Options under these plans are exercisable at any time between their vesting and the expiry date. Shareholders’ pre-emptive rights are excluded. During 2002, 3,398,869 options were exercised, and 27,929 options expired.
     UBS does not have any authorized capital outstanding.

Changes of capital

Shareholders’ equity on 31 December 2002 amounted to CHF 38,991 million, down 10% from a year earlier. For all details on changes in shareholders equity over the last three years, please refer to pages 82-83 of the UBS Group Financial Statements.

Shares, Participation and Bonus certificates

UBS shares are issued as Global Registered Shares with a par value of CHF 0.80 each, with each carrying one vote. Voting rights may, however, only be exercised if the holder expressly declares having acquired these shares in his own name and for his own account. Global Registered Shares provide direct and equal ownership for all shareholders, irrespective of the country and stock exchange where they are traded. For details see the “Shareholders’ participation rights” section on pages 109-110 of this Handbook.

     As at 31 December 2002, 556,448,095 shares carried voting rights, 140,763,035 shares were entered in the share register without voting rights, and 559,086,548 shares were not registered. All 1,256,297,678 shares were fully paid up. There are no preferential rights for individual shareholders.
     UBS has not issued any participation certificates or bonus certificates.

Limitation on transferability and nominee registration

UBS does not apply any restrictions or limitations on the transferability of its shares. Shares registered according to the provisions in the Articles of Association (express declaration of beneficial ownership) may be voted without any limit in scope.

Corporate Governance
Corporate Organization

     UBS has issued special provisions for the registration of fiduciaries/nominees. Fiduciaries/ nominees are entered in the share register with voting rights up to a total of 5% of all shares issued, if they agree to disclose, upon request from the firm, beneficial owners holding 0.3% or more of all UBS shares. An exception from the 5% rule exists for securities clearing organizations such as the Depository Trust Company (DTC) in New York and SegaInterSettle (SIS) in Switzerland.

Convertible bonds and options

UBS has currently no convertible debt on UBS shares outstanding. Options on UBS shares accounted for the total of 88,164,227 employee options on which all details are reported in Note 32e to the UBS Group Financial Statements. For a total of 9,590,918 of those options exercise will be satisfied through the creation of newly issued shares (conditional capital). Share capital would therefore be increased by a maximum of CHF 7,672,734.40. For the other employee options the exercise would be satisfied by the delivery of already issued treasury shares.

     UBS Warburg, acting as liquidity provider to the equity futures market and as a market maker in UBS shares and derivatives, has also issued derivatives linked to UBS stock. These instruments are classified as cash-settled derivatives and are held for trading purposes only.

Corporate Governance
Board of Directors

Board of Directors

The Board of Directors is the most senior body with ultimate responsibility for the strategy and the management of the company and for the supervision of its executive management. The shareholders elect each member of the Board, which appoints the Chairman, the Vice Chairmen and the various Board Committees.

Organizational principles and personnel changes

The Board, and in particular its Chairman, takes responsibility for the mid- and long-term strategic direction of the Group, for appointments and dismissals at top management levels, for mid-term succession planning and for compensation principles. It defines the firm’s risk parameter and risk limit structure. A large majority of the Board members are non-executive and independent. The Chairman and at least one Vice Chairman have executive roles in line with Swiss

Banking laws, and assume supervisory and leadership responsibilities. The Chairman also assumes a leadership role in corporate responsibility issues, public and political affairs and developing corporate culture.

     As at 31 December 2002, the Board consisted of nine directors (see list below). At its Annual General Meeting (AGM) on 18 April 2002, UBS’s shareholders elected Ernesto Bertarelli (born 1965), CEO of Serono International SA, Geneva to the Board. Markus Kündig, Vice Chairman since 1998, reached retirement age and therefore stepped down at that time.

Members of the Board of Directors

The table below provides information about the Board of Directors as at 31 December 2002.

		Year of	Current term
		initial	of office
Name and business address	Positions held in UBS	appointment	runs until

Marcel Ospel UBS AG, Bahnhofstrasse 45, CH-8098 Zurich	Chairman	2001	2005

Alberto Togni UBS AG, Bahnhofstrasse 45, CH-8098 Zurich	Executive Vice Chairman	1998	2005

Johannes A. de Gier UBS AG, Bahnhofstrasse 45, CH-8098 Zurich	Executive Vice Chairman	2001	2003[1]

Peter Böckli Böckli Bodmer & Partners, St. Jakobs-Strasse 41, P.O. Box 2348, CH-4002 Basel	Non-executive Vice Chairman Chairman of the Nominating Committee	1998	2003[1]

Ernesto Bertarelli Serono International SA, Chemin des Mines 15bis, CH-121Y1 Geneva 20	Member of the Compensation Committee	2002	2006

Sir Peter Davis J Sainsbury plc, 33 Holborn, London EC 1N 2HT	Member of the Audit Committee Member of the Nominating Committee	2001	2004

Rolf A. Meyer Heiniweidstrasse 18, CH-8806 Bäch	Chairman of the Compensation Committee Member of the Audit Committee	1998	2003[1]

Hans Peter Ming Sika AG, Wiesenstrasse 7, CH-8008 Zurich	Member of the Compensation Committee Member of the Nominating Committee	1998	2004

Lawrence A. Weinbach Unisys Corporation, Unisys Way, Blue Bell, PA 19424	Chairman of the Audit Committee	2001	2005

[1]	Proposed for reelection at the AGM 2003.

Corporate Governance
Board of Directors

     Marcel Ospel was elected to the Board at the AGM in April 2001 and thereafter appointed as Chairman. Prior to this mandate, he served as Group Chief Executive Officer of UBS. He was the President and Group Chief Executive Officer of Swiss Bank Corporation (SBC) from 1996 to 1998. He was made CEO of SBC Warburg in 1995, having been a member of the Executive Board of SBC since 1990. From 1987 to 1990 he was in charge of Securities Trading and Sales at SBC. From 1984 to 1987 Mr. Ospel was a Managing Director with Merrill Lynch Capital Markets, and from 1980 to 1984 he worked at SBC International London and New York in the Capital Markets division. He began his career at Swiss Bank Corporation in the Central Planning and Marketing Division in 1977. Mr. Ospel graduated from the School of Economics and Business Administration (SEBA) in Basel. He was born on 8 February 1950 and is a Swiss citizen.

     Alberto Togni, Vice Chairman, has been with UBS and SBC since 1959. From 1994 to 1997 he was Chief Risk Officer and a member of the Group Executive Committee of Swiss Bank Corporation. He previously held various functions in the Commercial division, becoming its head in 1993. In 1981 he was named member of the Executive Board. Prior to that, he assumed different management roles in Zurich, New York, Tokyo and as representative for the Middle East in Beirut, after professional training and various assignments with SBC in Lausanne, New York and Zurich. Mr. Togni graduated from the New York Institute of Finance. He was born on 30 October 1938 and is a Swiss citizen.
     Johannes A. de Gier, Vice Chairman, was with UBS and SBC from 1980 until 1999. From 1998 to 1999 he was Chairman and CEO of Warburg Dillon Read and a member of the Group Executive Board of UBS. Prior to this, he served as Chairman of SBC Warburg and as Vice President of the Executive Committee of SBC. From 1991 to 1994 Mr. de Gier was responsible for Global Corporate Finance and from 1994 for the International Finance division. From 1988 to 1991 he was Chief Executive of SBC London. He first joined SBC International London in 1980 as an Executive Director, after having been with ABN Amsterdam’s Trust Company in Curaçao, Amro Amsterdam’s Capital Markets and International Finance division, and Corporate Finance of Orion Bank London. Mr. de Gier holds a law degree of the University of Amsterdam. He was born on 24 December 1944 and is a Dutch citizen.

     Peter Böckli, non-executive Vice Chairman since 2002, has been a member of the Boards of Directors of UBS and its predecessor Swiss Bank Corporation since 1985. He has been a partner in the law office of Böckli Bodmer & Partners since 1981 and until March 2001 was a part-time professor of tax and business law at the University of Basel. From 1963 to 1981 he was an attorney-at-law in New York, Paris and Basel. Mr. Böckli graduated as doctor iuris at the University of Basel and as an attorney-at-law and is a non-resident member of the Association of the Bar of the City of New York. He was born on 7 May 1936 and is a Swiss citizen.
     Ernesto Bertarelli, a member of the Board since 2002, has been the Chief Executive Officer of Serono International SA., Geneva, since 1996. Mr. Bertarelli started his career with Serono in 1985 and held several positions in sales and marketing. Prior to his appointment as CEO, he served for five years as Deputy CEO. Mr. Bertarelli holds a bachelor of science from the Babson College Boston and an MBA of the Harvard Business School. He was born on 22 September 1965 and is a Swiss citizen.
     Sir Peter Davis, a member of the Board since 2001, has been Group Chief Executive Officer of J Sainsbury plc, London, since 2000. He was the Group Chief Executive of Prudential plc from 1995 to 2000 and Chief Executive and Chairman of Reed International and Chairman of Reed Elsevier (following the merger of Reed International with Elsevier) from 1986 to 1995. From 1976 to 1986, he had responsibility for all buying and marketing operations at J. Sainsbury plc. Prior to that he served as Marketing Director and Managing Director for Key Markets, part of Fitch Lovell Ltd., and as Marketing and Sales manager at General Foods Ltd., Banbury. Mr. Davis was educated at Shrewsbury School and graduated from the Chartered Institute of Marketing. He was born on 23 December 1941 and is a British citizen.
     Rolf A. Meyer has been a member of the Boards of UBS and its predecessor Union Bank of Switzerland since 1992. He was Chairman and CEO of Ciba Specialty Chemicals Ltd. until November 2000. He was with Ciba-Geigy Group , which he first joined in 1973 as a financial analyst, and subsequently became Group Company

Controller in Johannesburg, South Africa, Head of Strategic Planning and Control in Basel, Head of Finance and Information Systems in Ardsley, N.Y., and later Chief Financial Officer of the Group. After the merger of Ciba-Geigy and Sandoz to create Novartis, he led the spin-off of Ciba Specialty Chemicals. He now holds various international board mandates. Mr. Meyer graduated in Political Science (Ph.D.) and holds a Master of Business Administration. He was born on 31 October 1943 and is a Swiss citizen.

     Hans Peter Ming has been a member of the Boards of UBS and its predecessor Swiss Bank Corporation since 1994. He is the Chairman of the Board of Directors of Sika AG, Baar, Switzerland. He has been employed with Sika since he first joined in 1967, and assumed various management positions in this group in Germany and in Switzerland. He was named CEO in 1986 and delegate of the Board of Directors in 1987. In 1999 he was elected as Chairman. Mr. Ming graduated as doctor iuris from the University of Zurich. He was born on 12 October 1938 and is a Swiss citizen.
     Lawrence A. Weinbach, a member of the Board since 2001, has been the Chairman, President and CEO of Unisys Corporation since 1997. From 1961 to 1997 he was with Arthur Andersen/Andersen Worldwide, as Managing Partner and Chief Executive of Andersen Worldwide from 1989 to 1997, Chief Operating Officer from 1987 to 1989, and Managing Partner of the New York office from 1983. He was elected to partnership at Arthur Andersen in 1970 and became Managing Partner of the Stamford, Connecticut, office in 1974 and Partner in charge of the accounting and audit practice in New York from 1980 to 1983. Mr. Weinbach is a Certified Public Accountant and holds a bachelor of science in Economics from the Wharton School of the University of Pennsylvania. He was born on 8 January 1940 and is a US citizen.

Executive responsibilities

Marcel Ospel, Alberto Togni and Johannes A. de Gier, the Chairman and the two executive Vice Chairmen of the Board, have entered into employment contracts with UBS AG in connection with their services on the Board. In line with Swiss Banking law they assume clearly defined management responsibilities, separate from ordinary day-to-day management.

     Chairman Marcel Ospel assumes a leading role in mid- and long-term strategic planning, the selection and supervision of top-level management, mid-term succession planning, developing and shaping global compensation principles, and the definition of the Group’s risk appetite and risk limit structure. He also actively supports major client and transaction initiatives.

     Credit approval authorities have been delegated by the Board to Vice Chairman Alberto Togni, who brings his decisions to the Chairman’s Office (Chairman and Vice Chairmen) for ratification.
     Vice Chairman Johannes A. de Gier assumes an active role in supporting major client relationships and in developing the strategic direction of the Group. He is also the Chairman of GAM, a specialist asset management firm, part of the UBS Global Asset Management Business Group.

Non-executive Board members

The six non-executive members of the Board have never had any management responsibility at UBS or for one of its subsidiaries, neither have any of their close family members. Also, the non-executive directors and their close family members have not been employed by the Company’s principal Auditors, Ernst & Young.
     There are no employment or service contracts with any of the non-executive members of the Board. They receive fixed fees for their Board mandate and for the special functions they assume in the various Board Committees.

Important business connections of non-executive Board members with UBS

UBS as a global financial services provider and the major bank in Switzerland typically has business relationships with most large companies and therefore also with companies in which UBS Board members assume management or non-executive board responsibilities. None of the relationships with companies represented on the Board by their chairman or chief executive is of a magnitude to jeopardize the Board members’ independent judgement, and no non-executive director has personal business relationships with UBS which might impact his independence.
     All relationships with UBS directors and their affiliated companies are in the ordinary course of business and are on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons.

Corporate Governance
Board of Directors

Other activities and functions of Board members

Mandates on Boards of important corporations, organizations and foundations

Members of the Board of Directors hold the following mandates:
     Marcel Ospel is a member of the FED International Capital Markets Advisory Committee, New York, and holds mandates at the World Economic Forum, the Monetary Authority of Singapore and the International Monetary Conference. He is a member of the Board of the Basel Museum of Art and, until December 2002, was on the Board of the Zurich Opera. He is the Chairman of the “Optimus Foundation”, a charitable foundation of UBS.
     Alberto Togni is a director of Laboratories Thomson Multimedia Ltd., Zurich. He is the Chairman designate of the Board of the Helmut Horten Foundation, Villalta.
     Johannes A. de Gier is a member of the Boards of SHV Holdings N.V., Utrecht, Holland, and of Groupe Lhoist, Saint-Jean-des-Bois, Belgium.
     Peter Böckli is a member of the Board of Directors of Nestlé S.A., Vevey (Switzerland) and of its Audit Committee. He is the Vice Chairman of the Board of Manufacture des Montres Rolex S.A., Bienne (Switzerland). Until 16 December 2002 he also served as a member of the Board of Firmenich International S.A., Geneva.
     Ernesto Bertarelli has been the Vice Chairman of the Board of Serono S.A., Coinsins (Switzerland) since 1991. He is the Chairman of Bertarelli & Cie., Chéserex (Switzerland) and holds various board mandates in professional organizations of the biotech and pharmaceutical industry.
     Sir Peter Davis is a member of the Board of Directors of Shaw’s Supermarkets Inc., Boston, USA, and of Sainsbury’s Supermarkets Ltd., London. He is a member of the Board of the Royal Opera House, London.
     Rolf A. Meyer is a member of the Board of DKSH AG (Diethelm Keller Siber Hegner), Zurich, and the Chairman of its Audit and Finance Committee. He is also a member of the Board of COS Computer Systems AG, Baden (Switzerland), the Chairman of its Audit Committee and a member of its Finance Committee.

     Hans Peter Ming is the Chairman of Sika AG, Baar (Switzerland), and a member of the Board of Pestalozzi AG, Dietikon (Switzerland).

     Lawrence A. Weinbach is the Chairman of Unisys Corporation, Blue Bell, PA, USA, and a member of the Board of Directors of Avon Products Inc., New York, where he is the chairman of the audit committee. He is a trustee and member of the audit committee of Carnegie Hall.

Permanent functions for important interest
and pressure groups

Marcel Ospel is the Treasurer of “Economie-suisse”, the Swiss Business Federation, Zurich.
     Lawrence A. Weinbach is a member of the NYSE Listed Company Advisory Committee, of the National Security Telecommunications Advisory Committee, and a director of the Greater Philadelphia Chamber of Commerce.

Official functions and political mandates

Alberto Togni has been appointed by the Swiss Government to the Board of the Swiss National Bank.
     Peter Böckli acts as expert advising the Federal Government on various legislative projects.
     Hans Peter Ming is the President of the Advisory Commission of the Swiss Government on International Development and Cooperation.

Elections and term of office

The members of the Board of Directors are elected by the AGM for a term of office of four years. The initial term of each member is fixed in such a way as to assure that about one fourth of all the members have to be newly elected or reelected every year. The Board will propose to the 2003 AGM to reduce the term of office from four to three years.

     A director shall normally not stand for reelection if he/she has reached the age of sixty-five when the mandate expires. The Board may propose to the AGM that a director be reelected despite having reached this age limit. No director shall, however, hold office beyond the age of seventy.
     The year of first appointment to the Board and the expiry of the current mandate of each Board member are listed in the table on page 95.

Internal organization

After each Annual General Meeting of Shareholders, the Board elects its Chairman and one or more Vice Chairmen and appoints its Secretary. It meets as often as business requires, but at least six times per year. As a rule, the members of the Group Executive Board (GEB) participate in Board meetings in an advisory capacity, but the Board also holds regular meetings without the GEB.

     The Board is organized as follows:
     The Chairman operates a Chairman’s Office, including the Vice Chairmen, which meets together with the President of the GEB to address fundamental issues for the Group, such as overall strategy, mid-term financial and business planning, mid-term succession plans, global compensation principles, and the risk profile of the Group. It may also hold meetings without the President of the GEB. The Chairman’s Office assumes ultimate approval responsibility in the credit risk process. It also acts as the supervisory body for Group Internal Audit. The Chairman’s Office is responsible for shaping the Corporate Governance of the firm and formulates appropriate principles, which it submits to the Nominating Committee for review and subsequent submission to the full Board. It also assumes responsibility for the long-term succession planning for the Chairman and Board members and reviews, upon proposal by the Chairman, GEB candidates for appointment or dismissal by the full Board. The members of the Chairman’s Office, as of 31 December 2002, were Marcel Ospel, Chairman, Alberto Togni, Johannes A. de Gier and Peter Böckli, Vice Chairmen. Johannes A. de Gier stepped down as Vice Chairman in February 2003, following his appointment as chairman of the newly created holding company, in which UBS’s independent private banks will be integrated. The Chairman’s Office meets 8-12 times per year.
     The Board appoints an Audit Committee from among its non-executive members. The Audit Committee assists the Board in monitoring the integrity of the financial statements of the firm, compliance with regard to legal and regulatory requirements, and the qualification, independence and performance of UBS’s external auditors. All members have to be independent and financially literate, and at least one member must have accounting or financial management expertise. The Audit Committee does not itself perform audits, but supervises the work of the auditors. Its primary responsibility is thereby to monitor and review the organization and efficiency of internal control procedures and the financial reporting process. As of 31 December 2002, Lawrence A. Weinbach was the chairman and Sir Peter Davis and Rolf A. Meyer the additional members of the Committee. The Audit Committee meets 4-6 times per year.

     The Compensation Committee has responsibility for reviewing the Group compensation policy for submission to the Board and for approving the design of the compensation system for the members of the GEB, the President of the GEB and the executive directors. It determines the individual compensation and bonus for the executive directors, the President and members of the GEB and submits proposals for the compensation of non-executive directors to the executive Board members. All members are independent from UBS. As of 31 December 2002, the Committee was chaired by Rolf A. Meyer, with Ernesto Bertarelli and Hans Peter Ming as its additional members. The Committee meets 3-5 times per year.
     The Nominating Committee is composed of three non-executive Board members. It assumes responsibility for reviewing and proposing to the full Board candidates for Board membership and for supporting the Chairman’s Office and the full Board in evaluating management and Board performance. It reviews the proposals of the Chairman’s Office on Corporate Governance for submission to the full Board. As of 31 December 2002, Peter Böckli was the chairman and Sir Peter Davis and Hans Peter Ming the additional members of the Committee. The Nominating Committee meets 2-4 times per year.
     The Corporate Responsibility Committee comprises members of the Board of Directors, the Group Executive Board and other senior executives. The Committee determines the company’s policy with respect to corporate responsibility and sustainable development, supports awareness within UBS for adherence to international standards in these areas and advises the GEB and other bodies on corporate responsibility. As of 31 December 2002, the Committee was chaired by Marcel Ospel. Additional members were Johannes A. de Gier and Hans Peter Ming, representing the Board, Peter Wuffli, President of

Corporate Governance Board of Directors

the GEB, Marcel Rohner, CEO UBS Wealth Management & Business Banking, Donald B. Marron, Chairman UBS Americas, and Ken Costa, Vice Chairman UBS Warburg.

     The Charters of the Board and of all its Committees are available on www.ubs.com/about.

Areas of responsibility of Board of Directors and Group Executive Board

The ultimate responsibility for the strategy and the management of UBS lies with the Board of Directors. In line with Swiss banking law, the Board has delegated the responsibility for day-to-day management to the Group Executive Board. No-one may be a member of both bodies. The supervision and control of the executive management remains with the Board of Directors. All details as to authorities and responsibilities of the two bodies are governed by the Articles of Association, the Organization Regulations and their Appendices. Please refer to www.ubs.com/about.

Information and control instruments vis-à-vis the Group Executive Board

The Board of Directors is kept informed on the activities of the Group Executive Board in various ways. The Chairman of the Board or one of the executive Vice Chairmen participate in each meeting of the GEB in an advisory capacity, thus keeping the Chairman’s Office apprised of all current developments. The minutes of the GEB are filed with the executive Board members and made available for inspection to the non-executive members. At Board meetings, the President of the GEB regularly updates the Board on important issues.

     Directors may request any information necessary to fulfill their duties. Outside of meetings, any director may request information from members of the Group Executive Board concerning the Group’s business development. Requests for information about individual business relationships or transactions must be addressed to the Chairman of the Board.
     Group Internal Audit monitors compliance of business activities with legal and regulatory requirements and with all internal regulations, directives and guidelines. The internal audit organization, which is independent from management, reports its significant findings to the Chairman of the Board, the Chairman’s Office and the Audit Committee.
     The Group Executive Board submits a quarterly Risk Report to the Board for approval, which updates the Board on all categories of risk and contains a comprehensive assessment of the risk situation of the Group. For details on the organization of Risk Management and Control, please refer to pages 54-58 of this Handbook.

Corporate Governance Group Executive Board

Group Executive Board

The Group Executive Board (GEB) has business management responsibility for UBS. The President and the members are appointed by the Board of Directors and are accountable to the Chairman and the Board for the firm’s results.

Organizational principles and personnel changes

The GEB, and in particular its President, is responsible for the implementation and results of the firm’s business strategies, for the alignment of the Business Groups to UBS’s integrated business model and for the exploitation of synergies across the firm. The President also assumes responsibility for business and financial planning, financial reporting and the definition and supervision of risk control. Together with the

Chairman’s Office, the GEB assumes overall responsibility for the development of UBS’s strategies.

     As at 31 December 2002, the GEB consisted of ten members (see list below).
     During the year under review, Markus Granziol, Chairman of UBS Warburg, decided to leave the Company at the end of August after a very successful career at UBS. The Board of Directors appointed the following new members to the GEB, effective 1 July 2002: John Fraser, Peter Kurer, Marcel Rohner, Clive Standish and Mark Sutton.

The Group Executive Board

The table below provides information on the members of the GEB as at 31 December 2002:

		Year of initial
		appointment
Name	Position held	to the GEB

Peter A. Wuffli	President	1998

Stephan Haeringer	Deputy President	1998

John P. Costas	Chairman and Chief Executive Officer UBS Warburg	2001

John A. Fraser	Chairman and Chief Executive Officer UBS Global Asset Management	2002

Georges Gagnebin	Chairman UBS Wealth Management & Business Banking	2000

Joseph J. Grano Jr.	Chairman and Chief Executive Officer UBS PaineWebber	2001

Peter Kurer	Group General Counsel	2002

Marcel Rohner	Chief Executive Officer UBS Wealth Management & Business Banking	2002

Clive Standish	Chairman and Chief Executive Officer Asia Pacific	2002

Mark B. Sutton	President and Chief Operating Officer UBS PaineWebber	2002

The business address of all members of the Group Executive Board is UBS AG, Bahnhofstrasse 45, CH-8098 Zurich, Switzerland.

Peter A. Wuffli was named President of the Group Executive Board on 18 December 2001. Previously he was Chairman and CEO of UBS Asset Management, and from 1998 to 1999 Group Chief Financial Officer of UBS. From 1994 to 1998, he was the Chief Financial Officer

at Swiss Bank Corporation (SBC) and a member of SBC’s Group Executive Committee. In 1984, he joined McKinsey & Co as management consultant where he became a partner in 1990. Mr. Wuffli graduated in economics and social sciences from the University of St. Gallen and

Corporate Governance Group Executive Board

holds a doctor’s degree in international management. He was born on 26 October 1957 and is a Swiss citizen.

     Stephan Haeringer is the Deputy President of the Group Executive Board, after having been CEO of UBS Switzerland and of its Private and Corporate Clients business unit until mid-2002. He has held several positions with UBS over the last three decades. From 1996 to 1998, he was Chief Executive Officer Region Switzerland of Union Bank of Switzerland. From 1991 to 1996, he served as Division Head Private Banking and Institutional Asset Management. In 1991, he was appointed member of the Group Executive Board, after having been an Executive Vice President since 1987. In 1988 he became Head of the Financial Division. During the years 1967 to 1988, Mr. Haeringer assumed various management roles within the areas of Investment Counseling, Specialized Investments, Portfolio Management, Securities Administration and Collateral Loans. Mr. Haeringer was born on 6 December 1946 and is a Swiss citizen.
     John P. Costas is the Chairman & CEO of UBS Warburg. He was President and Chief Operating Officer of UBS Warburg from the beginning of 2001, after having been COO and Global Head Fixed Income. Mr. Costas joined Union Bank of Switzerland in 1996 as Head of Fixed Income. From 1981 to 1996 he was at Credit Suisse First Boston, his last position being co-head of Global Fixed Income. Mr. Costas graduated from the Tuck School at Dartmouth with an MBA in Finance and holds a BA in political science from the University of Delaware. He was born on 27 January 1957 and is a US citizen.
     John A. Fraser was appointed as Chairman & CEO of UBS Global Asset Management in late 2001. Immediately prior to that, he was President and COO of UBS Asset Management and Head of Asia Pacific. He was head of the Australian business of the predecessor organization of UBS Asset Management from late 1994. He joined the then SBC Australia as Executive Director in 1993. Before joining UBS, Mr Fraser was Deputy Secretary (Economic) of the Australian Treasury. Mr. Fraser joined the Australian Treasury in 1973 and, during a 20 year career, held a number of appointments including two postings to Washington DC - first, at the International Monetary Fund and, second, as Minister (Economic) at the Australian Embassy. Mr. Fraser

graduated from Monash University in Australia in 1972 with a first class B.Econ. (Hons.). He was born on 8 August 1951 and is an Australian citizen.

     Georges Gagnebin is the Chairman of UBS Wealth Management & Business Banking, after having been the CEO of the Private Banking unit of UBS Switzerland from 2000 to mid-2002. Before holding this function, he was the Head of the International Clients Europe, Middle East & Africa business area in the Private Banking division. As of 1992 he was named member of the SBC Group Executive Board. In 1990 he became head of the Finance & Investment group of SBC in Lausanne, after having served as Head of Finance & Investment at SBC in Berne from 1982-1990. Between 1985 and 1987 he was assigned for training purposes to SBC in the USA. Mr. Gagnebin began his career in 1969 at SBC in Berne, after having been with the Cantonal Bank of Berne from 1966 to 1969. Mr. Gagnebin was born on 3 March 1946 and is a Swiss citizen.
     Joseph J. Grano, Jr., Chairman and CEO of UBS PaineWebber, joined the UBS Group Executive Board on 1 January 2001 after the merger of PaineWebber with UBS. In 1994, he was named President of PaineWebber Inc. He joined PaineWebber in 1988 as President of Retail Sales and Marketing. Before working for PaineWebber, Mr. Grano was with Merrill Lynch for 16 years holding various senior management positions including director of National Sales for Merrill Lynch Consumer Markets. Prior to joining Merrill Lynch in 1972, Mr. Grano served for five years in the US Special Forces. He is an honorary doctor of laws and of Humane Letters. Mr. Grano was born on 7 March 1948 and is a US citizen.
     Peter Kurer has been the Group General Counsel since 2001, when he joined UBS. Between 1991 and 2001 he was a partner at the Homburger law firm in Zurich. Between 1980 and 1990 he was with Baker & McKenzie in Zurich, first as associate, later as partner, after having been a law clerk at the District Court of Zurich. Mr. Kurer graduated as a doctor iuris from the University of Zurich and was admitted as attorney-at-law in Zurich. He holds an LL.M. from the University of Chicago. He was born on 28 June 1949 and is a Swiss citizen.
     Marcel Rohner was appointed to CEO of UBS Wealth Management & Business Banking in 2002. Until then, he served as COO and Deputy CEO of the Private Banking unit of UBS Switzerland. In

1999 he was named Group Chief Risk Officer. In 1998 he became Head of Market Risk Control. Between 1993 and 1998, Mr. Rohner was with Swiss Bank Corporation’s investment banking arm. In 1995 he was appointed Head of Market Risk Control Europe. Mr. Rohner graduated with a Ph.D in economics from the University of Zurich and was a teaching assistant at the Institute for Empirical Research in Economics at the University of Zurich from 1990 to 1992. He was born on 4 September 1964 and is a Swiss citizen.

     Clive Standish is Chairman and CEO Asia Pacific. In 1998, he was named CEO Asia Pacific of Warburg Dillon Read. Between 1991 and 1998 Mr. Standish was with Swiss Bank Corporation (SBC). In 1997 he was appointed Deputy Chairman Asia Pacific of SBC Warburg Dillon Read. Between 1994 and 1997 he served as Managing Director and CEO of SBC Warburg Dillon Read Australia. In 1991 he was appointed Head of Capital Markets and Managing Director of SBC Dominguez Barry Limited. Between 1983 and 1991, Mr. Standish was Founding Executive Director at Dominguez Barry Samuel Montagu Limited, after having been a partner with Dominguez & Barry Partners from 1979 to 1983. Mr. Standish started his professional career in 1972 with NM Rothschild & Sons Limited in London. He was born on 17 March 1953 and is a British citizen.
     Mark B. Sutton is President and Chief Operating Officer of UBS PaineWebber. He was with PaineWebber Inc. between 1995 and 2000. In 1998 he was named President of the Private Client Group. In 1995 he became Executive Vice President, after the acquisition of Kidder, Peabody & Co., where, between 1992 and 1994, he served as CEO of the Investment Services Division and CEO of the Brokerage Unit. Previously he was active at Mitchell Hutchins Asset Management, a subsidiary of PaineWebber. Between 1984 and 1987, he served as Division Manager at PaineWebber, Austin, Texas. Mr. Sutton first joined a predecessor company of PaineWebber, Rotan Mosle, as a financial advisor in 1980, after having assumed the same function with Merrill Lynch in Fayetteville, Arkansas from 1978 to 1980. He holds a bachelor of science in finance from the University of Arkansas, Fayetteville. Mr. Sutton was born on 19 October 1954 and is a US citizen.

Other activities and functions of GEB members

Mandates on Boards of important corporations, organizations and foundations

Members of the Group Executive Board hold the following mandates:
–	Peter Wuffli is a Board member of the Institute of International Finance Inc., Washington DC. He is the Vice Chairman of the Board of IMD International Institute for Management Development in Lausanne (Switzerland) and a Vice President of the Swiss-American Chamber of Commerce in Zurich.
–	Stephan Haeringer is a member of the Board of Directors of Robert Bosch Internationale Beteiligungen AG, Zurich, and a member of the Board Committee of the Zurich Chamber of Commerce.
–	John Costas is a member of the New York City Partnership & Chamber of Commerce, Inc.
–	John Fraser has been a member of the board of Australian Stock Exchange since 1997.
–	Georges Gagnebin is a member of the Foundation Board of the International Center for Monetary and Banking Studies (ICMB), Geneva, and of the UBS Optimus Foundation.
–	Joseph J. Grano is a member of the Board of Trustees of the Lenox Hill Hospital, New York, and of the Council for the US & Italy, Washington, DC.
–	Peter Kurer was a member of the Board of Directors of Holcim Ltd., Zurich, until the end of financial year 2002.
–	Marcel Rohner is a member of the Admission Board and the Committee of the Admission Board of the SWX Swiss Exchange, Zurich.

Permanent functions for important
interest and pressure groups

Stephan Haeringer is the Vice Chairman of the Swiss Bankers Association, Basel.

Official functions and political mandates

Joseph J. Grano is the Chairman of the US President’s Homeland Security Advisory Council.

Management contracts

UBS has not entered into any management contracts.

Corporate Governance Compensation, Shareholdings and Loans

Compensation, Shareholdings and Loans

UBS seeks to attract, retain, motivate and develop highly qualified people for senior management positions, thereby ensuring the sustainable creation of shareholder value. UBS is prepared to provide its senior executives with superior compensation in return for superior performance.

Senior executive compensation principles and authorities

Components of compensation

Compensation for senior executives1 and the Group Managing Board (GMB) consists of a base salary and a performance-based incentive component. This incentive component is determined on a discretionary basis considering the performance data described below, and generally represents a substantial portion of total compensation. A significant portion of the incentive component is paid in the form of restricted or deferred UBS shares.
     Performance assessments consider both quantitative and qualitative factors, and include a balanced assessment of both current financial results and key performance indicators, which are longer-term value drivers crucial to the firm’s ability to deliver future performance and growth. In conducting its assessments of executive performance, UBS reviews changes to its overall performance and the performance of its individual businesses over time, results achieved against specifically established performance targets, and results compared to competitor performance — to the extent that such data are available.
     Compensation levels are strongly correlated with performance assessments and are highly variable from year to year. As such, should UBS Group and Business Group performance decline from the prior year, lag behind established performance targets and trail competitor trends, the compensation of senior executives and the GMB will clearly reflect this. The converse is also true.
     An annual examination of competitor pay practices is conducted to ensure that our compensation policies and practices continue to support the objectives of attracting outstanding new executives, motivating and retaining valuable employees, and delivering sustained superior returns to shareholders.

Executive share ownership commitment

It is UBS’s long-standing policy to strongly encourage significant levels of stock ownership among its senior executives and the members of the GMB, aligning the interests of management closely with those of shareholders. Share ownership is encouraged in the following ways:
–	A significant portion of each senior executive’s or GMB member’s annual performance-based incentive compensation is delivered on a mandatory basis in the form of restricted or deferred UBS shares.
–	Executives are also eligible for highly selective discretionary stock option awards, which vest over time, and are made separately from regular annual incentive awards. Stock options are used to reward exemplary performance as well as superior leadership skills and potential.
–	Additional incentives are provided for senior executives and GMB members who voluntarily elect to take an even greater portion of their annual performance-based incentive compensation in the form of restricted or deferred UBS shares. Executives opting to take a greater than mandatory proportion of their annual incentive in restricted or deferred UBS shares receive additional stock options.
–	Senior executives and GMB members are required to accumulate and then hold, a significant number of UBS shares.

Governance

The approval of senior executive compensation recommendations and the design of senior executive compensation systems (plan design, performance measures, pay/performance relationship) are subject to a rigorous process which ensures that decisions are taken at least at two organizational levels above the executive concerned. No-one has any approval authority for his/her own compensation. The following is a

1 “Senior executives” includes, as defined by the SWX Swiss Exchange Directive, the executive members of the Board of Directors and the members of the Group Executive Board (GEB).

description of the decision making process for different executive populations:
–	Group Managing Board members: compensation recommendations are developed by the responsible member of the Group Executive Board. Recommendations are reviewed and approved by the President of the Group Executive Board. For GMB members in the Corporate Center, who report directly to the President, approval by the Chairman is required. The compensation system for the Group Managing Board is subject to the approval of the Chairman’s Office.
–	Group Executive Board members: Compensation recommendations are developed jointly by the President of the Group Executive Board and the Chairman of the Board. The Compensation Committee of the Board of Directors reviews and approves the design of the compensation system for the Group Executive Board and all resulting compensation recommendations.
–	President of the Group Executive Board and Executive Vice Chairmen: Compensation recommendations are developed by the Chairman of the Board. The Compensation Committee of the Board of Directors reviews and approves the design of the compensation system for the President of the Group Executive Board and the Executive Vice Chairmen and all resulting compensation recommendations.
–	Chairman of the Board: On behalf of the full Board of Directors, the Compensation Committee of the Board of Directors has authority to develop and approve the design of the compensation system for the Chairman of the Board and all resulting compensation recommendations.
–	Non-executive members of the Board: Proposals for the remuneration of the non-executive directors are prepared by the Compensation Committee and submitted to the executive Board members for approval.

Employee share ownership commitment

Below the senior executive level, significant numbers of employees are required to take a portion of their annual performance-based compensation in the form of restricted or deferred UBS shares, employee stock options, or a combination of both. Additionally, they are provided with opportunities to own stock through various voluntary programs.

     UBS believes that broader-based employee stock ownership will further enhance its ability to deliver superior shareholder returns by increasing the alignment between the interests of employees and shareholders. Broader employee share ownership will be achieved in the following ways:
–	The best performing and highest potential employees are also eligible for highly selective discretionary stock option awards which vest over time. These awards are intended to provide the greatest degree of shareholder alignment among the emerging pool of future UBS leaders, senior managers and technical experts, and to enhance UBS’s appeal in the competitive market for the best managerial, financial and technical talent.
–	Employee incentive awards above a certain threshold are delivered, on a mandatory basis, in restricted or deferred UBS shares, or a combination of shares and employee stock options that vest over time. The threshold varies by business and labor market. Generally, employees are further encouraged to voluntarily elect to defer a portion of their incentives into UBS shares in exchange for additional stock options, or to diversify into an array of funds including those managed by UBS fund managers. UBS believes it is important to provide employees the opportunity and incentive to voluntarily invest into UBS shares, but where possible also to encourage employees to consider the same wealth management principles in diversifying their personal portfolios as they would apply to a client.
–	All UBS employees (unless prohibited by local law) are eligible to participate in a program called Equity Plus which is a global adaptation of a program that was implemented at PaineWebber before its merger with UBS in November 2000. Equity Plus enables UBS employees in over 45 countries to voluntarily elect to purchase a limited number of UBS shares with after-tax funds either from their incentive awards or base salaries, and receive two UBS stock options for every share acquired and held for two years. The stock options vest after two years as well. The goal of this program is to motivate employees at all levels to become partners in UBS’s success. Over the last two years since Equity Plus was launched as a global program, nearly a quarter of UBS employees have elected to participate.

Corporate Governance Compensation, Shareholdings and Loans

Compensation for acting members of the Board of Directors (Board) and the Group Executive Board (GEB)

Executive members of the Board and members of the GEB

The total of all compensation for the financial year 2002 for the three executive members of the Board of Directors, the ten members of the Group Executive Board and the two former members of the GEB who left the Company in 2002 (Luqman Arnold on 31 January 2002, and Markus Granziol on 31 August 2002) was as follows:

Cash component (base salary, cash part of bonus)	CHF 89,499,015

Employer’s contributions to retirement benefit plans	CHF 1,320,220

Benefits in kind, fringe benefits (at market value)	CHF 1,019,000

     In Switzerland, senior executives participate in UBS’s general pension plans, which are composed of a basic component operated on the defined benefit principle, a savings plan and a defined contribution plan. The cap compensation amount to be included in these plans is set at CHF 730,000 for all employees. This translates into a maximum annual pension of CHF 259,000 after retirement plus a one-off pay-out of accumulated capital from the savings plan in the maximum amount of CHF 217,052.
     Benefits in kind and fringe benefits include car leasing and company car allowances, staff discount on banking products and services, health and welfare benefits and general expenses allowances. Definitions and amounts of benefits differ from country to country, according to local industry standards.
     In addition to the cash payments and benefits in kind, this group of senior executives were granted 353,880 CHF-shares and 311,255 USD-shares (for details see paragraph below), with a fair value of CHF 41,006,156. In June 2002 this group of senior executives were granted 470,000 CHF long-term incentive (LTI) options and 380,000 USD LTI options (for details see paragraph below) for financial years 2001 and 2002. At fair value these options were worth CHF 14,268,501. No such award was made in 2001.

Non-executive members of the Board

Non-executive members of the Board may elect

to receive their remuneration (base Board fee plus fees for chairs and memberships of Board Committees) either 50% in cash and 50% in restricted UBS shares or 100% restricted UBS shares. Shares are attributed with a price discount of 15% and are restricted for four years.

     The six non-executive Board members, together with Markus Kündig, who stepped down at the AGM on 18 April 2002, were paid CHF 1,825,000 in cash for the financial year 2002.
     They elected to receive 27,965 shares, which at fair value were worth CHF 1,705,865.

Additional severance payments

As a matter of policy, UBS does not pay any additional severance in addition to the salary and bonus entitlements of a leaving member of the Board or the GEB. Whether or not payments for such running entitlements are made in the form of final bonus or severance, they are included in the numbers reported above under compensation for acting members of the Board and the GEB.

Compensation for former members
of the Board and GEB

Former members of the Board of Directors or the Group Executive Board were not paid any compensation during the year under review, neither in cash nor in kind.

Share grants for the year under review

Executive Board members and
members of the GEB

The three executive Board members and the ten GEB members were granted 353,880 shares, valued at CHF 61 per share (average price of UBS shares at virt-x over the last ten trading days of January 2003), and 311,255 shares, valued at USD 45.10 per share (average price of UBS shares at the NYSE over the last ten trading days of January 2003). These shares are blocked for five years.
     Related parties of these senior executives were not granted any shares.

Non-executive Board members

The six non-executive Board members were granted 27,965 shares, at a discounted value of CHF 51.85 per share. The shares are blocked for four years. Related parties are not granted any shares.

Share ownership

Executive Board members and members of the GEB
The three executive Board members and the ten members of the GEB, and parties closely linked to them, held 2,096,603 UBS shares at year-end 2002. No individual BoD or GEB member holds 1% or more of all shares issued.

Non-executive Board members
The six non-executive Board members and parties closely linked to them held 42,768 UBS shares as of 31 December 2002.

Options

Executive Board members and members of the GEB
The three executive Board members and the ten GEB members held the following options on UBS shares as of 31 December 2002:

Number	Year	Vesting	Expiry	Subscription	Strike
of options	of grant	date	date	ratio	price

122,657	1997	24/06/02	24/06/03	1:1	CHF 61.91

40,002	1998	01/07/01	30/06/04	1:1	CHF 56.67

12,277	1998	26/05/03	26/05/04	1:1	CHF 85.12

140,214	1998	26/05/03	26/08/04	1:1	CHF 85.12

48,006	1998	30/06/03	30/06/04	1:1	CHF 56.67

119,544	1999	26/02/02	26/02/05	1:1	CHF 79.00

546,000	2000	01/02/03	01/02/06	1:1	CHF 66.67

2,006,490	2001	20/02/04	20/02/09	1:1	CHF 100.00

290,828	2002	20/02/05	31/01/12	1:1	CHF 77.75

300,491	2002	20/02/05	31/07/12	1:1	CHF 77.75

235,000	2002	28/06/05	28/12/12	1:1	CHF 80.75

140,000	2002	28/06/07	28/06/12	1:1	CHF 80.75

95,000	2002	28/06/07	28/06/12	1:1	CHF 80.75

3,000	2001	29/02/04	29/02/08	1:1	USD 53.39

360,000	2001	24/01/04	24/01/08	1:1	USD 57.80

568,663	2002	31/01/05	01/01/12	1:1	USD 45.26

2,000	2002	29/02/04	29/02/12	1:1	USD 46.24

380,000	2002	28/06/05	28/06/12	1:1	USD 54.50

In addition, this group of senior executives held the following warrants as of 31 December 2002:

24,558,529	2000	20/03/03	01/04/04	16.67 : 1	CHF 75.00

Non-executive Board members

The non-executive Board members do not hold any options.

Additional honorariums and remuneration

No material additional honorariums and remuneration were paid to any of the Board or GEB members.

Loans granted to members of the Board and the GEB

Granting loans is part of the ordinary business of UBS, and members of the Board and the GEB have been granted loans, fixed advances and mortgages at the same terms and conditions as other employees, based on third-party conditions adjusted for reduced credit risk. Loans and advances to related parties are transacted on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons.

     A thorough review of all outstanding loans to senior executives and Board members was performed in 2002 in order to ensure compliance with the new requirements of the US Sarbanes-Oxley Act, which limit or prohibit the extension of credit by UBS to certain of its executive officers. New loans and mortgages are now granted at general market conditions, with no preferential rates.

Loans granted to executive Board members and members of the GEB

As of 31 December 2002, collateral loans and fixed advances of CHF 14,425,000 were receivable from executive Board members and members of the GEB, and mortgages in the amount of CHF 13,264,000 had been granted to this group of senior executives and their close family members.

Loans granted to non-executive
Board members

Loans and mortgages granted to non-executive Board members and companies related to them amounted to CHF 140.5 million.

Highest total compensation

Total compensation of the highest paid member of the Board of Directors, Chairman Marcel

Corporate Governance Compensation, Shareholdings and Loans

Ospel, amounted to CHF 11,341,588 for financial year 2002, including 75,155 restricted UBS shares. In addition, 75,000 options were granted as part of the senior executive long-term incentive (LTI) award made in June 2002 for financial years 2001 and 2002. At fair value these options were worth CHF 1,222,500. No such award was made in 2001.

Additional information on equity-based
compensation and retirement benefit plans

Note 32 to the UBS Group Financial Statements provides comprehensive information on the

Group’s various Equity Participation Plans for employees on various levels of the organization. It shows pro-forma results under the assumption of expensing options at fair value rather than charging their intrinsic value at grant date. The Financial Report 2002 also provides information on how business unit results would have been impacted if options granted to employees had been expensed (please refer to “Review of Business Group performance” on page 35).

     Note 31 to the UBS Group Financial Statements describes the various retirement benefit plans established in Switzerland and in major foreign markets.

Corporate Governance
Shareholders’ Participation Rights

              Shareholders’ Participation Rights

UBS is committed to make it as easy as possible for shareholders to take part in its decision-making processes. All registered shareholders — nearly 220,000 — receive regular written information about the firm’s activities and performance and are personally invited to shareholder meetings.

Relations with shareholders

UBS fully subscribes to the principle of equal treatment of all shareholders, ranging from large investment institutions to individual investors, and regularly informs them about the development of the company of which they are co-owners.

     The Annual General Meetings offer shareholders the opportunity to raise any questions regarding the development of the company and the events of the year under review. The members of the Board of Directors and Group Executive Board as well as the internal and external auditors are present to answer these questions.

Voting rights, restrictions and representation

UBS is committed to making it as easy as possible for shareholders to take part in its decision-making processes and therefore places no restrictions on share ownership and voting rights. Only voting rights of nominee companies and trustees, who normally represent a great number of individual shareholders, are limited to a maximum of 5% of outstanding UBS shares in order to avoid the risk of unknown shareholders with large stakes being entered into the share register. Securities clearing organizations such as the Depository Trust Company (DTC) in New York and SegaInterSettle (SIS) in Switzerland are exempt from the 5% voting limit.

     In order to have voting rights registered, shareholders must confirm they acquired UBS shares in their own name and for their own account.
     All registered shareholders can participate in shareholder meetings. If they do not wish to attend in person, they can issue instructions to accept, reject or abstain on each individual item on the meeting agenda by either giving instructions to an Independent Proxy designated by UBS (as required under Swiss company law) or by appointing UBS, another bank or another registered shareholder of their choice, to vote on their behalf.

Statutory quorums

Shareholder resolutions, the election and re-election of Board members and the appointment of the Group and Statutory Auditors are decided at the General Meetings of Shareholders by an absolute majority of the votes cast, excluding blank and invalid ballots. Article 704 of the Swiss Code of Obligations (Company Law) requires that for certain specific issues a majority of two-thirds of the votes represented at the meeting vote in favor of the resolution. These issues include the introduction of voting shares, the introduction of restrictions on the transferability of registered shares, conditional and authorized capital increases, restrictions or exclusion of shareholders’ pre-emptive rights.

     UBS also requires a two-thirds majority of votes represented for any change to the provisions in the Articles of Association regarding the number of Board members as well as for any decision to remove one fourth or more of the members of the Board.
     Votes and elections are normally conducted electronically to clearly ascertain the exact number of votes cast. Voting by a show of hands remains possible if a clear majority is predictable. Shareholders representing at least 3% of the votes represented may still request, however, that a vote or election take place electronically or by written ballot.

Corporate Governance
Shareholders’ Participation Rights

Convocation of General Meetings of Shareholders

The Annual General Meeting of Shareholders (AGM) normally takes place in April, but in any case within six months after the close of the financial year. A personal invitation including a detailed agenda and explanation of each motion is sent to every registered shareholder at least 20 days ahead of the scheduled meeting. The meeting agenda is also published in various Swiss and international newspapers.

     Extraordinary General Meetings may be convened whenever the Board of Directors or the statutory auditors consider it necessary. Shareholders individually or jointly representing at least ten percent of the share capital may, at any time, ask in writing that an Extraordinary General Meeting be convened to deal with a specific issue put forward by them. Such a request may also be brought forward during the AGM.

Placing of items on the agenda

Shareholders individually or jointly representing shares with an aggregate par value of one million Swiss francs may submit proposals for matters to be placed on the agenda for consideration by the shareholders meeting. The Board of Directors will submit to the AGM in 2003 a proposal to facilitate the exercise of this shareholder right, which — as a result of the two par-value repayments in 2001 and 2002 — had become more difficult. The proposed limit of an aggregate par value of CHF 250,000 brings the threshold back to what it used to be before the par value repayments.

     UBS publishes the deadline for submitting such proposals in various Swiss and international newspapers. The date of the deadline is normally shortly after the publication of the annual results. It is also set early enough to allow for the integration of the proposals into the official invitation to shareholders. Requests for items to be placed on the agenda must include the actual motions to be put forward, together with a short explanation, if necessary. The Board of Directors formulates an opinion on the proposals, which is published together with the motions.

Registrations in share register

The general rules for being entered with voting rights in the Swiss or US Share Register of UBS also apply before General Meetings of Shareholders (for details see pages 134 and 135). Registrations including the transfer of voting rights are processed for as long as technically possible.

Corporate Governance
Change of Control and Defensive Measures

            Change of Control and Defensive Measures

UBS believes in market forces. It therefore refrains from restrictions which would hinder developments otherwise initiated or supported by the financial markets. There are no specific protections against hostile takeover in place.

Duty to make an offer

An investor who acquires 33 1/3 % of all voting rights has to submit a take-over offer for all shares outstanding, according to the Swiss Stock Exchange Law. UBS has not elected to change or opt out of this rule.

Clauses on changes of control

The service agreements and employment contracts of the executive Board members, of the members of the Group Executive Board and of the Group Managing Board do not contain clauses on change of control. UBS does not offer “golden parachutes” to its senior executives. Employment contracts contain notice periods of 12 months for GEB members and 6 months for GMB members, during which they are entitled to running salary and bonuses.

     The Compensation Committee of the Board may, however, accelerate the vesting of options and the lapse date for restricted shares in case of a change of control.

Corporate Governance
Auditors

                  Auditors

Audit, with its various functions and authorities, plays an important role in Corporate Governance. While remaining independent, the External Auditors and Group Internal Audit closely coordinate their work, thereby ensuring the most effective performance of their responsibilities. The Chairman’s Office, the Audit Committee and ultimately the Board of Directors supervise the functioning of the overall audit work.

External, independent Auditors

Ernst & Young Ltd., Basel, have been assigned the mandate to serve as global auditors for the UBS Group. They assume all auditing functions according to laws, regulatory requests, and the UBS Articles of Association (see also the paragraph about auditors responsibilities in the “Regulation and supervision section”, on page 118). The Audit Committee of the Board has determined that Ernst & Young Ltd. meets all independence requirements established by the Securities and Exchange Commission (SEC). As part of its audit process, Ernst & Young Ltd. informs the Audit Committee of the measures it takes to ensure its and its employees’ independence from UBS. The Audit Committee assesses this information on behalf of the Board and informs the Board accordingly.

     At the Extraordinary General Meeting on 7 September 2000, UBS shareholders appointed Deloitte & Touche AG, Basel, as special auditors according to Article 31 paragraph 3 of the UBS Articles of Association for a three-year term of office. The special auditors provide audit opinions in connection with capital increases, independently from the Group auditors. Deloitte & Touche will be proposed to the AGM 2003 for re-election for another three-year term.

Duration of the mandate and term of office of the lead auditor

After the UBS-SBC merger, Ernst & Young Ltd., Basel were initially appointed as UBS’s principal external auditor for the audit of the 1998 financial statements. Following a comprehensive evaluation process during 1999, they were proposed for re-election to the 2000 AGM. They were re-elected at the AGMs between 1999 and 2002, and will be proposed for re-election at the AGM 2003.

     Roger K. Perkin, chartered accountant, and Peter Heckendorn, lic.oec., have been in charge of the UBS audit since the initial appointment.

Auditing fees

Fees paid to Ernst & Young for the financial year 2002 in respect of audit and regulatory reports required by law amounted to CHF 30,882,000.

Additional fees paid to auditors

Ernst & Young were paid CHF 8,897,000 for audit-related services provided (primarily accounting consultation on matters relating to the financial statements, attest services required by contract or requested by management, audits of retirement and compensation plans, and due diligence work on acquisitions) and CHF 10,521,000 was paid to Ernst & Young for tax advisory and compliance work in respect of the Bank’s own affairs. Another CHF 3,287,625 was paid for other services provided during the year.
     Rules recently issued by the US Securities and Exchange Commission (SEC) prohibit independent auditors from providing a number of specific services. Ernst & Young have not provided any prohibited services during the year.

Group Internal Audit

With around 240 professionals worldwide at 31 December 2002, Group Internal Audit provides an independent review of the effectiveness of the system of internal controls and compliance with key rules and regulations. It specifically verifies or assesses whether the internal controls are commensurate with the risks and are working effectively, whether activities within the firm are being conducted and recorded properly, correctly and fully, and whether the organization of operations, including information technology, is efficient and the information is reliable. All key issues raised by Group Internal Audit are communicated to the management responsible, to the President of the GEB and to the Chairman’s Office via formal Audit Reports. The Chairman’s Office and the Audit Committee of the Board are regularly informed of important findings.

     To maximize its independence from management, the head of Group Internal Audit, Markus Ronner, reports directly to the Chairman of the Board. Group Internal Audit has unrestricted access to all accounts, books and records and must be provided with all information and data needed to fulfill its auditing duties. Group Internal Audit addresses its reports with major issues ultimately to the Chairman of the Board. The Chairman’s Office may order special audits to be conducted, and the Group Executive Board, with the agreement of the Chairman, may instruct Group Internal Audit to conduct such audits.
     Coordination and close cooperation with the external auditors enhance the efficiency of Group Internal Audit’s work.

Supervisory and control instruments vis-à- vis the external auditors

The Audit Committee, on behalf of the Board of Directors, monitors the qualification, independence and performance of the Group Auditors and the lead partners. It prepares proposals for appointment or removal of the external auditors for submission to the full Board, which then submits the proposal to the AGM.

     The Audit Committee reviews annually the written statements submitted by the external auditors as to their independence. It also reviews the engagement letter between UBS AG and the external auditors and the fees and terms of the planned audit work. Mandates to the Group auditors for audit-related work and permitted non-audit work are subject to pre-approval by the Audit Committee.
     The external auditors also provide timely reports to the Audit Committee on critical accounting policies and practices used, on alternative treatments of financial information discussed with management, and other material written communication between external auditors and management.
     The Audit Committee regularly meets with the lead partners of the external auditors, at least four times per year. It also regularly meets with the Head of Group Internal Audit.
     At least once per year, the Chairman’s Office discusses with the lead partners of Ernst & Young Ltd. the audit work performed, main findings and critical issues which arose during the audit.
     The Audit Committee and the Chairman’s Office report back to the Board of Directors about their contacts and discussions with the external auditors. Once per year, the lead partners take part in a Board meeting, normally to present the Long-form Report of the External Auditors, as required by the Swiss Federal Banking Commission (Bankengesetzlicher Revisionsbericht).

Corporate Governance
Information Policy:
UBS Financial Disclosure Principles

          Information Policy:
          UBS Financial Disclosure Principles

UBS’s financial disclosure policies aim to achieve a fair market value of the UBS share by communicating transparently, openly and consistently with investors and the financial markets at all times.

Main sources of information

UBS provides regular information to its shareholders and to the financial community. For details, see page 5 and 6 of this Handbook.

Financial results will be published as follows:

First Quarter	13 May 2003

Second Quarter	13 August 2003

Third Quarter	11 November 2003

Fourth Quarter	10 February 2004

The Annual General Meeting of Shareholders will take place as follows:

2003	16 April, Zurich

2004	15 April, Basel

UBS meets regularly with institutional investors throughout the year, holding results presentations, specialist investor seminars, road shows and one-to-one or group meetings across the world. Where possible, these events involve UBS senior management in addition to the UBS Investor Relations team. We have also made significant progress in developing the use of technology to further broaden access to our presentations through webcasting, audio links and cross-location video-conferencing for external audiences.

     Each shareholder receives an illustrated “Annual Review” providing an overview of the firm and its activities during the year and the key financial information. Each quarter they are provided with an update on ongoing initiatives and quarterly financial performance. More detailed financial reports are produced each quarter and at year-end, which can be received on request.
     To ensure fair access to information, we make UBS publications available to all shareholders at the same time and generally make key documents available in both English and German. Letters to shareholders and media releases about results are also translated into French and Italian. We directly post letters to shareholders and material information related to corporate events to all shareholders, while other information is distributed via press release and posted to UBS’s website, at www.ubs.com/investors. Our website includes comprehensive information about UBS, including a complete set of our published reporting documents, on demand access to recent webcast presentations and copies of presentations that senior management have given at industry conferences.

Financial disclosure principles

Based on our discussions with analysts and investors, we believe that the market rewards companies that provide clear, consistent and informative disclosure about their business. Our aim therefore is to communicate UBS’s strategy and results in such a way that investors can gain a full and accurate understanding of how the company works, what its growth prospects are and what risks there are that this growth will not be realized.

     To continue to achieve these goals, we apply the following principles in our financial reporting and disclosure:
–	Transparency: our disclosure is designed to enhance understanding of the economic drivers and detailed results of the business, in order to build trust and credibility.
–	Consistency: we aim to ensure that our disclosure is consistent and comparable within each reporting period and between reporting periods.

–	Simplicity: we try to disclose information in as simple a manner as possible consistent with allowing readers to gain the appropriate level of understanding of our businesses’ performance.
–	Relevance: we aim to avoid information overload by focusing our disclosure on what is relevant to UBS’s stakeholders, or required by regulation or statute.
–	Best practice: we strive to ensure that our disclosure is in line with industry norms, and if possible leads the way to improved standards.
     We report UBS’s results quarterly, including a breakdown of results by Business Groups and business units and extensive disclosures relating to credit and market risk. The extent of disclosure and the quality of analysis and comment we provide put UBS’s reporting among the leaders in the banking sector, worldwide.
     We also aim to take a prominent role in developing and enhancing industry standards for disclosure. UBS actively participates in committees and similar bodies helping to improve accounting standards and risk disclosure standards. In November 2000 we launched a proposal for a new definition of assets held for our clients. Following a positive reception for this initiative, we introduced the definitions into our reporting in our first quarter 2001 report.

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
     The first three targets are all reported pre-goodwill amortization, and adjusted for significant financial events (see below).

Business Group key performance indicators

We also report carefully chosen key performance indicators for each of UBS’s Business Groups and business units. These do not carry explicit targets, but are indicators of the business units’ success in creating value for shareholders. They include financial metrics, such as the cost/income ratio, and non-financial metrics such as invested assets.
     These key performance indicators are used for internal performance measurement and planning as well as external reporting. This ensures that management has a clear responsibility to lead their businesses towards achieving success in the externally reported value drivers and avoid the risk of managing to purely internal performance measures.

Financial reporting policies

Accounting principles

We prepare UBS Group’s accounts according to International Financial Reporting Standards (IFRS), and provide additional information in our Financial Report to reconcile the Group accounts to US Generally Accepted Accounting Principals (US GAAP). A detailed explanation of the basis of UBS’s accounting is given in Note 1 to the UBS Group Financial Statements, which are published in the UBS Financial Report 2002. An explanation of the critical accounting policies applied in the preparation of our Financial Statements is provided in a specific section in the UBS Financial Report 2002 on page 9.

Analysis of adjusted figures and results

We analyze our quarterly and annual financial performance on a reported basis determined in accordance with IFRS. Additionally, we provide analysis and comments on an adjusted basis which excludes from the reported amounts certain items we term significant financial events (SFEs). SFEs are non-recurring, event-specific items, with a material impact at Group level. They are UBS-specific and not industry-wide and not in the normal course of business.
     Another adjustment we use in our results discussion is the exclusion of the amortization of goodwill and other acquired intangible assets. At

Corporate Governance
Information Policy:
UBS Financial Disclosure Principles

UBS, we believe that equity values are driven by future cash flows.

     These adjustments reflect our internal analysis approach where SFE-adjusted figures before goodwill/intangibles amortization are used to assess past performance against peers and to estimate future growth potential. In particular, our financial targets have been set in terms of adjusted results, excluding significant financial events and goodwill/intangibles amortization, and all the analysis provided in our management accounting is based on operational SFE-adjusted performance. In our financial reporting, we clearly identify all adjusted figures as such, and allow the reader to reconcile them to reported figures. More detail on adjustments and the SFEs during 2000, 2001 and 2002 can be found in the UBS Financial Report 2002.

Restatement of results

As required under IFRS, we are committed to maintaining the transparency of UBS’s reported results and to ensuring that analysts and investors can make meaningful comparisons with previous periods. If there is a major reorganization of our business units or if changes to accounting standards or interpretations lead to a material change in the Group’s reported results, we restate UBS’s results for previous periods to show how they would have been reported according to the new basis, and provide clear explanations of all changes.

US regulatory disclosure requirements

As a Swiss company listed on the New York Stock Exchange (NYSE), we comply with the dis-

closure requirements of the Securities and Exchange Commission (SEC) and the NYSE for foreign issuers. These include the requirement to make certain filings with the SEC. As a foreign issuer, some of the SEC’s regulations and requirements which apply to domestic issuers are not applicable to UBS. We provide UBS’s regular quarterly reports to the SEC under cover of Form 6-K, and file an annual report on Form 20-F. We also provide additional disclosure at half year to meet specific SEC requirements, which again is provided under cover of Form 6-K. In addition, important corporate announcements, including press releases, are provided under cover of Form 6-K as they occur. These reports, as well as materials sent to shareholders in connection with annual and special meetings, are all available on our website, at www.ubs.com/investors.

     Within the 90-day period prior to the filing of this Annual Report, an evaluation was carried out under the supervision and with the participation of our management, including the President of the Group Executive Board and Group Controller, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-14(c) under the US Securities Exchange Act of 1934). Based upon that evaluation, the President of the Group Executive Board and Group Controller concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Corporate Governance
Regulation and Supervision

             Regulation and Supervision

We aim to monitor regulatory developments, to comply with all applicable provisions and to work closely and maintain good relations with the regulators in all jurisdictions where we have offices, branches and subsidiaries.

As a Swiss-registered company, UBS’s main regulator is the Swiss Federal Banking Commission (SFBC), but we are also regulated worldwide by supervisory agencies in the countries in which we conduct business, most notably the US and the UK.

     UBS’s operations throughout the world are regulated and supervised by the relevant central banks and regulatory authorities in each of the jurisdictions in which we have offices, branches and subsidiaries. These authorities impose reserve and reporting requirements and controls on UBS, including those relating to capital adequacy, depositor protection and prudential supervision. In addition, a number of countries where UBS operates impose additional limitations on or affecting foreign-owned or controlled banks and financial institutions, including
–	licensing requirements and restrictions of the opening of local offices, branches or subsidiaries and the types of banking and non-banking activities that may be conducted by those local offices, branches or subsidiaries;
–	restrictions on the acquisition or level of ownership of local banks;
–	restrictions on investment and other financial flows entering or leaving the country.
     The supervisory and regulatory regimes of the countries where UBS operates will determine, to some degree, our ability to expand into new markets, the services and products that we will be able to offer in those markets and how we structure specific operations.
     The following sections describe the regulation and supervision of UBS’s business in Switzerland, our home market, and in the United States and the United Kingdom, our next two largest operations, which together employ a total of 49% of our staff.

Regulation and supervision in Switzerland

General

UBS is regulated in Switzerland under a system established by the Swiss Federal Law relating to Banks and Savings Banks of 8 November 1934, as amended, and the related Implementing Ordinance of 17 May 1972, as amended, which are together known as the Federal Banking Law. Under this law, banks in Switzerland are permitted to engage in a full range of financial services activities, including commercial banking, investment banking and fund management. Banking groups may also engage in insurance activities, but these must be undertaken through a separate subsidiary. The Federal Banking Law establishes a framework for supervision by the SFBC.
     In our capacity as a securities broker, UBS is governed by the Swiss Federal Law on Stock Exchanges and Trading in Securities of 24 March 1995, as amended, under which the SFBC is appointed as prime regulator for these activities.

Regulatory policy

Swiss regulatory policies are formulated on three levels. The first two are the statutory levels of primary and secondary legislation issued by Parliament and the Swiss Federal Council. The SFBC has substantial influence on the drafting of these regulatory statutes. On more technical policy, the SFBC is empowered to issue so-called circulars, 21 of which are presently effective. The SFBC has issued a new Ordinance updating its rules on anti-money laundering, which will come into force in July 2003. In certain fields, the SFBC officially endorses self-regulatory guidelines issued by the banking industry (through the Swiss Bankers’ Association), which thus become an integral part of banking regulation. Recent examples are:

Corporate Governance
Regulation and Supervision

–	Guidelines concerning a Code of Conduct with regard to the Exercise of Due Diligence by Banks, 1998.
–	Guidelines concerning the Treatment of Accounts, Custody Deposits and Safe Deposit Boxes Remaining Dormant at Swiss Banks, 2000.
–	Guidelines concerning the Exercise of Asset Management Mandates, 2000.
–	Guidelines on Internal Control, 2002.

     Certain aspects of securities broking, such as the organization of trading, are subject to self-regulation through the SWX Swiss Exchange and the Swiss Bankers’ Association, under the overall supervision of the SFBC.

Role of external auditors and direct supervision of large banking groups

The Swiss supervisory system relies on banks’ external auditors, who are licensed and supervised by the SFBC, and carry out official duties, on behalf of, and subject to sanctions imposed by the SFBC. The responsibility of external auditors not only encompasses the audit of Financial Statements but also entails the review of banks’ compliance with all prudential requirements.
     In recent years, the SFBC has taken on more direct responsibility for supervision in two areas: capital requirements for market risk, for which there is a specialist team; and the supervision of the two large Swiss banking groups, including UBS, for which a dedicated department was created in 1998. Thus, the supervisory strategy now entails direct supervision in the form of regular meetings with bank management, supervisory visits, on-site reviews, direct reporting, both routine and ad hoc, and regular meetings with the host regulators of our overseas operations. Close cooperation, including regular trilateral meetings, has been established between the SFBC and UBS’s US and UK regulators, and further links are being established by the SFBC with other relevant regulators.

Reporting requirements and
capital requirements

UBS reports to the SFBC financial, capital, legal and risk information. The SFBC also reviews the bank’s risk management and control policies and procedures in all areas of risk, including Know Your Customer rules and anti-money laundering practices. Reporting requirements also include ad-hoc and event-based information requests connected with direct supervision activity.

     Switzerland applies the internationally accepted capital adequacy rules of the Basel Capital Accord but the SFBC implementation imposes a more differentiated and tighter regime than the internationally agreed rules, including a more stringent definition of capital (see Capital management on page 86).

Disclosures to the Swiss National Bank

Although the primary responsibility for supervision of banks under the Federal Banking Law lies with the SFBC, UBS also submits an annual statement of condition and detailed monthly interim balance sheets to the Swiss National Bank, which monitors compliance with liquidity rules. The Swiss National Bank can require UBS to supply further disclosures of financial condition and other information relevant to its regulatory oversight.

Regulation and supervision in the United States

Banking regulation

UBS’s operations in the United States are subject to a variety of regulatory regimes. We maintain branches in California, Connecticut, Illinois and New York and an agency in Florida. UBS’s California branches are located in Los Angeles and San Francisco and are federally licensed by the Office of the Comptroller of the Currency. Each of our other US banking offices is licensed by the state banking authority of the state in which it is located. We are in the process of converting our New York branches from state licenses to federal licenses. Each US banking office is subject to regulation and examination by its licensing authority. In addition, the Board of Governors of the Federal Reserve System exercises examination and regulatory authority over our state-licensed US banking offices. We also maintain state and federally chartered trust companies and other limited purpose banks, which are regulated by state regulators or the Office of the Comptroller of the Currency. None of UBS’s US banking offices is currently insured by the Federal Deposit Insurance Corporation. The regulation of our US banking offices and subsidiaries imposes restrictions on the activities of those offices, as well as prudential restrictions, such as limits on extensions of credit to a single borrower, including UBS subsidiaries.
     The licensing authority of each US banking office has the authority to take possession of the business and property of the office it licenses in certain circumstances. Such circumstances generally include violations of law, unsafe business practices and insolvency. So long as UBS maintains one or more federal branches, such as our California branches, the Office of the Comptroller of the Currency also has the authority to take possession of our US operations under similar circumstances, and this federal power may preempt the state insolvency regimes that would otherwise be applicable to our state-licensed offices. As a result, if the Office of the Comptroller of the Currency exercised its authority over our US banking offices pursuant to federal law in the event of a UBS insolvency, all of UBS’s US assets would be applied first to satisfy creditors of our US banking offices as a group, and then made available for application pursuant to any Swiss insolvency proceeding.
     In addition to the direct regulation of our US banking offices, operating US banking offices subjects UBS to regulation by the Board of Governors of the Federal Reserve System under various laws, including the International Banking Act of 1978, the Bank Holding Company Act of 1956 and the Gramm-Leach-Bliley Financial Modernization Act of 1999. On 10 April 2000, UBS AG was designated a “financial holding company” under the Gramm-Leach-Bliley Act.

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
     UBS subsidiaries in the United States are also subject to regulation by applicable federal and state regulators of their activities in the investment advisory, mutual fund, trust company, mortgage lending and insurance businesses.

USA Patriot Act

On 26 October 2001, the US adopted the USA Patriot Act in response to the events of 11 September 2001. The Act requires US banks and foreign banks with US operations, including UBS, to take certain steps to help prevent, detect and prosecute international money laundering and the financing of terrorism. The required actions include terminating correspondent accounts with “shell banks” and obtaining information about the owners of foreign bank clients and the identity of the foreign bank’s agent in the US.
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

Corporate Governance
Regulation and Supervision

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
     Some of our subsidiaries and affiliates are also regulated by the London Stock Exchange and other United Kingdom securities and commodities exchanges of which UBS is a member, and all equities business can be subject to the requirements of the UK Panel on Takeovers and Mergers where relevant.
     The investment services that are subject to oversight by UK regulators are regulated in accordance with European Union directives requiring, among other things, compliance with certain capital adequacy standards, customer protection requirements and conduct of business rules. These standards, requirements and rules are similarly implemented, under the same directives, throughout the European Union and are broadly comparable in scope and purpose to the regulatory capital and customer protection requirements imposed under applicable US law.

Corporate Governance
Compliance with NYSE Listing Standards
on Corporate Governance

            Compliance with NYSE Listing Standards
            on Corporate Governance

UBS aims to comply with all relevant standards on corporate governance. As a foreign company, listed at the New York Stock Exchange (NYSE), we have to explain differences between our corporate governance standards and the NYSE rules for US companies.

Introduction

On 15 August 2002, the NYSE filed with the SEC proposed rules that would effect substantial changes to the NYSE corporate governance listing standards. The proposed changes would tighten the definition of director independence, expand the responsibilities of the audit committee, mandate the establishment of a compensation committee and nominating committee both composed of only independent directors and require listed companies to have a code of ethics and corporate governance guidelines.

     The proposed NYSE rule will not change the NYSE traditional approach permitting non US-issuers, such as UBS, to follow their home jurisdiction governance practice where it differs from the NYSE requirements. It is expected that the SEC will revise some of the proposed NYSE rules to harmonize them with competing or overlapping requirements under the Sarbanes-Oxley Act. The current proposed rules would require each non-US issuer to provide a brief and general summary of any significant differences between its home country corporate governance practices and the NYSE rules for US companies.
     The proposed NYSE rules will not become effective unless and until they are approved by the SEC. Accordingly, our current corporate governance structure may be changed as required to comply with any new requirements established by the SEC.

Independence of directors

The NYSE rules will require that the Board of Directors of a listed company have a majority of independent directors. For a director to be considered independent, the Board of Directors must affirmatively determine that the director has no material relationship with the company, either directly or as a partner, shareholder or officer of a company that has a relationship with the listed company. Materiality is to be considered not just from the standpoint of the director but also from the standpoint of persons and organizations affiliated with the director.
     The UBS Board of Directors has adopted the following criteria for defining its external directors’ independence:
–	The external director and his or her immediate family members have not been employed by UBS during the last five years.
–	The external director and his or her immediate family members have not been employed by UBS’s principal auditors, Ernst & Young Ltd. during the last five years.
–	The external director is not and has not been employed by a company whose compensation committee includes a senior executive of UBS.
–	The external director does not have — directly or indirectly — any material relationship with UBS, i.e.:
–	No shareholdings in excess of 3% of all outstanding shares.
–	No business relationships with UBS accounting for more than 5% of the total revenues either of the companies related to the director or of UBS.
–	No banking relationships with UBS that are not in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with other clients.
–	UBS does not make any meaningful charitable contributions to organizations in which the external director is affiliated.
–	The external director has not entered into consulting contracts with UBS.
–	UBS does not pay its directors fees that exceed what is customary in the financial services industry.

Corporate Governance
Compliance with NYSE Listing Standards
on Corporate Governance

–	There were no interlocking directorships over the past five years between the companies related to the director and UBS.
–	The external director does not hold any other Board mandates that would infringe on his independence.

     The Board of Directors, after having carefully considered the information provided by its external members, has determined that Peter Böckli, Ernesto Bertarelli, Sir Peter Davis, Rolf A. Meyer, Hans Peter Ming and Lawrence A. Weinbach are independent in accordance with the criteria mentioned above.

     It has also determined that Lawrence A. Weinbach, Sir Peter Davis and Rolf A. Meyer meet the more stringent independence requirements for Audit Committee members. They do not receive any consulting, advisory or other compensatory fees from UBS other than in their capacity as directors. They do not receive any compensatory fees indirectly paid to them as a partner, member or principal of an entity, which provides accounting, consulting, legal, investment banking, financial or other advisory services to UBS. And none of them serve on the audit committees of more than two other public companies.
     UBS operates under a strict dual Board structure mandated by Swiss banking law. No member of the Group Executive Board may also be a member of the Board of Directors and vice versa. This structure ensures an institutional independence of the entire Board of Directors from the day-to-day management. Therefore all Board members are non-management directors, although the three executive members of the Chairman’s Office are former members of the executive management and have entered into employment contracts with UBS in connection with their functions as Board members.

Board Committees

UBS has established an Audit, a Compensation and a Nominating Committee, all composed solely of independent directors, as required by the NYSE rules.

     The chairman of the Audit Committee has an auditing background, and one of the members used to be the Chief Financial Officer of a large company. All the members are financially literate.
     In addition to these three committees, the Chairman of the Board and the Vice Chairmen form a “Chairman’s Office”, which has clearly defined authorities and duties. It also has responsibility for oversight of the internal audit function (as defined in the Swiss Federal Banking Commission’s Circular Letter on internal audit). For more details see the UBS Organization Regulations with its two Appendices and the Charter for the Chairman’s Office (www.ubs.com/about).
     Additional information on the Board Committee’s mandates, responsibilities and authorities can be found on pages 99 and 100 of this Section. The charters for all the Board Committees are published on (www.ubs.com/about).

Differences from NYSE standards

The NYSE rules require:
–	expanded discussion on risk assessment and risk management between management and the Audit Committee. UBS, as a global financial services firm, has a very sophisticated and complex system of risk management and control. Risk management and control is the clear responsibility of the business and not of the Board or of its Committees. The full Board has authority to define the firm’s risk framework. It is responsible for monitoring the adherence to the defined risk limits and for reviewing whether the business and the control units run appropriate systems of management and control of risks. The Chairman’s Office, with financial services specialists among its members, provides the bulk of the preparatory work for these full Board reviews. It also assumes approval authorities for the definition of specific credit risks and for clearly specified credits. For further details see Section “Risk Management and Control” of this Handbook.
–	supervision of internal audit by Audit Committee. In accordance with the Swiss Federal Banking Commission’s Circular Letter on Internal Audit, dated 14 December 1995, UBS gave the Chairman’s Office responsibility and authority for supervising the internal audit function. The Chairman’s Office reports back to the full Board on all important findings.

–	responsibility of the Nominating Committee for oversight of management and Board evaluation. Management evaluation (performance of the President and the members of the Group Executive Board) is done by the Chairman’s Office and reported to the full Board. All Board Committees perform a self-assessment of their activities and report back to the full Board. The Board has direct responsibility and authority to evaluate the Board’s own performance, without preparation by a Board Committee.
–	proxy statement reports of the Audit and Compensation Committees. Under Swiss Company Law, all reports addressed to shareholders must be provided and signed by the full Board. The Committees submit their reports to the Board.

Shareholder votes on equity-compensation plans

The proposed NYSE rules require that shareholders must vote on all equity-compensation plans and any material revisions to the terms of such plans (including for purposes of re-pricing existing options). UBS does not comply with this requirement.

     Under Swiss Company Law, the approval of compensation plans is not an authority of the AGM, but of the Board of Directors. The reason for this different approach is the fact that the capital of a Swiss company is determined in the
Articles of Association and, therefore, each increase of capital has to be submitted for shareholders’ approval. If equity-based compensation plans result in a need for a capital increase, AGM approval is mandatory. If, however, shares for such plans are purchased in the market, shareholders do not have the authority to vote. We believe that the aim of the request for a shareholders’ vote on equity-compensation plans — the protection of shareholders against undue dilution of their capital — is well taken care of under Swiss Company Law.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

The proposed NYSE rules require each listed company to adopt and make publicly available Corporate Governance Guidelines and a Code of Business Conduct and Ethics. These documents must be adopted within six months of the SEC’s approval of the NYSE’s rules.

     The UBS Board of Directors has already adopted Corporate Governance Guidelines, which are published on the UBS website at www.ubs.com/about.
     The UBS Board of Directors has also adopted a Code of Business conduct and Ethics with an Addendum for principal executive, financial and accounting officers or controllers, as required by the Sarbanes-Oxley Act. The code is available on the UBS website at www.ubs.com/about.

Corporate Governance
Group Managing Board

            Group Managing Board

The Group Managing Board (GMB) represents the next layer in the leadership of the Group below the Group Executive Board. Its members are drawn from the management teams of the Business Groups and the Corporate Center.

Role of the Group Managing Board

The GMB has a crucial role in implementing our integrated business model and in promoting the UBS culture and values throughout the Group and externally.

Members of the Group Managing Board as of 31 December 2002:

UBS Wealth Management & Business Banking

Michael Adjadj	Head of Private Banking Middle East & Africa

Arthur Decurtins	Head of Private Banking Germany & Benelux

Thomas Escher	Head of IT

Jürg Haller	Head of Products & Services

Eugen Haltiner	Head of Business Banking Switzerland

Marten Hoekstra	Head of Market Strategy & Development

Dieter Kiefer	Head of Private Banking Western Europe

Martin Liechti	Head of Private Banking Americas

Joe Rickenbacher	Chief Credit Officer

Alain Robert	Head of Private Banking Switzerland

Kathryn Shih	Head of Private Banking Asia Pacific

Jean Francis Sierro	Head of Resources

Richard Sipes	Head of Private Banking UK & Northern, Eastern and Southern Europe

Anton Stadelmann	Chief Financial Officer

Vittorio Volpi	Head of Private Banking Italy

Raoul Weil	Head of Private Banking International

Stephan Zimmermann	Head of Operations

UBS Warburg

Andy Amschwand	Global Co-Head of Interest Rates and Foreign Exchange

Jonathan Britton	Chief Financial Officer

Regina Dolan	Global Head of Strategic Planning and Business Development

Ian Drew	Chief Credit Officer

Tim Fredrickson	Global Co-Head of Interest Rates and Foreign Exchange

Robert Gillespie	Joint Global Head of Investment Banking

Alan C. Hodson	Global Head of Equities

Michael Hutchins	Global Head of Fixed Income and Interest Rates & Foreign Exchange

Huw Jenkins	Head of Equities for the Americas

UBS Warburg (continued)

Danny Schweizer	CEO Switzerland

Rory Tapner	Joint Global Head of Investment Banking

Mark Wallace	Chief Risk Officer

Robert Wolf	Joint Global Head of Fixed Income

New members as from 1 March 2003:

Mike Bolin	Chief Administrative Officer

Gary Bullock	Head of Infrastructure Logistics

Ken Moelis	Head of Investment Banking in the Americas

UBS PaineWebber

Barry Buchsbaum	Director of the Branch Group

Bruce Bursey	Director of Investment Consulting Services

Luzius Cameron	Director of Strategic Planning and New Business Development

Tom Naratil	Director of Banking and Transactional Solutions

Robert Silver	President UBS PaineWebber Services

New member as from 1 March 2003:

James D. Price	Director of Investment and Marketing Solutions

UBS Global Asset Management

Crispian Collins	Vice Chairman (until 31 March 2003)

Jeffrey J. Diermeier	Chief Investment Officer

Gabriel Herrera	Head of Europe, Middle East & Africa

Benjamin F. Lenhardt Jr.	Chairman Americas (until 31 March 2003)

Thomas Madsen	Global Head of Equities

Joe Scoby	CEO O’Connor

Brian Singer	Global Head of Asset Allocation

Brian Storms	CEO Americas

Paul Yates	Head of UK

New member as from 1 March 2003:

Kai Sotorp	Head of Asia Pacific

Corporate Center

Mark Branson	Chief Communication Officer

Rolf Enderli	Group Treasurer

Thomas Hammer	Group Head of Human Resources (from 1 March 2003)

Hugo Schaub	Group Controller

Walter Stuerzinger	Group Chief Risk Officer

Marco Suter	Group Chief Credit Officer

Robert Zeltner	Group Head of Human Resources (until 28 February 2003)

Group Internal Audit

Markus Ronner	Head of Group Internal Audit

125

126

127

Corporate Responsibility

             Corporate Responsibility

For us, corporate responsibility is integral to everything we do, meaning that we want to create value sustainably for all of our stakeholders.

UBS has made corporate responsibility an important part of its culture, identity, and business model. Our approach is to focus on corporate responsibility issues that provide clear benefits to all our stakeholders — clients, employees, shareholders and the community. As a leading global financial services firm, we want to provide our clients with value-added products and services, promote a corporate culture that adheres to the highest ethical standards, while generating superior but sustainable returns for our shareholders.
     UBS created a Corporate Responsibility Committee in 2001. It determines UBS’s corporate responsibility and sustainable development policies, supports increased awareness of the issue, monitors the company’s adherence to international standards, and advises the Group Executive Board and the Board of Directors. The committee is chaired by Marcel Ospel, Chairman of the UBS Board of Directors. The other committee members are Hans de Gier, Vice Chairman of the Board, Hans Peter Ming, Member of the Board, Peter Wuffli, President of the Group Executive Board, Marcel Rohner, CEO UBS Wealth Management & Business Banking, Donald Marron, Chairman UBS Americas, and Ken Costa, Vice Chairman UBS Warburg.
     UBS has also endorsed and signed several related international charters. In 1992, we were one of the first signatories to the United Nations Environment Program’s Bank Declaration. Since its signing, the declaration has had an extensive influence in setting environmental guidelines and practices for financial institutions. We are also an active member of the World Business Council for Sustainable Development (WBCSD), a coalition of 150 international companies who have committed themselves to integrating sustainability principles into their core businesses.
     For us, as a public company, the sustainable creation of value implies strong and effective corporate governance (see page 89 to 125). Furthermore, we are committed to protecting financial privacy, fighting money-laundering, being an equal opportunity employer, protecting the environment and contributing to the communities which we are a part of. Although laws may define minimum standards in many of these areas, simply meeting those minimum standards is not enough.

Creating long-term value for our shareholders

At UBS, the value-based management framework views management as the custodian of shareholder wealth. This framework sees the creation of long-term shareholder value as resting on four, mutually supporting pillars. First, we ensure that business decisions are analyzed in terms of the value that they create. Second, the realized value creation is measured and compared with targets. Third, we have incentive systems in place to align the interests of managers with those of shareholders, including tying a meaningful part of total compensation to individual performance targets as well as encouraging managers and staff to become shareholders. Moreover, internal value driver projections and valuations are benchmarked against external assessments, stock market expectations, and leading analyst forecasts.

Safeguarding our clients’ right to financial privacy and fighting money laundering

Trust is critical for a global financial services provider. It requires a corporate culture that promotes behavior consistent with the highest ethical standards. To enhance the trust placed in us, it is vital that we protect our clients’ legitimate right to financial privacy while preventing the abuse of our services by criminals or terrorists.

128

     Because of the growing importance of advisory-based financial services and regulations regarding the exercise of due diligence, financial institutions are gathering more and more information from and about their clients. Unsurprisingly, public and private sector agents are showing a strong appetite for that data, and clients are increasingly worried about its misuse. Financial privacy, as with medical and other forms of personal privacy, are privileges enjoyed by citizens living in a modern, democratic society. At UBS, we firmly believe we should uphold and defend our clients’ right to safeguard their private financial information from third party interests.

     At the same time, the right to financial privacy should not, in any circumstances, be a channel by which criminals can misuse our services. Switzerland’s “know your customer” and other regulations concerning the exercise of due diligence are among the most stringent in the world, and effectively prevent the abuse of banking services by criminals. Banks have to verify the identity of their contracting parties and establish the beneficial owners of assets and must notify the authorities whenever they either have knowledge or a founded suspicion that assets are of criminal origin, are under the control of a criminal organization or might be used for criminal purposes.
     Based on these legal standards, we have established an effective internal framework to prevent the mishandling of our services by criminals. For instance, UBS Wealth Management & Business Banking has developed an IT-based tool known as the “Compliance Register”. It assists client advisors when they are in the process of acquiring new clients as it holds information about Politically Exposed Persons (PEPs) and other exposed personalities. The tool helps client advisors ensure that if UBS establishes or maintains a business relationship with an individual determined to be a PEP, they do so only after having made a clear decision backed up by extensive knowledge of the client in question. This is achieved by undertaking as thorough a due diligence exercise as possible. Access to and control of the register has been structured to meet the requirements of all applicable laws and regulations — most importantly those regarding confidentiality and data protection. Client advisors in all UBS Wealth Management & Business Banking locations can make search queries with the tool. The Financial Intelligence Unit (FIU), a dedicated compliance team maintaining the register, is automatically notified if and when any queries match with names on its database.

     We are also strongly committed to promoting stringent anti-money laundering standards for the financial industry as a whole. As an example of that, we were one of the driving forces behind the launch of the Wolfsberg Anti-Money Laundering Principles in 2000. The principles are designed to ensure that private banking services are only offered to clients with legitimate sources of wealth — with the same high standards applied globally. Following the terrorist attacks of September 11, 2001, the Wolfsberg Group, comprising major global financial institutions together with Transparency International, released a statement in which member banks committed themselves to efforts that support authorities in their fight against terrorism finance.
     In 2002, UBS and the other members of the Wolfsberg Group worked to develop and issue a set of principles on the establishment and maintenance of correspondent banking relationships. The principles, designed to prevent criminal abuse of correspondent banking relationships, were issued in early November 2002 and were positively received by regulators worldwide. In the new principles, Wolfsberg adherents commit to refrain from offering any of their products and services to so-called “shell banks”. Such entities are often based in less regulated jurisdictions, and frequently cited by regulators around the world as a cause for concern when attempting to tackle criminal abuse of the financial system.

Creating an equal opportunity environment for our employees

An important part of our success as a firm is the fact that our corporate culture blends the best influences of its diverse roots and encourages diversity. Our goal is to attract and retain the most talented and motivated individuals by offering them a rewarding and challenging environment. By encouraging individual success, we allow employees to develop their skills and progress within our organization. One of our competitive strengths is the ability to leverage the skills and knowledge of our staff across the 50 countries in which we operate. In order to fully take advantage of that, we have appointed

129

Corporate Responsibility

a Global Head of Diversity for the Group. At the same time, we have established Business Group-specific regional and global diversity initiatives. In Switzerland, for example, comprehensive intercultural training is part of our management development program.

     Internal women’s networks are another example of our efforts to promote diversity throughout the firm and across hierarchies. At UBS they have been or are being created around the world. In Switzerland, the United States, the United Kingdom, and Asia Pacific, all-women’s networks provide a forum for their members to support each other as they advance in their careers. For instance, in 2002 the UK chapter of All Bar None (UBS Warburg’s women’s network in the UK and the US) held a networking conference in 2002 called “Leadership in Practice” that attracted approximately 300 attendees.

Investing in our communities

The success of UBS depends not only on the skills and resources of our people and the relationships we have with our clients, but also on the health and prosperity of the communities of which we are part. We directly benefit from a stable political and social environment, modern infrastructure and a good education system. Furthermore, community programs create benefits for a company’s reputation, and increase its appeal to its clients.

     UBS supports communities by making direct cash donations to organizations, by employee volunteership and matching donations made by employees to selected charity funds. We have set up several community affairs programs which are organized at a regional level in order to remain responsive to local expectations. All community investments are clearly focused and concentrate on education, social and community development, as well as environmental protection. UBS encourages its employees to be actively involved in the community and to contribute time and skills to help the causes they care about. In the UK for example, we allow two working days a year for permanent employees to volunteer, subject to line manager approval.
     In July 2002, UBS Warburg was presented with a Business in the Community Award for Excellence — the highest accolade in the UK for corporate community involvement — by HRH the Prince of Wales.

     On another level, the UBS Optimus Foundation harnesses the expertise and the capabilities of UBS as a global financial services company by supporting clients when they express a desire to contribute to worthy causes. Since its launch over three years ago, the foundation has concentrated its investments in a select number of programs and organizations — all of which focus on people. The total number of projects is now twelve, divided into the categories of children and talents as well as medical research — running from one that aims to re-integrate Brazil’s street children in society to another that finances a Swiss cancer research project.

Promoting environmental awareness

Environmental protection is one of the most pressing issues facing our world today. Consequently, it poses a challenge to companies, industries and sectors. At UBS, we remain committed to further integrating environmental considerations into all our business activities. To make this happen, our environmental policy focuses on taking advantage of environmental market opportunities, and considering environmental risks in our risk management processes, especially in lending and investment banking. In corporate services, we actively look for ways to reduce the direct environmental impact of our business activities.

     Following increasing demand from clients, UBS Global Asset Management has developed expertise in incorporating environmental and social aspects into its investment research. Focusing on the concept of sustainability, UBS offers several socially responsible investment products to both private and institutional investors. The most important is the “UBS (Lux) Equity Fund — Eco Performance”, which was launched in 1997. This fund invests worldwide in stocks of exemplary sector leaders and forward-looking small and medium-sized companies with superior financial, environmental and social performance.
     Adequate assessment of the risk involved in an investment banking transaction is crucial to its success. Although financial considerations dominate the assessment of the overall risk of any proposed transaction, environmental aspects can also be meaningful. Based on its Global Environmental Risk Policy, UBS Warburg has

130

introduced processes that allow early identification of environmental risks in transactions. Initially, environmental factors are screened by the corresponding investment banking staff. If there are indications of heightened environmental risk, external specialists are called in to investigate them as part of the overall due diligence process. Also in the Swiss lending business, a careful review of financially relevant environmental aspects is an important part of UBS’s credit risk analysis.

     UBS’s electricity consumption, the running of our heating systems, our paper consumption and business travel are the major factors that have a direct impact on the environment. The environmental management system helps us use our resources far more efficiently, cutting exhaust gas emissions and costs. As an example, last year in Switzerland, UBS completed a major project of replacing 18,000 printers and 1,400 photocopiers with 5,800 new, multifunctional machines, optimizing energy consumption. We believe the new energy-efficient machines will save 3.0-3.5 gigawatts a year, corresponding to approximately 1-2% of UBS’s annual consumption of electricity in Switzerland. Also, during the installation process, we took the opportunity to encourage employees to cut their paper consumption by promoting wider use of recycled paper, and informing and training employees about double-sided printing capabilities and other ways to save paper.

     In 2002, SGS International Certification Services AG awarded us a three-year ISO 14001 re-certification for our environmental management system, and which covers our banking business and corporate services worldwide.

Third party ratings

A number of different independent rating agencies that assess corporate responsibility programs across the world have rated UBS among the leaders in the field.

     The Dow Jones Sustainability Group Indexes (DJSGI) have tracked, since 1999, the social, environmental and financial performance of companies in the Dow Jones Global Index that lead the field in terms of corporate responsibility. UBS has been part of the DJSGI since the index’s inception and is the leader in the banking sector of the Dow Jones STOXX Sustainability indices, which track the performance of the top 20% of companies of the Dow Jones STOXX 600 index.
     Also, UBS is included in the FTSE4Good Index, which measures global companies’ performance in the areas of environmental sustainability, stakeholder relations and support for human rights.

131

132

UBS Share Information
The Global Registered Share

             The Global Registered Share

UBS ordinary shares are registered shares with a par value of CHF 0.80 per share, fully paid up and non-assessable. They are issued in the form of Global Registered Shares (GRS). A Global Registered Share is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across applicable borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. For example, the same share purchased on the New York Stock Exchange (NYSE) can be sold on virt-x, the pan-European stock exchange where Swiss-listed blue chip stocks are traded, or vice versa.

     Alternatives to the GRS involve the creation of tailor-made securities for individual securities exchanges. Because of the trend towards global financial markets we believe that individual securities will be increasingly traded in multiple markets around the world. Another effect we anticipate is an increasing similarity between the regulatory structures of different markets, reducing the need to have individual securities in each market that comply with different local regulations. In these changing patterns, GRS, which allow for cross-market portability, are ideal to minimize costs to investors.
     The UBS GRS is listed on the Swiss, New York and Tokyo stock exchanges. Although Swiss blue chip stocks (members of the SMI Swiss Market Index) are listed on the SWX Swiss Exchange, all trading takes place on virt-x. virt-x is majority-owned by the SWX Swiss Exchange. It provides an efficient and cost effective pan-European blue chip market. virt-x is a recognized investment exchange supervised by the Financial Services Authority in the United Kingdom. It is delivered on the modern scalable SWX trading platform.
     The UBS ADR (American Depositary Receipt) program was terminated on 16 May 2000 on the listing of the GRS on the New York Stock Exchange (NYSE).

Registration

A single register exists for UBS ordinary shares, although it is split into two. There is a Swiss reg-

ister, which is maintained by UBS acting as Swiss transfer agent, and a US register, which is maintained by Mellon Investor Services, as US transfer agent. A shareholder is entitled to hold shares registered in their name on either register and transfer shares from one register to the other upon giving proper instruction to the transfer agents.

Share liquidity and currency effects

For the foreseeable future, because of the greater volume of UBS shares traded on virt-x, trading on this exchange is expected to be the main factor determining share price movements. For UBS shares, liquidity on virt-x is expected to remain higher than that on NYSE. During 2002, daily trading volume in UBS shares on NYSE represented an average of 4.46% of the total daily trading volume in UBS shares.
     During the hours in which both virt-x and NYSE are simultaneously open for trading (currently 15.30 to 17.30 CET), price differences are likely to be arbitraged away by professional market makers. The NYSE price will therefore typically be expected to depend on both the virt-x price and the prevailing USD/CHF exchange rate. When virt-x is closed for trading, traded volumes will typically be lower. However, the specialist firm making a market in UBS shares on the NYSE, Van der Moolen, is required to facilitate sufficient liquidity and an orderly market in the UBS share.
     As a global financial services firm, UBS earns profits in many currencies. Since UBS prepares its accounts in Swiss franc terms, changes in currency exchange rates, particularly the CHF/USD and CHF/EUR cross-rates, may have an effect on reported earnings.

Dividends

UBS normally pays a regular annual dividend to shareholders registered as of the date of the Annual General Meeting (the record date). Payment is usually scheduled three business days thereafter.

     The norm in the US is to declare dividends at least ten days in advance of the applicable record date and ex-dividend trading commences two days before the record date. To ensure that shareholders on the Swiss and US registers are similarly treated in connection with dividend payments, and to avoid disparities between the two markets, NYSE trading takes place with due bills for the two business day period preceding the dividend record date.

     UBS pays dividends in CHF (Swiss francs). For UBS ordinary shares held in street name through The Depository Trust Company, any dividend will be converted into USD (US dollars). Holders of UBS ordinary shares registered on the US register will receive dividend payments in USD unless they provide notice to Mellon Investor Services, UBS’s US transfer agent, that they wish to receive dividend payments in CHF.
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

Par value distribution July 2002

As outlined in the Capital management section on page 86, UBS reduced the par value of its shares through a distribution of CHF 2.00 on 8 July 2002. This was done instead of paying a dividend in respect of the year ended 31 December 2001.
     This generally followed the principles described in the preceding section with respect to dividends. The record date for the distribution was set for the close of business on 5 July 2002. The CHF/USD exchange rate for the distribution was fixed on 8 July 2002, the day on which the par value reduction itself took place. The distribution was paid for value on 10 July 2002.
     The par value distribution in July 2002 was not subject to the 35% withholding tax on dividends.

Dividend

For 2002, we plan to pay a normal dividend to our shareholders after having made use of the possibility to make a tax efficient distribution in 2000 (for the fourth quarter only) and 2001 in the form of par value reductions.
     The Board of Directors will recommend at the Annual General Meeting on 16 April 2003 that UBS should pay a dividend of CHF 2.00 per share for the 2002 financial year, a level on par with last year’s CHF 2.00 distribution.
     If the dividend is approved, the ex-dividend date will be 17 April 2003, with payment on 23 April 2003 for shareholders of record on 16 April 2003.

Ticker symbols

Trading exchange	Bloomberg	Reuters	Telekurs

virt-x	UBSN VX	UBSZn.VX	UBSN, 004

New York Stock Exchange	UBS US	UBS.N	UBS, 65

Tokyo Stock Exchange	8657 JP	UBS.T	N16631, 106

UBS Share Information
The UBS Share 2002

          The UBS Share 2002

UBS share price performance in 2002

2002 was a tough year for banking sector stocks and the global equity markets in general. Volatility was high with many geo-political and macro economic factors driving global share prices. The UBS share closed the year at CHF 67.20, down 19.8% over the 12 months. However, this was favorable compared to the Dow Jones Europe Stoxx Banks index, which fell 26.8%. Taking into account the par value repayment, the UBS share generated a total pre-tax return of negative 17.4% to investors for 2002.
     European bank stocks had a steady start in the first quarter with little deviation from the 2001 year end levels. The UBS share, after an initial decline in January, gained nearly 7% during February and March. This rally saw UBS closing at CHF 84.30, its year high, on 8 March.
     During the second quarter, the fear of further widespread corporate problems precipitated a slump in global equity markets. UBS and the major banking sector stocks were not immune from this and also dipped. Additionally, macro economic data indicated no sign of a sustained global recovery and investors became increasingly cautious in their outlook.

     This negative sentiment drove down the Dow Jones Europe Stoxx Banks index by approximately 30% in the two months following the high levels recorded in May. The UBS share showed a high correlation to the index during this period, and followed the upturn that then continued into August. Overall, the UBS share declined 18% during the third quarter.
     On 8 October the year low for the UBS share was recorded, closing at a price of CHF 51.05. However, a strong rebound occurred over the subsequent 8 days and the share gained almost CHF 17 (33%). Over the fourth quarter, the Dow Jones Stoxx Europe Banks index gained 7.3%, while the UBS share outperformed this, rising 9.6%. The figures were however dampened slightly by a weak trading environment in December. Retreating from its November high of CHF 75.45, the UBS share finished the year at CHF 67.20.

UBS share data

	As at

Registered shares in 1000 units	31.12.02	31.12.01	31.12.00

Total shares outstanding	1,256,298	1,281,717	1,333,139
Total shares ranking for dividend	1,182,263	1,258,653	1,277,874
Treasury shares (average)	61,266	47,244	97,545
Treasury shares (year end)	97,181	41,255	55,265
Weighted average shares (for basic EPS calculations)	1,208,587	1,266,038	1,209,088
Weighted average shares (for diluted EPS calculations)	1,223,383	1,288,578	1,225,578

	For the year ended

CHF	31.12.02	31.12.01	31.12.00

Earnings per share
Basic EPS	2.92	3.93	6.44
Basic EPS before goodwill amortization[1]	4.73	4.97	7.00
Diluted EPS	2.87	3.78	6.35
Diluted EPS before goowill amortization[1]	4.65	4.81	6.89

	As at

CHF billion	31.12.02	31.12.01	31.12.00

Market capitalization	79.4	105.5	112.7
% change year-on-year	(25)	(6)

	For the year ended

100 shares	31.12.02	31.12.01	31.12.00

Trading volumes[2]
SWX total	1,049,364	1,000,402	1,211,446
SWX daily average	4,148	4,002	4,826
NYSE total	48,850	54,768	83,032
NYSE daily average	194	221	522

1 Excludes the amortization of goodwill and other intangible assets.     2 The trading volumes have been adjusted for the two-for-one share split that became effective on 8 May 2000 and for the three-for-one share split effective 16 July 2001.

UBS Share Information The UBS Share 2002

Stock exchange prices1

	SWX Swiss Exchange			New York Stock Exchange[2]

	High	Low	Period end	High	Low	Period end
	(CHF)	(CHF)	(CHF)	(USD)	(USD)	(USD)

2002	84.30	51.05	67.20	51.99	34.54	48.12
Fourth quarter 2002	75.45	51.05	67.20	50.88	34.54	48.12
December	75.30	66.50	67.20	50.54	47.56	48.12
November	75.45	66.95	74.75	50.88	45.72	50.18
October	70.35	51.05	70.35	47.26	34.54	47.26
Third quarter 2002	75.15	56.80	61.30	49.94	37.86	41.00
September	70.55	57.50	61.30	46.26	38.75	41.00
August	73.40	59.40	70.70	48.69	39.80	47.01
July	75.15	56.80	65.30	49.94	37.86	44.30
Second quarter 2002	84.15	69.80	74.85	51.99	46.90	49.89
June	81.95	69.80	74.85	51.99	46.90	49.89
May	82.20	75.00	81.95	51.98	46.95	51.90
April	84.15	77.55	78.10	50.30	47.63	48.49
First quarter 2002	84.30	73.00	82.80	50.50	43.27	49.75
March	84.30	79.20	82.80	50.50	46.69	49.75
February	81.30	73.00	78.85	47.70	43.27	46.44
January	83.95	77.30	77.50	50.42	45.50	45.45

2001	96.83	62.10	83.80	58.49	40.12	50.00
Fourth quarter 2001	86.85	69.70	83.80	52.83	43.23	50.00
Third quarter 2001	86.33	62.10	75.60	49.73	40.12	46.15
Second quarter 2001	92.00	77.50	85.83	51.47	44.87	47.02
First quarter 2001	96.83	72.33	83.17	58.49	43.02	47.68

2000	88.17	63.58	88.17	54.10	40.18	54.10
Fourth quarter 2000	88.17	71.17	88.17	54.10	40.18	54.10
Third quarter 2000	88.00	74.67	76.67	50.74	44.76	44.85
Second quarter 2000	83.33	69.83	79.67	50.66	42.99	48.67
First quarter 2000	72.83	63.58	72.83

1999	80.00	67.50	71.67
Fourth quarter 1999	79.92	67.50	71.67
Third quarter 1999	82.25	67.50	70.50
Second quarter 1999	88.00	73.67	77.33
First quarter 1999	82.00	69.08	77.50

1998 [3]	108.83	45.00	70.33

1 The share prices and volumes have been adjusted for the two-for-one share split that became effective on 8 May 2000 and for the three-for-one share split effective 16 July 2001.     2 UBS was listed on 16 May 2000, therefore there are no NYSE figures for periods prior to May 2000. NYSE figures for second quarter are for 16 May 2000 to 30 June 2000 only, and NYSE figures for 2000 are for 16 May 2000 to 31 December 2000 only.     3 UBS was created by the merger of Union Bank of Switzerland and Swiss Bank Corporation, in June 1998. 1998 figures are therefore for the period 29 June 1998 to 31 December 1998 only.

UBS shares and market capitalization

Number of shares, except where indicated				% change from
As at	31.12.02	31.12.01	31.12.00	31.12.01

Total ordinary shares issued	1,256,297,678	1,281,717,499	1,333,139,187	(2)
Second trading line treasury shares
2000 program			(55,265,349)
2001 program		(23,064,356)
2002 first program	(67,700,000)
2002 second program	(6,335,080)

Shares outstanding for market capitalization	1,182,262,598	1,258,653,143	1,277,873,838	(6)

Share price (CHF)	67.20	83.80	88.17	(20)

Market capitalization (CHF million)	79,448	105,475	112,666	(25)

Total treasury shares	97,181,094	41,254,951	55,265,349	136

Distribution of UBS Shares

	Shareholders registered			Shares registered

As at 31.12.02
Number of shares registered	Number		%	Number		% of shares issued

1-100	46,868		21.3	2,430,181		0.2
101-1,000	133,449		60.7	51,563,181		4.1
1,001-10,000	36,546		16.6	90,247,647		7.2
10,001-100,000	2,635		1.2	65,357,281		5.2
100,001-1,000,000	328		0.2	96,176,568		7.7
1,000,001-5,000,000	55		0.0	120,932,421		9.6
5,000,001-12,562,975 (1%)	10		0.0	75,122,855		6.0
1-2%	0		0.0	0		0.0
2-3%	0		0.0	0		0.0
3-4%	2		0.0	98,849,839		7.9
4-5%	0		0.0	0		0.0
Over 5%	1	[1]	0.0	96,531,157		7.7

Total registered	219,894		100.0	697,211,130		55.6
Unregistered[2]				559,086,548		44.4

Total shares issued				1,256,297,678	[3]	100.0

1 As at 31.12.2002, Chase Nominees Ltd., London, was entered as a trustee/nominee holding 7.68% of all shares issued.     2 Shares not entered in the share register at 31 December 2002.     3 140,763,036 shares registered do not carry voting rights.

UBS Share Information The UBS Share 2002

Registered shareholders: type and distribution

	Shareholders		Shares

As at 31.12.02	Number	%	Number	%

Individual shareholders	211,100	96.0	173,717,031	24.9
Legal entities	8,205	3.7	189,658,658	27.2
Nominees, fiduciaries	589	0.3	333,835,441	47.9

Total	219,894	100.0	697,211,130	100

Switzerland	203,739	92.7	349,906,904	50.2
Europe	11,283	5.1	225,581,696	32.3
North America	2,872	1.3	59,723,099	8.6
Other countries	2,000	0.9	61,999,431	8.9

Total	219,894	100.0	697,211,130	100.0

INDEX TO EXHIBITS

Exhibit
Number	Description

1.1.	Articles of Association of UBS AG.

1.2.	Organization Regulations of UBS AG.

2(b)	Instruments defining the rights of the holders of long-term debt issued by UBS AG and its subsidiaries.

We agree to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.

7.	Statement regarding ratio of earnings to fixed charges.

8.	Significant Subsidiaries of UBS AG. Please see Note 35 on pages 153 to 156 of the attached Financial Report 2002.

10.	Consent of Ernst & Young Ltd.