Form 20-F
period 2003-12-31
UBS AG
filed 2004-03-31
CIK 1114446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20—F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Please see the following page.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31 December 2003:

Ordinary shares, par value CHF 0.80 per share: 1,183,046,764 ordinary shares
(including 111,360,692 treasury shares)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of
1934 during the preceding 12 months (or for such shorter period that the
Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑   No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☑

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange on
Title of each class	which registered
Ordinary Shares (par value of CHF 0.80 each)	New York Stock Exchange
$300,000,000 7.25% Noncumulative Trust Preferred Securities	New York Stock Exchange
$300,000,000 7.25% Noncumulative Company Preferred Securities	New York Stock Exchange*
$300,000,000 Floating Rate Noncumulative Trust Preferred Securities	New York Stock Exchange
$300,000,000 Floating Rate Noncumulative Company Preferred Securities	New York Stock Exchange*
Subordinated Guarantee of UBS AG with respect to Company Preferred Securities	New York Stock Exchange*
$54,000,000 BULs due September 2006	American Stock Exchange
$4,500,000 BULs due October 2006	American Stock Exchange
$46,000,000 PPNs due May 2005	American Stock Exchange
$16,500,000 PPNs due June 2005	American Stock Exchange
$8,129,000 PPNs due November 2005	American Stock Exchange
$8,961,000 PPNs due December 2005	American Stock Exchange
$31,517,000 Equity Linked Notes due November 2007	American Stock Exchange
$52,000,000 PPNs due November 2007	American Stock Exchange
$14,500,000 PPNs due December 2007	American Stock Exchange
$20,000,000 PPNs due February 2008	American Stock Exchange
$16,000,000 PPNs due February 2008	American Stock Exchange
$8,000,000 PPNs due November 2010	American Stock Exchange
$9,000,000 PPNs due April 2009	American Stock Exchange
$6,900,000 PPNs due May 2009	American Stock Exchange
$12,660,000 PPNs due September 2010	American Stock Exchange
$17,842,000 PPNs due October 2011	American Stock Exchange
$30,000,000 PPNs due Apr 2010	American Stock Exchange
$24,223,000 PPNs due Oct 2009	American Stock Exchange
$31,000,000 PPNs due May 2010	American Stock Exchange
$133,000,000 EASs due May 2004	American Stock Exchange
$74,000,000 EASs due August 2004	American Stock Exchange
$23,000,000 PPNs due June 2010	American Stock Exchange
$10,000,000 PPNs due July 2010	American Stock Exchange
$7,750,000 PPNs due August 2010	American Stock Exchange
$5,100,000 PPNs due September 2009	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act:

$1,500,000,000 8.622% Noncumulative Trust Preferred Securities
$1,500,000,000 8.622% Noncumulative Company Preferred Securities
$500,000,000 7.247% Noncumulative Trust Preferred Securities
$500,000,000 7.247% Noncumulative Company Preferred Securities
Subordinated Guarantee of UBS AG with respect to Company Preferred Securities
$14,000,000 Equity Linked Notes due February 1, 2007
$4,976,000 Equity Linked Notes due June 20, 2007
$26,000,000 PPNs due August 2008
$9,200,000 EASs due October 2004
$23,000,000 EASs due October 2004
$11,200,000 PPNs due February 2011

$14,000,000 EASs due October 2004
$5,500,000 EASs due October 2004
$8,500,000 EASs due October 2004
$13,000,000 PPNs due July 2004
$9,000,000 EASs due November 2004
$5,000,000 EASs due November 2004
$2,000,000 EASs due November 2004
$3,600,620 EASs due November 2004
$6,393,920 EASs due November 2004
$4,012,800 EASs due November 2004
$4,677,030 EASs due November 2004
$4,500,000 PPNs due July 2009
$35,000,000 EASs due December 2004
$1,546,930 EASs due December 2004
$3,282,240 EASs due December 2004
$1,452,000 EASs due December 2004
$1,942,330 EASs due December 2004
$3,570,800 EASs due December 2004
$22,500,000 EASs due January 2005
$11,000,000 PPCNs due January 2012
$1,800,920 EASs due January 2005
$900,500 EASs due January 2005
$891,450 EASs due January 2005
$1,141,080 EASs due January 2005
$755,430 EASs due January 2005
$3,700,000 EASs due January 2005
$20,000,000 EASs due February 2005
$22,000,000 EASs due March 2005
$19,100,000 EASs due March 2005
$25,500,000 PPNs due January 2009
$26,000,000 EASs due April 2005
$11,500,000 CPNs due August 2009
$7,500,000 PPNs due February 2009
$15,500,000 PPNs due January 2012
$12,000,000 EASs due June 2005
$42,000,000 Commodity Linked Notes due May 2005
Guarantees with respect to certain securities of UBS Americas Inc.

*	Not for trading, but solely in connection with the registration of the corresponding Trust Preferred Securities.

4

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This annual report contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as the information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. The words “anticipate”, “believe”, “expect”, “estimate”, “intend”, “plan”, “should”, “could”, “may” and other similar expressions are used in connection with forward-looking statements. In this annual report, forward-looking statements may, without limitation, relate to:

•	The implementation of strategic initiatives, such as the implementation of the European wealth management strategy and our plans to continue to expand our corporate finance business;

•	The development of revenues overall and within specific business areas;

•	The development of operating expenses;

•	The anticipated level of capital expenditures and associated depreciation expense;

•	The expected impact of the risks that affect UBS’s business, including the risk of loss resulting from the default of an obligor or counterparty;

•	Expected credit losses based upon UBS’s credit review; and

•	Other statements relating to UBS’s future business development and economic performance.

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

Item 3. Key Information.

A—Selected Financial Data.

     Please see pages 199 to 203 of the attached Financial Report 2003 U.S. Version, also referred to as “Financial Report 2003”.

Ratio of Earnings to Fixed Charges

     Please see page 203 of the attached Financial Report 2003, and Exhibit 7 to this Form 20-F.

B—Capitalization and Indebtedness.

     Not required because this Form 20-F is filed as an annual report.

C—Reasons for the Offer and Use of Proceeds.

     Not required because this Form 20-F is filed as an annual report.

D—Risk Factors.

     Please see pages 20 and 21 of the attached Financial Report 2003.

Item 4. Information on the Company.

A—History and Development of the Company.

1-3	Please see page 5 of the attached Handbook 2003/2004 U.S. Version, also referred to as “Handbook 2003/2004”, and page 5 of the attached Financial Report 2003.

4	Please see page 16 of the attached Handbook 2003/2004.

5, 6	Please see the section UBS Results on pages 23 to 38 of the attached Financial Report 2003, in particular, subsection PaineWebber merger-related costs.

7	Not applicable.

B—Business Overview.

1, 2, 3, 5, 7	Please see section The Business Groups on pages 17 to 44 of the attached Handbook 2003/2004 and the section Seasonal Characteristics on page 14 of the attached Financial Report 2003. For a breakdown of revenues by category of activity and geographic market for each of the last three financial years, please refer to Notes 2a and 2b to the Financial Statements, on pages 100 to 105 of the attached Financial Report 2003.

4, 6	Not applicable.

8	Please see the section Regulation and Supervision on pages 104 to 106 of the attached Handbook 2003/2004.

C—Organizational Structure.

     Please see Note 36 to the Financial Statements on pages 159 to 162 of the attached Financial Report 2003.

D—Property, Plant and Equipment.

     Please see the section Property, Plant and Equipment on page 203 of the attached Financial Report 2003.

Information Required by Industry Guide 3

     Please see pages 204 to 220 of the attached Financial Report 2003.

Item 5. Operating and Financial Review and Prospects.

A—Operating Results.

     Please see sections Overview, UBS Results and Business Group Results on pages 7 to 75 of the attached Financial Report 2003.

     Please also see Note 40 to the Financial Statements Reconciliation of International Financial Reporting Standards (IFRS) to United States Generally Accepted Accounting Principles (US GAAP) on pages 165 to 177 of the attached Financial Report 2003 and the Currency management subsection of the Treasury section, on pages 71 and 72 of the attached Handbook 2003/2004.

B—Liquidity and Capital Resources.

     We believe that our working capital is sufficient for the company’s present requirements.

     UBS liquidity and capital management is undertaken at UBS by Group Treasury as an integrated asset and liability management function. For a detailed discussion of Group Treasury’s functions and results, including our capital resources, please see pages 67 to 74 of the attached Handbook 2003/2004, and Note 18 to the Financial Statements Debt Issued on pages 121 and 122 of the attached Financial Report 2003.

     For a discussion of UBS’s balance sheet and cash flows, please see pages 31, 32, 34 and 35 of the attached Financial Report 2003.

     For a discussion of UBS’s long term credit ratings, please see the Capital Strength subsection of the section Capital Management on page 74 of the attached Handbook 2003/2004.

C—Research and Development, Patents and Licenses, etc.

     Not applicable.

D—Trend Information.

     Please see Outlook subsection of the section UBS Results on page 34 of the attached Financial Report 2003, and pages 11, 12, 30, 34, 35 and 41 of the attached Handbook 2003/2004, which contain more detailed trend information.

E—Off-balance sheet arrangements.

     Please see Off-balance sheet subsection of the section UBS Results on pages 32 to 34 of the attached Financial Report 2003.

F—Tabular disclosure of contractual obligations.

     Please see Contractual Obligations subsection of the section UBS Results on page 32 of the attached Financial Report 2003.

Item 6. Directors, Senior Management and Employees.

A—Directors and Senior Management.

1, 2, 3	Please see pages 81 to 90 of the attached Handbook 2003/2004.

4 and 5	None.

B—Compensation.

     Please see the Compensation, Shareholdings and Loans section on pages 91 to 95 of the attached Handbook 2003/2004 and also Notes 32 and 33 to the Financial Statements on pages 151 to 157 of the attached Financial Report 2003.

C—Board Practices.

     Please see pages 81 to 86 of the attached Handbook 2003/2004 and Note 33 to the Financial Statements on pages 155 to 157 of the attached Financial Report 2003.

D—Employees.

     Please see pages 30-31 of the attached Financial Report 2003.

E—Share Ownership.

     Please see the subsection Compensation, Shareholdings and Loans in the Corporate Governance section on pages 91 to 95 of the attached Handbook 2003/2004 and also Notes 32 and 33 to the Financial Statements on pages 151 to 157 of the attached Financial Report 2003.

Item 7. Major Shareholders and Related Party Transactions.

A—Major Shareholders.

     Please see pages 77 and 78 of the attached Handbook 2003/2004.

B—Related Party Transactions.

     The total number of shares held by members of the Board of Directors (including those nominated for election to the Board of Directors at the annual general meeting to be held on 15 April 2004), and the Group Executive Board and parties closely linked to them was 3,152,617 at 31 December 2003 and 2,139,371 at 31 December 2002. The total number of shares held by these two groups plus the Group Managing Board was 4,068,918 at 31 December 2001. No member of the Board of Directors or Group Executive Board is the beneficial owner of more than 1% of the Group’s shares at 31 December 2003.

C—Interests of Experts and Counsel.

     Not applicable because this Form 20-F is filed as an annual report.

Item 8. Financial Information.

A—Consolidated Statements and Other Financial Information.

     Please see Item 18 of this Form 20-F.

B—Significant Changes.

     UBS is not aware of any significant change that has occurred since the date of the annual financial statements included in this Form 20-F.

Item 9. The Offer and Listing.

A—Offer and Listing Details.

1, 2, 3, 5, 6, 7	Not required because this Form 20-F is filed as an annual report.

4	Please see page 122 of the attached Handbook 2003/2004.

B—Plan of Distribution

     Not required because this Form 20-F is filed as an annual report.

C—Markets.

     UBS’s shares are traded on the virt-x, the New York Stock Exchange and the Tokyo Stock Exchange. The symbols are shown on page 119 of the attached Handbook 2003/2004.

Trading on virt-x

     Since July 2001, Swiss blue chip stocks have no longer been traded on the SWX Swiss Exchange. All trading in the shares of members of the Swiss Market Index (SMI) now takes place on virt-x, although these stocks remain listed on the SWX Swiss Exchange. Altogether, approximately 400 blue-chip stocks are traded on virt-x, in the currency of their home market.

     virt-x is wholly owned by the SWX Swiss Exchange. It provides an efficient and cost effective pan-European blue-chip market. It addresses the increasing requirement for equity investment to be conducted on a sectoral basis across Europe rather than being limited to national markets.

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

     In most cases, each trade triggers an automatic settlement instruction which is routed through one of three central securities depositories (CSD); SIS SEGAINTERSETTLE AG, CRESTCo or Euroclear. Members can choose to settle from one or more accounts within these CSD’s and when counterparties have selected different CSD’s, settlement will be cross-border. Additionally, virt-x introduced the first pan-European Central Counterparty (CCP) for cross-border trading in May 2003.

     All trades executed through the order book settle on a uniform “T+3” basis, meaning that delivery and payment of exchange transactions occur three days after the trade date. The buyer is able to ask virt-x to enforce settlement if the seller has not delivered within three days of the intended settlement date.

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

Trading on the New York Stock Exchange

     UBS listed its shares on the New York Stock Exchange (“NYSE”) on 16 May 2000.

     As of 31 December 2003, the equity securities of nearly 2,800 corporations were listed on the NYSE. Non-US issuers, currently over 470 in number with a combined market valuation exceeding USD 5.8 trillion, are playing an increasingly important role on the NYSE.

     The NYSE is open Monday through Friday, 9:30 A.M. — 4:00 P.M., EST.

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

Item 10. Additional Information.

A—Share Capital.

     Not required because this Form 20-F is filed as an annual report.

B—Memorandum and Articles of Association.

     Please see:

a)	Item 14 of our registration statement on Form 20-F filed 9 May 2000. Please see Articles of Association of UBS AG filed as Exhibit 1.1 and Organization Regulations of UBS AG filed as Exhibit 1.2 on Form 20-F filed on March 19, 2003.

b)	The section Global Registered Share on pages 118 and 119 of the attached Handbook 2003/2004.

c)	Pages 6 and 118 of the attached Handbook 2003/2004 which provide details of our transfer agent in the US, Mellon Investor Services.

C—Material Contracts.

     None.

D—Exchange Controls.

     There are no restrictions under UBS’s Articles of Association or Swiss law, presently in force, that limit the right of non-resident nor foreign owners to hold UBS’s securities freely. There are currently no Swiss foreign exchange controls or other Swiss laws restricting the import or export of capital by UBS or its subsidiaries. In addition, there are currently no restrictions under Swiss law affecting the remittance of dividends, interest or other payments to non-resident holders of UBS securities.

E-Taxation.

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

     The discussion does not generally address any aspects of Swiss taxation other than income and capital taxation or of United States taxation other than federal income taxation. Holders of UBS shares are urged to consult their tax advisors regarding the United States federal, state and local and the Swiss and other tax consequences of owning and disposing of these shares in their particular circumstances.

Ownership of UBS Ordinary Shares-Swiss Taxation

Dividends and Distributions

     Dividends paid by UBS to a holder of UBS ordinary shares (including dividends on liquidation proceeds and stock dividends) are subject to a Swiss federal withholding tax at a rate of 35%. The withholding tax must be withheld from the gross distribution, and be paid to the Swiss Federal Tax Administration.

     A US holder that qualifies for Treaty benefits may apply for a refund of the withholding tax withheld in excess of the 15% Treaty rate. The claim for refund must be filed with the Swiss Federal Tax Administration, Eigerstrasse 65, CH-3003 Berne, Switzerland no later than December 31 of the third year following the end of the calendar year in which the income subject to withholding was due. The form used for obtaining a refund is Swiss Tax Form 82 (82C for companies; 82E for other entities; 821 for individuals), which may be obtained from any Swiss Consulate General in the United States or from the Swiss Federal Tax Administration at the address above. The form must be filled out in triplicate with each copy duly completed and signed before a notary public in the United States. The form must be accompanied by evidence of the deduction of withholding tax withheld at the source.

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

Ownership of UBS Ordinary Shares-United States Federal Income Taxation

Dividends and Distribution

     Subject to the passive foreign investment company rules discussed below, US holders will include in gross income the gross amount of any dividend paid, before reduction for Swiss withholding taxes, by UBS out of its current or accumulated earnings and profits, as determined for United States federal income tax purposes, as ordinary income when the dividend is actually or constructively received by the US holder. Dividends paid to a noncorporate US holder in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to the holder at a maximum rate of 15%, provided that the holder has a holding period in the shares of more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. On February 19, 2004, the IRS announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if such change were already effective. This legislative “technical correction” would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends paid by UBS with respect to the shares will generally be qualified dividend income.

     For United States federal income tax purposes, a dividend will include a distribution characterized as a repayment of capital in the form of a par value reduction, if the distribution is made out of current or accumulated earnings and profits, as described above.

     Dividends will be income from sources outside the United States for foreign tax credit limitation purposes, but generally will be “passive income” or “financial services income,” which are treated separately from other types of income for foreign tax credit limitation purposes. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% rate. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution included in income of a US holder will be the US dollar value of the Swiss franc payments made, determined at the spot Swiss franc/US dollar rate on the date such dividend distribution is included in the income of the US holder, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend distribution is included in income to the date such dividend distribution is converted into US dollars will be treated as ordinary income or loss. Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the US holder’s basis in its UBS ordinary shares and thereafter as capital gain.

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

     Stock dividends to US holders that are made as part of a pro rata distribution to all shareholders of UBS generally will not be subject to United States federal income tax. US holders that received a stock dividend that is subject to Swiss tax but not US tax may not have enough foreign income for US tax purposes to receive the benefit of the foreign tax credit associated with that tax, unless the holder has foreign income from other sources.

Transfers of UBS Ordinary Shares

     Subject to the passive foreign investment company rules discussed below, a US holder that sells or otherwise disposes of UBS ordinary shares generally will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount realized and the tax basis, determined in US dollars, in the UBS ordinary shares. Capital gain of a non-corporate US holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% if the UBS ordinary shares were held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

     UBS believes that UBS ordinary shares should not be treated as stock of a passive foreign investment company for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. In general, UBS will be a passive foreign investment company with respect to a US holder if, for any taxable year in which the US holder held UBS ordinary shares, either (i) at least 75% of the gross income of UBS for the taxable year is passive income or (ii) at least 50% of the value, determined on the basis of a quarterly average, of UBS’s assets is attributable to assets that produce or are held for the production of passive income (including cash). If UBS were to be treated as a passive foreign investment company, then unless a US holder makes a mark-to-market election, gain realized on the sale or other disposition of UBS ordinary shares would in general not be treated as capital gain. Instead, a US holder would be treated as if the holder had realized such gain and certain “excess distributions” ratably over the holder’s holding period for the shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends received from UBS would not be eligible for the preferential tax rate applicable to qualified dividend income if UBS were to be treated as a passive foreign investment company either in the taxable year of the distribution or the preceding taxable year, but would instead be taxable at rates applicable to ordinary income.

F—Dividends and Paying Agents.

     Not required because this Form 20-F is filed as an annual report.

G—Statement by Experts.

     Not required because this Form 20-F is filed as an annual report.

H—Documents on Display.

     UBS files periodic reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file with the SEC on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 450 Fifth Street NW, Washington, DC, 20549. Please call the SEC at 1-800-SEC-0330 (in the US) or at +1 202 942 8088 (outside the US) for further information on the operation of its public reference room. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005. Much of this additional information may also be found on the UBS website at www.ubs.com/investors. http://www.ubs.com/investors.

I—Subsidiary Information.

     Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

     A—Quantitative Information About Market Risk.

Please see the section Market Risk on pages 60 to 64 of the attached Handbook 2003/2004.

B—Qualitative Information About Market Risk.

     Please see the section Market Risk on pages 60 to 64 of the attached Handbook 2003/2004.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

     Not applicable.

Item 15. Controls and Procedures.

     Please see page 103 of the attached Handbook 2003/2004.

Item 16.A Audit Committee Financial Expert

     See subsection Compliance with NYSE Standards on Corporate Governance in our Corporate Governance section on page 108 of the attached Handbook 2003/2004.

Item 16.B Code of Ethics

     See subsection Compliance with NYSE Listing Standards on Corporate Governance in our Corporate Governance section on page 109 of the attached Handbook 2003/2004. The code is published on our website under http://www.ubs.com/corporate-governance.

Item 16.C Principal Accountant Fees and Services

     See subsection Auditors in our Corporate Governance section on pages 99 to 101 of the attached Handbook 2003/2004.

Item 16.D Exemptions from the Listing Standards for Audit Committee

     Not applicable.

PART III

Item 17. Financial Statements.

     Not applicable.

Item 18. Financial Statements.

     The Financial Statements included on pages 77 to 184 of the attached Financial Report 2003 are incorporated by reference herein.

Item 19. Exhibits.

Exhibit
Number	Description
1.1.	Articles of Association of UBS AG.

1.2.	Organization Regulations of UBS AG (incorporated by reference to Exhibit 1.2 to UBS AG’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

2(b).	Instruments defining the rights of the holders of long-term debt issued by UBS AG and its subsidiaries.

We agree to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.

7.	Statement regarding ratio of earnings to fixed charges.

8.	Significant Subsidiaries of UBS AG. Please see Note 36 on pages 159 to 162 of the attached Financial Report 2003.

12.	The certifications required by Rule 13(a)-14(a) (17 CFR 240.13a-14(a)).

13.	The certifications required by Rule 13(a)-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

14.	Consent of Ernst & Young Ltd

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UBS AG
/s/ Peter A. Wuffli
	Name:	Peter A. Wuffli
	Title:	Chief Executive Officer

/s/ Hugo Schaub
	Name:	Hugo Schaub
	Title:	Group Controller

Date: March 31, 2004

INDEX TO EXHIBITS

Exhibit
Number	Description
1.1.	Articles of Association of UBS AG.

1.2.	Organization Regulations of UBS AG (incorporated by reference to Exhibit 1.2 to UBS AG’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

2(b).	Instruments defining the rights of the holders of long-term debt issued by UBS AG and its subsidiaries.

We agree to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.

7.	Statement regarding ratio of earnings to fixed charges.

8.	Significant Subsidiaries of UBS AG.

Please see Note 36 on pages 159 to 162 of the attached Financial Report 2003.

12.	The certifications required by Rule 13(a)-14(a) (17 CFR 240.13a-14(a)).

13.	The certifications required by Rule 13(a)-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

14.	Consent of Ernst & Young Ltd

       Financial Report 2003 U.S. Version

Introduction

Our Financial Report forms an essential part of our annual reporting portfolio. It includes the audited Financial Statements of UBS for 2002 and 2003, prepared according to International Financial Reporting Standards (IFRS) and reconciled to the United States’ Generally Accepted Accounting Principles (US GAAP), and the audited financial statements of UBS AG (the “Parent Bank”) for 2002 and 2003, prepared according to Swiss Banking Law requirements. It also contains a discussion and analysis of the financial and business performance of UBS and its Business Groups, and additional disclosures required under Swiss and US regulations.

The Financial Report should be read in conjunction with the other information published by UBS, described on page 4.

We sincerely hope that you will find our annual reports useful and informative. We believe that UBS is one of the leaders in corporate disclosure, although we would be very interested to hear your views on how we might improve the content, information and presentation of the reporting products that we publish.

Mark Branson
Chief Communication Officer
UBS AG

Introduction

UBS Financial Highlights

CHF million, except where indicated				% change from
For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Income statement key figures
Operating income	33,972	34,121	37,114	0
Operating expenses	25,624	29,577	30,396	(13)
Operating profit before tax	8,348	4,544	6,718	84
Net profit	6,385	3,535	4,973	81
Cost / income ratio (%) [1]	75.2	86.2	80.8

Per share data (CHF)
Basic earnings per share [2]	5.72	2.92	3.93	96
Diluted earnings per share [2]	5.61	2.87	3.78	95

Return on shareholders’ equity (%) [3]	18.2	8.9	11.7

CHF million, except where indicated				% change from
As at	31.12.03	31.12.02	31.12.01	31.12.02

Balance sheet key figures
Total assets	1,386,000	1,181,118	1,253,297	17
Shareholders’ equity	35,446	38,991	43,530	(9)

Market capitalization	95,401	79,448	105,475	20

BIS capital ratios
Tier 1 (%) [4]	11.8	11.3	11.6
Total BIS (%)	13.3	13.8	14.8
Risk-weighted assets	251,901	238,790	253,735	5

Invested assets (CHF billion)	2,209	2,037	2,448	8

Headcount (full-time equivalents)
Switzerland	26,662	27,972	29,163	(5)
Europe (excluding Switzerland)	9,906	10,009	9,650	(1)
Americas	25,511	27,350	27,463	(7)
Asia Pacific	3,850	3,730	3,709	3
Total	65,929	69,061	69,985	(5)

Long-term ratings [5]
Fitch, London	AA+	AAA	AAA
Moody’s, New York	Aa2	Aa2	Aa2
Standard & Poor’s, New York	AA+	AA+	AA+

1 Operating expenses/operating income less credit loss expense or recovery.   2 For the EPS calculation, see Note 8 to the Financial Statements.   3 Net profit/average shareholders’ equity less dividends.   4 Includes hybrid Tier 1 capital, please refer to Note 29 in the Notes to the Financial Statements.   5 See the Capital strength section on page 74 of the Handbook 2003/2004.

Throughout this report, 2001 and 2002 segment results have been restated to reflect the transfer of the Private Banks & GAM to Corporate Center.

UBS at a Glance

UBS is one of the world’s leading financial firms, serving a discerning global client base. As an organization, it combines financial strength with a global culture that embraces change. As an integrated firm, UBS creates added value for clients by drawing on the combined resources and expertise of all its businesses.

     UBS is present in all major financial centers worldwide, with offices in 50 countries. UBS employs 65,929 people, 40% of whom are located in Switzerland, 39% in the Americas, 15% in Europe and 6% in Asia Pacific.
     UBS is one of the best-capitalized financial institutions in the world, with a BIS Tier 1 ratio of 11.8%, invested assets of CHF 2.2 trillion, shareholders’ equity of CHF 35.4 billion and market capitalization of CHF 95.4 billion on 31 December 2003.

Businesses

Wealth management

UBS is the world’s leading wealth management business. In the US, it is one of the biggest private client businesses with a client base of nearly 2 million investors. Its American network of 7,766 financial advisors manages CHF 634 billion in invested assets and provides sophisticated services through consultative relationships with affluent and high net worth clients. UBS also has more than 140 years of private banking experience around the world, with an extensive global network of 168 offices and CHF 701 billion in invested assets. Some 3,300 client advisors provide a comprehensive range of services customized for wealthy individuals, ranging from asset management to estate planning and from corporate finance to art banking.

Investment banking and securities

UBS is a global investment banking and securities firm with a strong institutional and corporate client franchise. Consistently placed in the top tiers of major industry rankings, it is a leading player in the global primary and secondary markets for equity, equity-linked and equity derivative products. In investment banking, it provides first-class advice and execution capabilities to its corporate client base worldwide. In fixed income, it is a first-rate global player. In foreign exchange, it places first in many key industry rankings. All its businesses are sharply client-focused, providing innovative products, top-quality research and comprehensive access to the world’s capital markets.

Asset management

UBS is a leading asset manager with invested assets of CHF 574 billion. It provides investment management solutions to private clients, financial intermediates and institutional investors across the world.

Swiss corporate and individual clients

UBS holds roughly a quarter of the Swiss lending market, offering comprehensive banking and securities services for 3.5 million individual and 150,000 corporate clients in Switzerland.

Corporate Center

The Corporate Center partners with the Business Groups, ensuring that the firm operates as a coherent and integrated whole with a common vision and set of values.

Introduction

Sources of Information

This Financial Report contains our audited Financial Statements for the year 2003 and the related detailed analysis. You can find out more about UBS from the sources shown below.

Publications

This Financial Report is available in English and German. (SAP no. 80531-0401).

Annual Review 2003

Our Annual Review contains a description of UBS and our Business Groups, as well as a summary review of our performance in 2003. It is available in English, German, French, Italian, Spanish and Japanese. (SAP no. 80530-0401).

Handbook 2003/2004

The Handbook 2003/2004 contains a detailed description of UBS, our strategy, organization, and businesses, as well as our financial management including credit, market and operational risk, our treasury processes and details of our corporate governance. It is available in English and German. (SAP no. 80532-0401).

Quarterly reports

We provide detailed quarterly financial reporting and analysis, including comment on the progress of our businesses and key strategic initiatives. These quarterly reports are available in English.

How to order reports

Each of these reports is available on the internet at: www.ubs.com / investors, in the Financials section. Alternatively, printed copies can be ordered, quoting the SAP number and the language preference where applicable, from UBS AG, Information Center, P.O. Box, CH-8098 Zurich, Switzerland.

Information tools for investors

Website

Our Analysts and Investors website at www.ubs.com / investors offers a wide range of information about UBS, including financial information (including SEC filings), corporate information, share price graphs and data, an event calendar, dividend information and recent presentations given by senior management to investors at external conferences. Our internet-based information is available in English and German, with some sections in French and Italian as well.

Messenger service

On the Investors and Analysts website, you can register to receive news alerts about UBS via Short Messaging System (SMS) or e-mail. Messages are sent in either English or German and users are able to state their preferences for the topics of the alerts received.

Results presentations

Senior management present UBS’s results every quarter. These presentations are broadcast live over the internet, and can be downloaded on demand. The most recent results webcasts can be found in the Financials section of our Investors and Analysts website.

UBS and the environment

The Handbook 2003/2004 contains a summary of UBS environmental policies as part of the Corporate Responsibility section. More detailed information is available at: www.ubs.com/environment

Form 20-F and other submissions to the US Securities and Exchange Commission

We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the Form 20-F, our Annual Report filed pursuant to the US Securities Exchange Act of 1934.

     Our Form 20-F filing is structured as a “wraparound” document. Most sections of the filing are satisfied by referring to parts of the Handbook 2003/2004 or to parts of this Financial Report 2003. However, there is a small amount of additional information in the Form 20-F, which is not presented elsewhere, and is particularly targeted at readers in the US. You are encouraged to refer to this additional disclosure.

     You may read and copy any document that we file with the SEC on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 450 Fifth Street NW, Washington, DC, 20549. Please call the SEC at 1-800-SEC-0330 (in the US) or at +1 202 942 8088 (outside the US) for further information on the operation of its public reference room. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005. Much of this additional information may also be found on the UBS web-site at www.ubs.com / investors, and copies of documents filed with the SEC may be obtained from UBS’s Investor Relations team, at the addresses shown on the next page.

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

The addresses and telephone numbers of our two registered offices are:
Bahnhofstrasse 45, CH-8098 Zurich, Switzerland, telephone +41-1-234 11 11;
and Aeschenvorstadt 1, CH-4051 Basel, Switzerland, telephone +41-61-288 20 20.

UBS AG shares are listed on the SWX Swiss Exchange (traded through its trading platform virt-x), on the New York Stock Exchange and on the Tokyo Stock Exchange.

Introduction

Contacts

Switchboards	Zurich	+41-1-234 1111
For all general queries.	London	+44-20-7568 0000
	New York	+1-212-821 3000
	Hong Kong	+852-2971 8888

Investor Relations	Zurich
Our Investor Relations team supports	Hotline	+41-1-234 4100	UBS AG
institutional, professional	Christian Gruetter	+41-1-234 4360	Investor Relations
and retail investors from offices in	Cate Lybrook	+41-1-234 2281	P.O. Box
Zurich and New York.	Oliver Lee	+41-1-234 2733	CH-8098 Zurich, Switzerland
	Fax	+41-1-234 3415
www.ubs.com/investors

New York
	Hotline	+1-212-713 3641	UBS Americas Inc.
	Christopher McNamee	+1-212-713 3091	Investor Relations
	Fax	+1-212-713 1381	135 W. 50th Street, 10th Floor
New York, NY 10020, USA

sh-investorrelations@ubs.com

Media Relations	Zurich	+41-1-234 8500	sh-gpr@ubs.com
Our Media Relations team supports	London	+44-20-7567 4714	ubs-media-relations@ubs.com
global media and journalists from	New York	+1-212-713 8391	mediarelations-ny@ubs.com
offices in Zurich, London, New York	Hong Kong	+852-2971 8200	sh-mediarelations-ap@ubs.com
and Hong Kong.

www.ubs.com/media

Shareholder Services	Hotline	+41-1-235 6202	UBS AG
UBS Shareholder Services, a unit of	Fax	+41-1-235 3154	Shareholder Services
the Company Secretary, is responsible			P.O. Box
for the registration of the Global			CH-8098 Zurich, Switzerland
Registered Shares.
sh-shareholder-services@ubs.com

US Transfer Agent	calls from the US	+1-866-541 9689	Mellon Investor Services
For all Global Registered Share-	calls outside the US	+1-201-329 8451	Overpeck Centre
related queries in the USA.	Fax	+1-201-296 4801	85 Challenger Road
Ridgefield Park, NJ 07660, USA
www.melloninvestor.com
shrrelations@melloninvestor.com

          Overview

Overview

Preparation and Presentation of
Financial Information

Standards and principles in UBS financial
reporting

Accounting principles

The UBS Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS). As a US listed company, we also provide a description in Note 40 to the Financial Statements of the significant differences which would arise were our accounts to be presented under the United States Generally Accepted Accounting Principles (US GAAP), and a detailed reconciliation of IFRS shareholders’ equity and net profit to US GAAP.
     Except where clearly identified, all of UBS’s financial information presented in this document is presented on a consolidated basis under IFRS.
     Pages 185 to 196 contain the Financial Statements for the UBS AG Parent Bank — the Swiss company, including branches worldwide, which owns all the UBS companies, directly or indirectly. The Parent Bank’s financial statements are prepared in order to meet Swiss regulatory requirements and in compliance with Swiss Federal Banking Law. Except in those pages, or where otherwise explicitly stated, all references to “UBS” refer to the UBS Group and not to the Parent Bank.
     All references to 2003, 2002 and 2001 refer to the UBS Group and the Parent Bank’s fiscal years ended 31 December 2003, 2002, and 2001. The Financial Statements for the UBS Group and the Parent Bank for each of these periods have been audited by Ernst & Young Ltd., as described in the Report of the Independent Auditors on page 81 and the Report of the Statutory Auditors on page 195.
     An explanation of the critical accounting policies applied in the preparation of our Financial Statements is provided on page 15. The basis of our accounting is given in Note 1 to the Financial Statements.

Standards for management accounting

Our management reporting systems and policies determine the revenues and expenses directly attributable to each business unit. Internal charges and transfer pricing adjustments are reflected in the performance of each business unit.

     Inter-business unit revenues and expenses. Revenue-sharing agreements are used to allocate external customer revenues to business units on a reasonable basis. Transactions between business units are conducted at arm’s length. Inter-business unit charges are recorded as a reduction to general and administrative expenses in the business unit providing the service. Corporate Center expenses are allocated to the operating business units to the extent that it is appropriate.
     Net interest income is allocated to each business unit based on their balance sheet positions. Assets and liabilities of each business unit are funded through / invested with the central treasury departments, reflecting the net margin in the results of each business unit. To complete the allocation, the business units are credited with a risk-free return on the regulatory equity used.
     Commissions are credited to the business unit with the corresponding customer relationship, with revenue-sharing agreements for the allocation of customer revenues where several business units are involved in value creation.
     Regulatory equity is allocated to business units based on their average regulatory capital requirement (per Swiss Federal Banking Commission (SFBC) standards) during the period. Only utilized equity is taken into account, although we add an additional financial buffer of 10% above the individually determined business unit regulatory equity requirement. The remaining equity, which mainly covers real estate, and any other unallocated equity, remains at the Corporate Center.
     Headcount, which is expressed in terms of full-time equivalents (FTE), is measured as a percentage of the standard hours normally worked by permanent full-time staff and is used to track the number of individuals employed by UBS. FTE cannot exceed 1.0 for any particular individual. Headcount includes all staff and trainees other than short-term temporary workers (hired for less than 90 calendar days) and contractors.

Disclosure principles and
additional financial information

Restatement of results

We are committed to maintaining the transparency of UBS’s reported results and to ensuring that analysts and investors can make meaningful comparisons with previous periods. If there is a major reorganization of our business units or if changes to accounting standards or interpretations lead to a material change in our reported results, we restate UBS’s results for previous periods to show how they would have been reported according to the new basis, and provide clear explanations of all changes.

Changes to accounting presentation in 2003

Our segment reporting shown in Note 2 to the Financial Statements has been restated to reflect the change we made to our organizational structure in 2003.
     Effective 1 January 2003, our independent private banks - Ehinger & Armand von Ernst, Banco di Lugano and Ferrier Lullin - and GAM, our specialist asset management firm, were transferred from the Wealth Management & Business Banking and Global Asset Management Business Groups into a separate new holding company held by the Corporate Center. At the same time, we added additional disclosure for the new holding company, showing its performance before tax, net new money, invested assets and headcount.
     While this restructuring had no impact on the UBS Financial Statements, we have restated all prior periods for all business units affected to reflect these changes.

     There were no other accounting changes during 2003 that affected either the UBS Financial Statements or our business unit reporting.

Fair value disclosure of employee
stock options

In 2003, we started to disclose in our quarterly result discussion the pro-forma expense, net of tax, for stock options awarded to employees, which would have been incurred if they were recorded at fair value at grant date instead of using the intrinsic value method.
     Additionally, we disclose on an annual basis for every business unit the compensation expense we would have incurred had we recognized the fair value of stock option grants made during that year.
     In 2003, this expense would have been CHF 576 million (CHF 439 million after-tax), down from CHF 827 million in 2002 (CHF 690 million after-tax). This drop was mainly attributable to a lower share price at grant date. Most of our employee stock options are granted in the first quarter of the year. For the other quarters, grants are mainly made under the Equity Plus program, an employee participation program under which voluntary investments in UBS shares are matched with option awards.
     Further details on the accounting treatment of equity-based compensation can be found in the Critical accounting policies section on page 15 and in Note 32 to the Financial Statements.

PaineWebber merger-related costs

In 2003, UBS incurred amortization expenses of CHF 606 million on goodwill and intangible assets resulting from the acquisition of PaineWebber in 2000, while goodwill funding costs amounted to CHF 754 million. The remaining goodwill and intangible assets on our balance sheet amount to CHF 9.3 billion on 31 December 2003.

Overview

Indicative Pre-goodwill Tax Rates

in %
For the year ended	31.12.03	31.12.02	31.12.01

Wealth Management & Business Banking	18	19	20
Wealth Management	16	18	18
Business Banking Switzerland	20	20	22

Global Asset Management	20	22	22

Investment Bank	32	38	39
Investment Banking & Securities	30	31	31
Private Equity	3	3	4

Wealth Management USA	38	37	37

     As part of the merger, UBS agreed to make retention payments to PaineWebber key function holders, subject to these employees’ continued employment and other restrictions. The payments vest over periods of up to four years from November 2000 and the vast majority of them are paid in the form of UBS shares. Personnel expenses in 2003 include retention payments of USD 196 million (CHF 263 million). In 2004, we expect a final expense of approximately USD 80 million.

Changes in Accounting and Presentation in 2004

Effective 2004, we will make a number of changes in accounting and presentation as well as to our disclosure. They will require us to restate comparative prior periods, although not all of them will have an effect on net profit or shareholders’ equity. Because of the changes, we will release restated interim and annual financial statement figures for 2002 and 2003 before we publish our first quarter 2004 report.

     The following changes in accounting and presentation will be made:

Early adoption of IAS 32 and 39

UBS has decided to adopt the revised International Accounting Standards (IAS) 32 and 39 early, effective 1 January 2004. Together they provide comprehensive guidance on recognition, measurement, presentation and disclosure of financial instruments. For the first time, they allow us to choose to carry non-trading financial instruments (such as loans or issued debt) at fair value, meaning that their change in value will pass through the profit and loss account.

     Adopting the two standards will largely eliminate the separation requirement for derivatives embedded in the structured notes we issue. It will reduce profit and loss volatility generated by issuance of structured debt instruments (for example equity-linked GOALs or credit-linked notes). Previously, such instruments had to be accounted for on an accrual basis, while the embedded derivative and related hedge instruments were carried at fair value. The revised standards now allow us to measure both components of our structured notes at fair value, with any changes in their value directly recorded in the income statement – just as we already do for the related hedging instruments. The change will, as an example, eliminate unwanted volatility in our net income from treasury activities income line.

     Positive and negative replacement values of derivative contracts where close-out netting is legally enforceable in the case of insolvency are currently offset when they are recorded in our balance sheet. Revised IAS 32 clarifies that netting is permitted only if normal settlement is also intended to take place on a net basis. In general, that condition is not met and therefore we will now separately record the replacement values that were previously offset. This will increase the gross value of the assets and liabilities on our balance sheet by approximately CHF 165 billion at 31 December 2003. There will be no effect on net profit, shareholders’ equity, earnings per share or regulatory capital from this change.

     The two new standards will prompt us to restate results of the last two years in order to reflect the current treatment. We are currently assessing the exact effect that the adoption of the two revised standards will have on our financial statements.

Accounting for investment property

Effective 1 January 2004, we adopted a fair value accounting model for our investment property. Before that, we used a historical cost less accumulated depreciation model. This means that all changes in the fair value of investment property will now be recog-

Business Group tax rates

Indicative Business Group and business unit tax rates are calculated on an annual basis based on the results and statutory tax rates of the financial year. These rates are approximate calculations, based upon the application to the year’s adjusted earnings of statutory tax rates for the locations in which the Business Groups operated. These tax rates therefore give guidance on the tax cost to each Business Group of doing business during 2003 on a stand-alone basis, without the benefit of tax losses brought forward from earlier years.

     The indicative tax rates are presented pre-goodwill. They give an indication of what the tax rate would have been if goodwill were not charged for accounting purposes. It is the sum of the tax expense payable on net profit before tax and goodwill in each location, divided by the total net profit before tax and goodwill. Tax rates post-goodwill are higher than the pre-goodwill rates, because in some jurisdictions there are limitations on the tax deductibility of amortization costs.

     Please note that these tax rates are not necessarily indicative of future tax rates for the businesses or UBS as a whole.

nized immediately in the profit and loss account. Investment property is held exclusively to earn rental income and benefit from appreciation in value. That contrasts with bank property, which we use to supply services or for administration purposes. Carrying investment property at fair value better reflects the business rationale behind acquiring and managing these assets.

     This change in accounting will lead to restatement of the 2002 and 2003 comparative financial years. The approximate effects of the restatement will be:
–	to credit retained earnings as of 1 January 2002 by CHF 202 million for the then existing difference between book value and fair value of the investment property portfolio
–	to reduce net profit for 2002 by CHF 117 million
–	to reduce net profit for 2003 by CHF 64 million.
     The reduction in net profits in 2002 and 2003 was due to the reversal of gains now booked in 2002 opening retained earnings that arose on sales of investment proper-

ties during those two years. Our current investment property portfolio is valued at CHF 236 million on 31 December 2003. While this new treatment eliminates regular depreciation charges on investment property, it is likely that the fair value model will add some volatility to our income statement.

Credit risk losses incurred on OTC
derivatives

Effective 1 January 2004, we also changed the accounting for credit risk losses incurred on over-the-counter (OTC) derivatives. All such credit risk losses will now be reported in net trading income and will no longer be reported in credit loss expense. This change better reflects how the business is run, simplifying the current treatment. It does not affect our net profit or earnings per share results. The change does, however, affect our segment reporting, as losses reported as credit loss expense are deferred over a three-year period in the Business Group accounts, whereas losses in trading income are not subject to such a deferral. In the segment report, therefore, losses on OTC derivatives will now be reported as incurred. The changed accounting will not have a material effect on the Investment Bank’s restated performance before tax.

Change in treatment of
corporate client assets in Business
Banking Switzerland

Effective 1 January 2004, UBS re-classified corporate client assets (other than pension funds) in Business Banking Switzerland to exclude them from invested assets. We are making this change because we have a minimal advisory role for such clients and asset flows are erratic as they are often driven more by liquidity requirements than pure investment reasons. This change will reduce Business Banking Switzerland’s invested assets by approximately CHF 75 billion, but will leave client assets unchanged. Net new money will increase by approximately CHF 7.5 billion for 2003.

Overview

Analysis of Performance

Amortization of goodwill and
other intangibles

IFRS rules currently require that goodwill be amortized over its estimated useful life regardless of whether its economic value is maintained or even increased. We believe, however, goodwill is not a wasting asset that needs to be replaced at the end of its life. Amortization charges do not represent cash outflows and are not an economic cost. We believe that the value of our business is driven by future cash flows and that these amortization charges are not a driver of the value created for our shareholders. In early 2004, the International Accounting Standard Board (IASB) is expected to issue a new standard regarding business combinations, which would be effective for 2005. We presume that the accounting for goodwill will change to the model applicable under US GAAP, which requires that goodwill is tested for impairment rather than amortized over its estimated life. We would then cease amortizing goodwill starting in 2005, eliminating a significant reconciling item to US GAAP as currently included in Note 40.

Performance indicators

UBS performance indicators

We focus on a consistent set of four long-term performance indicators designed to ensure that we deliver continuously improving returns to our shareholders. We report our performance each quarter:
–	return on equity
–	growth in basic earnings per share (EPS)
–	cost / income ratio
–	net new money in our wealth management units.

Business Group performance indicators

At the Business Group or business unit level, performance is measured with carefully chosen performance indicators. These do not carry explicit targets, but are indicators of the business units’ success in creating value for shareholders. They reflect the key drivers of each unit’s core business activities and include both financial metrics, such as the cost / income ratio, and non-financial metrics, such as invested assets or the number of client advisors.

     These performance indicators are used for internal performance measurement and planning as well as external reporting. This ensures that management has a clear responsibility to lead businesses towards achieving success in the externally reported value drivers and avoid the risk of managing to purely internal performance measures.

Client / invested assets reporting

Since 2001 we report two distinct metrics for client funds:
–	Client assets are all client assets managed by or deposited with UBS including custody-only assets and assets held for purely transactional purposes
–	Invested assets is a more restrictive term and includes all client assets managed by or deposited with UBS for investment purposes.

     Invested assets is our central measure and excludes all assets held for purely transactional and or custody-only purposes. It includes, for example, discretionary and advisory wealth management portfolios, managed institutional assets, managed fund assets and wealth management securities or brokerage accounts, but excludes custody-only assets, and transactional cash or current accounts. Non-bankable assets (e. g. art collections) and deposits from third-party banks for funding or trading purposes are excluded from both measures.
     Net new money is defined as the sum of the acquisition of invested assets from new clients, the loss of invested assets due to client defection and inflows and outflows of invested assets from existing clients. Interest and dividend income, the effects of market or currency movements as well as acquisitions and divestments are excluded

Performance Indicators

Performance
Business	indicators	Definition

All business units	Cost / income ratio	Total operating expenses / total operating income before adjusted expected credit loss.

Wealth Management and Asset Management businesses and Business Banking Switzerland	Invested assets	Assets managed by or deposited with UBS for investment purposes only (for further details please refer to page 12).

	Net new money	Inflow of invested assets from new clients - outflows due to client defection +/- inflows / outflows from existing clients. (for further details please refer to page 12)

Wealth Management and Asset Management businesses	Gross Margin on invested assets	Annualized operating income before adjusted expected credit loss / average invested assets.

Wealth Management	Client advisors (CAs)	Expressed in full-time equivalents.

Business Banking Switzerland	Non-performing loans (%)	Non-performing loans / gross loans.

	Impaired loans (%)	Impaired loans / gross loans.

Investment Banking & Securities	Compensation ratio	Personnel expenses / operating income before adjusted expected credit loss.

	Non-performing loans (%)	Non-performing loans / gross loans.

	Impaired loans (%)	Impaired loans / gross loans.

	Average VaR (10-day 99%)	VaR expresses the potential loss on a trading portfolio assuming a 10-day time horizon before positions can be adjusted, and measured to a 99% level of confidence.

Private Equity	Value creation	Value creation adds the increase in the unrealized portfolio gains to realized gains / losses for the period.

	Investment	Historical cost of investment made, less divestments and impairments.

Wealth Management USA	Recurring fees	Asset-based fees for portfolio management and fund distribution, account based and advisory fees (as opposed to transactional fees).

	Financial advisors (FAs)	Expressed in full-time equivalents.

from net new money. Interest expense on loans results in net new money outflows.

     When products are managed in one Business Group and sold in another, they are counted in both the investment management unit and the distribution unit. This results in double counting in UBS’s total invested assets as both units provide an independent service to their respective client, add value and generate revenues. Most double counting arises where mutual funds are managed by the

Global Asset Management business or GAM and sold by a wealth management unit (Wealth Management or Wealth Management USA). Both business units involved count these funds as invested assets. This approach is in line with the overall industry and our open architecture strategy and allows us to accurately reflect the performance of each individual business. Overall, CHF 287 billion of invested assets were double counted in 2003 (CHF 295 billion in 2002).

Overview

Seasonal characteristics

Of our main businesses, only Investment Banking & Securities shows significant seasonal patterns. Its revenues are impacted by the seasonal characteristics of general financial market activity and deal flows in investment banking. In our quarterly reporting, we therefore compare the Investment Bank’s results for the reported quarter with those achieved in the same period of the previous year. For all other business units, results are compared with the previous quarter.

Critical Accounting Policies

Basis of preparation and selection of
policies

We prepare our Financial Statements in accordance with IFRS, and provide a reconciliation to Generally Accepted Accounting Principles in the United States (US GAAP). Where feasible, we reduce the differences between our Financial Statements under the two standards by applying accounting policies that are in accordance with both sets of standards. This approach limits (but does not completely eliminate) the range of elective accounting treatments available to us, but there are still rules under both standards which require us to apply judgement and make estimates in preparing our Financial Statements. The more significant of these accounting treatments are discussed in this section, as a guide to understanding how their application affects our reported results and our disclosure. A broader description of the accounting policies we employ is shown in Note 1 to the Financial Statements.

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
     Many of the judgements which we make in applying accounting principles depend on an assumption, which we believe to be correct, that UBS maintains sufficient liquidity to hold positions or investments until a particular trading strategy matures – i. e. that we do not need to realize positions at unfavorable prices in order to fund immediate cash needs. Liquidity is discussed in more detail on page 69 of the Handbook 2003/2004.

Recognition and measurement of
financial instruments – fair value

Assets and liabilities in our trading portfolio are recorded at fair value on the balance sheet, with changes in fair value recorded in net trading income in the income statement. Key judgements affecting this accounting policy relate to how we determine fair value for such assets and liabilities.

     For substantially all of our portfolios, fair values are based on quoted market prices for the specific instrument, comparisons with other highly similar financial instruments, or the use of models. Valuation models are used primarily to value credit derivatives and certain equity and fixed income derivatives. Where valuation models are used to compute fair values, or where they are used in our control functions for independent risk monitoring, they must be validated and periodically reviewed by qualified personnel independent of the area that created the model. Our Quantitative Risk Models and Statistics unit certifies all models before they are used, we generally employ ‘backtesting’ procedures to check model outputs against actual data and we seek comparative market prices for additional verification.
     There are a variety of factors that are considered by our models, including time value and volatility factors, counterparty credit quality, activity in similar instruments in the market, administrative costs over the life of the transaction, and liquidity considerations. Changes in assumptions about these factors could affect the reported fair value of financial instruments. However, because these factors can change with no correlation to each other, it is not possible to provide a meaningful estimate of how changes in any of these factors could affect reported fair value of the portfolio as a whole.
     As a result of the potential uncertainty in computed fair values, valuation adjustments are an integral part of the valuation process and are applied consistently from period to period. Establishing valuations inherently involves the

Overview

use of judgement, and management also applies its judgement in establishing reserves against indicated valuations for aged positions, deteriorating economic conditions (including country-specific risks), concentrations in specific industries, types of instruments or currencies, market liquidity, model risk itself, and other factors.

     Despite the fact that a significant degree of judgement is required in order to establish fair values in some cases, management believes the fair values recorded in the balance sheet and the changes in fair values recorded in the income statement are reasonable and reflective of the underlying economics, based on a number of controls and procedural safeguards we employ. We apply our models consistently from one period to the next, ensuring comparability and continuity of the valuations over time.

Hedge accounting

IAS 39 allows a company to apply hedge accounting if it fully complies with specified hedge criteria. One of the goals of a hedging program is to reduce volatility of fair values by entering into a hedging transaction where changes in fair value of the hedging transaction offset changes in the fair value of the hedged item. Due to cost and other considerations, a transaction may not be hedged over its entire life, or a dynamic hedging strategy may be used whereby different transactions are designated as the hedging transaction at different times. However, if the hedged item is one that would normally not be recorded at fair value (for instance if it is held at cost less impairment), but the hedging instrument would normally be accounted for at fair value, there could be substantial differences in the profit and loss effect for the two items during specific accounting periods, although over the whole life of the instrument these would be expected to balance out. We believe that, in such cases, non-application of hedge accounting could lead to misinterpretations of our results and financial position, since hedging transactions could have a material impact on reported net profit in a particular period.

     Applying hedge accounting means that changes in the fair values of designated hedging instruments affect reported net profit in a period only to the extent that each hedge is ineffective. Alternatively, if we were to choose not to apply hedge accounting, the entire change in fair value of the designated hedging instruments in each individual reporting period would be reported in net income for that period, regardless of the economic effectiveness of the hedge. For our fair value hedges, the net effect of not applying hedge accounting would have resulted in a pre-tax loss of CHF 555 million in 2003, a pre-tax gain of CHF 951 million in 2002, and a pre-tax gain of CHF 319 million in 2001. For our cash flow hedges, the respective amounts of the net effect are a pre-tax gain of CHF 199 million in 2003, a pre-tax gain of CHF 326 million for 2002 and a pre-tax loss of CHF 79 million for 2001. Please refer to Note 1(v) to the Financial Statements for further information on hedge accounting.

     In principle, we apply hedge accounting whenever we meet the criteria of IAS 39 so that our Financial Statements clearly reflect the economic hedge effect obtained from the use of these instruments. However, in connection with economically hedging selected credit risk exposures with credit default swaps (CDS), the relationships between the risk exposures and the CDSs are such that they do not qualify for hedge accounting under IAS 39. CDSs are derivative instruments carried on our balance sheet at fair value with changes in fair value recorded in net trading income. This may add volatility to our net trading income results, and the impact may be either positive or negative in a particular period. The use of CDSs coupled with not applying hedge accounting may also add volatility to net profit because changes in fair value of a CDS and any credit loss expense relating to the hedged exposure may well be recorded in different periods. Typically, the credit rating of a company that ultimately defaults on its obligations deteriorates gradually over a period of time. Such deterioration is reflected in a gradual increase in fair value of the related CDS, resulting in trading income gains being recorded. On the other hand, a credit loss expense is not recorded until the claim is deemed to be impaired, or if an undrawn commitment is expected to be drawn without prospect of full repayment. This timing mismatch between recognizing income from increases in the fair value of a CDS and recognizing expense for credit losses may introduce period-to-period volatility in net profit. In addition, the positive effect of CDSs on reducing credit losses is not reflected as a reduction in reported credit loss expense.

     In 2003, UBS recorded mark to market losses of CHF 678 million on CDSs that hedge existing credit exposures, without recording a corresponding credit loss expense recovery. The development in 2003 is explained by improved credit ratings of the hedged exposures, which means lower probabilities of default and hence a decline in fair value of the related CDSs. In 2002, the opposite development occurred and UBS recorded mark to market gains of CHF 226 million on CDSs that hedge existing credit risk exposures without recording a corresponding credit loss expense. Had we been able to apply hedge accounting, we could have deferred recognition of gains on the CDSs until the underlying claim became impaired. Unless we decide to settle CDSs prematurely, and thus realize the mark to market gains or losses, for example because we believe that we will ultimately not incur a credit loss on a hedged exposure, any mark to market gains may be offset by losses in future periods. This may occur either because the fair value of the CDS will decrease or because a credit loss is incurred on the hedged exposure.

Financial investments – available for sale

UBS has classified some of its financial assets, including investments not held for trading purposes, as available for sale. This classification is based on our determination that these assets are not held for the purpose of generating short-term trading gains, but rather for mid-to-long-term capital appreciation. If we had originally decided that these were trading assets, or if we were to reclassify these assets as trading assets, changes in fair value would then have to be reflected in income rather than shareholders’ equity. The amount of unrealized gains or losses on the balance sheet date is disclosed in the statement of changes in equity in the Financial Statements.

     Companies held in our private equity portfolio are not consolidated in the Financial Statements. This treatment has been determined after considering such matters as liquidity, exit strategies and degree and timing of our influence and control over these investments.
     We classify our private equity investments as financial investments available for sale, and carry them on the balance sheet at fair value, with changes in fair value being recorded directly in equity. However, unrealized losses that are not expected to be recoverable within a reasonable time period are recorded in our income statement as impairment charges. Since quoted market prices are generally unavailable for these companies, fair value is determined by applying recognized valuation techniques, which require the use of assumptions and estimates. The valuation of our investments is derived by application of our valuation policy in a detailed quarterly investment-by-investment review involving the business and control functions. Our standard valuation method is to apply multiples of earnings that are observed for comparable companies. These multiples depend on a number of factors and may fluctuate over time. The geographic, stage and sector diversity of the portfolio means that the valuations of these positions may not move in line with the changing economic environment. Although judgement is involved, we believe that the estimates and assumptions made in determining the fair value of each investment are reasonable and supportable. Since there are no general estimates or assumptions underlying the determination of fair value, but instead fair value is determined on a case by case basis, it is not possible to provide any meaningful estimate of the impact on earnings of variations in assumptions and estimates over the whole portfolio.

     In addition, the determination of when a decline in fair value below cost is not recoverable within a reasonable time period is judgemental by nature, so profit and loss could be affected by differences in this judgement. We generally consider investments as impaired if a significant decline in fair value below cost extends beyond the near term, unless it is readily apparent that an investment is impaired, in which case this would result in an immediate loss recognition.

Goodwill and other intangible assets

We regularly review assets that are not carried at fair value (e. g. goodwill and other intangibles) for possible impairment indications. If impairment indicators are identified, we make an assessment about whether the carrying value of such assets remains fully recoverable. When making this assessment, we compare the carrying value to the market value, if available, or the value in use. Value in use is determined by discounting expected future net cash flows gener-

Overview

ated by an asset or group of assets to present value. Determination of the value in use requires management to make assumptions and use estimates. We believe that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued, but different ones could be used which would lead to different results.

     The single most significant amount of goodwill relates to the acquisition of PaineWebber. The valuation model used to determine the fair value of the Wealth Management USA business – one component of the former PaineWebber business – is sensitive to changes in the assumptions about the discount rate, growth rate and expected cash flows (i. e. assumptions about the future performance of the business). Adverse changes in any of these factors could lead us to record a goodwill impairment charge.
     In fourth quarter 2002, we took the decision to move all our businesses to the single UBS brand name. That decision necessitated the writeoff of the carrying value of the intangible asset related to the PaineWebber brand name, which resulted in a charge of CHF 953 million, net of tax. Had we not made the decision to abandon the PaineWebber brand name, the writeoff would not have been made as it would not have been deemed impaired.

Allowances and provisions for credit losses

UBS classifies a claim as impaired if the book value of the claim exceeds the present value of the cash flows actually expected in future periods – loan interest payments, scheduled loan principal repayments, or other payments due (for example on guarantees), including liquidation of collateral where available. UBS has established policies to ensure that the carrying values of impaired claims are determined on a consistent and fair basis, especially for those impaired claims for which no market estimate or benchmark for the likely recovery value is available. Future cash flows considered recoverable are discounted to present value in accordance with IAS 39. A loan loss allowance is then recorded for the probable loss on the claim in question and charged to the income statement as credit loss expense.

     Each case is assessed on its merits, and the workout strategy and estimate of cash flows considered recoverable are independently approved by the Credit Risk Control function. Although judgement is involved, we believe that the estimates and assumptions made in determining provisions and allowances on each individual impaired claim are reasonable and supportable. Since there are no general estimates or assumptions underlying the determination of allowances and provisions, but instead, as noted above, these allowances and provisions are determined on a case by case basis, it is not possible to provide any meaningful estimate of the impact on earnings of variations in assumptions and estimates.

     Further details on this subject are given in Note 1(l) to the Financial Statements and in the Risk Analysis section of the Handbook 2003/ 2004, on page 50.

Securitizations and Special Purpose Entities

UBS sponsors the formation of Special Purpose Entities (SPEs) primarily for the purpose of allowing clients to hold investments, for asset securitization transactions, and for buying or selling credit protection. In accordance with IFRS we do not consolidate SPEs that we do not control. As it can sometimes be difficult to determine whether we exercise control over an SPE, we have to make judgements about risks and rewards as well as our ability to make operational decisions for the SPE in question. In many instances, elements are present that, considered in isolation, indicate control or lack of control over an SPE, but when considered together make it difficult to reach a clear conclusion. In such cases we generally consolidate an SPE.

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

     These SPEs range from mutual funds to trusts investing in real estate. As an example, UBS Alternative Portfolio AG provides a vehicle for investors to invest in a diversified range of alternative investments through a single share. The majority of our SPEs fall into this category. SPEs created for client investment purposes are not consolidated.
     SPEs used for securitization. SPEs used for securitization are created when UBS has assets (for example a portfolio of loans) which it sells to an SPE. The SPE in turn sells interests in the assets as securities to investors. Consolidation of these SPEs depends on whether UBS retains the risks and rewards of the assets in the SPE.
     We do not consolidate SPEs used for securitization if UBS has no control over the assets and no longer retains any significant exposure (gain or loss) to the returns, including liquidation, on the assets sold to the SPE. This type of SPE is a bankruptcy-remote entity – if UBS were to go bankrupt the holders of the securities would clearly be owners of the assets, while if the SPE were to go bankrupt the securities holders would have no recourse to UBS.
     In some cases UBS does retain exposure to some of the returns from the assets sold to the SPE – for example, first loss on a loan portfolio. In these cases we consolidate the SPE and then derecognize the assets to the extent that we do not have exposure.
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

Equity compensation

Currently IFRS does not specifically address the recognition and measurement of equity-based compensation plans, including employee option plans. However, two basic methods, the intrinsic value method and the fair value method, are applied in practice. Under the intrinsic value method, if the exercise price of options granted is equal to or greater than the fair value of the underlying equity at grant date, no compensation expense need be recorded. Under the fair value method, an amount would be computed for such options and charged to compensation expense. For IFRS, UBS records as compensation expense only the intrinsic value at grant date, if any, of options granted to employees. Subsequent changes in intrinsic value are not recognized.

     Had we recognized the fair value of stock option grants on grant date as compensation expense, net income would have been lower by the following amounts: CHF 439 million in 2003, CHF 690 million in 2002, and CHF 347 million in 2001. Further information on UBS equity compensation plans is disclosed in Note 32 to the Financial Statements. In February 2004, the International Accounting Standards Board issued IFRS2, “Share-based payments”, which will become effective 1 January 2005. We are currently evaluating the effect of this new standard on our Financial Statements.

Deferred tax

Deferred tax assets arise from a variety of sources, the most significant being: a) tax losses that can be carried forward to be utilized against profits in future years; b) expenses recognized in the books but disallowed in the tax return until the associated cash flow occurs; and c) valuation changes of assets which need to be tax effected for book purposes but are taxable only when the valuation change is realized.

     UBS records a valuation allowance to reduce its deferred tax assets to the amount that it believes can be realized in its future tax returns. Our valuation allowance is based on the assessment of future taxable income and our tax planning strategies. At each balance sheet date, existing assessments are reviewed and, if necessary, revised to reflect changed circumstances.

Overview

The magnitude of the valuation allowance is significantly influenced by our own forecast of future profit generation, which drives the extent to which we will be able to utilize the deferred tax assets. Were we to be more optimistic or pessimistic when forecasting future taxable profits, we would record a lower or higher valuation allowance, which would have a direct impact on earnings. Additionally, changes in circumstances may result in either an increase or a reduction of the valuation allowance, and therefore net income. An example of such might be a change in tax legislation. See Note 21 to the Financial Statements for further details.

Segment reporting

The policies used to prepare our segment reporting affect the split of our income and expenses between the different Business Groups. Although the application of rules different from the ones we currently use would lead to altered net profit (continued on page 22)

Risk Factors

As a global financial services firm, we are affected by the factors driving the markets in which we operate. Different risk factors can impact our ability to effectively carry out our business strategies and can directly affect our earnings. The factors described below, as well as other influences beyond our control, mean that our revenues and operating profit have been and are likely to continue to be subject to a measure of variability from period to period. Our revenues and operating profit for any particular period may not, therefore, be indicative of sustainable results, they may vary from year to year and may affect our ability to achieve UBS’s strategic objectives.

Interest rates, equity prices, foreign
exchange levels and other market
fluctuations may affect earnings

A substantial part of our business consists in taking trading positions in the debt, currency, equity, precious metal and energy markets as well as making investments in private equity, real estate and other assets. The value of these assets and liabilities can be adversely affected by fluctuations in financial markets. Our market risks are subject to a control framework and to portfolio and concentration limits. We avoid undue concentrations of risk and, where appropriate, hedge exposure to stress events. Nevertheless, in the event of sudden, severe or unexpected market movements, we might suffer significant losses. A description of our controls and limits, including limits on our exposure to a range of market stress events, is provided on page 45 of our Handbook 2003/ 2004.

     Because we prepare our accounts in Swiss francs while assets, liabilities, revenues and expenses from certain businesses are denominated in other currencies, changes in foreign exchange rates, particularly between the Swiss franc and the US dollar (US dollar income representing the major part of our non-Swiss franc income), may have an effect on our reported earnings. Our approach to currency management is explained on page 71 of our Handbook 2003/2004.
     Regulatory or political changes impacting financial market structures can affect our earnings – an example was the introduction of the euro in 1999, which affected European foreign exchange markets by reducing the volume of foreign exchange business, and prompted greater harmonization between financial products. Movements in interest rates can also affect our net interest income and the value of our fixed income trading portfolio, while movements in equity markets can affect the value of our equity trading portfolio. Changes in both can affect the investment performance of our asset management businesses. Our fixed income and equity trading portfolios and our asset management businesses may also be impacted by credit events, including defaults, related to the issuers of bonds and equities.

     Furthermore, income in businesses such as investment banking, and wealth and asset management is often directly related to client activity levels. As a result, our income can be susceptible to adverse effects from sustained market downturns as well as any significant deterioration of investor sentiment. Asset-based revenues generated in our wealth and asset management businesses depend on the levels of client assets which can, in themselves, be adversely affected by deteriorating market valuations.

     Market levels and trading volumes may be affected by a broad range of geopolitical or regional issues or events beyond our control, such as the possibility of war, terrorism, or economic developments such as low growth, inflation, recession or depression.

Counterparty failure may lead to
credit loss

Credit is an integral part of many of our business activities. The results of our credit-related activities (including loans, commitments to lend, contingent liabilities such as letters of credit, and derivative products such as swaps and options) would be adversely affected by any deterioration in the creditworthiness of our counterparties and the ability of clients to meet their obligations. The credit quality of our counterparties may be affected by various factors, such as an economic downturn, lack of liquidity, or an unexpected

Credit Loss Expense Charged to the Business Groups

	Wealth		Wealth
CHF million	Management &	Investment	Management	Corporate
For the year ended 31.12.03	Business Banking	Bank	USA	Center[1]	Total

Credit loss expense	(75)	(40)	(3)	2	(116)

Expected loss	(542)	(94)	(8)	(2)	(646)
Deferral	411	(45)	0	0	366

Adjusted expected credit loss expense charged to the Business Groups	(131)	(139)	(8)	(2)	(280)

Balancing item charged as credit loss expense in Corporate Center					164

1Includes Private Banks & GAM.

political event. Any of these events could lead us to incur losses.

     In general, we aim to avoid risk concentrations in our credit portfolio and we make active use of credit protection. If our risk management and control measures prove inadequate or ineffective, then any credit losses sustained might have a material adverse effect on both our income and the value of our assets. We believe that any losses incurred would be adequately covered by our allowances and provisions.
     A discussion of our approach to managing credit risk can be found on page 50 of our Handbook 2003/2004.

Operational risk may increase costs
and impact revenues

All our businesses are dependent on our ability to process a large number of complex transactions across many and diverse markets in different currencies and subject to many different legal and regulatory regimes. Our systems and processes are designed to ensure that the risks associated with our activities, including those arising from process error, failed execution, fraud, systems failure, failure of security and physical protection are appropriately controlled. However, if our system of internal controls is ineffective in identifying and remedying such risks, we will be exposed to operational failures that might result in losses. A discussion of our approach to the management and control of operational risks is provided on page 64 of our Handbook 2003/2004.

Legal claims may arise in the conduct
of our business

Due to the nature of our business, we are involved in various claims, disputes and legal proceedings in Switzerland and in a number of jurisdictions outside Switzerland, including the United States, arising in the ordinary course of business. Such legal proceedings may expose us to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil penalties.

Competitive forces may influence
business direction

We face intense competition in all aspects of our business. In our various lines of business we compete, both domestically and internationally, with asset managers, retail and commercial banks, private banking firms, investment banking firms, brokerage firms and other investment services firms. We face intense competition not only from firms competing locally in particular lines of business, but also from global financial institutions that are comparable to us in size and breadth.
     In addition, the trend towards consolidation in the global financial services industry is creating competitors with broad ranges of product and service offerings, increased access to capital, and greater efficiency and pricing power. We expect these trends to continue and competition to increase in the future. Our competitive strength will depend on the ability of our businesses to adapt quickly to significant market and industry trends.

Our global presence exposes us to
other risks

We operate in over 50 countries, earn income and hold assets and liabilities in many different currencies and are subject to many different legal and regulatory regimes. Changes in local tax or legal regulations may affect our clients’ ability or willingness to do business with us. Country, regional and political risks may increase market and credit risk. Political, economic and social deterioration in a country or region, including local market disruptions, currency crises, the breakdown of monetary controls or terrorism, may adversely affect the ability of clients or counterparties located in that country or region to obtain foreign exchange or credit and, therefore, to satisfy their obligations towards us. As a truly global financial services company, we are also exposed to economic instability in emerging markets. We have a system of controls and procedures to mitigate this risk. A discussion of our country risk controls is provided on page 57 of our Handbook 2003/ 2004. However, if our controls fail to fully identify and respond to country risk, we may suffer a negative impact on our results and financial condition.

Overview

Reconciliation of Adjusted Expected Credit Loss Charged to the Business Groups to
Credit Loss (Expense) / Recovery

CHF million	Adjusted expected credit loss			Credit loss (expense)/recovery
For the year ended	31.12.03	31.12.02	31.12.01	31.12.03	31.12.02	31.12.01

Wealth Management & Business Banking	(131)	(312)	(601)	(75)	(238)	(124)
Investment Bank	(139)	(128)	(112)	(40)	35	(360)
Wealth Management USA	(8)	(13)	(18)	(3)	(15)	(15)
Corporate Center	(2)	(2)	(3)	2	12	1

Total	(280)	(455)	(734)	(116)	(206)	(498)

Balancing item in Corporate Center	164	249	236

results in the Business Groups, they would have no effect on the total Group profit number.

     The most significant of these policies is the allocation of credit loss expense. Internally, the GEB reviews the results of the Business Groups and allocates resources to them based on adjusted expected credit losses. Credit loss expense represents the charges to profit and loss relating to amounts due to UBS from loans and advances, other credit products and off-balance sheet products that are considered impaired or uncollectible. We determine the amount of credit loss expense reported in the Group income statement and in our segment reporting in Note 2a to the Financial Statements based on the credit losses actually incurred. Credit loss expense is the total of net allowances and direct writeoffs less recoveries. In our segment reporting we also disclose a measure of credit loss expense using an expected loss concept, which reflects the average annual cost that is expected to arise on transactions in the current portfolio which become impaired in the future. Over the longer term, the expected loss will equal actual loss, although the latter is more erratic, in both timing and amount.

     To hold the Business Groups accountable for credit losses actually incurred and to encourage risk adjusted pricing, we charge or refund them with the difference between credit loss and expected credit loss, amortized over a three-year period. The sum of the expected loss plus the amortization of the difference from credit loss expense is charged to the Business Groups as adjusted expected credit loss. To reconcile the total of credit loss expense charged to the Business Groups with credit loss expense reported in the consolidated income statement, we record a balancing item in Corporate Center. Please see Note 2a for a more comprehensive discussion of the adjusted expected credit loss concept.
     As a result of adopting the method described above for charging credit loss expense to the Business Groups, the segment result determined on that basis may be materially different from the result based on actual credit loss expense. While the concept requires that each Business Group over time bears the credit loss it actually incurs, a timing difference is introduced.

          UBS Results

UBS Results

UBS Results

[1]	Net profit/average shareholders’ equity less dividends.

[2]	For the EPS calculation, see Note 8 to the Financial Statements.

[3]	Operating expenses/operating income less credit loss expense or recovery.

[4]	Excludes interest and dividend income.

[5]	Wealth Management and Wealth Management USA.

UBS Performance Indicators

For the year ended	31.12.03	31.12.02	31.12.01

RoE (%) [1]	18.2	8.9	11.7

Basic EPS (CHF) [2]	5.72	2.92	3.93

Cost / income ratio (%) [3]	75.2	86.2	80.8

Net new money, wealth management units (CHF billion) [4,5]
Wealth Management	29.7	17.7	23.2
Wealth Management USA	21.1	18.5	33.2

Total	50.8	36.2	56.4

2003

This time last year, we could not have anticipated that 2003 would turn out to be such a positive year for the financial services industry. It was also an excellent year for UBS – the second most profitable in our history. When conditions were difficult at the outset of the year, our results were resilient. As the year progressed, investor sentiment turned increasingly positive and activity levels picked up along with stock market valuations. Helped by this improving environment, we fully captured the resulting revenue opportunities.

     At the same time, we continued to invest in our domestic European wealth management business, and started to reap significant benefits from our expanded investment banking presence, especially in the US and Asia. Another key endorsement of UBS is the trust our clients continue to place in us – shown by the considerable quantity of new assets they invested in our wealth management businesses.
     Overall, all our businesses reported excellent results – despite the difficult market environment in the first half of the year – by clearly focusing on costs and risk while aggressively capturing the revenue opportunities.

Net profit

In 2003, we recorded the second-best annual result since UBS and SBC merged in 1998. All businesses reported a stronger set of results in 2003 than in the previous year. Our net profit in full-year 2003 was CHF 6,385 million, up from CHF 3,535 million in 2002 - an increase of 81%. In 2002, our results were negatively influenced by the CHF 953 million writedown of the value of the PaineWebber brand but benefited from both the sale of private bank Hyposwiss, which resulted in a net gain of CHF 125 million and the divestment of Klinik Hirslanden, a private hospital group with a net gain of CHF 60 million. Excluding the amortization of goodwill and other intangibles and the sale of these subsidiaries, net profit increased 33% in 2003 from 2002. The increase was driven by our tight management of costs and our ability to build market share and capture revenues during the steady recovery in financial markets as the year progressed. In particular, our asset-based revenues recovered from the lows posted in 2002. Our result was further helped by much improved trading opportunities, a gradual improvement in investor sentiment and significantly lower writedowns in our Private Equity business. At the same time, expenses remained under tight control. We recorded reductions in all cost categories compared with 2002, with non-personnel expenses falling below the year 2000 level.

UBS performance indicators

As mentioned in the previous section ‘Analysis of Performance’, we focus on four performance indicators, designed to deliver continually improving returns to our shareholders:
–
Our return on equity for 2003 was 18.2%, up from 8.9% a year ago. This was our best result since the very strong 21.5% return recorded in 2000. The increase reflects our much improved net profit combined with a lower average level of equity resulting from our continued buyback programs. In 2002, the return was boosted by 0.5 percentage points from the Klinik Hirslanden and Hyposwiss divestments, but lowered by 2.4 percentage points through the writedown of the PaineWebber brand. Amortization of goodwill reduced the 2003 ratio by 2.7 percentage points, compared to an effect of 3.1 percentage points in 2002. Excluding these divestment gains and the amortization of goodwill and other intangibles, return on equity increased by 7.0 percentage points.

–
Basic earnings per share (EPS) stood at the highest level since 2000. In 2003, they were CHF 5.72, an increase of CHF 2.80 or 96% from 2002, reflecting the increase in profit as well as the 8% reduction in the average number of shares outstanding due to our continued buyback activities. In 2002, basic EPS was boosted by CHF 0.15 from the Klinik Hirslanden and Hyposwiss divestments, but lowered by CHF 0.79 through the writedown of the PaineWebber brand. Amortization of goodwill reduced basic EPS by CHF 0.84 in 2003, compared to CHF 1.81 in 2002. Excluding these divestment gains and the amortization of goodwill and other intangibles, basic EPS increased by CHF 1.99.

UBS Results

Invested Assets and Net New Money

	Invested assets			Net new money[1]
CHF billion	31.12.03	31.12.02	31.12.01	2003	2002	2001

UBS	2,209	2,037	2,448	61.6	36.9	102.0

Wealth Management & Business Banking
Wealth Management	701	642	728	29.7	17.7	23.2
Business Banking Switzerland	212	205	215	(5.0)	3.7	9.2

Global Asset Management
Institutional	313	274	324	12.7	(1.4)	6.4
Wholesale Intermediary	261	259	325	(5.0)	(6.3)	24.5

Investment Bank	4	3	1	0.9	0.5	0.1

Wealth Management USA	634	584	769	21.1	18.5	33.2

Corporate Center
Private Banks & GAM	84	70	86	7.2	4.2	5.4

1Excludes interest and dividend income.

–
The cost / income ratio was 75.2% in 2003, an improvement from 86.2% in 2002. It stands at its lowest level since PaineWebber became part of UBS. The slight drop in income reflected the difficult market environment in first half 2003 and lower divestment gains. This was more than compensated by a decline in operating expenses due to ongoing cost management initiatives and the downward pressure on compensation ratios. In 2002, the ratio was boosted by 0.6 percentage points from the Klinik Hirslanden and Hypo-swiss divestments, but experienced a 3.6 percentage point negative impact from the PaineWebber writedown. Amortization of goodwill accounted for 2.8 percentage points of the 2003 ratio, compared to an effect of 7.2 percentage points in 2002. Excluding these divestment gains and the amortization of goodwill and other intangibles, the ratio decreased by 6.8 percentage points.

     In full-year 2003, net new money inflows into our Wealth Management businesses totaled CHF 50.8 billion compared with CHF 36.2 billion in 2002. This represents an increase of 40% and corresponds to an annual growth rate of 4.2%. Both the Wealth Management and Wealth Management USA businesses were able to attract more client money in 2003 than in 2002.

Results

Operating income

Total operating income fell slightly to CHF 33,972 million in 2003 from CHF 34,121 million in 2002. The drop was caused by lower asset-based revenues impacted by the low market levels in early 2003, which only started to recover in the second half of the year. Operating income was also affected by the weakening of major currencies against the Swiss franc, including the 13% drop of the US dollar. This was partially offset by higher income from fixed income trading and much lower private equity writedowns. Excluding the divestment gains of CHF 227 million from the sale of Hyposwiss and Klinik Hirslanden in 2002 and CHF 161 million from the sale of Correspondent Services Corporation in 2003, total operating income decreased by CHF 83 million from 2002 compared to 2003.

     Net interest income of CHF 12,299 million in 2003 was 17% higher than the CHF 10,546 million in 2002. Net trading income, at CHF 3,883 million in 2003, declined 30% from CHF 5,572 million a year earlier.
     As well as income from interest margin-based activities (loans and deposits), net interest income includes income earned as a result of trading activities (for example, coupon and dividend income). This component is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, we analyze the total according to the business activities that give rise to the income, rather than by the type of income generated.
     Net income from interest margin products dropped by 4% to CHF 5,077 million in 2003 from CHF 5,275 million in 2002. The result

Net Interest and Trading Income

CHF million				% change from
For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Net interest income	12,299	10,546	8,041	17
Net trading income	3,883	5,572	8,802	(30)

Total net interest and trading income	16,182	16,118	16,843	0

Breakdown by business activity

CHF million				% change from
For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Net income from interest margin products	5,077	5,275	5,694	(4)

Equities	2,464	2,794	3,661	(12)
Fixed income	6,530	6,041	6,294	8
Foreign exchange	1,501	1,500	1,490	0
Other	315	270	84	17

Net income from trading activities	10,810	10,605	11,529	2

Net income from treasury activities	1,415	1,667	1,424	(15)

Other [1]	(1,120)	(1,429)	(1,804)	22

Total net interest and trading income	16,182	16,118	16,843	0

1 Principally external funding costs of the PaineWebber Group, Inc. acquisition.

reflects lower interest margins on client savings and cash accounts, and declining revenues from our diminishing recovery portfolio in Switzerland as well as lower interest revenue on margin loans in the US as we sold our Correspondent Services Corporation (CSC) clearing business. These effects were partially offset by higher mortgages and saving accounts volumes in Switzerland.

     Over the full year, net income from trading activities, at CHF 10,810 million in 2003, was up 2% from CHF 10,605 million a year earlier. Equity trading income of CHF 2,464 million was down 12% from CHF 2,794 million a year earlier. The drop reflected the weakening of most major currencies against the Swiss franc. Excluding currency fluctuations, equity trading revenues increased as the business benefited from improved trading opportunities that followed the strong market recovery. Fixed income trading revenue was CHF 6,530 million in 2003, up 8% from CHF 6,041 million in the same period a year earlier. This increase was due to better performances across our businesses with very strong revenues in our Principal Finance, Mortgage-backed Securities and Derivatives businesses. However, results were also affected by the US dollar’s decline against the Swiss franc and negative revenues of CHF 678 million relating to

Credit Default Swaps (CDS) hedging existing credit exposure in the loan book. In 2002, we recorded a mark to market gain of CHF 226 million on these CDS positions. Our use of CDSs as hedging instruments for our loan book is only one part of our overall management approach to trading credit risk. The Critical accounting policies section on page 15 in this report and the Capital and Risk Management section of our Handbook 2003/2004 contain further information on how we use CDSs to hedge our credit exposure. Over the full year, foreign exchange trading revenues, at CHF 1,501 million, remained virtually unchanged from CHF 1,500 million in 2002.

     Net income from treasury activities, at CHF 1,415 million in 2003, was down 15% from CHF 1,667 million a year earlier. The drop mainly reflected lower income from our invested equity as we continued to buy back shares, as well as a further decline in interest rates. The impact of falling interest rates was partially offset by the diversification of our invested equity into currencies other than Swiss francs.
     In 2003, other net trading and interest income showed negative revenues of CHF 1,120 million compared to negative CHF 1,429 million a year earlier. The improvement was mainly due to lower goodwill funding costs related to the write-

UBS Results

Credit Loss (Expense) / Recovery

CHF million				% change from
For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Wealth Management & Business Banking	(75)	(238)	(124)	68
Investment Bank	(40)	35	(360)
Wealth Management USA	(3)	(15)	(15)	80
Corporate Center	2	12	1	(83)

UBS	(116)	(206)	(498)	44

down of the value of the PaineWebber brand, and lower funding needs for our private equity portfolio.

     Total credit loss expense for UBS in 2003 amounted to CHF 116 million, compared to CHF 206 million in 2002.
     Credit loss expense at Wealth Management & Business Banking amounted to CHF 75 million compared to CHF 238 million in 2002. This exceptionally strong result was achieved despite the negative impact of the Erb Group, a privately held Swiss conglomerate which defaulted in fourth quarter 2003. Our domestic credit portfolio demonstrated strong resilience in a Swiss economic environment which saw an increase in the number of corporate bankruptcies by 13.4% compared to 2002, the highest annual increase in 10 years. The measures taken in recent years to improve the quality of our credit portfolio have resulted in lower levels of new defaults, and our success in managing the impaired portfolio has resulted in a higher than anticipated level of recoveries. In response to an improving economic and political environment in some emerging markets, we were also able to release country allowances relating to our correspondent banking business.

     Outside Switzerland, the global credit environment gradually improved during 2003, especially in the second half of the year, reversing the downward trend observed in the previous two years. Although some concerns regarding sustainability remain, signs of a global economic recovery have increased.
     The Investment Bank experienced credit loss expense of CHF 40 million, compared to credit loss recoveries of CHF 35 million in 2002 and credit loss expense of CHF 360 million in 2001. This continued strong performance was the result of minimal exposures to new defaults plus the recovery of country provisions consistent

Net Fee and Commission Income

CHF million				% change from
For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Security trading and investment activity fees
Underwriting fees	2,354	2,134	2,158	10
Corporate finance fees	761	848	1,339	(10)
Brokerage fees	5,608	5,987	6,445	(6)
Investment fund fees	3,895	4,033	4,276	(3)
Fiduciary fees	241	300	355	(20)
Custodian fees	1,201	1,302	1,356	(8)
Portfolio and other management and advisory fees	3,855	4,065	4,650	(5)
Insurance-related and other fees	355	417	538	(15)

Total securities trading and investment activity fees	18,270	19,086	21,117	(4)

Credit-related fees and commissions	249	275	307	(9)
Commission income from other services	1,087	1,006	946	8

Total fee and commission income	19,606	20,367	22,370	(4)

Brokerage fees paid	1,483	1,349	1,281	10
Other	778	797	878	(2)

Total fee and commission expense	2,261	2,146	2,159	5

Net fee and commission income	17,345	18,221	20,211	(5)

with the more favorable outlook for emerging market economies. For further details on our risk management approach, how we measure credit risk and the development of our credit risk exposures, please see the Capital and Risk Management section in our Handbook 2003/2004.

     At CHF 17,345 million, net fee and commission income in 2003 was 5% lower than CHF 18,221 million in 2002. The drop was mainly due to the weakening of the US dollar and other major currencies against the Swiss franc. Excluding currency effects, net fee and commission income actually increased, with a record result in our underwriting activities. However, our asset-based revenues suffered from the low market levels in early 2003 and only started to recover in the second half of the year. Further, our brokerage revenues only started to rebound as the year progressed, following the gradual rise in market activity levels. Underwriting fees, at their highest level ever, increased 10% from CHF 2,134 million in 2002 to CHF 2,354 million in 2003. Fixed income and equities underwriting revenues increased by 12% and 9% respectively compared to a year earlier, reflecting the improved market conditions. Corporate Finance fees dropped by 10% to CHF 761 million in 2003 from CHF 848 million in 2002, reflecting lower market activity and a drop in overall size of the global fee pool for merger and acquisitions, although we were able to again improve our market share. Net brokerage fees dropped 11% to CHF 4,125 million in 2003 from CHF 4,638 million in 2002. The drop reflects the weakening of the US dollar against the Swiss franc as well as lower client activity, which only recovered in the second half of the year as market activity levels started to improve. The result was further impacted by the sale of our Correspondent Service Corporation (CSC) business. Investment fund fees dropped just 3% to CHF 3,895 million in 2003 from CHF 4,033 million in 2002, reflecting lower asset-based fees. This was partially offset by higher revenues due to the expansion of our alternative and quantitative investment business. Custodian fees, at CHF 1,201 million in 2003, were down 8% from CHF 1,302 million in 2002, principally due to lower market values and, consequently, average asset levels. The 5% fall in portfolio and other management and advisory fees from CHF 4,065 million in 2002 to CHF 3,855 million in 2003 mainly reflects the drop of the US dollar against the Swiss franc and lower management fees resulting from the low market levels at the outset of the year. This was partially offset by higher performance fees. At CHF 355 million in 2003, insurance-related and other fees decreased by 15% from a year earlier, mainly reflecting the weakening of the US dollar.

     Other income was CHF 561 million in 2003 compared with a loss of CHF 12 million a year earlier. The increase was mainly due to a drop in private equity impairment charges, as well as higher disposal gains from our private equity investments. This was partially offset by a reduction in divestment gains from other financial investments as well as a CHF 66 million decline in gains from disposals of associates and subsidiaries (the two 2002 gains of CHF 72 million from Klinik Hirslanden and CHF 155 million from Hyposwiss less 2003’s CSC gain of CHF 161 million). Other income was further impacted by the fall-off in income from Klinik Hirslanden.

Operating expenses

We continued to manage our cost base tightly. Strong cost control measures remain in place and we further streamlined processes and structures across the firm. Total operating expenses fell below their level in 2000. In full-year 2003, they were CHF 25,624 million, down 13% from CHF 29,577 million a year earlier. The drop was influenced by the writedown of the value of the PaineWebber brand in fourth quarter 2002, which resulted in an amortization expense of CHF 1,234 million. Excluding the writedown, expenses declined 10% with drops recorded in all categories of costs. General and administrative expenses fell 14%, reflecting our continuous cost-cutting initiatives, while personnel expenses dropped by 7%. Overall, the decline in expenses was helped by the weakening of the US dollar against the Swiss franc and last year’s sale of Klinik Hirslanden.
     Personnel expenses dropped by 7% to CHF 17,231 million in 2003 from CHF 18,524 million in 2002. The drop was mainly due to the weakening of the US dollar against the Swiss franc. Salary expenses fell due to the 5% reduction in headcount over the period. The drop was further accentuated by lower contractor expenses and retention payments. This was partially offset by higher performance-related compensation expenses that increased in line with our improving revenue, as well as slightly higher con-

UBS Results

Headcount

				% change from
(full-time equivalents)	31.12.03	31.12.02	31.12.01	31.12.02

Wealth Management & Business Banking	26,796	27,841	28,138	(4)
Wealth Management	9,176	9,399	8,918	(2)
Business Banking Switzerland	17,620	18,442	19,220	(4)
Global Asset Management	2,689	2,733	2,704	(2)
Investment Bank	15,550	16,037	15,690	(3)
Investment Banking & Securities	15,500	15,964	15,562	(3)
Private Equity	50	73	128	(32)
Wealth Management USA	18,016	19,563	20,413	(8)
Corporate Center	2,878	2,887	3,040	0

Total	65,929	69,061	69,985	(5)

tributions to retirement plans. Personnel expenses are managed on a full-year basis with final fixing of annual performance-related payments in the fourth quarter. Over the full year, approximately 44% of this year’s personnel expense was paid as bonus or other variable compensation, up from 42% last year. Average variable compensation per head in 2003 was 3% higher than in 2002.

     In full-year 2003, general and administrative expenses, at CHF 6,086 million, were down 14% from CHF 7,072 million a year earlier. Strict cost control in all our businesses led to a drop in nearly all cost categories. The biggest falls were in overall provisions, with major declines in legal and security provisions (2002 included the global charge of CHF 111 million (USD 80 million) related to the US equity research settlement). Administration, IT and telecommunication expenses saw significant drops from our continued cost-saving initiatives, partially offset by slightly higher rent and maintenance expenses as well as professional fees, the latter due to higher project-related costs.
     At CHF 1,521 million in 2002, depreciation fell 10% to CHF 1,364 million in 2003, mainly due to lower IT-related charges, as well as the weakening of the US dollar against the Swiss franc.
     Amortization of goodwill and other intangible assets decreased from CHF 2,460 million in 2002 to CHF 943 million in 2003. The main reason for the drop was because, a year earlier, in 2002, we wrote down the value of the PaineWebber brand name. Excluding that charge, the drop would have been 23%, reflecting the full amortization of some businesses, as well as the strengthening of the Swiss franc against the US dollar.

Tax

We incurred a tax expense of CHF 1,618 million in 2003, up from CHF 678 million in 2002. This corresponds to an effective tax rate of 19.4% in 2003, compared to 2002’s full-year rate 14.9%. The sale of CSC (in second quarter 2003) increased our effective tax rate for the full year by 1.6%. The particularly low 2002 rate was driven by the substantial tax effect of writedown of the value of the PaineWebber brand, lower progressive tax rates in Switzerland, the ability to benefit from tax loss carryforwards in the US and UK and a high proportion of earnings generated in lower tax jurisdictions. The 2003 tax rate was positively influenced by a continued favorable regional profit mix and the successful conclusion of tax audits We believe that an underlying tax rate of around 19–20% continues to be a reasonable indicator for 2004.

Headcount

Headcount, at 65,929 on 31 December 2003, was 5% lower than a year ago. While we have been able to avoid major job cut programs in the last three years, we have closely monitored our cost structure and staffing needs. We have not needed to maintain all our capacity during the recent market downturn and we have continued to improve efficiency and productivity. Therefore, we have gradually reduced headcount across the firm while, at the same time, expanding our capabilities in areas with positive growth potential.

Dividend

The Board of Directors will recommend at the Annual General Meeting on 15 April 2004 that UBS should pay a dividend of CHF 2.60 per share for the 2003 financial year, an increase of 30% or CHF 0.60 from the CHF 2.00 dividend paid at the same time a year earlier for the 2002 financial year.

     If the dividend is approved, the ex-dividend date will be 16 April 2004, with payment on 20 April 2004 for shareholders of record on 15 April 2004.

Balance sheet

Total assets, at CHF 1,386 billion on 31 December 2003, increased by 17% from CHF 1,181 billion on 31 December 2002. The increase was mainly due to higher overall trading activities although that was partially offset by the weakening of the US dollar, which fell by 10% against the Swiss franc in the period. Cash and balances with central banks was CHF 3.6 billion on 31 December 2003, down slightly from CHF 4.3 billion on the same date a year earlier. The drop was mainly due to a decline in our positions held with the Swiss National Bank. Assets due from banks decreased to CHF 31.7 billion on 31 December 2003 from CHF 32.5 billion on 31 December 2002, reflecting lower short-term deposits with third-party banks. Trading-related assets (cash collateral on securities borrowed, trading portfolio assets and reverse repurchase agreements) rose by CHF 191.7 billion between 31 December 2003 and the same date a year earlier. This increase reflects higher trading activities, mainly in the Fixed Income, Rates and Currencies (FIRC) business, especially in the US. Cash collateral on securities borrowed rose by 54% or CHF 74.9 billion in the same period, reflecting an increase in securities lending activities, influenced by our acquisition of ABN AMRO’s US prime brokerage business. Reverse repurchase agreements increased by 9% or CHF 26.5 billion, reflecting higher client and market making activity and a lower level of counter party netting. Trading portfolio assets increased by 24% or CHF 90.3 billion, mirroring higher positions in most products, particularly in mortgage-backed securities and principal finance positions. Loans, net of allowances for credit losses, remained virtually unchanged in the period. Financial investments fell to CHF 5.1 billion on 31 December 2003 from CHF 8.4 billion on the same date a year earlier, mainly reflecting a decrease in money market and debt positions, and reduced equity investments and private equity positions. Goodwill and other intangible assets, at CHF 11.5 billion on 31 December 2003, fell 16% or CHF 2.2 billion from CHF 13.7 billion a year earlier. The drop was mainly due to ongoing amortization, the sale of our CSC clearing business in the US (with its goodwill written down accordingly), as well as the decline of the US dollar against the Swiss franc.

     Total liabilities increased to CHF 1,346 billion on 31 December, up 18% from CHF 1,139 billion a year earlier. Liabilities due to banks jumped by 53% or CHF 44.0 billion, reflecting a high allocation in European Central Bank repo funding at year-end. Trading-related liabilities (cash collateral on securities lent, repurchase agreements and trading portfolio lia-

UBS Results

bilities) increased by CHF 102.9 billion in 2003 from a year earlier, reflecting growth across most sectors of the business. Amounts due to customers increased by 13% or CHF 40.5 billion, as a result of the acquired customer accounts from ABN AMRO’s US prime brokerage business and the launch of UBS Bank USA, where client cash balances previously swept into money market funds are now redirected into FDIC-insured deposit accounts. Debt issued decreased by CHF 9.2 billion to CHF 120.2 billion on 31 December 2003, reflecting a decrease in commercial paper issuance as the bank funded more in the interbank market and on a collateralized basis. Our long-term debt rose to CHF 62.1 billion on 31 December 2003 from CHF 56.6 billion a year earlier, reflecting attractive market conditions for new issuance of bonds and structured funding products. We believe the maturity profile of our long-term debt portfolio balances well and matches the maturity profile of our assets. For further details, please refer to Note 18 to the Financial Statements. Minority interests increased by 15% to CHF 4.1 billion on 31 December 2003 as we issued an additional USD 300 million (CHF 372 million) in trust preferred securities.

     Shareholders’ equity decreased by CHF 3.5 billion, or 9%, between 2003 and 2002, due to the dividend payment and the increase in treasury shares due to our continuous share buy-back programs offsetting retention of our 2003 net profit.

Contractual obligations

The table below summarizes our contractual obligations as of 31 December 2003. All contracts, with the exception of purchase obligations (those where we are committed to purchase determined volumes of goods and services), are either recognized as liabilities on our balance sheet or, in the case of operating leases, are disclosed in Note 26 to the Financial Statements.

     The following liabilities recognized on the balance sheet are excluded from the table because we do not consider these obligations as contractual: provisions, current and deferred tax liabilities, liabilities to employees for equity participation plans, settlement and clearing accounts and amounts due to banks and customers.
     With purchase obligations, we have excluded our obligation to employees under the mandatory notice period, during which we are required to pay employees contractually agreed salaries. We believe that these amounts are not included in the definition of contractual purchase obligations.

Off-balance sheet arrangements

In the normal course of business, UBS enters into arrangements that, under IFRS, are not recognized on the balance sheet and do not affect the income statement. These types of arrangements are kept off-balance sheet as long as UBS does not incur an obligation from them or become entitled to an asset itself. As soon as an obligation is incurred, it is recognized on the balance sheet, with the resulting loss recorded in the income statement. It should be noted, however, that the amount recognized on the balance sheet does not, in many instances, represent the full loss potential inherent in such arrangements.

     For the most part, the arrangements discussed below either meet the financial needs of customers or offer investment opportunities through entities that are not controlled by UBS. The importance of such arrangements to us, with respect to liquidity, capital resources or market and credit risk support, is minimal. We do not rely on such arrangements as a major source of revenue nor have we incurred significant expens-

Contractual Obligations

	Payment due by period
	Less than			More than
CHF million	1 year	1-3 years	3-5 years	5 years

Long-term debt	7,598	18,828	14,719	20,977
Capital lease obligations	64	147	130	0
Operating leases	876	1,477	1,227	3,992
Purchase obligations	937	594	169	11
Other long-term liabilities	267	1	0	6

Total	9,742	21,047	16,245	24,986

es in the past and we do not expect to do so in the future. The following paragraphs discuss four distinct areas of off-balance sheet arrangements as of 31 December 2003 and any potential obligations that may arise from them.

Guarantees

In the normal course of business, we issue various forms of guarantees to support our customers. These guarantees are kept off-balance sheet unless a provision is needed to cover probable losses. The contingent liabilities arising from these guarantees are disclosed in Note 25, Commitments and Contingent Liabilities, to the Financial Statements. In 2003, the level of our contingent liabilities from guarantees fell compared to a year earlier. Fee income earned from issuing guarantees is not material to our total revenues. Losses incurred under guarantees were insignificant for each of the last three years.

Retained interests

UBS also sponsors the creation of Special Purpose Entities (SPEs) that facilitate the securitization of acquired residential and commercial mortgage loans and related securities. We also securitize customers’ debt obligations in transactions that involve SPEs which issue collateralized debt obligations. A typical securitization transaction of this kind would involve the transfer of assets into a trust or corporation in return for beneficial interests in the form of securities. Generally, the beneficial interests are sold to third parties shortly after the securitization. We do not provide guarantees or other forms of credit support to these SPEs. Assets are no longer reported in our consolidated financial statements as soon as their risk or reward is transferred to a third party. For further discussion of our securitization activities, see Note 34, Sales of Financial Assets in Securitizations.

Derivative instruments recorded in
shareholders’ equity

We have no derivative contracts linked to our own share that are accounted for as equity instruments. All derivative contracts linked to our share are accounted for as derivative instruments and are carried at fair value on the balance sheet under positive replacement values or negative replacement values.

Variable Interest Entities (VIE)

Under US GAAP, VIEs are entities where the voting interests are not substantive, or differ significantly from economic interests. If UBS, together with its related parties (which includes all employees of UBS), bears more than 20% of a VIE’s expected residual losses, expected residual gains, or both, it holds a significant variable interest in that entity. If UBS bears the majority of the expected residual losses or gains, it is considered to be the primary beneficiary. More detailed information is provided in Note 41 to the Financial Statements.
     Below is a summary of the obligations that UBS bears in relation to such entities, in so far as they are not consolidated in UBS’s primary consolidated Financial Statements under IFRS, using ‘maximum exposure to loss’ as a measure to quantify the potential obligations arising out of these arrangements.

VIEs in which UBS is the primary beneficiary

UBS has established VIEs prior to 1 February 2003, including entities which hold UBS shares or derivatives on UBS shares for employee equity compensation trusts and leveraged investments available to key employees. The maximum exposure to loss of these VIEs is approximately CHF 5.6 billion. This consists of the total assets of the VIEs (which are not consolidated under IFRS or US GAAP) of CHF 5.1 billion and an additional amount of CHF 426 million which UBS might be obligated to invest as part of the contractual obligation to the leveraged investment of key employees. Since 31 January 2003, UBS has established VIEs with total assets of approximately CHF 4.1 billion for which the maximum exposure to loss is approximately CHF 481 million. We believe, however, that the probability of suffering the maximum amount of loss from the above VIEs is remote.

VIEs in which UBS has a significant interest,
but is not the primary beneficiary

UBS has identified that it holds significant variable interests in other VIEs. It is estimated that the total assets of such VIEs amount to approximately CHF 1.9 billion, and that UBS has a maximum exposure to loss of approximately CHF 593 million in relation to these VIEs. The latter amount relates only to amounts that UBS

UBS Results

has actually invested into the entities in question, as there are no additional contractual obligations. Again, we believe that the probability of suffering the maximum loss from these VIEs is remote.

VIEs in which UBS may hold a significant variable
interest, or be the primary beneficiary

In addition to the VIEs noted above, UBS has identified other VIEs established prior to 1 February 2003, which are still being assessed. UBS holds at least a significant variable interest in these VIEs. Once the assessment is complete, it may be determined that UBS is the primary beneficiary for a portion of them. These VIEs are currently not consolidated under IFRS or US GAAP. It is estimated that the total assets of these VIEs amounts to CHF 4.5 billion, and that UBS has a maximum exposure to loss of CHF 253 million in relation to these VIEs. The latter amount relates only to amounts that UBS has actually invested into the entities in question, as there are no additional contractual obligations. Again, we believe that the probability of suffering the maximum loss from these VIEs is remote.

Cash flows

In the full year to 31 December 2003, cash and cash equivalents decreased by CHF 9.0 billion, principally as a result of financing activities, which generated negative cash flows of CHF 13.3 billion. Significant cash outflows resulted from CHF 14.7 billion in repayments of money market paper, CHF 6.8 billion from movements in treasury shares and derivative activity in own equity, and CHF 2.3 billion from dividends paid. Issuance of long-term debt of CHF 23.6 billion and repayments of CHF 13.6 billion brought a net cash inflow of CHF 10.0 billion. When compared to 2002, cash outflows from financing activities fell by approximately CHF 19 billion. The main reasons for the reduced outflows were an approximate CHF 12 billion decline in repayments of money market paper and higher net inflows of roughly CHF 8 billion in both issuance and repayment of long-term debt. Increased buybacks of treasury shares in 2003, coupled with a higher average price for our shares, resulted in a higher cash outflow of approximately CHF 1.2 billion in 2003.

Operating cash inflows (before changes in operating assets and liabilities and income taxes paid) amounted to CHF 9.1 billion, an increase of CHF 944 million from 2002. While net profit in 2003 was CHF 2.9 billion higher than a year earlier, we had considerably higher non-cash expenses in 2002, which reduce net profit but do not affect cash flow. Notably, amortization of goodwill and intangible assets was CHF 1.5 billion higher in 2002 than in 2003. The main reason was the writedown of the value of the PaineWebber brand name of CHF 1,234 million, but the US dollar exchange rate, which was higher in 2002 against most currencies than it was last year, also contributed to the difference. The other two items were deferred tax expense and gains or losses from investing activities included in net profit. In 2003, we had deferred tax expenses of CHF 514 million, attributable to a range of sources generating taxable temporary differences. In 2002, we had a deferred tax benefit of CHF 509 million, to which the release of deferred tax liabilities related to the PaineWebber brand name was the largest single contributor.

     Cash of CHF 88.2 billion was used to fund the net increase in operating assets, while a net increase in operating liabilities generated cash inflows of CHF 83.6 billion. The comparative amounts in 2002 were much smaller, primarily reflecting a pick-up in activities in 2003 related to the rebound of the financial markets. Payments to tax authorities were CHF 1.1 billion, an increase of CHF 532 million compared to 2002.
     Investing activities generated cash inflow of CHF 1.5 billion. Divestments of financial investments contributed CHF 2.3 billion while the sale of CSC clearing business and a few smaller subsidiaries and associates generated CHF 834 million. Purchases of property and equipment amounted to CHF 1.4 billion, of which the largest portion was spent for IT, software and communication equipment. Comparative amounts in 2002 did not deviate materially from the current year.

Outlook

Having successfully navigated the turbulent down-markets of the last few years with no unpredictable changes in our profitability, our strategy, or our staffing levels, we now enter what seem likely to be calmer waters with, we believe, the full confidence of our clients, our employees and our shareholders. Our businesses are all performing extremely well. And while, of course, we cannot predict with certainty whether markets will continue in their friendly mood, we are committed to again securing for our investors the best possible returns in 2004.

2002

Net profit

UBS’s 2002 net profit was CHF 3,535 million, a 29% decline from CHF 4,973 million in 2001. In 2002, profit was affected by the non-cash write-down of the value of the PaineWebber brand, which reduced after-tax profit by 21%, and the impact from sales of the Hyposwiss and Klinik Hirslanden subsidiaries, which added 6% to profit. Excluding the amortization of goodwill and other intangibles and the sale of these subsidiaries, net profit fell 12% between 2002 and 2001.

UBS performance indicators

We focus on four performance indicators, designed to deliver continually improving returns to our shareholders:
–
Our return on equity for 2002 was 8.9%, down from 11.7% in 2001. The return was boosted by 0.5 percentage points by the divestments of Klinik Hirslanden and Hyposwiss, but lowered by 2.4 percentage points through the writedown of the value of the PaineWebber brand. Amortization of goodwill and intangible assets reduced the 2002 ratio by 3.1 percentage points, equal to the effect of 2001. Excluding the effects of these divestment gains and the PaineWebber brand writedown, returns fell by 0.9 percentage points. The lower average level of equity, which fell 6% because of our ongoing share buyback programs, partially offset the market-related decline in earnings of 29%.

–
Basic earnings per share (EPS) for 2002 were CHF 2.92, a decline of 26% from 2001. Basic EPS was boosted by CHF 0.15 by the divestments of Klinik Hirslanden and Hyposwiss, but lowered by CHF 0.79 through the write-down of the value of the PaineWebber brand.

Amortization of goodwill and intangible assets reduced basic EPS by CHF 0.24 percentage points, equal to the effect of 2001. Excluding the effects of these divestment gains and the PaineWebber brand writedown, basic EPS fell by CHF 0.37. The decline in profit was partially offset by the reduced average number of shares outstanding. Without the buyback programs, our earnings per share in 2002 would have been 9% lower.

–
The cost / income ratio increased to 86.2% from 80.8%. The ratio was boosted by 0.6 percentage points by the divestments of Klinik Hirslanden and Hyposwiss, but impacted by 3.7 percentage points through the writedown of the value of the PaineWebber brand. Amortization of goodwill and intangible assets impacted the 2002 ratio by 7.2 percentage points. Excluding the effects of these divestment gains, and the amortization of goodwill and other intangible assets, the ratio decreased by 2.2 percentage points. Excluding the writedown, operating expenses actually dropped 7%, reflecting our ongoing cost initiatives across all businesses. Yet it could not fully counteract the drop in revenues due to the declining market activity levels and subdued levels of transactional and corporate activity as well as private equity writedowns.

     Net new money in the wealth management units (Wealth Management and Wealth Management USA) dropped from CHF 56.4 billion in 2001 to CHF 36.2 billion in 2002. The drop was mainly due to difficult market conditions, which were accentuated by the Italian tax amnesty.

Results

Operating income

Total operating income fell to CHF 34,121 million in 2002 from CHF 37,114 million in 2001. The 2002 result was influenced by the divestment gains of Hyposwiss and Klinik Hirslanden. Excluding these gains, total operating income dropped 9% from 2001. The decline was mainly due to the difficult market environment, less favorable trading conditions and weakening investor sentiment. Falling market levels affected asset-based revenues while our private equity business continued to record losses due to poor valuation and exit conditions in 2002.

UBS Results

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
     Net income from interest margin products was CHF 5,275 million in 2002, down 7% from CHF 5,694 million in 2001, mostly reflecting lower interest margins on savings and cash accounts, as well as mortgages because of the extremely low interest rate environment. This was accentuated by the decline of the US dollar and the euro, which caused the Swiss franc equivalent of US dollar interest rate revenues to drop.
     In 2002, net income from trading activities fell by 8% from CHF 11,529 million in 2001 to CHF 10,605 million in 2002. Equities revenues, at CHF 2,794 million in 2002, dropped from 2001, reflecting worsening market conditions and lower client activity, although we recorded better results in our US equity business, where we continue to gain market share. At CHF 6,041 million in 2002, fixed income trading revenues were lower than in 2001, when they benefited from a buoyant trading environment following coordinated interest rate cuts by major central banks in the second half of 2001. This change in environment and lower revenues from our Investment Grade Credit and High Yield businesses were partially offset by better results in our Principal Finance and Emerging Market businesses. Additionally, the 2002 trading result of our fixed income business profited from unrealized gains of CHF 226 million relating to credit default swaps (CDS) hedging existing credit exposures in the loan book. Our use of CDSs as hedging instruments for our loan book is only one part of our overall management approach to trading credit risk. In 2002, our foreign exchange trading revenues, at CHF 1,500 million, increased slightly, due to increased volumes and spreads.

     Net income from treasury activities was CHF 1,667 million in 2002, an increase of 17% from 2001, reflecting higher income from our invested equity, a drop in funding costs as well as higher unrealized gains on derivatives used to economically hedge interest rate risk related to structured notes issued.

     Other net trading and interest income showed a loss of CHF 1,429 million in 2002 compared to a loss of CHF 1,804 million in 2001. This drop was mainly due to lower goodwill funding costs, reflecting the weakening of the US dollar against the Swiss franc, lower funding costs for our private equity portfolio as well as the reclassification of some revenues previously reported as income from trading activities.
     In 2002, credit loss expenses totaled CHF 206 million compared to CHF 498 million in 2001. Throughout 2002, the global credit environment continued the downward trend observed in 2001. Concerns regarding the sustainability of the global economic recovery increased. The outlook for corporate profits weakened that year as geopolitical tension rose. Financial market developments were characterized by a heightened aversion to risk among investors, an increasingly pronounced tiering of credit quality, resulting in higher-risk corporate and sovereign borrowers facing increasingly difficult financing conditions.
     Net fee and commission income for 2002 was CHF 18,221 million, a decline of 10% compared to 2001, due to a drop in most revenue categories.
     Underwriting fees, at CHF 2,134 million, dropped only 1% from 2001, reflecting the strong revenues from our fixed income business, which increased by 67% compared to 2001. However, this was offset by a much lower result in our equity underwriting business due to the lower market activity.
     Corporate Finance fees fell by 37% to CHF 848 million, reflecting lower market activity and a significant drop in the global fee pool in 2002 compared to 2001. Despite that, we were again able to improve our market position, increasing our 2002 share of the market to 5.0% from 4.4% in 2001.
     Net brokerage fees dropped by 10% to CHF 4,638 million in the period due to much lower client activity in 2002, reflecting the more difficult market environment. However, we increased our market share as overall market volumes decreased at a sharper rate.

     Investment fund fees remained resilient and dropped just 6% to CHF 4,033 million. The drop was partially due to the lower asset base reflecting much lower markets, and falling sales-based commissions with investors reluctant to commit to new investments.
     Custodian fees, at CHF 1,302 million in 2002, were down 4% from CHF 1,356 million, principally due to lower market values and, consequently, average asset levels.
     The drop in portfolio and other management and advisory fees from CHF 4,650 million in 2001 to CHF 4,065 million in 2002 reflected lower average asset levels and third-party fees resulting from the difficult market environment.
     At CHF 417 million in 2002, insurance- related and other fees decreased by 22% from 2001. This drop was mainly due to a decrease in insurance sales volumes in Wealth Management USA mirroring the more difficult market environment.
     Credit-related fees and commissions dropped by 10% from CHF 307 million to CHF 275 million reflecting lower revenues from guarantees as well as a drop in revenues from documentary credits.
     Other income showed a loss of CHF 12 million compared to a gain of CHF 558 million in 2001. Higher impairment charges for private equity investments and other financial investments were only partially offset by gains from disposals of financial investments and of the Klinik Hirslanden and Hyposwiss subsidiaries.

Operating expenses

In 2002, total operating expenses, at CHF 29,577 million, decreased by 3% from CHF 30,396 million in 2001. The fall was because of lower personnel expenses, as well as declining general and administrative expenses, reflecting our ability to adjust our costs in line with revenue developments. The decline was accentuated by the fall of the US dollar, UK sterling and euro against the Swiss franc. This drop was partially offset by the CHF 1,234 million charge for the writedown of the PaineWebber brand. Without the writedown, the drop in total operating expenses would have been 7%.
     Personnel expenses dropped by 7% to CHF 18,524 million in 2002 on much lower performance-related compensation expenses and lower salaries, and a reduction in headcount, especially in Wealth Management USA and Business Banking Switzerland. The drop was further accentuated by lower recruitment, training and contractor costs across the firm, reflecting our continued cost control initiatives. Finally, the result was helped by a weaker US dollar against the Swiss franc. In 2002, approximately 42% of personnel expenses were bonus or other variable compensation, down from 43% in 2001. Average variable compensation per head in 2002 was 8% lower than in 2001. We did not build up any significant overcapacity during the peak of the last business cycle, and have therefore been able to reduce headcount gradually as economic conditions weakened – without resorting to drastic cuts. UBS headcount dropped by 924 from 69,985 to 69,061, as we streamlined processes and structures at the same time as we expanded our capabilities in areas with positive growth potential.

     In 2002, general and administrative expenses, at CHF 7,072 million, were down from CHF 7,631 million in 2001. Strict cost control in all our businesses led to a drop in nearly all cost categories. The biggest declines were in telecommunication, IT, outsourcing and branding expenses. This was partially offset by higher legal and security provisions including a global settlement charge of CHF 111 million (USD 80 million) regarding equity research in the US.
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

Tax

We incurred a tax expense of CHF 678 million in 2002, down from CHF 1,401 million in 2001. This corresponds to an effective tax rate of 15% in 2002, well below 2001’s rate of 21%. The decline was mainly driven by the substantial tax effect of the writedown of the value of the PaineWebber brand, significantly lower progressive tax rates in Switzerland, the ability to benefit from tax loss carry-forwards in the US and UK and a higher proportion of earnings generated in lower tax jurisdictions.

UBS Results

PaineWebber merger-related costs

In 2002, UBS incurred amortization expenses of CHF 2,005 million on goodwill and intangible assets resulting from the acquisition of Paine Webber, while funding costs amounted to CHF 988 million. The amortization includes a non-cash writedown of CHF 1,234 million for the PaineWebber brand name that had been held as an intangible asset on our balance sheet. The writedown was due to a strategic decision announced in November 2002 to move all our businesses to the single UBS brand in June 2003. After the writedown, the remaining Paine Webber-related intangible assets on our balance sheet amount to CHF 2,334 million. These intangibles continue to be carried net of tax.
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

Dividend

On 23 April 2003, we paid a dividend of CHF 2.00 per share to our shareholders for the financial year 2002, a level on par with 2001’s CHF 2.00 distribution (which was distributed in a tax-efficient way).

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
     Investing activities generated cash inflow of CHF 1,381 million. Divestments of financial investments contributed CHF 2,153 million while the sale of Hyposwiss and Klinik Hirslanden brought in CHF 984 million, both partially offsetting the CHF 1,763 million of cash outflow for the purchase of property and equipment.

          Business Group Results

Review of Business Group Performance
Wealth Management & Business Banking

Wealth Management & Business Banking

Georges Gagnebin
Chairman, Wealth
Management & Business Banking

Marcel Rohner
CEO, Wealth Management &
Business Banking

In 2003, Wealth Management’s pre-tax profit was CHF 2,609 million, a 4% increase from 2002. Strong inflows in most markets resulted in net new money rising to CHF 29.7 billion from CHF 17.7 billion. Business Banking Switzerland’s profit before tax rose 9% to CHF 2,153 million in 2003, with operating expenses falling a further 8% – to the lowest level since 1999.

Business Group Reporting

CHF million, except where indicated				% change from
For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Income	12,052	12,184	12,782	(1)
Adjusted expected credit loss [1]	(131)	(312)	(601)	(58)

Total operating income	11,921	11,872	12,181	0

Personnel expenses	4,584	4,596	4,558	0
General and administrative expenses	2,116	2,251	2,319	(6)
Depreciation	384	448	568	(14)
Amortization of goodwill and other intangible assets	75	97	100	(23)

Total operating expenses	7,159	7,392	7,545	(3)

Business Group performance before tax	4,762	4,480	4,636	6

Additional information
Regulatory equity allocated (average)	8,750	8,600	9,150	2
Cost / income ratio (%) [2]	59	61	59
Fair value of employee stock options granted [3]	64	92		(30)

1 In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business Groups (see Note 2 to the Financial Statements).   2 Operating expenses/income.   3 For informational purposes only. These pre-tax amounts have not been recorded in the Income statement. For details on the fair value calculation, refer to Note 32e to the Financial Statements.

Wealth Management

[1]	In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business Groups (see Note 2 to the Financial Statements).

[2]	Excludes interest and dividend income.

[3]	Income/average invested assets.

[4]	Operating expenses/income.

[5]	Operating expenses less expenses for the European wealth management initiative/income less income for the European wealth management initiative.

[6]	For informational purposes only. These pre-tax amounts have not been recorded in the Income statement. For details on the fair value calculation, refer to Note 32e to the Financial Statements.

Business Unit Reporting

CHF million, except where indicated				% change from
For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Income	6,797	6,690	6,990	2
Adjusted expected credit loss [1]	(4)	(26)	(34)	(85)

Total operating income	6,793	6,664	6,956	2

Personnel expenses	1,944	1,869	1,680	4
General and administrative expenses	2,083	2,092	1,923	0
Depreciation	82	93	103	(12)
Amortization of goodwill and other intangible assets	75	97	100	(23)

Total operating expenses	4,184	4,151	3,806	1

Business unit performance before tax	2,609	2,513	3,150	4

Performance Indicators
Invested assets (CHF billion)	701	642	728	9
Net new money (CHF billion) [2]	29.7	17.7	23.2

Gross margin on invested assets (bps) [3]	101	97	96	4

Cost / income ratio (%) [4]	62	62	54
Cost / income ratio excluding the European wealth management initiative (%) [5]	53	55	48

Client advisors (full-time equivalents)	3,300	3,001	2,681	10

International Clients
Income	4,734	4,640	4,792	2

Invested assets (CHF billion)	491	447	492	10
Net new money (CHF billion) [2]	29.7	20.2	21.8

Gross margin on invested assets (bps) [3]	101	98	98	3

European wealth management initiative (part of International Clients)
Income	267	186	140	44

Invested assets (CHF billion)	46	28	16	64
Net new money (CHF billion) [2]	10.8	7.6	5.6

Client advisors (full-time equivalents)	672	551	370	22

Swiss Clients Income	2,063	2,050	2,198	1

Invested assets (CHF billion)	210	195	236	8
Net new money (CHF billion) [2]	0.0	(2.5)	1.4

Gross margin on invested assets (bps) [3]	102	95	92	7

Additional information				% change from
As at	31.12.03	31.12.02	31.12.01	31.12.02

Client assets (CHF billion)	884	788	886	12
Regulatory equity allocated (average)	2,650	2,900	3,300	(9)
Fair value of employee stock options granted [6]	37	54		(31)
Headcount (full-time equivalents)	9,176	9,399	8,918	(2)

Review of Business Group Performance
Wealth Management & Business Banking

Components of operating income

Wealth Management derives its operating income principally from:
–	fees for financial planning and wealth management services;
–	fees for investment management services; and
–	transaction-related fees.

Wealth Management’s fees are based on the market value of invested assets and the level of transaction-related activity. As a result, operating income is affected by such factors as fluctuations in invested assets, changes in market conditions, investment performance and inflows and outflows of client funds.

2003

Performance indicators

In full-year 2003, net new money inflows totaled CHF 29.7 billion, up 68% from CHF 17.7 billion in 2002. The excellent performance was due to strong inflows into our European wealth management business as well as significant inflows from clients in Asia and Eastern Europe.

     Invested assets, at CHF 701 billion on 31 December 2003, were up 9% from CHF 642 billion a year earlier, mainly due to the recovery in global equity markets during the second half of the year, as well as the strong inflows of net new money. That more than compensated for the 10% fall in the US dollar against the Swiss franc in 2003, which had a direct impact on the value of Wealth Management’s invested assets, 37% of which are denominated in US dollars.

     The average asset base in 2003 was lower in comparison to 2002 as asset levels were unusually depressed at the beginning of the year. In contrast, revenues increased due to higher non-recurring income, which was positively influenced by higher trading and brokerage income and a gain on disposal of our participation in Deutsche Börse. The gross margin on invested assets was 101 basis points in 2003, up 4 basis points from 97 basis points a year earlier.

     The cost / income ratio remained unchanged at 62%, with higher non-recurring revenues offsetting the increased costs from rising personnel expenses. Goodwill amortization accounted for 1.1 percentage point of the 2003 cost / income ratio. Excluding the European wealth management business, the cost / income ratio fell to 53% in 2003 from 55% a year earlier.

European wealth management

Our European wealth management business continued to make significant progress. After three years of intense effort, the total level of invested assets in Germany, France, UK, Spain and Italy reached CHF 46 billion.

     With a particularly good performance in the UK and Germany, the inflow of net new money in 2003 was CHF 10.8 billion, up 42% from the year-earlier intake of CHF 7.6 billion. The result reflects an annual net new money inflow rate of 39% of the underlying asset base.

     The level of invested assets reached a record CHF 46 billion on 31 December 2003, up from CHF 28 billion a year earlier, reflecting healthy inflows of net new money, our acquisition of the French business of Lloyds TSB and positive markets.

     In full-year 2003, income from our European wealth management business was CHF 267 million, up 44% or CHF 81 million from a year earlier, reflecting the growing asset and client base.
     In 2003, the number of client advisors increased by 121 (including 21 client advisors from the French business of Lloyds TSB), bringing the total on 31 December 2003 to 672. We remain commit-

ted to growing our presence in our European target markets and will continue to invest in qualified advisory staff at a rate determined by the market environment and business opportunities.

Results

Wealth Management’s full-year 2003 pre-tax profit, at CHF 2,609 million, increased 4% from 2002 on the financial market recovery in the second half of the year, which resulted in higher revenues.

Operating income

Full-year 2003 total operating income was CHF 6,793 million, up 2% from CHF 6,664 million in 2002. Recurring income decreased 2% on declining asset-based revenues, reflecting the lower average asset base in 2003. Non-recurring income increased 11% on the Deutsche Börse disposal gain and as trading and brokerage revenues went up because of higher client activity levels in the second half of the year.

Operating expenses

At CHF 4,184 million, full-year operating expenses for 2003 were up 1% from CHF 4,151 million

Review of Business Group Performance
Wealth Management & Business Banking

a year earlier, reflecting our investments in the European wealth management business and higher personnel expenses. Personnel expenses rose 4% to CHF 1,944 million in 2003 compared to a year earlier, mainly due to an increased severance payments as well as slightly higher performance-related compensation. General and administrative expenses in 2003, at CHF 2,083 million, were almost unchanged from 2002, as our ongoing tight management of costs more than offset the investments in our European wealth management business. Full-year depreciation was CHF 82 million in 2003, down 12% from a year earlier because of lower charges for information technology equipment, which is increasingly being leased instead of bought. Goodwill amortization was CHF 75 million in 2003, down 23% from 2002 mainly due to the weakening of the US dollar against the Swiss franc.

Headcount

Headcount, at 9,176 on 31 December 2003, decreased by 223 from 31 December 2002. Although we continued to hire client advisors, we reduced headcount in non-client facing areas as we continued to streamline processes and structures. In 2003, the number of client advisors increased to 3,300, up 10% from a year earlier.

2002

Performance indicators

In 2002, net new money inflows totaled CHF 17.7 billion, down from the 2001 result of CHF 23.2 billion. International clients invested net new money of CHF 20.2 billion in 2002, down by only CHF 1.6 billion from 2001 despite the Italian tax amnesty. This excellent underlying result in these difficult markets was due to the continued success of our European wealth management business as well as significant inflows from clients in Asia and the Americas.

     In the year to 31 December 2002, invested assets fell 12% to CHF 642 billion, mainly due to the steep drop in global equity markets as well as the 17% drop in the US dollar against the Swiss franc. Some 39% of Wealth Management’s invested assets were denominated in US dollars.
     Gross margin on invested assets remained resilient and rose by 1 basis point to 97 basis points. Assets as well as revenues fell in 2002 from the already depressed 2001 levels.
     In full-year 2002, the cost / income ratio rose from 54% in 2001 to 62% in 2002, reflecting the ongoing investment in our European wealth management business as well as the strong decline in asset-based revenues. Goodwill amortization accounted for 1.4 percentage points of the 2002 cost / income ratio. Excluding the European wealth management business, our cost / income ratio increased from 48% in 2001 to 55% in 2002.

European wealth management

Net new money inflows into our domestic European network for full-year 2002 was CHF 7.6 billion, up 36% from 2001’s intake of CHF 5.6 billion. The result in 2002 reflects an annual net new money inflow rate of 48% of the underlying asset base. For full-year 2002, income from our European wealth management business was CHF 186 million, 33% or CHF 46 million above the 2001 level. The number of client advisors increased in 2002 by 181, bringing the total on 31 December 2002 to 551.

Results

Wealth Management’s full-year 2002 pre-tax profit, at CHF 2,513 million, fell 20% from 2001 due to the steep decline in asset-based revenues which could not be fully offset by cost reductions as we continue to invest in our European wealth management business. Personnel as well as general and administrative expenses increased due to this strategic initiative.

Operating income

Full-year 2002 total operating income was CHF 6,664 million, down 4% from CHF 6,956 mil-

lion in 2001. Both non-recurring transaction revenues and recurring asset-based revenues fell from 2001.

Operating expenses

At CHF 4,151 million, full-year operating expenses for 2002 rose 9% from 2001, reflecting investments in our European wealth management business. Both personnel expenses, which rose 11% to CHF 1,869 million, as well as general and administrative expenses, up 9% at CHF 2,092 million, increased chiefly because of these investments. Full-year depreciation fell in 2002 by 10% to CHF 93 million because of lower charges for information technology equipment, which is increasingly being leased instead of bought, while goodwill amortization was CHF 97 million, down 3% from 2001.

Headcount

Headcount, at 9,399 on 31 December 2002, increased by 481, mainly due to the hiring of experienced client advisors for the build-up of the European wealth management activities. Overall, the number of client advisors increased by 12% to 3,001 at the end of 2002.

Review of Business Group Performance
Wealth Management & Business Banking

Business Banking Switzerland

Business Unit Reporting

CHF million, except where indicated				% change from
For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Income	5,255	5,494	5,792	(4)
Adjusted expected credit loss [1]	(127)	(286)	(567)	(56)

Total operating income	5,128	5,208	5,225	(2)

Personnel expenses	2,640	2,727	2,878	(3)
General and administrative expenses	33	159	396	(79)
Depreciation	302	355	465	(15)
Amortization of goodwill and other intangible assets	0	0	0

Total operating expenses	2,975	3,241	3,739	(8)

Business unit performance before tax	2,153	1,967	1,486	9

Performance Indicators
Invested assets (CHF billion)	212	205	215	3
Net new money (CHF billion) [2]	(5.0)	3.7	9.2

Cost / income ratio (%) [3]	57	59	65

Non-performing loans / gross loans (%)	3.2	3.6	4.8
Impaired loans / gross loans (%)	4.6	6.0	7.7

Additional information				% change from
As at or for the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Deferral included in adjusted expected credit loss [1]	383	240	115	60
Client assets (CHF billion)	622	494	544	26
Regulatory equity allocated (average)	6,100	5,700	5,850	7
Fair value of employee stock options granted [4]	27	38		(29)
Headcount (full-time equivalents)	17,620	18,442	19,220	(4)

1  In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business Groups (see Note 2 to the Financial Statements).   2  Excludes interest and dividend income.   3  Operating expenses/income.   4  For informational purposes only. These pre-tax amounts have not been recorded in the Income statement. For details on the fair value calculation, refer to Note 32e to the Financial Statements.

Components of operating income

Business Banking Switzerland derives its operating income principally from:
–	net interest income from its loan portfolio and customer deposits;
–	fees for investment management services;
–	transaction fees.

As a result, operating income is affected by movements in interest rates, fluctuations in invested assets, client activity levels, investment performance, changes in market conditions and the credit environment.

2003

Performance indicators

In full-year 2003, the cost / income ratio was a record low 57%, two percentage points below the previous year’s ratio of 59%, reflecting total operating expenses dropping to their lowest level since 1999.

     Invested assets rose to CHF 212 billion in 2003 from CHF 205 billion a year earlier as positive market developments were only partially offset by the weakening of the US dollar against the Swiss franc and outflows of net new money. Net new money was negative CHF 5.0 billion in 2003 compared to an inflow of CHF 3.7 billion in 2002, as corporate clients continued to make transfers from short-term deposits to current accounts, which are not classified as invested assets. We will in future no longer classify assets from corporate clients (except for pension funds) as invested assets. This change will reduce invested assets by approximately CHF 75 billion.

     Business Banking Switzerland’s loan portfolio was CHF 139 billion on 31 December 2003, unchanged from a year earlier, as an increase in volumes of private client mortgages was offset by declining volumes in the corporate clients area and a further reduction in the recovery portfolio to CHF 6.4 billion on 31 December 2003 from CHF 8.6 billion a year earlier. This positive development was also reflected in the key credit quality ratios: the non-performing loan ratio improved to 3.2% from 3.6%, while the ratio of impaired loans to gross loans was 4.6% compared to 6.0% in 2002.
     Full-year interest income in 2003 was below 2002, mainly due to lower interest margins on savings and cash accounts as well as lower revenues from our reduced recovery portfolio. This was partially offset by higher mortgage and saving account volumes.

Results

Full-year pre-tax profit in 2003 was a record CHF 2,153 million, up 9% from 2002. The result was achieved despite slightly lower revenues in market conditions that were difficult at the outset of the year but improved steadily thereafter. This performance is also evidence of the continued tight management of our cost base, and lower credit loss expenses reflecting the deferred benefit of the structural improvement in our loan portfolio in recent years. In 2003, personnel expenses, general and administrative expenses and depreciation all reached their lowest levels since 1999.

Operating income

Full-year total operating income was CHF 5,128 million, down slightly from 2002’s level of CHF 5,208 million. Interest income declined due to continued pressure on the margins of liability products and the decrease in the recovery portfolio. Trading and fee income also declined, reflecting the difficult market environment at the beginning of the year. These developments were

Review of Business Group Performance
Wealth Management & Business Banking

mostly offset by lower credit loss expense, which fell to CHF 127 million in 2003, down 56% from CHF 286 million in 2002. The latter reflects the deferred benefit of the structural improvement in our loan portfolio in recent years.

Operating expenses

Full-year 2003 operating expenses were CHF 2,975 million, down 8% from CHF 3,241 million in 2002. They were at their lowest level since 1999. Personnel expenses, at CHF 2,640 million, were down 3% from CHF 2,727 million in 2002, mainly due to lower salaries reflecting the 4% drop in headcount. General and administrative expenses, at CHF 33 million in 2003, continued to drop and were 79% or CHF 126 million lower than the CHF 159 million recorded in 2002. This reflects our continuous efforts to control our costs tightly. Overall, this very low level of general and administrative expenses is explained by the integrated business model of UBS, through which Business Banking Switzerland provides a significant number of services to other business units, mainly Wealth Management. In accounting terms, the costs for these services are charged to the receiving unit as general and administrative expenses, offset by lower general and administrative expenses in the provider unit. Depreciation for full-year 2003 dropped to CHF 302 million from CHF 355 million in 2002 as information technology equipment is increasingly being leased instead of bought.

Headcount

Business Banking Switzerland’s headcount was 17,620 on 31 December 2003, a decline of 822 or 4% from 31 December 2002, reflecting our continued investment in technology and automation, as well as the ongoing streamlining of processes and structures.

2002

Performance indicators

Invested assets fell from CHF 215 billion in 2001 to CHF 205 billion in 2002 as negative market developments and the weakening of major currencies against the Swiss franc were only partially offset by positive net new money inflows. In 2002, Business Banking Switzerland attracted net new money of CHF 3.7 billion, down from CHF 9.2 billion in 2001. This drop was due to smaller inflows from large corporate client accounts – a business traditionally subject to volatile inflows and outflows.

     For full-year 2002, the cost/income ratio was at 59%, 6 percentage points below 2001’s ratio of 65%, reflecting the drop in total operating expenses.
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
     Full-year interest income in 2002 was below 2001’s mainly due to lower interest margins on savings and cash accounts as well as lower revenues from our reduced recovery portfolio.

Results

In 2002, full-year pre-tax profit was a record CHF 1,967 million, up 32% from 2001, achieved despite declining revenues in difficult market conditions, due to continued tight management of our cost base and lower credit loss expenses. Personnel expenses dropped due to lower performance-related compensation as well as a fall in headcount while general and administrative expenses declined due to our continued cost management initiatives.

Operating income

Full-year 2002 operating income was CHF 5,208 million, almost unchanged from 2001’s level of CHF 5,225 million. Interest income fell because of continued pressure on margins of liability products. Trading and fee income also declined, reflecting the difficult market environment, although these developments were mostly offset by lower credit loss expense, which fell to CHF 286 million in 2002, down 50% from CHF 567 million in 2001. This drop reflected the continued success in improving the quality of our loan portfolio through the implementation of risk-adjusted pricing and the deferred benefit of the structural improvement in our loan portfolio in recent years.

Operating expenses

Full-year 2002 operating expenses decreased 13% from CHF 3,739 million in 2001 to CHF 3,241 million. Personnel expenses fell 5% from CHF 2,878 million in 2001 to CHF 2,727 million in 2002, due to lower headcount. General and administrative expenses, at CHF 159 million, continued to drop and were 60% lower than the CHF 396 million recorded in 2001. This decrease reflected our continuous efforts to control costs as well as higher usage of services, mainly IT, provided to other business units. Overall, this very low level of general and administrative expenses is explained by the integrated business model of UBS, through which Business Banking Switzerland provides a significant number of services to other business units, mainly Wealth Management. In accounting terms, the costs for these services are charged to the receiving unit as general and administrative expenses, offset by lower general and administrative expenses in the provider unit. Depreciation for full-year 2002 dropped to CHF 355 million from CHF 465 million in 2001 as information technology equipment is increasingly being leased instead of bought.

Headcount

Business Banking Switzerland’s headcount was 18,442 on 31 December 2002, a decline of 778 or 4% from 31 December 2001, as we continued to streamline processes and structures.

Review of Business Group Performance
Global Asset Management

Global Asset Management

John A. Fraser
Chairman and CEO
Global Asset Management

Strong markets in the second half of the year, net new money inflows into equities, fixed income and alternative investment mandates and ongoing cost control measures all contributed towards a 2003 pre-tax profit of CHF 332 million, up by 52% from CHF 219 million in 2002. Money market fund outflows disguised strong inflows to higher-quality asset classes.

Business Group Reporting

CHF million, except where indicated				% change from
For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Institutional fees	922	865	1,154	7
Wholesale Intermediary fees	815	790	809	3

Total operating income	1,737	1,655	1,963	5

Personnel expenses	816	774	886	5
General and administrative expenses	407	447	498	(9)
Depreciation	29	29	38	0
Amortization of goodwill and other intangible assets	153	186	196	(18)

Total operating expenses	1,405	1,436	1,618	(2)

Business Group performance before tax	332	219	345	52

Performance Indicators Cost/income ratio (%)[1]	81	87	82

Institutional Invested assets (CHF billion)	313	274	324	14
of which: money market funds	14	19	23	(26)
Net new money (CHF billion) [2]	12.7	(1.4)	6.4
of which: money market funds	(5.0)	(1.8)	12.0
Gross margin on invested assets (bps) [3]	32	29	37	10

Wholesale Intermediary Invested assets (CHF billion)	261	259	325	1
of which: money market funds	87	106	134	(18)
Net new money (CHF billion) [2]	(5.0)	(6.3)	24.5
of which: money market funds	(23.0)	(6.9)	2.5
Gross margin on invested assets (bps) [3]	31	27	26	15

Additional information				% change from
As at	31.12.03	31.12.02	31.12.01	31.12.02

Client assets (CHF billion)	574	533	649	8
Regulatory equity allocated (average)	1,000	1,100	1,050	(9)
Fair value of employee stock options granted [4]	41	43		(5)
Headcount (full-time equivalents)	2,689	2,733	2,704	(2)

1 Operating expenses/operating income.   2 Excludes interest and dividend income.   3 Income/average invested assets. 4 For informational purposes only. These pre-tax amounts have not been recorded in the Income statement. For details on the fair value calculation, refer to Note 32e to the Financial Statements.

Components of operating income

Global Asset Management generates its revenue from the asset management services it provides to private clients, financial intermediaries and institutional investors. Fees charged to institutional clients and wholesale intermediary clients are based on the market value of invested assets and on successful investment performance. As a result, revenues are affected by changes in market and currency valuation levels, as well as flows of client funds, and relative investment performance.

2003

Performance indicators

The cost / income ratio dropped to 81% in 2003 from 87% in 2002. Amortization expenses fell, driving the cost / income ratio down 2.5 percentage points and now accounting for 8.8 percentage points of the ratio. The residual improvement of 3.4 percentage points was a result of increases in both operating income and operating expenses. The recovery in equity markets experienced in the second half of the year resulted in higher invested asset levels, and, consequently, higher asset-based revenues. Strong inflows of net new money (excluding lower fee money market funds), combined with improved investment performance, especially in the alternative and quantitative platform, also helped revenues to rise.

Institutional

Institutional invested assets totaled CHF 313 billion on 31 December 2003, up 14% from CHF 274 billion on 31 December 2002, reflecting the strong market development in the second half of the year and strong inflows of net new money. The increase was partly offset by the weakening of major currencies against the Swiss franc.

     For full-year 2003, net new money inflows were CHF 12.7 billion, up significantly from the outflows of CHF 1.4 billion recorded in 2002. Equity mandates and alternative and quantitative investments experienced strong inflows, partially offset by outflows from asset allocation mandates and money market funds.

     The full-year 2003 gross margin was 32 basis points, up from 29 basis points a year earlier, reflecting higher performance fees and an improving asset mix.

Review of Business Group Performance
Global Asset Management

Wholesale Intermediary

Invested assets were CHF 261 billion on 31 December 2003, up by CHF 2 billion from the same date a year earlier. The impact of adverse currency movements and the launch of UBS Bank USA, which prompted outflows from money market funds, nearly offset the positive effect from rising financial markets.

     For full-year 2003, the net new money outflow amounted to CHF 5.0 billion compared with the CHF 6.3 billion outflow in 2002. The money market outflow in 2003 was CHF 23.0 billion, partially offset by inflows of CHF 17.1 billion into higher-margin equity and fixed income mandates. The outflows in money market funds were primarily in the Americas as a result of the launch of UBS Bank USA.

     The gross margin increased to 31 basis points in 2003 from 27 basis points in 2002, reflecting the change in the asset mix towards higher-margin assets.

Money market sweep accounts

The majority of money market fund assets managed by our US wholesale intermediary business represents the cash portion of private client accounts. In 2003, we saw outflows from money market funds of CHF 16.0 billion. The primary reason for the outflows was the launch of UBS Bank USA in third quarter 2003. Before the bank’s start, cash balances of private clients in the US were swept into our money market funds. Now, those cash proceeds are redirected automatically into FDIC-insured deposit accounts at UBS Bank USA. Although there was no one-time bulk transfer of client money market assets to the bank, the funds invested in our sweep accounts are being used to complete client transactions and will therefore gradually deplete over time. Such funds are, however, a low-fee component of invested assets.

Investment capabilities and performance

After three years of disappointing returns, equity markets posted convincing gains in 2003 as the global economy improved and corporate earnings recovered. Cyclical industries, such as the technology sector, led the rally. Fixed income

Annualized
Composite	1 Year	3 Years	5 Years	10 Years

Global Equity Composite vs. MSCI World Equity (Free) Index	-	+	+	+
Global Bond Composite vs. Citigroup World Government Bond Index	+	+	-	-
Global Securities Composite vs. Global Securities Markets Index	+	+	+	+

(+) above benchmark; (-) under benchmark. All after fees.

returns were more modest and constrained by expectations of higher interest rates.

     Within our core investment management platform, relative equity performance was mixed in 2003 as a whole. Our actively managed Global Equity composite lagged the benchmark across these periods, reflecting our underweight position in highly cyclical technology stocks, where market prices already reflected robust future earnings growth. Despite that, the long-term track record of our Global Equity composite remains strong.
     Our Global Bond composite performed well in 2003, due to both our currency and our interest rate strategies.
     Our asset allocation and currency strategy made another positive contribution in full-year 2003. Portfolios benefited from an overweight position in equities relative to bonds and from being underweight in the US dollar, whose value steadily depreciated throughout the year.
     In the alternative and quantitative business, strategies performed well across the board in 2003. All key equity-oriented strategies recorded positive returns, and core strategies based on macro-economic themes performed strongly over the full year. Across the multi-manager groups, strategies with exposure to the equity markets performed exceptionally well, while more market-neutral strategies also recorded solid returns.
     Based on the latest available return information, the global real estate business achieved strong returns in the US, Switzerland, the UK and Japan.

Results

Global Asset Management reported a pre-tax profit of CHF 332 million in 2003, an increase of 52% from 2002’s pre-tax profit of CHF 219 million. The recovery in the second half of the year in equity market valuations, coupled with strong inflows into alternative investments, equities and fixed income mandates, resulted in higher invested asset levels and, consequently, increased asset-based revenues. Performance-related fees, especially in the alternative and quantitative business, showed significant improvement over 2002. Ongoing cost control initiatives that systematically reduced operating expenses contributed significantly to improved profitability. General and administrative expenses decreased due to lower IT and premises costs. Amortization expenses fell as the goodwill of some assets became fully amortized. These developments were partially offset by higher incentive-based compensation resulting from the increase in operating income.

Operating income

In full-year 2003, operating income was CHF 1,737 million, up 5% from CHF 1,655 million, reflecting the recovery in equity market valuations in the second half of 2003, coupled with strong inflows into alternative investments, equities and fixed income mandates, resulting in higher invested asset levels and consequently higher asset-based revenues. Performance-related fees, especially in the alternative and quantitative business, showed significant improvement over 2002. Institutional revenues increased to CHF 922 million in full-year 2003 from CHF 865 million in 2002, driven by both the improved market environment and the strong asset inflows, especially in the alternative and quantitative business. For full-year 2003, Wholesale Intermediary revenues, at CHF 815 million, increased from CHF 790 million in 2002, reflecting the

Review of Business Group Performance
Global Asset Management

recovery in the equity markets and an improvement in the asset mix, both of which had a positive impact on our asset-based revenues.

Operating expenses

For full-year 2003, operating expenses declined to CHF 1,405 million from CHF 1,436 million in 2002, primarily due to cost-saving initiatives and lower goodwill amortization. Personnel expenses were CHF 816 million in 2003, 5% above the prior year, due to higher incentive-based compensation reflecting the improved revenue. General and administrative expenses fell to CHF 407 million in 2003 from CHF 447 million in 2002. The decrease is a result of ongoing cost-saving initiatives, resulting in a significant reduction of IT and premises expenses. These savings were partly offset by non-recurring operational provisions. Depreciation, at CHF 29 million, remained unchanged compared with a year earlier. Amortization of goodwill decreased to CHF 153 million in 2003 from CHF 186 million a year earlier. The drop was due both to the full amortization of the goodwill of some businesses and to the US dollar’s drop against the Swiss franc.

Headcount

Headcount was 2,689 on 31 December 2003, down by 44 from 2,733 on 31 December 2002. The decrease of 2% primarily reflects cost-saving efforts in the core investment management business.

2002

Performance indicators

The cost/income ratio rose to 87% in 2002 from 82% in 2001. The increase was primarily due to lower invested asset values, which resulted in lower asset-based revenues. Those developments, however, were partially offset by lower operating expenses prompted by ongoing initiatives to control costs. Goodwill amortization accounted for 11.3 percentage points of the 2002 cost / income ratio.

Institutional

Institutional invested assets, at CHF 274 billion on 31 December 2002, declined 15% from their level on 31 December 2001. The decrease in assets was due to the decline seen in financial markets during 2002, as well as the drop of the US dollar against the Swiss franc over 2002.
     For full-year 2002, the outflow of net new money was CHF 1.4 billion. This was a disappointing figure compared to the net new money inflow of CHF 6.4 billion recorded in 2001. Strong inflows into equity mandates were more than offset by outflows from alternative asset and fixed income mandates.
     Full-year 2002 gross margin was 29 basis points, a decrease of 8 basis points from 2001 due to lower performance fees and a lower proportion of assets in alternative investments.

Wholesale Intermediary

Invested assets stood at CHF 259 billion on 31 December 2002, down from CHF 325 billion on 31 December 2001. The decline was primarily the result of negative currency impacts and declining markets as well as negative net new money.
     For full-year 2002, the outflow of net new money was CHF 6.3 billion compared to an inflow of CHF 24.5 billion in 2001. The outflow was largely due to CHF 6.9 billion in money market funds, primarily in the Americas.
     The gross margin rose to 27 basis points in 2002 from 26 basis points in 2001 thanks to a shift in the asset mix towards higher-margin asset classes.

Results

Global Asset Management reported for full-year 2002 a pre-tax profit of CHF 219 million, a decrease of 37% from 2001’s pre-tax profit of CHF 345 million. The declines in equity markets experienced throughout 2002 resulted in lower invested asset levels and, subsequently, lower asset-based revenues. These developments were partially offset by ongoing initiatives to control costs. Over 2002, personnel expenses decreased due to a decline in incentive compensation while general and administrative expenses fell due to lower IT and premises expenditures. However, the drop in expenses could not compensate for the drop in revenues.

Operating income

In full-year 2002, operating income fell 16%, to CHF 1,655 million, primarily due to the declines in financial markets during 2002 feeding through to asset-based revenues. The decline was also due to the US dollar’s weakening against the Swiss franc. Institutional revenues fell to CHF 865 million in full-year 2002 from CHF 1,154 million in 2001 due to the US dollar’s weakening against the Swiss franc, lower performance fees at O’Connor, and the effect of market declines on asset-based revenues. For full-year 2002, Wholesale Intermediary revenues, at CHF 790 million, decreased from CHF 809 million in 2001, reflecting the difficult market environment in 2002.

Operating expenses

For full-year 2002, operating expenses declined to CHF 1,436 million from CHF 1,618 million in 2001, primarily due to cost-saving initiatives. Personnel expenses were CHF 774 million in 2002, 13% less than in 2001, reflecting lower incentive-based compensation partially offset by higher severance expenses. General and administrative expenses fell to CHF 447 million from CHF 498 million in the same period, reflecting a weaker US dollar, and lower project-related expenses. Over 2002, depreciation decreased from CHF 38 million to CHF 29 million as some assets became fully depreciated. Amortization declined 5% to CHF 186 million, reflecting the drop in the US dollar against the Swiss franc.

Headcount

Headcount, at 2,733 on 31 December 2002, was up from 2,704 on 31 December 2001. The increase of 1% primarily reflected the reclassification from contractors to employees at O’Connor.

Review of Business Group Performance
Investment Bank

Investment Bank

John P. Costas
Chairman and CEO,
Investment Bank

In 2003, the Investment Bank as a whole posted pre-tax profit of CHF 3,889 million. The Investment Banking & Securities business unit’s pre-tax profit was CHF 4,078 million, up 30% from 2002. Private Equity reported a pre-tax loss of CHF 189 million in 2003 compared to a loss of CHF 1,761 million in 2002. This improvement reflects much lower levels of writedowns and a number of successful divestments.

Business Group Reporting

CHF million, except where indicated				% change from
For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Income	14,120	12,498	14,715	13
Adjusted expected credit loss [1]	(139)	(128)	(112)	9

Total operating income	13,981	12,370	14,603	13

Personnel expenses	7,357	7,878	8,354	(7)
General and administrative expenses	2,130	2,378	2,650	(10)
Depreciation	327	382	456	(14)
Amortization of goodwill and other intangible assets	278	364	402	(24)

Total operating expenses	10,092	11,002	11,862	(8)

Business Group performance before tax	3,889	1,368	2,741	184

Additional information
Cost / income ratio (%) [2]	71	88	81
Net new money (CHF billion) [3]	0.9	0.5	0.1
Invested assets (CHF billion)	4	3	1	33
Client assets (CHF billion)	143	133	109	8
Regulatory equity allocated (average)	12,700	13,100	14,300	(3)
Fair value of employee stock options granted [4]	391	582		(32)

1 In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business Groups (see Note 2 to the Financial Statements).   2 Operating expenses/income.   3 Excludes interest and dividend income.   4 For informational purposes only. These pre-tax amounts have not been recorded in the Income statement. For details on the fair value calculation, refer to Note 32e to the Financial Statements.

Investment Banking & Securities

Business Unit Reporting

CHF million, except where indicated				% change from
For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Investment Banking	1,703	1,915	2,541	(11)
Equities	4,894	5,625	6,422	(13)
Fixed Income, Rates and Currencies	7,600	6,560	6,624	16

Income	14,197	14,100	15,587	1
Adjusted expected credit loss [1]	(139)	(128)	(112)	9

Total operating income	14,058	13,972	15,475	1

Personnel expenses [2]	7,308	7,784	8,258	(6)
General and administrative expenses	2,071	2,314	2,586	(11)
Depreciation	323	381	454	(15)
Amortization of goodwill and other intangible assets	278	364	402	(24)

Total operating expenses	9,980	10,843	11,700	(8)

Business unit performance before tax	4,078	3,129	3,775	30

Performance Indicators
Compensation ratio (%) [3]	51	55	53

Cost / income ratio (%) [4]	70	77	75

Non-performing loans / gross loans (%)	0.9	1.6	2.6
Impaired loans / gross loans (%)	2.2	3.2	5.4
Average VaR (10-day 99%)	354	275	252	29

Additional information				% change from
As at or for the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Deferral included in adjusted expected credit loss [1]	(45)	(2)	38
Regulatory equity allocated (average)	12,250	12,550	13,600	(2)
Fair value of employee stock options granted [5]	390	567		(31)
Headcount (full-time equivalents)	15,500	15,964	15,562	(3)

1 In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business Groups (see Note 2 to the Financial Statements).   2 Includes retention payments in respect of the PaineWebber acquisition. 2002: CHF 54 million, 2001: CHF 46 million. There were no retention payments in 2003.   3 Personnel expenses/income.   4 Operating expenses/income.   5 For informational purposes only. These pre-tax amounts have not been recorded in the Income statement. For details on the fair value calculation, refer to Note 32e to the Financial Statements.

Review of Business Group Performance
Investment Bank

Components of operating income

The Investment Banking & Securities unit generates operating income from:
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
As a result, operating income is affected by movements in market conditions, interest rate swings, the level of trading activity in primary and secondary markets and the extent of merger and acquisition activity. These and other factors have had, and may in the future have, a significant impact on results of operations from year to year.

2003

Performance indicators

In 2003, we performed strongly despite the difficult market environment at the start of the year. As the year progressed, and the overall environment improved, we were able to profit from market opportunities, capturing market share in most of our businesses.

     The cost / income ratio decreased to 70% in 2003 from 77% in 2002. The fall reflects a slight increase in revenues, driven by our Fixed Income, Rates and Currencies business, set against the drop in operating expenses, which reflected our disciplined cost control. Both revenues and expenses were affected by the weakening of major currencies, mainly the US dollar, against the Swiss franc. Goodwill amortization accounted for 2.0 percentage points of the 2003 cost / income ratio.

Our compensation ratio in 2003 was 51%, down from 55% in 2002. The payout levels of annual performance-related payments are driven by the revenue mix across business areas and are managed in line with market levels.

     Market risk, as measured by average 10-day 99% confidence Value at Risk (VaR), increased to CHF 354 million in 2003 from CHF 275 million a year earlier, reflecting primarily the expanding activity level in the Fixed Income, Rates and Currencies business area.

Total loans were CHF 55 billion on 31 December 2003, down 11% from CHF 62 billion a year earlier, mainly due to the drop in the US dol-

lar against the Swiss franc. Continued successful recovery efforts led the ratio of impaired loans to total loans to fall from 3.2% on 31 December 2002 to 2.2% at the end of 2003. The non-performing loans to total loans ratio declined from 1.6% to 0.9% in the same period.

Results

Pre-tax profit was CHF 4,078 million in full-year 2003, up 30% from a year earlier. This result was achieved despite the weakening of the US dollar against the Swiss franc and reflects strong performances in all our businesses. In particular, the Fixed Income, Rates and Currencies business, gaining 16% from a year earlier, posted a record result, reflecting the breadth of our capabilities and our expanding franchise. At the same time, costs were tightly controlled. Both personnel expenses and general and administrative expenses fell because of currency fluctuations. Excluding the impact of currency movements, personnel expenses rose in 2003, reflecting improved revenues, while general and administrative expenses remained largely unchanged from the previous year’s level.

Operating income

Full-year 2003 revenues were CHF 14,197 million, up 1% from CHF 14,100 million a year earlier. Investment Banking revenues, at CHF 1,703 million in 2003, dropped 11% from CHF 1,915 million a year earlier. Excluding the currency impact, revenues actually rose, reflecting our increased share of the investment banking fee pool. According to Freeman, we ranked fourth for investment banking fees in 2003 with a market share of 5.6%, up from seventh and a market share of 4.8% a year earlier. Equities revenues in full-year 2003 also reflected negative currency impacts, falling to CHF 4,894 million from CHF 5,625 million in 2002. Excluding currency fluctuations, equity results improved, reflecting strong performances in the equity finance, proprietary and primary businesses. In full-year 2003, the Fixed Income, Rates and Currencies business posted a record result. Revenues, at CHF 7,600 million in 2003, were up 16% from CHF 6,560 million a year earlier. Revenues increased in all businesses, but the gains were particularly strong in Fixed Income, Principal Finance, Mortgages and Foreign Exchange. The positive result was somewhat offset by negative revenues of CHF 678 million relating to Credit Default Swaps (CDS) hedging existing credit exposure in the loan book.

Operating expenses

Total operating expenses dropped 8% to CHF 9,980 million in 2003, mainly reflecting the weakening of the US dollar against the Swiss franc, although our continued tight management of costs helped. Personnel expenses in 2003, at CHF 7,308 million, fell 6% from 2002. Exclud-

Review of Business Group Performance
Investment Bank

ing currency fluctuations, personnel expenses rose, reflecting higher performance-related compensation, which increased along with revenues, and higher severance expenses. Full-year general and administrative expenses were CHF 2,071 million in 2003, down 11% from 2002’s CHF 2,314 million. Excluding the effect of currencies, expenses rose slightly, reflecting provisions for vacant space, higher professional fees in all businesses and an increase in administration expenses. Depreciation declined 15% to CHF 323 million in 2003 from CHF 381 million in 2002. The decrease is mainly due to lower depreciation on workstations, servers and other equipment. Amortization of goodwill and other intangibles, at CHF 278 million in 2003, fell 24% from CHF 364 million a year earlier, reflecting the full amortization of the goodwill of various businesses in 2003.

Headcount

Headcount, at 15,500 on 31 December 2003, fell 3% from a year earlier. The drop reflects ongoing, regular reviews of our cost structure and staffing needs, taking into account productivity gains and the automation of services. That was partially offset by the acquisition of ABN AMRO’s prime brokerage business and continued investment in specific areas, including our US investment banking and Fixed Income, Rates and Currencies businesses.

2002

Performance indicators

Our performance in 2002 reflected the worldwide downturn in market conditions. However as a result of our strong client franchise and con-

tinuing efforts to manage costs, results proved relatively resilient.

     Our cost / income ratio increased from 75% in 2001 to 77% in 2002. Goodwill amortization accounted for 2.6 percentage points of the cost / income ratio.
     Our compensation ratio in 2002 was 55%, a slight increase on the 53% recorded in 2001, reflecting the relatively strong performance of many of our businesses compared to competitors and to market conditions.
     Average Value at Risk (VaR) for the Investment Bank increased from CHF 252 million in 2001 to CHF 275 million in 2002, remaining within the normal ranges.
     Total loans increased by 2% from CHF 61 billion on 31 December 2001 to CHF 62 billion on 31 December 2002, due to an increase in short-term money market deposits, although this was partially offset by repayments from European multinationals, reflecting the continued reduction of our non-core commercial lending activities, as well as the drop in the US dollar against the Swiss franc.
     Continued successful recovery efforts led the ratio of impaired loans to total loans to fall from 5.4% on 31 December 2001 to 3.2% at the end of 2002. The non-performing loans to total loans ratio declined from 2.6% to 1.6% over the same period.

Results

The business unit Investment Banking & Securities reported 2002 pre-tax profit of CHF 3,129 million, a decrease of 17% from 2001, reflecting difficult economic conditions, particularly for the investment banking and equities businesses. This was partially offset by the strong result of our Fixed Income, Rates and Currencies business. Over 2002, overall expenses dropped by 7%, reflecting lower personnel expenses driven by a reduction in incentive compensation, as well as the success of our continued cost containment initiatives.

Operating income

Full-year 2002 revenues of CHF 14,100 million were 10% lower than in 2001. Investment Banking revenues for the full-year 2002 dropped by 25% from CHF 2,541 million to CHF 1,915 million in 2002, due to much lower corporate activ-

ity, which translated into a 22% drop in the global fee pool compared to 2001. Equities revenues for the full-year 2002 were also lower than in 2001, down from CHF 6,422 million to CHF 5,625 million, reflecting falling indices worldwide and much lower market activity. Full-year 2002 primary revenues remained flat, because of market share gains in the US and in Asia, which compensated for the drop in overall market activity. In full-year 2002, Fixed Income, Rates and Currencies revenues decreased 1% to CHF 6,560 million, primarily due to reductions in our Interest Rates and Foreign Exchange business lines and much lower revenues from our non-core businesses. This was nearly offset by the substantial growth in our Emerging Markets and Principal Finance businesses. Revenues related to gains in credit default swaps hedging credit exposures in the loan book also positively impacted the result. Our Foreign Exchange business increased volumes and spreads compared to 2001.

Operating expenses

Total operating expenses dropped by 7% from 2001 to CHF 10,843 million in 2002. The underlying decline in 2002 is even more marked than these figures would suggest as the 2002 results include a provision of CHF 90 million (USD 65 million) for the US equity research settlement and a CHF 72 million charge for the restructuring of our Energy trading business. The underlying reduction of 9% from 2001’s expense levels reflected the continuing success of our cost containment initiatives accentuated by the drop of the US dollar against the Swiss franc. In total, personnel expenses in 2002, at CHF 7,784 million, were 6% lower than 2001, mainly driven by a reduction in incentive compensation in line with lower revenues and the weaker US dollar. Full-year 2002 general and administrative expenses were CHF 2,314 million in 2002, down 11% from 2001’s CHF 2,586 million, as cost-saving programs implemented during the course of 2002 helped to lower IT and other costs, particularly travel, advertising costs and professional fees. In full-year 2002, depreciation declined to CHF 381 million from CHF 454 million in 2001, reflecting our cost control initiatives, which helped to lower charges for new computer workstations and other IT-related equipment. Amortization of goodwill and other intangibles fell 9% for the full-year 2002, reflecting the fact that various assets became fully amortized in 2002.

Headcount

Headcount, at 15,964 on 31 December 2002, increased by 402 or 3% from 31 December 2001, reflecting the expansion in the Fixed Income, Rates and Currencies area as well as the transfer of the prime brokerage and Australian private clients businesses from Wealth Management USA.

Review of Business Group Performance
Investment Bank

Private Equity

Business Unit Reporting

CHF million, except where indicated				% change from
For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Total operating income	(77)	(1,602)	(872)	95

Personnel expenses	49	94	96	(48)
General and administrative expenses	59	64	64	(8)
Depreciation	4	1	2	300
Amortization of goodwill and other intangible assets	0	0	0

Total operating expenses	112	159	162	(30)

Business unit performance before tax	(189)	(1,761)	(1,034)	89

Performance Indicators Value creation (CHF billion)	(0.3)	(1.4)	(1.4)	79

				% change from
As at	31.12.03	31.12.02	31.12.01	31.12.02

Investment (CHF billion) [1]	2.3	3.1	5.0	(26)

Additional information				% change from
As at	31.12.03	31.12.02	31.12.01	31.12.02

Portfolio fair value (CHF billion)	2.9	3.8	5.6	(24)
Regulatory equity allocated (average)	450	550	700	(18)
Fair value of employee stock options granted [2]	1	15		(93)
Headcount (full-time equivalents)	50	73	128	(32)

1 Historical cost of investments made, less divestments and impairments. 2 For informational purposes only. These pre-tax amounts have not been recorded in the Income statement. For details on the fair value calculation, refer to Note 32e to the Financial Statements.

Components of operating income

Private Equity’s primary source of operating income is capital gains from the disposal or sale of its investments, which are recorded at the time of ultimate divestment. As a result, appreciation in fair market value is recognized as operating income only at the time of sale. The level of annual operating income from Private Equity is directly affected by the level of investment disposals that take place during the year. Similarly, depreciation in fair market value is only recognized against operating income if an investment becomes permanently impaired and has to be written down. Writedowns of the value of its investments can negatively affect operating income.

2003

Performance indicators

The level of our private equity investments was CHF 2.3 billion on 31 December 2003, a decline of 26% from CHF 3.1 billion on 31 December 2002 reflecting writedowns made on direct investments and third-party funds, as well as successful exits and currency fluctuations. Unfunded commitments fell by 29% to CHF 1.5 billion on 31 December 2003 from CHF 2.1 billion a year ago.

     The fair value of the portfolio on 31 December 2003 was CHF 2.9 billion, down from CHF 3.8 billion on 31 December 2002, reflecting divestments, value reductions on existing investments and currency fluctuations.

     The level of net unrealized gains was CHF 0.6 billion on 31 December 2003, down from CHF 0.8 billion on 31 December 2002, partially reflecting successful divestments.

Results

In full-year 2003, Private Equity posted a pre-tax loss of CHF 189 million – a marked improve-

ment on the pre-tax loss of CHF 1,761 million in 2002, reflecting lower levels of writedowns and a number of successful exits. Writedowns in 2003 totaled CHF 353 million, compared to CHF 1.7 billion in 2002.

     Total operating income for 2003 was negative CHF 77 million, compared to negative CHF 1,602 million in 2002. The significant improvement in performance was primarily driven by a sharp fall in investment writedowns.
     Operating expenses were CHF 112 million in 2003, 30% lower than a year earlier. Personnel expenses in 2003 were CHF 49 million, down from CHF 94 million in 2002, reflecting the drop in headcount as well as lower incentive-based compensation. General and administrative expenses fell to CHF 59 million in 2003 from CHF 64 million in 2002 due to lower professional fees as well as the drop of the US dollar against the Swiss franc. This was partially offset by one-time costs for vacant premises.

Headcount

Headcount levels dropped to 50 employees on 31 December 2003, down from 73 on 31 December 2002, reflecting the reduction of our portfolio and the restructuring of some regional investment teams.

Change in disclosure from 2004

From first quarter 2004 onwards, we will no longer report Private Equity as a stand-alone business unit. Results from the private equity business will be reported as a separate revenue line in the income statement of the Investment Bank – just as we currently do for all the major business areas. We will continue to disclose

Review of Business Group Performance
Investment Bank

Private Equity’s performance indicators – portfolio size, fair value, and the value created.

2002

Performance indicators

The level of our private equity investments was CHF 3.1 billion on 31 December 2002, a decline of 38% from CHF 5.0 billion on 31 December 2001. This reduction reflected writedowns made on direct investments and third-party funds, as well as successful executed exits. In full-year 2002, writedowns included in operating income totaled CHF 1.7 billion, up from CHF 1.1 billion in 2001.

     The fair value of the portfolio on 31 December 2002 was CHF 3.8 billion, down from CHF 5.6 billion on 31 December 2001, reflecting divestments in the portfolio and value reductions for existing investments. The level of net unrealized gains was CHF 0.8 billion on 31 December 2002, up from CHF 0.6 billion on 31 December 2001.

Results

Full-year 2002 results for our Private Equity business unit reflected continued tough economic conditions, impacting private equity valuations across a range of sectors, a factor that was compounded by the prolonged downturn in all major equity markets. The challenging economic environment adversely affected many of the companies in the portfolio while the continued hostile climate for divestments restricted capital gains from exit opportunities. Against this background, our Private Equity business unit posted a pre-tax loss in 2002 of CHF 1,761 million, CHF 727 million worse than in 2001.

     Total operating income for 2002 was negative CHF 1,602 million, compared to negative CHF 872 million in 2001. Challenging economic conditions led to deteriorating valuations in all markets and industries. The level of writedowns in the portfolio was therefore high and there were few divestment opportunities in 2002.
     Personnel expenses in 2002 were CHF 94 million, down from CHF 96 million in 2001. This reflected falling headcount and lower performance-related incentive payments. General and administrative expenses remained unchanged at CHF 64 million.

Review of Business Group Performance
Wealth Management USA

Wealth Management USA

Joseph J. Grano, Jr.
Chairman, Wealth Management USA

Mark B. Sutton
CEO, Wealth Management USA

In 2003, Wealth Management USA’s pre-tax loss was CHF 5 million compared to a pre-tax loss of CHF 1,800 million in 2002, when the value of the PaineWebber brand was written down. Before acquisition costs, pre-tax profit increased 5% from a year earlier. On the same basis, but in US dollars, the operating result rose 21%.

Business Group Reporting

CHF million, except where indicated					% change from
For the year ended	31.12.03	31.12.02		31.12.01	31.12.02

Income	5,190 [1]	5,561		6,391	(7)
Adjusted expected credit loss [2]	(8)	(13)		(18)	(38)

Total operating income	5,182	5,548		6,373	(7)

Personnel expenses [3]	3,712	4,245		5,019	(13)
General and administrative expenses	988	1,263		1,441	(22)
Depreciation	151	149		124	1
Amortization of goodwill and other intangible assets	336	1,691	[4]	502	(80)

Total operating expenses	5,187	7,348		7,086	(29)

Business Group performance before tax	(5)	(1,800)		(713)	(100)

Acquisition costs Net goodwill funding [5]	231	390		468	(41)
Retention payments	263	351		436	(25)
Amortization of goodwill and other intangible assets	336	1,691	[4]	502	(80)

Total acquisition costs	830	2,432	[4]	1,406	(66)

1 Includes gain on disposal of Correspondent Services Corporation of CHF 161 million.   2 In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the credit loss is reported in the Business Groups (see Note 2 to the Financial Statements).   3 Includes retention payments in respect of the PaineWebber acquisition.   4 Includes writedown of PaineWebber brand name of CHF 1,234 million.   5 Goodwill and intangible asset-related funding, net of risk-free return on the corresponding equity allocated.

Review of Business Group Performance
Wealth Management USA

Wealth Management USA (continued)

Performance Indicators

CHF million, except where indicated				% change from
For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Invested assets (CHF billion)	634	584	769	9

Net new money (CHF billion) [1]	21.1	18.5	33.2
Interest and dividend income (CHF billion) [2]	15.8	17.9	21.5	(12)
Gross margin on invested assets (bps) [3]	86	82	84	5

Cost / income ratio (%) [4]	100	132	111

Recurring fees [5]	1,927	2,199	2,366	(12)
Financial advisors (full-time equivalents)	7,766	8,857	8,718	(12)

Additional information				% change from
As at	31.12.03	31.12.02	31.12.01	31.12.02

Client assets (CHF billion)	690	650	841	6
Regulatory equity allocated (average)	5,700	7,450	8,550	(23)
Fair value of employee stock options granted [6]	62	73		(15)
Headcount (full-time equivalents)	18,016	19,563	20,413	(8)

1 Excludes interest and dividend income.   2 For purposes of comparison with US peers.   3 Income/average invested assets.   4 Operating expenses/income.   5 Asset based fees for portfolio management and fund distribution, account-based and advisory fees.   6 For informational purposes only. These pre-tax amounts have not been recorded in the Income statement. For details on the fair value calculation, refer to Note 32e to the Financial Statements.

Components of operating income

Wealth Management USA principally derives its operating income from:
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

2003

Performance indicators

Wealth Management USA had CHF 634 billion in invested assets on 31 December 2003, up 9% from CHF 584 billion on 31 December 2002. The increase was due to inflows of net new money and the effects of market appreciation. In US dollar terms, invested assets were 21% higher on 31 December 2003 than they were a year earlier.

     We continue to report consistently strong inflows of net new money. In 2003, inflows were CHF 21.1 billion, 14% above the CHF 18.5 billion result reported for 2002. Including interest and dividends, net new money in 2003 was CHF 36.9 billion, up from CHF 36.4 billion in 2002.

     The gross margin on invested assets was 86 basis points for full-year 2003, up from 82 basis points in 2002. The gain from the sale of the CSC business helped the margin by 3 basis points while goodwill funding lowered it by 4 basis points compared to a 6 basis point effect in 2002.

     Excluding these effects, the gross margin fell 1 basis point year on year.

     The cost / income ratio dropped to 100% in 2003 from 132% in 2002, primarily reflecting the writedown of the value of the PaineWebber brand in 2002, and the 3.2 percentage point positive impact of the gain from the sale of CSC in 2003. Excluding these effects and the impact of acquisition costs, the cost / income ratio decreased 2 percentage points, reflecting our continuous cost control as well as the excellent performance of our core private client business. Acquisition costs (net goodwill funding, retention payments, amortization of goodwill and other intangible assets) accounted for 15.3 percentage points of the 2003 cost / income ratio.

     In 2003, recurring fees were CHF 1,927 million, down from CHF 2,199 million a year earlier, reflecting the weakening of the US dollar against the Swiss franc. Excluding the impact of currency fluctuations, recurring fees were up 1% in 2003 from 2002, mainly as a result of increased fees from mutual fund products as well as rising asset-based fees that reflected higher asset levels in managed account products. In addition, the gain was accentuated by higher recurring fees in the municipal securities business.

Review of Business Group Performance
Wealth Management USA

     The number of financial advisors decreased to 7,766 in 2003 from 8,857 a year earlier due to the curtailment of our training program and an increase in attrition rates among less experienced and less productive financial advisors.

Results

In the early part of the year, political, economic and financial uncertainty adversely affected investor activity. Conditions, however, started to improve over the course of second quarter 2003 and continued to do so as the year progressed. The UBS Index of Investor Optimism rose steadily in 2003, reaching its highest level in 21 months by December.

     Because our business is almost entirely conducted in US dollars, comparisons of 2003 and 2002 results are affected by the depreciation of the US dollar versus the Swiss franc.
     In full-year 2003, Wealth Management USA reported a pre-tax loss of CHF 5 million compared to a loss of CHF 1,800 million a year earlier. This change includes the effects of write-down of the value of the PaineWebber brand in 2002 and the CSC disposal in 2003. After their exclusion and before acquisition costs, performance improved 5%.

     On this basis and in US dollar terms, performance in 2003 was 21% above that in 2002, reflecting higher recurring fee gains and improved transactional revenues. Client activity increased, with daily average trades rising 3% above their 2002 level. In addition, conditions in the municipal securities market remained extremely buoyant, with new issues hitting an all-time high in 2003. At the same time, we continued to benefit from cost-saving initiatives started when we became a part of UBS.

Operating income

In 2003, total operating income was CHF 5,182 million compared to CHF 5,548 million in 2002. Before acquisition costs and excluding the sale of our CSC business, total operating income was 12% lower compared to a year earlier. Excluding the currency effect, operating income actually increased by 2% from 2002. This increase was due to higher recurring fees as well as higher transactional revenue, reflecting the improved market conditions. Further, revenues were accentuated by much stronger revenues from our municipal securities business.

Operating expenses

Total operating expenses decreased 29% to CHF 5,187 million in 2003 from CHF 7,348 million in 2002. Excluding acquisition costs and the write-down of the PaineWebber brand in 2002, the drop was 14%, mainly due to the weakening of the US dollar against the Swiss franc. Excluding currency effects, operating expenses were 1% lower, reflecting lower general and administrative expenses which were nearly offset by higher performance-related compensation. Personnel expenses dropped 13% from CHF 4,245 million in 2002 to CHF 3,712 million in 2003. Excluding the effects of currency translation, personnel expenses were actually slightly higher than in 2002, reflecting higher performance-related compensation due to an increase in revenue partially offset by lower retention payments. General and administrative expenses fell 22% from CHF 1,263 million in 2002 to CHF 988 million in 2003. Excluding the impact of currency fluctuations, general and administrative expenses dropped 10% compared to 2002 due to the strict cost management discipline that we have exerted in the past three years. Operational provisions also fell as 2002 included the equity research settlement charge of CHF 21 million. The drop was further accentuated by the sale of the CSC business. Depreciation increased CHF 2 million to CHF 151 million in 2003 from CHF 149 million in 2002. Excluding currency movements, the increase in depreciation of 16% was due to higher charges for broker workstations purchased in 2003. Goodwill and other intangible amortization decreased from CHF 1,691 million in 2002 to CHF 336 million in 2003. This decrease was due to the prior-year writedown of the Paine-Webber brand name, and the sale of CSC. Excluding the writedown and the sale of CSC, amortization charges dropped by 26% as a result of the weakening US dollar against the Swiss franc.

Headcount

Wealth Management USA’s headcount decreased 8% during 2003 to 18,016, reflecting our continued cost management initiatives, curtailment of the trainee program and the sale of CSC. Non-financial advisor headcount was down by 456 or 4% compared to the end of 2002.

2002

Performance indicators

At the end of 2002, Wealth Management USA had CHF 584 billion in invested assets, compared to CHF 769 billion on 31 December 2001. This decline of 24% was partly due to the effect of the US dollar’s weakening against the Swiss franc. Excluding the impact of currency fluctuations, invested assets fell 8% during full-year 2002, mainly due to US equity market declines, although that was partially offset by net new money inflows.

     Net new money in 2002 was CHF 18.5 billion, 44% below the CHF 33.2 billion result reported for 2001. The decline reflected weaker investor sentiment, as well as the closure of the Japanese domestic private client business, resulting in outflows of approximately CHF 1.6 billion.
     The gross margin on invested assets was 82 basis points for full-year 2002, down from 84 basis points in 2001. Revenues declined more than invested assets due to lower customer activity levels. This was partially offset by higher revenues from our municipal securities business which had a record result in 2002. Goodwill funding lowered the 2002 margin by 6 basis points.
     The cost / income ratio increased from 111% in 2001 to 132% in 2002, reflecting the writedown of the PaineWebber brand in 2002, which accounted for 22.2 percentage points of the ratio. Excluding the effect of the writedown and before acquisition costs, the cost /  income ratio improved 1 percentage point from 2001 as a direct result of cost management initiatives implemented in 2002, among them reductions in non-financial advisor headcount, professional fees, advertising and office-related costs. Acquisition costs which include the writedown accounted for 42.9 percentage points of the 2002 cost / income ratio.
     In 2002, recurring fees were CHF 2,199 million compared to CHF 2,366 million in 2001 because of the weakening of the US dollar against the Swiss franc. Excluding currency translation effects, recurring fees rose 2% in 2002 from 2001. The increase was due to higher account based fees and higher recurring fees in the municipal securities business. These increases were

Review of Business Group Performance
Wealth Management USA

offset by lower asset-based fees, which fell in line with the decline in asset levels.

     In 2002, the number of financial advisors rose by 139 from 8,718 to 8,857 with recruiting and retention success partially offset by higher attrition rates among less experienced and less productive financial advisors.

Results

In 2002, political, economic and financial uncertainty continued to adversely affect investor activity. The UBS Index of Investor Optimism dropped significantly during 2002, with a low in October. Daily average client transaction volumes were 10% lower than in 2001.

     Over full-year 2002, Wealth Management USA reported a pre-tax loss of CHF 1,800 million in 2002 compared to a loss of CHF 713 million in 2001. The drop was mainly due to the writedown of the PaineWebber brand. Once this effect is excluded and before acquisition costs, performance declined 9%, reflecting the depreciation of the US dollar versus the Swiss franc.
     Due to strict cost management discipline, 2002 performance was 3% higher than in 2001 on the same basis and in US dollar terms, offsetting a decline in transactional revenues and lower asset-based revenues following further market drops. The results for 2002 were also negatively impacted by the USD 15 million (CHF 21 million) equity research settlement charge.

Operating income

For full-year 2002, total operating income was CHF 5,548 million, compared to CHF 6,373 million in 2001. Excluding the effects of currency translation, operating income declined approximately 5% from 2001. This decline in operating income is attributable to lower asset-based fees, a drop in levels of customer activity, lower margin lending, the transfer of prime brokerage business to the Investment Bank and the closure of the Japanese domestic private client business. These declines were partially offset by increased revenues in the municipal securities business.

Operating expenses

Total operating expenses increased 4% to CHF 7,348 million in 2002 from CHF 7,086 million in 2001. Excluding the brand writedown and the effects of the weaker US dollar against the Swiss franc, operating expenses declined 5% from 2001, reflecting lower performance-driven compensation and lower retention expenses. In addition, cost management initiatives implemented during the course of 2002, the transfer of the prime brokerage business to the Investment Bank and the closure of the Japanese domestic private client businesses helped to reduce overall expenses. Personnel expenses dropped 15% from CHF 5,019 million in 2001 to CHF 4,245 million in 2002. Excluding the effects of currency translation, personnel expenses were 7% lower than 2001, reflecting lower performance-driven compensation due to a decline in revenues, a fall in non-financial advisor headcount, the transfer of the prime brokerage business to the Investment Bank, the closure of the Japanese domestic private client business and lower retention expenses. General and administrative expenses fell 12% from CHF 1,441 million in 2001 to CHF 1,263 million in 2002. Excluding the impact of the falling US dollar against the Swiss franc, general and administrative expenses dropped by 4% compared to 2001 due to the cost management initiatives implemented during the course of 2002, reducing our professional fees, advertising, travel and other office-related costs. In addition, general and administrative expenses were reduced by the transfer of prime brokerage business to the Investment Bank and the closure of the Japanese private client businesses. This was partially offset by the equity research settlement charge of CHF 21 million. Depreciation increased CHF 25 million to CHF 149 million in 2002 from CHF 124 million in 2001. Excluding currency movements, the increase in depreciation of 32% was due to higher technology equipment charges. Goodwill and other intangible amortization increased from CHF 502 million in 2001 to CHF 1,691 million in 2002. This increase was entirely due to the writedown of the PaineWebber brand name. Excluding the writedown, amortization charges would have dropped as a result of the weakening US dollar against the Swiss franc.

Headcount

Wealth Management USA’s headcount decreased 4% during 2002 to 19,563, reflecting our continued cost management initiatives. Non-financial advisor headcount was down by 989 or 8% compared to end of 2001. Further, we closed our

Japanese domestic private client business and transferred the prime brokerage business to the Investment Bank. At the same time, we expanded our financial advisor headcount by 139, reflecting our continued aim to extend the reach of our business.

Review of Business Group Performance
Corporate Center

Corporate Center

Business Group Reporting
CHF million, except where indicated				% change from
For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Income	989	2,429 [1]	1,761	(59)
Credit loss (expense) / recovery [2]	162	247	233	(34)

Total operating income	1,151	2,676	1,994	(57)

Personnel expenses	762	1,031	1,011	(26)
General and administrative expenses	445	733	723	(39)
Depreciation	473	513	428	(8)
Amortization of goodwill and other intangible assets	101	122	123	(17)

Total operating expenses	1,781	2,399	2,285	(26)

Business Group performance before tax	(630)	277	(291)

Private Banks & GAM
Performance before tax	208	384 [3]	198	(46)
Invested assets (CHF billion)	84	70	86	20
Net new money (CHF billion) [4]	7.2	4.2	5.4

Headcount (full-time equivalents)	1,672	1,702	1,908	(2)

Additional information				% change from
As at	31.12.03	31.12.02	31.12.01	31.12.02

Regulatory equity allocated (average)	9,150	10,250	9,300	(11)
Fair value of employee stock options granted [5]	18	37		(51)
Total headcount (full-time equivalents)	2,878	2,887	3,040	0

1 Includes gain on disposal of Hyposwiss of CHF 155 million and gain on disposal of Klinik Hirslanden of CHF 72 million. 2 In order to show the relevant Business Group performance over time, adjusted expected credit loss figures rather than the credit loss expenses are reported for all Business Groups. The difference between the adjusted expected credit loss figures and the credit loss expenses recorded at Group level is reported in the Corporate Center (see Note 2 to the Financial Statements). 3 Includes gain on disposal of Hyposwiss of CHF 155 million. 4 Excludes interest and dividend income. 5 For informational purposes only. These pre-tax amounts have not been recorded in the Income statement. For details on the fair value calculation, refer to Note 32e to the Financial Statements.

2003

Results

Corporate Center recorded a pre-tax loss of CHF 630 million in full-year 2003, down from the CHF 277 million profit reported a year earlier.

Operating income

The credit loss expense or recovery booked in Corporate Center represents the difference between the expected loss-based amounts charged to the business units and the credit loss expense recognized in the Financial Statements. UBS recorded an credit loss expense of CHF 116 million in 2003, compared to a credit loss expense of CHF 206 million in 2002. In both periods, credit loss expense was lower than the sums charged to the business units, leading to a credit loss recovery of CHF 162 million in 2003 and CHF 247 million in 2002 in the Corporate Center.
     Total operating income dropped by 57% from CHF 2,676 million in 2002 to CHF 1,151 million in 2003. Excluding the divestment gains of CHF 227 million from Hyposwiss and Hirslanden in 2002, the drop was 53%. This was mainly due to a fall-off in income of Klinik Hirslanden, and lower gains from financial investments. It also reflected lower interest income from our treasury activities following a decrease in revenues from our invested equity as we continued to buy back shares and experienced low interest rates. The impact of falling interest rates was partially offset by the diversification of our invested equity into currencies other than Swiss francs which led to higher returns and increased currency hedging revenues. Results also reflected the CHF 85 million fall in credit loss recoveries.

Operating expenses

Total operating expenses fell to CHF 1,781 million in 2003, down from CHF 2,399 million a year earlier. Personnel expenses declined 26% from CHF 1,031 million in 2002 to CHF 762 million in 2003. The drop was due to the deconsolidation of Klinik Hirslanden, but was partially offset by higher expenses for performance-related compensation. In the same period, general and administrative expenses fell to CHF

445 million from CHF 733 million. This was mainly due to lower legal provisions, the disposal of Klinik Hirslanden and lower project-related expenses, partially offset by higher branding costs. Depreciation dropped from CHF 513 million in 2002 to CHF 473 million in 2003. The decrease is mainly due to the absence of depreciation expenses from Klinik Hirslanden and lower depreciation in the Private Banks & GAM unit. At CHF 101 million in 2003, amortization of goodwill and other intangibles dropped by 17% from CHF 122 million in 2002, reflecting the drop of the US dollar against the Swiss franc.

Headcount

Corporate Center headcount, excluding Private Banks & GAM, was 1,206 on 31 December 2003, an increase of 21 from the 1,185 on 31 December 2002. The increase was mainly due to the first-time consolidation of Hotel Widder as well as an increase in our human resources and risk functions. This was nearly offset by a decline in the number of trainees, a transfer of some employees to the Business Groups and lower headcount in the Chief Communication Officer area.

Private Banks & GAM

Invested assets in Private Banks & GAM totaled CHF 84 billion on 31 December 2003, up from CHF 70 billion on 31 December 2002, reflecting strong net new money inflows, and positive financial markets as well as the acquisition of Banque Notz Stucki S.A. by Ferrier Lullin & Cie S.A., which was completed in December 2003.
     Net new money was CHF 7.2 billion in 2003, up from CHF 4.2 billion in 2002, driven by excellent inflows into GAM.
     Pre-tax profit, at CHF 208 million in 2003, dropped by 9% from CHF 229 million a year earlier, mainly reflecting higher legal provisions, as well as restructuring costs related to the merger of Cantrade, Bank Ehinger and Armand von Ernst to form Ehinger & Armand von Ernst.

Headcount Private Banks & GAM

Headcount decreased by 30 to 1,672 on 31 December 2003 from 1,702 a year earlier, mainly due to the rationalization within the individual private banks. This was partially offset by the

Review of Business Group Performance
Corporate Center

acquisition of Banque Notz Stucki S.A. as well as an increase in headcount at GAM due to the growth of the business.

2002

Results

Corporate Center recorded a pre-tax gain of CHF 277 million in 2002, compared to the pretax loss of CHF 291 million in 2001.

Operating income

We recorded an credit loss of CHF 206 million in 2002 and CHF 498 million in 2001. The difference between the adjusted expected credit loss charged to the business units and the credit loss expense recognized in the Financial Statements is booked as a credit loss expense or recovery in the Corporate Center. In 2002, the actual loss was lower than the overall adjusted credit loss expense charged to the business units, resulting in a credit loss recovery in Corporate Center of

CHF 247 million, compared to a credit loss recovery of CHF 233 million in 2001.

     Full-year 2002 total operating income increased by 34% from CHF 1,994 million in 2001 to CHF 2,676 million in 2002. This was primarily due to the divestment gains of Klinik Hirslanden and Hyposwiss, higher interest income at Group Treasury, gains from the sale of financial investments and an unrealized gain on derivatives used to economically hedge interest rate risk related to structured notes issued. These developments, however, were partially offset by write-downs on financial investments.

Operating expenses

Total operating expenses were CHF 2,399 million in 2002, 5% higher than in 2001. Over full-year 2002, personnel expenses increased by 2% from CHF 1,011 million in 2001 to CHF 1,031 million in 2002, mainly reflecting higher expenses at Klinik Hirslanden, although that was partially offset by lower performance-related compensation. General and administrative expenses for 2002, at CHF 733 million, were CHF 10 million higher than in 2001. This was mainly due to higher provisions for legal cases, advertising expenditures and higher expenses at Klinik Hirslanden. At CHF 513 million in 2002, depreciation increased by 20% compared to 2001. This was mainly due to higher software depreciation, which was previously capitalized, as well as higher depreciation levels for Klinik Hirslanden.

Headcount

Corporate Center headcount, excluding Private Banks & GAM, increased 5% during 2002 to 1,185 at 31 December 2002, reflecting new hires in Human Resources and Controller areas as well as transfers of staff from the Business Groups.

Private Banks & GAM

Invested assets were CHF 70 billion on 31 December 2002, down from CHF 86 billion a year earlier, reflecting the drop in equity markets in 2002.

     Net new money was CHF 4.2 billion in 2002, slightly down from CHF 5.4 billion a year earlier. The slight drop reflects the much more difficult market environment in 2002 compared to a year earlier.
     Pre-tax profit increased from CHF 198 million in 2001 to CHF 384 million in 2002. Excluding the divestment gains of CHF 155 mil-

lion of Hyposwiss and after goodwill, the increase was CHF 31 million or 16%. On the same basis, operating income was down CHF 73 million due to generally weaker income as a result of unfavorable market conditions. On the other hand, expenses were CHF 104 million lower as a result of rigid cost control. The decline in revenues and expenses includes the divestment of Hyposwiss (two months of business in 2002).

Headcount Private Banks & GAM

Headcount in Private Banks & GAM decreased by 206 during 2002 to 1,702 at 31 December 2002, mainly reflecting the sale of Hyposwiss.

     Financial Statements

Financial Statements

Financial Statements

Financial Statements
Report of the Group Auditors

Report of the Group Auditors

ERNST & YOUNG

Ernst & Young Ltd
Aeschengraben 9
P.O. Box 2149
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

The Board of Directors and Shareholders

UBS AG, Zurich and Basel

Basel, 4 February 2004
except for Notes 1 and 2a, as to which the date is
30 March 2004

Report of the group auditors

We have audited the accompanying group balance sheets of UBS AG as of 31 December 2003 and 2002, and the related group statements of income, cash flows and changes in equity for each of the three years ended 31 December 2003, and notes thereto / pages 82 to 183. These financial statements are the responsibility of the company's management and the board of directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements in Switzerland concerning professional qualification and independence.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America, as well as those promulgated by the profession in Switzerland. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audit, the group financial statements referred to above present fairly, in all material respects, the consolidated financial position of UBS AG as of 31 December 2003 and 2002, and the consolidated results of operations and cash flows for each of the three years ended 31 December 2003, in conformity with International Financial Reporting Standards ("IFRS"), and they comply with Swiss Law.

In accordance with Swiss Law, we recommend that the group financial statements submitted to you be approved.

IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected shareholders' equity as of 31 December 2003 and 2002 and the results of operations for each of the three years ended 31 December 2003 to the extent summarized in Note 40 of the notes to the financial statements.

Ernst & Young Ltd

Roger K. Perkin Chartered Accountant (in charge of the audit)	Peter Heckendorn lic. oec. (in charge of the audit)

Offices in Aarau, Baden, Basel, Berne, Geneva, Kreuzlingen, Lausanne, Lucerne, Lugano, Neuchâtel, St. Gallen, Zug, Zurich.
Member of the Swiss Chamber of Auditors

Financial Statements

Financial Statements

UBS Income Statement

CHF million, except per share data				% change from
For the year ended	Note	31.12.03	31.12.02	31.12.01	31.12.02

Operating income
Interest income	3	40,159	39,963	52,277	0
Interest expense	3	(27,860)	(29,417)	(44,236)	(5)

Net interest income		12,299	10,546	8,041	17
Credit loss (expense) / recovery		(116)	(206)	(498)	(44)

Net interest income after credit loss expense		12,183	10,340	7,543	18

Net fee and commission income	4	17,345	18,221	20,211	(5)
Net trading income	3	3,883	5,572	8,802	(30)
Other income	5	561	(12)	558

Total operating income		33,972	34,121	37,114	0

Operating expenses
Personnel expenses	6	17,231	18,524	19,828	(7)
General and administrative expenses	7	6,086	7,072	7,631	(14)
Depreciation of property and equipment	14	1,364	1,521	1,614	(10)
Amortization of goodwill and other intangible assets	15	943	2,460	1,323	(62)

Total operating expenses		25,624	29,577	30,396	(13)

Operating profit before tax and minority interests		8,348	4,544	6,718	84

Tax expense	21	1,618	678	1,401	139

Net profit before minority interests		6,730	3,866	5,317	74

Minority interests	22	(345)	(331)	(344)	4

Net profit		6,385	3,535	4,973	81

Basic earnings per share (CHF)	8	5.72	2.92	3.93	96
Diluted earnings per share (CHF)	8	5.61	2.87	3.78	95

UBS Balance Sheet

			% change from
CHF million	Note	31.12.03	31.12.02	31.12.02

Assets
Cash and balances with central banks		3,584	4,271	(16)
Due from banks	9	31,667	32,468	(2)
Cash collateral on securities borrowed	10	213,932	139,052	54
Reverse repurchase agreements	10	320,587	294,086	9
Trading portfolio assets	11	461,772	371,436	24
Positive replacement values	23	84,334	82,092	3
Loans	9	212,504	211,647	0
Financial investments	12	5,139	8,391	(39)
Accrued income and prepaid expenses		6,218	6,453	(4)
Investments in associates	13	1,616	705	129
Property and equipment	14	7,659	7,869	(3)
Goodwill and other intangible assets	15	11,529	13,696	(16)
Other assets	16,21	25,459	8,952	184

Total assets		1,386,000	1,181,118	17

Total subordinated assets		4,794	3,652	31

Liabilities
Due to banks	17	127,153	83,178	53
Cash collateral on securities lent	10	53,278	36,870	45
Repurchase agreements	10	415,863	366,858	13
Trading portfolio liabilities	11	143,957	106,453	35
Negative replacement values	23	93,646	81,282	15
Due to customers	17	347,358	306,876	13
Accrued expenses and deferred income		13,673	15,331	(11)
Debt issued	18	120,237	129,411	(7)
Other liabilities	19,20,21	31,316	12,339	154

Total liabilities		1,346,481	1,138,598	18

Minority interests	22	4,073	3,529	15

Shareholders’ equity
Share capital		946	1,005	(6)
Share premium account		6,938	12,638	(45)
Net gains / (losses) not recognized in the income statement, net of tax		(983)	(159)	(518)
Retained earnings		36,725	32,638	13
Treasury shares		(8,180)	(7,131)	(15)

Total shareholders’ equity		35,446	38,991	(9)

Total liabilities, minority interests and shareholders’ equity		1,386,000	1,181,118	17

Total subordinated liabilities		9,301	10,102	(8)

Financial Statements

[1]	On 16 July 2001, UBS made a distribution to shareholders of CHF 1.60 per share, paid in the form of a reduction in the par value of its shares, from CHF 10.00 to CHF 8.40. At the same time, UBS split its share 3 for 1, resulting in a new par value of CHF 2.80 per share. On 10 July 2002, UBS made a distribution of CHF 2.00 per share to shareholders which reduced the par value from CHF 2.80 to CHF 0.80 per share. A dividend of CHF 2.00 per share was paid out on 23 April 2003. There was no capital repayment by par value reduction in 2003.

[2]	Included are gains and losses from match-funding of net investments in foreign entities as follows: CHF 93 million net gain for 2003, CHF 849 million net gain for 2002 and CHF 43 million net loss for 2001.

[3]	Opening adjustments to reflect the adoption of IAS 39 (see Note 1: Summary of Significant Accounting Policies).

UBS Statement of Changes in Equity

CHF million
For the year ended	31.12.03	31.12.02	31.12.01

Issued and paid up share capital
Balance at the beginning of the year	1,005	3,589	4,444
Issue of share capital	2	6	12
Capital repayment by par value reduction[1]		(2,509)	(683)
Cancellation of second trading line treasury shares (2000 Program)			(184)
Cancellation of second trading line treasury shares (2001 Program)		(81)
Cancellation of second trading line treasury shares (2002 Program)	(61)

Balance at the end of the year	946	1,005	3,589

Share premium
Balance at the beginning of the year	12,638	14,408	20,885
Premium on shares issued and warrants exercised	92	157	80
Net premium / (discount) on treasury share and own equity derivative activity	(324)	282	(239)
Settlement of own shares to be delivered			(2,502)
Cancellation of second trading line treasury shares (2000 Program)			(3,816)
Cancellation of second trading line treasury shares (2001 Program)		(2,209)
Cancellation of second trading line treasury shares (2002 Program)	(5,468)

Balance at the end of the year	6,938	12,638	14,408

Net gains / (losses) not recognized in the income statement, net of taxes
Foreign currency translation
Balance at the beginning of the year	(849)	(769)	(687)
Movements during the year[2]	(795)	(80)	(82)

Subtotal – balance at the end of the year	(1,644)	(849)	(769)

Net unrealized gains / (losses) on available-for-sale investments, net of taxes
Balance at the beginning of the year	946	1,035	0
Change in accounting policy			1,577 [3]
Net unrealized gains / (losses) on available-for-sale investments	(108)	(144)	(139)
Impairment charges reclassified to the income statement	285	635	47
Gains reclassified to the income statement	(340)	(600)	(461)
Losses reclassified to the income statement	22	20	11

Subtotal – balance at the end of the year	805	946	1,035

Change in fair value of derivative instruments designated as cash flow hedges, net of taxes
Balance at the beginning of the year	(256)	(459)	0
Change in accounting policy			(380) [3]
Net unrealized gains / (losses) on the revaluation of cash flow hedges	116	(11)	(316)
Net (gains) / losses reclassified to the income statement	(4)	214	237

Subtotal – balance at the end of the year	(144)	(256)	(459)

Balance at the end of the year	(983)	(159)	(193)

Retained earnings
Balance at the beginning of the year	32,638	29,103	24,191
Change in accounting policy			(61) [3]
Balance at the beginning of the year (restated)	32,638	29,103	24,130
Net profit for the year	6,385	3,535	4,973
Dividends paid [1]	(2,298)

Balance at the end of the year	36,725	32,638	29,103

Treasury shares, at cost
Balance at the beginning of the year	(7,131)	(3,377)	(4,000)
Acquisitions	(8,424)	(8,313)	(13,506)
Disposals	1,846	2,269	10,129
Cancellation of second trading line treasury shares (2000 Program)			4,000
Cancellation of second trading line treasury shares (2001 Program)		2,290
Cancellation of second trading line treasury shares (2002 Program)	5,529

Balance at the end of the year	(8,180)	(7,131)	(3,377)

Total shareholders’ equity	35,446	38,991	43,530

UBS Statement of Changes in Equity (continued)

Shares issued

	Number of shares			% change from
For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Balance at the beginning of the year	1,256,297,678	1,281,717,499	1,333,139,187	(2)
Issue of share capital	2,719,166	3,398,869	3,843,661	(20)
Cancellation of second trading line treasury shares (2000 Program)			(55,265,349)
Cancellation of second trading line treasury shares (2001 Program)		(28,818,690)
Cancellation of second trading line treasury shares (2002 Program)	(75,970,080)

Balance at the end of the year	1,183,046,764	1,256,297,678	1,281,717,499	(6)

Treasury shares

	Number of shares			% change from
For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Balance at the beginning of the year	97,181,094	41,254,951	55,265,349	136
Acquisitions	116,080,976	110,710,741	162,818,045	5
Disposals	(25,931,298)	(25,965,908)	(121,563,094)	0
Cancellation of second trading line treasury shares (2000 Program)			(55,265,349)
Cancellation of second trading line treasury shares (2001 Program)		(28,818,690)
Cancellation of second trading line treasury shares (2002 Program)	(75,970,080)

Balance at the end of the year	111,360,692	97,181,094	41,254,951	15

During the year a total of 75,970,080 shares acquired under the second trading line buyback program 2002 were cancelled. At 31 December 2003, a maximum of 6,871,752 shares can be issued against the exercise of options from former PaineWebber employee option plans. These shares are shown as conditional share capital in the UBS AG (Parent Bank) disclosure. Out of the total number of 111,360,692 treasury shares, 56,707,000 shares (CHF 4,266 million) were acquired under the second trading line buyback program 2003 and are earmarked for cancellation. The Board of Directors will propose to the Annual General Meeting on 15 April 2004 to reduce the outstanding number of shares and the share capital by the number of shares purchased for cancellation. All issued shares are fully paid.

Financial Statements
Financial Statements

UBS Statement of Cash Flows

CHF million
For the year ended	31.12.03	31.12.02	31.12.01

Cash flow from / (used in) operating activities
Net profit	6,385	3,535	4,973
Adjustments to reconcile net profit to cash flow from / (used in) operating activities
Non-cash items included in net profit and other adjustments:
Depreciation of property and equipment	1,364	1,521	1,614
Amortization of goodwill and other intangible assets	943	2,460	1,323
Credit loss expense / (recovery)	116	206	498
Equity in income of associates	(123)	(7)	(72)
Deferred tax expense / (benefit)	514	(509)	292
Net loss / (gain) from investing activities	(63)	986	513
Net (increase) / decrease in operating assets:
Net due from / to banks	42,921	(22,382)	27,306
Reverse repurchase agreements and cash collateral on securities borrowed	(101,381)	(944)	(60,536)
Trading portfolio and net replacement values	(52,264)	21,967	(78,456)
Loans / due to customers	38,594	(11,537)	42,813
Accrued income, prepaid expenses and other assets	(16,100)	2,875	(424)
Net increase / (decrease) in operating liabilities:
Repurchase agreements and cash collateral on securities lent	65,413	4,791	80,006
Accrued expenses and other liabilities	18,188	(4,754)	(5,235)
Income taxes paid	(1,104)	(572)	(1,742)

Net cash flow from / (used in) operating activities	3,403	(2,364)	12,873

Cash flow from / (used in) investing activities
Investments in subsidiaries and associates	(428)	(60)	(467)
Disposal of subsidiaries and associates	834	984	95
Purchase of property and equipment	(1,376)	(1,763)	(2,021)
Disposal of property and equipment	123	67	380
Net (investment in) / divestment of financial investments	2,317	2,153	(5,770)

Net cash flow from / (used in) investing activities	1,470	1,381	(7,783)

Cash flow from / (used in) financing activities
Net money market paper issued / (repaid)	(14,737)	(26,206)	24,226
Net movements in treasury shares and treasury share contract activity	(6,810)	(5,605)	(6,038)
Capital issuance	2	6	12
Capital repayment by par value reduction	0	(2,509)	(683)
Dividends paid	(2,298)
Issuance of long-term debt	23,644	17,132	18,233
Repayment of long-term debt	(13,615)	(14,911)	(18,477)
Increase in minority interests[1]	755	0	1,291
Dividend payments to / and purchase from minority interests	(278)	(377)	(461)

Net cash flow from / (used in) financing activities	(13,337)	(32,470)	18,103
Effects of exchange rate differences	(524)	(462)	(304)

Net increase / (decrease) in cash and cash equivalents	(8,988)	(33,915)	22,889
Cash and cash equivalents, beginning of the year	82,344	116,259	93,370

Cash and cash equivalents, end of the year	73,356	82,344	116,259

Cash and cash equivalents comprise:
Cash and balances with central banks	3,584	4,271	20,990
Money market paper[2]	40,599	46,183	69,938
Due from banks maturing in less than three months	29,173	31,890	25,331

Total	73,356	82,344	116,259

1 Includes issuance of trust preferred securities of CHF 372 million for the year ended 31 December 2003 and CHF 1,291 million for the year ended 31 December 2001.   2 Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments. CHF 6,208 million, CHF 10,475 million and CHF 29,895 million were pledged at 31 December 2003, 31 December 2002 and 31 December 2001, respectively.

UBS Statement of Cash Flows (continued)

Significant non-cash investing and financing activities

CHF million
For the year ended	31.12.03	31.12.02	31.12.01

Hyposwiss, Zurich, deconsolidation
Financial investments	0	53	0
Property and equipment	0	18	0
Debt issued	0	63	0
Hirslanden Holding AG, Zurich, deconsolidation
Financial investments	0	3	0
Property and equipment	0	718	0
Goodwill and other intangible assets	0	15	0
Consolidation of special purpose entities
Debt issued	0	2,322	0
Provisions for reinstatement costs
Property and equipment	137	0	0

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
     The consolidated financial statements of UBS (the “Financial Statements”) are prepared in accordance with International Financial Reporting Standards (“IFRS”) and stated in Swiss francs (CHF), the currency of the country in which UBS AG is incorporated. On 4 February 2004 the Board of Directors approved them for issue.

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

c) Consolidation

The Financial Statements comprise those of the parent company (UBS AG), its subsidiaries and certain special-purpose entities, presented as a single economic entity. The effects of intra-group transactions are eliminated in preparing the Financial Statements. Subsidiaries and special-purpose entities which are directly or indirectly controlled by the Group are consolidated. Subsidiaries acquired are consolidated from the date control is transferred to the Group. Subsidiaries to be divested are consolidated up to the date of disposal. Temporarily controlled entities that are acquired and held with a view to their subsequent disposal, are recorded as Financial investments.

     Assets held in an agency or fiduciary capacity are not assets of the Group and are not reported in the Financial Statements.
     Equity and net income attributable to minority interests are shown separately in the Balance sheet and Income statement, respectively.
     Investments in associates in which UBS has a significant influence are accounted for under the equity method of accounting. Significant influence is normally evidenced when UBS owns 20% or more of a company’s voting rights. Investments in associates are initially recorded at cost and the carrying amount is increased or decreased to recognize the Group’s share of the investee’s profits or losses after the date of acquisition. Investments in associates for which significant influence is intended to be temporary because the investments are acquired and held exclusively with a view to their subsequent disposal, are recorded as Financial investments.
     The Group sponsors the formation of companies, which may or may not be directly or indirectly owned subsidiaries, for the purpose of asset securitization transactions and structured debt issuance, and to accomplish certain narrow and well defined objectives. These companies may acquire assets directly or indirectly from UBS or its affiliates. Some of these companies are bankruptcy-remote entities whose assets are not available to satisfy the claims of creditors of the Group or any of its subsidiaries. Such companies are consolidated in the Group’s Financial Statements when the substance of the relationship between the Group and the company indicates that the company is controlled by the Group. Certain transactions of consolidated entities meet the criteria for derecognition of financial assets. Derecognition of a financial asset takes place when the Group loses control of the contractual rights that comprise the financial asset, which is normally the case when the asset is sold, or all the cash flows attributable to the asset are passed through to an independent third party. These transactions do not affect the consolidation status of an entity.

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
     Unrealized exchange differences on non-monetary financial assets (investments in equity instruments) are a component of the change in their entire fair value. For a non-monetary financial asset classified as held for trading, unrealized exchange differences are recognized in the income statement. For non-monetary Financial investments, which are classified as available-for-sale, unrealized exchange differences are recorded directly in Shareholder’s equity until the asset is sold.
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

e) Segment reporting

UBS is organized on a worldwide basis into four Business Groups and the Corporate Center. This organizational structure is the basis upon which the Group reports its primary segment information.
     Segment income, segment expenses and segment performance include transfers between business segments and between geographic segments. Such transfers are conducted at arm’s length.

f) Cash and cash equivalents

Cash and cash equivalents consist of Cash and balances with central banks, balances included in Due from banks that mature in less than three months, and Money market paper included in Trading portfolio assets and Financial investments.

g) Fee income

UBS earns fee income from a diverse range of services it provides to its customers. Fee income can be divided into two broad categories: income earned from services that are provided over a certain period of time, for which customers are generally billed on an annual or semi-annual basis, and income earned from providing transaction-type services. Fees earned from services that are provided over a certain period of time are recognized ratably over the service period. Fees earned from providing transaction-type services are recognized when the service has been completed. Fees or components of fees that are performance linked are recognized when the performance criteria are fulfilled.
     The following fee income is predominantly earned from services that are provided over a period of time: investment fund fees, fiduciary fees, custodian fees, portfolio and other management and advisory fees, insurance-related fees, credit-related fees and commission income. Fees predominantly earned from providing transaction type services include underwriting fees, corporate finance fees, and brokerage fees.

h) Securities borrowing and lending

Securities borrowing and securities lending transactions are generally entered into on a collateralized basis, with securities predominantly advanced or received as collateral. Transfer of the securities themselves, whether in a borrowing / lending transaction or as collateral, is not reflected on the balance sheet unless the risks and rewards of ownership are also transferred. If cash collateral is advanced or received, securities borrowing and lending activities are recorded at the amount of cash collateral advanced (Cash collateral on securities borrowed) or received (Cash collateral on securities lent).
     UBS monitors the market value of the securities borrowed and lent on a daily basis and provides or requests additional collateral in accordance with the underlying agreements.
     Fees and interest received or paid are recognized on an accrual basis and recorded as interest income or interest expense.

i) Repurchase and reverse repurchase transactions

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are generally treated as collateral-

Financial Statements
Notes to the Financial Statements

ized financing transactions. In reverse repurchase agreements, the cash advanced, including accrued interest, is recognized on the balance sheet as Reverse repurchase agreements. In repurchase agreements, the cash received, including accrued interest, is recognized on the balance sheet as Repurchase agreements.

     Securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on or derecognized from the balance sheet, unless control of the contractual rights that comprise these securities is relinquished. UBS monitors the market value of the securities received or delivered on a daily basis and provides or requests additional collateral in accordance with the underlying agreements.
     Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is recognized as interest income or interest expense over the life of each agreement.
     The Group offsets reverse repurchase agreements and repurchase agreements with the same counterparty for transactions covered by legally enforceable master netting agreements when net or simultaneous settlement is intended.

j) Trading portfolio

Trading portfolio assets consist of money market paper, other debt instruments, including traded loans, equity instruments and precious metals which are owned by the Group (“long” positions). Trading portfolio liabilities consist of obligations to deliver trading securities such as money market paper, other debt instruments and equity instruments which the Group has sold to third parties but does not own (“short” positions).
     The trading portfolio is carried at fair value, which includes valuation allowances for instruments for which active markets do not exist. Gains and losses realized on disposal or redemption and unrealized gains and losses from changes in the fair value of trading portfolio assets or liabilities are reported as Net trading income. Interest and dividend income and expense on trading portfolio assets or liabilities are included in Interest and dividend income or Interest and dividend expense, respectively.
     The Group uses settlement date accounting when recording trading portfolio transactions. It recognizes from the date the transaction is entered into (trade date) any unrealized profits and losses arising from revaluing that contract to fair value in the income statement. Subsequent to the trade date, when the transaction is consummated (settlement date) a resulting financial asset or liability is recognized on the balance sheet at the fair value of the consideration given or received plus or minus the change in fair value of the contract since the trade date. When the Group becomes party to a sales contract of a financial asset classified in its trading portfolio, it derecognizes the asset on the day of its transfer.

     The determination of fair values of trading portfolio assets or liabilities is based on quoted market prices or dealer price quotations from active markets, valuation models (using assumptions based on market conditions), or management’s estimates, as applicable.

k) Loans originated by the Group

Loans originated by the Group include loans where money is provided directly to the borrower, other than those that are originated with the intent to be sold in the short term, which are recorded as Trading portfolio assets. A participation in a loan from another lender is considered to be originated by the Group, provided it is funded on the date the loan is originated by the lender. Purchased loans are classified either as Financial investments available-for-sale, or as Trading portfolio assets, as appropriate.
     Loans originated by the Group are recognized when cash is advanced to borrowers. They are initially recorded at cost, which is the fair value of the cash given to originate the loan, including any transaction costs, and are subsequently measured at amortized cost using the effective interest rate method.
     Interest on loans originated by the Group is included in Interest earned on loans and advances and is recognized on an accrual basis. Fees and direct costs relating to loan origination, re-financing or restructuring and to loan commitments are deferred and amortized to Interest earned on loans and advances over the life of the loan using the straight-line method which approximates the effective interest rate method. Fees received for commitments which are not expected to result in a loan are included in Credit-related fees and commissions over the commitment period. Loan syndication fees where UBS does not retain a portion of the syndicated loan are credited to commission income.

l) Allowance and provision for credit losses

An allowance for credit losses is established if there is objective evidence that the Group will be unable to collect all amounts due on a claim according to the original contractual terms or the equivalent value. A “claim” means a loan, a commitment such as a letter of credit, a guarantee, a commitment to extend credit, or other credit product.
     An allowance for credit losses is reported as a reduction of the carrying value of a claim on the balance sheet, whereas for an off-balance sheet item such as a commitment a provision for credit loss is reported in Other liabilities. Additions to the allowances and provisions for credit losses are made through credit loss expense.
     Allowances and provisions for credit losses are evaluated at a counterparty-specific and / or country-specific level based on the following principles:
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
     The estimated recoverable amount is the present value of expected future cash flows, which may result from restructuring or liquidation. Impairment is measured and allowances for credit losses are established for the difference between the carrying amount and the estimated recoverable amount.
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
     A loan is classified as non-performing when the contractual payments of principal and / or interest are in arrears for 90 days or more, bankruptcy proceedings have been initiated or concessionary terms have been granted in restructuring procedures.
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

m) Securitizations

UBS securitizes various consumer and commercial financial assets, which generally results in the sale of these assets to special-purpose entities, which, in turn issue securities to investors. Financial assets are partially or wholly derecognized when the Group gives up control of the financial asset or portions thereof.
     Interests in the securitized financial assets may be retained in the form of senior or subordinated tranches, interest-only strips or other residual interests (“retained interests”). Retained interests are primarily recorded in Trading portfolio assets and carried at fair value. The determination of fair values of retained interests is generally based on quoted market prices or, to a lesser extent, by determining the present value of expected future cash flows using pricing models that incorporate management’s best estimates of critical assump-

Financial Statements
Notes to the Financial Statements

tions which may include credit losses, discount rates, yield curves and other factors.

     Gains or losses on securitization depend in part on the carrying amount of the transferred financial assets, allocated between the financial assets derecognized and the retained interests based on their relative fair values at the date of the transfer. Gains or losses on securitization are recorded in Net trading income.

n) Financial investments

Financial investments are classified as available-for-sale and recorded on a settlement date basis. Available-for-sale financial investments are instruments which, in management’s opinion, may be sold in response to or in anticipation of needs for liquidity or changes in interest rates, foreign exchange rates or equity prices. Financial investments consist of money market paper, other debt instruments and equity instruments, including private equity investments.
     Available-for-sale financial investments are carried at fair value. Unrealized gains or losses on available-for-sale investments are reported in Shareholders’ equity, net of applicable income taxes, until such investments are sold, collected or otherwise disposed of, or until such investment is determined to be impaired. On disposal of an available-for-sale investment, the accumulated unrealized gain or loss included in Shareholders’ equity is transferred to net profit or loss for the period and reported in Other income. Gains and losses on disposal are determined using the average cost method.
     Interest and dividend income on available-for-sale financial investments is included in Interest and dividend income from financial investments.
     The determination of fair values of available-for-sale financial investments is generally based on quoted market prices in active markets, dealer price quotations or discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment, or is based upon review of the investee’s financial results, condition and prospects including comparisons to similar companies for which quoted market prices are available.
     If an available-for-sale investment is determined to be impaired, the cumulative unrealized loss previously recognized in Shareholders’ equity is included in net profit or loss for the period and reported in Other income. A financial investment is considered impaired if its cost exceeds the recoverable amount. For non-quoted equity investments, the recoverable amount is determined by applying recognized valuation techniques. The standard method applied is based on the multiple of earnings observed in the market for comparable companies. Management may adjust valuations determined in this way based on its judgement. For quoted financial investments, the recoverable amount is determined by reference to the market price. They are considered impaired if objective evidence indicates that the decline in market price has reached such a level that recovery of the cost value cannot be reasonably expected within the foreseeable future.

o) Property and equipment

Property and equipment includes own-used properties, investment properties, leasehold improvements, IT, software and communication, and other machines and equipment.
     Own-used property is defined as property held by the Group for use in the supply of services or for administrative purposes whereas investment property is defined as property held to earn rentals and / or for capital appreciation. If a property of the Group includes a portion that is own-used and another portion that is held to earn rentals or for capital appreciation, the classification is based on whether or not these portions can be sold separately. If the portions of the property can be sold separately they are accounted for as own-used property and investment property. If the portions can not be sold separately, the whole property is classified as own-used property unless the portion used by the bank is minor. The classification of property is reviewed on a regular basis to account for major changes in its usage.
     Leasehold improvements are investments made to customize buildings and offices occupied under operating lease contracts to make them suitable for the intended purpose. The estimated reinstatement costs to bring a leased property into its original condition at the end of the lease, if required, is capitalized as part of the total leasehold improvements costs. At the same time, a corresponding liability is recognized to reflect the obligation incurred. Reinstatement costs are recognized in profit and loss through depreciation of the capitalized leasehold improvements over their estimated useful life.

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
     Property and equipment is depreciated on a straight-line basis over its estimated useful life as follows:

Properties, excluding land	Not exceeding 50 years

Leasehold improvements	Residual lease term, but not exceeding 10 years

Other machines and equipment	Not exceeding 10 years

IT, software and communication	Not exceeding 5 years

     Property formerly own-used or leased to third parties under an operating lease which the Group has decided to dispose of, and foreclosed property are defined as Properties held for resale and recorded in Other assets. They are carried at the lower of cost or recoverable value.
     For investment property carried at cost less accumulated depreciation, the investment property’s fair value and details of how fair value is determined are disclosed in Note 14. UBS employs internal real estate experts who determine the fair value of investment property by applying recognized valuation techniques. In cases where prices of recent market transactions of comparable properties are available, fair value is determined by reference to these transactions.

p) Goodwill and other intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of net identifiable assets of the acquired entity at the date of acquisition.
     Other intangible assets are comprised of separately identifiable intangible items arising from acquisitions and certain purchased trademarks and similar items.
     Goodwill and other intangible assets are recognized on the balance sheet at cost determined at the date of acquisition and are amortized using the straight-line method over their estimated useful eco-

nomic life, not exceeding 20 years. At each balance sheet date, goodwill and other intangible assets are reviewed for indications of impairment or changes in estimated future benefits. If such indications exist, an analysis is performed to assess whether the carrying amount of goodwill or other intangible assets is fully recoverable. A writedown is made if the carrying amount exceeds the recoverable amount.

q) Income taxes

Income tax payable on profits is recognized as an expense based on the applicable tax laws in each jurisdiction in the period in which profits arise. The tax effects of income tax losses available for carry-forward are recognized as a deferred tax asset if it is probable that future taxable profit will be available against which those losses can be utilized.
     Deferred tax liabilities are recognized for temporary differences between the carrying amounts of assets and liabilities in the balance sheet and their amounts as measured for tax purposes, which will result in taxable amounts in future periods. Deferred tax assets are recognized for temporary differences which will result in deductible amounts in future periods, but only to the extent it is probable that sufficient taxable profits will be available against which these differences can be utilized.
     Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the asset will be realized or the liability will be settled based on enacted rates.
     Current and deferred tax assets and liabilities are offset when they arise from the same tax reporting group and relate to the same tax authority and when the legal right to offset exists.
     Current and deferred taxes are recognized as income tax benefit or expense except for (i) deferred taxes recognized or disposed of upon the acquisition or disposal of a subsidiary, and (ii) unrealized gains or losses on available-for-sale investments and changes in fair value of derivative instruments designated as cash flow hedges, which are recorded net of taxes in gains or losses not recognized in the income statement within Shareholders’ equity.

r) Debt issued

Debt issued is initially measured at cost, which is the fair value of the consideration received, net of transaction costs incurred. Subsequent measure-

Financial Statements
Notes to the Financial Statements

ment is at amortized cost, using the effective interest rate method to amortize cost at inception to the redemption value over the life of the debt.

     Combined debt instruments that are related to non-UBS AG equity instruments, foreign exchange, credit instruments or indices are considered structured instruments. The embedded derivative is separated from the host contract and accounted for as a stand-alone derivative if the criteria for separation are met. The host contract is subsequently measured at amortized cost.
     Debt instruments with embedded derivatives that are related to UBS AG shares or to a derivative instrument that has UBS AG shares as underlying are separated into a liability and an equity component at issue date, if they require or provide UBS with a choice of physical settlement. Initially, a portion of the net proceeds from issuing the combined debt instrument are allocated to the equity component based on its fair value and reported in Share premium account. The determination of fair values is generally based on quoted market prices or option pricing models. Subsequent changes in fair value of the separated equity component are not recognized. The remaining amount is allocated to the liability component and reported as Debt issued. The liability component is subsequently measured at amortized cost. However, if the combined instrument or the embedded derivative related to UBS AG shares is cash settled or the holder of the hybrid instrument has the right to require cash settlement, then the separated derivative is accounted for as a trading instrument with changes in fair value recorded in income.
     It is the Group’s policy to hedge the fixed interest rate risk on debt issues (except for certain subordinated long-term note issues, see Note 29a) and apply fair value hedge accounting. When hedge accounting is applied to fixed rate debt instruments, the carrying values of debt issues are adjusted for changes in fair value related to the hedged exposure rather than carried at amortized cost. See v) Derivative instruments for further discussion.
     Own bonds held as a result of market making activities or deliberate purchases in the market are treated as a redemption of debt. A gain or loss on redemption is recorded depending on whether the repurchase price of the bond was lower or higher than its carrying value. A subsequent sale of own bonds in the market is treated as a re-issuance of debt.
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

t) Retirement benefits

UBS sponsors a number of retirement benefit plans for its employees worldwide. These plans include both defined benefit and defined contribution plans and various other retirement benefits such as post-employment medical benefits. Contributions to defined contribution plans are expensed when employees have rendered services in exchange for such contributions, generally in the year of contribution.
     The Group uses the projected unit credit actuarial method to determine the present value of its defined benefit plans and the related service cost and, where applicable, past service cost.
     The principal actuarial assumptions used by the actuary are set out in Note 31.
     The Group recognizes a portion of its actuarial gains and losses as income or expense if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded the greater of:

a)	10% of present value of the defined benefit obligation at that date (before deducting plan assets); and

b)	10% of the fair value of any plan assets at that date.

     The unrecognized actuarial gains and losses exceeding the greater of the two values are recognized in the income statement over the expected average remaining working lives of the employees participating in the plans.

     If an excess of the fair value of the plan assets over the present value of the defined benefit obligations cannot be recovered fully through refunds or reductions in future contributions, no gain is recognized solely as a result of deferral of an actuarial loss or past service cost in the current period or no loss is recognized solely as a result of deferral of an actuarial gain in the current period.

u) Equity participation plans

UBS provides various equity participation plans in the form of stock plans and stock option plans. UBS generally uses the intrinsic value method of accounting for such awards. Consequently, compensation expense is measured as the difference between the quoted market price of the stock at the grant date less the amount, if any, that the employee is required to pay, or by the excess of stock price over option strike price, if any. The Group’s policy is to recognize compensation expense for equity awards at the date of grant.

v) Derivative instruments and hedging

All derivative instruments are carried at fair value on the balance sheet and are reported as Positive or Negative replacement values. Fair values are obtained from quoted market prices, dealer price quotations, discounted cash flow models and option pricing models, which incorporate current market and contractual prices for the underlying instrument, time to expiry, yield curves and volatility of the underlying. Inputs used in pricing models are generally market observable or can be derived from market observable data. If market observable data are not available, the initial increase in fair value indicated by valuation techniques but based on unobservable inputs is amortized to income over the life of the transactions. The Group offsets positive and negative replacement values with the same counterparty for transactions covered by legally enforceable master netting agreements, as explained in Note 23.
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

     At the time a financial instrument is designated as a hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s). Documentation includes its risk management objectives and its strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. Accordingly, the Group formally assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives have been “highly effective” in offsetting changes in the fair value or cash flows of the hedged items. A hedge is normally regarded as highly effective if, at inception and throughout its life, the Group can expect, and actual results indicate, changes in the fair value or cash flows of the hedged item are offset by the changes in the fair value or cash flows of the hedging instrument, and actual results are within a range of 80% to 125%. In the case of hedging a forecast transaction, the transaction must have a high probability of occurring and must present an exposure to variations in cash flows that could ultimately affect reported net profit or loss. The Group discontinues hedge accounting when it is determined that: a derivative is not, or has ceased to be, highly effective as a hedge; when the derivative expires, or is sold, terminated, or exercised; when the hedged item matures or is sold or repaid; or when a forecast transaction is no longer deemed highly probable.
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

Financial Statements
Notes to the Financial Statements

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

     A fair valuation gain or loss associated with the effective portion of a derivative designated as a cash flow hedge is recognized initially in Shareholders’ equity. When the cash flows that the derivative is hedging (including cash flows from transactions that were only forecast when the derivative hedge was effected) materialize, resulting in income or expense, then the associated gain or loss on the hedging derivative is simultaneously transferred from Shareholders’ equity to the corresponding income or expense line item.
     If a cash flow hedge for a forecast transaction is deemed to be no longer effective, or the hedge relationship is terminated, the cumulative gain or loss on the hedging derivative previously reported in Shareholders’ equity remains in Shareholders’ equity until the committed or forecast transaction occurs, at which point it is transferred from Shareholders’ equity to the income statement.
     Derivative instruments transacted as economic hedges but not qualifying for hedge accounting are treated in the same way as derivative instruments used for trading purposes, i. e. realized and unrealized gains and losses are recognized in Net trading income. In particular, the Group has entered into economic hedges of credit risk within the loan portfolio using credit default swaps to which it cannot apply hedge accounting. In the event that the Group recognizes an impairment on a loan that is economically hedged in this way, the impairment is recognized in Credit loss expense whereas any gain on the credit default swap is recorded in Net trading income – see Note 23 for additional information.
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

w) Earnings per Share (EPS)

Basic earnings per share are calculated by dividing the net profit or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.
     Diluted earnings per share are computed using the same method as for basic EPS, but the determinants are adjusted to reflect the potential dilution that could occur if options, warrants, convertible debt securities or other contracts to issue ordinary shares were converted or exercised into ordinary shares.

x) Comparability

Amended IAS 19, Employee Benefits
UBS adopted in 2002 the amended standard IAS 19 “Employee Benefits”. The amendments introduce an asset ceiling provision that applies for defined benefit plans that have a surplus of plan assets over benefit obligations. The implementation of the amended standard had no material impact.

Segment Reporting

As at 1 January 2003, the five private label banks (three of which were subsequently merged into one bank) owned by UBS were transferred out of Wealth Management & Business Banking into Corporate Center. At the same time, GAM was transferred out of Global Asset Management into Corporate Center. All prior period comparative amounts of the affected Business Groups have been restated to conform to the current year presentation.
     As at 1 January 2002, Wealth Management USA was separated from Investment Bank and became a stand-alone Business Group. Note 2 to these Group Financial Statements reflects the new Business Group structure. Comparative prior year amounts have been restated to conform to the current year presentation.

IAS 39, Recognition and Measurement of Financial Instruments

UBS adopted IAS 39 prospectively as at 1 January 2001. The standard provides comprehensive guidance on accounting for financial instruments.
     Upon adoption, the Group decided to record unrealized gains and losses arising from changes in the fair value of available-for-sale financial investments directly in Shareholders’ equity until such investment is disposed of or until such investment is determined to be impaired.
     As a result of the adoption of IAS 39, Gains / losses not recognized in the income statement is a new component of Shareholders’ equity as at 1 January 2001. It includes unrealized gains and losses on available-for-sale financial investments and on derivatives designated as cash flow hedges as well as Foreign currency translation. The opening adjustment as at 1 January 2001 to financial investments recorded as available for sale was a net unrealized gain of CHF 1,769 million (CHF 1,577 million net of taxes), and for derivatives designated as cash flow hedges an unrealized net loss of CHF 506 million (CHF 380 million net of taxes).
     The opening adjustment to Retained earnings, a net debit of CHF 61 million as at 1 January 2001, consisted of CHF 19 million reflecting the impact of adopting the new hedge accounting rules and CHF 42 million reflecting the impact of remeasuring assets to either amortized cost or fair value as required under IAS 39.

y) Recently issued International Financial Reporting Standards

Revised IAS 32 and 39
In December 2003, the International Accounting Standards Board (IASB) issued revised IAS 32, Financial Instruments: Disclosure and Presentation, and IAS 39, Financial Instruments: Recognition and Measurement. Both standards are effective for financial years beginning on or after 1 January 2005, with earlier application of both standards together being permitted. Together the two standards provide comprehensive guidance on recognition, measurement, presentation and disclosure of financial instruments. The standards are to be applied retrospectively, with the exception of portions of the guidance relating to derecognition of financial assets and liabilities, which is to be applied prospectively.
      UBS decided to early adopt these revised standards as of 1 January 2004. Therefore, comparative prior years 2003 and 2002 presented in the 2004 financial statements will need to be restated appropriately.
     Revised IAS 39 permits any financial instrument that is not a derivative or included in the trading portfolio to be designated at inception, or at adoption of this standard, as at fair value through profit and loss. UBS has designated the majority of its compound instruments issued as at fair value through the income statement, which will eliminate the requirement to separate the embedded derivative instrument from the host contract. Instead, the instrument in its entirety will be carried at fair value, with changes in fair value being recorded in income.
      The guidance governing recognition and derecognition of a financial asset is considerably more complex under revised IAS 39 and may require a multi-step decision process to determine whether derecognition is appropriate. The impact, if any, from the prospective application of this changed accounting guidance is currently not expected to be material to UBS.
      Revised IAS 39 includes guidance that in the absence of quoted market prices or market observable inputs into a valuation model, the fair value of financial instruments on the transaction date is equal to the transaction price. Differences between the transaction price and the value obtained by a valuation model, for which market observable inputs are not available, can not be recognized immediately. The new guidance may retroactively affect profit booked at inception on certain transactions entered into in 2002 and earlier years, which could need to be restated.
     Financial guarantees have to be recognized on the balance sheet under revised IAS 39 at fair value upon issuance. Previously, they were kept off-balance sheet unless a provision had to be recognized because a loss had been incurred. Guarantees provided against a fee are now initially recognized as a liability equal to the amount of fee receivable over the contractual life of the guarantee issued. They are subsequently carried at the higher of the initial amount less cumulative amortization or, if it is probable that a loss has been incurred, at the estimated amount of that loss. This change in accounting does not affect revenue

Financial Statements
Notes to the Financial Statements

recognition related to guarantees, and the effect from restating prior periods is insignificant.

     Under revised IAS 39, loan commitments that can be settled net meet the definition of a derivative. Additionally, any loan commitment may be designated at inception as held at fair value through profit and loss. If the loan is subsequently funded, it must also be carried at fair value. A loan commitment provided at a below-market interest rate not designated as held at fair value is initially recorded at fair value (liability) and a loss has to be recognized. The liability can subsequently be amortized to income, as appropriate, unless a provision needs to be recorded to cover an incurred loss. The change in accounting will not have a material impact on the financial statements as loan commitments are generally issued at market conditions.
     Revised IAS 32 requires that certain derivative contracts linked to an entity’s own shares be treated as assets or liabilities and not as equity instruments. Obligations to repurchase own shares against cash, for example through a forward purchase contract, must be recognized as a liability on the balance sheet by transferring the fair value of the obligation out of shareholders’ equity. Subsequently, the obligation is accreted to the settlement amount through recognizing interest expense. All net share settled contracts on own shares have to be accounted for as derivatives, whereas under old IAS 32 they were classified as equity instruments. The impact from restatement on our prior period net profit, earnings per share and shareholders’ equity is insignificant.
     Revised IAS 32 provides that netting is permitted only if normal settlement is also intended to take place on a net basis. In general, that condition is not met and therefore certain replacement values that were previously offset will be reported gross. This will increase the total amount of assets and liabilities on our balance sheet by approximately CHF 165 billion at 31 December 2003. There will be no effect on net profit, shareholders’ equity, earnings per share or regulatory capital from the change.
     UBS is currently completing its assessment of the effect the adoption of the two revised standards will have on its financial statements. It is possible that the effect from restating prior comparative periods may have a significant impact on the financial statements.

IASB Improvements Project

In December 2003, the IASB issued 13 revised International Accounting Standards under its Improvement Project in an attempt to clarify language, to remove inconsistencies and to achieve convergence with other accounting standards, notably US GAAP. All revised standards are effective for financial years beginning on or after 1 January 2005. Of these 13 improved standards only two are expected to have a significant influence on UBS. These are IAS 27, Consolidated and Separate Financial Statements, and IAS 28, Investments in Associates.
     IAS 27 has been amended to limit the exemption from consolidating a subsidiary over which control is exercised temporarily to a twelve-month period. UBS has several private equity investments where it owns a controlling interest. As they are held longer than a twelve-month period, these investments need to be consolidated commencing 1 January 2005 with retrospective restatement of comparative prior years 2004 and 2003. The initial calculations of the effect from consolidating these investments indicate that the balance sheet and income statement impact could be material and could lead to the addition of a new business segment that comprises the operations of these industrial and non-financial services businesses.
     IAS 28 has been amended in the same way as IAS 27 to limit the exemption from equity method accounting to investments that are held with a view to their disposal within twelve months. Private equity investments, where UBS exercises significant influence, need to be accounted for using the equity method instead of as financial investments available-for-sale. UBS’s share in income or loss will be recognized in profit and loss, whereas currently unrealized gains and losses from fair value changes are directly recorded in shareholders’ equity, unless an investment is impaired, in which case the loss is recognized in income. UBS is currently in the process of determining the effect this change in accounting will have on its financial statements.
     All other revised standards under the Improvement Project will primarily affect presentation and disclosure, but not recognition and measurement of assets and liabilities, and will, therefore, not have a material impact on the financial statements.

IFRS 2 Share-based Payment

On 19 February 2004, the IASB issued IFRS 2 Share-based Payment, which governs the account-

ing for share-based payments. When share-based payments are made to employees, for example through awards of shares or share options, the fair value of these awards measured at the date of grant must be recognized as compensation expense. The new standard is effective for financial years beginning on or after 1 January 2005 and applies to equity-settled awards granted after 7 November 2002 that have not vested at 1 January 2005 and to liabilities arising from share-based awards that exist at the effective date. Comparative prior periods need to be restated and the opening balance of retained earnings at 1 January 2003 has to be adjusted. UBS discloses the compensation expense attributable to share-based awards in Note 32, but the amounts disclosed are based on the requirements under US generally accepted accounting principles, which may differ from IFRS 2. UBS is currently evaluating the impact the new standard will have on its financial statements.

z) Accounting changes effective in 2004

Investment Properties
Effective 1 January 2004, UBS changed its accounting for investment property from historical cost less accumulated depreciation to the fair value model. All changes in the fair value of investment property will now be recognized in the profit and loss account, and depreciation expense will no longer be recorded for these properties. Investment property is held exclusively to earn rental income and benefit from appreciation in value. Therefore, carrying investment property at fair value better reflects the business rationale behind acquiring and managing these assets.
     This change in accounting will lead to restatement of the 2002 and 2003 comparative financial years. The effects from restatement will be:
–	to credit (increase) retained earnings as of 1 January 2002 by CHF 202 million, net of taxes of CHF 64 million, for the then existing difference between book value and fair value of the investment property portfolio;
–	to reduce net profit for 2003 by CHF 64 million; and
–	to reduce net profit for 2002 by CHF 117 million.

Credit risk losses incurred on OTC derivatives

Effective 1 January 2004, the accounting for credit risk losses incurred on over-the-counter (OTC) derivatives has been changed. All such credit risk losses will now be reported in net trading income and will no longer be reported in credit loss expense. This change better reflects how the business is run and simplifies the current treatment. It does not affect net profit or earnings per share results. The change will, however, affect segment reporting, as actual losses reported as credit loss expense are currently deferred over a three-year period in the Business Group accounts, whereas actual losses in trading income are not subject to such a deferral. In the segment report, therefore, actual losses on OTC derivatives will now be reported as incurred. The changed accounting will not have a material effect on the Investment Bank’s performance before tax for 2003.

Change in treatment of corporate client assets

Effective 1 January 2004, UBS re-classified corporate client assets of Business Banking Switzerland (except for pension funds) to exclude them from invested assets. This change was made because UBS has a minimal advisory role for such clients and asset flows are erratic as they are often driven more by liquidity requirements than pure investment reasons. This change will reduce invested assets at 31 December 2003 by approximately CHF 75 billion and increase net new money for 2003 by CHF 7.5 billion.

Financial Statements
Notes to the Financial Statements

Note 2a Segment Reporting by Business Group

Based on our integrated business model, UBS is organized into the four Business Groups: Wealth Management & Business Banking, Global Asset Management, Investment Bank and Wealth Management USA, and our Corporate Center.

     Effective 1 January 2003, our independent private banks – Ehinger & Armand von Ernst (formerly Ehinger, Armand von Ernst and Cantrade), Banco di Lugano and Ferrier Lullin – and GAM, our specialist asset management firm, were transferred from Wealth Management & Business Banking and Global Asset Management into a separate new holding company held by the Corporate Center. While this restructuring had no impact on the UBS Financial Statements, we have restated all prior periods for all Business Groups affected to reflect these changes.

Wealth Management & Business Banking

Wealth Management & Business Banking comprises two business units.
     Wealth Management offers a comprehensive range of products and services individually tailored to affluent international and Swiss clients, operating from offices around the world.
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

Global Asset Management

Global Asset Management provides investment products and services to institutional investors and wholesale intermediaries around the globe. Clients include corporate and public pension plans, financial institutions and advisors, central banks as well as charities, foundations and individual investors.

Investment Bank

Investment Bank operates globally as a client-driven investment banking and securities firm with two business units.
     Investment Banking & Securities provides innovative products, research, advice and com-

plete access to the world’s capital markets for intermediaries, governments, corporate and institutional clients and other parts of UBS.

     Private Equity is the private equity business unit of Investment Bank, investing UBS and third-party funds, primarily in unlisted companies.

Wealth Management USA

Wealth Management USA is a US financial services firm providing sophisticated wealth management services to affluent US clients through a highly trained financial advisor network.

Corporate Center

Corporate Center ensures that the Business Groups operate as a coherent and effective whole with a common set of values and principles in such areas as risk management, financial reporting, marketing and communications, funding, capital and balance sheet management and management of foreign exchange earnings. It also holds our private label banks and GAM, which provide clients with a complete range of private banking services in Switzerland and specialized asset management services, respectively.

Credit Loss Expense

a) Principles for Segment Reporting
As discussed in Note 1(l), under IFRS an allowance for credit losses is established if there is objective evidence that the Group will be unable to collect all amounts due on a claim according to the original contractual terms or the equivalent value. Credit losses reported in the income statement in any given period are the total of net allowances and direct write-offs less recoveries, representing the adjustment necessary to maintain the total of Allowances and provisions for credit losses at an adequate level.
     The credit losses incurred in each Business Group are reflected in their segment contribution to pre-tax profit shown on pages 102 to 104 in the first table for each year.
     The occurrence of credit losses is erratic in timing and usually relates to transactions entered into in previous accounting periods by previous generations of management. Performance measurement for Business Groups which is solely based on credit losses actually incurred in a period in our view does not adequately reflect these particular circumstances. For that reason, our executive management reviews

Business Group performance based on an adjusted measure of credit loss which varies with the current portfolio composition and recent loss experience.

     The risk of credit loss exists in every credit engagement, and credit loss expenses must be expected as an inherent cost of doing business. Expected credit loss is the average annual cost that is expected to arise over time from losses on transactions in the current portfolio which become impaired in the future. For sound credit risk management and appropriate pricing, it is essential that Expected credit loss is adequately taken into account in each individual credit decision. Therefore, Expected credit loss is used internally as the basis for measurement of Business Group performance.
     In order to hold the Business Groups accountable for credit losses actually incurred, we adjust the Expected credit loss by a charge or refund for the difference between Credit loss expense and Expected credit loss, amortized over a three-year period. The sum of the Expected credit loss plus the amortization of the recent differences from credit loss expense (Deferral amounts) is charged to the Business Groups as Adjusted expected credit loss. To reconcile the total of Adjusted expected credit losses charged to the Business Groups with the Credit loss expense reported in the consolidated income statement, we record a balancing item in Corporate Center.
     Charging Adjusted expected credit loss to the Business Groups as a basis for performance measurement may result in a materially different segment result from a result based on Credit loss expense (Business Group contribution). While both concepts require that each Business Group, over time, bears the credit loss it actually incurs, a timing difference is introduced.

b) Expected Credit Loss

Expected credit loss is an estimate of the annual costs that will arise, on average over time, from positions that become impaired in the future. The Expected credit loss is a probabilistic measure calculated at the level of each individual transaction, based on three components:
–
the probability that the counterparty will default — referred to as probability of default (PD), i.e. the likelihood that a counterparty (or obligor) will not be able to meet its obligations. UBS rates counterparties to determine a counterparty specific PD by means of rating tools tailored to customer segments. Clients are segmented into 15 rating classes. We have assigned to each rating class a fixed probability of default except for the two lowest categories which are used to classify clients where a loss event has already occured due to default and impairment.

–
the current and likely future exposure should default occur, known as Exposure at Default (EAD): this is the amount of exposure to the obligor – the value of the transaction – which we expect to be outstanding at the time when default occurs.

–
the likely severity of the loss should default occur, typically described as Loss Given Default (LGD), expressed as a rate per unit of exposure. LGDs are typically differentiated by type of counterparty, claim and seniority, taking into account any available collateral.

The determination of the three components is founded on UBS’s historical loss experience and all elements are regularly reviewed by specialist teams.
     The summation of the Expected credit losses from all transactions with all counterparties entered into by a Business Group represents the Expected credit loss from its credit portfolio, which is used as the basis for performance measurement, as explained above. Expected credit loss changes over time as a result of changes in the individual components: individual credit quality (PD) may change, for instance as a result of rating migration over an economic cycle; the volume of outstanding transactions and their exposure (EAD) changes over time; and the likely level of loss (LGD) may change, for example due to deterioration in collateral values.
     Going forward, the three components will also be used as the main input parameters for the determination of minimum regulatory capital under the Advanced Internal Rating Based Approach of Basel II and consequently will be subject to high validation standards.

c) Computation of Adjusted Expected Credit Loss

Each month we establish the relevant data for Expected credit loss and Credit loss expense. The difference between the two is amortised on a linear basis over a 3-year period.
     The Business Group performance shown for each reporting period is the relevant Expected credit loss calculated for the portfolio plus the amortized amount from previous differences between Credit loss expenses and Expected credit loss (Deferral amounts).

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

For the year ended 31 December 2003

	Wealth			Wealth
	Management &	Global Asset	Investment	Management	Corporate
CHF million	Business Banking	Management	Bank	USA	Center	UBS

Income[1]	12,052	1,737	14,120	5,190	989	34,088
Credit loss (expense) / recovery	(75)	0	(40)	(3)	2	(116)

Total operating income	11,977	1,737	14,080	5,187	991	33,972

Personnel expenses	4,584	816	7,357	3,712	762	17,231
General and administrative expenses	2,116	407	2,130	988	445	6,086
Depreciation	384	29	327	151	473	1,364
Amortization of goodwill and other intangible assets [2]	75	153	278	336	101	943

Total operating expenses	7,159	1,405	10,092	5,187	1,781	25,624

Business Group contribution before tax	4,818	332	3,988	0	(790)	8,348
Tax expense						1,618

Net profit before minority interests						6,730
Minority interests						(345)

Net profit						6,385

Additional information [3]
Total assets	312,520	21,928	1,151,750	46,837	(147,035)	1,386,000
Total liabilities and minority interests	303,382	20,917	1,138,133	41,732	(153,610)	1,350,554
Capital expenditure	436	17	424	68	436	1,381

For internal management reporting purposes we measure credit loss expense using an expected loss concept. The table below shows Business Group performance consistent with the way in which our businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired in the future. The Adjusted expected credit loss reported for each Business Group is the Expected credit loss on its portfolio, plus the difference between Credit loss expense and Expected credit loss, amortized over a three year period. The difference between these Adjusted expected credit loss figures and the Credit loss expense recorded at Group level for financial reporting purposes is reported in the Corporate Center.

	Wealth			Wealth
	Management &	Global Asset	Investment	Management	Corporate
CHF million	Business Banking	Management	Bank	USA	Center	UBS

Income[1]	12,052	1,737	14,120	5,190	989	34,088

Expected credit loss	(542)	0	(94)	(8)	528	(116)
Deferral	411	0	(45)	0	(366)	0

Adjusted expected credit loss	(131)	0	(139)	(8)	162	(116)

Total operating income	11,921	1,737	13,981	5,182	1,151	33,972

Personnel expenses	4,584	816	7,357	3,712	762	17,231
General and administrative expenses	2,116	407	2,130	988	445	6,086
Depreciation	384	29	327	151	473	1,364
Amortization of goodwill and other intangible assets[2]	75	153	278	336	101	943

Total operating expenses	7,159	1,405	10,092	5,187	1,781	25,624

Business Group performance before tax	4,762	332	3,889	(5)	(630)	8,348
Tax expense						1,618

Net profit before minority interests						6,730
Minority interests						(345)

Net profit						6,385

1 Impairments on private equity and other financial investments for the year ended 31 December 2003 were as follows: Wealth Management & Business Banking CHF 18 million; Global Asset Management CHF 2 million; Investment Bank CHF 371 million; Wealth Management USA CHF 1 million; Corporate Center CHF 149 million.  2 For further information regarding goodwill and other intangible assets by Business Group, please see Note 15: Goodwill and Other Intangible Assets.  3 The funding surplus or requirement is reflected in each Business Group and adjusted in Corporate Center.

For the year ended 31 December 2002

	Wealth			Wealth
	Management &	Global Asset	Investment	Management	Corporate
CHF million	Business Banking	Management	Bank	USA	Center	UBS

Income[1]	12,184	1,655	12,498	5,561	2,429	34,327
Credit loss (expense) / recovery	(238)	0	35	(15)	12	(206)

Total operating income	11,946	1,655	12,533	5,546	2,441	34,121

Personnel expenses	4,596	774	7,878	4,245	1,031	18,524
General and administrative expenses	2,251	447	2,378	1,263	733	7,072
Depreciation	448	29	382	149	513	1,521
Amortization of goodwill and other intangible assets[2]	97	186	364	1,691	122	2,460

Total operating expenses	7,392	1,436	11,002	7,348	2,399	29,577

Business Group contribution before tax	4,554	219	1,531	(1,802)	42	4,544
Tax expense						678

Net profit before minority interests						3,866
Minority interests						(331)

Net profit						3,535

Additional information[3]
Total assets	310,722	4,428	933,962	39,610	(107,604)	1,181,118
Total liabilities and minority interests	302,272	2,937	921,446	33,225	(117,753)	1,142,127
Capital expenditure	380	20	473	185	705	1,763

For internal management reporting purposes we measure credit loss expense using an expected loss concept. The table below shows Business Group performance consistent with the way in which our businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired in the future. The Adjusted expected credit loss reported for each Business Group is the Expected credit loss on its portfolio, plus the difference between Credit loss expense and Expected credit loss, amortized over a three year period. The difference between these Adjusted expected credit loss figures and the Credit loss expense recorded at Group level for financial reporting purposes is reported in the Corporate Center.

	Wealth			Wealth
	Management &	Global Asset	Investment	Management	Corporate
CHF million	Business Banking	Management	Bank	USA	Center	UBS

Income[1]	12,184	1,655	12,498	5,561	2,429	34,327

Expected credit loss	(567)	0	(126)	(13)	500	(206)
Deferral	255	0	(2)	0	(253)	0

Adjusted expected credit loss	(312)	0	(128)	(13)	247	(206)

Total operating income	11,872	1,655	12,370	5,548	2,676	34,121

Personnel expenses	4,596	774	7,878	4,245	1,031	18,524
General and administrative expenses	2,251	447	2,378	1,263	733	7,072
Depreciation	448	29	382	149	513	1,521
Amortization of goodwill and other intangible assets[2]	97	186	364	1,691	122	2,460

Total operating expenses	7,392	1,436	11,002	7,348	2,399	29,577

Business Group performance before tax	4,480	219	1,368	(1,800)	277	4,544
Tax expense						678

Net profit before minority interests						3,866
Minority interests						(331)

Net profit						3,535

1 Impairments on private equity and other financial investments for the year ended 31 December 2002 were as follows: Wealth Management & Business Banking CHF 32 million; Global Asset Management CHF 1 million; Investment Bank CHF 1,703 million; Corporate Center CHF 208 million.  2 For further information regarding goodwill and other intangible assets by Business Group, please see Note 15: Goodwill and Other Intangible Assets.  3 The funding surplus or requirement is reflected in each Business Group and adjusted in Corporate Center.

Financial Statements
Notes to the Financial Statements

For the year ended 31 December 2001

	Wealth			Wealth
	Management &	Global Asset	Investment	Management	Corporate
CHF million	Business Banking	Management	Bank	USA	Center	UBS

Income[1]	12,782	1,963	14,715	6,391	1,761	37,612
Credit loss (expense) / recovery	(124)	0	(360)	(15)	1	(498)

Total operating income	12,658	1,963	14,355	6,376	1,762	37,114

Personnel expenses	4,558	886	8,354	5,019	1,011	19,828
General and administrative expenses	2,319	498	2,650	1,441	723	7,631
Depreciation	568	38	456	124	428	1,614
Amortization of goodwill and other intangible assets[2]	100	196	402	502	123	1,323

Total operating expenses	7,545	1,618	11,862	7,086	2,285	30,396

Business Group contribution before tax	5,113	345	2,493	(710)	(523)	6,718
Tax expense						1,401

Net profit before minority interests						5,317
Minority interests						(344)

Net profit						4,973

Additional information[3]
Total assets	313,800	6,335	1,005,397	39,747	(111,982)	1,253,297
Total liabilities and minority interests	304,988	4,367	992,272	31,556	(123,416)	1,209,767
Capital expenditure	540	37	337	296	811	2,021

For internal management reporting purposes we measure credit loss expense using an expected loss concept. The table below shows Business Group performance consistent with the way in which our businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired in the future. The Adjusted expected credit loss reported for each Business Group is the Expected credit loss on its portfolio, plus the difference between credit loss expense and Expected credit loss, amortized over a three year period. The difference between these Adjusted expected credit loss figures and the Credit loss expense recorded at Group level for financial reporting purposes is reported in the Corporate Center.

	Wealth			Wealth
	Management &	Global Asset	Investment	Management	Corporate
CHF million	Business Banking	Management	Bank	USA	Center	UBS

Income[1]	12,782	1,963	14,715	6,391	1,761	37,612

Expected credit loss	(719)	0	(150)	(18)	389	(498)
Deferral	118	0	38	0	(156)	0

Adjusted expected credit loss	(601)	0	(112)	(18)	233	(498)

Total operating income	12,181	1,963	14,603	6,373	1,994	37,114

Personnel expenses	4,558	886	8,354	5,019	1,011	19,828
General and administrative expenses	2,319	498	2,650	1,441	723	7,631
Depreciation	568	38	456	124	428	1,614
Amortization of goodwill and other intangible assets[2]	100	196	402	502	123	1,323

Total operating expenses	7,545	1,618	11,862	7,086	2,285	30,396

Business Group performance before tax	4,636	345	2,741	(713)	(291)	6,718
Tax expense						1,401

Net profit before minority interests						5,317
Minority interests						(344)

Net profit						4,973

1 Impairments on private equity and other financial investments for the year ended 31 December 2001 were as follows: Wealth Management & Business Banking CHF 109 million; Global Asset Management CHF 3 million; Investment Bank CHF 1,143 million; Corporate Center CHF 39 million.  2 For further information regarding goodwill and other intangible assets by Business Group, please see Note 15: Goodwill and Other Intangible Assets.  3 The funding surplus or requirement is reflected in each Business Group and adjusted in Corporate Center.

Note 2b Segment Reporting by Geographic Location

The geographic analysis of total assets is based on customer domicile whereas operating income and capital expenditure is based on the location of the office in which the transactions and assets are recorded. Because of the global nature of financial markets the Group’s business is managed on an integrated basis worldwide, with a view to profitability by product line. The geo-

graphic analysis of operating income, total assets, and capital expenditure is provided in order to comply with IFRS, and does not reflect the way the Group is managed. Management believes that analysis by Business Group, as shown in Note 2a to these Financial Statements, is a more meaningful representation of the way in which the Group is managed.

For the year ended 31 December 2003

	Total operating income		Total assets		Capital expenditure
	CHF million	Share %	CHF million	Share %	CHF million	Share %

Switzerland	13,278	39	180,629	13	689	50
Rest of Europe / Africa / Middle East	6,057	18	430,901	31	247	18
Americas	12,923	38	688,762	50	411	30
Asia Pacific	1,714	5	85,708	6	34	2

Total	33,972	100	1,386,000	100	1,381	100

For the year ended 31 December 2002

	Total operating income		Total assets		Capital expenditure
	CHF million	Share %	CHF million	Share %	CHF million	Share %

Switzerland	14,307	42	174,878	15	885	51
Rest of Europe / Africa / Middle East	6,850	20	258,147	22	199	11
Americas	11,055	32	669,823	56	635	36
Asia Pacific	1,909	6	78,270	7	44	2

Total	34,121	100	1,181,118	100	1,763	100

For the year ended 31 December 2001

	Total operating income		Total assets		Capital expenditure
	CHF million	Share %	CHF million	Share %	CHF million	Share %

Switzerland	14,223	38	195,321	16	1,039	52
Rest of Europe / Africa / Middle East	7,445	20	240,094	19	304	15
Americas	13,587	37	691,157	55	630	31
Asia Pacific	1,859	5	126,725	10	48	2

Total	37,114	100	1,253,297	100	2,021	100

Financial Statements
Notes to the Financial Statements

Income Statement

Note 3 Net Interest and Trading Income

Accounting standards require separate disclosure of net interest income and net trading income (see the tables on the following page). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different business activities. In many cases, a particular business activity can generate both net interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. UBS management therefore analyzes net interest and trading income according to the business activity generating it. The table below provides information that corresponds to this management view. For example, net income from trading activities is further broken down into the four sub-components of Equities, Fixed income, Foreign exchange and Other. These activities generate both types of income (interest and trading revenue) and therefore this analysis is not comparable to the breakdown provided in the third table on the next page (Net trading income only).

Net Interest and Trading Income

CHF million			% change from
For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Net interest income	12,299	10,546	8,041	17
Net trading income	3,883	5,572	8,802	(30)

Total net interest and trading income	16,182	16,118	16,843	0

Breakdown by business activity

CHF million			% change from
For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Net income from interest margin products	5,077	5,275	5,694	(4)

Equities	2,464	2,794	3,661	(12)
Fixed Income	6,530	6,041	6,294	8
Foreign Exchange	1,501	1,500	1,490	0
Other	315	270	84	17

Net income from trading activities	10,810	10,605	11,529	2

Net income from treasury activities	1,415	1,667	1,424	(15)

Other [1]	(1,120)	(1,429)	(1,804)	22

Total net interest and trading income	16,182	16,118	16,843	0

1 Principally external funding costs of the Paine Webber Group, Inc. acquisition.

Note 3 Net Interest and Trading Income (continued)

Net interest Income1

CHF million			% change from
For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Interest income
Interest earned on loans and advances	10,542	11,600	16,955	(9)
Interest earned on securities borrowed and reverse repurchase agreements	11,148	11,184	18,337	0
Interest and dividend income from financial investments	75	165	453	(55)
Interest and dividend income from trading portfolio	18,394	17,014	16,532	8

Total	40,159	39,963	52,277	0

Interest expense
Interest on amounts due to banks and customers	5,093	6,383	14,088	(20)
Interest on securities lent and repurchase agreements	9,623	10,081	14,517	(5)
Interest and dividend expense from trading portfolio	10,101	8,366	7,815	21
Interest on debt issued	3,043	4,587	7,816	(34)

Total	27,860	29,417	44,236	(5)

Net interest income	12,299	10,546	8,041	17

Net trading income1

CHF million			% change from
For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Equities	1,679	2,638	4,026	(36)
Fixed income [2]	452	1,061	2,731	(57)
Foreign exchange and other	1,752	1,873	2,045	(6)

Net trading income	3,883	5,572	8,802	(30)

1 Please refer to the table “Net Interest and Trading Income” on the previous page for the Equities, Fixed Income, Foreign exchange and Other business results (for an explanation, read the corresponding introductory comment).  2 Includes commodities trading income.

Note 4 Net Fee and Commission Income

CHF million			% change from
For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Underwriting fees	2,354	2,134	2,158	10
Corporate finance fees	761	848	1,339	(10)
Brokerage fees	5,608	5,987	6,445	(6)
Investment fund fees	3,895	4,033	4,276	(3)
Fiduciary fees	241	300	355	(20)
Custodian fees	1,201	1,302	1,356	(8)
Portfolio and other management and advisory fees	3,855	4,065	4,650	(5)
Insurance-related and other fees	355	417	538	(15)

Total securities trading and investment activity fees	18,270	19,086	21,117	(4)

Credit-related fees and commissions	249	275	307	(9)
Commission income from other services	1,087	1,006	946	8

Total fee and commission income	19,606	20,367	22,370	(4)

Brokerage fees paid	1,483	1,349	1,281	10
Other	778	797	878	(2)

Total fee and commission expense	2,261	2,146	2,159	5

Net fee and commission income	17,345	18,221	20,211	(5)

Financial Statements
Notes to the Financial Statements

Note 5 Other Income

CHF million			% change from
For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Gains / losses from disposal of associates and subsidiaries
Net gain from disposal of:
Consolidated subsidiaries	160	228	3	(30)
Investments in associates	2	0	0

Total	162	228	3	(29)

Financial investments available for sale
Net gain from disposal of:
Private equity investments	352	273	454	29
Other financial investments	90	457	256	(80)
Impairment charges on private equity investments and other financial investments	(541)	(1,944)	(1,294)	72

Total	(99)	(1,214)	(584)	92

Net income from investments in property	75	90	68	(17)
Equity in income of associates	123	7	72
Other	300	877	999	(66)

Total other income	561	(12)	558

Note 6 Personnel Expenses

CHF million			% change from
For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Salaries and bonuses	13,478	14,219	15,238	(5)
Contractors	539	579	729	(7)
Insurance and social contributions	923	939	984	(2)
Contribution to retirement plans	721	676	603	7
Other personnel expenses	1,570	2,111	2,274	(26)

Total personnel expenses	17,231	18,524	19,828	(7)

Note 7 General and Administrative Expenses

CHF million			% change from
For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Occupancy	1,304	1,354	1,314	(4)
Rent and maintenance of machines and equipment	708	665	632	6
Telecommunications and postage	864	1,019	1,213	(15)
Administration	599	819	906	(27)
Marketing and public relations	398	453	574	(12)
Travel and entertainment	526	600	700	(12)
Professional fees	589	568	667	4
IT and other outsourcing	844	1,036	1,224	(19)
Other	254	558	401	(54)

Total general and administrative expenses	6,086	7,072	7,631	(14)

Note 8 Earnings per Share (EPS) and Shares Outstanding

			% change from
For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Basic Earnings (CHF million)
Net profit	6,385	3,535	4,973	81

Diluted Earnings (CHF million)
Net profit	6,385	3,535	4,973	81
Less: profit on own equity derivative contracts deemed dilutive	1	(20)	(99)

Net profit for diluted EPS	6,386	3,515	4,874	82

Weighted average shares outstanding

Weighted average shares outstanding	1,116,953,623	1,208,586,678	1,266,038,193	(8)
Potentially dilutive ordinary shares resulting from options and warrants outstanding [1]	21,847,002	14,796,264	22,539,745	48

Weighted average shares outstanding for diluted EPS	1,138,800,625	1,223,382,942	1,288,577,938	(7)

Earnings per share (CHF)

Basic EPS	5.72	2.92	3.93	96
Diluted EPS	5.61	2.87	3.78	95

1 Total equivalent shares outstanding on options that were not dilutive for the respective periods but could potentially dilute earnings per share in the future were 37,234,538, 75,385,368 and 28,741,886 for the years ended 31 December 2003, 31 December 2002 and 31 December 2001, respectively.

Shares outstanding			% change from
As at	31.12.03	31.12.02	31.12.01	31.12.02

Total ordinary shares issued	1,183,046,764	1,256,297,678	1,281,717,499	(6)
Second trading line treasury shares
2001 program			23,064,356
2002 first program		67,700,000
2002 second program		6,335,080
2003 program	56,707,000
Other treasury shares	54,653,692	23,146,014	18,190,595	136

Total treasury shares	111,360,692	97,181,094	41,254,951	15

Shares outstanding	1,071,686,072	1,159,116,584	1,240,462,548	(8)

Financial Statements
Notes to the Financial Statements

Balance Sheet: Assets

Note 9a Due from Banks and Loans

By type of exposure

CHF million	31.12.03	31.12.02

Banks	32,024	32,911
Allowance for credit losses	(357)	(443)

Net due from banks	31,667	32,468

Loans
Residential mortgages	110,239	108,779
Commercial mortgages	18,903	19,090
Other loans	87,041	88,590

Subtotal	216,183	216,459
Allowance for credit losses	(3,679)	(4,812)

Net loans	212,504	211,647

Net due from banks and loans	244,171	244,115

thereof subordinated	23	115

By geographic region (based on the location of the borrower)

CHF million	31.12.03	31.12.02

Switzerland	152,374	151,604
Rest of Europe / Africa / Middle East	43,842	39,352
Americas	42,653	48,412
Asia Pacific	9,338	10,002

Subtotal	248,207	249,370
Allowance for credit losses	(4,036)	(5,255)

Net due from banks and loans	244,171	244,115

By type of collateral

CHF million	31.12.03	31.12.02

Secured by real estate	130,740	129,525
Collateralized by securities	28,062	26,769
Guarantees and other collateral	18,507	12,398
Unsecured	70,898	80,678

Subtotal	248,207	249,370
Allowance for credit losses	(4,036)	(5,255)

Net due from banks and loans	244,171	244,115

Note 9b Allowances and Provisions for Credit Losses

	Specific	Country risk
	allowances and	allowances and	Total	Total
CHF million	provisions	provisions	31.12.03	31.12.02

Balance at the beginning of the year	4,885	736	5,621	8,218
Write-offs	(1,413)	(23)	(1,436)	(2,536)
Recoveries	87	0	87	70
Increase / (decrease) in credit loss allowance and provision	191	(75)	116	206
Foreign currency translation and other adjustments	(28)	(34)	(62)	(337)
Transfers[1]	318	(318)	0	0

Balance at the end of the year	4,040	286	4,326	5,621

CHF million			31.12.03	31.12.02

As a reduction of Due from banks			357	443
As a reduction of Loans			3,679	4,812

Subtotal			4,036	5,255
Included in other liabilities related to commitments and contingent liabilities			290	366

Total allowances and provisions for credit losses			4,326	5,621

1 Transfer to identified counterparties of specifically allocated country provisions against rescheduled and/or defaulted sovereign and quasi-sovereign claims.

Note 9c Impaired Due from Banks and Loans

CHF million	31.12.03	31.12.02

Total gross impaired due from banks and loans[1,2]	7,606	10,365
Allowance for impaired due from banks	245	291
Allowance for impaired loans	3,561	4,601

Total allowances for credit losses related to impaired due from banks and loans	3,806	4,892
Average total gross impaired due from banks and loans[3]	8,985	12,623

1 All impaired due from banks and loans have a specific allowance for credit losses.  2 Interest income on impaired due from banks and loans was CHF 279 million for 2003 and CHF 428 million for 2002.  3 Average balances were calculated from quarterly data.

CHF million	31.12.03	31.12.02

Total gross impaired due from banks and loans	7,606	10,365
Estimated liquidation proceeds of collateral	2,465	3,531

Net impaired due from banks and loans	5,141	6,834
Specific allowances and provisions	3,806	4,892

Financial Statements
Notes to the Financial Statements

Note 9d Non-Performing Due from Banks and Loans

A loan (included in due from banks or loans) is classified as non-performing when the payment of interest, principal or fees is overdue by more than 90 days or – as required by Swiss regulatory guidelines as at 31 December 2003 – when insolvency proceedings have commenced or obligations have been restructured on concessionary terms. Prior year numbers have not been restated.

CHF million	31.12.03	31.12.02

Total gross non-performing due from banks and loans	4,959	6,029
Total allowances for credit losses related to non-performing due from banks and loans	2,815	3,485
Average total gross non-performing due from banks and loans[1]	5,482	7,361

1 Average balances are calculated from quarterly data.

CHF million	31.12.03	31.12.02

Non-performing due from banks and loans at the beginning of the year	6,029	8,639
Net additions / (reductions)	346	(509)
Write-offs and disposals	(1,416)	(2,101)

Non-performing due from banks and loans at the end of the year	4,959	6,029

By type of exposure

CHF million	31.12.03	31.12.02

Banks	253	311

Loans
Mortgages	1,470	1,972
Other	3,236	3,746

Total loans	4,706	5,718

Total non-performing due from banks and loans	4,959	6,029

By geographic region (based on the location of the borrower)

CHF million	31.12.03	31.12.02

Switzerland	4,012	4,609
Rest of Europe / Africa / Middle East	488	621
Americas	366	499
Asia Pacific	93	300

Total non-performing due from banks and loans	4,959	6,029

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

Balance sheet assets

	Cash collateral	Reverse	Cash collateral	Reverse
	on securities	repurchase	on securities	repurchase
	borrowed	agreements	borrowed	agreements
CHF million	31.12.03	31.12.03	31.12.02	31.12.02

By counterparty:
Banks	172,783	237,212	122,764	201,269
Customers	41,149	83,375	16,288	92,817

Total	213,932	320,587	139,052	294,086

Balance sheet liabilities

	Cash collateral		Cash collateral
	on securities	Repurchase	on securities	Repurchase
	lent	agreements	lent	agreements
CHF million	31.12.03	31.12.03	31.12.02	31.12.02

By counterparty:
Banks	39,587	263,905	29,748	200,904
Customers	13,691	151,958	7,122	165,954

Total	53,278	415,863	36,870	366,858

Under reverse repurchase and securities borrowing arrangements, the Group obtains securities on terms which permit it to repledge or resell the securities to others. Amounts on such terms as at 31 December 2003 and 31 December 2002 were as follows:

CHF million	31.12.03	31.12.02

Securities received under reverse repurchase and /or securities borrowing arrangements which can be repledged or resold	827,602	641,341

thereof repledged /transferred to others in connection with financing activities or to satisfy commitments under short sale transactions	593,049	530,188

Financial Statements
Notes to the Financial Statements

Note 11 Trading Portfolio

The Group trades money market paper, debt and equity instruments, loans, precious metals and derivatives to meet the financial needs of its customers and to generate revenue. Note 23 provides a description of the various classes of derivatives together with the related notional amounts, while Note 10 provides further details about cash collateral on securities borrowed and lent and repurchase and reverse repurchase agreements.

CHF million	31.12.03	31.12.02

Trading portfolio assets
Money market paper	40,003	45,310

thereof pledged as collateral with central banks	6,208	10,475

Debt instruments
Swiss government and government agencies	1,011	1,140
US Treasury and government agencies	92,250	71,884
Other government agencies	69,755	50,296
Corporate listed	152,413	73,268
Other unlisted	8,457	39,613

Total	323,886	236,201

thereof pledged as collateral	130,093	132,221
thereof can be repledged or resold by the counterparty	104,402	92,460

Equity instruments
Listed	64,116	66,150
Unlisted	10,507	4,841

Total	74,623	70,991

thereof pledged as collateral	16,426	18,614
thereof can be repledged or resold by the counterparty	16,357	17,905

Traded loans	12,650	11,533

Precious metals	10,610	7,401

Total trading portfolio assets	461,772	371,436

Trading portfolio liabilities

Debt instruments
Swiss government and government agencies	586	1,807
US Treasury and government agencies	52,377	38,327
Other government agencies	38,369	19,722
Corporate listed	13,537	14,177
Other unlisted	10,851	8,296

Total	115,720	82,329

Equity instruments	28,237	24,124

Total trading portfolio liabilities	143,957	106,453

Note 12 Financial Investments (available-for-sale)

CHF million	31.12.03	31.12.02

Money market paper	596	873

Other debt instruments
Listed	189	290
Unlisted	72	885

Total	261	1,175

Equity investments
Listed	387	596
Unlisted	630	1,443

Total	1,017	2,039

Private equity investments	3,265	4,304

Total financial investments	5,139	8,391

thereof eligible for discount at central banks	196	261

Financial Statements
Notes to the Financial Statements

Note 12 Financial Investments (available-for-sale) (continued)

The following tables show the unrealized gains and losses not recognized in the income statement for the years 2003 and 2002:

		Unrealized gains / losses not recognized in the income statement
CHF million	Fair value	Gross gains	Gross losses	Net, before tax	Tax effect	Net, after tax

31 December 2003
Money market paper	596	0	0	0	0	0
Debt securities issued by the Swiss national government and agencies	14	2	0	2	0	2
Debt securities issued by Swiss local governments	25	0	0	0	0	0
Debt securities issued by US Treasury and agencies	0	0	0	0	0	0
Debt securities issued by foreign governments and official institutions	54	0	0	0	0	0
Corporate debt securities	156	3	8	(5)	1	(6)
Mortgage-backed securities	0	0	0	0	0	0
Other debt securities	12	0	0	0	0	0
Equity securities	1,017	296	7	289	58	231
Private equity investments	3,265	781	216	565	0	565

Total	5,139	1,082	231	851	59	792

		Unrealized gains / losses not recognized in the income statement
CHF million	Fair value	Gross gains	Gross losses	Net, before tax	Tax effect	Net, after tax

31 December 2002
Money market paper	873	0	0	0	0	0
Debt securities issued by the Swiss national government and agencies	16	1	0	1	0	1
Debt securities issued by Swiss local governments	42	2	0	2	0	2
Debt securities issued by US Treasury and agencies	0	0	0	0	0	0
Debt securities issued by foreign governments and official institutions	81	1	0	1	0	1
Corporate debt securities	964	7	0	7	1	6
Mortgage-backed securities	23	1	0	1	0	1
Other debt securities	49	1	1	0	0	0
Equity securities	2,039	335	31	304	82	222
Private equity investments	4,304	966	223	743	30	713

Total	8,391	1,314	255	1,059	113	946

Note 12 Financial Investments (available-for-sale) (continued)

The unrealized losses not recognized in the income statement are considered to be temporary on the basis that the investments are intended to be held for a period of time sufficient to recover their cost, and UBS believes that the evidence indicating that the cost of the investments should be recoverable within a reasonable period of time outweighs the evidence to the contrary. This includes the nature of the investments, valuations and research undertaken by UBS, the current outlook for each investment, offers under negotiation at favourable prices, the duration of the unrealized losses, and the relationship of unrealized losses with unrealized gains on other investments.

     The following table shows the duration of unrealized losses not recognized in the income statement for the year ended 2003:

	Fair Value			Unrealized Losses
	Investments	Investments		Investments	Investments
	with unrealized	with unrealized		with unrealized	with unrealized
	loss less than	loss more than		loss less than	loss more than
CHF million	12 months	12 months	Total	12 months	12 months	Total

31 December 2003
Money market paper	0	0	0	0	0	0
Debt securities issued by the Swiss national government and agencies	0	0	0	0	0	0
Debt securities issued by Swiss local governments	0	0	0	0	0	0
Debt securities issued by US Treasury and agencies	0	0	0	0	0	0
Debt securities issued by foreign governments and official institutions	0	0	0	0	0	0
Corporate debt securities	0	0	0	8	0	8
Mortgage-backed securities	0	0	0	0	0	0
Other debt securities	0	0	0	0	0	0
Equity securities	6	44	50	3	4	7
Private equity investments	98	359	457	86	130	216

Total	104	403	507	97	134	231

Contractual maturities of the investments in debt instruments1

	Within 1 year		1-5 years		5-10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2003
Swiss national government and agencies	3	6.61	4	2.92	6	3.80	1	4.00
Swiss local governments	5	3.90	20	2.01	0	0.00	0	0.00
Foreign governments and official institutions	45	1.89	9	1.49	0	0.00	0	0.00
Corporate debt securities	81	1.09	68	3.53	7	7.38	0	0.00
Mortgage-backed securities	0	0.00	0	0.00	0	0.00	0	0.00
Other debt securities	4	0.00	8	0.00	0	0.00	0	0.00

Total fair value	138		109		13		1

1 Money market papers have contractual maturities of less than one year.

Proceeds from sales and maturities of investment securities available for sale, excluding private equity, were as follows:

CHF million	31.12.03	31.12.02

Proceeds	1379	1,820
Gross realized gains	112	479
Gross realized losses	(23)	(21)

Notes to the Financial Statements
Financial Statements

Note 13 Investments in Associates

CHF million	31.12.03	31.12.02

Carrying amount at the beginning of the year	705	697
Additions	1,232	51
Disposals	(285)[1]	(1)
Income	123	24
Write-offs	0	(17)
Dividend paid	(30)	(44)
Foreign currency translation	(129)	(5)

Carrying amount at the end of the year	1,616	705

1 CHF 123 million of the amount in disposals has been transferred to financial investments (available-for-sale) or relates to investments which have been fully consolidated at 31 December 2003.

Note 14 Property and Equipment

					Other
			Leasehold	IT, software	machines
	Own-used	Investment	improve-	and com-	and	Projects in
CHF million	properties	properties [1]	ments	munication	equipment	progress	31.12.03	31.12.02

Historical cost
Balance at the beginning of the year	9,307	560	1,312	4,105	2,432	234	17,950	19,479
Additions	297	5	83	674	120	178	1,357	1,763
Additions from acquired companies	3	0	14	3	4	0	24	0
Disposals / write-offs[2]	(118)	(89)	(59)	(720)	(126)	(7)	(1,119)	(2,588)
Reclassifications	(46)	(257)	1,257	313	(928)	(125)	214	14
Foreign currency translation	(35)	(1)	(62)	(134)	(77)	0	(309)	(718)
Balance at the end of the year	9,408	218	2,545	4,241	1,425	280	18,117	17,950

Accumulated depreciation
Balance at the beginning of the year	4,210	211	757	3,240	1,663	0	10,081	10,784
Depreciation	221	14	184	859	86	0	1,364	1,521
Disposals / write-offs[2]	(114)	(60)	(50)	(709)	(63)	0	(996)	(1,786)
Reclassifications	49	(145)	715	61	(499)	4	185	35
Foreign currency translation	(1)	0	(36)	(117)	(22)	0	(176)	(473)
Balance at the end of the year	4,365	20	1,570	3,334	1,165	4	10,458	10,081

Net book value at the end of the year[3]	5,043	198	975	907	260	276	7,659	7,869

1 The fair value of Investment properties was CHF 236 million at 31 December 2003 and CHF 539 million at 31 December 2002.  2 Includes write-offs of fully depreciated assets. 3 Fire insurance value of property and equipment is CHF 14,021 million (2002: CHF 14,221 million).

Note 15 Goodwill and Other Intangible Assets

	Goodwill	Other intangible assets
			Customer
			relation-
		Infra-	ships
CHF million	Total	structure	and other	Total	31.12.03	31.12.02

Historical cost
Balance at the beginning of the year	13,957	1,069	1,996	3,065	17,022	21,792
Additions and reallocations	241	0	99	99	340	290
Disposals and other reductions	(368)	0	(3)	(3)	(371)	(115)
Write-offs [1]	(508)	0	0	0	(508)	(1,350)
Foreign currency translation	(1,290)	(111)	(177)	(288)	(1,578)	(3,595)
Balance at the end of the year	12,032	958	1,915	2,873	14,905	17,022

Accumulated amortization
Balance at the beginning of the year	2,776	116	434	550	3,326	2,707
Amortization	756	52	135	187	943	2,460
Disposals	(68)	0	(2)	(2)	(70)	(28)
Write-offs [1]	(508)	0	0	0	(508)	(1,350)
Foreign currency translation	(272)	(16)	(27)	(43)	(315)	(463)
Balance at the end of the year	2,684	152	540	692	3,376	3,326

Net book value at the end of the year	9,348	806	1,375	2,181	11,529	13,696

1 Represents write-offs of fully amortized goodwill and other intangible assets.

The following table presents the disclosure of goodwill and other intangible assets by Business Group for the year ended 31 December 2003.

	Balance	Additions	Disposals
	at the	and	and		Foreign	Balance
	beginning	reallo-	other	Amorti-	currency	at the end
CHF million	of the year	cations [1]	reductions	zation	translation	of the year

Goodwill
Wealth Management & Business Banking	1,003	(10)	(4)	(54)	(98)	837
Global Asset Management	2,185	(525)	(1)	(152)	(106)	1,401
Investment Bank	3,793	218	(16)	(251)	(372)	3,372
Wealth Management USA	4,199	(1)	(270)	(220)	(393)	3,315
Corporate Center	1	559	(9)	(79)	(49)	423

UBS	11,181	241	(300)	(756)	(1,018)	9,348

Other Intangible Assets
Wealth Management & Business Banking	33	(8)	0	(21)	0	4
Global Asset Management	1	0	0	(1)	0	0
Investment Bank	278	99	0	(27)	(26)	324
Wealth Management USA	2,134	0	0	(116)	(213)	1,805
Corporate Center	69	8	(1)	(22)	(6)	48

UBS	2,515	99	(1)	(187)	(245)	2,181

1 Includes amounts reallocated due to the transfer of Private Banks & GAM to Corporate Center.

For further information about disclosure by Business Group, including the amortization of goodwill and other intangible assets of previous years, please see Note 2a: Segment Reporting by Business Group.

Financial Statements
Notes to the Financial Statements

Note 15 Goodwill and Other Intangible Assets (continued)

The estimated, aggregated amortization expenses for Goodwill and Other intangible assets are as follows:

		Other
CHF million	Goodwill	intangible assets	Total

Estimated, aggregated amortization expenses for:
2004	709	162	871
2005	704	159	863
2006	695	146	841
2007	668	139	807
2008	588	138	726
2009 and thereafter	5,984	1,437	7,421

Total	9,348	2,181	11,529

If the IASB issues in 2004 a final standard following ED3 Business Combinations, as proposed, goodwill amortization will cease as of 1 January 2005.

Note 16 Other Assets

CHF million	Note	31.12.03	31.12.02

Deferred tax assets	21	2,276	2,800
Settlement and clearing accounts		2,874	1,449
VAT and other tax receivables		338	436
Prepaid pension costs		862	250
Properties held for resale		754	1,071
Receivables under life insurance policies		13,544	0
Other receivables		4,811	2,946

Total other assets		25,459	8,952

Balance Sheet: Liabilities

Note 17 Due to Banks and Customers

CHF million	31.12.03	31.12.02

Due to banks	127,153	83,178

Due to customers in savings and investment accounts	94,914	76,884
Other amounts due to customers	252,444	229,992

Total due to customers	347,358	306,876

Total due to banks and customers	474,511	390,054

Note 18 Debt Issued

The Group issues both CHF and non-CHF denominated fixed and floating rate debt. Floating rate debt generally pays interest based on the three-month or six-month London Interbank Offered Rate (LIBOR).

     Subordinated debt securities are unsecured obligations of the Group and are subordinated in right of payment to all present and future senior indebtedness and certain other obligations of the Group. At 31 December 2003 and 31 December 2002, the Group had CHF 8,014 million and CHF 9,933 million, respectively, in subordinated debt. Subordinated debt usually pays interest annually and provides for single principal payments upon maturity. At 31 December 2003 and 31 December 2002, the Group had CHF 54,108 million and CHF 46,678 million, respectively, in unsubordinated debt (excluding money market paper).
     The Group issues debt with returns linked to equity, interest rates, foreign exchange and credit instruments or indices. As described in Note 1r),

derivatives embedded in these instruments are separated from the host debt contract and reported as stand-alone derivatives. The amount recorded within Debt Issued represents the host contract after the separation of the embedded derivative. At 31 December 2003 and 31 December 2002, the Group had CHF 427 million and CHF 1,389 million, respectively, in bonds with attached warrants on UBS shares outstanding. At year end 2003 all warrants related to those bonds have expired.

     In addition, the Group uses interest rate and foreign exchange derivatives to manage the risks inherent in certain debt issues. In the case of interest rate risk management, the Group applies hedge accounting as discussed in Note 1 - Summary of Significant Accounting Policies and Note 23 - Derivative Instruments. As a result of applying hedge accounting, the carrying value of debt issued is CHF 610 million higher reflecting changes in fair value due to interest rate movements.

Financial Statements
Notes to the Financial Statements

Note 18 Debt Issued (continued)

CHF million	31.12.03	31.12.02

Short-term debt: Money market paper issued	58,115	72,800
Long-term debt:
Bonds
Senior	51,324	41,939
Subordinated	8,014	9,933
Shares in bond issues of the Swiss Regional or Cantonal Banks’ Central Bond Institutions	210	517
Medium-term notes	2,574	4,222

Subtotal long-term debt	62,122	56,611

Total debt issued	120,237	129,411

The following table shows the split between fixed and floating rate debt issues based on the contractual terms. However, it should be noted that the Group uses interest rate swaps to hedge many of the fixed rate debt issues which changes their re-pricing characteristics into that of floating rate debt.

Contractual maturity dates								Total
CHF million, except where indicated	2004	2005	2006	2007	2008	2009-2013	Thereafter	31.12.03

UBS AG Parent Bank
Senior debt
Fixed rate	28,981	4,299	5,958	4,419	3,702	1,446	377	49,182
Interest rates (range in %)	0.00-20.00	0.00-19.00	0.00-16.50	0.00-11.00	0.00-20.00	0.00-13.50	0.00-8.50
Floating rate	65	339	138	179	791	2,236	7,941	11,689
Subordinated debt
Fixed rate	1,036	1,505	1,772	1,430	0	525	1,199	7,467
Interest rates (range in %)	4.25-7.38	4.00-8.75	4.25-7.25	5.75-8.00		5.88	0.00-8.75
Floating rate	0	0	0	0	0	0	506	506

Subtotal	30,082	6,143	7,868	6,028	4,493	4,207	10,023	68,844

Subsidiaries
Senior debt
Fixed rate	35,336	535	2,377	1,237	2,712	1,135	247	43,579
Interest rates (range in %)	0.00-10.00	0.00-10.00	0.00-10.00	0.00-10.00	0.00-10.00	0.00-35.00	0.00-20.00
Floating rate	199	592	1,360	25	236	1,689	3,672	7,773
Subordinated debt
Fixed rate	23	0	0	0	0	0	18	41
Interest rates (range in %)	6.90-8.06						9.00
Floating rate	0	0	0	0	0	0	0	0

Subtotal	35,558	1,127	3,737	1,262	2,948	2,824	3,937	51,393

Total	65,640	7,270	11,605	7,290	7,441	7,031	13,960	120,237

The table above indicates fixed interest rates coupons ranging from 0 up to 35 percent on the Group’s bonds. These high or low coupons generally relate to structured debt issues prior to the separation of embedded derivatives. As a result, the stated interest rate on such debt issues generally does not reflect the effective interest rate the Group is paying to service its debt after the embedded derivative has been separated and, where applicable, the application of hedge accounting.

Note 19 Other Liabilities

CHF million	Note	31.12.03	31.12.02

Provisions	20	1,361	1,375
Provision for commitments and contingent liabilities	9b	290	366
Current tax liabilities		1,754	2,079
Deferred tax liabilities	21	2,214	2,239
VAT and other tax payables		544	613
Settlement and clearing account		2,608	1,354
Obligations under life insurance policies		13,544	0
Other payables		9,001	4,313

Total other liabilities		31,316	12,339

Note 20 Provisions

			Total	Total
CHF million	Operational	Litigation	31.12.03	31.12.02

Balance at the beginning of the year	721	654	1,375	1,748
New provisions charged to income	136	194	330	688
Capitalized reinstatement costs	155		155
Recoveries	17	23	40	25
Provisions applied	(135)	(317)	(452)	(902)
Reclassifications	4	(4)	0	0
Foreign currency translation	(43)	(44)	(87)	(184)

Balance at the end of the year	855	506	1,361	1,375

Note 21 Income Taxes

CHF million
For the year ended	31.12.03	31.12.02	31.12.01

Domestic
Current	810	938	563
Deferred	143	(32)	231
Foreign
Current	294	249	546
Deferred	371	(477)	61

Total income tax expense	1,618	678	1,401

The Group made net tax payments, including domestic and foreign taxes, of CHF 1,104 million, CHF 572 million and CHF 1,742 million for the full years of 2003, 2002 and 2001, respectively.

Financial Statements
Notes to the Financial Statements

Note 21 Income Taxes (continued)

The components of operating profit before tax, and the differences between income tax expense reflected in the financial statements and the amounts calculated at the Swiss statutory rate are as follows:

CHF million
For the year ended	31.12.03	31.12.02	31.12.01

Operating profit before tax	8,348	4,544	6,718
Domestic	5,491	6,510	5,565
Foreign	2,857	(1,966)	1,153

Income taxes at Swiss statutory rate of 24% in 2003 and 25% in 2002 and 2001, respectively	2,004	1,136	1,680
Increase / (decrease) resulting from:
Applicable tax rates differing from Swiss statutory rate	(250)	(341)	(239)
Tax losses not recognized	42	51	77
Previously unrecorded tax losses now recognized	(291)	(349)	(630)
Lower taxed income	(366)	(378)	(499)
Non-deductible goodwill amortization	386	291	429
Other non-deductible expenses	186	301	134
Adjustments related to prior years and other	(191)	(122)	371
Change in deferred tax valuation allowance	98	89	78

Income tax expense	1,618	678	1,401

Significant components of the Group’s gross deferred income tax assets and liabilities are as follows:

CHF million	31.12.03	31.12.02

Deferred tax assets
Compensation and benefits	1,538	1,559
Allowance for credit losses	4	84
Net operating loss carry forwards	2,626	2,883
Trading assets	306	330
Other	685	779

Total	5,159	5,635
Valuation allowance	(2,883)	(2,835)

Net deferred tax assets	2,276	2,800

Deferred tax liabilities
Property and equipment	307	412
Investments	388	430
Other provisions	401	470
Trading assets	348	182
Other	770	745

Total deferred tax liabilities	2,214	2,239

The change in the balance of net deferred tax assets and deferred tax liabilities does not equal the deferred tax expense in those years. This is due to the effect of foreign currency rate changes on tax assets and liabilities denominated in currencies other than CHF.

Note 21 Income Taxes (continued)

Certain foreign branches and subsidiaries of the Group have deferred tax assets related to net operating loss carry forwards and other items. Due to realization of these assets being uncertain, the Group has established valuation allowances of CHF 2,883 million (CHF 2,835 million at 31 December 2002). For companies that suffered tax losses in either the current or preceding year an amount of CHF 542 million (CHF 947 million at 31 December 2002) has been recognized as deferred tax assets based on expectations that sufficient taxable income will be generated in future years to utilize the tax loss carry forwards.

     The Group provides deferred income taxes on undistributed earnings of non-Swiss subsidiaries except to the extent that such earnings are indefinitely invested. In the event these earnings were distributed, additional taxes of approximately CHF 25 million would be due.
     At 31 December 2003 net operating loss carry forwards totaling CHF 6,989 million (not recognized as a deferred tax asset) are available to reduce future taxable income of certain branches and subsidiaries.

The carry forwards expire as follows:	31.12.03

Within 1 year	97
From 2 to 4 years	469
After 4 years	6,423

Total	6,989

Note 22 Minority Interests

CHF million	31.12.03	31.12.02

Balance at the beginning of the year	3,529	4,112
Issuance of trust preferred securities	372	0
Other increases	573	172
Decreases and dividend payments	(357)	(377)
Foreign currency translation	(389)	(709)
Minority interest in net profit	345	331

Balance at the end of the year	4,073	3,529

Financial Statements
Notes to the Financial Statements

Note 23 Derivative Instruments

Type of derivatives

The Group uses the following derivative financial instruments for both trading and hedging purposes:
     Swaps are transactions in which two parties exchange cash flows on a specified notional amount for a predetermined period. The major types of swap transactions undertaken by the Group are as follows:
–	Interest rate swap contracts generally entail the contractual exchange of fixed and floating rate interest payments in a single currency, based on a notional amount and an interest reference rate.
–
Cross currency swaps involve the exchange of interest payments based on two different currency principal balances and interest reference rates and generally also entail exchange of principal amounts at the start and / or end of the contract.

–
Credit default swaps (CDS) are the most common form of credit derivative, under which the party buying protection makes one or more payments to the party selling protection during the life of the swap in exchange for an undertaking by the seller to make a payment to the buyer following a credit event, as defined in the contract, with respect to a third party. Settlement following a credit event may be a cash amount, or cash in return for physical delivery of one or more deliverable obligations of the credit entity, as defined in the contract, and is made regardless of whether the protection buyer has suffered a loss. After a credit event and settlement, the contract is terminated.

–
Total Rate of Return Swaps give the total return receiver exposure to all of the cash flow and economic benefits and risks of an underlying security without actually owning the security, while the total return payer has a synthetic short position in the underlying reference security.

Forwards and futures are contractual obligations to buy or sell financial instruments or commodities on a future date at a specified price. Forward contracts are tailor-made agreements that are transacted between counterparties in the over-

the-counter (OTC) market, whereas futures are standardized contracts transacted on regulated exchanges.

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

The Group’s accounting policies for derivatives designated and accounted for as hedging instruments are explained in Note 1 v) where terms used in the following sections are explained.

Fair value hedges

The Group’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate long-term debt due to changes in market interest rates. For the year ended 31 December 2003, the Group recognized a net gain of CHF 21 million (reported as Net trading income in the Financial Statements), which represents the ineffective portion of fair value hedges.
     As at 31 December 2003, the fair value of outstanding derivatives designated as fair value hedges was a CHF 797 million net positive replacement value.

Cash flow hedges of individual variable
rate assets and liabilities

The Group uses interest rate swaps to protect against changes in cash flows of certain variable rate debt issues. During the year ended 31 December 2003, all hedged financial instruments have matured and there has been no material gain or loss associated with ineffective portions of the cash flow hedges.
     Gains and losses on derivative contracts designated as cash flow hedges are initially recorded in Shareholders’ equity but are reclassified to current period earnings when the hedged cash flows occur, as explained in Note 1, v) Derivative instruments and hedging.

Cash flow hedges of forecast transactions

The Group applies hedge accounting for its non-trading interest rate risk in major currencies by analyzing expected cash flows on an enterprise basis. The objective is to protect against changes in future interest cash flows resulting from the impact of changes in market interest rates on the reinvestment or reborrowing of current balances and expected future cash flows. The Group accumulates information about financial assets and liabilities, and thereby estimates and aggregates the amounts and timing of future period cash flows, based on the contractual terms of instruments and other factors including estimates of prepayments and defaults. The aggregate cash flows form the basis for identifying the non-trading interest rate risk of the Group, which is hedged with interest rate swaps, which extend over a twenty-three-year period.
     The schedule of forecast principal cash flows as at 31 December 2003 is as follows.

CHF billion	< 1 year	1–3 years	3–5 years	5–10 years	over 10 years

Cash inflows (Assets)	170	261	181	191	16
Cash outflows (Liabilities)	148	250	183	287	167

Net cash flows	22	11	(2)	(96)	(151)

Financial Statements
Notes to the Financial Statements

Gains and losses on derivatives designated as cash flow hedges of forecast transactions are initially recorded in Shareholders’ equity as Gains / losses not recognized in the income statement and transferred to current period earnings when the forecast cash flows affect net profit or loss. As at 31 December 2003, the fair value of outstanding derivatives designated as cash flow hedges of forecast transactions was a CHF 871 million net negative replacement value. During the year, certain CHF hedging interest rate swaps with a positive replacement value of CHF 867 million were terminated. At this year-end, the unrecognized income of CHF 805 million associated with swaps has remained deferred in shareholders’ equity to be removed from the equity when the underlying previously hedged cash flows impact net profit or loss. Amounts reclassified from Gains / losses not recognized in the income statement to current period earnings due to discontinuation of hedge accounting were CHF 7 million net gain which is recorded in net interest income.

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
     Positive replacement value represents the cost to the Group of replacing all transactions with a fair value in the Group’s favor if all the relevant counterparties of the Group were to default at the same time, and transactions could be replaced instantaneously. Negative replacement value is the cost to the Group’s counterparties of replacing all their transactions with the Group where the fair value is in their favor if the Group were to default. The total positive and negative replacement values are included in the balance sheet separately. For internal credit risk measurement the potential evolution of the value of the portfolio of trades with each counterparty is also modeled over its life (potential future exposure), taking into account legally enforceable close-out netting agreements where applicable (see below).

Credit mitigation

The Group seeks, wherever possible, to enter into master netting agreements with OTC derivative counterparties. Where the Group has such an agreement and it has a legal opinion that it is enforceable by UBS in the event of insolvency of the counterparty, positive and negative replacement values of transactions covered by the agreement are netted and a single payable or receivable amount is included in the balance sheet. The impact of master netting agreements as at 31 December 2003 is to reduce positive and negative replacement values on OTC derivative instruments by approximately CHF 165 billion. The impact can change substantially over short periods of time, because the exposure is affected by each transaction subject to the arrangement.
     In line with general market trends, the Group has also entered into bilateral collateral agreements with major market participants to mitigate the potential concentrations of exposure arising from industry consolidation and the continuing increase in volumes of OTC derivatives traded. The figures in the tables do not, however, reflect the risk-mitigating effects of such collateral agreements.

Note 23 Derivative Instruments (continued)

As at 31 December 2003	Term to maturity										Total
											notional
	Within 3 months		3–12 months		1–5 years		over 5 years		Total	Total	amount
CHF million	PRV[1]	NRV[2]	PRV	NRV	PRV	NRV	PRV	NRV	PRV	NRV	CHF bn

Interest rate contracts
Over the counter (OTC) contracts
Forward contracts	423	588	258	312	71	130	6	4	758	1,034	1,128.4
Swaps	3,831	4,388	9,715	9,918	66,959	65,074	52,019	50,517	132,524	129,897	8,064.4
Options	464	977	868	992	4,579	5,967	4,223	5,334	10,134	13,270	815.4

Exchange-traded contracts[3]
Futures											243.7
Options	7	9	2	8					9	17	63.4

Total	4,725	5,962	10,843	11,230	71,609	71,171	56,248	55,855	143,425	144,218	10,315.3

Credit derivative contracts
Over the counter (OTC) contracts
Credit default swaps	109	102	39	61	3,443	3,537	2,105	1,880	5,696	5,580	289.3
Total rate of return swaps	27	2	29	576	197	470	112	305	365	1,353	12.0

Total	136	104	68	637	3,640	4,007	2,217	2,185	6,061	6,933	301.3

Foreign exchange contracts
Over the counter (OTC) contracts
Forward contracts	3,045	3,879	1,978	2,573	161	317	15	12	5,199	6,781	298.4
Interest and currency swaps	24,929	25,242	14,258	12,428	17,804	14,394	6,002	5,250	62,993	57,314	2,254.4
Options	3,232	3,348	3,211	2,550	360	356	9	1	6,812	6,255	576.8

Exchange-traded contracts[3]
Futures											5.0
Options	3	3	119	116					122	119	13.2

Total	31,209	32,472	19,566	17,667	18,325	15,067	6,026	5,263	75,126	70,469	3,147.8

Precious metals contracts
Over the counter (OTC) contracts
Forward contracts	246	247	377	306	333	270	18	23	974	846	15.9
Options	304	193	308	386	668	629	116	54	1,396	1,262	35.1

Exchange-traded contracts[3]
Futures											1.1
Options	9	40	21	63	3	4			33	107	2.3

Total	559	480	706	755	1,004	903	134	77	2,403	2,215	54.4

Equity / Index contracts
Over the counter (OTC) contracts
Forward contracts	510	529	760	583	923	449	1,408	500	3,601	2,061	57.9
Options	1,843	2,788	3,476	7,847	8,584	13,646	1,329	4,560	15,232	28,841	213.8

Exchange-traded contracts[3]
Futures											8.6
Options	708	858	892	1,363	886	768	54	117	2,540	3,106	62.6

Total	3,061	4,175	5,128	9,793	10,393	14,863	2,791	5,177	21,373	34,008	342.9

Commodity contracts
Over the counter (OTC) contracts
Forward contracts	206	181	456	424	93	42			755	647	10.6
Options	168	153	73	53					241	206	1.6

Total	374	334	529	477	93	42	0	0	996	853	12.2

Total derivative instruments	40,064	43,527	36,840	40,559	105,064	106,053	67,416	68,557	249,384	258,696
Replacement value netting									165,050	165,050

Replacement values after netting									84,334	93,646

1 PRV: Positive replacement value.  2 NRV: Negative replacement value.  3 Exchange-traded products include proprietary trades only.

Financial Statements
Notes to the Financial Statements

Note 23 Derivative Instruments (continued)

As at 31 December 2002	Term to maturity										Total
											notional
	Within 3 months		3–12 months		1–5 years		over 5 years		Total	Total	amount
CHF million	PRV[1]	NRV[2]	PRV	NRV	PRV	NRV	PRV	NRV	PRV	NRV	CHF bn

Interest rate contracts
Over the counter (OTC) contracts
Forward contracts	3,785	4,127	93	121	141	333	33	8	4,052	4,589	1,517.3
Swaps	2,862	3,778	9,451	8,127	78,413	76,244	55,377	51,917	146,103	140,066	5,753.0
Options	338	706	1,143	1,488	4,216	5,484	3,905	4,464	9,602	12,142	663.2

Exchange-traded contracts[3]
Futures											40.3
Options	4	16		1					4	17	101.1

Total	6,989	8,627	10,687	9,737	82,770	82,061	59,315	56,389	159,761	156,814	8,074.9

Credit derivative contracts
Over the counter (OTC) contracts
Credit default swaps	2	7	95	504	1,636	2,740	2,852	958	4,585	4,209	164.6
Total rate of return swaps	15	21	194	782	2,308	1,726	162	35	2,679	2,564	14.5

Total	17	28	289	1,286	3,944	4,466	3,014	993	7,264	6,773	179.1

Foreign exchange contracts
Over the counter (OTC) contracts
Forward contracts	2,406	3,100	1,005	1,732	232	270	11	1	3,654	5,103	252.0
Interest and currency swaps	21,561	20,641	8,962	10,292	8,627	8,907	3,360	3,990	42,510	43,830	1,843.1
Options	2,223	2,219	1,681	1,636	361	312	7		4,272	4,167	500.8

Exchange-traded contracts[3]
Futures											0.0
Options		1	1						1	1	0.1

Total	26,190	25,961	11,649	13,660	9,220	9,489	3,378	3,991	50,437	53,101	2,596.0

Precious metals contracts
Over the counter (OTC) contracts
Forward contracts	329	231	235	257	150	121	9	8	723	617	18.0
Options	205	217	325	289	407	373	86	63	1,023	942	38.6

Exchange-traded contracts[3]
Futures											0.0
Options		1		1		4			0	6	0.2

Total	534	449	560	547	557	498	95	71	1,746	1,565	56.8

Equity / Index contracts
Over the counter (OTC) contracts
Forward contracts	5,393	1,406	583	512	917	205	124	219	7,017	2,342	33.2
Options	8,676	12,441	2,515	3,496	6,650	7,125	403	794	18,244	23,856	99.3

Exchange-traded contracts[3]
Futures											7.4
Options	861	246	316	247	443	338			1,620	831	7.5

Total	14,930	14,093	3,414	4,255	8,010	7,668	527	1,013	26,881	27,029	147.4

Commodity contracts
Over the counter (OTC) contracts
Forward contracts	5	3	2,629	2,670	346	304			2,980	2,977	24.9
Options									0	0	0.0

Total	5	3	2,629	2,670	346	304	0	0	2,980	2,977	24.9

Total derivative instruments	48,665	49,161	29,228	32,155	104,847	104,486	66,329	62,457	249,069	248,259
Replacement value netting									166,977	166,977

Replacement values after netting									82,092	81,282

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

CHF million	31.12.03	31.12.02

Placements with third parties	37,851	43,440
Fiduciary credits and other fiduciary financial transactions	74	774

Total fiduciary transactions	37,925	44,214

The Group also acts in its own name as trustee or in fiduciary capacities for the account of third parties. The assets managed in such capacities are not reported on the balance sheet unless they are invested with UBS. UBS earns commission and fee income from such transactions and assets. These activities potentially expose UBS to liability risks in cases of gross negligence with regard to non-compliance with its fiduciary and contractual duties. The risks associated with this business are covered by the standard UBS risk framework.

Note 25 Commitments and Contingent Liabilities

The Group utilizes various lending-related financial instruments in order to meet the financial needs of its customers. The Group issues commitments to extend credit, standby and other letters of credit, guarantees, commitments to enter into repurchase agreements, note issuance facilities and revolving underwriting facilities. Guarantees represent irrevocable assurances, subject to the satisfaction of certain conditions, that the Group will make payment in the event that the customer fails to fulfill its obligation to third parties. The Group also enters into commitments to extend credit in the form of credit lines which are available to secure the liquidity needs of its customers, but not yet drawn upon by them, the majority of which range in maturity from 1 month to 5 years.

     The contractual amount of these instruments is the maximum amount at risk for the Group if the customer fails to meet its obligations. The risk is similar to the risk involved in extending loan facilities and is monitored with the same risk control processes and specific credit risk policies. For the years ended 31 December 2003, 2002 and 2001 the Group recognized CHF 23 million expense recovery, CHF 13 million expense and CHF 25 million expense, respectively, in the income statement related to obligations incurred for contingencies and commitments.

     The Group generally enters into sub-participations to mitigate the risks from the Group’s commitments and contingencies. A sub-participation is an agreement with another party to fund a portion of the credit facility and to take a share of the loss in the event that the borrower fails to fulfill its obligations. The Group retains the contractual relationship with the borrower and the sub-participant has only an indirect relationship with the borrower. The Group will only enter into sub-participation agreements with banks whose rating is equal to or higher than that of the borrower.

Financial Statements
Notes to the Financial Statements

Note 25 Commitments and Contingent Liabilities (continued)

CHF million	31.12.03	31.12.02

Contingent liabilities
Credit guarantees and similar instruments[1]	10,832	11,522
Sub-participations	(765)	(650)

Total	10,067	10,872

Performance guarantees and similar instruments[2]	2,760	3,216
Sub-participations	(276)	(348)

Total	2,484	2,868

Irrevocable commitments under documentary credits	1,971	1,856
Sub-participations	(373)	(259)

Total	1,598	1,597

Gross contingent liabilities	15,563	16,594
Sub-participations	(1,414)	(1,257)

Net contingent liabilities	14,149	15,337

Irrevocable commitments
Undrawn irrevocable credit facilities	46,623	39,306
Sub-participations	(235)	(446)

Total	46,388	38,860

Liabilities for calls on shares and other equities	337	21

Gross irrevocable commitments	46,960	39,327
Sub-participations	(235)	(446)

Net irrevocable commitments	46,725	38,881

Gross commitments and contingent liabilities	62,523	55,921
Sub-participations	(1,649)	(1,703)

Net commitments and contingent liabilities	60,874	54,218

1 Credit guarantees in the form of bills of exchange and other guarantees, including guarantees in the form of irrevocable letters of credit, endorsement liabilities from bills rediscounted, advance payment guarantees and similar facilities.  2 Bid bonds, performance bonds, builders’ guarantees, letters of indemnity, other performance guarantees in the form of irrevocable letters of credit and similar facilities.

	Mortgage	Other
CHF million	collateral	collateral	Unsecured	Total

Overview of collateral
Gross contingent liabilities	142	7,297	8,124	15,563
Gross irrevocable commitments	2,495	23,573	20,555	46,623
Liabilities for calls on shares and other equities			337	337

Total 31.12.2003	2,637	30,870	29,016	62,523

Total 31.12.2002	1,359	23,210	31,352	55,921

Other commitments

The Group enters into commitments to fund external private equity funds and investments, which typically expire within five years. The commitments themselves do not involve credit or market risk as the funds purchase investments at market value at the time the commitments are drawn. The maximum amount available to fund these investments at 31 December 2003 and 31 December 2002 was CHF 1,537 million and CHF 2,245 million, respectively.

Note 26 Operating Lease Commitments

At 31 December 2003, UBS was obligated under a number of non-cancellable operating leases for premises and equipment used primarily for banking purposes. The significant premises leases usually include renewal options and escalation clauses in line with general office rental market conditions as well as rent adjustments based on price indices. However, the lease agreements do not contain contingent rent payment clauses and purchase options. The leases also do not impose any restrictions on UBS’s ability to pay dividends, engage in debt financing transactions or enter into further lease agreements.

     Our minimum commitments for non-cancellable leases of premises and equipment are presented as follows:

CHF million	31.12.03

Operating leases due
2004	876
2005	770
2006	707
2007	632
2008	595
2009 and thereafter	3,992

Subtotal commitments for minimum payments under operating leases	7,572

Less: Sublease rentals under non-cancellable leases	645

Net commitments for minimum payments under operating leases	6,927

Operating expenses for the year ended 31 December 2003 include CHF 1,233 million of gross operating lease rentals which were reduced by CHF 43 million of sublease income. Operating expenses include CHF 1,193 million and CHF 1,092 million in respect of operating lease rentals for the years ended 31 December 2002 and 31 December 2001, respectively.

Financial Statements
Notes to the Financial Statements

Additional Information

Note 27 Pledged Assets

Assets are pledged as collateral for collateralized credit lines with central banks, loans from central mortgage institutions, deposit guarantees for savings banks, security deposits relating to stock exchange membership and mortgages on the Group’s property. The following table shows additional information about assets pledged or assigned as security for liabilities and assets subject to reservation of title for the years ended 31 December 2003 and 31 December 2002.

	Carrying	Related	Carrying	Related
	amount	liability	amount	liability
CHF million	31.12.03	31.12.03	31.12.02	31.12.02

Mortgage loans	428	209	808	506
Securities[1]	157,639	121,984	50,945	37,038
Property and equipment	0	0	129	33
Other	0	0	2	0

Total pledged assets	158,067	122,193	51,884	37,577

1 Amounts for 2003 include securities pledged in respect of securities lending and repurchase agreements: assets CHF 125,411 million and liabilities CHF 121,939 million.

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

Note 29 Financial Instruments Risk Position

This section presents information about UBS’s exposure to and its management and control of risks, in particular the primary risks associated with its use of financial instruments:
–	market risk is exposure to observable market variables such as interest rates, exchange rates and equity markets
–	credit risk is the risk of loss resulting from client or counterparty default and arises on credit exposure in all forms, including settlement risk

–
funding and liquidity risk is the risk that UBS is unable to meet its payment obligations when due, or that it is unable, on an ongoing basis, to borrow funds in the market on an unsecured, or even secured basis at an acceptable price to fund actual or proposed commitments.

   This section also presents and explains the Group’s regulatory capital position.

Note 29 Financial Instruments Risk Position

a) Market Risk

(a)(i) Overview

Market risk is the risk of loss arising from movements in observable market variables such as interest rates, exchange rates and equity markets. The risk of price movements on securities resulting from general credit and country risk factors and events specific to individual issuers is also considered market risk.
     Market risk is incurred in UBS primarily through trading activities, which are centered in the Investment Bank. It arises from market making, client facilitation and proprietary positions in equities, fixed income and interest rate products, foreign exchange and, to a lesser extent, precious metals and energy.
     Group Treasury assumes non-trading risk positions that arise from its balance sheet and capital management activities.
     Market risks arise, but to a much lesser extent, in other Business Groups primarily from the facilitation of customer business.
     Each Business Group has a Chief Risk Officer (CRO), reporting functionally to the Group CRO, responsible for independent risk control of market risk.
     Market risk measures are applied to all trading activities, to foreign exchange, precious metal and energy exposures wherever they arise, and to interest rate risk in the banking books of all business groups including Group Treasury and the independent private banks.
     The principal risk measures and controls on market risk are Value at Risk (VaR) and stress loss. VaR expresses the potential loss on the current portfolio from adverse market movements assuming a specified time horizon before positions can be adjusted (holding period), and measured to a specified level of confidence, based on historical market movements. Stress loss is assessed against a set of forward-looking scenarios using stress moves in market variables, which are regularly reviewed. Complementary controls are also applied, where appropriate, to prevent undue concentrations, taking into account varia-

tions in price volatility and market depth and liquidity. They include controls on exposure to individual market risk variables, such as individual interest or exchange rates, and positions in the securities of individual issuers (‘issuer risk’).

(a)(ii) Interest Rate Risk

Interest rate risk is the risk of loss resulting from changes in interest rates. It is controlled primarily through the limit structure described in (a) (i) above. Exposure to interest rate movements can be expressed for all interest rate sensitive positions, whether marked to market or subject to accrual accounting, as the impact on their fair values of a one basis point (0.01%) change in interest rates. This sensitivity, analyzed by time band, is set out below. Interest rate sensitivity is one of the inputs to the VaR model.
     It should be noted that, in management’s view, any representation of interest rate risk at a specific date offers only a snapshot of the risks taken, since both trading and non-trading positions can vary significantly on a daily basis, because they are actively managed. As such, it may not be representative of the level of risk at other times, either in general or in specific currencies or tenors. Furthermore, the presence in the portfolio of option products means that only limited inferences can be drawn about exposure to larger movements in interest rates.
     The table sets out the extent to which UBS was exposed to interest rate risk at 31 December 2003 and 2002. It shows the net impact of a one basis point (0.01%) increase in market interest rates across all time bands on the fair values of interest rate sensitive positions, including balance sheet assets and liabilities and derivatives. The impact of such an increase in interest rates depends on UBS’s net asset or net liability position in each category, currency and time band in the table. A negative amount in the table reflects a potential reduction in fair value, while a positive amount reflects a potential increase in fair value.

Financial Statements
Notes to the Financial Statements

Note 29 Financial Instruments Risk Position (continued)

a) Market Risk (continued)

Interest rate sensitivity position (continued)

		Interest rate sensitivity by time bands at 31.12.2003
CHF thousand		Within 1	1 to 3	3 to 12	1 to 5	Over 5
per basis point increase		month	months	months	years	years	Total

CHF	Trading	19	(185)	(6)	311	(91)	48
	Non-trading	(38)	(99)	(359)	(4,288)	(3,587)	(8,371)

USD	Trading	(17)	(690)	(638)	(941)	1,190	(1,096)
	Non-trading	50	(55)	(92)	(2,213)	(1,702)	(4,012)

EUR	Trading	(84)	(206)	398	(1,018)	649	(261)
	Non-trading	4	6	(21)	(131)	(196)	(338)

GBP	Trading	24	31	131	(736)	536	(14)
	Non-trading	0	(10)	(55)	(40)	481	376

JPY	Trading	59	(326)	(34)	410	(273)	(164)
	Non-trading	(4)	3	(1)	(5)	(2)	(9)

Others	Trading	(43)	22	80	(464)	335	(70)
	Non-trading	(1)	0	(6)	(1)	(3)	(11)

		Interest rate sensitivity by time bands at 31.12.2002
CHF thousand		Within 1	1 to 3	3 to 12	1 to 5	Over 5
per basis point increase		month	months	months	years	years	Total

CHF	Trading	(10)	211	(287)	(47)	(18)	(151)
	Non-trading	(42)	(153)	(365)	(6,504)	(5,119)	(12,183)

USD	Trading	(93)	(256)	(1,021)	(2,668)	2,445	(1,593)
	Non-trading	26	(82)	(72)	(927)	(230)	(1,285)

EUR	Trading	114	33	12	(1,387)	728	(500)
	Non-trading	(1)	10	(2)	(86)	(193)	(272)

GBP	Trading	(78)	200	(227)	(453)	(269)	(827)
	Non-trading	(1)	(6)	(39)	92	587	633

JPY	Trading	21	12	(502)	(249)	(204)	(922)
	Non-trading	0	1	0	18	(24)	(5)

Others	Trading	(46)	(61)	500	(54)	(286)	53
	Non-trading	0	0	(4)	(1)	(3)	(8)

Positions shown as ‘trading’ are those which contribute to market risk regulatory capital, i. e. those considered ‘trading book’ for regulatory capital purposes (see section d). ‘Non-trading’ includes all other interest rate sensitive assets and liabilities including derivatives designated as hedges for accounting purposes (as explained in Note 23). This distinction differs somewhat from the accounting classification of trading and non-trading assets and liabilities.

     Details of money market paper and debt instruments defined as trading portfolio for accounting purposes are included in Note 11 and of debt instruments defined as financial investments for accounting purposes in Note 12. Both contribute to the interest rate sensitivity shown in the table. Details of derivatives are shown in Note 23 but it should be noted that interest rate risk arises not only on interest rate contracts but also on other forwards, swaps and options, in particular on forward foreign exchange contracts.

Trading

The major part of this risk arises in the Investment Bank’s Fixed Income Rates and Currencies business.

Note 29 Financial Instruments Risk Position (continued)

a) Market Risk (continued)

Non-trading

Interest rate risk is inherent in many of UBS’s businesses and arises from factors such as differences in timing between contractual maturity or re-pricing of assets, liabilities and derivative instruments.
     Most non-trading interest rate risk is captured at the point of business origination and transferred to a risk management unit – primarily the Cash and Collateral Trading unit of the Investment Bank or Group Treasury – where it is managed within the market risk limits described in (a)(i). The margin risks embedded in retail products remain with, and are subject to additional analysis and control by, the originating business units.
     Many client products have no contractual maturity date or directly market-linked rate. Their interest rate risk is transferred on a pooled basis through “replication” portfolios – portfolios of revolving transactions between the originating business unit and Group Treasury at market rates designed to approximate their average cash flow and re-pricing behavior. The structure and parameters of the replication portfolios are set in accordance with long-term observations of market and client behavior, and are reviewed periodically. In response to both the extremely low domestic yield environment in Switzerland in 2002 and 2003 and the increased client demand for floating rate investment accounts, temporary adjustments deviating from long-term observations were made to the model that replicates client behavior.
     Interest rate risk also arises from balance sheet items such as the financing of bank property and investments in equity of associated companies, and the investment of the Group’s equity. The risk on these items is also transferred to Group Treasury, through replicating portfolios designed to approximate the desired investment or funding profile.
     The Group’s equity is invested at longer-term fixed interest rates in CHF, USD, EUR and GBP with an average duration of approximately four years, in line with strategic investment targets set by the Group Executive Board (GEB).
     These investments account for CHF 13.1 million of the non-trading interest rate sensitivity,

with CHF 8.1 million arising in CHF, CHF 4.3 million in USD and the remainder in EUR and GBP. The interest rate sensitivity of these investments is directly related to the chosen investment duration and it should be recognized that, although investing in significantly shorter maturities would lead to a reduction in apparent interest rate sensitivity, it would lead to higher volatility in interest earnings.

     For the currencies EUR and GBP additional interest rate sensitivity arises mainly from subordinated note issues which are intentionally unhedged as they are regarded as part of the Group’s equity for asset and liability management purposes.

(iii) Currency Risk

Currency risk is the risk of loss resulting from changes in exchange rates.

Trading

UBS is an active participant in currency markets and carries currency risk from these trading activities, conducted primarily in the Investment Bank. These trading exposures are subject to VaR, stress and concentration limits as described in (a)(i). Details of foreign exchange contracts, most of which arise from trading activities and contribute to currency risk, are shown in Note 23.

Non-Trading

UBS’s reporting currency is the Swiss franc but its assets, liabilities, income and expense are denominated in many currencies, with significant amounts in USD, EUR and GBP, as well as CHF.
     Reported profits or losses are exchanged monthly into CHF, reducing volatility in the Group’s earnings from changes in exchange rates. Group Treasury also, from time to time, proactively hedges significant expected foreign currency earnings / costs (mainly USD, EUR and GBP) within a time horizon up to one year, in accordance with the instructions of the Group Executive Board and subject to its VaR limit. Economic hedging strategies employed include a cost-efficient option strategy, providing a safety net against unfavorable currency fluctuations while preserving upside potential.

Financial Statements
Notes to the Financial Statements

Note 29 Financial Instruments Risk Position (continued)

a) Market Risk (Continued)

The Group’s equity investment is managed in order to reflect the currency distribution of its risk-weighted assets and is diversified into CHF, USD, EUR and GBP. This creates structural foreign currency exposures, the gains or losses on which are recorded through equity, leading to fluctuations in UBS’s capital base in line with the fluctuations in risk-weighted assets, thereby protecting the BIS Tier 1 capital ratio.

     The table below shows the major currency breakdown of UBS’s balance sheet and net position by currency at 31 December 2003.

Breakdown of assets and liabilities by currencies

	31.12.03				31.12.02
CHF billion	CHF	USD	EUR	Other	CHF	USD	EUR	Other

Assets
Cash and balances with central banks	2.4	0.1	0.8	0.3	2.4	0.1	0.6	1.2
Due from banks	4.6	11.8	8.2	7.1	5.2	11.4	7.4	8.5
Cash collateral on securities borrowed	0.7	192.5	7.3	13.4	0.1	126.7	2.7	9.5
Reverse repurchase agreements	1.2	162.4	73.8	83.2	1.9	164.6	61.0	66.5
Trading portfolio assets	8.9	288.9	77.6	86.4	6.1	247.6	51.7	66.0
Positive replacement values	14.6	7.6	0.8	61.3	10.4	8.1	0.8	62.8
Loans	149.7	39.2	12.9	10.7	147.8	39.5	11.5	12.8
Financial investments	0.6	2.4	1.2	0.9	1.1	5.0	1.5	0.8
Accrued income and prepaid expenses	0.3	3.0	1.8	1.1	0.5	4.0	0.3	1.7
Investments in associates	0.5	1.1	0.0	0.0	0.7	0.0	0.0	0.0
Property and equipment	5.9	1.2	0.1	0.5	5.6	1.3	0.1	0.9
Goodwill and other intangible assets	0.1	11.1	0.0	0.3	0.7	12.7	0.0	0.3
Other assets	2.4	4.2	1.8	17.1	1.4	5.0	1.0	1.6

Total balance sheet assets	191.9	725.5	186.3	282.3	183.9	626.0	138.6	232.6

Receivables from FX spot, FX forwards, FX options and currency swaps[1]	189.5	1,210.5	604.5	871.2

Total assets including FX derivatives[1]	381.4	1,936.0	790.8	1,153.5

Liabilities
Due to banks	5.8	58.7	39.2	23.5	7.6	48.0	13.8	13.8
Cash collateral on securities lent	0.1	35.4	6.8	11.0	0.0	21.6	5.2	10.1
Repurchase agreements	17.9	277.8	76.4	43.7	17.8	260.8	51.9	36.4
Trading portfolio liabilities	2.4	90.8	20.3	30.5	3.7	68.6	11.3	22.9
Negative replacement values	15.8	7.0	0.4	70.4	10.1	7.1	0.7	63.5
Due to customers	137.1	126.4	51.8	32.1	123.5	111.5	43.6	28.2
Accrued expenses and deferred income	2.0	7.1	0.8	3.8	1.9	8.1	0.9	4.3
Debt issued	10.0	68.1	21.0	21.1	11.4	96.1	14.3	7.6
Other liabilities	6.6	5.3	2.9	16.5	5.4	4.1	0.9	1.9
Minority interests	0.0	3.9	0.1	0.1	0.0	3.4	0.0	0.1
Shareholders’ equity	35.4	0.0	0.0	0.0	39.0	0.0	0.0	0.0
Of which foreign currency capital in subsidiaries	(13.2)	10.2	1.3	1.7

Total liabilities, minority interests and shareholders’ equity	219.9	690.7	221.0	254.4	220.4	629.3	142.6	188.8

Payables from FX spot, FX forwards, FX options and currency swaps[1]	160.6	1,246.2	569.7	899.2

Total liabilities, minority interests and shareholders’ equity including FX derivatives[1]	380.5	1,936.9	790.7	1,153.6

Net position by currency[1]	0.9	(0.9)	0.1	(0.1)

1 Information required by Swiss banking law for 2003 onwards. This information is not available for 2002.

Note 29 Financial Instruments Risk Position (continued)

a) Market Risk (Continued)

(iv) Equity Risk

Equity risk is the risk of loss resulting from changes in the levels of equity indices and values of individual stocks.
     The Investment Bank is a significant player in major equity markets and carries equity risk from these activities. These exposures are subject to VaR, stress and concentration limits as described in (a)(i) and, in the case of individual stocks, to issuer risk controls as described in (a)(v).
     Details of equity derivatives contracts (on indices and individual equities), which arise primarily from these activities, are shown in Note 23.

(v) Issuer Risk

The values of tradable assets – equities, bonds and other debt instruments held for trading – are affected by factors specific to individual issuers as well as general market moves. This can include short-term factors influencing price but also more fundamental causes including severe financial deterioration.
     As an active trader and market maker in equities and bonds, the Investment Bank holds positions in tradable assets, which are not only included in VaR, but are also subject to concentration limits on individual issuers, including positions arising from derivatives as well as physical holdings.

b) Credit Risk

Credit risk represents the loss which UBS would suffer if a client or counterparty failed to meet its contractual obligations. It is inherent in traditional banking products – loans, commitments to lend and other contingent liabilities, such as letters of credit – and in traded products – derivative contracts such as forwards, swaps and options, and repo and securities borrowing and lending transactions.

     Reductions in the market values of tradable assets (securities and other obligations in tradable form held for trading) resulting from changes in the credit quality of individual obligors are considered market risk. This is explained in a (v) above.
     To ensure a consistent and unified approach, with appropriate checks and balances, all Business Groups taking material credit risk have independent credit risk control functions headed by Chief Credit officers (CCOs) reporting functionally to the Group CCO. They are responsible for counterparty ratings and credit risk assessment.
     Credit risk authority, including authority to establish allowances and provisions for credit loss, is exercised by the Chairman’s Office (by delegation to an Executive Vice Chairman),

by the GEB (by delegation to the Group CCO) and within the Business Groups.

     UBS manages and controls concentrations of credit risk wherever they are identified, in particular to individual counterparties and groups and to industries and countries.
     UBS sets limits on its credit exposure to both individual counterparties and counterparty groups. Exposure is measured for banking products as the face value amount. For loans, this is shown on the balance sheet and detailed in Note 9a), and for commitments, detailed in Note 25. Both are included in the table below.
     For all traded products, credit exposure is measured for internal risk control purposes based not only on the current replacement value of contracts but also on potential future changes in replacement value, and credit limits are applied on this basis. The replacement values of derivatives are included in the balance sheet and in the table below. For further information about derivatives see Note 23. Securities borrowing and lending transactions are represented on the balance sheet by the values of cash collateral placed with or received from counterparties while repo / reverse repo transactions are represented by the amounts of the forward commitments – for

Financial Statements
Notes to the Financial Statements

Note 29 Financial Instruments Risk Position (continued)

b) Credit Risk (continued)

details see Note 10. The credit exposure is generally only a small percentage of the balance sheet amounts. The amounts shown in the table below represent the mark to market values of these transactions, i. e. the difference in value between the cash or securities lent or given as collateral by UBS and the value of cash or securities borrowed or taken as collateral by UBS.

Breakdown of credit exposure

Amounts for each product type are shown gross before allowances and provisions.

CHF million	31.12.03	31.12.02

Banking products
Loans to customers and due from banks[1]	248,207	249,370
Contingent liabilities (gross – before participations)[2]	15,563	16,594
Undrawn irrevocable commitments (gross – before participations)[2]	46,623	39,306

Traded products[3]
Derivatives positive replacement values (before collateral but after netting)[4]	84,334	82,092
Securities borrowing and lending, repos and reverse repos[5,6]	30,833	20,120

Allowances and provisions[7]	(4,326)	(5,621)

Total credit exposure net of allowances and provisions[8]	421,234	401,861

1 See Note 9a – Due from Banks and Loans for further information.  2 See Note 25 – Commitments and Contingent Liabilities for further information.  3 Does not include future potential credit exposure arising from changes in value of products with variable value, i.e. traded products. Potential future credit exposure is however included in internal measures of credit exposure for risk management and control purposes.  4 See Note 23 – Derivative Instruments for further information.  5 This figure represents the difference in value between the cash or securities lent or given as collateral to counterparties, and the value of cash or securities borrowed or taken as collateral from the same counterparties under stock borrow / lend and repo / reverse repo transactions.  6 See Note 10 – Securities Borrowing, Securities Lending, Repurchase and Reverse Repurchase Agreements for further information about these types of transactions.  7 See Note 9b – Allowances and Provisions for Credit Losses for further information.  8 The values of bonds, equities and other tradable obligations in the Group’s trading business area are also affected by credit events and default. They are not included in this table – exposure is controlled under the market risk control structure described in Note 29 – Financial Instruments Risk Position, section a).

Note 29 Financial Instruments Risk Position (continued)

b) Credit Risk (continued)

UBS is an active user of credit derivatives to hedge credit risk in banking and traded products. It also makes use of master netting agreements where possible in its OTC derivatives trading and, in line with general market trends, has also entered into bilateral collateral agreements with market participants. Further information is given in Note 23.

     Concentrations of credit risk exist if clients are engaged in similar activities, or are located in the same geographic region or have comparable economic characteristics such that their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions. Stress measures are therefore applied to assess the impact of variations in bankruptcy rates and asset values, taking into account risk concentrations in each portfolio. Stress loss limits are applied where considered necessary, including limits on exposure to all but the best-rated countries.
     UBS classifies a claim as impaired if the book value of the claim exceeds the present value of the cash flows actually expected in future periods – loan interest payments and scheduled principal repayments, or other payments due, for example on guarantees, and including liquidation of collateral where available. Loans are further classi-

fied as non-performing where payment of interest, principal or fees is overdue by more than 90 days or (as now required by Swiss regulatory guidelines) when insolvency proceedings have commenced or obligations have been restructured on concessionary terms. Allowances or provisions are determined such that the carrying values of impaired claims are consistent with the principles of IAS 39. For further information about accounting policy for allowance and provision for credit losses see Note 1 l). For the amounts of allowance and provision for credit losses and amounts of impaired and non-performing loans, see Note 9 b), c) and d).

     The occurrence of actual credit losses is erratic in both timing and amount and those that arise usually relate to transactions entered into in previous accounting periods. In order to account for average credit loss over time and to encourage risk-adjusted pricing, UBS uses the concept of ‘expected loss’ for management purposes. Expected loss is a statistically based measure intended to reflect the annual costs that will arise, on average, over time, from positions that become impaired, and is a function of the probability of default (given by the counterparty rating), current and likely future exposure to the counterparty and the likely severity of the loss should default occur.

Financial Statements
Notes to the Financial Statements

Note 29 Financial Instruments Risk Position (continued)

c) Liquidity Risk

UBS’s approach to liquidity management is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, without compromising its ability to respond quickly to strategic market opportunities. A centralized approach is adopted, based on an integrated framework incorporating the assessment of expected cash flows and the availability of high-grade collateral which could be used to secure additional funding if required. The liquidity position is assessed and managed under a variety of scenarios, giving due consideration to stress factors. Scenarios encompass both normal market conditions and stressed conditions, including both UBS-specific and general market crises. The impact on both trading and client businesses is considered, taking account of potential collateral with which funds might be raised, and the possibility that customers might seek to withdraw funds or draw down unutilized credit lines.

     The breakdown by contractual maturity of assets and liabilities, which is the basis of the “normal market conditions” scenario, at 31 December 2003 is shown in the table below.

Maturity analysis of assets and liabilities

				Due	Due
			Due	between	between	Due
	On	Subject	within	3 and	1 and	after
CHF billion	demand	to notice[1]	3 mths	12 mths	5 years	5 years	Total

Assets
Cash and balances with central banks	3.6						3.6
Due from banks	22.4	0.8	6.0	0.9	1.4	0.2	31.7
Cash collateral on securities borrowed	9.5	166.2	37.4	0.7	0.1	0.0	213.9
Reverse repurchase agreements	44.0	35.1	193.7	43.0	3.7	1.1	320.6
Trading portfolio assets[2]	461.8	0.0	0.0	0.0	0.0	0.0	461.8
Positive replacement values[2]	84.3	0.0	0.0	0.0	0.0	0.0	84.3
Loans	20.6	44.9	33.5	37.8	66.8	8.9	212.5
Financial investments	4.0	0.0	0.6	0.2	0.2	0.1	5.1
Accrued income and prepaid expenses	6.2	0.0	0.0	0.0	0.0	0.0	6.2
Investments in associates	0.0	0.0	0.0	0.0	0.0	1.6	1.6
Property and equipment	0.0	0.0	0.0	0.0	0.0	7.7	7.7
Goodwill and other intangible assets	0.0	0.0	0.0	0.0	0.0	11.5	11.5
Other assets	11.9	13.6	0.0	0.0	0.0	0.0	25.5

Total 31.12.2003	668.3	260.6	271.2	82.6	72.2	31.1	1,386.0

Total 31.12.2002	489.7	23.7	478.1	90.7	69.7	29.2	1,181.1

Liabilities
Due to banks	52.0	4.6	66.3	3.4	0.8	0.1	127.2
Cash collateral on securities lent	5.1	46.8	1.4	0.0	0.0	0.0	53.3
Repurchase agreements	158.5	13.2	186.0	57.8	0.3	0.0	415.8
Trading portfolio liabilities[2]	144.0	0.0	0.0	0.0	0.0	0.0	144.0
Negative replacement values[2]	93.6	0.0	0.0	0.0	0.0	0.0	93.6
Due to customers	146.3	109.7	83.1	5.3	1.8	1.2	347.4
Accrued expenses and deferred income	13.7	0.0	0.0	0.0	0.0	0.0	13.7
Debt issued	0.0	0.0	1.7	63.9	33.6	21.0	120.2
Other liabilities	17.6	13.7	0.0	0.0	0.0	0.0	31.3

Total 31.12.2003	630.8	188.0	338.5	130.4	36.5	22.3	1,346.5

Total 31.12.2002	373.4	5.4	636.0	66.1	36.7	21.0	1,138.6

1 Deposits without a fixed term, on which notice of withdrawal or termination has not been given (such funds may be withdrawn by the depositor or repaid by the borrower subject to an agreed period of notice).  2 Trading and derivative positions are shown within ‘on demand’ which management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods.

Note 29 Financial Instruments Risk Position (continued)

d) Capital Adequacy

The adequacy of UBS’s capital is monitored using, among other measures, the rules and ratios established by the Basel Committee on Banking Supervision (“BIS rules / ratios”). The BIS ratios compare the amount of eligible capital (in total and Tier 1) with the total of risk-weighted assets (RWAs).

     While UBS monitors and reports its capital ratios under BIS rules, it is the rules established by the Swiss regulator, the EBK, which ultimately determine the capital required to underpin its business, and these rules, on balance, result in higher RWAs than the BIS rules. As a result, UBS’s ratios are lower when calculated under the EBK regulations than they would be if calculated under the BIS rules.
     UBS has complied with all BIS and EBK regulatory capital rules for all periods reported.

BIS Eligible capital

BIS eligible capital consists of two parts: Tier 1 capital comprises share capital, share premium, retained earnings including current year profit, foreign currency translation and minority interests less accrued dividends, net long positions in own shares and goodwill; Tier 2 capital includes subordinated long-term debt. Tier 1 capital is required to be at least 4% and Total eligible capital at least 8% of RWAs.

BIS Risk-Weighted Assets (RWAs)

Three elements make up total RWAs – credit risk, other assets and market risk, each of which is described below.
     The credit risk component consists of on- and off-balance sheet claims, measured according to regulatory formulae outlined below, weighted according to type of counterparty and collateral at 0%, 20%, 50% or 100%. The least risky claims, such as claims on OECD governments and claims collateralized by cash, are weighted at 0%, meaning that no capital support is required, while the claims deemed most risky, including unsecured claims on corporates and private customers, are weighted at 100%, meaning that 8% capital support is required.

     Securities not held for trading are included as claims, based on the net long position in the securities of each issuer, including both physical holdings and positions derived from other transactions such as options.
     Claims arising from derivatives transactions include not only the current positive replacement value (shown in the table below under Balance sheet assets), but also an ‘add-on’ to reflect their potential future exposure (shown in the table below under Off-balance sheet and other positions – Forward and swap contracts, and Purchased options).
     Claims arising from contingent commitments and irrevocable facilities granted are converted to credit equivalent amounts based on specified percentages of nominal value.
     There are other types of asset, most notably property and equipment and intangibles, which, while not subject to credit risk, represent a risk to the bank in respect of their potential for write-down and impairment and which therefore require capital underpinning.
     Capital is required to support market risk arising in all foreign exchange, precious metals and energy positions, and all positions held for trading in interest rate instruments and equities, including risks on individual equities, and traded debt obligations such as bonds. UBS computes this risk using a Value at Risk model approved by the EBK, from which the market risk capital requirement is derived. Unlike the calculations for credit risk and other assets, this produces the capital requirement itself rather than the RWA amount. In order to compute a total capital ratio, the market risk capital requirement is therefore converted to a ‘RWA equivalent’ (shown in the table below as Market risk positions) such that the capital requirement is 8% of this RWA equivalent, i.e. the market risk capital requirement is multiplied by 12.5.

Financial Statements
Notes to the Financial Statements

Note 29 Financial Instruments Risk Position (continued)

d) Capital Adequacy (continued)

Risk-weighted assets (BIS)

	Balance		Balance
	sheet/	Risk-	sheet /	Risk-
	notional	weighted	notional	weighted
	amount	amount	amount	amount
CHF million	31.12.03	31.12.03	31.12.02	31.12.02

Balance sheet assets
Due from banks and other collateralized lendings[1]	441,662	8,565	356,501	8,877
Net positions in securities[2]	6,755	6,182	9,096	8,193
Positive replacement values[3]	84,334	22,324	82,092	21,680
Loans, net of allowances for credit losses and other collateralized lendings[1]	337,028	153,537	320,752	147,703
Accrued income and prepaid expenses	6,218	4,284	6,453	3,025
Property and equipment	9,840	9,614	10,384	10,149
Other assets	25,459	7,670	8,952	5,774

Off-balance sheet and other positions
Contingent liabilities	15,563	8,167	16,594	8,224
Irrevocable commitments	46,960	6,863	39,327	4,622
Forward and swap contracts[4]	11,746,880	4,710	9,455,928	4,253
Purchased options[4]	1,183,708	1,716	298,800	1,023

Market risk positions[5]		18,269		15,267

Total risk-weighted assets		251,901		238,790

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

BIS capital ratios

	Capital	Ratio	Capital	Ratio
	CHF million	%	CHF million	%
	31.12.03	31.12.03	31.12.02	31.12.02

Tier 1	29,765	11.8	27,047	11.3
of which hybrid Tier 1	3,224	1.3	3,182	1.3
Tier 2	3,816	1.5	5,962	2.5

Total BIS	33,581	13.3	33,009	13.8

The Tier 1 capital includes CHF 3,224 million (USD 2,600 million) trust preferred securities at 31 December 2003 and CHF 3,182 million (USD 2,300 million) at 31 December 2002.

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

Financial Statements
Notes to the Financial Statements

Note 30 Fair Value of Financial Instruments (continued)

	Carrying	Fair	Unrealized	Carrying	Fair	Unrealized
	value	value	gain/(loss)	value	value	gain/(loss)
CHF billion	31.12.03	31.12.03	31.12.03	31.12.02	31.12.02	31.12.02

Assets
Cash and balances with central banks	3.6	3.6	0.0	4.3	4.3	0.0
Due from banks	31.7	31.7	0.0	32.5	32.5	0.0
Cash collateral on securities borrowed	213.9	213.9	0.0	139.1	139.1	0.0
Reverse repurchase agreements	320.6	320.6	0.0	294.1	294.1	0.0
Trading portfolio assets	461.8	461.8	0.0	371.4	371.4	0.0
Positive replacement values	84.3	84.3	0.0	82.1	82.1	0.0
Loans	212.5	213.8	1.3	211.8	214.1	2.3
Financial investments	5.1	5.1	0.0	8.4	8.4	0.0

Liabilities
Due to banks	127.2	127.2	0.0	83.4	83.4	0.0
Cash collateral on securities lent	53.3	53.3	0.0	36.9	36.9	0.0
Repurchase agreements	415.9	415.9	0.0	366.9	366.9	0.0
Trading portfolio liabilities	144.0	144.0	0.0	106.5	106.5	0.0
Negative replacement values	93.6	93.6	0.0	81.3	81.3	0.0
Due to customers	347.3	347.3	0.0	307.4	307.5	(0.1)
Debt issued	120.2	121.5	(1.3)	129.8	131.7	(1.9)

Subtotal			0.0			0.3

Unrealized gains and losses recorded in shareholders’ equity before tax on:
Financial investments			0.8			1.1
Derivative instruments designated as cash flow hedges			(0.2)			(0.3)
Net unrealized gains and losses not recognized in the income statement			0.6			1.1

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

     The decrease in the Net fair value gains and losses during 2003 of CHF 0.5 billion is mainly attributable to the change in the unrealized gains of fixed rate long-term assets, which have decreased by CHF 1.0 billion from the prior year as a result of higher interest rates in 2003. This was partially offset by a decrease in unrealized loss from fixed rate long-term debt.

Note 31 Pension and Other Post-Retirement Benefit Plans

a) Defined benefit plans

The Group has established various pension plans inside and outside of Switzerland. The major plans are located in Switzerland, the UK, the US and Germany. Independent actuarial valuations are performed for the plans in these locations. The measurement date of these plans is the 31 December for each year presented.
     The overall investment policy and strategy for the Group’s defined benefit pension plans is guided by the objective to achieve an investment return which, together with the contributions paid, is sufficient to maintain reasonable control over the various funding risks of the plans. The investment advisors appointed by plan trustees are responsible for determining the mix of asset types and target allocations which are reviewed by the plan trustees on an ongoing basis. Actual asset allocation is determined by a variety of current economic and market conditions and in consideration of specific asset class risk.
     The expected long-term rates of return on plan assets are based on long-term expected inflation, interest rates, risk premiums and targeted asset class allocations. These estimates take into consideration historical asset class returns and are determined together with the plans’ investment and actuarial advisors.

Swiss pension plan

The pension plan covers practically all employees in Switzerland and exceeds the minimum benefit requirements under Swiss law. Contributions to the pension plan are paid for by employees and the Group. The employee contributions are calculated as a percentage of insured annual salary and are deducted monthly. The percentages deducted from salary for full benefit coverage (including risk benefits) depend on age and vary between 7% and 10%. The Group pays a variable contribution that ranges between 150% and 220% of the sum of employees’ contributions. The employer contributions expected to be made in 2004 to the pension plan are CHF 350 million.
     The computation of the benefits is based on the final covered salary. The benefits covered include retirement benefits, disability, death and survivor pension.
     In 1999, the Group recognized a prepaid pension asset of CHF 456 million representing excess employer contributions. In 2003, the remaining CHF 33 million (2002 CHF 323 million, 2001 CHF 0 million) of this asset was used to fund the employer contributions and was recognized as a pension expense.

     The accumulated benefit obligation (which is the current value of accrued benefits without allowance for future salary increases) was CHF 16,817 million as of 31 December 2003 (2002 CHF 15,853 million, 2001 CHF 14,750 million).

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
     The retirement plans provide benefits in the event of retirement, death, disability or employment termination. The plans’ retirement benefits depend on age, contributions and level of compensation. The principal plans are financed in full by the Group. The employer contributions expected to be made in 2004 to these pension plans are CHF 63 million. The funding policy for these plans is consistent with local government and tax requirements.
     The assumptions used in foreign plans take into account local economic conditions.
     The accumulated benefit obligation for these pension plans was CHF 3,609 million as of 31 December 2003 (2002 CHF 3,376 million, 2001 CHF 3,195 million).
     For pension plans with an accumulated benefit obligation in excess of plan assets, the aggregate projected benefit obligation and accumulated benefit obligation was CHF 944 million and CHF 930 million as of 31 December 2003 (2002 CHF 3,436 million and 3,376 million, 2001 CHF 1,411 million and 1,373 million). The fair value of plan assets for these plans was 677 million as of 31 December 2003 (2002 CHF 2,382 million, 2001 CHF 1,010 million).

Financial Statements
Notes to the Financial Statements

Note 31 Pension and Other Post-Retirement Benefit Plans (continued)

b) Post-retirement medical and life plans

In the US and the UK the Group offers retiree medical benefits that contribute to the health care coverage of employees and beneficiaries after retirement. In addition to retiree medical benefits, the Group in the US also provides retiree life insurance benefits.
     The benefit obligation in excess of fair value of plan assets for those plans amounts to CHF 179 million as of 31 December 2003 (2002 CHF 164 million, 2001 CHF 142 million) and the total accrued post-retirement cost to CHF 137 million as of 31 December 2003 (2002 CHF 130 million, 2001 CHF 130 million). The net periodic post-retirement costs for the years ended 31 December

2003, 31 December 2002 and 31 December 2001 were CHF 22 million, CHF 25 million and CHF 24 million, respectively.

c) Defined contribution plans

The Group also sponsors a number of defined contribution plans primarily in the UK and the US. Certain plans permit employees to make contributions and earn matching or other contributions from the Group. The contributions to these plans recognized as expense for the years ended 31 December 2003, 31 December 2002 and 31 December 2001 were CHF 141 million, CHF 133 million and CHF 117 million, respectively.

a) Defined benefit plans

	Swiss			Foreign
CHF million	31.12.03	31.12.02	31.12.01	31.12.03	31.12.02	31.12.01

Defined benefit obligation at the beginning of the year	(19,204)	(17,879)	(17,712)	(3,436)	(3,553)	(3,406)
Service cost	(564)	(554)	(541)	(91)	(108)	(121)
Interest cost	(703)	(699)	(674)	(197)	(210)	(204)
Plan amendments						(1)
Special termination benefits	(70)	(209)	(262)
Actuarial gain / (loss)	1,395	(681)	421	(201)	(177)	(345)
Benefits paid	930	818	889	124	111	107
Curtailment / settlement					74
Foreign currency translation				138	427	(12)
Other						429

Defined benefit obligation at the end of the year	(18,216)	(19,204)	(17,879)	(3,663)	(3,436)	(3,553)

Fair value of plan assets at the beginning of the year	16,566	18,289	19,074	2,382	2,887	3,378
Actual return on plan assets	1,411	(1,350)	(765)	429	(240)	(220)
Employer contributions	370	236	656	831	164	258
Plan participant contributions	202	209	213
Benefits paid	(930)	(818)	(889)	(124)	(111)	(107)
Foreign currency translation				(116)	(318)	7
Other						(429)

Fair value of plan assets at the end of the year	17,619	16,566	18,289	3,402	2,382	2,887

Funded status	(597)	(2,638)	410	(261)	(1,054)	(666)
Unrecognized net actuarial (gains) / losses	1,716	3,892	961	970	1,126	673
Unrecognized prior service cost				1	1	2
Unrecognized asset	(1,119)	(1,221)	(1,015)

(Accrued) / prepaid pension cost	0	33	356	710	73	9

Note 31 Pension and Other Post-Retirement Benefit Plans
(continued)

a) Defined benefit plans (continued)

	Swiss			Foreign
CHF million	31.12.03	31.12.02	31.12.01	31.12.03	31.12.02	31.12.01

Movement in the net (liability) or asset
(Accrued) / prepaid pension cost at the beginning of the year	33	356	356	73	9	(153)
Net periodic pension cost	(403)	(559)	(656)	(168)	(83)	(97)
Employer contributions	370	236	656	831	164	258
Foreign currency translation				(26)	(17)	1

(Accrued) / prepaid pension cost	0	33	356	710	73	9

Amounts recognized in the Balance Sheet
Prepaid pension cost		33	356	862	220	185
Accrued pension liability				(152)	(147)	(176)

(Accrued) / prepaid pension cost	0	33	356	710	73	9

CHF million For the year ended

Components of net periodic pension cost
Service cost	564	554	541	91	108	121
Interest cost	703	699	674	197	210	204
Expected return on plan assets	(818)	(900)	(947)	(178)	(199)	(228)
Increase / (decrease) of unrecognized assets	(102)	206	339
Special termination benefits	70	209	262
Amortization of unrecognized prior service cost					1
Amortization of unrecognized net (gains) / losses	188			58	22
Curtailment / settlement					(59)
Employee contributions	(202)	(209)	(213)

Net periodic pension cost	403	559	656	168	83	97

Principal actuarial assumptions used (%)

Assumptions used to determine defined benefit obligations at the end of the year
Discount rate	3.8	3.8	4.0	5.7	5.8	6.2
Expected rate of salary increase	2.5	2.5	2.5	4.6	4.4	4.4
Rate of pension increase	1.0	1.5	1.5	1.9	1.5	1.5

Assumptions used to determine net periodic pension cost for the year ended
Discount rate	3.8	4.0	4.0	5.8	6.2	6.3
Expected rate of return on plan assets	5.0	5.0	5.0	7.1	7.3	7.9
Expected rate of salary increase	2.5	2.5	2.5	4.4	4.4	4.4
Rate of pension increase	1.5	1.5	1.5	1.5	1.5	1.6

Plan assets

Actual plan asset allocation (%)
Equity instruments	39	35	45	52	57	57
Debt instruments	43	47	39	30	36	35
Real estate	12	13	13	1	1	1
Other	6	5	3	17	6	7

Total	100	100	100	100	100	100

Financial Statements
Notes to the Financial Statements

Note 31 Pension and Other Post-Retirement Benefit Plans
(continued)

a) Defined benefit plans (continued)

	Swiss			Foreign
	31.12.03	31.12.02	31.12.01	31.12.03	31.12.02	31.12.01

Long-term target plan asset allocation (%)
Equity instruments	35–53			51–55
Debt instruments	30–48			44–46
Real estate	12–19			0–1
Other	0			1–2

Actual return on plan assets (%)	8.6	(7.5)	(4.0)	17.8	(8.7)	(7.3)

CHF million

Additional details to fair value of plan assets
UBS financial instruments and UBS bank accounts	1,005	814	476
UBS AG shares [1]	246	206	305
Securities lent to UBS included in plan assets	2,930	2,645	824
Other assets used by UBS included in plan assets	84	90	104

1 The number of UBS AG shares were 2,908,699, 3,072,500 and 3,639,800 as of 31 December 2003, 31 December 2002 and 31 December 2001, respectively. The amount of capital repayment and dividend received on UBS AG shares for the years ended 31 December 2003, 31 December 2002 and 31 December 2001 were CHF 7 million, CHF 7 million and CHF 2 million, respectively.

b) Post-retirement medical and life plans

CHF million	31.12.03	31.12.02	31.12.01

Post-retirement benefit obligation at the beginning of the year	(166)	(145)	(115)
Service cost	(11)	(8)	(7)
Interest cost	(10)	(9)	(9)
Plan amendments		(3)	(10)
Actuarial gain / (loss)	(14)	(31)	(6)
Benefits paid	6	4	4
Foreign currency translation	16	26	(2)

Post-retirement benefit obligation at the end of the year	(179)	(166)	(145)

Fair value of plan assets at the beginning of the year	2	3	4
Actual return on plan assets	0	0	0
Employer contributions	4	3	3
Benefits paid	(6)	(4)	(4)

Fair value of plan assets at the end of the year	0	2	3

The assumed average health care cost trend rates used in determining post-retirement benefit expense is assumed to be 10.3% for 2003 and to decrease to an ultimate trend rate of 5% in 2010. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in the assumed health care cost trend rates would change the US post-retirement benefit obligation and the service and interest cost components of the net periodic post-retirement benefit costs as follows:

CHF million	1% increase	1% decrease

Effect on total service and interest cost	5	(4)
Effect on the post-retirement benefit obligation	25	(19)

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

     Equity Plus (EP): This voluntary plan gives eligible employees the opportunity to purchase UBS shares at fair market value on the purchase date and receive at no additional cost two UBS options for each share purchased, up to a maximum annual limit. The options have a strike price equal to the fair market value of the stock on the date the option is granted. Share purchases can be made annually from bonus compensation or quarterly based on regular deductions from salary. Shares purchased under EP are restricted from resale for two years from the time of purchase, and the options granted have a two-year vesting requirement and generally expire from ten years to ten and one-half years after the date of grant.
     Discounted Purchase Plans: Employees in Switzerland are entitled to purchase a specified number of UBS shares at a predetermined discounted price each year. The number of shares that can be purchased depends on rank. Any such shares purchased must be held for a specified period of time. The discount is recorded as compensation expense.
     Equity Ownership Plan (EOP): Selected personnel receive a mandatory portion of their performance-related compensation in UBS shares and in some cases UBS options, and most are eligible to receive a matching contribution in the form of UBS options. Participants in certain countries are eligible to receive a portion of their award in Alternative Investment Vehicles (AIVs). These are generally money market funds, UBS and non-UBS mutual funds and other UBS sponsored funds. EOP awards vest in one-third increments over a three-year vesting period. Under certain conditions, these awards are fully forfeitable by the employee.

     Key employee option plans: Under these plans, key and high potential employees are granted UBS options with a strike price not less than the fair market value of the shares on the date the option is granted. Option grants generally vest in one-third increments over a three-year period. Expiration of the options is generally from ten to ten and one-half years. One option gives the right to purchase one registered UBS share at the option’s strike price. In one outstanding prior year grant, accelerated vesting or non-forfeitability may occur if certain share appreciation targets are met.
     Other deferred compensation plans: UBS sponsors other deferred compensation plans for selected eligible employees. Generally, contributions are made on a tax deferred basis, and participants are allowed to invest in AIVs. No additional company match is granted, and the plan is generally not forfeitable. In addition, UBS also grants deferred compensation awards to new recruits, senior management and other key employees in the form of UBS shares, options or other leveraged interests in non-UBS instruments.
     Equity Investment Plan (EIP) (now discontinued): Prior to the discontinuance of new awards under this plan in 2001, employees had the choice to invest part of their annual bonus in UBS shares, warrants or other derivatives on UBS shares. A holding period, generally three years, applied during which the instruments could not be sold or exercised. In addition, participants in the plan received a matching contribution of additional UBS shares or derivatives. Only the UBS-matching contribution was forfeitable. The last EIP vesting will take place in 2004. Staff who had the possibility to take part in EIP are now offered the opportunity to take part in EP.

Financial Statements
Notes to the Financial Statements

Note 32 Equity Participation Plans (continued)

b) UBS share awards

i) Stock compensation plans

Movements in shares granted under various equity participation plans mentioned on the previous page are as follows:

Stock compensation plans	31.12.03	31.12.02	31.12.01

Unvested shares outstanding, at the beginning of the year	48,136,561	52,299,332	47,458,928
Shares awarded during the year	11,023,553	13,511,655	16,850,859
Vested during the year	(26,915,860)	(16,333,832)	(10,740,466)
Forfeited during the year	(860,364)	(1,340,594)	(1,269,989)

Unvested shares outstanding, at the end of the year	31,383,890	48,136,561	52,299,332

Weighted-average fair market value of shares awarded (in CHF)	61	71	90

Fair market value of outstanding shares at the end of the year (CHF billion)	2.7	3.2	4.4

ii) Stock purchase plans

The following table shows the shares awarded and the weighted-average fair value per share for the Group’s stock purchase plans.

Stock purchase plans	31.12.03	31.12.02	31.12.01

Share quantity purchased through discounted purchase plans	1,722,492	1,339,223	1,701,099
Weighted-average purchase price (in CHF)	31	40	47
Share quantity purchased through EP at fair market value	2,593,391	2,483,684	1,221,416
Weighted-average purchase price (in CHF)	61	77
Weighted-average purchase price (in USD)	49	46	51

Note 32 Equity Participation Plans (continued)

c) UBS option awards

Movements in options granted under various equity participation plans mentioned on the previous page are as follows:

		Weighted-		Weighted-		Weighted-
		average		average		average
		exercise		exercise		exercise
	Number of	price	Number of	price	Number of	price
	options	(in CHF)	options	(in CHF)	options	(in CHF)
	31.12.03	31.12.03[1]	31.12.02	31.12.02[1]	31.12.01	31.12.01[1]

Outstanding, at the beginning of the year	88,164,227	67	63,286,669	66	63,308,502	58
Granted during the year	38,969,319	59	37,060,178	71	11,070,992	94
Exercised during the year	(14,782,471)	54	(9,595,133)	54	(10,083,075)	49
Forfeited during the year	(2,721,970)	64	(2,082,356)	71	(1,009,750)	74
Expired unexercised	(589,079)	76	(505,131)	77	0	0

Outstanding, at the end of the year	109,040,026	63	88,164,227	67	63,286,669	66

Exercisable, at the end of the year	34,726,720	59	21,765,482	51	25,550,932	50

1 Some of the options in this table have exercise prices denominated in US dollars which have been converted into CHF at the year-end spot exchange rate for purposes of this table.

The following table summarizes additional information about stock options outstanding at 31 December 2003:

	Options outstanding			Options exercisable
Range of exercise	Number of options	Weighted-average	Weighted-average	Number of	Weighted-average
prices per share	outstanding	exercise price	remaining contractual life	options exercisable	exercise price

CHF		CHF	Years		CHF

53.37–70.00	27,389,634	61.17	6.4	10,496,007	63.76

70.01–85.00	23,708,208	78.13	6.7	8,845,007	78.52

85.01–106.00	5,686,709	98.66	4.7	420,348	87.56

53.37–106.00	56,784,551	72.00	6.3	19,761,362	70.87

USD		USD	Years		USD

6.48–35.00	6,342,786	19.32	2.0	6,342,786	19.32

35.01–45.00	14,530,862	43.15	9.1	79,679	39.52

45.01–55.00	26,951,159	47.30	7.1	8,500,619	46.57

55.01–65.31	4,430,668	59.11	7.4	42,274	57.87

6.48–65.31	52,255,475	43.75	7.1	14,965,358	35.02

Financial Statements
Notes to the Financial Statements

Note 32 Equity Participation Plans (continued)

d) Compensation Expense

Generally under IFRS, for all equity participation instruments (shares, cash-settled warrants and other cash-settled derivatives for which the underlying is UBS shares) except options, UBS accrues expense in the performance year and determines the number of instruments granted to employees based on the instrument’s market price at the grant date, which is generally in the year following the performance year. For options, the amount of expense recognized is equal to the intrinsic value at grant date (i. e. the difference between the strike price and fair market value of shares at the date of grant. This difference is generally zero, as option strike prices are generally at or above the market prices of the shares). For discounted share plans, the expense is equal to the difference between the fair market value and the discounted value and is accrued for in the performance year. Management’s estimate of the accrued expense before tax for share-based compensation for the years ended 31 December 2003, 2002 and 2001 was CHF 833 million, CHF 592 million and CHF 974 million, respectively.

e) Pro-Forma Net Income

The following table presents IFRS Net profit and Earnings per share for 2003, 2002 and 2001 as if UBS had applied the fair value method of accounting for its equity participation plans. The fair value method would recognize expense equal to the fair value of option awards at grant, which is higher than the intrinsic value because of the time value of options.

CHF million, except per share data	31.12.03	31.12.02	31.12.01

Net Profit, as reported	6,385	3,535	4,973
Add: Equity-based employee compensation expense included in reported net income, net of tax	630	493	769
Deduct: Total equity-based employee compensation expense determined under the fair-value-based method for all awards, net of tax	(1,069)	(1,183)	(1,116)

Net profit, pro-forma	5,946	2,845	4,626

Earnings per share
Basic, as reported	5.72	2.92	3.93
Basic, pro-forma	5.32	2.35	3.65
Diluted, as reported	5.61	2.87	3.78
Diluted, pro-forma	5.22	2.31	3.51

The fair value of options granted was determined using a proprietary option pricing model, substantially similar to the Black-Scholes model, with the following assumptions:

	31.12.03	31.12.02	31.12.01

Expected volatility	35%	35%	30%
Risk-free interest rate (CHF)	1.70%	3.28%	3.51%
Risk-free interest rate (USD)	3.17%	4.65%	5.81%
Expected dividend rate	4.43%	3.35%	2.67%
Expected life (years)	4.5	4.5	4.5

The weighted-average fair value of options granted in 2003, 2002 and 2001 was CHF 15, CHF 20 and CHF 23 per share, respectively.

Note 33 Related Parties

For its 2003 and 2002 Financial Statements, the Group defines related parties as Associated companies, private equity investees, the Board of Directors, the Group Executive Board, close family members and enterprises which are controlled by these individuals through their majority shareholding or their role as chairman and / or CEO in those companies. In 2001, the Group Managing Board was also included in the above definition.

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
     Amounts and share and option quantities for 2001 are based on the definition applied in that year.

a) Remuneration and equity holdings
The executive members of the Board of Directors have top-management employment contracts and receive pension benefits upon retirement. Total remuneration to the executive members of the Board of Directors and Group Executive Board recognized in the income statement including cash, shares and accrued pension benefits amounted to CHF 144.6 million in 2003 and CHF 131.8 million in 2002. Total compensation numbers exclude merger-related retention payments for the two ex-PaineWebber executives of CHF 21.1 million (USD 17.0 million) in 2003 and CHF 20.6 million (USD 14.9 million) in 2002. These retention payments were committed to at the time of the merger in 2000 and fully disclosed at the time. Total remuneration to the executive members of the Board of Directors, Group Executive Board and Group Managing Board including accrued pension benefits amounted to CHF 321.4 million in 2001.

     The external members of the Board of Directors do not have employment or service contracts with UBS, and thus are not entitled to benefits upon termination of their service on the Board of Directors. Total fees paid to these individuals for their services as external board members amounted to CHF 5.4 million in 2003, CHF 3.5 million in 2002 and CHF 3.3 million in 2001.
     The number of long-term stock options and warrants outstanding to the executive members of the Board of Directors and Group Executive Board from equity participation plans was 6,218,011 (equivalent to the same number of shares) and 120,264 (equivalent to 7,214 shares) at 31 December 2003 and 5,410,172 (equivalent to the same number of shares) and 24,558,529 (equivalent to 1,473,217 UBS shares) at 31 December 2002. The number of long-term stock options and warrants to these two groups plus the Group Managing Board amounted to 8,366,103 (equivalent to the same number of shares) and 60,578,417 (equivalent to 6,002,599 shares) at 31 December 2001. These plans are further explained in Note 32, Equity Participation Plans.
     The total number of shares held by members of the Board of Directors, the Group Executive Board and parties closely linked to them was 3,150,217 at 31 December 2003 and 2,139,371 at 31 December 2002. The total number of shares held by these two groups plus the Group Managing Board was 4,068,918 at 31 December 2001. No member of the Board of Directors or Group Executive Board is the beneficial owner of more than 1% of the Group’s shares at 31 December 2003.

b) Loans and advances to Board of Directors and senior executives
The outstanding balance of loans to the members of the Board of Directors, the Group Executive Board and close family members amounted to CHF 25.2 million at 31 December 2003 and CHF 28 million at 31 December 2002. In the past, executive members of the Board and GEB

Financial Statements
Notes to the Financial Statements

Note 33 Related Parties (continued)

members were granted loans, fixed advances and mortgages at the same terms and conditions that are available to other employees, based on terms and conditions granted to third parties adjusted for reduced credit risk. New loans and mortgages are now granted at general market conditions with no preferential rates, following the US Sarbanes-Oxley Act of 2002. Non-executive Board members are granted loans and mortgages at general market conditions.

c) Loans, advances to and transactions with significant associated companies

CHF million	31.12.03	31.12.02

Balance at the beginning of the year	40	65
Additions	48	10
Reductions	(25)	(35)

Balance at the end of the year	63	40

All loans and advances to associated companies are transacted at arm’s length. At 31 December 2003 and 2002, there were trading exposures and guarantees to significant associated companies of CHF 35 million and CHF 136 million, respectively. In addition, the Group routinely receives services from associated companies at arm’s length terms. For the years ended 31 December 2003, 31 December 2002 and 31 December 2001, the amount paid to significant associates for these services was CHF 106 million, CHF 60 million and CHF 98 million, respectively.

     During 2003, UBS sold its VISA acquiring business to Telekurs Holding AG, an associated company. UBS realized a CHF 90 million gain from this divestment.
     Note 36 provides a list of significant associates.

d) Loans, advances to and transactions with private equity investees

CHF million	31.12.03	31.12.02

Balance at the beginning of the year	338	489
Additions	153	328
Reductions	(125)	(479)

Balance at the end of the year	366	338

At 31 December 2003 and 31 December 2002, there were trading exposures and guarantees or commitments to private equity companies of CHF 23 million and CHF 73 million, respectively. In addition the Group purchased services from private equity companies at arm’s length terms for the years ended 31 December 2003, 31 December 2002 and 31 December 2001 in the amount of CHF 14 million, CHF 116 million and CHF 196 million, respectively.

Note 33 Related Parties (continued)

e) Other related party transactions

During 2003 and 2002, UBS entered into the following transactions at arm’s length with companies whose Chairman and / or CEO is an external member of the Board of Directors of UBS or of which an external director is a controlling shareholder.

     In 2003 and 2002 these companies included Unisys (Switzerland), a wholly owned subsidiary of Unisys Corporation (USA), J Sainsbury plc. (UK), Serono Group and its various subsidiary companies and Bertarelli & Cie (Switzerland). In 2003, in addition to those mentioned previously, related parties included Sika AG (Switzerland), Kedge Capital Partners Ltd. (Jersey) and Team Alinghi SA (Switzerland).

CHF million	2003		2002

Goods sold and services provided by related parties to UBS	43		54
Services provided to related parties by UBS (fees received)	7		13
Loans granted to related parties by UBS	79	[1]	140

1 Includes guarantees, contingent liabilities and committed credit facilities of CHF 58.5 million, but excludes uncommitted working capital facilities of CHF 119.6 million.

As part of its sponsorship of Team Alinghi, UBS paid CHF 12 million to AC 2003 SA during 2002. AC 2003 SA, whose controlling shareholder is UBS board member Ernesto Bertarelli, is Team Alinghi’s management company.

Financial Statements
Notes to the Financial Statements

Note 34 Sales of Financial Assets in Securitizations

During the years ended 31 December 2003, 2002 and 2001, UBS securitized (i.e., transformed owned financial assets into securities through sales transactions) residential mortgage loans and securities, commercial mortgage loans and other financial assets, acting as lead or co-manager. UBS’s continuing involvement in these transactions was primarily limited to the temporary retention of various security interests.

     Proceeds received at the time of securitization were as follows:

	Proceeds Received
CHF billion	31.12.03	31.12.02	31.12.01

Residential mortgage securitizations	131	143	68
Commercial mortgage securitizations	4	4	4
Other financial asset securitizations	2	6	3

Related pre-tax gains (losses) recognized, including unrealized gains (losses) on retained interests, at the time of securitization were as follows:

	Pre-tax gains / (losses) recognized
CHF million	31.12.03	31.12.02	31.12.01

Residential mortgage securitizations	338	524	113
Commercial mortgage securitizations	214	206	130
Other financial asset securitizations	2	(5)	21

At 31 December 2003 and 2002, UBS retained CHF 3.8 billion and CHF 5.2 billion, respectively in agency residential mortgage securities, backed by the Government National Mortgage Association (GNMA), the Federal National Mortgage Association (FNMA) and the Federal Home Loan Mortgage Corporation (FHLMC). The fair value of retained interests in residential mortgage securities is generally determined using observable market prices. Retained interests in other residential mortgage, commercial mortgage and other securities were not material at 31 December 2003 and 2002.

Note 35 Post-Balance Sheet Events

There have been no material post-balance sheet events which would require disclosure or adjustment to the 31 December 2003 Financial Statements.

     Bond issues have increased by CHF 697 million from the balance sheet date to 4 February 2004.
     On 4 February 2004, the Board of Directors reviewed the Financial Statements and authorized them for issue. These Financial Statements will be submitted to the Annual General Meeting of Shareholders to be held on 15 April 2004 for approval.

Note 36 Significant Subsidiaries and Associates

The legal entity group structure of UBS is designed to support the Group’s businesses within an efficient legal, tax, regulatory and funding framework. Neither the Business Groups of UBS (namely Wealth Management & Business Banking, Global Asset Management, Investment Bank and Wealth Management USA) nor Corporate Center are replicated in their own individual legal entities but rather they generally operate out of the parent bank, UBS AG, through its Swiss and foreign branches.

     The parent bank structure allows UBS to capitalize on the advantages offered by the use of one legal platform by all the Business Groups. It provides for the most cost-efficient and flexible structure and facilitates efficient allocation and use of capital, comprehensive risk management and straightforward funding processes.
     Where, usually due to local legal, tax or regulatory rules or due to additional legal entities joining the UBS Group via acquisition, it is either not possible or not efficient to operate out of the parent bank, then local subsidiary companies host the appropriate businesses. The significant operating subsidiary companies in the Group are listed below:

Footnotes
[1]	WM&BB: Wealth Management & Business Banking, Global AM: Global Asset Management, IB: Investment Bank, WM-US: Wealth Management USA, CC: Corporate Center.
[2]	Share Capital and Share Premium.

Significant subsidiaries

						Equity
				Share		interest
	Jurisdiction	Business		capital		accumu-
Company	of incorporation	Group [1]		in millions		lated in %

Aventic AG	Zurich, Switzerland	WM&BB	CHF	30.0		100.0
Banco UBS SA	Rio de Janeiro, Brazil	IB	BRL	52.9		100.0
BDL Banco di Lugano	Lugano, Switzerland	CC	CHF	50.0		100.0
BDL Banco di Lugano (Singapore) Ltd	Singapore, Singapore	CC	SGD	25.0		100.0
Brunswick UBS Ltd	George Town, Cayman Islands	IB	USD	25.0		50.0
Cantrade Private Bank
Switzerland (CI) Limited	St. Helier, Jersey	CC	GBP	0.7		100.0
Crédit Industriel SA	Zurich, Switzerland	WM&BB	CHF	10.0		100.0
Ehinger & Armand von Ernst AG	Zurich, Switzerland	CC	CHF	21.0		100.0
Factors AG	Zurich, Switzerland	WM&BB	CHF	5.0		100.0
Ferrier Lullin & Cie SA	Geneva, Switzerland	CC	CHF	30.0		100.0
GAM Holding AG	Zurich, Switzerland	CC	CHF	116.0		100.0
GAM Limited	Hamilton, Bermuda	CC	USD	2.0		100.0
Giubergia UBS SIM SpA	Milan, Italy	IB	EUR	15.1		50.0
Noriba Bank BSC	Manama, Bahrain	WM&BB	USD	10.0		100.0
PaineWebber Capital Inc	Delaware, USA	WM-US	USD	25.8	[2]	100.0
PT UBS Securities Indonesia	Jakarta, Indonesia	IB	IDR	25,000.0		93.4
SBC Wealth Management AG	Zug, Switzerland	CC	CHF	290.1		100.0
SBCI IB Limited	London, Great Britain	IB	GBP	100.0		100.0
SG Warburg & Co International BV	Amsterdam, the Netherlands	IB	GBP	40.5		100.0
Thesaurus Continentale
Effekten-Gesellschaft in Zürich	Zurich, Switzerland	WM&BB	CHF	30.0		100.0
UBS (Bahamas) Ltd	Nassau, Bahamas	WM&BB	USD	4.0		100.0
UBS (France) SA	Paris, France	WM&BB	EUR	10.7		100.0
UBS (Italia) SpA	Milan, Italy	WM&BB	EUR	42.0		100.0
UBS (Luxembourg) SA	Luxembourg, Luxembourg	WM&BB	CHF	150.0		100.0
UBS (Monaco) SA	Monte Carlo, Monaco	WM&BB	EUR	9.2		100.0
UBS (Trust and Banking) Limited	Tokyo, Japan	Global AM	JPY	10,900.0		100.0
UBS Advisory and
Capital Markets Australia Ltd	Sydney, Australia	IB	AUD	580.8	[2]	100.0
UBS Americas Inc	Delaware, USA	IB	USD	4,490.8	[2]	100.0
UBS Asesores SA	Panama, Panama	WM&BB	USD	–		100.0
UBS Australia Limited	Sydney, Australia	IB	AUD	50.0		100.0
UBS Bank (Canada)	Toronto, Canada	WM&BB	CAD	8.5		100.0
UBS Bank USA	Utah, USA	WM-US	USD	1,700.0	[2]	100.0
UBS Belgium SA / NV	Brussels, Belgium	WM&BB	EUR	14.5		100.0
UBS Beteiligungs-GmbH & Co KG	Frankfurt am Main, Germany	IB	EUR	398.8		100.0

Financial Statements
Notes to the Financial Statements

Note 36 Significant Subsidiaries and Associates (continued)

Significant subsidiaries (continued)

Footnotes
[1]	WM&BB: Wealth Management & Business Banking, Global AM: Global Asset Management, IB: Investment Bank, WM-US: Wealth Management USA, CC: Corporate Center.
[2]	Share Capital and Share Premium.

						Equity
				Share		interest
	Jurisdiction	Business		capital		accumu-
Company	of incorporation	Group [1]		in millions		lated in %

UBS Capital (Jersey) Ltd	St. Helier, Jersey	IB	GBP	226.0		100.0
UBS Capital AG	Zurich, Switzerland	IB	CHF	5.0		100.0
UBS Capital Americas Investments II LLC	Delaware, USA	IB	USD	130.0	[2]	100.0
UBS Capital Americas Investments III Ltd	George Town, Cayman Islands	IB	USD	61.1	[2]	100.0
UBS Capital Asia Pacific Limited	George Town, Cayman Islands	IB	USD	5.0		100.0
UBS Capital BV	Amsterdam, the Netherlands	IB	EUR	118.8	[2]	100.0
UBS Capital II LLC	Delaware, USA	IB	USD	2.6	[2]	100.0
UBS Capital Latin America LDC	George Town, Cayman Islands	IB	USD	113.0	[2]	100.0
UBS Capital LLC	Delaware, USA	IB	USD	378.5	[2]	100.0
UBS Capital SpA	Milan, Italy	IB	EUR	25.8		100.0
UBS Card Center AG	Glattbrugg, Switzerland	WM&BB	CHF	40.0		100.0
UBS Corporate Finance Italia SpA	Milan, Italy	IB	EUR	1.9		100.0
UBS Corporate Finance
South Africa (Proprietary) Limited	Sandton, South Africa	IB	ZAR	–		100.0
UBS Derivatives Hong Kong Limited	Hong Kong, China	IB	HKD	20.0		100.0
UBS Employee Benefits Trust Limited	St. Helier, Jersey	CC	CHF	–		100.0
UBS Equity Research Malaysia Sdn Bhd	Kuala Lumpur, Malaysia	IB	MYR	0.5		70.0
UBS España SA	Madrid, Spain	WM&BB	EUR	115.3		100.0
UBS Fiduciaria SpA	Milan, Italy	WM&BB	EUR	0.2		100.0
UBS Fiduciary Trust Company	New Jersey, USA	WM-US	USD	4.4	[2]	99.6
UBS Finance (Cayman Islands) Ltd	George Town, Cayman Islands	CC	USD	0.5		100.0
UBS Finance (Curação) NV	Willemstad, Netherlands Antilles	CC	USD	0.1		100.0
UBS Finance (Delaware) LLC	Delaware, USA	IB	USD	37.3	[2]	100.0
UBS Financial Services Inc.	Delaware, USA	WM-US	USD	1,672.3	[2]	100.0
UBS Financial Services
Incorporated of Puerto Rico	Hato Rey, Puerto Rico	WM-US	USD	31.0	[2]	100.0
UBS Finanzholding AG	Zurich, Switzerland	CC	CHF	10.0		100.0
UBS Fund Advisor LLC	Delaware, USA	WM-US	USD	–		100.0
UBS Fund Holding (Luxembourg) SA	Luxembourg, Luxembourg	Global AM	CHF	42.0		100.0
UBS Fund Holding (Switzerland) AG	Basel, Switzerland	Global AM	CHF	18.0		100.0
UBS Fund Management (Switzerland) AG	Basel, Switzerland	Global AM	CHF	1.0		100.0
UBS Fund Services (Cayman) Ltd	George Town, Cayman Islands	Global AM	USD	5.6		100.0
UBS Fund Services (Luxembourg) SA	Luxembourg, Luxembourg	Global AM	CHF	2.5		100.0
UBS Global Asset Management
(Americas) Inc	Delaware, USA	Global AM	USD	–		100.0
UBS Global Asset Management
(Australia) Ltd	Sydney, Australia	Global AM	AUD	8.0		100.0
UBS Global Asset Management
(Canada) Co	Halifax, Canada	Global AM	CAD	117.0		100.0
UBS Global Asset Management
(France) SA	Paris, France	WM&BB	EUR	2.1		100.0
UBS Global Asset Management
(Hong Kong) Limited	Hong Kong, China	Global AM	HKD	25.0		100.0
UBS Global Asset Management
(Italia) SIM SpA	Milan, Italy	Global AM	EUR	2.0		100.0
UBS Global Asset Management
(Japan) Ltd	Tokyo, Japan	Global AM	JPY	2,200.0		100.0
UBS Global Asset Management
(Singapore) Ltd	Singapore, Singapore	Global AM	SGD	4.0		100.0
UBS Global Asset Management
(Taiwan) Ltd	Taipei, Taiwan	Global AM	TWD	340.0		84.1
UBS Global Asset Management (US) Inc	Delaware, USA	Global AM	USD	35.2	[2]	100.0
UBS Global Asset Management Holding Ltd	London, Great Britain	Global AM	GBP	8.0		100.0

Note 36 Significant Subsidiaries and Associates (continued)

Significant subsidiaries continued)

Footnotes
[1]	WM&BB: Wealth Management & Business Banking, Global AM: Global Asset Management, IB: Investment Bank, WM-US: Wealth Management USA, CC: Corporate Center.
[2]	Share Capital and Share Premium.

						Equity
				Share		interest
	Jurisdiction	Business		capital		accumu-
Company	of incorporation	Group [1]		in millions		lated in %

UBS Global Trust Corporation	St. John, Canada	WM&BB	CAD	0.1		100.0
UBS International Holdings BV	Amsterdam, the Netherlands	CC	EUR	6.8		100.0
UBS International Inc	New York, USA	WM&BB	USD	34.3	[2]	100.0
UBS International Life Limited	Dublin, Ireland	WM&BB	EUR	1.0		100.0
UBS Invest Kapitalanlagegesellschaft mbH	Frankfurt am Main, Germany	Global AM	EUR	7.7		100.0
UBS Investment Bank AG	Frankfurt am Main, Germany	IB	EUR	155.7		100.0
UBS Investment Bank Nederland BV	Amsterdam, the Netherlands	IB	EUR	10.9		100.0
UBS Leasing AG	Brugg, Switzerland	WM&BB	CHF	10.0		100.0
UBS Life AG	Zurich, Switzerland	WM&BB	CHF	25.0		100.0
UBS Limited	London, Great Britain	IB	GBP	21.2		100.0
UBS Loan Finance LLC	Delaware, USA	IB	USD	16.7		100.0
UBS Mortgage Holdings LLC	Delaware, USA	WM-US	USD	–		100.0
UBS New Zealand Limited	Auckland, New Zealand	IB	NZD	7.5		100.0
UBS O’Connor LLC	Delaware, USA	Global AM	USD	1.0		100.0
UBS PaineWebber Life Insurance Company	California, USA	WM-US	USD	39.3	[2]	100.0
UBS Portfolio LLC	New York, USA	IB	USD	0.1		100.0
UBS Preferred Funding Company LLC I	Delaware, USA	IB	USD	–		100.0
UBS Preferred Funding Company LLC II	Delaware, USA	IB	USD	–		100.0
UBS Preferred Funding Company LLC III	Delaware, USA	IB	USD	–		100.0
UBS Preferred Funding Company LLC IV	Delaware, USA	IB	USD	–		100.0
UBS Principal Finance LLC	Delaware, USA	IB	USD	0.1		100.0
UBS Private Clients Australia Ltd	Melbourne, Australia	IB	AUD	53.9		100.0
UBS Real Estate Investments Inc	Delaware, USA	IB	USD	0.3		100.0
UBS Real Estate Securities Inc	Delaware, USA	IB	USD	0.4		100.0
UBS Realty Investors LLC	Connecticut, USA	Global AM	USD	9.3		100.0
UBS Securities (Thailand) Ltd	Bangkok, Thailand	IB	THB	400.0		100.0
UBS Securities Asia Limited	Hong Kong, China	IB	HKD	20.0		100.0
UBS Securities Australia Ltd	Sydney, Australia	IB	AUD	209.8	[2]	100.0
UBS Securities Canada Inc	Toronto, Canada	IB	CAD	10.0		50.0
UBS Securities España
Sociedad de Valores SA	Madrid, Spain	IB	EUR	15.0		100.0
UBS Securities France SA	Paris, France	IB	EUR	22.9		100.0
UBS Securities Hong Kong Limited	Hong Kong, China	IB	HKD	30.0		100.0
UBS Securities India Private Limited	Mumbai, India	IB	INR	237.8		75.0
UBS Securities International Limited	London, Great Britain	IB	GBP	18.0		100.0
UBS Securities Japan Ltd	George Town, Cayman Islands	IB	JPY	50,000.0		100.0
UBS Securities Limited	London, Great Britain	IB	GBP	140.0		100.0
UBS Securities LLC	Delaware, USA	IB	USD	2,141.4	[2]	100.0
UBS Securities Philippines Inc	Makati City, Philippines	IB	PHP	150.0		100.0
UBS Securities Singapore Pte Ltd	Singapore, Singapore	IB	SGD	55.0		100.0
UBS Securities South Africa
(Proprietary) Limited	Sandton, South Africa	IB	ZAR	87.1	[2]	100.0
UBS Trust (Canada)	Toronto, Canada	WM&BB	CAD	12.5		100.0
UBS Trust Company National Association	New York, USA	WM-US	USD	5.0	[2]	100.0
UBS Trustees (Bahamas) Ltd	Nassau, Bahamas	WM&BB	USD	2.0		100.0
UBS Trustees (Cayman) Ltd	George Town, Cayman Islands	WM&BB	USD	2.0		100.0
UBS Trustees (Jersey) Ltd	St. Helier, Jersey	WM&BB	GBP	–		100.0
UBS Trustees (Singapore) Limited	Singapore, Singapore	WM&BB	SGD	3.3		100.0
UBS UK Holding Limited	London, Great Britain	IB	GBP	5.0		100.0
UBS Wealth Management AG	Hamburg, Germany	WM&BB	EUR	51.0		100.0

Financial Statements
Notes to the Financial Statements

Note 36 Significant Subsidiaries and Associates (continued)

Consolidated companies: changes in 2003

Significant new companies

Giubergia UBS SIM SpA – Milan, Italy
SBC Wealth Management AG – Zug, Switzerland UBS Bank USA – Utah, USA
UBS International Life Limited – Dublin, Ireland
UBS Preferred Funding Company LLC IV – Delaware, USA

Deconsolidated companies

Significant deconsolidated companies	Reason for deconsolidation

Bank Ehinger & Cie AG – Basel, Switzerland	Merged
Cantrade Privatbank AG – Zurich, Switzerland	Merged
UBS (USA) Inc – Delaware, USA	Merged

Significant associates

		Equity interest	Share capital
Company	Industry	in %	in millions

Motor Columbus AG – Baden, Switzerland	Electricity	36	CHF	253
SIS Swiss Financial Services Group AG – Zurich, Switzerland	Financial	33	CHF	26
Telekurs Holding AG – Zurich, Switzerland	Financial	33	CHF	45
O’Connor Global Convertible Portfolio –	Private Investment
Luxembourg, Luxembourg	Company	60	USD	33	[1]
UBS Currrency Portfolio Ltd –	Private Investment
George Town, Cayman Islands	Company	20	USD	1,750	[1]
UBS Global Equity Arbitrage Ltd –	Private Investment
George Town, Cayman Islands	Company	52	USD	823	[1]
UBS Neutral Alpha Strategies Ltd –	Private Investment
George Town, Cayman Islands	Company	12	USD	695	[1]
Volbroker.com Limited – London, Great Britain	Financial	21	GBP	18

1 For Hedge Funds Net Asset Value instead of share capital.

None of the above investments carry voting rights that are significantly different from the proportion of shares held.

Note 37 Invested Assets and Net New Money

Invested assets include all client assets managed by or deposited with UBS for investment purposes only. They therefore exclude all assets held for purely transactional purposes. Assets included are, for example, managed fund assets, managed institutional assets, discretionary and advisory wealth management portfolios, fiduciary deposits, time deposits, savings accounts and wealth management securities or brokerage accounts. Custody-only assets and transactional cash or current accounts as well as non-bankable assets (e.g. art collections) and deposits from third-party banks for funding or trading purposes are excluded.

     Discretionary assets are defined as those where the bank decides on how a client’s assets are invested. Other invested assets are those where the client decides on how the assets are invested.
     When a single product is created in one Business Group and sold in another, it is counted in both the Business Group that does the investment management and the one that distributes it. This results in double counting within UBS total invested assets, as both Business Groups are providing a service independently to their respective clients, and both add value and generate revenue.

     Net new money is the net amount of invested assets that are acquired by the bank from new clients, invested assets that are lost when clients terminate their relationship with UBS and the inflows and outflows of invested assets from existing UBS clients. Interest and dividend income from invested assets is not included in the net new money result. Market and currency movements are also excluded, as are the effects resulting from any acquisition or divestment of a UBS subsidiary or business. Interest expense on loans result in net new money outflows.

CHF billion	31.12.03	31.12.02

Fund assets managed by UBS	339	322
Discretionary assets	511	446
Other invested assets	1,359	1,269

Total invested assets	2,209	2,037

thereof double count	287	295

Net new money	61.6	36.9

Note 38 Currency Translation Rates

The following table shows the principal rates used to translate the financial statements of foreign entities into Swiss francs:

	Spot rate		Average rate
	As at		Year ended
	31.12.03	31.12.02	31.12.03	31.12.02	31.12.01

1 USD	1.24	1.38	1.34	1.54	1.69
1 EUR	1.56	1.45	1.54	1.46	1.50
1 GBP	2.22	2.23	2.20	2.33	2.44
100 JPY	1.15	1.17	1.16	1.24	1.40

Financial Statements
Notes to the Financial Statements

Note 39 Swiss Banking Law Requirements

The consolidated financial statements of UBS are prepared in accordance with International Financial Reporting Standards. Set out below are the significant differences regarding recognition and measurement between IFRS and the provisions of the Banking Ordinance and the Guidelines of the Swiss Banking Commission governing financial statement reporting pursuant to Article 23 through Article 27 of the Banking Ordinance.

1. Financial investments

Under IFRS, available-for-sale financial investments are carried at fair value. Changes in fair value are recorded directly in Shareholders’ equity until an investment is sold, collected or otherwise disposed of, or until an investment is determined to be impaired. At the time an available-for-sale investment is determined to be impaired, the cumulative unrealized loss previously recognized in Shareholders’ equity is included in net profit or loss for the period. On disposal of a financial investment, the difference between the net disposal proceeds and the carrying amount plus any attributable unrealized gain or loss balance recognized in Shareholders’ equity, is included in net profit or loss for the period.

     Under Swiss law, financial investments are carried at the lower of cost or market value. Reductions to market value below cost and reversals of such reductions as well as gains and losses on disposal are included in Other income.

2. Cash flow hedges

The Group uses derivative instruments to hedge against the exposure from varying cash flows receivable and payable. Under IFRS, when hedge accounting is applied for these instruments, the unrealized gain or loss on the effective portion of the derivatives is recorded in Shareholders’ equity until the hedged cash flows occur, at which time the accumulated gain or loss is realized and released to income.
     Under Swiss law, the unrealized gains or losses on the effective portion of the derivative instruments used to hedge cash flow exposures are deferred on the balance sheet as assets or liabilities. The deferred amounts are released to income when the hedged cash flows occur.

Note 40 Reconciliation of International Financial Reporting Standards (IFRS) to United States Generally Accepted Accounting Principles (US GAAP)

Note 40.1 Valuation and income recognition differences between IFRS and US GAAP

The consolidated financial statements of UBS have been prepared in accordance with IFRS. The principles of IFRS differ in certain respects from United States Generally Accepted Accounting Principles (“US GAAP”). The following is a summary of the relevant significant accounting and valuation differences between IFRS and US GAAP.

a. Purchase accounting (merger of Union Bank of Switzerland and Swiss Bank Corporation)

Under IFRS, the 1998 merger of Union Bank of Switzerland and Swiss Bank Corporation was accounted for under the uniting of interests method. The balance sheets and income statements of the banks were combined, and no adjustments were made to the carrying values of the assets and liabilities. Under US GAAP, the business combination creating UBS AG is accounted for under the purchase method with Union Bank of Switzerland being considered the acquirer. Under the purchase method, the cost of acquisition is measured at fair value and the acquirer’s interests in identifiable tangible assets and liabilities of the acquiree are restated to fair values at the date of acquisition. Any excess consideration paid over the fair value of net tangible assets acquired is allocated, first to identifiable intangible assets based on their fair values, if determinable, with the remainder allocated to goodwill.

Goodwill and intangible assets

For US GAAP purposes, the excess of the consideration paid for Swiss Bank Corporation over the fair value of the net tangible assets received has been recorded as goodwill and was amortized on a straight-line basis using a weighted-average life of 13 years from 29 June 1998 to 31 December 2001.
     Under US GAAP until 31 December 2001, goodwill acquired before 30 June 2001 was capitalized and amortized over its estimated useful life with adjustments for any impairment.

     On 1 January 2002, UBS adopted SFAS 141, “Business Combinations” and SFAS 142, “Goodwill and Other Intangible Assets”. SFAS 141 requires reclassification of intangible assets to goodwill which no longer meet the recognition criteria under the new standard. SFAS 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized but be tested annually for impairment. Identifiable intangible assets with finite lives will continue to be amortized. Upon adoption, the amortization charges related to the 1998 business combination of Union Bank of Switzerland and Swiss Bank Corporation ceased to be recorded under US GAAP.

     In 2003 and 2002, goodwill recorded under US GAAP was reduced by CHF 39 million and CHF 43 million respectively, due to recognition of deferred tax assets of Swiss Bank Corporation which had previously been subject to valuation reserves.

Other purchase accounting adjustments

The restatement of Swiss Bank Corporation’s net assets to fair value in 1998 resulted in decreasing net tangible assets by CHF 1,077 million for US GAAP. This amount is being amortized over periods ranging from two years to 20 years.

b. Reversal of IFRS goodwill amortization

The adoption of SFAS 142 “Goodwill and Intangible Assets” resulted in two new reconciling items: 1) Intangible assets on the IFRS balance sheet with a book value of CHF 1.8 billion at 31 December 2001 were reclassified to goodwill for US GAAP; 2) The amortization of IFRS goodwill and the intangible assets reclassified to goodwill for US GAAP (CHF 831 million and CHF 1,017 million for the years ended 31 December 2003 and 31 December 2002, respectively) was reversed for US GAAP.

     Had UBS been required to adopt SFAS 142 for its US GAAP Financial Statements in 2001, reported Net profit and Earnings per share would have been as follows:

Financial Statements
Notes to the Financial Statements

CHF million, except for per share data
For the year ended	31.12.03	31.12.02	31.12.01

Reported Net profit under US GAAP	6,513	5,546	3,234
Add back: SBC purchase accounting goodwill	0	0	1,657
Add back: Amortization of intangibles reclassified to goodwill for US GAAP and / or IFRS goodwill	0	0	886

Adjusted net profit under US GAAP	6,513	5,546	5,777

Reported basic earnings per share under US GAAP	5.83	4.59	2.58
Add back: SBC purchase accounting goodwill	0.00	0.00	1.32
Add back: Amortization of intangibles reclassified to goodwill for US GAAP and / or IFRS goodwill	0.00	0.00	0.71

Adjusted basic earnings per share under US GAAP	5.83	4.59	4.61

Reported diluted earnings per share under US GAAP	5.72	4.51	2.46
Add back: SBC purchase accounting goodwill	0.00	0.00	1.30
Add back: Amortization of intangibles reclassified to goodwill for US GAAP and / or IFRS goodwill	0.00	0.00	0.70

Adjusted diluted earnings per share under US GAAP	5.72	4.51	4.46

The table below shows the estimated, aggregated amortization expenses for other intangible assets, which are still subject to an annual amortization, on a US GAAP basis:

CHF million

Estimated, aggregated amortization expense for:
2004	93
2005	90
2006	77
2007	70
2008	69
2009 and thereafter	775

Total	1,174

c. Restructuring provision

Under IFRS, restructuring provisions are recognized when a legal or constructive obligation has been incurred. In 1997, a CHF 7,000 million restructuring provision was recognized to cover personnel, IT, premises and other costs associated with combining and restructuring the merged banks. A further CHF 300 million provision was recognized in 1999, reflecting the impact of increased precision in the estimation of certain leased and owned property costs.

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

     During 2001, CHF 112 million restructuring costs were expensed as incurred under US GAAP. These costs were already part of the restructuring provision under IFRS, but were not eligible for recognition under US GAAP until 2001. The restructuring plan was completed and the remaining balance of the US GAAP restructuring provision was used substantially in accordance with previously disclosed plans. At 31 December 2001, the restructuring provision for both IFRS and US GAAP has been fully utilized.

d. Derivative instruments

Derivative instruments held or issued for hedging activities

On 1 January 2001, UBS adopted IAS 39 for its IFRS Financial Statements and SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” for its US GAAP Financial Statements. These standards introduced new rules for the accounting and reporting of derivative instruments, including certain derivative instruments embedded in other contracts, and of hedging activities. The adoption of SFAS 133 did not result in any transition items for UBS on 1 January 2001 as it previously did not apply hedge accounting under US GAAP for derivative instruments.
     With the adoption of IAS 39 on 1 January 2001, an opening adjustment was made in 2001 to reduce Retained earnings by CHF 61 million, consisting of CHF 19 million reflecting the impact of the new hedge accounting rules and CHF 42 million reflecting the impact of remeasuring assets to either amortized cost or fair value as required under the standard. For US GAAP purposes, the first adjustment was not required (because all derivatives were already recorded in the Income statement prior to 1 January 2001) and was reversed, and the second adjustment was recorded in the Income statement.
     Under IAS 39, UBS is permitted to hedge interest rate risk based on forecast cash inflows and outflows on a group basis. For this purpose, UBS accumulates information about financial assets and financial liabilities, which is then used to estimate and aggregate cash flows and to schedule the future periods in which these cash flows are expected to occur. Appropriate derivative instruments are then used to hedge the estimated future cash flows. SFAS 133 does not permit hedge accounting for hedges of future cash flows determined by this methodology. Accordingly, for US GAAP such items continue to be carried at fair value with changes in fair value recognized in Net trading income.
     Since 1 January 2001, UBS’s derivative hedging relationships have been treated the same under both IFRS and US GAAP, except for hedges of interest rate risk of forecast cash flows on a group basis as mentioned in the previous paragraph.

     In addition, amounts deferred under previous hedging relationships that now do not qualify as hedges under IAS 39 are being amortized against IFRS net profit over the remaining life of the hedging relationship. Such amounts have been reversed for US GAAP as they have never been treated as hedges.

Derivative instruments indexed to UBS shares

US GAAP, like IFRS, generally requires that derivatives instruments indexed to a company’s own shares be recorded as an equity instrument in Shareholders’ equity if gross physical settlement is required in its own shares or if the company has the choice to settle the instrument by delivery or receipt of its own shares. If, however, the instrument requires cash settlement or if the counterparty may choose cash settlement, then the instrument must be classified as a derivative, with changes in fair value recorded in income.
     Derivative classification is also required under US GAAP if a company may not have sufficient issuable shares available to settle a contract in its own shares. This is determined by the maximum number of shares a company could be forced to issue to settle a contract. Under IFRS, however, such contracts are recorded as equity instruments in Shareholders’ equity.
     In 2003 and 2001, UBS had no instruments indexed to its own shares for which the accounting treatment under US GAAP differed from IFRS, so there was no reconciling item for these derivative instruments. In 2002, however, UBS issued net-share settled put options as part of its share repurchases in 2002. Such contracts are recorded under IFRS as equity instruments in Shareholders’ equity and under US GAAP as derivatives with changes in fair value reflected in Net income. Such contracts increased US GAAP Net income by CHF 12 million in 2002.
     Trading income of CHF 22 million under both IFRS and US GAAP in 2003, CHF 125 million under IFRS (CHF 137 million under US GAAP) in 2002 and CHF 261 million under both IFRS and US GAAP in 2001 was recorded in the financial statements from trading in potentially cash settled derivative instruments indexed to UBS shares.

Financial Statements
Notes to the Financial Statements

Bifurcation of embedded issuer calls out of structured debt instruments

UBS issues certain structured debt instruments that contain an embedded issuer call option. If the embedded derivatives contained in the structured debt are not clearly and closely related to the host debt instrument, IFRS requires that a combined derivative is separated, including the issuer call, and accounted for as a stand-alone derivative contract. Under US GAAP, however, certain issuer calls must remain with the host contract and are therefore not separated. This results in different values of the bifurcated derivatives and the related host contracts. Because the host contract under US GAAP includes the issuer call option, and therefore, its fair value changes differently from the host contract under IFRS, hedge effectiveness criteria under US GAAP can generally not be met for those contracts that are hedged under IFRS. The impact of not separating these issuer call features including the disallowance of the hedge accounting was to increase US GAAP Net income by CHF 14 million before tax at 31 December 2003 and to reduce US GAAP Net income by CHF 55 million before tax at 31 December 2002.

e. Financial investments and private equity

Financial investments available for sale

With the adoption of IAS 39 on 1 January 2001, the accounting for financial investments available for sale generally became the same under IFRS and US GAAP. Three exceptions exist, however: 1) Non-marketable equity financial investments (excluding private equity investments discussed below), which are classified as available for sale and carried at fair value under IFRS, continue to be carried at cost less “other than temporary” impairments under US GAAP. The opening adjustment and subsequent changes in fair value recorded directly in Shareholders’ equity on non-marketable equity financial instruments due to the implementation of IAS 39 have been reversed under US GAAP to reflect the difference between the two standards in measuring such investments. 2) Writedowns on impaired assets can be fully or partially reversed under IFRS if the value of the impaired assets increases. Such reversals of impairment writedowns are not allowed under US GAAP. Reversals under IFRS were not significant in 2003, 2002 or 2001. 3) Private equity investments, as described below.

Private equity investments

Since the adoption of IAS 39 on 1 January 2001, UBS has accounted for private equity investments as available-for-sale securities in its primary Financial Statements under IFRS, with changes in fair value recognized in Shareholders’ equity. Under US GAAP, these investments continued to be accounted for at cost less “other than temporary” impairments.
     On 1 January 2002, UBS adopted the provisions of SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” for its US GAAP Financial Statements. The statement primarily addresses financial accounting and reporting for the impairment or disposal of long-lived assets. In addition, SFAS 144 eliminated the exception to consolidation for subsidiaries for which control is likely to be temporary, as previously contained in Accounting Research Bulletin 51 “Consolidated Financial Statements” as amended by SFAS 94 “Consolidation of All Majority-Owned Subsidiaries”. Therefore, on adopting SFAS 144, UBS changed its US GAAP accounting for certain private equity investments by accounting for those investments held within separate investment subsidiaries in accordance with the “AICPA Audit and Accounting Guide, Audits of Investment Companies”. The effect of this change for US GAAP reporting purposes is that certain private equity investments are now recorded at fair value, with changes in fair value recognized in US GAAP net profit. The remaining private equity investments continue to be accounted for at cost less “other than temporary” impairment.
     For the IFRS to US GAAP reconciliation, fair value adjustments on certain private equity investments recorded directly in Shareholders’ equity under IFRS had to be shown in the Income statement for US GAAP purposes. At 1 January 2002, the date of adoption of SFAS 144, the cumulative effect of this change in accounting on US GAAP net profit was an increase of CHF 639 million, after tax. For the years ended 31 December 2003 and 31 December 2002, the effect of applying the new standard on the reconciliation of IFRS net profit to US GAAP was to decrease US GAAP net profit by an additional CHF 19 million, after tax and to increase US GAAP net profit by CHF 83 million, after tax, respectively.
     The pro-forma Net profit assuming that the change in accounting principle were applied retroactively would be as follows:

CHF million, except for per share data	pro-forma	pro-forma	pro-forma
For the year ended	31.12.03	31.12.02	31.12.01

Net profit under US GAAP	6,513	4,907	2,763
Basic earnings per share	5.83	4.06	2.21
Diluted earnings per share	5.72	3.99	2.09

See Note 2 for information regarding impairment charges recorded for private equity investments.

f. Pension plans

Under IFRS, UBS recognizes pension expense based on a specific method of actuarial valuation used to determine the projected plan liabilities for accrued service, including future expected salary increases, and expected return on plan assets. Plan assets are recorded at fair value and are held in a separate trust to satisfy plan liabilities. Under IFRS the recognition of a prepaid asset is subject to certain limitations, and any unrecognized prepaid asset is recorded as pension expense. US GAAP does not allow a limitation on the recognition of prepaid assets recorded in the Balance sheet.

     Under US GAAP, pension expense is based on the same actuarial method of valuation of liabilities and assets as under IFRS. Differences in the amounts of expense and liabilities (or prepaid assets) exist due to different transition date rules, stricter provisions for recognition of a prepaid asset, and the treatment of the 1998 merger of Union Bank of Switzerland and Swiss Bank Corporation.
     In addition, under US GAAP, if the fair value of plan assets falls below the accumulated benefit obligation (which is the current value of accrued benefits without allowance for future salary increases), an additional minimum liability must be shown in the balance sheet. If an additional minimum liability is recognized, an equal amount will be recognized as an intangible asset up to the amount of any unrecognized past service cost. Any amount not recognized as an intangible asset is reported in Other comprehensive income. The additional minimum liability required under US GAAP amounts to CHF 306 million, CHF 1,225 million and CHF 306 million as at 31 December 2003, 2002 and 2001, respectively. The amount recognized in intangible assets was CHF 0 million, CHF 2 million and CHF 3 million and the amount recognized in Other comprehensive income before tax was CHF 306 million, CHF 1,223 million and CHF

303 million as at 31 December 2003, 2002 and 2001, respectively.

g. Other post-retirement benefit plans

Under IFRS, UBS has recorded expenses and liabilities for post-retirement, medical and life insurance benefits, determined under a methodology similar to that described above under pension plans.

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

     US GAAP permits the recognition of compensation cost on the grant date for the estimated fair value of equity instruments issued (SFAS 123) or based on the intrinsic value of equity instruments issued (Accounting Principles Board “APB” No. 25), with the disclosure of the pro-forma effects of equity participation plans on net profit and earnings per share, as if the fair value had been recorded on the grant date. Under IFRS, UBS recognizes only intrinsic values at the grant date with subsequent changes in value not recognized. Under US GAAP, UBS applies the APB No. 25 intrinsic value method, which requires adjustments to intrinsic values subsequent to the grant date in certain circumstances.
     The shares and other diversified instruments of UBS’s equity participation plans are held in trusts on behalf of the participants. Certain of these trusts are recorded on UBS’s balance sheet for US GAAP presentation, the effect of which is

Financial Statements
Notes to the Financial Statements

to increase assets by CHF 460 million and CHF 396 million, liabilities by CHF 483 million and CHF 429 million, and decrease Shareholders’ equity by CHF 23 million and CHF 33 million (for UBS AG shares held by the trusts which are treated as treasury shares) at 31 December 2003 and 2002 respectively.

     For US GAAP, certain of UBS’s option awards have been determined to be variable pursuant to APB No. 25, primarily because they may be settled in cash or because UBS has offered to hedge the value of the award. The effect of applying variable accounting to the option awards in the US GAAP reconciliation for the years ended 31 December 2003, 2002 and 2001, is a CHF 28 million increase in compensation expense, CHF 51 million decrease in compensation expense and CHF 30 million decrease in compensation expense, respectively. In addition, certain of UBS’s share plans have been deemed variable under APB No. 25 or required a new expense measurement date due to diversification or cash settlement of awards. Additional expense was also recorded related to social tax payments on equity instruments recorded directly in Shareholders’ equity for IFRS. For US GAAP, the net effect of these transactions is an increase to compensation expense of CHF 118 million, a decrease to compensation expense of CHF 12 million, and an increase to compensation expense of CHF 41 million for the years ended 31 December 2003, 2002 and 2001, respectively.

i. Software capitalization

Under IFRS, effective 1 January 2000, certain costs associated with the acquisitions or development of internal-use software had to be capitalized. Once the software was ready for its intended use, the costs capitalized were amortized to the Income statement over the estimated life of the software. Under US GAAP, the same principle applied, however this standard was effective 1 January 1999. For US GAAP, the costs associated with the acquisition or development of internal-use software that met the US GAAP software capitalization criteria in 1999 were reversed from Operating expenses and amortized over a life of two years from the time that the software was ready for its intended use. From 1 January 2000, the only remaining recon-

ciliation item was the amortization of software capitalized in 1999 for US GAAP purposes. At 31 December 2002, this amount was fully utilized and there is no longer a difference between IFRS and US GAAP.

j. Consolidation of Variable Interest Entities (VIEs)

US GAAP, like IFRS, generally requires consolidation of entities on the basis of controlling a majority of voting rights. In certain situations, control over the majority of voting rights is not a reliable indicator of the need to consolidate, such as when there are no voting rights, or when voting rights and exposure to risks and rewards are largely disproportionate. However, there are differences in the approach of IFRS and US GAAP to those situations.

     Under IFRS, the assessment of control over an entity is based on controlling a majority of voting rights, or, if control is exercised through other means, consideration is given to the substance of the relationship. Indicators of these situations include: predetermination of the entity’s activities; the entity’s activities being conducted on behalf of the enterprise; decision-making powers being held by the enterprise; the right to obtain the majority of the benefits or be exposed to the risks inherent in the activities of the entity; or retaining the majority of the residual or ownership risks related to the entity’s assets in order to obtain benefits from its activities.
     US GAAP consolidation considerations are subject to FASB interpretation FIN 46, “Consolidation of Variable Interest Entities”, an interpretation of Accounting Research Bulletin No. 51, which was issued on 17 January 2003. A revised version of FIN 46 was issued in December 2003.
     FIN 46 requires that control over an entity be assessed first based on voting interests. If voting interests do not exist or differ significantly from economic interests, then an entity is considered to be a “Variable Interest Entity” (“VIE”). Specifically, VIEs are entities in which the equity investors:
–	do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties
–	do not have the characteristics of a controlling financial interest

–
have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with disproportionately small voting interest.

     FIN 46 requires an enterprise – the “primary beneficiary” – to consolidate a VIE if it has variable interests that will absorb a majority of the VIE’s “expected losses”, receive a majority of the VIE’s “expected residual returns”, or both. In addition, the primary beneficiary is required to make certain disclosures in relation to the VIE.
     FIN 46 requires an enterprise which is the holder of a “significant variable interest” to provide certain disclosures in relation to its involvement with the VIE. UBS considers its variable interests to be significant if it expects to receive more than 20% of a VIE’s expected losses, expected residual returns, or both.
     At 31 December 2003, FIN 46 applies to UBS’s US GAAP financial statements with respect to transitional disclosure requirements and the consolidation and disclosure of VIEs created after 31 January 2003, in which UBS is the primary beneficiary.
     In many cases the assessment of consolidation under IFRS and US GAAP is the same, however the application of FIN 46 for US GAAP purposes results in certain differences from IFRS. The result of consolidating certain entities at 31 December 2003 for US GAAP purposes, which are not otherwise consolidated in UBS’s primary consolidated Financial Statements under IFRS, has been a CHF 4.1 billion increase in the US GAAP Balance sheet.
     A discussion of FIN 46 measurement requirements, the disclosure and consolidation in the US GAAP Balance sheet of VIEs created after 31 January 2003 in which UBS is the primary beneficiary, and FIN 46 transitional disclosures, are set out in Note 41.1.

k. Recently issued US accounting standards

On 1 January 2003, UBS adopted SFAS 145, Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The adoption of this new accounting standard did not affect the Financial Statements for the year ended 31 December 2003.

     On 1 January 2003, UBS adopted FASB Interpretation No. (FIN) 45, Guarantor’s Accounting

and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that a liability be recognized at inception of certain guarantees equal to the fair value of the obligation assumed, which extends over the period of the guarantee. FIN 45 is applicable prospectively for certain guarantees issued or modified after 31 December 2002. The adoption of FIN 45 had no material impact on the results of operations and financial position of UBS.

     In April 2003, the FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. The new standard amends Statement 133 for decisions made as part of the Derivatives Implementation Group process that effectively required amendments to SFAS 133, but more importantly in relation to the definition of a derivative. SFAS 149 is effective prospectively for contracts entered into or modified after 30 June 2003, and for hedging relationships designated after 30 June 2003. The adoption of the new standard by UBS had no material effect on the 2003 Financial Statements prepared in accordance with US GAAP.
     In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The new standard is applicable to free-standing financial instruments which embody obligations for the issuer and changes their classification from equity to liabilities or assets in the following situations:
–	for a financial instrument linked to an entity’s own shares that embodies an obligation to repurchase the equity shares or settle the obligation by transferring assets.
–
for an obligation that the entity must or may settle by issuing a variable number of its equity shares whereby the counterparty receiving the equity shares has no or only little exposure to changes in the entity’s share price.

–	for an instrument whose fair value is inversely related to the change in fair value of the entity’s equity shares, for example a written put option that could be net share settled.
     SFAS 150 does not apply to financial instruments with embedded conversion features, conditional redemption features or other embedded features in financial instruments that are not derivatives in their entirety. UBS has adopted SFAS 150 as at 1 June 2003 for financial instru-

Financial Statements
Notes to the Financial Statements

ments entered into or modified after that date, and adopted the standard as at 1 July 2003 for financial instruments entered into on or before 31 May 2003.

     At 31 December, 2003, UBS had no financial instruments outstanding that were within the scope of SFAS 150, nor had it entered into transactions after 31 May 2003, that were settled on or before 31 December 2003, and would have been accounted for under the new standard. Therefore, the adoption of SFAS 150 had no impact on UBS’s 2003 Financial Statements prepared in accordance with US GAAP.
     In November 2003, the FASB’s Emerging Issues Task Force (EITF) issued EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The Task Force reached a consensus that the following disclosures are required for debt and marketable equity securities classified as available-for-sale or held-to-maturity under Statements 115 and 124 that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. For those investments with unrealized losses that have not been recognized as other-than-temporary impairments, the investor should disclose:
     a) Quantitative information, aggregated by each category of financial investment that the investor discloses in tabular form:
–	the aggregate amount of unrealized losses (that is, the amount by which cost or amortized cost exceeds fair value) and
–	the aggregate related fair value of investments with unrealized losses.
     The disclosures above should be segregated by those investments that have been in a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 months or longer.
     b) Additional information, in narrative form, that provides sufficient information to understand the quantitative disclosures and the information that the investor considered (both positive and negative) in reaching the conclusion that the impairments are not other-than-temporary. This disclosure could include:
–	the nature of the investment(s)
–	the cause(s) of the impairment(s)
–	the number of investment positions that are in an unrealized loss position
–	the severity and duration of the impairment(s)
–
other evidence considered by the investor in reaching its conclusion that the investment(s) is not other-than-temporarily impaired, including, for example, industry analyst reports, sector credit ratings, volatility of the security’s market price, and / or any other information that the investor considers relevant.

     EITF 03-1 is effective for financial years ending after 15 December 2003. UBS has included these additional disclosures in Note 12 Financial Investments.
     In December 2003, the FASB issued revised SFAS 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits. Except for some of the new disclosures, this revised standard is effective for financial years ending after 15 December 2003. Additional disclosures required under the revised standard include information about major categories of assets held by benefit plans, a narrative description of the investment strategy and how the expected long-term rate of return on plan assets has been determined, the accumulated benefit obligation, benefits expected to be paid in each of the next five financial years and the aggregate for the five financial years thereafter, the measurement dates for the benefit plans, and the employer’s best estimate of contributions expected to be paid to the plan during the next financial year. Those new disclosures which are effective for the year ended 31 December 2003, are included in Note 31 Pension and Other Post-Retirement Benefit Plans. Revised SFAS 132 requires that certain disclosures are made in interim financial statements starting in 2004. The components of periodic pension cost and employer’s contribution paid or expected to be paid during the current fiscal year have to be disclosed.
     In December 2003, the “Medicare Prescription Drug, Improvement and Modernization Act of 2003” was passed in the USA, which adds prescription drug coverage for Medicare-eligible employees. Since the Group sponsors post-retirement health care plans in the USA, the Group has a range of options for coordinating with the new government-sponsored program, including supplementing the government program on a secondary payer basis or accepting a direct subsidy from the government to support a portion of the cost of the employer’s program.

     Pursuant to guidance included in FASB Staff Position FAS 106-1, the Group has chosen to defer recognition of the potential effects of the Act. This decision was made largely due to the number of open issues about various provisions of the Act and a lack of authoritative accounting guidance concerning certain technical matters. Therefore, the retiree health obligation and cost reported in these Financial Statements and the accompanying notes as at and for the year ended 31 December 2003 do not yet reflect any poten-

tial impact of the Act. Specific authoritative guidance on the accounting for the government subsidy is pending and that guidance, when issued, could require the Group to change previously reported information. It is expected that a change would decrease the obligation and cost attributable to post-retirement medical coverage.

     Several other interpretations and FASB Staff Positions were recently issued, none of which has or is expected to have a material impact on UBS’s Financial Statements.

Note 40.2 Reconciliation of IFRS Shareholders’ equity and Net profit to US GAAP

	Note 40.1	Shareholders' equity		Net profit
CHF million	Reference	31.12.03	31.12.02	31.12.03	31.12.02	31.12.01

Amounts determined in accordance with IFRS		35,446	38,991	6,385	3,535	4,973
Adjustments in respect of:
SBC purchase accounting goodwill and other purchase accounting adjustments	a	15,196	15,285	(89)	(128)	(1,614)
Reversal of IFRS goodwill amortization	b	1,825	1,017	808	1,017	0
Restructuring provision	c	0	0	0	0	(112)
Derivative instruments	d	(94)	(138)	188	354	25
Financial investments and private equity	e	(84)	(30)	(159)	767	0
Pension plans	f	1,303	621	(235)	(156)	119
Other post-retirement benefit plans	g	(1)	(1)	0	7	8
Equity participation plans	h	(112)	(164)	(152)	63	(12)
Software capitalization	i	0	0	0	(60)	(169)
Consolidation of variable interest entities (VIEs)	j	(10)	0	(10)	0	0
Tax adjustments		(295)	(5)	(223)	147	16

Total adjustments		17,728	16,585	128	2,011	(1,739)

Amounts determined in accordance with US GAAP		53,174	55,576	6,513	5,546	3,234

Note 40.3 Earnings per share

Under both IFRS and US GAAP, basic earnings per share (“EPS”) are computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding. Diluted EPS include the determinants of basic EPS and, in addition, gives effect to dilutive potential common shares that were outstanding during the period.

     The computations of basic and diluted EPS for the years ended 31 December 2003, 31 December 2002 and 31 December 2001 are presented in the following table.

	31.12.03		31.12.02		31.12.01
For the year ended	US GAAP	IFRS	US GAAP	IFRS	US GAAP	IFRS

Net profit available for ordinary shares (CHF million)	6,513	6,385	5,546	3,535	3,234	4,973
Net profit for diluted EPS (CHF million)	6,514	6,386	5,520	3,515	3,135	4,874
Weighted-average shares outstanding	1,116,602,289	1,116,953,623	1,208,055,132	1,208,586,678	1,251,180,815	1,266,038,193
Diluted weighted-average shares outstanding	1,138,800,625	1,138,800,625	1,222,862,165	1,223,382,942	1,273,720,560	1,288,577,938
Basic earnings per share (CHF)	5.83	5.72	4.59	2.92	2.58	3.93
Diluted earnings per share (CHF)	5.72	5.61	4.51	2.87	2.46	3.78

Financial Statements
Notes to the Financial Statements

Note 40.4 Presentation differences between IFRS and US GAAP

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

1. Settlement date vs. trade date accounting

UBS’s transactions from securities activities are recorded under IFRS on the settlement date. This results in recording a forward transaction during the period between the trade date and the settlement date. Forward positions relating to trading activities are revalued to fair value and any unrealized profits and losses are recognized in Net profit.
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

2. Financial investments

Under IFRS, UBS’s private equity investments and non-marketable equity financial investments are included in Financial investments. For US GAAP presentation, non-marketable equity financial investments are reclassified to Other assets, and private equity investments are shown separately on the Balance sheet.

3. Securities received as proceeds in a securities for securities lending transaction

When UBS acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it recognizes the securities received and a corresponding obligation to return them. These securities are reflected on the US GAAP Balance sheet in the line “Securities received as collateral” on the asset side of the Balance sheet. The offsetting liability is presented in the line “Obligation to return securities received as collateral”.

4. Reverse repurchase, repurchase, securities borrowing and securities lending transactions

UBS enters into certain specific reverse repurchase, repurchase, securities borrowing and securities lending transactions that result in a difference between IFRS and US GAAP. Under IFRS, they are considered borrowing and lending transactions which are not reflected in the balance sheet except to the extent of cash collateral advanced or received. Under US GAAP, however, they are considered purchase and sale transactions due to the fact that the contracts do not meet specific collateral or margining requirements under SFAS 140. Due to the different treatment of these transactions under IFRS and US GAAP, interest income and expense recorded under IFRS must be reclassified to Net trading income or Other income for US GAAP. Additionally under US GAAP, the securities received are recognized on the balance sheet as a spot purchase (Trading portfolio assets) with a corresponding forward sale transaction (Replacement values) and a receivable (Cash collateral on securities borrowed) is reclassified, as applicable. The securities delivered are recognized as a spot sale (Trading portfolio liabilities) with a corresponding forward repurchase transaction (Replacement values) and a liability (Cash collateral on securities lent) is reclassified, as applicable.

Note 40.5 Consolidated Income Statement

The following is a Consolidated Income Statement of the Group, for the years ended 31 December 2003, 31 December 2002 and 31 December 2001, restated to reflect the impact of valuation and income recognition differences and presentation differences between IFRS and US GAAP.

CHF million		31.12.03		31.12.02		31.12.01
For the year ended	Reference	US GAAP	IFRS	US GAAP	IFRS	US GAAP	IFRS

Operating income
Interest income	a, d, 4, j	39,940	40,159	39,679	39,963	51,907	52,277
Interest expense	a, 4	(27,700)	(27,860)	(29,334)	(29,417)	(44,096)	(44,236)

Net interest income		12,240	12,299	10,345	10,546	7,811	8,041
Credit loss expense / (recovery)		(116)	(116)	(206)	(206)	(498)	(498)

Net interest income after credit loss expense / (recovery)		12,124	12,183	10,139	10,340	7,313	7,543

Net fee and commission income		17,345	17,345	18,221	18,221	20,211	20,211
Net trading income	d, 4, h, j	4,065	3,883	6,031	5,572	8,959	8,802
Other income [1]	b, e, 4	380	561	96	(12)	534	558

Total operating income		33,914	33,972	34,487	34,121	37,017	37,114

Operating expenses
Personnel expenses	f, g, h	17,615	17,231	18,610	18,524	19,713	19,828
General and administrative expenses		6,086	6,086	7,072	7,072	7,631	7,631
Depreciation of property and equipment	a, i	1,396	1,364	1,613	1,521	1,815	1,614
Amortization of goodwill	a, b	0	756	0	930	2,484	1,025
Amortization of other intangible assets	b	112	187	1,443	1,530	298	298
Restructuring costs	c	0	0	0	0	112	0

Total operating expenses		25,209	25,624	28,738	29,577	32,053	30,396

Operating profit / (loss) before tax and minority interests		8,705	8,348	5,749	4,544	4,964	6,718

Tax expense / (benefit)		1,842	1,618	511	678	1,386	1,401

Net profit / (loss) before minority interests		6,863	6,730	5,238	3,866	3,578	5,317

Minority interests	j	(350)	(345)	(331)	(331)	(344)	(344)
Change in accounting principle:
cumulative effect of adoption of “AICPA Audit and Accounting Guide, Audits of Investment Companies” on certain financial investments, net of tax	e	0	0	639	0	0	0

Net profit		6,513	6,385	5,546	3,535	3,234	4,973

1 The CHF 159 million loss and CHF 108 million gain included in US GAAP Other income at 31 December 2003 and 31 December 2002, respectively are due to UBS’s adoption of the “AICPA Audit and Accounting Guide, Audits of Investment Companies” on certain private equity investments for its US GAAP financial statements. These amounts represent the change in fair value of these investments during 2003 and 2002.
Note: References above coincide with the discussions in Note 40.1 and Note 40.4. These references indicate which IFRS to US GAAP differences affect an individual financial statement caption.

Financial Statements
Notes to the Financial Statements

Note 40.6 Condensed Consolidated Balance Sheet

The following is a Condensed Consolidated Balance Sheet of the Group, as at 31 December 2003 and 31 December 2002, restated to reflect the impact of valuation and income recognition principles and presentation differences between IFRS and US GAAP.

		31.12.03		31.12.02
CHF million	Reference	US GAAP	IFRS	US GAAP	IFRS

Assets
Cash and balances with central banks		3,584	3,584	4,271	4,271
Due from banks	a, j	31,685	31,667	32,481	32,468
Cash collateral on securities borrowed	4	211,058	213,932	139,073	139,052
Reverse repurchase agreements		320,587	320,587	294,086	294,086
Trading portfolio assets (including assets pledged as collateral of CHF 125,411 million at 31.12.03 and CHF 110,365 million at 31.12.02)	1, 4, h, j	544,492	461,772	441,845	371,436
Positive replacement values	1,4, j	84,034	84,334	83,757	82,092
Loans	a, d	212,554	212,504	211,755	211,647
Financial investments	e, 2	1,303	5,139	2,846	8,391
Securities received as collateral	3	13,071		16,308
Accrued income and prepaid expenses	4, h	6,219	6,218	6,462	6,453
Investments in associates		1,616	1,616	705	705
Property and equipment	a	8,116	7,659	8,358	7,869
Goodwill	a, b	26,775	9,348	28,127	11,181
Other intangible assets	b	1,174	2,181	1,222	2,515
Private equity investments	e, 2	3,308		4,328
Other assets	d, e, f, h, j, l, 2	64,381	25,459	21,314	8,952

Total assets		1,533,957	1,386,000	1,296,938	1,181,118

Liabilities
Due to banks		127,385	127,153	83,178	83,178
Cash collateral on securities lent	4	51,157	53,278	36,870	36,870
Repurchase agreements		415,863	415,863	366,858	366,858
Trading portfolio liabilities	1,4	149,380	143,957	117,721	106,453
Obligation to return securities received as collateral	3	13,071		16,308
Negative replacement values	1,4, j	161,086	93,646	132,354	81,282
Due to customers	a, d	347,358	347,358	306,872	306,876
Accrued expenses and deferred income	4	13,673	13,673	15,330	15,331
Debt issued	a, d, j, 1	123,259	120,237	129,527	129,411
Other liabilities	d, f, g, h, j, 1	74,044	31,316	32,815	12,339

Total liabilities		1,476,276	1,346,481	1,237,833	1,138,598

Minority interests	j	4,507	4,073	3,529	3,529

Total shareholders’ equity		53,174	35,446	55,576	38,991

Total liabilities, minority interests and shareholders’ equity		1,533,957	1,386,000	1,296,938	1,181,118

Note: References above coincide with the discussions in Note 40.1 and Note 40.4. These references indicate which IFRS to US GAAP differences affect an individual financial statement caption.

Note 40.7 Comprehensive income

Comprehensive income under US GAAP is defined as the change in Shareholders’ equity excluding transactions with shareholders. Comprehensive income has two major components: Net profit, as reported in the income statement, and Other comprehensive income. Other comprehensive income includes such items as foreign currency translation, unrealized gains / losses on available-for-sale securities, unrealized gains / losses on changes in fair value of derivative instruments designated as cash flow hedges and additional minimum pension liability. The components and accumulated other comprehensive income amounts on a US GAAP basis for the years ended 31 December 2003, 31 December 2002 and 31 December 2001 are as follows:

		Unrealized				Accumu-
		gains/	Unrealized			lated other
		(losses) on	gains/	Additional		compre-	Compre-
	Foreign	available-	(losses) on	minimum	Deferred	hensive	hensive
	currency	for-sale	cash flow	pension	income	income/	income /
CHF million	translation	investments	hedges	liability	taxes	(loss)	(loss)

Balance at 1 January 2001	(687)	463	0	0	(112)	(336)
Net profit							3,234
Other comprehensive income:
Foreign currency translation	(82)					(82)	(82)
Net unrealized gains on available-for-sale investments		136			(27)	109	109
Reclassification of gains on available-for-sale investments realized in net profit		(130)			26	(104)	(104)
Net unrealized gains on cash flow hedges			5		(1)	4	4
Reclassification of losses on cash flow hedges realized in net profit			4		(1)	3	3
Additional minimum pension liability				(303)	108	(195)	(195)

Other comprehensive income / (loss)	(82)	6	9	(303)	105	(265)	(265)

Comprehensive income							2,969

Balance at 31 December 2001	(769)	469	9	(303)	(7)	(601)

Net profit							5,546
Other comprehensive income:
Foreign currency translation	(80)					(80)	(80)
Net unrealized gains on available-for-sale investments		143			(34)	109	109
Impairment charges reclassified to the income statement		121			(26)	95	95
Reclassification of gains on available-for-sale investments realized in net profit		(470)			102	(368)	(368)
Net unrealized losses on cash flow hedges			(4)		3	(1)	(1)
Reclassification of gains on cash flow hedges realized in net profit			(8)		0	(8)	(8)
Additional minimum pension liability				(920)	93	(827)	(827)

Other comprehensive income / (loss)	(80)	(206)	(12)	(920)	138	(1,080)	(1,080)

Comprehensive income							4,466

Balance at 31 December 2002	(849)	263	(3)	(1,223)	131	(1,681)

Net profit							6,513
Other comprehensive income:
Foreign currency translation	(795)					(795)	(795)
Net unrealized losses on available-for-sale investments		(130)			49	(81)	(81)
Impairment charges reclassified to the income statement		111			(18)	93	93
Reclassification of gains on available-for-sale investments realized in net profit		(69)			11	(58)	(58)
Reclassification of losses on cash flow hedges realized in net profit			3		(1)	2	2
Additional minimum pension liability				917	(82)	835	835

Other comprehensive income / (loss)	(795)	(88)	3	917	(41)	(4)	(4)

Comprehensive income							6,509

Balance at 31 December 2003	(1,644)	175	0	(306)	90	(1,685)

Financial Statements
Notes to the Financial Statements

Note 41 Additional Disclosures Required under US GAAP and SEC Rules

Note 41.1 Variable interest entities

FIN 46 was originally issued on 17 January 2003. Subsequently, in December 2003, the FASB issued a revised version of FIN 46.

     FIN 46 requires that control over an entity be assessed first based on voting interests; if voting interests do not exist, or differ significantly from economic interests, then an entity is considered to be a “Variable Interest Entity” (“VIE”), and the assessment of control is based on its variable interests. FIN 46 provides guidance for determining whether entities are considered to be VIEs, and whether “variable interests” in such VIEs result in an enterprise being the “primary beneficiary”, or the holder of a “significant variable interest”. UBS considers a variable interest to be significant if it expects to receive more than 20% of a VIE’s residual losses, residual gains, or both.
     Variable interests are contractual, ownership, or other pecuniary interests in an entity that change with changes in the fair value of that entity’s net assets exclusive of variable interests. Variable interests may include fee payments to decision makers and to providers of guarantees (including writers of put options and other instruments with similar results). In assessing the extent of an entity’s variable interests, FIN 46 requires that the interests of an enterprise’s related parties (including management, employees, affiliates and agents) be evaluated as if owned directly by the enterprise.
     When fully effective, FIN 46 requires that the primary beneficiary of a VIE must consolidate that VIE, requires certain disclosures by the enterprise which is the primary beneficiary of that VIE, and requires certain other disclosures by any holder of a significant variable interest in a VIE.
     At 31 December 2003, FIN 46 has application to UBS with respect to transitional disclosure requirements, and the consolidation and disclosure of VIEs created after 31 January 2003, in which UBS is the primary beneficiary.

Measurement

Measurement of a VIE’s size is usually determined using the fair value of the VIE’s assets.

Some VIEs function as a passive intermediary to a derivative transaction and are generally established to facilitate the transfer of credit risk on portfolios to investors. The size of such VIEs may also be measured using the “notional amount” of the derivatives’ underlying referenced assets, i.e. the size of the portfolio for which credit risk has been transferred. These notional amounts are also included in Note 23. In measuring the total size of VIEs quantified below, the most appropriate measure has been taken for each specific VIE on an individual basis.

     FIN 46 requires disclosures of UBS’s maximum exposure to loss as a result of its involvement with VIEs in which it has a significant variable interest. Generally, UBS’s maximum exposure to loss is measured as its net investment in the VIE, plus any additional amounts it may be obligated to invest. In cases where the Group has provided guarantees or other types of credit protection to a VIE it is measured as the notional amount of the credit protection instruments or derivatives. In cases where the Group is a non-credit derivative counterpart to a VIE or has received credit protection, it is measured as the positive replacement value (if any) of the derivatives. These measures of maximum exposure to loss do not consider the offsetting effects of hedges outside the VIE. It is UBS’s general practice to hedge interest rate risk, credit risk, and other market risk exposures. See Note 29 for a further discussion of UBS’s risk mitigation strategies.

VIEs created after 31 January 2003

For VIEs created after 31 January 2003, FIN 46 is fully effective at 31 December 2003 regarding consolidation treatment and disclosures. The tables on the following page include information for all such VIEs:

VIEs, created after 31 January 2003, for which UBS is the primary beneficiary1

		Consolidated assets that are collateral		Creditors'
(CHF million)		for the VIEs' obligations		recourse
Nature, purpose and activities of VIEs	Total assets	Classification	Amount	to UBS

Passive intermediary to a derivative transaction	1,013	Cash, corporate debt securities	494	0
Credit protection vehicles	3,548	Credit derivatives, corporate debt securities	2,795	0
Investment funds managed by UBS	541	Debt, equity	428	0

Total 31.12.2003	5,102		3,717	0

VIEs, created after 31 January 2003, in which UBS has a significant variable interest

			Maximum
(CHF million)			exposure
Nature, purpose and activities of VIEs	Total assets	Nature of involvement	to loss

Credit protection vehicles	281	SPE used for credit protection –
		(UBS sells credit risk on portfolios to investors)	1

Total 31.12.2003	281		1

1 The above table of VIEs created after 31 January 2003, for which UBS is the primary beneficiary, includes VIEs with a total size of CHF 1,014 million which are already consolidated in UBS’s Financial Statements based on the determination of exercise of control under IFRS, and VIEs with a total size of CHF 4,089 million which are not currently consolidated under IFRS.

VIEs created prior to 1 February 2003

For VIEs created prior to 1 February 2003, FIN 46 becomes fully effective from the first reporting period beginning after 15 June 2003, regarding both consolidation treatment and disclosures, and is therefore not fully effective at 31 December 2003. Accordingly, with respect to VIEs created prior to 1 February 2003, only the transitional disclosure requirements are applicable to UBS at 31 December 2003. Those transitional disclosure provisions require assessment of cases where it is “reasonably possible” that UBS will be the primary beneficiary of a VIE, or be the holder of a significant variable interest in a VIE, and to make certain disclosures about such entities, pending final evaluation and conclusions about those entities. UBS has sought to determine the extent of significant variable interests, and situations where it is the primary beneficiary in VIEs created before 1 February 2003.
     UBS expects the key impact to be the consolidation of VIEs in which it is the primary beneficiary for US GAAP purposes, which are not otherwise consolidated in UBS’s primary consolidated Financial Statements under IFRS.
     The total size of VIEs which are currently not consolidated under IFRS, which may become consolidated for US GAAP purposes, is estimated to be in the order of CHF 5.1 billion total assets. Of this amount, approximately CHF 4.6 billion relates to employee equity compensation trusts established to hold UBS shares, UBS share options, and alternative investment vehicles; approximately CHF 93 million relates to certain leveraged investment opportunities available to key employees, and approximately CHF 370 million relates to other VIEs. UBS has a maximum exposure to loss, according to the provisions of FIN 46, of approximately CHF 4.6 billion in relation to the employee equity compensation trusts (see below), approximately CHF 503 million in relation to the leveraged investment plans (see below), and approximately CHF 370 million in relation to other VIEs which may become consolidated. In addition to the above VIEs, UBS has identified other VIEs which are still being assessed, and which are discussed in more detail below.

     The CHF 4.6 billion size and maximum exposure to loss mentioned above in relation to employee equity compensation trusts does not represent an exposure of UBS, as the assets are held in trust for employees. The employees would bear all exposure to loss, however the provisions of FIN 46 treat employees as related parties, and require that their variable interests be added to those of UBS. The result is that UBS expects to be treated as the primary beneficiary of these trusts, and to consolidate them for US GAAP purposes.
     In connection with the leveraged investment opportunities available to key employees, UBS

Financial Statements
Notes to the Financial Statements

has committed to provide up to CHF 394 million in loans to employee investment partnerships. At 31 December 2003, a total of CHF 77 million in loans had actually been drawn down. Repayment of these loans is on a non recourse basis but is senior to the employees’ investment in the partnerships. The remaining unfunded portion of these commitments is also included in Note 25. In addition, if employees default on their investment commitments, UBS is obliged to assume the remaining unfunded portion, which amounted to CHF 109 million at 31 December 2003. In the event that all the investments made by these partnerships became worthless, UBS could be exposed to the loss of the entire committed amount of CHF 503 million which is included in the CHF 503 million maximum exposure to loss noted for these VIEs.

     It should be noted that for most VIEs required to be consolidated under US GAAP as mentioned above, that in some cases the total figures above may increase both total assets and total liabilities of the US GAAP accounts, and in other cases may result in a reclassification of existing assets or liabilities to other types of assets or liabilities. In the case of the employee equity compensation trusts, the CHF 4.6 billion total size comprises assets of approximately CHF 2.1 billion in UBS shares, CHF 1.6 billion in UBS share options, and CHF 0.9 billion in alternative investment vehicles. Depending on the impact of possible changes in employee equity compensation expense accounting, the consolidation of these trusts would result in a portion of these amounts being recognized as changes to either shareholders’ equity or liabilities.
     A significant percentage of entities which may meet the definition of a VIE under FIN 46 in which UBS is the primary beneficiary are already consolidated in UBS’s Financial Statements, based on the determination of exercise of control under IFRS. The total size of such VIEs is estimated to be CHF 9.0 billion, which is measured by fair value of assets except for CHF 50 million measured by notional amounts of underlying assets in relation to derivatives. UBS has a maximum exposure to loss of approximately CHF 1.8 billion in relation to these VIEs, which are used primarily as credit protection vehicles, or passive intermediaries to derivative transactions.

     In certain cases an entity which has been consolidated under IFRS may be considered to be non-consolidated under FIN 46. UBS has issued trust preferred securities amounting to CHF 3.2 billion which in future periods would be de-consolidated for US GAAP purposes.
     In addition to the primary beneficiary situations noted above, UBS has identified that it holds significant variable interests in other VIEs. It is estimated that the total assets of such VIEs amount to approximately CHF 1.6 billion, and that UBS has a maximum exposure to loss of approximately CHF 592 million in relation to these VIEs.
     In addition to the VIEs noted above, UBS has identified other VIEs which are still being assessed. UBS holds at least a significant variable interest in these VIEs. Once the assessment is complete, it may be determined that UBS is the primary beneficiary for a portion of them. These VIEs are currently not consolidated under IFRS or US GAAP. The total size of these VIEs is estimated to be CHF 4.5 billion, which is measured by fair value of assets. UBS has a maximum exposure to loss of approximately CHF 253 million in relation to these VIEs, which are used primarily as credit protection vehicles, or passive intermediaries to derivative transactions.
     As the guidance for FIN 46 has seen continued development, UBS is still in the process of evaluating the full impact FIN 46 may have on its US GAAP financial position, results, and reporting, including possible changes in employee equity compensation expense accounting due to the consolidation of certain of the employee equity compensation trusts. Therefore it is not possible to predict the impact of consolidation on the consolidated income statement under US GAAP, but it is expected that additional volatility would be introduced in future periods.

Note 41.2 Supplemental Guarantor Information

Guarantee of PaineWebber securities

Following the acquisition of Paine Webber Group Inc., UBS AG made a full and unconditional guarantee of the senior and subordinated notes and trust preferred securities (“Debt Securities”) of PaineWebber. Prior to the acquisition, PaineWebber was an SEC Registrant. Upon the acquisition, Paine Webber was merged into UBS Americas Inc., a wholly owned subsidiary of UBS.
     Under the guarantee, if UBS Americas Inc. fails to make any timely payment under the Debt Securities agreements, the holders of the Debt Securities or the Debt Securities trustee may demand payment from UBS without first proceeding against UBS Americas Inc. UBS’s obliga-

tions under the subordinated note guarantee are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of UBS. At 31 December 2003, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated is approximately CHF 1,337 billion.

     The information presented in this note is prepared in accordance with IFRS and should be read in conjunction with the Consolidated Financial Statements of UBS of which this information is a part. At the bottom of each column, Net profit and Shareholders’ equity has been reconciled to US GAAP. See Note 40 for a detailed reconciliation of the IFRS financial statements to US GAAP for UBS on a consolidated basis.

Supplemental Guarantor Consolidating Income Statement

CHF million	UBS AG	UBS		Consolidating
For the year ended 31 December 2003	Parent Bank[1]	Americas Inc.	Subsidiaries	Entries	UBS Group

Operating income
Interest income	28,749	13,091	9,280	(10,961)	40,159
Interest expense	20,033	10,292	8,496	(10,961)	27,860

Net interest income	8,716	2,799	784	0	12,299
Credit loss expense	(124)	(12)	20	0	(116)

Net interest income after credit loss expense	8,592	2,787	804	0	12,183

Net fee and commission income	6,873	6,711	3,761	0	17,345
Net trading income	1,525	1,540	818	0	3,883
Income from subsidiaries	2,466	0	0	(2,466)	0
Other income	337	230	(6)	0	561

Total operating income	19,793	11,268	5,377	(2,466)	33,972

Operating expenses
Personnel expenses	8,853	6,886	1,492	0	17,231
General and administrative expenses	2,861	1,620	1,605	0	6,086
Depreciation of property and equipment	682	186	496	0	1,364
Amortization of goodwill and other intangible assets	104	789	50	0	943

Total operating expenses	12,500	9,481	3,643	0	25,624

Operating profit / (loss) before tax and minority interests	7,293	1,787	1,734	(2,466)	8,348

Tax expense / (benefit)	908	344	366	0	1,618

Net profit /(loss) before minority interests	6,385	1,443	1,368	(2,466)	6,730

Minority interests	0	0	(345)	0	(345)

Net profit / (loss)	6,385	1,443	1,023	(2,466)	6,385

Net profit / (loss) US GAAP [2]	3,389	2,120	1,004	0	6,513

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.   2 Refer to Note 40 for a description of the differences between IFRS and US GAAP.

Financial Statements
Notes to the Financial Statements

Supplemental Guarantor Consolidating Balance Sheet

CHF million	UBS AG	UBS		Consolidating
For the year ended 31 December 2003	Parent Bank[1]	Americas Inc.	Subsidiaries	Entries	UBS Group

Assets
Cash and balances with central banks	2,894	8	682	0	3,584
Due from banks	76,780	12,106	109,713	(166,932)	31,667
Cash collateral on securities borrowed	75,609	190,993	76,773	(129,443)	213,932
Reverse repurchase agreements	197,765	149,507	219,444	(246,129)	320,587
Trading portfolio assets	248,999	182,346	30,427	0	461,772
Positive replacement values	111,612	849	25,474	(53,601)	84,334
Loans	234,356	23,001	40,420	(85,273)	212,504
Financial investments	826	739	3,574	0	5,139
Accrued income and prepaid expenses	3,665	1,868	3,391	(2,706)	6,218
Investments in associates	14,077	11	594	(13,066)	1,616
Property and equipment	5,891	787	981	0	7,659
Goodwill and other intangible assets	218	11,270	41	0	11,529
Other assets	5,194	3,356	19,958	(3,049)	25,459

Total assets	977,886	576,841	531,472	(700,199)	1,386,000

Liabilities
Due to banks	139,525	83,193	71,367	(166,932)	127,153
Cash collateral on securities lent	59,356	46,313	77,052	(129,443)	53,278
Repurchase agreements	112,245	337,030	212,717	(246,129)	415,863
Trading portfolio liabilities	79,714	55,351	8,892	0	143,957
Negative replacement values	125,925	1,157	20,165	(53,601)	93,646
Due to customers	343,297	34,530	54,804	(85,273)	347,358
Accrued expenses and deferred income	7,034	6,026	3,319	(2,706)	13,673
Debt issued	64,264	7,331	48,642	0	120,237
Other liabilities	11,222	1,873	21,270	(3,049)	31,316

Total liabilities	942,582	572,804	518,228	(687,133)	1,346,481

Minority interests	0	42	4,031	0	4,073

Total shareholders’ equity	35,304	3,995	9,213	(13,066)	35,446

Total liabilities, minority interests and shareholders’ equity	977,886	576,841	531,472	(700,199)	1,386,000

Total shareholders’ equity – US GAAP [2]	38,129	5,471	9,574	0	53,174

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.   2 Refer to Note 40 for a description of the differences between IFRS and US GAAP.

Supplemental Guarantor Consolidating Cash Flow Statement

CHF million	UBS AG	UBS
For the year ended 31 December 2003	Parent Bank [1]	Americas Inc.	Subsidiaries	UBS Group

Net cash flow from / (used in) operating activities	(12,936)	1,366	14,973	3,403

Cash flow from / (used in) investing activities Investments in subsidiaries and associates	(428)	0	0	(428)
Disposal of subsidiaries and associates	123	667	44	834
Purchase of property and equipment	(862)	(338)	(176)	(1,376)
Disposal of property and equipment	88	17	18	123
Net (investment in) / divestment of financial investments	524	867	926	2,317

Net cash flow from / (used in) investing activities	(555)	1,213	812	1,470

Cash flow from / (used in) financing activities Net money market paper issued / (repaid)	1,910	(333)	(16314)	(14737)
Net movements in treasury shares and treasury share contract activity	(6,810)	0	0	(6810)
Capital issuance	2	0	0	2
Dividends paid	(2,298)	0	0	(2,298)
Issuance of long-term debt	15,932	2,362	5,350	23,644
Repayment of long-term debt	(8,324)	(1,254)	(4,037)	(13,615)
Increase in minority interests [2]	0	0	755	755
Dividend payments to / and purchase from minority interests	0	(8)	(270)	(278)
Net activity in investments in subsidiaries	(773)	1,007	(234)	0

Net cash flow from / (used in) financing activities	(361)	1,774	(14,750)	(13,337)
Effects of exchange rate differences	(751)	(661)	888	(524)

Net increase / (decrease) in cash equivalents	(14,603)	3,692	1,923	(8,988)
Cash and cash equivalents, beginning of the year	57,912	15,119	9,313	82,344

Cash and cash equivalents, end of the year	43,309	18,811	11,236	73,356

Cash and cash equivalents comprise:
Cash and balances with central banks	2,894	8	682	3,584
Money market paper [3]	21,232	15,812	3,555	40,599
Due from banks maturing in less than three months	19,183	2,991	6,999	29,173

Total	43,309	18,811	11,236	73,356

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.   2 Includes issuance of trust preferred securities of CHF 372 million.   3 Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments. CHF 6,430 million was pledged at 31 December 2003.

Guarantee of other securities

In October 2000, UBS AG, acting through a wholly owned subsidiary, issued USD 1.5 billion (CHF 2.6 billion at issuance) 8.622% UBS Trust Preferred securities. In June 2001, UBS issued an additional USD 800 million (CHF 1.3 billion at issuance) of such securities (USD 300 million at 7.25% and USD 500 million at 7.247%). In May 2003, UBS issued USD 300 million of Floating Rate Noncumulative Trust Preferred Securities (CHF 390 million at issuance) at 0.7% above one-month LIBOR of such securities. UBS AG has fully and unconditionally guaranteed these securities. UBS’s obligations under the trust preferred securities guarantee are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of UBS. At 31 December 2003, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated is approximately CHF 1,337 billion.

          UBS AG (Parent Bank)

UBS AG (Parent Bank)

UBS AG (Parent Bank)

UBS AG (Parent Bank)
Parent Bank Review

Parent Bank Review

Income Statement

The Parent Bank UBS AG net profit decreased CHF 1,637 million from CHF 5,834 million to CHF 4,197 million. Income from investments in associates decreased to CHF 1,914 million from CHF 3,417 million in 2002 mainly due to less distribution received. Depreciation and writeoffs were CHF 919 million, down from CHF 3,025 million in 2002 mainly caused by lower writeoffs on investments in associated companies. Extraordinary income contains CHF 33 million (2002: CHF 260 million) from the sale of associates and CHF 59 million from release of provisions.

Balance Sheet

Total assets overall decreased by CHF 69 billion to CHF 995 billion by 31 December 2003. This reduction is mostly caused by the first-time netting of the positive and negative replacement values on the Parent Bank level in accordance with the RRV-EBK requirement of CHF 141 billion in 2003 (netting impact in 2002 would have been CHF 167 billion). This change was partially offset by the increased positions in due from banks and trading balances in securities.

UBS AG (Parent Bank)
Financial Statements

Financial Statements

Income Statement

CHF million			% change from
For the year ended	31.12.03	31.12.02	31.12.02

Interest and discount income	19,417	20,059	(3)
Interest and dividend income from trading portfolio	9,325	7,074	32
Interest and dividend income from financial investments	11	23	(52)
Interest expense	(20,034)	(20,125)	0

Net interest income	8,719	7,031	24

Credit-related fees and commissions	228	252	(10)
Fee and commission income from securities and investment business	6,998	7,249	(3)
Other fee and commission income	826	515	60
Fee and commission expense	(1,180)	(1,167)	1

Net fee and commission income	6,872	6,849	0

Net trading income	521	4,634	(89)

Net income from disposal of financial investments	(69)	125
Income from investments in associated companies	1,914	3,417	(44)
Income from real estate holdings	43	50	(14)
Sundry income from ordinary activities	1,213	1,908	(36)
Sundry ordinary expenses	(96)	(381)	(75)

Other income from ordinary activities	3,005	5,119	(41)

Operating income	19,117	23,633	(19)

Personnel expenses	8,889	8,916	0
General and administrative expenses	3,943	4,379	(10)

Operating expenses	12,832	13,295	(3)

Operating profit	6,285	10,338	(39)

Depreciation and writeoffs on investments in associated companies and fixed assets	919	3,025	(70)
Allowances, provisions and losses	658	1,053	(38)

Profit before extraordinary items and taxes	4,708	6,260	(25)

Extraordinary income	92	265	(65)
Extraordinary expenses	1	7	(86)
Tax expense / (benefit)	602	684	(12)

Profit for the period	4,197	5,834	(28)

Balance Sheet

			% change from
CHF million	31.12.03	31.12.02	31.12.02

Assets
Liquid assets	2,895	3,609	(20)
Money market paper	21,233	33,671	(37)
Due from banks	321,796	265,106	21
Due from customers	130,814	165,938	(21)
Mortgage loans	131,900	117,677	12
Trading balances in securities and precious metals	236,096	199,546	18
Financial investments	8,955	8,377	7
Investments in associated companies	14,757	10,275	44
Tangible fixed assets	4,367	4,633	(6)
Accrued income and prepaid expenses	3,666	2,342	57
Positive replacement values	111,612	249,064	(55)
Other assets	6,585	3,734	76

Total assets	994,676	1,063,972	(7)

Total subordinated assets	4,450	4,717	(6)
Total amounts receivable from Group companies	397,410	218,915	82
Liabilities
Money market paper issued	23,879	22,131	8
Due to banks	377,447	303,023	25
Due to customers on savings and deposit accounts	84,360	76,687	10
Other amounts due to customers	274,408	274,431	0
Medium-term bonds	2,403	4,220	(43)
Bond issues and loans from central mortgage institutions	45,968	67,759	(32)
Accruals and deferred income	7,060	7,846	(10)
Negative replacement values	127,885	256,278	(50)
Other liabilities	6,802	3,281	107
Value adjustments and provisions	3,894	4,177	(7)
Share capital	946	1,005	(6)
General statutory reserve	7,212	12,392	(42)
Reserve for own shares	8,024	6,623	21
Other reserves	20,191	18,285	10
Profit brought forward
Profit for the period	4,197	5,834	(28)

Total liabilities	994,676	1,063,972	(7)

Total subordinated liabilities	12,471	13,315	(6)
Total amounts payable to Group companies	257,955	142,139	81

Statement of Appropriation of Retained Earnings

CHF million

The Board of Directors proposes to the Annual General Meeting the following appropriation:

Profit for the financial year 2003 as per the Parent Bank’s Income Statement	4,197

Appropriation to general statutory reserve	288
Appropriation to other reserves	980
Proposed dividends	2,929

Total appropriation	4,197

Dividend Distribution

The Board of Directors will recommend to the Annual General Meeting on 15 April 2004 that UBS should pay a dividend of CHF 2.60 per share of CHF 0.80 par value. If the dividend is approved, the payment of CHF 2.60 per share, after deduction of 35% Swiss withholding tax, would be made on 20 April 2004 for shareholders who hold UBS shares on 15 April 2004.

UBS AG (Parent Bank)
Notes to the Financial Statements

Notes to the Financial Statements

Accounting Principles

The Parent Bank’s accounting policies are in compliance with Swiss banking law. The accounting policies are principally the same as for the Group Financial Statements outlined in Note 1, Summary of Significant Accounting Policies. Major differences between the Swiss banking law requirements and International Financial Reporting Standards are described in Note 39 to the Group Financial Statements.

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

Foreign currency translation

Foreign currency transactions and translation of assets and liabilities denominated in foreign currencies into the Parent Bank’s or a branch’s reporting currency are accounted for as described in Note 1d). Assets and liabilities of foreign branches are translated into CHF at the exchange rates at the balance sheet date, while income and expense items are translated at weighted average rates for the period. Exchange differences arising on the translation of each of these foreign branches are credited to a provision account (other liabilities) in case of a gain, while any losses are firstly debited to that provision account until such provision is fully utilized, and secondly to profit and loss.

Investments in associated companies

Investments in associated companies are equity interests which are held for the purpose of the Parent Bank’s business activities or for strategic reasons. They are carried at cost less valuation reserves, if needed.

Property and equipment

Bank buildings and other real estate are carried at cost less accumulated depreciation. Depreciation of computer and telecommunication equipment, other office equipment, fixtures and fittings is recognized on a straight-line basis over the estimated useful lives of the related assets. The useful lives of Property and equipment are summarized in Note 1, Summary of Significant Accounting Policies, of the Group Financial Statements.

Extraordinary income and expenses

Certain items of income and expense appear as extraordinary within the Parent Bank Financial Statements, whereas in the Group Financial Statements they are considered to be operating income or expenses and appear within the appropriate income or expense category. These items are separately identified on page 191.

Additional Income Statement Information

Net Trading Income

CHF million			% change from
For the year ended	31.12.03	31.12.02	31.12.02

Equities	1,708	2,208	(23)
Fixed income [1]	(1,307)	565
Foreign exchange and other	120	1,861	(94)

Total	521	4,634	(89)

1 Includes commodities trading income.

Extraordinary Income and Expenses

Extraordinary income contains CHF 33 million (2002: CHF 260 million) from the sale of associates and CHF 59 million from release of provisions (2002: CHF 5 million from other disposals).

     Extraordinary expenses consist of immaterial items.

UBS AG (Parent Bank)
Notes to the Financial Statements

Additional Balance Sheet Information

Value Adjustments and Provisions

		Provisions	Recoveries,
		applied in	doubtful
		accordance	interest,	New
		with their	currency	provisions
	Balance at	specified	translation	charged	Balance at
CHF million	31.12.02	purpose	differences	to income	31.12.03

Default risks (credit and country risk)	5,406	(1,372)	66	118	4,218
Trading portfolio risks	2,359		(221)	585	2,723
Litigation risks	445	(98)	(20)	65	392
Operational risks	1,437	(332)	151	615	1,871
Capital and income taxes	1,279	(743)	(96)	678	1,118

Total allowance for general credit
losses and other provisions	10,926	(2,545)	(120)	2,061	10,322

Allowances deducted from assets	6,749				6,428

Total provisions as per balance sheet	4,177	-	-	-	3,894

Statement of Shareholders’ Equity

						Total share-
		General	General			holders'
		statutory	statutory			equity
		reserves:	reserves:	Reserves		(before
	Share	Share	Retained	for own	Other	distribution
CHF million	capital	premium	earnings	shares	reserves	of profit)

As at 31.12.01 and 1.1.02	3,589	13,665	842	3,253	21,538	42,887

Par value reduction	(2,509)				117	(2,392)
Cancellation of own shares	(81)	(2,209)				(2,290)
Capital increase	6	94				100
Increase in reserves						0
Profit for the period					5,834	5,834
Changes in reserves for own shares				3,370	(3,370)	0

As at 31.12.02 and 1.1.03	1,005	11,550	842	6,623	24,119	44,139

Par value reduction
Cancellation of own shares	(61)	(5,468)				(5,529)
Capital increase	2	59				61
Increase in reserves			229		(229)	0
Prior year dividend					(2,298)	(2,298)
Profit for the period					4,197	4,197
Changes in reserves for own shares				1,401	(1,401)	0

As at 31.12.03	946	6,141	1,071	8,024	24,388	40,570

Share Capital

	Par value		Ranking for dividends
As at 31 December 2003	No. of shares	Capital in CHF	No. of shares	Capital in CHF

Issued and paid up	1,183,046,764	946,437,411	1,126,339,764	901,071,811

Conditional share capital	6,871,752	5,497,402	0	0

UBS AG (Parent Bank)
Notes to the Financial Statements

Off-Balance Sheet and Other Information

Assets Pledged or Assigned as Security for Own Obligations,
Assets Subject to Reservation of Title

	31.12.03		31.12.02		Change in %
	Book	Effective	Book	Effective	Book	Effective
CHF million	value	liability	value	liability	value	liability

Money market paper	6,225		10,475		(41)
Mortgage loans	428	210	808	506	(47)	(58)
Securities [1]	96,065	66,395	2,495

Total	102,718	66,605	13,778	506	646

1 Amounts for 2003 include securities lending and repo transactions: book value CHF 92,628 million and effective liability CHF 66,395 million.

Assets are pledged as collateral for securities borrowing and repo transactions, for collateralized credit lines with central banks, loans from mortgage institutions and security deposits relating to stock exchange membership.

Fiduciary Transactions

			% change from
CHF million	31.12.03	31.12.02	31.12.02

Deposits
with other banks	29,549	28,865	2
with Group banks	672	351	91

Loans and other financial transactions	6	713	(99)

Total	30,227	29,929	1

Due to UBS Pension Plans, Loans to Corporate Bodies/Related Parties

			% change from
CHF million	31.12.03	31.12.02	31.12.02

Due to UBS pension plans and
UBS debt instruments held by pension plans	1,096	905	21
Securities borrowed from pension plans	2,930	2,645	11
Loans to directors, senior executives and auditors [1]	25	28	(11)

1 Loans to directors, senior executives and auditors are loans to members of the Board of Directors, the Group Executive Board and the Group’s official auditors under Swiss company law. This also includes loans to companies which are controlled by these natural or legal persons. There are no loans to the auditors.

Report of the Statutory Auditors

UBS AG (Parent Bank)
Report of the Statutory Auditors

Ernst & Young

Ernst & Young Ltd
Aeschengraben 9
P.O. Box 2149
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS AG, Zurich and Basel

Basel, 4 February 2004

Report of the statutory auditors

As statutory auditors, we have audited the accounting records and the accompanying financial statements (income statement, balance sheet and notes / pages 188 to 194) of UBS AG for the year ended 31 December 2003.

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

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's articles of association.

We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Roger K. Perkin
Chartered Accountant
(in charge of the audit)

Peter Heckendorn
lic. oec.
(in charge of the audit)

Offices in Aarau, Baden, Basel, Berne, Geneva, Kreuzlingen, Lausanne, Lucerne, Lugano, Neuchâtel, St. Gallen, Zug, Zurich.
Member of the Swiss Chamber of Auditors

Report of the Capital Increase Auditors

UBS AG (Parent Bank)
Report of the Capital Increase Auditors

Ernst & Young

■ Ernst & Young Ltd
Aeschengraben 9
P.O. Box 2149
CH-4002 Basel

■ Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the Board of Directors of

UBS AG, Zurich and Basel

Basel, 16 February 2004

Confirmation in respect of conditional capital increase

As auditor of the capital increase of UBS AG, we have audited the issue of new shares related to employee stock option plans of Paine Webber Group Inc., New York, during the period between 1 January 2003 and 31 December 2003 in accordance with the provisions of the Swiss law.

The issue of new shares in accordance with the provisions in the company's articles of association is the responsibility of the board of directors. Our responsibility is to express an opinion whether the issue of new shares is accordance with the provisions of the Swiss law and the company's articles of association. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the issue of new shares was free from material errors. We have performed the audit procedures appropriate in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the issue of 2'719'166 registered shares of a nominal value of CHF 0.80 was in accordance with the provisions of the Swiss law and the company's articles of association.

Ernst & Young Ltd

Roger K. Perkin	Peter Heckendorn
Chartered Accountant	lic. oec.
(in charge of the audit)	(in charge of the audit)

■ Offices in Aarau, Baden, Basel, Berne, Geneva, Kreuzlingen, Lausanne, Lucerne, Lugano, Neuchâtel, St.Gallen, Zug, Zurich.
Member of the Swiss Chamber of Auditors.

Additional Disclosure Required
under SEC Regulations

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

B – Selected Financial Data

The tables below set forth, for the periods and dates indicated, information concerning the noon buying rate for the Swiss franc, expressed in United States dollars, or USD, per one Swiss franc. The noon buying rate is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

     On 27 February 2004 the noon buying rate was 0.7921 USD per 1 CHF.

			Average rate[1]
Year ended 31 December	High	Low	(USD per 1 CHF)	At period end

1999	0.7361	0.6244	0.6605	0.6277
2000	0.6441	0.5479	0.5912	0.6172
2001	0.6331	0.5495	0.5910	0.5857
2002	0.7229	0.5817	0.6453	0.7229
2003	0.8189	0.7048	0.7493	0.8069

Month	High	Low

September 2003	0.7581	0.7048
October 2003	0.7618	0.7468
November 2003	0.7745	0.7261
December 2003	0.8069	0.7709
January 2004	0.8036	0.7958
February 2004	0.8152	0.7891

1 The average of the noon buying rates on the last business day of each full month during the relevant period.

Additional Disclosure Required
under SEC Regulations

B – Selected Financial Data (continued)

CHF million, except where indicated
For the year ended	31.12.03	31.12.02	31.12.01	31.12.00	31.12.99

Income statement data
Interest income	40,159	39,963	52,277	51,745	35,604
Interest expense	27,860	29,417	44,236	43,615	29,695
Net interest income	12,299	10,546	8,041	8,130	5,909
Credit loss (expense) / recovery	(116)	(206)	(498)	130	(956)
Net interest income after credit loss (expense) / recovery	12,183	10,340	7,543	8,260	4,953
Net fee and commission income	17,345	18,221	20,211	16,703	12,607
Net trading income	3,883	5,572	8,802	9,953	7,719
Other income	561	(12)	558	1,486	3,146
Operating income	33,972	34,121	37,114	36,402	28,425
Operating expenses	25,624	29,577	30,396	26,203	20,532
Operating profit before tax	8,348	4,544	6,718	10,199	7,893
Tax expense / (benefit)	1,618	678	1,401	2,320	1,686
Minority interests	(345)	(331)	(344)	(87)	(54)
Net profit	6,385	3,535	4,973	7,792	6,153
Cost / income ratio (%) [1]	75.2	86.2	80.8	72.2	69.9

Per share data (CHF)
Basic earnings per share [2]	5.72	2.92	3.93	6.44	5.07
Diluted earnings per share [2]	5.61	2.87	3.78	6.35	5.02
Cash dividends declared per share (CHF) [3]	2.60	2.00	0.00	1.50	1.83
Cash dividends equivalent in USD [3]		1.46	0.00	0.86	1.10
Dividend payout ratio (%) [3]	45.45	68.49		23.28	36.18

Rates of return (%)
Return on shareholders’ equity [4]	18.2	8.9	11.7	21.5	22.4
Return on average equity	17.1	8.3	11.3	22.0	18.6
Return on average assets	0.41	0.24	0.36	0.70	0.65

1 Operating expenses/operating income before credit loss expense.   2 For EPS calculation, see Note 8 to the Financial Statements.   3 Dividends are normally declared and paid in the year subsequent to the reporting period. In 2000, as part of the arrangements of the acquisition of PaineWebber, a dividend of CHF 1.50 was paid on 5 October 2000 in respect of the nine months ended 30 September 2000. Prior to the merger between Union Bank of Switzerland and Swiss Bank Corporation, each paid dividends in accordance with its own dividend policies. In 2001 a further amount of CHF 1.60 per share was distributed to shareholders in the form of a par value reduction, in respect of 2000. No dividend was paid out for the year 2001. A par value reduction of CHF 2.00 per share was paid on 10 July 2002. A dividend of CHF 2.00 per share was paid on 23 April 2003, and a dividend of CHF 2.60 per share will be paid on 20 April 2004 subject to approval by shareholders at the Annual General Meeting. The USD amount per share will be determined on 16 April 2004.   4 Net profit/average Shareholders’ equity excluding dividends.

B – Selected Financial Data (continued)

CHF million, except where indicated
As at	31.12.03	31.12.02	31.12.01	31.12.00	31.12.99

Balance sheet data
Total assets	1,386,000	1,181,118	1,253,297	1,087,552	896,556
Shareholders’ equity	35,446	38,991	43,530	44,833	30,608
Average equity to average assets (%)	2.38	3.14	3.49	3.17	3.52

Market capitalization	95,401	79,448	105,475	112,666	92,642

Shares
Registered ordinary shares	1,183,046,764	1,256,297,678	1,281,717,499	1,333,139,187	1,292,679,486
Own shares to be delivered	0	0	0	28,444,788	0
Treasury shares	111,360,692	97,181,094	41,254,951	55,265,349	110,621,142

BIS capital ratios
Tier 1 (%)	11.8	11.3	11.6	11.7	10.6
Total BIS (%)	13.3	13.8	14.8	15.7	14.5
Risk-weighted assets	251,901	238,790	253,735	273,290	273,107

Invested assets (CHF billion)	2,209	2,037	2,448	2,445	1,744

Headcount (full-time equivalents)
Switzerland	26,662	27,972	29,163	30,215	32,843
Europe (excluding Switzerland)	9,906	10,009	9,650	9,286	7,892
Americas	25,511	27,350	27,463	28,114	5,025
Asia Pacific	3,850	3,730	3,709	3,461	3,298
Total	65,929	69,061	69,985	71,076	49,058

Long-term ratings [1]
Fitch, London	AA+	AAA	AAA	AAA	AAA
Moody’s, New York	Aa2	AA2	AA2	Aa1	Aa1
Standard & Poor’s, New York	AA+	AA+	AA+	AA+	AA+

1 See the Handbook 2003/2004, page 74 for information about the nature of these ratings.

Balance Sheet Data

CHF million
As at	31.12.03	31.12.02	31.12.01	31.12.00	31.12.99

Assets
Total assets	1,386,000	1,181,118	1,253,297	1,087,552	896,556
Due from banks	31,667	32,468	27,526	29,147	29,907
Cash collateral on securities borrowed	213,932	139,052	162,938	177,857	113,162
Reverse repurchase agreements	320,587	294,086	269,256	193,801	132,391
Trading portfolio assets	461,772	371,436	397,886	315,588	211,932
Positive replacement values	84,334	82,092	73,447	57,875	62,957
Loans	212,504	211,647	226,545	244,842	234,858

Liabilities
Due to banks	127,153	83,178	106,531	82,240	76,365
Cash collateral on securities lent	53,278	36,870	30,317	23,418	12,832
Repurchase agreements	415,863	366,858	368,620	295,513	196,914
Trading portfolio liabilities	143,957	106,453	105,798	82,632	54,638
Negative replacement values	93,646	81,282	71,443	75,923	95,786
Due to customers	347,358	306,876	333,781	310,679	279,960
Debt issued	120,237	129,411	156,218	129,635	120,987
Shareholders’ equity	35,446	38,991	43,530	44,833	30,608

Additional Disclosure Required
under SEC Regulations

B – Selected Financial Data (continued)

US GAAP Income Statement Data

CHF million
For the year ended	31.12.03	31.12.02	31.12.01	31.12.00	31.12.99

Operating income
Interest income	39,940	39,679	51,907	51,565	35,404
Interest expense	(27,700)	(29,334)	(44,096)	(43,584)	(29,660)

Net interest income	12,240	10,345	7,811	7,981	5,744
Credit loss (expense) / recovery	(116)	(206)	(498)	130	(956)

Net interest income after credit loss (expense) / recovery	12,124	10,139	7,313	8,111	4,788

Net fee and commission income	17,345	18,221	20,211	16,703	12,607
Net trading income	4,065	6,031	8,959	8,597	7,174
Other income	380	96	534	1,514	3,182

Total operating income	33,914	34,487	37,017	34,925	27,751

Operating expenses
Personnel expenses	17,615	18,610	19,713	17,262	12,483
General and administrative expenses	6,086	7,072	7,631	6,813	6,664
Depreciation of property and equipment	1,396	1,613	1,815	1,800	1,619
Amortization of goodwill	0	0	2,484	2,018	1,793
Amortization of other intangible assets	112	1,443	298	134	42
Restructuring costs	0	0	112	191	750

Total operating expenses	25,209	28,738	32,053	28,218	23,351

Operating profit / (loss) before tax and minority interests	8,705	5,749	4,964	6,707	4,400

Tax expense / (benefit)	1,842	511	1,386	2,183	1,509

Net profit / (loss) before minority interests	6,863	5,238	3,578	4,524	2,891

Minority interests	(350)	(331)	(344)	(87)	(54)
Change in accounting principle: cumulative effect of adoption of “AICPA Audit and Accounting Guide, Audits of Investment Companies” on certain financial investments, net of tax [1]	0	639	0	0	0

Net profit / (loss)	6,513	5,546	3,234	4,437	2,837

1 Please refer to Note 40.1(e) to the Consolidated Financial Statements under the heading “Financial investments and private equity”,  for further information about this item.

B – Selected Financial Data (continued)

US GAAP Balance Sheet Data

CHF million
As at	31.12.03	31.12.02	31.12.01	31.12.00	31.12.99

Assets
Total assets	1,533,957	1,296,938	1,361,920	1,124,554	893,525

Due from banks	31,685	32,481	27,550	29,182	29,954
Cash collateral on securities borrowed	211,058	139,073	162,566	177,857	113,162
Reverse repurchase agreements	320,587	294,086	269,256	193,801	132,391
Trading portfolio assets	544,492	441,845	455,406	318,788	228,230
Positive replacement values [1]	84,034	83,757	73,474	57,775	62,294
Loans	212,554	211,755	226,747	245,214	235,401
Goodwill	26,775	28,127	29,255	31,016	21,163
Other intangible assets	1,174	1,222	4,510	4,710	265
Other assets	64,381	21,314	36,972	27,955	18,717

Liabilities
Due to banks	127,385	83,178	106,531	82,240	76,363
Cash collateral on securities lent	51,157	36,870	30,317	23,418	12,832
Repurchase agreements	415,863	366,858	368,620	295,513	173,840
Trading portfolio liabilities	149,380	117,721	119,528	87,832	52,658
Obligation to return securities received as collateral	13,071	16,308	10,931	0	0
Negative replacement values [1]	161,086	132,354	116,666	75,423	95,004
Due to customers	347,358	306,872	333,766	310,686	279,971
Accrued expenses and deferred income	13,673	15,330	17,289	21,038	12,040
Debt issued	123,259	129,527	156,462	129,750	120,704
Shareholders’ equity	53,174	55,576	59,282	62,960	51,833

1 Positive and negative replacement values represent the fair value of derivative instruments.

Ratio of Earnings to Fixed Charges

The following table sets forth UBS’s ratio of earnings to fixed charges, for the periods indicated. Ratios of earnings to combined fixed charges and preferred stock dividends requirements are not presented as there were no preferred share dividends in any of the periods indicated.

For the year ended	31.12.03	31.12.02	31.12.01	31.12.00	31.12.99

IFRS [1]	1.28	1.14	1.14	1.23	1.25
US GAAP [1]	1.29	1.18	1.10	1.15	1.14

1 The ratio is provided using both IFRS and US GAAP values, since the ratio is materially different under the two accounting standards.

C – Information on the Company

Property, Plant and Equipment

At 31 December 2003, UBS operated about 1,317 business locations worldwide, of which about 50% were in Switzerland, 10% in the rest of Europe, Middle East and Africa, 38% in the Americas and 2% in Asia Pacific.
     32% of the business locations in Switzerland
were owned directly by UBS with the remainder, along with most of UBS’s offices outside Switzerland, being held under commercial leases.
     These premises are subject to continuous maintenance and upgrading and are considered suitable and adequate for our current and anticipated operations.

Additional Disclosure Required
under SEC Regulations

D – Information Required by Industry Guide 3

Selected Statistical Information

The tables below set forth selected statistical information regarding the Group’s banking operations extracted from the Financial Statements. Unless otherwise indicated, average balances for the year ended 31 December 2003, 31 December
2002 and 31 December 2001 are calculated from monthly data. The distinction between domestic and foreign is generally based on the booking location. For loans, this method is not significantly different from an analysis based on the domicile of the borrower.

Average Balances and Interest Rates

The following table sets forth average interest-earning assets and average interest-bearing liabilities, along with the average rates, for the years ended 31 December 2003, 2002 and 2001.

	31.12.03			31.12.02			31.12.01
	Average		Average	Average		Average	Average		Average
CHF million, except where indicated	balance	Interest	rate (%)	balance	Interest	rate (%)	balance	Interest	rate (%)

Assets
Due from banks
Domestic	11,417	200	1.8	12,534	388	3.1	11,753	1,055	9.0
Foreign	20,997	1,035	4.9	17,603	634	3.6	15,528	1,823	11.7
Cash collateral on securities borrowed and reverse repurchase agreements
Domestic	6,576	200	3.0	5,471	235	4.3	7,868	563	7.2
Foreign	582,152	10,948	1.9	573,576	10,949	1.9	474,295	17,774	3.7
Trading portfolio assets
Domestic	7,990	222	2.8	7,812	269	3.4	12,940	307	2.4
Foreign – taxable	407,867	18,151	4.5	373,810	16,714	4.5	332,126	16,183	4.9
Foreign – non-taxable	1,668	21	1.3	1,720	31	1.8	1,450	42	2.9
Foreign – total	409,535	18,172	4.4	375,530	16,745	4.5	333,576	16,225	4.9
Loans
Domestic	165,397	6,437	3.9	170,641	6,987	4.1	177,404	8,017	4.5
Foreign	51,457	1,805	3.5	55,199	1,789	3.2	72,176	3,090	4.3
Financial investments
Domestic	1,988	40	2.0	3,794	60	1.6	4,598	90	2.0
Foreign – taxable	4,798	35	0.7	8,781	105	1.2	39,252	363	0.9
Foreign – non-taxable	0	0	0.0	0	0	0.0	0	0	0.0
Foreign – total	4,798	35	0.7	8,781	105	1.2	39,252	363	0.9

Total interest-earning assets	1,262,307	39,094	3.1	1,230,941	38,161	3.1	1,149,390	49,307	4.3
Net interest on swaps		1,065			1,802			2,970

Interest income and average interest-earning assets	1,262,307	40,159	3.2	1,230,941	39,963	3.2	1,149,390	52,277	4.5
Non-interest-earning assets
Positive replacement values	250,871			190,063			153,687
Fixed assets	11,643			12,532			13,376
Other	40,104			53,293			46,954

Total average assets	1,564,925			1,486,829			1,363,407

D – Information Required by Industry Guide 3 (continued)

Average Balances and Interest Rates (continued)

	31.12.03			31.12.02			31.12.01
	Average		Average	Average		Average	Average		Average
CHF million, except where indicated	balance	Interest	rate (%)	balance	Interest	rate (%)	balance	Interest	rate (%)

Liabilities and Equity
Due to banks
Domestic	28,719	150	0.5	28,625	452	1.6	36,260	1,424	3.9
Foreign	72,757	1,751	2.4	60,621	1,362	2.2	61,642	3,506	5.7
Cash collateral on securities lent and repurchase agreements
Domestic	23,287	295	1.3	18,382	355	1.9	13,147	600	4.6
Foreign	515,665	9,328	1.8	523,375	9,726	1.9	415,121	13,917	3.4
Trading portfolio liabilities
Domestic	3,252	156	4.8	3,239	146	4.5	2,526	1	0.0
Foreign	127,104	9,945	7.8	109,013	8,220	7.5	94,597	7,814	8.3
Due to customers
Domestic – demand deposits	55,496	100	0.2	42,484	435	1.0	41,664	715	1.7
Domestic – savings deposits	81,963	527	0.6	71,465	625	0.9	66,089	716	1.1
Domestic – time deposits	21,125	395	1.9	27,646	447	1.6	31,261	989	3.2
Domestic – total	158,584	1,022	0.6	141,595	1,507	1.1	139,014	2,420	1.7
Foreign [1]	161,942	2,170	1.3	172,650	3,062	1.8	187,783	6,738	3.6
Short-term debt
Domestic	64	0	0.0	69	0	0.0	69	0	0.0
Foreign	73,193	1,015	1.4	91,616	1,915	2.1	96,184	4,227	4.4
Long-term debt
Domestic	6,413	188	2.9	10,082	433	4.3	12,754	587	4.6
Foreign	52,216	1,840	3.5	46,930	2,239	4.8	43,798	3,002	6.9

Total interest-bearing liabilities	1,223,196	27,860	2.3	1,206,197	29,417	2.4	1,102,895	44,236	4.0
Non-interest-bearing liabilities
Negative replacement values	257,075			192,659			165,220
Other	47,410			45,217			51,308

Total liabilities	1,527,681			1,444,073			1,319,423
Shareholders’ equity	37,244			42,756			43,984

Total average liabilities and shareholders’ equity	1,564,925			1,486,829			1,363,407

Net interest income		12,299			10,546			8,041
Net yield on interest-earning assets			1.0			0.9			0.7

1 Due to customers in foreign offices consists mainly of time deposits.

The percentage of total average interest-earning assets attributable to foreign activities was 85% for 2003 (84% for 2002 and 81% for 2001). The percentage of total average interest-bearing liabilities attributable to foreign activities was 82% for 2003 (83% for 2002 and 82% for 2001). All assets and liabilities are translated into CHF at uniform month-end rates. Interest income and expense are translated at monthly average rates.
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

Additional Disclosure
Required under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Analysis of Changes in Interest Income and Expense

The following tables allocate, by categories of interest-earning assets and interest-bearing liabilities, the changes in interest income and expense due to changes in volume and interest rates for the year ended 31 December 2003 compared to the year ended 31 December 2002, and for the year ended 31 December 2002 compared to the year ended 31 December 2001. Volume and rate variances have been calculated on movements in average balances and changes in interest rates. Changes due to a combination of volume and rates have been allocated proportionally. Refer to page 213 of Industry Guide 3 for a discussion of the treatment of impaired, non-performing and restructured loans.

	2003 compared to 2002			2002 compared to 2001
	Increase/(decrease)			Increase/(decrease)
	due to changes in			due to changes in
	Average	Average	Net	Average	Average	Net
CHF million	volume	rate	change	volume	rate	change

Interest income from interest-earning assets
Due from banks
Domestic	(35)	(153)	(188)	70	(737)	(667)
Foreign	122	279	401	243	(1,432)	(1,189)
Cash collateral on securities borrowed and reverse repurchase agreements
Domestic	48	(83)	(35)	(173)	(155)	(328)
Foreign	163	(164)	(1)	3,673	(10,498)	(6,825)
Trading portfolio assets
Domestic	6	(53)	(47)	(123)	85	(38)
Foreign – taxable	1,533	(96)	1,437	2,043	(1,512)	531
Foreign – non-taxable	(1)	(9)	(10)	8	(19)	(11)
Foreign – total	1,532	(105)	1,427	2,051	(1,531)	520
Loans
Domestic	(215)	(335)	(550)	(304)	(726)	(1,030)
Foreign	(120)	136	16	(730)	(571)	(1,301)
Financial investments
Domestic	(29)	9	(20)	(16)	(14)	(30)
Foreign – taxable	(48)	(22)	(70)	(274)	16	(258)
Foreign – non-taxable	0	0	0	0	0	0
Foreign – total	(48)	(22)	(70)	(274)	16	(258)

Interest income
Domestic	(225)	(615)	(840)	(546)	(1,547)	(2,093)
Foreign	1,649	124	1,773	4,963	(14,016)	(9,053)

Total interest income from interest-earning assets	1,424	(491)	933	4,417	(15,563)	(11,146)
Net interest on swaps			(737)			(1,168)

Total interest income			196			(12,314)

D – Information Required by Industry Guide 3 (continued)

Analysis of Changes in Interest Income and Expense (continued)

	2003 compared to 2002			2002 compared to 2001
	Increase/(decrease)			Increase/(decrease)
	due to changes in			due to changes in
	Average	Average	Net	Average	Average	Net
CHF million	volume	rate	change	volume	rate	change

Interest expense on interest-bearing liabilities
Due to banks
Domestic	2	(304)	(302)	(298)	(674)	(972)
Foreign	267	122	389	(58)	(2,086)	(2,144)
Cash collateral on securities lent and repurchase agreements
Domestic	93	(153)	(60)	241	(486)	(245)
Foreign	(146)	(252)	(398)	3,681	(7,872)	(4,191)
Trading portfolio liabilities
Domestic	1	9	10	0	145	145
Foreign	1,357	368	1,725	1,197	(791)	406
Due to customers
Domestic – demand deposits	130	(465)	(335)	14	(294)	(280)
Domestic – savings deposits	94	(192)	(98)	59	(150)	(91)
Domestic – time deposits	(104)	52	(52)	(116)	(426)	(542)
Domestic – total	120	(605)	(485)	(43)	(870)	(913)
Foreign	(193)	(699)	(892)	(545)	(3,131)	(3,676)
Short-term debt
Domestic	0	0	0	0	0	0
Foreign	(387)	(513)	(900)	(201)	(2,111)	(2,312)
Long-term debt
Domestic	(158)	(87)	(245)	(123)	(31)	(154)
Foreign	254	(653)	(399)	216	(979)	(763)

Interest expense
Domestic	58	(1,140)	(1,082)	(223)	(1,916)	(2,139)
Foreign	1,152	(1,627)	(475)	4,290	(16,970)	(12,680)

Total interest expense	1,210	(2,767)	(1,557)	4,067	(18,886)	(14,819)

Additional Disclosure Required
under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Deposits

The following table analyzes average deposits and the average rates on each deposit category listed below for the years ended 31 December 2003, 2002 and 2001. The geographic allocation is based on the location of the office or branch where the deposit is made. Deposits by foreign depositors in domestic offices were CHF 92,858 million, CHF 43,914 million and CHF 54,095 million at 31 December 2003, 31 December 2002 and 31 December 2001, respectively.

	31.12.03		31.12.02		31.12.01
	Average	Average	Average	Average	Average	Average
CHF million, except where indicated	deposit	rate (%)	deposit	rate (%)	deposit	rate (%)

Banks
Domestic offices
Demand deposits	3,836	0.0	3,524	0.7	3,741	1.2
Time deposits	7,581	0.6	9,010	1.7	8,012	4.2

Total domestic offices	11,417	0.4	12,534	1.4	11,753	3.3

Foreign offices
Interest-bearing deposits [1]	20,997	2.4	17,603	2.2	15,528	5.7

Total due to banks	32,414	1.7	30,137	1.9	27,281	4.6

Customer accounts
Domestic offices
Demand deposits	55,496	0.2	42,484	1.0	41,664	1.7
Savings deposits	81,963	0.6	71,465	0.9	66,089	1.1
Time deposits	21,125	1.9	27,646	1.6	31,261	3.2

Total domestic offices	158,584	0.6	141,595	1.1	139,014	1.7

Foreign offices
Interest-bearing deposits [1]	161,942	1.3	172,650	1.8	187,783	3.6

Total due to customers	320,526	1.0	314,245	1.5	326,797	2.8

1 Mainly time deposits.

At 31 December 2003, the maturity of time deposits exceeding CHF 150,000, or an equivalent amount in other currencies, was as follows:

CHF million	Domestic	Foreign

Within 3 months	22,382	122,522
3 to 6 months	1,492	3,354
6 to 12 months	1,335	2,384
1 to 5 years	483	2,172
Over 5 years	94	1,241

Total time deposits	25,786	131,673

D – Information Required by Industry Guide 3 (continued)

Short-term Borrowings

The following table presents our period-end, average and maximum month-end outstanding amounts for short-term borrowings, along with the average rates and period-end rates at and for the years ended 31 December 2003, 2002 and 2001.

	Money market paper issued			Due to banks			Repurchase agreements [1]
CHF million, except where indicated	31.12.03	31.12.02	31.12.01	31.12.03	31.12.02	31.12.01	31.12.03	31.12.02	31.12.01

Period-end balance	58,115	72,800	99,006	89,303	48,780	77,312	500,592	464,020	462,316
Average balance	73,257	91,685	96,253	69,062	59,109	70,621	498,679	509,572	400,648
Maximum month-end balance	92,605	108,463	117,022	96,694	77,312	85,808	593,738	593,786	502,578
Average interest rate during the period (%)	1.4	2.1	4.4	2.8	3.1	7.0	1.8	1.8	3.2
Average interest rate at period-end (%)	1.3	1.5	2.6	1.5	2.0	2.2	1.3	1.7	2.9

1 For the purpose of this disclosure, balances are presented on a gross basis.

Additional Disclosure Required
under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Contractual Maturities of the Investments in Debt Instruments

	Within 1 year		1–5 years		5–10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2003[1]
Swiss national government and agencies	3	6.61	4	2.92	6	3.80	1	4.00
Swiss local governments	5	3.90	20	2.01	0	0.00	0	0.00
Foreign governments and official institutions	45	1.89	9	1.49	0	0.00	0	0.00
Corporate debt securities	81	1.09	68	3.53	7	7.38	0	0.00
Mortgage-backed securities	0	0.00	0	0.00	0	0.00	0	0.00
Other debt securities	4	0.00	8	0.00	0	0.00	0	0.00

Total fair value	138		109		13		1

1 Money market papers have contractual maturities of less than one year.

	Within 1 year		1–5 years		5–10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2002[1]
Swiss national government and agencies	0	0.00	7	4.88	8	3.86	1	4.00
Swiss local governments	8	4.02	30	3.94	4	3.59	0	0.00
US Treasury and agencies	0	0.00	0	0.00	0	0.00	0	0.00
Foreign governments and official institutions	35	4.63	45	3.13	1	6.12	0	0.00
Corporate debt securities	675	2.23	249	2.64	19	3.41	21	8.02
Mortgage-backed securities	4	2.25	15	3.97	4	4.03	0	0.00
Other debt securities	1	4.77	48	2.65	0	0.00	0	0.00

Total fair value	723		394		36		22

1 Money market papers have contractual maturities of less than one year.

	Within 1 year		1–5 years		5–10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2001[1]
Swiss national government and agencies	9	5.26	10	4.50	16	3.43	1	4.00
Swiss local governments	3	4.36	38	3.90	4	3.59	0	0.00
US Treasury and agencies	0	0.00	24	4.38	8	5.15	0	0.00
Foreign governments and official institutions	5,014	0.97	5,048	1.01	27	2.88	0	0.00
Corporate debt securities	63	4.53	1,102	4.59	30	3.22	23	15.37	[2]
Mortgage-backed securities	0	0.00	5	5.41	0	0.00	0	0.00
Other debt securities	2	4.77	87	3.91	28	3.56	0	0.00

Total fair value	5,091		6,314		113		24

1 Money market papers have contractual maturities of less than one year.  2 The yield presented is the current contractual yield based on current market rates at 31 December 2001, but may not represent the yield through maturity since this is a floating rate debt instrument.

D – Information Required by Industry Guide 3 (continued)

Due from Banks and Loans (gross)

Loans are widely dispersed over industry sectors both within and outside of Switzerland. With the exceptions of private households (foreign and domestic) and banks and financial institutions outside Switzerland and real estate and rentals in Switzerland, there is no material concentration of loans. For further discussion of the loan portfolio, see the Handbook 2003 / 2004. The following table illustrates the diversification of the loan portfolio among industry sectors at 31 December 2003, 2002, 2001, 2000 and 1999. The industry categories presented are consistent with the classification of loans for reporting to the Swiss Federal Banking Commission and Swiss National Bank.

CHF million	31.12.03	31.12.02	31.12.01	31.12.00	31.12.99

Domestic
Banks	619	1,029	1,533	2,896	5,802
Construction	2,175	2,838	3,499	4,870	6,577
Financial institutions	4,009	4,301	5,673	5,725	9,387
Hotels and restaurants	2,440	2,655	2,950	3,526	4,259
Manufacturing [1]	6,478	7,237	8,686	9,577	11,377
Private households	102,181	95,295	93,746	91,667	93,846
Public authorities	5,251	5,529	5,222	5,658	5,277
Real estate and rentals	12,449	13,573	14,992	16,673	19,835
Retail and wholesale	6,062	7,172	8,674	9,635	10,904
Services [2]	9,493	10,237	12,161	11,767	14,862
Other [3]	1,217	1,738	1,860	2,651	1,818

Total domestic	152,374	151,604	158,996	164,645	183,944

Foreign [4]
Banks	31,405	31,882	26,728	27,168	24,983
Chemicals	245	519	1,080	1,423
Construction	84	153	266	773
Electricity, gas and water supply	249	1,105	977	1,584
Financial institutions	23,493	18,378	14,458	20,348
Manufacturing [5]	2,421	2,300	4,258	4,596
Mining	1,114	868	1,313	2,070
Private households	21,194	33,063	25,619	29,470
Public authorities	1,224	2,628	6,454	11,754
Real estate and rentals	473	616	10,227	5,077
Retail and wholesale	1,880	1,367	1,732	1,862
Services	7,983	1,654	4,786	1,585
Transport, storage and communication	3,658	676	2,117	993
Other [6]	410	2,557	2,973	11,168	69,087

Total foreign	95,833	97,766	102,988	119,871	94,070

Total gross	248,207	249,370	261,984	284,516	278,014

1 Includes chemicals, food and beverages.  2 Includes transportation, communication, health and social work, education and other social and personal service activities.  3 Includes mining and electricity, gas and water supply.  4 For 1999, no detailed industry classifications are available.  5 Includes food and beverages.   6 Includes hotels and restaurants.

Additional Disclosure Required
under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Due from Banks and Loans (gross) (continued)

The following table analyzes the Group’s mortgage portfolio by geographic origin of the client and type of mortgage at 31 December 2003, 2002, 2001, 2000 and 1999. Mortgages are included in the industry categories mentioned above.

CHF million	31.12.03	31.12.02	31.12.01	31.12.00	31.12.99

Mortgages
Domestic	122,069	116,359	116,628	116,348	126,677
Foreign	7,073	11,510	9,583	4,206	1,310

Total gross mortgages	129,142	127,869	126,211	120,554	127,987

Mortgages
Residential	110,239	108,779	101,969	96,181	91,408
Commercial	18,903	19,090	24,242	24,373	36,579

Total gross mortgages	129,142	127,869	126,211	120,554	127,987

Due from Banks and Loan Maturities (gross)

The following table discloses due from banks and loans by maturity at 31 December 2003. The determination of maturities is based on contract terms. Information on interest rate sensitivities can be found in Note 29 to the UBS Financial Statements.

CHF million	Within 1 year	1 to 5 years	Over 5 years	Total

Domestic
Banks	619	0	0	619
Mortgages	56,604	58,666	6,799	122,069
Other loans	21,695	6,528	1,463	29,686

Total domestic	78,918	65,194	8,262	152,374

Foreign
Banks	29,587	1,382	436	31,405
Mortgages	6,287	732	54	7,073
Other loans	54,220	2,419	716	57,355

Total foreign	90,094	4,533	1,206	95,833

Total gross	169,012	69,727	9,468	248,207

At 31 December 2003, the total amount of due from banks and loans due after one year granted at fixed and floating rates are as follows:

CHF million	1 to 5 years	Over 5 years	Total

Fixed rate loans	67,134	8,856	75,990
Adjustable or floating rate loans	2,593	612	3,205

Total	69,727	9,468	79,195

D – Information Required by Industry Guide 3 (continued)

Impaired, Non-performing and Restructured Loans

A loan (included in due from banks and loans) is classified as impaired if the book value of the claim exceeds the present value of the cash flows actually expected in future periods – interest payments, scheduled principal repayments, or other payments due (for example on guarantees), and including liquidation of collateral where available. Within this category, we further classify loans as non-performing where payment of interest, principal or fees is overdue by more than 90 days or – as required by Swiss regulatory guidelines as at 31 December 2003 – when insolvency proceedings have commenced or obligations have been restructured on concessionary terms.

     The gross interest income that would have been recorded on non-performing loans was CHF 171 million for domestic loans and CHF 23 million for foreign loans for the year ended 31 December 2003, CHF 148 million for domes-

tic loans and CHF 53 million for foreign loans for the year ended 31 December 2002, CHF 336 million for all non-performing loans for the year ended 31 December 2001 and CHF 182 million for all non-performing loans for the year ended 31 December 2000. The amount of interest income that was included in net income for those loans was CHF 163 million for domestic loans and CHF 8 million for foreign loans for the year ended 31 December 2003, CHF 152 million for domestic loans and CHF 22 million for foreign loans for the year ended 31 December 2002 and CHF 201 million for all non-performing loans for the year ended 31 December 2001. There was no interest income recorded in net income for non-performing loans in 2000. The table below provides an analysis of the Group’s non-performing loans, for further information see the Handbook 2003 / 2004.

CHF million	31.12.03	31.12.02	31.12.01	31.12.00	31.12.99

Non-performing due from banks and loans:
Domestic	4,012	4,609	6,531	7,588	11,435
Foreign	947	1,420	2,108	2,864	1,638

Total non-performing due from banks and loans	4,959	6,029	8,639	10,452	13,073

Foreign restructured due from banks and loans [1]				179	287

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

In addition to the non-performing due from banks and loans shown above, the Group had CHF 2,647 million, CHF 4,336 million, CHF 5,990 million, CHF 8,042 million and CHF 9,383 million in “other impaired loans” for the years ended 31 December 2003, 2002, 2001, 2000 and 1999, respectively. For the years ended 31 December 2002, 2001, 2000 and 1999, respectively, these are loans that are current, or less than

90 days in arrears, with respect to payment of principal or interest; and for the year ended 31 December 2003, these are loans not considered “non-performing” in accordance with Swiss regulatory guidelines, however, the Group’s credit officers have expressed doubts as to the ability of the borrowers to repay the loans. As at 31 December 2003 specific allowances of CHF 991 million had been established against these loans.

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

     The following tables list those countries for which cross-border outstandings exceeded 0.75% of total assets at 31 December 2003, 2002 and 2001. At 31 December 2003, there were no outstandings that exceeded 0.75% of total assets in any country currently facing liquidity problems that the Group expects would materially affect the country’s ability to service its obligations.
     For more information on cross-border exposure, see the Handbook 2003 / 2004.

D — Information Required by Industry Guide 3 (continued)

	31.12.03
	Banking products		Traded	Tradable		% of total
CHF million	Banks	Non-banks	products[1]	assets[2]	Total	assets

United States	916	288	17,470	108,050	126,724	9.1
Italy	1,041	967	8,714	14,547	25,269	1.8
Germany	1,928	3,814	13,307	5,605	24,654	1.8
United Kingdom	4,223	525	4,374	11,112	20,234	1.5
France	441	1,505	4,450	8,320	14,716	1.1
Japan	7	300	1,622	11,548	13,477	1.0

	31.12.02
	Banking products		Traded	Tradable		% of total
CHF million	Banks	Non-banks	products[1]	assets[2]	Total	assets

United States	1,083	698	27,617	95,046	124,444	10.5
Germany	2,590	4,732	13,101	9,104	29,527	2.5
Italy	1,139	296	7,229	14,852	23,516	2.0
United Kingdom	4,161	606	5,437	12,106	22,310	1.9
France	2,077	1,805	5,710	11,403	20,995	1.8
Australia	133	535	4,514	6,651	11,833	1.0
Canada	130	872	4,964	5,115	11,081	0.9
Japan	312	88	1,766	7,816	9,982	0.8
Cayman Islands	7	1,175	5,054	3,387	9,623	0.8
Netherlands	289	1,548	4,110	3,313	9,260	0.8

	31.12.01
	Banking products		Traded	Tradable		% of total
CHF million	Banks	Non-banks	products[1]	assets[2]	Total	assets

United States	2,360	1,284	31,129	114,615	149,388	11.9
United Kingdom	2,483	543	9,128	27,754	39,908	3.2
Germany	3,605	6,395	11,962	11,755	33,717	2.7
Japan	640	770	4,442	22,995	28,847	2.3
Italy	1,086	498	11,628	11,180	24,392	1.9
France	159	2,043	4,114	8,052	14,368	1.1
Canada	114	950	5,220	8,038	14,322	1.1
Netherlands	1,834	2,414	6,126	3,110	13,484	1.1

1 Traded products consist of derivative instruments and repurchase agreements.   2 Tradable assets consist of equity and fixed income financial instruments held for trading purposes, which are marked to market on a daily basis and private equity investments at the lower of book or market value.

Additional Disclosure Required
under SEC Regulations

D — Information Required by Industry Guide 3 (continued)

Summary of Movements in Allowances and Provisions for Credit Losses

The following table provides an analysis of movements in allowances and provisions for credit losses.

     As a result of Swiss bankruptcy laws, banks write off loans against allowances only upon final settlement of bankruptcy proceedings, the sale of the underlying assets and / or in case of debt forgiveness. Under Swiss law, a creditor can continue to collect from a debtor who has emerged from bankruptcy, unless the debt has been forgiven through a formal agreement.

CHF million	31.12.03	31.12.02	31.12.01	31.12.00	31.12.99

Balance at beginning of year	5,621	8,218	10,581	13,398	14,978
Write offs
Domestic
Banks	0	0	0	0	(4)
Construction	(73)	(148)	(248)	(261)	(296)
Financial institutions	(37)	(103)	(51)	(178)	(92)
Hotels and restaurants	(57)	(48)	(52)	(193)	(137)
Manufacturing [1]	(121)	(275)	(109)	(264)	(242)
Private households	(262)	(536)	(1,297)	(640)	(598)
Public authorities	(18)	0	0	0	0
Real estate and rentals	(206)	(357)	(317)	(729)	(823)
Retail and wholesale	(67)	(101)	(115)	(160)	(210)
Services [2]	(111)	(155)	(93)	(227)	(315)
Other [3]	(43)	(49)	(46)	(30)	(41)

Total domestic write offs	(995)	(1,772)	(2,328)	(2,682)	(2,758)

Foreign [4]
Banks	(17)	(49)	(24)	(15)
Chemicals	0	0	(2)	0
Construction	0	0	(10)	(13)
Electricity, gas and water supply	0	(36)	(63)	(3)
Financial institutions	(112)	(228)	(74)	(33)
Manufacturing [5]	(77)	(70)	(119)	(11)
Mining	(15)	(1)	(304)	0
Private households	(11)	(65)	(5)	0
Public authorities	0	(1)	0	(4)
Real estate and rentals	(1)	(2)	(1)	0
Retail and wholesale	(76)	(10)	0	(160)
Services	(25)	(39)	(30)	(8)
Transport, storage and communication	(24)	(74)	0	(11)
Other [6]	(83)	(189)	(48)	(55)

Total foreign write offs	(441)	(764)	(680)	(313)	(517)

Total write offs	(1,436)	(2,536)	(3,008)	(2,995)	(3,275)

Recoveries
Domestic	49	43	58	124	54
Foreign	38	27	23	39	11

Total recoveries	87	70	81	163	65

Net write offs	(1,349)	(2,466)	(2,927)	(2,832)	(3,210)

Credit loss expense / (recovery)	116	206	498	(130)	956
Other adjustments [7]	(62)	(337)	66	145	674

Balance at end of year	4,326	5,621	8,218	10,581	13,398

1 Includes chemicals, food and beverages.   2 Includes transportation, communication, health and social work, education and other social and personal service activities.   3 Includes mining and electricity, gas and water supply.   4 For 1999, no detailed industry classifications are available.   5 Includes food and beverages.   6 Includes hotels and restaurants.   7 See the following table for details.

D — Information Required by Industry Guide 3 (continued)

Summary of Movements in Allowances and Provisions for Credit Losses (continued)

CHF million	31.12.03	31.12.02	31.12.01	31.12.00	31.12.99

Doubtful interest	0	0	0	182	409
Net foreign exchange	(57)	(269)	44	23	351
Subsidiaries sold and other	(5)	(68)	22	(60)	(86)

Total adjustments	(62)	(337)	66	145	674

Additional Disclosure Required
under SEC Regulations

D — Information Required by Industry Guide 3 (continued)

Allocation of the Allowances and Provisions for Credit Losses (continued)

The following table provides an analysis of the allocation of the allowances and provisions for credit losses by industry sectors and geographic location at 31 December 2003, 2002, 2001, 2000 and 1999. For a description of procedures with respect to allowances and provisions for credit losses, see the Handbook 2003 / 2004.

CHF million	31.12.03	31.12.02	31.12.01	31.12.00	31.12.99

Domestic
Banks	10	10	34	0	41
Construction	158	265	467	843	1,247
Financial institutions	137	89	262	328	342
Hotels and restaurants	214	286	346	454	690
Manufacturing [1]	327	458	722	863	1,223
Private households	511	750	1,082	1,570	2,350
Public authorities	9	39	37	0	40
Real estate and rentals	383	577	1,067	1,635	2,696
Retail and wholesale	201	315	395	629	779
Services [2]	549	470	448	419	934
Other [3]	241	315	165	413	141

Total domestic	2,740	3,574	5,025	7,154	10,483

Foreign [4]
Banks [5]	256	24	39	32
Chemicals	5	5	5	0
Construction	0	6	0	11
Electricity, gas and water supply	0	96	88	107
Financial institutions	168	153	420	262
Manufacturing [6]	359	314	653	547
Mining	19	148	169	586
Private households	48	58	103	72
Public authorities	69	0	0	0
Real estate and rentals	7	6	9	82
Retail and wholesale	51	13	0	41
Services	32	262	414	126
Transport, storage and communication	195	144	45	2
Other [7]	91	82	242	267

Total foreign, net of country provisions	1,300	1,311	2,187	2,135	1,539

Country provisions	286	736	1,006	1,292	1,376

Total foreign [8]	1,586	2,047	3,193	3,427	2,915

Total allowances and provisions for credit losses	4,326	5,621	8,218	10,581	13,398

1 Includes chemicals, food and beverages.   2 Includes transportation, communication, health and social work, education and other social and personal service activities.   3 Includes mining and electricity, gas and water supply.   4 For 1999, no detailed industry classifications are available.   5 Counterparty allowances and provisions only. Country provisions with banking counterparties amounting to CHF 91 million are disclosed under country provisions.   6 Includes food and beverages.   7 Includes hotels and restaurants.   8 The 2003, 2002, 2001, 2000 and 1999 amounts include CHF 290 million, CHF 366 million, CHF 305 million, CHF 54 million and CHF 149 million respectively of provisions and for unused commitments and contingent liabilities.

D — Information Required by Industry Guide 3 (continued)

Due from Bank and Loans by Industry Sector (gross)

The following table presents the percentage of loans in each industry sector and geographic location to total loans. This table can be read in conjunction with the preceding table showing the breakdown of the allowances and provisions for credit losses by industry sectors to evaluate the credit risks in each of the categories.

in %	31.12.03	31.12.02	31.12.01	31.12.00	31.12.99

Domestic
Banks	0.2	0.4	0.6	1.0	2.1
Construction	0.9	1.1	1.3	1.7	2.4
Financial institutions	1.6	1.7	2.2	2.0	3.4
Hotels and restaurants	1.0	1.1	1.1	1.2	1.5
Manufacturing [1]	2.6	2.9	3.3	3.4	4.1
Private households	41.2	38.2	35.8	32.2	33.8
Public authorities	2.1	2.2	2.0	2.0	1.9
Real estate and rentals	5.0	5.5	5.7	5.9	7.1
Retail and wholesale	2.4	2.9	3.3	3.4	3.9
Services [2]	3.8	4.1	4.6	4.1	5.3
Other [3]	0.6	0.7	0.8	1.0	0.7

Total domestic	61.4	60.8	60.7	57.9	66.2

Foreign [4]
Banks	12.7	12.8	10.2	9.5	9.0
Chemicals	0.1	0.2	0.4	0.5
Construction	0.0	0.1	0.1	0.3
Electricity, gas and water supply	0.1	0.4	0.4	0.6
Financial institutions	9.5	7.4	5.5	7.2
Manufacturing [5]	1.0	0.9	1.6	1.6
Mining	0.4	0.3	0.5	0.7
Private households	8.5	13.3	9.8	10.4
Public authorities	0.5	1.1	2.5	4.1
Real estate and rentals	0.2	0.2	3.9	1.8
Retail and wholesale	0.8	0.5	0.7	0.7
Services	3.2	0.7	1.8	0.6
Transport, storage and communication	1.5	0.3	0.8	0.3
Other [6]	0.1	1.0	1.1	3.8	24.8

Total foreign	38.6	39.2	39.3	42.1	33.8

Total gross	100.0	100.0	100.0	100.0	100.0

1Includes chemicals, food and beverages.   2 Includes transportation, communication, health and social work, education and other social and personal service activities.   3Includes mining and electricity, gas and water supply.   4 For 1999, no detailed industry classifications are available.   5Includes food and beverages.   6 Includes hotels and restaurants.

Additional Disclosure Required
under SEC Regulations

D — Information Required by Industry Guide 3 (continued)

Loss History Statistics

The following is a summary of the Group’s loan loss history (relating to due from banks and loans).

CHF million, except where indicated	31.12.03	31.12.02	31.12.01	31.12.00	31.12.99

Gross loans	248,207	249,370	261,984	284,516	278,014
Impaired loans	7,606	10,365	14,629	18,494	22,456
Non-performing loans	4,959	6,029	8,639	10,452	13,073
Allowances and provisions for credit losses	4,326	5,621	8,218	10,581	13,398
Net write offs	1,349	2,466	2,927	2,832	3,210
Credit loss expense / (recovery)	116	206	498	(130)	956

Ratios
Impaired loans as a percentage of gross loans	3.1	4.2	5.6	6.5	8.1
Non-performing loans as a percentage of gross loans	2.0	2.4	3.3	3.7	4.7
Allowance and provisions for credit losses as a percentage of:
Gross loans	1.7	2.3	3.1	3.7	4.8
Impaired loans	56.9	54.2	56.2	57.2	59.7
Non-performing loans	87.2	93.2	95.1	101.2	102.5
Allocated allowances as a percentage of impaired loans [1]	50.0	47.2	49.9	52.4	55.5
Allocated allowances as a percentage of non-performing loans [2]	56.8	57.8	62.2	60.6	66.3
Net write offs as a percentage of:
Gross loans	0.5	1.0	1.1	1.0	1.2
Average loans outstanding during the period	0.6	1.1	1.2	1.1	1.2
Allowance and provisions for credit losses	31.2	43.9	35.6	26.8	24.0
Allowance and provisions for credit losses as a multiple of net write offs	3.21	2.28	2.81	3.74	4.17

1Allowances relating to impaired loans only.  2 Allowances relating to non-performing loans only.

Cautionary statement regarding forward-looking statements
This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives, such as the implementation of the European wealth management strategy, expansion of our corporate finance presence in the US and worldwide, and other statements relating to our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit-worthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our business group structure in 2001, 2002 and 2003 and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2003. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint
Publisher/Copyright: UBS AG, Switzerland
Languages: English, German. SAP-No. 80531E-0401

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

       Handbook 2003/2004 U.S. Version

Introduction

Introduction

This is the fourth annual edition of our Handbook.

In it, we describe ourselves – our strategy, organization, and businesses. We outline the principles by which we manage risk, and report on last year’s developments in our credit risk, market risk, and treasury management areas.

The Handbook also discusses our corporate governance arrangements and our relationships with regulators and shareholders, while providing detailed information on the UBS share.

You should read the Handbook in conjunction with the other information published by UBS, as described on page 4.

We sincerely hope that you will find our annual reports useful and informative. We believe that UBS is one of the leaders in corporate disclosure, and we would be very interested to hear your views on how we might improve the content, information and presentation of the reporting products we publish.

Mark Branson
Chief Communication Officer
UBS

Introduction

UBS Financial Highlights

[1]	Operating expenses / operating income less credit loss expense or recovery.

[2]	For EPS calculation, see Note 8 to the Financial Statements of the Financial Report 2003.

[3]	Net profit / average shareholders’ equity less dividends.

[4]	Includes hybrid Tier 1 capital, please refer to Note 29 in the Notes to the Financial Statements of the Financial Report 2003.

[5]	See the Capital strength section on page 74.

Throughout this report, 2001 and 2002 segment results have been restated to reflect the transfer of the Private Banks & GAM to Corporate Center.

CHF million, except where indicated				% change from
For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Income statement key figures
Operating income	33,972	34,121	37,114	0
Operating expenses	25,624	29,577	30,396	(13)
Operating profit before tax	8,348	4,544	6,718	84
Net profit	6,385	3,535	4,973	81
Cost / income ratio (%)[1]	75.2	86.2	80.8

Per share data (CHF)
Basic earnings per share[2]	5.72	2.92	3.93	96
Diluted earnings per share[2]	5.61	2.87	3.78	95

Return on shareholders’ equity (%)[3]	18.2	8.9	11.7

CHF million, except where indicated				% change from
As at	31.12.03	31.12.02	31.12.01	31.12.02

Balance sheet key figures
Total assets	1,386,000	1,181,118	1,253,297	17
Shareholders’ equity	35,446	38,991	43,530	(9)

Market capitalization	95,401	79,448	105,475	20

BIS capital ratios
Tier 1 (%)[4]	11.8	11.3	11.6
Total BIS (%)	13.3	13.8	14.8
Risk-weighted assets	251,901	238,790	253,735	5

Invested assets (CHF billion)	2,209	2,037	2,448	8

Headcount (full-time equivalents)
Switzerland	26,662	27,972	29,163	(5)
Europe (excluding Switzerland)	9,906	10,009	9,650	(1)
Americas	25,511	27,350	27,463	(7)
Asia Pacific	3,850	3,730	3,709	3
Total	65,929	69,061	69,985	(5)

Long-term ratings[5]
Fitch, London	AA+	AAA	AAA
Moody’s, New York	Aa2	Aa2	Aa2
Standard & Poor’s, New York	AA+	AA+	AA+

Introduction

UBS at a Glance

UBS is one of the world’s leading financial firms, serving a discerning global client base. As an organization, it combines financial strength with a global culture that embraces change. As an integrated firm, UBS creates added value for clients by drawing on the combined resources and expertise of all its businesses.

     UBS is present in all major financial centers worldwide, with offices in 50 countries. UBS employs 65,929 people, 40% of whom are located in Switzerland, 39% in the Americas, 15% in Europe and 6% in Asia Pacific.
     UBS is one of the best-capitalized financial institutions in the world, with a BIS Tier 1 ratio of 11.8%, invested assets of CHF 2.2 trillion, shareholders’ equity of CHF 35.4 billion and market capitalization of CHF 95.4 billion on 31 December 2003.

Businesses

Wealth management

UBS is the world’s leading wealth management business. In the US, it is one of the biggest private client businesses with a client base of nearly 2 million investors. Its American network of 7,766 financial advisors manages CHF 634 billion in invested assets and provides sophisticated services through consultative relationships with affluent and high net worth clients. UBS also has more than 140 years of private banking experience around the world, with an extensive global network of 168 offices and CHF 701 billion in invested assets. Some 3,300 client advisors provide a comprehensive range of services customized for wealthy individuals, ranging from asset management to estate planning and from corporate finance to art banking.

Investment banking and securities

UBS is a global investment banking and securities firm with a strong institutional and corporate client franchise. Consistently placed in the top tiers of major industry rankings, it is a leading player in the global primary and secondary markets for equity, equity-linked and equity derivative products. In investment banking, it provides first-class advice and execution capabilities to its corporate client base worldwide. In fixed income, it is a first-rate global player. In foreign exchange, it places first in many key industry rankings. All its businesses are sharply client-focused, providing innovative products, top-quality research and comprehensive access to the world’s capital markets.

Asset management

UBS is a leading asset manager with invested assets of CHF 574 billion. It provides investment management solutions to private clients, financial intermediaries and institutional investors across the world.

Swiss corporate and individual clients

UBS holds roughly a quarter of the Swiss lending market, offering comprehensive banking and securities services for 3.5 million individual and 150,000 clients in Switzerland.

Corporate Center

The Corporate Center partners with the Business Groups, ensuring that the firm operates as a coherent and integrated whole with a common vision and set of values.

Introduction

Sources of Information about UBS

This Handbook contains a detailed description of UBS, its strategy, its organization and its businesses, as well as our financial management including credit, market and operational risk, our treasury processes, and details of our corporate governance.

Publications

This Handbook is available in English and German. (SAP no. 80532-0401).

Annual Review 2003

Our Annual Review contains a description of UBS and our Business Groups, as well as a summary review of our performance in the year 2003. It is available in English, German, French, Italian, Spanish, and Japanese. (SAP no. 80530-0401).

Financial Report 2003

The Financial Report 2003 contains our audited Financial Statements for the year 2003 and related detailed analysis. It is available in English and German. (SAP no. 80531-0401).

Quarterly reports

We provide detailed quarterly financial reporting and analysis, including comment on the progress of our businesses and key strategic initiatives. These quarterly reports are available in English.

How to order reports

Each of these reports is available on the internet at: www.ubs.com/investors, in the Financials section. Alternatively, printed copies can be ordered, quoting the SAP number and the language preference where applicable, from UBS AG, Information Center, P.O. Box, CH-8098 Zurich, Switzerland.

Information tools for investors

Website

Our Investors and Analysts website at www.ubs.com/investors offers a wide range of information about UBS, including financial information (including SEC filings), corporate information, share price graphs and data, an event calendar, dividend information and recent presentations given by senior management to investors at external conferences. Our internet-based information is available in English and German, with some sections in French and Italian as well.

Messenger service

On the Investors and Analysts website, you can register to receive news alerts about UBS via Short Messaging System (SMS) or e-mail. Messages are sent in either English or German and users are able to state their preferences for the topics of the alerts received.

Results presentations

Senior management present UBS’s results every quarter. These presentations are broadcast live over the internet, and can be downloaded on demand. The most recent results webcasts can be found in the Financials section of our Investors and Analysts website.

UBS and the environment

The Handbook 2003/2004 contains a summary of UBS environmental policies as part of the Corporate Responsibility section. More detailed information is available at: www.ubs.com/environment.

Introduction

Form 20-F and other submissions to the
US Securities and Exchange Commission

We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the Form 20-F, our Annual Report filed pursuant to the US Securities Exchange Act of 1934.

     Our Form 20-F filing is structured as a “wraparound” document. Most sections of the filing are satisfied by referring to parts of the Handbook 2003/2004 or to parts of this Financial Report 2003. However, there is a small amount of additional information in the Form 20-F, which is not presented elsewhere, and is particularly targeted at readers in the US. You are encouraged to refer to this additional disclosure.

     You may read and copy any document that we file with the SEC on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 450 Fifth Street NW, Washington, DC, 20549. Please call the SEC at 1-800-SEC-0330 (in the US) or at +1-202-942 8088 (outside the US) for further information on the operation of its public reference room. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005. Much of this additional information may also be found on the UBS website at www.ubs.com/investors, and copies of documents filed with the SEC may be obtained from UBS’s Investor Relations team, at the addresses shown on the next page.

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

The addresses and telephone numbers of our two registered offices are:

Bahnhofstrasse 45, CH-8098 Zurich,
Switzerland, Phone +41-1-234 11 11; and
Aeschenvorstadt 1, CH-4051 Basel,
Switzerland, Phone +41-61-288 20 20.
UBS AG shares are listed on the SWX Swiss Exchange (traded through its trading platform virt-x), on the New York Stock Exchange and on the Tokyo Stock Exchange.

Introduction

Contacts

Switchboards	Zurich	+41-1-234 11 11
For all general queries.	London	+44-20-7568 0000
	New York	+1-212-821 3000
	Hong Kong	+852-2971 8888

Investor Relations	Zurich
Our Investor Relations team supports	Hotline	+41-1-234 41 00	UBS AG
institutional, professional	Christian Gruetter	+41-1-234 43 60	Investor Relations
and retail investors from offices in	Cate Lybrook	+41-1-234 22 81	P.O. Box
Zurich and New York.	Oliver Lee	+41-1-234 27 33	CH-8098 Zurich, Switzerland
	Fax	+41-1-234 34 15
www.ubs.com/investors

New York
	Hotline	+1-212-713 3641	UBS Americas Inc.
	Christopher McNamee	+1-212-713 3091	Investor Relations
	Fax	+1-212-713 1381	135 W. 50th Street, 10th Floor
New York, NY 10020, USA

sh-investorrelations@ubs.com

Media Relations	Zurich	+41-1-234 8500	sh-gpr@ubs.com
Our Media Relations team supports	London	+44-20-7567 4714	ubs-media-relations@ubs.com
global media and journalists from	New York	+1-212-713 8391	mediarelations-ny@ubs.com
offices in Zurich, London, New York	Hong Kong	+852-2971 8200	sh-mediarelations-ap@ubs.com
and Hong Kong.

www.ubs.com/media

Shareholder Services	Hotline	+41-1-235 62 02	UBS AG
UBS Shareholder Services, a unit of	Fax	+41-1-235 31 54	Shareholder Services
the Company Secretary, is responsible			P.O. Box
for the registration of the Global			CH-8098 Zurich, Switzerland
Registered Shares.
sh-shareholder-services@ubs.com

US Transfer Agent	calls from the US	+1-866-541 9689	Mellon Investor Services
For all Global Registered Share-	calls outside the US	+1-201-329 8451	Overpeck Centre
related queries in the USA.	Fax	+1-201-296 4801	85 Challenger Road
Ridgefield Park, NJ 07660, USA

www.melloninvestor.com			shrrelations@melloninvestor.com

          UBS

UBS
Strategy, Structure and Culture

Strategy, Structure and Culture

We at UBS have an ambitious vision – to be recognized as the best global financial services company. We are the world’s largest wealth and asset manager, while in investment banking and securities trading we are among a select bracket of leading global houses. In Switzerland, we are the clear market leader in corporate and retail banking. Based on our integrated approach, we deliver the whole firm to our clients, giving them added value by drawing on the combined resources and expertise of all our businesses. Every client is a client of UBS, not of an individual business unit. Our first priority is always our clients’ success.

Our vision

We are determined to be recognized as the best global financial services company. We will earn this recognition from clients, shareholders and professionals through our ability to anticipate, learn and shape our future, while always delivering the very best quality in all that we do. We share a common ambition to succeed. Throughout our development as a leading global financial services group, we have evolved a distinct culture of ambition, performance and learning that has enabled us to continually innovate and broaden our expertise. By harnessing all our resources, we deliver smart solutions with and for our clients and partners, and enable them to make savvy financial decisions. Our ambitious, performance-driven working atmosphere attracts and retains the best talent in the market, and by growing our client and talent franchises, we add sustainable value for our shareholders.

Our strategy

In the financial services industry, we are a truly global firm, working with corporate, institutional and private clients around the world. Our strategy focuses on investment banking and securities trading, asset management and wealth management, all on a global scale, as well as retail and business banking in Switzerland. These areas have been our consistent strategic priorities for many years and here we strive to achieve a leading position. This long-term perspective and commitment has helped us to become the successful firm we are today, with a broadly diversified business mix.

     One of the keys to our success is our “one firm” approach. We believe our clients should effortlessly be able to access all the services our firm can provide, where and when they are required, and regardless of what combinations of teams lie behind the solutions. Our clients should not feel the boundaries inherent in a large, global organization. Our integrated model means that teams from across businesses and organizational units work together to pool different skills for the benefit of an individual client.
     Our businesses put our “one firm” philosophy into action. Our wealth management businesses provide client-centered advice and tailored products to their clients. They, in turn, are supplied with a world-class product and research offering from the investment banking, securities and asset management businesses. At the same time, these businesses provide advice and tailored products to their own corporate and institutional clients while being kept abreast of changing client needs by the wealth management businesses. That in turn helps them develop innovative new products and services. Overall, the exchange benefits both sides. Our individual clients benefit from sophisticated products and services while our wholesale businesses enjoy access to first-class distribution opportunities. Acting as “one firm” also enables us to extend key client relationships across several businesses.

Financial success, risk and capital
management

Our approach to capital management has been a trademark of UBS. Our focus when managing capital is to employ all the tools at hand, assuring attractive value creation for shareholders while protecting our strong capitalization and credit ratings. Our strong earnings generation capacity means that in normal circumstances we continue to generate capital well in excess of our requirements.
     Because taking risk is an integral part of our business, our overriding goal is to achieve an appro-

UBS

priate balance between risk and return, limiting the scope for adverse variations in our earnings from exposure to major individual ‘stress’ events. In recent times, market opportunities as well as our business and client franchise have both grown very considerably, as a result of which we see enhanced potential for revenue growth. Consequently, our market and credit risk levels are likely to experience a gradual increase in coming quarters. We have, however, no intention of substantially changing our risk culture and processes, and we are determined to retain our overriding commitment to high-quality earnings through diversification and liquidity of risk. As one example, we continue to believe that the quality of our advice will remain the principal driving factor in building our global investment banking franchise. That means that we will neither attempt to acquire new business through balance sheet strength alone nor systematically increase our appetite for pure proprietary trading.

Operational efficiency and innovation

In all our key businesses, we are committed to attaining scale and scope, as this will enable us to deliver a full spectrum of services efficiently. Our integrated business model, in line with our overall “one firm” approach, ensures that, where UBS has a best-in-class offering, we capture the whole of the value chain. The exchange of services, knowledge and capabilities across the firm gives us the ability to build a coherent infrastructure that does not duplicate activities unnecessarily.

     This also helps us capture synergies between different components of our businesses, eliminating redundant infrastructure, services, management and control. An example of that is our centralized treasury process which ensures that cash flows within UBS are pooled and netted before being funded through one access point to the money markets. At the same time, embedding risk management deeply into all our busi-
nesses is one of our most important success factors. Risk identification, management and control are critical components of all our business processes and plans, and our integrated approach to risk control ensures that risks are consistently assessed and evaluated across UBS.
     The most recent example underlining our “one firm” approach is our decision to integrate our information technology infrastructure (ITI) functions across our organization. We will create a new ITI unit with an entrepreneurial mandate to service the Business Groups in a client-focused and cost-efficient way. This new unit will be housed within the Corporate Center and will cover almost all existing IT infrastructure functions across UBS – the management of data networks, telephone and other communications systems, IT security, distributed computing and servers, mainframes and data centers, market data services, user services and desktop computing.
     In all our businesses, technology is used to extend our reach to clients and markets we could not previously have accessed, enhancing client service and experience. We are committed to remaining at the forefront of technology, although we do not believe it should be pursued solely for its own sake. It is a tool that is an integral component of all our businesses.

Organic growth

Our future remains one of growth. After a decade of transformational mergers and acquisitions, we have, over the past two years, built a successful track record of organic growth. We continue to believe that the best way to expand our business is by using the internal resources that we already have at our disposal. Still, we are always open to bolt-on acquisitions that expand the presence of our core businesses and we remain attuned to any opportunities which might help us reach our objectives quickly and efficiently. Examples of such acquisitions in 2003 were the purchase of

UBS
Strategy, Structure and Culture

the French business of Lloyds TSB and the German wealth management business of Merrill Lynch. In 2004, we acquired Laing & Cruickshank and Scott Goodman Harris. Both helped us reinforce our platform in key countries targeted by our European wealth management business. Another example was our acquisition of ABN AMRO’s prime brokerage business. That transaction immediately boosted the Investment Bank’s services to hedge fund clients.

     A key component of our organic growth strategy – critical in attracting and retaining clients in this increasingly competitive market – is our brand. In June 2003, we adopted the single UBS brand for all our major businesses around the world. This successful implementation, supported by wide-ranging internal communications and a global advertising campaign, publicly illustrated the “one firm” philosophy that is integral to UBS. The identity conveyed by the UBS brand is that of a powerful company, operating on a global scale, that seeks, above all, to achieve success for its clients, by listening to their needs and proactively offering the right financial solutions.
     With our strategy and our capabilities, we believe we are excellently positioned to take advantage of the long-term trends determining the future of the financial services industry. Thanks to the global presence of all of our businesses, we are very well placed to capture the growth potential in Asia Pacific, Europe and the US.

Business strategies

In the wealth management business, our services are targeted at high net worth and affluent clients around the world, whether investing internationally or in their home country. Choice is central to our client offering, with our in-house range of products enhanced by a quality-screened selection of third-party products.
     We believe there is a strong secular growth trend in private wealth across all our key markets. In Asia Pacific, our reputation for wealth management is unmatched, helping us to capture a substantial share of the growth in wealth. Another key region for growth is Europe. Our expansion strategy into domestic European wealth management was launched in 2001. Today, we have established a strong platform in all our five target markets – France, Germany, Italy, Spain and the UK – which we continue to develop by investing in qualified advisory staff and selective strategic acquisitions. In the US, we benefit from the strong presence of the former PaineWebber, which we acquired in 2000. This business, now operating under the UBS brand, has been successful in reinventing itself from a traditional US brokerage firm to a holistic wealth management business, providing comprehensive investment and financing advice to its clients.
     In the investment banking and securities businesses we aim to be the global leader and the most profitable service provider to corporate clients, institutional investors and intermediaries. In the past year, we have demonstrated that our diversified mix of businesses allows us to capture changing market opportunities. For the future, we see significant potential for growth. Our equity-related businesses, for instance, are very strong and gaining momentum, with increases being seen in underwriting and trading volumes and in the hedge fund business. We are also excellently positioned to expand our market position in equity finance, enhancing profitability in a scale-driven business through the use of technology.
     Over the past two years, we have significantly expanded and diversified our Fixed Income, Rates and Currencies business. In particular, we still see real opportunities in debt trading and believe we can further strengthen our market position in the derivatives business as well as in the emerging markets and European segments.
     In investment banking for corporate clients, our presence in Europe has traditionally been strong. Over the last three years, we have also made substantial investments to expand in the key US market. In fact, we are the fastest growing bank in the US, with an increase of 1 percentage point in our market share in the past year to 5.4%. An extensive presence in the US is critical to building a strong global position, due to its dominating share of the global investment banking fee pool. Furthermore, we see substantial potential for growth in Asia Pacific. Our competitive position there is already strong in the major markets and the evolution of the Chinese market for financial services holds significant growth opportunities in the long term.
     As one of the world’s leading asset managers, we are competitively positioned in the institutional and wholesale asset management businesses. Our record of strong investment performance and our solid reputation will help us to benefit from the growth expected in institutional and wholesale markets because of the increased need for private

UBS

savings to supplement public pension systems. We expect competitive pressures for traditional products to increase, with slower growth underscoring the importance of gains in market share. The increasing importance of elevating compliance and risk control to anticipate and exceed regulatory standards represents an opportunity for large global asset managers, such as UBS.
     For the Swiss retail and business banking business, our strategy concentrates on retaining our position as the country’s leading bank, taking advantage of business opportunities that arise in order to grow our share in selected market segments – such as residential mortgages where we have been able to increase volumes thanks to a dedicated marketing campaign specifically tailored to capture new business in a low interest rate environment. While we remain committed to excellent, high-quality banking and expanding advisory services for our Swiss individual, corporate and institutional clients, we do not think that retail banking lends itself to a global strategy.

Industry trends

Long-term perspectives

Economic growth is a key indicator of the potential for financial services in the different regional markets. The world economy is expected to grow at around 3.5% a year over the coming decade. The principal driving forces for this are continued productivity gains due to the diffusion of new technologies, and trade liberalization. These developments will, however, further increase global competition. Additionally, these favorable effects may be somewhat dampened by slowing employment growth due to demographic shifts towards older populations in certain countries.
     We expect the largest increases in GDP over the next 10 years to occur in North America, followed by Asia Pacific (excluding Japan) and Western Europe. Even though North America is set to grow at a slower rate than Asia Pacific, the absolute GDP increase will be higher. This demonstrates the importance in our industry of having a significant presence in the US. However, Asia Pacific is also a market with huge potential.
     The financial services sector has been a growth industry for decades now, growing faster than GDP.
     Financial innovations, closely linked to the evolution of securities markets, will continue to represent the engine for further development in the financial sector. In addition, we see several factors determining the development of our industry over the coming five to ten years:
–	financial liberalization and deregulation
–	wealth accumulation
–	retirement provisioning
–	securitization
–	equitization
–	corporate restructuring
Each of these factors has a distinct impact on our businesses, as described below.

Financial liberalization and
deregulation

Over the past few decades, the trend towards deregulation and liberalization in financial services has contributed significantly to the industry’s expansion. It has triggered considerable improvements in the quality and variety of new financial services. This reform process is now well advanced in many countries, and in some markets, for example the US, we do not expect any further notable deregulation. Further liberalization is, however, likely in emerging markets countries where domestic markets are still highly protected. At the same time, the World Trade Organization’s (WTO) multilateral trade negotiations under the Doha Round could improve market access and cross-border supply in financial services. The success of the Doha Round, however, is still uncertain (the Doha Round is named after the November 2001 WTO declaration at its Fourth Ministerial Conference, which took place in Doha, Qatar).
     In general, further liberalization of financial markets is expected to benefit investment banking and securities firms which are posi-
tioned to take advantage of any further opening of individual domestic capital markets. Asset managers with a global platform could benefit from the facilitation of cross-border business in the mutual fund business, and possibly from a trend towards harmonized pension fund regulation, for example across Europe.

Wealth accumulation

In many economies, a notable shift is taking place away from labor-intensive production to more capital-intensive activity. Based on this development, we see a clear secular trend towards wealth accumulation that is likely to continue over the next decade, with wealth expected to grow faster than GDP in most developed countries. In addition, the ratio of wealth to GDP in many other economies (for example, in emerging markets) is currently low and may increase, due, among other factors, to generally higher saving rates. This development will hugely benefit wealth management businesses across the world. It will also help the asset management industry as private wealth is a key driver for institutional asset growth. Investment banks and securities businesses will also benefit thanks to rising capitalization levels in global financial markets and higher trading volumes.

Retirement provisioning

In coming decades, most developed countries will be confronted with significant

UBS
Strategy, Structure and Culture

Industry trends (continued)

demographic shifts. Thus, pension reform is on the agenda of many governments across the world. The strong reliance in Continental Europe and Japan on unfunded schemes will make reform increasingly inevitable. Although each country will follow its own regulatory agenda, we believe that a gradual shift from public unfunded to private funded pension schemes is likely to take place.
     Institutional asset management will be the sector most impacted by this trend. In wealth management, we believe that these developments may influence the demand for retirement and estate planning, but they are not expected to accelerate asset growth.

Securitization

The transformation of financial services over the last ten to twenty years has been driven primarily by the increasing de-emphasis of traditional lending activities combined with the increasing importance of securities trading and financial markets. That means that corporations are frequently in a position to directly finance their funding needs by accessing the capital markets. This has driven the long-term expansion of corporate bond markets, replacing traditional bank lending services. At the same time, an increase in bank assets such as loans, mortgages and receivables has fueled growth in the securitization of these assets, increasing the volume of asset-backed securities.
     We expect these trends to continue, for several reasons. The ability of financial market participants to assess counterparty risk will further improve, facilitating financing by way of the securities market at the expense of traditional bank lending. As the number of listed companies increases, they will have to fulfill the transparency standards required by listing, and meet requirements for issuing debt securities. And, while Basel II capital requirements might somewhat reduce the incentive to securitize, they may at the same time promote a more widespread use of more sophisticated internal risk rating systems – which is an incentive for banks to manage their assets more actively.

Equitization

The developments over the past ten years indicate that global equity markets will continue to grow. Institutional and indi-
vidual market participants will tend to invest a greater share of their assets into equity products and the corporate sector will increasingly rely on equity financing. Because of the relatively low level of share market capitalization in the emerging markets of Asia Pacific, their growth potential is highest. In Western Europe, however, we also see significant growth potential because of continued financial market integration. Besides investment banking and securities businesses, equitization is expected to provide growth opportunities to wealth and asset managers, as assets are increasingly shifted into higher-margin asset classes.

Corporate restructuring

Despite the drastic market setbacks experienced in the corporate finance sector over the last few years, we see some long-term secular trends pointing towards an ongoing demand for advice on corporate restructuring. Liberalization of trade and technological progress will increase global competition for corporations, pressuring them to restructure and consolidate their activities and structures. The same factors are likely to support cross-border consolidation in some industries – in particular within the EU. Additionally, as economies mature and their structure moves gradually from traditional sectors to more sophisticated ones, the restructuring of companies may follow.

UBS

Managing our business

Board structure

The management and oversight structure of UBS is based on two separate boards – the Board of Directors and the Group Executive Board.
     The Board of Directors is the most senior body, with ultimate responsibility for the strategy and the management of the company, as well as the supervision of executive management. The Board of Directors also defines UBS’s risk framework, principles and overall risk taking capacity. A clear majority of the Board of Directors is non-executive and fully independent.
     The Group Executive Board, on the other hand, assumes overall responsibility for the daily management of UBS, for the implementation of strategy and for business results. Together with the Chairman’s Office of the Board of Directors (the Chairman and the Vice-Chairmen), it is responsible for developing UBS’s strategies.
     Our dual board structure establishes a system of checks and balances, ensuring the Board of Directors and executive management are institutionally independent of each other. In particular, the functions of Chairman of the Board of Directors and Chief Executive Officer are conferred on two different people. Moreover, no member of one board may be a member of the other. More information on our Corporate Governance structures and principles can be found in the relevant chapter of this Handbook.

Organizational structure

UBS is structured in four Business Groups and a Corporate Center, but managed as an integrated firm, making the whole worth more than the sum of the parts. Business Groups are led by a member of the Group Executive Board, each of whom is individually responsible for the performance of his Business Group.

Senior executive appointments
communicated in 2003

The continuous strengthening of our leadership and clear succession planning are one of our key priorities. In that context, we were pleased to announce in 2003 a number of executive appointments that became effective in 2004.
     On 1 January 2004, Joseph J. Grano Jr. handed his post as Chief Executive Officer of the Wealth Management USA business over to Mark B. Sutton, previously President. Joe Grano will remain with the firm as Chairman of the Business Group until the middle of 2004. This hand-over follows the successful integration of PaineWebber into UBS.
     Clive Standish, currently Chairman and Chief Executive Officer Asia Pacific, will become UBS’s Chief Financial Officer (CFO) from 1 April 2004, a move which significantly strengthens our corporate leadership. As CFO, Clive Standish takes on a broad role that encompasses our highly regarded finance, risk, treasury and strategy functions. He continues to hold regional responsibility for Asia Pacific.
     Stephan Haeringer, Deputy Chief Executive Officer, is being proposed for election to the Board of Directors as an executive Vice Chairman at the Annual General Meeting (AGM) on 15 April 2004. At the AGM, the Board of Directors is also proposing Helmut Panke and Peter Spuhler as additional candidates for election.
     In 2003, we also pre-announced the candidature to the Board in 2005 of Marco Suter, Chief Credit Officer, to succeed Alberto Togni, who will reach retirement age, as Executive Vice Chairman with a special focus on credit risk.

UBS
Strategy, Structure and Culture

Our culture and values

Our corporate culture has benefited from our diverse roots. Each of the entities that has joined us over the last decade has provided us with strengths that have significantly influenced the course of our business. Unlike a holding company or a conglomerate, our approach to building one powerful firm by integrating these components has helped us to successfully develop a common set of values and aspirations.

Our values for action

Striving for Excellence

Client focus: Our clients’ success is our success. Through our consultative approach in advising clients, we understand their objectives, and unambiguously commit our resources to helping them meet their goals.
Entrepreneurial Leadership: Our leaders lead, and engender enthusiasm and commitment. It is through entrepreneurial leadership that we capture opportunities, and succeed in the marketplace. It is through leadership and accountability across our company that we establish direction, encourage creative collaboration and provide an inspiring environment for our people.
Ambition, Energy and Fun: Our business is exciting and full of opportunities for growth. Only with high ambitions and relentless commitment to work hard – while still having fun – can we realize these opportunities.
Innovation and Learning: Our expertise is built on experience, innovation and learning. Our distinctive creativity is recognized. We constantly strive to find better solutions for our clients’ challenges and to leverage insights throughout the company.

Responsible Relationships

Partnership: Relationships among our staff members as well as with our clients are driven by the power of partnership. The power of partnership engenders involvement, respect, contribution and mutual support. We encourage the free exchange of ideas and demand teamwork.
Meritocracy: Our success calls for entrepreneurial spirit and initiative from each individual. We actively strive to be the best at attracting, developing and retaining talented people. We invest in our people’s development, and coach them to levels of performance and contribution beyond what they might believe possible.
Corporate Responsibility: We are a member of the global community and behave as a responsible corporate citizen. Our corporate governance ensures the implementation of our corporate responsibility agenda. We as a corporation, and our employees individually, strive to contribute positively and actively to the communities within which we do business.

High Ethical Standards

Integrity: Our firm and its employees conduct themselves in a manner that is above reproach. Our integrity is key to preserving our most valuable asset – our reputation.
Privacy: We respect our clients’ right to privacy, and use information with appropriate discretion.
Diversity: Our strengths are leveraged by embracing a global diversity of cultures, perspectives, skills, and experiences.

UBS

Diversity – open minds – open markets

At UBS, we believe that open minds can open markets. And that is why diversity is an important element in our business culture. Capitalizing on the inherent creativity and innovation of a diverse workforce helps us to grow our customer base. Diverse viewpoints, which spur challenging intellectual debates, are key to our firm’s success around the globe.
     For us, diversity means recognizing and appreciating multiple backgrounds, cultures and perspectives. We strive to build a culture that acknowledges individual differences and builds on the unique contribution of each and every one of our people – regardless of nationality, gender, physical attributes, or ethnicity.
     Our diversity initiatives center on creating a culture where employees with multiple perspectives and flexible work styles thrive.

Global strategy, regional focus and
local respect

Diversity at UBS has both an internal and an external focus. We support an open, flexible culture within the bank. For this purpose, senior leadership at UBS is committed to a diversity strategy that, although global, has a regional focus and is based on respecting local cultures.

Our global strategy has the following priorities:
–	integrating diversity into the employee life cycle – which includes recruiting, orientation, training and development, as well as performance management and succession planning
–	tracking progress consistently to create both organizational and individual accountability
–	communicating our commitment to diversity to key stakeholders.

While a global diversity strategy is essential, implementation must be driven regionally. We have set up separate Regional Diversity Boards in Asia Pacific, Germany,

Switzerland, the UK and the US. In 2004, each Regional Diversity Board will identify relevant diversity issues and develop strategies to meet the region’s specific needs. For example, in the Asia Pacific region, the Diversity Board, among other activities, has the task of identifying 50 local employees poised to succeed expatriates in key positions, while in the UK, one of the key objectives is to address work/life balance. In the US, an important priority is to coordinate resources for regional key sponsorships to cultivate minority and female talent, while in Switzerland the focus is on women’s advancement and age issues.

From vision to reality – progress in 2003

In 2003, we moved a step forward in implementing our diversity vision, from improving awareness to enhancing the structures and systems helping us to manage diversity in an integrated way.
     We also believe in a business case for diversity. In 2003, we analyzed our key client and contact lists for various businesses. In the US, for example, women in leading fixed income buy-side companies control over a trillion dollars worth of assets. We also discovered that many of our key institutional and corporate clients are focused on diversity themselves. Many have won awards and accolades for their internal diversity efforts. A closer look at asset management, brokerage and private clients shows us that minority-held accounts in the US and women-held accounts in Switzerland are increasingly a substantial portion of our business.
     Operationally, we have integrated diversity into recruiting, employee training, and succession planning. Additionally, we have piloted a Leadership Links program to foster dialogue between senior management and women and minorities in the firm. We have also developed an interactive toolkit designed to help managers address issues related to diversity that are part of their day-to-day work.
     In the Investment Bank, we have rolled out a diversity awareness program in the US, UK, Asia Pacific and Continental Europe. In the UK, we launched a reverse mentoring program that gives junior women and minorities exposure to senior management.
     Last year, we also took an important step to improve the measurement of and accountability for diversity. We set out to create individual accountability by making it a mandatory part of our annual internal appraisal process for most managerial roles.
     Effective communication is essential to the success of our diversity initiative because raising awareness is the first step in culture change. In 2003, for example, we launched an intranet site for employees. We also sponsored a number of internal events around the globe to bring employees together, and support their networking with one other and also with clients. Our Stamford women’s network in December, for example, co-hosted an event for “100 Women in Hedge Funds”, an association for women hedge fund managers, while our women’s network in Singapore held a successful event in November for local women clients. Other employee groups established in 2003 include the UBS Pride network, which supports employees facing gay and lesbian related issues in the US and the Minority Leadership Council, comprised of senior-level African-American and Hispanic employees in the New York area. On the external front, UBS sponsored several diversity-related organizations and participated in conferences and events around the globe. In June, senior women from UBS spoke about their work/life balance at the “Women in European Leadership: A Business Imperative” conference in Geneva, Switzerland.
     We will continue to build on the momentum we have generated in 2003, focusing on integration within all our human resources activities. Additionally, we will partner with the businesses to integrate diversity into their strategic planning, and daily management processes.

UBS
The Making of UBS

The Making of UBS

All of the firms that have come to make up today’s UBS look back on a long and illustrious history. The two Swiss predecessor banks came into being in the 19th century, as did PaineWebber, while SG Warburg was founded in 1934. But it is in the past decade that UBS’s current identity began to take concrete shape.
     In the early 1990s, the two Swiss banks that are part of the current UBS, Swiss Bank Corporation and Union Bank of Switzerland, were commercial banks operating mainly out of Switzerland. The two banks shared a similar vision: to become a world leader in wealth management and a global bulge-bracket investment bank with a strong position in global asset management, while remaining an important commercial and retail bank in Switzerland.
     Union Bank of Switzerland, the largest and best-capitalized Swiss bank, opted to pursue a strategy of organic growth, or expansion by internal means. In contrast, SBC, then the third-largest Swiss bank, decided to take another route by starting a joint venture with O’Connor, a leading US derivatives firm that was fully acquired by SBC in 1992. O’Connor was noted for its young, dynamic and innovative culture, its meritocracy and team-orientation. It brought SBC state-of-the-art risk management and derivatives technology.
     In 1994, SBC acquired Brinson Partners – one of the leading US-based institutional asset management firms. Both the O’Connor and Brinson deals represented fundamental steps in the development of the firm’s products and processes.
     The next major step followed in 1995, when SBC merged with SG Warburg, the British merchant bank. The deal helped to fill SBC’s strategic gaps in corporate finance, brokerage and research and, most importantly, brought with it an institutional client franchise, which is still at the core of today’s equities business.
     The 1998 merger of Swiss Bank Corporation and Union Bank of Switzerland brought together these two leading Swiss financial institutions, creating the world leader in private banking and improving the new firm’s chances of becoming a bulge-bracket investment bank, not to mention providing it with greater capital strength.
     But there was still a major item left on the firm’s broader strategic agenda. It needed to garner a significant presence in the key US market in order to be fully credible as a truly global player in investment banking and wealth management. That was achieved when PaineWebber became a part of UBS in 2000. Following its successful integration into our business, and a decade of transformational change, we adopted a strategy based primarily on organic growth – thanks to our complete, global set of businesses.
     Our efforts to define the future as “one firm” were demonstrated in 2003 by our decision to introduce UBS as a single brand for all our businesses.

          The Business Groups

The Business Groups
Wealth Management & Business Banking

Wealth Management & Business Banking

Georges Gagnebin
Chairman, Wealth Management
& Business Banking

Marcel Rohner
CEO, Wealth Management
& Business Banking

Wealth Management & Business Banking provides wealth management services for wealthy clients around the world and is the leading bank for individual and corporate clients in Switzerland.

Business Group / Business Unit Reporting

			Business Banking		Wealth Management &
CHF million, except where indicated	Wealth Management		Switzerland		Business Banking
For the year ended or as at	31.12.03	31.12.02	31.12.03	31.12.02	31.12.03	31.12.02

Total operating income	6,793	6,664	5,128	5,208	11,921	11,872
Total operating expenses	4,184	4,151	2,975	3,241	7,159	7,392

Business Group / Business unit performance before tax	2,609	2,513	2,153	1,967	4,762	4,480

Net new money (CHF billion)	29.7	17.7	(5.0)	3.7
Invested assets (CHF billion)	701	642	212	205
Headcount (full-time equivalents)	9,176	9,399	17,620	18,442	26,796	27,841

Business

Our global branch network delivers comprehensive financial services to wealthy private individuals around the world and to private and corporate clients in Switzerland. Our focus is to provide all our clients with the advice, financial products and tools that meet their individual needs.

Organizational structure

In 2002, we created the new Wealth Management & Business Banking organization. High-end affluent clients that were previously the responsibility of the former Private and Corporate Clients unit became Wealth Management clients, although their advisor relationships remained the same. Product development was consolidated into a single Products and Services area, with a new Market Strategy and Development area created to provide comprehensive marketing services for the whole Business Group. We report results for the following two business units:
–	Wealth Management, serving wealthy and high-end affluent clients
–	Business Banking Switzerland, serving retail and corporate clients in Switzerland, and housing the majority of the support functions.

In 2003, our five independent private banks were integrated into a new holding company which is now reported as part of Corporate Center.

The Business Groups

Wealth Management

With more than 140 years of experience, an extensive global network and CHF 701 billion in invested assets on 31 December 2003, we are the world’s largest private bank.

Business

Wealth Management provides a comprehensive range of products and services individually tailored for wealthy clients around the world via its global branch network and through financial intermediaries.

     With CHF 701 billion in invested assets on 31 December 2003, more than 140 years of wealth management experience and an extensive branch network comprising 112 offices in Switzerland and 56 offices around the world, we are the world’s largest private bank.
     Our 3,300 client advisors combine strong personal relationships with the resources that are available from across UBS, helping them provide a full range of wealth management services – from asset management to estate planning and from corporate finance advice to art banking. Our open product platform gives clients access to a wide array of pre-screened, top-quality products from third-party providers that complement UBS’s own lines.

     At the beginning of 2001, we launched the European wealth management initiative, a major growth initiative to expand our domestic wealth management presence in the five key European markets of France, Germany, Italy, Spain and the UK. Since 2001, we have steadily opened offices and hired experienced client advisors in key locations within these target markets.

The Business Groups
Wealth Management & Business Banking

Organizational structure

Our clients have specific needs and we carefully tailor our global product offering in order to meet their financial aspirations. Where it is necessary, we complement our range of internal and external products by entering into partnerships with local specialist providers, for example, in life insurance. Our client advisors are organized into the two business areas of:
–	Wealth Management – Swiss Clients, covering clients domiciled in Switzerland, divided into eight geographic regions in Switzerland
–	Wealth Management – International Clients, serving clients domiciled outside Switzerland, including the clients of the European wealth management initiative. It is organized into the seven regions of:
–	Italy
–	Western Europe
–	Benelux (Belgium, Netherlands, Luxembourg), Germany and Central Europe
–	UK, North and Eastern Europe
–	Eastern Mediterranean, Middle East and Africa
–	Asia Pacific
–	Americas International.

A number of global teams with specialized areas of expertise concentrate on the requirements of particular client groups. An example is our Islamic finance subsidiary in Bahrain, Noriba, which we opened in September 2002. It offers sharia-compliant products to institutions and high net worth individuals residing in the Middle East and around the world.
     We also provide financial intermediaries, both inside and outside Switzerland, with our solutions, products and services, helping them to add substantial value to their client relationships.

Competitors

Wealth Management’s major competitors comprise all globally active wealth managers, such as the wealth management operations of Credit Suisse, HSBC, and Citigroup. We also compete with private banks that operate within their respective domestic markets, such as Pictet and Julius Baer in Switzerland, Coutts in the UK, Deutsche Bank and Sal. Oppenheim in Germany, and Unicredito in Italy.

Clients

Client focus is the main driver of all our activities. We are committed to proactively and consistently delivering tailored and unbiased financial solutions of the highest quality to our clients. We strive to create long-term personal relationships.

     A clearly structured advisory process helps client advisors add value at each step and provides our clients with a consistent and comprehensive experience. The consistent delivery of a truly consultative advisory process combined with a comprehensive product positioning framework is essen-

The Business Groups

tial to putting Wealth Management’s value proposition into action. Our process can be broken down into four clear, mutually enhancing steps. In the first, our advisors take the time to understand what it is their clients want and need, and look at all the different factors that might affect their goals and willingness to take risk. As a second step, the advisor formulates investment proposals crafted for that client’s specific requirements by selecting from the best products and services available. In the third step, the advisor agrees with the client which of the solutions should be implemented. The fourth step rounds out the whole process with comprehensive monitoring and reporting of investment performance to the client by the advisor, as well as regular communication between the two in which goals and strategies are constantly evaluated, and adjusted as required. Our extensive training programs ensure that client advisors become fully versed in all aspects of this structured, four-step advisory process.

Financial intermediaries

We provide products and services to financial intermediaries, from independent asset managers and financial consultants to small and medium-sized banks in Switzerland, where we lead the market, and also in France, Germany and other countries. This allows us to further leverage the scale and scope of our wealth management expertise.

European wealth management

The European wealth management initiative was launched in early 2001, and is aimed at wealthy clients in the five target countries of France, Germany, Italy, Spain and the UK. Together these countries comprise around 80% of the total European market for wealthy clients. The initiative draws on the best of the marketing and product skills developed over the years by PaineWebber in the US.

     In 2003, our initiative made further strong progress on many fronts. Its growth potential was underlined by the continued hiring of new client advisors, who helped bring in net new money of CHF 10.8  billion. This result represents an annual net new money inflow rate of 39% of the underlying asset base. In the same period, invested assets were 64% higher at CHF 46 billion on 31 December 2003. Although the initiative is focused on organic growth, we also exploit strategic acquisition opportunities in core markets. As an example, last year we acquired the wealth management operations of Lloyds TSB in France (CHF 1.6  billion in assets), and Merrill Lynch in Germany (CHF 1.8  billion in assets). Early this year in the UK, we agreed to take over Laing & Cruickshank Investment Management Limited from Crédit Lyonnais (assets of CHF

The Business Groups
Wealth Management & Business Banking

Wealth Management
Product positioning framework
UBS Investment Products UBS Investment Solutions UBS Financial Planning UBS Wealth Management Solutions
Provide transaction-oriented Add systematic advisory services Go beyond pure investment Provide the whole range products & services and such as asset allocation, decisions and provide of financial services related advice. investment selection and portfolio comprehensive financial in an exclusive and very management. Client chooses services according to individualized format between discretionary and non- the life cycle of the client. discretionary as well as between UBS and 3rd party investment content. of offering
Comprehensiveness
Level IV Level III Level III
Level II Level II Level II Level I Level I Level I Level I

11.5 billion) and Scott Goodman Harris.

     We opened new branches in Florence, Valencia and Vienna in 2003. The pace of expansion, however, is expected to slow from now on as our European business reaches critical mass. A total of 672 client advisors currently operate out of 31 offices, up from 177 advisors and 15 offices at the beginning of 2001. They are supported by an extensive array of secure e-banking services, further helping them seamlessly communicate with their clients.
     With market forecasts showing European core affluent and high net worth assets increasing by 7.7% a year until 2006, outstripping the projected global average annual growth rate of 6.7%, we believe our current strategy places us in an excellent position to expand, helping us further cement our position as the global wealth manager of choice.

Products and services

Our credibility and reputation hinges on our ability to ensure that clients receive the best products and services available, regardless of whether we produce them internally or access them from external sources. However, as we have no intention of becoming a one-stop financial supermarket, we carefully choose and screen third-party offerings, selecting those that meet the high standards our clients demand. Depending on their financial situation and individual preferences, clients have varying requirements regarding the level of service they expect.

Investment products

UBS Investment Products, the first level of our product and services framework, comprises advisory services primarily focused on effective management of a standard suite of transaction-oriented products as well as credit and life insurance products to cover our clients’ basic needs. Our clients benefit from exemplary service and execution standards across a full range of products that stretches from equities to foreign exchange and from structured products to precious metals. In addition, our clients can access a wide range of alternative investments, from our own hedge funds to third-party private equity funds and fund of funds products.
     Our credit products include a range of products – mainly mortgages and margin loans – for the financing needs of our clients.
     Our UBS Life business in Switzerland, established in 2001, focuses on the sale of unit-linked products that are sold alongside more traditional life insurance policies from third-party sources. UBS International Life, launched in 2003, extends our product offering to Europe and provides clients with highly flexible long-term investment, retirement or inheritance planning solutions.

Investment solutions

UBS Investment Solutions, the second level, adds systematic advisory services such as asset allocation, investment selection and portfolio management. Our clients can choose between discretionary portfolio management and advisory management of assets, just as they can choose between UBS and third-party investment management.
     Clients that opt for discretionary portfolio management delegate the management of their assets to a team of professional UBS portfolio managers according to an investment strategy agreed with their client advisor that reflects their risk appetite. Many clients wish to be involved in

The Business Groups

Wealth Management
Product Portal
UBS Investment Products UBS Investment Solutions UBS Financial Planning UBS Wealth Management Solutions
Direct Investments Portfolio Management Financial Planning Ultra-HNWI Solutions Money Market UBS Managed Fund Portfolio Tax Planning Corporate Advisory Services Structured Products / Derivatives UBS Active Advisory Retirement Planning Real Estate Services Investment Funds UBS Fund Advisory Succession Planning Wine Banking Alternative Investments Trust and Foundation Art Banking Provision / Life Insurance Gold and Numismatics
Credits Corporate Executive Financial Services Basic Products and Services Acccounts / Payments / Cards Custody Account / Services Reporting UBS Key Club e-banking Special Services Banking abroad VIP Center UBS Optimus Foundation Escrow Research Groups Business The

the management of their own assets, with support from UBS’s investment professionals. For them, Wealth Management provides analysis and supervision of portfolios and their risk profiles, together with tailor-made proposals to support investment decisions. We offer different levels of structured advisory services, most based on an all-inclusive fee.

Financial planning

On the third level, we provide professional financial planning services that help our clients achieve their personal and financial objectives, assisting them when they face key financial decisions at different stages of their lives. The financial planning advice we provide to our clients and their families covers all eventualities, from education funding and gifts to children through to business start-ups and inheritance planning. Specific advisory services we provide include retirement planning, succession planning, asset protection, tax planning, insurance advice and the establishment of trusts, foundations and other corporate structures.

Wealth management solutions

At the top end of the range, UBS Wealth Management Solutions provides the whole spectrum of financial services in an exclusive and very individualized format for individuals, taking their entire asset base into account. These services include real estate advisory, art banking and corporate finance services for company and vineyard owners as well as reporting and custody services.
     Our initiative for ultra high net worth individuals – launched at the beginning of 2003 – aims to create a consistent and pro-active approach for this client segment by leveraging all the efforts and resources of UBS worldwide. We have established a dedicated competence center in Zurich, which mobilizes UBS’s global resources to deliver sophisticated wealth management services that otherwise only a combination of specialist providers could offer.
     Wealth Management also provides independent corporate finance advice and services to business owners through a team of professional investment bankers who can draw on the extensive resources of UBS’s Investment Bank.

Distribution

Our extensive wealth management branch network comprises 112 offices in Switzerland and 56 offices worldwide. Working from these offices, 3,300 client advisors combine strong personal relationships with their clients with access to all of the resources of UBS.

The Business Groups
Wealth Management & Business Banking

Business Banking Switzerland

Business Banking Switzerland, Wealth Management & Business Banking’s retail and commercial banking unit, is the market leader in Switzerland and provides a complete set of banking and securities services for individual and corporate clients.

Business

We are the leading bank in Switzerland. At the end of 2003, our Business Banking Switzerland unit had around 3.5 million individual client accounts, and relationships with around some 150,000 corporate clients, including institutional investors, public entities and foundations based in Switzerland, as well as 3,000 financial institutions worldwide. Clients have invested assets of CHF 212 billion with us. With a total loan book of CHF 139 billion on 31 December 2003, we lead the Swiss lending and retail mortgage market.

     Our aim is to provide our clients with optimal levels of convenience and service by continuously expanding our comprehensive range of distribution channels. Together with our successful e-banking offering and customer service centers, our 1,225 ATMs and 303 branches across Switzerland provide a network that is more extensive than that of any of our domestic competitors.
     One of our key objectives is to increase profitability by continuously realizing cost savings, and by improving revenues through rigorous implementation of our risk-adjusted pricing model. We strive to create additional value by providing integrated financial solutions for our clients’ individual requirements.

Organizational structure

The Business Banking Switzerland unit comprises the domestic branch network for corporate and individual clients, which is organized into eight regions. It also includes Operations, Resources, and Information Technology business areas.

Competitors

Business Banking Switzerland’s major competitors are banks active in the retail and corporate banking markets in Switzerland. This group includes Credit Suisse, the country’s cantonal banks, Raiffeisen Bank, and other regional or local Swiss banks.

Clients and products

Business Banking Switzerland offers high-quality, standardized products to the retail market for individual and small company clients, as well as more complex products and advisory services for larger corporate and institutional clients and financial institutions.

Individual clients

We serve around 3.5 million individual client accounts in Switzerland, offering a wide range of products and services. Supported by a complete set of distribution channels (automated teller machines, phone services, e-banking), our branches are a key driving force in serving our clients effectively and efficiently.
     Our range of products and services for private clients includes a comprehensive selection of

Business Banking Switzerland Invested assets by asset class Total: CHF 215 billion CHF 205 billion CHF 212 billion 100% 11% 12% 90% 14% 80% 28% 28% 28% 70% 60% 50% 21% 22% 20% 40% 30% 22% 21% 20% 20% 10% 18% 17% 18% 0% 31.12.01 31.12.02 31.12.03 As at UBS investment funds Accounts / Money markets Bonds Others Equities

The Business Groups

Business Banking Switzerland Invested assets by client type Total: CHF 215 billion CHF 205 billion CHF 212 billion 100% 90% 80% 41% 41% 41% 70% 60% 50% 40% 30% 59% 59% 59% 20% 10% 0% 31.12.01 31.12.02 31.12.03 As at Individual clients Corporate clients and pension funds cash accounts, savings products, wealth management services, residential mortgages, pensions and life insurance. We have a leading position in many Swiss markets. In the mortgages segment for individual clients, we have a share of 26%, in the savings market for individuals it is 25%, while in the credit card business it is 32%.

Corporate clients

Business Banking Switzerland services 150,000 corporate clients, including institutional investors, public entities and foundations based in Switzerland.
     Of the 150,000, around 160 are major companies, with operations that span a broad range of markets and geographical regions. These clients require our advanced financing and risk management skills and comprehensive access to the capital markets for funding needs.
     Around 7,600 of our clients are large companies that utilize our expertise in handling complex financial transactions. We provide them with a wide range of financial advice, from the selection and design of investment products to assisting in complex mergers and acquisitions or providing structured financing, often working in close cooperation with specialists from other parts of UBS.
     The remaining corporate clients (some 140,000) are small and medium-sized enterprises requiring local market expertise and access to our full range of products and services.
     We also provide substantial business process support to our clients, ranging from transactional payments and securities services to facilitating cross-border transactions with trade finance products.
     Our global custody services offer institutional investors the opportunity to consolidate multiple agent bank relationships into a single, cost-efficient global custodial relationship. This simplifies their processing and administration arrangements and allows them to take advantage of our value-added services, such as flexible consolidated performance reporting, and powerful portfolio management tools. Over 2003, assets under global custody for institutional clients grew from CHF 112 billion to CHF 133 billion.

Financial institutions

We also offer payments, securities, and custodial services to more than 3,000 financial institutions worldwide and play a leading role, together with the Investment Bank, in the firm’s “Bank for Banks” strategy. This focuses on offering state-of-the-art services to other banks, allowing us to optimize the utilization of our infrastructure. Other banks that lack our scale can outsource their payment, security and custodial services, benefiting from UBS’s wide-ranging expertise.

Logistics areas

Business areas focusing on client needs can only fully exploit their potential if they are provided with a reliable and efficient infrastructure.

     The logistics business areas (Operations, Resources and IT) provide products and services to Wealth Management & Business Banking and to other UBS businesses. For example, interbank foreign exchange and options transactions from key Investment Bank locations, such as London, Stamford, Singapore, Hong Kong and Tokyo, are centrally processed in Switzerland.

New IT platform

Recognizing the need to comprehensively overhaul our basic IT architecture, we launched a large-scale project in 1999 called the Strategic Solution Program (SSP) in Switzerland. It will provide us with a wholly new IT platform and replace a number of current platforms. The modular nature of the SSP platform lays a technical foundation that will help us further increase the overall flexibility of our products while providing our clients with more transparent information and data. SSP reached an important milestone in autumn 2003, when all client accounts were successfully transferred to the new platform.

The Business Groups
Wealth Management & Business Banking

     As further bank applications in Switzerland are transferred to the SSP platform, it will allow for real-time processing around the clock as well as shortening the length of time it takes to bring new product solutions to market. As it will also progressively replace our old IT system, SSP will help us lower operational and maintenance costs over the next few years.

Distribution

Our private clients’ needs have changed in recent years. Today, they want the flexibility of being able to access their accounts using the full range of modern communication technology when it is convenient for them, without restrictions imposed by regular business hours.

     To meet these needs, Business Banking pursues an integrated, multi-channel strategy. We use technology to complement, rather than replace the traditional physical branch network. Standard transactions can be conveniently executed using one of the electronic channels, enabling client advisors to focus on providing advice and developing financial solutions. For basic products and services, technology is used to ensure around-the-clock availability. Our five customer service centers provide basic information and support 24 hours a day over the phone. Additionally, in 51 of our branches in Switzerland, we have implemented a two-zone concept where standard transactions are executed via ATMs, while client advisors sit in an open plan desk area next to the ATMs, and focus on giving clients value-added advice. Our customers make extensive use of our e-banking channels. During 2003, 76% of payment orders were initiated via electronic channels, up 2% from 2002.

Loan portfolio

On 31 December 2003, Business Banking Switzerland’s loan portfolio was CHF 139 billion. Mortgages represented CHF 109 billion, of which more than 80% were residential mortgages. Continued discipline in implementing our risk-adjusted pricing model has resulted in a strengthened focus of origination efforts on higher quality exposures with an attractive risk/return relationship. Thanks to the introduction of this model, the risk profile of our portfolio further improved during 2003. For details of the credit portfolio, please refer to the Risk Analysis section on page 50.

Recovery portfolio

Because there will always be a certain percentage of clients unable to meet their financial obligations, we have dedicated teams of recovery specialists to help them pursue a possible economic recovery. This can be done through restructuring or, alternatively, by achieving the best possible value through liquidation of available collateral in order to limit financial loss on the loan.
     Our recovery portfolio amounted to CHF 6.4 billion at 31 December 2003, of which CHF 5.8 billion was impaired and carried provisions of CHF 2.8 billion. Since 1998, the recovery portfolio’s size has been cut by 75% thanks to our successful recovery efforts. Over the same five-year period, non-performing loans decreased from CHF 14.0 billion to CHF 4.4 billion, leading to a non-performing loans to gross loans ratio of 3.2%.

Business Banking Switzerland Development of UBS’s recovery portfolio, 1999–2003 CHF billion 40 5 (10) 30 26 3 (9) 21 20 2 (5) 15 1 (4) 12 1 (4) 10 9 6 31.12.98 31.12.99 31.12.00 31.12.01 31.12.01 31.12.02 31.12.03 0 Balance Settlement of recovery loans outstanding New recovery loans added Business Banking Switzerland Loan portfolio by loan category Total: CHF 146 billion CHF 139 billion CHF 139 billion 100% 5% 8% 6% 90% 20% 18% 80% 22% 70% 60% 50% 40% 77% 70% 74% 30% 20% 10% 0% 31.12.01 31.12.02 31.12.03 As at Mortgages Commercial credits Recovery portfolio

The Business Groups

The Business Groups
Global Asset Management

Global Asset Management

John A. Fraser
Chairman and CEO
Global Asset Management

The Global Asset Management business is one of the world’s leading asset managers, providing investment management solutions to private clients, financial intermediaries and institutional investors.

Business Group Reporting

CHF million, except where indicated	Global Asset Management
For the year ended or as at	31.12.03	31.12.02

Total operating income	1,737	1,655
Total operating expenses	1,405	1,436

Business Group performance before tax	332	219

Net new money – Institutional (CHF billion)	12.7	(1.4)
of which: money market funds – Institutional (CHF billion)	(5.0)	(1.8)

Invested assets – Institutional (CHF billion)	313	274
of which: money market funds – Institutional (CHF billion)	14	19

Net new money – Wholesale Intermediary (CHF billion)	(5.0)	(6.3)
of which: money market funds – Wholesale Intermediary (CHF billion)	(23.0)	(6.9)

Invested assets – Wholesale Intermediary (CHF billion)	261	259
of which: money market funds – Wholesale Intermediary (CHF billion)	87	106

Headcount (full-time equivalents)	2,689	2,733

Business

We are distinguished by our integrated global investment processes and the breadth, depth and scope of our investment capabilities which enable us to offer investment solutions in nearly every major asset class.

     Invested assets totaled CHF 574 billion on 31 December 2003, making us one of the largest global institutional asset managers, the second largest mutual fund manager in Europe, and the largest mutual fund manager in Switzerland.
     In February 2003, we refined our business and investment model and the organization now consists of three areas. The core investment management business is based on our price/intrinsic value investment philosophy, and founded on our commitment to securities research and fundamental analysis. Disciplined processes systematically apply our investment philosophy and ensure the quality of our execution.

     The alternative and quantitative investments business encompasses several specialist areas, including the O’Connor hedge funds business. Unlike many alternative investment providers, we have both single and multi-manager investment streams.

Global Asset Management Invested assets by client type Total: CHF 649 billion CHF 533 billion CHF 574 billion 100% 90% 80% 50% 49% 45% 70% 60% 50% 40% 30% 50% 51% 55% 20% 10% 0% 31.12.01 31.12.02 31.12.03 As at Institutional Wholesale Intermediary

The Business Groups
Global Asset Management

     Our real estate business provides specialized property investment expertise. The business purchases, sells and actively manages investments in property, including office, industrial, retail and residential real estate. It then structures the investments into private funds, publicly listed investment funds or individually managed client accounts. The business is active in the Americas, UK, Continental Europe and Asia Pacific.

          Risk management is an integral and active part of our investment management process and is employed to assess and consider the implications of any investment decision we make on our client portfolios. Substantial resources have been devoted to the development of our proprietary global risk management system. One of its key qualities is its capability to ensure that portfolios have predefined risk budgets and are managed consistently according to client objectives and expectations for risk and return. A team of some 60 risk management, asset allocation and currency specialists manage risk at the country, currency, industry sector and security level.

Organizational structure

Our main offices are in London, Chicago, New York, Tokyo and Zurich. We have around 2,600 employees, of which some 520 are investment professionals, located in 21 countries.

          The separate asset management Business Group was formed after the merger of Union Bank of Switzerland and Swiss Bank Corporation in 1998. In July 2000, the investment teams of the respective asset management businesses were integrated – UBS Asset Management, Brin-

son Partners (whose Chicago origins date back to the early 1970s) and Phillips & Drew (established in London in 1895).

          We report revenues and key performance indicators according to the two main segments of Institutional and Wholesale Intermediary clients.

Competitors

In the institutional arena, Global Asset Management competes against other global asset managers including Capital, Guardian, PIMCO, Deutsche Asset Management and Alliance Bernstein. In the wholesale area, our main global competitors include Fidelity, AMVESCAP (INVESCO) and JP Morgan Fleming.

Clients

Our clients receive the most appropriate investment solutions for their needs through our combination of investment expertise with local delivery of our capabilities and services as well as an ongoing dialogue with clients. Apart from the advisory and reporting aspects of our client communications, we also keep them updated on current investment perspectives and business issues through a comprehensive range of publications and events.

Distribution

Institutional

We have a diverse institutional client base located throughout the world. Our clients include:

The Business Groups

– corporate and public pension plans
– endowments, municipalities, charities and private foundations
– insurance companies
– governments and central banks; and
– supranationals
In consultant-driven markets, such as the US and UK, we rely on developing and maintaining strong relationships with the major consultants that advise corporates and institutions.

Wholesale Intermediary
The Global Asset Management business offers over 400 investment funds, exchange traded funds and other investment vehicles, across all asset types in diverse country, regional and industry sectors.
Distribution of our investment funds is principally through financial intermediaries. Our most significant distribution channels are Wealth

Management & Business Banking and Wealth Management USA. We are continuing to evolve towards a distribution architecture in which an increasing proportion of funds will be sold through third-party channels.

Products and services

Our capabilities and services include active investment in equity and fixed income asset classes, indexed and exchange-traded funds, advisory services, hedge funds with both single and multi-manager investment streams, and real estate.

          Investment management services are offered in the form of segregated, pooled and advisory mandates as well as through investment funds. We aim to deliver superior long-term investment performance to clients through the management and allocation of their investments across and within all major asset classes.
          To meet investors’ needs for increasingly complex solutions, we have developed targeted return solutions which include advice and services that encompass risk management, asset allocation, currency overlay and asset/liability matching. Opportunities exist to offer these advisory services to large institutions, sovereign clients, banks and insurance firms who are looking to outsource asset management capabilities. We are also repositioning UBS Fund Services as a global, stand-alone fund administration business. The business already has substantial third-party mandates, and we believe that the administration of funds will be increasingly outsourced by many providers of fund products.

Investment performance

There was a substantial recovery in most equity markets during 2003 as investors anticipated a strengthening global economic upturn. Some stock prices were pushed to levels that were unjustified by their long-term profit outlook – making a challenging environment for individual security selection based on fundamentals. Against this background, and after several years of strong outperformance, some of our core global equity portfolios lagged their benchmarks. Global bond markets, in the meantime, only recorded moderate returns because of concerns regarding stronger economic growth and a possible increase in central bank interest rates. Our active bond management strategies performed well in 2003 as they

The Business Groups
Global Asset Management

benefited from interest rate and individual security selection, with our asset allocation and currency strategies also making a strong contribution.

          In the alternative and quantitative business, strategies performed well across the board in 2003. All key equity-oriented strategies recorded positive returns and core strategies based on macro-economic themes performed strongly over the full year. Across the multi-manager groups, strategies with exposure to the equity markets performed exceptionally well, while more market neutral strategies also recorded solid returns.
          With investors seeking less volatile returns and preservation of capital, demand for property investments increased. Historically, these have proven to be a strong source of income and total return. Based on the latest available return information, the real estate business achieved strong returns in the US, Switzerland, UK and Japan.

Strategic initiatives / strategic opportunities

Global equity markets staged a convincing recovery in 2003, helping to support the asset management industry’s recovery. In the medium to longer term, the industry outlook continues to be bright, because of the shift in demographics in developed societies towards older populations, coupled with an increased need for private savings to supplement the various public pension systems. With a record of strong three- and five-year investment performance for most core capabilities and a solid reputation, we are competitively placed to benefit from the expected growth in institutional and wholesale markets.

     On a product level, Europe is expected to continue to see a broad shift towards open architecture platforms and further development of multi-manager investment solutions – although progress to date has been slower than expected. In terms of asset mix, real estate and hedge funds are expected to continue to benefit from investors’ need for greater portfolio diversification. Passive investments are also expected to increase in importance, implying a relatively subdued outlook for traditional active equity and fixed income capabilities. As a result, competitive pressures for traditional products are expected to increase, with slower growth underscoring the importance of gains in market share. This is compounded by continuing pressure on industry fees as consultants and institutional investors remain sensitive to pricing levels, as well as expected continued regulatory pressure on wholesale and retail fund pricing.

          The importance to the industry of restoring public trust following recent US regulatory scandals cannot be overstated. Asset managers must elevate compliance and risk control to anticipate and exceed regulatory standards. Increased competitive pressures, and the resultant higher costs, together with rising regulatory complexity, are likely to result in consolidation and segmentation within the industry. Many mid-tier players may decide to outsource non-core investment management activities to focus on more core activities. This presents opportunities for large managers, such as UBS, with a broad array of traditional and innovative capabilities and services and a well-known, strong brand.

The Business Groups

The Business Groups
Investment Bank

Investment Bank

John P. Costas
Chairman and CEO
Investment Bank

UBS is one of the world’s leading firms in the investment banking and securities business, providing a full spectrum of services to institutional and corporate clients, governments and financial intermediaries.

Business Group/Business Unit Reporting

	Investment Banking
CHF million, except where indicated	& Securities		Private Equity		Investment Bank
For the year ended or as at	31.12.03	31.12.02	31.12.03	31.12.02	31.12.03	31.12.02

Total operating income	14,058	13,972	(77)	(1,602)	13,981	12,370
Total operating expenses	9,980	10,843	112	159	10,092	11,002

Business Group / Business unit performance before tax	4,078	3,129	(189)	(1,761)	3,889	1,368

Headcount (full-time equivalents)	15,500	15,964	50	73	15,550	16,037

Business

UBS’s Investment Bank operates globally as a client-driven investment banking and securities firm. Our salespeople, research analysts and investment bankers provide products and services to the world’s key institutional investors, intermediaries, banks, insurance companies, corporations, sovereign governments, supranational organizations and private investors.

          For both our own corporate and institutional clients and the individual clients of other parts of UBS, the Investment Bank provides product innovation, research and advice, and comprehensive access to the world’s capital markets.

Organizational structure

Since 1 January 2002, the Investment Bank has been organized into two business units:
–	the Investment Banking & Securities business unit, one of the world’s leading investment banking and securities firms, which provides products and advice to institutional and corporate clients
–	Private Equity, which manages private equity investments in a diverse global range of private companies.

From first quarter 2004 onwards, we will no longer report Private Equity as a stand-alone business unit. Results from the private equity business will be reported as a separate revenue line in the income statement of the Investment Bank – just as we currently do for all the major business areas.

Competitors

As a global investment banking and securities firm, we compete against other major international players such as Citigroup, Credit Suisse First Boston, Goldman Sachs, Deutsche Bank, JP MorganChase, Merrill Lynch and Morgan Stanley.

The Business Groups
Investment Bank

Investment Banking & Securities

Our global reach, supported by a complete array of products and services, gives our clients unique access to financial markets around the world.

Business

The Investment Banking & Securities (IB&S) business unit provides wholesale financial products and advisory services to a diverse client base spread throughout the globe. It has a significant corporate client financing and advisory business, whose particular strengths lie in providing advice on cross-border mergers and acquisitions and raising capital for our corporate and governmental client base. Historically, we have been among the leaders in European corporate finance, and in recent years we have also been one of the few investment banks experiencing strong growth in the US, according to data provided by Freeman & Co’s All Industries survey.

          We are an important partner for institutional clients, with strengths in equities research and distribution as well as in structuring and distributing fixed income cash and derivatives products. Our risk management skills run across all product areas, covering cash and derivative products, and we leverage them to provide a broad array of risk management products for our institutional and corporate clients.
          We also manage cash and collateral trading and interest rate risks on behalf of UBS, while executing the vast majority of securities, deriva-

tives and foreign exchange transactions for the firm’s individual clients.

          To our core clients, we offer lending products to support their financing needs although risk/return considerations are paramount drivers in determining balance sheet usage. We also occasionally provide them with bridge financing to help them complete their financing needs.
          The IB&S unit, headquartered in London and New York, employs over 15,000 people in 31 countries around the world.

Organizational structure

Our businesses are run on a global basis and organized into the three distinct areas of:
–	Equities
–	Investment Banking
–	Fixed Income, Rates and Currencies

They are distinguished by the type of products and services offered and the nature of the business risks they incur.

Legal structure

The Investment Bank operates through branches and subsidiaries of UBS AG. Securities activities in the US are conducted through UBS Securities LLC, a registered broker-dealer.

Investment Banking & Securities: income by client type

	For the year ended
% of total	31.12.03	31.12.02	31.12.01

Investment banking clients	21	23	23
Securities revenue from corporate clients	4	6	6
Institutional clients and markets	75	71	71

Total	100	100	100

The Business Groups

Products and services

Equities

The Investment Bank is a leading player in the global primary and secondary markets for equity, equity-linked and equity derivative products. We sell, trade, finance and clear cash equity and equity-linked products. We also structure, originate and distribute new equity and equity-linked issues. Additionally, we provide research on companies, industry sectors, geographic markets and macro-economic trends.
          We are a member of more than 80 stock exchanges in 31 countries and have a local presence in 40 offices around the world. This multi-local approach allows our client teams to deliver the advantages of our scale and global reach to individual clients regardless of their home market. In 2003, we were named the “World’s Best Equity House” by Euromoney, a recognition of the excellence of our client service.
          Our equity research supplies independent assessments of the prospects of approximately 2,900 companies (corresponding to 80% of world market capitalization) across diverse industry sectors, as well as economic, strategy and derivative research. We took the top position for the best overall global equity research in this year’s Institutional Investor survey. Our equity research principles are very strict in maintaining effective confidential information barriers between investment banking and research and in following appropriate and clear procedures for any crossing of those barriers in connection with investment banking transactions. In

2003, we introduced a new simplified rating system for equity analysis that combines a recommendation with a new predictability indicator that highlights the degree of certainty an analyst has in their price target. We believe the new research process is both easier to understand and more comprehensive. By carefully coordinating the efforts of our regional and product distribution teams, we have built a global cash equities franchise that is second to none. With the scale and balance of our platform across all time zones, we offer liquidity, and efficient completion in executing orders in every major world market.

          We are also a recognized market leader in derivatives, winning the “Best Equity Derivatives” awards from International Financing Review, Risk and Euromoney in the past year. Risk management products remain among the segments of our business with the fastest pace of growth, and we will continue to focus on providing innovative and customized investment solutions to institutional and corporate clients, as well as clients in our asset management and wealth management businesses.
          Our Equity Capital Markets team manages many of the world’s largest and most complex transactions, demonstrating the cross-border nature of our relationships and the strength of our distribution network. We have built a leading global position as a distributor of block trades, rights offerings, initial public offerings, and hybrid and convertible issues to both institutional and private clients in every regional market.
          We have made significant investments in our technology platform, and are recognized as a market leader in providing a number of electronic services to our clients such as equity research and trading. This was confirmed by a number of Euromoney 2003 Technology Awards, among them “Best Equities Trading Connectivity”, “Best Online Equities Research” and “Best Equity New Issues Platform”. Our front-to-back focus on technology allows us to adapt and continuously improve our business processes and client services.
          Our Hedge Fund Services business provides integrated global services, including stock borrowing and lending, and prime brokerage to the rapidly expanding universe of hedge fund clients. In 2003, UBS acquired the US prime brokerage

The Business Groups
Investment Bank

operations of ABN AMRO, significantly enhancing our market position there. The business was focused on small and mid-segment hedge funds and formed an excellent strategic fit with our existing platform by adding over 300 new clients, helping UBS position itself among the top five prime brokers in the US.

Investment Banking

In the investment banking business, we provide advice and execution capabilities to a global corporate client base. Our services encompass advising on mergers and acquisitions, strategic reviews and corporate restructuring solutions. In conjunction with other business areas of the Investment Bank, and other Business Groups, we also arrange the execution of debt and equity issues on a global basis.
          In 2003, we assisted our corporate clients in a range of successful merger and acquisition transactions and capital market issues. Some of the more notable mandates included:
- joint financial advisor to WellPoint Health Networks, the US healthcare company, on its USD 16.4 billion sale to Anthem
- sole financial advisor to Vodafone on its USD 2.2 billion sale of fixed-line subsidiary Japan Telecom to Ripplewood
- joint global coordinator for Allianz, the German insurance company, on its EUR 3.5 billion rights issue
- sole bookrunner for Australian financial services company AMP on its demerger and related USD 2 billion equity issue
- joint bookrunner for Russian natural gas producer Gazprom on its 7-year EUR 1 billion issue
- joint bookrunner for US telecommunications company Sprint on its USD 5 billion multi-tranche issue due 2006, 2013 and 2033.
          One of our strategic goals is the expansion of our global corporate client franchise. To maintain a strong global position, an extensive pres-

ence in the US is critical and we have made substantial investments to expand our business there over the last three years. The combination of our larger investment banking and equities presence in the US, as well as increased awareness of the UBS brand, has given us greater access to key corporate executives, allowing us to participate in some of the largest and most complex transactions last year. As a result, we had one of the highest growth rates in US market share of any investment bank in 2003 and we see clear potential to expand further.

          The results achieved this year, against a background of relatively modest recovery in corporate activity levels, clearly show the strength and momentum of our leading investment banking franchise.
          We believe the market fee pool will increase in 2004, although we do not expect a return to the extraordinarily high levels of activity experienced in 1999 and 2000. Increased activity is anticipated in mergers and acquisitions and primary equity issuance, but this is likely to be partly offset by a flat to slightly smaller fee pool in debt capital markets.

Fixed Income, Rates and Currencies

     Our Fixed Income, Rates and Currencies (FIRC) business provides a broad spectrum of products and innovative solutions to corporate and institutional clients in all major markets. With over 2,200 professionals employed around the world, we offer our clients a seamless global service. The FIRC unit is a diverse portfolio of business lines, which include:
–	Fixed income, incorporating debt capital markets, credit trading and credit derivatives
–	Foreign exchange and cash & collateral trading
–	Rates, incorporating interest rate derivatives, residential mortgages, government bonds and energy trading
–	Principal finance and commercial real estate

Key performance indicators: league table rankings

	31.12.03		31.12.02		31.12.01
		Market		Market		Market
	Rank	share %	Rank	share %	Rank	share %

Global mergers and acquisitions (completed)	8	11.2	9	10.4	8	9.8
International equity new issues	4	8.5	6	8.6	2	13.0

[1] Source: Thomson Financial Securities. [2] Source: Dealogic EquitywarePlus.

The Business Groups

     These major business lines are underpinned by our global distribution and our highly regarded research capabilities, as acknowledged by our number one ranking for Fixed Income Strategy in Thomson Financial’s Extel survey and number one ranking in Institutional Investor for mortgage-backed securities (MBS) research.

     Our approach to specific products and markets varies. Where potential for sufficient risk-adjusted returns exists, we seek market share leadership in high-volume, liquid markets, using our capital and economies of scale to generate returns. As an example, we have, according to Euromoney, the leading 11.5% market share in the foreign exchange trading market, and we execute roughly a quarter of all online FX trades. Furthermore, our residential mortgage business retained its top global position in the Thomson Financial Global MBS league tables for the third year running.
     In those markets where there are not sufficient risk-adjusted returns, we may decide not to seek market share, but instead focus on specific products where there are potentially higher margins.

     In 2003, we maintained our presence in the international and US debt capital markets through our ability to execute across a range of currencies and products and to distribute those products in the global institutional and retail markets. We have continued not to pursue volume through large-scale lending.

     While there are no definitive surveys or overall measures of market share in the fixed income, rates and currencies space, we continue to win awards for the depth of our client coverage and technical expertise. Accolades in 2003 include “World’s Best FX House” in the Euromoney 2003 Awards for Excellence (for which UBS also won the “World’s Best Bank” and “World’s Best Equity House” awards, among others). We also took the top place for a FX bank in FX Week, and were third in Institutional Investor’s annual US Fixed Income Sales and Trading poll. In the 2003 International Financing Review 2003 awards, we were named “Emerging Markets Bond House”, “Asian Bond House”, “Financial Bond House (subordinated debt)” and “Swiss Franc Bond House”.

Strategic opportunities

Markets are showing signs of a pick-up in activity, especially in the US and Asia, giving us reason for cautious optimism. With our diversified business portfolio, we have demonstrated the ability to shift focus according to market opportunities – taking advantage of and capitalizing on revenue opportunities where they arise and withdrawing resources at the right moment, when conditions change. We continue to build our competitive strength, focusing on growth opportunities and winning market share.

The Business Groups
Investment Bank

Private Equity

UBS’s Private Equity business focuses mainly on managing its existing portfolio to maximize value.

Business

The Private Equity business seeks to maximize the value of its investments through active portfolio management and to capitalize on orderly exit opportunities. The portfolio comprises majority and minority stakes in substantially privately owned companies. These investments were made, either directly or as a limited partner in third-party funds, in a number of different regions and sectors. In our direct investments we support management teams to grow earnings, rationalize costs and enhance the value of the company before selling to a trade or financial buyer, or through an IPO.

Organizational structure

The Private Equity business is managed on a global basis, fully integrated within the management and control structures of the Investment Bank. Its portfolio in Asia and Europe mainly comprises direct balance sheet investments. Private Equity in the US is focused on both direct balance sheet investments and the UBS Capital Americas fund. Around 20% of our portfolio is invested in third-party funds, which are overseen by a dedicated portfolio management team.

Investment portfolio

Private Equity had a total investment portfolio of CHF 2.3 billion on 31 December 2003, measured by the historical cost of investments less divestments, returns of capital and permanent impairments. The fair value of the portfolio at the same date was CHF 2.9 billion.

     On 31 December 2003, approximately 32% of the investment portfolio was three years old or less. In line with the bank’s aim of reducing exposure to the private equity asset class, undrawn commitments were reduced to CHF 1.5 billion on 31 December 2003 from CHF 2.1 billion a year earlier.

     The reduction in undrawn commitments over the course of 2003, as well as the successful divestments in 2003, is proof that our reduction efforts succeeded this year.

Business outlook

The Private Equity business will continue to focus on managing existing assets in order to maximize value for UBS shareholders and for investors in UBS funds. Consistent with the de-emphasis of this asset class, we continue to capitalize on orderly exit opportunities for investments when they arise and to reduce exposure to private equity funds. As the portfolio shrinks, our performance will continue to be linked to the economic conditions prevailing in the markets of our underlying investments.

The Business Groups

Private Equity investment portfolio

Aging (based on date of initial investment)

	As at
CHF million [1]	31.12.03	31.12.02	31.12.01

pre-1994	46	54	85
1994	4	97	190
1995	40	112	214
1996	44	63	202
1997	95	134	207
1998	91	373	722
1999	258	636	1,123
2000	986	1,119	1,781
2001	284	438	487
2002	79	58
2003	386

Total	2,313	3,084	5,011

1All amounts are investments, defined as cost less disposals and impairments.

Private Equity investment portfolio

Geographic region (by headquarters of investee)

	As at
CHF million [1]	31.12.03	31.12.02	31.12.01

North America	1,157	1,302	2,134
Europe	794	1,238	2,018
Latin America	108	189	339
Asia Pacific	254	355	520

Total	2,313	3,084	5,011

1All amounts are investments, defined as cost less disposals and impairments.

Private Equity investment portfolio

Industry sector (based on industry classification codes)

CHF million,	As at
except where indicated [1]	31.12.03	% of Portfolio	31.12.02	% of Portfolio	31.12.01	% of Portfolio

Consumer-related	383	17	517	17	773	15
Transportation	17	1	85	3	522	10
Communications	170	7	240	8	414	8
Computer-related	132	6	342	11	833	17
Energy	0	0	83	3	152	3
Other electronics-related	145	6	174	6	247	5
Other manufacturing	59	3	286	9	94	2
Chemicals and materials	2	0	8	0	54	1
Industrial products and services	422	18	746	24	1,360	27
Others	983	42	603	19	562	12

Total	2,313	100	3,084	100	5,011	100

1All amounts are investments, defined as cost less disposals and impairments.

The Business Groups
Wealth Management USA

Wealth Management USA

Joseph J. Grano, Jr.
Chairman, Wealth Management USA

Mark B. Sutton
CEO, Wealth Management USA

As one of the top wealth managers in the US, we provide a complete set of sophisticated wealth management services to our affluent and high net worth clients.

Business Group Reporting

CHF million, except where indicated	Wealth Management USA
For the year ended or as at	31.12.03	31.12.02

Total operating income	5,182	5,548
Total operating expenses	5,187	7,348	[1]

Business Group performance before tax	(5)	(1,800)

KPI’s and additional information
Net new money (CHF billion)	21.1	18.5
Interest and dividend income (CHF billion)	15.8	17.9
Invested assets (CHF billion)	634	584
Headcount (full-time equivalents)	18,016	19,563

1Includes: writedown of PaineWebber brand name of CHF 1,234 million.

Business

With CHF 634 billion in invested assets and nearly 2 million private client relationships, our focus is on wealth management services to the core affluent (clients with more than USD 500,000 in investable assets) and to high net worth individuals (clients with more than USD 5 million in investable assets). We have almost 7,800 financial advisors in 366 branch office locations that build and maintain consultative relationships with their clients.

Organizational structure

PaineWebber merged with UBS in November 2000 and its US private clients business became a separate business unit within UBS’s Investment Bank. At the same time, PaineWebber’s Capital Markets Group was integrated within the Investment Banking & Securities business unit while its asset management unit (then called Mitchell Hutchins) moved into the Global Asset Management Business Group. Most non-US private client businesses became part of our Wealth

Management business unit. The US private client business became an independent Business Group on 1 January 2002.

     In April 2003, we sold our wholly owned subsidiary Correspondent Services Corporation (CSC) to Fidelity Investments. CSC provided investment products and services (including clearance, execution, settlement, administrative and management information services) to the clients of 148 US broker dealer firms.
     Furthermore, we received both Federal and State of Utah approval to launch our banking service, UBS Bank USA, in September 2003. Headquartered in Salt Lake City and regulated by the Federal Deposit Insurance Corporation (FDIC), the bank operates as a fully integrated unit of our Business Group and employed 18 people on 31 December 2003. In addition, there were 21 regional lending managers in major US metropolitan markets. UBS Bank USA offers FDIC-insured deposits and collateralized lending products.
     On a senior management level, Joseph J. Grano Jr. handed over his post as Chief Executive

The Business Groups

Wealth Management USA
Geographical presence in key markets

Officer to Mark B. Sutton effective 1 January 2004. Sutton was previously President and Chief Operating Officer of Wealth Management USA. Grano will remain Chairman of our Business Group until the middle of 2004.

Legal structure

In the US, we operate through direct and indirect subsidiaries of UBS and securities activities are conducted through three registered broker-dealers.

Competitors

We compete against other wealth management firms in the US, including Citigroup’s Smith Barney business, Morgan Stanley and Merrill Lynch.

Clients and strategy

We aim to meet the investment needs of core affluent and high net worth clients in the US. Now, with the launch of UBS Bank USA, we are in a position to provide them with a complete wealth management platform – embracing both the assets and liabilities of our clients. Our asset-gathering strategy emphasizes the importance of generating recurring fees from advice and products, as fee-based relationships provide us with a source of regular, low volatility revenues.

     In 2003, we attracted CHF 21.1 billion in net new money, excluding interest and dividends. As

The Business Groups
Wealth Management USA

a visible example of the success of our strategy, a leading industry survey indicated our share of the US private clients market grew to 15.2% in 2003 from 14.4% in 2002.

     The heart of the relationship between our clients and their financial advisors is our consultative process, during which each advisor profiles and creates an investment plan for his or her client based on individual needs, requirements and goals. It takes the client’s risk tolerance into account, and follows the appropriate asset allocation strategy. The plan is designed to help the client accumulate, preserve and transfer wealth. Once the plan is put in place, advisors hold regular portfolio reviews that help ensure the client’s long-term goals are met.
     We continually commit considerable resources to further develop and expand the expertise of our financial advisors. All new advisors undergo a training program that is designed to provide them with the necessary financial planning, analysis, client relationship management, and legal and compliance knowledge. Moreover, this process does not end when an advisor starts working at a branch – it is continuous. We believe experience shows that our training programs are a key factor in helping to develop long-term, mutually beneficial relationships with clients.

     Our dedication to and emphasis on training is one of the reasons why our financial advisors are among the most productive in the industry. A leading industry survey in fourth quarter 2003 put our revenue per financial advisor at 15% above the industry average on 31 December. By comparison, in second quarter 2000 (when we became part of UBS), our productivity stood 4% above the average.

Products and services

We offer clients wealth management services that meet individual investment needs with an open architecture product platform that gives them investment products from both UBS and third-party providers – where and when appropriate. This ensures that financial advisors and clients have a comprehensive source of investment solutions at their disposal. Our array of wealth management services includes financial planning and wealth management consulting. It also comprises transaction-based services such as securities brokerage, as well as asset-based and advisory services (discretionary and non-discretionary portfolio management). Furthermore, we also provide money market accounts and fiduciary products, FDIC-insured deposits and lending products, including collateralized loans and mortgages.

     Also, from the mid-1990s, our Corporate Employee Financial Services Group has provided stock option financing services to many of the largest US corporations and their executives.

Investment products

We offer core affluent and high net worth clients a number of products designed to help enhance the equity portion of their investment portfolios. For example, in 2003, we continued to develop our equity-linked note products as well as issuing a variety of principal protected notes, enhanced appreciation securities, and hedge fund underlying structured products.
     Our clients also have a wide selection of fixed income securities to choose from, including gov-

The Business Groups

ernment, mortgage-backed, corporate and municipal bonds, as well as preferred stock. As one of the leading US underwriters of municipal bonds, an investment class that is particularly attractive to many core affluent and high net worth investors, we give clients access to new issue offerings as well as the secondary market. Our Municipal Securities Group is a complete origination, structuring and distribution team. It assists municipalities and agencies in addressing their funding needs by accessing the debt markets, and distributing securities through our network. In 2003, the Group was ranked second in senior negotiated volume.

     We offer a broad range of fee-based money management programs that utilize the expertise of professional money managers, both within UBS and through third parties. Indicative of the scope of investment products available to our clients, we have selling arrangements with over 150 mutual fund companies, many of which are leaders in the industry.
     Because of high investor interest in hedge funds and funds of funds, we have also built up a capability to create, structure and manage a broad array of alternative investments for qualified high net worth individuals and institutions.

Lending products

In 2002, we broadened the scope of our financial relationship with clients by entering the lending business in the US and introducing a number of securities-based borrowing solutions for a variety of investor and business needs. As part of our initiative, we progressively rolled out the Premier Fixed and Variable Credit Lines, which are revolving lines of credit that offer competitive interest rates secured by the client’s investment portfolio.

     The launch of UBS Bank USA on 15 September 2003 significantly increased our lending advisory capabilities. We now provide FDIC-insured deposit accounts and enhanced collateralized lending options. By the end of the year, the bank had over USD 11 billion in assets, of which USD 4.5 billion were client borrowings under Premier Fixed and Premier Variable Credit Lines. Deposits of USD 8.2 billion provide most of the funding for the bank’s assets.
     In addition our financial advisors can offer a full array of mortgage products that help meet our clients’ home financing needs. During 2003, we received local licensing which enables us to offer mortgages in all 50 states.

Industry trends

Today, we are the fifth-largest full-service brokerage firm in the US in terms of number of financial advisors. In 2004, we plan to remain focused on further increasing our market share of US household financial assets and capitalizing on our enhanced capabilities as well as the strengths of UBS’s global platform. A key to achieving further growth will be a continued commitment to recruiting and retaining top financial advisors and providing them with the resources they need to sustain increased productivity. We are committed to pursuing financial success in 2004 and beyond by providing US clients with access to the resources of a global powerhouse.

The Business Groups
Corporate Center

Corporate Center

Corporate Center creates sustainable value for shareholders and stakeholders by partnering with the Business Groups to ensure that the firm operates as an effective and integrated whole with a common vision and set of values.

Business Group Reporting

CHF million, except where indicated	Corporate Center
For the year ended or as at	31.12.03	31.12.02

Total operating income	1,151	2,676
Total operating expenses	1,781	2,399

Business Group performance before tax	(630)	277

Private Banks & GAM
Performance before tax	208	384

Invested assets (CHF billion)	84	70
Net new money (CHF billion)	7.2	4.2

Headcount (full-time equivalents)	1,672	1,702

Additional information
Total headcount (full-time equivalents)	2,878	2,887

The Business Groups

Aims and objectives

Our commitment to a strong, integrated business model means that our portfolio of complementary businesses are managed together to optimize shareholder value, making the whole worth more than the sum of its parts.

     The Corporate Center’s responsibility is to enforce high ethical and corporate governance standards in order to enhance and preserve UBS’s most important asset – its reputation.
     It defines and implements a coherent risk management and control framework that safeguards, in cooperation with the Business Groups, our long-term financial stability and health with an appropriate balance of risk and reward.
     We also manage the UBS corporate legal structure, its regulatory capital, balance sheet, group funding, liquidity, non-trading currency and interest rate risks, and certain financial investments.
     We advise the Business Groups and corporate leadership on the strategic allocation of the firm’s human, technological and financial resources.
     We ensure the integrity of the firm’s financial reporting by the application of a common set of accounting and risk principles across the organization and transparent and timely communication of UBS’s results and activities.
     It is also our task to establish a positive and powerful image of UBS and raise the profile of the firm, its brand and what it stands for, both within and outside the organization.

Organizational structure

The key functions within Corporate Center are:

Group Controller

The Group Controller function produces regulatory, financial and management accounts and reports. As such, it is responsible for devising and implementing integrated and consistent financial control and accounting processes throughout UBS. It also establishes accounting policies, liaises with the external auditors, provides strategic analysis and advice and coordinates UBS’s business planning process. In addition, it assumes direct responsibility for tax affairs and it coordinates and controls UBS’s real estate activities worldwide.

Chief Risk Officer/Chief Credit Officer

The Chief Risk Officer and Chief Credit Officer functions pool together vital UBS risk functions, with the Chief Credit Officer responsible for formulating credit risk policies, determining methodologies to measure credit risk, and setting and monitoring credit, settlement and country risk limits. The Chief Risk Officer is responsible for the policies, methodologies and limits for all other risk categories, and for aggregating and assessing UBS’s total risk exposure.

Group Treasurer

The Group Treasury area optimizes financial management, providing cost efficient equity and wholesale debt funding and coordinating regulatory capital and balance sheet requirements. The area is also responsible for the efficient management of UBS shares and administers our holdings of them. It is charged with preserving our excellent funding capacity, ensuring that we fully comply with all payment obligations at all times.

Group Human Resources

Group Human Resources creates and maintains a function that stimulates and supports UBS’s goal to be recognized as the best global financial services company, able to attract, develop, motivate and retain top talent by establishing standards, principles and procedures for performance evaluation, compensation and benefits, graduate and professional recruitment, learning and development.

Chief Communication Officer

The Chief Communication Officer area comprises the firm’s central branding, communications and public policy functions. The area is responsible for the effective communication of UBS’s strategy, values and results to employees, clients, investors, media, rating agencies and the public, and for building the UBS brand worldwide.

Group Legal Services

Group Legal Services provides business-related legal services in matters that affect the firm as a whole, while monitoring and reporting on legal risk, litigation and the legal implications of major transactions at the corporate level.

The Business Groups
Corporate Center

     In 2003, UBS announced a number of senior executive appointments and succession plans outlined in detail in the Strategy and Structure section on page 13. Pertaining to Corporate Center, Clive Standish will become UBS’s Chief Financial Officer (CFO) from 1 April 2004. As

CFO, Standish will lead our finance, risk, treasury, and strategy functions. In 2004, Scott Abbey will take up the new Chief Technology Officer (CTO) function, which was created to integrate information technology infrastructure (ITI) functions across the firm.

Private Banks & GAM

In February 2003, UBS announced the creation of a holding company for its five fully owned private banking subsidiaries (Armand von Ernst, Banco di Lugano, Bank Ehinger, Cantrade and Ferrier Lullin) and GAM, our specialist asset manager. The move was made to assist them in growing faster, support them in integrating their activities, and help them to deliver their full value creation potential. They can also target economies of scale not achievable by each organization on its own. Private Banks & GAM may also be able to expand their presence further by playing a future role in the consolidation of the Swiss wealth management industry.

     Following the creation of the holding company in early 2003, three of the five subsidiaries (Armand von Ernst, Bank Ehinger and Cantrade) were then merged to form Ehinger & Armand von Ernst –headquartered in Zurich, with branches in Basel and Bern. It is one of the most important providers of private banking services to the Swiss-German region. In late 2003, Ferrier Lullin acquired Banque Notz Stucki S.A., which specializes in wealth management for private individuals. The acquisition adds approximately CHF 2 billion in invested assets.

          Financial Management

Financial Management
Risk Management and Control

Risk Management and Control

Taking risk is an integral part of our business. Therefore our overriding goal is not to minimize risk, but to achieve an appropriate balance between risk and return, limiting the scope for adverse variations in our earnings through exposure to major individual ‘stress’ events.

Risk management and control principles

Good risk management and control lie at the heart of banking and are an integral part of providing consistent, high-quality returns for shareholders. A bank that fails to adequately manage and control its risks will suffer financial losses. Potentially more devastating is the resultant damage to its reputation, which can undermine its share price, its client base and its ability to retain top talent, and may force regulators to impose constraints upon its business. We recognize that taking risk is core to our business, and aim to achieve an appropriate balance between risk and return. In our day to day business and in the strategic management of our balance sheet and capital, we therefore seek to limit the scope for adverse variations in our earnings and exposure to stress events arising from any of the material risks we face.

     We base our approach to risk management and control on five principles.
     Business management is accountable for the risks it assumes and for the continuous and active management of all risk exposures, so that risk and return are prudently balanced.
     Independent control functions are responsible for providing an independent and objective check on risk-taking activities to safeguard the integrity of the entire risk management and control process.
     Comprehensive, transparent and objective risk disclosure to senior management, the Board of Directors, shareholders, regulators, rating agencies and other stakeholders is the cornerstone of the risk control process.
     To protect our earnings, we set limits, where appropriate. These limits not only govern normal periodic adverse results relative to the potential profit of our businesses but also help protect us from stress events which might cause unacceptable damage to our annual earnings capaci-

ty, our dividend paying ability and, ultimately, our reputation and ongoing business viability.

     We protect our reputation by managing and controlling the risks incurred in the course of our business, and for this reason we focus on the avoidance of concentrations of exposure of all kinds, and on potential stress losses, particularly in market and credit risk. We avoid extreme positions in transactions that are sensitive for tax, legal, regulatory or accounting reasons, and we adopt a cautious approach to other risks that cannot be sensibly evaluated or priced. We aspire to the highest standards in protecting the confidentiality and integrity of our client information, and we aim to maintain the highest ethical standards in all our businesses.
     Every employee, but in particular those involved in risk decisions, must make UBS’s reputation an overriding concern. Responsibility for the risk of damage to our reputation cannot be delegated or syndicated.

Key responsibilities

The Board of Directors is responsible for the firm’s fundamental approach to risk, risk principles and the determination of our risk capacity.
     The Chairman’s Office oversees the risk profile of the firm on behalf of the Board of Directors and has ultimate authority for credit and other risk-related matters.
     The Group Executive Board (GEB) is responsible for implementing the approach, including approval of core risk policies, allocation of risk limits to the Business Groups, and management of the risk profile of UBS as a whole.
     The Group Chief Credit Officer (CCO), Group Chief Risk Officer (CRO) and Group General Counsel are responsible for formulating risk policies, for determining methodologies to measure risks, and for setting and monitoring limits where appropriate.

Financial Management

UBS Risk Management and Control Framework

     The Risk Control Functions in each Business Group, headed by Chief Risk / Chief Credit Officers (CROs / CCOs), are empowered to enforce the Risk Management and Control Principles and are responsible for the implementation of independent control processes within their Business Groups.

     At the Corporate Center and in the business groups, we take a holistic and integrated approach to risk through close cooperation and communication between the Risk Control, Legal, Compliance, Finance, Planning, Treasury and Logistics functions. Excellence in risk management is, however, fundamentally based upon a management team that makes risk identification, management and control critical components of its processes and plans.

The risk control process

There are five critical elements in our independent risk control process:
–	we identify risk, particularly in new businesses and in complex or unusual transactions, but also in response to external events and in continuous monitoring of portfolios
–	we measure quantifiable risks, using methodologies and models which have been independently validated and approved
–	we establish risk policies consistent with evolving business requirements and international best practice
–	we have comprehensive risk reporting to stakeholders, and to management at all levels, against the approved risk control framework and, where applicable, limits
–	we impose risk control, through compliance with our risk management and control principles, and with policies, limits and regulatory requirements.

Coordinated processes involving all relevant control and logistics functions are applied before commencement of any new business or significant change in business, and before the execution of any transaction which is complex or unusual in its structure or motivation, including transactions which are sensitive to or motivated by tax, legal, regulatory or accounting considerations. These processes, which involve the Business, Risk Control, Legal, Compliance, Financial Control and Logistics functions, ensure that all critical elements are addressed, including the assurance that transactions can be booked in a way that will permit appropriate ongoing risk monitoring, reporting and control.

Financial Management
Risk Management and Control

The risks we take

Business risks are the risks associated with a chosen business strategy, including business cycles, industry cycles, and technological change. They are the sole responsibility of the relevant business, and are not subject to an independent control process. They are, however, factored into the firm’s planning and budgeting process.

     The ‘primary’ and ‘operational’ risks inherent in our business activities are subject to independent risk control. Primary risks are exposures deliberately entered into for business reasons which are actively traded and managed. Operational risk is the risk of loss arising from inadequate or failed internal processes, people or systems, or from external causes, deliberate, accidental or natural. These risks are not actively taken, but arise as a consequence of business undertaken and as a consequence of internal control gaps, which cannot be entirely eliminated.

Primary risks are credit risk, market risk and funding and liquidity risk:
– credit risk is the risk of loss resulting from client or counterparty default and arises on credit exposure in all forms, including settlement risk
– market risk is exposure to observable market variables such as interest rates, exchange rates and equity markets, and to price movements on securities and other obligations which we trade

– funding and liquidity risk is the risk that we are unable to meet our payment obligations when due, or that we are unable, on an ongoing basis, to borrow funds in the market on an unsecured, or even secured basis at an acceptable price to fund actual or proposed commitments.

Operational risk can arise in a number of ways:
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
–	legal risk is the risk of financial loss resulting from the non-enforceability of UBS’s actual or anticipated rights arising under law, contract or other arrangement
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

     Failure to identify, manage or control any of these risks, including business risks, may result not only in financial loss but also in loss of reputation, and repeated or widespread failure compounds the impact. Reputational risk is not directly quantifiable and cannot be managed and controlled independently of other risks.

How we measure risk

In principle, for risks which are quantifiable we measure the potential loss at three levels – expected loss, statistical loss and stress loss.
     Expected loss is the loss that is expected to arise on average in connection with an activity. It is an inherent cost of such activity and is budgeted and, where permitted by accounting standards, deducted from revenues directly.
     Statistical loss (also known as ‘unexpected loss’) is an estimate of the amount by which actual loss can exceed expected loss over a specified time horizon, measured to a specified level of confidence (probability).
     Stress loss is the loss that could arise from extreme events. We establish stress loss limits where appropriate to avoid unacceptable damage to our earnings, our dividend paying ability and, ultimately, our reputation and ongoing business

Financial Management

viability. The identification of stress events and scenarios to which we are vulnerable and an assessment of their potential impact, and in particular the danger of aggregated losses from a single event through concentrated exposures, is therefore a key component of the risk control process.

     We use both statistical loss and stress loss measures and limits to manage our risks prudently relative to potential and actual returns.
     The measurement of risk is clearly important, but quantification does not always tell the whole story, and not all risks are quantifiable. We therefore pay equal attention to ‘soft’ risks,

avoiding the temptation to ignore risks that cannot be properly quantified, and we place great emphasis on qualitative controls and processes to help in identifying and assessing both quantifiable and unquantifiable risks.

     Stress situations can arise from many sources and the essential complements to quantitative and qualitative risk assessments are, on the one hand, a tried and tested process which can be invoked immediately in response to any crisis and, on the other, well prepared business continuity management processes and plans, both of which we continue to develop, test and refine.

Financial Management
Risk Analysis

Risk Analysis

Credit risk

Credit risk represents the loss which UBS would suffer if a client or counterparty failed to meet its contractual obligations. It is inherent in traditional banking products – loans, commitments to lend and other contingent liabilities, such as letters of credit – and in ‘traded products’ – derivative contracts such as forwards, swaps and options, and repo and securities borrowing and lending transactions.

     Reductions in the market values of tradable assets (securities and other obligations in tradable form held for trading) resulting from changes in the credit quality of individual obligors are considered to be market risks – see page 60.
     Credit risk management and control at UBS are governed by a Group Credit Policy Framework, and by detailed credit policies and procedures.
     To ensure a consistent approach with appropriate checks and balances, all Business Groups taking material credit risk have independent credit risk control units, headed by Chief Credit Officers (CCOs) reporting functionally to the Group CCO. They are responsible for counterparty ratings and credit risk assessment.
     Credit risk authority, including authority to establish allowances and provisions for credit loss, is exercised by the Chairman’s Office (by delegation to an Executive Vice Chairman), by the GEB (by delegation to the Group CCO) and within the Business Groups. The level of credit authority delegated to individuals varies according to the quality of the counterparty and any security and takes into account the individual’s seniority and experience.
     We manage and control concentrations of credit risk wherever we identify them, in particular to individual counterparties and groups and to industries and countries. Disciplined processes are in place, within the Business Groups and Corporate Center, to ensure prompt identification, accurate assessment, proper approval and consistent monitoring and reporting of credit risk.

Credit risk of counterparties and groups

We set limits on our credit exposure to both individual counterparties and counterparty groups. In the Investment Bank, where it is most relevant, we differentiate between ‘take and hold’ and ‘temporary’ exposures, the latter being those accepted with the intention of syndicating, selling or hedging within a short period.
     Exposure is measured for banking products as the face value amount of the loan or commitment. For most traded products we determine the future exposure profile by modeling the potential evolution of the value of the portfolio of trades with each counterparty over its life (potential credit exposure), taking into account legally enforceable close out netting agreements where applicable. Credit limits for individual counterparties are applied to the ‘maximum likely exposure’, a statistical measure derived from this model.
     Investment Bank has also developed, primarily as a management tool at this stage, a measure which translates all exposures into a benchmark loan equivalent, taking into account expected changes in exposure profile of traded products and credit rating migration of the counterparty. Maximum counterparty concentration guidelines are set for each rating class. Credit exposure is monitored against these guidelines and exposure reduction through syndication, sale or hedging may be triggered when a guideline is exceeded.

Expected loss

Credit risk exists in every credit engagement, and credit loss expenses must be expected as an inherent cost of doing business. But the occurrence of actual credit losses is erratic in both timing and amount and those that arise usually relate to transactions entered into in previous accounting periods. In order to account for average credit loss over time and to encourage risk-adjusted pricing, we use the concept of ‘expected loss’.
     ‘Expected loss’ is an estimate of the annual costs that will arise, on average over time, from positions that become impaired. It is derived from the probability that a given counterparty

Financial Management

UBS internal rating scale and
mapping to external ratings

		Moody’s	Standard
		Investor	and
UBS		Services	Poor’s
Rating	Description	equivalent	equivalent

0 and 1	Investment	Aaa	AAA
2	grade	Aa1 to Aa3	AA+ to AA–
3		A1 to A3	A+ to A–
4		Baa1 to Baa2	BBB+ to BBB
5		Baa3	BBB–

6	Sub-investment	Ba1	BB+
7	grade	Ba2	BB
8		Ba3	BB–
9		B1	B+
10		B2	B
11		B3	B–
12		Caa to C	CCC to C

13	Impaired and	D	D
14	defaulted	D	D

will default, our current and likely future exposure to that counterparty and the likely severity of the loss should default occur.

     We assess the default probabilities of individual counterparties using rating tools tailored to the various categories of counterparty, and from these we derive a credit rating. Clients are segmented into 15 rating classes, two being reserved for assets that are already impaired or defaulted. The UBS rating scale, which is shown in the table above, is not only an ordinal ranking of our counterparties; we have assigned to each rating class a fixed probability of default, and thus clients migrate between rating classes as our assessment of their probability of default changes. As shown in the table above, we map the ratings of the major rating agencies to our rating classes based on the long-term average default observations for each external grade. Observed defaults per rating category vary year on year, and especially over an economic cycle, and therefore this mapping does not imply that UBS expects this number of defaults in any given period.
     We determine exposure at default based on the expected amounts owed at the time of default, for example for traded products the expected exposure profile, derived from the same model as the ‘maximum likely exposure’ used to measure credit limit utilization.
     We assess loss severity or loss given default based on a set of assumptions, taking into account the seniority of the claim, and collateral or other credit mitigation where available.

     UBS’s internal measurement framework is broadly consistent with the concepts of Basel II under which future minimum regulatory capital requirements for credit risk will be determined.

Statistical and stress loss

Our credit portfolio is heterogeneous, varying significantly in terms of client type, sector, geographical diversity and the size of exposures. For the assessment of both statistical loss and stress loss in material credit portfolios, we make an initial analysis based on sub-portfolios with more homogeneous characteristics.
     We aggregate statistical loss across these portfolios using our own proprietary credit Value at Risk methodology. This provides an indication of the level of risk in the portfolio and the way it changes over time.
     Modeling extreme credit losses is complex because they are driven much less by systematic factors than is generally the case for market risk. We apply scenarios which allow us to assess the impact of variations in bankruptcy/default rates and asset values, taking into account risk concentrations in each portfolio. We also measure industry and geographical contributions to stress loss results.

Composition of credit exposures

Credit is an integral part of many of our business activities.

     The two main contributors to credit exposure are Wealth Management & Business Banking and Investment Bank. To a lesser extent, credit activities are also important to Wealth Management USA.
     The credit exposure of Wealth Management & Business Banking is mainly comprised of traditional loans to private individuals and corporations. Loans to private individuals are typically secured by either residential real estate or portfolios of marketable securities. Loans to corporations may, depending on our assessment of the credit capacity and quality of the borrower, be extended on an unsecured basis, but often benefit from collateral in the form of real estate or other assets.
     In Investment Bank, credit exposure arises from both traditional banking products and

Financial Management
Risk Analysis

Total exposure

	Wealth Management
CHF million	& Business Banking			Investment Bank			Wealth Management USA			Other [1]			UBS
As at	31.12.03	31.12.02	31.12.01	31.12.03	31.12.02	31.12.01	31.12.03	31.12.02	31.12.01	31.12.03	31.12.02	31.12.01	31.12.03	31.12.02	31.12.01

Loans utilization (gross)	174,772	169,106	175,693	55,366	61,718	61,229	13,116	12,857	18,246	4,953	5,689	6,816	248,207	249,370	261,984
Contingent claims	11,424	11,448	12,839	3,201	4,407	11,640	355	430	542	583	309	466	15,563	16,594	25,487
Unutilized committed lines	1,800	1,984	2,509	44,670	36,439	47,355	80	811	715	73	72	29	46,623	39,306	50,608

Total banking products	187,996	182,538	191,041	103,237	102,564	120,224	13,551	14,098	19,503	5,609	6,070	7,311	310,393	305,270	338,079

Unsecured OTC products	1,385	1,682	1,961	53,649	55,002	64,416				573			55,607	56,684	66,377
Other derivatives (secured or exchange-traded)	1,190	712	2,317	14,535	10,850	12,150	1	3					15,726	11,565	14,467
Securities lending / borrowing	1,093	917	45	22,220	11,962	14,575							23,313	12,879	14,620
Repo / Reverse-Repo	26	14	67	19,546	21,744	18,948	151	439					19,723	22,197	19,015

Total traded products [2]	3,694	3,325	4,390	109,950	99,558	110,089	152	442		573			114,369	103,325	114,479

Total credit exposure, gross	191,690	185,863	195,431	213,187	202,122	230,313	13,703	14,540	19,503	6,182	6,070	7,311	424,762	408,595	452,558

Total credit exposure, net of allowances	188,798	182,148	189,929	212,072	200,620	227,949	13,678	14,511	19,469	6,178	6,061	7,298	420,726	403,340	444,645

1 Includes Global Asset Management and Corporate Center including Private Banks. 2 Traded products exposure is based on internal measurement methodology.

traded products. Traded products exposure to lower rated counterparties is generally collateralized or otherwise supported.

     The table above provides an overview of the aggregate credit exposure of UBS in gross terms, i.e. without recognition of hedges, collateral or other risk mitigation.

Wealth Management & Business Banking

Wealth Management & Business Banking’s gross loans to customers at 31 December 2003 amounted to CHF 175 billion, of which 70% or CHF 123 billion were secured by real estate. Loans to customers increased by CHF 5.7 billion, mainly a reflection of the success of our home mortgage initiative in Switzerland. The pie chart to the right shows that exposure to the real estate sector is well diversified, with 44% of loans being secured on single-family homes and apartments, which, historically, have exhibited a low risk profile. The 16% of exposure secured on residential multi-family homes consists of rented apartment buildings. Loans and other credit engagements with individual clients, excluding mortgages, are predominantly extended against the pledge of marketable securities where we apply conservative standards to determine the advance value of the collateral.
     Unsecured loans consist predominantly of exposures to corporate clients. They are widely spread across rating categories and industry sec-

tors, which reflects our position as a market-leading lender to this segment of predominantly small-to medium-sized enterprises in Switzerland. During 2003, we have again focused on improving the quality of our credit portfolio, and further reducing individual and sector concentrations.

     The table on the next page shows credit exposure across counterparty ratings and loss given default (LGD) buckets. LGD represents our expectation of the extent of loss on a transaction should default occur, and is expressed as percentage loss per unit of exposure. LGD typically differs by type of counterparty and claim, seniority and available collateral. The table shows a concentration in the rating grade 5 and 25% LGD buckets, reflecting the dominant residential mortgage business which generally has an LGD of 25%.

Financial Management

Wealth Management & Business Banking:
distribution of gross loans across counterparty rating and loss given default (LGD) buckets

						Weighted
	Gross	Loss given default buckets				Average
CHF million	Exposure	0-25%	26-50%	51-75%	76-100%	LGD (%)

0 1 2 3 4 5 6 7 8 9 10 11 12	1,019 567 3,611 17,024 6,261 104,355 8,618 11,124 9,309 4,934 1,065 217 278	469 318 2,101 10,807 2,531 96,942 2,899 3,899 2,452 1,414 249 33 133	404 56 1,000 1,566 1,727 3,484 3,657 4,497 5,013 2,470 520 115 92	146 188 497 3,142 1,966 2,280 1,768 1,335 1,261 740 216 56 25	0 5 13 1,509 37 1,649 294 1,393 583 310 80 13 28	34 37 32 27 38 25 39 41 38 39 42 44 35

Total	168,382	124,247	24,601	13,620	5,914	29

Investment grade Sub-investment grade Impaired and defaulted	132,837 35,545 6,390	113,168 11,079	8,237 16,364	8,219 5,401	3,213 2,701

Total gross loans	174,772

Financial Management
Risk Analysis

Investment Bank

A substantial majority of the Investment Bank’s credit exposures fall into the investment grade category (internal counterparty rating grades 0 to 5), both for banking products gross (68%) and for traded products (94%). The counterparties are primarily sovereigns, financial institutions, multinational corporate clients and investment funds.
     The Investment Bank’s total banking products exposure at 31 December 2003 was CHF 103 billion, of which CHF 55 billion was loans, compared with CHF 103 billion total and CHF 62 billion loans at 31 December 2002 and CHF 120 billion total and CHF 61 billion loans at 31 December 2001. In the last few years, the Investment Bank has engaged in a substantial credit risk hedging program through which we have effectively reduced our banking products exposure at 31 December 2003 by CHF 22 billion. This was achieved mainly by transferring the underlying risk to high-grade market counterparties using credit default swaps. The table below provides a view of the net banking products exposure, reflecting the effect of these credit risk hedging activities. To illustrate the effects

Investment Bank: credit hedging, banking products

	As at 31.12.2003
	Gross	Credit	Other Risk	Net
CHF million	Exposure[1]	Hedges[2]	Mitigants[3]	Exposure

Investment grade	39,227	(18,892)	609	22,314
Sub-investment grade	22,306	(3,508)	(498)	18,626
Impaired and defaulted	1,495	0	(889)	615

Total banking products exposure	63,028	(22,400)	(778)	41,555

1 Gross Exposure includes contingent claims and unutilized commitments but excludes money market deposits and cash collateral deposits both included in the total Banking Products of CHF 103,237 million shown in the total exposure table. 2Credit Hedges include single name credit default swaps (CDS) and credit linked notes (CLN) programs at notional amounts. 3Other Risk Mitigants include cash collateral and unfunded risk participations. Risk participation are shown as a reduction in exposure to the original borrower and corresponding increase in exposure to the participant bank. The impaired and defaulted category also includes counterparty-specific allowances of CHF 673 million.

Note: Columns cannot be totaled as net exposure is set to zero in case of over-hedging.

Investment Bank: distribution of net take and hold banking products exposure1 across counterparty rating and loss given default (LGD) buckets

	Net					Weighted
	Credit	Loss given default buckets				Average
CHF million	Exposure [2]	0–25%	26–50%	51–75%	76–100%	LGD (%)

Not rated	36	22	14	0	0	27
0 and 1	1,875	0	1,875	0	0	49
2	4,019	217	3,790	0	12	47
3	5,520	2,513	2,767	238	2	38
4	3,887	63	3,757	67	0	50
5	1,694	573	1,121	0	0	45
6	989	345	627	5	12	44
7	5,227	4,538	629	60	0	15
8	4,731	4,255	341	0	135	14
9	3,177	2,095	872	198	12	25
10	797	119	636	36	6	46
11	492	140	316	24	12	48
12	491	163	310	18	0	34

Total non-impaired	32,935	15,043	17,055	646	191	34

Investment grade	17,031	3,388	13,324	305	14
Sub-investment grade	15,904	11,655	3,731	341	177
Impaired and defaulted	609

Total take and hold	33,544

1Net take and hold banking products exposure does not include money market deposit and excludes temporary (underwriting) commitments. 2Net credit exposure: gross credit exposure minus credit hedges minus other risk mitigants.

Financial Management

Investment Bank
Banking product exposure by counterparty rating

As a % of Investment Bank banking products exposure
25%
20%
15%
10%
5%
0%
0 and 1
2
3
4
5
6
7
8
9
10
11
12
13
14
Investment grade
Sub-investment grade
Impaired and defaulted

31.12.01 Gross | 31.12.02 Gross | 31.12.02 Net[1] | 31.12.03 Gross | 31.12.03 Net[1]

[1] Banking products exposure (includes money market deposits) net of cash collateral, credit hedges and allowances/provisions.

Investment Bank
Banking products[1] exposure by industry sector

As a % of Investment Bank banking products exposure
40%
35%
30%
25%
20%
15%
10%
5%
0%
Banks
Chemicals
Electricity, gas, water supply
Financial institutions
Manufacturing
Mining
Public authorities
Retail and wholesale
Transport, storage and communication
Others

31.12.01 | 31.12.02 | 31.12.03

[1] Banking products exposure (includes money market deposits) net of cash collateral, credit hedges and allowances/provisions.

Investment Bank
Gross traded products exposure by counterparty rating

As a % of Investment Bank traded products exposure
40%
35%
30%
25%
20%
15%
10%
5%
0%
0 and 1
2
3
4
5
6
7
8
9
10
11
12
13
14
Investment grade
Sub-investment grade
Impaired and defaulted

31.12.01 | 31.12.02 | 31.12.03

Financial Management
Risk Analysis

of credit hedging and other risk mitigation, the rating distribution graph on the previous page shows exposures before and after risk mitigation. Additionally, in the matrix on page 54, we show the distribution of Investment Bank’s net banking products exposure across rating grades and LGD buckets. In this portfolio, the LGD for senior claims is normally between 40% and 50%, which explains the concentration in the 26–50% bucket. The significant exposure in the sub-investment grade 0–25% bucket is mainly comprised of short-term loans to US mortgage originators, secured on their mortgage portfolios, pending securitization. Exposure distribution across counterparty ratings shown elsewhere in this section refers only to gross exposure and probability of default, without reference to the likely severity of loss or loss mitigation from collateral or credit hedges.

     The banking products portfolio continues to be widely diversified across industry sectors. At 31 December 2003, the largest exposure (31%) was to financial institutions. Our disciplined credit underwriting and distribution standards, our focus on asset quality and our avoidance of risk concentrations, have allowed the Investment Bank to avoid any significant default situations in 2003.
     A significant proportion of the Investment Bank’s credit risk arises from its trading and risk management activities. Providing risk management solutions to clients, including the use of derivative products, is a core business of the Investment Bank. Transactions with counterparties of lower quality are generally conducted on a secured basis or for short tenors only. In line with general market trends, we have also entered into bilateral collateral agreements with other major banks to mitigate the potential concentrations of exposure arising from industry consolidation and the continuing increase in volumes of OTC derivatives traded.
     The graph on page 55 shows the Investment Bank’s traded products exposure by counterparty rating at 31 December 2003. Further details of derivative instruments are provided in Note 23 to the Financial Statements and details of securities borrowing, securities lending, repurchase and reverse repurchase activities can be found in Note 10 to the Financial Statement.
     Over the last six years, we have focused our lending outside Switzerland on important advi-

sory or underwriting clients, avoiding pure commercial lending, and thereby substantially reducing our international credit exposure. With the increasing strength of the business franchise with such core clients, and the improvement in market conditions, we expect to selectively allocate moderately higher capital resources to support our business growth. Any increase in credit exposure will, however, be gradual and balanced across our lending business for core corporate clients, derivatives activity and loan underwriting.

Wealth Management USA

Consistent with their business focus on regulated, collateralized lending to high net worth individuals, credit risk in the Wealth Management USA portfolio is comparatively low. The loan portfolio as at 31 December 2003 amounted to CHF 13 billion, spread across more than 100,000 individual positions, widely dispersed across the US. In order to provide a broader range of services to our US clients, in the fall of 2003, we opened UBS Bank USA, an FDIC-insured institution located in Salt Lake City. Over time this is likely to lead to growth in the collateralized loan portfolio of Wealth Management USA.

Settlement risk

Settlement risk arises in transactions involving the exchange of values when we must honor our obligation to deliver without first being able to determine that we have received the counter-value. The most significant element of our settlement risk arises from foreign exchange transactions, but the Continuous Linked Settlement (CLS) system, an industry initiative which went live in October 2002, allows transactions to be settled on a delivery versus payment basis, eliminating settlement risk. The volume of transactions settled through CLS has increased throughout 2003, and by fourth quarter nearly 50% by value of our foreign exchange business was being settled in this way. CLS does not, of course, eliminate the credit risk arising on foreign exchange transactions from changes in exchange rates prior to settlement, which we continue to measure and control as for other traded products, as described on page 50 under Credit risk of counterparties and groups.

Financial Management

Country risk

The CCO organization at the Corporate Center assigns ratings to all countries to which we have exposure. Like counterparty ratings, sovereign ratings express the probability of the occurrence of a country risk event that would lead to an impairment of our exposures. The default probabilities and the mapping to the ratings of the major rating agencies are the same as for counterparty credit risks (see table on page 51), the three lowest ratings being designated ‘distressed’.

     For all countries rated 3 and below, we set country risk ceilings approved by the Chairman’s Office or under delegated authority. The country risk ceiling applies to all transactions with counterparties in these countries, and extension of credit may be denied on the basis of a country risk ceiling, even if there are adequate counterparty limits available. Within this group of countries, those which have yet to reach a mature stage of economic, financial, institutional, political and social development or where there is significant potential for economic or political instability are defined as emerging market countries. The country data provided below cover only emerging market countries and not all countries which are subject to ceilings.
     Counterparty defaults resulting from multiple insolvencies (systemic risk) or general prevention of payments by authorities (transfer risk) are the most significant effects of a country crisis. In our internal measurement and control of country risk we also consider the probable financial impact of market disruption arising prior to, during and following a country crisis, in the form of severe falls in the country’s markets and asset prices, longer-term devaluation of the currency and potential immobilization of currency balances.
     We measure the potential financial impact of severe emerging markets crises by stress testing –
identifying countries that may be subject to a potential crisis event, and determining potential loss, making conservative assumptions about potential recovery rates depending on the types of transaction involved and their economic importance to the affected countries.

Country risk exposure

Our cross-border country risk exposure to emerging markets amounted to CHF 13.8 billion at 31 December 2003, compared with CHF 10.7 billion at 31 December 2002. Of this amount, CHF 8.6 billion or 62% is to investment grade countries. Our on-shore exposure to emerging markets is not material. The growth of CHF 3.1 billion in total emerging markets exposure arose almost entirely in liquid tradable assets, reflecting increased emerging markets trading activities, especially in Asia, where we took advantage of opportunities presented by improved investor sentiment.
     The table and graphs below analyze the cross-border emerging market country exposures by country rating category, by major geographical area and by product type at 31 December 2003 compared to 31 December 2002 and 31 December 2001.

Emerging market exposure by major geographical area and product type

CHF million	Total			Banking products			Traded products			Tradable assets
As at	31.12.03	31.12.02	31.12.01	31.12.03	31.12.02	31.12.01	31.12.03	31.12.02	31.12.01	31.12.03	31.12.02	31.12.01

Emerging Europe	1,833	2,005	1,954	441	390	632	606	532	750	786	1,083	572
Emerging Asia	7,721	4,755	7,747	2,416	2,189	4,029	1,113	1,179	1,537	4,192	1,387	2,181
Latin America	1,849	1,711	2,876	425	618	1,122	568	330	863	856	763	891
Africa / Middle East	2,363	2,205	2,858	882	979	1,432	1,083	818	962	398	408	464

Total	13,766	10,676	15,435	4,164	4,176	7,215	3,370	2,859	4,112	6,232	3,641	4,108

Financial Management
Risk Analysis

Provisioning policies

UBS classifies a claim as impaired if the book value of the claim exceeds the present value of the cash flows actually expected in future periods – loan interest payments and scheduled principal repayments, or other payments due, for example on guarantees, and including liquidation of collateral where available. We further classify loans as non-performing where payment of interest, principal or fees is overdue by more than 90 days or – as now required by Swiss regulatory guidelines – when insolvency proceedings have commenced or obligations have been restructured on concessionary terms.

     We have established policies to ensure that the carrying values of impaired claims are determined on a consistent and fair basis, especially for those impaired claims for which no market estimate or benchmark for the likely recovery value is available. Future cash flows considered recoverable are discounted to present value in accordance with the principles of IAS 39. A loan loss allowance is then made for the probable loss on the claim in question and charged to the income statement as credit loss expense.
     Each case is assessed on its merits, and the workout strategy and estimation of cash flows considered recoverable are independently approved by the CCO organization.
     Allowances and provisions for credit losses also include a component for country risk. We establish country-specific scenarios, which are kept under review and updated as necessary, to evaluate the extent to which the value of our banking and trad-

ed product exposures would be affected by country risk incidents or country-specific systemic risks. Appropriate provisions are then determined by evaluating the type of credit exposure in the portfolio for each country and the loss severities that have been attributed to each exposure type. With effect from fourth quarter 2003, we have reclassified certain country allowances as counterparty specific credit allowances where they cover arrears of governments and other sovereign debtors in countries that are subject to a debt moratorium or whose debt has been rescheduled.
     We are confident that our policies and processes ensure a consistent and fair basis for determining prudent levels of allowances and provisions.

Credit loss expense

Our Financial Statements are prepared in accordance with IFRS, under which credit loss expense charged to the UBS Financial Statements in any period is the sum of net allowances and direct writeoffs minus recoveries arising in that period, i.e. the credit losses actually incurred. By contrast, in our segment reporting we measure credit loss expense using the expected loss concept, which reflects the annual cost that is expected to arise on transactions in the current portfolio that become impaired in the future. To hold the Business Groups accountable for credit losses actually incurred, we charge or refund them with the difference between actual credit loss expense and expected loss, amortized over a three-year period. The

Actual credit loss (expense) / recovery versus Business Group credit loss charge

	Wealth Management
CHF million	& Business Banking			Investment Bank			Wealth Management USA			Other[1]			UBS
For the year ended	31.12.03	31.12.02	31.12.01	31.12.03	31.12.02	31.12.01	31.12.03	31.12.02	31.12.01	31.12.03	31.12.02	31.12.01	31.12.03	31.12.02	31.12.01

Total banking products exposure at year end	187,996	182,538	191,041	103,237	102,564	120,224	13,551	14,098	19,503	5,609	6,070	7,311	310,393	305,270	338,079

Actual credit loss (expense)/recovery	(75)	(238)	(124)	(40)	35	(360)	(3)	(15)	(15)	2	12	1	(116)	(206)	(498)
- as a proportion of total banking products exposure (bps)	(4)	(13)	(6)	(4)	3	(30)	(2)	(11)	(8)	4	20	1	(4)	(7)	(15)

Credit loss expense charged to the Business Groups [2]	(131)	(312)	(601)	(139)	(128)	(112)	(8)	(13)	(18)	(2)	(2)	(3)	(280)	(455)	(734)
- as a proportion of total banking products exposure (bps)	(7)	(17)	(31)	(13)	(12)	(9)	(6)	(9)	(9)	(4)	(3)	(4)	(9)	(15)	(22)

1 Includes Global Asset Management and Corporate Center including Private Banks. 2Based on expected credit loss. See Credit loss expense section above.

Financial Management

difference between the amounts charged to the Business Groups and the actual credit loss expense recorded at Group level is reported in the Corporate Center. The following discussion covers the actual credit loss expense.

     Total credit loss expense for UBS in 2003 amounted to CHF 116 million, compared to CHF 206 million in 2002 and CHF 498 million in 2001.
     Net actual credit loss expense at Wealth Management & Business Banking amounted to CHF 75 million compared to CHF 238 million in 2002. This exceptionally strong result was achieved despite the negative impact of the Erb Group, a privately held Swiss conglomerate, which defaulted in fourth quarter 2003. Our domestic credit portfolio demonstrated strong resilience in a Swiss economic environment which saw an increase in the number of corporate bankrupties by 13.4% compared to 2002, the highest annual increase in 10 years (see the graph to the right). The measures taken in recent years to improve the quality of our credit portfolio have resulted in lower levels of new defaults and our success in managing the impaired portfolio has resulted in a higher than anticipated level of recoveries. In response to an improving economic and political environment in some emerging markets, we were also able to release country allowances relating to our correspondent banking business.
     Outside Switzerland, the global credit environment gradually improved during 2003, especially in the second half of the year, reversing the downward trend observed in the previous two years. Although some concerns regarding sustainability remain, signs of a global economic recovery have increased.
     The Investment Bank experienced net actual credit loss expense of CHF 40 million, compared to net credit loss recoveries of CHF 35 million in 2002 and credit loss expense of CHF 360 million in 2001. This continued strong performance was the result of minimal exposures to new defaults plus the recovery of country provisions consistent with the more favorable outlook for emerging market economies.

Impaired loans, allowances and provisions

As shown in the table on the following page, allowances and provisions for credit losses decreased by 23%, to CHF 4,326 million at 31 December 2003 from CHF 5,621 million at

31 December 2002. Note 9b to the Financial Statements provides further details of the changes in allowances and provisions during the year.

     Allowances and provisions for emerging market-related exposures stood at CHF 286 million at 31 December 2003, compared to CHF 736 million at 31 December 2002 and CHF 1,006 million at 31 December 2001. The significant reduction is mainly a consequence of the reclassification, noted above, of country allowances earmarked to cover defaulted exposures to sovereign and quasi-sovereign borrowers whose debt has been rescheduled in the past. Their treatment as counterparty allowances is more consistent with our treatment of other impaired claims.
     Impaired loans have decreased to CHF 7,606 million at 31 December 2003 from CHF 10,365 million at 31 December 2002 and CHF 14,629 million at 31 December 2001. Over the same period, non-performing loans have also decreased, to CHF 4,959 million from CHF 6,029 million at 31 December 2002 and CHF 8,639 million at 31 December 2001. We have applied the new definition of non-performing loans introduced by the Swiss regulator, as noted above, with effect from 31 December 2003. Previous period numbers have not been restated and are therefore comparatively lower than would otherwise be the case, which explains the relatively low reduction in our non-performing loans portfolio in 2003.
     The ratio of impaired loans to total loans has improved continuously over the past three years to 3.1% at 31 December 2003 from 4.2% at 31 December 2002 and 5.6% at 31 December 2001, while the non-performing loans to total

Financial Management
Risk Analysis

Allowances and provisions for credit loss

[1]	Includes Global Asset Management and Corporate Center including Private Banks. Global Asset Management had no impaired or non-performing loans at 31.12.02 and 31.12.01.

[2]	Includes country allowances and provisions and provisions for off balance sheet liabilities.

[3]	In the fourth quarter 2003 CHF 318 million of country provisions earmarked to cover defaulted and rescheduled non-performing claims on sovereign and quasi-sovereign borrowers were reclassified to counterparty-specific loan loss allowances.

	Wealth Management
CHF million	& Business Banking
As at	31.12.03	31.12.02	31.12.01

Loans to banks (gross)	3,312	3,292	3,964
Loans to customers (gross)	171,460	165,814	171,729
Gross loans	174,772	169,106	175,693

Non-performing loans	4,420	5,032	7,001
Other impaired loans	1,970	3,332	4,303

Total impaired loans	6,390	8,364	11,304

Allowances for non-performing loans	2,346	2,749	4,245
Allowances for other impaired loans	484	824	1,137

Total allowances for impaired loans	2,830	3,573	5,382

Other allowances and provisions [2]	312	452	243

Total allowances and provisions	3,142	4,025	5,625

of which country allowances and provisions [3]	118	515	507

Ratios
Impaired loans as a % of gross loans	3.7	4.9	6.4

Non-performing loans as a % of gross loans	2.5	3.0	4.0

Allowances and provisions for credit loss as a % of gross loans	1.8	2.4	3.2

Allocated allowances as a % of impaired loans	44.3	42.7	47.6

Allocated allowances as a % of non-performing loans	53.1	54.6	60.6

loans ratio improved to 2.0% at 31 December 2003 from 2.4% at 31 December 2002 and 3.3% at 31 December 2001. These positive results were due, in part, to the reduction of our exposure to international credit risk in previous years, resulting in fewer new impaired and non-performing loans than in prior periods, and in part to continuing efforts to conclude proceedings and reach settlement on existing non-performing loans.

     In general, Swiss practice is to write off loans only on final settlement of bankruptcy proceedings, sale of the underlying assets, or formal debt forgiveness. By contrast, US practice is generally to write off non-performing loans, in whole or in part, much sooner, thereby reducing the amount of such loans and corresponding provisions recorded. A consequence of applying the Swiss approach is that, for UBS, recoveries of amounts written off in prior accounting periods tend to be small, and the level of outstanding impaired loans and non-performing loans as a percentage of gross loans tends to be higher than for our US peers.

Market risk

Market risk is the risk of loss arising from movements in observable market variables such as interest rates, exchange rates and equity markets. The risk of price movements on securities resulting from general credit and country risk factors and events specific to individual issuers is also considered market risk.

     Market risk is incurred primarily through trading activities which are centered in the Investment Bank. It arises from market making, client facilitation and proprietary positions in equities, fixed income and interest rate products, foreign exchange and, to a lesser extent, precious metals and energy.
     Group Treasury assumes market risk through the transfer of long-term interest rate risk from other Business Groups, and through the Group’s structural foreign exchange positions. These are non-trading positions and are discussed in the Treasury section on pages 67 to 72.
     Market risks arise, to a much lesser extent, in other Business Groups, primarily from the facili-

Financial Management

Investment Bank			Wealth Management USA			Other [1]			UBS
31.12.03	31.12.02	31.12.01	31.12.03	31.12.02	31.12.01	31.12.03	31.12.02	31.12.01	31.12.03	31.12.02	31.12.01

24,486	24,495	17,702	1,493	1,327	2,151	2,733	3,797	4,444	32,024	32,911	28,261
30,880	37,223	43,527	11,623	11,530	16,095	2,220	1,892	2,372	216,183	216,459	233,723
55,366	61,718	61,229	13,116	12,857	18,246	4,953	5,689	6,816	248,207	249,370	261,984

513	967	1,609	25	29	17	1	1	12	4,959	6,029	8,639
675	996	1,667	0	0	17	2	8	3	2,647	4,336	5,990

1,188	1,963	3,276	25	29	34	3	9	15	7,606	10,365	14,629

443	706	1,104	25	29	17	1	1	8	2,815	3,485	5,374
504	575	760	0	0	17	3	8	6	991	1,407	1,920

947	1,281	1,864	25	29	34	4	9	14	3,806	4,892	7,294

205	264	681	3	13	0	0	0	0	520	729	924

1,152	1,545	2,545	28	42	34	4	9	14	4,326	5,621	8,218

168	221	499	0	0	0	0	0	0	286	736	1,006

2.1	3.2	5.4	0.2	0.2	0.2	0.1	0.2	0.2	3.1	4.2	5.6

0.9	1.6	2.6	0.2	0.2	0.1	0.0	0.0	0.2	2.0	2.4	3.3

2.1	2.5	4.2	0.2	0.3	0.2	0.1	0.2	0.2	1.7	2.3	3.1

79.7	65.3	56.9	100.0	100.0	100.0	133.3	100.0	93.3	50.0	47.2	49.9

86.4	73.0	68.6	100.0	100.0	100.0	100.0	100.0	66.7	56.8	57.8	62.2

tation of customer business, including interest rate risk in the banking books of the independent private banks.

     Each Business Group has a Chief Risk Officer (CRO), reporting functionally to the Group CRO. They are responsible for independent risk control of market risk, including monitoring of exposures against limits, for assessment of market risk in new businesses and products and in structured transactions, and for ensuring the complete capture of market risk in risk measurement and reporting systems.
     We apply market risk measures to all trading activities, to foreign exchange, precious metals and energy exposures wherever they arise, and to interest rate risk in the banking books of all Business Groups, including Group Treasury and the independent private banks.

Risk measurement

Expected market risk loss is reflected in valuation adjustments made to the portfolio. These cover price uncertainties resulting from a lack of market liquidity or the absence of a reliable mar-

ket price for an instrument or position, and model risk in more complex products and transactions.

     Statistical loss is measured using a Value at Risk (VaR) methodology. VaR expresses the potential loss on the current portfolio from adverse market movements, assuming a specified time horizon before positions can be adjusted (holding period), and measured to a specified level of confidence. These estimates are based on historical simulation, i.e. assessing the impact of historical market movements on today’s portfolio. We set our VaR limits in terms of a 10-day holding period, measured to a 99% confidence level, and using five years of historical data, in line with the regulatory measure of market risk capital. 10-day VaR is a statistical measure of potential trading revenue volatility and a change in the general level of VaR would normally be expected to lead to a corresponding change in the volatility of daily trading revenues. However, the 10-day VaR measure takes no account of the mitigating action that could be taken in the event of adverse market moves, nor does it express the

Financial Management
Risk Analysis

worst result that could occur as a result of extreme or unusual market conditions. The absolute level of VaR should not, therefore, be interpreted as the likely range of daily trading revenues. We also measure VaR based on a 1-day holding period. 1-day VaR exposure expresses the maximum daily mark to market loss that UBS is likely to incur on the current portfolio under normal market conditions with a larger loss being statistically likely only once in a hundred business days.

     All VaR models, while forward-looking, are based on past events and are dependent upon the quality of available market data. The quality of the VaR model is therefore continuously monitored by backtesting. In backtesting we compare the actual revenues arising from the previous day’s closing positions (‘backtesting revenue’, which excludes non-trading revenues such as commissions and fees and revenues from intraday trading) with the 1-day VaR calculated for the previous day on these same positions. If the revenue, whether positive or negative, exceeds the 1-day VaR, a ‘backtesting exception’ is considered to have occurred. When VaR is measured at a 99% confidence level, a backtesting exception is expected, on average, one day in a hundred. Backtesting results are reported to senior business management, the Group CRO and Business Group CROs and, as required by regulation, to our internal and external auditors and to relevant regulators.
     The VaR limit for UBS (based on 10-day VaR) is allocated among the Business Groups, the largest allocation being to the Investment Bank. Within the Business Groups, limits are allocated to lower organizational levels as necessary. The 10-day VaR measure is also the basis of our market risk regulatory capital requirement.
     Stress loss is assessed against a standard set of forward-looking scenarios, using stress moves in market variables which are regularly reviewed and approved by the Group CRO. Stress events modeled in our standard scenarios include crises in equity, corporate bond and emerging markets, and severe currency and interest rate movements. They are kept under constant review and fine-tuned as necessary to reflect changing market and economic conditions. We also monitor our positions against more specific scenarios that target individual sectors or are based on current concerns. Where appropriate, we also set market risk stress loss limits for Business Groups.
     The market risk VaR and stress loss limits are the principal controls on UBS’s exposure to day-to-day movements in market prices, but complementary controls are also applied to prevent undue risk concentrations, taking into account variations in price volatility and market depth and liquidity. They include controls on exposure to individual market risk variables, such as individual interest or exchange rates, and ‘issuer risk’ positions.
     Issuer risk is the risk of loss on securities and other obligations in tradable form, arising from credit-related and other ‘events’ and, ultimately, default and insolvency of the issuer or obligor. We take a comprehensive approach to measurement, including both debt and equity not only in physical form but also synthetic positions arising from forwards, options, credit default swaps and other derivatives. In 2003 we enhanced the measurement of potential loss by taking account of potential recovery values in default, which vary by issue type, rating and seniority. Positions are controlled in the context of the depth and liquidity of the market in which they are traded, and all material positions are kept under constant scrutiny in light of changing market conditions and specific public issuer information, including relative spread movements.
     Issuer risk positions for issuers domiciled in countries subject to country ceilings are also included in the measurement of country risk.

Market risk developments

During 2003, and in particular from the second quarter onwards, investor sentiment improved from its low point following the corporate scandals of 2002. In addition, the low interest rate environment that prevailed throughout the year saw sustained strength in fixed income markets, as investors sought higher yields. The buoyancy of the interest rate markets, particularly in the US, flowed through to equities with stronger deal flow and a more active IPO market, particularly in the latter part of the year. However, the year was peppered with periods of increased volatility. In the US mortgage market, prepayment rates increased due to the low interest rate environment, and in July/August yield curves steepened sharply as US treasuries were sold off. In addition, 2003 saw a depreciation of the US dollar against other currencies, in particular the euro which, in December, reached its highest level since its launch in 1999.

Financial Management

     Against this background, market risk for the Investment Bank, as measured by 10-day 99% confidence VaR, ended the year at CHF 411 million, and averaged CHF 354 million for 2003, an increase on the 2002 year-end value of CHF 310 million and 2002 average of CHF 275 million. This increase was primarily due to expanding trading activity in the Fixed Income, Rates and Currencies business area, particularly in US corporate and asset backed securities and, to a lesser extent, emerging market issues. As a consequence, average interest rate VaR for the year increased to CHF 323 million from CHF 219 million in 2002. Equity VaR was at similar levels to 2002. As can be seen in the VaR and backtesting revenue chart on page 64, VaR for the Investment Bank as a whole was within a tight range for most of the year, with occasional peaks as selected opportunities were taken in various emerging markets.

     Like VaR, stress loss for the Investment Bank, defined as the worst case outcome from our standard scenarios, was generally somewhat higher than in 2002, but within the approved limit.
     market risk positions in the other Business Groups and Corporate Center have only a marginal impact on total VaR, as can be seen from the table below.

Investment Bank: Value at Risk (10-day 99% confidence)

	Year ended 31.12.03						Year ended 31.12.02								Year ended 31.12.01
CHF million	Min.		Max.		Average	31.12.03	Min.		Max.		Average		31.12.02		Min.		Max.		Average	31.12.01

Risk type
Equities	142		194		171	160	123		293		177		178		124		455		181	157
Interest rates	251		437		323	395	162		303		219		281		128		300		183	226
Foreign exchange	7		82		31	28	6		100		35		10		9		91		29	26
Other [1]	7		51		15	10	4		113		30		13		2		14		6	5
Diversification effect		[2]		[2]	(186)	(182)		[2]		[2]		(186)		(171)		[2]		[2]	(146)	(143)

Total	290		447		354	411	198		390		275		310		180		470		252	271

1 Includes precious metals and energy exposures. 2 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

UBS: Value at Risk (10-day 99% confidence)

		Year ended 31.12.03						Year ended 31.12.02						Year ended 31.12.01
CHF million	Limits	Min.		Max.		Average	31.12.03	Min.		Max.		Average	31.12.02	Min.		Max.		Average	31.12.01

Business Groups
Investment Bank [1]	450	290		447		354	411	198		390		275	310	180		470		252	271
Wealth Management USA	50	8		21		14	17	11		36		19	14	13		37		20	24
Global Asset Management	30	7		16		11	8	7		13		9	9
Wealth Management & Business Banking [2]	50	1		5		2	1	4		9		5	4	4		5		5	5
Corporate Center [2,3]	150	40		83		58	49	30		64		40	62	31		63		37	41
Reserve [1]	150
Diversification effect			[4]		[4]	(76)	(72)		[4]		[4]	(68)	(87)		[4]		[4]	(49)	(36)

Total	600	297		462		363	414	211		374		280	312	192		482		266	305

1 Part of the reserve was allocated to Investment Bank over year-end 2003 but was not utilized. 2 The Private Banks are included in Wealth Management & Business Banking up to 30 June 2003 and in Corporate Center from 1 July 2003. 3 Includes interest rate exposures in the banking books of Group Treasury and, from 1 July 2003, the Private Banks. not meaningful to calculate a portfolio diversification effect. 4 As the minimum and maximum occur on different days for different Business Groups, it is not meaningful to calculate a portfolio diversification effect.

Financial Management
Risk Analysis

     UBS had no regulatory backtesting exceptions in 2003, despite periods of market volatility. Note that the revenues shown in the VaR and backtesting revenue chart above are ‘backtesting revenues’ – they exclude non-trading revenues, such as commissions and fees, and revenues from intraday trading, which are not relevant in the context of backtesting. In the histogram above we show these backtesting revenues alongside the daily revenues from all sources in the Investment Banking & Securities unit (‘full revenues’).
     With the growth in the competitiveness of our trading businesses, particularly in Fixed Income, we have already seen a gradual increase in the level of our market risk. Given the successful growth of our franchise, and the increased mar-

ket opportunities we see, we have decided to raise the VaR limit for the Investment Bank, which has remained unchanged since 1999. From 2004, the VaR limit for the Investment Bank will increase to CHF 600 million and the limit for UBS as a whole to CHF 750 million.

Operational risk

Operational Risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external causes, whether deliberate, accidental or natural. It is inherent in all our activities, not only in the business we conduct but also from the fact that we are a business – an employer, owning and occu-

Financial Management

pying property, and holding assets, including information, belonging to ourselves and our clients. Our operational risk framework is not designed to eliminate risk per se but, rather, to contain it within acceptable levels, as determined by senior management, and to ensure that we have sufficient information to make informed decisions about additional controls, adjustments to controls, or risk mitigation efforts.

Operational risk framework

Every function, whether a front-end business or a control or logistics unit, must manage its operational risks but is also reliant on others to do the same. This mutual reliance is the cornerstone of our operational risk framework, with business, control and logistics units exercising mutual oversight under the independent governance of the Group CRO and Head of Operational Risk. This ensures an element of independence in risk decisions.
     Every function defines its roles and responsibilities – the tasks that it performs – and collectively they ensure that there is adequate segregation of duties, complete coverage of risks and clear accountability, and that their interdependencies are identified. From this analysis, we develop our control objectives and standards. We consider the assets and interests that are to be protected, the types of operational risk event that can arise, ranging from every day reconciliation problems to potentially severe events such as fraud, and the potential impact of any such event. We recognize, however, that we cannot eliminate the risks completely, because errors and accidents will always happen, and that it may not always be cost effective to do so, even where it is theoretically possible. We therefore adopt a risk-based approach.
     It is essential to monitor compliance with controls and assess their effectiveness. To assist in this process, we can identify and track certain indicators, such as the number of unreconciled items on cash and custody accounts and the time they have been outstanding, which can potentially provide early warning of increasing risk or non-compliance with standards.
     When operational risk ‘events’ occur – actual failures of processes, people or systems – we assess their causes and the implications for our control framework, because an event such as a virus attack or a customer complaint, even if it does not lead to a direct or indirect financial loss, may indicate that our standards are not being complied with or that they are ineffective, and that remedial action must be taken.

     We maintain a database of financial events (both profits and losses) and their underlying causes. It is important to understand that losses from a single event can arise in several ways, some of which may not translate directly into a monetary amount (for example losses caused by business disruption); that the impact of a loss may be large relative to its monetary amount (for example a regulatory fine); and that the level of risk at any time is not directly correlated to actual financial losses or their frequency of occurrence, which are, at best, only indicative.
     We use the data to monitor overall operational risk levels for the firm and assess whether our operational risk is within acceptable bounds. We will ultimately use this data as a basis for the operational risk measurement and determination of operational risk regulatory capital required under Basel II.
     Information about external events, for example a fraud committed at another institution, can provide a useful benchmark for evaluating our operational risk framework, but the level of detail necessary to do this effectively is generally only available in the rare cases where an independent, official report is made publicly available.

Measurement of operational risk

Operational risk is difficult to quantify for a number of reasons: it may only become apparent a long time after the actions or events that caused it; the events that result in operational risk losses are highly context dependent; and the scarcity of reliable data is, and will continue for the foreseeable future, to be a challenge. Ultimately, the level of operational risk exposure depends critically on the management effort devoted to the rigorous application of our operational risk framework and the effectiveness of our insurance coverage. We can, however, identify an ‘expected’ or ‘average’ loss for operational risk and, from 2003, Business Groups have been required to budget an annual expected operational risk loss amount. We are also developing a model to calculate statistical loss under the Basel II Advanced Measurement Approach.

Financial Management
Risk Analysis

     Our approach to stress loss is primarily to consider extreme but plausible events that might occur (e.g., major litigation or extreme physical disasters) and to identify the management steps that can be taken to limit the losses they might cause. We also use this form of scenario analysis to develop contingency/crisis and business continuity plans to cover extreme events, affecting a limited area (e.g. one IT system or server) or a significant part of the business (e.g. all operations in one location), as an essential complement to our day to day operational risk controls.

     While industry standards are still evolving, we believe that our operational risk control framework meets current best practice and will provide the necessary foundation for Basel II compliance.

Financial Management

Financial Management
Treasury

Treasury

The Treasury activities of UBS are the responsibility of the Group Treasurer and encompass management of most of the non-trading market risk arising outside Investment Bank, as well as our funding and liquidity position and capital.

Interest rate risk management

Most non-trading interest rate risks are transferred from the originating business units to one of the two centralized risk management units, Group Treasury and the Investment Bank’s Cash and Collateral Trading unit (CCT), who manage the risks by exploiting UBS’s entire netting potential. The independent private banking subsidiaries are exceptions, managing their own non-trading interest rate risk, although the risk they hold is not material to UBS as a whole.

     Risks from long-term Swiss franc transactions with fixed maturities are transferred to Group Treasury by individual back to back transactions. Risks from fixed maturity short-term Swiss franc and all non-Swiss franc transactions are generally transferred to CCT. However, as client current and savings accounts and many other products of Wealth Management & Business Banking have no contractual maturity date or direct market-linked rate, their interest rate risk cannot be transferred by simple back to back transactions. Instead, they are transferred on a pooled basis via a ‘replication’ portfolio – a portfolio of revolving transactions between the originating business unit and Group Treasury at market rates designed to approximate the average cash flow and re-pricing behavior of the pooled client transactions. The structure and parameters of the replication portfolios are based on long-term market observations and client behavior and are reviewed periodically. The originating business units are thus immunized as far as possible against market interest rate movements, but retain their product margins, while Group Treasury acquires market-based interest rate positions that can be managed within set limits and according to its mandate. In response to both the extremely low domestic yield environment in Switzerland in 2002 and

2003, and the increased client demand for floating rate investment accounts, temporary adjustments, deviating from long-term observations, were made to the model that replicates client behavior.

     A significant amount of interest rate risk also arises from non-business related balance sheet items, such as the financing of bank property and equity investments in associated companies, and the investment of our own equity. The risk in these non-business items is also transferred to Group Treasury through replicating portfolios which, in this case, are designed to approximate the desired investment or funding profile.
     To the extent that Group Treasury needs to manage/hedge its consolidated positions, it deals with Investment Bank trading units, which are the sole interface to the external markets for both cash and derivative transactions.
     In addition to the standard market risk measure, VaR, three key interest rate risk measures are applied to Group Treasury’s interest rate risks.
–	Interest rate sensitivity, which expresses the impact of a one basis point (0.01%) parallel rise in interest rates on the fair value (net present value) of the interest rate risk positions.
–	Economic value sensitivity, which measures the potential change in fair value of Group Treasury’s interest rate positions resulting from a large instantaneous shock to interest rates.
–	Net interest income at risk, which is defined as the potential change in net interest income resulting from adverse movements in interest rates over the next twelve months.
     The interest rate sensitivity measure is a simple unit measure of sensitivity, which does not, in itself, provide an indication of potential loss. The economic value sensitivity and net interest income at risk methodologies provide different, but complementary, views of potential loss from

Financial Management
Group Treasury

interest rate risk. The economic value sensitivity measure provides a long-term view and a view of the whole book, since it takes into account the present value of all future cash flows generated from existing balance sheet positions. By contrast, the net interest income at risk measure considers only the re-pricing effect from positions maturing over the next twelve months, and thus provides a shorter-term view. In all three measures we assess the exposure both including and excluding the replication portfolio representing our equity. When this portfolio is excluded, the exposure under all three measures increases.

Interest rate risk development

In order to reflect the significant increase in our business activities denominated in foreign currencies, we decided in 2002 to diversify the investment of our equity from purely Swiss francs into a portfolio of major currencies. Our equity is currently invested at longer-term fixed interest rates in Swiss francs, US dollars, UK sterling and euros. At 31 December 2003 the Swiss franc portfolio had an average duration of 3.4 years and an interest rate sensitivity of CHF 8.07 million per basis point. For the US dollar portfo-
lio, the duration was 4.4 years and its sensitivity CHF 4.34 million per basis point. For the euro portfolio the duration was 3.3  years and its sensitivity CHF 0.51  million per basis point and for the UK sterling portfolio the duration was 3.2 years and its sensitivity CHF 0.20 million.
     The interest rate sensitivity of these investments is directly related to the chosen investment duration. It should be recognized that, although investing in significantly shorter maturities would lead to a reduction in the apparent interest rate sensitivity and economic value sensitivity of our treasury positions, it would lead to higher net interest income at risk (when measured excluding the equity itself) and to higher volatility in our actual interest earnings.
     The table below shows the interest rate sensitivity of our overall interest rate risk positions as at 31 December  2003. The first total is the sensitivity including the equity replicating portfolio, while the final total, which is significantly larger, excludes this portfolio.
     The table below shows the change in risk under the economic value sensitivity and net interest income at risk measures between 31 December  2001 and 31 December 2003.

Interest rate sensitivity of the bank book

As at 31.12.03
CHF thousand per	Within 1	1 to 3	3 to 12	1 to 5	Over 5
basis point increase	month	months	months	years	years	Total

CHF	(44)	(57)	(64)	(110)	44	(231)
USD	41	(42)	(28)	(65)	676	582
EUR	7	(3)	41	168	12	225
GBP	0	(2)	(52)	75	560	581
JPY	0	0	0	(4)	0	(4)
Others	0	0	0	(1)	(2)	(3)

Total [1]	4	(104)	(103)	63	1,290	1,150

of which equity replicating portfolio (CHF)	6	30	270	4,132	3,635	8,073
of which equity replicating portfolio (USD)	2	4	104	2,102	2,131	4,343
of which equity replicating portfolio (EUR)	0	1	17	286	204	508
of which equity replicating portfolio (GBP)	0	1	6	113	80	200

Total equity replicating portfolio	8	36	397	6,633	6,050	13,124

Bank book without equity replicating portfolio (total)	(4)	(140)	(500)	(6,570)	(4,760)	(11,974)

1 Total risk position includes adjustments of the replication portfolios for variable-rate products.

Change in risk under the two methodologies

	As at
CHF million	31.12.03	31.12.02	31.12.01

Net interest income at risk	(233)	(151)	(313)
Economic value sensitivity	(1,169)	(1,246)	(1,319)

Financial Management

The net interest income at risk figure shown is the worst case among various interest rate scenarios that have been analyzed, and results from an assumed downward interest rate shock (parallel shift) of 200 basis points. On 31 December 2003, the difference in the projected outcome in this scenario from that projected in a constant market rate scenario represented a reduction of CHF 233 million in the year’s total net interest income, compared with a reduction of CHF 151 million on 31 December 2002.

     The economic value sensitivity measure shows the effect of a 100 basis point adverse interest rate shock. On 31 December 2003, a 100 basis point upward shock of interest rates would lead to a CHF 1,169 million decline in fair value, compared with an exposure of CHF 1,246 million to the same scenario on 31 December 2002.

Liquidity and funding management

UBS’s range of business activities naturally generates asset and liability portfolios which are highly diversified with respect to market, product and currency. This reduces our exposure to individual funding sources, and also provides a broad range of investment opportunities, which in turn reduces liquidity risk. We adopt a centralized approach to liquidity and funding management to exploit these advantages to the full.

     The liquidity and funding management process is undertaken jointly by Group Treasury and CCT. Group Treasury establishes a comprehensive management framework, while CCT undertakes operational cash and collateral management transactions within the established parameters. This centralized cash and collateral management structure permits tight control on both our global cash position and our stock of highly liquid securities.

Liquidity management approach

Our approach to liquidity management, which covers all branches and subsidiaries, is to ensure that we will always have sufficient liquidity to meet liabilities when due, without compromising our ability to respond quickly to strategic market opportunities. Our integrated framework incorporates an assessment of all expected cash flows and the level of high-grade collateral that could be used for additional funding purposes. Risk limits are set by the GEB and monitored by Group Treasury and our liquidity exposure is regularly assessed by the Treasury Committee, chaired by the Treasurer. Moreover, detailed contingency plans have been developed for liquidity crisis management and have been incorporated into our global crisis management concept, which covers all types of crisis events. Regional committees monitor the markets in which UBS operates for potential threats and regularly report their findings to Group Treasury. In the event of a liquidity crisis, regional crisis task forces would implement contingency plans under the direction of senior management.

     The liquidity position is assessed and managed under a variety of potential scenarios, giving due consideration to stress factors. The range of scenarios analyzed encompasses both normal market conditions and stressed conditions, including both UBS-specific and general market crises.
     The starting point for these stress analyses is a breakdown of the contractual maturity of our assets and liabilities. This is displayed as at 31 December 2003 in Note 29 to the Financial Statements, which shows the profile of UBS’s overall cash flow ladder under a ‘business as usual’ scenario.
     The table on page 70 shows the development in 2003 of the cumulative 30-day liquidity gap that might arise during a UBS-specific crisis and the amount of contingency funding that could be raised to redress the potential imbalance. The secured funding capacity in the table relates exclusively to securities that are eligible for pledging at the major central banks and assumes application of crisis-level collateral margins. It does not take account of our additional stock of liquid securities that could be used to raise secured funding on the interbank market and it is assumed that no contingency funding would be raised on an unsecured basis.
     The results shown on page 70 are regarded as constituting a worst-case scenario that comprises a simultaneous combination of severe impairments to UBS’s overall liquidity situation across all markets, currencies and products. The scenario assumes, inter alia, that we would be unable to renew any of our unsecured debt, including our entire maturing money market papers (outstanding volume CHF 58 billion on 31 December 2003), which could occur if we

Financial Management
Group Treasury

UBS-specific crisis: liquidity gap and contingency funding

	As at
CHF billion	31.12.03	30.9.03	30.6.03	31.3.03	31.12.02

Crisis liquidity gap	(36)	(35)	(36)	(42)	(26)
Secured contingency funding	74	81	78	72	71
Net position	38	46	42	30	45

were to suffer a severe downgrading of our credit ratings. It further encompasses potential liquidity outflows due to contingent liabilities, in particular those due to the drawdown of committed credit lines. Exposures to other contingent commitments, such as guarantees and letters of credit, are also included in this analysis, even though these are not as vulnerable since they are generally not unconditional but are, rather, linked to other, independent conditions being fulfilled. The scenario also assumes that the crisis would engulf UBS’s source of retail deposits, thereby leading to massive withdrawals from current accounts, savings accounts and deposits. Furthermore, access to the client collateral pool is assumed to be limited as a result of securities lending agreements being cancelled during such a crisis.

     We regularly monitor unutilized committed credit facilities, and latent liquidity risks that could materialize if we were to suffer a downgrading of our credit ratings. ‘Rating trigger’ clauses, especially in derivative contracts, could result in an immediate cash outflow due to the unwinding of derivative positions, or the need to deliver additional collateral. The contingent exposure arising directly from these rating triggers is judged not to be material, even if UBS were to be downgraded to sub-investment-grade level, but the exposure is kept under review and any significant new rating trigger clauses are subject to appropriate explicit approvals.
     We engage in financial transactions that involve the utilization of non-consolidated special-purpose entities, but our funding and liquidity capacity is not reliant upon these entities to any material extent. Additionally, should any or all of these financial channels become unusable, the impact on UBS’s liquidity resources would be insignificant. All of UBS’s major sources of liquidity are channeled through entities that are fully consolidated and are included in the scenario analyses described above.

Funding sources and approach

With a broad diversification of funding sources (by market, product and currency), we maintain a well-balanced portfolio of liabilities which generates a stable flow of financing and provides protection in the event of market disruptions. This, together with our centralized funding management, enables us to pursue a strategy to fund business activities at the lowest possible cost.
     In this context, UBS’s strong domestic retail business is a very valuable, cost-efficient and reliable source of funding. Furthermore, through the establishment of short-, medium- and long-term funding programs in Europe, the US and Asia, we can both provide specialized investments to our customers and efficiently raise funds globally from both institutional and private investors, minimizing our dependence on any particular source.
     We plan our medium- and long-term funding activities by assessing the overall funding profile of the balance sheet, taking due account of the effective maturity of our asset base and the amount of maturing debt that will have to be replaced. We also factor in our ability to continue to fund our ongoing business activities through periods of difficult market conditions.
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
     The charts on the following page show a breakdown by product type and by currency of our secured and unsecured funding as at 31 December 2003. UBS has a strong secured funding base that reduces our exposure to periods of stressed market conditions when the ability to

Financial Management

UBS funding by product type UBS funding by currency
5% 9% 13% 10% Retail savings/deposits 16% CHF 12% Demand deposits EUR Fiduciary USD Time deposits Others 5% Long-term debt 18% Securities lending 9% Repurchase agreements Inter-bank Money market papers 6% 53% 39% 5% As at 31.12.03 As at 31.12.03 raise unsecured funding could be temporarily restricted. Of our total funding, 44% was raised on a secured basis and 56% unsecured. The unsecured funding base is well diversified, with 19% of funding stemming from savings and demand deposits, 5% from fiduciary deposits and only 5% from money market papers and 12% from short-term interbank borrowing. Most of our funding is originated in US dollars, with major portions also being raised in Swiss francs and in euro, roughly mirroring the currency breakdown of our assets. Around 12% of our funding was denominated in other currencies (primarily UK sterling and Japanese yen). UBS does not rely on buying committed credit facilities from third-party banks, but instead we base our contingent funding sources on our ability to raise secured funding through the use of high-quality collateral.
     In the course of 2003, UBS’s long-term debt remained stable, increasing slightly from CHF 56.6 billion at 31 December 2002 to CHF 62.1 billion at 31 December 2003, still representing 6% of the total balance sheet. The maturity profile of our long-term debt portfolio is well balanced. See Note 18 to the Financial Statements for further information concerning long-term debt.

Currency management

We report our results in Swiss francs, the currency of the country in which we are incorporated.

Our corporate currency management activities are designed to protect UBS’s BIS Tier 1 ratio and expected future foreign currency earnings (or financial net profits) from adverse movements of the Swiss franc against the currencies of our assets, revenues and costs, while preserving the option to take advantage of market opportunities which may arise.
     We aim to maintain our flexibility in being able to divest foreign currency assets at any time without adverse currency impact by match-funding, i.e. a US dollar asset is funded in US dollars, an euro asset in euros, etc. Our equity investment is managed in order to reflect the currency distribution of our risk-weighted assets. This creates structural foreign currency exposures, the gains or losses on which are recorded through equity, leading to fluctuations in our capital base in line with the fluctuations in risk-weighted assets, thereby protecting our BIS Tier 1 capital ratio.
     For financial accounting purposes, final profits or losses are translated each month from the original transaction currencies at the prevailing rate at the end of the month into Swiss francs. At the same time, Group Treasury centralizes profits or losses in foreign currencies and sells them into Swiss francs in order to reduce earnings volatility resulting from subsequent exchange rate movements. This monthly sell-down reduces the volatility of our Swiss franc results but it cannot protect the bank’s earnings against a

Non-trading currency risk VaR

CHF million	2003	2002	2001

Minimum	0.7	0.7	0.9
Maximum	32.0	14.2	16.2
Average	12.3	3.0	3.6
End of period	28.3	0.7	1.0

Financial Management
Group Treasury

sustained downward or upward move of one of the main currencies against the Swiss franc.

     In order to protect our Swiss franc net profits against adverse currency fluctuations we first make use of so-called natural hedge opportunities. Such opportunities exist for UBS because, overall, the currency composition of our net profit shows stable patterns of specific short and long positions in core foreign currencies such as UK sterling, euros and US dollars, and because some foreign currency pairs demonstrate high and stable correlations. This combination is exploited by offsetting core positions in certain currencies.
     Group Treasury then, from time to time, proactively hedges the remaining currency exposures, in accordance with the instructions of the GEB. Economic hedging strategies employed include a cost-efficient option purchase program, which provides a safety net against unfavorable currency fluctuations while preserving upside potential. The hedge program has a time horizon of up to twelve months and is not restricted to the current financial year. Although intended to hedge future earnings, these transactions are considered open currency positions and are included in VaR for internal and regulatory capital purposes.
     For 2003 the net currency impact on UBS’s Swiss franc financial net profit was very muted due to efficient netting of currency pairs with high correlation combined with a successful hedging program.

Capital management

We are dedicated to remaining one of the best capitalized financial services firms in the world with sound capital ratios and strong debt ratings

– both are key to our attractiveness to clients and investors. Our overall capital needs are continually reviewed to ensure that our capital base appropriately supports our current and planned business and regulatory capital requirements. We use a variety of instruments, including trust-preferred securities, to meet our overall capital needs, in order to support our efforts to enhance shareholder value.

Sound capitalization

The table below shows the key capital figures and ratios as of 31 December 2003, 31 December 2002 and 31 December 2001.
     The ratios measure capital adequacy by comparing UBS’s eligible capital with total risk-weighted assets, which include balance sheet assets and market risk positions based on VaR (see Note 29 to the Financial Statements).
     The calculation of capital requirements applicable to UBS under Swiss Federal Banking Commission (SFBC) regulations differs in certain respects from the calculation under the Basel Capital Accord (BIS guidelines). Most importantly:
–
where BIS guidelines apply a maximum risk weight of 100%, the SFBC applies risk weights above 100% to certain asset classes (for example real estate, fixed assets, intangibles, non-trading equity positions)

–	where the BIS guidelines apply a 20% risk weight to obligations of OECD banks, the SFBC applies risk weights of 25% to 75%, depending on maturity.
     As a result of these differences, UBS’s risk-weighted assets are higher, and our ratios of total capital and Tier 1 capital to risk-weighted assets are lower, when calculated under the SFBC regu-

Capital adequacy

	As at
CHF million, except ratios	31.12.03	31.12.02	31.12.01

BIS Tier 1 capital	29,765	27,047	29,322
of which hybrid Tier 1 capital [1]	3,224	3,182	3,848
BIS total capital	33,581	33,009	37,471

BIS Tier 1 capital ratio (%)	11.8	11.3	11.6
BIS total capital ratio (%)	13.3	13.8	14.8

Balance sheet assets	212,176	205,401	214,481
Off balance sheet and other positions	21,456	18,122	25,935
Market risk positions	18,269	15,267	13,319

Total BIS risk-weighted assets	251,901	238,790	253,735

1Trust preferred securities.

Financial Management

lations than under the BIS guidelines. Nevertheless, UBS and its predecessor banks have always had total capital and Tier 1 capital in excess of the minimum requirements of both the BIS and the SFBC since their implementation in 1988.

Capital management in 2003

In line with our shareholder focus, we were able to transfer a total of CHF 6.7 billion of free equity to our shareholders in 2003. The total amount was split between the dividend payment of CHF 2.3 billion in April 2003 and the total of the share repurchases for cancellation executed during 2003 of CHF 4.4 billion.

Share buyback and cancellation

Careful balance sheet management and strong earnings enabled us, for the third consecutive year, to conduct share repurchase programs which are intended to reduce the number of issued shares and enhance our earnings per share.
     As in previous years, we bought the shares through a second trading line, which allows us to cancel the shares in the most tax-efficient way. Under Swiss regulations, a company wishing to cancel shares must purchase them on the stock exchange under a special security code which clearly identifies the time and quantity of shares repurchased for this purpose.

     In July 2003, following the approval of shareholders at the Annual General Meeting on 16 April 2003, we cancelled a total of 75,970,080 shares bought back under our two 2002 share repurchase programs. The shares purchased under the 2003 program will be cancelled in July 2004 following the approval of the Annual General Meeting on 15 April 2004.
     The number of shares bought back through the second trading line program is linked to our ability to generate free equity while maintaining a strong BIS Tier 1 capital ratio. The table below shows the impact on basic earnings per share of the purchase of treasury shares through the second line trading program.

Dividends

On April 23, 2003 after the approval of the Annual General Meeting (AGM) of shareholders, UBS paid an annual dividend of CHF 2.00 per share. A total of CHF 2.3 billion was distributed to the shareholders for the financial year 2002.

Effect of second trading line program on basic earnings per share (EPS)

	For the year ended
	31.12.03	31.12.02	31.12.01

Weighted average shares for basic EPS after treasury shares	1,116,953,623	1,208,586,678	1,266,038,193
Weighted average second trading line treasury shares	182,301,119	118,594,983	65,624,005
Basic EPS	5.72	2.92	3.93
Cumulative impact of treasury shares on basic EPS (CHF) [1]	0.80	0.26	0.19
Cumulative impact of treasury shares on basic EPS (%) [1]	14.0	8.9	4.9

1From first share buyback program in 2000.

Financial Management
Group Treasury

Capital management plans for 2004

New second line buyback program

As we continue to generate strong cash flow, we intend to continue to repurchase shares for capital reduction purposes under a second line buyback program. The program is aimed at institutional investors, allowing tax-efficient cancellation of shares.
     The new program will start from 8 March 2004 and can run until 7 March 2005 permitting a maximum of CHF 6 billion worth of shares to be repurchased under the program.
     We will continue to publish the number of shares repurchased and the average price paid on a weekly basis on the internet at www.ubs.com/investors. The repurchased shares will be canceled following approval by the Annual General Meeting in April 2005.

Dividend

For 2003, the Board of Directors will recommend at the AGM on 15 April 2004 that UBS should pay a dividend of CHF 2.60 per share for the financial year. This is an increase of 30% compared to last year’s dividend of CHF 2.00 and reflects the continuing high cash flow generation and strong equity base of the company.
     UBS has a long-term record of paying either steady or higher dividends. The decision on dividend payments falls under the authority of the AGM and is subject to shareholder approval. If the dividend is approved, the ex-dividend date will be 16 April 2004, with payment on 20 April 2004 for shareholders of record on 15 April 2004.

Capital strength

Our financial stability stems from the fact that we are one of the best capitalized banks in the world. We believe that this financial strength is a key part of our value proposition for both our clients and our investors.

     In December 2003, Moody’s reaffirmed UBS’s Aa2/B+/Prime-1 ratings and commented that “the ratings of UBS are solidly underpinned by the group’s strong client franchises and healthy financial fundamentals. With leadership position in the majority of its core businesses, the group’s mix of businesses is well diversified across products and regions, the majority of which benefit from the good growth prospects despite being in mature and competitive industries and markets.”
     In December 2003, the rating agency Standard & Poor’s raised its outlook on UBS to stable from negative. At the same time, it affirmed its AA+ long-term, and A-1+ short-term ratings on UBS AG and related entities. “This move reflects UBS’s resilient financial performance and the fact that markets have stabilized since July 2002. The ratings reflect the bank’s strong market positions and franchises across a wide range of private banking and interna-

tional securities activities. Organizational fine-tuning is positioning the group to reap good benefits from economic recovery and a stabilization of equity markets, as well as to garner more synergies from the key group activities,” the agency said in a press release.

     In September 2003, Fitch Ratings, the international rating agency, downgraded UBS’s long-term rating to AA+ from AAA and changed the outlook on the long-term rating to stable from negative. “The rating change reflects Fitch’s view that UBS’s risk profile is undergoing a gradual transformation, as the group combines its core strengths of wealth management and its domestic banking franchise in Switzerland with an expanding global investment banking operation, in particular in the US. While Fitch recognizes the fundamentally cautious approach of UBS’s management to risk, it is the agency’s view that the group’s strategic aim to increase its market share in US investment banking and take advantage of growing business opportunities will mean increasing its risk exposure.”

Long-term credit ratings

As at
	31.12.03	31.12.02	31.12.01

Fitch, London	AA+	AAA	AAA
Moody’s, New York	Aa2	Aa2	Aa2
Standard & Poor’s, New York	AA+	AA+	AA+

     UBS’s ratings remain among the best of any major globally active financial institution. Well capitalized, with strong and balanced cash-flow generation, and a well controlled risk profile, UBS is one of the soundest financial institutions worldwide.

     UBS’s long-term credit ratings are shown in the table above. Each of these ratings reflects only the view of the applicable rating agency at the time the rating was issued, and any explanation of the significance of a rating may be obtained only from the rating agency. A security rating is not a recommendation to buy, sell or hold securities and each rating should be evaluated independently of any other rating. There is no assurance that any credit rating will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn entirely by the rating agency, if in the rating agency’s judgment, circumstances so warrant.

          Corporate Governance

Corporate Governance
Introduction and Principles

Introduction and Principles

UBS is committed to meeting high standards of corporate governance. Our corporate and executive bodies are organized in line with the leading codes of best practice.

Corporate governance – the way that the leadership and management of the firm are organized and how they operate in practice – ultimately aims at leading UBS to success, protecting the interests of its shareholders and creating value for them and for all stakeholders. Good corporate governance seeks to balance entrepreneurship, control and transparency, while supporting the firm’s success by ensuring efficient decision-making processes.

     UBS fully complies with the standards established in the “Swiss Code of Best Practice for Corporate Governance” and the “SWX Swiss Exchange Directive on Information relating to Corporate Governance”, both effective since 1 July 2002. UBS also meets the New York Stock Exchange (NYSE) corporate governance standards applicable to listed foreign companies and complies with the overwhelming majority of the NYSE standards for US domestic issuers. The few exceptions, mainly due to different legal requirements in Switzerland and the US, are explained on pages 108–109. UBS complies with the applicable requirements of the US Sarbanes-Oxley Act of 2002, including the certification of UBS’s Annual Report on Form 20-F by the principal executive officer of the company – the Group CEO – and the principal financial officer – the Group Controller.
     UBS operates under a strict dual Board structure, as mandated by Swiss banking law. The functions of Chairman of the Board of Directors (Chairman) and President of the Group Executive Board/Group Chief Executive Officer (Group CEO) are conferred on two different people, thus providing separation of powers. No member of one board may be a member of the other. This structure establishes checks and balances and creates an institutional independence of the Board of Directors from the day-to-day management of the firm, for which responsibility is conferred on the Group Executive Board.

SWX Swiss Exchange Reporting on Corporate Governance

This Corporate Governance section contains the following information required by the SWX Swiss Exchange Directive on Information relating to Corporate Governance:

–	group structure and shareholders
–	capital structure
–	Board of Directors
–	Group Executive Board
–	compensation, shareholdings and loans to corporate bodies
–	shareholders’ participation rights
–	change of control and defense measures
–	auditors
–	information policy

In addition, this section summarizes the regulatory and supervisory environment of UBS in its principal locations of activity, describes the compliance of UBS with the NYSE listing standards on corporate governance, and contains a list of the members of the Group Managing Board of UBS, the next layer of management responsibility below the Group Executive Board.

Corporate Governance

Corporate Governance
Group Structure and Shareholders

Group Structure and Shareholders

Under Swiss company law, UBS is organized as an “Aktiengesellschaft (AG)”, a corporation that has issued shares of common stock to investors. UBS AG is the parent company of the UBS Group.

UBS Group legal entity structure

The legal entity structure of UBS is designed to support the Group’s businesses within an efficient legal, tax, regulatory and funding framework. None of the Business Groups of UBS or Corporate Center operate through separate legal entities, but rather they generally operate out of the parent bank, UBS AG, through its branches worldwide.

     The goal of this structure is to capitalize on the synergies offered by the use of a single legal platform and to enable the flexible and efficient use of capital.
     Where it is either not possible or not efficient to operate out of the parent bank, usually due to local legal, tax or regulatory rules or due to additional legal entities joining the UBS Group through acquisition, businesses operate through local subsidiaries. The significant operating subsidiary companies of the Group are listed in Note 36 to the Financial Statements.

Operational Group structure

The four Business Groups – Wealth Management & Business Banking (with its two business units Wealth Management and Business Banking Switzerland), Investment Bank (comprising the two business units Investment Banking & Securities and Private Equity), Wealth Management USA, and Global Asset Management – together with the Corporate Center, form the operational structure of the Group. Group performance is reported according to this structure (see the Financial Report 2003). A description of the Business Groups, their strategy, structure, organization, products and services is contained in this Handbook on pages 17–44.

Listed and non-listed companies
belonging to the Group

The following listed company is included in the Group’s financial statements on an equity participation basis:

     Motor Columbus AG, Baden (Switzerland), listed on the SWX Swiss Exchange, share capital CHF 253 million, capitalization on 31 December 2003 CHF 1,467.4 million, UBS stake 35.6%, Valor No 212427/ISIN CH0002124276.
     UBS Group comprises a great number of subsidiaries, none of which, however, is listed. For details of significant subsidiaries see Note 36 to the Financial Statements.

Significant shareholders

Chase Nominees Ltd., London, acting in its capacity as a nominee for other investors, was registered with 8.27% of all shares issued as of 31 December 2003, compared to 7.68% at year-end 2002. According to UBS’s Regulation on the Registration of Shares, voting rights of nominees are restricted to 5%. As in previous years, no other shareholder was registered with more than 5% of all shares issued. Ownership of UBS shares is widely spread, as can be seen from the tables on the next page, which also provide information about the distribution by category of shareholders and by geography.

     Under the Swiss Stock Exchange Act, anyone holding shares in a company listed in Switzerland has to notify the company and the stock exchange if the holding attains, falls below or exceeds the following thresholds: 5, 10, 20, 33 1/3, 50, or 66 2/3% of the voting rights, whether they are exercisable or not. The methodology for calculating the limit is defined in the Ordinance of the Federal Banking Commission on the Stock Exchange (disclosure of shareholdings).

Corporate Governance
Group Structure and Shareholders

Distribution of UBS shares

As at 31.12.03	Shareholders registered			Shares registered
Number of shares registered	Number		%	Number	% of shares issued

1–100	46,071		22.1	2,447,526	0.2
101–1,000	126,940		60.9	48,592,426	4.1
1,001–10,000	32,872		15.8	81,182,005	6.9
10,001–100,000	2,307		1.1	57,611,168	4.9
100,001–1,000,000	298		0.1	84,193,059	7.1
1,000,001–5,000,000	55		0.0	117,412,209	9.9
5,000,001–11,830,467 (1%)	11		0.0	67,775,354	5.7
1–2%	3		0.0	50,156,159	4.2
2–3%	1		0.0	24,643,927	2.1
3–4%	0		0.0	0	0.0
4–5%	1		0.0	53,756,375	4.5
Over 5%	1	[1]	0.0	97,792,404	8.3

Total registered	208,560		100.0	685,562,612[3]	57.9
Unregistered [2]				497,484,152	42.1

Total shares issued				1,183,046,764	100.0

1As at 31.12.2003, Chase Nominees Ltd., London, was entered as a trustee/nominee holding 8.27% of all shares issued. 2Shares not entered in the share register at 31 December 2003. 3187,632,373 shares registered do not carry voting rights.

Shareholders: type and distribution

	Shareholders		Shares
As at 31.12.03	Number	%	Number	%

Individual shareholders	200,346	96.1	157,734,755	13.3
Legal entities	7,616	3.6	171,901,983	14.5
Nominees, fiduciaries	598	0.3	355,925,874	30.1
Unregistered			497,484,152	42.1

Total	208,560	100.0	1,183,046,764	100.0

Switzerland	192,070	92.1	308,364,680	26.0
Europe	11,837	5.7	243,605,541	20.6
North America	2,730	1.3	89,480,078	7.6
Other countries	1,923	0.9	44,112,313	3.7
Unregistered			497,484,152	42.1

Total	208,560	100.0	1,183,046,764	100.0

     Since 13 September 2002, UBS’s holdings of its own shares have been above the 5% threshold requiring disclosure under the Swiss Stock Exchange law. Primarily due to share repurchases for subsequent cancellation, UBS’s holdings surpassed the 10% limit as of 5 June 2003 and dropped below 10% on 10 July following the cancellation of 76 million shares repurchased under the two 2002/2003 share buyback programs. A press release was issued on 8 June 2003 in that respect. On 11 July 2003, UBS’s holdings consisted of 5.9% of its own shares, and an additional 0.8% of its own shares through derivatives. UBS’s position in its own shares stood between 5 and 10% for the remainder of the year.

     At year-end, UBS’s holdings in its own shares, calculated in accordance with the methodology described by the abovementioned ordinance, were 9.5% of the total share capital in the form of shares, and potentially 0.8% through derivatives.

Cross shareholdings

UBS has no cross shareholdings in excess of a reciprocal 5% of capital or voting rights with any other company.

Corporate Governance

Corporate Governance
Capital Structure

Capital Structure

UBS is committed to capital management that is driven by shareholder value considerations. At the same time, UBS is dedicated to remaining one of the best-capitalized financial services firms in the world.

Capital

At the Annual General Meeting on 16 April 2003 shareholders gave the Board of Directors a mandate to continue a repurchase program during 2003/2004 for a maximum amount of CHF 5 billion. At the AGM on 15 April 2004, shareholders will be asked to approve the cancellation of 59,482,000 shares repurchased under this program.

Conditional and authorized share capital

At year-end 2003, conditional share capital totaled CHF 5,497,401.60, corresponding to a maximum of 6,871,752 shares. The conditional capital was created in 2000 in connection with the acquisition of Paine Webber Group Inc. for the purpose of covering option rights granted by the Paine Webber Group to its employees. The subscription ratio, time limits and further details of these options were determined by PaineWebber before the merger and were assumed by UBS. Options under these plans are exercisable at any time between their vesting and the expiry date. Shareholders’ pre-emptive rights are excluded. During 2003, options with respect to 2,719,166 shares were exercised. UBS does not have any authorized capital outstanding.

Changes of capital

Shareholders’ equity on 31 December 2003 amounted to CHF 35,446 million, down 9% from a year earlier. For all details on changes in shareholders equity over the last three years, please refer to page 84 in the Financial Statements.

Shares, participation and bonus certificates

UBS shares are issued as Global Registered Shares with a par value of CHF 0.80 each, with each carrying one vote. Voting rights may, however, only be exercised if the holder expressly declares having acquired these shares in his own name and for his own account. Global Registered Shares provide direct and equal ownership for all shareholders, irrespective of the country and stock exchange where they are traded. For details see the Shareholders’ participation rights section on pages 96–97 of this Handbook.

     As at 31 December 2003, 497,930,239 shares carried voting rights, 187,632,373 shares were entered in the share register without voting rights, and 497,484,152 shares were not registered. All 1,183,046,764 shares were fully paid up, and 1,126,339,764 shares were ranking for dividends. There are no preferential rights for individual shareholders.

Ordinary share capital

	Share capital in CHF	Number of shares	Par value in CHF

As at 31 December 2002	1,005,038,142	1,256,297,678	0.80
Share repurchase programs 2002/2003 and 2002b:
Cancelation of shares upon AGM decision of 16 April 2003	(60,776,064)	(75,970,080)	0.80
Options exercised from conditional capital	2,175,333	2,719,166	0.80

As at 31 December 2003	946,437,411	1,183,046,764	0.80

Corporate Governance
Capital Structure

     UBS has not issued any participation certificates or bonus certificates.

Limitation on transferability
and nominee registration

UBS does not apply any restrictions or limitations on the transferability of its shares. Shares registered according to the provisions in the Articles of Association (express declaration of beneficial ownership) may be voted without any limit in scope.

     UBS has issued special provisions for the registration of fiduciaries/nominees.   Fiduciaries/nomi-
nees are entered in the share register with voting rights up to a total of 5% of all shares issued, if they agree to disclose, upon request from the firm, beneficial owners holding 0.3% or more of all UBS shares. An exception to the 5% rule exists for securities clearing organizations such as the Depository Trust Company (DTC) in New York and SegaInterSettle (SIS) in Switzerland.

Convertible bonds and options

UBS has currently no convertible debt on UBS shares outstanding. The only options outstanding were 109,040,026 employee options on UBS shares as reported in Note 32c to the Financial Statements. For a total of 6,871,752 of those options, exercise will be satisfied through the creation of newly issued shares (conditional capital). Share capital would therefore be increased by a maximum of CHF 5,497,401.60. For the other employee options, exercise would be satisfied by the delivery of already issued treasury shares.

     The Investment Bank, acting as liquidity provider to the equity futures market and as a market maker in UBS shares and derivatives, has also issued derivatives linked to UBS stock. These instruments are classified as cash-settled derivatives and are held for trading purposes only.

Corporate Governance

Corporate Governance
Board of Directors

Board of Directors

The Board of Directors is the most senior body with ultimate responsibility for the strategy and management of the company and for the supervision of its executive management. The shareholders elect each member of the Board, which appoints the Chairman, the Vice Chairmen and the various Board Committees.

Members of the Board of Directors

The table below provides information on the composition of the Board of Directors as at 31 December 2003. It shows each member’s functions in UBS, nationality, year of initial appointment to the Board and current term of office, professional history and education, date of birth, and other activities and functions such as mandates on boards of important corporations, organizations and foundations, permanent functions for important interest and pressure groups and official functions and political mandates.

Marcel Ospel

Address	UBS AG Bahnhofstrasse 45 CH-8098 Zurich

Function in UBS	Chairman

Nationality	Swiss

Year of initial appointment	2001

Current term of office runs until	2005

Professional History, Education and Date of Birth
Marcel Ospel was elected to the Board at the AGM in April 2001 and thereafter appointed as Chairman. Prior to this mandate, he served as Group Chief Executive Officer of UBS. He was the President and Group Chief Executive Officer of Swiss Bank Corporation (SBC) from 1996 to 1998. He was made CEO of SBC Warburg in 1995, having been a member of the Executive Board of SBC since 1990. From 1987 to 1990 he was in charge of Securities Trading and Sales at SBC. From 1984 to 1987 Mr. Ospel was a Managing Director with Merrill Lynch Capital Markets, and from 1980 to 1984 he worked at SBC International London and New York in the Capital Markets division. He began his career at SBC in the Central Planning and Marketing Division in 1977. Mr. Ospel graduated from the School of Economics and Business Administration (SEBA) in Basel. He was born on 8 February 1950.

Other activities and functions

Mandates on Boards of important corporations, organizations and foundations:
Marcel Ospel is a member of the International Capital Markets Advisory Committee of the Federal Reserve Bank of New York, and holds mandates with the Monetary Authority of Singapore’s International Advisory Panel and the International Monetary Conference. He is a trustee of the Foundation Board of the Patronate Committee for the Basel Museums of Art, and of the Committee for the Museum of Antiques, Basel, and is the Chairman of the “Optimus Foundation”, a charitable foundation of UBS.
Permanent functions for important interest and pressure groups
Marcel Ospel is the treasurer of “Economiesuisse”, the Swiss business federation, Zurich, and a member of the Board of Trustees of the Think Tank “Avenir Suisse” in Zurich.

Alberto Togni

Address	UBS AG Bahnhofstrasse 45 CH-8098 Zurich

Function in UBS	Executive Vice Chairman

Nationality	Swiss

Year of initial appointment	1998

Current term of office runs until	2005

Professional History, Education and Date of Birth
Alberto Togni has been with UBS and SBC since 1959. From 1994 to 1997 he was Chief Risk Officer and a member of the Group Executive Committee of Swiss Bank Corporation (SBC). He previously held various functions in the Commercial division, becoming its head in 1993. In 1981 he was named member of the Executive Board. Prior to that, he assumed different management roles in Zurich, New York, Tokyo and as representative for the Middle East in Beirut, after professional training and various assignments with SBC in Lausanne, New York and Zurich. Mr. Togni graduated from the New York Institute of Finance. He was born on 30 October 1938.

Other activities and functions

Mandates on Boards of important corporations, organizations and foundations:
Alberto Togni is the Chairman of the Board of the Helmut Horten Foundation, Croglio (Ticino, Switzerland).
Official functions and political mandates:
Alberto Togni has been appointed by the Swiss Government to the Board of the Swiss National Bank, Zurich.

Corporate Governance
Board of Directors

Peter Böckli

Address	Böckli Bodmer & Partners St. Jakobsstrasse 41 CH-4002 Basel

Functions in UBS	Non-executive Vice Chairman Chairman of the Nominating Committee

Nationality	Swiss

Year of initial appointment	1998

Current term of office runs until	2006

Professional History, Education and Date of Birth
Peter Böckli, non-executive Vice Chairman since 2002, has been a member of the Board of Directors of UBS and its predecessor Swiss Bank Corporation since 1985. He has been a partner in the law office of Böckli Bodmer & Partners since 1981 and was a part-time professor of tax and business law at the University of Basel from 1995 to 2001. From 1963 to 1981 he was an attorney-at-law in New York, Paris and Basel. Mr. Böckli graduated as doctor iuris at the University of Basel and as an attorney-at-law and is a non-resident member of the Association of the Bar of the City of New York. He was born on 7 May 1936.

Other activities and functions

Mandates on Boards of important corporations, organizations and foundations:
Peter Böckli is a member of the Board of Directors of Nestlé S.A., Vevey (Switzerland) and of its Audit Committee. He is the Vice Chairman of the Board of Manufacture des Montres Rolex S.A., Bienne (Switzerland), the Secretary of the Board of Trustees of the Wilhelm Doerenkamp Foundation, Chur (Switzerland), and a member of the Board of Trustees of the Holler Foundation, Munich (Germany).
Official functions and political mandates:
Peter Böckli acts as an expert advising the Swiss Federal Government on various legislative projects.

Ernesto Bertarelli

Address	Serono International SA Ch. des Mines 15bis CH-1211 Geneva 20

Function in UBS	Member of the Com- pensation Committee

Nationality	Swiss

Year of initial appointment	2002

Current term of office runs until	2006

Professional History, Education and Date of Birth
Ernesto Bertarelli has been the Chief Executive Officer of Serono International SA., Geneva, since 1996. He started his career with Serono in 1985 and held several positions in sales and marketing. Prior to his appointment as CEO, he served for five years as Deputy CEO. Mr. Bertarelli holds a bachelor of science from the Babson College Boston and an MBA of the Harvard Business School. He was born on 22 September 1965.

Other activities and functions

Mandates on Boards of important corporations, organizations and foundations:
Ernesto Bertarelli has been the Vice Chairman of the Board of Serono S.A., Coinsins (Switzerland) since 1991. He is the Chairman of Bertarelli & Cie., Chéserex (Switzerland), of Kedge Capital Partners Ltd., Jersey, and of Team Alinghi SA, and holds various board mandates in professional organizations of the biotech and pharmaceutical industries.

Sir Peter Davis

Address	J Sainsbury plc 33 Holborn London EC1N 2HT

Functions in UBS	Member of the Audit Committee Member of the Nominating Committee

Nationality	British

Year of initial appointment	2001

Current term of office runs until	2004 (proposed for re-election at the 2004 AGM)

Professional History, Education and Date of Birth
Sir Peter Davis has been Group Chief Executive Officer of J Sainsbury plc, London, since 2000. He was the Group Chief Executive of Prudential plc from 1995 to 2000 and Chief Executive and Chairman of Reed International and Chairman of Reed Elsevier (following the merger of Reed International with Elsevier) from 1986 to 1995. From 1976 to 1986, he had responsibility for all buying and marketing operations at J Sainsbury plc. Prior to that he served as Marketing Director and Managing Director for Key Markets, part of Fitch Lovell Ltd., and as Marketing and Sales manager at General Foods Ltd., Banbury (United Kingdom). Mr. Davis was educated at Shrewsbury School and graduated from the Chartered Institute of Marketing. He was born on 23 December 1941.

Other activities and functions

Mandates on Boards of important corporations, organizations and foundations:
Sir Peter Davis, in addition to sitting on the Board of J Sainsbury plc as its CEO, is a member of the Boards of Directors of Sainsbury’s Supermarkets Ltd., London, and of Shaw’s Supermarkets Inc., Boston (USA). He is a member of the Board of the Royal Opera House, London.
Official functions and political mandates:
Sir Peter Davis is the Chairman of the Employers’ Task Force on Pensions, London.

Johannes A. de Gier

Address	GAM Klausstrasse 10 CH-8008 Zurich

Functions in UBS	Member of the Board Executive Vice Chairman until February 2003

Nationality	Dutch

Year of initial appointment	2001

Current term of office runs until	2006 (stepping down as per AGM 2004)

Professional History, Education and Date of Birth
Johannes A. de Gier was with UBS and SBC from 1980 until 1999. From 1998 to 1999 he was Chairman and CEO of Warburg Dillon Read and a member of the Group Executive Board of UBS. Prior to this, he served as Chairman of SBC Warburg and as Vice President of the Executive Committee of SBC. From 1991 to 1994 Mr. de Gier was responsible for Global Corporate Finance and from 1994 for the International Finance division. From 1988 to 1991 he was Chief Executive of SBC London. He first joined SBC International London in 1980 as an Executive Director, after having been with ABN Amsterdam’s Trust Company in Curaçao, Amro Amsterdam’s Capital Markets and International Finance division, and Corporate Finance of Orion Bank London. Mr. de Gier holds a law degree of the University of Amsterdam. He was born on 24 December 1944.

Other activities and functions

Mandates on Boards of important corporations, organizations and foundations:
Johannes A. de Gier is the Chairman of SBC Wealth Management, Zug (Switzerland) and a member of the Boards of SHV Holdings N.V., Utrecht (Holland), and of Groupe Lhoist, Saint-Jean-des-Bois (Belgium).

Corporate Governance

Rolf A. Meyer

Address	Heiniweidstrasse 18 CH-8806 Bäch

Functions in UBS	Chairman of the Com- pensation Committee Member of the Audit Committee

Nationality	Swiss

Year of initial appointment	1998

Current term of office runs until	2006

Professional History, Education and Date of Birth
Rolf A. Meyer has been a member of the Boards of UBS and its predecessor Union Bank of Switzerland since 1992. He was Chairman and CEO of Ciba Specialty Chemicals Ltd. until November 2000. He first joined Ciba-Geigy Group in 1973 as a financial analyst, and subsequently became Group Company Controller in Johannesburg, South Africa, Head of Strategic Planning and Control in Basel, Head of Finance and Information Systems in Ardsley, N.Y., and later Chief Financial Officer of the Group. After the merger of Ciba-Geigy and Sandoz to create Novartis, he led the spin-off of Ciba Specialty Chemicals. He now holds various international board mandates. Mr. Meyer graduated in Political Science (Ph.D.) and holds a Master of Business Administration. He was born on 31 October 1943.

Other activities and functions

Mandates on Boards of important corporations, organizations and foundations:
Rolf A. Meyer is a member of the Board of COS Computer Systems AG, Baden (Switzerland), and is the Chairman of its Audit Committee and a member of its Finance Committee. He is also a member of the Board of DKSH AG (Diethelm Keller Siber Hegner), Zurich, and is the Chairman of its Audit and Finance Committee.

Hans Peter Ming

Address	Sika AG Wiesenstrasse 7 CH-8008 Zurich

Functions in UBS	Member of the Com- pensation Committee Member of the Nominating Committee

Nationality	Swiss

Year of initial appointment	1998

Current term of office runs until	2004 (not standing for re-election)

Professional History, Education and Date of Birth
Hans Peter Ming has been a member of the Boards of UBS and its predecessor Swiss Bank Corporation since 1994. He is the Chairman of the Board of Directors of Sika AG, Baar, Switzerland. He has been employed with Sika since he first joined in 1967, and assumed various management positions in this group in Germany and in Switzerland. He was named CEO in 1986 and delegate of the Board of Directors in 1987. In 1999 he was elected as Chairman. Mr. Ming graduated as doctor iuris from the University of Zurich. He was born on 12 October 1938.

Other activities and functions

Mandates on Boards of important corporations, organizations and foundations:
Hans Peter Ming is the Chairman of Sika AG, Baar (Switzerland), and a member of the Board of Pestalozzi AG, Dietikon (Switzerland). He is also the Chairman of “Swisscontact”, Zurich, a non-profit development organization of the Swiss private sector.
Official functions and political mandates:
Hans Peter Ming is the President of the Advisory Commission of the Swiss Government on International Development and Cooperation.

Lawrence A. Weinbach

Address	Unisys Corporation Unisys Way Blue Bell, PA 19424

Function in UBS	Chairman of the Audit Committee

Nationality	American (US)

Year of initial appointment	2001

Current term of office runs until	2005

Professional History, Education and Date of Birth
Lawrence A. Weinbach has been the Chairman, President and CEO of Unisys Corporation since 1997. From 1961 to 1997 he was with Arthur Andersen / Andersen Worldwide, as Managing Partner and was Chief Executive of Andersen Worldwide from 1989 to 1997, Chief Operating Officer from 1987 to 1989, and Managing Partner of the New York office from 1983. He was elected to partnership at Arthur Andersen in 1970 and became Managing Partner of the Stamford, Connecticut, office in 1974 and Partner in charge of the accounting and audit practice in New York from 1980 to 1983. Mr. Weinbach is a Certified Public Accountant and holds a bachelor of science in Economics from the Wharton School of the University of Pennsylvania. He was born on 8 January 1940.

Other activities and functions

Mandates on Boards of important corporations, organizations and foundations:
Lawrence A. Weinbach is the Chairman of Unisys Corporation, Blue Bell, PA (USA), and a member of the Board of Directors of Avon Products Inc., New York, where he is the chairman of the audit committee. He is a trustee and member of the audit committee of Carnegie Hall.
Permanent functions for important interest and pressure groups:
Lawrence A. Weinbach is a member of the NYSE Listed Company Advisory Committee and of the National Security Telecommunications Advisory Committee.

Organizational principles and personnel changes

The Board, and in particular its Chairman, takes responsibility for the mid- and long-term strategic direction of the Group, for appointments and dismissals at top management levels, for mid-term succession planning and for compensation principles. It defines the firm’s risk parameters and principles. A majority of the Board members are non-executive and independent. The Chairman and at least one Vice Chairman have executive roles in line with Swiss banking laws, and assume supervisory and leadership responsibilities. As at 31 December 2003, the Board consisted of nine directors.

Changes in 2004

As of the Annual General Meeting (AGM) on 15 April 2004, Johannes A. de Gier is stepping

Corporate Governance
Board of Directors

down from the Board due to his new function as Chairman of SBC Wealth Management, the holding company established in 2003 within the UBS Group, with which the independent private banks and GAM have been integrated. Hans Peter Ming, whose term of office expires in 2004, is not standing for re-election as he has reached retirement age. The Board of Directors will propose the following new members for election: Stephan Haeringer, currently Deputy President of the UBS Group Executive Board, Helmut Panke, Chairman of the Board of Management of BMW AG, Munich, Germany, and Peter Spuhler, owner of Stadler Rail AG, Bussnang, Switzerland. The Board of Directors will consist of ten members – three executive and seven non-executive directors – after these changes.

Executive responsibilities

Marcel Ospel and Alberto Togni, the Chairman and executive Vice Chairman of the Board, have entered into employment contracts with UBS AG in connection with their services on the Board, and are entitled to receive pension benefits upon retirement. In line with Swiss banking law they assume clearly defined management responsibilities, separate from ordinary day-to-day management.
     Chairman Marcel Ospel assumes a leading role in mid- and long-term strategic planning, the selection and supervision of the CEO and the members of the Group Executive Board, mid-term succession planning, developing and shaping global compensation principles, and the definition of the Group’s risk principles and capacity. He also actively supports major client and transaction initiatives.
     Credit approval authorities have been delegated by the Board to Vice Chairman Alberto Togni, who brings his decisions to the Chairman’s Office (Chairman and Vice Chairmen) for ratification.

Non-executive Board members

Whereas Johannes A. de Gier served in executive functions in UBS for many years, the six other non-executive members of the Board have never had any management responsibility at UBS or for any of its subsidiaries, neither have any of their close family members. Neither these non-executive directors nor their close family members have been employed by the Company’s principal Auditors, Ernst & Young. There are no employment or service contracts with any of them. They receive fixed fees for their Board mandate and for the special functions they assume in the various Board Committees.

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

Elections and term of office

The members of the Board of Directors are elected by the AGM for a term of office of three years. The initial term of each member is fixed in such a way as to ensure that about one third of all the members has to be newly elected or reelected every year.

     A director shall normally not stand for re-election if he/she has reached the age of sixty-five when the mandate expires. The Board may propose to the AGM that a director be re-elected despite having reached this age limit. No director shall, however, hold office beyond the age of seventy.
     The year of first appointment to the Board and the expiry of the current mandate of each Board member are listed in the table on pages 81-83.

Internal organization

After each Annual General Meeting of Shareholders, the Board elects its Chairman and one or more Vice Chairmen and appoints its Secretary. It meets as often as business requires, but at least six times per year. In 2003 the Board held six meetings with the members of the Group Executive Board participating, one telephone

Corporate Governance

conference for the final sign-off on the annual financial statements and a two-day strategy seminar. In addition, the Board met five times without participation of executive management. The Board is organized as follows:

Chairman’s Office

The Chairman operates a Chairman’s Office, including the Vice Chairmen, which meets together with the Group CEO to address fundamental issues for the firm, such as overall strategy, mid-term financial and business planning, mid-term succession plans, global compensation principles, and the risk profile of the firm. It may also hold meetings without the Group CEO. The Chairman’s Office assumes ultimate approval responsibility in the credit risk process. It also acts as the supervisory body for Group Internal Audit. The Chairman’s Office is responsible for shaping the corporate governance of the firm and formulates appropriate principles, which it submits to the Nominating Committee for review and subsequent submission to the full Board. It also assumes responsibility for the long-term succession planning for the Chairman and Board members and reviews, upon proposal by the Chairman and the Group CEO, GEB candidates for appointment or dismissal by the full Board. The members of the Chairman’s Office, as of 31 December 2003, were Marcel Ospel, Chairman, Alberto Togni and Peter Böckli, Vice Chairmen. The Chairman’s Office held 12 meetings in 2003. It additionally met five times as supervisory body for Group Internal Audit, with the meetings chaired by Alberto Togni.

Audit Committee

The Board appoints an Audit Committee with three members from among the non-executive, independent directors. The Audit Committee assists the Board in monitoring the integrity of the financial statements of the firm, compliance with regard to legal and regulatory requirements, and the qualification, independence and performance of UBS’s external auditors. All members of the Audit Committee have been determined by the Board as being fully independent and financially literate, and Lawrence Weinbach, chairman, and Rolf Meyer have accounting or financial management expertise and are therefore considered as “financial experts”, according to the rules established by the US Sarbanes-Oxley Act of

2002. The Audit Committee does not itself perform audits, but supervises the work of the auditors. Its primary responsibility is thereby to monitor and review the organization and efficiency of internal control procedures and the financial reporting process. As of 31 December 2003, Lawrence A. Weinbach was the chairman and Sir Peter Davis and Rolf A. Meyer the additional members of the Committee. The Audit Committee met five times in 2003, with representatives of the external auditors, the Group Controller and the Head of Group Internal Audit participating. It also held a separate meeting with the Group CEO and two sessions without management participation.

Compensation Committee

The Compensation Committee, comprising three non-executive, independent directors, has responsibility for reviewing the Group compensation policy for submission to the Board and for approving the design of the compensation system for the members of the GEB and the executive directors. It determines the individual compensation and bonus for the executive directors, the Group CEO and the members of the GEB and reviews and approves termination agreements with leaving GEB members. As of 31 December 2003, the Committee was chaired by Rolf A. Meyer, with Ernesto Bertarelli and Hans Peter Ming as its additional members. The Committee met five times during 2003.

Nominating Committee

The Nominating Committee comprises three non-executive, independent directors. It assumes responsibility for reviewing and proposing to the full Board candidates for Board membership and for supporting the Chairman’s Office and the full Board in evaluating Board performance. It reviews the proposals of the Chairman’s Office on Corporate Governance for submission to the full Board. As of 31 December 2003, Peter Böckli was the chairman and Sir Peter Davis and Hans Peter Ming the additional members of the Committee. In 2003, the Nominating Committee held four meetings.

Corporate Responsibility Committee

In 2001, UBS established a Corporate Responsibility Committee, which determines the company’s policy with respect to corporate responsibility

Corporate Governance
Board of Directors

and sustainable development, supports awareness within UBS for adherence to international standards in these areas and advises the GEB and other bodies on corporate responsibility. As of 31 December 2003, the Committee was chaired by Marcel Ospel. Additional members were Hans Peter Ming, representing the Board, Peter Wuffli, Group CEO, Peter Kurer, Group General Counsel, Clive Standish, Chairman & CEO Asia Pacific, Mark Branson, Chief Communication Officer, Marco Suter, Group Chief Credit Officer, Bob Silver, President and COO of UBS Wealth Management USA, and Raoul Weil, Head of Wealth Management International. The Corporate Responsibility Committee met twice during 2003.

Charters and additional information

The Charters of the Board, of the Chairman’s Office and of all Board Committees are available on www.ubs.com/boards.

Areas of responsibility of Board of Directors and Group Executive Board

The ultimate responsibility for the strategy and the management of UBS lies with the Board of Directors. In line with Swiss banking law, the Board has delegated the responsibility for day-to-day management to the Group Executive Board. No one may be a member of both bodies. The supervision and control of the executive management remains with the Board of Directors. All details as to authorities and responsibilities of the two bodies are governed by the Articles of Association, the Organization Regulations and their Appendices. Please refer to www.ubs.com/corporate-governance.

Information and control instruments vis-à-vis the Group Executive Board

The Board of Directors is kept informed of the activities of the Group Executive Board in various ways. The Chairman of the Board or the Executive Vice Chairman participate in each meeting of the GEB in an advisory capacity, thus keeping the Chairman’s Office apprised of all current developments. The minutes of the GEB are filed with the executive Board members and made available for inspection to the non-executive members. At Board meetings, the Group CEO and the members of the GEB regularly update the Board on important issues.

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
     The Group Executive Board submits a quarterly Risk Report to the Board for approval, which updates the Board on all categories of risk and contains a comprehensive assessment of the risk situation of the Group. For details on the organization of Risk Management and Control, please refer to pages 46-49 of this Handbook.

Corporate Governance

Corporate Governance
Group Executive Board

Group Executive Board

The Group Executive Board (GEB) has business management responsibility for UBS. The Group CEO and the members of the GEB are appointed by the Board of Directors and are accountable to the Chairman and the Board for the firm’s results.

Members of the Group Executive Board

The table below provides information on the composition of the Group Executive Board as at 31 December 2003. It shows each member’s function in UBS, nationality, year of initial appointment to the GEB, professional history and education, date of birth, and other activities and functions such as mandates on boards of important corporations, organizations and foundations, permanent functions for important interest and pressure groups and official functions and political mandates.

Peter Wuffli

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Function in UBS	Group Chief
Executive Officer

Nationality	Swiss

Year of initial appointment to the GEB	1998

Professional History, Education and Date of Birth
Peter A. Wuffli was named President of the Group Executive Board on 18 December 2001 and Group CEO in 2003. Previously he was Chairman and CEO of UBS Asset Management, and from 1998 to 1999 Group Chief Financial Officer of UBS. From 1994 to 1998, he was the Chief Financial Officer at Swiss Bank Corporation (SBC) and a member of SBC’s Group Executive Committee. In 1984, he joined McKinsey & Co as management consultant where he became a partner in 1990. He was a freelance economics reporter for “Neue Zurcher Zeitung” before joining McKinsey. Mr. Wuffli graduated in economics and social sciences from the University of St. Gallen and holds a doctor’s degree in international management. He was born on 26 October 1957.

Other activities and functions

Mandates on Boards of important corporations, organizations and foundations:
Peter Wuffli is a Board member of the Zurich Opera House and of the Institute of International Finance Inc., Washington DC. He is the Vice Chairman of the Board of IMD International Institute for Management Development in Lausanne (Switzerland) and the Treasurer of the Swiss-American Chamber of Commerce in Zurich.

Stephan Haeringer

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Function in UBS	Deputy President of the Group Executive Board

Nationality	Swiss

Year of initial appointment to the GEB	1998 (proposed for election to the Board of Directors at the AGM 2004)

Professional History, Education and Date of Birth
Stephan Haeringer has been Deputy President of the Group Executive Board since 2002. He was the CEO of UBS Switzerland and of its Private and Corporate Clients business unit from 2000 and the Division Head of Private and Corporate Clients from 1998. Mr. Haeringer has assumed a broad variety of responsibilities within UBS over the last three decades. From 1996 to 1998, he was Chief Executive Officer Region Switzerland of Union Bank of Switzerland. From 1991 to 1996, he served as Division Head Private Banking and Institutional Asset Management. In 1991, he was appointed member of the Group Executive Board, after having been an Executive Vice President since 1987. In 1988 he became Head of the Financial Division. During the years 1967 to 1988, Mr. Haeringer assumed various management roles within the areas of Investment Counseling, Specialized Investments, Portfolio Management, Securities Administration and Collateral Loans. He received professional training at Williams de Broe Hill Chaplin & Cie, London, and at Goldman Sachs & Co. and Brown Brothers Harriman in New York. Mr. Haeringer was born on 6 December 1946.

Other activities and functions

Mandates on Boards of important corporations, organizations and foundations:
Stephan Haeringer is a member of the Board of Directors of Robert Bosch Internationale Beteiligungen AG, Zurich, a member of the Board of the Helmut Horten Foundation, Croglio (Ticino, Switzerland), and a member of the Board Committee of the Zurich Chamber of Commerce.
Permanent functions for important interest and pressure groups:
Stephan Haeringer is the Vice Chairman of the Swiss Bankers Association, Basel.

Corporate Governance
Group Executive Board

John P. Costas

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Function in UBS	Chairman and Chief Executive Officer Investment Bank

Nationality	American (US)

Year of initial appointment to the GEB	2001

Professional History, Education and Date of Birth
John P. Costas has been Chairman & CEO of the Investment Bank since 2002, having been CEO since 2001. He was President and Chief Operating Officer of UBS Warburg from the beginning of 2001, and COO and Global Head Fixed Income from 1999. Mr. Costas joined Union Bank of Switzerland in 1996 as Head of Fixed Income. From 1981 to 1996 he was with Credit Suisse First Boston, his last position being co-head of Global Fixed Income. Mr. Costas graduated from the Tuck School at Dartmouth with an MBA in Finance and holds a BA in political science from the University of Delaware. He was born on 27 January 1957.

Other activities and functions

Mandates on Boards of important corporations, organizations and foundations:
John Costas is a member of the New York City Partnership & Chamber of Commerce, Inc.

John A. Fraser

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Function in UBS	Chairman and Chief Executive Officer Global Asset Management

Nationality	Australian

Year of initial appointment to the GEB	2002

Professional History, Education and Date of Birth
John A. Fraser was appointed as Chairman & CEO of the Global Asset Management Business Group in late 2001. Immediately prior to that, he was President and COO of UBS Asset Management and Head of Asia Pacific. From 1994 to 1998 he was Executive Chairman and CEO of SBC Australia Funds Management Ltd. Before joining UBS, Mr. Fraser held various positions at the Australian Treasury, including two international postings to Washington DC – first, at the International Monetary Fund and, second, as Minister (Economic) at the Australian Embassy. From 1990 to 1993 he was Deputy Secretary (Economic) of the Australia Treasury. Mr. Fraser graduated from Monash University in Australia in 1972 and holds a first class honours degree in economics. He was born on 8 August 1951.

Georges Gagnebin

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Functions in UBS	Chairman Wealth Management & Business Banking

Nationality	Swiss

Year of initial appointment to the GEB	2001

Professional History, Education and Date of Birth
Georges Gagnebin is the Chairman of the Wealth Management & Business Banking Business Group, after having been the CEO of the Private Banking unit of UBS Switzerland from 2000 to mid-2002. Before holding this function, he was the Head of the International Clients Europe, Middle East & Africa business area in the Private Banking division. As of 1992 he was named member of the SBC Group Executive Board. In 1990 he became head of the Finance & Investment group of SBC in Lausanne, after having served as Head of Finance & Investment at SBC in Bern from 1982-1990. Between 1985 and 1987 he was assigned for training purposes to SBC in the USA. Mr. Gagnebin, who holds the Swiss Federal Bank Official diploma, began his career in 1969 at SBC in Bern, after having been with the Cantonal Bank of Bern from 1966 to 1969. Mr. Gagnebin was born on 3 March 1946.

Other activities and functions

Mandates on Boards of important corporations, organizations and foundations:
Georges Gagnebin is a member of the Board of the International Center for Monetary and Banking Studies (ICMB), Geneva, and of the UBS Optimus Foundation.

Joseph J. Grano Jr.

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Function in UBS	Chairman and Chief Executive Officer Wealth Management USA

Nationality	American (US)

Year of initial appointment to the GEB	2001 (stepped down from the GEB in January 2004)

Professional History, Education and Date of Birth
Joseph J. Grano, Jr. joined the UBS Group Executive Board on 1 January 2001 after the merger of PaineWebber with UBS. In 1994, he was named President of PaineWebber Inc. New York. He joined PaineWebber in 1988 as President of Retail Sales and Marketing. Before working for PaineWebber, Mr. Grano was with Merrill Lynch for 16 years holding various senior management positions including director of National Sales for Merrill Lynch Consumer Markets. Prior to joining Merrill Lynch in 1972, Mr. Grano served for five years in the US Special Forces. He holds honorary doctor’s degrees of laws from the Pepperdine University, and of Humane Letters from the City University of New York. Mr. Grano was born on 7 March 1948.

Other activities and functions

Mandates on Boards of important corporations, organizations and foundations:
Joseph J. Grano is a member of the Board of Trustees of the Lenox Hill Hospital, New York, of the Board of Trustees of the PaineWebber Foundation, New York, and of the Council for the US & Italy, Washington, DC.
Official functions and political mandates:
Joseph J. Grano is the Chairman of the US President’s Homeland Security Advisory Council.

Corporate Governance

Peter Kurer

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Function in UBS	Group General Counsel

Nationality	Swiss

Year of initial appointment to the GEB	2002

Professional History, Education and Date of Birth
Peter Kurer has been the Group General Counsel since 2001, when he joined UBS. Between 1991 and 2001 he was a partner at the Homburger law firm in Zurich. Between 1980 and 1990 he was with Baker & McKenzie in Zurich, first as associate, later as partner, after having been a law clerk at the District Court of Zurich. Mr. Kurer graduated as a doctor iuris from the University of Zurich and was admitted as attorney-at-law in Zurich. He holds an LL.M. from the University of Chicago and was born on 28 June 1949.

Marcel Rohner

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Function in UBS	Chief Executive Officer Wealth Management & Business Banking

Nationality	Swiss

Year of initial appointment to the GEB	2002

Professional History, Education and Date of Birth
Marcel Rohner was COO and Deputy CEO of the Private Banking unit of UBS Switzerland from 2001 until mid-2002. In 1999 he was named Group Chief Risk Officer, after having been Head of Market Risk Control of Warburg Dillon Read since 1998. Between 1993 and 1998, Mr. Rohner was with Swiss Bank Corporation’s investment banking arm. In 1995 he was appointed Head of Market Risk Control Europe. Mr. Rohner graduated with a Ph.D in economics from the University of Zurich and was a teaching assistant at the Institute for Empirical Research in Economics at the University of Zurich from 1990 to 1992. He was born on 4 September 1964.

Other activities and functions

Mandates on Boards of important corporations, organizations and foundations:
Marcel Rohner is a member of the Admission Board and the Committee of the Admission Board of the SWX Swiss Exchange, Zurich.

Clive Standish

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Function in UBS	Chairman & Chief Executive Officer Asia Pacific (Group Chief Financial Officer from 1 April 2004)

Nationality	British

Year of initial appointment to the GEB	2002

Professional History, Education and Date of Birth
Clive Standish has been Chairman and CEO Asia Pacific since 2002. In 1998, he was named CEO Asia Pacific of Warburg Dillon Read. Between 1991 and 1998 Mr. Standish was with Swiss Bank Corporation (SBC). In 1997 he was appointed Deputy Chairman Asia Pacific of SBC Warburg Dillon Read. Between 1994 and 1997 he served as Managing Director and CEO of SBC Warburg Dillon Read Australia. In 1991 he was appointed Head of Capital Markets and Managing Director of SBC Dominguez Barry Limited. Between 1983 and 1991, Mr. Standish was Founding Executive Director at Dominguez Barry Samuel Montagu Limited, after having been a partner with Dominguez & Barry Partners from 1979 to 1983. Mr. Standish started his professional career in 1972 with NM Rothschild & Sons Limited in London, after having completed high school. He was born on 17 March 1953.

Mark Sutton

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Function in UBS	President and Chief Operating Officer Wealth Management USA (CEO as from 2004)

Nationality	American (US)

Year of initial appointment to the GEB	2002

Professional History, Education and Date of Birth
Mark B. Sutton was President and Chief Operating Officer of UBS PaineWebber from 2002 and head of the PaineWebber US Private Client Group since 2001. In 1998 he was named President of the Private Client Group. Mr. Sutton became Executive Vice President in 1995 after the acquisition of Kidder, Peabody & Co., where, between 1992 and 1994, he served as CEO of the Investment Services Division and CEO of the Brokerage Unit. Previously he was active at Mitchell Hutchins Asset Management, a subsidiary of PaineWebber. Between 1984 and 1987, he served as Division Manager at PaineWebber, Austin, Texas. Mr. Sutton first joined a predecessor company of PaineWebber, Rotan Mosle, as a financial advisor in 1980, after having assumed the same function with Merrill Lynch in Fayetteville, Arkansas from 1978 to 1980. He holds a bachelor of science in finance from the University of Arkansas, Fayetteville. Mr. Sutton was born on 19 October 1954.

Other activities and functions

Mandates on Boards of important corporations, organizations and foundations:
Mark Sutton is a member of the Board of the Securities Industry Association, Washington D.C.

Corporate Governance
Group Executive Board

Responsibilities, authorities and organizational principles

The GEB has executive management responsibility for the Group and is accountable to the Board for the firm’s results. The GEB, and in particular the CEO, is responsible for the implementation and results of the firm’s business strategies, for the alignment of the Business Groups to UBS’s integrated business model and for the exploitation of synergies across the firm. The GEB fosters an entrepreneurial leadership spirit throughout the firm. Together with the Chairman’s Office, the GEB assumes overall responsibility for the development of UBS’s strategies. The authorities of the GEB are defined in the Organization Regulations, which are available on the internet at www.ubs.com/corporate-governance.

Personnel changes in 2004

Joseph J. Grano Jr. stepped down from the GEB in January 2004, handing over the CEO function of the Wealth Management USA Business Group to Mark Sutton, previously President and Chief Operating Officer of Wealth Management USA. Joe Grano remains Chairman of the US Wealth Management business until mid-2004. Clive Standish, Chairman & CEO of Asia Pacific, will assume the function of Group Chief Financial Officer as of 1 April 2004. Stephan Haeringer, currently Deputy President of the GEB, is proposed for election to the Board of Directors at the AGM of 15 April 2004. The GEB will consist of eight members after these changes.

Management contracts

UBS has not entered into any management contracts.

Corporate Governance

Corporate Governance
Compensation, Shareholdings and Loans

Compensation, Shareholdings and Loans

UBS seeks to attract, motivate, develop and retain highly qualified people for senior management positions. Compensation of senior executives is closely linked to the achievement of sustainable shareholder returns and provides appropriate incentives for long-term value creation.

Compensation principles

Components of senior executive compensation

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
     Compensation levels are based on the firm’s and the individual’s performance and are highly variable from year to year, in line with the profitability of the firm. As such, should UBS Group and Business Group performance increase from the prior-year, exceed established business plan targets and outperform competitor trends, the compensation of senior executives and the GMB will clearly reflect this, as 2003 numbers show. The converse would, of course, also be true.
     Incentive award targets are established annually on the basis of each executive’s role, performance trend over time, functional responsibilities and competitive practices for comparable positions. Actual incentive awards are made after the end of the financial year based on measurement of current against prior-year results and against set business plan targets. Additionally, they consider both qualitative and quantitative factors, such as individual key performance indicators of the respective business, which are long-term value drivers crucial to the firm’s ability to deliver future performance and growth.
     An annual examination of competitor pay practices is conducted to ensure that our compensation policies and practices continue to support the objectives of attracting outstanding new executives, motivating and retaining valuable employees, and delivering sustained superior returns to shareholders.

Executive share ownership programs

It is UBS’s long-standing policy to strongly encourage significant levels of stock ownership among its senior executives and the members of the GMB, aligning the interests of management closely with those of shareholders. Share ownership is encouraged in the following ways:
–
A significant portion (25% to 50%) of each senior executive’s or GMB member’s annual performance-based incentive compensation is delivered on a mandatory basis in the form of restricted or deferred UBS shares. Shares of Swiss participants are restricted from sale for five years, due to tax reasons. Normally shares of all participants are vesting during a period of five years. Prior to vesting, the shares can be forfeited in clearly defined circumstances, primarily if the executive is joining a competitor.

–
Executives are also eligible for discretionary stock option awards, which vest three years after grant date, and are made separately as long-term incentives, to reward exemplary performance as well as superior leadership skills and potential. The strike price for such options is set at up to 110% of the average high and low sale price of the UBS shares at a defined date. Options normally vest after three years and remain exercisable for a further seven years. Any unvested options will generally be forfeited if the executive leaves the company.

–
Additional incentives are provided for senior executives and GMB members who voluntarily elect to take an even greater portion of their annual performance-based incentive compensation in the form of restricted or deferred UBS shares. Executives opting to

1 “Senior executives” includes, as defined by the SWX Directive, the executive members of the Board of Directors and the members of the Group Executive Board.

Corporate Governance
Compensation, Shareholdings and Loans

take a greater than mandatory proportion of their annual incentive in restricted or deferred UBS shares receive additional stock options.
–	Senior executives and GMB members are required to accumulate over a certain period of time, and then hold, a significant number of UBS shares.

Components of non-executive directors’ remuneration

Remuneration of non-executive directors is not performance-related. They receive a base fee of CHF 300,000 plus CHF 350,000 for a Committee chairmanship and CHF 200,000 for each Committee membership. Remuneration is paid either 50% in cash and 50% in UBS restricted shares or 100% in restricted shares, according to the individual director’s election. Shares are attributed with a price discount of 15% and are restricted from sale for four years.

Governance

No one at UBS has any approval authority for his/her own compensation. The approval of senior executive compensation recommendations and the design of senior executive compensation systems (plan design, performance measures, pay/performance relationship) are subject to a rigorous process which ensures that decisions are taken at least at two organizational levels above the executive concerned. The following is a description of the decision making process for different executive populations and the non-executive directors:
–
Group Managing Board members: compensation recommendations are developed by the responsible member of the Group Executive Board. Recommendations are reviewed and approved by the Group CEO. For GMB members in the Corporate Center, who report directly to the Group CEO, approval by the Chairman is required. The compensation system for the Group Managing Board is subject to the approval of the Chairman’s Office.

–
Group Executive Board members: Compensation recommendations are developed jointly by the Group CEO and the Chairman of the Board. The Compensation Committee of the Board of Directors reviews and approves the design of the compensation system for the Group Executive Board and all resulting compensation recommendations.

–
Group CEO and Executive Vice Chairmen: Compensation recommendations are developed by the Chairman of the Board. The Compensation Committee of the Board of Directors reviews and approves the design of the compensation system for the Group CEO and the Executive Vice Chairmen and all resulting compensation recommendations.

–
Chairman of the Board: On behalf of the full Board of Directors, the Compensation Committee has authority to develop and approve the design of the compensation system for the Chairman of the Board and all resulting compensation decisions.

–
Non-executive members of the Board: The remuneration system for the non-executive directors is developed by the Compensation Committee and submitted to the executive Board members for approval. Individual remuneration of each non-executive director is related to the positions they hold.

Compensation for acting members of the Board of Directors (BoD) and the Group Executive Board (GEB)

Executive members of the Board and members of the GEB

The total of all compensation for the financial year 2003 (cash payments, employer’s contribution to retirement benefit plans, benefits in kind and fringe benefits) for the two executive members of the Board of Directors, the ten members of the Group Executive Board and Johannes A. de Gier, who stepped down as executive director during first quarter 2003, was CHF 81,423,820. The table on the next page provides details as to cash component, employer’s contribution to retirement benefit plans, benefits in kind and fringe benefits, as well as fair value of shares and options granted. It also shows prior-year numbers.
     In Switzerland, senior executives participate in UBS’s general pension plans, which comprise a basic component operated on the defined benefit principle, a savings plan and a defined contribution plan. The cap compensation amount to be included in these plans is set at CHF 730,000 for all employees. This translates into a maximum annual pension of CHF 256,000 after retirement plus a one-off pay-out of accumulated capital from the savings plan in the maximum amount of CHF 217,052.

Corporate Governance

Compensation for executive members of the BoD and members of the GEB 1 in CHF
For the year ended	31.12.03	31.12.02 [2]

Cash component (base salary, cash portion of bonus)	79,204,558	89,499,015
Employer’s contributions to retirement benefit plans	1,225,543	1,320,220
Benefits in kind, fringe benefits (at market value)	993,719	1,019,000

Restricted UBS shares (at fair value) [3]	64,176,428	41,006,156
Restricted UBS options (at fair value) [4]	12,752,019	14,268,501

1 Total compensation numbers exclude merger-related retention payments for the two ex-PaineWebber executives of CHF 21,119,238 (USD 17,038,514) in 2003 and CHF 20,631,522 (USD 14,913,742) in 2002. These retention payments were committed at the time of the merger in 2000 and fully disclosed at the time. 2 Total compensation for financial year 2002 includes three executive BoD members, the 10 acting GEB members as per 31 December 2002 and two former GEB members who left the company in 2002. 3 Share price applied: CHF 95.30 / USD 76.40 for 2003, CHF 61.00 / USD 45.10 for 2002. 4 Fair value per option: CHF 12.33 / USD 9.90 for 2003, CHF 16.30 / USD 11.74 in 2002.

Compensation for non-executive members of the BoD

in CHF
For the year ended	31.12.03	31.12.02 [1]

Cash component	1,889,097	1,825,000
Restricted UBS shares (at fair value) [2]	3,513,044	1,705,865

1 Total compensation for the financial year 2002 includes compensation for seven non-executive directors (the acting members of the Board of Directors as of 31 December 2002 and one former member who stepped down at the AGM in 2002). 2 Share price applied: CHF 95.30 for 2003, CHF 61.00 for 2002.

     Benefits in kind and fringe benefits include car leasing and company car allowances, staff discount on banking products and services, health and welfare benefits and general expenses allowances. Definitions and amounts of benefits differ from country to country, according to local industry standards.

Non-executive members of the Board

The seven non-executive Board members (Johannes A. de Gier for nine months only) were paid CHF 1,889,097 in cash for the financial year 2003. According to internal rules on senior executive’s mandates, fees due to Johannes de Gier were credited to SBC Wealth Management AG, the UBS holding company where he has been employed as chairman as from 1 April 2003.
     The six external directors elected to receive 36,863 shares, which at fair value were worth CHF 3,513,044.

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

Share grants for the year under review

Executive Board members and members of the GEB

The two executive Board members, the ten GEB members and Johannes A. de Gier (for first quarter 2003) were granted 307,609 shares, valued at CHF 95.30 per share (average sale price of UBS shares at virt-x over the last ten trading days of February 2004), and 368,132 shares, valued at USD 76.40 per share (average sale price of UBS shares at the NYSE over the last ten trading days of February 2004). These shares are blocked for five years.
     Related parties of these senior executives were not granted any shares.

Non-executive Board members

The six non-executive Board members were granted 36,863 shares, at a discounted value of CHF 81 per share. The shares are blocked for four years. Related parties are not granted any shares.

Corporate Governance
Compensation, Shareholdings and Loans

Share ownership

Executive Board members and members of the GEB

The two executive Board members, Johannes A. de Gier and the ten members of the GEB, and parties closely linked to them, held 3,065,276 UBS shares at year-end 2003. No individual BoD or GEB member holds 1% or more of all shares issued.

Non-executive Board members

The six non-executive external Board members and parties closely linked to them held 84,941 UBS shares as of 31 December 2003.

Options grants for the year under review

Executive Board members and members of the GEB

The two executive BoD members, the ten GEB members and Johannes A. de Gier were granted 457,000 CHF-options and 580,000 USD-

options in 2003 as a long-term incentive. The strike price was CHF 65 and USD 48 respectively, ten percent above the average high and low sale price at the virt-x and the NYSE respectively on the last trading day in January 2003. Options vest three years after grant and will expire ten or ten and a half years from the date of grant.

Non-executive Board members

Non-executive Board members were not granted any options.

Options held

Executive Board members and members of the GEB

The group of senior executives held the following options on UBS shares as of 31 December 2003. Options held by Johannes A. de Gier that were granted to him as a senior executive are included in the table below.

Options held as of 31 December 2003

Number	Year	Vesting	Expiry	Subscription	Strike
of options	of grant	date	date	ratio	price

87,882	1998	26/05/03	26/05/04	1:1	CHF 85.12

64,616	1998	26/05/03	26/08/04	1:1	CHF 85.12

72,006	1998	01/07/03	30/06/04	1:1	CHF 56.67

79,566	1999	26/02/02	26/02/05	1:1	CHF 79.00

396,000	2000	01/02/03	01/02/06	1:1	CHF 66.67

360,000	2001	24/01/04	24/01/08	1:1	USD 57.80

3,000	2001	28/02/04	29/02/08	1:1	USD 53.39

2,006,490	2001	20/02/04	20/02/09	1:1	CHF 100.00

290,828	2002	20/02/05	31/01/12	1:1	CHF 77.75

568,663	2002	31/01/05	31/01/12	1:1	USD 45.26

2,000	2002	28/02/04	29/02/12	1:1	USD 46.24

255,000	2002	28/06/07	28/06/12	1:1	CHF 80.75

380,000	2002	28/06/05	28/06/12	1:1	USD 54.50

367,960	2002	20/02/05	31/07/12	1:1	CHF 77.75

215,000	2002	28/06/05	28/12/12	1:1	CHF 80.75

60,000	2003	31/01/06	31/01/13	1:1	CHF 65.00

580,000	2003	31/01/06	31/01/13	1:1	USD 48.00

2,000	2003	28/02/05	28/02/13	1:1	USD 41.61

427,000	2003	31/01/06	31/07/13	1:1	CHF 65.00

In addition, this group of senior executives held the following warrants as of 31 December 2003:

120,264	2000	20/03/03	01/04/04	16.67:1	CHF 75.00

Corporate Governance

Non-executive Board members

The external non-executive Board members do not hold any options.

Additional honorariums and remuneration

No material additional honorariums and remuneration were paid to any of the Board or GEB members.

Loans granted to members of
the Board and the GEB

Granting loans is part of the ordinary business of UBS. Executive members of the Board and the members of the GEB have been granted loans, fixed advances and mortgages at the same terms and conditions as other employees, based on third-party conditions adjusted for reduced credit risk. In 2002, a thorough review of outstanding loans to senior executives was performed to ensure compliance with the US Sarbanes-Oxley Act of 2002. New loans and mortgages are now granted at general market conditions with no preferential rates.

     Loans and advances to non-executive Board members and related parties are transacted on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons. For details see Note 33 to the Financial Statements.

Loans granted to executive Board members and members of the GEB

As of 31 December 2003, collateral loans and fixed advances of CHF 9,882,000 were receivable from executive Board members and members of the GEB, and mortgages in the amount of CHF 13,704,000 had been granted to this group of senior executives and their close family members.

Loans granted to non-executive Board members

Loans and mortgages granted to non-executive Board members and companies related to them amounted to CHF 80.5 million, including guarantees, contingent liabilities and committed credit facilities.

Highest total compensation

Total compensation of the highest paid member of the Board of Directors, Chairman Marcel Ospel, amounted to CHF 17,232,588 for financial year 2003, including 78,698 restricted UBS shares. In addition, 127,000 options were granted as a long-term incentive award. At fair value these options were worth CHF 1,565,910.

Additional information on equity-based compensation and retirement benefit plans

Note 32 to the Financial Statements provides comprehensive information on the Group’s equity participation plans for employees on various levels of the organization. It shows pro-forma results under the assumption of expensing options at fair value rather than charging their intrinsic value at grant date. The Financial Report 2003 also provides information on how business unit results would have been impacted if options granted to employees had been expensed (please refer to the Business Group Results on page 41).

     Note 31 to the Financial Statements describes the various retirement benefit plans established in Switzerland and in major foreign markets.

Corporate Governance
Shareholders’ Participation Rights

Shareholders’ Participation Rights

UBS is committed to making it as easy as possible for shareholders to take part in its decision-making processes. All 210,000 registered shareholders and some 50,000 US shareholders registered via nominee companies receive regular written information about the firm’s activities and performance and are personally invited to shareholder meetings.

Relations with shareholders

UBS fully subscribes to the principle of equal treatment of all shareholders, ranging from large investment institutions to individual investors, and regularly informs them about the development of the company of which they are co-owners.

     The Annual General Meeting offers shareholders the opportunity to raise any questions regarding the development of the company and the events of the year under review. The members of the Board of Directors and Group Executive Board, as well as the internal and external auditors, are present to answer these questions.

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

Statutory quorums

Shareholder resolutions, the election and re-election of Board members and the appointment of the Group and Statutory Auditors are decided at the General Meeting of Shareholders by an absolute majority of the votes cast, excluding blank and invalid ballots. Article 704 of the Swiss Code of Obligations (Company Law) requires that for certain specific issues a majority of two-thirds of the votes represented at the meeting vote in favor of the resolution. These issues include the introduction of voting shares, the introduction of restrictions on the transferability of registered shares, conditional and authorized capital increases, restrictions or exclusion of shareholders’ pre-emptive rights.

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

Corporate Governance

Convocation of General Meetings of Shareholders

The Annual General Meeting of Shareholders (AGM) normally takes place in April, but in any case within six months after the close of the financial year. A personal invitation including a detailed agenda and explanation of each motion is sent to every registered shareholder at least 20 days ahead of the scheduled meeting. The meeting agenda is also published in various Swiss and international newspapers and on the internet at www.ubs.com/shareholder-meeting.

     Extraordinary General Meetings may be convened whenever the Board of Directors or the statutory auditors consider it necessary. Shareholders individually or jointly representing at least 10% of the share capital may, at any time, ask in writing that an Extraordinary General Meeting be convened to deal with a specific issue put forward by them. Such a request may also be brought forward during the AGM.

Placing of items on the agenda

Shareholders individually or jointly representing shares with an aggregate par value of CHF 250,000 may submit proposals for matters to be placed on the agenda for consideration by the shareholders’ meeting.

     UBS publishes the deadline for submitting such proposals in various Swiss and international newspapers and on its website (www.ubs.com/shareholder-meeting). Requests for items to be placed on the agenda must include the actual motions to be put forward, together with a short explanation, if necessary. The Board of Directors formulates an opinion on the proposals, which is published together with the motions.

Registrations in share register

The general rules for being entered with voting rights in the Swiss or US Share Register of UBS also apply before General Meetings of Shareholders (for details see previous page). Registrations including the transfer of voting rights are processed for as long as technically possible.

Corporate Governance
Change of Control and Defensive Measures

Change of Control and Defensive Measures

UBS refrains from restrictions that would hinder developments otherwise initiated or supported by the financial markets. There are no specific protections against hostile takeover in place.

Duty to make an offer

An investor who acquires 33 1/3% of all voting rights, whether they are exercisable or not, has to submit a takeover offer for all shares outstanding, according to the Swiss Stock Exchange Law. UBS has not elected to change or opt out of this rule.

Clauses on changes of control

The service agreements and employment contracts of the executive Board members, of the members of the Group Executive Board and of the Group Managing Board do not contain clauses on change of control. UBS does not offer “golden parachutes” to its senior executives. Employment contracts contain notice periods of 12 months for GEB members and six months for GMB members, during which they are entitled to running salary and bonuses.

     The Compensation Committee of the Board may, however, accelerate the vesting of options and the lapse date for restricted shares in case of a change of control.

Corporate Governance

Corporate Governance
Auditors

Auditors

Audit, with its various functions and authorities, plays an important role in corporate governance. While remaining independent, the external auditors and Group Internal Audit closely coordinate their work, thereby ensuring the most effective performance of their responsibilities. The Chairman’s Office, the Audit Committee and ultimately the Board of Directors supervise the functioning of audit work.

External, independent Auditors

Ernst & Young Ltd., Basel, have been assigned the mandate to serve as global auditors for the UBS Group. They assume all auditing functions according to laws, regulatory requests, and the UBS Articles of Association (see also the paragraph about auditors responsibilities in the Regulation and supervision section on page 104–105). The Audit Committee of the Board has determined that Ernst & Young Ltd. meets all independence requirements established by the US Securities and Exchange Commission (SEC). Authority for pre-approval of all additional audit, audit-related and non-audit mandates to the principal auditors is with the Audit Committee, ensuring that independence of the auditors is not jeopardized by conflicts of interests through additional mandates. Ernst & Young Ltd. inform the Audit Committee annually of the measures it takes to ensure its and its employees’ independ-

ence from UBS. The Audit Committee assesses this information on behalf of the Board and informs the Board accordingly.

     At the Extraordinary General Meeting on 7 September 2000, UBS shareholders appointed Deloitte & Touche AG, Basel, as special auditors according to Article 31 paragraph 3 of the UBS Articles of Association. The special auditors provide audit opinions in connection with capital increases, independently from the Group auditors. They were re-appointed at the AGM in 2003 for another three-year term of office.

Duration of the mandate and term of office of the lead auditor

After the UBS-SBC merger, Ernst & Young Ltd., Basel were initially appointed as UBS’s principal external auditor for the audit of the 1998 financial statements. Following a comprehensive evaluation process during 1999, they were proposed for re-election to the 2000 AGM. The AGMs

Fees paid to auditors

in CHF
For the year ended	31.12.03	31.12.02

Audit
Global audit fees	27,645,000	26,023,000
Additional services classified as audit (services required by law or statute, including work of non-recurring nature mandated by regulators)	4,589,000	6,106,000

Total audit	32,234,000	32,129,000

Non-audit
Audit-related services	10,267,000	9,342,000
Tax advisory	5,947,000	11,047,000
Other	3,404,000	3,452,000

Total non-audit	19,618,000	23,841,000

Corporate
Governance Auditors

through 2003 annually confirmed their mandate, and they will be proposed for re-election at the AGM 2004.

     Roger K. Perkin, chartered accountant, and Peter Heckendorn, lic.oec., have been in charge of the UBS audit since the initial appointment. Both lead partners will be replaced after completion of the audit for the 2004 financial year, due to the seven-year rotation requirement established by the Swiss Chamber of Auditors and declared mandatory for banks by the Swiss Federal Banking Commission.

Fees paid to principal external auditors

UBS paid the fees (including expenses) listed in the table on the previous page to its principal external auditors Ernst & Young Ltd.
     Audit-related work consists primarily of additional attest services, such as retirement and compensation plan audits, agreed upon procedures reports required by contract and audits performed at the request of management. It also includes due diligence work on acquisitions and initial work relating to the eventual attestation as to UBS’s compliance with Section 404 of the Sarbanes-Oxley Act. Tax services include advisory and compliance work in respect of UBS’s own affairs, including reporting on UBS’s compliance with the US Qualified Intermediary rules. Other services are only approved on an exceptional basis, and for 2003 comprised on call accounting and tax advisory services, and specified procedures in respect of mortgage backed securities documentation.
     All non-audit services were pre-approved by a process in which all requests for non-audit mandates are routed from the Group Controller to the Company Secretary, who submits them to the chairman of the Audit Committee for pre-approval. His decisions are brought to the next Audit Committee meeting for ratification. Pre-approval authority for certain clearly specified audit-related and tax services has been delegated, subject to aggregate financial limits, to the Group Controller (from 1 April 2004 to the

Chief Financial Officer). These pre-approvals have to be brought to the Audit Committee for approval at its next meeting.

     In addition to the fees listed in the table, Ernst & Young were paid CHF 14,552,000 (CHF 11,324,000 in 2002) for audit and tax work performed on behalf of UBS Investment Funds, many of which have independent fund boards or trustees.
     The SEC prohibits independent auditors from providing a number of specific services. Ernst & Young have not provided any such services during the year.

Group Internal Audit

With around 240 professionals worldwide at 31 December 2003, Group Internal Audit provides an independent review of the effectiveness of the system of internal controls and compliance with key rules and regulations. It specifically verifies or assesses whether the internal controls are commensurate with the risks and are working effectively, whether activities within the firm are being conducted and recorded properly, correctly and fully, and whether the organization of operations, including information technology, is efficient and the information is reliable. All key issues raised by Group Internal Audit are communicated to the management responsible, to the Group CEO and to the executive members of the Board of Directors via formal Audit Reports. The Chairman’s Office and the Audit Committee of the Board are regularly informed of important findings.

     To maximize its independence from management, the head of Group Internal Audit, Markus Ronner, reports directly to the Chairman of the Board. Group Internal Audit has unrestricted access to all accounts, books and records and must be provided with all information and data needed to fulfill its auditing duties. Group Internal Audit addresses any reports with major issues ultimately to the Chairman of the Board. The Chairman’s Office may order special audits to be conducted, and the Group Executive Board, with

Corporate Governance

the agreement of the Chairman, may instruct Group Internal Audit to conduct such audits.

     Coordination and close cooperation with the external auditors enhance the efficiency of Group Internal Audit’s work.

Supervisory and control instruments vis-à-vis the external auditors

The Audit Committee, on behalf of the Board of Directors, monitors the qualification, independence and performance of the Group Auditors and the lead partners. It prepares proposals for appointment or removal of the external auditors for review by the full Board, which then submits the proposal to the AGM.

     The Audit Committee reviews annually the written statements submitted by the external auditors as to their independence. It also reviews the engagement letter between UBS and the external auditors and the fees and terms of the planned audit work. Mandates to the Group auditors for additional audit, audit-related and permitted non-audit work are subject to pre-approval by the Audit Committee.

The external auditors provide timely reports to the Audit Committee on critical accounting policies and practices used, on alternative treatments of financial information discussed with management, and other material written communication between external auditors and management.

     The Audit Committee regularly meets with the lead partners of the external auditors, at least four times per year. It also regularly meets with the Head of Group Internal Audit.
     At least once per year, the Chairman’s Office discusses with the lead partners of Ernst & Young Ltd. the audit work performed, main findings and critical issues that arose during the audit.
     The Audit Committee and the Chairman’s Office report back to the Board of Directors about their contacts and discussions with the external auditors. Once per year, the lead partners take part in a Board meeting, normally to present the Long-form Report of the External Auditors, as required by the Swiss Federal Banking Commission (Bankengesetzlicher Revisions-bericht).

Corporate Governance
Information Policy

Information Policy

Our financial disclosure policies aim at achieving a fair market value for UBS shares through open, transparent and consistent communication with investors and financial markets.

Main sources of information

UBS provides regular information to its shareholders and to the financial community.

Financial results will be published as follows:

First Quarter	4 May 2004

Second Quarter	10 August 2004

Third Quarter	2 November 2004

Fourth Quarter	8 February 2005

The Annual General Meeting of Shareholders will take place as follows:

2004	15 April 2004

2005	21 April 2005

UBS meets regularly with institutional investors throughout the year, holding results presentations, specialist investor seminars, road shows and one-to-one or group meetings across the world. Where possible, these events involve UBS senior management as well as the UBS Investor Relations team. As a means of further widening our audience and maintaining contact with our shareholders around the world, we also make use of diverse technologies such as webcasting, audio links and cross-location video-conferencing.

     Our website (www.ubs.com/investors) includes comprehensive information about UBS, including a complete set of our published reporting documents, on-demand-access to recent webcast presentations and copies of presentations that senior management have given at industry conferences.
     Once a year, each of our registered shareholders receives our Annual Review, which provides an overview of the firm and its activities during the year as well as key financial information. Each quarter, they are also mailed an update about our ongoing initiatives as well as information on our quarterly financial performance. If they want more detailed information, shareholders can request our complete financial reports, produced on a quarterly and annual basis, free of charge.

     To ensure fair access to and dissemination of our financial information, we make our publications available to all shareholders at the same time.
     A complete list of all sources of information about UBS and contact details for shareholders as well as other interested parties are included in this Handbook on pages 4–6.

Financial disclosure principles

Based on our discussions with analysts and investors, we believe that the market rewards companies that provide clear, consistent and informative disclosure about their business. Our aim therefore is to communicate UBS’s strategy and results in such a way that shareholders and investors can gain a full and accurate understanding of how the company works, what its growth prospects are and what risks exist that this growth will not be realized.

     To continue to achieve these goals, we apply the following principles in our financial reporting and disclosure:
–	Transparency: our disclosure is designed to enhance understanding of the economic drivers and detailed results of the business, in order to build trust and credibility
–	Consistency: we aim to ensure that our disclosure is consistent and comparable within each reporting period and between reporting periods

Corporate Governance

–	Simplicity: we try to disclose information in as simple a manner as possible consistent with allowing readers to gain the appropriate level of understanding of our businesses’ performance
–	Relevance: we aim to avoid information overload by focusing our disclosure on what is relevant to UBS’s stakeholders, or required by regulation or statute
–	Best practice: we strive to ensure that our disclosure is in line with industry norms, and if possible leads the way to improved standards.

Financial reporting policies

We report UBS’s results quarterly, including a breakdown of results by Business Groups and business units and extensive disclosures relating to credit and market risk.

     We prepare UBS’s financial statements according to International Financial Reporting Standards (IFRS), and provide additional information in our Financial Report to reconcile the UBS accounts to US Generally Accepted Accounting Principles (US GAAP). A detailed explanation of the basis of UBS’s accounting is given in Note 1 to the Financial Statements, which are published in the Financial Report 2003. An explanation of the critical accounting policies applied in the preparation of our Financial Statements is provided in a specific section in our Financial Report 2003.
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

US regulatory disclosure requirements

As a Swiss company listed on the New York Stock Exchange (NYSE), we comply with the disclosure requirements of the Securities and Exchange Commission (SEC) and the NYSE for private foreign issuers. These include the requirement to make certain filings with the SEC. As a private foreign issuer, some of the SEC’s regulations and requirements which apply to domestic issuers are not applicable to UBS. We provide UBS’s regular quarterly reports to the SEC under cover of Form 6-K, and file an annual report on Form 20-F. We also provide additional disclosure at half-year to meet specific SEC requirements, which again is provided under cover of Form 6-K. These reports, as well as materials sent to shareholders in connection with annual and special meetings, are all available on our website, at www.ubs.com/ investors.
     As of the end of the period covered by this Annual Report, an evaluation was carried out under the supervision of our management, including the Group CEO and Group Controller, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a–15e) under the US Securities Exchange Act of 1934). Based upon that evaluation, the Group CEO and Group Controller concluded that these disclosure controls and procedures were effective as of the end of the period covered by this Annual Report. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Corporate Governance
Regulation and Supervision

Regulation and Supervision

We aim to monitor regulatory developments, to comply with all applicable provisions and to work closely and maintain good relations with the regulators in all jurisdictions where we conduct business.

As a Swiss-registered company, UBS’s main regulator is the Swiss Federal Banking Commission (SFBC).

     UBS’s operations throughout the world are regulated and supervised by the relevant central banks and regulatory authorities in each of the jurisdictions in which we conduct business, most notably in the US and UK.
     The following sections describe the regulation and supervision of UBS’s business in Switzerland, our home market. It also describes the regulatory and supervisory environment in the United States and the United Kingdom, our next two largest operations.

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

Regulatory policy

Swiss regulatory policies are formulated on three levels. The first two are the statutory levels of primary and secondary legislation issued by Parliament and the Swiss Federal Council. The SFBC has substantial influence on the drafting of these regulatory statutes. On more technical policy, the SFBC is empowered to issue so-called circulars, 23 of which are presently effective. The latest was issued on 14 October 2003 and sets minimum standards for the use of guarantees and credit derivatives, while the ordinance concerning the prevention of money laundering came into force on 1 July 2003. In certain fields, the SFBC officially endorses self-regulatory guidelines issued by the banking industry (through the Swiss Bankers’ Association), which thus become an integral part of banking regulation. Examples are:
–	Guidelines concerning a Code of Conduct with regard to the Exercise of Due Diligence by Banks, 1998
–	Guidelines concerning the Treatment of Accounts, Custody Deposits and Safe Deposit Boxes Remaining Dormant at Swiss Banks, 2000
–	Guidelines concerning the Exercise of Asset Management Mandates, 2000
–	Guidelines on Internal Control, 2002
–	Directives on the Independence of Financial Research, 2003.

Certain aspects of securities broking, such as the organization of trading, are subject to self-regulation through the SWX Swiss Exchange and the Swiss Bankers’ Association, under the overall supervision of the SFBC

Role of external auditors and direct
supervision of large banking groups

The Swiss supervisory system relies on banks’ external auditors, who are licensed and supervised by the SFBC, and carry out official duties, on behalf of and subject to sanctions imposed by the SFBC. The responsibility of external auditors

Corporate Governance

not only encompasses the audit of Financial Statements but also entails the review of banks’ compliance with all prudential requirements.

     The SFBC has direct responsibility for supervision in two areas: capital requirements for market risk, for which there is a specialist team; and the supervision of the two large Swiss banking groups, including UBS. The supervisory strategy entails direct supervision in the form of regular meetings with bank management, supervisory visits, on-site reviews, direct reporting, both routine and ad hoc, and regular meetings with the host regulators of our overseas operations. Close cooperation, including regular trilateral meetings, has been established between the SFBC and UBS’s US and UK regulators, and further links are being established by the SFBC with other relevant regulators.

Reporting requirements and capital
requirements

UBS reports financial, capital, legal and risk information to the SFBC. The SFBC also reviews the bank’s risk management and control policies and procedures in all areas of risk, including Know Your Customer rules and anti-money laundering practices. Reporting requirements include ad hoc and event-based information requests connected with direct supervisory activity.
     Switzerland applies the internationally accepted capital adequacy rules of the Basel Capital Accord, but the SFBC implementation imposes a more differentiated and tighter regime than the internationally agreed rules, including a more stringent definition of capital (see Capital management on page 72).

Disclosures to the Swiss National Bank

Switzerland’s banks, according to Swiss banking law, are primarily supervised by the SFBC while compliance with liquidity rules, in particular, is monitored by the Swiss National Bank (SNB). UBS sends the SNB detailed monthly interim balance sheets, capital adequacy and liquidity statements. UBS also submits an annual statement of condition and quarterly stress testing results. The SNB can also require UBS to make additional disclosures of financial condition and other information relevant to its regulatory oversight.

Regulation and supervision in the US

Banking regulation

UBS’s operations in the United States are subject to a variety of regulatory regimes. We maintain branches in California, Connecticut, Illinois, New York and Florida. UBS’s branches located in California, New York and Florida are federally licensed by the Office of the Comptroller of the Currency. US banking branch offices located in Connecticut and Illinois are licensed by the state banking authority of the state in which the branch is located. Each US banking office is subject to regulation and examination by its licensing authority. In addition, the Board of Governors of the Federal Reserve System exercises examination and regulatory authority over our state-licensed US banking offices. We also maintain state and federally chartered trust companies and other limited purpose banks, which are regulated by state regulators or the Office of the Comptroller of the Currency. Only UBS’s subsidiary bank located in the state of Utah is insured by the Federal Deposit Insurance Corporation. The regulation of our US banking offices and subsidiaries imposes restrictions on the activities of those offices, as well as prudential restrictions, such as limits on extensions of credit to a single borrower, including UBS subsidiaries.
     The licensing authority of each US banking office has the authority to take possession of the business and property of the office it licenses in certain circumstances. Such circumstances generally include violations of law, unsafe business practices and insolvency. As long as UBS maintains one or more federal branches, the Office of the Comptroller of the Currency also has the authority to take possession of the US operations of UBS AG under similar circumstances, and this

Corporate Governance
Regulation and Supervision

federal power may preempt the state insolvency regimes that would otherwise be applicable to our state-licensed offices. As a result, if the Office of the Comptroller of the Currency exercised its authority over the US banking offices of UBS AG pursuant to federal law in the event of a UBS insolvency, all of UBS’s US assets would be applied first to satisfy creditors of our US banking offices as a group, and then made available for application pursuant to any Swiss insolvency proceeding.

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

US regulation of other US operations

In the United States, UBS Securities LLC and UBS Financial Services Inc., as well as UBS’s other US registered broker-dealer entities, are subject to regulations that cover all aspects of the securities business, including:
–	sales methods
–	trade practices among broker-dealers
–	use and safekeeping of customers’ funds and securities
–	capital structure
–	record-keeping
–	the financing of customers’ purchases
–	the conduct of directors, officers and employees.

These entities are regulated by a number of different government agencies and self-regulatory organizations, including the Securities and Exchange Commission and the National Association of Securities Dealers. Depending upon the specific nature of a broker-dealer’s business, it may also be regulated by some or all of the New York Stock Exchange, the Municipal Securities Rulemaking Board, the US Department of the Treasury, the Commodities Futures Trading Commission, and other exchanges of which it may be a member. These regulators have available a variety of sanctions, including the authority to con-

duct administrative proceedings that can result in censure, fines, the issuance of cease-and-desist orders or the suspension or expulsion of the broker-dealer or its directors, officers or employees.

     UBS subsidiaries in the United States are also subject to regulation by applicable federal and state regulators of their activities in the investment advisory, mutual fund, trust company, mortgage lending and insurance businesses.

Regulation and supervision in the
United Kingdom

UBS’s operations in the United Kingdom are regulated by the Financial Services Authority (FSA), as the UK’s unified regulator, which establishes a regime of rules and guidance governing all relevant aspects of financial services business.

     The FSA has established a risk-based approach to supervision and has a wide variety of supervisory tools available to it, including on-site inspections (which may relate to an industry-wide theme or be firm-specific) and the ability to commission reports by skilled persons (who may be the firm’s auditors, IT specialists, lawyers or other consultant as appropriate). The FSA also has an extremely wide set of sanctions which it may impose under the Financial Services and Markets Act, broadly similar to those available to US regulators.
     Some of our subsidiaries and affiliates are also regulated by the London Stock Exchange and other UK securities and commodities exchanges of which UBS is a member. Our business can also be subject to the requirements of the UK Panel on Takeovers and Mergers where relevant.
     Financial services regulation in the UK is conducted in accordance with European Union directives which require, among other things, compliance with certain capital adequacy standards, customer protection requirements and conduct of business rules. These Directives apply throughout the European Union and are reflected in the regulatory regimes in other member states. The standards, rules and requirements established under these directives are broadly comparable in scope and purpose to the regulatory capital and customer protection requirements imposed under applicable US law.

Corporate Governance

Corporate Governance
Compliance with NYSE Listing Standards
on Corporate Governance

Compliance with NYSE Listing Standards
on Corporate Governance

UBS aims to comply with all relevant standards on corporate governance. As a foreign company, listed at the New York Stock Exchange (NYSE), we only have to fully comply with the rules for Audit Committees. UBS, however, is also in compliance with the overwhelming majority of the NYSE rules for US companies.

Introduction

On 4 November 2003, the Securities and Exchange Commission (SEC) approved the revised New York Stock Exchange corporate governance rules, as filed on 8 October 2003 by the NYSE. Foreign private issuers – such as UBS – must comply with the rules on Audit Committees by 31 July 2005 and disclose significant differences and material non-compliance with the NYSE standards by the first annual shareholders meeting after 15 January 2004.

     UBS fully complies with the SEC requirements as to its Audit Committee and fulfills the overwhelming majority of the NYSE listing standards on corporate governance. The few exceptions are mainly due to the different legal system in Switzerland.

Independence of directors

In line with the NYSE rules, the UBS Board of Directors has established the following criteria for a director to be considered independent:
–
The UBS Board of Directors has determined that the director has no material relationship with UBS, either directly or as a partner, shareholder of officer of a company that has a relationship with UBS.

–	The director has not been employed by UBS during the last three years.
–	Immediate family members of the director have not been employed by UBS as an executive officer during the last three years.
–	The director did not receive more than USD 100,000 per year in direct compensation from UBS within the past three years (other than director and committee fees).
–	Immediate family members of the director did not receive more than USD 100,000 per year in direct compensation from UBS (other than as an employee at a level below executive officer) within the past three years.
–	The director has not been affiliated with or employed by UBS’s principal auditors, Ernst & Young Ltd. during the last three years.
–	Immediate family members of the director have not been affiliated with or employed in a professional capacity by Ernst & Young Ltd. during the past three years.
–	The director or an immediate family member is not and has not been employed as an executive officer of a company whose compensation committee includes an executive officer of UBS.
–
The director has not been an executive officer or employee within the past three years of a company that makes or receives payments to or from UBS in any fiscal year in excess of the greater of USD 1 million or 2% of the consolidated revenues of such company.

–
Immediate family members have not been an executive officer within the past three years of a company that makes or receives payments to or from UBS in any fiscal year in excess of the greater of USD 1 million or 2% of the consolidated revenues of such company.

–
The director, his immediate family members and / or companies controlled by him do not have banking relationships with UBS that are not in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with other clients.

–	The director has not entered into consulting contracts with UBS.
–	The director does not hold any other Board mandates that might infringe on his independence.
–	There were no interlocking directorships over the past three years between the companies related to the director and UBS.

Corporate Governance
Compliance with NYSE Listing Standards
on Corporate Governance

     The Board of Directors, based on an individual assessment of its external members and their relationships with UBS, and after having carefully considered the detailed information provided by them as to the independence standards listed above, has determined that Peter Böckli, Sir Peter Davis, Rolf A. Meyer, Hans Peter Ming and Lawrence A. Weinbach are independent in accordance with the criteria mentioned above and therefore meet the independence requirements established by the NYSE.

     Although Ernesto Bertarelli meets most of the above criteria and complies with Swiss independence standards, he is not entirely “independent” under the new NYSE requirements. UBS is a main sponsor of Mr Bertarelli’s sailing team Alinghi, which won the 31st America’s Cup. As a consequence, Ernesto Bertarelli decided to step down from his function as a member of the Compensation Committee as of February 2004. He shall be replaced by another director, who meets all NYSE criteria.
     The Board of Directors has also determined that Lawrence A. Weinbach, Sir Peter Davis and Rolf A. Meyer meet the more stringent independence requirements for Audit Committee members. They do not receive directly or indirectly any consulting, advisory or other compensatory fees from UBS other than in their capacity as directors. They do not hold directly or indirectly UBS shares in excess of 5% of the outstanding capital, and none of them serves on the audit committees of more than two other public companies. The Board determined that all three Audit Committee members are financially literate and that Lawrence Weinbach and Rolf Meyer are “financial experts” according to the definitions established by the Sarbanes-Oxley Act of 2002, Lawrence Weinbach being a certified public accountant and having been in the audit and accounting business during most of his professional career, and Rolf Meyer through his former responsibility as Chief Financial Officer of a large listed company.
     UBS operates under a strict dual Board structure mandated by Swiss banking law. No member of the Group Executive Board may also be a member of the Board of Directors and vice versa. This structure ensures an institutional independence of the entire Board of Directors from the day-to-day management. Therefore all Board members are considered non-management direc-

tors, although the two executive members of the Chairman’s Office are former members of the executive management and have entered into employment contracts with UBS in connection with their functions as Board members. The Board meets regularly without executive management, but including the executive members of the Board.

Board Committees

UBS has established an Audit, a Compensation and a Nominating Committee. The charters for all the Board Committees are published on www.ubs.com/corporate-governance. Additional information on the Board Committee’s mandates, responsibilities and authorities can be found on page 85 of this Section.

     In addition to these three committees, the Chairman of the Board and the Vice Chairmen form a “Chairman’s Office”, which has clearly defined authorities and duties. It also has responsibility for oversight of the internal audit function (as defined in the Swiss Federal Banking Commission’s Circular Letter on internal audit). For more details see page 85 of this Section and the UBS Organization Regulations with its two Appendices and the Charter for the Chairman’s Office ( www.ubs.com/corporate-governance).

Differences from NYSE standards

For US listed companies the NYSE rules require:
–
responsibility of the Audit Committee for appointment, compensation, retention and oversight of the Independent Auditors. UBS’s Audit Committee has been assigned all these responsibilities, except for appointment of the Independent Auditors, which – according to Swiss Company Law – is an authority of the Shareholders Meeting. The Audit Committee assesses the performance and qualification of the External Auditors and submits its proposal for appointment, re-appointment or removal to the full Board, which brings this proposal to the AGM for decision.

–
discussion on risk assessment and risk management between management and the Audit Committee. UBS, as a global financial services firm, has a very sophisticated and complex system of risk management and control. Risk management and control is the clear responsi-

Corporate Governance

bility of the business and not of the Board or of its Committees. The full Board has authority to define the firm’s risk framework, principles and capacity. The Chairman’s Office, on behalf of the full Board, is responsible for monitoring the adherence to the defined risk principles and for reviewing whether the business and control units run appropriate systems of management and control of risks. For further details see the Risk Management and Control section of this Handbook on page 46–49.

–
supervision of internal audit by Audit Committee. In accordance with the Swiss Federal Banking Commission’s Circular Letter on Internal Audit, dated 14 December 1995, UBS gave the Chairman’s Office responsibility and authority for supervising the internal audit function. The complexity of the financial services industry requires in-depth knowledge of the global businesses to allow for an effective supervision of the internal audit function. The Chairman’s Office reports back to the full Board on all important findings, and the Audit Committee is regularly updated directly by the head of Group Internal Audit.

–
responsibility of the Nominating Committee for oversight of management and Board evaluation. Management evaluation (performance of the Group CEO and the members of the Group Executive Board) is done by the Chairman’s Office and reported to the full Board. All Board Committees perform a self-assessment of their activities and report back to the full Board. The Board has direct responsibility and authority to evaluate the Board’s own performance, without preparation by a Board Committee.

–	proxy statement reports of the Audit and Compensation Committees. Under Swiss Company Law, all reports addressed to share-
holders are provided and signed by the full Board. The Committees submit their reports to the Board.
–
shareholders’ votes on equity compensation plans. Under Swiss Company Law, the approval of compensation plans is not within the authority of the AGM, but of the Board of Directors. The reason for this approach is the fact that the capital of a Swiss company is determined in the Articles of Association and, therefore, each increase of capital has to be submitted for shareholders’ approval. If equity-based compensation plans result in a need for a capital increase, AGM approval is mandatory. If, however, shares for such plans are purchased in the market, shareholders do not have the authority to vote.

Corporate Governance Guidelines,
Code of Business Conduct and Ethics, and
Whistleblowing Protection

The UBS Board of Directors has adopted corporate governance guidelines, which are published on the UBS website at www.ubs.com/corporate-governance.

     The UBS Board of Directors has also adopted a Code of Business Conduct and Ethics with an Addendum for principal executive, financial and accounting officers or controllers, as required by the Sarbanes-Oxley Act. The code is available on the UBS website at www.ubs.com/corporate-governance.
     The Audit Committee of the Board has established rules for the handling of complaints related to accounting and auditing matters in addition to the internal UBS Group Policies on Whistleblowing Protection for Employees and on Compliance with Attorney Standards of Professional Conduct. The Audit Committee Procedures are available on the UBS website (www.ubs.com/corporate-governance).

Corporate Governance
Group Managing Board

Group Managing Board

The Group Managing Board (GMB) represents the next layer in the leadership of the Group below the Group Executive Board. Its members are drawn from the management teams of the Business Groups and the Corporate Center.

Role of the Group Managing Board

The purpose of the GMB is to align leadership with the firm’s agenda and targets according to strategic objectives, culture and incentives. Its role is to understand, challenge and contribute to further developing the firm’s direction, values and principles and to promote and communicate its culture both throughout UBS and externally.

Wealth Management & Business Banking
Michel Adjadj	Head of Wealth Management Middle East & Africa
Arthur Decurtins	Head of Wealth Management Germany & Benelux
Thomas Escher	Head of IT
Jürg Haller	Head of Products & Services
Eugen Haltiner	Head of Business Banking Switzerland
Marten Hoekstra	Head of Market Strategy & Development
Dieter Kiefer	Head of Wealth Management Western Europe
Martin Liechti	Head of Wealth Management Americas
Joe Rickenbacher	Chief Credit Officer
Alain Robert	Head of Wealth Management Switzerland
Kathryn Shih	Head of Wealth Management Asia Pacific
Jean Francis Sierro	Head of Resources
Richard Sipes	Head of Wealth Management UK & Northern, Eastern and Southern Europe (retired as of 31.12.03)
Anton Stadelmann	Chief Financial Officer
Vittorio Volpi	Head of Wealth Management Italy
Raoul Weil	Head of Wealth Management International
Stephan Zimmermann	Head of Operations
New members as from 1 March 2004:
Hans-Ulrich Meister	Head of Business Unit Large Corporates & Multinationals
Jeremy Palmer	Head of Wealth Management UK, Northern & Eastern Europe
Werner Peyer	Head of Wealth Management Region Zurich

Investment Bank
Andy Amschwand	Head of Investment Bank Switzerland Global Head of Foreign Exchange / CCT
Mike Bolin	Chief Administrative Officer
Jonathan Britton	Chief Financial Officer
Gary Bullock	Global Head of Infrastructure Logistics
Regina A. Dolan	Global Head of Strategic Planning and Business Development
Robert Gillespie	Joint Global Head of Investment Banking
Alan C. Hodson	Global Head of Equities

Corporate Governance

Investment Bank (continued)
Michael Hutchins	Global Head of Fixed Income, Rates & Currencies
Huw Jenkins	Head of Equities for the Americas
Ken Moelis	Head of Investment Banking for the Americas
Rory Tapner	Joint Global Head of Investment Banking
Robert Wolf	Global Head of Fixed Income
New members as from 1 March 2004:
Stephan Keller	Chief Risk Officer
Philip J. Lofts	Credit Officer

Wealth Management USA
Barry Buchsbaum	Director of the Branch Group (until 29 February 2004)
Bruce Bursey	Director of Investment Counseling Services (until 29 February 2004)
Luzius Cameron	Director of Strategic Planning and New Business Development
Tom Naratil	Director of Investment Products Group
James D. Price	Director of Investment and Marketing Solutions
Robert H. Silver	President and Chief Operating Officer
New members as from 1 March 2004:
Robert J. Chersi	Chief Financial Officer
Mike Davis	Division Manager Western Division
James M. Pierce	Division Manager Central Division
Timothy J. Sennatt	Division Manager Eastern Division

Global Asset Management
Gabriel Herrera	Head of Europe, Middle East & Africa
Thomas Madsen	Global Head of Equities
Joe Scoby	CEO Alternative & Quantitative Investments
Danny Schweizer	Deputy CEO Alternative & Quantitative Investments
Brian Singer	Global Head of Asset Allocation
Kai Sotorp	Head of Asia Pacific
Brian M. Storms	CEO Americas
Mark Wallace	Global Head of Logistics Infrastructure
Paul Yates	Head of UK

Corporate Center
Mark Branson	Chief Communication Officer
Rolf Enderli	Group Treasurer
Thomas Hammer	Group Head of Human Resources
Robert Mann	Head UBS Leadership Institute
Hugo Schaub	Group Controller
Walter H. Stuerzinger	Group Chief Risk Officer
Marco Suter	Group Chief Credit Officer
New member as from 1 March 2004:
Scott G. Abbey	Chief Technology Officer

Chairman’s Office
Gertrud Erismann-Peyer	Company Secretary
Markus Ronner	Head of Group Internal Audit

111

          Corporate Responsibility

113

Corporate Responsibility

Corporate Responsibility

For us, responsible behavior is integral to everything we do, meaning that we want to create sustainable value for our shareholders, clients and employees, and at the same time, preserve our environment and contribute to the development of the communities we do business in.

UBS makes responsible behavior an important part of its culture, identity and business practices. As a leading global financial services firm, we want to provide our clients with value-added products and services, promote a corporate culture that adheres to the highest ethical standards, and generate superior but sustainable returns for our shareholders. For UBS, responsible corporate conduct means sometimes moving beyond purely profit oriented or legal and regulatory considerations when doing business.

     We are committed to being an equal opportunity employer, adhering to high social standards, protecting the environment and contributing to the communities which we are a part of. We give all our stakeholders every opportunity to monitor our behavior by adhering to best-in-class transparency standards.
     We aim to provide a first-class working environment that is based on the values of diversity and meritocracy. Along with business-related targets, we link the performance measurement and assessment of our employees closely to our values.
     UBS has endorsed and signed several international charters. In 1992, we were one of the first signatories to the United Nations Environment Program’s Bank Declaration. Since its introduction, the declaration has exerted a considerable influence on the setting of environmental guidelines and practices for financial institutions. In 1999, we signed the Global Compact, a UN-sponsored platform for encouraging and promoting good corporate practice in the areas of human rights, labor and the environment.

Our corporate responsibility processes

Corporate responsibility is not simply another “issue” that needs to be managed. We believe it is an underlying principle of doing business.

     In 2001, we created a Corporate Responsibility Committee. It discusses and judges how to meet the evolving expectations of our stakeholders related to responsible corporate conduct. If it comes to the conclusion that there is gap between what stakeholders expect and our practice, the committee suggests appropriate measures to management, which is then responsible for finding solutions.

     The committee is chaired by Marcel Ospel and includes one other member of the Board of Directors, and seven senior UBS executives representing our businesses, as well as a number of corporate functions, including legal, communication and risk management.
     The committee’s work is supported by a Corporate Responsibility Working Group that comprises representatives from all our Business Groups, as well as functional experts from the Corporate Center. It is alert to any new issues or expectations potentially related to responsible corporate conduct, and ensures that all are brought to the attention of the Corporate Responsibility Committee. Involving all parts of UBS early helps ensure the broad acceptance of the committee’s suggestions, facilitating the implementation of necessary measures.
     Neither the Corporate Responsibility Committee nor the Corporate Responsibility Working Group runs ongoing operational processes. They ensure UBS aligns business practices with changing societal expectations.

Investing in our communities

The “raison d’être” behind our well established program of community investment is the recognition that our success does not only depend on the skill and resources of our people and the relationships we foster with clients, but also on the health and prosperity of the communities of

Corporate Responsibility

which we are a part. Dedicated teams worldwide work closely with senior managers to build partnerships with organizations in the communities where we operate, focusing on education, regeneration and environmental projects.

     UBS supports communities in various ways. We make direct cash donations to organizations, and match donations from our employees to selected charity funds. Our employees, through their volunteer efforts, make significant contributions to the communities they are a part of.
     Besides the engagement of the bank and its employees, we also give our clients the opportunity of engaging in charitable causes. The UBS Optimus Foundation invests donations from our clients into a number of programs and organizations that focus particularly on children. The projects involve close collaboration with respected partner organizations and are selected by a team of specialists of the Foundation, which also closely monitors their implementation. The costs of managing and administering the UBS Optimus Foundation are borne in full by UBS, so that the full contribution from our clients reaches the projects.

Promoting environmental awareness

Our commitment to the environment is underpinned with a professional environmental management system certified under the ISO 14001 standard. We remain committed to integrating environmental considerations into all our business activities. To this end, our environmental policy focuses on taking advantage of the market for environmentally friendly products and services, and taking environmental risks into account in our risk management processes, especially in lending and investment banking. In our inhouse operations, we actively look for ways to reduce

A glimpse of what we do

The community investment programs we support are regionally focused and respond to a variety of needs in the communities we do business in around the world. A few examples of our activities last year:

     In the US, the Power Lunch mentoring program pairs professionals with elementary school children to practice reading one lunchtime a week. After six years of participation in New York and New Jersey, UBS sponsored the launch of Power Lunch in a Chicago public school in conjunction with WITS, an award-winning, public-private partnership that serves as a national model of corporate volunteerism. Over 250 UBS employees in New York City, Newark, Chicago, Los Angeles and Stamford have participated in the last two years.
     In Asia Pacific, the UBS SARS Research Foundation was set up in cooperation with the Faculty of Medicine at the University of Hong Kong. It is part of a wider effort across Asia to learn about the disease and prevent similar outbreaks in the future. We were determined to respond to the SARS crisis in a way that not only allowed us and our employees to contribute in a sustainable way, but would also serve as a vehicle for clients to support efforts to fight the disease. Within six weeks of its launch, donations from corporate and individual donors exceeded USD 330,000 while donations from UBS employees in Hong Kong and elsewhere stood at more than USD 117,000. In addition to the USD 128,000 of seed capital provided by UBS, donations by employees qualify for our match-giving program. Furthermore, the Hong Kong government matches our donations.

     In the UK, we support The Brokerage, a small, proactive charity working with the City of London and other employers to promote local recruitment. It was established to widen access to quality, sustainable job opportunities in the City, breaking down perceived barriers between companies such as UBS and people living in the inner London areas, such as Hackney and Tower Hamlets, which rate high on the poverty index. By offering a range of services to unemployed people who are interested in working for a City firm, The Brokerage has helped more than 1,000 individuals find employment. To complement our financial contributions, our volunteers have hosted three-month internships for The Brokerage candidates and also run workshops for them in our London offices.

     In Switzerland, our employees, past and present, have built up “A helping hand from UBS employees”, which disburses employees’ donations to enable disadvantaged people to lead active and independent lives. We encourage employee involvement by matching some of the funds raised and through an employee membership scheme. Many of our staff volunteer to support fundraising campaigns throughout the year. For example, the program has funded the training of guide dogs for Le Copain, a Swiss association. These dogs, each of which is trained to carry out more than 50 tasks, help wheelchair users lead a more autonomous life.

Corporate Responsibility

the direct environmental impact of our business activities.

     Our Global Asset Management Business Group offers a wide range of socially responsible investment (SRI) products to both private and institutional investors. In Switzerland and Japan, we use an approach which actively selects the best performers in each industry on social criteria and manages a total of CHF 706 million in assets. Our largest SRI fund, the UBS (Lux) Equity Fund – Eco Performance, invests globally in more than 100 equities with superior sustainability performance, while the latest SRI fund launched in the Japanese market, the UBS Global Equity 40 SRI+ Mother Fund, invests in approximately 40 stocks, mainly blue chip companies. In the US, Global Asset Management manages various institutional accounts that exclude certain companies or sectors using “negative” screening criteria. Finally, in the UK, the Global Asset Management business actively seeks to influence corporate responsibility and corporate governance performance of the companies it is invested in.
     Rigorous assessment of the risks involved in an investment banking or lending transaction is crucial to our success. Although financial considerations lead the assessment of the overall risk of any proposed transaction, environmental aspects can also be meaningful and our Investment Bank has established processes to allow early identification of environmental risks in transactions. In 2003, an institutional investment research firm was hired to design and deliver a training program for senior managers and executives on the key environmental risks arising from business activities. In our Wealth Management & Business Banking business, a careful review of financially relevant environmental factors is an important part of the credit risk process. The environmental risk assessment procedures within this Business Group have improved significantly over the last few years. For example, environmental criteria are now fully built into the IT-based standard credit process. The Wealth Management USA business was also integrated into our program in 2003.

     Our electricity consumption, our heating, our paper consumption and business travel are the major factors that have a direct impact on the environment. Following the successful extension in 2002 of our ISO 14001 certification of inhouse operations, we implemented a number of environmental improvement initiatives. One example is the comprehensive recycling program now established in all major buildings globally. In 2003, the top 20 largest offices outside Switzerland recycled an estimated 6,100 tons of waste, 43% more than in 2002. The proportion of recycled waste in these offices increased from 39% in 2002 to 50% in 2003. Annually, this equates to a saving of approximately 80,000 trees and 25,000 cubic meters of landfill.

     In 2003, Société Générale de Surveillance (SGS), the testing, verification and certification company, confirmed that our environmental management system complied with the ISO 14001 standard both in our banking business and our worldwide inhouse operations. More detailed information on UBS’s environmental management system is available on the internet. See http://www.ubs.com/environment

Third-party ratings

A number of different independent rating agencies that assess corporate responsibility programs across the world have rated us among the leaders in the field.

     Since 1999, the Dow Jones Sustainability Group Indexes (DJSGI) have tracked the social, environmental and financial performance of companies in the Dow Jones Global Index. UBS has been part of the DJSGI since the inception of the index. It is also a benchmark in the banking sector of the Dow Jones STOXX Sustainability indices, which track the performance of the top 20% of companies in the Dow Jones STOXX 600 Index.
     Furthermore, UBS is included in the FTSE4Good Index, which measures the performance of global companies in the areas of environmental sustainability, stakeholder relations and support for human rights.

          UBS Share

UBS Share
The Global Registered Share

The Global Registered Share

UBS ordinary shares are registered shares with a par value of CHF 0.80 each, fully paid up and non-assessable. They are issued in the form of Global Registered Shares (GRS) and listed on the Swiss Exchange (where they are traded on virt-x), and the New York and Tokyo stock exchanges.

     A Global Registered Share is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. For example, a share purchased on the New York Stock Exchange (NYSE) can be sold on virt-x or vice versa.

Register

A single register exists for UBS ordinary shares, although it is split into two. There is a Swiss register, which is maintained by UBS acting as Swiss transfer agent, and a US register, which is maintained by Mellon Investor Services, as US transfer agent. A shareholder is entitled to hold shares registered in his/her name on either register and transfer shares from one register to the other upon giving proper instruction to the transfer agents.

Share liquidity and currency effects

During 2003, daily average volume in the UBS share on virt-x was 3.95 million shares. On NYSE, it was 282,000 shares. Because of the greater volume on virt-x, trading of UBS shares there is expected to remain the main factor determining the movement in our share price.
     During the hours in which both virt-x and NYSE are simultaneously open for trading (currently 3:30 pm to 5.30 pm Central European Time), price differences are likely to be arbitraged away by professional market makers. The NYSE price will therefore typically be expected to depend on both the virt-x price and the prevailing US dollar/Swiss franc exchange rate. When virt-x is closed for trading, traded volumes will typically be lower. However, the specialist firm making a market in UBS shares on the

NYSE, Van der Moolen, is required to facilitate sufficient liquidity and an orderly market in the UBS share.

Dividends

UBS normally pays a regular annual dividend to shareholders registered as of the date of the Annual General Meeting (the record date). Payment is usually scheduled three business days thereafter.

     The norm in the US is to declare dividends at least ten days in advance of the applicable record date with ex-dividend trading commencing two days before the record date. To ensure that shareholders on the Swiss and US registers are similarly treated in connection with dividend payments, and to avoid disparities between the two markets, NYSE trading takes place with due bills for the two-business day period preceding the dividend record date.
     UBS pays dividends in Swiss francs. For UBS ordinary shares held in street name through The Depository Trust Company, any dividend will be converted into US dollars. Holders of UBS ordinary shares registered on the US register will receive dividend payments in US dollars unless they provide notice to Mellon Investor Services, UBS’s US transfer agent, that they wish to receive dividend payments in Swiss francs.
     UBS will fix the US dollar dividend amount on the basis of the DJ Interbank Foreign Exchange rate for sale of Swiss francs against US dollars.
     Holders of UBS shares who are US taxpayers are normally subject to 35% withholding tax on dividends they receive from UBS, although they can normally reclaim part of this, bringing their withholding tax rate down to 15%. Further disclosure relating to the taxation of US holders of UBS shares can be found in our Form 20-F, in section E of item 10.

Planned dividend for 2003

We will recommend at the Annual General Meeting on 14 April 2004 that UBS should pay

UBS Share

Trading volumes

	For the year ended
1,000 shares	31.12.03	31.12.02	31.12.01

SWX total	987,743	1,049,364	1,000,402
SWX daily average	3,951	4,148	4,002
NYSE total	71,096	48,850	54,768
NYSE daily average	282	194	221

[1] The trading volumes have been adjusted for the three-for-one share split effective 16 July 2001.

Ticker symbols

Trading exchange	Bloomberg	Reuters	Telekurs

virt-x	UBSN VX	UBSN.VX	UBSN, 380

New York Stock Exchange	UBS US	UBS.N	UBS, 65

Tokyo Stock Exchange	8657 JP	UBS.T	N16631, 106

a dividend of CHF 2.60 per share for the 2003 financial year, 30% higher than last year’s CHF 2.00. This increase reflects the continuously high cash flow generation and strong equity base of the company, but also the fact that our shareholders have different preferences for receiving shareholder returns: some prefer cash dividends, some prefer share buybacks. By pursuing both avenues, we aim to attract and retain the widest, most diverse global shareholder base.

     If the dividend is approved, the ex-dividend date will be 16 April 2004, with payment on 20 April 2004 for shareholders of record on 15 April 2004.

Previous dividends, par value reductions

In 2003, we paid a normal dividend to our shareholders of CHF 2.00 per share for the 2002 financial year. The ex-dividend date was 17 April 2003. Payment took place on 23 April 2003 for shareholders of record on 16 April 2003.
     In 2002, we reduced the par value of our shares to CHF 0.80 each by a distribution of CHF 2.00 per share. This was done in lieu of a dividend payment for the 2001 financial year. This type of payment is treated under Swiss regulations as a return of capital and therefore tax efficient for shareholders who pay taxes in Switzerland, and for those outside Switzerland, as it is not subject to Swiss withholding tax.

UBS Share
The UBS Share 2003

The UBS Share 2003

UBS Share Price Chart vs DJ Stoxx banks

UBS share price performance in 2003

The global equity markets rebounded significantly in 2003 on evidence of a sustained recovery in corporate earnings and favorable leading economic indicators. Banking and financial stocks in particular gained considerably year on year, with most outperforming the main market indices. The UBS share was no exception and closed 2003 at CHF 84.7, up 26% from the year’s start. Over the same period, the Dow Jones Europe Stoxx Banks Index, our main benchmark, gained 22%.

     After the initial market gains seen early in the year, geopolitical concerns began to weigh on sentiment, pushing global equity prices lower. The UBS share tracked those developments and on 12 March reached its 2003 low of CHF 49.8. In the middle of March, however, those concerns began to recede as investors became less worried that the situation in Iraq would have a protracted and negative influence on the global political and economic environment. The UBS share recovered in line with the market to CHF 63.2, holding its total decline in first quarter to slightly more than 14%.
     The beginning of the second quarter signaled the start of a nine-month rally in global equity markets as investor sentiment became increasingly buoyant. The second quarter saw gains of 18% for the Swiss Market Index (SMI) and 12% for the Dow Jones Industrial Average (DJIA). The UBS share correlated with the Dow Jones Europe Stoxx Banks Index in the period. The share closed at CHF 75.35, a gain of 31% between the end of March and the end of June. These gains more than compensated for the declines witnessed in the first quarter.

Market capitalization

UBS Share

UBS share data

	As at
Registered shares in 1000 units	31.12.03	31.12.02	31.12.01

Total shares outstanding	1,183,047	1,256,298	1,281,717
Total shares ranking for dividend	1,126,340	1,182,263	1,258,653
Treasury shares	111,361	97,181	41,255
Weighted average shares (for basic EPS calculations)	1,116,954	1,208,587	1,266,038
Weighted average shares (for diluted EPS calculations)	1,138,801	1,223,383	1,288,578

	For the year ended
CHF	31.12.03	31.12.02	31.12.01

Earnings per share
Basic EPS	5.72	2.92	3.93
Diluted EPS	5.61	2.87	3.78

UBS shares and market capitalization

Number of shares, except where indicated				% change from
As at	31.12.03	31.12.02	31.12.01	31.12.02

Total ordinary shares issued	1,183,046,764	1,256,297,678	1,281,717,499	(6)
Second trading line treasury shares
2001 program			(23,064,356)
2002 first program		(67,700,000)
2002 second program		(6,335,080)
2003 program	(56,707,000)

Shares outstanding for market capitalization	1,126,339,764	1,182,262,598	1,258,653,143	(5)

Share price (CHF)	84.70	67.20	83.80	26

Market capitalization (CHF million)	95,401	79,448	105,475	20

Total treasury shares	111,360,692	97,181,094	41,254,951	15

     The UBS share fluctuated between CHF 73.5 and CHF 80.5 in third quarter, following broader equity market developments, despite UBS itself reporting a strong set of second quarter results. Although investor confidence remained high in the market, there were latent concerns

Dividend yield1 4% 3.59% 3% 2.72% 2.63% 2.43% 2.41% 2% 1% 0% 1999 2000 2001 2002 2003 1 Dividend and par value reduction paid / average share price of the year for which dividend or par value reduction were paid.

about the general sustainability of the corporate earnings recovery then underway, as well as whether the upward spike in GDP growth in certain major industrial economies would last. The UBS share price reflected this by declining just over 1.7%.

     In fourth quarter, UBS’s earnings performance (in third quarter) gave a substantial boost to the share price. On the day of announcement, the share price rose CHF 2.50. That was in stark contrast to the broader market, which declined that day. General investor sentiment also improved on continued positive worldwide economic data, which further helped to propel the UBS share to a 2003 high of CHF 85.4 on 3 December, a level it remained close to for the rest of the month. It closed 2003 at CHF 84.7. When taking into account the CHF 2 dividend paid in April 2003, the total pre-tax return generated for investors in 2003 was 29%.

UBS Share
The UBS Share 2003

Stock exchange prices1

	SWX Swiss Exchange			New York Stock Exchange [2]
	High	Low	Period end	High	Low	Period end
	(CHF)	(CHF)	(CHF)	(USD)	(USD)	(USD)

2003	85.40	49.80	84.70	68.16	38.00	67.99
Fourth quarter 2003	85.40	74.85	84.70	68.16	57.54	67.99
December	85.40	83.10	84.70	68.16	65.07	67.99
November	84.35	80.20	83.25	64.38	59.52	64.18
October	82.00	74.85	82.00	61.34	57.54	61.34
Third quarter 2003	80.50	73.50	74.10	59.25	54.38	56.23
September	79.60	74.10	74.10	58.20	54.45	56.23
August	80.50	75.55	75.55	59.25	54.38	54.38
July	80.40	73.50	80.40	58.90	55.20	58.30
Second quarter 2003	75.75	58.90	75.35	58.35	43.58	55.40
June	75.75	72.75	75.35	58.35	55.31	55.40
May	71.40	64.60	70.20	55.14	47.39	54.72
April	67.75	58.90	64.35	49.30	43.58	47.45
First quarter 2003	72.10	49.80	57.50	51.86	38.00	42.70
March	63.20	49.80	57.50	46.09	38.00	42.70
February	64.50	55.55	56.90	45.43	40.94	41.70
January	72.10	59.05	59.05	51.86	43.75	43.92

2002	84.30	51.05	67.20	51.99	34.54	48.12
Fourth quarter 2002	75.45	51.05	67.20	50.88	34.54	48.12
Third quarter 2002	75.15	56.80	61.30	49.94	37.86	41.00
Second quarter 2002	84.15	69.80	74.85	51.99	46.90	49.89
First quarter 2002	84.30	73.00	82.80	50.50	43.27	49.75

2001	96.83	62.10	83.80	58.49	40.12	50.00
Fourth quarter 2001	86.85	69.70	83.80	52.83	43.23	50.00
Third quarter 2001	86.33	62.10	75.60	49.73	40.12	46.15
Second quarter 2001	92.00	77.50	85.83	51.47	44.87	47.02
First quarter 2001	96.83	72.33	83.17	58.49	43.02	47.68

2000	88.17	63.58	88.17	54.10	40.18	54.10
Fourth quarter 2000	88.17	71.17	88.17	54.10	40.18	54.10
Third quarter 2000	88.00	74.67	76.67	50.74	44.76	44.85
Second quarter 2000	83.33	69.83	79.67	50.66	42.99	48.67
First quarter 2000	72.83	63.58	72.83

1999	80.00	67.50	71.67
Fourth quarter 1999	79.92	67.50	71.67
Third quarter 1999	82.25	67.50	70.50
Second quarter 1999	88.00	73.67	77.33
First quarter 1999	82.00	69.08	77.50

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

Cautionary statement regarding forward-looking statements
This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives, such as the implementation of the European wealth management strategy, expansion of our corporate finance presence in the US and worldwide, and other statements relating to our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit-worthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our business group structure in 2001, 2002 and 2003 and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2003. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint
Publisher/Copyright: UBS AG, Switzerland
Languages: English, German. SAP-No. 80532E-0401

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com