Form 20-F
period 2004-12-31
UBS AG
filed 2005-03-16
CIK 1114446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20–F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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

Please see the following page.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31 December 2004:

Ordinary shares, par value CHF 0.80 per share: 1,126,858,177 ordinary shares
(including 103,524,971 treasury shares)

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

Item 17 ☐   Item 18 ☑

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange on
Title of each class	which registered
Ordinary Shares (par value of CHF 0.80 each)	New York Stock Exchange
$300,000,000 7.25% Noncumulative Trust Preferred Securities	New York Stock Exchange
$300,000,000 7.25% Noncumulative Company Preferred Securities	New York Stock Exchange*
$300,000,000 Floating Rate Noncumulative Trust Preferred Securities	New York Stock Exchange
$300,000,000 Floating Rate Noncumulative Company Preferred Securities	New York Stock Exchange*
Subordinated Guarantee of UBS AG with respect to Company Preferred Securities	New York Stock Exchange*
$54,000,000 BULs due September 2006	American Stock Exchange
$4,500,000 BULs due October 2006	American Stock Exchange
$46,000,000 PPNs due May 2005	American Stock Exchange
$16,500,000 PPNs due June 2005	American Stock Exchange
$8,129,000 PPNs due November 2005	American Stock Exchange
$8,961,000 PPNs due December 2005	American Stock Exchange
$31,517,000 PPNs due November 2007	American Stock Exchange
$52,000,000 PPNs due November 2007	American Stock Exchange
$14,500,000 PPNs due December 2007	American Stock Exchange
$20,000,000 PPNs due February 2008	American Stock Exchange
$16,000,000 PPNs due February 2008	American Stock Exchange
$9,000,000 PPNs due April 2009	American Stock Exchange
$6,900,000 PPNs due May 2009	American Stock Exchange
$12,660,000 PPNs due September 2010	American Stock Exchange
$17,842,000 PPNs due October 2011	American Stock Exchange
$30,000,000 PPNs due Apr 2010	American Stock Exchange
$24,223,000 PPNs due Oct 2009	American Stock Exchange
$31,000,000 PPNs due May 2010	American Stock Exchange
$23,000,000 PPNs due June 2010	American Stock Exchange
$26,000,000 PPNs due August 2008	American Stock Exchange
$10,000,000 PPNs due July 2010	American Stock Exchange
$11,200,000 PPNs due February 2011	American Stock Exchange
$7,750,000 PPNs due August 2010	American Stock Exchange
$5,100,000 PPNs due September 2009	American Stock Exchange
$4,500,000 PPNs due July 2009	American Stock Exchange
$11,000,000 PPCNs due January 2012	American Stock Exchange
$22,000,000 EASs due March 2005	American Stock Exchange
$19,100,000 EASs due March 2005	American Stock Exchange
$25,500,000 PPNs due January 2009	American Stock Exchange
$26,000,000 EASs due April 2005	American Stock Exchange
$11,500,000 CPNs due August 2009	American Stock Exchange
$7,500,000 PPNs due February 2009	American Stock Exchange

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This annual report contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as the information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. The words “anticipate”, “believe”, “expect”, “estimate”, “intend”, “plan”, “should”, “could”, “may” and other similar expressions are used in connection with forward-looking statements. In this annual report, forward-looking statements may, without limitation, relate to:

•	The implementation of strategic initiatives, such as the implementation of the European wealth management strategy and our plans to continue to expand our corporate finance business;

•	The development of revenues overall and within specific business areas, including the possibility of further losses in Private Equity in 2005;

•	The development of operating expenses;

•	The anticipated level of capital expenditures and associated depreciation expense;

•	The expected impact of the risks that affect UBS’s business, including the risk of loss resulting from the default of an obligor or counterparty;

•	Expected credit losses based upon UBS’s credit review; and

•	Other statements relating to UBS’s future business development and economic performance.

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

Item 3. Key Information.

A—Selected Financial Data.

     Please see pages 207 to 211 of the attached Financial Report 2004 (U.S. Version), also referred to as “Financial Report 2004”.

Ratio of Earnings to Fixed Charges

     Please see page 211 of the attached Financial Report 2004, and Exhibit 7 to this Form 20-F.

B—Capitalization and Indebtedness.

     Not required because this Form 20-F is filed as an annual report.

C—Reasons for the Offer and Use of Proceeds.

     Not required because this Form 20-F is filed as an annual report.

D—Risk Factors.

     Please see pages 16 and 17 of the attached Financial Report 2004.

Item 4. Information on the Company.

A—History and Development of the Company.

1-3	Please see page 5 of the attached Handbook 2004/2005 (U.S. version), also referred to as “Handbook 2004/2005”, and page 5 of the attached Financial Report 2004.

4	Please see page 15 of the attached Handbook 2004/2005.

5, 6	None.

7	Not applicable.

B—Business Overview.

1, 2, 3, 5, 7	Please see section The Business Groups on pages 17 to 40 of the attached Handbook 2004/2005 and the section Seasonal Characteristics on page 9 of the attached Financial Report 2004. For a breakdown of revenues by category of activity and geographic market for each of the last three financial years, please refer to Notes 2a and 2b to the Financial Statements, on pages 101 to 108 of the attached Financial Report 2004.

4, 6	Not applicable.

8	Please see the section Regulation and Supervision on pages 111 to 113 of the attached Handbook 2004/2005.

C—Organizational Structure.

     Please see Note 36 to the Financial Statements on pages 162 to 165 of the attached Financial Report 2004.

D—Property, Plant and Equipment.

     Please see the section Property, Plant and Equipment on page 211 of the attached Financial Report 2004.

Information Required by Industry Guide 3

     Please see pages 212 to 227 of the attached Financial Report 2004.

Item 5. Operating and Financial Review and Prospects.

A—Operating Results.

     Please see sections Presentation of Financial Information, UBS, UBS Performance Indicators, Financial Businesses, Industrial Holdings and Balance Sheet and Cash Flows on pages 7 to 72 of the attached Financial Report 2004.

     Please also see Note 41 to the Financial Statements Reconciliation of International Financial Reporting Standards (IFRS) to United States Generally Accepted Accounting Principles (US GAAP) on pages 172 to 182 of the attached Financial Report 2004 and the Management of non-trading currency risk subsection of the Financial Management section, on page 64 of the attached Handbook 2004/2005.

B—Liquidity and Capital Resources.

     We believe that our working capital is sufficient for the company’s present requirements.

     UBS liquidity and capital management is undertaken at UBS by Group Treasury as an integrated asset and liability management function. For a detailed discussion of Group Treasury’s functions and results, including our capital resources, please see pages 65 and 66 of the attached Handbook 2004/2005, and Note 18 to the Financial Statements Financial Liabilities designated at fair value and debt issued on pages 123 and 124 of the attached Financial Report 2004.

     For a discussion of UBS’s balance sheet and cash flows, please see pages 67 to 72 of the attached Financial Report 2004.

     For a discussion of UBS’s long term credit ratings, please see the Capital Strength subsection of the section Capital Management & the UBS Share on page 73 of the attached Handbook 2004/2005.

C—Research and Development, Patents and Licenses, etc.

     Not applicable.

D—Trend Information.

     Please see Outlook 2004 subsection of the section Financial Businesses-Results on page 28 of the attached Financial Report 2004, and pages 10 to 12, 20, 28, 33 and 37 of the attached Handbook 2004/2005, which contain more detailed trend information.

E—Off-balance Sheet Arrangements.

     Please see Off-balance sheet arrangements subsection of the section Balance Sheet and off-balance sheet on pages 69 and 70 of the attached Financial Report 2004.

F—Tabular Disclosure of Contractual Obligations.

     Please see Contractual obligations subsection of the section Balance Sheet and off-balance sheet on page 69 of the attached Financial Report 2004.

Item 6. Directors, Senior Management and Employees.

A— Directors and Senior Management.

1, 2, 3	Please see pages 87 to 95 of the attached Handbook 2004/2005.

4 and 5	None.

B—Compensation.

     Please see the Compensation, shareholdings and loans section on pages 96 to 103 of the attached Handbook 2004/2005 and also Notes 32 and 33 to the Financial Statements on pages 155 to 160 of the attached Financial Report 2004.

C—Board Practices.

     Please see pages 87 to 92 of the attached Handbook 2004/2005 and Note 33 to the Financial Statements on pages 159 and 160 of the attached Financial Report 2004.

D—Employees.

     Please see pages 28 and 29 of the attached Financial Report 2004.

E—Share Ownership.

     Please see the subsection Compensation, shareholdings and loans in the Corporate Governance section on pages 96 to 103 of the attached Handbook 2004/2005 and also Notes 32 and 33 to the Financial Statements on 155 to 160 of the attached Financial Report 2004.

Item 7. Major Shareholders and Related Party Transactions.

A—Major Shareholders.

     Please see pages 83 and 84 of the attached Handbook 2004/2005.

B—Related Party Transactions.

     The total number of shares held by members of the Board of Directors (including those nominated for election to the board of directors at the annual general meeting to be held on 21 April 2005), and the Group Executive Board and parties closely linked to them was 3,562,110 at 31 December 2004, 3,152,617 at 31 December 2003 and 2,139,371 at 31 December 2002. No member of the Board of Directors or Group Executive Board is the beneficial owner of more than 1% of the Group’s shares at 31 December 2004.

     Please see Note 33 to the Financial Statements on pages 159 and 160 of the attached Financial Report 2004.

C—Interests of Experts and Counsel.

     Not applicable because this Form 20-F is filed as an annual report.

Item 8. Financial Information.

A—Consolidated Statements and Other Financial Information.

     Please see Item 18 of this Form 20-F.

B—Significant Changes.

     UBS is not aware of any significant change that has occurred since the date of the annual financial statements included in this Form 20-F.

Item 9. The Offer and Listing.

A—Offer and Listing Details.

1, 2, 3, 5, 6, 7	Not required because this Form 20-F is filed as an annual report.

4	Please see page 79 of the attached Handbook 2004/2005.

B—Plan of Distribution

     Not required because this Form 20-F is filed as an annual report.

C—Markets.

     UBS’s shares are traded on the virt-x, the New York Stock Exchange and the Tokyo Stock Exchange. The symbols are shown on page 77 of the attached Handbook 2004/2005.

Trading on virt-x

     Since July 2001, Swiss blue chip stocks have no longer been traded on the SWX Swiss Exchange. All trading in the shares of members of the Swiss Market Index (SMI) now takes place on virt-x, although these stocks remain listed on the SWX Swiss Exchange. Altogether, approximately 270 blue-chip stocks are traded on virt-x, in the currency of their home market.

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

     Trading is possible on all target days, as specified by the European Central Bank. The opening hours are 06:00 to 22:00 CET and the trading hours are 09:00 to 17:30 CET. During the after-hours trading phase from 17:30 to 22:00 CET and in the pre-trading phase from 06:00 to 09:00 CET, orders can be entered or deleted. From 09:00 CET, once the opening price is set, trading begins. Orders are executed automatically according to established rules that match bid and ask prices. Regardless of their size or origin, incoming orders are executed on a price/time priority, i.e., in the order of price (first priority) and time received (second priority). Depending on the type of transaction, the order and trade details are also transmitted to data vendors (Reuters, Bloomberg, Telekurs, etc.).

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

Trading on the New York Stock Exchange

     UBS listed its shares on the New York Stock Exchange (“NYSE”) on 16 May 2000.

     As of 31 December 2004, the equity securities of nearly 2,800 corporations were listed on the NYSE. Non-US issuers, currently nearly 460 in number with a combined market valuation of USD 7.1 trillion, are playing an increasingly important role on the NYSE.

     The NYSE is open Monday through Friday, 9:30 A.M.-4:00 P.M., EST.

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

Item 10. Additional Information.

A—Share Capital.

     Not required because this Form 20-F is filed as an annual report.

B—Memorandum and Articles of Association.

     Please see:

a)	Item 14 of our registration statement on Form 20-F filed 9 May 2000. Please see Articles of Association of UBS AG and Organization Regulations of UBS AG filed as Exhibits 1.1 and 1.2, respectively.

b)	The section Capital Structure on pages 85 and 86 of the attached Handbook 2004/2005.

c)	Pages 6 and 76 of the attached Handbook 2004/2005 which provide details of our transfer agent in the US, Mellon Investor Services.

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

     The discussion does not address the tax consequences to persons who hold UBS ordinary shares in particular circumstances, such as tax-exempt entities, banks, financial institutions, insurance companies, broker-dealers, traders in securities that elect to mark to market, holders liable for alternative minimum tax, holders that actually or constructively own 10% or more of the voting stock of UBS, holders that hold UBS ordinary shares as part of a straddle or a hedging or conversion transaction or US holders (as defined below) whose functional currency for US tax purposes is not the US dollar. This discussion also does not apply to holders who acquired their UBS ordinary shares pursuant to the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

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

     For purposes of this discussion, a “US holder” is any beneficial owner of UBS ordinary shares that is for US federal income tax purposes:

•	a citizen or resident of the United States,

•	a domestic corporation or other entity taxable as a corporation,

•	an estate, the income of which is subject to United States federal income tax without regard to its source, or

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

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

     Mellon Investor Services, the registrar for UBS AG shares in the US, is offering tax reclamation services for the cash dividends.

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

Ownership of UBS Ordinary Shares-United States Federal Income Taxation

Dividends and Distribution

     Subject to the passive foreign investment company rules discussed below, US holders will include in gross income the gross amount of any dividend paid, before reduction for Swiss withholding taxes, by UBS out of its current or accumulated earnings and profits, as determined for United States federal income tax purposes, as ordinary income when the dividend is actually or constructively received by the US holder. Dividends paid to a noncorporate US holder in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to the holder at a maximum rate of 15%, provided that the holder has a holding period in the shares of more than 61 days during the 120-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid by UBS with respect to the shares will generally be qualified dividend income.

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

Transfers of UBS Ordinary Shares

     Subject to the passive foreign investment company rules discussed below, a US holder that sells or otherwise disposes of UBS ordinary shares generally will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount realized and the tax basis, determined in US dollars, in the UBS ordinary shares. Capital gain of a non-corporate US holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% if the UBS ordinary shares were held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

     Please see the section Market Risk on pages 58 to 64 of the attached Handbook 2004/2005.

B—Qualitative Information About Market Risk.

     Please see the section Market Risk on pages 58 to 64 of the attached Handbook 2004/2005.

C—Interim Periods.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

     Not applicable.

Item 15. Controls and Procedures.

     Please see page 110 of the attached Handbook 2004/2005.

Item 16.A Audit Committee Financial Expert

     See subsection Compliance with NYSE Listing Standards on Corporate Governance in our Corporate Governance section on page 114 of the attached Handbook 2004/2005. Please also see page 91 of the attached Handbook 2004/2005.

Item 16.B Code of Ethics

     See subsection Compliance with NYSE Listing Standards on Corporate Governance in our Corporate Governance section on page 115 of the attached Handbook 2004/2005. The code is published on our website under http://www.ubs.com/about.

Item 16.C Principal Accountant Fees and Services

     See subsection Auditors in our Corporate Governance section on pages 107 and 108 of the attached Handbook 2004/2005.

Item 16.D Exemptions from the Listing Standards for Audit Committee

     Not applicable.

Item 16.E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     See subsection Treasury Shares in section Capital Management & the UBS share on page 75 of the attached Handbook 2004/2005.

PART III

Item 17. Financial Statements.

     Not applicable.

Item 18. Financial Statements.

     The Financial Statements included on pages 81 to 190 of the attached Financial Report 2004 are incorporated by reference herein.

Item 19. Exhibits.

Exhibit
Number	Description
1.1.	Articles of Association of UBS AG.

1.2.	Organization Regulations of UBS AG.

2(b)	Instruments defining the rights of the holders of long-term debt issued by UBS AG and its subsidiaries. We agree to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.

7.	Statement regarding ratio of earnings to fixed charges.

8.	Significant Subsidiaries of UBS AG.

Please see Note 36 on pages 162 to 165 of the attached Financial Report 2004.

12.	The certifications required by Rule 13(a)-14(a) (17 CFR 240.13a-14(a)).

13.	The certifications required by Rule 13(a)-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15.	Consent of Ernst & Young Ltd.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UBS AG
/s/ Peter A. Wuffli
Name:	Peter A. Wuffli
Title:	Chief Executive Officer

/s/ Clive Standish
Name:	Clive Standish
Title:	Group Chief Financial Officer

Date: March 16, 2005

INDEX TO EXHIBITS

Exhibit
Number	Description
1.1.	Articles of Association of UBS AG.

1.2.	Organization Regulations of UBS AG.

2(b)	Instruments defining the rights of the holders of long-term debt issued by UBS AG and its subsidiaries. We agree to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.

7.	Statement regarding ratio of earnings to fixed charges.

8.	Significant Subsidiaries of UBS AG.

Please see Note 36 on pages 162 to 165 of the attached Financial Report 2004.

12.	The certifications required by Rule 13(a)-14(a) (17 CFR 240.13a-14(a)).

13.	The certifications required by Rule 13(a)-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15.	Consent of Ernst & Young Ltd.

20

Financial Report 2004 – U.S. Version

Introduction

Our Financial Report forms an essential part of our annual reporting portfolio. It includes the audited financial statements of UBS for 2004 and 2003, prepared according to International Financial Reporting Standards (IFRS) and reconciled to the United States’ Generally Accepted Accounting Principles (US GAAP), and the audited financial statements of UBS AG (the “Parent Bank”) for 2004 and 2003, prepared according to Swiss Banking Law requirements. It also contains a discussion and analysis of the financial and business performance of UBS and its Business Groups, and additional disclosures required under Swiss and US regulations.

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

Mark Branson
Chief Communication Officer
UBS

Introduction

UBS financial highlights

UBS Income Statement
	For the year ended			% change from

CHF million, except where indicated	31.12.04	31.12.03	31.12.02	31.12.03

Net profit	8,089	6,239	3,530	30

Basic earnings per share (CHF) [1]	7.68	5.59	2.92	37

Diluted earnings per share (CHF) [1]	7.47	5.48	2.87	36

Return on shareholders’ equity (%) [2]	24.7	17.8	8.9

Financial Businesses[3]

Operating income	37,402	33,790	34,107	11

Operating expenses	26,935	25,613	29,570	5

Net profit	8,044	6,239	3,530	29

Cost/income ratio (%) [4]	72.6	75.6	86.4

Net new money, wealth management businesses (CHF billion) [5]	59.4	50.8	36.2

Headcount (full-time equivalents)	67,424	65,929	69,061	2

UBS balance sheet and capital management
		As at		% change from

CHF million, except where indicated	31.12.04	31.12.03	31.12.02	31.12.03

Balance sheet key figures

Total assets	1,734,784	1,550,056	1,346,678	12

Shareholders’ equity	34,978	35,310	38,952	(1)

Market capitalization	103,638	95,401	79,448	9

BIS capital ratios

Tier 1 (%) [6]	11.8	11.8	11.3

Total BIS (%)	13.6	13.3	13.8

Risk-weighted assets	264,125	251,901	238,790	5

Invested assets (CHF billion)	2,250	2,133	1,959	5

Long-term ratings

Fitch, London	AA+	AA+	AAA

Moody’s, New York	Aa2	Aa2	Aa2

Standard & Poor’s, New York	AA+	AA+	AA+

1 For the EPS calculation, see note 8 to the financial statements.  2 Net profit/average shareholders’ equity less dividends.  3 Excludes results from Industrial Holdings.  4 Operating expenses/operating income less credit loss expense or recovery.   5 Includes Wealth Management and Wealth Management USA. Excludes interest and dividend income.  6 Includes hybrid Tier 1 capital, please refer to note 29 to the financial statements.

From third quarter 2004 onwards, Motor-Columbus has been fully consolidated in UBS’s Financial Statements. The reporting structure is split into two components: Financial Businesses and Industrial Holdings.

UBS at a glance

UBS is one of the world’s leading financial firms, serving a discerning global client base. As an organization, it combines financial strength with a global culture that embraces change. As an integrated firm, UBS creates added value for clients by drawing on the combined resources and expertise of all its businesses.

UBS is present in all major financial centers worldwide, with offices in 50 countries. UBS employs 67,424 people, 39% in the Americas, 38% in Switzerland, 16% in Europe and 7% in the Asia Pacific time zone.
UBS is one of the best-capitalized financial institutions in the world, with a BIS Tier 1 ratio of 11.8%, invested assets of CHF 2.25 trillion, shareholders’ equity of CHF 35.0 billion and market capitalization of CHF 103.6 billion on 31 December 2004.

Businesses

Wealth management

With more than 140 years of experience, an extensive global network of around 180 offices and almost CHF 800 billion in invested assets, UBS is the world’s leading wealth management business. Some 3,700 client advisors provide a comprehensive range of services customized for wealthy individuals, ranging from asset management to estate planning and from corporate finance to art banking. In the US, UBS is one of the biggest private client businesses with a client base of nearly 2 million. Its American network of around 7,500 financial advisors manages roughly CHF 640 billion in invested assets and provides sophisticated services to affluent and high net worth clients.

Investment banking and securities

UBS is a global investment banking and securities firm with a strong institutional and corporate client franchise. Consis-
tently placed in the top tiers of major industry rankings, it is a leading player in the global primary and secondary markets for equity, equity-linked and equity derivative products. In fixed income, it is a first-rate global player. In foreign exchange, it places first in many key industry rankings. In investment banking, it provides first-class advice and execution capabilities to its corporate client base worldwide. All its businesses are sharply client-focused, providing innovative products, top-quality research and comprehensive access to the world’s capital markets.

Asset management

UBS, a leading asset manager with invested assets of slightly more than CHF 600 billion, provides a broad base of innovative capabilities stretching from traditional to alternative investment solutions for, among other clients, financial intermediaries and institutional investors across the world.

Swiss corporate and individual clients

Depending on segment, UBS holds roughly a quarter and a third of the Swiss banking market. It offers comprehensive banking and securities services for approximately 3.5 million individual and around 143,000 corporate clients, including institutional investors, public entities and foundations based in Switzerland, as well as 3,000 financial institutions worldwide. With a total loan book of nearly CHF 140 billion, UBS leads the Swiss lending and retail mortgage markets.

Corporate Center

The Corporate Center partners with the businesses, ensuring that the firm operates as a coherent and integrated whole with a common vision and set of values.

Introduction

Sources of information

This Financial Report contains our audited financial statements for the year 2004 and the related detailed analysis. You can find out more about UBS from the sources shown below.

Publications

This Financial Report is available in English and German. (SAP no. 80531-0501).

Annual Review 2004

Our Annual Review contains a description of UBS and our Business Groups, as well as a summary review of our performance in 2004. It is available in English, German, French, Italian, Spanish and Japanese. (SAP no. 80530-0501).

Handbook 2004/2005

The Handbook 2004/2005 contains a detailed description of UBS, our strategy, organization, and businesses, as well as our financial management including credit, market and operational risk, our capital management approach and details of our corporate governance. It is available in English and German. (SAP no. 80532-0501).

Quarterly reports

We provide detailed quarterly financial reporting and analysis, including comment on the progress of our businesses and key strategic initiatives. These quarterly reports are available in English.

The compensation report

Our compensation report provides detailed information on the compensation paid in 2004 to the members of UBS’s Board of Directors (BoD) and the Group Executive Board (GEB). The report is available in English and German. (SAP no. 82307-0501). The same information can also be read in the Corporate Governance chapter of the Handbook 2004/2005.

The making of UBS

A brochure published in early 2005 outlines the series of transformational mergers and acquisitions that created today’s UBS. It also includes brief profiles of the firm’s antecedent companies and their historical roots. It is available in English and German. (SAP no. 82252).

How to order reports

Each of these reports is available on the internet at: www.ubs.com/investors, in the Financials section. Alternatively, printed copies can be ordered, quoting the SAP num-
ber and the language preference where applicable, from UBS AG, Information Center, P.O. Box, CH-8098 Zurich, Switzerland.

Information tools for investors

Website

Our Analysts and Investors website at www.ubs.com/investors offers a wide range of information about UBS, financial information (including SEC filings), corporate information, share price graphs and data, an event calendar, dividend information and recent presentations given by senior management to investors at external conferences. Our information on the internet is available in English and German, with some sections in French and Italian as well.

Messaging service

On the Analysts and Investors website, you can register to receive news alerts about UBS via Short Messaging System (SMS) or e-mail. Messages are sent in either English or German and users are able to state their preferences for the topics of the alerts received.

Results presentations

Senior management presents UBS’s results every quarter. These presentations are broadcast live over the internet, and can be downloaded on demand. The most recent result webcasts can be found in the Financials section of our Investors and Analysts website.

Form 20-F and other submissions to the US Securities and Exchange Commission

We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is Form 20-F; our Annual Report filed pursuant to the US Securities Exchange Act of 1934.

Our Form 20-F filing is structured as a “wrap-around” document. Most sections of the filing are satisfied by referring to parts of the Handbook 2004/2005 or to parts of this Financial Report 2004. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. You are encouraged to refer to this additional disclosure.

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
The addresses and telephone numbers of our two registered offices are: Bahnhofstrasse 45, CH-8098 Zurich, Switzerland, telephone +41-44-234 11 11; and Aeschenvorstadt 1,
CH-4051 Basel, Switzerland, telephone +41-61-288 20 20. UBS AG shares are listed on the SWX Swiss Exchange (traded through its trading platform virt-x), on the New York Stock Exchange and on the Tokyo Stock Exchange.

Introduction

Contacts

Switchboards

For all general queries.	Zurich	+41-44-234 1111

	London	+44-20-7568 0000

	New York	+1-212-821 3000

	Hong Kong	+852-2971 8888

Investor Relations

Our Investor Relations team supports institutional, professional and retail investors from our office in Zurich.	Zurich

	Hotline	+41-44-234 4100	UBS AG

www.ubs.com/investors	Matthew Miller	+41-44-234 4360	Investor Relations

	Patrick Zuppiger	+41-44-234 3614	P.O. Box

	Caroline Ryton	+41-44-234 2281	CH-8098 Zurich, Switzerland

	Fax	+41-44-234 3415	sh-investorrelations@ubs.com

Media Relations

Our Media Relations team supports global media and journalists from offices in Zurich, London, New York and Hong Kong.	Zurich	+41-44-234 8500	mediarelations@ubs.com

	London	+44-20-7567 4714	ubs-media-relations@ubs.com

www.ubs.com/media	New York	+1-212-882 5857	mediarelations-ny@ubs.com

	Hong Kong	+852-2971 8200	sh-mediarelations-ap@ubs.com

Shareholder Services

UBS Shareholder Services, a unit of the Company Secretary, is responsible for the registration of the Global Registered Shares.	Hotline	+41-44-235 6202	UBS AG

	Fax	+41-44-235 3154	Shareholder Services

P.O. Box

CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

US Transfer Agent

For all Global Registered Share- related queries in the US. www.melloninvestor.com	Calls from the US	+1-866-541 9689	Mellon Investor Services

	Calls outside the US	+1-201-329 8451	Overpeck Centre

	Fax	+1-201-296 4801	85 Challenger Road

Ridgefield Park, NJ 07660, USA

sh-relations@melloninvestor.com

Presentation of Financial Information

Presentation of Financial Information

UBS reporting structure

Changes to reporting structure in 2004

We implemented a new reporting structure during 2004, under which we separate the analysis of our financial businesses from the impact of our industrial holdings. We adopted this new reporting structure on assuming majority ownership of the holding company Motor-Columbus after purchasing an additional 20% stake on 1 July 2004. Motor-Columbus’s only significant asset is a 59.3% interest in the Atel Group. Atel, based in Olten, Switzerland, is an energy provider focused on domestic and international power generation, electricity transmission, energy services as well as electricity trading and marketing. Due to the increased complexity that the consolidation of this energy utility adds to our financial reporting, we have split the commentary of our results into two parts. We have provided commentary and analysis of our financial businesses – which include all our pre-existing business units – separately from the new industrial holdings unit, housing Motor-Columbus. In this way, we aim for complete continuity in the presentation and analysis of our core businesses. The new reporting structure is shown in detail in the diagram below.

We also decided in 2004 to increase the transparency of our Corporate Center by splitting it into two business units: Corporate Functions and Private Banks & GAM, showing separately the performance of the holding company which contains our independently branded private banks and the specialist asset manager GAM.
None of the above changes had an impact on our consolidated financial statements, but we have restated our segment reporting for prior periods for all business units affected to reflect these changes.

Changes to accounting in 2004

At the start of 2004, we implemented the following changes in accounting:
–	early adoption of revised IAS 32 Financial Instruments: Disclosure and Presentation and revised IAS 39 Financial Instruments: Recognition and Measurement.

–	change in the accounting for investment property from historical cost less accumulated depreciation to the fair value method.
–	change in accounting for credit losses on over-the-counter (OTC) derivatives which are now reported as incurred in net trading income and no longer charged to credit loss expense (and deferred over three years for internal management reporting and in the results discussion).
–	exclusion from invested assets of corporate client assets in the Business Banking Switzerland unit (except for pension fund assets).
These changes lowered 2003 and 2002 net profit by CHF 146 million and CHF 5 million respectively. All figures and results presented in this report reflect these changes.

Other new disclosures

As part of our continuing effort to improve the transparency of our financial reporting and provide the best possible understanding of our business, we have made a number of enhancements to our disclosure.

In the results discussion, we split our underwriting fee results to show equity and fixed income contributions separately.
In our Business Banking Switzerland unit, we split our revenues to show the breakdown between interest income and non-interest income, giving a more distinct picture of the unit’s sources of revenue.
In the Wealth Management USA Business Group, we now indicate the split between private client and municipal finance revenues, better explaining the performance of the business. To that end, we have also introduced a new performance indicator that shows the productivity per financial advisor.
With the launch of our IT infrastructure unit (ITI), we have also started to show a new line called ‘Services to/from other business units’. This line is a net figure consisting of all inter-business services, the majority of which relate to ITI.

Measurement and analysis of performance

UBS’s performance is reported in accordance with International Financial Reporting Standards (IFRS).

Seasonal characteristics

Our main businesses do not generally show significant seasonal patterns – except for the Investment Bank Business Group, where revenues are impacted by the seasonal characteristics of general financial market activity and deal flows in investment banking.

When discussing quarterly performance, we therefore compare the Investment Bank’s results of the reported quarter with those achieved in the same period of the previous year. Similarly, when considering the impact of the Investment Bank’s performance on UBS’s financial statements, we discuss our overall quarterly performance on a year-on-year basis–comparing the actual quarter with the same quarter in the previous year. For all other Business Groups, results are compared with the previous quarter as they are only slightly impacted by seasonal components (e. g. asset withdrawals in fourth quarter or lower client activity levels during the holiday season).

Performance indicators

UBS performance indicators

We focus on a consistent set of four long-term performance indicators designed to ensure that we deliver continuously improving returns to our shareholders. We report our performance each quarter:
–	return on equity
–	growth in basic earnings per share (EPS)
–	cost/income ratio
–	net new money in our wealth management units (Wealth Management and Wealth Management USA

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
These performance indicators are used for internal performance measurement and planning as well as external reporting. This ensures that management has a clear responsibility to lead businesses towards achieving success in the externally reported value drivers, avoiding the risk of management to purely internal performance measures.

Client / invested assets reporting

Since 2001, we have reported two distinct metrics for client funds:
–	Client assets are all client assets managed by or deposited with UBS including custody-only assets and assets held for purely transactional purposes.
–	Invested assets is a more restrictive term and includes all client assets managed by or deposited with UBS for investment purposes.
Invested assets is our central measure and excludes all assets held for purely transactional and or custody-only purposes. It includes, for example, discretionary and advisory wealth management portfolios, managed institutional assets, managed fund assets and wealth management securities or brokerage accounts, but excludes custody-only assets, and transactional cash or current accounts. Since 1 January 2004, corporate client assets (other than pension funds) deposited with the Business Banking Switzerland unit have been excluded, as we have a minimal advisory role for such clients and as asset flows are driven more by liquidity requirements than investment reasons. Non-bankable assets (e. g. art collections) and deposits from third-party banks for funding or trading purposes are excluded from both measures.
Net new money is defined as the sum of the acquisition of invested assets from new clients, the loss of invested assets due to client defection and inflows and outflows of invested assets from existing clients. Interest and dividend income, the effects of market or currency movements as well as acquisitions and divestments are excluded from net new money. The use of invested assets to fund interest expense on clients’ loans results in net new money outflows.
When products are managed in one Business Group and sold in another, they are counted in both the investment management unit and the distribution unit. This results in double counting in UBS’s total invested assets as both units provide an independent service to their respective client, add value and generate revenues. Most double counting arises where mutual funds are managed by the Global Asset Management business or GAM and sold by a wealth management business (Wealth Management or Wealth Management USA). Both businesses involved count these funds as invested assets. This approach is in line with industry practice and our open architecture strategy and allows us to accurately reflect the performance of each individual business. Overall, CHF 294 billion of invested assets were double counted in 2004 (CHF 283 billion in 2003).

Presentation of Financial Information

Performance indicators

Business	Performance indicators	Definition

Financial businesses	Cost/income ratio	Total operating expenses/total operating income before adjusted expected credit loss.

Wealth and asset management businesses and Business Banking Switzerland	Invested assets	Assets managed by or deposited with UBS for investment purposes only (for further details please refer to page 11).

	Net new money	Inflow of invested assets from new clients
– outflows due to client defection
+/– inflows/outflows from existing clients.
(for further details please refer to page 11).

Wealth and asset management businesses	Gross margin on invested assets	Operating income before adjusted expected credit loss/average invested assets.

Wealth Management	Client advisors (CAs)	Expressed in full-time equivalents.

Business Banking Switzerland	Non-performing loans (%)	Non-performing loans/gross loans.

	Impaired loans (%)	Impaired loans/gross loans.

Investment Bank	Compensation ratio (%)	Personnel expenses/operating income before adjusted expected credit loss.

	Non-performing loans (%)	Non-performing loans/gross loans.

	Impaired loans (%)	Impaired loans/gross loans.

	Average VaR (10-day 99%)	VaR expresses the potential loss on a trading portfolio assuming a 10-day time horizon before positions can be adjusted, and measured to a 99% level of confidence.

	Value creation (private equity)	Value creation adds the increase in the unrealized portfolio gains/(losses) to realized gains/(losses) for the period.

	Investment (private equity)	Historical cost of investment made, less divestments and impairments.

	Portfolio fair value (private equity)	The fair value of a portfolio is the estimated amount for which the assets could be exchanged between willing buyers and willing sellers in an arm’s length transaction after an orderly sale process where the parties each act knowledgeably, prudently and without compulsion.

Wealth Management USA	Recurring fees	Asset-based fees for portfolio management and fund distribution, account-based and advisory fees (as opposed to transactional fees).

	Financial advisor productivity	Private client revenues divided by average number of financial advisors.

Changes in accounting and presentation in 2005

Effective 2005, we will make a number of changes in accounting and disclosure – some are driven by changes in accounting standards, others concern the presentation of our financial results.
The International Accounting Standards Board (IASB) issued revisions to 15 of its 32 International Accounting Standards (IAS) in December 2003 in an effort to clarify and simplify them and make them more compatible with other accounting standards, notably US GAAP. All 15 revisions became effective on 1 January 2005. We decided to adopt two of the revisions, IAS 32 and 39, early, at the beginning of 2004. Together these two revisions provide comprehensive guidance on recognition, measurement, presentation and disclosure of financial instruments. We adopted the remaining revisions at the beginning of 2005. As a result, we will make a number of changes to our accounting, presentation and disclosure in 2005. The IASB now calls new standards International Financial Reporting Standards (IFRS).
Several of the changes will require us to restate comparative prior periods, although not all of them will have an effect on net profit or shareholders’ equity. We will release restated interim and annual financial statement figures for 2004 and 2003 before we publish our first quarter 2005 report.

Accounting treatment and presentation of private equity investments

In the past we treated all our private equity investments as “Financial investments available-for-sale”. The revised IAS 27 and 28 will require us to change this approach, with some investments no longer exempt from consolidation.
Depending on the size of our stake, these investments will have to be treated according to one of the three following methods:
– full consolidation (according to IAS 27) for investments in which we have a controlling interest
– equity method accounting (according to IAS 28) for investments in which we have significant influence
– treatment as “Financial investments available-for-sale” for all remaining private equity investments.
Under the old method, all investments were accounted for as “available-for-sale”. That means that even if the value of an investment rose or fell, corresponding gains or losses were only recognized in the income statement on sale, unless an impairment occurred. Changes in the fair value of the investment were booked directly in equity for the time that we held it. Once an investment was sold, the gain or loss recognized was the difference between the value of the investment at the time that it was purchased (adjusted for any impairments) and its selling price. The introduction of revised IAS 27 and 28 requires that we adopt a new approach. Now, for an investment where we have a controlling interest or a significant influence, we will record our share of its net profit or loss directly through our income statement. Doing that will prompt corresponding changes to the carrying value of the investment – meaning its value on the balance sheet will be updated according to the accumulated profits and losses. Then, at the time of sale, any gain or loss we record will be based on the difference between the latest carrying value and the selling price.

Full consolidation according to IAS 27

The revision of IAS 27 requires companies to fully consolidate subsidiaries even when control over them is only temporary. As a result, from 2005 onwards we will consolidate line by line those private equity investments in which we have a controlling interest – in total 12 investments. As a conse-
quence, we will debit approximately CHF 723 million to our equity (including minority interests) as at 1 January 2003. The move will add CHF 1.7 billion and CHF 2.9 billion in assets to our balance sheet for year-end 2004 and 2003 respectively. It will increase total operating income in 2004 and 2003 by approximately CHF 3.8 billion and CHF 4.1 billion respectively. It will also add approximately CHF 92 million and CHF 86 million to 2004 and 2003 in operating net profit.
In our restatement for 2004 and 2003, we will also have to reflect the impact on the sale of these types of investments in accordance with IFRS 5 (explained in detail below). Seven of the private equity investments in which we had a controlling interest on 1 January 2003 were sold during 2003 or 2004 and will therefore be presented as discontinued operations in the restated financial results for these years. Under the revised accounting method, the additional net profit /(loss) from these exits, which is not included in the changes to operating profit mentioned above, totaled CHF 55 million in 2004 and CHF (8) million in 2003. Under the old method, the corresponding figures were CHF 90 million and CHF 194 million.

Equity method according to IAS 28

Investments in companies in which we have a significant influence must now be accounted for under the equity method, even if they are held exclusively for future sale. From 2005 onwards we will therefore account for 15 private equity investments in which we have a stake between 20% and 50% using the equity method. As a consequence, we will debit CHF 266 million to our equity as at 1 January 2003. That debit is the difference between the carrying value of those private equity investments under the new and the old methods. The restated carrying values will be CHF 248 mil-

Changes in accounting and presentation in 2005 (continued)

lion and CHF 393 million on 31 December 2004 and 2003 respectively, which include equity in income of CHF (55) million and CHF 10 million recognized in the income statement in 2004 and 2003 respectively.
During 2004 and 2003, we exited five of these private equity investments accounted for using the equity method. Under the new accounting method, the gains on sale were CHF 1 million and zero in 2004 and 2003 respectively, compared to CHF 70 million and CHF 34 million in 2004 and 2003 respectively under the old method.

Changes in presentation

From first quarter 2005, our private equity business including all its investments will be reported as part of the Industrial Holdings segment. This is in line with our ongoing strategy of discontinuing this business. The fair value of the private equity portfolio was CHF 2.7 billion at end-December 2004, compared to CHF 6.9 billion at the end of 2000 – when it was at its highest. Current management will continue to look after the portfolio.

IFRS 2 Share-based payment

IFRS 2 will require entities to recognize the fair value of share-based payments made to employees as compensation expense, recognized over the service period, which is generally equal to the vesting period. The new treatment differs from our current practice in two ways. First, option awards will be expensed over their vesting period whereas currently UBS discloses the pro-forma impact of expensing the fair value of such awards at grant. Second, share awards, which are currently expensed in the performance year (generally the year before grant), will in future be expensed from the date of grant over the vesting period. We will apply the new requirements to all prior period awards that impact income statements from 2003 onwards. This includes all unvested or outstanding awards as at 1 January 2003. The opening balance of retained earnings on 1 January 2003 will be adjusted by a credit of CHF 559 million after-tax for the effects these awards have on income statements prior to 2003. With regard to our income statement, we will record zero and CHF 558 million as additional compensation expense for 2004 and 2003 respectively. The significantly lower impact on the 2004 income statement is due to the fact that we have substantially raised the proportion of bonus payments made in the form of restricted stock rather than cash. The CHF 1,406 million expense related to these stock awards shifts under IFRS 2 from 2004 to the vesting period starting in 2005, and significantly exceeds the impact of prior year stock grants on 2004 expenses.
We will also introduce an updated option valuation model to determine the fair value of share options granted in 2005 and beyond. The new model will better reflect observed exercise behavior. This will reduce the value of an option and accordingly the new model will result in lower average values per option – other factors being equal. The new model will not affect the valuation of share options granted in 2004 and earlier.
UBS also has employee benefit trusts that are used in connection with share-based payment arrangements and deferred compensation schemes.

Henceforth, we will be required to consolidate these trusts. This will result in us recognizing assets of CHF 1.1 billion and CHF 1.3 billion and liabilities of CHF 1.1 billion and CHF 1.3 billion on our year-end 2004 and 2003 balance sheets respectively. The weighted average number of treasury shares held by these trusts was 22,995,954 in 2004 and 30,792,147 in 2003. The new standard will lower the weighted average number of shares outstanding used to calculate basic earnings per share. There will be no impact on diluted earnings per share.
The net impact of IFRS 2 and the trust consolidation on shareholder’s equity is a debit of CHF 166 million as at 31 December 2004 and a debit of CHF 674 million as at 31 December 2003.

IFRS 3 Business Combinations, IAS 36 Impairment of Assets and IAS 38 Intangible Assets

IFRS 3 requires that all business combinations be accounted for under the purchase method. The pooling-of-interests method is eliminated. Under the new accounting standard, we will cease to amortize existing goodwill beginning in 2005 and will instead conduct annual impairment tests. Goodwill from business combinations entered into on or after 31 March 2004 – including, for UBS, the Motor-Columbus transaction – has already been accounted for under the new guidance and has not been amortized during 2004. Goodwill from business combinations closed prior to 31 March 2004 continued to be amortized until 31 December 2004. We recorded goodwill amortization expense of CHF 713 million in 2004, and CHF 756 million in 2003. There will be no restatement of prior years with regard to this standard.
Following the new standard, we have also reclassified the net book value of the former PaineWebber trained workforce intangible asset to goodwill (book value CHF 1.0 billion). On 1 January 2005, we held CHF 2.3 billion in total intangible assets and we anticipate recording approximately CHF 300 million in related amortization expense in 2005.

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

The IASB issued this new standard on 31 March 2004. It requires that subsidiaries that are acquired exclusively for future sale be presented as discontinued operations at the time a sale is highly likely to occur. As certain of our private equity investments meet the criteria as discontinued operations, we will reclassify them accordingly. Although the impact from IFRS 5 on our financial statements will not be material, our income statement will be divided into two sections – net income from continuing operations and net income from discontinued operations.

Minority interests

Beginning in 2005, the revision of IAS 1 will require the presentation of net profit and equity to include minority interests. Net profit will be allocated to net profit attributable to UBS shareholders and net profit attributable to minority interests. Earnings per share and all our analysis of UBS performance will continue to be presented based on net profit attributable to UBS shareholders.

13

UBS

UBS

Results

In 2004, UBS reported net profit of CHF 8,089 million, up 30% from CHF 6,239 million a year earlier and up 129% from CHF 3,530 million in 2002.

Our financial businesses achieved a record result in 2004, contributing CHF 8,044 million to net profit, up 29% from CHF 6,239 million a year earlier. Our industrial holdings made a CHF 45 million contribution to 2004 net profit.

Dividend

The Board of Directors will recommend at the Annual General Meeting on 21 April 2005 that UBS should pay a dividend of CHF 3.00 per share for the 2004 financial year, an increase of 15% or CHF 0.40 from the CHF 2.60 dividend paid for the 2003 financial year and up 50% or CHF 1.00 from the CHF 2.00 dividend paid for the 2002 financial year.

If the dividend is approved, the ex-dividend date will be 22 April 2005, with payment on 26 April 2005 for shareholders of record on 21 April 2005.

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

Interest rates, equity prices, foreign exchange levels and other market fluctuations may affect earnings

A substantial part of our business consists in taking trading positions in the interest rate, debt, currency, equity, precious metal and energy markets. The value of these assets and liabilities can be adversely affected by fluctuations in financial markets. Our market risks are subject to a control framework and to portfolio and concentration limits. We avoid undue concentrations of risk and, where appropriate, hedge exposure to stress events. Nevertheless, in the event of sudden, severe or unexpected market movements, we might suffer significant losses. A description of our controls and limits, including limits on our exposure to a range of market stress events, is provided on page 43 of our Handbook 2004/2005.
Because we prepare our accounts in Swiss francs while assets, liabilities, revenues and expenses from certain businesses are denominated in other currencies, changes in foreign exchange rates, particularly between the Swiss franc and the US dollar (US dollar income representing the major part of our non-Swiss franc income), may have an effect on our reported earnings. Our approach to currency management is explained on page 64 of our Handbook 2004/2005.
Regulatory or political changes impacting financial market structures can affect our earnings – an example was the introduction of the euro in 1999, which affected European foreign exchange markets by reducing the volume of foreign exchange business, and prompted greater harmonization between financial products. Movements in interest rates can affect our net interest income and the value of our fixed income trading portfolio, while movements in equity markets can affect the value of our equity trading portfolio. Changes in both can affect the investment performance of our asset management businesses. Our fixed income and equity trading portfolios and our asset management businesses may also be impacted by credit events, including defaults, related to the issuers of bonds and equities. Our private equity and commercial real estate investments can be adversely affected by economic, business and general market conditions. Furthermore, income in businesses such as investment banking, and wealth and asset management is often directly related to client activity levels. As a result, our income can be susceptible to adverse effects from sustained market downturns as well as any significant deterioration of investor sentiment. Asset-based revenues generated in our wealth and asset management businesses depend on the levels of client assets which can, in themselves, be adversely affected by deteriorating market valuations.
Market levels and trading volumes may be affected by a broad range of geopolitical or regional issues or events beyond our control, such as

Risk factors (continued)

the possibility of war, terrorism, or economic developments such as low growth, inflation, recession or depression.

Counterparty failure may lead to credit loss

Credit is an integral part of many of our business activities. The results of our credit-related activities (including loans, commitments to lend, contingent liabilities such as letters of credit, and derivative products such as swaps and options) would be adversely affected by any deterioration in the creditworthiness of our counterparties and the ability of clients to meet their obligations. The credit quality of our counterparties may be affected by various factors, such as an economic downturn, lack of liquidity, or an unexpected political event. Any of these events could lead us to incur losses. We believe that impairments in the portfolio at the balance sheet date are adequately covered by our allowances and provisions. In general, we aim to avoid risk concentrations in our credit portfolio and we make active use of credit protection. If our risk management and control measures prove inadequate or ineffective, then any credit losses sustained might have a material adverse effect on both our income and the value of our assets. A discussion of our approach to managing credit risk can be found on page 47 of our Handbook 2004/2005.

Operational risk may increase costs and impact revenues

All our businesses are dependent on our ability to process a large number of complex transactions across many and diverse markets in different currencies and subject to many different legal and regulatory regimes. Our systems and processes are designed to ensure that the risks associated with our activities, including those arising from process error, failed execution, fraud, systems failure, and failure of security and physical protection, are appropriately controlled. However, if our system of internal controls is ineffective in identifying and remedying such risks, we will be exposed to operational failures that might result in losses. A discussion of our approach to the management and control of operational risks is provided on page 67 of our Handbook 2004/2005.

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

Competitive forces may influence business direction

We face intense competition in all aspects of our business. In our various lines of business we compete, both domestically and internationally, with asset managers, retail and commercial banks, and private banking, investment banking, brokerage and other investment services firms. We face intense competition not only from firms competing locally in particular lines of business, but also from global financial institutions that are comparable to us in size and breadth.
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

Our global presence exposes us to other risks

We operate in over 50 countries, earn income and hold assets and liabilities in many different currencies and are subject to many different legal and regulatory regimes. Changes in local tax or legal regulations may affect our clients’ ability or willingness to do business with us. Country, regional and political risks may increase market and credit risk. Political, economic and social deterioration in a country or region, including local market disruptions, currency crises, the breakdown of monetary controls or terrorism, may adversely affect the ability of clients or counterparties located in that country or region to obtain foreign exchange or credit and, therefore, to satisfy their obligations towards us. As a truly global financial services company, we are also exposed to economic instability in emerging markets. We have a system of controls and procedures to mitigate this risk. A discussion of our country risk controls is provided on page 54 of our Handbook 2004/2005. However, if our controls fail to fully identify and respond to country risk, we may suffer a negative impact on our results and financial condition.

17

UBS Performance Indicators

UBS Performance Indicators

	For the year ended

	31.12.04	31.12.03	31.12.02

RoE (%) [1]	24.7	17.8	8.9

Basic EPS (CHF) [2]	7.68	5.59	2.92

Cost/income ratio of the financial businesses (%) [3,4]	72.6	75.6	86.4

Net new money, wealth management businesses (CHF billion) [5]

Wealth Management	42.3	29.7	17.7

Wealth Management USA	17.1	21.1	18.5

Total	59.4	50.8	36.2

1 Net profit/average shareholders’ equity less dividends.  2 Details of the EPS calculation can be found in note 8 to the financial statements.  3 Excludes results from Industrial Holdings.  4 Operating expenses/operating income less credit loss expense or recovery.  5 Excludes interest and dividend income.

2004

We focus on four main performance indicators, which indicate how we focus on continually improving returns to our shareholders.

This is the first time that, on an annual basis, we have split the commentary of our results between financial businesses and industrial holdings. The first two of our four indicators, return on equity and earnings per share, are calculated on a full UBS basis. Our cost/income ratio is limited to our financial businesses, to avoid the distortion from industrial holdings, which operates at a cost/income ratio of around 90%.
For full-year 2004, our return on equity was 24.7%, up from 17.8% in 2003. The increase, exceeding net profit growth, reflects our continued buyback programs and dividend outpacing increased retained earnings. Amortization of goodwill reduced the 2004 ratio by 3.0 percentage points and lowered it by 2.7 percentage points in 2003.
Basic earnings per share (EPS) stood at CHF 7.68, up 37% from CHF 5.59 in 2003, reflecting the increase in net profit as well as the 6% reduction in the average number of shares out-

standing due to our continuing repurchase of shares. Amortization of goodwill and other intangible assets reduced basic earnings per share by CHF 0.92 in 2004 and by CHF 0.84 in 2003.

The cost/income ratio of our financial businesses stood at 72.6% in 2004, an improvement from 75.6% in 2003. Strong asset-based revenues drove fee and commission income higher, demonstrating the inherent operating leverage in our wealth and asset management businesses. Amortization of goodwill and other intangible assets accounted for 2.4 percentage points of the ratio in 2004 and, when additionally adjusted for the divestment of CSC, also made up 2.4% of the ratio in 2003.
Our wealth management businesses continued to show strong inflows of net new money. For full-year 2004, net new money inflows into our wealth management businesses totaled CHF 59.4 billion, up 17% from CHF 50.8 billion in 2003, corresponding to an annual growth rate of 4.4% of the asset base at the end of 2003. Wealth Management attracted CHF 42.3 billion in 2004, compared to CHF 29.7 billion in 2003. This excellent performance saw gains in all geograph-

Invested assets

	As at			% change from

CHF billion	31.12.04	31.12.03	31.12.02	31.12.03

UBS	2,250	2,133	1,959	5

Wealth Management & Business Banking

Wealth Management	778	701	642	11

Business Banking Switzerland	140	136	127	3

Global Asset Management

Institutional	344	313	274	10

Wholesale intermediary	257	261	259	(2)

Investment Bank	0	4	3	(100)

Wealth Management USA	639	634	584	1

Corporate Center

Private Banks & GAM	92	84	70	10

Net new money 1

	For the year ended

CHF billion	31.12.04	31.12.03	31.12.02

UBS	88.9	69.1	36.9

Wealth Management & Business Banking

Wealth Management	42.3	29.7	17.7

Business Banking Switzerland	2.6	2.5	3.7

Global Asset Management

Institutional	23.7	12.7	(1.4)

Wholesale intermediary	(4.5)	(5.0)	(6.3)

Investment Bank	0.0	0.9	0.5

Wealth Management USA	17.1	21.1	18.5

Corporate Center

Private Banks & GAM	7.7	7.2	4.2

1 Excludes interest and dividend income.

UBS Performance Indicators

strong CHF 13.7 billion inflow into our European wealth management business. In our Wealth Management USA business, net new money was CHF 17.1 billion, down from CHF 21.1 billion a year earlier, reflecting a slow asset-gathering performance at the beginning of the year as well as the US dollar’s weakening against the Swiss franc.

2003

We have four main performance indicators, which indicate how we focus on continually improving returns to our shareholders.
–	Our return on equity for 2003 was 17.8%, up from 8.9% a year ago and within our target range of 15% to 20%. The increase reflects our much improved net profit combined with a lower average level of equity resulting from our continued buyback programs. In 2002, return on equity saw a 0.5 percentage point boost from the Klinik Hirslanden and Hyposwiss divestments, although the writedown of the PaineWebber brand lowered it by 2.4 percentage points. Amortization of goodwill and other intangible assets accounted for 2.7 percentage points of the ratio in 2003, compared to 5.5 percentage points of the ratio in 2002. Excluding these divestment gains and the amortization of goodwill and other intangibles, return on equity increased by 6.6 percentage points.
–	Basic earnings per share (EPS) were CHF 5.59, an increase of 91% from 2002, reflecting the increase in profit as well as the 8% reduction in average number of shares outstand-

ing due to our continued share buybacks. In 2002, basic EPS was boosted by CHF 0.15 from Klinik Hirslanden and Hyposwiss divestments, but lowered by CHF 0.79 through the writedown of the PaineWebber brand. Amortization of goodwill and other intangible assets accounted for CHF 0.84 of our 2003 basic earnings per share, compared to CHF 1.80 in 2002. Excluding these divestment gains and the amortization of goodwill and other intangible assets, basic earnings per share increased by CHF 1.86.
–	The cost/income ratio was 75.6% in 2003, an improvement from 86.4% in 2002. Operating expenses fell at a faster pace than income, reflecting ongoing cost management initiatives, the downward pressure on compensation ratios, and the difficult market environment in first half. In 2002, the ratio improved by 0.6 percentage points from the Klinik Hirslanden and Hyposwiss divestments, although the PaineWebber brand writedown increased the ratio by 3.6 percentage points. Amortization of goodwill and other intangible assets accounted for 2.7 percentage points of the ratio in 2003, compared to 7.2 percentage points in 2002. Excluding these divestment gains and the amortization of goodwill and other intangibles, the ratio decreased by 6.5 percentage points between 2003 and 2002.
In full-year 2003, net new money inflows into our wealth management businesses totaled CHF 50.8 billion compared with CHF 36.2 billion in 2002. This is an increase of 40% and corresponded to an annual growth rate of 4.2%. Both the Wealth Management and Wealth Management USA businesses were able to attract more client money in 2003 than in 2002.

Financial Businesses

Financial Businesses
Results

Results

Income statement 1

	For the year ended			% change from

CHF million, except where indicated	31.12.04	31.12.03	31.12.02	31.12.03

Operating income

Interest income	39,398	40,159	39,963	(2)

Interest expense	(27,538)	(27,860)	(29,417)	(1)

Net interest income	11,860	12,299	10,546	(4)

Credit loss (expense)/recovery	276	(72)	(115)

Net interest income after credit loss expense	12,136	12,227	10,431	(1)

Net fee and commission income	19,416	17,345	18,221	12

Net trading income	4,972	3,756	5,451	32

Other income	878	462	4	90

Total operating income	37,402	33,790	34,107	11

Operating expenses

Personnel expenses	18,189	17,231	18,524	6

General and administrative expenses	6,577	6,086	7,072	8

Depreciation of property and equipment	1,282	1,353	1,514	(5)

Amortization of goodwill and other intangible assets	887	943	2,460	(6)

Total operating expenses	26,935	25,613	29,570	5

Operating profit before tax and minority interests	10,467	8,177	4,537	28

Tax expense	2,086	1,593	676	31

Net profit before minority interests	8,381	6,584	3,861	27

Minority interests	(337)	(345)	(331)	(2)

Net profit	8,044	6,239	3,530	29

Additional information		As at		% change from

	31.12.04	31.12.03	31.12.02	31.12.03

Headcount (full-time equivalents)	67,424	65,929	69,061	2

1 Excludes results from Industrial Holdings.

2004

Results

Our 2004 result was the best ever. The first quarter saw an all-time performance record and the year ended with our best-ever fourth quarter. Net profit in 2004 was CHF 8,044 million, up by 29% from CHF 6,239 million in 2003. Before goodwill and excluding the sale of our Correspondent Services Corporation (CSC) clearing subsidiary, completed in second quarter 2003, net profit rose by 24%. The increase was driven by higher revenues in all categories, clearly outpacing cost growth. Our asset-based revenues showed particular strength, reflecting improved market valuations as well as strong inflows of net new money into our wealth and asset management businesses. Overall, we attracted CHF 88.9 billion in net new money in 2004, up 29% from CHF 69.1 billion in 2003. As a result, our invested asset base rose to CHF 2.25 trillion. We also saw a strong increase in brokerage, corporate finance and underwriting fees. Overall fee and commission income now contributes 52% to total operating income. Trading income also contributed to the growth, as improved market conditions boosted opportunities, particularly in the first and fourth quarters. We also saw improving results in our private equity business, which recorded positive revenues for the first time in three years on higher divestment gains and lower write-downs. We also reported record credit loss recoveries. Performance-related compensation rose in line with revenues. Higher general and administrative expenses were driven by higher legal provisions, and operational risk costs.

Operating income

Total operating income was CHF 37,402 million in 2004, up 11% from CHF 33,790 million in 2003. This was the highest level ever. The increase was driven by our ability to capture opportunities in increasingly active financial markets. The increase in market levels positively impacted the asset base of our wealth and asset management businesses, prompting fee-based revenues to rise. Trading and brokerage income also profited from the improved market environment that boosted institutional and private client transaction activity. Private equity made a positive contribution, reflecting lower writedowns and higher divestment gains. We also recorded higher credit loss recoveries in 2004. The overall rise in 2004’s revenues, however, was partially offset by the weakening of the US dollar against the Swiss franc.

Net interest income was CHF 11,860 million in 2004, down from CHF 12,299 million in the same period a year earlier. Net trading income was CHF 4,972 million, up from CHF 3,756 million in 2003.
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
At CHF 5,139 million, net income from interest margin products in 2004 was 1% higher than CHF 5,077 million a year earlier. The increase was driven by the growth in lending to wealthy US clients through our US bank, UBS Bank USA. Our domestic Swiss mortgage business and wealth management margin lending business also grew over the year. This increase was nearly offset by lower income from our shrinking Swiss recovery portfolio, which dropped by CHF 2.0 bil-

lion compared to year-end 2003, reduced interest margin on client cash and savings accounts, as well as declining revenues from US dollar-denominated accounts.

Net income from trading activities was CHF 11,102 million in 2004, up by 4% or CHF 421 million from CHF 10,681 million a year ago. At CHF 3,098 million, equities trading income in 2004 was up 27% or CHF 653 million from CHF 2,445 million in 2003. The increase reflects expansion in market volumes and, hence, improved trading opportunities, especially during the particularly strong first quarter and after the US elections in November. Our proprietary trading strategies performed well. Equity finance revenues increased strongly, reflecting the successful integration of ABN Amro’s prime brokerage business. Fixed income trading revenues, at CHF 6,264 million in 2004, were down 3% from CHF 6,474 million in 2003. The drop was driven by declines in our principal finance, commercial real estate and fixed income businesses, partially offset by improved revenues in our rates business. Compared to 2003, last year’s market environment saw rising interest rates and lower volatility, which drove activity from the market. We recorded an unrealized loss of CHF 62 million relating to Credit Default Swaps (CDSs) hedging existing credit exposure in the loan book, against a mark to market loss of CHF 678 million a year earlier. Foreign exchange trading revenues increased by 2% to CHF 1,467 million in 2004 from CHF 1,436 million a year earlier, reflecting an outstanding performance in our derivative trading business as well as strong sales volumes.
At CHF 1,298 million, net income from treasury activities in 2004 was CHF 119 million or 8% lower than CHF 1,417 million in 2003. The drop was mainly due to lower returns on invested equity as we continued to repurchase shares. The impact of falling interest rates was partially offset by the diversification of our invested equity into currencies other than the Swiss franc.

Net interest and trading income

	For the year ended			% change from

CHF million	31.12.04	31.12.03	31.12.02	31.12.03

Net interest income	11,860	12,299	10,546	(4)

Net trading income	4,972	3,756	5,451	32

Total net interest and trading income	16,832	16,055	15,997	5

Breakdown by business activity

	For the year ended			% change from

CHF million	31.12.04	31.12.03	31.12.02	31.12.03

Net income from interest margin products	5,139	5,077	5,275	1
Equities	3,098	2,445	2,777	27

Fixed income	6,264	6,474	5,977	(3)

Foreign exchange	1,467	1,436	1,506	2

Other	273	326	245	(16)

Net income from trading activities	11,102	10,681	10,505	4

Net income from treasury activities	1,298	1,417	1,646	(8)

Other [1]	(707)	(1,120)	(1,429)	37

Total net interest and trading income	16,832	16,055	15,997	5

1 Includes external funding costs of the PaineWebber Group, Inc. acquisition.

Financial Businesses
Results

Credit loss (expense)/recovery

	For the year ended

CHF million	31.12.04	31.12.03	31.12.02

Wealth Management & Business Banking	91	(67)	(238)

Wealth Management	(1)	4	1

Business Banking Switzerland	92	(71)	(239)

Investment Bank	240	(4)	126

Wealth Management USA	3	(3)	(15)

Corporate Center	(58)	2	12

Private Banks & GAM	(58)	2	(3)

Corporate Functions	0	0	15

UBS	276	(72)	(115)

Other net trading and interest income was negative CHF 707 million in 2004 compared to negative CHF 1,120 million a year earlier. The improvement was due to lower goodwill funding costs, as well as declining costs for funding our private equity portfolio.

In 2004, we experienced a net credit loss recovery of CHF 276 million, compared to net credit loss expense of CHF 72 million in 2003 and CHF 115 million in 2002. This favorable result was achieved in a period which saw a very sanguine environment for credit markets globally. Economic expansion in the US provided a strong stimulus for growth worldwide. Almost without exception, credit spreads contracted in all the major developed and emerging capital markets, as healthy expansion of cash flows allowed the corporate sector to de-leverage and build liquidity.
Net credit loss recovery at Wealth Management & Business Banking amounted to CHF 91 million in 2004 compared to net credit loss expenses of CHF 67 million in 2003 and CHF 238 million in 2002. Our domestic credit portfolio demonstrated strong resilience in a Swiss economic environment which saw a 9.2% increase in corporate bankruptcies compared to 2003. The measures taken in recent years to improve the quality of our credit portfolio have resulted in lower levels of new defaults and our success in managing the impaired portfolio has resulted in a higher than anticipated level of recoveries.
The Investment Bank experienced a net credit loss recovery of CHF 240 million in 2004, compared to net credit loss expense of CHF 4 million in 2003 and credit loss recovery of CHF 126 million in 2002. This continued strong performance was the result of minimal exposure to new defaults and strong recoveries of previously established allowances and provisions. Releases in country allowances and provisions were due partly to exposure reductions in the affected countries and partly to a more favorable outlook for emerging market economies. There was also a partial release of a sizeable allowance for a corporate counterparty which managed a turnaround during 2004.
For further details on our risk management approach, how we measure credit risk and the development of our credit risk exposures, please see the “Financial Management” chapter of our Handbook 2004/2005.

In 2004, net fee and commission income was CHF 19,416 million, up 12% from CHF 17,345 million a year earlier. The increase was driven by a strong contribution from recurring asset-based fees, higher net brokerage fees, rising corporate finance fees as well as an increase in underwriting fees. Underwriting fees, at their highest level ever, were CHF 2,544 million in 2004, up 8% from CHF 2,354 million in 2003. Both equity and fixed income underwriting fees increased. Fixed income underwriting was CHF 1,114 million in 2004, up 3% from CHF 1,084 million in 2003. Equity underwriting increased 13% to CHF 1,430 million in the same period. At CHF 1,078 million, corporate finance fees in 2004 were up 42% from CHF 761 million a year earlier. We were able to benefit from the pick-up in merger and acquisition activity, and our strengthened advisory business, particularly in the US. Net brokerage fees were CHF 4,517 million in 2004, up 10% or CHF 392 million from CHF 4,125 million in 2003, reflecting the improved markets and the resulting higher institutional and individual client activity – especially in the first and fourth quarters of 2004. Investment fund fees, at their highest level ever, were CHF 4,588 million in 2004, up 18% from CHF 3,895 million in 2003, mainly reflecting higher asset-based fees for our wealth and asset management businesses. At CHF 1,261 million, custodian fees in 2004 were up 5% from CHF 1,201 million in 2003. This increase was entirely due to an enlarged asset base. Insurance-related and other fees, at CHF 342 million in 2004, decreased by 4% from a year earlier. Excluding the effect of the weakening dollar, insurance-related and other fees were actually slightly higher compared to 2003. Credit-related fees and commissions increased by 7% to CHF 266 million in 2004 from CHF 249 million in 2003, reflecting improved market conditions which brought higher volumes. Portfolio and other management and advisory fees increased by 20% to CHF 4,611 million in 2004 from CHF 3,855 million in 2003. The increase is again the result of rising invested asset levels driven by market valuations and strong net new money inflows, as well as an increase in performance fees.

Net fee and commission income

	For the year ended			% change from

CHF million	31.12.04	31.12.03	31.12.02	31.12.03

Equity underwriting fees	1,430	1,270	1,166	13

Bond underwriting fees	1,114	1,084	968	3

Total underwriting fees	2,544	2,354	2,134	8

Corporate finance fees	1,078	761	848	42

Brokerage fees	5,916	5,608	5,987	5

Investment fund fees	4,588	3,895	4,033	18

Fiduciary fees	220	241	300	(9)

Custodian fees	1,261	1,201	1,302	5

Portfolio and other management and advisory fees	4,611	3,855	4,065	20

Insurance-related and other fees	342	355	417	(4)

Total securities trading and investment activity fees	20,560	18,270	19,086	13

Credit-related fees and commissions	266	249	275	7

Commission income from other services	988	1,087	1,006	(9)

Total fee and commission income	21,814	19,606	20,367	11

Brokerage fees paid	1,399	1,483	1,349	(6)

Other	999	778	797	28

Total fee and commission expense	2,398	2,261	2,146	6

Net fee and commission income	19,416	17,345	18,221	12

Other income increased by 90% to CHF 878 million in 2004 from CHF 462 million in 2003. The increase was driven by higher disposal gains from private equity investments (up CHF 205 million) and lower impairment charges (down CHF 318 million). This was partially offset by lower gains from the divestment of associates and subsidiaries which dropped by nearly 50% to CHF 84 million in 2004 (the major disposal being the Noga Hilton hotel in Geneva) from CHF 162 million in 2003 (the major disposal being Correspondent Services Corporation (CSC)).

Operating expenses

We continue to tightly manage our cost base with a clear focus on improving the efficiency of our businesses. Total operating expenses increased by 5% to CHF 26,935 million in 2004 from CHF 25,613 million in 2003.
Personnel expenses increased by CHF 958 million or 6% to CHF 18,189 million in 2004 from CHF 17,231 million in 2003. The rise was driven by higher performance-related compensation reflecting the better performance in most of our businesses. Personnel expenses are managed on a full-year basis with final fixing of annual performance-related payments in fourth quarter. Salary expenses rose due to the 2% increase in headcount over the year. Contractor’s expenses increased to CHF 572 million in 2004, up 6% from CHF 539 million in 2003, reflecting higher usage, mainly in our Investment Bank in support of increased business flows. At CHF 1,299 million in 2004, other personnel expenses dropped CHF 271 million from CHF 1,570 million in 2003 due to the end of retention payments in the Wealth Management USA business and lower severance payments. For 2004, approximately 49% of personnel expenses took the form of bonus or variable com-
pensation, up from 44% in 2003. Average variable compensation per head in 2004 was 17% higher than in 2003.
At CHF 6,577 million in 2004, general and administrative expenses increased CHF 491 million from CHF 6,086 million in the same period a year ago. The increase was driven by higher provisions (up CHF 252 million) which rose due to specific operational and legal provisions (including the civil penalty levied by the Federal Reserve Board relating to our banknote trading business), higher IT and other outsourcing expenses as well as professional fees, the latter due to higher legal and project costs. This was partially offset by savings in telecommunication, rent and maintenance expenses.
Depreciation was CHF 1,282 million in 2004, down 5% from CHF 1,353 million in 2003. This was the lowest level ever, reflecting falling IT-related charges as well as lower writedowns of equipment.
At CHF 887 million, amortization of goodwill and other intangible assets was down 6% from CHF 943 million a year earlier, reflecting lower amortization charges and the weakening of the US dollar against the Swiss franc.

Tax

In 2004, we incurred a tax expense of CHF 2,086 million, reflecting an effective tax rate of 19.9% for the full year. That compares to 2003’s full-year rate of 19.5%. The 2003 tax rate was positively influenced by a favorable regional profit mix. The higher rate for 2004 was driven by an increase in profitability in higher tax jurisdictions, mainly the US. We believe that a similar underlying tax rate is a reasonable indicator for 2005.

Financial Businesses
Results

Indicative pre-goodwill tax rates for financial businesses

	For the year ended

in %	31.12.04	31.12.03	31.12.02

Wealth Management & Business Banking	18	18	19

Wealth Management	18	16	18

Business Banking Switzerland	19	20	20

Global Asset Management	21	20	22

Investment Bank	30	32	38

Wealth Management USA	37	38	37

Business Group tax rates

Indicative Business Group and business unit tax rates are calculated on an annual basis based on the results and statutory tax rates of the financial year. These rates are approximate calculations, based upon the application to the year’s adjusted earnings of statutory tax rates for the locations in which the Business Groups operated. These tax rates, therefore, give guidance on the tax cost to each Business Group of doing business during 2004 on a stand-alone basis, without the benefit of tax losses brought forward from earlier years.
The indicative tax rates are presented pre-goodwill. They give an indication of what the tax rate would have been if goodwill were not charged for accounting purposes. It is the sum of the tax expense payable on net profit before tax and goodwill in each location, calculated on the above basis, divided by the total net profit before tax and goodwill. Tax rates post-goodwill are higher than the pre-goodwill rates, because in some jurisdictions there are limitations on the tax deductibility of amortization costs.
Please note that these tax rates are not necessarily indicative of future tax rates for the businesses or UBS as a whole.

Headcount

Headcount in our financial businesses was 67,424 on 31 December 2004, up 1,495 from 65,929 on 31 December 2003. The increase was driven by the expansion of UBS’s wealth management and securities businesses around the globe.

Fair value disclosure of options

The fair value of options granted in 2004 was CHF 508 million (pre-tax: CHF 543 million) compared to CHF 439 million

(pre-tax: CHF 576 million) in the same period a year ago. The after-tax increase was driven by a higher UBS share price, a lower pro-forma tax benefit, and adjusted assumptions for the valuation of options. In fact, significantly fewer option grants were made in 2004 (down nearly 40% from 2003), in line with our strategy of granting options more selectively.
Our option valuation model will change for 2005 due to work we are undertaking in connection with the implementation of the new IFRS 2 standard. For further details, please refer to page 12.

Outlook

A record result is always challenging to beat. As every year, our investment banking and securities business will have to contend with the somewhat unpredictable rise and fall of the world’s financial markets. But 2004 showed that our wealth and asset

Headcount (in FTE)1: regional distribution

Headcount financial businesses

		As at		% change from

Full-time equivalents	31.12.04	31.12.03	31.12.02	31.12.03

Switzerland	25,990	26,662	27,972	(3)

Rest of Europe / Africa / Middle East	10,764	9,906	10,009	9

Americas	26,232	25,511	27,350	3

Asia Pacific	4,438	3,850	3,730	15

Total	67,424	65,929	69,061	2

management businesses can provide both growth momentum and earnings quality, even if trading conditions fluctuate. We will continue re-investing in our growth businesses and expect 2005 to be the next exciting step on a journey we believe will be very rewarding for our long-term investors.

2003

Results

In 2003, all businesses reported stronger results compared to 2002. Our net profit in full-year 2003 was CHF 6,239 million, up from CHF 3,530 million in 2002 – an increase of 77%. In 2002, our results were negatively influenced by the CHF 953 million writedown of the value of the PaineWebber brand. At the same time, they benefited from the sale of private bank Hyposwiss, which resulted in a net gain of CHF 125 million, and the divestment of Klinik Hirslanden, a private hospital group, which contributed a net gain of CHF 60 million. Excluding these items and before the amortization of goodwill and other intangibles, net profit increased 30% between 2002 and 2003. The gain reflected our tight management of costs and ability to build market share and capture revenues as financial markets steadily recovered as the year progressed. In particular, asset-based revenues recovered from the lows posted in 2002. Our result was further helped by much improved trading opportunities, a gradual improvement in investor sentiment and significantly lower writedowns in our private equity business. At the same time, expenses remained under tight control. We recorded reductions in all cost categories compared to 2002, with non-personnel expenses falling below their level in 2000.

Operating income

Total operating income, at CHF 33,790 million in 2003, was down slightly from CHF 34,107 million in 2002. Excluding the divestment gains of CHF 227 million from the sale of Hyposwiss and Klinik Hirslanden in 2002 and CHF 161 million from the sale of Correspondent Services Corporation in 2003, total operating income fell 1%. The drop was caused by lower asset-based revenues, which were impacted by low market levels in early 2003 (they only started to recover in second half). Operating income was also affected by the weakening of major currencies against the Swiss franc, including the 13% drop of the US dollar. This was partially offset by higher revenue from fixed income trading and a significant decline in private equity writedowns.
Net interest income, at CHF 12,299 million in 2003, was 17% higher than the CHF 10,546 million in 2002. Net trading income, at CHF 3,756 million in 2003, declined 31% from CHF 5,451 million a year earlier.
Net income from interest margin products dropped 4% to CHF 5,077 million in 2003 from CHF 5,275 million in 2002. The result reflected lower interest margins on client savings and cash accounts, and declining revenues from our diminishing recovery portfolio in Switzerland as well as lower interest revenue on margin loans in the US as we sold our Correspondent Services Corporation (CSC) clearing business. These effects were partially offset by higher mortgages and saving accounts volumes in Switzerland.
In 2003, net income from trading activities, at CHF 10,681 million, rose 2% from CHF 10,505 million a year earlier. Equity trading income, at CHF 2,445 million, fell 12% from CHF 2,777 million a year earlier. The drop reflected the weakening of most major currencies against the Swiss franc. Excluding currency fluctuations, equity trading revenues increased as the business benefited from improved trading opportunities following the strong market recovery. Fixed income trading revenue was CHF 6,474 million in 2003, up 8% from CHF 5,977 million in the same period a year earlier. This increase was due to better performances across our businesses, with very strong revenues in our principal finance, mortgage-backed securities and derivatives businesses. However, results were also affected by the US dollar’s decline against the Swiss franc and negative revenues of CHF 678 million relating to Credit Default Swaps (CDSs) hedging existing credit exposure in the loan book. In 2002, we recorded a mark to market gain of CHF 226 million on these CDS positions. Our use of CDSs as hedging instruments for our loan book is only one part of our overall management approach to trading credit risk. Over the full year, foreign exchange trading revenues, at CHF 1,436 million, were slightly lower than CHF 1,506 million in 2002.
Net income from treasury activities, at CHF 1,417 million in 2003, was down 14% from CHF 1,646 million a year earlier. The drop mainly reflected lower income from our invested equity as we continued to buy back shares, as well as a further decline in interest rates. The impact of falling interest rates was partially offset by the diversification of our invested equity into currencies other than Swiss francs.

Financial Businesses
Results

In 2003, other net trading and interest income showed negative revenues of CHF 1,120 million compared to negative CHF 1,429 million a year earlier. The improvement was mainly due to lower goodwill funding costs related to the writedown of the value of the PaineWebber brand, and lower funding needs for our private equity portfolio.
Total credit loss expense for UBS in 2003 amounted to CHF 72 million, compared to CHF 115 million in 2002. Net credit loss expense at Wealth Management & Business Banking amounted to CHF 67 million compared to CHF 238 million in 2002. This exceptionally strong result was achieved despite the negative impact of the Erb Group, a privately held Swiss conglomerate which defaulted in fourth quarter 2003. Our domestic credit portfolio demonstrated strong resilience in a Swiss economic environment which saw an increase in the number of corporate bankruptcies by 13.4% compared to 2002. Measures taken in recent years to improve the quality of our credit portfolio resulted in lower levels of new defaults, and our success in managing the impaired portfolio resulted in a higher than anticipated level of recoveries. Because of the improving economic and political environment in some emerging markets, we released country allowances relating to our correspondent banking business. Outside Switzerland, the global credit environment gradually improved during 2003, especially in the second half of the year, reversing the downward trend observed in the previous two years. Although some concerns regarding sustainability remained, signs pointing to a global economic recovery increased. The Investment Bank experienced net credit loss expense of CHF 4 million, compared to net credit loss recoveries of CHF 126 million in 2002 and credit loss expense of CHF 187 million in 2001. This continued strong performance was the result of minimal exposures to new defaults plus the recovery of country provisions consistent with the more favorable outlook for emerging market economies.
At CHF 17,345 million, net fee and commission income in 2003 was 5% lower than CHF 18,221 million in 2002. The drop was mainly due to the weakening of the US dollar and other major currencies against the Swiss franc. Excluding currency effects, net fee and commission income actually increased, with a record result in our underwriting activities. However, our asset-based revenues suffered from the low market levels in early 2003 and only started to recover in second half. Further, our brokerage revenues only started to rebound as the year progressed, following the gradual rise in market activity levels. Underwriting fees, at their highest level ever, increased 10% from CHF 2,134 million in 2002 to CHF 2,354 million in 2003. Fixed income and equities underwriting revenues increased by 12% and 9%, respectively, compared to a year earlier, reflecting the improved market conditions. Corporate finance fees dropped by 10% to CHF 761 million in 2003 from CHF 848 million in 2002, reflecting lower market activity and a drop in overall size of the global fee pool for mergers and acquisitions, although we were able to again improve our market share. Net brokerage fees dropped 11% to CHF 4,125 million in 2003 from CHF 4,638 million in 2002. The drop reflects the weakening of the US dollar against the Swiss franc as well as lower client activity, which only recovered in the second half of the year as market activity levels started to improve. The result was further impacted by the sale of our Correspondent Service Corporation (CSC) business. Investment fund fees dropped just 3% to CHF 3,895 million in 2003 from CHF 4,033 million in 2002, reflecting lower asset-based fees. This was partially offset by higher revenues due to the expansion of our alternative and quantitative investment business. Custodian fees, at CHF 1,201 million in 2003, were down 8% from CHF 1,302 million in 2002, principally due to lower market values and, consequently, average asset levels. Portfolio and other management and advisory fees, at CHF 3,855 million in 2003, fell 5% from CHF 4,065 million in 2002. They mostly reflected the drop of the US dollar against the Swiss franc as well as declining management fees from the low market levels at the outset of the year. This was partially offset by higher performance fees. At CHF 355 million in 2003, insurance-related and other fees decreased 15% from a year earlier, mainly reflecting the weakening of the US dollar.
Other income was CHF 462 million in 2003 compared with CHF 4 million a year earlier. The increase was mainly due to a drop in private equity impairment charges, as well as higher disposal gains from our private equity investments. This was partially offset by a reduction in divestment gains from other financial investments as well as a decline in gains from disposals of associates and subsidiaries and a fall-off in income from Klinik Hirslanden.

Operating expenses

In 2003, we continued to manage our cost base tightly. Strong cost control measures remained in place and we further streamlined processes and structures across the firm. Total operating expenses fell below their level in 2000. In full-year 2003, they were CHF 25,613 million, down 13% from CHF 29,570 million a year earlier. The drop was influenced by the writedown of the value of the PaineWebber brand in fourth quarter 2002, which resulted in an amortization expense of CHF 1,234 million. Excluding the writedown, expenses declined 10%, with drops recorded in all categories of costs. General and administrative expenses fell 14%, reflecting our continuous cost-cutting initiatives, while personnel expenses dropped by 7%. The weakening of the US dollar against the Swiss franc and last year’s sale of Klinik Hirslanden helped expenses to decline.
Personnel expenses dropped by 7% to CHF 17,231 million in 2003 from CHF 18,524 million in 2002. The drop was mainly due to the weakening of the US dollar against the Swiss franc. Salary expenses fell due to the 5% reduction in head-count over the period. Lower contractor’s expenses and reten-

tion payments accentuated the drop. This was partially offset by higher performance-related compensation expenses that increased in line with our improving revenue, as well as slightly higher contributions to retirement plans. Personnel expenses are managed on a full-year basis with final fixing of annual performance-related payments in fourth quarter. Over the full year, approximately 44% of this year’s personnel expense was paid as bonus or other variable compensation, up from 42% last year.
In full-year 2003, general and administrative expenses, at CHF 6,086 million, were down 14% from CHF 7,072 million a year earlier. Strict cost control in all our businesses led to a drop in nearly all cost categories. The biggest falls were in overall provisions, with major declines in legal and security provisions (the 2002 result included the global charge of CHF 111 million (USD 80 million) related to the US equity research settlement). Administration, IT and telecommunication expenses saw significant drops from our continued cost-saving initiatives, partially offset by slightly higher rent and maintenance expenses as well as professional fees, the latter due to higher project-related costs.
At CHF 1,353 million in 2003, depreciation fell 11% from 1,514 million in 2002, mainly due to lower IT-related charges, as well as the weakening of the US dollar against the Swiss franc.
Amortization of goodwill and other intangible assets decreased from CHF 2,460 million in 2002 to CHF 943 million in 2003. The main reason for the drop was the writedown of the value of the PaineWebber brand name. Excluding that charge, the drop would have been 23%, reflecting the full amortization of some businesses, as well as the strengthening of the Swiss franc against the US dollar.

Tax

We incurred a tax expense of CHF 1,593 million in 2003, up from CHF 676 million in 2002. This corresponded to an effective tax rate of 19.5% in 2003, compared to 2002’s full-year rate of 14.9%. The sale of CSC (in second quarter 2003) increased our effective tax rate for the full year by 1.6%. The particularly low 2002 rate was driven by the substantial tax effect of the writedown of the PaineWebber brand, lower progressive tax rates in Switzerland, the ability to benefit from tax losses in the US and UK and a high proportion of earnings generated in lower tax jurisdictions. The 2003 tax rate was positively influenced by a continued favorable regional profit mix and the successful conclusion of tax audits.

Financial Businesses
Wealth Management & Business Banking

Wealth Management & Business Banking

In 2004, Wealth Management’s pre-tax profit was CHF 3,435 million, a 32% increase from 2003. Strong inflows from most markets resulted in net new money rising to CHF 42.3 billion from CHF 29.7 billion a year earlier. Business Banking Switzerland’s 2004 pre-tax profit fell 5% to CHF 2,045 million, reflecting lower interest income.

Business Group reporting

	For the year ended			% change from

CHF million, except where indicated	31.12.04	31.12.03	31.12.02	31.12.03

Income	12,764	12,044	12,184	6

Adjusted expected credit loss [1]	(33)	(131)	(312)	75

Total operating income	12,731	11,913	11,872	7

Personnel expenses	4,473	4,350	4,338	3

General and administrative expenses	1,706	1,694	1,922	1

Services to/from other business units	862	870	837	(1)

Depreciation	135	170	198	(21)

Amortization of goodwill and other intangible assets	75	75	97	0

Total operating expenses	7,251	7,159	7,392	1

Business Group performance before tax	5,480	4,754	4,480	15

Additional information

Regulatory equity allocated (average)	9,400	8,750	8,600	7

Cost/income ratio (%) [2]	56.8	59.4	60.7

Fair value of employee stock options granted [3]	127	64	92	98

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the Business Groups (see note 2 to the financial statements).   2 Operating expenses/income.  3 For informational purposes only. These pre-tax amounts have not been recorded in the income statement. For details on the fair value calculation, refer to note 32e to the financial statements.

Wealth Management

Business Unit reporting

	For the year ended			% change from

CHF million, except where indicated	31.12.04	31.12.03	31.12.02	31.12.03

Income	7,701	6,797	6,690	13

Adjusted expected credit loss [1]	(8)	(4)	(26)	(100)

Total operating income	7,693	6,793	6,664	13

Personnel expenses	2,080	1,944	1,869	7

General and administrative expenses	642	604	617	6

Services to/from other business units	1,395	1,479	1,475	(6)

Depreciation	66	82	93	(20)

Amortization of goodwill and other intangible assets	75	75	97	0

Total operating expenses	4,258	4,184	4,151	2

Business Unit performance before tax	3,435	2,609	2,513	32

Performance indicators

Invested assets (CHF billion)	778	701	642	11

Net new money (CHF billion) [2]	42.3	29.7	17.7

Gross margin on invested assets (bps) [3]	103	101	97	2

Cost/income ratio (%) [4]	55.3	61.6	62.0

Client advisors (full-time equivalents)	3,744	3,300	3,001	13

International clients

Income	5,429	4,734	4,640	15

Invested assets (CHF billion)	562	491	447	14

Net new money (CHF billion) [2]	40.4	29.7	20.2

Gross margin on invested assets (bps) [3]	102	101	98	1

European wealth management (part of international clients)

Income	437	267	186	64

Invested assets (CHF billion)	82	46	28	78

Net new money (CHF billion) [2]	13.7	10.8	7.6

Client advisors (full-time equivalents)	838	672	551	25

Swiss clients

Income	2,272	2,063	2,050	10

Invested assets (CHF billion)	216	210	195	3

Net new money (CHF billion) [2]	1.9	0.0	(2.5)

Gross margin on invested assets (bps) [3]	106	102	95	4

Additional information	As at or for the year ended			% change from

	31.12.04	31.12.03	31.12.02	31.12.03

Client assets (CHF billion)	972	884	788	10

Regulatory equity allocated (average)	3,150	2,650	2,900	19

Fair value of employee stock options granted [5]	81	37	54	119

Headcount (full-time equivalents)	10,093	9,176	9,399	10

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the Business Groups (see note 2 to the financial statements).  2 Excludes interest and dividend income.  3 Income/average invested assets.  4 Operating expenses/income.  5 For informational purposes only. These pre-tax amounts have not been recorded in the income statement. For details on the fair value calculation, refer to note 32e to the financial statements.

Financial Businesses
Wealth Management & Business Banking

Components of operating income

Wealth Management derives its operating income principally from:
– fees for financial planning and wealth management services;
– fees for investment management services;
– transaction-related fees; and
– net interest income.

Wealth Management’s fees are based on the market value of invested assets and the level of transaction-related activity. As a result, operating income is affected by factors such as fluctuations in invested assets, changes in market conditions, investment performance and inflows and outflows of client funds.

2004

Performance indicators

In 2004, net new money inflows totaled CHF 42.3 billion, up 42% from CHF 29.7 billion in 2003, representing an annual growth rate of 6% of the underlying invested asset base at end-2003. This excellent performance was driven by gains in all geographical areas, especially from Asian clients, and a particularly strong CHF 13.7 billion inflow into our European wealth management business.

Invested assets, at CHF 778 billion on 31 December 2004, were up 11% from CHF 701 billion a year earlier, mainly reflecting the strong inflow of net new money and CHF 22.6 billion in new assets gained from acquisitions we integrated in 2004. Rising equity markets also had a positive impact on asset levels, helping to compensate for the negative effect of the US dol-

lar’s weakening against the Swiss franc. 35% of invested assets were denominated in US dollars at the end of 2004.

The gross margin on invested assets was 103 basis points in 2004, up 2 basis points from 101 basis points a year earlier, as revenues increased more than the average asset base. Overall, recurring income made up 76 basis points of the margin in 2004, up from 71 basis points in 2003. Non-recurring income comprised 27 basis points of the margin in 2004, against 30 basis points in 2003.

The cost/income ratio improved to 55.3% in 2004 from 61.6% a year earlier, reflecting the strong rise in total operating income, which more than offset the gain in performance-related compensation. Goodwill and other intangible asset amortization accounted for 1.0 percentage points of the ratio in 2004 and for 1.1 percentage points in 2003. Pre-goodwill, the ratio decreased by 6.2 percentage points.

European wealth management

Our European wealth management business continued to make significant progress. With a particularly good performance in the UK and Germany, the inflow of net new money in 2004 was CHF 13.7 billion, up 27% from the previous year’s intake of CHF 10.8 billion. The result reflects an annual net new money in-flow rate of 30% of the underlying asset base at year-end 2003.

The level of invested assets was a record CHF 82 billion on 31 December 2004, almost double the CHF 46 billion a year earlier, with the gain reflecting healthy inflows of net new money, and the integration of acquisitions made during the year.

In 2004, income from our European wealth management business was CHF 437 million, up 64% from a year earlier, reflecting our growing asset and client base.

In 2004, the number of client advisors increased by 166, including 144 client advisors who joined us through the various acquisitions made during the year.

Results

In 2004, pre-tax profit, at CHF 3,435 million, was up 32% from 2003. This increase reflects the recovery in major financial markets that started in mid-2003, driving a 13% increase in revenues through higher asset-based fees. Rising interest income, a reflection of the expansion of our margin lending activities, also bolstered revenues. At the same time, our expenses, up 2% in 2004 from 2003, were kept under tight control. Personnel expenses, up 7%, rose at a slower pace than income.

Operating income

Total operating income in 2004 was CHF 7,693 million, up

13% from CHF 6,793 million a year earlier. This was the highest level ever, reflecting a rise in recurring as well as in non-recurring revenues. Recurring income increased 19% on rising asset-based fees, benefiting from gains in asset levels. This was accentuated by higher interest income due to the expansion of our margin lending activities. Non-recurring income rose due to higher brokerage fees, reflecting an increase in client activity levels, which were particularly strong in the first and fourth quarters of the year. These positive effects were somewhat offset by the weakening of the US dollar against the Swiss franc as well as lower divestment gains (in 2003 we sold a stake in Deutsche Börse).

Operating expenses

At CHF 4,258 million, operating expenses in 2004 were up 2% from CHF 4,184 million a year earlier, reflecting higher personnel expenses as well as the ongoing investment in our growth initiatives. Personnel expenses rose 7% to CHF 2,080 million in 2004 compared to CHF 1,944 million a year earlier, reflecting higher performance-related compensation as well as an increase in salaries due to the expansion of our business. General and administrative expenses, at CHF 642 million, were up 6% in 2004 from CHF 604 million due to higher legal and operational provisions, an increase in travel and entertainment expenses as well as a rise in marketing costs. Expenses for services from other business units, at CHF 1,395 million in 2004, were down 6% from CHF 1,479 million the previous year, mainly due to lower charges for insurance and IT services. Depreciation was CHF 66 million in 2004, down 20% from CHF 82 million a year earlier because of lower charges for information technology equipment. Goodwill amortization was CHF 75 million in 2004, unchanged from the previous year.

Financial Businesses
Wealth Management & Business Banking

Headcount

Headcount, at 10,093 on 31 December 2004, increased by 917 from 31 December 2003. One of the major reasons lies in the integration of acquisitions we made last year, which added 379 employees. In 2004, the number of client advisors increased to 3,744, up 13% or 444 advisors from a year earlier.

2003

Performance indicators

In 2003, net new money inflows totaled CHF 29.7 billion, up 68% from CHF 17.7 billion in 2002. The excellent performance was due to strong inflows into our European wealth management business as well as significant inflows from clients in Asia and Eastern Europe.

Invested assets, at CHF 701 billion on 31 December 2003, were up 9% from CHF 642 billion a year earlier, mainly due to the recovery in global equity markets during the second half of the year, as well as the strong inflows of net new money. That more than compensated for the 10% fall in the US dollar against the Swiss franc over 2003, which had a direct impact on the value of Wealth Management’s invested assets, 37% of which were denominated in US dollars at end-2003.
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
The cost/income ratio declined to 61.6% in 2003 from 62.0% a year earlier, reflecting higher non-recurring revenues, more than offsetting the increased costs from rising personnel expenses. Goodwill and other intangible asset amortization accounted for 1.1 percentage points of the ra-
tio in 2003 and for 1.4 percentage points in 2002. Pre-goodwill, the ratio decreased by 0.1 percentage points.

European wealth management

Our European wealth management business continued to make significant progress. After three years of intense effort, the total level of invested assets in Germany, France, the UK, Spain and Italy reached CHF 46 billion.

With a particularly good performance in the UK and Germany, the inflow of net new money in 2003 was CHF 10.8 billion, up 42% from the year-earlier intake of CHF 7.6 billion. The result reflects an annual net new money inflow rate of 39% of the underlying asset base.
The level of invested assets reached a record CHF 46 billion on 31 December 2003, up from CHF 28 billion a year earlier, reflecting healthy inflows of net new money, our acquisition of the French business of Lloyds TSB, and positive markets.
In 2003, income from our European wealth management business was CHF 267 million, up 44% or CHF 81 million from a year earlier, reflecting the growing asset and client base.
The number of client advisors increased by 121 (including 21 client advisors from the French business of Lloyds TSB), bringing the total on 31 December 2003 to 672.

Results

Wealth Management’s 2003 pre-tax profit, at CHF 2,609 million, increased 4% from 2002 on the financial market recovery in the second half of the year, which resulted in higher revenues.

Operating income

Total operating income in 2003 was CHF 6,793 million, up 2% from CHF 6,664 million in 2002. Recurring income decreased 2% on lower asset-based revenues, reflecting the lower average asset base in 2003. Non-recurring income increased 11% on the Deutsche Börse disposal gain and as trading and brokerage revenues went up because of higher client activity levels in the second half of the year.

Operating expenses

At CHF 4,184 million, operating expenses for 2003 were up 1% from CHF 4,151 million a year earlier, reflecting our investments in the European wealth management business and higher personnel expenses. Personnel expenses rose 4% to CHF 1,944 million in 2003 compared to a year earlier, mainly due to higher severance payments as well as slightly higher performance-related compensation. General and administrative expenses in 2003, at CHF 604 million, were down 2% as our ongoing tight management of costs more than offset the investments in our European wealth management business. Expenses for services from other business units remained virtually unchanged at CHF 1,479 million in 2003 compared to CHF 1,475 million in 2002. Depreciation was CHF 82 million in 2003, down 12% from a year earlier because of lower charges for information technology equipment, which is increasingly being leased instead of bought. Goodwill amortization was CHF 75 million in 2003, down 23% from 2002 mainly due to the weakening of the US dollar against the Swiss franc.

Headcount

Headcount, at 9,176 on 31 December 2003, decreased by 223 from 31 December 2002. Although we continued to hire client advisors, we reduced headcount in non-client facing areas as we further streamlined processes and structures. In 2003, the number of client advisors increased to 3,300, up 10% from a year earlier.

Financial Businesses
Wealth Management & Business Banking

Business Banking Switzerland

Business Unit reporting

	For the year ended			% change from

CHF million, except where indicated	31.12.04	31.12.03	31.12.02	31.12.03

Interest income	3,390	3,542	3,677	(4)

Non-interest income	1,673	1,705	1,817	(2)

Income	5,063	5,247	5,494	(4)

Adjusted expected credit loss [1]	(25)	(127)	(286)	80

Total operating income	5,038	5,120	5,208	(2)

Personnel expenses	2,393	2,406	2,469	(1)

General and administrative expenses	1,064	1,090	1,305	(2)

Services to/from other business units	(533)	(609)	(638)	12

Depreciation	69	88	105	(22)

Amortization of goodwill and other intangible assets	0	0	0

Total operating expenses	2,993	2,975	3,241	1

Business Unit performance before tax	2,045	2,145	1,967	(5)

Performance indicators

Invested assets (CHF billion)	140	136	127	3

Net new money (CHF billion) [2]	2.6	2.5	3.7

Cost/income ratio (%) [3]	59.1	56.7	59.0

Non-performing loans/gross loans (%)	2.3	3.2	3.6

Impaired loans/gross loans (%)	3.0	4.6	6.0

Additional information	As at or for the period ended			% change from

	31.12.04	31.12.03	31.12.02	31.12.03

Deferral (included in adjusted expected credit loss)	411	383	240	7

Client assets (CHF billion)	655	622	494	5

Regulatory equity allocated (average)	6,250	6,100	5,700	2

Fair value of employee stock options granted [4]	46	27	38	70

Headcount (full-time equivalents)	15,508	16,181	16,967	(4)

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the Business Groups (see note 2 to the financial statements).  2 Excludes interest and dividend income.  3 Operating expenses/income.  4 For informational purposes only. These pre-tax amounts have not been recorded in the income statement. For details on the fair value calculation, refer to note 32e to the financial statements.

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

2004

Performance indicators

Net new money was CHF 2.6 billion in 2004, slightly higher than the inflow of CHF 2.5 billion in 2003.

Invested assets rose to CHF 140 billion in 2004 from CHF 136 billion a year earlier as positive market developments and net new money inflows were only partially offset by the weakening of the US dollar against the Swiss franc and the transfer of assets to our Wealth Management business. During the course of 2004, we transferred CHF 7 billion in assets from the Business Banking Switzerland unit to the Wealth Management unit, reflecting the increasing needs of clients.
The cost/income ratio was 59.1%, 2.4 percentage points above the ratio of 56.7% in 2003, reflecting falling interest income in the low interest rate environment.

Business Banking Switzerland’s loan portfolio was CHF 137 billion on 31 December 2004, down CHF 2 billion from the previous year. An increase in volumes of private client mortgages was offset by lower credit demand from corporate clients and a further reduction in the recovery portfolio, which fell to CHF 4.4 billion on 31 December 2004 from CHF 6.4 billion a year earlier. This positive development was also reflected in the key credit quality ratios: the non-performing loan ratio improved to 2.3% from 3.2%, while the ratio of impaired loans to gross loans was 3.0% compared to 4.6% in 2003.

Results

Pre-tax profit in 2004 was CHF 2,045 million, only CHF 100 million or 5% lower than the record result achieved in 2003. It was achieved despite a CHF 184 million fall in income, driven mainly by lower interest income. The result shows the continued tight management of our cost base, with lower credit loss expenses reflecting the structural improvement in our loan portfolio in recent years. In 2004, personnel expenses and depreciation reached their lowest levels since the UBS-SBC merger in 1998.

Operating income

Total operating income in 2004 was CHF 5,038 million, down slightly from 2003’s level of CHF 5,120 million. Interest income declined by 4% to CHF 3,390 million in 2004 from CHF 3,542 million in 2003. The decline reflects lower revenues from our reduced recovery portfolio, as well as lower interest margins on savings and cash accounts. This was partially offset by higher private client mortgage volumes. Non-interest income dropped by CHF 32 million to CHF 1,673 million in 2004 from CHF 1,705 million in 2003, reflecting lower client activity levels, partially offset by the gain from the sale of a participation in the Noga Hilton hotel. Adjusted expected credit loss expenses, at CHF 25 million in 2004, decreased by 80% from CHF 127 million in 2003. This fall reflects the deferred benefit of the structural improvement in our loan portfolio in recent years.

Operating expenses

Operating expenses in 2004 were CHF 2,993 million, up 1% from CHF 2,975 million in 2003. Personnel expenses, at CHF 2,393 million, were down 1% from CHF 2,406 million in 2003, as falling salary costs reflected the 4% drop in headcount, partly offset by an increase in performance-related compensation. General and administrative expenses, at CHF 1,064 million in 2004, continued to drop and were 2% lower than the CHF 1,090 million recorded in 2003, reflecting our continuous tight cost controls. Drops were seen mainly in professional fees. Net charges to other business units fell to CHF 533 million in 2004 from CHF 609 million in 2003

Financial Businesses
Wealth Management & Business Banking

because of lower charge-outs for IT services. Depreciation in 2004 dropped to CHF 69 million from CHF 88 million in 2003 due to lower expenses for information technology equipment.

Headcount

Business Banking Switzerland’s headcount was 15,508 on 31 December 2004, a decline of 673 from 31 December 2003, reflecting our continued investment in technology and automation, as well as the ongoing streamlining of processes and structures.

2003

Performance indicators

Net new money was CHF 2.5 billion in 2003 compared with an inflow of CHF 3.7 billion in 2002.

Invested assets rose to CHF 136 billion in 2003 from CHF 127 billion a year earlier as positive market developments and positive inflows of net new money were only partially offset by the weakening of the US dollar against the Swiss franc.
In 2003, the cost/income ratio was 56.7%, 2.3 percentage points below the ratio of 59.0% in 2002, reflecting lower total operating expenses.
Business Banking Switzerland’s loan portfolio was CHF 139 billion on 31 December 2003, unchanged from a year earlier. An increase in volumes of private client mortgages was offset by declining volumes in the corporate clients area and a further reduction in the recovery portfolio, which fell to CHF 6.4 billion on 31 December 2003 from CHF 8.6 billion a year earlier. This positive development was also reflected in the key credit quality ratios: the non-performing loan ratio improved to 3.2% from 3.6%, while the ratio of impaired loans to gross loans was 4.6% compared with 6.0% in 2002.

Results

Pre-tax profit in 2003 was CHF 2,145 million, up 9% from 2002. The result was achieved despite slightly lower revenues in difficult market conditions. This performance is also evidence of the continued tight management of our cost base, and lower credit loss expenses reflecting the deferred benefit of the structural improvement in our loan portfolio in recent years.

Operating income

Operating income was CHF 5,120 million in 2003, down slightly from 2002’s level of CHF 5,208 million. Interest income declined by 4% to CHF 3,542 million in 2003 from CHF 3,677 million in 2002. The decline reflects lower interest margins on savings and cash accounts as well as lower revenues from our reduced recovery portfolio. This was partially offset by higher mortgage and saving account volumes. Non-interest income dropped by CHF 112 million to CHF 1,705 million in 2003 from CHF 1,817 million in 2002, reflecting the difficult market environment at the beginning of the year. This was partially offset by lower adjusted expected credit loss expenses, which fell to CHF 127 million in 2003, down 56% from CHF 286 million in 2002.

Operating expenses

Operating expenses in 2003 were CHF 2,975 million, down 8% from CHF 3,241 million in 2002. Personnel expenses, at CHF 2,406 million, were down 3% from CHF 2,469 million in 2002, mainly due to lower salary costs reflecting the 5% drop in headcount. General and administrative expenses, at CHF 1,090 million in 2003, continued to drop and were 16% lower than the CHF 1,305 million recorded in 2002. This reflects our continuous efforts to control our costs tightly. Net charges to other business units dropped to CHF 609 million in 2003 from CHF 638 million in 2002 due to lower charge-outs to other business units. Depreciation for 2003 dropped to CHF 88 million from CHF 105 million in 2002 as information technology equipment is increasingly being leased instead of bought.

Headcount

Business Banking Switzerland’s headcount was 16,181 on 31 December 2003, a decline of 786 from 31 December 2002, reflecting our continued investment in technology and automation, as well as the ongoing streamlining of processes and structures.

Financial Businesses
Global Asset Management

Global Asset Management

Pre-tax profit was CHF 544 million, an increase of 64% from the 2003 pre-tax profit of CHF 332 million. The increase was driven by higher operating income, which rose 16%, reflecting strong net new money inflows, a continuing change in asset mix towards higher-margin products, and a rise in market valuations resulting in increased asset levels and revenues.

Business Group reporting

	For the year ended			% change from

CHF million, except where indicated	31.12.04	31.12.03	31.12.02	31.12.03

Institutional fees	1,085	922	865	18

Wholesale intermediary fees	937	815	790	15

Total operating income	2,022	1,737	1,655	16

Personnel expenses	901	806	763	12

General and administrative expenses	299	265	301	13

Services to/from other business units	126	156	164	(19)

Depreciation	23	25	22	(8)

Amortization of goodwill and other intangible assets	129	153	186	(16)

Total operating expenses	1,478	1,405	1,436	5

Business Group performance before tax	544	332	219	64

Performance indicators

Cost/income ratio (%) [1]	73.1	80.9	86.8

Institutional

Invested assets (CHF billion)	344	313	274	10

of which: money market funds	17	14	19	21

Net new money (CHF billion) [2]	23.7	12.7	(1.4)

of which: money market funds	(1.2)	(5.0)	(1.8)

Gross margin on invested assets (bps) [3]	32	32	29	0

1 Operating expenses/operating income.  2 Excludes interest and dividend income.  3 Operating income/average invested assets.

Financial Businesses
Global Asset Management

Global Asset Management (continued)

Wholesale intermediary	As at or for the year ended			% change from

	31.12.04	31.12.03	31.12.02	31.12.03

Invested assets (CHF billion)	257	261	259	(2)

of which: money market funds	64	87	106	(26)

Net new money (CHF billion) [1]	(4.5)	(5.0)	(6.3)

of which: money market funds	(20.6)	(23.0)	(6.9)

Gross margin on invested assets (bps) [2]	36	31	27	16

Additional information	As at or for the year ended			% change from

	31.12.04	31.12.03	31.12.02	31.12.03

Client assets (CHF billion)	601	574	533	5

Regulatory equity allocated (average)	950	1,000	1,100	(5)

Fair value of employee stock options granted [3]	43	41	43	5

Headcount (full-time equivalents)	2,665	2,627	2,668	1

1 Excludes interest and dividend income.  2 Operating income / average invested assets.  3 For informational purposes only. These pre-tax amounts have not been recorded in the Income statement.
For details on the fair value calculation, refer to note 32e to the financial statements.

Components of operating income

Global Asset Management generates its revenue from the asset management and fund administration services it provides to financial intermediaries and institutional investors. Fees charged to institutional clients and wholesale intermediary clients are based on the market value of invested assets and on successful investment performance. As a result, revenues are affected by changes in market and currency valuation levels, as well as flows of client funds, and relative investment performance.

2004

Performance indicators

For 2004, the cost/income ratio was 73.1%, a strong improvement of of 7.8 percentage points from 2003. This was a result of improving operating income combined with modest cost growth. Higher market valuations coupled with strong net new money inflows resulted in increased invested asset levels and, subsequently, higher asset-based fees. The continuing change in asset-mix towards higher-margin products increased operating income and overall profitability. Goodwill and other intangible asset amortization accounted for 6.4 per-

centage points of the ratio in 2004 and for 8.8 percentage points in 2003. Pre-goodwill, the ratio dropped by 5.4 percentage points.

Institutional

Institutional invested assets were CHF 344 billion on 31 December 2004 – at their highest level since 2000, and up 10% from CHF 313 billion on 31 December 2003, reflecting both strong net new money and rising financial markets. This increase was partly offset by the weakening of the US dollar against the Swiss franc.
For full-year 2004, net new money inflows were CHF 23.7 billion, up significantly from the CHF 12.7 billion recorded in

2003. Alternative and quantitative investments, equity and fixed income mandates experienced strong inflows, partially offset by outflows from asset allocation mandates and money market funds.

The gross margin for full-year 2004 was 32 basis points, on a par with full-year 2003.

Wholesale intermediary

Invested assets were CHF 257 billion on 31 December 2004, down by CHF 4 billion from 31 December 2003. For full-year 2004, the net new money outflow was CHF 4.5 billion compared with a CHF 5.0 billion outflow in 2003.

The money market outflow in 2004 was CHF 20.6 billion. This was partly offset by positive inflows of CHF 16.1 billion, recorded mainly in fixed income mandates (inflow of CHF 7.7 billion) and to a lesser extent in asset allocation and equity funds.

The 2004 gross margin was 36 basis points, up by 5 basis points from a year earlier, reflecting the significant improvement of wholesale intermediary fees as a result of the continuing shift to higher-margin products.

Money market sweep accounts

Some of the money market fund assets managed by our US wholesale intermediary business represent the cash portion of private client accounts. Before launching UBS Bank USA in 2003, the cash balances of private clients in the US were swept into our money market funds. Since the bank’s launch, those cash proceeds have been automatically redirected into its FDIC-insured deposit accounts. Although there was no one time bulk transfer of client money market assets to the bank, the funds invested in our sweep accounts are being used to complete client transactions and will therefore gradually deplete over time. Such funds are a low-fee component of invested assets. Full-year money market outflows in our US wholesale intermediary business were CHF 13.6 billion, of which approximately CHF 11 billion related to UBS Bank USA.

Financial Businesses
Global Asset Management

We do not expect further major outflows from our money market funds into UBS Bank USA in 2005.

Investment capabilities and performance

Financial markets experienced greater volatility in 2004 than in the previous year due to rising oil prices and continued geopolitical instability. Still, equity markets made progress, with strong gains during fourth quarter. Most of our actively managed global and regional equity strategies outperformed their benchmarks, with particularly strong performances in European and US asset classes. The Global Equity composite performed marginally below benchmark (after fees) for the year.

Bond markets in the major industrialized countries were surprisingly resilient in 2004, posting solid returns. European bonds were the best performers as investors saw the surge in oil prices as a potential drag on economic growth rather than raising inflationary expectations. A positive economic environment supported corporate bonds and drove spreads to very narrow levels. Overall, our active interest rate strategies continued to outperform their benchmarks, particularly in the US; however, our Global Bond composite performed just below its benchmark (after fees) in 2004.
Asset allocation portfolios outperformed their benchmarks by significant amounts, with market allocation providing much of the added value. Stock selection was positive in US and emerging equities and US bonds. Longer-term returns against benchmarks remain positive.
In alternative and quantitative investments, performance was generally positive in 2004. All key equity-oriented strategies recorded positive returns, while a difficult macroeconomic environment contributed to slightly negative returns for our core “macro” trading strategy. Despite ongoing political and economic uncertainty, the multi-manager teams were able to generate positive returns from most strategies. Overall, funds of hedge funds performance was positive, buoyed by strong fourth quarter performance.
Real estate portfolios in the US, UK and Japan continued to perform strongly during 2004. In publicly traded real estate equities, excellent performance was achieved, with assets doubling in Europe due to a combination of inflows and performance.

Results

We reported a very strong full-year result in 2004. Pre-tax profit was CHF 544 million, an increase of 64% from the 2003 pre-tax profit of CHF 332 million. The increase was driven by higher operating income, which rose 16%, reflecting strong net new money inflows, a continuing change in asset mix towards higher-margin products, and a rise in market valuations resulting in increased asset levels and revenues. This was only partially offset by a slight rise in operating expenses, mainly due to higher incentive-based compensation as a result of the higher revenues.

Operating income

In full-year 2004, operating income was CHF 2,022 million, up 16% from CHF 1,737 million a year earlier. The increase reflects higher financial market valuations and strong inflows into alternative and quantitative investments, and equities and fixed income mandates, resulting in higher invested asset levels and, consequently, higher asset-based revenues. Performance-related fees, especially in alternative and quantitative investments, remained at the strong levels seen in 2003. Institutional revenues increased to CHF 1,085 million in full-year 2004 from CHF 922 million in 2003, driven by both the improved market environment and strong asset inflows. Wholesale intermediary revenues rose to CHF 937 million in 2004 from CHF 815 million in 2003, reflecting higher market valuations and an improvement in the asset mix – as low-margin money market outflows were mostly offset by inflows into higher-margin products.

Operating expenses

In 2004, operating expenses increased to CHF 1,478 million from CHF 1,405 million in 2003, primarily due to higher incentive-based compensation as a result of increased profitability. Personnel expenses were CHF 901 million in 2004, 12% above 2003. General and administrative expenses increased by 13% to CHF 299 million in 2004 from CHF 265 million in

Annualized

Composite	1 year	3 years	5 years	10 years

Global Equity Composite vs. MSCI World Equity (Free) Index	–	–	+	+

Global Bond Composite vs. Citigroup World Government Bond Index	–	+	+	+

Global Securities Composite vs. Global Securities Markets Index	+	+	+	+

(+) above benchmark; (-) under benchmark. All after fees.

2003. This increase was mainly due to a restructuring provision in our business in the Americas booked in third quarter 2004 and the damage caused by Hurricane Ivan in the Cayman Islands. Travel and entertainment costs, IT expenses and professional fees increased year-on-year. Net charges from other business units decreased by CHF 30 million to CHF 126 million in 2004 from CHF 156 million in 2003, partly due to higher charge-outs to the wealth management businesses reflecting the increase in the distribution of alternative investment products. Over the same period, depreciation remained virtually unchanged at CHF 23 million, down by only CHF 2 million. Amortization of goodwill decreased to CHF 129 million in 2004 from CHF 153 million a year earlier, due to the full amortization of the goodwill of some businesses and the US dollar’s decline against the Swiss franc.

Headcount

Headcount was 2,665 on 31 December 2004, up by 38 from 2,627 on 31 December 2003. The increase of 1% is mainly attributable to our expansion of the European real estate business as well as our growing businesses in alternative and quantitative investments and fund services.

2003

Performance indicators

For 2003, the cost/income ratio was 80.9%, a significant improvement of 5.9 percentage points from 2002. This was a result of improving operating income and operating expenses. The recovery in equity markets experienced in the second half of 2003 resulted in higher invested asset levels and, consequently, higher asset-based revenues. Strong inflows of net new money (excluding lower fee money market funds), combined with improved investment performance, especially in the alternative and quantitative platform, helped revenues to rise. These developments were supported by ongoing cost control initiatives that drove operating expenses down by 2%. Goodwill and other intangible asset amortization accounted for 8.8 percentage points of the ratio in 2003 and for 11.3 percentage points in 2002. Pre-goodwill, the ratio dropped by 3.4 percentage points.

Institutional

Institutional invested assets totaled CHF 313 billion on 31 December 2003, up 14% from CHF 274 billion on 31 December 2002, reflecting the strong market development in the second half of 2003 and strong inflows of net new money. The increase was partly offset by the weakening of major currencies against the Swiss franc.
For full-year 2003, net new money inflows were CHF 12.7 billion, up significantly from the outflows of CHF 1.4 billion recorded in 2002. Equity mandates and alternative and quantitative investments experienced strong inflows, partially offset by outflows from asset allocation mandates and money market funds.
The full-year 2003 gross margin was 32 basis points, up from 29 basis points in 2002, reflecting higher performance fees and an improving asset mix.

Wholesale intermediary

Invested assets were CHF 261 billion on 31 December 2003, up by CHF 2 billion from 31 December 2002. The impact of adverse currency movements and the launch of UBS Bank USA, which prompted outflows from money market funds, nearly offset the positive effect from rising financial markets.
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

Results

Global Asset Management reported a pre-tax profit of CHF 332 million in 2003, an increase of 52% from 2002’s pre-tax profit of CHF 219 million. The recovery in the second half of 2003 in equity market valuations, coupled with strong inflows into alternative investments, equities and fixed income mandates, resulted in higher invested asset levels and, consequently, increased asset-based revenues. Performance-related fees, especially in the alternative and quantitative business, showed significant improvement over 2002. Ongoing cost control initiatives that systematically reduced operating expenses contributed significantly to improved profitability. Lower IT and premises costs prompted general and administrative expenses to decline. Amortization ex-

Financial Businesses
Global Asset Management

penses fell as the goodwill of some assets became fully amortized. These developments were partially offset by higher incentive-based compensation resulting from the increase in operating income.

Operating income

In full-year 2003, operating income was CHF 1,737 million, up 5% from CHF 1,655 million a year earlier. It reflected the recovery in equity market valuations in second half 2003, coupled with strong inflows into alternative investments, equities and fixed income mandates, resulting in higher invested asset levels and consequently higher asset-based revenues. Performance-related fees, especially in the alternative and quantitative business, showed significant improvement over 2002. Institutional revenues increased to CHF 922 million in full-year 2003 from CHF 865 million in 2002, driven by both the improved market environment and strong asset inflows, especially in the alternative and quantitative business. For full-year 2003, Wholesale intermediary revenues, at CHF 815 million, increased from CHF 790 million in 2002, reflecting the recovery in the equity markets and an improvement in the asset mix, both of which had a positive impact on our asset-based revenues.

Operating expenses

For full-year 2003, operating expenses declined to CHF 1,405 million from CHF 1,436 million in 2002, primarily due to cost-saving initiatives and lower goodwill amortization. Personnel expenses were CHF 806 million in 2003, 6% above 2002, due to higher incentive-based compensation reflecting improved revenues. General and administrative expenses fell to CHF 265 million in 2003 from CHF 301 million in 2002. The decrease is a result of ongoing cost-saving initiatives, resulting in a significant reduction of IT and premises expenses. These savings were partly offset by non-recurring operational provisions. Charges from other business units decreased by CHF 8 million to CHF 156 million in 2003. Depreciation, at CHF 25 million, increased by CHF 3 million from 2002. Amortization of goodwill decreased to CHF 153 million in 2003 from CHF 186 million a year earlier. The drop was due both to the full amortization of the goodwill of some businesses and to the US dollar’s drop against the Swiss franc.

Headcount

Headcount was 2,627 on 31 December 2003, down by 41 from 2,668 on 31 December 2002. The decrease of 2% primarily reflects cost-saving efforts in the traditional investments business.

Financial Businesses
Investment Bank

Investment Bank

In 2004, the Investment Bank’s pre-tax profit was CHF 4,540 million, up 18% from a year earlier. Results were driven by strong performances across all businesses and fueled by a pick-up in market activity.

Business Group reporting

	For the year ended			% change from

CHF million, except where indicated	31.12.04	31.12.03	31.12.02	31.12.03

Investment banking	1,909	1,703	1,915	12

Equities	5,906	4,875	5,608	21

Fixed income, rates and currencies	7,912	7,490	6,498	6

Private equity	257	(77)	(1,602)

Income	15,984	13,991	12,419	14

Adjusted expected credit loss [1]	(7)	(55)	(90)	87

Total operating income	15,977	13,936	12,329	15

Personnel expenses	8,156	7,303	7,815	12

General and administrative expenses	2,535	2,074	2,359	22

Services to/from other business units	219	180	140	22

Depreciation	239	246	320	(3)

Amortization of goodwill and other intangible assets	288	278	364	4

Total operating expenses	11,437	10,081	10,998	13

Business Group performance before tax	4,540	3,855	1,331	18

Performance indicators

Compensation ratio (%) [2]	51	52	63

Cost/income ratio (%) [3]	71.6	72.1	88.6

Non-performing loans/gross loans (%)	0.6	0.8	1.5

Impaired loans/gross loans (%)	0.8	1.4	2.5

Average VaR (10-day 99%)	358.0	294.8		21

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the Business Groups (see note 2 to the financial statements).  2 Personnel expenses/income.  3 Operating expenses/income.

Financial Businesses
Investment Bank

Investment Bank (continued)

Private equity	As at or for the year ended			% change from

	31.12.04	31.12.03	31.12.02	31.12.03

Value creation (CHF billion)	0.6	(0.3)	(1.4)

Investment (CHF billion) [1]	1.9	2.3	3.1	(17)

Portfolio fair value (CHF billion)	2.7	2.9	3.8	(7)

Additional information	As at or for the year ended			% change from

	31.12.04	31.12.03	31.12.02	31.12.03

Deferral (included in adjusted expected credit loss)	85	29	8	193

Client assets (CHF billion)	147	143	133	3

Regulatory equity allocated (average)	14,100	12,700	13,100	11

Fair value of employee stock options granted [2]	258	391	582	(34)

Headcount (full-time equivalents)	16,568	15,277	15,791	8

1 Historical cost of investments made, less divestments and impairments.  2 For informational purposes only. These pre-tax amounts have not been recorded in the income statement. For details on the fair value calculation, refer to note 32e to the financial statements.

Components of operating income

The Investment Bank generates operating income from:
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

2004

Performance indicators

The cost/income ratio improved to 71.6% in 2004 from 72.1% a year earlier. It reflected a strong revenue performance in all businesses. Goodwill and other intangible asset amortization accounted for 1.8 percentage points of the ratio in 2004 and for 2.0 percentage points in 2003. Pre-goodwill, the ratio dropped by 0.3 percentage points.

Our compensation ratio in 2004 was 51%, down from 52% in 2003, reflecting the completion of our aggressive investment banking hiring program. Payout levels are driven by the revenue mix across business areas and are managed in line with market levels.

Total loans were CHF 69 billion on 31 December 2004, up 25% from CHF 55 billion a year earlier, reflecting our strengthened business franchise. Continued successful recovery efforts led the ratio of impaired loans to total loans to fall to 0.8% at the end of 2004 from 1.4% on 31 December 2003. The non-performing loans to total loans ratio fell to 0.6% from 0.8% in the same period.
The level of our private equity investments stood at CHF

1.9 billion on 31 December 2004, a decline of 17% from CHF 2.3 billion on 31 December 2003, reflecting writedowns and successful divestments. Unfunded commitments fell by 47% to CHF 0.8 billion on 31 December 2004 from CHF 1.5 billion a year ago. The fair value of the portfolio on 31 December 2004 was CHF 2.7 billion, down from CHF 2.9 billion on 31 December 2003, driven by exits and revaluations.

Results

Pre-tax profit was CHF 4,540 million in 2004, up 18% from a year earlier and at its highest level since 2000. Our result was achieved despite the significant weakening of the US dollar against the Swiss franc and reflects revenue growth across all our businesses. In particular, our fixed income, rates and cur-

rencies business posted a record result, up 6% from 2003, while the equities business reported a 21% increase in revenues on the strong improvement in market conditions. Private equity also contributed to our result, recording revenues of CHF 257 million, a significant improvement. At the same time, costs increased as our businesses continued to expand, with specific operational provisions also a factor.

Operating income

Total operating income in 2004 was CHF 15,977 million, up 15% from CHF 13,936 million a year earlier, reflecting strong improvements in all businesses.
Equities revenues, at CHF 5,906 million in 2004, were up 21% from CHF 4,875 million in 2003. Growth in revenues occurred around the globe, but was particularly strong in the US and Europe. Significant increases were seen in secondary cash commissions and proprietary trading revenues. Prime brokerage saw an impressive revenue gain following the acquisition of ABN Amro’s prime brokerage business in the US.
Fixed income, rates and currencies revenues were CHF 7,912 million, up 6% from CHF 7,490 million a year earlier. Strong gains were seen in the rates business, mainly due to the structured LIBOR and mortgage businesses. Fixed income was driven by credit derivatives, emerging markets and global syndicated finance businesses, foreign exchange and cash and collateral trading. The positive result was slightly offset by negative revenues of CHF 62 million relating to Credit Default Swaps (CDSs) hedging existing credit exposure in the loan book – significantly lower than 2003’s negative revenues of CHF 678 million.
Investment banking revenues, at CHF 1,909 million in 2004, increased 12% from CHF 1,703 million a year earlier. Excluding currency fluctuations and hedging costs, revenues were up 32%, reflecting improving corporate activity levels. It was a record year for our global advisory business, with double-digit growth seen in Europe, the US and Asia. According to a Dealogic survey1, we ranked fifth for investment banking fees in 2004 with a market share of 5.3%, up from sixth and a market share of 5.0% a year earlier.
Private equity also contributed to our result, recording revenues of CHF 257 million in 2004, a significant improvement compared to the negative revenues of CHF 77 million a year earlier, as market conditions allowed for successful divestments and lower writedowns.

Operating expenses

Higher personnel costs and general and administrative expenses prompted total operating expenses in 2004 to rise to CHF 11,437 million, a 13% increase from CHF 10,081 million a year earlier. Personnel expenses, at CHF 8,156 million in 2004, increased 12% from a year earlier, reflecting higher performance-related compensation which rose due to higher rev-

1 Financial Times, 26 January 2005. Table: Global fee ranking 2004

Financial Businesses
Investment Bank

enues, as well as an increase in salaries reflecting the 8% additional headcount. General and administrative expenses were CHF 2,535 million in 2004, up 22% from 2003’s CHF 2,074 million. The increase reflected higher operational provisions, rising professional fees and raised IT spending. This was partially offset by a drop in administration and occupancy expenses. Services from other business units increased to CHF 219 million in 2004 from CHF 180 million in 2003. Depreciation eased 3% to CHF 239 million in 2004 from CHF 246 million in 2003 on a decline in writeoffs. Amortization of goodwill and other intangibles, at CHF 288 million in 2004, was up 4% from CHF 278 million a year earlier, reflecting the ABN Amro acquisition.

Headcount

Headcount, at 16,568 on 31 December 2004, was up 8% from a year earlier. Staffing increases were driven by continued business expansion and included the impact of integrating personnel from the Charles Schwab Capital Markets division and the hiring of additional operational risk management and compliance staff.

2003

Performance indicators

The cost/income ratio decreased to 72.1% in 2003 from 88.6% in 2002. The fall reflects an increase in revenues, driven by our fixed income, rates and currencies business and our private equity business, set against the drop in operating expenses, which reflected our disciplined cost control. Both revenues and expenses were affected by the weakening of major currencies, mainly the US dollar, against the Swiss franc. Goodwill and other intangible asset amortization accounted for 2.0 percentage points of the ratio in 2003 and for 3.0 percentage points in 2002. Pre-goodwill, the ratio dropped by 15.5 percentage points.

Our compensation ratio in 2003 was 52%, down from 63% in 2002. The payout levels of annual performance-related payments are driven by the revenue mix across business areas and are managed in line with market levels.
Total loans were CHF 55 billion on 31 December 2003, down 11% from CHF 62 billion a year earlier, mainly due to the drop in the US dollar against the Swiss franc. Continued successful recovery efforts led the ratio of impaired loans to total loans to fall from 2.5% on 31 December 2002 to 1.4% at the end of 2003. The non-performing loans to total loans ratio declined from 1.5% to 0.8% in the same period.
The level of our private equity investments was CHF 2.3 billion on 31 December 2003, down from CHF 3.1 billion a year earlier. The decrease was mainly due to successful divestments alongside further writedowns. The decline in the level of investments was accentuated by exchange rate movements. Driven by exits and revaluations, the fair value of the portfolio decreased to CHF 2.9 billion on 31 December 2003 from

Shift to industrial holdings

From first quarter 2005, our private equity investments will be reported within the Industrial Holdings segment. This matches our strategy of de-emphasizing and reducing exposure to this asset class while capitalizing on orderly exit opportunities when they arise. Current management will continue to look after the portfolio.

CHF 3.8 billion a year earlier. Unfunded commitments continued to fall, totaling CHF 1.5 billion at end-2003, down from CHF 2.1 billion a year earlier.

Results

Pre-tax profit was CHF 3,855 million in full-year 2003, up 190% from a year earlier. This result was achieved despite the weakening of the US dollar against the Swiss franc and reflects strong performances in all our businesses. In particular, the private equity business showed a marked improvement of CHF 1.5 billion, reflecting lower levels of writedowns and a number of successful exits. Writedowns in 2003 totaled CHF 353 million, compared to CHF 1.7 billion in 2002. This was accentuated by a strong result in our fixed income, rates and currencies business, gaining 15% from 2002, reflecting the breadth of our capabilities and our expanding franchise. At the same time, costs were tightly controlled. Both personnel expenses and general and administrative expenses fell because of currency fluctuations. Excluding the impact of currency movements, personnel expenses rose in 2003, reflecting improved revenues, while general and administrative expenses remained largely unchanged from 2002.

Operating income

Full-year 2003 total operating income was CHF 13,936 million, up 13% from CHF 12,329 million in 2002. Investment banking revenues, at CHF 1,703 million in 2003, dropped 11% from CHF 1,915 million a year earlier. Excluding the currency impact, revenues actually rose, reflecting the expansion of our capabilities. Equities revenues in full-year 2003 also reflected negative currency impacts, falling to CHF 4,875 million from CHF 5,608 million in 2002. Excluding currency fluctuations, equity results improved, reflecting strong performances in the equity finance, proprietary and primary businesses. In full-year 2003, the fixed income, rates and currencies business posted an excellent result. Revenues, at CHF 7,490 million in 2003, were up 15% from CHF 6,498 million in 2002. Revenues increased in all businesses, but the gains were particularly strong in fixed income, principal finance, mortgages and foreign exchange. The positive result was somewhat offset by negative revenues of CHF 678 million relating to Credit Default Swaps (CDSs) hedging existing credit exposure in the loan book. Private equity income for 2003 was negative CHF 77 million, compared to negative CHF 1,602 million in 2002. The significant improvement in performance was primarily driven by a sharp fall in investment writedowns.

Operating expenses

Total operating expenses dropped 8% to CHF 10,081 million in 2003, mainly reflecting the weakening of the US dollar against the Swiss franc, although our continued tight management of costs helped. Personnel expenses in 2003, at CHF 7,303 million, fell 7% from 2002. Excluding currency fluctuations, personnel expenses rose, reflecting higher performance-related compensation, which increased along with revenues, and higher severance expenses. Full-year general and administrative expenses were CHF 2,074 million in 2003, down 12% from 2002’s CHF 2,359 million. Excluding the effect of currencies, expenses rose slightly, reflecting provisions for vacant space, higher professional fees in all businesses and an increase in administration expenses. Services from other business units increased to CHF 180 million in 2003 from CHF 140 million in 2002. Depreciation declined 23% to CHF 246 million in 2003 from CHF 320 million in 2002. The decrease is mainly due to lower depreciation on workstations, servers and other equipment. Amortization of goodwill and other intangibles, at CHF 278 million in 2003, fell 24% from CHF 364 million a year earlier, reflecting the full amortization of the goodwill of various businesses in 2003.

Headcount

Headcount, at 15,277 on 31 December 2003, fell 3% from a year earlier. The drop reflects ongoing, regular reviews of our cost structure and staffing needs, taking into account productivity gains and the automation of services. That was partially offset by the acquisition of ABN Amro’s prime brokerage business and continued investment in specific areas, including our US investment banking and fixed income, rates and currencies businesses.

Financial Businesses
Wealth Management USA

Wealth Management USA

In 2004, Wealth Management USA reported a pre-tax gain of CHF 179 million compared to a loss of CHF 5 million in 2003. In US dollar terms, operational performance excluding acquisition costs was the best since PaineWebber became part of UBS, reflecting record recurring fees and increased net interest revenue.

Business Group reporting

	For the year ended			% change from

CHF million, except where indicated	31.12.04	31.12.03	31.12.02	31.12.03

Private client revenues	4,906	4,959 [1]	5,471	(1)

Municipal finance revenues	372	462	480	(19)

Net goodwill funding	(180)	(231)	(390)	22

Income	5,098	5,190	5,561	(2)

Adjusted expected credit loss [2]	(5)	(8)	(13)	38

Total operating income	5,093	5,182	5,548	(2)

Personnel expenses [3]	3,437	3,627	4,158	(5)

General and administrative expenses	800	719	926	11

Services to/from other business units	302	433	492	(30)

Depreciation	71	72	81	(1)

Amortization of goodwill and other intangible assets	304	336	1,691 [4]	(10)

Total operating expenses	4,914	5,187	7,348	(5)

Business Group performance before tax	179	(5)	(1,800)

Additional information	For the year ended			% change from

CHF million, except where indicated	31.12.04	31.12.03	31.12.02	31.12.03

Net goodwill funding [5]	180	231	390	(22)

Retention payments	99	263	351	(62)

Amortization of goodwill and other intangible assets	304	336	457	(10)

Total acquisition costs	583	830	1,198	(30)

1 Includes gain on disposal of Correspondent Services Corporation of CHF 161 million.  2 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the Business Groups (see note 2 to the financial statements).  3 Includes retention payments in respect of the PaineWebber acquisition. There have been no further retention payments after second quarter 2004.  4 Includes writedown of PaineWebber brand name of CHF 1,234 million.  5 Goodwill and intangible asset-related funding, net of risk-free return on the corresponding equity allocated.

Wealth Management USA (continued)

Performance indicators	As at or for the year ended			% change from

	31.12.04	31.12.03	31.12.02	31.12.03

Invested assets (CHF billion)	639	634	584	1

Net new money (CHF billion) [1]	17.1	21.1	18.5

Interest and dividend income (CHF billion) [2]	16.0	15.8	17.9	1

Gross margin on invested assets (bps) [3]	79	86	82	(8)

Cost/income ratio (%) [4]	96.4	99.9	132.1

Recurring fees [5]	2,057	1,927	2,199	7

Financial advisor productivity (CHF thousand) [6]	655	597	639	13

Additional information	As at or for the year ended			% change from

	31.12.04	31.12.03	31.12.02	31.12.03

Client assets (CHF billion)	679	690	650	(2)

Regulatory equity allocated (average)	5,100	5,700	7,450	(11)

Fair value of employee stock options granted [7]	101	62	73	63

Headcount (full-time equivalents)	17,388	17,435	19,029	0

Financial advisors (full-time equivalents)	7,519	7,766	8,857	(3)

1 Excludes interest and dividend income.  2 For purposes of comparison with US peers.  3 Income/average invested assets.  4 Operating expenses/income.  5 Asset-based fees for portfolio management and fund distribution, account-based and advisory fees.  6 Private client revenues/average number of financial advisors.  7 For informational purposes only. These pre-tax amounts have not been recorded in the income statement. For details on the fair value calculation, refer to note 32e to the financial statements.

Components of operating income

Wealth Management USA principally derives its operating income from:
– fees for financial planning and wealth management services;
– fees for discretionary management services;
– transaction-related fees; and
– interest income from client loans.

These fees are based on the market value of invested assets, the level of transaction-related activity and the size of the loan book. As a result, operating income is affected by such factors as fluctuations in invested assets, changes in market conditions, investment performance, inflows and outflows of client funds, and investor activity levels.

Financial Businesses
Wealth Management USA

2004

Performance indicators

Wealth Management USA had CHF 639 billion in invested assets on 31 December 2004, up 1% from CHF 634 billion on 31 December 2003. The increase was due to inflows of net new money and the effects of market appreciation, partly offset by the weakening of the US dollar against the Swiss franc. In US dollar terms, invested assets were 10% higher on 31 December 2004 than they were on the same date in 2003.

We continue to report strong inflows of net new money compared to peers. In 2004, inflows were CHF 17.1 billion, CHF 4 billion lower than the CHF 21.1 billion reported in 2003. Including interest and dividends, net new money in 2004 was CHF 33.1 billion, lower than the CHF 36.9 billion reported in 2003. The decline in net new money mainly occurred in a slow first half-year, when investor confidence lagged.

The gross margin on invested assets was 79 basis points in 2004, down from 86 basis points in 2003. The increase in average invested asset levels outpaced the gain in revenues as higher private client revenues were mostly offset by lower municipal finance revenues. The gain from the sale of the CSC business helped the margin in 2003 by 3 basis points, whereas goodwill funding lowered the margin by 4 basis points in 2003 and by 3 basis points in 2004.

The cost/income ratio was 96.4% for 2004, compared to 99.9% in 2003. The improvement in the cost/income ratio reflects our continuous cost control as well as the excellent performance of our core private clients business. Excluding acquisition costs (net goodwill funding, retention payments, amortization of goodwill and other intangible assets) and the sale of our CSC business in 2002, the ratio decreased by 1.7 percentage points.

In 2004, recurring fees were CHF 2,057 million, up 7% from CHF 1,927 million a year earlier. Excluding the impact of currency fluctuations, recurring fees were up 15% in 2004 from 2003, mainly due to higher levels of managed account fees on a record level of invested assets in US dollar terms.

Flows into managed account products were USD 12.4 billion in full-year 2004, comparing favorably to the USD 10.2 billion flow for full-year 2003. Recurring fees combined with the net interest income, principally from our lending business, now represent around half of our total revenues.

Productivity per advisor increased in 2004 to CHF 655,000 from CHF 597,000 in 2003 as a lower number of financial advisors were able to produce roughly the same revenues as a year earlier. The number of financial advisors decreased to 7,519 in 2004 from 7,766 a year earlier due to attrition among less productive financial advisors. In the second half of 2003, we resumed our trainee program and we continued to recruit financial advisors throughout 2004, with our focus primarily on talented and highly productive advisors. As a result, we expect renewed growth in our advisor force.

Results

In 2004, we reported a pre-tax gain of CHF 179 million compared to a loss of CHF 5 million in 2003. The 2003 results include a pre-tax gain of CHF 161 million from the sale of Correspondent Services Corporation (CSC) in second quarter. As our business is almost entirely conducted in US dollars, comparisons of 2004 and 2003 results are affected by the depreciation of the US dollar versus the Swiss franc. In US dollar terms, operational performance (excluding acquisition costs and sale of CSC) in 2004 was 24% higher than in 2003.

This represents the best result since PaineWebber became part of UBS, reflecting record recurring fees and increased net interest revenue benefiting from the first full-year impact of UBS Bank USA. In municipal finance, revenues fell due to lower transaction and underwriting volumes and reduced derivative activity. Still, a Bloomberg article reported that we became the top-ranked firm in lead-managed negotiated underwriting volume in 2004 by increasing our market share to 14.2%, up from last year’s 12.5%.

Operating income

In 2004, total operating income was CHF 5,093 million, down 2% compared to CHF 5,182 million in 2003. Before acquisition costs and excluding the sale of our CSC business, total operating income was largely the same as a year earlier. On the same basis and excluding the currency effect, operating income increased by 8% from 2003. The increase in operating income is primarily due to higher recurring fees, rising net interest income due to UBS Bank USA, and higher transactional revenue in the private client business. The increase is partially offset by lower municipal finance revenue due to a drop in secondary trading performance, decreased underwriting volume and lower derivatives activity.

Operating expenses

Total operating expenses decreased 5% to CHF 4,914 million in 2004 from CHF 5,187 million in 2003. Excluding acquisition costs, the drop was 2%, mainly due to the weakening of the US dollar against the Swiss franc. Excluding currency effects and acquisition costs, operating expenses were 6% higher, primarily due to an increase in general and administrative expenses as well as higher personnel expenses. Personnel expenses dropped to CHF 3,437 million in 2004, down 5% from CHF 3,627 million a year earlier. Excluding the effects of currency translation, personnel expenses were slightly higher than in 2003, reflecting higher bonus and broker compensation, which gained in line with performance, partially offset by lower retention payments, which ended in June. Non-personnel related expenses dropped 5% to CHF 1,477 million in 2004 from CHF 1,560 million in 2003. In US dollar terms, they actually rose 2%, reflecting higher legal fees and settlement

Financial Businesses
Wealth Management USA

charges and increased consulting fees related to key initiatives in the private client business. This was partially offset by lower depreciation due to a drop in infrastructure charges (down CHF 1 million) as well as a decline in goodwill amortization due to the sale of CSC (down CHF 32 million).

Headcount

Our headcount decreased by 47 during 2004 to 17,388 as financial advisor headcount fell 3% to 7,519, principally reflecting attrition among lower producing financial advisors. Non-financial advisor headcount increased 200 or 2% in 2004 from a year earlier due to additional personnel to support key initiatives within the private clients area.

2003

Performance indicators

Wealth Management USA had CHF 634 billion in invested assets on 31 December 2003, up 9% from CHF 584 billion on 31 December 2002. The increase was due to inflows of net new money and the effects of market appreciation. In US dollar terms, invested assets were 21% higher on 31 December 2003 than they were at the same time in 2002.

We continue to report consistently strong inflows of net new money. In 2003, inflows were CHF 21.1 billion, 14% above the CHF 18.5 billion result reported for 2002. Including interest and dividends, net new money in 2003 was CHF 36.9 billion, up from CHF 36.4 billion in 2002.
The gross margin on invested assets was 86 basis points for 2003, up from 82 basis points in 2002. The gain from the sale of the CSC business helped the margin by 3 basis points while goodwill funding lowered it by 4 basis points compared to a 6 basis point effect in 2002. Excluding these effects, the margin fell by 1 basis point.
The cost/income ratio was 99.9% for 2003, compared to 132.1% in 2002, primarily reflecting the write-down of the value of the PaineWebber brand in 2002, and the 3.2 percentage point positive impact from the gain of the sale of CSC in 2003. Excluding these effects and the impact of acquisition costs, the cost/income ratio decreased 2 percentage points, reflecting our continuous cost control as well as the excellent performance of our core private client business. Acquisition costs accounted for 15.3 percentage points of the 2003 cost/income ratio.
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

Results

As our business is almost entirely conducted in US dollars, comparisons of 2003 and 2002 results are affected by the depreciation of the US dollar versus the Swiss franc.

In 2003, Wealth Management USA reported a pre-tax loss of CHF 5 million compared to a loss of CHF 1,800 million a year earlier. This change includes the writedown of the value of the PaineWebber brand in 2002 and the CSC disposal in 2003. After their exclusion and before acquisition costs, performance improved 5%. On this basis and in US dollar terms, performance in 2003 was 21% above that in 2002, reflecting higher recurring fee gains and improved transactional revenues. Client activity increased, with daily average trades rising 3% above their 2002 level. In addition, conditions in the municipal securities market remained extremely buoyant, with new issues hitting an all-time high this year. At the same time, we continued to benefit from cost-saving initiatives started when we became a part of UBS.

Operating income

In 2003, total operating income was CHF 5,182 million compared to CHF 5,548 million in 2002. Before acquisition costs and excluding the sale of our CSC business, total operating income was 12% lower compared to a year earlier. Excluding the currency effect and acquisition costs, operating income actually increased by 2% from 2002. This increase was due to higher recurring fees as well as higher transactional revenue, reflecting the improved market conditions. Further, revenues were accentuated by much stronger revenues from our municipal securities business.

Operating expenses

Total operating expenses decreased 29% to CHF 5,187 million in 2003 from CHF 7,348 million in 2002. Excluding acquisition costs and the writedown of the PaineWebber brand in 2002, the drop was 14%, mainly due to the weakening of the US dollar against the Swiss franc. Excluding currency effects, operating expenses were 1% lower, reflecting lower general and administrative expenses, which were nearly offset by higher performance-related compensation. Personnel expenses dropped 13% from CHF 4,158 million in 2002 to CHF 3,627 million in 2003. Excluding the effects of currency translation, personnel expenses were actually slightly higher than in 2002, reflecting higher performance-related compensation due to an increase in revenue partially offset by lower retention payments. General and administrative expenses fell 22% from CHF 926 million in 2002 to CHF 719 million in 2003. Excluding the impact of currency fluctuations, general and administrative expenses dropped 11% compared to 2002 due to the strict cost management discipline that we have exerted in the past three years. Operational provisions also fell as 2002 included the equity research settlement charge of CHF 21 million. The drop was further accentuated by the sale of the CSC business. Services rendered from other business units decreased by 12% to CHF 433 million in 2003 from CHF 492 million in 2002. Depreciation decreased CHF 9 million to CHF 72 million in 2003 from CHF 81 million in 2002. Goodwill and other intangible amortization decreased from CHF 1,691 million in 2002 to CHF

336 million in 2003. This decrease was due to the writedown of the PaineWebber brand name in 2002, and the sale of CSC. Excluding the writedown and the sale of CSC, amortization charges dropped by 26% as a result of the weakening US dollar against the Swiss franc.

Headcount

Wealth Management USA’s headcount decreased 8% during 2003 to 17,435, reflecting continued cost management initiatives, the curtailment of the trainee program, and the sale of CSC. Non-financial advisor headcount was down by 503 or 5% compared to the end of 2002.

Financial Businesses
Corporate Center

Corporate Center

Corporate Center reported a pre-tax loss of CHF 276 million in 2004, compared to a loss of CHF 759 million in 2003.

Business Group reporting

	For the year ended				% change from

CHF million, except where indicated	31.12.04	31.12.03	31.12.02		31.12.03

Income	1,258	900	2,403	[1]	40

Credit loss (expense)/recovery [2]	321	122	300		163

Total operating income	1,579	1,022	2,703		55

Personnel expenses	1,222	1,145	1,450		7

General and administrative expenses	1,237	1,334	1,564		(7)

Services to/from other business units	(1,509)	(1,639)	(1,633)		8

Depreciation	814	840	893		(3)

Amortization of goodwill and other intangible assets	91	101	122		(10)

Total operating expenses	1,855	1,781	2,396		4

Business Group performance before tax	(276)	(759)	307		64

Additional information	For the year ended			% change from

	31.12.04	31.12.03	31.12.02	31.12.03

Fair value of employee stock options granted [3]	14	18	37	(22)

1 Includes gain on disposal of Hyposwiss of CHF 155 million and gain on disposal of Klinik Hirslanden of CHF 72 million.  2 In order to show the relevant Business Group performance over time, adjusted expected credit loss rather than credit loss expense is reported for all Business Groups. The difference between the adjusted expected credit loss and credit loss recorded at Group level is reported in the Corporate Functions (see note 2 to the financial statements).  3 For informational purposes only. These pre-tax amounts have not been recorded in the income statement. For details on the fair value calculation, refer to note 32e to the financial statements.

Private Banks & GAM

Business Unit reporting

	For the year ended				% change from

CHF million, except where indicated	31.12.04	31.12.03	31.12.02		31.12.03

Income	1,145	880	1,038	[1]	30

Adjusted expected credit loss [2]	(6)	(2)	(2)		(200)

Total operating income	1,139	878	1,036		30

Personnel expenses	432	381	386		13

General and administrative expenses	160	169	120		(5)

Services to/from other business units	10	11	12		(9)

Depreciation	20	28	40		(29)

Amortization of goodwill and other intangible assets	74	81	98		(9)

Total operating expenses	696	670	656		4

Business Unit performance before tax	443	208	380		113

Performance indicators

Invested assets (CHF billion)	92	84	70		10

Net new money (CHF billion) [3]	7.7	7.2	4.2

Cost/income ratio (%) [4]	60.8	76.1	63.2

Additional information

	As at or for the year ended				% change from

CHF million, except where indicated	31.12.04	31.12.03	31.12.02		31.12.03

Regulatory equity allocated (average)	650	700	850		(7)

Headcount (full-time equivalents)	1,649	1,672	1,702		(1)

1 Includes gain on disposal of Hyposwiss of CHF 155 million.  2 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the Business Units (see note 2 to the financial statements).  3 Excludes interest and dividend income.  4 Operating expenses / income.

Financial Businesses
Corporate Center

2004

Performance indicators

In 2004, Private Banks & GAM reported a record net new money inflow of CHF 7.7 billion, up from the previous record of CHF 7.2 billion in 2003. Performance was driven by GAM’s continued business strength.

Invested assets on 31 December 2004 were CHF 92 billion, up by 10% from CHF 84 billion on 31 December 2003, reflecting the overall market recovery.

Results

Pre-tax profit was a record CHF 443 million in 2004, up 113% from CHF 208 million a year earlier, reflecting improved market conditions, which produced a 10% growth in the asset base, and resulted in higher asset-based revenues. Results were helped by a 9% decline in non-personnel costs, which continued to be tightly controlled.

Total operating income, at CHF 1,139 million in 2004, increased CHF 261 million or 30% from 2003. The result was due to record revenues from GAM, alongside growth in the private banks’ transactional revenues.
Operating expenses were CHF 696 million in 2004, up 4% from CHF 670 million in 2003. The increase was driven by higher personnel expenses, up CHF 51 million to CHF 432 million in 2004 from CHF 381 million in 2003, reflecting higher performance-related compensation. This was partially offset by a drop in non-personnel related expenses, down 9%. General and administrative expenses dropped 5% to CHF 160 million in 2004 from CHF 169 million in 2003, reflecting lower restructuring costs than in 2003, which saw the merger of the three private banks Cantrade, Bank Ehinger and Armand von Ernst. Depreciation dropped by 29%, mainly reflecting IT-related declines. Amortization of goodwill fell 9% because of the weakening of the US dollar against the Swiss franc.

Headcount

Headcount was 1,649 on 31 December 2004, down 1% from 1,672 on 31 December 2003.

2003

Performance indicators

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

Results

Pre-tax profit, at CHF 208 million in 2003, dropped by 45% from CHF 380 million a year earlier.

Total operating income dropped to CHF 878 million in 2003 from CHF 1,036 million in 2002. This was mainly due to the divestment gain of CHF 155 million due to the sale of Hyposwiss in 2002. Excluding the sale, total operating income remained virtually unchanged.
Total operating expenses increased to CHF 670 million in 2003, up 2% from CHF 656 million in 2002. The increase mainly reflected higher legal provisions, as well as restructuring costs related to the merger of Cantrade, Bank Ehinger and Armand von Ernst to form Ehinger & Armand von Ernst.

Headcount

Headcount decreased by 30 to 1,672 on 31 December 2003 from 1,702 a year earlier, mainly due to the rationalization within the individual private banks. This was partially offset by the acquisition of Banque Notz Stucki S.A. as well as an increase in headcount at GAM due to the growth of the business.

Corporate Functions

Business Unit reporting

	For the year ended			% change from

CHF million, except where indicated	31.12.04	31.12.03	31.12.02	31.12.03

Income	113	20	1,365 [1]	465

Credit loss (expense)/recovery [2]	327	124	302	164

Total operating income	440	144	1,667	206

Personnel expenses	790	764	1,064	3

General and administrative expenses	1,077	1,165	1,444	(8)

Services to/from other business units	(1,519)	(1,650)	(1,645)	8

Depreciation	794	812	853	(2)

Amortization of goodwill and other intangible assets	17	20	24	(15)

Total operating expenses	1,159	1,111	1,740	4

Business Unit performance before tax	(719)	(967)	(73)	26

Additional information

	As at or for the year ended			% change from

CHF million, except where indicated	31.12.04	31.12.03	31.12.02	31.12.03

Regulatory equity allocated (average)	6,950	8,450	9,400	(18)

Headcount (full-time equivalents)	3,553	3,561	3,505	0

1 Includes gain on disposal of Klinik Hirslanden of CHF 72 million. 2 In order to show the relevant Business Group performance over time, adjusted expected credit loss rather than credit loss expense is reported for all Business Groups. The difference between the adjusted expected credit loss and credit loss recorded at Group level is reported in the Corporate Functions (see note 2 to the financial statements).

Financial Businesses
Corporate Center

2004

Results

Corporate Functions recorded a pre-tax loss of CHF 719 million in full-year 2004, compared to a loss of CHF 967 million a year earlier. The improvement was driven by a CHF 93 million rise in income and significantly higher credit loss recoveries (up CHF 203 million). Operating expenses increased CHF 48 million, reflecting higher personnel expenses. There were lower charges to other business units, reflecting cost savings at the Information Technology Infrastructure unit (ITI) and lower insurance premiums.

Operating income

Total operating income increased to CHF 440 million in 2004 from CHF 144 million in 2003. The result was driven by higher credit recoveries as well as higher revenues. Income increased by CHF 93 million to CHF 113 million in 2004 mainly due to lower writedowns of financial investments (in 2003 we recorded a writedown in our stake in Swiss International Airlines Ltd.). This was partially offset by lower interest income from invested equity as we continue to repurchase shares.
Credit loss recoveries were up in 2004 from 2003. The credit loss expense or recovery booked in Corporate Functions represents the difference between the adjusted expected credit losses charged to the business units and the credit loss recognized in the UBS financial statements. In 2004, UBS recorded a credit loss recovery of CHF 276 million, compared to a credit loss expense of CHF 72 million in 2003. In both years, credit loss expense was lower than the adjusted expected credit loss charged to the business units, resulting in credit loss recoveries in Corporate Functions of CHF 327 million in 2004 and CHF 124 million in 2003.

Operating expenses

Total operating expenses were CHF 1,159 million in 2004, up CHF 48 million from CHF 1,111 million in 2003. At CHF 790 million in 2004, personnel expenses were up 3% from CHF 764 million in 2003, reflecting higher performance-related compensation. In the same period, general and administrative expenses dropped 8% to CHF 1,077 million from CHF 1,165 million. This was mainly due to falling IT costs related to infrastructure cost savings as well as lower legal provisions. Other business units were charged CHF 1,519 million for services provided by Corporate Functions in 2004, compared to CHF 1,650 million in 2003. This drop was due to reduced charges reflecting cost savings at our ITI unit as well as lower project-related charges. Depreciation dropped to CHF 794 million in 2004 from CHF 812 million in 2003, reflecting lower IT-related charges, partially offset by higher costs for real estate. Amortization of goodwill and other intangible assets was CHF 17 million in 2004, down by CHF 3 million from 2003 due to the weakening of the US dollar against the Swiss franc.

Headcount

Corporate Functions headcount outside the ITI unit was 1,199 on 31 December 2004, down by 7 from 1,206 on 31 December 2003. Over the same period, ITI headcount dropped 1 to 2,354.

2003

Results

Corporate Functions recorded a pre-tax loss of CHF 967 million in full-year 2003, against a CHF 73 million loss a year earlier.

Operating income

Total operating income dropped by 91% from CHF 1,667 million in 2002 to CHF 144 million in 2003. Excluding the divestment gains of CHF 72 million from Hirslanden in 2002, the drop was 91%. This was mainly due to a fall-off in income of Klinik Hirslanden, and lower gains from financial investments. It also reflected lower interest income from our treasury activities following a decrease in revenues from our invested equity as we continued to buy back shares and experienced low interest rates. The impact of falling interest rates was partially offset by the diversification of our invested equity into currencies other than Swiss francs which led to higher returns and increased currency hedging revenues. Results also reflected the CHF 178 million fall in credit loss recoveries.
The credit loss expense or recovery booked in Corporate Functions represents the difference between the adjusted expected credit losses charged to the business units and the credit loss recognized in the UBS financial statements. We recorded a credit loss expense of CHF 72 million in 2003, compared to a credit loss expense of CHF 115 million in 2002. In both periods, credit loss expense was lower than the adjusted expected credit loss charged to the business units, leading to a credit loss recovery of CHF 124 million in 2003 and CHF 302 million in 2002 in Corporate Functions.

Operating expenses

Total operating expenses fell to CHF 1,111 million in 2003, down from CHF 1,740 million in 2002. Personnel expenses declined 28% from CHF 1,064 million in 2002 to CHF 764 million in 2003. The drop was due to the deconsolidation of Klinik Hirslanden, but was partially offset by higher expenses for performance-related compensation. In the same period, general and administrative expenses fell to CHF 1,165 million from CHF 1,444 million. This was mainly due to lower legal provisions, the disposal of Klinik Hirslanden, and lower project-related expenses, partially offset by higher branding costs. Services rendered to other business units remained virtually flat at CHF 1,650 million in 2003, up CHF 5 million from 2002. Depreciation dropped from CHF 853 million in 2002 to CHF 812 million in 2003. The decrease is mainly due to the absence of depreciation expenses from Klinik Hirslanden.

At CHF 20 million in 2003, amortization of goodwill and other intangibles dropped by 17% from CHF 24 million in 2002, reflecting the drop of the US dollar against the Swiss franc.

Headcount

Corporate Functions headcount was 3,561 on 31 December 2003, an increase of 56 from the 3,505 on 31 December 2002. The increase was mainly due to the first-time consolidation of Hotel Widder as well as an increase in our human resources and risk functions. This was nearly offset by a decline in the number of trainees, a transfer of some employees to the Business Groups, and lower headcount in the Chief Communication Officer area.

Industrial Holdings

Industrial Holdings

Industrial Holdings

Income statement 1

For the year ended

CHF million, except where indicated	31.12.04 [2]

Income [3]	3,667

Total operating income	3,667

Personnel expenses	326

General and administrative expenses	126

Depreciation	70

Amortization of goodwill and other intangible assets	77

Goods and materials purchased	2,861

Total operating expenses	3,460

Operating profit before tax and minority interests	207

Tax expense	49

Net profit before minority interests	158

Minority interests [4]	(113)

Net profit	45

Additional information	As at

31.12.04

Headcount (full-time equivalents)	8,020

1 Industrial Holdings consists of Motor-Columbus, a Swiss holding company, whose only significant asset is a 59.3% interest in Atel, a Swiss-based European energy provider. 2 Results shown for the six month period beginning on 1 July 2004. 3 Includes equity in income of associates of CHF 19 million. 4 Reflects minority interests in Motor-Columbus plus minority interests in Atel.

Major participations

The Industrial Holdings segment is a new segment, currently made up of UBS’s majority stake in Motor-Columbus, a financial holding company whose only significant asset is a 59.3% interest in the Atel Group (Aare-Tessin Ltd. for Electricity). Atel, based in Olten, Switzerland, is a European energy provider focused on electricity trading and marketing, domestic and international power generation, electricity transmission and energy services. Motor-Columbus also holds several other finance and property companies.

Transfer of private equity stakes

In first quarter 2005, our private equity investments, currently part of the Investment Bank, will be reported within the Industrial Holdings segment. This matches our strategy of de-emphasizing and reducing exposure to this asset class while capitalizing on orderly exit opportunities when they arise. Current management will continue to look after the portfolio.

Results

UBS’s consolidation of Motor-Columbus into its accounts at the beginning of third quarter 2004 resulted in a revaluation of the latter’s assets and liabilities. These are no longer comparable with those previously published in Motor-Columbus’s separate consolidated financial statements. The comparative analysis provided here is based on unaudited proforma 2003 results.

For the six months ending 31 December 2004, our share of Motor-Columbus’s net profit was CHF 45 million.
Total operating income for the six months ending 31 December 2004 was CHF 3,667 million, significantly higher than in the same period a year earlier. The gain was due to the first-time availability of production capacity in Southern Europe. Over the same period, total operating expenses, at CHF 3,460 million, rose at a slower pace than operating income because costs for energy purchased from third parties fell in the period as internal power production could be run at near full capacity. Expense levels also benefited from lower project costs.

Balance Sheet and Cash Flows

Balance Sheet and Cash Flows
Balance sheet and off-balance sheet

Balance sheet and off-balance sheet

UBS’s total assets stood at CHF 1,734.8 billion on 31 December 2004, up from CHF 1,550.1 billion on 31 December 2003. The increase in total assets was the net result of growth in the trading portfolio (up CHF 67.6 billion), collateral trading assets (up CHF 43.0 billion), derivatives (up CHF 36.4 billion) and the loan book (up CHF 19.7 billion). Total liabilities rose due to higher borrowings (up CHF 80.8 billion), derivatives (up CHF 48.9 billion), trading portfolio liabilities (up CHF 27.1 billion) and collateral trading liabilities (up CHF 15.0 billion).

Motor-Columbus

The first-time full consolidation of Motor-Columbus in third quarter 2004 had a small net impact on our end of year balance sheet, adding assets of CHF 7.3 billion (0.4% of UBS’s total assets) and total liabilities of CHF 6.0 billion. The consolidation also added financial instruments measured at fair value of CHF 0.7 billion.

Lending and borrowing

Lending

Cash increased by CHF 2.5 billion to CHF 6.0 billion on 31 December 2004 from a year earlier as we preferred to keep comfortable balances with different central banks towards the end of the year.
At CHF 35.3 billion on 31 December 2004 the due from banks line increased by CHF 3.5 billion, driven by the first time consolidation of Motor-Columbus as well as increased balances in the private label banks. Our loans to customers increased to CHF 232.4 billion on 31 December 2004, up by CHF 19.7 billion from the level on 31 December 2003 as a result of higher secured lending, mainly in our Wealth Management businesses, both domestic and international. This was further accentuated by an increase in secured lending in our Investment Bank’s mortgage-backed securities and prime brokerage businesses.

Borrowing

The due to banks line declined by CHF 8.1 billion due to a lower proportion of funding secured through the European Central Bank repo market. Total debt issued increased to CHF 183.6 billion on 31 December 2004, up by CHF 59.5 billion, reflecting additional outstanding positions in money market paper (CHF 21.3 billion, primarily US commercial paper). The long-term debt line (including financial instruments designated at fair value) rose by CHF 38.1 billion to CHF 104.1 billion. We issued new long-term debt of CHF 51.2 billion as a consequence of attractive market conditions for new issuance of bonds and structured funding products. This increase was par-

tially offset by early redemptions, repurchases and cancelled bonds totaling CHF 24.7 billion. We believe the maturity profile of our long-term debt portfolio balances well and matches the maturity profile of our assets. For further details, please refer to note 18 to the financial statements. The due to customers line was up CHF 29.4 billion, in connection with both prime brokerage and wealth management business growth, especially in the US (additional FDIC-insured deposits of CHF 7.7 billion), Europe and Asia.

Repo and securities borrowing/lending

During 2004, cash collateral on securities borrowed and reverse repurchase agreements combined increased by CHF 43.0 billion or 8% to CHF 577.4 billion, while the sum of securities lent and repos grew by CHF 15.0 billion or 3% to CHF 484.1 billion. The matched book (a repo portfolio comprised of assets and liabilities with equal maturities and equal value, so that substantially all the risks cancel each other out) grew, reflecting a favorable spread environment. Securities borrowing and lending increased due to the growth of our prime brokerage business.

Trading portfolio

Trading assets increased by CHF 67.6 billion to CHF 529.4 billion on 31 December 2004 from CHF 461.8 billion on 31 December 2003. Over the same period, short trading positions increased by CHF 27.1 billion to CHF 171.0 billion. A net increase was recorded in structured equity instruments, due to higher client demand for these products. This was accompanied by a net increase in fixed income instruments, mainly in credit derivatives and investment grade bonds.

Replacement values

In 2004 positive replacement values (mainly derivative instruments) increased by CHF 36.4 billion to CHF 284.6 billion, while negative replacement values increased by CHF 48.9 billion up to CHF 303.7 billion over the same period. Three main factors contributed to this development: a decline in long-term interest rates in all major markets, the appreciation of the Swiss franc against major currencies, and higher trading volumes.

Other assets/liabilities and minority interests

Investment in associates increased by 50% to CHF 2.4 billion on 31 December 2004, while property and equipment was up by 14% to CHF 8.7 billion, both mainly due to the consolidation of Motor-Columbus. Goodwill and other intangible assets at CHF 12.1 billion on 31 December 2004 were up by 5% from the same date a year ago, reflecting the acquisi-

tion of several wealth management businesses, the acquisition of the capital market business of Charles Schwab as well as the consolidation of Motor-Columbus. This was only partially offset by amortization charges of CHF 964 million during 2004.

Minority interests increased by 31% to CHF 5.3 billion on 31 December 2004 from CHF 4.1 billion at the same date a year ago, reflecting the full consolidation of Motor-Columbus. This was partially offset by a currency-driven drop in the value of issued trust preferred securities as well as the full acquisition of the previous joint venture UBS Brunswick Moscow.

Shareholders’ equity

At CHF 35.0 billion on 31 December 2004, shareholders’ equity declined by CHF 0.3 billion from a year earlier. The decline was due to dividend payments, share repurchases, and the weakening of the US dollar against the Swiss franc, mostly offset by strong retained earnings.

Contractual obligations

The table below summarizes our contractual obligations as of 31 December 2004. All contracts, with the exception of purchase obligations (those where we are committed to purchase determined volumes of goods and services), are either recognized as liabilities on our balance sheet or, in the case of operating leases, are disclosed in note 26 to the financial statements.

The following liabilities recognized on the balance sheet are excluded from the table because we do not consider these obligations as contractual: provisions, current and deferred tax liabilities, liabilities to employees for equity participation plans, settlement and clearing accounts and amounts due to banks and customers.
Within purchase obligations, we have excluded our obligation to employees under the mandatory notice period, during which we are required to pay employees contractually agreed salaries.

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

For the most part, the arrangements discussed below either meet the financial needs of customers or offer investment opportunities through entities that are not controlled by UBS. The importance of such arrangements to us, with respect to liquidity, capital resources or market and credit risk support, is minimal. We do not rely on such arrangements as a major source of revenue nor have we incurred through them significant expenses in the past and we do not expect to do so in the future. The following paragraphs discuss three distinct areas of off-balance sheet arrangements as of 31 December 2004 and any potential obligations that may arise from them.

Guarantees

In the normal course of business, we issue various forms of guarantees to support our customers. These guarantees, with the exception of related premiums, are kept off-balance sheet unless a provision is needed to cover probable losses. The contingent liabilities arising from these guarantees are disclosed in note 25 to the financial statements. In 2004, our contingent liabilities from guarantees are slightly below the level compared to a year earlier. Fee income earned from issuing guarantees is not material to our total revenues. Losses incurred under guarantees were insignificant for each of the last three years.

Retained interests

UBS sponsors the creation of Special Purpose Entities (SPEs) that facilitate the securitization of acquired residential and commercial mortgage loans and related securities. We also securitize customers’ debt obligations in transactions that involve SPEs which issue collateralized debt obligations. A typical securitization transaction of this kind would involve the transfer of assets into a trust or corporation in return for

Contractual obligations

	Payment due by period
CHF million	Less than 1 year	1–3 years	3–5 years	More than 5 years

Long-term debt	17,847	26,978	23,805	31,402

Capital lease obligations	104	163	44	0

Operating leases	886	1,524	1,231	4,060

Purchase obligations	10,580	5,545	2,075	9,398

Other long term liabilities	173	2	959	0

Total	29,590	34,212	28,114	44,860

Balance Sheet and Cash Flows
Balance sheet and off-balance sheet

beneficial interests in the form of securities. Generally, the beneficial interests are sold to third parties shortly after the securitization. We do not provide guarantees or other forms of credit support to these SPEs. Assets are no longer reported in our consolidated financial statements as soon as their risk or reward is transferred to a third party. For further discussion of our securitization activities, see note 34 to the financial statements.

Derivative instruments recorded in shareholders’ equity

We have no derivative contracts linked to our own shares that are accounted for as equity instruments. With the exception of physically settled written put options (see note 1 to the financial statements), derivative contracts linked to our shares are accounted for as derivative instruments and are carried at fair value on the balance sheet under positive replacement values or negative replacement values.

Balance Sheet and Cash Flows
Cash flows

Cash flows

At end-2004, the level of cash and cash equivalents rose to CHF 82.8 billion, up CHF 9.4 billion from 73.4 billion at end-2003.

Operating activities

Net cash flow from operating activities was negative CHF 27.9 billion in 2004 compared to positive CHF 3.4 billion in 2003. Operating cash inflows (before changes in operating assets and liabilities and income taxes paid) totaled CHF 10.8 billion in 2004, an increase of CHF 1.8 billion from 2003. While our net profit rose by CHF 1.9 billion between 2004 and 2003, we had considerably higher non-cash expenses in 2003, which reduce net profit but do not affect cash flows. With our adoption of IAS 39 in 2004, we started to account for some of our debt issues at fair value, leading to the recognition of an additional non-cash expense item of CHF 1.2 billion, essentially comprising an add-back to operating cash flows.
Cash of CHF 71.4 billion was used to fund the net increase in operating assets, while a net increase in operating liabilities generated cash inflows of CHF 34.0 billion. The comparative amounts in 2003 were higher, primarily reflecting a pick-up in activities in 2003 related to the recovery seen in the financial markets. Payments to tax authorities were CHF 1.3 billion in 2004, up CHF 232 million from a year earlier, re-flecting the increase in net profit between 2003 and 2002.

Investing activities

Investing activities generated a cash outflow of CHF 1.5 billion, mainly due to our acquisition of new businesses, which totaled CHF 1.7 billion net of disposals. By contrast, in 2003, we saw a net cash inflow of CHF 3.1 billion, mainly from our divestments of financial investments and the sale of the Correspondent Services Corporation. Disposals of property and equipment were CHF 581 million higher in 2004.

Financing activities

The overall increase in cash inflows seen in 2004 is attributable to our financing activities, which generated positive cash flows of CHF 39.8 billion. This reflected the net issuance of money market paper of CHF 21.4 billion and the issuance of CHF 51.2 billion in long-term debt – the latter significantly outpacing long-term debt repayments, which totaled CHF 24.7 billion. That inflow was partly offset by outflows attributable to net movements in treasury shares and own equity derivative activity (CHF 5.0 billion), and dividend payments (CHF 2.8 billion). In contrast, in 2003, we had experienced a negative cash flow of CHF 13.3 billion from our financing activities. The difference between the two years was mainly due to the fact that long-term debt issuance more than doubled from

2003, and because we issued CHF 21.4 billion in money market paper in 2004 after repaying CHF 14.7 billion a year earlier.

2003

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

Operating cash inflows (before changes in operating assets and liabilities and income taxes paid) amounted to CHF 9.0 billion, an increase of CHF 1.4 billion from 2002. While net profit in 2003 was CHF 2.7 billion higher than a year earlier, we had considerably higher non-cash expenses in 2002, which reduce net profit but do not affect cash flow. Notably, amortization of goodwill and intangible assets was CHF 1.5 billion higher in 2002 than in 2003. The main reason was the writedown of the value of the PaineWebber brand name of CHF 1,234 million, but the US dollar exchange rate, which was higher in 2002 against most currencies than it was in 2003, also contributed to the difference. The other two significant items were deferred tax expense and gains or losses from investing activities included in net profit. In 2003, we had deferred tax expenses of CHF 489 million, attributable to a range of sources generating taxable temporary differences. In 2002, we had a deferred tax benefit of CHF 511 million, to which the release of deferred tax liabilities related to the PaineWebber brand name was the largest single contributor.
Cash of CHF 88.1 billion was used to fund the net increase in operating assets, while a net increase in operating liabilities generated cash inflows of CHF 83.6 billion. The comparative amounts in 2002 were much smaller, primarily re-

Balance Sheet and Cash Flows
Cash flows

flecting a pick-up in activities in 2003 related to the rebound of the financial markets. Payments to tax authorities were CHF 1.1 billion, an increase of CHF 532 million compared to 2002.

Investing activities generated cash inflow of CHF 1.5 billion. Divestments of financial investments contributed CHF

2.3 billion while the sale of the CSC clearing business and a few smaller subsidiaries and associates generated CHF 834 million. Purchases of property and equipment amounted to CHF 1.4 billion, of which the largest portion was spent for IT, software and communication equipment. Comparative amounts in 2002 did not deviate materially from 2003.

Accounting Standards and Policies

Accounting Standards and Policies
Accounting principles

Accounting principles

The UBS financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). As a US listed company, we also provide a description in note 41 to the financial statements of the significant differences which would arise were our accounts to be presented under the United States Generally Accepted Accounting Principles (US GAAP), and a detailed reconciliation of IFRS shareholders’ equity and net profit to US GAAP.

Except where clearly identified, all of UBS’s financial information presented in this document is presented on a consolidated basis under IFRS.
Pages 191 to 203 contain the financial statements for the UBS AG Parent Bank – the Swiss company, including branches worldwide, which owns all the UBS companies, directly or indirectly. The Parent Bank’s financial statements are prepared in order to meet Swiss regulatory requirements and in compliance with Swiss Banking Law. Except in those pages, or where otherwise explicitly stated, all references to “UBS” refer to the UBS Group and not to the Parent Bank.
All references to 2004, 2003 and 2002 refer to the UBS Group and the Parent Bank’s fiscal years ended 31 December 2004, 2003 and 2002. The financial statements for the UBS Group and the Parent Bank have been audited by Ernst & Young Ltd.
An explanation of the critical accounting policies applied in the preparation of our financial statements is provided below. The basis of our accounting is given in note 1 to the financial statements.

Standards for management accounting

Our management reporting systems and policies determine the revenues and expenses directly attributable to each business unit. Internal charges and transfer pricing adjustments are reflected in the performance of each business unit.

Inter-business unit revenues and expenses. Revenue-sharing agreements are used to allocate external customer revenues to business units on a reasonable basis. Transactions between business units are conducted at arm’s length. Inter-business unit charges are reported in the line “Services to/from other business units” for both business units concerned. Corporate Functions expenses are allocated to the operating business units to the extent that it is appropriate.

Net interest income is allocated to each business unit based on their balance sheet positions. Assets and liabilities of the financial businesses are funded through and invested with the central treasury departments, with the net margin reflected in the results of each business unit. To complete the allocation, the financial businesses are credited with a risk-free return on the regulatory equity they use.
Commissions are credited to the business unit with the corresponding customer relationship, with revenue-sharing agreements for the allocation of customer revenues where several business units are involved in value creation.
For internal management reporting purposes and in the results discussion, we measure credit loss using an expected loss concept. The table below shows the adjusted expected credit loss charged to the Business Groups. Expected credit loss reflects the average annual costs that are expected to arise over time from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three-year period (shown as ‘deferral’ in the table). The difference between these adjusted expected credit loss figures and credit loss expenses recorded at Group level for financial reporting purposes is booked in Corporate Functions.
Regulatory equity is allocated to business units based on their average regulatory capital requirement (per Swiss Federal Banking Commission (SFBC) standards) during the period. Only utilized equity is taken into account, although we add an

Credit loss expense charged to the business groups

				Wealth
	Wealth Management &		Investment	Management	Corporate
	Business Banking		Bank	USA	Center
CHF million	Wealth	Business			Private Banks
For the year ended 31.12.04	Management	Banking CH			& GAM	Total

Expected credit loss	(45)	(436)	(92)	(8)	(2)	(583)

Deferral	37	411	85	3	(4)	532)

Adjusted expected credit loss	(8)	(25)	(7)	(5)	(6)	(51)

Credit loss (expense)/recovery	(1)	92	240	3	(58)	276

Balancing item charged as credit loss (expense)/recovery in Corporate Functions						327

additional buffer of 10% above the individually determined business unit regulatory equity requirement. The remaining equity, which mainly covers real estate, and any other unallocated equity, remains reported in the Corporate Functions unit.

Headcount, which is expressed in terms of full-time equivalents (FTE), is measured as a percentage of the standard hours normally worked by permanent full-time staff and is used to track the number of individuals employed by UBS. FTE cannot exceed 1.0 for any particular individual. Head-count includes all staff and trainees other than short-term temporary workers (hired for less than 90 calendar days) and contractors.

Accounting Standards and Policies
Critical accounting policies

Critical accounting policies

Basis of preparation and selection of policies

We prepare our financial statements in accordance with IFRS, and provide a reconciliation to US GAAP. The application of certain of these accounting principles requires a significant amount of judgment based upon estimates and assumptions that involve significant uncertainty at the time they are made. Changes in assumptions may have a significant impact on the financial statements in the periods where assumptions are changed. Accounting treatments where significant assumptions and estimates are used are discussed in this section, as a guide to understanding how their application affects our reported results. A broader and more detailed description of the accounting policies we employ is shown in note 1 to the financial statements.

The application of assumptions and estimates means that any selection of different assumptions would cause our reported results to differ. We believe that the assumptions we have made are appropriate, and that our financial statements therefore present our financial position and results fairly, in all material respects. The alternative outcomes discussed below are presented solely to assist the reader in understanding our financial statements, and are not intended to suggest that other assumptions would be more appropriate.
Many of the judgements we make when applying accounting principles depend on an assumption, which we believe to be correct, that UBS maintains sufficient liquidity to hold positions or investments until a particular trading strategy matures – i. e. that we do not need to realize positions at unfavorable prices in order to fund immediate cash needs. Liquidity is discussed in more detail on pages 65 to 66 of the Handbook 2004 /2005.

Fair value of financial instruments

Assets and liabilities in our trading portfolio, financial assets and liabilities designated as held at fair value, and derivative instruments are recorded at fair value on the balance sheet, with changes in fair value recorded in net trading income in the income statement. Key judgments affecting this accounting policy relate to how we determine fair value for such assets and liabilities.

Where no active market exists, or where quoted prices are not otherwise available, we determine fair value using a variety of valuation techniques. These include present value methods, models based on observable input parameters, and models where some of the input parameters are unobservable.
Valuation models are used primarily to value derivatives transacted in the over-the-counter market, including credit derivatives and unlisted securities with embedded derivatives. All valuation models are validated before they are used as a basis for financial reporting, and periodically reviewed thereafter, by qualified personnel independent of the area that created the model. Wherever possible, we compare valuations derived from models with quoted prices of similar financial instruments, and with actual values when realized, in order to further validate and calibrate our models.

A variety of factors are incorporated into our models, including actual or estimated market prices and rates, such as time value and volatility, and market depth and liquidity. Where available, we use market observable prices and rates derived from market verifiable data. Where such factors are not market observable, changes in assumptions could affect the reported fair value of financial instruments. We apply our models consistently from one period to the next, ensuring comparability and continuity of valuations over time, but estimating fair value inherently involves a significant degree of judgment. Management therefore establishes valuation adjustments to cover the risks associated with the estimation of unobservable input parameters and the assumptions within the models themselves. Valuation adjustments are also made to reflect such elements as aged positions, deteriorating creditworthiness (including country-specific risks), concentrations in specific types of instruments and market risk factors (interest rates, currencies etc), and market depth and liquidity. Although a significant degree of judgment is, in some cases, required in establishing fair values, management believes the fair values recorded in the balance sheet and the changes in fair values recorded in the income statement are prudent and reflective of the underlying economics, based on the controls and procedural safeguards we employ. Nevertheless, we have estimated the effect that a change in assumptions to reasonably possible alternatives could have on fair values where model inputs are not market observable. To estimate that effect on the financial statements, we recalculated the model valuation adjustments at higher and lower confidence levels than originally applied. For all financial instruments carried at fair value which rely on assumptions for their valuation, we estimate that fair value could lie in a range from CHF 579 million lower to CHF 927 million higher than the fair values recognized in the financial statements.

Fair value option

We adopted revised IAS 32 and revised IAS 39 early (at 1 January 2004). We restated the two comparative prior years. Revised IAS 39 permits an entity to designate any financial asset or financial liability as held at fair value and to recognize fair value changes in profit and loss. We apply the fair value option primarily to compound debt instruments, which permits us to fair value the entire instrument instead of separating the embedded derivative from the host contract and carrying the host contract at amortized cost. In addition, financial assets and financial liabilities designated at fair value are presented in the balance sheet in separate lines. At 31 December 2004, we carried compound debt instruments designated as held at fair value in the amount of CHF 65,756 million on the balance sheet. In 2004, the change in fair value of these instruments was an expense of CHF 1,203 million, of which CHF 402 million was attributable to changes in LIBOR and CHF 801 million was due to changes in fair value of embedded derivatives.

Recognition of deferred Day 1 Profit and Loss

We have entered into transactions, some of which will mature after more than ten years, where we determine fair value using valuation models for which not all inputs are market observable prices or rates. We initially recognize a financial instrument at the transaction price, which is the best indicator of fair value, although the value obtained from the relevant valuation model may differ. Such a difference between the transaction price and the model value is commonly referred to as “Day 1 profit and loss”. In accordance with applicable accounting literature, we do not recognize that initial difference, usually a gain, immediately in profit and loss. While applicable accounting literature prohibits immediate recognition of Day 1 profit and loss, it does not address when it is appropriate to recognize Day 1 profit in the income statement. It also does not address subsequent measurement of these instruments.

Our decisions regarding recognizing deferred Day 1 profit and loss are based on the principle of prudence and are made after careful consideration of facts and circumstances to ensure we do not prematurely release a portion of the deferred profit to income. For each transaction, we determine individually the appropriate method of recognizing the Day 1 profit and loss amount in the income statement. Deferred Day 1 profit and loss is amortized over the life of the transaction, deferred until fair value can be determined using market observable inputs, or realized through settlement. In all instances, any unrecognized Day 1 profit and loss is immediately released to income if fair value of the financial instrument in question can be determined either by using market observable model inputs or by reference to a quoted price for the same product in an active market.
After entering into a transaction, we measure the financial instrument at fair value, adjusted for the deferred Day 1 profit and loss. Subsequent changes in fair value are recognized immediately in the income statement without reversal of deferred Day 1 profits and losses.

Securitizations and Special Purpose Entities

UBS sponsors the formation of Special Purpose Entities (SPEs) primarily to allow clients to hold investments, for asset securitization transactions, and for buying or selling credit protection. In accordance with IFRS we do not consolidate SPEs that we do not control. As it can sometimes be difficult to determine whether we exercise control over an SPE, we have to make judgments about risks and rewards as well as our ability to make operational decisions for the SPE. In many instances, elements are present that, considered in isolation, indicate control or lack of control over an SPE, but when considered together make it difficult to reach a clear conclusion. When assessing whether we have to consolidate an SPE we evaluate a range of factors, including whether (a) we will obtain the majority of the benefits of the activities of an SPE, (b) we retain the majority of the residual ownership risks related to the assets in order to obtain the benefits from its activities, (c) we have decision-making powers to obtain the majority of the benefits, or (d) the activities of the SPE are being conducted on our behalf according to our specific business needs so that we obtain the benefits from the SPE’s operations. We consolidate an SPE if our assessment of the relevant factors indicates that we obtain the majority of the benefits of its activities.

SPEs used to allow clients to hold investments are structures that allow one or more clients to invest in an asset or set of assets which are generally purchased by the SPE in the open market and not transferred from UBS. The risks and rewards of the assets held by the SPE reside with the clients. Typically, UBS will receive service and commission fees for creation of the SPE, or because it acts as investment manager, custodian or in some other function.
These SPEs range from mutual funds to trusts investing in real estate. As an example, UBS Alternative Portfolio AG provides a vehicle for investors to invest in a diversified range of alternative investments through a single share. The majority of our SPEs fall into this category. SPEs created for client investment purposes are not consolidated.
SPEs used for securitization. SPEs for securitization are created when UBS has assets (for example a portfolio of loans) which it sells to an SPE, and the SPE in turn sells interests in the assets as securities to investors. Consolidation of these SPEs depends on whether UBS retains the majority of the benefits of the assets in the SPE.
We do not consolidate SPEs used for securitization if UBS has no control over the assets and no longer retains any significant exposure (for gain or loss) to the income or investment returns on the assets sold to the SPE or the proceeds of their liquidation. This type of SPE is a bankruptcy-remote entity – if UBS were to go bankrupt the holders of the securities would clearly be owners of the asset, while if the SPE were to go bankrupt the securities holders would have no recourse to UBS.

Accounting Standards and Policies
Critical accounting policies

In some cases UBS does retain exposure to some of the returns from the assets sold to the SPE, for example first loss on a loan portfolio. In these cases we consolidate the SPE and then derecognize the assets to the extent that we do not have exposure.

SPEs for credit protection are set up to allow UBS to sell the credit risk on portfolios, which may or may not be held by UBS, to investors. They exist primarily to allow UBS to have a single counterparty (the SPE), which sells credit protection to UBS. The SPE in turn has investors who provide it with capital and participate in the risks and rewards of the credit events that it insures. SPEs used for credit protection are generally consolidated.

Financial investments – available-for-sale

UBS has classified some of its financial assets, including investments not held for trading purposes, as available-for-sale, where they are not held for the purpose of generating short-term trading gains, but rather for mid-to-long-term capital appreciation. Changes in fair value of these financial assets are reflected in shareholders’ equity rather than income. The amount of unrealized gains or losses on the balance sheet date is disclosed in the statement of changes in equity in the financial statements.

Companies held in our private equity portfolio are not currently consolidated in the financial statements. This treatment has been determined after considering such matters as liquidity, exit strategies and degree and timing of our influence and control over these investments. With the adoption of revised IAS 27 as of 1 January 2005, majority-owned entities will be consolidated retrospectively as of 1 January 2003. The effects of this consolidation on our financial statements are disclosed in note 1(ab).
We currently classify our private equity investments as financial investments available-for-sale, and carry them on the balance sheet at fair value, with changes in fair value being recorded directly in equity. However, unrealized losses that are not expected to be recoverable within a reasonable time period are recorded in our income statement as impairment charges. Since quoted market prices are generally unavailable for these companies, fair value is determined by applying recognized valuation techniques, which require the use of assumptions and estimates. The valuation of our investments is derived by application of our valuation policy in a detailed quarterly investment-by-investment review involving the business and control functions. Our standard valuation method is to apply multiples of earnings that are observed for comparable companies. These multiples depend on a number of factors and may fluctuate over time. The geographic and sector diversity of the investments in the portfolio and their varying stages in the investment cycle mean that the valuations of these positions may not move in line with the changing economic environment. Although judgement is involved, we believe that the estimates and assumptions made in determining the fair value of each investment are reasonable and supportable.

In addition, the determination of when a decline in fair value below cost is not recoverable within a reasonable time period is judgmental by nature, so profit and loss could be affected by differences in this judgement. We generally consider investments as impaired if a significant decline in fair value below cost extends beyond the near term, unless it is readily apparent that an investment is impaired, in which case this would result in immediate loss recognition.

Allowances and provisions for credit losses

Assets accounted for at amortized cost are evaluated for impairment and required allowances and provisions are estimated in accordance with IAS 39. Impairment exists if the book value of a claim or a portfolio of claims exceeds the present value of the cash flows actually expected in future periods. These cash flows include scheduled interest payments, principal repayments, or other payments due (for example on guarantees), including liquidation of collateral where available.

The total allowance and provision for credit losses consists of two components: specific counterparty allowances and provisions, and collectively assessed allowances. The specific counterparty component applies to claims evaluated individually for impairment and is based upon management’s best estimate of the present value of the cash flows which are expected to be received. In estimating these cash flows, management makes judgments about a counterparty’s financial situation and the net realizable value of any underlying collateral or guarantees in our favor. Each impaired asset is assessed on its merits, and the workout strategy and estimate of cash flows considered recoverable are independently approved by the Credit Risk Control function. Collectively assessed credit risk allowances cover credit losses inherent in portfolios of claims with similar economic characteristics where there is objective evidence to suggest that they contain impaired claims but the individual impaired items cannot yet be identified. A component of collectively assessed allowances is for country risks. In assessing the need for collective loan loss allowances, management considers factors such as credit quality, portfolio size, concentrations, and economic factors. In order to estimate the required allowance, we make assumptions both to define the way we model inherent losses and to determine the required input parameters, based on historical experience and current economic conditions.
The accuracy of the allowances and provisions we make depends on how well we estimate future cash flows for specific counterparty allowances and provisions and the model assumptions and parameters used in determining collective allowances. While this necessarily involves judgment, we believe that our allowances and provisions are reasonable and supportable.

Further details on this subject are given in note 1(q) to the financial statements and in the risk analysis section of the Handbook 2004 / 2005, on pages 47 to 57.

Equity compensation

The IFRS requirements applicable to our financial statements have not previously specifically addressed the recognition and measurement of equity-based compensation plans, including employee option plans. IFRS 2, Share-based Payment, addresses the accounting for share-based employee compensation and was adopted by UBS on 1 January 2005 on a fully retrospective basis. Until the end of 2004, we recognized compensation expense for awards issued to employees as part of annual bonuses during the year of corresponding performance, aligning with the revenue produced. Subsequent changes in intrinsic value were not recognized. For share awards, we recognized compensation expense in the amount of the fair value of the share at the grant date. For option awards granted, the exercise price is generally set either equal to or slightly higher than the fair value of the underlying share at the grant date. Accordingly, these options have no intrinsic value when granted, and therefore, we did not recognize compensation expense for these awards. Had we recognized the fair value of stock option grants on grant date as compensation expense, net income would have been lower by CHF 508 million in 2004, CHF 439 million in 2003, and CHF 690 million in 2002.

IFRS 2 requires recognition of all equity-based awards in the financial statements based on the fair value measured at the grant date. Compensation cost will be recognized over the service period, which is consistent with the vesting period, starting at grant date of an award. As we are adopting this standard on a fully retrospective basis, we will reverse compensation expense recognized for share awards in 2003 and 2004 and replace it with compensation expense for the fair value of share and share option awards determined in accordance with IFRS 2. The effect of applying IFRS 2 is disclosed in note 1 (ab) to the financial statements, and further information on UBS equity compensation plans is disclosed in note 32.

Financial Statements

Financial Statements

Financial Statements

Financial Statements

Report of the Group Auditors

Ernst & Young

■ Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

■ Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS AG, Zurich and Basel

Basel, 3 February 2005

Report of the group auditors

As auditors of the group we have audited the consolidated balance sheets of UBS AG as of 31 December 2004 and 2003, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended 31 December 2004, and notes thereto / pages 84 to 190). These consolidated financial statements are the responsibility of the company's management and the board of directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements in Switzerland concerning professional qualification and independence.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), as well as the auditing standards promulgated by the profession in Switzerland. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of UBS AG as of 31 December 2004 and 2003, and the consolidated results of operations and cash flows for each of the three years in the period ended 31 December 2004, in conformity with International Financial Reporting Standards, and they comply with Swiss Law.

In accordance with Swiss Law, we recommend that the consolidated financial statements submitted to you be approved.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected shareholders' equity as of 31 December 2004 and 2003 and the results of operations for each of the three years in the period ended 31 December 2004 to the extent summarized in note 41 of the notes to the consolidated financial statements.

Ernst & Young Ltd

Roger K. Perkin	Dr. Andreas Blumer
Chartered Accountant	Swiss Certified Accountant
(in charge of the audit)	(in charge of the audit)

■ Offices in Aarau, Baden, Basel, Berne, Geneva, Kreuzlingen, Lausanne, Lucerne, Lugano, Neuchâtel, St.Gallen, Zug, Zurich.
Member of the Swiss Chamber of Auditors.

Financial Statements

Financial Statements

Income Statement

		For the year ended			% change from
CHF million, except per share data	Note	31.12.04	31.12.03	31.12.02	31.12.03

Operating income

Interest income	3	39,398	40,159	39,963	(2)

Interest expense	3	(27,538)	(27,860)	(29,417)	(1)

Net interest income		11,860	12,299	10,546	(4)

Credit loss (expense)/recovery		276	(72)	(115)

Net interest income after credit loss expense		12,136	12,227	10,431	(1)

Net fee and commission income	4	19,416	17,345	18,221	12

Net trading income	3	4,972	3,756	5,451	32

Other income	5	897	462	4	94

Income from industrial holdings		3,648

Total operating income		41,069	33,790	34,107	22

Operating expenses

Personnel expenses	6	18,515	17,231	18,524	7

General and administrative expenses	7	6,703	6,086	7,072	10

Depreciation of property and equipment	14	1,352	1,353	1,514	0

Amortization of goodwill and other intangible assets	15	964	943	2,460	2

Goods and materials purchased		2,861

Total operating expenses		30,395	25,613	29,570	19

Operating profit before tax and minority interests		10,674	8,177	4,537	31

Tax expense	21	2,135	1,593	676	34

Net profit before minority interests		8,539	6,584	3,861	30

Minority interests	22	(450)	(345)	(331)	30

Net profit		8,089	6,239	3,530	30

Basic earnings per share (CHF)	8	7.68	5.59	2.92	37

Diluted earnings per share (CHF)	8	7.47	5.48	2.87	36

Balance Sheet

				% change from
CHF million	Note	31.12.04	31.12.03	31.12.03

Assets

Cash and balances with central banks		6,036	3,584	68

Due from banks	9	35,264	31,740	11

Cash collateral on securities borrowed	10	220,242	213,932	3

Reverse repurchase agreements	10	357,164	320,499	11

Trading portfolio assets	11	370,259	341,013	9

Trading portfolio assets pledged as collateral	11	159,115	120,759	32

Positive replacement values	23	284,577	248,206	15

Financial assets designated at fair value		653	0

Loans	9	232,387	212,679	9

Financial investments	12	5,049	5,139	(2)

Accrued income and prepaid expenses		5,876	6,218	(6)

Investments in associates	13	2,427	1,616	50

Property and equipment	14	8,736	7,683	14

Goodwill and other intangible assets	15	12,149	11,529	5

Other assets	16,21	34,850	25,459	37

Total assets		1,734,784	1,550,056	12

Liabilities

Due to banks	17	118,901	127,012	(6)

Cash collateral on securities lent	10	61,545	53,278	16

Repurchase agreements	10	422,587	415,863	2

Trading portfolio liabilities	11	171,033	143,957	19

Negative replacement values	23	303,712	254,768	19

Financial liabilities designated at fair value	18	65,756	35,286	86

Due to customers	17	376,083	346,633	8

Accrued expenses and deferred income		14,685	13,673	7

Debt issued	18	117,828	88,843	33

Other liabilities	19,20,21	42,342	31,360	35

Total liabilities		1,694,472	1,510,673	12

Minority interests	22	5,334	4,073	31

Shareholders’ equity

Share capital		901	946	(5)

Share premium account		7,348	6,935	6

Net gains/(losses) not recognized in the income statement, net of tax		(1,644)	(983)	(67)

Revaluation reserve from step acquisitions		90	0

Retained earnings		37,455	36,641	2

Equity classified as obligation to purchase own shares		(96)	(49)	(96)

Treasury shares		(9,076)	(8,180)	(11)

Total shareholders’ equity		34,978	35,310	(1)

Total liabilities, minority interests and shareholders’ equity		1,734,784	1,550,056	12

Financial Statements

Statement of Changes in Equity

	For the year ended
CHF million	31.12.04	31.12.03	31.12.02

Issued and paid up share capital

Balance at the beginning of the year	946	1,005	3,589

Issue of share capital	2	2	6

Capital repayment by par value reduction [1]			(2,509)

Cancellation of second trading line treasury shares (2001 program)			(81)

Cancellation of second trading line treasury shares (2002 program)		(61)

Cancellation of second trading line treasury shares (2003 program)	(47)

Balance at the end of the year	901	946	1,005

Share premium

Balance at the beginning of the year, restated	6,935	12,641	14,408

Premium on shares issued and warrants exercised	379	92	157

Net premium/(discount) on treasury share and own equity derivative activity	26	(330)	285

Employee stock option plan	8

Cancellation of second trading line treasury shares (2001 program)			(2,209)

Cancellation of second trading line treasury shares (2002 program)		(5,468)

Balance at the end of the year	7,348	6,935	12,641

Net gains/(losses) not recognized in the income statement, net of taxes

Foreign currency translation

Balance at the beginning of the year	(1,644)	(849)	(769)

Movements during the year	(818)	(795)	(80)

Subtotal – balance at the end of the year	(2,462)	(1,644)	(849)

Net unrealized gains/(losses) on available-for-sale investments, net of taxes

Balance at the beginning of the year	805	946	1,035

Net unrealized gains/(losses) on available-for-sale investments	474	(108)	(144)

Impairment charges reclassified to the income statement	192	285	635

Realized gains reclassified to the income statement	(353)	(340)	(600)

Realized losses reclassified to the income statement	22	22	20

Subtotal – balance at the end of the year	1,140	805	946

Change in fair value of derivative instruments designated as cash flow hedges, net of taxes

Balance at the beginning of the year	(144)	(256)	(459)

Net unrealized gains/(losses) on the revaluation of cash flow hedges	(223)	116	(11)

Net realized (gains)/losses reclassified to the income statement	45	(4)	214

Subtotal – balance at the end of the year	(322)	(144)	(256)

Balance at the end of the year	(1,644)	(983)	(159)

Revaluation reserve from step acquisitions, net of taxes

New acquisitions	90

Balance at the end of the year	90

Retained earnings

Balance at the beginning of the year, restated	36,641	32,700	29,103

Net profit for the year	8,089	6,239	3,597

Dividends paid [1]	(2,806)	(2,298)

Cancellation of second trading line treasury shares (2003 program) [2]	(4,469)

Balance at the end of the year	37,455	36,641	32,700

Equity classified as obligation to purchase own shares

Balance at the beginning of the year, restated	(49)	(104)

Net movements	(47)	55	(104)

Balance at the end of the year	(96)	(49)	(104)

1 On 10 July 2002, UBS made a distribution of CHF 2.00 per share to shareholders which reduced the par value from CHF 2.80 to CHF 0.80 per share. Dividends of CHF 2.00 per share and CHF 2.60 per share were paid on 23 April 2003 and 20 April 2004, respectively.  2 The cancellation of second trading line treasury shares is now made against retained earnings. In prior years it was made against the share premium account.

Statement of Changes in Equity (continued)

	For the year ended
CHF million	31.12.04	31.12.03	31.12.02

Treasury shares, at cost

Balance at the beginning of the year	(8,180)	(7,131)	(3,377)

Acquisitions	(8,813)	(8,424)	(8,313)

Disposals	3,401)	1,846	2,269

Cancellation of second trading line treasury shares (2001 program)			2,290

Cancellation of second trading line treasury shares (2002 program)		5,529

Cancellation of second trading line treasury shares (2003 program)	4,516

Balance at the end of the year	(9,076)	(8,180)	(7,131)

Total shareholders’ equity	34,978	35,310	38,952

Shares issued
	For the year ended			% change from
Number of shares	31.12.04	31.12.03	31.12.02	31.12.03

Balance at the beginning of the year	1,183,046,764	1,256,297,678	1,281,717,499	(6)

Issue of share capital	3,293,413	2,719,166	3,398,869	21

Cancellation of second trading line treasury shares (2001 program)			(28,818,690)

Cancellation of second trading line treasury shares (2002 program)		(75,970,080)

Cancellation of second trading line treasury shares (2003 program)	(59,482,000)

Balance at the end of the year	1,126,858,177)	1,183,046,764	1,256,297,678	(5)

Treasury shares
	For the year ended			% change from
Number of shares	31.12.04	31.12.03	31.12.02	31.12.03

Balance at the beginning of the year	111,360,692	97,181,094	41,254,951	15

Acquisitions	96,139,004	116,080,976	110,710,741	(17)

Disposals	(44,492,725)	(25,931,298)	(25,965,908)	(72)

Cancellation of second trading line treasury shares (2001 program)			(28,818,690)

Cancellation of second trading line treasury shares (2002 program)		(75,970,080)		100

Cancellation of second trading line treasury shares (2003 program)	(59,482,000)

Balance at the end of the year	103,524,971	111,360,692	97,181,094	(7)

During the year a total of 59,482,000 shares acquired under the second trading line buyback program 2003 were cancelled. On 31 December 2004, a maximum of 3,533,012 shares can be issued against the exercise of options from former PaineWebber employee option plans. These shares are shown as conditional share capital in the UBS AG (Parent Bank) disclosure. Out of the total number of 103,524,971 treasury shares, 39,935,094 shares (CHF 3,543 million) have been repurchased for cancellation. The Board of Directors will propose to the Annual General Meeting on 21 April 2005 to reduce the outstanding number of shares and the share capital by the number of shares purchased for cancellation. All issued shares are fully paid.

Financial Statements

Statement of Cash Flows
	For the year ended
CHF million	31.12.04	31.12.03	31.12.02

Cash flow from/(used in) operating activities

Net profit	8,089	6,239	3,530

Adjustments to reconcile net profit to cash flow from/(used in) operating activities

Non-cash items included in net profit and other adjustments:

Depreciation of property and equipment	1,352	1,353	1,514

Amortization of goodwill and other intangible assets	964	943	2,460

Credit loss expense/(recovery)	(276)	72	115

Equity in income of associates	(65)	(123)	(7)

Deferred tax expense/(benefit)	3	489	(511)

Net loss/(gain) from investing activities	(475)	(63)	986

Net loss/(gain) from financing activities	1,203	115	(446)

Net (increase)/decrease in operating assets:

Net due from/to banks	(11,679)	42,921	(22,382)

Reverse repurchase agreements and cash collateral on securities borrowed	(42,975)	(101,381)	(944)

Trading portfolio and net replacement values	(19,834)	(52,197)	22,427

Loans/due to customers	10,035	38,638	(11,446)

Accrued income, prepaid expenses and other assets	(6,927)	(16,100)	2,875

Net increase/(decrease) in operating liabilities:

Repurchase agreements and cash collateral on securities lent	14,991	65,413	4,791

Accrued expenses and other liabilities	19,032	18,188	(4,754)

Income taxes paid	(1,336)	(1,104)	(572)

Net cash flow from/(used in) operating activities	(27,898)	3,403	(2,364)

Cash flow from/(used in) investing activities

Investments in subsidiaries and associates	(2,511)	(428)	(60)

Disposal of subsidiaries and associates	800	834	984

Purchase of property and equipment	(1,149)	(1,376)	(1,763)

Disposal of property and equipment	704	123	67

Net (investment in)/divestment of financial investments	686	2,317	2,153

Net cash flow from/(used in) investing activities	(1,470)	1,470	1,381

Statement of Cash Flows (continued)
	For the year ended
CHF million	31.12.04	31.12.03	31.12.02

Cash flow from/(used in) financing activities

Net money market paper issued/(repaid)	21,379	(14,737)	(26,206)

Net movements in treasury shares and own equity derivative activity	(4,999)	(6,810)	(5,605)

Capital issuance	2	2	6

Capital repayment by par value reduction			(2,509)

Dividends paid	(2,806)	(2,298)

Issuance of long-term debt, including financial liabilities designated at fair value	51,211	23,644	17,132

Repayment of long-term debt, including financial liabilities designated at fair value	(24,717)	(13,615)	(14,911)

Increase in minority interests [1]	102	755

Dividend payments to/purchase from minority interests	(332)	(278)	(377)

Net cash flow from/(used in) financing activities	39,840	(13,337)	(32,470)

Effects of exchange rate differences	(1,052)	(524)	(462)

Net increase/(decrease) in cash equivalents	9,420	(8,988)	(33,915)

Cash and cash equivalents, beginning of the year	73,356	82,344	116,259

Cash and cash equivalents, end of the year	82,776	73,356	82,344

Cash and cash equivalents comprise:

Cash and balances with central banks	6,036	3,584	4,271

Money market paper [2]	45,409	40,599	46,183

Due from banks maturing in less than three months	31,331	29,173	31,890

Total	82,776	73,356	82,344

Significant non-cash investing and financing activities

Hyposwiss, Zurich, deconsolidation

Financial investments			53

Property and equipment			18

Debt issued			63

Hirslanden Holding AG, Zurich, deconsolidation

Financial investments			3

Property and equipment			718

Goodwill and other intangible assets			15

Consolidation of special purpose entities

Debt issued			2,322

Provisions for reinstatement costs

Property and equipment		137

Motor-Columbus, Baden, from valuation at equity to full consolidation

Financial investments	644

Investments in associates	261

Property and equipment	2,083

Goodwill and other intangible assets	1,194

Debt issued	727

Minority interests	1,742

Investment funds transferred to other liabilities according to IAS 32

Minority interests	336

1 Includes issuance of trust preferred securities of CHF 372 million for the year ended 31 December 2003.  2 Money market paper is included in the balance sheet under Trading portfolio assets and Financial investments. CHF 13,242 million, CHF 6,430 million and CHF 10,475 million were pledged at 31 December 2004, 31 December 2003 and 31 December 2002, respectively.

Cash paid for interest during 2004 was CHF 18,614 million.

Financial Statements
Notes to the Financial Statements

Notes to the Financial Statements

Note 1 Summary of Significant Accounting Policies

a) Basis of accounting

UBS AG and subsidiaries (“UBS” or the “Group”) provide a broad range of financial services including advisory services, underwriting, financing, market-making, asset management, brokerage, and retail banking on a global level. The Group was formed on 29 June 1998 when Swiss Bank Corporation and Union Bank of Switzerland merged. The merger was accounted for using the uniting of interests method of accounting.
The consolidated financial statements of UBS (the “Financial Statements”) are prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (IASB), and stated in Swiss francs (CHF), the currency of the country in which UBS AG is incorporated. On 3 February 2005, the Board of Directors approved them for issue.

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

c) Consolidation

The Financial Statements comprise those of the parent company (UBS AG), its subsidiaries and certain special purpose entities, presented as a single economic entity. The effects of intragroup transactions are eliminated in preparing the Financial Statements. Subsidiaries and special purpose entities which are directly or indirectly controlled by the Group are consolidated, with the exception of certain employee benefit trusts (see also section ab). Subsidiaries acquired are consolidated from the date control is transferred to the Group. Subsidiaries to be divested are consolidated up to the date of disposal. Temporarily controlled entities that are acquired and held with a view to their subsequent disposal, are recorded as Financial investments.
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

The Group sponsors the formation of entities, which may or may not be directly or indirectly owned subsidiaries, for the purpose of asset securitization transactions and structured debt issuance, and to accomplish certain narrow and well defined objectives. These companies may acquire assets directly or indirectly from UBS or its affiliates. Some of these companies are bankruptcy-remote entities whose assets are not available to satisfy the claims of creditors of the Group or any of its subsidiaries. Such companies are consolidated in the Group’s Financial Statements when the substance of the relationship between the Group and the company indicates that the company is controlled by the Group. Certain transactions of consolidated entities meet the criteria for derecognition of financial assets, see section d) below. These transactions do not affect the consolidation status of an entity.

d) Derecognition

UBS enters into transactions where it transfers assets recognized on its balance sheet, but retains either all risks and rewards of the transferred assets or a portion of them. If all or substantially all risks and rewards are retained, the transferred assets are not derecognized from the balance sheet. Transfers of assets with retention of all or substantially all risks and rewards include, for example, securities lending and repurchase transactions described under paragraphs f) and g) below. Another example of a transaction where all risks and rewards are retained is where assets are sold to a third party with a concurrent total rate of return swap on the transferred assets. These types of transactions are accounted for as secured financing transactions similar to repurchase agreements.
In transactions where UBS neither retains nor transfers substantially all the risks and rewards of ownership of a financial asset, it derecognizes the asset if control over the asset is lost. The rights and obligations retained in the transfer are recognized separately as assets and liabilities as appropriate. In transfers where control over the asset is retained, the Group continues to recognize the asset to the extent of its continuing involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset.

In certain transactions, UBS retains rights to service a transferred financial asset for a fee. The transferred asset is derecognized in its entirety, if it meets the derecognition criteria. An asset or liability is recognized for the servicing rights, depending on whether the servicing fee is more than adequate to cover servicing expenses (asset) or is less than adequate for performing the servicing (liability).

e) Securitizations

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

f) Securities borrowing and lending

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

g) Repurchase and reverse repurchase transactions

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are generally treated as collateralized financing transactions. In reverse repurchase agreements, the cash advanced, including accrued interest, is recognized on the balance sheet as Reverse repurchase agreements. In repurchase agreements, the cash received, including accrued interest, is recognized on the balance sheet as Repurchase agreements.
Securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on or derecognized from the balance sheet, unless control of the contractual rights that comprise these se-

curities is obtained or relinquished. UBS monitors the market value of the securities received or delivered on a daily basis and provides or requests additional collateral in accordance with the underlying agreements.

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

h) Segment reporting

UBS’s financial businesses are organized on a worldwide basis into four Business Groups and the Corporate Center. Wealth Management & Business Banking is segregated into two segments, Wealth Management and Business Banking Switzerland. The Corporate Center also consists of two segments, Private Banks & GAM and Corporate Functions. The Industrial Holdings segment holds all industrial operations controlled by the Group. In total, UBS now reports eight business segments.
Segment income, segment expenses and segment performance include transfers between business segments and between geographical segments. Such transfers are conducted at arm’s length.

i) Foreign currency translation

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
Unrealized exchange differences on non-monetary financial assets (investments in equity instruments) are a component of the change in their entire fair value. For a non-monetary financial asset classified as held for trading, unrealized exchange differences are recognized in the income statement. For non-monetary Financial investments which are classified as available-for-sale, unrealized exchange differences are recorded directly in Shareholder’s equity until the asset is sold.
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

Financial Statements
Notes to the Financial Statements

j) Cash and cash equivalents

Cash and cash equivalents consist of Cash and balances with central banks, balances included in Due from banks that mature in less than three months, and Money market paper included in Trading portfolio assets and Financial investments.

k) Fee income

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
The following fee income is predominantly earned from services that are provided over a period of time: investment fund fees, fiduciary fees, custodian fees, portfolio and other management and advisory fees, insurance-related fees, credit-related fees and commission income. Fees predominantly earned from providing transaction-type services include underwriting fees, corporate finance fees, and brokerage fees.

l) Determination of fair value

The determination of fair values of financial assets and financial liabilities is based on quoted market prices or dealer price quotations for financial instruments traded in active markets. For all other financial instruments fair value is determined by using valuation techniques. Valuation techniques include net present value techniques, the discounted cash flow method, comparison to similar instruments for which market observable prices exist, and valuation models. UBS uses widely recognized valuation models for determining fair value of common and more simple financial instruments like options and interest rate and currency swaps. For these financial instruments, inputs into models are market observable.
For more complex instruments, UBS uses proprietary models, which usually are developed from recognized valuation models. Some or all of the inputs into these models may not be market observable, and are derived from market prices or rates or estimated based on assumptions. When entering into a transaction, the financial instrument is initially recognized at the transaction price, which is the best indicator of fair value, although the value obtained from the valuation model may differ from the transaction price. This initial difference, usually an increase, in fair value indicated by valuation techniques is recognized in income depending upon the individual facts and circumstances of each transaction and not later than when the market data becomes observable.
The value produced by a model or other valuation technique is adjusted to allow for a number of factors as appropriate, be-
cause valuation techniques cannot appropriately reflect all factors market participants take into account when entering into a transaction. Valuation adjustments are recorded to allow for model risks, bid-ask spreads, liquidity risks, as well as other factors. Management believes that these valuation adjustments are necessary and appropriate to fairly state financial instruments carried at fair value on the balance sheet.

m) Trading portfolio

Trading portfolio assets consist of money market paper, other debt instruments, including traded loans, equity instruments, precious metals and commodities which are owned by the Group (“long” positions). Trading portfolio liabilities consist of obligations to deliver trading securities such as money market paper, other debt instruments and equity instruments which the Group has sold to third parties but does not own (“short” positions).
The trading portfolio is carried at fair value. Gains and losses realized on disposal or redemption and unrealized gains and losses from changes in the fair value of trading portfolio assets or liabilities are reported as Net trading income. Interest and dividend income and expense on trading portfolio assets or liabilities are included in Interest and dividend income or Interest and dividend expense, respectively.
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

n) Financial instruments designated as held at fair value through profit and loss

UBS has a substantial portion of its compound debt instruments classified as held at fair value through profit and loss. These liabilities are presented in a separate line on the face of the balance sheet. A small amount of financial assets has also been classified as held at fair value through profit and loss, and they are likewise presented in a separate line. A financial instrument may be designated at inception as held at fair value through profit and loss and can subsequently not be changed. The fair value designation was made possible as part of the transition to the revised IAS 39, which UBS adopted on 1 January 2004. The Group designated approximately CHF 35.3 billion of existing compound debt instruments as held at fair value through profit and loss at 1 January 2004. All fair value changes related to financial instruments held at fair value through profit and loss are recognized in Net trading income.

o) Derivative instruments and hedging

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
At the time a financial instrument is designated as a hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s). Documentation includes its risk management objectives and its strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. Accordingly, the Group formally assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives have been “highly effective” in offsetting changes in the fair value or cash flows of the hedged items. A hedge is normally regarded as highly effective if, at inception and throughout its life, the Group can expect, and actual results indicate, that changes in the fair value or cash flows of the hedged item are effectively offset by the changes in the fair value or cash flows of the hedging instrument, and actual results are within a range of 80% to 125%. In the case of hedging a forecast transaction, the transaction must have a high probability of occurring and must present an exposure to variations in cash flows that could ultimately affect reported net profit or loss. The Group discontinues hedge accounting when it is determined that: a derivative is not, or has ceased to be, highly effective as a hedge; when the derivative expires, or is sold, terminated, or exercised; when the hedged item matures or is sold or repaid; or when a forecast transaction is no longer deemed highly probable.
Hedge ineffectiveness represents the amount by which the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged item or the amount by which changes in the cash flow of the hedging derivative differ from changes (or expected changes) in the cash flow of the hedged item. Such gains and losses are recorded in current period earnings in Net trading income, as are gains and losses on components of a hedging derivative that are excluded from assessing hedge effectiveness.
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
A fair value gain or loss associated with the effective portion of a derivative designated as a cash flow hedge is recognized initially in Shareholders’ equity. When the cash flows that the derivative is hedging materialize, resulting in income or expense, then the associated gain or loss on the hedging derivative is simultaneously transferred from Shareholders’ equity to the corresponding income or expense line item.
If a cash flow hedge for a forecast transaction is deemed to be no longer effective, or the hedge relationship is terminated, the cumulative gain or loss on the hedging derivative previously reported in Shareholders’ equity remains in Shareholders’ equity until the committed or forecast transaction occurs, at which point it is transferred from Shareholders’ equity to the income statement.
Derivative instruments transacted as economic hedges but not qualifying for hedge accounting are treated in the same way as derivative instruments used for trading purposes, i. e. realized and unrealized gains and losses are recognized in Net trading income. In particular, the Group has entered into economic hedges of credit risk within the loan portfolio using credit default swaps to which it can not apply hedge accounting. In the event that the Group recognizes an impairment on a loan that is economically hedged in this way, the impairment is recognized in Credit loss expense whereas any gain on the credit default swap is recorded in Net trading income – see Note 23 for additional information.
A derivative may be embedded in a “host contract”. Such combinations are known as compound instruments and arise predominantly from the issuance of certain structured debt instruments. If the host contract is not carried at fair value with changes in fair value reported in net profit or loss, the embedded derivative is separated from the host contract and accounted for as a standalone derivative instrument at fair value if, and only if, the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract and the embedded derivative actually meets the definition of a derivative.

p) Loans

Loans include loans originated by the Group where money is provided directly to the borrower, participation in a loan from another lender and purchased loans that are not quoted in an active market and for which no intention of immediate or short-term resale exists. Originated and purchased loans which are intended to be sold in the short term are recorded as Trading portfolio assets.

Financial Statements
Notes to the Financial Statements

Loans are recognized when cash is advanced to borrowers. They are initially recorded at fair value, which is the cash given to originate the loan, including any transaction costs, and are subsequently measured at amortized cost using the effective interest rate method.
Interest on loans is included in Interest earned on loans and advances and is recognized on an accrual basis. Fees and direct costs relating to loan origination, re-financing or restructuring and to loan commitments are deferred and amortized to Interest earned on loans and advances over the life of the loan using the straight-line method which approximates the effective interest rate method. Fees received for commitments which are not expected to result in a loan are included in Credit-related fees and commissions over the commitment period. Loan syndication fees where UBS does not retain a portion of the syndicated loan are credited to commission income.

q) Allowance and provision for credit losses

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
Allowances and provisions for credit losses are evaluated at a counterparty-specific level and collectively based on the following principles:
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
The estimated recoverable amount is the present value, using the loan’s original effective interest rate, of expected future cash flows, which may result from restructuring or liquidation. Impairment is measured and allowances for credit losses are established for the difference between the carrying amount and the estimated recoverable amount.
Upon impairment, the accrual of interest income based on the original terms of the claim is discontinued, but the increase of the present value of impaired claims due to the passage of time is reported as interest income.
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
A loan is classified as non-performing when the payment of interest, principal or fees is overdue by more than 90 days and there is no firm evidence that they will be made good by later payments or the liquidation of collateral, or when insolvency proceedings have commenced, or when obligations have been restructured on concessionary terms.
Collectively: all loans for which no impairment is identified on a counterparty-specific level are grouped into economically homogeneous portfolios to collectively assess whether impairment exists within a portfolio. Allowances from collective assessment of impairment are recognized as credit loss expense and result in an offset to the loan position. As the allowance cannot be allocated to individual loans, interest is accrued on all loans according to contractual terms.
Where, in management’s opinion, it is probable that some claims may be affected by systemic crisis, transfer restrictions or non-enforceability, country allowances and provisions for probable losses are established. They are based on country-specific scenarios, taking into consideration the nature of the individual exposures, but excluding those amounts covered by counterparty-specific allowances and provisions. Such country allowances and provisions are part of the collectively assessed loan loss allowances and provisions.

r) Financial investments

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

s) Property and equipment

Property and equipment includes own-used properties, investment properties, leasehold improvements, IT, software and communication, plant and manufacturing equipment, and other machines and equipment.
Own-used property is defined as property held by the Group for use in the supply of services or for administrative purposes whereas investment property is defined as property held to earn rentals and/or for capital appreciation. If a property of the Group includes a portion that is own-used and another portion that is held to earn rentals or for capital appreciation, the classification is based on whether or not these portions can be sold separately. If the portions of the property can be sold separately they are accounted for as own-used property and investment property. If the portions cannot be sold separately, the whole property is classified as own-used property unless the portion used by the bank is minor. The classification of property is reviewed on a regular basis to account for major changes in its usage.
Leasehold improvements are investments made to customize buildings and offices occupied under operating lease contracts to make them suitable for the intended purpose. The present value of estimated reinstatement costs to bring a leased property into its original condition at the end of the lease, if required, is capitalized as part of the total leasehold improvements costs. At the same time, a corresponding liability is recognized to reflect the obligation incurred. Reinstatement costs are recognized in profit and loss through depreciation of the capitalized leasehold improvements over their estimated useful life.
Software development costs are capitalized when they meet certain criteria relating to identifiability, it is probable that future economic benefits will flow to the enterprise, and the cost can be measured reliably. Internally developed software meeting these criteria and purchased software are classified within IT, software and communication.
Plant and manufacturing equipment include primarily thermal and hydro power plants and power transmission grids and equipment. The useful life is estimated based on the economic utilization of the asset, or for power plants on the end of operating life.
With the exception of investment properties, Property and equipment is carried at cost less accumulated depreciation and accumulated impairment losses. Property and equipment is periodically reviewed for impairment.
Property and equipment is depreciated on a straight-line basis over its estimated useful life as follows:

Properties, excluding land	Not exceeding 50 years

Leasehold improvements	Residual lease term,
but not exceeding 10 years

Other machines and equipment	Not exceeding 10 years

IT, software and communication	Not exceeding 5 years

Plant and manufacturing equipment:

- Power plants	25 to 80 years

- Transmission grids and equipment	15 to 40 years

Property formerly own-used or leased to third parties under an operating lease, which the Group has decided to dispose of, and foreclosed property are defined as Properties held for resale and recorded in Other assets. They are carried at the lower of cost or recoverable value.

Investment property is carried at fair value with changes in fair value recognized in the income statement in the period of change. UBS employs internal real estate experts who determine the fair value of investment property by applying recognized valuation techniques. In cases where prices of recent market transactions of comparable properties are available, fair value is determined by reference to these transactions.

t) Goodwill and other intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of net identifiable assets of the acquired entity at the date of acquisition.
Other intangible assets are comprised of separately identifiable intangible items arising from acquisitions and certain purchased trademarks and similar items.
Goodwill and other intangible assets are recognized on the balance sheet at cost determined at the date of acquisition and are amortized using the straight-line method over their estimated useful economic life, not exceeding 20 years. At each balance sheet date, goodwill and other intangible assets are reviewed for indications of impairment or changes in estimated future benefits. If such indications exist, an analysis is performed to assess whether the carrying amount of goodwill or other intangible assets is fully recoverable. A write-down is made if the carrying amount exceeds the recoverable amount.

Financial Statements
Notes to the Financial Statements

With the introduction of IFRS 3 Business Combinations goodwill acquired in business combinations entered into after 31 March 2004 is not amortized, but tested annually for impairment. The impairment test is conducted at the segment level as reported in Note 2. The segment has been determined as the cash generating unit for impairment testing purposes as this is the level at which the performance of an investment is reviewed and assessed by management. During 2004, UBS recorded goodwill of CHF 631 million from business combinations entered into after 31 March 2004.

Intangible assets are classified into two categories: Infrastructure, and Customer relationships, contractual rights and other. Infrastructure includes one intangible asset recognized in connection with the acquisition of PaineWebber Group, Inc. Customer relationships, contractual rights and other include customer relationship intangibles from acquisition of financial services businesses as well as from the acquisition of Motor-Columbus, where other contractual rights from delivery and supply contracts were identified. These contractual rights are amortized over the remaining contract terms, which are up to 25 years. The most significant contract, however, is amortized over its remaining contract life of seven years, which is the shortest remaining life of all contractual rights recognized.

u) Income taxes

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
Current as well as deferred tax assets and liabilities are offset when they arise from the same tax reporting group and relate to the same tax authority and when the legal right to offset exists.
Current and deferred taxes are recognized as income tax benefit or expense except for (i) deferred taxes recognized or disposed of upon the acquisition or disposal of a subsidiary, and (ii) unrealized gains or losses on available-for-sale investments and changes in fair value of derivative instruments designated as cash flow hedges, which are recorded net of taxes in Net gains or losses not recognized in the income statement within Shareholders’ equity.

v) Debt issued

Debt issued is initially measured at fair value, which is the consideration received, net of transaction costs incurred. Subsequent measurement is at amortized cost, using the effective interest rate method to amortize cost at inception to the redemption value over the life of the debt.
Compound debt instruments that are related to non-UBS AG equity instruments, foreign exchange, credit instruments or indices are considered structured instruments. If such instruments have not been designated at fair value through profit and loss, the embedded derivative is separated from the host contract and accounted for as a standalone derivative if the criteria for separation are met. The host contract is subsequently measured at amortized cost. For most of its structured debt instruments, UBS has designated them as held at fair value through profit and loss, see section n).
Debt instruments with embedded derivatives that are related to UBS AG shares or to a derivative instrument that has UBS AG shares as underlying are separated into a liability and an equity component at issue date, if they require physical settlement. Initially, a portion of the net proceeds from issuing the compound debt instrument is allocated to the debt component based on its fair value. The determination of fair value is generally based on quoted market prices for UBS debt instruments with comparable terms. The liability component is subsequently measured at amortized cost. The remaining amount is allocated to the equity component and reported in Share premium account. Subsequent changes in fair value of the separated equity component are not recognized. However, if the compound instrument or the embedded derivative related to UBS AG shares is cash settled or if it contains a settlement alternative, then the separated derivative is accounted for as a trading instrument with changes in fair value recorded in income or the entire compound instrument is designated as held at fair value through profit and loss.
It is the Group’s policy to hedge the fixed interest rate risk on debt issues (except for certain subordinated long-term note issues, see Note 30a), and apply fair value hedge accounting. When hedge accounting is applied to fixed rate debt instruments, the carrying values of debt issues are adjusted for changes in fair value related to the hedged exposure rather than carried at amortized cost. See o) Derivative instruments and hedging for further discussion.
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

w) Treasury shares and contracts on UBS shares

UBS AG shares held by the Group are classified in Shareholders’ equity as Treasury shares and accounted for at weighted average cost. The difference between the proceeds from sales of treasury shares and their cost (net of tax, if any) is classified as Share premium.
Contracts that require physical settlement in UBS AG shares are classified as Shareholders’ equity and reported as Share premium. Upon settlement of such contracts the proceeds received, less cost (net of tax, if any), are reported as Share premium.
Contracts on UBS AG shares that require net cash settlement or provide for a choice of settlement are classified as trading instruments, with the changes in fair value reported in the income statement.
An exception to this treatment is physically settled written put options and forward share purchase contracts, including contracts where physical settlement is a settlement alternative. In both cases the present value of the obligation to purchase own shares in exchange for cash is transferred out of Shareholders’ equity and recognized as a liability at inception of a contract. The liability is subsequently accreted, using the effective interest rate method, over the life of the contract to the nominal purchase obligation by recognizing interest expense. Upon settlement of a contract, the liability is derecognized and the amount of equity originally transferred to liability is reclassified within Shareholders’ equity to Treasury shares. The premium received for writing put options is recognized directly in Share premium.

x) Retirement benefits

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

The unrecognized actuarial gains and losses exceeding the greater of these two values are recognized in the income statement over the expected average remaining working lives of the employees participating in the plans.

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

y) Equity participation plans

UBS provides various equity participation plans in the form of stock plans and stock option plans. UBS generally uses the intrinsic value method of accounting for such awards. Consequently, compensation expense is measured as the difference between the quoted market price of the stock at the grant date less the amount, if any, that the employee is required to pay, or by the excess of stock price over option strike price, if any. The Group’s policy is to recognize compensation expense for equity awards in the performance year.

z) Earnings per share (EPS)

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

aa) Changes in accounting policies and comparability

Financial instruments
On 1 January 2004, UBS adopted revised IAS 32 Financial Instruments: Disclosure and Presentation and revised IAS 39 Financial Instruments: Recognition and Measurement which were applied retrospectively to all financial instruments affected within the context of the two standards with the exception of the guidance relating to derecognition of financial assets and liabilities and, in part, recognition of Day 1 profit and loss, which were applied prospectively. As a result of adopting the revised standards, UBS has restated prior period comparative information.
Revised IAS 32 amended the accounting for certain derivative contracts linked to an entity’s own shares. Physically settled written put options and forward purchase contracts with UBS shares as underlying are recorded as liabilities, see section w). UBS currently has physically settled written put options linked to own shares that are now accounted for as liabilities. Liabilities of CHF 96 million at 31 December 2004, and CHF 49 million at 31 December 2003 were debited to Shareholders’ equity due to written options. The impact on the income statement of all periods presented is insignificant. All other existing derivative contracts linked to own shares are accounted for as derivative instruments and are carried at fair value on the balance sheet under Positive replacement values or Negative replacement values.

Financial Statements
Notes to the Financial Statements

Revised IAS 32 provides that netting is permitted only if, in addition to all other netting conditions, normal settlement is intended to take place on a net basis. In general, that condition is not met for derivative instruments and therefore replacement values are now reported on a gross basis. In the 31 December 2003 balance sheet, replacement values of CHF 165,050 million that were previously offset are now reported gross.

Revised IAS 39 permits any financial instrument to be designated at inception, or at adoption of revised IAS 39, as carried at fair value through profit and loss. Upon adoption of revised IAS 39, UBS made that designation for the majority of its compound instruments issued. Previously, UBS separated the embedded derivative from the host contract and accounted for the separated derivative as a trading instrument. The amounts are now included on the balance sheet within the line item Financial liabilities designated at fair value, with amounts of CHF 65,756 million at 31 December 2004 and CHF 35,286 million at 31 December 2003 being reported in that new line. Also, at 31 December 2004 assets in the amount of CHF 653 million are reported in the new line Financial assets designated at fair value. At 31 December 2003, no financial assets were designated as held at fair value.
The guidance governing recognition and derecognition of a financial asset is considerably more complex under revised IAS 39 than previously and requires a multi-step decision process to determine whether derecognition is appropriate. See section d) for a discussion of the accounting policies regarding derecognition. As a result, certain transactions are now accounted for as secured financing transactions instead of purchases or sales of trading portfolio assets with an accompanying swap derivative. The provisions of this guidance were applied prospectively as of 1 January 2004.
The effect of restating the income statement due to the adoption of revised IAS 32 and 39 on the comparative prior periods is a reduction of net profit by CHF 82 million for 2003 and a reduction of CHF 24 million for 2002.

Investment properties

Effective 1 January 2004, UBS changed its accounting policy for investment property from historical cost less accumulated depreciation to the fair value model. All changes in the fair value of investment property are now recognized in the income statement, and depreciation expense is no longer recorded. Investment property is defined as property held exclusively to earn rental income and benefit from appreciation in value. Fair value of investment property is determined by appropriate valuation techniques employed in the real estate industry, taking into account the specific circumstances for each item. This change required restatement of the 2003 and 2002 comparative financial years. The effects of the restatement were a reduction of net profit by CHF 64 million in 2003, and an increase of net profit by CHF 19 million in 2002.

Credit losses incurred on OTC derivatives

Effective 1 January 2004, the method of accounting for credit losses incurred on over the counter (OTC) derivatives has been changed. All such credit losses are now reported in net trading income and are no longer reported in credit loss expense. This change did not affect net profit or earnings per share results. It did, however, affect segment reporting, as losses reported as credit loss expense were previously deferred over a three-year period in the Business Group segment reporting, whereas under the changed method of accounting, losses in trading income are not subject to such a deferral. In the segment report, therefore, losses on OTC derivatives are now reported as they are incurred. This change in accounting method affected, to a minor extent, certain balance sheet lines at 31 December 2003, which have been restated to conform to the current year presentation. The changed method of accounting had the following impact on the performance before tax of our Business Groups: In 2003, it reduced Wealth Management & Business Banking’s pre-tax performance by CHF 8 million. It raised the Investment Bank’s by CHF 37 million while Corporate Functions’ fell by CHF 29 million. In 2002, the changed method lowered the Investment Bank’s pre-tax performance by CHF 28 million and raised Corporate Functions’ by CHF 28 million.

Segment reporting

On 1 July 2004, UBS purchased an additional 20% interest in Motor-Columbus AG, which increased its overall ownership stake to 55.6% percent. Motor-Columbus has been consolidated as of 1 July 2004, when UBS gained control over the company. Due to its size and nature of business – production, distribution and trading of electricity – a new business segment, Industrial holdings, was added, in which Motor-Columbus is reported.
As at 1 January 2003, the five private label banks (three of which were subsequently merged into one bank) owned by UBS were transferred out of Wealth Management & Business Banking into Corporate Center. At the same time, GAM was transferred out of Global Asset Management into Corporate Center. The two businesses formed the Private Banks & GAM segment, whereas the remainder of Corporate Center is reported as the Corporate Functions segment. Also, Wealth Management & Business Banking is reported as two segments, Wealth Management and Business Banking Switzerland. As at 1 January 2002, Wealth Management USA was separated from Investment Bank and became a standalone Business Group.
Note 2 to these Group Financial Statements reflects the new segment reporting structure. In all applicable instances, prior period comparative amounts of the affected Business Groups have been restated to conform to the current year presentation.

Business combinations

On 1 April 2004, UBS adopted IFRS 3 Business Combinations for all business combinations entered into after 31 March 2004. Subsequent to the adoption of the new standard, UBS has entered into and completed a number of business combinations that were all accounted for under the new standard. The most significant change under the new standard is that goodwill is no longer amortized over its estimated useful life but instead tested annually for impairment. Accordingly, no amortization expense has been recognized for goodwill of CHF 631 million recognized on the balance sheet related to business combinations entered into after 1 April 2004. Intangible assets may be assigned an indefinite useful life, if supportable based on facts and circumstances. These intangibles are not amortized, but tested periodically for impairment.
In a step acquisition, where control over a subsidiary is achieved in stages, or where additional shares of a subsidiary are purchased from minority owners, all assets and liabilities of that entity, excluding goodwill, are remeasured to fair value as of the acquisition date of the latest share transaction. The revaluation difference on the existing ownership interest from the carrying value to the newly established fair value is recorded directly in Shareholders’ equity. As a consequence of remeasuring all assets and liabilities to fair value, minority interests are also carried at fair value of net assets excluding goodwill. Previously, only the percentage of assets and liabilities was increased to fair value by which the ownership interest was increased. Existing ownership interests were kept at their carryover basis. Other relevant changes in accounting for business combinations are that liabilities incurred for restructuring and integration of newly acquired businesses must be expensed as incurred, unless they were a pre-acquisition contingency of the acquired business. Previously, liabilities incurred for restructuring and integration could be recognized in purchase accounting, if they met certain criteria, increasing goodwill recognized. Contingent liabilities of an acquired business have to be recognized on the balance sheet at their fair value in purchase accounting, if fair value is determinable. Previously, contingent liabilities were not recognized.
The accounting for business combinations entered into before 31 March 2004 was not affected by the new standard.

Amended IAS 19, Employee Benefits

UBS adopted in 2002 the amended standard IAS 19 Employee Benefits. The amendments introduce an asset ceiling provision that applies for defined benefit plans that have a surplus of plan assets over benefit obligations. The implementation of the amended standard had no material impact.

Change in treatment of corporate client assets

Effective 1 January 2004, UBS re-classified corporate client assets of Business Banking Switzerland (except for pension funds) to exclude them from invested assets. This change was made because UBS has a minimal advisory role for such clients and asset flows are often driven more by liquidity requirements than pure investment reasons. This change reduced invested assets at 31 December 2003 by approximately CHF 76 billion and increased net new money for 2003 by CHF 7.5 billion.

ab) International Financial Reporting Standards to be adopted in 2005

IASB Improvements Project
In December 2003, the IASB issued 15 revised International Accounting Standards under its Improvement Project in an attempt to clarify language, to remove inconsistencies and to achieve convergence with other accounting standards, notably US GAAP. All revised standards are effective for financial years beginning on or after 1 January 2005. Two of these 15 improved standards, IAS 32 and IAS 39, were adopted early at the beginning of 2004. Two of the remaining 13 improved standards will have a significant impact on UBS, which are IAS 27 Consolidated and Separate Financial Statements and IAS 28 Investments in Associates.
IAS 27 has been amended to eliminate the exemption from consolidating a subsidiary where control is exercised temporarily. UBS has several private equity investments where it owns a controlling interest, which are classified and accounted for as Financial investments available-for-sale, which will be required to be consolidated. UBS will adopt IAS 27 on 1 January 2005 with retrospective restatement of comparative prior years 2004 and 2003. The effect of the adoption and consolidating these investments will be as follows: At 1 January 2003, equity including minority interests are reduced by CHF 723 million, representing the difference between the carrying value as Financial investments available-for-sale and the value on a consolidated basis. Consolidation will lead to recognition of total assets in the amount of CHF 1.7 billion and CHF 2.9 billion at 31 December 2004 and 2003, respectively. Significant balance sheet line items affected will include Property and equipment, Intangible assets, Goodwill and Other assets. These investments generated additional income of CHF 3.8 billion and CHF 4.1 billion in 2004 and 2003, respectively and additional net profit of CHF 92 million and CHF 86 million in 2004 and 2003, respectively.
IAS 28 has been amended in the same way as IAS 27 to eliminate the exemption from equity method accounting for investments that are held exclusively for disposal. UBS will adopt the IAS 28 amendment on 1 January 2005 with retrospective restatement of comparative prior years 2004 and 2003. Certain private equity investments where UBS has a significant influence will be equity accounted for commencing 1 January 2005. Applying the equity method of accounting for these investments will have the following effects: At 1 January 2003, equity is debited by CHF 266 million, representing the difference between the carrying value as Financial investments available-for-sale versus the value on an equity method basis. The carrying value of these equity method investments will be CHF 248 million and CHF 393 million at 31 December 2004 and 2003, respectively, which includes equity in losses of CHF 55 million and gains of CHF 10 million recognized in the income statement in 2004 and 2003, respectively. Gains on sale recognized in 2004 and 2003 will be CHF 1 million and zero, respectively. When accounted for as Financial investments, gains on sale recognized were CHF 70 million in 2004 and CHF 34 million in 2003.

Financial Statements
Notes to the Financial Statements

In 2005, these entities, along with all other investments made by the Private Equity business unit, will be reclassified from the Investment Bank segment to the Industrial Holdings segment. In addition, seven of the newly consolidated investments held at 1 January 2003 were sold during 2003 and 2004 and will be presented as discontinued operations in the restated comparative prior periods in accordance with IFRS 5 which is discussed below. Gain on sale in the amount of CHF 90 million and CHF 194 million have been reported related to private equity investments sold in 2004 and 2003, respectively. On a restated basis, the net profit from discontinued operations related to these entities will be CHF 145 million and CHF 186 million in 2004 and 2003, respectively.

UBS also has employee benefit trusts that are used in connection with share-based payment arrangements and deferred compensation schemes. In connection with the issuance of IFRS 2, the IFRIC amended SIC 12 Consolidation – Special Purpose Entities, an interpretation of IAS 27, to eliminate the scope exclusion for equity compensation plans. Therefore, pursuant to the criteria set out in SIC 12, an entity that controls an employee benefit trust (or similar entity) set up for the purposes of a share-based payment arrangement will be required to consolidate that trust. Consolidating these trusts will have the following effects: At 1 January 2003, no adjustment to opening retained earnings is made as assets and liabilities of the trust are equal. Consolidation will lead to recognition of total assets in the amount of CHF 1.1 billion and CHF 1.3 billion and liabilities of CHF 1.1 billion and CHF 1.3 billion at 31 December 2004 and 2003, respectively. The amount of treasury shares will increase by CHF 2,029 million and CHF 1,474 million at 31 December 2004 and 2003, respectively. The weighted average number of treasury shares held by these trusts was 22,995,954 in 2004 and 30,792,147 in 2003, thus decreasing the numerator to calculate basic earnings per share. The reduction in weighted average shares outstanding will increase basic earnings per share, but have no impact on diluted earnings per share, as the additional treasury shares will be fully added back for calculating diluted earnings per share.
All other revised standards under the Improvement Project will primarily affect presentation and disclosure, but not recognition and measurement of assets and liabilities, and will therefore not have a material impact on the financial statements. The two most significant presentation differences relate to minority interests and earnings per share. Beginning 2005, Net profit and Equity will be presented including minority interests. Net profit will be allocated to net profit attributable to UBS shareholders and attributable to minority interests on the face of the income statement. Earnings per share will continue to be presented based on net profit attributable to UBS shareholders, but will be allocated to earnings per share from continuing operations and from discontinued operations.

IFRS 2 Share-based Payment

In February 2004, the IASB issued IFRS 2 Share-based Payment, which requires share-based payments made to employees and non-employees to be recognized in the financial statements based on the fair value of these awards measured at the date of grant. UBS will adopt the new standard on 1 January 2005 and fully restate the two comparative prior years. In accordance with IFRS 2, UBS will apply the new requirements of the standard to all prior period awards that impact income statements commencing 2003. This includes all unvested equity settled awards and all outstanding cash settled awards at 1 January 2003. The effects of restatement are as follows: The opening balance of retained earnings at 1 January 2003 will be credited by CHF 559 million. Additional compensation expense of zero and CHF 558 million will be recognized in 2004 and 2003, respectively. The change in compensation expense is attributable to the first-time recognition of compensation expense for the fair value of share options, as well as the recognition of expense for share awards over the vesting period. Previously, share awards were recognized as compensation expense in the performance year, which is generally the year prior to grant. The reason for the zero impact in 2004 is that a significantly higher amount of bonus payments were made in the form of restricted stock rather than cash. The reversal of compensation expense attributable to these share payments offset the effect from recognizing options at fair value and share awards made prior to 2004 over the vesting period.
UBS will introduce a new valuation model to determine the fair value of share options granted in 2005 and later. Share options granted in 2004 and earlier will not be affected by this change in valuation model. As part of the implementation of IFRS 2, UBS thoroughly reviewed the option valuation model employed in the past by comparing it to alternative models. As a result of this review, a valuation model was identified that better reflects the exercise behavior of employees and the specific terms and conditions under which the share options are granted. Concurrent with the introduction of the new model, UBS will use implied instead of historic volatility as input into the new model.

IFRS 3 Business Combinations, IAS 36 Impairment of Assets and IAS 38 Intangible Assets

On 31 March 2004, the IASB issued IFRS 3 Business Combinations, revised IAS 36 Impairment of Assets, and revised IAS 38 Intangible Assets. UBS adopted the standards on 1 April 2004. Under the transitional requirements of IFRS 3, goodwill recognized in business combinations after 31 March 2004 will no longer be amortized over its estimated useful life but be tested annually for impairment. Goodwill existing at 31 March 2004 will cease to be amortized as of 1 January 2005 and reviewed annually for impairment. UBS recorded goodwill amortization expense of CHF 713 million in 2004 and CHF 756 million in 2003. Intangible assets acquired in a business combination must be recognized separately from goodwill, if they meet the recognition criteria. UBS will reclassify the trained workforce intangible recognized in connection with the acquisition of PaineWebber with a book value of CHF 1,010 million to Goodwill at 1 January 2005.

IFRS 4 Insurance Contracts

On 31 March 2004, the IASB issued IFRS 4 Insurance Contracts. The standard applies to all insurance contracts written and to reinsurance contracts held. It requires that insurance contracts that include a deposit component, are separated into the deposit and the insurance component. UBS will adopt the new standard as of 1 January 2005 and apply it to its insurance contracts. The new standard will not have a material effect on the financial statements.

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

On 31 March 2004, the IASB issued IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. The standard requires that non-current assets or disposal groups be classified as held for sale if their carrying amount is recovered principally through a sale transaction rather than through continuing use. Such assets are measured at the lower of carrying amount and fair value less costs to sell and are classified separately from other assets in the balance sheet. Netting of assets and liabilities is not permitted. Discontinued operations are presented on the face of the income statement as a single amount comprising the total of the net profit or loss of discontinued operations and the after tax gain or loss recognized on the sale or the measurement to fair value less costs to sell of the net assets constituting the discontinued operations.
IFRS 5 provides certain criteria to be met for a component of an entity to be defined as a discontinued operation. Certain private equity investments meet this definition and will be reclassified as discontinued operations. UBS will adopt the new standard on 1 January 2005 and restate comparative prior years 2004 and 2003. While the impact on the financial statements will not be material, the income statement will be divided into two sections; net income from continuing operations and net income from discontinued operations.

Note 2a Segment Reporting by Business Group

UBS’s financial businesses are organized on a worldwide basis into four Business Groups and the Corporate Center. Wealth Management & Business Banking is segregated into two segments, Wealth Management and Business Banking Switzerland. The Corporate Center also consists of two segments, Private Banks & GAM and Corporate Functions. The Industrial Holdings segment holds all industrial operations controlled by the Group. In total, UBS now reports eight business segments.

Wealth Management & Business Banking

Wealth Management & Business Banking comprises two segments. Wealth Management offers a comprehensive range of products and services individually tailored to affluent international and Swiss clients, operating from offices around the world. Business Banking Switzerland provides individual and corporate clients in Switzerland with a complete portfolio of banking and securities services, focused on customer service excellence, profitability and growth, by using a multi-channel distribution. The two segments share technological and physical infrastructure, and have joint departments supporting major functions such as e-commerce, financial planning and wealth management, investment policy and strategy.

Global Asset Management

Global Asset Management provides investment products and services to institutional investors and wholesale intermediaries around the globe. Clients include corporate and public pension plans, financial institutions and advisors, central banks as well as charities, foundations and individual investors.

Investment Bank

Investment Bank operates globally as a client-driven investment banking and securities firm providing innovative prod-
ucts, research, advice and complete access to the world’s capital markets for intermediaries, governments, corporate and institutional clients and other parts of UBS. Investment Bank also manages the private equity business, investing UBS and third-party funds, primarily in unlisted companies.

Wealth Management USA

Wealth Management USA is a US financial services firm providing sophisticated wealth management services to affluent US clients through a highly trained financial advisor network.

Corporate Center

Corporate Center comprises two segments. Corporate Functions ensures that the Business Groups operate as a coherent and effective whole with a common set of values and principles in such areas as risk management and control, financial reporting, marketing and communications, funding, capital and balance sheet management, management of foreign exchange earnings and information technology infrastructure. Private Banks & GAM holds our private label banks and GAM, which provide clients with a complete range of private banking services in Switzerland and specialized asset management services, respectively.

Industrial Holdings

The Industrial Holdings segment was established in third quarter 2004 to house the non-financial businesses of UBS. At this stage, results include Motor-Columbus, in which UBS acquired an additional 20% stake on 1 July 2004, bringing the total stake to 55.6%. Motor-Columbus is a financial holding company whose only significant asset is a 59.3% interest in the Atel Group. Atel is a European energy provider focused on domestic and international power generation, electricity transmission, energy services as well as electricity trading and marketing.

Financial Statements
Notes to the Financial Statements

Note 2a Reporting by Business Group (continued)

For the year ended 31 December 2004

CHF million

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at arm’s length.

Income [2]

Credit loss (expense)/recovery

Total operating income

Personnel expenses

General and administrative expenses

Services to/from other business units

Depreciation

Amortization of goodwill and other intangible assets [3]

Goods and materials purchased

Total operating expenses

Business Group performance before tax

Tax expense

Net profit before minority interests

Minority interests

Net profit

Additional information [4]

Total assets

Total liabilities and minority interests

Capital expenditure

Management reporting based on expected credit loss

For internal management reporting purposes, we measure credit loss using an expected loss concept. This table shows Business Group performance consistent with the way in which our businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The Adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between Credit loss expense and expected credit loss, amortized over a three year period. The difference between these Adjusted expected credit loss figures and the Credit loss expense recorded at Group level for reporting purposes is reported in Corporate Functions.

Income [2]

Adjusted expected credit loss

Total operating income

Personnel expenses

General and administrative expenses

Services to/from other business units

Depreciation

Amortization of goodwill and other intangible assets [3]

Goods and materials purchased

Total operating expenses

Business Group performance before tax

Tax expense

Net profit before minority interests

Minority interests

Net profit

							Industrial
Financial Businesses							Holdings[1]	UBS
Wealth Management &
Business Banking					Corporate Center
	Business Banking	Global Asset		Wealth	Private	Corporate
Wealth Management	Switzerland	Management	Investment Bank	Management USA	Banks & GAM	Functions

7,701	5,063	2,022	15,984	5,098	1,145	113	3,667	40,793

(1)	92	0	240	3	(58)	0	0	276

7,700	5,155	2,022	16,224	5,101	1,087	113	3,667	41,069

2,080	2,393	901	8,156	3,437	432	790	326	18,515

642	1,064	299	2,535	800	160	1,077	126	6,703

1,395	(533)	126	219	302	10	(1,519)		0

66	69	23	239	71	20	794	70	1,352

75	0	129	288	304	74	17	77	964

							2,861	2,861

4,258	2,993	1,478	11,437	4,914	696	1,159	3,460	30,395

3,442	2,162	544	4,787	187	391	(1,046)	207	10,674

								2,135

								8,539

								(450)

								8,089

164,720	210,133	29,334	1,473,726	51,850	8,043	(210,909)	7,887	1,734,784

161,046	204,479	28,501	1,459,757	47,259	7,480	(216,342)	7,626	1,699,806

304	212	8	322	50	19	599	50	1,564

7,701	5,063	2,022	15,984	5,098	1,145	113	3,667	40,793

(8)	(25)	0	(7)	(5)	(6)	327		276

7,693	5,038	2,022	15,977	5,093	1,139	440	3,667	41,069

2,080	2,393	901	8,156	3,437	432	790	326	18,515

642	1,064	299	2,535	800	160	1,077	126	6,703

1,395	(533)	126	219	302	10	(1,519)		0

66	69	23	239	71	20	794	70	1,352

75	0	129	288	304	74	17	77	964

							2,861	2,861

4,258	2,993	1,478	11,437	4,914	696	1,159	3,460	30,395

3,435	2,045	544	4,540	179	443	(719)	207	10,674

								2,135

								8,539

								(450)

								8,089

1 Results shown for the six-month period beginning on 1 July 2004.  2 Impairments on private equity and other financial investments for the year ended 31 December 2004 were as follows: Wealth Management & Business Banking CHF 10 million; Global Asset Management CHF 4 million; Investment Bank CHF 170 million; Wealth Management USA CHF 39 million; Corporate Center CHF 0 million.  3 For further information regarding goodwill and other intangible assets by Business Group, please see Note 15: Goodwill and Other Intangible Assets.  4 The funding surplus or requirement is reflected in each Business Group and adjusted in Corporate Center.

Financial Statements
Notes to the Financial Statements

Note 2a Reporting by Business Group (continued)

For the year ended 31 December 2003

CHF million

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at arm’s length.

Income[1]

Credit loss (expense)/recovery

Total operating income

Personnel expenses

General and administrative expenses

Services to/from other business units

Depreciation

Amortization of goodwill and other intangible assets[2]

Total operating expenses

Business Group performance before tax

Tax expense

Net profit before minority interests

Minority interests

Net profit

Additional information[3]

Total assets

Total liabilities and minority interests

Capital expenditure

Management reporting based on expected credit loss

For internal management reporting purposes, we measure credit loss using an expected loss concept. This table shows Business Group performance consistent with the way in which our businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The Adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between Credit loss expense and expected credit loss, amortized over a three year period. The difference between these Adjusted expected credit loss figures and the Credit loss expense recorded at Group level for reporting purposes is reported in Corporate Functions.

Income[1]

Adjusted expected credit loss

Total operating income

Personnel expenses

General and administrative expenses

Services to/from other business units

Depreciation

Amortization of goodwill and other intangible assets[2]

Total operating expenses

Business Group performance before tax

Tax expense

Net profit before minority interests

Minority interests

Net profit

Wealth Management &
Business Banking					Corporate Center
	Business Banking	Global Asset		Wealth	Private	Corporate
Wealth Management	Switzerland	Management	Investment Bank	Management USA	Banks & GAM	Functions	UBS

6,797	5,247	1,737	13,991	5,190	880	20	33,862

4	(71)	0	(4)	(3)	2	0	(72)

6,801	5,176	1,737	13,987	5,187	882	20	33,790

1,944	2,406	806	7,303	3,627	381	764	17,231

604	1,090	265	2,074	719	169	1,165	6,086

1,479	(609)	156	180	433	11	(1,650)	0

82	88	25	246	72	28	812	1,353

75	0	153	278	336	81	20	943

4,184	2,975	1,405	10,081	5,187	670	1,111	25,613

2,617	2,201	332	3,906	0	212	(1,091)	8,177

							1,593

							6,584

							(345)

							6,239

150,285	192,517	21,929	1,316,897	46,837	9,084	(187,493)	1,550,056

147,479	186,185	20,917	1,303,281	41,732	8,406	(193,254)	1,514,746

167	261	17	518	68	17	427	1,475

6,797	5,247	1,737	13,991	5,190	880	20	33,862

(4)	(127)	0	(55)	(8)	(2)	124	(72)

6,793	5,120	1,737	13,936	5,182	878	144	33,790

1,944	2,406	806	7,303	3,627	381	764	17,231

604	1,090	265	2,074	719	169	1,165	6,086

1,479	(609)	156	180	433	11	(1,650)	0

82	88	25	246	72	28	812	1,353

75	0	153	278	336	81	20	943

4,184	2,975	1,405	10,081	5,187	670	1,111	25,613

2,609	2,145	332	3,855	(5)	208	(967)	8,177

							1,593

							6,584

							(345)

							6,239

1 Impairments on private equity and other financial investments for the year ended 31 December 2003 were as follows: Wealth Management & Business Banking CHF 18 million; Global Asset Management CHF 2 million; Investment Bank CHF 371 million; Wealth Management USA CHF 1 million; Corporate Center CHF 149 million. 2 For further information regarding goodwill and other intangible assets by Business Group, please see Note 15: Goodwil and Other Intangible Assets. 3 The funding surplus or requirement is reflected in each Business Group and adjusted in Corporate Center.

Financial Statements
Notes to the Financial Statements

Note 2a Reporting by Business Group (continued)

For the year ended 31 December 2002

CHF million

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at arm’s length.

Income[1]

Credit loss (expense)/recovery

Total operating income

Personnel expenses

General and administrative expenses

Services to/from other business units

Depreciation

Amortization of goodwill and other intangible assets[2]

Total operating expenses

Business Group performance before tax

Tax expense

Net profit before minority interests

Minority interests

Net profit

Additional information[3]

Total assets

Total liabilities and minority interests

Capital expenditure

Management reporting based on expected credit loss

For internal management reporting purposes, we measure credit loss using an expected loss concept. This table shows Business Group performance consistent with the way in which our businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The Adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between Credit loss expense and expected credit loss, amortized over a three year period. The difference between these Adjusted expected credit loss figures and the Credit loss expense recorded at Group level for reporting purposes is reported in Corporate Functions.

Income[1]

Adjusted expected credit loss

Total operating income

Personnel expenses

General and administrative expenses

Services to/from other business units

Depreciation

Amortization of goodwill and other intangible assets[2]

Total operating expenses

Business Group performance before tax

Tax expense

Net profit before minority interests

Minority interests

Net profit

Wealth Management &
Business Banking					Corporate Center
	Business Banking	Global Asset		Wealth	Private	Corporate
Wealth Management	Switzerland	Management	Investment Bank	Management USA	Banks & GAM	Functions	UBS

6,690	5,494	1,655	12,419	5,561	1,038	1,365	34,222

1	(239)	0	126	(15)	(3)	15	(115)

6,691	5,255	1,655	12,545	5,546	1,035	1,380	34,107

1,869	2,469	763	7,815	4,158	386	1,064	18,524

617	1,305	301	2,359	926	120	1,444	7,072

1,475	(638)	164	140	492	12	(1,645)	0

93	105	22	320	81	40	853	1,514

97		186	364	1,691	98	24	2,460

4,151	3,241	1,436	10,998	7,348	656	1,740	29,570

2,540	2,014	219	1,547	(1,802)	379	(360)	4,537

							676

							3,861

							(331)

							3,530

189,061	121,661	4,428	1,099,410	39,610	7,004	(114,496)	1,346,678

186,346	115,926	2,937	1,087,019	33,225	6,270	(123,997)	1,307,726

156	224	20	473	466	37	668	2,044

6,690	5,494	1,655	12,419	5,561	1,038	1,365	34,222

(26)	(286)		(90)	(13)	(2)	302	(115)

6,664	5,208	1,655	12,329	5,548	1,036	1,667	34,107

1,869	2,469	763	7,815	4,158	386	1,064	18,524

617	1,305	301	2,359	926	120	1,444	7,072

1,475	(638)	164	140	492	12	(1,645)	0

93	105	22	320	81	40	853	1,514

97		186	364	1,691	98	24	2,460

4,151	3,241	1,436	10,998	7,348	656	1,740	29,570

2,513	1,967	219	1,331	(1,800)	380	(73)	4,537

							676

							3,861

							(331)

							3,530

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

For the year ended 31 December 2004
	Total operating income		Total assets		Capital expenditure
	CHF million	Share %	CHF million	Share %	CHF million	Share %

Switzerland	14,949	37	189,019	11	799	51

Rest of Europe / Africa / Middle East	10,379	25	564,336	32	388	25

Americas	13,615	33	829,845	48	293	19

Asia Pacific	2,126	5	151,584	9	84	5

Total	41,069	100	1,734,784	100	1,564	100

For the year ended 31 December 2003
	Total operating income		Total assets		Capital expenditure
	CHF million	Share %	CHF million	Share %	CHF million	Share %

Switzerland	13,176	39	182,280	12	689	47

Rest of Europe / Africa / Middle East	5,977	18	535,501	34	242	16

Americas	12,923	38	738,189	48	510	35

Asia Pacific	1,714	5	94,086	6	34	2

Total	33,790	100	1,550,056	100	1,475	100

For the year ended 31 December 2002
	Total operating income		Total assets		Capital expenditure
	CHF million	Share %	CHF million	Share %	CHF million	Share %

Switzerland	14,327	42	176,544	13	885	43

Rest of Europe / Africa / Middle East	6,816	20	363,706	27	199	10

Americas	11,055	32	719,703	54	916	45

Asia Pacific	1,909	6	86,725	6	44	2

Total	34,107	100	1,346,678	100	2,044	100

Income Statement

Note 3 Net Interest and Trading Income

Accounting standards require separate disclosure of net interest income and net trading income (see the second and the third table). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different business activities. In many cases, a particular business activity can generate both net interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. UBS management therefore analyzes net interest and trading income ac-

cording to the business activity generating it. The first table below (labeled Net interest and trading income) provides information that corresponds to this management view. For example, net income from trading activities is further broken down into the four sub-components of Equities, Fixed income, Foreign exchange and Other. These activities generate both types of income (interest and trading revenue) and therefore this analysis is not comparable to the breakdown provided in the third table on the next page (Net trading income only).

Net interest and trading income
	For the year ended			% change from
CHF million	31.12.04	31.12.03	31.12.02	31.12.03

Net interest income	11,860	12,299	10,546	(4)

Net trading income	4,972	3,756	5,451	32

Total net interest and trading income	16,832	16,055	15,997	5

Breakdown by business activity
	For the year ended			% change from
CHF million	31.12.04	31.12.03	31.12.02	31.12.03

Net income from interest margin products	5,139	5,077	5,275	1

Equities	3,098	2,445	2,777	27

Fixed income	6,264	6,474	5,977	(3)

Foreign exchange	1,467	1,436	1,506	2

Other	273	326	245	(16)

Net income from trading activities	11,102	10,681	10,505	4

Net income from treasury activities	1,298	1,417	1,646	(8)

Other [1]	(707)	(1,120)	(1,429)	37

Total net interest and trading income	16,832	16,055	15,997	5

1 Includes external funding costs of the PaineWebber Group, Inc. acquisition.

Net interest income
	For the year ended			% change from
CHF million	31.12.04	31.12.03	31.12.02	31.12.03

Interest income

Interest earned on loans and advances	9,021	10,542	11,600	(14)

Interest earned on securities borrowed and reverse repurchase agreements	11,006	11,148	11,184	(1)

Interest and dividend income from financial investments	93	75	165	24

Interest and dividend income from trading portfolio	19,278	18,394	17,014	5

Total	39,398	40,159	39,963	(2)

Interest expense

Interest on amounts due to banks and customers	5,529	5,072	6,383	9

Interest on securities lent and repurchase agreements	10,014	9,623	10,081	4

Interest and dividend expense from trading portfolio	7,993	9,925	8,226	(19)

Interest on financial liabilities designated at fair value	1,168	751	341	56

Interest on debt issued	2,834	2,489	4,386	14

Total	27,538	27,860	29,417	(1)

Net interest income	11,860	12,299	10,546	(4)

Financial Statements
Notes to the Financial Statements

Note 3 Net Interest and Trading Income (continued)

Net trading income[1]
	For the year ended			% change from
CHF million	31.12.04	31.12.03	31.12.02	31.12.03

Equities	2,254	1,660	2,621	36

Fixed income [2]	131	396	997	(67)

Foreign exchange and other	2,587	1,700	1,833	52

Net trading income	4,972	3,756	5,451	32

1 Please refer to the table “Net Interest and Trading Income” on the previous page for the Equities, Fixed income, Foreign exchange and Other business results (for an explanation, read the corresponding introductory comment).    2 Includes commodities trading income.

Included in the Net trading income table are fair value changes of CHF (1,203) million for the year ended 31 December 2004, CHF (115) million for the year ended 31 December 2003, and CHF 446 million for the year ended 31 December 2002 related to financial liabilities designated as held at fair value through profit and loss. For 2004, CHF (801) million of the total fair value change was attributable to changes in fair value of embedded derivatives, while CHF (402) million was attributable to changes in LIBOR. The exposure from embedded derivatives is economically hedged with derivatives whose change in fair value is also reported in Net trading income, offsetting the fair value changes related to financial liabilities designated as held at fair value.

Note 4 Net Fee and Commission Income

	For the year ended			% change from
CHF million	31.12.04	31.12.03	31.12.02	31.12.03

Equity underwriting fees	1,430	1,270	1,166	13

Bond underwriting fees	1,114	1,084	968	3

Total underwriting fees	2,544	2,354	2,134	8

Corporate finance fees	1,078	761	848	42

Brokerage fees	5,916	5,608	5,987	5

Investment fund fees	4,588	3,895	4,033	18

Fiduciary fees	220	241	300	(9)

Custodian fees	1,261	1,201	1,302	5

Portfolio and other management and advisory fees	4,611	3,855	4,065	20

Insurance-related and other fees	342	355	417	(4)

Total securities trading and investment activity fees	20,560	18,270	19,086	13

Credit-related fees and commissions	266	249	275	7

Commission income from other services	988	1,087	1,006	(9)

Total fee and commission income	21,814	19,606	20,367	11

Brokerage fees paid	1,399	1,483	1,349	(6)

Other	999	778	797	28

Total fee and commission expense	2,398	2,261	2,146	6

Net fee and commission income	19,416	17,345	18,221	12

Note 5 Other Income

	For the year ended			% change from
CHF million	31.12.04	31.12.03	31.12.02	31.12.03

Gains/(losses) from disposal of associates and subsidiaries

Net gain from disposal of:

Consolidated subsidiaries	83	160	228	(48)

Investments in associates	1	2	0	(50)

Total	84	162	228	(48)

Financial investments available-for-sale

Net gain from disposal of:

Private equity investments	557	352	273	58

Other financial investments	46	90	457	(49)

Impairment charges on private equity investments and other financial investments	(223)	(541)	(1,944)	59

Total	380	(99)	(1,214)

Net income from investments in property [1]	65	75	90	(13)

Equity in income of associates	65	123	7	(47)

Gains/(losses) from investment properties [2]	11	(42)	17

Other	292	243	876	20

Total other income	897	462	4	94

1 Includes net rent received from third parties and net operating expenses.    2  Includes unrealized and realized profit from investment properties at fair value.

Note 6 Personnel Expenses

	For the year ended			% change from
CHF million	31.12.04	31.12.03	31.12.02	31.12.03

Salaries and bonuses	14,835	13,478	14,219	10

Contractors	572	539	579	6

Insurance and social contributions	1,093	923	939	18

Contribution to retirement plans	707	721	676	(2)

Other personnel expenses	1,308	1,570	2,111	(17)

Total personnel expenses	18,515	17,231	18,524	7

Note 7 General and Administrative Expenses

	For the year ended			% change from
CHF million	31.12.04	31.12.03	31.12.02	31.12.03

Occupancy	1,274	1,304	1,354	(2)

Rent and maintenance of machines and equipment	686	708	665	(3)

Telecommunications and postage	835	864	1,019	(3)

Administration	660	599	819	10

Marketing and public relations	442	398	453	11

Travel and entertainment	634	526	600	21

Professional fees	705	589	568	20

IT and other outsourcing	953	844	1,036	13

Other	514	254	558	102

Total general and administrative expenses	6,703	6,086	7,072	10

Financial Statements
Notes to the Financial Statements

Note 8 Earnings per Share (EPS) and Shares Outstanding

	For the year ended			% change from
	31.12.04	31.12.03	31.12.02	31.12.03

Basic earnings (CHF million)

Net profit	8,089	6,239	3,530	30

Diluted earnings (CHF million)

Net profit	8,089	6,239	3,530	30

Less: Profit on equity derivative contracts	(5)	1	(20)

Net profit for diluted EPS	8,084	6,240	3,510	30

Weighted average shares outstanding

Weighted average shares outstanding	1,052,914,417	1,116,953,623	1,208,586,678	(6)

Potentially dilutive ordinary shares resulting from options and warrants outstanding [1]	29,046,943	21,847,002	14,796,264	33

Weighted average shares outstanding for diluted EPS	1,081,961,360	1,138,800,625	1,223,382,942	(5)

Earnings per share (CHF)

Basic	7.68	5.59	2.92	37

Diluted	7.47	5.48	2.87	36

1 Total equivalent shares outstanding on options that were not dilutive for the respective periods but could potentially dilute earnings per share in the future were 18,978,199, 37,234,538 and 75,385,368 for the years ended 31 December 2004, 31 December 2003 and 31 December 2002, respectively.

Shares outstanding

	As at			% change from
	31.12.04	31.12.03	31.12.02	31.12.03

Total ordinary shares issued	1,126,858,177	1,183,046,764	1,256,297,678	(5)

Second trading line treasury shares

2002 first program			67,700,000

2002 second program			6,335,080

2003 program		56,707,000

2004 program	39,935,094

Other treasury shares	63,589,877	54,653,692	23,146,014	16

Total treasury shares	103,524,971	111,360,692	97,181,094	(7)

Shares outstanding	1,023,333,206	1,071,686,072	1,159,116,584	(5)

Balance Sheet: Assets

Note 9a  Due from Banks and Loans

By type of exposure
CHF million	31.12.04	31.12.03

Banks [1]	35,520	32,024

Allowance for credit losses	(256)	(284)

Net due from banks	35,264	31,740

Loans

Residential mortgages	117,731	109,980

Commercial mortgages	18,950	19,162

Other Loans	98,081	86,829

Subtotal	234,762	215,971

Allowance for credit losses	(2,375)	(3,292)

Net loans	232,387	212,679

Net due from banks and loans	267,651	244,419

1 Includes due from banks from Industrial Holdings in the amount of CHF 764 million.

By geographic region (based on the location of the borrower)
CHF million	31.12.04	31.12.03

Switzerland	152,433	152,358

Rest of Europe/Africa/Middle East	45,712	43,842

Americas	61,751	42,653

Asia Pacific	10,386	9,142

Subtotal	270,282	247,995

Allowance for credit losses	(2,631)	(3,576)

Net due from banks and loans	267,651	244,419

By type of collateral
CHF million	31.12.04	31.12.03

Secured by real estate	138,692	130,740

Collateralized by securities	38,872	28,062

Guarantees and other collateral	18,973	18,295

Unsecured	73,745	70,898

Subtotal	270,282	247,995

Allowance for credit losses	(2,631)	(3,576)

Net due from banks and loans	267,651	244,419

Financial Statements
Notes to the Financial Statements

Note 9b  Allowances and Provisions for Credit Losses

	Specific allowances	Collective loan	Total	Total
CHF million	and provisions	loss provision	31.12.04	31.12.03 [2]

Balance at the beginning of the year [1]	3,692	262	3,954	5,232

Write-offs	(854)	(3)	(857)	(1,436)

Recoveries	59		59	87

Increase / (decrease) in credit loss allowance and provision	(251)	(25)	(276)	72

Foreign currency translation and other adjustments	30	(27)	3	(1)

Balance at the end of the year	2,676	207	2,883	3,954

CHF million	31.12.04	31.12.03

As a reduction of Due from banks	256	284

As a reduction of Loans	2,375	3,292

As a reduction of other balance sheet positions	41	88

Subtotal	2,672	3,664

Included in other liabilities related to commitments and contingent liabilities	211	290

Total allowances and provisions for credit losses	2,883	3,954

1 Includes country provisions of CHF 183 million and CHF 262 million at 31 December 2004 and 31 December 2003 respectively.   2 Restated to reflect transfers of allowances and provisions for OTC derivatives to the trading portfolio as a reduction of fair value, following the revised treatment of OTC derivatives credit losses.

Note 9c  Impaired Due from Banks and Loans

CHF million	31.12.04	31.12.03

Total gross impaired due from banks and loans [1,2]	4,861	7,209

Allowance for impaired due from banks	239	245

Allowance for impaired loans	2,266	3,213

Total allowances for credit losses related to impaired due from banks and loans	2,505	3,458

Average total gross impaired due from banks and loans [3]	6,038	8,594

1 All impaired due from banks and loans have a specific allowance for credit losses.   2 Interest income on impaired due from banks and loans was CHF 172 million for 2004 and CHF 279 million for 2003.   3 Average balances were calculated from quarterly data.

CHF million	31.12.04	31.12.03

Total gross impaired due from banks and loans	4,861	7,209

Estimated liquidation proceeds of collateral	1,758	2,465

Net impaired due from banks and loans	3,103	4,744

Specific allowances and provisions	2,505	3,458

Note 9d   Non-Performing Due from Banks and Loans

A loan (included in due from banks or loans) is classified as non-performing: 1) when the payment of interest, principal or fees is overdue by more than 90 days and there is no firm evidence that they will be made good by later payments or the liquidation of collateral; 2) when insolvency proceedings have commenced; or 3) when obligations have been restructured on concessionary terms.

CHF million	31.12.04	31.12.03

Total gross non-performing due from banks and loans	3,696	4,901

Total allowances for credit losses related to non-performing due from banks and loans	2,264	2,764

Average total gross non-performing due from banks and loans [1]	4,338	5,410

1 Average balances are calculated from quarterly data.

CHF million	31.12.04	31.12.03

Non-performing due from banks and loans at the beginning of the year	4,901	6,000

Net additions/(reductions)	(496)	317

Write-offs and disposals	(709)	(1,416)

Non-performing due from banks and loans at the end of the year	3,696	4,901

By type of exposure
CHF million	31.12.04	31.12.03

Banks	242	253

Loans

Mortgages	1,011	1,470

Other	2,443	3,178

Total loans	3,454	4,648

Total non-performing due from banks and loans	3,696	4,901

By geographic region (based on the location of borrower)
CHF million	31.12.04	31.12.03

Switzerland	2,772	4,012

Rest of Europe/Africa/Middle East	607	488

Americas	220	366

Asia Pacific	97	35

Total non-performing due from banks and loans	3,696	4,901

Financial Statements
Notes to the Financial Statements

Note 10  Securities Borrowing, Securities Lending, Repurchase and Reverse Repurchase Agreements

The Group enters into collateralized reverse repurchase and repurchase agreements and securities borrowing and securities lending transactions that may result in credit exposure in the event that the counterparty to the transaction is unable to fulfill its contractual obligations. The Group controls cred-

it risk associated with these activities by monitoring counter-party credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Group when deemed necessary.

Balance sheet assets
	Cash collateral on	Reverse repurchase	Cash collateral on	Reverse repurchase
	securities borrowed	agreements	securities borrowed	agreements
CHF million	31.12.04	31.12.04	31.12.03	31.12.03

By counterparty

Banks	167,567	243,890	172,783	237,148

Customers	52,675	113,274	41,149	83,351

Total	220,242	357,164	213,932	320,499

Balance sheet liabilities
	Cash collateral on	Repurchase	Cash collateral on	Repurchase
	securities lent	agreements	securities lent	agreements
CHF million	31.12.04	31.12.04	31.12.03	31.12.03

By counterparty

Banks	40,580	252,151	39,587	263,905

Customers	20,965	170,436	13,691	151,958

Total	61,545	422,587	53,278	415,863

Under reverse repurchase and securities borrowing arrangements, the Group obtains securities on terms which permit it to repledge or resell the securities to others. Amounts on such terms as at 31 December 2004 and 31 December 2003 were as follows:

CHF million	31.12.04	31.12.03

Securities received under reverse repurchase and / or securities borrowing arrangements which can be repledged or resold	949,570	827,602

thereof repledged / transferred to others in connection with financing activities or to satisfy commitments under short sale transactions	639,865	593,049

Note 11  Trading Portfolio

The Group trades in debt instruments (including money market paper and tradeable loans), equity instruments, precious metals, commodities and derivatives to meet the financial needs of its customers and to generate revenue. Note 23 pro-

vides a description of the various classes of derivatives together with the related notional amounts, while Note 10 provides further details about cash collateral on securities borrowed and lent and repurchase and reverse repurchase agreements.

CHF million	31.12.04	31.12.03

Trading portfolio assets

Money market paper	44,842	40,003

thereof pledged as collateral with central banks	4,706	6,208

thereof pledged as collateral and can be repledged or resold by counterparty	12,580	0

Debt instruments

Swiss government and government agencies	776	1,011

US Treasury and government agencies	92,330	92,250

Other government agencies	79,340	69,755

Corporate listed	140,500	152,413

Other unlisted	35,646	8,457

Total	348,592	323,886

thereof pledged as collateral	147,525	130,093

thereof can be repledged or resold by counterparty	120,317	104,402

Equity instruments

Listed	90,594	64,116

Unlisted	18,119	10,507

Total	108,713	74,623

thereof pledged as collateral	27,140	16,426

thereof can be repledged or resold by counterparty	26,218	16,357

Traded loans	16,077	12,650

Precious metals, commodities [1]	11,150	10,610

Total trading portfolio assets	529,374	461,772

Trading portfolio liabilities

Debt instruments

Swiss government and government agencies	511	586

US Treasury and government agencies	54,848	52,377

Other government agencies	49,512	38,369

Corporate listed	27,413	13,537

Other unlisted	2,600	10,851

Total	134,884	115,720

Equity instruments	36,149	28,237

Total trading portfolio liabilities	171,033	143,957

1 Commodities basically consist of energy.

Financial Statements
Notes to the Financial Statements

Note 12   Financial Investments (available-for-sale)

CHF million	31.12.04	31.12.03

Money market paper	567	596

Other debt instruments

Listed	261	189

Unlisted	21	72

Total	282	261

Equity instruments

Listed	504	387

Unlisted	687	630

Total	1,191	1,017

Private equity investments	3,009	3,265

Total financial investments	5,049	5,139

thereof eligible for discount at central banks	86	196

The following tables show the unrealized gains and losses not recognized in the income statement for the years ended 2004 and 2003:

		Unrealized gains / losses not recognized in the income statement
CHF million	Fair value	Gross gains	Gross losses	Net, before tax	Tax effect	Net, after tax

31 December 2004

Money market paper	567	0	0	0	0	0

Debt securities issued by Swiss national government and agencies	10	1	0	1	0	1

Debt securities issued by Swiss local governments	20	1	0	1	0	1

Debt securities issued by US Treasury and agencies	0	0	0	0	0	0

Debt securities issued by foreign governments and official institutions	40	0	0	0	0	0

Corporate debt securities	140	7	(4)	3	0	3

Mortgage-backed securities	72	0	0	0	0	0

Other debt securities	0	0	0	0	0	0

Equity securities	1,191	455	(5)	450	(83)	367

Private equity investments	3,009	979	(44)	935	(89)	846

Total	5,049	1,443	(53)	1,390	(172)	1,218

		Unrealized gains / losses not recognized in the income statement
CHF million	Fair value	Gross gains	Gross losses	Net, before tax	Tax effect	Net, after tax

31 December 2003

Money market paper	596	0	0	0	0	0

Debt securities issued by Swiss national government and agencies	14	2	0	2	0	2

Debt securities issued by Swiss local governments	25	0	0	0	0	0

Debt securities issued by US Treasury and agencies	0	0	0	0	0	0

Debt securities issued by foreign governments and official institutions	54	0	0	0	0	0

Corporate debt securities	156	3	(8)	(5)	(1)	(6)

Mortgage-backed securities	0	0	0	0	0	0

Other debt securities	12	0	0	0	0	0

Equity securities	1,017	296	(7)	289	(58)	231

Private equity investments	3,265	781	(216)	565	0	565

Total	5,139	1,082	(231)	851	(59)	792

Note 12   Financial Investments (available-for-sale) (continued)

The unrealized losses not recognized in the income statement are considered to be temporary on the basis that the investments are intended to be held for a period of time sufficient to recover their cost, and UBS believes that the evidence indicating that the cost of the investments should be recoverable within a reasonable period of time outweighs the evidence to the contrary. This includes the nature of the investments, valuations and research undertaken by UBS, the current outlook for each investment, offers under negotiation at favourable prices and the duration of the unrealized losses.

     The following table shows the duration of unrealized losses not recognized in the income statement for the year ended 2004:

	Fair Value			Unrealized Losses
	Investments	Investments		Investments	Investments
	with unrealized	with unrealized		with unrealized	with unrealized
	loss less than	loss more than		loss less than	loss more than
CHF million	12 months	12 months	Total	12 months	12 months	Total

31 December 2004

Money market paper	0	0	0	0	0	0

Debt securities issued by the Swiss national government and agencies	0	0	0	0	0	0

Debt securities issued by Swiss local governments	0	0	0	0	0	0

Debt securities issued by US Treasury and agencies	0	0	0	0	0	0

Debt securities issued by foreign governments and official institutions	0	0	0	0	0	0

Corporate debt securities	0	0	0	0	(4)	(4)

Mortgage-backed securities	0	0	0	0	0	0

Other debt securities	0	0	0	0	0	0

Equity securities	1	24	25	(1)	(4)	(5)

Private equity investments	424	82	506	(5)	(39)	(44)

Total	425	106	531	(6)	(47)	(53)

Contractual maturities of the investments in debt instruments [1]
	Within 1 year		1–5 years		5–10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2004

Swiss national government and agencies	1	5.50	2	4.29	6	3.80	1	4.00

Swiss local governments	10	3.97	10	4.14	0	0	0	0

Foreign governments and official institutions	36	2.13	4	1.25	0	0	0	0

Corporate debt securities	57	2.74	50	2.92	0	0	33	0

Mortgage-backed securities	3	2.50	0	0	5	3.21	64	4.36

Other debt securities	0	0	0	0	0	0	0	0

Total fair value	107		66		11		98

1 Money market papers have contractual maturities of less than one year.

Proceeds from sales and maturities of investment securities available-for-sale, excluding private equity, were as follows:

CHF million	31.12.04	31.12.03

Proceeds	277	1,379

Gross realized gains	49	112

Gross realized losses	(4)	(23)

Financial Statements
Notes to the Financial Statements

Note 13   Investments in Associates

CHF million	31.12.04	31.12.03

Carrying amount at the beginning of the year	1,616	705

Additions	1,896 [1]	88

Disposals	(684)	(142)

Transfers	(378)	1,001

Income	65	123

Dividend paid	(32)	(30)

Foreign currency translation	(56)	(129)

Carrying amount at the end of the year	2,427	1,616

1 Additions of CHF 1,022 million due to the consolidation of Motor-Columbus.

Note 14  Property and Equipment

					Other	Plant and
			Leasehold	IT, software	machines	manu-
	Own used	Investment	improve-	and com-	and	facturing	Projects in
CHF million	properties	properties	ments	munication	equipment	equipment	progress	31.12.04	31.12.03

Historical cost

Balance at the beginning of the year	9,408		2,545	4,241	1,425	0	266	17,885	17,390

Additions	232		235	460	123	29	149	1,228	1,352

Additions from acquired companies	179		0	0	0	1,880	34	2,093	24

Disposals / write-offs [1]	(436)		(175)	(619)	(46)	(11)	(52)	(1,339)	(1,030)

Reclassifications	(60)		85	5	(63)	0	(153)	(186)	457

Foreign currency translation	6		(100)	(107)	(40)	38	(2)	(205)	(308)

Balance at the end of the year	9,329		2,590	3,980	1,399	1,936	242	19,476	17,885

Accumulated depreciation

Balance at the beginning of the year	4,365		1,570	3,334	1,165	0	4	10,438	9,870

Depreciation	247		201	775	68	61		1,352	1,353

Disposals / write-offs [1]	(7)		(53)	(636)	(43)	(10)	0	(749)	(936)

Reclassifications	(42)		2	0	1	0	(4)	(43)	330

Foreign currency translation	0		(61)	(98)	(21)	2	0	(178)	(179)

Balance at the end of the year	4,563		1,659	3,375	1,170	53	0	10,820	10,438

Fair value		41					39	80	236

Net book value at the end of the year [2]	4,766	41	931	605	229	1,883	281	8,736	7,683

1 Includes write-offs of fully depreciated assets. 2 Fire insurance value of property and equipment is CHF 15,873 million (2003: CHF 14,021 million).

Note 15   Goodwill and Other Intangible Assets

	Goodwill	Other intangible assets
			Customer
			relationships,
			contractual
CHF million	Total	Infrastructure	rights and other	Total	31.12.04	31.12.03

Historical cost

Balance at the beginning of the year	12,032	958	1,915	2,873	14,905	17,022

Additions and reallocations	960	0	1,531	1,531	2,491	340

Disposals and other reductions	(62)	0	14	14	(48)	(371)

Write-offs [1]	(105)	0	(1)	(1)	(106)	(508)

Foreign currency translation	(966)	(78)	(154)	(232)	(1,198)	(1,578)

Balance at the end of the year	11,859	880	3,305	4,185	16,044	14,905

Accumulated amortization

Balance at the beginning of the year	2,684	152	540	692	3,376	3,326

Amortization	713	53	198	251	964	943

Disposals	(9)	0	0	0	(9)	(70)

Write-offs [1]	(105)	0	(1)	(1)	(106)	(508)

Foreign currency translation	(271)	(21)	(38)	(59)	(330)	(315)

Balance at the end of the year	3,012	184	699	883	3,895	3,376

Net book value at the end of the year	8,847	696	2,606	3,302	12,149	11,529

1 Represents write-offs of fully amortized goodwill and other intangible assets.

The following table presents the disclosure of goodwill and other intangible assets by business unit for the year ended 31 December 2004.

	Balance at					Balance at
	the beginning	Additions and	Disposals and		Foreign currency	the end
CHF million	of the year	reallocations	other reductions	Amortization	translation	of the year

Goodwill

Wealth Management	837	486	(5)	(67)	(75)	1,176

Business Banking Switzerland	0	0	0	0	0	0

Global Asset Management	1,401	2	(1)	(129)	(84)	1,189

Investment Bank	3,372	352	(16)	(252)	(257)	3,199

Wealth Management USA	3,315	0	(16)	(197)	(250)	2,852

Private Banks & GAM	421	0	(15)	(68)	(27)	311

Corporate Functions	2	0	0	0	(2)	0

Industrial Holdings	0	120	0	0	0	120

UBS	9,348	960	(53)	(713)	(695)	8,847

Other intangible assets

Wealth Management	4	169	0	(8)	(6)	159

Business Banking Switzerland	0	0	0	0	0	0

Global Asset Management	0	0	0	0	0	0

Investment Bank	324	158	0	(36)	(28)	418

Wealth Management USA	1,805	0	0	(107)	(138)	1,560

Private Banks & GAM	4	0	15	(6)	1	14

Corporate Functions	44	0	0	(17)	(3)	24

Industrial Holdings	0	1,204	(1)	(77)	1	1,127

UBS	2,181	1,531	14	(251)	(173)	3,302

For further information about disclosure by Business Group, including the amortization of goodwill and other intangible assets of previous years, please see Note 2a: Segment Reporting by Business Group.

Financial Statements
Notes to the Financial Statements

Note 15   Goodwill and Other Intangible Assets (continued)

The estimated, aggregated amortization expenses for other intangible assets are as follows:

CHF million	Other intangible assets

Estimated, aggregated amortization expenses for:

2005	284

2006	273

2007	264

2008	252

2009	219

2010 and thereafter	1,000

Total	2,292

Due to the issuance of IFRS 3 Business Combinations, goodwill amortization will cease from 1 January 2005. In addition, certain intangible assets will be reclassified to goodwill at 1 January 2005 and have been excluded for the purpose of calculating estimated (aggregated) amortization expenses for Other intangible assets. See Notes 1aa) and 1ab) for further details.

Note 16   Other Assets

CHF million	Note	31.12.04	31.12.03

Deferred tax assets	21	2,663	2,276

Settlement and clearing accounts		4,747	2,874

VAT and other tax receivables		326	338

Prepaid pension costs		804	862

Properties held for resale		534	754

Life insurance assets		19,224	13,544

Other receivables		6,486	4,811

Accounts receivable trade		66	0

Total other assets		34,850	25,459

Balance Sheet: Liabilities

Note 17 Due to Banks and Customers

CHF million	31.12.04	31.12.03

Due to banks	118,901	127,012

Due to customers in savings and investment accounts	101,081	94,914

Other amounts due to customers	275,002	251,719

Total due to customers	376,083	346,633

Total due to banks and customers	494,984	473,645

Note 18 Financial liabilities designated at fair value and debt issued

The Group issues both CHF and non-CHF denominated fixed and floating rate debt. Floating rate debt generally pays interest based on the three-month or six-month London Interbank Offered Rate (LIBOR).
Subordinated debt securities are unsecured obligations of the Group and are subordinated in right of payment to all present and future senior indebtedness and certain other obligations of the Group. At 31 December 2004 and 31 December 2003, the Group had CHF 8,605 million and CHF 8,061 million, respectively, in subordinated debt. Subordinated debt usually pays interest annually and provides for single principal payments upon maturity.
At 31 December 2004 and 31 December 2003, the Group had CHF 91,427 million and CHF 57,953 million, respectively, in unsubordinated debt (excluding money market paper).
The Group issues debt with returns linked to equity, interest rates, foreign exchange and credit instruments or indices. As described in Note 1m), most of these debt instruments have been designated as held at fair value through profit and loss and are presented in a separate line in the balance sheet. For compound debt instruments not designated as held at fair value, derivatives embedded in these in-
struments are separated from the host debt contract and reported as stand alone derivatives, as described in Note 1o). The amount recorded within Debt Issued represents the host contract after the separation of the embedded derivative. At 31 December 2004 and 31 December 2003, the Group had CHF 148 million and CHF 427 million, respectively, in bonds with attached warrants on UBS shares outstanding. All warrants related to those bonds issued in prior years have expired.
In addition, the Group uses interest rate and foreign exchange derivatives to manage the risks inherent in certain debt issues. In the case of interest rate risk management, the Group applies hedge accounting as discussed in Note 1 – Summary of Significant Accounting Policies and Note 23 – Derivative Instruments. As a result of applying hedge accounting, at 31 December 2004 and 31 December 2003, the carrying value of debt issued is CHF 349 million higher and CHF 411 million higher, respectively, reflecting changes in fair value due to interest rate movements.
The contractual redemption amount at maturity of financial liabilities designated at fair value approximates the carrying value at 31 December 2004.

Financial Statements
Notes to the Financial Statements

Note 18 Financial Liabilities Designated at Fair Value and Debt Issued (continued)

Financial liabilities designated at fair value

CHF million	31.12.04	31.12.03

Unsecuritized compound debt instruments	4,110	0

Bonds and compound debt instruments	61,646	35,286

Total	65,756	35,286

Debt issued (held at amortized cost)

CHF million	31.12.04	31.12.03

Short-term debt: Money market paper issued	79,442	58,115

Long-term debt:

Bonds

Senior	28,035	19,883

Subordinated	8,605	8,061

Shares in bond issues of the Swiss Regional or Cantonal Banks’ Central Bond Institutions	60	210

Medium-term notes	1,686	2,574

Subtotal long-term debt	38,386	30,728

Total	117,828	88,843

The following table shows the split between fixed and floating rate debt issues based on the contractual terms. However it should be noted that the Group uses interest rate swaps to hedge many of the fixed rate debt issues, which changes their re-pricing characteristics into that of floating rate debt.

Contractual maturity dates

								Total	Total
CHF million, except where indicated	2005	2006	2007	2008	2009	2010-2014	Thereafter	31.12.04	31.12.03

UBS AG Parent Bank

Senior debt

Fixed rate	35,193	7,220	8,879	4,367	5,239	7,405	1,110	69,413	52,174

Interest rates (range in %)	0–19	0–16.5	0–11	0–20	0–13.5	0–15	0–10

Floating rate	6,662	1,369	1,047	527	1,622	2,435	8,923	22,585	12,542

Subordinated debt

Fixed rate	1,488	1,573	1,379	0	524	1,902	1,381	8,247	7,514

Interest rates (range in %)	4–8.75	4.25–7.25	5.75–8		5.88	3.13–4.5	7–8.75

Floating rate	0	0	0	0	0	0	342	342	506

Subtotal	43,343	10,162	11,305	4,894	7,385	11,742	11,756	100,587	72,736

Subsidiaries

Senior debt

Fixed rate	53,099	3,632	1,418	5,628	4,671	1,532	1,010	70,990	43,579

Interest rates (range in %)	0–10	0–10	0–10	0–10	0–18.5	0–35	0–35

Floating rate	718	265	314	810	426	2,121	3,227	7,881	7,773

Subordinated debt

Fixed rate	0	0	0	0	0	0	16	16	41

Interest rates (range in %)							9

Floating rate	0	0	0	0	0	0	0	0	0

Subtotal	53,817	3,897	1,732	6,438	5,097	3,653	4,253	78,887	51,393

Total	97,160	14,059	13,037	11,332	12,482	15,395	16,009	179,474	124,129

The table above indicates fixed interest rate coupons ranging from 0 up to 35 percent on the Group’s bonds. These high or low coupons generally relate to structured debt issues prior to the separation of embedded derivatives. As a result, the stated interest rate on such debt issues generally does not reflect the effective interest rate the Group is paying to service its debt after the embedded derivative has been separated and, where applicable, the application of hedge accounting.

Note 19 Other Liabilities

CHF million	Note	31.12.04	31.12.03

Provisions	20	1,947	1,361

Provision for commitments and contingent liabilities	9b	211	290

Current tax liabilities		2,298	1,754

Deferred tax liabilities	21	2,984	2,208

VAT and other tax payables		520	544

Settlement and clearing accounts		2,185	2,608

Obligations under life insurance policies		22,057	13,544

Accounts payable		1,241	0

Other payables		8,899	9,051

Total other liabilities		42,342	31,360

Note 20 Provisions

			Total	Total
CHF million	Operational/Other[1]	Litigation	31.12.04	31.12.03

Balance at the beginning of the year	855	506	1,361	1,375

Additions from acquired companies	698	0	698	0

New provisions charged to income	127	414	541	330

Capitalized reinstatement costs	66	0	66	155

Recoveries	14	26	40	40

Provisions applied	(270)	(415)	(685)	(452)

Foreign currency translation	(37)	(37)	(74)	(87)

Balance at the end of the year	1,453	494	1,947	1,361

1 Comprises provisions for: contract risk related to international electricity trading business; annual cost liabilities related to power purchases from joint venture companies where production costs exceed market prices; reinstatement costs; subleases; and transaction process losses.

Note 21 Income Taxes

	For the year ended
CHF million	31.12.04	31.12.03	31.12.02

Domestic

Current	1,336	810	938

Deferred	37	118	(34)

Foreign

Current	796	294	249

Deferred	(34)	371	(477)

Total income tax expense	2,135	1,593	676

The Group made net tax payments, including domestic and foreign taxes, of CHF 1,336 million, CHF 1,104 million and CHF 572 million for the full years of 2004, 2003 and 2002, respectively.

Financial Statements
Notes to the Financial Statements

Note 21 Income Taxes (continued)

The components of operating profit before tax, and the differences between income tax expense reflected in the Financial Statements and the amounts calculated at the Swiss statutory rate are as follows:

	For the year ended
CHF million	31.12.04	31.12.03	31.12.02

Operating profit before tax	10,674	8,177	4,537

Domestic	6,219	5,384	6,542

Foreign	4,455	2,793	(2,005)

Income taxes at Swiss Statutory rate of 24% in 2004, 24% in 2003 and 25% in 2002, respectively	2,561	1,962	1,134

Increase / (decrease) resulting from:

Applicable tax rates differing from Swiss statutory rate	139	(233)	(341)

Tax losses not recognized	103	42	51

Previously unrecorded tax losses now recognized	(249)	(291)	(349)

Lower taxed income	(660)	(366)	(378)

Non-deductible goodwill amortization	262	386	291

Other non-deductible expenses	219	186	301

Adjustments related to prior years and other	(296)	(191)	(122)

Change in deferred tax valuation allowance	56	98	89

Income tax expense	2,135	1,593	676

Significant components of the Group’s gross deferred income tax assets and liabilities are as follows:

CHF million	31.12.04	31.12.03

Deferred tax assets

Compensation and benefits	1,716	1,538

Allowance for credit losses	12	4

Net operating loss carry forwards	2,246	2,626

Trading assets	483	306

Other	874	685

Total	5,331	5,159

Valuation allowance	(2,668)	(2,883)

Net deferred tax assets	2,663	2,276

Deferred tax liabilities

Property and equipment	773	307

Investments	343	390

Other provisions	313	401

Trading assets	408	348

Other	1,147	762

Total deferred tax liabilities	2,984	2,208

The change in the balance of net deferred tax assets and deferred tax liabilities does not equal the deferred tax expense in those years. This is mainly due to the impact of the acqui-

sition of Motor-Columbus, as well as the effect of foreign currency rate changes on tax assets and liabilities denominated in currencies other than CHF.

Note 21 Income Taxes (continued)

Certain foreign branches and subsidiaries of the Group have deferred tax assets related to net operating loss carry forwards and other items. Due to realization of these assets being uncertain, the Group has established valuation allowances of CHF 2,668 million (CHF 2,883 million at 31 December 2003). For companies that suffered tax losses in either the current or preceding year an amount of CHF 431 million (CHF 542 million at 31 December 2003) has been recognized as deferred tax assets based on expectations that sufficient taxable income will be generated in future years to utilize the tax loss carry forwards.

The Group provides deferred income taxes on undistributed earnings of non-Swiss subsidiaries except to the extent that such earnings are indefinitely invested. In the event these earnings were distributed, additional taxes of approximately CHF 18 million would be due.
At 31 December 2004 net operating loss carry forwards totaling CHF 5,832 million (not recognized as a deferred tax asset) are available to reduce taxable income of certain branches and subsidiaries.

The carry forwards expire as follows:	31.12.04

Within 1 year	46

From 2 to 4 years	106

After 4 years	5,680

Total	5,832

Note 22 Minority Interests

CHF million	31.12.04	31.12.03

Balance at the beginning of the year	4,073	3,529

Issuance of trust preferred securities	0	372

Other increases	1,922 [1]	573

Decreases and dividend payments	(668)	(357)

Foreign currency translation	(443)	(389)

Minority interest in net profit	450	345

Balance at the end of the year	5,334	4,073

1Includes 1,742 million CHF related to the acquisition of Motor-Columbus.

Note 23 Derivative Instruments

A derivative is a financial instrument, the value of which is derived from the value of another (‘underlying’) financial instrument, an index or some other variable. Typically, the underlying is a share, commodity or bond price, an index value or an exchange or interest rate.
The majority of derivative contracts are negotiated as to amount (‘notional’), tenor and price between UBS and its counterparties, whether other professionals or customers (OTC). The rest are standardized in terms of their amounts and settlement dates and are bought and sold in organized markets (exchange traded).
The ‘notional’ amount of a derivative is generally the quantity of the underlying instrument on which the derivative contract is based and is the basis upon which changes in the value of the contract are measured. It provides an indication of the underlying volume of business transacted by the Group but does not provide any measure of risk.
Derivative instruments are carried at fair value, shown in the balance sheet as separate totals of Positive replacement values (assets) and Negative replacement values (liabilities). Positive replacement values represent the cost to the Group of replacing all transactions with a fair value in the Group’s favor if all the relevant counterparties of the Group were to default at the same time, assuming transactions could be replaced instantaneously. Negative replacement values represent the cost to the Group’s counterparties of replacing all their transactions with the Group with a fair value in their favor if the Group were to default. Positive and negative replacement values on different transactions are only netted if the transactions are with the same counterparty and the cash flows will

Financial Statements
Notes to the Financial Statements

be settled on a net basis. Changes in replacement values of derivative instruments are recognized in trading income unless they qualify as hedges for accounting purposes, as explained in Note 1 Summary of Significant Accounting Policies, section o) Derivative instruments and hedging.

Types of derivative instruments

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
Swaps are transactions in which two parties exchange cash flows on a specified notional amount for a predetermined period. Most swaps are traded OTC. The major types of swap transactions undertaken by the Group are as follows:
–	Interest rate swap contracts generally entail the contractual exchange of fixed and floating rate interest payments in a single currency, based on a notional amount and a reference interest rate, e. g. LIBOR.
–	Cross currency swaps involve the exchange of interest payments based on two different currency principal balances and reference interest rates and generally also entail exchange of principal amounts at the start and / or end of the contract.
–	Credit default swaps (CDSs) are the most common form of credit derivative, under which the party buying protection makes one or more payments to the party selling protection in exchange for an undertaking by the seller to make a payment to the buyer following a credit event (as defined in the contract) with respect to a third party. Settlement following a credit event may be a net cash amount, or cash in return for physical delivery of one or more obligations of the credit entity (as defined in the contract) and is made regardless of whether the protection buyer has actually suffered a loss. After a credit event and settlement, the contract is terminated.
–	Total rate of return swaps give the total return receiver exposure to all of the cash flows and economic benefits and risks of an underlying asset, without having to own the asset, in exchange for a series of payments, often based on a reference interest rate, e. g. LIBOR. The total return payer has an equal and opposite position.
Options are contractual agreements under which, typically, the seller (writer) grants the purchaser the right, but not the obligation, either to buy (call option) or to sell (put option) by or at a set date, a specified quantity of a financial instrument or commodity at a predetermined price. The purchaser pays a premium to the seller for this right. Options involving more complex payment structures are also transacted. Options may be traded OTC or on a regulated exchange, and may be traded in the form of a security (warrant).

Derivatives transacted for trading purposes

Most of the Group’s derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify or reduce current or expected risks. Trading includes market-making, positioning and arbitrage activities. Market making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning means managing market risk positions with the expectation of profiting from favorable movements in prices, rates or indices. Arbitrage activities involve identifying and profiting from price differentials between the same product in different markets or the same economic factor in different products.

Derivatives transacted for hedging purposes

The Group enters into derivative transactions for the purposes of hedging assets, liabilities, forecast transactions, cash flows and credit exposures. The accounting treatment of hedge transactions varies according to the nature of the instrument hedged and whether the hedge qualifies as such for accounting purposes.
Derivative transactions may qualify as hedges for accounting purposes if they are fair value hedges or cash flow hedges. These are described under the corresponding headings below. The Group’s accounting policies for derivatives designated and accounted for as hedging instruments are explained in Note 1 o), Derivative instruments and hedging, where terms used in the following sections are explained.
The Group also enters into derivative transactions which provide economic hedges for credit risk exposures but do not meet the requirements for hedge accounting treatment: the Group uses CDSs as economic hedges for credit risk exposures in the loan and traded product portfolios but cannot apply hedge accounting to such positions.

Fair value hedges

The Group’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed rate long-term debt due to movements in market interest rates. For the year ended 31 December 2004, the Group recognized a net gain of CHF 22 million and in 2003 a net gain of CHF 21 million, representing the ineffective portions, as defined in Note 1 o), of fair value hedges. The fair values of outstanding derivatives designated as fair value hedges were a CHF 438 million net positive replacement value at 31 December 2004 and a CHF 797 million net positive replacement value at 31 December 2003.

Cash flow hedges of forecast transactions

The Group is exposed to variability in future interest cash flows on non-trading assets and liabilities which bear interest at variable rates or which are expected to be re-funded or reinvested in the future. The amounts and timing of fu-

ture cash flows, representing both principal and interest flows, are projected for each portfolio of financial assets and liabilities, based on their contractual terms and other relevant factors including estimates of prepayments and defaults. The aggregate principal balances and interest cash flows across all portfolios over time form the basis for identifying the non-trading interest rate risk of the Group, which is hedged with interest rate swaps, the maximum maturity of which is twenty-two years.
The schedule of forecast principal balances on which the expected interest cash flows arise as at 31 December 2004 is as follows.

CHF billion	< 1 year	1-3 years	3-5 years	5-10 years	over 10 years

Cash inflows (Assets)	135	255	180	153	8

Cash outflows (Liabilities)	88	142	87	91	72

Net cash flows	47	113	93	62	(64)

Gains and losses on the effective portions of derivatives designated as cash flow hedges of forecast transactions are initially recorded in Shareholders’ equity as Gains/losses not recognized in the income statement and are transferred to current period earnings when the forecast cash flows affect net profit or loss. The gains and losses on ineffective portions of such derivatives are recognized immediately in the income statement. In 2004, a gain of CHF 13 million was recognized due to hedge ineffectiveness, whereas in 2003 and 2002 no gains or losses from hedge ineffectiveness arose.
As at 31 December 2004 and 2003, the fair values of outstanding derivatives designated as cash flow hedges of forecast transactions were a CHF 818 million net negative replacement value and a CHF 871 million net negative replacement value, respectively. Swiss franc hedging interest rate swaps terminated during 2003 had a positive replacement value of CHF 867 million. No interest rate swaps designated as cash flow hedges were terminated during 2004. At year-end 2004, unrecognized income of CHF 501 million associated with these swaps has remained deferred in Shareholders’ equity. It will be removed from equity when the hedged cash flows impact net profit or loss. Amounts reclassified from Realized gains/losses not recognized in the income statement to current period earnings due to discontinuation of hedge accounting were a CHF 304 million net gain in 2004 and a CHF 7 million net gain in 2003. These amounts were recorded in net interest income.

Risks of derivative instruments

Derivative instruments are transacted in many trading portfolios, which generally include several types of instruments, not just derivatives. The market risk of derivatives is managed and controlled as an integral part of the market risk of these port-
folios. The Group’s approach to market risk is described in Note 29, Financial Instruments Risk Position, part a) Market risk.
Derivative instruments are transacted with many different counterparties, most of whom are also counterparties for other types of business. The credit risk of derivatives is managed and controlled in the context of the Group’s overall credit exposure to each counterparty. The Group’s approach to credit risk is described in Note 29, Financial Instruments Risk Position, part b) Credit Risk. It should be noted that although the positive replacement values shown on the balance sheet can be an important component of the Group’s credit exposure, the positive replacement values for any one counterparty are rarely an adequate reflection of the Group’s credit exposure on its derivatives business with that counterparty. This is because, on the one hand, replacement values can increase over time (‘potential future exposure’), while on the other hand, exposure may be mitigated by entering into master netting agreements and bilateral collateral arrangements with counterparties. Both the exposure measures used by the Group internally to control credit risk and the capital requirements imposed by regulators reflect these additional factors. In Note 29, part b) Credit Risk, the Derivatives positive replacement values shown under Traded products, and in Note 29 part d) Capital Adequacy, the Positive replacement values shown under Balance sheet assets are lower than those shown in the balance sheet and in the tables on the next two pages because they reflect legally enforceable close-out netting arrangements. Conversely, there are additional capital requirements shown in Note 29 part d) Capital Adequacy under off-balance sheet and other positions as Forward and swap contracts and Purchased options, which reflect the additional potential future exposure.

Financial Statements
Notes to the Financial Statements

Note 23 Derivative Instruments (continued)

As at 31 December 2004	Term to maturity										Total
											notional
	Within 3 months		3-12 months		1-5 years		Over 5 years		Total	Total	amount
CHF million	PRV [1]	NRV [2]	PRV	NRV	PRV	NRV	PRV	NRV	PRV	NRV	CHF bn

Interest rate contracts

Over the counter (OTC) contracts

Forward contracts	440	495	112	144	58	34	90	166	700	839	843.6

Swaps	4,305	4,002	11,015	11,921	65,419	64,487	76,470	75,287	157,209	155,697	9,871.0

Options	806	722	1,845	2,239	6,553	8,292	5,942	6,479	15,146	17,732	1,181.4

Exchange-traded contracts [3]

Futures											2,073.0

Options	86	87	133	103	5	5			224	195	817.9

Total	5,637	5,306	13,105	14,407	72,035	72,818	82,502	81,932	173,279	174,463	14,786.9

Credit derivative contracts

Over the counter (OTC) contracts

Credit default swaps	7	10	51	99	3,819	5,409	2,401	1,501	6,278	7,019	639.2

Total rate of return swaps	31	15	57	69	433	1,076	376	272	897	1,432	27.1

Total	38	25	108	168	4,252	6,485	2,777	1,773	7,175	8,451	666.3

Foreign exchange contracts

Over the counter (OTC) contracts

Forward contracts	3,496	4,585	807	1,316	186	449	68	240	4,557	6,590	355.6

Interest and currency swaps	27,587	28,094	15,101	14,907	20,897	15,484	7,189	7,240	70,774	65,725	2,811.4

Options	2,224	2,202	2,809	2,553	508	503	4	4	5,545	5,262	559.2

Exchange-traded contracts [3]

Futures											2.9

Options	9	9	81	79	11	10			101	98	5.9

Total	33,316	34,890	18,798	18,855	21,602	16,446	7,261	7,484	80,977	77,675	3,735.0

Precious metals contracts

Over the counter (OTC) contracts

Forward contracts	130	113	150	201	447	192	9	24	736	530	13.5

Options	156	115	281	251	683	615	34	28	1,154	1,009	43.4

Exchange-traded contracts [3]

Futures											0.8

Options	215	237	195	259	18	33			428	529	2.5

Total	501	465	626	711	1,148	840	43	52	2,318	2,068	60.2

Equity/index contracts

Over the counter (OTC) contracts

Forward contracts	795	506	572	419	1,912	928	129	24	3,408	1,877	103.6

Options	2,017	7,807	2,057	7,245	7,367	16,290	455	2,144	11,896	33,486	223.6

Exchange-traded contracts [3]

Futures											8.1

Options	1,212	1,040	947	1,142	1,711	1,979	98	109	3,968	4,270	401.6

Total	4,024	9,353	3,576	8,806	10,990	19,197	682	2,277	19,272	39,633	736.9

Commodity contracts

Over the counter (OTC) contracts

Forward contracts	338	343	519	491	420	379			1,277	1,213	35.4

Options	76	73	85	79	118	57			279	209	4.7

Total	414	416	604	570	538	436	0	0	1,556	1,422	40.1

Total derivative instruments	43,930	50,455	36,817	43,517	110,565	116,222	93,265	93,518	284,577	303,712

1 PRV: Positive replacement value.  2 NRV:Negative replacement value.  3 Exchange-traded products include proprietary trades only.

Note 23 Derivative Instruments (continued)

As at 31 December 2004	Term to maturity										Total
											notional
	Within 3 months		3-12 months		1-5 years		Over 5 years		Total	Total	amount
CHF million	PRV [1]	NRV [2]	PRV	NRV	PRV	NRV	PRV	NRV	PRV	NRV	CHF bn

Interest rate contracts

Over the counter (OTC) contracts

Forward contracts	424	586	258	312	71	130	5	4	758	1,032	1,128.4

Swaps	3,831	4,388	8,698	5,991	64,216	65,075	52,019	50,517	128,764	125,971	8,065.4

Options	464	978	868	992	4,686	5,967	4,223	5,334	10,241	13,271	815.4

Exchange-traded contracts [3]

Futures											243.7

Options	7	9	2	8					9	17	63.4

Total	4,726	5,961	9,826	7,303	68,973	71,172	56,247	55,855	139,772	140,291	10,316.3

Credit derivative contracts

Over the counter (OTC) contracts

Credit default swaps	109	102	39	61	3,443	3,536	1,928	1,880	5,519	5,579	289.3

Total rate of return swaps	27	2	29	576	197	470	112	305	365	1,353	12.0

Total	136	104	68	637	3,640	4,006	2,040	2,185	5,884	6,932	301.3

Foreign exchange contracts

Over the counter (OTC) contracts

Forward contracts	3,045	3,879	1,978	2,573	161	317	15	12	5,199	6,781	298.4

Interest and currency swaps	24,929	25,242	14,258	12,428	17,780	14,394	6,002	5,250	62,969	57,314	2,254.4

Options	3,232	3,348	3,211	2,550	513	356	9	1	6,965	6,255	576.8

Exchange-traded contracts [3]

Futures											5.0

Options	3	3	119	116					122	119	13.2

Total	31,209	32,472	19,566	17,667	18,454	15,067	6,026	5,263	75,255	70,469	3,147.8

Precious metals contracts

Over the counter (OTC) contracts

Forward contracts	246	247	377	305	333	270	18	23	974	845	15.9

Options	304	193	308	386	668	629	116	54	1,396	1,262	35.1

Exchange-traded contracts [3]

Futures											1.1

Options	9	40	21	63	3	4			33	107	2.3

Total	559	480	706	754	1,004	903	134	77	2,403	2,214	54.4

Equity/index contracts

Over the counter (OTC) contracts

Forward contracts	509	529	763	583	917	449	1,408	501	3,597	2,062	57.9

Options	1,841	2,788	3,482	7,847	11,111	13,646	1,328	4,560	17,762	28,841	213.8

Exchange-traded contracts [3]

Futures											8.6

Options	708	858	892	1,363	883	768	54	117	2,537	3,106	62.6

Total	3,058	4,175	5,137	9,793	12,911	14,863	2,790	5,178	23,896	34,009	342.9

Commodity contracts

Over the counter (OTC) contracts

Forward contracts	206	181	456	424	93	42			755	647	10.6

Options	168	153	73	53					241	206	1.6

Total	374	334	529	477	93	42	0	0	996	853	12.2

Total derivative instruments	40,062	43,526	35,832	36,631	105,075	106,053	67,237	68,558	248,206	254,768

1 PRV: Positive replacement value.  2 NRV:Negative replacement value.  3 Exchange-traded products include proprietary trades only.

Financial Statements
Notes to the Financial Statements

Off-Balance Sheet Information

Note 24 Fiduciary Transactions

Fiduciary placement represents funds which customers have instructed the Group to place in foreign banks. The Group is not liable to the customer for any default by the foreign bank nor do creditors of the Group have a claim on the assets placed.

CHF million	31.12.04	31.12.03

Placements with third parties	39,588	37,851

Fiduciary credits and other fiduciary financial transactions	57	74

Total fiduciary transactions	39,645	37,925

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
The contractual amount of these instruments is the maximum amount at risk for the Group if the customer fails to meet its obligations. The risk is similar to the risk involved in extending loan facilities and is monitored with the same risk control processes and specific credit risk policies. For the years ended 31 December 2004, 2003 and 2002 the Group recognized a CHF 31 million credit loss expense, CHF 23 million credit loss recovery and CHF 13 million credit loss expense, respectively, related to obligations incurred for contingencies and commitments.
The Group generally enters into sub-participations to mitigate the risks from commitments and contingencies. A sub-participation is an agreement with another party to fund a portion of the credit facility and to take a share of the loss in the event that the borrower fails to fulfill its obligations. The Group retains the contractual relationship with the borrower and the sub-participant has only an indirect relationship with the borrower. The Group will only enter into sub-participation agreements with banks whose rating is at least equal to or higher than that of the borrower.

Note 25 Commitments and Contingent Liabilities (continued)

CHF million	31.12.04	31.12.03

Contingent liabilities

Credit guarantees and similar instruments [1]	10,252	10,832

Sub-participations	(621)	(765)

Total	9,631	10,067

Performance guarantees and similar instruments [2]	2,536	2,760

Sub-participations	(415)	(276)

Total	2,121	2,484

Irrevocable commitments and documentary credits	2,106	1,971

Sub-participations	(272)	(373)

Total	1,834	1,598

Gross contingent liabilities	14,894	15,563

Sub-participations	(1,308)	(1,414)

Net contingent liabilities	13,586	14,149

Irrevocable commitments

Undrawn irrevocable credit facilities	53,168	46,623

Sub-participations	(7)	(235)

Total	53,161	46,388

Liabilities for calls on shares and other equities	19	337

Gross irrevocable commitments	53,187	46,960

Sub-participations	(7)	(235)

Net irrevocable commitments	53,180	46,725

Gross commitments and contingent liabilities	68,081	62,523

Sub-participations	(1,315)	(1,649)

Net commitments and contingent liabilities	66,766	60,874

Market value guarantees in form of written put options	352,509	218,638

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

As part of its trading and market-making activities, UBS writes put options on a broad range of underlyings. For writing put options, UBS receives a premium, which is recognized as negative replacement value on the balance sheet. The contract volume of a written put option, which is the number of units of the underlying multiplied by the exercise price per unit, is considered a market price guarantee issued, because the option holder is entitled to make UBS purchase the underlying at the stated exercise price. The fair value of all written put options is recognized on the balance sheet as negative replace-
ment value, which is significantly lower than the underlying total contract volume that represents the maximum potential payment UBS could be required to make upon exercise of the puts. The exposure from writing put options is managed through UBS’s standard risk management process at a level that is within the set risk limits. Accordingly, neither the underlying total contract volume nor the negative replacement value are indicative of the actual risk exposure arising from written put options.

Financial Statements
Notes to the Financial Statements

Note 25 Commitments and Contingent Liabilities (continued)

CHF million	Mortgage collateral	Other collateral	Unsecured	Total

Overview of collateral

Gross contingent liabilities	347	7,661	6,886	14,894

Gross irrevocable commitments	3,252	22,384	27,532	53,168

Liabilities for calls on shares and other equities	0	0	19	19

Total 31.12.04	3,599	30,045	34,437	68,081

Total 31.12.03	2,637	30,870	29,016	62,523

Other commitments

The Group enters into commitments to fund external private equity funds and investments, which typically expire within five years. The commitments themselves do not involve credit or market risk as the funds purchase investments at market value at the time the commitments are drawn. The maximum amount available to fund these investments at 31 December 2004 and 31 December 2003 was CHF 1,019 million and CHF 1,537 million, respectively.

Note 26 Operating Lease Commitments

At 31 December 2004, UBS was obligated under a number of non-cancellable operating leases for premises and equipment used primarily for banking purposes. The significant premises leases usually include renewal options and escalation clauses in line with general office rental market conditions as well as rent adjustments based on price indices. However, the lease agreements do not contain contingent rent payment clauses and purchase options. The leases also do not impose any restrictions on UBS’s ability to pay dividends, engage in debt financing transactions or enter into further lease agreements.

Our minimum commitments for non-cancellable leases of premises and equipment are presented as follows:

CHF million	31.12.04

Operating leases due

2005	886

2006	805

2007	719

2008	647

2009	584

2010 and thereafter	4,060

Subtotal commitments for minimum payments under operating leases	7,701

Less: Sublease rentals under non-cancellable leases	547

Net commitments for minimum payments under operating leases	7,154

Operating expenses include CHF 1,214 million and CHF 1,233 million of gross operating lease rentals which were reduced by CHF 43 million and CHF 43 million of sublease income for the years ended 31 December 2004 and 31 December 2003, respectively. Operating expenses for the year ended 31 December 2002 include CHF 1,193 million in respect of operating lease rentals.

Additional Information

Note 27 Pledged Assets

Assets are pledged as collateral for collateralized credit lines with central banks, loans from central mortgage institutions, deposit guarantees for savings banks, security deposits relating to stock exchange membership and mortgages on the Group’s property. No financial assets are pledged for contingent liabilities. The following table shows additional information about assets pledged or assigned as security for liabilities and assets subject to reservation of title for the years ended 31 December 2004 and 31 December 2003.

	Carrying amount	Related liability	Carrying amount	Related liability
CHF million	31.12.04	31.12.04	31.12.03	31.12.03

Mortgage loans	175	60	428	209

Securities	193,028	131,462	157,639	121,984

Property and equipment	320	0	0	0

Total pledged assets	193,523	131,522	158,067	122,193

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

Note 29 Financial Instruments Risk Position

This section presents information about UBS’s exposure to and its management and control of risks, in particular the primary risks associated with its use of financial instruments:
–	market risk (part a) is exposure to market variables such as interest rates, exchange rates and equity markets
–	credit risk (part b) is the risk of loss resulting from client or counterparty default and arises on credit exposure in all forms, including settlement risk
–	liquidity and funding risk (part c) is the risk that UBS is unable to meet its payment obligations when due, or that it is unable, on an ongoing basis, to borrow funds in the market on an unsecured, or even secured basis at an acceptable price to fund actual or proposed commitments.

Part d) presents and explains the Group’s regulatory capital position.
Sections a) to d) generally refer only to UBS’s financial businesses, while section e) covers the financial instruments risk positions of the industrial holding Motor-Columbus through its operating subsidiary Atel. The tables in this note which are based on risk information include only the financial businesses of the Group. Those which present an analysis of the whole balance sheet include the positions of Motor-Columbus.
It should be noted that, in management’s view, any representation of risk at a specific date offers only a snapshot of the risks taken, since both trading and non-trading positions can vary significantly on a daily basis, because they are actively managed. As such, it may not be representative of the level of risk at other times.

Financial Statements
Notes to the Financial Statements

Note 29 Financial Instruments Risk Position (continued)
a) Market Risk

(i) Overview

Market risk is the risk of loss arising from movements in market variables including observable variables such as interest rates, exchange rates and equity markets, and others which may be only indirectly observable such as volatilities and correlations. The risk of price movements on securities and other obligations in tradable form resulting from general credit and country risk factors and events specific to individual issuers is also considered market risk.
Market risk is incurred in UBS primarily through trading activities, which are centered in the Investment Bank but also arise, to a much lesser extent, in the Wealth Management businesses. It arises from market making, client facilitation and proprietary positions in equities, fixed income and interest rate products, foreign exchange and, to a lesser extent, precious metals and energy.
Additionally, Group Treasury assumes material non-trading market risk positions that arise from its balance sheet and capital management activities. There are also smaller non-trading market risk positions, predominantly interest rate risks, in the other Business Groups.
Each Business Group has a Chief Risk Officer (CRO), reporting functionally to the Group CRO, responsible for independent risk control of market risk.
Market risk authority, including both approval of market risk limits and approval of market risks in large or complex transactions and securities underwritings, is exercised by the Chairman’s Office and the GEB and is further delegated on an ad personam basis to the Group CRO and Market Risk Officers within the Business Groups.
Market risk measures and controls are applied to all trading activities, to foreign exchange, precious metal and energy exposures wherever they arise, and to interest rate risk in the banking books of all Business Groups including Group Treasury and the independent private banks.
The principal portfolio risk measures and limits on market risk are Value at Risk (VaR) and stress loss. VaR is an estimate of the potential loss on the current portfolio from adverse market movements, based on historical market movements, assuming a specified time horizon before positions can be adjusted (holding period), and expressed as the maximum potential loss that, with a specified level of confidence (probability), will not be exceeded. Stress loss is assessed against a set of forward-looking scenarios using stress moves in market variables, which are regularly reviewed. Complementary controls are also applied, where appropriate, to prevent undue concentrations, taking into account variations in price volatility and market depth and liquidity. They include controls on exposure to individual market risk variables, such as individual interest or exchange rates, and on positions in the securities of individual issuers (‘issuer risk’).

(ii) Interest Rate Risk

Interest rate risk is the risk of loss resulting from changes in interest rates. It is controlled primarily through the limit structure described in (a) (i) above. Exposure to interest rate movements can be expressed for all interest rate sensitive positions, whether marked to market or subject to amortized cost accounting, as the impact on their fair values of a one basis point (0.01%) change in interest rates. This sensitivity, analyzed by time band, is set out below. Interest rate sensitivity is one of the inputs to the VaR model.
The table sets out the extent to which UBS was exposed to interest rate risk at 31 December 2004 and 2003. It shows the net impact of a one basis point (0.01%) increase in market interest rates across all time bands on the fair values of interest rate sensitive positions, both on- and off-balance sheet. The impact of such an increase in interest rates depends on UBS’s net asset or net liability position in each category, currency and time band in the table. A negative amount in the table reflects a potential reduction in fair value, while a positive amount reflects a potential increase in fair value.

Note 29 Financial Instruments Risk Position (continued)
a) Market Risk (continued)

Interest rate sensitivity position1

		Interest rate sensitivity by time bands at 31.12.04
		Within 1	1 to 3	3 to 12	1 to 5	Over 5
CHF thousand gain / (loss) per basis point increase		month	months	months	years	years	Total

CHF	Trading	65	69	(83)	24	120	195

	Non-trading	(203)	(13)	(313)	(3,575)	(2,641)	(6,745)

USD	Trading	49	(236)	(1,184)	886	127	(358)

	Non-trading	30	(158)	(121)	(2,010)	(2,472)	(4,731)

EUR	Trading	192	(276)	342	(366)	(814)	(922)

	Non-trading	(8)	1	(22)	(180)	(200)	(409)

GBP	Trading	(19)	52	60	(380)	(32)	(319)

	Non-trading	(1)	(7)	(34)	(290)	270	(62)

JPY	Trading	(17)	630	(562)	(1,804)	781	(972)

	Non-trading	(1)	1	(1)	(4)	(1)	(6)

Other	Trading	75	(121)	(8)	5	145	96

	Non-trading	(1)	1	1	(1)	(2)	(2)

		Interest rate sensitivity by time bands at 31.12.03
		Within 1	1 to 3	3 to 12	1 to 5	Over 5
CHF thousand gain / (loss) per basis point increase		month	months	months	years	years	Total

CHF	Trading	19	(185)	(6)	311	(91)	48

	Non-trading	(38)	(99)	(359)	(4,288)	(3,587)	(8,371)

USD	Trading	(17)	(690)	(638)	(941)	1,190	(1,096)

	Non-trading	50	(55)	(92)	(2,213)	(1,702)	(4,012)

EUR	Trading	(84)	(206)	398	(1,018)	649	(261)

	Non-trading	4	6	(21)	(131)	(196)	(338)

GBP	Trading	24	31	131	(736)	536	(14)

	Non-trading	0	(10)	(55)	(40)	481	376

JPY	Trading	59	(326)	(34)	410	(273)	(164)

	Non-trading	(4)	3	(1)	(5)	(2)	(9)

Other	Trading	(43)	22	80	(464)	335	(70)

	Non-trading	(1)	0	(6)	(1)	(3)	(11)

1 Positions in Industrial Holdings are excluded.

Positions shown as ‘trading’ are those which contribute to market risk regulatory capital, i. e. those considered ‘trading book’ for regulatory capital purposes (see section d). ‘Non-trading’ includes all other interest rate sensitive assets and liabilities including derivatives designated as hedges for accounting purposes (as explained in Note 23) and off balance sheet commitments on which an interest rate has been fixed. This distinction differs somewhat from the accounting classification of trading and non-trading assets and liabilities.

Details of money market paper and debt instruments defined as trading portfolio for accounting purposes are included in Note 11 and of debt instruments defined as financial investments for accounting purposes in Note 12. Details of derivatives are shown in Note 23, but it should be noted that interest rate risk arises not only on interest rate contracts but also on other forwards, swaps and options, in particular on forward foreign exchange contracts. Off-balance sheet commitments on which an interest rate has been fixed are primarily forward starting fixed term loans.

Trading

The major part of this risk arises in the Investment Bank’s Fixed Income Rates and Currencies business.

Non-trading

Interest rate risk is inherent in many of UBS’s businesses and arises from factors such as differences in timing between contractual maturity or re-pricing of assets, liabilities and derivative instruments.
Most non-trading interest rate risk is captured at the point of business origination and transferred to a risk management unit – primarily the Cash and Collateral Trading unit of the Investment Bank or Group Treasury – where it is managed with-

Financial Statements
Notes to the Financial Statements

Note 29 Financial Instruments Risk Position (continued)
a) Market Risk (continued)

in the market risk limits described in (a)(i). The margin risks embedded in retail products remain with, and are subject to additional analysis and control by, the originating business units.

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
Interest rate risk also arises from balance sheet items such as the financing of bank property and investments in equity of associated companies, and from the investment of the Group’s equity. The risk on these items is also transferred to Group Treasury, through replicating portfolios designed to approximate the desired funding or investment profile.
The Group’s equity is invested at longer-term fixed interest rates in CHF, USD, EUR and GBP with an average duration of between three and four years, in line with strategic investment targets set by the Group Executive Board (GEB). These investments account for CHF 12.6 million of the non-trading interest rate sensitivity, with CHF 6.6 million arising in CHF, CHF 5.0 million in USD and the remainder in EUR and GBP. The interest rate sensitivity of these investments is directly related to the chosen investment duration and it should be recognized that, although investing in significantly shorter maturities would lead to a reduction in apparent interest rate sensitivity, it would lead to higher volatility in interest earnings.

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
Reported profits or losses are exchanged monthly into CHF, reducing volatility in the Group’s earnings from subse-
quent changes in exchange rates. Group Treasury also, from time to time, proactively hedges significant expected foreign currency earnings / costs (mainly USD, EUR and GBP) within a time horizon up to one year, in accordance with the instructions of the GEB and subject to its VaR limit. Economic hedging strategies employed include a cost-efficient option strategy, providing a safety net against unfavorable currency fluctuations while preserving upside potential.
The Group’s equity is invested in a diversified portfolio broadly reflecting the currency distribution of its risk-weighted assets in CHF, USD, EUR and GBP. This creates structural foreign currency exposures, the gains or losses on which are recorded through equity, leading to fluctuations in UBS’s capital base in line with the fluctuations in risk-weighted assets, thereby protecting the BIS Tier 1 capital ratio.
At 31 December 2004, the largest combined trading and non-trading currency exposures against the Swiss franc were in USD (short USD 224 million), EUR (short EUR 664 million) and GBP (long GBP 221 million). At 31 December 2003 the largest exposures were in USD (short USD 723 million), EUR (long EUR 71 million) and GBP (short GBP 40 million).

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
Details of equities defined as trading portfolio for accounting purposes are given in Note 11. Details of equity derivatives contracts (on indices and individual equities), which arise primarily from the Investment Bank’s trading activities, are shown in Note 23.

(v) Issuer Risk

The values of tradable assets – equities, bonds and other debt instruments (including money market paper and tradable loans) held for trading – are affected by factors specific to individual issuers as well as general market moves. This can include short-term factors influencing price but also more fundamental causes including severe financial deterioration.
As an active trader and market maker in equities, bonds and other securities, the Investment Bank holds positions in tradable assets, which are not only included in VaR but also subject to concentration limits on exposure to individual issuers. This includes both exposures arising from physical holdings, and exposures from derivatives based on such assets.

Note 29 Financial Instruments Risk Position (continued)
b) Credit Risk

Credit risk represents the loss which UBS would suffer if a client or counterparty failed to meet its contractual obligations. It is inherent in traditional banking products – loans, commitments to lend and other contingent liabilities, such as letters of credit – and in traded products – derivative contracts such as forwards, swaps and options, and repo and securities borrowing and lending transactions. Some of these products are accounted for on an amortized cost basis while others are recorded in the financial statements at fair value. Banking products are generally carried at amortized cost, but loans which have been originated by the Group for subsequent syndication or distribution through the cash markets, are carried at fair value. Within traded products, OTC derivatives are carried at fair value, while repos and securities borrowing and lending transactions are accounted for on an amortized cost basis. Regardless of the accounting treatment, all banking and traded products are controlled under the same credit risk framework.
All Business Groups taking material credit risk have independent credit risk control functions headed by Chief Credit Officers (CCOs) reporting functionally to the Group CCO. They are responsible for the independent control of credit risk including counterparty ratings and credit risk assessment. Credit risk authority, including authority to establish allowances and provisions and credit valuation adjustments for impaired claims, is exercised by the Chairman’s Office and the GEB and is further delegated on an ad personam basis to the Group CCO and to Credit Officers within the Business Groups.
For credit control purposes, credit exposure is measured for banking products as the face value amount. For traded products, credit exposure is measured as the current replacement value of contracts plus potential future changes in replace-
ment value, taking account of master netting agreements with individual counterparties where they are considered enforceable in insolvency. UBS is an active user of credit derivatives to hedge credit risk on individual names and on a portfolio basis in banking and traded products. In line with general market trends, UBS has also entered into bilateral collateral agreements with market participants to mitigate credit risk on OTC derivatives. Individual hedges and collateral arrangements are reflected in our internal credit exposure measurement, and credit limits are applied on this basis.
In the table, the amounts shown as credit exposure differ somewhat from the internal credit view. For banking products, they are based on the accounting view, which, for example, does not reflect risk reduction resulting from credit hedges and collateral received, but does include cash collateral posted by UBS against negative replacement values on derivatives. For traded products, positive and negative replacement values are shown net only where permitted for regulatory capital purposes (consistent with the table in part d) Capital Adequacy), and potential future exposure is not included. This in turn differs from the accounting treatment of traded products in several respects. OTC derivatives are represented on the balance sheet by positive and negative replacement values, which are netted only if the cash flows will actually be settled net, which is not generally the case – for details see Note 23. Securities borrowing and lending transactions are represented on the balance sheet by the gross values of cash collateral placed with or received from counterparties while repos / reverse repos are represented by the gross amounts of the forward commitments – for details see Note 10 – the credit exposure generally being only a small percentage of these balance sheet amounts.

Breakdown of credit exposure1

Amounts for each product type are shown gross before allowances and provisions.

CHF million	31.12.04	31.12.03

Banking products

Loans to customers and due from banks [2]	269,518	247,995

Contingent liabilities (gross – before participations) [3]	14,894	15,563

Undrawn irrevocable credit facilities (gross – before participations) [3]	53,168	46,623

Traded products [4]

Derivatives positive replacement values (before collateral but after netting) [5]	78,317	84,334

Securities borrowing and lending, repos and reverse repos [6,7]	24,768	30,833

Allowances and provisions [8]	(2,883)	(3,954)

Total credit exposure net of allowances and provisions	437,782	421,394

1 Positions in Industrial Holdings are excluded. 2 See Note 9a – Due from Banks and Loans for further information. 3 See Note 25 – Commitments and Contingent Liabilities for further information. 4 Does not include potential future credit exposure arising from changes in value of products with variable value. Potential future credit exposure is, however, included in internal measures of credit exposure for risk management and control purposes. 5 Replacement values are shown net where netting is permitted for regulatory capital purposes. See also Note 23 – Derivative Instruments for further information. 6 This figure represents the difference in value between the cash or securities lent or given as collateral to counterparties, and the value of cash or securities borrowed or taken as collateral from the same counterparties under stock borrow / lend and repo / reverse repo transactions. 7 See Note 10 – Securities Borrowing, Securities Lending, Repurchase and Reverse Repurchase Agreements for further information about these types of transactions. 8 See Note 9b – Allowances and Provisions for Credit Losses for further information.

Financial Statements
Notes to the Financial Statements

Note 29 Financial Instruments Risk Position (continued)
b) Credit Risk (continued)

UBS manages and controls concentrations of credit risk wherever they are identified, in particular to individual counterparties and groups, and to industries and countries. UBS sets limits on its credit exposure to both individual counterparties and counterparty groups. Concentrations of credit risk exist if clients are engaged in similar activities, or are located in the same geographic region or have comparable economic characteristics such that their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions. Stress measures are applied to assess the impact of variations in default rates and asset values, taking into account risk concentrations in each portfolio. Stress loss limits are applied where considered necessary, including limits on credit exposure to all but the best-rated countries. With the exceptions of private households (CHF 135,397 million), banks and financial institutions (CHF 75,311 million) and real estate and rentals in Switzerland (CHF 11,466 million), there are no material concentrations of loans at 31 December 2004, and the vast majority of those to private households and to real estate and rentals are secured. Derivatives exposure is predominantly to investment grade banks and financial institutions.

Impaired claims

UBS classifies a claim as impaired if it considers that it will suffer a loss on that claim as a result of the obligor’s inability to meet its commitments (including interest payments, principal repayments or other payments due, for example on a derivative product or under a guarantee) according to the contractual terms, and after realization of any available collateral. Loans are further classified as non-performing where payment of interest, principal or fees is overdue by more than 90 days and there is no firm evidence that they will be made good by later payments or the liquidation of collateral, or where insolvency proceedings have commenced or obligations have been restructured on concessionary terms.
The recognition of impairment in the financial statements depends on the accounting treatment of the claim. For products accounted for on an amortized cost basis, impairment is recognized through the creation of a provision or allowance, which is charged to the income statement as credit loss expense. Allowances or provisions are determined such that the carrying values of impaired claims are consistent with the prin-
ciples of IAS 39. For products recorded at fair value, impairment is recognized through a credit valuation adjustment, which is charged to the income statement through the net trading income line.
UBS also assesses portfolios of claims with similar credit risk characteristics for collective impairment in accordance with IAS 39 (amortized cost products only). A portfolio is considered impaired on a collective basis if there is objective evidence to suggest that it contains impaired obligations but the individual impaired items cannot yet be identified.
For further information about accounting policy for allowances and provisions for credit losses see Note 1q). For the amounts of allowance and provision for credit losses and amounts of impaired and non-performing loans, see Note 9 b), c) and d). It should be noted that allowances and provisions for collective impairment are included in the total of allowances and provisions in the table on the previous page, and in notes 9a and 9b, but that portfolios against which collective loan loss provisions have been established are not included in the totals of impaired loans in Note 9c.
The occurrence of credit losses is erratic in both timing and amount and those that arise usually relate to transactions entered into in previous accounting periods. In order to reflect the fact that future credit losses are implicit in the current portfolio, and to encourage risk-adjusted pricing for products carried at amortized cost, UBS uses the concept of ‘expected loss’ for management purposes. Expected loss is a forward looking, statistically based concept which is used to estimate the annual costs that will arise, on average over time, from positions in the current portfolio that become impaired. It is derived from the probability of default (given by the counterparty rating), current and likely future exposure to the counterparty and the likely severity of the loss should default occur. Note 2a includes two tables: the first shows Credit loss expense, as recorded in the Financial Statements, for each Business Group; the second reflects an ‘Adjusted expected credit loss’ for each Business Group, which is the expected credit loss on its portfolio, plus the difference between Credit loss expense and expected credit loss, amortized over a three-year period. The difference between the total of these Adjusted expected credit loss figures and the Credit loss expense recorded at Group level for financial reporting is reported in Corporate Functions.

Note 29 Financial Instruments Risk Position (continued)
c) Liquidity Risk

UBS’s approach to liquidity management is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, without compromising its ability to respond quickly to strategic market opportunities. A centralized approach is adopted, based on an integrated framework incorporating the assessment of expected cash flows and the availability of high-grade collateral which could be used to secure additional funding if required. The liquidity position is assessed and managed under a variety of scenarios, giving due consideration to stress factors. Scenarios en-

compass not only normal market conditions but also stressed conditions, including both UBS-specific and general market crises. The impact on both trading and client businesses is considered, taking account of potential collateral with which funds might be raised, and the possibility that customers might seek to withdraw funds or draw down unutilized credit lines.
The breakdown by contractual maturity of assets and liabilities, which is the basis of the “normal market conditions” scenario, at 31 December 2004 is shown in the table below.

Maturity analysis of assets and liabilities
					Due	Due
				Due	between	between
	On	Subject		within	3 and	1 and	Due after
CHF billion	demand	to notice	[1]	3 months	12 months	5 years	5 years	Total

Assets

Cash and balances with central banks	6.0							6.0

Due from banks	20.0	0.4		10.5	1.1	2.1	1.2	35.3

Cash collateral on securities borrowed	0.0	186.0		32.0	2.1	0.1	0.0	220.2

Reverse repurchase agreements	0.0	49.6		255.0	46.0	5.5	1.1	357.2

Trading portfolio assets [2]	370.3	0.0		0.0	0.0	0.0	0.0	370.3

Trading portfolio assets pledged as collateral	159.1	0.0		0.0	0.0	0.0	0.0	159.1

Positive replacement values [2]	284.6	0.0		0.0	0.0	0.0	0.0	284.6

Financial assets designated at fair value	0.7	0.0		0.0	0.0	0.0	0.0	0.7

Loans	23.1	35.8		47.3	30.2	79.6	16.4	232.4

Financial investments	4.1	0.0		0.6	0.1	0.2	0.1	5.1

Accrued income and prepaid expenses	5.9	0.0		0.0	0.0	0.0	0.0	5.9

Investments in associates	0.0	0.0		0.0	0.0	0.0	2.4	2.4

Property and equipment	0.0	0.0		0.0	0.0	0.0	8.7	8.7

Goodwill and other intangible assets	0.0	0.0		0.0	0.0	0.0	12.1	12.1

Other assets	15.6	19.2		0.0	0.0	0.0	0.0	34.8

Total 31.12.04	889.4	291.0		345.4	79.5	87.5	42.0	1,734.8

Total 31.12.03	832.4	260.6		271.2	82.6	72.2	31.1	1,550.1

Liabilities

Due to banks	30.8	6.5		77.8	1.5	1.9	0.4	118.9

Cash collateral on securities lent	0.0	51.7		9.8	0.0	0.0	0.0	61.5

Repurchase agreements	0.0	20.2		363.2	37.8	1.2	0.2	422.6

Trading portfolio liabilities [2]	171.0	0.0		0.0	0.0	0.0	0.0	171.0

Negative replacement values [2]	303.7	0.0		0.0	0.0	0.0	0.0	303.7

Financial liabilities designated at fair value	0.0	0.0		2.3	9.0	46.4	8.1	65.8

Due to customers	119.1	112.0		135.4	5.2	1.5	2.9	376.1

Accrued expenses and deferred income	14.7	0.0		0.0	0.0	0.0	0.0	14.7

Debt issued	0.0	0.0		74.9	12.1	5.0	25.8	117.8

Other liabilities	20.3	22.1		0.0	0.0	0.0	0.0	42.4

Total 31.12.04	659.6	212.5		663.4	65.6	56.0	37.4	1,694.5

Total 31.12.03	795.0	188.0		338.5	130.4	36.5	22.3	1,510.7

1 Deposits without a fixed term, on which notice of withdrawal or termination has not been given (such funds may be withdrawn by the depositor or repaid by the borrower subject to an agreed period of notice which can be from 2 days to 6 months).   2 Trading and derivative positions are shown within ‘on demand’ which management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods.

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

While UBS monitors and reports its capital ratios under BIS rules, it is the rules established by the Swiss regulator, the EBK, which ultimately determine the regulatory capital required to underpin its business, and these rules, on balance, result in higher RWAs than the BIS rules. As a result, UBS’s ratios are lower when calculated under the EBK regulations than under the BIS rules.

BIS Eligible capital

BIS eligible capital consists of two parts. Tier 1 capital comprises share capital, share premium, retained earnings including current year profit, foreign currency translation and minority interests less accrued dividends, net long positions in own shares and goodwill. Certain adjustments are made to IFRS-based profit and reserves, in line with BIS recommendations, as prescribed by the EBK. Tier 2 capital includes subordinated long-term debt. Tier 1 capital is required to be at least 4% and Total eligible capital at least 8% of RWAs.

BIS Risk-Weighted Assets (RWAs)

Total RWAs are made up of three elements – credit risk, other assets and market risk, each of which is described below.
The credit risk component consists of on- and off-balance sheet claims, measured according to regulatory formulae outlined below, and weighted according to type of counterparty and collateral at 0%, 20%, 50% or 100%. The least risky claims, such as claims on OECD governments and claims collateralized by cash, are weighted at 0%, meaning that no capital support is required, while the claims deemed most risky, including unsecured claims on corporates and private customers, are weighted at 100%, meaning that 8% capital support is required.
Securities not held for trading are included as claims, based on the net long position in the securities of each issuer, includ-
ing both physical holdings and positions derived from other transactions such as options. UBS’s investment in Motor-Columbus is treated for regulatory capital purposes as a position in a security not held for trading.
Claims arising from derivatives transactions include two components: the current positive replacement values and ‘add-ons’ to reflect their potential future exposure. Where UBS has entered into a master netting agreement which is accepted by the EBK as being legally enforceable in insolvency, positive and negative replacement values with individual counterparties can be netted and therefore the on-balance sheet component of RWAs for derivatives transactions shown in the table on the next page (Positive replacement values) is less than the balance sheet value of Positive replacement values. The add-ons component of the RWAs is shown in the table on the next page under Off-balance sheet exposures and other positions – Forward and swap contracts, and Purchased options.
Claims arising from contingent commitments and irrevocable facilities granted are converted to credit equivalent amounts based on specified percentages of nominal value.
There are other types of asset, most notably property and equipment and intangibles, which, while not subject to credit risk, represent a risk to the bank in respect of their potential for writedown and impairment and which therefore require capital underpinning.
Capital is required to support market risk arising in all foreign exchange, precious metals and commodity (including energy) positions, and all positions held for trading in interest rate instruments and equities, including risks on individual equities and traded debt obligations such as bonds. UBS computes this risk using a Value at Risk (VaR) model approved by the EBK, from which the market risk capital requirement is derived. Unlike the calculations for credit risk and other assets, this produces the capital requirement itself rather than the RWA amount. In order to compute a total capital ratio, the market risk capital requirement is converted to a ‘RWA equivalent’ (shown in the table as Market risk positions) such that the capital requirement is 8% of this RWA equivalent, i.e. the market risk capital requirement derived by VaR is multiplied by 12.5.

Note 29 Financial Instruments Risk Position (continued)
d) Capital Adequacy (continued)

Risk-weighted assets (BIS)
		Risk-weighted			Risk-weighted
	Exposure	amount	Exposure	[1]	amount
CHF million	31.12.04	31.12.04	31.12.03		31.12.03

Balance sheet exposures

Due from banks and other collateralized lendings [2]	556,947	7,820	531,098		8,565

Net positions in securities [3,4]	8,227	6,914	7,277		6,182

Positive replacement values [5]	78,317	17,121	84,334		22,324

Loans, net of allowances for credit losses and other collateralized lendings [2]	429,186	164,620	359,154		153,537

Accrued income and prepaid expenses	5,790	3,573	6,218		4,284

Property and equipment	8,772	8,772	9,611		9,611

Other assets	32,725	8,949	24,918		7,673

Off-balance sheet exposures

Contingent liabilities	14,894	7,569	15,563		8,167

Irrevocable commitments	53,187	11,764	46,960		6,863

Forward and swap contracts [6]	14,419,106	8,486	11,746,880		4,710

Purchased options [6]	2,306,605	386	1,183,708		1,716

Market risk positions [7]		18,151			18,269

Total risk-weighted assets		264,125			251,901

1 Prior year numbers have been adjusted to conform with current year’s presentation. 2 Includes gross securities borrowing and reverse repo exposures, as well as traded loans which are included in trading assets. These positions have not been included in the market risk position. 3 Includes security positions which are not included in the market risk position, including Motor-Columbus, which is not consolidated for capital adequacy purposes. 4 Excluding positions in the trading book, which are included in market risk positions. 5 Represents the mark to market values of Forward and swap contracts and Purchased options, where positive but after netting, where applicable. 6 Represents the “add-ons” for these contracts. 7 Regulatory capital adequacy requirements for market risk, calculated using the approved Value at Risk model, multiplied by 12.5 to give the “risk-weighted asset equivalent”.

BIS capital ratios
	Capital	Ratio	Capital	Ratio
	CHF million	%	CHF million	%
	31.12.04	31.12.04	31.12.03	31.12.03

Tier 1	31,051	11.8	29,765	11.8

of which hybrid Tier 1	2,963	1.1	3,224	1.3

Tier 2	4,815	1.8	3,816	1.5

Total BIS	35,866	13.6	33,581	13.3

The Tier 1 capital includes CHF 2,963 million (USD 2,600 million) in trust preferred securities at 31 December 2004 and CHF 3,224 million (USD 2,600 million) at 31 December 2003.

Financial Statements
Notes to the Financial Statements

Note 29 Financial Instruments Risk Position (continued)
e) Financial Instruments Risk Position in Motor-Columbus

The Atel Group, the operating arm of Motor-Columbus, is exposed to electricity price risk, interest rate risk, currency risk, credit risk, and other business risks.

Risk limits are allocated to individual risk categories and compliance with these limits is continuously monitored, the limits being periodically adjusted in the broad context of the company’s overall risk capacity.
A risk policy has been established and is monitored by a risk committee composed of executive management. It was approved by the Board of Directors of Atel and is reviewed and ratified by them annually. The policy sets out the principles for Atel’s business. It specifies requirements for entering into, measuring, managing and limiting risk in its business and the organization and responsibilities of risk management. The objective of the policy is to provide a reasonable balance between the business risks entered into and Atel’s earnings and risk-bearing shareholders’ equity.
A financial risk policy sets out the context of financial risk management in terms of content, organization and systems, with the objective of reducing financial risk, balancing the costs of hedging and the risks assumed. The responsible units manage their financial risks within the framework of this policy and limits defined for their area.

Energy price risk

Price risks in the energy business arise from, among others, price volatility, changing market prices and changing correlations between markets and products. Derivative financial instruments are used to hedge underlying physical transactions, subject to the risk policy.

Interest rate risk

Interest rate swaps are permitted to hedge capital markets interest rate exposure, with changes in fair value being reported in the income statement.

Currency risks

To minimize currency risk, Atel tries to offset operating income and expenses in foreign currencies. Any surplus is hedged through currency forwards and options within the framework of the financial risk policy.
Net investment in foreign subsidiaries is also subject to exchange rate movements, but differences in inflation rates tend to cancel out these changes over the longer term and for this reason Atel does not hedge investment in foreign subsidiaries.

Credit risk

Credit risk management is based on assessment of the creditworthiness of new contracting parties before entering into any transaction, giving rise to credit exposure, and continuous monitoring of creditworthiness and exposures thereafter. In the energy business, Atel only enters into transactions leading to credit exposure with counterparties that fulfill the criteria laid out in the risk policy. Concentration risk is minimized by the number of customers and their geographical distribution.
Financial assets reported in the balance sheet represent the maximum loss to Atel in the event of counterparty default at the balance sheet date.

Note 30 Fair Value of Financial Instruments
30a Fair Value of Financial Instruments

The following table presents the fair value of financial instruments, including those not reflected in the financial statements at fair value. It is accompanied by a discussion of the methods used to determine fair value for financial instruments.

	Carrying	Fair	Unrealized	Carrying	Fair	Unrealized
	value	value	gain / (loss)	value	value	gain / (loss)
CHF billion	31.12.04	31.12.04	31.12.04	31.12.03	31.12.03	31.12.03

Assets

Cash and balances with central banks	6.0	6.0	0.0	3.6	3.6	0.0

Due from banks	35.3	35.3	0.0	31.7	31.7	0.0

Cash collateral on securities borrowed	220.2	220.2	0.0	213.9	213.9	0.0

Reverse repurchase agreements	357.1	357.1	0.0	320.5	320.5	0.0

Trading portfolio assets	370.3	370.3	0.0	341.0	341.0	0.0

Trading portfolio assets pledged as collateral	159.1	159.1	0.0	120.8	120.8	0.0

Positive replacement values	284.6	284.6	0.0	248.2	248.2	0.0

Financial assets designated at fair value	0.7	0.7	0.0	0.0	0.0	0.0

Loans	232.4	233.8	1.4	212.7	214.0	1.3

Financial investments	5.0	5.0	0.0	5.1	5.1	0.0

Liabilities

Due to banks	118.9	118.9	0.0	127.0	127.0	0.0

Cash collateral on securities lent	61.5	61.5	0.0	53.3	53.3	0.0

Repurchase agreements	422.6	422.6	0.0	415.9	415.9	0.0

Trading portfolio liabilities	171.0	171.0	0.0	144.0	144.0	0.0

Negative replacement values	303.7	303.7	0.0	254.8	254.8	0.0

Financial liabilities designated at fair value	65.8	65.8	0.0	35.3	35.3	0.0

Due to customers	376.1	376.1	0.0	346.6	346.6	0.0

Debt issued	117.8	118.9	(1.1)	88.8	90.0	(1.2)

Subtotal			0.3			0.1

Unrealized gains and losses recorded in Shareholders’ equity before tax on:

Financial investments			1.4			0.8

Derivative instruments designated as cash flow hedges			(0.4)			(0.2)

Net unrealized gains and losses not recognized in the income statement			1.3			0.7

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. For financial instruments carried at fair value, market prices or rates are used to determine fair value where an active market exists (such as a recognized stock exchange), as it is the best evidence of the fair value of a financial instrument.

Market prices are not, however, available for certain financial assets and liabilities held and issued by UBS. Therefore, where no active market price or rate is available, fair values are estimated using present value or other valuation techniques, using inputs based on market conditions existing at the balance sheet dates.
Valuation techniques are generally applied to OTC derivatives, unlisted trading portfolio assets and liabilities, and unlisted financial investments. The most frequently applied pricing models and valuation techniques include forward pricing and swap models using present value calculations, option models such as the Black-Scholes model or generalizations of it, and credit models such as default rate models or credit spread models.
The values derived from applying these techniques are significantly affected by the choice of valuation model used and the underlying assumptions made concerning factors such as the amounts and timing of future cash flows, discount rates, volatility, and credit risk.
The following methods and significant assumptions have been applied in determining the fair values of financial instruments presented in the above table, both for financial instruments carried at fair value, and those carried at cost (for which fair values are provided as a comparison):
(a)	trading portfolio assets and liabilities, trading portfolio assets pledged as collateral, financial assets and liabilities designated at fair value, derivatives, and other transactions

Financial Statements
Notes to the Financial Statements

Note 30 Fair Value of Financial Instruments (continued)
30a Fair Value of Financial Instruments (continued)

undertaken for trading purposes are measured at fair value by reference to quoted market prices when available. If quoted market prices are not available, then fair values are estimated on the basis of pricing models, or other recognized valuation techniques. Fair value is equal to the carrying amount for these items;
(b)	financial investments classified as available-for-sale are measured at fair value by reference to quoted market prices when available. If quoted market prices are not available, then fair values are estimated on the basis of pricing models or other recognized valuation techniques. Fair value is equal to the carrying amount for these items, and unrealized gains and losses, excluding impairment writedowns, are recorded in Shareholders’ equity until an asset is sold, collected or otherwise disposed of;
(c)	the carrying amount of liquid assets and other assets maturing within 12 months is assumed to approximate their fair value. This assumption is applied to liquid assets and the short-term elements of all other financial assets and financial liabilities;
(d)	the fair value of demand deposits and savings accounts with no specific maturity is assumed to be the amount payable on demand at the balance sheet date;
(e)	the fair value of variable rate financial instruments is assumed to be approximated by their carrying amounts and, in the case of loans, does not, therefore, reflect changes in their credit quality, as the impact of credit risk is recognized separately by deducting the amount of the allowance for credit losses from both carrying and fair values;
(f)	the fair value of fixed rate loans and mortgages carried at amortized cost is estimated by comparing market interest rates when the loans were granted with current market rates offered on similar loans. Changes in the credit quality of loans within the portfolio are not taken into account in determining gross fair values, as the impact of credit risk is recognized separately by deducting the amount of the allowance for credit losses from both carrying and fair values.
Where applicable, for the purposes of the fair value disclosure on the previous page, the interest accrued to date on financial instruments is included in the carrying value of the financial instruments.
These valuation techniques and assumptions provide a consistent measurement of fair value for UBS’s assets and liabilities as shown in the table. However, because other institutions may use different methods and assumptions when estimating fair value using a valuation technique, and when estimating the fair value of financial instruments not carried at fair value, such fair value disclosures cannot necessarily be compared from one financial institution to another.
The table does not reflect the fair values of non-financial assets and liabilities such as property, equipment, goodwill, prepayments and non-interest accruals.
Substantially all of UBS’s commitments to extend credit are at variable rates. Accordingly, UBS has no significant exposure to fair value fluctuations resulting from interest rate movements related to these commitments.
The fair values of UBS’s fixed rate loans, long- and medium-term notes and bonds issued are predominantly hedged by derivative instruments, mainly interest rate swaps, as explained in Note 23. The interest rate risk inherent in balance sheet positions with no specific maturity is also hedged with derivative instruments based on management’s view on the effective interest repricing date of the products.
Derivative instruments used for hedging are carried on the balance sheet at fair values, which are included in the Positive or Negative replacement values in the table. When the interest rate risk on a fixed rate financial instrument is hedged with a derivative in a fair value hedge, the fixed rate financial instrument (or hedged portion thereof) is reflected in the table at fair value only in relation to the interest rate risk, not the credit risk, as explained in (f). Fair value changes are recorded in net profit. The treatment of derivatives designated as cash flow hedges is explained in Note 1o). The amount shown in the table as “Derivative instruments designated as cash flow hedges” is the net change in fair values on such derivatives that is recorded in Shareholders’ equity and not yet transferred to income or expense.

Note 30 Fair Value of Financial Instruments (continued)
30b Determination of Fair Values from Quoted Market Prices or Valuation Techniques

For trading portfolio securities and financial investments which are listed or otherwise traded in an active market, for exchange traded derivatives, and for other financial instruments for which quoted prices in an active market are available, fair value is determined directly from those quoted market prices.
For financial instruments which do not have directly available quoted market prices, fair values are estimated using valuation techniques, or models, based wherever possible on assumptions supported by observable market prices or rates existing at the balance sheet date. This is the case for the majority of OTC derivatives, most unlisted instruments, and other items which are not traded in active markets.
For a small portion of financial instruments, fair values cannot be obtained directly from quoted market prices, or indirectly using valuation techniques or models supported by observable market prices or rates. This is generally the case for private equity investments in unlisted securities, and for certain exotic or structured financial instruments. In these cases fair value is estimated indirectly using valuation techniques or models for which the inputs are reasonable assumptions, based on market conditions.
The following table presents the valuation methods used to determine fair values of financial instruments carried at fair value:

		Valuation technique –	Valuation technique – non-
CHF billion	Quoted market price	market observable inputs	market observable inputs	Total

Trading portfolio assets	209.6	159.7	1.0	370.3

Trading portfolio assets pledged as collateral	156.0	3.1	0.0	159.1

Positive replacement values	6.2	265.2	13.2	284.6

Financial assets designated at fair value	0.7	0.0	0.0	0.7

Financial investments	1.1	0.4	3.5	5.0

Total assets	373.6	428.4	17.7	819.7

Trading portfolio liabilities	161.3	9.7	0.0	171.0

Negative replacement values	9.8	270.1	23.8	303.7

Financial liabilities designated at fair value	0.0	65.8	0.0	65.8

Total liabilities	171.1	345.6	23.8	540.5

30c Sensitivity of Fair Values to Changing Significant Assumptions to Reasonably Possible Alternatives

Included in the fair value of financial instruments carried at fair value on the balance sheet are those estimated in full or in part using valuation techniques based on assumptions that are not supported by observable market prices or rates. Models used in these situations undergo an internal validation process before they are certified for use. Any related model valuation uncertainty is quantified, and deducted from the fair values produced by the models. Based on the controls and procedural safeguards we employ, management believes the resulting estimated fair values recorded in the balance sheet and the changes in fair values recorded in the income statement are reasonable, and are the most appropriate at the balance sheet date.

The potential effect of using reasonably possible alternative assumptions as inputs to valuation models from which the fair values of these financial instruments are determined has been quantified as a reduction of approximately CHF 579 million using less favorable assumptions, and an increase of approximately CHF 927 million using more favorable assumptions.
The determination of reasonably possible alternative assumptions is itself subject to considerable judgment, but for this purpose was determined using the same technique as for the model valuation adjustments. This was based on increasing and decreasing the confidence level applied to determine the original model valuation adjustments. The resulting effect on fair values reflects the application of less favorable and more favorable assumptions. In changing the assumptions it was assumed that the impact of correlation between different financial instruments and models is minimal.

Financial Statements
Notes to the Financial Statements

Note 30 Fair Value of Financial Instruments (continued)
30d Changes in Fair Value Recognized in Profit or Loss during the Period which were Estimated using Valuation Techniques

Total Net trading income for the year ended 31 December 2004 was CHF 4,972 million, which represents the net result from a range of products traded across different business activities, including the effect of foreign currency translation, and including both realized and unrealized income. Unrealized income is determined from changes in fair values, using quoted prices in active markets when available, and is otherwise estimated using valuation techniques.
Included in the unrealized portion of Net trading income are net losses from changes in fair values of CHF 7,123 million on financial instruments for which fair values were estimated using valuation techniques. These valuation techniques included models such as those described above, which range from relatively simple models with market observable inputs, to those which are more complex and require the use of assumptions or estimates based on market conditions.
Net trading income is often generated in transactions involving several financial instruments, or subject to hedging or other risk management techniques, which may result in different portions of the transaction being priced using different methods.

Consequently, the changes in fair value recognized in profit or loss during the period which were estimated using valuation techniques represent only a portion of Net trading income, and in many cases these amounts were offset by other financial instruments or transactions, which were priced in active markets using quoted market prices or rates, or which have been realized. The amount of such income in the current year, including the effect of foreign currency translation on unrealized transactions, was a gain of CHF 12,095 million.
Changes in fair value estimated using valuation techniques are also recognized in net profit, in situations of unrealized impairments on financial investments available-for-sale. The total of such impairment amounts recognized in net profit during the period was CHF 218 million.

Note 30 Fair Value of Financial Instruments (continued)
30e Continuing Involvement in Assets that have been Transferred

The following table presents details of assets which have been sold or otherwise transferred, but which continue to be recognized, either in full or to the extent of UBS’s continuing involvement:

	Continued asset recognition in full
CHF billion	Total assets	Associated liability

Nature of transaction

Securities lending agreements	37.3	13.8

Repurchase agreements	121.8	117.6

Other collateralized securities trading	2.9	2.1

Total 31.12.04	162.0	133.5

The assets in the above table continue to be recognized to the extent shown, due to transactions which do not qualify for derecognition of the assets from the balance sheet. Derecognition criteria are discussed in more detail in Notes 1 d) and aa).
In each situation of continued recognition, whether in full, or to the extent of continuing involvement, UBS retains the risks of the relevant portions of the retained assets. These include credit risk, settlement risk, country risk, and market risk. In addition, the nature of an associated transaction which gives rise to the continued involvement may modify existing risks, or introduce risks such as credit exposure to the counterparty to the associated transaction.
The majority of retained assets relate to repurchase agreements and securities lending agreements. Repurchase agreements are nearly always concluded with debt instruments, such as bonds, notes or money market paper; the majority of securities lending agreements are concluded with shares, and the remainder typically with bonds and notes. Both types of transactions are transacted using standard agreements employed by financial market participants, and are undertaken with counterparties subject to UBS’s normal credit approval processes. The resulting credit exposures are controlled by daily monitoring and collateralization of the positions. The amounts for repurchase agreements and securities lending agreements are shown in the above table.
A small portion of retained assets relate to transactions in which UBS has transferred assets, but continues to have involvement in the transferred assets, for example through providing a guarantee, writing put options, acquiring call options, or entering into a total return swap or other type of swap linked to the performance of the asset. If control is retained due to these types of associated transactions, UBS continues to recognize the transferred asset in its entirety, otherwise to the extent of its continuing involvement.
In particular, transactions involving the transfer of assets in conjunction with entering into a total rate of return swap are accounted for as secured financing transactions, instead of sales of trading portfolio assets with an accompanying swap derivative. These transactions are included in the above table within Trading portfolio assets.

Financial Statements
Notes to the Financial Statements

Note 31 Pension and Other Post-Retirement Benefit Plans

a) Defined benefit plans

The Group has established various pension plans inside and outside of Switzerland. The major plans are located in Switzerland, the UK, the US and Germany. The pension funds of Atel Ltd. and some of its Group companies in Switzerland and Germany are included in the disclosure as of 31 December 2004. Independent actuarial valuations are performed for the plans in these locations. The measurement date of these plans is the 31 December for each year presented.
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

Swiss pension plans

The pension fund of UBS covers practically all UBS employees in Switzerland and exceeds the minimum benefit requirements under Swiss law. Contributions to the pension fund of UBS are paid for by employees and the employer. For the main plan, the employee contributions are calculated as a percentage of insured annual salary and are deducted monthly. The percentages deducted from salary for full benefit coverage (including risk benefits) depend on age and vary between 7% and 10%. The employer pays a variable contribution that ranges between 150% and 220% of the sum of employees’ contributions. The computation of the benefits is based on the final covered salary. The benefits covered include retirement benefits, disability, death and survivor pensions, and employment termination benefits.
Additional employee and employer contributions are made to the other plans of the pension fund of UBS. These plans provide benefits which are based on annual contributions as a percentage of salary and accrue at a minimum interest rate annually.
The employer contributions expected to be made in 2005 to the Swiss pension plans are CHF 385 million. The accumulated benefit obligation (which is the current value of accrued benefits without allowance for future salary increases) for these pension plans was CHF 18,566 million as of 31 December 2004 (2003 CHF 16,817 million, 2002 CHF 15,853 million).

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
The retirement plans provide benefits in the event of retirement, death, disability or employment termination. The plans’ retirement benefits depend on age, contributions and level of compensation. The principal plans are financed in full by the Group. The employer contributions expected to be made in 2005 to these pension plans are CHF 55 million. The funding policy for these plans is consistent with local government and tax requirements.
The assumptions used in foreign plans take into account local economic conditions.
The accumulated benefit obligation for these pension plans was CHF 4,118 million as of 31 December 2004 (2003 CHF 3,609 million, 2002 CHF 3,376 million).
For pension plans with an accumulated benefit obligation in excess of plan assets, the aggregate projected benefit obligation and accumulated benefit obligation was CHF 3,755 million and CHF 3,735 million as of 31 December 2004 (2003 CHF 944 million and CHF 930 million, 2002 CHF 3,436 million and CHF 3,376 million). The fair value of plan assets for these plans was CHF 3,166 million as of 31 December 2004 (2003 CHF 677 million, 2002 CHF 2,382 million).

Note 31 Pension and Other Post-Retirement Benefit Plans (continued)

a) Defined benefit plans
	Swiss			Foreign
CHF million	31.12.04	31.12.03	31.12.02	31.12.04	31.12.03	31.12.02

Defined benefit obligation at the beginning of the year	(18,216)	(19,204)	(17,879)	(3,663)	(3,436)	(3,553)

Service cost	(548)	(564)	(554)	(83)	(91)	(108)

Interest cost	(672)	(703)	(699)	(212)	(197)	(210)

Special termination benefits	(35)	(70)	(209)

Actuarial gain / (loss)	(1,392)	1,395	(681)	(296)	(201)	(177)

Benefits paid	910	930	818	125	124	111

Curtailment / settlement						74

Acquisitions	(272)			(159)

Foreign currency translation				146	138	427

Defined benefit obligation at the end of the year	(20,225)	(18,216)	(19,204)	(4,142)	(3,663)	(3,436)

Fair value of plan assets at the beginning of the year	17,619	16,566	18,289	3,402	2,382	2,887

Actual return on plan assets	980	1,411	(1,350)	370	429	(240)

Employer contributions	411	370	236	65	831	164

Plan participant contributions	203	202	209

Benefits paid	(910)	(930)	(818)	(125)	(124)	(111)

Acquisitions	272

Foreign currency translation				(132)	(116)	(318)

Fair value of plan assets at the end of the year	18,575	17,619	16,566	3,580	3,402	2,382

Funded status	(1,650)	(597)	(2,638)	(562)	(261)	(1,054)

Unrecognized net actuarial (gains) / losses	3,006	1,716	3,892	1,046	970	1,126

Unrecognized prior service cost				1	1	1

Unrecognized asset	(1,356)	(1,119)	(1,221)

(Accrued) / prepaid pension cost	0	0	33	485	710	73

Movement in the net (liability) or asset

(Accrued) / prepaid pension cost at the beginning of the year	0	33	356	710	73	9

Net periodic pension cost	(411)	(403)	(559)	(105)	(168)	(83)

Employer contributions	411	370	236	65	831	164

Acquisitions				(159)

Foreign currency translation				(26)	(26)	(17)

(Accrued) / prepaid pension cost	0	0	33	485	710	73

Amounts recognized in the Balance Sheet

Prepaid pension cost			33	805	862	220

Accrued pension liability				(320)	(152)	(147)

(Accrued) / prepaid pension cost	0	0	33	485	710	73

Financial Statements
Notes to the Financial Statements

Note 31 Pension and Other Post-Retirement Benefit Plans (continued)

a) Defined benefit plans (continued)
CHF million	Swiss			Foreign
for the year ended	31.12.04	31.12.03	31.12.02	31.12.04	31.12.03	31.12.02

Components of net periodic pension cost

Service cost	548	564	554	83	91	108

Interest cost	672	703	699	212	197	210

Expected return on plan assets	(878)	(818)	(900)	(248)	(178)	(199)

Increase / (decrease) of unrecognized assets	237	(102)	206

Special termination benefits	35	70	209

Amortization of unrecognized prior service cost						1

Amortization of unrecognized net (gains) / losses		188		58	58	22

Curtailment / settlement						(59)

Employee contributions	(203)	(202)	(209)

Net periodic pension cost	411	403	559	105	168	83

Principal weighted average actuarial assumptions used (%)

Assumptions used to determine defined benefit obligations at the end of the year

Discount rate	3.3	3.8	3.8	5.5	5.7	5.8

Expected rate of salary increase	2.5	2.5	2.5	4.4	4.6	4.4

Rate of pension increase	1.0	1.0	1.5	1.9	1.9	1.5

Assumptions used to determine net periodic pension cost for the year ended

Discount rate	3.8	3.8	4.0	5.7	5.8	6.2

Expected rate of return on plan assets	5.0	5.0	5.0	7.2	7.1	7.3

Expected rate of salary increase	2.5	2.5	2.5	4.6	4.4	4.4

Rate of pension increase	1.0	1.5	1.5	1.9	1.5	1.5

CHF million

Expected future benefit payments

2005	935			116

2006	951			112

2007	967			121

2008	990			131

2009	1,015			140

2010–2014	5,252			864

Plan assets

Actual plan asset allocation (%)

Equity instruments	43	39	35	54	52	57

Debt instruments	41	43	47	41	30	36

Real estate	12	12	13	2	1	1

Other	4	6	5	3	17	6

Total	100	100	100	100	100	100

Note 31 Pension and Other Post-Retirement Benefit Plans (continued)

a) Defined benefit plans (continued)
	Swiss			Foreign
	31.12.04	31.12.03	31.12.02	31.12.04	31.12.03	31.12.02

Long-term target plan asset allocation (%)

Equity instruments	34–49			49–55

Debt instruments	30–53			44–47

Real estate	12–19			1–2

Other	0			0–6

Actual return on plan assets (%)	5.5	8.6	(7.5)	10.8	17.8	(8.7)

CHF million

Additional details to fair value of plan assets

UBS financial instruments and UBS bank accounts	1,239	1,005	814

UBS AG shares [1]	238	246	206

Securities lent to UBS included in plan assets	3,778	2,930	2,645

Other assets used by UBS included in plan assets	73	84	90

1 The numbers of UBS AG shares were 2,493,173, 2,908,699 and 3,072,500 as of 31 December 2004, 31 December 2003 and 31 December 2002, respectively. The amounts of capital repayment and dividend received on UBS AG shares for the years ended 31 December 2004, 31 December 2003 and 31 December 2002 were CHF 7 million for each year.

b) Post-retirement medical and life plans

In the US and the UK the Group offers retiree medical benefits that contribute to the health care coverage of employees and beneficiaries after retirement. In addition to retiree medical benefits, the Group in the US also provides retiree life insurance benefits.
The benefit obligation in excess of fair value of plan assets for those plans amounts to CHF 166 million as of 31 December 2004 (2003 CHF 179 million, 2002 CHF 164 million) and the total accrued post-retirement cost to CHF 136 million as of 31 December 2004 (2003 CHF 137 million, 2002 CHF 130 million). The net periodic post-retirement costs for the years ended 31 December 2004, 31 December 2003 and 31 December 2002 were CHF 16 million, CHF 22 million and CHF 25 million, respectively.
The employer contributions expected to be made in 2005 to the post-retirement medical and life plans are CHF 7 million. The expected future benefit payments are CHF 7 million for each of the years 2005, 2006 and 2007, CHF 8 million for each of the years 2008 and 2009 and CHF 46 million in total for the years 2010–2014.

Financial Statements
Notes to the Financial Statements

Note 31 Pension and Other Post-Retirement Benefit Plans (continued)

b) Post-retirement medical and life plans
CHF million	31.12.04	31.12.03	31.12.02

Post-retirement benefit obligation at the beginning of the year	(179)	(166)	(145)

Service cost	(6)	(11)	(8)

Interest cost	(9)	(10)	(9)

Plan amendments			(3)

Actuarial gain / (loss)	8	(14)	(31)

Benefits paid	8	6	4

Foreign currency translation	12	16	26

Post-retirement benefit obligation at the end of the year	(166)	(179)	(166)

Fair value of plan assets at the beginning of the year	0	2	3

Actual return on plan assets	0	0	0

Employer contributions	8	4	3

Benefits paid	(8)	(6)	(4)

Fair value of plan assets at the end of the year	0	0	2

The assumed average health care cost trend rate used in determining post-retirement benefit expense is assumed to be 11% for 2004 and to decrease to an ultimate trend rate of 5% in 2011. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in the assumed health care cost trend rates would change the US post-retirement benefit obligation and the service and interest cost components of the net periodic post-retirement benefit costs as follows:

CHF million	1% increase	1% decrease

Effect on total service and interest cost	3	(3)

Effect on the post-retirement benefit obligation	22	(18)

c) Defined contribution plans

The Group also sponsors a number of defined contribution plans primarily in the UK and the US. Certain plans permit employees to make contributions and earn matching or other contributions from the Group. The contributions to these plans recognized as expense for the years ended 31 December 2004, 31 December 2003 and 31 December 2002 were CHF 187 million, CHF 141 million and CHF 133 million, respectively.

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

Equity Plus (EP): This voluntary plan gives eligible employees the opportunity to purchase UBS shares at fair market value on the purchase date and receive at no additional cost two UBS options for each share purchased, up to a maximum annual limit. The options have a strike price equal to the fair market value of the stock on the date the option is granted. Share purchases can be made annually from bonus compensation or quarterly based on regular deductions from salary. Shares purchased under Equity Plus are restricted from sale for two years from the time of purchase, and the options granted have a two year vesting requirement and generally expire from ten years to ten and one-half years after the date of grant.
Discounted purchase plans: Selected employees in Switzerland are entitled to purchase a specified number of UBS shares at a predetermined discounted price each year. The number of shares that can be purchased depends on rank. Any such shares purchased must be held for a specified period of time. The discount is recorded as compensation expense. The last share purchase opportunity will take place in 2005.
Equity Ownership Plan (EOP): Selected personnel receive between 10% and 45% of their performance-related com-

pensation in UBS shares or notional UBS shares instead of cash, on a mandatory basis. Up to and including 2004, participants in certain countries were eligible to receive a portion of their award in UBS shares with a matching contribution in UBS options or in Alternative Investment Vehicles (AIVs) (generally money market funds, UBS and non-UBS mutual funds and other UBS sponsored funds). In 2002 and 2003, certain employees received UBS options instead of UBS shares for a portion of their EOP award. In 2005, AIVs and options will no longer be granted as part of EOP. EOP awards vest in one-third increments over a three-year vesting period. Under certain conditions, these awards are fully forfeitable by the employee.

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
Other deferred compensation plans: UBS sponsors other deferred compensation plans for selected eligible employees. Generally, contributions are made on a tax deferred basis, and participants are allowed to notionally invest in AIVs. No additional company match is granted, and the plan is generally not forfeitable. In addition, UBS also grants deferred compensation awards to new recruits, senior management and other key employees in the form of UBS shares or options.

Financial Statements
Notes to the Financial Statements

Note 32 Equity Participation Plans (continued)
b) UBS Share Awards

i) Stock compensation plans

Movements in shares granted under various equity participation plans mentioned on the previous page are as follows:

Stock compensation plans	31.12.04	31.12.03	31.12.02

Unvested shares outstanding, at the beginning of the year	31,383,890	48,136,561	52,299,332

Shares awarded during the year	11,713,406	11,023,553	13,511,655

Vested during the year	(17,996,498)	(26,915,860)	(16,333,832)

Forfeited during the year	(463,979)	(860,364)	(1,340,594)

Unvested shares outstanding, at the end of the year	24,636,819	31,383,890	48,136,561

Weighted-average fair market value of shares awarded (in CHF)	95	61	71

Fair market value of outstanding shares at the end of the year (CHF billion)	2.3	2.7	3.2

ii) Stock purchase plans

The following table shows the shares awarded and the weighted-average fair value per share for the Group’s stock purchase plans.

Stock purchase plans	31.12.04	31.12.03	31.12.02

Share quantity purchased through discounted purchase plans	1,035,079	1,722,492	1,339,223

Weighted-average purchase price (in CHF)	45	31	40

Share quantity purchased through EP at fair market value	2,448,231	2,593,391	2,483,684

Weighted-average purchase price (in CHF)	93	61	77

Weighted-average purchase price (in USD)	73	49	46

Note 32 Equity Participation Plans (continued)
c) UBS Option Awards

Movements in options granted under various equity participation plans mentioned on the previous page are as follows:

		Weighted-			Weighted-			Weighted-
		average			average			average
		exercise			exercise			exercise
	Number of	price		Number of	price		Number of	price
	options	(in CHF)		options	(in CHF)		options	(in CHF)
	31.12.04	31.12.04	[1]	31.12.03	31.12.03	[1]	31.12.02	31.12.02	[1]

Outstanding, at the beginning of the year	109,040,026	63		88,164,227	67		63,286,669	66

Granted during the year	24,113,252	91		38,969,319	59		37,060,178	71

Exercised during the year	(29,396,959)	58		(14,782,471)	54		(9,595,133)	54

Forfeited during the year	(2,692,824)	66		(2,721,970)	64		(2,082,356)	71

Expired unexercised	(156,141)	76		(589,079)	76		(505,131)	77

Outstanding, at the end of the year	100,907,354	69		109,040,026	63		88,164,227	67

Exercisable, at the end of the year	37,941,280	65		34,726,720	59		21,765,482	51

1 Some of the options in this table have exercise prices denominated in US dollars which have been converted into CHF at the year-end spot exchange rate for the purposes of this table.

The following table summarizes additional information about stock options outstanding at 31 December 2004:

	Options outstanding			Options exercisable
Range of exercise	Number of options	Weighted-average	Weighted-average	Number of	Weighted-average
prices per share	outstanding	exercise price	remaining contractual life	options exercisable	exercise price

CHF		CHF	Years		CHF

53.37–70.00	18,600,149	61.19	6.7	6,781,903	63.74

70.01–85.00	16,437,141	78.01	6.6	8,820,175	77.90

85.01–103.75	17,577,171	96.82	7.7	5,277,876	99.54

53.37–103.75	52,614,461	78.35	7.0	20,879,954	78.77

USD		USD	Years		USD

7.65–35.00	3,185,982	21.00	1.6	3,185,982	21.00

35.01–45.00	11,460,304	43.13	8.1	1,868,770	43.33

45.01–55.00	19,076,401	47.57	6.2	10,590,462	47.41

55.01–81.97	14,570,206	71.11	8.7	1,416,112	58.13

7.65–81.97	48,292,893	51.86	7.1	17,061,326	42.92

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

This difference is generally zero, as option strike prices are generally at or above the market prices of the shares). For discounted purchase plans, the expense is equal to the difference between the fair market value and the discounted value and is accrued for in the performance year. Management’s estimate of the accrued expense before tax for share-based compensation for the years ended 31 December 2004, 2003 and 2002 was CHF 1,406 million, CHF 833 million and CHF 592 million, respectively.

Financial Statements
Notes to the Financial Statements

Note 32 Equity Participation Plans (continued)
e) Pro-Forma Net Income

The following table presents IFRS Net profit and Earnings per share for 2004, 2003 and 2002 as if UBS had applied the fair value method of accounting for its equity participation plans. The fair value method would recognize expense equal to the fair value of option awards at grant, which is higher than the intrinsic value because of the time value of options.

CHF million, except per share data	31.12.04	31.12.03	31.12.02

Net profit, as reported	8,089	6,239	3,530

Add: Equity-based employee compensation expense included in reported net income, net of tax	1,131	630	493

Deduct: Total equity-based employee compensation expense determined under the fair-value-based method for all awards, net of tax	(1,639)	(1,069)	(1,183)

Net profit, pro-forma	7,581	5,800	2,840

Earnings per share

Basic, as reported	7.68	5.59	2.92

Basic, pro-forma	7.20	5.19	2.35

Diluted, as reported	7.47	5.48	2.87

Diluted, pro-forma	7.00	5.09	2.31

The fair value of options granted was determined using a proprietary option pricing model, substantially similar to the Black-Scholes model, with the following assumptions:

	31.12.04	31.12.03	31.12.02

Expected volatility	34%	35%	35%

Risk-free interest rate (CHF)	2.03%	1.70%	3.28%

Risk-free interest rate (USD)	3.70%	3.17%	4.65%

Expected dividend rate	3.87%	4.43%	3.35%

Expected life (years)	5.6	4.5	4.5

The weighted-average fair value of options granted in 2004, 2003 and 2002 was CHF 25, CHF 15 and CHF 20 per share, respectively.

Note 33 Related Parties

The Group defines related parties as Associated companies, private equity investees, the Board of Directors, the Group Executive Board, close family members and enterprises which are controlled by these individuals through their majority shareholding or their role as chairman and / or CEO in those companies. This definition is based on the requirements of the “Directive on Information Relating to Corporate Governance” issued by the SWX Swiss Exchange and effective from 1 July 2002 for all listed companies in Switzerland.

a) Remuneration and equity holdings

The executive members of the Board of Directors have top-management employment contracts and receive pension benefits upon retirement. Total remuneration to the executive members of the Board of Directors and Group Executive Board recognized in the income statement including cash, shares and accrued pension benefits amounted to CHF 165.3 million in 2004, CHF 144.6 million in 2003 and CHF 131.8 million in 2002. Total compensation numbers exclude merger-related retention payments for the two ex-PaineWebber executives of CHF 21.1 million (USD 17.0 million) in 2003 and CHF 20.6 million (USD 14.9 million) in 2002. These retention payments were committed to at the time of the merger in 2000 and fully disclosed at the time. No additional payments were due in 2004.
The external members of the Board of Directors do not have employment or service contracts with UBS, and thus are not entitled to benefits upon termination of their service on the Board of Directors. Total fees paid to these individuals for their services as external board members amounted to CHF 5.7 million in 2004, CHF 5.4 million in 2003 and CHF 3.5 million in 2002.

The number of long-term stock options outstanding to the executive members of the Board of Directors and Group Executive Board from equity participation plans was 6,004,997 (equivalent to the same number of shares) at 31 December 2004, 6,218,011 options (equivalent to the same number of shares) and 120,264 warrants (equivalent to 7,214 shares) at 31 December 2003 and 5,410,172 options (equivalent to the same number of shares) and 24,558,529 warrants (equivalent to 1,473,217 UBS shares) at 31 December 2002. These plans are further explained in Note 32, Equity Participation Plans.

The total number of shares held by members of the Board of Directors, the Group Executive Board and parties closely linked to them was 3,506,610 at 31 December 2004, 3,150,217 at 31 December 2003 and 2,139,371 at 31 December 2002. No member of the Board of Directors or Group Executive Board is the beneficial owner of more than 1% of the Group’s shares at 31 December 2004.

b) Loans and advances to Board of Directors and senior executives

The outstanding balance of loans to the members of the Board of Directors, the Group Executive Board and close family members amounted to CHF 15.8 million at 31 December 2004 and CHF 25.2 million at 31 December 2003. Executive members of the Board and GEB members have been granted loans, fixed advances and mortgages at the same terms and conditions that are available to other employees, based on terms and conditions granted to third parties adjusted for reduced credit risk. In 2002, a thorough review of outstanding loans to senior executives was performed to ensure compliance with the US Sarbanes-Oxley Act of 2002. Non-executive Board members are granted loans and mortgages at general market conditions.

Financial Statements
Notes to the Financial Statements

Note 33 Related Parties (continued)
c) Loans to significant associated companies
CHF million	31.12.04	31.12.03

Balance at the beginning of the year	63	40

Additions	38	48

Reductions	(36)	(25)

Balance at the end of the year	65	63

All loans to associated companies are transacted at arm’s length. At 31 December 2004 and 2003, there were commitments and contingent liabilities to significant associated companies of CHF 55 million and CHF 14 million, respectively. In addition, the Group routinely receives services from associated companies at arm’s length terms. For the years ended 31 December 2004, 31 December 2003 and 31 December 2002, the amount paid to significant associates for these services was CHF 248 million, CHF 106 million and CHF 60 million, respectively. Fees received for services provided to associated companies for the years ended 31 December 2004, 31 December 2003 and 31 December 2002 was CHF 180 million, CHF 122 million and CHF 2 million, respectively.

During 2003, UBS sold its VISA acquiring business to Telekurs Holding AG, an associated company. UBS realized a CHF 90 million gain from this divestment.
Note 36 provides a list of significant associates.

d) Loans to private equity investees
CHF million	31.12.04	31.12.03

Balance at the beginning of the year	366	338

Additions	46	153

Reductions	(222)	(125)

Balance at the end of the year	190	366

At 31 December 2004 and 31 December 2003, there were commitments and contingent liabilities to private equity companies of CHF 36 million and CHF 23 million, respectively. In addition the Group purchased services from private equity companies at arm’s length terms for the years ended 31 December 2004, 31 December 2003 and 31 December 2002 in the amount of CHF 0 million, CHF 14 million and CHF 116 million, respectively.

e) Other related party transactions

During 2004 and 2003, UBS entered into the following transactions at arm’s length with companies whose Chairman and / or CEO is an external member of the Board of Directors of UBS or of which an external director is a controlling shareholder.
In 2004 and 2003 these companies included Bertarelli & Cie. (Switzerland), Kedge Capital Partners Ltd. (Jersey), J. Sainsbury plc. (UK), Serono Group (Switzerland), Team Alinghi (Switzerland), Unisys Corporation (USA). In addition to those mentioned, related parties in 2004 also included BMW Group (Germany) and Stadler Rail Group (Switzerland). In 2003, related parties also included Sika AG (Switzerland).

Other related party transactions
CHF million	2004	2003

Goods sold and services provided by related parties to UBS	34	43

Services provided to related parties by UBS (fees received)	10	7

Loans granted to related parties by UBS[1]	294	79

1 In 2004, includes loans, guarantees and contingent liabilities of CHF 32 million and unused committed facilities of CHF 262 million but excludes unused uncommitted working capital facilities and unused guarantees of CHF 110 million. In 2003, includes loans, guarantees, contingent liabilities and committed credit facilities of CHF 58.5 million, but excludes uncommitted working capital facilities of CHF 119.6 million.

As part of its sponsorship of Team Alinghi, defender for the “America’s Cup 2007”, UBS paid CHF 8.5 million (EUR 5.5 million) as sponsoring fee for 2004 and CHF 1.4 million (EUR 0.9 million) as sponsoring fee for the UBS Trophy in New Port, RI, USA. Team Alinghi’s controlling shareholder is UBS board member Ernesto Bertarelli.

UBS also engages in trading and risk management activities (e.g. swaps, options, forwards) with related parties. These transactions may give rise to credit risk either for UBS or for a related party towards UBS. As part of its normal course of business, UBS is also a market maker in equity and debt instruments and at times may hold positions in instruments of related parties.

Note 34 Sales of Financial Assets in Securitizations

During the years ended 31 December 2004, 2003 and 2002, UBS securitized (i.e., transformed owned financial assets into securities through sales transactions) residential mortgage loans and securities, commercial mortgage loans and other financial assets, acting as lead or co-manager. UBS’s continuing involvement in these transactions was primarily limited to the temporary retention of various security interests.

Proceeds received at the time of securitization were as follows:

	Proceeds received
CHF billion	31.12.04	31.12.03	31.12.02

Residential mortgage securitizations	91	131	143

Commercial mortgage securitizations	3	4	4

Other financial asset securitizations	9	2	6

Related pre-tax gains (losses) recognized, including unrealized gains (losses) on retained interests, at the time of securitization were as follows:

	Pre-tax gains / (losses) recognized
CHF million	31.12.04	31.12.03	31.12.02

Residential mortgage securitizations	197	338	524

Commercial mortgage securitizations	141	214	206

Other financial asset securitizations	21	2	(5)

At 31 December 2004 and 2003, UBS retained CHF 2.4 billion and CHF 3.8 billion, respectively, in agency residential mortgage securities, backed by the Government National Mortgage Association (GNMA), the Federal National Mortgage Association (FNMA) and the Federal Home Loan Mortgage Corporation (FHLMC). The fair value of retained interests in residential mortgage securities is generally determined using observable market prices. Retained interests in other residential mortgage, commercial mortgage and other securities were not material at 31 December 2004 and 2003.

Note 35 Post-Balance Sheet Events

There have been no material post-balance sheet events which would require disclosure or adjustment to the 31 December 2004 Financial Statements.

Bond issues have increased by CHF 991 million from the balance sheet date to 3 February 2005.

On 3 February 2005, the Board of Directors reviewed the Financial Statements and authorized them for issue. These Financial Statements will be submitted to the Annual General Meeting of Shareholders to be held on 21 April 2005 for approval.

Financial Statements
Notes to the Financial Statements

Note 36 Significant Subsidiaries and Associates

The legal entity group structure of UBS is designed to support the Group’s businesses within an efficient legal, tax, regulatory and funding framework. Neither the Business Groups of UBS (namely Investment Bank, Wealth Management USA, Wealth Management & Business Banking and Global Asset Management) nor Corporate Center are replicated in their own individual legal entities but rather they generally operate out of the parent bank, UBS AG, through its Swiss and foreign branches.

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
Where, usually due to local legal, tax or regulatory rules or due to additional legal entities joining the UBS Group via acquisition, it is either not possible or not efficient to operate out of the parent bank, then local subsidiary companies host the appropriate businesses. The significant operating subsidiary companies in the Group are listed below:

Significant subsidiaries
				Share		Equity
	Jurisdiction	Business		capital		interest
Company	of incorporation	Group [1]		in millions		accumulated in %

Banco UBS SA	Rio de Janeiro, Brazil	IB	BRL	52.9		100.0

BDL Banco di Lugano	Lugano, Switzerland	CC	CHF	50.0		100.0

BDL Banco di Lugano (Singapore) Ltd	Singapore, Singapore	CC	SGD	25.0		100.0

Brunswick UBS Ltd	George Town, Cayman Islands	IB	USD	25.0		100.0

Cantrade Private Bank Switzerland (CI) Limited	St. Helier, Jersey	CC	GBP	0.7		100.0

Crédit Industriel SA	Zurich, Switzerland	WM&BB	CHF	10.0		100.0

Ehinger & Armand von Ernst AG	Zurich, Switzerland	CC	CHF	21.0		100.0

Factors AG	Zurich, Switzerland	WM&BB	CHF	5.0		100.0

Ferrier Lullin & Cie SA	Geneva, Switzerland	CC	CHF	30.0		100.0

GAM Holding AG	Zurich, Switzerland	CC	CHF	50.0		100.0

GAM Limited	Hamilton, Bermuda	CC	USD	2.0		100.0

Giubergia UBS SIM SpA	Milan, Italy	IB	EUR	15.1		51.7

Noriba Bank BSC	Manama, Bahrain	WM&BB	USD	10.0		100.0

PaineWebber Capital Inc	Delaware, USA	WM-US	USD	25.8	[2]	100.0

PT UBS Securities Indonesia	Jakarta, Indonesia	IB	IDR	50,000.0		96.7

SBC Wealth Management AG	Zug, Switzerland	CC	CHF	290.1		100.0

SBCI IB Limited	London, Great Britain	IB	GBP	100.0		100.0

SG Warburg & Co International BV	Amsterdam, the Netherlands	IB	GBP	40.5		100.0

Thesaurus Continentale Effekten-Gesellschaft in Zürich	Zurich, Switzerland	WM&BB	CHF	0.1		100.0

UBS (Bahamas) Ltd	Nassau, Bahamas	WM&BB	USD	4.0		100.0

UBS (France) SA	Paris, France	WM&BB	EUR	10.7		100.0

UBS (Italia) SpA	Milan, Italy	WM&BB	EUR	42.0		100.0

UBS (Luxembourg) SA	Luxembourg, Luxembourg	WM&BB	CHF	150.0		100.0

UBS (Monaco) SA	Monte Carlo, Monaco	WM&BB	EUR	9.2		100.0

UBS (Trust and Banking) Limited	Tokyo, Japan	Global AM	JPY	11,150.0		100.0

UBS Advisory and Capital Markets Australia Ltd	Sydney, Australia	IB	AUD	580.8	[2]	100.0

UBS Alternative and Quantitative Investments LLC	Delaware, USA	Global AM	USD	0.0		100.0

UBS Americas Inc	Delaware, USA	IB	USD	4,550.8	[2]	100.0

UBS Asesores SA	Panama, Panama	WM&BB	USD	0.0		100.0

UBS Australia Limited	Sydney, Australia	IB	AUD	50.0		100.0

UBS Bank (Canada)	Toronto, Canada	WM&BB	CAD	8.5		100.0

UBS Bank USA	Utah, USA	WM-US	USD	1,700.0	[2]	100.0

UBS Belgium SA/NV	Brussels, Belgium	WM&BB	EUR	16.0		100.0

UBS Beteiligungs-GmbH & Co KG	Frankfurt am Main, Germany	IB	EUR	498.8		100.0

UBS Capital (Jersey) Ltd	St. Helier, Jersey	IB	GBP	226.0		100.0

UBS Capital AG	Zurich, Switzerland	IB	CHF	5.0		100.0

1 WM&BB: Wealth Management & Business Banking, Global AM: Global Asset Management, IB: Investment Bank, WM-US: Wealth Management USA, CC: Corporate Center, IH: Industrial Holdings.
2 Share Capital and Share Premium.

Note 36 Significant Subsidiaries and Associates (continued)

Significant subsidiaries (continued)
				Share		Equity
	Jurisdiction	Business		capital		interest
Company	of incorporation	Group [1]		in millions		accumulated in %

UBS Capital Americas Investments II LLC	Delaware, USA	IB	USD	130.0	[2]	100.0

UBS Capital Americas Investments III Ltd	George Town, Cayman Islands	IB	USD	61.1	[2]	100.0

UBS Capital Asia Pacific Limited	George Town, Cayman Islands	IB	USD	5.0		100.0

UBS Capital BV	Amsterdam, the Netherlands	IB	EUR	118.8	[2]	100.0

UBS Capital II LLC	Delaware, USA	IB	USD	2.6	[2]	100.0

UBS Capital Latin America LDC	George Town, Cayman Islands	IB	USD	113.0	[2]	100.0

UBS Capital LLC	Delaware, USA	IB	USD	378.5	[2]	100.0

UBS Capital SpA	Milan, Italy	IB	EUR	0.8		100.0

UBS Card Center AG	Glattbrugg, Switzerland	WM&BB	CHF	40.0		100.0

UBS Corporate Finance Italia SpA	Milan, Italy	IB	EUR	1.9		100.0

UBS Corporate Finance South Africa (Proprietary) Limited	Sandton, South Africa	IB	ZAR	0.0		100.0

UBS Derivatives Hong Kong Limited	Hong Kong, China	IB	HKD	60.0		100.0

UBS Employee Benefits Trust Limited	St. Helier, Jersey	CC	CHF	0.0		100.0

UBS Energy Canada Ltd.	Calgary, Canada	IB	USD	11.3		100.0

UBS Energy LLC	Delaware, USA	IB	USD	0.0		100.0

UBS Equity Research Malaysia Sdn Bhd	Kuala Lumpur, Malaysia	IB	MYR	0.5		70.0

UBS España SA	Madrid, Spain	WM&BB	EUR	54.2		100.0

UBS Fiduciaria SpA	Milan, Italy	WM&BB	EUR	0.2		100.0

UBS Fiduciary Trust Company	New Jersey, USA	WM-US	USD	4.4	[2]	99.6

UBS Finance (Cayman Islands) Ltd	George Town, Cayman Islands	CC	USD	0.5		100.0

UBS Finance (Curação) NV	Willemstad, Netherlands Antilles	CC	USD	0.1		100.0

UBS Finance (Delaware) LLC	Delaware, USA	IB	USD	37.3	[2]	100.0

UBS Financial Services Inc.	Delaware, USA	WM-US	USD	1,672.3	[2]	100.0

UBS Financial Services Incorporated of Puerto Rico	Hato Rey, Puerto Rico	WM-US	USD	31.0	[2]	100.0

UBS Fund Advisor LLC	Delaware, USA	WM-US	USD	0.0		100.0

UBS Fund Holding (Luxembourg) SA	Luxembourg, Luxembourg	Global AM	CHF	42.0		100.0

UBS Fund Holding (Switzerland) AG	Basel, Switzerland	Global AM	CHF	18.0		100.0

UBS Fund Management (Switzerland) AG	Basel, Switzerland	Global AM	CHF	1.0		100.0

UBS Fund Services (Cayman) Ltd	George Town, Cayman Islands	Global AM	USD	5.6		100.0

UBS Fund Services (Ireland) Limited	Dublin, Ireland	Global AM	EUR	0.5		100.0

UBS Fund Services (Luxembourg) SA	Luxembourg, Luxembourg	Global AM	CHF	2.5		100.0

UBS Global Asset Management (Americas) Inc	Delaware, USA	Global AM	USD	0.0		100.0

UBS Global Asset Management (Australia) Ltd	Sydney, Australia	Global AM	AUD	8.0		100.0

UBS Global Asset Management (Canada) Co	Toronto, Canada	Global AM	CAD	117.0		100.0

UBS Global Asset Management (France) SA	Paris, France	WM&BB	EUR	2.1		100.0

UBS Global Asset Management (Hong Kong) Limited	Hong Kong, China	Global AM	HKD	25.0		100.0

UBS Global Asset Management (Italia) SIM SpA	Milan, Italy	Global AM	EUR	2.0		100.0

UBS Global Asset Management (Japan) Ltd	Tokyo, Japan	Global AM	JPY	2,200.0		100.0

UBS Global Asset Management (Singapore) Holdings Pte Ltd	Singapore, Singapore	Global AM	SGD	4.0		100.0

UBS Global Asset Management (Taiwan) Ltd	Taipei, Taiwan	Global AM	TWD	340.0		97.1

UBS Global Asset Management (US) Inc	Delaware, USA	Global AM	USD	35.2	[2]	100.0

UBS Global Asset Management Holding Ltd	London, Great Britain	Global AM	GBP	33.0		100.0

UBS Global Life AG	Vaduz, Liechtenstein	WM&BB	CHF	5.0		100.0

UBS Global Trust Corporation	St. John, Canada	WM&BB	CAD	0.1		100.0

UBS International Holdings BV	Amsterdam, the Netherlands	CC	EUR	6.8		100.0

UBS International Inc	New York, USA	WM&BB	USD	34.3	[2]	100.0

UBS International Life Limited	Dublin, Ireland	WM&BB	EUR	1.0		100.0

1 WM&BB: Wealth Management & Business Banking, Global AM: Global Asset Management, IB: Investment Bank, WM-US: Wealth Management USA, CC: Corporate Center, IH: Industrial Holdings.
2 Share Capital and Share Premium.

Financial Statements
Notes to the Financial Statements

Note 36 Significant Subsidiaries and Associates (continued)

Significant subsidiaries (continued)
				Share		Equity
	Jurisdiction	Business		capital		interest
Company	of incorporation	Group [1]		in millions		accumulated in %

UBS Invest Kapitalanlagegesellschaft mbH	Frankfurt am Main, Germany	Global AM	EUR	7.7		100.0

UBS Investment Bank AG	Frankfurt am Main, Germany	IB	EUR	155.7		100.0

UBS Investment Bank Nederland BV	Amsterdam, the Netherlands	IB	EUR	10.9		100.0

UBS Laing and Cruickshank Limited	London, Great Britain	WM&BB	GBP	2.5		100.0

UBS Leasing AG	Brugg, Switzerland	WM&BB	CHF	10.0		100.0

UBS Life AG	Zurich, Switzerland	WM&BB	CHF	25.0		100.0

UBS Limited	London, Great Britain	IB	GBP	21.2		100.0

UBS Loan Finance LLC	Delaware, USA	IB	USD	16.7		100.0

UBS Mortgage Holdings LLC	Delaware, USA	WM-US	USD	0.0		100.0

UBS New Zealand Limited	Auckland, New Zealand	IB	NZD	7.5		100.0

UBS O’Connor LLC	Delaware, USA	Global AM	USD	1.0		100.0

UBS PaineWebber Life Insurance Company	California, USA	WM-US	USD	39.3	[2]	100.0

UBS Portfolio LLC	Delaware, USA	IB	USD	0.1		100.0

UBS Preferred Funding Company LLC I	Delaware, USA	CC	USD	0.0		100.0

UBS Preferred Funding Company LLC II	Delaware, USA	CC	USD	0.0		100.0

UBS Preferred Funding Company LLC III	Delaware, USA	CC	USD	0.0		100.0

UBS Preferred Funding Company LLC IV	Delaware, USA	CC	USD	0.0		100.0

UBS Principal Finance LLC	Delaware, USA	IB	USD	0.1		100.0

UBS Private Clients Australia Ltd	Melbourne, Australia	WM&BB	AUD	53.9		100.0

UBS Real Estate Investments Inc	Delaware, USA	IB	USD	0.3		100.0

UBS Real Estate Securities Inc	Delaware, USA	IB	USD	0.4		100.0

UBS Realty Investors LLC	Connecticut, USA	Global AM	USD	9.3		100.0

UBS Securities (Thailand) Ltd	Bangkok, Thailand	IB	THB	400.0		100.0

UBS Securities Asia Limited	Hong Kong, China	IB	HKD	20.0		100.0

UBS Securities Australia Ltd	Sydney, Australia	IB	AUD	209.8	[2]	100.0

UBS Securities Canada Inc	Toronto, Canada	IB	CAD	10.0		50.0

UBS Securities España Sociedad de Valores SA	Madrid, Spain	IB	EUR	15.0		100.0

UBS Securities France SA	Paris, France	IB	EUR	22.9		100.0

UBS Securities Hong Kong Limited	Hong Kong, China	IB	HKD	230.0		100.0

UBS Securities India Private Limited	Mumbai, India	IB	INR	237.8		75.0

UBS Securities International Limited	London, Great Britain	IB	GBP	18.0		100.0

UBS Securities Japan Ltd	George Town, Cayman Islands	IB	JPY	60,000.0		100.0

UBS Securities Limited	London, Great Britain	IB	GBP	140.0		100.0

UBS Securities Limited Seoul Branch	Seoul, South Korea	IB	KRW	0.0		100.0

UBS Securities LLC	Delaware, USA	IB	USD	2,141.4	[2]	100.0

UBS Securities Philippines Inc	Makati City, Philippines	IB	PHP	150.0		100.0

UBS Securities Singapore Pte Ltd	Singapore, Singapore	IB	SGD	55.0		100.0

UBS Services USA LLC	Delaware, USA	WM-US	USD	0.0		100.0

UBS Securities South Africa (Proprietary) Limited	Sandton, South Africa	IB	ZAR	87.1	[2]	100.0

UBS Trust (Canada)	Toronto, Canada	WM&BB	CAD	12.5		100.0

UBS Trust Company National Association	New York, USA	WM-US	USD	5.0	[2]	100.0

UBS Trustees (Bahamas) Ltd	Nassau, Bahamas	WM&BB	USD	2.0		100.0

UBS Trustees (Cayman) Ltd	George Town, Cayman Islands	WM&BB	USD	2.0		100.0

UBS Trustees (Jersey) Ltd	St. Helier, Jersey	WM&BB	GBP	0.0		100.0

UBS Trustees (Singapore) Limited	Singapore, Singapore	WM&BB	SGD	3.3		100.0

UBS UK Holding Limited	London, Great Britain	IB	GBP	5.0		100.0

UBS Wealth Management AG	Frankfurt, Germany	WM&BB	EUR	51.0		100.0

1 WM&BB: Wealth Management & Business Banking, Global AM: Global Asset Management, IB: Investment Bank, WM-US: Wealth Management USA, CC: Corporate Center, IH: Industrial Holdings.
2 Share Capital and Share Premium.

Note 36 Significant Subsidiaries and Associates (continued)

Significant subsidiaries (continued)
				Share	Equity
	Jurisdiction	Business		capital	interest
Company	of incorporation	Group [1]		in millions	accumulated in %

Motor-Columbus AG	Baden, Switzerland	IH	CHF	253.0	55.6

Aare-Tessin AG für Elektrizität [3]	Olten, Switzerland	IH	CHF	303.6	33.0

Atel Energia S. r. l. [3]	Milan, Italy	IH	EUR	20.0	32.3

Atel Installationstechnik AG [3]	Olten, Switzerland	IH	CHF	30.0	33.0

Entrade GmbH [3]	Schaffhausen, Switzerland	IH	CHF	0.4	24.7

GAH Beteiligungs AG [3]	Heidelberg, Germany	IH	EUR	25.0	33.0

Società Elettrica Sopracenerina SA [3]	Locarno, Switzerland	IH	CHF	27.5	19.6

1 WM&BB: Wealth Management & Business Banking, Global AM: Global Asset Management, IB: Investment Bank, WM-US: Wealth Management USA, CC: Corporate Center, IH: Industrial Holdings.  2 Share Capital and Share Premium.  3 Not wholly owned subsidiary controlled by Motor-Columbus which itself is only 55.6% owned by UBS.

Consolidated companies: changes in 2004
Significant new companies

UBS Alternative and Quantitative Investments LLC – Delaware, USA

UBS Energy Canada Limited – Calgary, Canada

UBS Energy LLC – Delaware, USA

UBS Fund Services (Ireland) Limited – Dublin, Ireland

UBS Global Life AG – Vaduz, Liechtenstein

UBS Laing and Cruickshank Limited – London, Great Britain

UBS Securities Limited Seoul Branch – Seoul, South Korea

UBS Services USA LLC – Delaware, USA

Motor-Columbus AG – Baden, Switzerland

Aare-Tessin AG für Elektrizität – Olten, Switzerland

Atel Energia S.r.l. – Milan, Italy

Atel Installationstechnik AG – Olten, Switzerland

Entrade GmbH – Schaffhausen, Switzerland

GAH Beteiligungs AG – Heidelberg, Germany

Società Elettrica Sopracenerina SA – Locarno, Switzerland

Deconsolidated companies
Significant deconsolidated companies	Reason for deconsolidation

UBS Finanzholding AG – Zurich, Switzerland	Merged

Aventic AG – Zurich, Switzerland	Merged

Significant associates
		Equity interest	Share capital
Company	Industry	in %	in millions

Electricité d’Emosson SA – Martigny, Switzerland	Electricity	16	CHF	140

Engadiner Kraftwerke AG – Zernez, Switzerland	Electricity	7	CHF	140

Kernkraftwerk Gösgen-Däniken AG – Däniken, Switzerland	Electricity	13	CHF	350	[1]

Kernkraftwerk Leibstadt AG – Leibstadt, Switzerland	Electricity	9	CHF	450

SIS Swiss Financial Services Group AG – Zurich, Switzerland	Financial	33	CHF	26

Telekurs Holding AG – Zurich, Switzerland	Financial	33	CHF	45

Azienda Energetica Municipale S.p.A. – Milan, Italy	Electricity	2	EUR	930

UBS Currency Portfolio Ltd – George Town, Cayman Islands	Private Investment Company	18	USD	1,831	[2]

UBS Global Equity Arbitrage Ltd – George Town, Cayman Islands	Private Investment Company	37	USD	929	[2]

O’Connor Proprietary Series – Currency and Rates, Fundamental Long / Short and Convertible Arbitrage Limited – George Town, Cayman Islands	Private Investment Company	44	USD	506	[2]

O’Connor Proprietary Series – Currency and Rates, Fundamental Long / Short and Convertible Arbitrage (EURO) Limited – George Town, Cayman Islands	Private Investment Company	51	EUR	153	[2]

Volbroker.com Limited – London, Great Britain	Financial	21	GBP	18

1 Thereof paid in CHF 290.0 millions.  2 For Hedge Funds Net Asset Value instead of share capital.

Financial Statements
Notes to the Financial Statements

Note 37 Invested Assets and Net New Money

Invested assets include all client assets managed by or deposited with UBS for investment purposes only. They therefore exclude all assets held for purely transactional purposes. Assets included are, for example, managed fund assets, managed institutional assets, discretionary and advisory wealth management portfolios, fiduciary deposits, time deposits, savings accounts and wealth management securities or brokerage accounts. Custody-only assets and transactional cash or current accounts as well as non-bankable assets (e. g. art collections) and deposits from third-party banks for funding or trading purposes are excluded.

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

Net new money is the net amount of invested assets that are acquired by the bank from new clients, invested assets that are lost when clients terminate their relationship with UBS and the inflows and outflows of invested assets from existing UBS clients. Interest and dividend income from invested assets is not included in the net new money result. Market and currency movements are also excluded, as are the effects resulting from any acquisition or divestment of a UBS subsidiary or business. Interest expense on loans results in net new money outflows.

CHF billion	31.12.04	31.12.03

Fund assets managed by UBS	354	339

Discretionary assets	570	507

Other invested assets	1,326	1,287

Total invested assets	2,250	2,133

thereof double count	294	283

Net new money	88.9	69.1

Note 38 Business Combinations

During 2004, UBS completed several acquisitions that were accounted for as business combinations. Except Motor-Columbus, which is discussed separately, none of the acquisitions was individually significant to the financial statements, and therefore, they are presented aggregated per Business Group.

Wealth Management

In the first quarter of 2004, UBS acquired the private banking operations of Lloyds Bank S.A., France, and the private client business of Merrill Lynch in Germany and Austria. The two businesses together had invested assets of approximately CHF 3.3 billion at the date of acquisition. Both businesses have been integrated into the local UBS Wealth Management operations and helped to significantly increase the client base in France and Germany.
In the second quarter of 2004, UBS acquired Laing & Cruickshank and Scott Goodman Harris, both British firms. Laing & Cruickshank, acquired for a consideration of approximately CHF 363 million, provides comprehensive wealth management services to high net worth investors and charities. 75 client advisors looked after invested assets of approximately CHF 11.4 billion, which doubled the size of UBS’s wealth management operations in the United Kingdom. Scott Goodman

Harris provides advice on pension and retirement benefit products, serving primarily executives and company directors with 28 employees. Subsequent to the acquisition both firms have been integrated into the UBS wealth management operations in the UK.

In fourth quarter 2004, UBS acquired Sauerborn Trust AG (Sauerborn), an independent German firm providing financial advisory services to individuals in the ultra-high net worth segment. Sauerborn has approximately CHF 9.4 billion of assets under management. UBS has merged its ultra-high net worth segment within the German wealth management business with the operations of Sauerborn to provide an expanded range of services and products to its clients and reap the benefits of synergies. UBS paid a cash consideration of approximately CHF 140 million (EUR 91 million) at closing, and will pay a further CHF 65 million (EUR 42 million) in three equal installments over the next two years.
The aggregate purchase price for the five acquisitions is approximately CHF 696 million and has been allocated to acquired net assets at fair value of CHF 175 million. The difference of CHF 521 million to the purchase price has been recognized as goodwill. Details of assets and liabilities recognized are as follows:

		Step-up to
CHF million	Book value	fair value	Fair value

Assets

Intangible assets	0	162	162

Property and equipment	3	(1)	2

Financial Investments	5	0	5

Goodwill	0	521	521

All other assets	260	2	262

Total assets	268	684	952

Liabilities

Provisions	5	19	24

Deferred tax liabilities	0	54	54

All other liabilities	178	0	178

Total liabilities	183	73	256

Net assets	85	611	696

Total liabilities and equity	268	684	952

Intangible assets recognized relate to the businesses’ existing customer relationships and have been assigned useful lives of twenty years, over which they will be amortized.

Financial Statements
Notes to the Financial Statements

Note 38 Business Combinations (continued)

Investment Bank

In fourth quarter 2004, UBS acquired Charles Schwab SoundView Capital Markets, the capital markets division of Charles Schwab Corp. (Schwab), for an aggregate cash consideration of approximately CHF 304 million. The business comprises equities trading and sales, including a third-party execution business, along with Schwab’s NASDAQ trading system. This business handles over 200 million shares a day in trade volume and makes a market in over 11,000 stocks. As part of the acquisition, UBS and Schwab have entered into multi-year execution service agreements for the handling of Schwab’s equities and listed options orders. The business was integrated in the Equities business of UBS’s Investment Bank.
Also in fourth quarter 2004, UBS acquired Brunswick Capital’s 50% stake in Brunswick UBS, an equity brokerage and trading, investment banking and custody joint venture in Russia in which UBS and Brunswick Capital were equal partners. The total purchase price has been estimated at approximately CHF 203 million, of which UBS paid at closing a cash con-

sideration to the sellers of CHF 113 million (USD 99 million) and will pay a further CHF 75 million (USD 66 million) at the end of 2005 plus 20% of Brunswick UBS’s net profits for 2005. Formed in 1997, Brunswick UBS has developed a significant franchise in the Russian securities market, employing 120 people in Moscow. UBS has already consolidated Brunswick, so that the effects of this acquisition on the financial statements are minor.

The aggregate purchase price for the two businesses is approximately CHF 507 million, a portion of which includes a deferred component linked to future results of operations. Accordingly, a revision of the current purchase price estimate will be made, if necessary, once final payments have been determined. The purchase price has been allocated to net assets acquired of CHF 198 million, which includes a revaluation of CHF 27 million related to UBS’s existing interest in Brunswick. The difference of CHF 336 million to the purchase price has been recognized as goodwill. Details of assets and liabilities recognized are as follows:

		Step-up to
CHF million	Book value	fair value	Fair value

Assets

Intangible assets	21	133	154

Property and equipment	20	(13)	7

Financial investments	99	(2)	97

Deferred tax assets	37	(37)	–

Goodwill	–	336	336

All other assets	361	(1)	360

Total assets	538	416	954

Liabilities

Deferred tax liabilities	–	23	23

All other liabilities	364	32	396

Total liabilities	364	55	419

Minority interests	40	(39)	1

Equity	134	400	534

Total liabilities, minority interests and equity	538	416	954

Intangible assets recognized relate to the businesses’ existing customer relationships and have been assigned useful lives of five years in the case of Brunswick and eight years in the case of Schwab over which they will be amortized.

Note 38 Business Combinations (continued)

Notz Stucki

In the first quarter of 2004, Ferrier Lullin, one of UBS’s private label banks, acquired Notz Stucki & Co., a small private bank in Geneva. The activities have been integrated into the operations of Ferrier Lullin. The purchase price of CHF 42 million was allocated to net tangible assets of CHF 22 million, and Notz Stucki’s customer base of CHF 21 million, less deferred taxes of CHF 5 million. The difference of CHF 4 million to the purchase price was recognized as goodwill.

Motor-Columbus

On 1 July 2004, UBS acquired from RWE, a German utilities company, its 20% ownership interest in Motor-Columbus AG (Motor-Columbus) for a cash consideration, including incidental acquisition costs, of approximately CHF 379 million. UBS now holds a 55.6% majority interest in Motor-Columbus, a Swiss holding company whose most significant asset is an approximate 59.3% ownership interest in Aare-Tessin AG für

Elektrizität (Atel), a Swiss group engaged in the production, distribution and trading of electricity.

UBS now consolidates Motor-Columbus and treated the acquisition of the 20% ownership interest as a business combination. The purchase price was allocated to acquired net assets of approximately CHF 260 million and the difference of CHF 119 million to the purchase price was recognized as goodwill. In accordance with IFRS 3, the existing 35.6% interest in Motor-Columbus was revalued to the valuation basis established at 1 July 2004, resulting in a revaluation amount of approximately CHF 81 million (CHF 63 million net of deferred tax liabilities), which was recorded directly in equity. The minority interests were also revalued to the new valuation basis, so that assets acquired and liabilities assumed are carried at full fair value. Details of assets, liabilities and minority interests, for which a step-up to fair value was recognized in purchase accounting, and all other assets and liabilities recognized at carryover basis are as follows:

		Step-up to
CHF million	Book value	fair value	Fair value

Assets
Intangible assets	444	750	1,194

Property and equipment	1,939	144	2,083

Investments in associates	655	367	1,022

Financial investments	621	19	640

Deferred tax assets	113	67	180

All other assets	2,629	–	2,629

Total assets	6,401	1,347	7,748

Liabilities

Provisions	835	75	910

Debt issued	700	27	727

Deferred tax liabilities	293	308	601

All other liabilities	3,045	–	3,045

Total liabilities	4,873	410	5,283

Minority interests	784	382	1,166

Equity	744	555	1,299

Total liabilities, minority interests and equity	6,401	1,347	7,748

The CHF 75 million step-up to fair value of provisions relates to contingent liabilities arising from guarantees and certain contractual obligations. UBS’s share in the equity at fair value of CHF 1,299 million is CHF 723 million, while the remaining CHF 576 million is recognized as additional minority interests, bringing total minority interest as of the acquisition date to CHF 1,742 million.

Useful economic lives between 4 and 25 years have been assigned to amortizable and depreciable assets based on contractual lives, where applicable, or estimates of the period during which the assets will benefit the operations.

Financial Statements
Notes to the Financial Statements

Note 38 Business Combinations (continued)

Pro-forma information (unaudited)

The following pro-forma information shows UBS’s total operating income, net profit and basic earnings per share as if all of the above acquisitions had been made as at 1 January 2004 and 2003, respectively. Adjustments have been made to reflect additional amortization and depreciation of assets and liabilities, which have been assigned fair values different from their carryover basis in purchase accounting.

	For the year ended
CHF million, except where indicated	31.12.04	31.12.03

Total operating income	44,812	39,536

Net profit	8,112	6,277

Basic earnings per share (CHF)	7.71	5.62

Note 39 Currency Translation Rates

The following table shows the principal rates used to translate the financial statements of foreign entities into Swiss francs:

	Spot rate		Average rate
	As at		Year ended
	31.12.04	31.12.03	31.12.04	31.12.03	31.12.02

1 USD	1.14	1.24	1.24	1.34	1.54

1 EUR	1.55	1.56	1.54	1.54	1.46

1 GBP	2.19	2.22	2.27	2.20	2.33

100 JPY	1.11	1.15	1.15	1.16	1.24

Note 40 Swiss Banking Law Requirements

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

1. Consolidation

Under IFRS, entities which are directly or indirectly controlled by the Group are consolidated. Temporarily controlled entities that are acquired and held with a view to their subsequent disposal, are recorded as Financial investments.
Under Swiss law, only entities that are active in the field of banking and finance as well as real estate entities are subject to consolidation. Entities which are held temporarily are recorded as Financial investments.

2. Financial investments

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

3. Cash flow hedges

The Group uses derivative instruments to hedge against the exposure from varying cash flows receivable and payable. Un-

der IFRS, when hedge accounting is applied for these instruments, the unrealized gain or loss on the effective portion of the derivatives is recorded in Shareholders’ equity until the hedged cash flows occur, at which time the accumulated gain or loss is realized and released to income.

Under Swiss law, the unrealized gains or losses on the effective portion of the derivative instruments used to hedge cash flow exposures are deferred on the balance sheet as assets or liabilities. The deferred amounts are released to income when the hedged cash flows occur.

4. Investment property

Under IFRS, investment properties are carried at fair value.
Under Swiss law, investment properties are carried at the lower of cost less accumulated depreciation or market value. Depreciations on investment properties are continued until a sale is executed.

5. Fair value option

Under IFRS, the Group applies the fair value option to hybrid instruments issued. As a result the embedded derivative as well as the host contract related to the hybrid instrument are marked to market.
Under Swiss law, the fair value option is not available. Hybrid instruments are bifurcated: while the embedded derivative is marked to market, the host contract is accounted for on an accrued cost basis.

6. Goodwill

Under IFRS, goodwill acquired in business combinations entered into after 31 March 2004 is not amortized, but tested annually for impairment. Intangible assets acquired in business combinations entered into after 31 March 2004 to which an indefinite useful life has been assigned, are not amortized but tested annually for impairment.
Under Swiss law, goodwill and intangible assets with indefinite useful lives must be amortized over a period not exceeding five years, unless a longer useful life, which may not exceed twenty years, can be justified.

Financial Statements
Notes to the Financial Statements

Note 41 Reconciliation of International Financial Reporting Standards (IFRS) to United States Generally Accepted Accounting Principles (US GAAP)

Note 41.1 Valuation and Income Recognition Differences between IFRS and US GAAP

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

Goodwill and intangible assets

For US GAAP purposes, the excess of the consideration paid for Swiss Bank Corporation over the fair value of the net tangible assets received has been recorded as goodwill and was amortized on a straight-line basis using a weighted average life of 13 years from 29 June 1998 to 31 December 2001.
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
In 2004 and 2003, goodwill recorded under US GAAP was reduced by CHF 78 million and CHF 39 million respectively,

due to recognition of deferred tax assets of Swiss Bank Corporation which had previously been subject to valuation reserves.

Other purchase accounting adjustments

The restatement of Swiss Bank Corporation’s net assets to fair value in 1998 resulted in decreasing net tangible assets by CHF 1,077 million for US GAAP. This amount is being amortized over periods ranging from two years to 20 years.

b. Reversal of IFRS goodwill amortization

The adoption of SFAS 142 “Goodwill and Intangible Assets” resulted in two new reconciling items: 1) Intangible assets on the IFRS balance sheet with a book value of CHF 1.8 billion at 1 January 2002 were reclassified to Goodwill for US GAAP; 2) The amortization of IFRS Goodwill and the Intangible assets reclassified to Goodwill for US GAAP (CHF 778 million, CHF 831 million and CHF 1,017 million for the years ended 31 December 2004, 31 December 2003 and 31 December 2002, respectively) was reversed.

With the adoption of IFRS 3 Business Combinations, UBS will cease amortizing pre-existing Goodwill under IFRS beginning 1 January 2005. Goodwill will be subject to an annual impairment test as it is under US GAAP, and there will no longer be a difference between the two sets of standards regarding goodwill amortization. Goodwill from business combinations entered into on or after 31 March 2004 has already been accounted for under the provisions of IFRS 3, and no Goodwill amortization has been recorded for these transactions under IFRS or US GAAP.

c. Purchase accounting under IFRS 3 and FAS 141

With the adoption of IFRS 3 on 31 March 2004, the accounting for business combinations generally converged with US GAAP with the exception of the measurement of minority interests and the recognition of a revaluation reserve in the case of a step acquisition.

Under IFRS, minority interests are recognized at the percentage of fair value of identifiable net assets acquired at the acquisition date whereas under US GAAP they are recognized at the percentage of book value of identifiable net assets acquired at the acquisition date. In most cases, minority interests would tend to have a higher measurement value under IFRS than under US GAAP.
Furthermore, IFRS requires that in a step acquisition the existing ownership interest in an entity be revalued to the new valuation basis established at the time of acquisition. The increase in value is recorded directly in equity as a revaluation reserve. Under US GAAP, the existing ownership interest remains at its original valuation.

d. Derivative instruments

Under IAS 39, UBS hedges interest rate risk based on forecast cash inflows and outflows on a Group basis. For this purpose, UBS accumulates information about non-trading financial assets and financial liabilities, which is then used to estimate and aggregate cash flows and to schedule the future periods in which these cash flows are expected to occur. Appropriate derivative instruments are then used to hedge the estimated future cash flows against repricing risk. SFAS 133 does not permit hedge accounting for hedges of future cash flows determined by this methodology. Accordingly, for US GAAP such hedging instruments continue to be carried at fair value with changes in fair value recognized in Net trading income.
In addition, amounts deferred under hedging relationships prior to the adoption of IAS 39 on 1 January 2001 that do not qualify as hedges under current requirements under IFRS are amortized to income over the remaining life of the hedging relationship. Such amounts have been reversed for US GAAP as they have never been treated as hedges.

e. Financial investments and private equity

Financial investments available-for-sale

Three exceptions exist between IFRS and US GAAP in accounting for financial investments available-for-sale: 1) Non-marketable equity financial investments (excluding private equity investments discussed below), which are classified as available-for-sale and carried at fair value under IFRS, continue to be carried at cost less “other than temporary” impairments under US GAAP. The opening adjustment and subsequent changes in fair value recorded directly in Shareholders’ equity on non-marketable equity financial instruments due to the implementation of IAS 39 have been reversed under US GAAP to reflect the difference between the two standards in measuring such investments. 2) Writedowns on impaired debt instruments can be fully or partially reversed under IFRS if the value of the impaired assets increases. Such reversals of impairment writedowns are not allowed under US GAAP. Reversals under IFRS were not significant in 2004, 2003 or 2002. 3) Private equity investments, as described in the next section.

Private equity investments

UBS accounts for private equity investments as available-for-sale securities in its primary Financial Statements under IFRS, with changes in fair value recognized in Shareholders’ equity. Under US GAAP, all of these investments were accounted for at cost less “other than temporary” impairments prior to 1 January 2002.
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
For the IFRS to US GAAP reconciliation, fair value adjustments on certain private equity investments recorded directly in Shareholders’ equity under IFRS had to be shown in the income statement for US GAAP purposes. At 1 January 2002, the date of adoption of SFAS 144, the cumulative effect of this change in accounting on US GAAP net profit was an increase of CHF 639 million, after tax. For the years ended 31 December 2004, 31 December 2003 and 31 December 2002, the effect of applying the new standard on the reconciliation of IFRS net profit to US GAAP was to increase US GAAP net profit by CHF 154 million after tax, decrease US GAAP net profit by CHF 119 million, after tax and to increase US GAAP net profit by CHF 83 million, after tax, respectively.
The pro-forma Net profit assuming that the change in accounting principle were applied retroactively would be as follows:

CHF million, except for per share data			Pro-forma
For the year ended	31.12.04	31.12.03	31.12.02

Net profit under US GAAP	8,818	6,513	4,907

Basic earnings per share	8.56	5.83	4.06

Diluted earnings per share	8.15	5.72	3.99

See Note 2 for information regarding impairment charges recorded for private equity investments.

Financial Statements
Notes to the Financial Statements

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
In addition, under US GAAP, if the fair value of plan assets falls below the accumulated benefit obligation (which is the current value of accrued benefits without allowance for future salary increases), an additional minimum liability must be shown in the balance sheet. If an additional minimum liability is recognized, an equal amount will be recognized as an intangible asset up to the amount of any unrecognized prior service cost. Any amount not recognized as an intangible asset is reported in Other comprehensive income. The additional minimum liability required under US GAAP amounts to CHF 1,125 million, CHF 306 million and CHF 1,225 million as at 31 December 2004, 2003 and 2002, respectively. The amount recognized in intangible assets was CHF 0 million, CHF 0 million and CHF 2 million and the amount recognized in Other comprehensive income before tax was CHF 1,125 million, CHF 306 million and CHF 1,223 million as at 31 December 2004, 2003 and 2002, respectively.

g. Other post-retirement benefit plans

Under IFRS, UBS has recorded expenses and liabilities for post-retirement medical and life insurance benefits, determined under a methodology similar to that described above under pension plans.

Under US GAAP, expenses and liabilities for post-retirement medical and life insurance benefits are determined under the same methodology as under IFRS. Differences in the levels of expenses and liabilities have occurred due to different transition date rules and the treatment of the merger of Union Bank of Switzerland and Swiss Bank Corporation under the purchase method.

h. Equity participation plans

As of the reporting date, IFRS does not have any standard in effect that specifically addresses the recognition and measurement requirements for equity participation plans.

US GAAP permits the recognition of compensation cost based on the grant date fair value of equity instruments issued (SFAS 123) or based on the intrinsic value of equity instruments issued (Accounting Principles Board “APB” No. 25). If an entity elects to apply the APB 25 intrinsic value method they must provide pro forma disclosures of net profit and earnings per share, as if the fair value based method described in SFAS 123 had been applied. Under IFRS, UBS recognizes the intrinsic value of equity instruments issued measured at the grant date. No subsequent changes in value are recognized. Under US GAAP, UBS applies the APB No. 25 intrinsic value method, which requires adjustments to intrinsic values subsequent to the grant date in certain circumstances.
Prior to January 2004, certain equity compensation trusts were consolidated under US GAAP. With the adoption of FIN 46-R, “Consolidation of Variable Interest Entities” on 1 January 2004, the remaining unconsolidated employee equity compensation trusts formed before 1 February 2003 were consolidated for US GAAP purposes for the first time. The effect of the trust consolidations is to increase assets by CHF 1,175 million and CHF 460 million and liabilities by CHF 1,175 million and CHF 483 million at 31 December 2004 and 31 December 2003 respectively.
With the consolidation of the additional trusts under FIN 46-R, UBS has re-evaluated its accounting for share-based compensation plans under APB 25 by taking into consideration the settlement methods and activities of the trusts. Based on this review, most share plans issued prior to 2001 are now treated as variable awards under APB 25. There were no changes to the accounting for option plans. On 1 January 2004, a CHF 6 million expense reduction was recorded as a cumulative adjustment due to a change in accounting. For the year ended 31 December 2004, CHF 67 million in expense was recorded in the US GAAP income statement for these variable plans.
In addition, prior to the adoption of FIN 46-R, certain of UBS’s option awards had been determined to be variable pursuant to APB No. 25, primarily because they may be settled in cash or because UBS has offered to hedge the value of the award. The effect of applying variable accounting to these option awards in the US GAAP reconciliation for the years ended 31 December 2004, 2003 and 2002, is a CHF 10 million increase in compensation expense, CHF 28 million increase in compensation expense and CHF 51 million decrease in compensation expense, respectively. In addition, certain of UBS’s share plans have been deemed variable under APB No. 25. Additional expense was also recorded related to social tax payments on equity instruments recorded directly in Shareholders’ equity for IFRS. For US GAAP, the net effect of these transactions is an increase to compensation expense of CHF 27 million, an increase to compensation expense of CHF 118 million and a decrease to compensation expense of CHF 12 million, for the years ended 31 December 2004, 2003 and 2002, respectively.

i. Software capitalization

Under IFRS, effective 1 January 2000, certain costs associated with the acquisitions or development of internal-use software had to be capitalized. Once the software was ready for its intended use, the costs capitalized were amortized to the income statement over the estimated life of the software. Under US GAAP, the same principle applied, however this standard was effective 1 January 1999. For US GAAP, the costs associated with the acquisition or development of internal-use software that met the US GAAP software capitalization criteria in 1999 were reversed from Operating expenses and amortized over a life of two years from the time that the software was ready for its intended use. From 1 January 2000, the only remaining reconciliation item was the amortization of software capitalized in 1999 for US GAAP purposes. At 31 December 2002, this amount was fully utilized and there is no longer a difference between IFRS and US GAAP.

j. Consolidation of Variable Interest Entities (VIEs) and deconsolidation of trust preferred securities

IFRS and US GAAP generally require consolidation of entities on the basis of controlling a majority of voting rights. However, in certain situations, there are no voting rights, or control of a majority of voting rights is not a reliable indicator of the need to consolidate, such as when voting rights are significantly disproportionate to risks and rewards. There are differences in the approach of IFRS and US GAAP to those situations.

Under IFRS, when control is exercised through means other than controlling a majority of voting rights, the consolidation assessment is based on the substance of the relationship. Indicators of control in these situations include: predetermination of the entity’s activities; the entity’s activities being conducted on behalf of the enterprise; decision-making powers being held by the enterprise; the right to obtain the majority of the benefits or be exposed to the risks inherent in the activities of the entity; or retaining the majority of the residual or ownership risks related to the entity’s assets in order to obtain benefits from its activities.
Under US GAAP, consolidation considerations are subject to FASB interpretation No. 46, “Consolidation of Variable Interest Entities (revised December 2003)”, an interpretation of Accounting Research Bulletin No. 51 (FIN 46-R). FIN 46-R requires that when voting interests do not exist, or differ significantly from economic interests, an entity is considered to be a “Variable Interest Entity” (“VIE”). An enterprise holding variable interests that will absorb a majority of a VIE’s “expected losses”, receive a majority of a VIE’s “expected residual returns”, or both, is known as the “primary beneficiary”, and must consolidate the VIE.
From 1 January 2004 UBS has fully applied FIN 46-R consolidation requirements to its US GAAP financial statements.

At 31 December 2003, the consolidation requirements of the predecessor standard, FIN 46, only applied to VIEs created after 31 January 2003.

In many cases the assessment of consolidation under IFRS and US GAAP is the same, however, there are certain differences.
The entities consolidated for US GAAP purposes at 31 December 2004, which were not otherwise consolidated in UBS’s primary consolidated Financial Statements under IFRS, are mostly investment fund products, securitization VIEs, and employee equity compensation trusts. These are discussed in more detail in Note 42.1.
The entities not consolidated for US GAAP purposes, which UBS consolidates under IFRS, are certain trusts which have issued trust preferred securities. Under IFRS these are equity instruments held by third parties and are treated as minority interests, with dividends paid also reported in minority interests; under US GAAP the securities are treated as debt, with interest paid reported in interest expense.
A discussion of FIN 46-R measurement requirements and disclosures is set out in Note 42.1.

k. Financial liabilities held at fair value through profit and loss

Revised IAS 39 provides the election to designate at initial recognition any financial asset or liability as held at fair value through profit and loss. UBS applies this fair value designation election to a significant portion of its issued debt. Many debt issues are in the form of hybrid instruments, consisting of a debt host with an embedded derivative. Regular debt instruments as well as hybrid instruments are carried in their entirety at fair value with all changes in fair value recorded in profit and loss. Under US GAAP, debt instruments have to be carried at amortized cost. Derivatives embedded in hybrid instruments are separated from the debt hosts and accounted for as if they were freestanding derivatives.

l. Physically settled written puts

With the adoption of revised IAS 32 and IAS 39 at 1 January 2004, the accounting for physically settled written put options on UBS shares changed. Previously, such put options were accounted for as derivatives whereas now the present value of the contractual amount is recorded as a liability, while the premium received is credited to equity. Subsequently, the liability is accreted over the life of the put option to its contractual amount recognizing interest expense in accordance with the effective interest method. Under US GAAP, physically settled written put options on UBS shares continue to be accounted for as derivative instruments. All other outstanding derivative contracts, except written put options with the UBS share as underlying, are treated as derivative instruments under both sets of accounting standards.

Financial Statements
Notes to the Financial Statements

m. Investment properties

As at 1 January 2004, UBS changed its accounting for investment properties from the cost less depreciation method to the fair value method. Under the fair value method,

changes in fair value are recognized in the income statement, and depreciation is no longer recognized. Under US GAAP, investment properties continue to be carried at cost less accumulated depreciation.

Note 41.2 Recently Issued US Accounting Standards

In December 2003, the “Medicare Prescription Drug, Improvement and Modernization Act of 2003” (the Act) was passed in the US. Commencing 1 January 2006, the Act introduces a prescription drug benefit for individuals eligible under Medicare (Medicare Part D) as well as a federal subsidy equal to 28% of certain post-65 prescription drug claims for sponsors of retiree health care plans with drug benefits that are at least actuarially equivalent to those to be offered under Medicare Part D.

Pursuant to the guidance included in FASB Staff Position FAS 106-1 (FSP 106-1), the Group chose to defer recognition of the potential effects of the Act in its 2003 Financial Statements due to the lack of authoritative accounting guidance concerning certain technical matters.
In May 2004, the FASB issued FASB Staff Position FAS 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (FSP 106-2) which supersedes FSP 106-1. FSP106-2 requires plan sponsors to account for the effect of the subsidy on benefits attributable to past service as an unrecognized actuarial gain and as a reduction of the service cost component of the net periodic post-retirement costs for amounts attributable to current service if prescription drug benefits available under the plan are actuarially equivalent to those under Medicare Part D for 2006. UBS believes that the US health care plans will be eligible for the subsidy and prospectively adopted FSP 106-2 on 1 July 2004. The adoption of FSP 106-2 did not have a material effect on UBS’s Financial Statements.
In December 2003, the FASB issued revised SFAS 132 “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (SFAS 132-R). SFAS 132-R retains the disclosure requirements included in SFAS 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits, which it replaces. SFAS 132-R requires additional disclosures to those in SFAS 132 regarding the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. Except for certain disclosures relating to foreign plans and disclosures regarding the estimated future benefit payments prescribed in SFAS 132-R, SFAS 132-R was effective for financial statements with fiscal years ending after 15 December 2003. The remaining additional disclosures regarding foreign plans and the estimated future benefit payments disclosures are effective for financial statements with fiscal years ending after 15 June 2004.

UBS elected to adopt early the additional disclosures required for foreign plans as well as the prescribed SFAS 132-R disclosures in its 2003 Financial Statements. Pursuant to the transitional disclosure requirements, UBS included the disclosure of the estimated future benefit payments for the year ended 31 December 2004 in Note 31, Pension and Other Post-Retirement Benefit Plans.

In November 2003, the FASB’s Emerging Issues Task Force (EITF) issued EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. The EITF reached a consensus regarding certain qualitative and quantitative disclosures for debt and marketable equity securities classified as available-for-sale or held to maturity under SFAS 115 and 124 that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. UBS provided the required EITF 03-1 disclosures in Note 12 of the 2003 Financial Statements.
In March 2004, the EITF reached a consensus on an other-than-temporary impairment model for debt and equity securities classified as available-for-sale or held to maturity under SFAS 115 and 124 and equity securities held under the cost method. This EITF consensus would have been effective for interim and annual reporting periods beginning after 15 June 2004. In September 2004, the FASB staff issued FSP 03-1-1, “Effective Date of Paragraphs 10-20 of EITF 03-1, The Meaning of Other Than Temporary Impairment”, which delayed the effective date for the recognition and measurement guidance included in EITF 03-1. The EITF 03-1 disclosure requirements were not delayed and are included in Note 12.
In December 2003, the FASB issued FASB Interpretation No. 46 “Consolidation of Variable Interest Entities (revised December 2003), an Interpretation of ARB No. 51” (FIN 46-R) which addresses how an enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly wether it should consolidate the entity. This consolidation evaluation under FIN 46-R reduces the impact of a decision maker in the calculation of expected losses and expected residual returns compared to the consolidation evaluation under the original FIN 46. FIN 46-R also changed the definition of a variable interest.
As an SEC foreign registrant, UBS applied the consolidation requirements for VIEs created before 1 February 2003 for the first time on 1 January 2004. To VIEs created after 31 January 2003, the original FIN 46 was applied for the first time at 31 December 2003. Under FN 46-R, at 1 January 204, several of UBS’s employee equity compensation trusts were consolidated for the first time, while trust preferred security vehicles were deconsolidated.

The adoption of FIN 46-R is discussed in more detail in Note 42.

Recently issued US accounting standards not yet adopted

In December 2004, the FASB issued SFAS 123 (revised 2004), “Share-Based Payment”, (SFAS 123-R) which is a revision of SFAS 123, “Accounting for Stock-Based Compensation” (SFAS 123) and supersedes APB Opinion 25, “Accounting for Stock Issued to Employees” (APB Opinion 25). SFAS 123-R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at date of grant, eliminating the pro-forma disclosure alternative. Further, SFAS 123-R introduces the notion of a requisite service period, which indicates that the service period for awards with future vesting may not be defined as a prior period. For UBS this will result in a change in the expense attribution period for awards.
SFAS 123-R is effective for interim or annual reporting periods beginning after 15 June 2005 with earlier application permitted. UBS will adopt SFAS 123-R effective 1 January 2005 using the modified prospective method. Under this method, SFAS 123-R applies only to new awards that are granted, modified or settled after the Standard is adopted. Compensation cost for prior awards shall be based on the grant date fair value and expense attribution method used for recognition or disclosure purposes under SFAS 123. Prior periods will not be restated.
UBS currently accounts for share-based payments using the intrinsic value method under APB 25, and as such, generally recognizes no compensation cost for employee stock options. Under this approach UBS recognized the fair value of share awards granted as part of annual bonuses in the year of corresponding performance, aligning with the revenue produced. For disclosure purposes, UBS recognized the fair value of option awards on the date of grant. Thus, for recognition and disclosure purposes, expense for share and option awards issued prior to but outstanding at the date of adoption of SFAS 123-R has been fully attributed to prior periods. Further, share awards issued in 2005 as part of the 2004 performance year, have been fully recognized in 2004. Therefore under SFAS 123-R, only option awards and certain share awards granted, modified or settled after the effective date are to be recognized in the 2005 financial statements. These awards will be recognized over the requisite service period as newly defined in SFAS 123-R, which is expected to result in a ramp-up of compensation expense over the next several years as these awards move through their vesting periods. Therefore, compensation expense is expected to decrease in 2005 compared to 2004 as the ramp-up effect for the share awards will offset the first-time recognition of the fair value of option awards. However, compensation cost will increase as awards to which the new measurement and attribution requirements apply move through their vesting period. Once these initial awards are fully vested (generally three years), compensation expense under SFAS 123-R is not expected to be materially different than what would be disclosed in the pro-forma disclosures under SFAS 123.

In 2005 UBS will be introducing a new valuation model to determine the fair value of share options granted. Share options granted in 2004 and earlier will not be affected by this change in valuation model. This new valuation model better reflects the exercise behavior of employees and the specific terms and conditions under which the share options are granted. Concurrent with the introduction of the new model, UBS will use implied instead of historic volatility as input into the new model.

Financial Statements
Notes to the Financial Statements

Note 41.3 Reconciliation of IFRS Shareholders’ Equity and Net profit to US GAAP

Note 41.1		Shareholders’ equity		Net profit
CHF million	Reference	31.12.04	31.12.03	31.12.04	31.12.03	31.12.02

Amounts determined in accordance with IFRS		34,978	35,310	8,089	6,239	3,530

Adjustments in respect of:

SBC purchase accounting goodwill and other purchase accounting adjustments	a	15,152	15,196	(44)	(89)	(128)

Reversal of IFRS goodwill amortization	b	2,603	1,825	778	808	1,017

Purchase accounting under IFRS 3 and FAS 141	c	(88)	0	3	0	0

Derivative instruments	d	(75)	(94)	(217)	188	342

Financial investments and private equity	e	(266)	(84)	304	(159)	767

Pension plans	f	372	1,303	(110)	(235)	(156)

Other post-retirement benefit plans	g	(1)	(1)	0	0	7

Equity participation plans	h	(80)	(112)	(98)	(152)	63

Software capitalization	i	0	0	0	0	(60)

Consolidation of variable interest entities (VIEs) and deconsolidation of trust preferred securities	j	47	(10)	18	(10)	0

Financial liabilities held at fair value through profit and loss	k	197	117	100	78	39

Physically settled written puts	l	93	48	9	5	3

Investment properties	m	(8)	(24)	14	88	(23)

Other adjustments		(50)	0	(50)	0	0

Tax adjustments		(206)	(300)	22	(248)	145

Total adjustments		17,690	17,864	729	274	2,016

Amounts determined in accordance with US GAAP		52,668	53,174	8,818	6,513	5,546

Note 41.4 Earnings per Share

Under both IFRS and US GAAP, basic earnings per share (“EPS”) is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding. Diluted EPS includes the determinants of basic EPS and, in addition, gives effect to dilutive potential common shares that were outstanding during the period.

The computations of basic and diluted EPS for the years ended 31 December 2004, 31 December 2003 and 31 December 2002 are presented in the following table.

	31.12.04		31.12.03		31.12.02
For the year ended	US GAAP	IFRS	US GAAP	IFRS	US GAAP	IFRS

Net profit available for ordinary shares (CHF million)	8,818	8,089	6,513	6,239	5,546	3,530

Net profit for diluted EPS (CHF million)	8,813	8,084	6,514	6,240	5,520	3,510

Weighted average shares outstanding	1,029,895,610	1,052,914,417	1,116,602,289	1,116,953,623	1,208,055,132	1,208,586,678

Diluted weighted average shares outstanding	1,081,961,360	1,081,961,360	1,138,800,625	1,138,800,625	1,222,862,165	1,223,382,942

Basic earnings per share (CHF)	8.56	7.68	5.83	5.59	4.59	2.92

Diluted earnings per share (CHF)	8.15	7.47	5.72	5.48	4.51	2.87

Note 41.5 Presentation Differences between IFRS and US GAAP

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

4. Reverse repurchase, repurchase, securities borrowing and securities lending transactions

UBS enters into certain types of reverse repurchase, repurchase, securities borrowing and securities lending transactions that result in a difference between IFRS and US GAAP. Under IFRS, they are considered borrowing and lending transactions which are not reflected in the balance sheet except to the extent of cash collateral advanced or received. Under US GAAP, however, they are considered purchase and sale transactions due to the fact that the contracts do not meet specific collateral or margining requirements under SFAS 140. Due to the different treatment of these transactions under IFRS and US GAAP, interest income and expense recorded under IFRS must be reclassified to Net trading income for US GAAP. Additionally under US GAAP, the securities received are recognized on the balance sheet as a spot purchase (Trading portfolio assets) with a corresponding forward sale transaction (Replacement values) and a receivable (Cash collateral on securities borrowed) is reclassified, as applicable. The securities delivered are recognized as a spot sale (Trading portfolio liabilities) with a corresponding forward repurchase transaction (Replacement values) and a liability (Cash collateral on securities lent) is reclassified, as applicable.

5. Recognition/derecognition of financial assets

The guidance governing recognition and derecognition of a financial asset is considerably more complex under revised IAS 39 than previously and requires a multi-step decision process to determine whether derecognition is appropriate. UBS derecognizes financial assets for which it transfers the contractual rights to the cash flows and no longer retains any risk or reward coming from them nor maintains control over the financial assets. The provisions of this guidance were applied prospectively as at 1 January 2004. As a result of the new requirements, certain transactions are now accounted for as secured financing transactions instead of purchases or sales of trading portfolio assets with an accompanying swap derivative. Under US GAAP, these transactions continue to be shown as purchases and sales of trading portfolio assets and were reclassified accordingly.

Financial Statements
Notes to the Financial Statements

Note 41.6 Consolidated Income Statement

The following is a Consolidated Income Statement of the Group, for the years ended 31 December 2004, 31 December 2003 and 31 December 2002, restated to reflect the impact of valuation and income recognition differences and presentation differences between IFRS and US GAAP.

CHF million		31.12.04		31.12.03		31.12.02
For the year ended	Reference	US GAAP	IFRS	US GAAP	IFRS	US GAAP	IFRS

Operating income

Interest income	a, d, j, 4, 5	39,124	39,398	39,940	40,159	39,679	39,963

Interest expense	a, j, k, 4, 5	(27,306)	(27,538)	(27,700)	(27,860)	(29,334)	(29,417)

Net interest income		11,818	11,860	12,240	12,299	10,345	10,546

Credit loss expense / (recovery)		276	276	(72)	(72)	(115)	(115)

Net interest income after credit loss expense / (recovery)		12,094	12,136	12,168	12,227	10,230	10,431

Net fee and commission income		19,416	19,416	17,345	17,345	18,221	18,221

Net trading income	d, h, j, k, l, 4, 5	4,879	4,972	4,021	3,756	5,940	5,451

Other income [1]	b, c, e, j, m	1,188	897	380	462	96	4

Income from Industrial Holdings		3,648	3,648

Total operating income		41,225	41,069	33,914	33,790	34,487	34,107

Operating expenses

Personnel expenses	f, g, h	18,729	18,515	17,615	17,231	18,610	18,524

General and administrative expenses	j	6,705	6,703	6,086	6,086	7,072	7,072

Depreciation of property and equipment	a, i, m	1,385	1,352	1,396	1,353	1,613	1,514

Amortization of goodwill	b	0	713	0	756	0	930

Amortization of other intangible assets	b	186	251	112	187	1,443	1,530

Goods and materials purchased		2,861	2,861	0	0	0	0

Total operating expenses		29,866	30,395	25,209	25,613	28,738	29,570

Operating profit / (loss) before tax and minority interests		11,359	10,674	8,705	8,177	5,749	4,537

Tax expense / (benefit)		2,112	2,135	1,842	1,593	511	676

Net profit / (loss) before minority interests		9,247	8,539	6,863	6,584	5,238	3,861

Minority interests	j	(435)	(450)	(350)	(345)	(331)	(331)

Change in accounting principle: cumulative effect of adoption of “AICPA Audit and Accounting Guide, Audits of Investment Companies” on certain financial investments, net of tax		0	0	0	0	639	0

Cumulative adjustment of accounting for certain equity based compensation plans as cash settled, net of tax		6	0	0	0	0	0

Net profit		8,818	8,089	6,513	6,239	5,546	3,530

1 The CHF 304 million gain, CHF 159 million loss and CHF 108 million gain included in US GAAP Other income at 31 December 2004, 31 December 2003 and 31 December 2002, respectively are due to UBS’s adoption of the “AICPA Audit and Accounting Guide, Audits of Investment Companies” on certain private equity investments for its US GAAP financial statements. These amounts represent the change in fair value of these investments during 2004, 2003 and 2002.
Note: References above coincide with the discussions in Note 41.1 and Note 41.5. These references indicate which IFRS to US GAAP differences affect an individual financial statement caption. Certain prior year US GAAP amounts in 2003 and 2002 have been adjusted to conform to the current year’s presentation.

Note 41.7 Condensed Consolidated Balance Sheet

The following is a Condensed Consolidated Balance Sheet of the Group, as at 31 December 2004 and 31 December 2003, restated to reflect the impact of valuation and income recognition principles and presentation differences between IFRS and US GAAP.

		31.12.04		31.12.03
CHF million	Reference	US GAAP	IFRS	US GAAP	IFRS

Assets

Cash and balances with central banks		6,036	6,036	3,584	3,584

Due from banks	h, j	35,286	35,264	31,758	31,740

Cash collateral on securities borrowed	4	218,414	220,242	211,058	213,932

Reverse repurchase agreements		357,164	357,164	320,499	320,499

Trading portfolio assets	c, h, j,1, 4, 5	449,389	370,259	423,733	341,013

Trading portfolio assets pledged as collateral		159,115	159,115	120,759	120,759

Positive replacement values	j, k, 1, 4, 5	284,468	284,577	248,924	248,206

Financial assets designated at fair value	c		653

Loans	a, j, 5	228,968	232,387	212,729	212,679

Financial investments	e, j, 2	1,455	5,049	1,303	5,139

Securities received as collateral	3	12,950		13,071

Accrued income and prepaid expenses	h, j	5,882	5,876	6,219	6,218

Investments in associates	c	2,153	2,427	1,616	1,616

Property and equipment	a, c, m	9,045	8,736	8,116	7,683

Goodwill	a, b	26,977	8,847	26,775	9,348

Other intangible assets	b, c	1,722	3,302	1,174	2,181

Private equity investments	2	3,094		3,308

Other assets	c, d, f, h, j, 1, 2, 5	101,068	34,850	64,381	25,459

Total assets		1,903,186	1,734,784	1,699,007	1,550,056

Liabilities

Due to banks	h, 1	119,021	118,901	127,385	127,012

Cash collateral on securities lent	4	57,792	61,545	51,157	53,278

Repurchase agreements	j	423,513	422,587	415,863	415,863

Trading portfolio liabilities	j, 1, 4, 5	190,907	171,033	149,380	143,957

Obligation to return securities received as collateral	3	12,950		13,071

Negative replacement values	j, k, l, 1, 4, 5	360,345	303,712	326,136	254,768

Financial liabilities designated at fair value	j, k, 5		65,756		35,286

Due to customers	j, 5	386,913	376,083	347,358	346,633

Accrued expenses and deferred income	j	14,830	14,685	13,673	13,673

Debt issued	a, c, d, j, k, 1	164,744	117,828	123,259	88,843

Other liabilities	c, d, f, g, h, j, l, m, 1	117,743	42,342	74,044	31,360

Total liabilities		1,848,758	1,694,472	1,641,326	1,510,673

Minority interests	c ,j	1,760	5,334	4,507	4,073

Total shareholders’ equity		52,668	34,978	53,174	35,310

Total liabilities, minority interests and shareholders’ equity		1,903,186	1,734,784	1,699,007	1,550,056

Positive and Negative replacement values under US GAAP are presented on a gross basis for all periods presented.
Note: References above coincide with the discussions in Note 41.1 and Note 41.5. These references indicate which IFRS to US GAAP differences affect an individual financial statement caption.

Financial Statements
Notes to the Financial Statements

Note 41.8 Comprehensive Income

Comprehensive income under US GAAP is defined as the change in shareholders’ equity excluding transactions with shareholders. Comprehensive income has two major components: Net profit, as reported in the income statement, and Other comprehensive income. Other comprehensive income includes such items as foreign currency translation, unrealized gains / losses on available-for-sale securities, unrealized gains / losses on changes in fair value of derivative instruments designated as cash flow hedges and additional minimum pension liability. The components and accumulated other comprehensive income amounts on a US GAAP basis for the years ended 31 December 2004, 31 December 2003 and 31 December 2002 are as follows:

		Unrealized				Accumu-
		gains /	Unrealized			lated other
		(losses) on	gains /	Additional		compre-	Compre-
	Foreign	available-	(losses) on	minimum	Deferred	hensive	hensive
	currency	for-sale	cash flow	pension	income	income /	income /
CHF million	translation	investments	hedges	liability	taxes	(loss)	(loss)

Balance at 1 January 2002	(769)	469	9	(303)	(7)	(601)

Net profit							5,546

Other comprehensive income:

Foreign currency translation	(80)					(80)	(80)

Net unrealized gains on available-for-sale investments		143			(34)	109	109

Impairment charges reclassified to the income statement		121			(26)	95	95

Reclassification of gains on available-for- sale investments realized in net profit		(470)			102	(368)	(368)

Net unrealized losses on cash flow hedges			(4)		3	(1)	(1)

Reclassification of gains on cash flow hedges realized in net profit			(8)		0	(8)	(8)

Additional minimum pension liability				(920)	93	(827)	(827)

Other comprehensive income / (loss)	(80)	(206)	(12)	(920)	138	(1,080)	(1,080)

Comprehensive income							4,466

Balance at 31 December 2002	(849)	263	(3)	(1,223)	131	(1,681)

Net profit							6,513

Other comprehensive income:

Foreign currency translation	(795)					(795)	(795)

Net unrealized losses on available-for-sale investments		(130)			49	(81)	(81)

Impairment charges reclassified to the income statement		111			(18)	93	93

Reclassification of gains on available-for- sale investments realized in net profit		(69)			11	(58)	(58)

Reclassification of losses on cash flow hedges realized in net profit			3		(1)	2	2

Additional minimum pension liability				917	(82)	835	835

Other comprehensive income / (loss)	(795)	(88)	3	917	(41)	(4)	(4)

Comprehensive income							6,509

Balance at 31 December 2003	(1,644)	175	0	(306)	90	(1,685)

Net profit							8,818

Other comprehensive income:

Foreign currency translation	(818)					(818)	(818)

Net unrealized gains on available-for-sale investments		32			(15)	17	17

Impairment charges reclassified to the income statement		10			(2)	8	8

Reclassification of gains on available-for- sale investments realized in net profit		(5)			1	(4)	(4)

Additional minimum pension liability				(819)	21	(798)	(798)

Other comprehensive income / (loss)	(818)	37	0	(819)	5	(1,595)	(1,595)

Comprehensive income							7,223

Balance at 31 December 2004	(2,462)	212	0	(1,125)	95	(3,280)

Note 42 Additional Disclosures Required under US GAAP and SEC Rules
Note 42.1 Variable interest entities

Introduction

For the financial year 2004 UBS fully applied Financial Accounting Standards Board (FASB) Interpretation No. 46, “Consolidation of Variable Interest Entities (revised December 2003)”, an interpretation of Accounting Research Bulletin No. 51 (FIN 46-R). At 31 December 2003 the predecessor standard, FIN 46, had application to UBS only with respect to transitional disclosure requirements, and consolidation requirements for certain VIEs created after 31 January 2003.

Identification of variable interest entities (VIEs) and
measurement of variable interests

Qualifying special purpose entities (QSPEs) per Statement of Financial Accounting Standards (SFAS) No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” are excluded from the scope of FIN 46-R. In most other cases, FIN 46-R requires that control over an entity be assessed for US GAAP first based on voting interests; if voting interests do not exist, or differ significantly from economic interests, the entity is considered a VIE, and control is assessed based on its variable interests. Specifically, VIEs are entities in which no equity investors exist, or the equity investors:
–	do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties; or
–	do not have the characteristics of a controlling financial interest; or
–	have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of investors with disproportionately small or no voting interests.
Variable interests are interests held in a VIE that change with changes in the fair value of a VIE’s net assets, exclusive of variable interests. Interests of related parties (including management, employees, affiliates and agents) are included in the evaluation as if owned directly by the enterprise.
A primary beneficiary is an enterprise which absorbs a majority of a VIE’s expected losses, expected residual returns, or both – it must consolidate the VIE and provide certain disclosures. The holder of a significant variable interest in a VIE is required to make disclosures only. UBS treats variable interests of more than 20% of a VIE’s expected losses, expected residual returns, or both, as significant.
The FASB Emerging Issues Task Force (EITF) has summarized four different general approaches to the application of FIN 46-R in EITF issue No. 04-7. In applying FIN 46-R, UBS has adopted a quantitative approach, particularly for derivatives, which is known as “View A”, and is based on variability in the fair value of the net assets in the VIE, exclusive of variable interests.
Under View A, investments or derivatives in a VIE either create (increase), or absorb (decrease) variability in the fair value of a VIE’s net assets. The VIE counterparty is a risk creator (risk maker), or risk absorber (risk taker), respectively. Only risk absorption (risk taker) positions are assessed; risk creation interests are deemed not to be variable interests.
VIEs often contain multiple risk factors, such as credit, equity, foreign currency and interest rate risks, which require quantification by variable interest holders. UBS analyzes these risks into components, identifies the parties absorbing them, and uses models to quantify and compare them. These models are based on internally approved valuation models and in some cases require the use of Monte Carlo simulation techniques. They are applied when UBS first becomes involved with a VIE, or after a major restructuring.

Measurement of maximum exposure to loss

Maximum exposure to loss is disclosed for VIEs in which UBS has a significant variable interest.
UBS’s maximum exposure to loss is generally measured as its net investment in the VIE, plus any additional amounts it may be obligated to invest. If UBS receives credit protection from credit derivatives it is measured as any positive replacement value of the derivatives. If UBS has provided guarantees or other types of credit protection to a VIE it is measured as the notional amount of the credit protection instruments or credit derivatives. In other derivative transactions exposing UBS to potential losses, there is no theoretical limit to the maximum loss which could be incurred before considering offsetting positions or hedges entered into outside of the VIE. However, UBS’s general risk management process involves the hedging of risk exposures for VIEs, on the same basis as for non-VIE counterparties. See Note 29 for a further discussion of UBS’s risk mitigation strategies.

VIEs in which UBS is the primary beneficiary

VIEs in which UBS is the primary beneficiary require consolidation, which may increase both total assets and liabilities of the US GAAP financial statements, or in other cases may result in a reclassification of existing assets or liabilities.
In certain cases, an entity not consolidated under IFRS, is consolidated under FIN 46-R because UBS is the primary beneficiary. Significant groups of these include CHF 4.3 billion of investment fund products, and CHF 1.1 billion of securitization VIEs, which includes some third-party VIEs mentioned below.
The other significant group of VIEs consolidated for US GAAP, but not under IFRS, are employee equity compensation trusts, for which UBS is the primary beneficiary because of the variable interests of employees. These trusts have a total size prior to US GAAP consolidation of approximately CHF 2.8 bil-

Financial Statements
Notes to the Financial Statements

lion, including approximately CHF 2.0 billion in UBS shares and CHF 0.8 billion in alternative investment vehicles. Upon consolidation, the UBS shares are treated as treasury shares, which increases the weighted average number of treasury shares at 31 December 2004 by 23 million shares, and decreases the basic EPS denominator by 2%.

UBS has reviewed the population of potential third-party VIEs it is involved with. Those identified in which UBS is the primary beneficiary, and are consolidated for US GAAP purposes, have combined assets of approximately CHF 5.5 billion and are included in the table below.
Many entities consolidated under US GAAP due to FIN 46-R are already consolidated under IFRS, based on the determina-

tion of exercise of control under IFRS. The total size of this population is approximately CHF 4.7 billion, mostly comprising investment funds managed by UBS, other investment fund products, and securitization vehicles.

Certain VIEs in which UBS is the primary beneficiary, but for which UBS also holds a majority voting interest, are consolidated, but do not require disclosure in the table below. In most cases such VIEs, or their financial position and performance, are already consolidated under IFRS.
The creditors or beneficial interest holders of VIEs in which UBS is the primary beneficiary do not have any recourse to the general credit of UBS.

VIEs in which UBS is the primary beneficiary
		Consolidated assets that are collateral
(CHF million)		for the VIEs' obligations
Nature, purpose and activities of VIEs	Total assets	Classification	Amount

Securitizations	1,363	Loan receivables, government debt securities, corporate debt securities	1,363

Investment fund products	4,648	Investment funds	4,648

Investment funds managed by UBS	4,303	Debt, equity	4,270

Passive intermediary to a derivative transaction	174	Loan receivables, corporate debt securities	174

Trust vehicles for awards to UBS employees	2,798	UBS shares and alternative investment vehicles	2,798

Private equity investments	300	Private equity investments	152

Other miscellaneous structures	36	–	–

Total 31.12.04	13,622		13,405

Entities which are de-consolidated for US GAAP purposes

In certain cases, an entity consolidated under IFRS is not consolidated under FIN 46-R. UBS consolidates under IFRS several trusts that have issued trust preferred securities amounting to CHF 3.0 billion, which are de-consolidated for US GAAP purposes. Under IFRS the trust preferred securities are treated as minority interests, with dividends paid reported in minority interests; under US GAAP the securities are treated as debt, with interest paid reported in interest expense.

VIEs in which UBS holds a significant variable interest

VIEs in which UBS holds a significant variable interest are mostly used in securitizations, or as investment fund products, including funds managed by UBS.
UBS has reviewed the population of potential third party VIEs it is involved with. Those identified in which UBS holds a significant variable interest have combined assets of approximately CHF 11.7 billion, for which UBS has a maximum exposure to loss of approximately CHF 4.4 billion. Disclosures for these are included in the table below.

VIEs in which UBS holds a significant variable interest
(CHF million)			Maximum exposure
Nature, purpose and activities of VIEs	Total assets	Nature of involvement	to loss

Securitizations	7,075	UBS acts as swap counterparty	2,700

Investment fund products	4,863	UBS holds notes or units	1,744

Investment funds managed by UBS	1,978	UBS acts as investment manager	742

Credit protection vehicles	1,449	SPE used for credit protection – UBS sells credit risk on portfolios to investors	800

Other miscellaneous structures	114	UBS acts as swap counterparty	54

Total 31.12.04	15,479		6,040

Third-party VIEs not otherwise classified

FIN 46-R requires UBS to consider all VIEs for consolidation, including VIEs which UBS has not created, but in which it holds variable interests as a third-party counterparty, either through direct or indirect investment, or through derivative transactions.

UBS has identified that it holds variable interests in 56 third-party VIEs that in some cases could result in UBS being considered the primary beneficiary, but the information necessary to make this determination or perform the accounting required to consolidate the VIE, was held by third parties, and was not available to UBS. Additional disclosures for these VIEs are provided in the table below.

VIEs not originated by UBS – information unavailable from third parties
			Net income	Maximum
(CHF million)			from VIE in	exposure
Nature, purpose and activities of VIEs	Total assets	Nature of involvement	current period	to loss

Securitizations	4,083	UBS acts as swap counterparty	114	3,561

Investment fund products	480	UBS acts as swap counterparty	24	457

Total 31.12.04	4,563		138	4,018

Future developments

As the guidance for FIN 46-R has seen considerable continued development, it is possible UBS may be required to apply a different approach in the future, which would impact the

US GAAP financial position, results, and reporting. However, it is not possible at this time to predict the impact this might have.

Financial Statements
Notes to the Financial Statements

Note 42.2 Industrial Holdings’ Income Statement1

Following an additional percentage acquisition of Motor-Columbus, UBS now holds a majority ownership interest in the company. As a result, UBS has fully consolidated Motor-Columbus in its financial statements, housing it within a separate segment. “Industrial Holdings” consists of Motor-Columbus, a Swiss holding company, whose most significant asset is a 59.3% interest in Atel, a Swiss-based European energy provider. The following table provides information required by Regulation S-X for commercial and industrial companies, including a condensed income statement and certain additional balance sheet information:

CHF million	31.12.04 [2]

Operating income

Net sales	3,632

Operating expenses

Cost of products sold	3,200

Marketing expenses	44

General and administrative expenses	131

Other intangible assets amortization	77

Other operating expenses	8

Total operating expenses	3,460

Operating profit	172

Non-operating profit

Interest income	4

Interest expense	(38)

Other non-operating income, net	50

Non-operating profit	16

Net profit before tax and minority interests	188

Income taxes	47

Net profit before minority interests	141

Equity in income of associates, net of tax	17

Minority interests	(113)

Net profit	45

Accounts receivables trade, gross	1,681

Allowance for doubtful receivables	(18)

Accounts receivables trade, net	1,663

1 Industrial Holdings consists of Motor-Columbus, a Swiss holding company, whose most significant asset is a 59.3% interest in Atel, a Swiss-based European energy provider. 2 Results shown for the six-month period beginning on 1 July 2004.

Note 42.3 Indemnifications

In the normal course of business, UBS provides representations, warranties and indemnifications to counterparties in connection with numerous transactions. These provisions are generally ancillary to the business purposes of the contracts in which they are embedded. Indemnification clauses are generally standard contractual terms related to the Group’s own performance under a contract and are entered into based on an assessment that the risk of loss is remote. Indemnifications may also protect counterparties in the event that additional taxes are owed due either to a change in applicable tax laws or adverse interpretations of tax laws. The purpose of these clauses is to ensure that the terms of a contract are met at inception.
The most significant business where UBS provides representations and warranties are asset securitizations. UBS generally represents that certain securitized assets meet specific requirements, for example documentary attributes. UBS may be required to repurchase the assets and/or indemnify the purchaser of the assets against losses due to any breaches of such representations or warranties. Generally, the maximum amount of future payments the Group would be required to make under such repurchase and/or indemnification provisions would be equal to the current amount of assets held by such securitization-related SPEs as at 31 December 2004, plus, in certain circumstances, accrued and unpaid interest on such assets and certain expenses. The potential loss due to such repurchase and/or indemnity is mitigated by the due diligence UBS performs to ensure that the assets comply with the requirements set forth in the representations and warranties. UBS receives no compensation for representations and warranties, and it is not possible to determine their fair value because they rarely, if ever, result in a payment. Historically, losses incurred on such repurchases and/or indemnifications have been insignificant. Management expects the risk of material loss to be remote. No liabilities related to such representations, warranties, and indemnifications are included in the balance sheet at 31 December 2004 and 2003.

Note 42.4 Supplemental Guarantor Information

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
Under the guarantee, if UBS Americas Inc. fails to make any timely payment under the Debt Securities agreements, the holders of the Debt Securities or the Debt Securities trustee may demand payment from UBS without first proceeding against UBS Americas Inc. UBS’s obligations under the subor-
dinated note guarantee are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of UBS. At 31 December 2004, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated is approximately CHF 1,685 billion.
The information presented in this note is prepared in accordance with IFRS and should be read in conjunction with the Consolidated Financial Statements of UBS of which this information is a part. At the bottom of each column, Net profit and Shareholders’ equity has been reconciled to US GAAP. See Note 41 for a detailed reconciliation of the IFRS financial statements to US GAAP for UBS on a consolidated basis.

Financial Statements
Notes to the Financial Statements

Supplemental Guarantor Consolidating Income Statement

CHF million	UBS AG		UBS		Consolidating
For the year ended 31 December 2004	Parent Bank	[1]	Americas Inc.	Subsidiaries	entries	UBS Group

Operating income

Interest income	29,423		13,364	14,486	(17,875)	39,398

Interest expense	21,732		10,009	13,672	(17,875)	27,538

Net interest income	7,691		3,355	814	0	11,860

Credit loss expense	334		1	(59)	0	276

Net interest income after credit loss expense	8,025		3,356	755	0	12,136

Net fee and commission income	7,830		7,119	4,467	0	19,416

Net trading income	4,204		386	382	0	4,972

Income from subsidiaries	1,364		0	0	(1,364)	0

Other income	449		737	(289)	0	897

Income from industrial holdings	0		0	3,648	0	3,648

Total operating income	21,872		11,598	8,963	(1,364)	41,069

Operating expenses

Personnel expenses	9,699		6,577	2,239	0	18,515

General and administrative expenses	1,994		2,719	1,990	0	6,703

Depreciation of property and equipment	769		155	428	0	1,352

Amortization of goodwill and other intangible assets	46		750	168	0	964

Goods and materials purchased	0		0	2,861	0	2,861

Total operating expenses	12,508		10,201	7,686	0	30,395

Operating profit / (loss) before tax and minority interests	9,364		1,397	1,277	(1,364)	10,674

Tax expense / (benefit)	1,275		153	707	0	2,135

Net profit / (loss) before minority interests	8,089		1,244	570	(1,364)	8,539

Minority interests	0		(35)	(415)	0	(450)

Net profit / (loss)	8,089		1,209	155	(1,364)	8,089

Net profit / (loss) US GAAP [2]	6,426		1,977	415	0	8,818

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS. 2 Refer to Note 41 for a description of the differences between IFRS and US GAAP.

Supplemental Guarantor Consolidating Balance Sheet

CHF million	UBS AG		UBS		Consolidating
For the year ended 31 December 2004	Parent Bank	[1]	Americas Inc.	Subsidiaries	Entries	UBS Group

Assets

Cash and balances with central banks	4,152		7	1,877	0	6,036

Due from banks	94,881		11,194	132,730	(203,541)	35,264

Cash collateral on securities borrowed	87,198		185,741	95,334	(148,031)	220,242

Reverse repurchase agreements	213,080		171,447	229,558	(256,921)	357,164

Trading portfolio assets	205,075		138,015	27,169	0	370,259

Trading portfolio assets pledged as collateral	107,944		39,998	11,173	0	159,115

Positive replacement values	287,786		1,985	138,451	(143,645)	284,577

Financial assets designated at fair value	0		0	653	0	653

Loans	252,342		29,440	36,509	(85,904)	232,387

Financial investments	839		937	3,273	0	5,049

Accrued income and prepaid expenses	3,129		1,846	3,546	(2,645)	5,876

Investments in associates	28,915		14	1,307	(27,809)	2,427

Property and equipment	5,475		511	2,750	0	8,736

Goodwill and other intangible assets	528		9,664	1,957	0	12,149

Other assets	8,536		3,728	24,922	(2,336)	34,850

Total assets	1,299,880		594,527	711,209	(870,832)	1,734,784

Liabilities

Due to banks	157,889		87,736	76,817	(203,541)	118,901

Cash collateral on securities lent	85,053		45,362	79,161	(148,031)	61,545

Repurchase agreements	119,826		332,513	227,169	(256,921)	422,587

Trading portfolio liabilities	98,019		59,867	13,147	0	171,033

Negative replacement values	309,809		2,105	135,443	(143,645)	303,712

Financial liabilities designated at fair value	47,116		0	18,640	0	65,756

Due to customers	366,762		47,265	47,960	(85,904)	376,083

Accrued expenses and deferred income	7,588		6,233	3,509	(2,645)	14,685

Debt issued	56,658		5,214	55,956	0	117,828

Other liabilities	9,378		2,442	32,858	(2,336)	42,342

Total liabilities	1,258,098		588,737	690,660	(843,023)	1,694,472

Minority interests	0		144	5,190	0	5,334

Total shareholders’ equity	41,782		5,646	15,359	(27,809)	34,978

Total liabilities, minority interests and shareholders’ equity	1,299,880		594,527	711,209	(870,832)	1,734,784

Total shareholders’ equity – US GAAP [2]	29,116		7,760	15,792	0	52,668

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS. 2 Refer to Note 41 for a description of the differences between IFRS and US GAAP.

Financial Statements
Notes to the Financial Statements

Supplemental Guarantor Consolidating Cash Flow Statement

CHF million	UBS AG	UBS
For the year ended 31 December 2004	Parent Bank [1]	Americas Inc.	Subsidiaries	UBS Group

Net cash flow from / (used in) operating activities	(6,652)	(1,636)	(19,610)	(27,898)

Cash flow from / (used in) investing activities

Investments in subsidiaries and associates	(2,511)	0	0	(2,511)

Disposal of subsidiaries and associates	800	0	0	800

Purchase of property and equipment	(555)	(164)	(430)	(1,149)

Disposal of property and equipment	64	249	391	704

Net (investment in) / divestment of financial investments	39	145	502	686

Net cash flow from / (used in) investing activities	(2,163)	230	463	(1,470)

Cash flow from / (used in) financing activities

Net money market paper issued / (repaid)	5,758	199	15,422	21,379

Net movements in treasury shares and own equity derivative activity	(4,999)	0	0	(4,999)

Capital issuance	2	0	0	2

Dividends paid	(2,806)	0	0	(2,806)

Issuance of long-term debt, including financial liabilities designated at fair value	35,426	(26)	15,811	51,211

Repayment of long-term debt, including financial liabilities designated at fair value	(11,944)	(1,869)	(10,904)	(24,717)

Increase in minority interests	0	(969)	1,071	102

Dividend payments to / purchase from minority interests	0	(1)	(331)	(332)

Net activity in investments in subsidiaries	(4,799)	866	3,933	0

Net cash flow from / (used in) financing activities	16,638	(1,800)	25,002	39,840

Effects of exchange rate differences	(1,282)	401	(171)	(1,052)

Net increase / (decrease) in cash equivalents	6,541	(2,805)	5,684	9,420

Cash and cash equivalents, beginning of the year	43,309	18,811	11,236	73,356

Cash and cash equivalents, end of the year	49,850	16,006	16,920	82,776

Cash and cash equivalents comprise:

Cash and balances with central banks	4,152	7	1,877	6,036

Money market paper [2]	31,262	13,450	697	45,409

Due from banks maturing in less than three months	14,436	2,549	14,346	31,331

Total	49,850	16,006	16,920	82,776

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS. 2 Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments. CHF 13,242 million was pledged at 31 December 2004.

Guarantee of other securities

In October 2000, UBS AG, acting through a wholly owned subsidiary, issued USD 1.5 billion (CHF 2.6 billion at issuance) 8.622% UBS Trust Preferred securities. In June 2001, UBS issued an additional USD 800 million (CHF 1.3 billion at issuance) of such securities (USD 300 million at 7.25% and USD 500 million at 7.247%). In May 2003, UBS issued USD 300 million of Floating Rate Noncumulative Trust Preferred Securities (CHF 390 million at issuance) at 0.7% above one-month

LIBOR of such securities. UBS AG has fully and unconditionally guaranteed these securities. UBS’s obligations under the trust preferred securities guarantee are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of UBS. At 31 December 2004, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated is approximately CHF 1,685 billion.

UBS AG (Parent Bank)

UBS AG (Parent Bank)

UBS AG (Parent Bank)

UBS AG (Parent Bank)
Parent Bank Review

Parent Bank Review

Income Statement

The Parent Bank UBS AG net profit increased by CHF 1,749 million from CHF 4,197 million to CHF 5,946 million. Income from investments in associates decreased to CHF 461 million from CHF 1,914 million in 2003 mainly due to less distribution received. The increase in Extraordinary income and expenses is explained on page 198.

Balance Sheet

Total assets increased by CHF 141 billion to CHF 1,136 billion at 31 December 2004. This movement is mainly caused by increased positions in Due from banks of CHF 28 billion and Due from customers of CHF 29 billion. A considerable increase resulted in Trading balances in securities and precious metals of CHF 52 billion (thereof debt instruments CHF 25 billion and equities CHF 37 billion) as well as in Positive replacement values of CHF 17 billion. The decrease in financial investments of CHF 4.5 billion is mainly due to the reclassification of own shares to Trading balances in securities and precious metals. The Investments in associated companies expanded by almost CHF 6 billion which is mainly due to new investments or additional financing of subsidiaries abroad, the establishment of new fund companies and the step acquisition of Motor-Columbus.

UBS AG (Parent Bank)
Financial Statements

Financial Statements

Income Statement
	For the year ended		% change from
CHF million	31.12.04	31.12.03	31.12.03

Interest and discount income	18,902	19,417	(3)

Interest and dividend income from trading portfolio	10,457	9,325	12

Interest and dividend income from financial investments	13	11	18

Interest expense	(21,659)	(20,034)	(8)

Net interest income	7,713	8,719	(12)

Credit-related fees and commissions	228	228	0

Fee and commission income from securities and investment business	8,002	6,998	14

Other fee and commission income	735	826	(11)

Fee and commission expense	(1,135)	(1,180)	4

Net fee and commission income	7,830	6,872	14

Net trading income	3,469	521	566

Net income from disposal of financial investments	87	(69)

Income from investments in associated companies	461	1,914	(76)

Income from real estate holdings	46	43	7

Sundry income from ordinary activities	1,418	1,213	17

Sundry ordinary expenses	(26)	(96)	73

Other income from ordinary activities	1,986	3,005	(34)

Operating income	20,998	19,117	10

Personnel expenses	9,699	8,889	9

General and administrative expenses	3,833	3,943	(3)

Operating expenses	13,532	12,832	5

Operating profit	7,466	6,285	19

Depreciation and write-offs on investments in associated companies and fixed assets	1,021	919	11

Allowances, provisions and losses	184	658	(72)

Profit before extraordinary items and taxes	6,261	4,708	33

Extraordinary income	1,016	92

Extraordinary expenses	49	1

Tax expense / (benefit)	1,282	602	113

Profit for the period	5,946	4,197	42

Balance Sheet
			% change from
CHF million	31.12.04	31.12.03	31.12.03

Assets

Liquid assets	4,152	2,895	43

Money market paper	31,262	21,233	47

Due from banks	350,055	321,796	9

Due from customers	159,988	130,814	22

Mortgage loans	132,941	131,900	1

Trading balances in securities and precious metals	288,170	236,096	22

Financial investments	4,503	8,955	(50)

Investments in associated companies	20,547	14,757	39

Fixed assets	4,212	4,367	(4)

Accrued income and prepaid expenses	3,129	3,666	(15)

Positive replacement values	128,300	111,612	15

Other assets	8,550	6,585	30

Total assets	1,135,809	994,676	14

Total subordinated assets	4,970	4,450	12

Total amounts receivable from Group companies	446,850	397,410	12

Liabilities

Money market paper issued	29,637	23,879	24

Due to banks	428,371	377,447	13

Due to customers on savings and deposit accounts	83,976	84,360	0

Other amounts due to customers	316,467	274,408	15

Medium-term bonds	1,686	2,403	(30)

Bond issues and loans from central mortgage institutions	60,125	45,968	31

Accruals and deferred income	7,588	7,060	7

Negative replacement values	158,811	127,885	24

Other liabilities	5,951	6,802	(13)

Value adjustments and provisions	3,929	3,894	1

Share capital	901	946	(5)

General statutory reserve	7,572	7,212	5

Reserve for own shares	9,056	8,024	13

Other reserves	15,793	20,191	(22)

Profit for the period	5,946	4,197	42

Total liabilities	1,135,809	994,676	14

Total subordinated liabilities	12,695	12,471	2

Total amounts payable to Group companies	357,311	257,955	39

UBS AG (Parent Bank)
Financial Statements

Statement of Appropriation of Retained Earnings
CHF million

The Board of Directors proposes to the Annual General Meeting the following appropriation:

Profit for the financial year 2004 as per the Parent Bank’s Income Statement	5,946

Appropriation to general statutory reserve	322

Appropriation to other reserves	2,363

Proposed dividends	3,261

Total appropriation	5,946

Dividend Distribution

The Board of Directors will recommend to the Annual General Meeting on 21 April 2005 that UBS should pay a dividend of CHF 3.00 per share of CHF 0.80 par value. If the dividend is approved, the payment of CHF 3.00 per share, after deduction of 35% Swiss withholding tax, would be made on 26 April 2005 for shareholders who hold UBS shares on 21 April 2005.

UBS AG (Parent Bank)
Notes to the Financial Statements

Notes to the Financial Statements

Accounting Principles

The Parent Bank’s accounting policies are in compliance with Swiss banking law. The accounting policies are principally the same as for the Group Financial Statements outlined in Note 1, Summary of Significant Accounting Policies. Major differences between the Swiss banking law requirements and International Financial Reporting Standards are described in Note 40 to the Group Financial Statements.

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
Under Swiss law, treasury shares are classified in the balance sheet as trading balances or as financial assets, short positions are included in Due to banks. Realized gains and losses on the sale, issuance or acquisition of treasury shares, and unrealized gains or losses from re-measurement of treasury shares in the trading portfolio to market value are included in the income statement. Treasury shares included in Financial investments are carried at the lower of cost or market value.

Foreign currency translation

Transactions and translation of assets and liabilities denominated in foreign currencies into the Parent Bank’s or a branch’s reporting currency are accounted for as described in Note 1i).

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

Extraordinary income and expenses

Certain items of income and expense appear as extraordinary within the Parent Bank Financial Statements, whereas in the Group Financial Statements they are considered to be operating income or expenses and appear within the appropriate income or expense category. These items are separately identified on page 198.

UBS AG (Parent Bank)
Notes to the Financial Statements

Additional Income Statement Information

Net Trading Income
	For the year ended		% change from
CHF million	31.12.04	31.12.03	31.12.03

Equities	2,262	1,708	32

Fixed income [1]	(266)	(1,307)	80

Foreign exchange and other	1,473	120

Total	3,469	521	566

1 Includes commodities trading income.

Extraordinary Income and Expenses

Extraordinary income contains CHF 609 million first-time adoption impact as at 1 January 2004 from changing the valuation method for treasury shares from lower of cost or market to the mark to market method. It further includes CHF 72 million

(2003: CHF 33 million) from the sale of investments in associates and CHF 334 million from release of provisions (2003: CHF 59 million). Extraordinary expenses contain CHF 48 million loss from the liquidation of investments in associates in 2004.

Additional Balance Sheet Information

Value Adjustments and Provisions
		Provisions	Recoveries,
		applied in	doubtful interest,		New
		accordance	currency	Provisions	provisions
	Balance at	with their	translation	released	charged	Balance at
CHF million	31.12.03	specified purpose	differences	to income	to income	31.12.04

Default risks (credit and country risk)	4,218	(814)	(292)	(962)	627	2,777

Trading portfolio risks	2,723		413		201	3,337

Litigation risks	392	(312)	15	(77)	215	233

Operational risks	1,871	(580)	164	(137)	190	1,508

Capital and income taxes	1,118	(819)	24		1,535	1,858

Total allowance for general credit losses and other provisions	10,322	(2,525)	324	(1,176)	2,768	9,713

Allowances deducted from assets	6,428					5,784

Total provisions as per balance sheet	3,894					3,929

Statement of Shareholders’ Equity
		General statutory	General statutory			Total Shareholders’
		reserves:	reserves:	Reserves for		equity (before
CHF million	Share capital	Share premium	Retained earnings	own shares	Other reserves	distribution of profit)

As at 31.12.02 and 1.1.03	1,005	11,550	842	6,623	24,119	44,139

Cancellation of own shares	(61)	(5,468)				(5,529)

Capital increase	2	59				61

Increase in reserves			229		(229)

Prior year dividend					(2,298)	(2,298)

Profit for the period					4,197	4,197

Changes in reserves for own shares				1,401	(1,401)

As at 31.12.03 and 1.1.04	946	6,141	1,071	8,024	24,388	40,570

Cancellation of own shares	(47)				(4,469)	(4,516)

Capital increase	2	72				74

Increase in reserves			288		(288)

Prior year dividend					(2,806)	(2,806)

Profit for the period					5,946	5,946

Changes in reserves for own shares				1,032	(1,032)

As at 31.12.04	901	6,213	1,359	9,056	21,739	39,268

Share Capital
	Par value		Ranking for dividends
	No. of shares	Capital in CHF	No. of shares	Capital in CHF

As at 31.12.04

Issued and paid up	1,126,858,177	901,486,542	1,086,923,083	869,538,466

Conditional share capital	3,533,012	2,826,410

As at 31.12.03

Issued and paid up	1,183,046,764	946,437,411	1,126,339,764	901,071,811

Conditional share capital	6,871,752	5,497,402

UBS AG (Parent Bank)
Notes to the Financial Statements

Off-Balance Sheet and Other Information

Assets Pledged or Assigned as Security for Own Obligations, Assets Subject to Reservation of Title
	31.12.04		31.12.03		Change in %
CHF million	Book value	Effective liability	Book value	Effective liability	Book value	Effective liability

Money market paper	16,022	5,063	6,225		157

Mortgage loans	175	60	428	210	(59)	(71)

Securities	102,726	55,126	96,065	66,395	7	(17)

Total	118,923	60,249	102,718	66,605	16	(10)

Assets are pledged as collateral for securities borrowing and repo transactions, for collateralized credit lines with central banks, loans from mortgage institutions and security deposits relating to stock exchange membership.

Commitments and Contingent Liabilities
			% change from
CHF million	31.12.04	31.12.03	31.12.03

Contingent liabilities	123,429	122,555	1

Irrevocable commitments	50,552	42,708	18

Liabilities for calls on shares and other equities	104	97	7

Confirmed credits	1,820	1,592	14

Derivative Instruments
	31.12.2004					31.12.2003
					Notional amount			Notional amount
CHF million	PRV	[1]	NRV	[2]	CHF bn	PRV	NRV	CHF bn

Interest rate contracts	174,995		183,210		15,398	141,654	149,972	10,321

Credit derivative contracts	7,895		9,353		671	7,085	7,679	315

Foreign exchange contracts	81,377		79,046		3,729	75,229	70,658	3,131

Precious metal contracts	1,919		1,590		61	2,382	2,176	55

Equity / index contracts	20,487		44,107		721	25,362	37,613	346

Commodity contracts	1,739		1,616		41	1,025	895	11

Total derivative instruments	288,412		318,922		20,621	252,737	268,993	14,179

1 PRV: Positive replacement values prior to netting.  2 NRV: Negative replacement values prior to netting.

Fiduciary Transactions
			% change from
CHF million	31.12.04	31.12.03	31.12.03

Deposits:

with other banks	30,581	29,549	3

with Group banks	740	672	10

Loans and other financial transactions	6	6	0

Total	31,327	30,227	4

Due to UBS Pension Plans, Loans to Corporate Bodies / Related Parties
			% change from
CHF million	31.12.04	31.12.03	31.12.03

Due to UBS pension plans and UBS debt instruments held by pension plans	1,329	1,096	21

Securities borrowed from pension plans	3,778	2,930	29

Loans to directors, senior executives and auditors [1]	16	25	(36)

1 Loans to directors, senior executives and auditors are loans to members of the Board of Directors, the Group Executive Board and the Group’s official auditors under Swiss company law. This also includes loans to companies which are controlled by these natural or legal persons. There are no loans to the auditors.

Headcount

Parent Bank headcount was 35,542 on 31 December 2004 and 33,949 on 31 December 2003.

UBS AG (Parent Bank)
Report of the Statutory Auditors

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS AG, Zurich and Basel

Basel, 3 February 2005

Report of the statutory auditors

As statutory auditors, we have audited the accounting records and the financial statements (income statement, balance sheet and notes / pages 193 to 201) of UBS AG for the year ended 31 December 2004.

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

In our opinion, the accounting records and financial statements referred to above and the proposed appropriation of available earnings comply with Swiss law and the company's articles of association.

We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Roger K. Perkin Chartered Accountant (in charge of the audit)	Dr. Andreas Blumer Swiss Certified Accountant (in charge of the audit)

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

Basel, 2 March 2005

Confirmation in respect of conditional capital increase

As auditor of the capital increase of UBS AG, we have audited the issue of new shares based on the resolution of the general meeting as of 7 September 2000 and the satisfaction of the conditions for the adjustment of the provisions regarding the conditional capital increase in the articles of association, both related to employee stock option plans of Paine Webber Group Inc., New York, during the period between 1 January 2004 and 31 December 2004 in accordance with the provisions of Swiss law.

The issue of new shares in accordance with the provisions of the company's articles of association is the responsibility of the board of directors. Our responsibility is to express an opinion on whether the issue of new shares is in accordance with the provisions of Swiss law and the company's articles of association. In addition, the provision of evidence that the option rights have expired is also the responsibility of the board of directors. Our responsibility is to express an opinion on the accuracy of this statement, based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance as to whether the issue of new shares, and whether the conclusion as to the expired option rights, were both free of material error. We have performed the audit procedures appropriate in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the issue of 3'293'413 registered shares of a nominal value of CHF 0.80 per share was in accordance with the provisions of the Swiss law and the company's articles of association. In addition, we are of the opinion that in the reporting period option rights in the employee stock option plans of Paine Webber Group Inc., New York, relating to 45'327 registered shares of a nominal value of CHF 0.80 per share have expired.

Ernst & Young Ltd

Roger K. Perkin
Chartered Accountant
(in charge of the audit)

Dr. Andreas Blumer
Swiss Certified Accountant
(in charge of the audit)

Offices in Aarau, Baden, Basel, Berne, Geneva, Kreuzlingen, Lausanne, Lucerne, Lugano, Neuchâtel, St.Gallen, Zug, Zurich.
Member of the Swiss Chamber of Auditors.

Additional Disclosure Required
under SEC Regulations

Additional Disclosure Required under SEC Regulations

Additional Disclosure Required
under SEC Regulations

A – Introduction

The following pages contain additional disclosure about the UBS Group which is required under SEC regulations.
Unless otherwise stated, UBS’s Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and are denominated in Swiss francs, or CHF, the reporting currency of the Group. Certain financial information has also been presented in accordance with United States Generally Accepted Accounting Principles (US GAAP). Comparative figures for 2001 and 2000 have not been restated.

B – Selected Financial Data

The tables below set forth, for the periods and dates indicated, information concerning the noon buying rate for the Swiss franc, expressed in United States dollars, or USD, per one Swiss franc. The noon buying rate is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.
On 28 February 2005 the noon buying rate was 0.8632 USD per 1 CHF.

			Average rate	[1]
Year ended 31 December	High	Low	(USD per 1 CHF)		At period end

2000	0.6441	0.5479	0.5912		0.6172

2001	0.6331	0.5495	0.5910		0.5857

2002	0.7229	0.5817	0.6453		0.7229

2003	0.8189	0.7048	0.7493		0.8069

2004	0.8843	0.7601	0.8059		0.8712

Month	High	Low

September 2004	0.8026	0.7865

October 2004	0.8371	0.7908

November 2004	0.8781	0.8315

December 2004	0.8843	0.8616

January 2005	0.8712	0.8381

February 2005	0.8632	0.8182

1 The average of the noon buying rates on the last business day of each full month during the relevant period.

Additional Disclosure Required under SEC Regulations

B – Selected Financial Data (continued)

	For the year ended
CHF million, except where indicated	31.12.04	31.12.03	31.12.02	31.12.01	31.12.00

Income statement data

Interest income	39,398	40,159	39,963	52,277	51,745

Interest expense	(27,538)	(27,860)	(29,417)	44,236	43,615

Net interest income	11,860	12,299	10,546	8,041	8,130

Credit loss (expense)/recovery	276	(72)	(115)	(498)	130

Net interest income after credit loss (expense)/recovery	12,136	12,227	10,431	7,543	8,260

Net fee and commission income	19,416	17,345	18,221	20,211	16,703

Net trading income	4,972	3,756	5,451	8,802	9,953

Other income	897	462	4	558	1,486

Income from Industrial Holdings	3,648

Operating income	41,069	33,790	34,107	37,114	36,402

Operating expenses	30,395	25,613	29,570	30,396	26,203

Operating profit before tax	10,674	8,177	4,537	6,718	10,199

Tax expense/(benefit)	2,135	1,593	676	1,401	2,320

Minority interests	(450)	(345)	(331)	(344)	(87)

Net profit	8,089	6,239	3,530	4,973	7,792

Cost/income ratio (%) [1]	72.6	75.6	86.4	80.8	72.2

Per share data (CHF)

Basic earnings per share [2]	7.68	5.59	2.92	3.93	6.44

Diluted earnings per share [2]	7.47	5.48	2.87	3.78	6.35

Operating profit before tax per share	10.14	7.32	3.75	5.31	8.44

Cash dividends declared per share (CHF) [3]	3.00	2.60	2.00	0.00	1.50

Cash dividend equivalent in USD [3]		2.00	1.46	0.00	0.86

Dividend payout ratio (%) [3]	39.1	46.5	68.5		23.3

Rates of return (%)

Return on Shareholders’ equity [4]	24.7	17.8	8.9	11.7	21.5

Return on average equity	22.9	16.8	8.3	11.3	22.0

Return on average assets	0.44	0.40	0.24	0.36	0.70

1 Operating expenses/operating income before credit loss expense for Financial Businesses. 2 For EPS calculation, see Note 8 to the Financial Statements. 3 Dividends are normally declared and paid in the year subsequent to the reporting period. In 2000, as part of the arrangements of the acquisition of PaineWebber, a dividend of CHF 1.50 was paid on 5 October 2000 in respect of the nine months ended 30 September 2000. In 2001 a further amount of CHF 1.60 per share was distributed to shareholders in the form of a par value reduction, in respect of 2000. No dividend was paid out for the year 2001. A par value reduction of CHF 2.00 per share was paid on 10 July 2002. A dividend of CHF 2.00 per share was paid on 23 April 2003 and CHF 2.60 on 20 April 2004. A dividend of CHF 3.00 per share will be paid on 26 April 2005 subject to approval by shareholders at the Annual General Meeting. The USD amount per share will be determined on 22 April 2005. 4 Net profit/average Shareholders’ equity excluding dividends.

B – Selected Financial Data (continued)

	As at
CHF million, except where indicated	31.12.04	31.12.03	31.12.02	31.12.01	31.12.00

Balance sheet data

Total assets	1,734,784	1,550,056	1,346,678	1,253,297	1,087,552

Shareholders’ equity	34,978	35,310	38,952	43,530	44,833

Average equity to average assets (%)	1.93	2.38	2.87	3.49	3.17

Market capitalization	103,638	95,401	79,448	105,475	112,666

Shares

Registered ordinary shares	1,126,858,177	1,183,046,764	1,256,297,678	1,281,717,499	1,333,139,187

Own shares to be delivered	0	0	0	0	28,444,788

Treasury shares	103,524,971	111,360,692	97,181,094	41,254,951	55,265,349

BIS capital ratios

Tier 1 (%)	11.8	11.8	11.3	11.6	11.7

Total BIS (%)	13.6	13.3	13.8	14.8	15.7

Risk-weighted assets	264,125	251,901	238,790	253,735	273,290

Invested assets (CHF billion)	2,250	2,133	1,959	2,448	2,445

Headcount Financial Businesses (full-time equivalents)

Switzerland	25,990	26,662	27,972	29,163	30,215

Europe (excluding Switzerland)	10,764	9,906	10,009	9,650	9,286

Americas	26,232	25,511	27,350	27,463	28,114

Asia Pacific	4,438	3,850	3,730	3,709	3,461

Total	67,424	65,929	69,061	69,985	71,076

Long-term ratings [1]

Fitch, London	AA+	AA+	AAA	AAA	AAA

Moody’s, New York	Aa2	Aa2	Aa2	Aa2	Aa1

Standard & Poor’s, New York	AA+	AA+	AA+	AA+	AA+

1 See the Handbook 2004/2005, page 48 for information about the nature of these ratings.

Balance Sheet Data
	As at
CHF million	31.12.04	31.12.03	31.12.02	31.12.01	31.12.00

Assets

Total assets	1,734,784	1,550,056	1,346,678	1,253,297	1,087,552

Due from banks	35,264	31,740	32,516	27,526	29,147

Cash collateral on securities borrowed	220,242	213,932	139,049	162,938	177,857

Reverse repurchase agreements	357,164	320,499	294,067	269,256	193,801

Trading portfolio assets	370,259	341,013	261,071	397,886	315,588

Trading portfolio assets pledged as collateral	159,115	120,759	110,365

Positive replacement values	284,577	248,206	247,421	73,447	57,875

Loans	232,387	212,679	211,740	226,545	244,842

Liabilities

Due to banks	118,901	127,012	83,178	106,531	82,240

Cash collateral on securities lent	61,545	53,278	36,870	30,317	23,418

Repurchase agreements	422,587	415,863	366,858	368,620	295,513

Trading portfolio liabilities	171,033	143,957	106,453	105,798	82,632

Negative replacement values	303,712	254,768	247,206	71,443	75,923

Financial liabilities designated at fair value	65,756	35,286	14,516

Due to customers	376,083	346,633	306,876	333,781	310,679

Debt issued	117,828	88,843	114,446	156,218	129,635

Shareholders’ equity	34,978	35,310	38,952	43,530	44,833

Additional Disclosure Required under SEC Regulations

B – Selected Financial Data (continued)

US GAAP Income Statement Data
	For the year ended
CHF million	31.12.04	31.12.03	31.12.02	31.12.01	31.12.00

Operating income

Interest income	39,124	39,940	39,679	51,907	51,565

Interest expense	(27,306)	(27,700)	(29,334)	(44,096)	(43,584)

Net interest income	11,818	12,240	10,345	7,811	7,981

Credit loss (expense)/recovery	276	(72)	(115)	(498)	130

Net interest income after credit loss (expense)/recovery	12,094	12,168	10,230	7,313	8,111

Net fee and commission income	19,416	17,345	18,221	20,211	16,703

Net trading income	4,879	4,021	5,940	8,959	8,597

Other income	1,188	380	96	534	1,514

Income from Industrial Holdings	3,648

Total operating income	41,225	33,914	34,487	37,017	34,925

Operating expenses

Personnel expenses	18,729	17,615	18,610	19,713	17,262

General and administrative expenses	6,705	6,086	7,072	7,631	6,813

Depreciation of property and equipment	1,385	1,396	1,613	1,815	1,800

Amortization of goodwill	0	0	0	2,484	2,018

Amortization of other intangible assets	186	112	1,443	298	134

Goods and materials purchased	2,861

Restructuring costs	0	0	0	112	191

Total operating expenses	29,866	25,209	28,738	32,053	28,218

Operating profit/(loss) before tax and minority interests	11,359	8,705	5,749	4,964	6,707

Tax expense/(benefit)	2,112	1,842	511	1,386	2,183

Net profit/(loss) before minority interests	9,247	6,863	5,238	3,578	4,524

Minority interests	(435)	(350)	(331)	(344)	(87)

Change in accounting principle: cumulative effect of adoption of “AICPA Audit and Accounting Guide, Audits of Investment Companies” on certain financial investments, net of tax [1]			639

Cumulative adjustment of accounting for certain equity based compensation plans as cash settled, net of tax	6

Net profit/(loss)	8,818	6,513	5,546	3,234	4,437

1 Please refer to Note 41.1 (e) to the Consolidated Financial Statements, under the heading “Financial investments and private equity”, for further information about this item.

Certain prior year US GAAP amounts in 2003 and 2002 have been adjusted to conform to the current year’s presentation.

B – Selected Financial Data (continued)

US GAAP Balance Sheet Data
	As at
CHF million	31.12.04	31.12.03	31.12.02	31.12.01	31.12.00

Assets

Total assets	1,903,186	1,699,007	1,296,938	1,361,920	1,124,554

Due from banks	35,286	31,758	32,481	27,550	29,182

Cash collateral on securities borrowed	218,414	211,058	139,073	162,566	177,857

Reverse repurchase agreements	357,164	320,499	294,086	269,256	193,801

Trading portfolio assets	449,389	423,733	331,480	455,406	318,788

Trading portfolio assets pledged as collateral	159,115	120,759	110,365

Positive replacement values [1]	284,468	248,924	83,757	73,474	57,775

Loans	228,968	212,729	211,755	226,747	245,214

Goodwill	26,977	26,775	28,127	29,255	31,016

Other intangible assets	1,722	1,174	1,222	4,510	4,710

Other assets	101,068	64,381	21,314	36,972	27,955

Liabilities

Due to banks	119,021	127,385	83,178	106,531	82,240

Cash collateral on securities lent	57,792	51,157	36,870	30,317	23,418

Repurchase agreements	423,513	415,863	366,858	368,620	295,513

Trading portfolio liabilities	190,907	149,380	117,721	119,528	87,832

Obligation to return securities received as collateral	12,950	13,071	16,308	10,931	0

Negative replacement values [1]	360,345	326,136	132,354	116,666	75,423

Due to customers	386,913	347,358	306,872	333,766	310,686

Accrued expenses and deferred income	14,830	13,673	15,330	17,289	21,038

Debt issued	164,744	123,259	129,527	156,462	129,750

Shareholders’ equity	52,668	53,174	55,576	59,282	62,960

1 Positive and negative replacement values represent the fair value of derivative instruments. From 2003 onwards, they are presented on a gross basis under US GAAP.

Ratio of Earnings to Fixed Charges

The following table sets forth UBS AG’s ratio of earnings to fixed charges, for the periods indicated. Ratios of earnings to combined fixed charges and preferred stock dividends requirements are not presented as there were no preferred share dividends in any of the periods indicated.

	For the year ended
	31.12.04	31.12.03	31.12.02	31.12.01	31.12.00

IFRS [1]	1.36	1.27	1.14	1.14	1.23

US GAAP [1]	1.39	1.29	1.18	1.10	1.15

1 The ratio is provided using both IFRS and US GAAP values, since the ratio is materially different under the two accounting standards.

C – Information on the Company

Property, Plant and Equipment
At 31 December 2004, UBS Financial Businesses operated about 1,044 business and banking locations worldwide, of which about 42% were in Switzerland, 11% in the rest of Europe, Middle East and Africa, 45% in the Americas and 2% in Asia Pacific. 39% of the business and banking locations in Switzerland were owned directly by UBS with the remainder, along with most of UBS’s offices outside Switzerland, being held under commercial leases.
At 31 December 2004, the Industrial Holdings segment operated about 212 business locations in Europe, of which 33% were in Switzerland and 67% in the rest of Europe. 81% of all business locations in Switzerland and the rest of Europe were held under commercial leases.
These premises are subject to continuous maintenance and upgrading and are considered suitable and adequate for our current and anticipated operations.

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3

Selected Statistical Information

The tables below set forth selected statistical information regarding the Group’s banking operations extracted from the Financial Statements. Unless otherwise indicated, average balances for the years ended 31 December 2004, 31 Decem-
ber 2003 and 31 December 2002 are calculated from monthly data. The distinction between domestic and foreign is generally based on the booking location. For loans, this method is not significantly different from an analysis based on the domicile of the borrower.

Average Balances and Interest Rates

The following table sets forth average interest-earning assets and average interest-bearing liabilities, along with the average rates, for the years ended 31 December 2004, 2003 and 2002.

	31.12.04			31.12.03			31.12.02
	Average		Average	Average		Average	Average		Average
CHF million, except where indicated	balance	Interest	rate (%)	balance	Interest	rate (%)	balance	Interest	rate (%)

Assets

Due from banks

Domestic	12,463	183	1.5	11,417	200	1.8	12,534	388	3.1

Foreign	23,648	389	1.6	21,118	1,035	4.9	17,668	634	3.6

Cash collateral on securities borrowed and reverse repurchase agreements

Domestic	17,969	457	2.5	6,576	200	3.0	5,471	235	4.3

Foreign	710,065	10,549	1.5	582,066	10,948	1.9	573,526	10,949	1.9

Trading portfolio assets

Domestic	10,122	337	3.3	7,990	222	2.8	7,812	269	3.4

Foreign – taxable	494,692	18,914	3.8	407,867	18,151	4.5	373,810	16,714	4.5

Foreign – non-taxable	2,309	27	1.2	1,668	21	1.3	1,720	31	1.8

Foreign – total	497,001	18,941	3.8	409,535	18,172	4.4	375,530	16,745	4.5

Financial assets designated at fair value

Domestic	196	0		0	0		0	0

Foreign	0	0		0	0		0	0

Loans

Domestic	168,456	5,401	3.2	165,397	6,437	3.9	170,641	6,987	4.1

Foreign	60,382	1,813	3.0	51,457	1,805	3.5	55,199	1,789	3.2

Financial investments

Domestic	1,132	27	2.4	1,988	40	2.0	3,794	60	1.6

Foreign – taxable	4,122	66	1.6	4,798	35	0.7	8,781	105	1.2

Foreign – non-taxable	0	0	0.0	0	0	0.0	0	0	0.0

Foreign – total	4,122	66	1.6	4,798	35	0.7	8,781	105	1.2

Total interest-earning assets	1,505,556	38,163	2.5	1,262,342	39,094	3.1	1,230,956	38,161	3.1

Net interest on swaps		1,235			1,065			1,802

Interest income and average interest-earning assets	1,505,556	39,398	2.6	1,262,342	40,159	3.2	1,230,956	39,963	3.2

Non-interest-earning assets

Positive replacement values	246,952			249,155			188,462

Fixed assets	7,840			11,710			12,625

Other	68,925			40,104			53,293

Total average assets	1,829,273			1,563,311			1,485,336

D – Information Required by Industry Guide 3 (continued)

	31.12.04			31.12.03			31.12.02
	Average		Average	Average		Average	Average		Average
CHF million, except where indicated	balance	Interest	rate (%)	balance	Interest	rate (%)	balance	Interest	rate (%)

Liabilities and Equity

Due to banks

Domestic	31,129	416	1.3	28,719	150	0.5	28,625	452	1.6

Foreign	94,747	1,575	1.7	72,712	1,751	2.4	60,621	1,362	2.2

Cash collateral on securities lent and repurchase agreements

Domestic	33,846	489	1.4	23,287	295	1.3	18,382	355	1.9

Foreign	614,295	9,525	1.6	515,665	9,328	1.8	523,375	9,726	1.9

Trading portfolio liabilities

Domestic	3,717	180	4.8	3,252	156	4.8	3,239	146	4.5

Foreign	161,286	7,813	4.8	127,104	9,769	7.7	109,013	8,080	7.4

Financial liabilities designated at fair value

Domestic	85	1	1.2	0	0		0	0

Foreign	49,234	1,167	2.4	22,445	751	3.3	10,905	341	3.1

Due to customers

Domestic – demand deposits	67,005	167	0.2	55,496	100	0.2	42,484	435	1.0

Domestic – savings deposits	84,112	414	0.5	81,963	527	0.6	71,465	625	0.9

Domestic – time deposits	19,052	280	1.5	21,125	395	1.9	27,646	447	1.6

Domestic – total	170,169	861	0.5	158,584	1,022	0.6	141,595	1,507	1.1

Foreign [1]	192,992	2,677	1.4	161,723	2,149	1.3	172,650	3,062	1.8

Short-term debt

Domestic	246	0		64	0	0.0	69	0	0.0

Foreign	79,902	1,338	1.7	73,193	1,015	1.4	91,616	1,915	2.1

Long-term debt

Domestic	7,639	168	2.2	6,413	188	2.9	10,082	433	4.3

Foreign	30,922	1,328	4.3	30,775	1,286	4.2	35,958	2,038	5.7

Total interest-bearing liabilities	1,470,209	27,538	1.9	1,223,936	27,860	2.3	1,206,130	29,417	2.4

Non-interest-bearing liabilities

Negative replacement values	260,629			254,819			191,183

Other	63,065			47,391			45,337

Total liabilities	1,793,903			1,526,146			1,442,650

Shareholders’ equity	35,370			37,165			42,686

Total average liabilities and shareholders’ equity	1,829,273			1,563,311			1,485,336

Net interest income		11,860			12,299			10,546

Net yield on interest-earning assets			0.8			1.0			0.9

1 Due to customers in foreign offices consists mainly of time deposits.

The percentage of total average interest-earning assets attributable to foreign activities was 86% for 2004 (85% for 2003 and 84% for 2002). The percentage of total average interest-bearing liabilities attributable to foreign activities was 84% for 2004 (82% for 2003 and 83% for 2002). All assets and liabilities are translated into CHF at uniform month-end rates. Interest income and expense are translated at monthly average rates.
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

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Analysis of Changes in Interest Income and Expense

The following tables allocate, by categories of interest-earning assets and interest-bearing liabilities, the changes in interest income and expense due to changes in volume and interest rates for the year ended 31 December 2004 compared to the year ended 31 December 2003, and for the year ended 31 December 2003 compared to the year ended 31 December 2002. Volume and rate variances have been calculated on movements in average balances and changes in interest rates. Changes due to a combination of volume and rates have been allocated proportionally. Refer to page 221 of Industry Guide 3 for a discussion of the treatment of impaired, non-performing and restructured loans.

	2004 compared to 2003			2003 compared to 2002
	Increase / (decrease)			Increase / (decrease)
	due to changes in			due to changes in
	Average	Average	Net	Average	Average	Net
CHF million	volume	rate	change	volume	rate	change

Interest income from interest-earning assets

Due from banks

Domestic	19	(36)	(17)	(35)	(153)	(188)

Foreign	124	(770)	(646)	124	277	401

Cash collateral on securities borrowed and reverse repurchase agreements

Domestic	342	(85)	257	48	(83)	(35)

Foreign	2,432	(2,831)	(399)	162	(163)	(1)

Trading portfolio assets

Domestic	60	55	115	6	(53)	(47)

Foreign – taxable	3,907	(3,144)	763	1,533	(96)	1,437

Foreign – non-taxable	8	(2)	6	(1)	(9)	(10)

Foreign – total	3,915	(3,146)	769	1,532	(105)	1,427

Financial assets designated at fair value

Domestic	0	0	0	0	0	0

Foreign	0	0	0	0	0	0

Loans

Domestic	119	(1,155)	(1,036)	(215)	(335)	(550)

Foreign	312	(304)	8	(120)	136	16

Financial investments

Domestic	(17)	(4)	(13)	(29)	9	(20)

Foreign – taxable	(5)	36	31	(48)	(22)	(70)

Foreign – non-taxable	0	0	0	0	0	0

Foreign – total	(5)	36	31	(48)	(22)	(70)

Interest income

Domestic	523	(1,217)	(694)	(225)	(615)	(840)

Foreign	6,778	(7,015)	(237)	1,650	123	1,773

Total interest income from interest-earning assets	7,301	(8,232)	(931)	1,425	(492)	933

Net interest on swaps			170			(737)

Total interest income			(761)			196

D – Information Required by Industry Guide 3 (continued)

Analysis of Changes in Interest Income and Expense (continued)
	2004 compared to 2003			2003 compared to 2002
	Increase / (decrease)			Increase / (decrease)
	due to changes in			due to changes in
	Average	Average	Net	Average	Average	Net
CHF million	volume	rate	change	volume	rate	change

Interest expense on interest-bearing liabilities

Due to banks

Domestic	12	254	266	2	(304)	(302)

Foreign	529	(705)	(176)	266	123	389

Cash collateral on securities lent and repurchase agreements

Domestic	137	57	194	93	(153)	(60)

Foreign	1,775	(1,578)	197	(146)	(252)	(398)

Trading portfolio liabilities

Domestic	22	2	24	1	9	10

Foreign	2,632	(4,588)	(1,956)	1,339	350	1,689

Financial liabilities designated at fair value

Domestic	0	1	1	0	0	0

Foreign	884	(468)	416	358	52	410

Due to customers

Domestic – demand deposits	23	44	67	130	(465)	(335)

Domestic – savings deposits	13	(126)	(113)	94	(192)	(98)

Domestic – time deposits	(39)	(76)	(115)	(104)	52	(52)

Domestic – total	(3)	(158)	(161)	120	(605)	(485)

Foreign	406	122	528	(197)	(716)	(913)

Short-term debt

Domestic	0	0	0	0	0	0

Foreign	94	229	323	(387)	(513)	(900)

Long-term debt

Domestic	36	(56)	(20)	(158)	(87)	(245)

Foreign	6	36	42	(295)	(457)	(752)

Interest expense

Domestic	204	100	304	58	(1,140)	(1,082)

Foreign	6,326	(6,952)	(626)	938	(1,413)	(475)

Total interest expense	6,530	(6,852)	(322)	996	(2,553)	(1,557)

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Deposits

The following table analyzes average deposits and the average rates on each deposit category listed below for the years ended 31 December 2004, 2003 and 2002. The geographic allocation is based on the location of the office or branch where the deposit is made. Deposits by foreign depositors in domestic offices were CHF 49,699 million, CHF 49,857 million and CHF 43,914 million at 31 December 2004, 31 December 2003 and 31 December 2002, respectively.

	31.12.04		31.12.03		31.12.02

	Average	Average	Average	Average	Average	Average
CHF million, except where indicated	deposit	rate (%)	deposit	rate (%)	deposit	rate (%)

Banks

Domestic offices

Demand deposits	7,770	0.1	3,836	0.0	3,524	0.7

Time deposits	4,693	1.7	7,581	0.6	9,010	1.7

Total domestic offices	12,463	0.7	11,417	0.4	12,534	1.4

Foreign offices

Interest-bearing deposits [1]	23,648	1.7	21,118	2.4	17,668	2.2

Total due to banks	36,111	1.3	32,535	1.7	30,202	1.9

Customer accounts

Domestic offices

Demand deposits	67,005	0.2	55,496	0.2	42,484	1.0

Savings deposits	84,112	0.5	81,963	0.6	71,465	0.9

Time deposits	19,052	1.5	21,125	1.9	27,646	1.6

Total domestic offices	170,169	0.5	158,584	0.6	141,595	1.1

Foreign offices

Interest-bearing deposits [1]	192,992	1.4	161,723	1.3	172,650	1.8

Total due to customers	363,161	1.0	320,307	1.0	314,245	1.5

1 Mainly time deposits.

At 31 December 2004, the maturity of time deposits exceeding CHF 150,000, or an equivalent amount in other currencies, was as follows:

CHF million	Domestic	Foreign

Within 3 months	30,107	128,027

3 to 6 months	1,392	3,470

6 to 12 months	882	662

1 to 5 years	932	2,627

Over 5 years	215	2,843

Total time deposits	33,528	137,629

D – Information Required by Industry Guide 3 (continued)

Short-term Borrowings

The following table presents our period-end, average and maximum month-end outstanding amounts for short-term borrowings, along with the average rates and period-end rates at and for the years ended 31 December 2004, 2003 and 2002.

	Money market paper issued			Due to banks			Repurchase agreements [1]
CHF million, except where indicated	31.12.04	31.12.03	31.12.02	31.12.04	31.12.03	31.12.02	31.12.04	31.12.03	31.12.02

Period-end balance	79,442	58,115	72,800	83,381	89,089	48,732	557,892	500,592	464,020

Average balance	80,148	73,257	91,685	89,765	68,896	59,044	587,988	498,679	509,572

Maximum month-end balance	94,366	92,605	108,463	115,880	96,694	77,312	637,594	593,738	593,786

Average interest rate during the period (%)	1.7	1.4	2.1	1.6	2.8	3.1	1.5	1.8	1.8

Average interest rate at period-end (%)	2.1	1.3	1.5	2.0	1.5	2.0	2.0	1.3	1.7

1 For the purpose of this disclosure, balances are presented on a gross basis.

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Contractual Maturities of the Investments in Debt Instruments
	Within 1 year		1–5 years		5–10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2004[1]

Swiss national government and agencies	1	5.50	2	4.29	6	3.80	1	4.00

Swiss local governments	10	3.97	10	4.14	0	0.00	0	0.00

Foreign governments and official institutions	36	2.13	4	1.25	0	0.00	0	0.00

Corporate debt securities	57	2.74	50	2.92	0	0.00	33	0.00

Mortgage-backed securities	3	2.50	0	0.00	5	3.21	64	4.36

Other debt securities	0	0.00	0	0.00	0	0.00	0	0.00

Total fair value	107		66		11		98

1 Money market papers have contractual maturities of less than one year.

	Within 1 year		1–5 years		5–10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2003[1]

Swiss national government and agencies	3	6.61	4	2.92	6	3.80	1	4.00

Swiss local governments	5	3.90	20	2.01	0	0.00	0	0.00

Foreign governments and official institutions	45	1.89	9	1.49	0	0.00	0	0.00

Corporate debt securities	81	1.09	68	3.53	7	7.38	0	0.00

Mortgage-backed securities	0	0.00	0	0.00	0	0.00	0	0.00

Other debt securities	4	0.00	8	0.00	0	0.00	0	0.00

Total fair value	138		109		13		1

1 Money market papers have contractual maturities of less than one year.

	Within 1 year		1–5 years		5–10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2002[1]

Swiss national government and agencies	0	0.00	7	4.88	8	3.86	1	4.00

Swiss local governments	8	4.02	30	3.94	4	3.59	0	0.00

Foreign governments and official institutions	35	4.63	45	3.13	1	6.12	0	0.00

Corporate debt securities	675	2.23	249	2.64	19	3.41	21	8.02

Mortgage-backed securities	4	2.25	15	3.97	4	4.03	0	0.00

Other debt securities	1	4.77	48	2.65	0	0.00	0	0.00

Total fair value	723		394		36		22

1 Money market papers have contractual maturities of less than one year.

D – Information Required by Industry Guide 3 (continued)

Due from Banks and Loans (gross)

Loans are widely dispersed over industry sectors both within and outside of Switzerland. With the exceptions of private households (foreign and domestic) and banks and financial institutions outside Switzerland and real estate and rentals in Switzerland, there is no material concentration of loans. For further discussion of the loan portfolio, see the Handbook 2004 / 2005. The following table illustrates the diversification of the loan portfolio among industry sectors at 31 December 2004, 2003, 2002, 2001 and 2000. The industry categories presented are consistent with the classification of loans for reporting to the Swiss Federal Banking Commission and Swiss National Bank.

CHF million	31.12.04	31.12.03	31.12.02	31.12.01	31.12.00

Domestic

Banks [1]	1,406	619	1,029	1,533	2,896

Construction	1,943	2,175	2,838	3,499	4,870

Financial institutions	4,332	4,009	4,301	5,673	5,725

Hotels and restaurants	2,269	2,440	2,655	2,950	3,526

Manufacturing [2]	5,485	6,478	7,237	8,686	9,577

Private households	105,160	102,181	95,295	93,746	91,667

Public authorities	5,460	5,251	5,529	5,222	5,658

Real estate and rentals	11,466	12,449	13,573	14,992	16,673

Retail and wholesale	4,908	6,062	7,172	8,674	9,635

Services [3]	9,110	9,493	10,237	12,161	11,767

Other [4,5]	894	1,201	1,722	1,860	2,651

Total domestic	152,433	152,358	151,588	158,996	164,645

Foreign

Banks	34,114	31,405	31,882	26,728	27,168

Chemicals	366	245	519	1,080	1,423

Construction	122	84	153	266	773

Electricity, gas and water supply	745	249	1,105	977	1,584

Financial institutions	35,459	23,493	18,378	14,458	20,348

Manufacturing [6]	2,758	2,421	2,300	4,258	4,596

Mining	1,695	1,114	868	1,313	2,070

Private households	30,237	21,194	33,063	25,619	29,470

Public authorities	1,228	1,224	2,628	6,454	11,754

Real estate and rentals	940	473	616	10,227	5,077

Retail and wholesale	1,102	1,880	1,367	1,732	1,862

Services	8,002	7,983	1,654	4,786	1,585

Transport, storage and communication	762	3,658	676	2,117	993

Other [5,7]	319	214	2,304	2,973	11,168

Total foreign	117,849	95,637	97,513	102,988	119,871

Total gross	270,282	247,995	249,101	261,984	284,516

1  Includes Due from banks from Industrial Holdings of CHF 764 million at 31 December 2004.   2 Includes chemicals, food and beverages.   3  Includes transportation, communication, health and social work, education and other social and personal service activities. 4 Includes mining and electricity, gas and water supply.   5 31 December 2003 and 31 December 2002 amounts include a change in accounting treatment of credit risk losses on OTC derivatives as at 1 January 2004, which are now recorded under Net trading income. As a consequence, the underlying gross exposure is no longer reported as “Due from Banks and Loans (gross)”. Years prior to 2002 have not been restated.   6 Includes food and beverages.   7 Includes hotels and restaurants.

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Due from Banks and Loans (gross) (continued)

The following table analyzes the Group’s mortgage portfolio by geographic origin of the client and type of mortgage at 31 December 2004, 2003, 2002, 2001 and 2000. Mortgages are included in the industry categories mentioned above.

CHF million	31.12.04	31.12.03	31.12.02	31.12.01	31.12.00

Mortgages

Domestic	124,496	122,069	116,359	116,628	116,348

Foreign	12,185	7,073	11,510	9,583	4,206

Total gross mortgages	136,681	129,142	127,869	126,211	120,554

Mortgages

Residential	117,731	109,980	108,779	101,969	96,181

Commercial	18,950	19,162	19,090	24,242	24,373

Total gross mortgages	136,681	129,142	127,869	126,211	120,554

Due from Banks and Loan Maturities (gross)

The following table discloses loans by maturity at 31 December 2004. The determination of maturities is based on contract terms. Information on interest rate sensitivities can be found in Note 29 to the Financial Statements.

CHF million	Within 1 year	1 to 5 years	Over 5 years	Total

Domestic

Banks	812	594	0	1,406

Mortgages	48,428	67,205	8,863	124,496

Other loans	18,818	5,960	1,753	26,531

Total domestic	68,058	73,759	10,616	152,433

Foreign

Banks	32,285	1,442	387	34,114

Mortgages	10,691	1,314	180	12,185

Other loans	59,198	6,581	5,771	71,550

Total foreign	102,174	9,337	6,338	117,849

Total gross [1]	170,232	83,096	16,954	270,282

At 31 December 2004, the total amounts of Due from banks and loans due after one year granted at fixed and floating rates are as follows:

CHF million	1 to 5 years	Over 5 years	Total

Fixed rate loans	78,623	14,828	93,451

Adjustable or floating rate loans	4,473	2,126	6,599

Total	83,096	16,954	100,050

1  Includes Due from banks from Industrial Holdings of CHF 764 million at 31 December 2004.

D – Information Required by Industry Guide 3 (continued)

Impaired, Non-performing and Restructured Loans

A loan (included in Due from banks or loans) is classified as non-performing, 1) when the payment of interest, principal or fees is overdue by more than 90 days and there is no firm evidence that they will be made good by later payments or the liquidation of collateral; 2) when insolvency proceedings have commenced; or 3) when obligations have been restructured on concessionary terms.

The gross interest income that would have been recorded on non-performing loans was CHF 107 million for domestic loans and CHF 17 million for foreign loans for the year ended 31 December 2004, CHF 171 million for domestic loans and CHF 23 million for foreign loans for the year ended 31 December 2003, CHF 148 million for domestic loans and CHF 53 million for foreign loans for the year ended 31 December 2002, CHF 336 million for all non-performing loans for the year ended 31 December 2001 and CHF 182 million for all non-performing loans for the year ended 31 December 2000. The amount of interest income that was included in net income for those loans was CHF 106 million for domestic loans and CHF 8 million for foreign loans for the year ended 31 December 2004, CHF 163 million for domestic loans and CHF 8 million for foreign loans for the year ended 31 December 2003, CHF 152 million for domestic loans and CHF 22 million for foreign loans for the year ended 31 December 2002 and CHF 201 million for all non-performing loans for the year ended 31 December 2001. There was no interest income recorded in net income for non-performing loans in 2000. The table below provides an analysis of the Group’s non-performing loans, for further information see the Handbook 2004 / 2005.

CHF million	31.12.04	31.12.03	31.12.02	31.12.01	31.12.00

Non-performing loans:

Domestic	2,772	4,012	4,609	6,531	7,588

Foreign	924	889	1,391	2,108	2,864

Total non-performing loans	3,696	4,901	6,000	8,639	10,452

Foreign restructured loans [1]					179

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

In addition to the non-performing loans shown above, the Group had CHF 1,165 million, CHF 2,308 million, CHF 3,933 million, CHF 5,990 million and CHF 8,042 million in “other impaired loans” for the years ended 31 December 2004, 2003, 2002, 2001 and 2000, respectively. For the years ended 31 December 2002, 2001 and 2000, these are loans that are current, or less than 90 days in arrears, with respect to payment of principal or interest; and for the years ended 31 December 2004 and 2003, these are loans not considered “non-performing” in accordance with Swiss regulatory guidelines, but where the Group’s credit officers have expressed doubts as to the ability of the borrowers to repay the loans. As at 31 December 2004 and 31 December 2003 specific allowances of CHF 241 million and CHF 694 million respectively had been established against these loans.

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Cross-Border Outstandings

Cross-border outstandings consist of general banking products such as loans (including unutilized commitments) and deposits with third parties, credit equivalents of over the counter (OTC) derivatives and repurchase agreements, and the market value of the inventory of securities. Outstandings are monitored and reported on an ongoing basis by the credit risk management and control organization with a dedicated country risk information system. With the exception of the 32 most developed economies, these exposures are rigorously limited. The following analysis excludes Due from banks from Industrial Holdings.

Claims that are secured by third-party guarantees are recorded against the guarantor’s country of domicile. Outstandings that are secured by collateral are recorded against the country where the asset could be liquidated. This follows the “Guidelines for the Management of Country Risk”, which are applicable to all banks that are supervised by the Swiss Federal Banking Commission.
The following tables list those countries for which cross-border outstandings exceeded 0.75% of total assets at 31 December 2004, 2003 and 2002. At 31 December 2004, there were no outstandings that exceeded 0.75% of total assets in any country currently facing liquidity problems that the Group expects would materially affect the country’s ability to service its obligations.
For more information on cross-border exposure, see the Handbook 2004/2005.

	31.12.04
CHF million	Banks	Private Sector	Public Sector	Total	% of total assets

United States	8,733	114,202	9,150	132,085	7.6

Germany	18,666	5,977	7,351	31,994	1.8

Italy	4,588	2,699	16,803	24,090	1.4

Japan	1,366	10,409	9,472	21,247	1.2

United Kingdom	8,321	11,929	328	20,578	1.2

France	5,559	6,835	2,776	15,170	0.9

	31.12.03
CHF million	Banks	Private Sector	Public Sector	Total	% of total assets

United States	10,125	108,461	8,138	126,724	8.2

Italy	4,747	2,233	18,289	25,269	1.6

Germany	17,499	5,884	1,270	24,654	1.6

United Kingdom	8,340	11,344	550	20,234	1.3

France	4,841	5,604	4,271	14,716	0.9

Japan	1,630	7,845	4,001	13,477	0.9

	31.12.02
CHF million	Banks	Private Sector	Public Sector	Total	% of total assets

United States	11,111	105,375	7,958	124,444	9.2

Germany	17,633	6,038	5,857	29,528	2.2

Italy	4,490	1,955	17,071	23,515	1.7

United Kingdom	10,001	11,963	345	22,310	1.7

France	5,218	7,640	8,138	20,996	1.6

Australia	5,435	4,114	2,285	11,834	0.9

Canada	2,186	3,044	5,851	11,081	0.8

D – Information Required by Industry Guide 3 (continued)

Summary of Movements in Allowances and Provisions for Credit Losses

The following table provides an analysis of movements in allowances and provisions for credit losses. The following analysis includes Due from banks from Industrial Holdings.

UBS writes off loans against allowances only upon final settlement of bankruptcy proceedings, the sale of the underlying assets and / or in case of debt forgiveness. Under Swiss law, a creditor can continue to collect from a debtor who has emerged from bankruptcy, unless the debt has been forgiven through a formal agreement.

CHF million	31.12.04	31.12.03	31.12.02	31.12.01	31.12.00

Balance at beginning of year	3,954	5,232	8,218	10,581	13,398

Domestic

Write-offs

Banks	0	0	0	0	0

Construction	(49)	(73)	(148)	(248)	(261)

Financial institutions	(24)	(37)	(103)	(51)	(178)

Hotels and restaurants	(101)	(57)	(48)	(52)	(193)

Manufacturing [1]	(77)	(121)	(275)	(109)	(264)

Private households	(208)	(262)	(536)	(1,297)	(640)

Public authorities	0	(18)	0	0	0

Real estate and rentals	(109)	(206)	(357)	(317)	(729)

Retail and wholesale	(68)	(67)	(101)	(115)	(160)

Services [2]	(83)	(111)	(155)	(93)	(227)

Other [3]	(9)	(43)	(49)	(46)	(30)

Total domestic write-offs	(728)	(995)	(1,772)	(2,328)	(2,682)

Foreign

Write-offs

Banks	(21)	(17)	(49)	(24)	(15)

Chemicals	(1)	0	0	(2)	0

Construction	(3)	0	0	(10)	(13)

Electricity, gas and water supply	0	0	(36)	(63)	(3)

Financial institutions	(34)	(112)	(228)	(74)	(33)

Manufacturing [4]	(23)	(77)	(70)	(119)	(11)

Mining	(8)	(15)	(1)	(304)	0

Private households	(8)	(11)	(65)	(5)	0

Public authorities	(2)	0	(1)	0	(4)

Real estate and rentals	0	(1)	(2)	(1)	0

Retail and wholesale	0	(76)	(10)	0	(160)

Services	(7)	(25)	(39)	(30)	(8)

Transport, storage and communication	0	(24)	(74)	0	(11)

Other [5]	(22)	(83)	(189)	(48)	(55)

Total foreign write-offs	(129)	(441)	(764)	(680)	(313)

Total write-offs	(857)	(1,436)	(2,536)	(3,008)	(2,995)

1  Includes chemicals, food and beverages.   2 Includes transportation, communication, health and social work, education and other social and personal service activities.   3 Includes mining and electricity, gas and water supply.   4 Includes food and beverages.   5 Includes hotels and restaurants.

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Summary of Movements in Allowances and Provisions for Credit Losses (continued)
CHF million	31.12.04	31.12.03	31.12.02	31.12.01	31.12.00

Recoveries

Domestic	54	49	43	58	124

Foreign	5	38	27	23	39

Total recoveries	59	87	70	81	163

Net write-offs	(798)	(1,349)	(2,466)	(2,927)	(2,832)

Increase/(decrease) in credit loss allowance and provision	(251)	72	115	498	(130)

Collective loan loss provisions	(25)

Other adjustments [1]	3	(1)	(635)	66	145

Balance at end of year	2,883	3,954	5,232	8,218	10,581

1 See the table below for details.

CHF million	31.12.04	31.12.03	31.12.02	31.12.01	31.12.00

Doubtful interest	0	0	0	0	182

Net foreign exchange	2	(57)	(269)	44	23

Subsidiaries sold and other adjustments	1	56	(366)	22	(60)

Total adjustments	3	(1)	(635)	66	145

D – Information Required by Industry Guide 3 (continued)

Allocation of the Allowances and Provisions for Credit Losses

The following table provides an analysis of the allocation of the allowances and provisions for credit loss by industry sector and geographic location at 31 December 2004, 2003, 2002, 2001 and 2000. For a description of procedures with respect to allowances and provisions for credit losses, see the Handbook 2004/2005. The following analysis includes Due from banks from Industrial Holdings.

CHF million	31.12.04	31.12.03	31.12.02	31.12.01	31.12.00

Domestic

Banks	10	10	10	34	0

Construction	112	158	265	467	843

Financial institutions	82	137	89	262	328

Hotels and restaurants	98	214	286	346	454

Manufacturing [1]	224	327	458	722	863

Private households	333	511	750	1,082	1,570

Public authorities	9	9	39	37	0

Real estate and rentals	250	383	577	1,067	1,635

Retail and wholesale	363	201	315	395	629

Services [2]	222	549	470	448	419

Other [3]	188	150	225	165	413

Total domestic	1,891	2,649	3,484	5,025	7,154

Foreign

Banks [4]	230	256	24	39	32

Chemicals	4	5	5	5	0

Construction	1	0	6	0	11

Electricity, gas and water supply	15	0	96	88	107

Financial institutions	140	168	153	420	262

Manufacturing [5]	112	359	314	653	547

Mining	14	19	148	169	586

Private households	48	48	58	103	72

Public authorities	66	69	0	0	0

Real estate and rentals	5	7	6	9	82

Retail and wholesale	95	51	13	0	41

Services	32	32	262	414	126

Transport, storage and communication	1	195	144	45	2

Other [6]	22	(166)	(177)	242	267

Total foreign	785	1,043	1,052	2,187	2,135

Collective loan loss provisions [7]	207	262	696	1,006	1,292

Total allowances and provisions for credit losses [8]	2,883	3,954	5,232	8,218	10,581

1 Includes chemicals, food and beverages.  2  Includes transportation, communication, health and social work, education and other social and personal service activities.   3  Includes mining and electricity, gas and water supply.   4  Counterparty allowances and provisions only. Country provisions with banking counterparties amounting to CHF 17 million are disclosed under collective loan loss provisions for 2004.   5  Includes food and beverages.   6  Includes hotels and restaurants.   7  The 2004, 2003, 2002, 2001 and 2000 amounts include CHF 161 million, CHF 262 million, CHF 696 million, CHF 1,006 million and CHF 1,292 million respectively of country provisions.   8  The 2004, 2003, 2002, 2001 and 2000 amounts include CHF 211 million, CHF 290 million, CHF 366 million, CHF 305 million and CHF 54 million respectively of provisions for unused commitments and contingent liabilities.

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Due from Banks and Loans by Industry Sector (gross)

The following table presents the percentage of loans in each industry sector and geographic location to total loans. This table can be read in conjunction with the preceding table showing the breakdown of the allowances and provisions for credit losses by industry sectors to evaluate the credit risks in each of the categories.

in %	31.12.04	31.12.03	31.12.02	31.12.01	31.12.00

Domestic

Banks [1]	0.5	0.2	0.4	0.6	1.0

Construction	0.7	0.9	1.1	1.3	1.7

Financial institutions	1.6	1.6	1.7	2.2	2.0

Hotels and restaurants	0.8	1.0	1.1	1.1	1.2

Manufacturing [2]	2.0	2.6	2.9	3.3	3.4

Private households	38.9	41.2	38.3	35.8	32.2

Public authorities	2.0	2.1	2.2	2.0	2.0

Real estate and rentals	4.2	5.0	5.4	5.7	5.9

Retail and wholesale	1.8	2.4	2.9	3.3	3.4

Services [3]	3.4	3.8	4.1	4.6	4.1

Other [4]	0.5	0.6	0.8	0.8	1.0

Total domestic	56.4	61.4	60.9	60.7	57.9

Foreign

Banks	12.6	12.7	12.8	10.2	9.5

Chemicals	0.1	0.1	0.2	0.4	0.5

Construction	0.0	0.0	0.1	0.1	0.3

Electricity, gas and water supply	0.3	0.1	0.4	0.4	0.6

Financial institutions	13.1	9.5	7.4	5.5	7.2

Manufacturing [5]	1.0	1.0	0.9	1.6	1.6

Mining	0.6	0.4	0.3	0.5	0.7

Private households	11.2	8.5	13.3	9.8	10.4

Public authorities	0.5	0.5	1.1	2.5	4.1

Real estate and rentals	0.3	0.2	0.2	3.9	1.8

Retail and wholesale	0.4	0.8	0.5	0.7	0.7

Services	3.0	3.2	0.7	1.8	0.6

Transport, storage and communication	0.3	1.5	0.3	0.8	0.3

Other [6]	0.2	0.1	0.9	1.1	3.8

Total foreign	43.6	38.6	39.1	39.3	42.1

Total gross	100.0	100.0	100.0	100.0	100.0

1 Includes Due from banks from Industrial Holdings in the amount of CHF 764 million.   2 Includes chemicals, food and beverages.   3  Includes transportation, communication, health and social work, education and other social and personal service activities.   4  Includes mining and electricity, gas and water supply.   5  Includes food and beverages.   6  Includes hotels and restaurants.

D – Information Required by Industry Guide 3 (continued)

Loss History Statistics

The following is a summary of the Group’s loan loss history (relating to Due from banks and loans).

CHF million, except where indicated	31.12.04		31.12.03	31.12.02	31.12.01	31.12.00

Gross loans	270,282	[1]	247,995	249,101	261,984	284,516

Impaired loans	4,861		7,209	9,933	14,629	18,494

Non-performing loans	3,696		4,901	6,000	8,639	10,452

Allowances and provisions for credit losses [2]	2,883		3,954	5,232	8,218	10,581

Net write-offs	798		1,349	2,466	2,927	2,832

Credit loss (expense)/recovery	276		(72)	(115)	(498)	130

Ratios

Impaired loans as a percentage of gross loans	1.8		2.9	4.0	5.6	6.5

Non-performing loans as a percentage of gross loans	1.4		2.0	2.4	3.3	3.7

Allowances and provisions for credit losses as a percentage of:

Gross loans	1.1		1.6	2.1	3.1	3.7

Impaired loans	59.3		54.8	52.7	56.2	57.2

Non-performing loans	78.0		80.7	87.2	95.1	101.2

Allocated allowances as a percentage of impaired loans [3]	51.5		48.0	45.7	49.9	52.4

Allocated allowances as a percentage of non-performing loans[4]	61.3		56.4	57.6	62.2	60.6

Net write-offs as a percentage of:

Gross loans	0.3		0.5	1.0	1.1	1.0

Average loans outstanding during the period	0.3		0.5	1.0	1.2	1.1

Allowances and provisions for credit losses	27.7		34.1	47.1	35.6	26.8

Allowances and provisions for credit losses as a multiple of net write-offs	3.61		2.93	2.12	2.81	3.74

1  Includes Due from banks from Industrial Holdings of CHF 764 million.   2  Includes collective loan loss provisions.   3  Allowances relating to impaired loans only.   4  Allowances relating to non-performing loans only.

Cautionary statement regarding forward-looking statements | This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives, such as the European wealth management business, and other statements relating to our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or creditworthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our Business Group structure and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2004. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint | Publisher/Copyright: UBS AG, Switzerland | Languages: English, German | SAP-No. 80531E-0501

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

Handbook 2004/2005 – U.S. Version

Introduction

This is the fifth annual edition of our Handbook.

In it, we describe ourselves – our strategy, organization, and businesses. We outline the principles by which we manage risk, and report on last year’s developments in our credit risk, market risk, and treasury management areas.

As in previous years, the Handbook also discusses our corporate governance arrangements and our relationships with regulators and shareholders, while providing detailed information on the UBS share.

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

Mark Branson
Chief Communication Officer
UBS

Introduction

UBS financial highlights

UBS income statement
	For the year ended			% change from

CHF million, except where indicated	31.12.04	31.12.03	31.12.02	31.12.03

Net profit	8,089	6,239	3,530	30

Basic earnings per share (CHF) [1]	7.68	5.59	2.92	37

Diluted earnings per share (CHF) [1]	7.47	5.48	2.87	36

Return on shareholders’ equity (%) [2]	24.7	17.8	8.9

Financial Businesses [3]

Operating income	37,402	33,790	34,107	11

Operating expenses	26,935	25,613	29,570	5

Net profit	8,044	6,239	3,530	29

Cost / income ratio (%) [4]	72.6	75.6	86.4

Net new money, wealth management businesses (CHF billion) [5]	59.4	50.8	36.2

Headcount (full-time equivalents)	67,424	65,929	69,061	2

UBS balance sheet and capital management
	As at			% change from

CHF million, except where indicated	31.12.04	31.12.03	31.12.02	31.12.03

Balance sheet key figures

Total assets	1,734,784	1,550,056	1,346,678	12

Shareholders’ equity	34,978	35,310	38,952	(1)

Market capitalization	103,638	95,401	79,448	9

BIS capital ratios

Tier 1 (%) [6]	11.8	11.8	11.3

Total BIS (%)	13.6	13.3	13.8

Risk-weighted assets	264,125	251,901	238,790	5

Invested assets (CHF billion)	2,250	2,133	1,959	5

Long-term ratings

Fitch, London	AA+	AA+	AAA

Moody’s, New York	Aa2	Aa2	Aa2

Standard & Poor’s, New York	AA+	AA+	AA+

1 For the EPS calculation, see note 8 to the financial statements.   2 Net profit / average shareholders’ equity less dividends.   3 Excludes results from Industrial Holdings.   4 Operating expenses / operating income less credit loss expense or recovery.   5 Includes Wealth Management and Wealth Management USA. Excludes interest and dividend income.   6 Includes hybrid Tier 1 capital. For more details, please refer to the capital management section on page 72.

From third quarter 2004 onwards, Motor-Columbus has been fully consolidated in UBS’s financial statements. The reporting structure is split into two components: Financial Businesses and Industrial Holdings.

Introduction

UBS at a glance

UBS is one of the world’s leading financial firms, serving a discerning global client base. As an organization, it combines financial strength with a global culture that embraces change. As an integrated firm, UBS creates added value for clients by drawing on the combined resources and expertise of all its businesses.

UBS is present in all major financial centers worldwide, with offices in 50 countries. UBS employs 67,424 people, 39% in the Americas, 38% in Switzerland, 16% in Europe and 7% in the Asia Pacific time zone.
UBS is one of the best-capitalized financial institutions in the world, with a BIS Tier 1 ratio of 11.8%, invested assets of CHF 2.25 trillion, shareholders’ equity of CHF 35.0 billion and market capitalization of CHF 103.6 billion on 31 December 2004.

Businesses

Wealth management

With more than 140 years of experience, an extensive global network of around 180 offices and almost CHF 800 billion in invested assets, UBS is the world’s leading wealth management business. Some 3,700 client advisors provide a comprehensive range of services customized for wealthy individuals, ranging from asset management to estate planning and from corporate finance to art banking. In the US, UBS is one of the biggest private client businesses with a client base of nearly 2 million. Its American network of around 7,500 financial advisors manages roughly CHF 640 billion in invested assets and provide sophisticated services to affluent and high net worth clients.

Investment banking and securities

UBS is a global investment banking and securities firm with a strong institutional and corporate client franchise. Consis-

tently placed in the top tiers of major industry rankings, it is a leading player in the global primary and secondary markets for equity, equity-linked and equity derivative products. In fixed income, it is a first-rate global player. In foreign exchange, it places first in many key industry rankings. In investment banking, it provides first-class advice and execution capabilities to its corporate client base worldwide. All its businesses are sharply client-focused, providing innovative products, top-quality research and comprehensive access to the world’s capital markets.

Asset management

UBS, a leading asset manager with invested assets of slightly more than CHF 600 billion, provides a broad base of innovative capabilities stretching from traditional to alternative investment solutions for, among other clients, financial intermediaries and institutional investors across the world.

Swiss corporate and individual clients

Depending on segment, UBS holds roughly a quarter and a third of the Swiss banking market. It offers comprehensive banking and securities services for approximately 3.5 million individual and around 143,000 corporate clients, including institutional investors, public entities and foundations based in Switzerland, as well as 3,000 financial institutions worldwide. With a total loan book of nearly CHF 140 billion, UBS leads the Swiss lending and retail mortgage markets.

Corporate Center

The Corporate Center partners with the businesses, ensuring that the firm operates as a coherent and integrated whole with a common vision and set of values.

Introduction

Sources of information about UBS

This Handbook contains a detailed description of UBS, its strategy, its organization and its businesses, as well as our financial management including credit, market and operational risk, our treasury processes, and details of our corporate governance.

Publications

This Handbook is available in English and German. (SAP no. 80532).

Annual Review 2004

Our Annual Review contains a description of UBS and our Business Groups, as well as a summary review of our performance in 2004. It is available in English, German, French, Italian, Spanish and Japanese. (SAP no. 80530).

Financial Report 2004

The Financial Report 2004 contains our audited financial statements for the year 2004 and related detailed analysis. It is available in English and German. (SAP no. 80531).

Quarterly reports

We provide detailed quarterly financial reporting and analysis, including comment on the progress of our businesses and key strategic initiatives. These quarterly reports are available in English.

The compensation report

Our compensation report provides detailed information on the compensation paid in 2004 to the members of UBS’s Board of Directors (BoD) and the Group Executive Board (GEB). The report is available in English and German (SAP no. 82307). The same information can also be read in the Corporate Governance chapter on page 81.

The making of UBS

A brochure published in early 2005 outlines the series of transformational mergers and acquisitions that created today’s UBS. It also includes brief profiles of the firm’s antecedent companies and their historical roots. It is available in English and German. (SAP no. 82252)

How to order reports

Each of these reports is available on the internet at: www.ubs.com/investors, in the Financials section. Alternatively, printed copies can be ordered, quoting the SAP number and the language preference where applicable, from UBS AG, Information Center, P.O. Box, CH-8098 Zurich, Switzerland.

Information tools for investors

Website

Our Analysts and Investors website at www.ubs.com/investors offers a wide range of information about UBS, including financial information (including SEC filings), corporate information, share price graphs and data, an event calendar, dividend information and recent presentations given by senior management to investors at external conferences. Our information on the internet is available in English and German, with some sections in French and Italian as well.

Messaging service

On the Analysts and Investors website, you can register to receive news alerts about UBS via Short Messaging System (SMS) or e-mail. Messages are sent in either English or German and users are able to state their preferences for the topics of the alerts received.

Results presentations

Senior management presents UBS’s results every quarter. These presentations are broadcast live over the internet, and can be downloaded on demand. The most recent result webcasts can be found in the Financials section of our Investors and Analysts website.

Form 20-F and other submissions to the US Securities and Exchange Commission

We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is Form 20-F; our Annual Report filed pursuant to the US Securities Exchange Act of 1934.

Our Form 20-F filing is structured as a “wrap-around” document. Most sections of the filing are satisfied by referring to parts of this Handbook 2004/2005 or to parts of the Financial Report 2004. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. You are encouraged to refer to this additional disclosure.
You may read and copy any document that we file with the SEC on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 450 Fifth Street NW, Washington, DC,

Introduction

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
The addresses and telephone numbers of our two registered offices are: Bahnhofstrasse 45, CH-8098 Zurich, Switzerland, telephone +41-44-234 11 11; and Aeschenvorstadt 1,
CH-4051 Basel, Switzerland, telephone +41-61-288 20 20. UBS AG shares are listed on the SWX Swiss Exchange (traded through its trading platform virt-x), on the New York Stock Exchange and on the Tokyo Stock Exchange.

Introduction

Contacts

Switchboards

For all general queries.	Zurich	+41-44-234 1111

	London	+44-20-7568 0000

	New York	+1-212-821 3000

	Hong Kong	+852-2971 8888

Investor Relations

Our Investor Relations team supports institutional, professional and retail investors from our office in Zurich.	Zurich

	Hotline	+41-44-234 4100	UBS AG

www.ubs.com/investors	Matthew Miller	+41-44-234 4360	Investor Relations

	Patrick Zuppiger	+41-44-234 3614	P.O. Box

	Caroline Ryton	+41-44-234 2281	CH-8098 Zurich, Switzerland

	Fax	+41-44-234 3415	sh-investorrelations@ubs.com

Media Relations

Our Media Relations team supports global media and journalists from offices in Zurich, London, New York and Hong Kong.	Zurich	+41-44-234 8500	mediarelations@ubs.com

	London	+44-20-7567 4714	ubs-media-relations@ubs.com

www.ubs.com/media	New York	+1-212-882 5857	mediarelations-ny@ubs.com

	Hong Kong	+852-2971 8200	sh-mediarelations-ap@ubs.com

Shareholder Services

UBS Shareholder Services, a unit of the Company Secretary, is responsible for the registration of the Global Registered Shares.	Hotline	+41-44-235 6202	UBS AG

	Fax	+41-44-235 3154	Shareholder Services

P.O. Box

CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

US Transfer Agent

For all Global Registered Share- related queries in the US. www.melloninvestor.com	Calls from the US	+1-866-541 9689	Mellon Investor Services

	Calls outside the US	+1-201-329 8451	Overpeck Centre

	Fax	+1-201-296 4801	85 Challenger Road

Ridgefield Park, NJ 07660, USA

sh-relations@melloninvestor.com

UBS

We have an ambitious vision – to be recognized as the best global financial services firm. We are the world’s largest wealth manager, while in the investment banking and securities business we are in a select bracket of major houses. In Switzerland, we are the clear market leader in corporate and retail banking.

UBS
Strategy and structure

Strategy and structure

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

Our strategy

We are a truly global firm, working with corporate, institutional and private clients around the world. Our strategy focuses on wealth management, investment banking and securities and asset management, all on a global scale, as well as retail and corporate banking in Switzerland. These areas have been our consistent strategic priorities for many years. This long-term perspective and commitment has helped us to become the successful firm we are today, with a broadly diversified business mix.

Growth

Our future is one of growth, and our industry offers plenty of opportunities – all of which are explained in detail in our sidebar on industry trends (see page 10).
We will continue to grow, organically and through add-on acquisitions, without radically changing our strategic positioning or our competitive profile. Our strategy, focused on securing global leadership positions in selected areas with above-average growth potential, is both successful and differentiated. As we already have significant scale in our areas of focus, we are in a position to concentrate on organic development, avoiding the execution risks and disruptions that large transactions entail. “Bolt-on” acquisitions that expand the position of our core businesses and deliver competitive advantages quickly and efficiently will continue to be part of our strategy. As an example, in 2004, we acquired Charles Schwab SoundView Capital Markets, the capital markets division of Charles Schwab Corp. – a deal that has positioned us at the front rank of NASDAQ stock traders, complementing our top-tier position on the New York Stock Exchange (NYSE). In wealth management, we made several small acquisitions, particularly towards the end of 2004, including deals which propelled us into top-five positions in the onshore private banking markets of the UK and Germany. During the year, we announced acquisitions that brought UBS around CHF 40 billion in new invested assets in key wealth management markets. Our European wealth management business, which we started building up four years ago, continues to grow strongly. The CHF 82 billion in invested assets it held at the end of 2004 represents more than 10% of our Wealth Management business. We also continue to expand our wealth management presence in Asia, the fastest-growing market in the world. Our new branch in Beijing marked a milestone in our long-term strategy for China. We also opened a new representative office in Kuala Lumpur, Malaysia, and re-entered the Japanese market with an office in Tokyo.

Our brand, a key differentiating factor in the industry, is another critically important component in our growth strategy – and our recent efforts are starting to pay off. In 2004, for the first time, UBS featured as one of the 100 top brands in the Global Brand Scoreboard, published by BusinessWeek. In the survey, which is widely regarded as the marketing industry’s benchmark, UBS ranked as the world’s 45th most valuable brand, ahead of many household names. We continue to invest in building familiarity with our brand in our key markets. Our global “You & Us” advertising campaign, launched in 2004, shows how UBS delivers global financial resources through personal relationships based on intimate understanding.

Financial success, risk and capital management

Our approach to capital management has been a trademark of UBS. Our focus when managing capital is to employ all the tools at hand, ensuring attractive value creation for shareholders while protecting our strong capitalization and credit ratings. Our earnings generation capacity means that, in normal

UBS

circumstances, we continue to generate capital well in excess of our requirements. As a first priority, this capital is used for investment in the growth of our businesses. In the absence of attractive re-investment opportunities, we return excess capital to our shareholders, through either direct distributions or share buybacks.

Because taking risk is an integral part of our business, our overriding goal is to achieve an appropriate balance between risk and return, limiting the scope for adverse variations in our earnings from exposure to major individual “stress” events.
Credit and market risks have long been regarded as the primary risks of any banking business. In future, operational risk – the consequential risk of being in business – will play an equally important role. Our operational risk framework, into which we are investing considerable management time and effort, aims to contain the levels of these risks and ensure we have sufficient information to make informed decisions about adding or adjusting controls.

Business strategies

In the wealth management business, our services are targeted at high net worth and affluent clients around the world, whether investing internationally or in their home country. Many of our potential clients have become increasingly sophisticated in their financial needs – giving us an opportunity to provide them with premium wealth and asset management services, which have more attractive margins than standardized services in retail or consumer finance. Individualized service and a wide range of choices are central to our client offering, with our in-house range of products enhanced by a quality-screened selection of third-party products.
In Asia Pacific, our reputation for wealth management is unmatched, helping us to capture a substantial share of the current growth in wealth. Another key region for growth is Europe. We have established a strong platform in all our five target markets – France, Germany, Italy, Spain and the UK – which we continue to develop by investing in qualified advisory staff and selective acquisitions. In the US, we continue to benefit from the strong presence of the former PaineWebber, which we acquired in 2000. And, as the lines between banking and brokerage continue to blur, we see ourselves increasingly benefiting from our strong position as a holistic wealth manager.

In the investment banking and securities businesses we aim to be the global leader and the most profitable service provider to corporate clients, institutional investors and intermediaries. Our diversified business portfolio gives us an ability to shift focus according to market opportunities – capitalizing on revenue opportunities where they arise and withdrawing resources at the right moment, when conditions change. We will continue to build our competitive strength, focusing on growth opportunities and on winning market share.

Our equities business is a leading player in the global primary and secondary markets for equity, equity-linked and equity derivative products. In particular, we see our prime brokerage business as an important growth opportunity here.
Over the past three years, we have significantly expanded and diversified our fixed income, rates and currencies business. Here, we aim to enhance our credit derivatives business into one of the market’s leading players.
In investment banking, we continue to invest in our growing US franchise and focus on enhancing our strong positions in the European and Asia Pacific markets. In mergers and acquisitions, we currently have one of the fastest-growing market shares for transactions led by private equity firms. That growth, combined with our already strong relationships with the largest companies in the US, should help us achieve one of the top positions in the North American market.
As one of the world’s leading asset managers, we are competitively positioned in the institutional and wholesale asset management businesses. Our record of strong investment performance and our solid reputation will help us to benefit from the growth expected in institutional and wholesale markets because of the increased need for private savings to supplement public pension systems. We expect client demand to become increasingly polarized. There will be increasing pressure on fees for commoditized products, but there will also be clients willing to pay for added value. As a major global manager with a wide range of traditional and alternative capabilities, we are well placed to benefit from this.
For the Swiss retail and corporate banking business, our strategy concentrates on strengthening our position as the country’s leading bank, taking advantage of business opportunities that arise in order to grow our share in selected market segments. We choose to limit our retail banking activities to the Swiss market.

UBS
Strategy and structure

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
We expect the largest absolute GDP increase over the next 10 years to occur in North America, followed by Asia and Western Europe. Even though North America is set to grow at a slower rate than Asia, the absolute GDP increase will be higher. This demonstrates the importance in our industry of having a significant presence in the US. However, Asia is also a market with huge potential.
The financial services sector has been a growth industry for decades now, expanding faster than GDP.
Financial innovations, closely linked to the evolution of securities markets, will be the engine for further development in the financial sector. In addition, we see several factors determining the development of our industry over the coming five to ten years:
–	financial liberalization and deregulation
–	wealth accumulation
–	retirement provisioning
–	securitization
–	equitization
–	corporate restructuring
Each of these factors has a distinct impact on our businesses, as described below.

Financial liberalization and deregulation

Over the past few decades, the trend towards deregulation and liberalization in financial services has contributed significantly to the industry’s expansion. It has triggered considerable improvements in the quality and variety of new financial services. This reform process is now well advanced in many countries, and in some markets, for example the US, we do not expect any further notable deregulation. Further liberalization is, however, likely in emerging market countries where domestic markets are still highly protected. At the same time, the World Trade Organization’s (WTO) multilateral trade negotiations under the Doha Round could improve market access and cross-border supply in financial services. The success of the Doha Round, however, is still uncertain (the Doha Round is named after the November 2001 WTO declaration at its Fourth Ministerial Conference, which took place in Doha, Qatar). In general, further liberalization of financial markets is expected to benefit investment banking and securities firms which are positioned to take advantage of any further opening of individual domestic capital markets. Asset managers with a global platform could benefit from the facilitation of cross-border mutual fund business, and possibly from a trend towards harmonized pension fund regulation, for example across Europe.

Wealth accumulation

In many economies, a notable shift is taking place away from labor-intensive production to more capital-intensive activity. Based on this development,

UBS

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

Retirement provisioning

In coming decades, most developed countries will be confronted with significant demographic shifts. Thus, pension reform is on the agenda of many governments across the world. The strong reliance in Continental Europe and Japan on unfunded schemes will make reform increasingly inevitable. Even in the US, where aging is at an earlier stage, reform is under way. Although each country will follow its own regulatory agenda, we believe that a gradual shift from public unfunded to private funded pension schemes is likely to take place. Institutional asset management will be the sector most impacted by this trend. In wealth management, we believe that these developments may influence the demand for retirement and estate planning, but they are not expected to accelerate asset growth.

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
We expect these trends to continue, for several reasons. The ability of financial market participants to assess counterparty risk will further improve, facilitating financing by way of the securities market. As the number of listed companies increases, they will have to fulfill the transparency standards required by listing, and thereby meet requirements for also issuing debt securities. And, while Basel II capital requirements might somewhat reduce the incentive to securitize, they may at the same time promote a more widespread use of more sophisticated internal risk rating systems – which is an incentive for banks to manage their assets more actively.

Equitization

In spite of the bursting of the “new economy” bubble, the underlying trend towards an increasing role of equity financing and equity invest-
ments remains intact. Over the past ten years, global equity market capitalization has grown at an annual rate of 9.9% on a US dollar basis (8.4% in Swiss franc terms). Institutional and individual market participants will tend to invest a greater share of their assets into equity products and the corporate sector will increasingly rely on equity financing. Because of the relatively low level of stock market capitalization in the emerging markets, their growth potential is highest. In Western Europe, however, we also see significant growth potential because of continued financial market integration. Equitization is expected to provide growth opportunities not only to investment banking and securities businesses but also to wealth and asset managers, as assets are increasingly shifted into higher-margin asset classes.

Corporate restructuring

Despite the drastic market setbacks experienced in the corporate finance sector over the last few years, we see long-term secular trends pointing towards an ongoing demand for advice on corporate restructuring. Trade liberalization and technological progress will increase global competition for corporations, pressuring them to restructure and consolidate their activities and structures. The same factors are likely to support cross-border consolidation in some industries – in particular within the EU. Additionally, as economies mature and their structure moves gradually from traditional sectors to more sophisticated ones, the restructuring of companies may follow.

UBS
Strategy and structure

Operating as “one firm”

We firmly believe our integrated business model creates more value than our businesses would as stand-alone units. Our clients should effortlessly be able to access all the services our firm can provide, where and when they are required, and regardless of what combinations of teams lie behind the solutions. This “one firm” approach facilitates cross-selling through client referrals and the exchange of products and distribution services between businesses and thus contributes significantly to our revenue flows.

We form internal partnerships, helping us to leverage our intellectual capital and the proximity of content and distribution. This increases our ability to recognize trends across client and business segments, serve clients better – and ultimately create new revenue opportunities. For instance, the expertise of our investment banking and asset management businesses has helped us to successfully capture increased demand from our wealth management clients for structured products and alternative investments, generating additional revenues for all businesses involved. Over the past two years, the assets private clients have invested in alternative investment and structured products have grown from CHF 25 billion to CHF 91 billion, with growth rates of 126% in 2003 and of 62% in 2004. Another example is the joint venture between our wealth management and asset management businesses to target ultra-high net worth clients, whose needs are similar to those of institutional clients. Given the turbulent markets seen in the past three years, they are increasingly interested in preserving their capital while achieving reasonable returns at a competitive price. As a result, our asset management business started to develop products specifically for this client segment, such as an absolute return bond fund. With such targeted products and by linking the clients’ family offices with our investment management professionals, we were able to attract significant additional invested assets.

In our US-based wealth management business, our “one firm” model is supporting a transformation from a traditional US brokerage firm into a holistic wealth management business. For instance, the expertise of our treasury and the strong lending practices developed in our Swiss business banking unit have been leveraged widely, particularly for our Utah-based UBS Bank USA, which opened in 2003. It now offers a variety of lending products, broadening the scope of our financial relationships with our US clients. UBS Bank USA is now one of the top 50 banks in the US, with one of the fastest-growing loan books.
Another advantage of our “one firm” model is that it helps us to capture synergies between different components of our businesses, eliminating redundant infrastructure, services,

Our values for action

Striving for Excellence

Client focus: Our clients’ success is our success. Through our consultative approach in advising clients, we understand their objectives, and unambiguously commit our resources to helping them meet their goals.
Entrepreneurial Leadership: Our leaders lead, and engender enthusiasm and commitment. It is through entrepreneurial leadership that we capture opportunities, and succeed in the marketplace. It is through leadership and accountability across our com-
pany that we establish direction, encourage creative collaboration and provide an inspiring environment for our people.
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

Responsible Relationships

Partnership: Relationships among our staff members as well as with our clients are driven by the power of partnership. The power of partnership engenders involvement, respect, contribution and mutual support. We encourage the free exchange of ideas and demand teamwork. Meritocracy: Our success calls for

UBS

management and control. One example is our centralized treasury process which ensures that cash flows within UBS are pooled and netted before being funded through one access point to the money markets. At the same time, the way we embed the same approach to risk management deeply into all our businesses is one of our most important success factors. Another example underlining our “one firm” approach is our information technology infrastructure (ITI) unit launched successfully in 2004. This unit, housed within the Corporate Center, integrates all IT infrastructure functions across UBS –

data networks, telephone and other communications systems, IT security, distributed computing and servers, mainframes and data centers, market data services, user services and desktop computing.

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
Strategy and structure

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
The Group Executive Board, on the other hand, assumes overall responsibility for the daily management of UBS, for the implementation of strategy and for business results. Together with the Chairman’s Office of the Board of Directors (the Chairman and the Vice Chairmen), it is responsible for developing UBS’s strategies.
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

Organizational structure

UBS is structured into four Business Groups and a Corporate Center, but managed as an integrated firm, making the whole worth more than the sum of the parts. Each Business Group is led by a member of the Group Executive Board, each of whom is individually responsible for the performance of his Business Group.

Changes in senior management communicated
in 2004 and early 2005

The continuous strengthening of our leadership and clear succession planning are among our key priorities. In that context, we were pleased to announce a number of appointments in 2004 and early 2005, as listed below:
–	On 1 October 2004, Georges Gagnebin stepped down from the Group Executive Board of UBS to fully focus on his role as Vice Chairman of the board of the holding company housing our independent private banks and GAM. At this time, Marcel Rohner assumed the title of Chairman of Wealth Management & Business Banking, in addition to his role as CEO.
–	With the election of Stephan Haeringer to the Board of Directors of UBS on 15 April 2004, John Costas became Deputy CEO of UBS, in addition to his role as Investment Bank CEO.
–	Effective 1 March 2005, Walter Stuerzinger, our Chief Risk Officer since 2001, will be appointed to UBS’s Group Executive Board, reporting to Peter Wuffli, Chief Executive Officer. Walter Stuerzinger will assume firm-wide responsibility for market, operational and credit risk control.
–	As of the Annual General Meeting (AGM) on 21 April 2005, Alberto Togni, whose term of office expires in 2005, is stepping down from the Board as he has reached retirement age. The Board of Directors will propose the following new members for election: Marco Suter, currently UBS Chief Credit Officer, as executive director, and Peter R. Voser, Chief Financial Officer of the Royal Dutch/Shell Group of Companies and Managing Director of The “Shell” Transport and Trading Company, plc., London, as non-executive director. After their election, the Board of Directors should comprise eleven members.

UBS

The making of UBS

All the firms that have come to make up today’s UBS look back on a long and illustrious history. Both the two Swiss predecessor banks and PaineWebber came into being in the second half of the 19th century while SG Warburg’s roots go back to 1934. But it is in the 1990s that UBS’s current identity began to take concrete shape.

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

The 1998 merger of Swiss Bank Corporation and Union Bank of Switzerland brought together these two leading Swiss financial institutions, creating the world leader in wealth management and improving the new firm’s chances of becoming a bulge-bracket investment bank, not to mention providing it with greater capital strength.
But there was still a major item left on the firm’s broader strategic agenda. It needed to garner a significant presence in the key US market in order to be fully credible as a truly global player in investment banking and wealth management. That was achieved when PaineWebber became a part of UBS in 2000. Following its successful integration into our business, and a decade of transformational change, we adopted a strategy based primarily on organic growth aided by carefully chosen acquisitions.
Our determination to define the future as “one firm” was visibly demonstrated in 2003 when we introduced UBS as a single brand for all our businesses.

A brochure published in early 2005 outlines the series of transformational mergers and acquisitions that created today’s UBS. It also includes brief profiles of the firm’s antecedent companies and their historical roots. The report can be ordered on the internet at: www.ubs.com/investors.

15

The Business Groups

We manage our Business Groups together to optimize shareholder value – making the whole worth more than the sum of the parts.

17

The Business Groups
Wealth Management & Business Banking

Wealth Management & Business Banking

Wealth Management & Business Banking is the number one provider of financial services for wealthy clients around the world and is the leading bank for individual and corporate clients in Switzerland.

Business Group /Business Unit reporting

			Business Banking		Wealth Management &
CHF million, except where indicated	Wealth Management		Switzerland		Business Banking

For the year ended or as at	31.12.04	31.12.03	31.12.04	31.12.03	31.12.04	31.12.03

Total operating income	7,693	6,793	5,038	5,120	12,731	11,913

Total operating expenses	4,258	4,184	2,993	2,975	7,251	7,159

Business Group / Business Unit performance before tax	3,435	2,609	2,045	2,145	5,480	4,754

Net new money (CHF billion)	42.3	29.7	2.6	2.5	44.9	32.2

Invested assets (CHF billion)	778	701	140	136	918	837

Headcount (full-time equivalents)	10,093	9,176	15,508	16,181	25,601	25,357

Business

Our global branch network delivers comprehensive financial services to wealthy private individuals around the world and to private and corporate clients in Switzerland. Our focus is to provide all our clients with the advice, financial products and tools that meet their individual needs.

Organizational structure

In 2002, we created the new Wealth Management & Business Banking organization. The Business Group is managed in a fully integrated way, whilst the results are reported for the following two segments:
–	Wealth Management, serving wealthy and high-end affluent clients
–	Business Banking Switzerland, serving retail and corporate clients in Switzerland.

Businesses focusing on client needs can only fully exploit their potential if they are provided with a reliable and efficient infrastructure. Thus, within Wealth Management & Business Banking the support areas provide products and services to the two abovementioned business units as well as to other UBS businesses.

One example for this is our Strategic Solution Program (SSP) in Switzerland, which is planned to be completed later this year. Already partially online, it is a wholly new IT platform that replaces a number of older platforms. The modular nature of the SSP platform lays a technical foundation that will help us further increase the overall flexibility of our products while providing our clients with more transparent information and data. It will allow for real-time processing around the clock, helping us lower operational and maintenance costs over the next few years.
The services provided by support areas are allocated – based on a transfer price mechanism – to Business Banking Switzerland, Wealth Management, and other UBS business units.
In 2003, our independent private banks were integrated into a new holding company which is now reported as part of Corporate Center.

The Business Groups

Wealth Management

With more than 140 years of experience, an extensive global network, and CHF 778 billion in invested assets on 31 December 2004, our more than 3,700 client advisors consistently deliver high-quality, individually tailored solutions to our clients worldwide.

Business

The Wealth Management unit provides a comprehensive range of products and services individually tailored for wealthy clients around the world via its global branch network and through financial intermediaries.

Our client advisors combine strong personal relationships with the resources that are available from across UBS, helping them provide a full range of wealth management services – from asset management to estate planning and from corporate finance advice to art banking. Our open product platform gives clients access to a wide array of pre-screened, top-quality products from third-party providers that complement UBS’s own lines.

Organizational structure

We are organized into the two business areas of:
–	Wealth Management – Swiss Clients, covering clients domiciled in Switzerland, and organized into eight geographic regions
–	Wealth Management – International Clients, serving clients domiciled outside Switzerland. This area is organized into the seven regions of: Italy; Western Europe; Benelux (Belgium, Netherlands, Luxembourg), Germany and Central Europe; UK, North and Eastern Europe; Eastern Mediterranean, Middle East and Africa; Asia Pacific; and Americas International.

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

Competitors

The Wealth Management unit’s major competitors comprise all globally active wealth managers, such as the wealth management operations of Credit Suisse, HSBC, and Citigroup. We also compete with private banks that operate within their respective domestic markets, such as Pictet and Julius Baer in Switzerland, Coutts in the UK, Deutsche Bank and Sal. Oppenheim in Germany, and Unicredito in Italy.

Clients

Client focus is the main driver of all our activities. We are committed to proactively and consistently delivering tailored and unbiased financial solutions of the highest quality to our clients. We strive to create long-term personal relationships.

The Business Groups
Wealth Management & Business Banking

A clearly structured advisory process helps client advisors add value at each step and provides our clients with a consistent and comprehensive experience. The consistent delivery of a truly consultative advisory experience combined with a complete product positioning framework is essential to putting our value proposition into action. Our approach can be broken down into four clear, mutually enhancing steps. In the first, our advisors take the time to understand what it is their clients want and need, and look at all the different factors that might affect their goals and willingness to take risk. As a second step, the advisor formulates investment proposals crafted for that client’s specific requirements by selecting from the best products and services available. In the third step, the advisor agrees with the client which of the solutions should be implemented. The fourth step rounds out the whole experience with comprehensive monitoring and reporting of investment performance to the client by the advisor, as well as regular communication between the two in which goals and strategies are constantly evaluated, and adjusted as required. Our extensive training programs ensure that client advisors become fully versed in all aspects of this structured, four-step advisory experience. In a recent survey, almost 90% of our wealth management clients in Switzerland said their main banking relationship with UBS had lasted for more than 10 years.

Growth initiatives

European wealth management

The European wealth management business was launched in early 2001, and is aimed at wealthy clients in the five target countries of France, Germany, Italy, Spain and the UK. We also made further strong progress on a number of other fronts, with growth potential underlined by the continued hiring of new client advisors, who helped bring in net new money of CHF 13.7 billion. This result represents an annual net new money inflow rate of 30% of the underlying asset base. In the same period, invested assets were up 78% at CHF 82 billion on 31 December 2004.

In our European wealth management business, a total of 838 client advisors currently operate out of 42 offices, up from 177 advisors and 15 offices at the beginning of 2001. After having successfully established our physical presence, the focus in the next two years will be on keeping our growth momentum.

Wealth Management in Asia Pacific

Asia Pacific is the fastest-growing wealth management market in the world. According to an internal UBS estimate, the liquid assets held by individuals in the region (excluding Japan) will grow by 7.6% annually between 2004 and 2007. The global growth rate will be 6.0% for the same period.
UBS is already represented in twelve Asian locations and plans to expand its network of branches and offices into further high-potential locations. By cooperating with the other Business Groups in the region, wealth managers can draw on a wide array of products and services already on offer and share infrastructure, delivering significant cost savings.
In 2004, we opened a branch in Beijing, marking a milestone in our long-term strategy for China. The branch will enable us to offer foreign currency deposits, remittances and certain loan services, placing UBS an essential step closer to securing a renminbi (China’s local currency) license that would allow us to conduct business in that currency. We also re-entered the wealth management market in Japan with an office in Tokyo and opened a new representative office in Kuala Lumpur, Malaysia.

Bolt-on purchases

Although our business is focused on organic growth, we also exploit strategic acquisition opportunities, taking advantage of the consolidation underway in wealth management markets around the world. In 2004, we bought Julius Baer’s North American wealth management operations, Dresdner

The Business Groups

Bank Lateinamerika’s wealth management business, and American Express Bank’s private banking activities in Luxembourg. These businesses primarily serve international or offshore clientele. We also made a number of acquisitions in our domestic European wealth management business, including the merger of our German wealth management business with Sauerborn Trust. In the UK, we acquired Laing & Cruickshank Investment Management and Scott Goodman Harris. In early 2005, we also purchased the Italian financial intermediary firm Etra.

Products and services

Our clients can count on the expertise of more than 2,000 professionals worldwide dedicated to developing wealth management solutions. We ensure that our private clients get access to what we judge as high-quality investments. We source internally at UBS when we believe we have the requisite expertise. Otherwise, we screen the market for the best products. By aggregating private investment flows into institutional flows, we are in a position to offer our private clients access

The Business Groups
Wealth Management & Business Banking

to investments that would otherwise only be available to institutional clients.

We offer discretionary and non-discretionary management mandates. Clients that opt for a discretionary mandate delegate the management of their assets – including investment decisions – to a team of professional portfolio managers who work according to an agreed investment strategy. Clients that prefer to be actively involved in the management of their assets can choose a non-discretionary mandate, where our investment professionals provide analysis and monitoring of portfolios, together with tailor-made proposals to support investment decisions. For both types of mandates, we offer relative return programs based on a symmetrical risk concept. For discretionary mandates, we also offer absolute return programs. These focus on preserving capital, while still participating in market upturns. At the end of 2004, around 21% of Wealth Management assets were discretionary.
All our clients can trade in a full range of financial instruments – from single securities such as equities and bonds, to structured products and alternative investments. We also fulfill their basic banking needs with a wide range of products – ranging from cash accounts and savings accounts to credit cards, mortgages, and securities-backed lending.

Our offering includes expert financial advice supporting our clients throughout the different stages of their lives. We give financial planning advice that covers topics such as education funding and gifts to children, inheritance and succession planning, tax planning, insurance, trusts and foundations, and art banking. We also offer corporate finance advice to support clients in the process of acquiring or disposing of assets.
Overall, our products and services offering is a comprehensive selection that covers the wide-ranging banking needs of our clients.

Distribution

Our extensive wealth management branch network comprises 3,744 client advisors, 110 offices in Switzerland and 67 offices worldwide.

The Business Groups

Business Banking Switzerland

Business Banking Switzerland, UBS’s retail and commercial banking unit, is the market leader in Switzerland and provides a complete set of banking and securities services for individual and corporate clients.

Business

We are the leading bank in Switzerland. At the end of 2004, clients had CHF 140 billion in invested assets with us. With a total loan book of CHF 137 billion on 31 December 2004, we lead the Swiss lending and retail mortgage markets.

Our aim is to provide our clients with optimal levels of convenience and service by continuously expanding our comprehensive range of distribution channels. Together with our successful e-banking offering and customer service centers, our 1,249 automated teller machines (ATMs) and 301 branches across Switzerland provide a network that is more extensive than that of any of our domestic competitors.
One of our key objectives is to increase profitability by continuously realizing cost savings, and by improving revenues through rigorous implementation of our risk-adjusted pricing model. We aim to create additional value by providing integrated financial solutions for our clients’ individual requirements.

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

Individual clients

We serve around 3.5 million individual client accounts in Switzerland, offering a wide range of products and services. Supported by a complete set of distribution channels (ATMs,

phone services, e-banking), our branches are a key driving force in serving our clients effectively and efficiently.

Our range of products and services for private clients includes a comprehensive selection of cash accounts, savings products, wealth management services, residential mortgages, pensions and life insurance. We have a leading position in many Swiss markets. In the mortgages segment for individual clients, we have a share of 26%, in the savings market for individuals 24%, and in the credit card business 32%.

Corporate clients

Business Banking Switzerland services around 143,000 corporate clients, including institutional investors, public entities and foundations based in Switzerland.
Of our corporate client base, around 200 are major companies, with operations that span a broad range of markets and geographical regions. These clients require our advanced financing and risk management skills and comprehensive access to the capital markets for funding needs.
Around 7,200 of our clients are large companies that utilize our expertise in handling complex financial transactions. We provide them with a wide range of financial advice, from the selection and design of investment products to assisting in complex mergers and acquisitions or providing structured financing, often working in close co-operation with specialists from other parts of UBS.
The remaining corporate clients (some 136,000) are small and medium-sized enterprises requiring local market expert-

The Business Groups
Wealth Management & Business Banking

ise and access to our full range of products and services. We also provide substantial business process support to our clients, ranging from transactional payments and securities services to facilitating cross-border transactions with trade finance products.

Our global custody services offer institutional investors the opportunity to consolidate multiple agent bank relationships into a single, cost-efficient global custodial relationship. This simplifies their processing and administration arrangements and allows them to take advantage of our value-added services, such as flexible consolidated performance reporting, and powerful portfolio management tools. Over 2004, assets under global custody for institutional clients grew to CHF 157 billion from CHF 133 billion.

Financial institutions

We also offer payments, securities, and custodial services to more than 3,000 financial institutions worldwide and play a leading role, together with the Investment Bank, in the firm’s “Bank for Banks” strategy. This focuses on offering state-of-the-art services to other banks, allowing us to optimize the utilization of our infrastructure. Other banks that lack our scale can outsource their payment, security or custodial services, benefiting from UBS’s wide-ranging expertise.

Distribution

Our private clients’ needs have changed in recent years. Today, they want the flexibility of being able to access their accounts using the full range of modern communication technology when it is convenient for them, without restrictions imposed by regular business hours.

To meet these needs, we pursue an integrated, multi-channel strategy. We use technology to complement, rather than replace, the traditional physical branch network. Standard transactions can be conveniently executed using one of the electronic channels, enabling client advisors to focus on providing advice and developing financial solutions. For basic products and services, technology is used to ensure around-

the-clock availability. Our customer service centers in five locations provide basic information and support 24 hours a day by telephone. Additionally, in 56 of our branches in Switzerland, we have implemented a two-zone concept where standard transactions are executed via ATMs, while client advisors, sitting in an open plan desk area next to the automated tellers, focus on giving clients value-added advice. Our customers make extensive use of our e-banking channels. On 31 December 2004, almost 400,000 clients had active e-banking contracts and payment orders via electronic channels comprised 78% of all payments made.

Loan portfolio

On 31 December 2004, Business Banking Switzerland’s loan portfolio was CHF 137 billion. Of the total, mortgages represented CHF 110 billion, around 80% of them being residential mortgages. Continued discipline in implementing our risk-adjusted pricing model has resulted in a strengthened focus of origination efforts on higher quality exposures with an attractive risk / return relationship. Thanks to the introduction of this model, the risk profile of our portfolio has clearly improved in recent years. For more details of the UBS credit portfolio, please refer to the credit risk section of this Handbook.

Recovery portfolio

Because there will always be a certain percentage of clients unable to meet their financial obligations, we have dedicated teams of recovery specialists to help them pursue a possible economic recovery. This can be achieved through restructuring or, alternatively, by achieving the best possible value through liquidation of available collateral in order to limit financial loss on the loan.
Our recovery portfolio amounted to CHF 4.4 billion on 31 December 2004. Since the end of 1998, the portfolio has been cut by 83% thanks to our successful recovery efforts. Over the same six-year period, non-performing loans decreased from CHF 14.0 billion to CHF 3.2 billion, resulting in a non-performing loans to gross loans ratio of 2.3%.

The Business Groups

The Business Groups
Global Asset Management

Global Asset Management

The Global Asset Management Business Group is one of the world’s leading asset managers, providing traditional and alternative investment solutions to financial intermediaries and institutional investors.

Business Group reporting
	For the year ended or as at
CHF million, except where indicated	31.12.04	31.12.03

Total operating income	2,022	1,737

Total operating expenses	1,478	1,405

Business Group performance before tax	544	332

Net new money – institutional (CHF billion)	23.7	12.7

of which: money market funds – institutional (CHF billion)	(1.2)	(5.0)

Invested assets – institutional (CHF billion)	344	313

of which: money market funds – institutional (CHF billion)	17	14

Net new money – wholesale intermediary (CHF billion)	(4.5)	(5.0)

of which: money market funds – wholesale intermediary (CHF billion)	(20.6)	(23.0)

Invested assets – wholesale intermediary (CHF billion)	257	261

of which: money market funds – wholesale intermediary (CHF billion)	64	87

Headcount (full-time equivalents)	2,665	2,627

Business

The breadth, depth and scope of our varied investment capabilities enable us to offer innovative solutions in nearly every asset class. Our approach combines the global expertise of our investment professionals with sophisticated risk management processes and systems, helping us provide clients with products and services that meet their specific needs.

Invested assets totaled CHF 601 billion on 31 December 2004, making us one of the largest global institutional asset managers, the second largest mutual fund manager in Europe, and the largest mutual fund manager in Switzerland.

The traditional investments business offers equities and fixed income, risk management, asset allocation and currency capabilities. Our central investment approach is based on rigorous fundamental analysis to identify intrinsic value.

The alternative and quantitative investments business has two distinct offerings: a multi-manager or funds of hedge funds business and a single manager business, which operates its own hedge funds. The multi-manager business constructs portfolios of hedge funds (operated by third-party managers) to give clients diversified exposure to a range of hedge fund strategies. The single manager business includes O’Connor, a hedge fund specialist, and DSI, a provider of en-

The Business Groups
Global Asset Management

hanced equity index and quantitatively-based hedge fund products.

The real estate business invests in properties in the US, UK, Continental Europe and Japan and in publicly traded real estate securities worldwide. It actively manages investments in property, including office, industrial, retail, multi-family residential, hotel and farmland real estate.
We also have a global fund administration unit providing services to both internal and external client bases. It encompasses stand-alone businesses for investment funds in Switzerland, Luxembourg and the UK and for hedge funds in the Cayman Islands and Ireland.

Organizational structure

Our main offices are in London, Chicago, New York, Tokyo and Zurich. We have around 2,600 employees located in 20 countries.

We report revenues and key performance indicators according to our two principal asset management client segments of institutional and wholesale intermediary clients.

Competitors

In the institutional arena, we compete against other global asset managers including Capital Group, Wellington Management, Alliance Bernstein, Barclays Global Investors and PIM-CO as well as a range of regional and local firms in particular markets. In the wholesale market, our main global competitors include Fidelity Investments, DWS Investments, Merrill Lynch Investment Managers, INVESCO and Allianz Dresdner Asset Management, among others.

Clients

We aim to provide our clients with the most appropriate investment solutions for their needs through our combination of investment expertise, risk management, and local delivery.

We place great importance on maintaining an ongoing dialogue with our clients. As well as the advisory and reporting aspects of our client relationships, we keep clients informed of the latest investment and business issues through a range of publications, events and training.

The Business Groups

Distribution

Institutional

The institutional business has a diverse worldwide client base that includes:
–	corporate and public pension plans
–	endowments, municipalities, charities and private foundations
–	insurance companies
–	governments and their central banks; and
–	supranationals.

In consultant-driven markets, such as the US and UK, we rely on developing and maintaining strong relationships with the major consultants that advise corporates and institutions. We also dedicate resources to generating new business directly with clients.

Wholesale intermediary

The wholesale intermediary business offers some 400 investment funds, exchange traded funds and other investment vehicles, across all asset classes in diverse country, regional and industry sectors.
Our investment funds are mainly distributed through the Wealth Management & Business Banking and Wealth Management USA Business Groups, financial intermediaries and selected third parties in key markets.

Products and services

Investment management products and services are offered in the form of segregated, pooled and advisory mandates and a range of registered investment funds.

In response to a changed investment environment featuring lowered projected returns for equities and increased market volatility, we have developed a number of investment solutions to meet the needs of wholesale and institutional clients. These include value-added services such as absolute return and dynamic alpha products. We can also combine tra-

ditional and alternative investments and services into one integrated package. For selected clients, we provide training and education services where clients send employees from their organization to spend extended internships with our investment and risk management teams.

With demand for outsourcing and administration services set to increase, we are well positioned to benefit by providing a range of professional services from legal fund set-up to full reporting and distribution support.

Investment performance

Markets experienced greater volatility in 2004 than they did in 2003 because of the rise in oil prices and continued geopolitical instability. Still, equity markets made progress, with strong gains seen in fourth quarter. Over the year, most major global and regional equity strategies outperformed their benchmarks, with particularly strong performances in Europe and the US.

Bond markets in the major industrialized countries displayed a surprising resilience in 2004, posting solid returns, overcoming investor fears following intermittent interest rate hikes by a number of central banks. European bonds were the best performers as investors saw the surge in oil prices acting as a potential drag on economic growth rather than raising inflationary expectations. A positive economic environment in the US and elsewhere supported corporate bonds and drove spreads to very narrow levels. Overall, our active interest rate strategies continued to outperform their benchmarks, particularly in the US.
Asset allocation portfolios outperformed their benchmarks by significant amounts, with market allocation providing much of the added value.
In the alternative and quantitative investments business, performance was generally positive in 2004. All key equity-oriented strategies recorded positive returns, while a difficult macroeconomic environment contributed to slightly negative returns for our core “macro” trading strategy. Despite ongo-

The Business Groups
Global Asset Management

ing political and economic uncertainty, the multi-manager teams were able to generate positive returns from most strategies. Overall, funds of hedge funds performance was positive, buoyed by strong fourth quarter performance.

Real estate portfolios in the US, UK and Japan continued to perform strongly during 2004. Successful new private fund launches by our UK and European teams further diversified our real estate offering. In publicly traded real estate equities, excellent performance was achieved, with assets doubling in Europe due to a combination of inflows and performance.

Strategic opportunities

The long-term outlook for the asset management industry remains positive, as pension reforms and the need for increased private savings encourage higher money inflows across the developed world. Industry profitability has generally improved, due to the recovery in equity markets and widespread industry restructuring.

Regulation will remain a key issue for the industry. The mutual funds investigation in the US led to record fines and other regulatory investigations are expected to impact the asset management industry. These developments will increase fund administration and compliance costs.
In distribution, open architecture remains a dominant trend in wholesale markets, with the US and UK most advanced. This, along with the development of guided architecture, where financial intermediaries choose products from a select panel of providers, offers advantages for managers with mul-

tiple capabilities, such as UBS. In most major markets, institutional business remains consultant-driven. Our consistently strong investment performance has resulted in an increasing number of positive endorsements from consultants.

While we continue to increase our efforts in developed markets such as the US, Germany and Japan, our attention is also turning towards potential opportunities in emerging markets such as China and India. In China, we recently announced our intention to form a joint venture fund management company with the Chinese State Development Corporation.
On a product level, client demands are becoming increasingly polarized. This has meant a move away from traditional active products in favor of indexed products that offer market exposure at lower cost, and absolute return or other alternative products that aim for high alpha returns. Management fees are mirroring this trend. There is increasing pressure on fees for commoditized products, yet clients remain willing to pay for added value. As a major global manager with a wide range of traditional and alternative capabilities, including real estate, we are well placed to benefit from this. We will continue to diversify and enhance our capabilities in order to offer a full range of products capable of satisfying client needs in all market cycles.
The hedge fund market is experiencing increased activity, with growing interest especially from institutional clients. The increased proliferation of hedge funds is putting a strain on the supply of investment talent in our industry. Our priority is to maintain competitive advantage by attracting and retaining high-caliber people.

The Business Groups

The Business Groups
Investment Bank

Investment Bank

UBS is one of the world’s leading firms in the investment banking and securities business, providing a full spectrum of services to institutional and corporate clients, governments and financial intermediaries.

Business Group Reporting

	For the year ended or as at
CHF million, except where indicated	31.12.04	31.12.03

Total operating income	15,977	13,936

Total operating expenses	11,437	10,081

Business Group / Business Unit performance before tax	4,540	3,855

Headcount (full-time equivalents)	16,568	15,277

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
We have a significant corporate client financing and advisory business, whose particular strengths lie in providing advice on cross-border mergers and acquisitions and raising capital for our corporate and governmental client base. Historically, we have been among the leaders in European corporate finance, and in recent years we have also been one of the few investment banks experiencing strong growth in the US and Asia Pacific regions.

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
We also manage cash and collateral trading and interest rate risks on behalf of UBS, while executing the vast majority of securities, derivatives and foreign exchange transactions for the firm’s individual clients.
To our core clients, we offer lending products to support their financing needs although risk/return considerations are paramount drivers in determining balance sheet usage. We also occasionally provide them with bridge financing to help them complete their financing needs.

The Business Groups
Investment Bank

Organizational structure

We are headquartered in London and New York and employ roughly 16,000 people in 31 countries around the world.

Our businesses are run on a global basis and organized into the four distinct areas of:
–	Equities
–	Fixed income, rates and currencies (FIRC)
–	Investment banking
–	Private equity

Although we pursue a strategy of organic growth, we have also taken the opportunity of enhancing our franchise with acquisitions over the last few years. In 2003, we strengthened our equities business by acquiring ABN Amro’s prime brokerage business in the US. In 2004, we bought Charles Schwab SoundView Capital Markets, the capital markets division of Charles Schwab Corp.

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

Products and services

Equities

The Investment Bank is a leading player in the global primary and secondary markets for equity, equity-linked and equity derivative products. We sell, trade, finance and clear cash equity and equity-linked products. We also structure, originate and distribute new equity and equity-linked issues and provide research on companies, industry sectors, geographic markets and macroeconomic trends. We are a member of more than 80 stock exchanges in 31 countries and have a local presence in 40 offices around the world. This multi-local approach allows our client teams to deliver the advantages of our scale and global reach to individual clients regardless of their home market. In 2004, for the second year running, we were named the “World’s Best Equity House” by Euromoney – exemplifying the continued industry recognition of the excellence of our client service.
Our equity research supplies independent assessments of the prospects for approximately 3,020 companies (corresponding to 80% of world market capitalization) across most industry sectors, and all geographical regions, as well as economic, strategy, quantitative and derivative research. More of our analysts made the top rankings in 2004’s Institutional Investor surveys than at any other firm, and we ranked among the top three in all the magazine’s surveys around the world.

By carefully co-ordinating the efforts of our regional and product distribution teams, we have built a global cash equities franchise that is second to none. We offer liquidity, and efficient completion in executing orders in every major world market.
In order to expand our US trading capabilities, in August 2004 we acquired Charles Schwab SoundView Capital Markets, the capital market division of Charles Schwab Corp. This purchase increases our equity sales and trading offering, adding a state-of-the-art technology platform and NASDAQ trading system. As a result, we have become one of the top volume traders in NASDAQ securities in the US – in addition to our number two ranking in NYSE-listed securities.
We are also a recognized market leader in derivatives, winning the “Overall Equity Derivatives” award from Thomson Extel Risk Magazine in 2004. Our risk management products continue to grow very strongly as we keep our focus on providing innovative and customized investment solutions to institutional and corporate clients, as well as clients of UBS’s asset management and wealth management businesses.
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
We continue to make significant investments in our technology platform, and are recognized as a market leader in providing a number of electronic services to our clients such as equity research and trading. Our front-to-back focus on tech-

The Business Groups

nology allows us to adapt and continuously improve our business processes and client services.

Our hedge fund services business provides integrated global services, including stock borrowing and lending, prime brokerage and exchange-traded derivatives to the rapidly expanding universe of hedge fund clients. The business continues to invest in both staff and technology, in order to position itself as an industry leader.

Fixed income, rates and currencies

Our fixed income, rates and currencies (FIRC) business delivers a broad spectrum of products and solutions to corporate and institutional clients in all major markets. With professionals working out of North America, Europe and Asia Pacific, we offer our clients global service. The major business lines include:
–	credit fixed income, incorporating credit trading and credit derivatives
–	foreign exchange and cash & collateral trading
–	rates, incorporating interest rate derivatives, residential mortgages, government bonds and energy trading
–	principal finance and commercial real estate.

Our global origination and distribution platforms, as well as our highly regarded research capabilities, underpin our major business lines. In research, we ranked first in fixed income strategy in Thomson Financial’s Extel survey for the second year running, and first in the Institutional Investor All American research poll 2004 for mortgage-backed securities (MBS) strategy.

Our approach to specific products and markets varies. Where potential for sufficient risk-adjusted returns exists, we seek market share leadership in high-volume, liquid markets, using our capital and economies of scale to generate returns. As an example, according to Euromoney’s FX poll 2004, we have once again taken the leading market share in the foreign exchange trading market (12.4%), where we execute roughly one in three of all online FX trades. While there are no definitive surveys or overall measures of market share in the broadly defined fixed income business, our achievements continue to be recognized. We were named “Interest Rate Derivatives House of the Year” and “Currency Derivatives House of the Year” by Risk magazine, and “Best Overall FX Service” for the third year running in The Banker FX poll. Our sales and trading platform achieved the number two ranking in “Overall Sales and Overall Trading in the US” from Institutional Investor.

Investment banking

In the investment banking business, we provide first-class advice and execution capabilities to a global corporate client base. Our services encompass advising on mergers and acquisitions, strategic reviews and corporate restructuring solutions. In conjunction with other business areas of the Investment Bank, and other Business Groups, we also arrange the execution of debt and equity issues on a global basis. In 2004, we assisted our corporate clients in a range of successful merger and acquisition transactions and capital market issues. Some of the more notable mandates included:
–	joint financial advisor to the Westfield Group, an Australian listed retail property group, on the USD 20 billion merger of its three entities (Westfield Trust, Westfield America Trust, and Westfield Holdings)
–	exclusive financial advisor to Wachovia, the US financial services company, in its USD 14.3 billion stock-for-stock acquisition of South Trust Corporation
–	joint global coordinator and joint bookrunner on the largest IPO in 2004, the EUR 3.6 billion IPO for Belgacom, Belgium’s largest telecom company
–	joint bookrunner on the second largest IPO in 2004 and the largest IPO in Japan in six years, the USD 3.4 billion global initial public offering of Japanese power utility, J-Power
–	joint bookrunner for Pacific Gas & Electric on a USD 6.7 billion bond offering, the largest capital market transaction in the history of the US utility industry
–	joint bookrunner on a three tranche GBP 2.25 billion benchmark issue for Network Rail as part of its GBP 20 billion multicurrency debt issuance program for which UBS is the global coordinator
–	joint lead arranger and bookrunner on a USD 1.9 billion senior credit facility and USD 0.9 billion senior subordinated bridge facility for Rockwood Specialties Group, a global specialty chemicals company.

We participated in some of the industry’s largest and most complex transactions last year, reflecting our strategic goal to expand our global corporate client franchise. To maintain our competitive position, we continue to invest in our growing US franchise and focus on protecting and enhancing our strong positions in the European and Asia Pacific markets. Our results this year, achieved against a background of fluctuating market conditions and corporate activity levels, highlight our strong competitive position.
We believe the market fee pool will continue to recover in 2005, although we do not expect a return to the extraordinarily high levels of activity experienced in 1999 and 2000. We anticipate increased activity in mergers and acquisitions and primary equity issuance, but this is likely to be partly offset by a flat to slightly smaller fee pool in debt capital markets.

Private equity

The private equity business seeks to maximize the value of its investments through active portfolio management and to capitalize on orderly exit opportunities. The portfolio comprises majority and minority stakes in substantially privately owned companies. The investments were made either directly or as a limited partner in third-party funds and in a number of different regions and sectors. In our direct investments, we support management teams in their efforts to grow earnings, rationalize costs and enhance the value of the company before selling to a trade or financial buyer, or through an IPO.
Around 20% of our portfolio is invested in third-party funds.

The Business Groups
Investment Bank

Private equity had a total investment portfolio of CHF 1.9 billion on 31 December 2004, measured by the historical cost of investments less divestments, returns of capital and permanent impairments. The fair value of the portfolio was CHF 2.7 billion. In line with the bank’s aim of reducing exposure to the private equity asset class, undrawn commitments were reduced to CHF 0.8 billion on 31 December 2004 from CHF 1.5 billion a year earlier.

The business will continue to focus on managing existing assets in order to maximize value for UBS shareholders and for investors in UBS funds. Consistent with the de-emphasis of our role as principal investor in this asset class, we continue to capitalize on orderly exit opportunities for investments when they arise and to reduce exposure to private equity funds. As the portfolio shrinks, our performance will continue to be linked to the economic conditions prevailing in the markets of our underlying investments. In first quarter 2005, our private equity investments will be moved to the Industrial Holdings segment. Current management will continue to look after the portfolio.

Private equity investment portfolio
Aging (based on date of initial investment)
	As at
CHF million [1]	31.12.04	31.12.03	31.12.02

pre-1994	23	46	54

1994	3	4	97

1995	12	40	112

1996	7	44	63

1997	60	95	134

1998	63	91	373

1999	163	258	636

2000	703	986	1,119

2001	207	284	438

2002	26	79	58

2003	419	386

2004	165

Total	1,851	2,313	3,084

Geographical region (by headquarters of investee)
	As at
CHF million [1]	31.12.04	31.12.03	31.12.02

North America	1,027	1,157	1,302

Europe	579	794	1,238

Latin America	52	108	189

Asia Pacific	193	254	355

Total	1,851	2,313	3,084

Industry sector (based on industry classification codes)
	As at
CHF million, except where indicated [1]	31.12.04	% of Portfolio	31.12.03	% of Portfolio	31.12.02	% of Portfolio

Consumer related	326	18	383	17	517	17

Transportation	16	1	17	1	85	3

Communications	127	7	170	7	240	8

Computer related	88	5	132	6	342	11

Energy	11	1	0	0	83	3

Other electronics related	131	7	145	6	174	6

Other manufacturing	59	3	59	3	286	9

Chemicals and materials	2	0	2	0	8	0

Industrial products and services	199	11	422	18	746	24

Others	892	47	983	42	603	19

Total	1,851	100	2,313	100	3,084	100

1 Investments are valued at cost less disposals and permanent impairments.

The Business Groups

Strategic opportunities

Our diversified business portfolio demonstrates our ability to shift focus according to market opportunities – taking advantage of and capitalizing on revenue opportunities where they arise and withdrawing resources at the right moment, when conditions change. We will continue to build our competitive strength, focusing on growth opportunities and winning market share.

We currently have plans to expand all our businesses in Asia Pacific. We will continue growing our prime brokerage franchise globally, which we see as a high-margin business where we enjoy a competitive advantage due to the large scale of our activities and the efficiency of our business processes. We also see areas in which to expand our structured products busi-

ness, especially in Asia Pacific and the US, while further enhancing our credit derivatives business into one of the market’s leading players.

In investment banking, we intend to further leverage our global platform while making strategic investments when we see opportunities to do so. Combining the growth we are experiencing in mergers and acquisitions transactions led by private equity firms with the strong relationships we have with the largest companies in the US should help us achieve one of the top positions in the North American market over the next few years.
More generally, we also intend to shift the emphasis of the human resources strategy that we have had since 2000 – from a franchise that seeks talent in the market to a business that forges talent internally.

The Business Groups
Wealth Management USA

Wealth Management USA

As one of the top wealth managers in the US, we provide a complete set of sophisticated wealth management services to our affluent and high net worth clients.

Business Group reporting

	For the year ended or as at

CHF million, except where indicated	31.12.04	31.12.03

Total operating income	5,093	5,182	[1]

Total operating expenses	4,914	5,187

Business Group performance before tax	179	(5)

Net new money (CHF billion)	17.1	21.1

Interest and dividend income (CHF billion)	16.0	15.8

Invested assets (CHF billion)	639	634

Headcount (full-time equivalents)	17,388	17,435

1 Includes gain on disposal of Correspondent Services Corporation of CHF 161 million.

Business

With CHF 639 billion in invested assets and nearly 2 million private client relationships, our focus is on wealth management services to the core affluent (clients with more than USD

500,000 in investable assets) and to high net worth individuals (clients with more than USD 5 million in investable assets). We have more than 7,500 financial advisors in 366 branch office locations that build and maintain consultative relationships with their clients.

The Business Groups

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

In 2003, we sold our wholly owned subsidiary Correspondent Services Corporation (CSC) to Fidelity Investments. CSC provided investment products and services (including clearance, execution, settlement, administrative and management information services) to the clients of 148 US broker dealer firms.
That same year, we launched UBS Bank USA. The bank, headquartered in Salt Lake City, Utah, offers collateralized lending products and bank deposits insured by the Federal Deposit Insurance Corporation (FDIC).

Legal structure

In the US, we operate through direct and indirect subsidiaries of UBS and securities activities are conducted through three registered broker-dealers.

Competitors

Our major competitors include Citigroup’s Smith Barney business, as well as the private client group businesses of Morgan Stanley, Merrill Lynch and Wachovia.

Clients and strategy

We aim to meet the investment needs of core affluent and high net worth clients in the US by providing them with a holistic wealth management service embracing both their assets and liabilities. Our asset-gathering strategy emphasizes the importance of generating recurring fees from advice and products, as fee-based relationships provide us with a source of regular, low volatility revenues.

The Business Groups
Wealth Management USA

As a visible example of the success of our strategy, a leading industry survey based on a select sample of peers indicated our share of the US private clients market grew to 15.6% in 2004, up from 13.2% in 2000.
The heart of the relationship between our clients and their financial advisors is our consultative process, during which each advisor profiles and creates an investment plan for his or her client based on individual needs and goals. It takes the client’s risk tolerance into account, and follows an appropriate asset allocation strategy. The plan is designed to help the client accumulate, preserve or transfer wealth. Once the plan is put in place, advisors hold regular portfolio reviews that help ensure the client’s long-term goals are met.
We continually commit considerable resources to further develop and expand the expertise of our financial advisors. All new advisors undergo a training program that is designed to provide them with the necessary financial planning, analysis, client relationship management, and legal and compliance knowledge. Moreover, this process does not end when an advisor starts working at a branch - it is continuous. We believe experience shows that our training programs are a key factor in helping to develop long-term, mutually beneficial relationships with clients.
Our dedication to and emphasis on training is one of the reasons why our financial advisors are among the most productive in the industry. A leading industry survey put our revenue per financial advisor at 15% above the industry average in 2004.

Products and services

We offer clients wealth management services that meet individual investment needs with an open architecture prod-

uct platform giving them investment products from both UBS and third-party providers. Financial advisors and clients have a comprehensive source of investment solutions at their disposal. Our array of wealth management services includes financial planning and wealth management consulting. It also comprises transaction-based services such as securities brokerage, as well as discretionary and non-discretionary portfolio management. We also provide money market accounts and fiduciary products, FDIC-insured deposits and lending products, including collateralized loans and mortgages.
Added to that, our Private Wealth Management Group (PWMG) focuses on managing and serving our ultra-high net worth clients with a complete range of planning solutions. It provides customized solutions in trust and estate planning, philanthropic services, concentrated stock management and tax planning services. PWMG’s financial advisors work from nearly 60 of our offices throughout the country, and are supported by a group of highly skilled technical professionals in New York, San Francisco and Miami.
Our Corporate Employee Financial Services group provides stock option services to many of the largest US corporations and their executives.

Investment products

We offer core affluent and high net worth clients a wide range of products ranging from equities and fixed income to fee-based money management programs and alternative investments.
Our equity products comprise basic common stock and option offerings, as well as more sophisticated structured securities, among them principal protected notes, enhanced appreciation securities and hedge fund investments. Working

The Business Groups

with UBS’s investment banking business, we have also developed customized equity products for select high net worth clients whose unique investment needs require innovative and individualized solutions.
Our clients have a wide selection of fixed income securities to choose from, including government, mortgage-backed, corporate and municipal bonds, as well as preferred stock. As one of the leading US underwriters of municipal bonds, an asset class that is particularly attractive to many core affluent and high net worth investors, we give clients access to new issue offerings as well as the secondary market. Our municipal securities unit is a complete origination, structuring and distribution team. It assists municipalities and agencies in addressing their funding needs by accessing the debt markets, and distributing securities through our network. In 2004, we were ranked first in senior negotiated volume, gaining from the second rank we achieved in the past few years.
We offer a broad range of fee-based money management programs that utilize the expertise of professional money managers, both within UBS and through third parties. Indicative of the scope of investment products available to our clients, we have selling arrangements with over 100 mutual fund companies, many of which are leaders in the industry.
Because of high investor interest in hedge funds and funds of funds, we have also built up a capability to create, structure and manage a broad array of alternative investments for qualified high net worth individuals and institutions.

Lending products

In 2002, we broadened the scope of our financial relationship with clients by entering the lending business in the US and introducing a number of securities-based borrowing solutions for a variety of investor and business needs. As part of our ini-
tiative, we progressively rolled out the Premier Fixed and Premier Variable Credit Lines, which are revolving lines of credit that offer competitive interest rates secured by the client’s investment portfolio.
The launch of UBS Bank USA in 2003 significantly increased our lending capabilities by providing FDIC-insured deposits and enhanced collateralized lending services. By the end of 2004, the bank had over USD 17.6 billion in assets, of which USD 7.2 billion were client borrowings under Fixed and Variable Credit Lines. Deposits of USD 14.9 billion provide most of the funding for the bank’s assets.
In addition, our financial advisors can offer a full array of mortgage products that help meet our clients’ home financing needs.

Industry trends

Today, our extensive distribution network makes us one of the premier US wealth managers. In 2005, we plan to remain focused on increasing our market share by capitalizing on our enhanced lending and wealth management capabilities as well as the strengths of UBS’s global resources. A key to achieving further growth will be a continued commitment to recruiting and retaining top financial advisors and providing them with the resources they need to sustain increased productivity.

We believe that the long-term outlook for our business is strong. Several trends present significant opportunities for growth. The aging of the “baby boom” generation suggests an increased need for retirement and estate planning. The line between banking and brokerage continues to blur, giving us opportunities to further expand our business. We believe that our strategy positions us well to exploit these market trends.

The Business Groups
Corporate Center

Corporate Center

Corporate Center partners with the Business Groups to ensure that the firm operates as an effective and integrated whole with a common vision and set of values.

Business Group /Business Unit reporting

CHF million, except where indicated	Private Banks & GAM		Corporate Functions		Corporate Center
For the year ended or as at	31.12.04	31.12.03	31.12.04	31.12.03	31.12.04	31.12.03

Total operating income	1,139	878	440	144	1,579	1,022

Total operating expenses	696	670	1,159	1,111	1,855	1,781

Business Group / Business Unit performance before tax	443	208	(719)	(967)	(276)	(759)

Invested assets (CHF billion)	92	84			92	84

Net new money (CHF billion)	7.7	7.2			7.7	7.2

Headcount (full-time equivalents)	1,649	1,672	3,553	3,561	5,202	5,233

Aims and objectives

Our commitment to a strongly integrated business model means that our complementary businesses must be managed together to optimize shareholder value, making the whole worth more than the sum of its parts.

The Corporate Center supports the Business Groups in pursuing their objectives to position UBS competitively, enabling them to operate effectively within the framework of this integrated philosophy.
It fosters the long-term financial stability of UBS by maintaining an appropriate balance between risk and reward, and we manage UBS’s corporate governance processes including compliance with related regulations. The functional heads within the Corporate Center exercise authority across UBS’s businesses for their area of expertise.
They are responsible for UBS’s financial, tax, and capital management and its risk control, legal and compliance activities. The Corporate Center is also responsible for communicating to all

UBS stakeholders, for branding, and for positioning the firm as the employer of choice. It coordinates activities critical to the firm’s reputation and assumes responsibility for certain shared services, such as information technology infrastructure (ITI).

Corporate Center also holds the Private Banks & GAM unit, which comprises our independent Private Banks – Ehinger & Armand von Ernst, Banco di Lugano and Ferrier Lullin – as well as GAM, a specialist asset manager.

Organizational structure

Corporate Center is reported in two separate business units: Corporate Functions and Private Banks & GAM. The CFO is head of the Corporate Center, leading its business planning, budgeting and human resources core processes. Effective 1 March 2005, a new Group Executive Board (GEB) position was established for the Chief Risk Officer. His mandate will be to develop and implement the group’s risk control processes across credit, market, and operational risk.

The Business Groups

Corporate Functions

Chief Financial Officer (CFO)

The CFO is responsible for transparency in the financial performance of the Group and its individual businesses, for its financial reporting, planning, budgeting and controlling processes as well as providing advice on financial aspects of strategic plans and mergers and acquisitions transactions. He is also responsible for UBS’s tax and capital management. Together with the CEO, the CFO defines the standards for accounting, reporting and disclosure and manages relations with investors and regulators. He also co-ordinates working relationships with internal and external auditors.

Chief Risk Officer (CRO)

The CRO is responsible for developing UBS’s risk management and control principles and for formulating its risk policies and control processes for market risk and operational risk, ensuring that UBS’s approach is consistent with best market practice. He develops risk quantification methods and associated limits where appropriate, and he ensures complete and consistent recording and aggregation of risk exposures and continuous monitoring and pro-active control of risks.

Chief Credit Officer (CCO)

The CCO is responsible for formulating and implementing UBS’s credit risk policy. He ensures that counterparty and country risks conform to approved risk profiles. The CCO controls exposures to individual counterparties and counterparty groups and monitors, sets and controls concentration risk limits, ensuring adequate risk diversification. He provides the tools required for consistent quantification of credit risk across UBS and monitors credit and country exposures, exercising direct approval authority for counterparty credit and country limits.

Group Controller

The Group Controller has UBS-wide responsibility for financial control. He is responsible for production and analysis of accurate and objective regulatory, financial and management accounts and reports. The Group Controller provides consistent and appropriate communication to the Board of Directors, Group Executive Board (GEB), Group Managing Board (GMB), the Audit Committee, internal and external auditors, and Business Group controllers. He establishes and enforces Group-wide financial and management accounting policies, and manages relations with external auditors, and accounting standard bodies. He coordinates the Group’s planning and budgeting process and coordinates and controls tax issues.

Group Treasurer

The Group Treasurer is responsible for the management of UBS’s financial resources and financial structure. He is responsible for UBS-wide governance of treasury processes, which relate to our corporate legal structure, regulatory capital, bal-
ance sheet, funding and liquidity, and non-trading currency and interest rate risk. He manages the Group’s equity, with a view to maintaining strategic flexibility, sound capitalization and strong ratings. He manages UBS’s holdings of its own shares.

Chief Communication Officer

The Chief Communication Officer is responsible for managing UBS’s communication to its various stakeholders, ensuring that a positive and powerful image of UBS is established and broadcast to all stakeholders globally. He develops strategy, content and positioning of communications of corporate importance, emphasizing transparency, consistency, speed and integrity. He presents UBS and its businesses to the media, enhancing and protecting the firm’s reputation. To employees, he promotes understanding of the firm’s strategies, performance and culture. He presents UBS to investors, analysts and rating agencies and is responsible for preparing and publishing quarterly and annual reporting products. He manages and promotes the UBS corporate brand via advertising, sponsorship, art, and visual design, represents UBS’s interests to policy-makers, and co-ordinates UBS’s approach to corporate responsibility.

Group General Counsel

The Group General Counsel has Group-wide responsibility for legal affairs and compliance. He defines the strategy, the goals and the organizational structure of the legal function, and sets and monitors quality standards for handling legal affairs across UBS. He supervises the Group Head of Compliance and the General Counsels of the Business Groups, ensuring that UBS meets relevant regulatory and professional standards. He issues group-wide policies and guidelines relating to legal, compliance, and, together with the Group CRO, on regulatory matters. He develops and formulates the Group’s policies and control processes for legal risks and acts as a legal advisor to the Chairman, the Executive Vice Chairmen, and the CEO, CFO and other members of the Group Executive Board. He supports all functions of the Corporate Center and the Business Groups with respect to legal matters having Group-wide relevance – or which need to be coordinated across UBS.

Group Head Human Resources

The Group Head Human Resources has UBS-wide responsibility for the human resources function. He is responsible for shaping a high-performance culture and work environment, while at the same time being the promoter of UBS’s values. He builds UBS’s capacity to attract and retain a diverse employee base across the globe while fostering an innovative and flexible culture ensuring that all talented UBS employees have a chance to succeed. He supports the succession planning process for senior executives and designs and administers global compensation and benefits programs.

The Business Groups
Corporate Center

The Leadership Institute

The UBS Leadership Institute contributes to the development of leadership capabilities at senior management level, designing, developing and delivering development programs targeted at current and future senior leaders.

Chief Technology Officer (CTO)

The CTO is the head of the information technology infrastructure (ITI) unit. ITI encompasses all IT infrastructure teams across UBS, covering management of data networks, telephone and other communications systems, IT security, distributed computing and servers, mainframes and data centers, market data services, user services and desktop computing. The new unit has set its focus on serving all UBS’s businesses in a client-driven and cost-efficient way, as well as building towards a consistent technical architecture.

Private Banks & GAM

Private Banks & GAM comprises the fully owned private banking subsidiaries Ehinger & Armand von Ernst, Banco di Lugano, and Ferrier Lullin as well as GAM, its specialist asset manager.
Ehinger & Armand von Ernst was founded in 2003 through the merger of Cantrade Private Bank, Bank Ehinger, and Ar-
mand von Ernst. With a head office in Zurich and branches in Basel and Bern, it is one of the most important providers of wealth management services and investment advice to the German speaking region of Switzerland.
Banco di Lugano is a private bank based in the Ticino region of Switzerland with a branch in Jersey and a subsidiary in Singapore, offering private clients individualized long-term financial planning and asset management services.
Ferrier Lullin, founded in 1795, is the oldest private bank in Geneva. With branches in Lausanne and Sion and a subsidiary in Nassau, it provides advisory and wealth management services to discerning domestic and international private clients.
From its nine offices worldwide, GAM delivers active investment management services to private clients, institutions and intermediaries. GAM’s funds and strategies cover a broad range of asset classes, currencies and market conditions. It has extensive and longstanding expertise in managing hedge funds and funds of hedge funds.
Giving the private label banks and GAM a common platform has equipped and encouraged them to grow faster, helping them to deliver their full value creation potential. They have also been able to target economies of scale not achievable by each organization on its own.

Industrial Holdings

The Industrial Holdings segment is where our majority stakes in industrial companies and large non-financial businesses are held.

Industrial Holdings

Industrial Holdings

Income statement1

For the year ended [2]

CHF million, except where indicated	31.12.04

Total operating income	3,667

Total operating expenses	3,460

Operating profit before tax and minority interests	207

As at	31.12.04

Headcount (full-time equivalents)	8,020

1 Industrial Holdings consists of Motor-Columbus, a Swiss holding company, whose only significant asset is a 59.3% interest in Atel, a Swiss-based European energy provider.  2 Results shown for the six month period beginning on 1 July 2004.

Business

On 31 December 2004, the Industrial Holdings segment was made up by Motor-Columbus, a financial holding company whose only significant asset is a 59.3% interest in the Atel Group. Atel, based in Olten, Switzerland, is a European energy provider focused on domestic and international power generation, electricity transmission and energy services as well as electricity trading and marketing. Motor-Columbus also holds several other small finance and property companies.

Organizational structure

UBS owns a 55.6% stake in Motor-Columbus after purchasing an additional 20% stake on 1 July 2004. As a result, UBS, as majority owner, consolidated Motor-Columbus into its accounts, revaluing its assets and liabilities. Motor-Columbus employed 8,020 staff on 31 December 2004.

In first quarter 2005, our private equity investments, currently within the Investment Bank, will move to the Industrial Holdings segment. This represents a further step in our strategy of de-emphasizing and reducing exposure to this asset class while capitalizing on orderly exit opportunities when they arise.
It also adds transparency to our accounts as it helps us more clearly separate our core financial businesses from the stakes held in industrial holdings.

Financial Management

Taking risks is an integral part of our business. Our aim is to achieve an appropriate balance between risk and return not only in normal circumstances but also under stressed conditions.

Financial Management
Risk management and control

Risk management and control

Good risk management and control lie at the heart of any business, particularly a financial services firm – they are integral parts of providing consistent, high-quality returns to shareholders. If we fail to adequately manage and control our risks we may suffer financial losses. Potentially more important is the resultant damage to our reputation, which could undermine our share price by reducing our client base, and impairing our ability to retain talented employees. Ultimately, regulators might be forced to impose constraints upon our business.
We recognize that taking risk is core to our financial business and that operational risks are an inevitable consequence of being in business. Our aim is to achieve an appropriate balance between risk and return. Thus, in our day-to-day business and in the strategic management of our balance sheet and capital, we seek to limit the scope for adverse variations in our earnings and control exposure to “stress events”.
We base our approach to risk management and control on five principles.
Business management is accountable for all the risks assumed throughout the firm and is responsible for the continuous and active management of all risk exposures to ensure that risk and return are balanced. This responsibility applies not only to the traditional banking risks of credit and market risk but also to the many and varied operational risks that potentially arise from inadequate or failed internal processes, people or systems or from external causes, which may be deliberate, accidental or natural.
An independent control process is implemented when required by the nature of the risks, in particular to balance short-term profit incentives and the long-term interests of UBS. The control functions are responsible for providing an objective check on risk-taking activities.
Comprehensive, transparent and objective risk disclosure to our senior management, the Board of Directors, shareholders, regulators, rating agencies and other stakeholders is the cornerstone of the risk control process.
We protect our earnings by controlling risk at the level of individual exposures, at a portfolio level and in aggregate, across all risk types and businesses, relative to our risk capacity – the level of risk we are capable of absorbing, based on our earnings power.
We protect our reputation by managing and controlling the risks incurred in the course of our business, and for this reason we avoid concentrations of exposure and limit potential stress losses, not only from credit, market and liquidity risks but also from operational risks. We avoid extreme positions in transactions that are sensitive for tax, legal, regulatory or accounting reasons, and adopt a cautious approach to any risks that cannot be sensibly evaluated or priced. We adopt the highest standards in protecting the confidentiality and in-
tegrity of our client information, and aim to maintain the highest ethical standards in all our business dealings.
All employees, but in particular those involved in risk decisions, must make UBS’s reputation an overriding concern. Responsibility for our reputation cannot be delegated or syndicated.

Key responsibilities

Excellence in risk management is fundamentally based upon a management team that makes risk identification and control critical components of its processes and plans. Responsibility therefore flows from the top.

The Board of Directors is responsible for the firm’s fundamental approach to risk, for approving our risk principles and for determining our risk capacity.
The Chairman’s Office oversees the risk profile of the firm on behalf of the Board of Directors and has ultimate authority for credit, market and other risk related matters.
The Group Executive Board (GEB) is responsible for implementing the risk principles, including approval of core risk policies, for appointing Business Group management that demonstrates both business and control competence, and for managing the risk profile of UBS as a whole.
The Group Chief Risk Officer (CRO) has overall responsibility for the development and implementation of the Group’s risk control principles, frameworks, limits and processes across market, credit and operational risk. Effective 1 March 2005, a new GEB position was established for the Group Chief Risk Officer.
The Group Chief Financial Officer (CFO) is responsible for transparency in the financial performance of UBS and its Business Groups, including high-quality and timely reporting.
The Group Chief Credit Officer (CCO) and Group General Counsel, in their areas of responsibility, develop the risk control principles, formulate risk policies, and determine methodologies for measuring and assessing risks.
The Group Treasurer is responsible for management of UBS’s financial resources and financial structure and for governance of treasury processes and transactions, including funding and liquidity risks.
The Group Controller is responsible for the production, analysis and delivery of accurate and objective financial and regulatory accounts and reports, for establishing accounting policies, and for global control and co-ordination of tax issues.
Within the Business Groups, the control functions are empowered to enforce the risk principles and are responsible for the implementation of independent control processes.

Financial Management

The risk control process

There are five critical elements in our independent risk control process:
–	we identify risk, through the continuous monitoring of portfolios, by assessing new businesses and complex or unusual transactions, and by reviewing our own risks in the light of external events
–	we measure quantifiable risks, using methodologies and models which have been independently validated and approved
–	we establish risk policies to reflect our risk principles, risk capacity and risk appetite, and consistent with evolving business requirements and international best practice
–	we have comprehensive risk reporting to stakeholders, and to management at all levels, against the approved risk control framework and, where applicable, limits
–	we control risk by monitoring and enforcing compliance with the risk principles, and with policies, limits and regulatory requirements.

Coordinated processes involving all relevant control and logistics functions are applied before commencement of any new business or significant change in business, and before the execution of any transaction which is complex or unusual in its structure or is sensitive to tax, legal, regulatory or accounting considerations. These processes, which involve the business, risk control, legal, compliance, financial control and logistics functions, ensure that all critical elements are addressed in a holistic way, including the assurance that transactions can be booked in a way that will permit appropriate ongoing risk monitoring, reporting and control.

The risks we take

Business risks are the risks associated with a chosen business strategy, including business cycles, industry cycles, and technological change. They are the sole responsibility of the relevant business, and are not subject to an independent control process. They are, however, factored into the firm’s planning and budgeting process and the assessment of our risk capacity and overall risk exposure.

The primary and operational risks inherent in our business activities are subject to independent risk control. Primary risks are exposures deliberately entered into for business reasons, which are actively traded and managed. Operational risks arise as a consequence of business undertaken and as a consequence of internal control gaps, which cannot be entirely eliminated.

Financial Management
Risk management and control

Primary risks are credit risk, market risk and liquidity and funding risk:
–	credit risk is the risk of loss resulting from client or counterparty default and arises on credit exposure in all forms, including settlement risk
–	market risk is exposure to market variables such as interest rates, exchange rates and equity markets, and to price movements on securities and other obligations which we trade
–	liquidity and funding risk is the risk that we are unable to meet our payment obligations when due, or that we are unable, on an ongoing basis, to borrow funds in the market on an unsecured, or even secured basis at an acceptable price to fund actual or proposed commitments.

Operational risk can arise in a number of ways:
–	transaction processing risk arises from errors, failures or shortcomings at any point in the transaction process, from deal execution and capture to final settlement
–	compliance risk is the risk of financial loss due to regulatory fines or penalties, restriction or suspension of business, or mandatory corrective action. Such risks may be incurred by not adhering to applicable laws, rules, regulations, accounting standards, local or international best practice, or our own internal standards
–	legal risk is the risk of financial loss resulting from the non- enforceability of our actual or anticipated rights arising under law, a contract or other arrangement
–	liability risk is the risk that we, or someone acting on our behalf, fail to fulfill the obligations, responsibilities or duties imposed by law or assumed under a contract and that claims are therefore made against us
–	security risk is the risk of loss of confidentiality, integrity or availability of our information or other assets
–	tax risk is the risk of additional tax arising from technically incorrect positions taken on tax matters, or failure to comply with tax withholding or reporting requirements on behalf of clients or employees; and the risk of claims by clients or counterparties as a result of our involvement in tax sensitive products or transactions.

Failure to identify, manage or control any of these risks, including business risks, may result not only in financial loss but also in loss of reputation, and repeated or widespread failure compounds the impact. Reputation risk is not directly quantifiable and cannot be managed and controlled independently of other risks.

How we measure risk

In principle, for risks that are quantifiable, we measure the potential loss at three levels – expected loss, statistical loss and stress loss.

Expected loss is the loss that is expected to arise on average in connection with an activity. It is an inherent cost of such activity and is budgeted and, where permitted by accounting standards, deducted directly from revenues.
Statistical loss (also known as “unexpected loss”) is an estimate of the amount by which actual loss can exceed expected loss over a specified time horizon, measured to a specified level of confidence (probability).
Stress loss is the loss that could arise from extreme events.
Our primary day-to-day quantitative controls, which govern normal periodic adverse results (statistical loss) and protect us from stress events, are the limits we apply to individual risk types, to portfolios and sub-portfolios, and to specific concentrations of risk and individual exposures. The identification of stress events and scenarios to which we are vulnerable and an assessment of their potential impact, and in particular the danger of aggregated losses from a single event through concentrated exposures, is therefore a key component of the risk control process.
To complement these operating controls, we also monitor and constrain our aggregate risk exposure across all risk types and businesses, relative to our risk capacity. In this context, we define our risk exposure as the level of potential loss inherent in our business in the current economic cycle, across all business lines, and from all sources, including operational and business risks. It is measured against a severe, low probability but nevertheless plausible constellation of events. Our risk capacity is the level of risk we are capable of absorbing based on our earnings power, without unacceptable damage to our dividend paying ability, our strategic plans and, ultimately, our reputation and ongoing business viability.
Although measurement of risk is clearly important, quantification does not always tell the whole story, and not all risks are quantifiable. We therefore pay equal attention to “soft” risks, avoiding the temptation to ignore risks that cannot be properly quantified. We also place great emphasis on qualitative controls and rigorous risk control processes to ensure that both quantifiable and unquantifiable risk is identified, assessed and reported.
Stress situations can arise from many sources and when extreme events occur, quantitative and qualitative risk assessments alone are not sufficient. The essential complements are a tried and tested process which can be invoked immediately in response to any crisis, and well prepared business continuity management processes and plans. We continue to develop and refine these processes as we learn from our own and others’ experience.

Financial Management

Financial Management
Credit risk

Credit risk

Credit risk represents the loss which UBS would suffer if a client or counterparty failed to meet its contractual obligations. It is an integral part of many of our business activities and is inherent in traditional banking products – loans, commitments to lend and other contingent liabilities, such as letters of credit – and in “traded products” – derivative contracts such as forwards, swaps and options, and repo and securities borrowing and lending transactions.

Some of these products are accounted for on an amortized cost basis while others are recorded in the financial statements at fair value. Banking products are generally accounted for on an amortized cost basis, but loans which have been originated by the Group for subsequent syndication or distribution via the cash markets are carried at fair value. Within traded products, OTC derivatives are carried at fair value, while repos and securities borrowing and lending transactions are carried at amortized cost. Regardless of the accounting treatment, all banking and traded products are governed by the same risk management and control framework – the Group Credit Policy Framework and our detailed credit policies and procedures.
All Business Groups taking material credit risk have independent credit risk control units, headed by Chief Credit Officers (CCOs) reporting functionally to the Group CCO. They are responsible for counterparty ratings and credit risk assessment. Credit risk authority, including authority to establish allowances and provisions or credit valuation adjustments for impaired claims, is vested in the Chairman’s Office and the GEB and from there is further delegated on an ad personam basis to the Group CCO and credit officers in the Business Groups. The level of credit authority delegated to authority holders varies according to the quality of the counterparty and any associated security, and takes into account the seniority and experience of the individual.

Credit risk of counterparties and groups

We set limits on our credit exposure to both individual counterparties and counterparty groups. In the Investment Bank, where it is most relevant, we differentiate between “take and hold” and “temporary” exposures, the latter being those accepted with the intention of syndicating, selling or hedging within a short period.

We manage and control concentrations of credit risk wherever we identify them, in particular to individual counterparties and groups and to industries and countries. Disciplined processes are in place within the Business Groups and Corporate Center to ensure prompt identification, accurate assessment, proper approval and consistent monitoring and reporting of credit risk.
Exposure is measured for banking products as the face value amount of the loan or commitment. For most traded products we determine the future exposure profile by modeling the potential evolution of the value of the portfolio of trades with each counterparty over its life (potential credit exposure), taking into account legally enforceable close-out netting agreements where applicable. Credit limits for individual counterparties are applied to the “maximum likely exposure”, a statistical measure derived from this model.
The Investment Bank has also developed, primarily as a management tool at this stage, a measure which translates all exposures into a benchmark loan equivalent, taking into account expected changes in exposure profile of traded products and credit rating migration of the counterparty. Maximum counterparty concentration guidelines are set for each rating class. Credit exposure is monitored against these guidelines and exposure reduction through syndication, sale or hedging may be required if a guideline is exceeded.

Credit portfolio risks

Credit risk exists in every credit engagement, and credit losses must be expected as an inherent cost of doing business. But the occurrence of credit losses is erratic in both timing and amount and those that arise usually relate to transactions entered into in previous accounting periods. In order to reflect the fact that future credit losses are implicit in today’s portfolio, we use the concept of “expected loss”.

Expected loss

Expected loss is a forward-looking, statistically based concept from which we estimate the annual costs that will arise, on average over time, from positions in the current portfolio that become impaired. It is derived from the probability that a given counterparty will default, our current and likely future exposure to that counterparty and the likely severity of the loss should default occur.
We assess the default probabilities of individual counterparties using rating tools tailored to the various categories of counterparty, and from these we derive a credit rating. Clients are segmented into 15 rating classes, two being reserved for assets that are already impaired or defaulted. The UBS rating scale, which is shown in the table on page 48, is not only an ordinal ranking of our counterparties – we have assigned to each rating class a range of default probabilities, and thus, in principle, clients migrate between rating classes as our assessment of their probability of default changes. As shown in the table, we map the ratings of the major rating agencies to our rating classes based on the long-term average default obser-

Financial Management
Credit risk

UBS internal rating scale and mapping
to external ratings

UBS		Moody’s Investor	Standard & Poor’s
Rating	Description	Services equivalent	equivalent

0 and 1	Investment grade	Aaa	AAA

2		Aa1 to Aa3	AA+ to AA–

3		A1 to A3	A+ to A–

4		Baa1 to Baa2	BBB+ to BBB

5		Baa3	BBB–

6	Sub-investment grade	Ba1	BB+

7		Ba2	BB

8		Ba3	BB–

9		B1	B+

10		B2	B

11		B3	B–

12		Caa to C	CCC to C

13	Impaired and defaulted	D	D

14		D	D

vations for each external grade. Observed defaults per rating category vary year-on-year, especially over an economic cycle, and therefore this mapping does not imply that UBS expects this number of defaults in any given period.

We determine exposure at default based on the expected amounts owed at the time of default. For traded products, for example, this is based on the expected exposure profile, derived from the same model as the maximum likely exposure used to measure credit limit utilization.
Loss severity or loss given default (LGD) represents our expectation of the extent of loss on a claim should default occur. It is expressed as percentage loss per unit of exposure and typically varies by type of counterparty, type and seniority of claim, and availability of collateral or other credit mitigation.
This measurement of expected loss is broadly consistent with the concepts of Basel II under which future minimum regulatory capital requirements for credit risk will be determined.
Expected loss is the basic measure for quantifying credit risk in all our credit portfolios. Not only is it an important risk indicator in itself, it is also the starting point for further portfolio analyses (statistical and stress loss). Additionally, for products carried at amortized cost, it is used for risk adjusted pricing, and to assess credit loss for management accounting purposes, which differs from the credit loss expense reported in the financial statements.

Statistical and stress loss

Our credit portfolio is heterogeneous, varying significantly in terms of client type, sector, geographical diversity and the size of exposures. For the assessment of both statistical loss and

Total credit exposure

	Wealth Management			Business Banking Switzerland

CHF million	31.12.04	31.12.03	31.12.02	31.12.04	31.12.03	31.12.02

Loans utilization (gross)	43,571	36,238	29,615	137,147	138,534	139,491

Contingent claims	3,444	3,154	4,238	7,570	8,270	7,210

Unutilized committed lines	669	408	350	1,275	1,392	1,634

Total banking products	47,684	39,800	34,203	145,992	148,196	148,335

Unsecured OTC products	0	0	0	1,226	1,385	1,682

Other derivatives (secured or exchange-traded)	2,087	853	563	322	337	149

Securities lending / borrowing	0	0	0	3,953	1,093	917

Repo / reverse-repo	1	0	0	37	26	14

Total traded products[3]	2,088	853	563	5,538	2,841	2,762

Total credit exposure, gross	49,772	40,653	34,766	151,530	151,037	151,097

Total credit exposure, net of allowances and provisions	49,744	40,637	34,697	149,213	147,911	147,141

1 Includes Global Asset Management and Corporate Center including Private Banks & GAM.  2 Excludes CHF 764 million from Industrial Holdings for the year ended 31 December 2004.  3 Traded products exposure is based on internal measurement methodology.

Financial Management

stress loss in material credit portfolios, we make an initial analysis based on sub-portfolios with more homogeneous characteristics.

We aggregate statistical loss across these portfolios using our own proprietary credit Value at Risk (credit VaR) methodology. This provides an indication of the level of risk in the portfolio and the way it changes over time.
Modeling extreme credit losses is complex because they are driven much less by systematic factors than is generally the case for market risk. We apply scenarios which allow us to assess the impact of variations in default rates and asset values, taking into account risk concentrations in each portfolio. We also measure industry and geographical contributions to stress loss results.

Composition of credit exposures

Our credit exposure arises principally in Wealth Management & Business Banking and Investment Bank and, to a lesser extent, in Wealth Management USA.

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
In Investment Bank, credit exposure arises from both traditional banking products and traded products. Traded prod-

ucts exposure to lower rated counterparties is generally collateralized or otherwise supported.

The table below provides an overview of the aggregate credit exposure of UBS in gross terms, i.e. without recognition of credit hedges, collateral or other risk mitigation.

Wealth Management & Business Banking

Wealth Management & Business Banking’s gross loans on 31 December 2004 amounted to CHF 181 billion. Loans to customers increased by CHF 5.9 billion – secured lending in Wealth Management rose by CHF 7.3 billion while Business Banking’s loan book fell by CHF 1.4 billion. 71% or CHF 129 billion of gross loans are secured by real estate. The pie chart below shows that exposure to the real estate sector is well

Wealth Management &
Business Banking			Investment Bank			Wealth Management USA			Others[1]			UBS
31.12.04	31.12.03	31.12.02	31.12.04	31.12.03	31.12.02	31.12.04	31.12.03	31.12.02	31.12.04	31.12.03	31.12.02	31.12.04		31.12.03	31.12.02

180,718	174,772	169,106	68,653	55,154	61,449	14,652	13,116	12,857	5,495	4,953	5,689	269,518	[2]	247,995	249,101

11,014	11,424	11,448	3,391	3,201	4,407	274	355	430	215	583	309	14,894		15,563	16,594

1,944	1,800	1,984	51,224	44,670	36,439	0	80	811	0	73	72	53,168		46,623	39,306

193,676	187,996	182,538	123,268	103,025	102,295	14,926	13,551	14,098	5,710	5,609	6,070	337,580		310,181	305,001

1,226	1,385	1,682	53,372	53,649	55,002	0	0	0	329	573	0	54,927		55,607	56,684

2,409	1,190	712	15,741	14,535	10,850	0	1	3	0	0	0	18,150		15,726	11,565

3,953	1,093	917	27,301	22,220	11,962	0	0	0	0	0	0	31,254		23,313	12,879

38	26	14	20,305	19,546	21,744	171	151	439	0	0	0	20,514		19,723	22,197

7,626	3,694	3,325	116,719	109,950	99,558	171	152	442	329	573	0	124,845		114,369	103,325

201,302	191,690	185,863	239,987	212,975	201,853	15,097	13,703	14,540	6,039	6,182	6,070	462,425		424,550	408,326

198,957	188,548	181,838	239,529	212,195	200,697	15,079	13,675	14,498	5,977	6,178	6,061	459,542		420,596	403,094

Financial Management
Credit risk

Business Banking Switzerland: gross loans (excluding mortgages) by industry sector

As a % of Business Banking Switzerland loan exposure (excluding mortgages)

32
24
16
8
0
Construction
Banks and financial institutions
Hotels and restaurants
Manufacturing
Private households
Public authorities
Real estate and rentals
Retail and wholesale
Services
Other
31.12.02
31.12.03
31.12.04

Business Banking Switzerland: gross loans (excluding mortgages) by counterparty rating

As a % of Business Banking Switzerland loan exposure (excluding mortgages)

20
15
10
5
0
0 and 1
2
3
4
5
Investment grade
6
7
8
9
10
11
12
Sub-investment grade
13
14
Impaired and defaulted
31.12.02
31.12.03
31.12.04

Wealth Management & Business Banking:
distribution of banking product exposure across counterparty rating and loss given default (LGD) buckets

		Loss given default buckets				Weighted
CHF million	Gross exposure	0–25%	26–50%	51–75%	76–100%	average LGD (%)

0	1,057	156	244	632	25	48

1	405	2	228	167	8	45

2	22,463	17,209	4,371	827	56	24

3	14,674	8,442	3,482	2,386	364	30

4	7,812	659	4,977	2,159	17	40

5	97,325	85,137	7,729	2,313	2,146	27

6	12,090	2,396	7,830	1,742	122	36

7	14,120	1,473	9,737	1,673	1,237	40

8	11,713	446	9,216	1,782	269	38

9	5,257	321	3,778	1,053	105	40

10	1,307	234	639	420	14	41

11	564	321	101	116	26	35

12	735	272	298	161	4	36

Total non-impaired	189,522	117,068	52,630	15,431	4,393	30

Investment grade	143,736	111,605	21,031	8,484	2,616

Sub-investment grade	45,786	5,463	31,599	6,947	1,777

Impaired and defaulted	4,154

Total banking products	193,676

Financial Management

diversified with 45% of loans being secured on single-family homes and apartments, which, historically, have exhibited a low risk profile. The 15% of exposure secured on residential multi-family homes consists of rented apartment buildings. Loans and other credit engagements with individual clients, excluding mortgages, are predominantly extended against the pledge of marketable securities to which we apply conservative standards in determining the amount we are prepared to lend against them.

Unsecured loans consist predominantly of exposures to corporate clients. They are widely spread across rating categories and industry sectors, reflecting our position as a market-leading lender to this segment of predominantly small- to medium-sized enterprises in Switzerland. During 2004 we have continued to focus on improving the quality of our credit portfolio, reducing both individual and sector concentrations.

The table on the previous page shows credit exposure across counterparty ratings and loss given default (LGD) buckets. The concentration in the rating grade 5 and LGD bucket 0–25% reflects the dominant residential mortgage business.

Investment Bank

A substantial majority of the Investment Bank’s credit exposures falls into the investment grade category (internal counterparty rating grades 0 to 5), both for banking products gross (63%) and for traded products (95%). The counterparties are primarily sovereigns, financial institutions, multinational corporate clients and investment funds.

Investment Bank: credit hedging, banking products

	As at 31.12.04
		Funded risk		Specific allowances		Nominal
		participations and		for credit loss and	Adjusted	amount of credit
CHF million	Gross exposure[1]	cash collateral	Risk transfers[2]	loan loss provisions	credit exposure	protection bought[3]

Investment grade	54,316	(212)	888	0	54,987	19,041

Sub-investment grade	31,295	(221)	(882)	0	30,193	2,806

Impaired and defaulted	794	0	(6)	(410)	391	0

Total banking products exposure	86,405	(433)	0	(410)	85,571	21,847

1 Gross exposure includes contingent claims and unutilized committed lines, but excludes CHF 36,863 million made up of cash collateral posted by UBS against negative replacement values and traded products and other reconciling items caused by different accounting (IFRS) treatment.  2 Risk transfers include unfunded risk participations. Risk participations are shown as a reduction in exposure to the original borrower and corresponding increase in exposure to the participant bank.  3 Notional amount of credit protection bought on adjusted credit exposure positions. Includes credit default swaps (CDSs) and the funded portion of structured credit protection purchased through the issuance of credit linked notes (CLNs).

Note: Columns cannot be totaled as adjusted credit exposure is set to zero in case of over-hedging.

Investment Bank: distribution of banking products exposure across counterparty rating and loss given default (LGD) buckets

		Exposure after					Weighted
	Adjusted	application of	Loss given default buckets				Average
CHF million	credit exposure	credit hedges[1]	0–25%	26–50%	51–75%	76–100%	LGD (%)

Not rated	13	13		5	8		50

0 and 1	1,312	1,135	30	1,105			49

2	11,969	10,490	218	9,455	796	21	50

3	18,449	14,605	2,494	11,363	255	493	43

4	13,257	7,052	66	6,833	73	80	50

5	9,987	4,755	860	3,805	90	0	41

6	3,748	2,424	1,107	1,267	4	46	29

7	9,136	8,902	7,718	1,131	53	0	11

8	6,213	6,021	4,910	1,026	5	80	13

9	4,164	3,565	855	2,452	230	28	35

10	4,059	3,945	522	2,589	624	210	43

11	2,388	2,382	390	1,550	442	0	46

12	485	350	239	111	0	0	21

Total non-impaired loans	85,180	65,639	19,409	42,692	2,580	958	37

Investment grade	54,987	38,050	3,668	32,566	1,222	594

Sub-investment grade	30,193	27,589	15,741	10,126	1,358	364

Impaired and defaulted	391	391	12	333	19	27

Total banking products	85,571	66,030	19,421	43,025	2,599	985	37

of which: temporary exposure		14,282	238	12,557	1,111	376

1 Exposure after application of credit hedges: adjusted credit exposure less nominal amount of credit protection bought.

Financial Management
Credit risk

The Investment Bank’s total banking products exposure on 31 December 2004 was CHF 123 billion, as reported in accordance with IFRS, of which CHF 69 billion was loans, compared with CHF 103 billion total and CHF 55 billion loans on 31 December 2003 and CHF 102 billion total and CHF 61 billion loans on 31 December 2002. Part of the increase of CHF 20 billion over the course of 2004 was the result of our expanding prime brokerage and equity finance businesses, and part reflects increased underwriting activity as we capitalized on our strengthened business franchise in advising corporate clients. Note that disclosures in this section present the credit exposure from a risk management and control perspective, which differs from disclosure under IFRS. In particular, gross banking products exposure in risk terms amounts to CHF 86.4 billion, a difference of CHF 36.9 billion to the CHF 123.3 billion reported for the Investment Bank in the table on page 49. This difference is mainly made up of cash collateral posted by UBS against negative replacement values and other positions which, from a risk perspective, do not classify as loans but where the underlying credit risk is incorporated into our traded products measurement methodologies. On the other hand, in our internal risk control view we consider certain US residential mortgage financing conducted under repo-/reverse repo-like agreements as banking product exposures.

In the last few years, the Investment Bank has engaged in a substantial credit risk hedging program through which we have hedged our banking product exposure. This was achieved mainly by transferring the underlying risk to high-grade market counterparties using single name credit default swaps. In 2004 we also created credit-pooling vehicles to transfer a portion of our global credit risk portfolio via credit linked notes to outside investors. The table on page 51 shows that on 31 December 2004 an amount of CHF 21,847 million of credit hedges was in place against our banking products exposure. To illustrate the effects of credit hedging and other risk mitigation, the rating distribution graph below shows exposures

Financial Management

before and after application of risk mitigants. Additionally, in the matrix on page 51, we show the distribution of Investment Bank’s banking products exposure after application of risk mitigants across rating grades and LGD buckets. LGDs in this portfolio are assigned based on benchmark LGDs which are 40% for senior secured claims, 50% for senior unsecured claims and 70% for subordinated claims. There is thus a concentration in the 26–50% bucket. The significant exposure in the sub-investment grade 0–25% bucket is mainly comprised of short term loans to US mortgage originators, secured on their mortgage portfolios, pending securitization. Note that exposure distribution across counterparty ratings shown elsewhere in this section refers only to gross exposure and probability of default, without reference to the likely severity of loss or loss mitigation from collateral or credit hedges.

Banking products exposure after application of credit hedges continues to be widely diversified across industry sectors. At 31 December 2004, the largest exposure (36%) was to financial institutions. Our well established and disciplined credit underwriting and distribution standards, our focus on asset quality and our avoidance of risk concentrations continued to be the cornerstones of our risk management strategy in an increasingly competitive landscape.
A significant proportion of the Investment Bank’s credit risk arises from its trading and risk management activities and from the provision of risk management solutions to clients, which includes the use of derivative products. Transactions with counterparties of lower quality are generally conducted on a secured basis or for short tenors only. In line with general market trends, we have also entered into bilateral collateral agreements with other major banks and financial institutions to mitigate the potential concentrations of exposure arising from industry consolidation and the continuing increase in volumes of OTC derivatives traded.
The graph below shows the Investment Bank’s traded products exposure by counterparty rating on 31 December 2004.

Further details of derivative instruments are provided in note 23 to the financial statements and details of securities borrowing, securities lending, repurchase and reverse repurchase activities can be found in note 10 to the financial statements.

Wealth Management USA

Consistent with a business focus on regulated, collateralized lending to high net worth individuals, credit risk in the Wealth Management USA portfolio is comparatively low. The lending portfolio on 31 December 2004 amounted to CHF 14.7 billion, spread across more than 100,000 individual positions, widely dispersed across the US. In order to provide a broader range of services to our US clients, we opened UBS Bank USA in late 2003. In 2004, its first full year of operation, it has become one of the 50 largest banks in the US with one of the fastest growing loan books.

Settlement risk

Settlement risk arises in transactions involving exchange of value when we must honor our obligation to deliver without first being able to determine that we have received the counter-value. The most significant element of our settlement risk arises from foreign exchange transactions, but the Continuous Linked Settlement (CLS) system, an industry initiative which has now been in operation for over two years, allows transactions to be settled on a delivery versus payment basis, eliminating settlement risk. The volume of transactions settled through CLS has continued to increase throughout 2004, and by fourth quarter the proportion of our foreign exchange business being settled in this way had increased to 57% from 50% in fourth quarter 2003. Of the transactions settled through CLS, 82% by volume were with CLS Settlement Members and the remainder with so-called Third Party Members, who settle their eligible trades via CLS Settlement Members. While the number of CLS Settlement Members is relatively stable, the

Financial Management
Credit risk

Emerging market exposure by major geographical area and product type

CHF million	Total			Banking products			Traded products			Tradable assets
As at	31.12.04	31.12.03	31.12.02	31.12.04	31.12.03	31.12.02	31.12.04	31.12.03	31.12.02	31.12.04	31.12.03	31.12.02

Emerging Europe	2,878	1,833	2,005	683	441	390	955	606	532	1,240	786	1,083

Emerging Asia	11,853	7,721	4,755	4,790	2,416	2,189	2,438	1,113	1,179	4,625	4,192	1,387

Latin America	1,646	1,849	1,711	193	425	618	319	568	330	1,134	856	763

Africa / Middle East	2,219	2,363	2,205	842	882	979	842	1,083	818	535	398	408

Total	18,596	13,766	10,676	6,508	4,164	4,176	4,554	3,370	2,859	7,534	6,232	3,641

number of Third Party Members we deal with has nearly doubled in 2004. CLS does not, of course, eliminate the credit risk arising on foreign exchange transactions from changes in exchange rates prior to settlement, which we continue to measure and control as for other traded products, as described on page 47 under credit risk of counterparties and groups.

Country risk

We assign ratings to all countries to which we have exposure. Sovereign ratings express the probability of occurrence of a country risk event that would lead to impairment of our claims. The default probabilities and the mapping to the ratings of the major rating agencies are the same as for counterparty credit risks (see table on page 48), the three lowest ratings being designated “distressed”.

For all countries rated 3 and below, we set country risk ceilings approved by the Chairman’s Office or under delegated authority. The country risk ceiling applies to all transactions with counterparties in these countries, and extension of credit may be denied on the basis of a country risk ceiling, even if adequate counterparty limits are available. Within this group of countries, those that have yet to reach a mature stage of economic, financial, institutional, political and social development or have significant potential for economic or political instability are defined as emerging market countries. The country data provided on this page cover only emerging market countries and not all countries which are subject to ceilings.
Counterparty defaults resulting from multiple insolvencies (systemic risk) or general prevention of payments by authorities (transfer risk) are the most significant effects of a country crisis, but in our internal measurement and control of country risk we also consider the probable financial impact of market disruptions arising prior to, during and following a country crisis. These might take the form of severe falls in the country’s markets and asset prices, longer-term devaluation of the currency, and potential immobilization of currency balances.

We measure the potential financial impact of severe emerging markets crises by stress testing. This entails identifying countries that may be subject to a potential crisis event, making conservative assumptions about potential recovery rates depending on the types of transaction involved and their economic importance to the affected countries, and thereby determining potential loss.

Country risk exposure

Our cross-border country risk exposure to emerging markets amounted to CHF 18.6 billion on 31 December 2004, compared with CHF 13.8 billion on 31 December 2003 and CHF 10.7 billion on 31 December 2002. Of this amount, CHF 13.9

Credit loss (expense) /recovery versus adjusted expected credit loss charged to the Business Groups

CHF million	Wealth Management			Business Banking Switzerland
For the year ended	31.12.04	31.12.03	31.12.02	31.12.04	31.12.03	31.12.02

Total banking products exposure at year end	47,684	39,800	34,203	145,992	148,196	148,335

Credit loss (expense) / recovery	(1)	4	1	92	(71)	(239)

– as a proportion of total banking products exposure (bps)	(0)	1	0	6	(5)	(16)

Adjusted expected credit loss charged to the Business Groups[2]	(8)	(4)	(26)	(25)	(127)	(286)

– as a proportion of total banking products exposure (bps)	(2)	(1)	(8)	(2)	(9)	(19)

1 Includes Global Asset Management and Private Banks & GAM.  2 See note 2 to the financial statements of the 2004 Financial Report.

Financial Management

billion or 75% is to investment grade countries, compared to 62% a year earlier. The growth of CHF 4.8 billion in total emerging markets exposure arose to a large extent in Asia as we actively sought and captured market opportunities in targeted countries we consider to have long-term potential.

The table and graph on the previous page analyze the cross-border emerging market country exposures by country rating category, by major geographical area and by product type on 31 December 2004 compared to 31 December 2003 and 31 December 2002.

Impairment and provisioning policies

We classify a claim as impaired if we consider it probable that we will suffer a loss on that claim as a result of the obligor’s inability to meet commitments (including interest payments, principal repayments or other payments due, for example, on a derivative product or under a guarantee) according to the contractual terms, and after realization of any available collateral. We further classify loans carried at amortized cost as non-performing where payment of interest, principal or fees is overdue by more than 90 days and there is no firm evidence that they will be made good by later payments or the liquidation of collateral, or where insolvency proceedings have commenced or obligations have been restructured on concessionary terms.

The recognition of impairment in the financial statements depends on the accounting treatment of the claim. For products carried at amortized cost, impairment is recognized through the creation of an allowance or provision, which is charged to the income statement as credit loss expense. For products recorded at fair value, impairment is recognized through a credit valuation adjustment, which is charged to the income statement through the net trading income line.
We have established policies to ensure that the carrying values of impaired claims are determined on a consistent and fair basis, especially for those impaired claims for which no market estimate or benchmark for the likely recovery value is available. The credit controls applied to valuation and workout are the same for both amortized cost and fair value credit products. Each case is assessed on its merits, and the workout strategy and estimation of cash flows considered recoverable are independently approved by the CCO organization.

We also assess portfolios of claims carried at amortized cost with similar credit risk characteristics for collective impairment. A portfolio is considered impaired on a collective basis if there is objective evidence to suggest that it contains impaired obligations but the individual impaired items cannot yet be identified. Note that such portfolios are not included in the totals of impaired loans in the table on page 56 / 57 or in note 9c in the financial statements.

Collective loan loss allowances and provisions also include a component for country risk. We establish country-specific scenarios, which are kept under review and updated as necessary, to evaluate the extent to which the value of our banking and traded product exposures would be affected by country risk incidents or country-specific systemic risks. Appropriate allowances and provisions are then determined by evaluating the type of credit exposure in the portfolio for each country and the loss severities that have been attributed to each exposure type. Where fair valued portfolios are affected by country risk, it is recognized in the fair values of individual claims.

Credit loss expense

Our financial statements are prepared in accordance with IFRS, under which credit loss expense charged to the financial statements in any period is the sum of net allowances and direct writeoffs minus recoveries arising in that period, i.e. the credit losses actually incurred. By contrast, in our internal management reporting and in the management discussion and analysis section of our financial report, we measure credit loss expense based on the expected loss concept described on page 47. To hold the Business Groups accountable for credit losses actually incurred, we additionally charge or refund them with the difference between actual credit loss expense and expected loss, amortized over a three-year period. The difference between the amounts charged to the Business Groups (“adjusted expected credit loss”) and the credit loss expense recorded at Group level is reported in Corporate Functions (see note 2 to the financial statements).

The table below shows both credit loss expense recorded under IFRS, and the adjusted expected credit loss charged to the Business Groups. The discussion which follows covers only the credit loss expense recorded under IFRS.

Wealth Management &
Business Banking			Investment Bank			Wealth Management USA			Others[1]			UBS
31.12.04	31.12.03	31.12.02	31.12.04	31.12.03	31.12.02	31.12.04	31.12.03	31.12.02	31.12.04	31.12.03	31.12.02	31.12.04	31.12.03	31.12.02

193,676	187,996	182,538	123,268	103,025	102,295	14,926	13,551	14,098	5,710	5,609	6,070	337,580	310,181	305,001

91	(67)	(238)	240	(4)	126	3	(3)	(15)	(58)	2	12	276	(72)	(115)

5	(4)	(13)	19	(0)	12	2	(2)	(11)	(102)	4	20	8	(2)	(4)

(33)	(131)	(312)	(7)	(55)	(90)	(5)	(8)	(13)	(6)	(2)	(2)	(51)	(196)	(417)

(2)	(7)	(17)	(1)	(5)	(9)	(3)	(6)	(9)	(11)	(4)	(3)	(2)	(6)	(14)

Financial Management
Credit risk

In 2004, we experienced a net credit loss recovery of CHF 276 million, compared to net credit loss expense of CHF 72 million in 2003 and CHF 115 million in 2002. This favorable result was achieved in a period which saw a very sanguine environment for credit markets globally. Economic expansion in the US provided a strong stimulus for growth worldwide. Almost without exception, credit spreads contracted in all the major developed and emerging capital markets, as healthy expansion of cash flows allowed the corporate sector to de-leverage and build liquidity.

Net credit loss recovery at Wealth Management & Business Banking amounted to CHF 91 million in 2004 compared to net credit loss expenses of CHF 67 million in 2003 and CHF 238 million in 2002. Our domestic credit portfolio demonstrated strong resilience in a Swiss economic environment which saw a 9.2% increase in corporate bankruptcies compared to 2003 (see the graph on this page). The measures taken in recent years to improve the quality of our credit portfolio have resulted in lower levels of new defaults and our success in managing the impaired portfolio has resulted in a higher than anticipated level of recoveries.

The Investment Bank experienced a net credit loss recovery of CHF 240 million in 2004, compared to net credit loss expense of CHF 4 million in 2003 and credit loss recovery of CHF 126 million in 2002. This continued strong performance was the result of minimal exposure to new defaults and strong recoveries of previously established allowances and provisions. Releases in country allowances and provisions were due partly to exposure reductions in the affected countries and partly to a more favorable outlook for emerging market economies. There was also a partial release of a sizeable allowance for a corporate counterparty which managed a turnaround during 2004.

Allowances and provisions for credit risk

CHF million	Wealth Management			Business Banking Switzerland
As at	31.12.04	31.12.03	31.12.02	31.12.04	31.12.03	31.12.02

Due from banks	300	738	701	3,052	2,574	2,591

Loans	43,271	35,500	28,914	134,095	135,960	136,900

Total lending portfolio, gross	43,571	36,238	29,615	137,147	138,534	139,491

Allowances for credit losses	(28)	(16)	(66)	(2,135)	(2,876)	(3,649)

Total lending portfolio, net	43,543	36,222	29,549	135,012	135,658	135,842

Impaired lending portfolio, gross	10	8	17	4,171	6,382	8,347

Estimated liquidation proceeds of collateral for impaired loans	(2)	0	0	(1,678)	(2,460)	0

Impaired lending portfolio, net of collateral	8	8	17	2,493	3,922	8,347

Allocated allowances for impaired lending portfolio	7	8	14	2,038	2,822	3,559

Other allowances and provisions	21	8	55	279	304	397

Total allowances and provisions for credit losses	28	16	69	2,317	3,126	3,956

of which allowances and provisions for country risk	15	8	51	119	110	464

Non-performing loans	4	2	4	3,161	4,418	5,028

Allowances for non-performing loans	4	0	2	1,883	2,346	2,747

Ratios

Allowances and provisions as a % of lending portfolio, gross	0.1	0.0	0.2	1.7	2.3	2.8

Impaired as a % of lending portfolio, gross	0.0	0.0	0.1	3.0	4.6	6.0

Allocated allowances as a % of impaired lending portfolio, gross	70.0	100.0	82.4	48.9	44.2	42.6

Allocated allowances as a % of impaired lending portfolio, net of collateral	87.5	100.0	82.4	81.7	72.0	42.6

Non-performing loans as a % of lending portfolio, gross	0.0	0.0	0.0	2.3	3.2	3.6

Allocated allowances as a % of non-performing loans, gross	100.0	0.0	50.0	59.6	53.1	54.6

1 Includes Global Asset Management, Private Banks & GAM and Corporate Functions.  2 Excludes CHF 764 million from Industrial Holdings for the year ended 31 December 2004.

Financial Management

Impaired loans, allowances and provisions

As shown in the table below, allowances and provisions for credit losses decreased by 27%, to CHF 2,883 million on 31 December 2004 from CHF 3,954 million on 31 December 2003 and CHF 5,232 million on 31 December 2002. Note 9b to the financial statements provide further details of the changes in allowances and provisions during the year. In accordance with IAS 39 we have assessed our portfolios of claims with similar credit risk characteristics for collective impairment. Allowances and provisions for collective impairment on 31 December 2004 amount to CHF 227 million, including CHF 161 million in allowances and provisions for country risk. Total allowances and provisions related to emerging market exposures were CHF 183 million on 31 December 2004, compared to CHF 262 million on 31 December 2003 and CHF 696 million on 31 December 2002.
Impaired loans have decreased to CHF 4,861 million on 31 December 2004 from CHF 7,209 million on 31 December 2003 and CHF 9,933 million on 31 December 2002. Over the same period, non-performing loans have also decreased, to CHF 3,696 million from CHF 4,901 million on 31 December 2003 and CHF 6,000 million on 31 December 2002. We applied a new definition of non-performing loans introduced by the Swiss regulator with effect from 31 December 2003. Prior period numbers have not been restated and are therefore com-

paratively lower than would otherwise be the case, which explains the relatively small reduction in our non-performing loans portfolio between 31 December 2002 and 31 December 2003.

The ratio of impaired loans to total loans has improved continuously over the past three years to 1.8% on 31 December 2004 from 2.9% on 31 December 2003 and 4.0% on 31 December 2002, while the non-performing loans to total loans ratio improved to 1.4% on 31 December 2004 from 2.0% on 31 December 2003 and 2.4% on 31 December 2002. This continuing positive trend is testament to our success in applying stringent risk management and control throughout the firm, resulting in few new impaired and non-performing loans, and to our efforts to conclude proceedings and reach settlement on existing non-performing loans.
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

Wealth Management &
Business Banking			Investment Bank			Wealth Management USA			Others[1]			UBS
31.12.04	31.12.03	31.12.02	31.12.04	31.12.03	31.12.02	31.12.04	31.12.03	31.12.02	31.12.04	31.12.03	31.12.02	31.12.04		31.12.03	31.12.02

3,352	3,312	3,292	26,559	24,486	24,495	1,532	1,493	1,327	3,313	2,733	3,797	34,756	[2]	32,024	32,911

177,366	171,460	165,814	42,094	30,668	36,954	13,120	11,623	11,530	2,182	2,220	1,892	234,762		215,971	216,190

180,718	174,772	169,106	68,653	55,154	61,449	14,652	13,116	12,857	5,495	4,953	5,689	269,518	[2]	247,995	249,101

(2,163)	(2,892)	(3,715)	(388)	(655)	(1,091)	(18)	(25)	(29)	(62)	(4)	(9)	(2,631)		(3,576)	(4,844)

178,555	171,880	165,391	68,265	54,499	60,358	14,634	13,091	12,828	5,433	4,949	5,680	266,887	[2]	244,419	244,257

4,181	6,390	8,364	557	791	1,531	18	25	29	105	3	9	4,861		7,209	9,933

(1,680)	(2,460)	0	(33)	(3)	0	0	(2)	0	(45)	0	0	(1,758)		(2,465)	0

2,501	3,930	8,364	524	788	1,531	18	23	29	60	3	9	3,103		4,744	9,933

2,045	2,830	3,573	380	599	932	18	25	29	62	4	9	2,505		3,458	4,543

300	312	452	78	(184)	224	0	3	13	0	0	0	378		496	689

2,345	3,142	4,025	458	780	1,156	18	28	42	62	4	9	2,883		3,954	5,232

134	118	515	49	144	181	0	0	0	0	0	0	183		262	696

3,165	4,420	5,032	408	455	938	18	25	29	105	1	1	3,696		4,901	6,000

1,887	2,346	2,749	297	392	677	18	25	29	62	1	1	2,264		2,764	3,456

1.3	1.8	2.4	0.7	1.4	1.9	0.1	0.2	0.3	1.1	0.1	0.2	1.1		1.6	2.1

2.3	3.7	4.9	0.8	1.4	2.5	0.1	0.2	0.2	1.9	0.1	0.2	1.8		2.9	4.0

48.9	44.3	42.7	68.2	75.7	60.9	100.0	100.0	100.0	59.0	133.3	100.0	51.5		48.0	45.7

81.8	72.0	42.7	72.5	76.0	60.9	100.0	108.7	100.0	103.3	133.3	100.0	80.7		72.9	45.7

1.8	2.5	3.0	0.6	0.8	1.5	0.1	0.2	0.2	1.9	0.0	0.0	1.4		2.0	2.4

59.6	53.1	54.6	72.8	86.8	72.2	100.0	100.0	100.0	59.0	100.0	100.0	61.3		56.4	57.6

Financial Management
Market risk

Market risk

Market risk is the risk of loss arising from movements in market variables, including observable variables such as interest rates, exchange rates and equity markets, and others which may be only indirectly observable such as volatilities and correlations. The risk of price movements on securities and other obligations in tradable form, resulting from general credit and country risk factors and events specific to individual issuers, is also considered market risk.

Market risk is incurred primarily through our trading activities, which are centered in the Investment Bank. It arises from market-making, facilitation of client business and proprietary positions in equities, fixed income and interest rate products, foreign exchange and, to a lesser extent, precious metals and energy. There is more limited trading activity, mainly due to the facilitation of client business, in our Wealth Management operations.
Our Treasury department assumes market risk as a result of its balance sheet and capital management responsibilities. This includes the management of long-term interest rate risk transferred from other Business Groups, our structural foreign exchange positions, funding of non-business items such as property and investments, and the investment of our equity. Other market risks arising from non-trading activities, predominantly interest rate risk, arise in the Business Groups, most notably in the independent private banks which manage their own balance sheets and capital, although these positions are not significant to UBS as a whole.
Each Business Group has a Chief Risk Officer (CRO), reporting functionally to the Group CRO. They are responsible for independent control of market risk, including monitoring of exposures against limits, assessment of market risk in new businesses and products and in structured transactions, and ensuring the complete capture of market risk in risk measurement and reporting systems.
Market risk authority, including both approval of market risk limits and approval of market risks in large or complex transactions and securities underwriting, is vested in the Chairman’s Office and the GEB and from there is further delegated on an ad personam basis to the Group CRO and market risk officers in the Business Groups.

Risk measures

We apply market risk measures, limits and controls at the portfolio level, and we apply concentration limits and other controls, where necessary, to individual risk types, to particular books and to specific exposures.

Portfolio risk measures

The principal portfolio measures of market risk are Value at Risk (VaR), which is a measure of statistical loss, and stress loss.

They are applied to significant market risks, whether they arise in trading or non-trading portfolios.

VaR is an estimate of the potential loss on the current portfolio from adverse market movements. It expresses the “maximum” amount we might lose, but only to a certain level of confidence (99%) and there is therefore a specified statistical probability (1%) that the loss could be greater than our VaR estimate. Our VaR model assumes a certain “holding period” until positions can be closed (10 days) and it assumes that market moves occurring over this holding period will follow a similar pattern to those that have occurred over 10-day periods in the past. Our assessment of past movements is based on data for the past five years and we apply these historical changes in risk factors directly to our current positions, a method known as historical simulation. Our approach is consistent with the regulatory measure of market risk capital and has been approved by the Swiss Federal Banking Commission (SFBC), our main regulator.
VaR is a statistical measure of potential trading revenue volatility, and a change in the general level of VaR would normally be expected to lead to a corresponding change in the volatility of daily trading revenues. However, the 10-day VaR measure takes no account of the mitigating action that can be – and in practice is – taken in the event of adverse market moves, nor does it express the worst result that could occur as a result of extreme, unusual or unprecedented market conditions. The absolute level of VaR should not, therefore, be interpreted as the likely range of daily trading revenues. We also measure VaR based on a 1-day holding period to provide a closer estimate of the maximum daily mark to market loss we are likely to incur on the current portfolio under normal market conditions, with a larger loss being statistically likely only once in a hundred business days. We further analyze the results beyond the 99% confidence level – the tails of the distribution – to better understand the potential risks of the portfolio and to help identify risk concentrations.
While most major financial institutions employ VaR models to measure their market risk, institutions may use different confidence levels or holding periods, and may have different sources of historical data or use longer or shorter time series. In addition, they may model the risks on a different basis, for example by approximating the changes in individual risk factors as normally distributed with given volatilities and correlations (“variance / co-variance”) or by simulating more complex distributions for the risk factors (“Monte Carlo simulation”). Direct comparisons between VaR numbers produced by different institutions can therefore be misleading. Furthermore, conversions between different holding periods and confidence intervals typically rely on an assumption of sta-

Financial Management

tistical “normality”, which is generally not fully valid, and will therefore tend to under- or over-estimate the actual risk. This can be seen from the 1-day and 10-day VaR figures for our Investment Bank shown in the tables on page 61.

All VaR models, while forward-looking, are based on past events and are dependent upon the quality of available market data. The quality of the VaR model is therefore continuously monitored by backtesting the VaR results for trading books. In backtesting we compare the actual revenues arising from the previous day’s closing positions (“backtesting revenue”, which excludes non-trading revenues such as commissions and fees, and revenues from intraday trading) with the 1-day VaR calculated for the previous day on these same positions. If the revenue is negative and exceeds the 1-day VaR, a “backtesting exception” is considered to have occurred and must be investigated. When VaR is measured at a 99% confidence level, a backtesting exception is expected, on average, one day in a hundred. Internally, we also conduct a similar investigation for any exceptional revenues on the profit side of the VaR distribution and all backtesting results are reported to senior business management, the Group CRO and Business Group CROs. As required by regulation, backtesting exceptions are notified to our internal and external auditors and relevant regulators. Although we apply VaR measures to market risk positions arising in non-trading books (generally those carried at amortized cost), we do not backtest the results because the basis of risk measurement is not consistent with the basis of revenue recognition.
The VaR limit for UBS (based on 10-day VaR) is allocated among the Business Groups, the largest allocation being to the Investment Bank. Within the Business Groups, limits are allocated to lower organizational levels as necessary. The 10-day VaR measure is also the basis of our market risk regulatory capital requirement.
Stress loss is assessed against a standard set of forward-looking scenarios, using stress moves in market variables which are regularly reviewed and approved by the Group CRO. Stress events modeled in our standard scenarios include crises in equity, corporate bond and emerging markets, and severe currency and interest rate movements. They are kept under constant review and fine-tuned as necessary to reflect changing market and economic conditions. We also monitor our positions against more specific scenarios that target individual sectors or are based on current concerns. Market risk stress loss limits have been set for all Business Groups.
Most major financial institutions employ stress tests, but their approaches differ widely and there is no benchmark or industry standard in terms of stress scenarios or the way in which they are applied to an institution’s positions. Furthermore, the impact of a given stress scenario, even if measured in the same way across institutions, depends entirely on the make up of each institution’s portfolio, and a scenario highly applicable to one institution may have no relevance to another. Comparison of stress results between institutions can therefore be highly misleading, and for this reason we do not publish quantitative stress results but provide only qualitative analysis.

Change in VaR model

Over the past two years, growth in asset backed securities has outpaced other sectors in the fixed income markets. At the same time, our Investment Bank’s market share in this sector has grown, leading to an increase in exposure. These exposures were previously represented as corporate AAA securities in our VaR calculations, leading to an overstatement of credit spread risk, and a larger gap between our backtesting revenues and VaR than would generally be expected.
To better reflect the risk in VaR, we have increased the granularity of our risk representation of such securitized products. Having received approval from the SFBC in July 2004, we implemented the revised model during third quarter. As a result, the 10-day 99% confidence VaR reported for the Investment Bank declined notably and a retrospective impact analysis was published in third quarter. All numbers in the following tables are based on the revised model.

Concentration limits and other controls for trading books

The market risk VaR and stress loss limits are the principal portfolio controls on UBS’s exposure to day-to-day movements in market prices, but complementary controls are also applied to prevent undue risk concentrations, taking into account variations in price volatility and market depth and liquidity. They include controls on exposure to individual market risk variables, such as individual interest and exchange rates, and to single name issuers – “issuer risk” positions.
Issuer risk is the risk of loss on securities and other obligations in tradable form, arising from credit-related and other “events” and, ultimately, default and insolvency of the issuer or obligor. We take a comprehensive approach to measurement, including both debt and equity not only in physical form but also synthetic positions arising from forwards, options, default swaps and other derivatives. Positions are controlled in the context of the depth and liquidity of the market in which they are traded, and all material positions are kept under constant scrutiny in light of changing market conditions and specific public issuer information, including relative spread movements.
Issuer risk positions for issuers domiciled in countries subject to country ceilings are also included in the measurement of country risk.
We adopt prudent valuation standards, and apply valuation adjustments where appropriate to reflect expected loss. Valuation adjustments are also made for positions which rely on complex models for valuation or on models incorporating unobservable parameters – for further details see the critical accounting policies section in the financial report.

Financial Management
Market risk

Market risk developments – trading

The upturn in investor sentiment towards the end of 2003 continued into first quarter 2004, despite the expectation of higher interest rates. The start to the year also saw the fastest rate of global GDP growth in nearly two decades. However, increasing geopolitical uncertainty towards the end of the first quarter subdued investor sentiment, affecting equity and fixed income markets and energy prices.

The US dollar remained weak throughout the year and, despite central bank intervention, lost ground against major currencies, driven by concerns about the record US current account deficit and high oil prices. Oil prices increased substantially during 2004, reaching 21-year highs, following political uncertainty in the Middle East. This upward trend ceased towards the end of the year after better than expected oil inventory figures were released and the demand for heating oil fell, a reflection of mild weather in the US.
In the interest rate markets, major yield curves flattened over the second half of the year, and in particular US yields rose sharply during the second quarter of 2004 as the market anticipated the start of the Federal Reserve’s tightening cycle. Long-dated yields retreated in the third and fourth quarters as economic data releases showed moderate inflation and growth, but yields at the short end of the curve continued to increase through to the end of the year, driven by consecutive increases in the Fed Funds rate, totaling 125 basis points by year-end.
Investment grade credit spreads started the year at or near historically tight levels. They were marginally wider by the end of first quarter and remained at that level through to mid-year. By the end of third quarter spread compression had resumed with a strong post-US election rally in fourth quarter. Most of the tightening came at the lower end of the credit spectrum as investors searched for yield and, as a consequence, the high yield market was very active with inflationary pressures subdued, corporate profits buoyant, and default rates low.

Equity markets started the year well, but eased off towards the end of first quarter, affected by political uncertainty and a patch of soft US economic data over the summer months. Once the US election was over and better than expected corporate results were published in the final quarter, equity markets rallied strongly. The year as a whole also saw stronger equity issuance activity than in 2003.

As reported in fourth quarter 2003, we raised the VaR limit for the Group to CHF 750 million from CHF 600 million and for the Investment Bank to CHF 600 million from CHF 450 million in first quarter 2004. Market risk for the Investment Bank, as measured by 10-day 99% confidence VaR, ended the year at CHF 332 million and averaged CHF 358 million for 2004, in both cases a 13% increase on the 2003 values of CHF 295 million and CHF 317 million. While these increases are modest we have seen significant variations in the level of VaR during the year as we have continued to actively manage risk, responding to market conditions. Over the course of 2004 we

Financial Management

Investment Bank: Value at Risk (10-day 99% confidence)
	Year ended 31.12.04				Year ended 31.12.03
CHF million	Min.	Max.	Average	31.12.04	Min.	Max.	Average	31.12.03

Risk type

Equities	121	188	153	126	142	194	171	160

Interest rates	244	441	340	361	166	403	278	254

Foreign exchange	5	73	30	29	7	82	31	28

Other[1]	9	87	37	32	7	51	15	10

Diversification effect	[2]	[2]	(202)	(215)	[2]	[2]	(177)	(157)

Total	274	457	358	332	236	470	317	295

1 Includes precious metals and energy exposures. 2 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

UBS: Value at Risk (10-day 99% confidence)
As at 31.12.04		Year ended 31.12.04				Year ended 31.12.03
CHF million	Limits	Min.	Max.	Average	31.12.04	Min.	Max.	Average	31.12.03

Business Groups

Investment Bank	600	274	457	358	332	236	470	317	295

Wealth Management USA	50	12	27	17	16	8	21	14	17

Global Asset Management [1]	30	5	16	11	7	7	16	11	8

Wealth Management & Business Banking	5	1	1	1	1	1	5	2	1

Corporate Center [2,3]	150	35	69	47	38	40	83	58	49

Reserve	170

Diversification effect		[4]	[4]	(69)	(62)	[4]	[4]	(95)	(76)

Total	750	274	453	365	332	223	460	307	294

1 Only covers UBS positions in alternative & quantitative investment funds. 2 The private label banks are included in Wealth Management & Business Banking up to 30 June 2003 and in Corporate Center from 1 July 2003. 3 Includes interest rate exposures in the banking books of Treasury and, from 1 July 2003, the private label banks. 4 As the minimum and maximum occur on different days for different Business Groups, it is not meaningful to calculate a portfolio diversification effect.

UBS: Value at Risk (1-day 99% confidence)
	Year ended 31.12.04				Year ended 31.12.03
CHF million	Min.	Max.	Average	31.12.04	Min.	Max.	Average	31.12.03

Investment Bank	106	168	133	114	94	146	111	116

UBS	107	173	137	118	94	152	113	123

Financial Management
Market risk

have sometimes increased risk to take advantage of good trading opportunities, but have also reduced risk during periods of uncertainty.

Average interest rate VaR for the year increased to CHF 340 million from CHF 278 million in 2003, with a notable increase towards the end of the year as markets improved after the US elections. The main source of our interest rate VaR is the fixed income, rates and currencies business area, with increases primarily from credit spread exposures in industrialized markets and country spread exposures in emerging markets.
Equities VaR ended the year at CHF 126 million, CHF 34 million lower than the 2003 year-end figure of CHF 160 million, and averaged CHF 153 million compared to CHF 171 million for 2003. There was a significant fall in fourth quarter following the satisfactory conclusion of a number of arbitrage strategies.
In August 2004 UBS acquired Charles Schwab’s capital markets division, as a result of which UBS is now one of the top traders in NASDAQ securities. Whilst this led to substantial growth in the equities business there was little impact on VaR levels.
Stress loss for the Investment Bank, defined as the worst-case outcome from our standard scenarios, ended the year at similar levels to 2003. Like VaR, average stress loss for 2004 was higher than in 2003.
Market risk positions in other Business Groups and Corporate Center have only a marginal impact on total VaR, as can be seen from the table on the previous page.
UBS had no regulatory backtesting exceptions in 2004, despite periods of market volatility. Note that the revenues shown in the VaR and backtesting revenue chart are so-called “backtesting revenues” – they exclude non-trading revenues, such as commissions and fees, and revenues from intraday trading, which are not relevant in the context of backtesting. In the histogram we show these backtesting revenues alongside the daily revenues from all sources in the Investment Banking and Securities unit (“full revenues”).

Management of non-trading interest rate risk

Most material non-trading interest rate risks – the largest items being those arising from the Wealth Management & Business Banking Business Group – are transferred from the originating business units to one of the two centralized risk management units, Group Treasury or the Investment Bank’s Cash and Collateral Trading unit (CCT). They manage the risks exploiting UBS’s entire netting potential. The independent private banks are exceptions in that they manage their own non-trading interest rate risk, although the risk they hold is not material to UBS as a whole.

Risks from long-term Swiss franc transactions with fixed maturities are transferred to our Treasury department by individual back-to-back transactions. Risks from fixed maturity short-term Swiss franc and all non-Swiss franc transactions are generally transferred to CCT. Client current and savings accounts and many other products of Wealth Management & Business Banking have no contractual maturity date or direct market-linked rate, and their interest rate risk cannot be transferred by simple back-to-back transactions. Instead, they are transferred on a pooled basis via a “replication” portfolio – a portfolio of revolving transactions between the originating business unit and Treasury at market rates designed to approximate the average cash flow and re-pricing behavior of the pooled client transactions. The originating business units are thus immunized as far as possible against market interest rate movements, but retain and manage their product margins, while Treasury acquires market-based interest rate positions that can be managed within its approved limits. The structure and parameters of the replication portfolios are based on long-term market observations and client behavior and are reviewed periodically.

A significant amount of interest rate risk also arises from non-business related balance sheet items, such as the financing of bank property and equity investments in associated companies, and the investment of our own equity. The risk in most such non-business items is also transferred to Treasury through replicating portfolios, but in this case the replication is designed to approximate the desired funding or investment profile mandated by senior management.
In addition to the standard portfolio measures, VaR and stress loss, three key risk measures are applied to the interest rate risks managed by Treasury:
–	Interest rate sensitivity, which expresses the impact of a one basis point (0.01%) parallel rise in interest rates on the fair value (net present value) of the interest rate positions
–	Economic value sensitivity, which measures the potential change in fair value of Treasury’s interest rate positions resulting from a large instantaneous shock to interest rates
–	Net interest income at risk, which is defined as the potential change in net interest income resulting from adverse movements in interest rates over the next twelve months.
Interest rate sensitivity is a simple unit measure of sensitivity, which does not, in itself, provide an indication of potential loss. By contrast, the economic value sensitivity and net interest income at risk measures provide different, but complementary, views of potential loss from interest rate risk. Economic value sensitivity provides a long-term view covering the whole book, since it takes into account the present value of all future cash flows generated from existing balance sheet positions, whereas net interest income at risk considers only the re-pricing effect from positions maturing over the next twelve months, and thus provides a shorter-term view. In all three measures we assess the exposure both including and excluding the replication portfolio representing our equity. When this portfolio is excluded, the exposure under all three measures increases.
To the extent that Treasury needs to hedge its consolidated positions and exposures, it deals with the Investment

Financial Management

Bank’s trading units, which are the sole interface to the external markets for both cash and derivative transactions.

Interest rate risk development

While the equity held by the parent bank is invested predominantly in Swiss francs, we decided in 2002 to diversify the investment of equity at the overall Group level into a portfolio of major currencies, in order to reflect the significant increase in our business activities denominated in foreign currencies. Accordingly, the consolidated equity, which includes the equity of subsidiaries, is now invested not only in Swiss francs but also in US dollars and, to a lesser extent, euro and UK sterling. At 31 December 2004 the Swiss franc portfolio had an average duration of approximately 3.1 years and an interest rate sensitivity of CHF 6.60 million per basis point. For the US dollar portfolio, the duration was 4.3 years and its sensitivity CHF 4.98 million per basis point. For the euro portfolio the duration was 3.1 years and its sensitivity CHF 0.52 million per basis point and for the UK sterling portfolio the duration was 3.1 years and its sensitivity CHF 0.51 million per basis point.
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

The first table below shows the interest rate sensitivity of the Treasury book overall interest rate risk positions on 31 December 2004. The first total is the sensitivity including the equity replicating portfolio, while the final total, which is significantly larger, excludes this portfolio.
The second table below shows the change in risk under the economic value sensitivity and net interest income at risk measures between 31 December 2002 and 31 December 2004.
The net interest income at risk figure shown is the worst case among various interest rate scenarios that have been analyzed, and results from an assumed downward interest rate shock (parallel shift) of 200 basis points. On 31 December 2004, the difference in the projected outcome in this scenario from that projected in a constant market rate scenario represented a reduction of CHF 321 million in the year’s total net interest income, compared with a reduction of CHF 233 million on 31 December 2003.
Economic value sensitivity shows the effect of a 100 basis point adverse interest rate shock. On 31 December 2004, a 100 basis point upward shock of interest rates would lead to a CHF 1,214 million decline in fair value, compared with an exposure of CHF 1,169 million to the same scenario on 31 December 2003.

Interest rate sensitivity of the Treasury book
	As at 31.12.04
CHF thousands per basis point increase	Within 1 month	1 to 3 months	3 to 12 months	1 to 5 years	Over 5 years	Total

CHF	(166)	1	(87)	55	81	(116)

USD	52	(20)	0	(96)	649	585

EUR	12	(4)	24	123	19	174

GBP	1	(2)	(18)	0	474	455

JPY	2	0	0	(4)	0	(2)

Others	(1)	0	0	(1)	(2)	(4)

Total [1]	(100)	(25)	(81)	77	1,221	1,092

of which equity replicating portfolio (CHF)	35	14	211	3,616	2,728	6,604

of which equity replicating portfolio (USD)	13	3	90	1,791	3,081	4,978

of which equity replicating portfolio (EUR)	2	1	17	287	213	520

of which equity replicating portfolio (GBP)	2	1	15	287	203	508

Total equity replicating portfolio	52	19	333	5,981	6,225	12,610

Treasury book without replicating portfolio (total)	(152)	(44)	(414)	(5,904)	(5,004)	(11,518)

1 Total risk position includes adjustments of the replication portfolios for variable-rate products.

Change in risk under the two methodologies
	As at
CHF million	31.12.04	31.12.03	31.12.02

Net interest income at risk	(321)	(233)	(151)

Economic value sensitivity	(1,214)	(1,169)	(1,246)

Financial Management
Market risk

Management of non-trading currency risk

We report our results in Swiss francs, the currency of the country in which we are incorporated, but a substantial proportion of our assets and liabilities, revenues and costs arise in other currencies. Our corporate currency management activities are designed to protect UBS’s BIS Tier 1 capital ratio and expected future foreign currency earnings from adverse movements of the Swiss franc against the currencies of our assets, revenues and costs, while preserving the option to take advantage of opportunities which may arise.

To maintain the flexibility to divest foreign currency assets at any time without adverse currency impact, we match-fund where it is practical and efficient to do so, i.e. a US dollar asset is funded in US dollars, a euro asset in euros, etc. As noted above, at the Group level, the consolidated equity is invested in a diversified portfolio, broadly reflecting the currency distribution of our risk-weighted assets, in Swiss francs, US dollars, euro and UK sterling. This creates structural foreign currency exposures, the gains or losses on which are recorded through equity in the consolidated financial statements, leading to fluctuations in our capital base in line with the fluctuations in risk-weighted assets, thereby protecting our BIS Tier 1 capital ratio.
For financial accounting purposes, final profits or losses are translated each month from the original transaction currencies into Swiss francs at the prevailing rate at the end of the month. At the same time, Group Treasury centralizes profits or losses in foreign currencies and sells them into Swiss francs in order to reduce earnings volatility resulting from subsequent exchange rate movements. This monthly sell-down reduces the volatility in our Swiss franc results that would result from repeated re-translation, although it cannot protect the bank’s earnings against a sustained downward or upward move of one of the main currencies against the Swiss franc.

In order to protect our future Swiss franc net profits against adverse currency fluctuations we first make use of natural hedge opportunities. Such opportunities exist because, overall, the currency composition of our net profit shows stable patterns of specific short and long positions in core foreign currencies such as UK sterling, euros and US dollars, and because some foreign currency pairs demonstrate high and stable correlations. This combination is exploited by offsetting core positions in certain currencies.
Our Treasury department from time to time proactively hedges the remaining currency exposures, in accordance with the instructions of the CFO in line with policies approved by the GEB. Economic hedging strategies employed include a cost-efficient options purchase program, which provides a safety net against unfavorable currency fluctuations while preserving upside potential. We are, however, willing to accept, within clearly defined tolerances, a certain volatility in our financial results due to currency fluctuations. The hedge program has a time horizon of up to twelve months and is not restricted to the current financial year. Although intended to hedge future earnings, these transactions are considered open currency positions and are included in VaR for internal and regulatory capital purposes.
For 2004 the net currency impact on UBS’s Swiss franc financial net profit was significant but well within the agreed tolerances.

Non-trading currency risk VaR (10-day 99% confidence)
CHF million	2004	2003	2002

Minimum	2.2	0.7	0.7

Maximum	41.9	32.0	14.2

Average	17.2	12.3	3.0

End of period	3.5	28.3	0.7

Financial Management

Financial Management
Liquidity and funding management

Liquidity and funding management

UBS’s business activities generate asset and liability portfolios which are intrinsically highly diversified with respect to market, product and currency. This reduces our exposure to individual funding sources, and also provides a broad range of investment opportunities, which in turn reduces liquidity risk. We adopt a centralized approach to liquidity and funding management to exploit these advantages to the full.

The liquidity and funding process is undertaken jointly by Group Treasury and CCT. Treasury establishes a comprehensive control framework, while CCT undertakes operational cash and collateral management transactions within the established parameters. This centralized cash and collateral management structure permits tight control on both our global cash position and our stock of highly liquid securities.

Liquidity approach

Our approach to liquidity management, which covers all branches and subsidiaries, is to ensure that we will always have sufficient liquidity to meet liabilities when due, under both normal and stressed conditions, without compromising our ability to respond quickly to strategic market opportunities. Our integrated framework incorporates an assessment of all expected cash flows and the level of high-grade collateral that could be used for additional funding purposes. Risk limits are set by the GEB and monitored by Group Treasury. Compliance with the risk limits and actual credit liquidity exposures are regularly reported to the GEB. Moreover, detailed contingency plans have been developed for liquidity crisis management and have been incorporated into our global crisis management concept, which covers all types of crisis events. Regional committees monitor the markets in which UBS operates for potential threats and regularly report any findings to Treasury. In the event of a liquidity crisis, regional crisis task forces would implement contingency plans under the direction of senior management.

The liquidity position is assessed and managed under a variety of potential scenarios, giving due consideration to stress factors. The range of scenarios analyzed encompasses both normal market conditions and stressed conditions, and considers both UBS-specific and general market crises.
The starting point for these analyses is a breakdown of the contractual maturity of our assets and liabilities. This is displayed in note 29 to the financial statements, which shows the profile of UBS’s overall cash flow under a “business as usual” scenario on 31 December 2004.
We then consider the amount of secured contingency funding that could be raised from securities that are eligible for pledging at the major central banks, subject to crisis-lev-

el collateral margins. We do not take account of our additional stock of liquid securities that could be used to raise secured funding on the interbank market and it is assumed that no contingency funding would be raised on an unsecured basis.

The results constitute a worst-case scenario that comprises a simultaneous combination of severe impairments to UBS’s overall liquidity situation across all markets, currencies and products, which assumes, inter alia, that we would be unable to renew any of our unsecured debt, including all our maturing money market papers (outstanding volume CHF 79 billion on 31 December 2004). Such a scenario could occur if we were to suffer a severe downgrading of our credit ratings. We factor in potential liquidity outflows due to contingent liabilities, in particular those due to the drawdown of committed credit lines. Exposures to other contingent commitments, such as guarantees and letters of credit, are also included in this analysis, although they are not as vulnerable since they are generally not unconditional but, rather, are linked to other, independent conditions being fulfilled. The scenario also assumes that the crisis would engulf UBS’s source of retail deposits, thereby leading to heavy withdrawals from current accounts, savings accounts and deposits. Furthermore, access to the client collateral pool is assumed to be limited as a result of securities lending agreements being cancelled during such a crisis.
We regularly monitor unutilized committed credit facilities and latent liquidity risks that could materialize if we were to suffer a downgrading of our credit ratings. “Rating trigger” clauses, especially in derivative contracts, can result in an immediate cash outflow due to the unwinding of derivative positions, or the need to deliver additional collateral. Our contingent exposure arising directly from these rating triggers is judged not to be material.
While we engage in financial transactions that involve the utilization of non-consolidated special-purpose entities, our funding and liquidity capacity is not reliant upon these entities to any material extent. Additionally, should any or all of these financial channels become unusable, the impact on UBS’s liquidity resources would be insignificant. All of UBS’s major sources of liquidity are channeled through entities that are fully consolidated and are included in the scenario analyses described above.
We are continuing to strengthen our relationships with the major central banks, consistent with our general policy, which is to base our contingency plans on secured funding against pledges of high-quality collateral, rather than relying on third-party credit lines.

Financial Management
Liquidity and funding management

Funding sources and approach

With a broad diversification of funding sources (by market, product and currency), we maintain a well-balanced portfolio of liabilities, which generates a stable flow of financing and provides protection in the event of market disruptions. This, together with our centralized funding management, enables us to pursue a strategy to fund business activities at the lowest possible cost.

In this context, UBS’s strong domestic retail business is a very valuable, cost-efficient and reliable source of funding. Furthermore, through the establishment of short-, medium- and long-term funding programs in Europe, the US and Asia, we can provide specialized investments to our customers while efficiently raising funds globally from both institutional and private investors, minimizing our dependence on any particular source.
We plan our medium- and long-term funding activities by assessing the overall funding profile of the balance sheet, taking due account of the effective maturity of our asset base and the amount of maturing debt that will have to be replaced. We also factor in our ability to continue to fund our ongoing business activities through periods of difficult market conditions.
We make frequent use of asset-securitization structures, in particular in connection with the sale of corporate loans and retail mortgages. These do not, however, constitute a material portion of UBS’s funding activities and our funding status would not be significantly affected if capital markets were to become inaccessible for such securitization transactions. UBS has no long-term commitments to continue to purchase the types of assets being securitized.

The charts below show a breakdown by product type and by currency of our secured and unsecured funding as at 31 December 2004. UBS has a strong secured funding base that reduces our exposure to periods of stressed market conditions when the ability to raise unsecured funding could be temporarily restricted. Of our total funding, 43% was raised on a secured basis and 57% unsecured. The unsecured funding base is well diversified, with 15% of total funding stemming from savings and demand deposits, 11% each from time deposits and short-term interbank borrowing, 9% from long-term debt, 7% from money market papers and 4% from fiduciary deposits. Most of our funding is originated in US dollars, with major portions also being raised in Swiss francs and in euros, roughly mirroring the currency breakdown of our assets. Around 12% of our funding was denominated in other currencies (primarily UK sterling and Japanese yen). UBS does not rely on buying committed credit facilities from third-party banks, but instead we base our contingent funding sources on our ability to raise secured funding through the use of high-quality collateral.
At the beginning of 2004, UBS decided to adopt the newly created fair value option under IAS 39. As a consequence, a significant part of our long-term debt portfolio has been re-classified to financial liabilities designated at fair value. See note 18 to the financial statements for information concerning long-term debt.

Financial Management

Financial Management
Operational risk

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external causes, whether deliberate, accidental or natural. It is inherent in all our activities, not only in the business we conduct but also from the fact that we are a business – because we are an employer, we own and occupy property, and we hold assets, including information, belonging to ourselves and to our clients. Our approach to operational risk is not designed to eliminate risk per se but, rather, to contain it within acceptable levels, as determined by senior management, and to ensure that we have sufficient information to make informed decisions about additional controls, adjustments to controls, or risk mitigation efforts.

Operational risk framework

Every function, whether a front-end business or a control or logistics unit, must manage the operational risks that arise from its own activities. Because operational risk is all-pervasive, with a failure in one area potentially impacting many others, our framework is based on mutual oversight across all functions. To ensure the independence and objectivity of any risk decisions, overall governance authority lies with the Group CRO and Head of Operational Risk. In our Business Groups, we have integrated operational risk processes into the existing control and governance structures.

Every function defines its roles and responsibilities so that, collectively, they can ensure that there is adequate segregation of duties, complete coverage of risks and clear accountability. From this analysis, they develop control objectives and standards to protect our assets and interests, based on the types of operational risk event that might arise, ranging from every day reconciliation problems to potentially severe events such as fraud, and the potential impact of any such event. We recognize, however, that we cannot eliminate the risks completely, because errors and accidents will always happen, and that it may not always be cost effective to do so, even where it is theoretically possible. We therefore adopt a risk-based approach to the design and implementation of our internal control framework.
We monitor compliance with these controls and assess their operating effectiveness in several ways, including self-certification by staff, and evaluation of responses by Business Group management. Additionally, we track a wide-ranging set of metrics to provide potential early warning of increasing risk associated with non-attainment of our control objectives. These include numbers and characteristics (severity, size, age etc.) of, for example, client complaints and claims, deal cancellations and corrections, unreconciled items on cash and custody accounts, and systems failures.

As major operational risk events occur, we assess their causes and the implications for our control framework, whether or not they lead to direct financial loss. This includes non-UBS events that are relevant to our business if sufficient information is made public. In 2004, we conducted such investigations in response to a variety of internal and external events, among them customer complaints, virus attacks and power failures. It is important that we use all available information to test our control framework because, even if an internal event does not lead to a direct or indirect financial loss, it may indicate that our standards are not being complied with.

We also assess other sources of information such as internal and external audit findings.

Operational risk measurement

We maintain a database of financial events (both profits and losses) and their underlying causes, and use it in the quantitative modeling that will ultimately form the basis for our operational risk regulatory capital requirement under Basel II, for which we intend to use an advanced measurement approach. It is, however, important to understand that losses from a single event can arise in several ways, some of which may not translate directly into a monetary amount (for example losses caused by business disruption); that the impact of a loss may be large relative to its monetary amount (for example a regulatory fine); and that the level of risk at any time is not directly correlated to actual financial losses or their frequency of occurrence, which are, at best, only indicative.

As far as accounting for operational risks is concerned, many potential loss situations are identified before the probability, timing or amount of future expenditure are known with certainty. This uncertainty requires the exercise of judgement but it is best practice to make a provision, based on the best estimate of a liability, when it is probable that a payment will be required, even if the amount to be paid has not yet been exactly determined. Once we are able to quantify any potential operational risk more accurately, the corresponding provision is revised up or down.

Operational risk development

Operational risk has been high on our agenda throughout 2004 and will continue to be a priority for the foreseeable future. The appointment to the GEB of the Group CRO, who has overall responsibility for operational risk, alongside credit and market risk, is, in part, recognition of the importance we attach to the management and control of this risk. We

Financial Management
Operational risk

have experienced a number of incidents, the most prominent of which were cases related to bank notes trading and to US withholding tax, both reported in second quarter 2004. These have highlighted the challenges we face in managing a complex, integrated, fast changing, global business, particularly against the backdrop of heightened regulatory and public sensitivity to shortcomings in corporate processes.

Recently, we have launched a number of special initiatives under the overall supervision of the Group CRO, focusing on areas prone to regulatory lapses and failures of management oversight, in an effort to prevent recurrence of past errors and ensure that we meet our obligations to regulators and maintain the standards they expect of us. A broad education program is part of these initiatives.

Financial Management

Financial Management
Motor-Columbus

Motor-Columbus

The Atel Group, the operating arm of Motor-Columbus, is exposed to electricity price risk, interest rate risk, currency risk, credit risk, and other business risks.

Risk limits are allocated to individual risk categories and compliance with these limits is continuously monitored, the limits being periodically adjusted in the broad context of the company’s overall risk capacity.
A risk policy has been established and is monitored by a risk committee composed of executive management. It was approved by the Board of Directors of Atel and is reviewed and ratified by them annually. The policy sets out the principles for Atel’s business. It specifies requirements for entering into, measuring, managing and limiting risk in its business and the organization and responsibilities of risk management. The objective of the policy is to provide a reasonable balance between the business risks entered into and Atel’s earnings and risk-bearing shareholders’ equity.
A financial risk policy sets out the context of financial risk management in terms of content, organization and systems, with the objective of reducing financial risk, balancing the costs of hedging and the risks assumed. The responsible units manage their financial risks within the framework of this policy and limits defined for their area.

Energy price risk

Price risks in the energy business arise from, among others, price volatility, changing market prices and changing correlations between markets and products. Derivative financial instruments are used to hedge underlying physical transactions, subject to the risk policy.

Interest rate risk

Interest rate swaps are permitted to hedge capital markets interest rate exposure, with changes in fair value being reported in the income statement.

Currency risks

To minimize currency risk, Atel tries to offset operating income and expenses in foreign currencies. Any surplus is hedged through currency forwards and options within the framework of the financial risk policy.

Net investment in foreign subsidiaries is also subject to exchange rate movements, but differences in inflation rates tend to cancel out these changes over the longer term and for this reason Atel does not hedge investment in foreign subsidiaries.

Credit risk

Credit risk management is based on assessment of the creditworthiness of new contracting parties before entering into any transaction, giving rise to credit exposure, and continuous monitoring of creditworthiness and exposures thereafter. In the energy business, Atel only enters into transactions leading to credit exposure with counterparties that fulfill the criteria laid out in the risk policy. Concentration risk is minimized by the number of customers and their geographical distribution.

Financial assets reported in the balance sheet represent the maximum loss to Atel in the event of counterparty default at the balance sheet date.

69

Capital Management & the UBS Share

Our approach to capital management has been a trademark of UBS. It ensures attractive value creation for shareholders while protecting our strong capitalization and credit ratings.

Capital Management & the UBS Share
Capital management

Capital management

The approach we take to capital management is one of our trademarks. We dedicate ourselves to maintaining strong debt ratings and sound capital ratios (see capital strength box on the next page), assuring our position as one of the best-capitalized financial services firms in the world. Our strong capitalization allows us to invest in the growth of our businesses by making acquisitions or by growing organically. But in the absence of such opportunities, we will return any excess capital to our shareholders, while maintaining our BIS Tier 1 ratio at a high level.

When managing our capital, we monitor eligible and required capital. We also forecast their future development. Our dividend payments to shareholders and share buyback programs are the main tools with which we manage our capital base. That, along with the capital securities we issue, gives us the means to manage our Tier 1 and total capital ratios, helping us protect our strong capitalization and credit ratings while ensuring we continue to create sustainable value for shareholders.
BIS Tier 1 capital increased to CHF 31.1 billion on 31 December 2004 from CHF 29.8 billion on 31 December 2003, as the increase was mainly due to the net profit being higher than the accrued dividend and performed share purchases.

Distribution of cash to shareholders in 2004

We transferred a total of CHF 6.6 billion of free equity to our shareholders in 2004. The total amount was split between our dividend payment of CHF 2.8 billion made in April 2004 and the CHF 3.8 billion in shares we repurchased during 2004 for purposes of cancellation. For more details on our dividend payments, see page 76 of this section.

Capital securities

UBS placed CHF 2.0 billion in subordinated debt in public capital markets in 2004 to diversify the maturity profile of our capital securities. Outstanding Tier 2 capital securities accounted for CHF 5.0 billion of eligible capital on 31 December 2004. Additionally, we have USD 2.6 billion (CHF 3.0 billion) outstanding in trust preferred shares which count as Tier 1 capital under regulatory rules. Currently, no convertible debt on UBS shares is outstanding.

Capital requirement

The capital we are required to hold is determined by the credit risk we take weighted according to type of counterparty and collateral, as well as other asset and market risk positions based on VaR (for more details please refer to note 29 to the

Capital adequacy

	As at
CHF million, except ratios	31.12.04	31.12.03	31.12.02

BIS Tier 1 capital	31,051	29,765	27,047

of which hybrid Tier 1 capital [1]	2,963	3,224	3,182

BIS total capital	35,866	33,581	33,009

BIS Tier 1 capital ratio (%)	11.8	11.8	11.3

BIS total capital ratio (%)	13.6	13.3	13.8

Balance sheet assets	217,769	212,176	205,401

Off-balance sheet and other positions	28,205	21,456	18,122

Market risk positions	18,151	18,269	15,267

Total BIS risk-weighted assets	264,125	251,901	238,790

1 Trust preferred securities.

Capital Mgmt.& the UBS Share

financial statements). Most of our capital requirement arises from balance sheet assets. Off-balance sheet positions and market risk positions each represent less than 10% of risk-weighted assets and, correspondingly, of our total capital requirement.

The calculation of the capital requirement, as applicable to UBS under Swiss Federal Banking Commission (SFBC) regulations, differs in certain respects from the calculation under the Basel Capital Accord (BIS guidelines). The most important differences are:
–	where BIS guidelines apply a maximum risk weight of 100%, the SFBC applies risk weights above 100% to certain asset classes (for example real estate, fixed assets, intangibles, non-trading equity positions)
–	where the BIS guidelines apply a 20% risk weight to loans to OECD banks, the SFBC applies risk weights of 25% to 75%, depending on maturity.
On 31 December 2004, risk-weighted assets were CHF 264.1 billion, up 5% from CHF 251.9 billion a year earlier. The increase was mainly driven by higher capital requirements from our loan portfolio, especially at the Investment Bank, as well as an increase in our mortgage lending activities.

Capital ratios

The ratios we report measure capital adequacy by comparing our eligible capital (Tier 1 and total) with total risk-weighted assets. As a result of the differences in regulatory rules, UBS’s risk-weighted assets are higher, and our ratios of total capital and Tier 1 capital to risk-weighted assets, are lower, when calculated under the SFBC regulations than under BIS guidelines. UBS has always had total capital and Tier 1 capital well in excess of the minimum requirements of both the BIS and the SFBC.

The combined effect of the moderate increase in eligible Tier 1 capital and the growth in risk-weighted assets resulted in a BIS Tier 1 ratio of 11.8% at end-December 2004, unchanged from a year earlier. The total capital ratio increased to 13.6% at end-December 2004 from 13.3% on 31 December 2003.

Capital strength

Our financial stability stems from the fact that we are one of the best-capitalized banks in the world. We believe that this financial strength is a key part of our value proposition for both our clients and our investors.
In August 2004, Moody’s reaffirmed UBS’s Aa2 long-term, Prime-1 short-term, and B+ bank financial strength ratings and commented that “the ratings of UBS are solidly underpinned by the Group’s strong client franchises and healthy fundamentals. With leadership position in the majority of its core businesses, the Group’s mix of businesses is well diversified across products and regions, the majority of which benefit from good growth prospects despite being in mature and competitive industries and markets.” In November 2004, the rating agency Standard & Poor’s affirmed UBS’s AA+ long-term, and A-1+ short-term ratings and commented: “The ratings on Switzerland-based UBS AG reflect the bank’s strong market positions and franchises across a wide range of private banking and international securi-

ties activities. These support solid profitability, solid capitalization, and excellent liquidity.”
In December 2004, Fitch Ratings, the international rating agency, affirmed UBS’s AA+ / F1+ / A/B ratings and commented: “UBS’s long-term, short-term and individual ratings reflect its excellent private banking / wealth management franchise, diversified revenue structure, solid underlying profitability, sound asset quality, and its strong capitalization.”
UBS’s ratings remain among the best of any major globally active financial institution. Well capitalized, with strong and balanced cash-flow generation, and a well-controlled risk profile, UBS is one of the soundest financial institutions worldwide. UBS’s long-term credit ratings are shown in the table below. Each of these ratings reflects only the view of the applicable rating agency at the time the rating was issued, and any explanation of the significance of a rating may be obtained only from the rating agency. A security rating is not a recommendation to buy, sell or hold securities and each rating should be evaluated independently of any other rating. There is no assurance that any credit rating will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn entirely by the rating agency if, in the rating agency’s judgment, circumstances so warrant.

Long-term credit ratings

As at
	31.12.04	31.12.03	31.12.02

Fitch, London	AA+	AA+	AAA

Moody’s, New York	Aa2	Aa2	Aa2

Standard & Poor’s, New York	AA+	AA+	AA+

Capital Management & the UBS Share
Treasury shares

Treasury shares

Under IFRS accounting rules, UBS shares held for trading or non-trading purposes are recorded as treasury shares and deducted from shareholders’ equity. Our holding of treasury shares decreased to 103,524,971 or 9.2% of shares issued on 31 December 2004, from 111,360,692 or 9.4% on the same date a year ago. Of the currently held treasury shares, 39,935,094 are earmarked for cancellation whereas the other 63,589,877 cover employee share and option programs and, to a limited extent, market-making activities at the Investment Bank.

Treasury shares earmarked for cancellation (share buyback)

Strong earnings and careful management of our balance sheet allowed us to conduct a share buyback program for the fourth consecutive year in 2004 – giving us the opportunity to reduce the number of issued UBS shares, enhancing earnings per share. Under Swiss regulations, a company wishing to cancel shares must purchase them on the stock exchange under a special security code that clearly identifies to the market the time and quantity of shares repurchased for that specific purpose. As in previous years, we announced a maximum Swiss franc amount to be used for share purchases under the buyback program. Usage of the limit is determined by our capital management plan, which is adjusted throughout the year to reflect changes in business plans or acquisition opportunities. Our strong capitalization allows us to invest in the growth of our businesses by growing organically or making acquisitions. In the absence of such opportunities, we would return any excess capital to shareholders through share buybacks or dividends. UBS publishes the number of shares repurchased and the average price paid on a weekly basis on the internet at www.ubs.com/investors.

Share buyback program 2004 / 2005

At the Annual General Meeting on 15 April 2004, shareholders gave the Board of Directors a mandate to set up a repurchase program in 2004 / 2005 for a maximum amount of CHF 6 billion. At the AGM on 21 April 2005, shareholders will be asked to approve the cancellation of 39,935,094 shares representing a total value of CHF 3.5 billion under the program, which ended in early March 2005. The shares will be cancelled in summer 2005 following the approval of the Annual General Meeting on 21 April 2005.
The table below shows the impact on basic earnings per share of the purchase of treasury shares through the second line buyback program.

New second line buyback program 2005 / 2006

As we continue to generate strong cash flow, we intend to continue to repurchase shares for capital reduction purposes

Effect of second line buyback program on basic earnings per share (EPS)

	For the year ended

	31.12.04	31.12.03	31.12.02

Weighted average shares for basic EPS after treasury shares	1,052,914,417	1,116,953,623	1,208,586,678

Weighted average second trading line treasury shares	236,970,415	182,301,119	118,594,983

Basic EPS	7.68	5.59	2.92

Cumulative impact of treasury shares on basic EPS (CHF) [1]	1.41	0.79	0.26

Cumulative impact of treasury shares on basic EPS (%) [1]	18.4	14.1	8.9

1 From first share buyback program in 2000.

Capital Mgmt.& the UBS Share

under a second line buyback program. The new program will start from 8 March 2005 and will run until 7 March 2006. It will allow for a maximum of CHF 5 billion in shares to be repurchased under the program.

Treasury share holdings for employee participation plans

UBS shares are also purchased and held for satisfying share delivery obligations under UBS’s share and option-based participation plans that align the long-term interests of executives, managers, staff and shareholders. For share-based participation plans, UBS shares are purchased in the market and set aside for future distribution to employees once the holding period criteria have been met. For satisfying future share delivery obligations out of employee option plans, UBS shares are also purchased in the market and held to partially hedge the future obligations.

At year-end, a total of 100.9 million outstanding employee options at an average price of CHF 69 represented potential future share delivery obligations to employees, and which UBS mainly satisfies through the delivery of treasury shares purchased in the market. In 2004, a total of 29.4 million employee options were exercised and an additional 24.1 million new options were granted.

Treasury shares held by the Investment Bank

The Investment Bank, acting as liquidity provider to the equity futures market and as a market maker in UBS shares and derivatives, has issued derivatives linked to UBS stock. Most of these instruments are classified as cash-settled derivatives and are held for trading purposes only. For hedging the economic exposure, a limited number of UBS shares are held by the Investment Bank.

The presentation in the table below does not include movements in UBS share positions held by the Investment Bank.

Treasury shares – statutory limit

Under the Swiss Stock Exchange Act, treasury shares held by the company have to be reported once they rise above a certain threshold. In 2004, UBS holdings of its own shares were above the 5% threshold requiring disclosure. This was primarily due to shares repurchased for subsequent cancellation. For more information, refer to page 85 in the corporate governance report.

Treasury share activities

					Treasury shares purchased
					for employee share and
	Share buyback program				option participation plans		Total number of shares
	Number	Average	Remaining volume of share		Number	Average	Number	Average
Month of purchase	of shares	price in CHF	buyback program in CHF million		of shares	price in CHF	of shares	price in CHF

January 2004	2,775,000	90.25	2003 / 2004 program	484	328,414	86.84	3,103,414	89.89

February 2004	0	0.00	2003 / 2004 program	484	6,749	91.67	6,749	91.67

March 2004	0	0.00	2004 / 2005 program	6,000	17,787,364	94.32	17,787,364	94.32

April 2004	2,180,094	95.24	2004 / 2005 program	5,792	2,392,850	95.05	4,572,944	95.14

May 2004	2,750,000	91.81	2004 / 2005 program	5,540	11,688,596	91.14	14,438,596	91.27

June 2004	9,975,000	90.92	2004 / 2005 program	4,633	1,929,365	90.85	11,904,365	90.91

July 2004	8,765,000	86.21	2004 / 2005 program	3,877	725,308	88.14	9,490,308	86.36

August 2004	4,645,000	84.43	2004 / 2005 program	3,485	19,591	82.08	4,841,591	84.33

September 2004	7,300,000	88.29	2004 / 2005 program	2,841	164,430	89.06	7,464,430	88.30

October 2004	4,320,000	88.84	2004 / 2005 program	2,457	12,668	88.63	4,443,668	88.83

November 2004	0	0.00	2004 / 2005 program	2,457	6,287,543	93.05	6,287,543	93.05

December 2004	0	0.00	2004 / 2005 program	2,457	4,575,357	94.22	4,575,357	94.22

Note: This table excludes market-making and related hedging purchases by UBS. The table also excludes UBS shares purchased by investment funds managed by UBS for clients in accordance with specified investment strategies that are established by each individual fund manager acting independently of UBS and also excludes UBS shares purchased by pension and retirement benefit plans for UBS employees, which are managed by a board of UBS management and employee representatives in accordance with Swiss law guidelines. UBS’s pension and retirement benefit plans purchased 47,506 UBS shares during the year and held 2,493,173 UBS shares as of 31 December 2004.

					Maximum					Unutilised
					volume	Amount	Total shares		Average price	volume
Program	Announcement	Beginning	Expiration	Cancellation	CHF billion	CHF billion	purchased		CHF	CHF billion

2000 / 2001	14.12.99	17.01.00	02.03.01	13.07.01	4	4.0	55,265,349	[1]	72.37	0

2001 / 2002	22.02.01	05.03.01	05.03.02	05.07.02	5	2.3	28,818,690		79.46	2.7

2002 / 2003	14.02.01	06.03.02	08.10.02	10.07.03	5	5.0	67,700,000		73.84	0

2002 / 2003	09.10.02	11.10.02	05.03.03	10.07.03	3	0.5	8,270,080		64.07	2.5

2003 / 2004	18.02.03	06.03.03	05.03.04	30.06.04	5	4.5	59,482,000		75.93	0.5

2004 / 2005	10.02.04	08.03.04	07.03.05		6	3.5	39,935,094		88.72	2.5

1 Restated for stock split.

Capital Management & the UBS Share
Dividends

Dividends

UBS normally pays an annual dividend to shareholders registered as of the date of the Annual General Meeting (the record date). Payment is usually scheduled three business days thereafter.

Dividend 2003/2004

We were able, after the approval of the Annual General Meeting of shareholders on 15 April 2004, to pay a dividend of CHF 2.60 for year 2003, 30% higher than the previous year’s CHF 2.00. Shareholders in the US received a net dividend payment of USD 1.30 per share. The ex-dividend date was 16 April 2004. Payment took place on 20 April 2004 for shareholders of record on 15 April 2004.

Planned dividend for 2004

The Board of Directors will recommend at the Annual General Meeting on 21 April 2005 a dividend of CHF 3.00 per share for the 2004 financial year, 15.4% higher than last year’s dividend of CHF 2.60. This increase reflects the continuously high cash flow generation and strong equity base of the company, but also the fact that our shareholders have different preferences for receiving shareholder returns: some prefer cash dividends, some prefer share buybacks. By pursuing both avenues, we aim to attract and retain the widest, most diverse global shareholder base. UBS has a long-term record of paying stable or rising dividends. The decision on dividend payments falls under the authority of the AGM and is subject to shareholder approval. If the dividend is approved, the ex-dividend date will be 22 April 2005, with payment on 26 April 2005 for shareholders of record on 21 April 2005.

A single register exists for UBS ordinary shares, although it is split into two. There is a Swiss register, which is maintained by UBS acting as Swiss transfer agent, and a US register, which is maintained by Mellon Investor Services, as US transfer agent. A shareholder is entitled to hold shares registered in his / her name on either register and transfer shares from one register to the other upon giving proper instruction to the transfer agents.

For more details on “Shareholders’ participation rights” refer to page 104 in this report.

US shareholders

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

UBS pays dividends in Swiss francs. For UBS ordinary shares held in street name through The Depository Trust Company – a member of the US Federal Reserve System, a limited-purpose trust company under New York State banking law and a registered clearing agency with the Securities and Exchange Commission, any dividend will be converted into US dollars. Holders of UBS ordinary shares registered on the US register will receive dividend payments in US dollars unless they provide notice to Mellon Investor Services that they wish to receive dividend payments in Swiss francs.
UBS will fix the US dollar dividend amount on the basis of the DJ Interbank Foreign Exchange rate for sale of Swiss francs against US dollars on 22 April 2005.
Holders of UBS shares are subject to 35% withholding tax on dividends they receive from UBS. Shareholders in the US can normally reclaim part of this, bringing their tax rate down to 15%. Further disclosure relating to the taxation of US holders of UBS shares can be found in our Form 20-F, in section E of item 10.

Capital Mgmt.& the UBS Share

Capital Management & the UBS Share
The UBS share in 2004

The UBS share in 2004

UBS shares are listed on the Swiss (where they are traded on virt-x), New York and Tokyo stock exchanges. For a detailed definition of the UBS share (par value, type, rights of security), see page 85 of the Corporate Governance section.

Major equity markets staged a notable if uneven rise in 2004. A number of different factors drove market sentiment throughout the year. Corporate earnings remained strong and the global economy grew at a healthy rate. Still, investors remained wary of major central bank interest rate hikes and the possibility of major unforeseen geopolitical developments, especially following the Madrid bombing on 11 March and ahead of the US presidential election in November. Banking and financial stocks gained roughly in line with most key market indices in 2004. In the year, the DJ Stoxx Banks Index rose 10%, the DJIA gained 3%, the S&P 500 rose 9%, and the MSCI (World) Index 13%. The UBS share outpaced the overall market’s gains, closing the year 12.6% higher at CHF 95.35 – also outstripping its main benchmark, the DJ Stoxx Banks Europe Index.

Ticker symbols

Trading exchange	Bloomberg	Reuters

virt-x	UBSN VX	UBSN.VX

New York Stock Exchange	UBS US	UBS.N

Tokyo Stock Exchange	8657 JP	UBS.T

The first quarter started off with very high levels of investor confidence. It was widely assumed that banking shares would experience very strong earnings across their businesses in first quarter, giving them added drive. The UBS share tracked those developments, rising 14% in the first six weeks of the year.

In second quarter, however, investor optimism weakened as many became nervous after the Federal Reserve raised short-term rates. Although the UBS share reached its high for the year, CHF 98.35, on 13 April, it would fall 10.3% by the end of the quarter, to CHF 88.25.
In third quarter, the UBS share reached its low for the year, CHF 81.6, as markets continued to experience little movement. The share regained its momentum towards the end of the quarter after UBS’s second quarter results, making up for much of the declines in July and early August.
Equities staged a strong recovery in fourth quarter as the outcome of the US election reduced market anxieties. Between 2 November and the end of the year, for example, the S&P 500 rose 7.2%, shaking off any residual uncertainties over volatile commodity prices and the weakening of the US dollar against major currencies. Instead, investors became confident about the outlook for merger and acquisition activity and grew hopeful about a return to steadier equity market performances in 2005 and beyond. The UBS share rose 8.5% to CHF 95.35 as a result of improving general market conditions,

Capital Management & the UBS Share
The UBS share in 2004

and because of its positive third quarter earnings report, again slightly above expectations, in early November.

Share liquidity

During 2004, daily average volume in the UBS share on virt-x was 4.83 million shares. On NYSE, it was 294,000 shares. Because of the greater volume on virt-x, trading of UBS shares there is expected to remain the main factor determining the movement in our share price.

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

UBS share data

	As at
Registered shares	31.12.04	31.12.03	31.12.02

Total shares outstanding	1,126,858,177	1,183,046,764	1,256,297,678

Total shares ranking for dividend	1,086,923,083	1,126,339,764	1,182,262,598

Treasury shares	103,524,971	111,360,692	97,181,094

Weighted average shares (for basic EPS calculations)	1,052,914,417	1,116,953,623	1,208,586,678

Weighted average shares (for diluted EPS calculations)	1,081,961,360	1,138,800,625	1,223,383,942

	For the year ended
CHF	31.12.04	31.12.03	31.12.02

Earnings per share

Basic EPS	7.68	5.59	2.92

Diluted EPS	7.47	5.48	2.87

UBS shares and market capitalization

	As at			% change from
Number of shares, except where indicated	31.12.04	31.12.03	31.12.02	31.12.03

Total ordinary shares issued	1,126,858,177	1,183,046,764	1,256,297,678	(5)

Second trading line treasury shares

2002 first program			(67,700,000)

2002 second program			(6,335,080)

2003 program		(56,707,000)

2004 program	(39,935,094)

Shares outstanding for market capitalization	1,086,923,083	1,126,339,764	1,182,262,598	(3)

Share price (CHF)	95.35	84.70	67.20	13

Market capitalization (CHF million)	103,638	95,401	79,448	9

Total treasury shares	103,524,971	111,360,692	97,181,094	(7)

Capital Mgmt.& the UBS Share

Trading volumes

	For the year ended
1000 shares	31.12.04	31.12.03	31.12.02

SWX total (virt-x)	1,227,234	1,319,658	1,320,861

SWX daily average (virt-x)	4,832	5,279	5,221

NYSE total	73,994	66,201	46,318

NYSE daily average	294	263	184

Source: Reuters

Stock exchange prices1

	SWX Swiss Exchange			New York Stock Exchange [2]
	High (CHF)	Low (CHF)	Period end (CHF)	High (USD)	Low (USD)	Period end (USD)

2004	98.35	81.60	95.35	84.37	64.94	83.84

Fourth quarter 2004	96.35	84.00	95.35	84.37	70.10	83.84

December	96.35	93.25	95.35	84.37	81.22	83.84

November	94.45	87.50	92.10	81.60	73.06	81.00

October	90.15	84.00	86.30	72.62	70.10	72.49

Third quarter 2004	91.00	81.60	87.90	72.38	64.94	70.33

September	91.00	86.20	87.90	72.38	68.26	70.33

August	87.25	81.60	84.90	68.50	64.94	67.49

July	87.65	82.85	85.60	70.93	66.48	66.77

Second quarter 2004	98.35	88.25	88.25	76.05	68.89	71.06

June	92.30	88.25	88.25	74.79	70.82	71.06

May	91.35	88.90	89.90	74.53	68.89	72.10

April	98.35	91.25	92.15	76.05	69.65	70.80

First quarter 2004	97.05	85.70	94.10	79.25	67.92	74.49

March	97.05	91.65	94.10	75.94	71.94	74.49

February	96.90	89.65	93.30	79.25	71.65	74.01

January	91.25	85.70	90.25	73.04	67.92	71.67

2003	85.40	49.80	84.70	68.16	38.00	67.99

Fourth quarter 2003	85.40	74.85	84.70	68.16	57.54	67.99

Third quarter 2003	80.50	73.50	74.10	59.25	54.38	56.23

Second quarter 2003	75.75	58.90	75.35	58.35	43.58	55.40

First quarter 2003	72.10	49.80	57.50	51.86	38.00	42.70

2002	84.30	51.05	67.20	51.99	34.54	48.12

Fourth quarter 2002	75.45	51.05	67.20	50.88	34.54	48.12

Third quarter 2002	75.15	56.80	61.30	49.94	37.86	41.00

Second quarter 2002	84.15	69.80	74.85	51.99	46.90	49.89

First quarter 2002	84.30	73.00	82.80	50.50	43.27	49.75

2001	96.83	62.10	83.80	58.49	40.12	50.00

Fourth quarter 2001	86.85	69.70	83.80	52.83	43.23	50.00

Third quarter 2001	86.33	62.10	75.60	49.73	40.12	46.15

Second quarter 2001	92.00	77.50	85.83	51.47	44.87	47.02

First quarter 2001	96.83	72.33	83.17	58.49	43.02	47.68

2000	88.17	63.58	88.17	54.10	40.18	54.10

Fourth quarter 2000	88.17	71.17	88.17	54.10	40.18	54.10

Third quarter 2000	88.00	74.67	76.67	50.74	44.76	44.85

Second quarter 2000	83.33	69.83	79.67	50.66	42.99	48.67

First quarter 2000	72.83	63.58	72.83

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

79

Corporate Governance

UBS is committed to meeting high standards of corporate governance. Our corporate and executive bodies are organized in line with leading codes of best practice. The ultimate aim of our corporate governance is to lead UBS to success.

Corporate Governance
Introduction and principles

Introduction and principles

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

UBS fully complies with the standards established in the “Swiss Code of Best Practice for Corporate Governance” and the “SWX Swiss Exchange Directive on Information relating to Corporate Governance”, both effective since 1 July 2002. UBS also meets the New York Stock Exchange (NYSE) corporate governance standards applicable to listed foreign companies and complies with the overwhelming majority of the NYSE standards for US domestic issuers. The few exceptions, mainly due to different legal systems in Switzerland and the US relating to the role, responsibilities and authorities of the Board of Directors and the Annual General Meeting (AGM) are explained on pages 114–115. UBS complies with the applicable requirements of the US Sarbanes-Oxley Act of 2002, including the certification of UBS’s Annual Report on Form 20-F by the CEO and the CFO.
UBS operates under a strict dual Board structure, as mandated by Swiss banking law. The functions of Chairman of the Board of Directors (Chairman) and Group Chief Executive Officer (Group CEO) are conferred on two different people, thus providing separation of powers. This structure establishes checks and balances and creates an institutional independence of the Board of Directors from the day-to-day management of the firm, for which responsibility is conferred on the Group Executive Board. No member of one board may be a member of the other.

SWX Swiss Exchange Reporting on Corporate Governance

This Corporate Governance section contains the following information required by the SWX Swiss Exchange Directive on Information relating to Corporate Governance:
–	group structure and shareholders
–	capital structure
–	Board of Directors
–	senior management (Group Executive Board)
–	compensation, shareholdings and loans
–	shareholders’ participation rights
–	change of control and defense measures
–	auditors
–	information policy

This section summarizes the regulatory and supervisory environment of UBS in its principal locations of activity and describes how UBS complies with the NYSE listing standards on corporate governance. In addition, it provides a list of all members of the Group Managing Board and the Vice Chairmen of the Business Groups who, together with the GEB, form the senior leadership of the firm.

The chapter on executive compensation has been significantly enhanced, providing a broader picture of UBS’s overall compensation philosophy. It also provides information on how executive compensation decisions are made.

Corporate Governance

Corporate Governance
Group structure and shareholders

Group structure and shareholders

Under Swiss company law, UBS is organized as an “Aktiengesellschaft” (AG), a corporation that has issued shares of common stock to investors. UBS AG is the parent company of the UBS Group.

UBS Group legal entity structure

The legal entity structure of UBS is designed to support its businesses within an efficient legal, tax, regulatory and funding framework. None of the Business Groups of UBS or its Corporate Center operate through separate legal entities, but rather they generally operate out of the parent bank, UBS AG, through its branches worldwide.

The goal of this structure is to capitalize on the synergies offered by the use of a single legal platform and to enable the flexible and efficient use of capital.
Where it is either not possible or not efficient to operate out of the parent bank, usually due to local legal, tax or regulatory rules or as a result of additional legal entities joining the UBS Group through acquisition, businesses operate through local subsidiaries. The significant operating subsidiary companies of the Group are listed in note 36 to the financial statements.

Operational Group structure

The four Business Groups – Wealth Management & Business Banking (with its two business units Wealth Management and Business Banking Switzerland), Global Asset Management, Investment Bank, Wealth Management USA, – together with the Corporate Center (comprising the two units Private Banks & GAM and Corporate Functions), form the operational structure of the Group’s financial businesses. Performance is reported according to this structure (see the Financial Report 2004). A description of the Business Groups and their strategy, structure, organization, products and services is contained in this Handbook on pages 18-40. In addition, the UBS Group accounts contain a separate reporting segment called Industrial Holdings, which was created in 2004 following the full consolidation of Motor-Columbus into the financial statements. This allows UBS to maintain continuity in the presentation and analysis of the core financial businesses.

Listed and non-listed companies belonging to the Group

Motor-Columbus AG, Baden (Switzerland), listed on the SWX Swiss Exchange, share capital CHF 253 million, capitalization on 31 December 2004 CHF 2,464.2 million, UBS stake

55.6%, Valor No 212427/ ISIN CH0002124276, was fully consolidated in UBS’s financial statements in third quarter 2004 following the acquisition of a majority stake on 1 July 2004.

The UBS Group includes a great number of other subsidiaries, none of which, however, is listed. For details of significant subsidiaries see note 36 to the financial statements.

Significant shareholders

Chase Nominees Ltd., London, acting in its capacity as a nominee for other investors, was registered with 8.76% of all shares issued as of 31 December 2004, compared to 8.27% at year-end 2003 and 7.68% at year-end 2002. DTC (Cede & Co.), New York, the US securities clearing organization “The Depository Trust Company”, was registered as a shareholder for a great number of beneficial owners with 5.77% of all shares issued as of 31 December 2004 (4.54% as of 31 December 2003). According to UBS’s Regulation on the Registration of Shares, voting rights of nominees are restricted to 5%, while clearing and settlement organizations are exempt from this restriction. No other shareholders hold more than 5% of all shares issued. Ownership of UBS shares is widely spread. The tables on the next page provide information about the distribution by category of shareholders and by geography. This information relates only to registered shareholders and cannot be assumed to be representative of the entire UBS investor base. Only registered shareholders are entitled to exercise voting rights.

Under the Swiss Stock Exchange Act, anyone holding shares in a company listed in Switzerland has to notify the company and the stock exchange if the holding attains, falls below or exceeds the following thresholds: 5, 10, 20, 33 1/3, 50, or 66 2/3% of the voting rights, whether they are exercisable or not. The methodology for calculating the limit is defined in the Ordinance of the Swiss Federal Banking Commission on the Stock Exchange (disclosure of shareholdings) and includes, among others, securities lending and share acquisition rights that provide entitlement for the future acquisition of shares. Since 13 September 2002, UBS’s holdings of its own shares have been above the 5% threshold requiring disclosure under the Swiss Stock Exchange law. Primarily due to share repurchases for subsequent cancellation, UBS’s holdings surpassed the 10% limit as of 19 May 2004

Corporate Governance
Group structure and shareholders

and dropped below 10% on 30 June following the cancellation of 59.5 million shares repurchased under the 2003 / 2004 share buyback program. Press releases were issued on 24 May and 5 July in that respect. On 30 June 2004, UBS’s holdings consisted of 6.7% of its own shares, and an additional 0.5% of its own shares through derivatives. UBS’s position in its own shares stood at between 5 and 10% for the remainder of the year.

At year-end, UBS’s holdings in its own shares were 9.2% of the total share capital in the form of shares, and potentially 0.5% through derivatives.

Cross shareholdings

UBS has no cross shareholdings in excess of a reciprocal 5% of capital or voting rights with any other company.

Distribution of UBS shares

As at 31.12.04	Shareholders registered			Shares registered
Number of shares registered	Number		%	Number		% of shares issued

1-100	46,251		23.4	2,514,386		0.2

101-1,000	119,281		60.4	45,141,727		4.0

1,001-10,000	29,521		14.9	73,491,491		6.5

10,001-100,000	2,169		1.1	55,337,923		4.9

100,001-1,000,000	307		0.2	89,014,495		7.9

1,000,001-5,000,000	60		0.0	127,633,553		11.4

5,000,001-11,268,581 (1%)	9		0.0	59,454,323		5.3

1-2%	2		0.0	25,692,118		2.3

2-3%	2		0.0	51,996,111		4.6

3-4%	0		0.0	0		0.0

4-5%	0		0.0	0		0.0

Over 5%	2	[1]	0.0	163,797,441		14.5

Total registered	197,610		100.0	694,073,568		61.6

Unregistered [2]				432,784,609		38.4

Total shares issued				1,126,858,177	[3]	100.0

1 As at 31.12.2004, Chase Nominees Ltd., London, was entered as a trustee / nominee holding 8.76% of all shares issued. DTC (Cede & Co.), New York, the US securities clearing organization, was registered with 5.77% of all shares issued. 2 Shares not entered in the share register at 31 December 2004. 3 175,640,888 shares entered in the share register do not carry voting rights.

Shareholders: type and distribution

	Shareholders		Shares
As at 31.12.04	Number	%	Number	%

Individual shareholders	189,921	96.1	145,519,936	12.9

Legal entities	7,130	3.6	164,503,084	14.6

Nominees, fiduciaries	559	0.3	384,050,548	34.1

Unregistered			432,784,609	38.4

Total	197,610	100.0	1,126,858,177	100.0

Switzerland	180,333	91.3	284,751,706	25.3

Europe	11,877	6.0	240,102,269	21.3

North America	2,747	1.4	120,416,197	10.7

Other countries	2,653	1.3	48,803,396	4.3

Unregistered			432,784,609	38.4

Total	197,610	100.0	1,126,858,177	100.0

Corporate Governance

Corporate Governance
Capital structure

Capital structure

UBS is committed to capital management that is driven by shareholder value considerations. At the same time, UBS is dedicated to remaining one of the best-capitalized financial services firms in the world.

Capital

Under Swiss company law, shareholders have to approve in a shareholders’ meeting any increase in the total number of issued shares, which may be an ordinary share capital increase or the creation of conditional or authorized capital. At year-end 2004, the ordinary share capital was CHF 901,486,541.60.

At the Annual General Meeting on 15 April 2004 shareholders gave the Board of Directors a mandate to continue a repurchase program during 2004 / 2005 for a maximum amount of CHF 6 billion. At the AGM on 21 April 2005, shareholders will be asked to approve the cancellation of 39,935,094 shares repurchased under this program and to reduce the ordinary share capital accordingly.

Conditional and authorized share capital

At year-end 2004, conditional share capital totaled CHF 2,826,409.60, corresponding to a maximum of 3,533,012 shares. The conditional capital was created in 2000 in connection with the acquisition of Paine Webber Group Inc. for the purpose of covering option rights granted by the PaineWebber Group to its employees. The subscription ratio, time limits and further details of these options were determined by PaineWebber before the merger and were assumed by UBS. Options under these plans are exercisable at any time between their vesting and the expiry date. Shareholders’ pre-emptive rights are excluded. During 2004, options with respect to 3,293,413 shares were exercised under these plans, and 45,327 options expired without being exercised.
UBS has no further approval from shareholders to issue new shares under conditional or authorized capital.

Changes of shareholders’ equity

Shareholders’ equity for the Group amounted to CHF 34,978 million on 31 December 2004, down 1% from a year earlier. For all details on changes in shareholders equity over the last three years, please refer to page 86 of the Financial Report 2004.

Shares, participation and bonus certificates, capital securities

UBS shares are issued as Global Registered Shares. Each share has a par value of CHF 0.80 and carries one vote. Voting rights may, however, only be exercised if the holder expressly declares having acquired these shares in his own name and for his own account. Global Registered Shares provide direct and equal ownership for all shareholders, irrespective of the country and stock exchange where they are traded. For details see the Shareholders’ participation rights section on pages 104-105 of this Handbook.

As at 31 December 2004, 518,432,680 shares carried voting rights, 175,640,888 shares were entered in the share register without voting rights, and 432,784,609 shares were not registered. All 1,126,858,177 shares were fully paid up, and 1,086,923,083 shares were ranking for dividends. There are no preferential rights for individual shareholders.
UBS has not issued any participation certificates or bonus certificates.
UBS placed CHF 1,946 million in subordinated debt in public capital markets in 2004 to diversify its capital securities maturity profile. Outstanding Tier 2 capital securities accounted for CHF 5.0 billion in eligible capital as at 31 December 2004. Additionally, UBS has USD 2,600 million (CHF 2,963 million)

Ordinary share capital

	Share capital in CHF	Number of shares	Par value in CHF

As at 31 December 2003	946,437,411	1,183,046,764	0.8

Share repurchase program 2003 / 2004: cancellation of shares upon AGM decision of 15 April 2004	(47,585,600)	(59,482,000)	0.8

Options exercised from conditional capital	2,634,731	3,293,413	0.8

As at 31 December 2004	901,486,542	1,126,858,177	0.8

Corporate Governance
Capital structure

in trust preferred shares outstanding which count as Tier 1 capital under regulatory rules.

Limitation on transferability and nominee registration

UBS does not apply any restrictions or limitations on the transferability of its shares. Shares registered according to the provisions in the Articles of Association (express declaration of beneficial ownership) may be voted without any limit in scope.

UBS has issued special provisions for the registration of fiduciaries / nominees. Fiduciaries / nominees are entered in the share register with voting rights up to a total of 5% of all shares issued, if they agree to disclose, upon request from the firm, beneficial owners holding 0.3% or more of all UBS shares. An exception to the 5% rule exists for securities clearing organizations such as The Depository Trust Company (DTC) in New York and SegaInterSettle (SIS) in Switzerland.

Convertible bonds and options

UBS currently has no convertible debt on UBS shares outstanding. The only options outstanding were 100,907,354 employee options on UBS shares as reported in note 32c to the financial statements. For a total of 3,533,012 of those options, exercise will be satisfied through the creation of newly issued shares (conditional capital). Share capital would therefore be increased by a maximum of CHF 2,826,409.60. For the other employee options, exercise would be satisfied by the delivery of already issued treasury shares.

The Investment Bank, acting as liquidity provider to the equity futures market and as a market maker in UBS shares and derivatives, has issued derivatives linked to UBS stock. Most of these instruments are classified as cash-settled derivatives and are held for trading purposes only. For hedging the economic exposure, a limited number of UBS shares are held by the Investment Bank.

Corporate Governance

Corporate Governance
Board of Directors

Board of Directors

The Board of Directors is the most senior body with ultimate responsibility for the strategy and management of the company and for the supervision of its executive management. The shareholders elect each member of the Board, which appoints the Chairman, the Vice Chairmen and the various Board Committees.

Members of the Board of Directors

The table below provides information on the composition of the Board of Directors as at 31 December 2004. It shows each member’s functions in UBS, nationality, year of initial appointment to the Board and current term of office, professional history and education, date of birth, and other activities and functions such as mandates on boards of important corporations, organizations and foundations, permanent functions for important interest groups and official functions and political mandates.

As of the AGM held on 15 April 2004, Johannes A. de Gier stepped down from the Board due to his new function as Chairman of SBC Wealth Management, the holding company established in 2003 within the UBS Group combining the independent private banks and GAM. Hans Peter Ming, who had reached retirement age, did not stand for re-election. Helmut Panke and Peter Spuhler were newly elected to the Board.

Marcel Ospel		Professional history, education and date of birth
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

Other activities and functions
Mandates on Boards of important corporations, organizations and foundations:
Marcel Ospel is a member of the International Capital Markets Advisory Committee of the Federal Reserve Bank of New York, and holds mandates with the Monetary Authority of Singapore’s International Advisory Panel and the International Monetary Conference. He is a trustee of the Foundation Board of the Patronate Committee for the Basel Museums of Art, and of the Committee for the Museum of Antiques, Basel, and is the Chairman of the “Optimus Foundation”, a charitable foundation administered by UBS. Permanent functions for important interest groups
Marcel Ospel is the treasurer of “Economiesuisse”, the Swiss business federation, Zurich, and is a member of the European Financial Services Round Table, Brussels.

Address	UBS AG Bahnhofstrasse 45 CH-8098 Zurich

Function in UBS	Chairman

Nationality	Swiss

Year of initial appointment	2001

Current term of office runs until	2005 (proposed for re-election at the AGM 2005)

Professional history, education and date of birth
Alberto Togni	Alberto Togni has been with UBS and SBC since 1959. From 1994 to 1997 he was Chief Risk Officer and a member of the Group Executive Committee of Swiss Bank Corporation (SBC). He previously held various functions in the Commercial division, becoming its head in 1993. In 1981 he was named member of the Executive Board. Prior to that, he assumed different management roles in Zurich, New York,Tokyo and as representative for the Middle East in Beirut, after professional training and various assignments with SBC in Lausanne, New York and Zurich. Mr. Togni graduated from the New York Institute of Finance. He was born on 30 October 1938.

Other activities and functions
Mandates on Boards of important corporations, organizations and foundations:
 Alberto Togni is the Chairman of the Board of the Helmut Horten Foundation, Croglio (Ticino, Switzerland).

Address	UBS AG Bahnhofstrasse 45 CH-8098 Zurich

Function in UBS	Executive Vice Chairman

Nationality	Swiss

Year of initial appointment	1998

Current term of office runs until	2005 (not standing for re-election)

Corporate Governance
Board of Directors

Stephan Haeringer		Professional history, education and date of birth
Before being elected to the Board of Directors in 2004, Stephan Haeringer was Deputy President of the Group Executive Board, a position he held between 2002 and 2004. Between 2000 and 2002, he was CEO of UBS Switzerland and the Private and Corporate Clients business. In 1998, following the UBS-SBC merger, he was appointed the Division Head of Private and Corporate Clients. He originally joined the former Union Bank of Switzerland in 1967, assuming a broad variety of responsibilities within the firm - among them Chief Executive Officer Region Switzerland, Division Head Private Banking and Institutional Asset Management and Head of the Financial Division. Between 1967 and 1988, Mr. Haeringer was assigned various management roles in the areas of Investment Counseling, Specialized Investments, Portfolio Management, Securities Administration and Collateral Loans. He received professional training at Williams de Broe Hill Chaplin & Cie, London, and at Goldman Sachs & Co. and Brown Brothers Harriman in New York. Mr. Haeringer was born on 6 December 1946.

Other activities and functions
Mandates on Boards of important corporations, organizations and foundations:
Stephan Haeringer is a member of the Board of the Helmut Horten Foundation, Croglio (Ticino, Switzerland), and a member of the Board Committee of the Zurich Chamber of Commerce.

Address	UBS AG Bahnhofstrasse 45 CH-8098 Zurich

Function in UBS	Executive Vice Chairman

Nationality	Swiss

Year of initial appointment	2004

Current term of office runs until	2007

Peter Böckli		Professional history, education and date of birth
Peter Böckli, non-executive Vice Chairman since 2002, has been a member of the Board of Directors of UBS and its predecessor Swiss Bank Corporation since 1985. He has been a partner in the law office of Böckli Bodmer & Partners since 1981 and was a part-time professor of tax and business law at the University of Basel from 1995 to 2001. From 1963 to 1981 he was an attorney-at-law in New York, Paris and Basel. Mr. Böckli graduated as doctor iuris from the University of Basel and as an attorney-at-law and is a non-resident member of the Association of the Bar of the City of New York. He was born on 7 May 1936.

Other activities and functions
Mandates on Boards of important corporations, organizations and foundations:
Peter Böckli is a member of the Board of Directors of Nestlé S.A., Vevey (Switzerland). He is Vice Chairman of the Board of Manufacture des Montres Rolex S.A., Bienne (Switzerland), and is the Secretary of the Board of Trustees of the Wilhelm Doerenkamp Foundation, Chur (Switzerland), and a member of the Board of Trustees of the Holler Foundation, Munich (Germany).
Official functions and political mandates:
 Peter Böckli acts as an expert advising the Swiss Federal Government on various legislative projects.

Address	Böckli Bodmer & Partners St. Jakobsstrasse 41 CH-4002 Basel

Functions in UBS	Non-executive Vice Chairman Chairman of the Nominating Committee

Nationality	Swiss

Year of initial appointment	1998

Current term of office runs until	2006

Ernesto Bertarelli		Professional history, education and date of birth
Ernesto Bertarelli has been the Chief Executive Officer of Serono International SA, Geneva, since 1996. He started his career with Serono in 1985 and held several positions in sales and marketing. Prior to his appointment as CEO, he served for five years as Deputy CEO. Mr. Bertarelli holds a bachelor of science from the Babson College Boston and a Harvard MBA. He was born on 22 September 1965.

Other activities and functions
Mandates on Boards of important corporations, organizations and foundations:
		Ernesto Bertarelli has been the Vice Chairman of the Board of Serono S.A., Coinsins (Switzerland), since 1991. He is the Chairman of Bertarelli & Cie., Chéserex (Switzerland), of Kedge Capital Partners Ltd., Jersey, of Team Alinghi SA, Ecublens (Switzerland), and of Alinghi Holdings Ltd, Jersey. He holds various board mandates in professional organizations of the biotech and pharmaceutical industries.

Address	Serono International SA Chemin des Mines 15bis CH-1211 Geneva 20

Function in UBS	Member of the Board

Nationality	Swiss

Year of initial appointment	2002

Current term of office runs until	2006

Sir Peter Davis		Professional history, education and date of birth
Sir Peter Davis was Group Chief Executive Officer / Chairman of J Sainsbury plc, London between 2000 and 2004. He was the Group Chief Executive of Prudential plc from 1995 to 2000 and Chief Executive and Chairman of Reed International and Chairman of Reed Elsevier (following the merger of Reed International with Elsevier) from 1986 to 1995. From 1976 to 1986, he had responsibility for all buying and marketing operations at J Sainsbury plc. Prior to that he served as Marketing Director and Managing Director for Key Markets, part of Fitch Lovell Ltd., and as Marketing and Sales manager at General Foods Ltd., Banbury (United Kingdom). He is today a company director and investor. Mr. Davis was educated at Shrewsbury School, graduated from the Chartered Institute of Marketing and holds an Hon LL.D (Dr Law) from Exeter University. He was born on 23 December 1941.

Other activities and functions
Mandates on Boards of important corporations, organizations and foundations:
Sir Peter Davis is a member of the Board of the Royal Opera House, London and a member of the Con federation of British Industry (CBI), London.
Official functions and political mandates:
Sir Peter Davis is the Chairman of the Employers’ Task Force on Pensions, London.

Address	41 Bloomfield Terrace, London SW1W 8BQ

Functions in UBS	Member of the Audit Committee Member of the Compensation Committee Member of the Nominating Committee

Nationality	British

Year of initial appointment	2001

Current term of office runs until	2007

Corporate Governance

Rolf A. Meyer		Professional history, education and date of birth
Rolf A. Meyer has been a member of the Boards of UBS and its predecessor Union Bank of Switzerland since 1992. He was Chairman and CEO of Ciba Specialty Chemicals Ltd. until November 2000. He first joined Ciba-Geigy Group in 1973 as a financial analyst, and subsequently became Group Company Controller in Johannesburg, South Africa, Head of Strategic Planning and Control in Basel, Head of Finance and Information Systems in Ardsley, N.Y., and later Chief Financial Officer of the Group. After the merger of Ciba-Geigy and Sandoz to create Novartis, he led the spin-off of Ciba Specialty Chemicals. He is today a company director. Mr. Meyer graduated in Political Science (Ph.D.) and holds a Master of Business Administration. He was born on 31 October 1943.

Other activities and functions
Mandates on Boards of important corporations, organizations and foundations:
Rolf A. Meyer is a member of the Board of DKSH AG (Diethelm Keller Siber Hegner), Zurich, and is the Chairman of its Audit and Finance Committee.

Address	Heiniweidstrasse 18 CH-8806 Bäch

Functions in UBS	Chairman of the Compensation Committee Member of the Audit Committee

Nationality	Swiss

Year of initial appointment	1998

Current term of office runs until	2006

Helmut Panke		Professional history, education and date of birth
Helmut Panke has been Chairman of the Board of Management of BMW AG, Munich, since May 2002. He has been with the company since 1982, when he joined as head of Planning and Controlling in the Research and Development Division. He subsequently assumed management functions in corporate planning, organization and corporate strategy. Before his appointment as Chairman, he was a member of BMW’s Board of Management from 1996. Between 1993 and 1996, he was Chairman and CEO of BMW Holding Corporation in the US. Mr. Panke graduated from the University of Munich with a doctoral degree in physics (Ph.D.) and was assigned to the University of Munich and the Swiss Institute for Nuclear Research before joining McKinsey in Düsseldorf and Munich as a consultant. He was born on 31 August 1946.

Other activities and functions
Mandates on Boards of important corporations, organizations and foundations:
Helmut Panke is a member of the Board of Directors of Microsoft Corporation, Redmond, WA (USA) and is a member of the Board of Trustees of the BMW Foundation Herbert Quandt.
Permanent functions for important interest groups:
Helmut Panke is a member of the Board of Directors of ACEA, the Association des Constructeurs Européens d’Automobiles, Belgium, of VDA, the association of the German automobile industry, and of the American Chamber of Commerce in Germany.

Address	BMW Group Knorrstrasse 147 D-80788 Munich

Function in UBS	Member of the Nominating Committee.

Nationality	German

Year of initial appointment	2004

Current term of office runs until	2007

Peter Spuhler		Professional history, education and date of birth
Peter Spuhler is the owner of Stadler Rail AG (Switzerland), which he acquired in 1989 when it was a small firm with 18 employees. Today the Stadler Rail Group has more than 1,000 staff and is an internationally successful light railway vehicle business. Since 1997 Peter Spuhler has taken over a number of companies and founded new units within the Stadler Rail Group, mainly in Switzerland and in Germany. Mr. Spuhler joined Stadler Ltd. in 1987 as an employee after studying economics at the University of St. Gallen. He was born on 9 January 1959.

Other activities and functions
Mandates on Boards of important corporations, organizations and foundations:
Peter Spuhler is Chairman of Stadler Rail Ltd. and of Stadler Bussnang Ltd., as well as of various companies within the Stadler Rail Group. Permanent functions for important interest groups:
He is Vice President of LITRA, a Swiss organization providing information services in the interests of public transport, Berne.
Official functions and political mandates:
Peter Spuhler is a member of the Lower House of the Swiss Parliament (Nationalrat).

Address	Stadler Bussnang AG Bahnhofplatz 9565 Bussnang

Function in UBS	Member of the Compensation Committee

Nationality	Swiss

Year of initial appointment	2004

Current term of office runs until	2007

Lawrence A. Weinbach	Professional history, education and date of birth
Lawrence A. Weinbach was the Chairman, President and CEO of Unisys Corporation from 1997 to 2004. As of 1 January 2005 he stepped down as President and CEO, concentrating on the function of Executive Chairman. From 1961 to 1997 he was with Arthur Andersen / Andersen Worldwide as Managing Partner, and was Chief Executive of Andersen Worldwide from 1989 to 1997, Chief Operating Officer from 1987 to 1989, and Managing Partner of the New York office from 1983. He was elected to partnership at Arthur Andersen in 1970 and became Managing Partner of the Stamford, Connecticut, office in 1974 and Partner in charge of the accounting and audit practice in New York from 1980 to 1983. Mr. Weinbach is a Certified Public Accountant and holds a bachelor of science in Economics from the Wharton School of the University of Pennsylvania. He was born on 8 January 1940.

Other activities and functions
Mandates on Boards of important corporations, organizations and foundations:
Lawrence A. Weinbach is the Chairman of Unisys Corporation, Blue Bell, PA (USA), and a member of the Board of Directors of Avon Products Inc., New York, where he is the chairman of the audit committee. He is a trustee and member of the audit committee of Carnegie Hall. Permanent functions for important interest groups:
Lawrence A. Weinbach is a member of the NYSE Listed Company Advisory Committee and of the National Security Telecommunications Advisory Committee.

Address	Unisys Corporation Unisys Way Blue Bell, PA 19424

Function in UBS	Chairman of the Audit Committee

Nationality	American (US)

Year of initial appointment	2001

Current term of office runs until	2005 (proposed for re-election at the AGM 2005)

Corporate Governance
Board of Directors

Organizational principles and personnel changes

The Board of Directors has ultimate responsibility for the mid-and long-term strategic direction of the Group, for appointments and dismissals at top management levels and the definition of the firm’s risk principles and risk capacity. A majority of the Board members are non-executive and independent. The Chairman and at least one Vice Chairman have executive roles in line with Swiss banking laws, and assume supervisory and leadership responsibilities. As at 31 December 2004, the Board consisted of ten directors.

Changes in 2005

As of the Annual General Meeting (AGM) on 21 April 2005, Alberto Togni, whose term of office expires in 2005, is stepping down from the Board as he has reached retirement age. The Board of Directors will propose the following new members for election: Marco Suter, currently Group Chief Credit Officer and member of the UBS Group Managing Board, as executive director, and Peter R. Voser, Chief Financial Officer of The Royal Dutch /Shell Group of Companies and Managing Director of the Shell Transport and Trading Company p.l.c., London, as non-executive director. The Board of Directors will then consist of eleven members.

Executive responsibilities

Marcel Ospel, Alberto Togni and Stephan Haeringer, the Chairman and the two Executive Vice Chairmen of the Board, have entered into employment contracts with UBS AG in connection with their services on the Board, and are entitled to receive pension benefits upon retirement. They assume clearly defined management responsibilities, in line with Swiss banking law separate from ordinary day-to-day management.
Chairman Marcel Ospel takes a leading role in mid- and long-term strategic planning, the selection and supervision of the CEO and the members of the Group Executive Board, mid-term succession planning and developing and shaping compensation principles. He also actively supports major client and transaction initiatives.
Credit and market risk approval authorities have been delegated by the Board to Vice Chairman Alberto Togni, who brings his decisions to the Chairman’s Office for ratification. He also assumes the function of Chairman’s Office delegate to the GEB Risk Subcommittee, where all major risk issues (credit, market and operational risks) are dealt with.
Stephan Haeringer is responsible for strategic planning issues on behalf of the Board and supervises financial and business planning. He also assumes responsibility for supporting major client relationships.

Non-executive Board members

The seven non-executive members of the Board have never had any management responsibility at UBS or for any of its subsidiaries; neither have any of their close family members.

These non-executive directors and their close family members have not been employed by the Company’s principal Auditors, Ernst & Young. There are no employment or service contracts with any of them. They receive fixed fees for their Board mandate and for the special functions they assume in the various Board Committees.

Important business connections of non-executive
Board members with UBS

UBS as a global financial services provider and the major bank in Switzerland typically has business relationships with most large companies and therefore with companies in which UBS Board members assume management or non-executive board responsibilities. None of the relationships with companies represented on the Board by their chairman or chief executive is of a magnitude to jeopardize the Board members’ independent judgement, and no non-executive director has personal business relationships with UBS which might infringe his independence.
All relationships with UBS directors and their affiliated companies are in the ordinary course of business and are on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons.

Elections and term of office

All the members of the Board of Directors are elected individually by the AGM for a term of office of three years. The initial term of each member is fixed in such a way as to ensure that about one third of all the members have to be newly elected or re-elected every year.

A director shall normally not stand for re-election if he / she has reached the age of sixty-five when the mandate expires. The Board may propose to the AGM that a director be re-elected despite having reached this age limit. No director shall, however, hold office beyond the age of seventy.
The year of first appointment to the Board and the expiry of the current mandate of each Board member are listed in the table on pages 87-89.

Internal organization

After each Annual General Meeting of Shareholders, the Board elects its Chairman and one or more Vice Chairmen and appoints its Secretary. It meets as often as business requires, but at least six times per year. In 2004 the Board held seven meetings with the members of the Group Executive Board participating, two telephone conferences and a full-day strategy seminar and was called to take two circular decisions. In addition, the Board met four times without participation of executive management. On average 93% of Board members were present at Board meetings, and 90% at the meetings without management. Seven meetings and the Strategy Seminar were attended by all the Board members.

Corporate Governance

The new Board members were introduced to their new function by a tailored program, consisting of three sessions with the following main topics: the legal and regulatory environment for UBS, group strategy, risk policy, management and control, financial accounting and applicable reporting standards, corporate governance, human resources management, internal audit, and organization, strategy, products and services of the four Business Groups.

The Board is organized as follows:

Chairman’s Office

The Chairman operates a Chairman’s Office, including the Vice Chairmen, which meets together with the Group CEO to address fundamental issues for the firm, such as overall strategy, mid-term succession plans at GEB level, compensation systems and principles, and the risk profile of the firm. It may also hold meetings without the Group CEO. The Chairman’s Office acts as Risk Committee of the Board. In this capacity it assumes ultimate approval responsibility for credit, market and other risk-related matters, approves standards, concepts and methodologies for risk control within the principles approved by the Board, and allocates the major risk limits to the Business Groups. It also acts as the supervisory body for Group Internal Audit. The Chairman’s Office is responsible for shaping the corporate governance of the firm and formulates appropriate principles, which it submits to the Nominating Committee for review and subsequent submission to the full Board. It also assumes responsibility for long-term succession planning at Board level and reviews, upon proposal by the Chairman and the Group CEO, GEB candidates for appointment or dismissal by the full Board.
The members of the Chairman’s Office, as of 31 December 2004, were Marcel Ospel, Chairman, Alberto Togni, Stephan Haeringer and Peter Böckli, Vice Chairmen. The Chairman’s Office held 10 meetings in 2004 and once met with the lead partners of Group Auditors Ernst & Young. It additionally met seven times as supervisory body for Group Internal Audit, with these meetings chaired by Alberto Togni, and was asked to take two circular decisions. Average participation at the Chairman’s Office meetings was 95% and at the meetings relating to Group Internal Audit issues it was 100%.

Audit Committee

The Board appoints an Audit Committee with three members from among the non-executive, independent directors. The Audit Committee assists the Board in monitoring the integrity of the financial statements of the firm, compliance with legal and regulatory requirements, the qualification, independence and performance of UBS’s external auditors and their lead partners, and the integrity of the systems of internal controls for financial reporting. All members of the Audit Committee have been determined by the Board as being fully independent and financially literate, and Lawrence Weinbach, chairman, and Rolf Meyer have accounting or financial management expertise and are therefore considered “financial experts”, according to the rules established by the US Sarbanes-Oxley Act of 2002. The Audit Committee does not itself perform audits, but supervises the work of the auditors. Its primary responsibility is thereby to monitor and review the organization and efficiency of internal control procedures and the financial reporting process. The Audit Committee plays an important role in ensuring the independence of the external auditors and therefore has to authorize all mandates assigned to them. It also has responsibility for the treatment of complaints regarding accounting and auditing matters (“whistle-blowing”).

As of 31 December 2004, Lawrence A. Weinbach was the chairman and Sir Peter Davis and Rolf A. Meyer the additional members of the Committee. The Audit Committee met six times in 2004, with representatives of the external auditors, the Group CFO, the Group Controller and the Head of Group Internal Audit participating. It also held periodic separate sessions with these representatives of management and of external and internal audit, as well as with the Group General Counsel. A special session was organized with the Group CEO to discuss the annual financial results. In February 2004, the members of the Audit Committee met with the Committee of the Swiss Federal Banking Commission to discuss its mandate, responsibilities and working methods and regulatory developments. All three members of the Committee were present at all the meetings.

Compensation Committee

The Compensation Committee, comprising three non-executive, independent directors, has responsibility for reviewing the Group compensation policy for submission to the Board and for approving the design of the compensation system for the members of the GEB and the executive directors. It determines the individual salaries and incentive awards for the executive directors, the Group CEO and the members of the GEB, and reviews and approves termination agreements with leaving GEB members. For details about the decision-making procedures within the Committee please refer to pages 98-99 of this Handbook.
As of 31 December 2004, Rolf A. Meyer chaired the Committee, with Sir Peter Davis and Peter Spuhler as its additional members. The Committee met four times during 2004. The two new Committee members were briefed on important compensation issues and instruments and the UBS compensation philosophy, policies and procedures in an additional special session. Average participation at the meetings was 92%, meaning that one member was absent at one of the meetings and the other meetings were attended by all three members.

Nominating Committee

The Nominating Committee comprises three non-executive, independent directors. It assumes responsibility for defining principles for the selection of candidates for Board member-

Corporate Governance
Board of Directors

ship, reviewing possible candidates and proposing to the full Board those to be submitted for election to the Board by the AGM. The Committee supports the Chairman’s Office and the full Board in evaluating Board performance. It reviews the proposals of the Chairman’s Office on corporate governance principles and design for submission to the full Board.

As of 31 December 2004, Peter Böckli was the chairman and Sir Peter Davis and Helmut Panke the additional members of the Committee. In 2004, the Nominating Committee held four meetings, with all three members present at all the meetings.

Corporate Responsibility Committee

UBS has a Corporate Responsibility Committee with the mandate to discuss and judge the relevance of current or anticipated developments in stakeholder expectations related to responsible corporate conduct and their possible consequences for UBS. The Committee suggests appropriate action to the GEB or other bodies within the organization. As of 31 December 2004, Marcel Ospel chaired the Committee. Additional members were Stephan Haeringer, representing the Board, Peter Wuffli, Group CEO, Peter Kurer, Group General Counsel, Clive Standish, Group CFO, Mark Branson, Chief Communication Officer, Marco Suter, Group Chief Credit Officer, Bob Silver, President and COO of Wealth Management USA, and Raoul Weil, Head of Wealth Management International. The Corporate Responsibility Committee met twice during 2004. For additional information on corporate responsibility, please refer to the specific chapter at the end of this Handbook.

Charters and additional information

The Charters of the Board, of the Chairman’s Office and of all Board Committees are available on www.ubs.com/boards.

Areas of responsibility of Board of Directors
and Group Executive Board

The ultimate responsibility for the strategy and the management of UBS lies with the Board of Directors. In line with Swiss banking law, the Board has delegated the responsibility for day-to-day management to the Group Executive Board. No-

one may be a member of both bodies. The supervision and control of the executive management remains with the Board of Directors. All details as to authorities and responsibilities of the two bodies are governed by the Articles of Association and the Organization Regulations with their Appendix. Please refer to www.ubs.com/corporate-governance.

Information and control instruments vis-à-vis the Group Executive Board

The Board of Directors is kept informed of the activities of the Group Executive Board in various ways. The Chairman of the Board or one of the Executive Vice Chairmen participate in each meeting of the GEB in an advisory capacity, thus keeping the Chairman’s Office apprised of all current developments. The minutes of the GEB meetings are filed with the executive Board members and made available for inspection to the non-executive members. At Board meetings, the Group CEO and the members of the GEB regularly update the Board on important issues.

Directors may request any information necessary to fulfill their duties. Outside of meetings, any director may request information from members of the Group Executive Board concerning the Group’s business development. Requests for information about individual business relationships or transactions must be addressed to the Chairman of the Board.
Group Internal Audit monitors compliance of business activities with legal and regulatory requirements and with all internal regulations, policies and guidelines. The internal audit organization, which is independent from management, reports its significant findings to the Chairman of the Board, the Chairman’s Office and the Audit Committee.
The Group Executive Board submits a quarterly Risk Report, which provides an update on all categories of risk and contains a comprehensive assessment of the risk situation of the Group, to the Chairman’s Office for approval. The full board is briefed quarterly on the major developments through an executive summary of the Report and an oral update. For further details on the organization of Risk Management and Control, please refer to the Financial Management chapter of this Handbook.

Corporate Governance

Corporate Governance
Group Executive Board

Group Executive Board

The Group Executive Board (GEB) has business management responsibility for UBS. The Group CEO and the members of the GEB are appointed by the Board of Directors and are accountable to the Chairman and the Board for the firm’s results.

Members of the Group Executive Board

The table below provides information on the composition of the Group Executive Board as at 31 December 2004. It shows each member’s function in UBS, nationality, year of initial appointment to the GEB, professional history and education, date of birth, and other activities and functions such as mandates on boards of important corporations, organizations and foundations, permanent functions for important interest groups and official functions and political mandates.

During the year under review, Joseph J. Grano Jr. resigned from the GEB in January and left the firm in November. George Gagnebin stepped down from the GEB at the end of September to assume the function of Executive Vice Chairman of SBC Wealth Management AG. Stephan Haeringer, former Deputy President of the GEB, was elected to the Board of Directors at the AGM on 15 April 2004 and therefore left the GEB.

Peter A. Wuffli		Professional history, education and date of birth

Peter A. Wuffli was named President of the Group Executive Board on 18 December 2001 and Group CEO in 2003. Previously, he was Chairman and CEO of UBS Asset Management, and from 1998 to 1999 Group Chief Financial Officer of UBS. From 1994 to 1998, he was the Chief Financial Officer at Swiss Bank Corporation (SBC) and a member of SBC’s Group Executive Committee. In 1984, he joined McKinsey & Co as management consultant where he became a partner in 1990. He was a freelance economics reporter for “Neue Zürcher Zeitung” before joining McKinsey. Mr. Wuffli graduated in economics and social sciences from the University of St. Gallen and holds a doctor’s degree in international management. He was born on 26 October 1957.

Other activities and functions
Mandates on Boards of important corporations, organizations and foundations:
Peter Wuffli is a Board member of the Zurich Opera House and a member of the Executive Committee of the Institute of International Finance Inc., Washington DC. He is a member of the Executive Committee and Vice Chairman of the Board of IMD International Institute for Management Development in Lausanne (Switzerland) and the Treasurer of the Swiss-American Chamber of Commerce in Zurich.
Official functions and political mandates:
Peter Wuffli is the Chairman of the “Friends of the Swiss Liberal Party” (Freunde der FDP), an organization supporting the dialogue between the Swiss Liberal Party and business.

Address	UBS AG Bahnhofstrasse 45 CH-8098 Zurich

Function in UBS	Group Chief Executive Officer

Nationality	Swiss

Year of initial appointment to the GEB	1998

John P. Costas		Professional history, education and date of birth

John P. Costas has been Chairman & CEO of the Investment Bank since 2002, having been CEO since 2001. In 2004 he was additionally named Deputy Group CEO. He was President and Chief Operating Officer of UBS Warburg from the beginning of 2001, and COO and Global Head Fixed Income from 1999. Mr. Costas joined Union Bank of Switzerland in 1996 as Head of Fixed Income. From 1981 to 1996 he was with Credit Suisse First Boston, his last position being co-head of Global Fixed Income. Mr. Costas graduated from the Tuck School at Dartmouth with an MBA in Finance and holds a BA in political science from the University of Delaware. He was born on 27 January 1957.

Other activities and functions
Mandates on Boards of important corporations, organizations and foundations:
John Costas is a member of the New York City Partnership & Chamber of Commerce, Inc.

Address	UBS AG Bahnhofstrasse 45 CH-8098 Zurich

Functions in UBS	Chairman and Chief Executive Officer Investment Bank; Deputy Group CEO

Nationality	American (US)

Year of initial appointment to the GEB	2001

Corporate Governance
Group Executive Board

John A. Fraser		Professional history, education and date of birth

John A. Fraser was appointed as Chairman & CEO of the Global Asset Management Business Group in late 2001. Immediately prior to that, he was President and COO of UBS Asset Management and Head of Asia Pacific. From 1994 to 1998 he was Executive Chairman and CEO of SBC Australia Funds Management Ltd. Before joining UBS, Mr. Fraser held various positions at the Australian Treasury, including two international postings to Washington DC – first, at the International Monetary Fund and, second, as Minister (Economic) at the Australian Embassy. From 1990 to 1993 he was Deputy Secretary (Economic) of the Australian Treasury. Mr. Fraser graduated from Monash University in Australia in 1972 and holds a first class honors degree in economics. He was born on 8 August 1951.

Address	UBS AG Bahnhofstrasse 45 CH-8098 Zurich

Function in UBS	Chairman and Chief Executive Officer Global Asset Management

Nationality	Australian

Year of initial appointment to the GEB	2002

Peter Kurer		Professional history, education and date of birth

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

Other activities and functions
Permanent functions for important interest groups:
Peter Kurer is a member of the Visiting Committee to the Law School of The University of Chicago.

Address	UBS AG Bahnhofstrasse 45 CH-8098 Zurich

Function in UBS	Group General Counsel

Nationality	Swiss

Year of initial appointment to the GEB	2002

Marcel Rohner		Professional history, education and date of birth

Marcel Rohner was appointed CEO of Wealth Management & Business Banking in mid-2002 and additionally named Chairman in 2004. Before that, in 2001 and 2002, he was COO and Deputy CEO of the Private Banking unit of UBS Switzerland. In 1999 he was named Group Chief Risk Officer, after being appointed Head of Market Risk Control of Warburg Dillon Read in 1998. Between 1993 and 1998, Mr. Rohner was with Swiss Bank Corporation’s investment banking arm. In 1995, he was appointed Head of Market Risk Control Europe. Mr. Rohner graduated with a Ph.D. in economics from the University of Zurich and was a teaching assistant at the Institute for Empirical Research in Economics at the University of Zurich from 1990 to 1992. He was born on 4 September 1964.

Other activities and functions
Permanent functions for important interest groups:
Marcel Rohner is Vice Chairman of the Swiss Bankers Association, Basel.

Address	UBS AG Bahnhofstrasse 45 CH-8098 Zurich

Function in UBS	Chairman and Chief Executive Officer Wealth Management & Business Banking

Nationality	Swiss

Year of initial appointment to the GEB	2002

Clive Standish		Professional history, education and date of birth

Clive Standish was named Group Chief Financial Officer on 1 April 2004, having been Chairman and CEO Asia Pacific from 2002 onwards. In 1998, he was named CEO Asia Pacific of Warburg Dillon Read. Between 1991 and 1998, Mr. Standish was with Swiss Bank Corporation (SBC). In 1997 he was appointed Deputy Chairman Asia Pacific of SBC Warburg Dillon Read. Between 1994 and 1997 he served as Managing Director and CEO of SBC Warburg Dillon Read Australia. In 1991 he was appointed Head of Capital Markets and Managing Director of SBC Dominguez Barry Limited. Between 1983 and 1991, Mr. Standish was Founding Executive Director at Dominguez Barry Samuel Montagu Limited, having been a partner with Dominguez & Barry Partners from 1979 to 1983. Mr. Standish started his professional career in 1972 with NM Rothschild & Sons Limited in London, after completing high school. He was born on 17 March 1953.

Address	UBS AG Bahnhofstrasse 45 CH-8098 Zurich

Function in UBS	Group Chief Financial Officer

Nationality	British

Year of initial appointment to the GEB	2002

Mark B. Sutton		Professional history, education and date of birth

Mark B. Sutton was appointed CEO of Wealth Management USA in January 2004. Later that year, he was also named Chairman. In 2002, he became President and Chief Operating Officer of UBS PaineWebber, having been head of the PaineWebber US Private Client Group since 2001. In 1998, he was named President of the Private Client Group. Mr. Sutton became Executive Vice President in 1995 after the acquisition of Kidder, Peabody & Co., where, between 1992 and 1994, he served as CEO of the Investment Services Division and CEO of the Brokerage Unit. Previously he was active at Mitchell Hutchins Asset Management, a subsidiary of PaineWebber. Between 1984 and 1987, he served as Division Manager at PaineWebber, Austin, Texas. Mr. Sutton first joined a predecessor company of PaineWebber, Rotan Mosle, as a financial advisor in 1980, after having assumed the same function with Merrill Lynch in Fayetteville, Arkansas from 1978 to 1980. He holds a bachelor of science in finance from the University of Arkansas, Fayetteville. Mr. Sutton was born on 19 October 1954.

Other activities and functions
Mandates on Boards of important corporations, organizations and foundations:
Mark Sutton is a member of the Board of the Securities Industry Association, Washington D.C.

Address	UBS AG Bahnhofstrasse 45 CH-8098 Zurich

Function in UBS	Chairman and Chief Executive Officer Wealth Management USA

Nationality	American (US)

Year of initial appointment to the GEB	2002

Corporate Governance

Responsibilities, authorities and organizational principles

The GEB has executive management responsibility for the Group and is accountable to the Board for the firm’s results. Together with the Chairman’s Office, the GEB assumes overall responsibility for the development of UBS’s strategies. The GEB, and in particular the CEO, is responsible for the implementation and results of the firm’s business strategies, for the alignment of the Business Groups to UBS’s integrated business model, and for the exploitation of synergies across the firm. Through its Risk Subcommittee, the GEB assumes responsibility for the Group’s risk control standards, concepts, methodologies and limits. The GEB plays a key role in defining the human resources policy and the compensation principles of the Group. It also fosters an entrepreneurial leadership spirit throughout the firm. The authorities of the GEB are defined in the Organization Regulations, which are available on the internet at www.ubs.com/corporate-governance.

Personnel changes in 2005

A new Group Executive Board position will be established with effect from 1 March 2005. Walter Stuerzinger, Group Chief Risk Officer since 2001, was appointed GEB member as from this date. He will assume responsibility for the development and implementation of the Group’s risk control processes across credit, market and operational risk.

Management contracts

UBS has not entered into management contracts with any third parties.

Corporate Governance
Compensation, shareholdings and loans

Compensation, shareholdings and loans

UBS’s compensation policy intends to provide competitive total compensation opportunities that will enable the firm to attract, retain and motivate the talent it requires. Compensation should provide incentives that foster an entrepreneurial and performance-oriented culture and support the firm’s integrated business strategy. Compensation of senior executives is closely linked to the achievement of sustainable shareholder returns and provides appropriate incentives for long-term value creation.

Compensation philosophy

Group compensation policy

Four guiding principles define the compensation philosophy of UBS. Each element of compensation – base salary, incentive awards, stock option awards, benefits – is managed within a total compensation framework, where the effects of modifications to one element are measured against overall compensation. Total compensation levels are determined with consideration given to relevant market pay practices, ensuring UBS’s ability to recruit and retain the best talents. UBS is committed to provide superior compensation in return for superior performance, both in terms of business success and individual contribution. Through the use of equity-based awards that vest or become unrestricted over time UBS ensures that there is strong focus on the long-term implications of decisions and actions taken, thus aligning employees’ interests with those of shareholders.
The firm’s compensation policy is designed by the Group Executive Board and approved by the Board of Directors. It was last updated in September 2002 and describes the total compensation components as follows:
Base salaries are used to recognize the experience, skills and knowledge that individuals bring to their roles. Salary levels are determined primarily based on rank or functional role, level of responsibility and the market environment. For employees with a rank of director and above, base salary adjustments are limited to situations of significant changes in job responsibility or exceptional market competition.
Annual incentive awards reflect the performance of the firm and its various businesses as well as the individual contribution of each employee. All regular employees are eligible to receive incentive awards if individual targets are achieved. Incentive awards can be highly variable from year to year.
Above a certain threshold, a portion of the annual incentive award is paid in the form of UBS shares (mandatory long-term incentive award). These shares only vest after a certain period of time, generally three to five years, and are subject to forfeiture under certain circumstances (e.g. if the employee leaves the firm and joins a competitor or otherwise acts in a way detrimental to UBS).
The highest performing employees and those with highest potential are eligible for discretionary stock option awards, which are granted at a strike price set at a minimum of the market value on the date of award and at a premium strike price of 10% above market value for top-level executives. These options, which vest three years after grant and are subject to stringent forfeiture rules, represent a powerful shareholder alignment incentive. Every year, the Chairman’s Office agrees on the maximum number of options available for allocation. The overall number depends on the financial situation of UBS, a competitive assessment, and the ability to purchase underlying shares on the market.
Benefits are a supplemental element of total compensation, varying substantially from location to location, in line with local market practice. A benefit offered to all employees group-wide – except to senior executives – is the “Equity Plus” stock option program, which allows employees to purchase UBS shares at fair market value and receive at no additional cost two to four UBS options for each share purchased. The program fosters employees’ commitment to long-term value creation at UBS. For details see page 155 of the Financial Report.

Senior executive compensation policy

For senior executives – the executive members of the Board of Directors and the members of the Group Executive Board – equity-based incentive awards play an important role within total compensation, as senior executives’ influence on the firm’s success is significant and their decisions should be aligned as far as possible with the long-term interests of shareholders. In 2004 base salaries constituted between 2% and 17% of total compensation for these individuals. The incentive component is determined on the basis of the financial performance of the firm and discretionary adjustments of up to +/– 25% reflecting individual performance and qualitative aspects. Discretionary option awards in 2004 accounted for around 15% of total compensation. For details see note 32 to the financial statements.
Total compensation levels are highly variable year-on-year as incentive awards are fully performance-related. The relative weight of the base salary, which is a fixed amount, therefore varies significantly year-on-year.

Corporate Governance

Performance measurement and management (PMM)

Throughout the firm, all employees are subject to a process that measures individual achievements against agreed objectives. At the beginning of the year, each employee agrees his or her individual objectives for the year together with the evaluating manager. These objectives encompass targets relating to people, clients, to economics and to technical expertise. Towards the end of the year, the results achieved are assessed against these defined targets – by the individual employee, by his or her line manager, and in some cases by peers, internal clients and subordinates. The PMM result is one of the elements defining the incentive award for the individual employee. The total amount of bonuses to be granted is fixed based on the financial performance of the firm and the individual businesses.
For senior executives, the PMM process is broadly the same as for employees. The achievement of clearly defined financial targets set for the Group and the Business Groups also plays a significant role. Additional personal key objectives are defined in the field of leadership, cross-business co-operation, and strategic thinking and contribution.

Senior executive share ownership programs and shareholding requirements

With the aim of closely aligning the interests of its senior executives with those of shareholders, UBS strongly encourages the build-up of significant levels of stock ownership among its senior executives.
–	50% of the annual performance-based incentive compensation is delivered on a mandatory basis in the form of restricted or deferred UBS shares (Senior Executive Equity Ownership Plan, SEEOP). Shares normally vest in equal portions over a period of five years. Shares of Swiss-based senior executives are in addition restricted from sale for the whole five-year period for tax reasons. Prior to vesting, the shares will be forfeited under clearly defined circumstances, primarily if the executive joins a competitor.
–	Discretionary stock option awards, which vest over time, are made separately as long-term incentives, to reward exemplary performance, outstanding contribution to the overall success of the firm and active support of its integrated business model, as well as superior leadership skills and potential (Senior Executive Stock Option Plan, SESOP). The strike price for such options is set at 110% of the UBS share price at a defined date, thus creating a strong incentive for senior executives to build sustainable shareholder value. Before such options represent any real value for the senior executives, shareholders will have enjoyed a significant value creation. Options normally vest after three years and remain exercisable for a further seven years. Any unvested options will generally be forfeited if the senior executive leaves the company and joins a competitor or otherwise acts against UBS’s interests.
–	Senior executives may voluntarily elect to take an even greater portion of their annual performance-based incen-

tive compensation in the form of restricted or deferred UBS shares. Executives opting to take a greater than mandatory portion of their annual incentive in restricted or deferred UBS shares receive additional stock options under SESOP at the conditions described above.

Senior executives are required to accumulate over five years and then hold UBS shares with an aggregate value of five times the amount of the last three years’ average cash component of total compensation. Holdings to be accumulated by 2007 are between CHF 20 million and CHF 70 million in UBS shares per senior executive. Progress reports are provided to each senior executive annually, and missed targets may lead the Compensation Committee to deny the grant of discretionary stock option awards.

Non-executive directors’ remuneration

Remuneration of non-executive directors is not dependent on the Group’s financial performance. Board members receive a base fee of CHF 300,000. The chairmen and the members of the Audit, Compensation and Nominating Committees receive additional retainers between CHF 150,000 and CHF 500,000 per mandate, dependent on the workload associated with the respective mandates. Board fees are paid either 50% in cash and 50% in UBS restricted shares or 100% in restricted shares, according to the individual director’s election. Shares are attributed with a price discount of 15% and are restricted from sale for four years. Directors receive no additional fees for attending meetings, but are reimbursed for air travel and hotel expenses incurred in the performance of their services.

Governance

Authorities and responsibilities

The Compensation Committee of the Board of Directors has authority to develop and approve the compensation system for all senior executives. This comprises plan design, performance measures, and the relationship between pay and performance. The approval of the level of individual senior executive compensation is subject to a rigorous process. The executive members of the Board approve the remuneration system and the respective fees for the non-executive directors. No one at UBS has any approval authority for their own compensation.
The Charter of the Compensation Committee, which is available on the company’s website (www.ubs.com/corporate-governance), describes the approval process in detail.

Compensation Committee activities

The Compensation Committee of the Board of Directors consists of three independent external directors: Rolf A. Meyer, chairman, Sir Peter Davis and Peter Spuhler. For additional information – activities, mandate, meetings – see page 91 of the Handbook. For its activities the Committee relies on comprehensive background documentation provided by internal human resources specialists as well as by the Group

Corporate Governance
Compensation, shareholdings and loans

Controller. During 2004 the Compensation Committee did not appoint any external compensation consultants, but used internal and external compensation surveys and intelligence provided by compensation specialists. The chairman of the Committee participated in external international seminars for compensation professionals. The Committee makes its decisions on individual compensation for the executive Vice Chairmen, the Group CEO and the members of the GEB considering individual performance and personal contributions of each member, market data of competitors, actual compensation in prior periods and the assessment submitted by the Chairman of the Board. It also takes into consideration the proposals made by the Group CEO when it makes compensation decisions for GEB members. For its decision on the Chairman’s compensation, the Committee relies on the annual assessment performed by the full Board and its own judgement of performance and contributions as well as comparisons with pay levels for comparable functions outside UBS.

The Committee, as a basis for its decisions, performed the following activities during the year:
–	Best practice review of compensation design, pay mix and disclosure: Compared with nine key competitors that are regularly monitored for compensation purposes, UBS has attractive, but at the same time shareholder-friendly compensation systems. In general, cash and share components are somewhat larger than average and option grants less significant. Restrictions and forfeiture rules are stringent, and options are granted with a premium strike price. The Committee decided not to disclose individual compensation numbers, pending new Swiss legislative requirements.
–	Review of competitive pay and performance: The Committee assessed the data available from US proxy statement disclosure and compensation consultants’ surveys. The numbers for 2003 show that UBS – for most of its senior executive positions – was paying competitive compensation, yet not at the highest level. The above-mentioned nine competitors paid total compensation between CHF 20 million and 45 million to their Chairmen and / or CEOs in 2003. Average median pay for the Chairmen and / or CEOs of this group of competitors was CHF 26 million for 2003, the second highest value stood at CHF 34.5 million. These numbers normally include base salaries, cash bonus and the fair value of equity-based awards.
–	Review of Compensation Plan Rules: The Compensation Committee annually performs a review of the Compensation Plan Rules for Senior Executives. It ensures that shareholders’ interests are carefully taken into consideration and that the plan design provides appropriate incentives for long-term value creation. The “Senior Executive Equity Ownership Plan” (SEEOP) and the “Senior Executive Stock Option Plan” (SESOP) therefore contain stringent rules on vesting, sales restrictions and forfeiture of shares and options in case of termination of employment.

The Committee also regularly reviews the individual employment contracts of senior executives. These contracts provide for a general notice period of twelve months, during which the senior executive is entitled to receive salary and incentives, unless he has been terminated for cause. Shares and options that have not vested at the time of termination may be subject to forfeiture, mainly if the senior executive is joining a competitor.

The Compensation Committee has drawn up special employment agreements for the Chairman of the Board and the Executive Vice Chairmen, due to the fact that they are appointed by the shareholders for a three-year term of office and may be dismissed by a shareholders’ vote, but cannot otherwise be terminated. This calls for special provisions, mainly in respect of termination of employment. The general rule of a twelve-month notice period is, however, maintained.
Neither the GEB employment contracts nor the contracts for the executive Board members provide for additional severance payment in case of termination.

Actual 2004 senior executive compensation

Key elements for decision-making process within the Compensation Committee

Actual process and decisions taken:
–	In February 2004 the Compensation Committee defined personal incentive targets for each senior executive for 2004 based on both financial performance and qualitative indicators. The 2003 forecasts (Group net profit after tax, minority interests and goodwill/Business Group net profit before tax, minority interests and goodwill amortization) were measured against 2004 forecasts. The relevant percentage change, applied to 2003 target incentives, led to theoretical individual target incentives for 2004. Increases or decreases of these calculated amounts were applied at the discretion of the Committee that takes future potential, changing roles and competitive positioning into consideration.
–	In early February 2005, actual results were assessed against prior forecasts and set targets. Actual performance was also analyzed with reference to UBS’s Group and Business Group financial targets and similar metrics of key competitors. These measurements and assessments defined a theoretical level of incentive awards.
–	This calculated theoretical incentive award was finally measured against various additional factors: individually defined criteria, further potential, leadership qualities and contributions to overall success of UBS. This qualitative assessment leads to increases or decreases from the theoretical bonus up to 25%.
–	Long-term incentive option awards were granted in February 2004, based on the individual past performance of each senior executive, their contribution to the overall success of the firm, and their future potential.

Corporate Governance

Assessment elements for Chairman’s compensation

The Compensation Committee fixed the Chairman’s incentive award rewarding his defining contribution to the design and implementation of a very successful strategy, based on efficiently taking advantage of growth opportunities without compromising on a stringent risk policy. It also valued Marcel Ospel’s contributions to developing a strong and highly motivated executive management team.

Actual compensation 2004 for acting members of the Board of Directors and the Group Executive Board

At the Group level, 2004 financial results exceeded internal performance targets and outperformed those of most competitors. Before goodwill, UBS achieved a return on equity of 27.7%, exceeding its target range of 15–20% and comparing favorably with peers. The increase in pre-goodwill basic earnings per share by 34% from the previous year also easily met UBS’s target of double-digit average annual growth. Total shareholder returns for the year under review were 15.8%, 24.3% cumulatively over a three-year period and 52.9% over a five-year period. The UBS share outperformed the DJ Stoxx Banks Europe Index over the last three years. UBS’s share price appreciation and its total shareholder returns achieved over the last one, three and five years were significantly better than the average performance recorded by the nine peers UBS judges its compensation by. At Business Group level, performance improved in all core businesses, with market share and competitiveness significantly enhanced.
Based on these superior results, achieved in a challenging market environment, the Compensation Committee decided to reward the senior executives accordingly. It specifically valued the facts that EPS growth was strongly driven by profit and not mainly by share buybacks, and that profit increased through revenue growth, not only by cost cuts. Total compen-

sation per head for the executive members of the Board of Directors and the members of the Group Executive Board increased by 26.4% on average over 2003.

Changes in the composition of the two corporate bodies as well as new definitions of roles impact the disclosed total compensation number and should be taken into consideration when making year-on-year comparisons. During 2004, Mark Sutton, formerly President and COO of UBS Wealth Management USA, took over as CEO in January and additionally became Chairman of the Business Group as from July. Marcel Rohner assumed the additional role of Chairman Wealth Management & Business Banking as from October 2004. Clive Standish moved from the role of Chairman & CEO Asia Pacific to Group Chief Financial Officer in April 2004, and Stephan Haeringer, previously Deputy President of the GEB, was elected to the Board of Directors as Executive Vice Chairman.
The total of all compensation for the financial year 2004 (base salary, incentive awards, options, employer’s contributions to retirement benefit plans, benefits in kind and fringe benefits) for the three executive members of the Board of Directors, the seven members of the Group Executive Board in charge as of 31 December 2004, Georges Gagnebin, who stepped down as a member of the GEB in September 2004, and Joseph J. Grano Jr, who resigned as GEB member at the end of January and left the Bank at the end of November 2004, was CHF 190,629,297. Details are shown in the table on the following page.

Actual remuneration 2004 for non-executive members of the Board of Directors

The seven non-executive members of the Board of Directors were paid CHF 5,726,811 (in cash and restricted shares) for the term between the 2004 and 2005 AGMs. Details are shown in the table on page 101.

Corporate Governance
Compensation, shareholdings and loans

Compensation details and additional information
Compensation for acting executive BoD members and members of the GEB[1]
	For the year ended
CHF, except where indicated	31.12.04	31.12.03	31.12.02

Base salaries and other cash payments	14,767,068	13,602,045	14,766,368

Incentive awards – cash	69,745,013	65,602,513	74,732,647

Employer’s contributions to retirement benefit plans	1,050,322	1,225,543	1,320,220

Benefits in kind, fringe benefits (at market value)	1,607,166	993,719	1,019,000

Total (requested by SWX)	87,169,569	81,423,820	91,838,235

Incentive awards – Restricted UBS shares (fair value)	79,723,391	64,176,428	41,006,156

Restricted UBS options (fair value) [2]	23,736,337	12,752,019	14,268,501

Total (including shares and options)	190,629,297	158,352,267	147,112,892

Total number of shares granted	792,256	675,741	665,135

Total number of options awarded [2]	1,094,052	1,037,000	850,000

of which CHF options	473,666	457,000	470,000

of which USD options	620,386	580,000	380,000

1 Related parties of senior executives were not granted any shares or options.   2 Includes options granted to match voluntary increases of the share portion of incentive awards.

Explanations:
–	Number of senior executives:
2002: three executive BoD, ten GEB members in office as of 31 December and two who left during the year
2003: two executive BoD, ten GEB members in office as of 31 December and one executive director who stepped down during the year
2004: three executive BoD, seven GEB members in office as of 31 December and two who stepped down during the year
–	Benefits in kind: car leasing, company car allowance, staff discount on banking products and services, health and welfare benefits, general expenses allowances
–	Shares valued at CHF 101.80 per share (average price of UBS shares at virt-x over the last ten trading days of February 2005), and USD 86.74 per share (average price of UBS shares at the NYSE over the last ten trading days of February 2005).
Value per share 2003: CHF 95.30 / USD 76.40; 2002: CHF 61.00 / USD 45.10.
–	Options on UBS shares were granted at a strike price of CHF 103.75 and USD 81.25 respectively, ten percent above the average high and low price at the virt-x and the NYSE respectively on the last trading day in February 2004. Options vest three years after grant and will expire ten years from the date of grant.
Fair values per option at grant: CHF 23.90 / USD 20.51 for options granted in February 2004 and CHF 12.46 / USD 13.46 for options granted to match higher share elections in February 2005.
Fair values per option at grant 2003: CHF 12.33/USD 9.90; 2002: CHF 16.30 / USD 11.74.

–	Retirement benefit plans: In Switzerland, senior executives participate in UBS’s general pension plans, which comprise a basic component operated on the defined benefit principle, a savings plan to bridge the income gap between UBS retirement age and the age defined for the start of social security payments, and a defined contribution plan. The cap compensation amount to be included in these plans was set at CHF 730,000 for all employees in 2004. This translates into a maximum annual pension of CHF 272,000 after retirement plus a one-off payout of accumulated capital from the savings plan in the maximum amount of CHF 217,052. No special top management pension schemes (“bel etage” packages) are offered to senior executives.
Senior executives outside Switzerland participate in the respective local pension plans. In the US there are two different plans, one operating on a cash balance basis, which entitles the participant to receive a contribution based on compensation limited to USD 250,000. The other plan, operated for all Wealth Management USA employees, is a defined contribution plan with compensation included up to a limit of USD 205,000. A special arrangement exists for senior executives with an annual contribution of USD 100,000. US senior executives may also participate in the UBS 401K defined contribution plan open to all employees. In the UK senior executives participate in a pension plan operated on a defined contribution basis, with compensation for pension purposes limited to the UK earnings cap of GBP 102,000.
Note 31 to the UBS Group financial statements describes the various retirement benefit plans established in Switzerland and in major foreign markets.

Corporate Governance

Compensation details and additional information (continued)

Highest total compensation for a BoD member

Total compensation of the highest paid member of the Board of Directors, Chairman Marcel Ospel, amounted to CHF 21,273,037 for financial year 2004:

	For the year ended
CHF, except where indicated	31.12.04		31.12.03	31.12.02

Base salary	2,000,000		2,000,000	2,000,000

Incentive award – cash	9,500,000		7,500,080	4,584,545

Employer’s contributions to retirement benefit plans	82,588		82,588	82,588

Benefits in kind, fringe benefits (at market value)	190,371		150,000	90,000

Incentive award – restricted UBS shares (fair value)	9,500,078		7,499,920	4,584,455

Restricted UBS options (fair value)	—	[1]	1,565,910	1,222,500

Total	21,273,037		18,798,498	12,564,088

Number of UBS shares granted	93,321		78,698	75,155

Number of UBS options granted	—	[1]	127,000	75,000

1 Marcel Ospel chose not to take up his entitlement under the “Senior Executive Stock Option Plan”.

Additional honorariums and remuneration

No material additional honorariums or remuneration were paid to any of the Board or GEB members.

Additional severance payments

UBS does not pay any additional severance in addition to the salary and bonus entitlements of a leaving member of the Board or the GEB. Whether or not such entitlements are paid in the form of final bonus or severance payments, they are included in the numbers reported under compensation for members of the Board and the GEB.

Compensation for former members of the Board and GEB

Following a change in the UK taxation of deferred compensation as a consequence of a changed employment situation for a former member of the Group Executive Board, compensation agreements were re-negotiated. The Compensation Committee approved an additional payment of CHF 24.8 million to the former executive and the UK tax and social security authorities.
Six former senior executives of Union Bank of Switzerland and Swiss Bank Corporation benefited from the use of office space and administrative support, mostly in connection with mandates they are still holding on behalf of or in the interests of UBS. The total value of these benefits was CHF 830,000 in 2004.

Remuneration for non-executive Board members
	For the period
CHF, except where indicated	AGM 2004 / 2005	AGM 2003 / 2004	AGM 2002 / 2003

Cash	2,210,130	1,889,097	1,825,000

Restricted UBS shares at fair value	3,516,681	3,513,044	1,705,865

Total	5,726,811	5,402,141	3,530,865

Number of UBS shares granted (15% discount)	34,545	36,863	27,965

Explanations:
–	Number of non-executive BoD members:
2002: six acting members as of 31 December and one who stepped down at the 2002 AGM
2003: seven acting members as of 31 December, one for nine months only
2004: seven acting members as of 31 December.

–	Shares valued at CHF 101.80 (average price of UBS shares at virt-x over the last ten trading days of February 2005), discount price CHF 86.55. The shares are blocked for four years. Related parties of non-executive BoD members are not granted any shares.
Value per share 2003: CHF 95.30, 2002: CHF 61.00

–	Allowance for “Out of pocket” expenses (CHF 15,000) in addition.

Corporate Governance
Compensation, shareholdings and loans

Additional information on equity-based compensation

Note 32 to the UBS Group financial statements provides comprehensive information on the Group’s various Equity Participation Plans for employees. It shows pro-forma results under the assumption of expensing options at fair value rather than charging their intrinsic value at grant date. The Financial Report 2004 also provides information on how business unit results would have been impacted if options granted to employees had been expensed.

Disclosure differences between IFRS and SWX requirements as from 2005

As from 1 January 2005, expensing of equity-based compensation will be mandatory. Revised accounting standards describe how to value shares and options grants and how to expense these awards over the respective vesting periods. In future, disclosure in the financial statements will be reported on this accounting basis, while the disclosure of compensation in the Handbook will continue to relate to figures attributable to performance in the financial year under review.

Disclosure of management transactions

As from 1 July 2005, UBS will disclose on an ongoing basis senior executive transactions in the firm’s own shares and options to the SWX on a no name basis. Aggregate numbers will be published in the Handbook going forward.

Share ownership

No individual BoD or GEB member holds 1% or more of all shares issued.

Executive Board members and members of the GEB1

Shares held as of 31 December 2004:                    3,410,116

Of which

Vested	Vesting 2005	Vesting 2006	Vesting 2007	Vesting 2008	Vesting 2009

1,362,263	420,009	426,233	489,150	400,224	312,237

1 Includes parties closely linked to them.

Non-executive Board members1

Shares held as of 31 December 2004:                    96,494

Of which

Non-restricted	Blocked until 2005	Blocked until 2006	Blocked until 2007	Blocked until 2008

25,501	4,371	12,688	27,832	26,102

1 Includes parties closely linked to them.

Corporate Governance

Options held

Executive Board members and members of the GEB

Senior executives held the following options on UBS shares as of 31 December 2004:

Number of options	Year of grant	Vesting date	Expiry date	Subscription ratio	Strike price

65,250	1999	26.02.2002	26.02.2005	1:1	CHF 79.00

216,000	2000	01.02.2003	01.02.2006	1:1	CHF 66.67

150,000	2001	24.01.2004	24.01.2008	1:1	USD 57.80

3,000	2001	28.02.2004	29.02.2008	1:1	USD 53.39

1,900,440	2001	20.02.2004	20.02.2009	1:1	CHF 100.00

231,617	2002	20.02.2005	31.01.2012	1:1	CHF 77.75

568,663	2002	31.01.2005	31.01.2012	1:1	USD 45.26

2,000	2002	28.02.2004	28.02.2012	1:1	USD 46.24

215,000	2002	28.06.2005	28.06.2012	1:1	CHF 80.75

280,000	2002	28.06.2005	28.06.2012	1:1	USD 54.50

300,491	2002	20.02.2005	31.07.2012	1:1	CHF 77.75

215,000	2002	28.06.2005	28.12.2012	1:1	CHF 80.75

480,000	2003	31.01.2006	31.01.2013	1:1	USD 48.00

2,000	2003	28.02.2005	28.02.2013	1:1	USD 41.61

427,000	2003	31.01.2006	31.07.2013	1:1	CHF 65.00

340,000	2004	28.02.2007	28.02.2014	1:1	CHF 103.75

608,536	2004	28.02.2007	28.02.2014	1:1	USD 81.25

Parties closely linked to the executive members of the Board and the members of the GEB do not hold any options on UBS shares.

Non-executive Board members

The non-executive Board members do not hold any options, nor do parties closely linked to them.

Loans

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

Loans granted to executive Board members and members of the GEB

As of 31 December 2004, collateralized loans and fixed advances of CHF 1,950,000 were receivable from one member of the GEB, and mortgages in the amount of CHF 13,344,000 had been granted to six members of the group of senior executives and their close family members.

Loans granted to non-executive Board members

Loans and mortgages granted to five non-executive Board members and the companies related to them amounted to CHF 294.3 million, including guarantees, contingent liabilities and unused committed credit facilities. For details see note 33 to the financial statements.

Corporate Governance
Shareholders’ participation rights

Shareholders’ participation rights

UBS is committed to making it as easy as possible for shareholders to take part in its decision-making processes. Almost 200,000 shareholders directly registered and some 60,000 US shareholders registered via nominee companies receive regular written information about the firm’s activities and performance and are personally invited to shareholder meetings.

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

Voting rights, restrictions and representation

UBS places no restrictions on share ownership and voting rights. Nominee companies and trustees, who normally represent a great number of individual shareholders, may register an unlimited number of shares, but voting rights are limited to a maximum of 5% of outstanding UBS shares in order to avoid the risk of unknown shareholders with large stakes being entered into the share register. Securities clearing organizations such as The Depository Trust Company (DTC) in New York and SegaInterSettle (SIS) in Switzerland are exempt from the 5% voting limit. SIS, however, does not register its holdings with voting rights.

In order to have voting rights registered, shareholders must confirm they acquired UBS shares in their own name and for their own account. Nominee companies/ trustees are required to sign an agreement with UBS, confirming their willingness to disclose to the company, upon its request, individual beneficial owners holding more than 0.3% of all issued shares.
All registered shareholders are invited to participate in shareholder meetings. If they do not wish to attend in person, they can issue instructions to accept, reject or abstain on each individual item on the meeting agenda by either giving instructions to an Independent Proxy designated by UBS (as required under Swiss company law) or by appointing UBS, another bank or another registered shareholder of their choice, to vote on their behalf. Nominee companies normally submit the proxy material to the beneficial owners and transmit the collected votes to UBS.

Statutory quorums

Shareholder resolutions, the election and re-election of Board members, and the appointment of the Group and Statutory Auditors are decided at the General Meeting of Shareholders by an absolute majority of the votes cast, excluding blank and invalid ballots. Swiss company law requires that for certain specific issues a majority of two-thirds of the votes represented at the meeting vote in favor of the resolution. These issues include the introduction of voting shares, the introduction of restrictions on the transferability of registered shares, conditional and authorized capital increases, and restrictions or exclusion of shareholders’ pre-emptive rights.

UBS also requires a two-thirds majority of votes represented for any change to the provisions in the Articles of Association regarding the number of Board members as well as for any decision to remove one fourth or more of the members of the Board.
Votes and elections are normally conducted electronically to clearly ascertain the exact number of votes cast. Voting by a show of hands remains possible if a clear majority is predictable. Shareholders representing at least 3% of the votes represented may still request, however, that a vote or election take place electronically or by written ballot. In order to allow shareholders to clearly express their views on all individual topics, each item on the agenda is put to vote individually, and Board elections are made on a person-by-person basis.

Convocation of general meetings of shareholders

The Annual General Meeting of Shareholders (AGM) normally takes place in April, but in any case within six months of the close of the financial year. A personal invitation including a detailed agenda and explanation of each motion is sent to every registered shareholder at least 20 days ahead of the scheduled meeting. The meeting agenda is also published in various Swiss and international newspapers and on the internet at www.ubs.com/shareholder-meeting.

Extraordinary General Meetings may be convened whenever the Board of Directors or the statutory auditors consider it necessary. Shareholders individually or jointly representing at least 10% of the share capital may, at any time, ask in writing that an Extraordinary General Meeting be convened to

Corporate Governance

deal with a specific issue put forward by them. Such a request may also be brought forward during the AGM.

Placing of items on the agenda

Shareholders individually or jointly representing shares with an aggregate par value of CHF 250,000 may submit proposals for matters to be placed on the agenda for consideration by the shareholders’ meeting.

UBS publishes the deadline for submitting such proposals in various Swiss and international newspapers and on its website (www.ubs.com/shareholder-meeting). Requests for items to be placed on the agenda must include the actual mo-

tions to be put forward, together with a short explanation, if necessary. The Board of Directors formulates an opinion on the proposals, which is published together with the motions.

Registrations in share register

The general rules for being entered with voting rights in the Swiss or US Share Register of UBS also apply before General Meetings of Shareholders (for details see previous page). There is no “closing of the share register” in the days ahead of the meeting. Registrations including the transfer of voting rights are processed for as long as technically possible, normally until two days before the meeting.

Corporate Governance
Change of control and defense measures

Change of control and defense measures

UBS refrains from restrictions that would hinder developments initiated in or supported by the financial markets. There are no specific protections against hostile takeover in place.

Duty to make an offer

An investor who acquires 33 1/3% of all voting rights, whether they are exercisable or not, has to submit a takeover offer for all shares outstanding, according to Swiss stock exchange law. UBS has not elected to change or opt out of this rule.

Clauses on changes of control

The service agreements and employment contracts of the executive Board members, of the members of the Group Executive Board and of the Group Managing Board do not contain clauses on change of control. UBS does not offer “golden parachutes” to its senior executives. Employment contracts contain notice periods of twelve months for GEB members and six to twelve months for GMB members, depending on local market practice. During this notice period they are entitled to salary and bonuses.

The Compensation Committee of the Board may, however, accelerate the vesting of options and the lapse date for restricted shares in case of a change of control.

Corporate Governance

Corporate Governance
Auditors

Auditors

Audit plays an important role in corporate governance. While putting high priority on remaining independent, the external auditors and Group Internal Audit closely coordinate their work, thereby ensuring the most effective performance of their responsibilities. The Chairman’s Office, the Audit Committee and ultimately the Board of Directors supervise the functioning of audit work.

External, independent auditors

Ernst & Young Ltd., Basel, have been assigned the mandate to serve as global auditors for the UBS Group. They assume all auditing functions according to laws, regulatory requests, and the UBS Articles of Association (see also the paragraph about auditors responsibilities in the regulation and supervision section on page 111–112). The Audit Committee of the Board annually assesses the independence of Ernst & Young and has determined that they meet all independence requirements established by the US Securities and Exchange Commission (SEC). Authority for pre-approval of all additional audit, audit-related and non-audit mandates to the principal auditors lies with the Audit Committee, ensuring that independence of the auditors is not jeopardized by conflicts of interests through additional mandates. Ernst & Young Ltd. inform the Audit Committee annually of the measures they are taking to ensure their own and their employees’ independence from UBS. The Audit Committee assesses this information on behalf of the Board and informs the Board accordingly.

At the Extraordinary General Meeting on 7 September 2000, UBS shareholders appointed Deloitte & Touche AG, Basel, as special auditors. The special auditors provide audit opinions in connection with capital increases, independently from the Group auditors. They were re-appointed at the AGM in 2003 for another three-year term of office.

Duration of the mandate and term of office of the lead partners

After the UBS-SBC merger, Ernst & Young Ltd., Basel were first appointed as UBS’s principal external auditor for the audit of the 1998 financial statements. Following a comprehensive evaluation process during 1999, they were proposed for reelection at the 2000 AGM. The AGMs through 2004 annually confirmed their mandate, and they will be proposed for reelection at the 2005 AGM.
Due to the seven-year rotation requirement established by the Swiss Chamber of Auditors and declared mandatory for banks by the Swiss Federal Banking Commission, the current lead partners in charge of the UBS audit, Roger K. Perkin and Peter Heckendorn, are now being replaced. Andreas Blumer took over from Peter Heckendorn over the course of 2004, and Roger Perkin, while remaining responsible for the completion of the audit for the 2004 financial statements, will be replaced by Andrew McIntyre at the beginning of 2005.

Fees paid to principal external auditors

UBS paid the fees (including expenses) listed in the table on the following page to its principal external auditors Ernst & Young Ltd.
Audit work includes all services necessary to perform the audit in accordance with applicable generally accepted auditing principles as well as other assurance services that generally only the Principal Auditor can provide, including comfort letters, statutory and regulatory audits, attest services, consents, and reviews of documents filed with regulatory bodies under applicable law.
Audit-related work consists primarily of additional attest services, such as retirement and compensation plan audits, agreed upon procedures reports required by contract and audits performed at the request of management. It also includes due diligence work on acquisitions and initial work relating to the eventual attestation as to UBS’s compliance with section 404 of the Sarbanes-Oxley Act of 2002.
Tax work means services performed by professional staff in Ernst & Young’s tax division, other than audit work, and includes tax compliance, tax consultation and tax planning in respect of UBS’s own affairs. Ernst & Young may not provide tax consulting to members of senior management.
“Other” services are only approved on an exceptional basis. In 2003 and 2004, they comprised two specifically approved services (on-call advisory and specified procedures in respect of mortgage-backed securities documentation).
In addition to the fees listed in the table, Ernst & Young were paid CHF 14,876,000 (CHF 14,552,000 in 2003) for audit and tax work performed on behalf of UBS Investment Funds, many of which have independent fund boards or trustees.

Pre-approval procedures and policies

All services provided by Ernst & Young have to be pre-approved by the Audit Committee of the Board. A pre-approval may be granted either for a specific mandate or in the form of a general pre-approval authorizing a limited and well-defined type and amount of services. Within these clearly defined limits, the Group Chief Financial Officer may authorize proposed mandates, but submits them for approval to the Audit Committee at its next meeting. Requests for ad hoc mandates are routed from the Group Controller to the Company Secretary, who submits them to the chairman of the Audit

Corporate Governance
Auditors

Fees paid to external auditors

UBS paid the following fees (including expenses) to its principal external auditors Ernst & Young Ltd.:
	For the year ended
in CHF thousand	31.12.04	31.12.03

Audit

Global audit fees	33,465	27,645

Additional services classified as audit (services required by law or statute, including work of non-recurring nature mandated by regulators)	3,094	4,589

Total audit	36,559	32,234

Non-audit

Audit-related fees	9,513	10,267

Tax advisory	3,451	5,947

Other	3,282	3,404

Total non-audit	16,246	19,618

Committee for pre-approval. His decisions are brought to the next Audit Committee meeting for ratification.

The SEC prohibits independent auditors from providing a number of specific services. Ernst & Young have not provided any such services during the year.

Group Internal Audit

With 255 staff members worldwide at 31 December 2004, Group Internal Audit provides an independent review of the effectiveness of UBS’s system of internal controls and compliance with key rules and regulations. It specifically verifies or assesses whether the internal controls are commensurate with the corresponding risks and are working effectively, whether activities within the firm are being conducted and recorded properly, correctly and fully, and whether the organization of operations, including information technology, is efficient and information is reliable. All key issues raised by Group Internal Audit are communicated to the management responsible, to the Group CEO and to the executive members of the Board of Directors via formal Audit Reports. The Chairman’s Office and the Audit Committee of the Board are regularly informed of important findings. Group Internal Audit closely cooperates with internal and external legal advisors and risk control units on investigations into major control issues.

To maximize its independence from management, the head of Group Internal Audit, Markus Ronner, reports directly to the Chairman of the Board. Group Internal Audit has unrestricted access to all accounts, books and records and must be provided with all information and data needed to fulfill its auditing duties. Group Internal Audit addresses any reports with major issues to the Chairman of the Board. The Chairman’s Office may order special audits to be conducted, and the Group Executive Board, with the agreement of the Chairman, may also instruct Group Internal Audit to conduct such audits.

Coordination and close co-operation with the external auditors enhance the efficiency of Group Internal Audit’s work.

Supervisory and control instruments vis-à-vis the external auditors

The Audit Committee, on behalf of the Board of Directors, monitors the qualification, independence and performance of the Group Auditors and their lead partners. It prepares proposals for appointment or removal of the external auditors for review by the full Board, which then submits the proposal to the AGM.

The Audit Committee reviews the annual written statement submitted by the external auditors as to their independence. It also reviews the engagement letter between UBS and the external auditors and the fees and terms of the planned audit work. Mandates to the Group auditors for additional audit, audit-related and permitted non-audit work are subject to pre-approval by the Audit Committee. For details see preceding paragraph on external, independent Auditors.
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
The Audit Committee and the Chairman’s Office report back to the Board of Directors about their contacts and discussions with the external auditors. Once per year, the lead partners take part in a Board meeting, normally to present the Long-form Report of the External Auditors, as required by the Swiss Federal Banking Commission.

Corporate Governance

Corporate Governance
Information policy

Information policy

Our financial disclosure policies aim at achieving a fair market value for UBS shares through open, transparent and consistent communication with investors and financial markets.

Main sources of information

UBS provides regular information to its shareholders and to the financial community.

Financial results will be published as follows:

First Quarter	3 May 2005

Second Quarter	9 August 2005

Third Quarter	1 November 2005

Fourth Quarter	14 February 2006

The Annual General Meeting of Shareholders
will take place as follows:

2005	21 April 2005

2006	19 April 2006

UBS meets regularly with institutional investors throughout the year, holding results presentations, specialist investor seminars, roadshows and one-to-one or group meetings across the world. Where possible, these events involve UBS senior management as well as the UBS Investor Relations team. As a means of further widening our audience and maintaining contact with our shareholders around the world, we also make use of diverse technologies such as webcasting, audio links and cross-location video-conferencing.

Our website (www.ubs.com/investors) includes comprehensive information about UBS, including a complete set of our published reporting documents, on-demand access to recent webcast presentations and copies of presentations that senior management have given at industry conferences.
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
A complete list of all sources of information about UBS and contact details for shareholders as well as other interested parties are included in this Handbook on pages 4 to 5.

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

We prepare UBS’s financial statements according to International Financial Reporting Standards (IFRS), and provide additional information in our Financial Report to reconcile the UBS accounts to US Generally Accepted Accounting Principles (US GAAP). A detailed explanation of the basis of UBS’s accounting is given in note 1 to the financial statements, which are published in the Financial Report 2004. An explanation of the critical accounting policies applied in the preparation of our financial statements is provided in a specific section in our Financial Report 2004.

Corporate Governance
Information policy

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

US regulatory disclosure requirements

As a Swiss company listed on the New York Stock Exchange (NYSE), we comply with the disclosure requirements of the Securities and Exchange Commission (SEC) and the NYSE for private foreign issuers. These include the requirement to make certain filings with the SEC. As a private foreign issuer, some of the SEC’s regulations and requirements which apply to domestic issuers are not applicable to UBS. We provide UBS’s reg-

ular quarterly reports to the SEC under cover of Form 6-K, and file an annual report on Form 20-F. We also provide additional disclosure at half-year to meet specific SEC requirements, which again is provided under cover of Form 6-K. These reports, as well as materials sent to shareholders in connection with annual and special meetings, are all available on our website, at www.ubs.com/investors. As of the end of the period covered by this Annual Report, an evaluation was carried out under the supervision of our management, including the Group CEO and Group CFO, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a–15e) under the US Securities Exchange Act of 1934). Based upon that evaluation, the Group CEO and Group CFO concluded that these disclosure controls and procedures were effective as of the end of the period covered by this Annual Report. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Corporate Governance

Corporate Governance
Regulation and supervision

Regulation and supervision

We aim to comply with all applicable provisions and to work closely and maintain good relations with regulators in all jurisdictions where we conduct business.

As a Swiss-registered company, UBS’s home country regulator is the Swiss Federal Banking Commission (SFBC).

UBS’s operations throughout the world are regulated and supervised by the relevant authorities in each of the jurisdictions in which we conduct business.
The following sections describe the regulation and supervision of UBS’s business in Switzerland, our home market. They also describe the regulatory and supervisory environment in the United States and the United Kingdom, our next two largest areas of operations.

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
The Federal Act of 10 October 1997 on the Prevention of Money Laundering in the Financial Sector (Money Laundering Act, MLA) lays down a common standard for due diligence obligations for the whole financial sector, which must be met in order to prevent money laundering.
In its capacity as a securities broker, UBS is governed by the Swiss Federal Law on Stock Exchanges and Trading in Securities of 24 March 1995, as amended, under which the SFBC is appointed as prime regulator for these activities.

Regulatory policy

Swiss regulatory policies are formulated on three levels. The first two are the statutory levels of primary and secondary legislation issued by Parliament and the Swiss Federal Council. The SFBC has substantial influence on the drafting of these regulatory statutes (for example, the specific ordinance concerning the prevention of money laundering of 18 December 2002, amended in 2003). On a more technical level, the SFBC is empowered to issue so-called circulars, 25 of which are presently effective. Among the latest is a circular that sets minimum standards for the use of guarantees and credit derivatives issued on 14 October 2003. Another is a circular ruling the supervision of large banking groups issued on 21 April 2004. The latter directly applies to UBS and prescribes what information we are required to provide the SFBC, the structure of our regular interaction with them, and the scope of on-site reviews (prudential independent controls) as well as extended audits by the SFBC. In certain fields, the SFBC officially endorses self-regulatory guidelines issued by the banking industry (through the Swiss Bankers’ Association), making them an integral part of banking regulation. Examples are:

–	Agreement on Swiss banks’ code of conduct with regard to the exercise of due diligence (CDB 03), 2003
–	Guidelines on the handling of dormant accounts, custody accounts and safe-deposit boxes held in Swiss banks, 2000
–	Portfolio Management Guidelines, 2003
–	Guidelines on Internal Control, 2002
–	Directives on the Independence of Financial Research, 2003
–	Allocation Directives for the New Issues Market, 2004.

Certain aspects of securities broking, such as the organization of trading, are subject to self-regulation through the SWX Swiss Exchange (for example, the Listing regulation of 24 January 1996) and the Swiss Bankers’ Association, under the overall supervision of the SFBC.

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
The SFBC has direct responsibility for supervision in two areas: capital requirements for market risk, for which there is a specialist team; and the supervision of the two large Swiss banking groups, including UBS. The supervisory strategy entails direct supervision in the form of regular meetings with bank management, supervisory visits of our operations, on-site reviews, direct reporting, both routine and ad hoc, and regular meetings with the host regulators of our overseas

Corporate Governance
Regulation and supervision

activities. Close co-operation, including regular trilateral meetings, has been established between the SFBC and UBS’s US and UK regulators, and further links are being established by the SFBC with other relevant regulators.

Reporting requirements and capital requirements

UBS reports financial, capital, legal and risk information to the SFBC. The SFBC also reviews the bank’s risk management and control policies and procedures in all areas of risk, including Know Your Customer rules and anti-money laundering practices.
Switzerland applies the internationally agreed capital adequacy rules of the Basel Capital Accord, but the SFBC implementation imposes a more differentiated and tighter regime than the internationally agreed rules, including a more stringent definition of capital (see Capital management on page 73).

Disclosures to the Swiss National Bank

Switzerland’s banks, according to Swiss banking law, are primarily supervised by the SFBC while compliance with liquidity rules, in particular, is monitored by the Swiss National Bank (SNB). UBS sends the SNB detailed monthly interim balance sheets, capital adequacy and liquidity statements. UBS also submits an annual statement of condition and quarterly stress testing results and co-operates with the Financial Stability and Oversight unit of the SNB whenever required. The SNB can also require UBS to make additional disclosures of financial condition and other information relevant to its regulatory oversight.

Regulation and supervision in the US

Banking regulation

UBS’s operations in the United States are subject to a variety of regulatory regimes. We maintain branches in California, Connecticut, Illinois, New York and Florida. UBS’s branches located in California, New York and Florida are federally licensed by the Office of the Comptroller of the Currency. US branches located in Connecticut and Illinois are licensed by the state banking authority of the state in which the branch is located. Each US branch is subject to regulation and examination by its licensing authority. In addition, the Board of Governors of the Federal Reserve System exercises examination and regulatory authority over our state-licensed US branches. We also maintain state and federally chartered trust companies and other limited purpose banks, which are regulated by state regulators or the Office of the Comptroller of the Currency. Only the deposits of UBS’s subsidiary bank located in the state of Utah are insured by the Federal Deposit Insurance Corporation. The regulation of our US branches and subsidiaries imposes restrictions on the activities of those branches and subsidiaries, as well as prudential restrictions, such as limits on extensions of credit to a single borrower, including UBS subsidiaries and affiliates.

The licensing authority of each US branch has the authority to take possession of the business and property of the office it licenses in certain circumstances. Such circumstances generally include violations of law, unsafe business practices and insolvency. As long as UBS maintains one or more federal branches, the Office of the Comptroller of the Currency also has the authority to take possession of the US operations of UBS AG under similar circumstances, and this federal power may preempt the state insolvency regimes that would otherwise be applicable to our state-licensed branches. As a result, if the Office of the Comptroller of the Currency exercised its authority over the US branches of UBS AG pursuant to federal law in the event of a UBS insolvency, all of UBS’s US assets would most likely be applied first to satisfy creditors of our US branches as a group, and then made available for application pursuant to any Swiss insolvency proceeding.

In addition to the direct regulation of our US banking offices, operating US branches subjects UBS to regulation by the Board of Governors of the Federal Reserve System under various laws, including the International Banking Act of 1978 and the Bank Holding Company Act of 1956. On 10 April 2000, UBS AG was designated a “financial holding company” under the Bank Holding Company Act of 1956. Financial holding companies may engage in a broader spectrum of activities, including underwriting and dealing in securities. To maintain its financial holding company status, UBS and its US subsidiary bank located in Utah are required to meet or exceed certain capital ratios and UBS’s US branches and its US subsidiary bank located in Utah are required to meet or exceed certain examination ratings.
A major focus of US governmental policy relating to financial institutions in recent years has been aimed at combating money laundering and terrorist financing. Regulations applicable to UBS and its subsidiaries impose obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing could have serious legal and reputational consequences for the institution.

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

Corporate Governance

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

Regulation and supervision in the United Kingdom

UBS’s operations in the United Kingdom are regulated by the Financial Services Authority (FSA), as the UK’s single regulator, which establishes a regime of rules and guidance governing all relevant aspects of financial services business.

The FSA has established a risk-based approach to supervision and has a wide variety of supervisory tools available to it, including on-site inspections (which may relate to an industry-wide theme or be firm-specific) and the ability to commission reports by skilled persons (who may be the firm’s auditors, IT specialists, lawyers or other consultants as appropriate). The FSA also has an extremely wide set of sanctions which it may impose under the Financial Services and Markets Act, broadly similar to those available to US regulators.

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

Compliance with NYSE listing standards on corporate governance

UBS aims to comply with all relevant standards on corporate governance. As a foreign company, listed on the New York Stock Exchange (NYSE), we are only required to comply with the rules relating to audit committees and annual certifications. UBS, however, has voluntarily adopted the overwhelming majority of the NYSE rules for US companies.

Introduction

On 4 November 2003, the Securities and Exchange Commission (SEC) approved the revised New York Stock Exchange corporate governance rules. Foreign private issuers – such as UBS – must comply with the rules on Audit Committees by 31 July 2005 and must also disclose significant differences and material non-compliance with all other NYSE standards by the first annual shareholders meeting after 15 January 2004. UBS fully complies with the SEC requirements relating to Audit Committees and fulfills the overwhelming majority of the NYSE listing standards on corporate governance. The few exceptions are mainly due to the different legal system in Switzerland and are explained in detail in this chapter.

Independence of directors

The Board of Directors, based on the listing standards of the NYSE, approved “Criteria for defining external Board members’ independence”, which are published on the firm’s website under www.ubs.com/corporate-governance. Each external director has to personally confirm his compliance with the criteria. The Board, at its meeting of 3 February 2005, affirmatively determined that Ernesto Bertarelli, Peter Böckli, Sir Peter Davis, Rolf A. Meyer, Helmut Panke, Peter Spuhler and Lawrence A. Weinbach have no material relationship with UBS, either directly or as a partner, controlling shareholder or executive officer of a company that has a relationship with UBS. Each of them also met all the other requirements of the Board and of the New York Stock Exchange with respect to independence, with the exception of Ernesto Bertarelli. Mr. Bertarelli does not satisfy one of the independence requirements because UBS is the main sponsor to Team Alinghi, the defender of the “America’s Cup 2007”. Mr. Bertarelli is the owner of Team Alinghi SA. Otherwise Ernesto Bertarelli fully satisfies the New York Stock Exchange independence requirements. The Board of Directors does not believe that UBS’s sponsorship of Team Alinghi impairs Mr. Bertarelli’s independence in any way.

The Board of Directors has also determined that Lawrence A. Weinbach, Sir Peter Davis and Rolf A. Meyer meet the more stringent independence requirements for Audit Committee members. They do not receive directly or indirectly any con-

sulting, advisory or other compensatory fees from UBS other than in their capacity as directors. They do not hold directly or indirectly UBS shares in excess of 5% of the outstanding capital, and none of them serves on the audit committees of more than two other public companies. The Board determined that all three Audit Committee members are financially literate and that Lawrence Weinbach and Rolf Meyer are “financial experts” according to the definitions established by the Sarbanes-Oxley Act of 2002, Lawrence Weinbach being a certified public accountant and having been in the audit and accounting business during most of his professional career, and Rolf Meyer through his former responsibility as Chief Financial Officer of a large listed company.

UBS operates under a strict dual Board structure mandated by Swiss banking law. No member of the Group Executive Board may also be a member of the Board of Directors and vice versa. This structure ensures an institutional independence of the entire Board of Directors from the day-today management. Therefore all Board members are considered non-management directors, although the three executive members of the Chairman’s Office are former members of the executive management and are performing their mandate on a full-time basis. The Board meets regularly without executive management, but including the executive members of the Board.

Board committees

UBS has established audit, compensation and nominating committees. The charters for all Board Committees are published on www.ubs.com/corporate-governance. Additional information on the Board Committees’ mandates, responsibilities and authorities and their activities during 2004 can be found on pages 91–92 of this section.

In addition to these three committees, the Chairman of the Board and the Vice Chairmen form a “Chairman’s Office”, which has clearly defined authorities and duties. It also has responsibility for oversight of the internal audit function (as defined in the Swiss Federal Banking Commission’s Circular Letter on Internal Audit) and acts as Risk Committee of the Board. For more details see page 91 of this section, the UBS Organization Regulations with its Appendix, and the Charter for the Chairman’s Office (www.ubs.com/corporate-governance).

Corporate Governance

Differences from NYSE standards

According to Rule 303A.11 of the NYSE Corporate Governance listing standards, foreign private issuers have to disclose any significant ways in which their corporate governance practices differ from those to be followed by domestic companies. The UBS Board of Directors has determined the following differences:
For US listed companies the NYSE rules require:
–	responsibility of the Audit Committee for appointment, compensation, retention and oversight of the Independent Auditors.
UBS’s Audit Committee has been assigned all these responsibilities, except for appointment of the Independent Auditors, which – according to Swiss Company Law – is required to be voted upon by shareholders. The Audit Committee assesses the performance and qualification of the External Auditors and submits its proposal for appointment, re-appointment or removal to the full Board, which brings this proposal to the shareholders for vote at the Annual General Meeting (AGM).
–	discussion of risk assessment and risk management policies by Audit Committee.
UBS, as a global financial services firm, has a sophisticated and complex system of risk management and control. Risk management and control is the clear responsibility of the business. The Board of Directors, of which the Audit Committee members are part, has authority to define the firm’s risk principles and its risk capacity. The Chairman’s Office, acting as Risk Committee on behalf of the full Board, is responsible for monitoring the adherence to the defined risk principles and for reviewing whether the business and control units run appropriate systems for the management and control of risks. The Audit Committee is regularly updated by Group Internal Audit on specific risk issues.
–	assistance by Audit Committee of the internal audit function.
In accordance with the Swiss Federal Banking Commission’s Circular Letter on Internal Audit, dated 14 December 1995, UBS gave the Chairman’s Office responsibility and authority for supervising the internal audit function. The complexity of the financial services industry requires in-depth knowledge to allow for an effective supervision of the internal audit function. The Chairman’s Office reports back to the full Board on all important findings, and the Audit Committee is regularly updated directly by the head of Group Internal Audit.
–	responsibility of the Nominating Committee for oversight of management and Board evaluation.
Management evaluation (performance of the Group CEO and the members of the Group Executive Board) is done by the Chairman’s Office and reported to the full Board.

All Board Committees perform a self-assessment of their activities and report back to the full Board. The Board has direct responsibility and authority to evaluate its own performance, without preparation by a Board Committee.
–	proxy statement reports of the Audit and Compensation Committees.
Under Swiss Company Law, all reports addressed to shareholders are provided and signed by the full Board, which has ultimate responsibility vis-à-vis shareholders. The Committees submit their reports to the full Board.
–	shareholders’ votes on equity compensation plans.
Under Swiss Company Law, the approval of compensation plans is not within the authority of the AGM, but of the Board of Directors. The reason for this approach is the fact that the capital of a Swiss company is determined in the Articles of Association and, therefore, each increase of capital has to be submitted for shareholders’ approval. If equity-based compensation plans result in a need for a capital increase, AGM approval is mandatory. If, however, shares for such plans are purchased in the market, shareholders do not have the authority to vote on their approval.
–	non-management directors to meet at least once per year separately, without any directors participating who are not independent because of their employment by the company.
Under Swiss Banking Laws Board members are not allowed to assume any day-to-day management responsibility. UBS therefore considers all its Board members as “non-management directors”, despite the fact that three “executive” Board members perform their mandate on a full-time basis and are remunerated by the company for their services. The Board meets regularly without executive management, but including the three executive Board members.

Corporate Governance Guidelines, Code of Business Conduct and Ethics, and Whistleblowing Protection

The Board of Directors has adopted corporate governance guidelines, which are published on the UBS website at www.ubs.com/corporate-governance.

The Board of Directors has also adopted a Code of Business Conduct and Ethics with an Addendum for principal executive, financial and accounting officers or controllers, as required by the Sarbanes-Oxley Act. The code is available on the UBS website at www.ubs.com/corporate-governance.
The Audit Committee of the Board has established rules for the handling of complaints related to accounting and auditing matters in addition to the internal policies on Whistleblowing Protection for Employees and on Compliance with Attorney Standards of Professional Conduct. The Audit Committee Procedures are available on the UBS website (www.ubs.com/corporate-governance).

Corporate Governance
Senior leadership

Senior leadership

The senior leadership of UBS, in addition to the Group Executive Board, includes the members of the Group Managing Board (GMB) and the Vice Chairmen of the Business Groups.

Group Managing Board

The members of the GMB are drawn from the management teams of the Business Groups and the Corporate Center or assume special Group functions. The GMB plays a crucial role in achieving UBS’s one-firm vision and promoting the UBS agenda. Its role is to understand, challenge and contribute to further developing the firm’s direction, values and principles and to promote and communicate its culture.

Members as of 31 December 2004 and announced changes.

Wealth Management & Business Banking

Michel Adjadj	Head of Wealth Management Eastern Mediterranean, Middle East & Africa

Arthur Decurtins	Head of Wealth Management Benelux, Germany & Central Europe

Thomas K. Escher	Head of IT (Vice Chairman Wealth Management as from 1 July 2005)

Jürg Haller	Head of Products & Services

Eugen Haltiner	Head of Business Banking (Vice Chairman Business Banking as from 1 February 2005)

Marten Hoekstra	Head of Market Strategy & Development

Dieter Kiefer	Head of Wealth Management Western Europe

Martin Liechti	Head of Wealth Management Americas

Hans-Ulrich Meister	Head of Large Corporates & Multinationals (Head of Business Banking as from 1 February 2005)

Jeremy Palmer	Head of Wealth Management UK, Northern & Eastern Europe

Werner H. Peyer	Head of Wealth Management and Affluent Banking Zurich Region

Joe Rickenbacher	Chief Credit Officer

Alain Robert	Head of Wealth Management Switzerland

Kathryn Shih	Head of Wealth Management Asia Pacific

Jean Francis Sierro	Head of Resources

Anton Stadelmann	Chief Financial Officer

Vittorio Volpi	Head of Wealth Management Italy

Raoul Weil	Head of Wealth Management International

Stephan Zimmermann	Head of Operations (Chief Operations Officer as from 1 July 2005)

New member as from 1 March 2005:

Michael A. Weisberg	Head of Investment Solutions/Products and Services

Investment Bank

Andy Amschwand	Head of Investment Bank Switzerland Global Head of Foreign Exchange/Cash and Collateral Trading

David Aufhauser	Global General Counsel

Michael Bolin	Chief Administrative Officer

Gary Bullock	Global Head of Infrastructure Logistics

Regina A. Dolan	Chief Financial Officer

Robert Gillespie	Joint Global Head of Investment Banking

Michael Hutchins	Global Head of Fixed Income, Rates & Currencies

Huw Jenkins	Global Head of Equities

Stephan Keller	Chief Risk Officer

Philip J. Lofts	Chief Credit Officer (Group Chief Credit Officer as from 1 April 2005)

Ken Moelis	Joint Global Head of Investment Banking

Rory Tapner	Chairman and CEO Asia Pacific

Robert Wolf	Chief Operating Officer

New members as from 1 March 2005:

Simon C. Bunce	Chief Executive Officer and President of UBS Securities Japan Limited

Thomas R. Hill	Global Head of Equity Research

Wealth Management USA

Robert J. Chersi	Chief Financial Officer

Mike Davis	Head of Western Division

Tom Naratil	Director of Banking and Transactional Solutions

James M. Pierce	Head of Central Division

James D. Price	Director of Investment and Marketing Solutions

Timothy J. Sennatt	Head of Eastern Division

Robert H. Silver	President and Chief Operating Officer

New member as from 1 March 2005:

David L. Zoll	Director of National Sales

Global Asset Management

Gabriel Herrera	Head of Europe, Middle East & Africa

Thomas Madsen	Global Head of Equities

Joe Scoby	CEO Alternative & Quantitative Investments

Brian Singer	Global Head of Asset Allocation

Kai Sotorp	Head of Americas

Mark Wallace	Global Head of Logistics Infrastructure

Paul Yates	Head of UK

Corporate Governance

Corporate Center

Scott G. Abbey	Chief Technology Officer

Mark Branson	Chief Communication Officer

Rolf Enderli	Group Treasurer

Thomas Hammer	Group Head of Human Resources

Robert W. Mann	Head of Leadership Institute

Hugo Schaub	Group Controller

Walter H. Stuerzinger	Group Chief Risk Officer (Member of the GEB as from 1 March 2005)

Marco Suter	Group Chief Credit Officer (proposed to 2005 AGM for election to the Board of Directors)

New member as from 1 March 2005:

Neil R. Stocks	Head of Group Compliance

Chairman’s Office

Luzius Cameron	Company Secretary (as of 1 January 2005)

Gertrud Erismann-Peyer	Company Secretary (retiring as of 1 May 2005)

Markus Ronner	Head of Group Internal Audit

Business Group Vice Chairmen

Business Group Vice Chairmen are appointed to support the businesses in their relationships with key clients. They strongly contribute to the success of UBS and work closely together with the members of the Group Managing Board.

Members as of 1 February 2005 and announced changes

Wealth Management & Business Banking

Thomas K. Escher	Wealth Management (as from 1 July 2005)

Carlo Grigioni	Wealth Management

Eugen Haltiner	Business Banking

Investment Bank

Ken Costa

Lord Brittan of Spennithorne, QC

Senator Phil Gramm

117

Corporate Responsibility

We make responsible behavior an important part of our culture, identity and business practice.

1

Corporate Responsibility

Corporate Responsibility

UBS makes responsible behavior an important part of its culture, identity and business practice. As a leading global financial services firm, we want to provide our clients with value-added products and services, promote a corporate culture that adheres to the highest ethical standards, and generate superior but sustainable returns for our shareholders. We are committed to being an equal opportunity employer, protecting the environment, adhering to high social standards, and contributing to the communities which we are a part of. For us, behaving responsibly sometimes means moving beyond solely profit-oriented considerations and legal requirements when doing business.

In order to retain the franchise society gives us, we have to conduct our core business responsibly and at the same time engage in the communities that we are part of. We translate this into four broad fields of action:
–	we aim to provide a working environment that is based on the values of diversity and meritocracy
–	we uphold high ethical values when dealing with our clients and suppliers
–	we support the communities not only with donations, but also by giving our employees the opportunity to engage in volunteering work
–	we have a global environmental management process in place to make sure that in all our business dealings we act in an environmentally responsible manner.

Our corporate responsibility processes

In 2001, we created a Corporate Responsibility Committee. It discusses and judges how to meet the evolving expectations of our stakeholders related to our corporate conduct. If it comes to the conclusion that there is gap between what stakeholders expect and what we practice – and that this gap represents either a risk or an opportunity to the firm – the committee suggests appropriate measures to management, which is then responsible for implementing solutions.

The committee is chaired by Marcel Ospel, Chairman of UBS, and includes one other member of the Board of Directors and seven senior UBS executives representing our businesses, as well as a number of corporate functions, including legal, communication and risk management.
The committee’s work is supported by a working group that comprises representatives from all our Business Groups, as well as functional experts. It evaluates any new issues potentially related to corporate conduct, and ensures that all are brought to the attention of the committee.
Neither the Corporate Responsibility Committee nor the corporate responsibility working group runs ongoing operational processes. They ensure that UBS aligns business practices with changing societal expectations.

Being a responsible employer

Our success in achieving our business goals depends on our staff. We have a commitment to support them – both during and beyond their careers with UBS.
Our Employee Assistance Programs (EAPs) are a case in point.
As the world struggled to come to terms with the devastating tsunami of 26 December 2004, UBS staff in the UK were able to access an independent counseling hotline under the auspices of the UK region’s EAP. Provided in conjunction with an independent organization, the service gives UBS employees 24-hour confidential access to specialist information, consultants, and advisors.
UBS supports EAPs in a number of locations. Usually underpinned by independent, third-party organizations, as in the UK, the programs offer confidential support to help employees balance their work, family and personal needs and help resolve issues that occur in everyday life. While the firm is not informed about any specifics, we do receive some trend reports, and there appear to be some interesting geographical differences. In the US, the largest percentage of contacts concern work / life balance, as well as psychological and family / relationship matters. In the UK, the largest percentage relates to managing work issues. In Switzerland, health-related issues are most frequently cited. Additional programs take account of employee interests when the firm undertakes business-driven restructuring. One example is COACH, a set of measures designed to soften the blow

Corporate Responsibility

Contributing to society – preventing money laundering

An extensive and constant effort to prevent money laundering is the most important single contribution to society that we can make. The integrity of the financial system is the responsibility of all those involved in it. We take our duties extremely seriously – in protecting both the system at large and our own operations. Our stakeholders expect us to be at the forefront of developing strategies and implementing measures necessary to achieve these objectives. The threats posed by money laundering and terrorism are real, and we all have a role in contributing to the fight against them as effectively as possible.

Concretely, in 2004, we appointed a Global Head of Money Laundering Prevention to oversee and lead our efforts to fight money laundering, corruption, and the financing of terrorism. His key task is to help employees to recognize, and then manage and report suspicious activities – in a way that neither treats all clients as criminals nor unduly hinders our normal banking business.
The best way to achieve this is through a real spirit of partnership across the firm – between those who manage client relationships and the risk managers and controllers who support them. Our employees should be focused on really getting to know clients, understanding their needs – and then questioning things that do not make sense. In fact, we believe that one reason clients choose UBS is because they are confident of our first-class reputation for integrity.
At UBS, we see the prevention of money laundering as an evolving process. We take a risk-oriented approach that is tai-

lored to our different business lines and their specific risks and exposures. This includes establishing, where applicable, consistent criteria by which a business relationship should be judged “higher-risk”. We utilize technology to assist us in the identification of transaction patterns or unusual dealings.

We are also strongly committed to promoting stringent anti-money laundering standards for the financial industry as a whole. As a prime example of this, UBS was one of the driving forces behind the launch of the Wolfsberg Group and its issuance of global anti-money laundering principles in 2000. In the years after that, we also strongly supported its efforts to suppress terrorism finance, its monitoring, screening and searching guidelines, and its correspondent banking principles. As part of the group, and at the request of Russian and Chinese banking authorities, we have held seminars in both countries on how to prevent money laundering.

Investing in our communities

The “raison d’être” behind our well-established program of community investment is the recognition that our success depends not only on the skill and resources of our people and the relationships we foster with clients, but also on the health and prosperity of the communities we work in. Dedicated teams worldwide work closely with staff at all levels to build partnerships with organizations in the communities where we operate, focusing on education, regeneration and environmental projects.

UBS supports communities in various ways. We make direct cash donations to selected organizations, and match do-

for staff displaced as UBS continues to reshape its Swiss activities in response to market conditions.
Launched early in 2003, the package extends the standard notice term of each eligible employee by two months. During this period, employees retain their full salary and benefits. They also receive counseling and support to help them apply for new jobs either within UBS or outside. To this end, COACH advisors work closely with UBS’s human resources managers and draw on the expert-
ise of UBS’s internal social consultancy service and specialized external agencies.
Financial assistance of up to CHF 6,000 per employee is also available for job-related training where this will help applicants change their career path from, say, a banking operations-related role to a more office-centered function. To date, some 1,300 staff members have enrolled with COACH. Of this total, about one-tenth have found re-employment within UBS.
Neither the EAPs nor COACH are low-cost options for UBS. But by providing eligible employees with benefits that extend well beyond the contractually stipulated level, such programs acknowledge the firm’s wider responsibilities to its staff and to society.

Corporate Responsibility

“UBS was instrumental in creating the Wolfsberg Group, named after their own management training center in Switzerland. With the help of the anti-corruption organization, Transparency International, 12 of the worlds largest banks – banks which would normally be guarded about sharing internal procedures with their competitors, collaborated to develop and publish the “Anti Money Laundering Principles” called the “Wolfsberg Principles” ...which have received worldwide recognition as good practice – filling gaps in national laws and regulations.”
Jermyn Brooks, Director, Transparency International

nations from our employees to most charities. In 2004 we donated more than CHF 25 million to support charitable causes and the communities we are a part of. Our employees, through their volunteer efforts, also make significant contri-

butions to the communities they live in, and, depending on location, UBS supports their commitment by offering up to two days per year for volunteering.

Besides the engagement of the firm and its employees, we also give our clients the opportunity of joining us in engaging in charitable causes. The UBS Optimus Foundation invests donations from our clients into a number of programs and organizations that focus particularly on children. The projects involve close collaboration with respected partner organizations and are selected by a team of specialists with the foundation, who also closely monitor their implementation. The costs of managing and administering the UBS Optimus Foundation are borne in full by UBS, so that the full contribution from our clients reaches the projects.

A glimpse of what we do

The community investment programs we support are regionally directed and respond to the needs of the communities that we do business in around the world. The following provides a brief glance at some of our activities: In the Americas, support for the YMCA’s Virtual Y after-school program has extended into its eighth year. The Virtual Y is a daily literacy-based after-school program for elementary school students. The program fosters innovative approaches to learning, focused on academic support, health and recreation, and appreciation for arts and culture. As the largest corporate supporter, UBS sponsors the program in 11 New York City public schools, impacting approximately 600 students annually. To complement our financial contributions, our employees engage in various initiatives with these schools, including volunteer projects, executive-principal mentoring and school supply and book drives. In Asia Pacific, UBS supports “TEACH ME Inc” in Singapore, a program set up by the Asian Women’s Welfare Association, to prepare disabled youths for open employment. Over the last two years, UBS has been actively supporting the program not only by making financial contributions, but also through the involvement of UBS staff and management in the organization of internship and employment stints in UBS to get the disabled students used to working life. Employee volunteers also organize regular workshops on such topics as writing resumés and handling job interviews. In the UK, we support The Brokerage, a small, proactive charity working with City of London and other employers to promote local recruitment. It was established to widen access to quality, sustainable job opportunities in the City, breaking down perceived barriers between companies such as UBS and people living in the inner London areas, such as Hackney and Tower Hamlets, which rate high on the poverty index. By offering a range of services to unemployed people who are interested in working for a City firm, The Brokerage has helped more than 1,000 individuals find employment. To complement our financial contributions, our volunteers have hosted three-month internships for The Brokerage candidates and have also run workshops for them in our London offices.
In Switzerland, our employees, past and present, have developed “A Help-
ing Hand from UBS Employees”. This disburses employees’ donations to enable disadvantaged people to lead active and independent lives. We encourage employee involvement by matching some of the funds raised and also through offering time for volunteering. For example, on the centenary anniversary of “Stiftung Wagerenhof”, a home for the disabled in Uster, UBS employees voluntarily worked as facilitators during a one-week project where adolescents and disabled persons saw each other’s worlds. Together they built a playground, furnished a nursery and constructed pathways.
Another organization in Switzerland, the UBS Cultural Foundation, fosters creativity, appreciation of different cultural expression, and contact between artists and society. The foundation financially supports fine arts, film, literature, music, preservation of historic buildings, archaeological projects and studies in history and philosophy in Switzerland.
In similar fashion, the UBS Foundation for Education and Social Welfare focuses on education and development, aiming to improve social welfare for deprived communities in Switzerland.

Corporate Responsibility

Socially responsible investments

UBS’s expertise in incorporating environmental and social aspects into its research and advisory activities is an important attraction for certain investors. In addition to financial considerations, socially responsible investments (SRI) take into account environmental, social or ethical criteria.

Our Global Asset Management business offers a wide range of SRI products to both private and institutional investors. In Switzerland and Japan, we use an approach which actively selects the best performers in each industry on environmental and social criteria. Our largest SRI fund, the UBS (Lux) Equity Fund- Eco Performance, invests globally in more than 100 equities with superior sustainability performance. In the US, Global Asset Management manages various institutional accounts that exclude certain companies or sectors using “negative” screening criteria. In the UK, Global Asset Management seeks to influence corporate responsibility and corporate governance performance of the companies it invests in. Our wealth management businesses around the world also offer SRI products from third-party providers.
In 2004, considerable effort went into increasing awareness of socially responsible investments in the Global Asset Management business. A key measure was the integration of SRI analysis into the Business Group’s proprietary financial research platform.
In the Investment Bank, sell-side analysts have experienced steady demand from clients for SRI advice. As a result, in 2004 it established an equity research desk to monitor ratings provided by external SRI agencies, produce original research on areas of increasing or diminishing risk, organize collaborative research by analysts about emerging SRI themes, and write about and advise on quantifying the effects on share prices of companies with exposure to such issues.

Our impact on the environment

We impact the environment in a number of ways. Our businesses consume electricity, employees travel for business purposes, they use paper and generate waste in the course of their work, and offices require heating and cooling systems. Improving our use of these resources can boost our operating margins and enhance environmental performance and we have a series of measures that manage our environmental impact efficiently. Performance in that respect has improved considerably since the expansion of our environmental management system to our offices outside Switzerland in 2002. The percentage of waste we recycle is now 70%, up from 32% in 2001. In the same timeframe, we significantly reduced the environmental impact of our consumption of paper by phasing out the use of chlorine bleached paper – which accounted for half the paper we used in 2001.

Our commitment to the environment is underpinned by a global environmental management system certified under the ISO 14001 standard. The system covers both banking activities and in-house operations. We remain committed to integrating environmental considerations into all our business activities. Our environmental policy, based on five principles, is embedded in our culture as well as our management and control principles.

SRI invested assets

	For the year ended			% change from
CHF billion	31.12.04	31.12.03	31.12.02	31.12.03

UBS	2,250	2,133	1,959	5

Socially responsible investments

Positive criteria	0.78	0.72	0.57	8

Engagement[1]	38.5

Exclusion criteria	7.32	8.95	7.88	(18)

Third-party	0.29

Total socially responsible investments’ assets	46.89

Proportion of invested assets (%) [2]	2.08

Performance of UBS’ SRI Funds %

Absolute performance Eco Perf. [3]	4.66	15.90	(34.96)

Relative performance Eco Perf. vs. MSCI [4]	(1.30)	(3.74)	(1.96)

1 Figures for 2003 and 2002 not available due to revised definition.    2 Total socially responsible investments/invested assets.
3 Eco Performance = UBS (Lux) Equity Fund – Eco Performance B.    4 Benchmark: MSCI World.

Positive criteria: applies to the active selection of companies, focusing on how a company’s strategies, processes and products impact its financial success, the environment and society.

Engagement: investors enter into a dialogue with boards or management of companies with the aim of influencing corporate behavior and policies, if appropriate, in relation to environmental, social or ethical issues.

Exclusion criteria: companies or sectors are excluded based on environmental, social or ethical criteria, e.g. companies involved in weapons, tobacco, gambling, or with high negative environmental impacts.

Third-party: UBS’s open product platform gives clients access to SRI products from third-party providers. From 2004 we also report on these invested assets.

Corporate Responsibility

The five environmental principles are:
–	we duly consider environmental risks in all our businesses, especially in lending, investment banking, advisory and research, and in our own investments.
–	we seek to take advantage of the financial market for environmentally-friendly products and services, such as Socially Responsible Investments (SRIs).
–	we actively seek ways to reduce our direct environmental impact on air, soil and water from in-house operations, with a primary focus on reducing greenhouse gas emissions. We also seek to assess the environmental impact of our suppliers.
–	we ensure efficient implementation of our policy through a global environmental management system certified according to ISO 14001 – the international environmental management standard.
–	we invest in knowhow and integrate environmental considerations into internal communications and training.

Overall responsibility for environmental management lies with the Group Executive Board although each business is accountable for its environmental management.

Environmental performance indicators

Every year, we provide a detailed description of our environmental performance using key performance indicators (KPIs),

which allow for year-on-year comparisons. They are based on industry standards such as EPI-Finance 2000 and VfU 2003 (both tailor environmental performance indicators to financial institutions).

The management indicators below provide an overview of our environmental management system at Group level.

Managing environmental risks in our business transactions

When evaluating potential business transactions, material environmental aspects can be important when assessing overall risks. For UBS, a failure to identify, manage or control these environmental risks can manifest itself across a wide variety of risks inherent to our business activities, such as credit risk. An example of that might be when a counterparty’s cash flow or assets are impaired by environmental factors such as inefficient production processes, polluted or contaminated property. Liability risks, such as when a bank takes over collateral onto its own books, would be another one.

Investment Bank

Our Investment Bank has a global environmental risk policy it applies to all transactions, services and activities it performs. The depth of an environmental analysis is based in part on risk

Management indicators

	For the year ended			% change from
Full-time equivalent, except where indicated	31.12.04	31.12.03	31.12.02	31.12.03

Headcount financial businesses [1]	67,424	65,929	69,061	2

In specialized environmental units [2]	22.0	16.4	17.5	34

Environmental awareness raising

Employees trained	1,664	1,377	2,266	21

Training time (hours)	2,124	1,857	2,246	14

Specialized environmental training

Employees trained	602	1,106	442	(46)

Training time (hours)	1,932	2,548	1,503	(24)

External environmental audits [3]

Employees audited	11	26	125	(58)

Auditing time (days)	2.0	3.0	17.0	(33)

Internal environmental audits [4]

Employees audited	148	171	150	(13)

Auditing time (days)	29.2	36.5	25.0	(20)

1 All employment figures represent the state as of 31 December 2004.    2 2004: 19.2 UBS and 2.8 external employees (FTE).    3 Audits carried out by SGS Société Générale de Surveillance SA. Surveillance audits took place in 2003 and 2004. The more comprehensive Re-Certification Audit was done in 2002.    4 Audits/reviews carried out by specialized environmental units. The implementation of Environmental Risk Policies is also audited by Group Internal Audit.

Corporate Responsibility

classification, on UBS’s familiarity with the counterparty, and on comfort with the contents of any prospectus provided by the client. In the initial due diligence phase, environmental factors are screened by Investment Banking staff. If there are indications of significant environmental risk, an internal environmental competence center may be contacted to provide a more detailed environmental assessment. In 2004, 32 such detailed assessments were completed by the competence center.

Wealth Management & Business Banking

In the Wealth Management & Business Banking Business Group, policies and processes adapted to client segments, transaction size and risk exposure control environmental risks in credit transactions. Credit procedures in the Swiss retail business involve a three-step environmental risk assessment. The responsible client advisor carries out a first screening. This step covers financial risks linked to environmental aspects such as compliance with environmental legislation, polluted or contaminated sites and natural hazards. If the risks cannot be fully ruled out during the first screening, a credit officer initi-

ates a second screening and decides whether the risks identified are transparent enough for the credit decision to be taken. Transactions entailing significant environmental risk undergo a third step, a detailed environmental assessment – a service provided by the Business Group’s environmental risk unit. In 2004, 35 such detailed assessments took place. If a transaction poses substantial environmental risks, the bank can take several courses of action. It can adapt the terms of the loan contract, it may advise the client on how to mitigate environmental risks, or it may decline the transaction altogether.

Wealth Management USA

In 2003, the Wealth Management USA Business Group established an environmental risk management policy that evaluates each business area to determine the level of environmental risk inherent in each of the area’s products and services. Two of the product lines it offers, loans and underwriting municipal securities, potentially carry inherent environmental risk, and control procedures were strengthened to include an appropriate assessment of the risk.

Quality Feedback

In Wealth Management and Business Banking, our quality feedback system provides a comprehensive platform to attract suggestions for improvement from clients and employees alike. Quality feedback from clients (for example, complaints and suggestions) serves a vital function. It enables new products and services to be introduced in a client-oriented manner, strengthens client relationships, restores client satisfaction, and makes a tangible improvement to client service and banking services. Having a wide variety of quality feedback from our clients enables us to systematically evaluate and review our actions. By sharing their views, clients make targeted quality improvement of products, processes and services possible. Quality feedback from employees – quality tips and ideas or proposals from employees – helps to foster the potential for creativity and innovation arising from the knowledge and experience of UBS employees and use it to improve and update products, processes and services.

Third-party ratings

UBS has endorsed and signed several international charters. In 1992, we were one of the first signatories to the United Nations Environment Program’s Bank Declaration. Since its introduction, the Declaration has exerted a considerable influence on the setting of environmental guidelines and prac-
tices for financial institutions. In 1999, we signed the Global Compact, a UN-sponsored platform for encouraging and promoting good corporate practice in the areas of human rights, labor and the environment.
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

Corporate Responsibility

Environmental and CO2 footprints

Every year, we analyze our environmental and CO2 footprints. The results from the graph and tables below show that the major areas where UBS has a direct impact are, in order of importance, energy consumption, business travel, paper consumption, and waste.

From the graph below, results in 2004 show that the type of energy mix we purchase has a strong influence on our overall environmental and CO2 footprint. In 2004, 26% of the energy we consumed came from renewable energy sources and district heating, a significant improvement from a year earlier.
Overall, our energy consumption in 2004 declined slightly from a year earlier. The reasons for the overall drop were energy efficiency gains in some of our larger offices around the world and the closure of a building in London last year. In the medium-term, increased data warehousing demands and our business growth might trigger a rise in energy consumption. Buoyant financial markets, particularly in the first half of the year, led to a sharp increase in air travel for business reasons following two years of steady decline.

Ratio indicators per FTE

	Unit	2004	Trend	2003	2002

Total direct energy	kWh / FTE	13,855	è	14,659	13,394

Total indirect energy	kWh / FTE	26,195	î	29,986	26,962

Total business travel	Pkm / FTE	10,694	é	7,831	8,040

Total paper consumption	kg / FTE	198	è	218	213

Total water consumption	m3 / FTE	28.0	è	27.8	25.8

Total waste	kg / FTE	362	è	395	418

Total environmental footprint	kWh / FTE	40,562	è	43,581	40,370

Total CO2[1]	t / FTE	3.87	î	4.80	4.07

CO2 footprint [2]	t / FTE	7.38	è	7.91	7.06

1 GHG scope 1 and 2.   2 GHG scope 1, 2 and 3.

Our consumption of waste, water and paper remained relatively flat year-on-year. The waste recycling ratio increased to 70% from 59% due to an increased focus on recycling programs in all areas as well as heightened staff awareness.

CO2 emissions directly and indirectly released by UBS (see GRI EN8 line in table) declined by more than 17% from a year earlier, a result of the cleaner energy mix purchased in London.

More detailed information on UBS’s environmental management system is available on the internet: www.ubs.com/environment

Corporate Responsibility

Absolute indicators

2004	2003	2002
Abolute	Data	Absolute	Abolute
Environmental performance indicators[1]	GRI [2]	normalized[3]	quality[4]	Trend[5]	normalized [3]	normalized [3]

Total direct energy [6]	EN3	934 GWh	**	è	966 GWh	925 GWh

Direct intermediate energy purchased [7]	EN3	753 GWh	**	è	771 GWh	722 GWh

electricity from hydroelectric power stations	15%	**	è	17%	18%

electricity from biomass and waste power stations	6%	**	ì	0%	0%

electricity from wind power stations	1.5%	**	é	1.3%	1.6%

electricity from other renewable resources	5.7%	**	è	4%	1.6%

district heating	3.1%	**	è	3.1%	3.8%

electricity from nuclear power stations	30%	**	è	31%	34%

electricity from gas-fired power stations	16%	**	î	19%	19%

electricity from oil-fired power stations	5.5%	**	è	5.5%	5.2%

electricity from coal-fired power stations	16%	**	î	20%	17%

Direct primary energy consumption [8]	182 GWh	**	è	196 GWh	203 GWh

natural gas	EN3	84%	**	è	81%	80%

heating oil	EN3	13%	*	è	16%	17%

fuels (petrol, diesel, gas)	EN3	2.7%	**	î	3.2%	2.6%

renewable energy (solar power, bioorganic, etc.)	0.04%	***	ê	0.1%	0.1%

Total indirect energy [9]	EN4	1,766 GWh	**	î	1,977 GWh	1,862 GWh

Total business travel	EN34	721 Mio. Pkm	**	é	516 Mio. Pkm	555 Mio. Pkm

rail travel	5.3%	*	è	5%	6.3%

road travel	1%	*	ê	1.5%	1.5%

air travel	94%	**	è	94%	92%

Number of flights (segments)	344,454	**	é	267,530	284,053

Total paper consumption	EN1	13,378	t	**	è	14,393	t	14,682	t

post-consumer recycled	EN2[10]	8.3%	**	è	8.4%	8.4%

new fibres ECF + TCF [11]	92%	**	è	91%	61%

new fibres chlorine bleached	0%	**	è	0%	31%

Total water consumption	EN5	1.89 Mio. m3	*	è	1.83 Mio. m3	1.78 Mio. m3

drinking water	100%	è	100%	100%

Total waste	EN11	24,421	*	è	26,034	t	28,877	t

valuable materials separated and recycled	70%	*	è	59%	48%

incinerated	9.9%	*	ì	7.7%	7.9%

landfilled	20%	*	ê	33%	44%

Total environmental footprint [12]	2,735 GWh	**	è	2,873 GWh	2,788 GWh

Total CO2 (GHG scope 1 and 2)[13]	EN8	261,049	t	**	î	316,241	t	281,136	t

Direct CO2 (GHG scope 1)	EN8	15%	**	ì	13%	15%

Indirect CO2 (GHG scope 2)	EN8	85%	**	è	87%	85%

CO2 footprint (GHG scope 1, 2 and 3) [14]	497,371	t	**	è	521,480	t	487,689	t

Legend: GWh = giga watt hour; Pkm = person kilometers; t = tons; m3 = cubic meters.

1 All figures are based on the level of knowledge as of the end of February 2005.    2  Global Reporting Initiative (see also www.globalreporting.org). EN stands for the Environmental Performance Indicators defined in the GRI. EN in brackets indicates a minor deviation from GRI that is commented.    3 Non-significant discrepancies from 100% are possible due to rounding errors.    4 Specifies the estimated reliability of the aggregated data and corresponds approximately to the following uncertainty: up to 5% – ***, up to 15% – **, up to 30% – *. Uncertainty is the likely difference between a reported value and a real value.    5 Trend: at a *** / ** / * data quality, the respective trend is stable (è) if the variance equals 5 / 10 / 15%, low decreasing / increasing (îì) if it equals 10 / 20 / 30% and decreasing / increasing if the variance is bigger than 15 / 30 / 50% (éê).    6 Refers to energy consumed within the operational boundaries of UBS.    7 Refers to energy purchased that is produced by converting primary energy and consumed within the operational boundaries of UBS (electricity and district heating).    8 Refers to primary energy purchased which is consumed within the operational boundaries of UBS (oil, gas, fuels).    9 Refers to primary energy, which is consumed to produce the electricity and district heating consumed by UBS.    10 Differing from the GRI Guidelines, pre-consumer recycled paper is counted as paper coming from new fiber as a worst case approach.    11 Paper produced from new fiber, which is ECF (Elementary Chlorine Free) or TCF (Totally Chlorine Free) bleached.    12 Shows the environmental impact (through emissions, use of resources, waste) by a process including all relevant upstream and downstream processes. The environmental footprint is approximated using the equivalent of nonrenewable energy consumed.    13 Refers to the “GHG (greenhouse gas) protocol initiative” (www.ghgprotocol.org), an international standard for CO2 reporting. Scope 1 accounts for direct greenhouse gas emissions by UBS. Scope 2 accounts for indirect greenhouse gas emissions associated with the generation of imported / purchased electricity, heat or steam.    14 Represents the total global warming potential from all linked relevant upstream and downstream processes. It equals total CO2 emissions according to the GHG standard (scope 1, 2 and 3).

Validation by SGS Société Générale de Surveillance SA

“We have verified the correctness of the statements in the 2004 Environmental Report of UBS AG and, where necessary, have requested that proof be presented. We hereby confirm that the report has been prepared with the necessary care, that its contents are correct with regard to environmental performance, that it describes the essential aspects of the environmental management system at UBS AG and that it reflects the actual practices and procedures at UBS AG.” Elvira Bieri and Dr. Erhard Hug, Zurich, March 2005

For your notes:

Cautionary statement regarding forward-looking statements | This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives, such as the European wealth management business, and other statements relating to our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or creditworthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our Business Group structure and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2004. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint | Publisher/Copyright: UBS AG, Switzerland | Languages: English, German | SAP-No. 80532E-0501

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com