Form 20-F
period 2005-12-31
UBS AG
filed 2006-03-21
CIK 1114446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20–F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission file number: 1-15060

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
UBS AG
(Exact Name of Registrant as Specified in Its Charter)
Switzerland
(Jurisdiction of Incorporation or Organization)
Bahnhofstrasse 45
CH-8001 Zurich, Switzerland
and
Aeschenvorstadt 1,
CH-4051 Basel, Switzerland
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Please see page 3.
Securities registered or to be registered pursuant to Section 12 (g) of the Act:
None.
Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act:
Please see page 4.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31 December 2005:
Ordinary shares, par value CHF 0.80 per share: 1,088,632,522 ordinary shares
(including 104,259,874 treasury shares)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑   No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities
Exchange Act of 1934.
Yes ☐   No ☑
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities
Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of
1934 during the preceding 12 months (or for such shorter period that the
Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑   No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check One):
Large accelerated filer ☑   accelerated filer ☐   Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐   Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
Yes ☐   No ☑

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange on
Title of each class	which registered
Ordinary Shares (par value of CHF 0.80 each)	New York Stock Exchange
$300,000,000 7.25% Noncumulative Trust Preferred Securities	New York Stock Exchange
$300,000,000 7.25% Noncumulative Company Preferred Securities	New York Stock Exchange*
$300,000,000 Floating Rate Noncumulative Trust Preferred Securities	New York Stock Exchange
$300,000,000 Floating Rate Noncumulative Company Preferred Securities	New York Stock Exchange*
Subordinated Guarantee of UBS AG with respect to
Company Preferred Securities	New York Stock Exchange*
$54,000,000 BULs due September 2006	American Stock Exchange
$4,500,000 BULs due October 2006	American Stock Exchange
$31,517,000 PPNs due November 2007	American Stock Exchange
$52,000,000 PPNs due November 2007	American Stock Exchange
$14,500,000 PPNs due December 2007	American Stock Exchange
$20,000,000 PPNs due February 2008	American Stock Exchange
$16,000,000 PPNs due February 2008	American Stock Exchange
$9,000,000 PPNs due April 2009	American Stock Exchange
$6,900,000 PPNs due May 2009	American Stock Exchange

$5,100,000 PPNs due September 2009	American Stock Exchange
$24,223,000 PPNs due Oct 2009	American Stock Exchange
$30,000,000 PPNs due Apr 2010	American Stock Exchange
$31,000,000 PPNs due May 2010	American Stock Exchange
$23,000,000 PPNs due June 2010	American Stock Exchange
$10,000,000 PPNs due July 2010	American Stock Exchange
$7,750,000 PPNs due August 2010	American Stock Exchange
$12,660,000 PPNs due September 2010	American Stock Exchange
$8,000,000 PPNs due November 2010	American Stock Exchange
$17,842,000 PPNs due October 2011	American Stock Exchange
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
Item 3. Key Information.
A—Selected Financial Data.
Please see pages 207 to 211 of the attached Financial Report 2005 (U.S. Version), also referred to as “Financial Report 2005”.
Ratio of Earnings to Fixed Charges
Please see page 211 of the attached Financial Report 2005, and Exhibit 7 to this Form 20-F.
B—Capitalization and Indebtedness.
     Not required because this Form 20-F is filed as an annual report.
C—Reasons for the Offer and Use of Proceeds.
     Not required because this Form 20-F is filed as an annual report.
D—Risk Factors.
     Please see pages 13 and 14 of the attached Financial Report 2005.
Item 4. Information on the Company.
A—History and Development of the Company.

1-3	Please see page 5 of the attached Handbook 2005/2006 and page 5 of the attached Financial Report 2005.

4	Please see pages 17 and 18 of the attached Handbook 2005/2006.

5, 6	None.

7	Not applicable.
B—Business Overview.

1, 2, 3, 5, 7	Please see section Our businesses on pages 28 to 52 of the attached Handbook 2005/2006 and the section Seasonal Characteristics on page 10 of the attached Financial Report 2005. For a breakdown of revenues by category of activity and geographic market for each of the last three financial years, please refer to Notes 2a and 2b to the Financial Statements, on pages 93 to 100 of the attached Financial Report 2005.

4, 6	Not applicable.

8	Please see the section Regulation and Supervision on pages 129 to 131 of the attached Handbook 2005/2006.
C—Organizational Structure.
     Please see Note 35 to the Financial Statements on pages 157 to 160 of the attached Financial Report 2005.

D—Property, Plant and Equipment.
     Please see the section Property, Plant and Equipment on page 211 of the attached Financial Report 2005.
Information Required by Industry Guide 3
     Please see pages 212 to 227 of the attached Financial Report 2005.
Item 4A. Unresolved Staff Comments.
     None.
Item 5. Operating and Financial Review and Prospects.
A—Operating Results.
     Please see sections Presentation of Financial Information, UBS Performance Indicators, Financial Businesses, Industrial Holdings and Balance Sheet and Cash Flows on pages 8 to 64 of the attached Financial Report 2005.
     Please also see Note 41 to the Financial Statements Reconciliation of International Financial Reporting Standards (IFRS) to United States Generally Accepted Accounting Principles (US GAAP) on pages 171 to 181 of the attached Financial Report 2005 and the Management of non-trading currency risk subsection of the Financial Management section, on pages 77 to 79 of the attached Handbook 2005/2006.
B—Liquidity and Capital Resources.
     We believe that our working capital is sufficient for the company’s present requirements.
     UBS liquidity and capital management is undertaken at UBS by Group Treasury as an integrated asset and liability management function. For a detailed discussion of Group Treasury’s functions and results, including our capital resources, please see pages 80 to 82 of the attached Handbook 2005/2006, and Note 18 to the Financial Statements Financial Liabilities Designated at Fair Value and Debt Issued on pages 115 and 116 of the attached Financial Report 2005.
     For a discussion of UBS’s balance sheet and cash flows, please see pages 60 to 64 of the attached Financial Report 2005.
     For a discussion of UBS’s long term credit ratings, please see the Capital Strength subsection of the section Capital Management & UBS Shares on page 89 of the attached Handbook 2005/2006.
C—Research and Development, Patents and Licenses, etc.
     Not applicable.
D—Trend Information.
     Please see Outlook subsection of the section Financial Businesses-Results on pages 24 and 25 of the attached Financial Report 2005, and pages 14 to 16, 31, 35, 42 and 47 of the attached Handbook 2005/2006, which contain more detailed trend information.
E—Off-balance Sheet Arrangements.
     Please see Off-balance sheet arrangements subsection of the section Balance sheet and off-balance sheet on pages 61 and 62 of the attached Financial Report 2005.
F—Tabular Disclosure of Contractual Obligations.
     Please see Contractual obligations subsection of the section Balance sheet and off-balance sheet on page 61 of the attached Financial Report 2005.

Item 6. Directors, Senior Management and Employees.
A— Directors and Senior Management.

1, 2, 3	Please see pages 103 to 113 of the attached Handbook 2005/2006.

4 and 5	None.
B—Compensation.
     Please see the Compensation, shareholdings and loans section on pages 114 to 121 of the attached Handbook 2005/2006 and also Notes 31 and 32 to the Financial Statements on pages 149 to 155 of the attached Financial Report 2005.
C—Board Practices.
     Please see pages 103 to 109 of the attached Handbook 2005/2006 and Note 32 to the Financial Statements on pages 153 to 155 of the attached Financial Report 2005.
D—Employees.
     Please see The UBS Workforce section on page 20 of the attached Handbook 2005/2006.
E—Share Ownership.
     Please see the subsection Compensation, shareholdings and loans in the Corporate Governance section on pages 114 to 121 of the attached Handbook 2005/2006 and also Notes 31 and 32 to the Financial Statements on 149 to 155 of the attached Financial Report 2005.
Item 7. Major Shareholders and Related Party Transactions.
A—Major Shareholders.
     Please see pages 99 to 100 of the attached Handbook 2005/2006.
B—Related Party Transactions.
     The total number of shares held by members of the Board of Directors (including those nominated for election to the board of directors at the annual general meeting to be held on 19 April 2006), and the Group Executive Board and parties closely linked to them was 4,357,092 at 31 December 2005, 3,506,610 at 31 December 2004 and 3,150,217 at 31 December 2003. No member of the Board of Directors or Group Executive Board is the beneficial owner of more than 1% of the Group’s shares at 31 December 2005.
     Please see Note 32 to the Financial Statements on pages 153 to 155 of the attached Financial Report 2005.
C—Interests of Experts and Counsel.
     Not applicable because this Form 20-F is filed as an annual report.
Item 8. Financial Information.
A—Consolidated Statements and Other Financial Information.
     Please see Item 18 of this Form 20-F.
B—Significant Changes.
     UBS is not aware of any significant change that has occurred since the date of the annual financial statements included in this Form 20-F.

Item 9. The Offer and Listing.
A—Offer and Listing Details.

1, 2, 3, 5, 6, 7	Not required because this Form 20-F is filed as an annual report.

4	Please see page 96 of the attached Handbook 2005/2006.
B—Plan of Distribution
     Not required because this Form 20-F is filed as an annual report.
C—Markets.
     UBS’s shares are traded on the virt-x, the New York Stock Exchange and the Tokyo Stock Exchange. The symbols are shown on page 94 of the attached Handbook 2005/2006.
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
     As of 31 December 2005, the equity securities of nearly 2,800 corporations were listed on the NYSE. Non-US issuers, currently nearly 460 in number with a combined market valuation of USD 7.1 trillion, are playing an increasingly important role on the NYSE.
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
Item 10. Additional Information.
A—Share Capital.
     Not required because this Form 20-F is filed as an annual report.
B—Memorandum and Articles of Association.
     Please see:

a)	The Articles of Association of UBS AG and the Organization Regulations of UBS AG are filed as Exhibits 1.1 and 1.2, respectively, of this Form 20-F.
     Set forth below is a summary of the material provisions of our Articles of Association, which we call the “Articles” throughout this document, and the Swiss Code of Obligations relating to our shares. This description does not purport to be complete and is qualified in its entirety by references to Swiss law, including, Swiss company law, and to the Articles, which are attached as Exhibit 1.1.
     The shares are registered shares with a par value of CHF .80 per share. The shares are fully paid-up and non-assessable.
     Each share carries one vote at our shareholders’ meetings. Voting rights may be exercised only after a shareholder has been recorded in our share register as a shareholder with voting rights. Registration with voting rights is subject to certain restrictions. See “— Transfer of Shares” and “ —Shareholders’ Meeting”.
     The Articles provide that we may elect not to print and deliver certificates in respect of registered shares. Shareholders may, however, request at any time that we print and deliver such certificates free of charge.
     Transfer of Shares
     The transfer of shares is effected by corresponding entry in the books of a bank or depositary institution following an assignment in writing by the selling shareholder and notification of such assignment to us by the bank or depository institution. The transfer of shares further requires that the purchaser file a share registration form in order to be registered in our share register as a shareholder. Failing such registration, the purchaser may not vote at or participate in shareholders’ meetings.
     A purchaser of shares will be recorded in our share register with voting rights upon disclosure of its name, citizenship and address. However, we may decline a registration with voting rights if the shareholder does not declare that it has acquired the shares in its own name and for its own account. If the shareholder refuses to make such declaration, it will be registered as a shareholder without voting rights.
     There is no limitation under Swiss law or our Articles on the right of non-Swiss residents or nationals to own or vote our shares.
     Shareholders’ Meeting
     Under Swiss law, annual ordinary shareholders’ meetings must be held within six months after the end of our fiscal year, which is 31 December. Shareholders’ meetings may be convened by the Board of Directors or, if necessary, by the statutory auditors, with twenty-days’ advance notice. The Board of Directors is further required to convene an extraordinary shareholders’ meeting if so resolved by a shareholders’ meeting or if so requested by shareholders holding in aggregate at least 10% of our nominal share capital. Shareholders holding shares with an aggregate par value of at least CHF 250,000 have the right to request that a specific proposal be put on the agenda and voted upon at the next shareholders’ meeting. A shareholders’ meeting is convened by publishing a notice in the Swiss Official Commercial Gazette (Schweizerisches Handelsamisblatt) at least twenty days prior to such meeting.
     The Articles do not require a minimum number of shareholders to be present in order to hold a shareholders’ meeting.
     Resolutions generally require the approval of an “absolute majority” of the votes cast at a shareholders’ meeting. Shareholders’ resolutions requiring a vote by absolute majority include:
     amendments to the Articles
     elections of directors and statutory auditors
     approval of the annual report and the annual group accounts setting the annual dividend
     decisions to discharge directors and management from liability for matters disclosed to the shareholders’ meeting the ordering of an independent investigation into the specific matters proposed to the shareholders’ meeting
     Under the Articles, a resolution passed at a shareholders’ meeting with a supermajority of at least two-thirds of the Shares represented at such meeting is required to:
     change the limits on Board size in the Articles
     remove one-fourth or more of the members of the Board of Directors delete or modify the above supermajority voting requirements
     Under Swiss corporate law, a resolution passed by at least two-thirds of votes represented and an absolute majority of the par value of the shares represented must approve:
     a change in our stated purpose in the Articles
     the creation of shares with privileged voting rights
     a restriction of transferability
     an increase in authorized capital
     an increase of capital out of equity against contribution in kind, for the purpose of acquisition and granting of special rights changes to pre-emptive rights
     a change of domicile of the company
     a dissolution of the company without liquidation
     At shareholders’ meetings, shareholders can be represented by proxy, but only by another shareholder, a proxy appointed by us, an independent representative nominated by us, or a depository institution. Votes are taken on a show of hands unless a written ballot is requested by at least 3% of the votes present at the shareholders’ meeting or such ballot is ordered by the Chairman of the meeting.
     Net Profits and Dividends
     Swiss law requires that at least 5% of the annual net profits of a corporation must be retained as general reserves for so long as these reserves amount to less than 20% of the corporation’s nominal share capital. Any net profits remaining are at the disposal of the shareholders’ meeting, except that, if an annual dividend exceeds 5% of the nominal share capital, then 10% of such excess must be retained as general reserves.
     Under Swiss law, dividends may be paid out only if the corporation has sufficient distributable profits from previous business years, or if the reserves of the corporation are sufficient to allow distribution of a dividend. In either event, dividends may be paid out only after approval by the shareholders’ meeting. The Board of Directors may propose that a dividend be paid out, but cannot itself set the dividend. The auditors must confirm that the dividend proposal of the Board conforms with statutory law. In practice, the shareholders’ meeting usually approves the dividend proposal of the Board of Directors.
     Dividends are usually due and payable after the shareholders’ resolution relating to the allocation of profits has been passed. Under Swiss law, the statue of limitations in respect of dividend payments is five years.
     U.S. holders of shares will receive dividend payments in dollar denominations, unless they provide notice to our U.S. transfer agent, Mellon Investor Services, that they wish to receive dividend payments in Swiss francs. Mellon Investor Services will be responsible for paying the U.S. dollars or Swiss francs to registered holders, and for withholding any required amounts for taxes or other governmental charges. If Mellon Investor Services determines, after consultation with us, that in its judgment any foreign currency received by it cannot be converted into dollars or transferred to U.S. holders, it may distribute the foreign currency received by it, or an appropriate document evidencing the right to receive such currency, or in its discretion hold such foreign currency for the accounts of U.S. holders.

     Preemptive Rights
     Under Swiss law, any share issue, whether for cash or non-cash consideration or for no consideration, is subject to the prior approval of the shareholders’ meeting. Shareholders of a Swiss corporation have certain preemptive rights to subscribe for new issues of shares in proportion to the nominal amount of shares held. A resolution adopted at a shareholders’ meeting with a supermajority may, however, limit or suspend preemptive rights in certain limited circumstances.
     Borrowing Power
     Neither Swiss law nor the Articles restrict in any way our power to borrow and raise funds. No shareholders’ resolution is required.
     Conflicts of Interests
     Swiss law does not have a general provision on conflicts of interests. However, the Swiss Code of Obligations requires Directors and members of senior management to safeguard the interests of the corporation and, in this connection, imposes a duty of care and a duty of loyalty on directors and officers. This rule is generally understood as disqualifying directors and senior officers from participating in decisions that directly affect them. Directors and officers are personally liable to the corporation for any breach of these provisions. In addition, Swiss law contains a provision under which payments made to a shareholder or a director or any person associated therewith, other than at arm’s length, must be repaid to us if the shareholder or director was acting in bad faith.
     Repurchase of Shares
     Swiss law limits a corporation’s ability to hold or repurchase its own shares. We and our subsidiaries may only repurchase shares if we have sufficient free reserves to pay the purchase price, and if the aggregate nominal value of the shares does not exceed 10% of our nominal share capital. Furthermore, we must create a special reserve on our balance sheet in the amount of the purchase price of the acquired Shares. Such shares held by us or our subsidiaries do not carry any rights to vote at shareholders’ meetings.
     Notices
     Notices to shareholders are made by publication in the Swiss Official Gazette of Commerce. The Board of Directors may designate further means of communication for publishing notices to shareholders.
     Notices required under the listing rules of the Swiss Exchange will be published in two Swiss newspapers in German and French. We or the Swiss Exchange may also disseminate the relevant information on the online exchange information systems.
     Registration and Business Purpose
     We are registered as a corporation in the commercial register and have registered offices in Zurich and Basel, Switzerland.
     Our business purpose, as set forth in our Articles, is the operation of a bank, with a scope of operations extending to all types of banking, financial, advisory, trading and service activities in Switzerland and abroad.
     Duration, Liquidation and Merger
     Our duration is unlimited.
     Under Swiss law, we may be dissolved at any time by a shareholders’ resolution which must be passed by (1) an absolute majority of the shares represented at the meeting in the event we are to be dissolved by way of liquidation, or (2) a supermajority of at least two-thirds of the votes represented and an absolute majority of the par value of the shares represented at the meeting in other events (for example in a merger where we are not the surviving entity). Dissolution by court order is possible if we become bankrupt.
     Under Swiss law, any surplus arising out of a liquidation (after the settlement of all claims of all creditors) is distributed to shareholders in proportion to the paid-up nominal value of shares held.
     Disclosure of Principal Shareholders
     Under the applicable provisions of the new Swiss Stock Exchange Act, shareholders and shareholders acting in concert with third parties who reach, exceed or fall below the thresholds of 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the voting rights of a Swiss listed corporation must notify the corporation and the Swiss Exchange on which such shares are listed of such holdings, whether or not the voting rights can be exercised. Following receipt of such notification, the corporation has the obligation to inform the public. The company must disclose in an attachment to the balance sheet the identity of any shareholders who own in excess of 5% of our shares.
     Mandatory Tender Offer
     Under the Swiss Stock Exchange Act, shareholders and groups of shareholders acting in concert who acquire more than 33 1/3% of the voting rights of a listed Swiss company will have to submit a takeover bid to all remaining shareholders. A waiver from the mandatory bid rule may be granted by our supervisory authority. If no waiver is granted, the mandatory takeover bid must be made pursuant to the procedural rules set forth in the Swiss Stock Exchange Act and implementing ordinances.
     American Depositary Receipts
     We currently have an American Depositary Receipt, or “ADR”, program in place in the U.S. Following the effectiveness of this registration statement, however, we expect to terminate the ADR program. Pursuant to our deposit agreement with Mellon Investor Services, we will provide advance notice of the termination to holders of ADRs, and such holders will have the opportunity to surrender their ADRs and receive delivery of the ordinary shares underlying their ADRs.
     Other
     Ernst & Young AG, Aeschengraben 9, P.O. Box 2149, CH-4002 Basel, Switzerland, have been appointed as statutory auditors and as auditors of the consolidated accounts of UBS. The auditors are subject to confirmation by the shareholders at the ordinary general meeting on an annual basis.
b)	The section Capital structure on pages 101 and 102 of the attached Handbook 2005/2006.

c)	Pages 6 and 92 of the attached Handbook 2005/2006 which provide details of our transfer agent in the US, Mellon Investor Services.
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
H—Documents on Display.
     UBS files periodic reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file with the SEC on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 (in the US) or at +1 202 942 8088 (outside the US) for further information on the operation of its public reference room. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 11 Wall Street, New York, NY 10005. Much of this additional information may also be found on the UBS website at www.ubs.com/investors.
I—Subsidiary Information.
     Not applicable.
Item 11. Quantitative and Qualitative Disclosures About Market Risk.
A—Quantitative Information About Market Risk.
     Please see the section Market risk on pages 70 to 79 of the attached Handbook 2005/2006.
B—Qualitative Information About Market Risk.
     Please see the section Market risk on pages 70 to 79 of the attached Handbook 2005/2006.
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
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
     Not applicable.
Item 15. Controls and Procedures.
     Please see page 128 of the attached Handbook 2005/2006.
Item 16.A Audit Committee Financial Expert
     See subsection Compliance with NYSE Listing Standards on Corporate Governance in our Corporate Governance section on page 132 of the attached Handbook 2005/2006. Please also see page 107 of the attached Handbook 2005/2006.
Item 16.B Code of Ethics
     See subsection Compliance with NYSE Listing Standards on Corporate Governance in our Corporate Governance section on page 134 of the attached Handbook 2005/2006. The code is published on our website under http://www.ubs.com/corporate-governance.
Item 16.C Principal Accountant Fees and Services
     See subsection Auditors in our Corporate Governance section on pages 125 to 126 of the attached Handbook 2005/2006.
Item 16.D Exemptions from the Listing Standards for Audit Committee
     Not applicable.
Item 16.E Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     See subsection Treasury shares in section Capital Management & UBS Shares on pages 90 to 91 of the attached Handbook 2005/2006.

PART III
Item 17. Financial Statements.
     Not applicable.
Item 18. Financial Statements.
     The Financial Statements included on pages 72 to 190 of the attached Financial Report 2005 are incorporated by reference herein.
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

Please see Note 35 on pages 157 to 160 of the attached Financial Report 2005.

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

UBS AG
/s/ Peter Wuffli
Name: Peter Wuffli
Title: Chief Executive Officer

/s/ Clive Standish
Name: Clive Standish
Title: Group Chief Financial Officer

Date: March 21, 2006

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

Please see Note 35 on pages 157 to 160 of the attached Financial Report 2005.

12.	The certifications required by Rule 13(a)-14(a) (17 CFR 240.13a-14(a)).

13.	The certifications required by Rule 13(a)-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15.	Consent of Ernst & Young Ltd.

UBS

Handbook 2005/2006

Together the world's most powerful Team

UBS Handbook 2005/2006

On the cover
“Together the world’s most powerful team.”
What “You & Us” means to Gary Wai Bong Chan, who works for us in Tokyo.

Introduction

This is the sixth annual edition of our Handbook.

In it, we describe ourselves – our strategy, organization, and businesses. We outline the principles by which we manage risk, and report on last year’s developments in our credit risk, market risk, and treasury management areas. This year, we have added a section, starting on page 19, which describes the relationship between UBS and its employees.

As in previous years, the Handbook also discusses our corporate governance arrangements and our relationships with regulators and shareholders, and provides comprehensive information on UBS shares.

You should read the Handbook in conjunction with the other information published by UBS, as described on page 4.

We sincerely hope that you will find our publications useful and informative. We believe that UBS is one of the leaders in corporate disclosure, and we would be keen to hear your views on how we might improve the content, information or presentation of our products.

Tom Hill
Chief Communication Officer
UBS

Introduction

UBS financial highlights

UBS income statement	For the year ended			% change from
CHF million, except where indicated	31.12.05	31.12.04	31.12.03	31.12.04

Net profit attributable to UBS shareholders	14,029	8,016	5,904	75

Basic earnings per share (CHF) [1]	13.93	7.78	5.44	79

Diluted earnings per share (CHF) [1]	13.36	7.40	5.19	81

Return on equity attributable to UBS shareholders (%) [2]	39.4	25.5	17.8

Performance indicators from continuing operations [3]

Basic earnings per share (CHF) [1]	9.78	8.02	5.72	22

Return on equity attributable to UBS shareholders (%) [4]	27.6	26.3	18.8

Financial Businesses [5]

Operating income	39,896	35,971	32,957	11

Operating expenses	27,704	26,149	25,397	6

Net profit attributable to UBS shareholders	13,517	7,656	5,959	77

Cost / income ratio (%) [6]	70.1	73.2	76.8

Net new money, wealth management businesses (CHF billion) [7]	95.1	60.4	44.0

Personnel (full-time equivalents)	69,569	67,407	65,879	3

Pre-goodwill earnings from continuing operations [3]

Operating income	39,896	35,971	32,957	11

Operating expenses	27,704	25,503	24,720	9

Net profit attributable to UBS shareholders	9,442	8,003	6,468	18

Cost / income ratio (%) [6]	70.1	71.4	74.8

UBS balance sheet & capital management	As at			% change from
CHF million, except where indicated	31.12.05	31.12.04	31.12.03	31.12.04

Balance sheet key figures

Total assets	2,060,250	1,737,118	1,553,979	19

Equity attributable to UBS shareholders	44,324	33,941	33,659	31

Market capitalization	131,949	103,638	95,401	27

BIS capital ratios

Tier 1 (%) [8]	12.9	11.9	12.0

Total BIS (%)	14.1	13.8	13.5

Risk-weighted assets	310,409	264,832	252,398	17

Invested assets (CHF billion)	2,652	2,217	2,098	20

Long-term ratings

Fitch, London	AA+	AA+	AA+

Moody’s, New York	Aa2	Aa2	Aa2

Standard & Poor’s, New York	AA+	AA+	AA+

1 For the EPS calculation, see note 8 to the financial statements. 2 Net profit attributable to UBS shareholders / average equity attributable to UBS shareholders less proposed distributions. 3 Excludes the amortization of goodwill in 2004 and 2003. Due to changes in accounting standards, there is no amortization of goodwill from 2005 onwards. 4 Net profit attributable to UBS shareholders from continuing operations / average equity attributable to UBS shareholders less proposed distributions. 5 Excludes results from industrial holdings. 6 Operating expenses / operating income less credit loss expense or recovery. 7 Includes Wealth Management International & Switzerland and Wealth Management US. Excludes interest and dividend income. 8 Includes hybrid Tier 1 capital, please refer to the BIS capital and ratios table in the capital management section and note 28 to the financial statements.

From 2005 on, all tables, charts, comments and analysis reflect the integration of Wealth Management US into the new Global Wealth Management & Business Banking Business Group, the change in treatment of the Wealth Management US cash management business and the shift of the municipal securities business to the Investment Bank. Prior years have been restated to reflect those changes. From 2005, the entire private equity portfolio started being reported as part of the Industrial Holdings segment.

Throughout this report, 2004 and 2003 results have been restated to reflect accounting changes (IAS 1, IFRS 2, IFRS 4, IAS 27, and IAS 28) effective 1 January 2005 as well as the presentation of discontinued operations.

Introduction

UBS at a glance

UBS is one of the world’s leading financial firms, serving a discerning global client base. As an organization, it combines financial strength with a culture that embraces change. As an integrated firm, UBS creates added value for clients by drawing on the combined resources and expertise of all its businesses.

UBS is present in all major financial centers worldwide, with offices in 50 countries. UBS employs more than 69,500 people, 39% in the Americas, 37% in Switzerland, 16% in the rest of Europe and 8% in the Asia Pacific time zone.
UBS is one of the best-capitalized financial institutions in the world, with a BIS Tier 1 ratio of 12.9%, invested assets of CHF 2.65 trillion, shareholders’ equity of CHF 44.3 billion and market capitalization of CHF 131.9 billion on 31 December 2005.

Businesses

Wealth management

With more than 140 years of experience, an extensive global network that includes one of the largest private client businesses in the US, and more than CHF 1,700 billion in invested assets, UBS is the world’s leading wealth management business, providing a comprehensive range of services customized for wealthy individuals, ranging from asset management to estate planning and from corporate finance to art banking.

Investment banking and securities

UBS is a global investment banking and securities firm with a strong institutional and corporate client franchise. Consistently placed in the top tiers of major industry rankings, it is a leading player in the global primary and secondary markets for equity, equity-linked and equity derivative products. In fixed income, it is a first-rate global player. In foreign exchange, it places first in many key industry rankings. In investment banking, it provides premium advice and execution capabilities to its corporate client base worldwide. All its businesses are sharply client-focused, providing innovative products, top-quality research and comprehensive access to the world’s capital markets.

Asset management

UBS, a leading asset manager with invested assets of over CHF 750 billion, provides a broad base of innovative capabilities stretching from traditional to alternative investment solutions for, among other clients, financial intermediaries and institutional investors across the world.

Swiss corporate and individual clients

UBS is the leading bank for Swiss corporate and individual clients. It serves around 2.6 million individual clients through more than 3 million accounts, mortgages and other financial relationships. It also offers comprehensive banking and securities services for 136,500 corporations, institutional investors, public entities and foundations as well as 3,000 financial institutions worldwide. With a total loan book of over CHF 140 billion, UBS leads the Swiss lending and retail mortgage markets.

Corporate Center

The Corporate Center works with the businesses, ensuring that the firm operates as a coherent and integrated whole with a common vision and set of values. It helps UBS’s businesses grow sustainably through its financial control, risk, treasury, communication, legal, human resources and technology functions.

Introduction

Sources of information about UBS

This Handbook contains a detailed description of UBS, its strategy, organization, businesses and employees and corporate governance. It comprises sections on financial management including credit, market and operational risk and treasury processes.

Publications

This Handbook is available in English and German. (SAP no. 80532).

Annual Review 2005

Our Annual Review contains a description of UBS and our Business Groups, as well as a summary review of our performance in 2005. It is available in English, German, French, Italian, Spanish and Japanese. (SAP no. 80530).

Financial Report 2005

The Financial Report 2005 contains our audited financial statements for the year 2005 and related detailed analysis. It is available in English and German. (SAP no. 80531).

Quarterly reports

We provide detailed quarterly financial reporting and analysis, including comment on the progress of our businesses and key strategic initiatives. These quarterly reports are available in English.

Compensation Report 2005

The Compensation Report 2005 provides detailed information on the compensation paid to the members of UBS’s Board of Directors (BoD) and the Group Executive Board (GEB). The report is available in English and German. (SAP no. 82307-0501).
The same information can also be read in the Corporate Governance chapter on page 98.

The making of UBS

Our “The making of UBS” brochure outlines the series of transformational mergers and acquisitions that created today’s UBS. It also includes brief profiles of the firm’s antecedent companies and their historical roots. It is available in English and German. (SAP no. 82252).

How to order reports

Each of these reports is available in PDF format on the internet at www.ubs.com/investors in the reporting section. Printed copies can be ordered from the same website by accessing the order / subscribe panel on the right-hand side of the screen. Alternatively, they can be ordered by quoting the

SAP number and the language preference where applicable, from UBS AG, Information Center, P.O. Box, CH-8098 Zurich, Switzerland.

Information tools for investors

Website

Our Analysts and Investors website at www.ubs.com/ investors offers a wide range of information about UBS, financial information (including SEC filings), corporate information, share price graphs and data, an event calendar, dividend information and recent presentations given by senior management to investors at external conferences. Our information on the internet is available in English and German, with some sections in French and Italian.

Messaging service

On the Analysts and Investors website, you can register to receive news alerts about UBS via Short Messaging System (SMS) or e-mail. Messages are sent in either English or German and users are able to state their preferences for the topics of the alerts received.

Results presentations

Senior management presents UBS’s results every quarter. These presentations are broadcast live over the internet, and can be downloaded on demand. The most recent result web-casts can be found in the Financials section of our Investors and Analysts website.

Form 20-F and other submissions to the US Securities and Exchange Commission

We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is our annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934.

Our Form 20-F filing is structured as a “wrap-around” document. Most sections of the filing are satisfied by referring to parts of this Handbook or to parts of the Financial Report 2005. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. You are encouraged to refer to this additional disclosure.

Introduction

You may read and copy any document that we file with the SEC on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the SEC at 1-800-SEC-0330 (in the US) or at +1 202 942 8088 (outside the US) for further information on the operation of its public reference room. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005. Much of this additional information may also be found on the UBS website at www.ubs.com/investors, and copies of documents filed with the SEC may be obtained from UBS’s Investor Relations team, at the addresses shown on the next page.

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

The addresses and telephone numbers of our two registered offices are: Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, telephone +41-44-234 11 11; and

Aeschenvorstadt 1,

CH-4051 Basel, Switzerland, telephone +41-61-288 20 20. UBS AG shares are listed on the SWX Swiss Exchange (traded through its trading platform virt-x), on the New York Stock Exchange and on the Tokyo Stock Exchange.

Introduction

Contacts

Switchboards

For all general queries.	Zurich	+41-44-234 1111

	London	+44-20-7568 0000

	New York	+1-212-821 3000

	Hong Kong	+852-2971 8888

Investor Relations

Our Investor Relations team supports institutional, professional and retail investors from our offices in Zurich and New York.	Hotline	+41-44-234 4100	UBS AG

	Matthew Miller	+41-44-234 4360	Investor Relations

	Caroline Ryton	+41-44-234 2281	P.O. Box

www.ubs.com/investors	Reginald Cash	+1-212-882 5734	CH-8098 Zurich, Switzerland

	Nina Hoppe	+41-44-234 4307	sh-investorrelations@ubs.com

	Fax	+41-44-234 3415

Media Relations

Our Media Relations team supports global media and journalists from offices in Zurich, London, New York and Hong Kong.	Zurich	+41-44-234 8500	mediarelations@ubs.com

	London	+44-20-7567 4714	ubs-media-relations@ubs.com

	New York	+1-212-882 5857	mediarelations-ny@ubs.com

www.ubs.com/media	Hong Kong	+852-2971 8200	sh-mediarelations-ap@ubs.com

Shareholder Services

UBS Shareholder Services, a unit of the Company Secretary, is responsible for the registration of the Global Registered Shares.	Hotline	+41-44-235 6202	UBS AG

	Fax	+41-44-235 3154	Shareholder Services

P.O. Box

CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

US Transfer Agent

For all Global Registered Share-related queries in the US.	Calls from the US	866-541 9689	Mellon Investor Services

	Calls outside the US	+1-201-680 6578	480 Washington Boulevard

www.melloninvestor.com	Fax	+1-201-680 4675	Jersey City, NJ 07310, USA

sh-relations@melloninvestor.com

UBS

We are determined to be the best global financial services company. We focus on wealth and asset management, and on investment banking and securities businesses. We continually earn recognition and trust from clients, shareholders, and staff through our ability to anticipate, learn and shape our future. We share a common ambition to succeed by delivering quality in what we do.

UBS
Strategy and structure

Strategy and structure

Our vision

We are determined to be the best global financial services company. We focus on wealth and asset management, and on investment banking and securities businesses. We continually earn recognition and trust from clients, shareholders, and staff through our ability to anticipate, learn and shape our future. We share a common ambition to succeed by delivering quality in what we do. Our purpose is to help our clients make financial decisions with confidence. We use our resources to develop effective solutions and services for our clients. We foster a distinctive, meritocratic culture of ambition, performance and learning as this attracts, retains and develops the best talent for our company. By growing both our client and our talent franchises, we add sustainable value for our shareholders.

Our strategy

We are, and have for many years been, a truly global firm, working with corporate, institutional and private clients around the world. Our strategy is to concentrate on wealth management, investment banking and securities and asset management, all on a global scale, as well as retail and corporate banking in Switzerland. This long-term commitment has helped us to become the successful, diversified firm we are today.

Business strategies

In the wealth management business, our services are designed for high net worth and affluent individuals around the world, whether investing internationally or in their home country. Many of our potential clients have become increasingly sophisticated in their financial needs – which we meet by providing them with premium wealth and asset management services, as they have more attractive margins than standardized services in retail or consumer finance. Individualized service and a wide range of choices are central to our client offering, with our in-house range of products enhanced by a quality-screened selection of third-party products.
In Asia Pacific, our reputation for wealth management is unmatched, helping us to capture a substantial share of the current growth in wealth. Another key region for growth is Europe. We have established a strong platform in all our five target markets – France, Germany, Italy, Spain and the UK –which we continue to develop by recruiting qualified advisory staff and making acquisitions. In the US, we continue to benefit from the strong presence of the former PaineWebber, which we acquired in 2000. In 2005, we made a key strategic step by fully integrating our international, Swiss and US-based wealth management businesses, accelerating the al-

ready significant progress we had made towards a consistent wealth management offering around the globe, making it even easier to fulfill clients’ individual needs with sophisticated products and services from across the firm. Our US-based wealth management business now operates alongside our international and Swiss business as part of one global wealth management franchise.

In the investment banking and securities businesses, we will continue to solidify and enhance our position as a top-ranked firm, maintaining the growth of our three main businesses while creating an even more diversified revenue base. Our ambition is to become a leading investment bank worldwide in terms of client recognition, market share and profitability – using our existing platform to grow organically while maintaining our reputation as focused managers of risk. We will continue to invest in our technological infrastructure in order to develop new systems that facilitate growth in complex businesses. Client demands change, so a current priority is to satisfy the broadening demand for multi-product solutions required by fast-growing segments such as financial sponsors, hedge funds and wealth managers. We will continue to focus on closing gaps in our existing businesses while targeting new business growth in emerging markets by establishing full onshore presences in countries such as China, India, Russia, Brazil and the Middle East.
As one of the world’s leading asset managers, we are competitively positioned in the institutional and wholesale asset management businesses. Our record of strong investment performance and our solid reputation will help us to benefit from the growth expected in institutional and wholesale markets because of the increased need for private savings to supplement public pension systems. We expect client demand to become increasingly polarized. There will be increasing pressure on fees for commoditized products, but there will also be clients willing to pay more for new or tai-

UBS

lored products. As a major global manager with a wide range of traditional and alternative capabilities, we are well placed to benefit from this.

For the Swiss retail and corporate banking business, our strategy concentrates on strengthening our position as the country’s leading bank, taking advantage of business opportunities that arise in order to grow our share in selected market segments. We will continue, however, to limit our retail banking activities to the Swiss market.

Growth

Our future is one of growth, and our industry offers plenty of opportunities – some of which are set out in detail on page 14–16.
We will continue to grow, organically and through add-on acquisitions, without radically changing our strategic positioning or our competitive profile. Our strategy, focused on securing global leadership positions in selected areas with above-average growth potential, is both successful and distinctive. As we have significant scale in our areas of focus, we are in a position to concentrate on organic development, avoiding the execution risks and disruptions that large transactions entail. “Bolt-on” acquisitions that improve the position of our core businesses quickly and efficiently will continue to be part of our strategy.

Our leading wealth management franchise shows the success of our strategy. Since 1999, we have consistently invested in improving the quality of the advice we give clients, by developing products specifically tailored and segmented according to the particular needs of our clients. We also continuously improved our processes and practices – the most recent example being the shift in mid-2005 to a global wealth management organization that now includes our US-based business. Our recent organic growth efforts were complemented by a number of acquisitions – all painstakingly eval-

Our strategy in Asia Pacific

One of UBS’s main challenges in the next few years will be to deepen an already strong business footprint in the Asia Pacific region. That may sound like a prosaic matter of investing in new products and systems, and recruiting more staff. In the case of Asia Pacific, it is not. In a vast region where a flight between Mumbai and Sydney is two hours longer than it is between London and Hong Kong, global companies face numerous obstacles. The region is far from homogenous and boasts its own distinct mix of cultures. Language barriers, written and spoken, are substantial and time zones are awkward for companies with headquarters in Europe or North America. Many countries have a volatile economic and political history – with a significant number becoming democracies in the last two decades alone.

Still, the region, taken together, forms more than half the world’s population – while only contributing 24% of total global Gross Domestic Product (GDP), 26% of the global equity market capitalization and 27% of the investable liquid assets of the world’s affluent individuals. In short, it has massive growth potential. A clear example is China, which is expected to remain the primary driver of Asian growth, and, in the medium term, of the global economy. According to the International Monetary Fund (IMF), China’s GDP in 2000 was the seventh largest in the world – last year, it was fourth. By 2015, the IMF expects China’s economy to be second only to the US. The figures speak for themselves – and it is a reasonable projection that financial services markets in Asia Pacific, and China, will continue to become a larger percentage of the global total.

Operating in 14 countries, but with major hubs in Hong Kong, Singapore, Japan and Australia, UBS is one of the largest and fastest growing financial services firms in the region. During 2005, UBS staff numbers grew by over 20%, to around 8% of the global workforce. Roughly half of Asia’s billionaires are clients of UBS, and with invested assets of CHF 114 billion we are currently the leading wealth manager for high net worth individuals in the region. And we are growing fast – last year, for example, invested assets rose 45%. This reflects strong inflows of new client money, which totalled CHF 18.5 billion for the year, 78% more than a year earlier. Our Investment Bank regularly places in the top three in the merger and acquisitions, equity capital market and debt capital market segments while having fast growing fixed income, rates, and currencies businesses as well as strongly expanding in asset management. At the end of 2005, for instance, Dealogic ranked us as the number one investment bank in Asia Pacific (excluding Japan), with a market share of 7.6%. Including Japan, we have the leading equities franchise in Asia Pacific.

To achieve its aims, UBS will grow organically to fill business gaps, including strategic hires, through acquisitions, where suitable, and by joint venture, where necessary. Although investment will be in all countries in the region, the strategic emphasis is on Japan, China, and India – together with plans for accelerated growth in the domestic wealth management and asset management businesses.
By September 2005, a strategic cooperation agreement had been signed with the Bank of China and Beijing SASAC (State-owned Assets Supervision and Administration Commission), and UBS and The International Finance Corporation (IFC) had received State Council Approval of their plans to restructure Beijing

UBS
Strategy and structure

uated for business and cultural fit before purchase. The success of the policy is particularly evident in Europe, where assets invested by clients have grown to CHF 114 billion at the end of 2005 from CHF 16 billion in 2001. Our European wealth management business now represents 12% of our international and Swiss wealth management business – up from 3% in 2001, when we started to build it up.

In 2005, we took a key step in forming a new alternative investment management business, Dillon Read Capital Management (DRCM). Its core will be the principal finance and commercial real estate trading businesses from the fixed income, rates and currencies area of the Investment Bank, which will move to Global Asset Management. As a result, around 120 staff will be transferred during the first half of 2006, and the trading strategies managed by them will be opened up to co-investment from a limited number of clients, and then supplemented by further new investment products.

DRCM will allow us to satisfy the increasing demand from clients for long-term alternative investment opportunities provided by strong industry leaders and will create a new stream of investment management fees from what has until now been a purely in-house trading activity.

Our brand, a key differentiating factor in the industry, is another critically important component in our growth strategy – and our efforts continue to pay off. In 2005, UBS moved up to 44th place in Business Week’s listing of the world’s top 100 brands, up one place from 2004, when we appeared in the ranking for the first time. The survey is widely regarded as the industry benchmark and is based on the methodology of Interbrand, a leading brand consultancy.
Growing in our areas of focus also implies that we will continue to divest non-core businesses and participations. In late August 2005, we signed agreements to sell our 55.6% stake in Motor-Columbus to a Swiss-led consortium for about

Our strategy in Asia Pacific (continued from page 9)

Securities. What at first glance appears an unusually quick implementation of a high-level strategic decision is, in fact, the result of patient investment and a long-term approach. UBS was one of the first foreign firms to gain a foothold in China with the opening of a Beijing representative office in 1989, followed by another in Shanghai four years later. Last year, we also opened a representative office in Guangzhou. Today, UBS’s USD 800 million Qualified Foreign Institutional Investor (QFII) quota, which allows the firm to trade in domestic shares and bonds on behalf of non-Chinese clients, remains the largest of all QFII quotas. The Investment Bank’s relationship with China dates back to 1985 and it continues to advise or execute a string of landmark transactions, while the Beijing branch, which commenced operations in August 2004, offers corporate and institutional clients in China tailor-made solutions to manage interest rate and currency risks.

Japan remains a priority in all of our businesses. UBS re-launched its wealth management business in Tokyo in September 2004. In December 2005, we received approval to open a wealth management business office (sub-branch) in Osaka, Japan’s second largest city – an important step in further expanding our presence in the country. Japanese merger and acquisition activity has surged in recent years as well, with volumes rising from USD 43 billion and 1,014 deals in 2002 to USD 142 billion and 1,718 deals in 2005. Notable M&A transactions for UBS in Japan in 2005 include advisory roles for Sumitomo Trust & Banking on its acquisition of First Credit; for Sankyo on forming a joint venture company with Daiichi Pharmaceutical; to Nippon Shinpan on its merger with UFJ Card; and to Shinwa Bank on its formation of a non-performing loan workout joint venture with Orix Corporation.

In India, efforts are concentrated on investment banking advisory and securities trading services via our Mumbai securities company. Established in 1990, unlike many of our competitors, it does not rely on a joint venture partner. UBS executed a number of landmark advisory transactions in India last year, including the largest M&A transaction in the country’s electronics sector, the biggest acquisition by an Indian pharmaceutical company, the largest block trade, the biggest ADS (American Depositary Share) issue, as well as the largest IPO.

UBS will open the UBS Service Centre – the firm’s first group-wide initiative in offshoring – in Hyderabad in 2006. Initially, the center will have a capacity for 500 employees capable of providing services to any UBS business. In Australia, UBS’s business is perhaps the best example of the integrated business model. UBS is pre-eminent in investment banking and securities trading and has a growing asset management presence. The wealth management business has a strong position in a fragmented market, but plans to grow further by recruiting new employees, launching new products and upgrading technology platforms while capitalizing on the strength of the UBS brand in Australia. Although the outlook for Asia Pacific activity is positive, competition remains intense. There are entrenched rivals in certain segments; some countries remain prone to political upheavals; and the regulatory environment is radically different across jurisdictions. Despite that, UBS remains extremely confident about the region’s future and the opportunities it presents. That is why UBS is doing everything possible to give its businesses in Asia Pacific the facilities, management, and resources they need to expand.

UBS

CHF 1.3 billion. This will create an opportunity to build a significant Swiss-European energy company with Swiss majority ownership. The transaction is expected to close, subject to various regulatory approvals, in 2006. In December 2005, we also finalized the sale of Private Banks & GAM to Julius Baer, following the successful financing of the transaction and after receiving the necessary regulatory approvals. In 2003, we had created the unit as a platform for our separately branded wealth management businesses – as a way of helping them to grow and to create value. We continue to hold a 20.7% stake in the new group as a pure financial investment. The transaction should enable it to play a role in the consolidation of the Swiss private banking industry.

Financial success, risk and capital management

Our policy has been to maintain a strong balance sheet, protecting our capital ratios and credit ratings, while also putting capital to work to create value for shareholders. In normal circumstances, we generate capital well in excess of our requirements. As a first priority, this is used for investment in the growth of our businesses. In the absence of attractive reinvestment opportunities, we return excess capital to our shareholders, through either direct distributions or share buybacks.
Because taking risk is an integral part of our business, our overriding goal is to achieve an appropriate balance between risk and return, limiting the scope for adverse variations in our earnings from exposure to major individual “stress” events.
Credit and market risks have long been regarded as the primary risks of any banking business. Now, however, operational risk – the consequential risk of being in business – plays an equally important role. Our operational risk framework, into which we are investing considerable management time and effort, aims to contain the levels of these risks and ensure we have sufficient information to make informed decisions about adding or adjusting controls.

Operating as “one firm”

We firmly believe our integrated business model creates more value than our businesses would as stand-alone units because business opportunities do not respect artificial demarcation lines between Business Groups. Our clients should be able to access all the services our firm can provide, where and when they are required, and regardless of what combinations of teams lie behind the solutions. This “one firm” approach facilitates client referrals and the exchange of products and distribution services between businesses and contributes significantly to our revenue flows.

We form internal partnerships to make the best use of our intellectual capital and the proximity of content and distribution. This increases our ability to recognize trends across business segments, serve clients better – and ultimately create new revenue opportunities. An example is the research collaboration between our wealth management and asset management businesses to service ultra-high net worth clients, whose needs are often similar to those of institutional clients. Given the turbulent markets seen in the past three years, these clients are increasingly interested in preserving their capital while achieving reasonable returns at a competitive price. As a result, our asset management business started to develop products for this client segment, such as an absolute return bond fund. With such targeted products and by linking the clients’ family offices with our investment management professionals, we were able to attract significant additional invested assets.
In our US domestic wealth management business, now part of our global wealth management franchise, our “one firm” model is supporting a transformation from a traditional US brokerage firm into a comprehensive wealth management business. The expertise of our treasury unit and the sophisticated lending practices developed in our Swiss business banking unit, have been used widely, particularly for our Utah-

UBS
Strategy and structure

based UBS Bank USA, which opened in 2003. It now offers a variety of lending products, broadening the scope of our financial relationships with our US clients. UBS Bank USA is now one of the top 50 banks in the US.

Another advantage of our “one firm” model is that it helps us to share activities between different parts of our businesses, eliminating redundant infrastructure, services, management and control functions. One example is our centralized treasury process which ensures that cash flows within UBS are pooled and netted before being funded through one access point to the money markets. At the same time, the way we embed the same approach to risk management deeply in all our businesses is one of our most important success factors. Another example is our information technology infrastructure (ITI) unit, launched successfully in 2004. This unit, housed within Corporate Center, integrates all IT infrastructure functions across UBS – data networks, telephone and other communications systems, IT security, distributed computing and servers, mainframes and data centers, market data services, user services and desktop computing.

Managing our business

Board structure

The management and oversight structure of UBS is based on two separate boards – the Board of Directors and the Group Executive Board.
The Board of Directors is the more senior body, with ultimate responsibility for the strategy and the management of the company, as well as the supervision of executive management. The Board of Directors also defines UBS’s risk framework, principles and overall risk-taking capacity. A clear majority of the Board of Directors is non-executive and fully independent.
The Group Executive Board, on the other hand, assumes overall responsibility for the daily management of UBS, for the implementation of strategy and for business results. Together with the Chairman’s Office of the Board of Directors (the Chairman and the Vice Chairmen), it is responsible for developing UBS’s strategies.
The dual structure establishes a system of checks and balances, ensuring that the two boards are institutionally inde-

pendent of each other. In particular, the functions of Chairman of the Board of Directors and Chief Executive Officer are conferred on two different people. No member of one board may be a member of the other. Detailed information on our corporate governance structures and principles can be read on page 98.

Organizational structure

UBS is structured into three Business Groups, a Corporate Center, and Industrial Holdings. It is managed as an integrated firm. Each Business Group is led by a member of the Group Executive Board who is responsible for the performance of their Business Group.

Changes in senior management announced in 2005 and early 2006

The continuous strengthening of our leadership and clear succession planning are among our key priorities. In that context, we were pleased to announce a number of appointments in 2005 and early 2006, as listed below:
–	Effective 1 July 2005, Marcel Rohner, Chief Executive Officer (CEO) Wealth Management & Business Banking since 2002 and a member of the Group Executive Board (GEB), was appointed CEO and Chairman Global Wealth Management & Business Banking, the new Business Group that includes the former Wealth Management & Business Banking and the Wealth Management US businesses. He remains a member of the GEB. Effective 1 January 2006, he was also appointed Deputy Group CEO.
–	Effective 1 January 2006, Rory Tapner, Chairman and CEO Asia Pacific, was appointed as a member of the GEB.
–	Effective 1 July 2005, Raoul Weil, head of our wealth management business serving international clients, was appointed to the GEB.
–	Effective 1 July 2005, Mark Sutton, previously Chairman and CEO of the Wealth Management US business and a member of the GEB, was appointed to the new position of Chairman and CEO, Americas. He remains on the GEB.
–	Effective 1 July 2005, Huw Jenkins was appointed CEO of the Investment Bank and a member of the GEB. He also became Chairman of the Investment Bank from 1 January 2006.

UBS

–	Effective 1 July 2005, John Costas, CEO and Chairman Investment Bank, was appointed CEO Dillon Read Capital Management. As of 1 January 2006, he relinquished his functions as Deputy Group CEO, Chairman of the Investment Bank and a member of the GEB.
–	Effective 1 March 2005, Walter Stuerzinger, our Chief Risk Officer since 2001, was appointed to UBS’s GEB. Walter Stuerzinger has firm-wide responsibility for market, operational and credit risk control.
–	At the Annual General Meeting (AGM) on 21 April 2005,

Alberto Togni, whose term of office expired in 2005, stepped down from the Board as he reached retirement age. Shareholders elected the following new members at the same AGM: Marco Suter, formerly UBS Chief Credit Officer, as Executive Vice Chairman, and Peter R. Voser, Chief Financial Officer of the Royal Dutch / Shell Group of Companies and Managing Director of The Shell Transport and Trading Company, plc., London, as non-executive member of the Board. After their election, the Board of Directors comprised eleven members.

UBS
Industry trends

Industry trends

Long-term perspectives

The world economy is expected to grow at around 3.5% a year over the coming decade. There will be continued productivity gains due to global competition, the diffusion of new technologies and growing population. This effect may be somewhat dampened by slowing employment growth due to demographic shifts towards older populations in some countries.

We expect the largest growth rates to occur in the emerging world, notably in Asia, followed by Eastern Europe, Latin America and the Middle East. Although North America and Western Europe are set to grow at slower rates than Asia, the absolute GDP increases will be higher in view of their size. This underlines the importance in our industry of having a significant presence in both the US and Western Europe.
The financial services sector has been growing faster than the economy for many years. Financial innovation, closely linked to the evolution of securities markets, will continue to be the engine for further development in the financial sector. We see several specific factors driving the development of our industry over the coming decades:
–	financial liberalization and deregulation
–	wealth accumulation
–	retirement provisioning
–	securitization
–	equitization
–	alternative investments
–	corporate activity/restructuring
–	energy and raw materials

These terms, and their distinct impact on our businesses, are explained in more detail below.

Financial liberalization and deregulation

Over the past few decades, deregulation and liberalization in financial services have accelerated the industry’s expansion and triggered considerable improvements in the quality and variety of new financial services. This process is now well advanced in many countries, and in some markets, for example the US, we do not expect any further notable deregulation. On the contrary, new regulations are arising in the US and some other developed countries, increasing the costs of doing business. However, further liberalization is likely in emerging economies where domestic markets are currently still relatively protected. These countries are exploring deregulation as a way to increase their competitiveness, especially compared with developed nations. The World Trade Organization’s

(WTO) multilateral trade negotiations under the Doha Round are currently trying to address some of these issues, but progress remains halting.

In general, further liberalization of financial markets is expected to benefit investment banking and securities firms that are positioned to take advantage of any further opening of individual domestic capital markets. Asset managers with a global platform should benefit from the facilitation of cross-border mutual fund business.

Wealth accumulation

In many economies, a notable shift is taking place away from labor-intensive production to more capital-intensive activity. Based on this development, we see a clear trend towards individual wealth accumulation that is likely to continue over the next decade, particularly in Asia. Wealth is expected to grow faster than GDP in developed countries. Moreover, the ratio of wealth to GDP in emerging markets is currently low and should increase, due, among other factors, to generally higher saving rates. These developments will benefit wealth management businesses across the world. They will also help the asset management industry as private wealth is a key driver for institutional asset growth. Investment banks and securities businesses should also benefit thanks to rising capitalization levels in global financial markets and higher trading volumes.

Retirement provisioning

In coming decades, most developed countries will be confronted with major demographic shifts. Thus, pension reform is on the agenda of many governments across the world. The strong reliance in Continental Europe and Japan on unfunded schemes will make reform especially urgent. Although each country will follow its own regulatory agenda, in general we see a gradual shift from public unfunded to private funded pension schemes.

Institutional asset management is the sector most significantly affected by this trend, but investment banking and wealth management also benefit. In asset management, the focus will not only be on serving clients with investment advice and assuming management of pension mandates, but also addressing other issues that current and potential clients have to deal with, particularly for underfunded corporate pension funds.
Investment banks have recently started to serve pension funds in the area of liability-led asset management advice, where derivatives and structured products are used. In wealth

UBS

management, we believe that current developments will influence the demand for retirement-specific products. Individuals go through different stages in life. While the first four to five decades of an individual’s life are usually dominated by wealth accumulation, private clients usually experience a mind-set change when they enter their sixth decade; the focus shifts from wealth accumulation to wealth protection. Appropriate products and services are needed in order to prepare these individuals for their retirement, representing a substantial growth area for the financial services industry.

Securitization

The transformation of financial services over the last ten to twenty years has included the increasing de-emphasis of traditional lending activities and the increasing importance of securities trading and financial markets. Corporations are now frequently in a position to directly meet their funding needs by accessing the capital markets. This has driven the long-term expansion of corporate bond markets, replacing traditional bank lending services. At the same time, an increase in bank assets such as loans, mortgages and receivables has fuelled growth in the securitization of these assets, increasing the volume of asset-backed securities.

We expect these trends to continue. In continental Europe securitization is still catching up with the US. In many emerging markets, the corporate bond market is still underdeveloped but growing fast. The ability of financial market participants to assess counterparty risk will further improve, facilitating financing by way of the securities market. Additionally, as the number of listed companies increases, they will have to conform to the transparency standards required by listing, and thereby meet requirements for also issuing debt securities.

Equitization

Over the past ten years, global equity market capitalization has grown at an annual rate of over 10% on a US dollar basis. Institutional and individual investors tend to allocate a greater share of their assets in equities. This reflects the transfer of ownership of assets from government and private owners to public markets. The corporate sector will also increasingly rely on public equity financing. We believe that the underlying trend towards an increasing role of equity financing and equity investments remains intact. In Western Europe, we see significant growth potential because of continued financial market integration. Growth potential is even higher in the emerging markets in view of the relatively low levels of stock market capitalization compared with GDP. Equitization is expected to provide growth opportunities not only to investment banking and securities businesses, but also to wealth and asset managers, as assets are increasingly shifted into higher margin classes. In addition, with the continued commoditization of trading services, we believe that smaller providers will start outsourcing these services to larger competitors.

Alternative investments

The last two decades have seen robust growth in the use of alternative investments – meaning investments other than cash, bonds, or public equities. North America led the way, with real estate and private equity becoming significant components of portfolios from the early 1980s, while hedge

UBS
Industry trends

funds, once considered a fringe investment, continue to move into the mainstream across the globe. An increasing number of investors rely on alternative investments to boost returns and increase portfolio diversification. New alternative asset classes continue to emerge. This increases the demand for a variety of sophisticated products from the providers of these asset classes. These services range from IPOs and leveraged finance for private equity firms to prime brokerage and administrative services for hedge funds.

Corporate activity / restructuring

The search for growth, trade liberalization and technological progress will continue to increase global competition for corporations, pressuring them to concentrate on activities where they are genuinely competitive. At the same time, the complexity of doing business is increasing, for example because of regulatory restrictions. We see long-term trends pointing towards growing demand for advice on mergers and acquisitions and restructuring.

Energy and raw materials

Production capacities for energy and raw materials currently lag behind rising global demand, particularly from emerging economies. This has shifted the focus to the efficient allocation of commodities, similar to efficient resource allocation in capital markets. Energy and raw material markets are becoming steadily more similar to financial markets. Financial firms are buying and selling futures or making private financial contracts (derivatives) with other players. With clients asking for more sophisticated products and services in the commodities area, financial firms are in an ideal position to profit from these developments, as they apply their experience of capital markets.

UBS

UBS
The making of UBS

The making of UBS

All the firms that have come to make up today’s UBS look back on a long and illustrious history. Both the two Swiss predecessor banks and PaineWebber came into being in the second half of the 19th century, while SG Warburg’s roots go back to 1934. But it is in the 1990s that UBS’s current identity began to form.

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

Union Bank of Switzerland, the largest and best-capitalized Swiss bank, opted to pursue a strategy of organic growth, or expansion by internal means. In contrast, SBC, then the third-largest Swiss bank, decided to take another route by starting a joint venture with O’Connor, a leading US derivatives firm that was fully acquired by SBC in 1992. O’Connor was noted for its young, dynamic and innovative culture, its meritocracy and team-orientation. It brought state-of-the-art risk management and derivatives technology to SBC. In 1994, SBC acquired Brinson Partners, one of the

1830
1840
1850
1860
1870
1880
1890
1900
1910
1920
1930
1940
1950
1960
1970
1980
1990
2000
2010
1832
Schröder Münchmeyer Hengst & Co.
1997
1895
Phillips & Drew
1986
1863
Eidgenössische Bank
1945
1862
Bank in Winterthur
1863
Toggenburger Bank
1912 Union Bank of Switzerland
1872
Aargauische Kreditanstalt
1919
1928
Interhandel
1967
1863
Bank in Baden
1915
1832
Dillon Read & Co.
1997
1862
Basler Handelsbank
1946
S.G. Warburg Group
1995
1882
Basler
Depositenbank
1989
Brinson
Partners
1994
UBS
1856
Bankverein
1872
Basler
Bankverein
1895
Basler & Zürcher
Bankverein
1897 Swiss Bank Corporation
1945
1998
1889
Zürcher
Bankverein
1889
Schweiz.
Unionbank
1977
O'Connor &
Associates
1992
1914
Blyth, Eastman Dillon & Co.
1979
1919
Mitchell Hutchins, Inc.
1977
1880
Paine & Webber
1942
Paine, Webber, Jackson & Curtis
1974 PaineWebber, Inc.
2000
1879
Jackson & Curtis

UBS
The making of UBS

leading US-based institutional asset management firms. Both the O’Connor and Brinson deals represented fundamental steps in the development of the firm.

The next major move was in 1995, when SBC merged with S.G. Warburg, the British merchant bank. The deal helped to fill SBC’s strategic gaps in corporate finance, brokerage and research and, most importantly, brought with it an institutional client franchise, which is still at the core of today’s equities business.
The 1998 merger of Swiss Bank Corporation and Union Bank of Switzerland brought together these two leading Swiss financial institutions, creating the world leader in wealth management and improving the new firm’s chances of becoming a bulge-bracket investment bank, not to mention providing it with greater capital strength.

But there was still a major item left on the firm’s broader strategic agenda. It needed to establish a significant presence in the key US market to be a truly global player in investment banking and wealth management, both of which are “scale” businesses – meaning that size matters. That was achieved when PaineWebber became a part of UBS in 2000.

Following its successful integration into our business, and after a decade of transformational change, we decided that we had in place all the fundamental parts of the business that we wanted to build. The task then was to improve them and make them work together. We therefore adopted a strategy based primarily on organic growth aided by carefully chosen acquisitions.
Our determination to define the future as “one firm” was visibly demonstrated in 2003 when we introduced UBS as a single brand for all our businesses.

Our employees

Competitive strength in the financial services industry depends, more than anything else, on the expertise and talent of a firm’s employees. In order for UBS to continue to succeed, we have to be capable of attracting, developing and retaining creative, highly qualified people. For employees, the strength of a firm’s core business, and its culture, are fundamental to giving them the opportunity for individual success.

Our employees

The UBS workforce

Developments in our workforce

The number of people employed in our financial businesses rose to 69,569, up 2,162 or 3% from 67,407 a year earlier. In Swiss and international wealth management (up 1,462), we continued to add client advisors around the world and hire staff in support functions. Our US-based wealth management business (up 65) saw the number of employees increase because of hiring in support and logistics functions. The Swiss commercial and retail banking business recorded higher personnel numbers (up 515) – with the increase partly due to the first-time inclusion of employees paid by the hour. At the Investment Bank, staff levels (up 1,204) rose mainly in the investment banking and fixed income, rates and currencies businesses. They were also up in operations, reflecting higher market activity. Hiring was also seen in general counsel functions, reflecting the more stringent regulatory environment.

The increase was also spread across regions. In Switzerland, staff levels rose by 41 individuals to 26,028. Excluding the impact from the sale of Private Banks & GAM, personnel numbers increased by 1,042. In the rest of Europe, the Middle East and Africa, they were up 256 at 11,007, while in the Americas they increased by 905 to 27,136. In Asia Pacific, UBS staff numbers rose by a strong 960 or 22% to 5,398.
Last year, UBS personnel worked in 50 countries, with 39% of them employed in the Americas, 37% in Switzerland, 16% in the rest of Europe, the Middle East and Africa, and 8% in Asia Pacific.

Recruitment and retention

Our business always needs talented people and our recruiting efforts in 2005 focused on supporting business growth. Last year, we hired 836 individuals with university degrees (including those with a Masters degree in Business Administration), 53% more than a year earlier.

In Switzerland, we are one of the top-ranked employers for university graduates. The 2005 annual survey by Universum, a leading global consultancy, said we were first for business students. We also hired 242 apprentices in banking and specialist functions such as Information Technology.

We believe our ability to retain employees is important and, as a result, we monitor senior management retention

Graduate and MBA hiring across UBS

	2005				2004
	Europe	Americas	APAC	Total	Europe	Americas	APAC	Total

Investment Bank	158	226	72	456	134	202	42	378

Global Wealth Management & Business Banking	227	82	30	339	96	50		146

Global Asset Management	18	10	7	35	18			18

Corporate Center	6			6	5			5

Total	409	318	109	836	253	252	42	547

Our employees

rates. In recent years, turnover has been moderate, with 167 of the 224 managing directors hired in 2002 and 2003 still employed at the end of 2005.

We also have well-defined succession processes. In 2005, our ability to manage senior management shifts was underlined by the formation of the Global Wealth Management & Business Banking Business Group and the creation of Dillon Read Capital Management. All required related functional appointments came from internal management teams.

Diversity

Having a diverse workforce benefits our business. Seeking variety of thought, background, skill and experience, as well as other factors, including gender, ethnicity, race and nationality, helps us understand our clients’ needs and underpins an open work culture. We have a number of workplace policies in place that promote diversity. The Group Executive Board and ten Regional Diversity Boards, composed of regional senior management, set direction and regularly review how we recruit and retain a range of talent at all management, staff and employee levels. Last year, in a number of regions around the world, senior management also underwent a diversity awareness program that incorporated live actors in real-life decision-making situations.

Our 16 employee networks worldwide also support diversity, giving employee interest groups a voice in UBS’s management and culture.
We integrate elements of diversity into many of our daily management processes, among them recruiting, orientation, training, and development. In 2005, for the first time, we instituted a diversity competency across all of our businesses as part of our annual performance management process. We also expanded policies that help employees with families. Maternity leave in Switzerland, for example, was extended to at least six months paid leave. In the US, Wealth Management US increased the amount it reimburses employees for adoption expenses to USD 5,000 per child, bringing maternity and adoption benefits into line with the other businesses in the US.
We also try to help our employees balance the demands posed by their work and personal lives. For example, we have given more than 30,000 employees online access to their computer files from their homes or other locations.

Employee networks at UBS

Employee network name	Membership (approximate)

All Bar None Americas	860

All Bar None UK	300	[1]

All Bar None Australasia	200	[1]

All Bar None Tokyo	30	[1]

Women’s Business Network Germany	150	[1]

Women’s Business Network Switzerland	725	[1]

Women’s Network Hong Kong	80	[1]

Women’s Network Seoul	40	[1]

Women’s Network Singapore	120	[1]

Women’s Network Taiwan	90	[1]

UBS Pride EMEA	200

UBS Pride Switzerland	150

UBS Pride US	130

Cultural Awareness Network (UK)	200

Cultural Awareness Network (US)	250

League of Employees of African Descent	150

Working Parents Group (US)	Subgroup of All Bar None Americas – no official membership

Working Parents Group (Tokyo)	Subgroup of All Bar None Tokyo – approximately 30 members

Working Parents Network (UK)	In formation

1 Estimate based on event attendance.

Gender distribution by employee category 1

	Male		Female		Total
	Number	Percent	Number	Percent

Officers	25,590	77.9	7,241	22.1	32,831

Non-Officers	19,944	50.2	19,760	49.8	39,704

Total	45,534	62.8	27,001	37.2	72,535

1 Calculated on the basis that a person (working full-time or part-time) is considered one headcount in this table only. This accounts for the total UBS end-2005 employee number of 72,535 in this table. Normally, UBS expresses employee numbers in terms of full-time equivalents (FTEs), which is measured as a percentage of the standard hours normally worked by permanent full-time staff. When calculated according to FTEs, the end-2005 total is 69,569.

Our employees

Composition of UBS’s workforce by citizenship 1

Country	Number	Percent

USA	24,857	34.3

Switzerland	23,423	32.3

Great Britain	6,724	9.3

Germany	2,797	3.9

Italy	1,790	2.5

Australia	1,432	2.0

France	1,146	1.6

Japan	892	1.2

Singapore	890	1.2

Hong Kong	773	1.1

Spain	656	0.9

Canada	642	0.9

India	601	0.8

Russia	331	0.4

China	289	0.4

Ireland	247	0.3

Taiwan	245	0.3

Luxembourg	189	0.3

Malaysia	177	0.2

South Africa	176	0.2

Other countries	4,258	5.9

Total	72,535	100.0

1 As measured by primary citizenship. Calculated on the basis that a person (working full-time or part-time) is considered one headcount in this table only. This accounts for the total UBS end-2005 employee number of 72,535 in this table. Normally, UBS expresses employee numbers in terms of full-time equivalents (FTEs), which is measured as a percentage of the standard hours normally worked by permanent full-time staff. When calculated according to FTEs, the end-2005 total is 69,569.

Workforce diversity

The number of women working for UBS rose in 2005. We promoted and retained more women than in previous years and the number of women leaving UBS remained stable. At the end of last year, 63% of UBS’s employees were male and 37% female.

Our workforce represents 153 nationalities globally. The largest number of employees, as measured by primary citizenship, hold US or Swiss citizenship, followed by British.

Performance measurement and management

Throughout the firm, all employees are subject to a process that evaluates individual achievements against agreed objectives. Our assessment process, called Performance Measurement and Management (PMM), has been in place since 1996. At the beginning of the year, each employee agrees to his or her individual objectives for the year with the evaluating manager. These objectives encompass targets relating to people, clients, economics and technical expertise. During this process, not only is individual performance assessed against business results but UBS also considers, among other things, whether client interests were safeguarded to the standards required by the firm. UBS also looks at whether employees demonstrated superior leadership and good teamwork and whether they conducted themselves in an ethically appropriate manner, both professionally and personally. PMM also defines expected actions around corporate values such as client focus and diversity. It thus enables the firm to reward results and behaviors and helps to shape a learning and performance-oriented culture.

Towards the end of the year, the results achieved are assessed against these defined targets – by the individual employee, by his or her line manager, and at senior levels by peers, internal clients and subordinates. The PMM result is one of the elements defining individual incentive awards. Top performers receive proportionately higher rewards. The total amount of incentive awards to be granted is determined based on the financial performance of the firm and the individual businesses.
For senior executives (the executive members of the Board of Directors (BoD), members of the Group Executive Board (GEB) and members of the Group Managing Board (GMB)), the PMM process is broadly the same as for employees. The achievement of clearly defined financial targets set for the Group and the Business Groups also plays a significant role. Additional personal key objectives are defined in the field of leadership, cross-business co-operation, and strategic thinking and contribution. The incentive award for members of the GEB and GMB working in a Business Group is based 50% or 75%, respectively, on the performance of that particular business, and 50% or 25% on the performance of the Group as a whole, ensuring that the interests of the Group are represented. Awards for GEB and GMB members employed in Corporate Center as well as the executive members of the BoD are based 100% on the performance of the Group.

Group compensation policy

UBS’s compensation policy is designed to provide competitive total compensation opportunities that will enable the firm to attract, retain and motivate the talent it requires. Compensation should provide incentives that foster an entrepreneurial and performance-oriented culture and support the firm’s integrated business strategy. Compensation of senior executives is closely linked to the achievement of sustainable shareholder returns and provides appropriate incentives for long-term value creation.

Four guiding principles define the compensation philosophy of UBS. Each element of compensation – base salary, incentive awards, stock option awards, benefits – is managed within a total compensation framework, where the effects of modifications to one element are measured against overall compensation. Total compensation levels are determined with consideration given to relevant market pay practices, ensuring UBS’s ability to recruit and retain the best talent. UBS is committed to provide superior compensation in return for superior performance, both in terms of both business success and individual contribution. Through the use of equity-based

Our employees

awards that vest or become unrestricted over time, UBS ensures that there is strong focus on the long-term implications of decisions and actions taken, thus aligning employees’ interests with those of shareholders.

The firm’s compensation policy is designed by the GEB, reviewed by the Compensation Committee, and approved by the BoD. It was last updated in September 2002 and describes the total compensation components as follows:
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
Annual incentive awards reflect the performance of the firm and its various businesses as well as the individual contribution of each employee. All regular employees are eligible to receive incentive awards if individual targets are achieved. Incentive awards are discretionary and can be highly variable from year to year.
Above a certain threshold, a portion of the annual incentive award is paid in the form of UBS shares (mandatory long-term incentive award). These shares only vest after a certain period of time, generally three to five years, and are subject to forfeiture under certain circumstances (e.g. if the employee leaves the firm and joins a competitor or otherwise acts in a way detrimental to UBS).
The highest performing employees and those with highest potential are eligible for discretionary stock option awards, which are granted at a strike price set at a minimum of the market value on the date of award and at a premium strike price of 10% above market value for senior management. These options, which vest over three years after grant and are subject to stringent forfeiture rules, represent a powerful shareholder alignment incentive. Every year, the Chairman’s Office agrees on the maximum number of options available for allocation. The overall number depends on the financial situ-

ation of UBS, a competitive assessment, and the ability to purchase underlying shares in the market. The number of options to be granted to employees in a given period requires approval by the Board of Directors.

Benefits are a supplemental element of total compensation, varying substantially from location to location, in line with local market practice. A benefit offered to all employees group-wide – except to senior management – is the “Equity Plus” stock option program, which allows employees to purchase UBS shares at fair market value and receive at no additional cost two UBS options for each share purchased. The program fosters employees’ commitment to long-term value creation at UBS.

Employee share ownership

We are committed to the principle of employee share ownership throughout our organization. We believe it strengthens the link between employees and shareholders by fostering a culture that reinforces the entrepreneurial behavior that creates sustainable value for all shareholders.

Given each employee’s implicit commitment to UBS and direct exposure to company performance through annual performance-based bonuses, the portion of total compensation delivered in UBS equity must be appropriately weighted against other aspects of employment. While participation in some programs is mandatory, overall ownership targets are not explicitly stated.
UBS offers equity-based programs in over 45 countries. For all employees in these countries, we also offer Equity Plus. For staff with annual incentive awards above a certain threshold, a mandatory component is awarded in restricted UBS shares. Additionally, select high-performing employees are granted stock options that only deliver value if the share price appreciates. We also provide the opportunity to acquire UBS shares through a number of country-specific retirement plans.
At end-December 2005, 57% of all employees held UBS shares while 36% of all employees held UBS stock options.

Measuring employee commitment

The dedication of our employees is critical to performance and retention. We assess the engagement of employees through surveys.

Global Wealth Management & Business Banking (excluding Wealth Management US), held a survey in 2005 in which more than 70% of responding employees said they were “satisfied” or “very satisfied” with their general work situation.

Moreover, 86% of them were highly confident of UBS’s future, and a high proportion of employees (78%) said they would recommend UBS as an employer.

Overall results from several Investment Bank, Global Asset Management, and Corporate Center surveys also showed a high (76%) level of commitment. Satisfaction with UBS as a workplace was 74%, placing us slightly ahead of the industry benchmark of 72%. Of those who answered the surveys, 70% felt their teams were effective and that the work environment was based on respect and mutual support, with 69% of them believing management showed a strong commitment to ethical decisions and conduct, and 67% agreeing that they were able to meet clients’ needs effectively.

Our employees

Business training

We have a broad range of training programs. Many are job-specific, covering topics such as financial market education, sales and client management skills, technical training, information technology, and accounting. These programs are complemented by specific business training, induction programs, professional and personal skills development, and legal and regulatory training. All are made available to employees based on their specific role. We also run major educational initiatives when a change in the firm’s business or policies requires people to acquire new skills.

Key talent development

UBS’s key talent development process includes leadership development programs, mentoring and coaching, and a range of other measures to teach people new skills.

The process starts with graduate-level employees. All graduates hired through our campus recruiting process benefit from structured graduate education, both in the classroom and on the job.
High-potential employees at early and mid-career are identified using consistent criteria. Development opportunities are closely coordinated across businesses to help ensure that future senior managers have consistent knowledge of the organization and its strategy.

Employees moving into senior leadership positions, including those identified as key position holders or senior management succession candidates, become part of a leadership development process managed by the UBS Leadership Institute, a small group of 31 employees reporting to the CEO. It is supported by strategic mentoring programs under which members of the Group Executive Board mentor members of the Group Managing Board, who, in turn, mentor key talents.
Senior management attends a series of Global Leadership Experience programs focusing on UBS’s key strategic objectives. Senior management is actively engaged, nominating participants and sponsoring or leading programs. Since 1999, more than 850 senior leaders have attended one or more of these learning events.
Around 70 members of UBS’s senior management meet annually at the Annual Strategic Forum. A wider group of more than 500 executives meets every year at the Senior Leadership Conference to analyze UBS’s strategy and recommend specific action or change to the strategic agenda, the business, or the work environment.

Our Values for Action

Our Purpose

Client Focus: Our clients’ success is our success. We take the time to understand their objectives, and commit our resources to develop effective solutions helping them meet or exceed their goals.

Our Core Competencies

Entrepreneurial Leadership: Our leaders at all levels engender enthusiasm, energy and commitment. Through innovation, inspiration and operational excellence we capture opportunities, create better solutions and expand our market share. By leadership and accountability across our company we establish direction, encourage collaboration and knowledge sharing, and provide an attractive environment for our people.

Partnership: Relationships among our people as well as with our clients are driven by the power of partnership. It requires respect, contribution, trust and mutual support. We encourage the free exchange of ideas, and demand teamwork.

Meritocracy: We ask for entrepreneurial spirit and initiative from each individual. We actively strive to be the best at attracting, developing and retaining talented people. Decisions regarding recognition, reward and promotion are based on merit. We coach our people and invest in their development.

Our Ethical Beliefs

Integrity and Privacy: We expect our people to conduct themselves in a manner that is above reproach. Our integrity is key to preserving our most valuable asset – our reputation. We respect our clients’ right to privacy, and use information with appropriate discretion.

Corporate Responsibility: We are a member of the global community and behave as a responsible corporate citizen. We, both as a corporation and through our people strive to contribute positively and actively to the communities where we do business.

Diversity: Our strengths are leveraged by globally embracing diversity of skills, perspectives and backgrounds.

Our employees

Business-specific senior leadership development programs complement our global efforts by focusing on refining leadership skills and behaviors, and on strengthening participants’ understanding of strategy.

International experience is an important part of developing a highly qualified workforce and skilled management. We continue to see healthy levels of international mobility across our firm. In 2005, more than 1,500 staff transferred to new jobs or functions in countries outside their own. Notably, there was an increase in overseas assignments supporting activity in Asia Pacific, particularly in Hong Kong, Singapore, China and India. Programs have been instituted to recruit and develop staff in the Asia Pacific region, among them a summer school and a graduate program, both of which feature short-term assignment opportunities.
We have introduced benefits flexibility in our international assignment policies that in 2005 lowered the overall costs of some expatriate assignments. As a result, our business areas were better able to match employees and costs to the nature of the assignments. This, in turn, increased the overall number of international assignments offered in 2005, with particular increases seen among lower ranked employees. We also took steps to provide additional spouse and family support, helping assignees and their families adapt to new environments.

Selected 2005 awards

Number one in Europe for
“Top Companies for
Leaders 2005” by benefits
consultant Hewitt Associates

100 Best Companies
for Working Mothers
(Working Mother
Magazine; US)

10 Best Employers in Asia
(Hewitt Associates, Straits
Times, South China Morning
Post; Singapore & Hong Kong)

Being a responsible employer

Our success depends on our staff. We support them – both during and beyond their careers with UBS. Our Employee Assistance Programs (EAPs) are a case in point.

In the weeks following the December 2004 tsunami, UBS staff in the UK were able to access an independent counseling hotline under the auspices of the UK region’s EAP. Provided in conjunction with an independent organization, the service gives UBS employees 24-hour confidential access to specialist information, consultants, and advisors.
UBS supports EAPs in a number of locations. Usually underpinned by independent, third-party organizations, the programs offer confidential support to help employees balance their work, family and personal needs and help resolve issues that occur in everyday life. UBS in Switzerland offers professional assistance for current and retired employees, as well as their family members, through its HR Social Counseling service. The specialized unit provides free confidential counseling for personal issues and guidance in solving business-related problems. Additional programs support employees when a business is re-organized. One example is COACH, a set of measures in Switzerland designed to help staff who lose their jobs because of restructuring. Launched early in 2003, the package extends the standard notice term of each eligible employee by two months.

During this period, employees retain their full salary and benefits. They also receive counseling and support to help them apply for new jobs, either within UBS or outside. To this end, COACH advisors work closely with UBS’s human resources managers and draw on the expertise of UBS’s internal social consultancy service and specialized external agencies. Financial assistance of up to CHF 6,000 per employee is also available for job-related training where this will help applicants change their career path. To date, some 1,600 staff members have enrolled with COACH. Of this total, about one-tenth has found re-employment within UBS. The EAPs and COACH are not low-cost options, but we believe we have a responsibility to our staff and to the wider society, to be a conscientious employer.

Our employees

Employee representation

The UBS Employee Forum was established following the merger of UBS and SBC to exchange information between employees and management on European issues potentially affecting the performance and prospects of UBS. The forum fulfils the obligations contained in EU Directive 94 / 45 on the establishment of a European Works Council. A UK employee forum meets on a regular basis to discuss topics particularly relevant to employees in the UK, including health and safety issues, changes to workplace conditions, pension arrange-

ments and collective redundancies. Employee representation in Switzerland is led by the Employee Representation Committee (ERC). This group of elected, internal representatives acts as an intermediary between business and employees, representing the interests of employees whose work contracts are governed by Swiss law and the Agreement on Conditions of Employment for Bank Staff. The ERC participates in annual salary negotiations and is involved in employee matters, including health and safety issues, social security and pension issues. The ERC also monitors and encourages communication between management and employees.

Our businesses

We manage our Business Groups in a way that optimizes value for shareholders – making the whole worth more than the sum of the parts.

Our businesses
Global Wealth Management & Business Banking

Global Wealth Management & Business Banking

Global Wealth Management & Business Banking is both the top provider of financial services for wealthy clients around the world and the leading bank for individual and corporate clients in Switzerland.

Business Group / Business Unit reporting

							Global Wealth
	Wealth Management				Business Banking		Management &
CHF million, except where indicated	International & Switzerland		Wealth Management US		Switzerland		Business Banking

For the year ended or as at	31.12.05	31.12.04	31.12.05	31.12.04	31.12.05	31.12.04	31.12.05	31.12.04

Total operating income	9,011	7,693	5,156	4,736	5,071	5,039	19,238	17,468

Total operating expenses	4,850	4,297	4,844	4,707	2,882	3,026	12,576	12,030

Business Group / Business Unit performance before tax	4,161	3,396	312	29	2,189	2,013	6,662	5,438

Net new money (CHF billion)	68.2	42.3	26.9	18.1	3.4	2.6	98.5	63.0

Invested assets (CHF billion)	982	778	752	606	153	140	1,887	1,524

Personnel (full-time equivalents)	11,555	10,093	17,034	16,969	16,023	15,508	44,612	42,570

Business

Our global branch network delivers comprehensive financial services to wealthy private individuals around the world and to private and corporate clients in Switzerland. Our business is to provide all our clients with the advice, financial products and tools that meet their individual needs.

Organizational structure

Effective 1 July 2005, we brought our US, Swiss and international wealth management businesses along with our Swiss corporate and retail banking unit into one Business Group called Global Wealth Management & Business Banking. We also transferred the municipal finance unit, until then a part of Wealth Management US, to the Investment Bank’s fixed income area.

The Business Group is managed in a fully integrated way, although results are reported for the following segments:
–	Wealth Management International & Switzerland, serving wealthy and high-end affluent clients around the world except domestic clients in the United States
–	Wealth Management US, serving wealthy and affluent domestic US clients
–	Business Banking Switzerland, serving retail and corporate clients in Switzerland.
Businesses focusing on client needs can only fully exploit their potential if they are provided with a reliable and efficient infrastructure. In Global Wealth Management & Business Banking, our support areas provide products and services to these three business units as well as to other UBS businesses.
The services provided by support areas are allocated – based on a transfer price mechanism – to Business Banking Switzerland, Wealth Management International & Switzerland, Wealth Management US and other UBS businesses.
In 2003, our independent label private banks were integrated into a new holding company within Corporate Center. That holding company, which included specialist asset manager GAM, was sold to Julius Baer in late 2005.

Marcel Rohner | Chairman & CEO Global Wealth Management & Business Banking

Our Businesses

Our vision

As the global leader in wealth management, we are determined to become the provider of choice for private clients worldwide. The scale and significance of our wealth management business in UBS ensures the highest levels of long-term commitment to the interests of our private clients. We will provide our clients with a consistent positive experience at every point of contact with our group, anywhere in the world. This is founded on the high quality of our advisory process through which we first take the time to listen to our clients, then develop and implement solutions for and with them, and finally monitor and learn from the results. At the center of this process is the client advisor. Careful selection, development and support of our client advisors is instrumental in providing a positive experience to our clients, thus fostering long-term personal relationships with our group.

As the leading bank in Switzerland, we grow by providing a complete range of top quality banking, securities and operational services, and multi-channel access for individual and corporate clients.

Leadership replacing budgeting

Cost discipline had been a key success factor for UBS in the phase following the merger of UBS and SBC in 1998. During that time, traditional targets helped management and staff to achieve the efficiency objectives defined for the post-merger integration.

However, they rarely provided guidance on how to capture revenue opportunities – a feature that became important in the following cycle of Global Wealth Management & Business Banking’s development – the phase of growth and market expansion. Arriving at these traditional target figures required an extensive process which was very thorough, but time-consuming for both managers and controllers. The three-year business plans as well as operational budgets with fixed targets were defined both “top down” and “bottom up”. The consequence of this approach was that it tended to stand in the way of inspiring employees to search for growth opportunities. That is why, in 2004 – as part of a program to foster a more entrepreneurial culture – UBS decided to do away with the annual budgeting process in its international wealth management and Swiss retail and corporate businesses.

The new process ensures clear strategic direction by a simplified top-level five-year business plan. It focuses on strategic projects and initiatives that support the priorities of the business. Operational leadership is supported by a five-quarter rolling forecast which allows senior management to react quickly to changes in the market environment and initiate corrective measures immediately, if required. Entrepreneurial leadership involves decision-making, taking a commercial approach that balances income, cost and risk. This had a direct implication on the role of managers – and on the scope of their authorities. They decide on staffing levels for their units, on the skills required by their teams and on local marketing activities – and they are held accountable for them and, ultimately, for the unit’s performance. In other words, additional investments are expected to yield additional revenues. Employees also have more responsibility. Client advisors now formulate their own business goals, and decide how best to achieve them.

This type of decision-making requires enhanced transparency and granularity in management information. As budget figures – the traditional point of reference – are no longer available, current performance is measured against actual results achieved in the previous periods and benchmarked to the performance of a defined group of peers. This encourages managers, client advisors and other employees to identify best practices and, through an active exchange of ideas, ways to learn from each other. In this context, managers increasingly take the role of coaches who encourage and support their employees to exploit their full potential and fulfill their own ambitions.

The concept is innovative and has earned UBS recognition by specialist press as well as general media.
Since this was not just an operational change in process, but rather a radical shift in corporate culture, it is difficult to measure its full bottom-line contribution. Experiences over the past year have been positive – and accompanied by the business’ strong financial performance.

Our businesses
Global Wealth Management & Business Banking

Wealth Management International & Switzerland

With more than 140 years of experience, an extensive global network, and CHF 982 billion in invested assets on 31 December 2005, our 4,154 client advisors consistently deliver high-quality, individually tailored solutions to our clients worldwide.

Business

The Wealth Management International & Switzerland unit provides a comprehensive range of products and services individually tailored for wealthy clients around the world via its global branch network and through financial intermediaries.

Our client advisors combine strong personal relationships with the resources that are available from across UBS, helping them to provide a full range of wealth management services – from asset management to estate planning and from corporate finance advice to art banking. Our open product platform gives clients access to a wide array of pre-screened, top-quality products from third-party providers that complement UBS’s own lines.

Organizational structure

We are organized into the two business areas of:
–	Wealth Management – Swiss Clients, covering clients domiciled in Switzerland, and organized into eight geographic regions.
–	Wealth Management – International Clients, serving clients domiciled outside Switzerland. This area is organized into the seven regions of: Italy; Western Europe; Benelux (Belgium, Netherlands, and Luxembourg), Germany, and Central Europe; UK, North, and Eastern Europe; Eastern Mediterranean, Middle East, and Africa; Asia Pacific; and Americas International.

We also provide financial intermediaries, both inside and outside Switzerland, with our solutions, products and services, helping them to add substantial value to their client relationships.

Competitors

The Wealth Management International & Switzerland unit’s major competitors comprise all globally active wealth managers, such as the wealth management operations of Credit Suisse, HSBC and Citigroup. We also compete with private banks that operate mainly within their respective domestic markets, such as Pictet and Julius Baer in Switzerland, Coutts in the UK, Deutsche Bank and Sal. Oppenheim in Germany, and Unicredito in Italy.

Clients

We are committed to the consistent delivery of tailored and unbiased financial solutions of the highest quality to our clients. We strive to create long-term personal relationships.

A clearly structured advisory process helps client advisors add value at each step and provides our clients with a consistent and comprehensive experience. Our approach consists of four clear, mutually enhancing steps. In the first, our advisors take the time to understand what it is their clients want and need, and look at all the different factors that might affect their goals and willingness to take risk. As a second step, the advisor formulates investment proposals crafted for that client’s

Our Businesses

specific requirements by selecting from the best products and services available. In the third step, the advisor agrees with the client which of the solutions should be implemented. The fourth step rounds out the whole experience with comprehensive monitoring and reporting of investment performance to the client by the advisor, as well as regular communication between the two in which goals and strategies are constantly evaluated – and adjusted as required. Our extensive training programs ensure that client advisors become fully versed in all aspects of this consultative approach.

Growth initiatives

European wealth management

The European wealth management business was launched in early 2001, and is aimed at wealthy clients in the five target countries of France, Germany, Italy, Spain and the UK. Over the past five years, the number of European domestic branches, now 42, has nearly trebled while invested assets have risen to CHF 114 billion from CHF 16 billion in 2001, corresponding to an annual growth rate of 63%. Much of the rise in invested

Our businesses
Global Wealth Management & Business Banking

assets was due to the CHF 60 billion in net new money we took in during the past five years.
In our European wealth management business we currently have a total of 803 client advisors, up from 177 advisors at the beginning of 2001. After having successfully established a European physical presence, our focus in the next two years will be on maintaining the momentum of our growth.

Wealth management in Asia Pacific

Asia Pacific is the fastest-growing wealth management market in the world. According to an internal UBS estimate, the liquid assets held by wealthy individuals in the region (excluding Japan) will grow by 8.9% annually between 2004 and 2008. The global growth rate will be 5.5% for the same period.
The wealth management business has a presence in six domestic Asia Pacific markets and plans to expand its network of branches and offices into further high-potential locations. By cooperating with the other Business Groups in the region, wealth management can draw on a wide array of products and services already on offer and share infrastructure, delivering significant cost savings.
At the end of last year, we also received approval to open a wealth management business office (sub-branch) in Osaka, Japan’s second largest city, an important step in further expanding our presence in Japan.

Products and services

Our clients can count on the expertise of more than 2,000 professionals worldwide dedicated to developing wealth management solutions. We ensure that our private clients get access to what we judge as high-quality investments. We source internally at UBS when we believe we have the requisite expertise. Otherwise, we screen the market for the best products. By aggregating private investment flows into institutional flows, we are in a position to offer our private clients access to investments that would otherwise only be available to institutional clients.

We offer discretionary and non-discretionary mandates. Clients that opt for a discretionary mandate delegate the management of their assets – including investment decisions – to a team of professional portfolio managers who work according to an agreed investment strategy. Clients that prefer to be actively involved in the management of their assets can choose a non-discretionary mandate, where our investment professionals provide analysis and monitoring of portfolios, together with tailor-made proposals to support investment decisions. In both cases, we offer relative return programs that aim to outperform benchmarks. For discretionary mandates, we also offer absolute return programs. These focus on preserving capital, while still participating in market upturns. At the end of 2005, around 21% of assets invested with Wealth Management International & Switzerland were discretionary.
All our clients can trade in a full range of financial instruments – from single securities such as equities and bonds, to structured products and alternative investments. Over the past two years, the assets private clients have invested in alternative investment and structured products have grown from CHF 43 billion to CHF 125 billion in 2005. We also fulfill their basic banking needs with a wide range of products – ranging from cash accounts and savings accounts to credit cards, mortgages, and securities-backed lending.
Our offering includes expert financial advice supporting our clients throughout the different stages of their lives. We give wealth planning advice on topics such as education funding and gifts to children, inheritance and succession planning, tax planning, insurance, trusts and foundations, and art banking. We also offer corporate finance advice to support clients in the process of acquiring or disposing of corporate assets. Overall, our products and services offering is a comprehensive selection that covers the wide-ranging banking needs of our clients.

Distribution

Our extensive wealth management branch network comprises 4,154 client advisors, 111 offices in Switzerland and 72 offices worldwide.

Our Businesses

Wealth Management US

As one of the leading wealth managers in the US, we provide a complete set of sophisticated wealth management services to our affluent, high net worth and ultra high net worth clients.

Business

With CHF 752 billion in invested assets, our focus is on wealth management services to core affluent individuals with more than USD 500,000 to invest, high net worth individuals with more than USD 5 million to invest, and ultra high net worth clients with more than USD 10 million to invest. We have more than 7,500 financial advisors in 346 branch office locations that build and maintain consultative relationships with our clients.

Organizational structure

PaineWebber merged with UBS in November 2000, and its US private clients business became a separate business unit within UBS’s Investment Bank. At the same time, Paine-Webber’s Capital Markets Group was integrated within the Investment Banking & Securities business unit while its asset management unit (then called Mitchell Hutchins) moved into the Global Asset Management Business Group. Most non-US private client businesses became part of our Wealth Management business unit. The US private client business became an independent Business Group on 1 January 2002.
In 2003, we sold our wholly owned subsidiary Correspondent Services Corporation (CSC) to Fidelity Investments. CSC provided investment products and services (including clearance, execution, settlement, administrative and management information services) to the clients of 148 US broker-dealer firms.

Our businesses
Global Wealth Management & Business Banking

That same year, we launched UBS Bank USA. The bank, headquartered in Salt Lake City, Utah, offers collateralized lending products and bank deposits insured by the Federal Deposit Insurance Corporation (FDIC).
As described on page 28, Wealth Management US became part of the new Global Wealth Management & Business Banking organization in July 2005 while our municipal securities unit was transferred to the Investment Bank.

Legal structure

In the US, we operate through direct and indirect subsidiaries of UBS and securities activities are conducted through three registered broker-dealers.

Competitors

Our major competitors include Citigroup’s Smith Barney business, as well as the private client group businesses of Morgan Stanley, Merrill Lynch and Wachovia.

Clients and strategy

We aim to meet the financial needs and goals of core affluent and high net worth clients in the US by providing them with wealth management services embracing both their assets and liabilities. Our private wealth management group serves ultra-high net worth clients with plan-

ning solutions, customized trust and estate planning, as well as philanthropic, stock management and tax planning services.
Our asset-gathering strategy emphasizes the importance of generating recurring fees from advice and products, as fee-based relationships provide us with a source of regular, low volatility revenues.
As a visible example of our progress, a leading industry survey based on a select sample of peers indicated that our share of the US private clients market grew to 15.8% in 2005, up from 13.2% in 2000.
Central to helping clients pursue their financial goals is the personal relationship between our clients and their financial advisors, each of whom takes the time to understand individual client needs and goals and then provide solutions. We keep clients informed on a periodic basis and can monitor and update strategies as appropriate in response to ever-changing markets and needs.
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

Our Businesses

Our emphasis on training is one of the reasons our financial advisors are among the most productive in the industry. A leading industry survey put our revenues per financial advisor 17% above the industry average in 2005.

Products and services

We offer a full array of proprietary offerings and third-party solutions, giving clients access to investments that suit their specific needs and goals. Our size means that individual clients can gain access to investments that might otherwise only be available to institutions.

Clients often have the option of transaction-based or asset-based relationships. For those choosing an asset-based approach, we offer solutions in the following categories: client-directed brokerage accounts; discretionary portfolio management, in which qualified financial advisors make investment decisions; and investment management consulting, where assets are invested in a mutual fund asset-allocation program, or managed by affiliated and/or non-affiliated investment managers.
Clients have access to a broad range of transactional products, including individual securities such as equities and fixed income instruments, structured products and alternative investments. In response to high investor interest in hedge funds and funds-of-funds, we have also strengthened our ability to create, structure and manage a range of alternative investments for qualified high net worth individuals and institutions.
We complement these services with competitive lending and cash management services, including our Resource Management Account product, credit cards, FDIC-insured deposits, securities-backed lending and mortgages.
Our offering includes comprehensive planning to support clients throughout the different stages of their lives. This includes retirement planning, education funding, estate planning strategies, charitable giving, tax management strategies, insurance, trusts and foundations. Through Corporate Employee Financial Services, we provide stock option services to many of the largest US corporations and their executives.

Industry trends

We are already one of the premier US wealth managers. In 2006, we aim to increase our market share by making use of the increased range of products and services available since the creation of Global Wealth Management & Business Banking. Further growth will depend on a continued commitment to recruiting, retaining and developing top-performing financial advisors and providing them with the resources that will lead to increased revenue.

The long-term outlook for our business remains strong. The aging of the “baby boom” generation suggests an increased need for retirement and estate planning. The line between banking and brokerage continues to blur, providing opportunities to further expand our business. We believe that we are well positioned to exploit these market trends.

Our businesses
Global Wealth Management & Business Banking

Business Banking Switzerland

Business Banking Switzerland, UBS’s retail and commercial banking unit, is the market leader in Switzerland and provides a complete set of banking and securities services for individual and corporate clients.

Business

We are the leading bank in Switzerland. At the end of 2005, clients had CHF 153 billion in invested assets with us. With a total loan book of CHF 141 billion on 31 December 2005, we lead the Swiss lending and retail mortgage markets.

Our aim is to provide clients with optimal levels of convenience and service. Together with our successful e-banking offering and customer service centers, our 1,260 automated teller machines (ATMs) and 301 branches across Switzerland provide a network that is wider than that of any of our domestic competitors.
One of our key objectives is to increase profitability by continuously realizing cost savings and by improving revenues through rigorous implementation of our risk-adjusted pricing model. We aim to create additional value by providing integrated financial solutions for our clients’ individual requirements.

Organizational structure

The Business Banking Switzerland unit comprises the domestic branch network for corporate and individual clients, which is organized into eight regions.

Competitors

Business Banking Switzerland’s major competitors are banks active in the retail and corporate banking markets in Switzerland. This group includes Credit Suisse, the country’s cantonal banks, Raiffeisen Bank, and other regional or local Swiss banks as well as foreign bank branches in Switzerland.

Clients and products

Business Banking Switzerland offers high-quality, standardized products to the retail market for individual and small company clients, as well as more complex products and advisory services for larger corporate and institutional clients and financial institutions.

Individual clients

We serve around 2.6 million individual clients in Switzerland through more than 3 million accounts, mortgages and other financial relationships. With our extensive Swiss branch network, we offer a wide range of products and services supported by a complete set of distribution channels (ATMs, phone services, e-banking). Our range of products and services for private clients includes a comprehensive selection of

Our Businesses

cash accounts, savings products, wealth management services, residential mortgages, pensions and life insurance. We have a leading position in many Swiss markets. In the mortgages segment for individual clients, we have a share of 26%, in the savings market for individuals 23%, and in the credit card business 30%.

Corporate clients

Business Banking Switzerland services around 136,500 corporate clients, including institutional investors, public entities and foundations based in Switzerland.
Of our corporate client base, around 200 are major companies, with operations that span a broad range of markets and geographical regions. These clients require our advanced financing and risk management skills and comprehensive access to the capital markets for funding needs.
Around 7,300 of our clients are large companies that utilize our expertise in handling complex financial transactions. We provide them with a wide range of financial advice, from the selection and design of investment products to assisting in complex mergers and acquisitions or providing structured financing, often working in close co-operation with specialists from other parts of UBS.
The remaining corporate clients (some 129,000) are small and medium-sized enterprises requiring local market expertise and access to our full range of products and services.
We also provide substantial business process support to our clients, ranging from transactional payments and securities services to the facilitation of cross-border transactions with trade finance products.
Our global custody services offer institutional investors the opportunity to consolidate multiple agent bank relationships into a single, cost-efficient global custodial relationship. This simplifies their processing and administration arrangements and allows them to take advantage of other services, such as flexible consolidated performance reporting, and powerful portfolio management tools. In 2005, assets under global custody for institutional clients grew to CHF 189 billion from CHF 157 billion a year earlier.

Financial institutions

We also offer payments, securities, and custodial services to more than 3,000 financial institutions worldwide and play a leading role, together with the Investment Bank, in the firm’s “Bank for Banks” strategy. This focuses on offering state-of-the-art services to other banks, allowing us to put more business through our infrastructure. Other banks that lack our scale can outsource their payment, security or custodial services, benefiting from our scale efficiencies.

Distribution

Our private clients’ needs have changed in recent years. Today, they want the flexibility of being able to access their accounts using the full range of modern communication technology when it is convenient for them, without restrictions imposed by regular business hours.

To meet these needs, we pursue an integrated, multi-channel strategy. We use technology to complement, rather than replace, the traditional physical branch network. Standard transactions can be conveniently executed using one of the electronic channels, enabling client advisors to focus on providing advice and developing financial solutions. For basic products and services, technology is used to ensure around-the-clock availability. Our customer service centers in five locations provide basic information and support 24 hours a day

Our businesses
Global Wealth Management & Business Banking

by telephone. Additionally, in 61 of our branches in Switzerland, we have implemented a two-zone concept where standard transactions are executed via ATMs, while client advisors, sitting in an open plan desk area next to the automated tellers, focus on giving clients value-added advice. Our customers make extensive use of our e-banking channels. On 31 December 2005, more than 450,000 clients had active e-banking contracts and payment orders via electronic channels comprised 76% of all payments made.

In spring 2005, we started a special campaign in Switzerland to attract younger clients. The national drive had generated almost 25,000 new accounts by the end of last year.

Loan portfolio

On 31 December 2005, Business Banking Switzerland’s loan portfolio was CHF 141 billion. Of the total, mortgages represented CHF 117 billion, around 80% of them being residential mortgages. Continued discipline in implementing our risk-adjusted pricing model has resulted in a strengthened focus of origination efforts on higher quality exposures with an attractive risk / return relationship. Thanks to the introduction of this model, the risk profile of our portfolio has clearly improved in recent years. For more details of the UBS credit portfolio, please refer to the credit risk section of this Handbook.

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
Our recovery portfolio amounted to CHF 3.3 billion on 31 December 2005. Since the end of 1998, this portfolio has been cut by 87% thanks to our successful recovery efforts. Over the same seven-year period, non-performing loans decreased from CHF 14.0 billion to CHF 2.5 billion, resulting in a non-performing loans to gross loans ratio of 1.6%.

Our Businesses

Our businesses
Global Asset Management

Global Asset Management

The Global Asset Management Business Group is one of the world’s leading asset managers, providing traditional and alternative investment solutions to private, institutional and corporate clients, and through financial intermediaries.

Our vision

Our global asset management business provides investment management solutions directly to our private, institutional and corporate clients and through financial intermediaries. We aim to deliver superior investment performance to clients through the management of their investments, across and within all major asset classes and through a number of investment approaches. The strength of our global asset management business lies in its globally integrated investment organization and processes, as well as in the quality of its client service.

Business Group reporting

	For the year ended or as at
CHF million, except where indicated	31.12.05	31.12.04

Total operating income	2,487	2,022

Total operating expenses	1,430	1,470

Business Group performance before tax	1,057	552

Net new money – institutional (CHF billion)	21.3	23.7

of which: money market funds – institutional (CHF billion)	(3.0)	(1.2)

Invested assets – institutional (CHF billion)	441	344

of which: money market funds – institutional (CHF billion)	16	17

Net new money – wholesale intermediary (CHF billion)	28.2	(4.5)

of which: money market funds – wholesale intermediary (CHF billion)	(9.7)	(20.6)

Invested assets – wholesale intermediary (CHF billion)	324	257

of which: money market funds – wholesale intermediary (CHF billion)	62	64

Personnel (full-time equivalents)	2,861	2,665

Our businesses
Global Asset Management

Investment capabilities and services

Business

The diverse range of our specialized investment capabilities enables us to offer innovative solutions in nearly every asset class. Our approach combines the global expertise of our investment professionals with sophisticated risk management processes and systems, helping us provide clients with products and services that meet their needs.

Invested assets totaled CHF 765 billion on 31 December 2005, making us one of the largest global institutional asset managers, the second largest mutual fund manager in Europe, and the largest mutual fund manager in Switzerland.
The traditional investments business offers equities and fixed income, asset allocation and currency capabilities, and risk management. The central investment approach in traditional investments is based on rigorous fundamental analysis to identify intrinsic value. In addition, our separate Growth Investors capability focuses on investing in securities with strong growth characteristics.
The alternative and quantitative investments business has two distinct offerings: a multi-manager or funds of hedge funds business and a single manager business, which operates its own hedge funds. The multi-manager business constructs portfolios of hedge funds (operated by third-party managers) to give clients diversified exposure to a range of hedge fund strategies. The single manager business includes O’Connor, a hedge fund specialist, and DSI, a provider of enhanced equity index and quantitatively-based hedge fund products.
The real estate business invests in properties in the US, Europe and Japan and in publicly traded real estate securities worldwide. It actively manages investments in property, in-

Our Businesses

cluding office, industrial, retail, multi-family residential, hotel and farmland real estate.
We also have a global fund administration business providing services to both internal and external client bases.

Reporting structure and local organization

Our main offices are in Chicago, Frankfurt, Hong Kong, London, New York, Sydney, Tokyo and Zurich. We have some 3,000 employees located in 20 countries.

We report revenues and key performance indicators according to our two principal asset management client segments of institutional and wholesale intermediary clients.

Competitors

We have a range of competitors in traditional investments that extend from firms organized on a global basis – such as Fidelity Investments, Alliance Bernstein and Merrill Lynch Investment Managers – to firms organized on a regional or local basis and those that specialize in a particular asset class. In real estate and alternative investment, our competitors tend to be far more specialized and likely to be organized on a regional or local basis.

Clients and distribution

We aim to provide our clients with the most appropriate investment solutions for their needs through our combination of investment expertise, risk management, and local delivery.

We place great importance on maintaining an ongoing dialogue with our clients. As well as the advisory and reporting aspects of our client relationships, we aim to keep clients informed of the latest investment and business issues through a range of publications, events and training.

Institutional

The institutional business has a diverse worldwide set of clients that includes:
–	corporate and public pension plans
–	endowments, municipalities, charities and private foundations
–	insurance companies
–	governments and their central banks; and
–	supranationals.

In consultant-driven markets, such as the US and UK, we rely on developing and maintaining strong relationships with the major consultants that advise corporations and public pension plans. We also dedicate resources to generating new business directly with clients.

Wholesale intermediary

The wholesale intermediary business offers some 400 investment funds, exchange traded funds and other investment vehicles, across all asset classes in diverse country, regional and industry sectors.
Our investment funds are overwhelmingly distributed using financial intermediaries and selected third parties including the Global Wealth Management & Business Banking Business Group.

Products and services

Investment management products and services are offered in the form of segregated, pooled and advisory mandates and a range of registered investment funds.

In response to a changed investment environment featuring lowered projected returns for equities and increased market volatility, we have developed a number of innovative investment solutions to meet the needs of wholesale and institutional clients. These include value-added services such as

Our businesses
Global Asset Management

absolute return and dynamic alpha products. We can also combine traditional and alternative investments and services into integrated packages.
With demand for outsourcing and administration services set to increase, we are well positioned to benefit by providing a range of professional services from legal fund set-up to full reporting and distribution support.

Investment performance

Equity markets rose in 2005, although progress varied by region. The US made modest gains, while Japan saw a 40% rise on increased optimism about the economic outlook. The global energy and materials sector soared on the back of rising commodity prices and robust demand from China. Our strategies that were underinvested in these areas underperformed during the year. Regional equity strategies were mostly ahead of benchmarks, with particularly strong performance in US and Asian equities, due to excellent stock selection.

In US equities, our Growth Investors team generated solid returns. In particular, the large capitalization growth strategies significantly outperformed benchmarks again in 2005. With the addition of a team specializing in mid-sized growth companies we were able to round out our investment coverage of the US growth equity market.
Global bonds performed strongly in the first half of 2005, with yields in several markets reaching record low levels. Some of this was retraced in fourth quarter when it became clear that the momentum of economic growth was proving resilient despite the rise in energy prices and tighter monetary policy in the US. Bonds with long maturity dates saw the largest declines in yield, reflecting investors’ confidence about the outlook for inflation, allowing several governments to issue 50-year maturity bonds. Credit markets failed to provide the returns seen in preceding years as yield spreads diminished and due to growing concern over the deteriorating outlook in several sectors (e.g. autos). Our active interest rate strategies had mixed results in 2005.
Global balanced strategies finished above benchmarks for the year, mainly due to asset allocation decisions that favored equities.
In alternative and quantitative investments, performance was strong in 2005 despite difficult market conditions for most hedge fund strategies in the first half of the year. Overall, industry returns in the second half of the year were generally positive, resulting in good risk-adjusted returns for the year. Our core multi-strategy and proprietary hedge fund strategies produced very good relative performance, with equities performing exceptionally well. Additionally, the core broad-based multi-manager funds generated positive returns.
Our real estate offering was strengthened this year with the launch of additional institutional private real estate funds in the euro zone and the acquisition of 51% of the Siemens Real Estate business. The global real estate securities capability continued to deliver strong investment performance and corresponding growth in assets. These developments, along with overall strong return figures and increasing investor demand for high-quality real estate, led to a significant increase in assets on a global basis in 2005.

Strategic opportunities

Our business performance in recent years has shown the soundness of our strategy of offering a wide range of investment products and solutions to various major markets and distribution channels. We remain focused on the effective execution of our strategy, ensuring that our initiatives deliver both revenue and profit growth.

Demand for alternative investments and for high value-adding products continues to grow strongly. We have a number of initiatives underway that address these client needs. The formation of Dillon Read Capital Management is one example. The transfer of the Investment Bank’s Principal Finance and Commercial Real Estate business to Global Asset Management will enable a select number of long-term clients to co-invest with UBS in these trading strategies. It will provide UBS with a new stream of fees and a new alternative investment management business. The investments in our European real estate business and our Growth Investors capability are further examples of this business diversification.
Access to a wide span of investment capabilities also supports the development of holistic investment solutions that address trends such as the increasing emphasis on liability-driven investments and on retirement products.
At the same time, we aim to strengthen our distribution power and have seen very strong momentum in a number of mature markets, such as the German and UK wholesale markets. We also see great growth potential in our joint venture in China and in the various other opportunities we are exploring in emerging markets.
While business growth continues to be a priority, we recognize the importance of a robust risk and compliance culture to the sustainability of our business. Managing operational risk continues to be a key focus. In 2005, we conducted a comprehensive recruitment and training program to ensure that our people, processes and systems can deal appropriately with all types of risk.

Our Businesses

Our businesses
Investment Bank

Investment Bank

UBS is one of the world’s leading firms in the investment banking and securities business, providing a full spectrum of services to corporate and institutional clients, governments and financial intermediaries.

Our vision

Our investment banking and securities business provides innovative solutions, independent research and advice for our corporate, institutional, intermediary and alternative asset management clients through complete access to the world’s financial markets across all product classes. We are a global leader in the services we provide and the leading risk manager in our industry.

Business Group reporting

	For the year ended or as at
CHF million, except where indicated	31.12.05	31.12.04

Total operating income	17,484	16,083

Total operating expenses	12,303	11,473

Business Group performance before tax	5,181	4,610

Personnel (full-time equivalents)	18,174	16,970

Our businesses
Investment Bank

Business

The Investment Bank is a global investment banking and securities firm. Our salespeople, research analysts and investment bankers, supported by our risk and logistics teams, deliver advice and execution to clients all over the world. In addition to serving the world’s key corporate and institutional clients, governments and financial intermediaries, we work with financial sponsors and hedge funds and indirectly meet the needs of private investors, through both our own wealth management business and other private banks.

For both our corporate and institutional clients and the individual clients of other parts of UBS, the Investment Bank provides innovative products, research and advice, and comprehensive access to the world’s capital markets. Client demands are always changing, so we continually adapt our range of products to remain competitive. This means that we invest in new areas, making our overall portfolio less sensitive to demand cycles in individual products and keeping control of cost and risk.
Our corporate client financing and advisory business is a market leader whose strengths lie in providing advice on cross-border mergers and acquisitions and raising capital for companies and governments. We have always been among the leaders in European corporate finance, and we have experienced very strong growth in the US and Asia Pacific in recent years.
We are an important partner for institutional clients, with particular strengths in equity research and distribution as well as in structuring and distributing fixed income cash, derivatives, and commodities products. Our risk management skills run across all product areas, covering cash and derivative products, and we make use of them to provide a broad array of risk management products for both our institutional and corporate clients.
We also manage cash and collateral trading and interest rate risks on behalf of UBS, while executing the majority of securities, derivatives and foreign exchange transactions for the firm’s individual clients. Our risk management capabilities, treasury funding, and distribution services are among the many qualities which have enabled us to be pre-eminent in this field. We are now reinvesting in the business to expand the scope and functionality of our e-commerce platform.
To core clients and to important new clients, we offer lending products to support their financing needs, although risk/return considerations still determine balance sheet usage. We also provide them with bridge financing, in line with our strategy of further expanding our leveraged finance and high yield business.

Organizational structure

Our headquarters are in London and New York. We employ roughly 18,200 people in 34 countries around the world. Our businesses are run functionally on a global basis and organized into the three distinct areas of:
–	Equities
–	Fixed income, rates and currencies (FIRC)
–	Investment banking.

Although we generally pursue a strategy of organic growth, we also take the opportunity to enhance our franchise with acquisitions where necessary. In 2003, we strengthened our equities business by acquiring ABN Amro’s prime brokerage business in the US. In 2004, we bought Charles Schwab SoundView Capital Markets, the capital markets division of Charles Schwab. In order to expand our trading technology, we acquired Prediction Company in November 2005, a financial engineering and trading software company. This specialized group will contribute to the development of our trading infrastructure.

In July 2005, UBS’s highly successful municipal securities business transferred into our fixed income area from the US-based wealth management business. We also announced a plan to transfer our principal finance and commercial real estate trading businesses, currently part of the fixed income area, into Dillon Read Capital Management, a new alternative investment management business within Global Asset Management.

Legal structure

The Investment Bank operates through branches and subsidiaries of UBS AG. Securities activities in the US are conducted through UBS Securities LLC, a registered broker-dealer.

Competitors

As a global investment banking and securities firm, we compete against other major international players such as Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, JP Morgan Chase, Lehman Brothers, Merrill Lynch and Morgan Stanley.

Products and services

Equities

The Investment Bank is a leading participant in the global primary and secondary markets for equity, equity-linked and equity derivative products. We sell, trade, finance and clear cash equity and equity-linked products. We also structure, originate and distribute new equity and equity-linked issues and provide research on companies, industry sectors, geographic markets and macro-economic trends. We are a member of 108 stock exchanges in 35 countries. This multi-local approach allows us to deliver the advantages of our scale and global reach to clients regardless of their home market.
Our equity research supplies independent assessments of

Our Businesses

the prospects for approximately 3,000 companies (corresponding to some 80% of world market capitalization) across most industry sectors, and all geographical regions, as well as economic, strategy, quantitative and derivative research. We consistently have more highly rated analysts than any other broker globally, according to Starmine, which measures analysts based on the return of their stock recommendations. We also ranked first in Institutional Investor’s surveys of equity research analysts in Europe, Asia, and Latin America and are highly ranked in Japan and the US.

By carefully coordinating the efforts of our regional and product distribution teams, we have built the world’s leading cash equities business. This offers liquidity and efficient completion in executing orders in every major world market. According to a leading industry survey, we have had the largest global market share in secondary cash commissions for the last 14 consecutive quarters. In fact, one in nine shares traded globally is handled by UBS.
We are also a recognized market leader in derivatives, being named the number one brokerage firm in equity derivatives in Risk Magazine’s corporate end-user survey in 2005. Risk management products remain among the segments of our business with the fastest pace of growth, and we will continue to focus on providing innovative and customized investment solutions to institutional and corporate clients, including other parts of UBS.
Our equity capital markets team manages many of the world’s largest and most complex transactions, demonstrating the cross-border nature of our relationships and the strength of our distribution network. We have built a leading global position as a distributor of block trades, rights offerings, initial public offerings, and hybrid and convertible issues to both institutional and private clients in every market.
We have made significant investments in our technology platform, and are recognized as a market leader in providing a number of electronic services, such as equity research and trading, to our clients. Our focus on technology allows us to adapt and continuously improve our business processes and client services.

Our prime services business provides integrated global services, including stock borrowing and lending, prime brokerage and exchange-traded derivatives to our rapidly expanding roster of hedge fund clients. We have continued to invest globally in people and our technology platform to position ourselves to be a leader in the industry and strengthen our global cross-product capability. We have made significant strides in building our prime brokerage business and have now climbed to the fourth rank globally, according to published competitor research reports.

Fixed income, rates and currencies

Our fixed income, rates and currencies business delivers a broad range of products and solutions to corporate and institutional clients in all major markets. With professionals working in the Americas, Europe and Asia Pacific, we offer our clients global service in our four major business lines:
–	credit fixed income, incorporating credit trading and credit derivatives
–	rates, incorporating interest rate derivatives, residential mortgages, government bonds and energy trading
–	municipals, incorporating origination, retail trading and distribution, derivatives, short-term trading and institutional trading
–	FX/CCT, incorporating foreign exchange, cash and collateral trading as well as base and precious metals.

Our approach to products and markets varies. Where there is enough potential for risk-adjusted returns, we seek market share leadership in high-volume, liquid markets. Our global origination and distribution platforms, as well as our highly regarded research capabilities, underpin our major business lines. In research, we ranked first in European Fixed Income

Our businesses
Investment Bank

Strategy in the Thomson Financial Extel survey for the second year running, first in European Investment Grade Research by Institutional Investor, and second in Fixed Income Research in Asia by FinanceAsia.

Our capital markets and distribution teams have also achieved high accolades, being named Euroweek’s Best Provider of Support in the Secondary Market, and Best Lead Manager of Financial Institutions Bonds as well as ranking first in Orion’s Emerging Markets Sales survey. We were also recently named 2005 Swiss Franc Bond House of the Year by IFR. Our municipals origination business is a clear market leader with a 12% market share in the United States, and it has been in the top two positions in league tables for the past nine years, according to Thomson Financial.
Based on our unique risk management and distribution capabilities, we are a market leader in foreign exchange and cash and collateral trading. The close integration of FX, money market, repo and metals creates significant client, processing and risk management synergies. Scale is the foundation of our business model as we run these businesses on a highly automated and integrated basis, with an award-winning suite of e-commerce tools providing direct interfaces between our sales force and clients.
Our top positions in a vast series of industry surveys and rankings show the success of our businesses and our FX research. In 2005, we were named Currency Derivatives House of the year by Risk magazine and were ranked first in Euromoney’s technology awards for FX. Over the course of the last five years our volumes have outgrown the market. We are also a market leader in precious metals, trading both non-physical spot, forwards and options as well as physical precious metals. We are rapidly expanding in base metals as well, having become a member of the London Metals Exchange in summer 2005.
We are seeking to expand our fixed income business further by pursuing opportunities in credit, high yield and asset-backed securities. We will expand our leveraged finance and high yield appetite and extend our client footprint in debt capital markets. Within asset-backed securities, we will match our strength in the agency business with non-agency and sub-prime business as well as developing local currency asset-backed and mortgage-backed securities. We are also reinvest-

ing to expand our FX e-commerce platform and deliver a suite of services tailored to meet the demands of each client segment.

Investment banking

In the investment banking business, we provide first-class advice and execution capabilities to global corporate, financial sponsor and hedge fund clients. Our services include advising on mergers and acquisitions, strategic reviews and corporate restructuring solutions. In partnership with other business areas of the Investment Bank, and other Business Groups, we also arrange the execution of debt and equity issues worldwide.
Our business has grown dramatically since 2003 as we have captured the upside of the market rebound through strategic hiring and a number of fill-in investments across our regions. In 2005, we established the Alternative Capital Group to cover hedge funds, the Strategic Solutions Group to increase our penetration of Fortune 500 companies in the US and the Life and Pensions Solutions Group in Europe. In 2006, we will focus on leveraging our global platform and enhancing the scope and quality of the products and services we offer our clients.
In 2005, we assisted our clients in a range of merger and acquisition transactions and capital markets issues. Some of the more notable mandates included:
–	joint financial advisor to Gillette on its USD 57 billion sale to Procter & Gamble
–	lead financial advisor to Gas Natural on its USD 47 billion public tender offer for Endesa
–	joint global coordinator/bookrunner on the USD 4.6 billion follow-on global offering for Central Japan Railway
–	joint bookrunner on the USD 2.2 billion global primary and secondary equity offering of American Depositary Shares (ADSs) and ordinary shares in LG Philips LCD
–	dealer-manager on the USD 81.8 billion debt exchange offer for the Republic of Argentina
–	joint bookrunner on a EUR 3 billion two-tranche unsecured bond offering for Deutsche Telekom
–	joint lead arranger and joint bookrunner on USD 2.2 billion of financing in support of the USD 2.3 billion leveraged buyout of MeadWestvaco’s coated papers business and associated timberlands by Cerberus Capital Management.

Our Businesses

UBS underwriting and fee revenues

CHF million	2005	2004	2003

Corporate finance fees	1,460	1,078	761

Equity underwriting fees	1,341	1,417	1,267

Debt underwriting fees	1,516	1,114	1,084

Other capital markets revenues [1]	436	294	471

Gross capital market and corporate finance fees	4,753	3,903	3,583

Capital market fees booked outside investment banking [2]	(943)	(813)	(819)

Amounts shared with equities and FIRC	(1,182)	(991)	(1,017)

Financing, hedging and risk adjustment costs	(122)	(184)	(44)

Net investment banking area revenues	2,506	1,915	1,703

1  Other capital markets revenues comprises equities and debt revenues with investment banking involvement that are not underwriting fees (for example, derivative or trading revenues).   2  Capital market fees booked outside investment banking comprises equity and debt underwriting revenues that had no investment banking involvement (for example, municipal or mortgage-backed securities).

We participated in some of the industry’s largest and most complex transactions this year, reflecting our strategic goal to expand our global client franchise. To maintain our competitive position, we will continue to invest in our growing US business and protect and enhance our strong positions in the European and Asia Pacific markets.
Companies still have strong balance sheets and cash flows, leading us to expect current M&A levels to continue. While tight credit spreads will continue to be positive for debt underwriting and trading, a slight increase in credit defaults may lead to a flat to slightly smaller fee pool in debt capital markets.

Strategic opportunities

Our industry is always competitive, but the strength of the markets and the level of client activity continue to offer attractive investment opportunities. The Investment Bank is positioned to take full advantage of market trends, and we have great ambitions for the future based on an investment program that targets our fastest growing clients and emerging asset classes.

We plan to increase business with our alternative asset management clients – hedge funds and financial sponsors –
as well as private clients, who are increasingly seeking yield from alternative asset classes that cut across products and business areas. Specifically, we aim to close the gaps to market leaders in prime brokerage, expand our investment banking franchise in Europe, and continue to grow our footprint in Asia Pacific.
We will also target new business growth in commodities and emerging markets. We are expanding our base metals and energy businesses, driven by client demand. We will capitalize on significant growth and the opening up of financial markets in areas such as China, India, Russia, Brazil, and the Middle East. We will also further expand our fixed income business by growing our credit, high yield and asset-backed securities products organically.
To support these efforts, we are increasing our investment in infrastructure. Our businesses in securities areas continue to commoditize and we must therefore further develop a scalable and convergent infrastructure that allows us to expand capacity at low marginal cost. We will also continue to invest in our employees and make further progress in our human resources strategy – from a business that seeks talent in the market to one that forges talent internally.

Our businesses
Corporate Center

Corporate Center

Corporate Center works with the Business Groups to ensure that the firm operates as an effective and integrated whole with a common vision and set of values. It helps UBS’s businesses grow sustainably through its risk, financial control, treasury, communication, legal, human resources strategy and technology functions.

Business Group reporting

	For the year ended
	or as at
CHF million, except where indicated	31.12.05	31.12.04

Total operating income	687	398

Total operating expenses	1,395	1,176

Business Group performance from continuing operations before tax	(708)	(778)

Business Group performance from discontinued operations before tax	4,564	396

Personnel (full-time equivalents)	3,922	5,202

Personnel excluding IT Infrastructure (ITI) (full-time equivalents)	1,370	2,848

Personnel for ITI (full-time equivalents)	2,552	2,354

Aims and objectives

Our commitment to an integrated business model means that our complementary businesses must be managed together to optimize returns and control risk. Corporate Center supports UBS’s businesses, enabling them to operate effectively within this framework.

It fosters the long-term financial stability of UBS by maintaining an appropriate balance between risk and reward, and establishes and controls UBS’s corporate governance processes – including compliance with relevant regulations. The functional heads within the Corporate Center exercise authority across UBS’s businesses for their area, including the authority to issue group-wide policies in their respective areas of responsibility and with each of their Business Group counterparts having a functional reporting line to them. They are responsible for UBS’s financial, tax, and capital management and its risk control, legal and compliance activities. The Corporate Center is responsible for communicating with all UBS stakeholders, for branding, and for positioning the firm as the employer of choice. The Corporate Center has operational responsibility for certain shared services, such as information technology infrastructure (ITI) and for Group Offshoring (including the new UBS Service Center being established in India).

Organizational structure

Until the sale of UBS’s private label banks and specialist asset manager GAM, Corporate Center was reported as two separate business units: Corporate Functions and Private Banks & GAM. Starting in fourth quarter 2005, Corporate Center was again reported as one single unit.

In addition to the functional roles set out below, the CFO is head of the Corporate Center.

Our Businesses

Corporate Functions

Chief Financial Officer (CFO)

The CFO is responsible for transparency in the financial performance of the Group and its individual businesses, for its financial reporting, forecasting, planning, and controlling processes as well as providing advice on financial aspects of strategic plans and mergers and acquisitions transactions. He is also responsible for UBS’s tax and capital management. Together with the CEO, the CFO provides external certifications under the Sarbanes-Oxley Act 2002, defines the standards for accounting, reporting and disclosure, and manages relations with investors. He coordinates working relationships with internal and external auditors.
The CFO is the GEB member responsible for ITI and Group Offshoring, and for the own-use corporate real estate portfolio across the firm.

Chief Risk Officer (CRO)

The CRO is responsible for developing UBS’s risk management and control principles and for formulating and implementing its risk policies and control processes for market risk, credit risk and operational risk, ensuring that UBS’s approach is consistent with best market practice and that the firm is operating within its agreed risk bearing capacity. He develops risk quantification methods and sets and monitors associated limits and controls. He ensures complete and consistent recording and aggregation of risk exposures and continuous monitoring and pro-active control of risks. The CRO exercises direct approval authority for market risk limits and exposures. In March 2005, a new Group Executive Board (GEB) position was established for the Chief Risk Officer.

Chief Credit Officer (CCO)

The CCO is responsible for formulating and implementing UBS’s risk policies and control processes for credit risk. He ensures that counterparty and country risks conform to approved risk profiles, and controls exposures to individual counterparties and counterparty groups. He provides the tools required for consistent quantification of credit and country risk across UBS and sets, monitors and controls concentration risk limits, ensuring adequate risk diversification. He ensures complete and consistent recording and aggregation of credit and country exposures and continuous monitoring and pro-active control of risks. The CCO exercises direct approval authority for counterparty credit and country limits and exposures.

Group Controller

The Group Controller has UBS-wide responsibility for financial control. He is responsible for production and analysis of accurate and objective regulatory, financial and management accounts and reports. The Group Controller provides consistent and appropriate communication to the Board of Direc-
tors, Group Executive Board (GEB), Group Managing Board (GMB), the Audit Committee, internal and external auditors, and the CFOs of the Business Groups. He establishes and enforces Group-wide financial and management accounting policies, and manages relations with external auditors and accounting standard bodies. He leads the forecasting process and supports the CFO in the Group’s planning process. The Group Controller coordinates and controls tax issues.

Group Treasurer

The Group Treasurer is responsible for the management of UBS’s financial resources and financial infrastructure. He is responsible for Group-level governance of treasury processes and transactions which relate to UBS’s corporate legal structure, regulatory capital, balance sheet, funding and liquidity, and non-trading currency and interest rate risk. His responsibility includes the issuance of policies in order to ensure proper management and efficient co-ordination of treasury processes on a Group-wide basis. The Group Treasurer manages the Group’s equity, taking into account financial ratios and regulatory capital requirements, with a view to maintaining strategic flexibility, sound capitalization and strong ratings. He manages UBS’s holdings of its own shares and recommends corporate actions to the Group Executive Board and the Board of Directors.

Chief Communication Officer

The Chief Communication Officer is responsible for managing UBS’s communication to its various stakeholders, ensuring that a truthful, balanced, positive and powerful image of UBS is established and broadcast to all stakeholders globally. He develops strategy, content and positioning of communications of corporate importance, emphasizing transparency, consistency, speed and integrity. He presents UBS and its businesses to the media, enhancing and protecting the firm’s reputation. To employees, he promotes understanding of the firm’s strategies, performance and culture. He presents UBS to investors, analysts and rating agencies and is responsible for preparing and publishing quarterly and annual reporting products. He manages and promotes the UBS corporate brand via advertising, sponsorship, art, and visual design, represents UBS’s interests to policy-makers, and coordinates UBS’s approach to corporate responsibility.

Group General Counsel

The Group General Counsel has group-wide responsibility for legal affairs and compliance as well as for regulatory management and insurance management. He defines the strategy, the goals and the organizational structure of the legal function, and sets and monitors quality standards for handling legal affairs and compliance across UBS. He supervises the Group Head of Compliance and the General Counsels of the Business Groups, ensuring that UBS meets relevant regulatory and professional standards. He issues group-wide policies

Our businesses
Corporate Center

and guidelines relating to legal, compliance, and, together with the Group CRO, on regulatory matters. He develops and formulates the Group’s policies and control processes for legal and compliance risks.

Group Head Human Resources

The Group Head Human Resources has UBS-wide responsibility for the human resources function. He is responsible for shaping a meritocratic culture of ambition, performance and learning, promoting UBS’s values for action. He builds UBS’s capacity to attract, develop and retain the best talent and creates an environment and processes which ensure that all employees from different cultures and backgrounds and with different perspectives can develop and succeed. He supports succession planning for senior executives and designs and administers global compensation and benefits programs.

Leadership Institute

The UBS Leadership Institute facilitates the development of the Bank’s current and future leadership team in direct alignment with UBS’s Vision and Values. It offers a series of strategically aligned top level programs and customized forums that are designed to shape UBS’s strategic agenda, address critical challenges and opportunities, leverage leadership capability across business groups and enable cross-organizational learning.

Chief Technology Officer (CTO)

The CTO is the head of the information technology infrastructure (ITI) unit. ITI encompasses all IT infrastructure teams across UBS, covering management of data networks, telephone and other communications systems, IT security, distributed computing and servers, mainframes and data centers, market data services, user services and desktop computing. The unit focuses on serving all UBS’s businesses in a client-driven and cost-efficient way, as well as building towards a consistent technical architecture across UBS through the execution of our technology infrastructure strategy.

Group Offshoring

The head of Group Offshoring leads the Group Offshoring team, established in late 2004. He is responsible for ensuring all offshoring activities of UBS on a firm-wide basis are well coordinated, optimally planned and executed in line with UBS’s strategy and values. The Group Offshoring team is currently overseeing the building of the UBS Service Center in Hyderabad, India, that will initially be able to accommodate 500 offshored roles when it becomes operational at the end of first quarter 2006.

Private Banks & GAM

In December 2005, UBS successfully completed the sale of its Private Banks & GAM unit to Julius Baer. As a result of the transaction, UBS holds a 20.7% stake in the enlarged Julius Baer. The stake is held as a financial investment. UBS will not take a seat on Julius Baer’s board of directors nor will it exercise any influence on its strategy or operational decisions, or vote the shares it holds.

Private Banks & GAM comprised the fully owned private banking subsidiaries Ehinger & Armand von Ernst, Banco di Lugano, and Ferrier Lullin and GAM, its specialist asset manager.

The Chairman’s Office

Although not formally a part of Corporate Center, the costs for the Chairman’s Office (which comprises the Company Secretary, Board of Directors, and Group Internal Audit) are reported in Corporate Center results.

Industrial Holdings

The Industrial Holdings segment is where our majority stakes in industrial companies and large non-financial businesses
are held.

Industrial Holdings

Industrial Holdings

Income statement

	For the year ended
	or as at
CHF million, except where indicated	31.12.05	31.12.04[1]

Continuing operations

Total operating income	11,079	6,440

Total operating expenses	10,222	5,975

Operating profit from continuing operations before tax	857	465

Tax expense	253	120

Net profit from continuing operations	604	345

Discontinued operations

Profit from discontinued operations before tax	124	140

Tax expense	9	32

Net profit from discontinued operations	115	108

Net profit	719	453

Net profit attributable to minority interests	207	93

from continuing operations	202	93

from discontinued operations	5	0

Net profit attributable to UBS shareholders	512	360

from continuing operations	402	252

from discontinued operations	110	108

Personnel (full-time equivalents)	21,636	29,453

1 Results for Motor-Colombus include the six month period beginning on 1 July 2004.

Business and structure

On 31 December 2005, the Industrial Holdings segment consisted of UBS’s private equity investments and Motor-Columbus, a financial holding company whose only significant asset is a 59.3% interest in the Atel Group, a European energy provider.

In late September 2005, UBS signed agreements to sell its 55.6% stake in Motor-Columbus to a consortium of Atel’s Swiss minority shareholders, EOS Holding and Atel, as well as to French utility Electricité de France (EDF). At the end of February, the European Commission and the Swiss Competition Commission have cleared the acquisition of the participation held by
UBS. At the date of the print order of this annual report (8 March 2006), the transaction is expected to be completed as soon as all contractual conditions have been met and the boards of the buyers have passed the appropriate resolutions.
In first quarter 2005, our private equity investments, previously within the Investment Bank, were moved to the Industrial Holdings segment. This represents a further step in our strategy of de-emphasizing and reducing exposure to this asset class while capitalizing on orderly exit opportunities when they arise.
It also adds transparency to our accounts as it helps us to more clearly separate our core financial businesses from the stakes held in industrial holdings.

Financial Management

Taking risks is an integral part of our business. Our aim is to achieve an appropriate balance between risk and
return based on our assessment of potential risk developments in both normal and stressed conditions.

Financial Management
Risk management and control

Risk management and control

Good risk management and control lie at the heart of any business, particularly a financial services firm – they are integral parts of providing consistent, high-quality returns to shareholders. If we fail to adequately manage and control our risks we may suffer significant financial losses. Potentially more important is the resultant damage to our reputation, which could undermine our share price by reducing our client base and impairing our ability to retain talented employees. Ultimately, regulators might be forced to impose constraints upon our business.
We recognize that taking risk is core to our financial business and that operational risks are an inevitable consequence of being in business. Our aim is not, therefore, to eliminate all risks but to achieve an appropriate balance between risk and return. Thus, in our day-to-day business and in the strategic management of our balance sheet and capital, we seek to limit the scope for adverse variations in our earnings and exposure to “stress events” for all the material risks we face.
We base our approach to risk management and control on five principles.
Business management is accountable for all the risks assumed throughout the firm and is responsible for the continuous and active management of risk exposures to ensure that risk and return are balanced. This responsibility applies not only to the traditional banking risks of credit and market risk but also to the many and varied operational risks that potentially arise from inadequate or failed internal processes, people or systems or from external causes, which may be deliberate, accidental or natural.
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
We protect our reputation by managing and controlling the risks incurred in the course of our business, and for this reason we avoid concentrations of exposure and limit potential stress losses, not only from credit, market and liquidity risks but also from operational risks. We avoid extreme positions in transactions that are sensitive for tax, legal, regula-
tory or accounting reasons, and adopt a cautious approach to any risks that cannot be sensibly evaluated or priced. We adopt the highest standards in protecting the confidentiality and integrity of our client information, and aim to maintain the highest ethical standards in all our business dealings. All employees, but in particular those involved in risk decisions, must make UBS’s reputation an overriding concern. Responsibility for our reputation cannot be delegated or syndicated.

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
The Group Chief Risk Officer (CRO) has overall responsibility for the development and implementation of the Group’s risk control principles, frameworks, limits and processes across market, credit and operational risk. Effective 1 March 2005, a new GEB position was established for the Group Chief Risk Officer. Together with the Group Chief Credit Officer (CCO) and the Group Head of Operational Risk, he formulates risk policies and determines methodologies for measurement and assessment of risk.
The Group Chief Financial Officer (CFO) is responsible for transparency in the financial performance of UBS and its Business Groups, including high-quality and timely reporting and disclosure in line with regulatory requirements, corporate governance standards and global best practice. He is responsible for implementation of the risk control principles in the areas of capital management, liquidity, funding and tax.
The Group General Counsel is responsible for implementation of the risk control principles in the areas of legal and compliance.
Within the Business Groups, the control functions are empowered to enforce the risk principles and are responsible for the implementation of independent control processes.

Financial Management

Risk management and control framework

The risk control process

There are five critical elements in our independent risk control process:
–	we identify risk, through the continuous monitoring of portfolios, by assessing new businesses and complex or unusual transactions, and by reviewing our own risks in the light of market developments and external events
–	we measure quantifiable risks, using methodologies and models which have been independently validated and approved
–	we establish risk policies to reflect our risk principles, risk capacity and risk appetite, consistent with evolving business requirements and international best practice
–	we have comprehensive risk reporting to stakeholders, and to management at all levels, against the approved risk control framework and, where applicable, limits
–	we control risk by monitoring and enforcing compliance with the risk principles, and with policies, limits and regulatory requirements.

Coordinated processes involving all relevant control and logistics functions are applied before commencement of any new business or significant change in business, and before the execution of any transaction which is complex or unusual in its structure or is sensitive to tax, legal, regulatory or accounting considerations. These processes, which involve the busi-
ness, risk control, legal, compliance, financial control and logistics functions, ensure that all critical elements are addressed in a comprehensive and holistic way, including the assurance that transactions can be booked in a way that will permit appropriate ongoing risk monitoring, reporting and control.

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

The primary and operational risks inherent in our business activities are subject to independent risk control. Primary risks are exposures deliberately entered into for business reasons, which are actively traded and managed. Operational risks arise as a consequence of business undertaken and as a consequence of internal control gaps.
Primary risks are credit risk, market risk and liquidity and funding risk:
–	credit risk is the risk of loss resulting from client or counterparty default and arises on credit exposure in all forms, including settlement risk

Financial Management
Risk management and control

–	market risk is exposure to market variables such as interest rates, exchange rates and equity markets, and to price movements on securities and other obligations which we trade
–	liquidity and funding risk is the risk that we are unable to meet our payment obligations when due, or that we are unable, on an ongoing basis, to borrow funds in the market on an unsecured, or even secured basis at an acceptable price to fund actual or proposed commitments.
Operational risk can arise in a number of ways:
–	transaction processing risk arises from errors, failures or shortcomings at any point in the transaction process, from deal execution and capture to final settlement
–	compliance risk is the risk of financial loss due to regulatory fines or penalties, restriction or suspension of business, or mandatory corrective action. Such risks may be incurred by not adhering to applicable laws, rules, regulations, accounting standards, local or international best practice, or our own internal standards
–	legal risk is the risk of financial loss resulting from the non-enforceability of our actual or anticipated rights arising under law, a contract or other arrangement
–	liability risk is the risk that we, or someone acting on our behalf, fail to fulfill the obligations, responsibilities or duties imposed by law or assumed under a contract and that claims are therefore made against us
–	security risk is the risk of loss of confidentiality, integrity or availability of our information or other assets
–	tax risk is the risk of additional tax arising from technically incorrect positions taken on tax matters, or failure to comply with tax withholding or reporting requirements on behalf of clients or employees; and the risk of claims by clients or counterparties as a result of our involvement in tax sensitive products or transactions.
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

Risk categories

Stress loss is the loss that could arise from extreme events.
Our primary day-to-day quantitative controls govern normal periodic adverse results (statistical loss) and protect us from stress events. These are the limits we apply to individual risk types, to portfolios and sub-portfolios, and to specific concentrations of risk and individual exposures. The identification of stress events and scenarios to which we are vulnerable and an assessment of their potential impact, and in particular the danger of aggregated losses from a single event through concentrated exposures, is therefore a key component of the risk control process.
To complement these operating controls, we also monitor and constrain our aggregate risk exposure across all risk types and businesses, relative to our risk capacity. In this context, we define our risk exposure as the level of potential loss inherent in our business in the current economic cycle, across all business lines, and from all sources, including operational and business risks. It is measured against a severe, low probability but nevertheless plausible constellation of events. Our risk capacity is the level of risk we are capable of absorbing based on our earnings power, without unacceptable damage to our dividend paying ability, our strategic plans and, ultimately, our reputation and ongoing business viability. We refer to this measure as “Earnings-at-Risk”. It has been developed over the past three years and is now a core element of our risk management and control process.
Although measurement of risk is clearly important, quantification does not always tell the whole story, and not all risks are quantifiable. We therefore pay equal attention to “soft” risks, avoiding the temptation to ignore those that cannot be properly quantified. We also place great emphasis on qualitative controls and rigorous risk control processes to ensure that both quantifiable and unquantifiable risk is identified, assessed and reported.
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

Financial Management

Financial Management
Credit risk

Credit risk

Credit risk is the risk of loss to UBS as a result of failure by a client or counterparty to meet its contractual obligations. It is an integral part of many of our business activities and is inherent in traditional banking products – loans, commitments to lend and contingent liabilities, such as letters of credit – and in “traded products” – derivative contracts such as forwards, swaps and options; repurchase agreements (repos and reverse repos); and securities borrowing and lending transactions.
Some of these products are accounted for on an amortized cost basis while others are recorded in the financial statements at fair value. Banking products are generally accounted for at amortized cost, but loans which have been originated by UBS for subsequent syndication or distribution via the cash markets are carried at fair value. From second quarter 2006, UBS will also adopt the fair value option available under IAS39 for new loans and commitments where credit risk is substantially hedged with credit default swaps. Within traded products, OTC derivatives are carried at fair value, while repos and securities borrowing and lending transactions are carried at amortized cost. Regardless of the accounting treatment, all banking and traded products are governed by the same risk management and control framework – the Group Credit Policy Framework and our detailed credit policies and procedures.
Global Wealth Management & Business Banking and the Investment Bank, which take material credit risk, have independent credit risk control units, headed by Chief Credit Officers (CCOs) reporting functionally to the Group CCO. They are responsible for counterparty ratings, credit risk assessment and the continuous monitoring of counterparty and portfolio credit exposures. Credit risk authority, including authority to establish allowances, provisions and valuation adjustments for impaired claims, is vested in the Chairman’s Office and the GEB, and from there is delegated ad personam to the Group CCO and credit officers in the Business Groups. The level of credit authority delegated to holders varies according to the quality of the counterparty and any associated security, and takes into account the seniority and experience of the individual.

Credit risk measurement

Components of credit risk

Credit risk exists in every credit engagement. In measuring credit risk at a counterparty level we reflect three components – the “probability of default” by the client or counterparty on its contractual obligations; our current exposure to the counterparty and its likely future development, from which we derive the “exposure at default”; and the likely recovery ratio on the defaulted obligations to give us the “loss given default”. These components are also important parameters in

UBS internal rating scale and mapping
of external ratings

UBS		Moody's Investor	Standard & Poor's
Rating	Description	Services equivalent	equivalent

0 and 1	Investment grade	Aaa	AAA

2		Aa1 to Aa3	AA+ to AA–

3		A1 to A3	A+ to A–

4		Baa1 to Baa2	BBB+ to BBB

5		Baa3	BBB–

6	Sub-investment grade	Ba1	BB+

7		Ba2	BB

8		Ba3	BB–

9		B1	B+

10		B2	B

11		B3	B–

12		Caa to C	CCC to C

13	Impaired and defaulted	D	D

14		D	D

determining portfolio risk, not only for our internal credit risk measures but also for future regulatory capital calculations, since they are the basis of the Basel II Advanced Internal Rating Based approach, which we intend to adopt when it comes into force in 2008.

We assess the likelihood of default of individual counterparties using rating tools tailored to the various categories of counterparty. They have been developed internally and combine statistical analysis with credit officer judgment and are validated, where appropriate, by comparison with externally available data. Clients are segmented into 15 rating classes, two being reserved for cases of impairment or default. The UBS rating scale, which is shown above, reflects not only an ordinal ranking of our counterparties, but also the range of default probabilities defined for each rating class. This means that, in principle, clients migrate between rating classes as our assessment of their probability of default changes. The rating tools are kept under review and upgraded as necessary. We regularly validate the performance of our rating tools and their predictive power with regard to default events. Where statistical analysis suggests that the parameters of a model require adjustment, we reflect such changes in our external reporting once the calibration is confirmed and implemented across the portfolio concerned. In the interim we estimate the impact which the future model amendments might have on our internal credit risk measures and adjust them accordingly.
The ratings of the major rating agencies shown in the table above are mapped to our rating classes based on the long-term average default rates for each external grade. We use the external ratings where available to benchmark our internal credit risk

Financial Management
Credit risk

assessment. Observed defaults per rating category vary year-on-year, especially over an economic cycle, and therefore this mapping does not imply that UBS expects this number of defaults in any given period. As we validate our own internal rating tools for their ability to predict defaults, we also monitor long-term average default rates associated with external rating classes. If our analysis suggests that the probability of default associated with external rating grades has substantially changed, we adjust their mapping to our internal rating scale. We reflect such changes in our external reporting once the calibration is confirmed.
Exposure at default is based on the amounts we expect to be owed at the time of default. For a loan this is the face value. For a commitment, we include any amount already drawn plus the further amount which may have been drawn by the time of default, should it occur. For repos and securities borrowing and lending transactions, we assess the net amount which could be owed to or by us following adverse market moves over the time it would take us to close out all transactions (“close out exposure”). Exposure on OTC derivative transactions is determined by modelling the potential evolution of the value of our portfolio of trades with each counterparty over its life (potential credit exposure), taking into account legally enforceable close-out netting agreements where applicable. From this model we can derive both an “expected future exposure” profile and a “maximum likely exposure” profile measured to a specified confidence level. The ability to call collateral and any collateral actually held are also taken into account.
Loss given default (LGD) or loss severity represents our expectation of the extent of loss on a claim should default occur. It is expressed as percentage loss per unit of exposure and typically varies by type of counterparty, type and seniority of claim, and availability of collateral or other credit mitigation.
In line with our own internal governance standards and the requirements of the new regulatory capital framework, we subject all models developed for credit risk measurement, including the components of such measures, to independent review by a specialist team in Corporate Center prior to implementation, and to ongoing validation once they are deployed.

Portfolio risk measures

Expected loss

Credit losses must be expected as an inherent cost of doing business. But the occurrence of credit losses is erratic in both timing and amount and those that arise usually relate to transactions entered into in previous accounting periods. In order to reflect the fact that future credit losses are implicit in today’s portfolio, we use the concept of “expected loss”.
Expected loss is a forward-looking, statistically based concept from which we estimate the annual costs that will arise, on average over time, from positions in the current portfolio that become impaired. It is derived from the three components described above – probability of default, exposure at default and loss given default.
Expected loss is the basic measure for quantifying credit risk in all our credit portfolios. Not only is it an important risk indicator in itself, it is also the starting point for further portfolio analyses (statistical and stress loss). Additionally, for products carried at amortized cost, it can be used for risk adjusted pricing, and to assess credit loss for management accounting purposes, which differs from the credit loss expense reported in the financial statements.

Statistical and stress loss

Our credit portfolio is heterogeneous, varying significantly in terms of client type, sector, geographical diversity and the size of exposures. For the assessment of both statistical loss and stress loss in material credit portfolios, the starting point for these analyses is a series of sub-portfolios with more homogeneous characteristics.
We aggregate statistical loss across these portfolios using our own proprietary credit Value at Risk (credit VaR) methodology. This provides an indication of the level of risk in the portfolio and the way it changes over time. It is also a component of our Earnings-at-Risk measure (see page 56).
Modeling stress losses is complex because they are driven much less by systematic factors than is generally the case for market risk. We apply scenarios which allow us to assess the impact of variations in default rates and asset values, taking into account risk concentrations in each portfolio. We also measure industry and geographical contributions to stress loss results.

Credit risk control

Limits and controls

Disciplined processes are in place within the Business Groups and Corporate Center to ensure prompt identification, accurate assessment, proper approval and consistent monitoring and reporting of credit risk. We manage, limit and control concentrations of credit risk wherever we identify them, in particular to individual counterparties and groups and to industries and countries, where appropriate.
We set limits on our credit exposure to both individual counterparties and counterparty groups. Credit limits for individual counterparties are applied to all exposure types, including the close out exposure on repos and securities borrowing and lending and the maximum likely exposure on OTC derivatives. The Investment Bank also uses, as a management tool, a measure which translates all exposures into a benchmark loan equivalent, taking into account expected changes in exposure profile of traded products and credit rating migration of the counterparty, with the possibility that exposure reduction through syndication, sale or hedging may be required if maximum guidelines are exceeded.
We apply limits in a variety of forms to portfolios or sectors where we consider it appropriate to restrict credit risk concentrations or areas of higher risk, or to control the rate of portfolio growth. Typically, these situations arise in the Investment Bank.

Financial Management

In the Investment Bank, where it is most relevant, we differentiate between “take and hold” and “temporary” exposures, the latter being those accepted with the intention of syndicating, selling or hedging within a short period.
For take and hold exposures, the quality of the credit over the prospective term of the engagement is the primary consideration and we assess on an ongoing basis the way in which the credit risk in these portfolios (both in aggregate and in sub-portfolios) is evolving over time.
For temporary exposures, by contrast, a more critical factor is the potential for distribution. In a disciplined approach to underwriting, we make a rigorous assessment of current market conditions and the marketability of the assets, and all commitments must be agreed by the distribution function, as well as the originating business unit, and approved by both business management and risk control. Many of our temporary exposures arise from leveraged buyout (LBO) financings which are used by financial sponsors (typically private equity firms) to acquire or recapitalize entire companies. As capital has been attracted to the sector over recent years, the number and size of transactions have grown significantly, and leverage has increased, with the result that average credit ratings are lower and risk concentrations higher than the average in our lending portfolio. Given the focus on distribution in our commitment process, these large concentrations are generally brought down within a few months to a relatively modest retained exposure to individual counterparties. Any stale or sticky positions are closely monitored and the business may be required to sell or hedge them in the secondary market. There are comprehensive limits covering the portfolio, including a variety of stress loss limits, which encourage rapid distribution in order to free up capacity for further transactions, and which can be adjusted if market conditions or our own performance suggest that contraction or expansion of activity is appropriate.

Risk mitigation

In our Wealth Management business, loans to private individuals are typically secured by portfolios of marketable securities. We apply appropriate discounts (“haircuts”) to the current value of collateral in determining the amount we are prepared to lend against securities, reflecting their liquidity and volatility. Exposures and collateral positions are continuously monitored and strict margin call and close-out procedures are enforced when the market value of collateral falls below predefined levels. Collateral concentrations across client portfolios are monitored and reported. Over time the types of financial instrument that our clients ask us to accept as eligible collateral has broadened and, in line with market practice, we are now accepting more complex instruments, but the haircuts we apply reflect the additional risks and our disciplined processes continue to be strictly applied.
In Business Banking, loans to corporations may, depending on our assessment of the credit capacity and quality of the borrower, be extended on an unsecured basis, but often benefit from collateral in the form of real estate or other assets.
In addition to these lending activities, property financing is an important part of the business of Global Wealth Management & Business Banking. The majority of our exposure consists of home loans to private individuals. We are also active in financing income producing real estate, primarily apartment buildings and, to a lesser extent, commercial properties. In all cases we apply prudent loan to value ratios and consider the ability to service the debt from income.
Loans made by the Investment Bank to corporates are not typically supported by collateral or other security but over the past five years we have engaged in a substantial credit risk hedging program for our banking product take and hold exposures. For the most part, we have effected these hedges by transferring underlying credit risk to high-grade market counterparties using single name credit default swaps. We have also created a number of credit-pooling vehicles to transfer a portion of our global credit risk portfolio via credit linked notes to outside investors. We use such tools as part of our general strategy of avoiding undue concentrations of risk to individual names or sectors, or in specific portfolios.
The OTC derivatives market continues to grow and with the consolidation of financial institutions through mergers and takeovers outstanding transaction volumes with individual professional counterparties have the potential to be very large, although credit exposure is only a small fraction of these amounts. In the Investment Bank, we conduct our OTC derivatives business almost without exception under master agreements, which generally allow for the close out and netting of all transactions in the event of default by the other party. Provided such agreements are judged to be enforceable in insolvency in the jurisdiction of the counterparty, we measure our exposure after netting values in our favor against values in the counterparty’s favor, permitting a much higher volume of business than would otherwise be the case. In line with general market practice we have also entered into two-way collateral agreements with market participants, under which either party can be required to provide collateral in the form of cash or marketable securities when exposure exceeds a pre-defined level. Under such two-way agreements, both sides benefit from continued flow of business without creating undue concentrations of credit risk. OTC derivatives business with lower rated counterparties is generally conducted under one-way collateral agreements under which the counterparty provides collateral to UBS. Some of the businesses of the Investment Bank, in particular our OTC derivatives and securities financing business with hedge funds, are conducted almost entirely against the provision of collateral. In the case of hedge funds, this allows us to continue expanding our client base and the business we conduct in this important and dynamic sector, while maintaining credit risk at acceptable levels and avoiding undue credit risk concentrations.
The mitigation of credit risk in this way creates operational risks because it generally requires the execution of legal agreements and, in the case of collateral agreements, daily valuations and adjustments of collateral positions. The controls

Financial Management
Credit risk

around these activities must be robust and strictly enforced, especially where the activity is on a large scale and volumes are high, as is the case with our hedge fund and OTC derivatives businesses. We have strict standards for netting and collateral agreements, including assurance that contracts are legally enforceable in insolvency in the relevant jurisdictions. The Investment Bank has rigorous systems and processes in a dedicated unit in the operations group to measure and monitor the value of both underlying credit instruments and collateral to ensure that the potential loss in the event of a counterparty default is within approved limits and tolerances on an ongoing basis. Concentrations in collateral type are also monitored where relevant.

Composition of credit risk

The table below provides an overview of the aggregate credit exposure of UBS in gross terms, i.e. without recognition of credit hedges, collateral or other risk mitigation.

Global Wealth Management & Business Banking

Global Wealth Management & Business Banking’s gross loans on 31 December 2005 amounted to CHF 217 billion, of which CHF 136 billion (62%) were secured by real estate and CHF 56 billion (26%) by marketable securities. The pie chart above shows that exposure to the real estate sector is well diversified with 40% of loans being secured on single-family homes and apartments, which, historically, have exhibited a low risk profile. The 13% of exposure secured on residential multi-family homes consists of rented apartment buildings. Loans and other credit engagements with individual clients, excluding mortgages, amounted to CHF 75 billion and are predominantly extended against the pledge of marketable securities. The volume of collateralized lending to private individuals rose by CHF 14 billion or 34% from the previous year, as the low interest rate environment triggered an increase in demand for this product and as we accepted a slightly broader and more complex range of investment instruments as eligible collateral.

Unsecured loans consist predominantly of exposures to corporate clients in Switzerland. They are widely spread across rating categories and industry sectors, reflecting our position as a market-leading lender to this segment of mostly small- to medium-sized enterprises in Switzerland. During 2005 we have continued to focus on improving the quality of our

Total credit exposure

	Wealth Management
	International & Switzerland			Wealth Management US
CHF million	31.12.05	31.12.04	31.12.03	31.12.05	31.12.04	31.12.03

Lending portfolio, gross	58,907	43,571	36,238	17,105	14,617	13,072

Contingent claims	4,778	3,444	3,154	265	274	355

Unutilized committed lines	372	669	408	0	0	25

Total banking products	64,057	47,684	39,800	17,370	14,891	13,452

Unsecured OTC products	0	0	0	0	0	0

Other derivatives (secured or exchange-traded)	2,691	2,087	853	0	0	1

Securities lending / borrowing	0	0	0	0	0	0

Repo / reverse-repo	0	1	0	191	171	151

Total traded products [3]	2,691	2,088	853	191	171	152

Total credit exposure, gross	66,748	49,772	40,653	17,561	15,062	13,604

Total credit exposure, net of allowances and provisions	66,735	49,744	40,637	17,549	15,044	13,576

1 Includes Global Asset Management, Corporate Functions and Private Banks & GAM (sold in December 2005).  2 Excludes CHF 728 million, CHF 909 million and CHF 220 million from Industrial Holdings for the years ended 31 December 2005, 31 December 2004 and 31 December 2003.  3 Traded products exposure is based on internal measurement methodology.

Financial Management

Business Banking			Global Wealth Management
Switzerland			& Business Banking			Investment Bank			Other [1]			UBS
31.12.05	31.12.04	31.12.03	31.12.05	31.12.04	31.12.03	31.12.05	31.12.04	31.12.03	31.12.05	31.12.04	31.12.03	31.12.05		31.12.04		31.12.03

141,315	137,147	138,534	217,327	195,335	187,844	86,616	68,410	55,023	598	5,479	4,939	304,541	[2]	269,224	[2]	247,806	[2]

6,748	7,570	8,270	11,791	11,288	11,779	4,775	3,370	3,174	0	216	583	16,566		14,874		15,536

1,252	1,275	1,392	1,624	1,944	1,825	71,281	51,224	44,733	0	0	65	72,905		53,168		46,623

149,315	145,992	148,196	230,742	208,567	201,448	162,672	123,004	102,930	598	5,695	5,587	394,012		337,266		309,965

1,749	1,226	1,385	1,749	1,226	1,385	54,361	53,372	53,649	0	329	573	56,110		54,927		55,607

454	322	337	3,145	2,409	1,191	28,282	15,741	14,535	0	0	0	31,427		18,150		15,726

7,082	3,953	1,093	7,082	3,953	1,093	27,904	27,301	22,220	0	0	0	34,986		31,254		23,313

103	37	26	294	209	177	17,726	20,305	19,546	0	0	0	18,020		20,514		19,723

9,388	5,538	2,841	12,270	7,797	3,846	128,273	116,719	109,950	0	329	573	140,543		124,845		114,369

158,703	151,530	151,037	243,012	216,364	205,294	290,945	239,723	212,880	598	6,024	6,160	534,555		462,111		424,334

157,108	149,213	147,911	241,392	214,001	202,124	290,789	239,351	212,279	598	5,962	6,156	532,779		459,314		420,559

Financial Management
Credit risk

Global Wealth Management & Business Banking:
distribution of banking products exposure across counterparty rating and loss given default (LGD) buckets

		Loss given default buckets (LGD)				Weighted
CHF million	Gross Exposure	0-25%	26-50%	51-75%	76-100%	Average LGD (%)

0	857	104	389	364		47

1	830	11	353	459	7	54

2	38,070	35,608	1,591	868	3	22

3	27,641	20,824	2,730	2,402	1,685	29

4	8,407	5,020	2,117	1,264	6	30

5	103,492	97,159	2,760	3,523	50	22

6	12,549	9,161	2,158	1,220	10	26

7	14,351	11,075	1,721	1,455	100	26

8	11,333	7,212	2,747	1,160	214	28

9	6,740	4,155	852	795	938	35

10	1,546	874	231	433	8	34

11	832	747	36	48	1	23

12	801	726	15	49	11	24

Total non-impaired	227,449	192,676	17,700	14,040	3,033	24

Investment grade	179,297	158,726	9,940	8,880	1,751

Sub-investment grade	48,152	33,950	7,760	5,160	1,282

Impaired and defaulted	3,293

Total banking products	230,742	192,676	17,700	14,040	3,033

credit portfolio, reducing both individual and sector concentrations.

The table above shows credit exposure across counterparty ratings and loss given default (LGD) buckets. The concentration in the rating grade 5 and LGD bucket 0-25% reflects the dominant residential mortgage business.

Investment Bank

A substantial majority of the Investment Bank’s credit exposure falls into the investment grade category (internal counterparty rating grades 0 to 5), both for banking products gross (64%) and for traded products (96%). The counterparties are primarily sovereigns, financial institutions, multinational corporate clients and investment funds.
The Investment Bank’s total banking products exposure on 31 December 2005 was CHF 162.7 billion, as reported in accordance with IFRS, of which CHF 86.6 billion was loans, compared with CHF 68.4 billion loans on 31 December 2004. Part of the increase of CHF 18.2 billion over the course of 2005 was the result of our expanding prime brokerage and equity finance businesses, and part reflects increased underwriting activity as we capitalized on our strengthened business franchise in advising corporate clients. Note that disclosures in this section present the credit exposure from a risk management and control perspective, which differs from disclosure under IFRS. In particular, gross banking products exposure in risk terms amounts to CHF 130.9 billion, a difference of CHF 31.8 billion to the CHF 162.7 billion reported for the Investment Bank in the table on page 61. This difference is mainly made up of cash collateral posted by UBS against negative replace-
ment values and other positions which, from a risk perspective, do not classify as loans but where the underlying credit risk is incorporated into our traded products measurement methodologies. On the other hand, in our internal risk control view we consider certain US residential mortgage financing conducted under repo- / reverse repo-like agreements as banking product exposures. The table on the next page shows a reconciliation between the IFRS and risk views of banking products exposure of the Investment Bank.
As described on page 59, the Investment Bank has engaged in a substantial credit risk hedging program through which we have hedged our banking products exposure. The table on page 64 shows that on 31 December 2005 an amount of CHF 24 billion of credit hedges was in place against our banking products exposure. To illustrate the effects of credit hedging and other risk mitigation, the rating distribution graph on page 64 shows exposures before and after application of risk mitigants. Additionally, in the matrix below right, we show the distribution of Investment Bank’s take and hold banking products exposure after application of risk mitigants across rating grades and LGD buckets. LGDs in this portfolio are assigned based on benchmark LGDs which are 40% for senior secured claims, 50% for senior unsecured claims and 70% for subordinated claims. There is thus a concentration in the 26-50% bucket. The significant exposure in the sub-investment grade 0-25% bucket is mainly comprised of short term loans to US mortgage originators, secured on their mortgage portfolios, pending securitization or sale. Note that exposure distribution across counterparty ratings shown elsewhere in this section refers only to gross exposure and

Financial Management

Investment Bank: credit hedging, banking products

	31.12.05	31.12.04
CHF million

Total banking products exposure IFRS (accounting view)	162,672	123,268

less: IFRS adjustments [1]	(41,404)	(24,268)

less: traded loans	(2,388)	(501)

plus: residential and commercial real estate [2]	11,520	4,250

other reconciliation items	490	(16,344)

Adjusted banking products exposure, gross	130,890	86,405

		Sub-	Impaired			Sub-	Impaired
	Investment	investment	and		Investment	investment	and
	grade	grade	defaulted	UBS	grade	grade	defaulted	UBS

Adjusted banking products exposure, gross				130,890				86,405

less: funded risk participations and cash collateral				(3,505)				(433)

risk transfers [3]	1,207	(1,176)	(31)		888	(882)	(6)

less: specific allowances for credit losses and				(131)				(410)
loan loss provisions

Adjusted banking products exposure, net				127,254				85,562

less: credit protection bought				(24,121)				(19,532)
(credit default swaps, credit-linked notes) [4]

Adjusted banking products exposure, net, after application of credit hedges	59,876	43,024	233	103,133	38,050	27,589	391	66,030

Temporary exposure	(6,872)	(14,198)	(37)	(21,107)	(7,716)	(6,498)	(68)	(14,282)

Net take & hold banking	53,004	28,826	196	82,026	30,334	21,091	323	51,748
products exposure (risk view)

1 IFRS adjustments include cash collateral posted by UBS against negative replacement values on traded products and valuation differences caused by different exposure treatment between internal risk measurements and IFRS.  2 Certain US mortgage financings conducted under reverse repo-like agreements.  3 Risk transfers include unfunded risk participations. Risk participations are shown as a reduction in exposure to the original borrower and corresponding increase in exposure to the participant bank.  4 Notional amount of credit protection bought on adjusted credit exposure positions includes credit default swaps (CDSs) and the funded portion of structured credit protection purchased through the issuance of credit-linked notes (CLNs).

Investment Bank: distribution of net take and hold banking products exposure across counterparty rating and loss given default (LGD) buckets

		Loss given default buckets (LGD)				Weighted
CHF million	Exposure[1]	0-25%	26-50%	51-75%	76-100%	Average LGD (%)

0 and 1	5,897	36	5,861	0	0	49

2	16,829	495	15,148	1,094	92	50

3	16,185	2,465	12,572	492	656	44

4	9,713	2,132	7,189	378	14	40

5	4,380	963	3,200	202	15	41

6	3,374	1,156	2,188	23	7	30

7	10,889	10,144	709	36	0	8

8	7,625	5,879	1,563	67	116	15

9	2,942	1,405	1,432	105	0	26

10	2,269	659	1,528	82	0	34

11	1,399	579	730	73	17	31

12	328	270	49	9	0	13

Total non-impaired	81,830	26,183	52,169	2,561	917	34

Investment grade	53,004	6,091	43,970	2,166	777	45

Sub-investment grade	28,826	20,092	8,199	395	140	17

Impaired and defaulted	196	21	165	8	2	50

Net take and hold exposure	82,026	26,204	52,334	2,569	919

1 Net take and hold banking products exposure (risk view).

Financial Management
Credit risk

Financial Management

probability of default, without reference to the likely severity of loss or loss mitigation from collateral or credit hedges.

Banking products exposure after application of credit hedges continues to be widely diversified across industry sectors. At 31 December 2005, the largest exposure (37%) was to financial institutions.
A significant proportion of the Investment Bank’s credit risk arises from its trading and risk management activities and from the provision of risk management solutions to clients, which includes the use of derivative products.
The graph opposite shows the Investment Bank’s traded products exposure by counterparty rating on 31 December 2005. Further details of derivative instruments are provided in note 22 to the financial statements and details of securities borrowing, securities lending, repurchase and reverse repurchase activities can be found in note 10 to the financial statements.

Settlement risk

Settlement risk arises in transactions involving exchange of value when we must honor our obligation to deliver without first being able to determine that we have received the counter-value. The most significant portion of our settlement risk exposure arises from foreign exchange transactions. Through our membership of Continuous Linked Settlement (CLS), a clearing house for foreign exchange settlement which allows transactions to be settled on a delivery versus payment basis, we have significantly reduced our foreign exchange related settlement risk relative to the volume of our business. In 2005, the transaction volume settled through CLS continued to increase in absolute terms and reached 59% of overall gross volumes by fourth quarter 2005, compared to 57% in fourth quarter 2004. 76% of the CLS volume was with other CLS Settlement Members and the remainder with so-called Third Party Members, who settle their eligible trades via CLS Settlement Members. While the number of CLS Settlement Members is relatively stable, the number of Third Party Members we deal with has again nearly doubled during 2005. Overall market growth has also been significant but CLS has allowed us to increase our own volumes without our settlement risk increasing by the same proportion.

CLS does not, of course, eliminate the credit risk on foreign exchange transactions resulting from changes in exchange rates prior to settlement. We measure and control this pre-settlement risk on forward foreign exchange transactions as part of the overall credit risk on traded products, as described on page 58-59, Limits and controls.

Country risk

We assign ratings to all countries to which we have exposure. Sovereign ratings express the probability of occurrence of a country risk event that would lead to impairment of our claims. The default probabilities and the mapping to the ratings of the major rating agencies are the same as for counterparty credit risks (see table on page 57), the three lowest ratings being designated “distressed”.

For all countries rated 3 and below, we set country risk ceilings approved by the Chairman’s Office or under delegated authority. The country risk ceiling applies to all transactions with counterparties in these countries, and extension of credit may be denied on the basis of a country risk ceiling, even if adequate counterparty limits are available. Within this group of countries, those that have yet to reach a mature stage of economic, financial, institutional, political and social development or have significant potential for economic or political instability are defined as emerging market countries. The country data provided in the table below and on the next page cover only emerging market countries and not all countries which are subject to ceilings.
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

Emerging markets exposure by major geographical area and product type

CHF million	Total			Banking products			Traded products			Tradable assets
As at	31.12.05	31.12.04	31.12.03	31.12.05	31.12.04	31.12.03	31.12.05	31.12.04	31.12.03	31.12.05	31.12.04	31.12.03

Emerging Europe	3,955	2,878	1,833	970	683	441	808	955	606	2,177	1,240	786

Emerging Asia	13,003	9,461	6,822	3,326	2,398	1,517	2,954	2,438	1,113	6,723	4,625	4,192

Latin America	2,000	1,646	1,849	305	193	425	378	319	568	1,317	1,134	856

Middle East / Africa	2,491	2,219	2,363	1,065	842	882	1,003	842	1,083	423	535	398

Total	21,449	16,204	12,867	5,666	4,116	3,265	5,143	4,554	3,370	10,640	7,534	6,232

Financial Management
Credit risk

making conservative assumptions about potential recovery rates depending on the types of transaction involved and their economic importance to the affected countries, and thereby determining potential loss.

Country risk exposure

Our cross-border country risk exposure to emerging markets amounted to CHF 21.4 billion on 31 December 2005, compared with CHF 16.2 billion on 31 December 2004. Of this amount, CHF 15.6 billion or 73% is to investment grade countries. The growth of CHF 5.2 billion in total emerging markets exposure arose to a large extent in Asia as we actively sought and captured market opportunities in targeted countries we consider to have long-term potential.
The graph opposite and the table on the previous page analyze the cross-border emerging market country exposures by country rating category, by major geographical area and by product type on 31 December 2005 compared to 31 December 2004 and 31 December 2003.

Impairment and provisioning policies

We classify a claim as impaired if we consider it probable that we will suffer a loss on that claim as a result of the obligor’s inability to meet commitments (including interest payments, principal repayments or other payments due, for example, on a derivative product or under a guarantee) according to the contractual terms, and after realization of any available collateral. We classify loans carried at amortized cost as non-performing where payment of interest, principal or fees is overdue by more than 90 days and there is no firm evidence that they will be made good by later payments or the liquidation of collateral, or when insolvency proceedings have commenced or obligations have been restructured on concessionary terms.

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

We have established policies to ensure that the carrying values of impaired claims are determined on a consistent and fair basis, especially for those impaired claims for which no market estimate or benchmark for the likely recovery value is available. The credit controls applied to valuation and workout are the same for both amortized cost and fair-valued credit products. Each case is assessed on its merits, and the workout strategy and estimation of cash flows considered recoverable are independently approved by the CCO organization.
We also assess portfolios of claims carried at amortized cost with similar credit risk characteristics for collective impairment. A portfolio is considered impaired on a collective basis if there is objective evidence to suggest that it contains impaired obligations but the individual impaired items cannot yet be identified. Note that such portfolios are not included in the totals of impaired loans in the tables on page 62 / 63 or in note 9c in the financial statements.
Collective loan loss allowances and provisions also include a component for country risk. We establish country-specific scenarios, which are kept under review and updated as nec-

Credit loss (expense) / recovery versus adjusted expected credit loss charged to the Business Groups

	Wealth Management
CHF million	International & Switzerland			Wealth Management US
For the year ended	31.12.05	31.12.04	31.12.03	31.12.05	31.12.04	31.12.03

Total banking products exposure [1]	64,057	47,684	39,800	17,370	14,891	13,452

Credit loss (expense) / recovery [1]	(8)	(1)	4	0	3	(3)

– as a proportion of total banking products exposure (bps)	(1)	(0)	1	0	2	(2)

Adjusted expected credit loss charged to the Business Groups [2]	(13)	(8)	(4)	(2)	(5)	(8)

– as a proportion of total banking products exposure (bps)	(2)	(2)	(1)	(1)	(3)	(6)

1 Includes Global Asset Management, Corporate Functions and Private Banks & GAM (sold in December 2005).  2 See note 2 of the 2005 Financial Report – excludes Corporate Functions.

Financial Management

essary, to evaluate the extent to which the value of our banking and traded product exposures would be affected by country risk incidents or country-specific systemic risks. Appropriate allowances and provisions are then determined by evaluating the type of credit exposure in the portfolio for each country and the loss severities that have been attributed to each exposure type. Where fair-valued portfolios are affected by country risk, it is recognized in the fair values of individual claims.

Credit loss expense

Our financial statements are prepared in accordance with IFRS, under which credit loss expense charged to the financial statements in any period is the sum of net allowances and direct write-offs minus recoveries arising in that period, i.e. the credit losses actually incurred. By contrast, in our internal management reporting and in the management discussion and analysis section of our financial report, we measure credit loss expense based on the expected loss concept described on page 58. To hold the Business Groups accountable for credit losses actually incurred, we additionally charge or refund them with the difference between actual credit loss expense and expected loss, amortized over a three-year period. The difference between the amounts charged to the Business Groups (“adjusted expected credit loss”) and the credit loss expense recorded at Group level is reported in Corporate Center (see note 2 to the financial statements).

The table below shows both credit loss expense recorded under IFRS, and the adjusted expected credit loss charged to the Business Groups. The discussion which follows covers only the credit loss expense recorded under IFRS.
In 2005, we experienced a net credit loss recovery of CHF 375 million, compared to net credit loss recovery of CHF 241 million in 2004 and net credit loss expense of CHF 102 million in 2003. Releases in country allowances and provisions of CHF 118 million reflected the generally positive macro-economic environment in key emerging markets. This favorable result was achieved in a period which saw a benign environment for credit markets globally. Economic expansion in the

US provided a strong stimulus for growth worldwide. Almost without exception, credit spreads contracted in all the major developed and emerging capital markets, as healthy expansion of cash flows allowed the corporate sector to de-leverage and build liquidity.

Net credit loss recovery at Global Wealth Management & Business Banking amounted to CHF 223 million in 2005 compared to net credit loss recovery of CHF 94 million in 2004 and net credit loss expense of CHF 70 million in 2003. The benign credit environment in Switzerland where the corporate bankruptcy rate has receded in 2005 coupled with the measures taken in recent years to improve the quality of our credit portfolio have resulted in a continued low level of new defaults while our success in managing the impaired portfolio has resulted in a higher than anticipated level of recoveries.
The Investment Bank realized a net credit loss recovery of CHF 152 million in 2005, compared to net credit loss recovery of CHF 147 million in 2004 and credit loss expense of CHF 32 million in 2003. This continued strong performance was the result of minimal exposure to new defaults and strong recoveries of previously established allowances and provisions, as we actively sold impaired assets at better than anticipated terms.

			Global Wealth Management
Business Banking Switzerland			& Business Banking			Investment Bank			Other			UBS
31.12.05	31.12.04	31.12.03	31.12.05	31.12.04	31.12.03	31.12.05	31.12.04	31.12.03	31.12.05	31.12.04	31.12.03	31.12.05	31.12.04	31.12.03

149,315	145,992	148,196	230,742	208,567	201,448	162,672	123,004	102,930	598	5,695	5,587	394,012	337,266	309,965

231	92	(71)	223	94	(70)	152	147	(32)	0	0	0	375	241	(102)

15	6	(5)	10	5	(3)	9	12	(3)	0	0	0	10	7	(3)

122	(25)	(127)	107	(38)	(139)	36	(7)	(55)	0	0	0	143	(45)	(194)

8	(2)	(9)	5	(2)	(7)	2	(1)	(5)	0	0	0	4	(1)	(6)

Financial Management
Credit risk

Impaired loans, allowances and provisions

As shown in the table below, allowances and provisions for credit losses decreased by 36.5%, to CHF 1,776 million on 31 December 2005 from CHF 2,797 million on 31 December 2004. Note 9b to the financial statements provides further details of the changes in allowances and provisions during the year. In accordance with IAS 39, we have assessed our portfolios of claims with similar credit risk characteristics for collective impairment. Allowances and provisions for collective impairment on 31 December 2005 amount to CHF 86 million, including CHF 48 million in allowances and provisions for country risk. Total allowances and provisions related to emerging market exposures were CHF 65 million on 31 December 2005, compared to CHF 183 million on 31 December 2004.
Impaired loans have decreased to CHF 3,434 million on 31 December 2005 from CHF 4,699 million on 31 December 2004. Over the same period, non-performing loans have also decreased, to CHF 2,363 million from CHF 3,555 million on 31 December 2004.
The ratio of impaired loans to total loans has improved continuously over the past years to 1.1% on 31 December 2005 from 1.7% on 31 December 2004 and 2.8% on 31 December 2003, while the non-performing loans to total loans ratio improved to 0.8% on 31 December 2005 from 1.3% on 31
December 2004 and 1.9% on 31 December 2003. This continuing positive trend is testament to our success in applying stringent risk management and control throughout the firm, resulting in relatively few new impaired and non-performing loans, and to our efforts to conclude proceedings and reach settlement on existing non-performing loans.
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
As explained on page 66, we subject all impaired claims, regardless of their accounting treatment, to the same work-out and recovery processes. The table above right sets out our portfolio of impaired assets, comprising impaired loans, impaired off-balance sheet claims and defaulted derivatives contracts by geographical area and by aging on 31 December 2005. CHF 2.2 billion, or 59% of the gross portfolio

Allowances and provisions for credit losses

	Wealth Management
CHF million	International & Switzerland			Wealth Management US
As at	31.12.05	31.12.04	31.12.03	31.12.05	31.12.04	31.12.03

Due from banks	441	300	738	1,171	1,518	1,479

Loans	58,466	43,271	35,500	15,934	13,099	11,593

Total lending portfolio, gross	58,907	43,571	36,238	17,105	14,617	13,072

Allowances for credit losses	(13)	(28)	(16)	(12)	(18)	(25)

Total lending portfolio, net	58,894	43,543	36,222	17,093	14,599	13,047

Impaired lending portfolio, gross	7	10	8	12	18	25

Estimated liquidation proceeds of collateral for impaired loans	0	(2)	0	0	0	(2)

Impaired lending portfolio, net of collateral	7	8	8	12	18	23

Allocated allowances for impaired lending portfolio	7	7	8	12	18	25

Other allowances and provisions	6	21	8	0	0	3

Total allowances and provisions for credit losses	13	28	16	12	18	28

of which country allowances and provisions	0	15	8	0	0	0

Non-performing loans	7	4	2	12	18	25

Allowances for non-performing loans	7	4	0	12	18	25

Ratios

Allowances and provisions as a % of lending portfolio, gross	0.0	0.1	0.0	0.1	0.1	0.2

Impaired as a % of lending portfolio, gross	0.0	0.0	0.0	0.1	0.1	0.2

Allocated allowances as a % of impaired lending portfolio, gross	100.0	70.0	100.0	100.0	100.0	100.0

Allocated allowances as a % of impaired lending portfolio, net of collateral	100.0	87.5	100.0	100.0	100.0	108.7

Non-performing loans as a % of lending portfolio, gross	0.0	0.0	0.0	0.1	0.1	0.2

Allocated allowances as a % of non-performing loans, gross	100.0	100.0	0.0	100.0	100.0	100.0

1 Includes Global Asset Management, Corporate Functions and Private Banks & GAM (sold in December 2005).  2 Excludes Industrial Holdings.

Financial Management

Impaired assets 1

	Impaired since
CHF million	0–90 days	91–180 days	181 days–1 year	1 year–3 years	>3 years	Total

Switzerland	198	92	197	812	1,916	3,215

Europe	3	6	14	111	79	213

North America	3	3	3	39	56	104

Latin America			13		34	47

Asia Pacific		1		23	27	51

Other	0			4	84	88

Total 31.12.2005	204	102	227	989	2,196	3,718

Allocated allowances, provisions and valuation reserves	(52)	(26)	(66)	(559)	(1,128)	(1,831)

Carrying value	152	76	161	430	1,068	1,887

Estimated liquidation proceeds of collateral	(118)	(58)	(99)	(281)	(810)	(1,366)

Net impaired assets	34	18	62	149	258	521

1 Impaired assets include loans, off-balance sheet claims and defaulted derivative contracts.

of CHF 3.7 billion relates to positions that defaulted more than three years ago, reflecting the benign environment across global credit markets in recent years. Considering allocated specific allowances, provisions and valuation re-

serves of CHF 1.8 billion plus the estimated liquidation proceeds of collateral (predominantly Swiss real estate property) of CHF 1.4 billion, net impaired assets amounted to CHF 0.5 billion.

			Global Wealth Management
Business Banking Switzerland			& Business Banking			Investment Bank			Others [1]			UBS
31.12.05	31.12.04	31.12.03	31.12.05	31.12.04	31.12.03	31.12.05	31.12.04	31.12.03	31.12.05	31.12.04	31.12.03	31.12.05		31.12.04		31.12.03

3,893	3,052	2,574	5,505	4,870	4,791	26,954	26,572	24,488	502	3,313	2,732	32,961		34,755		32,011

137,422	134,095	135,960	211,822	190,465	183,053	59,662	41,838	30,535	96	2,166	2,207	271,580		234,469		215,795

141,315	137,147	138,534	217,327	195,335	187,844	86,616	68,410	55,023	598	5,479	4,939	304,541	[2]	269,224	[2]	247,806	[2]

(1,500)	(2,135)	(2,876)	(1,525)	(2,181)	(2,917)	(131)	(308)	(476)	0	(62)	(3)	(1,656)		(2,551)		(3,396)

139,815	135,012	135,658	215,802	193,154	184,927	86,485	68,102	54,547	598	5,417	4,936	302,885	[2]	266,673	[2]	244,410	[2]

3,231	4,171	6,382	3,250	4,199	6,415	184	395	581	0	105	3	3,434		4,699		6,999

(1,335)	(1,678)	(2,460)	(1,335)	(1,680)	(2,462)	(31)	(33)	(3)	0	(45)	0	(1,366)		(1,758)		(2,465)

1,896	2,493	3,922	1,915	2,519	3,953	153	362	578	0	60	3	2,068		2,941		4,534

1,444	2,038	2,822	1,463	2,063	2,855	130	299	420	0	62	4	1,593		2,424		3,279

151	279	304	157	300	315	26	73	181	0	0	0	183		373		496

1,595	2,317	3,126	1,620	2,363	3,170	156	372	601	0	62	4	1,776		2,797		3,775

53	119	110	53	134	118	12	49	144	0	0	0	65		183		262

2,209	3,161	4,418	2,228	3,183	4,445	135	267	312	0	105	1	2,363		3,555		4,758

1,266	1,883	2,346	1,285	1,905	2,371	108	216	249	0	62	1	1,393		2,183		2,621

1.1	1.7	2.3	0.7	1.2	1.7	0.2	0.5	1.1	0.0	1.1	0.1	0.6		1.0		1.5

2.3	3.0	4.6	1.5	2.1	3.4	0.2	0.6	1.1	0.0	1.9	0.1	1.1		1.7		2.8

44.7	48.9	44.2	45.0	49.1	44.5	70.7	75.7	72.3	0.0	59.0	133.3	46.4		51.6		46.8

76.2	81.7	72.0	76.4	81.9	72.2	85.0	82.6	72.7	0.0	103.3	133.3	77.0		82.4		72.3

1.6	2.3	3.2	1.0	1.6	2.4	0.2	0.4	0.6	0.0	1.9	0.0	0.8		1.3		1.9

57.3	59.6	53.1	57.7	59.8	53.3	80.0	80.9	79.8	0.0	59.0	100.0	59.0		61.4		55.1

Financial Management
Market risk

Market risk

Market risk is the risk of loss arising from movements in market variables, including observable variables such as interest rates, exchange rates and equity market indices, and others which may be only indirectly observable such as volatilities and correlations. The risk of price movements on securities and other obligations in tradable form, resulting from general credit and country risk factors and events specific to individual issuers, is also considered market risk.

We report our market risk exposure as Value at Risk (“VaR”), which is explained on page 71, but we also apply a range of other measures and controls which are described in the sections below.

Sources of market risk

Market risk is incurred primarily through our trading activities, but also arises in some of our non-trading businesses.

Trading

Trading activities are centered in the Investment Bank, and include market-making, facilitation of client business and proprietary position taking. We are active in the cash and derivative markets for fixed income, equities, interest rate products, foreign exchange, energy and, to a lesser extent, precious metals. In 2005 we began to trade derivatives on base metals and soft commodities.
In our fixed income business we carry extensive inventory in support of market-making and client facilitation. Although inventory levels vary and the portfolio is well diversified, the credit spread exposure (a component of interest rate risk) from these positions is generally the largest contributor to VaR.
Exposure to movements in the level and shape of yield curves arises in all our activities but predominantly in the rates, FX and cash and collateral trading businesses. Our exposure to directional interest rate movements is not generally large, but it varies depending on our view of the markets. It is often these variations that drive changes in the level of Investment Bank VaR, although the impact of any switch depends on the composition of the portfolio at the time.
Equity risk is the other major contributor to Investment Bank market risk. We generally carry exposure to all major and a number of smaller equity markets, the other significant component of equity VaR being proprietary positions taken, for example, to capture arbitrage opportunities or price movements resulting from mergers and acquisitions. These positions can be relatively large and can cause significant fluctuations in the level of market risk.
We run positions in foreign exchange, and in precious metals and energy (which are reported in the risk type “other”)

but their contribution to overall market risk exposure is generally relatively small. Base metals and soft commodities are not yet included in VaR but the exposure from this business is not material.

Outside the Investment Bank, in Global Asset Management, the seed money invested by our alternative and quantitative investments platform in their funds in the start up phase contributes modestly to our reported market risk exposure. There is only very limited trading activity, in support of client business, in our Wealth Management operations.

Non-trading

Our Treasury department (part of Corporate Center) assumes market risk as a result of its balance sheet and capital management responsibilities. Interest rate risk arises from the funding of non-business items such as property and investments, from the investment of our equity, and from long-term interest rate risk transferred from other Business Groups. These are described in more detail on pages 76 to 77.
Other market risks from non-trading activities, mainly interest rate risk, arise in all Business Groups but they are not significant.
We also hold equity financial investments outside our trading activities. The majority are unlisted, and their fair values tend to be driven mainly by factors specific to the individual companies rather than movements in equity markets which have only a limited impact. For this reason, and because they are not generally liquid, they are controlled outside the market risk framework. Our private equity investments make up the largest portfolio, but they are being run down. There is a comprehensive control, monitoring and reporting process around this portfolio and the positions are included in our overall Earnings-at-Risk measure.

Risk control

There is a Chief Risk Officer (CRO) in each Business Group and a designated CRO for Treasury. The CROs report functionally to the Group CRO and are responsible for the independent control of market risk. They and their teams ensure that all market risks are identified, establish the necessary controls and limits, monitor positions and exposures, and ensure the complete capture of market risk in risk measurement and reporting systems. An important element of the CRO’s role is the assessment of market risk in new businesses and products and in structured transactions.

The CRO organization in the Investment Bank provides market risk measurement and reporting support to all Business Groups and is responsible for the development and on-

Financial Management

going enhancement of market risk measures, in particular the VaR model.

Market risk authority is vested in the Chairman’s Office and the GEB and from there is delegated ad personam to the Group CRO and market risk officers in the Business Groups. Authorities apply to measurement methodologies and portfolio limits and to individual positions and transactions where specific approval is required.
We apply market risk measures, limits and controls at the portfolio level, and we apply concentration limits and other controls, where necessary, to individual risk types, to particular books and to specific exposures. The portfolio risk measures are common to all market risks, but concentration limits and other controls are tailored to the nature of the activities and the risks they create. Such measures therefore differ significantly between, for example, the Investment Bank, where the risks are most varied and complex, and Group Treasury which carries material market risk but in a limited range of risk types and not generally in complex instruments.

Portfolio risk measures

The principal portfolio measures of market risk are Value at Risk (VaR – a statistical loss measure, as defined on page 56) and stress loss which are applied to both trading and non-trading portfolios.

Value at Risk (VaR)

VaR is a statistically based estimate of the potential loss on the current portfolio from adverse market movements. It expresses the “maximum” amount we might lose, but only to a certain level of confidence (99%) and there is therefore a specified statistical probability (1%) that actual loss could be greater than our VaR estimate. Our VaR model assumes a certain “holding period” until positions can be closed (10 days) and it assumes that market moves occurring over this holding period will follow a similar pattern to those that have occurred over 10-day periods in the past. Our assessment of past movements is based on data for the past five years and we apply these historical changes in rates, prices, indices etc. (“risk factors”) directly to our current positions, a method known as historical simulation. We also measure and report VaR on a 1-day holding period for information and for the purposes of backtesting, as explained below.
The Chairman’s Office annually approves a 10-day VaR limit for UBS as a whole, covering both trading and non-trading businesses, and allocations to the Business Groups, the largest being to the Investment Bank. Within the Business Groups, limits are allocated to lower organizational levels as necessary.
Our VaR measure captures both “general” and “residual” market risk. General market risk includes directional movements in interest rates, changes in slope or shape of yield curves, widening or tightening of credit spreads by rating class, and directional movements in equity market indices, exchange rates, and precious metal and energy prices. It also includes changes in option implied volatilities in all risk types. Residual risks are risks that cannot be explained by general market moves – broadly changes in the prices of individual debt and equity securities resulting from factors specific to individual issuers. For equity arbitrage strategies, where we are typically long in the stock of one company and short in that of another, we apply a “deal break” methodology that assesses the probability of collapse of a merger or takeover with the stock prices reverting to pre-announcement levels. This is a one-off jump move (“event risk”), generating the same potential loss for both 10-day and 1-day VaR. It is a somewhat conservative measure but there have been isolated occasions when the break up of a deal has led to large negative contributions to revenues.

The distribution of potential profits and losses produced by historical simulation provides an indication of potential trading revenue volatility, and a change in the general level of VaR would normally be expected to lead to a corresponding change in the volatility of daily trading revenues. However, the 10-day VaR measure takes no account of the mitigating action that can be, and in practice is taken in the event of adverse market moves. The absolute level of 10-day VaR should not, therefore, be interpreted as the likely range of daily trading revenues. VaR based on a 1-day holding period provides a closer estimate of the likely range of daily mark to market profit and loss we are likely to incur on the current portfolio under normal market conditions, but is still based on past events and is dependent upon the quality of available market data. The quality of the VaR model is therefore continuously monitored by backtesting the VaR results for trading books. In backtesting we compare the 1-day VaR calculated on positions at close of business each business day with the actual revenues arising on the same positions on the next business day. These revenues (“backtesting revenues”) exclude non-trading revenues such as commissions and fees, and revenues from intraday trading. If the revenue is negative and exceeds the 1-day VaR, a “backtesting exception” is considered to have occurred. When VaR is measured at a 99% confidence level, a backtesting exception is expected, on average, one day in a hundred. It should be recognized, however, that neither 1-day nor 10-day VaR, nor the worst case losses in the VaR distributions, reflect the worst loss that could occur as a result of extreme, unusual or unprecedented market conditions. All backtesting exceptions and any exceptional revenues on the profit side of the VaR distribution are investigated, and all backtesting results are reported to senior business management, the Group CRO and Business Group CROs. Although we apply VaR measures to market risk positions arising in non-trading books (generally those carried at amortized cost), we do not backtest the results because the basis of risk measurement is not consistent with the basis of revenue recognition.
Our base metals and soft commodities businesses are not currently captured in VaR, but the model is being enhanced to incorporate the new business. In the meantime it is subject to volume constraints and close monitoring. We estimate that its

Financial Management
Market risk

current impact on reported VaR for the Investment Bank as a whole would be negligible, although it may have a more material impact on the risk type “other”, where it will be reported. While an expansion of the business is planned we do not expect it to give rise to a significant increase in overall market risk, given the relatively low correlation of commodity markets with financial markets and the continuing dominance of credit spread and equity arbitrage positions in our risk profile.

Stress loss

Stress loss measures quantify our exposure to more extreme market movements than are normally reflected in VaR and are an essential complement to VaR. VaR measures market risk on a continuous and consistent basis, but it is based on observed historical movements and correlations. Stress loss measures do not have to be (and should not be) constrained by historical events – they are designed to ensure that a wide range of possible outcomes is explored and that we have a full understanding of our vulnerabilities. We therefore consider a variety of stress scenarios within a governance and control framework that is designed to be comprehensive, transparent and responsive to market conditions and developments in the world economy.
Our “standard scenarios” are forward-looking, macroeconomic scenarios, bringing together various combinations of potential market events to reflect the most common types of stress scenario. They cover the conditions that might be seen in an industrial country market crash with a range of yield curve and credit spread behavior, and in an emerging market crisis, with and without currency pegs breaking. We also have a “general recovery” scenario. We run the standard scenarios continuously, and it is against these that we track the development of our stress loss exposure and make comparisons from one period to the next. We also set limits on stress loss exposure measured against these scenarios for all Business Groups. The scenarios and their components are reviewed and re-approved annually by the Chairman’s Office.
We also run ad hoc and position-centric scenarios i.e. scenarios reflecting current concerns, such as sharp movements in energy prices or the impact of increased geopolitical instability in specific regions, and scenarios that attempt to capture any particular vulnerabilities or aspects of our exposure that are not fully covered by the standard scenarios. Such scenarios, by definition, must be constantly adapted to changing circumstances and portfolios. We do not apply limits against them but the results are reported to senior management.

Inside VaR

We disclose in the tables on page 75 a separate 10-day VaR exposure for each risk type within Investment Bank and for each Business Group of UBS. In each case, the VaR exposure reported is the 99% confidence result for the risk type or Business Group looked at on a standalone basis. Generally these results are generated by a different historical period for each risk type or Business Group. The total in each table is the 99% confidence result for all risk types or Business Groups looked at as one portfolio, and generally reflects a different historical period from the results for any individual risk type or Business Group. For example, the worst 10-day losses for equities will generally result from a historical period when equities markets fell and such periods are usually accompanied by a rally in government bond markets. If, as is often the case, we have a long position in government bonds, these historical periods will not be significant for interest rate risk, where the largest losses typically come from periods when credit spreads have widened significantly. Moreover, if the profits on government bond positions offset the losses on equities for the historical periods driving equities 99% confidence VaR, these periods will not be significant drivers of total VaR for the Investment Bank as a whole. The difference between the sum of the individual results and the result for the whole portfolio is a “diversification effect”, which is shown in the tables. It provides an indication of the extent to which we benefit from the diversity of our businesses but has no intrinsic meaning – it cannot be tied to any particular positions or risk factors. 10-day and 1-day VaR results are calculated independently, directly from the underlying positions and historical market moves. Neither can be directly inferred from the other by a “square root of time” conversion for a number of reasons:
–	this formula assumes that consecutive daily moves are uncorrelated (movements follow a “random walk”), whereas in fact markets can trend in one direction for several days or longer, especially in times of market upheaval
–	there are positions and products such as options which have a nonlinear sensitivity to changes in market risk factors (the change in value is not directly proportional to

Financial Management

While the standard scenarios are broadly based on generic elements of past market crises, there may be major stress events of the past that we consider to be of continuing relevance. Once they have dropped out of the five year historical time series used for VaR, we may therefore continue to apply them directly to our positions. The results can be used to benchmark the severity of our other stress scenarios and to ensure that we retain the memory of past events, although we would not apply limits to such scenarios.
Finally, we analyze the VaR results beyond the 99% confidence level (the “tails” of the distribution) to better understand the potential risks of the portfolio and to help identify risk concentrations. The results of this analysis are valuable in their own right but can also be used to formulate position-centric stress tests.
Most major financial institutions employ stress tests, but their approaches differ widely and there is no benchmark or industry standard in terms of stress scenarios or the way they are applied to an institution’s positions. Furthermore, the impact of a given stress scenario, even if measured in the same way across institutions, depends entirely on the make up of each institution’s portfolio, and a scenario highly applicable to one institution may have no relevance to another. Comparison of stress re-
sults between institutions can therefore be highly misleading, and for this reason we do not publish quantitative stress results.

Trading portfolios – concentration limits and other controls

The market risk VaR and stress loss limits are the principal portfolio controls on UBS’s exposure to day-to-day movements in market prices, but controls are also applied to prevent any undue risk concentrations, taking into account variations in price volatility and market depth and liquidity. They include controls on exposure to individual market risk factors and to single name issuers (“issuer risk” positions).

In the Investment Bank, a comprehensive set of risk factor limits has been established. They are applied to potential losses arising from moves in a wide range of general market risk factors including exchange rates and interest rates, equity indices and credit spreads. The market moves used are broadly consistent with the basis of VaR, i.e. 10 day 99% confidence moves, and they are reviewed annually but may be amended in the interim if the need arises. Limits are set for individual risk factors or groups of highly correlated risk factors, and each limit applies to exposures arising from all the change in the market risk factor, nor is it necessarily even in the same direction – positions can be constructed, for example, to make money for a large move in either direction) and thus even if markets follow a random walk, the relationship between the 1-day and 10-day VaR cannot be determined by a formula
–	our deal break methodology for equity long-short positions is not time dependent
–	the potential returns of the portfolio are not normally distributed
–	and the combination of all these effects means that the correlations and consequent diversification effect between risk types are different for the 1-day and the 10-day VaR.
Thus, not only is 1-day VaR not directly measurable from 10-day VaR or vice versa, but it is also possible, and it frequently happens, that the changes in the two from one period to another are quite different in magnitude, absolutely and relatively, and even, on occasion, that they are in opposite directions.
VaR is the “industry standard” measure of market risk but VaR is a generic term within which there are many variants. Institutions may use different confidence levels or holding periods; they may use shorter or longer time series, which may result in the exclusion of earlier market upheavals (shorter time series) or dilution of the effect of more recent market events (longer time series), or they may weight their time series to give greater prominence to more recent events. In addition, they may model the risks on a different basis, for example by approximating the changes in individual risk factors as normally distributed with given volatilities and correlations (“variance / co-variance”) or by simulating more complex distributions for the risk factors (“Monte Carlo simulation”). Furthermore, conversions between different confidence intervals typically rely on an assumption of statistical “normality”, which is generally not fully valid and, as we have already observed, conversions between 10-day and 1-day VaR based on the square root of time formula cannot be relied upon. Comparison of VaR levels between institutions can therefore be misleading and must be treated with caution.

Financial Management
Market risk

trading businesses of the Investment Bank. Separate risk factor limits are set for other Business Groups where they are considered necessary – in our alternative and quantitative investments business in Global Asset Management, for example, a comparable set of concentration limits and guidelines is applied.

Issuer risk is the risk of loss on securities and other obligations in tradable form, arising from credit-related and other “events” and, ultimately, default and insolvency of the issuer or obligor. We take a comprehensive approach to measurement, including both debt and equity, not only in physical form but also synthetic positions arising from forwards, options, default swaps and other derivatives. Our measures of issuer risk exposure are generally based on the loss we would expect to incur following an event and therefore take account of different seniority and whether obligations are secured or unsecured. We also track the maximum amount we could lose if all securities of the issuer became worthless. Positions are controlled in the context of the depth and liquidity of the market in which they are traded, and all material positions are kept under constant scrutiny in light of changing market conditions and specific public issuer information.
Exposures arising from security underwriting commitments are subject to the same measures and controls as secondary market positions but the commitments themselves are also subject to control processes. This generally includes review by a commitment committee with representation from the origination and distribution / sales sides of the business, and from risk control and other relevant functions, as well as approval under specific delegated authorities.
As explained on page 65 under Country risk, we include in our measures of country risk all positions for issuers domiciled in countries subject to country ceilings and exposures to stress moves in the currency, interest rate and equity markets of those countries.
In addition to the standard portfolio and concentration limits, we have an array of “operational limits” – bespoke limits developed for a specific purpose where the standard portfolio and concentration limits may not provide comprehensive control. They may address concerns about, for example, market depth or liquidity, operational capacity, or exposure to complex products for which valuation parameters may not be observable with consequent difficulties in valuation and risk measurement.
We adopt prudent valuation standards, and apply valuation adjustments where appropriate to reflect expected loss. Valuation adjustments are also made for positions which rely on complex models for valuation or on models incorporating unobservable parameters – for further details see our Financial report 2005, Critical accounting policies and note 29 Fair value of financial instruments. All models used for valuation or which feed risk positions to risk control systems are subject to independent verification by specialist quantitative units within the CRO organization.

Market risk developments – trading

The year in general was one of positive investor sentiment with equity markets in particular performing strongly on the back of excellent corporate earnings. The more buoyant markets supported high trading volumes with strong new issuance and merger and acquisition activity. Despite short term rate hikes during 2005, long-term rates throughout much of the world finished the year at low levels. In currency markets, the US dollar appreciated against other major currencies, but the expectation of a slowdown in growth in 2006 halted the trend towards the end of the year. Higher energy and commodity prices and concerns in the US automotive industry in the spring, and the damage caused by the unusually severe hurricane season in the autumn resulted in periods of market volatility.

Market risk for the Investment Bank, as measured by 10-day 99% confidence VaR, ended the year at CHF 355 million and averaged CHF 346 million for 2005, a slight increase on the 2004 year-end value of CHF 332 million but slightly below the 2004 average of CHF 358 million. The rise in period-end VaR was driven by the increase in our equities risk, but it was the increased diversification between the risk types which led to the reduction in average Investment Bank VaR.
Equities risk in particular increased year on year, ending the year at CHF 235 million, compared to CHF 126 million at the end of 2004. The average, at CHF 173 million, was also up on CHF 153 million for 2004. Much of this increase was a response to good trading conditions, particularly in the latter part of the year – greater market volatility, increases in major indices, many of which reached annual highs in fourth quarter, heavy trading volumes, and strong new issuance and merger and acquisition activity. We were able to capitalize on these conditions in both client business and proprietary trading.
Credit spread exposures remained the dominant element of interest rate VaR, but fluctuations in the level of risk throughout the year were driven by our outright interest rate exposures. These exposures varied in both amount and direction over the year as we actively managed our risk in response to market conditions. Interest rate VaR ended the year at CHF 269 million, a significant decrease on the 2004 year-end VaR of CHF 361 million, reflecting uncertainty about the longer term trend of interest rates. The average of CHF 364 million was up from CHF 340 million in 2004.
Average Corporate Center VaR for 2005 was CHF 63 million, an increase on the 2004 average of CHF 47 million. This resulted from increased interest rate exposure in the Treasury book, but Corporate Center’s contribution to total UBS VaR remained relatively small. Market risk positions in the other Business Groups have only a marginal impact on the total UBS VaR, as can be seen from the middle table on the right.
In third quarter this year, our Wealth Management & Business Banking and Wealth Management US businesses were combined and the municipal securities business of

Financial Management

Investment Bank: Value at Risk (10-day 99% confidence)

	Year ended 31.12.05						Year ended 31.12.04
CHF million	Min.		Max.		Average	31.12.05	Min.		Max.		Average	31.12.04

Risk type

Equities	120		266		173	235	121		188		153	126

Interest rates [1]	223		514		364	269	244		441		340	361

Foreign exchange	11		63		30	23	5		73		30	29

Other [2]	6		88		38	46	9		87		37	32

Diversification effect		[3]		[3]	(259)	(218)		[3]		[3]	(202)	(215)

Total	245		512		346	355	274		457		358	332

1 Interest rate VaR includes the municipal securities business of Wealth Management US from 1 January 2005. The business was transferred to the Investment Bank on 1 July 2005. Figures for first and second quarter 2005 have been restated.  2 Includes energy and precious metals risk.  3 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

UBS: Value at Risk (10-day 99% confidence)

	As at 31.12.05	Year ended 31.12.05						Year ended 31.12.04
CHF million	Limits	Min.		Max.		Average	31.12.05	Min.		Max.		Average	31.12.04

Business Groups

Investment Bank [1]	600	245		512		346	355	274		457		358	332

Global Asset Management [2]	30	3		13		10	8	5		16		11	7

Global Wealth Management & Business Banking [3]	25	4		14		9	12	10		26		16	16

Corporate Center [4]	150	32		84		63	62	35		69		47	38

Diversification effect			[5]		[5]	(62)	(64)		[5]		[5]	(67)	(61)

Total	750	255		520		366	373	274		453		365	332

1 VaR for the Investment Bank includes the municipal securities business of Wealth Management US from 1 January 2005. The business was transferred to the Investment Bank on 1 July 2005. Figures for first and second quarter 2005 have been restated.  2 Only covers UBS positions in alternative & quantitative investments.  3 VaR for Global Wealth Management & Business Banking includes all businesses of Wealth Management US up to 31 December 2004, but excludes the municipal securities business from 1 January 2005. All quarters up to second quarter 2005 have been restated.  4 VaR for Corporate Center includes non-trading interest rate exposures in the Treasury book. The sale of the Private Banks was completed on 2 December 2005 and their exposures are excluded from this date.  5 As the minimum and maximum occur on different days for different Business Groups, it is not meaningful to calculate a portfolio diversification effect.

UBS: Value at Risk (1-day 99% confidence)

	Year ended 31.12.05				Year ended 31.12.04
CHF million	Min.	Max.	Average	31.12.05	Min.	Max.	Average	31.12.04

Investment Bank [2,3]	105	206	150	155	106	168	133	114

UBS	109	211	157	164	107	173	137	118

1 10-day and 1-day VaR results are separately calculated from the underlying positions and historical market moves. They cannot be inferred from each other.  2 Positions in the Investment Bank subject to market risk regulatory capital contributed average VaR of CHF 147 million in 2005 and CHF 130 million in 2004.  3 VaR for the Investment Bank includes the municipal securities business of Wealth Management US from 1 January 2005. The business was transferred to the Investment Bank on 1 July 2005. Figures for first and second quarter 2005 have been restated.

Wealth Management US was transferred to the Investment Bank. The VaR exposures shown in the tables above have been restated to reflect these changes. The exposure for Global Wealth Management & Business Banking includes all the businesses of Wealth Management US for 2004 but for 2005 excludes the municipal securities business. This business is included in VaR for the Investment Bank from 1 January 2005, but its impact on total VaR and interest rate VaR of the Investment Bank was not material.

Stress loss for the Investment Bank, defined as the worst-case outcome from our standard scenarios, ended 2005 virtually unchanged from the end of 2004, and remained well within the approved limit throughout the year. As with VaR, our credit spread exposures remained the dominant contributor, but fluctuations in the level of stress loss exposure during the year were significantly impacted by the varying level of option risk in the equity portfolio.

As for the seven preceding years, UBS had no regulatory backtesting exceptions in 2005. The graph on the next page shows 1-day VaR for portfolios subject to a market risk regulatory capital charge and the corresponding backtesting revenues. The 10-day VaR, which is the basis of the limits and utilizations shown above, is also provided for information. In the histogram on the next page we show backtesting revenues alongside the daily “full revenues” from all sources in the Investment Bank.

Financial Management
Market risk

Non-trading portfolios

Management of non-trading interest rate risk

Most material non-trading interest rate risks, the largest items being those arising from the Global Wealth Management & Business Banking Business Group, are transferred from the originating business units to one of the two centralized interest rate risk management units, Treasury, which is part of Corporate Center, or the Investment Bank’s Cash and Collateral Trading unit (CCT). These units manage the risks on an integrated basis to exploit the full netting potential across risks from different sources.
Risks from long-term Swiss franc transactions with fixed maturities are transferred to Treasury by individual back-to-back transactions. Risks from all fixed maturity, short-term Swiss franc and all non-Swiss franc transactions are generally transferred to CCT. Client current and savings accounts and many other products of Global Wealth Management & Business Banking have no contractual maturity date or direct market-linked rate, and their interest rate risk cannot be transferred by simple back-to-back transactions. Instead, they

Financial Management

are transferred on a pooled basis via “replication” portfolios – portfolios of revolving transactions between the originating business unit and Treasury at market rates designed to approximate the average cash flow and re-pricing behavior of the pooled client transactions. The originating business units are thus immunized as far as possible against market interest rate movements, but retain and manage their product margins, while Treasury acquires market-based interest rate positions that can be managed within its approved limits. The structure and parameters of the replication portfolios are based on long-term market observations and client behavior and are reviewed periodically.

A significant amount of interest rate risk also arises from non-business related balance sheet items, such as the financing of bank property and equity investments in associated companies. These risks are generally transferred to Treasury through replicating portfolios, the replication in this case being designed to approximate the mandated funding profile. Similarly, our own equity is represented in the treasury book in the form of equity replicating portfolios which reflect the investment profile defined by senior management.
In addition to the standard portfolio measures (VaR and stress loss) three key risk measures are applied to the interest rate risks managed by Treasury:
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
Interest rate sensitivity is a simple unit measure of sensitivity, which does not, in itself, provide an indication of potential loss. By contrast, the economic value sensitivity and net interest income at risk measures provide different, but complementary, views of potential loss from interest rate risk. Economic value sensitivity provides a long-term view covering the whole book, since it takes into account the present value of all future cash flows generated from existing balance sheet positions. Net interest income at risk, on the other hand, considers only the re-pricing effect from positions maturing over the next twelve months, and thus provides a shorter-term view but one consistent with the accounting basis (amortized cost). In all three measures we assess the exposure both including and excluding the replication portfolio representing our equity (but always including the assets in which the equity is invested). When the replication portfolio is excluded, the exposure under all three measures is greater.
To the extent that Treasury needs to hedge its consolidated positions and exposures, it deals with the Investment Bank’s trading units, which are the sole interface to the external markets for both cash and derivative transactions.

Non-trading interest rate risk development

The equity held by the parent bank is invested predominantly in Swiss francs, but since 2002 the investment of equity at the overall Group level has been diversified into a portfolio of major currencies, in order to reflect the significant business activities denominated in foreign currencies. Accordingly, the consolidated equity, which includes the equity of subsidiaries, is invested not only in Swiss francs but also in US dollars and, to a lesser extent, euro and UK sterling. At 31 December 2005 the Swiss franc portfolio had an average duration of approximately 3.3 years and an interest rate sensitivity of CHF 7.48 million per basis point. For the US dollar portfolio, the duration was 4.8 years and its sensitivity CHF 8.31 million per basis point. For the euro portfolio the duration was 3.3 years and its sensitivity CHF 0.52 million per basis point and for the UK sterling portfolio the duration was 3.2 years and its sensitivity CHF 0.54 million per basis point.
The interest rate sensitivity of these investments is directly related to the chosen investment duration. Investing in significantly shorter maturities would lead to a reduction in the apparent interest rate sensitivity and economic value sensitivity of our treasury positions (excluding the equity itself), but would lead to higher net interest income at risk and to higher volatility in our actual interest earnings.
The first table on the next page shows the interest rate sensitivity of the Treasury book overall interest rate risk positions on 31 December 2005. The first total is the sensitivity including the equity replicating portfolio, while the final total, which is significantly larger, excludes this portfolio.
The second table on the next page shows the change in risk under the economic value sensitivity and net interest income at risk measures between 31 December 2003 and 31 December 2005.
The net interest income at risk figure shown is the worst case among various interest rate scenarios that have been analyzed, and results from an assumed downward interest rate shock (parallel shift) of 200 basis points. On 31 December 2005, the difference in the projected outcome in this scenario from that projected in a constant market rate scenario represented a reduction of CHF 386 million in the year’s total net interest income, compared with a reduction of CHF 321 million on 31 December 2004.
Economic value sensitivity shows the effect of a 100 basis point adverse interest rate shock. On 31 December 2005, a 100 basis point upward shock of interest rates would have led to a CHF 1,439 million decline in fair value, compared with an exposure of CHF 1,214 million to the same scenario on 31 December 2004.

Management of non-trading currency risk

We report our results in Swiss francs, the currency of the country in which we are incorporated, but a substantial proportion of our assets and liabilities, revenues and costs arises

Financial Management
Market risk

Interest rate sensitivity of the Treasury book

	As at 31.12.04
CHF thousands per basis point increase	Within 1 month	1 to 3 months	3 to 12 months	1 to 5 years	Over 5 years	Total

CHF	(202)	(12)	(61)	91	(254)	(438)

USD	69	(19)	1	182	340	573

EUR	10	(24)	31	193	1,175	1,385

GBP	2	(2)	(13)	28	537	552

JPY	0	0	0	(4)	0	(4)

Others	(1)	0	0	(1)	(3)	(5)

Total [1]	(122)	(57)	(42)	489	1,795	2,063

of which

equity replicating portfolio (CHF)	12	12	215	4,049	3,190	7,478

equity replicating portfolio (USD)	(9)	8	158	3,086	5,068	8,311

equity replicating portfolio (EUR)	1	1	16	286	217	521

equity replicating portfolio (GBP)	1	1	17	301	217	537

Total equity replicating portfolio	5	22	406	7,722	8,692	16,847

Treasury book without replicating portfolio (total)	(127)	(79)	(448)	(7,233)	(6,897)	(14,784)

1 Total risk position includes risk on variable-rate products transferred from replication portfolios.

Change in risk under the two measures

	As at

CHF million	31.12.05	31.12.04	32.12.03

Net interest income at risk	(386)	(321)	(233)

Economic value sensitivity	(1,439)	(1,214)	(1,169)

in other currencies. Our corporate currency management activities are designed to protect UBS’s BIS Tier 1 capital ratio and expected future foreign currency earnings from adverse movements of the Swiss franc against the currencies of our assets, revenues and costs, while preserving the option to take advantage of opportunities which may arise.

To maintain the flexibility to divest foreign currency assets at any time without adverse currency impact, we match-fund where it is practical and efficient to do so, i.e. a US dollar asset is funded in US dollars, a euro asset in euros, etc. As noted above, at the Group level the consolidated equity is invested in a diversified portfolio, broadly reflecting the currency distribution of our risk-weighted assets, in Swiss francs, US dollars, euro and UK sterling. This creates structural foreign currency exposures, the gains or losses on which are recorded through equity in the consolidated financial statements, leading to fluctuations in our capital base in line with the fluctuations in risk-weighted assets, thereby protecting our BIS Tier 1 capital ratio. These foreign currency exposures are closely controlled by senior management but are not subject to internal market risk limits (VaR or stress) or to market risk regulatory capital requirements.
For financial accounting purposes, final profits or losses are translated each month from the original transaction currencies into Swiss francs at the prevailing rate at the end of the month. At the same time, Treasury centralizes profits or losses in foreign currencies in the parent bank, and sells them into

Swiss francs in order to reduce earnings volatility resulting from subsequent exchange rate movements. This monthly sell-down reduces the volatility in our Swiss franc results that would result from repeated re-translation, although it cannot protect the bank’s earnings against a sustained downward or upward move of one of the main currencies against the Swiss franc. Where appropriate, a similar process is applied to material foreign currency profits and losses in subsidiaries.

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
Our Treasury department from time to time proactively hedges the remaining currency exposures arising on future earnings in accordance with the instructions of the Group CFO in line with policies approved by the GEB. Economic hedging strategies employed include a cost-efficient options purchase program, which provides a safety net against unfavorable currency fluctuations while preserving upside potential. We are, however, willing to accept, within clearly defined tolerances, a certain volatility in our financial results due to currency fluctuations. The hedge program has a time horizon of up to

Financial Management

twelve months and is not restricted to the current financial year. Although intended to hedge future earnings, these transactions are considered open currency positions and are included in VaR for internal and regulatory capital purposes.

For 2005 the net currency impact on UBS’s Swiss franc financial net profit was positive and within our internally agreed volatility tolerance.

Regulatory capital treatment of market risk

Our VaR model is consistent with the regulatory measure of market risk capital and has been approved by the Swiss Federal Banking Commission (SFBC), our main regulator.

The majority of our trading activities fall under the definition of “trading book” for regulatory capital treatment. This means that both general and residual market risks in these books are subject to a market risk capital requirement. It also means that the securities and other assets in tradable form are not generally subject to “banking book” capital requirements, which are typically higher. If a trading position in an asset ceases to be eligible for trading book treatment (for example if it becomes illiquid) it must be underpinned by capital on a banking book basis, but it remains subject to a market risk control framework for internal control purposes. Market risk regulatory capital is based on 10-day VaR while regulatory backtesting is based on 1-day VaR. As required by regulation, backtesting exceptions are notified to our internal and external auditors and relevant regulators.

Our base metals and soft commodities derivatives trading business is currently subject to the “standardized approach” for market risk capital, which is a very conservative treatment, but we are seeking SFBC approval to incorporate it in the approved VaR model.
Non-trading foreign exchange exposures other than structural positions are subject to a market risk regulatory capital charge and are included in VaR for this purpose. Other non-trading market risks are not subject to such a charge but interest rate risk in the banking book is reported to Swiss regulators.
For further explanation of regulatory capital treatment please see note 28 of our Financial Report 2005.

Non-trading currency risk VaR (10-day 99% confidence)

CHF million	2005	2004	2003

Minimum	3.1	2.2	0.7

Maximum	66.7	41.9	32.0

Average	26.3	17.2	12.3

End of period	29.8	3.5	28.3

Financial Management
Liquidity and funding management

Liquidity and funding management

Liquidity and funding management are critical to a financial institution. Liquidity must be continuously managed to ensure that the firm can survive a crisis, whether it is a general market event, a localized difficulty affecting a smaller number of institutions, or a problem unique to an individual firm. An institution that is unable to meet its liabilities when they fall due may collapse, even though it is not insolvent, because it is unable to borrow on an unsecured basis, or does not have sufficient good quality assets to borrow against or liquid assets to sell to raise immediate cash without severely damaging its net asset value. At UBS, we manage our liquidity position in order to be able to ride out a crisis without damaging the ongoing viability of our business. This is complemented by our funding risk management which aims to achieve the optimal liability structure to finance our businesses cost-efficiently and reliably. The long term stability and security of our funding in turn helps protect our liquidity position in the event of a UBS-specific crisis.

Our business activities generate asset and liability portfolios which are intrinsically highly diversified with respect to market, product and currency. This reduces our exposure to individual funding sources, and also provides a broad range of investment opportunities, which in turn reduces liquidity risk. We adopt a centralized approach to liquidity and funding management to exploit these advantages to the full.
The liquidity and funding process is undertaken jointly by our Treasury department, which is part of Corporate Center, and the Investment Bank’s Cash and Collateral Trading unit (CCT). Treasury establishes a comprehensive control framework, while CCT undertakes operational cash and collateral management transactions within the established parameters. This centralized cash and collateral management structure permits tight control of both our global cash position and our stock of highly liquid securities.
Our central treasury process ensures that our general access to wholesale cash markets is concentrated in CCT. As a rule, all funds raised externally are channelled into CCT including the proceeds of debt securities issued by UBS, an activity for which Treasury is responsible. CCT in turn meets all internal demands for funding by channelling funds from units generating surplus cash to those requiring finance. In this way, we minimize our external borrowing and use of available credit lines, and present a consistent and co-ordinated face to the market.

Liquidity approach

Our approach to liquidity management, which covers all branches and subsidiaries, is to ensure that we will always have sufficient liquidity to meet liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking sustained damage to our various business franchises. Our integrated framework incorporates an assessment of all material, known and expected cash flows and the level of high-grade collateral that could be used to raise additional funding. This framework entails both careful monitoring and control of our daily liquidity position, and regular liquidity stress testing. Risk limits are set by the GEB and monitored by Treasury and contingency plans for a liquidity crisis are incorporated into our general crisis management process.

The liquidity position is assessed and managed under a variety of potential scenarios encompassing both normal market conditions and stressed conditions. We consider not only general market crises but also the possibility that our access to markets could be impacted by a stress event affecting some part of our business or, in the extreme case, if we were to suffer a severe rating downgrade.

Liquidity position

The daily liquidity position – the net cumulative funding requirement for a specific day – is projected under conservative assumptions for each business day from the current day out to one month to produce a cumulative “cash ladder”.
The starting point for these analyses is a breakdown of the contractual maturity of our assets and liabilities. This is displayed in note 28 to the financial statements, which shows the contractual profile of UBS’s overall cash flow under a “business as usual” scenario on 31 December 2005. Since a liquidity crisis could have a myriad of causes, we then focus on a worst-case scenario that encompasses all potential stress effects across all markets, currencies and products.
We assess the likelihood of maturing assets and liabilities being rolled over in a UBS-specific crisis, and gauge the extent to which the potential crisis-induced shortfall could be covered by available funding. This would be raised on a secured basis against available collateral, which includes securities eligible for pledging at the major central banks, or by selling liquid inventory. In both cases we apply crisis-level discounts to the value of the assets. We assume that we would be unable to renew any of our unsecured debt, including all our maturing money market papers (outstanding volume CHF 102.7 billion on 31 December 2005) and that no contingency funding could be raised on an unsecured basis. We also factor in potential liquidity outflows from contingent liabilities, in particular those due to the drawdown of committed credit lines. Exposures to other contingent commitments, such as guarantees and letters of credit, are included in this analysis,

Financial Management

although they are not as vulnerable since they are generally not unconditional but, rather, are linked to other, independent conditions being fulfilled.

This scenario also assumes that the crisis would engulf UBS’s source of retail deposits, thereby leading to heavy withdrawals from current accounts, savings accounts and deposits. Furthermore, access to the client collateral pool is assumed to be restricted as a result of securities lending agreements being cancelled during such a crisis.
We regularly monitor unutilized committed credit facilities and latent liquidity risks that could materialize if we were to suffer a downgrade. “Rating trigger” clauses, especially in derivative contracts, can result in an immediate cash outflow due to the unwinding of derivative positions, or the need to deliver additional collateral. Our contingent exposure arising directly from these rating triggers is judged not to be material compared to our liquidity-generation capacity, even in a crisis situation. We also analyze the potential impact on our net liquidity position of adverse movements in the replacement values of our OTC derivative transactions which are subject to bilateral collateral arrangements. Given the diversity of our derivatives business and our counterparties, there is not necessarily a direct correlation between the factors influencing net replacement values with each counterparty and a firm-specific crisis scenario. It is, nonetheless, conceivable that market volatility could substantially increase under such circumstances and exacerbate our situation.

Liquidity limits and controls

While UBS’s estimated capacity to generate liquidity when required will naturally vary, we generally apply a constant limit structure, which imposes a ceiling on the projected net funding requirement along the cash ladder. We base our limits on the amount of cash we believe we could raise in a worst case scenario – a firm-specific crisis. The limits vary by time-zone since access to liquidity will depend on the time of day – at the beginning of the global trading day, during Asia-Pacific trading hours, the limits are less severe since more time is available to mobilize funding sources or, if necessary, initiate asset sales to generate additional liquidity. As the day proceeds and currency zones begin to close, the limits become tighter, with the strictest limits applied later in the day when only the US markets are available. CCT’s day-to-day liquidity management is based on global books that are handed over from time-zone to time-zone, ensuring 24-hour coverage. Compliance with the risk limits and actual credit liquidity exposures are regularly reported to the GEB.
To complement and support the limit framework, regional teams monitor the markets in which UBS operates for potential threats and regularly report any findings to Treasury. We have also developed detailed contingency plans for liquidity crisis management as an integral part of our global crisis management concept, which covers all types of crisis events. The liquidity contingency plan would be implemented under a core crisis team with representatives from Treasury, which is the liquidity risk control unit, from CCT, which is the primary liquidity manager, and from related areas including the functions responsible for payments and settlements, market and credit risk control, collateral and margin management, and IT and infrastructure. The cornerstone of our contingency plans is our access to secured funding either from the market or from the major central banks, coupled with the ability to turn sufficient liquid assets into cash within a short timeframe. Moreover, CCT’s centralized global management model lends itself naturally to efficient liquidity crisis management.
We are continuing to strengthen our relationships with the major central banks, consistent with our general policy, which is to base our contingency plans on secured funding against pledges of high-quality collateral, rather than relying on third-party credit lines.
While we engage in financial transactions that involve the utilization of non-consolidated special-purpose entities, our funding and liquidity capacity is not reliant upon these entities to any material extent. Additionally, should any or all of these financial channels become unusable, the impact on UBS’s liquidity resources would be insignificant. All of UBS’s major sources of liquidity are channelled through entities that are fully consolidated and are included in the scenario analyses described above.

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
To ensure that we preserve a well-balanced and diversified liability structure, Treasury routinely monitors UBS’s funding status and reports its findings on a quarterly basis to the GEB. We employ two main analysis tools – “cash capital” and “secured funding capacity”. We complement these analyses with

Financial Management
Liquidity and funding management

regular assessments of any concentration risks in our main funding portfolios.

Cash capital is the excess of our long-term funding over the total of illiquid assets. “Long-term” and “illiquid” both refer to a time horizon of one year.
The secured funding capacity concept ensures that short-term unsecured (wholesale) funding is effectively only invested in freely marketable (“unencumbered”) assets. As a precautionary measure, we maintain a minimum stock of unencumbered assets and cash that exceed our outstanding short-term unsecured wholesale borrowings. The discounts we apply in assessing the surplus are more severe than those applied in the cash capital analysis since the secured funding capacity represents a stressed scenario, as it assumes we would have no access to wholesale unsecured funding markets for an entire year.
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

The charts below show a breakdown by product type and by currency of our secured and unsecured funding as at 31 December 2005. UBS has a strong secured funding base that reduces our exposure to periods of stressed market conditions when the ability to raise unsecured funding could be temporarily restricted. Of our total funding, 39% was raised on a secured basis and 61% unsecured. The unsecured funding base is well diversified, with 17% of total funding stemming from savings and demand deposits, 12% from long-term debt, 10% from time deposits, 9% from short-term interbank borrowing, 7% from money market papers and 4% from fiduciary deposits. Most of our funding is originated in US dollars, with major portions also being raised in Swiss francs and in euros, roughly mirroring the currency breakdown of our assets. Around 16% of our funding was denominated in other currencies (primarily UK sterling and Japanese yen). UBS does not rely on buying committed credit facilities from third-party banks, but instead we base our contingent funding sources on our ability to raise secured funding through the use of high-quality collateral.

Financial Management

Financial Management
Operational risk

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external causes, whether deliberate, accidental or natural. It is inherent in all our activities, not only in the business we conduct but also from the fact that we are a business – because we are an employer, we own and occupy property, and we hold assets, including information, belonging to ourselves and to our clients. Our approach to operational risk is not designed to eliminate risk per se but, rather, to contain it within acceptable levels, as determined by senior management, and to ensure that we have sufficient information to make informed decisions about additional controls, adjustments to controls, or other risk responses. The Group CRO and the Head of Operational Risk, who reports to him, are responsible for the independence, objectivity and effectiveness of our operational risk framework.

Operational risk framework

Every function, whether a front-end business or a control or logistics unit, must manage the operational risks that arise from its own activities. Because operational risk is all pervasive, with a failure in one area potentially impacting many others, our framework is based on mutual oversight across all functions. Each Business Group has therefore established cross-functional bodies as an integral part of its governance structure, to actively manage operational risk.

To ensure the integrity of risk management decisions, each Business Group also has an Operational Risk Control unit, the head of which reports functionally to the Group Head of Operational Risk. The primary remit of these units is to confirm the effective implementation of the operational risk frame-

work in the Business Group and to ensure transparent assessment and reporting of operational risks to senior management.

The foundation of the operational risk framework is the definition by all functions of their roles and responsibilities so that, collectively, they can ensure that there is adequate segregation of duties, complete coverage of risks and clear accountability. From this analysis, they develop control objectives and standards to protect our tangible and intangible assets and interests, based on the types of operational risk event that might arise, ranging from every day reconciliation problems to potentially severe events such as fraud. We recognize that we cannot eliminate all risks, because errors and accidents will always happen, and that even where it is possible it is not always cost effective to do so. We therefore adopt a risk-based approach to the design and implementation of our internal control framework.
The functions monitor compliance with their controls and assess their operating effectiveness in several ways, including self-certification by staff, and evaluation of responses by management. Additionally, they track a wide-ranging set of metrics to provide potential early warning of increased risk associated with non-attainment of control objectives. These include numbers and characteristics (severity, size, age etc.) of, for example, client complaints and claims, deal cancellations and corrections, unreconciled items on cash and customer accounts, and systems failures. We also assess the implications of internal and external audit findings and other relevant sources of information.
As major operational risk events occur, we assess their causes and the implications for our control framework, whether or not they lead to direct financial loss. This includes

Operational risk in practice

Following public disclosure of two major incidents (relating to bank notes trading and US withholding tax) in 2004, operational risk events in 2005 have been less high profile. Among the more notable was the outcome of the US investigation into market timing in the mutual funds business, which led to a financial settlement with several US regulatory authorities. A loss of client data relating to approx-
imately 9,500 accounts in Japan, reported in May 2005, highlights the continuing challenges we face in managing a complex, integrated, fast changing, global business, particularly against the backdrop of heightened regulatory and public sensitivity to shortcomings in corporate processes. At the end of 2004, the GEB started developing a number of measures that addressed areas exposed to opera-
tional risk in terms of regulatory requirements and management oversight. Those measures made significant progress in 2005. As part of the overall project, a firm-wide communication and education framework has been rolled out to all employees to raise awareness of operational risk issues and to provide specific training where necessary.

Financial Management
Operational risk

events affecting third parties that are relevant to our business if sufficient information is made public. It is important that we use all available information to test our control framework because, even if an internal event does not lead to a direct or indirect financial loss, it may indicate that our standards are not being complied with.

The totality of this information is reviewed by functional managers to assess their operational risk exposure and the actions needed to address specific issues. Regular reports are made both within the Business Groups and to the Group CRO to allow senior management to assess the overall operational risk profile.

Operational risk measurement

The specific risks that are identified by operational risk management and reported to senior management are evaluated in terms of their potential frequency of occurrence and severity of the resulting impact. These assessments are validated by the Operational Risk Control functions within the Business Groups.

We maintain a database of financial events (both profits and losses) and their underlying causes, and are developing a model to quantify our operational risk. This will ultimately form the basis of our operational risk regulatory capital requirement under Basel II, for which we intend to use an advanced measurement approach. This quantification, while useful, does not necessarily tell the whole story. A single event can impact us financially in ways other than direct costs or losses such as fines, compensation to clients or asset write-downs – we may also suffer lost revenues from business disruption, and incur costs associated with remediation. The impact of an event may also be larger than its immediate monetary cost might suggest – a publicly disclosed regulatory fine can, for example, result in withdrawal of clients or loss of business. In summary, the level of risk at any time is not directly correlated to actual financial losses or their frequency of occurrence, which are, at best, only indicative.

As far as accounting for operational risks is concerned, many potential loss situations are identified before the probability, timing or amount of future expenditure are known with certainty. IFRS requires us to make a provision, based on the best estimate of a liability, when it is probable that a payment will be required, even if the amount to be paid has not yet been exactly determined. This requires the exercise of judgment. Once we are able to quantify any potential operational risk more accurately, the corresponding provision is revised up or down.

Operational risk developments

Regulatory compliance is a prerequisite for effective operational risk management and control and comes primarily in the form of Basel II, Sarbanes-Oxley Section 404 (SOX 404) and other related requirements (e.g. the Federal Deposit Insurance Corporation Improvement Act in the US). The Operational Risk Framework serves broadly as the backbone of the Bank’s approach to internal control requirements, and thus forms a key component of the SOX 404 compliance requirement that will come into effect at the end of 2006. Because this evaluation is a specialized form of risk assessment, a specific SOX Office has been created under the Group CFO. This office liaises closely with the Group and Business Group Operational Risk Controllers to ensure an efficient flow of information.

The operational risk framework provides information that can be used in specialized risk evaluations. The operational risk assessments by the Business Groups can, for example, provide valuable information in support of legal and compliance risk assessments. This concept will be developed further for use in other specialist areas such as human resources and tax to ensure that the operational risk framework continues to help us achieve excellence in operational risk management and control.

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

Credit risk

Credit risk management is based on assessment of the credit-worthiness of new contracting parties before entering into any transaction giving rise to credit exposure, and continuous monitoring of creditworthiness and exposures thereafter. In the energy business, Atel only enters into transactions leading to credit exposure with counterparties that fulfill the criteria laid out in the risk policy. Concentration risk is minimized by the number of customers and their geographical distribution.

Financial assets reported in the balance sheet represent the maximum loss to Atel in the event of counterparty default at the balance sheet date.

85

Capital Management & UBS Shares

We strive to create value for shareholders while protecting our strong capitalization and credit ratings.

87

Capital Management & UBS Shares
Capital management

Capital management

The approach we take to capital management is one of our hallmarks. We endeavour to maintain strong debt ratings and sound capital ratios (see capital strength box on the next page), as they help ensure our position as one of the best-capitalized financial services firms in the world. Being strongly capitalized allows us to invest in the growth of our businesses – whether organically or by acquisition. If we do not see opportunities to invest in growth, we return capital to our shareholders – while maintaining a high BIS Tier 1 ratio.

In managing our capital, we look at eligible and required capital and forecast their future development. Dividend payments and share buyback programs are the main tools by which we manage our capital base. That, along with the capital securities we issue, gives us the means to manage our Tier 1 and total capital ratios, helping us protect our strong capitalization and credit ratings while ensuring we continue to create sustainable value for shareholders.

Distribution of cash to shareholders in 2005

We transferred a total of CHF 6.7 billion in equity to our shareholders in 2005. The total amount was split between our dividend payment of CHF 3.1 billion made in April 2005 and the CHF 3.6 billion in shares we repurchased during 2005 for purposes of cancellation. For more details on our dividend payments, see page 92 of this section.

Capital securities

In 2005, UBS placed CHF 1.6 billion in euro denominated preferred shares and raised CHF 2.6 billion in subordinated debt in various currencies in the capital markets. Outstanding Tier 2 capital securities accounted for CHF 7.2 billion in eligible capital on 31 December 2005. In total, UBS has CHF 5.0 billion in preferred shares (outstanding), issued through trusts or subsidiaries and qualifying as Tier 1 capital under regulatory rules.

Capital requirement

The capital we are required to hold by our regulator, the Swiss Federal Banking Commission (SFBC), is determined by our balance sheet, off-balance sheet and market risk positions – risk-weighted according to defined criteria. For instance, counterparty-related risks are weighted according to type of counterparty instrument and collateral. Market risk positions are generally risk-weighted based on VaR (for more details please refer to note 28 to the financial statements). Most of our capital requirement arises from balance sheet assets. Off-balance sheet positions and market risk positions each repre-

Capital adequacy

	As at
CHF million, except ratios	31.12.05	31.12.04	32.12.03

BIS Tier 1 capital	39,943	31,629	30,189

of which hybrid Tier 1 capital [1]	4,975	2,963	3,224

BIS total capital	43,917	36,444	34,005

BIS Tier 1 capital ratio (%)	12.9	11.9	12.0

BIS total capital ratio (%)	14.1	13.8	13.5

Balance sheet assets	252,363	218,476	212,673

Off balance sheet and other positions	37,011	28,205	21,456

Market risk positions [2]	21,035	18,151	18,269

Total BIS risk-weighted assets	310,409	264,832	252,398

1 Preferred securities.  2 BIS risk-weighted asset equivalent of market risk capital requirement.

Capital Management & UBS Shares

sent less than 10% of risk-weighted assets and, correspondingly, of our total capital requirement. For the calculation of BIS capital adequacy, risk-weighted assets are related to capital eligible according to BIS rules.

The calculation of the capital requirement, as applicable to UBS under SFBC regulations, differs in certain respects from the calculation under the Basel Capital Accord (BIS guidelines). The most important differences are:
–	where BIS guidelines apply a maximum risk weight of 100%, the SFBC applies risk weights above 100% to certain asset classes (for example real estate, fixed assets, intangibles, and non-trading equity positions)
–	where the BIS guidelines apply a 20% risk weight to obligations of OECD banks, the SFBC applies risk weights of 25% to 75%, depending on maturity.
As a result of the differences in regulatory rules, UBS’s risk-weighted assets are higher, and our ratios of total capital and Tier 1 capital to risk-weighted assets, are lower, when calculated under the SFBC regulations than under BIS guidelines.
On 31 December 2005, risk-weighted assets were CHF 310.4 billion, up 17% from CHF 264.8 billion a year earlier. The increase was driven by the loan portfolio of the Investment Bank, and an increase in our mortgage lending activities.

Capital ratios

The ratios we report measure capital adequacy by comparing our eligible capital (Tier 1 and total) with total risk-weighted assets. UBS has always had total capital and Tier 1 capital well in excess of the minimum requirements of both the BIS and the SFBC.

BIS Tier 1 capital increased to CHF 39.9 billion on 31 December 2005 from CHF 31.6 billion a year earlier, reflecting the extraordinary gain from the disposal of Private Banks & GAM and a strong operational profit in 2005. As a result, our BIS Tier 1 ratio increased by 1 percentage point to 12.9% at the end of 2005 from 11.9% on 31 December 2004.

Capital strength

Our financial stability stems from the fact that we are one of the best-capitalized banks in the world. We believe that this is a key part of our value proposition for both our clients and our investors.
In December 2005, Moody’s affirmed UBS’s Aa2 long-term, Prime-1 short-term, and B+ bank financial strength ratings and commented that “the ratings of UBS remain underpinned by its strong client franchises with leadership positions in the majority of its core businesses, resilient cross-cyclical revenue generation through diversification across products and regions, good growth prospects for most of its businesses, and strong economic and regulatory capital positions.”
In February 2006, the rating agency Standard & Poor’s affirmed UBS’s AA+ long-term, and A-1+ short-term ratings and commented: “The affirmation reflects UBS’ success in leveraging its strong and diverse franchise to produce robust profitability, coupled with solid capitalization and sound liquidity. UBS holds leading positions in its chosen markets. The key strengths of its business profile are the strong cash flow, high returns, and low capital requirements of its asset-gathering businesses.”
In December 2005, Fitch Ratings affirmed UBS’s AA+ / F1+ / A/B ratings and commented: “UBS’s ratings reflect its excellent private banking / wealth management franchise, diversified revenues, consistently good profitability, a cautious approach to risk, and strong capitalization.”
UBS’s ratings remain among the best of any major globally active financial institution. Well capitalized, with strong and balanced cash-flow generation, and a well-controlled risk profile, UBS is one of the soundest finan-
cial institutions worldwide. UBS’s long-term credit ratings are shown in the table below. Each of these ratings reflects only the view of the applicable rating agency at the time the rating was issued, and any explanation of the significance of a rating may be obtained only from the rating agency. A security rating is not a recommendation to buy, sell or hold securities and each rating should be evaluated independently of any other rating. There is no assurance that any credit rating will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn entirely by the rating agency if, in the rating agency’s judgment, circumstances so warrant.

Long-term ratings

As at
	31.12.05	31.12.04	32.12.03

Fitch, London	AA+	AA+	AAA

Moody’s, New York	Aa2	Aa2	Aa2

Standard & Poor’s, New York	AA+	AA+	AA+

Capital Management & UBS Shares
Treasury shares

Treasury shares

Under IFRS accounting rules, UBS shares held for trading or non-trading purposes are recorded as treasury shares and deducted from shareholders’ equity. Our holding of treasury shares decreased to 104,259,874 or 9.6% of shares issued on 31 December 2005, from 124,663,310 or 11.1% on the same date a year ago. Of the treasury shares held, 33,885,000 are earmarked for cancellation whereas the other 70,374,874 cover employee share and option programs and, to a limited extent, market-making activities at the Investment Bank.

Treasury shares earmarked for cancellation
(share buyback program 2005/2006)

Strong earnings and careful management of our balance sheet allowed us to conduct a share buyback program for the sixth consecutive year in 2005 – giving us the opportunity to reduce the number of issued UBS shares, enhancing earnings per share. Under Swiss regulations, a company wishing to cancel shares must purchase them on the stock exchange under a special security code that clearly identifies to the market the time and quantity of shares repurchased for that specific purpose. As in previous years, we announced a maximum Swiss franc amount to be used for share purchases under the buyback program. The level of repurchases is determined by our capital management plan, which is adjusted throughout the year to reflect changes in business plans or acquisition opportunities. Our strong cash flow generation combined with our sound capitalization allows us to invest in the growth of our businesses by growing organically or making acquisitions. In the absence of such opportunities, we would return any excess capital to shareholders through share buybacks or dividends. UBS publishes the number of shares repurchased and the average price paid on a weekly basis on the internet at www.ubs.com/investors.

At the Annual General Meeting on 21 April 2005, shareholders gave the Board of Directors a mandate to set up a repurchase program in 2005 / 2006 for a maximum amount of CHF 5 billion. At the AGM on 19 April 2006, shareholders will be asked to approve the cancellation of 37,100,000 shares representing a total value of CHF 4.0 billion under the program that ended on 7 March 2006. The shares will be cancelled in summer 2006.

The table below shows the impact on basic earnings per share of the purchase of treasury shares through the second line buyback program.

Treasury share holdings for employee participation plans

UBS shares are also purchased and held to satisfy share delivery obligations under UBS’s share and option-based participa-

Effect of second trading line program on basic earnings per share (EPS)

	For the year ended
	31.12.05	31.12.04	31.12.03

Weighted average shares for basic EPS after treasury shares	1,006,993,877	1,029,918,463	1,086,161,476

Weighted average second trading line treasury shares [1]	272,169,755	236,970,415	182,301,119

Basic EPS	13.93	7.78	5.44

Cumulative impact of treasury shares on basic EPS (CHF) [1]	2.96	1.45	0.79

Cumulative impact of treasury shares on basic EPS (%) [1]	21.2	18.6	14.5

1 From first share buyback program in 2000.

Capital Management & UBS Shares

tion plans that align the long-term interests of executives, managers, staff and shareholders. For share-based participation plans, UBS shares are purchased in the market and set aside for future distribution to employees once the holding period criteria have been met. For satisfying future share delivery obligations out of employee option plans, UBS shares are also purchased in the market and held to partially hedge the future obligations.

At year-end, a total of 90.9 million outstanding employee options at an average exercise price of CHF 84 represented potential future share delivery obligations to employees, which UBS currently mainly satisfies through the delivery of treasury shares purchased in the market. In 2005, a total of 30.7 million employee options were exercised and an additional 22.6 million new options were granted. In future, and subject to the approval by the AGM, UBS will use conditional capital to cover newly granted employee options. For more information, read page 93.

Treasury shares held by the Investment Bank

The Investment Bank, acting as liquidity provider to the equity futures market and as a market maker in UBS shares and derivatives, has issued derivatives linked to UBS stock. Most of these instruments are classified as cash-settled derivatives and are held for trading purposes only. To hedge the economic exposure, a limited number of UBS shares are held by the Investment Bank.

The presentation in the table below does not include movements in UBS share positions held by the Investment Bank.

Treasury shares – statutory limit

Under the Swiss Stock Exchange Act, treasury shares held by the company must be reported once they rise above a certain threshold. UBS’s holding in its shares remained between 5% and 10% throughout 2005.

Treasury share activities

					Treasury shares purchased for
					employee share and option parti-
	Share buyback program				cipation plans and acquisitions [1]		Total number of shares
	Number	Average	Remaining volume of share		Number	Average	Number	Average
Month of purchase	of shares	price in CHF	buyback program in CHF million		of shares	price in CHF	of shares	price in CHF

January, 2005	0	0.00	2004 / 2005 program	2,457	94,650	95.04	94,650	95.04

February, 2005	0	0.00	2004 / 2005 program	2,457	90,555	102.67	90,555	102.67

March, 2005	0	0.00	2005 / 2006 program	5,000	11,872,485	102.38	11,872,485	102.38

April, 2005	3,050,000	101.30	2005 / 2006 program	4,691	2,461,870	100.92	5,511,870	101.13

May, 2005	0	0.00	2005 / 2006 program	4,691	3,525,905	95.90	3,525,905	95.90

June, 2005	3,000,000	99.00	2005 / 2006 program	4,394	792,535	97.27	3,792,535	98.64

July, 2005	7,365,000	102.30	2005 / 2006 program	3,641	118,834	102.75	7,483,834	102.30

August, 2005	5,950,000	104.77	2005 / 2006 program	3,017	974,188	103.79	6,924,188	104.63

September, 2005	7,705,000	106.93	2005 / 2006 program	2,193	5,381,325	106.96	13,086,325	106.94

October, 2005	4,650,000	111.20	2005 / 2006 program	1,676	1,134,848	111.49	5,784,848	111.25

November, 2005	0	0.00	2005 / 2006 program	1,676	8,933,201	119.33	8,933,201	119.33

December, 2005	2,165,000	126.31	2005 / 2006 program	1,403	5,086,761	124.16	7,251,761	124.80

1 This table excludes market-making and related hedging purchases by UBS. The table also excludes UBS shares purchased by investment funds managed by UBS for clients in accordance with specified investment strategies that are established by each fund manager acting independently of UBS; and also excludes UBS shares purchased by pension and retirement benefit plans for UBS employees, which are managed by a board of UBS management and employee representatives in accordance with Swiss law guidelines. UBS’s pension and retirement benefit plans purchased 82,225 UBS shares during the year and held 1,794,576 UBS shares as at 31 December 2005.

					Maximum					Unutilised
					Volume	Amount	Total shares		Average Price	volume
Program	Announcement	Beginning	Expiration	Cancellation	CHF billion	CHF billion	purchased		CHF	CHF billion

2000 / 2001	14.12.99	17.01.00	02.03.01	13.07.01	4	4.0	55,265,349	[1]	72.37	0

2001 / 2002	22.02.01	05.03.01	05.03.02	05.07.02	5	2.3	28,818,690		79.46	2.7

2002 / 2003	14.02.01	06.03.02	08.10.02	10.07.03	5	5.0	67,700,000		73.84	0

2002 / 2003	09.10.02	11.10.02	05.03.03	10.07.03	3	0.5	8,270,080		64.07	2.5

2003 / 2004	18.02.03	06.03.03	05.03.04	30.06.04	5	4.5	59,482,000		75.93	0.5

2004 / 2005	10.02.04	08.03.04	07.03.05	08.07.05	6	3.5	39,935,094		88.72	2.5

2005 / 2006 [2]	08.02.05	08.03.05	07.03.06		5	3.6	33,885,000		106.16	1.4

1 Restated for stock split.  2 Status as per 31 December 2005. Program will continue until 7 March 2006.

Capital Management & UBS Shares
Dividends

Dividends

UBS normally pays an annual dividend to shareholders registered as of the date of the Annual General Meeting (the record date). Payment is usually scheduled three business days thereafter.

The level of our dividend is dependent on our targeted capital ratios and the cash flow generation of the company. Our dividend policy takes into account the fact that our shareholders have different preferences for receiving shareholder returns: some prefer cash dividends, some prefer share buy-backs. By pursuing both avenues, we aim to attract and retain the widest, most diverse global shareholder base.
The decision on dividend payments falls under the AGM’s authority and is subject to shareholder approval.

Dividend in 2005

We were able, after the approval of the Annual General Meeting of shareholders on 21 April 2005, to pay a dividend of CHF 3.00 for 2004, 15.4% higher than the previous year’s CHF 2.60. Shareholders in the US received a net dividend payment of USD 1.65 per share. This excludes the 35% Swiss withholding tax that can partly be reclaimed by US investors. The ex-dividend date was 22 April 2005. Payment took place on 26 April 2005 for shareholders of record on 21 April 2005.

For details on the distribution planned in 2006 for the 2005 financial year (dividend and par value repayment), please refer to the sidebar on the next page.

US shareholders

UBS’s share registry is divided into two parts. There is a Swiss register, which is maintained by UBS acting as Swiss transfer agent, and a US register, which is maintained by Mellon Investor Services, as US transfer agent. A shareholder is entitled to hold shares registered in his / her name on either register and to transfer shares from one register to the other upon giving proper instruction to the transfer agents.

For more details on “Shareholders’ participation rights” refer to page 122 in this report.
The norm in the US is to declare dividends at least ten days in advance of the applicable record date with ex-dividend trading commencing two days before the record date. To en-

sure that shareholders on the Swiss and US registers are similarly treated in connection with dividend payments, and to avoid disparities between the two markets, NYSE trading takes place with due bills for the two-business day period preceding the dividend record date.

UBS pays dividends in Swiss francs. For UBS ordinary shares held in street name through The Depository Trust Company – a member of the US Federal Reserve System, a limited-purpose trust company under New York State banking law and a registered clearing agency with the Securities and Exchange Commission – any dividend will be converted into US dollars. Holders of UBS ordinary shares registered on the US register will receive dividend payments in US dollars unless they provide notice to Mellon Investor Services that they wish to receive dividend payments in Swiss francs.
UBS will fix the US dollar dividend and par value payment amount on the basis of the DJ Interbank Foreign Exchange rate for sale of Swiss francs against US dollars on 20 April 2006 and 10 July 2006 respectively.
Holders of UBS shares are subject to 35% withholding tax on dividends they receive from UBS. Shareholders in the US can normally reclaim part of this, bringing their tax rate down to 15%. Par value repayments are not subject to withholding tax and are distributed in full. Further disclosure relating to the taxation of US holders of UBS shares can be found in our Form 20-F, in section E of item 10.

Capital Management & UBS Shares

Capital management and shareholder distribution in 2006

At the AGM on 19 April in Basel, the Board of Directors will propose a series of corporate actions impacting the capital management of UBS.

Distribution to shareholders

For the financial year 2005, the Board of Directors will recommend a total payout of CHF 3.80 per share at the AGM. The payout comprises a regular dividend of CHF 3.20, up 7% from a year earlier to be distributed in April (ex-dividend date 20 April 2006, with payment on 24 April 2006 for shareholders of record on 19 April 2006), plus a one-time par value repayment of CHF 0.60 per share. The repayment will allow UBS shareholders to benefit from the gain realized from the sale of Private Banks & GAM. The par value repayment is exempt from Swiss withholding tax and it will be paid out two months after the dividend (ex-date 10 July 2006, with payment on
12 July 2006 for shareholders of record on 7 July 2006).

Share split 2-for-1

The Board will also recommend a 2-for-1 share split. If approved by shareholders, it will become effective on 10 July 2006. Combined with the par value repayment, this will reduce the par value of each share to CHF 0.10. UBS believes this will improve trading and liquidity of its shares, and bring the price more in line with other major companies whose shares are traded on international financial markets.

Creation of conditional capital

The Board will ask the AGM to approve the creation of conditional capital of a maximum of 75 million shares (150 million after the split) to fund our employee share option programs. Currently, UBS holds treasury shares to cover the need to deliver shares at the point when options are exercised. If approved by shareholders, the creation of conditional capital will help UBS to avoid substantial holdings of own shares over extended periods and add transparency to its capital management. Neither UBS’s use of options as part of its overall compensation strategy, nor its disciplined approach to capital management, will change.

New share buyback program for 2006/2007

Given our continued strong cash flow generation, the Board of Director will propose a new share buyback program for capital reduction. This will be the eighth consecutive second line buyback program. It started on 8 March 2006 and will allow for a maximum of CHF 5 billion in shares to be repurchased. The program will run until 7 March 2007.

Capital Management & UBS
Shares UBS shares in 2005

UBS shares in 2005

UBS shares are listed on the Swiss Exchange (where they are traded on virt-x), and on the New York and Tokyo stock exchanges. For a detailed definition of UBS shares (par value, type, rights of security), see page 99 of the Corporate Governance section.

Major equity markets, except in the US, saw significant gains in 2005. Investor sentiment was buoyed by the positive rate of economic growth around the world and the generally high level of corporate earnings. In the US, the crisis of the automobile industry sharpened in spring and was a temporary drag on market sentiment and performance, with the fall-out from Hurricane Katrina slowing US consumer sentiment in the second half of the year. Banking and financial stocks recorded strong gains in 2005, with the DJ Stoxx Banks Index rising 21.2%. The DJIA eased 0.6%, the S&P 500 rose 3% and the MSCI (World) Index increased 7.6%. UBS shares outpaced the market’s overall gains, closing the year 31.2%

Ticker symbols

Trading exchange	Bloomberg	Reuters

virt-x	UBSN VX	UBSN.VX

New York Stock Exchange	UBS US	UBS.N

Tokyo Stock Exchange	8657 JP	UBS.T

higher at CHF 125.10 – outstripping its main benchmark, the DJ Stoxx Banks Europe index.

The first quarter started with mixed sentiment in the financial markets, with many investors expecting US interest rates to rise, bringing with it a flatter yield curve, wider spreads and lower market volatility. UBS shares rose 4.4% in first quarter 2005 to CHF 101 as its fourth quarter 2004 results, announced in February, beat the market consensus by 5%. It also raised its dividend for 2004 by 15% to CHF 3.00 a share.
In second quarter, markets slowed perceptibly. Credit spreads widened unexpectedly, driven by the GM and Ford credit downgrades. There were also fears that hedge fund losses would trigger massive redemptions from investors. Oil prices increased rapidly, prompting observers to forecast significantly slower economic growth, corporate activity and private consumption. Towards the end of the quarter, however, equity markets staged a strong recovery on expectations of an improvement in the credit environment and the belief that financial sector shares would benefit most. UBS shares fell 1% to CHF 100 in second quarter, tracing the overall market, and after it released first quarter results in line with the market consensus.
The third quarter saw the strong recovery in the equity markets continue as investors, taking their cue from buoyant corporate earnings and continued solid economic growth,

Capital Management & UBS Shares

UBS share data

	As at
Registered shares	31.12.05	31.12.04	31.12.03

Total shares outstanding	1,088,632,522	1,126,858,177	1,183,046,764

Total shares ranking for dividend	1,054,747,522	1,086,923,083	1,126,339,764

Treasury shares	104,259,874	124,663,310	136,741,227

Weighted average shares (for basic EPS calculations)	1,006,993,877	1,029,918,463	1,086,161,476

Weighted average shares (for diluted EPS calculations)	1,048,595,770	1,081,961,360	1,138,800,625

	For the year ended
CHF	31.12.05	31.12.04	31.12.03

Earnings per share

Basic EPS	13.93	7.78	5.44

Basic EPS from continuing operations, before goodwill	9.78	8.02	5.72

Diluted EPS	13.36	7.40	5.19

Diluted EPS from continuing operations, before goodwill	9.39	7.64	5.46

UBS shares and market capitalization

	As at			% change from
Number of shares, except where indicated	31.12.05	31.12.04	31.12.03	31.12.04

Total ordinary shares issued	1,088,632,522	1,126,858,177	1,183,046,764	(3)

Second trading line treasury shares

2002 first program

2002 second program

2003 program			(56,707,000)

2004 program		(39,935,094)

2005 program	(33,885,000)

Shares outstanding for market capitalization	1,054,747,522	1,086,923,083	1,126,339,764	(3)

Share price (CHF)	125.10	95.35	84.70	31

Market capitalization (CHF million)	131,949	103,638	95,401	27

Total treasury shares	104,259,874	124,663,310	136,741,227	(16)

Trading volumes

	For the year ended
1000 shares	31.12.05	31.12.04	31.12.03

SWX total (virt-x)	957,896	827,064	987,743

SWX daily average (virt-x)	3,684	3,256	3,951

NYSE total	99,347	80,853	71,096

NYSE daily average	382	321	282

became increasingly active. Activity in the merger and acquisitions market was at its strongest level seen in six years. UBS shares traced those developments, rising 10% to CHF 110. Its second quarter results came in sharply above expectations, beating the market consensus by 26%.

The fourth quarter was characterized by a further strong improvement in investor sentiment. Markets believed that economies around the world would continue to grow briskly and that energy prices would soon start to decline. Corporate merger and acquisition activity remained very strong as well.

UBS shares rose to their all-time high just above CHF 125 in fourth quarter. It rose 13.7% in the quarter, significantly outpacing the S&P’s 4.8% and the SMI’s 9.3% gains. In early November, the firm reported third quarter earnings that were 8% above the market consensus.

Share liquidity

During 2005, daily average volume in UBS shares on virt-x was 3.7 million shares. On NYSE, it was 383,973 shares. Because

Capital Management & UBS Shares
UBS shares in 2005

Stock exchange prices 1

	SWX Swiss Exchange			New York Stock Exchange
	High (CHF)	Low (CHF)	Period end (CHF)	High (USD)	Low (USD)	Period end (USD)

2005

Fourth quarter 2005	127.00	105.50	125.10	98.04	82.43	95.15

December	127.00	123.20	125.10	98.04	95.11	95.15

November	124.30	113.00	121.30	94.42	87.60	91.92

October	112.90	105.50	109.50	87.30	82.43	85.67

Third quarter 2005	112.30	100.80	110.00	86.80	77.83	85.50

September	112.30	103.00	110.00	86.80	83.25	85.50

August	106.20	102.00	102.60	83.93	80.70	82.10

July	105.90	100.80	105.90	82.43	77.83	81.96

Second quarter 2005	102.80	94.45	100.00	85.86	77.19	77.85

June	100.20	97.95	100.00	79.25	77.19	77.85

May	97.25	94.45	96.25	81.49	77.35	77.35

April	102.80	94.65	95.20	85.86	78.95	80.30

First quarter 2005	104.60	93.50	101.00	89.42	79.39	84.40

March	103.40	100.50	101.00	89.42	83.55	84.40

February	104.60	97.15	100.90	87.72	81.72	86.75

January	97.20	93.50	96.45	84.13	79.39	81.38

2004	98.35	81.60	95.35	84.37	64.94	83.84

Fourth quarter 2004	96.35	84.00	95.35	84.37	70.10	83.84

Third quarter 2004	91.00	81.60	87.90	72.38	64.94	70.33

Second quarter 2004	98.35	88.25	88.25	76.05	68.89	71.06

First quarter 2004	97.05	85.70	94.10	79.25	67.92	74.49

2003	85.40	49.80	84.70	68.16	38.00	67.99

Fourth quarter 2003	85.40	74.85	84.70	68.16	57.54	67.99

Third quarter 2003	80.50	73.50	74.10	59.25	54.38	56.23

Second quarter 2003	75.75	58.90	75.35	58.35	43.58	55.40

First quarter 2003	72.10	49.80	57.50	51.86	38.00	42.70

2002	84.30	51.05	67.20	51.99	34.54	48.12

Fourth quarter 2002	75.45	51.05	67.20	50.88	34.54	48.12

Third quarter 2002	75.15	56.80	61.30	49.94	37.86	41.00

Second quarter 2002	84.15	69.80	74.85	51.99	46.90	49.89

First quarter 2002	84.30	73.00	82.80	50.50	43.27	49.75

2001	96.83	62.10	83.80	58.49	40.12	50.00

Fourth quarter 2001	86.85	69.70	83.80	52.83	43.23	50.00

Third quarter 2001	86.33	62.10	75.60	49.73	40.12	46.15

Second quarter 2001	92.00	77.50	85.83	51.47	44.87	47.02

First quarter 2001	96.83	72.33	83.17	58.49	43.02	47.68

1 The share prices and volumes have been adjusted for the two-for-one share split that became effective on 8 May 2000 and for the three-for-one share split effective 16 July 2001.

of the greater volume on virt-x, trading of UBS shares there is expected to remain the main factor determining the movement in our share price.

During the hours in which both virt-x and NYSE are simultaneously open for trading (currently 3:30 pm to 5.30 pm Central European Time), price differences are likely to be arbitraged away by professional market makers. The NYSE price will therefore typically be expected to depend on both the virt-x price and the prevailing US dollar / Swiss franc exchange rate. When virt-x is closed for trading, traded volumes will typically be lower. However, the specialist firm making a market in UBS shares on the NYSE, Van der Moolen, is required to facilitate sufficient liquidity and an orderly market in UBS shares.

Corporate Governance

UBS is committed to meeting high standards of corporate governance. Our corporate and executive bodies are organized in line with leading codes of best practice. The ultimate aim of our corporate governance is to lead UBS to success.

Corporate Governance
Introduction and principles

Introduction and principles

Corporate governance – the way that the leadership and management of the firm are organized and how they operate in practice – ultimately aims to lead UBS to success, protecting the interests of its shareholders and creating value for them and for all stakeholders. Good corporate governance seeks to balance entrepreneurship, control and transparency, while supporting the firm’s success by ensuring efficient decision-making processes.
UBS fully complies with the standards established in the “Swiss Code of Best Practice for Corporate Governance” and the “SWX Swiss Exchange Directive on Information Relating to Corporate Governance”, both effective since 1 July 2002. UBS also meets the New York Stock Exchange (NYSE) corporate governance standards applicable to listed foreign companies and complies with the overwhelming majority of NYSE standards for US domestic issuers. The few exceptions, mainly due to different legal systems in Switzerland and the US relating to the role, responsibilities and authorities of the Board of Directors and the Annual General Meeting (AGM), are explained on pages 132–134. UBS complies with the applicable requirements of the US Sarbanes-Oxley Act of 2002, including the certification of UBS’s Annual Report on Form 20-F by the CEO and the CFO.

SWX Swiss Exchange Reporting on Corporate Governance

The Corporate Governance section contains the following information required by the SWX Swiss Exchange Directive on Information relating to Corporate Governance:
–	Group structure and shareholders
–	Capital structure
–	Board of Directors
–	Senior management (Group Executive Board/GEB)
–	Compensation, shareholdings and loans
–	Shareholders’ participation rights
–	Change of control and defense measures
–	Auditors
–	Information policy

     This section summarizes the regulatory and supervisory environment of UBS in its principal locations and describes how UBS complies with the NYSE listing standards on corporate governance. In addition, it provides a list of all members of the Group Managing Board and the Vice Chairmen of the Business Groups who, together with the GEB, form the senior leadership of the firm.

The chapter on executive compensation has been further enhanced, providing a broader picture of UBS’s overall compensation philosophy. It also provides information on how executive compensation decisions are made.

Corporate Governance

Corporate Governance
Group structure and shareholders

Group structure and shareholders

Under Swiss company law, UBS is organized as a limited company, a corporation that has issued shares of common stock to investors. UBS AG is the parent company of the UBS Group.

UBS Group legal entity structure

The legal entity structure of UBS is designed to support its businesses within an efficient legal, tax, regulatory and funding framework. None of the Business Groups of UBS or its Corporate Center are separate legal entities. They operate out of the parent bank, UBS AG, through its branches worldwide. The goal of this structure is to capitalize on the increased business opportunities and cost efficiencies offered by the use of a single legal platform and to enable the flexible and efficient use of capital.

Where it is either not possible or not efficient to operate out of the parent bank, usually due to local legal, tax or regulatory rules or as a result of additional legal entities joining the UBS Group through acquisition, businesses operate through local subsidiaries. The significant operating subsidiary companies of the Group are listed in note 35 to the financial statements.

Operational group structure

The three Business Groups – Global Wealth Management & Business Banking (with its three business units Wealth Management International & Switzerland, Wealth Management US, and Business Banking Switzerland), Global Asset Management, and Investment Bank – together with Corporate Center – form the operational structure of the Group’s financial businesses. Performance is reported according to this structure (see our Financial Report 2005). A description of the Business Groups and their strategy, structure, organization, products and services is contained in this Handbook on pages 8–13. In addition, the UBS Group accounts contain a separate reporting segment called Industrial Holdings, which was created in 2004 following the full consolidation of Motor-Columbus AG into the financial statements (and which also includes our private equity holdings). This allows UBS to maintain continuity in the presentation and analysis of the core financial businesses.

Listed and non-listed companies belonging to the Group (consolidated entities)

Motor-Columbus AG, Baden (Switzerland), listed on the SWX Swiss Exchange, share capital CHF 253 million, capitalization on 31 December 2005 CHF 2,464.2 million, UBS stake

55.6%, Valor No 212427 / ISIN CH0002124276, was fully consolidated in UBS’s financial statements in third quarter 2004 following the acquisition of a majority stake on 1 July 2004. UBS announced the intended sale of Motor-Columbus AG on 30 September 2005.

The UBS Group includes a great number of other subsidiaries, none of which, however, is listed. For details of significant subsidiaries, see note 35 to the financial statements.

Significant shareholders

Chase Nominees Ltd., London, acting in its capacity as a nominee for other investors, was registered with 8.55% of all shares issued as of 31 December 2005, compared to 8.76% at year-end 2004 and 8.27% at year-end 2003. DTC (Cede & Co.), New York, “The Depository Trust Company”, a US securities clearing organization, was registered as a shareholder for a great number of beneficial owners with 9.95% of all shares issued as of 31 December 2005 (5.77% as of 31 December 2004). According to UBS’s Regulation on the Registration of Shares, voting rights of nominees are restricted to 5%, while clearing and settlement organizations are exempt from this restriction. No other shareholders hold more than 5% of all shares issued. Ownership of UBS shares is widely spread. The tables on the next page provide information about the distribution by category of shareholders and by geography. This information relates only to registered shareholders and cannot be assumed to be representative of the entire UBS investor base. Only registered shareholders are entitled to exercise voting rights.

Under the Swiss Stock Exchange Act, anyone holding shares in a company listed in Switzerland has to notify the company and the stock exchange if the holding attains, falls below or exceeds the following thresholds: 5, 10, 20, 33 1/3, 50, or 66 2/3% of the voting rights, whether they are exercisable or not. The methodology for calculating the limit is defined in the Ordinance of the Swiss Federal Banking Commission on the Stock Exchange (disclosure of shareholdings) and includes, among others, securities lending and share acquisition rights that provide entitlement for the future acquisition of shares. Since 13 September 2002, UBS’s holdings of its own shares have been above the 5% threshold requiring disclosure under the Swiss Stock Exchange law. UBS’s position in its own shares remained between 5 and 10% throughout 2005.

Corporate Governance
Group structure and shareholders

     At year-end, UBS’s holdings in its own shares were 8.5% of the total share capital in the form of shares. It also held a further potential 0.5% of total share capital through derivatives UBS held on its own shares.

Cross shareholdings

UBS has no cross shareholdings in excess of a reciprocal 5% of capital or voting rights with any other company.

Distribution of UBS shares

As at 31.12.05	Shareholders registered			Shares registered
Number of shares registered	Number		%	Number		% of shares issued

1 – 100	45,707		24.9	2,514,038		0.2

101 – 1,000	110,138		60.0	41,234,198		3.8

1,001 – 10,000	25,641		14.0	64,654,096		5.9

10,001 – 100,000	1,896		1.0	49,471,331		4.5

100,001 – 1,000,000	252		0.1	73,679,613		6.8

1,000,001 – 5,000,000	57		0.0	111,164,245		10.2

5,000,001 – 10,886,325 (1%)	10		0.0	73,829,006		6.8

1 – 2%	2		0.0	38,631,861		3.6

2 – 3%	1		0.0	25,633,959		2.4

3 – 4%	0		0.0	0		0.0

4 – 5%	0		0.0	0		0.0

Over 5%	2	[1]	0.0	191,568,442		17.6

Total registered	183,706		100.0	672,380,789		61.8

Unregistered [2]				416,251,733		38.2

Total shares issued				1,088,632,522	[3]	100.0

1 As at 31.12.2005, DTC (Cede & Co.), New York, the US securities clearing organization, was registered with 9.95% of all shares issued. Chase Nominees Ltd., London, was entered as a trustee / nominee holding 8.55% of all shares issued.  2 Shares not entered in the share register at 31 December 2005. 3  Registered shares of 151,713,384 do not carry voting rights.

Shareholders: type and distribution

	Shareholders		Shares
As at 31.12.05	Number	%	Number	%

Individual shareholders	176,651	96.2	128,924,931	11.8

Legal entities	6,542	3.5	145,887,707	13.5

Nominees, fiduciaries	513	0.3	397,568,151	36.5

Unregistered			416,251,733	38.2

Total	183,706	100.0	1,088,632,522	100.0

Switzerland	166,338	90.5	242,702,252	22.3

Europe	12,089	6.6	224,247,509	20.6

North America	2,441	1.3	159,272,770	14.6

Other countries	2,838	1.6	46,158,258	4.3

Unregistered			416,251,733	38.2

Total	183,706	100.0	1,088,632,522	100.0

Corporate Governance

Corporate Governance
Capital structure

Capital structure

UBS is committed to capital management that is driven by shareholder value considerations. At the same time, UBS is dedicated to remaining one of the best-capitalized financial services firms in the world.

Capital

Under Swiss company law, shareholders have to approve in a shareholders’ meeting any increase in the total number of issued shares, which may be an ordinary share capital increase or the creation of conditional or authorized capital. At year-end 2005, the ordinary share capital was CHF 870,906,017.60.

At the Annual General Meeting (AGM) on 21 April 2005, shareholders gave the Board of Directors a mandate to continue a repurchase program during 2005/2006 for a maximum amount of CHF 5 billion. At the AGM on 19 April 2006, shareholders will be asked to approve the cancellation of 37,100,000 shares repurchased under this program and to reduce the ordinary share capital accordingly.

Conditional and authorized share capital

At year-end 2005, conditional share capital totaled CHF 1,458,800.80, corresponding to a maximum of 1,823,501 shares. The conditional capital was created in 2000 in connection with the acquisition of Paine Webber Group Inc. to cover option rights granted by the PaineWebber Group to its employees. The subscription ratio, time limits and further details of these options were determined by PaineWebber before the merger and were assumed by UBS. Options under these plans are exercisable at any time between their vesting and the expiry date. Shareholders’ pre-emptive rights are excluded. During 2005, options with respect to 1,709,439 shares were exercised under these plans, and 72 options expired without being exercised.

     UBS has currently no further approval from shareholders to issue new shares under conditional or authorized capital. However, at the 2006 AGM, shareholders will also be asked to approve conditional capital in the amount of 75,000,000 UBS shares to be used for employee option grants limited to a period of three years. For details see the Capital Management & UBS Share section on pages 88–96 of this Handbook.

Changes of shareholders’ equity

Equity attributable to UBS shareholders for the Group amounted to CHF 44.3 billion on 31 December 2005. For all details on changes in shareholders equity over the last three years, please refer to pages 76–77 of the Financial Report 2005.

Shares, participation and bonus certificates, capital securities

UBS shares are issued as Global Registered Shares. Each share has a par value of CHF 0.80 and carries one vote. Voting rights may, however, only be exercised if the holder expressly declares having acquired these shares in his own name and for his own account. Global Registered Shares provide direct and equal ownership for all shareholders, irrespective of the country and stock exchange where they are traded. For details, see the Shareholders’ participation rights section on pages 122–123 of this Handbook.

On 31 December 2005, 520,667,405 shares carried voting rights, 151,713,384 shares were entered in the share register without voting rights, and 416,251,733 shares were not registered. All 1,088,632,522 shares were fully paid up, and

Proposed corporate actions for the AGM 2006

–	Dividend payment of CHF 3.20 per share (increase of CHF 0.20 compared to last year), to be distributed to shareholders in April 2006
–	One off capital repayment of CHF 0.60 per share, leading to a par value reduction from CHF 0.80 to CHF 0.20 per share. This is due to the sale of the Private Banks &
GAM to Julius Baer in 2005. The par value reduction will be paid out to the shareholders in July 2006
–	A 2-for-1 share split, effective 10 July 2006, reducing the par value from CHF 0.20 to CHF 0.10
–	New CHF 5 billion share repurchase program for 2006 / 2007
to be launched on 8 March 2006 after the 2005/2006 program ends
–	Creation of conditional capital in the amount of 75,000,000 UBS shares (150,000,000 after the 2-for-1 share split) to be used for employee option grants, limited to a period of three years

Corporate Governance
Capital structure

Ordinary share capital

	Share capital in CHF	Number of shares	Par value in CHF

As at 31 December 2004	901,486,542	1,126,858,177	0.80

Share repurchase programs 2004 / 2005: Cancelation of shares upon AGM decision of 21 April 2005	(31,948,075)	(39,935,094)	0.80

Options excercised from conditional capital	1,367,551	1,709,439	0.80

As at 31 December 2005	870,906,018	1,088,632,522	0.80

1,054,747,522 shares ranked for dividends. There are no preferential rights for individual shareholders.

UBS has not issued any participation certificates or bonus certificates.
UBS raised CHF 1.6 billion hybrid Tier 1 capital in the form of preferred shares denominated in euros and raised CHF 2.6 billion in subordinated debt in various currencies in capital markets in 2005 to fund its operations with capital securities. Outstanding Tier 2 capital securities accounted for CHF 7.2 billion in eligible capital as of 31 December 2005. Additionally, UBS has CHF 5.0 billion in preferred shares outstanding which count as Tier 1 capital under regulatory rules.

Limitation on transferability and nominee registration

UBS does not apply any restrictions or limitations on the transferability of its shares. Shares registered according to the provisions in the Articles of Association (express declaration of beneficial ownership) may be voted without any limit in scope.

UBS has issued special provisions for the registration of fiduciaries/nominees. Fiduciaries/nominees are entered in the share register with voting rights up to a total of 5% of all shares issued, if they agree to disclose, upon request from the firm, beneficial owners holding 0.3% or more of all UBS shares. An exception to the 5% rule exists for securities clearing organizations such as The Depository Trust Company (DTC) in New York and SIS SegaInterSettle in Switzerland.

Convertible bonds and options

     UBS currently has no convertible debt on UBS shares outstanding. The only options outstanding were 90,882,545 employee options on UBS shares as reported in note 31c to the financial statements. For a total of 1,823,501 of those options, exercise will be satisfied through the creation of newly issued shares (conditional capital). Share capital would therefore be increased by a maximum of CHF 1,458,800.80. Once the proposed conditional capital is approved by the Annual General Meeting 2006, the number of options exercisable against the creation of newly issued shares will increase. For the other employee options, exercise would be satisfied by the delivery of already issued treasury shares.

The Investment Bank, acting as liquidity provider to the equity futures market and as a market maker in UBS shares and derivatives, has issued derivatives linked to UBS stock. Most of these instruments are classified as cash-settled derivatives and are held for trading purposes only. To hedge the economic exposure, a limited number of UBS shares are held by the Investment Bank.

Corporate Governance

Corporate Governance
Board of Directors

Board of Directors

The Board of Directors is the most senior body with ultimate responsibility for the strategy and management of the company and for the supervision of its executive management. The shareholders elect each member of the Board, which appoints the Chairman, the Vice Chairmen, and the members of the various Board Committees.

Members of the Board of Directors

The texts in the boxes below provide information on the composition of the Board of Directors as of 31 December 2005. It shows each member’s functions in UBS, nationality, year of initial appointment to the Board and current term of office, professional history and education, date of birth, and other activities and functions such as mandates on boards of important corporations, organizations and foundations, permanent functions for important interest groups and official functions and political mandates.

As of the AGM held on 21 April 2005, Marcel Ospel and Lawrence A. Weinbach were re-elected as their term of office expired. Alberto Togni, who had reached retirement age, did not stand for re-election. Marco Suter and Peter Voser were newly elected to the Board.
As of 31 December 2005, the Board consisted of 11 directors, of which the majority – eight members – were non-executive and independent.

Marcel Ospel
Professional history, education and date of birth
Marcel Ospel has been Chairman of the Board of Directors of UBS AG since 2001. Prior to this, he served as Group Chief Executive Officer of UBS. He was the President and Group Chief Executive Officer of Swiss Bank Corporation (SBC) from 1996 to 1998. He was appointed CEO of SBC Warburg in 1995, having been a member of the Executive Board of SBC since 1990. From 1987 to 1990, he was in charge of Securities Trading and Sales at SBC. From 1984 to 1987, Mr. Ospel was a Managing Director with Merrill Lynch Capital Markets, and from 1980 to 1984, he worked at SBC International London and New York in the Capital Markets division. He began his career at SBC in the Central Planning and Marketing Division in 1977. Mr. Ospel graduated from the School of Economics and Business Administration (SEBA) in Basel and holds an “Honorary Doctor of Laws Degree” of the University of Rochester. He was born on 8 February 1950.

Other activities and functions
Mandates on boards of important corporations, organizations, and foundations:
Marcel Ospel is a member of the International Capital Markets Advisory Committee of the Federal Reserve Bank of New York, and holds mandates with the Monetary Authority of Singapore’s International Advisory Panel. He is a trustee of the Foundation Board of the Patronate Committee for the Basel Museums of Art, and of the Committee for the Museum of Antiques, Basel, and is the Chairman of the “Optimus Foundation”, a charitable foundation administered by UBS.
Permanent functions for important interest groups:
Marcel Ospel is the treasurer of “Economiesuisse”, the Swiss business federation, Zurich, and is a member of the European Financial Services Round Table, Brussels.

Address	UBS AG Bahnhofstrasse 45 CH-8098 Zurich

Function in UBS	Chairman

Nationality	Swiss

Year of initial appointment	2001

Current term of office runs until	2008

Stephan Haeringer
Professional history, education and date of birth
Before being elected to the Board of Directors in 2004, Stephan Haeringer was Deputy President of the Group Executive Board, a position he held between 2002 and 2004. Between 2000 and 2002, he was CEO of UBS Switzerland and the Private and Corporate Clients business. In 1998, following the UBS-SBC merger, he was appointed the Division Head of Private and Corporate Clients. He originally joined the former Union Bank of Switzerland in 1967, assuming a broad variety of responsibilities within the firm – among them Chief Executive Officer Region Switzerland, Division Head Private Banking and Institutional Asset Management and Head of the Financial Division. Between 1967 and 1988, Mr. Haeringer was assigned various management roles in the areas of Investment Counseling, Specialized Investments, Portfolio Management, Securities Administration, and Collateral Loans. He received professional training at Williams de Broe Hill Chaplin & Cie, London, and at Goldman Sachs & Co. and Brown Brothers Harriman in New York. Mr. Haeringer was born on 6 December 1946.

Other activities and functions
Mandates on boards of important corporations, organizations, and foundations:
Stephan Haeringer is a member of the Board of the Helmut Horten Foundation, Croglio (Ticino, Switzerland), Chairman of the Foundation Board of the UBS Pension Fund, a member of the Board Committee of the Zurich Chamber of Commerce and a member of the German-Swiss Chamber of Commerce.

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Function in UBS	Executive Vice Chairman
Member of the
Corporate Responsibility
Committee

Nationality	Swiss

Year of initial appointment	2004

Current term of office runs until	2007

Corporate Governance
Board of Directors

Marco Suter
Professional history, education and date of birth
Marco Suter has been with UBS and its predecessor, Swiss Bank Corporation, since 1974. Between 1999 and 2005, he was Group Chief Credit Officer and a member of the Group Managing Board. From 1996 until the merger of SBC and Union Bank of Switzerland in 1998 he served as regional manager of the Zurich-Eastern Switzerland-Ticino area for the corporate and commercial banking activities of SBC. Prior to that, he held a number of different management roles in Zurich, following various assignments with SBC in St. Gallen, Nyon, Zurich, New York, and London. Mr. Suter graduated from the Commercial School in St. Gallen and the American Institute of Banking in New York. He was born on 7 May 1958.

Other activities and functions
Mandates on boards of important corporations, organizations, and foundations:
Marco Suter is a member of the Swiss Institute of International Studies, the Latin-American Chamber of Commerce (Switzerland), the Swiss-Chinese Chamber of Commerce and the IIF Special Committee on Crises Prevention and Resolution in Emerging Markets.

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Function in UBS	Executive Vice Chairman
Chairman of the
Corporate Responsibility
Committee

Nationality	Swiss

Year of initial appointment	2005

Current term of office runs until	2008

Peter Böckli
Professional history, education and date of birth
Peter Böckli, non-executive Vice Chairman since 2002, has been a member of the Board of Directors of UBS and its predecessor Swiss Bank Corporation since 1985. He has been a partner in the law office of Böckli Bodmer & Partners since 1981 and was a part-time professor of tax and business law at the University of Basel from 1975 to 2001. From 1963 to 1981, he was an attorney-at-law in New York, Paris, and Basel. Mr. Böckli graduated as doctor iuris from the University of Basel and as an attorney-at-law and is a nonresident member of the Association of the Bar of the City of New York. He was born on 7 May 1936.

Other activities and functions
Mandates on boards of important corporations, organizations, and foundations:
Peter Böckli is a member of the Board of Directors of Nestlé S.A.,Vevey (Switzerland), where he is the Chairman of its Remuneration Committee. He is a member of the Board of Manufacture des Montres Rolex S.A., Bienne (Switzerland), and is the Secretary of the Board of Trustees of the Wilhelm Doerenkamp Foundation, Chur (Switzerland), and a member of the Board of Trustees of the Holler Foundation, Munich (Germany).
Official functions and political mandates:
Peter Böckli acts as an expert advising the Swiss Federal Government on various legislative projects.

Address	Böckli Bodmer &
Partners
St. Jakobsstrasse 41
CH-4002 Basel

Functions in UBS	Non-executive Vice
Chairman / Chairman
of the Nominating
Committee

Nationality	Swiss

Year of initial appointment	1998

Current term of office runs until	2006 (not standing
for re-election)

Ernesto Bertarelli
Professional history, education and date of birth
Since 1996, Ernesto Bertarelli has been the Chief Executive Officer of Serono International SA, Geneva. He started his career with Serono in 1985 and held several positions in sales and marketing. Prior to his appointment as CEO, he served for five years as Deputy CEO. Mr. Bertarelli holds a bachelor of science from the Babson College Boston and a Harvard MBA. He was born on 22 September 1965.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations:
Ernesto Bertarelli has been the Vice Chairman of the Board of Serono S.A., Coinsins (Switzerland), since 1991. He is the Chairman of Bertarelli Biotech SA, Chéserex (Switzerland), of Kedge Capital Partners Ltd. Jersey, of Team Alinghi SA, Ecublens (Switzerland), and of Alinghi Holdings Ltd, Jersey. He holds various board mandates in professional organizations of the biotech and pharmaceutical industries.

Address	Serono International SA
Chemin des Mines 15bis
CH-1211 Geneva 20

Function in UBS	Member of the
Nominating Committee

Nationality	Swiss

Year of initial appointment	2002

Current term of office runs until	2006 (proposed for
re-election at the
AGM 2006)

Sir Peter Davis
Professional history, education and date of birth
Sir Peter Davis was Group Chief Executive Officer / Chairman of J Sainsbury plc, London between 2000 and 2004. He was the Group Chief Executive of Prudential plc from 1995 to 2000 and Chief Executive and Chairman of Reed International and Chairman of Reed Elsevier (following the merger of Reed International with Elsevier) from 1986 to 1995. From 1976 to 1986, he had responsibility for all buying and marketing operations at J Sainsbury plc. Prior to that, he served as Marketing Director and Managing Director for Key Markets, part of Fitch Lovell Ltd., and as Marketing and Sales manager at General Foods Ltd., Banbury (United Kingdom). He is today a company director and investor. Mr. Davis was educated at Shrewsbury School. He graduated from the Chartered Institute of Marketing and holds a Hon LL.D (Dr Law) from Exeter University. He was born on 23 December 1941.

Address	41 Bloomfield Terrace,
UK-London SW1W 8BQ

Functions in UBS	Member of the Audit
Committee / Member
of the Compensation
Committee

Nationality	British

Year of initial appointment	2001

Current term of office runs until	2007

Corporate Governance

Rolf A. Meyer
Professional history, education and date of birth
Rolf A. Meyer has been a member of the Boards of UBS and its predecessor, Union Bank of Switzerland, since 1992. He was Chairman and CEO of Ciba Specialty Chemicals Ltd. until November 2000. He first joined Ciba-Geigy Group in 1973 as a financial analyst, and subsequently became Group Company Controller in Johannesburg, South Africa, Head of Strategic Planning and Control in Basel, Head of Finance and Information Systems in Ardsley, N.Y., and later Chief Financial Officer of the Group. After the merger of Ciba-Geigy and Sandoz to create Novartis, he led the spin-off of Ciba Specialty Chemicals. He is today a company director. Mr. Meyer graduated in Political Science (Ph.D.) and holds a Master of Business Administration (lic. oec. HSG). He was born on 31 October 1943.

Other activities and functions
Mandates on boards of important corporations, organizations, and foundations:
Rolf A. Meyer is a member of the Board of DKSH AG (Diethelm Keller Siber Hegner), Zurich, and is the Chairman of its Audit and Finance Committee. He is also a member of the Board of Directors of Ascom (Switzerland) Ltd., Berne.

Address	Heiniweidstrasse 18
CH-8806 Bäch

Functions in UBS	Chairman of the Com-
pensation Committee/
Member of the Audit
Committee

Nationality	Swiss

Year of initial appointment	1998

Current term of office runs until	2006 (proposed for
re-election at the
AGM 2006)

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
Nominating Committee

Nationality	German

Year of initial appointment	2004

Current term of office runs until	2007

Peter Spuhler
Professional history, education and date of birth
Peter Spuhler is the owner of Stadler Rail AG (Switzerland), which he acquired in 1989 when it was a small firm with 18 employees. Today the Stadler Rail Group has more than 1,000 staff and is an internationally successful light railway vehicle business. Since 1997, Peter Spuhler has taken over a number of companies and founded new units within the Stadler Rail Group, mainly in Switzerland and in Germany. Mr. Spuhler joined Stadler AG in 1987 as an employee after studying economics at the University of St. Gallen. He was born on 9 January 1959.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations:
Peter Spuhler is Chairman of Stadler Rail AG and of Stadler Bussnang AG, as well as of various companies within the Stadler Rail Group.
Permanent functions for important interest groups:
He is Vice President of LITRA, a Swiss organization providing information services in the interests of public transport, Berne.
Official functions and political mandates:
Peter Spuhler is a member of the National Council of the Swiss Parliament (lower house).

Address	Stadler Bussnang AG
Bahnhofplatz
CH-9565 Bussnang

Function in UBS	Member of the Com-
pensation Committee

Nationality	Swiss

Year of initial appointment	2004

Current term of office runs until	2007

Peter Voser
Professional history, education and date of birth
Peter Voser has been Chief Financial Officer of the Royal Dutch Shell plc in London since 2004. Between 2002 and 2004, he was Chief Financial Officer of Asea Brown Boveri (ABB) in Switzerland. Between 1982 and 2002, he worked for the Royal Dutch/Shell Group, holding various assignments in Switzerland, UK, Argentina and Chile. Mr. Voser graduated at the University of Applied Sciences, Zurich. He was born on 29 August 1958.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations:
Peter Voser is a member of the Board of Directors and a member of the Audit Committee of Aegon N.V, The Netherlands (he will step down at its AGM in April 2006).

Address	Royal Dutch Shell plc.
2501 AN
NL-The Hague

Function in UBS	Member of the Board

Nationality	Swiss

Year of initial appointment	2005

Current term of office runs until	2008

Corporate Governance
Board of Directors

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
Permanent functions for important interest groups:
Lawrence A. Weinbach is a member of the NYSE Listed Company Advisory Committee and of the National Security Telecommunications Advisory Committee.

Address	Unisys Corporation
Unisys Way
USA-Blue Bell, PA 19424

Function in UBS	Chairman of the Audit
Committee

Nationality	American (US)

Year of initial appointment	2001

Current term of office runs until	2008

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
The year of first appointment to the Board and the expiry of the current mandate of each Board member are listed in the table on pages 103–106.

Changes in 2006

As of the Annual General Meeting on 19 April 2006, Peter Böckli, whose term of office expires in 2006, is stepping down from the Board as he has reached retirement age. The Board of Directors will propose as non-executive directors the following new members for election: Gabrielle Kaufmann-Kohler, partner with the Swiss-based international law firm Schellenberg Wittmer and professor of private international law at the University of Geneva, and Joerg Wolle, President and CEO of DKSH Holding Ltd., a Swiss-based services group for Asia that focuses on sourcing, marketing, logistics and distribution for small and medium sized companies as well as multinationals worldwide. The Board of Directors will then consist of twelve members and hence will reach the maximum statutory limit.

The Board of Directors

The Board of Directors is the key body that shareholders rely on for the ultimate direction of the firm and the effective supervision of management. To this end, UBS relies on a Board that consists of highly qualified individuals. A Board that combines the experience of former members of UBS senior management with the diverse skills of fully independent external members is one that is best positioned to carry out the governance responsibilities given to it by shareholders.
UBS believes this approach has many inherent advantages. Former UBS executives, with the experience and know-how of complex business activities and processes inherent to a modern global financial services provider, are often in a better position to challenge management decisions.
Moreover, as they do not have any significant business commitments outside UBS or external directorships they have the resources and time necessary to dedicate themselves to their comprehensive responsibilities as UBS Board members.
The executive members of the Board are complemented by a number of fully independent directors, who have the competence and expertise to deal with the wide range of global strategy and business issues that UBS faces. They are specialists from different business and industry sectors. Some are entrepreneurs who have built their own businesses; some are senior executives of global companies and some are senior legal and accounting experts. The drive, success and reputation of the companies they represent reflect many of UBS’s qualities. In selecting candidates, UBS also strives for an adequate balance of nationality, mirroring our global presence. It is this blend of experience and skill that ensures successful leadership at UBS.

Corporate Governance

Organizational principles

The Board of Directors has ultimate responsibility for the mid- and long-term strategic direction of the Group, for appointments and dismissals at top management levels and the definition of the firm’s risk principles and risk capacity. While the majority of the Board members are always non-executive and independent, the Chairman and at least one Vice Chairman have executive roles in line with Swiss banking laws, and assume supervisory and leadership responsibilities.

Internal Organization, Board committees and meetings in 2005

After each Annual General Meeting of Shareholders, the Board elects its Chairman and one or more Vice Chairmen and appoints its Secretary. It meets as often as business requires, but at least six times per year. In 2005, the Board held seven meetings with the members of the Group Executive Board participating, one telephone conference and a full-day strategy seminar. In addition, the Board met six times without participation of executive management. On average, 97% of Board members were present at the meetings, and 98% at the ones without executive management.

The new Board members were introduced to their new function by a tailored program, consisting of two sessions with the following main topics: the legal and regulatory environment for UBS, group strategy, risk policy, management and control, financial accounting and applicable reporting standards, corporate governance, human resources management and internal audit.

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

The members of the Chairman’s Office, as of 31 December 2005, were Marcel Ospel, Chairman, Stephan Haeringer, Marco Suter, Executive Vice Chairmen and Peter Böckli, Non-executive Vice Chairman.
The Chairman’s Office held 13 meetings in 2005 and once met with the lead partners of Group Auditors Ernst & Young. It additionally met seven times as supervisory body for Group Internal Audit, with these meetings chaired by Stephan Haeringer. The Chairman’s Office was also asked to take two circular decisions. Participation at the Chairman’s Office meetings including the meetings relating to Group Internal Audit issues was 100%.

Audit Committee

The Board appoints an Audit Committee with three members from among the non-executive, independent directors. The Audit Committee assists the Board in monitoring the integrity of the financial statements of the firm, compliance with legal and regulatory requirements, the qualification, independence and performance of UBS’s external auditors and their lead partners, and the integrity of the systems of internal controls for financial reporting. All members of the Audit Committee have been determined by the Board as being fully independent and financially literate. Lawrence A. Weinbach, chairman, and Rolf A. Meyer have accounting or financial management expertise and are therefore considered “financial experts”, according to the rules established by the US Sarbanes-Oxley Act of 2002. The Audit Committee does not itself perform audits, but supervises the work of the auditors. Its primary responsibility is thereby to monitor and review the organization and efficiency of internal control procedures and the financial reporting process. The Audit Committee plays an important role in ensuring the independence of the external auditors and therefore has to authorize all mandates assigned to them. It also has responsibility for the treatment of complaints regarding accounting and auditing matters (“whistle-blowing”).
As of 31 December 2005, Lawrence A. Weinbach was the chairman of the Audit Committee and Sir Peter Davis and Rolf A. Meyer its additional members. The Audit Committee met seven times in 2005, with representatives of the external auditors, the Group CFO, the Group Controller and the Head of Group Internal Audit participating. The seven meetings include regular separate sessions with these representatives. In addition, the Group General Counsel attended several meetings. A special session was organized with the Group CEO to discuss the annual financial results. In December 2005, the members of the Audit Committee met with the Committee of the Swiss Federal Banking Commission to discuss its mandate, responsibilities and working methods and regulatory developments. All three members of the Committee were present at all the meetings.

Corporate Governance
Board of Directors

Compensation Committee

The Compensation Committee, comprising three non-executive, independent members of the Board, has responsibility for reviewing the Group compensation policy for submission to the Board and for approving the design of the compensation system for the members of the GEB and the executive members of the Board. It determines the individual salaries and incentive awards for the executive members of the Board, the Group CEO and the members of the GEB, and reviews and approves termination agreements with GEB members relinquishing their positions. For details on the decision-making procedures within the Committee, please refer to pages 116–117 of this Handbook.
As of 31 December 2005, Rolf A. Meyer chaired the Committee, with Sir Peter Davis and Peter Spuhler as its additional members. The Committee met seven times during 2005. With one exception, all the meetings were attended by all three members.

Nominating Committee

The Nominating Committee comprises three non-executive, independent directors. It assumes responsibility for defining the principles governing the selection of candidates for Board membership, reviewing possible candidates and proposing to the full Board those to be submitted for election to the Board by the AGM. The Committee supports the Chairman’s Office and the full Board in evaluating Board performance. It reviews the proposals of the Chairman’s Office on corporate governance principles and design for submission to the full Board.
As of 31 December 2005, Peter Böckli was the chairman, Helmut Panke and Ernesto Bertarelli the additional members of the Committee. In 2005, the Nominating Committee held three meetings; with all three members present at all the meetings. Ernesto Bertarelli, who replaced Sir Peter Davis in April 2005, was briefed on important UBS nominations as well as corporate governance philosophy, policies and procedures in a special session.

Corporate Responsibility Committee

UBS has a Corporate Responsibility Committee with the mandate to discuss and judge the relevance of current or anticipated developments in stakeholder expectations related to responsible corporate conduct and their possible consequences for UBS. The Committee suggests appropriate action to the GEB or other bodies within the organization. As of 31 December 2005, Marco Suter chaired the Committee. Additional members were Stephan Haeringer, representing the Board, Peter Wuffli, Group CEO, Peter Kurer, Group General Counsel, Clive Standish, Group CFO, Huw Jenkins, CEO Investment Bank, Raoul Weil, Head of Wealth Management International, Mark Branson, Chief Communication Officer, Bob Silver, President and COO of Wealth Management US, and Kathryn Shih, Head of Wealth Management Asia Pacific.

The Corporate Responsibility Committee met twice during 2005. For additional information on corporate responsibility, please refer to the specific chapter at the end of this Handbook.

Charters and additional information

The Charters of the Board, of the Chairman’s Office and of all Board Committees are available on www.ubs.com/boards

Roles and responsibilities of executive Board members

Marcel Ospel, Stephan Haeringer and Marco Suter, the Chairman and the two Executive Vice Chairmen of the Board, have entered into employment contracts with UBS AG in connection with their services on the Board, and are entitled to receive pension benefits upon retirement. They assume clearly defined management responsibilities.

Chairman Marcel Ospel takes a leading role in mid- and long-term strategic planning, the selection and supervision of the CEO and the members of the Group Executive Board, mid-term succession planning and developing and shaping compensation principles. He also actively supports major client and transaction initiatives.
Stephan Haeringer is responsible for strategic planning as well as corporate governance issues on behalf of the Board and supervises financial and business planning. In addition, he chairs the Chairman’s Office meetings on group internal audit issues, where the Chairman’s Office acts as supervisory body for Group Internal Audit. He also assumes responsibility for supporting major client relationships.
Credit and market risk approval authorities have been delegated by the Chairman’s Office to Vice Chairman Marco Suter, who brings his decisions to the Chairman’s Office for ratification. He also assumes the function of Chairman’s Office delegate to the GEB Risk Subcommittee, where all major risk issues (credit, market, and operational risks) are dealt with.

Non-executive Board members

The eight non-executive members of the Board have never had any management responsibility at UBS or any of its subsidiaries; neither have any of their close family members. These non-executive directors and their close family members have not been employed by UBS’s principal Auditors, Ernst & Young. There are no employment or service contracts with any of them. They receive fixed fees for their Board mandate and for the special functions they assume in the various Board Committees.

Important business connections of non-executive Board members with UBS

UBS as a global financial services provider and the major bank in Switzerland typically has business relationships with most

Corporate Governance

large companies and therefore with companies in which UBS Board members assume management or non-executive board responsibilities. None of the relationships with companies represented on the Board by their chairman or chief executive is of a magnitude to jeopardize the Board members’ independent judgment, and no non-executive director has personal business relationships with UBS which might infringe his independence.

All relationships and transactions with UBS directors and their affiliated companies are in the ordinary course of business and are on the same terms as those prevailing at the time for comparable transactions with non-affiliated persons.

Board of Directors and Group Executive Board: checks and balances

UBS operates under a strict dual Board structure, as mandated by Swiss banking law. The functions of Chairman of the Board of Directors (Chairman) and Group Chief Executive Officer (Group CEO) are assigned to two different people, thus providing separation of powers. This structure establishes checks and balances and creates an institutional independence of the Board of Directors from the day-to-day management of the firm, for which responsibility is delegated to the Group Executive Board. No member of one Board may be a member of the other.

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
The Group Executive Board submits to the Chairman’s Office for approval a quarterly Risk Report, which provides an update on all categories of risk and contains a comprehensive assessment of the risk situation of the Group. The full Board is briefed quarterly on the major developments through an executive summary of the report and an oral update. For further details on the organization of Risk Management and Control, please refer to the Financial Management chapter of this Handbook.

Corporate Governance
Group Executive Board

Group Executive Board

The Group Executive Board (GEB) has business management responsibility for UBS. The Group CEO and the members of the GEB are appointed by the Board of Directors and are accountable to the Chairman and the Board for the firm’s results.

Members of the Group Executive Board

The text in the boxes below provide information on the composition of the Group Executive Board as of 31 December 2005. It shows each member’s function in UBS, nationality, year of initial appointment to the GEB, professional history and education, date of birth, and other activities and functions such as mandates on boards of important corporations, organizations and foundations, permanent functions for important interest groups and official functions and political mandates.

In March 2005, a new Board position was established, that of the Group Chief Risk Officer, with Walter Stuerzinger being appointed to the GEB in this capacity. In July 2005, Huw Jenkins, former Global Head of Equities, was appointed to the GEB as CEO of the Investment Bank with John Costas remaining on the GEB as Chairman of the Investment Bank. In addition Raoul Weil, Head of Wealth Management International, was appointed to the GEB, reflecting the increased size of the new Global Wealth Management & Business Banking Business Group.

Peter A. Wuffli
Professional history, education and date of birth
Peter A. Wuffli was named President of the Group Executive Board on 18 December 2001 and Group CEO in 2003. Previously, he was Chairman and CEO of UBS Asset Management, and from 1998 to 1999 Group Chief Financial Officer of UBS. From 1994 to 1998, he was the Chief Financial Officer at Swiss Bank Corporation (SBC) and a member of SBC’s Group Executive Committee. In 1984, he joined McKinsey & Co as management consultant where he became a partner in 1990. He was a freelance economics reporter for Neue Zürcher Zeitung, a major Swiss daily newspaper, before joining McKinsey. Mr.Wuffli graduated in economics and social sciences from the University of St. Gallen and holds a doctor’s degree in international management. He was born on 26 October 1957.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations:
Peter Wuffli is a Board member of the Zurich Opera House and a member of the Executive Committee of the Institute of International Finance Inc.,Washington DC. He is a member of the Executive Committee and Vice Chairman of the Board of IMD International Institute for Management Development in Lausanne (Switzerland) and the Vice Chairman of the Swiss-American Chamber of Commerce in Zurich.
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

John P. Costas
Professional history, education and date of birth
John P. Costas has been Chairman & CEO of the Investment Bank since 2002, having been CEO since 2001. In 2004, he was additionally named Deputy Group CEO. He was President and Chief Operating Officer of UBS Warburg from the beginning of 2001, and COO and Global Head Fixed Income from 1999. Mr. Costas joined Union Bank of Switzerland in 1996 as Head of Fixed Income. From 1981 to 1996, he was with Credit Suisse First Boston, his last position being co-head of Global Fixed Income. Mr. Costas graduated from the Tuck School at Dartmouth with an MBA in Finance and holds a BA (Bachelor of Arts) in political science from the University of Delaware. He was born on 27 January 1957.

Other activities and functions
Mandates on boards of important corporations, organizations, and foundations:
John P. Costas is a member of the New York City Partnership & Chamber of Commerce, Inc.

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Functions in UBS	Chairman
Investment Bank

Nationality	American (US)

Year of initial appointment to the GEB	2001

Corporate Governance

John A. Fraser
Professional history, education and date of birth
John A. Fraser was appointed as Chairman & CEO of the Global Asset Management Business Group in late 2001. Prior to that, he was President and COO of UBS Asset Management and Head of Asia Pacific. From 1994 to 1998 he was Executive Chairman and CEO of SBC Australia Funds Management Ltd. Before joining UBS, Mr. Fraser held various positions at the Australian Treasury, including two international postings to Washington DC - first, at the International Monetary Fund and, second, as Minister (Economic) at the Australian Embassy. From 1990 to 1993 he was Deputy Secretary (Economic) of the Australian Treasury. Mr. Fraser graduated from Monash University in Australia in 1972 and holds a first class honors degree in economics. He was born on 8 August 1951.

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Function in UBS	Chairman and Chief
Executive Officer Global
Asset Management

Nationality	Australian

Year of initial appointment to the GEB	2002

Huw Jenkins
Professional history, education and date of birth
Huw Jenkins was appointed CEO Investment Bank in July 2005. Prior to that, he was Global Head of Equities. Between 1998 and 2004, he held various management functions in the Equities Division Asia Pacific and the Americas. Before the UBS-SBC merger, he worked for SBC Warburg Dillon Read on various assignments in the Asian Equities Division, having previously worked with BZW (Barclays de Zoete Wedd) as Head of Asian Equities. Huw Jenkins holds a Master of Business Administration from the London Business School. He was born on 20 February 1958.

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Function in UBS	Chief Executive Officer
Investment Bank

Nationality	British

Year of initial appointment to the GEB	2005

Peter Kurer
Professional history, education and date of birth
Peter Kurer has been the Group General Counsel since 2001, when he joined UBS. Between 1991 and 2001 he was a partner at the Homburger law firm in Zurich. Between 1980 and 1990 he was with Baker & McKenzie in Zurich, first as associate, later as partner, having been a law clerk at the District Court of Zurich. Mr. Kurer graduated as a doctor iuris from the University of Zurich and was admitted as attorney-at-law in Zurich. He holds an LL.M. from the University of Chicago and was born on 28 June 1949.

Other activities and functions
Permanent functions for important interest groups:
Peter Kurer is a member of the Visiting Committee to the Law School of The University of Chicago, and a member of the Board of Trustees of a foundation which acts as an advisory board to the University of St. Gallen Program for law and economics.

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Function in UBS	Group General Counsel

Nationality	Swiss

Year of initial appointment to the GEB	2002

Marcel Rohner
Professional history, education and date of birth
Marcel Rohner was appointed CEO of Wealth Management & Business Banking in mid-2002 and additionally named Chairman in 2004. Before that, in 2001 and 2002, he was COO and Deputy CEO of the Private Banking unit of UBS Switzerland. In 1999 he was named Group Chief Risk Officer, after being appointed Head of Market Risk Control of Warburg Dillon Read in 1998. Between 1993 and 1998, Mr. Rohner was with Swiss Bank Corporation’s investment banking arm and in 1995 he was appointed Head of Market Risk Control Europe. Mr. Rohner graduated with a Ph.D. in economics from the University of Zurich and was a teaching assistant at the Institute for Empirical Research in Economics at the University of Zurich from 1990 to 1992. He was born on 4 September 1964.

Other activities and functions
Permanent functions for important interest groups:
Marcel Rohner is Vice Chairman of the Swiss Bankers Association, Basel and the Vice Chairman of the Board of Trustees of the Swiss Finance Institute.

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

Corporate Governance
Group Executive Board

Walter Stuerzinger
Professional history, education and date of birth
Walter Stuerzinger has been the Group Chief Risk Officer since 2001. Prior to that, he was Head Group Internal Audit from 1998 until 2001. Before the merger, he was Head Group Internal Audit at UBS. Previously, he worked with Credit Suisse on various assignments in the controlling and auditing areas. Walter Stuerzinger holds a Swiss banking diploma and is a member of the Institute of Chartered Accountants. He was born on 6 July 1955.

Other activities and functions
Permanent functions for important interest groups:
Walter Stuerzinger is a member of the Foundation Board of the UBS Pension Fund.

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Function in UBS	Group Chief Risk Officer

Nationality	Swiss

Year of initial appointment to the GEB	2005

Mark B. Sutton
Professional history, education and date of birth
Mark B. Sutton was appointed CEO of Wealth Management US in January 2004. Later that year, he was also named Chairman. In 2002, he became President and Chief Operating Officer of UBS PaineWebber, having been head of the PaineWebber US Private Client Group since 2001. In 1998, he was named President of the Private Client Group. Mr. Sutton became Executive Vice President in 1995 after the acquisition of Kidder, Peabody & Co., where, between 1992 and 1994, he served as CEO of the Investment Services Division and CEO of the Brokerage Unit. Previously he was active at Mitchell Hutchins Asset Management, a subsidiary of PaineWebber. Between 1984 and 1987, he served as Division Manager at PaineWebber, Austin, Texas. Mr. Sutton first joined a predecessor company of PaineWebber, Rotan Mosle, as a financial advisor in 1980, after having assumed the same function with Merrill Lynch in Fayetteville, Arkansas from 1978 to 1980. He holds a bachelor of science in finance from the University of Arkansas, Fayetteville. Mr. Sutton was born on 19 October 1954.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations:
Mark Sutton is a member of the Board of the Financial Services Forum, Washington D.C.

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Function in UBS	Chairman and Chief
Executive Officer,
Americas

Nationality	American (US)

Year of initial appointment to the GEB	2002

Raoul Weil
Professional history, education and date of birth
Raoul Weil has been Head of Wealth Management International since 2002 and was appointed to the GEB in July 2005. Previous to that, he assumed different management roles in the Private Banking Division in Asia and Europe. Between 1984 and 1998, Mr. Weil was with SBC, holding various assignments within the Private Banking Division in Basel, Zurich, Monaco and New York. He graduated with a degree in economics from the University of Basel and was born on 13 November 1959.

Other activities and functions
Mandates on boards of important corporations, organizations, and foundations:
Raoul Weil is a member of the “Optimus Foundation”, a charitable foundation administered by UBS.

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Function in UBS	Head of
Wealth Management
International

Nationality	Swiss

Year of initial appointment to the GEB	2005

The Group Executive Board

Only committed and effective executive teams can ensure that sustainable value is created for shareholders. The Group Executive Board (GEB) shares a common vision for UBS – to be the best global financial services company. Achieving this strategic goal requires that members of the GEB agree on a fundamental set of values – including professional respect, trust and openness – in order to pursue a common agenda.

The GEB comprises the CEOs of the three Business Groups as well as senior leaders representing major growth businesses and geographic markets. It also includes the heads of the key control functions at UBS – risk, finance and legal – reflecting their importance in the overall success of the firm. The careers of the present GEB members indicate that UBS has been successful in retaining the executive members of most of the predecessor firms it has acquired or merged with in the last two decades. UBS believes the experience they have gathered over time is integral to their understanding and balancing of the different facets of the firm and its complex businesses. The four different nationalities of its members also represent the fact that UBS is a truly global firm. This results in a spirit of partnership that creates a candid, productive and healthy ability to debate, take and implement decisions.

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

Personnel changes in 2006

On 1 January 2006, John Costas assumed responsibility for the newly created Dillon Read Capital Management unit within Global Asset Management, relinquishing his role on the Group Executive Board. Marcel Rohner, Chairman & CEO Global Wealth Management & Business Banking, assumed the additional title of Deputy Group CEO that was previously held by John Costas. On the same date, Rory Tapner, Chairman & CEO Asia Pacific, joined the Group Executive Board.

Management contracts

UBS has not entered into management contracts with any third parties.

Corporate Governance
Compensation, shareholdings and loans

Compensation, shareholdings and loans

UBS’s compensation policy is designed to enable the firm to attract, retain and motivate the talented people it requires. Compensation should provide incentives that foster an entrepreneurial and performance-oriented culture and support the firm’s integrated business strategy. Compensation of senior executives is closely linked to the achievement of sustainable shareholder returns and provides appropriate incentives for long-term value creation.

Senior executive compensation policy

For senior executives – the executive members of the Board of Directors and the members of the Group Executive Board – equity-based incentive awards play an important role within total compensation, as senior executives’ influence on the firm’s success is significant and their decisions should be aligned as closely as possible with the long-term interests of shareholders. In 2005 base salaries constituted on average 9% of total compensation for these individuals. The incentive component is determined on the basis of the financial performance of the firm and discretionary adjustments of up to plus or minus 25% reflecting individual performance and qualitative aspects. In aggregate, discretionary option awards in 2005 accounted for around 9% of total compensation. For details, see note 31 to the financial statements.

Total compensation levels vary considerably from year to year as incentive awards are fully performance-related. The relative weight of the base salary, which is a fixed amount, therefore varies significantly as well.

Senior executive share ownership programs and shareholding requirements

With the aim of closely aligning the interests of its senior executives with those of shareholders, UBS strongly encourages the build-up of significant levels of stock ownership among its senior executives.
–	50% of annual performance-based incentive compensation is delivered on a mandatory basis in the form of restricted or deferred UBS shares (Senior Executive Equity Ownership Plan, SEEOP). Shares normally vest in equal portions over a period of five years. Shares of Swiss-based senior executives are in addition restricted from sale for the whole five-year period for tax reasons. Prior to vesting, the shares will be forfeited under clearly defined circumstances, primarily if the executive joins a competitor.
–	Discretionary stock option awards are made separately as long-term incentives, to recognize contribution to the implementation of the integrated business model and to support long-term alignment to the overall success of the firm (Senior Executive Stock Option Plan, SESOP). The strike price is set at 10% above that of the UBS share price at grant on a defined date, thus creating a strong incentive for senior executives to build sustainable shareholder value. Options normally vest after three years and remain exercisable for a further seven years. Any unvested options will generally be forfeited if the senior executive leaves the company and joins a competitor or otherwise acts against UBS’s interests.
–	Senior executives may voluntarily elect to take an even greater portion of their annual performance-based incentive compensation in the form of restricted or deferred UBS shares. Executives opting to take a greater than mandatory portion of their annual incentive in UBS shares receive two stock options for each additional share. These options are granted under SESOP at the conditions described above.
Within five years of appointment, senior executives are required to accumulate – and then hold – UBS shares with an aggregate value of five times the amount of the last three years’ average cash component of total compensation (base salary plus cash portion of incentive award). Holdings to be accumulated are between CHF 17 million and CHF 61 million in UBS shares per senior executive. Progress reports are provided to each senior executive annually, and missed targets may lead the Compensation Committee to deny the grant of discretionary stock option awards.

Non-executive directors’ remuneration

Remuneration of non-executive directors is not dependent on the Group’s financial performance. Board members receive a base fee of CHF 300,000, unchanged from last year. The chairmen and the members of the Audit, Compensation and Nominating Committees receive additional retainers between CHF 150,000 and CHF 500,000 per mandate, dependent on the workload associated with the respective mandates. Board fees are paid either 50% in cash and 50% in UBS restricted shares or 100% in restricted shares, according to the individual director’s election. Shares are attributed with a price discount of 15% and are restricted from sale for four years. Directors receive no additional fees for attending meetings, but are reimbursed for air travel and hotel expenses incurred in the performance of their services.

Corporate Governance

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

Compensation Committee activities

The Compensation Committee of the Board of Directors consists of three independent external directors: Rolf A. Meyer, chairman, Sir Peter Davis and Peter Spuhler. For additional information – activities, mandate, meetings – see page 108 of the Handbook. For its activities the Committee relies on comprehensive background documentation provided by internal human resources specialists as well as by the Group Controller. During 2005, the Compensation Committee did not appoint any external compensation consultants, but used internal and external compensation surveys and intelligence provided by compensation specialists. The Chairman of the Committee participates in external international seminars for compensation professionals. The Committee makes its decisions on individual compensation for the executive Vice Chairmen, the Group CEO and the members of the GEB considering individual performance and personal contributions of each member, market data of competitors, actual compensation in prior periods as well as the assessment submitted by the Chairman of the Board. It also takes into consideration the proposals made by the Group CEO when it makes compensation decisions for GEB members. For its decision on the Chairman’s compensation, the Committee relies on the annual assessment performed by the full Board and its own judgement of performance and contributions as well as comparisons with pay levels for comparable functions outside UBS.
The Committee, as a basis for its decisions, performed the following activities during the year:
–	Best practice review of compensation design, pay mix and disclosure: Generally, nine key competitors are considered as the most relevant labour market for senior executive compensation. The peer group comprises Bear Stearns, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, JP Morgan Chase, Lehman Brothers, Merrill Lynch and Morgan Stanley. For certain positions, additional peers are taken into account, as appropriate. This review compiles publicly available data on our key competitors from US proxy statements and other filings as well as data provided by compensation consultants in order to develop a perspective on common as well as best practice amongst our key competitors. UBS’s compensation systems compare favorably with these nine key competitors, and are specifically tailored to support the achievement of UBS’s strategic objectives. Among other components, UBS’s compensation framework includes several shareholder friendly features such as share ownership requirements, premium-priced options (at a strike price of 110%), stringent forfeiture rules and no severance packages.
–	Review of competitive pay and performance: The numbers for 2004 show that UBS’s senior executive compensation levels are well positioned relative to the market. The above-mentioned nine competitors paid total compensation between CHF 16 million and 32 million to their Chairmen and / or CEOs in 2004. Median pay for the Chairmen and / or CEOs of this group of competitors was CHF 24 million for 2004, the second highest value stood at CHF 30 million. These numbers normally include base salaries, cash bonus and the fair value of equity-based awards.
–	Review of Compensation Plan Rules: The Compensation Committee annually performs a review of the Compensation Plan Rules for senior executives. It ensures that shareholders’ interests are carefully taken into consideration and that the plan design provides appropriate incentives for long-term value creation.
The Committee also regularly reviews the individual employment contracts of senior executives. These contracts provide for a general notice period of twelve months, during which the senior executive is entitled to receive salary and pro-rata incentives, unless he has been terminated for cause. Shares and options that have not vested at the time of termination may be subject to forfeiture, mainly if the senior executive is joining a competitor.
The Compensation Committee has drawn up special employment agreements for the Chairman of the Board and the Executive Vice Chairmen, due to the fact that they are appointed by the shareholders for a three-year term of office and may be dismissed by a shareholders’ vote only, but cannot otherwise be terminated. In addition, the reorganization of the Wealth Management US business also required the Compensation Committee to draw up a special employment agreement for a GEB member. These circumstances call for special provisions, mainly in respect of termination of employment. The general rule of a twelve-month notice period for senior executives, however, is maintained.
Neither the GEB employment contracts nor the contracts for the executive Board members provide for additional severance payment in case of termination.

Corporate Governance
Compensation, shareholdings and loans

Actual 2005 senior executive compensation

Key elements for decision-making process within the Compensation Committee

Actual process and decisions taken:
–	In February 2005 the Compensation Committee defined personal incentive targets for each senior executive for 2005 based on both financial performance and qualitative indicators. The 2004 results (Group net profit attributable to UBS shareholders / Business Group profit before tax and goodwill amortization) were compared against the 2005 operational plan (budget) and the resultant percentage change applied to 2004 target incentives to derive individual target incentives for 2005. Increases or decreases to these calculated targets were applied at the discretion of the Committee, taking into account future potential, changing roles and competitive positioning.
–	In early February 2006, actual 2005 results were then assessed against the operational plan and with reference to UBS’s Group and Business Group financial targets as well as similar metrics of key competitors. These measurements and assessments defined a theoretical level of incentive award for each senior executive.
–	This theoretical incentive award was finally measured against various additional factors: individually defined criteria, further potential, leadership qualities and contributions to overall success of UBS. This qualitative assessment led to increases or decreases from the theoretical target incentive by up to 25%.
–	Long-term incentive option awards were granted in February 2005, based on the individual past performance of each senior executive, their contribution to the overall success of the firm, and their future potential.

Assessment elements for Chairman’s compensation
The Compensation Committee determined the Chairman’s incentive award applying the same process as for all senior executives. His defining contribution to the design and implementation of a very successful strategy, based on efficiently taking advantage of growth opportunities without compromising on a stringent risk policy, were taken into account, as well as Marcel Ospel’s contributions to developing a strong and highly motivated executive management team.

Actual compensation 2005 for executive members of the Board of Directors and the Group Executive Board

At the Group level, 2005 financial results exceeded internal performance targets and outperformed those of many competitors. From continuing operations (excluding the extraordinary gain from the sale of Private Banks & GAM and its operating result), UBS achieved a return on equity of 27.6%, exceeding the target range of 15–20% in place until the end of 2005, outperforming its peers. The increase in pre-good-
will basic earnings per share of 22% is well in line with UBS’s target of double-digit average annual growth. Total shareholder returns for the year under review were 35.3%, 103.3% cumulatively over a three-year period and 61.0% over a five-year period. The UBS share price outperformed the DJ Stoxx Banks Europe Index over the last three years. UBS’s share price appreciation and its total shareholder returns achieved over the last one, three and five years were significantly better than the average performance recorded by the nine peers UBS compares its compensation to. At Business Group level, performance improved in all core businesses, with market share and competitiveness significantly enhanced.
In determining the total compensation of senior executives, the Compensation Committee took into account these superior results, specifically valuing the facts that EPS growth was strongly driven by profit and not by share buybacks, and that profit increased primarily through revenue growth, not only by cost cuts. Average total compensation per senior executive increased by 15.1% over 2004. This compares favorably with the increase in UBS’s Group profits of 19% (and 18% for the financial businesses).
However, changes in the composition of the two corporate bodies as well as new definitions of roles impact the disclosed total compensation number and should be taken into consideration when making year-on-year comparisons. Walter Stuerzinger was appointed to the GEB in his capacity as Group Chief Risk Officer in March 2005. The combination of Wealth Management US with Wealth Management & Business Banking in July 2005 has led to Marcel Rohner assuming the role of Chairman and CEO of the newly created Global Wealth Management & Business Banking. To support Marcel Rohner in his expanded role, Raoul Weil was appointed to the GEB in his capacity as Head of Wealth Management International. Mark Sutton, formerly Chairman and CEO of Wealth Management US became Chairman and CEO, Americas. Also in July 2005, Huw Jenkins, formerly Global Head of Equities was appointed to the GEB as CEO of the Investment Bank, following John Costas’ decision to focus on a new business opportunity within Global Asset Management. John Costas remained Chairman of the Investment Bank and a member of the GEB until the end of 2005. Finally, Alberto Togni did not stand for re-election to the Board of Directors as an executive member in April 2005 due to reaching the statutory age limit. However, Marco Suter, formerly Group Chief Credit Officer was elected to the Board of Directors as an executive member in April 2005.
The total of all compensation for the financial year 2005 (base salary, incentive awards, options, employer’s contributions to retirement benefit plans, benefits in kind and fringe benefits) for the three executive members of the Board of Directors, the ten members of the Group Executive Board in charge as of 31 December 2005 and Alberto Togni, who retired as a member of the Board of Directors in April 2005,

Corporate Governance

was CHF 222,556,467. Details are shown in the table on page 118. Total incentive awards granted to the senior executives represent 2.1% of the overall incentive awards, distributed to the employees of UBS for 2005.

Actual remuneration 2005 for non-executive members of the Board of Directors

The eight non-executive members of the Board of Directors were paid in aggregate CHF 6,065,277 (in cash and restricted shares) for the term between the 2005 and 2006 AGMs. Fees are paid 50% in cash and 50% in restricted UBS shares. However, non-executive Board members can elect to have 100% of their remuneration paid in restricted UBS shares. These UBS shares are issued at a discount of 15% and are blocked for four years. Details are shown in the table on page 119.

Corporate Governance
Compensation, shareholdings and loans

Compensation details and additional information

Compensation for acting executive BoD members and members of the GEB [1]
	For the year ended
CHF, except where indicated	31.12.05	31.12.04	31.12.03

Base salaries and other cash payments	15,592,026	14,767,068	13,602,045

Incentive awards – cash	89,672,195	69,745,013	65,602,513

Employer’s contributions to retirement benefit plans	1,064,640	1,050,322	1,225,543

Benefits in kind, fringe benefits (at market value)	2,582,112	1,607,166	993,719

Total (requested by SWX)	108,910,973	87,169,569	81,423,820

Incentive awards – restricted UBS shares (fair value)	92,877,243	79,723,391	64,176,428

Restricted UBS options (fair value)[2]	20,768,251	23,736,337	12,752,019

Total (including shares and options)	222,556,467	190,629,297	158,352,267

Total number of shares granted	655,746	792,256	675,741

Total number of options awarded[2]	1,438,763	1,094,052	1,037,000

of which CHF options	968,763	473,666	457,000

of which USD options	470,000	620,386	580,000

1 Related parties of senior executives were not granted any shares or options.  2 Includes options granted to match voluntary increases of the share portion of the incentive award.

Explanations:
–	Number of senior executives:
2003: two executive BoD, ten GEB members in office as of 31 December and one executive BoD who stepped down during the year
2004: three executive BoD, seven GEB members in office as of 31 December and two who stepped down during the year 2005: three executive BoD, and ten GEB members in office as of 31 December and one executive BoD who retired during the year
–	Benefits in kind: car leasing, company car allowance, staff discount on banking products and services, health and welfare benefits, general expenses allowances
–	Shares valued at CHF 141.50 per share (average price of UBS shares at virt-x over the last ten trading days of February 2006), and USD 107.86 per share (average price of UBS shares at the NYSE over the last ten trading days of February 2006).
Value per share 2004: CHF 101.80 / USD 86.74; 2003: CHF 95.30 / USD 76.40.
–	Options on UBS shares were granted at a strike price of CHF 111.50 and USD 95.50 respectively, ten percent above the average high and low price at the virt-x and the NYSE respectively on the last trading day in February 2005. Options vest three years after grant and will expire ten years from the date of grant.
Fair values per option at grant: CHF 12.46 / USD 13.46 for options granted in February 2005 and CHF 20.80 for options granted to match higher share elections in February 2006. No US dollar options will be issued from now on. Fair values per option at grant 2004: CHF 23.90 / USD 20.51; 2003: CHF 12.33 / USD 9.90.
–	Retirement benefit plans: In Switzerland, senior executives participate in UBS’s general pension plans, which comprise a basic component operated on the defined benefit principle, a savings plan to bridge the income gap between UBS retirement age and the age defined for the start of social security payments, and a defined contribution plan. The cap compensation amount to be included in these plans was set at CHF 774,000 for all employees in 2005. This translates into a maximum annual pension of CHF 313,708 after retirement plus a one-off payout of accumulated capital from the savings plan in the maximum amount of CHF 297,617. There are no special pension schemes offered to senior executives.
Senior executives outside Switzerland participate in the relevant local pension plans. In the US there are two different plans, one operating on a cash balance basis, which entitles the participant to receive a contribution based on compensation limited to USD 250,000. This plan is available to employees of the Investment Bank only. The other plan is a defined contribution plan with compensation included up to a limit of USD 210,000. US senior executives may also participate in the UBS 401K defined contribution plan open to all employees. In the UK senior executives participate in a pension plan operated on a defined contribution basis, with compensation for pension purposes limited to the UK earnings cap of GBP 102,000.
Note 30 to the UBS Group financial statements describes the various retirement benefit plans established in Switzerland and in major foreign markets.

Corporate Governance

Compensation details and additional information (continued)

Highest total compensation for a BoD member

Total compensation of the highest paid member of the Board of Directors, Chairman Marcel Ospel, amounted to CHF 23,975,954 for the financial year 2005:

	For the year ended
CHF, except where indicated	31.12.05	31.12.04		31.12.03

Base salary	2,000,000	2,000,000		2,000,000

Incentive awards – cash	9,625,000	9,500,000		7,500,080

Employer’s contributions to retirement benefit plans	98,949	82,588		82,588

Benefits in kind, fringe benefits (at market value)	197,192	190,371		150,000

Incentive award – restricted UBS shares (fair value)	9,625,113	9,500,078		7,499,920

Restricted UBS options (fair value)	2,429,700	0	[1]	1,565,910

Total	23,975,954	21,273,037		18,798,498

Number of UBS shares granted	68,022	93,321		78,698

Number of UBS options granted	195,000	0	[1]	127,000

1 Marcel Ospel chose not to take up his entitlement under the “Senior Executive Stock Option Plan”.

Additional honorariums and remuneration
No additional honorariums or remuneration were paid to any of the Board or GEB members.

Additional severance payments

UBS does not pay any additional severance in addition to the salary and bonus entitlements of a departing member of the Board or the GEB. All payments are included in the numbers reported under compensation for members of the Board and the GEB.
Compensation for former members of the Board and GEB
Six former senior executives of Union Bank of Switzerland and Swiss Bank Corporation benefited from the use of office space and administrative support, mostly in connection with mandates they are still holding on behalf of or in the interests of UBS. The total value of these benefits was CHF 1,421,565 in 2005.

Remuneration for non-executive members of the Board
	For the period
CHF, except where indicated	AGM 2005/2006	AGM 2004/2005	AGM 2003/2004

Cash	2,292,321	2,210,130	1,889,097

Restricted UBS shares at fair value	3,772,956	3,516,681	3,513,044

Total	6,065,277	5,726,811	5,402,141

Number of UBS shares granted (15% discount)	26,664	34,545	36,863

Explanations:
–	Number of non-executive BoD members: 2003: seven acting members as of 31 December, one for nine months only 2004: seven acting members as of 31 December. 2005: eight acting members as of 31 December.

–	Shares valued at CHF 141.50 (average price of UBS shares at virt-x over the last ten trading days of February 2006), discount price CHF 120.30. The shares are blocked for four years. Related parties of non-executive BoD members are not granted any shares.
Value per share 2004: CHF 101.80; 2003: CHF 95.30
–	Allowance for “Out of pocket” expenses (CHF 15,000) in addition.

Corporate Governance
Compensation, shareholdings and loans

Additional information on equity-based compensation

Disclosure differences between IFRS and SWX requirements
Since 1 January 2005, expensing of equity-based compensation has become mandatory. IFRS requires entities to recognize the fair value of share-based payments made to employees as compensation expense, recognized over the service period, which is generally equal to the vesting period. Disclosure in the financial statements is reported on this accounting basis, while the disclosure of compensation in the Handbook will continue to relate to figures attributable to performance in the financial year under review.
Disclosure of management transactions
Since 1 July 2005, UBS has disclosed transactions by members of the Board of Directors and the GEB in the firm’s own shares and options to the SWX on a no name basis. In the period from 1 July 2005 to 31 December 2005, shares and options in the value of CHF 35.6 million were sold by nine senior executives. No shares or options were bought during the reporting period. These sales have to be seen in light of the fact that senior executives receive at least 50% of their incentive pay in shares and options, and that stringent share holding requirements apply. Two non-executive Board members elected to receive 100%, rather than the mandatory minimum 50%, of their remuneration for the period AGM 2005/2006 in restricted UBS shares. This election, which was disclosed accordingly to the SWX, will be effective for 2006 only.

Share ownership

No individual BoD or GEB member holds 1% or more of all shares issued.

Executive Board members and members of the Group Executive Board 1

Shares held as of 31 December 2005:                    4,225,946

Of which

Vested	Vesting 2006	Vesting 2007	Vesting 2008	Vesting 2009	Vesting 2010

1,949,604	665,294	733,912	414,192	298,110	164,834

1 Includes parties closely linked to them.

Non-executive members of the Board 1

Shares held as of 31 December 2005:                    131,046

Of which

Non-restricted	Blocked until 2006	Blocked until 2007	Blocked until 2008	Blocked until 2009

29,879	12,688	27,832	26,102	34,545

1 Includes parties closely linked to them.

Corporate Governance

Options held

Executive Board members and members of the GEB

Senior executives held the following options on UBS shares as of 31 December 2005:

Number of options	Year of grant	Vesting date	Expiry date	Subscription ratio	Strike price

633,562	2001	20.02.2004	20.02.2009	1:1	CHF 100.00

292,322	2002	20.02.2005	31.01.2012	1:1	CHF 77.75

188,072	2002	31.01.2005	31.01.2012	1:1	USD 45.26

240,000	2002	28.06.2005	28.06.2012	1:1	CHF 80.75

12,311	2002	20.02.2005	31.07.2012	1:1	CHF 77.75

145,000	2002	28.06.2005	28.12.2012	1:1	CHF 80.75

480,000	2003	31.01.2006	31.01.2013	1:1	USD 48.00

607,000	2003	31.01.2006	31.07.2013	1:1	CHF 65.00

492,282	2004	28.02.2007	28.02.2014	1:1	CHF 103.75

608,536	2004	28.02.2007	28.02.2014	1:1	USD 81.25

1,171,654	2005	01.03.2008	28.02.2015	1:1	CHF 111.50

560,386	2005	01.03.2008	28.02.2015	1:1	USD 95.50

Parties closely linked to the executive members of the Board and the member of the GEB do not hold any options on UBS shares.

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
Loans and advances to non-executive Board members and related parties are transacted on the same terms as those prevailing at the time for comparable transactions with non-affiliated persons.
Loans granted to executive Board members and members of the GEB
As of 31 December 2005, collateralized loans and fixed advances of CHF 1,500,000 were receivable from one member of the GEB, and mortgages in the amount of CHF 18,642,750 had been granted to seven members of the group of senior executives and their close family members.

Loans granted to non-executive Board members

Individual loans and mortgages granted to one non-executive Board member amounted to CHF 480,000. Loans granted to companies related to five non-executive Board members amounted to CHF 919.5 million, including guarantees, contingent liabilities and unused committed credit facilities. For details see note 32 to the financial statements.

Corporate Governance
Shareholders’ participation rights

Shareholders’ participation rights

UBS is committed to making it as easy as possible for shareholders to take part in its decision-making processes. Almost 200,000 directly registered shareholders and some 70,000 US shareholders registered via nominee companies regularly receive written information about the firm’s activities and performance and are personally invited to shareholder meetings.

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

Voting rights, restrictions and representation

UBS places no restrictions on share ownership and voting rights. Nominee companies and trustees, who normally represent a great number of individual shareholders, may register an unlimited number of shares, but voting rights are limited to a maximum of 5% of outstanding UBS shares in order to avoid the risk of unknown shareholders with large stakes being entered into the share register. Securities clearing organizations such as The Depository Trust Company (DTC) in New York and SIS SegaInterSettle in Switzerland are exempt from the 5% voting limit. SIS, however, does not register its holdings with voting rights.

In order to have voting rights registered, shareholders must confirm they acquired UBS shares in their own name and for their own account. Nominee companies / trustees are required to sign an agreement with UBS, confirming their willingness to disclose to the company, upon its request, individual beneficial owners holding more than 0.3% of all issued shares.
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

Corporate Governance
Change of control and defense measures

Change of control and defense measures

UBS refrains from restrictions that would hinder developments initiated in or supported by the financial markets. It also does not have any specific defenses in place to prevent hostile takeovers.

Duty to make an offer

An investor who acquires 33 1/3 % of all voting rights, whether they are exercisable or not, has to submit a takeover offer for all shares outstanding, according to Swiss stock exchange law. UBS has not elected to change or opt out of this rule.

Clauses on changes of control

The service agreements and employment contracts of the executive Board members, of the members of the Group Ex-

ecutive Board and of the Group Managing Board do not contain clauses triggered by a change of control. UBS does not offer “golden parachutes” to its senior executives. Employment contracts contain notice of termination periods of twelve months for GEB members and six to twelve months for GMB members, depending on local market practice. During this notice period they are entitled to salary and bonuses.
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

External, independent auditors

Ernst & Young Ltd., Basel, have been assigned the mandate to serve as global auditors for the UBS Group. They assume all auditing functions according to laws, regulatory requests, and the UBS Articles of Association (see also the paragraph about auditors responsibilities in the regulation and supervision section on page 129–131). The Audit Committee of the Board annually assesses the independence of Ernst & Young and has determined that they meet all independence requirements established by the US Securities and Exchange Commission (SEC). Authority for pre-approval of all additional audit, audit-related and non-audit mandates to the principal auditors lies with the Audit Committee, ensuring that independence of the auditors is not jeopardized by conflicts of interests through additional mandates. Ernst & Young Ltd. inform the Audit Committee annually of the measures they are taking to ensure their own and their employees’ independence from UBS. The Audit Committee assesses this information on behalf of the Board and informs the Board accordingly.

At the Extraordinary General Meeting on 7 September 2000, UBS shareholders appointed Deloitte & Touche AG, Basel, as special auditors. The special auditors provide audit opinions in connection with capital increases, independently from the Group auditors. They were re-appointed at the AGM in 2003 for another three-year term of office. At the 2006 AGM, BDO Visura, Zurich, is proposed for election for a three-year term of office.

Duration of the mandate and term of office of the lead partners

After the UBS-SBC merger, Ernst & Young Ltd., Basel were first appointed as UBS’s principal external auditor for the audit of the 1998 financial statements. Following a comprehensive evaluation process during 1999, they were proposed for re-election at the 2000 AGM. The AGMs through 2005 annually confirmed their mandate, and they will be proposed for re-election at the 2006 AGM.
Due to the seven-year rotation requirement established by the Swiss Chamber of Auditors and declared mandatory for banks by the Swiss Federal Banking Commission, the lead partners in charge of the UBS audit, Roger K. Perkin and Peter Heckendorn, had to be replaced. Andreas Blumer took over from Peter Heckendorn over the course of 2004, and Roger K. Perkin has been replaced by Andrew McIntyre at the beginning of 2005, after completion of the audit for the 2004 financial year.

Fees paid to principal external auditors

UBS paid the fees (including expenses) listed in the table below to its principal external auditors Ernst & Young Ltd.
Audit work includes all services necessary to perform the audit in accordance with applicable generally accepted auditing principles as well as other assurance services that generally only the Principal Auditor can provide, including comfort letters, statutory and regulatory audits, attest services, con-

Fees paid to external auditors
UBS paid the following fees (including expenses) to its principal external auditors Ernst & Young Ltd.:
	For the year ended

in CHF thousand	31.12.05	31.12.04

Audit

Global audit fees	39,802	33,465

Additional services classified as audit (services required by law or statute, including work of non-recurring nature mandated by regulators)	9,984	3,094

Total audit	49,786	36,559

Non-audit

Audit-related fees	10,870	9,513

Tax advisory	2,511	3,451

Other	3,076	3,282

Total non-audit	16,457	16,246

Corporate Governance
Auditors

sents, and reviews of documents filed with regulatory bodies under applicable law.

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
Tax work are services performed by professional staff in Ernst & Young’s tax division, other than audit work, and includes tax compliance, tax consultation and tax planning in respect of UBS’s own affairs. Ernst & Young may not provide tax consulting to members of UBS management who serve in a financial reporting oversight role.
“Other” services are only approved on an exceptional basis. In 2004 and 2005, they mainly comprised on-call advisory services and selected transaction-related operational reviews.
In addition to the fees listed in the table, Ernst & Young were paid CHF 20,575,000 (CHF 14,876,000 in 2004) for audit and tax work performed on behalf of UBS Investment Funds, many of which have independent fund boards or trustees.

Pre-approval procedures and policies

All services provided by Ernst & Young have to be pre-approved by the Audit Committee of the Board. A pre-approval may be granted either for a specific mandate or in the form of a general pre-approval authorizing a limited and well-defined type and amount of services. The Audit Committee has delegated pre-approval authority to its chairman. After endorsement by the Group CFO, requests for mandates are routed to the Company Secretary, who submits them to the chairman of the Audit Committee for approval. At each quarterly meeting, the Audit Committee is informed on the approvals granted by its chairman.
The SEC prohibits independent auditors from providing a number of specific services. Ernst & Young have not provided any such services during the year.

Group Internal Audit

With 275 staff members worldwide at 31 December 2005, Group Internal Audit provides an independent review of the effectiveness of UBS’s system of internal controls and compliance with key rules and regulations. It specifically verifies or assesses whether the internal controls are commensurate with the corresponding risks and are working effectively, whether activities within the firm are being conducted and recorded properly, correctly and fully, and whether the organization of operations, including information technology, is efficient and information is reliable. All key issues raised by Group Internal Audit are communicated to the management responsible, to the Group CEO and to the executive members of the Board of Directors via formal Audit Reports. The Chair-

man’s Office and the Audit Committee of the Board are regularly informed of important findings. Group Internal Audit closely cooperates with internal and external legal advisors and risk control units on investigations into major control issues.

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
At least once per year, the Chairman’s Office discusses with the lead partners of Ernst & Young Ltd. the audit work performed, the main findings and critical issues that arose during the audit.
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

UBS provides regular information to its shareholders and to the financial community.

Financial results will be published as follows:

First Quarter	4 May 2006

Second Quarter	15 August 2006

Third Quarter	31 October 2006

Fourth Quarter	13 February 2007

The Annual General Meeting of Shareholders will take place as follows:

2006	19 April 2006

2007	18 April 2007

     UBS meets regularly with institutional investors throughout the year, holding results presentations, specialist investor seminars, roadshows and one-to-one or group meetings across the world. Where possible, these events involve UBS senior management as well as the UBS Investor Relations team. As a means of further widening our audience and maintaining contact with our shareholders around the world, we also make use of diverse technologies such as web casting, audio links and cross-location video-conferencing.

Our website (www.ubs.com/investors) includes comprehensive information about UBS, including a complete set of our published reporting documents, on-demand access to recent webcast presentations and copies of presentations that senior management have given at industry conferences.
Once a year, registered shareholders receive our Annual Review (unless they chose not to). It provides an overview of the firm and its activities during the year as well as key financial information. Each quarter, they are also mailed an update about our ongoing initiatives as well as information on our quarterly financial performance. If they want more detailed information, shareholders can request our complete financial reports, produced on a quarterly and annual basis, free of charge.
To ensure fair access to and dissemination of our financial information, we make our publications available to all shareholders at the same time.
A complete list of all sources of information about UBS and contact details for shareholders as well as other interested parties are included in this Handbook on pages 4–6.

Financial disclosure principles

Based on our discussions with analysts and investors, we believe that the market rewards companies that provide clear, consistent and informative disclosure about their business. Our aim therefore is to communicate UBS’s strategy and results in such a way that shareholders and investors can gain a full and accurate understanding of how the company works, what its growth prospects are and what risks they might entail.

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

Financial reporting policies

We report UBS’s results after the end of every quarter, and include a breakdown of results by Business Groups and business units and extensive disclosures relating to credit and market risk.

We prepare UBS’s financial statements according to International Financial Reporting Standards (IFRS), and provide additional information in our Financial Report to reconcile the UBS accounts to US Generally Accepted Accounting Principles (US GAAP). A detailed explanation of the basis of UBS’s accounting is given in note 1 to the financial statements, which are published in the Financial Report 2005. An explanation of the critical accounting policies applied in the preparation of our financial statements is provided in a specific section in our Financial Report 2005.

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

US regulatory disclosure requirements

As a Swiss company listed on the New York Stock Exchange (NYSE), we comply with the disclosure requirements of the Securities and Exchange Commission (SEC) and the NYSE for private foreign issuers. These include the requirement to make certain filings with the SEC. As a private foreign issuer, some of the SEC’s regulations and requirements which apply to domestic issuers are not applicable to UBS. We provide

UBS’s regular quarterly reports to the SEC under cover of Form 6-K, and file an annual report on Form 20-F. We also provide additional disclosure at half-year to meet specific SEC requirements, which again is provided under cover of Form 6-K. These reports, as well as materials sent to shareholders in connection with annual and special meetings, are all available on our website, at www.ubs.com/investors. As of the end of the period covered by this Annual Report, an evaluation was carried out under the supervision of our management, including the Group CEO and Group CFO, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a–15e) under the US Securities Exchange Act of 1934. Based upon that evaluation, the Group CEO and Group CFO concluded that these disclosure controls and procedures were effective as of the end of the period covered by this Annual Report. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

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

Regulatory policy

Swiss regulatory policies are formulated on three levels. The first two are the statutory levels of primary and secondary legislation issued by Parliament and the Swiss Federal Council. The SFBC has substantial influence on the drafting of these regulatory statutes (for example, the specific ordinance concerning the prevention of money laundering of 18 December 2002, amended in 2003). On a more technical level, the SFBC is empowered to issue so-called circulars, 27 of which are presently effective. These include a circular ruling the super-

vision of large banking groups issued on 21 April 2004. The latter directly applies to UBS and prescribes what information we are required to provide the SFBC, the structure of our regular interaction with them, and the scope of on-site reviews (prudential independent controls) as well as extended audits by the SFBC. In certain fields, the SFBC officially endorses self-regulatory guidelines issued by the banking industry (through the Swiss Bankers’ Association), making them an integral part of banking regulation. Examples are:

–	Allocation Directives for the New Issues Market, 2004
–	Agreement on Swiss banks’ code of conduct with regard to the exercise of due diligence (CDB 03), 2003
–	Directives on the Independence of Financial Research, 2003
–	Portfolio Management Guidelines, 2003
–	Guidelines on Internal Control, 2002
–	Guidelines on the handling of dormant accounts, custody accounts and safe-deposit boxes held in Swiss banks, 2000

     Certain aspects of securities broking, such as the organization of trading, are subject to self-regulation through the SWX Swiss Exchange (for example, the Listing regulation of 24 January 1996) and the Swiss Bankers’ Association, under the overall supervision of the SFBC. As a means of improving information flows to investors, the SWX Swiss Exchange on 1 July 2005 enacted an amendment requiring the disclosure of management transactions.

Role of external auditors and direct supervision of large banking groups

The Swiss supervisory system relies on banks’ external auditors, who are licensed and supervised by the SFBC, and carry out official duties on behalf of and subject to sanctions imposed by the SFBC. The responsibility of external auditors not only encompasses the audit of financial statements but also entails the review of banks’ compliance with all prudential requirements.
The SFBC has direct responsibility for supervision in two areas: capital requirements for market risk (which will be further expanded to cover the advanced credit and operational risk models under Basel II), and the supervision of the two large Swiss banking groups, including UBS. The supervisory strategy entails direct supervision in the form of regular meetings with bank management, supervisory visits to our operations, on-site reviews, direct reporting, both routine and ad hoc, and regular meetings with the host regulators of our

Corporate Governance
Regulation and supervision

overseas activities. Close co-operation, including regular trilateral meetings, has been established between the SFBC and UBS’s US and UK regulators, and further links are being established by the SFBC with other relevant regulators.

Reporting requirements and capital requirements

UBS reports financial, capital, legal and risk information to the SFBC. The SFBC also reviews the bank’s risk management and control principles and procedures in all areas of risk, including Know Your Customer rules and anti-money laundering practices.
Switzerland applies the internationally agreed capital adequacy rules of the Basel Capital Accord, but the SFBC implementation imposes a more differentiated and tighter regime than the internationally agreed rules, including a more stringent definition of capital (see Capital management on page 88). Switzerland has drafted national laws to implement Basel II following a period of consultation that ended on 31 December 2005.

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

Regulation and supervision in the US

Banking regulation

UBS’s operations in the United States are subject to a variety of regulatory regimes. It maintains branches in California, Connecticut, Illinois, New York and Florida. UBS’s branches located in California, New York and Florida are federally licensed by the Office of the Comptroller of the Currency. US branches located in Connecticut and Illinois are licensed by the state banking authority of the state in which the branch is located. Each US branch is subject to regulation and examination by its licensing authority. In addition, the Board of Governors of the Federal Reserve System exercises examination and regulatory authority over our state-licensed US branches. We also maintain state and federally chartered trust companies and other limited purpose banks, which are regulated by state regulators or the Office of the Comptroller of the Currency. Only the deposits of UBS’s subsidiary bank located in the state of Utah are insured by the Federal Deposit Insurance Corporation. The regulation of our US branches and subsidiaries imposes restrictions on the activities of those branches and subsidiaries, as well as prudential restrictions, such as limits on extensions of credit to a single borrower, including UBS subsidiaries and affiliates.
The licensing authority of each US branch has the authority to take possession of the business and property of UBS located in the state of the office it licenses in certain circumstances. Such circumstances generally include violations of law, unsafe business practices and insolvency. As long as UBS maintains one or more federal branches, the Office of the Comptroller of the Currency also has the authority to take possession of the US operations of UBS AG under similar circumstances, and this federal power may preempt the state insolvency regimes that would otherwise be applicable to our state-licensed branches. As a result, if the Office of the Comptroller of the Currency exercised its authority over the US branches of UBS AG pursuant to federal law in the event of a UBS insolvency, all of UBS’s US assets would most likely be applied first to satisfy creditors of our US branches as a group, and then made available for application pursuant to any Swiss insolvency proceeding.
In addition to the direct regulation of our US banking offices, operating US branches subjects UBS to regulation by the Board of Governors of the Federal Reserve System under various laws, including the International Banking Act of 1978 and the Bank Holding Company Act of 1956. On 10 April 2000, UBS AG was designated a “financial holding company” under the Bank Holding Company Act of 1956. Financial holding companies may engage in a broader spectrum of activities, including underwriting and dealing in securities. To maintain its financial holding company status, UBS, its US subsidiary federally chartered trust company, and its US subsidiary bank located in Utah are required to meet or exceed certain capital ratios and UBS’s US branches, its US subsidiary federally chartered trust company, and its US subsidiary bank located in Utah are required to meet or exceed certain examination ratings.
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

Introduction

On 4 November 2003, the Securities and Exchange Commission (SEC) approved the revised New York Stock Exchange corporate governance rules. Foreign private issuers – such as UBS – were required to comply with the rules on Audit Committees by 31 July 2005 and had to also disclose significant differences and material non-compliance with all other NYSE standards by the first annual shareholders meeting after 15 January 2004. UBS fully complies with the SEC requirements relating to Audit Committees and fulfills the overwhelming majority of the NYSE listing standards on corporate governance. The few exceptions are mainly due to the different legal system in Switzerland and are explained in detail in this chapter.

Independence of directors

The Board of Directors, based on the listing standards of the NYSE, approved “Criteria for defining external Board members’ independence”, which are published on the firm’s website under www.ubs.com/corporate-governance. Each external director has to personally confirm his compliance with the criteria. The Board, at its meeting of 9 February 2006, affirmatively determined that Ernesto Bertarelli, Peter Böckli, Sir Peter Davis, Rolf A. Meyer, Helmut Panke, Peter Spuhler, Peter Voser and Lawrence A. Weinbach have no material relationship with UBS, either directly or as a partner, controlling shareholder or executive officer of a company that has a relationship with UBS. Each of them also met all the other requirements of the Board and of the New York Stock Exchange with respect to independence, with the exception of Ernesto Bertarelli. Mr. Bertarelli does not satisfy one of the independence requirements because UBS is the main sponsor to Team Alinghi, the defender of the “America’s Cup 2007”. Mr. Bertarelli is the owner of Team Alinghi SA. Otherwise Ernesto Bertarelli fully satisfies the New York Stock Exchange independence requirements. The Board of Directors does not believe that UBS’s sponsorship of Team Alinghi impairs Mr. Bertarelli’s independence in any way.

The Board of Directors has also determined that Lawrence A. Weinbach, Sir Peter Davis and Rolf A. Meyer meet the more stringent independence requirements for Audit Committee members. They do not receive directly or indirectly any consulting, advisory or other compensatory fees from UBS other than in their capacity as directors. They do not hold directly or indirectly UBS shares in excess of 5% of the outstanding capital, and none of them serves on the audit committees of more than two other public companies. The Board determined that all three Audit Committee members are financially literate and that Lawrence A. Weinbach and Rolf A. Meyer are “financial experts” according to the definitions established by the Sarbanes-Oxley Act of 2002, Lawrence A. Weinbach being a certified public accountant and having been in the audit and accounting business during most of his professional career, and Rolf A. Meyer through his former responsibility as Chief Financial Officer of a large listed company.
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

Board committees

UBS has established audit, compensation and nominating committees. The charters for all Board Committees are published on www.ubs.com/corporate-governance. Additional information on the Board Committees’ mandates, responsibilities and authorities and their activities during 2005 can be found on pages 107–108 of this section.

In addition to these three committees, the Chairman of the Board and the Vice Chairmen form a “Chairman’s Office”, which has clearly defined authorities and duties. It also has responsibility for oversight of the internal audit function (as defined in the Swiss Federal Banking Commission’s Circular Letter on Internal Audit) and acts as Risk Committee of the Board. For more details see page 107 of this section, the UBS

Corporate Governance

Organization Regulations with its Appendix, and the Charter for the Chairman’s Office (www.ubs.com/corporate-governance).

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

     The New York Stock Exchange has published new forms for the annual and interim written affirmation required under Section 303A.12 (c) of the NYSE Corporate Governance listing standards. NYSE-listed foreign private issuers are required to submit an annual written affirmation and accompanying exhibits to the NYSE, certifying that it is in compliance with the NYSE corporate governance requirements applicable to foreign private issuers – specifically the audit committee requirements and the requirement to provide a statement of significant corporate governance differences. NYSE-listed foreign private issuers have become subject to these requirements as of 31 July 2005. UBS filed the requested affirmation forms and exhibits in mid-July 2005.

From now on, the annual written affirmation will have to be submitted no later than 30 days after filing the annual report on Form 20-F with the SEC.

Corporate Governance
Compliance with NYSE listing standards
on corporate governance

Corporate Governance Guidelines, Code of Business Conduct and Ethics, and Whistleblowing Protection

     The Board of Directors has adopted corporate governance guidelines, which are published on the UBS website at www.ubs.com/corporate-governance.

The Board of Directors has also adopted a Code of Business Conduct and Ethics with an Addendum for principal executive, financial and accounting officers or controllers, as re-

quired by the Sarbanes-Oxley Act. The code is available on the UBS website at www.ubs.com/corporate-governance.

The Audit Committee of the Board has established rules for the handling of complaints related to accounting and auditing matters in addition to the internal policies on Whistle-blowing Protection for Employees and on Compliance with Attorney Standards of Professional Conduct. The Audit Committee Procedures are available on the UBS website (www.ubs.com/corporate-governance).

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

Members as of 31 December 2005 and announced changes.

Global Wealth Management & Business Banking

Michel Adjadj	Head of Wealth Management Eastern Mediterranean, Middle East & Africa

Robert J. (Bob) Chersi	Deputy Chief Financial Officer

Michael A. Davis	Head of Western Division of Wealth Management US (to retire as of 1 January 2006)

Arthur Decurtins	Head of Wealth Management Benelux, Germany & Central Europe

Jürg Haller	Head of Products & Services

Marten Hoekstra	Head Wealth Management US

Dieter Kiefer	Head of Wealth Management Western Europe

Martin Liechti	Head of Wealth Management Americas

Hans-Ulrich Meister	Head of Business Banking

Francesco Morra	Head of Wealth Management Italy

Tom Naratil	Head of Market, Strategy and Development

Jeremy Palmer	Head of Wealth Management UK, Northern & Eastern Europe

Werner H. Peyer	Head of Wealth Management for Zurich region

James M. Pierce	Head Western Division, Wealth Management US

James D. Price	Head Eastern Division, Wealth Management US

Joe Rickenbacher	Chief Credit Officer

Alain Robert	Head of Wealth Management Switzerland

Kathryn Shih	Head of Wealth Management Asia Pacific

Jean Francis Sierro	Head of Resources

Timothy Sennatt	Head of Eastern Division Wealth Management US (to retire as of 1 January 2006)

Robert H. Silver	Managing Director (to retire as of 1 January 2006)

Anton Stadelmann	Chief Financial Officer

Michael A. Weisberg	Head of Investment Solutions / Products and Services

Stephan Zimmermann	Chief Operations Officer

David Zoll	Head of Marketing Strategy and Development, Wealth Management US

Global Wealth Management & Business Banking (continued)

New members as of 1 March 2006:

Bernhard Buchs	Chief Risk Officer

Diane Frimmel	Director of Operations and Services, Wealth Management US

Rolf Olmesdahl	Head Information Technology

Felix B. Ronner	Global Head of Transaction Products and Head of Products & Services Europe

Klaus W. Wellershoff	Global Head Wealth Management Research

Investment Bank

Andy Amschwand	Head of Investment Bank Switzerland Global Head of Foreign Exchange / Cash and Collateral Trading

David Aufhauser	Global General Counsel

Michael Bolin	Chief Administrative Officer

Gary Bullock	Global Head of Infrastructure Logistics (to step down as of 1 March 2006)

Simon C. Bunce	Global Head of Fixed Income and Rates

Regina A. Dolan	Chief Financial Officer

Robert Gillespie	CEO EMEA and Vice Chairman

Thomas R. Hill	Global Head of Equity Research (as of 1 January 2006 Chief Communication Officer)

Stephan Keller	Chief Risk Officer

Ken Moelis	President of Investment Bank

Rory Tapner	Chairman and CEO Asia Pacific (Member of the GEB as of 1 January 2006)

Robert Wolf	Chief Operating Officer

New members as of 1 March 2006:

David A. Bawden	Chief Credit Officer

Maria Bentley	Global Head of Human Resources

Daniel Coleman	Joint Global Head of Equities

J. Richard Leaman III	Joint Global Head Investment Banking Department

Jeffrey A. McDermott	Joint Global Head Investment Banking Department

Brad Orgill	CEO and Chairman, Australasia

John Pius Wall	Joint Global Head of Equities

Alexander Wilmot-Sitwell	Joint Head Investment Banking Department

Global Asset Management

Gabriel Herrera	Head of Europe, Middle East & Africa

Thomas Madsen	Global Head of Equities

Joe Scoby	Head of Alternative and Quantitative Investments

Brian Singer	Global Head of Global Investment Solutions

Kai Sotorp	Head of Americas

Mark Wallace	Chief Operating Officer

Paul Yates	Global Head of Strategic Client Development

Corporate Governance
Senior leadership

Global Asset Management (continued)

New members as of 1 March 2006:

Mario Cueni	Global Head of Legal, Compliance & Risk Control

Christof Kutscher	Head of Asia Pacific

John A. Penicook Jr.	Global Head of Fixed Income

Corporate Center

Scott G. Abbey	Chief Technology Officer

Mark Branson	Chief Communication Officer (as of 1 January 2006 Chief Executive Officer and President of UBS Securities Japan Limited)

Rolf Enderli	Group Treasurer (to retire as of 1 July 2006)

Thomas Hammer	Group Head of Human Resources

Philip J. Lofts	Group Chief Credit Officer

Robert W. Mann	Head of Leadership Institute

Hugo Schaub	Group Controller (retiring as of 1 July 2006)

Neil R. Stocks	Head of Group Compliance

New members as of 1 March 2006:

Charles Nicholas Bolton	Group Head Operational Risk

Peter Thurneysen	Head Group Controlling & Accounting

William Widdowson	Head of Group Accounting Policy

Chairman’s Office

Luzius Cameron	Company Secretary

Markus Ronner	Head of Group Internal Audit

Business Group Vice Chairmen

Business Group Vice Chairmen are appointed to support the businesses in their relationships with key clients. They strongly contribute to the success of UBS and work closely together with the members of the Group Managing Board.

Members as of 31 December 2005 and announced changes

Global Wealth Management & Business Banking

Thomas K. Escher	Wealth Management

Carlo Grigioni	Wealth Management

Eugen Haltiner	Business Banking

Investment Bank

Ken Costa

Lord Brittan of Spennithorne, QC

Senator Phil Gramm

Blair Effron (as of 1 March 2006)

Corporate Responsibility

Responsible behavior is an important part of our culture, identity and business practice.

Corporate Responsibility

Corporate Responsibility

We make responsible behavior an important part of our culture, identity and business practice. As a leading global financial services firm, we want to provide our clients with value-added products and services, promote a corporate culture that adheres to the highest ethical standards, and generate superior but sustainable returns for our shareholders. We are committed to being an equal opportunity employer, protecting the environment, adhering to high social standards, and contributing to the communities that we are a part of.

Behaving responsibly can sometimes mean moving beyond solely profit-oriented considerations and legal requirements when doing business. For us, that translates into four broad fields of action:
–	we aim to provide a working environment that is based on the values of equal opportunity, diversity and meritocracy
–	we uphold high ethical standards when dealing with our clients and suppliers
–	we have a global environmental management process in place to make sure that in all our business dealings we act in an environmentally responsible manner
–	we support the communities we are a part of both through
donations and by giving our employees the opportunity to engage in volunteer work.

     Since 2000, UBS has been a participating member of the UN Global Compact, a United Nations platform that encourages and promotes good corporate practice in the areas of human rights, labor, and the environment. By adhering to its principles, we contribute to the betterment of the communities and societies we work and live in – while also creating sustainable value for our shareholders.

We were also one of the first parties to sign the United Nations Environment Program’s Bank Declaration (UNEP bank declaration) in 1992, which committed us to integrating appropriate environmental measures in our activities. Beyond that, our internal professional environmental management system is regularly certified to the ISO 14001 standard.
Our efforts are widely recognized. We have been a component of the Dow Jones Sustainability Indexes since their inception in 1999. The indexes track the financial performance of the leading sustainability-driven companies worldwide. We are also included in the FTSE4Good Index, which meas-

Corporate responsibility in UBS guidelines and policies

The importance we attach to responsible corporate behavior is reflected in the various documents and policies defining the rules and principles that we apply to UBS employees globally.

Our Vision and Values state that we are a member of the global community and should behave as a responsible corporate citizen. Our firm and its employees should conduct themselves in a manner that is above reproach, as preserving our integrity is vital to our most valuable asset – our reputation.

The Code of Business Conduct and Ethics of UBS sets forth the policies and practices which we expect all employees of UBS to follow. It outlines the required standards of fairness, honesty, and integrity in a general manner. It is the basis for all UBS policies.

Employment of staff
UBS provides equal employment and advancement opportunities for all our employees, regardless of gender, ethnicity, race, nationality, age, disability, sexual orientation, or religion.

Whistleblowing protection
We have a whistleblowing policy to encourage employees to report any breach of law, regulations or codes of ethics to the appropriate senior manager without fear of retaliation.
Conflicts of interest
UBS is committed to ensuring fair treatment of all its stakeholders, whilst recognizing that conflicts of interest cannot always be avoided. We have therefore established guiding principles that outline our approach in properly identifying and managing conflicts of interest. In addition, various other policies address situations in which a conflict of interest might potentially arise, such as personal account dealing, or the providing and receiving of gifts. UBS’s Investment Bank also has specific conflict of interest policies for its research activities.

Corporate Responsibility

ures the performance of global companies in the areas of environmental sustainability, stakeholder relations and support for human rights.

Our corporate responsibility processes

In 2001, we created a Corporate Responsibility Committee (CRC). It assesses how to meet the evolving expectations of our stakeholders related to our corporate conduct. If the committee concludes that there is a gap between what stakeholders expect and what we practice – and that this gap represents either a risk or an opportunity to the firm – the CRC suggests appropriate measures to management.

The committee is chaired by Marco Suter, Executive Vice-Chairman of UBS and Group Environmental Representative, and includes one other member of the Board of Directors and eight senior UBS executives representing our businesses, as well as a number of corporate functions, including legal and communication.
The committee’s work is supported by a working group that comprises representatives from all our Business Groups, as well as functional experts. It evaluates any new issues potentially related to corporate conduct, and ensures that all are brought to the attention of the committee.
Neither the committee nor the working group runs ongoing operational processes related to corporate responsibility;

rather they ensure that UBS aligns business practices with changing societal expectations.

Contributing to society – preventing money laundering

Extensive and constant efforts to prevent money laundering and terrorist financing are important contributions to society. The integrity of the financial system is the responsibility of all those involved in it. We take our duties extremely seriously – in protecting both the system at large and our own operations. Our stakeholders expect us to be at the forefront of developing strategies and implementing measures necessary to achieve these objectives. The threats posed by money laundering and terrorism are real, and we all have a role in contributing to the fight against them as effectively as possible.

The Group Money Laundering Prevention Unit leads our efforts to fight money laundering, corruption, and the financing of terrorism. Its key task is to help employees to recognize, and then manage and report suspicious activities – in a way that neither treats all clients as criminals nor unduly hinders our normal banking business. While doing so, we remain completely committed to the respect and protection of our clients’ privacy, a cornerstone of our firm’s philosophy, which

Anti-money laundering and bribery of public officials
We have committed ourselves to fighting money laundering, corruption and terrorist finance. To do that, we have a number of policies in place, an effective risk management framework, and an anti-money laundering unit. We aim to prevent bribery of public officials by requiring the pre-approval of any transfer of assets to a public official.

Memberships and donations
We have a policy governing the handling and uniform treatment of memberships and donations by UBS and its employees globally. It specifies that donations are goodwill payments made to organizations whose activities serve (among others) non-profit, charitable, cultural and educational purposes.

New business initiatives
We have a control and governance structure across UBS and its businesses defining a process to ensure that new business initiatives and, where relevant, individual transactions are in line with our environmental, social and ethical standards.

Information security
UBS adheres to the highest standards of information security. It meets legal and regulatory requirements related to information security, satisfying the obligations it has to customers, employees, and shareholders.

Environmental management
UBS is committed to integrating environmental considerations into all its business activities. Our environmental policy has put the practices prescribed by UNEP into operation in the areas of banking and in-house operations.

Corporate Responsibility

we integrate into our money laundering prevention structure to the best of our abilities.

The best way to achieve our goals is through a real spirit of partnership across the firm – between those who manage client relationships and the risk managers and controllers who support them. Our employees should be focused on really getting to know clients, understanding their needs – and then questioning things that do not make sense. In order to assist our employees in staying ahead of the curve in respect of their “know your customer” (KYC) skills and the identification of new trends in suspicious behavior, we ensure that they undertake regular training courses, both in the form of on-line training and seminars. In fact, we believe that one reason clients choose UBS is because they are confident of our first-class reputation for integrity.
To prevent money laundering, we take a risk-oriented approach that is tailored to our different business lines and their specific risks and exposures. This includes establishing, where applicable, consistent criteria by which a business relationship should be judged “higher-risk”. We utilize advanced technology to assist us in the identification of transaction patterns or unusual dealings.
We are also strongly committed to promoting stringent anti-money laundering standards for the financial industry as a whole. As a prime example of this, UBS was one of the driving forces behind the launch of the Wolfsberg Group and its issuance of global anti-money laundering principles in 2000. In subsequent years, we also strongly supported its efforts to suppress terrorism finance, its monitoring, screening, and searching guidelines, and its correspondent banking principles.
As part of the group, and at the request of Russian and Chinese banking authorities, we have held seminars in both countries on how to prevent money laundering. In addition to the training programs accomplished within the context of the Wolfsberg Group, UBS frequently conducts, at the request of the Swiss Ministry of Foreign Affairs, training seminars for countries still developing anti-money laundering or contra terrorist financing legislation. In 2005, we held training seminars in Morocco, Tunisia, Algeria, Uzbekistan, Tajikistan, Azerbaijan, and China.

Investing in our communities

The “raison d’être” behind our well-established program of community investment is the recognition that our success depends not only on the skills and resources of our people and the relationships we foster with clients, but also on the health and prosperity of the communities we work in. UBS supports communities in various ways: we make direct cash donations to selected organizations, match donations from our employees to most charities, and promote employee volunteering. Dedicated teams worldwide work closely with staff at all levels to build partnerships with organizations in the communities where we operate, focusing on education, regeneration and environmental projects.

Overall, in 2005, UBS donated more than CHF 46 million to support charitable causes and immediate disaster relief. Our employees, through their donations and volunteer efforts, make further significant contributions to the communities they live in, and, depending on location, UBS supports their commitment by offering up to two days per year for volunteering.
UBS has expanded its community affairs program around the globe. In 2005, a new community affairs coordination function for Switzerland was established. This recently created function coordinates all charitable activities by UBS and its staff

Disaster relief support

In the past year, we have witnessed a number of major natural catastrophes – the tsunami that hit Southeast Asia at the end of 2004, Hurricane Katrina in the US, and the Pakistani earthquake – all of which called for immediate disaster relief. In these cases, as well as others, UBS and its employees stepped in and supported the communities affected in several ways.
UBS responded to the tsunami with a USD 3 million donation for immediate relief. It also established the UBS Tsunami Relief Fund to provide long-term assistance. Amounting to over CHF 4 million the fund comprises employee donations and matched givings by UBS. With these contributions UBS supports 14 projects in the disaster-struck regions. We are confident that the projects we have chosen are both legitimate and genuinely in need of funds, and we have conducted extensive due diligence to ensure that our employees’ donations reach the communities most in need. By focusing on medium to long-term relief, we have ensured that selected projects complement our ongoing programs in the region and that, consequently, the partnerships will be managed closely throughout their duration. Detailed information on the UBS Tsunami Relief Fund is available on the web at www.ubs.com/tsunamirelief

In addition, we donated CHF 1 million for Hurricane Katrina relief work, CHF 1 million for reconstruction in areas damaged or destroyed by last summer’s floods in Switzerland. We also supported relief efforts following the Pakistani earthquake by matching the donations made by employees in the UK and APAC.

Corporate Responsibility

across all Business Groups in Switzerland and is also responsible for the newly introduced employee volunteering program as well as the matched giving program in Switzerland.

Besides the engagement of the firm and its employees, we also give our clients the opportunity to contribute to charitable causes. The UBS Optimus Foundation invests donations from our clients into a number of programs and organizations that focus on children and medical and biological research. The projects involve close collaboration with respected partner organizations and are selected by a team of specialists within the foundation, who also closely monitor their implementation. The costs of managing and administering the UBS Optimus Foundation are borne in full by UBS, so that the full contribution from our clients reaches the projects. In December 2005, we started issuing a new credit card, the UBS Optimus Foundation Charity Card, to give clients the benefits of a normal credit card while allowing them to make charitable contributions in a simple and effective way. Every year, UBS will donate 0.5% of the combined turnover and a portion of the annual fees received from all Charity Cards to the UBS Optimus Foundation.

A glimpse of what we do

Despite the significant donations to disaster relief efforts in 2005, we also continued to support our ongoing, well-established community affairs programs around the world. The following provides a brief glance at some of our activities:
In the UK, we are the first financial firm to sponsor a new secondary school under the UK government’s ‘Academy’ program in Hackney, London. We are making a financial contribution of GBP 2 million to the project – half of which is being provided by a private client – but expect to make an even more valuable long-term investment through the skills and commitment of our employee school volunteers. The school will educate 1,150 students when completed and specialize in maths and music.
In the Americas, the Junior Achievement program explains the role of business and economics in society from elementary school level through to high school. To complement the financial contributions we make, employees engage in unique volunteer initiatives and offer “real-world” experience to the subjects that are taught. Examples include so-called “Job Shadow” days, teaching classes, and the “Company Program”, a three-month evening program for high school students in which employees work with a team of students to start a business, and develop and market a product. In 2005, nine employees served on the boards of JA Chapters in the US.
In Asia Pacific, UBS is continuously expanding its community affairs program. In the Philippines, UBS launched its community affairs efforts in 2005 with a project coordinated with the Association of Mouth and Foot Painting Artists (AMFPA), an organization that supports severely disabled artists. With the assistance of the sales, presentation and marketing ex-

pertise of all employees of the UBS Securities Philippines office, AMFPA organized an exhibition where artists could display and promote their work. Through this event, the organization was able to sell paintings, hundreds of Christmas cards, children’s books and puzzles.

With the launch of a community affairs program in Switzerland last year, UBS intensified its charitable activities. In Zurich, UBS employees joined mentally handicapped persons in baking and selling Christmas cookies. Proceeds benefited the organization “Insieme”, which organizes among other things, recreational activities for disabled people. In Basel, we started a mentoring program for young adults together with public teachers. UBS employees helped students find a workplace or a position as an apprentice.
Moreover, besides direct donations from our business, UBS has established a number of independent foundations and associations that donate money to worthy causes in Switzerland. One, called “A Helping Hand from UBS Employees”, assists disabled and disadvantaged people to lead active, independent lives. We encourage employee involvement by matching some of the funds raised. We also have endowed two independent charities with our money. The first, called the UBS Cultural Foundation, fosters creativity, appreciation of different cultural expression, and contact between artists and society. The foundation financially supports fine arts, film, literature, music, preservation of historic buildings, archaological projects and studies in history and philosophy in Switzerland.
In similar fashion, the purpose of the second, the UBS Foundation for Social Issues and Education, is to support deprived communities in Switzerland in various forms. Non-profit, charitable organizations, projects and initiatives aiming at improving social welfare receive monetary assistance from these funds.

Socially Responsible Investments

UBS has strong expertise in incorporating environmental and social aspects into its research and advisory activities. In addition to financial considerations, socially responsible investments (SRI) put special focus on environmental, social, or ethical criteria.

Our Global Asset Management business offers a wide range of SRI products to both private and institutional investors. In Switzerland and Japan, we use an approach that actively selects the best performers in each industry on environmental and social criteria. A new SRI Responsibility Fund umbrella was created last year composed of a global SRI fund, a European SRI fund, and a Global Innovators fund. The latter mainly invests in small companies with products that have significant potential in the areas of renewable energy, water management, food, healthcare and mobility. The newly launched European SRI fund uses both our SRI and mainstream research platforms to construct a concentrated port-

Corporate Responsibility

SRI invested assets
		For the year ended			% change from
CHF billion, except where indicated	GRI[1]	31.12.05	31.12.04	31.12.03	31.12.04

UBS		2,652	2,217	2,098	20

Socially Responsible Investments

Positive criteria	F9	1.05	0.78	0.71	34

Engagement [2]	F9	38.90	31.60		23

Exclusion criteria	F9	10.73	7.32	8.95	47

Third-party[2]	F9	0.61	0.29		109

Total SRI assets	F9	51.29	39.99		28

Proportion of invested assets (%) [3]		1.93	1.80

Performance of UBS’s SRI Funds (%)

Absolute performance Eco Performance [4]		21.79	4.66	15.90

Relative performance Eco Performance vs. MSCI [5]		(5.72)	(1.30)	(3.74)

1 Global Reporting Initiative (see also www.globalreporting.org). F stands for the Environmental Performance Indicators defined in the GRI Financial Services Sector Supplement  2  Figures for 2003 not available due to revised definition.  3  Total socially responsible investments / invested assets.  4  Eco Performance = UBS (Lux) Equity Fund-Eco Performance B.  5  Benchmark: MSCI World (r).

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

folio of leading SRI stocks. We are currently able to offer global, European, and Japanese equity products; all benchmarked against MSCI or Topix indices. In the US, Global Asset Management manages various institutional accounts that exclude certain companies or sectors using “negative” screening criteria. In the UK, Global Asset Management seeks to influence corporate responsibility and corporate governance performance of the companies it invests in. UBS also offers SRI products from third party providers.

In the Investment Bank, UBS has established a Socially Responsible Investment (SRI) research team to produce original research on areas of increasing or diminishing risk. It also monitors ratings provided by external SRI agencies, organizes collaborative research by analysts about emerging SRI themes, and writes about and advises on quantifying the effects on share prices of companies with exposure to such issues. A Socially Responsible Investment page is now available to UBS’s institutional clients on UBS’s Research Web. The Global Wealth Management & Business Banking Business Group decided to increase the awareness of SRI initiatives and products internally following interviews with client advisors and detailed market research that showed increased interest and sensitivity in applying social responsibility criteria when planning investment decisions. As a result, an awareness campaign was launched in Switzerland in 2005 to sensitize client advisors to SRI and to support them in the analysis and understanding of the respective client needs.

Environmental management

Our commitment to the environment is underpinned by a global environmental management system certified under the ISO 14001 standard. The system covers both banking activities and in-house operations and was successfully re-certified in 2005 by our auditors SGS.

We remain committed to integrating environmental considerations into all our business activities. Our environmental policy is based on five principles:

–	we seek to consider environmental risks in all our businesses, especially in lending, investment banking, advisory and research, and in our own investments.
–	we seek to pursue opportunities in the financial market for environmentally friendly products and services, such as Socially Responsible Investments.
–	we are committed to actively seeking ways to reduce our direct environmental impact on air, soil and water from in-house operations, with a primary focus on reducing greenhouse gas emissions. We will also seek to assess the environmental impact of our suppliers’ products and services.
–	we ensure efficient implementation of our policy through a global environmental management system certified according to ISO 14001 – the international environmental management standard.
–	we invest in know how and integrate environmental considerations into internal communications and training.

The Group Executive Board is responsible for approving UBS’s environmental policy and for nominating a Group environmental representative to guide UBS’s environmental strategy and raise relevant environmental concerns with the Corporate Responsibility Committee. The primary responsibility for implementing environmental policy as stipulated by ISO 14001 lies within the Business Groups.

Environmental performance indicators

Every year, we provide a detailed description of our environmental performance using key performance indicators (KPIs), which allow for annual comparisons. They are based on in-

Corporate Responsibility

Management indicators for environmental performance
			For the year ended			% change from

Full-time equivalent, except where indicated	GRI	[1]	31.12.05	31.12.04	31.12.03	31.12.04

Personnel financial businesses [2]			69,569	67,407	65,879	3

In specialized environmental units [3]			25.3	22.0	16.4	15

Environmental awareness raising

Employees trained	F5		2,251	1,664	1,377	35

Training time (hours)	F5		1,214	2,124	1,857	(43)

Specialized environmental training

Employees trained	F5		1,010	602	1,106	68

Training time (hours)	F5		2,066	1,932	2,548	7

External environmental audits [4]

Employees audited	F6		147	11	26	1,236

Auditing time (days)	F6		17	2	3	750

Internal environmental audits [5]

Employees audited	F6		216	148	171	46

Auditing time (days)	F6		39	29	37	34

1 Global Reporting Initiative (see also www.globalreporting.org). F stands for the environmental performance indicators defined in the GRI Financial Services Supplement  2 All employment figures represent the state as of 31 December 2005.  3 2005: 21.8 UBS and 3.5 external employees (FTE)  4 Audits carried out by SGS Société Générale de Surveillance SA. Surveillance audits took place in 2003 and 2004. The more comprehensive re-certification audit was done in 2005.  5 Audits/reviews carried out by specialized environmental units. The implementation of environmental risk policies is also audited by Group Internal Audit.

dustry standards such as the Global Reporting Initiative (GRI) and VfU (both include environmental performance indicators tailored to financial institutions).

The management indicators above provide an overview of our environmental management system at Group level.

Managing environmental risks in our business transactions

For UBS, it is key to identify, manage, or control environmental risks in our business transactions. An example of such risks might be when a counterparty’s cash flow or assets are impaired by environmental factors such as inefficient production processes, or polluted or contaminated property. Another is liability risk, such as when a bank takes over collateral onto its own books.

Investment Bank

Our Investment Bank has a global environmental risk policy which applies to all transactions, services and activities it performs. The depth of an environmental analysis is based in part on risk classification, on UBS’s familiarity with the counterparty, and on comfort with the contents of any prospectus provided by the client. In the initial due diligence phase, environmental factors are screened by Investment Bank staff. If there are indications of significant environmental risk, an internal environmental competence center may be contacted to provide a more detailed environmental assessment. In 2005, 36 such detailed assessments were completed by the competence center.

Global Wealth Management & Business Banking

The environmental risk policy of Global Wealth Management & Business Banking applies to all credit transactions of this Business Group. The policy ensures, firstly, that portfolios with significant exposure to environmental risk are identified and monitored. Secondly, the policy specifies a generic procedure for managing environmental risk in the credit process. The actual environmental assessments are integrated into these processes and tailored to client segments, transaction size and risk exposure. This generic environmental risk assessment involves a three-step procedure. The responsible client advisor carries out a first screening, covering financial risks linked to environmental aspects such as compliance with environmental legislation, workplace safety, contaminated sites and natural hazards. If the risks cannot be fully ruled out during the first screening, a credit officer initiates a second screening and decides whether the risks identified are transparent enough for the credit decision to be taken. Transactions entailing significant environmental risk undergo a third step, a detailed environmental assessment – a service provided by the Business Group’s environmental risk unit. In 2005, 34 such detailed assessments took place. If a transaction poses substantial environmental risks, the bank can take several courses of action. It can adapt the terms of the loan contract, it may engage the client in a dialogue about possible remedial action, or it may decline the transaction altogether.

Global Asset Management

In 2004, Global Asset Management introduced a formal environmental risk matrix that assesses the reputation and

Corporate Responsibility

environmental risks that its investments might imply. In this review, investments were reviewed according to business areas and the results of the audit were presented to the ISO 14001 re-certification auditors. This risk matrix now forms part of the environmental management system employed within Global Asset Management.

Environmental and CO2 footprints

We directly impact the environment in a number of ways. Our businesses consume electricity, employees travel for business purposes, they use paper and generate waste in the course of their work, and offices require heating and cooling systems. Improving our use of these resources can boost our operating margins and enhance environmental performance and we have a series of measures that manage our environmental impact efficiently.

Therefore, every year, we analyze our environmental and CO2 footprints. The graph below shows the relative environmental and CO2 footprints of our energy consumption, business travel, paper consumption and waste. It also breaks down our energy consumption according to source, and displays their related environmental and CO2 footprints. This shows that the type of energy mix we purchase has a strong

Ratio Indicators per FTE
	Unit	2005	Trend	2004	2003

Total direct energy	kWh / FTE	13,891	è	13,924	14,706

Total indirect energy	kWh / FTE	27,907	è	25,970	29,723

Total business travel	Pkm / FTE	11,704	ì	10,563	7,831

Total paper consumption	kg / FTE	203	è	198	218

Total water consumption	m 3/ FTE	25.8	è	28.9	28.3

Total waste	kg / FTE	316	è	363	395

Total environmental footprint	kWh / FTE	43,251	ì	39,130	43,154

Total CO2 [1]	t / FTE	3.84	è	3.77	4.78

CO2 footprint [2]	t / FTE	7.64	è	7.26	7.89

1 Greenhouse gas scope 1 and 2.  2 Greenhouse gas scope 1, 2 and 3.

influence on our overall environmental and CO2 footprint. In 2005, 25% of the energy we consumed came from renewable energy sources and district heating.

Overall, our energy consumption in 2005 increased by 3% from a year earlier, which is roughly in line with our 3.2% headcount increase over the same period. CO2 emissions directly and indirectly released by UBS (see CO2 footprints in the table on page 146) increased by 8.6%. There are several reasons for this trend: UBS’s strong growth in the Asia Pacific region and, to a

Addressing climate change

UBS acknowledges that climate change represents one of the most significant environmental challenges of our times. It will have wide-ranging effects on ecosystems, on societies and on economies worldwide. Business will be shaping innovative strategies in response to new regulations as well as emerging market risks and opportunities. So, how are we responding?

Reducing our direct impact

Although our direct contribution to climate change as a financial institution is rather small compared to other industries, UBS considers the efficient and sustainable management of energy and the reduction of its carbon emissions to be an important aspect of our corporate responsibility. UBS is determined to be ambitious in reduc-
ing this direct impact. The Group Executive Board has decided in February 2006 to set a group-wide carbon emission reduction target of 40% below 2004 levels by 2012. We will seek to achieve this target by increasing in-house energy efficiency whenever possible, by purchasing more green energy, and by offsetting emissions, including those caused by our business-related air travel.

Our past efforts in this area have already been highly recognized. For instance, BusinessWeek, in cooperation with ‘The Climate Group’ ranked UBS third on their ‘Single-Year Percentage Leader’ list for reductions in carbon emissions in 2004.

Some examples of measures to that effect were:
–	Our ‘On Floor Control System’ installed in London buildings detects the presence of people with sensors, eliminating wastage and delivering significant savings on the energy required for lighting and cooling.
–	In order to reduce carbon emissions from air travel, UBS has implemented extensive video conference facilities in all major buildings worldwide. These range from boardroom videoconferences to desktop videos for individual interaction.
–	In London, UBS purchases CCL-Free Electricity (Climate Change Levy exempt electricity) which is guaranteed to be generated from either renewable energy or good-quality combined heat and power.
–	In Zurich, the renovation of a major building resulted in yearly savings of

Corporate Responsibility

lesser extent, in the US, where the electricity country mixes have higher carbon content than the cleaner energy mixes purchased in Switzerland and London. Our business growth in 2005 also led to more air travel, another major source of in-

creasing carbon emissions. UBS has recognized this trend, which is closely tied to its growth strategy, and has decided to address its CO2 emissions in a systematic and comprehensive way. Our planned carbon strategy is detailed on page 144.

More detailed information on UBS’s environmental management system is available on the internet: www.ubs.com/environment

–	3.5 GWh, which is 41% of its total annual energy consumption. The building’s heating, cooling and lighting systems were entirely upgraded using state-of-the-art technology and operations.

UBS also supports climate change initiatives promoted by governmental authorities: in Japan, UBS Tokyo became part of the Tokyo metropolitan Government “CO2 Emission Reduction Program” based on targeting business sites consuming large volumes of energy. Tokyo carried out an audit of their building and submitted a report. In Switzerland, UBS is a member of the Zurich Energy Model, an initiative launched in 1987 by twelve major energy consumers – among them UBS. Initially launched in the city of Zurich, it now applies across Switzerland. Firms involved in the Model voluntarily commit to energy efficiency increases, and communicate innovative solutions to the general public.

Engaging investors and markets

UBS is a founding member of the Carbon Disclosure Project, through which it collaborates with other institutional investors to write to the 500 largest quoted companies in the world asking for information concerning their greenhouse gas emissions. The project asks companies to identify the business implications of their exposure to climate-related risks and explain what they are doing to address these risks. In 2005, over 90% of responding companies flagged climate change as posing commercial risks or opportunities to their business, and 51% said they had implemented emission reduction programs.

UBS’s dedicated SRI equity research team produces research that investigates the effects of climate change on certain companies and sectors. In 2005, the team was instrumental in organizing a UBS Climate Change Conference to discuss and assess climate change related risks for investors, with Sir David King, Chief Scientific Advisor to the UK Government, as the keynote speaker.

UBS is also a member of the Intercontinental Exchange (ICE), an electronic marketplace for energy and emissions trading in conjunction with the European Climate Exchange (ECX). UBS trades ECX carbon financial instruments on behalf of clients.

Corporate Responsibility

Absolute Indicators
			2005				2004	2003
			Absolute		Data		Absolute	Absolute
Environmental Performance Indicators [1]	GRI [2]		Normalized	[3]	Quality [4]	Trend [5]	Normalized [3]	Normalized	[3]

Total direct energy [6]	EN3		966 GWh		**	è	939 GWh	970 GWh

Direct intermediate energy purchased [7]	EN3		790 GWh		**	è	751 GWh	771 GWh

electricity from gas-fired power stations			10%		**	ê	13%	19%

electricity from oil-fired power stations			5.8%		**	è	5.5%	5.5%

electricity from coal-fired power stations			18%		**	è	16%	20%

electricity from nuclear power stations			36%		**	ì	31%	30%

electricity from hydroelectric power stations			10%		**	ê	16%	17%

electricity from biomass and waste power stations			2.3%		**	é	1.7%	1.3%

electricity from wind power stations			11.4%		**	é	7.6%	1.5%

electricity from other renewable resources			2.9%		**	ê	4.6%	2.6%

district heating			3.8%		**	î	4.6%	3.3%

Direct primary energy consumption [8]			177 GWh		**	è	188 GWh	199 GWh

natural gas	EN3		81%		**	è	83%	81%

heating oil	EN3		16%		**	ì	14%	15%

fuels (petrol, diesel, gas)	EN3		2.5%		**	è	2.6%	3.1%

renewable energy (solar power, bioorganic, etc.)			0.03%		***	ê	0.04%	0.10%

Total indirect energy [9]	EN4		1,941 GWh		**	ì	1,751 GWh	1,960 GWh

Total business travel	EN34		814 m Pkm		**	ì	712 m Pkm	516 m Pkm

rail travel			3.4%		*	î	4.6%	5.0%

road travel			0.7%		*	î	1.0%	1.5%

air travel			96%		***	è	94%	94%

Number of flights (segments)			373,950		***	ì	342,458	267,530

Total paper consumption	EN1		14,139 t		**	è	13,378 t	14,393 t

post-consumer recycled	(EN2)	[10]	6.9%		**	î	8.3%	8.4%

new fibres ECF + TCF [11]			92.6%		**	è	91.5%	91.5%

new fibres chlorine bleached			0.4%		**	é	0.2%	0.1%

Total water consumption	EN5		1.80 m m3		*	è	1.95 m m [3]	1.86 m m [3]

drinking water			100%		n.a.	è	100%	100%

Total waste	EN11		21,999 t		*	è	24,462 t	26,053 t

valuable materials separated and recycled			65%		*	è	70%	59%

incinerated			13.4%		*	é	9.8%	7.8%

landfilled			21%		*	è	20%	33%

Total environmental footprint [12]			3,009 GWh		**	ì	2,638 GWh	2,845 GWh

Total CO2 (GHG scope1 and 2) [13]	EN8		267,159 t		**	è	254,273 t	315,188 t

Direct CO2 (GHG scope1)	EN8		14%		**	è	16%	13%

Indirect CO2 (GHG scope 2)	EN8		86%		**	è	84%	87%

CO2 footprint (GHG scope1, 2 and 3) [14]			531,462 t		**	è	489,500 t	520,405 t

Legend: GWh = giga watt hour; Pkm = person kilometers; t = tons; m3 = cubic meters; m = million.

1 All figures are based on the level of knowledge as of the end of February 2006.  2 Global Reporting Initiative (see also www.globalreporting.org). EN stands for the Environmental Performance Indicators defined in the GRI. EN in brackets indicates a minor deviation from GRI that is commented.  3 Non-significant discrepancies from 100% are possible due to rounding errors.  4 Specifies the estimated reliability of the aggregated data and corresponds approximately to the following uncertainty: up to 5% – ***, up to 15% – **, up to 30% – *. Uncertainty is the likely difference between a reported value and a real value.  5 Trend: at a *** / ** / * data quality, the respective trend is stable (è) if the variance equals 5 / 10 / 15%, low decreasing / increasing (îì) if it equals 10 / 20 / 30% and decreasing / increasing if the variance is bigger than 10 / 20 / 30% (éê).  6 Refers to energy consumed within the operational boundaries of UBS.  7 Refers to energy purchased that is produced by converting primary energy and consumed within the operational boundaries of UBS (electricity and district heating).  8 Refers to primary energy purchased which is consumed within the operational boundaries of UBS (oil, gas, fuels).  9 Refers to primary energy, which is consumed to produce the electricity and district heating consumed by UBS.  10 Differing from the GRI Guidelines, pre-consumer recycled paper is counted as paper coming from new fibers as a worst case approach.  11 Paper produced from new fiber, which is ECF (Elementary Chlorine Free) or TCF (Totally Chlorine Free) bleached.  12 Shows the environmental impact (through emissions, use of resources, waste) by a process including all relevant upstream and downstream processes. The environmental footprint is approximated using the equivalent of nonrenewable energy consumed.  13 Refers to the “GHG (greenhouse gas) protocol initiative” (www.ghgprotocol.org), an international standard for CO2 reporting. Scope 1 accounts for direct greenhouse gas emissions by UBS. Scope 2 accounts for indirect greenhouse gas emissions associated with the generation of imported / purchased electricity, heat or steam.  14 Represents the total global warming potential from all linked relevant upstream and downstream processes. It equals total CO2 emissions according to the GHG standard (scope 1, 2 and 3).

Validation by SGS Société Générale de Surveillance SA

“We have verified the correctness of the statements in the 2005 Environmental Report of UBS AG and, where necessary, have requested that proof be presented. We hereby confirm that the report has been prepared with the necessary care, that its contents are correct with regard to environmental performance, that it describes the essential aspects of the environmental management system at UBS AG and that it reflects the actual practices and procedures at UBS AG.”
Elvira Bieri and Dr. Erhard Hug, Zurich, February 2006

Global Reporting Initiative Content Index

This content index refers to the 2002 Global Reporting Initiative (GRI) Guidelines and the Financial Services Sector Supplements. At UBS, we cover this information in this Handbook, the Financial Report 2005 and on the web.

Global Reporting Initiative Content Index

GRI Content Index1

Vision and strategy

1.1	Vision and strategy	HB

Profile

2.1	Name of organisation	FR HB

2.2	Products and/or services	HB

2.3	Operational structure	HB

2.4	Description of Business Groups & Corporate Center	HB

2.6	Legal form	FR HB

2.8	General information / financial highlights	FR HB

2.10	Contact persons for the report	FR HB

2.11	Reporting period	FR HB

2.12	Report 2004	FR HB

2.14	Structural changes	FR HB

2.15	Reporting structure	FR

2.16	Re-statements	FR

2.19	Changes in accounting	FR

2.21	Independent assurance	FR HB

2.22	Additional information	FR HB

Governance structure and management systems

3.1	Governance structure	HB

3.2	Independency of directors	HB

3.3	Board members expertise	HB

3.4	Board level processes	HB

3.5	Executive compensation	HB

3.6	Corporate responsibility structure / environmental governance	HB

3.7	Principles and policies	HB

3.8	Shareholders participation rights	HB

3.9	Major stakeholders	HB

3.13	Risk management	HB

3.14	Externally developed voluntary charters	HB

3.15	Principal memberships in industry and business associations	HB

3.19	Environmental management system	Web only

3.20	Certification (ISO 14001)	HB

Performance indicators

Economic indicators

EC1	Net operating income	FR HB

EC2	Key markets by region	FR HB

EC3	Procurement spending	HB

EC5	Personnel expenses	FR

EC6	Interests and dividends	FR

EC7	Increase/reduction in retained earnings at the end of the period	FR

EC8	Taxes	FR

EC10	Donations to the community	HB

Performance indicators (continued)

Environmental indicators

EN1	Total material use other than water	HB

EN2	Recycling material	HB

EN3	Direct energy use	HB

EN4	Indirect energy use	HB

EN5	Total water use	HB

EN8	Greenhouse gas emission	HB

EN11	Total waste	HB

EN17	Initiatives to use renewable energy sources / efficiency	HB

EN34	Impact of transportation	HB

Social indicators

LA1	Workforce	HB

LA2	Job creation	HB

LA9	Employee training	HB

LA10	Equal opportunity	HB

LA11	Composition of senior management	HB

LA12	Benefits beyond legally mandated	HB

LA13	Employee representation	HB

LA17	Training and education programs	HB

HR4	Discrimination prevention	HB

SO1	Impact on communities	HB

SO2	Bribery & corruption	HB

SO4	Awards received	HB

PR3	Respect for privacy	HB

Social performance supplement

CSR1	CR statement	HB

CSR2	CR organisation	HB

CSR3	CR audits	HB

CSR4	Management of sensitive issues	HB

INT1	Policy on employment	HB

INT2	Staff turnover	HB

INT3	Employee satisfaction	HB

INT4	Senior management remuneration	HB

INT7	Employee profile	HB

SOC1	Charitable contributions	HB

Environmental performance supplement

F1	Environmental policies	HB

F2	Processes for assessing and screening environmental risks	HB

F3	Thresholds for environmental risk assessment procedures	HB

F5	Staff competency	HB

F6	Environmental audits	HB

F7	Engagement	HB

F9	Assets subject to environmental screening	HB

1 UBS used the guidelines provided by the Global Reporting Initiative (www.globalreporting.org) for reference.
FR = UBS Financial Report 2005, HB = UBS Handbook 2005/2006

Cautionary statement regarding forward-looking statements | This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives, such as the European wealth management business, and other statements relating to our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or creditworthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our Business Group structure and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2005. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint | Publisher / Copyright: UBS AG, Switzerland | Languages: English, German | SAP-No. 80532E-0601

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

Financial Report 2005 – US Version

On the cover
“Hand in hand we are worldclass.”
What “You & Us” means to Christian Mutzner, who works for us in Zurich.

Introduction

Our Financial Report comprises the audited financial statements of UBS for 2005, 2004 and 2003, prepared according to International Financial Reporting Standards (IFRS) and reconciled to the United States Generally Accepted Accounting Principles (US GAAP). It includes the audited financial statements of UBS AG (the “Parent Bank”) for 2005 and 2004, prepared according to Swiss banking law. Our Financial Report also discusses the financial and business performance of UBS and its Business Groups, and provides additional disclosure required by Swiss and US regulations.

The Financial Report should be read together with the other publications described on page 4.

We sincerely hope that you will find our publications useful and informative. We believe that UBS is one of the leaders in corporate disclosure, and we would be keen to hear your views on how we might improve the content, information or presentation of our products.

Tom Hill
Chief Communication Officer
UBS

Introduction

UBS financial highlights

UBS income statement	For the year ended			% change from
CHF million, except where indicated	31.12.05	31.12.04	31.12.03	31.12.04

Net profit attributable to UBS shareholders	14,029	8,016	5,904	75

Basic earnings per share (CHF)[1]	13.93	7.78	5.44	79

Diluted earnings per share (CHF)[1]	13.36	7.40	5.19	81

Return on equity attributable to UBS shareholders (%)[2]	39.4	25.5	17.8

Financial businesses [3]

Operating income	39,896	35,971	32,957	11

Operating expenses	27,704	26,149	25,397	6

Net profit attributable to UBS shareholders	13,517	7,656	5,959	77

Cost / income ratio (%) [4]	70.1	73.2	76.8

Net new money, wealth management businesses (CHF billion)[5]	95.1	60.4	44.0

Personnel (full-time equivalents)	69,569	67,407	65,879	3

UBS balance sheet & capital management	As at			% change from
CHF million, except where indicated	31.12.05	31.12.04	31.12.03	31.12.04

Balance sheet key figures

Total assets	2,060,250	1,737,118	1,553,979	19

Equity attributable to UBS shareholders	44,324	33,941	33,659	31

Market capitalization	131,949	103,638	95,401	27

BIS capital ratios

Tier 1 (%) [6]	12.9	11.9	12.0

Total BIS (%)	14.1	13.8	13.5

Risk-weighted assets	310,409	264,832	252,398	17

Invested assets (CHF billion)	2,652	2,217	2,098	20

Long-term ratings

Fitch, London	AA+	AA+	AA+

Moody’s, New York	Aa2	Aa2	Aa2

Standard & Poor’s, New York	AA+	AA+	AA+

1 For the EPS calculation, see note 8 to the financial statements.  2 Net profit attributable to UBS shareholders / average equity attributable to UBS shareholders less proposed distributions.  3 Excludes results from industrial holdings.  4 Operating expenses / operating income less credit loss expense or recovery.  5 Includes Wealth Management International & Switzerland and Wealth Management US. Excludes interest and dividend income.  6 Includes hybrid Tier1 capital, please refer to the BIS capital and ratios table in the capital management section and note 28 to the financial statements.

From 2005 on, all tables, charts, comments and analysis reflect the integration of Wealth Management US into the new Global Wealth Management & Business Banking Business Group, the change in treatment of the Wealth Management US cash management business and the shift of the municipal securities business to the Investment Bank. Prior years have been restated to reflect those changes. In 2005, the entire private equity portfolio started being reported as part of the Industrial Holdings segment.

Throughout this report, 2004 and 2003 results have been restated to reflect accounting changes (IAS1, IFRS 2, IFRS 4, IAS 27, and IAS 28) effective 1 January 2005 as well as the presentation of discontinued operations.

UBS at a glance

UBS is one of the world’s leading financial firms, serving a discerning global client base. As an organization, it combines financial strength with a culture that embraces change. As an integrated firm, UBS creates added value for clients by drawing on the combined resources and expertise of all its businesses.

UBS is present in all major financial centers worldwide, with offices in 50 countries. UBS employs more than 69,500 people, 39% in the Americas, 37% in Switzerland, 16% in the rest of Europe and 8% in the Asia Pacific time zone.
UBS is one of the best-capitalized financial institutions in the world, with a BIS Tier 1 ratio of 12.9%, invested assets of CHF 2.65 trillion, shareholders’ equity of CHF 44.3 billion and market capitalization of CHF 131.9 billion on 31 December 2005.

Businesses

Wealth management
With more than 140 years of experience, an extensive global network that includes one of the largest private client businesses in the US, and more than CHF1,700 billion in invested assets, UBS is the world’s leading wealth management business, providing a comprehensive range of services customized for wealthy individuals, ranging from asset management to estate planning and from corporate finance to art banking.

Investment banking and securities
UBS is a global investment banking and securities firm with a strong institutional and corporate client franchise. Consistently placed in the top tiers of major industry rankings, it is a leading player in the global primary and secondary markets for equity, equity-linked and equity derivative products.

In fixed income, it is a first-rate global player. In foreign exchange, it places first in many key industry rankings. In investment banking, it provides premium advice and execution capabilities to its corporate client base worldwide. All its businesses are sharply client-focused, providing innovative products, top-quality research and comprehensive access to the world’s capital markets.

Asset management
UBS, a leading asset manager with invested assets of over CHF 750 billion, provides a broad base of innovative capabilities stretching from traditional to alternative investment solutions for, among other clients, financial intermediaries and institutional investors across the world.

Swiss corporate and individual clients
UBS is the leading bank for Swiss corporate and individual clients. It serves around 2.6 million individual clients through more than 3 million accounts, mortgages and other financial relationships. It also offers comprehensive banking and securities services for 136,500 corporations, institutional investors, public entities and foundations as well as 3,000 financial institutions worldwide. With a total loan book of over CHF 140 billion, UBS leads the Swiss lending and retail mortgage markets.

Corporate Center
The Corporate Center partners with the businesses, ensuring that the firm operates as a coherent and integrated whole with a common vision and set of values. It helps UBS’s businesses grow sustainably through its financial control, risk, treasury, communication, legal, human resources and technology functions.

Introduction

Sources of information

This Financial Report contains UBS’s audited financial statements for the year 2005 and related detailed analysis. You can find out more about UBS from the sources shown below.

Publications

This Financial Report is available in English and German. (SAP no. 80531-0601).

Annual Review 2005
Our Annual Review contains a description of UBS and our Business Groups, as well as a summary review of our performance in 2005. It is available in English, German, French, Italian, Spanish and Japanese. (SAP no. 80530-0601).

Handbook 2005 / 2006
The Handbook 2005 / 2006 contains a detailed description of UBS, our strategy, organization, employees and businesses, as well as our financial management including credit, market and operational risk, our capital management approach and details of our corporate governance. It is available in English and German. (SAP no. 80532-0601).

Quarterly reports
We provide detailed quarterly financial reporting and analysis, including comment on the progress of our businesses and key strategic initiatives. These quarterly reports are available in English.

Compensation Report 2005
The Compensation Report 2005 provides detailed information on the compensation paid to the members of UBS’s Board of Directors (BoD) and the Group Executive Board (GEB). The report is available in English and German. (SAP no.82307-0601). The same information can also be read in the Corporate Governance chapter of the Handbook 2005/2006.

The making of UBS
Our “The making of UBS” brochure outlines the series of transformational mergers and acquisitions that created today’s UBS. It also includes brief profiles of the firm’s antecedent companies and their historical roots. It is available in English and German. (SAP no. 82252).

How to order reports
Each of these reports is available in a PDF format on the internet at www.ubs.com/investors in the reporting section. Printed copies can be ordered from the same website by accessing the order / subscribe panel on the right-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference where applicable, from UBS AG, Information Center, P.O. Box, CH-8098 Zurich, Switzerland.

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

Results presentations
Senior management presents UBS’s results every quarter. These presentations are broadcast live over the internet, and can be downloaded on demand. The most recent result web-casts can be found in the Financials section of our Investors and Analysts website.

Form 20-F and other submissions to the US Securities and Exchange Commission

We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is our Annual Report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934.

Our Form 20-F filing is structured as a “wrap-around” document. Most sections of the filing are satisfied by referring to parts of the Handbook 2005 / 2006 or to parts of this Financial Report 2005. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. You are encouraged to refer to this additional disclosure.

You may read and copy any document that we file with the SEC on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 (in the US) or at +1 202 942 8088 (outside the US) for further information on the operation of its public reference room. You may also in-

spect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005. Much of this additional information may also be found on the UBS website at www.ubs.com/investors, and copies of documents filed with the SEC may be obtained from UBS’s Investor Relations team, at the addresses shown on the next page.

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
CH-8001 Zurich, Switzerland,
telephone +41-44-234 11 11;
and

Aeschenvorstadt 1,
CH-4051 Basel, Switzerland,
telephone +41-61-288 20 20.
UBS AG shares are listed on the SWX Swiss Exchange (traded through its trading platform virt-x), on the New York Stock Exchange and on the Tokyo Stock Exchange.

Introduction

Contacts

Switchboards

For all general queries.	Zurich	+ 41-44-234 1111

	London	+44-20-7568 0000

	New York	+1-212-821 3000

	Hong Kong	+852-2971 8888

Investor Relations

Our Investor Relations team supports institutional, professional and retail investors from our offices in Zurich and New York. www.ubs.com/investors	Hotline	+41-44-2344100	UBS AG

	Matthew Miller	+41-44-234 4360	Investor Relations

	Caroline Ryton	+41-44-234 2281	P.O. Box

	Reginald Cash	+1-212-882 5734	CH-8098 Zurich, Switzerland

	Nina Hoppe	+41-44-234 4307	sh-investorrelations@ubs.com

	Fax	+41-44-234 3415

Media Relations

Our Media Relations team supports global media and journalists from offices in Zurich, London, New York and Hong Kong. www.ubs.com/media	Zurich	+41-44-234 8500	mediarelations@ubs.com

	London	+44-20-7567 4714	ubs-media-relations@ubs.com

	New York	+1-212-882 5857	mediarelations-ny@ubs.com

	Hong Kong	+852-2971 8200	sh-mediarelations-ap@ubs.com

Shareholder Services

UBS Shareholder Services, a unit of the Company Secretary, is responsible for the registration of the Global Registered Shares.	Hotline	+41-44-2356202	UBS AG

	Fax	+41-44-235 3154	Shareholder Services

P.O. Box

CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

US Transfer Agent

For all Global Registered Share-related queries in the US. www.melloninvestor.com	Calls from the US	866-541 9689	Mellon Investor Services

	Calls outside the US	+1-201-680 6578	480 Washington Boulevard

	Fax	+1-201-680 4675	Jersey City, NJ 07310, USA

sh-relations@melloninvestor.com

Presentation of Financial Information

Presentation of Financial Information
UBS reporting structure

UBS reporting structure

Changes in 2005

In 2005, we implemented several accounting and reporting structure changes. To reflect these changes, we have restated our consolidated financial statements and the segment reporting of business units affected for all prior periods, except for the amortization of goodwill, which ceased at the beginning of 2005 for financial years after 2004. The figures and results presented in this report are based on restated numbers.

Changes to reporting structure and presentation

In 2005, we implemented several changes in our reporting structure. At the year’s outset, we decided to start reporting our private equity investments, until then a part of the Investment Bank, in the Industrial Holdings segment.

Effective 1 July, we brought our US, Swiss and international wealth management units along with our Swiss corporate and retail banking unit into one Business Group titled Global Wealth Management & Business Banking. We continue to disclose the Wealth Management International & Switzerland, Wealth Management US and Business Banking Switzerland units separately. We also transferred our municipal securities unit, until then a part of the Wealth Management US unit, to the Investment Bank’s fixed income area.
In December 2005, we sold our independently branded Private Banks and specialist asset manager GAM to Julius Baer. The performance of Private Banks & GAM is shown as discontinued operations in a separate line in Corporate Center for all periods presented.

Changes to accounting

At the start of 2005, we implemented the following changes in accounting:
–	IFRS 2 Share-based Payment. IFRS 2 requires entities to recognize the fair value of share-based payments made to employees as compensation expense, recognized over the service period, which is generally equal to the vesting period.
–	IAS 27 Consolidated and Separate Financial Statements and IAS 28 Investments in Associates. In the past, we treated all our private equity investments as “Financial investments available-for-sale”. The revised IAS 27 and IAS 28 required us to change the accounting treatment for some of our private equity investments, consolidating those that we control, and using the equity method of accounting where we exercise significant influence.
–	IFRS 3 Business Combinations. With the introduction of IFRS 3, we stopped amortizing goodwill at the beginning of 2005. Instead, from now on, we will test goodwill annually for impairment.
–	IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. This new standard requires that major lines of business and subsidiaries acquired exclusively with the intent of future sale be presented as “discontinued operations” from the time a sale is highly likely to occur. Private Banks & GAM and certain of our previously held private equity investments (now reported in Industrial Holdings) met these criteria and were reclassified accordingly.

–	IAS 1 Presentation of Financial Statements. The adoption of revised IAS 1 requires the inclusion of minority interests in both net profit and equity. The newly defined net profit is then allocated into “Net profit attributable to UBS shareholders” and “Net profit attributable to minority interests”. When analyzing our performance, our focus will, as before, be on “Net profit attributable to UBS shareholders” (attributable profit) and “Equity attributable to UBS shareholders” (shareholders’ equity).
–	IFRS 4 Insurance Contracts. The majority of insurance products issued by UBS are considered investment contracts and are accounted for as financial liabilities and not as insurance contracts under IFRS 4. The related assets in the balance sheet were reclassified from other assets to trading assets in 2004.
–	A redefinition of recurring income for the Wealth Management US unit to include interest income, bringing it in line with the definition of recurring income for the other wealth management units.
The overall impact of all the changes above was a decrease in net profit attributable to UBS shareholders by CHF 73 million and CHF 335 million for 2004 and 2003, respectively.

Other new disclosures

As part of our continuing effort to improve the transparency of our financial reporting and provide the best possible understanding of our business, we have made a number of enhancements to our disclosure during 2005.

We have split personnel expenses into cash and share-based components. This helps to distinguish between cash expenses paid or accrued during the quarter, and deferred payments which are driven by option and share grants made in previous periods.
In our Information Technology Infrastructure (ITI) unit, we show the cost of IT infrastructure per average number of financial business employees, helping us to track the success of the unit. We also provided a new capital ratio to measure capital consumption by our business units. Called the return on allocated regulatory capital, it is shown as a key performance indicator for the Investment Bank and Business Banking Switzerland.

Presentation of Financial Information
Measurement and analysis of performance

Measurement and analysis of performance

UBS’s performance is reported in accordance with International Financial Reporting Standards (IFRS).

Seasonal characteristics

Our main businesses do not generally show significant seasonal patterns, except for the Investment Bank, where revenues are impacted by the seasonal characteristics of general financial market activity and deal flows in investment banking.

When discussing quarterly performance, we therefore compare the Investment Bank’s financial results of the reported quarter with those achieved in the same period of the previous year. Similarly, when considering the impact of the Investment Bank’s performance on UBS’s financial statements, we discuss our overall quarterly performance on a year-on-year basis – comparing the actual quarter with the same quarter in the previous year. Because of the volatile nature of market movements and the resulting business and trading opportunities, the market risk and balance sheet items in our Investment Bank are compared on a present quarter to previous quarter basis. For all other Business Groups and Units, recent quarterly results are compared to the previous quarter’s, as they are only slightly impacted by seasonal components such as asset withdrawals in fourth quarter and lower client activity levels related to the end of year holiday season.

Performance measures

UBS performance indicators

For the last six years, we have focused on a consistent set of four long-term performance indicators that are valid through periods of varying market conditions and designed to ensure that we deliver continuously improving returns to our shareholders. We have reported our performance against these indicators each quarter:
–	We seek to increase the value of UBS by achieving a sustainable, after-tax return on equity of 15–20%
–	We aim to increase shareholder value through double-digit average annual percentage growth in basic earnings per share (EPS)
–	By cost reduction and earnings enhancement initiatives, we aim to manage UBS’s cost / income ratio at a level that compares positively with best-in-class competitors
–	We aim to achieve a clear growth trend in net new money in our wealth management units.
As we have been steadily exceeding our performance indicators for some time now, we have decided to modify them for 2006 (for further details, see page 12).

Business Group performance indicators

At the Business Group or Business Unit level, our performance is measured by carefully chosen performance indicators. They indicate the Business Group’s or Business Unit’s success in creating value for shareholders but do not disclose explicit targets. They show the key drivers of each unit’s core business activities and include financial metrics, such as cost / income ratios and invested assets, along with non-financial metrics, such as the number of client advisors.
These Business Group performance indicators are used for internal performance measurement and planning as well as external reporting. This ensures management accountability for performance by the business leaders and consistency in external and internal performance measurement.

Client/invested assets reporting

Since 2001, we have reported two distinct metrics for client funds:
–	Client assets are all client assets managed by or deposited with UBS including custody-only assets and assets held for purely transactional purposes.
–	Invested assets is a more restrictive term and includes all client assets managed by or deposited with UBS for investment purposes.
Invested assets is our central measure and includes, for example, discretionary and advisory wealth management portfolios, managed institutional assets, managed fund assets and wealth management securities or brokerage accounts. It excludes all assets held for purely transactional and custody-only purposes as UBS only administers the assets and does not offer advice on how these assets should be invested. Since 1 January 2004, corporate client assets (other than pension funds) deposited with the Business Banking Switzerland unit have been excluded from invested assets, as we have a minimal advisory role for such clients and as asset flows are driven more by liquidity requirements than investment reasons. The same holds true for the corporate cash management business of the Wealth Management US unit, which we excluded from invested assets towards the end of 2005. Non-bankable assets (for example art collections) and deposits from third-party banks for funding or trading purposes are excluded from both measures.
Net new money is defined as the sum of the acquisition of invested assets from new clients, the loss of invested assets due to client defection and inflows and outflows of invested assets from existing clients. Net new money is calculated using the direct method, which is based on transactional level flows. Interest and dividend income, the effects of market or currency movements, fees and commissions as well as acqui-

Business Group Performance Indicators
Business	performance indicators	Definition

Business Groups and Business Units within Financial Businesses	Cost / income ratio (%)	Total operating expenses / total operating income before adjusted expected credit loss.

Wealth & Asset Management Businesses and Business Banking Switzerland	Invested assets (CHF billion)	Client assets managed by or deposited with UBS for investment purposes only (for further details please refer to page 12).

	Net new money (CHF billion)	Inflow of invested assets from new clients
– outflows due to client defection
+/– inflows / outflows from existing clients
(for further details please refer to page 17).

Wealth & Asset Management Businesses	Gross margin on invested assets (bps)	Operating income before adjusted expected credit loss / average invested assets.

Wealth Management International & Switzerland	Client advisors	Expressed in full-time equivalents.

Wealth Management US	Recurring income (CHF million)	Interest, asset-based fees for portfolio management and fund distribution and account-based and advisory fees (as opposed to transactional fees).

	Revenues per advisor	Private client revenues / average number of financial advisors.
(CHF thousand)

Business Banking Switzerland	Non-performing loans / gross loans ratio (%)	Non-performing loans / gross loans.

	Impaired loans / gross loans ratio (%)	Impaired loans / gross loans.

	Return on allocated regulatory capital (%)	Business Unit performance before tax / average allocated regulatory capital.

Investment Bank	Compensation ratio (%)	Personnel expenses / operating income before adjusted expected credit loss.

	Non-performing loans / gross loans ratio (%)	Non-performing loans / gross loans.

	Impaired loans / gross loans ratio (%)	Impaired loans / gross loans.

	Return on allocated regulatory capital (%)	Business Group performance before tax / average allocated regulatory capital.

	Average VaR (10-day 99%)	VaR expresses the potential loss on a trading portfolio assuming a 10-day time horizon before positions can be adjusted, and measured to a 99% level of confidence.

Corporate Center	Information technology infrastructure (ITI) cost per Financial Business full-time employee	ITI costs / average Financial Business personnel.

Industrial Holdings	Investment (private equity, only comprising financial investments available-for-sale)	Historical cost of investment made, less divestments and impairments.

	Portfolio fair value (private equity, only comprising financial investments available-for-sale)	The fair value of a portfolio is the estimated amount for which the assets could be exchanged between willing buyers and willing sellers in an arm’s length transaction after an orderly sale process where the parties each act knowledgeably, prudently and without compulsion.

sitions and divestments are excluded from net new money. The use of invested assets to fund interest expense on clients’ loans results in net new money outflows. Reclassifications between invested assets and client assets as a result of a change in the service level delivered are treated as net new money flows.

When products are managed in one Business Group and sold in another, they are counted in both the investment management unit and the distribution unit. This results in double counting in UBS’s total invested assets as both units provide an independent service to their respective client, add value and generate revenues. Most double counting arises where mutual funds are managed by the Global Asset Management business and sold by Global Wealth Management & Business Banking. Both businesses involved count these funds as invested assets. This approach is in line with industry practice and our open architecture strategy and allows us to accurately reflect the performance of each individual business. Overall, CHF 332 billion of invested assets were double counted in 2005 (CHF 294 billion in 2004).

Presentation of Financial Information
Measurement and analysis of performance

Changes in accounting and presentation in 2006

Fair value option for financial instruments (IAS 39)

Effective 2006, we will adopt the revised fair value option for financial instruments in IAS 39 and plan to apply it as follows.
Until this year, we had mainly applied the fair value option to hybrid debt instruments issued by UBS. Starting in second quarter 2006, we will also apply the fair value option to certain new loans and loan commitments made by the Investment Bank. These are hedged with credit derivatives and designated, when made, as financial instruments carried at fair value. Fluctuations in their fair value are therefore taken to the income statement. This will offset movements in the value of the accompanying credit derivatives, which are also fair-value accounted.
By adopting this option, we reduce temporary profits and losses caused by the different accounting treatments of the loan and the hedge.

Revised performance indicators for UBS

In the six years since we introduced our performance measures, our firm has evolved, and our business and client base have grown. Our performance has steadily exceeded our targets. That is why, starting this year, we have decided to modify our performance measures. From 2006, on average and through periods of varying market conditions, we will:
–	seek to increase the value of UBS by achieving a sustainable, after-tax return on equity of a minimum of 20% (we previously targeted a range of 15–20%)
–	aim to achieve a clear growth trend in net new money for all our financial businesses, including Global Asset Management and Business Banking Switzerland. (This measure was previously only applied to our wealth management units.)

In future, we will use diluted earnings per share (EPS) instead of basic EPS as a reference for our EPS growth target which remains, as before, annual double-digit percentage growth. Our cost / income objective will not change, and we will continue to manage it at levels that compare well with our best competitors.

Presentation of Financial Information
UBS Results

UBS Results

2005

In 2005, attributable profit was CHF 14,029 million, including a net gain of CHF 3,705 million from the sale of Private Banks & GAM.

Our financial businesses contributed CHF 13,517 million to attributable profit, of which CHF 9,442 million was from continuing operations. This was an improvement of 28% from CHF 7,357 million in 2004. Discontinued operations contributed CHF 4,075 million. Industrial Holdings added CHF 512 million, with CHF 402 million stemming from continuing operations.

Dividend

The Board of Directors will recommend a total payout of CHF 3.80 per share for the 2005 financial year at the Annual General Meeting (AGM) on 19 April 2006 in Basel. The payout comprises a regular dividend of CHF 3.20 and a one-time par value repayment of CHF 0.60 per share. The repayment will allow our shareholders to benefit from the gain realized from the sale of Private Banks & GAM. Our dividend for the 2004 financial year (paid in 2005) was CHF 3.00 a share, up from the CHF 2.60 paid for the 2003 financial year.

2004

In 2004, attributable profit was CHF 8,016 million, up 36% from CHF 5,904 million a year earlier. Continuing operations contributed CHF 7,609 million to the result, while discontinued operations made up CHF 407 million.

Financial businesses contributed CHF 7,656 million to attributable profit, up 28% from CHF 5,959 million a year earlier. Continuing operations contributed CHF 7,357 million to 2004 attributable profit. Industrial holdings added CHF 252 million to the 2004 result from continuing operations and CHF 108 million from discontinued operations.

Risk factors

As a global financial services firm, we are affected by the factors driving the markets in which we operate. Different risk factors can impact our ability to effectively carry out our business strategies and can directly affect our earnings. The factors described below, as well as other influences beyond our control, mean that revenues and operating profit have and are likely to continue to vary from period to period. Revenues and operating profit for any particular period may not, therefore, be indicative of sustainable results.

Interest rates, equity prices, foreign exchange levels and other market fluctuations may affect earnings

A substantial part of our business consists in taking trading positions in the interest rate, debt, currency, equity, precious metal and energy cash and derivative markets.
The value of these assets and liabilities can be adversely affected by market price fluctuations. Our market risks are subject to a control framework and to portfolio and concentration limits. We avoid undue concentrations of risk and, where appropriate, hedge exposure to stress events. Nevertheless, in the event of sudden, severe or unexpected market movements, we might suffer significant losses. A description of our controls and limits, including those applicable to our exposure to market stress events, is provided from page 53 onwards of our Handbook 2005/2006.
Because we prepare our accounts in Swiss francs while assets, liabilities, revenues and expenses from certain businesses are denominated in other currencies, changes in foreign exchange rates, particularly between the Swiss franc and the US dollar (US dollar income representing the major part of our non-Swiss franc income), may have an effect on our reported earnings. Our approach to currency management is explained on page 78 of our Handbook 2005/2006. Regulatory or political changes impacting financial market structures can affect our earnings. An example was the introduction of the euro in 1999, which affected European foreign exchange markets by reducing the volume of foreign exchange business, and prompted greater harmonization between financial products. Movements in interest rates can affect our net interest income and the value of our fixed income trading portfolio, while movements in equity markets can affect the value of our equity trading portfolio. Changes in both can affect the investment performance of our asset management businesses. Our fixed income and equity trading portfolios and our asset management businesses may also be impacted by credit events, including defaults, related to the issuers of bonds and equities. Our private equity and commercial real estate investments can be adversely affected by economic, business and general market conditions.
We consider our market risk control framework, which is described on pages 70 to 79 of our Handbook 2005/2006,

Presentation of Financial Information
UBS Results

Risk factors (continued)

to be robust, but severe market dislocations or an extended period of market disruptions could have a material impact on our earnings.
Furthermore, income in businesses such as investment banking, and wealth and asset management is often directly related to client activity levels. As a result, our income is susceptible to adverse effects from sustained market downturns as well as any significant deterioration of investor sentiment. Asset-based revenues generated in our wealth and asset management businesses depend on the levels of invested assets which can, in themselves, be adversely affected by deteriorating market valuations.

Market levels and trading volumes may be affected by a broad range of geopolitical or regional issues or events beyond our control, such as the possibility of war or terrorism, or by economic developments such as low growth, inflation, recession or depression. Counterparty failure may lead to credit loss Credit is an integral part of many of our business activities. The results of our credit-related activities (including loans, commitments to lend, contingent liabilities such as letters of credit, and derivative products such as swaps and options) would be adversely affected by any deterioration in the creditworthiness of our counterparties and the ability of clients to meet their obligations. The credit quality of our counterparties may be affected by various factors, such as an economic downturn, lack of liquidity, or an unexpected political event. Any of these events could lead us to incur losses. We believe that impairments in the portfolio at the balance sheet date are adequately covered by our allowances and provisions. In general, we aim to avoid risk concentrations in our credit portfolio and we make active use of credit protection. If our risk management and control measures prove inadequate or ineffective, then any credit losses sustained might have a material adverse effect on both our income and the value of our assets.
A discussion of our approach to managing credit risk can be found on page 57 of our Handbook 2005/2006.

Operational risk may increase costs and impact revenues

All our businesses are dependent on our ability to process a large number of complex transactions across many and diverse markets in different currencies and subject to many different legal and regulatory regimes. Our systems and processes are designed to ensure that the risks associated with our activities, including those arising from process error, failed execution, fraud, systems failure, and failure of security and physical protection, are appropriately controlled. However, if our system of internal controls is ineffective in identifying and remedying such risks, we will be exposed to operational failures that might result in losses. A discussion of our approach to the management and control of operational risks is provided on page 83 of our Handbook 2005/2006.

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

Competitive forces may influence business direction

We face intense competition in all aspects of our business. In our various lines of business we compete, both domestically and internationally, with asset managers, retail and commercial banks, and private banking, investment banking, brokerage and other invest-
ment services firms. We face intense competition not only from firms competing locally in particular lines of business, but also from global financial institutions that are comparable to UBS in size and breadth.
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

Our global presence exposes us to other risks

We operate in 50 countries, earn income and hold assets and liabilities in many different currencies and are subject to many different legal and regulatory regimes. Changes in local tax or legal regulations may affect our clients’ ability or willingness to do business with us. Country, regional and political risks may increase market and credit risk. Political, economic and social deterioration in a country or region, including local market disruptions, currency crises, the breakdown of monetary controls or terrorism, may adversely affect the ability of clients or counterparties located in that country or region to obtain foreign exchange or credit and, therefore, to satisfy their obligations towards us. As a truly global financial services company, we are also exposed to economic instability in emerging markets. We have a system of controls and procedures to mitigate this risk, and a discussion of our country risk controls is provided on page 65 of our Handbook 2005/2006. However, if our controls failed to fully identify and respond to country risk, we might suffer a negative impact on our results and financial condition.

UBS Performance Indicators

UBS Performance Indicators

Performance against targets
	For the year ended
	31.12.05	31.12.04	31.12.03

RoE (%) [1]

as reported	39.4	25.5	17.8

from continuing operations	27.6	24.2	16.7

Basic EPS (CHF) [2]

as reported	13.93	7.78	5.44

from continuing operations	9.78	7.39	5.07

Cost / income ratio of the financial businesses (%) [3,4]	70.1	73.2	76.8

Net new money, wealth management businesses (CHF billion) [5]

Wealth Management International & Switzerland	68.2	42.3	29.7

Wealth Management US	26.9	18.1	14.3

Total	95.1	60.4	44.0

RoE[1]

in %

2003
2004
2005
40
30
20
10
0
39.4
27.6
25.5
24.2
17.8
16.7
As reported
From continuing operations

Cost / income ratio of the financial businesses[3, 4]

in %

2003
2004
2005
80
70
60
50
40
76.8
73.2
70.1

Basic EPS[2]

CHF

2003
2004
2005
16.00
12.00
8.00
4.00
0.00
13.93
9.78
7.78
7.39
5.44
5.07
As reported
From continuing operations

Net new money, wealth management businesses[5]

CHF billion

2003
2004
2005
100
75
50
25
0
95.1
60.4
44.0

1 Net profit attributable to UBS shareholders / average equity attributable to UBS shareholders less proposed distributions.  2 Details of the EPS calculation can be found in note 8 to the financial statements.  3 Excludes results from industrial holdings.  4 Operating expenses / operating income less credit loss expense or recovery.  5 Excludes interest and dividend income.

16

2005

For the last six years, we have consistently focused on four performance indicators designed to ensure we deliver continually improving returns to our shareholders. We will modify some of them starting in 2006 to reflect the evolution of our business (see sidebar on page 12). They will continue to focus solely on continuing operations.

Our cost / income ratio target will still be limited to our financial businesses. This avoids the distortion from industrial holdings, which operated at a 92.3% cost / income ratio in 2005.
Our continuing operations showed:
–	Return on equity in full-year 2005 at 27.6%, up from 24.2% in 2004. The increase was driven by higher attributable profit, but was partially offset by an increase in average equity levels, reflecting the growth in retained earnings. Amortization of goodwill reduced return on equity in 2004 by 2.1 percentage points. It had no effect on 2005 return on equity as we ceased amortizing goodwill at the beginning of 2005 following the introduction of new accounting standards. From 2006 onwards, we aim to exceed 20% in return on equity over periods of fluctuating market conditions.
–	Basic earnings per share in 2005 at CHF 9.78, up 32% from CHF 7.39 a year ago, reflecting increased earnings and a slight reduction in the average number of shares outstanding (–2%) following share repurchases. Amortization of goodwill reduced the 2004 basic earnings per share result by CHF 0.63. Diluted earnings per share, our performance indicator from 2006 on, were at CHF 9.39 in 2005, up 33% from CHF 7.04 in 2004.
–	A cost / income ratio for our financial businesses of 70.1% in 2005, down 3.1 percentage points from 73.2% a year ago. This reflects the increase in net fee and commission income and net income from trading activities, partly offset by higher costs related to personnel – all related to the expansion of our business volumes. Amortization of goodwill raised the 2004 cost/income ratio by 1.8 percentage points.

Net new money [1]
	For the year ended
CHF billion	31.12.05	31.12.04	31.12.03

Global Wealth Management & Business Banking

Wealth Management International & Switzerland	68.2	42.3	29.7

Wealth Management US	26.9	18.1	14.3

Business Banking Switzerland	3.4	2.6	2.5

Global Asset Management

Institutional	21.3	23.7	12.7

Wholesale Intermediary	28.2	(4.5)	(5.0)

Investment Bank	0.0	0.0	0.9

UBS excluding Private Banks & GAM	148.0	82.2	55.1

Corporate Center

Private Banks & GAM[2]	0.5	7.7	7.2

UBS	148.5	89.9	62.3

1 Excludes interest and dividend income.  2 Private Banks & GAM was sold on 2 December 2005.

Invested assets
	As at			% change from
CHF billion	31.12.05	31.12.04	31.12.03	31.12.04

Global Wealth Management & Business Banking

Wealth Management International & Switzerland	982	778	701	26

Wealth Management US	752	606	599	24

Business Banking Switzerland	153	140	136	9

Global Asset Management

Institutional	441	344	313	28

Wholesale Intermediary	324	257	261	26

Investment Bank	0	0	4

UBS excluding Private Banks & GAM	2,652	2,125	2,014	25

Corporate Center

Private Banks & GAM [1]	0	92	84	(100)

UBS	2,652	2,217	2,098	20

1 Private Banks & GAM was sold on 2 December 2005.

17

UBS Performance Indicators

     Our wealth management businesses continue to gather assets rapidly in all regions. In 2005, net new money totaled CHF 95.1 billion, up 57% from CHF 60.4 billion in 2004, corresponding to an annual growth rate of 6.9% of the asset base at the end of 2004. Wealth Management International & Switzerland recorded inflows of CHF 68.2 billion, driven by further growth in our five key European markets and Asia. Our US business contributed CHF 26.9 billion in net new money, CHF 8.8 billion above 2004 levels.

Starting in 2006, we will be reporting net new money for all financial businesses. For the whole of 2005, net new money was CHF 148.0 billion, an all-time high, and up 80% from CHF 82.2 billion a year earlier. This amounts to an annual growth rate of 7% of the asset base at the end of 2004. All the figures above exclude Private Banks & GAM.

2004

From our continuing operations:
–	Our return on equity was 24.2%, up from 16.7% in 2003, well above our target range of 15% to 20%. The increase reflects the combined effects of our strong earnings, continued buyback programs and the dividend outpacing increased retained earnings. Amortization of goodwill re-

duced the 2004 and 2003 return on equity by 2.1 percentage points.
–	Basic earnings per share (EPS) were CHF 7.39, up 46% or CHF 2.32 from CHF 5.07 in 2003. The high level reflected the increase in net profit as well as the 5% reduction in average number of shares outstanding due to our continuing buyback programs. Amortization of goodwill reduced the 2004 basic earnings per share result by CHF 0.63 and the 2003 result by CHF 0.65.
–	The cost/income ratio of our financial businesses was 73.2% in 2004, an improvement from 76.8% in 2003. Strong asset-based revenues drove fee and commission income higher, demonstrating the inherent operating leverage of our wealth and asset management businesses. Amortization of goodwill raised the 2004 cost/income ratio by 1.8 percentage points. It raised the 2003 ratio by 2.0 percentage points.
For full-year 2004, net new money inflows into our wealth management businesses totalled CHF 60.4 billion, up 37% from CHF 44.0 billion in 2003, corresponding to an annual growth rate of 4.6% of the asset base at the end of 2003. We saw gains in all geographical areas, especially from Asian clients, and a particularly strong CHF 13.7 billion inflow into our European wealth management business.

18

Financial Businesses

Financial Businesses
Results

Results

Income statement [1]
	For the year ended			% change from
CHF million, except where indicated	31.12.05	31.12.04	31.12.03	31.12.04

Continuing operations

Interest income	59,286	39,228	40,045	51

Interest expense	(49,758)	(27,484)	(27,784)	81

Net interest income	9,528	11,744	12,261	(19)

Credit loss (expense) / recovery	375	241	(102)	56

Net interest income after credit loss expense	9,903	11,985	12,159	(17)

Net fee and commission income	21,436	18,506	16,673	16

Net trading income	7,996	4,902	3,670	63

Other income	561	578	455	(3)

Total operating income	39,896	35,971	32,957	11

Cash components	18,275	16,310	15,892	12

Share-based components [2]	1,628	1,396	1,464	17

Total personnel expenses	19,903	17,706	17,356	12

General and administrative expenses	6,448	6,387	5,882	1

Services to / from other business units	(14)	(20)	(23)	30

Depreciation of property and equipment	1,240	1,262	1,320	(2)

Amortization of goodwill	0	646	677	(100)

Amortization of other intangible assets	127	168	185	(24)

Total operating expenses	27,704	26,149	25,397	6

Operating profit from continuing operations before tax	12,192	9,822	7,560	24

Tax expense	2,296	2,104	1,409	9

Net profit from continuing operations	9,896	7,718	6,151	28

Discontinued operations

Profit from discontinued operations before tax	4,564	396 [3]	220 [3]

Tax expense	489	97	52	404

Net profit from discontinued operations	4,075	299	168

Net profit	13,971	8,017	6,319	74

Net profit attributable to minority interests	454	361	360	26

from continuing operations	454	361	360	26

from discontinued operations	0	0	0

Net profit attributable to UBS shareholders	13,517	7,656	5,959	77

from continuing operations	9,442	7,357	5,791	28

from discontinued operations	4,075	299	168

Additional information	As at			% change from

	31.12.05	31.12.04	31.12.03	31.12.04

Personnel (full-time equivalents)	69,569	67,407	65,879	3

1 Excludes results from industrial holdings.  2 Additionally includes related social security contributions and expenses related to alternative investment awards.  3 Includes goodwill amortization of CHF 68 million and CHF 79 million for the years ended 31 December 2004 and 31 December 2003 respectively.

20

2005

Results

Our 2005 result was the best ever, with all our financial businesses reporting a stronger performance than a year earlier. Attributable profit in 2005 was CHF 13,517 million, of which discontinued operations contributed CHF 4,075 million, reflecting the impact of the sale of Private Banks & GAM. Net profit from continuing operations was CHF 9,442 million. This was up 28% from CHF 7,357 million in 2004. Higher revenues in practically all businesses drove the increase, clearly outpacing growth in costs. Asset-based revenues showed particular strength, reflecting rising market levels as well as strong inflows into our wealth and asset management businesses. We also saw a strong increase in brokerage, corporate finance and underwriting fees. Overall, net fee and commission income now contributes 54% to total operating income. Income from trading activities reached a record high as well, fueled by improved market opportunities, particularly in second half 2005. Revenues from interest margin products increased, reflecting the success and growth of lending activities to wealthy private clients worldwide. We also reported record credit loss recoveries. Personnel expenses were up 12% from a year earlier; performance-related payments rose with revenues and there was a general increase in staff numbers (the number of employees across the financial businesses rose 3% in 2005, with the increase spread across all businesses). For 2005, 50% of personnel expenses took the form of bonus or other variable compensation, up from 49% a year earlier. Average variable compensation per head in 2005 was 10% higher than in 2004. Despite continued investments in expanding our business while improving services to clients and streamlining internal processes, we kept costs under control. General and administrative expenses were up just 1% in 2005 from a year earlier. Because of the strength of revenue growth, our cost/income ratio was 70.1% in 2005.

Operating income

Total operating income was CHF 39,896 million in 2005, up 11% from CHF 35,971 million in 2004. This was the highest level ever.
Net interest income was CHF 9,528 million in 2005, down from CHF 11,744 million in the same period a year earlier. Net trading income was CHF 7,996 million, up from CHF 4,902 million in 2004.
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
Net income from trading activities increased by 4% or CHF 387 million from CHF 11,032 million in 2004 to CHF 11,419 million in 2005. At CHF 3,928 million, equities trading income in 2005 was up 27% or CHF 830 million from CHF 3,098 million in 2004. Last year saw a large increase in derivatives and prime brokerage revenues around the globe, with the derivatives business seeing significant growth in both Asia Pacific and Europe as we continued to develop in these regions. Americas showed the strongest growth in prime brokerage, reflecting the growth of our client base. These gains were partially offset by lower revenues in our equity cash business. Fixed income trading revenues, at CHF 5,741 million in 2005, were down 8% or CHF 523 million from CHF 6,264 million in 2004. The drop was driven by declines in credit fixed income and fixed income, partially offset by increased revenues in our rates, principal finance and commercial real estate business. Credit fixed income saw large revenue decreases in structured credit, notably in the US and credit trading in the emerging markets business and the high yield sector. Rev-

Net interest and trading income
	For the year ended			% change from
CHF million	31.12.05	31.12.04	31.12.03	31.12.04

Net interest income	9,528	11,744	12,261	(19)

Net trading income	7,996	4,902	3,670	63

Total net interest and trading income	17,524	16,646	15,931	5

Breakdown by business activity

Equities	3,928	3,098	2,445	27

Fixed income	5,741	6,264	6,474	(8)

Foreign exchange	1,458	1,467	1,436	(1)

Other	292	203	258	44

Net income from trading activities	11,419	11,032	10,613	4

Net income from interest margin products	5,355	5,070	5,000	6

Net income from treasury and other activities	750	544	318	38

Total net interest and trading income	17,524	16,646	15,931	5

Financial Businesses
Results

enues in our rates business were up, driven mainly by structured LIBOR derivatives, European interest rates and US energy trading. We recorded revenues of CHF 103 million relating to Credit Default Swaps (CDSs) hedging existing credit exposure in the loan book, against losses of CHF 62 million a year earlier. At CHF 1,458 million, revenues from our foreign exchange business were stable in 2005 compared to CHF 1,467 million recorded a year earlier. While derivatives trading was negatively impacted by historically low volatility levels, foreign exchange trading revenues rose due to higher volumes.

Net income from interest margin products increased by 6% to CHF 5,355 million in 2005 from CHF 5,070 million in 2004. The increase was driven by the growth in lending to wealthy US clients through our US bank, UBS Bank USA. Our domestic Swiss mortgage business and wealth management collateralized lending business also grew during the year. In addition, revenues rose due to a rise of interest rates for client liabilities (with variable rates denominated in US dollars and Swiss francs). It also rose because of the appreciation of the US dollar against the Swiss franc, which helped revenues from US dollar cash accounts. This increase was partially offset by lower income from our shrinking Swiss recovery portfolio, which dropped by CHF 1.1 billion compared to year-end 2004.
At CHF 750 million, net income from treasury and other activities in 2005 was CHF 206 million or 38% higher than CHF 544 million in 2004. The increase reflects the benefits of the diversification of our capital base into currencies other than the Swiss franc in a way that matches the currency mix of our risk weighted assets. The higher equity base had a positive impact on treasury income as well, as did a positive timing effect related to cash flow hedging.
In 2005, we experienced a net credit loss recovery of CHF 375 million, compared to a net credit loss recovery of CHF 241 million in 2004. Releases in country allowances and provisions of CHF 118 million reflected the generally positive macro-economic environment in key emerging markets. This favorable result was achieved in a period which saw a benign environment for credit markets globally. Economic expansion in the US provided a strong stimulus for growth worldwide. Almost without exception, credit spreads contracted in all the major developed and emerging capital markets, as healthy expansion of cash flows allowed the corporate sector to de-leverage and build liquidity.
The net credit loss recovery at Global Wealth Management & Business Banking was CHF 223 million in 2005 compared to a net credit loss recovery of CHF 94 million in 2004. The benign credit environment in Switzerland, where the corporate bankruptcy rate has receded in 2005 coupled with the measures taken in recent years to improve the quality of our credit portfolio has resulted in a continued low level of new defaults. The success we have had in managing our impaired portfolio has also resulted in a higher than anticipated level of recoveries.
The Investment Bank experienced a net credit loss recovery of CHF 152 million in 2005, compared to a net credit loss recovery of CHF 147 million in 2004. This continued strong performance was the result of minimal exposure to new defaults and strong recoveries of previously established allowances and provisions as we actively sold impaired assets at better than anticipated terms.
For further details on our risk management approach, how we measure credit risk and the development of our credit risk exposures, please see the “Financial Management” chapter of our Handbook 2005/2006.
In 2005, net fee and commission income was CHF 21,436 million, up 16% from CHF 18,506 million a year earlier. The increase was driven by a strong contribution from recurring asset-based fees, higher investment fund fees and net brokerage fees, rising corporate finance fees as well as an increase in underwriting fees. Underwriting fees, at their highest level ever, were CHF 2,857 million in 2005, up 13% from CHF 2,531 million in 2004. Fixed income underwriting fees increased due to significantly improved market conditions and our enhanced competitive position, but were slightly offset by lower equity underwriting fees. Fixed income underwriting was CHF 1,516 million in 2005, up 36% from CHF 1,114 million in 2004. Equity underwriting slightly decreased by 5% to CHF 1,341 million in the same period. At CHF 1,460 million, corporate finance fees in 2005 were up 35% from CHF 1,078 million a year earlier. Advisory gross revenues increased notably during 2005, signalling the continued strength of merger and acquisition markets, and our growing franchise in this area. Net brokerage fees were CHF 5,087 million in 2005, up 15% or CHF 680 million from CHF 4,407 million in 2004, reflecting the improved markets and the resulting higher confidence of institutional and individual clients – especially in the second half of 2005. Investment fund fees, at their highest level ever, were CHF 4,750 million

Credit loss (expense) / recovery
	For the year ended
CHF million	31.12.05	31.12.04	31.12.03

Global Wealth Management & Business Banking	223	94	(70)

Investment Bank	152	147	(32)

UBS	375	241	(102)

Net fee and commission income
	For the year ended			% change from
CHF million	31.12.05	31.12.04	31.12.03	31.12.04

Equity underwriting fees	1,341	1,417	1,267	(5)

Bond underwriting fees	1,516	1,114	1,084	36

Total underwriting fees	2,857	2,531	2,351	13

Corporate finance fees	1,460	1,078	761	35

Brokerage fees	6,718	5,794	5,477	16

Investment fund fees	4,750	3,948	3,500	20

Fiduciary fees	212	197	216	8

Custodian fees	1,176	1,143	1,097	3

Portfolio and other management and advisory fees	5,310	4,488	3,718	18

Insurance-related and other fees	372	343	356	8

Total securities trading and investment activity fees	22,855	19,522	17,476	17

Credit-related fees and commissions	306	264	244	16

Commission income from other services	1,027	977	1,082	5

Total fee and commission income	24,188	20,763	18,802	16

Brokerage fees paid	1,631	1,387	1,473	18

Other	1,121	870	656	29

Total fee and commission expense	2,752	2,257	2,129	22

Net fee and commission income	21,436	18,506	16,673	16

in 2005, up 20% from CHF 3,948 million in 2004, mainly reflecting higher asset-based fees for our wealth and asset management businesses, driven by strong client money inflows and strong market conditions. Fiduciary fees were slightly higher in 2005 increasing from CHF 197 million in 2004 to CHF 212 million, reflecting an increased number of mandates. At CHF 1,176 million, custodian fees in 2005 were up 3% from CHF 1,143 million in 2004. This increase was entirely due to an enlarged asset base. Portfolio and other management and advisory fees increased by 18% to CHF 5,310 million in 2005 from CHF 4,488 million in 2004. The increase is again the result of rising invested asset levels driven by market valuations and strong net new money inflows. Insurance-related and other fees, at CHF 372 million in 2005, increased by 8% from a year earlier, due to higher commissions from insurance related products. Credit-related fees and commissions increased by 16% to CHF 306 million in 2005 from CHF 264 million in 2004, reflecting improved market conditions which brought higher volumes.

Commission income from other services increased by 5% from CHF 977 million in 2004 to CHF 1,027 million in 2005, mainly driven by equity derivative products distributed in Switzerland.
Other income decreased by 3% to CHF 561 million in 2005 from CHF 578 million in 2004, mainly due to both lower net gains from disposal of associates and subsidiaries and from investments in property. This was partially offset by higher net gains from disposal of investment in financial assets available-for-sale.

Operating expenses

We continue to tightly manage our cost base with a clear focus on improving the efficiency of our businesses. Total operating expenses increased by 6% to CHF 27,704 million in 2005 from CHF 26,149 million in 2004.
Personnel expenses increased by CHF 2,197 million or 12% to CHF 19,903 million in 2005 from CHF 17,706 million in 2004. The rise was driven by higher performance-related compensation reflecting the better performance in all our businesses. Personnel expenses are managed on a full-year basis with final fixing of annual performance-related payments in fourth quarter. Salary expenses rose due to the 6% increase in personnel over the year (excluding the staff of Private Banks & GAM), showing the continuous expansion of our business as well as annual pay rises. Share-based components increased by 17% or CHF 232 million to CHF 1,628 million from CHF 1,396 million. This was due to an increase in the UBS share price and the higher proportion of stock in bonuses granted in 2005, partially offset by lower option expenses. Contractors’ expenses increased to CHF 823 million in 2005, up 45% from CHF 567 million in 2004, mainly related to the integration of former Perot employees into our central ITI function. It also reflects higher usage, mainly in our Investment Bank in support of increased business flows. Insurance and social security contributions rose by 23% to CHF 1,256 million in 2005 compared with CHF 1,024 million in 2004, reflecting higher salary and bonus payments. Contributions to retirement benefit plans were up 9% or CHF 61 million from CHF 651 million in 2004 to CHF 712 million in 2005 because of the higher salaries paid. At CHF 1,390 mil-

Financial Businesses
Results

Indicative tax rates for financial businesses [1]
	For the year ended
in %	31.12.05	31.12.04	31.12.03

Global Wealth Management & Business Banking	19	18	18

Wealth Management International & Switzerland	18	18	16

Wealth Management US	40	37	38

Business Banking Switzerland	17	19	20

Global Asset Management	24	21	20

Investment Bank	29	30	32

1 Tax rates are pre-goodwill for 2004 and 2003.

lion in 2005, other personnel expenses increased CHF 25 million from CHF 1,365 million in 2004, mainly driven by increased headcount, partially offset by the end of retention payments in the Wealth Management US business and lower severance payments.
At CHF 6,448 million in 2005, general and administrative expenses increased CHF 61 million from CHF 6,387 million a year ago. The increase was driven by travel and entertainment expenses, and additional administration costs, reflecting higher employee levels and further increases in business activity. Marketing costs increased due to continued investment in our brand. This was partially offset by lower provisions (2004 included the civil penalty levied by the Federal Reserve Board relating to our banknote trading business) and reduced expenses for IT outsourcing and professional fees, as well as lower rent and maintenance of machines and equipment.
Depreciation was CHF 1,240 million in 2005, down 2% from CHF 1,262 million in 2004. This was the lowest level ever, reflecting falling IT-related charges, partially offset by higher depreciation on real estate.
There was no amortization of goodwill in 2005 as we were required to stop doing so at the start of the year. In 2004, amortization of goodwill was CHF 646 million.
At CHF 127 million, amortization of other intangible assets was down 24% from CHF 168 million a year earlier, due to the reclassification of the Wealth Management US work-force to goodwill.

Tax

Tax expense for 2005 was CHF 2,296 million, resulting in an effective tax rate of 18.8%, down from the full-year 2004 tax rate of 21.4%. The tax rate for full-year 2005 was positively influenced by the absence of goodwill amortization and the successful conclusion of tax audits in the third and fourth quarters. We believe that a tax rate of about 21% is a reasonable initial estimate for 2006.

Business Group tax rates

Indicative Business Group and Business Unit tax rates are calculated on an annual basis based on the results and statutory tax rates of the financial year. These rates are approximate calculations, based upon the application to the year’s adjust-
ed earnings of statutory tax rates for the locations in which the Business Groups operated. These tax rates, therefore, give guidance on the tax cost to each Business Group of doing business during 2005 on a stand-alone basis, without the benefit of tax losses brought forward from earlier years.
The indicative tax rates for 2004 and 2003 are presented pre-goodwill. They give an indication of what the tax rate would have been if goodwill had not been charged for accounting purposes. It is the sum of the tax expense payable on net profit before tax and goodwill in each location, calculated on the above basis, divided by the total net profit before tax and goodwill. Tax rates post-goodwill are higher than the pre-goodwill rates, because in some jurisdictions there are limitations on the tax deductibility of amortization costs.
Please note that these tax rates are not necessarily indicative of future tax rates for the businesses or UBS as a whole.

Fair value disclosure of shares and options

The fair value of shares granted in 2005 rose to CHF 1,376 million, 24% higher than CHF 1,113 million a year earlier. The increase compared to 2004 is primarily driven by an increased proportion of bonuses being delivered in restricted shares.

The fair value of options granted as of 31 December 2005 was CHF 362 million, down 29% from CHF 508 million in 2004. The decrease reflects a lower fair value per option, primarily due to a change in the valuation model, and a drop in the number of options granted.
Most share-based compensation is granted in the first quarter of the year, with any further grants mainly under the Equity Plus program, a continuing employee participation program under which voluntary investments in UBS shares each quarter are matched with option awards.
These amounts, net of forfeited awards, will be recognized as compensation expense over the service period, which is generally equal to the vesting period. Most UBS share and option awards vest incrementally over a three-year period.

Outlook

At this time last year, we said that it would be challenging to beat our then record 2004 result. Helped by continued favor-

able market conditions, especially in the second half of 2005, we did exceed last year’s record performance; but this makes the task for 2006 even greater. Early indications for 2006 show that business has started on a positive note. Deal pipelines are promising, investors are upbeat and macroeconomic indicators are encouraging. The fundamentals driving the growth of the financial industry remain intact for the time being.
We are therefore optimistic about the outlook for UBS –for 2006 and beyond. We now have a strong competitive position in the areas we have chosen to invest in – among them European wealth management, alternative investments, investment banking, prime brokerage and in Asia Pacific across business lines. These areas are becoming major revenue contributors, allowing us to invest in other opportunities that fit our strategy. This will help us sustain growth as well as our attractiveness to clients, employees and shareholders well into the future.

2004

Results

Net profit attributable to UBS shareholders in 2004 was CHF 7,656 million, with CHF 7,357 million coming from continuing operations and CHF 299 million from discontinued operations – the latter solely related to Private Banks & GAM. Overall, performance improved 28% compared to 2003, when attributable net profit was CHF 5,959 million. The increase was driven by higher revenues in all categories, clearly outpacing cost growth. Our asset-based revenues showed particular strength, reflecting improved market valuations as well as strong inflows of net new money into our wealth and asset management businesses. We also saw a strong increase in brokerage, corporate finance, underwriting fees and trading income. We reported record credit loss recoveries as well. Performance-related compensation rose in line with revenues, with higher general and administrative expenses driven by higher legal provisions and operational risk costs.

Operating income

Total operating income was CHF 35,971 million in 2004, up 9% from CHF 32,957 million in 2003. The increase was driven by our ability to capture opportunities in increasingly active financial markets. The increase in market levels positively impacted the asset base of our wealth and asset management businesses, prompting fee-based revenues to rise. Trading and brokerage income also profited from the improved market environment that boosted institutional and private client transaction activity. We also recorded credit loss recoveries in 2004 compared to expenses in 2003. The overall rise in 2004’s revenues, however, was partially offset by the weakening of the US dollar against the Swiss franc.

     Net interest income was CHF 11,744 million in 2004, down from CHF 12,261 million in the same period a year earlier. Net trading income was CHF 4,902 million, up from CHF 3,670 million in 2003.

At CHF 5,070 million, net income from interest margin products in 2004 was 1% higher than CHF 5,000 million a year earlier. The increase was driven by the growth in lending to wealthy US clients through our US bank, UBS Bank USA. Our domestic Swiss mortgage and wealth management margin lending business also grew over the year. This increase was nearly offset by lower income from our shrinking Swiss recovery portfolio, which dropped by CHF 2.0 billion compared to year-end 2003, reduced interest margins on client cash and savings accounts, as well as declining revenues from US dollar-denominated accounts.
Net income from trading activities was CHF 11,032 million in 2004, up by 4% or CHF 419 million from CHF 10,613 million a year earlier. At CHF 3,098 million, equities trading income in 2004 was up 27% or CHF 653 million from CHF 2,445 million in 2003. The increase reflects expansion in market volumes and, hence, improved trading opportunities, especially during the particularly strong first quarter and after the US elections in November. Our proprietary trading strategies performed well. Equity finance revenues increased strongly, reflecting the successful integration of ABN Amro’s prime brokerage business. Fixed income trading revenues, at CHF 6,264 million in 2004, were down 3% from CHF 6,474 million in 2003. The drop was driven by declines in our principal finance, commercial real estate and fixed income businesses, partially offset by improved revenues in our rates business. Compared to 2003, the market environment in 2004 saw rising interest rates and lower volatility, which drove activity from the market. We recorded losses of CHF 62 million relating to Credit Default Swaps (CDSs) hedging existing credit exposure in the loan book, against losses of CHF 678 million a year earlier. Foreign exchange trading revenues increased by 2% to CHF 1,467 million in 2004 from CHF 1,436 million a year earlier, reflecting an outstanding performance in our derivative trading business as well as strong sales volumes.
At CHF 544 million, net income from treasury and other activities in 2004 was CHF 226 million or 71% higher than CHF 318 million in 2003. The impact of falling interest rates was partially offset by the diversification of our invested equity into currencies other than the Swiss franc. Other activities improved due to lower goodwill funding costs.
In 2004, we experienced a net credit loss recovery of CHF 241 million, compared to net credit loss expense of CHF 102 million in 2003. This favorable result was achieved in a period which saw a very sanguine environment for credit markets globally. Economic expansion in the US provided a strong stimulus for growth worldwide. Almost without exception, credit spreads contracted in all the major developed and emerging capital markets, as healthy expansion of cash flows allowed the corporate sector to de-leverage and build liquidity.

Financial Businesses
Results

Net credit loss recovery at Global Wealth Management & Business Banking amounted to CHF 94 million in 2004 compared to net credit loss expenses of CHF 70 million in 2003. Our domestic credit portfolio demonstrated strong resilience in a Swiss economic environment which saw a 9.2% increase in corporate bankruptcies compared to 2003. The measures taken in past years to improve the quality of our credit portfolio have resulted in lower levels of new defaults and our success in managing the impaired portfolio resulted in a higher than anticipated level of recoveries.

The Investment Bank experienced a net credit loss recovery of CHF 147 million in 2004, compared to a net credit loss expense of CHF 32 million in 2003. This strong performance was the result of minimal exposure to new defaults and strong recoveries of previously established allowances and provisions. Releases in country allowances and provisions were due partly to exposure reductions in the affected countries and partly to a more favorable outlook for emerging market economies. There was also a partial release of a sizeable allowance for a corporate counterparty which managed a turnaround during 2004.
In 2004, net fee and commission income was CHF 18,506 million, up 11% from CHF 16,673 million a year earlier. The increase was driven by a strong contribution from recurring asset-based fees, higher net brokerage fees, rising corporate finance fees as well as an increase in underwriting fees. Underwriting fees were CHF 2,531 million in 2004, up 8% from CHF 2,351 million in 2003. Both equity and fixed income underwriting fees increased. Fixed income underwriting was CHF 1,114 million in 2004, up 3% from CHF 1,084 million in 2003. Equity underwriting increased 12% to CHF 1,417 million in the same period. At CHF 1,078 million, corporate finance fees in 2004 were up 42% from CHF 761 million a year earlier. We were able to benefit from the pick-up in merger and acquisition activity, and our strengthened advisory business, particularly in the US. Net brokerage fees were CHF 4,407 million in 2004, up 10% or CHF 403 million from CHF 4,004 million in 2003, reflecting the improved markets and the resulting higher institutional and individual client activity – especially in the first and fourth quarters of 2004. Investment fund fees were CHF 3,948 million in 2004, up 13% from CHF 3,500 million in 2003, mainly reflecting higher asset-based fees for our wealth and asset management businesses. At CHF 1,143 million, custodian fees in 2004 were up 4% from CHF 1,097 million in 2003. This increase was entirely due to an enlarged asset base. Insurance-related and other fees, at CHF 343 million in 2004, decreased by 4% from a year earlier. Excluding the effect of the weakening US dollar, insurance-related and other fees were actually slightly higher compared to 2003. Credit-related fees and commissions increased by 8% to CHF 264 million in 2004 from CHF 244 million in 2003, reflecting improved market conditions which brought higher volumes. Portfolio and other management and advisory fees increased by 21% to CHF

4,488 million in 2004 from CHF 3,718 million in 2003. The increase was again the result of rising invested asset levels driven by market valuations and strong net new money in-flows, as well as an increase in performance fees.

Other income increased by 27% to CHF 578 million in 2004 from CHF 455 million in 2003. The increase was driven by higher disposal gains from financial investments available-for-sale (up CHF 42 million) and lower impairment charges (down CHF 150 million). This was partially offset by lower gains from the divestment of associates and subsidiaries, which dropped by 51% to CHF 84 million in 2004 (the major disposal being the Noga Hilton hotel in Geneva) from CHF 170 million in 2003 (the major disposal being Correspondent Services Corporation (CSC)).

Operating expenses

We continued to tightly manage our cost base with a clear focus on improving the efficiency of our businesses. Total operating expenses increased by 3% to CHF 26,149 million in 2004 from CHF 25,397 million in 2003.
Personnel expenses increased by CHF 350 million or 2% to CHF 17,706 million in 2004 from CHF 17,356 million in 2003. The rise was driven by higher performance-related compensation reflecting the better performance in most of our businesses. Cash components rose by CHF 418 million due to the 2% increase in headcount over the year, whereas share-based components decreased by 5%. Contractors’ expenses increased to CHF 567 million in 2004, up 6% from CHF 536 million in 2003, reflecting higher usage, mainly in our Investment Bank in support of increased business flows. At CHF 1,365 million, other personnel expenses dropped CHF 263 million from CHF 1,628 million in 2003 due to the end of retention payments in the Wealth Management US business and lower severance payments. For 2004, 49% of personnel expenses took the form of bonus or variable compensation, up from 46% in 2003. Average variable compensation per head in 2004 was 9% higher than in 2003.
At CHF 6,387 million in 2004, general and administrative expenses increased CHF 505 million from CHF 5,882 million in the same period a year ago. The increase was driven by higher provisions (up CHF 257 million) which rose due to specific operational and legal provisions (including the civil penalty levied by the Federal Reserve Board relating to our banknote trading business), higher IT and other outsourcing expenses as well as professional fees, the latter due to higher legal and project costs. This was partially offset by savings in telecommunication, rent and maintenance expenses.
Depreciation was CHF 1,262 million in 2004, down 4% from CHF 1,320 million in 2003, reflecting falling IT-related charges as well as lower writedowns of equipment.
At CHF 646 million, amortization of goodwill was down 5% from CHF 677 million. Amortization of other intangible assets was down 9% from CHF 185 million in 2003, reflecting lower amortization charges and the weakening of the US dollar against the Swiss franc.

Tax

In 2004, we incurred a tax expense of CHF 2,104 million, reflecting an effective tax rate of 21.4% for full-year 2004, compared to the full-year rate of 18.6% in 2003. The 2003 tax rate was positively influenced by a favorable regional profit mix. The higher rate for 2004 has been driven by an increase in profitability in higher tax jurisdictions, mainly the US.

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

Financial Businesses
Global Wealth Management & Business Banking

Global Wealth Management & Business Banking

Pre-tax profit for our international and Swiss wealth management businesses was CHF 4,161 million, up 23% from the result achieved in 2004. In the US, pre-tax profit rose to CHF 312 million from CHF 29 million a year earlier. Business Banking Switzerland’s pre-tax profit was CHF 2,189 million, up 9% from 2004.

Business Group reporting

	For the year ended			% change from

CHF million, except where indicated	31.12.05	31.12.04	31.12.03	31.12.04

Income	19,131	17,506	16,792	9

Adjusted expected credit loss [1]	107	(38)	(139)

Total operating income	19,238	17,468	16,653	10

Cash components	8,252	7,630	7,711	8

Share-based components [2]	237	235	288	1

Total personnel expenses	8,489	7,865	7,999	8

General and administrative expenses	2,845	2,473	2,383	15

Services to / from other business units	960	1,137	1,285	(16)

Depreciation of property and equipment	226	202	236	12

Amortization of goodwill	0	238	246	(100)

Amortization of other intangible assets	56	115	137	(51)

Total operating expenses	12,576	12,030	12,286	5

Business Group performance before tax	6,662	5,438	4,367	23

Performance indicators

Cost / income ratio (%) [3]	65.7	68.7	73.2

Capital return and BIS data

Return on allocated regulatory capital (%) [4]	34.7	31.3	25.8

BIS risk-weighted assets	147,348	134,004	132,106	10

Goodwill	5,407	3,648	3,713	48

Allocated regulatory capital [5]	20,142	17,048	16,924	18

Additional Information	As at			% change from

	31.12.05	31.12.04	31.12.03	31.12.04

Client assets (CHF billion)	2,895	2,306	2,196	26

Personnel (full-time equivalents)	44,612	42,570	42,386	5

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the Business Groups (see note 2 to the financial statements).  2 Additionally includes related social security contributions and expenses related to alternative investment awards.  3 Operating expenses / income.  4 Business Group performance before tax / average allocated regulatory capital.  5 10% of BIS risk-weighted assets plus goodwill.

Marcel Rohner | Chairman & CEO Global Wealth Management & Business Banking

Wealth Management International & Switzerland

Business Unit reporting

	For the year ended			% change from

CHF million, except where indicated	31.12.05	31.12.04	31.12.03	31.12.04

Income	9,024	7,701	6,797	17

Adjusted expected credit loss [1]	(13)	(8)	(4)	(63)

Total operating income	9,011	7,693	6,793	17

Cash components	2,491	2,047	1,921	22

Share-based components [2]	88	72	75	22

Total personnel expenses	2,579	2,119	1,996	22

General and administrative expenses	804	642	604	25

Services to / from other business units	1,371	1,395	1,479	(2)

Depreciation of property and equipment	89	66	82	35

Amortization of goodwill	0	67	54	(100)

Amortization of other intangible assets	7	8	21	(13)

Total operating expenses	4,850	4,297	4,236	13

Business Unit performance before tax	4,161	3,396	2,557	23

Performance indicators

Invested assets (CHF billion)	982	778	701	26

Net new money (CHF billion) [3]	68.2	42.3	29.7

Gross margin on invested assets (bps) [4]	102	103	101	(1)

Cost / income ratio (%) [5]	53.7	55.8	62.3

Client advisors (full-time equivalents)	4,154	3,744	3,300	11

International clients

Income	6,476	5,429	4,734	19

Invested assets (CHF billion)	729	562	491	30

Net new money (CHF billion) [3]	64.2	40.4	29.7

Gross margin on invested assets (bps) [4]	100	102	101	(2)

European wealth management (part of international clients)

Income	722	437	267	65

Invested assets (CHF billion)	114	82	46	39

Net new money (CHF billion) [3]	21.8	13.7	10.8

Client advisors (full-time equivalents)	803	838	672	(4)

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the Business Groups (see note 2 to the financial statements).  2 Additionally includes related social security contributions and expenses related to alternative investment awards.  3 Excludes interest and dividend income.  4 Income/average invested assets.  5 Operating expenses/income.

Financial Businesses
Global Wealth Management & Business Banking

Business Unit reporting (continued)

	For the year ended			% change from

CHF million, except where indicated	31.12.05	31.12.04	31.12.03	31.12.04

Swiss clients

Income	2,548	2,272	2,063	12

Invested assets (CHF billion)	253	216	210	17

Net new money (CHF billion) [1]	4.0	1.9	0.0

Gross margin on invested assets (bps) [2]	109	106	102	3

Capital return and BIS data

Return on allocated regulatory capital (%) [3]	78.9	82.5	70.0

BIS risk-weighted assets	43,369	31,903	28,130	36

Goodwill	1,566	1,176	838	33

Allocated regulatory capital [4]	5,903	4,366	3,651	35

Additional information	As at or for the year ended			% change from

	31.12.05	31.12.04	31.12.03	31.12.04

Recurring income [5]	6,635	5,679	4,787	17

Client assets (CHF billion)	1,235	972	884	27

Personnel (full-time equivalents)	11,555	10,093	9,176	14

1 Excludes interest and dividend income.  2 Income/average invested assets.  3 Business Unit performance before tax/average allocated regulatory capital.  4 10% of BIS risk-weighted assets plus goodwill.  5 Interest, asset-based fees for portfolio management and fund distribution, account-based and advisory fees.

Components of operating income

Wealth Management International & Switzerland derives its operating income principally from:
–   fees for financial planning and wealth management services;
–   fees for investment management services;
–   transaction-related fees; and
–   net interest income.
Wealth Management International & Switzerland’s fees are based on the market value of invested assets and the level of transaction-related activity. As a result, operating income is affected by factors such as fluctuations in invested assets, changes in market conditions, investment performance and inflows and outflows of client funds.

2005

Performance indicators

In 2005, net new money inflows totaled CHF 68.2 billion, up 61% from CHF 42.3 billion in 2004, representing an annual growth rate of 8.8% of the underlying invested asset base at end-2004. This excellent performance was driven by gains in all geographical areas, especially from Asian clients, and a par-

ticularly strong CHF 21.8 billion inflow into our European wealth management business.

Invested assets, at CHF 982 billion on 31 December 2005, were up 26% from CHF 778 billion a year earlier, mainly reflecting the strong inflow of net new money and the positive market performance during the second half of the year, with CHF 11.1 billion coming from new assets gained from acquisitions we integrated in 2005. The 15% rise of the US dollar against the Swiss franc contributed to the increase. Approxi-

Net new money CHF billion 2003 2004 2005 80 68.2 60 40 42.3 29.7 20 0

Invested assets CHF billion 31.12.03 31.12.04 31.12.05 1,000 253 750 2 16 210 500 7 29 562 491 2 50 0 International Clients Swiss Clients

mately 36% of invested assets were denominated in US dollars at the end of 2005.

The gross margin on invested assets was 102 basis points in 2005, down 1 basis point from 103 basis points a year earlier, as the asset base was boosted by the record inflows of net new money. Overall, recurring income made up 75 basis points of the margin in 2005, down from 76 basis points in 2004. Non-recurring income comprised 27 basis points of the margin in 2005, unchanged from 2004.

Gross margin on invested assets 2 003 2004 2005 110 100 103 102 101 90 80 70

The cost / income ratio improved to 53.7% in 2005 from 55.8% a year earlier, reflecting the strong rise in income, which more than offset the increase in personnel expenses (mainly performance-related compensation) and higher general and administrative costs.

Cost / income ratio in % 2003 2004 2005 70 60 62.3 55.8 53.7 50 40 30

European wealth management

Our European wealth management business continued to make significant progress. With a particularly good performance in the UK and Germany, the inflow of net new money in 2005 was CHF 21.8 billion, up 59% from the previous year’s intake of CHF 13.7 billion. The result reflects an annual net new money inflow rate of 27% of the underlying asset base at year-end 2004.

The level of invested assets was a record CHF 114 billion on 31 December 2005, a 39% increase compared to the CHF 82

Net new money European wealth management CHF billion 2003 2004 2005 25 21.8 20 15 13.7 10 10.8 5 0 billion a year earlier. As well as new inflows, this reflected rising equity market levels and a 15% appreciation of the US dollar against the Swiss franc.

In 2005, income from our European wealth management business was CHF 722 million, up 65% from a year earlier, reflecting our growing asset and client base.

Invested assets European wealth management CHF billion 31.12.03 31.12.04 31.12.05 120 114 90 82 60 46 30 0

In 2005, the number of client advisors decreased by 35. The decline was due to the reclassification of some former Sauer-born Trust employees initially accorded client advisor status, and the departure of less productive client advisors.

Results

In 2005, pre-tax profit, at CHF 4,161 million, was up 23% from the result in 2004. This increase reflects favorable equity markets, which drove a 17% increase in revenues through higher asset-based fees, and strengthening client activity. Rising interest income, a reflection of the expansion of our margin lending activities, also bolstered revenues. At the same time, our expenses, up 13% in 2005 from 2004, reflect our ongoing growth strategy. Personnel expenses, up 22%, rose due to the hiring of an additional 1,462 employees.

Financial Businesses
Global Wealth Management & Business Banking

Performance before tax CHF million 2003 2004 2005 5,000 4,000 4,161 3,396 3,000 2,557 2,000 1,000 0

Operating income

Total operating income in 2005 was CHF 9,011 million, up 17% from CHF 7,693 million a year earlier. This was the highest level ever, reflecting a rise in recurring as well as in non-recurring revenues. Recurring income increased 17% on rising asset-based fees, benefiting from gains in asset levels. This was accentuated by higher interest income due to the expansion of our margin lending activities. Non-recurring income rose due to higher brokerage fees and commissions for sales of investment funds, reflecting an increase in client activity levels, which were particularly strong in the first quarter and in the second half of the year. These positive effects were supported by the appreciation of the US dollar against the Swiss franc.

Operating expenses

At CHF 4,850 million, operating expenses in 2005 were up 13% from CHF 4,297 million a year earlier, reflecting higher personnel expenses as well as the ongoing investment in our growth initiatives. Personnel expenses rose 22% to CHF 2,579 million in 2005 compared to CHF 2,119 million a year earlier, reflecting the increase in salaries from the expansion of our business as well as higher performance-related compensation. Expenses for share-based awards increased with more shares and options being granted and the rise of the share price during the year. General and administrative expenses, at CHF 804 million, were up 25% in 2005 from CHF 642 million a year earlier due to ongoing business expansion as well as investments in our physical and IT infrastructure. Expenses for services from other business units, at CHF 1,371 million in 2005, were down 2% from CHF 1,395 million the previous year, mainly due to lower charges for insurance. Depreciation was CHF 89 million in 2005, up 35% from CHF 66 million a year earlier because of higher charges for information technology equipment. Amortization of goodwill ceased in 2005, while the amortization of intangible assets was CHF 7 million, practically unchanged from CHF 8 million in 2004.

2004

Performance indicators

In 2004, net new money inflows totaled CHF 42.3 billion, up 42% from CHF 29.7 billion in 2003. The excellent performance was due to strong inflows into our European wealth management business as well as significant inflows from clients in Asia and Eastern Europe.

Invested assets, at CHF 778 billion on 31 December 2004, were up 11% from CHF 701 billion a year earlier, mainly reflecting the strong inflow of net new money and CHF 22.4 billion in new assets gained from acquisitions integrated in 2004. Rising equity markets also had a positive impact on asset levels, helping to compensate for the negative effect of the US dollar’s weakening against the Swiss franc. 35% of invested assets were denominated in US dollars at the end of 2004.
The gross margin on invested assets was 103 basis points in 2004, up 2 basis points from 101 basis points a year earlier, as revenues increased more than the average asset base. Overall, recurring income made up 76 basis points of the margin in 2004, up from 71 basis points in 2003. Non-recurring income comprised 27 basis points of the margin in 2004, against 30 basis points in 2003.
The cost / income ratio declined to 55.8% in 2004 from 62.3% a year earlier, reflecting the strong rise in income, which more than offset the gain in performance-related compensation.

European wealth management

Our European wealth management business made significant progress. With a particularly good performance in the UK and Germany, the inflow of net new money in 2004 was CHF 13.7 billion, up 27% from the previous year’s intake of CHF 10.8 billion. The result reflected an annual net new money inflow rate of 30% of the underlying asset base at year-end 2003.

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
The number of client advisors increased by 166 in 2004, of which 144 were from businesses we acquired during the year.

Results

Wealth Management International and Switzerland’s 2004 pre-tax profit, at CHF 3,396 million, increased 33% from 2003, mainly due to a recovery in major financial markets that started in the middle of 2003, driving a 13% increase in revenues through higher asset-based fees. At the same time, our expenses only rose by 1% in 2004 from 2003, reflecting our tight cost management.

Operating income

Total operating income in 2004 was CHF 7,693 million, up 13% from CHF 6,793 million in 2003. Recurring income increased 19% on higher asset-based fees, the latter benefiting from gains in asset levels. Rising interest income, reflecting the expansion of our margin lending activities, also had a positive impact on revenues. Non-recurring income rose due to higher brokerage fees, tracing the increase in client activity levels, which were particularly strong in the first and fourth quarters of the year.

Operating expenses

At CHF 4,297 million, operating expenses in 2004 were up 1% from CHF 4,236 million a year earlier, reflecting higher personnel expenses as well as the ongoing investment in growth initiatives. Personnel expenses in 2004 rose 6% to CHF 2,119 million from CHF 1,996 million a year earlier, reflecting higher performance-related compensation as well as an increase in salaries related to the expansion of our business. General and administrative expenses, at CHF 642 million, were up 6% in 2004 from CHF 604 million a year earlier, due to higher legal and operational provisions, an increase in travel and entertainment expenses as well as a rise in marketing costs. Expenses for services from other business units, at CHF 1,395 million in 2004, were down 6% from CHF 1,479 million in the previous year, mainly due to lower charges for insurance and IT services. Depreciation was CHF 66 million in 2004, down 20% from CHF 82 million a year earlier because of lower charges for information technology equipment. Goodwill amortization was CHF 67 million in 2004, up 24% from a year earlier.

Financial Businesses
Global Wealth Management & Business Banking

Wealth Management US

Business Unit reporting

	For the year ended			% change from

CHF million	31.12.05	31.12.04	31.12.03	31.12.04

Private client revenues	5,347	4,906	4,959 [1]	9

Net goodwill funding [2]	(189)	(165)	(211)	(15)

Income	5,158	4,741	4,748	9

Adjusted expected credit loss [3]	(2)	(5)	(8)	60

Total operating income	5,156	4,736	4,740	9

Cash components	3,353	3,206	3,394	5

Share-based components [4]	107	114	161	(6)

Total personnel expenses	3,460	3,320	3,555	4

General and administrative expenses	1,047	767	689	37

Services to / from other business units	223	275	415	(19)

Depreciation of property and equipment	65	67	66	(3)

Amortization of goodwill	0	171	192	(100)

Amortization of other intangible assets	49	107	116	(54)

Total operating expenses	4,844	4,707	5,033	3

Business Unit performance before tax	312	29	(293)	976

Acquisition costs

Net goodwill funding [2]	189	165	211	15

Retention payments	0	99	299	(100)

Amortization of goodwill	0	171	192	(100)

Amortization of other intangible assets	49	107	116	(54)

Total acquisition costs	238	542	818	(56)

1 Includes gain on disposal of Correspondent Services Corporation of CHF 161 million.  2 Goodwill and intangible asset-related funding, net of risk-free return on the corresponding capital allocated.  3 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the Business Groups (see note 2 to the financial statements).  4 Additionally includes related social security contributions and expenses related to alternative investment awards.

Business Unit reporting (continued)

	For the year ended			% change from

CHF million, except where indicated	31.12.05	31.12.04	31.12.03	31.12.04

Performance indicators

Invested assets (CHF billion)	752	606	599	24

Net new money (CHF billion) [1]	26.9	18.1	14.3

Interest and dividend income (CHF billion) [2]	18.3	15.3	15.1	20

Gross margin on invested assets (bps) [3]	75	77	82	(3)

Cost / income ratio (%) [4]	93.9	99.3	106.0

Recurring income [5]	2,834	2,343	2,124	21

Revenues per advisor (CHF thousand) [6]	715	655	597	9

Capital return and BIS data

Return on allocated regulatory capital (%) [7]	5.8	0.6	(6.5)

BIS risk-weighted assets	18,928	17,664	16,248	7

Goodwill	3,841	2,472	2,875	55

Allocated regulatory capital [8]	5,734	4,238	4,500	35

Additional information	As at			% change from

	31.12.05	31.12.04	31.12.03	31.12.04

Client assets (CHF billion)	826	679	690	22

Personnel (full-time equivalents)	17,034	16,969	17,029	0

Financial advisors (full-time equivalents)	7,520	7,519	7,766	0

1 Excludes interest and dividend income.  2 For purposes of comparison with US peers.  3 Income / average invested assets.  4 Operating expenses / income.  5 Interest, asset-based fees for portfolio management and fund distribution, account-based and advisory fees.  6 Private client revenues / average number of financial advisors.  7 Business Unit performance before tax / average allocated regulatory capital.  8 10% of BIS risk-weighted assets plus goodwill.

Components of operating income

Wealth Management US principally derives its operating income from:
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

Financial Businesses
Global Wealth Management & Business Banking

2005

Performance indicators

The inflow of net new money in 2005 was a strong CHF 26.9 billion, up 49% from CHF 18.1 billion in 2004. Including interest and dividends, net new money in 2005 was CHF 45.2 billion, up from CHF 33.4 billion a year earlier. The increase in net new money was mainly due to the hiring of highly efficient financial advisors and inflows from ultra high net worth clients.

Wealth Management US had CHF 752 billion in invested assets on 31 December 2005, up 24% from CHF 606 billion on 31 December 2004. The increase was due to the strong appreciation of the year-end US dollar spot rate against the Swiss franc, the inflows of net new money as well as positive market movements. In US dollar terms, invested assets were 8% higher on 31 December 2005 than they were on the same date in 2004.

The gross margin on invested assets was 75 basis points in 2005, down from 77 basis points in 2004. The increase in average invested asset levels (up 11%) outpaced the gain in revenues (up 9%) following a decrease in transactional revenues over the year.

The cost / income ratio was 93.9% for 2005, compared to 99.3% in 2004. The decrease reflects the absence of goodwill amortization and retention payments in 2005, offsetting the higher expenses associated with litigation provisions and personnel.

In 2005, recurring income was CHF 2,834 million, up 21% from CHF 2,343 million a year earlier. Excluding the impact of currency fluctuations, recurring income was up 20% in 2005 from 2004, mainly due to higher levels of managed account fees on a record level of invested assets in US dollar terms, and increased net interest income from the lending business. Flows into managed account products were USD

16.7 billion in full-year 2005, comparing favorably to the USD 12.7 billion flow for full-year 2004. Recurring income represented about 55% of income in 2005 compared with 49% in 2004.
Revenues per advisor increased in 2005 to CHF 715,000 from CHF 655,000 in 2004 as practically the same number of financial advisors were able to produce higher recurring income than a year earlier. The number of financial advisors was almost flat compared to 2004, increasing by 1 advisor to 7,520 at the end of 2005. Increases in highly efficient financial advisors and trainees were offset by attrition among less productive advisors.

Results

In 2005, we reported a pre-tax profit of CHF 312 million compared to CHF 29 million in 2004. This reflects the absence of goodwill amortization and retention payments in 2005 offsetting higher litigation provisions. In US dollar terms, operational performance in 2005 was USD 250 million, against USD 23 million a year earlier.

Operating income

In 2005, total operating income was CHF 5,156 million, up 9% compared to CHF 4,736 million in 2004. Excluding cur-

rency effects, operating income increased by 8% from 2004. The increase in operating income is primarily due to higher recurring income based on higher levels of assets, rising net interest income in UBS Bank USA, slightly offset by lower transactional revenues.

Operating expenses

Total operating expenses rose 3% to CHF 4,844 million in 2005 from CHF 4,707 million in 2004. Excluding currency effects, operating expenses were 2% higher. This reflects the impact of increased litigation provisions in second half 2005 which accounted for almost all the increase in non-personnel expenses.
Personnel expenses increased by CHF 140 million due to higher variable compensation, reflecting the higher level of income partially offset by a credit related to a change in the estimated service period used for the amortization of certain long-term employee benefits. Share based components decreased, reflecting less share and options awards. Excluding the currency translation effect, the increase in personnel expenses amounted to 3%. General and administrative expenses increased 37% to CHF 1,047 million in 2005 from CHF 767 million in 2004. In US dollar terms, they actually rose 35%, reflecting higher litigation provisions, partially offset by lower professional fees. Services from other business units decreased mainly due to lower charges in from ITI. Depreciation was also lower due to a drop in infrastructure charges (down CHF 2 million). The amortization of other intangibles was CHF 49 million in 2005, down 54% from CHF 107 million due to the reclassification of certain intangible assets. Under the new accounting rules, these assets are classified as goodwill, which is no longer amortized.

Financial Businesses
Global Wealth Management & Business Banking

2004

Performance indicators

In 2004, inflows of net new money were CHF 18.1 billion, CHF 3.8 billion higher than the CHF 14.3 billion reported in 2003. Including interest and dividends, net new money in 2004 was CHF 33.4 billion, higher than the CHF 29.4 billion reported in 2003.

Wealth Management US had CHF 606 billion in invested assets on 31 December 2004, up 1% from CHF 599 billion on 31 December 2003. The increase was due to inflows of net new money and the effects of market appreciation, partly offset by the weakening of the US dollar against the Swiss franc. In US dollar terms, invested assets were 10% higher on 31 December 2004 than they were on the same date in 2003.
The gross margin on invested assets was 77 basis points in 2004, down from 82 basis points in 2003.
The cost / income ratio was 99.3% for 2004, compared to 106.0% in 2003. The improvement in the cost / income ratio reflects cost control.
In 2004, recurring income was CHF 2,343 million, up 10% from CHF 2,124 million a year earlier. Excluding the impact of currency fluctuations, recurring income was up 19% in 2004 from 2003, mainly due to higher levels of managed account fees on a record level of invested assets in US dollar terms. Flows into managed account products were USD 12.7 billion in full-year 2004, comparing favorably to the USD 10.2 billion flow for full-year 2003.
Revenues per advisor increased in 2004 to CHF 655,000 from CHF 597,000 in 2003 as a lower number of financial advisors were able to produce roughly the same revenues as a year earlier. The number of financial advisors decreased to 7,519 in 2004 from 7,766 a year earlier due to attrition among less productive financial advisors.
Results

In 2004, we reported a pre-tax gain of CHF 29 million compared to a loss of CHF 293 million in 2003. The 2003 results include a pre-tax gain of CHF 161 million from the sale of Correspondent Services Corporation (CSC) in second quarter. In US dollar terms, operational performance in 2004 was USD 23 million, up from an operating loss of USD 219 million in 2003. This represents the best result since PaineWebber became part of UBS, reflecting record recurring income and increased net interest revenues benefiting from the first full-year impact of UBS Bank USA.

Operating income

In 2004, total operating income was CHF 4,736 million, almost unchanged compared to CHF 4,740 million in 2003. Excluding currency effects, operating income increased by 8% from 2003. The increase in operating income is primarily due to higher recurring income, rising net interest income due to UBS Bank USA, and higher transactional revenues.

Operating expenses

Total operating expenses decreased 6% to CHF 4,707 million in 2004 from CHF 5,033 million in 2003. Excluding currency effects, operating expenses were up 1%, primarily due to an increase in general and administrative expenses. Personnel expenses dropped to CHF 3,320 million in 2004, down 7% from CHF 3,555 million a year earlier. Excluding the effects of currency translation, personnel expenses were slightly higher than in 2003, reflecting higher bonus and broker compensation, which gained in line with performance, partially offset by lower retention payments, which ended in June. Non-personnel related expenses dropped 6% to CHF 1,387 million in 2004 from CHF 1,478 million in 2003. In US dollar terms, they actually rose 1%, reflecting higher legal fees and settlement charges and increased consulting fees related to key initiatives. This was partially offset by a declining goodwill amortization (down CHF 21 million) due to the sale of CSC.

Business Banking Switzerland

Business Unit reporting

	For the year ended			% change from
CHF million, except where indicated	31.12.05	31.12.04	31.12.03	31.12.04

Interest income	3,317	3,390	3,542	(2)

Non-interest income	1,632	1,674	1,705	(3)

Income	4,949	5,064	5,247	(2)

Adjusted expected credit loss [1]	122	(25)	(127)

Total operating income	5,071	5,039	5,120	1

Cash components	2,408	2,377	2,396	1

Share-based components [2]	42	49	52	(14)

Total personnel expenses	2,450	2,426	2,448	1

General and administrative expenses	994	1,064	1,090	(7)

Services to / from other business units	(634)	(533)	(609)	(19)

Depreciation of property and equipment	72	69	88	4

Amortization of goodwill	0	0	0

Amortization of other intangible assets	0	0	0

Total operating expenses	2,882	3,026	3,017	(5)

Business Unit performance before tax	2,189	2,013	2,103	9

Performance indicators

Invested assets (CHF billion)	153	140	136	9

Net new money (CHF billion) [3]	3.4	2.6	2.5

Cost / income ratio (%) [4]	58.2	59.8	57.5

Non-performing loans / gross loans (%)	1.6	2.3	3.2

Impaired loans / gross loans (%)	2.3	3.0	4.6

Capital return and BIS data

Return on allocated regulatory capital (%) [5]	25.6	23.2	24.0

BIS risk-weighted assets	85,051	84,437	87,728	1

Goodwill	0	0	0

Allocated regulatory capital [6]	8,505	8,444	8,773	1

Additional information	As at or for the year ended			% change from
	31.12.05	31.12.04	31.12.03	31.12.04

Deferral (included in adjusted expected credit loss)	485	411	383	18

Client assets (CHF billion)	834	655	622	27

Personnel (full-time equivalents)	16,023	15,508	16,181	3

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the Business Groups (see note 2 to the financial statements). 2 Additionally includes related social security contributions and expenses related to alternative investment awards. 3 Excludes interest and dividend income. 4 Operating expenses / income. 5 Business Unit performance before tax / average allocated regulatory capital. 6 10% of BIS risk-weighted assets plus goodwill.

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

Financial Businesses
Global Wealth Management & Business Banking

2005

Performance indicators

Net new money was CHF 3.4 billion in 2005, CHF 0.8 billion higher than the inflow of CHF 2.6 billion in 2004.

Invested assets rose to CHF 153 billion in 2005 from CHF 140 billion a year earlier, driven by positive market developments, net new money inflows as well as favorable currency translation effects. This was partially offset by the transfer of assets to Wealth Management International & Switzerland. During the course of 2005, we transferred CHF 8.6 billion of assets from the Business Banking Switzerland unit to Wealth Management International & Switzerland, reflecting the systematic development of client relationships.
The cost / income ratio was 58.2%, 1.6 percentage points below the ratio of 59.8% in 2004, mainly because of tight cost control.

Business Banking Switzerland’s loan portfolio was CHF 141.3 billion on 31 December 2005, up CHF 4.2 billion from the previous year. An increase in volumes of private client mortgages and higher credit demand from corporate clients was partially offset by a further reduction in the recovery portfolio, which fell to CHF 3.3 billion on 31 December 2005 from CHF 4.4 billion a year earlier. This positive development was also reflected in the key credit quality ratios: the non-performing loan ratio improved to 1.6% from 2.3%, while the ratio of impaired loans to gross loans was 2.3% compared to 3.0% in 2004.
The return on allocated regulatory capital was 25.6% for 2005, up 2.4 percentage points from 23.2% a year earlier. This reflects the increased profitability of the business unit, outpacing the increase in risk-weighted assets.

Results

Pre-tax profit in 2005, at a record level of CHF 2,189 million, was CHF 176 million or 9% higher than the result achieved in 2004. It was achieved despite a CHF 115 million fall in income, driven mainly by lower interest income. The result shows the continued tight management of our cost base, with a credit loss recovery of CHF 122 million reflecting the structural improvement in our loan portfolio in recent years. While general and administrative costs were at their lowest levels, personnel expenses increased slightly, reflecting an increase in staff levels.

Operating income
Total operating income in 2005 was CHF 5,071 million, up slightly from 2004’s level of CHF 5,039 million. Interest income declined by 2% to CHF 3,317 million in 2005 from CHF 3,390 million in 2004. The decline reflects lower revenues from our reduced recovery portfolio, as well as lower interest margins in our mortgage business. This was partially offset by higher private client mortgage volumes. Non-interest income dropped by CHF 42 million to CHF 1,632 million in 2005 from CHF 1,674 million in 2004, reflecting the gain from the sale of a participation in the Noga Hilton hotel in 2004, partially offset by higher asset based fees and higher client activity levels. Adjusted expected credit loss recoveries, at CHF 122 million in 2005, increased from a credit loss expense of CHF 25 million in 2004. This positive result reflects the deferred benefit of the structural improvement in our loan portfolio in recent years.

Operating expenses

Operating expenses in 2005 were CHF 2,882 million, down 5% from CHF 3,026 million in 2004. Personnel expenses, at CHF 2,450 million, were up 1% from CHF 2,426 million in 2004, as higher salary costs reflected the 3% increase in personnel, partly offset by lower share based expenses as less share awards have been granted. General and administrative expenses, at CHF 994 million in 2005, continued to drop and were 7% lower than the CHF 1,064 million recorded in 2004, reflecting our continuing tight cost controls. Net charges to other business units rose to CHF 634 million in 2005 from CHF 533 million in 2004 because of lower charge-ins for IT services and insurance. Depreciation in 2005 slightly increased to CHF 72 million from CHF 69 million in 2004 due to higher expenses for information technology equipment.

2004

Performance indicators

Net new money was CHF 2.6 billion in 2004, slightly higher than the inflow of CHF 2.5 billion in 2003.

Invested assets rose to CHF 140 billion in 2004 from CHF 136 billion a year earlier as positive market developments and net new money inflows were only partially offset by the weakening of the US dollar against the Swiss franc and the transfer of assets to the international and Swiss wealth management businesses. During the course of 2004, we transferred CHF 7.4 billion in assets to the international and Swiss wealth management businesses, reflecting the increasingly sophisticated needs of a portion of our clients.
The cost / income ratio was 59.8%, 2.3 percentage points above the ratio of 57.5% in 2003, reflecting falling interest income in the low interest rate environment.
Business Banking Switzerland’s loan portfolio was CHF 137.1 billion on 31 December 2004, down CHF 1.4 billion from the previous year. An increase in private client mortgage volumes was offset by lower credit demand from corporate clients and a further reduction in the recovery portfolio, which fell to CHF 4.4 billion on 31 December 2004 from CHF 6.4 billion a year earlier. This positive development was also reflected in the key credit quality ratios: the non-performing loan ratio improved to 2.3% from 3.2%, while the ratio of impaired loans to gross loans was 3.0% compared to 4.6% in 2003.

Results

Pre-tax profit in 2004 was CHF 2,013 million, only CHF 90 million or 4% lower than the record result achieved in 2003. It was achieved despite a CHF 183 million fall in income, driven mainly by lower interest income. The result showed the continued tight management of our cost base, with lower credit loss expenses reflecting the structural improvement in our loan portfolio in recent years. In 2004, personnel expenses and depreciation reached their lowest levels since the UBS-SBC merger in 1998.

Operating income

Total operating income in 2004 was CHF 5,039 million, down slightly from 2003’s level of CHF 5,120 million. Interest income declined by 4% to CHF 3,390 million in 2004 from CHF 3,542 million in 2003. The decline reflected lower revenues from our reduced recovery portfolio, as well as lower interest margins on savings and cash accounts. This was partially offset by higher private client mortgage volumes. Non-interest income dropped by CHF 31 million to CHF 1,674 million in 2004 from CHF 1,705 million in 2003, reflecting lower client activity levels, partially offset by the gain from the sale of a participation in the Noga Hilton hotel. Adjusted expected credit loss expenses, at CHF 25 million in 2004, decreased by 80% from CHF 127 million in 2003. This fall reflected the deferred benefit of the structural improvement in our loan portfolio in recent years.

Operating expenses

Operating expenses in 2004 were CHF 3,026 million, up slightly from CHF 3,017 million in 2003. Personnel expenses, at CHF 2,426 million, were down 1% from CHF 2,448 million in 2003, as falling salary costs reflected the 4% drop in personnel, partly offset by an increase in performance-related compensation. General and administrative expenses, at CHF 1,064 million in 2004, continued to drop and were 2% lower than the CHF 1,090 million recorded in 2003, reflecting our continuous tight cost controls. Drops were mainly seen in professional fees. Net charges to other business units fell to CHF 533 million in 2004 from CHF 609 million in 2003 because of lower charge-outs for IT services. Depreciation in 2004 dropped to CHF 69 million from CHF 88 million in 2003 due to lower expenses for information technology equipment.

Financial Businesses
Global Asset Management

Global Asset Management

Pre-tax profit was CHF 1,057 million, an increase of 91% from the 2004 profit of CHF 552 million. The increase was driven by higher operating income, which rose 23%, reflecting strong net new money inflows, improved margins and consequently higher asset based revenues across all businesses. In addition, performance fees, particularly in alternative and quantitative investments, increased significantly.

Business Group reporting

	For the year ended			% change from
CHF million, except where indicated	31.12.05	31.12.04	31.12.03	31.12.04

Institutional fees	1,330	1,085	922	23

Wholesale intermediary fees	1,157	937	815	23

Total operating income	2,487	2,022	1,737	23

Cash components	899	822	766	9

Share-based components [1]	89	71	69	25

Total personnel expenses	988	893	835	11

General and administrative expenses	304	299	265	2

Services to / from other business units	116	126	156	(8)

Depreciation of property and equipment	21	23	25	(9)

Amortization of goodwill	0	129	152	(100)

Amortization of other intangible assets	1	0	1

Total operating expenses	1,430	1,470	1,434	(3)

Business Group performance before tax	1,057	552	303	91

Performance indicators

Cost / income ratio (%) [2]	57.5	72.7	82.6

Institutional

Invested assets (CHF billion)	441	344	313	28

of which: money market funds	16	17	14	(6)

Net new money (CHF billion) [3]	21.3	23.7	12.7

of which: money market funds	(3.0)	(1.2)	(5.0)

Gross margin on invested assets (bps) [4]	34	32	32	6

1 Additionally includes related social security contributions and expenses related to alternative investment awards. 2 Operating expenses / operating income. 3 Excludes interest and dividend income. 4 Operating income / average invested assets.

Business Group reporting (continued)

	For the year ended			% change from
CHF million, except where indicated	31.12.05	31.12.04	31.12.03	31.12.04

Wholesale intermediary

Invested assets (CHF billion)	324	257	261	26

of which: money market funds	62	64	87	(3)

Net new money (CHF billion) [1]	28.2	(4.5)	(5.0)

of which: money market funds	(9.7)	(20.6)	(23.0)

Gross margin on invested assets (bps) [2]	40	36	31	11

Capital return and BIS data

Return on allocated regulatory capital (%) [3]	69.9	36.4	18.6

BIS risk-weighted assets	1,570	1,702	2,325	(8)

Goodwill	1,438	1,189	1,400	21

Allocated regulatory capital [4]	1,595	1,359	1,633	17

Additional information	As at			% change from
	31.12.05	31.12.04	31.12.03	31.12.04

Invested assets (CHF billion)	765	601	574	27

Personnel (full-time equivalents)	2,861	2,665	2,627	7

1 Excludes interest and dividend income. 2 Operating income / average invested assets. 3 Business Group performance before tax / average allocated regulatory capital. 4 10% of BIS risk-weighted assets plus goodwill.

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

Financial Businesses
Global Asset Management

2005

Performance indicators

For 2005, the cost/income ratio was 57.5%, a decrease of 15.2 percentage points from 2004. This was a result of improving operating income across all businesses, mainly induced by higher asset based fees.

Institutional

Institutional invested assets were CHF 441 billion on 31 December 2005 – up 28% from CHF 344 billion on 31 December 2004, reflecting positive market performance, strong net new money and favorable currency translation effects.
For full-year 2005, net new money inflows were CHF 21.3 billion, down slightly from the CHF 23.7 billion recorded in

2004. Although inflows in traditional investments continued to grow, alternative and quantitative investments did not reach the same level as a year earlier.

The gross margin for full-year 2005 was 34 basis points, slightly above the 32 basis points of full-year 2004.

Wholesale intermediary

Invested assets were CHF 324 billion on 31 December 2005, up by CHF 67 billion from 31 December 2004. For full-year 2005, the net new money inflow was CHF 28.2 billion compared with a CHF 4.5 billion outflow in 2004.

The money market outflow in 2005 was CHF 9.7 billion, compared with CHF 20.6 billion a year earlier. In 2005, this outflow was offset by positive inflows of CHF 37.9 billion, recorded across all traditional asset classes (equities, fixed income, asset allocation).

The 2005 gross margin was 40 basis points, up by 4 basis points from a year earlier, reflecting shifts into higher margin asset classes.

Results

We had a very strong full-year result in 2005. Pre-tax profit was CHF 1,057 million, an increase of 91% from the 2004 pre-tax profit of CHF 552 million. The increase was driven by higher operating income, which rose 23%, reflecting strong net new money inflows and a positive market environment that resulted in higher asset valuations. In addition, performance fees, particularly in alternative and quantitative investments, increased. This was partially offset by higher personnel expenses, in line with business growth.

Operating income

In full-year 2005, operating income was CHF 2,487 million, up 23% from CHF 2,022 million a year earlier. The increase reflects strong net new money inflows and a positive market environment resulting in higher asset valuations and consequently higher asset-based income across all businesses. In addition, performance fees, particularly in alternative and quantitative investments, increased significantly. Institutional revenues increased by 23% to CHF 1,330 million in 2005 from CHF 1,085 million in 2004, reflecting higher management fees in all areas, and higher performance fees, mainly in alternative and quantitative investments. Wholesale intermediary revenues rose by 23% to CHF 1,157 million in 2005 from CHF 937 million in 2004, reflecting higher management fees in all areas due to net new money inflows and higher market valuations.

Operating expenses

In 2005, operating expenses decreased to CHF 1,430 million from CHF 1,470 million in 2004. Personnel expenses were CHF 988 million in 2005, 11% above 2004. General and administrative expenses increased by 2% to CHF 304 million in 2005 from CHF 299 million in 2004. Net charges from other business units decreased by CHF 10 million to CHF 116 million in 2005 from CHF 126 million in 2004, partly due to higher charge-outs to the wealth management businesses reflecting the higher demand for specialized investment research. Over the same period, depreciation remained virtually unchanged at CHF 21 million, down by only CHF 2 million. Amortization of goodwill ceased in 2005, and the amortization of intangible assets increased slightly to CHF 1 million due to the acquisition of Siemens’ real estate business.

Financial Businesses
Global Asset Management

2004

Performance indicators

For 2004, the cost / income ratio was 72.7%, a decrease of 9.9 percentage points from 2003. This was a result of improving operating income combined with modest cost growth. Higher market valuations coupled with strong net new money inflows resulted in increased invested asset levels and, subsequently, higher asset-based fees. The continuing change in asset mix towards higher-margin products increased operating income and overall profitability.

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
The gross margin for full-year 2004 was 32 basis points, on par with full-year 2003.

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

Money market sweep accounts

Some of the money market fund assets managed by our US wholesale intermediary business represent the cash portion of private client accounts. Before launching UBS Bank USA in 2003, the cash balances of private clients in the US were swept into our money market funds. Since the bank’s launch, those cash proceeds have been automatically redirected into its FDIC-insured deposit accounts. Although there was no onetime bulk transfer of client money market assets to the bank, the funds invested in our sweep accounts are being used to complete client transactions and will therefore gradually de-
plete over time. Such funds are a low-fee component of invested assets. In 2004, total money market outflows in the US were CHF 13.6 billion, with CHF 11 billion related to UBS Bank USA.

Results

Pre-tax profit was CHF 552 million in 2004, an increase of 82% from 2003. The significant improvement was driven by higher operating income, which rose 16%, reflecting strong net new money inflows, a continuing change in asset mix towards higher-margin products, and a rise in market valuations producing increased asset levels and revenues. This was only partially offset by a slight rise in operating expenses, mainly due to higher incentive-based compensation as a result of the higher revenues.

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

Operating expenses

In 2004, operating expenses increased to CHF 1,470 million from CHF 1,434 million in 2003, primarily due to higher incentive-based compensation as a result of increased profitability. Personnel expenses were CHF 893 million in 2004, 7% above 2003. General and administrative expenses increased by 13% to CHF 299 million in 2004 from CHF 265 million in 2003. This increase was mainly due to a restructuring provision in our business in the Americas booked in third quarter 2004 and the damage caused by Hurricane Ivan in the Cayman Islands. Travel and entertainment costs, IT expenses and professional fees increased year-on-year. Net charges from other business units decreased by CHF 30 million to CHF 126 million in 2004 from CHF 156 million in 2003, partly due to higher charge-outs to the wealth management businesses reflecting the increase in the distribution of alternative investment products. Over the same period, depreciation remained virtually unchanged at CHF 23 million, down by only CHF 2 million. Amortization of goodwill decreased to CHF 129 million in 2004 from CHF 152 million a year earlier, due to the full amortization of the goodwill of some businesses and the US dollar’s decline against the Swiss franc.

Financial Businesses
Investment Bank

Investment Bank

In 2005, the Investment Bank’s pre-tax profit was CHF 5,181 million, up 12% from a year earlier. Results were driven by increased revenues, mainly in equities and investment banking.

Business Group reporting

	For the year ended			% change from
CHF million	31.12.05	31.12.04	31.12.03	31.12.04

Equities	6,980	5,906	4,875	18

Fixed income, rates and currencies	7,962	8,269	7,932	(4)

Investment banking	2,506	1,915	1,703	31

Income	17,448	16,090	14,510	8

Adjusted expected credit loss [1]	36	(7)	(55)

Total operating income	17,484	16,083	14,455	9

Cash components	8,065	7,130	6,690	13

Share-based components [2]	1,194	1,022	1,047	17

Total personnel expenses	9,259	8,152	7,737	14

General and administrative expenses	2,215	2,538	2,068	(13)

Services to / from other business units	640	226	175	183

Depreciation of property and equipment	136	243	248	(44)

Amortization of goodwill	0	278	279	(100)

Amortization of other intangible assets	53	36	27	47

Total operating expenses	12,303	11,473	10,534	7

Business Group performance before tax	5,181	4,610	3,921	12

Financial Businesses
Investment Bank

Investment Bank (continued)

	For the year ended			% change from
CHF million, except where indicated	31.12.05	31.12.04	31.12.03	31.12.04

Performance indicators

Compensation ratio (%) [3]	53	51	53

Cost/income ratio (%) [4]	70.5	71.3	72.6

Non-performing loans/gross loans (%)	0.2	0.4	0.6

Impaired loans/gross loans (%)	0.2	0.6	1.1

Average VaR (10-day 99%) [5]	346	358	295	(3)

Capital return and BIS data

Return on allocated regulatory capital (%) [6]	28.6	30.5	27.9

BIS risk-weighted assets	151,313	116,512	102,517	30

Goodwill	4,309	3,579	3,812	20

Allocated regulatory capital [7]	19,440	15,230	14,064	28

Additional information	As at or for the year ended			% change from
	31.12.05	31.12.04	31.12.03	31.12.04

Deferral (included in adjusted expected credit loss)	155	85	29	82

Client assets (CHF billion)	164	147	143	12

Personnel (full-time equivalents)	18,174	16,970	15,633	7

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the Business Groups (see note 2 to the financial statements). 2 Additionally includes related social security contributions and expenses related to alternative investment awards. 3 Personnel expenses / income. 4 Operating expenses / income. 5 VaR for the Investment Bank includes the municipal securities business of Wealth Management US from 1 January 2005. The business was transferred to the Investment Bank on 1 July 2005. 6 Business Group performance before tax / average allocated regulatory capital. 7 10% of BIS risk-weighted assets plus goodwill.

Components of operating income

The Investment Bank generates operating income from:
–	commissions on agency transactions and spreads or markups on principal transactions;
–	fees from debt and equity capital markets transactions, leveraged finance, and the structuring of derivatives and complex transactions;
–	mergers and acquisitions and other advisory fees;

–	interest income on principal transactions and from the loan port folio; and
–	gains and losses on market making, proprietary, and arbitrage positions.

As a result, operating income is affected by movements in market conditions, interest rate swings, the level of trading activity in primary and secondary markets and the extent of merger and acquisition activity. These and other factors have had, and may in the future have, a significant impact on results of operations from year to year.

48

2005

Performance indicators

The cost / income ratio decreased to 70.5% in 2005 from 71.3% a year earlier. This reflects the absence of goodwill amortization in 2005 combined with revenue growth driven by a strong performance in investment banking and equities, offsetting higher personnel expenses.

The full-year compensation ratio, at 53%, rose two percentage points between 2004 and 2005. This reflects higher performance-related compensation and increased staff levels. In particular, client-facing business areas, which are more service intensive but use less capital, saw faster growth this year. Share-based compensation was also higher, since awards made in 2005 for the 2004 financial year contained an increased proportion of stock.

Market risk for the Investment Bank, as measured by the 10-day 99% Value at Risk (VaR), ended the year at CHF 355 million and averaged CHF 346 million for 2005, a slight increase on the 2004 year-end value of CHF 332 million but below the 2004 average of CHF 358 million.
Total loans were CHF 87 billion on 31 December 2005 compared with CHF 68 billion on 31 December 2004, reflect-

ing our expanding prime brokerage and equity finance businesses as well as increased underwriting activity. The impaired loans to total loans ratio fell to 0.2% at the end of 2005 from 0.6% on 31 December 2004. The non-performing loans to total loans ratio fell to 0.2% from 0.4% in the same period.

The return on allocated regulatory capital in 2005 was 28.6%, down 1.9 percentage points from the return of 30.5% a year earlier, despite the growth in pre-tax profit. This reflects the 30% increase in risk-weighted assets which rose due to currency movements and in line with increased lending activity to the Investment Bank’s growing client base.

Financial Businesses
Investment Bank

Results

2005 was our most profitable year since 2000. Pre-tax profit was CHF 5,181 million, up 12% from 2004. The result was driven by strong revenues in investment banking (up 31%) and in equities (up 18%), reflecting our successful expansion in significant growth areas such as M&A, in particular in Asia Pacific, equity derivatives and prime brokerage. Results in the fixed income, rates and currencies business were slightly lower than last year’s all-time high. Lower revenues in structured credit – mainly driven by lower volumes and following the turmoil in the automotive sector in second quarter 2005 – were offset by an increase in the rates business. At the same time, costs increased as our business continued to expand.

Operating income

Total operating income in 2005 was CHF 17,484 million, up 9% from CHF 16,083 million a year earlier, as revenues rose strongly in the equities business and in investment banking.
Equities revenues, at CHF 6,980 million in 2005, were up 18% from CHF 5,906 million in 2004. Significant drivers of the increase were the derivatives business in the Asia Pacific region and Europe as well as prime brokerage where we saw an impressive revenue gain in the US, reflecting the growth of our client base in the last 12 months. Our proprietary and our equity-linked businesses contributed slightly lower returns than the previous year.
Fixed income, rates and currencies revenues were CHF 7,962 million, down 4% from CHF 8,269 million a year earlier. Revenues in the rates business were up against the prior year as a result of rising revenues in energy trading and derivatives. Credit fixed income saw lower revenues in structured credit, notably in the US and in credit trading as well as in the high-yield sector. Credit default swaps hedging loan exposures recorded gains of CHF 103 million compared with losses of CHF 62 million a year earlier.
The foreign exchange business decreased as derivatives trading was negatively impacted by historically low volatility levels. This was partially offset by rising cash and collateral trading revenues due to higher market share and volumes.

Investment banking revenues, at CHF 2,506 million in 2005, increased 31% from CHF 1,915 million a year earlier. This reflected growth in each region. Advisory revenues grew significantly, in line with the strong momentum in the M&A business and our increased presence in important transactions. During 2005, our Investment Bank advised on a total of 343 transactions with a deal volume of USD 496 billion, more than double from 2004. Its pace last year exceeded market growth and included some of the largest deals announced during the year – among them advising Gillette on its sale to Procter & Gamble. Revenues in the capital markets business rose as well, mainly in debt underwriting and in global syndicated finance, reflecting improved market conditions and our strengthened competitive position.

Operating expenses

Higher personnel costs and increased allocated costs prompted total operating expenses in 2005 to rise to CHF 12,303 million, a 7% increase from CHF 11,473 million a year earlier.
Personnel expenses, at CHF 9,259 million in 2005, increased 14% from a year earlier, reflecting an increase in the bonus accrual and additional increased salaries due to higher staff levels. Share-based compensation rose 17% from prior year due to an increase in share-based awards and the higher UBS share price in 2005 compared with 2004.
General and administrative expenses were CHF 2,215 million in 2005, down 13% from 2004’s CHF 2,538 million. Provisions were lower than in 2004, when we recorded a civil penalty levied by the Federal Reserve Board relating to our banknote trading business. This was partially offset by an increase in IT and other outsourcing costs. Services from other business units increased to CHF 640 million in 2005 from CHF 226 million in 2004. Depreciation eased 44% to CHF 136 million in 2005 from CHF 243 million in 2004 due to the transfer of further IT infrastructure functions into our central ITI unit in Corporate Center. Amortization of goodwill ceased in 2005, while the amortization of other intangible assets, at CHF 53 million in 2005, was up 47% from CHF 36 million a year earlier due to the inclusion of the rest of Brunswick and the capital markets division of Charles Schwab, acquired in third quarter 2004, and the purchase of our remaining stake in Prediction, which became part of UBS in 2005.

2004

Performance indicators

The cost / income ratio improved to 71.3% in 2004 from 72.6% a year earlier. It reflected a strong revenue performance in all businesses.

Our compensation ratio in 2004 was 51%, down from 53% in 2003, reflecting the completion of the aggressive investment banking hiring program. Payout levels were driven by the revenue mix across business areas and managed in line with market levels.
Total loans were CHF 68 billion on 31 December 2004, up 24% from CHF 55 billion a year earlier, reflecting the strengthened business franchise. Continued successful recovery efforts led the ratio of impaired loans to total loans to fall to 0.6% at the end of 2004 from 1.1% on 31 December 2003. The non-performing loans to total loans ratio fell to 0.4% from 0.6% in the same period.
From the beginning of 2005, private equity investments were reported as part of the Industrial Holding segment. Figures were restated for 2003 and 2004 to reflect the change.

Results

Pre-tax profit was CHF 4,610 million in 2004, up 18% from a year earlier and at its highest level since 2000. Our result was achieved despite the significant weakening of the US dollar against the Swiss franc and reflected revenue growth across all our businesses. In particular, our fixed income, rates and currencies business posted a record result, up 4% from 2003, while the equities business reported a 21% increase in revenues on the strong improvement in market conditions. Investment banking also contributed to our result, recording revenues of CHF 1,915 million, a 12% improvement compared to 2003. At the same time, costs increased as our businesses continued to expand, with specific operational provisions also a factor.

Operating income

Total operating income in 2004 was CHF 16,083 million, up 11% from CHF 14,455 million a year earlier, reflecting strong improvements in all businesses.
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
Fixed income, rates and currencies revenues were CHF 8,269 million, up 4% from CHF 7,932 million a year earlier. Strong gains were seen in the rates business, mainly due to the structured LIBOR and mortgage businesses. Fixed income was driven by credit derivatives, emerging markets and global syndicated finance businesses, foreign exchange and cash and collateral trading. The positive result was slightly offset by lower revenues in our municipal securities business due to lower transaction and underwriting volumes and reduced de-

rivative activity. Losses of CHF 62 million relating to Credit Default Swaps (CDSs) hedging existing credit exposure in the loan book had a negative impact on the fixed income, rates and currencies result. But they were significantly lower than the losses of CHF 678 million in 2003.

Investment banking revenues, at CHF 1,915 million in 2004, increased 12% from CHF 1,703 million a year earlier. Excluding currency fluctuations and hedging costs, revenues were up 32%, reflecting improving corporate activity levels. It was a record year for our global advisory business, with double-digit growth seen in Europe, the US and Asia. According to a Dealogic survey 1, we ranked fifth for investment banking fees in 2004 with a market share of 5.3%, up from sixth and a market share of 5.0% a year earlier.

Operating expenses

Higher personnel costs and general and administrative expenses prompted total operating expenses in 2004 to rise to CHF 11,473 million, a 9% increase from CHF 10,534 million a year earlier. Personnel expenses, at CHF 8,152 million in 2004, increased 5% from a year earlier, reflecting higher performance-related compensation, which rose due to higher revenues, as well as an increase in salaries reflecting the 9% rise in employees. General and administrative expenses were CHF 2,538 million in 2004, up 23% from 2003’s CHF 2,068 million. The increase reflected higher operational provisions, climbing professional fees and raised IT spending. This was partially offset by a drop in administration and occupancy expenses. Services from other business units increased to CHF 226 million in 2004 from CHF 175 million in 2003. Depreciation fell 2% to CHF 243 million in 2004 from CHF 248 million in 2003 on declining writeoffs. Amortization of goodwill, at CHF 278 million, was slightly down from a year earlier. Amortization of other intangible assets was CHF 36 million, up 33% from a year earlier, reflecting the ABN Amro acquisition.

1 Financial Times, 26 January 2005. Table: Global fee ranking 2004

Financial Businesses
Corporate Center

Corporate Center

With the sale of Private Banks & GAM at the end of the year, Corporate Center recorded a pre-tax gain of CHF 3,856 million in 2005. The continuing operations of Corporate Center reported a pre-tax loss of CHF 708 million, compared with a loss of CHF 778 million in 2004.

Business Group reporting

	For the year ended			% change from
CHF million, except where indicated	31.12.05	31.12.04	31.12.03	31.12.04

Income	455	112	20	306

Credit loss (expense)/recovery [1]	232	286	92	(19)

Total operating income	687	398	112	73

Cash components	1,059	728	725	45

Share-based components [2]	108	68	60	59

Total personnel expenses	1,167	796	785	47

General and administrative expenses	1,084	1,077	1,166	1

Services to / from other business units	(1,730)	(1,509)	(1,639)	(15)

Depreciation of property and equipment	857	794	811	8

Amortization of goodwill	0	1	0	(100)

Amortization of other intangible assets	17	17	20	0

Total operating expenses [3]	1,395	1,176	1,143	19

Business Group performance from continuing operations before tax	(708)	(778)	(1,031)	9

Business Group performance from discontinued operations before tax	4,564	396	220

Business Group performance before tax	3,856	(382)	(811)

Additional information	As at			% change from
	31.12.05	31.12.04	31.12.03	31.12.04

BIS risk-weighted assets (CHF million)	8,143	9,841	13,406	(17)

Personnel (full-time equivalents)	3,922	5,202	5,233	(25)

Personnel excluding IT Infrastructure (ITI) (full-time equivalents)	1,370	2,848	2,878	(52)

Personnel for ITI (full-time equivalents)	2,552	2,354	2,355	8

1 In order to show the relevant Business Group performance over time, adjusted expected credit loss rather than credit loss expense is reported for all Business Groups. The difference between the adjusted expected credit loss and credit loss expense recorded at Group level is reported in Corporate Functions (see note 2 to the financial statements). 2 Additionally includes related social security contributions and expenses related to alternative investment awards. 3 Includes expenses for the Chairman’s Office (comprising the Company Secretary, Board of Directors, and Group Internal Audit).

52

2005

Results

Corporate Center’s result from continuing operations – formerly reported as the separate Business Unit Corporate Functions – was a loss of CHF 708 million in full-year 2005, compared to a loss of CHF 778 million a year earlier. The improvement was driven by a CHF 343 million increase in income. This was partly offset by lower credit loss recoveries and a rise in performance-related personnel costs.

Private Banks & GAM (discontinued operations)

The sale of Private Banks & GAM to Julius Baer was successfully completed on 2 December 2005. The disposal gain and the operating result realized during the year before the deal closed are reported as discontinued operations, resulting in a pre-tax gain of CHF 4,564 million. This consists of the disposal gain of CHF 4,094 million before tax (CHF 3,705 million after tax) and CHF 470 million in operating pre-tax profit.

Operating income

Total operating income increased to CHF 687 million in 2005 from CHF 398 million in 2004. The result was driven by higher revenues, partially offset by lower credit loss recoveries.
The credit loss expense or recovery booked in Corporate Center represents the difference between the adjusted expected credit losses charged to the business units and the actual credit loss recognized in the UBS Financial Statements. In 2005, UBS recorded a credit loss recovery of CHF 375 million, compared to a recovery of CHF 241 million in 2004. In both years, credit loss expense was lower than the adjusted expected credit loss charged to the business units, resulting in a credit loss recovery in Corporate Center of CHF 232 million in 2005 and CHF 286 million a year earlier.
Income increased by CHF 343 million to CHF 455 million in 2005 mainly due to the diversification of capital into US dollars. The higher average equity base produced a positive impact on treasury income, as did a timing effect related to cash flow hedging.

Operating expenses

Total operating expenses were CHF 1,395 million in 2005, up CHF 219 million from CHF 1,176 million in 2004. At CHF 1,167 million in 2005, personnel expenses were up 47% from CHF 796 million in 2004, mainly reflecting the further integration of UBS’s IT infrastructure into ITI. It was also due to additional hiring and accruals for performance-related compensation. In the same period, general and administrative expenses increased 1% to CHF 1,084 million from CHF 1,077 million. Lower costs for rent and maintenance of IT equipment in ITI and a release of capital tax accruals were offset by costs incurred for the implementation of new accounting standards and regula-
tory requirements. Additionally, we saw higher expenses for our brand initiative and corporate real estate. Other businesses were charged CHF 1,730 million compared to CHF 1,509 million, reflecting the further integration of UBS’s IT infrastructure into ITI. Amortization of other intangible assets was CHF 17 million in 2005, at the same level as in 2004.

IT infrastructure

In 2005 the information technology infrastructure cost per average number of financial business employees was CHF 26,731, down CHF 1,600 from CHF 28,331 in 2004, showing the positive effects of managing our information technology infrastructure centrally.

2004

Results

The pre-tax loss was CHF 382 million in 2004, down from a loss of CHF 811 million a year earlier. Private Banks & GAM, which is shown under discontinued operations, contributed profit of CHF 396 million, whereas continuing operations – or our Corporate Functions – saw a loss of CHF 778 million.

Operating income

Total operating income increased to CHF 398 million in 2004 from CHF 112 million in 2003. The result was driven by higher credit loss recoveries as well as higher revenues. Income increased by CHF 92 million to CHF 112 million in 2004, mainly due to lower writedowns of financial investments (in 2003 we recorded a writedown in our stake in Swiss International Airlines Ltd.). This was partially offset by lower interest income from invested equity as we continued to repurchase shares.
In 2004, credit loss recovery recorded in Corporate Center was CHF 286 million compared to CHF 92 million in 2003. This represents the difference between the adjusted expected credit losses charged to the business units and the credit loss recognized in the UBS financial statements (recovery of CHF 241 million in 2004 and a loss of CHF 102 million in 2003). In both years, credit loss expense for UBS was lower than the adjusted expected credit loss charged to the business units, resulting in the above mentioned credit loss recoveries in Corporate Center.

Operating expenses

Total operating expenses were CHF 1,176 million in 2004, up CHF 33 million from CHF 1,143 million in 2003. At CHF 796 million in 2004, personnel expenses were up 1% from CHF 785 million in 2003, reflecting higher performance-related compensation. In the same period, general and administrative expenses dropped 8% to CHF 1,077 million from CHF 1,166 million. This was mainly due to falling IT costs re-

Financial Businesses
Corporate Center

lated to infrastructure cost savings as well as lower legal provisions. Other business units were charged CHF 1,509 million for services provided by Corporate Functions in 2004, compared with CHF 1,639 million in 2003. This drop was due to reduced charges reflecting cost savings at our ITI unit as well as lower project-related charges. Depreciation dropped to CHF 794 million in 2004 from CHF 811 million in 2003, reflecting lower IT-related charges, partially offset by higher costs for real estate. Amortization of other intangible assets was CHF 17 million in 2004, down CHF 3 million from 2003 due to the weakening of the US dollar against the Swiss franc.

Industrial Holdings

Industrial Holdings

Industrial Holdings

Income statement 1

	For the year ended				% change from
CHF million, except where indicated	31.12.05	31.12.04		31.12.03	31.12.04

Continuing operations

Revenues from industrial holdings	10,515	6,086		2,900	73

Other income	564	354		(230)	59

Total operating income	11,079	6,440		2,670	72

Personnel expenses	1,146	906		862	26

General and administrative expenses	599	773		748	(23)

Services to / from other business units	14	20		23	(30)

Depreciation of property and equipment	253	215		178	18

Amortization of goodwill	0	7		26	(100)

Amortization of other intangible assets	207	169		8	22

Goods and materials purchased	8,003	3,885		1,113	106

Total operating expenses	10,222	5,975		2,958	71

Operating profit / (loss) from continuing operations before tax	857	465		(288)	84

Tax expense	253	120		10	111

Net profit / (loss) from continuing operations	604	345		(298)	75

Discontinued operations

Profit from discontinued operations before tax	124	140	[2]	259 [2]	(11)

Tax expense	9	32		27	(72)

Net profit from discontinued operations	115	108		232	6

Net profit / (loss)	719	453		(66)	59

Net profit / (loss) attributable to minority interests	207	93		(11)	123

from continuing operations	202	93		(17)	117

from discontinued operations	5	0		6

Net profit / (loss) attributable to UBS shareholders	512	360		(55)	42

from continuing operations	402	252		(281)	60

from discontinued operations	110	108		226	2

Private equity [3]

		As at			% change from

CHF billion	31.12.05	31.12.04		31.12.03	31.12.04

Investment [4]	0.7	1.2		1.4	(42)

Portfolio fair value	1.0	1.7		1.6	(41)

Additional information	For the year ended or as at				% change from
	31.12.05	31.12.04		31.12.03	31.12.04

Cost / income ratio (%) [5]	92.3	92.8		110.8

BIS risk-weighted assets (CHF million)	2,035	2,773		2,044	(27)

Personnel (full-time equivalents)	21,636	29,453		29,121	(27)

1 Please refer to note 1 non-current assets held for sale and discontinued operations for further explanation. 2 Includes goodwill amortization of CHF 1 million and CHF 2 million for the year ended 31 December 2004 and the year ended 31 December 2003 respectively. 3 Only comprises financial investments available-for-sale. 4 Historical cost of investments made, less divestments and impairments. 5 Operating expenses / operating income.

Major participations

Our private equity investments were moved to our Industrial Holdings segment in first quarter 2005, matching our strategy of de-emphasizing and reducing exposure to this asset class while capitalizing on orderly exit opportunities as they arise.

The segment also includes UBS’s majority stake in Motor-Columbus, a financial holding company whose most significant asset is an interest in the Atel Group (Aare-Tessin Ltd. for Electricity). In late September 2005, UBS announced that it would sell its 55.6% stake in Motor-Columbus to a consortium of Atel’s Swiss minority shareholders, EOS Holding and Atel, as well as to French utility Electricité de France (EDF), after corresponding agreements to that effect were signed.
At the end of February the European Commission and the Swiss Competition Commission have cleared the acquisition of the participation held by UBS. At the date of the print order of this Annual Report (8 March 2006), the transaction is expected to be completed as soon as all contractual conditions have been met and the boards of the buyers have passed the appropriate revolutions.

2005

In 2005, the Industrial Holdings segment reported a net profit of CHF 719 million, of which CHF 512 million was attributable to UBS shareholders.

In 2005, it completed the sale of four fully consolidated investments. The operating profit or loss and gains on disposal are presented as discontinued operations for the industrial holdings. Previous income statements have also been restated to reflect these divestments.

In 2005, unconsolidated private equity investments, including those accounted for under the equity method, recorded total divestment gains of CHF 684 million. The level of financial investments available-for-sale fell to CHF 0.7 billion on 31 December 2005 from CHF 1.2 billion a year earlier due to a number of exits which were partially offset by the funding of existing commitments. The fair value of this part of the portfolio decreased to CHF 1.0 billion in 2005 from CHF 1.7 billion in 2004. Unfunded commitments on 31 December 2005 were CHF 367 million, down from CHF 769 million at the end of December 2004, primarily due to the exit from one investment.

2004

In 2004, industrial holdings reported a net profit of CHF 453 million, of which CHF 360 million was attributable to UBS shareholders. Of the investments fully consolidated in the period, we sold five in 2004.

In 2004, unconsolidated private equity investments, including those accounted for under the equity method, recorded total divestment gains of CHF 330 million and writedowns of CHF 57 million.
The level of financial investments available-for-sale fell to CHF 1.2 billion on 31 December 2004 from CHF 1.4 billion a year earlier. The fair value of this part of the private equity portfolio increased to CHF 1.7 billion at the end of 2004 from CHF 1.6 billion on 31 December 2003. Unfunded commitments on 31 December 2004 were CHF 769 million, down from CHF 1,493 million at the end of 2003.

57

Balance Sheet and Cash Flows

Balance Sheet and Cash Flows
Balance sheet and off-balance sheet

Balance sheet and off-balance sheet

UBS’s total assets stood at CHF 2,060.3 billion on 31 December 2005, up from CHF 1,737.1 billion on 31 December 2004. The increase in total assets was largely due to currency movements against the Swiss franc (mainly the 15% appreciation of the US dollar). Other factors contributing to the rise were the growth in collateral trading (up CHF 127 billion), the trading portfolio (up CHF 105 billion), positive replacement values (up CHF 49 billion) and the loan book (up CHF 38 billion). Total liabilities rose due to higher borrowing (up CHF 174 billion), collateral trading liabilities (up CHF 72 billion) and negative replacement values (up CHF 34 billion).

Lending and borrowing

Lending

Cash was CHF 5.4 billion on 31 December 2005, down slightly (CHF 0.7 billion) from a year earlier, mainly from lower sight deposit balances held with central banks. At CHF 33.6 billion on 31 December 2005, the due from banks line decreased by CHF 1.8 billion largely due to the sale of Private Banks & GAM. The decline was partially offset by increased balances in Global Wealth Management & Business Banking related to higher current account balances. Our loans to customers stood at CHF 270 billion on 31 December 2005, up by CHF 37.8 billion from a year earlier, reflecting higher mortgages in Switzerland and secured lending, mainly in our international wealth management businesses. This was further accentuated by an increase in the Investment Bank’s secured lending to US mortgage originators, as well as its global syndicated finance, prime brokerage and equity traded derivatives lending businesses.

Borrowing

The due to banks line rose by CHF 4.3 billion because of increased deposits on current accounts. Major movements in the Investment Bank’s cash and collateral trading activities were also behind the rise, although they were offset by a lower proportion of funding secured from European central banks.
Total debt issued (including financial liabilities designated at fair value) increased to CHF 278.1 billion on 31 December 2005, up CHF 94.5 billion from a year earlier. Money market paper issuance increased by CHF 23.3 billion, mainly due to higher volume and foreign exchange rate fluctuations. The long-term debt issued (including financial liabilities designated at fair value) grew by CHF 71.2 billion to CHF 175.4 billion. Equity Linked Notes, a class of hybrid instruments issued by UBS totalling approximately CHF 39 billion, had to be re-

classified in the balance sheet from negative replacement values to financial liabilities designated at fair value. Currency and fair value movements and increased securitization activities also increased during the same period. We believe the maturity profile of our long-term debt portfolio adequately matches the maturity profile of our assets. For further details, please refer to note 18 to the financial statements.

The due to customers line was up CHF 75.5 billion, mainly reflecting growing deposits from private clients in our wealth management and retail banking businesses as well as growth in our prime brokerage business.

Repo and securities borrowing / lending

In 2005, cash collateral on securities borrowed and reverse repurchase agreements increased by CHF 127 billion or 22% to CHF 705 billion, while the sum of securities lent and repos grew by CHF 72 billion or 15% to CHF 556 billion. The increase stems largely from the Investment Bank’s securities borrowing and equity financing activities, while the matched book (a repo portfolio comprised of assets and liabilities with equal maturities and equal value, so that substantially all the risks cancel each other out) decreased by realizing additional netting opportunities.

Trading portfolio

Trading assets increased by CHF 105 billion to CHF 654 billion on 31 December 2005 from CHF 549 billion on 31 December 2004. Money market paper inventories of our fixed income, rates and currencies business increased by CHF 13 billion. As spreads became more attractive, net assets within cash and collateral proprietary trading were increased and were pledged to central banks. A net increase was also registered in debt instruments (up CHF 33 billion), mainly in our principal finance and credit arbitrage and credit fixed income businesses where growth was driven by the expanding local presence of the emerging market business. Equity instruments were up by CHF 38 billion, largely driven by the derivatives business, and traded loans rose by CHF 20 billion, mainly in the securitization business. Over the same period, short trading positions increased by CHF 18 billion to CHF 189 billion.

Replacement values

In 2005 positive replacement values increased by CHF 49 billion to CHF 334 billion, while negative replacement values increased by CHF 34 billion up to CHF 338 billion over the same period. Three main factors contributed to this development: movements in interest rates (in particular in the first half of 2005), foreign exchange rate movements in major currencies, and higher trading volumes.

Other assets / liabilities

Investments in associates rose by 11%, to CHF 3.0 billion on 31 December 2005. The increase was related to private equity and corporate real estate investments as well as investments by Motor-Columbus. Property and equipment was down 1% to CHF 9.4 billion, mainly driven by disposals and write-offs. Goodwill and other intangible assets, at CHF 13.5 billion on 31 December 2005, rose 11% from a year earlier, mainly due to foreign exchange rate movements. Additionally, it reflects the acquisition of several businesses during 2005.

Equity

At CHF 44.3 billion on 31 December 2005, equity attributable to UBS shareholders increased by CHF 10.4 billion from 2004. The increase reflects the attributable profit of CHF 14.0 billion, which includes the gain on sale of Private Banks & GAM and the strengthening of the US dollar against the Swiss franc, partially offset by dividend payments and share repurchases.
Equity attributable to minority interests increased by 40% to CHF 7.6 billion on 31 December 2005 from CHF 5.4 billion on the same date a year ago, mainly reflecting the new issuance of preferred securities.

Contractual obligations

The table below summarizes our contractual obligations as of 31 December 2005. All contracts, with the exception of purchase obligations (those where we are committed to purchase determined volumes of goods and services), are either recognized as liabilities on our balance sheet or, in the case of operating leases, disclosed in note 25 to the Financial Statements.

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

Off-balance sheet arrangements

In the normal course of business, UBS enters into arrangements that, under IFRS, are not recognized on the balance sheet and do not affect the income statement. These types of arrangements are kept off-balance sheet as long as UBS does not incur an obligation from them or become entitled to a specific asset. As soon as an obligation is incurred, it is recognized on the balance sheet, with the resulting loss recorded in the income statement. It should be noted, however, that the amount recognized on the balance sheet does not, in many instances, represent the full loss potential inherent in such arrangements.

For the most part, the arrangements discussed below either meet the financial needs of customers or offer investment opportunities through entities that are not controlled by UBS. The importance of such arrangements to us, with respect to liquidity, capital resources or market and credit risk support, is minimal. We do not rely on such arrangements as a major source of revenue. They have also not incurred significant expenses and we do not expect them to result in any in the future. The following paragraphs discuss three distinct areas of off-balance sheet arrangements as of 31 December 2005 and any potential obligations that may arise from them.

Guarantees

In the normal course of business, we issue various forms of guarantees to support our customers. These guarantees, with the exception of related premiums, are kept off-balance sheet unless a provision is needed to cover probable losses. The contingent liabilities arising from these guarantees are disclosed in note 24 to the financial statements. In 2005, our contingent liabilities from guarantees are slightly above the level compared to a year earlier. Fee income earned from issuing guarantees is not material to our total revenues. Losses incurred under guarantees and income from the release of related provisions were insignificant for each of the last three years.

Retained interests

UBS sponsors the creation of Special Purpose Entities (SPEs) that facilitate the securitization of acquired residential and commercial mortgage loans and related securities. We also securitize customers’ debt obligations in transactions that involve SPEs

Contractual obligations

	Payment due by period
CHF million	Less than 1 year	1–3 years	3–5 years	More than 5 years

Long-term debt	53,720	25,071	29,512	59,469

Capital lease obligations	135	317	275

Operating leases	963	1,752	1,455	3,973

Purchase obligations	20,082	11,183	2,545	8,251

Other long-term liabilities	222	1,039

Total	75,122	39,362	33,787	71,693

Balance Sheet and Cash Flows
Balance sheet and off-balance sheet

which issue collateralized debt obligations. A typical securitization transaction of this kind would involve the transfer of assets into a trust or corporation in return for beneficial interests in the form of securities. Generally, the beneficial interests are sold to third parties shortly after securitization. We do not provide guarantees or other forms of credit support to these SPEs. Assets are no longer reported in our consolidated financial statements as soon as their risk or reward is transferred to a third party. For further discussion of our securitization activities, see note 33 to the financial statements.

Derivative instruments recorded in equity attributable to UBS shareholders

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

Balance Sheet and Cash Flows
Cash flows

Cash flows

2005

At end-2005, the level of cash and cash equivalents rose to CHF 91.0 billion, up CHF 3.9 billion from CHF 87.1 billion at end-2004.

Operating activities

Net cash flow used in operating activities was CHF 63.2 billion in 2005 compared to CHF 24.1 billion in 2004. Operating cash inflows (before changes in operating assets and liabilities and income taxes paid) totaled CHF 14.6 billion in 2005, an increase of CHF 3.4 billion from 2004. Our net profit rose by CHF 6.2 billion compared to 2004. Discontinued operations contributed CHF 3.8 billion which had to be reclassified to cash flow from investing activities.
Cash of CHF 162.6 billion was used to fund the net increase in operating assets, while a net increase in operating liabilities generated cash inflows of CHF 87.2 billion. The increase in cash was used to fund operating assets – in line with the expansion of our business. The comparative amounts in 2004 and 2003 were smaller, primarily due to the continuing recovery seen in the financial markets. Payments to tax authorities were CHF 2.4 billion in 2005, up CHF 1.1 billion from a year earlier, reflecting the increase in net profit between 2004 and 2003.

Investing activities

Investing activities generated a cash outflow of CHF 2.4 billion, due to our acquisition of new businesses totalling CHF 1.5 billion, increase of purchase of property and equipment of CHF 1.9 billion and net increase of financial investments of CHF 2.5 billion. Disposals of subsidiaries and associates in 2005 generated a cash inflow of CHF 3.2 billion, mainly due to the sale of Private Banks & GAM of CHF 1.9 billion. By contrast, in 2004 we saw a net cash outflow from investing activities of CHF 1.0 billion mainly due to the acquisitions of new businesses of CHF 2.5 billion at a net purchase of property and equipment of CHF 0.5 billion. This was only partially offset by disposals of subsidiaries and associates and net sales of financial investments.

Financing activities

In 2005, financing activities generated cash flows of CHF 64.5 billion, which was used to finance the expansion of our business activities. This reflected the net issuance of money market paper of CHF 23.2 billion and the issuance of CHF 76.3 billion in long-term debt – the latter significantly outpacing long-term debt repayments, which totaled CHF 30.5 billion.

That inflow was partly offset by outflows attributable to net movements in treasury shares and own equity derivative activity (CHF 2.4 billion), and dividend payments (CHF 3.1 billion). In contrast, in 2004, we had also a net cash inflow of CHF 39.8 billion from our financing activities. The difference between the two years was mainly due to the fact that long-term debt issuance increased by CHF 25.1 billion in 2005.

2004

At end-2004, the level of cash and cash equivalents rose to CHF 87.1 billion, up CHF 13.7 billion from CHF 73.4 billion at end-2003.

Operating activities

Net cash flow from operating activities was negative CHF 24.1 billion in 2004 compared to positive CHF 3.3 billion in 2003. Operating cash inflows (before changes in operating assets and liabilities and income taxes paid) totaled CHF 11.2 billion in 2004, an increase of CHF 2.3 billion from 2003. While our net profit rose by CHF 2.2 billion between 2004 and 2003, we had considerably higher non-cash expenses in 2003, which reduce net profit but do not affect cash flows. With our adoption of IAS 39 in 2004, we started to account for some of our debt issues at fair value, leading to the recognition of an additional non-cash expense item of CHF 1.2 billion, essentially comprising an add-back to operating cash flows.
Cash of CHF 70.9 billion was used to fund the net increase in operating assets, while a net increase in operating liabilities generated cash inflows of CHF 37.0 billion. The comparative amounts in 2003 were higher, primarily reflecting a pick-up in activities in 2003 related to the recovery seen in the financial markets. Payments to tax authorities were CHF 1.3 billion in 2004, up CHF 228 million from a year earlier, reflecting the increase in net profit between 2003 and 2002.

Investing activities

Investing activities generated a cash outflow of CHF 1.0 billion, mainly due to our acquisition of new businesses, which totaled CHF 1.2 billion net of disposals. By contrast, in 2003, we saw a cash inflow of CHF 1.9 billion, mainly from our divestments of financial investments and the sale of the Correspondent Services Corporation, which was partially offset by the purchase of property and equipment of CHF 1.4 billion.

Financing activities

The overall increase in cash inflows seen in 2004 is attributable to our financing activities, which generated positive

Balance Sheet and Cash Flows
Cash flows

cash flows of CHF 39.8 billion. This reflected the net issuance of money market paper of CHF 21.4 billion and the issuance of CHF 51.2 billion in long-term debt – the latter significantly outpacing long-term debt repayments, which totaled CHF 24.7 billion. That inflow was partly offset by out-flows attributable to net movements in treasury shares and own equity derivative activity (CHF 5.0 billion), and dividend payments (CHF 2.8 billion). In contrast, in 2003, we had experienced a negative cash flow of CHF 13.7 billion from our financing activities. The difference between the two years was mainly due to the fact that long-term debt issuance more than doubled from 2003, and because we issued CHF 21.4 billion in money market paper in 2004 after repaying CHF 14.7 billion a year earlier.

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
All references to 2005, 2004 and 2003 refer to the UBS Group and the Parent Bank’s fiscal years ended 31 December 2005 and 2004. The financial statements for the UBS Group and the Parent Bank have been audited by Ernst & Young Ltd. An explanation of the critical accounting policies applied in the preparation of our financial statements is provided below. The basis of our accounting is given in note 1 to the financial statements.

Standards for management accounting

Our management reporting systems and policies determine the revenues and expenses directly attributable to each business unit. The presentation of the business segments reflects UBS’s organization structure and management responsibilities. Internal charges and transfer pricing adjustments are reflected in the performance of each business unit.

Inter-business unit revenues and expenses. Revenue-sharing agreements are used to allocate external customer revenues to business units on a reasonable basis. Transactions between business units are conducted at internally agreed transfer prices or at arm’s length. Inter-business unit charges are reported in the line “Services to / from other Business

Units” for both Business Units concerned (see page 11). The corporate functions within Corporate Center expenses are allocated to the operating business units to the extent that it is appropriate.

Net interest income is allocated to the business units based on their balance sheet positions. Assets and liabilities of the financial businesses are funded through and invested with the central treasury departments, with the net margin reflected in the results of each business unit. To complete the allocation, the financial businesses are credited with a risk-free return on the regulatory capital adjusted for goodwill (see below).
Commissions are credited to the business unit with the corresponding customer relationship, with revenue-sharing agreements for the allocation of customer revenues where several business units are involved in value creation.
For internal management reporting purposes and in the results discussion, we measure credit loss using an expected loss concept. Expected credit loss reflects the average annual costs that are expected to arise over time from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three-year period (shown as ‘deferral’ in the table). The difference between the sum of these adjusted expected credit loss figures, which are charged to the Business Groups or Units, and the credit loss expense recorded at Group level for financial reporting purposes is reported in Corporate Functions. The table on the next page shows the adjusted expected credit loss charged to the Business Groups.
Regulatory capital requirements for the Business Units are defined as 10% of BIS risk-weighted assets. To measure capital consumption of the business units, we adjust regulatory capital for the goodwill allocated. Return on allocated regulatory capital is a key performance indicator for the Investment Bank and the Business Banking Switzerland unit.
The levels of personnel are expressed in terms of full-time equivalents (FTE) and measured as a percentage of the standard hours normally worked by permanent full-time staff. The FTE level cannot exceed 1.0 for any particular individual. Personnel includes all staff and trainees other than contractors.

Credit loss expense charged to the Business Groups

CHF million	Global Wealth Management & Business Banking			Investment Bank	UBS Total
	Wealth Management	Wealth	Business
For the year ended 31.12.05	International & Switzerland	Management US	Banking CH

Actuarial expected loss	(54)	(8)	(363)	(119)	(544)

Deferrals	41	6	485	155	687

Adjusted expected credit loss	(13)	(2)	122	36	143

Credit loss (expense) / recovery	(8)	0	231	152	375

Balancing item credited as credit loss recovery in Corporate Functions					232

Accounting Standards and Policies
Critical accounting policies

Critical accounting policies

Basis of preparation and selection of policies

We prepare our Financial Statements in accordance with IFRS, and provide a reconciliation to generally accepted accounting principles in the United States (US GAAP). The application of certain of these accounting principles requires a significant amount of judgment based upon estimates and assumptions that involve significant uncertainty at the time they are made. Changes in assumptions may have a significant impact on the Financial Statements in the periods where assumptions are changed. Accounting treatments, where significant assumptions and estimates are used, are discussed in this section, as a guide to understanding how their application affects our reported results. A broader and more detailed description of the accounting policies we employ is shown in Note 1 to the Financial Statements.

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
Many of the judgements we make when applying accounting principles depend on an assumption, which we believe to be correct, that UBS maintains sufficient liquidity to hold positions or investments until a particular trading strategy matures – i.e. that we do not need to realize positions at unfavorable prices in order to fund immediate cash needs. Liquidity is discussed in more detail on pages 80 to 82 of the Handbook 2005/2006.

Fair value of financial instruments

Assets and liabilities in our trading portfolio, financial assets and liabilities designated as held at fair value and derivative instruments are recorded at fair value on the balance sheet, with changes in fair value recorded in net trading income in the income statement. Key judgments affecting this accounting policy relate to how we determine fair value for such assets and liabilities.

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
A variety of factors are incorporated into our models, including actual or estimated market prices and rates, such as time value and volatility, and market depth and liquidity. Where available, we use market observable prices and rates derived from market verifiable data. Where such factors are not market observable, changes in assumptions could affect the reported fair value of financial instruments. We apply our models consistently from one period to the next, ensuring comparability and continuity of valuations over time, but estimating fair value inherently involves a significant degree of judgment. Management therefore establishes valuation adjustments to cover the risks associated with the estimation of unobservable input parameters and the assumptions within the models themselves. Valuation adjustments are also made to reflect such elements as aged positions, deteriorating creditworthiness (including country specific risks), concentrations in specific types of instruments and market risk factors (interest rates, currencies etc), and market depth and liquidity. Although a significant degree of judgment is, in some cases, required in establishing fair values, management believes the fair values recorded in the balance sheet and the changes in fair values recorded in the income statement are prudent and reflective of the underlying economics, based on the controls and procedural safeguards we employ. Nevertheless, for valuations derived from models we have estimated the effect that a change in assumptions to reasonably possible alternatives could have on fair values where inputs are not market observable. To estimate that effect on the Financial Statements, we recalculated the model valuation adjustments at higher and lower confidence levels than originally applied. A similar approach was used for valuations other than those based on models. For the comparative prior year this assessment was based on estimates. For all financial instruments carried at fair value which rely on assumptions for their valuation, we estimate that fair value could lie in a range from CHF 1,094 million lower to CHF 1,176 million higher than the fair values recognized in the Financial Statements. In 2004 the estimate of that range was CHF 579 million lower to CHF 927 million higher than the amounts recognized on the balance sheet.

Recognition of deferred Day 1 profit and loss

A closely related issue to determining fair value of financial instruments is the recognition of deferred Day 1 profit and loss. We have entered into transactions, some of which will mature after more than ten years, where we determine fair value using valuation models for which not all inputs are market observable prices or rates. We initially recognize a financial instrument at the transaction price, which is the best indicator of fair value, although the value obtained from the relevant valuation model may differ. Such a difference between the transaction price and the model value is commonly referred to as “Day 1 profit and loss”. In accordance with applicable accounting literature, we do not recognize that initial difference, usually a gain, immediately in profit and loss. While applicable accounting literature prohibits immediate recognition of Day 1 profit and loss, it does not address the recognition of Day 1 profit and loss in the income statement prior to the time when fair value can be determined using market observable inputs or by reference to prices for similar instruments in active markets. It also does not address subsequent measurement of these instruments and recognition of subsequent fair value changes indicated by the model.

Our decisions regarding recognizing deferred Day 1 profit and loss are made after careful consideration of facts and circumstances to ensure we do not prematurely release a portion of the deferred profit to income. For each transaction, we determine individually the appropriate method of recognizing the Day 1 profit and loss amount in the income statement. Deferred Day 1 profit and loss is either amortized over the life of the transaction, deferred until fair value can be determined using market observable inputs, or realized through settlement. In all instances, any unrecognized Day 1 profit and loss is immediately released to income if fair value of the financial instrument in question can be determined either by using market observable model inputs or by reference to a quoted price for the same product in an active market.
After entering into a transaction, we measure the financial instrument at fair value, adjusted for the deferred Day 1 profit and loss. Subsequent changes in fair value are recognized immediately in the income statement without reversal of deferred Day 1 profits and losses.

Special Purpose Entities and Securitizations

UBS sponsors the formation of Special Purpose Entities (SPEs) primarily to allow clients to hold investments in separate legal entities, to allow clients to jointly invest in alternative assets, for asset securitization transactions, and for buying or selling credit protection. In accordance with IFRS we do not consolidate SPEs that we do not control. As it can sometimes be difficult to determine whether we exercise control over an SPE, we have to make judgments about risks and rewards as well as our ability to make operational decisions for the SPE.

In many instances, elements are present that, considered in isolation, indicate control or lack of control over an SPE, but when considered together make it difficult to reach a clear conclusion. When assessing whether we have to consolidate an SPE we evaluate a range of factors, including whether (a) we will obtain the majority of the benefits of the activities of an SPE, (b) we retain the majority of the residual ownership risks related to the assets in order to obtain the benefits from its activities, (c) we have decision-making powers to obtain the majority of the benefits, or (d) the activities of the SPE are being conducted on our behalf according to our specific business needs so that we obtain the benefits from the SPE’s operations. We consolidate an SPE if our assessment of the relevant factors indicate that we obtain the majority of the benefits or risks of its activities.

SPEs used to allow clients to hold investments are structures that allow one or more clients to invest in an asset or set of assets, which are generally purchased by the SPE in the open market and not transferred from UBS. The risks and rewards of the assets held by the SPE reside with the clients. Typically, UBS will receive service and commission fees for creation of the SPE, or because it acts as investment manager, custodian or in some other function. Many of these SPEs are single-investor or family trusts while others allow a broad number of investors to invest in a diversified asset base through a single share or certificate. These latter SPEs range from mutual funds to trusts investing in real estate. As an example, UBS Alternative Portfolio AG provides a vehicle for investors to invest in a diversified range of alternative investments through a single share. The majority of our SPEs are created for client investment purposes and are not consolidated.
SPEs used to allow clients to jointly invest in alternative assets, e.g. feeder funds, for which generally no active markets exist, are often in the form of limited partnerships. Investors are the limited partners and contribute all or the majority of the capital, whereas UBS serves as the general partner. In that capacity, UBS is the investment manager and has sole discretion about investment and other administrative decisions, but has no or only a nominal amount of capital invested. UBS typically receives service and commission fees for its services as general partner, but does not, or only to a minor extent, participate in the risks and rewards of the vehicle, which reside with the limited partners. In most instances, limited partnerships are not consolidated because UBS neither controls them nor receives the majority of the benefits. In some instances however, limited partnerships are consolidated because UBS may have invested more than just a nominal amount and the limited partners have no right to liquidate the partnership or replace UBS as investment manager. Under US GAAP we consolidate some of the limited partnerships not consolidated under IFRS, because we are deemed to control the entity as general partner through majority of votes, although the majority of risks and benefits are with the limited partners.

Accounting Standards and Policies
Critical accounting policies

SPEs used for securitization. SPEs for securitization are created when UBS has assets (for example a portfolio of loans) which it sells to an SPE, and the SPE in turn sells interests in the assets as securities to investors. Consolidation of these SPEs depends mainly on whether UBS retains the majority of the benefits or risks of the assets in the SPE.
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

Allowances and provisions for credit losses

Assets accounted for at amortized cost are assessed for objective evidence of impairment and required allowances and provisions are estimated in accordance with IAS 39. Impairment exists if the book value of a claim or a portfolio of claims exceeds the present value of the cash flows actually expected in future periods. These cash flows include scheduled interest payments, principal repayments, or other payments due (for example on guarantees), including liquidation of collateral where available.

The total allowance and provision for credit losses consists of two components: specific counterparty allowances and provisions, and collectively assessed allowances. The specific counterparty component applies to claims evaluated individually for impairment and is based upon management’s best estimate of the present value of the cash flows which are expected to be received. In estimating these cash flows, management makes judgments about a counterparty’s financial situation and the net realizable value of any underlying collateral or guarantees in our favor. Each impaired asset is assessed on its merits, and the workout strategy and estimate of cash flows considered recoverable are independently approved by the Credit Risk Control function. Collectively assessed credit loss allowances and provisions cover credit losses inherent in portfolios of claims with similar economic characteristics where there is objective evidence to suggest that they contain impaired claims but the individual impaired items cannot yet be identified. In assessing the need for collective loan loss allowances and provisions, management con-

siders factors such as credit quality, portfolio size, concentrations, and economic factors. In order to estimate the required allowance or provision, we make assumptions both to define the way we model inherent losses and to determine the required input parameters, based on historical experience and current economic conditions.

The accuracy of the allowances and provisions we make depends on how well we estimate future cash flows for specific counterparty allowances and provisions and the model assumptions and parameters used in determining collective allowances and provisions. While this necessarily involves judgment, we believe that our allowances and provisions are reasonable and supportable.
Further details on this subject are given in Note 1q) to the Financial Statements and in the Credit Risk section of the Handbook 2005/2006, on pages 57 to 69.

Equity compensation

IFRS 2, Share-based Payment, addresses the accounting for share-based employee compensation and was adopted by UBS on 1 January 2005 on a fully retrospective basis. The effect of applying IFRS 2 is disclosed in Note 1 aa) to the financial statements, and further information on UBS equity compensation plans, including inputs used to determine fair value of options, is disclosed in Note 31.

IFRS 2 requires that share options awarded to employees are recognized as compensation expense based on their fair value at grant date. The share options we issue to our employees have features that make them incomparable to options on our shares traded in active markets. Accordingly, we cannot determine fair value by reference to a quoted market price, but we rather estimate it using an option valuation model. The model, a Monte Carlo simulation, requires inputs such as interest rates, expected dividends, volatility measures and specific employee exercise behavior patterns based on statistical data. Some of the inputs we use are not market-observable and have to be estimated or derived from available data. Use of different estimates would produce different option values, which in turn would result in higher or lower compensation expense recognized. We have not run the model with alternative inputs to quantify their effects on the fair value of the options.
To value options, several recognized valuation models exist. None of these models can be singled out as being the best or most correct one. The model we apply is able to handle some of the specific features included in the options granted to our employees, which is the reason for its use. If we were to use a different model, the option values would differ despite using the same inputs. Accordingly, using different assumptions coupled with using a different valuation model could have a significant impact on the fair value of employee stock options. Fair value could be either higher or lower than the ones produced by the model we apply and the inputs we used.

Financial Statements

Financial Statements

Financial Statements

Financial Statements
Report of the Group Auditors

ERNST & YOUNG

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS AG, Zurich and Basel

Basel, 2 March 2006

Report of the group auditors

As auditors of the group we have audited the consolidated balance sheets of UBS AG as of 31 December 2005 and 2004, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended 31 December 2005, and notes thereto on pages 74 to 190. These consolidated financial statements are the responsibility of the company's management and the board of directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements in Switzerland concerning professional qualification and independence.

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

In our opinion, based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of UBS AG as of 31 December 2005 and 2004, and the consolidated results of operations and cash flows for each of the three years in the period ended 31 December 2005, in conformity with International Financial Reporting Standards, and they comply with Swiss Law.

In accordance with Swiss Law, we recommend that the consolidated financial statements submitted to you be approved.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected shareholders' equity as of 31 December 2005 and 2004 and the results of operations for each of the three years in the period ended 31 December 2005 to the extent summarized in note 41 of the notes to the consolidated financial statements.

Ernst & Young Ltd

Andrew McIntyre	Dr. Andreas Blumer
Chartered Accountant	Swiss Certified Accountant
(in charge of the audit)	(in charge of the audit)

Offices in Aarau, Baden, Basel, Berne, Geneva, Lausanne, Lucerne, Lugano, St.Gallen, Zug, Zurich.
Member of the Swiss Chamber of Auditors.

Financial Statements

Financial Statements

Income Statement

		For the year ended			% change from
CHF million, except per share data	Note	31.12.05	31.12.04	31.12.03	31.12.04

Continuing operations

Interest income	3	59,286	39,228	40,045	51

Interest expense	3	(49,758)	(27,484)	(27,784)	81

Net interest income	3	9,528	11,744	12,261	(19)

Credit loss (expense) / recovery		375	241	(102)	56

Net interest income after credit loss expense		9,903	11,985	12,159	(17)

Net fee and commission income	4	21,436	18,506	16,673	16

Net trading income	3	7,996	4,902	3,670	63

Other income	5	1,125	932	225	21

Revenues from industrial holdings		10,515	6,086	2,900	73

Total operating income		50,975	42,411	35,627	20

Personnel expenses	6	21,049	18,612	18,218	13

General and administrative expenses	7	7,047	7,160	6,630	(2)

Depreciation of property and equipment	14	1,493	1,477	1,498	1

Amortization of goodwill	15	0	653	703	(100)

Amortization of other intangible assets	15	334	337	193	(1)

Goods and materials purchased		8,003	3,885	1,113	106

Total operating expenses		37,926	32,124	28,355	18

Operating profit from continuing operations before tax		13,049	10,287	7,272	27

Tax expense	21	2,549	2,224	1,419	15

Net profit from continuing operations		10,500	8,063	5,853	30

Discontinued operations

Profit from discontinued operations before tax	38	4,688	536	479	775

Tax expense	21	498	129	79	286

Net profit from discontinued operations		4,190	407	400	929

Net profit		14,690	8,470	6,253	73

Net profit attributable to minority interests		661	454	349	46

from continuing operations		656	454	343	44

from discontinued operations		5	0	6

Net profit attributable to UBS shareholders		14,029	8,016	5,904	75

from continuing operations		9,844	7,609	5,510	29

from discontinued operations		4,185	407	394	928

Earnings per share

Basic earnings per share (CHF)	8	13.93	7.78	5.44	79

from continuing operations		9.78	7.39	5.07	32

from discontinued operations		4.15	0.39	0.37	964

Diluted earnings per share (CHF)	8	13.36	7.40	5.19	81

from continuing operations		9.39	7.04	4.84	33

from discontinued operations		3.97	0.36	0.35

Balance Sheet

				% change from
CHF million	Note	31.12.05	31.12.04	31.12.04

Assets

Cash and balances with central banks		5,359	6,036	(11)

Due from banks	9	33,644	35,419	(5)

Cash collateral on securities borrowed	10	300,331	220,242	36

Reverse repurchase agreements	10	404,432	357,164	13

Trading portfolio assets	11	499,297	389,487	28

Trading portfolio assets pledged as collateral	11	154,759	159,115	(3)

Positive replacement values	22	333,782	284,577	17

Financial assets designated at fair value		1,153	653	77

Loans	9	269,969	232,167	16

Financial investments	12	6,551	4,188	56

Accrued income and prepaid expenses		8,918	6,309	41

Investments in associates	13	2,956	2,675	11

Property and equipment	14	9,423	9,510	(1)

Goodwill and other intangible assets	15	13,486	12,201	11

Other assets	16, 21	16,190	17,375	(7)

Total assets		2,060,250	1,737,118	19

Liabilities

Due to banks	17	124,328	120,026	4

Cash collateral on securities lent	10	77,267	61,545	26

Repurchase agreements	10	478,508	422,587	13

Trading portfolio liabilities	11	188,631	171,033	10

Negative replacement values	22	337,663	303,712	11

Financial liabilities designated at fair value	18	117,401	65,756	79

Due to customers	17	451,533	376,076	20

Accrued expenses and deferred income		18,392	15,040	22

Debt issued	18	160,710	117,856	36

Other liabilities	19, 20, 21	53,874	44,120	22

Total liabilities		2,008,307	1,697,751	18

Equity

Share capital		871	901	(3)

Share premium		9,992	9,231	8

Net gains / (losses) not recognized in the income statement, net of tax		(182)	(2,081)	91

Revaluation reserve from step acquisitions, net of tax		101	90	12

Retained earnings		44,414	37,001	20

Equity classified as obligation to purchase own shares		(133)	(96)	(39)

Treasury shares		(10,739)	(11,105)	3

Equity attributable to UBS shareholders		44,324	33,941	31

Equity attributable to minority interests		7,619	5,426	40

Total equity		51,943	39,367	32

Total liabilities and equity		2,060,250	1,737,118	19

Financial Statements

Statement of Changes in Equity

	For the year ended
CHF million	31.12.05	31.12.04	31.12.03

Share capital

Balance at the beginning of the year	901	946	1,005

Issue of share capital	2	2	2

Cancellation of second trading line treasury shares (2002 program)			(61)

Cancellation of second trading line treasury shares (2003 program)		(47)

Cancellation of second trading line treasury shares (2004 program)	(32)

Balance at the end of the year	871	901	946

Share premium

Balance at the beginning of the year	9,231	7,595	12,641

Change in accounting policy			660

Premium on shares issued and warrants exercised	295	325	103

Net premium / (discount) on treasury share and own equity derivative activity	(302)	(20)	(130)

Employee share and share option plans	768	1,331	(211)

Cancellation of second trading line treasury shares (2002 program) [1]			(5,468)

Balance at the end of the year	9,992	9,231	7,595

Net gains / (losses) not recognized in the income statement, net of tax

Foreign currency translation

Balance at the beginning of the year	(2,520)	(1,694)	(849)

Change in accounting policy			(50)

Movements during the year	2,088	(826)	(795)

Subtotal – balance at the end of the year [2]	(432)	(2,520)	(1,694)

Net unrealized gains / (losses) on available-for-sale investments, net of tax

Balance at the beginning of the year	761	399	946

Change in accounting policy			(406)

Net unrealized gains / (losses) on available-for-sale investments	463	501	(108)

Impairment charges reclassified to the income statement	96	192	285

Realized gains reclassified to the income statement	(396)	(353)	(340)

Realized losses reclassified to the income statement	7	22	22

Subtotal – balance at the end of the year	931	761	399

Change in fair value of derivative instruments designated as cash flow hedges, net of tax

Balance at the beginning of the year	(322)	(144)	(256)

Net unrealized gains / (losses) on the revaluation of cash flow hedges	(474)	(223)	116

Net realized (gains) / losses reclassified to the income statement	115	45	(4)

Subtotal – balance at the end of the year	(681)	(322)	(144)

Balance at the end of the year	(182)	(2,081)	(1,439)

Revaluation reserve from step acquisitions, net of taxes

Balance at the beginning of the year	90

Movements during the year	11	90

Balance at the end of the year	101	90

Retained earnings

Balance at the beginning of the year	37,001	36,260	32,700

Change in accounting policy			(46)

Net profit attributable to UBS shareholders for the year	14,029	8,016	5,904

Dividends paid [3]	(3,105)	(2,806)	(2,298)

Cancellation of second trading line treasury shares (2003 program) [1]		(4,469)

Cancellation of second trading line treasury shares (2004 program) [1]	(3,511)

Balance at the end of the year	44,414	37,001	36,260

1 In 2004 and 2005 the cancellation of second trading line treasury shares is made against retained earnings. In 2003 it was made against the share premium account.   2 Net of CHF (292) million, CHF 236 million and CHF 121 million of related taxes for the years ended 2005, 2004 and 2003, respectively.  3 Dividends of CHF 2.00 per share, CHF 2.60 per share and CHF 3.00 were paid on 23 April 2003, 20 April 2004 and 26 April 2005, respectively.

Statement of Changes in Equity (continued)

		For the year ended
CHF million		31.12.05	31.12.04	31.12.03

Equity classified as obligation to purchase own shares

Balance at the beginning of the year		(96)	(49)	(104)

Movements during the year		(37)	(47)	55

Balance at the end of the year		(133)	(96)	(49)

Treasury shares

Balance at the beginning of the year		(11,105)	(9,654)	(7,131)

Change in accounting policy				(1,474)

Acquisitions		(8,375)	(9,368)	(8,424)

Disposals		5,198	3,401	1,846

Cancellation of second trading line treasury shares (2002 program)				5,529

Cancellation of second trading line treasury shares (2003 program)			4,516

Cancellation of second trading line treasury shares (2004 program)		3,543

Balance at the end of the year		(10,739)	(11,105)	(9,654)

Equity attributable to UBS shareholders		44,324	33,941	33,659

Equity attributable to minority interests

Balance at the beginning of the year		5,426	3,879	3,529

Change in accounting policy				143

Issuance of preferred securities		1,539		372

Other increases		44	1,922	247

Decreases and dividend payments		(595)	(523)	(357)

Foreign currency translation		544	(306)	(404)

Minority interest in net profit		661	454	349

Balance at the end of the year		7,619	5,426	3,879

Total equity		51,943	39,367	37,538

Shares issued

	For the year ended			% change from
Number of shares	31.12.05	31.12.04	31.12.03	31.12.04

Balance at the beginning of the year	1,126,858,177	1,183,046,764	1,256,297,678	(5)

Issue of share capital	1,709,439	3,293,413	2,719,166	(48)

Cancellation of second trading line treasury shares (2002 program)			(75,970,080)

Cancellation of second trading line treasury shares (2003 program)		(59,482,000)

Cancellation of second trading line treasury shares (2004 program)	(39,935,094)

Balance at the end of the year	1,088,632,522	1,126,858,177	1,183,046,764	(3)

Treasury shares

	For the year ended			% change from
Number of shares	31.12.05	31.12.04	31.12.03	31.12.04

Balance at the beginning of the year	124,663,310	136,741,227	97,181,094	(9)

Change accounting policy			25,380,535

Acquisitions	78,218,035	96,139,004	116,080,976	(19)

Disposals	(58,686,377)	(48,734,921)	(25,931,298)	(20)

Cancellation of second trading line treasury shares (2002 program)			(75,970,080)

Cancellation of second trading line treasury shares (2003 program)		(59,482,000)

Cancellation of second trading line treasury shares (2004 program)	(39,935,094)

Balance at the end of the year	104,259,874	124,663,310	136,741,227	(16)

During the year a total of 39,935,094 shares acquired under the second trading line buyback program 2004 were cancelled. On 31 December 2005, a maximum of 1,823,501 shares can be issued against the future exercise of options from former PaineWebber employee option plans. These shares are shown as conditional share capital in the UBS AG (Parent Bank) disclosure. Out of the total number of 104,259,874 treasury shares, 33,885,000 shares (CHF 3,597 million) have been repurchased for cancellation. The Board of Directors will propose to the Annual General Meeting on 19 April 2006 to reduce the outstanding number of shares and the share capital by the number of shares purchased for cancellation. All issued shares are fully paid.

Financial Statements

Statement of Cash Flows

	For the year ended
CHF million	31.12.05	31.12.04	31.12.03

Cash flow from / (used in) operating activities

Net profit	14,690	8,470	6,253

Adjustments to reconcile net profit to cash flow from / (used in) operating activities

Non-cash items included in net profit and other adjustments:

Depreciation of property and equipment	1,556	1,576	1,570

Amortization of goodwill and other intangible assets	340	1,066	980

Credit loss expense / (recovery)	(374)	(241)	102

Equity in income of associates	(152)	(67)	(138)

Deferred tax expense / (benefit)	(382)	171	360

Net loss / (gain) from investing activities	(5,062)	(1,008)	(301)

Net loss / (gain) from financing activities	4,025	1,203	115

Net (increase) / decrease in operating assets:

Net due from / to banks	(1,690)	(7,471)	42,916

Reverse repurchase agreements and cash collateral on securities borrowed	(127,357)	(42,975)	(101,381)

Trading portfolio and net replacement values	(74,799)	(19,733)	(52,193)

Loans / due to customers	42,440	10,093	38,636

Accrued income, prepaid expenses and other assets	(1,227)	(10,809)	(20,296)

Net increase / (decrease) in operating liabilities:

Repurchase agreements and cash collateral on securities lent	71,643	14,991	65,413

Accrued expenses and other liabilities	15,536	22,019	22,420

Income taxes paid	(2,394)	(1,345)	(1,117)

Net cash flow from / (used in) operating activities	(63,207)	(24,060)	3,339

Cash flow from / (used in) investing activities

Investments in subsidiaries and associates	(1,540)	(2,511)	(428)

Disposal of subsidiaries and associates	3,240	1,277	1,234

Purchase of property and equipment	(1,892)	(1,149)	(1,376)

Disposal of property and equipment	270	704	123

Net (investment in) / divestment of financial investments	(2,487)	703	2,317

Net cash flow from / (used in) investing activities	(2,409)	(976)	1,870

Statement of Cash Flows (continued)

	For the year ended
CHF million	31.12.05	31.12.04	31.12.03

Cash flow from / (used in) financing activities

Net money market paper issued / (repaid)	23,221	21,379	(14,737)

Net movements in treasury shares and own equity derivative activity	(2,416)	(4,999)	(6,810)

Capital issuance	2	2	2

Dividends paid	(3,105)	(2,806)	(2,298)

Issuance of long-term debt, including financial liabilities designated at fair value	76,307	51,211	23,644

Repayment of long-term debt, including financial liabilities designated at fair value	(30,457)	(24,717)	(13,615)

Increase in minority interests [1]	1,572	85	419

Dividend payments to / purchase from minority interests	(575)	(332)	(278)

Net cash flow from / (used in) financing activities	64,549	39,823	(13,673)

Effects of exchange rate differences	5,018	(1,052)	(524)

Net increase / (decrease) in cash and cash equivalents	3,951	13,735	(8,988)

Cash and cash equivalents, beginning of the year	87,091	73,356	82,344

Cash and cash equivalents, end of the year	91,042	87,091	73,356

Cash and cash equivalents comprise:

Cash and balances with central banks	5,359	6,036	3,584

Money market paper [2]	57,826	45,523	40,599

Due from banks with original maturity of less than three months	27,857	35,532	29,173

Total	91,042	87,091	73,356

Significant non-cash investing and financing activities

Provisions for reinstatement costs

Property and equipment			137

Motor-Columbus, Baden, from valuation at equity to full consolidation

Financial investments		644

Investments in associates		261

Property and equipment		2,083

Goodwill and other intangible assets		1,194

Debt issued		727

Minority interests		1,742

Investment funds transferred to other liabilities according to IAS 32

Minority interests		336

Private Banks and GAM, deconsolidation

Financial investments	60

Property and equipment	180

Goodwill and other intangible assets	362

Debt issued	5

Private equity investments, deconsolidation

Property and equipment	248

Goodwill and other intangible assets	3

Minority interests	27

Acquisitions of businesses

Financial investments	35

Property and equipment	112

Goodwill and other intangible assets	377

Minority interests	6

1  Includes issuance of preferred securities of CHF 1,539 million for the year ended 31 December 2005 and CHF 372 million for the year ended 31 December 2003.   2 Money market paper is included in the balance sheet under Trading portfolio assets and Financial investments. CHF 4,744 million, CHF 5,289 million and CHF 6,430 million were pledged at 31 December 2005, 31 December 2004 and 31 December 2003, respectively.

Cash paid for interest was CHF 44,392 million and CHF 24,192 million for 2005 and 2004 respectively.

Financial Statements
Notes to the Financial Statements

Notes to the Financial Statements

Note 1 Summary of Significant Accounting Policies

a) Basis of accounting

UBS AG and subsidiaries (“UBS” or the “Group”) provide a broad range of financial services including advisory services, underwriting, financing, market making, asset management and brokerage on a global level, and retail banking in Switzerland. The Group was formed on 29 June 1998 when Swiss Bank Corporation and Union Bank of Switzerland merged. The merger was accounted for using the uniting of interests method of accounting.
The consolidated financial statements of UBS (the “Financial Statements”) are prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and stated in Swiss francs (CHF), the currency of the country in which UBS AG is incorporated. On 2 March 2006, the Board of Directors approved them for issue.

b) Use of estimates in the preparation of Financial Statements

In preparing the Financial Statements, management is required to make estimates and assumptions that affect reported income, expenses, assets, liabilities and disclosure of contingent assets and liabilities. Use of available information and application of judgment are inherent in the formation of estimates. Actual results in the future could differ from such estimates, and the differences may be material to the Financial Statements.

c) Consolidation

The Financial Statements comprise those of the parent company (UBS AG), its subsidiaries and certain special purpose entities, presented as a single economic entity. The effects of intra-group transactions are eliminated in preparing the Financial Statements. Subsidiaries and special purpose entities that are directly or indirectly controlled by the Group are consolidated. Subsidiaries acquired are consolidated from the date control is transferred to the Group. Subsidiaries to be divested are consolidated up to the date of disposal.
Assets held in an agency or fiduciary capacity are not assets of the Group and are not reported in the Financial Statements.
Equity and net income attributable to minority interests are shown separately in the balance sheet and income statement.
Investments in associates in which UBS has a significant influence are accounted for under the equity method of accounting. Significant influence is normally evidenced when
UBS owns 20% or more of a company’s voting rights. Investments in associates are initially recorded at cost, and the carrying amount is increased or decreased to recognize the Group’s share of the investee’s profits or losses after the date of acquisition.
Assets and liabilities of subsidiaries and investments in associates are classified as “held for sale” if UBS has entered into an agreement for their disposal within a period of 12 months. Major lines of business and subsidiaries that were acquired exclusively with the intent for resale are presented as discontinued operations in the income statement in the period where the sale occurred or it becomes clear that a sale will occur within 12 months. Discontinued operations are presented in the income statement as a single amount comprising the total of profit after tax from operations and net gain or loss on sale.
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

d) Derecognition

UBS enters into transactions where it transfers assets recognized on its balance sheet but retains either all risks and rewards of the transferred assets or a portion of them. If all or substantially all risks and rewards are retained, the transferred assets are not derecognized from the balance sheet. Transfers of assets with retention of all or substantially all risks and rewards include, for example, securities lending and repurchase transactions described under paragraphs f) and g) below. They further include transactions where assets are sold to a third party with a concurrent total rate of return swap on the transferred assets to retain all their risks and rewards. These types of transactions are accounted for as secured financing transactions similar to repurchase agreements.
In transactions where substantially all the risks and rewards of ownership of a financial asset are neither retained nor transferred, UBS derecognizes the asset if control over the asset is lost. The rights and obligations retained in the transfer are recognized separately as assets and liabilities as appropriate. In transfers where control over the asset is retained, the Group continues to recognize the asset to the extent of its continuing involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset.
In certain transactions, UBS retains rights to service a transferred financial asset for a fee. The transferred asset is derecognized in its entirety if it meets the derecognition criteria. An asset or liability is recognized for the servicing rights, depending on whether the servicing fee is more than adequate to cover servicing expenses (asset) or is less than adequate for performing the servicing (liability).

e) Securitizations

UBS securitizes various consumer and commercial financial assets, which generally results in the sale of these assets to special purpose entities, which in turn issue securities to investors. Interests in the securitized financial assets may be retained in the form of senior or subordinated tranches, interest-only strips or other residual interests (‘retained interests’). Retained interests are primarily recorded in Trading portfolio assets and carried at fair value. Gains or losses on securitization depend in part on the carrying amount of the transferred financial assets, allocated between the financial assets derecognized and the retained interests based on their relative fair values at the date of the transfer. Gains or losses on securitization are recorded in Net trading income.

f) Securities borrowing and lending

Securities borrowing and securities lending transactions are generally entered into on a collateralized basis, predominantly with securities delivered or received as collateral. Transfer of the securities themselves, whether in a borrowing/lending transaction or as collateral, is not reflected on the balance sheet unless the risks and rewards of ownership are also transferred. In such transactions where UBS transfers owned securities and where the borrower is granted the right to sell or re-pledge them, the securities are reclassified on the balance sheet to Trading portfolio assets pledged as collateral.
Cash collateral received is recognized with a corresponding obligation to return it (Cash collateral on securities lent). Cash collateral delivered is derecognized with a corresponding receivable reflecting UBS’s right to receive it back (Cash collateral on securities borrowed).
Securities received in a lending or borrowing transaction are disclosed as off-balance sheet items if UBS has the right to resell or re-pledge them, with securities that UBS has actually resold or re-pledged also disclosed separately.
UBS monitors the market value of securities borrowed and lent on a daily basis and provides or requests additional collateral or recalls or returns surplus collateral in accordance with the underlying agreements.
Fees and interest received or paid are recognized on an accrual basis and recorded as Interest income or Interest expense.

g) Repurchase and reverse repurchase transactions

Securities purchased under agreements to resell (Reverse repurchase agreements) and securities sold under agreements to repurchase (Repurchase agreements) are generally treated as collateralized financing transactions. In reverse repurchase agreements, the cash delivered is derecognized and a corresponding receivable, including accrued interest, is recorded, recognizing UBS’s right to receive it back (Reverse repurchase agreements). In repurchase agreements, the cash received, including accrued interest, is recognized on the balance sheet with a corresponding obligation to return it (Repurchase agreements).
Securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on or derecognized from the balance sheet, unless the risks and rewards of ownership are obtained or relinquished.
UBS monitors the market value of the securities received or delivered on a daily basis and provides or requests additional collateral or recalls or returns surplus collateral in accordance with the underlying agreements.
In repurchase agreements where UBS transfers owned securities and where the recipient is granted the right to resell or re-pledge them, the securities are reclassified in the balance sheet to Trading portfolio assets pledged as collateral. Securities received in a reverse repurchase agreement are disclosed as off-balance sheet items if UBS has the right to resell or re-pledge them, with securities that UBS has actually resold or re-pledged also disclosed separately.
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

h) Segment reporting

UBS’s financial businesses are organized on a worldwide basis into four Business Groups and the Corporate Center. Global Wealth Management & Business Banking is segregated into three segments, Wealth Management International & Switzerland, Wealth Management US and Business Banking Switzerland. The Corporate Center also consists of two segments, Private Banks & GAM and Corporate Functions. Private Banks & GAM was sold on 2 December 2005 and are presented as a discontinued operation in these Financial Statements. The Industrial Holdings segment holds all industrial operations controlled by the Group. In total, UBS reports eight business segments.

Financial Statements
Notes to the Financial Statements

Segment income, segment expenses and segment performance include transfers between business segments and between geographical segments. Such transfers are conducted either at internally agreed transfer prices or, where possible, at arm’s length.

i) Foreign currency translation

Foreign currency transactions are recorded at the rate of exchange on the date of the transaction. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are reported using the closing exchange rate. Exchange differences arising on the settlement of transactions at rates different from those at the date of the transaction, as well as unrealized foreign exchange differences on unsettled foreign currency monetary assets and liabilities, are recognized in the income statement.
Unrealized exchange differences on non-monetary financial assets (investments in equity instruments) are a component of the change in their entire fair value. For a non-monetary financial asset classified as held for trading, unrealized exchange differences are recognized in the income statement. For non-monetary financial investments, which are classified as available-for-sale, unrealized exchange differences are recorded directly in Equity until the asset is sold or becomes impaired.
When preparing consolidated financial statements, assets and liabilities of foreign entities are translated at the exchange rates at the balance sheet date, while income and expense items are translated at weighted average rates for the period. Differences resulting from the use of closing and weighted average exchange rates and from revaluing a foreign entity’s opening net asset balance at the closing rate are recognized directly in Foreign currency translation within Equity.

j) Cash and cash equivalents

Cash and cash equivalents consist of Cash and balances with central banks, balances included in Due from banks with original maturity of less than three months and Money market paper included in Trading portfolio assets and Financial investments.

k) Fee income

UBS earns fee income from a diverse range of services it provides to its customers. Fee income can be divided into two broad categories: income earned from services that are provided over a certain period of time, for which customers are generally billed on an annual or semi-annual basis, and income earned from providing transaction-type services. Fees earned from services that are provided over a certain period of time are recognized ratably over the service period. Fees earned from providing transaction-type services are recognized when the service has been completed. Performance linked fees or fee components are recognized when the performance criteria are fulfilled.
The following fee income is predominantly earned from services that are provided over a period of time: investment fund fees, fiduciary fees, custodian fees, portfolio and other management and advisory fees, insurance-related fees, credit-related fees and commission income. Fees predominantly earned from providing transaction-type services include underwriting fees, corporate finance fees and brokerage fees.

l) Determination of fair value

The determination of fair values of financial assets and financial liabilities is based on quoted market prices or dealer price quotations for financial instruments traded in active markets. For all other financial instruments fair value is determined using valuation techniques. Valuation techniques include net present value techniques, the discounted cash flow method, comparison to similar instruments for which market observable prices exist and valuation models. UBS uses widely recognized valuation models for determining fair value of common and more simple financial instruments like options or interest rate and currency swaps. For these financial instruments, inputs into models are market-observable.
For more complex instruments, UBS uses internally developed models, which are usually based on valuation methods and techniques generally recognized as standard within the industry. Some of the inputs to these models may not be market-observable and are therefore estimated based on assumptions. When entering into a transaction where any model input is unobservable, the financial instrument is initially recognized at the transaction price, which is the best indicator of fair value. This may differ from the value obtained from the valuation model. The timing of the recognition in income of this initial difference in fair value depends on the individual facts and circumstances of each transaction but is never later than when the market data become observable.
The output of a model is always an estimate or approximation of a value that cannot be determined with certainty, and valuation techniques employed may not fully reflect all factors relevant to the positions UBS holds. Valuations are therefore adjusted, where appropriate, to allow for additional factors including model risks, liquidity risk and counterparty credit risk. Management believes that these valuation adjustments are necessary and appropriate to fairly state the values of financial instruments carried at fair value on the balance sheet.

m) Trading portfolio

Trading portfolio assets consist of money market paper, other debt instruments, including traded loans, equity instruments, precious metals and commodities owned by the Group (‘long’ positions). Trading portfolio liabilities consist of obligations to deliver trading securities such as money market paper, other debt instruments and equity instruments which the Group has sold to third parties but does not own (‘short’ positions).

The trading portfolio is carried at fair value. Gains and losses realized on disposal or redemption and unrealized gains and losses from changes in the fair value of trading portfolio assets or liabilities are reported as Net trading income. Interest and dividend income and expense on trading portfolio assets or liabilities are included in Interest and dividend income or Interest and dividend expense.
The Group uses settlement date accounting when recording trading portfolio transactions. It recognizes from the date the transaction is entered into (trade date) any unrealized profits and losses arising from revaluing that contract to fair value in the income statement. When the transaction is consummated (settlement date), a resulting financial asset or liability is recognized on the balance sheet at the fair value of the consideration given or received plus or minus the change in fair value of the contract since the trade date. When the Group becomes party to a sales contract of a financial asset classified in its trading portfolio, it derecognizes the asset on the day of its transfer.

n) Financial instruments designated as held at fair value through profit and loss

UBS has designated almost all of its issued compound debt instruments as financial liabilities held at fair value through profit and loss. These liabilities are presented in a separate line on the face of the balance sheet. In addition, a small amount of financial assets has been designated as financial assets held at fair value through profit and loss, and they are likewise presented in a separate line. A financial instrument may only be designated at inception as held at fair value through profit and loss and cannot subsequently be changed. When adopting revised IAS 39 on 1 January 2004, the Group designated approximately CHF 35.3 billion of existing issued compound debt instruments as held at fair value through profit and loss in accordance with the revised standard’s transition guidance. All fair value changes related to financial instruments held at fair value through profit and loss are recognized in Net trading income.

o) Derivative instruments and hedging

All derivative instruments are carried at fair value on the balance sheet and are reported as Positive replacement values or Negative replacement values. Where the Group enters into derivatives for trading purposes, realized and unrealized gains and losses are recognized in Net trading income.
The Group also uses derivative instruments as part of its asset and liability management activities to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions. The Group applies either fair value or cash flow hedge accounting when transactions meet the specified criteria to obtain hedge accounting treatment.
At the time a financial instrument is designated as a hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. Accordingly, the Group assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives have been “highly effective” in offsetting changes in the fair value or cash flows of the hedged items. A hedge is normally regarded as highly effective if, at inception and throughout its life, the Group can expect, and actual results indicate, that changes in the fair value or cash flows of the hedged item are effectively offset by the changes in the fair value or cash flows of the hedging instrument and that actual results are within a range of 80% to 125%. In the case of hedging a forecast transaction, the transaction must have a high probability of occurring and must present an exposure to variations in cash flows that could ultimately affect the reported Net profit or loss. The Group discontinues hedge accounting when it determines that a derivative is not, or has ceased to be, highly effective as a hedge; when the derivative expires or is sold, terminated or exercised; when the hedged item matures or is sold or repaid; or when a forecast transaction is no longer deemed highly probable.
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
For qualifying fair value hedges, the change in fair value of the hedging derivative is recognized in Net profit and loss. Those changes in fair value of the hedged item that are attributable to the risks hedged with the derivative instrument are reflected in an adjustment to the carrying value of the hedged item, which is also recognized in Net profit or loss. The fair value change of the hedged item in a portfolio hedge of interest rate risks is reported separately from the hedged portfolio in Other assets or Other liabilities as appropriate. If the hedge relationship is terminated for reasons other than the derecognition of the hedged item, the difference between the carrying value of the hedged item at that point and the value at which it would have been carried had the hedge never existed (the “unamortized fair value adjustment”), is, in the case of interest bearing instruments, amortized to Net profit and loss over the remaining term of the original hedge, while for non-interest bearing instruments that amount is immediately recognized in earnings. If the hedged item is derecognized, e.g. due to sale or repayment, the unamortized fair value adjustment is recognized immediately in Net profit and loss.
A fair value gain or loss associated with the effective portion of a derivative designated as a cash flow hedge is recog-

Financial Statements
Notes to the Financial Statements

nized initially in Equity attributable to UBS shareholders. When the cash flows that the derivative is hedging materialize, resulting in income or expense, then the associated gain or loss on the hedging derivative is simultaneously transferred from Equity attributable to UBS shareholders to the corresponding income or expense line item.
If a cash flow hedge for a forecast transaction is deemed to be no longer effective, or if the hedge relationship is terminated, the cumulative gain or loss on the hedging derivative previously reported in Equity attributable to UBS shareholders remains there until the committed or forecast transaction occurs or is no longer probable of occurring, at which point it is transferred to the income statement.
Derivative instruments transacted as economic hedges but not qualifying for hedge accounting are treated in the same way as derivative instruments used for trading purposes, i.e. realized and unrealized gains and losses are recognized in Net trading income. In particular, the Group has entered into economic hedges of credit risk within the loan portfolio using credit default swaps to which it cannot apply hedge accounting. In the event that the Group recognizes an impairment on a loan that is economically hedged in this way, the impairment is recognized in Credit loss expense, whereas any gain on the credit default swap is recorded in Net trading income, see Note 22 for additional information.
A derivative may be embedded in a ‘host contract’. Such combinations are known as compound instruments and arise predominantly from the issuance of certain structured debt instruments. If the host contract is not carried at fair value with changes in fair value reported in Net profit and loss, the embedded derivative is separated from the host contract and accounted for as a stand-alone derivative instrument at fair value if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract and the embedded derivative actually meets the definition of a derivative.

p) Loans

Loans include loans originated by the Group where money is provided directly to the borrower, participation in a loan from another lender and purchased loans that are not quoted in an active market and for which no intention of immediate or short-term resale exists. Originated and purchased loans that are intended to be sold in the short term are recorded as Trading portfolio assets.
Loans are recognized when cash is advanced to borrowers. They are initially recorded at fair value, which is the cash given to originate the loan, plus any transaction costs, and are subsequently measured at amortized cost using the effective interest rate method.
Interest on loans is included in Interest earned on loans and advances and is recognized on an accrual basis. Fees and direct costs relating to loan origination, refinancing or restructuring and to loan commitments are deferred and amortized to Interest earned on loans and advances over the life of the loan using the straight-line method which approximates the effective interest rate method. Fees received for commitments that are not expected to result in a loan are included in Credit-related fees and commissions over the commitment period. Loan syndication fees where UBS does not retain a portion of the syndicated loan are credited to commission income.

q) Allowance and provision for credit losses

An allowance or provision for credit losses is established if there is objective evidence that the Group will be unable to collect all amounts due on a claim according to the original contractual terms or the equivalent value. A ‘claim’ means a loan carried at amortized cost, a commitment such as a letter of credit, a guarantee, a commitment to extend credit or other credit product.
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
Individual credit exposures are evaluated based on the borrower’s character, overall financial condition, resources and payment record; the prospects for support from any financially responsible guarantors; and, where applicable, the realizable value of any collateral.
The estimated recoverable amount is the present value, using the loan’s original effective interest rate, of expected future cash flows, that may result from restructuring or liquidation. Impairment is measured and allowances for credit losses are established for the difference between the carrying amount and the estimated recoverable amount.
Upon impairment, the accrual of interest income based on the original terms of the claim is discontinued, but the increase of the present value of impaired claims due to the passage of time is reported as Interest income.
All impaired claims are reviewed and analyzed at least annually. Any subsequent changes to the amounts and timing of the expected future cash flows compared with the prior estimates result in a change in the allowance for credit losses and are charged or credited to Credit loss expense.
An allowance for impairment is reversed only when the credit quality has improved to such an extent that there is reasonable assurance of timely collection of principal and interest in accordance with the original contractual terms of the claim agreement.

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
Collectively: all loans for which no impairment is identified on a counterparty-specific level are grouped into portfolios with similar credit risk characteristics to collectively assess whether impairment exists within a portfolio. Allowances from collective assessment of impairment are recognized as Credit loss expense and result in an offset to the loan position. As the allowance cannot be allocated to individual loans, interest is accrued on all loans according to contractual terms.
Where, in management’s opinion, it is probable that some claims or obligors in a country are affected by a systemic crisis, transfer restrictions or non-enforceability, country allowances and provisions for probable losses are established. They are based on country-specific scenarios, taking into consideration the nature of the individual exposures but excluding those amounts covered by counterparty-specific allowances and provisions. Such country allowances and provisions are part of the collectively assessed loan loss allowances and provisions.

r) Financial investments

Financial investments are classified as available-for-sale and recorded on a settlement date basis. Available-for-sale financial investments are instruments that, in management’s opinion, may be sold in response to or in anticipation of needs for liquidity or changes in interest rates, foreign exchange rates or equity prices. Financial investments consist of money market paper, other debt instruments and equity instruments, including certain private equity investments.
Available-for-sale financial investments are carried at fair value. Unrealized gains or losses on available-for-sale investments are reported in Equity attributable to UBS shareholders, net of applicable income taxes, until such investments are sold, collected or otherwise disposed of, or until such investment is determined to be impaired. On disposal of an available-for-sale investment, the accumulated unrealized gain or loss included in Equity attributable to UBS shareholders is transferred to Net profit and loss for the period and reported in Other income. Gains and losses on disposal are determined using the average cost method.
Interest and dividend income on available-for-sale financial investments is included in Interest and dividend income from financial investments.
If an available-for-sale investment is determined to be impaired, the cumulative unrealized loss previously recognized in Equity attributable to UBS shareholders is included in Net profit and loss for the period and reported in Other income. A financial investment is considered impaired if its cost exceeds the recoverable amount. For non-quoted equity investments, the recoverable amount is determined by applying recognized valuation techniques. The standard method applied is based on the multiple of earnings observed in the market for comparable companies. Management may adjust valuations determined in this way based on its judgment. For quoted financial investments, the recoverable amount is determined by reference to the market price. They are considered impaired if objective evidence indicates that the decline in market price has reached such a level that recovery of the cost value, adjusted for impairments recognized in prior periods as applicable, cannot be reasonably expected within the foreseeable future.

s) Property and equipment

Property and equipment includes own-used properties, investment properties, leasehold improvements, IT, software and communication, plant and manufacturing equipment, and other machines and equipment.
Own-used property is defined as property held by the Group for use in the supply of services or for administrative purposes, whereas investment property is defined as property held to earn rental income and/or for capital appreciation. If a property of the Group includes a portion that is own-used and another portion that is held to earn rental income or for capital appreciation, the classification is based on whether or not these portions can be sold separately. If the portions of the property can be sold separately, they are accounted for as own-used property and investment property. If the portions cannot be sold separately, the whole property is classified as own-used property unless the portion used by the bank is minor. The classification of property is reviewed on a regular basis to account for major changes in its usage.
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
Software development costs are capitalized when they meet certain criteria relating to identifiability, it is probable that future economic benefits will flow to the enterprise, and the cost can be measured reliably. Internally developed software meeting these criteria and purchased software is classified within IT, software and communication.

Financial Statements
Notes to the Financial Statements

Plant and manufacturing equipment include primarily thermal and hydroelectric power plants and power transmission grids and equipment. The useful life is estimated based on the economic utilization of the asset, or for power plants on the end of operating life.
With the exception of investment properties, Property and equipment is carried at cost less accumulated depreciation and accumulated impairment losses. Property and equipment is periodically reviewed for impairment.
Property and equipment is depreciated on a straight-line basis over its estimated useful life as follows:

Properties, excluding land	Not exceeding 50 years

Leasehold improvements	Residual lease term,
but not exceeding 10 years

Other machines and equipment	Not exceeding 10 years

IT, software and communication	Not exceeding 5 years

Plant and manufacturing equipment:

– Power plants	25 to 80 years

– Transmission grids and equipment	15 to 40 years

Property formerly own-used or leased to third parties under an operating lease and equipment the Group has decided to sell are classified as assets held for sale and recorded in Other assets. Upon classification as held for sale, they are no longer depreciated and are carried at the lower of book value or fair value less costs to sell. Foreclosed property is defined as Properties held for resale and recorded in Other assets. They are carried at the lower of cost and recoverable value.

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

t) Goodwill and other intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of net identifiable assets of the acquired entity at the date of acquisition. Goodwill is not amortized but tested annually for impairment. Until 31 December 2004, goodwill acquired in business combinations entered into prior to 31 March 2004 was amortized over its estimated useful economic life, not exceeding 20 years, using the straight-line method. The impairment test is conducted at the segment level as reported in Note 2a. The segment has been determined as the cash generating unit for impairment testing purposes as this is the level at which the performance of investments is reviewed and assessed by management.
Other intangible assets comprise separately identifiable intangible items arising from acquisitions and certain purchased trademarks and similar items. Other intangible assets are recognized on the balance sheet at cost determined at the date of acquisition and are amortized using the straight-line method over their estimated useful economic life, generally not exceeding 20 years. At each balance sheet date, other intangible assets are reviewed for indications of impairment or changes in estimated future benefits. If such indications exist, the intangible assets are analyzed to assess whether their carrying amount is fully recoverable. A write-down is made if the carrying amount exceeds the recoverable amount.

Intangible assets are classified into two categories: Infrastructure, and Customer relationships, contractual rights and other. Infrastructure includes one intangible asset recognized in connection with the acquisition of PaineWebber Group, Inc. Customer relationships, contractual rights and other include customer relationship intangibles from the acquisition of financial services businesses as well as from the acquisition of Motor-Columbus, where other contractual rights from delivery and supply contracts were identified. These contractual rights are amortized over the remaining contract terms, which are up to 24 years at 31 December 2005. The most significant contract, however, is amortized over its remaining contract life of six years at 31 December 2005, which is the shortest useful life of all contractual rights recognized.

u) Income taxes

Income tax payable on profits is recognized as an expense based on the applicable tax laws in each jurisdiction in the period in which profits arise. The tax effects of income tax losses available for carry-forward are recognized as a deferred tax asset if it is probable that future taxable profit will be available against which those losses can be utilized.
Deferred tax liabilities are recognized for temporary differences between the carrying amounts of assets and liabilities in the balance sheet and their amounts as measured for tax purposes, which will result in taxable amounts in future periods. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future periods, but only to the extent it is probable that sufficient taxable profits will be available against which these differences can be utilized.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the asset will be realized or the liability will be settled based on enacted rates.
Current as well as deferred tax assets and liabilities are offset when they arise from the same tax reporting group, relate to the same tax authority, the legal right to offset exists, and they are intended to be settled net or realized simultaneously.
Current and deferred taxes are recognized as Income tax benefit or expense except for (i) deferred taxes recognized or disposed of upon the acquisition or disposal of a subsidiary, and (ii) unrealized gains or losses on available-for-sale investments and changes in fair value of derivative instruments designated as cash flow hedges, which are recorded net of taxes in Net gains or losses not recognized in the income statement within Equity attributable to UBS shareholders.

v) Debt issued

Debt issued is initially measured at fair value, which is the consideration received, net of transaction costs incurred. Subsequent measurement is at amortized cost, using the effective interest rate method to amortize cost at inception to the redemption value over the life of the debt.
Compound debt instruments that are related to non-UBS AG equity instruments, foreign exchange, credit instruments or indices are considered structured instruments. If such instruments have not been designated at fair value through profit and loss, the embedded derivative is separated from the host contract and accounted for as a stand-alone derivative if the criteria for separation are met. The host contract is subsequently measured at amortized cost. UBS has designated most of its structured debt instruments as held at fair value through profit and loss, see section n).
Debt instruments with embedded derivatives that are related to UBS AG shares or to a derivative instrument that has UBS AG shares as its underlying are separated into a liability and an equity component at issue date if they require physical settlement. Initially, a portion of the net proceeds from issuing the compound debt instrument is allocated to the debt component based on its fair value. The determination of fair value is generally based on quoted market prices for UBS debt instruments with comparable terms. The liability component is subsequently measured at amortized cost. The remaining amount is allocated to the equity component and reported in Share premium. Subsequent changes in fair value of the separated equity component are not recognized. However, if the compound instrument or the embedded derivative related to UBS AG shares is cash settled or if it contains a settlement alternative, then the separated derivative is accounted for as a trading instrument, with changes in fair value recorded in income or the entire compound instrument is designated as held at fair value through profit and loss.
It is the Group’s policy to hedge the fixed interest rate risk on debt issues (except for certain subordinated long-term note issues, see Note 29), and to apply fair value hedge accounting. When hedge accounting is applied to fixed-rate debt instruments, the carrying values of debt issues are adjusted for changes in fair value related to the hedged exposure rather than carried at amortized cost. See o) Derivative instruments and hedging for further discussion.
Own bonds held as a result of market making activities or deliberate purchases in the market are treated as a redemption of debt. A gain or loss on redemption is recorded depending on whether the repurchase price of the bond was lower or higher than its carrying value. A subsequent sale of own bonds in the market is treated as a reissuance of debt.
Interest expense on debt instruments is included in Interest on debt issued.

w) Treasury shares and contracts on UBS shares

UBS AG shares held by the Group are classified in Equity attributable to UBS shareholders as Treasury shares and accounted for at weighted average cost. The difference between the proceeds from sales of treasury shares and their cost (net of tax, if any) is classified as Share premium.
Contracts that require physical settlement in UBS AG shares are classified as Equity attributable to UBS shareholders and reported as Share premium. Upon settlement of such contracts, the proceeds received – less cost (net of tax, if any) – are reported as Share premium.
Contracts on UBS AG shares that require net cash settlement or provide for a choice of settlement are classified as trading instruments, with the changes in fair value reported in the income statement.
An exception to this treatment are physically settled written put options and forward share purchase contracts, including contracts where physical settlement is a settlement alternative. In both cases, the present value of the obligation to purchase own shares in exchange for cash is transferred out of Equity attributable to UBS shareholders and recognized as a liability at inception of a contract. The liability is subsequently accreted, using the effective interest rate method, over the life of the contract to the nominal purchase obligation by recognizing interest expense. Upon settlement of a contract, the liability is derecognized, and the amount of equity originally transferred to liability is reclassified within Equity attributable to UBS shareholders to Treasury shares. The premium received for writing put options is recognized directly in Share premium.

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
The principal actuarial assumptions used by the actuary are set out in Note 30.
The Group recognizes a portion of its actuarial gains and losses as income or expense if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period are outside the corridor defined as the greater of:

a)	10% of present value of the defined benefit obligation at that date (before deducting plan assets); and

b)	10% of the fair value of any plan assets at that date.

Financial Statements
Notes to the Financial Statements

The unrecognized actuarial gains and losses exceeding the greater of these two values are recognized in the income statement over the expected average remaining working lives of the employees participating in the plans.
If an excess of the fair value of the plan assets over the present value of the defined benefit obligation cannot be recovered fully through refunds or reductions in future contributions, no gain is recognized solely as a result of deferral of an actuarial loss or past service cost in the current period, and no loss is recognized solely as a result of deferral of an actuarial gain in the current period.

y) Equity participation plans

UBS provides various equity participation plans in the form of stock plans and stock option plans. UBS recognizes the fair value of stock and stock option awards determined at the date of grant as compensation expense over the required service period, which generally is equal to the vesting period. The fair value of stock awards is equal to the market price at the date of grant. For stock options, fair value is determined using a proprietary option valuation model that reflects employees’ exercise behavior and the specific terms and conditions under which the options are granted. Equity-settled awards are classified as equity instruments and are not remeasured subsequent to the grant date, unless an award is modified such that its fair value immediately after modification exceeds its fair value immediately prior to modification. Any increase in fair value resulting from a modification is recognized as compensation expense, either over the remaining service period or immediately for vested awards.
Cash settled awards are classified as liabilities and re-measured to fair value at each balance sheet date as long as they are outstanding. Decreases in fair value reduce compensation expense, and no compensation expense, on a cumulative basis, is recognized for awards that expire worthless or remain unexercised. Plans where participants have the option to roll stock-based awards into alternative investments are treated as cash settled.

z) Earnings per share (EPS)

Basic earnings per share are calculated by dividing the Net profit and loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.
Diluted earnings per share are calculated using the same method as for basic EPS, but the determinants are adjusted to reflect the potential dilution that could occur if options, warrants, convertible debt securities or other contracts to issue ordinary shares were converted or exercised into ordinary shares.

aa) Changes in accounting policies and comparability

Private equity investments
On 1 January 2005, UBS adopted revised IAS 27 Consolidated and Separate Financial Statements and revised IAS 28 Investments in Associates.
IAS 27 was amended to eliminate the exemption from consolidating a subsidiary where control is exercised temporarily. UBS has several private equity investments where it owns a controlling interest that used to be classified and accounted for as Financial investments available-for-sale. UBS adopted IAS 27 on 1 January 2005 retrospectively and restated comparative prior years 2004 and 2003. The effect of the adoption and consolidating these investments was as follows: at 1 January 2003, equity including minority interests was reduced by CHF 723 million, representing the difference between the carrying value as Financial investments available-for-sale and the book value on a consolidated basis. Consolidation led to recognition of total assets in the amount of CHF 1.7 billion and CHF 2.9 billion at 31 December 2004 and 2003 respectively. Significant balance sheets line items affected include Property and equipment, Intangible assets, Goodwill and Other assets. These investments generated additional operating income of CHF 2.5 billion and CHF 2.7 billion in 2004 and 2003 respectively and additional Net profit attributable to UBS shareholders of CHF 142 million and CHF 74 million in 2004 and 2003 respectively.
IAS 28 was likewise amended to eliminate the exemption from equity method accounting for investments that are held exclusively for disposal. Private equity investments where UBS has significant influence are now accounted for using the equity method whereas they were previously classified as Financial investments available-for-sale. The adoption was made retrospectively from 1 January 2003 and prior periods were restated. Application of the equity method of accounting for these investments had the following effects: on 1 January 2003, opening equity was debited by CHF 266 million, representing the difference between the carrying value as Financial investments available-for-sale and the book value on an equity method basis. The carrying value of these equity method investments was CHF 248 million and CHF 393 million at 31 December 2004 and 2003 respectively, which includes equity in losses of CHF 55 million and gains of CHF 10 million recognized in the income statement in 2004 and 2003 respectively. Gains on sale recognized in 2004 and 2003 were CHF 1 million and zero respectively. When accounted for as Financial investments available-for-sale, gains on sale recognized were CHF 70 million in 2004 and CHF 34 million in 2003.
These entities, along with all other investments made by the private equity business unit, were reclassified from the Investment Bank segment to the Industrial Holdings segment effective 1 January 2005. In addition, nine of the newly consolidated investments held at 1 January 2003 were sold after that date and are presented as Discontinued operations in the restated comparative prior periods in accordance with IFRS 5 which is discussed below. Gain on sale in the amount of CHF 90 million and CHF 194 million were reported in 2004 and 2003 in connection with private equity investments sold after 1 January 2003. On a restated basis, the Net profit from discontinued operations related to these entities was CHF 145 million and CHF 186 million in 2004 and 2003 respectively.

IFRS 2 Share-based Payment

In February 2004, the IASB issued IFRS 2 Share-based Payment, which requires share-based payments made to employees and non-employees to be recognized in the financial statements based on the fair value of these awards measured at the date of grant. UBS adopted the new standard on 1 January 2005 and fully restated the two comparative prior years. In accordance with IFRS 2, UBS applied the new requirements of the standard to all prior period awards that affect income statements commencing 1 January 2003. This includes all unvested equity settled awards and all outstanding cash settled awards on 1 January 2003. The effects of restatement were as follows: the opening balance of retained earnings at 1 January 2003 was credited by CHF 559 million. Additional compensation expense of zero and CHF 558 million was recognized in 2004 and 2003 respectively. The change in compensation expense is attributable to the first-time recognition of compensation expense for the fair value of share options, as well as the recognition of expense for share awards over the vesting period. Previously, share awards were recognized as compensation expense in the performance year, which is generally the year prior to grant. The reason for the zero impact in 2004 was that a significantly higher amount of bonus payments were made in the form of share awards rather than cash. The reversal of compensation expense attributable to these share payments offsets the effect from recognizing options at fair value and share awards made prior to 2004 over the vesting period.
UBS introduced a new valuation model to determine the fair value of share options granted in 2005 and later. Share options granted in 2004 and earlier were not affected by this change in valuation model. As part of the implementation of IFRS 2, UBS thoroughly reviewed the option valuation model employed in the past by comparing it with alternative models. As a result of this review, a valuation model was identified that better reflects the exercise behavior of employees and the specific terms and conditions under which the share options are granted. Concurrent with the introduction of the new model, UBS is using implied and historical volatility as inputs.
UBS also has employee benefit trusts that are used in connection with share-based payment arrangements and deferred compensation schemes. In connection with the issuance of IFRS 2, the IFRIC amended SIC 12 Consolidation – Special Purpose Entities, an interpretation of IAS 27, to eliminate the scope exclusion for equity compensation plans. Therefore, pursuant to the criteria set out in SIC 12, an entity that controls an employee benefit trust (or similar entity) set up for the purpose of a share-based payment arrangement is required to consolidate that trust. Consolidating these trusts had the following effects: on 1 January 2003, no adjustment to opening retained earnings was made as assets and liabili-
ties of the trusts were equal. Consolidation led to recognition of total assets in the amount of CHF 1.1 billion and CHF 1.3 billion and liabilities of CHF 1.1 billion and CHF 1.3 billion at 31 December 2004 and 2003 respectively. The amount of treasury shares increased by CHF 2,029 million and CHF 1,474 million at 31 December 2004 and 2003 respectively. The weighted average number of treasury shares held by these trusts was 22,995,954 in 2004 and 30,792,147 in 2003, thus decreasing the denominator used to calculate basic earnings per share. The reduction in weighted average shares outstanding increased basic earnings per share, but had no impact on diluted earnings per share as the additional treasury shares will be fully added back for calculating diluted earnings per share.

Goodwill and Intangible Assets

On 31 March 2004, the IASB issued IFRS 3 Business Combinations, revised IAS 36 Impairment of Assets and revised IAS 38 Intangible Assets. UBS prospectively adopted the standards for goodwill and intangible assets existing at 31 March 2004 on 1 January 2005, whereas goodwill and intangible assets recognized from business combinations entered into after 31 March 2004 were accounted for immediately in accordance with IFRS 3. Goodwill is no longer amortized, but instead reviewed annually for impairment. UBS recorded goodwill amortization expense of CHF 722 million in 2004 and CHF 784 million in 2003.
Intangible assets acquired in a business combination must be recognized separately from goodwill if they meet defined recognition criteria. Existing intangible assets that do not meet the recognition criteria under the new standards have to be reclassified to goodwill. On 1 January 2005, UBS reclassified the trained workforce intangible asset recognized in connection with the acquisition of PaineWebber with a book value of CHF 1.0 billion to goodwill.

Insurance Contracts

On 31 March 2004, the IASB issued IFRS 4 Insurance Contracts. The standard applies to all insurance contracts written and to reinsurance contracts held. The majority of insurance products issued by UBS is considered to be investment contracts and is accounted for as financial liabilities and not as insurance contracts under IFRS 4. The related assets of CHF 19 billion were reclassified from Other assets to Trading portfolio assets in 2004. UBS adopted the new standard as of 1 January 2005 and applies it to its insurance contracts. The new standard did not have a material effect on the Financial Statements.

Non-current Assets Held for Sale and Discontinued Operations

On 31 March 2004, the IASB issued IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. The standard requires that non-current assets or disposal groups be classified

Financial Statements
Notes to the Financial Statements

as held for sale if their carrying amount is recovered principally through a sale transaction rather than through continuing use. Such assets are measured at the lower of carrying amount and fair value less costs to sell and are classified separately from other assets in the balance sheet. Netting of assets and liabilities is not permitted. Discontinued operations are presented on the face of the income statement as a single amount comprising the total of the Net profit and loss from discontinued operations and the gain or loss after tax recognized on the sale or the measurement to fair value less costs to sell of the net assets constituting the discontinued operations. In the period where an operation is presented for the first time as discontinued, the income statements for all comparative prior periods presented are restated to present that operation as discontinued.
IFRS 5 provides certain criteria to be met for a component of an entity to be defined as a discontinued operation. Certain private equity investments meet this definition and will be re-classified to Discontinued operations. UBS adopted the new standard on 1 January 2005 and restated comparative prior years 2004 and 2003. The income statement is now divided into two sections: Net profit from continuing operations and Net profit from discontinued operations.

Presentation of minority interests and earnings per share

With the adoption of revised IAS 1 Presentation of Financial Statements on 1 January 2005, Net profit and Equity are presented including minority interests. Net profit is split into Net profit attributable to UBS shareholders and Net profit attributable to minority interests. Earnings per share continue to be calculated based on Net profit attributable to UBS shareholders, but they are split into Earnings per share from continuing operations and from discontinued operations. Minority interests and Earnings per share are presented on the face of the income statement.

Financial Instruments

On 1 January 2004, UBS adopted revised IAS 32 Financial Instruments: Disclosure and Presentation and revised IAS 39 Financial Instruments: Recognition and Measurement, which were applied retrospectively to all financial instruments affected by the two standards, except the guidance relating to derecognition of financial assets and liabilities and, in part, recognition of Day 1 profit and loss, which were applied prospectively. As a result of adopting the revised standards, UBS restated prior period comparative information.
Revised IAS 32 amended the accounting for certain derivative contracts linked to an entity’s own shares. Physically settled written put options and forward purchase contracts with UBS shares as their underlying are recorded as liabilities, see section w). UBS currently has physically settled written put options linked to own shares. The present value of the contractual amount of these options is recorded as a liability, while the premium received is credited to Equity. Liabilities of CHF
96 million at 31 December 2004 and CHF 49 million at 31 December 2003 were debited to Equity attributable to UBS shareholders due to written options. The impact on the income statement of all periods presented is insignificant. All other existing derivative contracts linked to own shares are accounted for as derivative instruments and are carried at fair value on the balance sheet under Positive replacement values or Negative replacement values.
Revised IAS 39 permits any financial instrument to be designated at inception, or at adoption of revised IAS 39, as carried at fair value through profit and loss. Upon adoption of revised IAS 39, UBS made that designation for the majority of its compound instruments issued. Previously, UBS separated the embedded derivative from the host contract and accounted for the separated derivative as a trading instrument. The amounts are now included on the balance sheet within the line item Financial liabilities designated at fair value, with amounts of CHF 117,401 million and CHF 65,756 million at 31 December 2005 and 2004 being reported in that line. Also, at 31 December 2005 and 2004 assets in the amount of CHF 1,153 million and CHF 653 million are reported in the line Financial assets designated at fair value.
The guidance governing recognition and derecognition of a financial asset is considerably more complex under revised IAS 39 than previously and requires a multi-step decision process to determine whether derecognition is appropriate. See section d) for a discussion of the accounting policies regarding derecognition. As a result, certain transactions are now accounted for as secured financing transactions instead of purchases or sales of trading portfolio assets with an accompanying swap derivative. The provisions of this guidance were applied prospectively from 1 January 2004.
The effect of restating the income statement due to the adoption of revised IAS 32 and 39 on the comparative prior periods is a reduction of Net profit by CHF 82 million for 2003.

Investment properties

Effective 1 January 2004, UBS changed its accounting policy for investment property from historical cost less accumulated depreciation to the fair value model. All changes in the fair value of investment property are now recognized in the income statement, and depreciation expense is no longer recorded. Investment property is defined as property held exclusively to earn rental income and/or benefit from appreciation in value. Fair value of investment property is determined by appropriate valuation techniques employed in the real estate industry, taking into account the specific circumstances for each item. Comparative prior periods were restated and resulted in a reduction of Net profit by CHF 64 million in 2003.

Credit losses incurred on OTC derivatives

Effective 1 January 2004, the method of accounting for credit losses incurred on over-the-counter (OTC) derivatives was changed. All such credit losses are now reported in Net trading income and are no longer reported in Credit loss expense. This change did not affect Net profit or Earnings per share. It did, however, affect segment reporting, since losses reported as Credit loss expense were previously deferred over a three-year period in the Business Group segment reporting, whereas, under the changed method of accounting, losses in trading income are not subject to such a deferral. In the segment report, therefore, losses on OTC derivatives are now reported as they are incurred. The changed method of accounting had the following impact on the performance before tax of the Business Groups: in 2003, it reduced Business Banking’s pre-tax performance by CHF 8 million, it raised the Investment Bank’s by CHF 37 million and it caused Corporate Functions’ result to fall by CHF 29 million.

Segment reporting

On July 1 2005, UBS integrated its two wealth management businesses into one Business Group, Global Wealth Management & Business Banking. As part of the integration, the municipal securities unit within the former Wealth Management US was transferred into the Investment Bank. The integration had no effect on the presentation of segments in Note 2a, and Wealth Management US continues to be reported as a separate segment. The comparative prior period information for the Wealth Management US and Investment Bank segments has been restated to reflect the transfer of the municipal securities unit. In the past two years, the municipal securities unit contributed between 7% and 9% to Wealth Management US revenues and a substantial portion to performance before tax.
On 1 July 2004, UBS purchased an additional 20% interest in Motor-Columbus AG, increasing its overall ownership stake to 55.6%. Motor-Columbus has been consolidated since 1 July 2004, when UBS gained control over the company. Due to its size and the nature of its business (production, distribution and trading of electricity) a new business segment, Industrial Holdings, was added in which Motor-Columbus is reported. Also included in that segment are also all private equity investments, which comprise businesses of a predominantly industrial nature.
As at 1 January 2003, the five private label banks (three of which were subsequently merged into one bank) owned by UBS were transferred out of Wealth Management & Business Banking into the Corporate Center. At the same time, GAM was transferred out of Global Asset Management into the Corporate Center. The two businesses formed the Private Banks & GAM segment, whereas the remainder of the Corporate Center is reported as the Corporate Functions segment. On 2 December 2005, PB & GAM was sold to Julius Baer.
Note 2 to these Group Financial Statements reflects the new segment reporting structure. In all applicable instances, prior period comparative amounts of the affected Business Groups have been restated to conform to the current year presentation.
Business combinations
On 1 April 2004, UBS adopted IFRS 3 Business Combinations for all business combinations entered into after 31 March 2004. Subsequent to the adoption of the new standard, UBS has entered into and completed a number of business combinations that were all accounted for under the new standard. The most significant change under the new standard is that goodwill is no longer amortized over its estimated useful life but instead tested annually for impairment. Accordingly, no amortization expense has been recognized for goodwill of CHF 631 million recognized on the balance sheet related to business combinations entered into after 31 March 2004. Intangible assets may be assigned an indefinite useful life if supportable based on facts and circumstances. These intangibles are not amortized but tested periodically for impairment.
In a step acquisition, where control over a subsidiary is achieved in stages, all assets and liabilities of that entity, excluding goodwill, are re-measured to fair value as of the acquisition date of the latest share transaction. The revaluation difference on the existing ownership interest from the carrying value to the newly established fair value is recorded directly in Equity attributable to UBS shareholders. As a consequence of re-measuring all assets and liabilities to fair value, minority interests are also carried at fair value of net assets excluding goodwill. Previously, only the percentage of assets and liabilities was increased to fair value by which the ownership interest was increased. Existing ownership interests were kept at their carryover basis. Other relevant changes in accounting for business combinations are that liabilities incurred for restructuring and integration of newly acquired businesses must be expensed as incurred, unless they were a pre-acquisition contingency of the acquired business. Previously, liabilities incurred for restructuring and integration could be recognized in purchase accounting if they met certain criteria, increasing goodwill recognized. Contingent liabilities of an acquired business have to be recognized on the balance sheet at their fair value in purchase accounting if fair value is determinable. Previously, contingent liabilities were not recognized.

ab) International Financial Reporting Standards
to be adopted in 2006 and later

IAS 39 Amendment to the fair value option
In June 2005, The IASB issued amendments to IAS 39 Financial Instruments: Recognition and Measurement in relation to the fair value option. UBS will adopt the revised fair value option for financial instruments on a prospective basis at 1 January 2006. In the past, UBS applied the fair value option predominantly to hybrid debt instruments issued, and will continue to make use of the fair value option for this class of financial instruments. It is planned to apply the fair value option also to certain new loans and loan commitments within the Investment Bank’s Credit Exposure Management business starting in second quarter 2006. These loans and loan commitments will be hedged with credit derivatives and designated, at inception, as at fair value through profit and loss to achieve offset of the accounting mismatch with the credit derivatives that currently exist. UBS will not apply the fair value option to positions in the existing loan portfolio.

IFRS 7 Financial Instruments: Disclosures

In August 2005, the IASB issued IFRS 7. The new standard is a pure disclosure standard and does not change the recognition and measurement of financial instruments. Accordingly, it will have no effect on Net profit and Equity attributable to UBS shareholders. The new standard requires entities to make enhanced quantitative and qualitative risk disclosures for all major categories of financial instruments in their financial statements. UBS will adopt the new standard on 1 January 2007.

Amendments to existing standards

Minor amendments have been made to three existing International Accounting Standards, which will be effective and adopted by UBS at 1 January 2006.
IAS 19 Employee Benefits has been amended to allow a choice of whether to recognize actuarial gains and losses in a defined post-retirement benefit plan immediately in equity or to apply the corridor approach. UBS decided to continue to apply the corridor approach as described in section x) above. Other amendments made to IAS 19 have no impact on UBS.
IAS 39 Financial Instruments: Measurement and Recognition and IFRS 4 Insurance Contracts have been amended in relation to financial guarantee contracts to clarify when a financial guarantee is within the scope of IAS 39 and when it is considered an insurance contract within the scope of IFRS 4. This amendment will not have a significant impact on UBS’s Financial Statements.
IAS 21 The Effects of Changes in Foreign Exchange Rates has been amended to require that exchange differences arising in consolidation on loan financings that form part of a net investment in a foreign operation and are denominated in another currency than the functional currencies of both the reporting entity and the foreign operation, are reclassified to equity in the consolidated financial statements of the reporting entity. This amendment has no significant impact on UBS’s Financial Statements.

IFRIC 4 Leases: Determining Whether an Arrangement Contains a Lease

IFRIC 4 was issued in December 2004 and provides guidance on (a) how to determine whether an arrangement is, or contains, a lease as defined in IAS 17; (b) when the assessment or a reassessment of whether an arrangement is, or contains, a lease should be made; and (c) if an arrangement is, or contains, a lease, how the payments for the lease should be separated from payments for any other elements in the arrangement. If an arrangement contains a lease element, the interpretation requires that the payments for the lease element are accounted for in accordance with IAS 17 Leases. UBS will adopt the interpretation at 1 January 2006, its effective date. The interpretation will not have a significant effect on UBS’s Financial Statements .

IFRIC 5 Provisions: Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

IFRIC 5 was issued in December 2004 and provides guidance on the accounting for contributions into a decommissioning fund and rights to receive reimbursements from the fund. The interpretation is effective from 1 January 2006 and will be adopted by UBS’s subsidiary Motor-Columbus. It is not expected to have a significant impact on UBS’s Financial Statements.

Note 2a Segment Reporting by Business Group

UBS’s financial businesses are organized on a worldwide basis into three Business Groups and the Corporate Center. Global Wealth Management & Business Banking consists of three segments, Wealth Management International & Switzerland, Wealth Management US and Business Banking Switzerland. The Corporate Center consists of two segments, Corporate Functions and Private Banks & GAM, which was sold on 2 December 2005. The Industrial Holdings segment holds all industrial operations controlled by the Group. In total, UBS reports eight business segments.

Global Wealth Management & Business Banking

Global Wealth Management & Business Banking comprises three segments. Wealth Management International & Switzerland offers a comprehensive range of products and services individually tailored to affluent international and Swiss clients, operating from offices around the world. Wealth Management US is a US financial services firm providing sophisticated wealth management services to affluent US clients through a highly trained financial advisor network. Business Banking Switzerland provides individual and corporate clients in Switzerland with a complete portfolio of banking and securities services, focused on customer service excellence, profitability and growth, by using a multi-channel distribution. The segments share technological and physical infrastructure, and have joint departments supporting major functions such as e-commerce, financial planning and wealth management, investment policy and strategy.

Global Asset Management

Global Asset Management provides investment products and services to institutional investors and wholesale intermediaries around the globe. Clients include corporate and pub-
lic pension plans, financial institutions and advisors, central banks as well as charities, foundations and individual investors.

Investment Bank

The Investment Bank operates globally as a client-driven investment banking and securities firm providing innovative products, research, advice and complete access to the world’s capital markets for intermediaries, governments, corporate and institutional clients and other parts of UBS.

Corporate Center

Corporate Center comprises two segments. Corporate Functions ensures that the Business Groups operate as a coherent and effective whole with a common set of values and principles in such areas as risk management and control, financial reporting, marketing and communications, funding, capital and balance sheet management, management of foreign exchange earnings and information technology infrastructure. Private Banks & GAM, the second segment, was sold on 2 December 2005.

Industrial Holdings

The Industrial Holdings segment includes the non-financial businesses of UBS. The most significant business in this segment is Motor-Columbus, a financial holding company whose only significant asset is a 59.3% interest in the Atel Group. Atel is a European energy provider focused on domestic and international power generation, electricity transmission, energy services as well as electricity trading and marketing. The private equity business investing UBS and third-party funds, primarily in unlisted companies, is reported in Industrial Holdings.

Financial Statements
Notes to the Financial Statements

Note 2a Reporting by Business Group (continued)

For the year ended 31 December 2005

CHF million

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at internally agreed transfer prices or at arm’s length.

Income [1]

Credit loss (expense) / recovery

Total operating income

Personnel expenses

General and administrative expenses

Services to / from other business units

Depreciation of property and equipment

Amortization of other intangible assets [2]

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Business Group performance from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

Additional information [3]

Total assets

Total liabilities

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

Income [1]

Adjusted expected credit loss

Total operating income

Personnel expenses

General and administrative expenses

Services to / from other business units

Depreciation of property and equipment

Amortization of other intangible assets [2]

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Business Group performance from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

							Industrial
Financial Businesses							Holdings	UBS
Global Wealth Management &			Global Asset	Investment
Business Banking			Management	Bank	Corporate Center
Wealth Management	Wealth	Business Banking			Private	Corporate
International & Switzerland	Management US	Switzerland			Banks & GAM	Functions

9,024	5,158	4,949	2,487	17,448		455	11,079	50,600

(8)	0	231	0	152		0	0	375

9,016	5,158	5,180	2,487	17,600		455	11,079	50,975

2,579	3,460	2,450	988	9,259		1,167	1,146	21,049

804	1,047	994	304	2,215		1,084	599	7,047

1,371	223	(634)	116	640		(1,730)	14	0

89	65	72	21	136		857	253	1,493

7	49	0	1	53		17	207	334

							8,003	8,003

4,850	4,844	2,882	1,430	12,303		1,395	10,222	37,926

4,166	314	2,298	1,057	5,297		(940)	857	13,049

					4,556	8	124	4,688

4,166	314	2,298	1,057	5,297	4,556	(932)	981	17,737

								2,549

								498

								14,690

223,719	64,896	176,713	40,782	1,768,391		(225,800)	11,549	2,060,250

219,069	59,567	170,544	39,191	1,750,762		(242,640)	11,814	2,008,307

81	84	58	16	138	25	1,264	299	1,965

9,024	5,158	4,949	2,487	17,448		455	11,079	50,600

(13)	(2)	122	0	36		232	0	375

9,011	5,156	5,071	2,487	17,484		687	11,079	50,975

2,579	3,460	2,450	988	9,259		1,167	1,146	21,049

804	1,047	994	304	2,215		1,084	599	7,047

1,371	223	(634)	116	640		(1,730)	14	0

89	65	72	21	136		857	253	1,493

7	49	0	1	53		17	207	334

							8,003	8,003

4,850	4,844	2,882	1,430	12,303		1,395	10,222	37,926

4,161	312	2,189	1,057	5,181		(708)	857	13,049

					4,508	56	124	4,688

4,161	312	2,189	1,057	5,181	4,508	(652)	981	17,737

								2,549

								498

								14,690

1 Impairments of financial investments for the year ended 31 December 2005 were as follows: Global Wealth Management & Business Banking CHF 10 million; Global Asset Management CHF 0 million; Investment Bank CHF 0 million; Corporate Center CHF 16 million and Industrial Holdings CHF 81 million.  2 For further information regarding goodwill and other intangible assets by Business Group, please see Note 15: Goodwill and Other Intangible Assets.  3 The funding surplus or requirement is reflected in each Business Group and adjusted in Corporate Center.

Financial Statements
Notes to the Financial Statements

Note 2a Reporting by Business Group (continued)

For the year ended 31 December 2004

CHF million

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at internally agreed transfer prices or at arm’s length.

Income [2]

Credit loss (expense) / recovery

Total operating income

Personnel expenses

General and administrative expenses

Services to / from other business units

Depreciation of property and equipment

Amortization of goodwill [3]

Amortization of other intangible assets [3]

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Business Group performance from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

Additional information [4]

Total assets

Total liabilities

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

Income [2]

Adjusted expected credit loss

Total operating income

Personnel expenses

General and administrative expenses

Services to / from other business units

Depreciation of property and equipment

Amortization of goodwill [3]

Amortization of other intangible assets [3]

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Business Group performance from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

							Industrial [1]
Financial Businesses							Holdings	UBS
Global Wealth Management &			Global Asset	Investment
Business Banking			Management	Bank	Corporate Center
Wealth Management	Wealth	Business Banking			Private	Corporate
International & Switzerland	Management US	Switzerland			Banks & GAM	Functions

7,701	4,741	5,064	2,022	16,090		112	6,440	42,170

(1)	3	92	0	147		0	0	241

7,700	4,744	5,156	2,022	16,237		112	6,440	42,411

2,119	3,320	2,426	893	8,152		796	906	18,612

642	767	1,064	299	2,538		1,077	773	7,160

1,395	275	(533)	126	226		(1,509)	20	0

66	67	69	23	243		794	215	1,477

67	171	0	129	278		1	7	653

8	107	0	0	36		17	169	337

							3,885	3,885

4,297	4,707	3,026	1,470	11,473		1,176	5,975	32,124

3,403	37	2,130	552	4,764		(1,064)	465	10,287

					386	10	140	536

3,403	37	2,130	552	4,764	386	(1,054)	605	10,823

								2,224

								129

								8,470

164,716	48,026	210,133	29,698	1,477,275	8,043	(210,167)	9,394	1,737,118

161,042	43,847	204,479	28,311	1,463,469	7,480	(220,843)	9,966	1,697,751

304	48	212	8	415	19	599	1,484	3,089

7,701	4,741	5,064	2,022	16,090		112	6,440	42,170

(8)	(5)	(25)	0	(7)		286	0	241

7,693	4,736	5,039	2,022	16,083		398	6,440	42,411

2,119	3,320	2,426	893	8,152		796	906	18,612

642	767	1,064	299	2,538		1,077	773	7,160

1,395	275	(533)	126	226		(1,509)	20	0

66	67	69	23	243		794	215	1,477

67	171	0	129	278		1	7	653

8	107	0	0	36		17	169	337

							3,885	3,885

4,297	4,707	3,026	1,470	11,473		1,176	5,975	32,124

3,396	29	2,013	552	4,610		(778)	465	10,287

					438	(42)	140	536

3,396	29	2,013	552	4,610	438	(820)	605	10,823

								2,224

								129

								8,470

1 Results for Motor-Columbus include the six month period beginning on 1 July 2004.  2 Impairments of financial investments for the year ended 31 December 2004 were as follows: Global Wealth Management & Business Banking CHF 47 million; Global Asset Management CHF 4 million; Investment Bank CHF (17) million; Corporate Center CHF 0 million and Industrial Holdings CHF 57 million.  3 For further information regarding goodwill and other intangible assets by Business Group, please see Note 15: Goodwill and Other Intangible Assets.  4 The funding surplus or requirement is reflected in each Business Group and adjusted in Corporate Center.

Financial Statements
Notes to the Financial Statements

Note 2a Reporting by Business Group (continued)

For the year ended 31 December 2003

CHF million

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at internally agreed transfer prices or at arm’s length.

Income [1]

Credit loss (expense) / recovery

Total operating income

Personnel expenses

General and administrative expenses

Services to / from other business units

Depreciation of property and equipment

Amortization of goodwill [2]

Amortization of other intangible assets [2]

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Business Group performance from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

Additional information [3]

Total assets

Total liabilities

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

Income [1]

Adjusted expected credit loss

Total operating income

Personnel expenses

General and administrative expenses

Services to / from other business units

Depreciation of property and equipment

Amortization of goodwill [2]

Amortization of other intangible assets [2]

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Business Group performance from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

							Industrial
Financial Businesses							Holdings	UBS
Global Wealth Management &			Global Asset	Investment
Business Banking			Management	Bank	Corporate Center
Wealth Management	Wealth	Business Banking			Private	Corporate
International & Switzerland	Management US	Switzerland			Banks & GAM	Functions

6,797	4,748	5,247	1,737	14,510		20	2,670	35,729

4	(3)	(71)	0	(32)		0	0	(102)

6,801	4,745	5,176	1,737	14,478		20	2,670	35,627

1,996	3,555	2,448	835	7,737		785	862	18,218

604	689	1,090	265	2,068		1,166	748	6,630

1,479	415	(609)	156	175		(1,639)	23	0

82	66	88	25	248		811	178	1,498

54	192	0	152	279		0	26	703

21	116	0	1	27		20	8	193

							1,113	1,113

4,236	5,033	3,017	1,434	10,534		1,143	2,958	28,355

2,565	(288)	2,159	303	3,944		(1,123)	(288)	7,272

					209	11	259	479

2,565	(288)	2,159	303	3,944	209	(1,112)	(29)	7,751

								1,419

								79

								6,253

150,282	44,972	192,517	22,584	1,318,752	9,084	(186,867)	2,655	1,553,979

147,476	40,346	186,185	20,912	1,305,025	8,406	(197,442)	5,533	1,516,441

173	68	261	18	500	17	420	371	1,828

6,797	4,748	5,247	1,737	14,510		20	2,670	35,729

(4)	(8)	(127)	0	(55)		92	0	(102)

6,793	4,740	5,120	1,737	14,455		112	2,670	35,627

1,996	3,555	2,448	835	7,737		785	862	18,218

604	689	1,090	265	2,068		1,166	748	6,630

1,479	415	(609)	156	175		(1,639)	23	0

82	66	88	25	248		811	178	1,498

54	192	0	152	279		0	26	703

21	116	0	1	27		20	8	193

							1,113	1,113

4,236	5,033	3,017	1,434	10,534		1,143	2,958	28,355

2,557	(293)	2,103	303	3,921		(1,031)	(288)	7,272

					205	15	259	479

2,557	(293)	2,103	303	3,921	205	(1,016)	(29)	7,751

								1,419

								79

								6,253

1 Impairments of financial investments for the year ended 31 December 2003 were as follows: Global Wealth Management & Business Banking CHF 19 million; Global Asset Management CHF 2 million; Investment Bank CHF14 million; Corporate Center CHF 149 million and Industrial Holdings CHF178 million.  2 For further information regarding goodwill and other intangible assets by Business Group, please see Note 15: Goodwill and Other Intangible Assets.  3 The funding surplus or requirement is reflected in each Business Group and adjusted in Corporate Center.

Financial Statements
Notes to the Financial Statements

Note 2b Segment Reporting by Geographic Location

The geographic analysis of total assets is based on customer domicile, whereas operating income and capital expenditure are based on the location of the office in which the transactions and assets are recorded. Because of the global nature of financial markets, the Group’s business is managed on an integrated basis worldwide, with a view to profitability by product line. The geographical analysis of operating income, total assets and capital expenditure is provided in order to comply with IFRS and does not reflect the way the Group is managed. Management believes that analysis by Business Group, as shown in Note 2a to these Financial Statements, is a more meaningful representation of the way in which the Group is managed.

For the year ended 31 December 2005
	Total operating income		Total assets		Capital expenditure
	CHF million	Share %	CHF million	Share %	CHF million	Share %

Switzerland	15,042	29	203,854	10	973	49

Rest of Europe / Middle East / Africa	17,680	35	687,963	33	467	24

Americas	15,293	30	1,006,185	49	386	20

Asia Pacific	2,960	6	162,248	8	139	7

Total	50,975	100	2,060,250	100	1,965	100

For the year ended 31 December 2004
	Total operating income		Total assets		Capital expenditure
	CHF million	Share %	CHF million	Share %	CHF million	Share %

Switzerland	13,863	33	193,411	11	1,993	65

Rest of Europe / Middle East / Africa	12,240	29	561,390	32	556	18

Americas	14,048	33	830,350	48	376	12

Asia Pacific	2,260	5	151,967	9	164	5

Total	42,411	100	1,737,118	100	3,089	100

For the year ended 31 December 2003
	Total operating income		Total assets		Capital expenditure
	CHF million	Share %	CHF million	Share %	CHF million	Share %

Switzerland	12,294	35	182,225	12	683	37

Rest of Europe / Middle East / Africa	8,373	23	538,305	35	562	31

Americas	13,160	37	739,021	47	530	29

Asia Pacific	1,800	5	94,428	6	53	3

Total	35,627	100	1,553,979	100	1,828	100

Income Statement

Note 3 Net Interest and Trading Income

Accounting standards require separate disclosure of net interest income and net trading income (see the second and the third table). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different business activities. In many cases, a particular business activity can generate both net interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. UBS management therefore analyzes net interest and trading in-

come according to the business activity generating it. The table below (labeled Breakdown by business activity) provides information that corresponds to this management view. For example, net income from trading activities is further broken down into the four sub-components of Equities, Fixed income, Foreign exchange and Other. These activities generate both types of income (interest and trading revenue) and therefore this analysis is not comparable to the breakdown provided in the table on the next page (Net trading income).

Net interest and trading income
	For the year ended			% change from
CHF million	31.12.05	31.12.04	31.12.03	31.12.04

Net interest income	9,528	11,744	12,261	(19)

Net trading income	7,996	4,902	3,670	63

Total net interest and trading income	17,524	16,646	15,931	5

Breakdown by business activity
	For the year ended			% change from
CHF million	31.12.05	31.12.04	31.12.03	31.12.04

Equities	3,928	3,098	2,445	27

Fixed income	5,741	6,264	6,474	(8)

Foreign exchange	1,458	1,467	1,436	(1)

Other	292	203	258	44

Net income from trading activities	11,419	11,032	10,613	4

Net income from interest margin products	5,355	5,070	5,000	6

Net income from treasury and other activities	750	544	318	38

Total net interest and trading income	17,524	16,646	15,931	5

Net interest income
	For the year ended			% change from
CHF million	31.12.05	31.12.04	31.12.03	31.12.04

Interest income

Interest earned on loans and advances	11,414	8,907	10,449	28

Interest earned on securities borrowed and reverse repurchase agreements	23,641	11,006	11,148	115

Interest and dividend income from financial investments	86	38	57	126

Interest and dividend income from trading portfolio	24,145	19,277	18,391	25

Total	59,286	39,228	40,045	51

Interest expense

Interest on amounts due to banks and customers	11,080	5,475	4,996	102

Interest on securities lent and repurchase agreements	20,626	10,014	9,623	106

Interest and dividend expense from trading portfolio	10,736	7,993	9,925	34

Interest on financial liabilities designated at fair value	2,390	1,168	751	105

Interest on debt issued	4,926	2,834	2,489	74

Total	49,758	27,484	27,784	81

Net interest income	9,528	11,744	12,261	(19)

Financial Statements
Notes to the Financial Statements

Note 3 Net Interest and Trading Income (continued)

Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.

Net trading income [1]
	For the year ended			% change from
CHF million	31.12.05	31.12.04	31.12.03	31.12.04

Equities	3,900	2,254	1,660	73

Fixed income [2]	1,256	131	369	859

Foreign exchange and other	2,840	2,517	1,614	13

Net trading income	7,996	4,902	3,670	63

1 Please refer to the table “Net Interest and Trading Income” on the previous page for the Equities, Fixed income, Foreign exchange and Other business results (for an explanation, read the corresponding introductory comment). 2 Includes commodities trading income.

Included in the Net trading income table are fair value changes of CHF (4,024) million for the year ended 31 December 2005, CHF (1,203) million for the year ended 31 December 2004, and CHF (115) million for the year ended 31 December 2003 related to financial liabilities designated as held at fair value through profit and loss. For 2005, CHF (4,277) million of the total fair value change was attributable to changes in fair value of embedded derivatives, while CHF 253 million was attributable to changes in LIBOR. For 2004, CHF (801) million of the total fair value change was attributable to changes in fair value of embedded derivatives, while CHF (402) million was attributable to changes in LIBOR. The exposure from embedded derivatives is economically hedged with derivatives whose change in fair value is also reported in Net trading income, offsetting the fair value changes related to financial liabilities designated as held at fair value.

Note 4 Net Fee and Commission Income

	For the year ended			% change from
CHF million	31.12.05	31.12.04	31.12.03	31.12.04

Equity underwriting fees	1,341	1,417	1,267	(5)

Bond underwriting fees	1,516	1,114	1,084	36

Total underwriting fees	2,857	2,531	2,351	13

Corporate finance fees	1,460	1,078	761	35

Brokerage fees	6,718	5,794	5,477	16

Investment fund fees	4,750	3,948	3,500	20

Fiduciary fees	212	197	216	8

Custodian fees	1,176	1,143	1,097	3

Portfolio and other management and advisory fees	5,310	4,488	3,718	18

Insurance-related and other fees	372	343	356	8

Total securities trading and investment activity fees	22,855	19,522	17,476	17

Credit-related fees and commissions	306	264	244	16

Commission income from other services	1,027	977	1,082	5

Total fee and commission income	24,188	20,763	18,802	16

Brokerage fees paid	1,631	1,387	1,473	18

Other	1,121	870	656	29

Total fee and commission expense	2,752	2,257	2,129	22

Net fee and commission income	21,436	18,506	16,673	16

Note 5 Other Income

	For the year ended			% change from
CHF million	31.12.05	31.12.04	31.12.03	31.12.04

Associates and subsidiaries

Net gains from disposals of consolidated subsidiaries	1	83	168	(99)

Net gains from disposals of investments in associates	26	1	2

Total	27	84	170	(68)

Financial investments available-for-sale

Net gains from disposals	231	132	90	75

Impairment charges	(26)	(34)	(184)	24

Total	205	98	(94)	109

Net income from investments in property [1]	42	65	75	(35)

Equity in income of associates	57	43	123	33

Net gains/(losses) from investment properties [2]	12	11	(42)	9

Other	218	277	223	(21)

Total other income from Financial Businesses	561	578	455	(3)

Other income from Industrial Holdings	564	354	(230)	59

Total other income	1,125	932	225	21

1 Includes net rent received from third parties and net operating expenses. 2 Includes unrealized and realized gains/(losses) from investment properties at fair value.

Note 6 Personnel Expenses

	For the year ended			% change from
CHF million	31.12.05	31.12.04	31.12.03	31.12.04

Salaries and bonuses	16,646	14,807	14,206	12

Contractors	834	580	539	44

Insurance and social security contributions	1,351	1,069	960	26

Contribution to retirement plans	736	670	685	10

Other personnel expenses	1,482	1,486	1,828	0

Total personnel expenses	21,049	18,612	18,218	13

Note 7 General and Administrative Expenses

	For the year ended			% change from
CHF million	31.12.05	31.12.04	31.12.03	31.12.04

Occupancy	1,276	1,259	1,300	1

Rent and maintenance of IT and other equipment	675	722	748	(7)

Telecommunications and postage	853	822	847	4

Administration	998	1,036	1,048	(4)

Marketing and public relations	609	527	459	16

Travel and entertainment	777	639	522	22

Professional fees	689	718	599	(4)

Outsourcing of IT and other services	872	924	826	(6)

Other	298	513	281	(42)

Total general and administrative expenses	7,047	7,160	6,630	(2)

Financial Statements
Notes to the Financial Statements

Note 8 Earnings per Share (EPS) and Shares Outstanding

	For the year ended			% change from
	31.12.05	31.12.04	31.12.03	31.12.04

Basic earnings (CHF million)

Net profit attributable to UBS shareholders	14,029	8,016	5,904	75

from continuing operations	9,844	7,609	5,510	29

from discontinued operations	4,185	407	394	928

Diluted earnings (CHF million)

Net profit attributable to UBS shareholders	14,029	8,016	5,904	75

Less: (Profit)/loss on equity derivative contracts	(22)	(5)	1	(340)

Net profit attributable to UBS shareholders for diluted EPS	14,007	8,011	5,905	75

from continuing operations	9,845	7,612	5,511	29

from discontinued operations	4,162	399	394	943

Weighted average shares outstanding

Weighted average shares outstanding	1,006,993,877	1,029,918,463	1,086,161,476	(2)

Potentially dilutive ordinary shares resulting from options and warrants outstanding [1]	41,601,893	52,042,897	52,639,149	(20)

Weighted average shares outstanding for diluted EPS	1,048,595,770	1,081,961,360	1,138,800,625	(3)

Earnings per share (CHF)

Basic	13.93	7.78	5.44	79

from continuing operations	9.78	7.39	5.07	32

from discontinued operations	4.15	0.39	0.37	964

Diluted	13.36	7.40	5.19	81

from continuing operations	9.39	7.04	4.84	33

from discontinued operations	3.97	0.36	0.35

1 Total equivalent shares outstanding on options that were not dilutive for the respective periods but could potentially dilute earnings per share in the future were 14,558,875, 18,978,199 and 37,234,538 for the years ended 31 December 2005, 31 December 2004 and 31 December 2003, respectively.

	As at			% change from
	31.12.05	31.12.04	31.12.03	31.12.04

Shares outstanding

Total ordinary shares issued	1,088,632,522	1,126,858,177	1,183,046,764	(3)

Second trading line treasury shares

2003 program			56,707,000

2004 program		39,935,094

2005 program	33,885,000

Other treasury shares	70,374,874	84,728,216	80,034,227	(17)

Total treasury shares	104,259,874	124,663,310	136,741,227	(16)

Shares outstanding	984,372,648	1,002,194,867	1,046,305,537	(2)

Balance Sheet: Assets

Note 9a Due from Banks and Loans

By type of exposure
CHF million	31.12.05	31.12.04

Banks [1]	33,689	35,675

Allowance for credit losses	(45)	(256)

Net due from banks	33,644	35,419

Loans [1]

Residential mortgages	127,990	117,731

Commercial mortgages	18,509	18,950

Other loans	125,081	97,777

Subtotal	271,580	234,458

Allowance for credit losses	(1,611)	(2,291)

Net loans	269,969	232,167

Net due from banks and loans	303,613	267,586

1 Includes Due from banks and loans from Industrial Holdings in the amount of CHF 728 million and 909 million for 2005 and 2004, respectively.

By geographical region (based on the location of the borrower)
CHF million	31.12.05	31.12.04

Switzerland	158,465	152,130

Rest of Europe/Middle East/Africa	50,669	45,840

Americas	83,514	61,751

Asia Pacific	12,621	10,412

Subtotal	305,269	270,133

Allowance for credit losses	(1,656)	(2,547)

Net due from banks and loans	303,613	267,586

By type of collateral
CHF million	31.12.05	31.12.04

Secured by real estate	148,412	138,692

Collateralized by securities	45,393	38,872

Guarantees and other collateral	24,338	18,973

Unsecured	87,126	73,596

Subtotal	305,269	270,133

Allowance for credit losses	(1,656)	(2,547)

Net due from banks and loans	303,613	267,586

Financial Statements
Notes to the Financial Statements

Note 9b Allowances and Provisions for Credit Losses

	Specific allowances	Collective loan	Total	Total
CHF million	and provisions	loss provision	31.12.05	31.12.04

Balance at the beginning of the year	2,641	161	2,802	3,775

Write-offs	(647)	(4)	(651)	(856)

Recoveries	63	0	63	59

Increase / (decrease) in credit loss allowance and provision	(298)	(76)	(374) [2]	(241)

Disposal of subsidiaries	(61)	0	(61)	0

Foreign currency translation and other adjustments	(8)	5	(3)	65

Balance at the end of the year [1]	1,690	86	1,776	2,802

CHF million			31.12.05	31.12.04

As a reduction of Due from banks			45	256

As a reduction of Loans			1,611	2,291

As a reduction of other balance sheet positions			11	41

Subtotal			1,667	2,588

Included in Other liabilities related to provisions for contingent claims			109	214

Total allowances and provisions for credit losses			1,776	2,802

1 Includes country provisions of CHF 65 million and CHF 183 million at 31 December 2005 and 31 December 2004, respectively. 2 Credit loss expense of CHF 1 million relates to discontinued operations.

Note 9c Impaired Due from Banks and Loans

CHF million	31.12.05	31.12.04

Total gross impaired due from banks and loans [1,2]	3,434	4,699

Allowance for impaired due from banks	32	239

Allowance for impaired loans	1,561	2,185

Total allowances for credit losses related to impaired due from banks and loans	1,593	2,424

Average total gross impaired due from banks and loans [3]	4,089	5,858

1 All impaired due from banks and loans have a specific allowance for credit losses. 2 Interest income on impaired due from banks and loans was CHF 123 million for 2005, CHF 172 million for 2004 and CHF 279 million for 2003. 3 Average balances were calculated from quarterly data.

CHF million	31.12.05	31.12.04

Total gross impaired due from banks and loans	3,434	4,699

Estimated liquidation proceeds of collateral	(1,366)	(1,758)

Net impaired due from banks and loans	2,068	2,941

Total allowances for credit losses related to impaired due from banks and loans	1,593	2,424

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

Note 9d Non-Performing Due from Banks and Loans (continued)

CHF million	31.12.05	31.12.04

Total gross non-performing due from banks and loans	2,363	3,555

Total allowances for credit losses related to non-performing due from banks and loans	1,393	2,183

Average total gross non-performing due from banks and loans [1]	3,082	4,197

1 Average balances are calculated from quarterly data.

CHF million	31.12.05	31.12.04

Non-performing due from banks and loans at the beginning of the year	3,555	4,758

Net additions/(reductions)	(515)	(496)

Write-offs and disposals	(677)	(707)

Non-performing due from banks and loans at the end of the year	2,363	3,555

By type of exposure
CHF million	31.12.05	31.12.04

Banks	27	242

Loans

Mortgages	621	1,011

Other	1,715	2,302

Total loans	2,336	3,313

Total non-performing due from banks and loans	2,363	3,555

By geographical region (based on the location of borrower)
CHF million	31.12.05	31.12.04

Switzerland	2,106	2,772

Rest of Europe/Middle East/Africa	155	466

Americas	94	220

Asia Pacific	8	97

Total non-performing due from banks and loans	2,363	3,555

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

Balance sheet assets
	Cash collateral on	Reverse repurchase	Cash collateral on	Reverse repurchase
	securities borrowed	agreements	securities borrowed	agreements
CHF million	31.12.05	31.12.05	31.12.04	31.12.04

By counterparty

Banks	236,286	259,608	167,567	243,890

Customers	64,045	144,824	52,675	113,274

Total	300,331	404,432	220,242	357,164

Balance sheet liabilities
	Cash collateral on	Repurchase	Cash collateral on	Repurchase
	securities lent	agreements	securities lent	agreements
CHF million	31.12.05	31.12.05	31.12.04	31.12.04

By counterparty

Banks	46,766	278,287	40,580	252,151

Customers	30,501	200,221	20,965	170,436

Total	77,267	478,508	61,545	422,587

Financial Statements
Notes to the Financial Statements

Note 11 Trading Portfolio

The Group trades in debt instruments (including money market paper and tradeable loans), equity instruments, precious metals, commodities and derivatives to meet the financial needs of its customers and to generate revenue. Note 22 provides a description of the various classes of derivatives together with the related notional amounts.

CHF million	31.12.05	31.12.04

Trading portfolio assets

Money market paper	57,685	44,956

thereof pledged as collateral with central banks	11,717	4,706

thereof pledged as collateral (excluding central banks)	16,307	17,869

thereof pledged as collateral and can be repledged or resold by counterparty	11,563	12,580

Debt instruments

Swiss government and government agencies	589	776

US Treasury and government agencies	77,569	92,330

Other government agencies	64,823	80,539

Corporate listed	169,841	144,684

Other unlisted	74,253	35,650

Total	387,075	353,979

thereof pledged as collateral	146,035	147,525

thereof can be repledged or resold by counterparty	110,857	120,317

Equity instruments

Listed	139,101	103,924

Unlisted	20,958	18,516

Total	160,059	122,440

thereof pledged as collateral	33,559	27,140

thereof can be repledged or resold by counterparty	32,339	26,218

Traded loans	36,212	16,077

Precious metals, commodities [1]	13,025	11,150

Total trading portfolio assets	654,056	548,602

Trading portfolio liabilities

Debt instruments

Swiss government and government agencies	407	511

US Treasury and government agencies	74,758	54,848

Other government agencies	52,833	49,512

Corporate listed	19,885	27,413

Other unlisted	1,224	2,600

Total	149,107	134,884

Equity instruments	39,524	36,149

Total trading portfolio liabilities	188,631	171,033

1 Commodities predominantly consist of energy.

Note 12 Financial Investments (available-for-sale)

CHF million	31.12.05	31.12.04

Money market paper	141	567

Other debt instruments

Listed	587	261

Unlisted	91	28

Total	678	289

Equity instruments

Listed	2,548	504

Unlisted	1,738	689

Total	4,286	1,193

Private equity investments	1,446	2,139

Total financial investments	6,551	4,188

thereof eligible for discount at central banks	40	86

The following tables show the unrealized gains and losses not recognized in the income statement for the years ended 2005 and 2004:

		Unrealized gains/losses not recognized in the income statement
CHF million	Fair value	Gross gains	Gross losses	Net, before tax	Tax effect	Net, after tax

31 December 2005

Money market paper	141	0	0	0	0	0

Debt securities issued by Swiss national government and agencies	3	0	0	0	0	0

Debt securities issued by Swiss local governments	0	0	0	0	0	0

Debt securities issued by US Treasury and agencies	64	0	(1)	(1)	0	(1)

Debt securities issued by foreign governments and official institutions	47	0	0	0	0	0

Corporate debt securities	421	7	(11)	(4)	0	(4)

Mortgage-backed securities	143	0	(3)	(3)	0	(3)

Other debt securities	0	0	0	0	0	0

Equity investments	4,286	738	(16)	722	(133)	589

Private equity investments	1,446	405	(15)	390	(31)	359

Total	6,551	1,150	(46)	1,104	(164)	940

		Unrealized gains/losses not recognized in the income statement
CHF million	Fair value	Gross gains	Gross losses	Net, before tax	Tax effect	Net, after tax

31 December 2004

Money market paper	567	0	0	0	0	0

Debt securities issued by Swiss national government and agencies	10	1	0	1	0	1

Debt securities issued by Swiss local governments	20	1	0	1	0	1

Debt securities issued by US Treasury and agencies	0	0	0	0	0	0

Debt securities issued by foreign governments and official institutions	40	0	0	0	0	0

Corporate debt securities	147	7	(4)	3	0	3

Mortgage-backed securities	72	0	0	0	0	0

Other debt securities	0	0	0	0	0	0

Equity investments	1,193	455	(5)	450	(83)	367

Private equity investments	2,139	577	(22)	555	(88)	467

Total	4,188	1,041	(31)	1,010	(171)	839

Financial Statements
Notes to the Financial Statements

Note 12 Financial Investments (available-for-sale) (continued)

The unrealized losses not recognized in the income statement are considered to be temporary on the basis that the investments are intended to be held for a period of time sufficient to recover their cost, and UBS believes that the evidence indicating that the cost of the investments should be recoverable within a reasonable period of time outweighs the evidence to the contrary. This includes the nature of the invest-

ments, valuations and research undertaken by UBS, the current outlook for each investment, offers under negotiation at favourable prices and the duration of the unrealized losses.

The following table shows the duration of unrealized losses not recognized in the income statement for the year ended 2005:

	Fair value			Unrealized losses
	Investments	Investments		Investments	Investments
	with unrealized	with unrealized		with unrealized	with unrealized
	loss less than	loss more than		loss less than	loss more than
CHF million	12 months	12 months	Total	12 months	12 months	Total

31 December 2005

Money market paper	0	0	0	0	0	0

Debt securities issued by the Swiss national government and agencies	0	0	0	0	0	0

Debt securities issued by Swiss local governments	0	0	0	0	0	0

Debt securities issued by US Treasury and agencies	55	0	55	(1)	0	(1)

Debt securities issued by foreign governments and official institutions	0	0	0	0	0	0

Corporate debt securities	272	0	272	(11)	0	(11)

Mortgage-backed securities	0	143	143	0	(3)	(3)

Other debt securities	0	0	0	0	0	0

Equity investments	2,032	16	2,048	(13)	(3)	(16)

Private equity investments	117	34	151	(10)	(5)	(15)

Total	2,476	193	2,669	(35)	(11)	(46)

Contractual maturities of the investments in debt instruments [1]
	Within 1 year		1–5 years		5–10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2005

Swiss national government and agencies	0	0.00	2	4.36	0	0.00	1	4.00

Swiss local governments	0	0.00	0	0.00	0	0.00	0	0.00

US Treasury and agencies	0	0.00	42	5.51	10	5.77	12	6.03

Foreign governments and official institutions	38	1.91	2	1.90	5	5.64	2	6.17

Corporate debt securities	13	3.20	239	4.25	66	5.38	103	5.66

Mortgage-backed securities	0	0.00	0	0.00	14	3.92	129	4.80

Other debt securities	0	0.00	0	0.00	0	0.00	0	0.00

Total fair value	51		285		95		247

1 Money market paper has a contractual maturity of less than one year.

Proceeds from sales and maturities of investment securities available-for-sale, excluding private equity, were as follows:

CHF million	31.12.05	31.12.04

Proceeds	298	277

Gross realized gains	60	58

Gross realized losses	1	45

Note 13 Investments in Associates

CHF million	31.12.05	31.12.04

Carrying amount at the beginning of the year	2,675	2,009

Additions	938	1,919 [1]

Disposals	(935)	(823)

Transfers	(13)	(378)

Income [2]	152	67

Dividend paid	(59)	(42)

Foreign currency translation	198	(77)

Carrying amount at the end of the year	2,956	2,675

1 Additions of CHF 1,022 million due to the consolidation of Motor-Columbus. 2 Income of CHF 95 million and CHF 24 million is related to Industrial Holdings for 2005 and 2004, respectively.

Note 14 Property and Equipment

At historical cost less accumulated depreciation
				Other	Plant and
		Leasehold	IT, software	machines	manu-
	Own-used	improve-	and com-	and	facturing	Projects in
CHF million	properties	ments	munication	equipment	equipment	progress	31.12.05	31.12.04

Historical cost

Balance at the beginning of the year	9,752	2,592	3,979	1,835	3,031	239	21,428	20,346

Additions	178	132	841	194	127	393	1,865	1,462

Additions from acquired companies	3	1	2	0	110	0	116	2,093

Disposals/write-offs [1]	(490)	(98)	(880)	(393)	(494)	(8)	(2,363)	(2,020)

Reclassifications	(26)	232	108	(118)	71	(217)	50	(186)

Foreign currency translation	29	191	211	78	59	6	574	(267)

Balance at the end of the year	9,446	3,050	4,261	1,596	2,904	413	21,670	21,428

Accumulated depreciation

Balance at the beginning of the year	4,701	1,659	3,375	1,503	760	0	11,998	11,867

Depreciation [2]	276	216	716	115	233	0	1,556	1,576

Disposals/write-offs [1]	(158)	(61)	(811)	(318)	(354)	0	(1,702)	(1,182)

Reclassifications	(42)	71	0	3	0	0	32	(43)

Foreign currency translation	4	114	194	46	33	0	391	(220)

Balance at the end of the year	4,781	1,999	3,474	1,349	672	0	12,275	11,998

Net book value at the end of the year [3]	4,665	1,051	787	247	2,232	413	9,395	9,430

1 Includes write-offs of fully depreciated assets. 2 Depreciation expense of CHF 63 million and CHF 99 million is related to Discontinued operations for 2005 and 2004 respectively. 3 Fire insurance value of property and equipment is CHF 16,050 million (2004: CHF 16,031 million).

At fair value
	Investment	Projects
CHF million	properties	in progress	31.12.05	31.12.04

Balance at the beginning of the year	41	39	80	236

Additions	26	0	26	91

Additions from acquired companies	0	0	0	1

Sales	(25)	0	(25)	(241)

Reclassifications	(16)	(39)	(55)	0

Foreign currency translation	2	0	2	(7)

Balance at the end of the year	28	0	28	80

Financial Statements
Notes to the Financial Statements

Note 15 Goodwill and Other Intangible Assets

Six out of eight segments carry goodwill, of which Industrial Holdings and Private Banks & GAM (at 31 December 2004 only) each have less than 5% of the total balance. Business Banking Switzerland and Corporate Functions carry no goodwill. For the purpose of testing goodwill for impairment, UBS determines the recoverable amount of its segments on the basis of value in use. The recoverable amount is determined using a proprietary model based on the discounted cash flow method, which has been adapted to give effect to the special features of the banking business and its regulatory environment. The recoverable amount is determined by estimating streams of earnings available to shareholders in the next four quarters based on a rolling forecast process, discounted to their presented values. The terminal value reflecting the second and subsequent years is calculated using the first-year profit multiplied by the individual price-earnings multiple per segment, and discounted to present value. The recoverable amount of the segments is the sum of earnings available to shareholders in the first year and the terminal value.

The model is most sensitive to changes in the estimated earnings available to shareholders in year one and to the price-earnings multiple. Earnings available to shareholders are estimated based on forecast results, business initiatives and planned capital investments and returns to shareholders. Price-earnings multiples are determined internally, taking into account the forecast return on equity, the cost of equity and the long-term growth rate. Applied values are also validated against UBS’s most recent share price development to ensure that the applied values are reasonably in line with market development. Discount rates applied range from 8.5% for Wealth Management International & Switzerland and Wealth Management US to 10.5% for Investment Bank.
Management believes that reasonable changes in key assumptions used to determine the recoverable amounts of segments will not result in an impairment situation.

	Goodwill	Other intangible assets
			Customer
			relationships,
			contractual
CHF million	Total	Infrastructure	rights and other	Total	31.12.05	31.12.04

Historical cost

Balance at the beginning of the year	8,865	880	3,351	4,231	13,096	15,741

Additions and reallocations	1,518	0	(1,426)	(1,426)	92	2,503

Disposals	(354)	0	(41)	(41)	(395)	(407)

Write-offs [1]	0	0	(112)	(112)	(112)	(524)

Foreign currency translation	1,284	136	284	420	1,704	(1,203)

Balance at the end of the year	11,313	1,016	2,056	3,072	14,385	16,110

Accumulated amortization [2]

Balance at the beginning of the year		184	711	895	895	3,872

Amortization [3]		49	291	340	340	1,066

Reallocations		0	(307)	(307)	(307)	0

Disposals		0	(30)	(30)	(30)	(188)

Write-offs [1]		0	(112)	(112)	(112)	(524)

Foreign currency translation		30	83	113	113	(317)

Balance at the end of the year		263	636	899	899	3,909

Net book value at the end of the year	11,313	753	1,420	2,173	13,486	12,201

1  Represents write-offs of fully amortized other intangible assets.   2  Goodwill amortization ceased to be recorded on 1 January 2005 due to the adoption of IFRS 3, Business Combinations. The standard requires that accumulated goodwill amortization be netted against the historical cost.   3  In 2005, amortization expense of CHF 6 million for other intangible assets relates to discontinued operations, in 2004, amortization expense of CHF 69 million for goodwill and CHF 7 million for other intangible assets is related to discontinued operations.

Note 15 Goodwill and Other Intangible Assets (continued)

The following table presents the disclosure of goodwill and other intangible assets by business segment for the year ended 31 December 2005.

	Balance at					Balance at
	the beginning	Additions and			Foreign currency	the end
CHF million	of the year	reallocations	Disposals	Amortization	translation	of the year

Goodwill

Wealth Management International & Switzerland	1,176	263	0	0	127	1,566

Wealth Management US	2,472	996	0	0	373	3,841

Business Banking Switzerland	0	0	0	0	0	0

Global Asset Management	1,189	57	0	0	192	1,438

Investment Bank	3,579	184	0	0	546	4,309

Private Banks & GAM	311	0	(353)	0	42	0

Corporate Functions	0	0	0	0	0	0

Industrial Holdings	138	18	(1)	0	4	159

UBS	8,865	1,518	(354)	0	1,284	11,313

Other intangible assets

Wealth Management International & Switzerland	159	(15)	0	(7)	4	141

Wealth Management US	1,560	(996)	0	(49)	238	753

Business Banking Switzerland	0	0	0	0	0	0

Global Asset Management	0	10	0	(1)	(1)	8

Investment Bank	418	(132)	0	(53)	63	296

Private Banks & GAM	14	0	(9)	(5)	0	0

Corporate Functions	24	0	0	(18)	3	9

Industrial Holdings	1,161	14	(2)	(207)	0	966

UBS	3,336	(1,119)	(11)	(340)	307	2,173

For further information about disclosure by Business Group, including the amortization of goodwill and other intangible assets of previous years, please see Note 2a: Segment Reporting by Business Group.

The estimated, aggregated amortization expenses for other intangible assets are as follows:

Other intangible
CHF million	assets

Estimated, aggregated amortization expenses for:

2006	297

2007	283

2008	269

2009	238

2010	219

2011 and thereafter	867

Total	2,173

Due to the issuance of IFRS 3 Business Combinations, goodwill amortization ceased from 1 January 2005. In addition, certain intangible assets were reclassified to Goodwill at 1 January 2005 and have been excluded for the purpose of calculating estimated (aggregated) amortization expenses for Other intangible assets. See Note 1aa) for further details.

Financial Statements
Notes to the Financial Statements

Note 16 Other Assets

CHF million	Note	31.12.05	31.12.04

Deferred tax assets	21	2,758	2,554

Settlement and clearing accounts		3,528	4,747

VAT and other tax receivables		312	358

Prepaid pension costs		832	804

Properties held for resale		578	535

Accounts receivable trade		364	387

Inventory – Industrial Holdings		2,007	2,045

Other receivables		5,811	5,945

Total other assets		16,190	17,375

Balance Sheet: Liabilities

Note 17 Due to Banks and Customers

CHF million	31.12.05	31.12.04

Due to banks	124,328	120,026

Due to customers in savings and investment accounts	113,889	101,081

Other amounts due to customers	337,644	274,995

Total due to customers	451,533	376,076

Total due to banks and customers	575,861	496,102

Note 18 Financial Liabilities Designated at Fair Value and Debt Issued

The Group issues both CHF and non-CHF denominated fixed-rate and floating-rate debt. Floating-rate debt generally pays interest based on the three-month or six-month London Interbank Offered Rate (LIBOR).

Subordinated debt securities are unsecured obligations of the Group and are subordinated in right of payment to all present and future senior indebtedness and certain other obligations of the Group. At 31 December 2005 and 31 December 2004, the Group had CHF 10,001 million and CHF 8,605 million, respectively, in subordinated debt. Subordinated debt usually pays interest annually and provides for single principal payments upon maturity.
At 31 December 2005 and 31 December 2004, the Group had CHF 157,771 million and CHF 91,455 million, respectively, in unsubordinated debt (excluding money market paper). Equity Linked Notes, a class of compound instruments issued by UBS totalling approximately CHF 39 billion, had to be reclassified in the balance sheet from negative replacement values to financial liabilities designated at fair value during 2005.
The Group issues debt with returns linked to equity, interest rates, foreign exchange and credit instruments or indices.

As described in Note 1n), most of these debt instruments have been designated as held at fair value through profit and loss and are presented in a separate line in the balance sheet. At 31 December 2005 and 31 December 2004, the Group had CHF 0 million and CHF 148 million, respectively, in bonds with attached warrants on UBS shares outstanding. All warrants related to those bonds issued in prior years have expired.

In addition, the Group uses interest rate and foreign exchange derivatives to manage the risks inherent in certain debt issues (held at amortized cost). In the case of interest rate risk management, the Group applies hedge accounting as discussed in Note 1o) and Note 22 – Derivative Instruments. As a result of applying hedge accounting, at 31 December 2005 and 31 December 2004, the carrying value of debt issued was CHF 294 million higher and CHF 349 million higher, respectively, reflecting changes in fair value due to interest rate movements.
The contractual redemption amount at maturity of financial liabilities designated at fair value approximates the carrying value at 31 December 2005 and 31 December 2004.

Financial Statements
Notes to the Financial Statements

Note 18 Financial Liabilities Designated at Fair Value and Debt Issued (continued)

Financial liabilities designated at fair value
CHF million	31.12.05	31.12.04

Bonds and compound debt instruments issued	109,724	61,646

Compound debt instruments – OTC	7,677	4,110

Total	117,401	65,756

Debt issued (held at amortized cost)
CHF million	31.12.05	31.12.04

Short-term debt: Money market paper issued	102,662	79,442

Long-term debt:

Bonds

Senior	46,545	28,063

Subordinated	10,001	8,605

Shares in bond issues of the Swiss regional or cantonal banks’ central bond institutions	38	60

Medium-term notes	1,464	1,686

Subtotal long-term debt	58,048	38,414

Total	160,710	117,856

The following table shows the split between fixed-rate and floating-rate debt issues based on the contractual terms. However, it should be noted that the Group uses interest rate swaps to hedge many of the fixed-rate debt issues, which changes their re-pricing characteristics into those of floating-rate debt.

Contractual maturity dates
								Total	Total
CHF million, except where indicated	2006	2007	2008	2009	2010	2011–2015	Thereafter	31.12.05	31.12.04

UBS AG (Parent Bank)

Senior debt

Fixed rate	90,714	8,597	5,982	7,988	6,754	7,687	782	128,504	69,413

Interest rates (range in %)	0–16.5	0–12.25	0–20	0–13.5	0–19.4	0–12	0–10

Floating rate	9,296	560	32	226	386	1,176	13,624	25,300	22,585

Subordinated debt

Fixed rate	1,637	1,385	0	518	0	3,112	1,006	7,658	8,247

Interest rates (range in %)	4.25–7.25	5.75–8	0	5.875	0	2.375–7.375	7.247–8.75

Floating rate	0	0	0	0	0	1,931	395	2,326	342

Subtotal	101,647	10,542	6,014	8,732	7,140	13,906	15,807	163,788	100,587

Subsidiaries

Senior debt

Fixed rate	53,878	960	5,955	7,688	3,420	4,180	17,251	93,332	71,018

Interest rates (range in %)	0–10	0–10	0–10	0–18.5	0–10	0–35	0–35

Floating rate	263	678	1,499	1,367	1,182	3,804	4,504	13,297	7,881

Subordinated debt

Fixed rate	0	0	0	0	0	0	17	17	16

Interest rates (range in %)							9

Floating rate	0	0	0	0	0	0	0	0	0

Subtotal	54,141	1,638	7,454	9,055	4,602	7,984	21,772	106,646	78,915

Total	155,788	12,180	13,468	17,787	11,742	21,890	37,579	270,434	179,502

The table above indicates fixed interest rate coupons ranging from 0 up to 35% on the Group’s bonds. These high or low coupons generally relate to structured debt issues prior to the separation of embedded derivatives. As a result, the stated in-

terest rate on such debt issues generally does not reflect the effective interest rate the Group is paying to service its debt after the embedded derivative has been separated and, where applicable, the application of hedge accounting.

Note 19 Other Liabilities

CHF million	Note	31.12.05	31.12.04

Provisions	20	2,072	2,020

Provisions for contingent claims	9b	109	214

Current tax liabilities		3,592	2,318

Deferred tax liabilities	21	2,633	3,146

VAT and other tax payables		712	520

Settlement and clearing accounts		2,707	2,185

Amounts due under unit-linked investment contracts		30,224	22,057

Accounts payable		1,425	1,597

Other payables		10,400	10,063

Total other liabilities		53,874	44,120

Note 20 Provisions

				Total	Total
CHF million	Operational	Litigation	Other[1]	31.12.05	31.12.04

Balance at the beginning of the year	299	485	1,236	2,020	1,490

Additions from acquired companies	0	0	1	1	700

New provisions charged to income	117	317	86	520	587

Capitalized reinstatement costs	0	0	3	3	66

Recoveries	3	17	5	25	34

Provisions applied	(102)	(269)	(217)	(588)	(772)

Disposal of subsidiaries	(4)	(7)	0	(11)	(11)

Foreign currency translation	21	49	32	102	(74)

Balance at the end of the year	334	592	1,146	2,072	2,020

1  Comprises provisions for: contract risk related to international electricity trading business; annual cost liabilities related to power purchases from joint venture companies where production costs exceed market prices; reinstatement costs; subleases.

Note 21 Income Taxes

	For the year ended
CHF million	31.12.05	31.12.04	31.12.03

Tax expense from continuing operations

Domestic

Current	1,490	1,225	795

Deferred	64	13	99

Foreign

Current	1,441	828	264

Deferred	(446)	158	261

Total income tax expense from continuing operations	2,549	2,224	1,419

Tax expense from discontinued operations

Domestic	489	108	66

Foreign	9	21	13

Total income tax expense from discontinued operations	498	129	79

Total income tax expense	3,047	2,353	1,498

The Group made net tax payments, including domestic and foreign taxes, of CHF 2,394 million, CHF 1,345 million and CHF 1,117 million for the full years of 2005, 2004 and 2003 respectively.

Financial Statements
Notes to the Financial Statements

Note 21 Income Taxes (continued)

The components of operating profit before tax, as well as the differences between income tax expense reflected in the Financial Statements and the amounts calculated at the Swiss statutory rate, are as follows:

	For the year ended
CHF million	31.12.05	31.12.04	31.12.03

Operating profit from continuing operations before tax	13,049	10,287	7,272

Domestic	6,241	5,882	4,996

Foreign	6,808	4,405	2,276

Income taxes at Swiss statutory rate of 22% for 2005 and 24% for 2004 and 2003	2,871	2,469	1,745

Increase / (decrease) resulting from:

Applicable tax rates differing from Swiss statutory rate	436	137	(233)

Tax losses not recognized	75	103	85

Previously unrecorded tax losses now recognized	(100)	(249)	(291)

Lower taxed income	(603)	(660)	(366)

Non-deductible goodwill and other intangible asset amortization	22	262	386

Other non-deductible expenses	223	219	186

Adjustments related to prior years and other	(219)	(296)	(191)

Change in deferred tax valuation allowance	(156)	239	98

Income tax expense from continuing operations	2,549	2,224	1,419

Significant components of the Group’s gross deferred income tax assets and liabilities are as follows:

CHF million	31.12.05	31.12.04

Deferred tax assets

Compensation and benefits	1,851	1,582

Net operating loss carry-forwards	2,235	2,251

Trading assets	586	483

Other	804	906

Total	5,476	5,222

Valuation allowance	(2,718)	(2,668)

Net deferred tax assets	2,758	2,554

Deferred tax liabilities

Compensation and benefits	55	119

Property and equipment	515	542

Investments	468	343

Provisions	0	313

Trading assets	448	408

Intangible assets	264	272

Other	883	1,149

Total deferred tax liabilities	2,633	3,146

The change in the balance of net deferred tax assets and deferred tax liabilities does not equal the deferred tax expense in those years. This is mainly due to the impact of the effects of foreign currency rate changes on tax assets and liabilities denominated in currencies other than CHF, as well as the booking of some of the tax benefits related to deferred compensation through Equity. In 2004, the acquisition of Motor-Columbus also had a significant impact.

Note 21 Income Taxes (continued)

Certain foreign branches and subsidiaries of the Group have deferred tax assets related to net operating loss carry-forwards and other items. Because realization of these assets is uncertain, the Group has established valuation allowances of CHF 2,718 million (CHF 2,668 million at 31 December 2004). For companies that suffered tax losses in either the current or preceding year, an amount of CHF 442 million (CHF 436 million at 31 December 2004) has been recognized as deferred tax assets based on expectations that sufficient taxable income will be generated in future years to utilize the tax loss carry-forwards.

The Group provides deferred income taxes on undistributed earnings of non-Swiss subsidiaries except to the extent that such earnings are indefinitely invested. In the event these earnings were distributed, additional taxes of approximately CHF 20 million would be due.
At 31 December 2005 net operating loss carry-forwards totaling CHF 5,553 million (not recognized as a deferred tax asset) are available to reduce taxable income of certain branches and subsidiaries.

The carry forwards expire as follows:	31.12.05

Within 1 year	8

From 2 to 4 years	211

After 4 years	5,334

Total	5,553

Note 22 Derivative Instruments

A derivative is a financial instrument, the value of which is derived from the value of another (“underlying”) financial instrument, an index or some other variable. Typically, the underlying is a share, commodity or bond price, an index value or an exchange or interest rate.

The majority of derivative contracts are negotiated as to amount (“notional”), tenor and price between UBS and its counterparties, whether other professionals or customers (over-the-counter or OTC contracts). The rest are standardized in terms of their amounts and settlement dates and are bought and sold on organized markets (exchange-traded contracts).
The notional amount of a derivative is generally the quantity of the underlying instrument on which the derivative contract is based and is the basis upon which changes in the value of the contract are measured. It provides an indication of the underlying volume of business transacted by the Group but does not provide any measure of risk.
Derivative instruments are carried at fair value, shown in the balance sheet as separate totals of Positive replacement values (assets) and Negative replacement values (liabilities). Positive replacement values represent the cost to the Group of replacing all transactions with a fair value in the Group’s favor if all the relevant counterparties of the Group were to default at the same time, assuming transactions could be replaced instantaneously. Negative replacement values represent the cost to the Group’s counterparties of replacing all their transactions with the Group with a fair value in their favor if the Group were to default. Positive and negative replacement values on different transactions are only netted if the transactions are with the same counterparty and the cash flows will be settled on a net basis. Changes in replacement values of derivative instruments are recognized in trading income unless they qualify as hedges for accounting purposes, as explained in Note 1 Summary of Significant Accounting Policies, section o) Derivative instruments and hedging.

Types of derivative instruments

The Group uses the following derivative financial instruments for both trading and hedging purposes:
Forwards and futures are contractual obligations to buy or sell financial instruments or commodities on a future date at a specified price. Forward contracts are tailor-made agreements that are transacted between counterparties on the OTC market, whereas futures are standardized contracts transacted on regulated exchanges.
Swaps are transactions in which two parties exchange cash flows on a specified notional amount for a predetermined period. Most swaps are traded OTC. The major types of swap transactions undertaken by the Group are as follows:
–	Interest rate swap contracts generally entail the contractual exchange of fixed-rate and floating-rate interest payments in a single currency, based on a notional amount and a reference interest rate, e.g. LIBOR.
–	Cross currency swaps involve the exchange of interest payments based on two different currency principal balances and reference interest rates and generally also entail exchange of principal amounts at the start and/or end of the contract.
–	Credit default swaps (CDSs) are the most common form of credit derivative, under which the party buying protection makes one or more payments to the party selling pro-

Financial Statements
Notes to the Financial Statements

Note 22 Derivative Instruments (continued)

tection in exchange for an undertaking by the seller to make a payment to the buyer following a credit event (as defined in the contract) with respect to a third-party credit entity (as defined in the contract). Settlement following a credit event may be a net cash amount or cash in return for physical delivery of one or more obligations of the credit entity and is made regardless of whether the protection buyer has actually suffered a loss. After a credit event and settlement, the contract is terminated.
–	Total rate of return swaps give the total return receiver exposure to all of the cash flows and economic benefits and risks of an underlying asset, without having to own the asset, in exchange for a series of payments, often based on a reference interest rate, e.g. LIBOR. The total return payer has an equal and opposite position.
Options are contractual agreements under which, typically, the seller (writer) grants the purchaser the right, but not the obligation, either to buy (call option) or to sell (put option) by or at a set date, a specified quantity of a financial instrument or commodity at a predetermined price. The purchaser pays a premium to the seller for this right. Options involving more complex payment structures are also transacted. Options may be traded OTC or on a regulated exchange and may be traded in the form of a security (warrant).

Derivatives transacted for trading purposes

Most of the Group’s derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify or reduce current or expected risks. Trading includes market making, positioning and arbitrage activities. Market making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning means managing market risk positions with the expectation of profiting from favorable movements in prices, rates or indices. Arbitrage activities involve identifying and profiting from price differentials between the same product in different markets or the same economic factor in different products.

Derivatives transacted for hedging purposes

The Group enters into derivative transactions for the purposes of hedging assets, liabilities, forecast transactions, cash flows and credit exposures. The accounting treatment of hedge transactions varies according to the nature of the instrument hedged and whether the hedge qualifies as such for accounting purposes.
Derivative transactions may qualify as hedges for accounting purposes if they are fair value hedges or cash flow hedges. These are described under the corresponding headings below. The Group’s accounting policies for derivatives designated and accounted for as hedging instruments are ex-

plained in Note 1o), Derivative instruments and hedging, where terms used in the following sections are explained.

The Group also enters into CDSs that provide economic hedges for credit risk exposures in the loan and traded product portfolios but do not meet the requirements for hedge accounting treatment.
Starting in fourth quarter 2005, the Group also entered into interest rate swaps for day-to-day economic interest rate risk management purposes, but without applying hedge accounting. The fair value changes of such swaps are booked to Net trading income. The Group is limiting the resultant income volatility by selecting short-term to medium term swaps only. Longer term swaps continue to be supported by the cash flow hedging model explained below.

Fair value hedges

The Group’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate instruments due to movements in market interest rates. For the year ended 31 December 2005, the Group recognized a net loss of CHF 22 million and in 2004 a net gain of CHF 22 million, representing the ineffective portions, as defined in Note 1o), of fair value hedges. The fair values of outstanding derivatives designated as fair value hedges were a CHF 380 million net positive replacement value at 31 December 2005 and a CHF 438 million net positive replacement value at 31 December 2004.

Fair value hedge of portfolio of interest rate risk

The Group has decided to apply the new hedge method introduced by IFRS to a specific portfolio of mortgage loans from the end of September 2005. In the months of November and December, the hedge relations were ineffective, and the hedges have therefore been de-designated. The Group recognized a net loss of CHF 1 million as hedge ineffectiveness on the hedges in fourth quarter 2005. The change in fair value of the hedged items up to the point of de-designation of the hedges is recorded separately from the hedged item on the balance sheet and is amortized to Interest income or expense as applicable over the remaining life of the de-designated hedge contracts. A CHF 0.4 million gain was recorded in Interest income as a result of such amortization in fourth quarter 2005. There were no derivative contracts designated as hedges under this hedge method at 31 December 2005.

Cash flow hedges of forecast transactions

The Group is exposed to variability in future interest cash flows on non-trading assets and liabilities that bear interest at variable rates or are expected to be refunded or reinvested in the future. The amounts and timing of future cash flows, representing both principal and interest flows, are projected

Note 22 Derivative Instruments (continued)

for each portfolio of financial assets and liabilities, based on contractual terms and other relevant factors including estimates of prepayments and defaults. The aggregate principal balances and interest cash flows across all portfolios over time form the basis for identifying the non-trading interest rate risk of the Group, which is hedged with interest rate swaps, the maximum maturity of which is 22 years.

The schedule of forecast principal balances on which the expected interest cash flows arise as at 31 December 2005 is shown below.

CHF billion	< 1 year	1–3 years	3–5 years	5–10 years	over 10 years

Cash inflows (assets)	212	391	270	263	8

Cash outflows (liabilities)	93	117	28	182	60

Net cash flows	119	274	242	81	(52)

Gains and losses on the effective portions of derivatives designated as cash flow hedges of forecast transactions are initially recorded in Shareholders’ equity as gains / losses not recognized in the income statement and are transferred to current period earnings when the forecast cash flows affect net profit or loss. The gains and losses on ineffective portions of such derivatives are recognized immediately in the income statement. A CHF 35 million gain and a CHF 13 million gain were recognized in 2005 and 2004, respectively, due to hedge ineffectiveness.
As at 31 December 2005 and 2004, the fair values of outstanding derivatives designated as cash flow hedges of forecast transactions were a CHF 1,124 million net negative replacement value and a CHF 818 million net negative replacement value, respectively. Swiss franc hedging interest rate swaps terminated during 2005 had a positive replacement value of CHF 80 million, but no interest rate swaps designated as cash flow hedges were terminated during 2004. At the end of 2005, unrecognized income of CHF 346 million associated with these swaps has remained deferred in Equity. It will be removed from equity when the hedged cash flows have an impact on net profit or loss. Amounts reclassified from Realized gains / losses not recognized in the income statement to current period earnings due to discontinuation of hedge accounting were a CHF 243 million net gain in 2005 and a CHF 304 million net gain in 2004. These amounts were recorded in Net interest income.

Risks of derivative instruments

Derivative instruments are transacted in many trading portfolios, which generally include several types of instruments, not just derivatives. The market risk of derivatives is managed and controlled as an integral part of the market risk of these port-
folios. The Group’s approach to market risk is described in Note 28, Financial Instruments Risk Position, part a) Market risk.
Derivative instruments are transacted with many different counterparties, most of whom are also counterparties for other types of business. The credit risk of derivatives is managed and controlled in the context of the Group’s overall credit exposure to each counterparty. The Group’s approach to credit risk is described in Note 28, Financial Instruments Risk Position, part b) Credit risk. It should be noted that, although the positive replacement values shown on the balance sheet can be an important component of the Group’s credit exposure, the positive replacement values for any one counterparty are rarely an adequate reflection of the Group’s credit exposure on its derivatives business with that counterparty. This is because, on the one hand, replacement values can increase over time (“potential future exposure”), while on the other hand, exposure may be mitigated by entering into master netting agreements and bilateral collateral arrangements with counterparties. Both the exposure measures used by the Group internally to control credit risk and the capital requirements imposed by regulators reflect these additional factors. In Note 28, part b) Credit risk, the Derivatives positive replacement values shown under Traded products, and in Note 28 part d) Capital adequacy, the Positive replacement values shown under Balance sheet assets are lower than those shown in the balance sheet and in the tables on the next two pages because they reflect legally enforceable close-out netting arrangements. Conversely, there are additional capital requirements shown in Note 28 part d) Capital adequacy under Off-balance sheet and other positions as Forward and swap contracts and Purchased options, which reflect the additional potential future exposure.

Financial Statements
Notes to the Financial Statements

Note 22 Derivative Instruments (continued)

											Total
As at 31 December 2005	Term to maturity										notional
	Within 3 months		3–12 months		1–5 years		Over 5 years		Total	Total	amount
CHF million	PRV[1]	NRV[2]	PRV	NRV	PRV	NRV	PRV	NRV	PRV	NRV	CHF bn

Interest rate contracts

Over-the-counter (OTC) contracts

Forward contracts	652	607	154	96	97	32	86	179	989	914	1,345.7

Swaps	5,953	4,701	12,630	13,156	77,445	75,523	105,029	101,256	201,057	194,636	15,680.4

Options	832	690	1,750	2,163	9,600	10,701	6,738	9,247	18,920	22,801	1,273.1

Exchange-traded contracts [3]

Futures											2,418.3

Options	59	55	118	123	6	6			183	184	26.6

Total	7,496	6,053	14,652	15,538	87,148	86,262	111,853	110,682	221,149	218,535	20,744.1

Credit derivative contracts

Over-the-counter (OTC) contracts

Credit default swaps	13	21	290	195	7,911	10,691	4,247	2,472	12,461	13,379	1,481.0

Total rate of return swaps	50	74	30	143	757	778	713	820	1,550	1,815	44.4

Total	63	95	320	338	8,668	11,469	4,960	3,292	14,011	15,194	1,525.4

Foreign exchange contracts

Over-the-counter (OTC) contracts

Forward contracts	2,905	2,470	962	806	643	499	54	96	4,564	3,871	502.9

Interest and currency swaps	20,162	22,092	10,239	9,256	12,102	12,252	5,875	6,242	48,378	49,842	3,592.6

Options	1,910	1,800	1,855	1,600	386	637	5	2	4,156	4,039	659.6

Exchange-traded contracts [3]

Futures											4.7

Options	6	6	1	1					7	7	0.1

Total	24,983	26,368	13,057	11,663	13,131	13,388	5,934	6,340	57,105	57,759	4,759.9

Precious metals contracts

Over-the-counter (OTC) contracts

Forward contracts	444	365	407	366	558	284	85	91	1,494	1,106	17.4

Options	276	431	607	521	1,128	1,050	99	55	2,110	2,057	56.9

Exchange-traded contracts [3]

Futures											1.6

Options	1,179	1,143	1,498	1,512	1,288	1,312			3,965	3,967	4.4

Total	1,899	1,939	2,512	2,399	2,974	2,646	184	146	7,569	7,130	80.3

Equity / index contracts

Over-the-counter (OTC) contracts

Forward contracts	859	627	747	769	1,410	499	2	13	3,018	1,908	101.8

Options	270	1,058	3,017	4,621	7,154	8,635	2,237	4,487	12,678	18,801	204.7

Exchange-traded contracts [3]

Futures											59.5

Options	1,997	1,827	2,396	2,473	3,787	4,277	178	206	8,358	8,783	345.3

Total	3,126	3,512	6,160	7,863	12,351	13,411	2,417	4,706	24,054	29,492	711.3

Commodity contracts

Over-the-counter (OTC) contracts

Forward contracts	2,146	2,099	4,208	3,908	2,301	2,488	3		8,658	8,495	70.7

Options	164	185	354	300	599	457	1	4	1,118	946	6.8

Exchange-traded contracts [3]

Futures											105.4

Options	28	42	64	47	26	23			118	112	12.2

Total	2,338	2,326	4,626	4,255	2,926	2,968	4	4	9,894	9,553	195.1

Total derivative instruments	39,905	40,293	41,327	42,056	127,198	130,144	125,352	125,170	333,782	337,663

1  PRV: positive replacement value.    2  NRV: negative replacement value.   3  Exchange-traded products include own account trades only.

Note 22 Derivative Instruments (continued)

											Total
As at 31 December 2004	Term to maturity									notional
	Within 3 months		3-12 months		1-5 years		Over 5 years		Total	Total	amount
CHF million	PRV[1]	NRV[2]	PRV	NRV	PRV	NRV	PRV	NRV	PRV	NRV	CHF bn

Interest rate contracts

Over-the-counter (OTC) contracts

Forward contracts	440	495	112	144	58	34	90	166	700	839	843.6

Swaps	4,305	4,002	11,015	11,921	65,419	64,487	76,470	75,287	157,209	155,697	9,871.0

Options	806	722	1,845	2,239	6,553	8,292	5,942	6,479	15,146	17,732	1,181.4

Exchange-traded contracts [3]

Futures											2,073.0

Options	86	87	133	103	5	5			224	195	817.9

Total	5,637	5,306	13,105	14,407	72,035	72,818	82,502	81,932	173,279	174,463	14,786.9

Credit derivative contracts

Over-the-counter (OTC) contracts

Credit default swaps	7	10	51	99	3,819	5,409	2,401	1,501	6,278	7,019	639.2

Total rate of return swaps	31	15	57	69	433	1,076	376	272	897	1,432	27.1

Total	38	25	108	168	4,252	6,485	2,777	1,773	7,175	8,451	666.3

Foreign exchange contracts

Over-the-counter (OTC) contracts

Forward contracts	3,496	4,585	807	1,316	186	449	68	240	4,557	6,590	355.6

Interest and currency swaps	27,587	28,094	15,101	14,907	20,897	15,484	7,189	7,240	70,774	65,725	2,811.4

Options	2,224	2,202	2,809	2,553	508	503	4	4	5,545	5,262	559.2

Exchange-traded contracts [3]

Futures											2.9

Options	9	9	81	79	11	10			101	98	5.9

Total	33,316	34,890	18,798	18,855	21,602	16,446	7,261	7,484	80,977	77,675	3,735.0

Precious metals contracts

Over-the-counter (OTC) contracts

Forward contracts	130	113	150	201	447	192	9	24	736	530	13.5

Options	156	115	281	251	683	615	34	28	1,154	1,009	43.4

Exchange-traded contracts [3]

Futures											0.8

Options	215	237	195	259	18	33			428	529	2.5

Total	501	465	626	711	1,148	840	43	52	2,318	2,068	60.2

Equity / index contracts

Over-the-counter (OTC) contracts

Forward contracts	795	506	572	419	1,912	928	129	24	3,408	1,877	103.6

Options	2,017	7,807	2,057	7,245	7,367	16,290	455	2,144	11,896	33,486	223.6

Exchange-traded contracts [3]

Futures											8.1

Options	1,212	1,040	947	1,142	1,711	1,979	98	109	3,968	4,270	401.6

Total	4,024	9,353	3,576	8,806	10,990	19,197	682	2,277	19,272	39,633	736.9

Commodity contracts

Over-the-counter (OTC) contracts

Forward contracts	338	343	519	491	420	379			1,277	1,213	35.4

Options	74	67	85	77	118	57			277	201	3.6

Exchange-traded contracts [3]

Futures											1.0

Options	2	6		2					2	8	1.2

Total	414	416	604	570	538	436	0	0	1,556	1,422	41.2

Total derivative instruments	43,930	50,455	36,817	43,517	110,565	116,222	93,265	93,518	284,577	303,712

1  PRV: positive replacement value.   2  NRV: negative replacement value.   3  Exchange-traded products include own account trades only.

Financial Statements
Notes to the Financial Statements

Off-Balance Sheet Information

Note 23 Fiduciary Transactions

Fiduciary placement represents funds customers have instructed the Group to place in foreign banks. The Group is not liable to the customer for any default by the foreign bank, nor do creditors of the Group have a claim on the assets placed.

CHF million	31.12.05	31.12.04

Placements with third parties	40,603	39,588

Fiduciary credits and other fiduciary financial transactions	0	57

Total fiduciary transactions	40,603	39,645

The Group also acts in its own name as trustee or in fiduciary capacities for the account of third parties. The assets managed in such capacities are not reported on the balance sheet unless they are invested with UBS. UBS earns commission and fee income from such transactions and assets. These activi-
ties potentially expose UBS to liability risks in cases of gross negligence with regard to non-compliance with its fiduciary and contractual duties. UBS has policies and processes in place to control these risks.

Note 24 Commitments and Contingent Liabilities

The Group utilizes various lending-related financial instruments in order to meet the financial needs of its customers. The Group issues commitments to extend credit, standby and other letters of credit, guarantees, commitments to enter into repurchase agreements, note issuance facilities and revolving underwriting facilities. Guarantees represent irrevocable assurances, subject to the satisfaction of certain conditions, that the Group will make payment in the event that the customer fails to fulfill its obligation to third parties. The Group also enters into commitments to extend credit in the form of credit lines that are available to secure the liquidity needs of customers but have not yet been drawn on by them, the majority of which range in maturity from one month to five years.
The contractual amount of these instruments is the maximum amount at risk for the Group if the customer fails to meet its obligations. The risk is similar to the risk involved in extending loan facilities and is subject to the same risk management and control framework. For the years ended 31 December 2005, 2004 and 2003 the Group recognized credit loss recoveries of CHF 39 million, CHF 31 million and CHF 23 million respectively, related to obligations incurred for contingencies and commitments.
The Group generally enters into sub-participations to mitigate the risks from commitments and contingencies. A sub-participation is an agreement by another party to take a share of the loss in the event that the borrower fails to fulfill its obligations and, where applicable, to fund a part of the credit facility. The Group retains the contractual relationship with the borrower, and the sub-participant has only an indirect relationship with the borrower. The Group will only enter into sub-participation agreements with banks whose rating is equal to or better than that of the borrower.

Note 24 Commitments and Contingent Liabilities (continued)

CHF million	31.12.05	31.12.04

Contingent liabilities

Credit guarantees and similar instruments [1]	11,526	10,252

Sub-participations	(719)	(621)

Total	10,807	9,631

Performance guarantees and similar instruments [2]	2,805	2,536

Sub-participations	(335)	(415)

Total	2,470	2,121

Documentary credits	2,235	2,106

Sub-participations	(207)	(272)

Total	2,028	1,834

Gross contingent liabilities	16,566	14,894

Sub-participations	(1,261)	(1,308)

Net contingent liabilities	15,305	13,586

Irrevocable commitments

Undrawn irrevocable credit facilities	72,905	53,168

Sub-participations	(2)	(7)

Total	72,903	53,161

Liabilities for calls on shares and other equities	20	19

Gross irrevocable commitments	72,925	53,187

Sub-participations	(2)	(7)

Net irrevocable commitments	72,923	53,180

Gross commitments and contingent liabilities	89,491	68,081

Sub-participations	(1,263)	(1,315)

Net commitments and contingent liabilities	88,228	66,766

Market value guarantees in form of written put options	317,973	352,509

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

As part of its trading and market making activities, UBS writes put options on a broad range of underlyings. For writing put options, UBS receives a premium, which is recognized as negative replacement value on the balance sheet. The contract volume of a written put option, which is the number of units of the underlying multiplied by the exercise price per unit, is considered a market price guarantee issued, because the option holder is entitled to make UBS purchase the underlying at the stated exercise price. The fair value of all written put options is recognized on the balance sheet as negative replacement value, which is significantly lower than the underlying total contract volume that represents the maximum potential payment UBS could be required to make upon exercise of the puts. The exposure from writing put options is subject to UBS’s risk management and control framework. Accordingly, neither the underlying total contract volume nor the negative replacement value are indicative of the actual risk exposure arising from written put options.

Financial Statements
Notes to the Financial Statements

Note 24 Commitments and Contingent Liabilities (continued)

CHF million	Mortgage collateral	Other collateral	Unsecured	Total

Overview of collateral

Gross contingent liabilities	355	9,558	6,653	16,566

Gross irrevocable commitments	3,333	33,722	35,850	72,905

Liabilities for calls on shares and other equities			20	20

Total 31.12.05	3,688	43,280	42,523	89,491

Total 31.12.04	3,599	30,045	34,437	68,081

Other commitments

The Group enters into commitments to fund external private equity funds and investments, which typically expire within five years. The commitments themselves do not involve credit or market risk as the funds purchase investments at market value at the time the commitments are drawn. The maximum amount available to fund these investments at 31 December 2005 and 31 December 2004 was CHF 933 million and CHF 1,019 million respectively.

Note 25 Operating Lease Commitments

At 31 December 2005, UBS was obligated under a number of non-cancellable operating leases for premises and equipment used primarily for banking purposes. The significant premises leases usually include renewal options and escalation clauses in line with general office rental market conditions as well as rent adjustments based on price indices. However, the lease agreements do not contain contingent rent payment clauses and purchase options. The leases also do not impose any restrictions on UBS’s ability to pay dividends, engage in debt financing transactions or enter into further lease agreements.
The minimum commitments for non-cancellable leases of premises and equipment are presented as follows:

CHF million			31.12.05

Operating leases due

2006			963

2007			908

2008			844

2009			783

2010			672

2011 and thereafter			3,973

Subtotal commitments for minimum payments under operating leases			8,143

Less: Sublease rentals under non-cancellable leases			821

Net commitments for minimum payments under operating leases			7,322

CHF million	31.12.05	31.12.04	31.12.03

Gross operating lease expense	1,232	1,309	1,354

from continuing operations	1,157	1,236	1,263

from discontinued operations	75	73	91

Sublease rental income from continuing operations	51	43	43

Net operating lease expense	1,181	1,266	1,311

from continuing operations	1,106	1,193	1,220

from discontinued operations	75	73	91

Additional Information

Note 26 Pledged Assets and Pledgeable Off-Balance Sheet Securities

Assets are pledged from the Group’s balance sheet as collateral or for other purposes. Additionally, the Group receives pledgeable securities in various types of transactions. These securities are not recognized on the balance sheet.

Pledged Assets

Assets are pledged as collateral for collateralized credit lines with central banks, loans from central mortgage institutions, deposit guarantees for savings banks, security deposits relating to stock exchange membership and mortgages on the Group’s property. No financial assets are pledged for contingent liabilities. The following table shows additional information about assets pledged or assigned as security for liabilities and assets subject to reservation of title for the years ended 31 December 2005 and 31 December 2004.

	Carrying amount	Related liability	Carrying amount	Related liability
CHF million	31.12.05	31.12.05	31.12.04	31.12.04

Mortgage loans	64	38	175	60

Securities	115,580	88,596	92,440	87,113

Property and equipment	520	683	320	0

Other	474	0	0	0

Total pledged assets	116,638	89,317	92,935	87,173

Pledgeable Off-Balance Sheet Securities

The Group also obtains off-balance sheet securities with the right to sell or repledge them as shown in the table below.

CHF million	31.12.05	31.12.04

Fair value of securities received which can be sold or repledged	1,255,176	968,737

as collateral under reverse repurchase, securities borrowing and lending arrangements,

derivative transactions and other transactions	1,183,238	921,067

in unsecured borrowings which can be sold or repledged	71,938	47,670

thereof sold or repledged	1,002,423	818,151

in connection with financing activities	918,802	737,805

to satisfy commitments under short sale transactions	70,174	57,903

in connection with derivative transactions	9,205	6,714

in connection with other transactions	4,242	15,729

Note 27 Litigation

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

Financial Statements
Notes to the Financial Statements

Note 28 Financial Instruments Risk Position

This section presents information about UBS’s exposure to and its management and control of risks, in particular the primary risks associated with its use of financial instruments:
–	market risk (part a) is exposure to market variables such as interest rates, exchange rates and equity markets
–	credit risk (part b) is the risk of loss resulting from client or counterparty default and arises on credit exposure in all forms, including settlement risk
–	liquidity risk (part c) is the risk that UBS is unable to meet its payment obligations when due.
Part d) presents and explains the Group’s regulatory capital position.
Part e) covers the financial instruments risk position of the industrial holding Motor-Columbus through its operating subsidiary Atel.
Sections a) to d) generally refer only to UBS’s financial businesses, and the tables in this note which are based on risk information include only the financial businesses of the Group. Those which present an analysis of the whole balance sheet include the positions of the Industrial Holdings segment, including Motor-Columbus.
Any representation of risk at a specific date offers only a snapshot of the risks taken, since both trading and non-trading positions can vary significantly on a daily basis, because they are actively managed. As such, it may not be representative of the level of risk at other times.

a) Market Risk

(i) Overview

Market risk is the risk of loss arising from movements in market variables including observable variables such as interest rates, exchange rates and equity indices, and others which may be only indirectly observable such as volatilities and correlations. The risk of price movements on securities and other obligations in tradable form resulting from general credit and country risk factors and events specific to individual issuers is also considered market risk.
Market risk is incurred in UBS primarily through trading activities, but also arises in some non-trading businesses.
Trading activities are centered in the Investment Bank and include market making, facilitation of client business and proprietary position taking. UBS is active in the cash and derivative markets for equities, fixed income and interest and rate products, foreign exchange and, to a lesser extent, precious metals and energy. In 2005, trading in derivatives on commodities (base metals and soft commodities) commenced, but the market risk from this business is not currently material.
Non-trading market risk arises primarily in Treasury (part of the Corporate Center) as a result of its balance sheet and capital management responsibilities. Interest rate risk arises from the funding of non-business items such as property and investments, from the investment of equity, and from long-term interest rate risk transferred from other Business Groups.
Other market risks from non-trading activities, predominantly interest rate risk, arise in all Business Groups but they are not significant.
There is a Chief Risk Officer (CRO) in each Business Group and a designated CRO for Treasury. The CROs report functionally to the Group CRO and are responsible for the independent control of market risk. The CROs and their teams ensure that all market risks are identified, establish the necessary controls and limits, monitor positions and exposures, and en-
sure the complete capture of market risk in risk measurement and reporting systems. An important element of the CRO’s role is the assessment of market risk in new businesses and products and in structured transactions.
Market risk authority is vested in the Chairman’s Office and the GEB and is delegated ad personam to the Group CRO and market risk officers in the Business Groups.
Market risk measures and controls are applied at the portfolio level, and concentration limits and other controls are applied where necessary to individual risk types, to particular books and to specific exposures. Portfolio risk measures are common to all market risks, but concentration limits and other controls are tailored to the nature of the activities and the risks they create.
The principal portfolio risk measures and limits on market risk are Value at Risk (VaR) and stress loss.
VaR is a statistically based estimate of the potential loss on the current portfolio from adverse market movements. It expresses maximum potential loss, but only to a certain level of confidence (99%), and there is therefore a specified statistical probability (1%) that actual loss could be greater than the VaR estimate. UBS’s VaR model assumes a certain holding period until positions can be closed (10 days) and it assumes that market moves occurring over this holding period will follow a similar pattern to those that have occurred over 10-day periods in the past. The assessment of past movements is based on data for the past five years, and these are applied directly to current positions, a method known as historical simulation.
The VaR measure captures both ‘general’ and ‘residual’ market risk. General market risk includes movements in interest rates, changes in credit spreads by rating class, directional movements in equity market indices, exchange rates, and precious metal and energy prices and associated option volatilities. Residual risks are risks that cannot be explained by general market moves – broadly

Note 28 Financial Instruments Risk Position (continued)
a) Market Risk (continued)

changes in the prices of individual debt and equity securities resulting from factors specific to individual issuers.
Stress loss measures quantify exposure to more extreme market movements than are normally reflected in VaR, under a variety of scenarios, and are an essential complement to VaR.
Controls are also applied to prevent any undue risk concentrations in trading books, taking into account variations in price volatility and market depth and liquidity. They include controls on exposure to individual market risk variables, such as individual interest or exchange rates (‘risk factors’), and on positions in the securities of individual issuers (‘issuer risk’) –see (a)(v) below.

(ii) Interest Rate Risk

Interest rate risk is the risk of loss resulting from changes in interest rates, including changes in the shape of yield curves. It is controlled primarily through the limit structure described in (a)(i). Exposure to interest rate movements can be expressed for all interest rate sensitive positions, whether marked to market or subject to amortized cost accounting, as the impact on their fair values of a one basis point (0.01%) change in interest rates. This sensitivity, analyzed by time band, is set out below. Interest rate sensitivity is one of the inputs to the VaR model.
The table sets out the extent to which UBS was exposed to interest rate risk at 31 December 2005 and 2004. It shows the net impact of a one basis point (0.01%) increase in market interest rates across all time bands on the fair values of interest rate sensitive positions, both on- and off-balance sheet. The impact of such an increase in interest rates depends on UBS’s net asset or net liability position in each category, currency and time band in the table. A negative amount in the table reflects a potential reduction in fair value, while a positive amount reflects a potential increase in fair value.
Positions shown as ‘trading’ are those which contribute to market risk regulatory capital, i.e. those considered ‘trading book’ for regulatory capital purposes (see section d). ‘Non-

Interest rate sensitivity position 1

		Interest rate sensitivity by time bands at 31.12.05
		Within 1	1 to 3	3 to 12	1 to 5	Over 5
CHF thousand gain / (loss) per basis point increase		month	months	months	years	years	Total

CHF	Trading	167	(526)	120	213	(322)	(349)

	Non-trading	(258)	(57)	(883)	(6,514)	(287)	(7,998)

USD	Trading	(306)	(103)	122	(3,238)	3,329	(196)

	Non-trading	70	(159)	(546)	(7,847)	35	(8,447)

EUR	Trading	536	(344)	(302)	(2,792)	2,725	(178)

	Non-trading	(2)	(33)	(18)	(271)	1,174	850

GBP	Trading	169	(652)	131	(310)	(9)	(672)

	Non-trading	(1)	(8)	(78)	(437)	536	12

JPY	Trading	194	367	(435)	406	(704)	(172)

	Non-trading	(0)	(0)	(3)	(4)	0	(7)

Other	Trading	2	(48)	69	(125)	(371)	(473)

	Non-trading	(3)	(1)	(0)	(1)	(3)	(8)

		Interest rate sensitivity by time bands at 31.12.04
		Within 1	1 to 3	3 to 12	1 to 5	Over 5
CHF thousand gain / (loss) per basis point increase		month	months	months	years	years	Total

CHF	Trading	65	69	(83)	24	120	195

	Non-trading	(203)	(13)	(313)	(3,575)	(2,641)	(6,745)

USD	Trading	49	(236)	(1,184)	886	127	(358)

	Non-trading	30	(158)	(121)	(2,010)	(2,472)	(4,731)

EUR	Trading	192	(276)	342	(366)	(814)	(922)

	Non-trading	(8)	1	(22)	(180)	(200)	(409)

GBP	Trading	(19)	52	60	(380)	(32)	(319)

	Non-trading	(1)	(7)	(34)	(290)	270	(62)

JPY	Trading	(17)	630	(562)	(1,804)	781	(972)

	Non-trading	(1)	1	(1)	(4)	(1)	(6)

Other	Trading	75	(121)	(8)	5	145	96

	Non-trading	(1)	1	1	(1)	(2)	(2)

1 Positions in Industrial Holdings are excluded.

Financial Statements
Notes to the Financial Statements

Note 28 Financial Instruments Risk Position (continued)
a) Market Risk (continued)

trading’ includes all other interest rate sensitive assets and liabilities including derivatives designated as hedges for accounting purposes (as explained in Note 22) and off-balance sheet commitments on which an interest rate has been fixed. This distinction differs somewhat from the accounting classification of trading and non-trading assets and liabilities.
Details of money market paper and debt instruments defined as trading portfolio for accounting purposes are included in Note 11 and of debt instruments defined as financial investments for accounting purposes in Note 12. Details of derivatives are shown in Note 22. It should be noted that interest rate risk arises not only on interest rate contracts but also on other forwards, swaps and options, in particular on forward foreign exchange contracts. Off-balance sheet commitments on which an interest rate has been fixed are primarily forward starting fixed-term loans.

Trading

The major part of this risk arises in the Investment Bank business area Fixed Income, Rates and Currencies, which includes the Cash and Collateral Trading unit.

Non-trading

Interest rate risk is inherent in many of UBS’s businesses and arises from factors such as differences in timing between contractual maturity or re-pricing of assets, liabilities and derivative instruments. Most material non-trading interest rate risks, the largest items being those arising in the Global Wealth Management & Business Banking Business Group, are transferred from the originating business units to one of the two centralized interest rate risk management units, Treasury, which is part of Corporate Center, and the Investment Bank’s Cash and Collateral Trading unit. The risks are then managed within the market risk limits and controls described in (a)(i). The margin risks embedded in retail products remain with, and are subject to additional analysis and control by, the originating business units.
Many client products have no contractual maturity date or directly market-linked rate. Their interest rate risk is transferred on a pooled basis through ‘replication’ portfolios – portfolios of revolving transactions between the originating business unit and Treasury at market rates designed to approximate their average cash flow and re-pricing behavior. The structure and parameters of the replication portfolios are based on long-term market observations and client behavior, and are reviewed periodically.
Interest rate risk also arises from non-business related balance sheet items such as the financing of bank property and equity investments in associated companies. The risk on these items is also transferred to Treasury, through replicating portfolios designed to approximate the mandated funding profile.
The Group’s equity is represented in the Treasury book in the form of equity replicating portfolios which reflect the strategic investment targets set by senior management. Based on these portfolios, the Group’s equity is invested at longer-term fixed interest rates in CHF, USD, EUR and GBP with an average duration of between three and four years. These investments account for CHF 16.9 million of the non-trading interest rate sensitivity shown in the table on the previous page, with CHF 7.5 million arising in CHF, CHF 8.3 million in USD and the remainder in EUR and GBP. The interest rate sensitivity of these investments is directly related to the chosen investment duration, and although investing in significantly shorter maturities would lead to a reduction in apparent interest rate sensitivity, it would lead to higher volatility in interest earnings.

(iii) Currency Risk

Currency risk is the risk of loss resulting from changes in exchange rates.

Trading

UBS is an active participant in currency markets and carries currency risk from these trading activities, conducted primarily in the Investment Bank. These trading exposures are subject to the VaR, stress and concentration limits described in (a)(i). Details of foreign exchange contracts, most of which arise from trading activities and contribute to currency risk, are shown in Note 22.

Non-Trading

UBS’s reporting currency is the Swiss franc, but its assets, liabilities, income and expense are denominated in many currencies, with significant amounts in USD, EUR and GBP, as well as CHF.
Reported profits or losses are exchanged monthly into CHF, reducing volatility in the Group’s earnings from subsequent changes in exchange rates. Treasury also, from time to time, proactively hedges significant expected foreign currency earnings / costs (mainly USD, EUR and GBP) within a time horizon up to one year, in accordance with the instructions of the GEB and subject to its VaR limit. Economic hedging strategies employed include a cost-efficient options purchase program, which provides a safety net against unfavorable currency fluctuations while preserving some upside potential. Within clearly defined tolerances, a certain volatility in financial results due to currency fluctuations is accepted. The hedge program has a time horizon of up to twelve months and is not restricted to the current financial year. Although intended to economically hedge future earnings, these transactions are considered open currency positions and are included in VaR for internal and regulatory capital purposes.

Note 28 Financial Instruments Risk Position (continued)
a) Market Risk (continued)

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
At 31 December 2005, the largest combined trading and non-trading currency exposures against the Swiss franc were in USD (short USD 695 million), EUR (short EUR 36 million) and GBP (long GBP 6 million). At 31 December 2004, the largest exposures were in USD (short USD 224 million), EUR (short EUR 664 million) and GBP (long GBP 221 million).

(iv) Equity Risk

Equity risk is the risk of loss resulting from changes in the levels of equity indices and values of individual stocks.
The Investment Bank is a significant player in major equity markets and carries equity risk from these activities. These exposures are subject to the VaR, stress and concentration limits described in (a)(i) and, in the case of individual stocks, to the issuer risk controls described in (a)(v).
Details of equities defined as trading portfolio for accounting purposes are given in Note 11. Details of equity derivatives contracts (on indices and individual equities), which arise primarily from the Investment Bank’s trading activities, are shown in Note 22.

(v) Issuer Risk

Issuer risk is the risk of loss on securities and other obligations in tradable form (including traded loans), arising from credit-
related and other events and, ultimately, default and insolvency of the issuer or obligor.
As an active trader and market maker in equities, bonds and other securities, the Investment Bank holds positions in these instruments, which are included in VaR and are also subject to concentration limits on exposure to individual issuers. This includes not only exposures arising from physical holdings, but also exposures from derivatives based on such assets.
Exposures arising from security underwriting commitments are, additionally, subject to control processes and specific approvals prior to commitment, generally including review by both origination and sales units within the business, and by risk control and other relevant functions.

(vi) Financial Investments

UBS holds financial investments for a variety of purposes. Some are held for revenue generation, while others are held in support of other businesses (for example exchange seats and clearing house memberships). The majority of holdings are unlisted and fair values tend to be driven predominantly by factors specific to the individual companies rather than movements in equity markets, which have only a limited impact. For this reason and because they are not generally liquid, they are controlled outside the market risk measures and controls described in (a)(i) to (v). Private equity positions make up the largest portfolio, which is subject to a comprehensive control and reporting process, but is being run down.
Debt financial investments, including money market paper, are included in the measures of interest rate risk described in (a)(ii).

b) Credit Risk

Credit risk is the risk of loss to UBS as a result of failure by a client or counterparty to meet its contractual obligations. It is inherent in traditional banking products – loans, commitments to lend and contingent liabilities, such as letters of credit – and in traded products – derivative contracts such as forwards, swaps and options, repurchase agreements (repos and reverse repos) and securities borrowing and lending transactions. Some of these products are accounted for on an amortized cost basis, while others are recorded in the financial statements at fair value. Banking products are generally carried at amortized cost, but loans which have been originated by the Group for subsequent syndication or distribution through the cash markets are carried at fair value. Within traded products, OTC derivatives are carried at fair value, while repos and securities borrowing and lending transactions are accounted for on an amortized cost basis. Regardless of the accounting treatment, all banking and traded products are governed by the same credit risk management and control framework.
Global Wealth Management & Business Banking and the Investment Bank, which take material credit risk, have independent credit risk control units, headed by Chief Credit Officers (CCOs) reporting functionally to the Group CCO. They are responsible for counterparty ratings, credit risk assessment and the continuous monitoring of counterparty and portfolio credit exposures. Credit risk authority, including authority to establish allowances, provisions and credit valuation adjustments for impaired claims, is vested in the Chairman’s Office and the GEB and is delegated ad personam to the Group CCO and to credit officers within the Business Groups.

Note 28 Financial Instruments Risk Position
b) Credit Risk (continued)

For credit control purposes, credit exposure is measured for banking products as the face value amount. For traded products, credit exposure is measured as the current replacement value of contracts plus potential future changes in replacement value, taking account of master netting agreements with individual counterparties where they are considered enforceable in insolvency. UBS is an active user of credit derivatives to hedge credit risk on individual names and on a portfolio basis in banking and traded products. In line with general market trends, UBS has also entered into bilateral collateral agreements with market participants to mitigate credit risk on OTC derivatives. Individual hedges and collateral arrangements are reflected in our internal credit risk measurement, and credit limits are applied on this basis. Loans to private individuals are typically secured by portfolios of marketable securities, and property financing to individuals or for income producing real estate is secured by a mortgage over the relevant property.
In the table, the amounts shown as credit exposure differ somewhat from the internal credit view. For banking products, they are based on the accounting view, which, for example, does not reflect risk reduction resulting from credit hedges and collateral received, but does include cash collateral posted by UBS against negative replacement values on derivatives. For traded products, positive and negative replacement values are shown net where permitted for regulatory capital purposes (consistent with the table in part d) Capital Adequacy), and potential future exposure is not included. This in turn differs from the accounting treatment of traded products in several respects. OTC derivatives are represented on the balance sheet by positive and negative replacement values, which are netted only if the cash flows will actually be settled net, which is not generally the case – for details see Note 22. Securities borrowing and lending transactions are represented on the balance sheet by the gross values of cash collateral placed with or received from counter-parties while repos / reverse repos are represented by the gross amounts of the forward commitments – for details see Note 10 – but the credit exposure is generally only a small percentage of these balance sheet amounts.
UBS manages, limits and controls concentrations of credit risk wherever they are identified, in particular to individual counterparties and groups, and to industries and countries where appropriate. Concentrations of credit risk exist if clients are engaged in similar activities, or are located in the same geographic region or have comparable economic characteristics such that their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions. UBS sets limits on its credit exposure to both individual counterparties and counterparty groups. Limits are also applied in a variety of forms to portfolios or sectors where UBS considers it appropriate to restrict credit risk concentrations or areas of higher risk, or to control the rate of portfolio growth.
Stress measures are applied to assess the impact of variations in default rates and asset values, taking into account risk concentrations in each portfolio. Stress loss limits are applied where considered necessary, including limits on credit exposure to all but the best-rated countries. With the exceptions of Private households (CHF 149,829 million), Banks and financial institutions (CHF 90,267 million) and Real estate and rentals in Switzerland (CHF 11,792 million), there are no material concentrations of loans at 31 December 2005, and the vast majority of those to Private households and to Real estate and rentals are secured. Derivatives exposure is predom-

Breakdown of credit exposure 1

Amounts for each product type are shown gross before allowances and provisions.

CHF million	31.12.05	31.12.04

Banking products

Due from banks and loans [2]	304,541	269,224

Contingent liabilities (gross – before participations) [3]	16,566	14,894

Undrawn irrevocable credit facilities (gross – before participations) [3]	72,905	53,168

Traded products [4]

Derivatives positive replacement values (before collateral but after netting) [5]	86,950	78,317

Securities borrowing and lending, repos and reverse repos [6,7]	40,765	24,768

Allowances and provisions [8]	(1,776)	(2,802)

Total credit exposure net of allowances and provisions	519,951	437,569

1 Positions in Industrial Holdings are excluded.  2 See Note 9a – Due from Banks and Loans for further information.  3 See Note 24 – Commitments and Contingent Liabilities for further information.  4 Does not include potential future credit exposure arising from changes in value of products with variable value. Potential future credit exposure is, however, included in internal measures of credit exposure for risk management and control purposes.  5 Replacement values are shown net where netting is permitted for regulatory capital purposes. See also Note 28 d) – Capital Adequacy.  6 This figure represents the difference in value between the cash or securities lent or given as collateral to counterparties, and the value of cash or securities borrowed or taken as collateral from the same counterparties under stock borrow / lend and repo / reverse repo transactions.  7 See Note 10 – Securities Borrowing, Securities Lending, Repurchase and Reverse Repurchase Agreements for further information about these types of transactions.  8 See Note 9b – Allowances and Provisions for Credit Losses for further information.

Note 28 Financial Instruments Risk Position (continued)
b) Credit Risk (continued)

inantly to investment grade banks and financial institutions, and much of it is collateralized.

Impaired claims

UBS classifies a claim as impaired if it considers it likely that it will suffer a loss on that claim as a result of the obligor’s inability to meet its commitments (including interest payments, principal repayments or other payments due, for example on a derivative product or under a guarantee) according to the contractual terms, and after realization of any available collateral. Loans carried at amortized cost are classified as non-performing where payment of interest, principal or fees is overdue by more than 90 days and there is no firm evidence that they will be made good by later payments or the liquidation of collateral, or where insolvency proceedings have commenced or obligations have been restructured on concessionary terms.
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
For further information about accounting policy for allowances and provisions for credit losses, see Note 1q). For the amounts of allowance and provision for credit losses and amounts of impaired and non-performing loans, see Note 9 b), c) and d). It should be noted that allowances and provisions for collective impairment are included in the total of allowances and provisions in the table on the previous page, and in Notes 9 a) and 9 b), but that portfolios against which collective loan loss provisions have been established are not included in the totals of impaired loans in Note 9 c).
The occurrence of credit losses is erratic in both timing and amount and those that arise usually relate to transactions entered into in previous accounting periods. In order to reflect the fact that future credit losses are implicit in the current portfolio, and to encourage risk-adjusted pricing for products carried at amortized cost, UBS uses the concept of ‘expected credit loss’ for management purposes. Expected credit loss is a forward-looking, statistically based concept which is used to estimate the annual costs that will arise, on average over time, from positions in the current portfolio that become impaired. It is derived from the probability of default (given by the counterparty rating), current and likely future exposure to the counterparty and the likely severity of the loss should default occur. Note 2 a) includes two tables: the first shows Credit loss expense, as recorded in the Financial Statements, for each Business Group; the second reflects an ‘Adjusted expected credit loss’ for each Business Group, which is the expected credit loss on its portfolio, plus the difference between Credit loss expense and expected credit loss, amortized over a three-year period. The difference between the total of these Adjusted expected credit loss figures and the Credit loss expense recorded at Group level for financial reporting is reported in Corporate Center.

c) Liquidity Risk

UBS’s approach to liquidity management is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking sustained damage to business franchises. A centralized approach is adopted, based on an integrated framework incorporating an assessment of all material known and expected cash flows and the availability of high-grade collateral which could be used to secure additional funding if required. The framework entails careful monitoring and control of the daily liquidity position, and regular liquidity stress testing under a variety of scenarios. Scenarios encompass both normal and stressed market conditions, including general market crises and the possibility that access to markets could be impacted by a stress event affecting some part of UBS’s business or, in the extreme case, if UBS suffered a severe rating downgrade.
The breakdown by contractual maturity of assets and liabilities at 31 December 2005, which is the starting point for the liquidity analyses, is shown in the table on the next page.

Financial Statements
Notes to the Financial Statements

Note 28 Financial Instruments Risk Position (continued)
c) Liquidity Risk (continued)

Maturity analysis of assets and liabilities

				Due	Due
			Due	between	between
	On	Subject	within	3 and	1 and	Due after
CHF billion	demand	to notice[1]	3 months	12 months	5 years	5 years	Total

Assets

Cash and balances with central banks	5.4						5.4

Due from banks	21.9	0.1	6.0	2.1	1.8	1.7	33.6

Cash collateral on securities borrowed	0.0	202.6	90.4	7.3	0.0	0.0	300.3

Reverse repurchase agreements	0.0	59.3	281.0	57.3	5.7	1.1	404.4

Trading portfolio assets [2]	499.3	0.0	0.0	0.0	0.0	0.0	499.3

Trading portfolio assets pledged as collateral [2]	154.7	0.0	0.0	0.0	0.0	0.0	154.7

Positive replacement values [2]	333.8	0.0	0.0	0.0	0.0	0.0	333.8

Financial assets designated at fair value	1.2	0.0	0.0	0.0	0.0	0.0	1.2

Loans	27.1	39.7	73.6	31.5	80.1	18.0	270.0

Financial investments	5.7	0.0	0.1	0.1	0.3	0.4	6.6

Accrued income and prepaid expenses	8.9	0.0	0.0	0.0	0.0	0.0	8.9

Investments in associates	0.0	0.0	0.0	0.0	0.0	3.0	3.0

Property and equipment	0.0	0.0	0.0	0.0	0.0	9.4	9.4

Goodwill and other intangible assets	0.0	0.0	0.0	0.0	0.0	13.5	13.5

Other assets	16.2	0.0	0.0	0.0	0.0	0.0	16.2

Total 31.12.05	1,074.2	301.7	451.1	98.3	87.9	47.1	2,060.3

Total 31.12.04	910.0	271.8	345.2	79.4	87.3	43.4	1,737.1

Liabilities

Due to banks	32.0	5.6	83.5	2.7	0.1	0.4	124.3

Cash collateral on securities lent	0.0	66.2	10.5	0.6	0.0	0.0	77.3

Repurchase agreements	0.0	21.5	406.2	50.8	0.0	0.0	478.5

Trading portfolio liabilities [2]	188.6	0.0	0.0	0.0	0.0	0.0	188.6

Negative replacement values [2]	337.7	0.0	0.0	0.0	0.0	0.0	337.7

Financial liabilities designated at fair value	0.0	0.0	6.7	18.2	66.3	26.2	117.4

Due to customers	132.0	123.1	189.1	6.8	0.4	0.1	451.5

Accrued expenses and deferred income	18.4	0.0	0.0	0.0	0.0	0.0	18.4

Debt issued	0.0	0.0	95.5	11.0	8.0	46.2	160.7

Other liabilities	23.7	30.2	0.0	0.0	0.0	0.0	53.9

Total 31.12.05	732.4	246.6	791.5	90.1	74.8	72.9	2,008.3

Total 31.12.04	662.8	212.5	663.4	65.6	56.1	37.4	1,697.8

1 Deposits without a fixed term, on which notice of withdrawal or termination has not been given (such funds may be withdrawn by the depositor or repaid by the borrower subject to an agreed period of notice).  2 Trading and derivative positions are shown within ‘on demand’ which management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may, however, extend over significantly longer periods.

Note 28 Financial Instruments Risk Position (continued)
d) Capital Adequacy

The adequacy of UBS’s capital is monitored using, among other measures, the rules and ratios established by the Basel Committee on Banking Supervision (‘BIS rules / ratios’). The BIS ratios compare the amount of eligible capital (in total and Tier 1) with the total of risk-weighted assets (RWAs).
While UBS monitors and reports its capital ratios under BIS rules, it is the rules established by the Swiss regulator, the Swiss Federal Banking Commission (SFBC), which ultimately determine the regulatory capital required to underpin its business, and these rules, on balance, result in higher RWAs than the BIS rules. As a result, UBS’s ratios are lower when calculated under the SFBC regulations than under the BIS rules.

BIS eligible capital

BIS eligible capital consists of two parts. Tier 1 capital comprises share capital, share premium, retained earnings including current-year profit, foreign currency translation and minority interests less accrued dividends, net long positions in own shares and goodwill. Certain adjustments are made to IFRS-based profit and reserves, in line with BIS recommendations, as prescribed by the SFBC. Tier 2 capital includes subordinated long-term debt. Tier 1 capital is required to be at least 4% and Total eligible capital at least 8% of RWAs.

BIS risk-weighted assets (RWAs)

Total RWAs are made up of three elements – credit risk, other assets and market risk, each of which is described below.
The credit risk component consists of on- and off-balance sheet claims, measured according to regulatory formulas outlined below, and weighted according to type of counterparty and collateral at 0%, 20%, 50% or 100%. The least risky claims, such as claims on OECD governments and claims collateralized by cash, are weighted at 0%, meaning that no capital support is required, while the claims deemed most risky, including unsecured claims on corporates and private customers, are weighted at 100%, meaning that 8% capital support is required.
Securities not held for trading are included as claims, based on the net long position in the securities of each issuer, including both physical holdings and positions derived from other transactions such as options. UBS’s investments in Motor-
Columbus and other consolidated industrial holdings are treated for regulatory capital purposes as a position in a security not held for trading.
Claims arising from derivatives transactions include two components: the current positive replacement values and ‘add-ons’ to reflect their potential future exposure. Where UBS has entered into a master netting agreement which is accepted by the SFBC as being legally enforceable in insolvency, positive and negative replacement values with individual counterparties can be netted and therefore the on-balance sheet component of RWAs for derivatives transactions shown in the table on the next page (Positive replacement values) is less than the balance sheet value of Positive replacement values. The add-ons component of the RWAs is shown in the table on the next page under Off-balance sheet exposures and other positions – Forward and swap contracts, and Purchased options.
Claims arising from contingent commitments and irrevocable facilities granted are converted to credit equivalent amounts based on specified percentages of nominal value.
There are other types of asset, most notably property and equipment and intangibles, which, while not subject to credit risk, represent a risk to the Group in respect of their potential for write-down and impairment and which therefore require capital underpinning.
Capital is required to support market risk arising in all foreign exchange, precious metals and commodity (including energy) positions, and all positions held for trading in interest rate instruments and equities, including risks on individual equities and traded debt obligations such as bonds. UBS computes this risk using a Value at Risk (VaR) model approved by the SFBC, from which the market risk capital requirement is derived for most of its market risk positions and under the standardized method for its base metals and soft commodities derivative trading positions. Unlike the calculations for credit risk and other assets, this produces the capital requirement itself rather than the RWA amount. In order to compute a total capital ratio, the market risk capital requirement is converted to an ‘RWA equivalent’ (shown in the table as Market risk positions) such that the capital requirement is 8% of this RWA equivalent, i.e. the market risk capital requirement derived from VaR is multiplied by 12.5.

Financial Statements
Notes to the Financial Statements

Note 28 Financial Instruments Risk Position (continued)
d) Capital Adequacy (continued)

Risk-weighted assets (BIS)

		Risk-weighted		Risk-weighted
	Exposure	amount	Exposure	amount
CHF million	31.12.05	31.12.05	31.12.04	31.12.04

Balance sheet exposures

Due from banks and other collateralized lendings [1]	665,932	6,991	556,947	7,820

Net positions in securities [2,3]	8,079	6,849	8,227	6,914

Positive replacement values [4]	86,950	20,546	78,317	17,121

Loans, net of allowances for credit losses and other collateralized lendings [1]	540,051	196,091	429,186	164,620

Accrued income and prepaid expenses	9,081	4,815	5,790	3,573

Property and equipment	7,957	7,957	8,772	8,772

Other assets	13,292	9,115	33,432	9,656

Off-balance sheet exposures

Contingent liabilities	16,595	7,474	14,894	7,569

Irrevocable commitments	73,220	18,487	53,187	11,764

Forward and swap contracts [5]	22,365,432	10,738	14,419,106	8,486

Purchased options [5]	1,629,260	311	2,306,605	386

Market risk positions [6]		21,035		18,151

Total risk-weighted assets		310,409		264,832

1 Includes gross securities borrowing and reverse repo exposures, and those traded loans in trading portfolio assets originated by the Group for syndication or distribution. These financial instruments are excluded from Market risk positions.  2 Security positions which are not in the trading book, including Motor-Colombus and other industrial holdings, which are not consolidated for capital adequacy.  3 Excluding positions in the trading book, which are included in Market risk positions.  4  Represents the mark to market values of Forward and swap contracts and Purchased options, where positive but after netting, where applicable.  5 Represents the add-ons for these contracts.  6 Regulatory capital adequacy requirements for market risk, calculated using the approved Value at Risk model, or the standardized method, multiplied by 12.5. This results in the risk-weighted asset equivalent.

BIS capital ratios

	Capital	Ratio	Capital	Ratio
	CHF million	%	CHF million	%
	31.12.05	31.12.05	31.12.04	31.12.04

Tier 1	39,943	12.9	31,629	11.9

of which hybrid Tier 1	4,975	1.6	2,963	1.1

Tier 2	3,974	1.3	4,815	1.8

Total BIS	43,917	14.1	36,444	13.8

The Tier 1 capital includes preferred securities of CHF 4,975 million (USD 2,600 million and EUR 1,000 million) at 31 December 2005 and CHF 2,963 million (USD 2,600 million) at 31 December 2004.

Note 28 Financial Instruments Risk Position (continued)
e) Financial Instruments Risk Position in Motor-Columbus

The Atel Group, the operating arm of Motor-Columbus, is exposed to electricity price risk, interest rate risk, currency risk, credit risk, and other business risks.
Risk limits are allocated to individual risk categories, and compliance with these limits is continuously monitored, the limits being periodically adjusted in the broad context of the company’s overall risk capacity.
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

Currency risks

To minimize currency risk, Atel tries to offset operating income and expenses in foreign currencies. Any surplus is hedged through currency forwards and options within the framework of the financial risk policy. Net investment in foreign subsidiaries is also subject to exchange rate movements, but differences in inflation rates tend to cancel out these changes over the longer term, and for this reason Atel does not hedge investment in foreign subsidiaries.

Credit risk

Credit risk management is based on assessment of the cred-itworthiness of new contracting parties before entering into any transaction giving rise to credit exposure, and continuous monitoring of creditworthiness and exposures thereafter. In the energy business, Atel only enters into transactions leading to credit exposure with counterparties that fulfill the criteria laid out in the risk policy. Concentration risk is minimized by the number of customers and their geographical distribution.
Financial assets reported in the balance sheet represent the maximum loss to Atel in the event of counterparty default at the balance sheet date.

Financial Statements
Notes to the Financial Statements

Note 29 Fair Value of Financial Instruments
29a Fair Value of Financial Instruments

The following table presents the fair value of financial instruments, including those not reflected in the financial statements at fair value. It is accompanied by a discussion of the methods used to determine fair value for financial instruments.

	Carrying	Fair	Unrealized	Carrying	Fair	Unrealized
	value	value	gain/(loss)	value	value	gain/(loss)
CHF billion	31.12.05	31.12.05	31.12.05	31.12.04	31.12.04	31.12.04

Assets

Cash and balances with central banks	5.4	5.4	0.0	6.0	6.0	0.0

Due from banks	33.6	33.6	0.0	35.4	35.4	0.0

Cash collateral on securities borrowed	300.3	300.2	(0.1)	220.2	220.2	0.0

Reverse repurchase agreements	404.4	404.5	0.1	357.1	357.1	0.0

Trading portfolio assets	499.3	499.3	0.0	389.5	389.5	0.0

Trading portfolio assets pledged as collateral	154.8	154.8	0.0	159.1	159.1	0.0

Positive replacement values	333.8	333.8	0.0	284.6	284.6	0.0

Financial assets designated at fair value	1.2	1.2	0.0	0.7	0.7	0.0

Loans	270.0	270.6	0.6	232.2	233.6	1.4

Financial investments	6.6	6.6	0.0	4.2	4.2	0.0

Liabilities

Due to banks	124.3	124.3	0.0	120.0	120.0	0.0

Cash collateral on securities lent	77.3	77.3	0.0	61.5	61.5	0.0

Repurchase agreements	478.5	478.5	0.0	422.6	422.6	0.0

Trading portfolio liabilities	188.6	188.6	0.0	171.0	171.0	0.0

Negative replacement values	337.7	337.7	0.0	303.7	303.7	0.0

Financial liabilities designated at fair value	117.4	117.4	0.0	65.8	65.8	0.0

Due to customers	451.5	451.5	0.0	376.1	376.1	0.0

Debt issued	160.7	162.0	(1.3)	117.8	118.9	(1.1)

Subtotal			(0.7)			0.3

Unrealized gains and losses recorded in equity before tax on:

Financial investments			1.1			1.0

Derivative instruments designated as cash flow hedges			(0.9)			(0.4)

Net unrealized gains and losses not recognized in the income statement			(0.5)			0.9

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
Market prices and rates are not, however, available for certain financial assets and liabilities held and issued by UBS. In these cases, fair values are estimated using present value or other valuation techniques, using inputs based on market conditions existing at the balance sheet dates.
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
The values derived from applying these techniques are sig-nificantly affected by the choice of valuation model used and the underlying assumptions made concerning factors such as the amounts and timing of future cash flows, discount rates, volatility, and credit risk.
The following methods and significant assumptions have been applied in determining the fair values of financial instruments presented in the above table for both financial instruments carried at fair value and those carried at cost (for which fair values are provided as a comparison):
(a)	trading portfolio assets and liabilities, trading portfolio assets pledged as collateral, financial assets and liabilities designated at fair value, derivatives, and other transactions undertaken for trading purposes are measured at fair value

Note 29 Fair Value of Financial Instruments (continued)
29a Fair Value of Financial Instruments (continued)

by reference to quoted market prices when available. If quoted market prices are not available, then fair values are estimated on the basis of pricing models, or other recognized valuation techniques. Fair value is equal to the carrying amount for these items;
(b)	financial investments classified as available-for-sale are measured at fair value by reference to quoted market prices when available. If quoted market prices are not available, then fair values are estimated on the basis of pricing models or other recognized valuation techniques. Fair value is equal to the carrying amount for these items, and unrealized gains and losses, excluding impairment writedowns, are recorded in Equity until an asset is sold, collected or otherwise disposed of;
(c)	the fair value of demand deposits and savings accounts with no specific maturity is assumed to be the amount payable on demand at the balance sheet date;
(d)	the fair value of variable rate financial instruments is assumed to be approximated by their carrying amounts and, in the case of loans, does not, therefore, reflect changes in their credit quality, as the impact of impairment is recognized separately by deducting the amount of the allowance for credit losses from both carrying and fair values;
(e)	the fair value of fixed rate loans and mortgages carried at amortized cost is estimated by comparing market interest rates when the loans were granted with current market rates offered on similar loans. Changes in the credit quality of loans within the portfolio are not taken into account in determining gross fair values, as the impact of impairment is recognized separately by deducting the amount of the allowance for credit losses from both carrying and fair values.
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
The fair values of UBS’s fixed-rate loans, long- and medium-term notes and bonds issued are predominantly hedged by derivative instruments, mainly interest rate swaps, as explained in Note 22. The interest rate risk inherent in balance sheet positions with no specific maturity is also hedged with derivative instruments based on management’s view on their average cash flow and re-pricing behavior.
Derivative instruments used for hedging are carried on the balance sheet at fair values, which are included in the Positive or Negative replacement values in the table. When the interest rate risk on a fixed rate financial instrument is hedged with a derivative in a fair value hedge, the fixed rate financial instrument (or hedged portion thereof) is reflected in the table at fair value only in relation to the interest rate risk, not the credit risk, as explained in (e). Fair value changes are recorded in net profit. The treatment of derivatives designated as cash flow hedges is explained in Note 1 o). The amount shown in the table as ‘Derivative instruments designated as cash flow hedges’ is the net change in fair values on such derivatives that is recorded in Equity and not yet transferred to income or expense.

Financial Statements
Notes to the Financial Statements

Note 29 Fair Value of Financial Instruments (continued)
29b Determination of Fair Values from Quoted Market Prices or Valuation Techniques

For trading portfolio securities and financial investments which are listed or otherwise traded in an active market, for exchange traded derivatives, and for other financial instruments for which quoted prices in an active market are available, fair value is determined directly from those quoted market prices.
For financial instruments which do not have directly available quoted market prices, fair values are estimated using valuation techniques or models, based wherever possible on assumptions supported by observable market prices or rates existing at the balance sheet date. This is the case for the majority of OTC derivatives, and for many unlisted instruments and other items which are not traded in active markets.
For a small portion of financial instruments, fair values cannot be obtained directly from quoted market prices, or indirectly using valuation techniques or models supported by observable market prices or rates. This is generally the case for private equity investments in unlisted securities, and for certain complex or structured financial instruments. In these cases fair value is estimated indirectly using valuation techniques or models for which the inputs are reasonable assumptions, based on market conditions.
The following table presents the valuation methods used to determine fair values of financial instruments carried at fair value:

	31.12.05				31.12.04
		Valuation	Valuation			Valuation	Valuation
		technique –	technique –			technique –	technique –
	Quoted	market	non-market		Quoted	market	non-market
	market	observable	observable		market	observable	observable
CHF billion	price	inputs	inputs	Total	price	inputs	inputs	Total

Trading portfolio assets	273.2	225.2	0.9	499.3	228.4	160.1	1.0	389.5

Trading portfolio assets pledged as collateral	147.6	7.2	0.0	154.8	156.0	3.1	0.0	159.1

Positive replacement values	13.6	313.4	6.8	333.8	6.2	265.2	13.2	284.6

Financial assets designated at fair value	0.2	1.0	0.0	1.2	0.7	0.0	0.0	0.7

Financial investments	3.0	1.1	2.5	6.6	1.1	0.4	2.7	4.2

Total assets	437.6	547.9	10.2	995.7	392.4	428.8	16.9	838.1

Trading portfolio liabilities	171.2	17.4	0.0	188.6	161.3	9.7	0.0	171.0

Negative replacement values	15.9	311.1	10.7	337.7	9.8	270.1	23.8	303.7

Financial liabilities designated at fair value	0.0	92.5	24.9	117.4	0.0	65.8	0.0	65.8

Total liabilities	187.1	421.0	35.6	643.7	171.1	345.6	23.8	540.5

Note 29 Fair Value of Financial Instruments (continued)
29c Sensitivity of Fair Values to Changing Significant Assumptions to Reasonably Possible Alternatives

Included in the fair value of financial instruments carried at fair value on the balance sheet are those estimated in full or in part using valuation techniques based on assumptions that are not supported by market observable prices or rates. Models used in these situations undergo an internal validation process before they are certified for use.
There may be uncertainty about a valuation, resulting from the choice of model used, the deep in the model parameters it employs, and the extent to which inputs are not market observable, or as a result of other elements affecting the valuation, for example liquidity. Valuation adjustments are made to reflect such uncertainty and deducted from the fair values produced by the models or other valuation techniques.
Based on the controls and procedural safeguards the Group employs, management believes the resulting estimated fair values recorded in the balance sheet and the changes in fair values recorded in the income statement are reasonable and are the most appropriate at the balance sheet date.
The potential effect of using reasonably possible alternative assumptions as inputs to valuation techniques from which the fair values of these financial instruments are determined has been quantified as a reduction of approximately CHF 1,094 million using less favorable assumptions and an increase of approximately CHF 1,176 million using more favorable assumptions at 31 December 2005; and approximately CHF 579 million using less favorable assumptions and an increase of approximately CHF 927 million using more favorable assumptions at 31 December 2004.
The determination of reasonably possible alternative assumptions is itself subject to considerable judgment. For valuations based on models, reasonably possible alternatives have been estimated using the same techniques as are used to determine model valuation adjustments, by increasing (for less favorable assumptions) and decreasing (for more favorable assumptions) the confidence level applied. In changing the assumptions it was assumed that the impact of correlation between different financial instruments and models is minimal. A similar approach was used for valuation techniques other than those based on models at 31 December 2005, but the assessment applied at 31 December 2004 was based on estimates.

29d Changes in Fair Value Recognized in Profit or Loss during the Period which were Estimated using Valuation Techniques

Total Net trading income for the years ended 31 December 2005 and 31 December 2004 was CHF 7,996 million and CHF 4,902 million, respectively, which represents the net result from a range of products traded across different business activities, including the effect of foreign currency translation and including both realized and unrealized income. Unrealized income is determined from changes in fair values, using quoted prices in active markets when available, and is otherwise estimated using valuation techniques.
Included in the unrealized portion of Net trading income are net losses from changes in fair values of CHF 2,286 million for the year ended 31 December 2005 on financial instruments for which fair values were estimated using valuation techniques. These valuation techniques included models such as those described in the previous section, which range from relatively simple models with market observable inputs, to those which are more complex and require the use of assumptions or estimates based on market conditions.
Net losses from changes in fair values on financial instruments for which fair values were estimated using valuation techniques were CHF 7,123 million for the year ended 31 December 2004. This amount was determined using methods which have been subsequently refined for the year ended 31 December 2005. The amount for the year ended
31 December 2004 has not been restated to conform to presentation in the current year.
Net trading income is often generated in transactions involving several financial instruments or subject to hedging or other risk management techniques, which may result in different portions of the transaction being priced using different methods.
Consequently, the changes in fair value recognized in profit or loss during the period which were estimated using valuation techniques represent only a portion of Net trading income. In many cases these amounts were offset by changes in fair value of other financial instruments or transactions, which were priced in active markets using quoted market prices or rates, or which have been realized. The amount of such income, including the effect of foreign currency translation on unrealized transactions, was a gain of CHF 10,282 million for the year ended 31 December 2005 and CHF 12,025 million for the year ended 31 December 2004.
Changes in fair value estimated using valuation techniques are also recognized in net profit in situations of unrealized impairments on financial investments available-for-sale. The total of such impairment amounts recognized in Net profit was CHF 3 million for the year ended 31 December 2005 and CHF 218 million for the year ended 31 December 2004.

Financial Statements
Notes to the Financial Statements

Note 29 Fair Value of Financial Instruments (continued)
29e Continuing Involvement with Transferred Assets

The following table presents details of assets which have been sold or otherwise transferred, but which continue to be recognized, either in full or to the extent of UBS’s continuing involvement:

	31.12.05		31.12.04
	Continued asset		Continued asset
	recognition in full		recognition in full
CHF billion	Total	Associated	Total		Associated
	assets	liability	assets		liability

Nature of transaction

Securities lending agreements	50.5	10.0	37.3		13.8

Repurchase agreements	100.0	78.6	121.8		117.6

Property and equipment	0.5	0.7	0.4	[1]	0.0

Other collateralized securities trading	60.6	3.0	35.6	[1]	2.1

Total	211.6	92.3	195.1		133.5

1 Comparatives have been restated to conform to presentation in the current year.

The assets in the above table continue to be recognized to the extent shown, because the transactions by which they have been transferred do not meet the qualifying criteria for derecognition of the assets from the balance sheet. Derecognition criteria are discussed in more detail in Note 1d).
In each situation of continued recognition, whether in full or to the extent of continuing involvement, UBS retains the risks of the relevant portions of the retained assets. These include credit risk, settlement risk, country risk, and market risk. In addition, the nature of an associated transaction which gives rise to the continued involvement may modify existing risks, or introduce risks such as credit exposure to the counterparty to the associated transaction.
The majority of retained assets relate to repurchase agreements and securities lending agreements. Nearly all repurchase agreements relate to debt instruments, such as bonds, notes or money market paper; the majority of securities lending agreements involve shares, and the remainder typically relate to bonds and notes. Both types of transactions are conducted under standard agreements employed by financial market participants and are undertaken with counterparties subject to UBS’s normal credit risk control processes. The resulting credit exposures are controlled by daily monitoring and collateralization of the positions. The amounts for repurchase agreements and securities lending agreements are shown in the above table.
A portion of retained assets relate to transactions in which UBS has transferred assets, but continues to have involvement in the transferred assets, for example through providing a guarantee, writing put options, acquiring call options, or entering into a total return swap or other type of swap linked to the performance of the asset. If control is retained through these types of associated transactions, UBS continues to recognize the transferred asset in its entirety, otherwise to the extent of its continuing involvement.
In particular, transactions involving the transfer of assets in conjunction with entering into a total rate of return swap are accounted for as secured financing transactions, instead of sales of trading portfolio assets with an accompanying swap derivative. The securities underlying these transactions are included in the above table within Other collateralized securities trading.

Note 30 Pension and Other Post-Retirement Benefit Plans

a) Defined benefit plans

The Group has established various pension plans inside and outside of Switzerland. The major plans are located in Switzerland, the UK, the US and Germany. Independent actuarial valuations are performed for the plans in these locations. The measurement date of these plans is 31 December for each year presented.
The pension funds of Atel Ltd. and some of its group companies in Switzerland and Germany are included in the disclosure as at 31 December 2005 and 31 December 2004. The pension plans of the three private banks, Banco di Lugano, Ehinger & Armand von Ernst and Ferrier Lullin are no longer included in the disclosure as at 31 December 2005.
The overall investment policy and strategy for the Group’s defined benefit pension plans is guided by the objective of achieving an investment return which, together with the contributions paid, is sufficient to maintain reasonable control over the various funding risks of the plans. The investment advisors appointed by plan trustees are responsible for determining the mix of asset types and target allocations which are reviewed by the plan trustees on an ongoing basis. Actual asset allocation is determined by a variety of current economic and market conditions and in consideration of specific asset class risk.
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
The employer contributions expected to be made in 2006 to the Swiss pension plans are CHF 416 million. The accumulated benefit obligation (which is the current value of accrued benefits without allowance for future salary increases) for these pension plans was CHF 18,863 million as at 31 December 2005 (2004: CHF 18,566 million, 2003: CHF 16,817 million).

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
The retirement plans provide benefits in the event of retirement, death, disability or employment termination. The plans’ retirement benefits depend on age, contributions and level of compensation. The principal plans are financed in full by the Group. The employer contributions expected to be made in 2006 to these pension plans are CHF 75 million. The funding policy for these plans is consistent with local government and tax requirements.
The assumptions used in foreign plans take into account local economic conditions.
The accumulated benefit obligation for these pension plans was CHF 4,992 million as at 31 December 2005 (2004: CHF 4,118 million, 2003: CHF 3,609 million). For pension plans with an accumulated benefit obligation in excess of plan assets, the aggregate projected benefit obligation and accumulated benefit obligation was CHF 4,521 million and CHF 4,497 million as at 31 December 2005 (2004: CHF 3,755 million and CHF 3,735 million, 2003: CHF 944 million and CHF 930 million). The fair value of plan assets for these plans was CHF 3,789 million as at 31 December 2005 (2004: CHF 3,166 million, 2003: CHF 677 million).

Financial Statements
Notes to the Financial Statements

Note 30 Pension and Other Post-Retirement Benefit Plans (continued)

a) Defined benefit plans
	Swiss			Foreign
CHF million	31.12.05	31.12.04	31.12.03	31.12.05	31.12.04	31.12.03

Defined benefit obligation at the beginning of the year	(20,225)	(18,216)	(19,204)	(4,142)	(3,663)	(3,436)

Service cost	(353)	(345)	(362)	(82)	(83)	(91)

Interest cost	(660)	(672)	(703)	(236)	(212)	(197)

Plan participant contributions	(219)	(203)	(202)

Actuarial gain / (loss)	(713)	(1,392)	1,395	(416)	(296)	(201)

Foreign currency translation				(280)	146	138

Benefits paid	866	910	930	144	125	124

Special termination benefits	(37)	(35)	(70)	(2)

Acquisitions		(272)		(6)	(159)

Settlements	369

Defined benefit obligation at the end of the year	(20,972)	(20,225)	(18,216)	(5,020)	(4,142)	(3,663)

Fair value of plan assets at the beginning of the year	18,575	17,619	16,566	3,580	3,402	2,382

Expected return on plan assets	925	878	818	263	248	178

Actuarial gain / (loss)	1,284	102	593	247	122	251

Foreign currency translation				253	(132)	(116)

Employer contributions	468	411	370	89	65	831

Plan participant contributions	219	203	202

Benefits paid	(866)	(910)	(930)	(144)	(125)	(124)

Acquisitions		272

Settlements	(376)

Fair value of plan assets at the end of the year	20,229	18,575	17,619	4,288	3,580	3,402

Funded status	(743)	(1,650)	(597)	(732)	(562)	(261)

Unrecognized net actuarial (gains) / losses	2,334	3,006	1,716	1,222	1,046	970

Unrecognized prior service cost				1	1	1

Unrecognized asset	(1,591)	(1,356)	(1,119)

(Accrued) / prepaid pension cost	0	0	0	491	485	710

Movement in the net (liability or) asset

(Accrued) / prepaid pension cost at the beginning of the year			33	485	710	73

Net periodic pension cost	(468)	(411)	(403)	(125)	(105)	(168)

Employer contributions	468	411	370	89	65	831

Acquisitions				(6)	(159)

Foreign currency translation				48	(26)	(26)

(Accrued) / prepaid pension cost	0	0	0	491	485	710

Amounts recognized in the Balance Sheet

Prepaid pension cost				832	805	862

Accrued pension liability				(341)	(320)	(152)

(Accrued) / prepaid pension cost	0	0	0	491	485	710

Note 30 Pension and Other Post-Retirement Benefit Plans (continued)

a) Defined benefit plans (continued)
CHF million	Swiss			Foreign
For the year ended	31.12.05	31.12.04	31.12.03	31.12.05	31.12.04	31.12.03

Components of net periodic pension cost

Service cost	353	345	362	82	83	91

Interest cost	660	672	703	236	212	197

Expected return on plan assets	(925)	(878)	(818)	(263)	(248)	(178)

Amortization of unrecognized past service cost	(3)

Amortization of unrecognized net (gains) / losses	101		188	68	58	58

Special termination benefits	37	35	70	2

Settlements	10

Increase / (decrease) of unrecognized asset	235	237	(102)

Net periodic pension cost	468	411	403	125	105	168

Funded and unfunded plans	Swiss
CHF million	31.12.05	31.12.04	31.12.03	31.12.02	31.12.01

Defined benefit obligation from funded plans	(20,972)	(20,225)	(18,216)	(19,204)	(17,879)

Plan assets	20,229	18,575	17,619	16,566	18,289

Surplus / (deficit)	(743)	(1,650)	(597)	(2,638)	410

Experience gains / (losses) on plan liabilities	(77)

Experience gains / (losses) on plan assets	1,284

	Foreign
CHF million	31.12.05	31.12.04	31.12.03	31.12.02	31.12.01

Defined benefit obligation from funded plans	(4,635)	(3,815)	(3,509)	(3,295)	(3,402)

Defined benefit obligation from unfunded plans	(385)	(327)	(154)	(141)	(151)

Plan assets	4,288	3,580	3,402	2,382	2,887

Surplus / (deficit)	(732)	(562)	(261)	(1,054)	(666)

Experience gains / (losses) on plan liabilities	7

Experience gains / (losses) on plan assets	247

	Swiss			Foreign
	31.12.05	31.12.04	31.12.03	31.12.05	31.12.04	31.12.03

Principal weighted average actuarial assumptions used (%)

Assumptions used to determine defined benefit obligations at the end of the year

Discount rate	3.0	3.3	3.8	5.0	5.5	5.7

Expected rate of salary increase	2.5	2.5	2.5	4.4	4.4	4.6

Rate of pension increase	0.8	1.0	1.0	1.9	1.9	1.9

Assumptions used to determine net periodic pension cost for the year ended

Discount rate	3.3	3.8	3.8	5.5	5.7	5.8

Expected rate of return on plan assets	5.0	5.0	5.0	7.0	7.2	7.1

Expected rate of salary increase	2.5	2.5	2.5	4.4	4.6	4.4

Rate of pension increase	1.0	1.0	1.5	1.9	1.9	1.5

Financial Statements
Notes to the Financial Statements

Note 30 Pension and Other Post-Retirement Benefit Plans (continued)

a) Defined benefit plans (continued)
	Swiss			Foreign
CHF million, except where indicated	31.12.05	31.12.04	31.12.03	31.12.05	31.12.04	31.12.03

Expected future benefit payments

2006	922			150

2007	931			147

2008	949			158

2009	965			168

2010	968			180

2011–2015	5,063			1,272

Plan assets (weighted average)

Actual plan asset allocation (%)

Equity instruments	43	43	39	52	54	52

Debt instruments	43	41	43	39	41	30

Real estate	12	12	12	4	2	1

Other	2	4	6	5	3	17

Total	100	100	100	100	100	100

Long-term target plan asset allocation (%)

Equity instruments	34–46	34–49		52–55	49–55

Debt instruments	30–53	30–53		44–45	44–47

Real estate	11–19	12–19		0–3	1–2

Other	0	0		1–2	0–6

Actual return on plan assets (%)	12.0	5.5	8.6	13.6	10.8	17.8

Additional details to fair value of plan assets

UBS financial instruments and UBS bank accounts	613	1,239	1,005

UBS AG shares [1]	225	238	246

Securities lent to UBS included in plan assets	2,222	3,778	2,930

Other assets used by UBS included in plan assets	69	73	84

1  The number of UBS AG shares was 1,794,576, 2,493,173 and 2,908,699 as at 31 December 2005, 31 December 2004 and 31 December 2003, respectively.

Note 30 Pension and Other Post-Retirement Benefit Plans (continued)

b) Post-retirement medical and life plans

In the US and the UK, the Group offers retiree medical benefits that contribute to the health care coverage of employees and beneficiaries after retirement. In addition to retiree medical benefits, the Group in the US also provides retiree life insurance benefits.
The benefit obligation in excess of fair value of plan assets for those plans amounts to CHF 216 million as at 31 December 2005 (2004: CHF 166 million, 2003: CHF 179 million) and the total accrued post-retirement cost amounts to CHF 168 million as at 31 December 2005 (2004: CHF 136 mil-
lion, 2003: CHF 137 million). The net periodic post-retirement costs for the years ended 31 December 2005, 31 December 2004 and 31 December 2003 were CHF 21 million, CHF 16 million and CHF 22 million, respectively.
The employer contributions expected to be made in 2006 to the post-retirement medical and life plans are CHF 8 million. The expected future benefit payments are CHF 8 million for the year 2006, CHF 9 million for each of the years 2007 and 2008, CHF 10 million for the year 2009, CHF 11 million for the year 2010 and CHF 63 million in total for the years 2011–2015.

b) Post-retirement medical and life plans
CHF million	31.12.05	31.12.04	31.12.03

Post-retirement benefit obligation at the beginning of the year	(166)	(179)	(166)

Service cost	(8)	(6)	(11)

Interest cost	(11)	(9)	(10)

Actuarial gain / (loss)	(17)	8	(14)

Foreign currency translation	(22)	12	16

Benefits paid	8	8	6

Post-retirement benefit obligation at the end of the year	(216)	(166)	(179)

Fair value of plan assets at the beginning of the year	0	0	2

Employer contributions	8	8	4

Benefits paid	(8)	(8)	(6)

Fair value of plan assets at the end of the year	0	0	0

	31.12.05	31.12.04	31.12.03	31.12.02	31.12.01

Defined benefit obligation	(216)	(166)	(179)	(166)	(145)

Plan asset	0	0	0	2	3

Surplus / (deficit)	(216)	(166)	(179)	(164)	(142)

Experience gains / (losses) on plan liabilities	(3)

The assumed average health care cost trend rate used in determining post-retirement benefit expense is assumed to be 11% for 2005 and to decrease to an ultimate trend rate of 5% in 2012. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage point change in the assumed health care cost trend rates would change the US post-retirement benefit obligation and the service and interest cost components of the net periodic post-retirement benefit costs as follows:

CHF million	1% increase	1% decrease

Effect on total service and interest cost	4	(3)

Effect on the post-retirement benefit obligation	28	(23)

Financial Statements
Notes to the Financial Statements

Note 30 Pension and Other Post-Retirement Benefit Plans (continued)

c) Defined contribution plans

The Group also sponsors a number of defined contribution plans primarily in the UK and the US. Certain plans permit employees to make contributions and earn matching or other contributions from the Group. The contributions to these plans recognized as expense for the years ended 31 December 2005, 31 December 2004 and 31 December 2003 were CHF 184 million, CHF 187 million and CHF 141 million, respectively.

d) Related party disclosure

UBS is the principal bank for the pension fund of UBS in Switzerland. In this function, UBS is engaged to execute most of the pension fund’s banking activities. These activities also include, but are not limited to, trading and securities lending and borrowing. All transactions have been executed at arm’s length conditions.
The following fees and interest have been received or paid by UBS related to these banking activities:

	For the year ended
CHF million	31.12.05	31.12.04	31.12.03

Received by UBS

Fees	48	42	33

Paid by UBS

Interest	4	4	3

Dividends and capital repayments	7	7	7

The foreign UBS pension funds do not have a similar banking relationship with UBS, but they may hold and trade UBS shares and/or securities.

The transaction volumes in UBS shares and other UBS securities are as follows (all pension funds):

	For the year ended
	31.12.05	31.12.04	31.12.03

Financial instruments bought by pension funds

UBS AG shares (in thousands of shares)	1,387	2,822	4,987

UBS financial instruments (nominal values in CHF million)	0	47	34

Financial instruments sold by pension funds or matured

UBS AG shares (in thousands of shares)	2,263	3,713	5,760

UBS financial instruments (nominal values in CHF million)	45	18	36

UBS has also leased buildings from the Swiss pension fund. The rent paid by UBS under these leases amounted to CHF 4 million in 2005, CHF 5 million in 2004 and CHF 5 million in 2003.

There were financial instruments in the amount of CHF 163 million due from UBS pension plans outstanding as at 31 December 2005 (2004: CHF 0 million, 2003: CHF 0 million). The amounts due to UBS defined benefit pension plans are contained in the additional details to the fair value of plan assets. Furthermore, UBS defined contribution plans hold 7,064,279 UBS shares with a market value of CHF 885 million as at 31 December 2005 (2004: 7,230,314 shares with a market value of CHF 691 million, 2003: 7,733,881 shares with a market value of CHF 652 million).

Note 31 Equity Participation and Other Compensation Plans

a) Plans Offered

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
Discounted purchase plans: Up to and including 2005, selected employees in Switzerland were entitled to purchase a specified number of UBS shares at a predetermined discounted price each year. The number of shares that could be purchased depended on rank. Any such shares purchased must be held for a specified period of time. The discount is recorded as compensation expense. No new awards will be made under this plan.
Equity Ownership Plan (EOP): Selected personnel receive between 10% and 45% of their performance-related compensation in UBS shares or notional UBS shares instead of cash, on a mandatory basis. Up to and including 2004, participants in certain countries were eligible to receive a portion of their award in UBS shares (with a matching contribution in

UBS options) or in Alternative Investment Vehicles (AIVs) (generally money market funds, UBS and non-UBS mutual funds and other UBS sponsored funds). In 2002 and 2003, certain employees received UBS options instead of UBS shares for a portion of their EOP award. In 2005, options were not granted as part of EOP and awards were generally made in UBS shares. EOP awards vest in one-third increments over a three-year vesting period. Under certain conditions, these awards are fully forfeitable by the employee.

Key employee option plans: Under these plans, key and high potential employees are granted UBS options with a strike price not less than the fair market value of the shares on the date the option is granted. Option grants generally vest in one-third increments over a three-year vesting period and generally expire from ten years to ten and one-half years after the grant date. One option gives the right to purchase one registered UBS share at the option’s strike price.
Other plans: UBS sponsors a deferred compensation plan for selected eligible employees. Generally, contributions are made on a voluntary and tax deferred basis, and participants are allowed to notionally invest in AIVs. No additional company match is granted, and the plan is generally not forfeitable. In addition, UBS also grants other compensation awards to new recruits and key employees, generally in the form of UBS shares or options.
UBS satisfies share delivery obligations under its option based participation plans either by purchasing UBS shares in the market on grant date or shortly thereafter or through the issuance of new shares. At exercise, shares held in treasury are delivered, or alternatively newly issued, to the employee against receipt of the strike price. As at 31 December 2005, UBS was holding approximately 56 million shares in treasury which is expected to be sufficient for anticipated employee exercises in the next year.

Financial Statements
Notes to the Financial Statements

Note 31 Equity Participation and Other Compensation Plans (continued)
b) UBS share awards

Movements in shares granted under various equity participation plans described in Note 31a) are as follows:

UBS share awards
		Weighted-		Weighted-		Weighted-
		average		average		average
	Number of	grant date	Number of	grant date	Number of	grant date
	shares	fair value	shares	fair value	shares	fair value
Share compensation plans	31.12.05	(CHF)	31.12.04	(CHF)	31.12.03	(CHF)

Unvested, at the beginning of the year	24,636,819	79	31,383,890	75	48,136,561	78

Shares awarded during the year	13,626,050	101	11,713,406	95	11,023,553	61

Vested during the year	(10,995,880)	78	(17,996,498)	79	(26,915,860)	75

Forfeited during the year	(404,396)	89	(463,979)	77	(860,364)	79

Unvested, at the end of the year	26,862,593	92	24,636,819	79	31,383,890	75

UBS estimates the grant date fair value of shares awarded during the year by using the average UBS share price on the grant date as quoted on the virtX.

The market value of shares vested was CHF 1,083 million, CHF 1,922 million and CHF 1,677 million for the years ended 31 December 2005, 31 December 2004 and 31 December 2003, respectively.

c) UBS option awards

Movements in options granted under various equity participation plans described in Note 31a) are as follows:

UBS option awards
		Weighted-		Weighted-		Weighted-
		average		average		average
	Number of	grant date	Number of	grant date	Number of	grant date
	options	fair value [1]	options	fair value [1]	options	fair value [1]
	31.12.05	(CHF)	31.12.04	(CHF)	31.12.03	(CHF)

Outstanding, at the beginning of the year	100,907,354	69	109,040,026	63	88,164,227	67

Granted during the year	22,601,427	109	24,113,252	91	38,969,319	59

Exercised during the year	(30,651,709)	68	(29,396,959)	58	(14,782,471)	54

Forfeited during the year	(1,905,053)	90	(2,692,824)	66	(2,721,970)	64

Expired unexercised	(69,474)	68	(156,141)	76	(589,079)	76

Outstanding, at the end of the year	90,882,545	84	100,907,354	69	109,040,026	63

Exercisable, at the end of the year	37,394,419	70	37,941,280	65	34,726,720	59

1  Some of the options in this table have exercise prices denominated in USD which have been converted into CHF at the year-end spot exchange rates for the purposes of this table.

The weighted average share price of options exercised during the year was CHF 106, CHF 93 and CHF 77 for the years ended 31 December 2005, 31 December 2004 and 31 December 2003, respectively.

The following table provides additional information about option awards:

	31.12.05	31.12.04	31.12.03

Intrinsic value of options exercised during the year (CHF million)	1,224	960	326

Weighted-average grant date fair value of options granted (CHF)	16	25	15

In addition, UBS received cash of CHF 2,018 million and an income tax benefit of CHF 217 million from the exercise of share options for the year ended 31 December 2005.

The intrinsic value of share-based liabilities (shares and options) paid for the years ended 31 December 2005, 31 December 2004 and 31 December 2003 was CHF 87 million, CHF 669 million and CHF 1,092 million, respectively.

Note 31 Equity Participation and Other Compensation Plans (continued)
c) UBS option awards (continued)

The following tables summarize additional information about options outstanding and options exercisable at 31 December 2005:

as at 31.12.05
	Options outstanding				Options exercisable
		Weighted-		Weighted-		Weighted-		Weighted-
		average	Aggregate	average		average	Aggregate	average
	Number of	exercise	intrinsic	remaining	Number of	exercise	intrinsic	remaining
	options	price	value	contractual	options	price	value	contractual
Range of exercise price per share	outstanding	(CHF/USD)	(CHF million)	term (years)	exercisable	(CHF/USD)	(CHF million)	term (years)

CHF

53.37–70.00	11,419,873	60.44	738	6.8	5,374,311	59.77	351	6.4

70.01–85.00	9,663,720	77.90	456	6.3	9,110,432	77.82	431	6.3

85.01–100.00	12,146,701	95.31	362	7.2	4,179,263	96.83	118	5.6

100.01–126.45	14,458,375	104.08	304	9.1	9,459	102.93	0	9.3

53.37–126.45	47,688,669	86.09	1,860	7.5	18,673,465	76.89	900	6.2

USD

9.48–35.00	1,610,614	25.23	113	1.0	1,610,614	25.23	113	1.0

35.01–45.00	7,739,569	43.15	402	7.1	3,967,147	42.92	207	7.1

45.01–55.00	12,192,501	47.81	577	5.0	10,336,354	47.75	490	4.6

55.01–80.00	10,127,640	71.02	244	7.8	2,745,506	66.61	78	6.3

80.01–96.52	11,523,552	87.38	91	9.1	61,333	83.58	1	9.0

9.48–96.52	43,193,876	62.13	1,427	7.0	18,720,954	47.67	889	5.1

d) Valuation

Upon adoption of IFRS 2 and SFAS 123-R, both titled Share-based Payment, on 1 January 2005, UBS conducted a review of its option valuation inputs to ensure they were in line with the guidance included in the two standards. As a result of that review, UBS now uses a mix of implied and historic volatility instead of solely historic volatility and specific employee exercise behavior patterns based on statistical data instead of a single expected life input to determine the fair value of the options. A more sophisticated option valuation model was concurrently introduced to better model the UBS-specific employee exercise behavior patterns. The overall change in fair value of the options in 2005 versus 2004 is primarily attributable to using implied instead of historic volatility. The use of market-implied volatility decreased the fair value of the option by approximately CHF 7 or 29% compared to using historic volatility. The remaining reduction in fair value of approximately CHF 2 is attributable to the introduction of the new valuation model which uses UBS-specific employee exercise behavior patterns rather than an expected life input, as well as all other input changes based on observable market factors.

The fair value of options granted during 2005 was determined using the following assumptions:

	31.12.05
	CHF awards	range low	range high	USD awards	range low	range high

Expected volatility (%)	23.20	12.39	27.03	23.36	15.21	27.21

Risk-free interest rate (%)	2.00	0.62	2.34	4.11	1.91	4.63

Expected dividend (CHF/USD)	4.59	3.00	7.78	3.77	2.43	8.24

Strike price (CHF/USD)	104.16	96.45	126.45	88.21	78.49	96.52

Share price (CHF/USD)	102.65	96.45	126.45	86.79	78.49	96.52

Financial Statements
Notes to the Financial Statements

Note 31 Equity Participation and Other Compensation Plans (continued)
d) Valuation (continued)

The valuation technique takes into account the specific terms and conditions under which the share options are granted such as the vesting period, forced exercises during the lifetime, and gain- and time-dependent exercise behavior. The expected term of each option is calculated, by means of Monte Carlo simulation, as the probability-weighted average of the time of exercise.

The term structure of volatility is derived from the implied volatilities of traded UBS options in combination with the observed long-term historic share price volatility. Dividends are assumed to grow at a 10% yearly rate over the term of the option.
The fair value of options granted during 2004 and 2003 was determined using a proprietary option pricing model, similar to an American-style binomial model, with the following assumptions:

	31.12.04		31.12.03
	CHF awards	USD awards	CHF awards	USD awards

Expected volatility (%)	33.66	33.45	35.20	34.74

Risk-free interest rate (%)	2.03	3.70	1.70	3.17

Expected dividend rate (%)	3.86	3.88	4.58	4.35

Strike price (CHF/USD)	95.59	75.12	60.84	46.44

Share price (CHF/USD)	94.17	74.06	59.32	46.25

Expected life (years)	5.6	5.6	4.5	4.5

The expected life was estimated on the basis of observed employee option exercise patterns. Volatility was derived from the observed long-term historic share price volatility aligned to the expected life of the option. Dividends were assumed to grow at a 10% yearly rate over the expected life of the option.

e) Compensation expense

Generally, under IFRS, for all employee share and option awards for which the underlying is UBS shares, UBS recognizes compensation expense over the requisite service period which is generally equal to the vesting period. Share and option awards typically have a three-year tiered vesting structure which means awards vest in one-third increments over that period. The total share-based compensation expense recognized for the years ended 31 December 2005, 31 December 2004 and 31 December 2003 was CHF 1,662 million, CHF 1,406 million and CHF 1,474 million, respectively. The total income taxes recognized in the Income statement in relation to these expenses were a benefit of CHF 431 million, CHF 64 million and CHF 197 million for the years ended 31 December 2005, 31 December 2004 and 31 December 2003, respectively.

For the years ended 31 December 2005 and 31 December 2004, virtually all of the expense recorded for share-based payments was related to equity settled plans. For the year ended 31 December 2003, the expense recorded for equity-settled plans was CHF 1,247 million. At 31 December 2005 and 31 December 2004, the total liability related to vested and unvested cash-settled share-based plans was insignificant.
At 31 December 2005, total compensation cost related to non-vested awards not yet recognized in the Income statement is CHF 1,252 million, which is expected to be recognized in Personnel expenses over a weighted average period of 1.87 years.

Note 32 Related Parties

The Group defines related parties as associated companies, post-employment benefit plans for the benefit of UBS employees, key management personnel, close family members of key management personnel and enterprises which are, directly or indirectly, controlled by, jointly controlled by or significantly influenced by or in which significant voting power resides with key management personnel or their close family members. Key management personnel is defined as members of the Board of Directors (BoD) and Group Executive Board (GEB). This definition is based on the requirements of revised IAS 24 Related Party Disclosures adopted by UBS on 1 January 2005 and the “Directive on Information Relating to Corporate Governance” issued by the SWX Swiss Exchange and effective from 1 July 2002 for all listed companies in Switzerland.

Where applicable, prior comparative periods have been restated.

a) Remuneration of key management personnel

The executive members of the BoD have top management employment contracts and receive pension benefits upon retirement. Total remuneration of the executive members of the BoD and GEB is as follows:

	For the year ended
CHF million	31.12.05	31.12.04	31.12.03

Base salaries and other cash payments	15	15	14

Incentive awards – cash	90	70	65

Employer’s contributions to retirement benefit plans	1	1	1

Benefits in kind, fringe benefits (at market value)	3	2	1

Equity compensation benefits [1]	114	103	77

Total	223	191	158

1  Expense for shares and options granted is measured at grant date and allocated over the vesting period, generally 3 years for options and 5 years for shares.

Total compensation numbers exclude merger-related retention payments for two ex-PaineWebber executives of CHF 21.1 million (USD 17.0 million) in 2003. These retention payments were committed to at the time of the merger in 2000 and fully disclosed at the time.

The external members of the BoD do not have employment or service contracts with UBS, and thus are not entitled to benefits upon termination of their service on the BoD. Payments to these individuals for their services as external board members amounted to CHF 6.1 million in 2005, CHF 5.7 million in 2004 and CHF 5.4 million in 2003.

b) Equity holdings
	As at
	31.12.05	31.12.04	31.12.03

Number of stock options from equity participation plans held by executive members of the BoD and the GEB	5,431,125	6,004,997	6,218,011

Number of shares held by members of the BoD, GEB and parties closely linked to them	4,356,992	3,506,610	3,150,217

Of the share totals above, at 31 December 2005, 3,269 shares were held by close family members of key management personnel and 1,243,030 shares were held by enterprises which are directly or indirectly controlled by, jointly controlled by or significantly influenced by or in which significant voting power resides with key management personnel or their close family members.

In addition, at 31 December 2003, executive members of the BoD and GEB held 120,264 warrants (equal to 7,214 shares) from equity participation plans. Further information about UBS’s equity participation plans can be found in Note 31. No member of the BoD or GEB is the beneficial owner of more than 1% of the Group’s shares at 31 December 2005.

Financial Statements
Notes to the Financial Statements

Note 32 Related Parties (continued)

c) Loans, advances and mortgages to key management personnel

Executive members of the BoD and GEB members have been granted loans, fixed advances and mortgages on the same terms and conditions that are available to other employees, based on terms and conditions granted to third parties adjusted for reduced credit risk. Non-executive BoD members are granted loans and mortgages at general market conditions.

Movements in the loan, advances and mortgage balances are as follows:

CHF million	31.12.05	31.12.04

Balance at the beginning of the year	16	25

Additions	7	2

Reductions	(2)	(11)

Balance at the end of the year	21	16

No unsecured loans were granted to key management personnel as at 31 December 2005 and 31 December 2004.

d) Associated companies

Movements in loans to associated companies are as follows:

CHF million	31.12.05	31.12.04

Balance at the beginning of the year	83	81

Additions	267	38

Reductions	(26)	(36)

Credit loss (expense)/recovery	(3)	0

Balance at the end of the year	321	83

All loans to associated companies are transacted at arm’s length. Of the balances above, the amount of unsecured loans amounted to CHF 82 million and CHF 61 million at 31 December 2005 and 31 December 2004, respectively.

Other transactions with associated companies transacted at arm’s length are as follows:

	For the year ended or as at
CHF million	31.12.05	31.12.04	31.12.03

Payments to associates for goods and services received	397	248	120

Fees received for services provided to associates	258	180	122

Commitments and contingent liabilities to associates	39	83

During 2003, UBS sold its VISA acquiring business to Telekurs Holding AG, an associated company. UBS realized a CHF 90 million gain from this divestment. Note 35 provides a list of significant associates.

Note 32 Related Parties (continued)

e) Other related party transactions

During 2005 and 2004, UBS entered into transactions at arm’s length with enterprises which are directly or indirectly controlled by, jointly controlled by or significantly influenced by or in which significant voting power resides with key management personnel or their close family members. In 2005 and 2004 these companies included Bertarelli Biotech SA (Switzerland, previously Bertarelli & Cie.), BMW Group (Germany), Kedge Capital Funds Ltd. (Jersey), Serono Group (Switzerland), Stadler Rail Group (Switzerland), Team Alinghi (Switzerland), and Unisys Corporation (USA). Related parties in 2005 also included Löwenfeld AG (Switzerland) and Royal Dutch Shell plc (UK). In 2004, related parties also included J. Sainsbury plc. (UK).

Movements in loans to other related parties are as follows:

CHF million	31.12.05	31.12.04

Balance at the beginning of the year	294	79

Additions	628	275

Reductions	3	60

Loans at the end of the year [1]	919	294

1  In 2005 includes loans, guarantees and contingent liabilities of CHF 116 million and unused committed facilities of CHF 804 million but excludes unused uncommitted working capital facilities and unused guarantees of CHF 52 million. In 2004 includes loans, guarantees and contingent liabilities of CHF 32 million and unused committed facilities of CHF 262 million but excludes unused uncommitted working capital facilities and unused guarantees of CHF 110 million.

No unsecured loans were entered into as at 31 December 2005 and 31 December 2004.

Other transactions with these related parties include:

	For the year ended
CHF million	31.12.05	31.12.04	31.12.03

Goods sold and services provided to UBS	15	34	43

Fees received for services provided by UBS	1	10	7

As part of its sponsorship of Team Alinghi, defender for the “America’s Cup 2007”, UBS paid CHF 8.4 million (EUR 5.4 million) as sponsoring fee for 2005. Team Alinghi’s controlling shareholder is UBS board member Ernesto Bertarelli.

f) Additional information

UBS also engages in trading and risk management activities (e.g. swaps, options, forwards) with various related parties mentioned in previous sections. These transactions may give rise to credit risk either for UBS or for a related party towards UBS. As part of its normal course of business, UBS is also a market maker in equity and debt instruments and at times may hold positions in instruments of related parties.

Note 33 Securitizations

During the years ended 31 December 2005, 2004 and 2003, UBS securitized (i.e. transformed owned financial assets into securities) residential mortgage loans and securities, commercial mortgage loans and other financial assets, acting as lead or co-manager. UBS’s continuing involvement in these transactions was primarily limited to the temporary retention of various security interests.

Proceeds received at the time of securitization were as follows:

	Proceeds received
CHF billion	31.12.05	31.12.04	31.12.03

Residential mortgage securitizations	66	91	131

Commercial mortgage securitizations	5	3	4

Other financial asset securitizations	9	9	2

Related pre-tax gains (losses) recognized, including unrealized gains (losses) on retained interests, at the time of securitization were as follows:

	Pre-tax gains/(losses) recognized
CHF million	31.12.05	31.12.04	31.12.03

Residential mortgage securitizations	107	197	338

Commercial mortgage securitizations	125	141	214

Other financial asset securitizations	17	21	2

At 31 December 2005 and 2004, UBS retained CHF 1.7 billion and CHF 2.4 billion, respectively, in agency residential mortgage securities, backed by the Government National Mortgage Association (GNMA), the Federal National Mortgage Association (FNMA) and the Federal Home Loan Mortgage Corporation (FHLMC). The fair value of retained interests in residential mortgage securities is generally determined using observable market prices. Retained non-investment grade interests in other residential mortgage, commercial mortgage and other securities were not material at 31 December 2005 and 2004.

Note 34 Post-Balance Sheet Events

There have been no material post-balance sheet events which would require disclosure or adjustment to the 31 December 2005 Financial Statements.

On 2 March 2006, the Board of Directors reviewed the Financial Statements and authorized them for issue. These Financial Statements will be submitted to the Annual General Meeting of Shareholders to be held on 19 April 2006 for approval.

Note 35 Significant Subsidiaries and Associates

The legal entity group structure of UBS is designed to support the Group’s businesses within an efficient legal, tax, regulatory and funding framework. Neither the Business Groups of UBS (namely Investment Bank, Global Wealth Management & Business Banking and Global Asset Management) nor Corporate Center are replicated in their own individual legal entities, but rather they generally operate out of UBS AG (Parent Bank) through its Swiss and foreign branches.

The parent bank structure allows UBS to capitalize on the advantages offered by the use of one legal platform by all the Business Groups. It provides for the most cost efficient and flexible structure and facilitates efficient allocation and use of capital, comprehensive risk management and control and straightforward funding processes.
Where, usually due to local legal, tax or regulatory rules or due to additional legal entities joining the UBS Group via acquisition, it is either not possible or not efficient to operate out of the parent bank, then local subsidiary companies host the businesses. The significant operating subsidiary companies in the Group are listed below:

Significant subsidiaries
				Share		Equity
	Jurisdiction	Business		capital		interest
Company	of incorporation	Group [1]		in millions		accumulated in %

Banco UBS SA	Rio de Janeiro, Brazil	IB	BRL	52.9		100.0

Crédit Industriel SA	Zurich, Switzerland	Global WM&BB	CHF	0.1		100.0

Etra SIM SpA	Milan, Italy	Global WM&BB	EUR	7.6		100.0

Factors AG	Zurich, Switzerland	Global WM&BB	CHF	5.0		100.0

Noriba Bank BSC	Manama, Bahrain	Global WM&BB	USD	10.0		100.0

PaineWebber Capital Inc	Delaware, USA	IB	USD	25.8		100.0

PT UBS Securities Indonesia	Jakarta, Indonesia	IB	IDR	100,000.0		98.4

Thesaurus Continentale Effekten-Gesellschaft in Zürich	Zurich, Switzerland	Global WM&BB	CHF	0.1		100.0

UBS (Bahamas) Ltd	Nassau, Bahamas	Global WM&BB	USD	4.0		100.0

UBS (France) SA	Paris, France	Global WM&BB	EUR	10.7		100.0

UBS (Grand Cayman) Limited	George Town, Cayman Islands	IB	USD	25.0		100.0

UBS (Italia) SpA	Milan, Italy	Global WM&BB	EUR	60.0		100.0

UBS (Luxembourg) SA	Luxembourg, Luxembourg	Global WM&BB	CHF	150.0		100.0

UBS (Monaco) SA	Monte Carlo, Monaco	Global WM&BB	EUR	9.2		100.0

UBS (Trust and Banking) Limited	Tokyo, Japan	Global AM	JPY	11,150.0		100.0

UBS Advisory and Capital Markets Australia Ltd	Sydney, Australia	IB	AUD	580.8	[2]	100.0

UBS Alternative and Quantitative Investments LLC	Delaware, USA	Global AM	USD	0.0		100.0

UBS Americas Inc	Delaware, USA	IB	USD	4,550.8		100.0

UBS Asesores SA	Panama, Panama	Global WM&BB	USD	0.0		100.0

UBS Australia Limited	Sydney, Australia	IB	AUD	50.0		100.0

UBS Bank (Canada)	Toronto, Canada	Global WM&BB	CAD	8.5		100.0

UBS Bank USA	Utah, USA	Global WM&BB	USD	1,700.0		100.0

UBS Belgium SA/NV	Brussels, Belgium	Global WM&BB	EUR	17.0		100.0

UBS Capital (Jersey) Ltd	St. Helier, Jersey	IB	GBP	226.0		100.0

UBS Capital AG	Zurich, Switzerland	IB	CHF	5.0		100.0

UBS Capital Americas Investments II LLC	Delaware, USA	IB	USD	130.0	[2]	100.0

UBS Capital Americas Investments III Ltd	George Town, Cayman Islands	IB	USD	61.1	[2]	100.0

UBS Capital Asia Pacific Limited	George Town, Cayman Islands	IB	USD	5.0		100.0

UBS Capital BV	Amsterdam, the Netherlands	IB	EUR	118.8	[2]	100.0

UBS Capital II LLC	Delaware, USA	IB	USD	2.6	[2]	100.0

UBS Capital Latin America LDC	George Town, Cayman Islands	IB	USD	113.0	[2]	100.0

UBS Capital LLC	Delaware, USA	IB	USD	378.5	[2]	100.0

UBS Card Center AG	Glattbrugg, Switzerland	Global WM&BB	CHF	0.1		100.0

UBS Commodities Canada Ltd.	Toronto, Canada	IB	USD	11.3		100.0

UBS Corporate Finance Italia SpA	Milan, Italy	IB	EUR	1.9		100.0

UBS Derivatives Hong Kong Limited	Hong Kong, China	IB	HKD	60.0		100.0

UBS Deutschland AG	Frankfurt am Main, Germany	Global WM&BB	EUR	176.0		100.0

1 Global WM&BB: Global Wealth Management & Business Banking, Global AM: Global Asset Management, IB: Investment Bank, CC: Corporate Center. 2 Share capital and share premium.

Financial Statements
Notes to the Financial Statements

Note 35 Significant Subsidiaries and Associates (continued)

Significant subsidiaries (continued)
				Share		Equity
	Jurisdiction	Business		capital		interest
Company	of incorporation	Group [1]		in millions		accumulated in %

UBS Employee Benefits Trust Limited	St. Helier, Jersey	CC	CHF	0.0		100.0

UBS Energy LLC	Delaware, USA	IB	USD	0.0		100.0

UBS España SA	Madrid, Spain	Global WM&BB	EUR	62.2		100.0

UBS Fiduciaria SpA	Milan, Italy	Global WM&BB	EUR	0.2		100.0

UBS Fiduciary Trust Company	New Jersey, USA	Global WM&BB	USD	4.4	[2]	99.6

UBS Finance (Cayman Islands) Ltd	George Town, Cayman Islands	CC	USD	0.5		100.0

UBS Finance (Curação) NV	Willemstad, Netherlands Antilles	CC	USD	0.1		100.0

UBS Finance (Delaware) LLC	Delaware, USA	IB	USD	37.3	[2]	100.0

UBS Financial Services Inc	Delaware, USA	Global WM&BB	USD	1,672.3	[2]	100.0

UBS Financial Services Incorporated of Puerto Rico	Hato Rey, Puerto Rico	Global WM&BB	USD	31.0	[2]	100.0

UBS Fund Advisor LLC	Delaware, USA	Global WM&BB	USD	0.0		100.0

UBS Fund Holding (Luxembourg) SA	Luxembourg, Luxembourg	Global AM	CHF	42.0		100.0

UBS Fund Holding (Switzerland) AG	Basel, Switzerland	Global AM	CHF	18.0		100.0

UBS Fund Management (Switzerland) AG	Basel, Switzerland	Global AM	CHF	1.0		100.0

UBS Fund Services (Cayman) Ltd	George Town, Cayman Islands	Global AM	USD	5.6		100.0

UBS Fund Services (Ireland) Limited	Dublin, Ireland	Global AM	EUR	1.3		100.0

UBS Fund Services (Luxembourg) SA	Luxembourg, Luxembourg	Global AM	CHF	2.5		100.0

UBS Global Asset Management (Americas) Inc	Delaware, USA	Global AM	USD	0.0		100.0

UBS Global Asset Management (Australia) Ltd	Sydney, Australia	Global AM	AUD	8.0		100.0

UBS Global Asset Management (Canada) Co	Toronto, Canada	Global AM	CAD	117.0		100.0

UBS Global Asset Management (Deutschland) GmbH	Frankfurt am Main, Germany	Global AM	EUR	7.7		100.0

UBS Global Asset Management (France) SA	Paris, France	Global WM&BB	EUR	2.1		100.0

UBS Global Asset Management (Hong Kong) Limited	Hong Kong, China	Global AM	HKD	25.0		100.0

UBS Global Asset Management (Italia) SIM SpA	Milan, Italy	Global AM	EUR	2.0		100.0

UBS Global Asset Management (Japan) Ltd	Tokyo, Japan	Global AM	JPY	2,200.0		100.0

UBS Global Asset Management (Singapore) Ltd	Singapore, Singapore	Global AM	SGD	4.0		100.0

UBS Global Asset Management (Taiwan) Ltd	Taipei, Taiwan	Global AM	TWD	340.0		100.0

UBS Global Asset Management (US) Inc	Delaware, USA	Global AM	USD	35.2	[2]	100.0

UBS Global Asset Management Holding Ltd	London, Great Britain	Global AM	GBP	33.0		100.0

UBS Global Life AG	Vaduz, Liechtenstein	Global WM&BB	CHF	5.0		100.0

UBS Global Trust Corporation	St. John, Canada	Global WM&BB	CAD	0.1		100.0

UBS International Holdings BV	Amsterdam, the Netherlands	CC	EUR	6.8		100.0

UBS International Inc	New York, USA	Global WM&BB	USD	34.3	[2]	100.0

UBS International Life Limited	Dublin, Ireland	Global WM&BB	EUR	1.0		100.0

UBS Investment Bank Nederland BV	Amsterdam, the Netherlands	IB	EUR	10.8		100.0

UBS Investment Management Canada Inc	Toronto, Canada	Global WM&BB	CAD	0.0		100.0

UBS Italia SIM SpA	Milan, Italy	IB	EUR	15.1		100.0

UBS Leasing AG	Zurich, Switzerland	Global WM&BB	CHF	10.0		100.0

UBS Life AG	Zurich, Switzerland	Global WM&BB	CHF	25.0		100.0

UBS Life Insurance Company (USA)	California, USA	Global WM&BB	USD	39.3	[2]	100.0

UBS Limited	London, Great Britain	IB	GBP	29.4		100.0

UBS Loan Finance LLC	Delaware, USA	IB	USD	16.7		100.0

UBS Mortgage Holdings LLC	Delaware, USA	Global WM&BB	USD	0.0		100.0

UBS New Zealand Limited	Auckland, New Zealand	IB	NZD	7.5		100.0

UBS O’Connor LLC	Delaware, USA	Global AM	USD	1.0		100.0

UBS Portfolio LLC	Delaware, USA	IB	USD	0.1		100.0

UBS Preferred Funding Company LLC I	Delaware, USA	CC	USD	0.0		100.0

UBS Preferred Funding Company LLC II	Delaware, USA	CC	USD	0.0		100.0

1 Global WM&BB: Global Wealth Management & Business Banking, Global AM: Global Asset Management, IB: Investment Bank, CC: Corporate Center.   2 Share capital and share premium.

Note 35 Significant Subsidiaries and Associates (continued)

Significant subsidiaries (continued)
				Share		Equity
	Jurisdiction	Business		capital		interest
Company	of incorporation	Group [1]		in millions		accumulated in %

UBS Preferred Funding Company LLC III	Delaware, USA	CC	USD	0.0		100.0

UBS Preferred Funding Company LLC IV	Delaware, USA	CC	USD	0.0		100.0

UBS Principal Finance LLC	Delaware, USA	IB	USD	0.1		100.0

UBS Private Clients Australia Ltd	Melbourne, Australia	Global WM&BB	AUD	53.9		100.0

UBS Real Estate Investments Inc	Delaware, USA	IB	USD	0.3		100.0

UBS Real Estate Kapitalanlagegesellschaft mbH	Munich, Germany	Global AM	EUR	7.5		51.0

UBS Real Estate Securities Inc	Delaware, USA	IB	USD	0.4		100.0

UBS Realty Investors LLC	Massachusetts, USA	Global AM	USD	9.3		100.0

UBS Securities (Thailand) Ltd	Bangkok, Thailand	IB	THB	400.0		100.0

UBS Securities Asia Limited	Hong Kong, China	IB	HKD	20.0		100.0

UBS Securities Australia Ltd	Sydney, Australia	IB	AUD	209.8	[2]	100.0

UBS Securities Canada Inc	Toronto, Canada	IB	CAD	10.0		50.0

UBS Securities España Sociedad de Valores SA	Madrid, Spain	IB	EUR	15.0		100.0

UBS Securities France SA	Paris, France	IB	EUR	22.9		100.0

UBS Securities Hong Kong Limited	Hong Kong, China	IB	HKD	230.0		100.0

UBS Securities India Private Limited	Mumbai, India	IB	INR	237.8		75.0

UBS Securities International Limited	London, Great Britain	IB	GBP	18.0		100.0

UBS Securities Japan Ltd	George Town, Cayman Islands	IB	JPY	60,000.0		100.0

UBS Securities Limited	London, Great Britain	IB	GBP	140.0		100.0

UBS Securities Limited Seoul Branch	Seoul, South Korea	IB	KRW	0.0		100.0

UBS Securities LLC	Delaware, USA	IB	USD	2,141.4	[2]	100.0

UBS Securities Malaysia Sdn Bdn	Kuala Lumpur, Malaysia	IB	MYR	75.0		100.0

UBS Securities Philippines Inc	Makati City, Philippines	IB	PHP	150.0		100.0

UBS Securities Pte. Ltd.	Singapore, Singapore	IB	SGD	90.0		100.0

UBS Services USA LLC	Delaware, USA	Global WM&BB	USD	0.0		100.0

UBS South Africa (Proprietary) Limited	Sandton, South Africa	IB	ZAR	87.1	[2]	100.0

UBS Swiss Financial Advisers AG	Zurich, Switzerland	Global WM&BB	CHF	1.5		100.0

UBS Trust Company National Association	New York, USA	Global WM&BB	USD	5.0	[2]	100.0

UBS Trustees (Bahamas) Ltd	Nassau, Bahamas	Global WM&BB	USD	2.0		100.0

UBS Trustees (Cayman) Ltd	George Town, Cayman Islands	Global WM&BB	USD	2.0		100.0

UBS Trustees (Jersey) Ltd	St. Helier, Jersey	Global WM&BB	GBP	0.0		100.0

UBS Trustees (Singapore) Ltd	Singapore, Singapore	Global WM&BB	SGD	3.3		100.0

UBS UK Holding Limited	London, Great Britain	IB	GBP	5.0		100.0

UBS UK Properties Limited	London, Great Britain	IB	GBP	100.0		100.0

UBS Wealth Management (UK) Ltd	London, Great Britain	Global WM&BB	GBP	2.5		100.0

Motor-Columbus AG	Baden, Switzerland	CC	CHF	253.0		55.6

Aare-Tessin AG für Elektrizität [3]	Olten, Switzerland	CC	CHF	303.6		33.0

Atel Energia S.r.l. [3]	Milan, Italy	CC	EUR	20.0		32.3

Atel Installationstechnik AG [3]	Olten, Switzerland	CC	CHF	30.0		33.0

Entrade GmbH [3]	Schaffhausen, Switzerland	CC	CHF	0.4		24.7

GAH Beteiligungs AG [3]	Heidelberg, Germany	CC	EUR	25.0		33.0

Società Elettrica Sopracenerina SA [3]	Locarno, Switzerland	CC	CHF	27.5		19.6

1 Global WM&BB: Global Wealth Management & Business Banking, Global AM: Global Asset Management, IB: Investment Bank, CC: Corporate Center.   2 Share capital and share premium.   3 Not wholly owned subsidiary controlled by Motor-Columbus which itself is only 55.6% owned by UBS.

Financial Statements
Notes to the Financial Statements

Note 35 Significant Subsidiaries and Associates (continued)

Consolidated companies: changes in 2005

Significant new companies

Etra SIM SpA – Milan, Italy

UBS Real Estate Kapitalanlagegesellschaft mbH – Munich, Germany

UBS Swiss Financial Advisers AG – Zurich, Switzerland

Deconsolidated companies
Significant deconsolidated companies	Reason for deconsolidation

Ehinger & Armand von Ernst AG – Zurich, Switzerland	Sold

Ferrier Lullin & Cie SA – Geneva, Switzerland	Sold

BDL Banco di Lugano – Lugano, Switzerland	Sold

GAM Holding AG – Zurich, Switzerland	Sold

UBS Investment Bank AG – Frankfurt am Main, Germany	Merged

UBS Capital SpA – Milan, Italy	Sold

Cantrade Private Bank Switzerland (CI) Limited – St. Helier, Jersey	Sold

GAM Limited – Hamilton, Bermuda	Sold

BDL Banco di Lugano (Singapore) Ltd – Singapore, Singapore	Sold

SBC Wealth Management AG – Zug, Switzerland	Merged

Significant associates
		Equity interest	Share capital
Company	Industry	in %	in millions

Electricité d’Emosson SA – Martigny, Switzerland	Electricity	16	CHF	140

Engadiner Kraftwerke AG – Zernez, Switzerland	Electricity	7	CHF	140

Kernkraftwerk Gösgen-Däniken AG – Däniken, Switzerland	Electricity	13	CHF	350	[1]

Kernkraftwerk Leibstadt AG – Leibstadt, Switzerland	Electricity	9	CHF	450

SIS Swiss Financial Services Group AG – Zurich, Switzerland	Financial	33	CHF	26

Telekurs Holding AG – Zurich, Switzerland	Financial	33	CHF	45

UBS Alpha Select – George Town, Cayman Islands	Private Investment Company	32	USD	295	[2]

UBS Alpha Hedge Fund – George Town, Cayman Islands	Private Investment Company	23	USD	345	[2]

UBS Currency Portfolio Ltd – George Town, Cayman Islands	Private Investment Company	25	USD	957	[2]

UBS Global Equity Arbitrage Ltd – George Town, Cayman Islands	Private Investment Company	21	USD	613	[2]

Azienda Energetica Municipale S.p.A. – Milan, Italy	Electricity	2	EUR	930

Chou Mitsui Private Equity Partners Investment Limited
Partnership V – Tokyo, Japan	Private Investment Company	47	JPY	10,490

ATR Acquisition LLC – Texas, USA	Manufacturing	28	USD	273

Waterside Plaza Holdings LLC – Delaware, USA	Real Estate	50	USD	119

1 Thereof paid in CHF 290 million.   2 For hedge funds net asset value instead of share capital.

None of the above investments carries voting rights that are significantly different from the proportion of shares held.

Note 36 Invested Assets and Net New Money

Invested assets include all client assets managed by or deposited with UBS for investment purposes only. Assets included are, for example, managed fund assets, managed institutional assets, discretionary and advisory wealth management portfolios, fiduciary deposits, time deposits, savings accounts and wealth management securities or brokerage accounts. All assets held for purely transactional purposes and custody-only including corporate client assets held for cash management and transactional purposes are excluded, as the bank only administers the assets and does not offer advice on how the assets should be invested. Also excluded are non-bankable assets (e. g. art collections) and deposits from third-party banks for funding or trading purposes.

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

Net new money is the net amount of invested assets that are acquired by the bank from new clients, invested assets that are lost when clients terminate their relationship with UBS and the inflows and outflows of invested assets from existing UBS clients. Net new money is calculated with the direct method, which is based on transaction level in- and out-flows to/from invested assets at client level. Interest and dividend income from invested assets is not included in the net new money result. Market and currency movements as well as fees and commissions are also excluded, as are the effects resulting from any acquisition or divestment of a UBS subsidiary or business. Interest expense on loans to clients results in net new money outflows. Reclassifications between invested assets and client assets as a result of a change in the service level delivered are treated as net new money flow.
Private Banks & GAM was sold on 2 December 2005.

CHF billion	31.12.05	31.12.04

Fund assets managed by UBS	390	354

Discretionary assets	716	570

Other invested assets	1,546	1,293

Total invested assets	2,652	2,217

thereof double count	332	294

Net new money	148.5	89.9

Note 37 Business Combinations

During 2005, UBS completed several acquisitions that were accounted for as business combinations. None of the acquisitions was individually significant to the financial statements, and therefore they are presented in aggregate for each of Financial Businesses and Industrial Holdings.

Financial Businesses

In 2005, Wealth Management completed the acquisitions of Julius Baer North America, Etra SIM S.p.A. (Etra) and Dresdner Bank Lateinamerika (DBLA).

Julius Baer North America

On 1 April 2005, UBS acquired the assets of Julius Baer’s wealth management operations in North America, which also include certain related assets in Switzerland, for an aggregate consideration of approximately CHF 76 million. The business manages over USD 4 billion of client assets, including custodial assets, and employs approximately 50 staff in four locations. These operations have been integrated to further strengthen UBS’s wealth management operations.

Etra

Effective 31 May 2005, UBS acquired Etra, an independent Italian financial intermediary firm, for an aggregate consideration of approximately CHF 26 million. Etra serves wealthy private and institutional clients in Italy and manages approximately EUR 400 million of client assets with 20 staff. The operations have subsequently been integrated into UBS’s Italian wealth management unit.

Dresdner Bank Lateinamerika

On 29 April 2005, UBS acquired wealth management operations from Dresdner Bank Lateinamerika (DBLA) located in Hamburg, New York, Miami, Zurich and the Bahamas. The Hamburg activities represent approximately two thirds of DBLA’s acquired business, while the remainder is spread over the other four locations. The cost of the acquisition was approximately CHF 136 million, and resulted in the recognition of goodwill of approximately CHF 133 million. The acquired business managed invested assets from private clients of approximately EUR 3.7 billion. The acquired business covers all important Latin American markets and strengthens UBS’s position as a provider of wealth management services for clients in that region.

Global Asset Management – Siemens Real Estate Funds

Effective 1 April 2005, UBS expanded its asset management activities in Germany by acquiring a 51% stake in the real estate investment management business of Siemens Kapital-anlagegesellschaft mbH (SKAG), a subsidiary of Siemens AG, the German engineering conglomerate. The purchase price was CHF 67 million, allocated to identified net assets at fair value of approximately CHF 10 million and goodwill of approximately CHF 57 million. The business comprises three open-end real estate funds with a total fund volume of approximately EUR 2 billion (as at 31 December 2004) and has been integrated into the global real estate business, giving it access to Global Asset Management’s established distribution network. The business was renamed UBS Real Estate Kapitalanlagegesellschaft mbH.

Investment Bank – Prediction

On 11 November 2005, UBS acquired the remaining 68.3% of Prediction LLC (Prediction), a financial engineering and trading software company located in Santa Fe, New Mexico, USA. UBS has owned a 31.7% minority stake in the company since 2000. The purchase is in line with UBS’s focus on technology and allows continuous operation and development of Prediction’s automated trading systems. Furthermore, UBS secures the know-how available at Prediction and the opportunity to leverage it across UBS. The purchase price of approximately CHF 84 million was primarily allocated to intangible assets valued at approximately CHF 26 million and goodwill of approximately CHF 51 million.
Details of assets and liabilities recognized from the acquisitions above are as follows:

Note 37 Business Combinations (continued)

		Step-up to
CHF million	Book value	fair value	Fair value

Assets

Intangible assets	2	43	45

Property and equipment	2	0	2

Financial investments	35	0	35

Goodwill	0	327	327

All other assets	1,092	0	1,092

Total assets	1,131	370	1,501

Liabilities

Provisions	18	0	18

Deferred tax liabilities	0	6	6

All other liabilities	1,022	2	1,024

Total liabilities	1,040	8	1,048

Net assets	91	362	453

Total liabilities and equity	1,131	370	1,501

Industrial Holdings

On 1 July 2005, Motor-Columbus acquired Elektroline a.s., a service company active in the electricity business in the Czech Republic. The operations are small and are an entry base in the energy service market in that country.
On 20 December 2005, Motor-Columbus acquired Moravske Teplarny a.s., a power generator in the Czech Republic, for a consideration of approximately CHF 108 million. The purchase price was predominantly allocated to the power station and fair value of net assets acquired was equal to the purchase price. No goodwill was recognized in this acquisition. The acquisition is a further step in expanding Motor-Columbus’s operations in Eastern Europe.

Details of assets and liabilities recognized from the two acquisitions above are as follows:

		Step-up to
CHF million	Book value	fair value	Fair value

Assets

Property and equipment	97	14	111

Deferred tax assets	0	2	2

Goodwill	0	4	4

All other assets	15	0	15

Total assets	112	20	132

Liabilities

Provisions	1	0	1

Deferred tax liabilities	6	5	11

All other liabilities	6	(4)	2

Total liabilities	13	1	14

Net assets	99	19	118

Total liabilities and equity	112	20	132

Financial Statements
Notes to the Financial Statements

Note 37 Business Combinations (continued)

Business combinations completed in 2004

During 2004, UBS completed several acquisitions that were accounted for as business combinations. Except Motor-Columbus, which is discussed separately, none of the acquisitions was individually significant to the financial statements, and therefore, they are presented in aggregate per business group.

Wealth Management

In the first quarter of 2004, UBS acquired the private banking operations of Lloyds Bank S.A., France, and the private client business of Merrill Lynch in Germany and Austria. The two businesses together had invested assets of approximately CHF 3.3 billion at the date of acquisition. Both businesses have been integrated into the local UBS Wealth Management operations and have helped to significantly increase the client base in France and Germany.
In the second quarter of 2004, UBS acquired Laing & Cruickshank and Scott Goodman Harris, both British firms. Laing & Cruickshank, acquired for a consideration of approximately CHF 363 million, provides comprehensive wealth management services to high net worth investors and charities. 75 client advisors looked after invested assets of approximately CHF 11.4 billion, which doubled the size of UBS’s wealth management operations in the United Kingdom. Scott Goodman Harris, with 28 employees, provides advice on pension and retirement benefit products, serving primarily executives and company directors. Subsequent to the acquisition both firms have been integrated into the UBS wealth management operations in the UK.

In fourth quarter 2004, UBS acquired Sauerborn Trust AG (Sauerborn), an independent German firm providing financial advisory services to individuals in the ultra-high net worth segment. Sauerborn has approximately CHF 9.4 billion of assets under management. UBS has merged its ultra-high net worth segment within the German wealth management business with the operations of Sauerborn to provide an expanded range of services and products to its clients and reap the benefits of synergies. UBS paid a cash consideration of approximately CHF 140 million (EUR 91 million) at closing, and will pay a further CHF 65 million (EUR 42 million) in three equal installments over two years.
The aggregate purchase price for the five acquisitions is approximately CHF 696 million and has been allocated to acquired net assets at fair value of CHF 175 million. The difference of CHF 521 million from the purchase price has been recognized as goodwill.
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

Intangible assets recognized relate to the existing customer relationships of the businesses and have been assigned useful lives of twenty years, over which they will be amortized.

Note 37 Business Combinations (continued)

Investment Bank

In fourth quarter 2004, UBS acquired Charles Schwab SoundView Capital Markets, the Capital Markets Division of Charles Schwab Corp. (Schwab), for an aggregate cash consideration of approximately CHF 304 million. The business comprises equities trading and sales, including a third-party execution business, along with Schwab’s NASDAQ trading system. This business handles over 200 million shares a day in trade volume and makes a market in over 11,000 stocks. As part of the acquisition, UBS and Schwab have entered into multi-year execution service agreements for the handling of Schwab’s equities and listed options orders. The business was integrated in the Equities business of the Investment Bank.
Also in fourth quarter 2004, UBS acquired from Brunswick Capital their 50% stake in the equal partnership joint venture Brunswick UBS, an equity brokerage and trading, investment banking and custody joint venture in Russia. The total purchase price has been estimated at approximately CHF 203 mil-

lion, of which UBS paid at closing a cash consideration to the sellers of CHF 113 million (USD 99 million), while the balance, which includes 20% of Brunswick UBS’s net profits for 2005, is payable in 2005 and 2006. Formed in 1997, Brunswick UBS has developed a significant franchise in the Russian securities market, employing 120 people in Moscow. UBS already consolidated Brunswick, so that the effects of this acquisition on the financial statements are minor.

The aggregate purchase price for the two businesses is approximately CHF 507 million, a portion of which includes a deferred component linked to future results of operations. Accordingly, a revision of the current purchase price estimate will be made, if necessary, once final payments have been determined. The purchase price has been allocated to net assets acquired of CHF 198 million, which includes a revaluation of CHF 27 million related to UBS’s existing interest in Brunswick. The difference of CHF 336 million from the purchase price has been recognized as goodwill.
Details of assets and liabilities recognized are as follows:

		Step-up to
CHF million	Book value	fair value	Fair value

Assets

Intangible assets	21	133	154

Property and equipment	20	(13)	7

Financial investments	99	(2)	97

Deferred tax assets	37	(37)	0

Goodwill	0	336	336

All other assets	361	(1)	360

Total assets	538	416	954

Liabilities

Deferred tax liabilities	0	23	23

All other liabilities	364	32	396

Total liabilities	364	55	419

Equity attributable to minority interests	40	(39)	1

Equity attributable to shareholders	134	400	534

Total liabilities and equity	538	416	954

     Intangible assets recognized relate to the businesses’ existing customer relationships and have been assigned useful lives of five years, in the case of Brunswick, and eight years, in the case of Schwab, over which they will be amortized.

Financial Statements
Notes to the Financial Statements

Note 37 Business Combinations (continued)

Notz Stucki

In first quarter 2004, Ferrier Lullin, one of UBS’s private label banks, acquired Notz Stucki & Co., a small private bank in Geneva. The activities have been integrated into the operations of Ferrier Lullin. The purchase price of CHF 42 million was allocated to net tangible assets of CHF 22 million, and Notz Stucki’s customer base of CHF 21 million, less deferred taxes of CHF 5 million. The difference of CHF 4 million from the purchase price was recognized as goodwill. On 2 December 2005, the business was sold as part of Private Banks & GAM to Julius Baer.

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

UBS now consolidates Motor-Columbus and treated the acquisition of the 20% ownership interest as a business combination. The purchase price was allocated to acquired net assets of approximately CHF 260 million and the difference of CHF 119 million from the purchase price was recognized as goodwill. In accordance with IFRS 3, the existing 35.6% interest in Motor-Columbus was revalued to the valuation basis established at 1 July 2004, resulting in a revaluation amount of approximately CHF 81 million (CHF 63 million net of deferred tax liabilities), which was recorded directly in equity. The minority interests were also revalued to the new valuation basis, so that assets acquired and liabilities assumed are carried at full fair value. Details of assets, liabilities and minority interests, for which a step-up to fair value was recognized in purchase accounting, and all other assets and liabilities recognized at carryover basis are as follows:

		Step-up to
CHF million	Book value	fair value	Fair value

Assets

Intangible assets	444	750	1,194

Property and equipment	1,939	144	2,083

Investments in associates	655	367	1,022

Financial investments	621	19	640

Deferred tax assets	113	67	180

All other assets	2,629	0	2,629

Total assets	6,401	1,347	7,748

Liabilities

Provisions	835	75	910

Debt issued	700	27	727

Deferred tax liabilities	293	308	601

All other liabilities	3,045	0	3,045

Total liabilities	4,873	410	5,283

Equity attributable to minority interests	784	382	1,166

Equity attributable to shareholders	744	555	1,299

Total liabilities and equity	6,401	1,347	7,748

The CHF 75 million step-up to fair value of provision relates to contingent liabilities arising from guarantees and certain contractual obligations. UBS’s share in the equity at fair value of CHF 1,299 million is CHF 723 million, while the remaining CHF 576 million is additional minority interests, bringing the total minority interest as of the acquisition date to CHF 1,742 million.

Useful economic lives of between 4 and 25 years have been assigned to amortizable and depreciable assets based on contractual lives, where applicable, or estimates of the period during which the assets will benefit the operations.

Note 37 Business Combinations (continued)

Pro-forma information (unaudited)

The following pro-forma information shows UBS’s total operating income, net profit and basic earnings per share as if all of the acquisitions completed in 2005 had been made as at 1 January 2005 and 2004, and all acquisitions completed in 2004 had been made as at 1 January 2004 and 2003. Adjustments have been made to reflect additional amortization and depreciation of assets and liabilities, which have been assigned fair values different from their carryover basis in purchase accounting.

	For the year ended
CHF million, except where indicated	31.12.05	31.12.04	31.12.03

Total operating income	51,069	46,336	39,536

Net profit	14,043	8,044	6,277

Basic earnings per share (CHF)	13.95	7.81	5.62

Acquisitions announced in 2006

UBS Bunting Limited

On 19 January 2006, UBS announced the proposed acquisition of the 50% minority interest in its Canadian institutional securities subsidiary, UBS Bunting Limited. The purchase price will consist of a combination of cash and UBS stock totaling CAD 144 million (approximately CHF 157 million) plus up to an additional CAD 29 million (approximately CHF 32 million) depending on the performance of the acquired business post-closing in 2006 and 2007. The transaction is expected to close during the first quarter of 2006 and is subject to shareholder and regulatory approvals. UBS currently owns a controlling stake of 50% in UBS Bunting Limited, with the remaining shares held by employees of its wholly owned operating subsidiary.

Note 38 Discontinued Operations

Private Banks & GAM

On 2 December 2005, UBS sold its Private Banks & GAM unit to Julius Baer for an aggregate consideration of CHF 5,683 million, of which CHF 3,375 million was received in cash, CHF 225 million in the form of hybrid Tier 1 instruments, and the remaining CHF 2,083 million representing a 21.5% stake in the enlarged Julius Baer. As part of the sales agreement, CHF 200 million of cash was retained within UBS. The gain on sale after taxes from this transaction amounts to CHF 3,705 million.
As part of the agreement, UBS agreed to a lock-up period of 18 months for 19.9% of the stake and of three months for the remaining 1.6%. The value of the Julius Baer stake is based on a price of CHF 86.20 per share at the date of closing, which is a discount of 8.4% to the market price to take into account the 18-month lock-up period to which 19.9% of the stake is subject. Shortly after closing, UBS reduced its 21.5% stake to approximately 20.7% by settling call options that were outstanding on the shares of the former holding company of the Private Banks & GAM businesses.
UBS has agreed not to take a seat on Julius Baer’s board of directors or exercise any control or influence on its strategy or on its operational business decisions, and has no right to register its shares with voting rights for a period of 3 years, unless specifically defined events occur that could materially dilute or otherwise affect UBS’s position as an investor in Julius

Baer. In such an event, UBS has the option to register its shares with voting rights and thus obtain the possibility to vote them at shareholders’ meetings. Given the fact that the shares are not entered into Julius Baer’s share register with voting rights, UBS classified the stake as a financial investment available-for-sale.

Private Banks & GAM is presented as a discontinued operation in these financial statements. Private Banks & GAM comprised the three private banks Banco di Lugano, Ehinger & Armand von Ernst and Ferrier Lullin as well as specialist asset manager GAM and was presented as a separate business segment.

Industrial Holdings

In 2005, UBS sold four of its consolidated private equity investments for an aggregate cash consideration of CHF 179 million. In 2004, UBS sold five of its consolidated private equity investments for an aggregate cash consideration of CHF 141 million, while in 2003 one consolidated private equity investment was sold for an aggregate cash consideration of CHF 456 million. These private equity investments were all held within the Industrial Holdings segment and were sold in line with UBS’s strategy to exit the private equity business. These investments are presented as discontinued operations in these Financial Statements.

Note 38 Discontinued Operations (continued)

CHF million	For the year ended 31.12.05
	Private Banks & GAM	Industrial Holdings

Operating income	1,102	975

Operating expenses	633	967

Profit from operations before tax	469	8

Pre-tax gain on sale	4,095	116

Profit from discontinued operations before tax	4,564	124

Tax expense on profit from operations	99	9

Tax expense on gain on sale	390	0

Tax expense from discontinued operations	489	9

Net profit from discontinued operations	4,075	115

Net cash flows from

operating activities	(143)	41

investing activities	(22)	(14)

financing activities	0	1

CHF million	For the year ended 31.12.04
	Private Banks & GAM	Industrial Holdings

Operating income	1,086	1,890

Operating expenses	690	1,818

Profit from operations before tax	396	72

Pre-tax gain on sale	0	68

Profit from discontinued operations before tax	396	140

Tax expense on profit from operations	97	32

Tax expense on gain on sale	0	0

Tax expense from discontinued operations	97	32

Net profit from discontinued operations	299	108

Net cash flows from

operating activities	(725)	5

investing activities	30	(34)

financing activities	3	44

CHF million	For the year ended 31.12.03
	Private Banks & GAM	Industrial Holdings

Operating income	882	2,136

Operating expenses	662	2,071

Profit from operations before tax	220	65

Pre-tax gain on sale	0	194

Profit from discontinued operations before tax	220	259

Tax expense on profit from operations	52	27

Tax expense on gain on sale	0	0

Tax expense from discontinued operations	52	27

Net profit from discontinued operations	168	232

Net cash flows from

operating activities	2,348	103

investing activities	135	(118)

financing activities	(1)	(3)

Note 38 Discontinued Operations (continued)

Motor-Columbus

On 30 September 2005, UBS announced that it had signed agreements to sell its 55.6% stake in Motor-Columbus to a consortium of Atel’s Swiss minority shareholders, EOS Holding and Atel, as well as to the French utility Electricité de France (EDF). The sale price has been set at CHF 1.3 billion, resulting in an estimated pre-tax gain for UBS of around CHF

350 million. The transaction must be approved by various national and international authorities.

Motor-Columbus continues to be presented as a continuing operation until it is highly probable that the conditions precedent, to which the sale is subject, will be met. At that time, Motor-Columbus will be presented as a discontinued operation in the Financial Statements.

Note 39 Currency Translation Rates

The following table shows the principal rates used to translate the financial statements of foreign entities into Swiss francs:

	Spot rate As at		Average rate Year ended
	31.12.05	31.12.04	31.12.05	31.12.04	31.12.03

1 USD	1.31	1.14	1.25	1.24	1.34

1 EUR	1.56	1.55	1.55	1.54	1.54

1 GBP	2.26	2.19	2.27	2.27	2.20

100 JPY	1.11	1.11	1.13	1.15	1.16

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

1. Consolidation

Under IFRS, all entities which are directly or indirectly controlled by the Group are consolidated.
Under Swiss law, only entities that are active in the field of banking and finance as well as real estate entities are subject to consolidation. Entities which are held temporarily are recorded as Financial investments.

2. Financial investments

Under IFRS, available-for-sale financial investments are carried at fair value. Changes in fair value are recorded directly in Equity until an investment is sold, collected or otherwise disposed of, or until an investment is determined to be impaired. At the time an available-for-sale investment is determined to be impaired, the cumulative unrealized loss previously recognized in Equity is included in net profit or loss for the period. On disposal of a financial investment, the difference between the net disposal proceeds and the carrying amount plus any attributable unrealized gain or loss balance recognized in Equity, is included in net profit or loss for the period.
Under Swiss law, financial investments are carried at the lower of cost or market value. Reductions to market value below cost and reversals of such reductions as well as gains and losses on disposal are included in Other income.

3. Cash flow hedges

The Group uses derivative instruments to hedge against the exposure from varying cash flows receivable and payable. Under IFRS, when hedge accounting is applied for these instruments, the unrealized gain or loss on the effective portion of the derivatives is recorded in Equity until the hedged cash flows occur, at which time the accumulated gain or loss is realized and released to income.
Under Swiss law, the unrealized gains or losses on the effective portion of the derivative instruments used to hedge cash flow exposures are deferred on the balance sheet as assets or liabilities. The deferred amounts are released to income when the hedged cash flows occur.

4. Investment property

Under IFRS, investment properties are carried at fair value.
Under Swiss law, investment properties are carried at the lower of cost less accumulated depreciation or market value. Depreciation on investment properties is continued until a sale is executed.

5. Fair value option

Under IFRS, the Group applies the fair value option to compound instruments issued. As a result the embedded derivative as well as the host contract related to the compound instrument are marked to market.
Under Swiss law, the fair value option is not available. Compound instruments are bifurcated: while the embedded derivative is marked to market, the host contract is accounted for on an accrued cost basis.

6. Goodwill and intangible assets

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

7. Discontinued operations

Under certain conditions, IFRS requires that non-current assets or disposal groups are classified as held for sale. Disposal groups that meet the criteria of discontinued operations are presented in the income statement in a single line as net income from discontinued operations.
Under Swiss law, no such reclassifications take place.

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

a. Purchase accounting (merger of Union Bank of Switzerland and Swiss Bank Corporation)

Under IFRS, the 1998 merger of Union Bank of Switzerland and Swiss Bank Corporation was accounted for under the uniting of interests method. The balance sheets and income statements of the banks were combined, and no adjustments were made to the carrying values of the assets and liabilities. Under US GAAP, the business combination creating UBS AG is accounted for under the purchase method with Union Bank of Switzerland being considered the acquirer. Under the purchase method, the cost of acquisition is measured at fair value and the acquirer’s interests in identifiable tangible assets and liabilities of the acquiree are restated to fair values at the date of acquisition. Any excess consideration paid over the fair value of net tangible assets acquired is allocated, first to iden-tifiable intangible assets based on their fair values, if determinable, with the remainder allocated to goodwill.

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
On 1 January 2002, UBS adopted SFAS 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 requires reclassification of intangible assets to goodwill which no longer meet the recognition criteria under the new standard. SFAS 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized but be tested annually for impairment. Identifiable intangible assets with finite lives will continue to be amortized. Upon adoption, the amortization charges related to the 1998 business combination of Union Bank of Switzerland and Swiss Bank Corporation ceased to be recorded under US GAAP.
In 2005 and 2004, goodwill recorded under US GAAP was reduced by CHF 67 million and CHF 78 million respectively, due to recognition of deferred tax assets of Swiss Bank

Corporation which had previously been subject to valuation reserves.

Other purchase accounting adjustments

The restatement of Swiss Bank Corporation’s net assets to fair value in 1998 resulted in decreasing net tangible assets by CHF 1,077 million for US GAAP. This amount is being amortized over periods ranging from two years to 20 years.

b. Goodwill

With the adoption of IFRS 3 Business Combinations on 31 March 2004, UBS ceased amortizing goodwill on 1 January 2005 for all goodwill existing before 31 March 2004. Goodwill is now subject to an annual impairment test as it is under US GAAP and is no longer amortized under both sets of standards. Goodwill from business combinations entered into on or after 31 March 2004 was already accounted for under the provisions of IFRS 3, and no goodwill amortization was recorded for these transactions under IFRS or US GAAP. An IFRS to US GAAP difference remains on the balance sheet due to the fact that US GAAP goodwill amortization ceased on 1 January 2002 and IFRS goodwill amortization ceased on 31 December 2004. This difference was reduced during 2005 due to the sale of GAM on 2 December 2005.

In addition on 31 March 2004, UBS adopted revised IAS 38 Intangible Assets. Under the revised standard, intangible assets acquired in a business combination must be recognized separately from goodwill if they meet defined recognition criteria. Existing intangible assets that do not meet the recognition criteria have to be reclassified to goodwill. On 1 January 2005, UBS reclassified the trained workforce intangible asset recognized in connection with the acquisition of PaineWebber with a book value of CHF 1.0 billion to Goodwill. Under US GAAP, this asset was reclassified from Intangible assets to Goodwill on 1 January 2002 with the adoption of SFAS 142 Goodwill and Other Intangible Assets.

c. Purchase accounting under IFRS 3 and FAS 141

With the adoption of IFRS 3 on 31 March 2004, the accounting for business combinations generally converged with US GAAP with the exception of the measurement of minority interests and the recognition of a revaluation reserve in the case of a step acquisition.

Under IFRS, minority interests are recognized at the percentage of fair value of identifiable net assets acquired at the acquisition date whereas under US GAAP they are recognized at the percentage of book value of identifiable net assets acquired at the acquisition date. In most cases, minority in-

Financial Statements
Notes to the Financial Statements

Note 41 Reconciliation of International Financial Reporting Standards (IFRS) to United States Generally Accepted Accounting Principles (US GAAP) (continued)
Note 41.1 Valuation and Income Recognition Differences between IFRS and US GAAP (continued)

terests would tend to have a higher measurement value under IFRS than under US GAAP.

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

In addition to the above, a new hedge methodology, fair value hedge of portfolio interest rate risk, has been implemented for a specific portfolio of mortgage loans. This new hedging method is not recognized under US GAAP and therefore, the fair value change of hedged items recorded separately from the hedged items on the balance sheet under IFRS is reversed to Net trading income under US GAAP.
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

e. Financial investments and private equity

Financial investments available-for-sale

Three exceptions exist between IFRS and US GAAP in accounting for financial investments available-for-sale: 1) Non-marketable equity financial investments (excluding private equity investments discussed in the next section), which are classified as available-for-sale and carried at fair value under IFRS, continue to be carried at cost less “other than temporary” impairments under US GAAP. The opening adjustment and subsequent changes in fair value recorded directly in Equity on non-marketable equity financial instruments due to the implementation of IAS 39 have been reversed under US GAAP to reflect the difference between the two standards in measuring such investments. 2) Writedowns on impaired debt instruments can be fully or partially reversed through profit under IFRS if the value of the impaired assets increases. Such reversals of impairment writedowns are not allowed under US GAAP. Reversals under IFRS were not significant in 2005, 2004 or 2003. 3) Private equity investments, as described in the next section.

Private equity investments

On 1 January 2005, UBS adopted revised IAS 27 Consolidated and Separate Financial Statements and revised IAS 28 Investments in Associates. The comparative periods for 2004 and 2003 were restated. The adoption of these standards had an impact on the accounting for private equity investments. Previously under IFRS, such investments were classified as Financial investments available-for-sale with changes in fair value recorded directly in Equity. The effect of adopting these standards is that private equity investments in which UBS owns a controlling interest are now consolidated and those where UBS has significant influence are accounted for as associated companies using the equity method of accounting. The remaining private equity investments continue to be accounted for as Financial investments available-for-sale.
Under US GAAP, private equity investments held within separate investment subsidiaries are accounted for in accordance with the AICPA Audit and Accounting Guide, Audits of Investment Companies. They are recorded on a separate line on the US GAAP Balance sheet and are accounted for at fair value with changes in fair value recorded in Net profit. The remaining private equity investments held by UBS are accounted for at cost less “other than temporary” impairment.
The effects on the IFRS to US GAAP reconciliation are as follows: 1) Private equity investments consolidated under IFRS are de-consolidated under US GAAP and are either recorded at fair value or at cost less “other than temporary” impairment as described in the previous paragraph. 2) The equity method accounting adjustment for those private equity investments accounted for as associated companies under IFRS is reversed for US GAAP. The asset on the US GAAP Balance sheet is reclassified from Investments in associates accounted for under the equity method to Private equity investments accounted for at fair value through net profit or at cost less “other than temporary” impairment as described in the previous paragraph. 3) Those remaining private equity invest-

Note 41 Reconciliation of International Financial Reporting Standards (IFRS) to United States Generally Accepted Accounting Principles (US GAAP) (continued)
Note 41.1 Valuation and Income Recognition Differences between IFRS and US GAAP (continued)

ments still accounted for as Financial investments available-for-sale with changes in fair value recorded directly in Equity are reclassified to the line Private equity investments on the US GAAP balance sheet and are recorded either at fair value through net profit or cost less “other than temporary” impairment as described in the previous paragraph.

See Note 2 for information regarding impairment charges recorded for financial investments.

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
In addition, under US GAAP, if the fair value of plan assets falls below the accumulated benefit obligation (which is the current value of accrued benefits without allowance for future salary increases), an additional minimum liability must be shown in the balance sheet. If an additional minimum liability is recognized, an equal amount will be recognized as an intangible asset up to the amount of any unrecognized prior service cost. Any amount not recognized as an intangible asset is reported in Other comprehensive income. The additional minimum liability required under US GAAP amounts to CHF 1,252 million, CHF 1,125 million and CHF 306 million as at 31 December 2005, 2004 and 2003, respectively. The amount recognized in Other comprehensive income before tax was CHF 1,252 million, CHF 1,125 million and CHF 306 million as at 31 December 2005, 2004 and 2003, respectively.

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

h. Equity participation plans

On 1 January 2005, UBS adopted IFRS 2 Share-based payment which requires that the fair value of all share-based payments made to employees be recognized as compensation expense from the date of grant over the service period, which is generally equal to the vesting period. UBS applied IFRS 2 on a retrospective application basis and restated its 2003 and 2004 comparative prior periods for all awards that impact income statements commencing 2003. UBS recorded an opening retained earnings adjustment on 1 January 2003 to reflect the cumulative income statement effects of prior periods. See Note 1aa) for details. Previously under IFRS, option awards were expensed at their intrinsic value which is generally zero as options are normally granted at or out of the money. Shares were recognized as compensation expense in full in the performance year, which is generally the year prior to grant.

On 1 January 2005, UBS also adopted SFAS 123 (revised 2004), Share-Based Payment, (SFAS 123-R). SFAS 123-R, like IFRS 2, also requires that share-based payments to employees be recognized in the income statement over the requisite service period based on their fair values at the date of grant. The requisite service period is defined as the period that the employee is required to provide active employment in order to earn their award. This may be different from the service period under IFRS, which is generally equal to the vesting period.
UBS adopted SFAS 123-R using the modified prospective method. Prior periods were not restated. Under this method, compensation cost for the portion of awards for which the service period has not been rendered and that are outstanding (unvested) as of the effective date shall be recognized as the service is rendered on or after the effective date. As such, to the extent that the grant date fair value of shares or options has been previously recognized in the income statement or disclosed in the notes to the financial statements, it should not be re-recognized upon adoption of SFAS 123-R. Prior to the adoption of SFAS 123-R, UBS recognized the fair value of share awards granted as part of annual bonuses in the year of corresponding performance, in alignment with the revenue produced. For disclosure purposes, UBS recognized the fair value of option awards on the date of grant. Thus, for recog-

Financial Statements
Notes to the Financial Statements

Note 41 Reconciliation of International Financial Reporting Standards (IFRS) to United States Generally Accepted Accounting Principles (US GAAP) (continued)
Note 41.1 Valuation and Income Recognition Differences between IFRS and US GAAP (continued)

nition and disclosure purposes, expense for share and option awards issued prior to but outstanding at the date of adoption of SFAS 123-R has been fully attributed to prior periods.

Prior to 1 January 2005, UBS applied the intrinsic value method under APB 25 which was similar to the previous IFRS treatment except that certain share and option plans were deemed variable under US GAAP. Changes in intrinsic value for these variable plans were recorded in US GAAP Net profit. Due to the fact that IFRS 2 was applied on a retrospective basis and SFAS 123-R was applied on a modified prospective basis, for the IFRS to US GAAP reconciliation, the opening IFRS retained earnings adjustment on 1 January 2003 and subsequent IFRS 2 restatement adjustments were reversed and only the awards required to be expensed were recorded in the 2005 US GAAP Financial Statements. Future awards will be recognized over the requisite service periods, which are determined by the terms of the award.
In addition, under the transition provisions of SFAS 123-R, a cumulative adjustment of CHF 38 million expense reversal, net of tax, was recorded in US GAAP Net profit on 1 January 2005. The adjustment mainly relates to the required recognition of estimated forfeitures of share-based compensation awards under SFAS 123-R. The standard requires that expense be recognized only for those instruments where the requisite service is performed. During the service period, compensation cost recognized is based on the estimated number of instruments for which the requisite service is expected to be rendered. That estimate is revised if subsequent information indicates that the actual number is likely to differ from previous estimates.
Under SFAS 123-R, entities are required to continue to provide pro-forma disclosures for the periods in which the fair value method of accounting for share-based compensation was not applied. See Note 42.5 for further information.
Certain UBS awards contain provisions that permit the employee to leave the bank and continue to vest in the award provided they do not perform certain harmful acts against the bank. These are generally referred to as non-compete provisions. Under SFAS 123R, awards with non-compete provisions generally do not impose a requisite service period, and therefore expense should be recognized upon grant. UBS has determined that the appropriate expense recognition period for such awards is the performance year, which is generally the period prior to grant. This is consistent with the approach applied under APB 25. Compensation expense for awards with non-compete provisions is generally recognized over the vesting period under IFRS.
Certain UBS awards contain provisions that permit the employee to retire, provided they meet certain eligibility conditions and continue to vest in their award. Under US GAAP, compensation expense for such awards must be recognized over the period from grant until the employee reaches retirement eligibility. Under IFRS 2 such awards are generally recognized over the vesting period, with an acceleration of expense at the actual retirement date.

UBS also has employee benefit trusts that are used in connection with share-based payment arrangements and deferred compensation plans. In connection with the issuance of IFRS 2, the IFRIC amended SIC 12 Consolidation – Special Purpose Entities, an interpretation of IAS 27, to eliminate the scope exclusion for equity compensation plans. Therefore, pursuant to the criteria set out in SIC 12, an entity that controls an employee benefit trust (or similar entity) set up for the purposes of share-based payment arrangements will be required to consolidate that trust. UBS consolidated such employee benefit trusts retrospectively to 1 January 2003. For further details on the restatement, see Note 1aa). Under US GAAP prior to 1 January 2004, certain equity compensation trusts were already consolidated under US GAAP under the provisions of EITF-97-14, Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested. With the adoption of FASB Interpretation No. 46 Consolidation of Variable Interest Entities (revised December 2003), an interpretation of Accounting Research Bulletin No. 51 (FIN 46-R), on 1 January 2004, the remaining unconsolidated employee equity compensation trusts formed before 1 February 2003 were consolidated for US GAAP purposes for the first time. Thus, from 1 January 2004 onwards, there is no difference between IFRS and US GAAP in regard to these trust consolidations. For 2003, the trust consolidations under IFRS only are shown in Note 41.3 in line i – Consolidation of Variable Interest Entities (VIEs) and deconsolidation of entities issuing preferred securities.
With the consolidation of the additional trusts under FIN 46-R from 1 January 2004, UBS re-evaluated its accounting for share-based compensation plans under APB 25 by taking into consideration the settlement methods and activities of the trusts. Based on this review, most share plans issued prior to 2001 were treated as variable awards under APB 25. There were no changes to the accounting for option plans. On 1 January 2004, a CHF 6 million expense reduction was recorded as a cumulative adjustment due to a change in accounting.
Under IFRS, UBS recognizes an obligation and related expense for payroll taxes related to share-based payment transactions over the period that the related compensation expense is recognized. This is generally the vesting period. US GAAP requires recognition of the liability on the date that the measurement of any payment of the tax to the taxing authority is triggered. This is generally the distribution date for share awards and the exercise date of options.

Note 41 Reconciliation of International Financial Reporting Standards (IFRS) to United States Generally Accepted Accounting Principles (US GAAP) (continued)
Note 41.1 Valuation and Income Recognition Differences between IFRS and US GAAP (continued)

i. Consolidation of Variable Interest Entities (VIEs) and deconsolidation of entities issuing preferred securities

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
Under US GAAP, consolidation considerations are subject to FASB interpretation No. 46 Consolidation of Variable Interest Entities (revised December 2003), an interpretation of Accounting Research Bulletin No. 51 (FIN 46-R). FIN 46-R requires that when voting interests do not exist, or differ significantly from economic interests, an entity is considered to be a “Variable Interest Entity” (“VIE”). An enterprise holding variable interests that will absorb a majority of a VIE’s “expected losses”, receive a majority of a VIE’s “expected residual returns”, or both, is known as the “primary beneficiary”, and must consolidate the VIE.
Since 1 January 2004 UBS has fully applied FIN 46-R consolidation requirements to its US GAAP Financial Statements. Until 31 December 2003, the consolidation requirements of the predecessor standard, FIN 46, only applied to VIEs created after 31 January 2003.
In many cases the assessment of consolidation under IFRS and US GAAP is the same; however, there are certain differences.
The entities consolidated for US GAAP purposes at 31 December 2005, which were not otherwise consolidated in UBS’s primary consolidated Financial Statements under IFRS, are mostly investment fund products and securitization VIEs. These are discussed in more detail in Note 42.1.
The entities not consolidated for US GAAP purposes at 31 December 2005, which UBS consolidates under IFRS, are certain entities which have issued preferred securities. Under IFRS these are equity instruments held by third parties and are treated as minority interests, with dividends paid also reported in Equity attributable to minority interests; the UBS-issued debt held by these entities and the respective interest amounts are eliminated in the UBS Group Financial Statements. Under US GAAP, these entities are not consolidated, and the UBS-issued debt is recognized as a liability in the UBS Group Financial Statements, with interest paid reported in interest expense.

A discussion of FIN 46-R measurement requirements and disclosures is set out in Note 42.1.

j. Financial assets and liabilities designated at fair value through profit and loss

Revised IAS 39 provides the election to designate at initial recognition any financial asset or liability as held at fair value through profit and loss. UBS applies this fair value designation election to a significant portion of its issued debt. Many debt issues are in the form of compound instruments, consisting of a debt host with an embedded derivative. Regular debt instruments as well as compound instruments are carried in their entirety at fair value with all changes in fair value recorded in profit and loss. Under US GAAP, debt instruments have to be carried at amortized cost. Derivatives embedded in compound instruments are separated from the debt hosts and accounted for as if they were freestanding derivatives.

k. Physically settled written puts

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

l. Investment properties

From 1 January 2004, UBS changed its accounting for investment properties from the cost less depreciation method to the fair value method. Under the fair value method, changes in fair value are recognized in the income statement, and depreciation is no longer recognized. Under US GAAP, investment properties continue to be carried at cost less accumulated depreciation.

Financial Statements
Notes to the Financial Statements

Note 41 Reconciliation of International Financial Reporting Standards (IFRS) to United States Generally Accepted Accounting Principles (US GAAP) (continued)
Note 41.2 Recently Issued US Accounting Standards

In December 2004, the FASB issued SFAS 123 (revised 2004), Share-Based Payment (SFAS 123-R), which is a revision of SFAS 123, Accounting for Stock-Based Compensation (SFAS 123), and supersedes APB Opinion 25, Accounting for Stock Issued to Employees (APB Opinion 25). Further information on the impact of the adoption of SFAS 123-R can be found in Note 41.1.h.

In March 2005, the SEC Staff issued Staff Accounting Bulletin No. 107, Share-Based Payment (SAB 107). SAB 107 expresses the SEC Staff’s views on certain aspects of SFAS 123-R and certain SEC rules and regulations including the types of valuation methods and associated inputs. SAB 107 outlines that a valuation technique should be applied in a manner consistent with the fair value measurement objectives and other requirements of SFAS 123-R, based on established principles of financial economic theory, and reflect all substantive characteristics of the instrument. SAB 107 did not have a material impact on UBS’s Financial Statements. Further information on the impact of the adoption of SFAS 123-R can be found in Note 41.1.h.
In June 2005, the FASB ratified the consensus on EITF Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights (EITF 04-5), which provides guidance in determining whether a general partner controls a limited partnership. EITF 04-5 provides that the general partner in a limited partnership is presumed to control that limited partnership unless the limited partners have either substantive kick-out rights or substantive participating rights. EITF 04-5 is effective after 29 June 2005 for new limited partnership agreements and for pre-existing limited partnership agreements that are modified; otherwise, effective no later than the beginning of the first reporting period in fiscal years beginning after 15 December 2005. The adoption of EITF 04-05 is not expected to have a material impact on UBS’s Financial Statements.

Recently issued US accounting standards not yet adopted

In May 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections – a Replacement of APB Opinion No. 20 and FASB Statement No. 3 (Statement 154), which changes the requirements for the accounting and reporting of a change in accounting principle. Statement 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement that does not include specific transition provisions. Statement 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable, whereas Opinion 20 previously required that the cumulative effect of most voluntary changes in accounting principle be recognized in the net income of the period of the change. Statement 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005. Statement 154 is not expected to have a material impact on UBS’s Financial Statements.
In February 2006, the FASB issued Statement of Financial Accounting Standard No. 155, Accounting for Certain Hybrid Instruments (Statement 155), an amendment of FASB Statements No. 133 and 140. Statement 155 permits UBS to elect to measure any hybrid financial instrument at fair value, with changes in fair value recognized in Net profit, if the hybrid instrument contains an embedded derivative that would otherwise require bifurcation under Statement 133. The election to measure the hybrid instrument at fair value is made on an instrument by instrument basis and is irreversible.
Statement 155 is effective after the beginning of an entity’s first fiscal year that begins after 15 September 2006, unless it is applied as at the beginning of an entity’s fiscal year a year earlier. UBS has not yet decided whether it will early adopt Statement 155 as at 1 January 2006 nor whether it will make use of the fair value option for hybrid financial instruments where it currently applies the fair value option provided in IAS 39. UBS is still assessing the impact of Statement 155.

Note 41.3 Reconciliation of IFRS Equity Attributable to UBS Shareholders to US GAAP Shareholders’ Equity and IFRS Net Profit Attributable to UBS Shareholders to US GAAP Net Profit

		Equity attributable to
		UBS shareholders (IFRS) /		Net profit attributable to
		Shareholders’equity		UBS shareholders (IFRS) /
		(US GAAP)		Net profit (US GAAP)
	Note 41.1	as at		for the year ended
CHF million	Reference	31.12.05	31.12.04	31.12.05	31.12.04	31.12.03

Amounts determined in accordance with IFRS		44,324	33,941	14,029	8,016	5,904

Adjustments in respect of:

SBC purchase accounting goodwill and other purchase accounting adjustments	a	15,116	15,152	(36)	(44)	(89)

Goodwill	b	2,373	2,603	0	778	808

Purchase accounting under IFRS 3 and FAS 141	c	(86)	(88)	35	3	0

Derivative instruments	d	(40)	(75)	(455)	(217)	188

Financial investments and private equity	e	325	605	(486)	217	(243)

Pension plans	f	230	372	(18)	(110)	(235)

Other post-retirement benefit plans	g	(1)	(1)	0	0	0

Equity participation plans	h	(792)	86	358	62	267

Consolidation of variable interest entities (VIEs) and deconsolidation of entities issuing preferred securities	i	(98)	47	0	18	(10)

Financial assets and liabilities designated at fair value through profit and loss	j	(197)	197	(436)	100	78

Physically settled written puts	k	131	93	8	9	5

Investment properties	l	(8)	(8)	0	14	88

Other adjustments		74	(50)	(118)	(50)	0

Tax adjustments		(876)	(206)	(529)	22	(248)

Total adjustments		16,151	18,727	(1,677)	802	609

Amounts determined in accordance with US GAAP		60,475	52,668	12,352	8,818	6,513

Note 41.4 Earnings per Share

Under both IFRS and US GAAP, basic earnings per share (“EPS”) is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding. Diluted EPS includes the determinants of basic EPS and, in addition, gives effect to dilutive potential common shares that were outstanding during the period.

The computations of basic and diluted EPS for the years ended 31 December 2005, 31 December 2004 and 31 December 2003 are presented in the following table.

For the year ended	31.12.05		31.12.04		31.12.03
	US GAAP	IFRS	US GAAP	IFRS	US GAAP	IFRS

Net profit (US GAAP)/Net profit attributable to UBS shareholders (IFRS) – available for ordinary shares (CHF million)	12,352	14,029	8,818	8,016	6,513	5,904

from continuing operations	8,499	9,844	8,446	7,609	6,263	5,510

from discontinued operations	3,853	4,185	372	407	250	394

Net profit (US GAAP)/Net profit attributable to UBS shareholders – for diluted EPS (CHF million)	12,330	14,007	8,813	8,011	6,514	5,905

from continuing operations	8,500	9,845	8,449	7,612	6,264	5,511

from discontinued operations	3,830	4,162	364	399	250	394

Weighted-average shares outstanding	1,006,929,991	1,006,993,877	1,029,895,610	1,029,918,463	1,116,602,289	1,086,161,476

Diluted weighted-average shares outstanding	1,048,595,770	1,048,595,770	1,081,961,360	1,081,961,360	1,138,800,625	1,138,800,625

Basic earnings per share (CHF)	12.27	13.93	8.56	7.78	5.83	5.44

from continuing operations	8.44	9.78	8.20	7.39	5.61	5.07

from discontinued operations	3.83	4.15	0.36	0.39	0.22	0.37

Diluted earnings per share (CHF)	11.76	13.36	8.15	7.40	5.72	5.19

from continuing operations	8.11	9.39	7.81	7.04	5.50	4.84

from discontinued operations	3.65	3.97	0.34	0.36	0.22	0.35

Financial Statements
Notes to the Financial Statements

Note 41.5 Presentation Differences between IFRS and US GAAP

In addition to the differences in valuation and income recognition, other differences, essentially related to presentation, exist between IFRS and US GAAP. Although there is no impact on US GAAP reported Shareholders’ equity and Net profit due to these differences, it may be useful to understand them to interpret the Financial Statements presented in accordance with US GAAP. The following is a summary of presentation differences that relate to the basic IFRS Financial Statements.

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

2. Financial investments

Under IFRS, UBS’s private equity investments and non-marketable equity financial investments are included in Financial investments available-for-sale. For US GAAP presentation, non-marketable equity financial investments are reclassified to Other assets, and private equity investments accounted for under the AICPA Audit and Accounting Guide, Audits of Investment Companies or accounted for at cost less “other than temporary” impairment are shown separately on the balance sheet.

3. Securities received as collateral in a securities-for-
securities lending transaction

When UBS acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it recognizes the securities received and a corresponding obligation to return them. These securities are reflected on the US GAAP balance sheet in the line Securities received as collateral on the asset side of the balance sheet. The offsetting liability is presented in the line Obligation to return securities received as collateral.

4. Reverse repurchase, repurchase, securities borrowing and securities lending transactions

UBS enters into certain types of reverse repurchase, repurchase, securities borrowing and securities lending transactions that result in a difference between IFRS and US GAAP. Under IFRS, they are considered financing transactions which do not result in the recognition of the borrowed financial assets or derecognition of the financial assets lent. The cash collateral received or delivered in such transactions is reflected in the balance sheet with a corresponding receivable or obligation to return it. Under US GAAP, however, certain transactions are considered purchase and sale transactions due to the fact that the contracts do not meet specific collateral or margining requirements or the repurchase of the transferred securities is not before maturity of these securities. Due to the different treatment of these transactions under IFRS and US GAAP, interest income and expense recorded under IFRS must be reclassified to Net trading income for US GAAP. Additionally under US GAAP, the securities received are recognized on the balance sheet as a spot purchase (Trading portfolio assets or Trading portfolio assets pledged as collateral) with a corresponding forward sale transaction (Replacement values) and a receivable (Cash collateral on securities borrowed) is reclassified, as applicable. The securities delivered are recorded as a spot sale, which means that the securities are derecognized if they are on-balance sheet securities or recorded as a short sale if the delivered securities are off-balance sheet securities (Trading portfolio liabilities). Additionally, a corresponding forward repurchase transaction (Replacement values) and a liability (Cash collateral on securities lent) is reclassified, as applicable.

5. Recognition/derecognition of financial assets

The guidance governing recognition and derecognition of a financial asset is considerably more complex under revised IAS 39 than previously and requires a multi-step decision process to determine whether derecognition is appropriate. UBS derecognizes financial assets for which it transfers the contractual rights to the cash flows and no longer retains any risk or reward coming from them nor maintains control over the financial assets. The provisions of this guidance were applied prospectively from 1 January 2004. As a result of the new requirements, certain transactions are now accounted for as secured financing transactions instead of purchases or sales of trading portfolio assets with an accompanying swap derivative. Under US GAAP, these transactions continue to be shown as purchases and sales of trading portfolio assets and were re-classified accordingly.

Note 41.6 Consolidated Income Statement

The following is a Consolidated Income Statement of the Group, for the years ended 31 December 2005, 31 December 2004 and 31 December 2003, restated to reflect the impact of valuation and income recognition differences and presentation differences between IFRS and US GAAP.

CHF million, for the year ended		31.12.05		31.12.04		31.12.03
	Reference	US GAAP	IFRS	US GAAP	IFRS	US GAAP	IFRS

Operating income

Interest income	a, d, e, i, j, 1, 4, 5	59,039	59,286	38,991	39,228	39,802	40,045

Interest expense	a, c, d, e, i, j, k, 1, 4, 5	(49,588)	(49,758)	(27,245)	(27,484)	(27,628)	(27,784)

Net interest income		9,451	9,528	11,746	11,744	12,174	12,261

Credit loss (expense)/recovery	e	375	375	334	241	(74)	(102)

Net interest income after credit loss (expense)/recovery		9,826	9,903	12,080	11,985	12,100	12,159

Net fee and commission income	e	21,436	21,436	18,435	18,506	16,606	16,673

Net trading income	d, e, i, j, k, 4	6,864	7,996	4,795	4,902	3,944	3,670

Other income	c, e, i	793	1,125	1,180	932	382	225

Revenues from Industrial Holdings	e	8,674	10,515	3,648	6,086		2,900

Total operating income		47,593	50,975	40,138	42,411	33,032	35,627

Operating expenses

Personnel expenses	e, f, g, h	20,220	21,049	18,297	18,612	17,234	18,218

General and administrative expenses	c, e	6,667	7,047	6,545	7,160	5,917	6,630

Depreciation of property and equipment	a, c, e	1,414	1,493	1,365	1,477	1,368	1,498

Amortization of goodwill	b	0	0	0	653	0	703

Amortization of other intangible assets	b, c, e	201	334	180	337	110	193

Goods and materials purchased	e	7,142	8,003	2,861	3,885	0	1,113

Total operating expenses		35,644	37,926	29,248	32,124	24,629	28,355

Operating profit from continuing operations before tax		11,949	13,049	10,890	10,287	8,403	7,272

Tax expense		3,078	2,549	2,015	2,224	1,790	1,419

Minority interests (US GAAP)	c, e, i	(410)		(435)		(350)

Net profit from continuing operations		8,461	10,500	8,440	8,063	6,263	5,853

Net profit from discontinued operations		3,853	4,190	372	407	250	400

Net profit (IFRS)			14,690		8,470		6,253

Net profit attributable to minority interests (IFRS)	c, e, i		(661)		(454)		(349)

Cumulative adjustment due to the adoption of SFAS 123 (revised 2004), “Share-Based Payment” on 1 January 2005, net of tax	h	38

Cumulative adjustment of accounting for certain equity-based compensation plans as cash settled, net of tax	h			6

Net profit (US GAAP)/Net profit attributable to UBS shareholders (IFRS)		12,352	14,029	8,818	8,016	6,513	5,904

Note: References above coincide with the discussions in Note 41.1 and Note 41.5. These references indicate which IFRS to US GAAP differences affect an individual financial statement caption.

Financial Statements
Notes to the Financial Statements

Note 41.7 Condensed Consolidated Balance Sheet

The following is a Condensed Consolidated Balance Sheet of the Group, as at 31 December 2005 and 31 December 2004, restated to reflect the impact of valuation and income recognition principles and presentation differences between IFRS and US GAAP.

		31.12.05		31.12.04
CHF million	Reference	US GAAP	IFRS	US GAAP	IFRS

Assets

Cash and balances with central banks		5,359	5,359	6,036	6,036

Due from banks	e, i, j, 1, 5	33,427	33,644	35,286	35,419

Cash collateral on securities borrowed	4	274,099	300,331	218,414	220,242

Reverse repurchase agreements		404,432	404,432	357,164	357,164

Trading portfolio assets	e, i, j, 1, 4, 5	607,432	499,297	449,389	389,487

Trading portfolio assets pledged as collateral	5	152,237	154,759	159,115	159,115

Positive replacement values	i, j, 1, 4, 5	337,409	333,782	284,468	284,577

Financial assets designated at fair value	j		1,153		653

Loans	a, e, j, 1, 5	267,530	269,969	228,968	232,167

Financial investments	e, j, 2	3,407	6,551	1,455	4,188

Securities received as collateral	3	67,430		12,950

Accrued income and prepaid expenses	e, i, j	8,853	8,918	5,882	6,309

Investments in associates	c, e	2,554	2,956	2,153	2,675

Property and equipment	a, c, e, l	9,282	9,423	9,045	9,510

Goodwill	a, b, e	28,104	11,313	26,977	8,865

Other intangible assets	b, c, e	1,665	2,173	1,722	3,336

Private equity investments	e, 2	2,210		3,094

Other assets	c, d, e, f, h, i, j, 1, 2, 5	116,831	16,190	101,068	17,375

Total assets		2,322,261	2,060,250	1,903,186	1,737,118

Liabilities

Due to banks	e, j, 1, 5	127,252	124,328	119,021	120,026

Cash collateral on securities lent	4	66,916	77,267	57,792	61,545

Repurchase agreements	i, 4	482,843	478,508	423,513	422,587

Trading portfolio liabilities	i, j, 1, 4	193,965	188,631	190,907	171,033

Obligation to return securities received as collateral	3	67,430		12,950

Negative replacement values	i, j, k, 1, 4	432,171	337,663	360,345	303,712

Financial liabilities designated at fair value	i, j		117,401		65,756

Due to customers	e, i, j, 1, 5	466,410	451,533	386,913	376,076

Accrued expenses and deferred income	e, i, j	18,707	18,392	14,830	15,040

Debt issued	a, c, e, i, 1	240,212	160,710	164,744	117,856

Other liabilities	c, d, e, f, g, h, i, j, k, 1	163,872	53,874	117,743	44,120

Total liabilities		2,259,778	2,008,307	1,848,758	1,697,751

Minority interests	c, e, i	2,008	7,619	1,760	5,426

Total shareholders’ equity (US GAAP) / Equity attributable to UBS shareholders (IFRS)		60,475	44,324	52,668	33,941

Total equity (IFRS)			51,943		39,367

Total liabilities, minority interests and shareholders’ equity		2,322,261	2,060,250	1,903,186	1,737,118

     Note: References above coincide with the discussions in Note 41.1 and Note 41.5. These references indicate which IFRS to US GAAP differences affect an individual financial statement caption.

Note 41.8 Comprehensive Income

Comprehensive income under US GAAP is defined as the change in shareholders’ equity excluding transactions with shareholders. Comprehensive income has two major components: Net profit, as reported in the income statement, and Other comprehensive income. Other comprehensive income includes such items as foreign currency translation, unrealized gains / losses on available-for-sale securities, unrealized gains /

losses on changes in fair value of derivative instruments designated as cash flow hedges and additional minimum pension liability. The components and accumulated other comprehensive income amounts on a US GAAP basis for the years ended 31 December 2005, 31 December 2004 and 31 December 2003 are as follows:

		Unrealized				Accumu-
		gains /	Unrealized			lated other
		(losses) on	gains /	Additional		compre-	Compre-
	Foreign	available-	(losses) on	minimum	Deferred	hensive	hensive
	currency	for-sale	cash flow	pension	income	income /	income /
CHF million	translation	investments	hedges	liability	taxes	(loss)	(loss)

Balance at 1 January 2003	(849)	263	(3)	(1,223)	131	(1,681)

Net profit							6,513

Other comprehensive income:

Foreign currency translation	(966)				121	(845)	(845)

Net unrealized gains / (losses) on available-for-sale investments		(130)			49	(81)	(81)

Impairment charges reclassified to the income statement		111			(18)	93	93

Reclassification of (gains) / losses on available-for-sale investments realized in net profit		(69)			11	(58)	(58)

Reclassification of (gains) / losses on cash flow hedges realized in net profit			3		(1)	2	2

Additional minimum pension liability				917	(82)	835	835

Other comprehensive income / (loss)	(966)	(88)	3	917	(80)	(54)	(54)

Comprehensive income							6,459

Balance at 31 December 2003	(1,815)	175	0	(306)	211	(1,735)

Net profit							8,818

Other comprehensive income:

Foreign currency translation	(1,062)				236	(826)	(826)

Net unrealized gains / (losses) on available-for-sale investments		32			(15)	17	17

Impairment charges reclassified to the income statement		10			(2)	8	8

Reclassification of (gains) / losses on available-for-sale investments realized in net profit		(5)			1	(4)	(4)

Additional minimum pension liability				(819)	21	(798)	(798)

Other comprehensive income / (loss)	(1,062)	37	0	(819)	241	(1,603)	(1,603)

Comprehensive income							7,215

Balance at 31 December 2004	(2,877)	212	0	(1,125)	452	(3,338)

Net profit							12,352

Other comprehensive income:

Foreign currency translation	2,380				(292)	2,088	2,088

Net unrealized gains / (losses) on available-for-sale investments		130			(6)	124	124

Impairment charges reclassified to the income statement		19			(3)	16	16

Reclassification of (gains) / losses on available-for-sale investments realized in net profit		(19)			3	(16)	(16)

Additional minimum pension liability				(127)	18	(109)	(109)

Other comprehensive income / (loss)	2,380	130	0	(127)	(280)	2,103	2,103

Comprehensive income							14,455

Balance at 31 December 2005	(497)	342	0	(1,252)	172	(1,235)

Financial Statements
Notes to the Financial Statements

Note 42 Additional Disclosures Required under US GAAP and SEC Rules
Note 42.1 Variable Interest Entities

Introduction

Since 1 January 2004, UBS has fully applied Financial Accounting Standards Board (FASB) Interpretation No. 46, Consolidation of Variable Interest Entities (revised December 2003), an interpretation of Accounting Research Bulletin No. 51 (FIN 46-R). Until 31 December 2003 the predecessor standard, FIN 46, had application to UBS only with respect to transitional disclosure requirements, and consolidation requirements for certain VIEs created after 31 January 2003.

Identification of variable interest entities (VIEs) and measurement of variable interests

Qualifying special purpose entities (QSPEs) per Statement of Financial Accounting Standards (SFAS) No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities are excluded from the scope of FIN 46-R. In most other cases, US GAAP requires that control over an entity be assessed first based on voting interests; if voting interests do not exist, or differ significantly from economic interests, the entity is considered a VIE under FIN 46-R, and control is assessed based on its variable interests. Specifically, VIEs are entities in which no equity investors exist, or the equity investors:
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
UBS’s maximum exposure to loss is generally measured as its net investment in the VIE, plus any additional amounts it may be obligated to invest. If UBS receives credit protection from credit derivatives it is measured as any positive replacement value of the derivatives. If UBS has provided guarantees or other types of credit protection to a VIE it is measured as the notional amount of the credit protection instruments or credit derivatives. In other derivative transactions exposing UBS to potential losses, there is no theoretical limit to the maximum loss which could be incurred before considering offsetting positions or hedges entered into outside of the VIE. However, UBS’s general risk management process involves the hedging of risk exposures for VIEs, on the same basis as for non-VIE counterparties. See Note 28 for a further discussion of UBS’s risk mitigation strategies.

VIEs in which UBS is the primary beneficiary

VIEs in which UBS is the primary beneficiary require consolidation, which may increase both total assets and liabilities of the US GAAP Financial Statements, or in other cases may result in a reclassification of existing assets or liabilities.
In certain cases, an entity not consolidated under IFRS is consolidated under FIN 46-R because UBS is the primary ben-eficiary. Significant groups of these include CHF 0.7 billion of investment fund products, and CHF 1.1 billion of securitization VIEs, which includes some third-party VIEs mentioned below.
The other significant group of VIEs which have previously been consolidated for US GAAP but not under IFRS were employee equity compensation trusts, for which UBS is the primary beneficiary because of the variable interests of employees. For US GAAP purposes, these trusts have been consoli-

Note 42 Additional Disclosures Required under US GAAP and SEC Rules (continued)
Note 42.1 Variable Interest Entities (continued)

dated since 1 January 2004. For IFRS purposes, on 1 January 2005, these trusts were retrospectively consolidated from 1 January 2003. See Note 41.1h) Equity Participation Plans for further details.
UBS has reviewed the population of potential third-party VIEs it is involved with. Those identified in which UBS is the primary beneficiary, and which are consolidated for US GAAP purposes, have combined assets of approximately CHF 3.5 billion and are included in the table below.
Many entities consolidated under US GAAP due to FIN 46-R are already consolidated under IFRS, based on the determination of exercise of control under IFRS. The total size of this population is approximately CHF 13.9 billion, mostly comprising investment funds managed by UBS, other investment fund products, employee equity compensation trusts mentioned previously, and private equity investments.
Certain VIEs in which UBS is the primary beneficiary, but for which UBS also holds a majority voting interest, are consolidated, but do not require disclosure in the table below. In most cases such VIEs, or their financial position and performance, are already consolidated under IFRS.
The creditors or beneficial interest holders of VIEs in which UBS is the primary beneficiary do not have any recourse to the general credit of UBS.

VIEs in which UBS is the primary beneficiary
		Consolidated assets that are collateral
(CHF million)		for the VIEs’ obligations
Nature, purpose and activities of VIEs	Total assets	Classification	Amount

Securitizations	1,140	Loan receivables, government debt securities, corporate debt securities	1,140

Investment fund products	4,079	Investment funds	4,079

Investment funds managed by UBS	5,290	Debt, equity	5,015

Credit protection vehicles	220	Corporate debt securities	220

Passive intermediary to a derivative transaction	157	Loan receivables, corporate debt securities	47

Trust vehicles for awards to UBS employees	2,882	UBS shares and derivatives thereon	2,882

Private equity investments	500	Private equity investments	242

Other miscellaneous structures	1,521	Equity, derivatives, investment funds	1,488

Total 31.12.05	15,789		15,113

Entities which are de-consolidated for US GAAP purposes

In certain cases, an entity consolidated under IFRS is not consolidated under FIN 46-R. UBS consolidates under IFRS several entities that have issued preferred securities amounting to CHF 5.1 billion, which are de-consolidated for US GAAP purposes. Under IFRS the preferred securities are equity instruments held by third parties and are treated as minority interests, with dividends paid also reported in minority interests; the UBS-issued debt held by these entities and the respective interest amounts are eliminated in consolidation. Under US GAAP, these entities are not consolidated and the UBS-issued debt is recognized as a liability in the UBS Group Financial Statements, with interest paid reported in interest expense.

VIEs in which UBS holds a significant variable interest

VIEs in which UBS holds a significant variable interest are mostly used in securitizations, or as investment fund products, including funds managed by UBS.
UBS has reviewed the population of potential third-party VIEs it is involved with. Those identified in which UBS holds a significant variable interest have combined assets of approximately CHF 3.3 billion, for which UBS has a maximum exposure to loss of approximately CHF 1.9 billion. Disclosures for these are included in the table below.

VIEs in which UBS holds a significant variable interest
(CHF million)			Maximum exposure
Nature, purpose and activities of VIEs	Total assets	Nature of involvement	to loss

Securitizations	1,162	UBS acts as swap counterparty	1,056

Investment fund products	1,476	UBS holds notes or units	633

Investment funds managed by UBS	3,425	UBS acts as investment manager	936

		SPE used for credit protection –
Credit protection vehicles	894	UBS sells credit risk on portfolios to investors	633

Other miscellaneous structures	778	UBS acts as swap counterparty	186

Total 31.12.05	7,735		3,444

Financial Statements
Notes to the Financial Statements

Note 42 Additional Disclosures Required under US GAAP and SEC Rules (continued)
Note 42.1 Variable Interest Entities (continued)

Third-party VIEs not otherwise classified

FIN 46-R requires UBS to consider all VIEs for consolidation, including VIEs which UBS has not created, but in which it holds variable interests as a third-party counterparty, either through direct or indirect investment, or through derivative transactions.
UBS has identified that it holds variable interests in 88 third party VIEs that in some cases could result in UBS being considered the primary beneficiary, but the information necessary to make this determination, or perform the accounting required to consolidate the VIE was held by third parties, and was not available to UBS. Additional disclosures for these VIEs are provided in the table below.

VIEs not originated by UBS – information determining VIE status unavailable from third parties
			Net income	Maximum
(CHF million)			from VIE in	exposure
Nature, purpose and activities of VIEs	Total assets	Nature of involvement	current period	to loss

Securitizations	1,917	UBS acts as swap counterparty	(1)	1,917

Investment fund products	4,730	UBS acts as swap counterparty	200	4,711

Total 31.12.05	6,647		199	6,628

Future developments

As the guidance for FIN 46-R has seen considerable continued development, it is possible UBS may be required to apply a different approach in the future, which would impact the US GAAP financial position, results, and reporting. However, it is not possible at this time to predict the impact this might have.

Note 42 Additional Disclosures Required under US GAAP and SEC Rules (continued)
Note 42.2 Industrial Holdings’ Income Statement

In 2004, following the acquisition of an additional 20% stake in Motor-Columbus, a Swiss holding company whose most significant asset is a 59.3% interest in Atel, a Swiss-based European energy provider, UBS now holds a majority ownership interest in the company. As a result, UBS has fully consolidated Motor-Columbus in its Financial Statements since 1 July 2004. In addition, due to the adoption of IAS 27 Con-

solidated and Separate Financial Statements which is further described in Note 1aa), UBS retrospectively consolidated certain private equity investments to 1 January 2003. The following table provides information required by Regulation S-X for commercial and industrial companies, including a condensed income statement and certain additional balance sheet information:

Note 42.2 Industrial Holdings’ Income Statement

	For the year ended or as at
CHF million	31.12.05	31.12.04[1]	31.12.03

Operating income

Net sales	10,515	6,086	2,900

Operating expenses

Cost of products sold	9,044	5,028	2,161

Marketing expenses	283	144	77

General and administrative expenses	478	553	610

Amortization of goodwill	0	7	26

Amortization of other intangible assets	207	169	8

Other operating expenses	210	74	76

Total operating expenses	10,222	5,975	2,958

Operating profit/(loss)	293	111	(58)

Non-operating profit

Interest income	26	40	7

Interest expense	(138)	(141)	(113)

Other non-operating income, net	582	430	(138)

Non-operating profit/(loss)	470	329	(244)

Net profit/(loss) from continuing operations before tax	763	440	(302)

Income taxes	247	117	11

Equity in income of associates, net of tax	88	22	15

Net profit/(loss) from continuing operations	604	345	(298)

Net profit from discontinued operations	115	108	232

Net profit/(loss)	719	453	(66)

Net profit/(loss) attributable to minority interests	207	93	(11)

Net profit/(loss) attributable to UBS shareholders	512	360	(55)

Accounts receivables trade, gross	2,068	2,084

Allowance for doubtful receivables	(62)	(39)

Accounts receivables trade, net	2,006	2,045

1  Includes results for the six-month period beginning on 1 July 2004 for Motor-Columbus.

Financial Statements
Notes to the Financial Statements

Note 42 Additional Disclosures Required under US GAAP and SEC Rules (continued)
Note 42.3 Indemnifications

In the normal course of business, UBS provides representations, warranties and indemnifications to counterparties in connection with numerous transactions. These provisions are generally ancillary to the business purposes of the contracts in which they are embedded. Indemnification clauses are generally standard contractual terms related to the Group’s own performance under a contract and are entered into based on an assessment that the risk of loss is remote. Indemnifications may also protect counterparties in the event that additional taxes are owed due either to a change in applicable tax laws or to adverse interpretations of tax laws. The purpose of these clauses is to ensure that the terms of a contract are met at inception.
The most significant business where UBS provides representations and warranties is asset securitizations. UBS generally represents that certain securitized assets meet specific requirements, for example documentary attributes. UBS may be required to repurchase the assets and/or indemnify the purchaser of the assets against losses due to any breaches of such representations or warranties. Generally, the maximum amount of future payments the Group would be required to make under such repurchase and/or indemnification provisions would be equal to the current amount of assets held by such securitization-related SPEs as at 31 December 2005, plus, in certain circumstances, accrued and unpaid interest on such assets and certain expenses. The potential loss due to such repurchase and/or indemnity is mitigated by the due diligence UBS performs to ensure that the assets comply with the requirements set forth in the representations and warranties. UBS receives no compensation for representations and warranties, and it is not possible to determine their fair value because they rarely, if ever, result in a payment. Historically, losses incurred on such repurchases and/or indemnifications have been insignificant. Management expects the risk of material loss to be remote. No liabilities related to such representations, warranties, and indemnifications are included in the balance sheet at 31 December 2005 and 2004.

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
Under the guarantee, if UBS Americas Inc. fails to make any timely payment under the Debt Securities agreements, the holders of the Debt Securities or the Debt Securities trustee may demand payment from UBS without first proceeding against UBS Americas Inc. UBS’s obligations under the subord-
inated note guarantee are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of UBS. At 31 December 2005, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated is approximately CHF 1,997 billion.
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

Note 42 Additional Disclosures Required under US GAAP and SEC Rules (continued)
Note 42.4 Supplemental Guarantor Information (continued)

Supplemental Guarantor Consolidating Income Statement

CHF million	UBS AG	UBS		Consolidating
For the year ended 31 December 2005	Parent Bank[1]	Americas Inc.	Subsidiaries	entries	UBS Group

Operating income

Interest income	39,779	27,782	20,729	(29,004)	59,286

Interest expense	(33,892)	(24,803)	(20,067)	29,004	(49,758)

Net interest income	5,887	2,979	662	0	9,528

Credit loss (expense) / recovery	370	(3)	8	0	375

Net interest income after credit loss expense	6,257	2,976	670	0	9,903

Net fee and commission income	9,670	7,420	4,346	0	21,436

Net trading income	7,453	(123)	666	0	7,996

Income from subsidiaries	(675)	0	0	675	0

Other income	2,635	476	(1,986)	0	1,125

Revenues from industrial holdings	0	0	10,515	0	10,515

Total operating income	25,340	10,749	14,211	675	50,975

Operating expenses

Personnel expenses	9,962	6,587	4,500	0	21,049

General and administrative expenses	2,330	2,667	2,050	0	7,047

Depreciation of property and equipment	988	140	365	0	1,493

Amortization of other intangible assets	24	70	240	0	334

Goods and materials purchased	0	0	8,003	0	8,003

Total operating expenses	13,304	9,464	15,158	0	37,926

Operating profit from continuing operations before tax	12,036	1,285	(947)	675	13,049

Tax expense / (benefit)	1,712	1,079	(242)	0	2,549

Net profit / (loss) from continuing operations	10,324	206	(705)	675	10,500

Net profit / (loss) from discontinued operations	3,705	0	485	0	4,190

Net profit / (loss)	14,029	206	(220)	675	14,690

Net profit / (loss) attributable to minority interests	0	122	539	0	661

Net profit / (loss) attributable to UBS shareholders	14,029	84	(759)	675	14,029

Net profit / (loss) US GAAP [2]	14,490	(891)	(1,247)	0	12,352

1  UBS AG Parent Bank prepares its financial statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.   2  Refer to Note 41 for a description of the differences between IFRS and US GAAP.

Financial Statements
Notes to the Financial Statements

Note 42 Additional Disclosures Required under US GAAP and SEC Rules (continued)
Note 42.4 Supplemental Guarantor Information (continued)

Supplemental Guarantor Consolidating Balance Sheet

CHF million	UBS AG	UBS		Consolidating
For the year ended 31 December 2005	Parent Bank[1]	Americas Inc.	Subsidiaries	entries	UBS Group

Assets

Cash and balances with central banks	2,712	5	2,642	0	5,359

Due from banks	127,321	14,684	156,999	(265,360)	33,644

Cash collateral on securities borrowed	110,001	257,943	118,415	(186,028)	300,331

Reverse repurchase agreements	240,762	162,069	284,360	(282,759)	404,432

Trading portfolio assets	299,750	174,707	24,840	0	499,297

Trading portfolio assets pledged as collateral	79,333	36,956	38,470	0	154,759

Positive replacement values	330,894	6,656	158,514	(162,282)	333,782

Financial assets designated at fair value	2,186	737	(1,770)	0	1,153

Loans	289,577	41,901	33,987	(95,496)	269,969

Financial investments	3,198	910	2,443	0	6,551

Accrued income and prepaid expenses	5,720	3,135	4,877	(4,814)	8,918

Investments in associates	31,250	173	1,974	(30,441)	2,956

Property and equipment	5,462	592	3,369	0	9,423

Goodwill and other intangible assets	641	11,095	1,750	0	13,486

Other assets	7,456	3,758	7,468	(2,492)	16,190

Total assets	1,536,263	715,321	838,338	(1,029,672)	2,060,250

Liabilities

Due to banks	181,592	126,834	81,262	(265,360)	124,328

Cash collateral on securities lent	102,698	50,395	110,202	(186,028)	77,267

Repurchase agreements	132,073	360,932	268,262	(282,759)	478,508

Trading portfolio liabilities	113,171	69,460	6,000	0	188,631

Negative replacement values	337,172	7,274	155,499	(162,282)	337,663

Financial liabilities designated at fair value	93,207	0	24,194	0	117,401

Due to customers	419,301	63,243	64,485	(95,496)	451,533

Accrued expenses and deferred income	10,090	7,494	5,622	(4,814)	18,392

Debt issued	87,267	19,496	53,947	0	160,710

Other liabilities	10,431	3,594	42,341	(2,492)	53,874

Total liabilities	1,487,002	708,722	811,814	(999,231)	2,008,307

Equity attributable to UBS shareholders	49,261	6,485	19,019	(30,441)	44,324

Equity attributable to minority interests	0	114	7,505	0	7,619

Total equity	49,261	6,599	26,524	(30,441)	51,943

Total liabilities and equity	1,536,263	715,321	838,338	(1,029,672)	2,060,250

Total shareholders’ equity – US GAAP [2]	32,577	7,893	20,005	0	60,475

1  UBS AG Parent Bank prepares its financial statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.   2  Refer to Note 41 for a description of the differences between IFRS and US GAAP.

Note 42 Additional Disclosures Required under US GAAP and SEC Rules (continued)
Note 42.4 Supplemental Guarantor Information (continued)

Supplemental Guarantor Consolidating Cash Flow Statement

CHF million	UBS AG	UBS
For the year ended 31 December 2005	Parent Bank[1]	Americas Inc.	Subsidiaries	UBS Group

Net cash flow from / (used in) operating activities	(29,118)	(15,771)	(18,318)	(63,207)

Cash flow from / (used in) investing activities

Investments in subsidiaries and associates	(1,540)	0	0	(1,540)

Disposal of subsidiaries and associates	3,240	0	0	3,240

Purchase of property and equipment	(1,153)	(155)	(584)	(1,892)

Disposal of property and equipment	71	6	193	270

Net (investment in) / divestment of financial investments	(4,667)	(40)	2,220	(2,487)

Net cash flow from / (used in) investing activities	(4,049)	(189)	1,829	(2,409)

Cash flow from / (used in) financing activities

Net money market paper issued / (repaid)	22,698	615	(92)	23,221

Net movements in treasury shares and own equity derivative activity	(2,416)	0	0	(2,416)

Capital issuance	2	0	0	2

Dividends paid	(3,105)	0	0	(3,105)

Issuance of long-term debt, including financial liabilities designated at fair value	50,587	14,635	11,085	76,307

Repayment of long-term debt, including financial liabilities designated at fair value	(17,780)	(753)	(11,924)	(30,457)

Increase in minority interests	0	8	1,564	1,572

Dividend payments to / purchase from minority interests	0	(175)	(400)	(575)

Net activity in investments in subsidiaries	(1,591)	(214)	1,805	0

Net cash flow from / (used in) financing activities	48,395	14,116	2,038	64,549

Effects of exchange rate differences	3,283	(720)	2,455	5,018

Net increase / (decrease) in cash equivalents	18,511	(2,564)	(11,996)	3,951

Cash and cash equivalents, beginning of the year	50,037	16,095	20,959	87,091

Cash and cash equivalents, end of the year	68,548	13,531	8,963	91,042

Cash and cash equivalents comprise:

Cash and balances with central banks	2,712	5	2,642	5,359

Money market paper [2]	47,838	8,991	997	57,826

Due from banks with original maturity of less than three months	17,998	4,535	5,324	27,857

Total	68,548	13,531	8,963	91,042

1  UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.   2  Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments. CHF 4,744 million was pledged at 31 December 2005.

Guarantee of other securities

In October 2000, UBS AG, acting through a wholly owned subsidiary, issued USD 1.5 billion of 8.622% UBS Trust Preferred Securities. In June 2001, UBS issued an additional USD 800 million of such securities (USD 300 million at 7.25% and USD 500 million at 7.247%). In May 2003, UBS issued USD 300 million of Floating Rate Non-Cumulative Trust Preferred Securities at 0.7% above one-month LIBOR of such securities.

UBS AG has fully and unconditionally guaranteed these securities. UBS’s obligations under the trust preferred securities guarantee are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of UBS. At 31 December 2005, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated is approximately CHF 1,997 billion.

Financial Statements
Notes to the Financial Statements

Note 42 Additional Disclosures Required under US GAAP and SEC Rules (continued)
Note 42.5 Pro-Forma Effect of the Fair Value Method of Accounting on US GAAP Net Profit

The following table presents US GAAP Net profit and earnings per share for the years ended 31 December 2004 and 31 December 2003 as if UBS had applied the fair value method of accounting for its share-based compensation plans in that period. With the adoption of SFAS 123-R on 1 January 2005, UBS adopted the fair value method of accounting for its share-based compensation plans using the modified prospective method. See Note 41.1h) for details.

CHF million, except per share data	31.12.04	31.12.03

Net profit under US GAAP, as reported	8,818	6,513

Add: Equity-based employee compensation expense included in reported net income, net of tax	1,209	752

Deduct: Total equity-based employee compensation expense determined under the fair-value-based method for all awards, net of tax	(1,717)	(1,191)

Net profit, pro-forma	8,310	6,074

Earnings per share

Basic, as reported	8.56	5.83

Basic, pro-forma	8.07	5.44

Diluted, as reported	8.15	5.72

Diluted, pro-forma	7.68	5.33

UBS AG (Parent Bank)

UBS AG (Parent Bank)

UBS AG (Parent Bank)

UBS AG (Parent Bank)
Parent Bank Review

Parent Bank Review

Income Statement

The Parent Bank UBS AG net profit increased by CHF 7,551 million from CHF 5,946 million to CHF13,497 million. Income from investments in associated companies increased to CHF 3,943 million from CHF 461 million in 2004 mainly due to higher distributions received. The increase in extraordinary income and expenses is explained on page 198.

Balance Sheet

Total assets increased by CHF 224 billion to CHF 1,360 billion at 31 December 2005. This movement is mainly caused by increased positions in Money market paper of CHF17 billion, Due from banks of CHF 81 billion and Due from customers of CHF 25 billion. A considerable increase resulted as well in Trading balances in securities and precious metals of CHF 70 billion (thereof debt instruments CHF 23 billion and equities CHF 44 billion).

UBS AG (Parent Bank)
Financial Statements

Financial Statements

Income Statement
	For the year ended		% change from
CHF million	31.12.05	31.12.04	31.12.04

Interest and discount income	27,320	18,902	45

Interest and dividend income from trading portfolio	12,482	10,457	19

Interest and dividend income from financial investments	36	13	177

Interest expense	(33,972)	(21,659)	57

Net interest income	5,866	7,713	(24)

Credit-related fees and commissions	244	228	7

Fee and commission income from securities and investment business	9,751	8,002	22

Other fee and commission income	773	735	5

Fee and commission expense	(1,349)	(1,135)	19

Net fee and commission income	9,419	7,830	20

Net trading income	7,289	3,469	110

Net income from disposal of financial investments	95	87	9

Income from investments in associated companies	3,943	461	755

Income from real estate holdings	38	46	(17)

Sundry income from ordinary activities	46	1,418	(97)

Sundry ordinary expenses	(234)	(26)	800

Other income from ordinary activities	3,888	1,986	96

Operating income	26,462	20,998	26

Personnel expenses	10,999	9,699	13

General and administrative expenses	4,113	3,833	7

Operating expenses	15,112	13,532	12

Operating profit	11,350	7,466	52

Depreciation and write-offs on investments in associated companies and fixed assets	1,265	1,021	24

Allowances, provisions and losses	27	184	(85)

Profit before extraordinary items and taxes	10,058	6,261	61

Extraordinary income	5,274	1,016	419

Extraordinary expenses	0	49	(100)

Tax expense / (benefit)	1,835	1,282	43

Profit for the period	13,497	5,946	127

Balance Sheet
		% change from
CHF million	31.12.05	31.12.04	31.12.04

Assets

Liquid assets	2,712	4,152	(35)

Money market paper	47,840	31,262	53

Due from banks	431,071	350,055	23

Due from customers	185,331	159,988	16

Mortgage loans	153,387	132,941	15

Trading balances in securities and precious metals	358,600	288,170	24

Financial investments	4,216	4,503	(6)

Investments in associated companies	22,016	20,547	7

Fixed assets	4,527	4,212	7

Accrued income and prepaid expenses	5,359	3,129	71

Positive replacement values	136,503	128,300	6

Other assets	7,980	8,550	(7)

Total assets	1,359,542	1,135,809	20

Total subordinated assets	6,094	4,970	23

Total amounts receivable from Group companies	557,355	446,850	25

Liabilities

Money market paper issued	52,335	29,637	77

Due to banks	482,134	428,371	13

Due to customers on savings and deposit accounts	86,997	83,976	4

Other amounts due to customers	406,724	316,467	29

Medium-term bonds	1,464	1,686	(13)

Bond issues and loans from central mortgage institutions	102,386	60,125	70

Accruals and deferred income	11,451	7,588	51

Negative replacement values	160,002	158,811	1

Other liabilities	5,648	5,951	(5)

Allowances and provisions	4,249	3,929	8

Share capital	871	901	(3)

General statutory reserve	7,927	7,572	5

Reserve for own shares	10,562	9,056	17

Other reserves	13,295	15,793	(16)

Profit for the period	13,497	5,946	127

Total liabilities	1,359,542	1,135,809	20

Total subordinated liabilities	16,022	12,695	26

Total amounts payable to Group companies	404,108	357,311	13

UBS AG (Parent Bank)
Financial Statements

Statement of Appropriation of Retained Earnings
CHF million

The Board of Directors proposes to the Annual General Meeting the following appropriation:

Profit for the financial year 2005 as per the Parent Bank’s Income Statement	13,497

Appropriation to general statutory reserve	334

Appropriation to other reserves	9,788

Proposed dividends	3,375

Total appropriation	13,497

Dividend Distribution

The Board of Directors will recommend to the Annual General Meeting on 19 April 2006 that UBS should pay a dividend of CHF 3.20 per share of CHF 0.80 par value. If the dividend is approved, the payment of CHF 3.20 per share, after deduction of 35% Swiss withholding tax, would be made on 24 April 2006 for shareholders who hold UBS shares on 19 April 2006.
In addition to the already increased dividend of CHF 3.20, the Board of Directors proposes that a repayment of CHF 0.60 per share be made to shareholders by means of a reduction in the par value from CHF 0.80 to CHF 0.20 for all registered shares. This payout will not be subject to the 35% Swiss withholding tax. Subject to the approval by the shareholders and the entry of the capital reduction in the Commercial Register, the payout will be made on 12 July 2006, to those shareholders in possession of UBS shares on 7 July 2006.

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
Under Swiss law, treasury shares are classified in the balance sheet as trading balances or as financial assets. Short positions are included in Due to banks. Realized gains and losses on the sale, issuance or acquisition of treasury shares, and unrealized gains or losses from re-measurement of treasury shares in the trading portfolio to market value are included in the Income statement. Treasury shares included in Financial investments are carried at the lower of cost or market value.

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

Property and equipment

Bank buildings and other real estate are carried at cost less accumulated depreciation. Depreciation of computer and telecommunications equipment, other office equipment, fixtures and fittings is recognized on a straight-line basis over the estimated useful lives of the related assets. The useful lives of Property and equipment are summarized in Note 1, Summary of Significant Accounting Policies, of the Group Financial Statements.

Extraordinary income and expenses

Certain items of income and expense appear as extraordinary within the Parent Bank Financial Statements, whereas in the Group Financial Statements they are considered to be operating income or expenses and appear within the appropriate income or expense category or they are included in net profit from discontinued operations, if required. These items are separately identified on page 198.

UBS AG (Parent Bank)
Notes to the Financial Statements

Additional Income Statement Information

Net Trading Income
	For the year ended		% change from
CHF million	31.12.05	31.12.04	31.12.04

Equities	3,068	2,262	36

Fixed income [1]	1,540	(266)

Foreign exchange and other	2,681	1,473	82

Total	7,289	3,469	110

1 Includes commodities trading income.

Extraordinary Income and Expenses

Extraordinary income includes a CHF 3,183 million gain on sale of Private Banks & GAM compared to a gain on sale of associated companies of CHF 72 million in 2004. Additionally 2005 included a write-up of investments in associated companies of CHF 1,263 million, a gain of CHF 370 million resulting from a merger with a subsidiary and releases of provisions of CHF 452 million (2004: CHF 334 million). 2004 further included the
CHF 609 million first-time adoption impact as at 1 January 2004 from changing the valuation method for treasury shares from lower of cost or market to the mark to market method.
Extraordinary expense contained a CHF 48 million loss from the liquidation of investments in associated companies in 2004.

Additional Balance Sheet Information

Allowances and Provisions
		Provisions	Recoveries,
		applied in	doubtful interest,		New
		accordance	currency	Provisions	provisions
	Balance at	with their	translation	released	charged	Balance at
CHF million	31.12.04	specified purpose	differences	to income	to income	31.12.05

Default risks (credit and country risk)	2,777	(629)	61	(971)	598	1,836

Trading portfolio risks	3,337		534		9	3,880

Litigation risks	233	(80)	148	(62)	89	328

Operational risks	1,508	(56)	(105)	(247)	562	1,662

Capital and income taxes	1,858	(1,658)	72		1,839	2,111

Total allowances and provisions	9,713	(2,423)	710	(1,280)	3,097	9,817

Allowances deducted from assets	5,784					5,568

Total provisions as per balance sheet	3,929					4,249

Statement of Shareholders’ Equity
		General statutory	General statutory			Total shareholders’
		reserves:	reserves:	Reserves for		equity (before
CHF million	Share capital	Share premium	Retained earnings	own shares	Other reserves	distribution of profit)

As at 31.12.03 and 1.1.04	946	6,141	1,071	8,024	24,388	40,570

Cancellation of own shares	(47)				(4,469)	(4,516)

Capital increase	2	72				74

Increase in reserves			288		(288)

Prior year dividend					(2,806)	(2,806)

Profit for the period					5,946	5,946

Changes in reserves for own shares				1,032	(1,032)

As at 31.12.04 and 1.1.05	901	6,213	1,359	9,056	21,739	39,268

Cancellation of own shares	(32)				(3,511)	(3,543)

Capital increase	2	33				35

Increase in reserves			322		(322)

Prior year dividend					(3,105)	(3,105)

Profit for the period					13,497	13,497

Changes in reserves for own shares				1,506	(1,506)

As at 31.12.05	871	6,246	1,681	10,562	26,792	46,152

Share Capital
	Par value		Ranking for dividends
	No. of shares	Capital in CHF	No. of shares	Capital in CHF

As at 31.12.05

Issued and paid up	1,088,632,522	870,906,018	1,054,747,522	843,798,018

Conditional share capital	1,823,501	1,458,801

As at 31.12.04

Issued and paid up	1,126,858,177	901,486,542	1,086,923,083	869,538,466

Conditional share capital	3,533,012	2,826,410

UBS AG (Parent Bank)
Notes to the Financial Statements

Off-Balance Sheet and Other Information

Assets Pledged or Assigned as Security for Own Obligations, Assets Subject to Reservation of Title
	31.12.05		31.12.04		Change in %
CHF million	Book value	Effective liability	Book value	Effective liability	Book value	Effective liability

Money market paper	26,513	6,120	15,387	4,633	72	32

Mortgage loans	64	38	175	60	(63)	(37)

Securities	102,330	48,580	79,534	41,310	29	18

Total	128,907	54,738	95,096	46,003	36	19

Assets are pledged as collateral for securities borrowing and repurchase transactions, for collateralized credit lines with central banks, loans from mortgage institutions and security deposits relating to stock exchange membership.

Commitments and Contingent Liabilities
		% change from
CHF million	31.12.05	31.12.04	31.12.04

Contingent liabilities	184,665	123,429	50

Irrevocable commitments	68,071	50,552	35

Liabilities for calls on shares and other equities	130	104	25

Confirmed credits	2,004	1,820	10

Derivative Instruments
	31.12.05			31.12.04
			Notional amount			Notional amount
CHF million	PRV[1]	NRV[2]	CHF bn	PRV	NRV	CHF bn

Interest rate contracts	222,508	221,437	20,656	174,994	183,210	15,398

Credit derivative contracts	15,811	16,427	1,557	7,895	9,353	671

Foreign exchange contracts	57,705	58,600	4,757	81,377	79,046	3,729

Precious metal contracts	3,616	3,444	82	1,919	1,590	61

Equity/index contracts	25,663	49,924	706	20,487	44,107	721

Commodity contracts	10,677	9,647	194	1,739	1,616	41

Total derivative instruments	335,980	359,479	27,952	288,411	318,922	20,621

Replacement values netting	199,477	199,477		160,111	160,111

Replacement values after netting	136,503	160,002		128,300	158,811

1 PRV (Positive replacement values).  2 NRV (Negative replacement values).

Fiduciary Transactions
		% change from
CHF million	31.12.05	31.12.04	31.12.04

Deposits:

with other banks	37,171	30,581	22

with Group banks	1,382	740	87

Loans and other financial transactions	0	6	(100)

Total	38,553	31,327	23

Due to UBS Pension Plans, Loans to Corporate Bodies/Related Parties
		% change from
CHF million	31.12.05	31.12.04	31.12.04

Due to UBS pension plans and UBS debt instruments held by pension plans	719	1,329	(46)

Securities borrowed from pension plans	2,222	3,778	(41)

Loans to directors, senior executives and auditors [1]	21	16	31

1 Loans to directors, senior executives and auditors are loans to members of the Board of Directors, the Group Executive Board and the Group’s official auditors under Swiss company law. This also includes loans to companies which are controlled by these natural or legal persons. There are no loans to the auditors.

The employees of UBS AG are covered through the pension plans of UBS Group. The major Group pension plans are disclosed in Note 30 of the Group’s Financial Statements.

a) Defined benefit plans

Swiss pension plan
In 2005, UBS AG contributed CHF 372 million (2004: CHF 336 million) to the Swiss pension plan of UBS Group.

Foreign pension plans

UBS Group operates various other pension plans in foreign locations which cover the employees of UBS AG and other employees of UBS Group at these locations. In 2005, UBS AG contributed CHF 82 million (2004: CHF 59 million) to these plans.

b) Defined contribution plans

UBS Group also sponsors a number of defined contribution plans, primarily in the UK and the US. In 2005, UBS AG contributed CHF 60 million (2004: CHF 73 million) to these plans.

Personnel

Parent Bank personnel was 38,189 on 31 December 2005 and 35,542 on 31 December 2004.

UBS AG (Parent Bank)
Report of the Statutory Auditors

ERNST & YOUNG

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS AG, Zurich and Basel

Basel, 2 March 2006

Report of the statutory auditors

As statutory auditors, we have audited the accounting records and the financial statements (income statement, balance sheet and notes on pages 193 to 201) of UBS AG for the year ended 31 December 2005.

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

Ernst & Young Ltd

Andrew McIntyre
Chartered Accountant
(in charge of the audit)

Dr. Andreas Blumer
Swiss Certified Accountant
(in charge of the audit)

Offices in Aarau, Baden, Basel, Berne, Geneva, Lausanne, Lucerne, Lugano, St.Gallen, Zug, Zurich.
Member of the Swiss Chamber of Auditors.

UBS AG (Parent Bank)
Report of the Capital Increase Auditors

ERNST & YOUNG

■ Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the Board of Directors of

UBS AG, Zurich and Basel

Basel, 3 February 2006

Confirmation in respect of conditional capital increase

As auditor of the capital increase of UBS AG, we have audited the issue of new shares based on the resolution of the general meeting as of 7 September 2000 and the satisfaction of the conditions for the adjustment of the provisions regarding the conditional capital increase in the articles of association, both related to employee stock option plans of Paine Webber Group Inc., New York, during the period between 1 January 2005 and 31 December 2005 in accordance with the provisions of Swiss law.

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

In our opinion, the issue of 1'709'439 registered shares of a nominal value of CHF 0.80 per share was in accordance with the provisions of the Swiss law and the company's articles of association. In addition, we are of the opinion that in the reporting period option rights in the employee stock option plans of Paine Webber Group Inc., New York, relating to 72 registered shares of a nominal value of CHF 0.80 per share have expired.

Ernst & Young Ltd

Andrew McIntyre
Chartered Accountant
(in charge of the audit)

Dr. Andreas Blumer
Swiss Certified Accountant
(in charge of the audit)

■ Offices in Aarau, Baden, Basel, Berne, Geneva, Lausanne, Lucerne, Lugano, St.Gallen, Zug, Zurich.
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

City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.
On 28 February 2006, the noon buying rate was 0.7627 USD per 1 CHF.

			Average rate [1]
Year ended 31 December	High	Low	(USD per 1 CHF)	At period end

2001	0.6331	0.5495	0.5910	0.5857

2002	0.7229	0.5817	0.6453	0.7229

2003	0.8189	0.7048	0.7493	0.8069

2004	0.8843	0.7601	0.8059	0.8712

2005	0.8721	0.7544	0.8039	0.7606

Month	High	Low

September 2005	0.8139	0.7712

October 2005	0.7855	0.7679

November 2005	0.7825	0.7544

December 2005	0.7820	0.7570

January 2006	0.7940	0.7729

February 2006	0.7788	0.7575

1 The average of the noon buying rates on the last business day of each full month during the relevant period.

Additional Disclosure Required under SEC Regulations

B – Selected Financial Data (continued)

	For the year ended
CHF million, except where indicated	31.12.05	31.12.04	31.12.03	31.12.02	31.12.01

Income statement data

Interest income	59,286	39,228	40,045	39,896	52,187

Interest expense	(49,758)	(27,484)	(27,784)	(29,417)	(44,236)

Net interest income	9,528	11,744	12,261	10,479	7,951

Credit loss (expense) / recovery	375	241	(102)	(112)	(499)

Net interest income after credit loss (expense)/recovery	9,903	11,985	12,159	10,367	7,452

Net fee and commission income	21,436	18,506	16,673	17,481	19,440

Net trading income	7,996	4,902	3,670	5,381	8,732

Other income	1,125	932	225	285	609

Income from Industrial Holdings	10,515	6,086	2,900	1,245	1,691

Total operating income	50,975	42,411	35,627	34,759	37,924

Total operating expenses	37,926	32,124	28,355	31,007	31,723

Operating profit from continuing operations before tax	13,049	10,287	7,272	3,752	6,201

Tax expense	2,549	2,224	1,419	597	1,359

Net profit from continuing operations	10,500	8,063	5,853	3,155	4,842

Net profit from discontinued operations	4,190	407	400	210	445

Net profit	14,690	8,470	6,253	3,365	5,287

Net profit attributable to minority interests	661	454	349	348	356

Net profit attributable to UBS shareholders	14,029	8,016	5,904	3,017	4,931

Cost / income ratio (%) [1]	70.1	73.2	76.8	84.7	79.1

Per share data (CHF)

Basic earnings per share [2]	13.93	7.78	5.44	2.59	4.05

Diluted earnings per share [2]	13.36	7.40	5.19	2.54	3.90

Operating profit before tax per share	12.96	9.99	6.70	3.22	5.09

Cash dividends declared per share (CHF) [3]	3.20	3.00	2.60	2.00	0.00

Cash dividend equivalent in USD [3]		2.54	2.00	1.46	0.00

Dividend payout ratio (%)	23.0	38.6	47.8	77.2

Rates of return (%)

Return on equity attributable to UBS shareholders [4]	39.4	25.5	17.8	8.2	12.4

Return on average equity	36.9	23.6	16.8	7.6	11.9

Return on average assets	0.67	0.44	0.38	0.20	0.36

1 Operating expenses / operating income before credit loss expense for Financial Businesses. 2 For EPS calculation, see Note 8 to the Financial Statements. 3 Dividends are normally declared and paid in the year subsequent to the reporting period. In 2001 an amount of CHF 1.60 per share was distributed to shareholders in the form of a par value reduction, in respect of 2000. No dividend was paid out for the year 2001. A par value reduction of CHF 2.00 per share was paid on 10 July 2002. A dividend of CHF 2.00 per share was paid on 23 April 2003, CHF 2.60 on 20 April 2004 and CHF 3.00 on 26 April 2005. A dividend of CHF 3.20 per share will be paid on 24 April 2006, and a par value reduction of CHF 0.60 per share will be distributed in July 2006 subject to approval by shareholders at the Annual General Meeting. The USD amount per share will be determined on 20 April 2006. 4 Net profit attributable to UBS shareholders/average equity attributable to UBS shareholders less distributions.

B – Selected Financial Data (continued)

	As at
CHF million, except where indicated	31.12.05	31.12.04	31.12.03	31.12.02	31.12.01

Balance sheet data

Total assets	2,060,250	1,737,118	1,553,979	1,350,852	1,258,093

Equity attributable to UBS shareholders	44,324	33,941	33,659	36,010	40,873

Average equity to average assets (%)	1.81	1.86	2.25	2.67	3.03

Market capitalization	131,949	103,638	95,401	79,448	105,475

Shares

Registered ordinary shares	1,088,632,522	1,126,858,177	1,183,046,764	1,256,297,678	1,281,717,499

Treasury shares	104,259,874	124,663,310	136,741,227	141,230,691	89,804,451

BIS capital ratios

Tier 1 (%)	12.9	11.9	12.0	11.3	11.6

Total BIS (%)	14.1	13.8	13.5	13.8	14.8

Risk-weighted assets	310,409	264,832	252,398	238,790	253,735

Invested assets (CHF billion)	2,652	2,217	2,098	1,959	2,448

Personnel Financial Businesses (full-time equivalents)

Switzerland	26,028	25,990	26,662	27,972	29,163

Europe (excluding Switzerland)	11,007	10,764	9,906	10,009	9,650

Americas	27,136	26,232	25,511	27,350	27,463

Asia Pacific	5,398	4,438	3,850	3,730	3,709

Total	69,569	67,424	65,929	69,061	69,985

Long-term ratings [1]

Fitch, London	AA+	AA+	AA+	AAA	AAA

Moody’s, New York	Aa2	Aa2	Aa2	Aa2	Aa2

Standard & Poor’s, New York	AA+	AA+	AA+	AA+	AA+

1 See the Handbook 2005/2006, page 57 for information about the nature of these ratings.

Balance Sheet Data

	As at
CHF million	31.12.05	31.12.04	31.12.03	31.12.02	31.12.01

Assets

Total assets	2,060,250	1,737,118	1,553,979	1,350,852	1,258,093

Due from banks	33,644	35,419	31,959	32,777	27,736

Cash collateral on securities borrowed	300,331	220,242	213,932	139,049	162,938

Reverse repurchase agreements	404,432	357,164	320,499	294,067	269,256

Trading portfolio assets	499,297	389,487	354,558	261,080	397,888

Trading portfolio assets pledged as collateral	154,759	159,115	120,759	110,365

Positive replacement values	333,782	284,577	248,206	247,421	73,447

Loans	269,969	232,167	212,670	211,707	226,535

Liabilities and Equity

Due to banks	124,328	120,026	129,084	83,561	107,031

Cash collateral on securities lent	77,267	61,545	53,278	36,870	30,317

Repurchase agreements	478,508	422,587	415,863	366,858	368,620

Trading portfolio liabilities	188,631	171,033	143,957	106,453	105,798

Negative replacement values	337,663	303,712	254,768	247,206	71,443

Financial liabilities designated at fair value	117,401	65,756	35,286	14,516

Due to customers	451,533	376,076	346,577	306,876	333,781

Debt issued	160,710	117,856	88,874	115,798	158,307

Equity attributable to UBS shareholders	44,324	33,941	33,659	36,010	40,873

Additional Disclosure Required under SEC Regulations

B – Selected Financial Data (continued)

US GAAP Income Statement Data

	For the year ended
CHF million	31.12.05	31.12.04	31.12.03	31.12.02	31.12.01

Operating income

Interest income	59,039	38,991	39,802	39,612	51,817

Interest expense	(49,588)	(27,245)	(27,628)	(29,334)	(44,096)

Net interest income	9,451	11,746	12,174	10,278	7,721

Credit loss (expense) / recovery	375	334	(74)	(112)	(499)

Net interest income after credit loss (expense) / recovery	9,826	12,080	12,100	10,166	7,222

Net fee and commission income	21,436	18,435	16,606	17,481	19,440

Net trading income	6,864	4,795	3,944	5,870	8,889

Other income	793	1,180	382	(65)	504

Revenues from Industrial Holdings	8,674	3,648

Total operating income	47,593	40,138	33,032	33,452	36,055

Operating expenses

Personnel expenses	20,220	18,297	17,234	18,224	19,294

General and administrative expenses	6,667	6,545	5,917	6,953	7,465

Depreciation of property and equipment	1,414	1,365	1,368	1,573	1,759

Amortization of goodwill	0	0	0	0	2,385

Amortization of other intangible assets	201	180	110	1,443	298

Goods and materials purchased	7,142	2,861

Restructuring costs	0	0	0	0	112

Total operating expenses	35,644	29,248	24,629	28,193	31,313

Operating profit from continuing operations before tax	11,949	10,890	8,403	5,259	4,742

Tax expense	3,078	2,015	1,790	456	1,323

Minority interests	(410)	(435)	(350)	(331)	(344)

Net profit from continuing operations	8,461	8,440	6,263	4,472	3,075

Net profit from discontinued operations	3,853	372	250	435	159

Change in accounting principle: cumulative effect of adoption of “AICPA Audit and Accounting Guide, Audits of Investment Companies” on certain financial investments, net of tax				639

Cumulative adjustment of accounting for certain equity-based compensation plans as cash settled, net of tax		6

Cumulative adjustment due to the adoption of SFAS 123 (revised 2004), “Share-Based Payment” on 1 January 2005, net of tax	38

Net profit	12,352	8,818	6,513	5,546	3,234

B – Selected Financial Data (continued)

US GAAP Balance Sheet Data

	As at
CHF million	31.12.05	31.12.04	31.12.03	31.12.02	31.12.01

Assets

Total assets	2,322,261	1,903,186	1,699,007	1,296,938	1,361,920

Due from banks	33,427	35,286	31,758	32,481	27,550

Cash collateral on securities borrowed	274,099	218,414	211,058	139,073	162,566

Reverse repurchase agreements	404,432	357,164	320,499	294,086	269,256

Trading portfolio assets	607,432	449,389	423,733	331,480	455,406

Trading portfolio assets pledged as collateral	152,237	159,115	120,759	110,365

Positive replacement values [1]	337,409	284,468	248,924	83,757	73,474

Loans	267,530	228,968	212,729	211,755	226,747

Goodwill	28,104	26,977	26,775	28,127	29,255

Other intangible assets	1,665	1,722	1,174	1,222	4,510

Other assets	116,831	101,068	64,381	21,314	36,972

Liabilities and Equity

Due to banks	127,252	119,021	127,385	83,178	106,531

Cash collateral on securities lent	66,916	57,792	51,157	36,870	30,317

Repurchase agreements	482,843	423,513	415,863	366,858	368,620

Trading portfolio liabilities	193,965	190,907	149,380	117,721	119,528

Obligation to return securities received as collateral	67,430	12,950	13,071	16,308	10,931

Negative replacement values [1]	432,171	360,345	326,136	132,354	116,666

Due to customers	466,410	386,913	347,358	306,872	333,766

Accrued expenses and deferred income	18,707	14,830	13,673	15,330	17,289

Debt issued	240,212	164,744	123,259	129,527	156,462

Shareholders’ equity	60,475	52,668	53,174	55,576	59,282

1 Positive and negative replacement values represent the fair value of derivative instruments. From 2003 onwards, they are presented on a gross basis under US GAAP.

Ratio of Earnings to Fixed Charges

The following table sets forth UBS’s ratio of earnings to fixed charges for the periods indicated. Ratios of earnings to combined fixed charges and preferred stock dividend requirements are not presented as there were no preferred share dividends in any of the periods indicated.

	For the year ended
	31.12.05	31.12.04	31.12.03	31.12.02	31.12.01

IFRS [1]	1.24	1.35	1.24	1.11	1.13

US GAAP [1]	1.23	1.37	1.28	1.17	1.10

1 The ratio is provided using both IFRS and US GAAP values, since the ratio is materially different under the two accounting standards.

C – Information on the Company

Property, Plant and Equipment
At 31 December 2005, UBS Financial Businesses operated about 1,061 business and banking locations worldwide, of which about 44% were in Switzerland, 44% in the Americas, 10% in the rest of Europe, Middle East and Africa and 2% in Asia-Pacific. 39% of the business and banking locations in Switzerland were owned directly by UBS, with the remainder, along with most of UBS’s offices outside Switzerland, being held under commercial leases.
At 31 December 2005, the Industrial Holdings segment operated about 303 business locations worldwide, of which about 21% were in Switzerland, 71% in the rest of Europe, Middle East and Africa, 7% in the Americas and 1% in Asia-Pacific. 76% of the business locations worldwide were held under commercial leases.
These premises are subject to continuous maintenance and upgrading and are considered suitable and adequate for current and anticipated operations.

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3

Selected Statistical Information
The tables below set forth selected statistical information regarding the Group’s banking operations extracted from the Financial Statements. Unless otherwise indicated, average balances for the years ended 31 December 2005, 31 Decem-

ber 2004 and 31 December 2003 are calculated from monthly data. The distinction between domestic and foreign is generally based on the booking location. For loans, this method is not significantly different from an analysis based on the domicile of the borrower.

Average Balances and Interest Rates

The following table sets forth average interest-earning assets and average interest-bearing liabilities, along with the average rates, for the years ended 31 December 2005, 2004 and 2003.

	31.12.05			31.12.04			31.12.03
	Average		Average	Average		Average	Average		Average
CHF million, except where indicated	balance	Interest	rate (%)	balance	Interest	rate (%)	balance	Interest	rate (%)

Assets

Due from banks

Domestic	15,467	270	1.7	12,463	154	1.2	11,417	158	1.4

Foreign	25,497	1,334	5.2	23,843	397	1.7	21,317	1,064	5.0

Cash collateral on securities borrowed and reverse repurchase agreements

Domestic	33,012	1,079	3.3	17,969	457	2.5	6,576	200	3.0

Foreign	787,389	22,562	2.9	710,065	10,549	1.5	582,066	10,948	1.9

Trading portfolio assets

Domestic	15,545	457	2.9	10,122	336	3.3	7,990	219	2.7

Foreign taxable	580,763	23,630	4.1	513,922	18,914	3.7	421,413	18,151	4.3

Foreign non-taxable	3,390	58	1.7	2,309	27	1.2	1,668	21	1.3

Foreign total	584,153	23,688	4.1	516,231	18,941	3.7	423,081	18,172	4.3

Financial assets designated at fair value

Domestic	616	0		196	0		0	0

Foreign	691	26	3.8	0	0		0	0

Loans

Domestic	174,299	5,424	3.1	168,456	5,308	3.2	165,397	6,357	3.8

Foreign	81,264	3,241	4.0	60,145	1,813	3.0	51,459	1,805	3.5

Financial investments

Domestic	1,036	3	0.3	1,132	17	1.5	1,988	27	1.4

Foreign taxable	3,546	83	2.3	3,000	21	0.7	2,880	30	1.0

Foreign non-taxable				0	0	0.0	0	0	0.0

Foreign total	3,546	83	2.3	3,000	21	0.7	2,880	30	1.0

Total interest-earning assets	1,722,515	58,167	3.4	1,523,622	37,993	2.5	1,274,171	38,980	3.1

Net interest on swaps		1,119			1,235			1,065

Interest income and average interest-earning assets	1,722,515	59,286	3.4	1,523,622	39,228	2.6	1,274,171	40,045	3.1

Non-interest-earning assets

Positive replacement values	319,698			246,952			249,155

Fixed assets	9,308			8,808			12,874

Other	55,125			53,087			29,750

Total average assets	2,106,646			1,832,469			1,565,950

D – Information Required by Industry Guide 3 (continued)

	31.12.05			31.12.04			31.12.03
	Average		Average	Average		Average	Average		Average
CHF million, except where indicated	balance	Interest	rate (%)	balance	Interest	rate (%)	balance	Interest	rate (%)

Liabilities and Equity

Due to banks

Domestic	35,713	897	2.5	31,129	385	1.2	28,719	116	0.4

Foreign	92,431	3,321	3.6	96,335	1,582	1.6	74,695	1,747	2.3

Cash collateral on securities lent and repurchase agreements

Domestic	40,772	881	2.2	33,846	489	1.4	23,287	295	1.3

Foreign	661,722	19,745	3.0	614,295	9,525	1.6	515,665	9,328	1.8

Trading portfolio liabilities

Domestic	3,632	145	4.0	3,717	180	4.8	3,252	156	4.8

Foreign	173,394	10,591	6.1	161,286	7,813	4.8	127,104	9,769	7.7

Financial liabilities designated at fair value

Domestic	638	5	0.8	85	1	1.2	0	0

Foreign	86,688	2,385	2.8	49,234	1,167	2.4	22,445	751	3.3

Due to customers

Domestic demand deposits	67,987	292	0.4	67,005	167	0.2	55,496	100	0.2

Domestic savings deposits	86,373	404	0.5	84,112	414	0.5	81,963	527	0.6

Domestic time deposits	24,245	386	1.6	19,052	250	1.3	21,125	357	1.7

Domestic total	178,605	1,082	0.6	170,169	831	0.5	158,584	984	0.6

Foreign [1]	236,228	5,760	2.4	192,992	2,677	1.4	161,738	2,149	1.3

Short-term debt

Domestic	1,584	20	1.3	246	0		64	0	0.0

Foreign	96,767	2,905	3.0	79,902	1,338	1.7	73,193	1,015	1.4

Long-term debt

Domestic	4,250	117	2.8	10,358	168	1.6	6,413	188	2.9

Foreign	43,035	1,904	4.4	28,259	1,328	4.7	30,805	1,286	4.2

Total interest-bearing liabilities	1,655,459	49,758	3.0	1,471,853	27,484	1.9	1,225,964	27,784	2.3

Non-interest-bearing liabilities

Negative replacement values	335,992			260,629			254,819

Other	70,292			60,482			46,025

Total liabilities	2,061,743			1,792,964			1,526,808

Equity attributable to UBS shareholders	44,903			39,505			39,142

Total average liabilities and equity	2,106,646			1,832,469			1,565,950
attributable to UBS shareholders

Net interest income		9,528			11,744			12,261

Net yield on interest-earning assets			0.6			0.8			1.0

1 Due to customers in foreign offices consists mainly of time deposits.

The percentage of total average interest-earning assets attributable to foreign activities was 86% for 2005 (86% for 2004 and 85% for 2003). The percentage of total average interest-bearing liabilities attributable to foreign activities was 84% for 2005 (83% for 2004 and 82% for 2003). All assets and liabilities are translated into CHF at uniform month-end rates. Interest income and expense are translated at monthly average rates.
Average rates earned and paid on assets and liabilities can change from period to period based on the changes in interest rates in general, but are also affected by changes in the currency mix included in the assets and liabilities. This is especially true for foreign assets and liabilities. Tax-exempt income is not recorded on a tax-equivalent basis. For all three years presented, tax-exempt income is considered to be insignificant and the impact from such income is therefore negligible.

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Analysis of Changes in Interest Income and Expense

The following tables allocate, by categories of interest-earning assets and interest-bearing liabilities, the changes in interest income and expense due to changes in volume and interest rates for the year ended 31 December 2005 compared with the year ended 31 December 2004, and for the year ended 31 December 2004 compared with the year ended 31

December 2003. Volume and rate variances have been calculated on movements in average balances and changes in interest rates. Changes due to a combination of volume and rates have been allocated proportionally. Refer to page 221 of Industry Guide 3 for a discussion of the treatment of impaired, non-performing and restructured loans.

	2005 compared with 2004			2004 compared with 2003
	Increase / (decrease)			Increase / (decrease)
	due to changes in			due to changes in
	Average	Average	Net	Average	Average	Net
CHF million	volume	rate	change	volume	rate	change

Interest income from interest-earning assets

Due from banks

Domestic	36	80	116	15	(19)	(4)

Foreign	28	909	937	126	(793)	(667)

Cash collateral on securities borrowed and reverse repurchase agreements

Domestic	376	246	622	342	(85)	257

Foreign	1,160	10,853	12,013	2,432	(2,831)	(399)

Trading portfolio assets

Domestic	179	(58)	121	58	59	117

Foreign taxable	2,473	2,243	4,716	3,978	(3,215)	763

Foreign non-taxable	13	18	31	8	(2)	6

Foreign total	2,486	2,261	4,747	3,986	(3,217)	769

Financial assets designated at fair value

Domestic	0	0	0	0	0	0

Foreign	26	0	26	0	0	0

Loans

Domestic	187	(71)	116	116	(1,165)	(1,049)

Foreign	634	794	1,428	304	(296)	8

Financial investments

Domestic	(1)	(13)	(14)	(12)	2	(10)

Foreign taxable	4	58	62	1	(10)	(9)

Foreign non-taxable	0	0	0	0	0	0

Foreign total	4	58	62	1	(10)	(9)

Interest income

Domestic	777	184	961	519	(1,208)	(689)

Foreign	4,338	14,875	19,213	6,849	(7,147)	(298)

Total interest income from interest-earning assets	5,115	15,059	20,174	7,368	(8,355)	(987)

Net interest on swaps			(116)			170

Total interest income			20,058			(817)

D – Information Required by Industry Guide 3 (continued)

Analysis of Changes in Interest Income and Expense (continued)

	2005 compared with 2004			2004 compared with 2003
	Increase / (decrease)			Increase / (decrease)
	due to changes in			due to changes in
	Average	Average	Net	Average	Average	Net
CHF million	volume	rate	change	volume	rate	change

Interest expense on interest-bearing liabilities

Due to banks

Domestic	55	457	512	10	259	269

Foreign	(62)	1,801	1,739	498	(663)	(165)

Cash collateral on securities lent and repurchase agreements

Domestic	97	295	392	137	57	194

Foreign	759	9,461	10,220	1,775	(1,578)	197

Trading portfolio liabilities

Domestic	(4)	(31)	(35)	22	2	24

Foreign	581	2,197	2,778	2,632	(4,588)	(1,956)

Financial liabilities designated at fair value

Domestic	7	(3)	4	0	1	1

Foreign	899	319	1,218	884	(468)	416

Due to customers

Domestic demand deposits	2	123	125	23	44	67

Domestic savings deposits	11	(21)	(10)	13	(126)	(113)

Domestic time deposits	68	68	136	(35)	(72)	(107)

Domestic total	81	170	251	1	(154)	(153)

Foreign	605	2,478	3,083	406	122	528

Short-term debt

Domestic	20	0	20	0	0	0

Foreign	287	1,280	1,567	94	229	323

Long-term debt

Domestic	(98)	47	(51)	114	(134)	(20)

Foreign	694	(118)	576	(107)	149	42

Interest expense

Domestic	158	935	1,093	284	31	315

Foreign	3,763	17,418	21,181	6,182	(6,797)	(615)

Total interest expense	3,921	18,353	22,274	6,466	(6,766)	(300)

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Deposits

The following table analyzes average deposits and the average rates on each deposit category listed below for the years ended 31 December 2005, 2004 and 2003. The geographic allocation is based on the location of the office or branch where the deposit is made. Deposits by foreign depositors in domestic offices were CHF 54,968 million, CHF 49,699 million and CHF 49,857 million at 31 December 2005, 31 December 2004 and 31 December 2003, respectively.

	31.12.05		31.12.04		31.12.03
	Average	Average	Average	Average	Average	Average
CHF million, except where indicated	deposit	rate (%)	deposit	rate (%)	deposit	rate (%)

Banks

Domestic offices

Demand deposits	8,491	0.1	7,770	0.1	3,836	0.0

Time deposits	6,976	3.3	4,693	1.7	7,581	0.6

Total domestic offices	15,467	1.5	12,463	0.7	11,417	0.4

Foreign offices

Interest-bearing deposits [1]	25,497	3.6	23,843	1.6	21,317	2.4

Total due to banks	40,964	2.8	36,306	1.3	32,734	1.7

Customer accounts

Domestic offices

Demand deposits	67,987	0.4	67,005	0.2	55,496	0.2

Savings deposits	86,373	0.5	84,112	0.5	81,963	0.6

Time deposits	24,245	1.6	19,052	1.3	21,125	1.7

Total domestic offices	178,605	0.6	170,169	0.5	158,584	0.6

Foreign offices

Interest-bearing deposits [1]	236,228	2.4	192,992	1.4	161,738	1.3

Total due to customers	414,833	1.6	363,161	1.0	320,322	1.0

1 Mainly time deposits.

At 31 December 2005, the maturity of time deposits exceeding CHF 150,000, or an equivalent amount in other currencies, was as follows:

CHF million	Domestic	Foreign

Within 3 months	26,427	179,430

3 to 6 months	1,588	3,779

6 to 12 months	823	2,745

1 to 5 years	581	1,606

Over 5 years	296	60

Total time deposits	29,715	187,620

D – Information Required by Industry Guide 3 (continued)

Short-term Borrowings

The following table presents the period-end, average and maximum month-end outstanding amounts for short-term borrowings, along with the average rates and period-end rates at and for the years ended 31 December 2005, 2004 and 2003.

	Money market paper issued			Due to banks			Repurchase agreements [1]
CHF million, except where indicated	31.12.05	31.12.04	31.12.03	31.12.05	31.12.04	31.12.03	31.12.05	31.12.04	31.12.03

Period-end balance	102,662	79,442	58,115	90,651	84,351	90,615	667,317	557,892	500,592

Average balance	98,351	80,148	73,257	87,180	91,158	70,680	628,362	587,988	498,679

Maximum month-end balance	112,217	94,366	92,605	101,178	115,880	96,694	719,208	637,594	593,738

Average interest rate during the period (%)	3.0	1.7	1.4	3.3	1.6	2.8	3.0	1.5	1.8

Average interest rate at period-end (%)	4.0	2.1	1.3	3.0	2.0	1.5	2.6	2.0	1.3

1 For the purpose of this disclosure, balances are presented on a gross basis.

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Contractual Maturities of Investments in Debt Instruments 1,2

	Within 1 year		1–5 years		5–10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2005

Swiss national government and agencies	0	0.00	2	4.36	0	0.00	1	4.00

Swiss local governments	0	0.00	0	0.00	0	0.00	0	0.00

US Treasury and agencies	0	0.00	42	5.51	10	5.77	12	6.03

Foreign governments and official institutions	38	1.91	2	1.90	5	5.64	2	6.17

Corporate debt securities	13	3.20	239	4.25	66	5.38	103	5.66

Mortgage-backed securities	0	0.00	0	0.00	14	3.92	129	4.80

Other debt securities	0	0.00	0	0.00	0	0.00	0	0.00

Total fair value	51		285		95		247

	Within 1 year		1–5 years		5–10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2004

Swiss national government and agencies	1	5.50	2	4.29	6	3.80	1	4.00

Swiss local governments	10	3.97	10	4.14	0	0.00	0	0.00

Foreign governments and official institutions	36	2.13	4	1.25	0	0.00	0	0.00

Corporate debt securities	57	2.74	50	2.92	0	0.00	33	0.00

Mortgage-backed securities	3	2.50	0	0.00	5	3.21	64	4.36

Other debt securities	0	0.00	0	0.00	0	0.00	0	0.00

Total fair value	107		66		11		98

	Within 1 year		1–5 years		5–10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2003

Swiss national government and agencies	3	6.61	4	2.92	6	3.80	1	4.00

Swiss local governments	5	3.90	20	2.01	0	0.00	0	0.00

Foreign governments and official institutions	45	1.89	9	1.49	0	0.00	0	0.00

Corporate debt securities	81	1.09	68	3.53	7	7.38	0	0.00

Mortgage-backed securities	0	0.00	0	0.00	0	0.00	0	0.00

Other debt securities	4	0.00	8	0.00	0	0.00	0	0.00

Total fair value	138		109		13		1

1 Money market paper has a contractual maturity of less than one year. 2 Average yields are calculated on an amortized cost basis for all years presented.

D – Information Required by Industry Guide 3 (continued)

Due from Banks and Loans (gross)

Loans are widely dispersed over industry sectors both within and outside Switzerland. With the exception of private households (foreign and domestic), banks and financial institutions outside Switzerland, and real estate and rentals in Switzerland, there is no material concentration of loans. For further discussion of the loan portfolio, see the Handbook

2005/2006. The following table illustrates the diversification of the loan portfolio among industry sectors at 31 December 2005, 2004, 2003, 2002 and 2001. The industry categories presented are consistent with the classification of loans for reporting to the Swiss Federal Banking Commission and Swiss National Bank.

CHF million	31.12.05	31.12.04	31.12.03	31.12.02	31.12.01

Domestic [1]

Banks	1,407	1,406	619	1,029	1,533

Construction	1,816	1,943	2,175	2,838	3,499

Financial institutions	4,213	4,332	4,009	4,301	5,673

Hotels and restaurants	2,044	2,269	2,440	2,655	2,950

Manufacturing [2]	5,038	5,485	6,478	7,237	8,686

Private households	111,549	105,160	102,180	95,295	93,746

Public authorities	5,494	5,460	5,251	5,529	5,222

Real estate and rentals	11,792	11,466	12,449	13,573	14,992

Retail and wholesale	4,808	4,908	6,062	7,172	8,674

Services [3]	9,300	9,110	9,493	10,237	12,161

Other [4]	1,004	591	1,014	1,722	1,860

Total domestic	158,465	152,130	152,170	151,588	158,996

Foreign [1]

Banks	32,282	34,269	31,405	31,882	26,728

Chemicals	2,716	366	245	519	1,080

Construction	295	122	84	153	266

Electricity, gas and water supply	1,637	745	249	1,105	977

Financial institutions	52,365	35,459	23,493	18,378	14,458

Manufacturing [5]	3,899	2,758	2,421	2,300	4,258

Mining	2,694	1,695	1,114	868	1,313

Private households	38,280	30,237	21,195	33,063	25,619

Public authorities	1,501	1,228	1,224	2,628	6,454

Real estate and rentals	2,707	940	473	616	10,227

Retail and wholesale	1,257	1,102	1,880	1,367	1,732

Services	5,596	8,002	7,983	1,654	4,786

Transport, storage and communication	1,419	762	3,658	676	2,117

Other [6]	156	318	432	2,314	2,956

Total foreign	146,804	118,003	95,856	97,523	102,971

Total gross	305,269	270,133	248,026	249,111	261,967

1 Includes Due from banks and Loans from Industrial Holdings of CHF 728 million at 31 December 2005, CHF 909 million at 31 December 2004 and CHF 220 million at 31 December 2003. 2 Includes chemicals, food and beverages. 3 Includes transportation, communication, health and social work, education and other social and personal service activities. 4 Includes mining and electricity, gas and water supply. 5 Includes food and beverages. 6 Includes hotels and restaurants.

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Due from Banks and Loans (gross) (continued)

The following table analyzes the Group’s mortgage portfolio by geographic origin of the client and type of mortgage at 31 December 2005, 2004, 2003, 2002 and 2001. Mortgages are included in the industry categories mentioned above.

CHF million	31.12.05	31.12.04	31.12.03	31.12.02	31.12.01

Mortgages

Domestic	130,880	124,496	122,069	116,359	116,628

Foreign	15,619	12,185	7,073	11,510	9,583

Total gross mortgages	146,499	136,681	129,142	127,869	126,211

Mortgages

Residential	127,990	117,731	109,980	108,779	101,969

Commercial	18,509	18,950	19,162	19,090	24,242

Total gross mortgages	146,499	136,681	129,142	127,869	126,211

Due from Banks and Loan Maturities (gross)

The following table discloses loans by maturity at 31 December 2005. The determination of maturities is based on contract terms. Information on interest rate sensitivities can be found in Note 28 to the Financial Statements.

CHF million	Within 1 year	1 to 5 years	Over 5 years	Total

Domestic

Banks	1,101	294	12	1,407

Mortgages	51,060	65,686	14,134	130,880

Other loans	19,372	5,318	1,488	26,178

Total domestic	71,533	71,298	15,634	158,465

Foreign

Banks	30,542	1,523	217	32,282

Mortgages	13,956	1,381	282	15,619

Other loans	88,568	8,155	2,180	98,903

Total foreign	133,066	11,059	2,679	146,804

Total gross [1]	204,599	82,357	18,313	305,269

At 31 December 2005, the total amounts of Due from banks and loans due after one year granted at fixed and floating rates are as follows:

CHF million	1 to 5 years	Over 5 years	Total

Fixed-rate loans	79,139	16,923	96,062

Adjustable or floating-rate loans	3,218	1,390	4,608

Total	82,357	18,313	100,670

1 Includes Due from banks from Industrial Holdings of CHF 728 million at 31 December 2005.

D – Information Required by Industry Guide 3 (continued)

Impaired and Non-performing Loans

A loan (included in Due from banks or Loans) is classified as non-performing: 1) when the payment of interest, principal or fees is overdue by more than 90 days and there is no firm evidence that they will be made good by later payments or the liquidation of collateral; 2) when insolvency proceedings have commenced; or 3) when obligations have been restructured on concessionary terms.

The gross interest income that would have been recorded on non-performing loans was CHF 81 million for domestic loans and CHF 8 million for foreign loans for the year ended 31 December 2005, CHF 107 million for domestic loans and CHF 17 million for foreign loans for the year ended 31 December 2004, CHF 171 million for domestic loans and CHF 23 million for foreign loans for the year ended 31 December 2003, CHF 148 million for domestic loans and CHF 53 million for foreign loans for the year ended

31 December 2002 and CHF 336 million for all non-performing loans for the year ended 31 December 2001.

The amount of interest income that was included in net income for those loans was CHF 72 million for domestic loans and CHF 9 million for foreign loans for the year ended 31 December 2005, CHF 106 million for domestic loans and CHF 8 million for foreign loans for the year ended 31 December 2004, CHF 163 million for domestic loans and CHF 8 million for foreign loans for the year ended 31 December 2003, CHF 152 million for domestic loans and CHF 22 million for foreign loans for the year ended 31 December 2002 and CHF 201 million for all non-performing loans for the year ended 31 December 2001. The table below provides an analysis of the Group’s non-performing loans. For further information see the Handbook 2005/2006.

CHF million	31.12.05	31.12.04	31.12.03	31.12.02	31.12.01

Non-performing loans:

Domestic	2,106	2,772	4,012	4,609	6,531

Foreign	257	783	746	1,170	1,882

Total non-performing loans	2,363	3,555	4,758	5,779	8,413

UBS does not, as a matter of policy, typically restructure loans to accrue interest at rates different from the original contractual terms or reduce the principal amount of loans. Instead, specific loan allowances are established as necessary. Unrecognized interest related to restructured loans was not material to the results of operations in 2005, 2004, 2003, 2002 or 2001.

In addition to the non-performing loans shown above, the Group had CHF 1,071 million, CHF 1,144 million, CHF 2,241 million, CHF 3,875 million and CHF 5,990 million in “other impaired loans” for the years ended 31 December 2005,

2004, 2003, 2002 and 2001, respectively. For the years ended 31 December 2003, 2002 and 2001, these are loans that are current or less than 90 days in arrears with respect to payment of principal or interest; and for the years ended 31 December 2005 and 2004, these are loans not considered “non-performing” in accordance with Swiss regulatory guidelines, but where the Group’s credit officers have expressed doubts as to the ability of the borrowers to repay the loans. As at 31 December 2005 and 31 December 2004, specific allowances of CHF 200 million and CHF 241 million, respectively, had been established against these loans.

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Cross-Border Outstandings

Cross-border outstandings consist of general banking products such as loans (including unutilized commitments) and deposits with third parties, credit equivalents of over-the-counter (OTC) derivatives and repurchase agreements, and the market value of the inventory of securities. Outstandings are monitored and reported on an ongoing basis by the credit risk management and control organization with a dedicated country risk information system. With the exception of the 32 most developed economies, these exposures are rigorously limited. The following analysis excludes Due from banks and Loans from Industrial Holdings.

Claims that are secured by third-party guarantees are recorded against the guarantor’s country of domicile. Outstandings that are secured by collateral are recorded against the country where the asset could be liquidated. This follows the “Guidelines for the Management of Country Risk”, which are applicable to all banks that are supervised by the Swiss Federal Banking Commission.

The following tables list those countries for which cross-border outstandings exceeded 0.75% of total assets at 31 December 2005, 2004 and 2003. At 31 December 2005, there were no outstandings that exceeded 0.75% of total assets in any country currently facing liquidity problems that the Group expects would materially affect the country’s ability to service its obligations.
For more information on cross-border exposure, see the Handbook 2005/2006.

	31.12.05
CHF million	Banks	Private Sector	Public Sector	Total	% of total assets

United States	6,878	140,905	23,855	171,638	8.3

Germany	17,037	10,202	1,338	28,577	1.4

Japan	2,670	8,975	11,015	22,660	1.1

United Kingdom	6,515	13,351	624	20,490	1.0

Italy	3,432	3,012	11,370	17,814	0.9

	31.12.04
CHF million	Banks	Private Sector	Public Sector	Total	% of total assets

United States	8,733	114,202	9,150	132,085	7.6

Germany	18,666	5,977	7,351	31,994	1.8

Italy	4,588	2,699	16,803	24,090	1.4

Japan	1,366	10,409	9,472	21,247	1.2

United Kingdom	8,321	11,929	328	20,578	1.2

France	5,559	6,835	2,776	15,170	0.9

	31.12.03
CHF million	Banks	Private Sector	Public Sector	Total	% of total assets

United States	10,125	108,461	8,138	126,724	8.2

Italy	4,747	2,233	18,289	25,269	1.6

Germany	17,499	5,884	1,270	24,654	1.6

United Kingdom	8,340	11,344	550	20,234	1.3

France	4,841	5,604	4,271	14,716	0.9

Japan	1,630	7,845	4,001	13,477	0.9

D – Information Required by Industry Guide 3 (continued)

Summary of Movements in Allowances and Provisions for Credit Losses

The following table provides an analysis of movements in allowances and provisions for credit losses. The following analysis includes Due from banks from Industrial Holdings.

UBS writes off loans against allowances only on final settlement of bankruptcy proceedings, the sale of the underly-

ing assets and / or in case of debt forgiveness. Under Swiss law, a creditor can continue to collect from a debtor who has emerged from bankruptcy, unless the debt has been forgiven through a formal agreement.

CHF million	31.12.05	31.12.04	31.12.03	31.12.02	31.12.01

Balance at beginning of year	2,802	3,775	5,015	7,992	10,581

Domestic

Write-offs

Banks	0	0	0	0	0

Construction	(16)	(49)	(73)	(148)	(248)

Financial institutions	(14)	(24)	(37)	(103)	(51)

Hotels and restaurants	(26)	(101)	(57)	(48)	(52)

Manufacturing [1]	(39)	(77)	(121)	(275)	(109)

Private households	(131)	(208)	(262)	(536)	(1,297)

Public authorities	0	0	(18)	0	0

Real estate and rentals	(56)	(109)	(206)	(357)	(317)

Retail and wholesale	(25)	(68)	(67)	(101)	(115)

Services [2]	(35)	(83)	(111)	(155)	(93)

Other [3]	(4)	(9)	(43)	(49)	(46)

Total domestic write-offs	(346)	(728)	(995)	(1,772)	(2,328)

Foreign

Write-offs

Banks	(164)	(21)	(17)	(49)	(24)

Chemicals	0	(1)	0	0	(2)

Construction	0	(3)	0	0	(10)

Electricity, gas and water supply	0	0	0	(36)	(63)

Financial institutions	(50)	(34)	(112)	(228)	(74)

Manufacturing [4]	(8)	(23)	(77)	(70)	(119)

Mining	(23)	(8)	(15)	(1)	(304)

Private households	(21)	(8)	(11)	(65)	(5)

Public authorities	(22)	(2)	0	(1)	0

Real estate and rentals	(3)	0	(1)	(2)	(1)

Retail and wholesale	(9)	0	(76)	(10)	0

Services	0	(7)	(25)	(39)	(30)

Transport, storage and communication	0	0	(24)	(74)	0

Other [5]	(5)	(21)	(83)	(189)	(48)

Total foreign write-offs	(305)	(128)	(441)	(764)	(680)

Total write-offs	(651)	(856)	(1,436)	(2,536)	(3,008)

1 Includes chemicals, food and beverages. 2 Includes transportation, communication, health and social work, education and other social and personal service activities. 3 Includes mining and electricity, gas and water supply. 4 Includes food and beverages. 5 Includes hotels and restaurants.

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Summary of Movements in Allowances and Provisions for Credit Losses (continued)

CHF million	31.12.05	31.12.04	31.12.03	31.12.02	31.12.01

Recoveries

Domestic	53	54	49	43	58

Foreign	10	5	38	27	23

Total recoveries	63	59	87	70	81

Net write-offs	(588)	(797)	(1,349)	(2,466)	(2,927)

Increase/(decrease) in credit loss allowance and provision	(298)	(216)	102	115	498

Collective loan loss provisions	(76)	(25)

Other adjustments [1]	(64)	65	7	(626)	(160)

Balance at end of year	1,776	2,802	3,775	5,015	7,992

1 See the table below for details.

CHF million	31.12.05	31.12.04	31.12.03	31.12.02	31.12.01

Net foreign exchange	50	2	(57)	(269)	44

Subsidiaries sold and other adjustments	(114)	63	64	(357)	(204)

Total adjustments	(64)	65	7	(626)	(160)

D – Information Required by Industry Guide 3 (continued)

Allocation of the Allowances and Provisions for Credit Losses

The following table provides an analysis of the allocation of the allowances and provisions for credit loss by industry sector and geographic location at 31 December 2005, 2004, 2003, 2002 and 2001. For a description of procedures with respect to allowances and provisions for credit losses, see the Handbook 2005/2006. The following analysis includes Due from banks from Industrial Holdings.

CHF million	31.12.05	31.12.04	31.12.03	31.12.02	31.12.01

Domestic

Banks	10	10	10	10	34

Construction	91	112	158	265	467

Financial institutions	75	82	137	89	262

Hotels and restaurants	49	98	214	286	346

Manufacturing [1]	174	224	327	458	722

Private households	262	333	511	750	1,082

Public authorities	8	9	9	39	37

Real estate and rentals	168	250	383	577	1,067

Retail and wholesale	330	363	201	315	395

Services [2]	196	222	549	470	448

Other [3]	61	188	150	225	165

Total domestic	1,425	1,891	2,649	3,484	5,025

Foreign

Banks [4]	35	246	256	24	39

Chemicals	5	4	5	5	5

Construction	2	1	0	6	0

Electricity, gas and water supply	15	15	0	96	88

Financial institutions	8	140	168	153	420

Manufacturing [5]	57	112	359	314	653

Mining	1	14	19	148	169

Private households	30	48	48	58	103

Public authorities	72	66	69	0	0

Real estate and rentals	3	5	7	6	9

Retail and wholesale	1	95	51	13	0

Services	27	32	32	262	414

Transport, storage and communication	0	1	195	144	45

Other [6]	8	(75)	(345)	(394)	25

Total foreign	265	704	864	835	1,970

Collective loan loss provisions [7]	86	207	262	696	1,006

Total allowances and provisions for credit losses [8]	1,776	2,802	3,775	5,015	8,001

1 Includes chemicals, food and beverages. 2 Includes transportation, communication, health and social work, education and other social and personal service activities. 3 Includes mining and electricity, gas and water supply. 4 Counterparty allowances and provisions only. Country provisions with banking counterparties amounting to CHF 37 million are disclosed under Collective loan loss provisions for 2005 and CHF 17 million for 2004. 5 Includes food and beverages. 6 Includes hotels and restaurants. 7 The 2005, 2004, 2003, 2002 and 2001 amounts include CHF 48 million, CHF 161 million, CHF 262 million, CHF 696 million and CHF 1,006 million, respectively, of country provisions. 8 The 2005, 2004, 2003, 2002 and 2001 amounts include CHF 109 million, CHF 214 million, CHF 290 million, CHF 366 million and CHF 305 million, respectively, of provisions for unused commitments and contingent claims.

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Due from Banks and Loans by Industry Sector (gross)

The following table presents the percentage of loans in each industry sector and geographic location to total loans. This table can be read in conjunction with the preceding table showing the breakdown of the allowances and provisions for credit losses by industry sector to evaluate the credit risks in each of the categories.

in %	31.12.05	31.12.04	31.12.03	31.12.02	31.12.01

Domestic [1]

Banks	0.5	0.5	0.2	0.4	0.6

Construction	0.6	0.7	0.9	1.1	1.3

Financial institutions	1.4	1.6	1.6	1.7	2.2

Hotels and restaurants	0.7	0.8	1.0	1.1	1.1

Manufacturing [2]	1.6	2.0	2.6	2.9	3.3

Private households	36.5	39.0	41.2	38.3	35.8

Public authorities	1.8	2.0	2.1	2.2	2.0

Real estate and rentals	3.9	4.3	5.0	5.4	5.7

Retail and wholesale	1.6	1.8	2.4	2.9	3.3

Services [3]	3.0	3.4	3.8	4.1	4.7

Other [4]	0.3	0.2	0.6	0.8	0.7

Total domestic	51.9	56.3	61.4	60.9	60.7

Foreign [1]

Banks	10.6	12.7	12.7	12.8	10.2

Chemicals	0.9	0.1	0.1	0.2	0.4

Construction	0.1	0.1	0.0	0.1	0.1

Electricity, gas and water supply	0.5	0.3	0.1	0.4	0.4

Financial institutions	17.1	13.1	9.5	7.4	5.5

Manufacturing [5]	1.3	1.0	1.0	0.9	1.6

Mining	0.9	0.6	0.4	0.3	0.5

Private households	12.5	11.2	8.5	13.3	9.8

Public authorities	0.5	0.5	0.5	1.1	2.5

Real estate and rentals	0.9	0.3	0.2	0.2	3.9

Retail and wholesale	0.4	0.4	0.8	0.5	0.7

Services	1.8	3.0	3.2	0.7	1.8

Transport, storage and communication	0.5	0.3	1.5	0.3	0.8

Other [6]	0.1	0.1	0.1	0.9	1.1

Total foreign	48.1	43.7	38.6	39.1	39.3

Total gross	100.0	100.0	100.0	100.0	100.0

1 Includes Due from banks and Loans from Industrial Holdings in the amount of CHF 728 million for 2005, CHF 909 million for 2004 and CHF 220 million for 2003. 2 Includes chemicals, food and beverages. 3 Includes transportation, communication, health and social work, education and other social and personal service activities. 4 Includes mining and electricity, gas and water supply. 5 Includes food and beverages. 6 Includes hotels and restaurants.

D – Information Required by Industry Guide 3 (continued)

Loss History Statistics

The following is a summary of the Group’s loan loss history (relating to Due from banks and loans).

CHF million, except where indicated	31.12.05		31.12.04		31.12.03		31.12.02	31.12.01

Gross loans	305,269	[1]	270,133	[1]	248,026	[1]	249,111	261,967

Impaired loans	3,434		4,699		6,999		9,654	14,403

Non-performing loans	2,363		3,555		4,758		5,779	8,413

Allowances and provisions for credit losses [2]	1,776		2,802		3,775		5,015	8,001

Net write-offs	588		797		1,349		2,466	2,927

Credit loss (expense) / recovery	375		241		(102)		(115)	(498)

Ratios

Impaired loans as a percentage of gross loans	1.1		1.7		2.8		3.9	5.5

Non-performing loans as a percentage of gross loans	0.8		1.3		1.9		2.3	3.2

Allowances and provisions for credit losses as a percentage of:

Gross loans	0.6		1.0		1.5		2.0	3.1

Impaired loans	51.7		59.6		53.9		52.7	55.6

Non-performing loans	75.2		78.8		79.3		86.8	95.1

Allocated allowances as a percentage of impaired loans [3]	46.4		51.6		46.8		44.8	46.1

Allocated allowances as a percentage of non-performing loans [4]	59.0		61.4		55.1		56.0	60.8

Net write-offs as a percentage of:

Gross loans	0.2		0.3		0.5		1.0	1.1

Average loans outstanding during the period	0.2		0.3		0.5		1.0	2.2

Allowances and provisions for credit losses	33.1		28.5		35.7		49.2	36.6

Allowances and provisions for credit losses as a multiple of net write-offs	3.02		3.51		2.80		2.03	2.73

1 Includes Due from banks and Loans from Industrial Holdings in the amount of CHF 728 million for 2005, CHF 909 million for 2004 and CHF 220 million for 2003. 2 Includes collective loan loss provisions. 3 Allowances relating to impaired loans only. 4 Allowances relating to non-performing loans only.

Cautionary statement regarding forward-looking statements | This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives, such as the European wealth management business, and other statements relating to our future business development and economic performance.While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or creditworthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our Business Group structure and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2005. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint | Publisher / Copyright: UBS AG, Switzerland | Languages: English, German | SAP-No.80531E-0601

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com