Form 20-F
period 2006-12-31
UBS AG
filed 2007-03-21
CIK 1114446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20–F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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
Please see page 4.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Please see page 4.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31 December 2006:
Ordinary shares, par value CHF 0.10 per share: 2,105,273,286 ordinary shares (including 164,475,699 treasury shares)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Item 17 ☐   Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
Yes ☐   No ☑

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange on
Title of each class	which registered
Ordinary Shares (par value of CHF 0.10 each)	New York Stock Exchange
$300,000,000 7.25% Noncumulative Trust Preferred Securities	New York Stock Exchange
$300,000,000 7.25% Noncumulative Company Preferred Securities	New York Stock Exchange*
$300,000,000 Floating Rate Noncumulative Trust Preferred Securities	New York Stock Exchange
$300,000,000 Floating Rate Noncumulative Company Preferred Securities	New York Stock Exchange*
$1,000,000,000 6.243% Noncumulative Trust Preferred Securities	New York Stock Exchange
$1,000,000,000 6.243% Noncumulative Company Preferred Securities	New York Stock Exchange*
Subordinated Guarantee of UBS AG with respect to Company Preferred Securities	New York Stock Exchange*
$31,517,000 PPNs due November 2007	American Stock Exchange
$52,000,000 PPNs due November 2007	American Stock Exchange
$14,500,000 PPNs due December 2007	American Stock Exchange
$20,000,000 PPNs due February 2008	American Stock Exchange
$16,000,000 PPNs due February 2008	American Stock Exchange
$9,000,000 PPNs due April 2009	American Stock Exchange
$6,900,000 PPNs due May 2009	American Stock Exchange
$5,100,000 PPNs due September 2009	American Stock Exchange
$24,223,000 PPNs due Oct 2009	American Stock Exchange
$30,000,000 PPNs due April 2010	American Stock Exchange
$31,000,000 PPNs due May 2010	American Stock Exchange
$23,000,000 PPNs due June 2010	American Stock Exchange
$10,000,000 PPNs due July 2010	American Stock Exchange
$7,750,000 PPNs due August 2010	American Stock Exchange
$12,660,000 PPNs due September 2010	American Stock Exchange
$8,000,000 PPNs due November 2010	American Stock Exchange
$17,842,000 PPNs due October 2011	American Stock Exchange

*	Not for trading, but solely in connection with the registration of the corresponding Trust Preferred Securities.

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
Item 3. Key Information.
A—Selected Financial Data.
     Please see pages 231 to 235 of the attached Financial Report 2006.
(a) Ratio of Earnings to Fixed Charges
     Please see page 235 of the attached Financial Report 2006 and Exhibit 7 to this Form 20-F.
B—Capitalization and Indebtedness.
     Not required because this Form 20-F is filed as an annual report.
C—Reasons for the Offer and Use of Proceeds.
     Not required because this Form 20-F is filed as an annual report.
D—Risk Factors.
     Please see pages 14 to 16 of the attached Financial Report 2006.
Item 4. Information on the Company.
A—History and Development of the Company.

1-3	Please see page 5 of the attached Handbook 2006/2007 and page 5 of the attached Financial Report 2006.

4	Please see pages 17 and 18 of the attached Handbook 2006/2007.

5, 6	None.

7	None.
B—Business Overview.

1, 2, 3, 5, 7	Please see the section Our businesses on pages 28 to 56 of the attached Handbook 2006/2007 and the section Seasonal Characteristics on page 10 of the attached Financial Report 2006. For a breakdown of revenues by category of activity and geographic market for each of the last three financial years, please refer to Notes 2a and 2b to the Financial Statements, on pages 105 to 112 of the attached Financial Report 2006.

4, 6	Not applicable.

8	Please see the section Regulation and Supervision on pages 145 to 147 of the attached Handbook 2006/2007.
C—Organizational Structure.
     Please see Note 35 to the Financial Statements on pages 172 to 175 of the attached Financial Report 2006.
D—Property, Plant and Equipment.
     Please see the section Property, Plant and Equipment on page 235 of the attached Financial Report 2006.
Information Required by Industry Guide 3
     Please see pages 236 to 251 of the attached Financial Report 2006.
Item 4.A. Unresolved Staff Comments.
     None.
Item 5. Operating and Financial Review and Prospects.
A—Operating Results.
     Please see the sections Presentation of Financial Information, UBS Performance Indicators, Financial Businesses, Industrial Holdings and Balance Sheet and Cash Flows on pages 8 to 66 of the attached Financial Report 2006.
     Please also see Note 41 to the Financial Statements Reconciliation of International Financial Reporting Standards (IFRS) to United States Generally Accepted Accounting Principles (US GAAP) on pages 187 to 200 of the attached Financial Report 2006 and the Corporate currency management subsection of the Interest rate and currency management section, on pages 89 to 91 of the attached Handbook 2006/2007.
B—Liquidity and Capital Resources.
     We believe that our working capital is sufficient for the company’s present requirements.
     UBS liquidity and capital management is undertaken at UBS by Group Treasury as an integrated asset and liability management function. For a detailed discussion of Group Treasury’s functions and results, including our capital resources, please see pages 92 to 97 of the attached Handbook 2006/2007, and Note 19 to the Financial Statements Financial Liabilities Designated at Fair Value and Debt Issued on pages 128 and 129 of the attached Financial Report 2006.
     For a discussion of UBS’s balance sheet and cash flows, please see pages 62 to 66 of the attached Financial Report 2006.
     For a discussion of UBS’s long term credit ratings, please see the Capital Strength subsection of the Capital management section on page 96 of the attached Handbook 2006/2007.
C—Research and Development, Patents and Licenses, etc.
     Not applicable.

D—Trend Information.
     Please see the Outlook subsection of the section Financial Businesses-Results on page 27 of the attached Financial Report 2006, and pages 14 to 16, 33, 35, 36, 44 and 51 of the attached Handbook 2006/2007, which contain more detailed trend information.
E—Off-balance Sheet Arrangements.
     Please see the Off-balance sheet arrangements subsection of the section Balance sheet and off-balance sheet on pages 63 and 64 of the attached Financial Report 2006.
F—Tabular Disclosure of Contractual Obligations.
     Please see the Contractual obligations subsection of the section Balance sheet and off-balance sheet on page 63 of the attached Financial Report 2006.
Item 6. Directors, Senior Management and Employees.
A—Directors and Senior Management.

1, 2, 3	Please see pages 113 to 123 of the attached Handbook 2006/2007.

4 and 5	None.
B—Compensation.

1	Please see the Compensation, shareholdings and loans section on pages 124 to 137 of the attached Handbook 2006/2007 and also Notes 32 and 33 to the Financial Statements on pages 165 to 171 of the attached Financial Report 2006.

2	Please see Note 31 to the Financial Statements on pages 159 to 164 of the attached Financial Report 2006.
C—Board Practices.

1	Please see pages 113 to 123 of the attached Handbook 2006/2007.

2	Please see Note 33 to the Financial Statements on pages 169 to 171 of the attached Financial Report 2006.

3	Please see the Compensation, shareholdings and loans section on pages 124 to 137 and the Auditors section on pages 141 to 142 of the attached Handbook 2006/2007.
D—Employees.
     Please pages 20 to 21 in the section entitled The UBS Workforce in the attached Handbook 2006/2007.
E—Share Ownership.
     Please see the Compensation, shareholdings and loans section on pages 124 to 137 of the attached Handbook 2006/2007 and also Notes 32 and 33 to the Financial Statements on 165 to 171 of the attached Financial Report 2006.

Item 7. Major Shareholders and Related Party Transactions.
A—Major Shareholders.
     Please see pages 109 to 110 of the attached Handbook 2006/2007.
B—Related Party Transactions.
     The total number of shares held by members of the Board of Directors (including those nominated for election to the board of directors at the annual general meeting to be held on 18 April 2007), and the Group Executive Board and parties closely linked to them was 7,974,724 at 31 December 2006, 8,713,984 at 31 December 2005 and 7,013,220 at 31 December 2004. No member of the Board of Directors or Group Executive Board is the beneficial owner of more than 1% of the Group’s shares at 31 December 2006.
     Please see Note 33 to the Financial Statements on pages 169 to 171 of the attached Financial Report 2006.
C—Interests of Experts and Counsel.
     Not applicable because this Form 20-F is filed as an annual report.
Item 8. Financial Information.
A—Consolidated Statements and Other Financial Information.
     Please see Item 18 of this Form 20-F. Please refer to the section Distributions to Shareholders on pages 100 to 101 in the attached Handbook 2006/2007 for a description of our policy on dividend distributions.
B—Significant Changes.
     UBS is not aware of any significant change that has occurred since the date of the annual financial statements included in this Form 20-F.
Item 9. The Offer and Listing.
A—Offer and Listing Details.

1, 2, 3, 5, 6, 7	Not required because this Form 20-F is filed as an annual report.

4	Please see page 105 of the attached Handbook 2006/2007.
B—Plan of Distribution
     Not required because this Form 20-F is filed as an annual report.
C—Markets.
     UBS’s shares are traded on the virt-x, the New York Stock Exchange and the Tokyo Stock Exchange. The symbols are shown on page 102 of the attached Handbook 2006/2007.
(a) Trading on virt-x
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
(b) Trading on the New York Stock Exchange
     UBS listed its shares on the New York Stock Exchange (“NYSE”) on 16 May 2000.
     As of 31 December 2006, the securities of over 2,700 corporations were listed on the NYSE, of which approximately 450 were non-US issuers with a combined market valuation of USD 9.6 trillion.
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
(c) Trading on the Tokyo Stock Exchange
     The volume of UBS shares traded on the Tokyo Stock Exchange is negligible in comparison to the volume on virt-x or on the NYSE.
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
B—Memorandum and Articles of Association.
     Please see the Articles of Association of UBS AG and the Organization Regulations of UBS AG filed as Exhibits 1.1 and 1.2, respectively, of this Form 20-F.
     Set forth below is a summary of the material provisions of our Articles of Association, which we call the “Articles” throughout this document, Organization Regulations and the Swiss Code of Obligations relating to our shares. This description does not purport to be complete and is qualified in its entirety by references to Swiss law, including, Swiss company law, and to the Articles and Organization Regulations.
     The shares are registered shares with a par value of CHF 0.10 per share. The shares are fully paid-up and non-assessable.
     Each share carries one vote at our shareholders’ meetings. Voting rights may be exercised only after a shareholder has been recorded in our share register as a shareholder with voting rights. Registration with voting rights is subject to certain restrictions. See “— Transfer of Shares” and “—Shareholders’ Meeting”.

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
     Shareholders’ Meeting
     Under Swiss law, annual ordinary shareholders’ meetings must be held within six months after the end of our fiscal year, which is 31 December. Shareholders’ meetings may be convened by the Board of Directors or, if necessary, by the statutory auditors, with twenty-days’ advance notice. The Board of Directors is further required to convene an extraordinary shareholders’ meeting if so resolved by a shareholders’ meeting or if so requested by shareholders holding in aggregate at least 10% of our nominal share capital. Shareholders holding shares with an aggregate par value of at least CHF 62,500 have the right to request that a specific proposal be put on the agenda and voted upon at the next shareholders’ meeting. A shareholders’ meeting is convened by publishing a notice in the Swiss Official Commercial Gazette (Schweizerisches Handelsamtsblatt) at least twenty days prior to such meeting.
     The Articles do not require a minimum number of shareholders to be present in order to hold a shareholders’ meeting.
     Resolutions generally require the approval of an “absolute majority” of the votes cast at a shareholders’ meeting. Shareholders’ resolutions requiring a vote by absolute majority include:
•	amendments to the Articles

•	elections of directors and statutory auditors

•	approval of the annual report and the annual group accounts

•	setting the annual dividend

•	decisions to discharge directors and management from liability for matters disclosed to the shareholders’ meeting

•	the ordering of an independent investigation into the specific matters proposed to the shareholders’ meeting
     Under the Articles, a resolution passed at a shareholders’ meeting with a supermajority of at least two-thirds of the Shares represented at such meeting is required to:
•	change the limits on Board size in the Articles

•	remove one-fourth or more of the members of the Board of Directors

•	delete or modify the above supermajority voting requirements
     Under Swiss corporate law, a resolution passed by at least two-thirds of votes represented and an absolute majority of the par value of the shares represented must approve:
•	a change in our stated purpose in the Articles

•	the creation of shares with privileged voting rights

•	a restriction of transferability

•	an increase in authorized capital

•	an increase of capital out of equity against contribution in kind, for the purpose of acquisition and granting of special rights

•	changes to pre-emptive rights

•	a change of domicile of the company
     At shareholders’ meetings, shareholders can be represented by proxy, but only by another shareholder, a proxy appointed by us, an independent representative nominated by us, or a depository institution. Votes are taken electronically, by written ballot or on a show of hands. If a written ballot is requested by at least 3% of the votes present at the shareholders’ meeting or such ballot is ordered by the Chairman of the meeting.
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
     Please also see the section Capital structure on pages 111 and 112 of the attached Handbook 2006/2007.
     See pages 6 and 100 of the attached Handbook 2006/2007 which provide details of our transfer agent in the US, Mellon Investor Services.
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
     The discussion does not address the tax consequences to persons who hold UBS ordinary shares in particular circumstances, such as tax-exempt entities, banks, financial institutions, life insurance companies, broker-

dealers, traders in securities that elect to mark to market, holders liable for alternative minimum tax, holders that actually or constructively own 10% or more of the voting stock of UBS, holders that hold UBS ordinary shares as part of a straddle or a hedging or conversion transaction or holders whose functional currency for US tax purposes is not the US dollar. This discussion also does not apply to holders who acquired their UBS ordinary shares pursuant to the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.
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
(a) Ownership of UBS Ordinary Shares-Swiss Taxation
Dividends and Distributions
     Dividends paid by UBS to a holder of UBS ordinary shares (including dividends on liquidation proceeds and stock dividends) are subject to a Swiss federal withholding tax at a rate of 35%. The withholding tax must be withheld from the gross distribution, and be paid to the Swiss Federal Tax Administration.
     A US holder that qualifies for Treaty benefits may apply for a refund of the withholding tax withheld in excess of the 15% Treaty rate (or for a full refund in case of qualifying retirement arrangements). The claim for refund must be filed with the Swiss Federal Tax Administration, Eigerstrasse 65, CH-3003 Berne, Switzerland no later than December 31 of the third year following the end of the calendar year in which the income subject to withholding was due. The form used for obtaining a refund is Swiss Tax Form 82 (82 C for companies; 82 E for other entities; 82 I for individuals; 82 R for regulated investment companies), which may be obtained from any Swiss Consulate General in the United States or from the Swiss Federal Tax Administration at the address above. The form must be filled out in triplicate with each copy duly completed and signed before a notary public in the United States. The form must be accompanied by evidence of the deduction of withholding tax withheld at the source.
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
(b) Ownership of UBS Ordinary Shares-United States Federal Income Taxation
Dividends and Distribution
     Subject to the passive foreign investment company rules discussed below, US holders will include in gross income the gross amount of any dividend paid, before reduction for Swiss withholding taxes, by UBS out of its current or accumulated earnings and profits, as determined for United States federal income tax purposes, as ordinary income when the dividend is actually or constructively received by the US holder. Dividends paid to a noncorporate US holder in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to the holder at a maximum rate of 15%, provided that the holder has a holding period in the shares of more than 61 days during the 120-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid by UBS with respect to the shares will generally be qualified dividend income.
     For United States federal income tax purposes, a dividend will include a distribution characterized as a repayment of capital in the form of a par value reduction, if the distribution is made out of current or accumulated earnings and profits, as described above.
     Dividends will be income from sources outside the United States for foreign tax credit limitation purposes, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive income” or “financial services income,” and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, are treated separately from other types of income for foreign tax credit limitation purposes. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% rate. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.
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
     Subject to certain limitations, the Swiss tax withheld in accordance with the Treaty and paid over to Switzerland will be creditable against the US holder’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to a US holder under the laws of Switzerland or under the

Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the US holder’s United States federal income tax liability, whether or not the refund is actually obtained.
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
Transfers of UBS Ordinary Shares
     Subject to the passive foreign investment company rules discussed below, a US holder that sells or otherwise disposes of UBS ordinary shares generally will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount realized and the tax basis, determined in US dollars, in the UBS ordinary shares. Capital gain of a non-corporate US holder that is recognized before January 1, 2011 is generally taxed at a maximum rate of 15% if the UBS ordinary shares were held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
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
     Please see the section Market risk on pages 76 to 83 of the attached Handbook 2006/2007.
B—Qualitative Information About Market Risk.
     Please see the section Market risk on pages 76 to 83 of the attached Handbook 2006/2007.
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
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
     In July 2006, UBS made a distribution of CHF 0.60 per share to shareholders, which reduced the par value of the ordinary shares from CHF 0.80 to CHF 0.20 per ordinary share. At the same time, UBS split its ordinary shares 2-for-1, resulting in a new par value of the ordinary shares of CHF 0.10.
Item 15. Controls and Procedures.
(a) Disclosure Controls and Procedures.
     See page 144 in the subsection US regulatory disclosure requirements in our Information Policy section of the attached Handbook 2006/2007, page 77 in the subsection Management’s report on internal controls over financial reporting of the attached Financial Report 2006 and page 78 in the subsection Report of Independent Registered Public Accounting Firm — Internal Control over Financial Reporting of the attached Financial Report 2006. See also Exhibit 12 to this Form 20-F.
(b) Management’s Annual Report on Internal Control over Financial Reporting.
     See page 77 of the attached Financial Report 2006.
(c) Attestation Report of the Registered Public Accounting Firm.
     See pages 78 to 79 of the attached Financial Report 2006.
(d) Changes in Internal Control over Financial Reporting.
     None.
Item 16.A. Audit Committee Financial Expert
     See the section Compliance with NYSE Listing Standards on Corporate Governance on pages 148 to 150 of the attached Handbook 2006/2007. Please also see pages 117 to 118 of the attached Handbook 2006/2007.
Item 16.B. Code of Ethics
     See the section Compliance with NYSE Listing Standards on Corporate Governance on pages 148 to 150 of the attached Handbook 2006/2007 and the subsection Corporate responsibility in UBS guidelines and policies in the Corporate responsibility section on page 156 of the Handbook 2006/2007. Our code of business conduct and ethics is published on our website under http://www.ubs.com/corporate-governance.
Item 16.C. Principal Accountant Fees and Services
     See the section Auditors on pages 141 to 142 of the attached Handbook 2006/2007.
Item 16.D. Exemptions from the Listing Standards for Audit Committee
     Not applicable.

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     See the section Treasury shares on pages 98 to 99 of the attached Handbook 2006/2007.
PART III
Item 17. Financial Statements
     Not applicable.
Item 18. Financial Statements
     The Financial Statements included on pages 74 to 225 of the attached Financial Report 2006 are incorporated by reference herein.
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

Please see Note 35 on pages 172 to 175 of the attached Financial Report 2006.

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

UBS AG
/s/ Peter A. Wuffli
	Name:	Peter A. Wuffli
	Title:	Chief Executive Officer

Date: March 21, 2007	/s/ Clive Standish
	Name:	Clive Standish
	Title:	Group Chief Financial Officer

INDEX TO EXHIBITS

Exhibit
Number	Description
1.1.	Articles of Association of UBS AG.*

1.2.	Organization Regulations of UBS AG.*

2. (b)	Instruments defining the rights of the holders of long-term debt issued by UBS AG and its subsidiaries.

We agree to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.

7.	Statement regarding ratio of earnings to fixed charges.*

8.	Significant Subsidiaries of UBS AG.

Please see Note 35 on pages 172 to 175 of the attached Financial Report 2006.

12.	The certifications required by Rule 13(a)-14(a) (17 CFR 240.13a-14(a)).*

13.	The certifications required by Rule 13(a)-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).*

15.	Consent of Ernst & Young Ltd.*

*	Filed as exhibit herewith.

Introduction

Our Financial Report comprises the audited financial statements of UBS for 2006, 2005 and 2004, prepared according to International Financial Reporting Standards (IFRS) and reconciled to the United States Generally Accepted Accounting Principles (US GAAP). It includes the audited financial statements of UBS AG (the “Parent Bank”) for 2006 and 2005, prepared according to Swiss banking law. Our Financial Report also discusses the financial and business performance of UBS and its Business Groups, and provides additional disclosure required by Swiss and US regulations.

The Financial Report should be read together with the other publications set out on page 4.

We hope that you will find this Financial Report useful and informative. We believe that UBS is one of the leaders in corporate disclosure, and would be keen to hear your views on how we might improve the content, information or presentation of all our publications.

Tom Hill
Chief Communication Officer
UBS

Introduction

UBS financial highlights

UBS income statement
	As of or for the year ended			% change from
CHF million, except where indicated	31.12.06	31.12.05	31.12.04	31.12.05

Net profit attributable to UBS shareholders	12,257	14,029	8,016	(13)

Diluted earnings per share (CHF)[1]	5.95	6.68	3.70	(11)

Basic earnings per share (CHF)[1]	6.20	6.97	3.89	(11)

Return on equity attributable to UBS shareholders (%)[2,3]	28.2	39.7	25.8

Performance indicators from continuing operations

Diluted earnings per share (CHF)[1]	5.58	4.66	3.49	20

Return on equity attributable to UBS shareholders (%)[3,4]	26.5	27.7	24.3

Financial Businesses[5]

Operating income	47,171	39,896	35,971	18

Operating expenses	32,782	27,704	26,149	18

Net profit attributable to UBS shareholders	11,253	13,517	7,656	(17)

Net profit attributable to UBS shareholders from continuing operations	11,249	9,442	7,357	19

Cost / income ratio (%)[6]	69.7	70.1	73.2

Net new money (CHF billion)[7]	151.7	148.5	89.9

Personnel (full-time equivalents)	78,140	69,569	67,407	12

UBS balance sheet & capital management

Total assets	2,396,511	2,058,348	1,737,171	16

Equity attributable to UBS shareholders[3]	49,686	44,015	33,632	13

Market capitalization	154,222	131,949	103,649

BIS capital ratios

Tier 1 (%)[8]	11.9	12.8	11.8

Total BIS (%)	14.7	14.1	13.6

Risk-weighted assets	341,892	310,409	264,832	10

Invested assets (CHF billion)	2,989	2,652	2,217	13

Long-term ratings

Fitch, London	AA+	AA+	AA+

Moody’s, New York	Aa2	Aa2	Aa2

Standard & Poor’s, New York	AA+	AA+	AA+

1 For the EPS calculation, see note 8 to the financial statements.   2 Net profit attributable to UBS shareholders / average equity attributable to UBS shareholders less proposed distributions.   3 Equity attributable to UBS shareholders has been adjusted for the full-year periods ending 31 December 2006, 2005 and 2004 and is now different from the figure published in the Fourth Quarter 2006 Report. For more information, please refer to note 1 to the financial statements.   4 Net profit attributable to UBS shareholders from continuing operations / average equity attributable to UBS shareholders less proposed distributions.   5 Excludes results from Industrial Holdings.   6 Operating expenses / operating income less credit loss expense or recovery.   7 Excludes interest and dividend income.   8 Includes hybrid Tier 1 capital. Please refer to the BIS capital and ratios table in the capital management section and note 29 to the financial statements.

All share and earnings per share figures throughout this report, unless otherwise indicated, reflect the 2-for-1 share split made on 10 July 2006.

Who we are

We are one of the world’s leading financial firms, serving a discerning international client base. Our business, global in scale, is focused on growth. As an integrated firm, we create added value for clients by drawing on the combined resources and expertise of all our businesses.

We are present in all major financial centers, with offices in more than 50 countries. We employ around 78,000 people, with 39% in the Americas, 35% in Switzerland, 16% in the rest of Europe and 10% in the Asia Pacific region.
We are one of the best capitalized financial institutions in the world, with a BIS Tier 1 ratio of 11.9%, invested assets of CHF 3.0 trillion, equity attributable to UBS shareholders of around CHF 50 billion and market capitalization of roughly CHF 154 billion (on 31 December 2006).

What we do

In wealth management, our services are designed for high net worth and affluent individuals around the world, whether investing internationally or in their home country. We provide them with tailored, unbiased advice and investment services – ranging from asset management to estate planning and from corporate finance to art banking.

As an asset manager, we offer innovative investment management solutions in nearly every asset class to private, institutional and corporate clients, and through financial intermediaries. Our investment capabilities comprise traditional assets (for instance equities, fixed income and asset allocation), alternative and quantitative investments (multi-manager funds, funds of hedge funds, hedge funds) and real estate.
In the investment banking and securities businesses, we provide securities products and research (in the areas of equities, fixed income, rates, foreign exchange, energy and metals) as well as advice and access to the world’s capital markets to corporate, institutional, intermediary and alternative asset management clients.
Our Swiss retail and corporate banking business provides a complete set of banking and securities services for domestic individual and corporate clients.

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

Introduction

More about us

This Financial Report contains UBS’s audited financial statements for the year 2006 and related detailed analysis. This Financial Report is available in English and German. (SAP no. 80531). You can find out more about UBS from the sources shown below.

Publications

Annual Review 2006

Our Annual Review this year looks at some major global economic and financial trends, and the part we play in them. It also briefly reviews our financial performance in 2006, corporate governance, and approach to corporate responsibility. It is available in English, German, French, Italian, Chinese and Japanese. (SAP no. 80530).

Handbook 2006 / 2007

The Handbook contains a detailed description of UBS, its strategy, organization, businesses, employees, corporate governance and responsibility, as well as risk and treasury management. (SAP no. 80532).

Quarterly reports

We provide detailed quarterly financial reporting and analysis, including comment on the progress of our businesses and key strategic initiatives. These quarterly reports are available in English.

Compensation Report 2006

The Compensation Report 2006 provides detailed information on the compensation paid to the members of UBS’s Board of Directors (BoD) and the Group Executive Board (GEB). The report is available in English and German. (SAP no. 82307). The same information can also be read in the Corporate Governance chapter of the Handbook 2006 / 2007.

The making of UBS

Our “The making of UBS” brochure outlines the series of transformational mergers and acquisitions that created today’s UBS. It also includes brief profiles of the firm’s antecedent companies and their historical roots. It is available in English and German. (SAP no. 82252).

How to order reports

These reports are available in PDF format on the internet at www.ubs.com/investors in the reporting section. Printed copies can be ordered from the same website by accessing the order / subscribe panel on the right-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference where applicable, from UBS AG, Information Center, P.O. Box, CH-8098 Zurich, Switzerland.

Information tools for investors

Website

Our Analysts and Investors website at www.ubs.com/investors offers a wide range of information about UBS, financial information (including SEC filings), corporate information, share price graphs and data, an event calendar, dividend information and recent presentations given by senior management to investors at external conferences. Information on the internet is available in English and German, with some sections also in French and Italian.

Messaging service

On the Analysts and Investors website, you can register to receive news alerts about UBS via Short Messaging System (SMS) or e-mail. Messages are sent in either English or German and users are able to state their preferences for the topics of the alerts received.

Results presentations

Senior management presents UBS’s results every quarter. These presentations are broadcast live over the internet, and can be downloaded on demand. The most recent result webcasts can be found in the Financials section of our Analysts and Investors website.

Form 20-F and other submissions to the US Securities and Exchange Commission

We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is our Annual Report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934.

Our Form 20-F filing is structured as a “wrap-around” document. Most sections of the filing are satisfied by referring to parts of the Handbook 2006 / 2007 or to parts of this Financial Report 2006. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. You are encouraged to refer to this additional disclosure.
You may read and copy any document that we file with the SEC on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC by dialling +1-800-SEC-0330 (in the US) or +1 202 942 8088 (outside the US) for further information on the operation of its public reference room. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005. Much of this additional information may also be found on the UBS website at www.ubs.com/investors, and copies of documents filed with the SEC may be obtained from UBS’s Investor Relations team at the address shown on the contacts page.

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

The addresses and telephone numbers of our two registered offices are: Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, phone +41-44-234 1111;

and Aeschenvorstadt 1, CH-4051 Basel, Switzerland, phone +41-61-288 2020.

UBS AG shares are listed on the SWX Swiss Exchange (traded through its trading platform virt-x), on the New York Stock Exchange (NYSE) and on the Tokyo Stock Exchange (TSE).

Introduction

Contacts

Switchboards

For all general queries.	Zurich	+41-44-234 1111

	London	+44-20-7568 0000

	New York	+1-212-821 3000

	Hong Kong	+852-2971 8888

Investor Relations

Our Investor Relations team supports institutional, professional and retail investors from our offices in Zurich and New York. www.ubs.com/investors	Hotline	+41-44-234 4100	UBS AG

	New York	+1-212-882 5734	Investor Relations

	Fax (Zurich)	+44-44-234 3415	P.O. Box

CH-8098 Zurich, Switzerland

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

P.O. Box

CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

US Transfer Agent

For all Global Registered share-related queries in the US, www.melloninvestor.com	Calls from the US	+866-541 9689	Mellon Investor Services

	Calls outside the US	+1-201-680 6578	480 Washington Boulevard

	Fax	+1-201-680 4675	Jersey City, NJ 07310, USA

sh-relations@melloninvestor.com

Presentation of Financial Information

Presentation of Financial Information
UBS reporting structure

UBS reporting structure

Changes to reporting structure and presentation in
2006 and other adjustments

Dillon Read Capital Management (DRCM)

On 5 June 2006, we transferred the principal finance and credit arbitrage and commercial real estate businesses in the fixed income, rates and currencies area of the Investment Bank to Global Asset Management. The business, now called Dillon Read Capital Management (DRCM), manages alternative investment vehicles on behalf of the Investment Bank. Towards the end of 2006, it launched its first outside investor fund. The Investment Bank continues to record the trading revenues generated by the assets managed by DRCM on its fixed income, rates and currencies revenues line. DRCM personnel and general and administrative expenses are booked in Global Asset Management. DRCM charges the Investment Bank for providing investment management services. Those charges and expenses are reported in the “Services to / from other business units” line. This arrangement, also shown in the diagram below, has no impact on UBS’s consolidated financial results.

Prime Brokerage

Our prime brokerage activities have, until now, been treated differently in the United Kingdom than they have in the United States. Transactions in the US prime brokerage business were booked as a secured loan balance in the Due to / from customer line, whereas in the United Kingdom they were treated as a securities borrowing / lending activity. Even though there is no regulatory guidance on how to present this particular business activity, we have decided to start reporting it consistently in all locations. In the future, we will report all of the transactions in the prime brokerage business as a secured loan in the Due to / from customer line in our balance sheet. This treatment best reflects most of the business activity in prime brokerage and the market’s understanding of the business – which is to provide financing facilities to clients from which they can obtain custody and brokerage facilities, exposure to credit and interest rate derivatives and exposure to other financial instruments that the Investment Bank can provide.
To reflect the changes, we have restated our consolidated financial statements and the segment reporting of business units affected for all prior periods. The figures and results presented in this report are based on restated numbers. While the restatement affected certain interest income and interest expense components, it did not have an impact on UBS’s income statement, its internal measures of credit exposure, or its regulatory capital.

Obligations to employees

UBS has adjusted its opening balance sheet per 1 January 2002 to reflect obligations for untaken holidays of employees, sabbatical leave and service anniversary awards. The retained earnings for each full-year and interim period from 2002 to 2006 are affected by the same adjustment, which reduces the equity attributable to UBS shareholders by CHF 309 million. This has led to a recalculation of return on equity, which is reflected in the current ratio and all past ones published since 2002. Additional information is available in note 1 to the financial statements.

Changes to accounting

At the start of 2006, we implemented accounting changes based on the revised IAS 39 Financial Instruments: Recognition and Measurement; Amendment to the Fair Value Option. All financial instruments designated at fair value through profit or loss on 31 December 2005 continued to qualify for the use of the fair value option under the revised fair value option and we did not apply the fair value option to any previously recognized financial asset or financial liability for which the fair value option was not adopted under former guidance. Because of this, the adoption of the revised standard did not have any effect on our financial statements on the transition date, 1 January 2006.

Until the beginning of 2006, we had mainly applied the fair value option to hybrid debt instruments. Starting in second quarter, in line with the revised fair value option, we also applied the fair value option to certain new loans and loan commitments made by the Investment Bank, which are substantially hedged with credit derivatives. By adopting this option, we reduce temporary profits and losses caused by the previous and different accounting treatments of the loans and loan commitments and the hedging credit derivatives (refer to Notes 1, 9 and 19 in the Financial Statements section). In second half 2006, we additionally applied the fair value option to certain hybrid instruments resulting from structured repurchase and reverse repurchase agreements and to a hedge fund investment which is part of a portfolio managed on a fair value basis.

Changes in presentation in our credit risk disclosure

We have stopped reporting non-performing loans as a key performance indicator for the Investment Bank and Business Banking Switzerland in our 2006 Financial Report. We will also stop disclosing them in quarterly reports from first quarter 2007. The disclosure and discussion of the impaired lending portfolio, which is a key component of our internal credit risk management and control processes, will continue. As in previous years, non-performing loans, as defined under Swiss Federal Banking Commission (SFBC) regulation, will be reported in the notes to the annual financial statements.

Other new disclosures

We have made some minor enhancements to our disclosure in 2006 as part of our continuing effort to improve the transparency of our financial reporting and provide the best possible understanding of our business.

In first quarter 2006, we changed the name of our adjusted regulatory capital performance indicator to “allocated regulatory capital”. The new term more accurately reflects the fact that capital is actually allocated to the Business Groups based on risk-weighted assets, goodwill and excess intangible assets.
In our US wealth management business, the calculation of revenues includes net goodwill funding as acquisition costs are no longer disclosed separately when discussing results.

Presentation of Financial Information
Measurement and analysis of performance

Measurement and analysis of performance

UBS’s performance is reported in accordance with International Financial Reporting Standards (IFRS). Our results discussion and analysis comments on the underlying operational performance of our business, focusing on continuing operations. As discontinued activities are no longer relevant to our management of the company, we do not consider them to be indicative of our future potential performance. They are therefore not included in our business planning decisions. This helps to better assess our performance against peers and to estimate future growth potential.

In the last three years, two discontinued operations had a significant impact on our consolidated financial statements:
–	In fourth quarter 2005, we sold our Private Banks & GAM unit to Julius Baer at a gain of CHF 3,705 million after tax (pre-tax CHF 4,095 million). The unit comprised the Banco di Lugano, Ehinger & Armand von Ernst and Ferrier Lullin private banks as well as specialist asset manager GAM. After the sale, we retained a stake of 20.7% in the new Julius Baer.
–	On 23 March 2006, UBS sold its 55.6% stake in Motor- Columbus to a consortium representing Atel’s Swiss minority shareholders, EOS Holding and Atel, as well as to French utility Electricité de France (EDF) for a sale price of approximately CHF 1,295 million, leading to an after-tax gain on sale of CHF 387 million.
Up to and including 2005, we provided comments and analysis on an adjusted basis that also excluded the amortization of goodwill and other acquired intangible assets. With the introduction of IFRS 3 Business Combinations at the beginning of 2005, we ceased amortizing goodwill, which was by far the largest adjustment made to our results. In this Financial Report, comments related to 2004 include goodwill amortization.

Seasonal characteristics

Our main businesses do not generally show significant seasonal patterns, except for the Investment Bank, where revenues are impacted by the seasonal characteristics of general financial market activity and deal flows in investment banking.

When discussing quarterly performance, we therefore compare the Investment Bank’s financial results of the reported quarter with those achieved in the same period of the previous year. Similarly, when considering the impact of the Investment Bank’s performance on UBS’s financial statements, we discuss our overall quarterly performance on a year-on-year basis – comparing the actual quarter with the same quarter in the previous year. Because of the volatile nature of market movements and the resulting business and trading opportunities, the market risk and balance sheet items in our Investment Bank are compared on a present quarter to previous quarter basis. For all other Business Groups and Units, recent quarterly results are compared with the previous quarter’s, as they are only slightly impacted by seasonal components such as asset withdrawals in fourth quarter and lower client activity levels related to the end-of-year holiday season.

Performance measures

UBS performance indicators
For the last seven years, we have consistently assessed our performance against a set of four measures that were designed to ensure the delivery of continuously improving returns to our shareholders. In that time, UBS has evolved, and its business and client base have grown. By late 2005 we had arrived at a point where we were steadily exceeding the original targets.

That is why, starting in first quarter 2006, we modified our measures. On average through periods of varying market conditions, we:
–	seek to increase the value of UBS by achieving a sustainable, after-tax return on equity of a minimum of 20% (we previously targeted a range of 15-20%).
–	aim to achieve a clear growth trend in net new money for all our financial businesses, including Global Asset Management and Business Banking Switzerland (this measure was previously only applied to our wealth management units).
–	use diluted earnings per share (EPS) instead of basic EPS as a reference for our EPS growth target that remains, as before, annual double-digit percentage growth.
–	continue our unchanged objective to manage our Business Group / Business Unit cost / income ratios at levels that compare well with our competitors. Our cost / income ratio target is limited to our financial businesses.

Business Group Key Performance Indicators
At the Business Group or Business Unit level, our performance is measured by carefully chosen Key Performance Indicators (KPIs). They indicate the Business Group’s or Business Unit’s success in creating value for shareholders but do not disclose explicit targets. The KPIs show the key drivers of each unit’s core business activities and include financial metrics, such as cost / income ratios and invested assets, along with non-financial metrics, such as the number of client advisors.

Key performance indicators
Business	Key performance indicators	Definition

Business groups (excluding Corporate Center) and business units within Financial Businesses	Cost / income ratio (%)	Total operating expenses / total operating income before adjusted expected credit loss.

Wealth & Asset Management businesses and Business Banking Switzerland	Invested assets (CHF billion)	Client assets managed by or deposited with UBS for investment purposes only (for further details please see below).

	Net new money (CHF billion)	Inflow of invested assets from new clients
+ inflows from existing clients
- outflows from existing clients
- outflows due to client defection

Wealth & Asset Management businesses	Gross margin on invested assets (bps)	Operating income before adjusted expected credit loss / average invested assets.

Wealth Management International & Switzerland	Client advisors	Expressed in full-time equivalents.

Wealth Management US	Recurring income (CHF million)	Interest, asset-based revenues for portfolio management and fund distribution, account-based and advisory fees (as opposed to transactional revenues).

	Revenues per advisor (CHF thousand)	Income (including net goodwill funding) / average number of financial advisors. Net goodwill funding is defined as goodwill and intangible asset-related funding, net of risk-free return on the corresponding capital allocated.

Business Banking Switzerland	Impaired lending portfolio, as a % of total lending portfolio, gross	Impaired lending portfolio, gross / total lending portfolio, gross.

	Return on allocated regulatory capital (%)	Business Unit performance before tax / average allocated regulatory capital.

Investment Bank	Compensation ratio (%)	Personnel expenses / operating income before adjusted expected credit loss.

	Impaired lending portfolio, as a % of total lending portfolio, gross	Impaired lending portfolio, gross / total lending portfolio, gross.

	Return on allocated regulatory capital (%)	Business Group performance before tax / average allocated regulatory capital.

	Average VaR (10-day, 99% confidence, 5 years of historical data)	Value at Risk (VaR) expresses the potential loss on a trading portfolio over a 10-day time horizon, and measured to a 99% level of confidence, based on 5 years of historical data.

Corporate Center	IT infrastructure (ITI) cost per Financial Businesses full-time employee	ITI costs / average number of Financial Businesses employees.

These Business Group KPIs are used for internal performance measurement and planning as well as external reporting. This ensures management accountability for performance by senior executives and consistency in external and internal performance measurement.

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

Net new money in a reported period is the net amount of invested assets that are entrusted to the bank by new and existing clients less those withdrawn by existing clients and clients who terminate their relationship with UBS. Net new money is calculated using the direct method, by which in- and outflows to and from invested assets are determined at the client level based on transactions. Interest expenses clients pay on their loans are treated as net new money outflows. Interest and dividend income from invested assets is

Presentation of Financial Information
Measurement and analysis of performance

not counted as net new money inflow. Market and currency movements as well as fees and commissions are excluded from net new money, as are the effects resulting from any acquisition or divestment of a UBS subsidiary or business. Reclassifications between invested assets and client assets as a result of a change in the service level delivered are treated as net new money flow.

When products are managed in one Business Group and sold in another, they are counted in both the investment management unit and the distribution unit. This results in double counting in UBS’s total invested assets as both units provide an independent service to their respective client, add value and generate revenues. Most double counting arises where mutual funds are managed by the Global Asset Management business and sold by Global Wealth Management & Business Banking. Both businesses involved count these funds as invested assets. This approach is in line with industry practice and our open architecture strategy and allows us to accurately reflect the performance of each individual business. Overall, CHF 371 billion of invested assets were double counted in 2006 (CHF 332 billion in 2005).

Changes in accounting and presentation in 2007

IFRS 7 Financial Instruments: Disclosures
Effective 2007, we will adopt the disclosure requirements for financial instruments under IFRS 7. The new standard has no impact on recognition, measurement and presentation of financial instruments. Rather, it requires entities to provide disclosures in their financial statements that enable users to evaluate: a) the significance of financial instruments for the entity’s financial position and performance; and b) the nature and extent of the credit, market and liquidity risks arising from financial instruments during the period and at the reporting date, and how the entity manages those risks. The principles of IFRS 7 complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in IAS 32 Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement.

UBS has entered into transactions for which fair value is determined using valuation models for which not all inputs are market observable prices or rates. Such financial instruments are initially recognized in UBS’s financial statements at the transaction price, which is generally the best indicator of fair value, although the value obtained from the relevant valuation model may differ. Where such differences arise, UBS will be required by IFRS 7 to disclose, by class of financial instrument: (a) its accounting policy for recognizing that difference in profit or loss to reflect a change in factors (including time) that market participants would consider in setting a price, and (b) the aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference.

UBS

UBS
Results

Results

2006

In 2006, attributable profit was CHF 12,257 million, down 13% from CHF 14,029 million a year earlier, which included a net gain of CHF 3,705 million from the sale of Private Banks & GAM.

Our financial businesses contributed CHF 11,253 million to attributable profit, of which CHF 11,249 million was from continuing operations. This was an improvement of 19% from CHF 9,442 million in 2005. Discontinued operations contributed CHF 4 million net profit to financial businesses. Industrial Holdings added CHF 1,004 million to attributable profit, with CHF 242 million stemming from continuing operations.

Dividend

The Board of Directors will propose to the shareholders at the Annual General Meeting (AGM) that we raise the payout to CHF 2.20 a share in order to match our strong 2006 result. Subject to approval, this is a 16% increase from the total payout last year, which included a par value repayment of CHF 0.30 a share for the gain realized from the sale of Private Banks & GAM. It is also 38% higher than last year’s regular dividend of CHF 1.60 a share (after the 2-for-1 share split). Our dividend for the 2004 financial year (paid in 2005) was CHF 1.50 a share (after the 2-for-1 share split).

If the dividend is approved, the ex-dividend date will be 19 April 2007, with payment on 23 April 2007 for shareholders of record on 18 April 2007.

2005

In 2005, attributable profit was CHF 14,029 million, including a net gain of CHF 3,705 million from the sale of Private Banks & GAM.

Our financial businesses contributed CHF 13,517 million to attributable profit, of which CHF 9,442 million was from continuing operations. This was an improvement of 28% from CHF 7,357 million in 2004. Discontinued operations contributed CHF 4,075 million. Industrial Holdings added CHF 512 million to attributable profit, with CHF 334 million stemming from continuing operations.

Risk factors

Certain risk factors, including those described below, can impact our ability to carry out our business strategies and can directly affect our earnings. As a consequence, our revenues and operating profit have varied – and are likely to continue to vary – from period to period and revenues and operating profit for any particular period may not be indicative of sustainable results.

Performance in our industry depends on the economic climate – negative developments can adversely affect our business activities

The financial services industry prospers in conditions of economic growth, market liquidity and buoyancy and positive investor sentiment. An economic downturn, inflation or a severe financial crisis could negatively affect our revenues, and we would be unable to immediately adjust all our costs to the resulting deterioration in market or business conditions. A market downturn can be precipitated by geopolitical events, changes in monetary or fiscal policy, development of trade imbalances, natural disasters, pandemics and civil unrest, and war or terrorism. Because financial markets are global and highly interconnected, even local and regional events can have widespread impact well beyond their sources. A crisis could develop, regionally or globally, as a result of disruption in emerging markets, which are particularly susceptible to macro-economic and geopolitical developments, or as a result of the failure of a major market participant. As our presence and business in emerging markets increases, we may become more exposed to these risks. Adverse and extreme developments of this kind could affect our businesses in a number of ways:
–	a general reduction in business activity and market volumes affects fees, commissions and margins from market-making and customer-driven transactions and activities. A market downturn may reduce the volume and valuations of assets we manage on behalf of clients, reducing our asset- and performance-based fees
–	reduced market liquidity may limit trading and arbitrage opportunities or impede our ability to manage risks, impacting both trading income and performance-based fees

Risk factors (continued)

–	the assets we hold for our own account as investments or trading positions may fall in value
–	impairments and defaults on credit exposures and on trading and investment positions may increase. Losses may be exacerbated by falling collateral values
–	if individual countries impose restrictions on cross-border payments or other exchange or capital controls we may suffer losses from enforced default by counterparties, we may be unable to access our own assets, or we may be impeded in – or prevented from – managing our risks.

We might be unable to identify or capture competitive opportunities The financial services industry is characterized by intense competition, continuous innovation, detailed – and sometimes fragmented – regulation and ongoing consolidation. We face competition at the level of local markets and individual business lines, and from global financial institutions comparable to UBS in their size and breadth. Barriers to entry in individual markets are being eroded by new technology. We expect these trends to continue and competition to increase in the future.

If we are unable to identify market trends and developments, do not respond to them by devising and implementing adequate business strategies, or are unable to attract or retain the qualified people to carry them out, our competitive strength and market position might be eroded.

Our risk management and control processes may not always protect us from loss

Risk-taking is a major part of the business of a financial services firm. We derive a substantial part of our revenue from market making and proprietary trading in cash and derivatives markets and credit is an integral part of many of our retail and investment bank activities. Interest rates, equity prices, foreign exchange levels and other market fluctuations can adversely affect our earnings. Some losses from risk-taking activities are inevitable but to be successful over time we must balance the risks we take with the returns we generate. We must therefore diligently identify, assess, manage and control our risks, not only in normal market conditions but also as they might develop under more extreme – “stressed” – conditions, when concentrations of exposure can lead to severe losses. Our risk management and control culture, tools and processes for market and credit risk, including country risk, are described in the Risk Management chapter of our Handbook 2006 / 2007.

We could, however, suffer losses if:
–	we do not fully identify the risks in our portfolio, in particular risk concentrations and correlated risks
–	our assessment of the risks we have identified, or our response to negative trends proves to be inadequate or incorrect
–	markets move in ways that are unexpected in terms of their speed, direction, severity or correlation and our ability to manage risks in the resultant environment is restricted
–	third parties to whom we have credit exposure or whose securities we hold for our own account or as collateral are severely affected by unexpected events and we suffer defaults and impairments beyond the level implied by our risk assessment
–	collateral or other security provided by our counterparties proves inadequate to cover their obligations at the time of their default.
We also manage risk on behalf of our clients in our asset and wealth management businesses, and our performance in these activities could be harmed by the same factors. If clients suffer losses or our performance does not match that of our competitors, we may suffer reduced fee income and a decline in assets under management or withdrawal of mandates.

Liquidity and funding management are critical to our ongoing performance

A substantial part of our funding requirement is met using short-term unsecured funding sources, including wholesale and retail deposits and the regular issuance of money market paper. The volume of these funding sources is largely stable. If this situation were to change, we could be forced to liquidate assets, in particular from our trading portfolio, to meet maturing liabilities or deposit withdrawals. We might be forced to sell them at discounts that could adversely affect our profitability and our business franchises.
A reduction in our credit rating could adversely affect our cost of borrowing, in particular from wholesale unsecured sources, and reduce our access to capital markets. It could also result in our having to make additional cash payments or post collateral, or in the premature termination of contracts with rating trigger clauses.
Our approach to liquidity and funding management is described in the Treasury Management chapter of our Handbook 2006 / 2007.

Operational risks may affect our business

All our businesses are dependent on our ability to process a large number of complex transactions across many and diverse markets in different currencies and subject to many different legal and regulatory regimes. Our operational risk management and control systems and processes, which are described in the Risk Management chapter of our Handbook 2006 / 2007

UBS
Results

Risk factors (continued)

under “Operational Risk”, are designed to ensure that the risks associated with our activities, including those arising from process error, failed execution, fraud, systems failure, and failure of security and physical protection, are appropriately controlled. If these internal controls fail or prove ineffective in identifying and remedying such risks, we could suffer operational failures that might result in losses.

Legal claims may arise in the conduct of our business

In the ordinary course of our business we are involved in a variety of claims, disputes and legal proceedings in

Switzerland and other jurisdictions where we are active, including the United States. Such legal proceedings may expose us to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil penalties.

Our global presence exposes us to other risks

We operate in more than 50 countries, earn income and hold assets and liabilities in many different currencies and are subject to many different legal, tax and regulatory regimes. Changes in local tax laws or regulations may affect our clients’ ability or willingness to do business with us or the viability of our strategies and business model.

Because we prepare our accounts in Swiss francs while a substantial part of our assets, liabilities, revenues and expenses are denominated in other currencies, changes in foreign exchange rates – particularly between the Swiss franc and the US dollar (US dollar income representing the major part of our non-Swiss franc income) – may have an effect on our reported earnings. Our approach to management of this currency risk is explained in the Treasury Management chapter of our Handbook 2006 / 2007 under “Corporate currency management”.

UBS Performance Indicators

UBS Performance Indicators

UBS Performance Indicators
	For the year ended
	31.12.06	31.12.05	31.12.04

RoE (%)[1,2]

as reported	28.2	39.7	25.8

from continuing operations	26.5	27.7	24.3

Diluted EPS (CHF)[3]

as reported	5.95	6.68	3.70

from continuing operations	5.58	4.66	3.49

Cost / income ratio of the financial businesses (%)[4,5]	69.7	70.1	73.2

Net new money, financial businesses (CHF billion)[6]	151.7	148.5	89.9

1 Net profit attributable to UBS shareholders / average equity attributable to UBS shareholders less proposed distributions.   2 RoE as reported and from continuing operations reflects the adjusted equity attributable to UBS shareholders. See note 1 to the financial statements for more information.   3 Details of the EPS calculation can be found in note 8 to the financial statements.   4 Excludes results from Industrial Holdings.   5 Operating expenses / operating income less credit loss expense or recovery.   6 Excludes interest and dividend income.

2006

For the last seven years, we have consistently focused on four performance indicators designed to ensure we deliver continually improving returns to our shareholders. We modified some of them in 2006 to reflect the evolution of our business (see page 10). All are calculated based on results from continuing operations. The first two, return on equity and diluted earnings per share, are based on the results of the entire firm. The cost / income ratio and net new money indicators are limited to our financial businesses. On this basis, performance indicators 2006 show:
–	return on equity in full-year 2006 at 26.5%, down from 27.7% in 2005, but well above our target of 20% minimum over the cycle. Higher attributable profit was offset by an increase in average equity following strong retained earnings.

–	diluted earnings per share in 2006 at CHF 5.58, up 20% from CHF 4.66 a year ago, reflecting increased earnings and a slight reduction in the average number of shares outstanding (-2%) following share repurchases.
–	a cost / income ratio for our financial businesses of 69.7% in 2006, down 0.4 percentage points from 70.1% a year ago. This reflects the increase in net trading income and net fee and commission income, partly offset by higher personnel and general and administrative expenses. We have added over 8,500 employees during the last year in areas where we see long-term strategic opportunities.
–	net new money at a record CHF 151.7 billion, up from CHF 148.0 billion a year earlier (excluding Private Banks & GAM), corresponding to an annual growth rate of 5.7% of the asset base at the end of 2005. Inflows remained strong worldwide. Wealth Management International & Switzerland

Net new money[1]
	For the year ended
CHF billion	31.12.06	31.12.05	31.12.04

Wealth Management International & Switzerland	97.6	68.2	42.3

Wealth Management US	15.7	26.9	18.1

Business Banking Switzerland	1.2	3.4	2.6

Global Wealth Management & Business Banking	114.5	98.5	63.0

Institutional	29.8	21.3	23.7

Wholesale Intermediary	7.4	28.2	(4.5)

Global Asset Management	37.2	49.5	19.2

UBS excluding Private Banks & GAM	151.7	148.0	82.2

Corporate Center

Private Banks & GAM[2]		0.5	7.7

UBS	151.7	148.5	89.9

1 Excludes interest and dividend income.   2 Private Banks & GAM was sold on 2 December 2005.

Invested assets
	As of			% change from
CHF billion	31.12.06	31.12.05	31.12.04	31.12.05

Wealth Management International & Switzerland	1,138	982	778	16

Wealth Management US	824	752	606	10

Business Banking Switzerland	161	153	140	5

Global Wealth Management & Business Banking	2,123	1,887	1,524	13

Institutional	519	441	344	18

Wholesale Intermediary	347	324	257	7

Global Asset Management	866	765	601	13

UBS excluding Private Banks & GAM	2,989	2,652	2,125	13

Corporate Center

Private Banks & GAM[1]	0	0	92

UBS	2,989	2,652	2,217	13

1 Private Banks & GAM was sold on 2 December 2005.

UBS Performance Indicators

recorded inflows of CHF 97.6 billion, driven by consistently high inflows during the year, particularly in Asia Pacific and Europe, both a result of our growth strategy. Our US business contributed CHF 15.7 billion in net new money, CHF 11.2 billion below 2005 levels. Global Asset Management inflows fell to CHF 37.2 billion, down from the strong CHF 49.5 billion result a year earlier. The Swiss retail business recorded net new money inflows of CHF 1.2 billion.

2005

From our continuing operations, performance indicators show:
–	return on equity in full-year 2005 at 27.7%, up from 24.3% in 2004. The increase was driven by higher attributable profit, but was partially offset by an increase in average equity levels, reflecting the growth in retained earnings.

–	diluted earnings per share in 2005 at CHF 4.66, up 34% from CHF 3.49 a year earlier, reflecting increased earnings and a slight reduction in the average number of shares outstanding (-3%) following share repurchases.
–	a cost / income ratio for our financial businesses of 70.1% in 2005, down 3.1 percentage points from 73.2% a year earlier. This reflects the increase in net fee and commission income and net income from trading activities and the absence of goodwill amortization, partly offset by higher costs related to personnel – all related to the expansion of business volumes.
–	for the whole of 2005, net new money of CHF 148.0 billion, up 80% from CHF 82.2 billion a year earlier. This amounts to an annual growth rate of 7.0% of the asset base at the end of 2004. All the figures above exclude Private Banks & GAM.

Financial Businesses

Financial Businesses
Results

Results

Income statement[1]
	As of or for the year ended			% change from
CHF million, except where indicated	31.12.06	31.12.05	31.12.04	31.12.05

Continuing operations

Interest income	87,401	59,286	39,228	47

Interest expense	(80,880)	(49,758)	(27,484)	63

Net interest income	6,521	9,528	11,744	(32)

Credit loss (expense) / recovery	156	375	241	(58)

Net interest income after credit loss expense	6,677	9,903	11,985	(33)

Net fee and commission income	25,881	21,436	18,506	21

Net trading income	13,318	7,996	4,902	67

Other income	1,295	561	578	131

Total operating income	47,171	39,896	35,971	18

Cash components	21,282	18,275	16,310	16

Share-based components[2]	2,187	1,628	1,396	34

Total personnel expenses	23,469	19,903	17,706	18

General and administrative expenses	7,929	6,448	6,387	23

Services (to) / from other business units	(9)	(14)	(20)	36

Depreciation of property and equipment	1,245	1,240	1,262	0

Amortization of goodwill	0	0	646

Amortization of intangible assets	148	127	168	17

Total operating expenses	32,782	27,704	26,149	18

Operating profit from continuing operations before tax	14,389	12,192	9,822	18

Tax expense	2,751	2,296	2,104	20

Net profit from continuing operations	11,638	9,896	7,718	18

Discontinued operations

Profit from discontinued operations before tax	4	4,564	396 [3]	(100)

Tax expense	0	489	97	(100)

Net profit from discontinued operations	4	4,075	299	(100)

Net profit	11,642	13,971	8,017	(17)

Net profit attributable to minority interests	389	454	361	(14)

from continuing operations	389	454	361	(14)

from discontinued operations	0	0	0

Net profit attributable to UBS shareholders	11,253	13,517	7,656	(17)

from continuing operations	11,249	9,442	7,357	19

from discontinued operations	4	4,075	299	(100)

Additional information

Personnel (full-time equivalents)	78,140	69,569	67,407	12

1 Excludes results from Industrial Holdings.   2 Additionally includes social security contributions and expenses related to alternative investment awards.   3 Includes goodwill amortization of CHF 68 million for the year ended 31 December 2004.

2006

Results

On a continuing basis, 2006 was another record year for UBS, with all businesses reporting a stronger performance in 2006 compared with a year earlier. Attributable net profit in 2006 was CHF 11,253 million. Discontinued operations contributed CHF 4 million, compared with CHF 4,075 million in 2005, when we sold Private Banks & GAM. Net profit from continuing operations was CHF 11,249 million, up 19% from CHF 9,442 million in 2005. It was at the highest level ever, fueled by a 19% increase in income, which rose to CHF 47,015 million. Asset-based revenues showed particular strength, reflecting rising market levels as well as strong inflows into our wealth and asset management businesses. Brokerage fees were up, reflecting brisk client activity. Corporate finance and underwriting fees rose, not just because of buoyant capital market conditions, but also as a result of our efforts to grow our market share in key sectors, such as large cap deals, emerging markets, technology and as a partner of financial sponsors. Overall, net fee and commission income now contributes 55% to total operating income in 2006. Income from trading activities reached a record high as well, mainly driven by higher gains from equity derivatives, prime brokerage and equity proprietary trading. Fixed income activities saw stronger results driven by positive market conditions and improved performances in derivatives, mortgage-backed securities and commodities. Revenues from interest margin products increased to the highest level ever, reflecting the success and growth of lending activities to wealthy private clients worldwide. They also reflected an increase in spreads for US dollar, euro and Swiss franc deposits and higher Swiss mortgage volumes. The wealth management business in the US saw the level of deposits rise and benefited from higher spreads. In 2006, we continued to record credit loss recoveries, although they were lower than a year earlier.

Expenses continued to increase in the context of our strategic expansion. In 2006, they rose 18% or CHF 5,078 million from 2005. Personnel expenses were up 18%, reflecting the 12% increase in personnel numbers across our businesses. Performance-related payments rose with revenues. For 2006, 53% of personnel expenses took the form of bonus or other variable compensation, up from 50% a year earlier. Average variable compensation per head in 2006 was 16% higher than in 2005.
General and administrative expenses were up 23% from a year earlier. Provision expenses rose, mainly as a result of the settlement agreement with Sumitomo Corporation and the sublease of unused office space in New Jersey. Although we needed less office space than expected in New Jersey, we expanded our presence in other regions, leading to overall higher occupancy costs. Activity levels and business volumes increased worldwide, resulting in higher spending for IT outsourcing, communication and travel. Investment in growth initiatives resulted in higher costs for IT and strategic projects, in particular at the Investment Bank.
The rise in costs was outpaced by the improvement in revenues, driving our cost / income ratio down to 69.7% – the lowest level ever recorded.

Operating income

Total operating income was CHF 47,171 million in 2006, up 18% from CHF 39,896 million in 2005. This was the highest level ever.
Net interest income was CHF 6,521 million in 2006, down from CHF 9,528 million a year earlier. Net trading income was CHF 13,318 million, up from CHF 7,996 million in 2005.
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
Net income from trading activities increased by 15% or CHF 1,700 million from CHF 11,419 million in 2005 to CHF 13,119 million in 2006. At CHF 4,759 million, equities trading income in 2006 was up 21% or CHF 831 million from CHF 3,928 million in 2005. Last year saw a large increase in derivatives trading, mainly in Asia Pacific and in the US, as we experienced growing market demand in these regions. Our prime brokerage services continued to grow around the globe as we were able to further expand our client base. Additionally, our proprietary business recorded higher results. These gains were partially offset by lower revenues in our cash equity business, partly due to increased client facilitation requirements by clients in the US and Europe. Fixed income trading revenues, at CHF 6,204 million in 2006, were up 8% or CHF 463 million from CHF 5,741 million in 2005. Our rates business recorded significant increases with business expansion in energy trading and in mortgage backed securities driven by higher client activity and favorable market conditions. This was partially offset by lower derivatives income due to declining customer flows. The metals business was positively affected by active markets, with the precious metals business benefiting from rising gold prices. Revenues from our credit fixed income business were up slightly compared with last year. We recorded a loss of CHF 245 million relating to Credit Default Swaps (CDSs) hedging existing credit exposure in the loan book, against a gain of CHF 103 million a year earlier. At CHF 1,745 million, revenues from our foreign exchange business were up in 2006 compared

Financial Businesses
Results

with CHF 1,458 million recorded a year earlier. Foreign exchange trading revenues rose due to higher volumes.

Net income from interest margin products was CHF 5,829 million in 2006, up 9% from CHF 5,355 million in 2005, reflecting the growth in collateralized lending to wealthy clients worldwide. It also reflected an increase in spreads for US dollar, euro and Swiss franc deposits and higher volumes of mortgages to Swiss clients. The wealth management business in the US achieved higher levels of deposits, and benefited from higher spreads on them. This increase was partially offset by lower income from our shrinking Swiss recovery portfolio, which dropped by CHF 0.7 billion compared to year-end 2005.
At CHF 891 million, net income from treasury and other activities in 2006 was CHF 141 million or 19% higher than CHF 750 million in 2005. Interest income increased due to a higher consolidated capital base, partially offset by lower interest rate spreads. Compared with last year, income benefited from mark-to-market gains on USD foreign exchange options used to hedge the currency exposure arising from future earnings. The US dollar fell against the Swiss franc in 2006 while it increased in 2005. During 2005 treasury revenues were negatively affected by the accounting treatment of interest rate swaps, as these hedges were not fully effective.
In 2006, we experienced a net credit loss recovery of CHF 156 million, compared to a net credit loss recovery of CHF 375 million in 2005. This result reflects the favorable credit market environment that has prevailed over a prolonged period. World economic growth continued to be robust, despite a moderate slowdown in the US. Credit spreads remained very tight in almost all major developed and emerging capital markets, as healthy expansion of cash flows allowed the corporate sector to reduce leverage and build liquidity. The ongoing positive macro-economic environment in key emerging markets allowed the release of CHF 48 million of collective loan loss provisions for country risk.

     Net credit loss recovery at Global Wealth Management & Business Banking amounted to CHF 109 million in 2006 compared with a net credit loss recovery of CHF 223 million in 2005. The benign credit environment in Switzerland, where the corporate bankruptcy rate continued to fall in 2006, coupled with the measures taken in recent years to improve the quality of our credit portfolio has again resulted in a low level of new defaults. The management of our impaired portfolio, which continues to shrink, has also contributed to this result.

The Investment Bank realized a net credit loss recovery of CHF 47 million in 2006, compared with a net credit loss recovery of CHF 152 million in 2005. This continued strong performance was the result of further recoveries of previously established allowances and provisions from the workout of the impaired portfolio, and no new defaults in 2006.

>> For further details on our risk management approach, how we measure credit risk and the development of our credit risk exposures, please see the “Risk Management” chapter of our
Handbook 2006 / 2007.

     In 2006, net fee and commission income was CHF 25,881 million, up 21% from CHF 21,436 million a year earlier. The increase was driven by a strong contribution from recurring asset-based fees, higher investment fund fees and net brokerage fees, rising underwriting fees as well as corporate finance fees. Underwriting fees, at their highest level ever, were CHF 3,538 million in 2006, up 24% from CHF 2,857 million in 2005. Equity underwriting fees, at CHF 1,834 million, increased by CHF 493 million or 37% in all regions, especially in Asia. This was partially due to our role in the initial public offering of the Bank of China during second quarter 2006, where we acted as joint coordinator and bookrunner. Fixed income underwriting fees, at CHF 1,704 million, were up 12% or CHF 188 million, which reflects the strong market conditions and our enhanced competitive position in the leveraged finance business. At CHF 1,852 million, corpo-

Net interest and trading income
	For the year ended			% change from
CHF million	31.12.06	31.12.05	31.12.04	31.12.05

Net interest income	6,521	9,528	11,744	(32)

Net trading income	13,318	7,996	4,902	67

Total net interest and trading income	19,839	17,524	16,646	13

Breakdown by business activity

Equities	4,759	3,928	3,098	21

Fixed income	6,204	5,741	6,264	8

Foreign exchange	1,745	1,458	1,467	20

Other	411	292	203	41

Net income from trading activities	13,119	11,419	11,032	15

Net income from interest margin products	5,829	5,355	5,070	9

Net income from treasury and other activities	891	750	544	19

Total net interest and trading income	19,839	17,524	16,646	13

Credit loss (expense)/recovery
	For the year ended			% change from
CHF million	31.12.06	31.12.05	31.12.04	31.12.05

Global Wealth Management & Business Banking	109	223	94	(51)

Investment Bank	47	152	147	(69)

UBS	156	375	241	(58)

rate finance fees in 2006 were up 27% from CHF 1,460 million a year earlier. Advisory gross revenues increased during 2006, as clients took advantage of strategic opportunities in the brisk merger and acquisition environment and our growing franchise in this area. Net brokerage fees were CHF 6,149 million in 2006, up 21% or CHF 1,062 million from CHF 5,087 million in 2005, reflecting the improved markets and the resulting higher confidence of institutional and individual clients – especially in the first half and at the end of 2006. Additionally, higher income from exchange-traded derivatives was driven by the acquisition of ABN AMRO’s global futures and options business. Investment fund fees, at their highest level ever, were CHF 5,858 million in 2006, up 23% from CHF 4,750 million in 2005, mainly reflecting higher asset-based fees for our wealth and asset management businesses, driven by strong client money inflows and favorable market conditions. Fiduciary fees were slightly higher in 2006, increasing from CHF 212 million in 2005 to CHF 252 million, reflecting an increase in the underlying asset base. At CHF 1,266 million, custodian fees in 2006 were up 8% from CHF 1,176 million in 2005. This increase was due to an enlarged asset base. Portfolio and other management and advisory fees increased by 25% to CHF 6,622 million in 2006 from CHF 5,310 million in 2005. The increase is again the result of rising invested asset levels driven by market valuations and strong net new money inflows and to a lesser extent due to higher performance fees. Insurance-related and other fees, at CHF 449 million in 2006, increased by 21% from a year earlier, due to higher commissions from insurance related products. Credit-related fees and commissions decreased by 12% to CHF 269 million in 2006 from CHF 306 million in 2005, reflecting declining business volumes and lower income from loans.

Commission income from other services increased by 4% from CHF 1,027 million in 2005 to CHF 1,064 million in 2006, mainly driven by equity derivative products and higher fees for credit cards.
Other income increased by 131% to CHF 1,295 million in 2006 from CHF 561 million in 2005. This was driven by gains on our New York Stock Exchange membership seats, which were exchanged into shares when it went public in March 2006. In addition we sold our stakes in the London Stock Exchange, Babcock & Brown and EBS group.

Operating expenses

Total operating expenses increased by 18% to CHF 32,782 million in 2006 from CHF 27,704 million in 2005.

Net fee and commission income
	For the year ended			% change from
CHF million	31.12.06	31.12.05	31.12.04	31.12.05

Equity underwriting fees	1,834	1,341	1,417	37

Debt underwriting fees	1,704	1,516	1,114	12

Total underwriting fees	3,538	2,857	2,531	24

Corporate finance fees	1,852	1,460	1,078	27

Brokerage fees	8,053	6,718	5,794	20

Investment fund fees	5,858	4,750	3,948	23

Fiduciary fees	252	212	197	19

Custodian fees	1,266	1,176	1,143	8

Portfolio and other management and advisory fees	6,622	5,310	4,488	25

Insurance-related and other fees	449	372	343	21

Total securities trading and investment activity fees	27,890	22,855	19,522	22

Credit-related fees and commissions	269	306	264	(12)

Commission income from other services	1,064	1,027	977	4

Total fee and commission income	29,223	24,188	20,763	21

Brokerage fees paid	1,904	1,631	1,387	17

Other	1,438	1,121	870	28

Total fee and commission expense	3,342	2,752	2,257	21

Net fee and commission income	25,881	21,436	18,506	21

Financial Businesses
Results

     Personnel expenses increased CHF 3,566 million or 18% to CHF 23,469 million in 2006 from CHF 19,903 million in 2005. The rise was driven by higher performance-related compensation reflecting the better performance in all our businesses. Personnel expenses are managed on a full-year basis with final fixing of annual performance-related payments in fourth quarter. Salary expenses rose due to the 12% increase in personnel over the year, exemplifying the continuous expansion of our business as well as annual pay rises. Share-based components were up 34% or CHF 559 million to CHF 2,187 million from CHF 1,628 million, mainly reflecting more share awards granted in 2006 and the higher fair value of options, driven by the rise in the share price. Contractors’ expenses, at CHF 822 million, were CHF 1 million below 2005’s. Insurance and social security contributions rose by 9% to CHF 1,374 million in 2006 compared with CHF 1,256 million in 2005, reflecting higher salary and bonus payments. Contributions to retirement benefit plans rose 13% or CHF 90 million to CHF 802 million in 2006 as a result of both higher salaries paid and the increased staff levels. At CHF 1,564 million in 2006, other personnel expenses increased CHF 174 million from 2005, mainly driven by increased headcount.

At CHF 7,929 million in 2006, general and administrative expenses increased CHF 1,481 million from CHF 6,448 million a year ago. The increase was driven by a number of provisions, mainly for the Sumitomo settlement and the long term lease on an office building in New Jersey. Professional fees rose for projects that support our growth strategy. IT and other outsourcing costs, marketing and public relations as well as expenses for market data services were driven up by increased business volume. Higher staff levels resulted in increased costs for occupancy and for travel.
Depreciation was CHF 1,245 million in 2006, almost unchanged from CHF 1,240 million in 2005. Higher depreciation on real estate was partially offset by falling IT-related charges.
There was no goodwill amortization in either 2006 or 2005.
At CHF 148 million, amortization of intangible assets was up 17% from CHF 127 million a year earlier, related to acquisitions made during 2006.

Tax

Tax expense for 2006 was CHF 2,751 million, resulting in an effective tax rate of 19.1%, compared with the full-year 2005 tax rate of 18.8%. The tax rate for 2006 as a whole, and particularly in fourth quarter, was positively influenced by the release of deferred tax valuation allowances, mainly reflecting improved forecast earnings in certain group companies and branches. We believe that a tax rate of about 22% is a reasonable initial estimate for 2007.

Business Group tax rates

Indicative Business Group and Business Unit tax rates are calculated on an annual basis based on the results and statutory tax rates of the financial year. These rates are approximate calculations, based upon the application to the year’s adjusted earnings of statutory tax rates for the locations in which the Business Groups operated. These tax rates, therefore, give guidance on the tax cost of each Business Group doing business during 2006 on a stand-alone basis, without the benefit of tax losses brought forward from earlier years.
The indicative tax rates for 2004 are presented pre-goodwill. They give an indication of what the tax rate would have been if goodwill had not been charged for accounting purposes. It is the sum of the tax expense payable on net profit before tax and goodwill in each location, calculated on the above basis, divided by the total net profit before tax and goodwill. Tax rates post-goodwill are higher than the pre-goodwill rates, because in some jurisdictions there are limitations on the tax deductibility of amortization costs.
Please note that these tax rates are not necessarily indicative of future tax rates for the businesses or UBS as a whole.

Fair value disclosure of shares and options

The fair value of shares granted in 2006 rose to CHF 1,858 million, up CHF 477 million or 35% from CHF 1,381 million a year earlier. The increase compared with 2005 is primarily driven by higher performance-based compensation and a rise in the proportion of bonuses being delivered in restricted shares.

Indicative tax rates for financial businesses
	For the year ended
in %	31.12.06	31.12.05	31.12.04[1]

Global Wealth Management & Business Banking	20	19	18

Wealth Management International & Switzerland	19	18	18

Wealth Management US	42	40	37

Business Banking Switzerland	20	17	19

Global Asset Management	24	24	21

Investment Bank	31	29	30

1 The tax rates for 2004 are calculated based on pre-goodwill profits.

     The fair value of options granted as of 31 December 2006 was CHF 564 million, up CHF 202 million or 56% from CHF 362 million in 2005. The increase reflects a higher fair value per option, primarily due to a higher UBS share price.

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

Outlook

Our group combines global scale and focus on growth in a unique way. Our businesses occupy strong market positions in those segments of the financial industry that are expected to grow significantly faster than the economy as a whole over the long term.

When we wrote to you on 13 February, we said that in the short term, as the economic cycle matures, investors might become more sensitive to any disappointing political or economic developments, so our top-class risk control remains paramount. Recent market developments appear to confirm this hightened level of sensitivity. However, for UBS, 2007 has started on a positive note, with a strong deal pipeline and continued investor confidence and activity. With a global presence that is balanced across the Americas, Europe and Asia Pacific, the building blocks of our growth strategy are firmly in place. Last year we made a highly concentrated number of acquisitions while investing heavily in organic growth. In 2007, our focus will be on integrating our new areas of activity and we expect to start seeing the benefits from them materializing for our clients and shareholders.

2005

Results

Attributable profit in 2005 was CHF 13,517 million, of which discontinued operations contributed CHF 4,075 million, reflecting the impact of the sale of Private Banks & GAM. Net profit from continuing operations was CHF 9,442 million, up 28% from CHF 7,357 million in 2004. Higher revenues in practically all businesses drove the increase, clearly outpacing growth in costs. Asset-based revenues showed particular strength, reflecting rising market levels as well as strong inflows into the wealth and asset management businesses. We also saw a strong increase in brokerage, corporate finance and underwriting fees. Income from trading activities was fueled by improved market opportunities, particularly in second half 2005. Revenues from interest margin products increased, reflecting the success and growth of lending activities to wealthy private clients worldwide. We also reported record credit loss recoveries. Personnel expenses were up 12% from a year earlier; performance-related payments rose with revenues and there was a general increase in staff numbers. For 2005, 50% of personnel expenses took the form of bonus or other variable compensation, up from 49% a year earlier. General and administrative expenses were up just 1% in 2005 from a year earlier. Because of the strength of revenue growth and due to the cessation of goodwill amortization in 2005, our cost / income ratio was 70.1% in 2005.

Operating income

Total operating income was CHF 39,896 million in 2005, up 11% from CHF 35,971 million in 2004.
Net interest income was CHF 9,528 million in 2005, down from CHF 11,744 million in the same period a year earlier. Net trading income was CHF 7,996 million, up from CHF 4,902 million in 2004.

Business Group performance from continuing operations before tax
	For the year ended			% change from
CHF million	31.12.06	31.12.05	31.12.04	31.12.05

Wealth Management International & Switzerland	5,203	4,161	3,396	25

Wealth Management US	582	312	29	87

Business Banking Switzerland	2,356	2,189	2,013	8

Global Wealth Management & Business Banking	8,141	6,662	5,438	22

Global Asset Management	1,392	1,057	552	32

Investment Bank	5,943	5,181	4,610	15

Corporate Center	(1,087)	(708)	(778)	(54)

Financial Businesses	14,389	12,192	9,822	18

Financial Businesses
Results

     Net income from trading activities increased by 4% or CHF 387 million from CHF 11,032 million in 2004 to CHF 11,419 million in 2005. At CHF 3,928 million, equities trading income in 2005 was up 27% or CHF 830 million from CHF 3,098 million in 2004. These gains were partially offset by lower revenues in our equity cash business. Fixed income trading revenues, at CHF 5,741 million in 2005, were down 8% or CHF 523 million from CHF 6,264 million in 2004. The drop was driven by declines in credit fixed income and fixed income, partially offset by increased revenues in our rates, principal finance and commercial real estate business. Credit fixed income saw large revenue decreases in structured credit. Revenues in our rates business were up, driven mainly by structured LIBOR derivatives, European interest rates and US energy trading. We recorded revenues of CHF 103 million relating to Credit Default Swaps (CDSs) hedging existing credit exposure in the loan book, against losses of CHF 62 million a year earlier. At CHF 1,458 million, revenues from our foreign exchange business were stable in 2005 compared with CHF 1,467 million recorded a year earlier. While derivatives trading was negatively impacted by historically low volatility levels, foreign exchange trading revenues rose due to higher volumes.

Net income from interest margin products increased by 6% to CHF 5,355 million in 2005 from CHF 5,070 million in 2004. The increase was driven by the growth in lending to wealthy US clients through our US bank, UBS Bank USA. Our domestic Swiss mortgage business and wealth management collateralized lending business also grew during the year. In addition, revenues rose due to a rise in interest rates for client liabilities. They also rose because of the appreciation of the US dollar against the Swiss franc, which helped revenues from US dollar cash accounts. This increase was partially offset by lower income from our shrinking Swiss recovery portfolio, which dropped by CHF 1.1 billion compared with year-end 2004.
At CHF 750 million, net income from treasury and other activities in 2005 was CHF 206 million or 38% higher than CHF 544 million in 2004. The increase reflects the benefits of the diversification of our capital base into currencies other than the Swiss franc in a way that matches the currency mix of our risk-weighted assets. The higher equity base had a positive impact on treasury income as well, as did a positive timing effect related to cash flow hedging.
In 2005, we experienced a net credit loss recovery of CHF 375 million, compared with a net credit loss recovery of CHF 241 million in 2004. Releases in country allowances and provisions of CHF 118 million reflected the generally positive macro-economic environment in key emerging markets.
The net credit loss recovery at Global Wealth Management & Business Banking was CHF 223 million in 2005 compared with a net credit loss recovery of CHF 94 million in 2004. The benign credit environment in Switzerland, where the corporate bankruptcy rate receded in 2005, coupled with the measures taken in the years before to improve the quality of our credit portfolio, resulted in a continued low level of new defaults. The success we had in managing our impaired portfolio also resulted in a higher than anticipated level of recoveries.

The Investment Bank experienced a net credit loss recovery of CHF 152 million in 2005, compared with a net credit loss recovery of CHF 147 million in 2004. This continued strong performance was the result of minimal exposure to new defaults and strong recoveries of previously established allowances and provisions as we actively sold impaired assets at better than anticipated terms.
In 2005, net fee and commission income was CHF 21,436 million, up 16% from CHF 18,506 million a year earlier. Underwriting fees were CHF 2,857 million in 2005, up 13% from CHF 2,531 million in 2004. Fixed income underwriting fees increased due to significantly improved market conditions and our enhanced competitive position, but were slightly offset by lower equity underwriting fees. Fixed income underwriting was CHF 1,516 million in 2005, up 36% from CHF 1,114 million in 2004. Equity underwriting slightly decreased by 5% to CHF 1,341 million in the same period. At CHF 1,460 million, corporate finance fees in 2005 were up 35% from CHF 1,078 million a year earlier. Advisory gross revenues increased notably during 2005, signalling the continued strength of merger and acquisition markets, and our growing franchise in this area. Net brokerage fees were CHF 5,087 million in 2005, up 15% or CHF 680 million from CHF 4,407 million in 2004, reflecting improved markets and the resulting higher confidence of institutional and individual clients – especially in the second half of 2005. Investment fund fees were CHF 4,750 million in 2005, up 20% from CHF 3,948 million in 2004, mainly reflecting higher asset-based fees for our wealth and asset management businesses, driven by strong client money inflows and strong market conditions. Fiduciary fees were slightly higher in 2005, increasing from CHF 197 million in 2004 to CHF 212 million, reflecting an increased number of mandates. At CHF 1,176 million, custodian fees in 2005 were up 3% from CHF 1,143 million in 2004. This increase was entirely due to an enlarged asset base. Portfolio and other management and advisory fees increased by 18% to CHF 5,310 million in 2005 from CHF 4,488 million in 2004. The increase is again the result of rising invested asset levels driven by market valuations and strong net new money inflows. Insurance-related and other fees, at CHF 372 million in 2005, increased by 8% from a year earlier, due to higher commissions from insurance related products. Credit-related fees and commissions increased by 16% to CHF 306 million in 2005 from CHF 264 million in 2004, reflecting improved market conditions which brought higher volumes.
Commission income from other services increased by 5% from CHF 977 million in 2004 to CHF 1,027 million in 2005, mainly driven by equity derivative products distributed in Switzerland.

     Other income decreased by 3% to CHF 561 million in 2005 from CHF 578 million in 2004, mainly due to lower net gains from both disposals of associates and subsidiaries and from investments in property. This was partially offset by higher net gains from disposal of investments in financial assets available-for-sale.

Operating expenses

Total operating expenses increased by 6% to CHF 27,704 million in 2005 from CHF 26,149 million in 2004.
Personnel expenses increased by CHF 2,197 million or 12% to CHF 19,903 million in 2005 from CHF 17,706 million in 2004. The rise was driven by higher performance-related compensation reflecting the better performance in all our businesses. Salary expenses rose due to the 6% increase in personnel over the year (excluding the staff of Private Banks & GAM), showing the continuous expansion of our business as well as annual pay rises. Share-based components increased by 17% or CHF 232 million to CHF 1,628 million from CHF 1,396 million. This was due to an increase in the UBS share price and the higher proportion of stock in bonuses granted in 2005, partially offset by lower option expenses. Contractors’ expenses increased to CHF 823 million in 2005, up 45% from CHF 567 million in 2004, mainly related to the integration of former Perot employees into our central ITI function. They also reflects higher usage, mainly in our Investment Bank in support of increased business flows. Insurance and social security contributions rose by 23% to CHF 1,256 million in 2005 compared with CHF 1,024 million in 2004. Contributions to retirement benefit plans were up 9% or CHF 61 million from CHF 651 million in 2004 to CHF 712 million in 2005. At CHF 1,390 million in 2005, other personnel expenses increased CHF 25 million from CHF 1,365 million in 2004, mainly driven by increased headcount, partially offset by the end of retention payments in the Wealth Management US business and lower severance payments.
At CHF 6,448 million in 2005, general and administrative expenses increased CHF 61 million from CHF 6,387 million a year ago. The increase was driven by travel and entertainment expenses, and additional administration costs, reflecting high-

er employee levels and further increases in business activity. Marketing costs increased due to continued investment in our brand. This was partially offset by lower provisions (2004 included the civil penalty levied by the Federal Reserve Board relating to our banknote trading business) and reduced expenses for IT outsourcing and professional fees, as well as lower rent and maintenance of machines and equipment.

Depreciation was CHF 1,240 million in 2005, down 2% from CHF 1,262 million in 2004. This was the lowest level ever, reflecting falling IT-related charges, partially offset by higher depreciation on real estate.
There was no amortization of goodwill in 2005 as we were required to cease this so at the start of the year. In 2004, amortization of goodwill was CHF 646 million.
At CHF 127 million, amortization of intangible assets was down 24% from CHF 168 million a year earlier, due to the reclassification of the Wealth Management US workforce to goodwill.

Tax

Tax expense for 2005 was CHF 2,296 million, resulting in an effective tax rate of 18.8%, down from the full-year 2004 tax rate of 21.4%. The tax rate for full-year 2005 was positively influenced by the absence of goodwill amortization and the successful conclusion of tax audits in the third and fourth quarters.

Fair value disclosure of shares and options

The fair value of shares granted in 2005 rose to CHF 1,381 million, 25% higher than CHF 1,109 million a year earlier. The increase compared with 2004 was primarily driven by an increased proportion of bonuses being delivered in restricted shares.

The fair value of options granted as of 31 December 2005 was CHF 362 million, down 29% from CHF 508 million in 2004. The decrease reflected a lower fair value per option, primarily due to a change in the valuation model, and a drop in the number of options granted.

Financial Businesses
Global Wealth Management & Business Banking

Global Wealth Management & Business Banking

Pre-tax profit for our international and Swiss wealth management businesses was CHF 5,203 million, up 25% from the result achieved in 2005. In the US, pre-tax profit rose to CHF 582 million from CHF 312 million a year earlier. Business Banking Switzerland’s pre-tax profit was CHF 2,356 million, up 8% from 2005.

Business Group reporting
	As of or for the year ended			% change from
CHF million, except where indicated	31.12.06	31.12.05	31.12.04	31.12.05

Income	21,775	19,131	17,506	14

Adjusted expected credit loss[1]	156	107	(38)	46

Total operating income	21,931	19,238	17,468	14

Cash components	9,043	8,252	7,630	10

Share-based components[2]	306	237	235	29

Total personnel expenses	9,349	8,489	7,865	10

General and administrative expenses	3,028	2,845	2,473	6

Services (to) / from other business units	1,118	960	1,137	16

Depreciation of property and equipment	232	226	202	3

Amortization of goodwill	0	0	238

Amortization of intangible assets	63	56	115	13

Total operating expenses	13,790	12,576	12,030	10

Business Group performance before tax	8,141	6,662	5,438	22

KPIs

Cost / income ratio (%)[3]	63.3	65.7	68.7

Capital return and BIS data

Return on allocated regulatory capital (%)[4]	39.3	34.7	31.3

BIS risk-weighted assets	155,158	147,348	134,004	5

Goodwill and excess intangible assets[5]	5,978	5,407	3,648	11

Allocated regulatory capital[6]	21,494	20,142	17,048	7

Additional information

Invested assets (CHF billion)	2,123	1,887	1,524	13

Net new money (CHF billion)	114.5	98.5	63.0

Client assets (CHF billion)	3,337	2,895	2,306	15

Personnel (full-time equivalents)	48,034	44,612	42,570	8

1 In management accounts, adjusted expected credit loss rather than credit loss expense or recovery is reported for the business groups (see note 2 to the financial statements).  2 Additionally includes social security contributions and expenses related to alternative investment awards.  3 Operating expenses / income.  4 Business Group performance before tax / average allocated regulatory capital.  5 Goodwill and intangible assets in excess of 4% of BIS Tier 1 Capital.  6 10% of BIS risk-weighted assets plus goodwill and excess intangible assets.

Wealth Management International & Switzerland

Business Unit reporting
	As of or for the year ended			% change from
CHF million, except where indicated	31.12.06	31.12.05	31.12.04	31.12.05

Income	10,827	9,024	7,701	20

Adjusted expected credit loss[1]	(29)	(13)	(8)	123

Total operating income	10,798	9,011	7,693	20

Cash components	2,999	2,491	2,047	20

Share-based components[2]	138	88	72	57

Total personnel expenses	3,137	2,579	2,119	22

General and administrative expenses	885	804	642	10

Services (to) / from other business units	1,479	1,371	1,395	8

Depreciation of property and equipment	84	89	66	(6)

Amortization of goodwill	0	0	67

Amortization of intangible assets	10	7	8	43

Total operating expenses	5,595	4,850	4,297	15

Business Unit performance before tax	5,203	4,161	3,396	25

KPIs

Invested assets (CHF billion)	1,138	982	778	16

Net new money (CHF billion)[3]	97.6	68.2	42.3

Gross margin on invested assets (bps)[4]	103	102	103	1

Cost / income ratio (%)[5]	51.7	53.7	55.8

Cost / income ratio excluding the European wealth management business (%)[5]	47.5	47.7	47.9

Client advisors (full-time equivalents)	4,742	4,154	3,744	14

International clients

Income	7,907	6,476	5,429	22

Invested assets (CHF billion)	862	729	562	18

Net new money (CHF billion)[3]	90.8	64.2	40.4

Gross margin on invested assets (bps)[4]	101	100	102	1

European wealth management (part of international clients)

Income	1,010	722	437	40

Invested assets (CHF billion)	144	114	82	26

Net new money (CHF billion)[3]	18.2	21.8	13.7

Client advisors (full-time equivalents)	870	803	838	8

1 In management accounts, adjusted expected credit loss rather than credit loss expense or recovery is reported for the business groups (see note 2 to the financial statements).   2 Additionally includes social security contributions and expenses related to alternative investment awards.  3  Excludes interest and dividend income.  4  Income / average invested assets.  5  Operating expenses / income.

Financial Businesses
Global Wealth Management & Business Banking

Business Unit reporting (continued)
	As of or for the year ended			% change from
CHF million, except where indicated	31.12.06	31.12.05	31.12.04	31.12.05

Swiss clients

Income	2,920	2,548	2,272	15

Invested assets (CHF billion)	276	253	216	9

Net new money (CHF billion)[1]	6.8	4.0	1.9

Gross margin on invested assets (bps)[2]	110	109	106	1

Capital return and BIS data

Return on allocated regulatory capital (%)[3]	81.2	78.9	82.5

BIS risk-weighted assets	51,485	43,369	31,903	19

Goodwill and excess intangible assets[4]	1,740	1,566	1,176	11

Allocated regulatory capital[5]	6,889	5,903	4,366	17

Additional information

Recurring income[6]	8,143	6,635	5,679	23

Client assets (CHF billion)	1,436	1,235	972	16

Personnel (full-time equivalents)	13,564	11,555	10,093	17

1 Excludes interest and dividend income.   2 Income / average invested assets.   3 Business Unit performance before tax / average allocated regulatory capital.   4 Goodwill and intangible assets in excess of 4% of BIS Tier 1 Capital.   5 10% of BIS risk-weighted assets plus goodwill and excess intangible assets.   6 Interest, asset-based revenues for portfolio management and fund distribution, account-based and advisory fees.

Components of operating income

Wealth Management International & Switzerland derives its operating income principally from:
–	fees for financial planning and wealth management services;
–	fees for investment management services;
–	transaction-related fees; and
–	interest income from client loans.

These revenues are based on the market value of invested assets, the level of transaction-related activity and the size of the loan book. As a result, operating income is affected by factors such as fluctuations in invested assets, changes in market conditions, investment performance, inflows and outflows of client funds, and investor activity levels.

2006

Key performance indicators

In 2006, net new money was a record CHF 97.6 billion, compared with CHF 68.2 billion in 2005, representing an annual growth rate of 10% of the underlying invested asset base at end-2005. This outstanding result reflected increases in all geographical regions throughout the year, particularly in Asia Pacific and Europe, both a result of our growth strategy.

Invested assets, at CHF 1,138 billion on 31 December 2006, were up 16% from CHF 982 billion a year earlier, mainly reflecting the strong inflow of net new money and rising financial markets, with CHF 4.8 billion coming from new assets gained from acquisitions we integrated in 2006. This increase was partially offset by negative currency effects. The 7% fall of the US dollar against the Swiss franc contributed to this decrease – approximately 36% of invested assets were denominated in US dollars at the end of 2006.

The gross margin on invested assets was 103 basis points in 2006, up 1 basis point from 102 basis points a year earlier, as the increase in recurring margin due to higher fee income and increased Lombard lending was partly offset by a lower non-recurring margin. Overall, recurring income made up 78 basis points of the margin in 2006, up from 75 basis points in 2005. Non-recurring income comprised 25 basis points of the margin in 2006, down 2 basis points from 2005.

The cost / income ratio improved to 51.7% in 2006 from 53.7% a year earlier. The cost / income ratio has improved for the fourth consecutive year despite the rise in costs in pursuit of our global expansion strategy. This improvement reflects the strong rise in income due to a higher asset base and higher volumes in Lombard lending, which more than offset the increase in personnel expenses (mainly headcount increase and performance-related compensation) and higher general and administrative costs.

     Excluding the European wealth management business, the 2006 cost / income ratio fell to 47.5% from 47.7% a year earlier.

European wealth management

Our European wealth management business continued to make good progress. With a good performance in the UK and Germany, particularly in the first half of the year, the inflow of net new money in 2006 was CHF 18.2 billion, down 17% from the 2005 intake of CHF 21.8 billion. The result reflects an annual net new money growth rate of 16% of the underlying asset base at year-end 2005, with positive contributions from all five target markets.

The level of invested assets was a record CHF 144 billion on 31 December 2006, a 26% increase compared with CHF 114 billion a year earlier. This reflected rising equity markets and new inflows across Europe, particularly in the first half of the year.

In 2006, income from our European wealth management business was CHF 1,010 million, up 40% from a year earlier, reflecting our growing asset and client base. The business was profitable in all quarters of 2006 and all five markets made a positive contribution.

Financial Businesses
Global Wealth Management & Business Banking

     In 2006, the number of client advisors increased by 67. The increase in client advisors was mainly in Italy and France. We remain committed to growing our presence in our European target markets and will continue to invest in qualified advisory staff.

Results

In 2006, pre-tax profit, at a record CHF 5,203 million, was up 25% compared with 2005. This increase reflects higher asset-based fees as well as rising interest income, a reflection of higher volumes in our Lombard lending business. Operating expenses, up 15% in 2006 from 2005, also rose as our business expanded. Personnel expenses rose 22% due to the hiring of an additional 2,009 employees.

Operating income
Total operating income in 2006 was CHF 10,798 million, up 20% from CHF 9,011 million a year earlier. This was the highest level ever, reflecting a rise in recurring as well as in non-recurring revenues. Recurring income increased 23% on rising asset-based fees, benefiting from a buoyant market and net new money inflows. This was accentuated by higher interest income due to the expansion of our margin lending activities. Non-recurring income rose due to higher brokerage fees, reflecting high client activity levels. These positive effects were offset by the depreciation of the US dollar against the Swiss franc.

Operating expenses

At CHF 5,595 million, operating expenses in 2006 were up 15% from CHF 4,850 million a year earlier, reflecting higher personnel expenses and general and administrative expenses as well as the ongoing investment in our growth initiatives. Personnel expenses rose 22% to CHF 3,137 million in 2006 compared with CHF 2,579 million a year earlier, reflecting the increase in salaries from the expansion of our business as well as higher performance-related compensation. Share-based expenses in 2006 increased due to higher share awards and the increased fair value of options. General and administrative expenses, at CHF 885 million, were up 10% in 2006 from CHF 804 million a year earlier due to investments in our physical and IT infrastructure, as well as travel and entertainment and marketing costs – all a consequence of our continuous business expansion. Expenses for services from other business units, at CHF 1,479 million in 2006, were up 8% from CHF 1,371 million the previous year, mainly due to higher information technology charges. Depreciation was CHF 84 million in 2006, down 6% from CHF 89 million a year earlier because of lower charges for information technology equipment. Amortization of intangible assets was CHF 10 million, practically unchanged from CHF 7 million in 2005.

2005

Key performance indicators

In 2005, net new money inflows totaled CHF 68.2 billion, up 61% from CHF 42.3 billion in 2004. This increase was driven by gains in all geographical areas, especially from Asian clients, and a particularly strong inflow into our European wealth management business.

Invested assets, at CHF 982 billion on 31 December 2005, were up 26% from CHF 778 billion a year earlier, mainly reflecting the strong inflow of net new money and the positive market performance during the second half of the year, with CHF 11.1 billion coming from new assets gained from acquisitions we integrated in 2005. The 15% rise of the US dollar against the Swiss franc contributed to the increase. Approximately 36% of invested assets were denominated in US dollars at the end of 2005.
The gross margin on invested assets was 102 basis points in 2005, down 1 basis point from 103 basis points a year earlier, as the asset base was boosted by the record inflows of net new money. Overall, recurring income made up 75 basis points of the margin in 2005, down from 76 basis points in 2004. Non-recurring income comprised 27 basis points of the margin in 2005, unchanged from 2004.
The cost / income ratio improved to 53.7% in 2005 from 55.8% a year earlier, reflecting the strong rise in income, which more than offset the increase in personnel expenses (mainly performance-related compensation) and higher general and administrative costs. Excluding the European wealth management business, the 2005 cost / income ratio fell to 47.7% from 47.9% a year earlier.

European wealth management

In 2005, our European wealth management business made significant progress. With a particularly good performance in the UK and Germany, the inflow of net new money in 2005 was CHF 21.8 billion, up 59% from the previous year’s intake of CHF 13.7 billion. The result reflects an annual net new money inflow rate of 27% of the underlying asset base at year-end 2004.

The level of invested assets was CHF 114 billion on 31 December 2005, a 39% increase compared to the CHF 82 billion a year earlier. As well as new inflows, this reflected rising equity market levels and a 15% appreciation of the US dollar against the Swiss franc.
In 2005, income from our European wealth management business was CHF 722 million, up 65% from a year earlier, reflecting our growing asset and client base.
In 2005, the number of client advisors decreased by 35. The decline was due to the reclassification of some former Sauerborn Trust employees, and the departure of less productive client advisors.

Results

Wealth Management International and Switzerland’s 2005 pre-tax profit, at CHF 4,161 million, increased 23% from 2004, mainly due to higher asset-based fees, and strengthening client activity. Rising interest income, a reflection of the expansion of our margin lending activities, also bolstered revenues. At the same time, our expenses, up 13% in 2005 from 2004, reflect our ongoing growth strategy.

Operating income

Total operating income in 2005 was CHF 9,011 million, up 17% from CHF 7,693 million in 2004. Recurring income increased 17% on rising asset-based fees, benefiting from gains in asset levels. This was accentuated by higher interest income due to the expansion of our margin lending activities. Non-recurring income rose due to higher brokerage fees and commissions for sales of investment funds, reflecting an increase in client activity levels. These positive effects were supported by the appreciation of the US dollar against the Swiss franc.

Operating expenses

At CHF 4,850 million, operating expenses in 2005 were up 13% from CHF 4,297 million a year earlier, reflecting higher personnel expenses as well as the ongoing investment in our growth initiatives. Personnel expenses rose 22% to CHF 2,579 million in 2005 compared to CHF 2,119 million a year earlier, reflecting the increase in salaries from the expansion of our business as well as higher performance-related compensation. General and administrative expenses, at CHF 804 million, were up 25% in 2005 from CHF 642 million a year earlier due to ongoing business expansion as well as investments in our physical and IT infrastructure. Expenses for services from other business units, at CHF 1,371 million in 2005, were down 2% from CHF 1,395 million the previous year, mainly due to lower charges for insurance. Depreciation was CHF 89 million in 2005, up 35% from CHF 66 million a year earlier because of higher charges for information technology equipment. There was no amortization of goodwill in 2005, due to a change in accounting. In 2004, amortization of goodwill totaled CHF 67 million. Amortization of intangible assets was CHF 7 million, practically unchanged from CHF 8 million in 2004.

Financial Businesses
Global Wealth Management & Business Banking

Wealth Management US

Business Unit reporting
	As of or for the year ended			% change from
CHF million, except where indicated	31.12.06	31.12.05	31.12.04	31.12.05

Income	5,863	5,158	4,741	14

Adjusted expected credit loss[1]	0	(2)	(5)	(100)

Total operating income	5,863	5,156	4,736	14

Cash components	3,683	3,353	3,206	10

Share-based components[2]	117	107	114	9

Total personnel expenses	3,800	3,460	3,320	10

General and administrative expenses	1,073	1,047	767	2

Services (to) / from other business units	281	223	275	26

Depreciation of property and equipment	74	65	67	14

Amortization of goodwill	0	0	171

Amortization of intangible assets	53	49	107	8

Total operating expenses	5,281	4,844	4,707	9

Business Unit performance before tax	582	312	29	87

KPIs

Invested assets (CHF billion)	824	752	606	10

Net new money (CHF billion)[3]	15.7	26.9	18.1

Interest and dividend income (CHF billion)[4]	22.2	18.3	15.3	21

Gross margin on invested assets (bps)[5]	76	75	77	1

Cost / income ratio (%)[6]	90.1	93.9	99.3

Recurring income[7]	3,488	2,834	2,343	23

Revenues per advisor (CHF thousand)[8]	776	690	633	12

Capital return and BIS data

Return on allocated regulatory capital (%)[9]	10.2	5.8	0.6

BIS risk-weighted assets	18,308	18,928	17,664	(3)

Goodwill and excess intangible assets[10]	4,238	3,841	2,472	10

Allocated regulatory capital[11]	6,069	5,734	4,238	6

Additional information

Client assets (CHF billion)	909	826	679	10

Personnel (full-time equivalents)	18,557	17,034	16,969	9

Financial advisors (full-time equivalents)	7,880	7,520	7,519	5

1 In management accounts, adjusted expected credit loss rather than credit loss expense or recovery is reported for the Business Groups (see note 2 to the financial statements).   2 Additionally includes social security contributions and expenses related to alternative investment awards.   3 Excludes interest and dividend income.   4 For purposes of comparison with US peers.   5 Income / average invested assets.   6 Operating expenses / income.   7 Interest, asset-based revenues for portfolio management and fund distribution, account-based and advisory fees.   8 Income (includes net goodwill funding) / average number of financial advisors.   9 Business Unit performance before tax / average allocated regulatory capital.   10 Goodwill and intangible assets in excess of 4% of BIS Tier 1 Capital.   11 10% of BIS risk-weighted assets plus goodwill and excess intangible assets.

Components of operating income

Wealth Management US principally derives its operating income from:
–	fees for financial planning and wealth management services;
–	fees for investment management services;
–	transaction-related fees; and
–	interest income from client loans.

These revenues are based on the market value of invested assets, the level of transaction-related activity and the size of the loan book. As a result, operating income is affected by such factors as fluctuations in invested assets, changes in market conditions, investment performance, inflows and outflows of client funds, and investor activity levels.

2006

Key performance indicators

The inflow of net new money in 2006 was CHF 15.7 billion, down 42% from CHF 26.9 billion in 2005. Although the result was lower, the inflow of net new money compared favorably with peers in terms of growth rate relative to the asset base.

Including interest and dividends, net new money in 2006 was CHF 37.9 billion, down from CHF 45.2 billion a year earlier.

Wealth Management US had CHF 824 billion in invested assets on 31 December 2006, up 10% from CHF 752 billion on 31 December 2005. The increase was due to the strong market performance in 2006 as well as to the inclusion of the private client branch network of Piper Jaffray in the third quarter, adding CHF 54 billion of invested assets on a net basis. In US dollar terms, invested assets were 18% higher on 31 December 2006 than they were on the same date in 2005.

The gross margin on invested assets was 76 basis points in 2006, up from 75 basis points in 2005. The increase is mainly a result of the gain in revenues outpacing the increase in average invested asset levels over the year.
The cost / income ratio was 90.1% for 2006, compared to 93.9% in 2005. The decrease in the cost / income ratio reflects higher operating income due to strong growth in recurring income, partially offset by a rise in expenses mainly reflecting higher personnel expenses in support of growth initiatives and the integration of the Piper Jaffray private client branch network.

In 2006, recurring income was a record CHF 3,488 million, up 23% from CHF 2,834 million a year earlier. Excluding the impact of currency fluctuations, recurring income was also up 23% in 2006 from 2005. This increase mainly reflects

Financial Businesses Global Wealth Management & Business Banking

higher levels of managed account fees on a record level of invested assets, higher investment advisory fees and higher net interest income. Recurring income represented 59% of income in 2006 compared with 55% in 2005.

Revenue per advisor increased in 2006 to CHF 776,000 from CHF 690,000 in 2005 as a slightly higher average number of financial advisors was able to produce significantly higher recurring income than a year earlier. The number of financial advisors rose by 5% compared to 2005, increasing by 360 advisors to 7,880 at the end of 2006. The increase was due to the Piper Jaffray private client group branch network acquisition in third quarter.

Results

In 2006, we reported a pre-tax profit of CHF 582 million compared to CHF 312 million in 2005. Because this business is almost entirely conducted in US dollars, comparisons of results with prior periods are affected by the movements of the US dollar against the Swiss franc. In US dollar terms, performance in 2006 was up 86% from 2005. Performance in 2006 benefited from record levels of recurring income, and lower litigation provisions.

Operating income
In 2006, total operating income was CHF 5,863 million, up 14% compared to CHF 5,156 million in 2005. Excluding currency effects, operating income also increased by 14% from 2005. The increase in operating income is primarily due to strong growth in recurring income based on higher levels of assets.

Operating expenses
Total operating expenses rose 9% to CHF 5,281 million in 2006 from CHF 4,844 million in 2005. Excluding currency effects, operating expenses were also 9% higher. This reflects higher personnel costs and general and administrative expenses, both also related to strategic growth initiatives in support of our business and the Piper Jaffray private client branch network inclusion and the New Jersey office provision that was made after the decision to sublet unused office space instead of occupying it ourselves. This was offset by a lower impact of litigation provisions compared to 2005.

Personnel expenses increased by CHF 340 million or 10%, with higher salaries as well as share-based compensation reflecting rising headcount and more financial advisor compensation related to higher compensable revenue. General and administrative expenses increased 2% to CHF 1,073 million in 2006 from CHF 1,047 million in 2005. In US dollar terms, they also rose 2%, reflecting higher occupancy and marketing expenses, partially offset by lower litigation provisions compared to 2005. Services from other business units increased by 26% from CHF 223 million in 2005 to CHF 281 million in 2006. Depreciation was also higher due to leasehold improvement. The amortization of intangibles was CHF 53 million in 2006, up 8% from CHF 49 million, mainly due to the acquisition of the Piper Jaffray private client branch network.

2005

Key performance indicators

In 2005, inflows of net new money were CHF 26.9 billion, up 49% from CHF 18.1 billion in 2004. Including interest and dividends, net new money in 2005 was CHF 45.2 billion, up from CHF 33.4 billion a year earlier.

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
The cost / income ratio was 93.9% for 2005, compared to 99.3% in 2004. The decrease in the cost / income ratio reflects higher income which was slightly offset by higher expenses.
In 2005, recurring income was CHF 2,834 million, up 21% from CHF 2,343 million a year earlier. Excluding the impact of currency fluctuations, recurring income was up 20% in 2005 from 2004, mainly due to higher levels of managed account fees on invested assets, and increased net interest income from the lending business. Flows into managed account products were USD 16.7 billion in full-year 2005, comparing favorably to the USD 12.7 billion flow for full-year 2004.
Revenues per advisor increased in 2005 to CHF 690,000 from CHF 633,000 in 2004 as practically the same number of financial advisors were able to produce higher recurring income than a year earlier. The number of financial advisors increased by 1 to 7,520 at the end of 2005. Increases in highly efficient financial advisors and trainees were offset by attrition among less productive advisors.

Results

In 2005, we reported a pre-tax profit of CHF 312 million compared to CHF 29 million in 2004. This increase reflects mainly higher recurring income which was slightly offset by increased expenses.

Operating income
In 2005, total operating income was CHF 5,156 million, up 9% compared to CHF 4,736 million in 2004. Excluding currency effects, operating income increased by 8% from 2004. The increase in operating income is primarily due to higher recurring income based on higher levels of assets and rising net interest income in UBS Bank USA, which was slightly offset by lower transactional revenues.

Operating expenses
Total operating expenses rose 3% to CHF 4,844 million in 2005 from CHF 4,707 million in 2004. Excluding currency effects, operating expenses were 2% higher primarily due to the impact of increased litigation provisions in second half 2005.

Personnel expenses increased by CHF 140 million due to higher variable compensation. Excluding the currency translation effect, the increase in personnel expenses amounted to 3%. General and administrative expenses increased 37% to CHF 1,047 million in 2005 from CHF 767 million in 2004. In US dollar terms, they actually rose 35%, reflecting higher litigation provisions. Services from other business units decreased mainly due to lower charges-in from ITI. Depreciation was also lower due to a drop in infrastructure charges (down CHF 2 million). There was no goodwill amortization in 2005 due to accounting changes. In 2004, amortization of goodwill totaled CHF 171 million. The amortization of intangibles was CHF 49 million in 2005, down 54% due to the reclassification of certain intangible assets. Under the new accounting rules, these assets are classified as goodwill, which is no longer amortized.

Financial Businesses
Global Wealth Management & Business Banking

Business Banking Switzerland

Business Unit reporting
	As of or for the year ended			% change from
CHF million, except where indicated	31.12.06	31.12.05	31.12.04	31.12.05

Interest income	3,339	3,317	3,390	1

Non-interest income	1,746	1,632	1,674	7

Income	5,085	4,949	5,064	3

Adjusted expected credit loss[1]	185	122	(25)	52

Total operating income	5,270	5,071	5,039	4

Cash components	2,361	2,408	2,377	(2)

Share-based components[2]	51	42	49	21

Total personnel expenses	2,412	2,450	2,426	(2)

General and administrative expenses	1,070	994	1,064	8

Services (to) / from other business units	(642)	(634)	(533)	(1)

Depreciation of property and equipment	74	72	69	3

Amortization of goodwill	0	0	0

Amortization of intangible assets	0	0	0

Total operating expenses	2,914	2,882	3,026	1

Business Unit performance before tax	2,356	2,189	2,013	8

KPIs

Invested assets (CHF billion)	161	153	140	5

Net new money (CHF billion)[3]	1.2	3.4	2.6

Cost / income ratio (%)[4]	57.3	58.2	59.8

Impaired lending portfolio as a % of total lending portfolio, gross	1.7	2.3	3.0

Capital return and BIS data

Return on allocated regulatory capital (%)[5]	27.5	25.6	23.2

BIS risk-weighted assets	85,365	85,051	84,437	0

Goodwill and excess intangible assets[6]	0	0	0

Allocated regulatory capital[7]	8,537	8,505	8,444	0

Additional information

Deferral (included in adjusted expected credit loss)	512	485	411	6

Client assets (CHF billion)	992	834	655	19

Personnel (full-time equivalents)	15,913	16,023	15,508	(1)

1 In management accounts, adjusted expected credit loss rather than credit loss expense or recovery is reported for the Business Groups (see note 2 to the financial statements).   2 Additionally includes social security contributions and expenses related to alternative investment awards.   3 Excludes interest and dividend income.   4 Operating expenses / income.   5 Business Unit performance before tax / average allocated regulatory capital.   6 Goodwill and intangible assets in excess of 4% of BIS Tier 1 Capital.   7 10% of BIS risk-weighted assets plus goodwill and excess intangible assets.

Components of operating income

Business Banking Switzerland derives its operating income principally from:
–	net interest income from its lending portfolio and customer deposits;
–	fees for investment management services; and
–	transaction fees.

As a result, operating income is affected by movements in interest rates, fluctuations in invested assets, client activity levels, investment performance, changes in market conditions and the credit environment.

2006

Key performance indicators

Net new money was CHF 1.2 billion in 2006, CHF 2.2 billion lower than the inflow of CHF 3.4 billion in 2005. This was due to a decrease in inflows from existing clients, combined with transfers of client assets from discretionary to custody mandates.

Invested assets rose to CHF 161 billion in 2006 from CHF 153 billion a year earlier, driven by positive market developments and net new money inflows. This was slightly offset by the transfer of assets to Wealth Management International & Switzerland. Over the course of 2006, we transferred CHF 8.2 billion in client assets from the Business Banking Switzerland unit to the Wealth Management International & Switzerland unit, reflecting the development of client relationships. In 2005, we transferred CHF 8.6 billion in client assets for the same reason.
In 2006 the cost / income ratio stood at 57.3%, 0.9 percentage points lower than the previous year’s ratio of 58.2%, as the rise in income outpaced the increase in expenses.
Business Banking Switzerland’s gross lending portfolio was CHF 143.4 billion on 31 December 2006, up 1% from the previous year, due to an increase in volumes of private client mortgages, which more than offset the ongoing reduction of our recovery portfolio, which fell to CHF 2.6 billion from CHF 3.3 billion a year earlier. This positive development was also reflected in the key credit quality ratio of the impaired lending portfolio, gross, to the total lending portfolio, gross, which was 1.7% compared to 2.3% in 2005.

The return on allocated regulatory capital was 27.5% for 2006, up 1.9 percentage points from 25.6% a year earlier. This reflects the increased profitability of the business unit, outpacing the increase in risk-weighted assets.

Results

Pre-tax profit in 2006, at a record level of CHF 2,356 million, was CHF 167 million or 8% above the result achieved in 2005. This was mainly due to income growth. In 2006 non-interest income rose due to higher asset-based and brokerage fees. The result also shows the continued tight management of our cost base, and an adjusted expected credit loss recovery of CHF 185 million. While personnel costs were at their lowest levels, general and administrative expenses increased, reflecting the outsourcing of Edelweiss facility management.

Financial Businesses
Global Wealth Management & Business Banking

Operating income
Total operating income in 2006 was CHF 5,270 million, up slightly from 2005’s level of CHF 5,071 million. Interest income increased by 1% to CHF 3,339 million in 2006 from CHF 3,317 million in 2005. The slight increase reflects the expansion of our loan portfolio as well as higher investment interest rates on our variable rate accounts, offset by lower revenues from our reduced recovery portfolio. Non-interest income increased by CHF 114 million to CHF 1,746 million in 2006 from CHF 1,632 million in 2005, reflecting a higher asset base as well as valuation gains from equity participations and divestment proceeds. Adjusted expected credit loss recoveries, at CHF 185 million in 2006, increased from recoveries of CHF 122 million in 2005. This positive result reflects the deferred benefit of the structural improvement in our loan portfolio in recent years.

Operating expenses
Operating expenses in 2006 were CHF 2,914 million, up 1% from CHF 2,882 million in 2005. Personnel expenses, at CHF 2,412 million, were down 2% from CHF 2,450 million in 2006, due to lower salary costs reflecting the outsourcing of Edelweiss, partly offset by higher share-based expenses, mainly reflecting higher share awards and the higher fair value of options in 2006. General and administrative expenses, at CHF 1,070 million in 2006, rose and were 8% higher than the CHF 994 million recorded in 2005, mainly due to the outsourcing of Edelweiss facility management at the end of 2005. Net charges to other business units continued to rise to CHF 642 million in 2006 from CHF 634 million in 2005 because of lower charges-in for IT services. Depreciation in 2006 slightly increased to CHF 74 million from CHF 72 million in 2005 due to higher expenses for information technology equipment.

2005

Key performance indicators

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
Business Banking Switzerland’s gross lending portfolio was CHF 141.3 billion on 31 December 2005, up CHF 4.2 billion from the previous year. An increase in volumes of private client mortgages and higher credit demand from corporate clients were partially offset by a further reduction in the recovery portfolio, which fell to CHF 3.3 billion on 31 December 2005 from CHF 4.4 billion a year earlier. The ratio of the gross impaired lending portfolio to gross lending portfolio was 2.3% compared to 3.0% in 2004.
The return on allocated regulatory capital was 25.6% for 2005, up 2.4 percentage points from 23.2% a year earlier. This reflects the increased profitability of the business unit, outpacing the increase in risk-weighted assets.

Results

Pre-tax profit in 2005 was CHF 2,189 million, CHF 176 million or 9% higher than the result achieved in 2004. It was achieved despite a CHF 115 million fall in income, driven mainly by lower interest income. The result shows the continued tight management of our cost base, with an adjusted expected credit loss recovery of CHF 122 million reflecting the structural improvement in our loan portfolio in recent years. While general and administrative costs were at their lowest levels, personnel expenses increased slightly, reflecting an increase in staff levels.

Operating income
Total operating income in 2005 was CHF 5,071 million, up slightly from 2004’s level of CHF 5,039 million. Interest income declined by 2% to CHF 3,317 million in 2005 from CHF 3,390 million in 2004. The decline reflects lower revenues from our reduced recovery portfolio, as well as lower interest margins in our mortgage business. This was partially offset by higher private client mortgage volumes. Non-interest income dropped by CHF 42 million to CHF 1,632 million in 2005 from CHF 1,674 million in 2004, reflecting the gain from the sale of a participation in the Noga Hilton hotel in 2004, partially offset by higher asset-based fees and higher client activity levels. Adjusted expected credit loss recoveries, at CHF 122 million in 2005, increased from an adjusted expected credit loss expense of CHF 25 million in 2004. This positive result reflects the deferred benefit of the structural improvement in our loan portfolio in recent years.

Operating expenses
Operating expenses in 2005 were CHF 2,882 million, down 5% from CHF 3,026 million in 2004. Personnel expenses, at CHF 2,450 million, were up 1% from CHF 2,426 million in 2004, as higher salary costs reflected the 3% increase in personnel, partly offset by lower share-based expenses as less share awards have been granted. General and administrative expenses, at CHF 994 million in 2005, continued to drop and were 7% lower than the CHF 1,064 million recorded in 2004, reflecting our continuing tight cost controls. Net charges to other business units rose to CHF 634 million in 2005 from CHF 533 million in 2004 because of lower charges-in for IT services and insurance. Depreciation in 2005 slightly increased to CHF 72 million from CHF 69 million in 2004 due to higher expenses for information technology equipment.

Financial Businesses
Global Asset Management

Global Asset Management

Pre-tax profit was CHF 1,392 million in 2006, an increase of 32% from the 2005 profit of CHF 1,057 million. Compared with 2005, the increase reflects higher management fees in all businesses and alternative and quantitative investment performance fees. The result was partly offset by higher operating expenses, reflecting increased staffing, performance-related compensation and investments in strategic initiatives and IT projects.

Business Group reporting
	As of or for the year ended			% change from
CHF million, except where indicated	31.12.06	31.12.05	31.12.04	31.12.05

Institutional fees	1,803	1,330	1,085	36

Wholesale Intermediary fees	1,417	1,157	937	22

Total operating income	3,220	2,487	2,022	29

Cash components	1,305	899	822	45

Share-based components[1]	198	89	71	122

Total personnel expenses	1,503	988	893	52

General and administrative expenses	399	304	299	31

Services (to) / from other business units	(105)	116	126

Depreciation of property and equipment	27	21	23	29

Amortization of goodwill	0	0	129

Amortization of intangible assets	4	1	0	300

Total operating expenses	1,828	1,430	1,470	28

Business Group performance before tax	1,392	1,057	552	32

KPI

Cost / income ratio (%)[2]	56.8	57.5	72.7

Institutional

Invested assets (CHF billion)	519	441	344	18

of which: money market funds	28	16	17	75

Net new money (CHF billion)[3]	29.8	21.3	23.7

of which: money market funds	11.0	(3.0)	(1.2)

Gross margin on invested assets (bps)[4]	38	34	32	12

1 Additionally includes social security contributions and expenses related to alternative investment awards.   2 Operating expenses / operating income.   3 Excludes interest and dividend income.   4 Operating income / average invested assets.

Business Group reporting (continued)
	As of or for the year ended			% change from
CHF million, except where indicated	31.12.06	31.12.05	31.12.04	31.12.05

Wholesale Intermediary

Invested assets (CHF billion)	347	324	257	7

of which: money market funds	59	62	64	(5)

Net new money (CHF billion)[1]	7.4	28.2	(4.5)

of which: money market funds	(2.5)	(9.7)	(20.6)

Gross margin on invested assets (bps)[2]	43	40	36	8

Capital return and BIS data

Return on allocated regulatory capital (%)[3]	84.8	69.9	36.4

BIS risk-weighted assets	2,723	1,570	1,702	73

Goodwill and excess intangible assets[4]	1,677	1,438	1,189	17

Allocated regulatory capital[5]	1,949	1,595	1,359	22

Additional information

Invested assets (CHF billion)	866	765	601	13

Net new money (CHF billion)	37.2	49.5	19.2

Personnel (full-time equivalents)	3,436	2,861	2,665	20

1 Excludes interest and dividend income.   2 Operating income / average invested assets.   3 Business Group performance before tax / average allocated regulatory capital.   4 Goodwill and intangible assets in excess of 4% of BIS Tier 1 Capital.   5 10% of BIS risk-weighted assets plus goodwill and excess intangible assets.

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

Financial Businesses
Global Asset Management

2006

Key performance indicators

For 2006, the cost / income ratio was 56.8%, a decrease of 0.7 percentage points from 2005. This was a result of improving operating income, representing higher management fees across all businesses, combined with significantly higher performance fees in alternative and quantitative investments. This was partly offset by increased operating expenses from increased staff levels and higher variable personnel expenses, in line with business growth.

Institutional
Institutional invested assets were CHF 519 billion on 31 December 2006 – up 18% from CHF 441 billion on 31 December 2005, reflecting positive market performance (mainly in equities), strong net new money inflow and the inclusion of Pactual.

In 2006, net new money inflows were CHF 29.8 billion, up from the CHF 21.3 billion recorded in 2005. Strong inflows were reported in most asset classes, partly offset by outflows from equity mandates.

The gross margin on invested assets for 2006 was 38 basis points, up 4 basis points from 2005. The increase is due to income growth, mainly driven by strong performance fees and Dillon Read Capital Management (DRCM) revenues from outside clients, which outpaced the growth in average invested assets.

Wholesale intermediary
Invested assets were CHF 347 billion on 31 December 2006, up by CHF 23 billion from 31 December 2005, reflecting positive market performance, net new money inflows and the inclusion of Pactual.

     In 2006, net new money was CHF 7.4 billion, down from CHF 28.2 billion a year earlier. In 2005, net new money inflows resulted from the large number of product launches across all major asset classes. In 2006 we experienced outflows in fixed income and equities while continuing to experience inflows into multi-asset funds.

     The 2006 gross margin on invested assets was 43 basis points, up by 3 basis points from a year earlier, largely driven by increased management fees.

Results

We had a very strong full-year result in 2006. Pre-tax profit was CHF 1,392 million, up from CHF 1,057 million a year earlier. The increase reflects higher management fees in all businesses and alternative and quantitative investment performance fees. The result was partly offset by higher operating expenses, reflecting increased staffing, performance-related compensation and investments in strategic initiatives and IT projects.

Operating income
In 2006, operating income was CHF 3,220 million, up 29% from CHF 2,487 million a year earlier. Institutional revenues increased by 36% to CHF 1,803 million in 2006 from CHF 1,330 million in 2005, reflecting higher management fees in most investment areas, the result of net new money inflows and higher financial market valuations, combined with significantly higher performance fees in alternative and quantitative investments. Wholesale intermediary revenues rose by 22% to CHF 1,417 million in 2006 from CHF 1,157 million in 2005, reflecting higher management fees in most areas due to net new money inflows and higher market valuations.

Operating expenses
In 2006, operating expenses increased to CHF 1,828 million from CHF 1,430 million in 2005, due to higher staff levels and performance-related compensation. Personnel expenses were CHF 1,503 million in 2006, 52% above 2005, mainly due to the inclusion of DRCM. General and administrative expenses increased by 31% to CHF 399 million in 2006 from CHF 304 million in 2005 mainly due to investments in strategic initiatives. Other business units were charged CHF 105 million compared to the net charges from other business units of CHF 116 million a year earlier, mainly reflecting higher net charges-out to the Investment Bank for investment management services provided by DRCM. Over the same period, depreciation increased by CHF 6 million to CHF 27 million. Amortization of intangible assets slightly increased to CHF 4 million in 2006.

2005

Key performance indicators

For 2005, the cost / income ratio was 57.5%, a decrease of 15.2 percentage points from 2004. This was a result of improving operating income across all businesses, mainly induced by higher asset-based fees. This was also helped by declining operating expenses, mainly the result of the discontinuation of goodwill amortization in 2005.

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
The gross margin on invested assets for full-year 2005 was 34 basis points, slightly above the 32 basis points of full-year 2004.

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
The 2005 gross margin on invested assets was 40 basis points, up by 4 basis points from a year earlier, reflecting shifts into higher margin asset classes.

Results

Pre-tax profit was CHF 1,057 million, an increase of 91% from 2004. The increase was driven by higher operating income, which rose 23%, reflecting strong net new money inflows and a positive market environment that resulted in higher asset valuations. In addition, performance fees, particularly in alternative and quantitative investments, increased. Operating expenses decreased, mainly as a result of the discontinuation of goodwill amortization in 2005, which was partially offset by higher personnel expenses, which rose with the growth of the business.

Operating income
In 2005, operating income was CHF 2,487 million, up 23% from CHF 2,022 million a year earlier. The increase reflects strong net new money inflows and a positive market environment resulting in higher asset valuations and consequently higher asset-based income across all businesses. In addition, performance fees, particularly in alternative and quantitative investments, increased significantly. Institutional revenues increased by 23% to CHF 1,330 million in 2005 from CHF 1,085 million in 2004, reflecting higher management fees in all areas, and higher performance fees, mainly in alternative and quantitative investments. Wholesale intermediary revenues rose by 23% to CHF 1,157 million in 2005 from CHF 937 million in 2004, reflecting higher management fees in all areas due to net new money inflows and higher market valuations.

Operating expenses
In 2005, operating expenses decreased to CHF 1,430 million from CHF 1,470 million in 2004, primarily due to the discontinuation of goodwill amortization and partially offset by higher personnel costs, which rose with the growth of the business. Personnel expenses were CHF 988 million in 2005, 11% above 2004. General and administrative expenses increased by 2% to CHF 304 million in 2005 from CHF 299 million in 2004. Net charges from other business units decreased by CHF 10 million to CHF 116 million in 2005 from CHF 126 million in 2004, partly due to higher charges-out to the wealth management businesses reflecting the higher demand for specialized investment research. Over the same period, depreciation remained virtually unchanged at CHF 21 million, down by only CHF 2 million. There was no amortization of goodwill in 2005 due to a change in accounting. In 2004, amortization of goodwill totaled CHF 129 million. Amortization of intangible assets increased slightly to CHF 1 million due to the acquisition of Siemens’ real estate business.

Financial Businesses
Investment Bank

Investment Bank

In 2006, the Investment Bank’s pre-tax profit was CHF 5,943 million, up 15% from a year earlier. Revenues increased in all three business areas, particularly in equities and investment banking. This was matched by higher costs, for both personnel and general and administrative expenses, as we continued to expand our range of products and services.

Business Group reporting
	For the year ended			% change from
CHF million	31.12.06	31.12.05	31.12.04	31.12.05

Equities	9,397	6,980	5,906	35

Fixed income, rates and currencies	9,056	7,962	8,269	14

Investment banking	3,273	2,506	1,915	31

Income	21,726	17,448	16,090	25

Adjusted expected credit loss[1]	61	36	(7)	69

Total operating income	21,787	17,484	16,083	25

Cash components	9,801	8,065	7,130	22

Share-based components[2]	1,552	1,194	1,022	30

Total personnel expenses	11,353	9,259	8,152	23

General and administrative expenses	3,260	2,215	2,538	47

Services (to) / from other business units	956	640	226	49

Depreciation of property and equipment	203	136	243	49

Amortization of goodwill	0	0	278

Amortization of intangible assets	72	53	36	36

Total operating expenses	15,844	12,303	11,473	29

Business Group performance before tax	5,943	5,181	4,610	15

1 In management accounts, adjusted expected credit loss rather than credit loss expense or recovery is reported for the Business Groups (see note 2 to the financial statements).   2 Additionally includes social security contributions and expenses related to alternative investment awards.

Financial Businesses
Investment Bank

Business Group reporting (continued)
	As of or for the year ended			% change from
CHF million, except where indicated	31.12.06	31.12.05	31.12.04	31.12.05

KPIs

Compensation ratio (%)[1]	52.3	53.1	50.7

Cost / income ratio (%)[2]	72.9	70.5	71.3

Impaired lending portfolio as a % of total lending portfolio, gross[3]	0.1	0.2	0.5

Average VaR (10-day 99% confidence, 5 years of historical data)	420.5	346.4	358.0	21

Capital return and BIS data

Return on allocated regulatory capital (%)[4]	29.4	28.6	30.5

BIS risk-weighted assets	174,599	151,313	116,512	15

Goodwill and excess intangible assets[5]	5,465	4,309	3,579	27

Allocated regulatory capital[6]	22,925	19,440	15,230	18

Additional information

Deferral (included in adjusted expected credit loss)	232	155	85	50

Client assets (CHF billion)	174	164	147	6

Personnel (full-time equivalents)	21,899	18,174	16,970	20

1 Personnel expenses / income.   2 Operating expenses / income.   3 Figures reflect the prime brokerage reclassification as explained in note 1 to the financial statements.   4 Business Group performance before tax / average allocated regulatory capital.   5 Goodwill and intangible assets in excess of 4% of BIS Tier 1 Capital.   6 10% of BIS risk-weighted assets plus goodwill and excess intangible assets.

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

2006

Key performance indicators

The cost / income ratio rose to 72.9% in 2006 from 70.5% a year earlier. The increase in performance-related personnel expenses and higher general and administrative expenses was only partly offset by revenue growth in all of our three businesses.

     The full-year compensation ratio, at 52.3%, fell 0.8 percentage points between 2005 and 2006. Higher revenues more than offset higher performance-related compensation and increased staff levels.

Average Value at Risk (VaR – 10-day, 99% confidence, 5 years of historical data) increased to CHF 420 million, up from CHF 346 million in 2005. Year-end VaR was also higher at CHF 473 million, up from CHF 355 million a year earlier, following the integration of Pactual from 1 December 2006.

Total gross lending portfolio at the Investment Bank was CHF 134 billion on 31 December 2006 compared with CHF 97 billion on 31 December 2005, reflecting our expanding prime brokerage and exchange traded derivatives businesses. The gross impaired lending portfolio to total gross lending portfolio ratio fell to 0.1% from 0.2% in the same period.

The return on allocated regulatory capital was 29.4% in 2006, up from 28.6% a year earlier, reflecting the increase in profit. Risk-weighted assets grew, mainly driven by higher credit exposures from OTC derivatives, collateral trading and the leveraged finance portfolio, in line with the rise in business activity. Goodwill and excess intangible assets rose compared with last year due to the acquisitions of ABN AMRO’s futures and options business and Pactual.

Results

This was our most profitable year ever. Pre-tax profit in 2006 was CHF 5,943 million, up 15% from 2005. This result was driven by strong revenues in equities (up 35%), due to the improved market conditions starting in second half 2005 and continuing throughout 2006. It was also helped by our investment banking business (up 31%), which saw strong performances across all regions. The increase in fixed income, rates and currencies (up 14%) reflects progress in our plan to expand our global syndicated finance, mortgage-backed securities, structured credit and commodities businesses as well as strong revenues in foreign exchange and cash and collateral trading. DRCM’s business activities managed on behalf of the Investment Bank achieved revenues at a level consistent with 2005. We also invested in our IT infrastructure and incurred more professional fees.

Operating income

Total operating income in 2006 was CHF 21,787 million, up 25% from CHF 17,484 million a year earlier.
Equities revenues, at CHF 9,397 million in 2006, were up 35% from CHF 6,980 million in 2005. Overall, cash equity revenues were higher, with results benefiting from positive market conditions generating strong revenues in emerging markets. Increased cash commissions were partially offset by greater facilitation requirements from our clients. Revenues in our derivatives business increased globally due to higher business demand. Equity capital markets revenues rose with increased capital raising activities. Prime brokerage services continued to grow as client numbers and balances increased. Exchange-traded derivatives revenues rose, boosted by the

Financial Businesses
Investment Bank

impact of the acquisition of ABN AMRO’s global futures and options business towards the end of the year. Our proprietary as well as our equity-linked businesses contributed also higher returns compared to the previous year.
Fixed income, rates and currencies revenues were CHF 9,056 million, up 14% from CHF 7,962 million a year earlier. Revenues in the rates business were up against the prior year as a result of higher revenues in energy trading and mortgage backed securities, partially offset by lower income from derivatives. Credit fixed income saw strong growth in structured credit and secondary loan activity. Syndicated finance also recorded higher income as the business benefited from increased market activity. Credit default swaps hedging loan exposures recorded a loss of CHF 245 million compared with gains of CHF 103 million a year earlier. While municipal securities revenues were lower in 2006, the foreign exchange and cash collateral trading business, especially the metals business, saw a significant increase in revenues.
Investment banking revenues, at CHF 3,273 million in 2006, increased 31% from CHF 2,506 million a year earlier. This reflected growth in each region, especially in Asia. The debt and equity capital markets groups reported significant gains over the prior year. Our leveraged finance franchise continued to grow, demonstrating our strengthened commitment to this part of the business. Revenues from the advisory business also increased compared with last year, as clients took advantage of strategic opportunities.

Operating expenses

Operating expenses rose by CHF 3,541 million to CHF 15,844 million in 2006, a 29% increase from CHF 12,303 million a year earlier.
Personnel expenses, at CHF 11,353 million in 2006, increased 23% from a year earlier, reflecting an increase in the bonus accrual and additional salaries due to higher staff levels. Share-based compensation rose 30% from prior year as a result of higher share awards in 2006, and the increased fair value of options granted in 2006 – driven by the rise in UBS’s share price.
General and administrative expenses were CHF 3,260 million in 2006, up 47% from 2005’s CHF 2,215 million. In 2006 we recorded a number of new provisions. IT and other outsourcing costs as well as professional fees rose, driven by higher project spending in support of future business growth in fixed income, prime brokerage and emerging markets. Administration, travel and entertainment and, to a lesser extent, occupancy expenses, increased as well. Provision levels in 2006 rose from 2005.
Charges from other business units increased to CHF 956 million in 2006 from CHF 640 million in 2005. The rise reflects the charges by Global Asset Management for managing the Investment Bank’s funds invested in DRCM as well as higher charges from ITI (IT infrastructure unit) as a result of the increased levels of staff.
Depreciation rose by 49% to CHF 203 million in 2006 from CHF 136 million in 2005 due to higher IT write-offs, office expansion and renewal costs.
The amortization of intangible assets, at CHF 72 million in 2006, was up 36% from CHF 53 million a year earlier due to the two acquisitions – ABN AMRO’s futures and options business and Pactual.

2005

Key performance indicators

The cost / income ratio fell to 70.5% in 2005 from 71.3% a year earlier. Revenue growth, driven by strong performances in investment banking and equities, was partly offset by higher personnel expenses.

The full-year compensation ratio, at 53.1%, rose 2.4 percentage points between 2004 and 2005. This reflects higher performance-related compensation and increased staff levels. Share-based compensation was also higher, since awards made in 2005 for the 2004 financial year contained an increased proportion of stock.
Market risk for the Investment Bank, as measured by the 10-day 99% Value at Risk (VaR), ended the year at CHF 355 million and averaged CHF 346 million for 2005, a slight increase on the 2004 year-end value of CHF 332 million but below the 2004 average of CHF 358 million.
The total gross lending portfolio was CHF 97 billion on 31 December 2005 compared with CHF 78 billion on 31 December 2004, reflecting our expanding prime brokerage and equity finance businesses as well as increased underwriting activity. The gross impaired lending portfolio to total gross lending portfolio ratio fell to 0.2% at the end of 2005 from 0.5% on 31 December 2004.
The return on allocated regulatory capital in 2005 was 28.6%, down 1.9 percentage points from the return of

30.5% a year earlier, despite the growth in pre-tax profit. This reflects the 30% increase in risk-weighted assets which rose due to currency movements and in line with increased lending activity to the Investment Bank’s growing client base.

Results

Pre-tax profit was CHF 5,181 million, up 12% from 2004. The result was driven by strong revenues in investment banking (up 31%) and in equities (up 18%), reflecting our successful expansion in significant growth areas such as M&A, in particular in Asia Pacific, equity derivatives and prime brokerage. Results in the fixed income, rates and currencies business were slightly lower than last year. Lower revenues in structured credit – mainly driven by lower volumes and following the turmoil in the automotive sector in second quarter 2005 – were offset by an increase in the rates business. At the same time, costs increased as our business continued to expand, partially offset by the cessation of goodwill amortization.

Operating income

Total operating income in 2005 was CHF 17,484 million, up 9% from CHF 16,083 million a year earlier.
Equities revenues, at CHF 6,980 million in 2005, were up 18% from CHF 5,906 million in 2004. Significant drivers of the increase were the derivatives business in the Asia Pacific region and Europe as well as prime brokerage, where we saw an impressive revenue gain in the US. Our proprietary and equity-linked businesses contributed slightly lower returns than the previous year.
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
The foreign exchange business decreased as derivatives trading was negatively impacted by historically low volatility levels. This was partially offset by rising cash and col-
lateral trading revenues due to higher market share and volumes.
Investment banking revenues, at CHF 2,506 million in 2005, increased 31% from CHF 1,915 million a year earlier. This reflected growth in each region. Advisory revenues grew significantly, in line with the strong momentum in the M&A business and our increased presence in important transactions. During 2005, our Investment Bank advised on a total of 343 transactions with a deal volume of USD 496 billion, more than doubling from a year earlier. Revenues in the capital markets business rose as well, mainly in debt underwriting and in global syndicated finance, reflecting improved market conditions and our strengthened competitive position.

Operating expenses

Higher personnel costs and increased allocated costs prompted total operating expenses in 2005 to rise to CHF 12,303 million, a 7% increase from CHF 11,473 million a year earlier.
Personnel expenses, at CHF 9,259 million in 2005, increased 14% from a year earlier, reflecting an increase in the bonus accrual and additional salaries from higher staff levels. Share-based compensation rose 17% from prior year due to an increase in share-based awards and the higher UBS share price in 2005 compared with 2004.
General and administrative expenses were CHF 2,215 million in 2005, down 13% from 2004’s CHF 2,538 million. Provisions were lower than in 2004, when we recorded a civil penalty levied by the Federal Reserve Board relating to our banknote trading business. This was partially offset by an increase in IT and other outsourcing costs. Services from other business units increased to CHF 640 million in 2005 from CHF 226 million in 2004. Depreciation eased 44% to CHF 136 million in 2005 from CHF 243 million in 2004 due to the transfer of further IT infrastructure functions into our central ITI unit in Corporate Center. There was no amortization of goodwill in 2005, following a change in accounting. In 2004, amortization of goodwill totaled CHF 278 million. Amortization of intangible assets was CHF 53 million in 2005, up 47% from CHF 36 million a year earlier due to the inclusion of the rest of Brunswick and the capital markets division of Charles Schwab, acquired in third quarter 2004, and the purchase of our remaining stake in Prediction, which became part of UBS in 2005.

Financial Businesses
Corporate Center

Corporate Center

In 2006 Corporate Center recorded a pre-tax loss of CHF 1,083 million, compared with the pre-tax gain of CHF 3,856 million in 2005. The swing between 2005 and 2006 was due to the sale of Private Banks & GAM at the end of 2005. The continuing operations of Corporate Center reported a pre-tax loss of CHF 1,087 million, compared with a loss of CHF 708 million in 2005.

Business Group reporting
	As of or for the year ended			% change from
CHF million, except where indicated	31.12.06	31.12.05	31.12.04	31.12.05

Income	294	455	112	(35)

Credit loss (expense) / recovery[1]	(61)	232	286

Total operating income	233	687	398	(66)

Cash components	1,133	1,059	728	7

Share-based components[2]	131	108	68	21

Total personnel expenses	1,264	1,167	796	8

General and administrative expenses	1,242	1,084	1,077	15

Services (to) / from other business units	(1,978)	(1,730)	(1,509)	(14)

Depreciation of property and equipment	783	857	794	(9)

Amortization of goodwill	0	0	1

Amortization of intangible assets	9	17	17	(47)

Total operating expenses[3]	1,320	1,395	1,176	(5)

Business Group performance from continuing operations before tax	(1,087)	(708)	(778)	(54)

Business Group performance from discontinued operations before tax	4	4,564	396	(100)

Business Group performance before tax	(1,083)	3,856	(382)

Additional information

BIS risk-weighted assets	8,969	8,143	9,841	10

Personnel (full-time equivalents)	4,771	3,922	5,202	22

Personnel excluding ITI (full-time equivalents)	1,716	1,370	2,848	25

Personnel for ITI (full-time equivalents)	3,055	2,552	2,354	20

1 In order to show the relevant Business Group performance over time, the adjusted expected credit loss rather than credit loss expense or recovery is reported for all Business Groups. The difference between the adjusted expected credit loss and the credit loss expense or recovery recorded at Group level is reported in the Corporate Center (see note 2 to the financial statements).   2 Additionally includes social security contributions and expenses related to alternative investment awards.   3 Includes expenses for the Chairman’s Office (comprising the Company Secretary, Board of Directors and Group Internal Audit).

2006

Results

Corporate Center recorded a pre-tax loss from continuing operations of CHF 1,087 million in full-year 2006, compared with a loss of CHF 708 million a year earlier. The increase was mainly driven by a CHF 454 million decline in operating income. The main reason for the decrease was the credit loss expense for 2006, which contrasts with the recovery we recorded in 2005. Additionally, 2006 was negatively impacted by losses from cash flow hedges that were not fully effective.

Operating income

Total operating income decreased to CHF 233 million in 2006 from CHF 687 million in 2005. This reflects the credit loss expense recorded this year, which contrasts with the credit recovery we reported a year earlier. It is also a result of lower income from treasury activities.
The credit loss result booked in Corporate Center represents the difference between the adjusted expected credit loss result recorded in the business units and the credit loss expense or recovery recognized in the UBS financial statements. In 2006, UBS recorded a credit loss recovery of CHF 156 million, compared to a recovery of CHF 375 million in 2005. In 2006, the adjusted expected credit loss recoveries of CHF 217 million credited to the Business Units exceeded UBS’s credit loss recovery. The difference of CHF 61 million was recorded in Corporate Center as a credit loss expense compared with the recovery of CHF 232 million recorded in 2005.
Income decreased by CHF 161 million to CHF 294 million in 2006 compared to CHF 455 million in 2005, mainly due to lower real estate gains and losses related to cash flow hedging (that were gains in 2005). This was slightly offset by gains from FX options in 2006.

Operating expenses

Total operating expenses were CHF 1,320 million in 2006, down CHF 75 million from CHF 1,395 million in 2005. At CHF 1,264 million in 2006, personnel expenses were up 8% from CHF 1,167 million in 2005, mainly reflecting the higher personnel numbers in ITI driven by higher business demand and hiring of people to address the growing complexity of regulatory requirements. Personnel costs increased due to higher performance-related compensation as well as higher expenses for share-based components as the UBS share price increased compared with 2005. In the same period, general and administrative expenses increased 15% to CHF 1,242 million from CHF 1,084 million. In ITI, expenses for rent and maintenance of IT equipment, occupancy and communications increased with higher staff levels. Costs also increased as a small portion of the provision for sub-
leasing office space in the US was booked in Corporate Center. Other businesses were charged CHF 1,978 million compared to CHF 1,730 million, reflecting the business driven cost increases of UBS’s IT infrastructure. Depreciation of property and equipment decreased to CHF 783 million by CHF 74 million or 9%, as several software components came to the end of their depreciation cycle. Amortization of intangible assets was CHF 9 million in 2006, CHF 8 million below the level a year earlier.

IT infrastructure

In 2006, the information technology infrastructure cost per average number of financial business employees was CHF 28,072, up CHF 1,341 from CHF 26,731 in 2005, reflecting the impact of supporting businesses in their growth plans. This was partially offset by cost savings from managing our information technology infrastructure centrally.

2005

Results

Corporate Center’s result from continuing operations was a loss of CHF 708 million in full-year 2005, compared to a loss of CHF 778 million a year earlier. The improvement was driven by a CHF 343 million increase in income.

Private Banks & GAM (discontinued operations)

The sale of Private Banks & GAM to Julius Baer was completed on 2 December 2005. The disposal gain and the operating result realized during the year before the deal closed is reported as pre-tax profit from discontinued operations of CHF 4,564 million in 2005.

Operating income

Total operating income increased to CHF 687 million in 2005 from CHF 398 million in 2004. The result was driven by higher revenues, partially offset by lower credit loss recoveries.
In 2005, the credit loss recovery was CHF 375 million. The adjusted expected credit loss recovery at the Business Unit level was CHF 143 million. This resulted in a credit loss recovery in Corporate Center of CHF 232 million.
In 2004, the Group credit loss recovery was CHF 241 million. The adjusted expected credit loss expense at Business Unit level was CHF 45 million in the same year, resulting in a Corporate Center credit loss recovery of CHF 286 million.
Income increased by CHF 343 million to CHF 455 million in 2005 mainly due to the diversification of capital into US dollars. The higher average equity base produced a positive impact on treasury income, as did a timing effect related to cash flow hedging.

Financial Businesses
Corporate Center

Operating expenses

Total operating expenses were CHF 1,395 million in 2005, up CHF 219 million from CHF 1,176 million in 2004. At CHF 1,167 million in 2005, personnel expenses were up 47% from CHF 796 million in 2004, mainly reflecting the further integration of UBS’s IT infrastructure into ITI. The figure was also due to additional hiring and accruals for performance-related compensation. In the same period, general and administrative expenses increased 1% to CHF 1,084 million from CHF 1,077 million. Lower costs for rent and maintenance of IT equipment in ITI and a release of capital tax accruals were offset by costs incurred for the implementation of new accounting standards and regulatory requirements. Additionally, we saw higher ex-

penses for our brand initiative and corporate real estate. Other businesses were charged CHF 1,730 million compared to CHF 1,509 million, reflecting the further integration of UBS’s IT infrastructure into ITI. Amortization of intangible assets was CHF 17 million in 2005, at the same level as in 2004.

IT infrastructure

In 2005 the information technology infrastructure cost per average number of financial business employees was CHF 26,731, down CHF 1,600 from CHF 28,331 in 2004, showing the positive effects of managing our information technology infrastructure centrally.

Industrial Holdings

Industrial Holdings

Industrial Holdings

Income statement
	As of or for the year ended			% change from
CHF million, except where indicated	31.12.06	31.12.05	31.12.04	31.12.05

Continuing operations

Revenues from Industrial Holdings	693	675	640	3

Other income	301	561	275	(46)

Total operating income	994	1,236	915	(20)

Personnel expenses	202	245	185	(18)

General and administrative expenses	187	184	176	2

Services (to) / from other business units	9	14	20	(36)

Depreciation of property and equipment	18	21	22	(14)

Amortization of goodwill	0	0	27

Amortization of intangible assets	5	4	2	25

Goods and materials purchased	295	283	263	4

Total operating expenses	716	751	695	(5)

Operating profit from continuing operations before tax	278	485	220	(43)

Tax expense	35	175	51	(80)

Net profit from continuing operations	243	310	169	(22)

Discontinued operations

Profit from discontinued operations before tax	852	496	385	72

Tax expense / (benefit)	(13)	87	101

Net profit from discontinued operations	865	409	284	111

Net profit	1,108	719	453	54

Net profit / (loss) attributable to minority interests	104	207	93	(50)

from continuing operations	1	(24)	(21)

from discontinued operations	103	231	114	(55)

Net profit attributable to UBS shareholders	1,004	512	360	96

from continuing operations	242	334	190	(28)

from discontinued operations	762	178	170	328

Additional information

Private Equity[1]

Investments, at cost[2]	344	744	1,219	(54)

Unrecognized gains	517	264	467	96

Portfolio fair value	861	1,008	1,686	(15)

Cost / income ratio (%)[3]	72.0	60.8	76.0

BIS risk-weighted assets	443	2,035	2,773	(78)

Personnel (full-time equivalents)	4,241	21,636	29,453	(80)

1 Only comprises financial investments available-for-sale.   2 Historical cost of investments made, less divestments and impairments.   3 Operating expenses / operating income.

Major participations

Our private equity investments were moved to our Industrial Holdings segment in first quarter 2005, matching our strategy of de-emphasizing and reducing exposure to this asset class while capitalizing on orderly exit opportunities as they arise.

The sale of UBS’s 55.6% stake of Motor-Columbus to a consortium of Atel’s Swiss minority shareholders, EOS Holding and Atel, as well as to French utility Electricité de France (EDF), which was included in this segment, was successfully completed on 23 March 2006. The sale price was set at approximately CHF 1,295 million. The disposal gain of CHF 387 million and the operating result of CHF 71 million realized during the quarter before the deal closed are reported as discontinued operations after tax. All prior periods have been restated accordingly.

2006

In 2006, the Industrial Holdings segment reported a net profit of CHF 1,108 million, of which CHF 1,004 million was attributable to UBS shareholders.

In 2006, we completed the sale of four fully consolidated investments. The realized divestment gains are presented as discontinued operations for Industrial Holdings. Previous income statements have also been restated to reflect these divestments.
In 2006, unconsolidated private equity investments, including those accounted for under the equity method,

recorded total divestment gains of CHF 391 million. The level of financial investments available-for-sale fell to CHF 344 million on 31 December 2006 from CHF 744 million a year earlier due to a number of exits which were partially offset by the funding of existing commitments. The fair value of this part of the portfolio decreased to CHF 861 million in 2006 from CHF 1,008 million in 2005 reflecting revaluations and successful divestments. Unfunded commitments on 31 December 2006 were CHF 227 million, down from CHF 367 million at the end of December 2005.

2005

In 2005, the Industrial Holdings segment reported a net profit attributable to UBS shareholders of CHF 512 million. In 2005, it completed the sale of four fully consolidated investments. The operating profit or loss and gains on disposal are presented as discontinued operations for Industrial Holdings.

In 2005, unconsolidated private equity investments, including those accounted for under the equity method, recorded total divestment gains of CHF 684 million. The level of financial investments available-for-sale fell to CHF 744 million on 31 December 2005 from CHF 1,219 million a year earlier due to a number of exits which were partially offset by the funding of existing commitments. The fair value of this part of the portfolio decreased to CHF 1,008 million in 2005 from CHF 1,686 million in 2004. Unfunded commitments on 31 December 2005 were CHF 367 million, down from CHF 769 million at the end of December 2004, primarily due to the exit from one investment.

Balance Sheet and Cash Flows

Balance Sheet and Cash Flows
Balance sheet and off-balance sheet

Balance sheet and off-balance sheet

UBS’s total assets stood at CHF 2,396.5 billion on 31 December 2006, up from CHF 2,058.3 billion on 31 December 2005. The increase was driven by the growth in the trading portfolio (up CHF 225 billion), collateral trading (up CHF 65 billion) and the loan portfolios (up CHF 33 billion), while positive and negative replacement values each were down CHF 5 billion. Currency movements against the Swiss franc (mainly the 7% depreciation of the US dollar) partially offset the rise. Total liabilities rose due to higher borrowing (up CHF 241 billion), collateral trading liabilities (up CHF 70 billion) and trading liabilities (up CHF 16 billion).

Lending and borrowing

Lending

Cash was CHF 3.5 billion on 31 December 2006, down CHF 1.9 billion from a year earlier, mainly from lower sight deposit balances held with central banks. At CHF 50.4 billion on 31 December 2006, the Due from banks line increased by CHF 16.8 billion, largely related to the integration of ABN AMRO’s futures and options business, and higher lending by the cash and collateral trading business, which is the central funding instance of the bank. The increase was partially offset by lower current account balances in Industrial Holdings relating to the divestment of Motor-Columbus at the beginning of 2006. Our loans to customers stood at CHF 312.5 billion on 31 December 2006, up by CHF 32.6 billion from a year earlier, reflecting higher mortgage volumes in Switzerland and increased secured lending, mainly in our international wealth management businesses. This was further accentuated by a substantial increase in the Investment Bank’s secured lending to prime brokerage clients and to a lesser extent by the integration of ABN AMRO’s futures and options business. This was partially offset by lower secured lending balances to US mortgage originators.

Borrowing

The Due to banks line rose by CHF 79.4 billion mainly due to increased time deposits. Major movements in the Investment Bank’s cash and collateral trading activities were related to a shift from repos to uncollateralized borrowing in connection with the funding of Dillon Read Capital Management (DRCM) assets and the accommodation of the firm’s general growth. Further growth was driven by the integration of ABN AMRO’s futures and options business. Total debt issued (including financial liabilities designated at fair value) increased to CHF 335.8 billion on 31 December 2006, up CHF 57.7 billion from a year earlier. Money market paper issuance increased by CHF

16.9 billion, mainly in Europe and the US. The amount of long-term debt issued (including financial liabilities designated at fair value) grew by CHF 40.9 billion to CHF 216.3 billion.

The Due to customers line was up CHF 103.7 billion, mainly reflecting larger time deposits from private clients in our wealth management franchise around the globe and in Switzerland for our retail banking business. Growth from our Investment Bank’s prime brokerage and exchange traded derivative business related to the integration of ABN AMRO’s futures and options business.

Repo and securities borrowing / lending

In 2006, cash collateral on securities borrowed and reverse repurchase agreements increased by CHF 65 billion or 9% to CHF 757 billion, while the sum of securities lent and repos grew by CHF 70 billion or 13% to CHF 609 billion. The increase stems primarily from the Investment Bank’s matched book (a repo portfolio comprised of assets and liabilities with equal maturities and equal value, so that the risks substantially cancel each other out), and equity securities borrowing activities. Securities lending and repos rose, largely to finance the growth in trading inventory.

Trading portfolio

Trading assets increased by CHF 225 billion to CHF 879 billion on 31 December 2006 from CHF 654 billion on 31 December 2005. Increases were registered in debt instruments (up CHF 124 billion), mainly in asset-backed securities in our mortgage trading and securitized products business and in government securities (within the rates business). Assets in cash and collateral proprietary trading increased and were mostly pledged to central banks. Equity instruments were up by CHF 52 billion, largely driven by the derivatives business on the back of rising equity markets. Money market paper inventories rose in our fixed income, rates and currencies business by CHF 29 billion. Traded loans rose by CHF 11 billion, mainly in the securitization business, while precious metals grew by CHF 8 billion. Over the same period, short trading positions increased by CHF 16 billion to CHF 205 billion.

Replacement values

In 2006 positive and negative replacement values declined by CHF 5 billion to CHF 328 billion and CHF 333 billion respectively. This was the net result of increases in the Equities business from the integration of ABN Amro’s futures and options business and movements in exchange rates in major currencies, slightly outweighed by the decline in replacement values driven by movements in interest rates.

Other assets / liabilities

Investments in associates decreased by 48%, to CHF 1.5 billion on 31 December 2006, mainly due to the sale of UBS’s stake in Motor-Columbus. Property and equipment was down 27% to CHF 6.9 billion, mainly driven by write-offs, partially offset by new investments. Goodwill and other intangible assets, at CHF 14.8 billion on 31 December 2006, rose 10% from a year earlier, reflecting the acquisitions of several businesses during 2006, partially offset by a negative currency impact and the disposal of Motor-Columbus.

Equity

At CHF 49.7 billion on 31 December 2006, equity attributable to UBS shareholders increased by CHF 5.7 billion from 2005. The increase reflects the attributable profit of CHF 12.3 billion, partially offset by dividend payments and share repurchases.
Equity attributable to minority interests decreased by 20% to CHF 6.1 billion on 31 December 2006 from CHF 7.6 billion on the same date a year ago, mainly reflecting the new issuance of preferred securities and the sale of Motor-Columbus.

Contractual obligations

The table below summarizes our contractual obligations as of 31 December 2006. All contracts, with the exception of purchase obligations (those where we are committed to purchasing determined volumes of goods and services), are either recognized as liabilities on our balance sheet or, in the case of operating leases, disclosed in note 27 to the Financial Statements.

The following liabilities recognized on the balance sheet are excluded from the table because we do not consider these obligations to be contractual: provisions, current and deferred tax liabilities, liabilities to employees for equity participation plans, settlement and clearing accounts and amounts due to banks and customers.
Within purchase obligations, we have excluded our obligation to employees under the mandatory notice period, during which we are required to pay employees contractually agreed salaries.
UBS has entered into firm commitments for the acquisition of certain businesses. The terms and conditions of these agreements are disclosed in Note 37 to the Financial Statements – Business Combinations.

Off-balance sheet arrangements

In the normal course of business, UBS enters into arrangements that, under IFRS, are not recognized on the balance sheet and do not affect the income statement. These types of arrangements are kept off-balance sheet as long as they do not become onerous, UBS does not incur an obligation from them or become entitled to a specific asset. As soon as such an obligation is incurred, it is recognized on the balance sheet, with the resulting loss recorded in the income statement. It should be noted, however, that the amount recognized on the balance sheet does not, in many instances, represent the full loss potential inherent in such arrangements.

For the most part, the arrangements discussed below either meet the financial needs of customers or offer investment opportunities through entities that are not controlled by UBS. The importance of such arrangements to us, with respect to liquidity, capital resources or market and credit risk support, is minimal. We do not rely on such arrangements as a major source of revenue. They have also not resulted in significant expenses for UBS and we do not expect them to do so in the future. The following paragraphs discuss three distinct areas of off-balance sheet arrangements and any potential obligations that may arise from them as of 31 December 2006.

Guarantees

In the normal course of business, we issue various forms of guarantees to support our customers. With the exception of related premiums, these guarantees are kept off-balance sheet unless a provision is needed to cover probable losses. The maximum claim subject to credit risk arising from these guarantees is disclosed in Note 26 to the Financial Statements. On 31 December 2006 the amount is slightly above the level of a year earlier. Fee income from issuing guarantees is not material to our total revenues. Losses incurred under guarantees and income from the release of related provisions were insignificant for each of the last three years.

Contractual obligations
	Payment due by period
CHF million	Less than 1 year	1–3 years	3–5 years	More than 5 years

Long-term debt	37,086	52,263	32,435	84,421

Capital lease obligations	154	324	115	0

Operating leases	1,003	1,919	1,561	4,280

Purchase obligations	712	528	279	103

Other long-term liabilities	419	2,079	39	1,775

Total	39,374	57,113	34,429	90,579

Balance Sheet and Cash Flows
Balance sheet and off-balance sheet

Retained interests

UBS sponsors the creation of Special Purpose Entities (SPEs) that facilitate the securitization of acquired residential and commercial mortgage loans and related securities. We also securitize customers’ debt obligations in transactions that involve SPEs which issue collateralized debt obligations. A typical securitization transaction of this kind would involve the transfer of assets into a trust or corporation in return for beneficial interests in the form of securities. Generally, the beneficial interests are sold to third parties shortly after securitization. We do not provide guarantees or other forms of credit support to these SPEs. Financial assets are no longer reported in our consolidated financial statements once their risks and rewards are transferred to a third party. For further discussion of our securitization activities, see Note 42.2 to the Financial Statements.

Derivative instruments recorded in equity

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

Balance Sheet and Cash Flows
Cash Flows

Cash flows

2006

At end-2006, the level of cash and cash equivalents rose to CHF 136.1 billion, up CHF 45.1 billion from CHF 91.0 billion at end-2005.

Operating activities

Net cash flow used in operating activities was CHF 4.7 billion in 2006 compared to a cash outflow of CHF 63.2 billion in 2005. Operating cash inflows (before changes in operating assets and liabilities and income taxes paid) totaled CHF 15.3 billion in 2006, an increase of CHF 0.7 billion from 2005. Our net profit decreased by CHF 1.9 billion compared to 2005.
Cash of CHF 98.7 billion was used to fund the net increase in operating assets, while a net increase in operating liabilities generated cash inflows of CHF 81.3 billion. The increase in cash was used to fund operating assets – in line with the expansion of our business. Payments to tax authorities were CHF 2.6 billion in 2006, up CHF 0.2 billion from a year earlier.

Investing activities

Investing activities generated a cash inflow of CHF 4.4 billion. The net cash inflow for investments in associates and subsidiaries was CHF 2.9 billion. This reflected cash outflows of CHF 3.5 billion for acquisitions, which were more than offset by cash inflows of CHF 6.4 billion relating to them. Purchases of property and equipment totaled CHF 1.8 billion and the net divestment of financial investments available-for-sale was CHF 1.7 billion. Disposals of subsidiaries and associates in 2006 generated a cash inflow of CHF 1.2 billion, mainly due to the sale of Motor-Columbus. In 2005, we saw a net cash outflow from investing activities of CHF 2.4 billion. This was because we acquired new businesses worth CHF 1.5 billion and made CHF 1.6 billion in net purchases of property and equipment. This was only partially offset by disposals of subsidiaries and associates.

Financing activities

In 2006, financing activities generated cash flow of CHF 47.4 billion, which were used to finance the expansion of our business activities. This reflected the net issuance of money market paper of CHF 16.9 billion and the issuance of CHF 97.7 billion in long-term debt – the latter significantly outpacing long-term debt repayments, which totaled CHF 60.0 billion. That inflow was partly offset by outflows attributable to net movements in treasury shares and own equity deriva-

tive activity (CHF 3.6 billion), and dividend payments (CHF 3.2 billion). In 2005, we also had a net cash inflow of CHF 64.5 billion from our financing activities. The difference between the two years was mainly due to a net decrease in issuance of long-term debt and money market paper by CHF 14.4 billion in 2006.

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
Cash of CHF 155.5 billion was used to fund the net increase in operating assets, while a net increase in operating liabilities generated cash inflows of CHF 80.1 billion. The increase in cash was used to fund operating assets – in line with the expansion of our business. The comparative amounts in 2004 and 2003 were smaller, primarily due to the continuing recovery seen in the financial markets. Payments to tax authorities were CHF 2.4 billion in 2005, up CHF 1.1 billion from a year earlier, reflecting the increase in net profit between 2004 and 2003.

Investing activities

Investing activities generated a cash outflow of CHF 2.4 billion, due to our acquisition of new businesses totaling CHF 1.5 billion, increase of purchase of property and equipment of CHF 1.9 billion and net increase of financial investments of CHF 2.5 billion. Disposals of subsidiaries and associates in 2005 generated a cash inflow of CHF 3.2 billion, mainly due to the sale of Private Banks & GAM of CHF 1.9 billion. By contrast, in 2004 we saw a net cash outflow from investing activities of CHF 1.0 billion mainly due to the acquisitions of new businesses of CHF 2.5 billion and a net purchase of property and equipment of CHF 0.5 billion. This was only partially offset by disposals of subsidiaries and associates and net sales of financial investments.

Balance Sheet and Cash Flows
Cash Flows

Financing activities

In 2005, financing activities generated cash flow of CHF 64.5 billion, which was used to finance the expansion of our business activities. This reflected the net issuance of money market paper of CHF 23.2 billion and the issuance of CHF 76.3 billion in long-term debt – the latter significantly outpacing long-term debt repayments, which totaled CHF 30.5 billion.

That inflow was partly offset by outflows attributable to net movements in treasury shares and own equity derivative activity (CHF 2.4 billion), and dividend payments (CHF 3.1 billion). In contrast, in 2004, we also had a net cash inflow of CHF 39.8 billion from our financing activities. The difference between the two years was mainly due to the fact that long-term debt issuance increased by CHF 25.1 billion in 2005.

Accounting Standards and Policies

Accounting Standards and Policies
Accounting principles

Accounting principles

The UBS Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS). As a US listed company, we also provide a description in Note 42 to the Financial Statements of the significant differences which would arise were our accounts to be presented under the United States Generally Accepted Accounting Principles (US GAAP), and a detailed reconciliation of equity attributable to shareholders under IFRS and net profit to US GAAP.

Except where clearly identified, all of UBS’s financial information presented in this document is presented on a consolidated basis under IFRS.
Pages 215 to 228 contain the financial statements for the UBS AG Parent Bank – the Swiss company, including branches worldwide, which owns all the UBS companies, directly or indirectly. The Parent Bank’s financial statements are prepared in order to meet Swiss regulatory requirements and in compliance with Swiss Banking Law. Except in those pages, or where otherwise explicitly stated, all references to “UBS” refer to the UBS Group and not to the Parent Bank.
All references to 2006, 2005 and 2004 refer to the UBS Group and the Parent Bank’s fiscal years ended 31 December 2006, 2005 and 2004. The Financial Statements for the UBS Group and the Parent Bank have been audited by Ernst & Young Ltd.
An explanation of the critical accounting policies applied in the preparation of our financial statements is provided below. The basis of our accounting is given in Note 1 to the Financial Statements.

Standards for management accounting

Our management reporting systems and policies determine the revenues and expenses directly attributable to each business unit. The presentation of the business segments reflects UBS’s organizational structure and management responsibilities. Internal charges and transfer pricing adjustments are reflected in the performance of each business unit.

Inter-business unit revenues and expenses. Revenue-sharing agreements are used to allocate external customer revenues to business units on a reasonable basis. Inter-business unit charges are reported in the line “Services to / from other Business Units” for both Business Units concerned.

Transactions between Business Units are conducted at internally agreed transfer prices or at arm’s length. Corporate Center expenses are allocated to the operating Business Units to the extent appropriate.

Net interest income is allocated to the Business Units based on their balance sheet positions. Assets and liabilities of the financial businesses are funded through and invested with the central treasury departments, with the net margin reflected in the results of each Business Unit. To complete the allocation, the financial businesses are credited with a risk-free return on their regulatory capital requirements adding goodwill and excess intangible assets (see below).
Commissions are credited to the Business Unit with the corresponding customer relationship, with revenue-sharing agreements for the allocation of customer revenues where several business units are involved in value creation.
For internal management reporting purposes and in the results discussion, we measure credit loss using an expected loss concept. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three-year period (shown as ‘deferral’ in the table). The difference between the sum of these adjusted expected credit loss figures, which are charged to the Business Groups or Units, and the credit loss expense recorded at Group level for financial reporting purposes is reported in Corporate Center. The table on the next page shows the adjusted expected credit loss charged to the Business Groups.
Regulatory capital requirements for the Business Units are defined as 10% of BIS risk-weighted assets. To measure capital consumption of the Business Units, we adjust regulatory capital for the goodwill and excess intangible assets allocated. Return on allocated regulatory capital is a key performance indicator for the Investment Bank and the Business Banking Switzerland unit.
The levels of personnel are expressed in terms of full-time equivalents (FTE) and measured as a percentage of the standard hours normally worked by permanent full-time staff. The FTE level cannot exceed 1.0 for any individual. Personnel includes all staff and trainees other than contractors.

Credit loss result recorded at Business Group / Unit level
CHF million	Global Wealth Management & Business Banking			Investment Bank	UBS total
	Wealth Management
	International &	Wealth	Business Banking
For the year ended 31.12.06	Switzerland	Management US	Switzerland

Expected credit loss	(78)	(8)	(327)	(171)	(584)

Deferral	49	8	512	232	801

Adjusted expected credit loss	(29)	0	185	61	217

Credit loss (expense) / recovery	1	(1)	109	47	156

Balancing item recorded as credit loss (expense) / recovery in Corporate Center					(61)

Accounting Standards and Policies
Critical accounting policies

Critical accounting policies

Basis of preparation and selection of policies

We prepare our Financial Statements in accordance with IFRS, and provide a reconciliation to generally accepted accounting principles in the United States (US GAAP). The application of certain of these accounting principles requires considerable judgment based upon estimates and assumptions that involve significant uncertainty at the time they are made. Changes in assumptions may have a significant impact on the Financial Statements in the periods where assumptions are changed. Accounting treatments where significant assumptions and estimates are used are discussed in this section, as a guide to understanding how their application affects our reported results. A broader and more detailed description of the accounting policies we employ is shown in Note 1 to the Financial Statements.

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
Many of the judgements we make when applying accounting principles depend on an assumption, which we believe to be correct, that UBS maintains sufficient liquidity to hold positions or investments until a particular trading strategy matures – i.e. that we do not need to realize positions at unfavorable prices in order to fund immediate cash needs. Liquidity is discussed in more detail in the Treasury Management chapter of the Handbook 2006 / 2007.

Fair value of financial instruments

Financial assets and financial liabilities in our trading portfolio, financial assets and liabilities designated at fair value and derivative instruments are recorded at fair value on the balance sheet, with changes in fair value recorded in net trading income in the income statement. Key judgments affecting this accounting policy relate to how we determine fair value for such assets and liabilities.

Where no active market exists, or where quoted prices are not otherwise available, we determine fair value using a variety of valuation techniques. These include present value methods, models based on observable input parameters, and models where some of the input parameters are unobservable.

Valuation models are used primarily to value derivatives transacted in the over-the-counter market, including credit derivatives, and unlisted securities with embedded derivatives. All valuation models are validated before they are used as a basis for financial reporting, and periodically reviewed thereafter, by qualified personnel independent of the area that created the model. Wherever possible, we compare valuations derived from models with quoted prices of similar financial instruments, and with actual values when realized, in order to further validate and calibrate our models.

A variety of factors are incorporated into our models, including actual or estimated market prices and rates, such as time value and volatility, and market depth and liquidity. Where available, we use market observable prices and rates derived from market verifiable data. Where such factors are not market observable, changes in assumptions could affect the reported fair value of financial instruments. We apply our models consistently from one period to the next, ensuring comparability and continuity of valuations over time, but estimating fair value inherently involves a significant degree of judgment. Management therefore establishes valuation adjustments to cover the risks associated with the estimation of unobservable input parameters and the assumptions within the models themselves. Valuation adjustments are also made to reflect such elements as deteriorating creditworthiness (including country-specific risks), concentrations in specific types of instruments and market risk factors (interest rates, currencies etc), and market depth and liquidity. Although a significant degree of judgment is, in some cases, required in establishing fair values, management believes that the fair values recorded in the balance sheet and the changes in fair values recorded in the income statement are prudent and reflective of the underlying economics, based on our established fair value and model governance policies and the related controls and procedural safeguards we employ. Nevertheless, for valuations derived from models we have estimated the effect that a change in assumptions to reasonably possible alternatives could have on fair values where inputs are not market observable. To estimate that effect on the Financial Statements, we recalculated the model valuation adjustments at higher and lower confidence levels than originally applied. A similar approach was used for valuations other than those based on models. For all financial instruments carried at fair value which rely on assumptions for their valuation, we estimate that fair value could lie in a range from CHF 1,038 million lower to CHF 955 million higher than the fair values recognized in the Financial Statements. In 2005 the estimate of that range was CHF 1,094 million lower to CHF 1,176 million higher than the amounts recognized on the balance sheet.

Recognition of deferred Day 1 profit and loss

A closely related issue to determining fair value of financial instruments is the recognition of deferred Day 1 profit and loss. We have entered into transactions, some of which will mature in the long term, where we determine fair value using valuation models for which not all inputs are market observable prices or rates. We initially recognize such a financial instrument at the transaction price, which is the best indicator of fair value, although the value obtained from the relevant valuation model may differ. Such a difference between the transaction price and the model value is commonly referred to as “Day 1 P / L”. We do not immediately recognize that initial difference, usually a gain, in profit and loss because the applicable accounting literature prohibits immediate recognition of Day 1 profit. The accounting literature does not, however, address its subsequent recognition prior to the time when fair value can be determined using market observable inputs or by reference to prices for similar instruments in active markets. It also does not address subsequent measurement of these instruments and recognition of subsequent fair value changes indicated by the model.

Our decisions regarding recognizing deferred Day 1 profit are made after careful consideration of facts and circumstances to ensure we do not prematurely release a portion of the deferred profit to income. For each transaction, we determine, individually, the appropriate method of recognizing the Day 1 profit amount in the income statement. It may be amortized over the life of the transaction, or deferred until fair value can be determined using market observable inputs, or realized through settlement. In all instances, any unrecognized Day-1 profit is immediately released to income if fair value of the financial instrument in question can be determined either by using market observable model inputs or by reference to a quoted price for the same product in an active market.
Changes in fair value after Day 1 resulting from changes in observable parameters or otherwise indicated by the model are recognized immediately in the income statement independently of the release of deferred Day 1 profits.

Special Purpose Entities and securitizations

UBS sponsors the formation of Special Purpose Entities (SPEs) primarily to allow clients to hold investments in separate legal entities, to allow clients to jointly invest in alternative assets, for asset securitization transactions, and for buying or selling credit protection. In accordance with IFRS we do not consolidate SPEs that we do not control. In order to determine whether we control an SPE or not, we have to make judgments about risks and rewards and assess our ability to make operational decisions for the SPE in question. In many instances, elements are present that, considered in isolation, indicate control or lack of control over an SPE, but when considered together make it difficult to reach a clear conclusion. When assessing whether we have to consolidate an SPE we evaluate a range of factors, including whether (a) the activities of the SPE are being conducted on our behalf according to our specific business needs so that we obtain the benefits from the SPE’s operations, or (b) we have decision-making powers to obtain the majority of the benefits of the activities of the SPE, or UBS has delegated these decision-making powers by setting up an autopilot mechanism, or (c) we have the rights to obtain the majority of the benefits of the activities of an SPE and therefore may be exposed to risks arising from the activities of the SPE, or (d) we retain the majority of the residual or ownership risks related to the SPE or its assets in order to obtain the benefits from its activities. We consolidate an SPE if our assessment of the relevant factors indicates that we control the SPE.

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
SPEs used to allow clients to jointly invest in alternative assets, e.g. feeder funds, for which generally no active markets exist, are often in the form of limited partnerships. Investors are the limited partners and contribute all or the majority of the capital, whereas UBS serves as the general partner. In that capacity, UBS is the investment manager and has sole discretion about investment and other administrative decisions, but has no or only a nominal amount of capital invested. UBS typically receives service and commission fees for its services as general partner, but does not, or only to a minor extent, participate in the risks and rewards of the vehicle, which reside with the limited partners. In most instances, limited partnerships are not consolidated under IFRS because UBS’s legal and contractual rights and obligations indicate that UBS does not have the power to govern the financial and operating policies of these entities and concurrently does not have the objective of obtaining benefits from its activities through such power.
SPEs used for securitization. SPEs for securitization are created when UBS has assets (for example a portfolio of loans) which it sells to an SPE, and the SPE in turn sells interests in the assets as securities to investors. Consolidation of these SPEs depends mainly on whether UBS retains the majority of the benefits or risks of the assets in the SPE.

Accounting Standards and Policies
Critical accounting policies

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

Allowances and provisions for credit losses

Financial assets accounted for at amortized cost are assessed for objective evidence of impairment and required allowances are estimated in accordance with IAS 39. Impairment exists if the book value of a claim or a portfolio of claims exceeds the present value of the cash flows actually expected in future periods. These cash flows include scheduled interest payments, principal repayments, or other payments due (for example from guarantees), including liquidation of collateral where available.

The total allowance for recognized financial assets and credit loss provision for off-balance sheet obligations consists of two components: specific counterparty allowances and provisions, and collectively assessed allowances and provisions. The specific counterparty component applies to claims evaluated individually for impairment and is based upon management’s best estimate of the present value of the cash flows which are expected to be received. In estimating these cash flows, management makes judgments about a counterparty’s financial situation and the net realizable value of any underlying collateral or guarantees in our favor. Each impaired financial asset is assessed on its merits, and the workout strategy and estimate of cash flows considered recoverable are independently approved by the Credit Risk Control function. Collectively assessed credit loss allowances and provisions cover credit losses inherent in portfolios of claims with similar economic characteristics where there is objective evidence to suggest that they contain impaired claims but the individual impaired items cannot yet be identified. In assessing the need for collective loan loss allowances and provisions, management considers factors such as credit quality, portfolio size, concentrations, and economic factors. In order to estimate the required allowance or provision, we make assumptions both to define the way we model inherent losses and to determine the required input parameters, based on historical experience and current economic conditions.

The accuracy of the allowances and provisions we make depends on how well we estimate future cash flows for specific counterparty allowances and provisions and the model assumptions and parameters used in determining collective allowances and provisions. While this necessarily involves judgment, we believe that our allowances and provisions are reasonable and supportable.
Further details on this subject are given in Note 1a10) to the Financial Statements and in the Risk Management chapter of the Handbook 2006 / 2007.

Equity compensation

IFRS 2, Share-based Payments, addresses the accounting for share-based employee compensation and was adopted by UBS on 1 January 2005 on a fully retrospective basis. The effect of applying IFRS 2 is disclosed in Note 1b) to the Financial Statements, and further information on UBS equity compensation plans, including inputs used to determine the fair value of options, is disclosed in Note 32.

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
Some of the model inputs we use are not market-observable and have to be estimated or derived from available data. Use of different estimates would produce different option values, which in turn would result in higher or lower compensation expense recognized.
Several recognized models for the valuation of options exist but none can be singled out as the best or most correct. The model we apply has been selected because it is able to handle some of the specific features included in the options granted to our employees. If we were to use a different model, the option values produced would be different, even if we used the same inputs.
Using both different inputs and a different valuation model could have a significant impact on the fair value of employee share options, which could be either higher or lower than the values produced by the model we apply and the inputs we have used.

Financial Statements

Financial Statements

Financial Statements

Financial Statements

Financial Statements
Management’s report on internal control over financial reporting

Management’s report on internal control
over financial reporting

The Board of Directors and management of UBS AG (UBS) are responsible for establishing and maintaining adequate internal control over financial reporting. UBS’s internal control over financial reporting is designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with International Financial Reporting Standards (IFRS) including a reconciliation of net profit and equity attributable to UBS shareholders to US Generally Accepted Accounting Principles (US GAAP).

UBS’s internal control over financial reporting includes those policies and procedures that:
–	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets;
–	Provide reasonable assurance that transactions are recorded as necessary to permit preparation and fair presentation of financial statements, and that receipts and expenditures of the company are being made only in accordance with authorizations of UBS management; and
–	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

UBS management assessed the effectiveness of UBS’s internal control over financial reporting as of December 31, 2006 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of December 31, 2006, UBS’s internal control over financial reporting was effective.
The audited consolidated financial statements of UBS include the results of Banco UBS Pactual S.A. but management’s assessment does not include an assessment of the internal control over financial reporting of this entity because it was acquired on December 1, 2006. This approach is consistent with published SEC guidance on the permissible scope of management’s internal control report. The financial statements for this entity reflect total assets and operating income constituting less than 1% of the related consolidated financial statement amounts as of and for the year ended December 31, 2006.
Management’s assessment of the effectiveness of UBS’s internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young Ltd, UBS’s independent registered public accounting firm, as stated in their report appearing on page 78, which expressed unqualified opinions on management’s assessment and on the effectiveness of UBS’s internal control over financial reporting as of December 31, 2006.

Financial Statements
Report of Independent Registered Public Accounting
Firm – Internal Control over Financial Reporting

Report of Independent Registered Public Accounting

ERNST & YOUNG

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS AG, Zurich and Basel

Basel, 10 March 2007

As auditors of the group we have audited management's assessment, included in the *Management's Report on Internal Control Over Financial Reporting on page* 77, that UBS AG maintained effective internal control over financial reporting as of 31 December 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). UBS AG's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Offices in Aarau, Baden, Basel, Berne, Geneva, Lausanne, Lucerne, Lugano, St.Gallen, Zug, Zurich.
Member of the Swiss Chamber of Auditors.

Page 2/2

As indicated in the accompanying *Management's Report on Internal Control over Financial Reporting*, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Banco UBS Pactual S.A., which is included in the 2006 consolidated financial statements of UBS AG and constituted less than 1% of total assets as of 31 December 2006 and less than 1% of operating income for the year then ended. Our audit of internal control over financial reporting of UBS AG also did not include an evaluation of the internal control over financial reporting of Banco UBS Pactual S.A.

In our opinion, management's assessment that UBS AG maintained effective internal control over financial reporting as of 31 December 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, UBS AG maintained, in all material respects, effective internal control over financial reporting as of 31 December 2006, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) as well as Swiss Auditing Standards, the 2006 consolidated balance sheets of UBS AG as of 31 December 2006 and 2005, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended 31 December 2006 and notes thereto, of UBS AG and our report dated 10 March 2007 expressed an unqualified opinion thereon.

Ernst & Young Ltd

Andrew McIntyre Chartered Accountant (in charge of the audit)	Dr. Andreas Blumer Swiss Certified Accountant

Financial Statements
Report of the Group Auditors

Report of the Group Auditors

ERNST & YOUNG

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS AG, Zurich and Basel

Basel, 10 March 2007

Report of the group auditors - Independent Registered Public Accounting Firm Consolidated Financial Statements

As auditors of the group we have audited the consolidated balance sheets of UBS AG as of 31 December 2006 and 2005, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended 31 December 2006, and notes thereto on pages 82 to 214. These consolidated financial statements are the responsibility of the company's management and the board of directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements in Switzerland concerning professional qualification and independence.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), as well as Swiss Auditing Standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of UBS AG as of 31 December 2006 and 2005, and the consolidated results of operations and cash flows for each of the three years in the period ended 31 December 2006, in conformity with International Financial Reporting Standards, and they comply with Swiss Law.

In accordance with Swiss Law, we recommend that the consolidated financial statements submitted to you be approved.

As described in Note 1 b) to the financial statements, effective December 2006, UBS AG changed its method of evaluating the effect of unrecorded adjustments.

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
Member of the Swiss Chamber of Auditors.

Page 2/2

December 2006 and 2005 and the results of operations for each of the three years in the period ended 31 December 2006 to the extent summarized in note 41 of the notes to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the effectiveness of UBS AG's internal control over financial reporting as of 31 December 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 10 March 2007 expressed an unqualified opinion thereon.

Ernst & Young Ltd

Andrew McIntyre	Dr. Andreas Blumer
Chartered Accountant	Swiss Certified Accountant
(in charge of the audit)

Financial Statements

Financial Statements

Income Statement

Income Statement
		For the year ended			% change from
CHF million, except per share data	Note	31.12.06	31.12.05	31.12.04	31.12.05

Continuing operations

Interest income	3	87,401	59,286	39,228	47

Interest expense	3	(80,880)	(49,758)	(27,484)	63

Net interest income	3	6,521	9,528	11,744	(32)

Credit loss (expense) / recovery		156	375	241	(58)

Net interest income after credit loss expense		6,677	9,903	11,985	(33)

Net fee and commission income	4	25,881	21,436	18,506	21

Net trading income	3	13,318	7,996	4,902	67

Other income	5	1,596	1,122	853	42

Revenues from industrial holdings		693	675	640	3

Total operating income		48,165	41,132	36,886	17

Personnel expenses	6	23,671	20,148	17,891	17

General and administrative expenses	7	8,116	6,632	6,563	22

Depreciation of property and equipment	15	1,263	1,261	1,284	0

Amortization of goodwill	16	0	0	673

Amortization of other intangible assets	16	153	131	170	17

Goods and materials purchased		295	283	263	4

Total operating expenses		33,498	28,455	26,844	18

Operating profit from continuing operations before tax		14,667	12,677	10,042	16

Tax expense	22	2,786	2,471	2,155	13

Net profit from continuing operations		11,881	10,206	7,887	16

Discontinued operations

Operating profit from discontinued operations before tax	38	856	5,060	781	(83)

Tax expense / (benefit)	22	(13)	576	198

Net profit from discontinued operations		869	4,484	583	(81)

Net profit		12,750	14,690	8,470	(13)

Net profit attributable to minority interests		493	661	454	(25)

from continuing operations		390	430	340	(9)

from discontinued operations		103	231	114	(55)

Net profit attributable to UBS shareholders		12,257	14,029	8,016	(13)

from continuing operations		11,491	9,776	7,547	18

from discontinued operations		766	4,253	469	(82)

Earnings per share

Basic earnings per share (CHF)	8	6.20	6.97	3.89	(11)

from continuing operations		5.81	4.85	3.66	20

from discontinued operations		0.39	2.12	0.23	(82)

Diluted earnings per share (CHF)	8	5.95	6.68	3.70	(11)

from continuing operations		5.58	4.66	3.49	20

from discontinued operations		0.37	2.02	0.21	(82)

Balance Sheet

Balance Sheet
				% change from
CHF million	Note	31.12.06	31.12.05	31.12.05

Assets

Cash and balances with central banks		3,495	5,359	(35)

Due from banks	10	50,426	33,644	50

Cash collateral on securities borrowed	11	351,590	288,435	22

Reverse repurchase agreements	11	405,834	404,432	0

Trading portfolio assets	12	627,036	499,297	26

Trading portfolio assets pledged as collateral	12	251,478	154,759	62

Positive replacement values	23	328,445	333,782	(2)

Financial assets designated at fair value	9	5,930	1,153	414

Loans	10	312,521	279,910	12

Financial investments available-for-sale	13	8,937	6,551	36

Accrued income and prepaid expenses		10,361	8,918	16

Investments in associates	14	1,523	2,956	(48)

Property and equipment	15	6,913	9,423	(27)

Goodwill and other intangible assets	16	14,773	13,486	10

Other assets	17,22	17,249	16,243	6

Total assets		2,396,511	2,058,348	16

Liabilities

Due to banks	18	203,689	124,328	64

Cash collateral on securities lent	11	63,088	59,938	5

Repurchase agreements	11	545,480	478,508	14

Trading portfolio liabilities	12	204,773	188,631	9

Negative replacement values	23	332,533	337,663	(2)

Financial liabilities designated at fair value	19	145,687	117,401	24

Due to customers	18	570,565	466,907	22

Accrued expenses and deferred income		21,527	18,791	15

Debt issued	19	190,143	160,710	18

Other liabilities	20,21,22	63,251	53,837	17

Total liabilities		2,340,736	2,006,714	17

Equity

Share capital		211	871	(76)

Share premium		9,870	9,992	(1)

Net income recognized directly in equity, net of tax		815	(182)

Revaluation reserve from step acquisitions, net of tax		38	101	(62)

Retained earnings		49,151	44,105	11

Equity classified as obligation to purchase own shares		(185)	(133)	(39)

Treasury shares		(10,214)	(10,739)	5

Equity attributable to UBS shareholders		49,686	44,015	13

Equity attributable to minority interests		6,089	7,619	(20)

Total equity		55,775	51,634	8

Total liabilities and equity		2,396,511	2,058,348	16

Financial Statements

Statement of Changes in Equity

Statement of Changes in Equity
	For the year ended
CHF million	31.12.06	31.12.05	31.12.04

Share capital

Balance at the beginning of the year	871	901	946

Issue of share capital	1	2	2

Capital repayment by par value reduction	(631)

Cancellation of second trading line treasury shares	(30)	(32)	(47)

Balance at the end of the year	211	871	901

Share premium

Balance at the beginning of the year	9,992	9,231	7,595

Premium on shares issued and warrants exercised	46	36	70

Net premium / (discount) on treasury share and own equity derivative activity	(271)	(309)	(20)

Employee share and share options plans	(508)	768	1,244

Tax benefits from exercise of employee share options	611	266	342

Balance at the end of the year	9,870	9,992	9,231

Net income recognized directly in equity, net of tax

Foreign currency translation

Balance at the beginning of the year	(432)	(2,520)	(1,694)

Movements during the year	(1,186)	2,088	(826)

Subtotal – balance at the end of the year[1]	(1,618)	(432)	(2,520)

Net unrealized gains / (losses) on financial investments available-for-sale, net of tax

Balance at the beginning of the year	931	761	399

Net unrealized gains / (losses) on financial investments available-for-sale	2,574	463	501

Impairment charges reclassified to the income statement	19	96	192

Realized gains reclassified to the income statement	(649)	(396)	(353)

Realized losses reclassified to the income statement	1	7	22

Subtotal – balance at the end of the year	2,876	931	761

Changes in fair value of derivative instruments designated as cash flow hedges, net of tax

Balance at the beginning of the year	(681)	(322)	(144)

Net unrealized gains / (losses) on the revaluation of cash flow hedges	1	(474)	(223)

Net unrealized (gains) / losses reclassified to the income statement	237	115	45

Subtotal – balance at the end of the year	(443)	(681)	(322)

Balance at the end of the year	815	(182)	(2,081)

Revaluation reserve from step acquisitions, net of tax

Balance at the beginning of the year	101	90

Movements during the year	(63)	11	90

Balance at the end of the year	38	101	90

Retained earnings

Balance at the beginning of the year	44,105	36,692	35,951

Net profit attributable to UBS shareholders for the year	12,257	14,029	8,016

Dividends paid[2]	(3,214)	(3,105)	(2,806)

Cancellation of second trading line treasury shares	(3,997)	(3,511)	(4,469)

Balance at the end of the year	49,151	44,105	36,692

Equity classified as obligation to purchase own shares

Balance at the beginning of the year	(133)	(96)	(49)

Movements during the year	(52)	(37)	(47)

Balance at the end of the year	(185)	(133)	(96)

Treasury shares

Balance at the beginning of the year	(10,739)	(11,105)	(9,654)

Acquisitions	(8,314)	(8,375)	(9,368)

Disposals	4,812	5,198	3,401

Cancellation of second trading line treasury shares	4,027	3,543	4,516

Balance at the end of the year	(10,214)	(10,739)	(11,105)

Equity attributable to UBS shareholders	49,686	44,015	33,632

1 Net of CHF 83 million, CHF (292) million and CHF 236 million of related taxes for the years ended 2006, 2005 and 2004 respectively.   2 Dividends of CHF 1.60 per share, CHF 1.50 per share and CHF 1.30 per share were paid on 24 April 2006, 26 April 2005 and 20 April 2004, respectively.

Statement of Changes in Equity (continued)
	For the year ended
CHF million	31.12.06	31.12.05	31.12.04

Equity attributable to minority interests

Balance at the beginning of the year	7,619	5,426	3,879

Issuance of preferred securities	1,219	1,539

Other increases	131	44	1,922

Decreases and dividend payments	(3,191)	(595)	(523)

Foreign currency translation	(182)	544	(306)

Minority interest in net profit	493	661	454

Balance at the end of the year	6,089	7,619	5,426

Total equity	55,775	51,634	39,058

Shares issued
	For the year ended			% change from
Number of shares	31.12.06	31.12.05	31.12.04	31.12.05

Balance at the beginning of the year	2,177,265,044	2,253,716,354	2,366,093,528	(3)

Issue of share capital	2,208,242	3,418,878	6,586,826	(35)

Cancellation of second trading line treasury shares	(74,200,000)	(79,870,188)	(118,964,000)	7

Balance at the end of the year	2,105,273,286	2,177,265,044	2,253,716,354	(3)

Treasury shares
	For the year ended			% change from
Number of shares	31.12.06	31.12.05	31.12.04	31.12.05

Balance at the beginning of the year	208,519,748	249,326,620	273,482,454	(16)

Acquisitions	117,160,339	156,436,070	192,278,008	(25)

Disposals	(87,004,388)	(117,372,754)	(97,469,842)	26

Cancellation of second trading line treasury shares	(74,200,000)	(79,870,188)	(118,964,000)	7

Balance at the end of the year	164,475,699	208,519,748	249,326,620	(21)

In July 2006, UBS made a distribution of CHF 0.60 per share to shareholders which reduced the par value of UBS shares from CHF 0.80 to CHF 0.20 per share. At the same time, UBS split its share 2-for-1, resulting in a new par value of CHF 0.10 per share.

During the year a total of 74,200,000 shares acquired under the second trading line buyback program 2005 were cancelled. Out of the total number of 164,475,699 treasury shares, 22,600,000 shares (CHF 1,615 million) have been repurchased for cancellation. The Board of Directors will propose to the Annual General Meeting on 18 April 2007 to reduce the outstanding number of shares and the share capital by the number of shares purchased for cancellation.

On 31 December 2006, a maximum of 1,437,410 shares can be issued against the future exercise of options from former PaineWebber employee option plans. These shares are shown as conditional share capital in the UBS AG (Parent Bank) disclosure. In addition, during 2006, shareholders approved the creation of conditional capital of up to a maximum of 150 million shares to fund UBS’s employee share option programs. As of 31 December 2006, no shares have been issued under this program.
All issued shares are fully paid.

Statement of Recognized Income and Expense
For the year ended	31.12.06			31.12.05			31.12.04
	Attributable to			Attributable to			Attributable to
	UBS			UBS			UBS
	share-	minority		share-	minority		share-	minority
CHF million	holders	interests	Total	holders	interests	Total	holders	interests	Total

Net unrealized gains / (losses) on financial investments available-for-sale, before tax	2,610	9	2,619	152	(58)	94	444	79	523

Change in fair value of derivative instruments designated as cash flow hedges, before tax	332	0	332	(479)	0	(479)	(238)	0	(238)

Foreign currency translation	(1,186)	(21)	(1,207)	2,088	62	2,150	(826)	(184)	(1,010)

Tax on items transferred to / (from) equity	(759)	0	(759)	138	0	138	(50)	0	(50)

Net income recognized directly in equity	997	(12)	985	1,899	4	1,903	(670)	(105)	(775)

Net income recognized in the income statement	12,257	493	12,750	14,029	661	14,690	8,016	454	8,470

Total recognized income and expense	13,254	481	13,735	15,928	665	16,593	7,346	349	7,695

Financial Statements

Statement of Cash Flows
	For the year ended
CHF million	31.12.06	31.12.05	31.12.04

Cash flow from / (used in) operating activities

Net profit	12,750	14,690	8,470

Adjustments to reconcile net profit to cash flow from / (used in) operating activities

Non-cash items included in net profit and other adjustments:

Depreciation of property and equipment	1,325	1,556	1,576

Amortization of goodwill and other intangible assets	196	340	1,066

Credit loss expense / (recovery)	(156)	(374)	(241)

Equity in income of associates	(117)	(152)	(67)

Deferred tax expense / (benefit)	(517)	(382)	171

Net loss / (gain) from investing activities	(2,092)	(5,062)	(1,008)

Net loss / (gain) from financing activities	3,870	4,025	1,203

Net (increase) / decrease in operating assets:

Net due from / to banks	80,269	(1,690)	(7,471)

Reverse repurchase agreements and cash collateral on securities borrowed	(61,382)	(125,097)	(40,752)

Trading portfolio, net replacement values and financial assets designated at fair value	(177,087)	(74,799)	(19,733)

Loans / due to customers	64,029	47,265	13,108

Accrued income, prepaid expenses and other assets	(4,536)	(1,227)	(10,809)

Net increase / (decrease) in operating liabilities:

Repurchase agreements, cash collateral on securities lent	66,370	64,558	9,753

Accrued expenses and other liabilities	14,975	15,536	22,019

Income taxes paid	(2,607)	(2,394)	(1,345)

Net cash flow from / (used in) operating activities	(4,710)	(63,207)	(24,060)

Cash flow from / (used in) investing activities

Investments in subsidiaries and associates	2,856	(1,540)	(2,511)

Disposal of subsidiaries and associates	1,154	3,240	1,277

Purchase of property and equipment	(1,793)	(1,892)	(1,149)

Disposal of property and equipment	499	270	704

Net (investment in) / divestment of financial investments available-for-sale	1,723	(2,487)	703

Net cash flow from / (used in) investing activities	4,439	(2,409)	(976)

Cash flow from / (used in) financing activities

Net money market paper issued / (repaid)	16,921	23,221	21,379

Net movements in treasury shares and own equity derivative activity	(3,624)	(2,416)	(4,999)

Capital issuance	1	2	2

Capital repayment by par value reduction	(631)	0	0

Dividends paid	(3,214)	(3,105)	(2,806)

Issuance of long-term debt, including financial liabilities designated at fair value	97,675	76,307	51,211

Repayment of long-term debt, including financial liabilities designated at fair value	(59,951)	(30,457)	(24,717)

Increase in minority interests[1]	1,331	1,572	85

Dividend payments to / purchase from minority interests	(1,072)	(575)	(332)

Net cash flow from / (used in) financing activities	47,436	64,549	39,823

Effects of exchange rate differences	(2,117)	5,018	(1,052)

Net increase / (decrease) in cash and cash equivalents	45,048	3,951	13,735

Cash and cash equivalents, beginning of the year	91,042	87,091	73,356

Cash and cash equivalents, at the end of the year	136,090	91,042	87,091

Cash and cash equivalents comprise:

Cash and balances with central banks	3,495	5,359	6,036

Money market paper[2]	87,144	57,826	45,523

Due from banks with original maturity of less than three months	45,451	27,857	35,532

Total	136,090	91,042	87,091

1 Includes issuance of preferred securities of CHF 1,219 million and CHF 1,539 million for the years ended 31 December 2006 and 31 December 2005, respectively.   2 Money market paper is included in the balance sheet under Trading portfolio assets and Financial investments available-for-sale. CHF 7,183 million, CHF 4,744 million and CHF 5,289 million were pledged at 31 December 2006, 31 December 2005 and 31 December 2004, respectively.

Statement of Cash Flows (continued)
	For the year ended
CHF million	31.12.06	31.12.05	31.12.04

Additional information

Cash received as interest	79,805	53,117	36,063

Cash paid as interest	76,109	44,392	24,192

Cash received as dividends on equities (incl. Associates, see Note 14)	4,839	3,869	2,934

Significant non-cash investing and financing activities

Motor-Columbus, Baden, from valuation at equity to full consolidation

Financial investments available-for-sale			644

Investments in associates			261

Property and equipment			2,083

Goodwill and other intangible assets			1,194

Debt issued			727

Minority interests			1,742

Investment funds transferred to other liabilities according to IAS 32

Minority interests			336

Private Banks and GAM, deconsolidation

Financial investments available-for-sale		60

Property and equipment		180

Goodwill and other intangible assets		362

Debt issued		5

Private equity investments, deconsolidation

Property and equipment	264	248

Goodwill and other intangible assets		3

Minority interests	62	27

Acquisitions of businesses

Financial investments available-for-sale		35

Property and equipment		112

Goodwill and other intangible assets		377

Minority interests		6

Motor-Columbus, deconsolidation

Financial investments available-for-sale	178

Property and equipment	2,229

Goodwill and other intangible assets	951

Debt issued	718

Minority interests	2,057

Acquisition of ABN AMRO’s Global Futures and Options Business

Property and equipment	13

Goodwill and other intangible assets	428

Acquisition of Banco Pactual

Financial investments available-for-sale	36

Property and equipment	9

Goodwill and other intangible assets	2,218

Debt issued	1,496

Acquisition of Piper Jaffray

Goodwill and other intangible assets	605

Financial Statements
Notes to the Financial Statements

Notes to the Financial Statements

Note 1 Summary of Significant Accounting Policies

a) Significant Accounting Policies

1) Basis of accounting
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

The consolidated financial statements of UBS (the “Financial Statements”) are prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and stated in Swiss francs (CHF), the currency of the country in which UBS AG is incorporated. On 8 March 2007, the Board of Directors approved them for issue.

2) Use of estimates in the preparation of Financial Statements
In preparing the Financial Statements, management is required to make estimates and assumptions that affect reported income, expenses, assets, liabilities and disclosure of contingent assets and liabilities. Use of available information and application of judgment are inherent in the formation of estimates. Actual results in the future could differ from such estimates, and the differences may be material to the Financial Statements.

3) Subsidiaries and associates
The Financial Statements comprise those of the parent company (UBS AG) and its subsidiaries including certain special purpose entities, presented as a single economic entity. The effects of intra-group transactions are eliminated in preparing the Financial Statements. Subsidiaries including special purpose entities that are directly or indirectly controlled by the Group are consolidated. Subsidiaries acquired are consolidated from the date control is transferred to the Group. Subsidiaries to be divested are consolidated up to the date of disposal (i.e. loss of control).

Assets held in an agency or fiduciary capacity are not assets of the Group and are not reported in the Financial Statements.
Equity and net income attributable to minority interests are shown separately in the balance sheet and income statement.
Investments in associates in which UBS has a significant influence are accounted for under the equity method of accounting. Significant influence is normally evidenced when UBS owns 20% or more of a company’s voting rights. Investments in associates are initially recorded at cost, and the carrying amount is increased or decreased to recognize the Group’s share of the investee’s net profit or loss (including net profit or loss recognized directly in equity) after the date of acquisition.
Assets and liabilities of subsidiaries and investments in associates are classified as “held for sale” if UBS has entered into an agreement for their disposal within a period of 12 months. Major lines of business and subsidiaries that were acquired exclusively with the intent for resale are presented as discontinued operations in the income statement in the period where the sale occurred or it becomes clear that a sale will occur within 12 months. Discontinued operations are presented in the income statement as a single amount comprising the total of profit or loss after tax from operations and net gain or loss on sale.
The Group sponsors the formation of entities, which may or may not be directly or indirectly owned subsidiaries, for the purpose of asset securitization transactions and structured debt issuance, and to accomplish certain narrow and well defined objectives. These companies may acquire assets directly or indirectly from UBS or its affiliates. Some of these companies are bankruptcy-remote entities whose assets are not available to satisfy the claims of creditors of the Group or any of its subsidiaries. Such companies are consolidated in the Group’s Financial Statements when the substance of the relationship between the Group and the company indicates that the company is controlled by the Group. Certain transactions of consolidated entities meet the criteria for derecognition of financial assets – see part 4).

4) Recognition and derecognition of financial instruments

UBS recognizes financial instruments on its balance sheet when, and only when, the Group becomes a party to the contractual provisions of the instrument.
UBS enters into transactions where it transfers financial assets recognized on its balance sheet but retains either all risks and rewards of the transferred financial assets or a portion of them. If all or substantially all risks and rewards are retained, the transferred financial assets are not derecognized from the balance sheet. Transfers of financial assets with retention of all or substantially all risks and rewards include, for example, securities lending and repurchase transactions described under parts 12) and 13). They further include transactions where financial assets are sold to a third party with a concurrent total rate of return swap on the transferred assets to retain all their risks and rewards. These types of transactions are accounted for as secured financing transactions similar to repurchase agreements.
In transactions where substantially all of the risks and rewards of ownership of a financial asset are neither retained nor transferred, UBS derecognizes the financial asset if control over the asset is lost. The rights and obligations retained in the transfer are recognized separately as assets and liabilities as appropriate. In transfers where control over the financial asset is retained, the Group continues to recognize the asset to the extent of its continuing involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset. Examples of such transactions are transfers of financial assets involving guarantees, writing put options, acquiring call options, or specific types of swaps linked to the performance of the asset.
UBS removes a financial liability from its balance sheet when, and only when, it is extinguished, i.e. when the obligation specified in the contract is discharged or cancelled or expires.

5) Determination of fair value
For financial instruments traded in active markets, the determination of fair values of financial assets and financial liabilities is based on quoted market prices or dealer price quotations. For all other financial instruments, fair value is determined using valuation techniques. Valuation techniques include net present value techniques, the discounted cash flow method, comparison to similar instruments for which market observable prices exist and valuation models. UBS uses widely recognized valuation models for determining fair values of common and more simple financial instruments like options or interest rate and currency swaps. For these financial instruments, inputs into models are market-observable.

For more complex instruments, UBS uses internally developed models, which are usually based on valuation methods and techniques generally recognized as standard within the industry. Some of the inputs to these models may not be market-observable and are therefore estimated based on assumptions. When entering into a transaction where model inputs are unobservable, the financial instrument is initially recognized at the transaction price, which is generally the best indicator of fair value. This may differ from the value obtained from the valuation model. The timing of the recognition in income of this initial difference in fair value depends on the individual facts and circumstances of each transaction but is never later than when the market data become observable. Refer to Note 30 Fair Value of Financial Instruments for further details.
The output of a model is always an estimate or approximation of a value that cannot be determined with certainty, and valuation techniques employed may not fully reflect all factors relevant to the positions UBS holds. Valuations are therefore adjusted, where appropriate, to allow for additional factors including model risks, liquidity risk and counter-party credit risk. Based on the established fair value and model governance policies and related controls and procedures applied, management believes that these valuation adjustments are necessary and appropriate to fairly state the values of financial instruments carried at fair value on the balance sheet.

6) Trading portfolio
Trading portfolio assets consist of money market paper, other debt instruments, including traded loans, equity instruments, precious metals and other commodities owned by the Group (“long” positions). Trading portfolio liabilities consist of obligations to deliver financial instruments such as money market paper, other debt instruments and equity instruments which the Group has sold to third parties but does not own (“short” positions).

The trading portfolio is carried at fair value. Gains and losses realized on disposal or redemption and unrealized gains and losses from changes in the fair value of trading portfolio assets and liabilities are reported as Net trading income. Interest and dividend income and expense on trading portfolio assets or liabilities are included in Interest and dividend income or Interest and dividend expense.
The Group uses settlement date accounting when recording trading financial asset transactions. From the date the transaction is entered into (trade date), UBS recognizes any unrealized profits and losses arising from revaluing that contract to fair value in Net trading income. The corresponding receivable or payable is presented on the balance sheet as a positive or negative replacement value. When the transaction is consummated (settlement date), a resulting financial asset is recognized on or derecognized from the balance sheet at the fair value of the consideration given or received plus or minus the change in fair value of the contract since the trade date. When the Group becomes party to a sales contract of a financial asset classified in its trading portfolio, it derecognizes the asset on the day of its transfer (settlement date).
Trading portfolio assets transferred to external parties that do not qualify for derecognition (see part 4)) are reclassified on UBS’s balance sheet from Trading portfolio assets to Trading portfolio assets pledged as collateral, if the transferee has received the right to sell or repledge them.

Financial Statements
Notes to the Financial Statements

7) Financial assets and Financial liabilities designated at fair value through profit or loss (“Fair Value Option”)

In June 2005, the IASB issued amendments to IAS 39 Financial Instruments: Recognition and Measurement in relation to the fair value option (“Revised Fair Value Option”). UBS adopted the Revised Fair Value Option for financial instruments on a prospective basis on 1 January 2006.
Prior to 1 January 2006, UBS designated almost all of its issued hybrid debt instruments as Financial liabilities designated at fair value through profit or loss. These liabilities are presented in a separate line on the face of the balance sheet. A small amount of financial assets was also designated as Financial assets designated at fair value through profit or loss, and they are likewise presented in a separate line. A financial instrument may only be designated at fair value through profit or loss at inception and this designation cannot subsequently be changed.
Under the revised accounting standard, UBS continues to apply the fair value option for these existing financial instruments. The conditions for such designation are still met either on the basis that they are hybrid instruments which would otherwise have to be bifurcated into debt host contracts and embedded derivatives or because they are items that are part of a portfolio which is risk managed on a fair value basis and reported to senior management as such. In 2006, UBS started applying the fair value option to certain new loans and loan commitments which are substantially hedged with credit derivatives, to certain hybrid instruments resulting from structured repurchase and reverse repurchase agreements and to a hedge fund investment which is part of a portfolio managed on a fair value basis. All fair value changes related to financial instruments designated at fair value through profit or loss are recognized in Net trading income.
Interest and dividend income and interest expense on financial assets and liabilities designated at fair value through profit or loss are included in Interest income or Interest expense.
UBS applies the same recognition and derecognition principles to financial instruments designated at fair value as for financial instruments held for trading (refer to parts 4) and 6)).

8) Financial investments available-for-sale
Financial investments available-for-sale are non-derivative financial assets that are not classified as held for trading, designated at fair value through profit or loss, or loans and receivables. They are recognized on a settlement date basis. Financial investments available-for-sale are instruments that, in management’s opinion, may be sold in response to or in anticipation of needs for liquidity or changes in interest rates, foreign exchange rates or equity prices. Financial investments available-for-sale consist mainly of equity instruments, including certain private equity investments. In addition, certain debt instruments are classified as financial investments available-for-sale.

Financial investments available-for-sale are carried at fair value. Unrealized gains or losses are reported in Equity, net of applicable income taxes, until such investments are sold, collected or otherwise disposed of, or until any such investment is determined to be impaired. On disposal of an investment, the accumulated unrealized gain or loss included in Equity is transferred to Net profit and loss for the period and reported in Other income. Gains and losses on disposal are determined using the average cost method.
Interest and dividend income on financial investments available-for-sale are included in Interest and dividend income from financial investments available-for-sale.
If a financial investment available-for-sale is determined to be impaired, the cumulative unrealized loss previously recognized in Equity is included in Net profit and loss for the period and reported in Other income. UBS assesses at each balance sheet date whether there is objective evidence that a financial investment available-for-sale is impaired. In case of such evidence, it is considered impaired if its cost exceeds the recoverable amount. For a quoted financial investment available-for-sale, the recoverable amount is determined by reference to the market price. It is considered impaired if objective evidence indicates that the decline in market price has reached such a level that recovery of the cost value cannot be reasonably expected within the foreseeable future. For non-quoted financial instruments (debt and equity instruments), the recoverable amount is determined by applying recognized valuation techniques. The standard method applied for non-quoted equity investments available-for-sale is based on the multiple of earnings observed in the market for comparable companies. Management may adjust valuations determined in this way based on its judgment. For non-quoted debt instruments, UBS typically determines the recoverable amount by applying the discounted cash flow method.
After the recognition of impairment on a financial investment available-for-sale, a) increases in fair value of equity instruments are reported in Equity and b) increases in fair value of debt instruments up to original cost are recognized in Other income, provided the fair value increase has been triggered by a specific event (as defined by IFRS).

9) Loans
Loans include loans originated by the Group where money is provided directly to the borrower, participation in a loan from another lender and purchased loans that are not quoted in an active market and for which no intention of immediate or short-term resale exists. Originated and purchased loans that are intended to be sold in the short term are generally recorded as Trading portfolio assets.

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

10) Allowance and provision for credit losses
An allowance or provision for credit losses is established if there is objective evidence that the Group will be unable to collect all amounts due on a claim according to the original contractual terms or the equivalent value. A ‘claim’ means a loan carried at amortized cost, or a commitment such as a letter of credit, a guarantee, a commitment to extend credit or other credit products.

An allowance for credit losses is reported as a reduction of the carrying value of a claim on the balance sheet. For an off-balance sheet item, such as a commitment, a provision for credit loss is reported in Other liabilities. Additions to allowances and provisions for credit losses are made through Credit loss expense.
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
The estimated recoverable amount is the present value, using the loan’s original effective interest rate, of expected future cash flows, including amounts that may result from restructuring or the liquidation of collateral. Impairment is measured and allowances for credit losses are established for the difference between the carrying amount and the estimated recoverable amount.
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
An allowance for impairment is reversed only when the credit quality has improved to such an extent that there is reasonable assurance of timely collection of principal and interest in accordance with the original contractual terms of the claim or equivalent value.
A write-off is made when all or part of a claim is deemed uncollectible or forgiven. Write-offs are charged against previously established allowances for credit losses or directly to Credit loss expense and reduce the principal amount of a claim. Recoveries in part or in full of amounts previously written off are credited to Credit loss expense.
A loan is classified as non-performing when the payment of interest, principal or fees is overdue by more than 90 days and there is no firm evidence that it will be made good by later payments or the liquidation of collateral, or when insolvency proceedings have commenced, or when obligations have been restructured on concessionary terms.
Collectively: All loans for which no impairment is identified on a counterparty-specific level are grouped into sub-portfolios with similar credit risk characteristics to collectively assess whether impairment exists within a portfolio. Allowances from collective assessment of impairment are recognized as Credit loss expense and result in an offset to the aggregated loan position. As the allowance cannot be allocated to individual loans, the loans are not considered to be impaired and interest is accrued on each loan according to its contractual terms.

11) Securitizations
UBS securitizes various consumer and commercial financial assets, which generally results in the sale of these assets to special purpose entities, which in turn issue securities to investors. Interests in the securitized financial assets may be retained in the form of senior or subordinated tranches, interest-only strips or other residual interests (‘retained interests’). Retained interests are primarily recorded in Trading portfolio assets and carried at fair value. Gains or losses on securitization are recorded in Net trading income.

12) Securities borrowing and lending
Securities borrowing and securities lending transactions are generally entered into on a collateralized basis. In such transactions, UBS typically lends or borrows securities in exchange for securities or cash collateral. Additionally, UBS borrows securities from its clients’ custody accounts in exchange for a fee. The majority of securities lending and borrowing agree-

Financial Statements
Notes to the Financial Statements

ments involve shares, and the remainder typically involve bonds and notes. The transactions are conducted under standard agreements employed by financial market participants and are undertaken with counterparties subject to UBS’s normal credit risk control processes. UBS monitors the market value of the securities received or delivered on a daily basis and requests or provides additional collateral or returns or recalls surplus collateral in accordance with the underlying agreements.

The securities which have been transferred, whether in a borrowing / lending transaction or as collateral, are not recognized on or derecognized from the balance sheet unless the risks and rewards of ownership are also transferred. In such transactions where UBS transfers owned securities and where the borrower is granted the right to sell or re-pledge them, the securities are reclassified on the balance sheet from Trading portfolio assets to Trading portfolio assets pledged as collateral. Cash collateral received is recognized with a corresponding obligation to return it (Cash collateral on securities lent). Cash collateral delivered is derecognized with a corresponding receivable reflecting UBS’s right to receive it back (Cash collateral on securities borrowed). Securities received in a lending or borrowing transaction are disclosed as off-balance sheet items if UBS has the right to resell or re-pledge them, with securities that UBS has actually resold or repledged also disclosed separately (see Note 24). Additionally, the sale of securities received in a borrowing or lending transaction triggers the recognition of a trading liability (short sale).
Consideration exchanged (i.e. interest received or paid) is recognized on an accrual basis and recorded as Interest income or Interest expense.

13) Repurchase and reverse repurchase transactions
Securities purchased under agreements to resell (Reverse repurchase agreements) and securities sold under agreements to repurchase (Repurchase agreements) are generally treated as collateralized financing transactions. Nearly all repurchase and reverse repurchase agreements involve debt instruments, such as bonds, notes or money market paper. The transactions are conducted under standard agreements employed by financial market participants and are undertaken with counterparties subject to UBS’s normal credit risk control processes. UBS monitors the market value of the securities received or delivered on a daily basis and requests or provides additional collateral or returns or recalls surplus collateral in accordance with the underlying agreements.

In reverse repurchase agreements, the cash delivered is derecognized and a corresponding receivable, including accrued interest, is recorded under the balance sheet line Reverse repurchase agreements, recognizing UBS’s right to receive it back. In Repurchase agreements, the cash received, including accrued interest, is recognized on the balance sheet with a corresponding obligation to return it (Repurchase agreements). Securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on or derecognized from the balance sheet, unless the risks and rewards of ownership are obtained or relinquished. In repurchase agreements where UBS transfers owned securities and where the recipient is granted the right to resell or re-pledge them, the securities are reclassified in the balance sheet from Trading portfolio assets to Trading portfolio assets pledged as collateral. Securities received in a reverse repurchase agreement are disclosed as off-balance sheet items if UBS has the right to resell or repledge them, with securities that UBS has actually resold or repledged also disclosed separately (see Note 24). Additionally, the sale of securities received in reverse repurchase transactions triggers the recognition of a trading liability (short sale).
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

14) Derivative instruments and hedge accounting

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
At the time a financial instrument is designated as a hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. Accordingly, the Group assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives have been “highly effective” in offsetting changes in the fair value or cash flows of the hedged items. UBS regards a hedge as highly effective only if the following criteria are met: a) at inception of the hedge and throughout its life, the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, and b) actual results of the hedge are within a range of 80% to 125%. In the case of hedging a forecast transaction, the transaction must have a high probability of occurring and must present an exposure to variations in cash flows that could ultimately affect the reported Net profit or loss. The Group discontinues hedge accounting when it determines that a derivative is not, or has ceased to be, highly effective as a hedge; when the derivative expires or is sold, terminated or exercised; when the hedged item matures, is sold or repaid; or when a forecast transaction is no longer deemed highly probable.

Hedge ineffectiveness represents the amount by which the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged item or the amount by which changes in the present value of cash flows of the hedging derivative differ from changes (or expected changes) in the present value of cash flows of the hedged item. Such ineffectiveness is recorded in current period earnings in Net trading income, as are gains and losses on components of a hedging derivative that are excluded from assessing hedge effectiveness.
For qualifying fair value hedges, the change in fair value of the hedging derivative is recognized in the income statement. Those changes in fair value of the hedged item that are attributable to the risks hedged with the derivative instrument are reflected in an adjustment to the carrying value of the hedged item, which is also recognized in the income statement. The fair value change of the hedged item in a portfolio hedge of interest rate risks is reported separately from the hedged portfolio in Other assets or Other liabilities as appropriate. If the hedge relationship is terminated for reasons other than the derecognition of the hedged item, the difference between the carrying value of the hedged item at that point and the value at which it would have been carried had the hedge never existed (the “unamortized fair value adjustment”), is, in the case of interest-bearing instruments, amortized to the income statement over the remaining term of the original hedge, while for non-interest bearing instruments that amount is immediately recognized in earnings. If the hedged item is derecognized, e.g. due to sale or repayment, the unamortized fair value adjustment is recognized immediately in the income statement.
A fair value gain or loss associated with the effective portion of a derivative designated as a cash flow hedge is recognized initially in Equity. When the cash flows that the derivative is hedging materialize, resulting in income or expense, then the associated gain or loss on the hedging derivative is simultaneously transferred from Equity to the corresponding income or expense line item.
If a cash flow hedge for a forecast transaction is deemed to be no longer effective, or if the hedge relationship is terminated, the cumulative gain or loss on the hedging derivative previously reported in Equity remains there until the committed or forecast transaction occurs or is no longer expected to occur, at which point it is transferred to the income statement.

Derivative instruments which are transacted as economic hedges but do not qualify for hedge accounting are treated in the same way as derivative instruments used for trading purposes, i.e. realized and unrealized gains and losses are recognized in Net trading income except that, in certain cases, the forward points on short duration foreign exchange contracts are presented in Net interest income. In particular, the Group has entered into economic hedges of credit risk within the loan portfolio using credit default swaps to which it cannot apply hedge accounting. In the event that the Group recognizes an impairment on a loan that is economically hedged in this way, the impairment is recognized in Credit loss expense, whereas any gain on the credit default swap is recorded in Net trading income. See Note 23 for additional information. Where UBS designates an economically hedged item at fair value through profit or loss, all fair value changes, including impairments, on both the hedged item and the hedging instrument are reflected in Net trading income (refer to part 7)).
A derivative may be embedded in a ‘host contract’. Such combinations are known as hybrid instruments and arise predominantly from the issuance of certain structured debt instruments. If the host contract is not carried at fair value with changes in fair value reported in the income statement, the embedded derivative is generally required to be separated from the host contract and accounted for as a stand-alone derivative instrument at fair value if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract and the embedded derivative actually meets the definition of a derivative. Typically, UBS applies the fair value option to hybrid instruments (see part 7)), so that bifurcation of an embedded derivative component is not required.

15) Cash and cash equivalents
Cash and cash equivalents consist of Cash and balances with central banks, balances included in Due from banks with original maturity of less than three months, and Money market paper included in Trading portfolio assets and Financial investments available-for-sale.

16) Physical commodities
Physical commodities (precious metals, base metals, energy and other commodities) held by UBS as a result of its broker-trader activities are accounted for at fair value less costs to sell and presented within the Trading portfolio. Changes in fair value less costs to sell are reflected in Net trading income.

Financial Statements
Notes to the Financial Statements

17) Property and equipment

Property and equipment includes own-used properties, investment properties, leasehold improvements, IT, software and communication, plant and manufacturing equipment, and other machines and equipment.
Own-used property is defined as property held by the Group for use in the supply of services or for administrative purposes, whereas investment property is defined as property held to earn rental income and / or for capital appreciation. If a property of the Group includes a portion that is own-used and another portion that is held to earn rental income or for capital appreciation, the classification is based on whether or not these portions can be sold separately. If the portions of the property can be sold separately, they are separately accounted for as own-used property and investment property. If the portions cannot be sold separately, the whole property is classified as own-used property unless the portion used by the Group is minor. The classification of property is reviewed on a regular basis to account for major changes in its usage.
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
With the exception of investment properties, Property and equipment is carried at cost less accumulated depreciation and accumulated impairment losses, and is periodically reviewed for impairment. The useful life of property and equipment is estimated on the basis of the economic utilization of the asset.
Property and equipment is depreciated on a straight-line basis over its estimated useful life as follows:

Properties, excluding land	Not exceeding 50 years

Leasehold improvements	Residual lease term, but not exceeding 10 years

Other machines and equipment	Not exceeding 10 years

IT, software and communication	Not exceeding 5 years

Property formerly own-used or leased to third parties under an operating lease and equipment the Group has de-

cided to sell are classified as assets held for sale and recorded in Other assets. Upon classification as held for sale, they are no longer depreciated and are carried at the lower of book value or fair value less costs to sell. Foreclosed properties are included in Properties held for sale and recorded in Other assets. They are carried at the lower of cost and net realizable value.

Investment property is carried at fair value with changes in fair value recognized in the income statement in the period of change. UBS employs internal real estate experts to determine the fair value of investment property by applying recognized valuation techniques. In cases where prices of recent market transactions of comparable properties are available, fair value is determined by reference to these transactions.

18) Goodwill and other intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of net identifiable assets of the acquired entity at the date of acquisition. Until 31 December 2004, goodwill acquired in business combinations entered into prior to 31 March 2004 was amortized over its estimated useful economic life, not exceeding 20 years, using the straight-line method. Since 31 December 2004, goodwill has not been amortized but is tested annually for impairment. The impairment test is conducted at the segment level as reported in Note 2a. The segment has been determined as the cash generating unit for impairment testing purposes as this is the level at which the performance of investments is reviewed and assessed by management.
Other intangible assets comprise separately identifiable intangible items arising from acquisitions and certain purchased trademarks and similar items. Other intangible assets acquired in business combinations are recognized on the balance sheet with their fair value at the date of acquisition and, if they have a definite useful life, are amortized using the straight-line method over their estimated useful economic life, generally not exceeding 20 years. At each balance sheet date, other intangible assets are reviewed for indications of impairment or changes in estimated future benefits. If such indications exist, the intangible assets are analyzed to assess whether their carrying amount is fully recoverable. A write-down is made if the carrying amount exceeds the recoverable amount.
Intangible assets are classified into two categories: a) infrastructure, and b) customer relationships, contractual rights and other. Infrastructure consists of an intangible asset recognized in connection with the acquisition of PaineWebber Group, Inc. Customer relationships, contractual rights and other includes mainly intangible assets for client relationships, non-compete agreements, favorable contracts, proprietary software, trademarks and trade names acquired in business combinations.

19) Income taxes

Income tax payable on profits is recognized as an expense based on the applicable tax laws in each jurisdiction in the period in which profits arise. The tax effects of income tax losses available for carry forward are recognized as a deferred tax asset if it is probable that future taxable profit will be available against which those losses can be utilized.
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
Tax assets and liabilities of the same type (current or deferred) are offset when they arise from the same tax reporting group, they relate to the same tax authority, the legal right to offset exists, and they are intended to be settled net or realized simultaneously.
Current and deferred taxes are recognized as Income tax benefit or expense except for (i) deferred taxes recognized or disposed of upon the acquisition or disposal of a subsidiary, (ii) unrealized gains or losses on financial investments available-for-sale and changes in fair value of derivative instruments designated as cash flow hedges, and (iii) certain tax benefits on deferred compensation awards. Items (ii) and (iii) are recorded in Net income recognized directly in equity.

20) Debt issued

Debt issued is initially measured at fair value, which is the consideration received, net of transaction costs incurred. Subsequent measurement is at amortized cost, using the effective interest rate method to amortize cost at inception to the redemption value over the life of the debt.
Hybrid debt instruments that are related to non-UBS AG equity instruments, foreign exchange, credit instruments or indices are considered structured instruments. If such instruments have not been designated at fair value through profit or loss, the embedded derivative is separated from the host contract and accounted for as a stand-alone derivative if the criteria for separation are met. The host contract is subsequently measured at amortized cost. UBS has designated most of its structured debt instruments at fair value through profit or loss – see part 7).
The fair value option is not applied to certain hybrid instruments which contain bifurcatable embedded derivatives with references to foreign exchange rates and precious met-

al prices and which are not hedged by derivative instruments. Those hybrids are still subject to bifurcation of the embedded derivative.

Debt instruments with embedded derivatives that are related to UBS AG shares or to a derivative instrument that has UBS AG shares as its underlying are separated into a liability and an equity component at issue date if they require physical settlement. When the hybrid debt instrument is issued, a portion of the net proceeds is allocated to the debt component based on its fair value. The determination of fair value is generally based on quoted market prices for UBS debt instruments with comparable terms. The debt component is subsequently measured at amortized cost. The remaining amount of the net proceeds is allocated to the equity component and reported in Share premium. Subsequent changes in fair value of the separated equity component are not recognized. However, if the hybrid instrument or the embedded derivative related to UBS AG shares is to be cash settled or if it contains a settlement alternative, then the separated derivative is accounted for as a trading instrument, with changes in fair value recorded in Net trading income unless the entire hybrid debt instrument is designated at fair value through profit or loss with changes in fair value of the entire hybrid instrument also reflected in Net trading income (see part 7)).
It is the Group’s policy to hedge the fixed interest rate risk on debt issues (except for certain subordinated long-term note issues, see Note 23), and to apply fair value hedge accounting, if the fair value option is not applied to such financial instruments – see part 7). When hedge accounting is applied to fixed-rate debt instruments, the carrying values of debt issues are adjusted for changes in fair value related to the hedged exposure rather than carried at amortized cost – refer to part 14). Derivative instruments and hedge accounting for further discussion.
Bonds issued by UBS held as a result of market making activities or deliberate purchases in the market are treated as a redemption of debt. A gain or loss on redemption is recorded depending on whether the repurchase price of the bond is lower or higher than its carrying value. A subsequent sale of own bonds in the market is treated as a reissuance of debt.
Interest expense on debt instruments is included in Interest on debt issued.

21) Retirement benefits

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

Financial Statements
Notes to the Financial Statements

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

22) Equity participation plans

UBS provides various equity participation plans in the form of share plans and share option plans. UBS recognizes the fair value of share and share option awards determined at the date of grant as compensation expense over the required service period, which generally is equal to the vesting period. The fair value of share awards is equal to the market price at the date of grant. For share options, fair value is determined using a Monte Carlo valuation model which takes into account the specific terms and conditions under which the share options are granted. Equity settled awards are classified as equity instruments and are not re-measured subsequent to the grant date, unless an award is modified such that its fair value immediately after modification exceeds its fair value immediately prior to modification. Any increase in fair value resulting from a modification is recognized as compensation expense, either over the remaining service period or immediately for vested awards.
Cash settled awards are classified as liabilities and re-measured to fair value at each balance sheet date as long as they are outstanding. Decreases in fair value reduce compensation expense, and no compensation expense, on a cumulative basis, is recognized for awards that expire worthless or remain unexercised. Up to and including 2004, certain plans gave participants the ability to roll their share-based awards into alternative investments. These plans are treated as cash-settled. UBS no longer provides this roll-over option to its employees.

23) Equity, treasury shares and contracts on UBS shares

UBS AG shares held by the Group are classified in Equity as Treasury shares and accounted for at weighted average cost. The difference between the proceeds from sales of Treasury shares and their cost (net of tax, if any) is classified as Share premium.
Contracts that require physical settlement in UBS AG shares are classified as Equity and reported as Share premium. Upon settlement of such contracts, the proceeds received – less cost (net of tax, if any) – are reported as Share premium.
Contracts on UBS AG shares that require net cash settlement or provide the counterparty with a choice of settlement are classified as trading instruments, with changes in fair value reported in the income statement.
An exception to this treatment is physically settled written put options and forward share purchase contracts, including contracts where physical settlement is a settlement alternative. In both cases, the present value of the obligation to purchase own shares in exchange for cash is transferred out of Equity and recognized as a liability at inception of a contract. The liability is subsequently accreted, using the effective interest rate method, over the life of the contract to the nominal purchase obligation by recognizing interest expense. Upon settlement of a contract, the liability is derecognized, and the amount of equity originally transferred to liability is reclassified within Equity to Treasury shares. The premium received for writing put options is recognized directly in Share premium.
UBS has issued trust preferred securities through consolidated preferred funding trusts, which hold debt issued by UBS. UBS AG has fully and unconditionally guaranteed all of these securities. UBS’s obligations under these guarantees are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of UBS. The trust preferred securities represent equity instruments which are owned by third parties. They are presented as minority interests in UBS’s consolidated financial statements with dividends paid also reported under Equity attributable to minority interests. UBS bonds held by preferred funding trusts are eliminated in consolidation.

24) Discontinued operations and non-current assets held for sale

UBS classifies non-current non-financial assets (or disposal groups) as held for sale, e.g. properties, if their carrying amount will be recovered principally through a sale transaction rather than through continuing use – see part 17). Such assets (or disposal groups) are available for immediate sale in their present condition subject to terms that are usual and customary for sales of such assets (or disposal groups) and their sale is considered highly probable. These assets are measured at the lower of their carrying amount and fair value less costs to sell.

UBS presents discontinued operations under a separate line in the income statement if an entity or a component of an entity has been disposed of or is classified as held for sale and a) represents a separate major line of business or geographical area of operations, or b) is a subsidiary acquired exclusively with a view to resale (e.g. certain private equity investments). A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of UBS’s operations and cash flows. If an entity or a component of an entity is classified as a discontinued operation, UBS restates prior periods in the income statement – see part 3).

25) Leasing

UBS enters into lease contracts, predominately of premises and equipment, as a lessor as well as a lessee. The terms and conditions of these contracts are assessed and the leases are classified as operating leases or finance leases according to their economic substance. When making such an assessment, the Group focuses on the following aspects: a) Is ownership of the asset transferred to the lessee by the end of the lease term?; b) Is a bargain purchase option held by the lessee?; c) Is the lease term for the major part of the economic life of the asset?; d) Does the present value of the minimum lease payments amount to at least substantially all of the fair value of the leased asset at inception of the lease term? The existence of such conditions, individually or in combination with others, normally leads to a lease being classified as a finance lease, while the non-existence normally leads to a lease being classified as an operating lease.
Lease contracts classified as operating leases where UBS is the lessee are disclosed in Note 27 Operating Lease Commitments. These contracts include non-cancellable long-term leases of office buildings in most UBS locations. Lease contracts classified as operating leases where UBS is the lessor, and finance lease contracts where UBS is the lessor or the lessee, are not material.

26) Fee income

UBS earns fee income from a diverse range of services it provides to its customers. Fee income can be divided into two broad categories: income earned from services that are provided over a certain period of time, for which customers are generally billed on an annual or semi-annual basis, and income earned from providing transaction-type services. Fees earned from services that are provided over a certain period of time are recognized ratably over the service period. Fees earned from providing transaction-type services are recog-

nized when the service has been completed. Performance-linked fees or fee components are recognized when the recognition criteria are fulfilled.

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

27) Foreign currency translation

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
Unrealized exchange differences on non-monetary financial assets (investments in equity instruments) are a component of the change in their entire fair value. For a non-monetary financial asset held for trading and for non-monetary financial assets designated at fair value through profit or loss, unrealized exchange differences are recognized in the income statement. For non-monetary financial investments available-for-sale, unrealized exchange differences are recorded directly in Equity until the asset is sold or becomes impaired.
When preparing consolidated financial statements, assets and liabilities of foreign entities are translated at the exchange rates at the balance sheet date, while income and expense items are translated at weighted average rates for the period. Differences resulting from the use of closing and weighted average exchange rates and from revaluing a foreign entity’s net asset balance at the closing rate are recognized directly in Foreign currency translation within Equity.

28) Earnings per share (EPS)

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

Financial Statements
Notes to the Financial Statements

29) Segment reporting

UBS’s financial businesses are organized on a worldwide basis into three Business Groups and the Corporate Center. Global Wealth Management & Business Banking consists of three segments: Wealth Management International & Switzerland, Wealth Management US and Business Banking Switzerland. The Business Groups Investment Bank and Global Asset Management constitute one segment each. The Corporate Center represents one segment in 2006, as Private Banks & GAM was sold on 2 December 2005. Additionally, the Industrial Holdings segment holds all industrial operations controlled by the Group. In total, UBS reports seven business segments.
Segment income, segment expenses and segment performance include transfers between business segments and between geographical segments. Such transfers are conducted either at internally agreed transfer prices or, where possible, at arm’s length.

30) Revenues from Industrial Holdings and Goods and materials purchased

Revenues from Industrial Holdings include sales of goods and services from three consolidated entities and are derived from various businesses. Revenue is generally recognized upon customer acceptance of goods delivered and when services have been rendered. Expenses from Goods and materials purchased include costs for raw materials, parts and finished goods purchased from third-party suppliers to produce the goods and services sold.

b) Changes in accounting policies, comparability and other adjustments

Effective in 2006

IAS 39 Financial Instruments: Recognition and Measurement – Amendment to the fair value option
In June 2005, the IASB issued amendments to IAS 39 Financial Instruments: Recognition and Measurement in regard to the fair value option. UBS adopted the revised IAS 39 fair value option on 1 January 2006. Under the amended guidance, the use of the fair value option requires that at least one of three defined criteria is satisfied, which is more restrictive than the previous guidance. All financial instruments designated at fair value through profit or loss at 31 December 2005 continued to qualify for the use of the fair value option under the revised fair value option. On transition date of the revised standard, 1 January 2006, UBS did not apply the fair value option to any previously recognized financial asset or financial liability, for which the fair value option had not been used under the previous fair value option guidance. Therefore, the initial adoption of the revised standard did not have an impact on UBS’s financial statements. See part 7) for details on the use of the revised fair value option during the year 2006. In addition, effective 1 January 2006, the disclosure requirements for financial instruments designated at fair value through profit or loss have been amended due to the revision of IAS 32 Financial Instruments: Presentation.

Prime Brokerage

UBS has reclassified certain receivables and payables resulting from its Prime Brokerage business for the years ended 2002 through 2006 to ensure consistent presentation of identical items throughout UBS. See the next page for reclassifications that have been made to previously disclosed amounts.
The adjustments had no effect on Net profit, Basic earnings per share and Diluted earnings per share in all years presented. UBS’s internal measures of credit exposure and regulatory capital are unaffected by the reclassification.

Cash collateral on securities borrowed

Counterparty information on receivables resulting from cash paid as collateral in securities borrowing transactions is disclosed in Note 11. For comparability reasons, UBS reclassified CHF 183 billion from receivables against banks to receivables against customers on 31 December 2005.

Staff Accounting Bulletin (SAB) 108

In response to the release of the Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, UBS elected to adopt a modified quantitative framework for assessing whether the financial statement effect of a misstatement is material because it renders a better evaluation of those effects. The new method, which UBS adopted in December 2006, uses a dual approach for quantifying the effect of a misstatement. Prior to 2006, UBS applied only one of those methods, the “roll-over” method, which focused on the current-year income-statement impact of a misstatement. Under the new policy, UBS applies a dual approach that considers both the carryover and reversing effects of prior year misstatements. As a result of the new policy, the opening balance of Accrued expenses and deferred income at 1 January 2002 was increased by CHF 399 million, Retained earnings were reduced by CHF 309 million and Deferred taxes of CHF 90 million were recognized on balance sheet. The adjustments relate to the under-accrual of unused vacation, sabbatical leave and service anniversary awards. The restatement impact of adopting this new policy is immaterial to all quarterly and annual income statements, earnings per share amounts, and balance sheets since 1 January 2002.

Amendments to existing standards and new interpretations

Minor amendments have been made to the following existing International Accounting Standards, which were effective and have been adopted by UBS at 1 January 2006.

Prime Brokerage Reclassification

Balance sheet
CHF million	31.12.05	31.12.04	31.12.03	31.12.02

Assets

Cash collateral on securities borrowed	(11,896)	(9,636)	(7,413)	0

Loans	9,941	9,636	7,413	0

Total	(1,955)	0	0	0

Liabilities

Cash collateral on securities lent	(17,329)	(10,244)	(5,006)	0

Due to customers	15,374	10,244	5,006	0

Total	(1,955)	0	0	0

Off-Balance Sheet

CHF million	31.12.05	31.12.04	31.12.03	31.12.02

Fair value of securities sold or repledged in connection with financing activities, disclosed in Note 24	20,769	14,338	0	0

In addition, the following reclassifications have been made within interest income and expense:

Income statement
CHF million	31.12.05	31.12.04	31.12.03	31.12.02

Interest income

Interest earned on loans and advances	290	313	30	120

Interest earned on securities borrowed and reverse repurchase agreements	(279)	(307)	(25)	(115)

Interest and dividend income from trading portfolio	(11)	(6)	(5)	(5)

Total	0	0	0	0

Interest expense

Interest on amounts due to banks and customers	146	108	(1)	92

Interest on securities lent and repurchase agreements	(146)	(108)	1	(92)

Total	0	0	0	0

IAS 19 Employee Benefits has been amended to allow a choice of whether to recognize actuarial gains and losses in a defined post-retirement benefit plan immediately in equity or to apply the corridor approach. UBS decided to continue to apply the corridor approach as described in part a 21). Other amendments made to IAS 19 have no impact on UBS.

IAS 39 Financial Instruments: Measurement and Recognition and IFRS 4 Insurance Contracts have been amended in relation to financial guarantee contracts to clarify when a financial guarantee is within the scope of IAS 39 and when it is considered an insurance contract within the scope of IFRS 4. This amendment did not have a material impact on UBS’s Financial Statements.

IAS 21 The Effects of Changes in Foreign Exchange Rates has been amended to require that exchange differences arising in consolidation on loan financings that form part of a net investment in a foreign operation and are denominated in a currency other than the functional currencies of both the reporting entity and the foreign operation, are reclassified to equity in the consolidated financial statements of the reporting entity. This amendment has no significant impact on UBS’s Financial Statements.

IFRIC 4 Leases: Determining Whether an Arrangement Contains a Lease

IFRIC 4 was issued in December 2004 and provides guidance on a) how to determine whether an arrangement is, or contains, a lease as defined in IAS 17; b) when the assessment or a reassessment of whether an arrangement is, or contains, a lease should be made; and c) if an arrangement is, or contains, a lease, how the payments for the lease should be separated from payments for any other elements in the arrangement. If an arrangement contains a lease element, the interpretation requires that the payments for the lease element are accounted for in accordance with IAS 17 Leases. UBS adopted the interpretation on 1 January 2006, its effective date. The interpretation had no material effect on UBS’s Financial Statements.

Financial Statements
Notes to the Financial Statements

Effective in 2005 and earlier

Private equity investments
On 1 January 2005, UBS adopted revised IAS 27 Consolidated and Separate Financial Statements and revised IAS 28 Investments in Associates.
IAS 27 was amended to eliminate the exemption from consolidating a subsidiary where control is exercised temporarily. UBS has several private equity investments where it owns a controlling interest that used to be classified and accounted for as Financial investments available-for-sale. UBS adopted IAS 27 on 1 January 2005 retrospectively and restated comparative prior years 2004 and 2003. The effect of the adoption and consolidating these investments was as follows: at 1 January 2003, equity including minority interests was reduced by CHF 723 million, representing the difference between the carrying value as Financial investments available-for-sale and the book value on a consolidated basis. Consolidation led to recognition of total assets in the amount of CHF 1.7 billion and CHF 2.9 billion at 31 December 2004 and 2003 respectively. Significant balance sheet line items affected include Property and equipment, Intangible assets, Goodwill and Other assets. These investments generated additional operating income of CHF 2.5 billion and additional Net profit attributable to UBS shareholders of CHF 142 million in 2004.
IAS 28 was likewise amended to eliminate the exemption from equity method accounting for investments that are held exclusively for disposal. Private equity investments where UBS has significant influence are now accounted for using the equity method whereas they were previously classified as Financial investments available-for-sale. The adoption was made retrospectively from 1 January 2003 and prior periods were restated. Application of the equity method of accounting for these investments had the following effects: on 1 January 2003, opening equity was debited by CHF 266 million, representing the difference between the carrying value as Financial investments available-for-sale and the book value on an equity method basis. The carrying value of these equity method investments was CHF 248 million and CHF 393 million at 31 December 2004 and 2003 respectively, which includes equity in losses of CHF 55 million recognized in the income statement in 2004. Gains on sale recognized in 2004 were CHF 1 million. When accounted for as Financial investments available-for-sale, gains on sale recognized were CHF 70 million in 2004.
These entities, along with all other investments made by the private equity business unit, were reclassified from the Investment Bank segment to the Industrial Holdings segment effective 1 January 2005. In addition, nine of the newly consolidated investments held at 1 January 2003 were sold after that date (but before 1 January 2006) and are presented as Discontinued operations in the restated comparative prior periods in accordance with IFRS 5, which is dis-

cussed on the next page. Gains on sale of CHF 90 million were reported in 2004 in connection with private equity investments sold. On a restated basis, the Net profit from discontinued operations related to these entities was CHF145 million in 2004.

IFRS 2 Share-based Payment

In February 2004, the IASB issued IFRS 2 Share-based Payment, which requires share-based payments made to employees and non-employees to be recognized in the financial statements based on the fair value of these awards measured at the date of grant. UBS adopted the new standard on 1 January 2005 and fully restated the two comparative prior years. In accordance with IFRS 2, UBS applied the new requirements of the standard to all prior period awards that affect income statements commencing 1 January 2003. This includes all unvested equity-settled awards and all outstanding cash-settled awards on 1 January 2003. The effects of restatement were as follows: the opening balance of retained earnings at 1 January 2003 was credited by CHF 559 million. Additional compensation expense of zero was recognized in 2004. The change in compensation expense is attributable to the first-time recognition of compensation expense for the fair value of share options, as well as the recognition of expense for share awards over the vesting period. Previously, share awards were recognized as compensation expense in the performance year, which is generally the year prior to grant. The reason for the zero impact in 2004 was that a significantly higher amount of bonus payments were made in the form of share awards rather than cash. The reversal of compensation expense attributable to these share payments offsets the effect from recognizing options at fair value and share awards made prior to 2004 over the vesting period.
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
UBS also has employee benefit trusts that are used in connection with share-based payment arrangements and deferred compensation schemes. In connection with the issuance of IFRS 2, the IFRIC amended SIC 12 Consolidation – Special Purpose Entities, an interpretation of IAS 27, to eliminate the scope exclusion for equity compensation plans. Therefore, pursuant to the criteria set out in SIC 12, an en-

tity that controls an employee benefit trust (or similar entity) set up for the purpose of a share-based payment arrangement is required to consolidate that trust. Consolidating these trusts had the following effects: on 1 January 2003, no adjustment to opening retained earnings was made as assets and liabilities of the trusts were equal. Consolidation led to recognition of total assets in the amount of CHF 1.1 billion and CHF 1.3 billion and liabilities of CHF 1.1 billion and CHF 1.3 billion at 31 December 2004 and 2003 respectively. The amount of treasury shares increased by CHF 2,029 million and CHF 1,474 million at 31 December 2004 and 2003 respectively. The weighted average number of treasury shares held by these trusts was 45,991,908 in 2004, thus decreasing the denominator used to calculate basic earnings per share. The reduction in weighted average shares outstanding increased basic earnings per share, but had no impact on diluted earnings per share as the additional treasury shares will be fully added back for calculating diluted earnings per share.

Goodwill and Intangible Assets

On 31 March 2004, the IASB issued IFRS 3 Business Combinations, revised IAS 36 Impairment of Assets and revised IAS 38 Intangible Assets. UBS prospectively adopted the standards for goodwill and intangible assets existing at 31 March 2004 on 1 January 2005, whereas goodwill and intangible assets recognized from business combinations entered into after 31 March 2004 were accounted for immediately in accordance with IFRS 3. Goodwill is no longer amortized, but instead reviewed annually for impairment. UBS recorded goodwill amortization expense of CHF 722 million in 2004.
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
IFRS 5 provides certain criteria to be met for a component of an entity to be defined as a discontinued operation. Private Banks & GAM, Motor-Columbus and certain private equity investments meet this definition and were reclassified to Discontinued operations. UBS adopted the new standard on 1 January 2005 and restated the comparative prior year 2004. The income statement is now divided into two sections: Net profit from continuing operations and Net profit from discontinued operations. Refer to Note 38 Discontinued Operations for details.

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

Financial Statements
Notes to the Financial Statements

Revised IAS 32 amended the accounting for certain derivative contracts linked to an entity’s own shares. Physically settled written put options and forward purchase contracts with UBS shares as their underlying are recorded as liabilities – see part a 23). UBS currently has physically settled written put options linked to own shares. The present value of the contractual amount of these options is recorded as a liability, while the premium received is credited to Equity. Liabilities of CHF 96 million at 31 December 2004 and CHF 49 million at 31 December 2003 were debited to Equity attributable to UBS shareholders due to written put options. The impact on the income statement of all periods presented is insignificant. All other existing derivative contracts linked to own shares are accounted for as derivative instruments and are carried at fair value on the balance sheet under Positive replacement values or Negative replacement values.

Revised IAS 39 permits any financial instrument to be designated at inception, or at adoption of revised IAS 39, as carried at fair value through profit or loss. Upon adoption of revised IAS 39, UBS made that designation for the majority of its compound instruments issued. Previously, UBS separated the embedded derivative from the host contract and accounted for the separated derivative as a trading instrument. The amounts are now included on the balance sheet within the line item Financial liabilities designated at fair value, with amounts of CHF 117,401 million and CHF 65,756 million at 31 December 2005 and 2004 being reported in that line. Also, at 31 December 2005 and 2004 assets in the amount of CHF 1,153 million and CHF 653 million are reported in the line Financial assets designated at fair value.
The guidance governing recognition and derecognition of a financial asset is considerably more complex under revised IAS 39 than previously and requires a multi-step decision process to determine whether derecognition is appropriate. See part a 4) for a discussion of the accounting policies regarding derecognition. As a result, certain transactions are now accounted for as secured financing transactions instead of purchases or sales of trading portfolio assets with an accompanying swap derivative. The provisions of this guidance were applied prospectively from 1 January 2004.

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

Segment reporting

On 1 July 2005, UBS integrated its two wealth management businesses into one Business Group, Global Wealth Management & Business Banking. As part of the integration, the municipal securities unit within the former Wealth Management US was transferred into the Investment Bank. The integration had no effect on the presentation of segments in Note 2a, and Wealth Management US continues to be reported as a separate segment. The comparative prior period information for the Wealth Management US and Investment Bank segments has been restated to reflect the transfer of the municipal securities unit. In 2005 and 2004, the municipal securities unit contributed between 7% and 9% to Wealth Management US revenues and a substantial portion to performance before tax.
On 1 July 2004, UBS purchased an additional 20% interest in Motor-Columbus AG, increasing its overall ownership stake to 55.6%. Motor-Columbus was consolidated on 1 July 2004, when UBS gained control over the company. Due to its size and the nature of its business (production, distribution and trading of electricity) a new business segment, Industrial Holdings, was added in which Motor-Columbus was reported. Motor-Columbus is presented as a discontinued operation in these Financial Statements due to the sale on 23 March 2006. Also included in the Industrial Holdings segment are all private equity investments, which comprise businesses of a predominantly industrial nature.

c) International Financial Reporting Standards and Interpretations to be adopted in 2007 and later

IFRS 7 Financial Instruments: Disclosures

Effective 1 January 2007, UBS will adopt the disclosure requirements for financial instruments under IFRS 7. The new standard has no impact on recognition, measurement and presentation of financial instruments. Accordingly, it will have no effect on Net profit and Equity. Rather, it requires entities to provide disclosures in their financial statements that enable users to evaluate: a) the significance of financial instruments for the entity’s financial position and performance; and b) the nature and extent of the credit, market and liquidity risks arising from financial instruments during the period and at the reporting date, and how the entity manages those risks. The principles of IFRS 7 complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in IAS 32 Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement.

UBS has entered into transactions for which fair value is determined using valuation models for which not all inputs are market-observable prices or rates. Such financial instruments are initially recognized in UBS’s Financial Statements at the transaction price, which is generally the best indicator of fair value, although the value obtained from the relevant valuation model may differ. Where such differences arise, UBS will be required by IFRS 7 to disclose, by class of financial instrument: (a) its accounting policy for recognizing that difference in profit or loss to reflect a change in factors (including time) that market participants would consider in setting a price, and (b) the aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference.

IFRS 8 Operating Segments

The new standard on segment reporting, IFRS 8 Operating Segments, comes into force on 1 January 2009, replacing IAS 14 Segment Reporting. It sets out requirements for disclosure of information about a firm’s operating segments, its products and services, the geographical areas in which it operates, and its major customers. The new standard introduces changes to previous requirements for identification of segments, measurement of segment information and disclosures. Specifically, it requires a firm to provide financial and descriptive information about its reportable segments – the operating segments or aggregations of operating segments based on which the senior management of the firm (the “chief operating decision maker”) regularly evaluates separate financial information in deciding how to allocate resources and how to assess performance. Generally, under IFRS 8, the information to be reported will be the same information that is used internally, which might differ from amounts reported in the financial statements. The new standard therefore requires an explanation of the basis on which the segment information is prepared, and reconciliations to the amounts presented in the income statement and the balance sheet. UBS is currently assessing the impact of IFRS 8 on the structure and content of the segment reporting in its financial statements, and whether, as permitted by the standard, to apply it from 1 January 2008.

IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies will be applied on 1 January 2007. This Interpretation provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity (this could be a subsidiary) identifies the existence of hyperinflation in the economy of its functional currency, when that economy was not hyperinflationary in the prior period, and the entity therefore restates its financial statements in accordance with IAS 29. It is not expected that this guidance will have an impact on UBS’s Financial Statements.

IFRIC 8 Scope of IFRS 2

IFRIC 8 was issued in January 2006. This IFRIC addresses whether IFRS 2 applies to transactions in which the entity cannot identify specifically some or all of the goods or services received. The Interpretation requires that IFRS 2 be applied to transactions in which goods or services are received, such as transactions in which an entity receives goods or services as consideration for equity instruments of the entity. This includes transactions in which the entity cannot identify specifically some or all of the goods or services received. The unidentifiable goods or services received (or to be received) should be measured as the difference between the fair value of the share-based payment and the fair value of any identifiable goods or services received (or to be received). Measurement of the unidentifiable goods or services received should take place at the grant date. However, for cash-settled transactions, the liability should be re-measured at each reporting date until it is settled. UBS will adopt the Interpretation on 1 January 2007. This Interpretation will have no significant impact on UBS’s Financial Statements.

IFRIC 9 Reassessment of Embedded Derivatives

The Interpretation clarifies that an entity should not reassess whether an embedded derivative needs to be separated from the host contract after the initial hybrid contract is recognized, unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. UBS will adopt this Interpretation of IAS 39 on 1 January 2007. It is not expected that this Interpretation will have a significant impact on UBS’s Financial Statements.

IFRIC 10, Interim Financial Reporting and Impairment

The new Interpretation of IAS 39 requires that impairment losses recognized in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost must not be reversed at a subsequent balance sheet date. UBS will adopt this Interpretation from 1 January 2007 onwards. It is not expected that this interpretation will have a significant impact on UBS’s Financial Statements.

IFRIC 11, IFRS 2: Group and Treasury Share Transactions

IFRIC 11 was issued in November 2006 and provides guidance on (a) how to account for share-based payment arrangements between entities within the same group; (b) determining whether a transaction should be accounted for as equity-settled or cash-settled when an entity either chooses or is required to buy equity instruments (i.e. treasury shares) from another party, to satisfy its obligations to its employees; and (c) determining whether a transaction should be accounted for as equity-settled or cash-settled when an entity’s

Financial Statements
Notes to the Financial Statements

employees are granted rights to equity instruments of the entity (e.g. share options), either by the entity itself or by its shareholders, and the shareholders of the entity provide the equity instruments needed. The Interpretation requires that share-based payment transactions in which an entity receives services as consideration for its own equity instruments be accounted for as an equity-settled transaction. This applies regardless of whether the entity chooses or is required to buy those equity instruments from another party to satisfy its obligations to its employees under the share-based payment arrangement. UBS will adopt the interpretation on 1 January 2007. It is not expected to have a significant impact on UBS’s Financial Statements.

Note 2a Segment Reporting by Business Group

UBS’s financial businesses are organized on a worldwide basis into three Business Groups and the Corporate Center. Global Wealth Management & Business Banking consists of three segments, Wealth Management International & Switzerland, Wealth Management US and Business Banking Switzerland. The Business Groups Investment Bank and Global Asset Management constitute one segment each. The Corporate Center is now comprised of only one segment, after the sale of Private Banks & GAM on 2 December 2005. Prior to this, Corporate Center consisted of two segments, Corporate Functions and Private Banks & GAM. In addition, the Industrial Holdings segment holds all industrial operations controlled by the Group. In total, UBS now reports seven business segments.

Global Wealth Management & Business Banking

Global Wealth Management & Business Banking comprises three segments. Wealth Management International & Switzerland offers a comprehensive range of products and services individually tailored to affluent international and Swiss clients and operates from offices around the world. Wealth Management US is a US financial services firm providing sophisticated wealth management services to affluent US clients through a highly trained financial advisor network. Business Banking Switzerland provides individual and corporate clients in Switzerland with a complete portfolio of banking and securities services, focused on customer service excellence, profitability and growth, using a multi-channel distribution. The segments share technological and physical infrastructure, and have joint departments supporting major functions such as e-commerce, financial planning and wealth management, investment policy and strategy.

Global Asset Management

Global Asset Management provides investment products and services to institutional investors and wholesale intermediaries around the globe. Clients include corporate and public pension plans, financial institutions and advisors, central banks, charities, foundations and individual investors.

Investment Bank

The Investment Bank operates globally as a client-driven investment banking and securities firm providing innovative products, research, advice and complete access to the world’s capital markets for intermediaries, governments, corporate and institutional clients and other parts of UBS.

Corporate Center

Corporate Center ensures that the Business Groups operate as a coherent and effective whole with a common set of values and principles in such areas as risk management and control, financial reporting, marketing and communications, funding, capital and balance sheet management, management of foreign currency earnings, information technology infrastructure and service centers. Private Banks & GAM, which was shown as a separate segment within Corporate Center in prior years, was sold on 2 December 2005 and is presented as discontinued operations.

Industrial Holdings

The Industrial Holdings segment comprises the non-financial businesses of UBS, including the private equity business which primarily invests UBS and third-party funds in unlisted companies. The most significant business in this segment, Motor-Columbus, was sold on 23 March 2006 and is presented as discontinued operations. Additionally, certain private equity investments sold in 2006 and prior years are presented as discontinued operations.

Financial Statements
Notes to the Financial Statements

Note 2a Reporting by Business Group (continued)

For the year ended 31 December 2006

CHF million

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at internally agreed transfer prices or at arm’s length.

Income[1]

Credit loss (expense) / recovery

Total operating income

Personnel expenses

General and administrative expenses

Services (to) / from other business units

Depreciation of property and equipment

Amortization of intangible assets[2]

Goods and materials purchased

Total operating expenses

Business Group performance from
continuing operations before tax

Business Group performance from
discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

Additional information[3]

Total assets

Total liabilities

Capital expenditure

Management reporting based on expected credit loss

For internal management reporting purposes, credit loss is measured using an expected loss concept. This table shows Business Group performance consistent with the way the businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three year period. The difference between these adjusted expected credit loss figures and the credit loss expense recorded at Group level for reporting purposes is reported in Corporate Center as Adjusted expected credit loss.

Income[1]

Adjusted expected credit loss

Total operating income

Personnel expenses

General and administrative expenses

Services (to) / from other business units

Depreciation of property and equipment

Amortization of intangible assets[2]

Goods and materials purchased

Total operating expenses

Business Group performance from
continuing operations before tax

Business Group performance from
discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

							Industrial
Financial Businesses							Holdings	UBS
Global Wealth Management &			Global Asset	Investment		Corporate
Business Banking			Management	Bank		Center
Wealth Management	Wealth
International &	Management	Business Banking
Switzerland	US	Switzerland

10,827	5,863	5,085	3,220	21,726		294	994	48,009

1	(1)	109	0	47		0	0	156

10,828	5,862	5,194	3,220	21,773		294	994	48,165

3,137	3,800	2,412	1,503	11,353		1,264	202	23,671

885	1,073	1,070	399	3,260		1,242	187	8,116

1,479	281	(642)	(105)	956		(1,978)	9	0

84	74	74	27	203	[4]	783	18	1,263

10	53	0	4	72		9	5	153

							295	295

5,595	5,281	2,914	1,828	15,844		1,320	716	33,498

5,233	581	2,280	1,392	5,929		(1,026)	278	14,667

						4	852	856

5,233	581	2,280	1,392	5,929		(1,022)	1,130	15,523

								2,786

								(13)

								12,750

286,241	63,249	211,123	48,616	2,108,828		(323,434)	1,888	2,396,511

281,327	57,681	205,747	46,589	2,089,140		(343,152)	3,404	2,340,736

257	273	14	498	593		1,385	97	3,117

10,827	5,863	5,085	3,220	21,726		294	994	48,009

(29)	0	185	0	61		(61)	0	156

10,798	5,863	5,270	3,220	21,787		233	994	48,165

3,137	3,800	2,412	1,503	11,353		1,264	202	23,671

885	1,073	1,070	399	3,260		1,242	187	8,116

1,479	281	(642)	(105)	956		(1,978)	9	0

84	74	74	27	203	[4]	783	18	1,263

10	53	0	4	72		9	5	153

							295	295

5,595	5,281	2,914	1,828	15,844		1,320	716	33,498

5,203	582	2,356	1,392	5,943		(1,087)	278	14,667

						4	852	856

5,203	582	2,356	1,392	5,943		(1,083)	1,130	15,523

								2,786

								(13)

								12,750

1 Impairments of financial investments available-for-sale for the year ended 31 December 2006 were as follows: Global Wealth Management & Business Banking CHF 8 million; Global Asset Management CHF 1 million; Investment Bank CHF 5 million; Corporate Center CHF (2) million and Industrial Holdings CHF 23 million.  2 For further information regarding goodwill and other intangible assets by Business Group, please see Note 16: Goodwill and Other Intangible Assets.  3 The funding surplus or requirement is reflected in each Business Group and adjusted in Corporate Center.  4 Includes a CHF 34 million software impairment.

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

Income[1]

Credit loss (expense) / recovery

Total operating income

Personnel expenses

General and administrative expenses

Services (to) / from other business units

Depreciation of property and equipment

Amortization of intangible assets[2]

Goods and materials purchased

Total operating expenses

Business Group performance from
continuing operations before tax

Business Group performance from
discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

Additional information[3]

Total assets

Total liabilities

Capital expenditure

Management reporting based on expected credit loss

For internal management reporting purposes, credit loss is measured using an expected loss concept. This table shows Business Group performance consistent with the way the businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three year period. The difference between these adjusted expected credit loss figures and the credit loss expense recorded at Group level for reporting purposes is reported in Corporate Functions as Adjusted expected credit loss.

Income[1]

Adjusted expected credit loss

Total operating income

Personnel expenses

General and administrative expenses

Services (to) / from other business units

Depreciation of property and equipment

Amortization of intangible assets[2]

Goods and materials purchased

Total operating expenses

Business Group performance from
continuing operations before tax

Business Group performance from
discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

							Industrial
Financial Businesses							Holdings	UBS
Global Wealth Management &			Global Asset	Investment	Corporate
Business Banking			Management	Bank	Center
Wealth Management	Wealth
International &	Management	Business Banking			Private Banks	Corporate
Switzerland	US	Switzerland			& GAM	Functions

9,024	5,158	4,949	2,487	17,448		455	1,236	40,757

(8)	0	231	0	152		0	0	375

9,016	5,158	5,180	2,487	17,600		455	1,236	41,132

2,579	3,460	2,450	988	9,259		1,167	245	20,148

804	1,047	994	304	2,215		1,084	184	6,632

1,371	223	(634)	116	640		(1,730)	14	0

89	65	72	21	136		857	21	1,261

7	49	0	1	53		17	4	131

							283	283

4,850	4,844	2,882	1,430	12,303		1,395	751	28,455

4,166	314	2,298	1,057	5,297		(940)	485	12,677

					4,556	8	496	5,060

4,166	314	2,298	1,057	5,297	4,556	(932)	981	17,737

								2,471

								576

								14,690

223,790	64,896	176,837	40,782	1,766,563		(226,069)	11,549	2,058,348

219,140	59,567	170,668	39,191	1,748,934		(242,600)	11,814	2,006,714

81	84	58	16	138	25	1,264	299	1,965

9,024	5,158	4,949	2,487	17,448		455	1,236	40,757

(13)	(2)	122	0	36		232	0	375

9,011	5,156	5,071	2,487	17,484		687	1,236	41,132

2,579	3,460	2,450	988	9,259		1,167	245	20,148

804	1,047	994	304	2,215		1,084	184	6,632

1,371	223	(634)	116	640		(1,730)	14	0

89	65	72	21	136		857	21	1,261

7	49	0	1	53		17	4	131

							283	283

4,850	4,844	2,882	1,430	12,303		1,395	751	28,455

4,161	312	2,189	1,057	5,181		(708)	485	12,677

					4,508	56	496	5,060

4,161	312	2,189	1,057	5,181	4,508	(652)	981	17,737

								2,471

								576

								14,690

1 Impairments of financial investments available-for-sale for the year ended 31 December 2005 were as follows: Global Wealth Management & Business Banking CHF 10 million; Global Asset Management CHF 0 million; Investment Bank CHF 0 million; Corporate Center CHF 16 million and Industrial Holdings CHF 81 million.  2 For further information regarding goodwill and other intangible assets by Business Group, please see Note 16: Goodwill and Other Intangible Assets.  3 The funding surplus or requirement is reflected in each Business Group and adjusted in Corporate Center.

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

Income[2]

Credit loss (expense) / recovery

Total operating income

Personnel expenses

General and administrative expenses

Services (to) / from other business units

Depreciation of property and equipment

Amortization of goodwill[3]

Amortization of intangible assets[3]

Goods and materials purchased

Total operating expenses

Business Group performance from
continuing operations before tax

Business Group performance from
discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

Additional information[4]

Total assets

Total liabilities

Capital expenditure

Management reporting based on expected credit loss

For internal management reporting purposes, credit loss is measured using an expected loss concept. This table shows Business Group performance consistent with the way the businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three year period. The difference between these adjusted expected credit loss figures and the credit loss expense recorded at Group level for reporting purposes is reported in Corporate Functions as Adjusted expected credit loss.

Income[2]

Adjusted expected credit loss

Total operating income

Personnel expenses

General and administrative expenses

Services (to) / from other business units

Depreciation of property and equipment

Amortization of goodwill[3]

Amortization of intangible assets[3]

Goods and materials purchased

Total operating expenses

Business Group performance from
continuing operations before tax

Business Group performance from
discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

							Industrial
Financial Businesses							Holdings[1]	UBS
			Global Asset	Investment	Corporate
Global Wealth Management & Business Banking			Management	Bank	Center
Wealth Management	Wealth
International &	Management	Business Banking			Private Banks	Corporate
Switzerland	US	Switzerland			& GAM	Functions

7,701	4,741	5,064	2,022	16,090		112	915	36,645

(1)	3	92	0	147		0	0	241

7,700	4,744	5,156	2,022	16,237		112	915	36,886

2,119	3,320	2,426	893	8,152		796	185	17,891

642	767	1,064	299	2,538		1,077	176	6,563

1,395	275	(533)	126	226		(1,509)	20	0

66	67	69	23	243		794	22	1,284

67	171	0	129	278		1	27	673

8	107	0	0	36		17	2	170

							263	263

4,297	4,707	3,026	1,470	11,473		1,176	695	26,844

3,403	37	2,130	552	4,764		(1,064)	220	10,042

					386	10	385	781

3,403	37	2,130	552	4,764	386	(1,054)	605	10,823

								2,155

								198

								8,470

164,716	48,058	210,223	29,698	1,477,402	8,043	(210,363)	9,394	1,737,171

161,042	43,879	204,569	28,311	1,463,596	7,480	(220,730)	9,966	1,698,113

304	48	212	8	415	19	599	1,484	3,089

7,701	4,741	5,064	2,022	16,090		112	915	36,645

(8)	(5)	(25)	0	(7)		286	0	241

7,693	4,736	5,039	2,022	16,083		398	915	36,886

2,119	3,320	2,426	893	8,152		796	185	17,891

642	767	1,064	299	2,538		1,077	176	6,563

1,395	275	(533)	126	226		(1,509)	20	0

66	67	69	23	243		794	22	1,284

67	171	0	129	278		1	27	673

8	107	0	0	36		17	2	170

							263	263

4,297	4,707	3,026	1,470	11,473		1,176	695	26,844

3,396	29	2,013	552	4,610		(778)	220	10,042

					438	(42)	385	781

3,396	29	2,013	552	4,610	438	(820)	605	10,823

								2,155

								198

								8,470

1 Results for Motor-Columbus include the six month period beginning on 1 July 2004.   2 Impairments of financial investments available-for-sale for the year ended 31 December 2004 were as follows: Global Wealth Management & Business Banking CHF 47 million; Global Asset Management CHF 4 million; Investment Bank CHF (17) million; Corporate Center CHF 0 million and Industrial Holdings CHF 57 million.  3 For further information regarding goodwill and other intangible assets by Business Group, please see Note 16: Goodwill and Other Intangible Assets.  4 The funding surplus or requirement is reflected in each Business Group and adjusted in Corporate Center.

Financial Statements
Notes to the Financial Statements

Note 2b Segment Reporting by Geographic Location

The geographic analysis of total assets is based on customer domicile, whereas operating income and capital expenditure are based on the location of the office in which the transactions and assets are recorded. Because of the global nature of financial markets, the Group’s business is managed on an integrated basis worldwide, with a view to profitability by product line. The geographical analysis of operating income, total assets and capital expenditure is provided in order to comply with IFRS and does not reflect the way the Group is managed. Management believes that analysis by Business Group, as shown in Note 2a, is a more meaningful representation of the way in which the Group is managed.

For the year ended 31 December 2006
	Total operating income		Total assets		Capital expenditure
	CHF million	Share %	CHF million	Share %	CHF million	Share %

Switzerland	12,987	27	211,565	9	650	21

Rest of Europe / Middle East / Africa	12,771	27	734,986	31	385	12

Americas	18,367	38	1,243,933	51	1,754	56

Asia Pacific	4,040	8	206,027	9	328	11

Total	48,165	100	2,396,511	100	3,117	100

For the year ended 31 December 2005
	Total operating income		Total assets		Capital expenditure
	CHF million	Share %	CHF million	Share %	CHF million	Share %

Switzerland	13,793	34	203,907	10	973	49

Rest of Europe / Middle East / Africa	9,236	22	687,963	33	467	24

Americas	15,293	37	1,004,230	49	386	20

Asia Pacific	2,810	7	162,248	8	139	7

Total	41,132	100	2,058,348	100	1,965	100

For the year ended 31 December 2004
	Total operating income		Total assets		Capital expenditure
	CHF million	Share %	CHF million	Share %	CHF million	Share %

Switzerland	13,438	37	193,464	11	1,993	65

Rest of Europe / Middle East / Africa	7,535	20	561,390	32	556	18

Americas	13,787	37	830,350	48	376	12

Asia Pacific	2,126	6	151,967	9	164	5

Total	36,886	100	1,737,171	100	3,089	100

Income Statement

Note 3 Net Interest and Trading Income

Accounting standards require separate disclosure of net interest income and net trading income (see the tables below and on the next page). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different business activities. In many cases, a particular business activity can generate both net interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. UBS management therefore analyzes net interest and trading income according to the business activity generating it. The second table below (labeled Breakdown by business activity) provides information that corresponds to this management view. For example, net income from trading activities is further broken down into the four sub-components of Equities, Fixed income, Foreign exchange and Other. These activities generate both types of income (interest and trading revenue) and therefore this analysis is not comparable with the breakdown provided in the third table below and the table on the next page.

Net interest and trading income
	For the year ended			% change from
CHF million	31.12.06	31.12.05	31.12.04	31.12.05

Net interest income	6,521	9,528	11,744	(32)

Net trading income	13,318	7,996	4,902	67

Total net interest and trading income	19,839	17,524	16,646	13

Breakdown by business activity

	For the year ended			% change from
CHF million	31.12.06	31.12.05	31.12.04	31.12.05

Equities	4,759	3,928	3,098	21

Fixed income	6,204	5,741	6,264	8

Foreign exchange	1,745	1,458	1,467	20

Other	411	292	203	41

Net income from trading activities	13,119	11,419	11,032	15

Net income from interest margin products	5,829	5,355	5,070	9

Net income from treasury and other activities	891	750	544	19

Total net interest and trading income	19,839	17,524	16,646	13

Net interest income[1]
	For the year ended			% change from
CHF million	31.12.06	31.12.05	31.12.04	31.12.05

Interest income

Interest earned on loans and advances[2]	15,266	11,678	9,220	31

Interest earned on securities borrowed and reverse repurchase agreements	39,771	23,362	10,699	70

Interest and dividend income from trading portfolio	32,211	24,134	19,271	33

Interest income on financial assets designated at fair value	25	26	0	(4)

Interest and dividend income from financial investments available-for-sale	128	86	38	49

Total	87,401	59,286	39,228	47

Interest expense

Interest on amounts due to banks and customers	20,024	11,226	5,583	78

Interest on securities lent and repurchase agreements	34,021	20,480	9,906	66

Interest and dividend expense from trading portfolio	14,533	10,736	7,993	35

Interest on financial liabilities designated at fair value	4,757	2,390	1,168	99

Interest on debt issued	7,545	4,926	2,834	53

Total	80,880	49,758	27,484	63

Net interest income	6,521	9,528	11,744	(32)

1 Figures in comparative periods reflect the prime brokerage reclassification as explained in Note 1.  2 Includes interest income on impaired loans and advances of CHF 158 million for 2006, CHF 123 million for 2005 and CHF 172 million for 2004.

Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.

Financial Statements
Notes to the Financial Statements

Note 3 Net Interest and Trading Income (continued)
Net trading income[1]
	For the year ended			% change from
CHF million	31.12.06	31.12.05	31.12.04	31.12.05

Equities	7,064	3,900	2,254	81

Fixed income[2]	2,945	1,256	131	134

Foreign exchange and other	3,309	2,840	2,517	17

Net trading income	13,318	7,996	4,902	67

Thereof:

Net gains / (losses) from financial assets designated at fair value	(397)	70	0

Net gains / (losses) from financial liabilities designated at fair value	(3,869)	(4,024)	(1,203)

1 Refer to the table “Net interest and trading income” on the previous page for the Equities, Fixed income, Foreign exchange and Other business results (for an explanation, read the corresponding introductory comment).  2 Includes commodities trading income.

Financial liabilities designated at fair value include the impact of UBS’s own credit where market information indicates that it is reflected in the price at which UBS transacts with third parties. Products with UBS’s own credit as a valuation input include certain structured debt instruments where either at inception or over their life, UBS receives cash flows that provide funding and thereby expose the counterparty to UBS credit risk. In all periods presented, for counterparties entering into products which are financial liabilities from UBS’s perspective, the perception of UBS’s credit risk has remained stable.

Note 4 Net Fee and Commission Income

Note 4 Net Fee and Commission Income
	For the year ended			% change from
CHF million	31.12.06	31.12.05	31.12.04	31.12.05

Equity underwriting fees	1,834	1,341	1,417	37

Debt underwriting fees	1,704	1,516	1,114	12

Total underwriting fees	3,538	2,857	2,531	24

Corporate finance fees	1,852	1,460	1,078	27

Brokerage fees	8,053	6,718	5,794	20

Investment fund fees	5,858	4,750	3,948	23

Fiduciary fees	252	212	197	19

Custodian fees	1,266	1,176	1,143	8

Portfolio and other management and advisory fees	6,622	5,310	4,488	25

Insurance-related and other fees	449	372	343	21

Total securities trading and investment activity fees	27,890	22,855	19,522	22

Credit-related fees and commissions	269	306	264	(12)

Commission income from other services	1,064	1,027	977	4

Total fee and commission income	29,223	24,188	20,763	21

Brokerage fees paid	1,904	1,631	1,387	17

Other	1,438	1,121	870	28

Total fee and commission expense	3,342	2,752	2,257	21

Net fee and commission income	25,881	21,436	18,506	21

Note 5 Other Income

Note 5 Other Income
	For the year ended			% change from
CHF million	31.12.06	31.12.05	31.12.04	31.12.05

Associates and subsidiaries

Net gains / (losses) from disposals of consolidated subsidiaries	(11)	1	83

Net gains from disposals of investments in associates	21	26	1	(19)

Total	10	27	84	(63)

Financial investments available-for-sale

Net gains from disposals	921	231	132	299

Impairment charges	(12)	(26)	(34)	54

Total	909	205	98	343

Net income from investments in property[1]	61	42	65	45

Equity in income of associates	106	57	43	86

Net gains / (losses) from investment properties[2]	5	12	11	(58)

Other	204	218	277	(6)

Total other income from Financial Businesses	1,295	561	578	131

Other income from Industrial Holdings	301	561	275	(46)

Total other income	1,596	1,122	853	42

1 Includes net rent received from third parties and net operating expenses.  2 Includes unrealized and realized gains from investment properties at fair value.
Note 6 Personnel Expenses

Note 6 Personnel Expenses
	For the year ended			% change from
CHF million	31.12.06	31.12.05	31.12.04	31.12.05

Salaries and bonuses	19,076	15,930	14,254	20

Contractors	822	823	567	0

Insurance and social security contributions	1,376	1,257	1,025	9

Contribution to retirement plans	802	713	652	12

Other personnel expenses	1,595	1,425	1,393	12

Total personnel expenses	23,671	20,148	17,891	17

Note 7 General and Administrative Expenses

Note 7 General and Administrative Expenses
	For the year ended			% change from
CHF million	31.12.06	31.12.05	31.12.04	31.12.05

Occupancy	1,435	1,278	1,256	12

Rent and maintenance of IT and other equipment	653	602	653	8

Telecommunications and postage	907	840	812	8

Administration	861	758	634	14

Marketing and public relations	653	576	488	13

Travel and entertainment	937	737	614	27

Professional fees	924	625	683	48

Outsourcing of IT and other services	1,095	871	919	26

Other	651	345	504	89

Total general and administrative expenses	8,116	6,632	6,563	22

Financial Statements
Notes to the Financial Statements

Note 8 Earnings per Share (EPS) and Shares Outstanding

Note 8 Earnings per Share (EPS) and Shares Outstanding
	For the year ended			% change from
	31.12.06	31.12.05	31.12.04	31.12.05

Basic earnings (CHF million)

Net profit attributable to UBS shareholders	12,257	14,029	8,016	(13)

from continuing operations	11,491	9,776	7,547	18

from discontinued operations	766	4,253	469	(82)

Diluted earnings (CHF million)

Net profit attributable to UBS shareholders	12,257	14,029	8,016	(13)

Less: (Profit) / loss on equity derivative contracts	(8)	(22)	(5)	64

Net profit attributable to UBS shareholders for diluted EPS	12,249	14,007	8,011	(13)

from continuing operations	11,483	9,777	7,550	17

from discontinued operations	766	4,230	461	(82)

Weighted average shares outstanding

Weighted average shares outstanding[1]	1,976,405,800	2,013,987,754	2,059,836,926	(2)

Potentially dilutive ordinary shares resulting from unvested exchangeable shares, options and warrants outstanding[2]	82,429,012	83,203,786	104,085,794	(1)

Weighted average shares outstanding for diluted EPS	2,058,834,812	2,097,191,540	2,163,922,720	(2)

Earnings per share (CHF)

Basic	6.20	6.97	3.89	(11)

from continuing operations	5.81	4.85	3.66	20

from discontinued operations	0.39	2.12	0.23	(82)

Diluted	5.95	6.68	3.70	(11)

from continuing operations	5.58	4.66	3.49	20

from discontinued operations	0.37	2.02	0.21	(82)

1 Includes an average of 143,809 exchangeable shares for the year ended 31 December 2006 that can be exchanged into the same number of UBS shares.  2 Total equivalent shares outstanding on options that were not dilutive for the respective periods but could potentially dilute earnings per share in the future were 37,229,136; 29,117,750; and 37,956,398 for the years ended 31 December 2006, 31 December 2005 and 31 December 2004 respectively.

Shares outstanding
	As of			% change from
	31.12.06	31.12.05	31.12.04	31.12.05

Total ordinary shares issued	2,105,273,286	2,177,265,044	2,253,716,354	(3)

Second trading line treasury shares

2004 program			79,870,188

2005 program		67,770,000

2006 program	22,600,000

Other treasury shares	141,875,699	140,749,748	169,456,432	1

Total treasury shares	164,475,699	208,519,748	249,326,620	(21)

Shares outstanding	1,940,797,587	1,968,745,296	2,004,389,734	(1)

All shares and earnings per share figures reflect the 2-for-1 share split made on 10 July 2006.

Balance Sheet: Assets

Note 9 Financial Assets Designated at Fair Value

Note 9 Financial Assets Designated at Fair Value
CHF million	31.12.06	31.12.05

Loans	2,104	737

Structured loans	148	229

Reverse repurchase agreements

Banks	2,942	0

Customers	307	0

Other financial assets	429	187

Total financial assets designated at fair value	5,930	1,153

The maximum exposure to credit loss of all items in the above table except for Other financial assets is equal to the fair value (CHF 5,501 million at 31 December 2006). Other financial assets are generally comprised of equity investments and are not directly exposed to credit risk. The maxi-

mum exposure to credit loss at 31 December 2006 is mitigated by collateral of CHF 3,712 million.

The amount by which credit derivatives or similar instruments mitigate the maximum exposure to credit loss of loans and structured loans designated at fair value is as follows:

CHF million	31.12.06

Notional amount of loans and structured loans	2,348

Credit derivatives related to loans and structured loans – notional amounts[1]	663

Credit derivatives related to loans and structured loans – fair value[1]	2

Additional information

	For the year ended

CHF million	31.12.06	[2]

Change in fair value of loans and structured loans designated at fair value, attributable to changes in credit risk[3]	(8)

Change in fair value of credit derivatives and similar instruments which mitigate the maximum exposure to credit loss of loans and structured loans designated at fair value[3]	2

1 Credit derivatives and similar instruments include credit default swaps, credit linked notes, total return swaps, put options, and similar instruments. These are generally used to manage credit risk when UBS has a direct credit exposure to the counterparty, which has not otherwise been collateralized.  2 Also equals the cumulative amount from inception for the year ended 31 December 2006.  3 Current and cumulative changes in the fair value of loans attributable to changes in their credit risk are only calculated for those loans oustanding at balance sheet date. Current and cumulative changes in the fair value of credit derivatives hedging such loans include all the derivatives which have been used to mitigate credit risk of these loans since designation at fair value. For loans reported under the fair value option, changes in fair value due to changes in the credit standing of the borrower are calculated using counterparty credit information obtained from independent market sources.

Financial Statements
Notes to the Financial Statements

Note 10a Due from Banks and Loans (Held at Amortized Cost)

Note 10a Due from Banks and Loans (Held at Amortized Cost)

By type of exposure
CHF million	31.12.06	31.12.05

Banks[1]	50,456	33,689

Allowance for credit losses	(30)	(45)

Net due from banks	50,426	33,644

Loans[1]

Residential mortgages	124,548	127,990

Commercial mortgages	19,989	18,509

Other loans	169,210	135,022

Subtotal	313,747	281,521

Allowance for credit losses	(1,226)	(1,611)

Net loans	312,521	279,910

Net due from banks and loans (held at amortized cost)	362,947	313,554

1 Includes due from banks and loans from Industrial Holdings in the amount of CHF 93 and CHF 728 million for 2006 and 2005 respectively.

Additional information about due from banks, loans (held at amortized cost) and loans designated at fair value
CHF million	31.12.06	31.12.05

Net due from banks and loans (held at amortized cost)	362,947	313,554

Loans designated at fair value[2]	2,252	966

Total	365,199	314,520

2 Equals the sum of Loans and Structured loans in Note 9.

By geographical region (based on the location of the borrower)
CHF million	31.12.06	31.12.05

Switzerland	163,090	158,465

Rest of Europe / Middle East / Africa	67,584	50,898

Americas	117,447	94,192

Asia Pacific	18,334	12,621

Subtotal	366,455	316,176

Allowance for credit losses	(1,256)	(1,656)

Net due from banks, loans (held at amortized cost) and loans designated at fair value	365,199	314,520

By type of collateral
CHF million	31.12.06	31.12.05

Secured by real estate	146,518	148,412

Collateralized by securities	99,879	55,334

Guarantees and other collateral	27,000	24,567

Unsecured	93,058	87,863

Subtotal	366,455	316,176

Allowance for credit losses	(1,256)	(1,656)

Net due from banks, loans (held at amortized cost) and loans designated at fair value	365,199	314,520

Note 10b Allowances and Provisions for Credit Losses

Note 10b Allowances and Provisions for Credit Losses
		Collective loan
	Specific allowances	loss allowances
CHF million	and provisions	and provisions	Total 31.12.06	Total 31.12.05

Balance at the beginning of the year	1,690	86	1,776	2,802

Write-offs	(363)	0	(363)	(651)

Recoveries	62	0	62	63

Increase / (decrease) in credit loss allowances and provisions	(108)	(48)	(156)	(374)

Acquisitions	3	0	3	(61)

Foreign currency translation and other adjustments	10	0	10	(3)

Balance at the end of the year[1]	1,294	38	1,332	1,776

1 Includes country provisions of CHF 65 million at 31 December 2005. During 2006, all country provisions were released.

		Collective loan
	Specific allowances	loss allowances
CHF million	and provisions	and provisions	Total 31.12.06	Total 31.12.05

As a reduction of Due from banks	30	0	30	45

As a reduction of Loans	1,188	38	1,226	1,611

As a reduction of other balance sheet positions	0	0	0	11

Subtotal	1,218	38	1,256	1,667

Included in Other liabilities related to provisions for contingent claims	76	0	76	109

Total allowances and provisions for credit losses	1,294	38	1,332	1,776

Note 10c Impaired Due from Banks and Loans

Note 10c Impaired Due from Banks and Loans
CHF million	31.12.06	31.12.05

Total gross impaired due from banks and loans[1]	2,628	3,434

Allowance for impaired due from banks	30	32

Allowance for impaired loans	1,188	1,561

Total allowances for credit losses related to impaired due from banks and loans	1,218	1,593

Average total gross impaired due from banks and loans[2]	3,003	4,089

1 All impaired due from banks and loans have a specific allowance for credit losses.  2 Average balances are calculated from quarterly data.

CHF million	31.12.06	31.12.05

Total gross impaired due from banks and loans	2,628	3,434

Estimated liquidation proceeds of collateral	(1,059)	(1,366)

Net impaired due from banks and loans	1,569	2,068

Total allowances for credit losses related to impaired due from banks and loans	1,218	1,593

Financial Statements
Notes to the Financial Statements

Note 10d Non-Performing Due from Banks and Loans

A loan (included in Due from banks or Loans) is classified as non-performing: 1) when the payment of interest, principal or fees is overdue by more than 90 days and there is no firm evidence that it will be made good by later payments or the liquidation of collateral; or 2) when insolvency proceedings have commenced; or 3) when obligations have been restructured on concessionary terms.

CHF million	31.12.06	31.12.05

Total gross non-performing due from banks and loans	1,918	2,363

Total allowances for credit losses related to non-performing due from banks and loans	1,112	1,393

Average total gross non-performing due from banks and loans[1]	2,135	3,082

1 Average balances are calculated from quarterly data.

CHF million	31.12.06	31.12.05

Non-performing due from banks and loans at the beginning of the year	2,363	3,555

Net additions / (reductions)	(157)	(515)

Write-offs and disposals	(288)	(677)

Non-performing due from banks and loans at the end of the year	1,918	2,363

By type of exposure
CHF million	31.12.06	31.12.05

Banks	29	27

Loans

Secured by real estate	561	621

Other	1,328	1,715

Total loans	1,889	2,336

Total non-performing due from banks and loans	1,918	2,363

By geographical region (based on the location of borrower)
CHF million	31.12.06	31.12.05

Switzerland	1,744	2,106

Rest of Europe / Middle East / Africa	106	155

Americas	62	94

Asia Pacific	6	8

Total non-performing due from banks and loans	1,918	2,363

Note 11 Securities Borrowing, Securities Lending, Repurchase and Reverse Repurchase Agreements

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

Balance sheet assets
	Cash collateral on	Reverse repurchase	Cash collateral on	Reverse repurchase
	securities borrowed	agreements	securities borrowed	agreements
CHF million	31.12.06	31.12.06	31.12.05	31.12.05

By counterparty

Banks	53,538	209,606	52,814	259,608

Customers	298,052	196,228	235,621	144,824

Total	351,590	405,834	288,435	404,432

Note 11 Securities Borrowing, Securities Lending, Repurchase and Reverse Repurchase Agreements (continued)

Balance sheet liabilities
	Cash collateral on	Repurchase	Cash collateral on	Repurchase
	securities lent	agreements	securities lent	agreements
CHF million	31.12.06	31.12.06	31.12.05	31.12.05

By counterparty

Banks	44,118	274,910	46,766	278,287

Customers	18,970	270,570	13,172	200,221

Total	63,088	545,480	59,938	478,508

Note 12 Trading Portfolio

The Group trades in debt instruments (including money market paper and tradable loans), equity instruments, precious metals, other commodities and derivatives to meet the fi-

nancial needs of its customers and to generate revenue. Note 23 provides a description of the various classes of derivative instruments.

CHF million	31.12.06	31.12.05

Trading portfolio assets

Money market paper	86,790	57,685

thereof pledged as collateral with central banks[1]	20,053	11,717

thereof pledged as collateral (excluding central banks)[1]	45,356	16,307

thereof pledged as collateral and can be repledged or resold by counterparty[2]	38,173	11,563

Debt instruments

Swiss government and government agencies	340	589

US Treasury and government agencies	114,714	77,569

Other government agencies	71,170	64,823

Corporate listed	214,129	169,841

Other – unlisted	111,001	74,253

Total	511,354	387,075

thereof pledged as collateral[1]	190,153	170,917

thereof can be repledged or resold by counterparty[2]	158,549	110,857

Equity instruments

Listed	183,731	139,101

Unlisted	27,938	20,958

Total	211,669	160,059

thereof pledged as collateral[1]	56,760	33,559

thereof can be repledged or resold by counterparty[2]	54,756	32,339

Traded loans	47,630	36,212

Precious metals and other commodities[3]	21,071	13,025

Total trading portfolio assets	878,514	654,056

Trading portfolio liabilities

Debt instruments

Swiss government and government agencies	129	407

US Treasury and government agencies	81,385	74,758

Other government agencies	58,538	52,833

Corporate listed	21,788	19,885

Other – unlisted	2,101	1,224

Total	163,941	149,107

Equity instruments	40,832	39,524

Total trading portfolio liabilities	204,773	188,631

1 Financial assets pledged to third parties for liabilities with and without the right of rehypothecation are CHF 312 billion at 31 December 2006 and CHF 233 billion at 31 December 2005.  2 Financial assets pledged to third parties with right of rehypothecation of CHF 251 billion at 31 December 2006 and CHF 155 billion at 31 December 2005 are presented on the balance sheet in the line Trading portfolio assets pledged as collateral.  3 Other commodities predominantly consist of energy.

Financial Statements
Notes to the Financial Statements

Note 13 Financial Investments Available-for-Sale
CHF million	31.12.06	31.12.05

Money market paper	354	141

Other debt instruments

Listed	260	587

Unlisted	261	91

Total	521	678

Equity instruments

Listed	5,880	2,548

Unlisted	819	1,738

Total	6,699	4,286

Private equity investments	1,363	1,446

Total financial investments available-for-sale	8,937	6,551

thereof eligible for discount at central banks	41	40

The following tables show the unrealized gains and losses recognized directly in Equity in 2006 and 2005:

		Unrealized gains / (losses) recognized directly in Equity
				Net,		Net,
CHF million	Fair value	Gross gains	Gross losses	before tax	Tax effect	after tax

31 December 2006

Money market paper	354	0	0	0	0	0

Debt securities issued by Swiss national government and agencies	3	0	0	0	0	0

Debt securities issued by Swiss local governments	0	0	0	0	0	0

Debt securities issued by US Treasury and agencies	0	0	0	0	0	0

Debt securities issued by foreign governments and official institutions	97	0	0	0	0	0

Corporate debt securities	28	0	0	0	0	0

Mortgage-backed securities	160	0	(3)	(3)	0	(3)

Other debt instruments	233	5	0	5	0	5

Equity instruments	6,699	3,102	(2)	3,100	(636)	2,464

Private equity investments	1,363	634	(13)	621	(182)	439

Total	8,937	3,741	(18)	3,723	(818)	2,905

		Unrealized gains / (losses) recognized directly in Equity
				Net,		Net,
CHF million	Fair value	Gross gains	Gross losses	before tax	Tax effect	after tax

31 December 2005

Money market paper	141	0	0	0	0	0

Debt securities issued by Swiss national government and agencies	3	0	0	0	0	0

Debt securities issued by Swiss local governments	0	0	0	0	0	0

Debt securities issued by US Treasury and agencies	64	0	(1)	(1)	0	(1)

Debt securities issued by foreign governments and official institutions	47	0	0	0	0	0

Corporate debt securities	421	7	(11)	(4)	0	(4)

Mortgage-backed securities	143	0	(3)	(3)	0	(3)

Other debt instruments	0	0	0	0	0	0

Equity instruments	4,286	738	(16)	722	(133)	589

Private equity investments	1,446	405	(15)	390	(31)	359

Total	6,551	1,150	(46)	1,104	(164)	940

Note 13 Financial Investments Available-for-Sale (continued)

The unrealized losses recognized directly in Equity are considered to be temporary on the basis that the investments are intended to be held for a period of time sufficient to recover their cost, and UBS believes that the evidence indicating that the cost of the investments should be recoverable within a reasonable period of time outweighs the evidence to the contrary. Factors considered include the nature of the investments, valuations and research undertaken by UBS, the current outlook for each investment, offers under negotiation at favorable prices and the duration of the unrealized losses.
The following table shows the duration of unrealized losses recognized directly in Equity in 2006 and 2005:

	Fair value			Unrealized losses
	Investments	Investments		Investments	Investments
	with unrealized	with unrealized		with unrealized	with unrealized
	loss less than	loss more than		loss less than	loss more than
CHF million	12 months	12 months	Total	12 months	12 months	Total

31 December 2006

Money market paper	0	0	0	0	0	0

Debt securities issued by Swiss national government and agencies	0	0	0	0	0	0

Debt securities issued by Swiss local governments	0	0	0	0	0	0

Debt securities issued by US Treasury and agencies	0	0	0	0	0	0

Debt securities issued by foreign governments and official institutions	0	0	0	0	0	0

Corporate debt securities	0	0	0	0	0	0

Mortgage-backed securities	28	132	160	0	(3)	(3)

Other debt instruments	0	0	0	0	0	0

Equity instruments	2	25	27	0	(2)	(2)

Private equity investments	74	123	197	(3)	(10)	(13)

Total	104	280	384	(3)	(15)	(18)

	Fair value			Unrealized losses
	Investments	Investments		Investments	Investments
	with unrealized	with unrealized		with unrealized	with unrealized
	loss less than	loss more than		loss less than	loss more than
CHF million	12 months	12 months	Total	12 months	12 months	Total

31 December 2005

Money market paper	0	0	0	0	0	0

Debt securities issued by Swiss national government and agencies	0	0	0	0	0	0

Debt securities issued by Swiss local governments	0	0	0	0	0	0

Debt securities issued by US Treasury and agencies	55	0	55	(1)	0	(1)

Debt securities issued by foreign governments and official institutions	0	0	0	0	0	0

Corporate debt securities	272	0	272	(11)	0	(11)

Mortgage-backed securities	0	143	143	0	(3)	(3)

Other debt instruments	0	0	0	0	0	0

Equity instruments	2,032	16	2,048	(13)	(3)	(16)

Private equity investments	117	34	151	(10)	(5)	(15)

Total	2,476	193	2,669	(35)	(11)	(46)

Financial Statements
Notes to the Financial Statements

Note 13 Financial Investments Available-for-Sale (continued)
Contractual maturities of the investments in debt instruments[1]
	Within 1 year		1-5 years		5-10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2006

Swiss national government and agencies	2	2.22	0	0.00	0	0.00	1	4.00

Swiss local governments	0	0.00	0	0.00	0	0.00	0	0.00

US Treasury and agencies	0	0.00	0	0.00	0	0.00	0	0.00

Foreign governments and official institutions	38	1.48	2	1.89	57	4.47	0	0.00

Corporate debt securities	26	7.00	0	0.00	2	0.00	0	0.00

Mortgage-backed securities	0	0.00	0	0.00	10	4.48	150	5.10

Other debt instruments	0	0.00	233	9.28	0	0.00	0	0.00

Total fair value	66		235		69		151

1 Money market paper has a contractual maturity of less than one year.

Proceeds from sales of Financial investments available-for-sale, excluding private equity, were as follows:

CHF million	31.12.06	31.12.05

Proceeds	1,380	298

Gross realized gains	832	60

Gross realized losses	5	1

Note 14 Investments in Associates
CHF million	31.12.06	31.12.05

Carrying amount at the beginning of the year	2,956	2,675

Additions	542	938

Disposals	(2,043)	(935)

Transfers	13	(13)

Income[1]	156	156

Impairments[2]	(27)	(4)

Dividend paid	(33)	(59)

Foreign currency translation	(41)	198

Carrying amount at the end of the year	1,523	2,956

1 Income of CHF 50 million and CHF 99 million is related to Industrial Holdings for 2006 and 2005 respectively, of which CHF 11 million and CHF 70 million is related to discontinued operations for 2006 and 2005 respectively.  2 Impairments of CHF 27 million and CHF 4 million are related to Industrial Holdings for 2006 and 2005 respectively.

At 31 December 2006, significant associated companies of the Group had the following balance sheet and income statement totals on an aggregated basis, not adjusted for the Group’s proportionate interest: assets CHF 27 billion;

liabilities CHF 23 billion; revenues CHF 1.9 billion; and net profit CHF 318 million. See Note 35 for a list of significant associates.

Note 15 Property and Equipment
At historical cost less accumulated depreciation
				Other	Plant and
		Leasehold	IT, software	machines	manu-
	Own-used	improve-	and com-	and	facturing	Projects in
CHF million	properties	ments	munication	equipment	equipment	progress	31.12.06	31.12.05

Historical cost

Balance at the beginning of the year	9,446	3,050	4,261	1,596	2,904	413	21,670	21,428

Additions	140	206	662	240	36	509	1,793	1,865

Additions from acquired companies	0	5	19	4	1	0	29	116

Disposals / write-offs[1]	(407)	(110)	(539)	(817)	(2,960)	(82)	(4,915)	(2,363)

Reclassifications	102	119	116	(97)	18	(284)	(26)	50

Foreign currency translation	5	(60)	(42)	(33)	54	2	(74)	574

Balance at the end of the year	9,286	3,210	4,477	893	53	558	18,477	21,670

Accumulated depreciation

Balance at the beginning of the year	4,781	1,999	3,474	1,349	672	0	12,275	11,998

Depreciation[2]	244	237	676 [4]	103	65	0	1,325	1,556

Disposals / write-offs[1]	(108)	(86)	(225)	(807)	(716)	0	(1,942)	(1,702)

Reclassifications	11	(18)	0	(3)	0	0	(10)	32

Foreign currency translation	2	(36)	(38)	(19)	21	0	(70)	391

Balance at the end of the year	4,930	2,096	3,887	623	42	0	11,578	12,275

Net book value at the end of the year[3]	4,356	1,114	590	270	11	558	6,899	9,395

1 Includes write-offs of fully depreciated assets.  2 Depreciation expense of CHF 62 million and CHF 295 million is related to discontinued operations for 2006 and 2005 respectively.  3 Fire insurance value of property and equipment is CHF 13,596 million (2005: CHF 16,050 million).  4 Includes a CHF 34 million software impairment.

At fair value
CHF million	31.12.06	31.12.05

Balance at the beginning of the year	28	80

Additions	0	26

Sales	(14)	(25)

Revaluations	0	0

Reclassifications	0	(55)

Foreign currency translation	0	2

Balance at the end of the year	14	28

Financial Statements
Notes to the Financial Statements

Note 16 Goodwill and Other Intangible Assets

At year-end 2006, five out of seven segments carry goodwill, of which Industrial Holdings has less than 1% of the total balance. Business Banking Switzerland and Corporate Center carry no goodwill. For the purpose of testing goodwill for impairment, UBS determines the recoverable amount of its segments on the basis of value in use.

The recoverable amount is determined using a proprietary model based on the discounted cash flow method, which has been adapted to give effect to the special features of the banking business and its regulatory environment. The recoverable amount is determined by estimating streams of earnings available to shareholders in the next four quarters based on a rolling forecast process, discounted to their present values. The terminal value reflecting all periods beyond the first year is calculated on the basis of the estimated individual return on equity for each segment, which is derived from the forecast first-year profit, the underlying equity, the cost of equity and the long-term growth rate. The recoverable amount of the segments is the sum of earnings available to shareholders from the first year and the terminal value. The model is most sensitive to changes in the forecast earnings available to shareholders in year one, the estimated return on equity, the underlying equity, the cost of equity and to changes in the long-term growth rate. The applied long-term growth rate is based on long-term risk free interest rates. Earnings available to shareholders are estimated based on forecast results, business initiatives and planned capital investments and returns to shareholders. Validation parameters used within the Group’s impairment test model are linked to external market information, where applicable. Discount rates applied range from 8% for Wealth Management International & Switzerland and for Business Banking Switzerland to 10.5% for Investment Bank.

Management believes that reasonable changes in key assumptions used to determine the recoverable amounts of segments will not result in an impairment situation.

	Goodwill	Other intangible assets
			Customer
			relationships,
			contractual
CHF million	Total	Infrastructure	rights and other	Total	31.12.06	31.12.05

Historical cost

Balance at the beginning of the year	11,313	1,016	2,056	3,072	14,385	13,096

Additions and reallocations	2,015	0	1,321	1,321	3,336	92

Disposals	(142)	0	(1,231)	(1,231)	(1,373)	(395)

Write-offs[1]	0	0	(28)	(28)	(28)	(112)

Foreign currency translation	(722)	(74)	(31)	(105)	(827)	1,704

Balance at the end of the year	12,464	942	2,087	3,029	15,493	14,385

Accumulated amortization

Balance at the beginning of the year		263	636	899	899	895

Amortization[2]		48	148	196	196	340

Reallocations		0	0	0	0	(307)

Disposals		0	(301)	(301)	(301)	(30)

Write-offs[1]		0	(28)	(28)	(28)	(112)

Foreign currency translation		(20)	(26)	(46)	(46)	113

Balance at the end of the year		291	429	720	720	899

Net book value at the end of the year	12,464	651	1,658	2,309	14,773	13,486

1 Represents write-offs of fully amortized other intangible assets.   2 Amortization expense of CHF 43 million and CHF 209 million is related to discontinued operations for 2006 and 2005, respectively.

Note 16 Goodwill and Other Intangible Assets (continued)

The following table presents the disclosure of goodwill and other intangible assets by business segment for the year ended 31 December 2006.

	Balance at					Balance at
	the beginning	Additions and			Foreign currency	the end
CHF million	of the year	reallocations	Disposals	Amortization	translation	of the year

Goodwill

Wealth Management International & Switzerland	1,566	116	0		(37)	1,645

Wealth Management US	3,841	444	0		(279)	4,006

Business Banking Switzerland	0	0	0		0	0

Global Asset Management	1,438	190	0		(97)	1,531

Investment Bank	4,309	1,260	0		(307)	5,262

Corporate Center	0	0	0		0	0

Industrial Holdings	159	5	(142)		(2)	20

UBS	11,313	2,015	(142)		(722)	12,464

Other intangible assets

Wealth Management International & Switzerland	141	184	0	(10)	10	325

Wealth Management US	753	148	0	(53)	(55)	793

Business Banking Switzerland	0	0	0	0	0	0

Global Asset Management	8	488	0	(4)	6	498

Investment Bank	296	483	0	(72)	(19)	688

Corporate Center	9	0	0	(9)	0	0

Industrial Holdings	966	18	(930)	(48)	(1)	5

UBS	2,173	1,321	(930)	(196)	(59)	2,309

The estimated, aggregated amortization expenses for other intangible assets are as follows:

CHF million	Other intangible assets

Estimated, aggregated amortization expenses for:

2007	334

2008	238

2009	238

2010	219

2011	187

2012 and thereafter	1,093

Total	2,309

Note 17 Other Assets
CHF million	Note	31.12.06	31.12.05

Deferred tax assets	22	3,686	2,811

Settlement and clearing accounts		3,159	3,528

VAT and other tax receivables		318	312

Prepaid pension costs		814	832

Properties held for sale		1,254	578

Accounts receivable trade		114	364

Inventory – Industrial Holdings		68	2,007

Other receivables		7,836	5,811

Total other assets		17,249	16,243

Financial Statements
Notes to the Financial Statements

Balance Sheet: Liabilities

Note 18 Due to Banks and Customers
CHF million	31.12.06	31.12.05

Due to banks	203,689	124,328

Due to customers in savings and investment accounts	114,264	113,889

Other amounts due to customers	456,301	353,018

Total due to customers	570,565	466,907

Total due to banks and customers	774,254	591,235

Note 19 Financial Liabilities Designated at Fair Value and Debt Issued

The Group issues both CHF and non-CHF denominated fixed-rate and floating-rate debt.
Subordinated debt securities are unsecured obligations of the Group that are subordinated in right of payment to all present and future senior indebtedness and certain other obligations of the Group. At 31 December 2006 and 31 December 2005, the Group had CHF 14,774 million and CHF 10,001 million, respectively, in subordinated debt. Subordinated debt usually pays fixed interest annually or floating rate interest based on three-month or six-month London Interbank Offered Rate (LIBOR) and provides for single principal payments upon maturity.
At 31 December 2006 and 31 December 2005, the Group had CHF 191,431 million and CHF 157,771 million, respectively, in unsubordinated debt (excluding money market paper, compound debt instruments – OTC and loan commitments designated at fair value).
In addition, the Group uses interest rate and foreign exchange derivatives to manage the risks inherent in certain debt issues (held at amortized cost). In the case of interest rate risk management, the Group applies hedge accounting as discussed in Note 1 a14) and Note 23 – Derivative Instruments and Hedge Accounting. As a result of applying hedge accounting, at 31 December 2006 and 31 December 2005, the carrying value of debt issued was CHF 256 million higher and CHF 294 million higher, respectively, reflecting changes in fair value due to interest rate movements.
The contractual redemption amount at maturity of Financial liabilities designated at fair value through profit or loss approximates the carrying value at 31 December 2006 and 31 December 2005.

Note 19 Financial Liabilities Designated at Fair Value and Debt Issued (continued)

Financial liabilities designated at fair value
CHF million	31.12.06	31.12.05

Bonds and compound debt instruments issued	135,646	109,724

Compound debt instruments – OTC	9,967	7,677

Loan commitments[1]	74	0

Total	145,687	117,401

1 Loan commitments recognized as Financial liabilities designated at fair value, until drawn down and recognized as loans. See Note 1 a7) for additional information.

Debt issued (held at amortized cost)
CHF million	31.12.06	31.12.05

Short-term debt: Money market paper issued	119,584	102,662

Long-term debt:

Bonds

Senior	53,509	46,545

Subordinated	14,774	10,001

Shares in bond issues of the Swiss regional or cantonal banks’ central bond institutions	38	38

Medium-term notes	2,238	1,464

Subtotal long-term debt	70,559	58,048

Total	190,143	160,710

The following table shows the split between fixed-rate and floating-rate debt issues based on the contractual terms. However, it should be noted that the Group uses interest rate swaps to hedge many of the fixed-rate debt issues, which changes their re-pricing characteristics into those of floating-rate debt.

Contractual maturity dates[1]
								Total	Total
CHF million, except where indicated	2007	2008	2009	2010	2011	2012–2016	Thereafter	31.12.06	31.12.05

UBS AG (Parent Bank)

Senior debt

Fixed rate	64,379	8,307	9,279	6,173	6,277	7,391	1,894	103,700	128,504

Interest rates (range in %)	0–27	0–20	0–13.5	0–13.25	0–10.25	0–12	0–10

Floating rate	38,947	17,589	6,717	4,835	2,444	6,139	14,513	91,184	25,300

Subordinated debt

Fixed rate	1,402	0	511	0	0	4,946	2,555	9,414	7,658

Interest rates (range in %)	0–8		5.875			0–7.375	4.125–8.75

Floating rate	0	0	0	0	0	5,360	0	5,360	2,326

Subtotal	104,728	25,896	16,507	11,008	8,721	23,836	18,962	209,658	163,788

Subsidiaries

Senior debt

Fixed rate	48,728	1,265	1,696	1,946	494	2,037	29,662	85,828	93,332

Interest rates (range in %)	0–15	0–8.5	0–18.5	0–8	0–20	0–35	0–35

Floating rate	2,666	3,655	3,785	5,822	4,449	4,745	5,181	30,303	13,297

Subordinated debt

Fixed rate	0	0	0	0	0	0	0	0	17

Interest rates (range in %)

Subtotal	51,394	4,920	5,481	7,768	4,943	6,782	34,843	116,131	106,646

Total	156,122	30,816	21,988	18,776	13,664	30,618	53,805	325,789	270,434

1 Compound debt instruments – OTC designated at fair value and loan commitments designated at fair value are excluded from the table.

The table above indicates fixed interest rate coupons ranging from 0 up to 35% on the Group’s bonds. The high or low coupons generally relate to structured debt issues prior to the separation of embedded derivatives. As a result, the stated interest rate on such debt issues generally does not reflect the effective interest rate the Group is paying to service its debt after the embedded derivative has been separated and, where applicable, the application of hedge accounting.

Financial Statements
Notes to the Financial Statements

Note 20 Other Liabilities
CHF million	Note	31.12.06	31.12.05

Provisions	21	1,672	2,072

Provisions for contingent claims	10b	76	109

Current tax liabilities		4,258	3,592

Deferred tax liabilities	22	2,674	2,596

VAT and other tax payables		931	712

Settlement and clearing accounts		3,715	2,707

Amounts due under unit-linked investment contracts		33,645	30,224

Accounts payable		91	1,425

Other payables		16,189	10,400

Total other liabilities		63,251	53,837

Note 21 Provisions
				Total	Total
CHF million	Operational	Litigation	Other[1]	31.12.06	31.12.05[2]

Balance at the beginning of the year	334	592	1,146	2,072	2,020

Additions from acquired companies	0	25	1	26	1

New provisions charged to income	(7)	404	233	630	520

Capitalized reinstatement costs	0	0	22	22	3

Recoveries	3	2	0	5	25

Provisions applied	(63)	(290)	(113)	(466)	(588)

Disposal of subsidiaries	0	0	(607)[2]	(607)	(11)

Reclassifications	(72)	0	108	36	0

Foreign currency translation	(10)	(34)	(2)	(46)	102

Balance at the end of the year	185	699	788	1,672	2,072

1 In 2006, in connection, with a strategy review of its business and a review of its office space planning, Wealth Management US decided not to use office space rented by UBS under a long-term contract in a new building in New Jersey. Senior management approved a proposal to enter into a 10-year sublease contract with an external party for the unused office space. Under the terms of this contract, the sublease income is not sufficient to cover the rent UBS pays under its original contract and costs incurred for arranging the sublease. UBS recorded a provision to cover the shortfall of this onerous lease contract which amounted to CHF 185 million on 31 December 2006.   2 Comprises provisions mainly for annual cost liabilities related to power purchases from joint venture companies where production costs exceed market prices; reinstatement costs; subleases.

Legal Proceedings

UBS Group operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. As a result, UBS is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, particularly in the earlier stages of a case. In certain circumstances, to avoid the expense and distraction of legal proceedings, UBS may, based on a cost benefit analysis, enter a settlement even though UBS denies any wrongdoing. The Group makes provisions for cases brought against it only when after seeking legal advice, in the opinion of management, it is probable that a liability exists, and the amount can be reasonably estimated (see table above). No provision is made for claims asserted against the Group that in the opinion of management are without merit and where it is not likely that UBS will be found liable.
At 31 December 2006, UBS is involved in the following legal proceedings which could be material to the Group in a given reporting period:
(a)	InsightOne: In December 2006, the New York State Attorney General (NYAG) filed a civil complaint regarding InsightOne, the Firm’s fee-based brokerage program for private clients in the United States. The InsightOne program is a fee-based brokerage program, in which clients pay an asset-based fee for trading activity rather than commissions on a per trade basis and was designed to align more closely the interests of financial advisors and clients. UBS denies that the program was part of a scheme to disadvantage clients and intends to defend itself vigorously in this matter.
(b)	Tax Shelter: In connection with a criminal investigation of tax shelters, the United States Attorney’s Office for the Southern District of New York (U.S. Attorney’s Office) is examining UBS’s conduct in relation to certain tax-oriented transactions in which UBS and others engaged during the years 1996–2000. Some of these transactions were a subject of the Deferred Prosecution Agreement which the accounting firm KPMG LLP entered into with the U.S. Attorney’s Office in August 2005, and are at issue in United States v. Stein, S1 05 Cr.

Note 21 Provisions (continued)

888 (LAK). UBS is cooperating with the government’s investigation.
(c)	Municipal Bonds: In November 2006, UBS and others received subpoenas from the U.S. Department of Justice, Antitrust Division, and the U.S. Securities and Exchange Commission. These subpoenas concern UBS’s conduct relating to derivative transactions entered into with municipal bond issuers, and to the investment of proceeds of municipal bond issuances. UBS is cooperating with these investigations.
(d)	HealthSouth: UBS is defending itself in two purported securities class actions brought in the U.S. District Court of the Northern District of Alabama by holders of stock and bonds in HealthSouth Corp. UBS also is a defendant in HealthSouth derivative litigation in Alabama state court and has responded to an SEC investigation relating to UBS’s role as a banker for HealthSouth.
(e)	Bankruptcy Estate of Enron: In November 2003, Enron brought adversarial proceedings against UBS and others in the U.S. Bankruptcy Court for the Southern District of
New York seeking avoidance and recovery of payments that Enron made prior to filing for bankruptcy in connection with equity forward and swap transactions The Bankruptcy Court dismissed UBS’s motion for summary judgment in August 2005. Discovery is ongoing.
(f)	Parmalat: UBS is involved in a number of proceedings in Italy related to the bankruptcy of Parmalat. These proceedings include, inter alia, clawback proceedings against UBS Limited in connection with a structured finance transaction. Further, UBS is a defendant in two civil damages claims brought by Parmalat, of which one relates to the same structured finance transaction against UBS Limited, while the other against UBS AG relates to certain derivative transactions. In addition, UBS Limited and two UBS employees are the subject of criminal proceedings in Milan. Finally, UBS is a defendant in civil actions brought by individual investors in those criminal proceedings. All proceedings still are in an early stage. UBS denies the allegations made against itself and against its employees in these matters, and is defending itself vigorously.

Note 22 Income Taxes
	For the year ended
CHF million	31.12.06	31.12.05	31.12.04

Tax expense from continuing operations

Domestic

Current	1,758	1,403	1,184

Deferred	(87)	87	5

Foreign

Current	1,545	1,428	815

Deferred	(430)	(447)	151

Total income tax expense from continuing operations	2,786	2,471	2,155

Tax expense from discontinued operations

Domestic	(12)	554	156

Foreign	(1)	22	42

Total income tax expense from discontinued operations	(13)	576	198

Total income tax expense	2,773	3,047	2,353

The Group made net tax payments, including domestic and foreign taxes, of CHF 2,607 million, CHF 2,394 million and CHF 1,345 million for the full years 2006, 2005 and 2004 respectively.

Financial Statements
Notes to the Financial Statements

Note 22 Income Taxes (continued)

The components of operating profit before tax, and the differences between income tax expense reflected in the Financial Statements and the amounts calculated at the Swiss statutory rate, are as follows:

	For the year ended
CHF million	31.12.06	31.12.05	31.12.04

Operating profit from continuing operations before tax	14,667	12,677	10,042

Domestic	5,564	5,854	5,675

Foreign	9,103	6,823	4,367

Income taxes at Swiss statutory rate of 22% for 2006 and 2005 and 24% for 2004	3,227	2,789	2,410

Increase / (decrease) resulting from:

Applicable tax rates differing from Swiss statutory rate	829	388	128

Tax losses not recognized	21	71	103

Previously unrecorded tax losses now recognized	(680)	(97)	(249)

Lower taxed income	(941)	(555)	(657)

Non-deductible goodwill and other intangible asset amortization	21	22	262

Other non-deductible expenses	183	212	215

Adjustments related to prior years	316	(283)	(98)

Change in deferred tax valuation allowance	(548)	(156)	239

Other items	358	80	(198)

Income tax expense from continuing operations	2,786	2,471	2,155

Significant components of the Group’s gross deferred income tax assets and liabilities are as follows:

CHF million	31.12.06	31.12.05

Deferred tax assets

Compensation and benefits	2,611	1,904

Net operating loss carry-forwards	1,508	2,235

Trading assets	768	586

Other	598	804

Total	5,485	5,529

Valuation allowance	(1,799)	(2,718)

Net deferred tax assets	3,686	2,811

Deferred tax liabilities

Compensation and benefits	122	55

Property and equipment	201	515

Financial investments and associates	1,221	633

Trading assets	684	448

Intangible assets	55	264

Other	391	681

Total deferred tax liabilities	2,674	2,596

The change in the balance of net deferred tax assets and deferred tax liabilities does not equal the deferred tax expense in those years. This is mainly due to the effects of exchange rate changes on tax assets and liabilities denominated in currencies other than CHF and the booking of some of the tax benefits related to deferred compensation through Equity. For the above purposes, the valuation allowance represents amounts that are not expected to provide future benefits, either because they are offset against tax contingencies or due to insufficiency of future taxable income.

Note 22 Income Taxes (continued)

Certain branches and subsidiaries of the Group have deferred tax assets related to net operating loss carry-forwards and other items. Because realization of these assets is uncertain, the Group has established valuation allowances of CHF 1,799 million (CHF 2,718 million at 31 December 2005). For companies that suffered tax losses in either the current or preceding years, an amount of CHF 212 million (CHF 442 million at 31 December 2005) has been recognized as deferred tax assets based on expectations that sufficient taxable income will be generated in future years to utilize the tax loss carry-forwards.
The Group provides deferred income taxes on undistributed earnings of non-Swiss subsidiaries except to the extent that such earnings are indefinitely invested. In the event that these earnings were distributed, additional taxes of approximately CHF 18 million would be due.
At 31 December 2006, net operating loss carry-forwards totaling CHF 4,140 million (not recognized as a deferred tax asset) are available to be offset against tax contingencies or future taxable income.

The carry-forwards expire as follows:	31.12.06

Within 1 year	3

From 2 to 4 years	181

After 4 years	3,956

Total	4,140

Note 23 Derivative Instruments and Hedge Accounting

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
Derivative instruments are carried at fair value, shown in the balance sheet as separate totals of Positive replacement values (assets) and Negative replacement values (liabilities). Positive replacement values represent the cost to the Group of replacing all transactions with a fair value in the Group’s favor if all the relevant counterparties of the Group were to default at the same time, assuming transactions could be replaced instantaneously. Negative replacement values represent the cost to the Group’s counterparties of replacing all their transactions with the Group with a fair value in their favor if the Group were to default. Positive and negative re-
placement values on different transactions are only netted if the transactions are with the same counterparty and the cash flows will be settled on a net basis. Changes in replacement values of derivative instruments are recognized in the income statement unless they meet the criteria for certain hedge accounting relationships, as explained in Note 1a14) Derivative instruments and hedge accounting.

Types of derivative instruments

The Group uses the following derivative financial instruments for both trading and hedging purposes.
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

Financial Statements
Notes to the Financial Statements

Note 23 Derivative Instruments and Hedge Accounting (continued)

entail exchange of principal amounts at the start and / or end of the contract.
–	Credit default swaps (CDSs) are the most common form of credit derivative, under which the party buying protection makes one or more payments to the party selling protection in exchange for an undertaking by the seller to make a payment to the buyer following a credit event (as defined in the contract) with respect to a third-party credit entity (as defined in the contract). Settlement following a credit event may be a net cash amount or cash in return for physical delivery of one or more obligations of the credit entity and is made regardless of whether the protection buyer has actually suffered a loss. After a credit event and settlement, the contract is terminated.
–	Total rate of return swaps give the total return receiver exposure to all of the cash flows and economic benefits and risks of an underlying asset, without having to own the asset, in exchange for a series of payments, often based on a reference interest rate, e.g. LIBOR. The total return payer has an equal and opposite position.
–	Options are contractual agreements under which, typically, the seller (writer) grants the purchaser the right, but not the obligation, either to buy (call option) or to sell (put option) by or at a set date, a specified quantity of a financial instrument or commodity at a predetermined price. The purchaser pays a premium to the seller for this right. Options involving more complex payment structures are also transacted. Options may be traded OTC or on a regulated exchange and may be traded in the form of a security (warrant).

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
Derivative transactions may qualify as hedges for accounting purposes. These are described under the corresponding headings in this note. The Group’s accounting policies for derivatives designated and accounted for as hedging instruments are explained in Note 1a14) Derivative instruments and hedge accounting, where terms used in the following sections are explained.
The Group also enters into CDSs that provide economic hedges for credit risk exposures in the loan and traded product portfolios but do not meet the requirements for hedge accounting treatment.
Starting in fourth quarter 2005, the Group also entered into interest rate swaps for day-to-day economic interest rate risk management purposes, but without applying hedge accounting. The fair value changes of such swaps are booked to Net trading income. The Group limits the resultant income volatility by selecting short- to medium-term swaps only. Longer term swaps continue to be supported by the cash flow hedging model explained in a subsequent section of this note.

Fair value hedges

The Group’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate instruments due to movements in market interest rates. For the year ended 31 December 2006, the Group recognized a net loss of CHF 18 million, for the year ended 31 December 2005 a net loss of CHF 22 million and for the year ended 31 December 2004 a net gain of CHF 22 million, representing the ineffective portions, as defined in Note 1a14), of fair value hedges. The fair values of outstanding derivatives designated as fair value hedges were a CHF 222 million net positive replacement value at 31 December 2006 and a CHF 380 million net positive replacement value at 31 December 2005.
In addition, the Group has entered into a fair value hedge accounting relationship to protect a certain portion of available-for-sale equity investments from foreign currency exposure using FX derivatives. For the year ended 31 December 2006, the Group recognized a net gain of CHF 5 million as hedge ineffectiveness. The time value associated with the FX derivatives is excluded from the evaluation of hedge ineffectiveness. The fair value of outstanding FX derivatives designated as fair value hedges was a CHF 1 million net positive replacement value at 31 December 2006.

Fair value hedge of portfolio of interest rate risk

The Group has applied fair value hedge accounting of portfolio interest rate risk since September 2005. For the year

Note 23 Derivative Instruments and Hedge Accounting (continued)

ended 31 December 2006, the Group recognized a net loss of CHF 8 million and for the year ended 31 December 2005 a net loss of CHF 22 million, representing the ineffective portions of fair value hedges. The change in fair value of the hedged items is recorded separately from the hedged item on the balance sheet. The fair value of derivatives designated for this hedge method at 31 December 2006 was a CHF 8 million net positive replacement value. There were no derivative contracts designated as hedges under this method at 31 December 2005, as all the hedges had become ineffective and the hedge relationships were de-designated at the end of December 2005.

Cash flow hedges of forecast transactions

The Group is exposed to variability in future interest cash flows on non-trading assets and liabilities that bear interest at variable rates or are expected to be refunded or reinvested in the future. The amounts and timing of future cash flows, representing both principal and interest flows, are projected for each portfolio of financial assets and liabilities, based on contractual terms and other relevant factors including estimates of prepayments and defaults. The aggregate principal balances and interest cash flows across all portfolios over time form the basis for identifying the non-trading interest rate risk of the Group, which is hedged with interest rate swaps, the maximum maturity of which is 22 years.
The schedule of forecast principal balances on which the expected interest cash flows arise as of 31 December 2006 is shown below.

CHF billion	< 1 year	1–3 years	3–5 years	5–10 years	over 10 years

Cash inflows (assets)	228	420	294	267	7

Cash outflows (liabilities)	88	156	109	151	41

Net cash flows	140	264	185	116	(34)

Gains and losses on the effective portions of derivatives designated as cash flow hedges of forecast transactions are initially recorded in Equity as Net income recognized directly in equity and are transferred to current period earnings when the forecast cash flows affect net profit or loss. The gains and losses on ineffective portions of such derivatives are recognized immediately in the income statement. A CHF 36 million loss, CHF 35 million gain and a CHF 13 million gain were recognized in 2006, 2005 and 2004, respectively, due to hedge ineffectiveness.

As of 31 December 2006 and 2005, the fair values of outstanding derivatives designated as cash flow hedges of forecast transactions were a CHF 462 million net negative replacement value and a CHF 1,124 million net negative replacement value, respectively. Swiss franc hedging interest rate swaps terminated during 2006 and 2005 had a replacement value of CHF 0 million and a positive replacement value of CHF 80 million, respectively. At the end of 2006 and 2005, unrecognized income of CHF 214 million and CHF 346 million associated with terminated swaps remained deferred in Equity. It will be removed from Equity when the hedged cash flows have an impact on net profit or loss. Amounts reclassified from Net income recognized directly in Equity to current period earnings due to discontinuation of hedge accounting were a CHF 132 million net gain in 2006, a CHF 243 million net gain in 2005 and a CHF 304 million net gain in 2004. These amounts were recorded in Net interest income.

Risks of derivative instruments

Derivative instruments are transacted in many trading portfolios, which generally include several types of instruments, not just derivatives. The market risk of derivatives is managed and controlled as an integral part of the market risk of these portfolios. The Group’s approach to market risk is described in Note 29, Financial Instruments Risk Position, part b) Market Risk.
Derivative instruments are transacted with many different counterparties, most of whom are also counterparties for other types of business. The credit risk of derivatives is managed and controlled in the context of the Group’s overall credit exposure to each counterparty. The Group’s approach to credit risk is described in Note 29, Financial Instruments Risk Position, part c) Credit Risk. It should be noted that, although the positive replacement values shown on the balance sheet can be an important component of the Group’s credit exposure, the positive replacement values for any one counterparty are rarely an adequate reflection of the Group’s credit exposure on its derivatives business with that counterparty. This is because, on the one hand, replacement values can increase over time (“potential future exposure”), while on the other hand, exposure may be mitigated by entering into master netting agreements and bilateral collateral arrangements with counterparties. Both the exposure measures used by the Group internally to control credit risk and the capital requirements imposed by regulators reflect these additional factors. There are additional

Financial Statements
Notes to the Financial Statements

capital requirements shown in Note 29 e) Capital Adequacy under Off-balance sheet and other positions as Forward and swap contracts and Purchased options, which reflect the additional potential future exposure. In Note 29 c) Credit Risk, the Derivatives positive replacement values shown under Traded products, and in Note 29 part e) Capital Adequacy, the Positive replacement values shown under balance sheet assets are lower than those shown in the balance sheet because they reflect close-out netting arrangements accepted by the Swiss Federal Banking Commission (SFBC) as being enforceable in insolvency. The impact of such net-
ting agreements on the gross replacement values shown in the tables on the next two pages is to reduce both positive and negative replacement values by CHF 219,820 million and CHF 252,192 million at 31 December 2006 and 2005 respectively. As a result, positive replacement values after netting for UBS Group were CHF 108,625 million at 31 December 2006 and CHF 81,590 million at 31 December 2005. These figures differ from those shown in Note 29 e) because they cover the whole UBS Group, whereas the relevant tables in Note 29 cover only those entities which are subject to consolidation for regulatory capital purposes.

Note 23 Derivative Instruments and Hedge Accounting (continued)
As of 31 December 2006	Term to maturity												Total
	within 3 months		3-12 months		1-5 years		over 5 years		Total		Total		notional
CHF million	PRV[1]	NRV[2]	PRV	NRV	PRV	NRV	PRV	NRV	PRV		NRV		CHF bn

Interest rate contracts

Over-the-counter (OTC) contracts

Forward contracts	1,001	764	172	177	38	34			1,211		975		1,848.0

Swaps	5,629	4,784	9,891	10,134	46,690	47,128	87,079	81,719	149,289		143,765		22,643.4

Options	273	308	127	440	2,252	3,563	13,529	15,148	16,181		19,459		1,432.5

Exchange-traded contracts[3]

Futures													2,904.4

Options	406	438	474	485	96	96			976		1,019		34.7

Total	7,309	6,294	10,664	11,236	49,076	50,821	100,608	96,867	167,657		165,218		28,863.0

Credit derivative contracts

Over-the-counter (OTC) contracts

Credit default swaps	35	54	363	673	12,874	14,035	7,425	7,953	20,697		22,715		2,536.6

Total rate of return swaps	54	63	100	74	583	1,606	4,284	3,512	5,021		5,255		103.0

Total	89	117	463	747	13,457	15,641	11,709	11,465	25,718		27,970		2,639.6

Foreign exchange contracts

Over-the-counter (OTC) contracts

Forward contracts	4,565	4,322	1,765	1,968	827	531	17	103	7,174		6,924		784.0

Interest and currency swaps	24,724	22,977	10,363	10,599	14,641	12,366	12,821	11,831	62,549		57,773		4,064.6

Options	2,877	2,624	2,987	3,042	828	1,041	51	49	6,743		6,756		1,276.2

Exchange-traded contracts[3]

Futures													20.8

Options	12	16	2	2					14		18		0.1

Total	32,178	29,939	15,117	15,611	16,296	13,938	12,889	11,983	76,480		71,471		6,145.7

Precious metals contracts

Over-the-counter (OTC) contracts

Forward contracts	348	339	573	355	757	371	37	48	1,715		1,113		25.6

Options	293	580	676	784	1,554	1,281	118	68	2,641		2,713		70.6

Exchange-traded contracts[3]

Futures													1.0

Options	333	400	427	381	1,050	1,087			1,810		1,868		23.9

Total	974	1,319	1,676	1,520	3,361	2,739	155	116	6,166		5,694		121.1

Equity / index contracts

Over-the-counter (OTC) contracts

Forward contracts	1,179	1,464	386	1,217	506	8	14	103	2,085		2,792		107.8

Options	1,073	3,485	3,702	5,655	6,121	8,821	1,605	2,795	12,501		20,756		258.0

Exchange-traded contracts[3]

Futures													72.4

Options	4,277	4,602	8,238	8,396	9,978	10,458	453	433	22,946		23,889		270.7

Total	6,529	9,551	12,326	15,268	16,605	19,287	2,072	3,331	37,532		47,437		708.9

Commodities contracts, excluding precious metals contracts

Over-the-counter (OTC) contracts

Forward contracts	3,254	3,223	2,894	3,155	1,724	1,579	766	840	8,638		8,797		86.3

Options	221	236	447	368	595	654	1	27	1,264		1,285		13.0

Exchange-traded contracts[3]

Futures													236.7

Options	1,626	1,637	2,164	1,967	1,200	1,057			4,990		4,661		67.1

Total	5,101	5,096	5,505	5,490	3,519	3,290	767	867	14,892		14,743		403.1

Total derivative instruments	52,180	52,316	45,751	49,872	102,314	105,716	128,200	124,629	328,445	[4]	332,533	[5]

1 PRV: Positive replacement value.   2 NRV: Negative replacement value.   3 Exchange-traded products include own account trades only.   4 The impact of netting agreements accepted by the Swiss Federal Banking Commission (SFBC) for capital adequacy calculations is to reduce positive replacement values to CHF 108,625 million.   5 The impact of netting agreements accepted by the SFBC for capital adequacy calculations is to reduce negative replacement values to CHF 112,713 million.

Financial Statements
Notes to the Financial Statements

Note 23 Derivative Instruments and Hedge Accounting (continued)
													Total
As of 31 December 2005	Term to maturity												notional
	within 3 months		3–12 months		1–5 years		over 5 years		Total		Total		amount
CHF million	PRV[1]	NRV[2]	PRV	NRV	PRV	NRV	PRV	NRV	PRV		NRV		CHF bn

Interest rate contracts

Over-the-counter (OTC) contracts

Forward contracts	652	607	154	96	97	32	86	179	989		914		1,345.7

Swaps	5,953	4,701	12,630	13,156	77,445	75,523	105,029	101,256	201,057		194,636		15,680.4

Options	832	690	1,750	2,163	9,600	10,701	6,738	9,247	18,920		22,801		1,273.1

Exchange-traded contracts[3]

Futures													2,418.3

Options	59	55	118	123	6	6			183		184		26.6

Total	7,496	6,053	14,652	15,538	87,148	86,262	111,853	110,682	221,149		218,535		20,744.1

Credit derivative contracts

Over-the-counter (OTC) contracts

Credit default swaps	13	21	290	195	7,911	10,691	4,247	2,472	12,461		13,379		1,481.0

Total rate of return swaps	50	74	30	143	757	778	713	820	1,550		1,815		44.4

Total	63	95	320	338	8,668	11,469	4,960	3,292	14,011		15,194		1,525.4

Foreign exchange contracts

Over-the-counter (OTC) contracts

Forward contracts	2,905	2,470	962	806	643	499	54	96	4,564		3,871		502.9

Interest and currency swaps	20,162	22,092	10,239	9,256	12,102	12,252	5,875	6,242	48,378		49,842		3,592.6

Options	1,910	1,800	1,855	1,600	386	637	5	2	4,156		4,039		659.6

Exchange-traded contracts[3]

Futures													4.7

Options	6	6	1	1					7		7		0.1

Total	24,983	26,368	13,057	11,663	13,131	13,388	5,934	6,340	57,105		57,759		4,759.9

Precious metals contracts

Over-the-counter (OTC) contracts

Forward contracts	444	365	407	366	558	284	85	91	1,494		1,106		17.4

Options	276	431	607	521	1,128	1,050	99	55	2,110		2,057		56.9

Exchange-traded contracts[3]

Futures													1.6

Options	1,179	1,143	1,498	1,512	1,288	1,312			3,965		3,967		4.4

Total	1,899	1,939	2,512	2,399	2,974	2,646	184	146	7,569		7,130		80.3

Equity / index contracts

Over-the-counter (OTC) contracts

Forward contracts	859	627	747	769	1,410	499	2	13	3,018		1,908		101.8

Options	270	1,058	3,017	4,621	7,154	8,635	2,237	4,487	12,678		18,801		204.7

Exchange-traded contracts[3]

Futures													59.5

Options	1,997	1,827	2,396	2,473	3,787	4,277	178	206	8,358		8,783		345.3

Total	3,126	3,512	6,160	7,863	12,351	13,411	2,417	4,706	24,054		29,492		711.3

Commodities contracts, excluding precious metals contracts

Over-the-counter (OTC) contracts

Forward contracts	2,146	2,099	4,208	3,908	2,301	2,488	3	0	8,658		8,495		70.7

Options	164	185	354	300	599	457	1	4	1,118		946		6.8

Exchange-traded contracts[3]

Futures													105.4

Options	28	42	64	47	26	23			118		112		12.2

Total	2,338	2,326	4,626	4,255	2,926	2,968	4	4	9,894		9,553		195.1

Total derivative instruments	39,905	40,293	41,327	42,056	127,198	130,144	125,352	125,170	333,782	[4]	337,663	[5]

1 PRV: Positive replacement value.   2 NRV: Negative replacement value.   3 Exchange-traded products include own account trades only.   4 The impact of netting agreements accepted by the Swiss Federal Banking Commission (SFBC) for capital adequacy calculations is to reduce positive replacement values to CHF 81,590 million.   5 The impact of netting agreements accepted by the SFBC for capital adequacy calculations is to reduce negative replacement values to CHF 85,471 million.

Off-Balance Sheet Information

Note 24 Pledgeable Off-Balance Sheet Securities

The Group obtains securities which are not recorded on the balance sheet with the right to sell or repledge them as shown in the table below.

CHF million	31.12.06	31.12.05

Fair value of securities received which can be sold or repledged	1,436,827	1,255,176

as collateral under reverse repurchase, securities borrowing and lending arrangements, derivative transactions and other transactions	1,342,733	1,183,238

in unsecured borrowings	94,094	71,938

thereof sold or repledged	1,069,795	1,023,192

in connection with financing activities	969,608	939,571

to satisfy commitments under short sale transactions	87,288	70,174

in connection with derivative and other transactions	12,899	13,447

Note 25 Fiduciary Transactions

Fiduciary placement represents funds customers have instructed the Group to place in foreign banks. The Group is not liable to the customer for any default by the foreign bank, nor do creditors of the Group have a claim on the assets placed.

CHF million	31.12.06	31.12.05

Placements with third parties	43,366	40,603

Total fiduciary transactions	43,366	40,603

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

Financial Statements
Notes to the Financial Statements

Note 26 Commitments and Contingent Liabilities

The Group utilizes various lending-related financial instruments in order to meet the financial needs of its customers. The Group issues commitments to extend credit, standby and other letters of credit, guarantees, commitments to enter into repurchase agreements, note issuance facilities and revolving underwriting facilities. Guarantees represent irrevocable assurances, subject to the satisfaction of certain conditions, that the Group will make payment in the event that customers fail to fulfill their obligations to third parties. The Group also enters into commitments to extend credit in the form of credit lines that are available to secure the liquidity needs of customers but have not yet been drawn on by them, the majority of which range in maturity from one month to five years. The maximum amount at risk for the Group if customers fail to meet their obligations is the contractual amount of these instruments. The risk is similar to the risk involved in extending loan facilities and is subject to the same risk management and control framework. For the years ended 31 December 2006, 2005 and 2004 the Group recognized net credit loss recoveries of CHF 10 million, CHF 39 million and CHF 31 million respectively, related to obligations incurred for contingencies and commitments. Provisions recognized for guarantees, documentary credits and similar instruments were CHF 76 million at 31 December 2006 and CHF 109 million at 31 December 2005. See also Note 21 Provisions.
The Group generally enters into sub-participations to mitigate the risks from commitments and contingencies. A sub-participation is an agreement by another party to take a share of the loss in the event that the obligation is not fulfilled by the obligor and, where applicable, to fund a part of the credit facility. The Group retains the contractual relationship with the obligor, and the sub-participant has only an indirect relationship. The Group will only enter into sub-participation agreements with banks to which UBS ascribes a credit rating equal to or better than that of the obligor.
Effective 1 January 2006, Swiss Banking Law and the newly established deposit insurance system require Swiss banks and securities dealers to jointly guarantee an amount of up to CHF 4 billion for privileged client deposits in the event that another Swiss bank or securities dealer becomes insolvent. For the period from 1 January 2006 to 30 June 2007, the Swiss Federal Banking Commission estimates UBS´s share in the deposit insurance system to be CHF 953 million. The deposit insurance is a guarantee and exposes UBS to additional credit risk which is not reflected in the table on the next page. UBS considers the probability of a loss due to this contingency to be remote.
UBS is a member of numerous securities and futures exchanges and clearinghouses. Associated with some of those memberships, UBS may be required to pay a share of the financial obligations of, or otherwise be exposed to additional financial obligations as a result of, another member who defaults. While the membership rules vary, obligations generally would arise only if the exchange or clearinghouse had exhausted its resources. The maximum exposure to credit loss is not reflected in the table on the next page. UBS considers the probability of a material loss due to such obligations to be remote.
As part of its trading and market making activities, UBS writes put options on a broad range of underlyings. The writing of put options is subject to UBS’s risk control framework. For writing put options, UBS receives a premium, representing the fair value of the option at inception, which is recognized as negative replacement value on the balance sheet. A written put option is considered a market price guarantee issued, because the option holder is entitled to make UBS purchase the underlying at the stated exercise price. The contract volume, which is the number of units of the underlying multiplied by the exercise price per unit, therefore represents the maximum potential payment UBS could be required to make upon exercise of the puts. The total negative replacement value of written put options is significantly lower than the underlying total contract volume. It changes over time with changes in market parameters. Accordingly, neither the underlying total contract volume nor the negative replacement value is indicative of the actual risk exposure arising from written put options. The market value of guarantees in the form of written put options and other forms of market value guarantees amounted to CHF 481,656 million at 31 December 2006 and CHF 317,973 million at 31 December 2005.

Note 26 Commitments and Contingent Liabilities (continued)

CHF million	31.12.06	31.12.05

Contingent liabilities

	Guaranteed amounts

Credit guarantees and similar instruments[1]	12,142	11,526

Sub-participations	(813)	(719)

Total	11,329	10,807

Performance guarantees and similar instruments[2]	3,199	2,805

Sub-participations	(333)	(335)

Total	2,866	2,470

Documentary credits	2,567	2,235

Sub-participations	(238)	(207)

Total	2,329	2,028

Gross contingent liabilities	17,908	16,566

Sub-participations	(1,384)	(1,261)

Net contingent liabilities	16,524	15,305

Irrevocable commitments

	Committed amounts

Undrawn irrevocable credit facilities	97,287	72,905

Sub-participations	(2)	(2)

Total	97,285	72,903

Liabilities for calls on shares and other equities	20	20

Gross irrevocable commitments	97,307	72,925

Sub-participations	(2)	(2)

Net irrevocable commitments	97,305	72,923

Contingent liabilities and irrevocable commitments

Gross contingent liabilities and irrevocable commitments	115,215	89,491

Sub-participations	(1,386)	(1,263)

Net contingent liabilities and irrevocable commitments	113,829 [3]	88,228

1 Credit guarantees in the form of bills of exchange and other guarantees, including guarantees in the form of irrevocable letters of credit, endorsement liabilities from bills rediscounted, advance payment guarantees and similar facilities.  2 Bid bonds, performance bonds, builders’ guarantees, letters of indemnity, other performance guarantees in the form of irrevocable letters of credit and similar facilities.  3 Includes CHF 11,816 million of loan commitments designated at fair value. The fair value of CHF 74 million is shown as Financial liabilities designated at fair value until drawn down. See Note 19 for details.

CHF million	Mortgage collateral	Other collateral	Unsecured	Total

Overview of collateral

Gross contingent liabilities	318	10,257	7,333	17,908

Gross irrevocable commitments	6,817	43,412	47,058	97,287

Liabilities for calls on shares and other equities	0	0	20	20

Total 31.12.06	7,135	53,669	54,411	115,215

Total 31.12.05	3,688	43,280	42,523	89,491

Other commitments

The Group enters into commitments to fund external private equity funds and investments, which typically expire within five years. The commitments themselves do not involve credit or market risk as the funds purchase investments at market value at the time the commitments are drawn. The maximum amount committed to fund these investments at 31 December 2006 and 31 December 2005 was CHF 766 million and CHF 884 million respectively.

Financial Statements
Notes to the Financial Statements

Note 27 Operating Lease Commitments

At 31 December 2006, UBS was obligated under a number of non-cancellable operating leases for premises and equipment used primarily for banking purposes. The significant premises leases usually include renewal options and escalation clauses in line with general office rental market conditions as well as rent adjustments based on price indices. However, the lease agreements do not contain contingent rent payment clauses and purchase options. The leases also do not impose any restrictions on UBS’s ability to pay dividends, engage in debt financing transactions or enter into further lease agreements.

The minimum commitments for non-cancellable leases of premises and equipment are presented as follows:

CHF million			31.12.06

Operating leases due

2007			1,003

2008			995

2009			924

2010			839

2011			722

2012 and thereafter			4,280

Subtotal commitments for minimum payments under operating leases			8,763

Less: Sublease rentals under non-cancellable leases			849

Net commitments for minimum payments under operating leases			7,914

CHF million	31.12.06	31.12.05	31.12.04

Gross operating lease expense	1,178	1,232	1,309

from continuing operations	1,165	1,092	1,197

from discontinued operations	13	140	112

Sublease rental income from continuing operations	56	51	43

Net operating lease expense	1,122	1,181	1,266

from continuing operations	1,109	1,041	1,154

from discontinued operations	13	140	112

Operating lease contracts include non-cancellable long-term leases of office buildings in most UBS locations. At 31 De-cember 2006, the minimum lease commitments for sixteen office locations each exceeded CHF 100 million. Non-cancel-

lable minimum lease commitments for four office locations in New Jersey, London, Zurich and New York each exceeded CHF 500 million.

Additional Information

Note 28 Pledged Assets

Financial assets are pledged in securities borrowing and lending transactions, in repurchase and reverse repurchase transactions, under collateralized credit lines with central banks, against loans from mortgage institutions and for security deposits relating to stock exchange and clearinghouse memberships.

	Carrying amount
CHF million	31.12.06	31.12.05

Financial assets pledged[1]

Mortgage loans	81	64

Other financial assets	0	474

Total financial assets pledged	81	538

Other assets pledged

Property and equipment	0	520

1 Securities pledged to third parties with and without the right of rehypothecation are disclosed in footnote 1 of Note 12 and are not included in the table above.

Note 29 Financial Instruments Risk Position

This Note presents information about UBS’s management and control of risks from financial instruments.

Part a) presents an overview of UBS’s risk management and control objectives.
Parts b) to d) provide more detailed explanations of the primary risks associated with UBS’s use of financial instruments:
–	market risk – part b) – is exposure to market variables including general market risk factors such as interest rates, exchange rates, equity market indices and commodity prices, and factors specific to individual names affecting the values of securities and other obligations in tradable form, and derivatives referenced to these names
–	credit risk – part c) – is the risk of loss as a result of failure by a client or counterparty to meet its contractual obligations
–	liquidity risk – part d) – is the risk that UBS is unable to meet its payment obligations when due.
Part e) presents and explains the Group’s regulatory capital position.
This Note generally refers only to UBS’s Financial Businesses, and those tables which are based on risk information include only the Financial Businesses of the Group. Those which present an analysis of the whole balance sheet also cover the positions of the Industrial Holdings segment which, for the 2005 tables, includes Motor-Columbus.
Any representation of risk at a specific date offers only a snapshot of the risks taken, since both trading and non-trading positions can vary significantly on a daily basis, for a variety of reasons, including active risk management. As such, it may not be representative of the level of risk at other times.

a) Risk Management & Control Objectives

Taking risk is core to a financial services business. UBS’s risk management and control objective is not, therefore, to eliminate all risks but to achieve an appropriate balance between risk and return. In day-to-day business and in the strategic management of the balance sheet and capital position, UBS seeks, through its risk management and control framework, to limit the scope for adverse variations in earnings and exposure to “stress” events.

The underlying objective is the creation and protection of shareholder value and the framework is built around the following principles:
–	business management is accountable for all risks assumed and is responsible for their continuous and active management
–	an independent control process is implemented to provide an objective check on risk-taking activities when required by the nature of the risks, in particular to balance short term profit incentives and the long term interests of UBS. All exposures are independently monitored and reviewed and, depending on the nature of the risks, may also require pre-approval

Financial Statements
Notes to the Financial Statements

Note 29 Financial Instruments Risk Position(continued)
a) Risk Management & Control Objectives (continued)

–	comprehensive, transparent and objective risk disclosure to senior management, the Board of Directors, shareholders, regulators, rating agencies and other stakeholders is the cornerstone of the risk control process
–	risks are controlled at the level of individual exposures, at a portfolio level, and in aggregate across all businesses and risk types to protect the Group’s earnings
–	managing and controlling risks, and in particular avoiding undue concentrations of exposure, limiting potential losses from stress events, and restricting significant positions in less quantifiable risk areas, are essential elements of the risk management and control framework and the protection of UBS’s reputation.
Excellence in risk management is fundamentally based upon a management team that makes risk identification and control critical components of its processes and plans.
The Group Chief Risk Officer (CRO) has overall responsibility for the development and implementation of the Group’s risk control principles, frameworks, limits and processes, including formulation of risk policies and risk measurement and assessment methodologies.

b) Market Risk

(i) Overview

Market risk is exposure to market variables including general market risk factors such as interest rates, exchange rates, equity indices, and commodity prices, and factors specific to individual names affecting the values of securities and other obligations in tradable form, and derivatives referenced to those names (“issuer risk”).
Market risk arises primarily in UBS’s trading activities, which are mainly in the Investment Bank, with limited activity in wealth management to facilitate private client business, and in asset management in support of the alternative and quantitative investments area. Additionally the Treasury department (part of Corporate Center) assumes market risk through its balance sheet and capital management activities.
The trading activities of the Investment Bank include market making, facilitation of client business and proprietary position taking. UBS is active in cash and derivatives markets for equities, fixed income and interest rate products, and for foreign exchange, energy, metals and commodities. Treasury assumes non-trading market risks. Interest rate risk arises from the funding of non-business items such as property and investments and from long-term interest rate risk transferred from other Business Groups. Foreign exchange risk arises from the management of foreign currency profits and losses. Treasury also manages the Group’s consolidated equity in such a way as to protect UBS’s capital ratios and to generate a stable interest income flow. Other market risks from non-trading activities, predominantly interest rate risk, arise in all Business Groups, but they are not significant.
The Group Head of Market Risk, reporting to the Group CRO, has overall responsibility for formulating the Group’s market risk control framework. There is a CRO in each Business Group and a designated CRO for Treasury. The Group Head of Market Risk, the Business Group CROs and their teams are responsible for the independent control of market risk. They ensure that all market risks are identified and captured in risk systems. They establish the necessary controls, including limits, and monitor positions and exposures. An important element of the CRO’s role is the assessment of market risk in new businesses and products, and in structured transactions.

Market risk authority is vested in the Chairman’s Office and is further delegated to the GEB and ad personam to the Group CRO, the Group Head of Market Risk and CROs and market risk officers in the Business Groups.
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
VaR is a statistically based estimate of the potential loss on the current portfolio from adverse market movements. The VaR measure captures both “general” and “idiosyncratic” market risks. General market risk factors are variables which are driven by macroeconomic, geopolitical and other market-wide considerations, independent of any instrument or single name. They include movements in interest rates, widening or tightening of general spread levels and directional movements in equity market indices, exchange rates, and energy, metal and commodity prices. Changes in associated volatilities, and correlations between these risk factors – some of which may be unobservable or only indirectly observable – are also general market risks. Idiosyncratic components are those that cannot be explained by general market moves – broadly, changes in the prices of debt and equity instruments and derivatives linked to them, resulting from factors and events specific to individual names.

Note 29 Financial Instruments Risk Position (continued)
b) Market Risk (continued)

     VaR expresses potential loss, but only to a certain level of confidence (99%), and there is therefore a specified statistical probability (1%) that actual loss could be greater than the VaR estimate. UBS’s VaR model measures risk over a 10-day time horizon and it assumes that market moves occurring over this horizon will follow a similar pattern to those that have occurred over 10-day periods in the past. For general market risk, the assessment of past movements is based on data for the past five years, and these are applied directly to current positions, a method known as historical simulation. For idiosyncratic risk, including event risk, the methods and time horizons are adjusted to most appropriately capture the risks.

Stress loss measures are run daily. They quantify exposure to more extreme market movements than are normally reflected in VaR, under a variety of scenarios, and are an essential complement to VaR.
Controls and restrictions are placed on risk concentrations in trading books, taking into account variations in price volatility and market liquidity. They include measures of exposure to individual market risk variables, such as the exchange rates and interest rates of particular currencies (“market risk factors”), and on positions in the securities and other tradable obligations of individual names or groups, or derivatives referenced to such names (“issuer risk” – see section b)(v)).

(ii) Interest rate risk

Interest rate risk is the risk of loss resulting from changes in interest rates, including changes in the shape of yield curves. It is controlled primarily through the limit structure described in section b)(i). Interest rate sensitivity is one of the key inputs to VaR. One way of expressing this sensitivity for all interest rate sensitive positions, whether marked to market or subject to amortized cost accounting, is the impact on their fair values of a one basis point (0.01%) change in interest rates. This sensitivity, analyzed by time band, is set out in the table below.

Interest rate sensitivity position[1]
		Interest rate sensitivity by time band at 31.12.06
		within 1	1 to 3	3 to 12
CHF thousand, gain / (loss) per basis point increase		month	months	months	1 to 5 years	over 5 years	Total

CHF	Trading	183	(256)	(377)	202	(116)	(364)

	Non-trading	(47)	(16)	(206)	(3,677)	(3,524)	(7,470)

USD	Trading	13	(202)	(716)	(602)	(1,663)	(3,170)

	Non-trading	68	30	(208)	(2,896)	(5,452)	(8,458)

EUR	Trading	(261)	648	(409)	(6,707)	5,756	(973)

	Non-trading	(16)	(5)	(31)	(359)	(333)	(744)

GBP	Trading	123	(93)	(272)	(194)	141	(295)

	Non-trading	0	(7)	(142)	(266)	256	(159)

JPY	Trading	46	386	(117)	(118)	4	201

	Non-trading	1	1	2	(7)	0	(3)

Other	Trading	47	469	(209)	(708)	(10)	(411)

	Non-trading	(3)	1	1	(1)	(4)	(6)

		Interest rate sensitivity by time band at 31.12.05

		within 1	1 to 3	3 to 12
CHF thousand, gain / (loss) per basis point increase		month	months	months	1 to 5 years	over 5 years	Total

CHF	Trading	167	(526)	120	213	(322)	(349)

	Non-trading	(258)	(57)	(883)	(6,514)	(287)	(7,998)

USD	Trading	(306)	(103)	122	(3,238)	3,329	(196)

	Non-trading	70	(159)	(546)	(7,847)	35	(8,447)

EUR	Trading	536	(344)	(302)	(2,792)	2,725	(178)

	Non-trading	(2)	(33)	(18)	(271)	1,174	850

GBP	Trading	169	(653)	131	(310)	(9)	(672)

	Non-trading	(1)	(8)	(78)	(437)	536	12

JPY	Trading	194	367	(435)	406	(704)	(172)

	Non-trading	(0)	(0)	(3)	(4)	0	(7)

Other	Trading	2	(48)	69	(125)	(371)	(473)

	Non-trading	(3)	(1)	(0)	(1)	(3)	(8)

1 Positions in Industrial Holdings are excluded.

Financial Statements
Notes to the Financial Statements

Note 29 Financial Instruments Risk Position (continued)
b) Market Risk (continued)

     The table sets out the extent to which UBS was exposed to interest rate risk at 31 December 2006 and 2005. It shows the net impact of a one basis point (0.01%) increase in market interest rates across all time bands on the fair values of interest rate sensitive positions, both on- and off-balance sheet. The impact of such an increase in interest rates depends on UBS’s net asset or net liability position in each category, currency and time band in the table. A negative amount in the table reflects a potential reduction in fair value, while a positive amount reflects a potential increase in fair value.

Positions shown as “trading” are those which contribute to market risk regulatory capital, i. e. those considered “trading book” for regulatory capital purposes – see part e). “Non-trading” includes all other interest rate sensitive assets and liabilities including derivatives designated as hedges for accounting purposes (as explained in Note 23) and off-balance sheet commitments on which an interest rate has been fixed. The regulatory capital definition of the trading book is broadly consistent with, but not identical to, the accounting definition of the trading portfolio. Most notably, loans originated by UBS for distribution in the cash markets are classified as held for trading for accounting purposes, but are risk controlled under the credit risk framework – see part c) – and are not eligible for trading book regulatory capital treatment.
Information about money market paper and debt instruments classified as trading portfolio for accounting purposes is included in Note 12 and of debt instruments defined as financial investments available-for-sale for accounting purposes in Note 13. Information about derivatives is shown in Note 23. It should be noted that interest rate risk arises not only on interest rate contracts but also on other forwards, swaps and options, in particular on forward foreign exchange contracts. Off-balance sheet commitments on which an interest rate has been fixed are primarily forward starting fixed-term loans.

Trading

The major part of this risk arises in the Investment Bank in particular in the Fixed Income, Rates and Currencies business area, which includes the Cash and Collateral Trading unit (CCT).

Non-trading

Interest rate risk is inherent in many of UBS’s businesses and arises from factors such as differences in timing between contractual maturity or re-pricing of assets, liabilities and derivative instruments. Most material non-trading interest rate risks are transferred from the originating business units to one of the two core interest rate risk management units – Treasury and CCT. The risks are then managed within the market risk limits and controls described in section b)(i).

     The largest non-trading interest rate exposures arise in the Global Wealth Management & Business Banking Business Group. Many of their retail banking products have no contractual maturity date or directly market-linked rate. Their interest rate risk is transferred on a pooled basis through “replicating” portfolios. A replicating portfolio is a series of loans or deposits at market rates and fixed terms between the originating business unit and Treasury, structured to approximate – on average – the interest rate cash flow and re-pricing behaviour of the pooled client transactions. The portfolios are rebalanced monthly. Their structure and parameters are based on long-term market observations and client behavior, and are reviewed periodically. Product margin remains with, and is subject to additional analysis and control by the originating business units.

Interest rate risk also arises from non-business related balance sheet items such as the financing of bank property and equity investments in associated companies. The risk on these items is transferred to Treasury through replicating portfolios which, in this case, are designed to approximate the mandated funding profile.
The Group’s consolidated equity is managed in accordance with strategic targets set by senior management and is placed at fixed interest rates in Swiss franc, US dollar, euro and UK sterling with an average duration of between three and four years. These positions account for CHF 17.1 million of the non-trading interest rate sensitivity shown in the table on the previous page, with CHF 7.4 million arising in Swiss franc, CHF 8.4 million in US dollar and the remainder in euro and UK sterling. The interest rate sensitivity of the positions is directly related to the chosen duration, and although adopting significantly shorter maturities would lead to a reduction in apparent interest rate sensitivity, it would lead to higher volatility in interest earnings.
The economic value sensitivity of non-trading interest rate positions is defined as the impact of a large (100 basis point) instantaneous rise in interest rates across all currencies, on the net present value of all future cashflows from these positions. At 31 December 2006 the economic value sensitivity was a loss of CHF 1,771 million.

(iii) Currency risk

Currency risk is the risk of loss resulting from changes in exchange rates.

Trading

UBS is an active participant in currency markets and carries currency risk from these trading activities, conducted primarily in the Investment Bank. These trading exposures are subject to the VaR, stress and concentration limits described in section b)(i). Information about foreign exchange contracts,

Note 29 Financial Instruments Risk Position (continued)
b) Market Risk (continued)

most of which arise from trading activities and contribute to currency risk, is provided in Note 23.

Non-trading

UBS’s reporting currency is the Swiss franc, but its assets, liabilities, income and expense are denominated in many currencies, with significant amounts in US dollar, euro and UK sterling, as well as Swiss franc.
Reported profits or losses are exchanged monthly, and in some cases more frequently, into Swiss francs, reducing volatility in the Group’s earnings from subsequent changes in exchange rates. Treasury also, from time to time, proactively hedges significant expected foreign currency earnings/costs (mainly US dollar, euro and UK sterling) in accordance with the instructions of the Group Executive Board. Economic hedging strategies employed include a cost-efficient options purchase program, which provides protection against unfavorable currency fluctuations while preserving some upside potential. Although these positions are intended to economically hedge future earnings, they can cause volatility in financial results because they are marked to market. Within clearly defined tolerances, such fluctuations are accepted. The positions are, however, treated as currency exposure, are subject to Treasury’s VaR limit and are included in VaR for regulatory capital purposes. The hedge program has a time horizon of up to twelve months and is not restricted to the current financial year.
The Group’s consolidated equity is managed – as described in section b)(ii) – in such a way as to protect UBS’s capital ratios from exchange rate movements, based on a target profile that broadly reflects the currency distribution of its risk-weighted assets. This creates structural foreign currency exposures. Exchange rate movements lead to increases or decreases in the Swiss franc value of the Group’s risk-weighted assets. They also generate translation gains or losses on the structural foreign currency exposures. These are recorded in Equity in the Group’s Financial Statements, thereby protecting the BIS Tier 1 capital ratio – see part e).
At 31 December 2006, the largest combined trading and non-trading currency exposures against the Swiss franc were short USD 436 million, short EUR 195 million and long AUD 128 million. At 31 December 2005, the largest exposures were short USD 695 million, short EUR 36 million and long GBP 6 million.

(iv) Equity risk

Equity risk is the risk of loss resulting from changes in the levels of equity indices and values of individual stocks.
The Investment Bank is a significant player in major equity markets and is increasingly active in the newer markets. It carries equity risk from these activities. These exposures are subject to the VaR, stress and concentration limits described in section b)(i) and, in the case of individual stocks, to the issuer risk controls described in section b)(v).
Information about equities held for trading for accounting purposes is given in Note 12. Information about equity derivatives contracts (on indices and individual equities), which arise primarily from the Investment Bank’s trading activities, is provided in Note 23.

(v) Issuer risk

Issuer risk is the risk of loss on securities and other obligations in tradable form (including traded loans), and on derivatives based on such assets. It arises from credit-related and other events and, ultimately, default of the issuer, obligor or reference name.
As an active trader and market maker, the Investment Bank holds positions in these instruments, which are included in VaR and are also subject to controls on concentrated exposure to individual names and groups.
Exposures arising from security underwriting commitments are, additionally, subject to targeted processes prior to commitment, generally including review by a commitment committee with representation from both business management and the control functions. All commitments are approved under specific delegated authorities.

(vi) Investment positions

UBS makes equity investments for a variety of purposes. Some are made for revenue generation or as part of strategic initiatives, while others, such as exchange and clearing-house memberships, are held in support of other business activities. Private equity positions were, in the past, the major component of equity investments but the portfolio is being managed down. UBS made an investment in Bank of China as part of a major strategy initiative, and acquired a stake in Julius Baer when Private Banks & GAM was sold to them in December 2005. Most seed money and co-investments in UBS funds are considered investment positions.
Many equity investments are unlisted and therefore illiquid. Others are intended to be held medium- or long-term. The fair values are often driven more by factors specific to the individual companies than movements in general equity markets. For these reasons, equity investments are controlled outside the market risk measures and controls described in sections b)(iv) and b)(v). Instead they are subject to control and reporting processes, including pre-approval of new investments by business management and risk control. Where investments are made as part of an ongoing business they are also subject to portfolio and concentration limits.
Debt investments, including money market paper, are not significant in amount. They are included in the measures of interest rate risk described in section b)(ii).

Financial Statements
Notes to the Financial Statements

Note 29 Financial Instruments Risk Position (continued)
c) Credit Risk

Credit risk is the risk of loss to UBS as a result of failure by a client or counterparty to meet its contractual obligations. It is inherent in traditional banking products – loans, commitments to lend and contingent liabilities, such as letters of credit – and in traded products – derivative contracts such as forwards, swaps and options, repurchase agreements (repos and reverse repos) and securities borrowing and lending transactions. Some of these products are accounted for on an amortized cost basis, while others are recorded in the Financial Statements at fair value. Banking products are generally carried at amortized cost, but loans are carried at fair value if they have been originated by the Group for subsequent syndication or distribution through the cash markets or (with effect from June 2006) are to be substantially hedged. OTC derivatives are carried at fair value. Repos and securities borrowing and lending transactions are accounted for on an amortized cost basis. All banking and traded products are governed by the same credit risk management and control framework, regardless of accounting treatment.
The Group Chief Credit Officer (CCO), reporting to the Group CRO, has overall responsibility for formulating the Group’s credit risk control framework. Global Wealth Management & Business Banking and the Investment Bank, which take material credit risk, have independent credit risk control units, headed by CCOs reporting functionally to the Group CCO. They are responsible for the rating of counter-parties, for credit risk assessment and for the continuous monitoring of counterparty and portfolio credit exposures. Credit risk authority, including authority to establish allowances, provisions and credit valuation adjustments for impaired claims, is vested in the Chairman’s Office and is further delegated to the GEB and ad personam to the Group CCO and to the Business Group CCOs and credit officers.
For credit risk control purposes, credit exposure is measured for banking products as the nominal amount. For traded products, credit exposure is based on the replacement value of contracts, taking account of master netting agreements with individual counterparties where they are considered enforceable in insolvency. The potential replacement value is projected over the life of the contracts (or over a shorter time frame where UBS has the ability to reduce exposure or close out, for example by calling or liquidating collateral) reflecting changes in credit exposure resulting from market movements and from maturing contracts. UBS actively uses credit risk mitigation techniques to manage credit exposure. These include risk transfers and participations, hedging with credit derivatives, taking of security in the form of financial collateral (cash or marketable securities) or other assets such as real estate, and guarantees and other third party support. For internal credit risk control, credit risk mitigation is reflected – depending on the product and type of mitigation – by recognizing its existence in determining the exposure UBS is prepared to carry or by reflecting its risk-reducing effect in the reported credit exposure.
In the table, the amounts shown as credit exposure for banking products are based on accounting classification and include some items which are not considered to be credit exposures for internal purposes, notably cash collateral posted by UBS with market counterparties against negative replacement values on derivatives. Credit risk mitigation is recognized only to the extent that assets are derecognized for accounting purposes, as explained in Note 1a4). The amounts shown in the table for traded products are based on regulatory capital treatment, as shown in the table in part e). It should be noted that, for regulatory capital purposes, netting of positive and negative replacement values on derivatives is permitted for counterparties with whom UBS has a master netting agreement that is enforceable in insolvency, but netting is not permitted for accounting purposes unless the cash flows will actually be settled net, which is not generally the case – for details see Note 23. The regulatory capital treatment of securities borrowing and lending transactions and repo and reverse repo transactions is based on the net positive value of cash or securities given by UBS to the counterparty. These values are included in the table in part e) in Due from banks and other collateralized lendings. They are only a small percentage of the balance sheet amounts which are based on the full value of transactions – for details see Note 11. The amounts shown in the table for traded products do not include any estimate of the potential future exposure which is included in the internal credit risk control view.
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
UBS’s credit portfolio is heterogeneous, varying significantly in terms of client type, sector, geographical diversity and the size of exposures. Limits take a variety of forms such as nominal values, statistical measures and scenario-based stress loss. They are applied to individual portfolios or sectors where appropriate, to restrict credit risk concentrations or areas of higher risk, or to control the rate of portfolio growth. Stress loss limits are applied to exposures to all but the best-rated countries.

Note 29 Financial Instruments Risk Position (continued)
c) Credit Risk (continued)

Aggregate risk across portfolios is measured using a proprietary statistical methodology which provides an indication of risk in the portfolio and the way it changes over time. Stress loss measures are applied to all significant portfolios to assess the impact of variations in default rates and asset values, taking into account risk concentrations in each portfolio. These measures include an analysis of contribution by industry and geography.
The Group’s gross lending portfolio of CHF 364 billion is widely diversified across industry sectors with no significant concentrations of credit risk. CHF 153 billion (42% of the total) consists of loans to thousands of private households, predominantly in Switzerland, and mostly secured by mortgages, financial collateral or other assets. Exposure to banks and financial institutions amounted to CHF 138 billion (38% of the total). This includes cash posted as collateral by UBS against negative replacement values on derivatives or other positions, which, from a risk perspective is not considered lending but is a key component of the measurement of counterparty risk taken in connection with the underlying products. Exposure to banks includes money market deposits with highly rated institutions. Excluding financial institutions, the largest industry sector exposure is CHF 25 billion (7% of the total) to the services sector.

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
The recognition of impairment in the Financial Statements depends on the accounting treatment of the claim. For products accounted for on an amortized cost basis or off-balance sheet items, impairment is recognized through the creation of an allowance or a provision respectively which is charged to the income statement as Credit loss expense. Allowances or provisions are determined such that the carrying values of impaired claims are consistent with the principles of IAS 39. For products recorded at fair value, impairment is recognized through a credit valuation adjustment, which is charged to the income statement through the Net trading income line.
For products carried at amortized cost, UBS also assesses portfolios of claims with similar credit risk characteristics for collective impairment in accordance with IAS 39. A portfolio is considered impaired on a collective basis if there is objective evidence to suggest that it contains impaired obligations but the individual impaired items cannot yet be identified.
For further information about accounting policy for allowances and provisions for credit losses, see Note 1 a10). For the amounts of allowance and provision for credit losses and amounts of impaired and non-performing loans, see Note 10 b), c) and d). It should be noted that allowances and provisions for collective impairment are included in the total of allowances and provisions in the table below, and in

Breakdown of credit exposure1

Amounts for each product type are shown gross before allowances and provisions.

CHF million	31.12.06	31.12.05

Banking products

Due from banks and loans[2]	364,110	314,482

Contingent liabilities (gross – before participations)[3]	17,908	16,566

Undrawn irrevocable credit facilities (gross – before participations)[3]	97,287	72,905

Traded products[4]

Derivatives positive replacement values (before collateral but after netting)[5]	110,732	86,950

Securities borrowing and lending, repos and reverse repos[6,7]	47,870	40,765

Allowances and provisions[8]	(1,332)	(1,776)

Total credit exposure net of allowances and provisions	636,575	529,892

1 Positions in Industrial Holdings are excluded.  2 See Note 10a – Due from Banks and Loans for further information.  3 See Note 26 – Commitments and Contingent Liabilities for further information.  4 Does not include potential future credit exposure arising from changes in value of products with variable value. Potential future credit exposure is, however, included in internal measures of credit exposure for risk management and control purposes.  5 Replacement values are shown net where netting is permitted for regulatory capital purposes. See also Note 29e) – Capital Adequacy.  6 This figure represents the difference in value between the cash or securities lent or given as collateral to counterparties, and the value of cash or securities borrowed or taken as collateral from the same counterparties under securities borrowing / lending and repo / reverse repo transactions.  7 See Note 11 – Securities Borrowing, Securities Lending, Repurchase and Reverse Repurchase Agreements for further information about these types of transactions.  8 See Note 10b – Allowances and Provisions for Credit Losses for further information.

Financial Statements
Notes to the Financial Statements

Note 29 Financial Instruments Risk Position (continued)
c) Credit Risk (continued)

Notes 10a) and b), but that portfolios against which collective loan loss provisions have been established are not included in the totals of impaired loans in Note 10c).
The occurrence of credit losses is erratic in both timing and amount and those that arise usually relate to transactions entered into in previous accounting periods. In order to reflect the fact that future credit losses are implicit in the current portfolio, and to encourage risk-adjusted pricing for products carried at amortized cost, UBS uses the concept of “expected credit loss” for management purposes. Expected credit loss is a statistically based concept which is used to estimate the annual costs that will arise, on average, from positions in the current portfolio that become impaired. It is derived from the probability of default (given by the counterparty rating), current and likely future exposure to the counterparty and the likely severity of the loss should default occur. Note 2a) includes two tables: the first shows Credit loss expense, as recorded in the Financial Statements, for each Business Group; the second reflects an “Adjusted expected credit loss” for each Business Group, which is the expected credit loss on its portfolio, plus the difference between Credit loss expense and expected credit loss, amortized over a three-year period. The difference between the total of these Adjusted expected credit loss figures and the Credit loss expense recorded at Group level for financial reporting is reported in Corporate Center.

d) Liquidity Risk

UBS’s approach to liquidity management is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking sustained damage to business franchises. Treasury, which is part of Corporate Center, is responsible for the liquidity control framework while the Investment Bank Cash and Collateral Trading unit is responsible for day-to-day operations. The approach is based on a comprehensive assessment of all material known and expected cash flows of the Group and the availability of high-grade collateral which could be used to secure additional funding if required. The framework entails careful monitoring and control of the daily liquidity position, and regular liquidity stress testing under a variety of scenarios. Scenarios encompass both normal and stressed market conditions, including general market crises and the possibility that access to markets could be impacted by a stress event affecting some part of UBS’s business or, in the extreme case, if UBS suffered a severe rating downgrade.
The breakdown by contractual maturity of assets and liabilities at 31 December 2006, which is the starting point for the liquidity analyses, is shown in the table on the next page.

Note 29 Financial Instruments Risk Position (continued)
d) Liquidity Risk (continued)

Maturity analysis of assets and liabilities
				Due	Due
			Due	between	between
	On	Subject	within	3 and	1 and	Due after
CHF billion	demand	to notice[1]	3 months	12 months	5 years	5 years	Total

Assets

Cash and balances with central banks	3.5	0.0	0.0	0.0	0.0	0.0	3.5

Due from banks	27.2	0.0	19.5	1.2	2.3	0.2	50.4

Cash collateral on securities borrowed	0.0	239.6	102.7	9.3	0.0	0.0	351.6

Reverse repurchase agreements	0.0	67.1	278.5	49.2	10.9	0.1	405.8

Trading portfolio assets[2]	627.0	0.0	0.0	0.0	0.0	0.0	627.0

Trading portfolio assets pledged as collateral[2]	251.5	0.0	0.0	0.0	0.0	0.0	251.5

Positive replacement values[2]	328.4	0.0	0.0	0.0	0.0	0.0	328.4

Financial assets designated at fair value	5.9	0.0	0.0	0.0	0.0	0.0	5.9

Loans	42.9	44.7	89.0	32.2	79.5	24.2	312.5

Financial investments available-for-sale	8.1	0.0	0.3	0.1	0.2	0.2	8.9

Accrued income and prepaid expenses	10.4	0.0	0.0	0.0	0.0	0.0	10.4

Investments in associates	0.0	0.0	0.0	0.0	0.0	1.5	1.5

Property and equipment	0.0	0.0	0.0	0.0	0.0	6.9	6.9

Goodwill and other intangible assets	0.0	0.0	0.0	0.0	0.0	14.8	14.8

Other assets	17.4	0.0	0.0	0.0	0.0	0.0	17.4

Total 31.12.06	1,322.3	351.4	490.0	92.0	92.9	47.9	2,396.5

Total 31.12.05	1084.2	289.8	452.6	98.2	87.9	45.6	2,058.3

Liabilities

Due to banks	41.4	4.4	151.9	5.2	0.3	0.5	203.7

Cash collateral on securities lent	0.0	55.5	7.6	0.0	0.0	0.0	63.1

Repurchase agreements	0.0	30.9	425.1	81.8	7.7	0.0	545.5

Trading portfolio liabilities[2]	204.8	0.0	0.0	0.0	0.0	0.0	204.8

Negative replacement values[2]	332.5	0.0	0.0	0.0	0.0	0.0	332.5

Financial liabilities designated at fair value	0.0	0.0	7.8	28.0	79.2	30.7	145.7

Due to customers	157.0	130.2	268.5	13.7	1.0	0.2	570.6

Accrued expenses and deferred income	21.5	0.0	0.0	0.0	0.0	0.0	21.5

Debt issued	0.0	0.0	101.1	21.9	9.3	57.9	190.1

Other liabilities	29.6	33.6	0.0	0.0	0.0	0.0	63.2

Total 31.12.06	786.8	254.6	962.0	150.6	97.5	89.3	2,340.7

Total 31.12.05	732.7	244.7	791.5	90.1	74.8	72.9	2,006.7

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

Financial Statements
Notes to the Financial Statements

Note 29 Financial Instruments Risk Position (continued)
e) Capital Adequacy

The adequacy of UBS’s capital is monitored using, among other measures, the framework established by the Basel Committee on Banking Supervision (“BIS rules / ratios”). The BIS ratios compare the amount of eligible capital (in total and Tier 1) with the total of risk-weighted assets (RWAs).
While UBS monitors and reports BIS capital ratios, it is the rules established by the Swiss regulator, the Swiss Federal Banking Commission (SFBC), which ultimately determine the regulatory capital required to underpin its business. On balance, this results in higher RWAs than under the BIS rules and UBS’s ratios are lower when calculated under the SFBC regulations than under the BIS framework.
UBS’s capital requirements are based on its consolidated Financial Statements prepared under IFRS. Adjustments are made to exclude IFRS consolidated entities that are not active in the areas of banking, finance or real estate – mainly securitization and collective investment vehicles and industrial holdings (including Motor-Columbus in 2005). Adjustments are also made to IFRS-based profit and reserves, in line with BIS recommendations, as prescribed by the SFBC, primarily in relation to gains and losses recognized under the fair value option and unrealized gains on available-for-sale financial investments.

BIS eligible capital

BIS eligible capital consists of two parts. Tier 1 capital comprises share capital, share premium, retained earnings including current year profit, foreign currency translation differences not recognized in the income statement and hybrid Tier 1 capital (part of Equity attributable to minority interests) less accrued expected dividend, net long positions in own shares, and goodwill. Tier 2 capital includes subordinated long-term debt. Additionally certain non-trading exposures to other financial institutions are required to be deducted from capital. Tier 1 capital is required to be at least 4% and Total eligible capital at least 8% of RWAs.

BIS risk-weighted assets (RWAs)

Total RWAs are made up of three elements – credit risk, market risk, and other risk, each of which is described below.
The credit risk component consists of on- and off-balance sheet claims, measured according to regulatory formulas outlined below, and weighted according to type of counterparty and collateral. The least risky claims, such as claims on OECD governments and claims collateralized by cash, are weighted at 0%, meaning that no regulatory capital support is required, while the claims deemed most risky, including unsecured claims on corporates and private customers, are weighted at 100%, meaning that 8% capital support is required.
Securities not held for trading are included as claims, based on the net long position in the securities of each issuer, including both physical holdings and positions derived from other transactions such as options. UBS’s investments in IFRS consolidated industrial holdings (which for 2005 includes Motor-Columbus) are treated for regulatory capital purposes as positions in securities not held for trading.
Claims arising from derivatives transactions include two components – the current positive replacement values, and “add-ons” to reflect their potential future exposure. Where UBS has entered into a master netting agreement which is accepted by the SFBC as being legally enforceable in insolvency, positive and negative replacement values with individual counterparties can be netted and therefore the on-balance sheet component of RWAs for derivatives transactions shown in the table on the next page (Positive replacement values) is less than the balance sheet value of Positive replacement values. The add-ons component of the RWAs is shown in the table under Off-balance sheet exposures and other positions – Forward and swap contracts, and Purchased options.
Claims arising from contingent commitments and irrevocable facilities granted are converted to credit equivalent amounts based on percentages of nominal value specified by the regulators.
Regulatory capital is required to support market risk arising on all foreign exchange, and energy, metals and commodity positions, and on all positions held for trading, and meeting the regulatory definition of trading book, in interest rate instruments and equities, including risks on individual equities and traded debt obligations such as bonds. For most market risk positions, UBS derives its regulatory capital requirement from its internal Value at Risk (VaR) model – see section b)(i) – which is approved by the SFBC. For some small positions market risk regulatory capital is computed using the standardized method defined by the regulators. Unlike the calculations for credit risk and other risks, this produces the capital requirement itself rather than the RWA amount. In order to compute a total capital ratio, the total market risk capital requirement is converted to an “RWA equivalent” (shown in the table as Market risk positions) such that the capital requirement is 8% of this RWA equivalent, i.e. the total market risk capital requirement is multiplied by 12.5. Other risks consist of other types of asset, most notably property and equipment, and intangibles (included in the table on the next page within Other assets). These assets are not subject to credit or market risk, but they represent a risk to the Group in respect of their potential for write-down and impairment and therefore require capital underpinning in accordance with regulatory formulas.

Note 29 Financial Instruments Risk Position (continued)
e) Capital Adequacy (continued)

Risk-weighted assets (BIS)
		Risk-weighted		Risk-weighted
	Exposure	amount	Exposure	amount
CHF million	31.12.06	31.12.06	31.12.05	31.12.05

Balance sheet exposures

Due from banks and other collateralized lendings[1]	452,821	10,438	665,932	6,991

Net positions in securities[2]	10,262	8,447	8,079	6,849

Positive replacement values[3]	110,732	24,161	86,950	20,546

Loans, net of allowances for credit losses and other collateralized lendings[1]	887,694	206,359	540,051	196,091

Accrued income and prepaid expenses	9,302	4,920	9,081	4,815

Property and equipment	8,436	8,436	7,957	7,957

Other assets	15,976	10,827	13,292	9,115

Off-balance sheet exposures

Contingent liabilities	17,908	7,842	16,595	7,474

Irrevocable commitments	98,439	23,592	73,220	18,487

Forward and swap contracts[4]	31,522,982	16,599	22,365,432	10,738

Purchased options[4]	1,913,971	411	1,629,260	311

Market risk positions[5]		19,860		21,035

Total risk-weighted assets		341,892		310,409

1 Includes gross securities borrowing and reverse repo exposures, and those traded loans in trading portfolio assets originated by the Group for syndication or distribution. These financial instruments are excluded from the Market risk positions.  2 Includes industrial holdings, which are not consolidated for capital adequacy. Excludes positions in the trading book, which are included in Market risk positions.  3 Represents the mark to market values of Forward and swap contracts and Purchased options, where positive but after netting, where applicable.  4 Represents the add-ons for these contracts.  5 Regulatory capital adequacy requirements for market risk, calculated using the approved Value at Risk model, or the standardized method, multiplied by 12.5. This results in the risk-weighted asset equivalent.

BIS capital ratios
	Capital	Ratio	Capital	Ratio
	CHF million	%	CHF million	%
	31.12.06	31.12.06	31.12.05	31.12.05

Tier 1	40,528	11.9	39,834	12.8

of which hybrid Tier 1	5,633	1.6	4,975	1.6

Tier 2	9,836	2.9	3,974	1.3

Total BIS	50,364	14.7	43,808	14.1

The Tier 1 capital includes preferred securities of CHF 5,633 million (USD 3,300 million and EUR 1,000 million) at 31 December 2006 and CHF 4,975 million (USD 2,600 million and EUR 1,000 million) at 31 December 2005.

Financial Statements
Notes to the Financial Statements

Note 30 Fair Value of Financial Instruments and Continued Recognition of Transferred Financial Assets
a) Fair Value of Financial Instruments

The following table presents the fair value of financial instruments, including those not reflected in the financial statements at fair value. It is accompanied by a discussion of the methods used to determine fair value for financial instruments.

	Carrying		Unrealized	Carrying		Unrealized
	value	Fair value	gain / (loss)	value	Fair value	gain / (loss)
CHF billion	31.12.06	31.12.06	31.12.06	31.12.05	31.12.05	31.12.05

Assets

Cash and balances with central banks	3.5	3.5	0.0	5.4	5.4	0.0

Due from banks	50.4	50.4	0.0	33.6	33.6	0.0

Cash collateral on securities borrowed	351.6	351.6	0.0	288.4	288.3	(0.1)

Reverse repurchase agreements	405.8	405.7	(0.1)	404.4	404.5	0.1

Trading portfolio assets	627.0	627.0	0.0	499.3	499.3	0.0

Trading portfolio assets pledged as collateral	251.5	251.5	0.0	154.8	154.8	0.0

Positive replacement values	328.4	328.4	0.0	333.8	333.8	0.0

Financial assets designated at fair value	5.9	5.9	0.0	1.2	1.2	0.0

Loans	312.5	311.3	(1.2)	279.9	280.5	0.6

Financial investments available-for-sale	8.9	8.9	0.0	6.6	6.6	0.0

Liabilities

Due to banks	203.7	203.7	0.0	124.3	124.3	0.0

Cash collateral on securities lent	63.1	63.1	0.0	59.9	59.9	0.0

Repurchase agreements	545.5	545.5	0.0	478.5	478.5	0.0

Trading portfolio liabilities	204.8	204.8	0.0	188.6	188.6	0.0

Negative replacement values	332.5	332.5	0.0	337.7	337.7	0.0

Financial liabilities designated at fair value	145.7	145.7	0.0	117.4	117.4	0.0

Due to customers	570.6	570.6	0.0	466.9	466.9	0.0

Debt issued	190.1	191.1	(1.0)	160.7	162.0	(1.3)

Subtotal			(2.3)			(0.7)

Unrealized gains and losses recorded in equity before tax on:

Financial investments available-for-sale			3.7			1.1

Derivative instruments designated as cash flow hedges			(0.6)			(0.9)

Net unrealized gains and losses recognized directly in equity			0.8			(0.5)

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
Valuation techniques are generally applied to OTC derivatives and financial assets and liabilities held for trading and designated at fair value. The most frequently applied pricing models and valuation techniques include forward pricing and swap models using present value calculations, option models such as the Black-Scholes model or generalizations of it, and credit models such as default rate models or credit spread models.
The values derived from applying these techniques are significantly affected by the choice of valuation model used and the underlying assumptions made concerning factors such as the amounts and timing of future cash flows, discount rates, volatility, and credit risk.
The following methods and significant assumptions have been applied in determining the fair values of financial instruments presented in the table for both financial instruments carried at fair value and those carried at cost (for which fair values are provided as a comparison):
(a)	trading portfolio assets and liabilities, trading portfolio assets pledged as collateral, financial assets and liabilities designated at fair value through profit or loss, derivatives, and other transactions undertaken for trading

Note 30 Fair Value of Financial Instruments and Continued Recognition of Transferred Financial Assets (cont.)
a) Fair Value of Financial Instruments (continued)

purposes are measured at fair value by reference to quoted market prices when available. If quoted market prices are not available, then fair values are estimated on the basis of pricing models, or other recognized valuation techniques. Fair value is equal to the carrying amount for these items;
(b)	financial investments available-for-sale are measured at fair value by reference to quoted market prices when available. If quoted market prices are not available, then fair values are estimated on the basis of pricing models or other recognized valuation techniques. Fair value is equal to the carrying amount for these items, and unrealized gains and losses, excluding impairment write-downs, are recorded in Equity until an asset is sold, collected or otherwise disposed of;
(c)	the fair value of demand deposits and savings accounts with no specific maturity is assumed to be the amount payable on demand at the balance sheet date;
(d)	the fair value of variable rate financial instruments is assumed to be approximated by their carrying amounts and, in the case of loans, does not, therefore, reflect changes in their credit quality, as the impact of impairment is recognized separately by deducting the amount of the allowance for credit losses from both carrying and fair values;
(e)	the fair value of fixed-rate loans and mortgages carried at amortized cost is estimated by comparing market interest rates when the loans were granted with current market rates offered on similar loans. Changes in the credit quality of loans within the portfolio are not taken into account in determining gross fair values, as the impact of impairment is recognized separately by deducting the amount of the allowance for credit losses from both carrying and fair values.
Where applicable, the interest accrued to date on financial instruments is included in the carrying value of the financial instruments mentioned in the table.
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
The table does not reflect the fair values of non-financial assets and liabilities such as property, equipment, goodwill, prepayments and non-interest accruals. Fair values of physical commodities are reflected in the table under trading portfolio assets.
Substantially all of UBS’s undrawn commitments to extend credit are at variable rates. Accordingly, UBS has no significant exposure to fair value fluctuations resulting from interest rate movements related to these commitments.
The fair values of UBS’s fixed-rate loans, long- and medium-term notes and bonds issued are predominantly hedged by derivative instruments, mainly interest rate swaps, as explained in Note 23. The interest rate risk inherent in balance sheet positions with no specific maturity is also hedged with derivative instruments based on management’s view of their average cash flow and repricing behavior.
Derivative instruments used for hedging are carried on the balance sheet at fair values, which are included in the Positive or Negative replacement values in the table. When the interest rate risk on a fixed-rate financial instrument is hedged with a derivative in a fair value hedge, the fixed-rate financial instrument (or hedged portion thereof) is reflected in the table at fair value only in relation to the interest rate risk, not the credit risk, as explained in (e). Fair value changes are recorded in Net profit. The treatment of derivatives designated as cash flow hedges is explained in Note 1 a14). The amount shown in the table as Derivative instruments designated as cash flow hedges is the net change in fair values on such derivatives that is recorded in Equity and not yet transferred to income or expense.

Financial Statements
Notes to the Financial Statements

Note 30 Fair Value of Financial Instruments and Continued Recognition of Transferred Financial Assets (cont.)
b) Determination of Fair Values from Quoted Market Prices or Valuation Techniques

For trading portfolio assets and liabilities, financial assets and liabilities designated at fair value and financial investments available-for-sale which are listed or otherwise traded in an active market, for exchange traded derivatives, and for other financial instruments for which quoted prices in an active market are available, fair value is determined directly from those quoted market prices.
For financial instruments which do not have quoted market prices directly available, fair values are estimated using valuation techniques or models, based wherever possible on assumptions supported by observable market prices or rates prevailing at the balance sheet date. This is the case for the majority of OTC derivatives, and for many unlisted instruments and other items which are not traded in active markets.
For a small portion of financial instruments, fair values cannot be obtained directly from quoted market prices, or indirectly using valuation techniques or models supported by observable market prices or rates. This is generally the case for private equity investments in unlisted securities, and for certain complex or structured financial instruments. In these cases, fair value is estimated indirectly using valuation techniques or models for which the inputs are reasonable assumptions, based on market conditions.
The following table presents the valuation methods used to determine fair values of financial instruments carried at fair value:

	31.12.06				31.12.05
		Valuation	Valuation			Valuation	Valuation
		technique	technique			technique	technique
	Quoted	market-	non-market		Quoted	market-	non-market
	market	observable	observable		market	observable	observable
CHF billion	price	inputs	inputs	Total	price	inputs	inputs	Total

Trading portfolio assets	215.1	411.8	0.1	627.0	273.2	225.2	0.9	499.3

Trading portfolio assets pledged as collateral	243.5	8.0	0.0	251.5	147.6	7.2	0.0	154.8

Positive replacement values	31.3	285.6	11.5	328.4	13.6	313.4	6.8	333.8

Financial assets designated at fair value	0.0	5.1	0.8	5.9	0.2	1.0	0.0	1.2

Financial investments available-for-sale	2.5	4.6	1.8	8.9	3.0	1.1	2.5	6.6

Total assets	492.4	715.1	14.2	1,221.7	437.6	547.9	10.2	995.7

Trading portfolio liabilities	169.9	34.9	0.0	204.8	171.2	17.4	0.0	188.6

Negative replacement values	32.7	290.6	9.2	332.5	15.9	311.1	10.7	337.7

Financial liabilities designated at fair value	0.0	80.0	65.7	145.7	0.0	92.5	24.9	117.4

Total liabilities	202.6	405.5	74.9	683.0	187.1	421.0	35.6	643.7

Note 30 Fair Value of Financial Instruments and Continued Recognition of Transferred Financial Assets (cont.)
c) Sensitivity of Fair Values to Changing Significant Assumptions to Reasonably Possible Alternatives

Included in the fair value of financial instruments carried at fair value on the balance sheet are those estimated in full or in part using valuation techniques based on assumptions that are not supported by market-observable prices or rates. All models used for valuation undergo an internal validation process before they are certified for use.
There may be uncertainty about a valuation, resulting from the choice of model used, the deep-in-the-model parameters it employs, and the extent to which inputs are not market observable, or as a result of other elements affecting the valuation. Valuation adjustments are made to reflect such uncertainty and deducted from the fair values produced by the models or other valuation techniques.
Based on UBS’s established fair value and model governance policies and the related controls and procedural safeguards the Group employs, management believes the resulting estimated fair values recorded in the balance sheet and the changes in fair values recorded in the income statement are reasonable and are the most appropriate at the balance sheet date.
The potential effect of using reasonably possible alternative assumptions as inputs to valuation techniques from which the fair values of these financial instruments are determined has been quantified as a reduction of approximately CHF 1,038 million using less favorable assumptions and an increase of approximately CHF 955 million using more favorable assumptions at 31 December 2006; and a reduction of approximately CHF 1,094 million using less favorable assumptions and an increase of approximately CHF 1,176 million using more favorable assumptions at 31 December 2005.
The determination of reasonably possible alternative assumptions is itself subject to considerable judgment. For valuations based on models, reasonably possible alternatives have been estimated using the same techniques as are used to determine model valuation adjustments, by increasing (for less favorable assumptions) and decreasing (for more favorable assumptions) the confidence level applied. In changing the assumptions, it is assumed that the impact of correlation between different financial instruments and models is minimal. A similar approach is used for valuation techniques other than those based on models.

d) Changes in Fair Value Recognized in Profit or Loss during the Period which were Estimated using
Valuation Techniques

Total Net trading income for the years ended 31 December 2006 and 31 December 2005 was CHF 13,318 million and CHF 7,996 million, respectively, which represents the net result from a range of products traded across different business activities, including the effect of the foreign currency translation of monetary assets and liabilities and including both realized and unrealized income. Unrealized income is determined from changes in fair values, using quoted prices in active markets when available, and otherwise estimated using valuation techniques.
Included in the unrealized portion of Net trading income are net losses from changes in fair value of CHF 8,284 million and CHF 2,286 million for the years ended 31 December 2006 and 31 December 2005, respectively, on financial instruments for which fair values were estimated using valuation techniques. These valuation techniques include models such as those described in previous sections, which range from relatively simple models with market-observable inputs, to those which are more complex and require the use of assumptions or estimates based on market conditions.
Net trading income is often generated from transactions involving several financial instruments or subject to hedging or other risk management techniques. This may result in different portions of the transaction being priced using different methods. In many cases, the amounts estimated using valuation techniques were offset by changes in fair value of other financial instruments or transactions, for which quoted market prices or rates were available, or on which the gain or loss has been realized. Consequently, the changes in fair value which were estimated using valuation techniques and have been recognized in profit or loss during the period represent only a portion of Net trading income.
The amount of realized income and unrealized income from changes in fair values estimated using quoted market prices, including the effect of foreign currency translation on unrealized gains or losses, was a gain of CHF 21,602 million, CHF 10,282 million and CHF 12,025 million for the years ended 31 December 2006, 31 December 2005 and 31 December 2004, respectively.
Changes in fair value estimated using valuation techniques are also recognized in net profit in situations of unrealized impairments on financial investments available-for-sale. The total of such impairment amounts recognized in Net profit was CHF 10 million for the year ended 31 December 2006, CHF 3 million for the year ended 31 December 2005 and CHF 218 million for the year ended 31 December 2004.

Financial Statements
Notes to the Financial Statements

Note 30 Fair Value of Financial Instruments and Continued Recognition of Transferred Financial Assets (cont.)
e) Transferred Financial Assets which do not Qualify for Derecognition

The following table presents details of financial assets which have been sold or otherwise transferred, but which do not qualify for derecognition. Criteria for derecognition are discussed in Note 1 a4).

	Continued asset recognition in full –
	Total assets
CHF billion	31.12.06	31.12.05

Nature of transaction

Securities lending agreements	98.9	50.5

Repurchase agreements	146.5	100.0

Other financial asset transfers	69.8	85.0

Total	315.2	235.5

The transactions are mostly conducted under standard agreements employed by financial market participants and are undertaken with counterparties subject to UBS’s normal credit risk control processes. The resulting credit exposures are controlled by daily monitoring and collateralization of the positions. The financial assets which continue to be recognized are typically transferred in exchange for cash or other financial assets. The associated liabilities can therefore be assumed to be approximately the carrying amount of the transferred financial assets.
UBS retains substantially all risks and rewards of the transferred assets in each situation of continued recognition in full. These include credit risk, settlement risk, country risk and market risk.
Repurchase agreements and securities lending agreements are discussed in Notes 1 a12) and 1 a13). Other financial asset transfers include sales of financial assets while concurrently entering into a total rate of return swap with the same counterparty and sales of financial assets involving guarantees.
Transferred financial assets which are subject to partial continued recognition were immaterial in 2006 and 2005. The carrying amounts of the partially recognized transferred financial assets are included in the table.

Note 31 Pension and Other Post-Retirement Benefit Plans

a) Defined benefit plans
The Group has established various pension plans inside and outside of Switzerland. The major plans are located in Switzerland, the UK, the US and Germany. Independent actuarial valuations are performed for the plans in these locations. The measurement date of these plans is 31 December for each year presented.
The pension funds of Atel Ltd. and some of its group companies in Switzerland and Germany are included in the disclosure up to 31 December 2005 but are not included in the 31 December 2006 disclosure since these companies were sold on 23 March 2006.
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

Swiss pension plans

The pension plan of UBS covers practically all UBS employees in Switzerland and exceeds the minimum benefit requirements under Swiss law. The Swiss plan was amended on 1 January 2007 to change the definition of retirement benefits from a final covered salary to a retirement savings approach. The pension plan provides benefits which are based on annual contributions as a percentage of salary and accrue at an interest rate that is defined annually by the plan trustees.
Contributions to the pension plan of UBS are paid by employees and the employer. The employee contributions are calculated as a percentage of covered salary and are deducted monthly. The percentages deducted from salary for full benefit coverage (including risk benefits) depend on age and vary between 1% and 10% of covered base salary and 3%
and 8% of covered bonus. The employer pays a contribution that ranges between 100% and 350%, or approximately 230%, on average, of the sum of employees’ contributions. The benefits covered include retirement benefits, disability, death and survivor pensions, and employment termination benefits.
The employer contributions expected to be made in 2007 to the Swiss pension plan are CHF 520 million. The accumulated benefit obligation (which is the current value of accrued benefits without allowance for future salary increases) for the Swiss pension plan was CHF 19,094 million as of 31 December 2006 (2005: CHF 18,863 million, 2004: CHF 18,566 million).

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
The retirement plans provide benefits in the event of retirement, death, disability or employment termination. The plans’ retirement benefits depend on age, contributions and level of compensation. The principal plans are financed in full by the Group. The employer contributions expected to be made in 2007 to these pension plans are CHF 76 million. The funding policy for these plans is consistent with local government and tax requirements.
The assumptions used in foreign plans take into account local economic conditions. The accumulated benefit obligation for these pension plans was CHF 5,142 million as of 31 December 2006 (2005: CHF 4,992 million, 2004: CHF 4,118 million). For pension plans with an accumulated benefit obligation in excess of plan assets, the aggregate projected benefit obligation and accumulated benefit obligation was CHF 4,710 million and CHF 4,683 million as of 31 December 2006 (2005: CHF 4,521 million and CHF 4,497 million, 2004: CHF 3,755 million and CHF 3,735 million). The fair value of plan assets for these plans was CHF 4,092 million as of 31 December 2006 (2005: CHF 3,789 million, 2004: CHF 3,166 million).

Financial Statements
Notes to the Financial Statements

Note 31 Pension and Other Post-Retirement Benefit Plans (continued)

a) Defined benefit plans
CHF million	Swiss			Foreign
For the year ended	31.12.06	31.12.05	31.12.04	31.12.06	31.12.05	31.12.04

Defined benefit obligation at the beginning of the year	(20,972)	(20,225)	(18,216)	(5,020)	(4,142)	(3,663)

Service cost	(347)	(353)	(345)	(76)	(82)	(83)

Interest cost	(611)	(660)	(672)	(242)	(236)	(212)

Plan participant contributions	(221)	(219)	(203)

Amendments	(125)

Actuarial gain / (loss)	(265)	(713)	(1,392)	(120)	(416)	(296)

Foreign currency translation				(84)	(280)	146

Benefits paid	723	866	910	149	144	125

Special termination benefits	(17)	(37)	(35)		(2)

Acquisitions			(272)		(6)	(159)

Settlements	329	369		186

Defined benefit obligation at the end of the year	(21,506)	(20,972)	(20,225)	(5,207)	(5,020)	(4,142)

Fair value of plan assets at the beginning of the year	20,229	18,575	17,619	4,288	3,580	3,402

Expected return on plan assets	998	925	878	283	263	248

Actuarial gain / (loss)	447	1,284	102	40	247	122

Foreign currency translation				74	253	(132)

Employer contributions	492	468	411	66	89	65

Plan participant contributions	221	219	203

Benefits paid	(723)	(866)	(910)	(149)	(144)	(125)

Acquisitions			272

Settlements	(328)	(376)

Fair value of plan assets at the end of the year	21,336	20,229	18,575	4,602	4,288	3,580

Funded status	(170)	(743)	(1,650)	(605)	(732)	(562)

Unrecognized net actuarial (gains) / losses	2,123	2,334	3,006	1,237	1,222	1,046

Unrecognized past service cost				1	1	1

Unrecognized asset	(1,953)	(1,591)	(1,356)

(Accrued) / prepaid pension cost	0	0	0	633	491	485

Movement in the net (liability) or asset

(Accrued) / prepaid pension cost at the beginning of the year				491	485	710

Net periodic pension cost	(492)	(468)	(411)	(103)	(125)	(105)

Employer contributions	492	468	411	66	89	65

Acquisitions					(6)	(159)

Settlement				170

Foreign currency translation				9	48	(26)

(Accrued) / prepaid pension cost	0	0	0	633	491	485

Amounts recognized in the balance sheet

Prepaid pension cost				815	832	805

Accrued pension liability				(182)	(341)	(320)

(Accrued) / prepaid pension cost	0	0	0	633	491	485

Note 31 Pension and Other Post-Retirement Benefit Plans (continued)

a) Defined benefit plans (continued)
CHF million	Swiss			Foreign
For the year ended	31.12.06	31.12.05	31.12.04	31.12.06	31.12.05	31.12.04

Components of net periodic pension cost

Service cost	347	353	345	76	82	83

Interest cost	611	660	672	242	236	212

Expected return on plan assets	(998)	(925)	(878)	(283)	(263)	(248)

Amortization of unrecognized past service cost	125	(3)

Amortization of unrecognized net (gains) / losses	25	101		68	68	58

Special termination benefits	17	37	35		2

Settlements		10

Increase / (decrease) of unrecognized asset	365	235	237

Net periodic pension cost	492	468	411	103	125	105

Funded and unfunded plans	Swiss
CHF million	31.12.06	31.12.05	31.12.04	31.12.03	31.12.02

Defined benefit obligation from funded plans	(21,506)	(20,972)	(20,225)	(18,216)	(19,204)

Plan assets	21,336	20,229	18,575	17,619	16,566

Surplus / (deficit)	(170)	(743)	(1,650)	(597)	(2,638)

Experience gains / (losses) on plan liabilities	(265)	(77)

Experience gains / (losses) on plan assets	447	1,284

	Foreign
CHF million	31.12.06	31.12.05	31.12.04	31.12.03	31.12.02

Defined benefit obligation from funded plans	(5,002)	(4,635)	(3,815)	(3,509)	(3,295)

Defined benefit obligation from unfunded plans	(205)	(385)	(327)	(154)	(141)

Plan assets	4,602	4,288	3,580	3,402	2,382

Surplus / (deficit)	(605)	(732)	(562)	(261)	(1,054)

Experience gains / (losses) on plan liabilities	(11)	7

Experience gains / (losses) on plan assets	40	247

	Swiss			Foreign
	31.12.06	31.12.05	31.12.04	31.12.06	31.12.05	31.12.04

Principal weighted average actuarial assumptions used (%)

Assumptions used to determine defined benefit obligations at the end of the year

Discount rate	3.0	3.0	3.3	5.2	5.0	5.5

Expected rate of salary increase	2.5	2.5	2.5	4.6	4.4	4.4

Rate of pension increase	0.8	0.8	1.0	2.1	1.9	1.9

Assumptions used to determine net periodic pension cost for the year ended

Discount rate	3.0	3.3	3.8	5.0	5.5	5.7

Expected rate of return on plan assets	5.0	5.0	5.0	6.7	7.0	7.2

Expected rate of salary increase	2.5	2.5	2.5	4.4	4.4	4.6

Rate of pension increase	0.8	1.0	1.0	1.9	1.9	1.9

Financial Statements
Notes to the Financial Statements

Note 31 Pension and Other Post-Retirement Benefit Plans (continued)

a) Defined benefit plans (continued)
	Swiss			Foreign
CHF million, exept where indicated	31.12.06	31.12.05	31.12.04	31.12.06	31.12.05	31.12.04

Expected future benefit payments

2007	976			157

2008	992			150

2009	1,013			160

2010	1,008			171

2011	1,022			183

2012–2016	5,307			1197

Plan assets (weighted average)

Actual plan asset allocation (%)

Equity instruments	41	43	43	53	52	54

Debt instruments	45	43	41	38	39	41

Real estate	11	12	12	4	4	2

Other	3	2	4	5	5	3

Total	100	100	100	100	100	100

Long-term target plan asset allocation (%)

Equity instruments	33-51	34-46	34-49	49-53	52-55	49-55

Debt instruments	31-50	30-53	30-53	37-44	44-45	44-47

Real estate	10-19	11-19	12-19	4-6	0-3	1-2

Other	0	0	0	1-5	1-2	0-6

Actual return on plan assets (%)	7.2	12.0	5.5	7.8	13.6	10.8

Additional details to fair value of plan assets

UBS financial instruments and UBS bank accounts	684	613	1,239

UBS AG shares[1]	193	225	238

Securities lent to UBS included in plan assets	7,169	2,222	3,778

Other assets used by UBS included in plan assets	69	69	73

1  The number of UBS AG shares was 2,600,417; 3,589,152; and 4,986,346 as of 31 December 2006, 31 December 2005 and 31 December 2004, respectively.

Note 31 Pension and Other Post-Retirement Benefit Plans (continued)

b) Post-retirement medical and life plans
In the US and the UK, the Group offers retiree medical benefits that contribute to the health care coverage of employees and beneficiaries after retirement. In addition to retiree medical benefits, the Group in the US also provides retiree life insurance benefits. The UK plan is closed to new entrants.
The benefit obligation in excess of fair value of plan assets for those plans amounts to CHF 219 million as of 31 December 2006 (2005: CHF 216 million, 2004: CHF 166 million) and the total accrued post-retirement cost amounts to CHF
176 million as of 31 December 2006 (2005: CHF 168 million, 2004: CHF 136 million). The net periodic post-retirement costs for the years ended 31 December 2006, 31 December 2005 and 31 December 2004 were CHF 24 million, CHF 21 million and CHF 16 million, respectively.
The employer contributions expected to be made in 2007 to the post-retirement medical and life plans are CHF 9 million. The expected future benefit payments are CHF 9 million for the years 2007 and 2008, CHF 10 million for the years 2009 and 2010, CHF 11 million for the year 2011, CHF 64 million in total for the years 2012 to 2016.

b) Post-retirement medical and life plans
CHF million	31.12.06	31.12.05	31.12.04

Post-retirement benefit obligation at the beginning of the year	(216)	(166)	(179)

Service cost	(10)	(8)	(6)

Interest cost	(11)	(11)	(9)

Plan participant contribution	(1)	0	0

Actuarial gain / (loss)	1	(17)	8

Foreign currency translation	10	(22)	12

Amendments	(1)	0	0

Benefits paid	9	8	8

Post-retirement benefit obligation at the end of the year	(219)	(216)	(166)

Fair value of plan assets at the beginning of the year	0	0	0

Employer contributions	8	8	8

Plan participant contribution	1	0	0

Benefits paid	(9)	(8)	(8)

Fair value of plan assets at the end of the year	0	0	0

	31.12.06	31.12.05	31.12.04	31.12.03	31.12.02

Defined benefit obligation	(219)	(216)	(166)	(179)	(166)

Plan asset	0	0	0	0	2

Surplus / (deficit)	(219)	(216)	(166)	(179)	(164)

Experience gains / (losses) on plan liabilities	1	(3)	0	0	0

The assumed average health care cost trend rate used in determining post-retirement benefit expense is assumed to be 11% for 2006 and to decrease to an ultimate trend rate of 5% in 2013. On a country-by-country basis, the same discount rate is used for the calculation of the post-retirement benefit obligation from medical and life plans as for the defined benefit obligations arising from pension plans.
Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one percentage point change in the assumed health care cost trend rates would change the US post-retirement benefit obligation and the service and interest cost components of the net periodic post-retirement benefit costs as follows:

CHF million	1% increase	1% decrease

Effect on total service and interest cost	4	(3)

Effect on the post-retirement benefit obligation	28	(19)

Financial Statements
Notes to the Financial Statements

Note 31 Pension and Other Post-Retirement Benefit Plans (continued)

c) Defined contribution plans

The Group also sponsors a number of defined contribution plans primarily in the UK and the US. Certain plans permit employees to make contributions and earn matching or other contributions from the Group. The contributions to these plans recognized as expense for the years ended 31 December 2006, 31 December 2005 and 31 December 2004 were CHF 229 million, CHF 184 million and CHF 187 million, respectively.

d) Related party disclosure

UBS is the principal bank for the pension fund of UBS in Switzerland. In this function, UBS is engaged to execute most of the pension fund’s banking activities. These activities also include, but are not limited to, trading and securities lending and borrowing. All transactions have been executed at arm’s length conditions.
The foreign UBS pension funds do not have a similar banking relationship with UBS, but they may hold and trade UBS shares and / or securities.
The following fees and interest have been received or paid by UBS:

	For the year ended
CHF million	31.12.06	31.12.05	31.12.04

Received by UBS

Fees	53	48	42

Paid by UBS

Interest	2	4	4

Dividends and capital repayments	33	7	7

The transaction volumes in UBS shares and other UBS securities are as follows:

	For the year ended
	31.12.06	31.12.05	31.12.04

Financial instruments bought by pension funds

UBS AG shares (in thousands of shares)	1,793	2,774	5,644

UBS financial instruments (nominal values in CHF million)	8	0	47

Financial instruments sold by pension funds or matured

UBS AG shares (in thousands of shares)	2,752	4,526	7,426

UBS financial instruments (nominal values in CHF million)	14	45	18

UBS has also leased buildings from its pension funds. The rent paid by UBS under these leases amounted to CHF 4 million in 2006, CHF 4 million in 2005 and CHF 5 million in 2004.
There were financial instruments in the amount of CHF 120 million due from UBS pension plans outstanding as of 31 December 2006 (2005: CHF 163 million, 2004: CHF 0 million). The amounts due to UBS defined benefit pension plans are contained in the additional details to the fair value of plan assets. Furthermore, UBS defined contribution plans hold 14,158,961 UBS shares with a market value of CHF 1,043 million as of 31 December 2006 (2005: 14,128,558 shares with a market value of CHF 885 million, 2004: 14,460,628 shares with a market value of CHF 691 million).

Note 32 Equity Participation and Other Compensation Plans
a) Plans offered

UBS has established several equity participation plans to further align the long-term interests of executives, managers and staff with the interests of shareholders. The plans are offered to eligible employees in approximately 50 countries and are designed to meet the complex legal, tax and regulatory requirements of each country in which they are offered. The explanations below describe the most significant plans in general, but specific plan rules may vary by country.
Equity Plus Plan (Equity Plus): This voluntary plan gives eligible employees the opportunity to purchase UBS shares at fair market value on the purchase date and generally receive at no additional cost two UBS options for each share purchased, up to a maximum annual limit. The options have a strike price equal to the fair market value of the shares on the date the option is granted and are forfeitable in certain circumstances. Share purchases can be made annually from bonus compensation and/or quarterly based on regular deductions from salary. Shares purchased under Equity Plus are restricted from sale for two years from the time of purchase, and the options granted have a two-year vesting period and generally expire ten years from the date of grant.
Discounted purchase plan: Up to and including 2005, selected employees in Switzerland were entitled to purchase a specified number of UBS shares, which must be held for a specified period of time, at a predetermined discounted price each year. No new awards are made under this plan.
Equity Ownership Plan (EOP): Selected employees receive between 10% and 45% of their performance-related compensation in UBS shares or notional UBS shares instead of cash, on a mandatory basis. Up to and including 2004, certain employees were eligible to receive a portion of their EOP award in Alternative Investment Vehicles (AIVs) or UBS options. Since 2005, options are not granted as part of EOP and awards are generally made in UBS shares, with less than
5% being made in AIVs to selected employee groups. EOP awards vest in one-third increments over a three-year vesting period. In certain circumstances, these awards are forfeitable.
Key Employee Stock Option Plan (KESOP): Key and high potential employees are granted UBS options with a strike price not less than the fair market value of the shares on the date the option is granted. One option gives the right to acquire one registered UBS share at the option’s strike price. Options generally vest in one-third increments over a three-year vesting period and generally expire ten years from the grant date. In certain circumstances, these awards are forfeitable.
Other plans: UBS sponsors a deferred compensation plan for selected eligible employees. Generally, contributions are made on a voluntary and tax deferred basis, and participants are allowed to notionally invest in AIVs (generally money market funds, UBS and non-UBS mutual funds and other UBS sponsored funds). No additional company match is granted, and the awards are generally not forfeitable. In addition, UBS also grants other compensation awards to new recruits and key employees, generally in the form of UBS shares or options.
UBS satisfies share delivery obligations under its option- based participation plans either by purchasing UBS shares in the market on grant date or shortly thereafter or through the issuance of new shares. At exercise, shares held in treasury or newly issued shares are delivered to the employee against receipt of the strike price. As of 31 December 2006, UBS was holding approximately 115 million shares in treasury and an additional 150 million unissued shares in conditional share capital which are available and can be used for future employee option exercises. The shares available cover all vested (i.e. exercisable) employee options.

Financial Statements
Notes to the Financial Statements

Note 32 Equity Participation and Other Compensation Plans (Continued)
b) UBS share awards

Movements in shares granted under various equity participation plans described in Note 32a) are as follows:

		Weighted		Weighted		Weighted
		average		average		average
	Number of	grant date	Number of	grant date	Number of	grant date
	shares	fair value	shares	fair value	shares	fair value
	31.12.06	(CHF)	31.12.05	(CHF)	31.12.04	(CHF)

Unvested, at the beginning of the year	53,725,186	46	49,273,638	40	62,767,780	38

Shares awarded during the year	26,652,070	69	27,252,100	51	23,426,812	48

Vested during the year	(22,712,566)	43	(21,991,760)	39	(35,992,996)	40

Forfeited during the year	(1,523,588)	56	(808,792)	45	(927,958)	39

Unvested, at the end of the year	56,141,102	58	53,725,186	46	49,273,638	40

UBS estimates the grant date fair value of shares awarded during the year by using the average UBS share price on the grant date as quoted on the virtX. The market value of shares vested was CHF 1,587 million, CHF 1,083 million and CHF 1,922 million for the years ended 31 December 2006, 31 December 2005 and 31 December 2004, respectively.

c) UBS option awards

Movements in options granted under various equity participation plans described in Note 32a) are as follows:

		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average
	options	exercise price	options	exercise price	options	exercise price
	31.12.06	(CHF)[1]	31.12.05	(CHF)[1]	31.12.04	(CHF)[1]

Outstanding, at the beginning of the year	181,765,090	42	201,814,708	35	218,080,052	32

Granted during the year	45,517,013	71	45,202,854	55	48,226,504	46

Exercised during the year	(47,179,386)	36	(61,303,418)	34	(58,793,918)	29

Forfeited during the year	(3,303,002)	55	(3,810,106)	45	(5,385,648)	33

Expired unexercised	(20,628)	40	(138,948)	34	(312,282)	38

Outstanding, at the end of the year	176,779,087	50	181,765,090	42	201,814,708	35

Exercisable, at the end of the year	80,312,503	36	74,788,838	35	75,882,560	33

1 Some of the options in this table have exercise prices denominated in USD which have been converted into CHF at the year-end spot exchange rate for the purposes of this table.

The weighted average share price at the time when the options were exercised during the year was CHF 71, CHF 53 and CHF 46 for the years ended 31 December 2006, 31 De-
cember 2005 and 31 December 2004, respectively. The following table provides additional information about option awards:

	31.12.06	31.12.05	31.12.04

Intrinsic value of options exercised during the year (CHF million)	1,660	1,224	960

Weighted average grant date fair value of options granted (CHF)	12	8	13

In addition, UBS received cash of CHF 1,698 million and CHF 2,018 million and an income tax benefit of CHF 153 million and CHF 217 million from the exercise of share options for the years ended 31 December 2006 and 31 December 2005, respectively.
The intrinsic value of share-based liabilities (shares and options) paid for the years ended 31 December 2006, 31 December 2005 and 31 December 2004 was CHF 177 million, CHF 87 million and CHF 669 million, respectively.

Note 32 Equity Participation and Other Compensation Plans (continued)
c) UBS option awards (continued)

The following table summarizes additional information about options outstanding and options exercisable at 31 December 2006:

	Options outstanding				Options exercisable
		Weighted		Weighted		Weighted		Weighted
		average	Aggregate	average		average	Aggregate	average
	Number of	exercise	intrinsic	remaining	Number of	exercise	intrinsic	remaining
	options	price	value (CHF /	contractual	options	price	value (CHF /	contractual
Range of exercise price per share	outstanding	(CHF / USD)	USD million)	term (years)	exercisable	(CHF / USD)	USD million)	term (years)

CHF

26.69–40.00	22,771,326	34.56	899	5.7	22,446,861	34.56	886	5.7

40.01–50.00	18,173,910	46.86	494	6.5	11,928,252	46.74	326	6.1

50.01–60.00	25,666,234	51.96	567	8.1	3,412,867	50.72	80	8.2

60.01–70.00	3,100,770	65.95	25	9.4	5,812	63.23	0	8.9

70.01–77.33	41,726,240	71.56	127	9.2	0

26.69–77.33	111,438,480	55.30	2,112	7.8	37,793,792	39.87	1,292	6.1

USD

2.25–20.00	1,196,068	13.75	56	0.6	1,196,068	13.75	56	0.6

20.01–30.00	28,759,581	23.32	1,064	4.6	28,759,581	23.32	1,064	4.6

30.01–40.00	14,070,241	36.38	337	7.3	9,199,687	35.89	225	7.2

40.01–53.50	21,314,717	43.76	353	8.1	3,363,375	42.72	59	8.1

2.25–53.50	65,340,607	32.63	1,810	6.2	42,518,711	27.31	1,404	5.3

d) Valuation

The fair value of options granted from 1 January 2005 has been determined by means of a Monte Carlo simulation. The simulation technique uses a mix of implied and historic volatility and specific employee exercise behavior patterns based on statistical data, taking into account the specific terms and conditions under which the options are granted such as the vesting period, forced exercises during the lifetime, and gain- and time-dependent exercise behavior. The expected term of each option is calculated as the probability-weighted average period of the time between grant and exercise. The term structure of volatility is derived from the implied volatilities of traded UBS options in combination with the observed long-term historic share price volatility. Dividends are assumed to grow at a 10% yearly rate over the term of the option.
The fair value of options granted during 2006 and 2005 was determined using the following assumptions:

	31.12.06
	CHF awards[1]	range low	range high

Expected volatility (%)	25.38	22.51	27.18

Risk-free interest rate (%)	2.15	1.96	2.68

Expected dividend (CHF)	2.26	1.76	2.83

Strike price (CHF)	71.19	65.13	77.33

Share price (CHF)	70.16	65.13	76.25

1 Less than 1% of awards in 2006 were granted in USD. These have been combined with CHF awards for purposes of this disclosure.

Financial Statements
Notes to the Financial Statements

Note 32 Equity Participation and Other Compensation Plans (Continued)
d) Valuation (continued)

	31.12.05
	CHF awards	range low	range high	USD awards	range low	range high

Expected volatility (%)	23.20	12.39	27.03	23.36	15.21	27.21

Risk-free interest rate (%)	2.00	0.62	2.34	4.11	1.91	4.63

Expected dividend (CHF / USD)	2.30	1.50	3.89	1.89	1.22	4.12

Strike price (CHF / USD)	52.08	48.23	63.23	44.11	39.25	48.26

Share price (CHF / USD)	51.33	48.23	63.23	43.40	39.25	48.26

The fair value of options granted during 2004 was determined using a proprietary option pricing model, similar to an American-style binomial model, using the following assumptions:

	31.12.04
	CHF awards	USD awards

Expected volatility (%)	33.66	33.45

Risk-free interest rate (%)	2.03	3.70

Expected dividend rate (%)	3.86	3.88

Strike price (CHF/USD)	47.80	37.56

Share price (CHF/USD)	47.09	37.03

Expected life (years)	5.6	5.6

The expected life was estimated on the basis of observed employee option exercise patterns. Volatility was derived from the observed long-term historic share price volatility aligned to the expected life of the option. Dividends were assumed to grow at a 10% yearly rate over the expected life of the option.

e) Compensation expense

Generally, under IFRS, for all employee share and option awards for which the underlying is UBS shares, UBS recognizes compensation expense over the requisite service period which is generally equal to the vesting period. Share and option awards typically have a three-year tiered vesting structure which means awards vest in one-third increments over that period. The total share-based compensation expense recognized for the years ended 31 December 2006, 31 December 2005 and 31 December 2004 was CHF 2,188 million, CHF 1,662 million and CHF 1,406 million, respectively. The total income taxes recognized in the income statement in relation to these expenses were a benefit of CHF 491 mil-, lion, CHF 431 million and CHF 64 million for the years ended 31 December 2006, 31 December 2005 and 31 December 2004, respectively. For the years ended 31 December 2006, 31 December 2005 and 31 December 2004, the compensation expense recognized for share-based payments was primarily related to equity settled plans.
At 31 December 2006, total compensation expense related to nonvested awards not yet recognized in the income statement is CHF 1,679 million, which is expected to be recognized in Personnel expenses over a weighted average period of 1.7 years.

Note 33 Related Parties

The Group defines related parties as associated companies, post-employment benefit plans for the benefit of UBS employees, key management personnel, close family members of key management personnel and enterprises which are, directly or indirectly, controlled by, jointly controlled by or significantly influenced by or in which significant voting power resides with key management personnel or their close family members. Key management personnel is defined as members of the Board of Directors (BoD) and Group Executive Board (GEB). This definition is based on the requirements of IAS 24 Related Party Disclosures and the “Directive on Information Relating to Corporate Governance” issued by the SWX Swiss Exchange.

a) Remuneration of key management personnel

The executive members of the BoD have top management employment contracts and receive pension benefits upon retirement. Total remuneration of the executive members of the BoD and GEB is as follows:

	For the year ended
CHF million	31.12.06	31.12.05	31.12.04

Base salaries and other cash payments	16	15	15

Incentive awards – cash	107	90	70

Employer’s contributions to retirement benefit plans	1	1	1

Benefits in kind, fringe benefits (at market value)	2	3	2

Equity compensation benefits[1]	121	114	103

Total	247	223	191

1 Expense for shares and options granted is measured at grant date and allocated over the vesting period, generally 3 years for options and 5 years for shares.

The non-executive members of the BoD do not have employment or service contracts with UBS, and thus are not entitled to benefits upon termination of their service on the BoD. Payments to these individuals for their services as external board members amounted to CHF 5.9 million in 2006, CHF 6.1 million in 2005 and CHF 5.7 million in 2004.

b) Equity holdings
	31.12.06	31.12.05	31.12.04

Number of stock options from equity participation plans held by executive members of the BoD and the GEB	10,886,798	10,862,250	12,009,994

Number of shares held by members of the BoD, GEB and parties closely linked to them	7,974,724	8,713,984	7,013,220

Of the share totals above, at 31 December 2006 and 31 December 2005, respectively, 7,146 shares and 6,538 shares were held by close family members of key management personnel and 2,200,000 shares and 2,486,060 shares were held by enterprises which are directly or indirectly controlled by, jointly controlled by or significantly influenced by or in which significant voting power resides with key management personnel or their close family members. Further information about UBS’s equity participation plans can be found in Note 32. No member of the BoD or GEB is the beneficial owner of more than 1% of the Group’s shares at 31 December 2006.

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

Movements in the loan, advances and mortgage balances are as follows:

CHF million	31.12.06	31.12.06

Balance at the beginning of the year	21	16

Additions	1	7

Reductions	(3)	(2)

Balance at the end of the year	19	21

No unsecured loans were granted to key management personnel as of 31 December 2006 and 31 December 2005.

d) Associated companies

Movements in loans to associated companies are as follows:

CHF million	31.12.06	31.12.05

Balance at the beginning of the year	321	83

Additions	116	267

Reductions	(48)	(26)

Credit loss (expense) / recovery	1	(3)

Foreign currency translation	(15)	0

Balance at the end of the year	375	321

All loans to associated companies are transacted at arm’s length. Of the balances above, the amount of unsecured loans amounted to CHF 177 million and CHF 82 million at 31 December 2006 and 31 December 2005, respectively.

Other transactions with associated companies transacted at arm’s length are as follows:

	For the year ended or as of
CHF million	31.12.06	31.12.05	31.12.04

Payments to associates for goods and services received	58	397	248

Fees received for services provided to associates	79	258	180

Commitments and contingent liabilities to associates	32	39

Note 35 provides a list of significant associates.

Note 33 Related Parties (continued)

e) Other related party transactions
During 2006 and 2005, UBS entered into transactions at arm’s length with enterprises which are directly or indirectly controlled by, jointly controlled by or significantly influenced by or in which significant voting power resides with key management personnel or their close family members. In 2006 and 2005 these companies included BMW Group (Germany), Kedge Capital Funds Ltd. (Jersey), Löwenfeld AG (Switzerland), Royal Dutch Shell plc (UK), Seromer Biotech SA (Switzerland, previously Bertarelli Biotech SA), Serono Group (Switzerland), Stadler Rail Group (Switzerland), Team Alinghi (Switzerland), and Unisys Corporation (USA). Related parties in 2006 also included Aebi + Co. AG (Switzerland), Bertarelli Family (Switzerland), DKSH Holding AG (Switzerland), Kedge Capital Selected Funds Ltd. (Jersey), Lista AG (Switzerland), Martown Trading Ltd. (Isle of Man) and Team Alinghi (Spain).

Movements in loans to other related parties are as follows:

CHF million	31.12.06	31.12.05

Balance at the beginning of the year	919	294

Additions	34	628

Reductions	81	3

Loan at the end of the year[1]	872	919

1 In 2006 includes loans, guarantees and contingent liabilities of CHF 128 million and unused committed facilities of CHF 744 million but excludes unused uncommitted working capital facilities and unused guarantees of CHF 173 million. In 2005 includes loans, guarantees and contingent liabilities of CHF 116 million and unused committed facilities of CHF 804 million but excludes unused uncommitted working capital facilities and unused guarantees of CHF 52 million.

Other transactions with these related parties include:

	For the year ended
CHF million	31.12.06	31.12.05	31.12.04

Goods sold and services provided to UBS	8	15	34

Fees received for services provided by UBS	8	1	10

As part of its sponsorship of Team Alinghi, defender for the “America’s Cup 2007”, UBS paid CHF 8.7 million (EUR 5.4 million) in sponsoring fees for 2006. Team Alinghi’s controlling shareholder is UBS board member Ernesto Bertarelli.

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

Note 34 Post-Balance Sheet Events

There have been no material post-balance sheet events which would require disclosure or adjustment to the 31 December 2006 Financial Statements.

The closing of the acquisition of McDonald Investments’ Branch Network and the announcement of the acquisition of Standard Chartered’s mutual funds management business in 2007 are discussed in Note 37.
On 8 March 2007, the Board of Directors reviewed the Financial Statements and authorized them for issue. These Financial Statements will be submitted to the Annual General Meeting of Shareholders to be held on 18 April 2007 for approval.

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

Where, usually due to local legal, tax or regulatory rules or due to additional legal entities joining the UBS Group via acquisition, it is either not possible or not efficient to operate out of the Parent Bank, then local subsidiary companies host the businesses. The significant operating subsidiary companies in the Group are listed below:

Significant subsidiaries
				Share		Equity
	Jurisdiction			capital		interest
Company	of incorporation	Business Group[1]		in millions		accumulated in %

Banco UBS Pactual S.A.	Rio de Janeiro, Brazil	IB	BRL	296.7		100.0

Banco UBS S.A.	Rio de Janeiro, Brazil	IB	BRL	52.9		100.0

Crédit Industriel Société Anonyme in Liquidation	Zurich, Switzerland	Global WM&BB	CHF	0.1		100.0

Dillon Read Capital Management (Singapore) Pte. Ltd.	Singapore, Singapore	Global AM	USD	8.6		100.0

Dillon Read Capital Management (UK) Ltd	London, Great Britain	Global AM	GBP	18.0		100.0

Dillon Read Capital Management LLC	Delaware, USA	Global AM	USD	12.5		100.0

Dillon Read Solutions Pte. Ltd.	Singapore, Singapore	Global AM	USD	1.1		100.0

Noriba Bank BSC	Manama, Bahrain	Global WM&BB	USD	10.0		100.0

OOO UBS Bank	Moscow, Russia	IB	RUB	1,250.0		100.0

PT UBS Securities Indonesia	Jakarta, Indonesia	IB	IDR	100,000.0		98.4

Thesaurus Continentale Effekten	Zurich, Switzerland	Global WM&BB	CHF	0.1		100.0

UBS (Bahamas) Ltd.	Nassau, Bahamas	Global WM&BB	USD	4.0		100.0

UBS (France) S.A.	Paris, France	Global WM&BB	EUR	25.7		100.0

UBS (Grand Cayman) Limited	George Town, Cayman Islands	IB	USD	25.0		100.0

UBS (Italia) S.p.A.	Milan, Italy	Global WM&BB	EUR	60.0		100.0

UBS (Luxembourg) S.A.	Luxembourg, Luxembourg	Global WM&BB	CHF	150.0		100.0

UBS (Monaco) S.A.	Monte Carlo, Monaco	Global WM&BB	EUR	9.2		100.0

UBS Advisory and Capital Markets Australia Ltd	Sydney, Australia	IB	AUD	580.8	[2]	100.0

UBS Alternative and Quantitative Investments LLC	Delaware, USA	Global AM	USD	0.1		100.0

UBS Americas Inc	Delaware, USA	IB	USD	0.0		100.0

UBS Asesores SA	Panama, Panama	Global WM&BB	USD	0.0		100.0

UBS Bank (Canada)	Toronto, Canada	Global WM&BB	CAD	8.5		100.0

UBS Bank USA	Utah, USA	Global WM&BB	USD	1,700.0		100.0

UBS Belgium SA/NV	Brussels, Belgium	Global WM&BB	EUR	23.0		100.0

UBS Capital (Jersey) Ltd	St. Helier, Jersey	IB	GBP	181.0		100.0

UBS Capital AG	Zurich, Switzerland	IB	CHF	5.0		100.0

UBS Capital B.V.	Amsterdam, the Netherlands	IB	EUR	78.8	[2]	100.0

UBS Card Center AG	Glattbrugg, Switzerland	Global WM&BB	CHF	0.1		100.0

UBS Clearing and Execution Services Limited	London, Great Britain	IB	USD	50.0		100.0

UBS Commodities Canada Ltd.	Toronto, Canada	IB	USD	11.3		100.0

UBS Corporate Finance Italia SpA	Milan, Italy	IB	EUR	1.9		100.0

UBS Derivatives Hong Kong Limited	Hong Kong, China	IB	HKD	60.0		100.0

UBS Deutschland AG	Frankfurt am Main, Germany	Global WM&BB	EUR	176.0		100.0

UBS Employee Benefits Trust Limited	St. Helier, Jersey	CC	GBP	0.0		100.0

UBS Energy LLC	Delaware, USA	IB	USD	0.0		100.0

UBS España, S.A.	Madrid, Spain	Global WM&BB	EUR	72.2		100.0

UBS Factoring AG	Zurich, Switzerland	Global WM&BB	CHF	5.0		100.0

1 Global WM&BB: Global Wealth Management & Business Banking, Global AM: Global Asset Management, IB: Investment Bank, CC: Corporate Center.  2 Share capital and share premium.

Note 35 Significant Subsidiaries and Associates (continued)

Significant subsidiaries (continued)
				Share		Equity
	Jurisdiction			capital		interest
Company	of incorporation	Business Group[1]		in millions		accumulated in %

UBS Fiduciaria S.p.A.	Milan, Italy	Global WM&BB	EUR	0.2		100.0

UBS Fiduciary Trust Company	New Jersey, USA	Global WM&BB	USD	4.4	[2]	100.0

UBS Finance (Cayman Islands) Ltd.	George Town, Cayman Islands	CC	USD	0.5		100.0

UBS Finance (Curação) N.V.	Willemstad, Netherlands Antilles	CC	USD	0.1		100.0

UBS Finance (Delaware) LLC	Delaware, USA	IB	USD	37.3	[2]	100.0

UBS Financial Services Inc.	Delaware, USA	Global WM&BB	USD	2,005.8	[2]	100.0

UBS Financial Services Incorporated of Puerto Rico	Hato Rey, Puerto Rico	Global WM&BB	USD	31.0	[2]	100.0

UBS Fund Advisor, L.L.C.	Delaware, USA	Global WM&BB	USD	0.0		100.0

UBS Fund Holding (Luxembourg) S.A.	Luxembourg, Luxembourg	Global AM	CHF	42.0		100.0

UBS Fund Holding (Switzerland) AG	Basel, Switzerland	Global AM	CHF	18.0		100.0

UBS Fund Management (Switzerland) AG	Basel, Switzerland	Global AM	CHF	1.0		100.0

UBS Fund Services (Cayman) Ltd	George Town, Cayman Islands	Global AM	USD	5.6		100.0

UBS Fund Services (Ireland) Limited	Dublin, Ireland	Global AM	EUR	1.3		100.0

UBS Fund Services (Luxembourg) SA	Luxembourg, Luxembourg	Global AM	CHF	2.5		100.0

UBS Futures Singapore Ltd.	Singapore, Singapore	IB	USD	39.8	[2]	100.0

UBS Global Asset Management (Americas) Inc	Delaware, USA	Global AM	USD	0.0		100.0

UBS Global Asset Management (Australia) Ltd	Sydney, Australia	Global AM	AUD	8.0		100.0

UBS Global Asset Management (Canada) Co	Toronto, Canada	Global AM	CAD	117.0		100.0

UBS Global Asset Management (Deutschland) GmbH	Frankfurt am Main, Germany	Global AM	EUR	7.7		100.0

UBS Global Asset Management (France) S.A.	Paris, France	Global WM&BB	EUR	2.1		100.0

UBS Global Asset Management (Hong Kong) Limited	Hong Kong, China	Global AM	HKD	25.0		100.0

UBS Global Asset Management (Italia) SIM SpA	Milan, Italy	Global AM	EUR	2.0		100.0

UBS Global Asset Management (Japan) Ltd	Tokyo, Japan	Global AM	JPY	2,200.0		100.0

UBS Global Asset Management (Singapore) Ltd	Singapore, Singapore	Global AM	SGD	4.0		100.0

UBS Global Asset Management (Taiwan) Ltd	Taipei, Taiwan	Global AM	TWD	340.0		100.0

UBS Global Asset Management (US) Inc	Delaware, USA	Global AM	USD	35.2	[2]	100.0

UBS Global Asset Management Holding Ltd	London, Great Britain	Global AM	GBP	48.0		100.0

UBS Global Life AG	Vaduz, Liechtenstein	Global WM&BB	CHF	5.0		100.0

UBS Global Trust Corporation	St. John, Canada	Global WM&BB	CAD	0.1		100.0

UBS International Holdings B.V.	Amsterdam, the Netherlands	CC	EUR	6.8		100.0

UBS International Inc.	New York, USA	Global WM&BB	USD	44.3	[2]	100.0

UBS International Life Limited	Dublin, Ireland	Global WM&BB	EUR	1.0		100.0

UBS Investment Management Canada Inc.	Toronto, Canada	Global WM&BB	CAD	0.0		100.0

UBS Italia SIM SpA	Milan, Italy	IB	EUR	15.1		100.0

UBS Leasing AG	Zurich, Switzerland	Global WM&BB	CHF	10.0		100.0

UBS Life AG	Zurich, Switzerland	Global WM&BB	CHF	25.0		100.0

UBS Life Insurance Company USA	California, USA	Global WM&BB	USD	39.3	[2]	100.0

UBS Limited	London, Great Britain	IB	GBP	29.4		100.0

UBS Loan Finance LLC	Delaware, USA	IB	USD	16.7		100.0

UBS Menkul Degerler AS	Istanbul, Turkey	IB	TRY	0.4		100.0

UBS Mortgage Holdings LLC	Delaware, USA	Global WM&BB	USD	0.0		100.0

UBS New Zealand Limited	Auckland, New Zealand	IB	NZD	7.5		100.0

UBS O’Connor LLC	Delaware, USA	Global AM	USD	1.0		100.0

UBS Pactual Asset Management S.A. DTVM	Rio de Janeiro, Brazil	Global AM	BRL	53.9		100.0

UBS Portfolio LLC	Delaware, USA	IB	USD	0.1		100.0

UBS Preferred Funding Company LLC I	Delaware, USA	CC	USD	0.0		100.0

UBS Preferred Funding Company LLC II	Delaware, USA	CC	USD	0.0		100.0

UBS Preferred Funding Company LLC IV	Delaware, USA	CC	USD	0.0		100.0

1 Global WM&BB: Global Wealth Management & Business Banking, Global AM: Global Asset Management, IB: Investment Bank, CC: Corporate Center.  2 Share capital and share premium.

Financial Statements
Notes to the Financial Statements

Note 35 Significant Subsidiaries and Associates (continued)

Significant subsidiaries (continued)
				Share		Equity
	Jurisdiction			capital		interest
Company	of incorporation	Business Group[1]		in millions		accumulated in %

UBS Principal Finance LLC	Delaware, USA	IB	USD	0.1		100.0

UBS Real Estate Investments Inc	Delaware, USA	Global AM	USD	0.0		100.0

UBS Real Estate Kapitalanlagegesellschaft mbH	Munich, Germany	Global AM	EUR	7.5		51.0

UBS Real Estate Securities Inc	Delaware, USA	IB	USD	0.4	[2]	100.0

UBS Realty Investors LLC	Massachusetts, USA	Global AM	USD	9.3		100.0

UBS Sauerborn Private Equity Komplementär GmbH	Bad Homburg, Germany	Global WM&BB	EUR	0.0		100.0

UBS Securities (Thailand) Ltd	Bangkok, Thailand	IB	THB	400.0		100.0

UBS Securities Asia Limited	Hong Kong, China	IB	HKD	20.0		100.0

UBS Securities Australia Ltd	Sydney, Australia	IB	AUD	209.8	[2]	100.0

UBS Securities Canada Inc	Toronto, Canada	IB	CAD	10.0		100.0

UBS Securities España Sociedad de Valores SA	Madrid, Spain	IB	EUR	15.0		100.0

UBS Securities France S.A.	Paris, France	IB	EUR	22.9		100.0

UBS Securities Hong Kong Limited	Hong Kong, China	IB	HKD	230.0		100.0

UBS Securities India Private Limited	Mumbai, India	IB	INR	237.8		75.0

UBS Securities International Limited	London, Great Britain	IB	GBP	18.0		100.0

UBS Securities Japan Ltd	George Town, Cayman Islands	IB	JPY	60,000.0		100.0

UBS Securities Limited	London, Great Britain	IB	GBP	140.0		100.0

UBS Securities LLC	Delaware, USA	IB	USD	2,455.6	[2]	100.0

UBS Securities Malaysia Sdn. Bhd.	Kuala Lumpur, Malaysia	IB	MYR	75.0		100.0

UBS Securities Philippines Inc	Makati City, Philippines	IB	PHP	190.0		100.0

UBS Securities Pte. Ltd.	Singapore, Singapore	IB	SGD	311.5		100.0

UBS Securities Pte. Ltd. Seoul Branch	Seoul, South Korea	IB	KRW	150,000.0		100.0

UBS Services USA LLC	Delaware, USA	Global WM&BB	USD	0.0		100.0

UBS South Africa (Proprietary) Limited	Sandton, South Africa	IB	ZAR	87.1	[2]	100.0

UBS Swiss Financial Advisers AG	Zurich, Switzerland	Global WM&BB	CHF	1.5		100.0

UBS Trust Company National Association	New York, USA	Global WM&BB	USD	5.0	[2]	100.0

UBS Trustees (Bahamas) Ltd	Nassau, Bahamas	Global WM&BB	USD	2.0		100.0

UBS Trustees (Cayman) Ltd	George Town, Cayman Islands	Global WM&BB	USD	2.0		100.0

UBS Trustees (Jersey) Ltd.	St. Helier, Jersey	Global WM&BB	GBP	0.0		100.0

UBS Trustees (Singapore) Ltd	Singapore, Singapore	Global WM&BB	SGD	3.3		100.0

UBS UK Holding Limited	London, Great Britain	IB	GBP	5.0		100.0

UBS UK Properties Limited	London, Great Britain	IB	GBP	100.0		100.0

UBS Wealth Management (UK) Ltd	London, Great Britain	Global WM&BB	GBP	2.5		100.0

UBS Wealth Management Australia Ltd	Melbourne, Australia	Global WM&BB	AUD	53.9		100.0

1 Global WM&BB: Global Wealth Management & Business Banking, Global AM: Global Asset Management, IB: Investment Bank, CC: Corporate Center.  2 Share capital and share premium.

Note 35 Significant Subsidiaries and Associates (continued)

Consolidated companies: changes in 2006
Significant new companies

Banco UBS Pactual S.A. – Rio de Janeiro, Brazil

Dillon Read Capital Management (Singapore) Pte. Ltd. – Singapore, Singapore

Dillon Read Capital Management (UK) Ltd – London, Great Britain

Dillon Read Capital Management LLC – Delaware, USA

Dillon Read Solutions Pte. Ltd. – Singapore, Singapore

OOO UBS Bank – Moscow, Russia

UBS Clearing and Execution Services Limited – London, Great Britain

UBS Futures Singapore Ltd. – Singapore, Singapore

UBS Menkul Degerler AS – Instanbul, Turkey

UBS Pactual Asset Management S.A. DTVM – Rio de Janeiro, Brazil

UBS Sauerborn Private Equity Komplementär GmbH – Bad Homburg, Germany

Deconsolidated companies
Significant deconsolidated companies	Reason for deconsolidation

Aare-Tessin AG für Elektrizität – Olten, Switzerland	Sold

Atel Energia S.r.l. – Milan, Italy	Sold

Atel Installationstechnik AG – Olten, Switzerland	Sold

Entrade GmbH – Schaffhausen, Switzerland	Sold

Etra SIM SpA – Milan, Italy	Merged

GAH Beteiligungs AG – Heidelberg, Germany	Sold

Motor-Columbus AG – Baden, Switzerland	Sold

Società Elettrica Sopracenerina SA – Locarno, Switzerland	Sold

UBS (Trust and Banking) Limited – Tokyo, Japan	Liquidated

UBS Capital II LLC – Delaware, USA	Liquidated

UBS Preferred Funding Company LLC III – Delaware, USA	Liquidated

Significant associates
		Equity interest		Share capital
Company	Industry	in %		in millions

SIS Swiss Financial Services Group AG – Zurich, Switzerland	Financial	32.9		CHF	26

Telekurs Holding AG – Zurich, Switzerland	Financial	33.3		CHF	45

UBS Alpha Select – George Town, Cayman Islands	Private Investment Company	37.4		USD	896	[1]

UBS Alpha Hedge Fund – George Town, Cayman Islands	Private Investment Company	21.8		USD	427	[1]

UBS Currency Portfolio Ltd – George Town, Cayman Islands	Private Investment Company	29.9		USD	517	[1]

ATR Acquisition LLC – Texas, USA	Manufacturing	24.2		USD	314

Waterside Plaza Holdings LLC – Delaware, USA	Real Estate	50.0		USD	119

A&Q Select Funds – Euro Limited – George Town, Cayman Islands	Private Investment Company	22.0		USD	316	[1]

Williamsburg Edge LLC – Delaware, USA	Real Estate	50.0		USD	78

Dillon Read Financial Products Trading Ltd – George Town, Cayman Islands	Private Investment Company	7.1	[2]	USD	542

1 For hedge funds net asset value instead of share capital.  2 UBS has significant influence even though it holds less than 20% of the voting power of the entity.

Financial Statements
Notes to the Financial Statements

Note 36 Invested Assets and Net New Money

Invested assets include all client assets managed by or deposited with UBS for investment purposes. Invested assets include, for example, managed fund assets, managed institutional assets, discretionary and advisory wealth management portfolios, fiduciary deposits, time deposits, savings accounts and wealth management securities or brokerage accounts. All assets held for purely transactional purposes and custody-only assets, including corporate client assets held for cash management and transactional purposes, are excluded from invested assets as the Group only administers the assets and does not offer advice on how the assets should be invested. Also excluded are non-bankable assets (e.g. art collections) and deposits from third-party banks for funding or trading purposes.

Discretionary assets are defined as those where UBS decides how a client’s assets are invested. Other invested assets are those where the client ultimately decides how the assets are invested. When a single product is created in one Business Group and sold in another, it is counted in both the Business Group that manages the investment and the one that distributes it. This results in double counting within UBS total invested assets, as both Business Groups are providing a service independently to their respective clients, and both add value and generate revenue.

Net new money in a period is the net amount of invested assets that are entrusted to UBS by new and existing clients less those withdrawn by existing clients and clients who terminate their relationship with UBS. Net new money is calculated using the direct method, by which in and outflows to/from invested assets are determined at the client level based on transactions. Interest expenses paid by clients on their loans are treated as net new money outflows. Interest and dividend income from invested assets is not counted as net new money inflow. Market and currency movements as well as fees and commissions are excluded from net new money, as are the effects resulting from any acquisition or divestment of a UBS subsidiary or business. Reclassifications between invested assets and client assets as a result of a change in the service level delivered are treated as net new money flows.

	As of or for the year ended
CHF billion	31.12.06	31.12.05

Fund assets managed by UBS	439	390

Discretionary assets	849	716

Other invested assets	1,701	1,546

Total invested assets (double counts included)	2,989	2,652

thereof double count	371	332

thereof acquisitions (divestments)	81.1	(93.9)

Net new money (double counts included)	151.7	148.5

Note 37 Business Combinations

Business combinations completed in 2006
During 2006, UBS completed several acquisitions that were accounted for as business combinations. The acquisition of Banco Pactual S.A. was individually significant to the Financial Statements and is therefore presented separately in this note. The other acquisitions are presented in aggregate per business group.

Banco Pactual S.A.
On 1 December 2006, UBS completed the acquisition of Brazilian bank Banco Pactual S.A. The bank was merged with UBS’s Brazilian business, and both are now operating under the name UBS Pactual. The cost of the business combination is estimated at USD 2,194 million (CHF 2,677 million) but is still subject to final determination. Of the total consideration, USD 971 million (CHF 1,164 million) was paid on 1 December 2006 in cash. The residual payment of up to USD 1.6 billion (CHF 1.9 billion) is subject to certain performance conditions and is due on 30 June 2011. The purchase price allocation is preliminary and will be finalized in 2007. The preliminary allocation shows the booking of net assets of USD 376 million (CHF 459 million), intangible assets of USD 830 million (CHF 1,013 million) and goodwill of USD 988 million (CHF 1,205 million). Identified intangible assets include client relationships, non-compete agreements, favorable contracts, investment banking pipeline, proprietary software, trademarks and trade names, with an economic useful life from 1 to 20 years. UBS Pactual offers a broad range of services in investment banking, asset management and wealth management. It has offices in São Paolo, Rio de Janeiro, Belo Horizonte and Recife.

The residual payment obligation is reflected on UBS’s balance sheet in Other liabilities and is measured at its present value (USD 1,223 million on acquisition date). It had no effect on the Statement of Cash Flows for the year ended 31 December 2006.

		Step-up to
CHF million	Book value	fair value	Fair value

Assets

Intangible assets	0	1,013	1,013

Property and equipment	9	0	9

Deferred tax assets	16	0	16

Goodwill	0	1,205	1,205

All other assets	11,877	0	11,877

Total assets	11,902	2,218	14,120

Liabilities

Provisions	52	0	52

Deferred tax liabilities	28	0	28

All other liabilities	11,363	0	11,363

Total liabilities	11,443	0	11,443

Net assets	459	2,218	2,677

Total liabilities and equity	11,902	2,218	14,120

On the acquisition date, intangible assets and goodwill were allocated to the Business Groups as follows:

	Global Wealth
	Management &	Investment	Global Asset
CHF million	Business Banking	Bank	Management	Total

Assets

Intangible assets	176	349	488	1,013

Goodwill	50	962	193	1,205

Since the acquisition date, UBS Pactual contributed revenues of CHF 102 million to UBS’s results, and an after-tax profit of CHF 28 million after acquisition costs (retention payments and amortization of intangible assets) but excluding finance costs.

Financial Statements
Notes to the Financial Statements

Note 37 Business Combinations (continued)

Investment Bank
ABN AMRO’s Global Futures and Options Business
On 30 September 2006, UBS acquired the global futures and options business of ABN AMRO for USD 704 million (CHF 880 million) in cash. The ABN AMRO futures and options business provides clearing and execution services on a global basis. The acquired business has been integrated into the Prime Services business within the Equities business of the

Investment Bank. The purchase price was allocated to net assets of USD 362 million (CHF 452 million) and intangible assets of USD 108 million (CHF 134 million). The difference of USD 234 million (CHF 294 million) from the purchase price was recognized as goodwill. The acquired business contributed CHF 7 million to UBS’s net profit since the date of acquisition.

		Step-up to
CHF million	Book value	fair value	Fair value

Assets

Intangible assets	0	134	134

Property and equipment	13	0	13

Financial investments available-for-sale	26	54	80

Goodwill	0	294	294

All other assets	11,942	0	11,942

Total assets	11,981	482	12,463

Liabilities

Provisions	0	9	9

All other liabilities	11,574	0	11,574

Total liabilities	11,574	9	11,583

Net assets	407	473	880

Total liabilities and equity	11,981	482	12,463

Note 37 Business Combinations (continued)

Global Wealth Management & Business Banking

Piper Jaffray Companies’ Private Client Services Branch Network

On 11 August 2006, UBS completed the acquisition of Piper Jaffray Companies’ Private Client Services branch network. The cost of the business combination consisted of USD 500 million (CHF 616 million) for the business operations and of USD 227 million (CHF 280 million) for the loans to customers portfolio, resulting in a total cash consideration paid of USD 727 million (CHF 896 million). The purchase price was allocated to net assets of USD 236 million (CHF 291 million) and intangible assets of USD 120 million (CHF 148 million) representing client relationships. The difference of USD 371 million (CHF 457 million) from the purchase price was recognized as goodwill. The purchase price allocation and cost of the business combination is in the process of being finalized. Approximately 90 Piper
Jaffray wealth management offices, mainly located in the Midwest and Western United States, serving 190,000 households, will be renamed and integrated into Wealth Management US. UBS has retained approximately 700 of Piper Jaffray’s financial advisors, which corresponds to approximately 80% of the advisors before the acquisition. The acquisition is expected to benefit Wealth Management US’s existing business by expanding the presence in the regions where the acquired branches are located.

Dolfi

On 2 March 2006, UBS acquired Dolfi Finance SAS, a small wealth management firm based in Strasbourg, France, as well as certain assets from Mr. Dolfi. The company, established 18 years ago, serves clients in the North Eastern part of France and had more than EUR 600 million of invested assets on the acquisition date. The acquisition complements UBS’s existing wealth management business in France.

		Step-up to
CHF million	Book value	fair value	Fair value

Assets

Intangible assets	0	158	158

Property and equipment	16	(4)	12

Financial investments available-for-sale	1	0	1

Goodwill	0	479	479

All other assets	291	0	291

Total assets	308	633	941

Liabilities

Provisions	0	8	8

Deferred tax liabilities	0	3	3

All other liabilities	2	4	6

Total liabilities	2	15	17

Net assets	306	618	924

Total liabilities and equity	308	633	941

Financial Statements
Notes to the Financial Statements

Note 37 Business Combinations (continued)

Acquisitions of minority interests of subsidiaries in 2006

UBS Bunting Limited

On 28 March 2006, UBS acquired the 50% minority interest in its Canadian institutional securities subsidiary, UBS Bunting Limited. The purchase price consists of a combination of cash and UBS shares and has been estimated at CAD 163 million (approximately CHF 182 million). Approximately CAD 23 million (CHF 26 million) of the consideration is linked to the performance of the acquired business in 2006 and 2007 and may be reduced if agreed revenue targets are not achieved. The difference between the purchase price and the carrying value of the acquired minority interest of CAD 116 million (CHF 129 million) was reflected in Equity. Through this transaction UBS now wholly owns the Investment Bank’s operations in Canada, which continue to operate under the same leadership team as before this transaction.

Business combinations announced but not yet completed

Beijing Securities Ltd.

In April 2006 UBS entered into a commitment to acquire the restructured activities of Beijing Securities, a Chinese brokerage and securities firm. Under the terms of the transaction, a new company, UBS Securities Co. Limited emerges, in which UBS is expected to have a 20% capital stake and obtain management and operational control. The cost of the business combination including capital contributions and transaction costs is expected to be approximately CHF 278 million (RMB 1.8 billion).
UBS Securities Co. Limited will operate in China on the basis of a comprehensive set of domestic securities licences offering corporate finance, equities, fixed income, wealth management and asset management service.
On 11 December 2006, UBS Securities Co. Limited was officially established following the registration of the business. The closing of the transaction, which is subject to final regulatory approval, is expected during first half 2007.

Business combinations completed in 2005

During 2005, UBS completed several acquisitions that were accounted for as business combinations. None of the acquisitions was individually significant to the Financial Statements, and therefore they are presented in aggregate by Business Group for Financial Businesses and Industrial Holdings.

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

Etra

Effective 31 May 2005, UBS acquired Etra, an independent Italian financial intermediary firm, for an aggregate consideration of approximately CHF 26 million. Etra serves wealthy private and institutional clients in Italy and manages approximately EUR 400 million of client assets with 20 staff. The operations were subsequently integrated into UBS’s Italian wealth management unit.

Dresdner Bank Lateinamerika

On 29 April 2005, UBS acquired wealth management operations from Dresdner Bank Lateinamerika (DBLA) located in Hamburg, New York, Miami, Zurich and the Bahamas. The Hamburg activities represent approximately two thirds of DBLA’s acquired business, while the remainder is spread over the other four locations. On 31 December 2005, the cost of the acquisition was approximately CHF 136 million, and resulted in the recognition of goodwill of approximately CHF 133 million. In 2006, additional goodwill of CHF 39 million resulted from an adjustment to the purchase price. The acquired business covers all important Latin American markets and strengthens UBS’s position as a provider of wealth management services for clients in that region.

Global Asset Management – Siemens Real Estate Funds

Effective 1 April 2005, UBS expanded its asset management activities in Germany by acquiring a 51% stake in the real estate investment management business of Siemens Kapitalanlagegesellschaft mbH (SKAG), a subsidiary of Siemens AG, the German engineering conglomerate. The purchase price was CHF 67 million, allocated to identified net assets at fair value of approximately CHF 10 million and goodwill of approximately CHF 57 million. The business comprises three open-end real estate funds with a total fund volume of approximately EUR 2 billion (as of 31 December 2004) and has been integrated into the global real estate business, giving it access to Global Asset Management’s established distribution network. The business was renamed UBS Real Estate Kapitalanlagegesellschaft mbH.

Note 37 Business Combinations (continued)

Investment Bank – Prediction

On 11 November 2005, UBS acquired the remaining 68.3% of Prediction LLC (Prediction), a financial engineering and trading software company located in Santa Fe, New Mexico, USA. UBS has owned a 31.7% minority stake in the company since 2000. The purchase is in line with UBS’s focus on technology and allows continuous operation and development of Prediction’s automated trading systems. Furthermore, UBS secures the know-how available at Prediction and the opportunity to leverage it across UBS. The purchase price of approximately CHF 84 million was primarily allocated to intangible assets valued at approximately CHF 26 million and goodwill of approximately CHF 51 million. Details of assets and liabilities recognized from the acquisitions made by the Financial Businesses in 2005 are as follows:

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
On 20 December 2005, Motor-Columbus also acquired Moravske Teplarny a.s., a power generator in the Czech Republic, for approximately CHF 108 million. The purchase price was predominantly allocated to the power station and fair value of net assets acquired was equal to the purchase price. No goodwill was recognized in this acquisition. Motor-Columbus was sold on 23 March 2006. See Note 38 Discontinued Operations for details.

Details of assets and liabilities recognized from these two acquisitions in 2005 are as follows (on the next page):

Financial Statements
Notes to the Financial Statements

Note 37 Business Combinations (continued)

		Step-up to fair
CHF million	Book value	value	Fair value

Assets

Property and equipment	97	14	111

Deferred tax assets	0	2	2

Goodwill	0	4	4

All other assets	15	0	15

Total assets	112	20	132

Liabilities

Provisions	1	0	1

Deferred tax liabilities	6	5	11

All other liabilities	6	(4)	2

Total liabilities	13	1	14

Net assets	99	19	118

Total liabilities and equity	112	20	132

Pro-forma information (unaudited)

The following pro-forma information shows UBS’s total operating income, net profit and basic earnings per share as if all of the acquisitions completed in 2006 had been made as of 1 January 2005 and all acquisitions completed in 2005, had been made as of 1 January 2004. Adjustments have been made to reflect additional amortization and depreciation of assets and liabilities, which have been assigned fair values different from their carryover basis in purchase accounting.

	For the year ended
CHF million, except where indicated	31.12.06	31.12.05	31.12.04

Total operating income	49,408	42,021	37,341

Net profit	12,556	14,070	8,006

Basic earnings per share (CHF)	6.35	6.99	7.77

Business combinations completed in 2007

McDonald Investments’ Branch Network

On 9 February 2007, UBS announced the completion of the acquisition of the branch network of McDonald Investments, a unit of KeyCorp. The cost of the business combination consisted of USD 219 million (CHF 267 million) for the business operations and of USD 57 million (CHF 70 million) for certain assets of McDonald investments, resulting in a total cash consideration paid of USD 276 million (CHF 337 million). The total consideration paid remains subject to adjustment. Based in Cleveland, Ohio, US, McDonald Investments comprised 51 branch offices throughout the Northeast, Midwest, Rocky Mountain and Northwest states, including the offices of Gradison and Gradison Asset Management, which will be integrated into Wealth Management US. The unit provides comprehensive wealth management services to affluent and high net worth individuals, including estate planning, retirement planning and asset management.

Business combinations announced in 2007

Standard Chartered’s mutual funds management business in India

On 26 January 2007, UBS announced the acquisition of Standard Chartered’s mutual funds management business in India. The cost of the business combination is estimated to be USD 126 million, and the business will be integrated into Global Asset Management. The transaction is expected to close in third quarter 2007.

Note 38 Discontinued Operations

2006

Motor-Columbus

On 23 March 2006, UBS sold its 55.6% stake in Motor-Columbus to a consortium representing Atel’s Swiss minority shareholders (EBM, EBL, the Canton of Solothurn, IB Aarau, AIL Lugano and WWZ Zug), EOS Holding and Atel, as well as to the French utility Electricité de France (EDF) following the receipt of relevant regulatory approvals by the Swiss and international authorities. Motor-Columbus is presented as a discontinued operation in these Financial Statements. The income statements for the comparative prior periods have been restated to reflect that presentation. In total, UBS sold 281,535 Motor-Columbus shares, at a price of CHF 4,600 per share, resulting in a sale price of approximately CHF 1,295 million, which was fully paid in cash. A pre-tax gain on sale of CHF 364 million is reported in the Industrial Holdings segment. From 1 January to 23 March 2006, Motor-Columbus had a Net profit from operations of CHF 71 million. Together with the after-tax gain on sale of CHF 387 million, the Net profit from discontinued operations is CHF 458 million in 2006. For the years ended 31 December 2005 and 31 December 2004, Motor-Columbus had a Net profit from operations of CHF 323 million and CHF 159 million, respectively.

Industrial Holdings

In 2006, private equity investments contributed CHF 407 million to UBS´s Net profit from discontinued operations, which includes after-tax gains on sale of CHF 425 million and an after-tax operating loss of CHF 18 million. In 2005, UBS sold four of its consolidated private equity investments for an aggregate cash consideration of CHF 179 million, and the sales of these investments had a positive impact on Net profit from discontinued operations of CHF 86 million. In 2004, five consolidated private equity investments were sold for an aggregate cash consideration of CHF 141 million, and the sales of these investments had a positive impact on Net profit from discontinued operations of CHF 125 million. These private equity investments were all held within the Industrial Holdings segment and were sold in line with UBS’s strategy to exit the private equity business. These investments are presented as discontinued operations in these Financial Statements.

2005

Private Banks & GAM

On 2 December 2005, UBS sold its Private Banks & GAM unit to Julius Baer for an aggregate consideration of CHF 5,683 million, of which CHF 3,375 million was received in cash, CHF 225 million in the form of hybrid Tier 1 instruments, and the remaining CHF 2,083 million representing a 21.5% stake in the enlarged Julius Baer. As part of the sales agreement, CHF 200 million of cash was retained within UBS. The gain on sale after taxes from this transaction amounts to CHF 3,705 million on 31 December 2005. In 2006, UBS reported an additional after-tax gain on sale of CHF 4 million due to an adjustment to the purchase price.
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

Financial Statements
Notes to the Financial Statements

Note 38 Discontinued Operations (continued)

	For the year ended 31.12.06
		Other
CHF million	Motor-Columbus	Industrial Holdings[1]

Operating income	2,494	312

Operating expenses	2,412	331

Operating profit / (loss) from discontinued operations before tax	82	(19)

Pre-tax gain / (loss) on sale	364	429

Profit from discontinued operations before tax	446	410

Tax expense / (benefit) on operating profit from discontinued operations before tax	11	(1)

Tax expense / (benefit) on gain on sale	(23)	0

Tax expense / (benefit) from discontinued operations	(12)	(1)

Net profit / (loss) from discontinued operations	458	411

Net cash flows from

operating activities	1	(7)

investing activities	(52)	76

financing activities	(22)	(88)

1 Pre-tax gain on sale includes CHF 4 million related to Private Banks & GAM, which is included in Corporate Center in Note 2a.

	For the year ended 31.12.05
			Other
CHF million	Private Banks & GAM	Motor-Columbus	Industrial Holdings

Operating income	1,102	8,711	2,111

Operating expenses	633	8,323	2,116

Operating profit / (loss) from discontinued operations before tax	469	388	(5)

Pre-tax gain / (loss) on sale	4,095	0	113

Profit from discontinued operations before tax	4,564	388	108

Tax expense on operating profit from discontinued operations before tax	99	65	22

Tax expense on gain on sale	390	0	0

Tax expense / (benefit) from discontinued operations	489	65	22

Net profit / (loss) from discontinued operations	4,075	323	86

Net cash flows from

operating activities	(143)	252	68

investing activities	(22)	(326)	(43)

financing activities	0	163	28

	For the year ended 31.12.04
			Other
CHF million	Private Banks & GAM	Motor-Columbus	Industrial Holdings

Operating income	1,086	3,668	3,748

Operating expenses	690	3,460	3,639

Operating profit / (loss) from discontinued operations before tax	396	208	109

Pre-tax gain / (loss) on sale	0	0	68

Profit from discontinued operations before tax	396	208	177

Tax expense on operating profit from discontinued operations before tax	97	49	52

Tax expense on gain on sale	0	0	0

Tax expense / (benefit) from discontinued operations	97	49	52

Net profit / (loss) from discontinued operations	299	159	125

Net cash flows from

operating activities	(725)	75	(288)

investing activities	30	(71)	124

financing activities	3	112	34

Note 39 Currency Translation Rates

The following table shows the principal rates used to translate the financial statements of foreign entities into Swiss francs:

	Spot rate		Average rate
	As of		Year ended
	31.12.06	31.12.05	31.12.06	31.12.05	31.12.04

1 USD	1.22	1.31	1.25	1.25	1.24

1 EUR	1.61	1.56	1.58	1.55	1.54

1 GBP	2.39	2.26	2.31	2.27	2.27

100 JPY	1.02	1.11	1.08	1.13	1.15

Financial Statements
Notes to the Financial Statements

Note 40 Swiss Banking Law Requirements

The consolidated Financial Statements of UBS are prepared in accordance with International Financial Reporting Standards. Included in this note are the significant differences in regard to recognition and measurement between IFRS and the provisions of the Banking Ordinance and the Guidelines of the Swiss Banking Commission governing financial statement reporting pursuant to Article 23 through Article 27 of the Banking Ordinance.

1. Consolidation

Under IFRS, all entities which are controlled by the Group are consolidated.
Under Swiss law, only entities that are active in the field of banking and finance and real estate entities are subject to consolidation. Entities which are held temporarily are generally recorded as Financial investments available-for-sale.

2. Financial investments available-for-sale

Under IFRS, Financial investments available-for-sale are carried at fair value. Changes in fair value are recorded directly in Equity until an investment is sold, collected or otherwise disposed of, or until an investment is determined to be impaired. At the time an available-for-sale investment is determined to be impaired, the cumulative unrealized loss previously recognized in Equity is included in net profit or loss for the period. On disposal of a financial investment available-for-sale, the cumulative gain or loss previously recognized in Equity is recognized in the income statement.
Under Swiss law, financial investments are carried at the lower of cost or market value. Reductions to market value below cost and reversals of such reductions up to original cost as well as gains and losses on disposal are included in Other income.

3. Cash flow hedges

The Group uses derivative instruments to hedge the exposure from varying cash flows. Under IFRS, when hedge accounting is applied the unrealized gain or loss on the effective portion of the derivatives is recorded in Equity until the hedged cash flows occur, at which time the accumulated gain or loss is realized and released to income.
Under Swiss law, the unrealized gains or losses on the effective portion of the derivative instruments used to hedge cash flow exposures are deferred on the balance sheet as assets or liabilities. The deferred amounts are released to income when the hedged cash flows occur.

4. Investment property

Under IFRS, investment properties are carried at fair value, with fair value changes reflected in profit or loss.
Under Swiss law, investment properties are carried at amortized cost less impairment unless the investment properties are held for sale. Investment properties held for sale are recorded at the lower of cost or market value.

5. Fair value option

Under IFRS, the Group applies the fair value option to certain financial assets and financial liabilities, mainly to hybrid debt instruments. As a result the entire hybrid instrument is accounted for at fair value with changes in fair value reflected in net trading income. Furthermore, UBS designated certain loans, loan commitments and fund investments as financial investments designated at fair value through profit and loss.
Under Swiss law, the fair value option is not available. Hybrid instruments are bifurcated: while the embedded derivative is marked to market through net trading income, the host contract is accounted for on an accrued cost basis. Generally, loans are accounted for at amortized cost less impairment, loan commitments stay off-balance sheet and fund investments are accounted for as financial investments.

6. Goodwill and intangible assets

Under IFRS, goodwill acquired in business combinations is not amortized, but tested annually for impairment. Intangible assets acquired in business combinations with an indefinite useful life are also not amortized but tested annually for impairment.
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
On 1 January 2002, UBS adopted SFAS 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 requires reclassification of intangible assets to goodwill which no longer meet the recognition criteria under the new standard. SFAS 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized but be tested annually for impairment. Identifiable intangible assets with finite lives continue to be amortized. Upon adoption, the amortization charges related to the 1998 business combination of Union Bank of Switzerland and Swiss Bank Corporation ceased to be recorded under US GAAP.
In 2006 and 2005, goodwill recorded under US GAAP was reduced by CHF 18 million and CHF 67 million respectively, due to recognition of deferred tax assets of Swiss Bank Corporation which had previously been subject to valuation reserves.

Other purchase accounting adjustments

The restatement of Swiss Bank Corporation’s net assets to fair value in 1998 resulted in decreasing net tangible assets by CHF 1,077 million for US GAAP. This amount is being amortized over periods ranging from two years to 20 years.

b. Goodwill

With the adoption of IFRS 3 Business Combinations on 31 March 2004, UBS ceased amortizing goodwill on 1 January 2005 for all goodwill existing before 31 March 2004. Goodwill is now subject to an annual impairment test as it is under US GAAP and is no longer amortized under both sets of standards. Goodwill from business combinations entered into on or after 31 March 2004 was already accounted for under the provisions of IFRS 3, and no goodwill amortization was recorded for these transactions under IFRS or US GAAP. An IFRS to US GAAP difference remains on the balance sheet due to the fact that US GAAP goodwill amortization ceased on 31 December 2001 and IFRS goodwill amortization ceased on 31 December 2004. This difference was reduced during 2005 due to the sale of GAM on 2 December 2005.

In addition on 31 March 2004, UBS adopted revised IAS 38 Intangible Assets. Under the revised standard, intangible assets acquired in a business combination must be recognized separately from goodwill if they meet defined recognition criteria. Existing intangible assets that do not meet the recognition criteria have to be reclassified to goodwill. On 1 January 2005, UBS reclassified the trained work-force intangible asset recognized in connection with the acquisition of PaineWebber with a book value of CHF 1.0 billion to Goodwill. Under US GAAP, this asset was reclassified from Intangible assets to Goodwill on 1 January 2002 with the adoption of SFAS 142 Goodwill and Other Intangible Assets.
Under IFRS, the cost of the business combination of Banco Pactual is estimated at USD 2,194 million (CHF 2,677 million) on 31 December 2006 but is still subject to final determination. Of the total consideration, USD 971 million (CHF 1,164 million) was paid on 1 December 2006 in cash. The residual payment of up to USD 1.6 billion (CHF 1.9 billion) is subject to certain performance conditions and is due on 30 June 2011. 50% (USD 800 million) of the deferred residual payment is contingent upon achieving a specified cumulative net income before tax of the acquired business during the period from 1 December 2006 to 30 June 2011. Under US GAAP, contingent consideration which depends on the achievement of a specified earnings level in future periods is not recognized as a cost of the business combination at its present value until the contingency is resolved. For

Financial Statements
Notes to the Financial Statements

Note 41 Reconciliation of International Financial Reporting Standards (IFRS) to United States
Generally Accepted Accounting Principles (US GAAP) (continued)

Note 41.1 Valuation and Income Recognition Differences between IFRS and US GAAP (continued)

that reason, Goodwill and Other liabilities recognized under US GAAP are reduced by the present value of the contingent consideration of CHF 746 million to CHF 459 million. Accordingly, the addition of accrued interest on the present value of the contingent consideration recognized under IFRS is reversed under US GAAP, which resulted in a decrease of Interest expense and Other liabilities of CHF 3 million.

c. Purchase accounting under IFRS 3 and FAS 141

     With the adoption of IFRS 3 on 31 March 2004, the accounting for business combinations generally converged with US GAAP except for the differences described below.

Under IFRS, minority interests are recognized at the percentage of fair value of identifiable net assets acquired at the acquisition date whereas under US GAAP they are recognized at the percentage of book value of identifiable net assets acquired at the acquisition date. In most cases, minority interests would tend to have a higher measurement value under IFRS than under US GAAP.
The accounting treatment of purchased minority interests of a subsidiary differs between IFRS and US GAAP. Under IFRS, UBS records the difference between the purchase price and the carrying value of the acquired minority interest directly in Equity whereas the acquisition of the minority interests is treated as a business combination under US GAAP. In 2006, goodwill of CAD 35 million (CHF 40 million) and intangible assets of CAD 71 million (CHF 79 million) under US GAAP resulted from the purchase of the then outstanding 50% minority interest in a consolidated subsidiary, UBS Bunting. See Note 37 Business Combinations for the IFRS treatment of this acquisition.
Furthermore, IFRS requires that in a step acquisition the existing ownership interest in an entity be revalued to the new valuation basis established at the time of acquisition. The increase in value is recorded directly in equity as a revaluation reserve. Under US GAAP, the existing ownership interest remains at its original valuation.

d. Hedge accounting

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

In addition, a new hedging methodology, fair value hedge of portfolio interest rate risk, was implemented in 2005 for a specific portfolio of mortgage loans. This new hedging method is not recognized under US GAAP and therefore, the fair value change of hedged items recognized under IFRS is reversed to Net trading income under US GAAP.
Amounts deferred under hedging relationships prior to the adoption of IAS 39 on 1 January 2001 that do not qualify as hedges under current requirements under IFRS are amortized to income over the remaining life of the hedging relationship. Such amounts have been reversed for US GAAP as they have never been treated as hedges.

e. Financial investments available-for-sale

For UBS, the following differences exist between IFRS and US GAAP in accounting for financial investments available-for-sale: 1) Under US GAAP, instruments which are not securities or equity securities with no readily determinable fair value (excluding private equity investments discussed in the next part) are not classified as available-for-sale investments. They are classified as Other assets and measured at cost less impairment. Under IFRS, these instruments are measured at fair value with changes in fair value reflected directly in equity. 2) Under IFRS, restricted stock is classified as a financial investment available-for-sale. Under US GAAP, restricted stock (with a restriction period of more than one year) is classified as Other assets and measured at cost less impairment.

f. Private equity investments

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

Note 41 Reconciliation of International Financial Reporting Standards (IFRS) to United States
Generally Accepted Accounting Principles (US GAAP) (continued)

Note 41.1 Valuation and Income Recognition Differences between IFRS and US GAAP (continued)

     Under US GAAP, private equity investments held within separate investment subsidiaries are accounted for in accordance with the AICPA Audit and Accounting Guide, Audits of Investment Companies. They are accounted for at fair value with changes in fair value recorded in other income. The remaining private equity investments held by UBS are accounted for at cost less “other than temporary” impairment. All private equity investments are presented in the balance sheet line Private equity investments under US GAAP.

g. Pension and other post-retirement benefit plans

Under IFRS, UBS recognizes post-retirement benefit expense based on a specific method of actuarial valuation used to determine the projected plan liabilities for accrued service, including future expected salary increases, and expected return on plan assets. Plan assets are recorded at fair value and are held in a separate trust to satisfy plan liabilities. Under IFRS, the recognition of a prepaid asset is subject to certain limitations, and any unrecognized prepaid asset is recorded as pension expense. US GAAP does not allow a limitation on the recognition of prepaid assets recorded in the balance sheet.

Under US GAAP, post-retirement benefit expense is based on the same actuarial method of valuation of liabilities and assets as under IFRS. Differences in the amounts of expense and liabilities (or prepaid assets) exist due to different transition date rules, stricter provisions for recognition of prepaid assets under IFRS, and the treatment of the 1998 merger of Union Bank of Switzerland and Swiss Bank Corporation.
In addition, under US GAAP, if the fair value of plan assets falls below the accumulated benefit obligation (which is the current value of accrued benefits without allowance for future salary increases), an additional minimum liability must be shown in the balance sheet. If an additional minimum liability is recognized, an equal amount will be recognized as an intangible asset up to the amount of any unrecognized prior service cost. Any amount not recognized as an intangible asset is reported in other comprehensive income (OCI). This amount was removed from OCI when SFAS 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans was first applied at 31 December 2006. See Note 41.2 for details.
In accordance with SFAS 158, the US GAAP balance sheet at 31 December 2006 shows the funded status of all post-retirement benefit plans under Other liabilities. All amounts not recognized in US GAAP Net profit are recognized in Other comprehensive income (OCI) as an adjustment to the ending balance as of 31 December 2006. The recorded amounts in OCI are subsequently reclassified from OCI on a straight-

line basis as those amounts are recognized in the income statement.

Under IFRS, the amount recognized on the balance sheet as a net pension asset or liability is comprised of the funded status of the plans as adjusted for unrecognized actuarial gains and losses and prior service costs and the unrecognized prepaid pension asset. Unrecognized net actuarial gains and losses and prior service costs are subsequently recognized in the income statement on a straight line basis.

h. Equity participation plans

On 1 January 2005, UBS adopted IFRS 2 Share-based payment which requires that the fair value of all share-based payments made to employees be recognized as compensation expense from the date of grant over the service period, which is generally equal to the vesting period. UBS applied IFRS 2 on a retrospective application basis and restated its 2003 and 2004 comparative prior periods for all awards that impact income statements commencing 2003. UBS recorded an opening retained earnings adjustment on 1 January 2003 to reflect the cumulative income statement effects of prior periods. See Note 1b) for details. Previously under IFRS, option awards were expensed at their intrinsic value which is generally zero as options are normally granted at or out of the money. Shares were recognized as compensation expense in full in the performance year, which is generally the year prior to grant.

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

Prior to 1 January 2005, UBS applied the intrinsic value method under APB 25, which was similar to the previous IFRS treatment except that certain share and option plans were deemed variable under US GAAP. Changes in intrinsic value for these variable plans were recorded in US GAAP Net profit. Due to the fact that IFRS 2 was applied on a retrospective basis and SFAS 123-R was applied on a modified prospective basis, for the IFRS to US GAAP reconciliation, the opening IFRS retained earnings adjustment on 1 January 2003 and subsequent IFRS 2 restatement adjustments were reversed and only the awards required to be expensed were recorded in the 2005 US GAAP Financial Statements. Subsequent awards have been recognized over the requisite service periods, which are determined by the terms of the award.
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
Under SFAS 123-R, entities are required to continue to provide pro-forma disclosures for the periods in which the fair value method of accounting for share-based compensation was not applied. See Note 42.7 for further information.
Certain UBS awards contain provisions that permit the employee to leave the bank and continue to vest in the award provided they do not perform certain harmful acts against the bank. These are generally referred to as non-compete provisions. Under SFAS 123-R, awards with non-compete provisions generally do not impose a requisite service period, and therefore expense should not be recognized over a future period. UBS has determined that the appropriate expense recognition period for such awards is the performance year, which is generally the period prior to grant. This is consistent with the approach applied under APB 25. Compensation expense for awards with non-compete provisions is generally recognized over the vesting period under IFRS.

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

UBS also has employee benefit trusts that are used in connection with share-based payment arrangements and deferred compensation plans. In connection with the issuance of IFRS 2, the IFRIC amended SIC 12 Consolidation – Special Purpose Entities, an interpretation of IAS 27, to eliminate the scope exclusion for equity compensation plans. Therefore, pursuant to the criteria set out in SIC 12, an entity that controls an employee benefit trust (or similar entity) set up for the purposes of share-based payment arrangements will be required to consolidate that trust. UBS consolidated such employee benefit trusts retrospectively to 1 January 2003. For further details on the restatement, see Note 1b). Under US GAAP prior to 1 January 2004, certain equity compensation trusts were already consolidated under US GAAP under the provisions of EITF-97-14, Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested. With the adoption of FASB Interpretation No. 46 Consolidation of Variable Interest Entities (revised December 2003), an interpretation of Accounting Research Bulletin No. 51 (FIN 46-R), on 1 January 2004, the remaining unconsolidated employee equity compensation trusts formed before 1 February 2003 were consolidated for US GAAP purposes for the first time. Thus, from 1 January 2004 onwards, there is no difference between IFRS and US GAAP in regard to these trust consolidations.
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

Note 41 Reconciliation of International Financial Reporting Standards (IFRS) to United States Generally
Accepted Accounting Principles (US GAAP) (continued)

Note 41.1 Valuation and Income Recognition Differences between IFRS and US GAAP (continued)

     In addition, CHF 1,450 million has been reclassified from Other liabilities to Shareholders’ equity in the 31 December 2005 US GAAP balance sheet. The reclassification relates to equity-settled awards which were recorded in Other liabilities.

i. Variable interest entities (VIEs), limited partnerships and entities issuing preferred securities

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
In most other cases, US GAAP requires that control over an entity be assessed first based on voting interests. If voting interests do not exist, or differ significantly from economic interests, the entity is considered a variable interest entity (VIE) under FASB interpretation No. 46 (revised December 2003) Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (FIN 46-R), and control is assessed based on its variable interests. A discussion of FIN 46-R requirements is set out in Note 42.1.
In most instances, limited partnerships are not consolidated under IFRS because UBS’s legal and contractual rights and obligations do not indicate that UBS has the power to govern the financial and operating policies of these entities and concurrently has the objective to obtain benefits form its activities through this power. Under US GAAP, UBS applies EITF 04-05, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights (EITF 04-5), provided an entity is not considered a VIE under FIN 46-R. As a result, UBS consolidates some limited partnerships which are not consolidated under IFRS. Under EITF 04-05, a general partner in a limited partnership is presumed to control that limited partnership regardless of the extent of the general partners’ ownership interest in the limited partnership. The assessment of whether the rights of the limited partners should overcome the presumption of control by the general partner is a matter of judgment that depends on facts and circumstances. If the limited partners have either (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partner without cause or (b) substantive participating rights, the general partner does not control the limited partnership and therefore does not consolidate the entity.

The entities consolidated for US GAAP purposes at 31 December 2006, which were not otherwise consolidated in UBS’s primary consolidated Financial Statements under IFRS, are mostly investment fund products and securitization VIEs. These are discussed in more detail in Note 42.1.
The entities not consolidated for US GAAP purposes at 31 December 2006, which UBS consolidates under IFRS, are certain entities which have issued preferred securities. Under IFRS such securities are equity instruments held by third parties and are treated as minority interests, with dividends paid also reported in Equity attributable to minority interests; the UBS-issued debt held by these entities and the respective interest amounts are eliminated in the Group Financial Statements. Under US GAAP, these entities are not consolidated, and the UBS-issued debt is recognized as a liability in the Group Financial Statements, with interest paid reported in Interest expense.
A discussion of FIN 46-R measurement requirements and disclosures is set out in Note 42.1.

j. Financial assets and liabilities designated at fair value through profit or loss

IFRS provides, under certain circumstances, the option to designate at initial recognition a financial asset or financial liability at fair value through profit or loss (see Notes 1, 9 and 19). This option is not available under US GAAP as UBS did not early adopt SFAS 155 Accounting for Certain Hybrid Instruments, an amendment of FASB Statements No. 133 and 140 (see Note 41.2). SFAS 155 will allow a fair value designation for certain hybrid instruments from 1 January 2007 onwards. Additionally, beginning 1 January 2008, Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Liabilities (Statement 159) will become effective. Statement 159 provides a fair value option that is broader than that provided in Statement 155 and is similar to the fair value option provided by IFRS. In 2006, as in prior periods, UBS reversed all IFRS fair value designations of financial assets and financial liabilities under US GAAP.

Financial Statements
Notes to the Financial Statements

Note 41 Reconciliation of International Financial Reporting Standards (IFRS) to United States Generally
Accepted Accounting Principles (US GAAP) (continued)

Note 41.1 Valuation and Income Recognition Differences between IFRS and US GAAP (continued)

     UBS applies the fair value option to a significant portion of its issued debt under IFRS. Many debt issues are in the form of hybrid instruments, consisting of a debt host with an embedded derivative. These hybrid instruments are carried in their entirety at fair value with all changes in fair value recorded in Net trading income. Under US GAAP, the debt host contracts of these hybrid instruments are recognized at amortized cost while the embedded derivatives are recognized at fair value with changes in fair value recognized in Net profit. Although separately measured, the positive and negative replacement values of the embedded derivatives are classified with the debt host contract.

k. Physically settled written puts on UBS shares

Under IFRS, the accounting for physically settled written put options on UBS shares is as follows: the present value of the contractual amount is recorded as a financial liability, while the premium received is credited to equity. Subsequently, the liability is accreted over the life of the put option to its contractual amount recognizing interest expense in accordance with the effective interest method. Under US GAAP, physically settled written put options on UBS shares are accounted for as derivative instruments. All other outstanding derivative contracts, except written put options with the UBS share as underlying, are treated as derivative instruments under both sets of accounting standards.

l. Investment properties

In the IFRS Financial Statements, investment properties are accounted for under the fair value method. Under this method, changes in fair value are recognized in the income statement, and depreciation is no longer recognized. Under US GAAP, investment properties continue to be carried at cost less accumulated depreciation.

Note 41 Reconciliation of International Financial Reporting Standards (IFRS) to United States Generally
Accepted Accounting Principles (US GAAP) (continued)

Note 41.2 Recently Issued US Accounting Standards

In June 2005, the FASB ratified the consensus on EITF Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights (EITF 04-5), which provides guidance in determining whether a general partner controls a limited partnership. EITF 04-5 stipulates that the general partner in a limited partnership is presumed to control that limited partnership unless the limited partners have either substantive kick-out rights or substantive participating rights. EITF 04-5 is effective after 29 June 2005 for new limited partnership agreements and for pre-existing limited partnership agreements that are modified; otherwise, the guidance was effective as of 1 January 2006 for existing unmodified partnerships. Adoption of EITF 04-05 did not have a material impact on UBS’s Financial Statements.

As part of its convergence efforts with the IASB, the FASB issued Statement No. 154, Accounting Changes and Error Corrections – a Replacement of APB Opinion No. 20 and FASB Statement No. 3 (Statement 154) in May 2005. Statement 154 changes the requirements for the accounting and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement that does not include specific transition provisions. Statement 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable, whereas Opinion 20 previously required that the cumulative effect of most voluntary changes in accounting principle be recognized in the net income of the period of the change. Statement 154 was effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005. Adoption of Statement 154 did not have a material impact on UBS’s Financial Statements.
In April 2006, the FASB issued FASB Staff Position FIN 46(R)-6, Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R) (FSP FIN 46(R)-6). FSP FIN 46(R)-6 addresses the application of FIN 46(R), Consolidation of Variable Interest Entities, in determining whether certain contracts or arrangements with a variable interest entity (VIE) are variable interests by requiring companies to base its evaluation on an analysis of the VIE’s purpose and design, rather than on its legal form or accounting classification. FSP FIN 46(R)-6 was effective for all newly created VIEs or for those that must be re-analyzed under FIN 46(R) as of 1 July 2006. Adoption of FSP FIN 46(R)-6 did not have a material impact on UBS’s Financial Statements.
In September 2006, the FASB issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Oth-

er Postretirement Plans (Statement 158). Statement 158 requires: (1) recognition of the over- or under-funded status of a defined benefit post-retirement plan as an asset or liability in the balance sheet; (2) recognition within shareholders equity (net of tax) of gains or losses and prior service costs or credits arising during the period that are not recognized as components of the period’s net periodic benefit cost; and (3) measurement of the defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end balance sheet. The recognition requirements of Statement 158 (requirements (1) and (2), above) are effective as of the end of the fiscal year ending after 15 December 2006. See Note 42.5 for the incremental effect of the first time application of these requirements. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year end is effective for fiscal years ending after 15 December 2008. Adoption of this requirement will not have an impact on UBS’s Financial Statements as plan assets and benefit obligations are currently measured as of the balance sheet date.

Recently issued US accounting standards not yet adopted

In February 2006, the FASB issued Statement of Financial Accounting Standard No. 155, Accounting for Certain Hybrid Instruments, an amendment of FASB Statements No. 133 and 140 (Statement 155). Statement 155 permits UBS to elect to measure any hybrid financial instrument at fair value, with changes in fair value recognized in net profit, if the hybrid instrument contains an embedded derivative that would otherwise require bifurcation under Statement 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. Statement 155 is effective after the beginning of an entity’s first fiscal year that begins after 15 September 2006, with early adoption permitted in certain circumstances. At adoption of Statement 155, any difference between the total carrying amount of the individual components of an existing hybrid instrument and the fair value of the combined hybrid financial instrument is recognized as a cumulative-effect adjustment to beginning retained earnings. UBS did not elect to early adopt Statement 155 and, therefore, will adopt the new standard as of 1 January 2007. On a US GAAP basis, it is anticipated that the cumulative-effect adjustment to beginning retained earnings resulting from the adoption of Statement 155 will be a decrease to retained earnings of approximately CHF 414 million (before tax). Financial assets designated at fair value and Financial liabilities designated at fair value are estimated to be approximately CHF 4,125 million and CHF 151,440 million on a US GAAP basis on 1 January 2007.

Financial Statements
Notes to the Financial Statements

Note 41 Reconciliation of International Financial Reporting Standards (IFRS) to United States Generally
Accepted Accounting Principles (US GAAP) (continued)

Note 41.2 Recently Issued US Accounting Standards (continued)

     In March 2006, the FASB issued Statement of Financial Accounting Standard No. 156, Accounting for Servicing of Financial Assets, (Statement 156). Statement 156 addresses the accounting for recognized servicing assets and servicing liabilities related to certain transfers of the servicer’s financial assets and for acquisitions or assumptions of obligations to service financial assets that do not relate to the financial assets of the servicer and its related parties. Statement 156 requires that all recognized servicing assets and servicing liabilities are initially measured at fair value and subsequently measured at either fair value or by applying an amortization method for each class of recognized servicing assets and servicing liabilities. Statement 156 is effective in fiscal years beginning after 15 September 2006. The adoption of SFAS 156 is not expected to have a material impact on UBS’s Financial Statements.

In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes – an interpretation of SFAS 109, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position. FIN 48 is effective for years commencing after 15 December 2006. UBS is continuing to evaluate the impact of FIN 48 on its Financial Statements. However, UBS does not expect FIN 48 to have a material effect on its financial position or results of operations.
On 15 September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (Statement 157). Statement 157 defines fair value, establishes a framework for measuring fair value, and expands the required disclosures about an entity’s fair value measurements. Additionally, Statement 157 eliminates the requirement to defer calculated profit or loss on transaction values that include unobservable inputs (“Day 1 profit and loss”) and eliminates the use of block discounts for securities traded in an active market. Statement 157 is effective for financial statements issued for fiscal years beginning after 15 November 2007. The provisions of Statement 157 should be applied prospectively upon initial adoption, except for the provisions that eliminate prior measurement guidance regarding block discounts and Day 1 profit or loss. Those changes should be applied retrospectively as an adjustment to the opening balance of retained earnings in the period of adoption. UBS is still assessing the impact Statement 157 will have on its Financial Statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Liabilities (Statement 159). This new standard permits entities to irrevocably choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are recognized in net profit at each subsequent reporting date. The election in Statement 159 is similar, but not identical, to the fair value option in IAS 39. The fair value option in IAS 39 is subject to certain qualifying criteria not included in this standard, and it applies to a slightly different set of instruments. Statement 159 is effective for fiscal years beginning after 15 November 2007. Early adoption is permitted only if the provisions of Statement 157 are also applied. UBS is currently assessing the impact Statement 159 will have on its Financial Statements.

Note 41.3 Reconciliation of IFRS Equity Attributable to UBS Shareholders to US GAAP Shareholders’ Equity
and IFRS Net Profit Attributable to UBS Shareholders to US GAAP Net Profit

		Equity attributable to
		UBS shareholders		Net profit attributable to
		(IFRS) / Shareholders' equity		UBS shareholders (IFRS) /
		(US GAAP)		Net profit (US GAAP)
	Note 41.1	as of		for the year ended
CHF million	Reference	31.12.06	31.12.05	31.12.06	31.12.05	31.12.04

Amounts determined in accordance with IFRS		49,686	44,015	12,257	14,029	8,016

Adjustments in respect of:

SBC purchase accounting goodwill and other purchase accounting adjustments	a	15,091	15,116	(25)	(36)	(44)

Goodwill	b	2,366	2,373	3	0	778

Purchase accounting under IFRS 3 and FAS 141	c	85	(86)	(6)	35	3

Hedge accounting	d	(5)	(40)	372	(455)	(217)

Financial investments available-for-sale	e	(1,670)	(384)	171	0	0

Private equity investments	f	337	709	(278)	(486)	217

Pension and other post-retirement benefit plans	g	(1,452)	229	165	(18)	(110)

Equity participation plans	h	815	658	(475)	358	62

Variable interest entities (VIEs), limited partnerships and entities issuing preferred securities	i	(1)	(98)	(2)	0	18

Financial assets and liabilities designated at fair value through profit or loss	j	(994)	(197)	(682)	(436)	100

Physically settled written puts on UBS shares	k	184	131	6	8	9

Investment properties	l	(12)	(8)	(4)	0	14

Other adjustments		317	74	130	(118)	(50)

Tax adjustments		(224)	(876)	(146)	(529)	22

Total adjustments		14,837	17,601	(771)	(1,677)	802

Amounts determined in accordance with US GAAP		64,523	61,616	11,486	12,352	8,818

Financial Statements
Notes to the Financial Statements

Note 41.4 Earnings per share

Under both IFRS and US GAAP, basic earnings per share (“EPS”) is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding. Diluted EPS includes the determinants of basic EPS and, in addition, gives effect to dilutive potential common shares that were outstanding during the period.

The computations of basic and diluted EPS for the years ended 31 December 2006, 31 December 2005 and 31 December 2004 are presented in the following table.

	31.12.06		31.12.05		31.12.04
For the year ended	US GAAP	IFRS	US GAAP	IFRS	US GAAP	IFRS

Net profit (US GAAP) / Net profit attributable to UBS shareholders (IFRS) – available for ordinary shares (CHF million)	11,486	12,257	12,352	14,029	8,818	8,016

from continuing operations	11,082	11,491	8,376	9,776	8,398	7,547

from discontinued operations	404	766	3,976	4,253	420	469

Net profit (US GAAP) / Net profit attributable to UBS shareholders – for diluted EPS (CHF million)	11,478	12,249	12,330	14,007	8,813	8,011

from continuing operations	11,074	11,483	8,377	9,777	8,401	7,550

from discontinued operations	404	766	3,953	4,230	412	461

Weighted average shares outstanding	1,975,933,228	1,976,405,800	2,013,859,982	2,013,987,754	2,059,791,220	2,059,836,926

Diluted weighted average shares outstanding	2,058,834,812	2,058,834,812	2,097,191,540	2,097,191,540	2,163,922,720	2,163,922,720

Basic earnings per share (CHF)	5.81	6.20	6.13	6.97	4.28	3.89

from continuing operations	5.61	5.81	4.16	4.85	4.08	3.66

from discontinued operations	0.20	0.39	1.97	2.12	0.20	0.23

Diluted earnings per share (CHF)	5.57	5.95	5.88	6.68	4.07	3.70

from continuing operations	5.38	5.58	3.99	4.66	3.88	3.49

from discontinued operations	0.19	0.37	1.89	2.02	0.19	0.21

Note 41.5 Presentation Differences between IFRS and US GAAP

In addition to the differences in valuation and income recognition, other differences exist between IFRS and US GAAP which generally have an impact solely on balance sheet and/ or Income statement presentation, although in certain cases, these presentation differences may result in an immaterial impact on US GAAP Shareholders’ equity and Net profit. In such cases, these differences are aggregated in the Other differences line in the table in Note 41.3. The following is a summary of these differences.

1. Settlement date vs. trade date accounting
UBS’s transactions from securities activities are recorded under IFRS on the settlement date. This results in recording a forward transaction during the period between the trade date and the settlement date. Forward positions relating to trading activities are revalued to fair value, presented as replacement value on balance sheet and any unrealized profits and losses are recognized in Net profit.

Under US GAAP, trade date accounting is required for spot purchases and spot sales of securities. Therefore, all such transactions with a trade date on or before the balance sheet date and with a settlement date after the balance sheet date have been recorded at trade date for US GAAP. This has resulted in receivables and payables to broker-dealers and clearing organizations recorded in Other assets and Other liabilities in the US GAAP balance sheet.

2. Securities received as collateral in a securities-for-
securities lending transaction

When UBS acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it recognizes the securities received and a corresponding obligation to return them. These securities are reflected on the US GAAP balance sheet in the asset line Securities received as collateral. The offsetting liability is presented in the line Obligation to return securities received as collateral.

3. Reverse repurchase, repurchase, securities borrowing and
securities lending transactions

UBS enters into certain types of reverse repurchase, repurchase, securities borrowing and securities lending transactions that result in a difference between IFRS and US GAAP. Under IFRS, they are considered financing transactions which do not result in the recognition of the borrowed financial assets or derecognition of the financial assets lent. The cash collateral received or delivered in such transactions is reflected in the balance sheet with a corresponding receivable or obligation to return it. Under US GAAP, however, certain transactions are considered purchase and sale transactions due to the fact that the contracts do not meet specific re-
quirements, including those related to collateral or margining or the repurchase of the transferred securities is not before maturity of these securities. Due to the different treatment of these transactions under IFRS and US GAAP, interest income and expense recorded under IFRS is reclassified to Net trading income for US GAAP. Additionally under US GAAP, the securities received are recognized on the balance sheet as a spot purchase (Trading portfolio assets or Trading portfolio assets pledged as collateral) with a corresponding forward sale transaction (Replacement values) and a receivable (Cash collateral on securities borrowed) is reclassified, as applicable. The securities delivered are recorded as a spot sale, which means that the securities are derecognized if they are on-balance sheet securities or recorded as a short sale if the delivered securities are off-balance sheet securities (Trading portfolio liabilities). Additionally, a corresponding forward repurchase transaction (Replacement values) and a liability (Cash collateral on securities lent) is reclassified, as applicable.
Securities borrowing transactions with the clients’ pool are generally done without providing collateral. UBS pays a fee to the client in such transactions. Under IFRS, the borrowed securities are not recognized on balance sheet but disclosed in a separate line in Note 24 Pledgeable Off-Balance Sheet Securities. Under US GAAP, the borrowed securities are recognized in Trading portfolio assets and Trading portfolio assets pledged as collateral, as applicable, and the obligation to return the securities, which represents a hybrid instrument, is included in Negative replacement values. Effects on net profit which arise from derecognition/ recognition of financial assets and related recognition of forward transactions are reflected in the Net trading income.

4. Recognition / derecognition of financial assets
The guidance governing recognition and derecognition of a financial asset requires a multi-step decision process to determine whether recognition or derecognition of transferred financial assets is appropriate. UBS derecognizes financial assets for which it transfers the contractual rights to the cash flows and no longer retains any risk or reward coming from them nor maintains control over the financial assets. As a result of these requirements, certain transactions are accounted for as secured financing transactions instead of purchases or sales of trading portfolio assets with an accompanying swap derivative. Under US GAAP, these transactions typically continue to be shown as purchases and sales of trading portfolio assets and were reclassified accordingly. Effects on net profit which arise from derecognition / recognition of financial assets and related recognition of forward transactions are reflected in Net trading income.

Financial Statements
Notes to the Financial Statements

Note 41.6 Consolidated Income Statement

The following is a Consolidated Income Statement of the Group, for the years ended 31 December 2006, 31 December 2005 and 31 December 2004, restated to reflect the impact of valuation and income recognition differences and presentation differences between IFRS and US GAAP.

CHF million, for the year ended		31.12.06		31.12.05		31.12.04
	Reference	US GAAP	IFRS	US GAAP	IFRS	US GAAP	IFRS

Operating income

Interest income	a, d, e, f, i, j,3, 4	87,380	87,401	58,791	59,286	38,991	39,228

Interest expense	a, b, d, f, i, j,k,3, 4	(80,463)	(80,880)	(49,488)	(49,758)	(27,245)	(27,484)

Net interest income		6,917	6,521	9,303	9,528	11,746	11,744

Credit loss (expense) / recovery	f	156	156	375	375	334	241

Net interest income after credit loss (expense) / recovery		7,073	6,677	9,678	9,903	12,080	11,985

Net fee and commission income		25,881	25,881	21,436	21,436	18,435	18,506

Net trading income	d, e, f, h, i, j,k,3, 4	12,548	13,318	7,012	7,996	4,795	4,902

Other income	c, e, f, i, j, l	1,742	1,596	747	1,122	1,158	853

Revenues from Industrial Holdings	f	0	693	0	675	0	640

Total operating income		47,244	48,165	38,873	41,132	36,468	36,886

Operating expenses

Personnel expenses	f, g, h	23,771	23,671	19,542	20,148	17,970	17,891

General and administrative expenses	f, i	7,944	8,116	6,469	6,632	6,420	6,563

Depreciation of property and equipment	a, f, i	1,277	1,263	1,272	1,261	1,295	1,284

Amortization of goodwill	b	0	0	0	0	0	673

Amortization of other intangible assets	c, f	143	153	119	131	103	170

Goods and materials purchased	f	0	295	0	283	0	263

Total operating expenses		33,135	33,498	27,402	28,455	25,788	26,844

Operating profit from continuing operations before tax		14,109	14,667	11,471	12,677	10,680	10,042

Tax expense / (benefit)		2,932	2,786	2,995	2,471	1,966	2,155

Minority interests (US GAAP)	f, i	(95)		(138)		(322)

Net profit/(loss) from continuing operations		11,082	11,881	8,338	10,206	8,392	7,887

Net profit / (loss) from discontinued operations		404	869	3,976	4,484	420	583

Net profit (IFRS)			12,750		14,690		8,470

Net profit attributable to minority interests (IFRS)	c, f, i		(493)		(661)		(454)

Cumulative adjustment due to the adoption of SFAS 123 (revised 2004), “Share Based Payment” on 1 January 2005, net of tax	h			38

Cumulative adjustment of accounting for certain equity based compensation plans as cash settled, net of tax	h					6

Net profit (US GAAP) / Net profit attributable to UBS shareholders (IFRS)		11,486	12,257	12,352	14,029	8,818	8,016

Note: References above coincide with the discussions in Note 41.1 and Note 41.5. These references indicate which IFRS to US GAAP differences affect an individual financial statement caption.

Note 41.7 Condensed Consolidated Balance Sheet

The following is a Condensed Consolidated Balance Sheet of the Group, as of 31 December 2006 and 31 December 2005, restated to reflect the impact of valuation and income recognition principles and presentation differences between IFRS and US GAAP.

		31.12.06		31.12.05
CHF million	Reference	US GAAP	IFRS	US GAAP	IFRS

Assets

Cash and balances with central banks		3,495	3,495	5,359	5,359

Due from banks	f, i, j,1,3, 4	51,416	50,426	33,427	33,644

Cash collateral on securities borrowed	3	351,461	351,590	288,304	288,435

Reverse repurchase agreements	j, 3	361,571	405,834	359,883	404,432

Trading portfolio assets	f, h, i, j,1, 4	627,160	627,036	505,717	499,297

Trading portfolio assets pledged as collateral	3, 4	401,176	251,478	272,494	154,759

Positive replacement values	i, j,1, 3, 4	332,128	328,445	337,105	333,782

Financial assets designated at fair value	j		5,930		1,153

Loans	a, f, i, j,1, 4	316,141	312,521	277,471	279,910

Financial investments available-for-sale	e, f, i, j,1, 4	4,535	8,937	3,407	6,551

Securities received as collateral	2	49,088		67,430

Accrued income and prepaid expenses	f, j	10,335	10,361	8,853	8,918

Investments in associates	c, e, f	1,823	1,523	2,554	2,956

Property and equipment	a, c, f, l	7,207	6,913	9,282	9,423

Goodwill	a, b, c, f	28,530	12,464	28,104	11,313

Other intangible assets	b, c, f	2,340	2,309	1,665	2,173

Private equity investments	f	2,195		2,210

Other assets	c, d, e, f, g, h, i, j, k, l,1	84,027	17,249	75,992	16,243

Total assets		2,634,628	2,396,511	2,279,257	2,058,348

Liabilities

Due to banks	f, i, j,1, 4	206,985	203,689	127,252	124,328

Cash collateral on securities lent	3	60,878	63,088	59,897	59,938

Repurchase agreements	i, j, 3	520,351	545,480	464,957	478,508

Trading portfolio liabilities	i, j,1, 3, 4	236,929	204,773	201,212	188,631

Obligation to return securities received as collateral	2	49,088		67,430

Negative replacement values	i, j, k,1, 3, 4	439,495	332,533	432,290	337,663

Financial liabilities designated at fair value	i, j,1		145,687		117,401

Due to customers	f, i, j,1, 4	597,139	570,565	481,784	466,907

Accrued expenses and deferred income	f, i, j	22,131	21,527	19,106	18,791

Debt issued	a, c, f, i, j, 1	306,994	190,143	240,212	160,710

Other liabilities	b, c, d, f, g, h, i, j, k, l,1	129,239	63,251	121,493	53,837

Total liabilities		2,569,229	2,340,736	2,215,633	2,006,714

Minority interests	c, f, i	876	6,089	2,008	7,619

Total shareholders’ equity (US GAAP) / Equity attributable to UBS shareholders (IFRS)		64,523	49,686	61,616	44,015

Total equity (IFRS)			55,775		51,634

Total liabilities, minority interests and shareholders’ equity		2,634,628	2,396,511	2,279,257	2,058,348

Note: References above coincide with the discussions in Note 41.1 and Note 41.5. These references indicate which IFRS to US GAAP differences affect an individual financial statement caption. Certain prior year US GAAP amounts have been reclassified to conform to the current year’s presentation.

Financial Statements
Notes to the Financial Statements

Note 41.8 Comprehensive Income

Comprehensive income under US GAAP is defined as the change in shareholders’ equity excluding transactions with shareholders. Comprehensive income has two major components: Net profit, as reported in the income statement, and Other comprehensive income (OCI). OCI includes foreign currency translation adjustments and changes in unrealized gains / losses on available-for-sale securities. In addition, up to 31 December 2006, OCI included adjustments to the additional minimum pension liability, which as of 31 December 2006 has been eliminated to reflect that a minimum pension liability is no longer recognized under US GAAP. However, as a result of the adoption of SFAS 158 as discussed in Note 41.1.g, OCI now includes changes in gains or losses and prior service costs or credits relating to post-retirement benefit plans that have not been recognized as components of net periodic pension costs. The components and Accumulated other comprehensive income amounts on a US GAAP basis for the years ended 31 December 2006, 31 December 2005 and 31 December 2004 are as follows:

		Unrealized
		gains /			Accumulated
		(losses) on	Pension and		other compre-
	Foreign	available-	Other Post-		hensive	Comprehen-
	currency	for-sale	Retirement	Deferred	income /	sive income /
CHF million	translation	investments	Benefit Plans	income taxes	(loss)	(loss)

Balance at 1 January 2004	(1,815)	175	(306)	211	(1,735)

Net profit						8,818

Other comprehensive income:

Foreign currency translation	(1,062)			236	(826)	(826)

Net unrealized gains / (losses) on available-for-sale investments		32		(15)	17	17

Impairment charges reclassified to the income statement		10		(2)	8	8

Reclassification of (gains) / losses on available-for-sale investments realized in net profit		(5)		1	(4)	(4)

Additional minimum pension liability			(819)	21	(798)	(798)

Other comprehensive income / (loss)	(1,062)	37	(819)	241	(1,603)	(1,603)

Comprehensive income						7,215

Balance at 31 December 2004	(2,877)	212	(1,125)	452	(3,338)

Net profit						12,352

Other comprehensive income:

Foreign currency translation	2,380			(292)	2,088	2,088

Net unrealized gains / (losses) on available-for-sale investments		130		(6)	124	124

Impairment charges reclassified to the income statement		19		(3)	16	16

Reclassification of (gains) / losses on available-for-sale investments realized in net profit		(19)		3	(16)	(16)

Additional minimum pension liability			(127)	18	(109)	(109)

Other comprehensive income / (loss)	2,380	130	(127)	(280)	2,103	2,103

Comprehensive income						14,455

Balance at 31 December 2005	(497)	342	(1,252)	172	(1,235)

Net profit						11,486

Other comprehensive income:

Foreign currency translation	(1,269)			83	(1,186)	(1,186)

Net unrealized gains / (losses) on available-for-sale investments		1,506		(323)	1,183	1,183

Impairment charges reclassified to the income statement		5		(1)	4	4

Reclassification of (gains) / losses on available-for-sale investments realized in net profit		(460)		97	(363)	(363)

Additional minimum pension liability			(38)	4	(34)	(34)

Other comprehensive income / (loss)	(1,269)	1,051	(38)	(140)	(396)	(396)

Comprehensive income						11,090

Pension and other post-retirement benefit plans – initial adoption of SFAS 158[1]			(1,815)	475	(1,340)

Balance at 31 December 2006	(1,766)	1,393	(3,105)	507	(2,971)

1 Represents the incremental effect of transferring amounts not recognized in the income statement to Accumulated other comprehensive income.

Note 42 Additional Disclosures Required under US GAAP and SEC Rules

In addition to the differences in valuation, income recognition and presentation, disclosure differences exist between IFRS and US GAAP. The following are additional disclosures that relate to the basic Financial Statements required under US GAAP. Unless otherwise indicated in the note, all amounts are shown on an IFRS basis.

Note 42.1 Variable Interest Entities

Introduction

Since 1 January 2004, UBS has applied FASB Interpretation No. 46, Consolidation of Variable Interest Entities (revised December 2003), an interpretation of Accounting Research Bulletin No. 51 (FIN 46-R). Until 31 December 2003, the predecessor standard, FIN 46, had application to UBS only with respect to transitional disclosure requirements, and consolidation requirements for certain variable interest entities (VIEs) created after 31 January 2003. All amounts in Note 42.1 are reported on a US GAAP basis.

Identification of variable interest entities (VIEs) and measurement of variable interests

Qualifying special purpose entities (QSPEs) per FASB Statement No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities are excluded from the scope of FIN 46-R. In most other cases, US GAAP requires that control over an entity be assessed first based on voting interests; if voting interests do not exist, or differ significantly from economic interests, the entity is considered a VIE under FIN 46-R, and control is assessed based on its variable interests. Specifically, VIEs are legal entities in which no equity investors exist, or the equity investors:
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
VIEs are evaluated for consolidation based on all contractual, ownership, or other interests that expose their holders to the risks and rewards of the entity. These interests are termed variable interests and include only investments or contractual interests whose value changes with changes in the fair value of a VIE’s net assets, exclusive of variable interests. Interests of related parties (including management, employees, affiliates and agents) are included in the evaluation as if owned directly by the enterprise.
The holder of a variable interest that receives a majority of a VIE’s expected losses, expected residual returns, or both, is the VIE’s primary beneficiary and must consolidate the VIE and provide certain disclosures. The holder of a significant variable interest in a VIE is required to make disclosures only. UBS treats variable interests of more than 20% of a VIE’s expected losses, expected residual returns, or both, as significant.

The FASB Emerging Issues Task Force (EITF) has summarized four different general approaches to the application of FIN 46-R in EITF issue No. 04-7. In applying FIN 46-R, UBS has adopted a quantitative approach, particularly for derivatives, based on variability in the fair value of the net assets in the VIE, exclusive of variable interests.
Under this approach, investments or derivatives in a VIE either create (increase), or absorb (decrease) variability in the fair value of a VIE’s net assets. The VIE counterparty is a risk creator (risk maker), or risk absorber (risk taker), respectively. Only risk absorption (risk taker) positions are assessed; risk creation interests are deemed not to be variable interests.
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

In certain cases, an entity not consolidated under IFRS is consolidated under FIN 46-R because UBS is the primary beneficiary. Significant groups of these include CHF 2.5 billion of investment fund products, and CHF 1.1 billion of securitization VIEs, which includes some third-party VIEs mentioned below.
UBS has reviewed the population of potential third-party VIEs it is involved with. Those identified in which UBS is the primary beneficiary, and which are consolidated for US GAAP purposes, have combined assets of approximately CHF 3.4 billion and are included in the table below.

Many entities consolidated under US GAAP due to FIN 46-R are already consolidated under IFRS, based on the determination of exercise of control under IFRS. The total size of this population is approximately CHF 7.5 billion, mostly comprising investment funds managed by UBS, other investment fund products, employee equity compensation trusts mentioned previously, and private equity investments.
Certain VIEs in which UBS is the primary beneficiary, but for which UBS also holds a majority voting interest, are consolidated, but do not require disclosure in the table below. In most cases such VIEs, or their financial position and performance, are already consolidated under IFRS.
The creditors or beneficial interest holders of VIEs in which UBS is the primary beneficiary do not have any recourse to the general credit of UBS.

VIEs in which UBS is the primary beneficiary
		Consolidated assets that are collateral
CHF million		for the VIEs' obligations
Nature, purpose and activities of VIEs	Total assets	Classification	Amount

Securitizations	1,085	Loan receivables, government debt	1,085
		securities, corporate debt securities

Investment fund products	3,898	Investment funds	3,898

Investment funds managed by UBS	1,027	Debt, Equity	984

Passive intermediary to a derivative transaction	1,260	Loan receivables, corporate debt securities	1,260

Trust vehicles for awards to UBS employees	1,829	UBS shares and derivatives thereon	1,829

Private equity investments	397	Private equity investments	272

Other miscellaneous structures	1,600	Equity, derivatives, investment funds	615

Total 31.12.06	11,096		9,943

Entities which are de-consolidated for US GAAP purposes

In certain cases, an entity consolidated under IFRS is not consolidated under FIN 46-R. UBS consolidates under IFRS several entities that have issued preferred securities amounting to CHF 4.5 billion, which are de-consolidated for US GAAP purposes. Under IFRS the preferred securities are equity instruments held by third parties and are treated as minority interests, with dividends paid also reported in minority interests; the UBS issued debt held by these entities and the respective interest amounts are eliminated in consolidation. Under US GAAP, these entities are not consolidated and the UBS-issued debt is recognized as a liability in the UBS Group Financial Statements, with interest paid reported in Interest expense.

Note 42 Additional Disclosures Required under US GAAP and SEC Rules (continued)
Note 42.1 Variable Interest Entities (continued)

VIEs in which UBS holds a significant variable interest

VIEs in which UBS holds a significant variable interest but does not consolidate the VIE are mostly used in securitizations, or as investment fund products, including funds managed by UBS.

UBS has reviewed the population of potential third-party VIEs it is involved with. Those identified in which UBS holds a significant variable interest have combined assets of approximately CHF 4.6 billion, for which UBS has a maximum exposure to loss of approximately CHF 2.4 billion. Disclosures for these are included in the table below.

VIEs in which UBS holds a significant variable interest
CHF million			Maximum exposure
Nature, purpose and activities of VIEs	Total assets	Nature of involvement	to loss

Securitizations	61	UBS holds beneficial interests	0

Investment fund products	5,707	UBS holds notes or units	1,975

Investment funds managed by UBS	23,870	UBS acts as investment manager	17,772

		SPE used for credit protection -- UBS sells credit risk on
Credit protection vehicles	1,200	portfolios to investors	894

Other miscellaneous structures	1,181	UBS acts as swap counterparty	301

Total 31.12.06	32,019		20,942

Third-party VIEs not otherwise classified
FIN 46-R requires UBS to consider all VIEs for consolidation, including VIEs which UBS has not created, but in which it holds variable interests as a third-party counterparty, either through direct or indirect investment, or through derivative transactions.

UBS has identified that it holds variable interests in 81 third party VIEs that in some cases could result in UBS being considered the primary beneficiary, but the information necessary to make this determination, or perform the accounting required to consolidate the VIE was held by third parties, and was not available to UBS. Additional disclosures for these VIEs are provided in the table below.

VIEs not originated by UBS – information determining VIE status unavailable from third parties
			Net income	Maximum
CHF million			from VIE in	exposure
Nature, purpose and activities of VIEs	Total assets	Nature of involvement	current period	to loss

Investment fund products	5,204	UBS acts as swap counterparty	441	4,483

Total 31.12.06	5,204		441	4,483

Financial Statements
Notes to the Financial Statements

Note 42 Additional Disclosures Required under US GAAP and SEC Rules (continued)
Note 42.2 Securitizations

UBS records a securitization of financial assets when the transfer of financial assets to the special purpose entity meets the accounting criteria to be accounted for as a sale. These criteria include: (1) the assets are legally isolated from UBS’s creditors; (2) the entity can pledge or exchange the financial assets, or if the entity is a qualifying special purpose entity, its investors can pledge or exchange their beneficial interests; and (3) UBS does not maintain effective control over the transferred assets through an agreement to repurchase the assets before their maturity or have the ability to unilaterally cause the holder to return the assets.

During the years ended 31 December 2006, 2005 and 2004, UBS securitized residential mortgage loans and securities, commercial mortgage loans and other financial assets, acting as lead or co-manager. UBS’s continuing involvement in these transactions was primarily limited to the temporary retention of various security interests. All amounts are shown on a US GAAP basis. Prior period amounts have been adjusted to conform to the current year’s presentation.

Proceeds received at the time of securitization were as follows:

	Proceeds Received
CHF billion	31.12.06	31.12.05	31.12.04

Residential mortgage securitizations	38	58	91

Commercial mortgage securitizations	6	5	3

Other financial asset securitizations	18	9	9

Related pre-tax gains (losses) recognized, including unrealized gains (losses) on retained interests, at the time of securitization were as follows:

	Pre-tax gains / (losses) recognized
CHF million	31.12.06	31.12.05	31.12.04

Residential mortgage securitizations	128	102	197

Commercial mortgage securitizations	143	125	141

Other financial asset securitizations	(49)	17	21

At 31 December 2006 and 2005, UBS retained CHF 3.5 billion and CHF 1.7 billion, respectively, in agency residential mortgage securities, backed by the Government National Mortgage Association (GNMA), the Federal National Mortgage Association (FNMA) and the Federal Home Loan Mortgage Corporation (FHLMC). The retained interests in investment-grade non-residential and other asset-backed securities amounted to CHF 1,618 million at 31 December 2006 and CHF 713 million at 31 December 2005. The fair value of investment-grade retained interests is generally determined using observable market prices. Retained interests in non-investment-grade securities were not material at 31 December 2006 and 2005.

Note 42 Additional Disclosures Required under US GAAP and SEC Rules (continued)
Note 42.3 Industrial Holdings’ Income Statement

After the acquisition of an additional 20% stake in Motor-Columbus, a Swiss holding company whose most significant asset is a 59.3% interest in Atel, a Swiss-based European energy provider, UBS held a majority ownership interest in the company, and as a result, consolidated Motor-Columbus in its Financial Statements since 1 July 2004. The investment in Motor-Columbus is presented as a discontinued operation in the income statements for the years ended 31 December 2006, 31 December 2005 and 31 December 2004 due to its

sale on 23 March 2006 (refer to Note 38 Discontinued Operations). In addition, due to the adoption of IAS 27 Consolidated and Separate Financial Statements which is further described in Note 1b), UBS retrospectively consolidated certain private equity investments to 1 January 2003. The following table provides information required by Regulation S-X for commercial and industrial companies, including a condensed income statement and certain additional balance sheet information.

Industrial Holdings' Income Statement
	As of or for the year ended
CHF million	31.12.06	31.12.05	31.12.04

Operating income

Net sales	693	675	640

Operating expenses

Cost of products sold	469	457	425

Marketing expenses	52	61	64

General and administrative expenses	135	124	111

Amortization of goodwill	0	0	27

Amortization of other intangible assets	5	4	2

Other operating expenses	55	105	66

Total operating expenses	716	751	695

Operating profit / (loss)	(23)	(76)	(55)

Non-operating profit

Interest income	0	5	37

Interest expense	(44)	(54)	(101)

Other non-operating income, net	334	585	334

Non-operating profit / (loss)	290	536	270

Net profit / (loss) from continuing operations before tax	267	460	215

Tax expense	35	175	51

Equity in income of associates, net of tax	11	25	5

Net profit / (loss) from continuing operations	243	310	169

Net profit from discontinued operations	865	409	284

Net profit / (loss)	1,108	719	453

Net profit / (loss) attributable to minority interests	104	207	93

Net profit / (loss) attributable to UBS shareholders	1,004	512	360

Accounts receivable trade, gross	103	2,068

Allowance for doubtful receivables	(7)	(62)

Accounts receivables trade, net	96	2,006

Financial Statements
Notes to the Financial Statements

Note 42 Additional Disclosures Required under US GAAP and SEC Rules (continued)
Note 42.4 Indemnifications

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

The most significant business where UBS provides representations and warranties is asset securitizations. UBS generally represents that certain securitized assets meet specific requirements, for example documentary attributes. UBS may be required to repurchase the assets and/or indemnify the purchaser of the assets against losses due to any breaches of such representations or warranties. Generally, the maximum amount of future payments the Group would be required to make under such repurchase and/or indemnification provisions would be equal to the current amount of assets held by such securitization-related SPEs as of 31 December 2006, plus, in certain circumstances, accrued and unpaid interest on such assets and certain expenses. The potential loss due to such repurchase and/or indemnity is mitigated by the due diligence UBS performs to ensure that the assets comply with the requirements set forth in the representations and warranties. UBS receives no compensation for representations and warranties, and it is not possible to determine their fair value because they rarely, if ever, result in a payment. Historically, losses incurred on such repurchases and / or indemnifications have been insignificant. Management expects the risk of material loss to be remote. No liabilities related to such representations, warranties, and indemnifications are included in the balance sheet at 31 December 2006 and 2005.

Note 42.5 Pension and Other Post-Retirement Benefit Plans

All amounts in Note 42.5 are on a US GAAP basis. The additional minimum liability required amounts to CHF 1,290 million, CHF 1,252 million and CHF 1,125 million as of 31 December 2006, 2005 and 2004, respectively.

Incremental Effect of First Time Application of SFAS 158

The incremental effects on individual line items in the 31 December 2006 Financial Statements due to the adoption of SFAS 158 Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans (see Note 41.2 for details) are as follows:

	31.12.06
	Before		After
	application of		application of
CHF million	SFAS 158	Adjustment	SFAS 158

Other assets	86,008	(1,981)	84,027

Total assets	86,008	(1,981)	84,027

Other liabilities	129,880	(641)	129,239

Total liabilities	129,880	(641)	129,239

Total shareholder’ equity	65,863	(1,340)	64,523

Amounts Included in Accumulated Other Comprehensive Income (AOCI)

	31.12.06
			Post-retirement
			medical and
CHF million	Swiss plans	Foreign plans	life plans	Total

Net gains or losses	(564)	(1,386)	(25)	(1,975)

Net prior service costs or credits	(1,153)	41	(15)	(1,127)

Transition assets	0	0	(3)	(3)

Ending balance in AOCI	(1,717)	(1,345)	(43)	(3,105)

Amounts in AOCI expected to be recognized as components of net periodic benefit cost in 2007

Net gains or losses	0	73	0	73

Net prior service costs or credits	347	(7)	1	341

Transition assets	0	0	0	0

Total	347	66	1	414

No plan assets are expected to be returned to the Group during 2007.

For more details on the pension and other post-retirement benefit plans on an IFRS basis, see Note 31.

Note 42 Additional Disclosures Required under US GAAP and SEC Rules (continued)
Note 42.6 Supplemental Guarantor Information

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
Under the guarantee, if UBS Americas Inc. fails to make any timely payment under the Debt Securities agreements, the holders of the Debt Securities or the Debt Securities trustee may demand payment from UBS without first proceeding against UBS Americas Inc. UBS’s obligations under the subordinated note guarantee are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of UBS. At 31 December 2006, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated is approximately CHF 2,324 billion.
The information presented in this note is prepared in accordance with IFRS and should be read in conjunction with the Consolidated Financial Statements of UBS of which this information is a part. At the bottom of each column, Net profit and Shareholders’ equity have been reconciled to US GAAP. See Note 41 for a detailed reconciliation of the IFRS Financial Statements to US GAAP for UBS on a consolidated basis.

Supplemental Guarantor Consolidating Income Statement

CHF million	UBS AG	UBS		Consolidating
For the year ended 31 December 2006	Parent Bank[1]	Americas Inc.	Subsidiaries	entries	UBS Group

Operating income

Interest income	60,057	42,667	39,269	(54,592)	87,401

Interest expense	(56,020)	(41,049)	(38,403)	54,592	(80,880)

Net interest income	4,037	1,618	866	0	6,521

Credit loss (expense) / recovery	167	(6)	(5)	0	156

Net interest income after credit loss expense	4,204	1,612	861	0	6,677

Net fee and commission income	11,646	8,590	5,645	0	25,881

Net trading income	10,306	1,634	1,378	0	13,318

Income from subsidiaries	3,760	0	0	(3,760)	0

Other income	(450)	1,637	409	0	1,596

Revenues from industrial holdings	0	0	693	0	693

Total operating income	29,466	13,473	8,986	(3,760)	48,165

Operating expenses

Personnel expenses	12,208	8,040	3,423	0	23,671

General and administrative expenses	2,805	3,362	1,949	0	8,116

Depreciation of property and equipment	979	133	151	0	1,263

Amortization of other intangible assets	14	83	56	0	153

Goods and materials purchased	0	0	295	0	295

Total operating expenses	16,006	11,618	5,874	0	33,498

Operating profit from continuing operations before tax	13,460	1,855	3,112	(3,760)	14,667

Tax expense / (benefit)	1,715	585	486	0	2,786

Net profit / (loss) from continuing operations	11,745	1,270	2,626	(3,760)	11,881

Net profit / (loss) from discontinued operations	512	0	357	0	869

Net profit / (loss)	12,257	1,270	2,983	(3,760)	12,750

Net profit / (loss) attributable to minority interests	0	527	(34)	0	493

Net profit / (loss) attributable to UBS shareholders	12,257	743	3,017	(3,760)	12,257

Net profit / (loss) US GAAP[2]	8,748	259	2,479	0	11,486

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.  2 Refer to Note 41 for a description of the differences between IFRS and US GAAP.

Note 42 Additional Disclosures Required under US GAAP and SEC Rules (continued)
Note 42.6 Supplemental Guarantor Information (continued)

Supplemental Guarantor Consolidating Balance Sheet

CHF million	UBS AG	UBS		Consolidating
As of 31 December 2006	Parent Bank[1]	Americas Inc.	Subsidiaries	entries	UBS Group

Assets

Cash and balances with central banks	2,660	78	757	0	3,495

Due from banks	121,404	16,884	182,850	(270,712)	50,426

Cash collateral on securities borrowed	99,829	303,607	156,083	(207,929)	351,590

Reverse repurchase agreements	270,814	167,222	300,862	(333,064)	405,834

Trading portfolio assets	294,590	188,710	143,736	0	627,036

Trading portfolio assets pledged as collateral	162,722	51,834	36,922	0	251,478

Positive replacement values	318,936	13,168	173,243	(176,902)	328,445

Financial assets designated at fair value	2,902	4,147	7,146	(8,265)	5,930

Loans	414,031	40,279	38,644	(180,433)	312,521

Financial investments available-for-sale	5,843	862	2,232	0	8,937

Accrued income and prepaid expenses	6,598	4,029	4,809	(5,075)	10,361

Investments in associates	34,887	179	237	(33,780)	1,523

Property and equipment	5,432	637	844	0	6,913

Goodwill and other intangible assets	258	11,128	3,387	0	14,773

Other assets	10,709	5,524	5,587	(4,571)	17,249

Total assets	1,751,615	808,288	1,057,339	(1,220,731)	2,396,511

Liabilities

Due to banks	228,992	114,782	130,627	(270,712)	203,689

Cash collateral on securities lent	106,019	57,937	107,061	(207,929)	63,088

Repurchase agreements	167,166	419,427	291,951	(333,064)	545,480

Trading portfolio liabilities	107,747	71,165	25,861	0	204,773

Negative replacement values	326,216	13,629	169,590	(176,902)	332,533

Financial liabilities designated at fair value	121,074	49	32,829	(8,265)	145,687

Due to customers	504,502	80,936	165,560	(180,433)	570,565

Accrued expenses and deferred income	12,336	8,406	5,860	(5,075)	21,527

Debt issued	110,020	29,149	50,974	0	190,143

Other liabilities	16,488	4,284	47,050	(4,571)	63,251

Total liabilities	1,700,560	799,764	1,027,363	(1,186,951)	2,340,736

Equity attributable to UBS shareholders	51,055	5,539	26,872	(33,780)	49,686

Minority interests	0	2,985	3,104	0	6,089

Total equity	51,055	8,524	29,976	(33,780)	55,775

Total liabilities and equity	1,751,615	808,288	1,057,339	(1,220,731)	2,396,511

Total shareholders’ equity – US GAAP[2]	29,738	7,287	27,498	0	64,523

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.  2 Refer to Note 41 for a description of the differences between IFRS and US GAAP.

Financial Statements
Notes to the Financial Statements

Note 42 Additional Disclosures Required under US GAAP and SEC Rules (continued)
Note 42.6 Supplemental Guarantor Information (continued)

Note 42.6 Supplemental Guarantor Consolidating Cash Flow Statement

CHF million	UBS AG	UBS
For the year ended 31 December 2006	Parent Bank[1]	Americas Inc.	Subsidiaries	UBS Group

Net cash flow from / (used in) operating activities	(1,705)	(14,810)	11,805	(4,710)

Cash flow from / (used in) investing activities

Investments in subsidiaries and associates	2,856	0	0	2,856

Disposal of subsidiaries and associates	1,154	0	0	1,154

Purchase of property and equipment	(1,292)	(255)	(246)	(1,793)

Disposal of property and equipment	298	47	154	499

Net (investment in) / divestment of financial investments available-for-sale	90	433	1,200	1,723

Net cash flow from / (used in) investing activities	3,106	225	1,108	4,439

Cash flow from / (used in) financing activities

Net money market paper issued / (repaid)	17,526	1,039	(1,644)	16,921

Net movements in treasury shares and own equity derivative activity	(3,624)	0	0	(3,624)

Capital issuance	1	0	0	1

Capital repayment by par value reduction	(631)	0	0	(631)

Dividends paid	(3,214)	0	0	(3,214)

Issuance of long-term debt, including financial liabilities designated at fair value	79,358	10,881	7,436	97,675

Repayment of long-term debt, including financial liabilities designated at fair value	(48,959)	(447)	(10,545)	(59,951)

Increase in minority interests	0	85	1,246	1,331

Dividend payments to / purchase from minority interests	0	2,441	(3,513)	(1,072)

Net activity in investments in subsidiaries	(8,246)	3,055	5,191	0

Net cash flow from / (used in) financing activities	32,211	17,054	(1,829)	47,436

Effects of exchange rate differences	388	(1,871)	(634)	(2,117)

Net increase / (decrease) in cash equivalents	34,000	598	10,450	45,048

Cash and cash equivalents, beginning of the year	68,548	13,531	8,963	91,042

Cash and cash equivalents, end of the year	102,548	14,129	19,413	136,090

Cash and cash equivalents comprise:

Cash and balances with central banks	2,660	78	757	3,495

Money market paper[2]	73,431	11,488	2,225	87,144

Due from banks with original maturity of less than three months	26,457	2,563	16,431	45,451

Total	102,548	14,129	19,413	136,090

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.  2 Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments available-for-sale. CHF 7,183 million was pledged at 31 December 2006.

Note 42 Additional Disclosures Required under US GAAP and SEC Rules (continued)
Note 42.6 Supplemental Guarantor Information (continued)

42.6 Supplemental Guarantor Consolidating Income Statement

CHF million	UBS AG	UBS		Consolidating
For the year ended 31 December 2005	Parent Bank[1]	Americas Inc.	Subsidiaries	entries	UBS Group

Operating income

Interest income	39,779	27,782	20,729	(29,004)	59,286

Interest expense	(33,892)	(24,803)	(20,067)	29,004	(49,758)

Net interest income	5,887	2,979	662	0	9,528

Credit loss (expense) / recovery	370	(3)	8	0	375

Net interest income after credit loss expense	6,257	2,976	670	0	9,903

Net fee and commission income	9,670	7,420	4,346	0	21,436

Net trading income	7,453	(123)	666	0	7,996

Income from subsidiaries	(675)	0	0	675	0

Other income	2,635	476	(1,989)	0	1,122

Revenues from industrial holdings	0	0	675	0	675

Total operating income	25,340	10,749	4,368	675	41,132

Operating expenses

Personnel expenses	9,962	6,587	3,599	0	20,148

General and administrative expenses	2,330	2,667	1,635	0	6,632

Depreciation of property and equipment	988	140	133	0	1,261

Amortization of other intangible assets	24	70	37	0	131

Goods and materials purchased	0	0	283	0	283

Total operating expenses	13,304	9,464	5,687	0	28,455

Operating profit from continuing operations before tax	12,036	1,285	(1,319)	675	12,677

Tax expense / (benefit)	1,712	1,079	(320)	0	2,471

Net profit / (loss) from continuing operations	10,324	206	(999)	675	10,206

Net profit / (loss) from discontinued operations	3,705	0	779	0	4,484

Net profit / (loss)	14,029	206	(220)	675	14,690

Net profit / (loss) attributable to minority interests	0	122	539	0	661

Net profit / (loss) attributable to UBS shareholders	14,029	84	(759)	675	14,029

Net profit / (loss) US GAAP[2]	14,490	(891)	(1,247)	0	12,352

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.  2 Refer to Note 41 for a description of the differences between IFRS and US GAAP.

Financial Statements
Notes to the Financial Statements

Note 42 Additional Disclosures Required under US GAAP and SEC Rules (continued)
Note 42.6 Supplemental Guarantor Information (continued)

Supplemental Guarantor Consolidating Balance Sheet

CHF million	UBS AG	UBS		Consolidating
As of 31 December 2005	Parent Bank[1]	Americas Inc.	Subsidiaries	entries	UBS Group

Assets

Cash and balances with central banks	2,712	5	2,642	0	5,359

Due from banks	127,321	14,684	156,999	(265,360)	33,644

Cash collateral on securities borrowed	98,105	257,943	118,415	(186,028)	288,435

Reverse repurchase agreements	240,762	162,069	284,360	(282,759)	404,432

Trading portfolio assets	299,750	174,707	24,840	0	499,297

Trading portfolio assets pledged as collateral	79,333	36,956	38,470	0	154,759

Positive replacement values	330,894	6,656	158,514	(162,282)	333,782

Financial assets designated at fair value	2,186	737	(1,770)	0	1,153

Loans	299,518	41,901	33,987	(95,496)	279,910

Financial investments available-for-sale	3,198	910	2,443	0	6,551

Accrued income and prepaid expenses	5,720	3,135	4,877	(4,814)	8,918

Investments in associates	31,250	173	1,974	(30,441)	2,956

Property and equipment	5,462	592	3,369	0	9,423

Goodwill and other intangible assets	641	11,095	1,750	0	13,486

Other assets	7,509	3,758	7,468	(2,492)	16,243

Total assets	1,534,361	715,321	838,338	(1,029,672)	2,058,348

Liabilities

Due to banks	181,592	126,834	81,262	(265,360)	124,328

Cash collateral on securities lent	85,369	50,395	110,202	(186,028)	59,938

Repurchase agreements	132,073	360,932	268,262	(282,759)	478,508

Trading portfolio liabilities	113,171	69,460	6,000	0	188,631

Negative replacement values	337,172	7,274	155,499	(162,282)	337,663

Financial liabilities designated at fair value	93,207	0	24,194	0	117,401

Due to customers	434,675	63,243	64,485	(95,496)	466,907

Accrued expenses and deferred income	10,439	7,494	5,672	(4,814)	18,791

Debt issued	87,267	19,496	53,947	0	160,710

Other liabilities	10,409	3,594	42,326	(2,492)	53,837

Total liabilities	1,485,374	708,722	811,849	(999,231)	2,006,714

Equity attributable to UBS shareholders	48,987	6,485	18,984	(30,441)	44,015

Minority interests	0	114	7,505	0	7,619

Total equity	48,987	6,599	26,489	(30,441)	51,634

Total liabilities and equity	1,534,361	715,321	838,338	(1,029,672)	2,058,348

Total shareholders’ equity – US GAAP[2]	33,028	8,415	20,173	0	61,616

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.  2 Refer to Note 41 for a description of the differences between IFRS and US GAAP.

Note 42 Additional Disclosures Required under US GAAP and SEC Rules (continued)
Note 42.6 Supplemental Guarantor Information (continued)

Note 42.6 Supplemental Guarantor Consolidating Cash Flow Statement

CHF million	UBS AG	UBS
For the year ended 31 December 2005	Parent Bank[1]	Americas Inc.	Subsidiaries	UBS Group

Net cash flow from / (used in) operating activities	(29,118)	(15,771)	(18,318)	(63,207)

Cash flow from / (used in) investing activities

Investments in subsidiaries and associates	(1,540)	0	0	(1,540)

Disposal of subsidiaries and associates	3,240	0	0	3,240

Purchase of property and equipment	(1,153)	(155)	(584)	(1,892)

Disposal of property and equipment	71	6	193	270

Net (investment in) / divestment of financial investments available-for-sale	(4,667)	(40)	2,220	(2,487)

Net cash flow from / (used in) investing activities	(4,049)	(189)	1,829	(2,409)

Cash flow from / (used in) financing activities

Net money market paper issued / (repaid)	22,698	615	(92)	23,221

Net movements in treasury shares and own equity derivative activity	(2,416)	0	0	(2,416)

Capital issuance	2	0	0	2

Dividends paid	(3,105)	0	0	(3,105)

Issuance of long-term debt, including financial liabilities designated at fair value	50,587	14,635	11,085	76,307

Repayment of long-term debt, including financial liabilities designated at fair value	(17,780)	(753)	(11,924)	(30,457)

Increase in minority interests	0	8	1,564	1,572

Dividend payments to / purchase from minority interests	0	(175)	(400)	(575)

Net activity in investments in subsidiaries	(1,591)	(214)	1,805	0

Net cash flow from / (used in) financing activities	48,395	14,116	2,038	64,549

Effects of exchange rate differences	3,283	(720)	2,455	5,018

Net increase / (decrease) in cash equivalents	18,511	(2,564)	(11,996)	3,951

Cash and cash equivalents, beginning of the year	50,037	16,095	20,959	87,091

Cash and cash equivalents, end of the year	68,548	13,531	8,963	91,042

Cash and cash equivalents comprise:

Cash and balances with central banks	2,712	5	2,642	5,359

Money market paper[2]	47,838	8,991	997	57,826

Due from banks with original maturity of less than three months	17,998	4,535	5,324	27,857

Total	68,548	13,531	8,963	91,042

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.  2 Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments available-for-sale. CHF 4,744 million was pledged at 31 December 2005.

Guarantee of other securities
UBS AG, acting through a wholly owned finance subsidiaries, issued the following trust preferred securities:

USD billion, unless otherwise indicated		Outstanding as of 31.12.06
Issuing entity	Type of security	Date issued	Interest (%)	Amount

UBS Preferred Funding Trust I	Trust preferred securities	October 2000	8.622	1.5

UBS Preferred Funding Trust II	Trust preferred securities[1]	June 2001	7.247	0.5

UBS Preferred Funding Trust IV	Floating rate noncumulative trust preferred securities	May 2003	one-month LIBOR + 0.7%	0.3

UBS Preferred Funding Trust V	Trust preferred securities	May 2006	6.243	1.0

1 In June 2006, USD 300 million (at 7.25%) of Trust preferred securities also issued in June 2001 were redeemed.

UBS AG has fully and unconditionally guaranteed these securities. UBS’s obligations under the trust preferred securities guarantee are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of UBS. At
31 December 2006, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated is approximately CHF 2,324 billion.

Financial Statements
Notes to the Financial Statements

Note 42 Additional Disclosures Required under US GAAP and SEC Rules (continued)
Note 42.7 Pro-Forma Effect of the Fair Value Method of Accounting on US GAAP Net Profit

The following table presents US GAAP Net profit and earnings per share for the year ended 31 December 2004 as if UBS had applied the fair value method of accounting for its share-based compensation plans in that period. With the adoption of SFAS 123-R on 1 January 2005, UBS adopted the fair value method of accounting for its share-based compensation plans using the modified prospective method. See Note 41.1h) for details.

CHF million, except per share data	31.12.04

Net profit under US GAAP, as reported	8,818

Add: Equity-based employee compensation expense included in reported net income, net of tax	1,209

Deduct: Total equity-based employee compensation expense determined under the fair-value-based method for all awards, net of tax	(1,717)

Net profit, pro-forma	8,310

Earnings per share

Basic, as reported	4.28

Basic, pro-forma	4.03

Diluted, as reported	4.07

Diluted, pro-forma	3.84

UBS AG (Parent Bank)

UBS AG (Parent Bank)

UBS AG (Parent Bank)

UBS AG (Parent Bank)

Parent Bank Review

Income Statement

The Parent Bank UBS AG Net profit decreased by CHF 6,939 million from CHF 13,497 million to CHF 6,558 million. Income from investments in associated companies decreased to CHF 1,910 million from CHF 3,943 million in 2005 mainly due to lower dividend distributions received. The decrease in Extraordinary income and increase in Extraordinary expenses are explained on page 222.

Balance Sheet

Total assets increased by CHF 226 billion to CHF 1,586 billion at 31 December 2006. This movement is mainly caused by increased positions in Money market paper of CHF 26 billion, Due from banks of CHF 8 billion and Due from customers of CHF 131 billion (of which CHF 88 billion relates to Dillon Read Capital Management and the remaining amount mainly relates to current and margin accounts). A considerable increase resulted as well in Trading balances in securities and precious metals of CHF 53 billion (thereof debt instruments CHF 12 billion, equities CHF 33 billion and precious metals CHF 8 billion). The investments in associated companies expanded by CHF 5 billion which is mainly due to new investments or additional financing of subsidiaries abroad of Banco Pactual S.A., UBS VIII Wilmington (as “funding unit”), Dillon Read Capital Management and Global Futures and Options Business of ABN AMRO but also includes the reduction of investments in associated companies due to the sale of Motor-Columbus.

UBS AG (Parent Bank)
Financial Statements

Financial Statements

Income Statement
	For the year ended		% change from
CHF million	31.12.06	31.12.05	31.12.05

Interest and discount income	45,978	27,320	68

Interest and dividend income from trading portfolio	15,324	12,482	23

Interest and dividend income from financial investments	32	36	(11)

Interest expense	(57,507)	(33,972)	69

Net interest income	3,827	5,866	(35)

Credit-related fees and commissions	199	244	(18)

Fee and commission income from securities and investment business	12,288	9,751	26

Other fee and commission income	840	773	9

Fee and commission expense	(1,820)	(1,349)	35

Net fee and commission income	11,507	9,419	22

Net trading income	9,467	7,289	30

Net income from disposal of financial investments	333	95	251

Income from investments in associated companies	1,910	3,943	(52)

Income from real estate holdings	21	38	(45)

Sundry income from ordinary activities	2,982	2,164	38

Sundry ordinary expenses	(3,059)	(2,352)	30

Other income from ordinary activities	2,187	3,888	(44)

Operating income	26,988	26,462	2

Personnel expenses	12,886	10,999	17

General and administrative expenses	4,736	4,113	15

Operating expenses	17,622	15,112	17

Operating profit	9,366	11,350	(17)

Depreciation and write-offs on investments in associated companies and fixed assets	1,352	1,265	7

Allowances, provisions and losses	342	27

Profit before extraordinary items and taxes	7,672	10,058	(24)

Extraordinary income	1,095	5,274	(79)

Extraordinary expenses	239	0

Tax expense / (benefit)	1,970	1,835	7

Profit for the period	6,558	13,497	(51)

Balance Sheet
			% change from
CHF million	31.12.06	31.12.05	31.12.05

Assets

Liquid assets	2,660	2,712	(2)

Money market paper	73,430	47,840	53

Due from banks	439,098	431,071	2

Due from customers	316,241	185,331	71

Mortgage loans	153,114	153,387	0

Trading balances in securities and precious metals	411,981	358,600	15

Financial investments	2,844	4,216	(33)

Investments in associated companies	27,076	22,016	23

Fixed assets	4,527	4,527	0

Accrued income and prepaid expenses	6,573	5,359	23

Positive replacement values	138,222	136,503	1

Other assets	9,975	7,980	25

Total assets	1,585,741	1,359,542	17

Total subordinated assets	5,852	6,094	(4)

Total amounts receivable from Group companies	657,919	557,355	18

Liabilities

Money market paper issued	69,861	52,335	33

Due to banks	556,136	482,134	15

Due to customers on savings and deposit accounts	80,883	86,997	(7)

Other amounts due to customers	508,609	406,724	25

Medium-term bonds	2,238	1,464	53

Bond issues and loans from central mortgage institutions	143,779	102,386	40

Accruals and deferred income	16,672	13,543	23

Negative replacement values	149,879	160,002	(6)

Other liabilities	10,471	5,648	85

Allowances and provisions	2,305	2,157	7

Share capital	211	871	(76)

General statutory reserve	8,295	7,927	5

Reserve for own shares	9,114	10,562	(14)

Other reserves	20,730	13,295	56

Profit for the period	6,558	13,497	(51)

Total liabilities	1,585,741	1,359,542	17

Total subordinated liabilities	21,907	16,022	37

Total amounts payable to Group companies	450,093	404,108	11

UBS AG (Parent Bank)
Financial Statements

Statement of Appropriation of Retained Earnings
CHF million

The Board of Directors proposes to the Annual General Meeting the following appropriation:

Profit for the financial year 2006 as per the Parent Bank’s Income Statement	6,558

Appropriation to general statutory reserve	457

Appropriation to other reserves	1,519

Proposed dividends	4,582

Total appropriation	6,558

Dividend Distribution

The Board of Directors will recommend to the Annual General Meeting on 18 April 2007 that UBS should pay a dividend of CHF 2.20 per share of CHF 0.10 par value. If the dividend is approved, the payment of CHF 2.20 per share, after deduction of 35% Swiss withholding tax, would be made on 23 April 2007 for shareholders who hold UBS shares on 18 April 2007.

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
Under Swiss law, treasury shares are classified in the balance sheet as trading balances or as financial investments. Short positions are included in due to banks. Realized gains and losses on the sale, issuance or acquisition of treasury shares, and unrealized gains or losses from re-measurement of treasury shares in the trading portfolio to market value are included in the income statement. Treasury shares included in financial investments are carried at the lower of cost and market value.

Foreign currency translation

Assets and liabilities of foreign branches are translated into CHF at the exchange rates at the balance sheet date, while income and expense items are translated at weighted average rates for the period. Exchange differences arising on the translation of each of these foreign branches are credited to a provision account (other liabilities) in case of a gain, while any losses are debited first to that provision account until such provision is fully utilized, and secondly to profit and loss.

Investments in associated companies

Investments in associated companies are equity interests which are held for the purpose of the Parent Bank’s business activities or for strategic reasons. They are carried at cost less impairment, if applicable.

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

Extraordinary income and expenses

Certain items of income and expense appear as extraordinary within the Parent Bank Financial Statements, whereas in the Group Financial Statements they are considered to be operating income or expenses and appear within the appropriate income or expense category, or they are included in net profit from discontinued operations, if required.

Equity participation plans

Under IFRS, UBS recognizes the fair value of stock and stock option awards determined at the grant date as compensation expense over the required service period. Equity-settled awards are classified as equity instruments and are generally not re-measured subsequently. Cash settled awards are classified as liabilities and re-measured to fair value at each balance sheet date.
Under Swiss law, employee stock awards are accrued over the performance period, while employee stock option awards are recognized in the year of grant. Equity- and cash-settled awards are classified as liabilities. Stock option awards are re-measured at their intrinsic value.

Comparability

For 2005, current income taxes of CHF 2,092 million have been reclassified from Allowances and provisions to Accruals and deferred income and CHF 2,118 million of intra-group revenue transfers has been reclassified from Sundry income from ordinary activities to Sundry ordinary expenses to concur with the current year’s gross presentation of revenue transfers within subsidiaries.
UBS holds investments in financial assets in order to economically hedge fair value movements on certain liabilities. These financial assets are included in Trading balances in securities and precious metals. Where such investments were consolidated entities under IFRS, they were measured at the lower of cost or market until 2005. Net trading income includes gains of CHF 346 million related to prior years’ fair value movements on those investments.

UBS AG (Parent Bank)
Notes to the Financial Statements

Additional Income Statement Information

Net Trading Income
	For the year ended		% change from
CHF million	31.12.06	31.12.05	31.12.05

Equities	5,761	3,068	88

Fixed income[1]	1,629	1,540	6

Foreign exchange and other	2,077	2,681	(23)

Total	9,467	7,289	30

1 Includes commodities trading income.

Extraordinary Income and Expenses

Extraordinary income includes a CHF 678 million gain on the sale of Motor-Columbus compared to a gain on the sale of Private Banks & GAM of CHF 3,183 million in 2005. In addition, amounts in 2006 include a write-up of investments in associated companies of CHF 223 million (2005: CHF 1,263 million), releases of provisions of CHF 167 million (2005:

CHF 452 million). Amounts in 2005 include a gain of CHF 370 million resulting from a merger with a subsidiary.

Extraordinary expenses include CHF 202 million related to the under-accrual of unused vacation, sabbatical leave and service anniversary awards in prior years and a CHF 37 million loss related to the merger with a subsidiary.

Additional Balance Sheet Information

Allowances and Provisions
		Provisions	Recoveries,
		applied in	doubtful interest,		New
		accordance	currency	Provisions	provisions
	Balance at	with their	translation	released	charged	Balance at
CHF million	31.12.05	specified purpose	differences	to income	to income	31.12.06

Default risks (credit and country risk)	1,836	(439)	67	(513)	347	1,298

Trading portfolio risks	3,880		(225)	(811)		2,844

Litigation risks	328	(135)	(124)	(32)	256	293

Operational risks	1,662	(47)	97	(348)	537	1,901

Deferred taxes	19		(17)		32	34

Total allowances and provisions	7,725	(621)	(202)	(1,704)	1,172	6,370

Allowances deducted from assets	5,568					4,065

Total provisions as per balance sheet	2,157					2,305

Statement of Shareholders' Equity
						Total
						shareholders'
		General statutory	General statutory			equity (before
		reserves:	reserves:	Reserves for		distribution
CHF million	Share capital	Share premium	Retained earnings	own shares	Other reserves	of profit)

As of 31.12.04 and 1.1.05	901	6,213	1,359	9,056	21,739	39,268

Cancellation of own shares	(32)				(3,511)	(3,543)

Capital increase	2	33				35

Increase in reserves			322		(322)

Prior year dividend					(3,105)	(3,105)

Profit for the period					13,497	13,497

Changes in reserves for own shares				1,506	(1,506)

As of 31.12.05 and 1.1.06	871	6,246	1,681	10,562	26,792	46,152

Par value reduction	(631)				35	(596)

Cancellation of own shares	(30)				(3,997)	(4,027)

Capital increase	1	34				35

Increase in reserves			334		(334)

Prior year dividend					(3,214)	(3,214)

Profit for the period					6,558	6,558

Changes in reserves for own shares				(1,448)	1,448

As of 31.12.06	211	6,280	2,015	9,114	27,288	44,908

Share Capital
	Par value		Ranking for dividends
	No. of shares	Capital in CHF	No. of shares	Capital in CHF

As of 31.12.06

Issued and paid up	2,105,273,286	210,527,329	2,082,673,286	208,267,329

Conditional share capital	151,437,410	15,143,741

As of 31.12.05

Issued and paid up	2,177,265,044	870,906,018	2,109,495,044	843,798,018

Conditional share capital	3,647,002	1,458,801

On 31 December 2006, a maximum of 1,437,410 shares can be issued against the future exercise of options from former PaineWebber employee option plans. These shares are shown as conditional share capital in the table above. In addition, during 2006, shareholders approved the creation of conditional capital of up to a maximum of 150 million shares to fund UBS’s employee share option programs. As of 31 December 2006, no shares have been issued under this program.

UBS AG (Parent Bank)
Notes to the Financial Statements

Off-Balance Sheet and Other Information

Assets Pledged or Assigned as Security for Own Obligations, Assets Subject to Reservation of Title
	31.12.06		31.12.05		Change in %
CHF million	Book value	Effective liability	Book value	Effective liability	Book value	Effective liability

Money market paper	37,471	9,035	26,513	6,120	41	48

Mortgage loans	81	38	64	38	27

Securities	89,869	41,306	102,330	48,580	(12)	(15)

Total	127,421	50,379	128,907	54,738	(1)	(8)

Financial assets are pledged in securities borrowing and lending transactions, in repurchase and reverse repurchase transactions, under collateralized credit lines with central banks, against loans from mortgage institutions and for security deposits relating to stock exchange and clearinghouse memberships.

Commitments and Contingent Liabilities
			% change from
CHF million	31.12.06	31.12.05	31.12.05

Contingent liabilities	189,627	184,665	3

Irrevocable commitments	115,364	68,071	69

Liabilities for calls on shares and other equities	125	130	(4)

Confirmed credits	2,133	2,004	6

Derivative Instruments
	31.12.06			31.12.05
			Notional			Notional
			amount			amount
CHF million	PRV[1]	NRV[2]	CHF bn	PRV	NRV	CHF bn

Interest rate contracts	176,765	175,394	29,558	222,508	221,437	20,656

Credit derivative contracts	29,026	31,781	2,824	15,811	16,427	1,557

Foreign exchange contracts	76,459	70,899	6,134	57,705	58,600	4,757

Precious metal contracts	4,472	4,168	121	3,616	3,444	82

Equity / Index contracts	22,437	39,016	745	25,663	49,924	706

Commodities contracts, excluding precious metals contracts	11,459	11,017	359	10,677	9,647	194

Total derivative instruments	320,618	332,275	39,741	335,980	359,479	27,952

Replacement value netting	182,396	182,396		199,477	199,477

Replacement values after netting	138,222	149,879		136,503	160,002

1 PRV: Positive replacement value.  2 NRV: Negative replacement value.

Fiduciary Transactions
			% change from
CHF million	31.12.06	31.12.05	31.12.05

Deposits:

with other banks	41,075	37,171	11

with Group banks	1,650	1,382	19

Total	42,725	38,553	11

Due to UBS Pension Plans, Loans to Corporate Bodies / Related Parties
			% change from
CHF million	31.12.06	31.12.05	31.12.05

Due to UBS pension plans and UBS debt instruments held by pension plans	790	719	10

Securities borrowed from pension plans	7,169	2,222	223

Loans to directors, senior executives and auditors[1]	19	21	(10)

1 Loans to directors, senior executives and auditors are loans to members of the Board of Directors, the Group Executive Board and the Group’s official auditors under Swiss company law. This also includes loans to companies which are controlled by these natural or legal persons. There are no loans to the auditors.

Personnel

Parent Bank personnel was 42,443 on 31 December 2006 and 38,189 on 31 December 2005.

UBS AG (Parent Bank)

Report of the Statutory Auditors

ERNST & YOUNG

▪ Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

▪ Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS AG, Zurich and Basel

Basel, 10 March 2007

Report of the statutory auditors

As statutory auditors, we have audited the accounting records and the financial statements (income statement, balance sheet and notes on pages 217 to 225) of UBS AG for the year ended 31 December 2006.

These financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements referred to above and the proposed appropriation of available earnings comply with Swiss law and the company's articles of association.

We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Andrew McIntyre
Chartered Accountant
(in charge of the audit)

Dr. Andreas Blumer
Swiss Certified Accountant

▪ Offices in Aarau, Baden, Basel, Berne, Geneva, Lausanne, Lucerne, Lugano, St.Gallen, Zug, Zurich.
Member of the Swiss Chamber of Auditors.

UBS AG (Parent Bank)

Report of the Auditors of the Conditional Capital Increase

BDO

BDO Visura
Financial Services

8031 Zürich, Fabrikstrasse 50
Tel. 044 444 36 74, Fax 044 444 37 84
www.bdo.ch

To the Board of Directors of
UBS AG, Zurich und Basel

Confirmation concerning conditional capital increase

As auditors of the capital increase of UBS AG, we have audited the issue of new shares and the preconditions for the adjustment of the provisions regarding the conditional capital increase in the articles of association, both related to

- employee stock option plans of Paine Webber Group Inc., New York, according to article 4a paragraph 1 of the articles of association based on the resolution of the annual general meeting of 7 September 2000, and
- employee stock option plans of UBS AG, according to article 4a paragraph 2 of the articles of association based on the resolution of the annual general meeting of 19 April 2006;

in the period from 1 January 2006 to 31 December 2006 in accordance with the provisions of Swiss law. In addition we have audited the expiration of options relating to the employee stock option plan of Paine Webber Group Inc., New York.

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

Our audit was conducted in accordance with the Swiss auditing standards, which require that an audit be planned and performed to obtain reasonable assurance as to whether the issue of new shares, and whether the conclusion as to the expired option rights, were both free of material error. We have performed the audit procedures appropriate in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

In our opinion

- the issue of 2'208'242 new registered shares of a nominal value of CHF 0.10 per share relating to the employee stock option plans of Paine Webber Group Inc., New York, according to article 4a paragraph 1 of the articles of association, was in accordance with the provisions of Swiss law and the company's articles of association. In addition, in the reporting period option rights relating to 1'350 registered shares of a nominal value of CHF 0.10 per share have expired;
- no new registered shares were issued in the reporting period relating to the employee stock option plans of UBS AG, according to article 4a paragraph 2 of the articles of association.

Zurich, 31 January 2007

BDO Visura

Werner Schiesser
dipl. Wirtschaftsprüfer

Markus Eugster
dipl. Wirtschaftsprüfer

Mitglied der Treuhand Kammer

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
On 28 February 2007 the noon buying rate was 0.8204 USD per 1 CHF.

			Average rate [1]
Year ended 31 December	High	Low	(USD per 1 CHF)	At period end

2002	0.7229	0.5817	0.6453	0.7229

2003	0.8189	0.7048	0.7493	0.8069

2004	0.8843	0.7601	0.8059	0.8712

2005	0.8721	0.7544	0.8039	0.7606

2006	0.8396	0.7575	0.8034	0.8200

Month	High	Low

September 2006	0.8125	0.7949

October 2006	0.8049	0.7842

November 2006	0.8357	0.7958

December 2006	0.8396	0.8161

January 2007	0.8247	0.7978

February 2007	0.8204	0.7980

1 The average of the noon buying rates on the last business day of each full month during the relevant period.

Additional Disclosure Required under SEC Regulations

B – Selected Financial Data (continued)

	For the year ended
CHF million, except where indicated	31.12.06	31.12.05	31.12.04	31.12.03	31.12.02

Income statement data

Interest income	87,401	59,286	39,228	40,045	39,896

Interest expense	(80,880)	(49,758)	(27,484)	(27,784)	(29,417)

Net interest income	6,521	9,528	11,744	12,261	10,479

Credit loss (expense) / recovery	156	375	241	(102)	(112)

Net interest income after credit loss (expense) / recovery	6,677	9,903	11,985	12,159	10,367

Net fee and commission income	25,881	21,436	18,506	16,673	17,481

Net trading income	13,318	7,996	4,902	3,670	5,381

Other income	1,596	1,122	853	280	13

Income from Industrial Holdings	693	675	640	535	335

Total operating income	48,165	41,132	36,886	33,317	33,577

Total operating expenses	33,498	28,455	26,844	26,000	30,135

Operating profit from continuing operations before tax	14,667	12,677	10,042	7,317	3,442

Tax expense	2,786	2,471	2,155	1,403	566

Net profit from continuing operations	11,881	10,206	7,887	5,914	2,876

Net profit from discontinued operations	869	4,484	583	339	489

Net profit	12,750	14,690	8,470	6,253	3,365

Net profit attributable to minority interests	493	661	454	349	348

Net profit attributable to UBS shareholders	12,257	14,029	8,016	5,904	3,017

Cost / income ratio (%)[1]	69.7	70.1	73.2	76.8	84.7

Per share data (CHF)

Basic earnings per share[2]	6.20	6.97	3.89	2.72	1.30

Diluted earnings per share[2]	5.95	6.68	3.70	2.59	1.27

Operating profit before tax per share	7.42	6.29	4.88	3.37	1.48

Cash dividends declared per share (CHF)[3]	2.20	1.60	1.50	1.30	1.00

Cash dividend equivalent in USD[3]		1.26	1.27	1.00	0.73

Dividend payout ratio (%)[3]	35.5	23.0	38.6	47.8	76.9

Rates of return (%)

Return on equity attributable to UBS shareholders[4]	28.2	39.7	25.8	18.0	8.3

Return on average equity	26.3	37.2	23.8	16.9	7.7

Return on average assets	0.51	0.67	0.44	0.38	0.20

1 Operating expenses / operating income before credit loss expense for Financial Businesses.  2 For EPS calculation, see Note 8 to the Financial Statements.  3 In July 2006, a par value reduction of CHF 0.60 per share was distributed, after which the UBS share was split 2-for-1. Dividends are normally declared and paid in the year subsequent to the reporting period. On a post-split basis, a dividend of CHF 1.60 per share was paid on 24 April 2006, CHF 1.50 on 26 April 2005, CHF 1.30 on 20 April 2004 and CHF 1.00 on 23 April 2003. A dividend of CHF 2.20 per share will be paid on 23 April 2007, subject to approval by shareholders at the Annual General Meeting. The USD amount per share will be determined on 19 April 2007.  4 Net profit attributable to UBS shareholders / average equity attributable to UBS shareholders less distributions.

B – Selected Financial Data (continued)

CHF million, except where indicated	31.12.06	31.12.05	31.12.04	31.12.03	31.12.02

Balance sheet data

Total assets	2,396,511	2,058,348	1,737,171	1,554,032	1,350,905

Equity attributable to UBS shareholders	49,686	44,015	33,632	33,350	35,701

Average equity to average assets (%)	1.93	1.79	1.84	2.23	2.65

Market capitalization	154,222	131,949	103,638	95,401	79,448

Shares

Registered ordinary shares	2,105,273,286	2,177,265,044	2,253,716,354	2,366,093,528	2,512,595,356

Treasury shares	164,475,699	208,519,748	249,326,620	273,482,454	282,461,382

BIS capital ratios

Tier 1 (%)	11.9	12.8	11.8	11.8	11.2

Total BIS (%)	14.7	14.1	13.6	13.4	13.7

Risk-weighted assets	341,892	310,409	264,832	252,398	238,790

Invested assets (CHF billion)	2,989	2,652	2,217	2,098	1,959

Personnel Financial Businesses (full-time equivalents)

Switzerland	27,018	26,028	25,990	26,662	27,972

Europe (excluding Switzerland)	12,687	11,007	10,764	9,906	10,009

Americas	30,819	27,136	26,232	25,511	27,350

Asia Pacific	7,616	5,398	4,438	3,850	3,730

Total	78,140	69,569	67,424	65,929	69,061

Long-term ratings[1]

Fitch, London	AA+	AA+	AA+	AA+	AAA

Moody’s, New York	Aa2	Aa2	Aa2	Aa2	Aa2

Standard & Poor’s, New York	AA+	AA+	AA+	AA+	AA+

1  See the Handbook 2006/2007 for information about the nature of these ratings.

Balance Sheet Data

CHF million	31.12.06	31.12.05	31.12.04	31.12.03	31.12.02

Assets

Total assets	2,396,511	2,058,348	1,737,171	1,554,032	1,350,905

Due from banks	50,426	33,644	35,419	31,959	32,777

Cash collateral on securities borrowed	351,590	288,435	210,606	206,519	139,049

Reverse repurchase agreements	405,834	404,432	357,164	320,499	294,067

Trading portfolio assets	627,036	499,297	389,487	354,558	261,080

Trading portfolio assets pledged as collateral	251,478	154,759	159,115	120,759	110,365

Positive replacement values	328,445	333,782	284,577	248,206	247,421

Loans	312,521	279,910	241,803	220,083	211,707

Liabilities

Due to banks	203,689	124,328	120,026	129,084	83,561

Cash collateral on securities lent	63,088	59,938	51,301	48,272	36,870

Repurchase agreements	545,480	478,508	422,587	415,863	366,858

Trading portfolio liabilities	204,773	188,631	171,033	143,957	106,453

Negative replacement values	332,533	337,663	303,712	254,768	247,206

Financial liabilities designated at fair value	145,687	117,401	65,756	35,286	14,516

Due to customers	570,565	466,907	386,320	351,583	306,876

Debt issued	190,143	160,710	117,856	88,874	115,798

Equity attributable to UBS shareholders	49,686	44,015	33,632	33,350	35,701

Additional Disclosure Required under SEC Regulations

B – Selected Financial Data (continued)

US GAAP Income Statement Data

	For the year ended
CHF million	31.12.06	31.12.05	31.12.04	31.12.03	31.12.02

Operating income

Interest income	87,380	58,791	38,991	39,802	39,612

Interest (expense)	(80,463)	(49,488)	(27,245)	(27,628)	(29,334)

Net interest income	6,917	9,303	11,746	12,174	10,278

Credit loss (expense) / recovery	156	375	334	(74)	(112)

Net interest income after credit loss (expense) / recovery	7,073	9,678	12,080	12,100	10,166

Net fee and commission income	25,881	21,436	18,435	16,606	17,481

Net trading income	12,548	7,012	4,795	3,944	5,870

Other income	1,742	747	1,158	382	(65)

Total operating income	47,244	38,873	36,468	33,032	33,452

Operating expenses

Personnel expenses	23,771	19,542	17,970	17,234	18,224

General and administrative expenses	7,944	6,469	6,420	5,917	6,953

Depreciation of property and equipment	1,277	1,272	1,295	1,368	1,573

Amortization of other intangible assets	143	119	103	110	1,443

Total operating expenses	33,135	27,402	25,788	24,629	28,193

Operating profit from continuing operations before tax	14,109	11,471	10,680	8,403	5,259

Tax expense	2,932	2,995	1,966	1,790	456

Minority interests	(95)	(138)	(322)	(350)	(331)

Net profit from continuing operations	11,082	8,338	8,392	6,263	4,472

Net profit from discontinued operations	404	3,976	420	250	435

Change in accounting principle: cumulative effect of adoption of “AICPA Audit and Accounting Guide, Audits of Investment Companies” on certain financial investments, net of tax					639

Cumulative adjustment of accounting for certain equity-based compensation plans as cash settled, net of tax			6

Cumulative adjustment due to the adoption of SFAS 123 (revised 2004), “Share-Based Payment” on 1 January 2005, net of tax		38

Net profit / (loss)	11,486	12,352	8,818	6,513	5,546

B – Selected Financial Data (continued)

US GAAP Balance Sheet Data

CHF million	31.12.06	31.12.05	31.12.04	31.12.03	31.12.02

Assets

Total assets	2,634,628	2,279,257	1,903,239	1,699,060	1,296,991

Due from banks	51,416	33,427	35,286	31,758	32,481

Cash collateral on securities borrowed	351,461	288,304	208,778	203,645	139,073

Reverse repurchase agreements	361,571	359,883	357,164	320,499	294,086

Trading portfolio assets	627,160	505,717	378,281	349,023	268,263

Trading portfolio assets pledged as collateral	401,176	272,494	230,223	195,469	173,582

Positive replacement values[1]	332,128	337,105	284,468	248,924	83,757

Loans	316,141	277,471	238,604	220,142	211,755

Goodwill	28,530	28,104	26,977	26,775	28,127

Other intangible assets	2,340	1,665	1,722	1,174	1,222

Other assets	84,027	75,992	101,121	64,434	21,367

Liabilities

Due to banks	206,985	127,252	119,021	127,385	83,178

Cash collateral on securities lent	60,878	59,897	47,548	46,151	36,870

Repurchase agreements	520,351	464,957	423,513	415,863	366,858

Trading portfolio liabilities	236,929	201,212	190,907	149,380	117,721

Obligation to return securities received as collateral	49,088	67,430	12,950	13,071	16,308

Negative replacement values[1]	439,495	432,290	360,345	326,136	132,354

Due to customers	597,139	481,784	397,157	352,364	306,872

Accrued expenses and deferred income	22,131	19,106	15,229	14,072	15,729

Debt issued	306,994	240,212	164,744	123,259	129,527

Shareholders’ equity	64,523	61,616	52,359	52,865	55,267

1 Positive and negative replacement values represent the fair values of derivative instruments. From 2003 onwards they are presented on a gross basis under US GAAP.

Certain prior year US GAAP amounts have been reclassified to conform to the current year’s presentation.

Ratio of Earnings to Fixed Charges

The following table sets forth UBS’s ratio of earnings to fixed charges on a IFRS basis for the periods indicated. The ratios are calculated based on earnings from continuing operations. Ratios of earnings to combined fixed charges and preferred stock dividend requirements are not presented as there were no preferred share dividends in any of the periods indicated. The ratios are calculated on a US GAAP basis and are not materially different from the IFRS ratios for the periods presented.

	For the year ended
	31.12.06	31.12.05	31.12.04	31.12.03	31.12.02

IFRS	1.17	1.24	1.34	1.24	1.10

C – Information on the Company

Property, Plant and Equipment

At 31 December 2006, UBS Financial Businesses operated about 1,135 business and banking locations worldwide, of which about 37% were in Switzerland, 49% in the Americas, 10% in the rest of Europe, Middle East and Africa and 4% in Asia-Pacific. 15% of the business and banking locations in Switzerland were owned directly by UBS, with the remainder, along with most of UBS’s offices outside Switzerland, being held under commercial leases.
At 31 December 2006, the Industrial Holdings segment operated about 42 business locations worldwide, of which 0% were in Switzerland, 55% in the rest of Europe, Middle East and Africa, 43% in the Americas and 2% in Asia-Pacific. 98% of the business locations worldwide were held under commercial leases.
These premises are subject to continuous maintenance and upgrading and are considered suitable and adequate for current and anticipated operations.

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3

Selected Statistical Information

The tables below set forth selected statistical information regarding the Group’s banking operations extracted from the Financial Statements. Unless otherwise indicated, average balances for the years ended 31 December 2006, 31 Decem-
ber 2005 and 31 December 2004 are calculated from monthly data. The distinction between domestic and foreign is generally based on the booking location. For loans, this method is not significantly different from an analysis based on the domicile of the borrower.

Average Balances and Interest Rates

The following table sets forth average interest-earning assets and average interest-bearing liabilities, along with the average rates, for the years ended 31 December 2006, 2005 and 2004.

	31.12.06			31.12.05			31.12.04
	Average		Average	Average		Average	Average		Average
CHF million, except where indicated	balance	Interest	rate (%)	balance	Interest	rate (%)	balance	Interest	rate (%)

Assets

Due from banks

Domestic	10,800	587	5.4	15,467	270	1.7	12,463	154	1.2

Foreign	29,814	1,490	5.0	25,497	1,334	5.2	23,843	397	1.7

Cash collateral on securities borrowed and reverse repurchase agreements

Domestic	27,147	1,333	4.9	33,012	1,079	3.3	17,969	457	2.5

Foreign	926,575	38,393	4.1	776,972	22,283	2.9	701,817	10,242	1.5

Trading portfolio assets

Domestic	17,976	651	3.6	15,545	457	2.9	10,122	336	3.3

Foreign taxable	707,432	31,433	4.4	580,763	23,619	4.1	513,922	18,908	3.7

Foreign non-taxable	4,438	127	2.9	3,390	58	1.7	2,309	27	1.2

Foreign total	711,870	31,560	4.4	584,153	23,677	4.1	516,231	18,935	3.7

Financial assets designated at fair value

Domestic	42	0		616	0		196	0

Foreign	2,325	70	3.0	691	26	3.8	0	0

Loans

Domestic	181,186	5,784	3.2	174,299	5,424	3.1	168,456	5,308	3.2

Foreign	106,491	6,284	5.9	91,290	3,531	3.9	68,393	2,126	3.1

Financial investments available-for-sale

Domestic	4,126	28	0.7	1,036	3	0.3	1,132	17	1.5

Foreign taxable	3,171	100	3.2	3,546	83	2.3	3,000	21	0.7

Foreign non-taxable	0	0		0	0		0	0

Foreign total	3,171	100	3.2	3,546	83	2.3	3,000	21	0.7

Total interest-earning assets	2,021,523	86,280	4.3	1,722,124	58,167	3.4	1,523,622	37,993	2.5

Net interest on swaps		1,121			1,119			1,235

Interest income and average interest- earning assets	2,021,523	87,401	4.3	1,722,124	59,286	3.4	1,523,622	39,228	2.6

Non-interest-earning assets

Positive replacement values	320,596			319,698			246,952

Fixed assets	7,445			9,308			8,808

Other	66,362			55,178			53,140

Total average assets	2,415,926			2,106,308			1,832,522

D – Information Required by Industry Guide 3 (continued)

	31.12.06			31.12.05			31.12.04
	Average		Average	Average		Average	Average		Average
CHF million, except where indicated	balance	Interest	rate (%)	balance	Interest	rate (%)	balance	Interest	rate (%)

Liabilities and Equity

Due to banks

Domestic	46,544	1,583	3.4	35,713	897	2.5	31,129	385	1.2

Foreign	108,885	5,261	4.8	92,431	3,321	3.6	96,335	1,582	1.6

Cash collateral on securities lent and repurchase agreements

Domestic	46,224	1,589	3.4	40,772	881	2.2	33,846	489	1.4

Foreign	751,617	32,432	4.3	647,998	19,599	3.0	606,623	9,417	1.6

Trading portfolio liabilities

Domestic	4,408	283	6.4	3,632	145	4.0	3,717	180	4.8

Foreign	202,263	14,250	7.0	173,394	10,591	6.1	161,286	7,813	4.8

Financial liabilities designated at fair value

Domestic	1,864	58	3.1	638	5	0.8	85	1	1.2

Foreign	127,458	4,699	3.7	86,688	2,385	2.8	49,234	1,167	2.4

Due to customers

Domestic demand deposits	70,981	534	0.8	67,987	292	0.4	67,005	167	0.2

Domestic savings deposits	86,631	392	0.5	86,373	404	0.5	84,112	414	0.5

Domestic time deposits	28,876	639	2.2	24,245	386	1.6	19,052	250	1.3

Domestic total	186,488	1,565	0.8	178,605	1,082	0.6	170,169	831	0.5

Foreign[1]	315,917	11,500	3.6	249,561	5,906	2.4	200,664	2,785	1.4

Short-term debt

Domestic	1,973	115	5.8	1,584	20	1.3	246	0

Foreign	110,418	4,939	4.4	96,767	2,905	3.0	79,902	1,338	1.7

Long-term debt

Domestic	3,957	82	2.1	4,250	117	2.8	10,358	168	1.6

Foreign	57,899	2,524	4.4	43,035	1,904	4.4	28,259	1,328	4.7

Total interest-bearing liabilities	1,965,915	80,880	4.1	1,655,068	49,758	3.0	1,471,853	27,484	1.9

Non-interest-bearing liabilities

Negative replacement values	320,766			335,992			260,629

Other	76,270			70,654			60,844

Total liabilities	2,362,951			2,061,714			1,793,326

Total equity	52,975			44,594			39,196

Total average liabilities and equity	2,415,926			2,106,308			1,832,522

Net interest income		6,521			9,528			11,744

Net yield on interest-earning assets			0.3			0.6			0.8

1 Due to customers in foreign offices consists mainly of time deposits.

The percentage of total average interest-earning assets attributable to foreign activities was 88% for 2006 (86% for 2005 and 86% for 2004). The percentage of total average interest-bearing liabilities attributable to foreign activities was 85% for 2006 (84% for 2005 and 83% for 2004). All assets and liabilities are translated into CHF at uniform month-end rates. Interest income and expense are translated at monthly average rates.
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

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Analysis of Changes in Interest Income and Expense

The following tables allocate, by categories of interest-earning assets and interest-bearing liabilities, the changes in interest income and expense due to changes in volume and interest rates for the year ended 31 December 2006 compared with the year ended 31 December 2005, and for the year ended 31 December 2005 compared with the year ended 31 December 2004. Volume and rate variances have been calculated on movements in average balances and changes in interest rates. Changes due to a combination of volume and rates have been allocated proportionally. Refer to page 245 of Industry Guide 3 for a discussion of the treatment of impaired, non-performing and restructured loans.

	2006 compared with 2005			2005 compared with 2004
	Increase / (decrease)			Increase / (decrease)
	due to changes in			due to changes in
	Average	Average	Net	Average	Average	Net
CHF million	volume	rate	change	volume	rate	change

Interest income from interest-earning assets

Due from banks

Domestic	(79)	396	317	36	80	116

Foreign	224	(68)	156	28	909	937

Cash collateral on securities borrowed and reverse repurchase agreements

Domestic	(194)	448	254	376	246	622

Foreign	4,338	11,772	16,110	1,127	10,914	12,041

Trading portfolio assets

Domestic	70	124	194	179	(58)	121

Foreign taxable	5,193	2,621	7,814	2,473	2,238	4,711

Foreign non-taxable	18	51	69	13	18	31

Foreign total	5,211	2,672	7,883	2,486	2,256	4,742

Financial assets designated at fair value

Domestic	0	0	0	0	0	0

Foreign	62	(18)	44	26	0	26

Loans

Domestic	213	147	360	187	(71)	116

Foreign	593	2,160	2,753	710	695	1,405

Financial investments

Domestic	9	16	25	(1)	(13)	(14)

Foreign taxable	(9)	26	17	4	58	62

Foreign non-taxable	0	0	0	0	0	0

Foreign total	(9)	26	17	4	58	62

Interest income

Domestic	19	1,131	1,150	777	184	961

Foreign	10,419	16,544	26,963	4,381	14,832	19,213

Total interest income from interest-earning assets	10,438	17,675	28,113	5,158	15,016	20,174

Net interest on swaps			2			(116)

Total interest income			28,115			20,058

D – Information Required by Industry Guide 3 (continued)

Analysis of Changes in Interest Income and Expense (continued)

	2006 compared with 2005			2005 compared with 2004
	Increase / (decrease)			Increase / (decrease)
	due to changes in			due to changes in
	Average	Average	Net	Average	Average	Net
CHF million	volume	rate	change	volume	rate	change

Interest expense on interest-bearing liabilities

Due to banks

Domestic	271	415	686	55	457	512

Foreign	592	1,348	1,940	(62)	1,801	1,739

Cash collateral on securities lent and repurchase agreements

Domestic	120	588	708	97	295	392

Foreign	3,109	9,724	12,833	662	9,520	10,182

Trading portfolio liabilities

Domestic	31	107	138	(4)	(31)	(35)

Foreign	1,761	1,898	3,659	581	2,197	2,778

Financial liabilities designated at fair value

Domestic	10	43	53	7	(3)	4

Foreign	1,142	1,172	2,314	899	319	1,218

Due to customers

Domestic demand deposits	12	230	242	2	123	125

Domestic savings deposits	1	(13)	(12)	11	(21)	(10)

Domestic time deposits	74	179	253	68	68	136

Domestic total	87	396	483	81	170	251

Foreign	1,593	4,001	5,594	685	2,436	3,121

Short-term debt

Domestic	5	90	95	20	0	20

Foreign	410	1,624	2,034	287	1,280	1,567

Long-term debt

Domestic	(8)	(27)	(35)	(98)	47	(51)

Foreign	654	(34)	620	694	(118)	576

Interest expense

Domestic	516	1,612	2,128	158	935	1,093

Foreign	9,261	19,733	28,994	3,746	17,435	21,181

Total interest expense	9,777	21,345	31,122	3,904	18,370	22,274

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Deposits

The following table analyzes average deposits and the average rates on each deposit category listed below for the years ended 31 December 2006, 2005 and 2004. The geographic allocation is based on the location of the office or branch where the deposit is made. Deposits by foreign depositors in domestic offices were CHF 78,234 million, CHF 54,968 million and CHF 49,699 million at 31 December 2006, 31 December 2005 and 31 December 2004, respectively.

	31.12.06		31.12.05		31.12.04
	Average	Average	Average	Average	Average	Average
CHF million, except where indicated	deposit	rate (%)	deposit	rate (%)	deposit	rate (%)

Banks

Domestic offices

Demand deposits	2,024	0.2	8,491	0.1	7,770	0.1

Time deposits	8,776	4.5	6,976	3.3	4,693	1.7

Total domestic offices	10,800	3.7	15,467	1.5	12,463	0.7

Foreign offices

Interest-bearing deposits[1]	29,814	4.8	25,497	3.6	23,843	1.6

Total due to banks	40,614	4.5	40,964	2.8	36,306	1.3

Customer accounts

Domestic offices

Demand deposits	70,981	0.8	67,987	0.4	67,005	0.2

Savings deposits	86,631	0.5	86,373	0.5	84,112	0.5

Time deposits	28,876	2.2	24,245	1.6	19,052	1.3

Total domestic offices	186,488	0.8	178,605	0.6	170,169	0.5

Foreign offices

Interest-bearing deposits[1]	315,917	3.6	249,561	2.4	200,664	1.4

Total due to customers	502,405	2.6	428,166	1.6	370,833	1.0

1 Mainly time deposits.

At 31 December 2006, the maturity of time deposits exceeding CHF 150,000, or an equivalent amount in other currencies, was as follows:

CHF million	Domestic	Foreign

Within 3 months	45,236	256,610

3 to 6 months	5,676	4,253

6 to 12 months	2,764	2,224

1 to 5 years	310	5,134

Over 5 years	254	90

Total time deposits	54,240	268,311

D – Information Required by Industry Guide 3 (continued)

Short-term Borrowings

The following table presents the period-end, average and maximum month-end outstanding amounts for short-term borrowings, along with the average rates and period-end rates at and for the years ended 31 December 2006, 2005 and 2004.

	Money market paper issued			Due to banks			Repurchase agreements[1]
CHF million, except where indicated	31.12.06	31.12.05	31.12.04	31.12.06	31.12.05	31.12.04	31.12.06	31.12.05	31.12.04

Period-end balance	119,584	102,662	79,442	153,231	90,651	84,351	754,623	667,317	557,892

Average balance	112,391	98,351	80,148	114,815	114,701	91,158	717,542	628,362	587,988

Maximum month-end balance	123,108	112,217	94,366	153,231	101,178	115,880	777,010	719,208	637,594

Average interest rate during the period (%)	4.5	3.0	1.7	4.4	3.3	1.6	4.4	3.0	1.5

Average interest rate at period-end (%)	4.0	4.0	2.1	4.1	3.0	2.0	5.0	2.6	2.0

1 For the purpose of this disclosure, balances are presented on a gross basis.

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Contractual Maturities of Investments in Debt Instruments1,2

	Within 1 year		1–5 years		5–10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2006

Swiss national government and agencies	2	2.22	0	0.00	0	0.00	1	4.00

Swiss local governments	0	0.00	0	0.00	0	0.00	0	0.00

US Treasury and agencies	0	0.00	0	0.00	0	0.00	0	0.00

Foreign governments and official institutions	38	1.48	2	1.89	57	4.47	0	0.00

Corporate debt securities	26	7.00	0	0.00	2	0.00	0	0.00

Mortgage-backed securities	0	0.00	0	0.00	10	4.48	150	5.10

Other debt instruments	0	0.00	233	9.28	0	0.00	0	0.00

Total fair value	66		235		69		151

	Within 1 year		1–5 years		5–10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2005

Swiss national government and agencies	0	0.00	2	4.36	0	0.00	1	4.00

Swiss local governments	0	0.00	0	0.00	0	0.00	0	0.00

US Treasury and agencies	0	0.00	42	5.51	10	5.77	12	6.03

Foreign governments and official institutions	38	1.91	2	1.90	5	5.64	2	6.17

Corporate debt securities	13	3.20	239	4.25	66	5.38	103	5.66

Mortgage-backed securities	0	0.00	0	0.00	14	3.92	129	4.80

Other debt instruments	0	0.00	0	0.00	0	0.00	0	0.00

Total fair value	51		285		95		247

	Within 1 year		1–5 years		5–10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2004

Swiss national government and agencies	1	5.50	2	4.29	6	3.80	1	4.00

Swiss local governments	10	3.97	10	4.14	0	0.00	0	0.00

Foreign governments and official institutions	36	2.13	4	1.25	0	0.00	0	0.00

Corporate debt securities	57	2.74	50	2.92	0	0.00	33	0.00

Mortgage-backed securities	3	2.50	0	0.00	5	3.21	64	4.36

Other debt instruments	0	0.00	0	0.00	0	0.00	0	0.00

Total fair value	107		66		11		98

1 Money market paper has a contractual maturity of less than one year.  2 Average yields are calculated on an amortized cost basis.

D – Information Required by Industry Guide 3 (continued)

Due from Banks and Loans (gross)

The Group’s lending portfolio is widely diversified across industry sectors with no significant concentrations of credit risk. CHF 152.9 billion (42% of the total) consists of loans to thousands of private households, predominantly in Switzerland, and mostly secured by mortgages, financial collateral or other assets. Exposure to Banks and Financial institutions amounted to CHF 138 billion (38% of the total). This includes cash posted as collateral by UBS against negative replacement values on derivatives or other positions, which, from a risk perspective, is not considered lending but is a key component of the measurement of counterparty risk taken in connection with the underlying products.
Exposure to banks includes money market deposits with highly rated institutions. Excluding financial institutions, the largest industry sector exposure is CHF 25 billion (7% of the total) to the Services sector. For further discussion of the lending portfolio, see the Risk Management chapter of the Handbook 2006/2007. The following table illustrates diversification of the lending portfolio among industry sectors at 31 December 2006, 2005, 2004, 2003 and 2002. The industry categories presented are consistent with the classification of loans for reporting to the Swiss Federal Banking Commission and Swiss National Bank. The table below does not include loans designated at fair value.

CHF million	31.12.06	31.12.05	31.12.04	31.12.03	31.12.02

Domestic

Banks[1]	561	1,407	1,406	619	1,029

Construction	1,535	1,816	1,943	2,175	2,838

Financial institutions	5,542	4,213	4,332	4,009	4,301

Hotels and restaurants	1,957	2,044	2,269	2,440	2,655

Manufacturing[2]	4,439	5,038	5,485	6,478	7,237

Private households	117,852	111,549	105,160	102,180	95,295

Public authorities	4,972	5,494	5,460	5,251	5,529

Real estate and rentals	11,356	11,792	11,466	12,449	13,573

Retail and wholesale	4,569	4,808	4,908	6,062	7,172

Services[3]	9,159	9,300	9,110	9,493	10,237

Other[4]	1,127	1,004	591	1,014	1,722

Total domestic	163,069	158,465	152,130	152,170	151,588

Foreign

Banks[1]	49,895	32,282	34,269	31,405	31,882

Chemicals	1,296	2,716	366	245	519

Construction	483	295	122	84	153

Electricity, gas and water supply	892	1,637	745	249	1,105

Financial institutions	82,064	62,306	45,095	30,906	18,378

Manufacturing[5]	2,964	3,899	2,758	2,421	2,300

Mining	2,756	2,694	1,695	1,114	868

Private households	35,029	38,280	30,237	21,195	33,063

Public authorities	2,038	1,501	1,228	1,224	2,628

Real estate and rentals	4,238	2,707	940	473	616

Retail and wholesale	1,750	1,257	1,102	1,880	1,367

Services	16,231	5,596	8,002	7,983	1,654

Transport, storage and communication	1,038	1,419	762	3,658	676

Other[6]	460	156	318	432	2,314

Total foreign	201,134	156,745	127,639	103,269	97,523

Total gross	364,203	315,210	279,769	255,439	249,111

1 Includes Due from banks and Loans from Industrial Holdings of CHF 93 million at 31 December 2006, CHF 728 million at 31 December 2005, CHF 909 million at 31 December 2004 and CHF 220 million at 31 December 2003.   2 Includes chemicals, food and beverages.   3 Includes transportation, communication, health and social work, education and other social and personal service activities.   4 Includes mining and electricity, gas and water supply.   5 Includes food and beverages.   6 Includes hotels and restaurants.

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Due from Banks and Loans (gross) (continued)

The following table analyzes the Group’s mortgage portfolio by geographic origin of the client and type of mortgage at 31 December 2006, 2005, 2004, 2003 and 2002. Mortgages are included in the industry categories mentioned on the previous page.

CHF million	31.12.06	31.12.05	31.12.04	31.12.03	31.12.02

Mortgages

Domestic	134,468	130,880	124,496	122,069	116,359

Foreign	10,069	15,619	12,185	7,073	11,510

Total gross mortgages	144,537	146,499	136,681	129,142	127,869

Mortgages

Residential	124,548	127,990	117,731	109,980	108,779

Commercial	19,989	18,509	18,950	19,162	19,090

Total gross mortgages	144,537	146,499	136,681	129,142	127,869

Due from Banks and Loan Maturities (gross)

CHF million	Within 1 year	1 to 5 years	Over 5 years	Total

Domestic

Banks	558	3	0	561

Mortgages	54,752	60,051	19,665	134,468

Other loans	21,068	5,493	1,479	28,040

Total domestic	76,378	65,547	21,144	163,069

Foreign

Banks	47,391	2,323	181	49,895

Mortgages	8,451	1,219	399	10,069

Other loans	125,334	13,150	2,686	141,170

Total foreign	181,176	16,692	3,266	201,134

Total gross[1]	257,554	82,239	24,410	364,203

1 Includes Due from banks from Industrial Holdings of CHF 93 million at 31 December 2006.

At 31 December 2006, the total amount of due from banks and loans due after one year granted at fixed and floating rates are as follows:

CHF million	1 to 5 years	Over 5 years	Total

Fixed-rate loans	75,549	22,918	98,467

Adjustable or floating-rate loans	6,690	1,492	8,182

Total	82,239	24,410	106,649

D – Information Required by Industry Guide 3 (continued)

Impaired and Non-performing Loans

A loan (included in Due from banks or Loans) is classified as non-performing: 1) when the payment of interest, principal or fees is overdue by more than 90 days and there is no firm evidence that they will be made good by later payments or the liquidation of collateral; or 2) when insolvency proceedings have commenced; or 3) when obligations have been restructured on concessionary terms.

CHF million	31.12.06	31.12.05	31.12.04	31.12.03	31.12.02

Gross interest income that would have been recorded on non-performing loans:

Domestic	50	81	107	171	148

Foreign	10	8	17	23	53

Interest income included in net profit for non-performing loans:

Domestic	56	72	106	163	152

Foreign	8	9	8	8	22

The table below provides an analysis of the Group’s non-performing loans. For further information, see the Risk Management chapter of the Handbook 2006 / 2007.

CHF million	31.12.06	31.12.05	31.12.04	31.12.03	31.12.02

Non-performing loans:

Domestic	1,744	2,106	2,772	4,012	4,609

Foreign	174	257	783	746	1,170

Total non-performing loans	1,918	2,363	3,555	4,758	5,779

UBS does not, as a matter of policy, typically restructure loans to accrue interest at rates different from the original contractual terms or reduce the principal amount of loans. Instead, specific loan allowances are established as necessary. Unrecognized interest related to restructured loans was not material to the results of operations in 2006, 2005, 2004, 2003 or 2002.
In addition to the non-performing loans shown above, the Group had CHF 710 million, CHF 1,071 million, CHF 1,144 million, CHF 2,241 million and CHF 3,875 million in “other impaired loans” for the years ended 31 December 2006, 2005, 2004, 2003 and 2002, respectively.
Other impaired loans are loans where the Group’s credit officers have expressed doubts as to the ability of the borrowers to repay the loans. For the years ended 31 December 2006, 2005 and 2004, they are loans not considered “non-performing” in accordance with Swiss regulatory guidelines, and for the years ended 31 December 2003 and 2002, they are loans that were current or less than 90 days in arrears with respect to payment of principal or interest. As of 31 December 2006, 31 December 2005 and 31 December 2004, specific allowances of CHF 106 million, CHF 200 million, CHF 241 million, respectively, had been established against these loans.

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Cross-border Outstandings

Cross-border outstandings consist of general banking products such as loans and deposits with third parties, credit equivalents of over-the-counter (OTC) derivatives and securities financing, and the market value of the inventory of debt securities. Outstandings are monitored and reported on an ongoing basis by the credit risk control organization with a dedicated country risk information system. With the exception of the 32 most developed economies, these exposures are rigorously limited. The following analysis excludes Due from banks and Loans from Industrial Holdings. Prior periods have been adjusted to conform to the current year’s presentation.
Claims that are secured by third-party guarantees are recorded against the guarantor’s country of domicile. Out-
standings that are secured by collateral are recorded against the country where the asset could be liquidated. This follows the “Guidelines for the Management of Country Risk”, which are applicable to all banks that are supervised by the Swiss Federal Banking Commission.
The following tables list those countries for which cross-border outstandings exceeded 0.75% of total assets at 31 December 2006, 2005 and 2004. At 31 December 2006, there were no outstandings that exceeded 0.75% of total assets in any country currently facing liquidity problems that the Group expects would materially affect the country’s ability to service its obligations.
For more information on cross-border exposure, see the Handbook 2006/2007.

	31.12.06
CHF million	Banks	Private sector	Public sector	Total	% of total assets

United States	7,692	208,200	22,574	238,466	10.0

Japan	2,283	8,263	30,158	40,704	1.7

United Kingdom	11,149	16,098	559	27,806	1.2

Germany	15,240	8,080	1,574	24,894	1.0

	31.12.05
CHF million	Banks	Private sector	Public sector	Total	% of total assets

United States	6,700	133,561	23,297	163,558	7.9

Germany	16,985	4,525	1,265	22,775	1.1

Japan	2,044	7,582	10,824	20,450	1.0

United Kingdom	6,384	11,423	555	18,362	0.9

Italy	3,343	2,509	11,324	17,176	0.8

	31.12.04
CHF million	Banks	Private sector	Public sector	Total	% of total assets

United States	8,550	109,131	8,859	126,540	7.3

Germany	18,478	2,882	7,348	28,708	1.7

Italy	4,362	2,207	16,803	23,372	1.3

United Kingdom	8,131	10,760	259	19,150	1.1

D – Information Required by Industry Guide 3 (continued)

Summary of Movements in Allowances and Provisions for Credit Losses

The following table provides an analysis of movements in allowances and provisions for credit losses. The following analysis includes Due from banks from Industrial Holdings.
UBS writes off loans against allowances only on final settlement of bankruptcy proceedings, the sale of the under-
lying assets and / or due to of debt forgiveness. Under Swiss law, a creditor can continue to collect from a debtor who has emerged from bankruptcy, unless the debt has been forgiven through a formal agreement.

CHF million	31.12.06	31.12.05	31.12.04	31.12.03	31.12.02

Balance at beginning of year	1,776	2,802	3,775	5,015	7,992

Domestic

Write-offs

Banks	0	0	0	0	0

Construction	(14)	(16)	(49)	(73)	(148)

Financial institutions	(11)	(14)	(24)	(37)	(103)

Hotels and restaurants	(16)	(26)	(101)	(57)	(48)

Manufacturing[1]	(40)	(39)	(77)	(121)	(275)

Private households	(89)	(131)	(208)	(262)	(536)

Public authorities	0	0	0	(18)	0

Real estate and rentals	(44)	(56)	(109)	(206)	(357)

Retail and wholesale	(20)	(25)	(68)	(67)	(101)

Services[2]	(47)	(35)	(83)	(111)	(155)

Other[3]	(2)	(4)	(9)	(43)	(49)

Total domestic write-offs	(283)	(346)	(728)	(995)	(1,772)

Foreign

Write-offs

Banks	(3)	(164)	(21)	(17)	(49)

Chemicals	0	0	(1)	0	0

Construction	0	0	(3)	0	0

Electricity, gas and water supply	0	0	0	0	(36)

Financial institutions	0	(50)	(34)	(112)	(228)

Manufacturing[4]	(11)	(8)	(23)	(77)	(70)

Mining	(1)	(23)	(8)	(15)	(1)

Private households	(7)	(21)	(8)	(11)	(65)

Public authorities	(58)	(22)	(2)	0	(1)

Real estate and rentals	0	(3)	0	(1)	(2)

Retail and wholesale	0	(9)	0	(76)	(10)

Services	0	0	(7)	(25)	(39)

Transport, storage and communication	0	0	0	(24)	(74)

Other[5]	0	(5)	(21)	(83)	(189)

Total foreign write-offs	(80)	(305)	(128)	(441)	(764)

Total write-offs	(363)	(651)	(856)	(1,436)	(2,536)

1 Includes chemicals, food and beverages.  2 Includes transportation, communication, health and social work, education and other social and personal service activities.  3 Includes mining and electricity, gas and water supply.  4 Includes food and beverages.  5 Includes hotels and restaurants.

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Summary of Movements in Allowances and Provisions for Credit Losses (continued)

CHF million	31.12.06	31.12.05	31.12.04	31.12.03	31.12.02

Recoveries

Domestic	51	53	54	49	43

Foreign	11	10	5	38	27

Total recoveries	62	63	59	87	70

Net write-offs	(301)	(588)	(797)	(1,349)	(2,466)

Increase / (decrease) in credit loss allowance and provision	(108)	(298)	(216)	102	115

Collective loan loss provisions	(48)	(76)	(25)

Other adjustments[1]	13	(64)	65	7	(626)

Balance at end of year	1,332	1,776	2,802	3,775	5,015

1 See the table below for details.

CHF million	31.12.06	31.12.05	31.12.04	31.12.03	31.12.02

Net foreign exchange	10	50	2	(57)	(269)

Subsidiaries sold and other adjustments	3	(114)	63	64	(357)

Total adjustments	13	(64)	65	7	(626)

D – Information Required by Industry Guide 3 (continued)

Allocation of the Allowances and Provisions for Credit Losses

The following table provides an analysis of the allocation of the allowances and provisions for credit loss by industry sector and geographic location at 31 December 2006, 2005, 2004, 2003 and 2002. For a description of procedures with respect to allowances and provisions for credit losses, see the Handbook 2006 / 2007. The following analysis includes Due from banks from Industrial Holdings.

CHF million	31.12.06	31.12.05	31.12.04	31.12.03	31.12.02

Domestic

Banks	10	10	10	10	10

Construction	72	91	112	158	265

Financial institutions	61	75	82	137	89

Hotels and restaurants	27	49	98	214	286

Manufacturing[1]	155	174	224	327	458

Private households	187	262	333	511	750

Public authorities	3	8	9	9	39

Real estate and rentals	99	168	250	383	577

Retail and wholesale	311	330	363	201	315

Services[2]	113	196	222	549	470

Other[3]	107	61	188	150	225

Total domestic	1,145	1,425	1,891	2,649	3,484

Foreign

Banks[4]	20	35	246	256	24

Chemicals	4	5	4	5	5

Construction	2	2	1	0	6

Electricity, gas and water supply	8	16	15	0	96

Financial institutions	9	8	140	168	153

Manufacturing[5]	37	57	112	359	314

Mining	0	1	14	19	148

Private households	26	30	48	48	58

Public authorities	21	72	66	69	0

Real estate and rentals	4	3	5	7	6

Retail and wholesale	4	1	95	51	13

Services	7	27	32	32	262

Transport, storage and communication	1	0	1	195	144

Other[6]	6	8	(75)	(345)	(394)

Total foreign	149	265	704	864	835

Collective loan loss provisions[7]	38	86	207	262	696

Total allowances and provisions for credit losses[8]	1,332	1,776	2,802	3,775	5,015

1 Includes chemicals, food and beverages.  2 Includes transportation, communication, health and social work, education and other social and personal service activities.  3 Includes mining, electricity, gas and water supply.  4 Counterparty allowances and provisions only. Country provisions with banking counterparties amounting to CHF 0 million, CHF 37 million and CHF 17 million are disclosed under Collective loan loss provisions for 2006, 2005 and 2004, respectively.  5 Includes food and beverages.  6 Includes hotels and restaurants.  7 The 2006, 2005, 2004, 2003 and 2002 amounts include CHF 0 miilion, CHF 48 million, CHF 161 million, CHF 262 million and CHF 696 million, respectively, of country provisions.  8 The 2006, 2005, 2004, 2003 and 2002 amounts include CHF 76 million, CHF 109 million, CHF 214 million, CHF 290 million and CHF 366 million, respectively, of provisions for unused commitments and contingent liabilities.

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Due from Banks and Loans by Industry Sector (gross)

The following table presents the percentage of loans in each industry sector and geographic location to total loans. This table can be read in conjunction with the preceding table showing the breakdown of the allowances and provisions for credit losses by industry sectors to evaluate the credit risks in each of the categories. The table below does not include loans designated at fair value.

in %	31.12.06	31.12.05	31.12.04	31.12.03	31.12.02

Domestic

Banks[1]	0.2	0.5	0.5	0.2	0.4

Construction	0.4	0.6	0.7	0.8	1.1

Financial institutions	1.5	1.3	1.5	1.6	1.7

Hotels and restaurants	0.5	0.7	0.8	1.0	1.1

Manufacturing[2]	1.2	1.6	2.0	2.5	2.9

Private households	32.4	35.4	37.6	40.0	38.3

Public authorities	1.4	1.7	2.0	2.1	2.2

Real estate and rentals	3.1	3.7	4.1	4.9	5.4

Retail and wholesale	1.3	1.5	1.7	2.4	2.9

Services[3]	2.5	3.0	3.3	3.7	4.1

Other[4]	0.3	0.3	0.2	0.4	0.8

Total domestic	44.8	50.3	54.4	59.6	60.9

Foreign

Banks[1]	13.7	10.2	12.3	12.3	12.8

Chemicals	0.4	0.9	0.1	0.1	0.2

Construction	0.1	0.1	0.0	0.0	0.1

Electricity, gas and water supply	0.2	0.5	0.3	0.1	0.4

Financial institutions	22.5	19.8	16.1	12.1	7.4

Manufacturing[5]	0.8	1.2	1.0	1.0	0.9

Mining	0.8	0.9	0.6	0.4	0.3

Private households	9.6	12.1	10.8	8.3	13.3

Public authorities	0.6	0.5	0.4	0.5	1.1

Real estate and rentals	1.2	0.9	0.3	0.2	0.2

Retail and wholesale	0.5	0.4	0.4	0.7	0.5

Services	4.4	1.8	2.9	3.1	0.7

Transport, storage and communication	0.3	0.4	0.3	1.4	0.3

Other[6]	0.1	0.0	0.1	0.2	0.9

Total foreign	55.2	49.7	45.6	40.4	39.1

Total gross	100.0	100.0	100.0	100.0	100.0

1 Includes Due from banks and Loans from Industrial Holdings in the amount of CHF 93 for 2006, CHF 728 million for 2005, CHF 909 million for 2004 and CHF 220 million for 2003.  2 Includes chemicals, food and beverages.  3 Includes transportation, communication, health and social work, education and other social and personal service activities.  4 Includes mining and electricity, gas and water supply.  5 Includes food and beverages.  6 Includes hotels and restaurants.

D – Information Required by Industry Guide 3 (continued)

Loss History Statistics

The following is a summary of the Group’s loan loss history (relating to Due from banks and Loans). The table below does not include loans designated at fair value.

CHF million, except where indicated	31.12.06	31.12.05	31.12.04	31.12.03	31.12.02

Gross loans[1]	364,203	315,210	279,769	255,439	249,111

Impaired loans	2,628	3,434	4,699	6,999	9,654

Non-performing loans	1,918	2,363	3,555	4,758	5,779

Allowances and provisions for credit losses[2]	1,332	1,776	2,802	3,775	5,015

Net write-offs	301	588	797	1,349	2,466

Credit loss (expense) / recovery	156	375	241	(102)	(115)

Ratios

Impaired loans as a percentage of gross loans	0.7	1.1	1.7	2.8	3.9

Non-performing loans as a percentage of gross loans	0.5	0.8	1.3	1.9	2.3

Allowances and provisions for credit losses as a percentage of:

Gross loans	0.4	0.6	1.0	1.5	2.0

Impaired loans	50.7	51.7	59.6	53.9	52.7

Non-performing loans	69.4	75.2	78.8	79.3	86.8

Allocated allowances as a percentage of impaired loans[3]	46.3	46.4	51.6	46.8	44.8

Allocated allowances as a percentage of non-performing loans[4]	58.0	59.0	61.4	55.1	56.0

Net write-offs as a percentage of:

Gross loans	0.1	0.2	0.3	0.5	1.0

Average loans outstanding during the period	0.1	0.2	0.3	0.5	1.0

Allowances and provisions for credit losses	22.6	33.1	28.5	35.7	49.2

Allowances and provisions for credit losses as a multiple of net write-offs	4.43	3.02	3.51	2.80	2.03

1 Includes Due from banks and Loans from Industrial Holdings in the amount of CHF 93 million 2006, CHF 728 million for 2005, CHF 909 million for 2004 and CHF 220 million for 2003.  2 Includes Collective loan loss provisions.  3 Allowances relating to impaired loans only.  4 Allowances relating to non-performing loans only.

Cautionary statement regarding forward-looking statements | This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives and other statements relating to our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market and macro-economic trends, (2) legislative developments, governmental and regulatory trends, (3) movements in local and international securities markets, currency exchange rates and interest rates, (4) competitive pressures, (5) technological developments, (6) changes in the financial position or creditworthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (7) management changes and changes to our Business Group structure and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2006. UBS is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint | Publisher/Copyright: UBS AG, Switzerland | Languages: English, German | SAP-No. 80531E-0701

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

Introduction

This is the seventh edition of our Handbook.

In it, we describe ourselves – our strategy, organization, and businesses. We outline the principles by which we manage risk, and report on last year’s developments in credit risk, market risk, and treasury management.

As in previous years, we also discuss our corporate governance and our relationships with regulators and shareholders, and provide comprehensive information on UBS shares. We describe demographic trends in our workforce and the way people are trained and managed.

You should read the Handbook in conjunction with the other information published by UBS, set out on page 4.

We hope you will find this Handbook useful and informative. We believe that UBS is one of the leaders in corporate disclosure, and would be keen to hear your views on how we might improve the content, information or presentation of all our publications.

Tom Hill
Chief Communication Officer
UBS

Introduction

UBS key facts

	As of or for the year ended			% change from
	31.12.06	31.12.05	31.12.04	31.12.05

Financials

Operating income (CHF million)[1]	47,171	39,896	35,971	18

Net profit attributable to UBS shareholders (CHF million)[1]	11,249	9,442	7,357	19

Invested assets (CHF billion)[2]	2,989	2,652	2,125	13

Tier 1 ratio (%)[3]	11.9	12.8	11.8

Economic

Tax expense (CHF million)[4]	2,751	2,785	2,201	(1)

Distribution to shareholders (dividends & buybacks) (CHF million)	5,889	6,702	6,600	(12)

Salaries & bonuses (CHF million)	19,076	15,930	14,254	20

Social & environmental

Personnel (FTE)[4]	78,140	69,569	67,407	12

Women in ranked positions (% of total officer population)	25.5	22.1	N/A	18

Corporate charitable donations (incl. disaster relief efforts) (CHF million)	38	45	28	(16)

Volunteering hours spent by employees	53,679	N/A	N/A

CO2 emissions (tons)	293,169	372,184	360,502	(21)

Long-term ratings and benchmarks

Fitch, London	AA+	AA+	AA+

Moody’s, New York	Aa2	Aa2	Aa2

Standard & Poor’s, New York	AA+	AA+	AA+

Dow Jones Sustainability Index[5]	✓	✓	✓

FTSE4Good[5]	✓	✓	✓

Climate Leadership index[5]	✓	✓	✓

Interbrand: rank among 100 most valuable global brands	42	44	45

1 Financial Businesses results from continuing operations.  2 Excludes Private Banks & GAM  3 Includes hybrid Tier 1 capital. Please refer to the BIS capital and ratios table in the capital management section and note 29 to the financial statements.  4 Excludes Industrial Holdings.  5 Indicates UBS is included in the index.

All share and earnings per share figures throughout the report reflect the 2-for-1 share split made on 10 July 2006.

Introduction

Who we are

We are one of the world’s leading financial firms, serving a discerning international client base. Our business, global in scale, is focused on growth. As an integrated firm, we create more value for clients by drawing on the combined resources and expertise of all our businesses.

We are present in all major financial centers, with offices in more than 50 countries. We employ around 78,000 peo-

ple, with 39% in the Americas, 35% in Switzerland, 16% in the rest of Europe and 10% in Asia Pacific.

We are one of the best-capitalized financial institutions in the world, with a BIS Tier 1 ratio of 11.9%, invested assets of CHF 3.0 trillion, shareholders’ equity of around CHF 50 billion and market capitalization of roughly CHF 154 billion (on 31 December 2006).

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

Introduction

More about us

This Handbook contains a detailed description of UBS, its strategy, organization, businesses, employees, corporate governance and responsibility. The risk management chapter includes detailed information on credit, market and operational risk and a separate chapter explains Treasury’s interest rate, currency, liquidity and funding management activities. This Handbook is available in English and German (SAP no. 80532). You can find out more about UBS from the sources below.

Publications

Annual Review 2006

Our Annual Review this year looks at some major global economic and financial trends, and the part we play in them. It also briefly reviews our financial performance in 2006, corporate governance, and approach to corporate responsibility. It is available in English, German, French, Italian, Chinese and Japanese. (SAP no. 80530).

Financial Report 2006
The Financial Report 2006 contains our audited financial statements for the year 2006 and related detailed analysis. It is available in English and German. (SAP no. 80531).

Quarterly reports
We provide detailed quarterly financial reporting and analysis, including comment on the progress of our businesses and key strategic initiatives. These quarterly reports are available in English.

Compensation Report 2006
The Compensation Report 2006 provides detailed information on the compensation paid to the members of UBS’s Board of Directors (BoD) and the Group Executive Board (GEB). The report is available in English and German. (SAP no. 82307).

The same information can also be read in the Corporate Governance chapter of this Handbook.

The making of UBS
Our brochure, “The making of UBS”, outlines the series of transformational mergers and acquisitions that created today’s UBS. It also includes brief profiles of the firm’s antecedent companies and their historical roots. It is available in English and German. (SAP no. 82252)

How to order reports
These reports are available in PDF format on the internet at www.ubs.com/investors in the Reporting section. Printed copies can be ordered from the same website by accessing the order / subscribe panel on the right-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference where applicable, from UBS AG, Information Center, P.O. Box, CH-8098 Zurich, Switzerland.

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

Results presentations
Senior management presents UBS’s results every quarter. These presentations are broadcast live over the internet, and can be downloaded on demand. The most recent result web-casts can be found in the financials section of our Analysts and Investors website.

Introduction

Form 20-F and other submissions to the US Securities and Exchange Commission

We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is our annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934.

Our Form 20-F filing is structured as a “wrap-around” document. Most sections of the filing can be satisfied by referring to parts of this Handbook or to parts of the Financial Report 2006. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. You are encouraged to refer to this additional disclosure.

You may read and copy any document that we file with the SEC on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the SEC by dialing 1-800-SEC-0330 (in the US) or +1 202 942 8088 (outside the US) for further information on the operation of its public reference room. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005. Much of this additional information may also be found on the UBS website at www.ubs.com/investors, and copies of documents filed with the SEC may be obtained from UBS’s Investor Relations team at the address shown on the next page.

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
The addresses and telephone numbers of our two registered offices are: Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, phone +41-44-234 11 11;

and Aeschenvorstadt 1, CH-4051 Basel, Switzerland, phone +41-61-288 20 20.

UBS AG shares are listed on the SWX Swiss Exchange (traded through its trading platform virt-x), on the New York Stock Exchange (NYSE) and on the Tokyo Stock Exchange (TSE).

Introduction

Contacts

Switchboards

For all general queries.	Zurich	+41-44-234 1111

	London	+44-20-7568 0000

	New York	+1-212-821 3000

	Hong Kong	+852-2971 8888

Investor Relations

Our Investor Relations team supports institutional, professional and retail investors from our offices in Zurich and New York. www.ubs.com/investors	Hotline	+41-44-234 4100	UBS AG

	New York	+1-212-882 5734	Investor Relations

	Fax (Zurich)	+44-44-234 3415	P.O. Box

CH-8098 Zurich, Switzerland

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

P.O. Box

CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

US Transfer Agent

For all Global Registered share-related queries in the US, www.melloninvestor.com	Calls from the US	+866-541 9689	Mellon Investor Services

	Calls outside the US	+1-201-680 6578	480 Washington Boulevard

	Fax	+1-201-680 4675	Jersey City, NJ 07310, USA

sh-relations@melloninvestor.com

UBS

We are determined to be the best global financial services
company. We focus on wealth and asset management, and on the investment banking and securities businesses. We continually earn recognition and trust from clients, shareholders, and
staff through our ability to anticipate, learn and shape our future. We share a common ambition to succeed by delivering
quality in what we do.

UBS
Strategy and structure

Strategy and structure

UBS is, and has been for many years, a truly global firm, working with corporate, institutional and private clients. Our strategy is to concentrate on three global core businesses – wealth management, asset management and investment banking and securities trading – as well as retail and corporate banking in Switzerland. We operate as one firm, with an integrated business model that ensures we add value to our clients by drawing on the combined resources and expertise of all our businesses.

Our businesses

In wealth management, our services are designed for high net worth and affluent individuals around the world, whether investing internationally or in their home country. We provide them with tailored, unbiased advice and investment services – ranging from asset management to estate planning and from corporate finance to art banking.

As an asset manager, we offer innovative investment management solutions in nearly every asset class to private, institutional and corporate clients, and through financial intermediaries. Our investment capabilities comprise traditional assets (for instance equities, fixed income and asset allocation), alternative and quantitative investments(multi-manager funds, funds of hedge funds, hedge funds) and real estate.
In the investment banking and securities businesses, we provide securities products and research (in the areas of equities, fixed income, rates, foreign exchange, energy and metals) as well as advice and access to the world’s capital markets to corporate, institutional, intermediary and alternative asset management clients.
Our Swiss retail and corporate banking business provides a complete set of banking and securities services for domestic individual and corporate clients.

Our competitive profile

A global and focused strategy

Our vision and consistent focus has led to the current business mix. Since 1998, we have progressively divested non-core businesses and participations, helping us to invest in growing our core businesses, creating the individual business profile that we now have. We believe our mix makes us an attractive alternative to global consumer banks, conglomerates or niche players for clients, employees and shareholders.
This balance and focus is consistently reflected in our revenues. On average, through the entirety of the economic cycle, our global core businesses – the Investment Bank and the combined wealth and asset management business – each contribute 40% to 45% to total income, with another 10% coming from our Swiss-based retail and corporate banking business.

Operating as “one firm”

Business opportunities do not respect artificial demarcation lines between Business Groups. Our clients should be able to access all the services our firm can provide, where and when they are required, and regardless of what combination of teams work on the solutions. This “one firm” approach facilitates client referrals and the exchange of products and distribution services between businesses, contributing significantly to our revenue flows. We form internal partnerships to make the best use of our intellectual capital, execution technology and distribution. This sharpens our ability to recognize trends across business segments, serve clients better and, ultimately, create new revenue opportunities. One example of the success of such cooperation involving the asset and wealth management units as well as the Investment Bank is the growth in structured products and alternative investments. Their share of total invested assets in the Wealth Management International & Switzerland business went from 10% in 2004 to 16% in 2006.
In 2006, our wealth management and investment banking businesses launched a joint initiative focused on the ultra-high net worth segment. They identified senior partners in each of the two businesses to focus on the delivery of investment banking capabilities and advice alongside the wealth management offerings while systematically cross-referring clients. A partnership among the senior managers of the two businesses was created in all main wealth management locations – with explicit targets for each region. Since its inception, this cooperation has resulted in an inflow of CHF 5.5 billion of net new money into our wealth management business and resulted in 23 new

UBS

UBS is the leading global wealth manager – the market leader in Europe and Asia Pacific and fourth in the US. In M&A and equity underwriting, we are among the top five firms globally – and the only global bulge bracket investment bank with roots outside the US. Our asset management business is one of the leading active asset managers globally and the second largest mutual fund manager in Europe.

This, combined with an international management team who work throughout the business and share the same vision and common values, provides us with balanced reach worldwide.

The leading bank in Switzerland

In Switzerland, we are and have been since 1998 the leading bank for retail and commercial banking, serving around 2.7 million individual clients and 137,000 corporations, institutional investors, public entities and foundations. We have chosen to limit this business to the Swiss market, concentrating on domestic opportunities and growing selected market segments.

Sustainable, attractive growth opportunities

Our business is focused on areas with above-average growth rates, derived from sustainable societal and economic trends – such as aging societies, new wealth creation and growing financial markets. Structural developments in various countries are creating broad client demand for new financial advice, solutions, execution, and risk intermediation.
We will continue to grow, without radically changing our strategic positioning or our competitive profile, by:
–	expanding market share in our existing businesses, by attracting new clients in fast growing segments (for example, high net worth private clients or hedge funds) and increasing business volume through improved client segmentation and targeted solutions customized to client needs
–	quality and innovation, by continuously raising the quality of our advice, by improving our practices and processes and by developing new products
–	geographical expansion, by focusing on regions with rapid economic and wealth growth, such as China, Brazil, Russia and India.

Long-term client needs define the composition and structure of our businesses. As we have significant scale in our areas of focus, our main priority is to develop and grow UBS’s business organically. Acquisitions should accelerate and complement our growth, and they must have an obvious strategic and cultural fit, while being financially attractive to shareholders.

>> Details on industry trends can be found in the dedicated section of this chapter.

Distinct business model

We firmly believe our integrated business model creates more value than our businesses would as stand-alone units.
In the financial services industry, we are the only firm with a market capitalization of over USD 100 billion focusing on wealth management as a core business, providing services targeted to wealthy clients on a wide, global scale. This gives us unmatched credibility with clients and employees.

mandates for the Investment Bank, generating CHF 57 million in fees. At the end of 2006, our asset management and investment banking businesses started a collaboration that saw the launch of the iBoxx US Pension Liability Indices, a set of three index benchmarks designed to reflect pension liability profiles and mimic liability performance. The indices are aimed at helping pension plan sponsors, consultants and investment managers structure their investment strategies.
In our US domestic wealth management business, which has been part of the global wealth management business since 2005, our “one firm” model is supporting a transformation from a traditional US brokerage firm into a comprehensive wealth management business.
Another advantage of our “one firm” model is that it helps us to share activities between different parts of our businesses, eliminating redundant infrastructure, services, management and control functions. One example is our centralized treasury process, which ensures that cash flows within UBS are pooled and netted before being channelled through one access point to the money markets. The way we embed the same approach to risk management deeply in all our businesses is also one of our most important success factors. Another example is our information technology infrastructure (ITI) unit, launched successfully in 2004. This unit, housed within Corporate Center, integrates all IT infrastructure functions across UBS – data networks, telephone and other communications systems, IT security, distributed computing and servers, mainframes and data centers, market data services, user services and desktop computing.

UBS
Strategy and structure

At the same time, both our investment bank and asset management businesses help accelerate wealth management growth in a way that would not be possible if wealth management stood alone. Teamwork and cooperation across our businesses is essential.

Operating as “one firm” allows us to capture material synergies in areas such as capital usage and cash flow netting, shared services, talent mobility, branding and marketing.

Client focus and brand

Serving clients is our purpose as an organization. Whether we serve individual, corporate or institutional clients, we put their success first and strive to truly understand their goals. Client needs develop continuously, along with the industry. We ensure that we systematically capture our clients’ feedback in order to identify potential for improving our processes, and then adapting our products and services accordingly.
Branding, a key differentiating factor in the industry, is another critically important component in our growth strategy. Our brand equates to a promise we make in giving clients confidence in their financial decisions. It provides reassurance, familiarity and a clear sense of what we can do for them. Our efforts to strengthen our brand continue to pay off. In 2006, UBS moved up to 42nd place in BusinessWeek’s listing of the world’s top 100 brands, up two places from 2005. The survey is widely regarded as the industry benchmark and is based on the methodology of Interbrand, a leading brand consultancy.

Capital management discipline

Our policy has been to maintain a strong balance sheet, protecting our capital ratios and credit ratings, while also putting capital to work to create value for shareholders. In normal circumstances, we generate capital well in excess of the requirements of our existing business. As a first priority, it is used for investment in the growth of our businesses. In the absence of sufficiently attractive reinvestment opportunities, we return excess capital to our shareholders, through either direct distributions or share buybacks. Cumulatively, over the last six years, we have returned about 60% of all our cash flow to shareholders.

>> More details of this are in the “Capital management and UBS shares” chapter of this Handbook.

Sound risk management

Because taking risk is an integral part of our business, our overriding goal is to achieve an appropriate balance between risk and return, limiting the scope for adverse variations in our earnings. The primary focus in our risk-taking activities is to ensure an adequate diversification of risk and to restrict illiquid and concentrated positions, while ensuring that we are rewarded for the risks we take. In recent years, we have transferred resources from businesses in illiquid markets into more liquid ones, and have actively pursued risk distribution strategies. Portfolios with poor returns on risk have been cut back and the quality of other portfolios has been enhanced. As a result, UBS’s average risk-weighted assets are today at a similar level to 1998, just after the UBS-SBC merger, but our underlying risk profile is not.

>> More details on risk management can be found in the dedicated chapter of this Handbook.

Accountability for value creation

Our market position and the scale of our businesses imply a great deal of responsibility to our clients, employees, and shareholders. We also believe long-term value creation depends on what UBS does above and beyond what laws and regulations require. This is why we attach great emphasis to behaving conscientiously towards stakeholders, the environment and society and make it an important part of our culture, identity and business practice.

>> Corporate responsibility at UBS is described in a dedicated chapter of this Handbook.

>> Value creation for our shareholders is measured by financial performance indicators that are discussed in detail in our Financial Report 2006.

UBS

Growth highlights in 2006 and early 2007

Emerging markets

Emerging economies are a promising growth area and we made significant progress in entering key markets in 2006.

Latin America – Brazil and Mexico

In May 2006, we announced the acquisition of Brazilian financial services firm, Banco Pactual. Pactual was a leading independent investment bank and asset management firm in Brazil – with a fast-growing wealth management business. The acquisition closed in December 2006 and the integration of Pactual into UBS’s investment banking, wealth management and asset management units is proceeding smoothly. We now have offices in São Paulo, Rio de Janeiro, Belo Horizonte and Recife. In the Investment Bank, the combined businesses have already joined forces for several transactions. In December 2006, the first month it was included in UBS’s results, Pactual contributed especially high revenues of CHF 102 million. Pactual contributed a total of approximately CHF 21 billion invested assets to our wealth and asset management businesses. The newly combined UBS-Pactual asset management business, with invested assets of around CHF 24 billion, is currently the country’s sixth largest asset manager.
With Pactual, we secured a starting point for further expansion into Latin America. In early January 2007, we also received approval from the Mexican Ministry of Finance to offer domestic banking services. We plan to begin operations in first quarter 2007 by offering cash, foreign exchange and debt products to institutional investors. Additional products and services may be offered in the future to institutional and individual clients.

China

On 8 December 2006, China’s securities regulator granted us business commencement approval for UBS Securities following the approval of the restructuring of Beijing Securities.

The business should see UBS becoming the first foreign firm to invest directly in, and manage, a full-service domestic Chinese securities firm. UBS was one of the first foreign firms to gain a foothold in China with the opening of a Beijing representative office in 1989. This was followed by another in Shanghai in 1993 and in Guangzhou in 2004. Today, the Investment Bank has a USD 800 million Qualified Foreign Institutional Investor (QFII) quota, which allows the firm to trade in domestic shares and bonds on behalf of non-Chinese clients, and remains the largest of all QFII quotas given to a single QFII. The asset management business has a separate QFII quota of USD 200 million. In our Beijing Branch, opened in August 2004, we offer corporate and institutional clients in China tailor-made solutions to manage interest rate and currency risks.

India

In late January 2007, we signed an agreement to acquire Standard Chartered’s mutual funds management business in India. The transaction is still subject to regulatory approval. The business manages 16 mutual funds, ten of which are fixed income, two asset allocation and four in equities. The business is the ninth largest mutual fund manager in India with a 4% share of the domestic market. It is headquartered in Mumbai and has offices in 27 other cities, including Bangalore, Chennai, Kolkata and New Delhi.
The mutual fund management market in India has an approximate size of CHF 91 billion and has grown by around 26% annually since 2001. The growth rate surged to more than 62% in 2006. The continuing liberalization of the country’s pension market, relatively low penetration levels and the increasing sophistication of investors, provide significant potential for further growth. The purchase provides UBS with a strong investment team and a broad, local distribution network throughout India.
UBS has a well established, growing presence in India, and is one of the top brokers for international investors investing in Indian equities. UBS India Securities Private Ltd‘s

UBS
Strategy and structure

brokerage and advisory services have been available through the Mumbai office since 1990.

The UBS India Service Centre, which provides knowledge services (research and analytics), business process offshoring (transaction and data processing) and IT infrastructure support, was opened in Hyderabad in June 2006 and employed 264 people on 31 December 2006.

Russia

In June 2006, we received a banking license from the Central Bank of Russia, enabling us to expand our local fixed income business and foreign exchange trading alongside our existing Russian operations in equities and investment banking. UBS has been committed to the Russian market for more than ten years. We opened a Moscow representative office in 1996, and entered into a joint venture with Brunswick in 1997. Brunswick UBS, as the business was called, managed to capture a sizeable position in the Russian securities market. In 2004, UBS purchased the remaining stake in the joint venture, re-branding it as UBS in 2005.

Developed markets

USA

The US Wealth Management business in 2006 acquired the private client branch office network of Piper Jaffray (the transaction successfully closed in August 2006) and McDonald Investments’ branch network (completed in February 2007). Also in June 2006, the US-based bank branches of UBS AG became part of Wealth Management US, giving clients the option of receiving services from both financial advisors and private bankers. The integration will enhance our product offering while strengthening and broadening client services, enabling us to better penetrate the ultra-high net worth market. In 2004, when we began emphasizing this segment of individuals with more than USD 10 million to invest, invested assets from such clients were just CHF 48 billion. At the end of 2006, they had more than doubled, reaching USD 106 billion.

Europe

It has been six years since UBS launched its European wealth management business. The business, well established and profitable, is a strong platform from which we intend to capture further growth opportunities in the ultra-high net worth client, core affluent and financial intermediary markets. The move to build an onshore presence in Europe has been a significant achievement for UBS. It has also provided UBS with the lessons, processes and skills necessary to expand its wealth management business globally.
In our most mature European market, Switzerland, we have seen significant momentum this year. By focusing on developing our relationship with affluent clients from retail services to a more sophisticated wealth management offer-

ing, Business Banking has transferred a total of CHF 8.2 billion in assets to the wealth management unit.

Growth initiatives in the Investment Bank

With the acquisition of the Brazilian financial services firm Banco Pactual, we became the leading investment bank in the already large and growing Brazilian market. Also in 2006, we acquired ABN AMRO’s global futures and options business in order to exploit product commoditization and globalization in exchange-traded derivatives. The transaction closed on 30 September. Following its integration, fee revenues from exchange-traded derivatives in fourth quarter 2006 doubled from a year earlier.
In 2006, the Investment Bank also made progress on a number of organic growth initiatives.
Our commodities business – which we started to expand in the latter half of 2005 – has widened its geographical scope and product offering, making our services more attractive to clients and resulting in a more balanced mix of trading and client revenues.
In structured credit, we have also broadened the product range and our geographical reach. This was complemented by a new risk management and reporting platform. Even at this early stage, we recorded a substantial rise in 2006 revenues.
In 2006, we started to build a real estate finance business, with presences in the US, Europe and Japan. It is fully integrated with all of UBS’s other real estate infrastructure businesses within and outside the Investment Bank to provide clients with “one-stop shop” services. Results in 2006 exceeded initial expectations.
The Investment Bank also re-engineered its processes to become a more powerful and effective partner in leveraged finance transactions. As a result, we completed some important and profitable deals without compromising our disciplined approach to risk.
We continued to invest in our technology platform, as we build capacity, increase efficiency, and, at the same time, reduce the complexity of our IT infrastructure. Over the long-term, this will allow us to scale our platform and reduce unit costs.

>> For more details on the strategy and the latest developments in our different businesses, please see the business group chapters of this Handbook

Outlook for growth

Our strategy is geared for the long term, focused on areas that are expected to grow faster than the economy as a whole. As we have shown with our European wealth management and US investment banking expansion drives, returns on strategic investments will materialize – even if it takes time. Those that require considerable infrastructure are broad and extensive commitments that do not allow for shortcuts. We are certain of the fundamental strategy behind these initiatives and will continue to pursue them.

UBS

Beyond the most immediate challenges, talent management – recruiting the right people, developing and retaining talent within UBS – remains critical to our long-term organic growth ambitions.

>> Our efforts in managing and developing talents are outlined in the “Our employees” chapter of the Handbook.

With a global presence that is balanced across the Americas, Europe and Asia Pacific, the building blocks of our growth strategy are firmly in place. In 2006, we made a concentrated number of acquisitions while investing heavily in organic growth. In 2007, our focus will be on integrating our new areas of activity.

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

The Group Executive Board, on the other hand, assumes overall responsibility for the daily management of UBS, the implementation of strategy and for business results. Together with the Chairman’s Office of the Board of Directors (the Chairman and the Vice Chairmen), it is responsible for developing UBS’s strategies.
The dual structure establishes a system of checks and balances, ensuring that the two boards are institutionally independent of each other. In particular, the functions of Chairman of the Board of Directors and Chief Executive Officer are performed by two different people. No member of one board may be a member of the other.

>> Detailed information on our corporate governance structures and principles can be read in the Corporate Governance chapter.

Organizational structure

UBS is structured into three Business Groups, a Corporate Center, and Industrial Holdings. It is managed as an integrated firm. Each Business Group is led by a member of the Group Executive Board.

UBS
Industry trends

Industry trends

Long-term perspectives

The world economy is expected to grow around 3.1% a year in the next ten years. There will be continued productivity gains as a result of global competition and the diffusion of new technologies. Worldwide population and therefore economic activity will also grow, although employment may increase at a slower pace, reflecting demographic shifts towards older populations in some countries.

Growth will be highest in Asia, followed by Eastern Europe, Middle East and Latin America. Asia will represent the largest increase in Gross Domestic Product (GDP) in absolute terms, closely followed by North America and Western Europe. This is why it is important for global financial service providers, such as UBS, to have significant positions both in growth markets and large, mature markets, such as the US and Western Europe.
The financial services sector has been growing faster than the economy for many years. Financial innovation, closely linked to the evolution of securities markets, will continue to be the engine for further development in the financial sector. We see several specific factors driving the development of our industry over the coming decades:
–	financial liberalization and deregulation
–	wealth accumulation
–	retirement provisioning
–	securitization
–	equitization
–	alternative investments
–	corporate restructuring and internationalization
–	commodities

     These terms, and their distinct impact on our businesses, are explained in more detail below.

Financial liberalization and deregulation

Over the past few decades, deregulation and liberalization in financial services have accelerated the industry’s expansion and triggered considerable improvements in the quality and variety of new financial services. This process is now well advanced in many countries, and in some markets, we do not expect any further notable deregulation. On the contrary, in the last few years the regulatory pendulum has shifted towards more regulation in some developed countries, particularly in the US, where the cost of doing business has increased. We expect the regulatory pendulum to shift back towards more efficient regulatory approaches, which achieve regulatory objectives with less market interference.

     Further liberalization is likely in emerging economies where domestic markets are still relatively protected, with many of these countries seeing deregulation as a way to increase competitiveness. However, the pace of liberalization will vary across regions. The suspension of the Doha Round of multilateral trade negotiations in June last year, however, was a major setback for continued liberalization – although we believe many of the related issues will be addressed by strengthened regional and bilateral trade agreements.

In general, all further liberalization of financial markets is expected to benefit investment banking and securities firms that are positioned to take advantage of further openings in individual domestic capital markets. Asset managers with global platforms should also benefit from the facilitation of cross-border mutual fund business.

Wealth accumulation

In many economies, a notable shift is taking place away from labor-intensive production to more capital-intensive activity. Based on this, we see a clear trend towards individual wealth accumulation that is likely to continue over the next decade, particularly in Asia. Wealth is expected to grow faster than GDP in developed countries. Moreover, the ratio of wealth to GDP in emerging markets is currently low and should increase, due, among other factors, to generally higher saving rates. These developments will benefit wealth management businesses across the world. They will also help the asset management industry as private wealth is a key driver for institutional asset growth. Investment banks and securities businesses should also benefit thanks to rising capitalization levels in global financial markets and higher trading volumes.

Retirement provisioning

In coming decades, most countries with established, mature economies will face a major demographic shift related to declining birth rates. This means that the number of retired citizens will rise while there are fewer younger people available to replace them – and fund their retirement. Thus, pension reform is on the agenda of many governments across the world. The strong reliance in Continental Europe and Japan on unfunded schemes will make reform especially urgent. Although each country will follow its own regulatory agenda, in general we see a gradual shift from unfunded public pension schemes to privately funded ones.

Institutional asset management is the sector most significantly affected by this trend, but investment banking and

UBS

wealth management should also benefit. In asset management, the focus will be not only on serving clients with investment advice and assuming management of pension mandates, but also on addressing other issues that current and potential clients have to deal with, particularly for underfunded defined benefit corporate pension funds. We expect the ongoing shift from corporate defined benefit to defined contribution schemes to continue at the current pace as corporations protect their balance sheets from the negative effects of aging.

Investment banks have recently started to serve pension funds in the area of liability-led asset management advice, where derivatives and structured products are used. In wealth management, we believe that current developments will influence the demand for retirement-specific products. Individuals go through different stages in life. While their first four to five decades are usually dominated by wealth accumulation, private clients usually experience a mind-set change when they enter their sixth decade – the focus shifts from wealth accumulation to wealth protection. Appropriate products and services are needed in order to prepare these individuals for their retirement, representing a substantial growth area for the financial services industry.

Securitization

The transformation of financial services over the last ten to twenty years has included the de-emphasis of traditional lending activities and the increasing importance of securities trading and financial markets. Corporations are now frequently in a position to meet their funding needs by directly accessing the capital markets. This has driven the long-term expansion of corporate bond markets, replacing traditional bank lending services. At the same time, an increase in bank assets such as loans, mortgages and receivables has fueled growth in the securitization of these assets, increasing the volume of asset-backed securities.

     We expect these trends to continue. In continental Europe, securitization is still catching up with the US. In many emerging markets, the corporate bond market is still under-developed, but it is growing quickly. The ability of financial market participants to assess counterparty risk will further improve, facilitating financing by way of the securities market. Additionally, as the number of listed companies increases, they will have to conform to the transparency standards required by their listing, and thereby meet requirements for issuing debt securities as well.

Equitization

Over the past ten years, global equity market capitalization has grown at an annual rate of around 10%. According to recent estimates, equity accounts for nearly half of the growth in global financial assets as more institutional and individual investors tend to allocate a greater share of their assets into equities. The rising share of equity in global financial assets reflects the transfer of ownership of productive assets from government and private owners to public markets and the increasing reliance of corporations on public equity financing to fund their operation. We believe that the underlying trend towards an increasing role of equity financing and equity investments remains intact, even though the private equity industry is also growing fast. In Western Europe, we see significant growth potential because of continued financial market integration. Growth potential is even higher in the emerging markets in view of the relatively low levels of stock market capitalization compared with GDP. Equitization is expected to provide growth opportunities not only to investment banking and securities businesses, but also to wealth and asset managers, as assets are increasingly shifted into higher margin classes. In addition, with the continued commoditization of trading services, we believe that smaller providers will start outsourcing these services to larger competitors.

UBS
Industry trends

Alternative investments

The last two decades have seen robust growth in alternative investments – meaning investments other than cash, bonds, or public equities. North America led the way, with real estate and private equity becoming significant components of portfolios from the early 1980s, while hedge funds, once considered a fringe investment, continue to move into the mainstream across the globe. An increasing number of investors use alternative investments to boost expected returns and increase portfolio diversification. New alternative asset classes continue to emerge. This increases the demand for a variety of sophisticated products from the providers of these asset classes. These services range from IPOs and leveraged finance for private equity firms to prime brokerage and administrative services for hedge funds.

Corporate restructuring and internationalization

In the last few years, many businesses have benefited from strong global economic growth, low levels of nominal interest rates and abundant global liquidity. As a result, the global default rate has touched a historical minimum and profits have grown significantly. With rising interest rates and global liquidity levels easing, the credit cycle is likely to reverse gradually and move the default rate back towards its long-

term average. This is likely to trigger continued corporate restructuring which will – in turn – become business opportunities for our investment banking business.

At the same time, the internationalization of business will continue, particularly in Asia, where thanks to strong economic growth, local businesses are gradually becoming net buyers of assets abroad, particularly in the US and in Europe as well as the commodity-rich countries of Africa and Latin America. This will provide business opportunities for UBS advisory experts to assist businesses interested in making acquisitions around the world.

Commodities

Production capacities for energy and raw materials currently lag behind rising global demand, particularly from emerging economies. This has shifted the focus to the efficient allocation of commodities, similar to efficient resource allocation in capital markets. Energy and raw material markets are becoming increasingly similar to financial markets. Financial firms are buying and selling futures or making private financial contracts (derivatives) with other participants. With clients asking for more sophisticated products and services in the commodities area, financial firms are in an ideal position to profit from these developments, as they apply their experience of capital markets.

UBS

UBS
The making of UBS

The making of UBS

All the firms that have come to make up today’s UBS look back on a long and illustrious history. Both the two Swiss predecessor banks and PaineWebber came into being in the second half of the 19th century, while SG Warburg’s roots go back to 1934. But it is in the 1990s that UBS’s current identity began to form.

In the early 1990s, the two Swiss banks that are part of the current UBS, Swiss Bank Corporation (SBC) and Union Bank of Switzerland, were commercial banks operating mainly out of Switzerland. The two banks shared a similar vision: to become a world leader in wealth management and a global bulge-bracket investment bank with a strong posi-

tion in global asset management, while remaining an important commercial and retail bank in Switzerland.

Union Bank of Switzerland, the largest and best-capitalized Swiss bank, opted to pursue a strategy of organic growth, or expansion by internal means. In contrast, SBC, then the third-largest Swiss bank, decided to take another route by starting a joint venture with O’Connor, a leading US derivatives firm that was fully acquired by SBC in 1992. O’Connor was noted for its young, dynamic and innovative culture, its meritocracy and team orientation. It brought state-of-the-art risk management and derivatives technology to SBC. In 1994, SBC acquired Brinson Partners, one of the

UBS
The making of UBS

leading US-based institutional asset management firms. Both the O’Connor and Brinson deals represented fundamental steps in the development of the firm.

The next major move was in 1995, when SBC merged with S.G. Warburg, the British merchant bank. The deal helped to fill SBC’s strategic gaps in corporate finance, brokerage and research and, most importantly, brought with it an institutional client franchise, which is still crucial to today’s equities business.
The 1998 merger of Swiss Bank Corporation and Union Bank of Switzerland brought together these two leading Swiss financial institutions, creating the world leader in wealth management and improving the new firm’s chances of becoming a bulge-bracket investment bank, not to mention providing it with greater capital strength.
But there was still a major item left on the firm’s broader strategic agenda. It needed to establish a significant presence in the key US market in order to be a truly global player in investment banking and wealth management, both of which are “scale” businesses – meaning that size matters. That was achieved when PaineWebber became a part of UBS in 2000.
Since its acquisition, our strategy has successfully focused on organic growth aided by carefully chosen “bolt-on” acquisitions. In Europe, the domestic wealth management initiative, launched in 2001, made a number of acquisitions, most notably in Germany (Sauerborn, Merrill Lynch International), the UK (Laing & Cruickshank, Scott Goodman Harris) and France (Lloyds Bank SA). In the US, we strengthened our wealth management business through the acquisition of the private client branch network of Piper Jaffray, advancing UBS’s presence in the Midwest and western United States, and of McDonald Investments, present in the Northeast, Midwest, Rocky Mountain and Northwestern states. The Investment Bank has seen important additions in the Americas through the acquisition of Banco Pactual in Brazil, Charles Schwab Capital Markets and two ABN Amro businesses (Prime Brokerage and Global Futures and Options). Global Asset Management bolstered its position in the important German market with the integration of Siemens Real Estate in 2005.

Our asset management business established a joint venture fund management company in China – UBS SDIC Fund Management Co Ltd – after the purchase of a 49% stake in Shenzen-based China Dragon Fund Management Co Ltd. In India, at the end of January 2007, we announced the purchase of Standard Chartered’s mutual funds management business, the country’s ninth largest domestic mutual fund manager.
These acquisitions have helped us to accelerate growth and rounded out gaps in our offering across Business Groups and regions. In incorporating these firms, UBS remains focused on building an integrated business and a joint culture – both essential ingredients for the continued success of our firm.

Our employees

Competitive strength in the financial services industry depends, more than anything else, on the expertise, talent and commitment of a firm’s employees. For UBS to continue to succeed,
we must be able to attract, develop and retain highly qualified people. Our employees should be able to benefit from our
strong core businesses, our open and entrepreneurial culture, and the breadth of opportunity for individual success.

Our employees
The UBS workforce

The UBS workforce

Investing in our employees

In our industry, competitiveness and service quality depend on the expertise and talent of each individual member of staff. Since 2002, the effectiveness of our staff, as measured by “human capital value added”, has increased steadily. By comparison, the amount of shareholders’ equity deployed per person is largely unchanged from 2002. While the increase in “human capital value added” is to a certain extent attributable to the favorable market conditions seen in the past four years, we do believe that this also shows that our people are becoming steadily more skilled and, therefore, more productive.

We believe this is the result of investing in the quality of our people. The diagram below gives an overview of what we believe are the most important factors driving the value created by our personnel. They are outlined in more detail in the following pages of this chapter.

Staffing

Our workforce

The number of people employed in our financial businesses at the end of 2006 was 78,140, up 8,571 or 12% from 69,569 on 31 December 2005. Staff levels increased in all businesses over the course of the year.
In our Swiss and international wealth management business (up 2,009), we continued to invest in growing markets in Asia Pacific, Europe, the Middle East and Africa. We also strengthened our domestic advisory capability in Switzerland. The US-based wealth management business (up 1,523) saw staff level increases related to the acquisition of Piper Jaffray in August 2006, which added 1,156 employees. We also recruited specialists in support and logistics functions in order to implement strategic initiatives. The Swiss commercial and retail banking business recorded lower personnel numbers (down 110). The decrease stemmed from the sale of Swiss facility management activities in first quarter 2006, which was partly offset by the higher level of IT staff needed to support growing business volumes and new hires in our Swiss domestic banking business. The asset management business (up 575) saw increases in all areas, reflecting strong business growth. The launch of Dillon Read Capital Management (DRCM) on 5 June 2006 added 175 people, including all those transferred from

Our employees

the Investment Bank. Our Investment Bank’s staff levels (up 3,725) rose in IT, operations and finance due to higher business volumes and also because of new initiatives in the investment banking and fixed income, rates and currencies businesses. Hiring was also seen in legal and compliance functions, reflecting the more stringent regulatory environment. Some of the increase in personnel was also due to the inclusion of employees from Pactual and ABN AMRO. In Corporate Center, personnel numbers were up by 849, mainly in the IT infrastructure unit, as the demand for its services grew in line with the expansion of our core businesses. Demand for offshoring services increased as well, driving up staff levels in the UBS Service Center in Hyderabad.

In 2006, UBS personnel worked in more than 50 countries, with around 39% of our staff employed in the Americas, 35% in Switzerland, 16% in Europe, the Middle East and Africa, and 10% in Asia Pacific. Growth was strongest in Asia Pacific, where staff levels rose 41%.
Excluding the effect of acquisitions and disposals, staff levels increased by 10.1% in 2006. We hired 18,465 people, while 11,406 people left UBS.
The opportunity for staff to move from one role to another, across businesses, Business Groups or regions, is an important driver of growth. Our “one-firm” approach benefits from a constant exchange of knowledge and experience, continuous learning, and an employee population with a wide breadth of experience, background and opinion. In 2006, 1,075 employees moved to jobs in another region. The largest transfer of employees was from Switzerland, with 122 going to the Americas, 98 to APAC, 82 to the UK and 45 to EMEA locations. Additionally, 105 UK-based staff moved to roles based in the Americas, 107 to Switzerland, 74 to APAC and 17 to EMEA. Smaller transfers were observed among Americas, APAC and EMEA staff.
Corporate Center had the highest level of mobility, with 4.1% transferring into and 3.5% transferring out of Corporate Center functions. Career mobility is one step in our internal talent development efforts.
An example is Group Internal Audit which reports to the Board of Directors and provides an independent review of the effectiveness of UBS’s system of internal controls and compliance with key rules and regulations. The importance of internal audit has increased in the last few years, making the recruitment of professionals with an excellent education-

al background at the level of associate director or director more competitive. Vacancies within Group Internal Audit at the senior partnership level are almost exclusively filled internally. Talent development within Group Internal Audit focuses on improving individual business knowledge as well as project management and leadership skills. The required skills and in-depth knowledge of our firm are also prized by many other internal functions, making Group Internal Audit an attractive starting point for a career at UBS. While mobility to and from the Business Groups and Corporate Center is ac-

Graduate and MBA hiring across UBS
	2006				2005
	Europe	Americas	APAC	Total	Europe	Americas	APAC	Total

Investment Bank	245	274	97	616	158	226	72	456

Global Wealth Management & Business Banking	181	109	8	298	227	82	30	339

Global Asset Management	7	3	1	11	18	10	7	35

Corporate Center (incl. ITI)	16	15	0	31	6			6

Total	449	401	106	956	409	318	109	836

Our employees
The UBS workforce

tively encouraged, the process is managed carefully to ensure no conflicts arise between the supervisory role of Group Internal Audit and the interests of our businesses.

Recruiting and retaining staff

Recruiting efforts in 2006 focused primarily on supporting business growth. In 2006, we hired 956 university graduates into one of our graduate or MBA training programs, up 12.5% from 2005.
We continue to be one of the top-ranked employers for university graduates in Switzerland. Leading global consultant Universum ranked UBS number one for business students in Switzerland for the second straight year. Overall, UBS ranked number 26 among the UK’s top employers for all university disciplines, up from 41st a year earlier.

Graduate, vocational training

In Switzerland, UBS offers an apprenticeship program for students in secondary school wishing to specialize in banking or IT. A three-year commercial training program prepares students for banking-related jobs, while an IT apprenticeship teaches application development and systems technology in 18-month theoretical and 30-month practical sessions. IT trainees from other companies, including Swiss Re and the Swiss National Bank, complete the theoretical part of their training at UBS. In 2006,

Gender distribution by employee category[1]
	Officers		Non-Officers		Total
	Number	%	Number	%

Male	32,425	74.5	16,677	47.0	49,102	62.2

Female	11,089	25.5	18,795	53.0	29,884	37.8

Total	43,514	100.0	35,472	100.0	78,986	100.0

1 Calculated on the basis that a person (working full-time or part-time) is considered one head-count in this table only. This accounts for the total UBS end-2006 employee number of 78,986 in this table. Normally, UBS expresses employee numbers in terms of full-time equivalents (FTEs), which is measured as a percentage of the standard hours normally worked by permanent full-time staff. When calculated according to FTEs, the end-2006 total is 78,140.

we hired 260 apprentices, and in total, around 1,600 young people participated in vocational training. These programs targeted apprentices, apprenticeship graduates, all-round interns and university graduates in our Graduate Training Program.

Employee retention

Retaining staff is influenced by a number of factors, including performance management, compensation and incentives, and training and development. We direct and monitor these activities at corporate level. We also track retention among key staff, as knowledge of the firm and professional experience are important to keep within UBS. Among our Group Executive Board, Group Managing Board and Managing Director populations, 86.2% have been with the firm three years or more, with 20.7% having worked here between six and 10 years, 36.3% between 11 and 20 years, and 20.7% having been with the firm more than 20 years.

Developing and sustaining a diverse workforce

Teams comprised of people with diverse backgrounds, skills and experiences are better able to understand and address our clients’ needs. We therefore seek to cultivate an open and inclusive culture, where employees are able to maximize their potential.
Citizens from 147 countries are in the UBS workforce. The largest number of employees, as measured by primary citizenship, hold US or Swiss citizenship, followed by British citizenship.
We believe that having a broad range of age and experience in our workforce helps us meet the varied needs of our clients around the world. This is reflected in the structure of our workforce. The largest proportion of our global employee population is in the 30 – 44 age range. The median age of UBS employees is 37.
Recruiting and retaining diverse talent is the responsibility of line management. The human resources function is an impor-

Our employees

tant partner in supporting our business leaders in achieving this. Since increasing the focus on diversity in 2002, we have built a firm-wide infrastructure, including 10 Regional Diversity Boards. Policies were put in place where needed to address fair treatment, professional behavior, maternal / parental leave, harassment prevention and most recently, internal entertainment.

More recently, our efforts have been focused on integrating diversity into daily management processes such as recruiting, talent development, and our performance management process. We initiated a Global Executive Search Firm Breakfast series in New York, London, Zurich, Hong Kong and Sydney at which hiring managers, human resources firms and search firm partners identified creative solutions for diversifying our pool of potential candidates. As a result, the range, type and background of candidates we interview at the managing director and executive director levels has increased. In March 2007, UBS and The Wharton School of the University of Pennsylvania launched Career Comeback, an executive education program for women returning to work after a career break of two to seven years, which 50 participants attended. Additionally, more than 3,000 senior UBS leaders have attended a training program using actors to portray management situations that involve diversity issues. Diversity has also been integrated into leadership development programs.
Heightened focus on the commercial value of diversity included a number of initiatives, such as:
–	an inaugural UBS Women’s Leadership Conference in Zurich that attracted nearly 1,000 women and men from the financial services industry
–	events for high net worth women in Mexico, Brazil, Argentina, Germany and Switzerland
–	“All Bar None” client events in the US and UK for female corporate and institutional clients.

Composition of UBS’s workforce by citizenship[1]
Country	Number	%

US	27,894	35.4

Switzerland	22,881	29.0

United Kingdom	7,587	9.6

Germany	3,158	4.0

Australia	1,722	2.2

Italy	1,657	2.1

India	1,333	1.7

Singapore	1,247	1.6

France	1,216	1.5

Hong Kong	1,046	1.3

Japan	1,024	1.3

Canada	696	0.9

Brazil	692	0.9

Spain	629	0.8

China	434	0.5

Russia	423	0.5

Taiwan	340	0.4

Ireland	301	0.4

Austria	270	0.3

Malaysia	214	0.3

Other Countries	4,222	5.3

Total	78,986	100.0

1 As measured by primary citizenship. Calculated on the basis that a person (working full-time or part-time) is considered one headcount in this table only. This accounts for the total UBS end-2006 employee number of 78,986 in this table. Normally, UBS expresses employee numbers in terms of full-time equivalents (FTEs), which is measured as a percentage of the standard hours normally worked by permanent full-time staff. When calculated according to FTEs, the end-2006 total is 78,140.

Managing our staff

Effectively managing and developing our employees are core activities for us, supporting our strategic growth ambitions and our corporate values. Sustaining elements are regular performance management and individual development discussions, a culture of meritocracy and diversity, an open internal labor market and a broad range of learning and development opportunities.
All employees are part of a performance management process that assesses individual achievements against agreed objectives. This process, called Performance Measurement and Management (PMM), has been in place since 1996. PMM is closely linked to our corporate values. It puts specific expectations on the behavior and actions laid out in our values, and those expectations rise with experience and rank.
At the beginning of the year, each employee agrees to specific individual objectives with the evaluating manager. Targets are set in four areas – clients, people / team, economics and professional expertise. During the year, targets can be updated and additional targets may be set and recorded in PMM.
Towards the end of the year, an employee’s achievements are assessed against these defined targets – by the individual employee, by the line manager, and in many cases by peers, internal clients and direct reports. The PMM assessment is one of the elements defining individual incentive awards.

Our employees
The UBS workforce

Top performers receive proportionately higher rewards. The total amount of incentive awards to be granted is determined based on the financial performance of the firm and the individual businesses.

For the executive members of the Board of Directors, members of the Group Executive Board and members of the Group Managing Board, the PMM process is broadly the same. Achieving the clearly defined financial targets set for the Group and the Business Groups plays a significant role. Leadership, cross-business cooperation, and strategic thinking and contribution are also assessed.

Compensation and incentives

UBS’s compensation policy aims to provide competitive total compensation opportunities that enable the firm to attract, retain and motivate the talent it requires. Compensation should provide incentives that foster an entrepreneurial and performance-oriented culture and support the firm’s integrated business strategy. Senior executive compensation is closely linked to the achievement of sustainable shareholder returns, and it provides appropriate incentives for long-term value creation.
The firm’s compensation policy is designed by the Group Executive Board and approved by the Board of Directors.

>> A discussion of UBS’s senior executive compensation policy is available in the Corporate Governance section.

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
UBS offers a voluntary equity-based program for employees called Equity Plus in over 45 countries. The program allows employees to buy UBS shares at their own cost and generally receive two free UBS stock options for each share purchased. The employee has full ownership of the shares as soon as they have been purchased, although they generally are restricted for two years after the purchase date. Options vest after two years and expire ten years after the grant date, provided the employee remains employed at UBS. In 2006, over 27,000 UBS employees elected to participate in Equity Plus. This was a 35% increase over 2005, and up 47% over 2004. Participation by Swiss staff increased nearly 30% from a year earlier, in the UK it was up 49% while enrolments doubled in Hong Kong and Singapore. In total, approximately 32,000 employees are enrolled in the plan.

For staff with annual incentive awards above a certain threshold, a mandatory component is awarded in restricted UBS shares. Select high-performing employees are granted stock options that only deliver value if the share price appreciates. We also provide the opportunity to acquire UBS shares through a number of country-specific retirement plans.

As of 31 December 2006, current UBS employees held an estimated 6% of shares outstanding, (including approximately 3% through unvested / blocked shares) based on all known share holdings from employee participation plans, personal holdings and individual retirement plans. An additional 2.5-3.0% could be imputed for stock options (based on the options’ intrinsic value), for a total of 8-9%.
At end-December 2006, an estimated 53% of all employees held UBS shares while 38% of all employees held UBS stock options.

Training and development

Talent and leadership development

For many years, UBS has invested in developing current and potential leaders. Leadership development is based on the ongoing identification of key position holders, their succession candidates and high potential employees across all Business Groups, regions and functions. Supported by the UBS Leadership Institute, we have implemented group-wide processes that allow us to identify key talent across the company, based on a common set of specific criteria.
Leadership development at a firm-wide level starts with the “Accelerated Leadership Experience”, an 18 month development process designed to enhance the leadership capabilities of mid-level managers identified as having exceptional leadership potential. Since its inception in 2004, nearly 300 potential leaders have participated.
More senior leaders are nominated by senior management to participate in the Global Leadership Experience family of programs, where participants learn how to build and lead a client-focused organization and strengthen their personal leadership capabilities. This is supplemented by a cross-Business Group mentoring program in which Group Executive Board members mentor Group Managing Board members, who, in turn, mentor key talents. Since its inception in 1999, approximately 1,600 senior leaders have participated in a GLE program and / or an associated developmental process.
Strategic events allow select members of senior key talent groups to focus on issues critical to UBS’s ongoing success. Most notable are the Senior Leadership Conference, an annual event at which more than 700 senior executives meet to analyze and adjust UBS’s strategy and / or strategic agenda, and the Annual Strategic Forum, where the top 93 leaders in the firm assess the strengths, opportunities, challenges, values and aspirations that shape the firm’s strategy.
Business Group leadership programs also play a key role in developing our talent. ASCENT, the Investment Bank’s 18

Our employees

month early career program, has exposed 450 high-potential employees to specific business challenges, talent and client management skills development, and cross-firm networks since it was launched in 2005. Global Wealth Management & Business Banking’s “Leading for Growth” program targets executive and managing directors, and is taught by the most senior managers of that Business Group. Participants strengthen their leadership practices and learn how to create and foster a culture of innovation and active mutual support within their teams. To date, 1,500 senior leaders have attended. Global Asset Management’s AMSLE program helps “managers of managers” strengthen their strategic leadership skills by focusing on both leadership and core technical skills. Over 70 managers have participated since 2005.

Business training

All employees have access to professional, personal, management and business-specific skill development opportunities through an ongoing series of educational offerings.
Large-scale core education initiatives address areas of critical importance to the firm, especially in the areas of risk management and compliance. Two firm-wide training initiatives focusing on operational risk mitigation and conflict of interest management were completed in 2006. Additionally, a new six-month “Essential Management Skills” development program launched in late 2006 will train over 1,350 people annually in basic people management skills, knowledge of employment law and a deeper understanding of the firm’s strategic agenda.
In the US, financial advisor education provides basic and advanced advisory and sales skills training, as well as technical, risk and compliance training, to both established and newly hired financial advisors and their teams, as well as branch managers.
Responding to increasing demand for UBS’s wealth management services in Asia Pacific, UBS in September announced that it will open a new wealth management training facility in Singapore in early 2007. In addition to providing training for employees new to the wealth management industry and ongoing professional development for existing employees, the campus should enable the Asia Pacific wealth management business to increase client advisor numbers by 20% annually.

Commitment

Our corporate values are the foundation of what we do, and how we do it. Entrepreneurial leadership, partnership and meritocracy are the three core competencies that help UBS succeed in a competitive environment. Our ethical beliefs – diversity, integrity and privacy, and corporate responsibility – are the foundation for successfully implementing our vision. And focusing on meeting the needs of our clients is our ultimate purpose. These values are integrated into how we make commercial decisions, how we manage our people, and how we interact with each other in the daily course of business.

Our Values for Action

Our Purpose

Client Focus: Our clients’ success is our success. We take the time to understand their objectives and commit our resources to develop effective solutions, helping them meet or exceed their goals.

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

Our employees
The UBS workforce

Measuring employee satisfaction

The commitment level of our employees is central to retention and performance. One way we assess engagement and the understanding of our core values is through regular employee surveys.
In recent years, our Business Groups have conducted employee surveys at least annually. In 2006, for the first time, all employees across the company were asked to participate at the same time. In addition, a core set of questions and themes was defined that allow a consolidated view of employee responses across the whole firm. The questions focused on employee commitment, partnership and teamwork, compensation and incentives, UBS values and entrepreneurial leadership.
Across the firm, satisfaction with UBS as a workplace was higher than the industry average. Additionally, most respondents agreed they were highly motivated to contribute to the success of the firm beyond what was expected, and a large majority planned to be working for UBS in a year’s time. Also positive, most employees surveyed said that diverse perspectives were valued in their team and described their team as fun and supportive. A majority of responding employees felt they received the training they needed to do their job effectively and many agreed that “in UBS people are rewarded according to their job performance”.
Each Business Group, and the individual businesses within them, takes this feedback seriously. Specific actions address employee feedback, and the impact is measured in successive surveys. In the Investment Bank, positive statements relating to meritocracy have risen by 14% overall since it first con-

ducted this particular staff survey in March 2004. Increased communication regarding performance, promotion and compensation and the implementation of mid-year performance reviews, along with continuous management focus, have contributed to this improvement. Responses from operations and IT staff in Global Asset Management highlighted significant staffing pressures that are now being addressed.

Employee assistance

UBS is committed to being a conscientious employer. We support our employees during all stages of their careers. Our Employee Assistance Programs (EAPs) and our COACH program in Switzerland are examples of this commitment.
UBS supports EAPs in a number of locations. These programs offer confidential support to help employees balance work, family and personal needs and help resolve issues that occur in everyday life. In the US, for example, our EAP program offers free assessment, counseling and referrals for stress, family and marital problems, substance abuse, legal and financial matters, and workplace issues.
In Switzerland, UBS offers professional assistance for current and retired employees, as well as their family members, through its HR Social Counseling service. It provides free confidential counseling and guidance in solving business-related problems, including conflicts in the workplace.
COACH was launched in early 2003 to help staff in Switzerland who lose their jobs in a restructuring that requires redundancies. The package extends the standard notice term of each eligible employee by two months in addition to the period stipulated in the employment contract. During this time, employees may look for a new position while retaining full salary and benefits. They also receive counseling and support to help them apply. Financial assistance of up to CHF 6,000 per employee is available for job-related training, if applicable. To date, more than 1,840 staff have enrolled in COACH.

Employee representation

The UBS Employee Forum was established in 2002 to exchange information between employees and management on European issues potentially affecting the performance and prospects of UBS. The forum fulfils the obligations contained in EU Directive 94 / 45 on the establishment of a European Works Council. A UK employee forum meets on a regular basis to discuss health and safety issues, changes to workplace conditions, pension arrangements and collective redundancies.
Employee representation in Switzerland is led by the Employee Representation Committee (ERC). This group of elected, internal representatives look after the interests of employees whose work contracts are governed by Swiss law and the Agreement on Conditions of Employment for Bank Staff. The ERC is a partner in annual salary negotiations and is involved in employee matters, including health and safety, social security and pensions. The ERC also monitors and encourages communication between management and employees.

Our businesses

We manage our Business Groups in a way that optimizes
value for shareholders – making the whole worth more than
the sum of the parts.

Our businesses
Global Wealth Management & Business Banking

Global Wealth Management & Business Banking

Global Wealth Management & Business Banking is both the leading global provider of financial services for wealthy clients and the top bank for individual and corporate clients in Switzerland.

Business Group / Business Unit reporting
	Wealth Manage-						Global Wealth
	ment International &		Wealth		Business Banking		Management and
CHF million, except where indicated	Switzerland		Management US		Switzerland		Business Banking
For the year ended or as of	31.12.06	31.12.05	31.12.06	31.12.05	31.12.06	31.12.05	31.12.06	31.12.05

Total operating income	10,798	9,011	5,863	5,156	5,270	5,071	21,931	19,238

Total operating expenses	5,595	4,850	5,281	4,844	2,914	2,882	13,790	12,576

Business Group / Business Unit performance before tax	5,203	4,161	582	312	2,356	2,189	8,141	6,662

Net new money (CHF billion)	97.6	68.2	15.7	26.9	1.2	3.4	114.5	98.5

Invested assets (CHF billion)	1,138	982	824	752	161	153	2,123	1,887

Personnel (full-time equivalents)	13,564	11,555	18,557	17,034	15,913	16,023	48,034	44,612

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

Organizational structure

Our US, Swiss and international wealth management businesses, along with our Swiss corporate and retail banking unit, have formed one Business Group called Global Wealth Management & Business Banking since 1 July 2005. On the same date, we also transferred the municipal finance unit, until then a part of Wealth Management US, to the Investment Bank’s fixed income area.

The Business Group is managed in a fully integrated way, although results are reported for the following segments:
–	Wealth Management International & Switzerland, serving wealthy and affluent clients around the world except domestic clients in the United States
–	Wealth Management US, serving wealthy and affluent domestic US clients
–	Business Banking Switzerland, serving retail and corporate clients in Switzerland.
Businesses focusing on client needs can only fully exploit their potential if they are provided with a reliable and efficient infrastructure. In Global Wealth Management & Business Banking, our support areas provide products and services to these three business units as well as to other UBS businesses.
The services provided by support areas are allocated – based on a transfer pricing mechanism – to Business Banking Switzerland, Wealth Management International & Switzerland, Wealth Management US and other UBS businesses.
In 2003, our independent label private banks were integrated into a new holding company within Corporate Center. That holding company, which included specialist asset manager GAM, was sold to Julius Baer in late 2005.

Our businesses
Global Wealth Management & Business Banking

Wealth Management International & Switzerland

With more than 140 years of experience, an extensive global network, and CHF 1,138 billion in invested assets on 31 December 2006, our 4,742 client advisors consistently deliver high-quality, individually tailored solutions to clients worldwide.

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

Organizational structure

We are organized into the two business areas of:
–	Wealth Management – Swiss Clients, covering clients and financial intermediaries domiciled in Switzerland, and organized into eight geographical regions (managing invested assets of CHF 276 billion).
–	Wealth Management – International Clients, serving clients domiciled outside Switzerland (managing invested assets of CHF 862 billion). This area is organized into the seven regions of: Americas International; Asia Pacific; Benelux (Belgium, Netherlands, and Luxembourg), Germany and Central Europe; Eastern Mediterranean, Middle East, and Africa; Italy; UK, North, and Eastern Europe; and Western Europe.

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

Clients and markets

Wealth management is a fast-growing market. According to an internal UBS estimate, the global growth rate of liquid assets held by wealthy individuals is expected to grow by 5.8% annually between 2005 and 2009.

The wealth management market is very fragmented and UBS’s global market share, including the US wealth management business, is estimated at 3.5%.
A clearly structured advisory process helps client advisors add value at each step and provides our clients with a consistent and comprehensive experience. Our approach consists of four clear, mutually enhancing steps, which are shown in the UBS Client Experience diagram on the next page.
We offer sophisticated products and services specifically designed to address the needs of:
–	core affluent clients with investable assets of CHF 250,000 to CHF 1–2 million

Our businesses

–	high net worth clients with investable assets of CHF 1–2 million to CHF 50 million
–	ultra-high net worth clients with investable assets of more than CHF 50 million.
We also provide financial intermediaries, both inside and outside Switzerland, with UBS’s wealth management solutions, products and services.

Growth initiatives

Wealth management in Asia Pacific

One of the main challenges for the wealth management business in the next few years will be to enhance its already strong business footprint in the Asia Pacific region. The region is very heterogeneous and, taken together, accounts for more than half the world’s population – while only contributing a quarter of total global Gross Domestic Product (GDP).
Our wealth management business has a presence in six domestic Asia Pacific markets and plans to expand its network of branches and offices into further high-potential locations. By cooperating with the other Business Groups in the region, wealth management can draw on a wide array of products and services already on offer and share infrastructure, delivering significant cost savings.

In March 2006, we opened a wealth management business office (sub-branch) in Osaka, an important step in further expanding our presence in Japan.
Given the strong demand for wealth management services in the region, UBS decided in September 2006 to create a regional training center for employees in Singapore, which is scheduled to open in 2007. Clients will also be able to take courses at the facility.

Products and services

Our clients can count on the expertise of more than 3,600 professionals worldwide dedicated to developing wealth management solutions. We ensure that our private clients have access to what we judge to be high-quality investments. We source internally at UBS when we believe we have the requisite expertise. Otherwise, we screen the market for the best products. By aggregating private investment flows into institutional flows, we are in a position to offer

Our businesses
Global Wealth Management & Business Banking

our private clients access to investments that would otherwise only be available to institutional clients.

We offer discretionary and non-discretionary mandates. Clients that opt for a discretionary mandate delegate the management of their assets – including investment decisions – to a team of professional portfolio managers who work according to an agreed investment strategy.
Clients that prefer to be actively involved in the management of their assets can choose a non-discretionary mandate, where our investment professionals provide analysis and monitoring of portfolios, together with tailor-made proposals to support investment decisions. In both cases, we offer relative return programs that aim to outperform benchmarks. For discretionary mandates, we also offer absolute return programs. These focus on preserving capital, while still participating in market upturns. At the end of 2006, around 22% of assets invested with Wealth Management International & Switzerland were discretionary.
All our clients can trade in a full range of financial instruments – from single securities such as equities and bonds, to structured products and alternative investments. Over the past two years, the assets private clients have invested in alternative investment and structured products have grown from CHF 81 billion to CHF 185 billion in 2006. We also fulfill the basic banking needs of private clients with a wide variety of products – ranging from cash accounts and savings accounts to credit cards, mortgages, and securities-backed lending.

Our offering includes expert financial advice supporting our clients throughout the different stages of their lives. We give wealth planning advice on topics such as education funding and gifts to children, inheritance and succession planning, tax planning, insurance, trusts and foundations, and art banking. We also offer corporate finance advice to support clients in the process of acquiring or disposing of corporate assets. Our product and service offering covers the wide-ranging banking needs of our clients.

Distribution

Our extensive wealth management branch network comprises 4,742 client advisors, 107 offices in Switzerland and 77 offices worldwide.

The success of European wealth management

It is six years since UBS launched its European wealth management business. What was then a major strategic effort aimed at carving out a domestic wealth management presence has grown to become a full and integral part of the international wealth management business.

The number of European domestic branches, now 45, has more than tripled since 2001. UBS now has 870 client advisors in the business, up from 370 then. Invested assets have risen to CHF 144 billion from CHF 16 billion, with a significant portion of the increase due to the CHF 72 billion in net new money UBS has taken in since end-2001.

In 2006, UBS’s main focus was to stabilize the European wealth management business after a phase of strong growth. The business, now well established and profitable, is a strong platform from which we intend to capture further growth opportunities in the ultra-high net worth client, core affluent and financial intermediary markets. In Germany, for example, the business will soon be opening three additional offices, raising the total number of wealth management locations in that country to 13. The new offices will move the business closer to clients while increasing the number of transactions processed through the German business platform, allowing for further economies of scale. Italy and the UK have been targeted for similar expansion. The increase in office locations, together with the advanced product offering, is expected to accelerate net new money growth in the near future.

Our businesses

The move to build an onshore presence in Europe has been a significant achievement for UBS. What was originally a strategic initiative has become, in effect, a large-scale thrust into the domestic financial markets of France, Germany, Italy, Spain and the UK with a tailored, individualized offering and structured client experience for wealthy clients. It has also provided UBS with the lessons, processes and skills necessary to expand its wealth management business globally.

Our businesses
Global Wealth Management & Business Banking

Wealth Management US

As one of the leading wealth managers in the US, we provide a complete set of sophisticated wealth management services to private clients.

Business

With CHF 824 billion in invested assets, our focus is on providing wealth management services to private clients. We offer sophisticated products and services specifically designed to address the needs of core affluent clients (more than USD 500,000 in investable assets), high net worth clients (more than USD 5 million in investable assets) and ultra-high net worth clients (more than USD 10 million in investable assets or USD 25 million net worth). More than 7,800 financial advisors in 440 branch office locations develop, build and maintain consultative relationships with our clients.

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
Wealth Management US became part of the new Global Wealth Management & Business Banking organization in July 2005, while our municipal securities unit was transferred to the Investment Bank.
In August 2006, Wealth Management US acquired the private client branch office network of Piper Jaffray. In February 2007, we bought McDonald Investments’ branch network.
In June 2006, the US-based bank branches of UBS AG became part of Wealth Management US, giving clients the option of receiving services from both financial advisors and private bankers. The integration will enhance our product offering while strengthening and broadening client services, enabling us to better penetrate the ultra-high net worth market.

Legal structure

In the US, we operate through direct and indirect subsidiaries of UBS. Securities activities are conducted through three registered broker-dealers.

Competitors

Our major broker-dealer competitors include Citigroup’s Smith Barney business, and the private client group businesses of Morgan Stanley, Merrill Lynch and Wachovia. In addition, we compete with domestic and global private banks, commercial banks, trust companies, and other financial services firms offering wealth management services to US private clients.

Clients and strategy

Changing legislation and basic market forces have steadily eroded the long entrenched boundaries separating trust, banking, and brokerage in the US, creating an opportunity to deliver a seamless set of services to affluent and wealthy private clients. With 38% of the world’s wealth located in the US, the growth prospects are substantial.

We believe we are in a position to capture this strategic opportunity with a unique approach – within the current regulatory framework and the prevailing competitive landscape. Following our successful shift into the firm’s global wealth management business, we have now embarked on a long-term strategy that focuses on the delivery of a client experience that sets us apart from competitors.
The strategy comprises a number of organic growth initiatives and infrastructure enhancements aimed at fundamentally improving the way financial advisors approach and service individual clients. It will also allow for targeted strategic investments while making more use of the global wealth management support platform, bringing scale efficiencies. We will also closely look at any suitable acquisition opportunity that potentially complements our organic growth drive.
Internally, asset-gathering efforts benefit from our established strategy of treating client feedback systematically and seriously. Extensive proprietary survey data sampled annually is used to create an index for every individual financial advisor. The index is the base by which each financial advi-

Our businesses

sor gets specific feedback in terms of the four consultative steps of UBS’s client experience – understanding the client’s needs, proposing solutions, agreeing and implementing them with the client, and, finally, reviewing performance on a continuous basis. This will help to generate an accurate, overall picture of what clients think about the advice they receive.

Our business has also aligned its strategy with regard to advisor compensation. Specifically, financial advisor compensation now incorporates net new money growth as a key component.
At the same time, there is a large-scale effort to collaborate more closely with UBS’s other businesses. With the help of the global wealth and asset management businesses, and by pursuing an open architecture framework, we will enhance the number of structured products and hedge funds we offer in the US – and expand in-house research capabilities for private clients.
The other strategic investments focus on enhancing internal infrastructure and technology – while evaluating the opportunity for potential acquisitions, such as the Piper Jaffray and McDonald Investments branch networks. Such acquisitions enable us to expand our financial advisor network while leveraging our existing product platform, gaining ac-

cess and increased representation in important client markets. As always, potential acquisitions must meet UBS’s financial and cultural criteria.

We are also expanding our ability to address the specific needs of ultra-high net worth clients. We opened the first of a series of dedicated offices for such clients in New York City in July 2006. There, specialized financial advisors who have completed a specific accreditation program giving them the skill and knowledge to deal with wealthy clients, work together with private bankers, trust officers and multi-disciplinary product experts. We believe the pilot office has a particularly promising future as we have a very high share of the market in New York, and we are taking advantage of the fact that no other major firm delivers trust, banking and brokerage comprehensively and effectively from a single source.

Products and services

We offer a full array of both proprietary and non-proprietary offerings, giving clients access to a wide array of investments that suit their specific needs and goals. Our size means that individual clients can gain access to investments that would otherwise only be available to institutions.

Our businesses
Global Wealth Management & Business Banking

Clients have the option of transaction-based or asset-based pricing for their relationships. For those choosing an asset-based pricing approach, we offer solutions in the following categories: client-directed brokerage accounts; discretionary portfolio management, in which qualified financial advisors make investment decisions; investment management consulting, where assets are invested in a mutual fund asset allocation program, or are managed by affiliated and / or non-affiliated investment managers; and client-directed advisory accounts.
Clients have access to a broad range of transactional products, including individual securities such as equities and fixed income instruments. We have robust offerings in structured products and alternative investments that can be leveraged to enhance portfolio strategies. In response to high investor interest in hedge funds and funds-of-funds, we have also strengthened our ability to create, structure and manage a range of alternative investments for qualified high net worth individuals and institutions.
We complement these services with competitive lending and cash management services, including our Resource Management Account (RMA) product, credit cards, FDIC-insured deposits, securities-backed lending and mortgages.
Our offering includes comprehensive planning to support clients throughout the different stages of their lives, such as retirement planning, education funding planning, estate planning strategies, charitable giving, tax management strategies, insurance, trusts and foundations. Our financial advisors can draw upon the knowledge and experience of our products and services consulting group, which includes subject matter experts across our product and service offerings.
Through Corporate Employee Financial Services, we provide stock option and other related services to many of the largest US corporations and their executives.

Industry trends

We are already one of the premier US wealth managers. In 2007, we aim to increase our market share by further improving the delivery of our client experience, making use of the increased range of products and services available from our integration into Global Wealth Management & Business Banking. Further growth will depend on a continued commitment to recruiting, retaining and developing top-performing financial advisors and providing them with the resources that will lead to increased asset growth. We believe our various strategic initiatives, including our focus on the high net worth segment and the development of dedicated offices for wealthy private clients, will provide us with a competitive, individual profile in the market.

The long-term outlook for our business remains strong. The aging of the “baby boom” generation suggests an increased need for retirement and estate planning. The line between banking and brokerage continues to blur, providing opportunities to further expand our business. We believe that we are well positioned to exploit these market trends.
By 2020, people aged over 55 will own 67% of the assets in the US, or 20% of the world’s investable assets. Historical patterns indicate that clients who tend to use banking and brokerage services in their younger years increasingly turn to trusts when they get older as the preferred method for wealthy clients to transfer their assets to younger members of their family, an institution, or a company. It is therefore a vital imperative for UBS to continue to build its capabilities and deliver those services effectively, easily and comprehensively to wealthy clients in the US – helping to ensure UBS perfects its client experience and maintains its leading global market position in the long term.

Our businesses

Business Banking Switzerland

Business Banking Switzerland, UBS’s retail and commercial banking unit, is the market leader in Switzerland and provides a complete set of banking and securities services for individual and corporate clients.

Business

We are the leading bank in Switzerland. At the end of 2006, clients had CHF 161 billion in invested assets with us. With a total loan book of CHF 143 billion on 31 December 2006, we lead the Swiss lending and retail mortgage markets.

Our aim is to provide clients with optimal levels of convenience and service. Together with our successful e-banking offering and customer service centers, our 1,253 automated teller machines (ATMs) and 301 branches across Switzerland, we provide a network that is larger than that of any of our domestic competitors.
One of our key objectives is to increase profitability by continuously improving efficiency and revenues through the consistent implementation of our risk-adjusted pricing model. We aim to create additional value by providing integrated financial solutions for our clients’ individual requirements.

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

Our businesses
Global Wealth Management & Business Banking

Clients and products

Business Banking Switzerland offers high-quality, standardized products to the retail market for individual and small company clients, as well as more complex products and advisory services for larger corporate and institutional clients and financial institutions.

Individual clients

We serve around 2.7 million individual clients in Switzerland through more than 3 million accounts, mortgages and other financial relationships. With our extensive Swiss branch network, we offer a wide range of products and services supported by a complete set of distribution channels (ATMs, phone services, e-banking). Our range of products and services for individual clients includes a comprehensive selection of cash accounts, savings products, wealth management services, residential mortgages, pensions and life insurance.

Corporate clients

Business Banking Switzerland services around 137,000 corporate clients, including institutional investors, public entities and foundations based in Switzerland.
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
Our global custody services offer institutional investors the opportunity to consolidate multiple-agent bank relationships into a single, cost-efficient global custodial relationship. This simplifies their processing and administration arrangements and allows them to take advantage of other services, such as flexible consolidated performance reporting and powerful portfolio management tools. In 2006, assets under global custody for institutional clients grew to CHF 223 billion from CHF 191 billion a year earlier.

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

Our businesses

accounts using the full range of modern communication technology when it is convenient for them, without restrictions imposed by regular business hours.

To meet these needs, we pursue an integrated, multi-channel strategy. We use technology to complement, rather than replace, the traditional physical branch network. Standard transactions can be conveniently executed using one of the electronic channels, enabling client advisors to focus on providing advice and developing financial solutions. For basic products and services, technology is used to ensure around-the-clock availability. Our customer service centers in five locations provide basic information and support 24 hours a day by telephone. Additionally, in 61 of our branches in Switzerland, we have implemented a two-zone concept where standard transactions are executed via ATMs, while client advisors, sitting in an open plan desk area next to the automated tellers, focus on giving clients value-added advice. Our customers make extensive use of our e-banking channels. On 31 December 2006, around 525,000 clients had active e-banking contracts and 78% of all payment orders were made by electronic channels.
In spring 2005, we started a special campaign in Switzerland to attract younger clients. Following on from the campaign’s initial success, the continued national drive had generated almost 50,000 new accounts by the end of 2006.
In June 2006, we launched “UBS Welcome”, a comprehensive retail package aimed at attracting new clients. By the end of 2006, we had sold more than 12,000 packages.
Also in summer 2006, we launched a national marketing campaign underlining our ability to make binding financial decisions on personal mortgage applications within 24 hours of submission.

Total lending portfolio, gross

On 31 December 2006, Business Banking Switzerland’s total lending portfolio was CHF 143 billion, gross. Of the total, mortgages represented CHF 118 billion, almost 85%, being residential mortgages. Continued discipline in implementing our risk-adjusted pricing model has resulted in a strengthened focus of origination efforts on higher quality exposures with an attractive risk / return relationship. Thanks to the introduction of this model, the risk profile of our portfolio has clearly improved in recent years. For more details of the UBS credit portfolio, please refer to the credit risk section in the Risk Management chapter of this Handbook.

Recovery portfolio

Because there will always be a certain percentage of clients unable to meet their financial obligations, we have dedicated teams of recovery specialists to help them pursue a possible economic recovery. This can be achieved through restructuring or, alternatively, by achieving the best possible value through liquidation of available collateral in order to limit the financial loss on the loan.
Our recovery portfolio amounted to CHF 2.6 billion on 31 December 2006. Since the end of 1998, this portfolio has been cut by 90% thanks to our successful recovery efforts. Over the same eight-year period, non-performing loans decreased from CHF 14.0 billion to CHF 1.8 billion, resulting in a ratio of non-performing loans to total lending portfolio of 1.3%.

Our businesses
Global Asset Management

Global Asset Management

The Global Asset Management Business Group is one of the world’s leading investment managers, providing traditional, alternative and real estate investment solutions to private, institutional and corporate clients, and through financial intermediaries.

Business Group reporting
	For the year ended or as of
CHF million, except where indicated	31.12.06	31.12.05

Total operating income	3,220	2,487

Total operating expenses	1,828	1,430

Business Group performance before tax	1,392	1,057

Net new money – institutional (CHF billion)	29.8	21.3

of which: money market funds – institutional (CHF billion)	11.0	(3.0)

Invested assets – institutional (CHF billion)	519	441

of which: money market funds – institutional (CHF billion)	28	16

Net new money – wholesale intermediary (CHF billion)	7.4	28.2

of which: money market funds – wholesale intermediary (CHF billion)	(2.5)	(9.7)

Invested assets – wholesale intermediary (CHF billion)	347	324

of which: money market funds – wholesale intermediary (CHF billion)	59	62

Personnel (full-time equivalents)	3,436	2,861

Business

We offer a wide range of innovative investment products and services delivered through a global structure. Our approach combines the expertise of our investment professionals with sophisticated risk management processes and systems, helping us provide clients with products and services that meet their needs.

Invested assets totaled CHF 866 billion on 31 December 2006, making us one of the largest global institutional asset managers. We are the second largest mutual fund manager in Europe and the largest in Switzerland.
Our business is organized around our investment areas, services, regions and business support functions. The investment areas comprise equities, fixed income, alternative and quantitative investments, global real estate, global investment solutions and infrastructure.

The equities investment area covers a range of styles and capabilities that meet a wide spectrum of client risk and return requirements. Styles include actively managed core portfolios as well as growth, quantitative and passive strategies.
The fixed income area offers a diverse spectrum of global and local market-based investment strategies.
The basis of our actively managed equity and fixed income strategies is proprietary fundamental research, carried out by our team of nearly 150 equity and credit analysts around the globe, who analyze more than 1,700 companies each year. Our quantitative strategies utilize proprietary models. All portfolios employ our sophisticated in-house risk management tools and processes.

John A. Fraser Chairman and CEO Global Asset Management

Our businesses

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

Alternative and quantitative investments has two primary business lines – a multi-manager (or fund of hedge funds) business and a single manager business. The multi-manager business constructs portfolios of hedge funds (operated by third-party managers) to give clients diversified exposure to a range of hedge fund strategies. The single manager business is run by O’Connor, a key hedge fund specialist with global reach.
The global real estate business invests in properties in Europe, Japan and the US and in publicly traded real estate securities worldwide. It actively manages investments in property, including office, industrial, retail, multi-family residential, hotel and farmland real estate.
Our global investment solutions team covers asset allocation, currency and risk management. It manages a wide array of domestic, regional and global balanced portfolios, currency mandates, structured portfolios and absolute return strategies. It aims to deliver portfolios that manage risk exposures in three dynamic dimensions: market, currency, and security selection. In addition, the team supplies risk management and portfolio construction tools to our portfolio managers.
In 2006, we established an infrastructure asset management business that will originate and manage both listed infrastructure securities and direct investment funds when fully operational. Examples of infrastructure assets are toll roads, airports, utilities, water, power generation, gas networks, fuel storage facilities, transmission towers, schools, leisure and healthcare facilities.
We also have a global fund administration business providing a number of professional services, including legal set up and reporting, for retail and institutional investment funds as well as for hedge funds.
In 2006 we established Dillon Read Capital Management (DRCM), UBS’s new alternative investment management business within Global Asset Management. The core of DRCM’s business was formed over the past eight years by the principal finance and credit arbitrage and commercial real estate businesses that had previously been part of the fixed income, rates and currencies area of the Investment Bank. DRCM launched its first outside investor fund in November 2006.

Organizational structure

Our main offices are in Basel, Chicago, Frankfurt, Grand Cayman, Hartford, Hong Kong, London, Luxembourg, New York, Rio de Janeiro, Sydney, Tokyo, Toronto and Zurich. We have just under 3,500 employees located in 23 countries.

Our businesses
Global Asset Management

We report revenues and key performance indicators according to our two principal asset management client segments of institutional and wholesale intermediary clients.

Significant recent acquisitions and business transfers

In January 2005, we signed an agreement with Siemens in which UBS acquired a majority stake (51%) in the real estate funds business of Siemens Kapitalanlagegesellschaft mbH (SKAG). The transaction was closed in April 2005 and the business is now part of European real estate.
In April 2005, the China Securities Regulatory Commission granted approval to UBS and the State Development Investment Corporation (SDIC) to form a joint venture fund management company. The new company was established in June 2005 and is known as UBS SDIC Fund Management Co. Ltd (UBS SDIC). It was formed as a result of UBS’s purchase of a 49% stake in Shenzhen-based China Dragon Fund Management Co. Ltd (China Dragon). The joint venture is the first to allow the new maximum 49% foreign partner holding in a Chinese fund management company. The first fund was successfully launched in April 2006.
On 30 June 2005, UBS announced the formation of Dillon Read Capital Management. As detailed above, the business was launched on 5 June 2006, with principal trading locations in London, New York, Singapore and Tokyo. DRCM had been solely managing UBS money until November 2006, when the first outside investor fund was launched.
On 1 December 2006, UBS completed its acquisition of Banco Pactual. The acquisition is a key element in our growth strategy to expand in emerging markets, as the renamed UBS Pactual Asset Management is currently the sixth largest asset manager in Brazil, with invested assets of approximately CHF 24 billion on 31 December 2006.

In late January 2007, we signed an agreement to acquire Standard Chartered’s mutual funds management business in India. The transaction is structured as an acquisition of a 100% interest in Standard Chartered Asset Management Company Private Ltd, as well as Standard Chartered Trustee Company Private Ltd, the manager and trustee, respectively, of the mutual funds offered by the company. The transaction remains subject to regulatory approval as well as to a price adjustment linked to assets under management at closing.

Competitors

We have a range of competitors in active investments that extend from firms organized on a global basis – such as Fidelity Investments, AllianceBernstein Investments, Black-Rock, Merrill Lynch Investment Managers and Goldman Sachs – to firms managed on a regional or local basis and those that specialize in a particular asset class. In the real estate and alternative investment sectors, our competitors tend to be far more specialized and likely to be organized on a regional or local basis.

Clients and distribution

We combine investment expertise and sophisticated risk management with a clear commitment to providing clients with appropriate investment solutions. Our extensive range of investment capabilities is delivered through our integrated distribution model, based on our regions of the Americas, Asia Pacific and Europe, Middle East and Africa.

Our businesses

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

Wholesale intermediary

The wholesale intermediary business offers some 500 investment funds, exchange-traded funds and other investment vehicles, across all asset classes in diverse country, regional and industry sectors.
Our investment funds are mainly distributed using financial intermediaries and selected third parties, among them the Global Wealth Management & Business Banking Business Group.

Products and services

Investment management products and services are offered in the form of segregated, pooled and advisory mandates and a range of registered investment funds.

In response to a changing investment environment, which puts greater emphasis on risk management, increased focus on income generation as compared to wealth accumulation, and market volatility, we are developing a number of innovative investment solutions to meet the needs of wholesale and institutional clients. These include value-added services such as absolute return and dynamic alpha products. We are also combining traditional, alternative and real estate investments and services into integrated offerings.

With demand for outsourcing and administration services set to increase, we are well positioned to benefit by providing a range of professional fund administration services – from legal set-up to full reporting and distribution support.

Investment performance

Performance in some of the core equity capabilities is presenting challenges, although the issues are broadly confined to European, Japanese and global equity portfolios. Other regional and domestic as well as emerging market capabilities remain strong, as do our expanding growth equity capabilities. Beyond that, the strengthening of our business in recent years has been driven by the need to reduce dependence on any one investment capability or market. Consequently, the strong growth in alternative, real estate, fixed income and multi-asset businesses has more than compensated for the challenges in the core equities capabilities in question.

Equity markets rose in 2006 for the fourth year in succession, fully recovering from a correction in second quarter and supported by record levels of M&A activity. The Global Equity strategy lagged its benchmark, largely due to its underweight position and stock selection in the strongly performing materials and utilities sectors. Poor stock selection in

Our businesses
Global Asset Management

industrials and an overweighting of the underperforming healthcare sector also detracted from performance. This was partly offset by positive contributions from the software and services sectors and, to a lesser extent, financials and consumer staples.

Regional equity strategy performance varied. The US Large Cap equity and European (including UK) equity portfolios were behind their benchmarks for the year. The US Large Cap equity portfolio modestly underperformed due largely to the underweighting of real estate securities and overweighting of globally diversified banks. The US 130 / 30 long-short equity strategy outperformed as strong stock selection more than offset a negative contribution from industry selection. European (including UK) equity was negatively affected by underweight exposure to cyclicals, which continued to lead the European market and overweight exposure to large caps, which lagged small- and mid-caps in relative terms.
For 2006, our growth equity capabilities posted strong absolute returns. However, the US Large Cap Growth and US Small Cap Growth capabilities trailed their benchmarks for the year, primarily due to a negative contribution from stock selection in the information technology and healthcare sectors. The US Mid-Cap Growth capability ended the year ahead of its benchmark, continuing its long-term outperformance. The primary positive contribution to the mid-cap performance was stock selection in the information technology and energy sectors.
Apart from a rally in the third quarter, yields for bonds in mature economies trended upwards for most of 2006. Resilient economic growth gave central banks scope to tighten monetary policy while the different levels of official rate hikes proved to be the main factor driving relative returns across fixed income markets. In particular, European bonds came under pressure and returns lagged behind those seen in the Japanese and Canadian markets. Demand for higher yielding assets produced strong performances by riskier sectors such as emerging market debt and structured credit markets. Our fixed income strategies benefited from their interest rate positioning during a period of rising yields and most produced returns in excess of their performance benchmarks, especially those individual country fixed income portfolios that also gained from effective sector and security selection. The strategies that did not perform well were the global ones, where added value from interest rate management was offset by the active currency positions.
Asset allocation generally contributed positively to balanced strategies over the year. The main contributor to positive performance was the overweight to equities and underweight to fixed income. Absolute return strategies were broadly in line with their performance objectives.
The currency strategy performed well in unconstrained portfolios and was broadly flat for the year elsewhere. The main positive contributors to performance were our overweight positions in the Swedish kronor, Thai baht and Swiss franc as well as our underweight position in the New Zealand dollar. Our positions in euro and UK sterling detracted from performance.

In alternative and quantitative investments, performance in 2006 was strong, with consistently positive returns throughout the year. The O’Connor core multi-strategy and proprietary hedge fund strategies produced very strong performance, with attractive volatility, correlation and liquidity attributes. On the multi-manager side, our core, broad-based multi-manager funds also generated strong, consistent positive returns for the year. Our market share shows signs of increasing following a 29% rise in invested assets. Our broader product offering and wider range of clients has diversified our earnings base.
Our global real estate product range was again extended this year with the successful launch of additional private real estate funds in Europe and the US. We strengthened our existing securities offering with the launch of a European and global institutional real estate security fund as well as European and Asian real estate securities certificates for private investors. Return figures for our UK and US private real estate funds remained strong with 2006 reflecting excellent absolute performance for global real estate securities products, which also outperformed their benchmarks in most cases.

Strategic opportunities

The industry in which we operate is becoming more complex and client demands are changing. Key industry trends vary for each location, capability and client segment. Among major trends, we see a continuing shift in the pension industry from defined benefit to defined contribution plans – although the speed of the shift varies in each country. Access to wholesale distribution channels is increasingly becoming important. As baby boomers move into retirement, the focus is shifting from wealth accumulation to income generation and capital protection, providing attractive new opportunities. Investors are increasingly looking to standardize their core or central portfolios and adding actively managed areas or satellites, with a particular focus on alternatives and real estate. We also remain optimistic about the growth potential in emerging markets.

We intend to further diversify our investment capabilities, expand our alternative and real estate investment offering, and focus on high value-adding products. Highly innovative products like dynamic alpha and absolute return will continue to drive asset and net new money growth. Investments in our global real estate business in Europe, infrastructure and growth equities capability are examples of further business diversification.
In parallel to this, we aim to strengthen our distribution both through our own channels as well as through third parties. The acquisition of Banco Pactual in Brazil by UBS and our recently announced acquisition of Standard Chartered’s

Our businesses

mutual funds management business in India are key elements in our growth strategy to expand in emerging markets. We also see growth potential in our joint venture in China (UBS SDIC) and are seeking to build a discretionary asset management business in the restructured Beijing Securities. Opportunities in global real estate and infrastructure are being considered. We are examining options for entry into other emerging markets such as South Korea in order to gain access to these long-term growth opportunities.

We recognize the crucial importance of a robust risk and compliance culture to the sustainability of our business. Managing operational risk continues to be a key focus. We also remain committed to the effective execution of our strategy, ensuring that our initiatives deliver profit growth.

Our businesses
Investment Bank

Investment Bank

UBS is one of the world’s leading investment banking and securities firms, providing a full range of products and services to our corporate and institutional clients, governments, financial intermediariesS and alternative asset managers.

Business Group reporting
	For the year ended or as of

CHF million, except where indicated	31.12.06	31.12.05

Total operating income	21,787	17,484

Total operating expenses	15,844	12,303

Business Group performance before tax	5,943	5,181

Personnel (full-time equivalents)	21,899	18,174

Business

The Investment Bank is a global investment banking and securities firm. Our investment bankers, salespeople and research analysts, supported by our risk and logistics teams, deliver advice and execution to clients all over the world. In addition to serving the world’s key corporate and institutional clients, governments and financial intermediaries, we work with financial sponsors and hedge funds and indirectly meet the needs of private investors through both our own wealth management business and other private banks.

For both our corporate and institutional clients and the clients of other parts of UBS, the Investment Bank provides products, research and advice, and comprehensive access to the world’s capital markets.
Our corporate client financing and advisory business is a market leader whose strength lies in providing advice on cross-border mergers and acquisitions and raising capital for companies and governments. We have traditionally been one of the leaders in European corporate finance, and we have experienced very strong growth in the US and Asia Pacific in recent years.

We are an important partner for institutional clients, with particular strengths in equity research and distribution, foreign exchange, and structuring and distributing fixed income derivatives. Our risk management skills run across all product areas, covering cash and derivative products, and we make use of them to provide a broad array of risk management products for both our institutional and corporate clients.
We also manage cash and collateral trading and interest rate risks on behalf of the Group, while executing the majority of securities, derivatives and foreign exchange transactions for the firm’s individual clients. Our risk management capabilities, treasury funding, and distribution services are among the many qualities that have enabled us to be a leader in this field.

Our businesses

Our vision

Our investment banking and securities business provides innovative solutions, independent research and advice for our corporate, institutional, intermediary and alternative asset management clients through complete access to the world’s financial markets across all product classes. We are a global leader in the services we provide and the leading risk manager in our industry.

To both existing and new clients, we offer lending products to support their financing needs, although risk / return considerations are integral in determining how and whether we approve new loans. We also provide them with bridge financing – in line with our strategy of further expanding our leveraged finance and high yield business.

Organizational structure

Our headquarters are in London and New York. We employ roughly 21,900 people in 36 countries. Our businesses are run functionally on a global basis and organized into the three distinct areas of:
–	Equities
–	Fixed income, rates and currencies (FIRC)
–	Investment banking.

Although we mostly pursue a strategy of organic growth, we also take the opportunity to enhance our franchise with acquisitions where appropriate. In 2004, we bought Charles Schwab SoundView Capital Markets, the capital markets division of Charles Schwab. In 2005, the US wealth management business’s municipal securities business was transferred into our fixed income area. We also expanded our trading technology by acquiring the remaining assets in Prediction Company, a financial engineering and trading software company. With the acquisition of the Brazilian financial services firm Banco Pactual, which was successfully completed in December 2006, we became a leading investment bank in the significant and growing Brazilian market. In September 2006, we closed the acquisition of ABN AMRO’s global futures and options business,

Our businesses
Investment Bank

which is helping us to exploit product commoditization and globalization in exchange-traded derivatives. In June 2006, our principal finance, credit arbitrage and commercial real estate trading businesses transferred from the fixed income area into Dillon Read Capital Management (DRCM), the new alternative investment management business within Global Asset Management.

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

Products and services

Equities

We are a leading participant in the global primary and secondary markets for equity, equity-linked and equity derivative products. Our business sells, trades, finances and clears cash equity and equity-linked products. We also structure, originate and distribute new equity and equity-linked issues and provide research on companies, industry sectors, geographical markets and macro-economic trends.
Our equity research supplies independent assessments of the prospects for over 3,200 companies (corresponding to some 87% of world market capitalization) across most industry sectors, and all geographical regions, as well as economic, strategy, quantitative and derivative research.
We house the world’s leading cash equities franchise and offer our clients a full range of execution services: direct market access, algorithmic trading solutions, single stock, portfolio, capital commitment and block trading. Our institutional, hedge fund and intermediary client bases have access to one of the deepest liquidity pools globally through our presence in every major world market, delivering best execution to our clients.
Derivative risk management products remain among the segments of our business with the fastest pace of growth, and we will continue to focus on providing innovative and customized investment solutions to institutional and corporate clients as well as private clients in the wealth management business. In addition to products with returns linked to equities or equity indices, we also offer derivative products linked to hedge funds, mutual funds, real estate and commodity indices.

Our equity capital markets team manages large and complex transactions, demonstrating the cross-border nature of our relationships and the strength of our distribution network. We have built a leading global position as a distributor of block trades, rights offerings, initial public offerings, and hybrid and convertible issues to both institutional and private clients in every market.

Our prime services business provides integrated global services, including stock borrowing and lending, prime brokerage and exchange-traded derivatives to our rapidly expanding list of hedge fund, asset management, and commodity trading clients. In 2006, we took a key step in expanding our offering in the exchange-traded derivative markets by purchasing ABN AMRO’s global futures and options business.
We have made significant investments in our technology platform, including direct market access, prime brokerage, derivatives, research and customer relationship platforms. We are recognized as a market leader in providing a number of electronic services, such as equity research and trading, to our clients. Our focus on technology allows us to adapt and continuously improve our business processes and client services.

Fixed income, rates and currencies

Our fixed income, rates and currencies business delivers a broad range of products and solutions to corporate and institutional clients in all major markets. With professionals working in the Americas, Europe and Asia Pacific, we offer our clients global service in our five major business lines of credit fixed income, rates, commodities, municipal securities and foreign exchange and cash and collateral trading.
Credit fixed income delivers credit-related products and services to our clients. We are active in the origination, un-

Our businesses

derwriting, structuring and distribution of primary cash and synthetic transactions. Credit fixed income also includes our activities in high yield, investment grade, syndicated loan and emerging markets trading, credit derivatives, structured credit trading and collateralized loan obligations. We identify trading opportunities and execute transactions for our clients across all of these areas and all major financial centers.

The rates business covers all rate-driven products and services, including interest rate derivatives trading, mortgage origination, underwriting and trading of government and agency securities, and structuring of exotic LIBOR (London Interbank Offered Rate) products to our broad client base. Supported by sophisticated electronic platforms, we also trade and underwrite a broad range of mortgage-backed securities and other asset-backed securities. Additionally, we have established a global real estate finance group that services clients who have finance needs in the commercial and multifamily markets.
Our commodities business is an active participant in the cash and derivative markets for power and gas, crude oil, and coal and emissions, executing hundreds of trades daily on the major energy trading exchanges. We also arrange transactions on behalf of clients and manage portfolios of energy contracts for future physical delivery. In 2006, we announced the launch of Sharia-compliant structured commodities products which employ financial contracts that adhere to Islamic law.
The municipal securities business underwrites debt sold by state or local governments and carries an inventory of secondary market municipal bonds for retail and institutional sale. We also provide secondary market liquidity through regional trading desks and offer a broad range of structured solutions to our clients through our active role in the municipal derivatives markets.
Client focus continues to be a hallmark of our services. Our global origination and distribution platforms provide investors with superior client relationship management and value-added services across the full spectrum of fixed income products. Our market-leading research group provides clients with superior analysis across a broad range of issuers, products, markets and industries. We are widely recognized for our commitment to published credit research and sector strategy in all major financial markets – as evidenced by our significant number of industry-ranked analysts.
Our foreign exchange and cash and collateral trading business combines our currency, money market, collateral and metals-trading businesses in order to provide a full range of treasury and liquidity management products to corporations, banks, asset managers, hedge funds, insurers and internal clients. In cooperation with UBS’s wealth management business, we also provide private individuals and family offices direct access to our sales force. While our trading activities are centered in the four major hubs of Singapore, Zurich, London and Stamford, our sales force is present in all

Selected deals

Mergers & Acquisitions

Financial advisor to the special strategic review committee of Harrah’s Entertainment in the USD 27.8 billion sale of the company to Apollo and TPG

Joint financial adviser and joint corporate broker to BAA on the recommended GBP 15.9 billion cash offer from a consortium led by Grupo Ferrovial

Equity Capital Markets

Joint bookrunner on the USD 11.2 billion IPO of Bank of China

Joint bookrunner on the USD 15.5 billion secondary offering for Telstra

Debt Capital Markets

Joint bookrunner on a USD 5.5 billion multi-tranche offering for Anadarko in support of the acquisition of Kerr-McGee Corporation and Western Gas. UBS also provided a USD 24 billion bridge loan to finance the transaction and acted as financial advisor to Anadarko on the acquisition

Joint bookrunner on J. Sainsbury’s GBP 2.1 billion issue of commercial mortgage-backed securities and its GBP 1.7 billion tender for outstanding unsecured bonds

Global Syndicated Finance

Sole underwriter of AUD 4.1 billion of debt facilities in relation to the AUD 5.5 billion recapitalization and establishment of PBL Media. UBS also acted as joint financial advisor to PBL

Joint lead arranger on USD 2.6 billion of debt facilities and joint bookrunner on USD 1.4 billion of high yield notes in support of Blackstone’s USD 4.3 billion acquisition of Travelport

Selected awards

Investment Bank

Best Investment Bank, Asia – Euromoney 2006

Fixed Income

EuroWeek Borrowers’ Poll 2006:
“Most Impressive” bank
Best Provider of Support in the Secondary Market

FXCCT

Best Bank Overall for FX – FX Week 2006

Equities

Equities House of the Decade – Financial News 2006

No. 1 Institutional Investor All-Europe Research Team 2007

IBD

Corporate Broker of the Year – Acquisitions Monthly 2006

Our businesses
Investment Bank

major financial centers and most emerging markets across the globe.

In foreign exchange, we make two-way prices in more than 300 currency pairs. Our money market team trades the short end of the interest rate curves (less than two years) for ten main currencies while our emerging markets business is active in a wider range of currencies, depending on the liquidity of the respective markets. Collateral trading focuses on fixed income securities lending and borrowing. We trade all precious metals and base metals such as copper and aluminium. In addition to these products, we offer bespoke structured products and add-on services, such as research, prime brokerage for our hedge fund clients and connectivity services which link our trading systems directly to client systems. We also offer white labeling services, enabling our financial institution clients to offer UBS front-end infrastructure under their own brand.
Currency market volumes have seen very high growth over the last five years and our volumes have grown at an even faster rate. Therefore, scale has become the foundation of our business model and we run these businesses on a highly automated and integrated basis, with a suite of e-
commerce tools providing direct interfaces between our sales force and our clients.

Investment banking

In the investment banking business, we provide a range of first-class advice and execution services to corporations, financial sponsors and hedge funds. Our advisory group assists both public and private companies in multiple aspects of a transaction including negotiations, structuring, coordination of due diligence process, company valuations and drafting of both internal and external communication materials. These services also include advising on strategic reviews and corporate restructuring solutions. Our capital markets and leveraged finance teams in the equities and fixed income businesses arrange the execution of primary and secondary equity as well as investment grade and subordinated debt issues worldwide.
With over 1,900 client-facing professionals, the investment banking business has a presence in all major financial and economic markets. To meet our clients’ needs, coverage is based on a comprehensive matrix of country, sector and product banking professionals.
Our competitors generally include all of the major globally active investment banking firms, and there has been little change in that landscape over the last few years. In certain developed markets and in the increasingly important emerging market segment, we also face competition from locally-based investment banking firms. We do not just compete on quality of advice and execution. We also face intensifying competition with regard to the recruitment and retention of bankers and balance sheet deployment continues to be a key competitive factor. Over the last year, we have re-engineered our processes to become a powerful and effective partner in leveraged finance transactions and we have already completed some important and profitable deals without compromising our disciplined approach to risk. We therefore continue to believe that our global presence, experience and breadth of product offering provide us with competitive advantages.

UBS underwriting and fee revenues
CHF million	2006	2005	2004

Corporate finance fees	1,852	1,460	1,078

Equity underwriting fees	1,834	1,341	1,417

Debt underwriting fees	1,704	1,516	1,114

Other capital market revenues[1]	594	436	294

Gross capital market and corporate finance fees	5,984	4,753	3,903

Capital market fees booked outside investment banking[2]	856	943	813

Amount shared with Equities and FIRC (Fixed Income, Rates and Currencies)	1,689	1,182	991

Financing, hedging and risk adjustment costs	166	122	184

Net investment banking area revenues	3,273	2,506	1,915

1 Other capital market revenues comprise equity and debt revenues with investment banking involvement that are not underwriting fees (for example, derivative or trading revenues).  2 Capital market fees booked outside investment banking comprise equity and debt underwriting revenues that have no investment banking department involvement (for example, municipal or mortgage-backed securities).

A number of steps have been taken to expand in areas where we have identified opportunities in the market. In 2005, we introduced the financial institutions solutions group in the US – in order to respond to the increasingly sophisticated demands of our financial institutions clients. This strategic solution coverage strategy was launched globally in 2006 with the introduction of both the European advisory group and the Asian hybrid capital group focused on the development of alternative capital products for financial institution, corporate and financial sponsor clients. UBS has also invested in key emerging markets over the last year. We recently opened a branch in Dubai which will enable us to intensify our coverage effort in the region. The integration of Pactual will help us broaden our reach in Latin America. We have also made significant progress in China, India and Russia by recruiting key personnel to enhance our presence in these markets.

Strategic opportunities

The financial industry will remain very competitive but the strength of the markets and the level of client activity continue to offer attractive investment opportunities. The Investment Bank’s growth agenda is derived from the needs of our clients and is based on four pillars: focusing on high growth client segments, capturing new business growth through product innovation, building a scalable and convergent infrastructure and developing employees.

We have already made significant progress in our plan to expand our offering to high growth clients such as hedge funds and financial sponsors as well as private clients, who are increasingly seeking yield from alternative asset classes. Specifically, we have continued to build our prime brokerage platform for hedge fund clients. To better meet financial sponsor needs, we have re-engineered our leveraged finance processes and adapted our risk levels accordingly. We have also reviewed our structured derivatives businesses and grown our range of commodities products which provide private clients with exposure to these rapidly growing asset classes, through both our own wealth management business and other private banks.
In capturing new business growth through product innovation, fixed income continues to be an area of major focus. We are expanding our commodities business globally and have already seen meaningful growth in revenues. We have established a securitized product group to take advantage of this growing asset class. Our investment grade structured credit and trading business has been rebuilt under new management.

In emerging markets, we are positioned to take part in future growth with the acquisition of Banco Pactual in Brazil, which will be a platform for expansion in Latin America, and we have acquired certain assets, licenses, and staff from Beijing Securities in China to be incorporated in UBS Securities. We have also received a banking license from the Central Bank in Russia and have been granted a license in Dubai to service both international and domestic clients. In Turkey, we became a member of the Istanbul Stock Exchange through an acquisition of a small broker dealer.

As our businesses in securities areas continue to commoditize, we are building a scalable and convergent infrastructure. To maintain cost leadership, we are replacing and consolidating legacy systems, enabling us to drive down the incremental cost of trades. This will allow us to expand capacity at low marginal cost, innovate more complex products and services and put in place the backbone for further growth.
We will keep investing in attracting qualified employees, giving them the support to realize their potential in an inclusive environment. We continue to demonstrate our ability to manage and retain staff, including the successful integration of employees in acquisitions, and through development programs such as those for junior high-potential professionals.
By working to deliver all of UBS’s services and products to our clients, the Investment Bank is well positioned to take full advantage of market trends and generate sustainable levels of growth.

Our businesses
Corporate Center

Corporate Center

Corporate Center creates value for shareholders and other stakeholders by partnering with the Business Groups to ensure that the firm operates as an effective and integrated whole with a common vision and set of values. It helps UBS’s businesses grow sustainably through its risk, financial control, treasury, communication, legal and compliance, human resources, strategy, offshoring and technology functions.

Business Group reporting
	For the year ended or as of
CHF million, except where indicated	31.12.06	31.12.05

Total operating income	233	687

Total operating expenses	1,320	1,395

Business Group performance from continuing operations before tax	(1,087)	(708)

Business Group performance from discontinued operations before tax	4	4,564

Personnel (full-time equivalents)	4,771	3,922

Personnel excluding IT Infrastructure (ITI) (full-time equivalents)	1,716	1,370

Personnel for ITI (full-time equivalents)	3,055	2,552

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
They are responsible for UBS’s financial, tax, and capital management and its risk control, legal and compliance activities. The Corporate Center is responsible for communicating with all UBS stakeholders, for branding, and for position-

ing the firm as the employer of choice. The Corporate Center assumes operational responsibility for certain business units that provide shared services to the Business Groups – among them the information technology infrastructure and offshoring units (including the service center in India).

Organizational structure

The Corporate Center is made up of one unit comprising its operational functions, plus the information technology infrastructure (ITI) and offshoring units.

The Corporate Center is led by the Group Chief Financial Officer (CFO). The operational functions of Corporate Center are managed by the Corporate Center Executive Committee.
Corporate Center started to be reported as a single unit in fourth quarter 2005, following the sale of UBS’s private label banks and specialist asset manager GAM to Julius Baer in December 2005. Previous to this, Corporate Center had two separate business units: Corporate Functions and Private Banks & GAM, following the latter’s shift out of the

Our businesses

wealth and asset management businesses into a holding company on 25 April 2003.

The ITI business became part of Corporate Center on 1 April 2004, while the offshoring unit was launched on 17 June 2005.
Although not formally a part of Corporate Center, the costs for the Chairman’s Office (which comprises the Company Secretary, Board of Directors, and Group Internal Audit) are reported in the Financial Statements under Corporate Center.

Group Chief Financial Officer

The Group Chief Financial Officer is responsible for transparency in the financial performance of the Group and its individual businesses, and for the Group’s financial reporting, planning, forecasting and controlling processes as well as providing advice on financial aspects of strategic plans and mergers and acquisitions transactions. He is also responsible for UBS’s tax and capital management. In coordination with the Group General Counsel and Chief Communication Officer, he defines the standards for accounting, reporting and disclosure and, together with the CEO, provides external certifications under sections 302 and 404 of the Sarbanes-Oxley Act of 2002. He manages relations with investors and coordinates working relationships with internal and external auditors.
The Group Chief Financial Officer is the GEB member responsible for ITI and Group Offshoring, and for the own-use corporate real estate portfolio across the firm. In addition to his functional roles set out above, the CFO is head of the Corporate Center.

Group Chief Risk Officer

The Group Chief Risk Officer (CRO) is responsible for developing UBS’s risk management and control principles and for the independent risk control processes for credit, market and operational risks. Together with the Chief Credit Officer, the
Head of Market Risk and the Head of Operational Risk, who report to him, he formulates and implements risk policies and control processes, develops risk quantification methods and sets and monitors associated limits and controls. They ensure that risks are completely and consistently recorded and aggregated, that risk concentrations are identified, and that exposures are continuously monitored, pro-actively controlled and remain within approved risk profiles. They ensure that UBS’s approach is consistent with best market practice and that the firm is operating within its agreed risk bearing capacity. They exercise specific risk control authorities.

Group General Counsel

The Group General Counsel has group-wide responsibility for legal and compliance matters and for legal and compliance policies and processes, supported by the Head of Group Compliance. He defines the strategy, goals and organizational structure of the legal function, and sets and monitors group-wide quality standards for handling the legal affairs of the Group. Supported by the Head of Group Compliance, the Group General Counsel is responsible for ensuring that UBS meets relevant regulatory and professional standards in the conduct of its business. He supervises the General Counsels of the Business Groups, working closely with the Group CRO with regard to the operational risk aspects of legal and liability risk. He establishes a group-wide management and control process for the Group’s relationship with regulators, in close cooperation with the Group CRO and Group CFO as appropriate.

Group Treasurer

The Group Treasurer is responsible for the management of UBS’s financial resources and financial infrastructure. He is responsible for group-level governance of treasury processes and transactions which relate to UBS’s corporate legal structure, regulatory capital, balance sheet, funding and liquidity, and non-trading currency and interest rate risk. His responsi-

UBS’s offshoring strategy

The transfer of business processes to locations such as UBS’s India Service Center (ISC) in Hyderabad – commonly known as offshoring – is part of the firm’s global growth strategy. Offshoring helps the firm optimize and re-engineer business processes, and gives it access to a large and diverse workforce of highly educated people who can be trained relatively quickly, helping UBS remain competitive internationally.

UBS’s offshoring strategy, however, is not a centralized initiative run solely by the Group Offshoring team. As the individual Business Groups have detailed knowledge of their own processes, they ultimately decide whether offshoring makes sense for their business.

UBS’s approach to offshoring is evolutionary – meaning it will continue to develop its strategy in stages. The ISC, which will have a capacity for 1,500 employees by June 2007, has to be seen in the context of UBS’s total workforce of over 78,000.
The firm’s experience with its center in India has been positive. This center, along with other potential future offshoring centers, are expected to become increasingly important. They help UBS tap into talent otherwise not available, avoid concentrations of risk, and prevent the firm from becoming overly dependent on individual locations – while allowing it to better balance revenues and costs across global markets.

Our businesses
Corporate Center

bility includes the issuance of policies in order to ensure proper management and efficient co-ordination of treasury processes on a group-wide basis. The Group Treasurer manages the group’s equity, taking into account financial ratios and regulatory capital requirements, with a view to maintaining strategic flexibility, sound capitalization and strong ratings. He manages UBS’s holdings of its own shares and recommends corporate actions to the Group Executive Board and the Board of Directors.

Head of Group Controlling & Accounting

The Head of Group Controlling & Accounting has UBS-wide responsibility for financial control. He is responsible for the production and analysis of accurate and objective regulatory, financial and management accounts and reports. The Head of Group Controlling & Accounting provides consistent and appropriate communication to the Board of Directors, Group Executive Board (GEB), Group Managing Board (GMB), the Audit Committee, internal and external auditors, and the CFOs of the Business Groups. He supports the Group CFO in the Group’s planning and forecasting process.

Head of Group Accounting Policy

The Head of Group Accounting Policy establishes group-wide financial accounting policies and ensures compliance by the Business Groups and Corporate Center. He manages relations with external auditors and accounting standards bodies.

Chief Communication Officer

The Chief Communication Officer is responsible for managing UBS’s communication to its various stakeholders, ensuring that a positive and powerful image of UBS is established and broadcast to all stakeholders globally. He develops the strategy, content and positioning of communications of corporate importance, emphasizing transparency, consistency, speed and integrity. He presents UBS and its businesses to the media, enhancing and protecting the firm’s reputation. To employees, he promotes understanding of the firm’s strategies, performance and culture. He presents UBS to investors, analysts and rating agencies and is responsible for preparing and publishing quarterly and annual reporting products. He manages and promotes the UBS corporate brand via advertising, sponsorship, art, and visual design, represents UBS’s interests to policy-makers, and coordinates UBS’s approach to corporate responsibility.

Group Head Human Resources

The Group Head Human Resources has UBS-wide responsibility for the human resources function. He is responsible for shaping a meritocratic culture of ambition and performance, and promoting UBS’s values for action. He builds UBS’s capacity to attract and retain the best talent and creates an innovative and flexible environment ensuring that all employees from different cultures and backgrounds with different perspectives can develop and succeed. He supports succession planning for senior executives and designs and administers global compensation and benefits programs.

Leadership Institute

The UBS Leadership Institute contributes to the development of leadership capabilities at senior management levels by providing a systematic approach to talent development and alignment. Its main responsibility is the design, development and delivery of leadership development programs targeted at current and future senior leaders. It also organizes forums that enable UBS leaders to shape UBS group strategy, organization and culture and to discuss issues critical to the firm’s growth.

Chief Technology Officer (CTO)

The Chief Technology Officer (CTO) is the head of the information technology infrastructure (ITI) unit. ITI encompasses all IT infrastructure teams across UBS, covering management of data networks, telephone and other communications systems, IT security, distributed computing and servers, mainframes and data centers, market data services, user services and desktop computing. The unit focuses on serving all UBS’s businesses in a client-driven and cost-efficient way, as well as building towards a consistent technical architecture across UBS through the execution of our technology infrastructure strategy.

Group Offshoring

The Head Group Offshoring is responsible for delivering offshoring services to the Business Groups at appropriate, competitive prices, with its service center(s) ensuring that physical and technical features meet UBS risk and quality standards and comply with the operational risk framework. The India Service Center in Hyderabad is the first such service center and is a dedicated offshoring facility operated by UBS employees.

Industrial Holdings

The Industrial Holdings segment is where our majority stakes in large non-financial businesses are held.

Industrial Holdings

Industrial Holdings

Income Statement
	For the year ended or as of
CHF million, except where indicated	31.12.06	31.12.05

Continuing operations

Total operating income	994	1,236

Total operating expenses	716	751

Operating profit from continuing operations before tax	278	485

Tax expense	35	175

Net profit from continuing operations	243	310

Discontinued operations

Operating profit from discontinued operations before tax	852	496

Tax expense / (benefit)	(13)	87

Net profit from discontinued operations	865	409

Net profit	1,108	719

Net profit attributable to minority interests	104	207

from continuing operations	1	(24)

from discontinued operations	103	231

Net profit attributable to UBS shareholders	1,004	512

from continuing operations	242	334

from discontinued operations	762	178

Personnel (full-time equivalents)	4,241	21,636

Business

The Industrial Holdings segment comprises UBS’s private equity investments, which were, until early 2005, held within the Investment Bank. Our strategy is to de-emphasize and reduce exposure to this asset class while capitalizing on orderly exit opportunities as they arise.

Organizational changes

On 23 March 2006, we sold UBS’s 55.6% stake in Motor-Columbus to a consortium of Atel’s Swiss minority shareholders, EOS Holding and Atel, as well as to French utility Electricité de France (EDF). The stake was sold for CHF 1,295 million, which resulted in a pre-tax gain of CHF 364 million for UBS. Motor-Columbus is a financial holding company whose only significant asset is a 59.3% interest in the Atel Group, a European energy provider.

Risk management

Taking risks is an integral part of our business. Our aim is to achieve an appropriate balance between risk and return
based on our assessment of potential risk developments in
both normal and stressed conditions.

Risk management
Risk management and control

Risk management and control

Good risk management and control lie at the heart of any business, particularly a financial services firm – they are integral parts of providing consistent, high-quality returns to shareholders. If we fail to adequately manage and control our risks we may suffer significant financial losses. Potentially more important is the resultant damage to our reputation, which could undermine our growth by reducing our client base and impairing our ability to retain talented employees. Ultimately, regulators might be forced to impose constraints upon our business.

We recognize that taking risk is core to our financial business and that operational risks are an inevitable consequence of being in business. Our aim is not, therefore, to eliminate all risks but to achieve an appropriate balance between risk and return. Thus, in our day-to-day business and in the strategic management of our balance sheet and capital, we seek to limit the scope for adverse variations in our earnings and exposure to “stress events” from all the material risks we face.
We base our approach to risk management and control on five principles.
Business management is accountable for all the risks assumed throughout the firm and is responsible for the continuous and active management of risk exposures to ensure that risk and return are balanced. This responsibility applies not only to the traditional banking areas of credit, market, liquidity and funding risks but also to the many and varied operational risks that potentially arise from inadequate or failed internal processes, people or systems or from external causes, which may be deliberate, accidental or natural.
An independent control process is implemented to provide an objective check on risk-taking activities when required by the nature of the risks, in particular to balance short-term profit incentives and the long-term interests of UBS.
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
We protect our reputation by managing and controlling the risks incurred in the course of our business, and for this reason we endeavor to avoid concentrations of exposure and to limit potential stress losses from all types of risks. We avoid extreme positions in transactions that are sensitive for tax, legal, regulatory or accounting reasons, and adopt a cautious approach to any risks that cannot be sensibly evalu-

ated or priced. We strive to achieve the highest standards in protecting the confidentiality and integrity of our client information, and in the ethical approach we apply in all our business dealings.

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
The Chairman’s Office oversees the risk profile of the firm on behalf of the Board of Directors and has ultimate authority for credit, market and other risk-related matters.
The Group Executive Board (GEB), together with its Risk Sub-Committee, is responsible for implementing the risk principles, including approval of core risk policies, for appointing Business Group management that demonstrates both business and control competence, and for managing the risk profile of UBS as a whole.
The Group Chief Risk Officer (CRO) has overall responsibility for the development and implementation of the Group’s risk control principles, frameworks, limits and processes across credit, market and operational risk. Together with the Group Chief Credit Officer (CCO), the Group Head of Market Risk (newly appointed in 2006) and the Group Head of Operational Risk, he formulates risk policies and determines methodologies for measurement and assessment of risk.
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

Risk management

The risk control process

There are five critical elements in our independent risk control process:
–	we identify risk, through the continuous monitoring of portfolios, by assessing new businesses and complex or unusual transactions, and by reviewing our risk profile in the light of market developments and external events
–	we measure quantifiable risks, using methodologies and models which have been independently verified and approved
–	we establish risk policies to reflect our risk principles, risk capacity and risk appetite, consistent with evolving business requirements and international best practice
–	we have comprehensive risk reporting to stakeholders, and to management at all levels, against the approved risk control framework and, where applicable, limits
–	we control risk by monitoring and enforcing compliance with the risk principles, our policies and limits, and regulatory requirements.

Our risk policies are principle-based, specifying minimum requirements, high level controls and standards, and broad authorities and responsibilities. They are never a substitute for the exercise of common sense and good business judgment but, rather, guide and determine actions and decisions to ensure the safe and sound conduct and control of our business. Our risk policies have widespread application, cover ongoing activities, and are developed in close consultation between the business and control functions.

Before starting any new business, making a significant change to an existing business or the way it is conducted, or executing any transaction which is complex or unusual in its structure or is sensitive to tax, legal, regulatory or accounting considerations, we thoroughly review and assess all the implications. The process involves the business, risk control, legal, compliance, treasury, finance, tax and logistics functions as necessary, and ensures that all critical elements are comprehensively addressed across disciplines, including the assurance that transactions can be booked in a way that will permit appropriate ongoing risk monitoring, reporting and control.

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

Risk management
Risk management and control

     The primary and operational risks inherent in our business activities are subject to independent risk control. Primary risks are exposures deliberately entered into for business reasons, which are actively traded and managed. Operational risks arise as a consequence of business undertaken and as a consequence of internal control gaps.

Primary risks are credit risk, market risk and liquidity and funding risk:
–	credit risk is the risk of loss resulting from client or counterparty default and arises on credit exposure in all forms, including settlement risk
–	market risk is exposure to market variables including general market risk factors such as interest rates, exchange rates, equity market indices and commodity prices, and factors specific to individual names affecting the values of securities and other obligations in tradable form, and derivatives referenced to those names
–	liquidity and funding risk is the risk that we are unable to meet our payment obligations when due, or that we are unable, on an ongoing basis, to borrow funds in the market on an unsecured, or even secured basis at an acceptable price to fund actual or proposed commitments.
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external causes, whether deliberate, accidental or natural. It can arise in many ways, for example:
–	from errors, failures or shortcomings at any point in the transaction process, from deal execution and capture to final settlement
–	by not complying with rules, regulations, laws, accounting standards, local or international best practice, or our own internal standards, which can result in regulatory fines or penalties, restriction or suspension of business, or mandatory corrective action
–	if we are unable to enforce our actual or anticipated rights under law, a contract or other arrangement
–	if we, or someone acting on our behalf, fail to fulfill the obligations, responsibilities or duties imposed by law or assumed under a contract, which can lead to claims against us
–	through loss of confidentiality, integrity or availability of our information or other assets
–	by taking technically incorrect positions on tax matters, or failing to comply with tax withholding or reporting requirements on behalf of clients or employees, or as a result of our involvement in tax-sensitive products or transactions.

     Failure to identify, manage or control any of these risks, including business risks, may result not only in financial loss but also in loss of reputation, and repeated or widespread failure compounds the impact. Reputational risk is not directly quantifiable and cannot be managed and controlled independently of other risks.

How we measure risk

Expected loss, statistical loss and stress loss

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

     Our primary day-to-day quantitative controls govern normal periodic adverse results (statistical loss) and protect us from stress events. These are the limits we apply to individual risk types, to portfolios and sub-portfolios, and to specific concentrations of risk and individual exposures. The identification of stress events and scenarios to which we are vulnerable and an assessment of their potential impact – in particular the danger of aggregated losses from a single event through concentrated exposures – is therefore a key component of the risk control process.

“Earnings at risk”

To complement these operating controls, we apply a measure of aggregate risk exposure across all risk types and businesses, which we call “earnings-at-risk”. Earnings-at-risk is an assessment of the potential loss inherent in our business in the current economic cycle, across all business lines, and from all sources, including primary risks, operational risks and business risks. It is measured against a severe, low probability, but nevertheless plausible constellation of events over a one year time horizon. It builds off the statistical loss measures used in our day to day operating controls as far as possible, extending the time horizon where necessary, and combines the results to reflect correlations between the various risk categories. Against this, we set our risk capacity – the level of risk we consider we are capable of absorbing, based on our earnings power, without unacceptable damage to our dividend paying ability, our strategic plans and, ultimately, our reputation and ongoing business viability. Risk capacity is based on a combi-

Risk management

nation of budgeted / forecast and historical revenues and costs, adjusted for performance related compensation, and dividends and related taxes. The Board of Directors annually reviews the historical evolution and forecast development of risk capacity and risk exposure and sets a ceiling on risk exposure – effectively, an upper bound on aggregate utilization of the portfolio operating limits. The GEB and the Chairman’s Office monitor current and projected risk capacity and risk exposure as part of the regular quarterly risk reporting cycle. In the event of any significant adverse development in risk capacity or disproportionate growth in risk exposure, the risk exposure ceiling would be revisited and underlying operating limits adjusted if necessary.

Qualitative controls

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

Stress situations can arise from many sources and when extreme events occur, quantitative and qualitative risk assessments alone are not sufficient. The essential complements are a tried and tested process which can be invoked immediately in response to any crisis, and well-prepared business continuity management processes and plans. We continue to develop and refine these processes as we learn from our own and others’ experience.

Development of our risk profile

UBS’s average risk-weighted assets (as measured for regulatory capital purposes) are, today, at a similar level to 1998, just after the UBS-SBC merger, but the underlying risk profile is very different. Today, we are a more integrated firm, our business model has evolved, and the way we view, manage and control our risks has changed.

The primary focus in our risk-taking activities is to ensure adequate diversification of risk, and to restrict illiquid and concentrated positions, while ensuring that we are rewarded for the risks we take. We have transferred resources from businesses in illiquid markets into more liquid ones and have actively pursued risk distribution strategies. Portfolios with poor returns on risk have been cut back and the quality of other portfolios has been enhanced – we have, for example, wound down the Investment Bank’s non-core loan portfolio, repositioned our private equity business and introduced risk-adjusted pricing in our Swiss lending business.
These have been key factors in containing the level of our risk – in terms of both risk-weighted assets and risk as we measure it internally – despite our business expansion. Our leveraged finance business, for example, has seen rapid growth in the number and size of transactions we are involved in, but we have been successful in achieving our distribution targets and are actively managing the residual portfolio of risk from this business. We have also securitized loans and derivatives, and now manage much of our credit exposure in the Investment Bank using the credit derivatives market where product innovation continues to provide new hedging opportunities.

Risk management
Risk management and control

     Trading assets contribute substantially to our balance sheet but they are very liquid and the major part of the inventory consists of highly rated securities – we have eliminated pockets of low quality, low liquidity exposure, and continuously monitor the portfolio to identify stale and problem positions.

     It is largely as a result of these efforts that we have, in the last couple of years, been in a position to speed up our entry into new markets and assume the related risk. But while we are willing to expand into new and potentially higher risk areas such as emerging markets, we will continue to exercise caution where this might involve illiquid and concentrated exposures.

Risk management

Risk management
Credit risk

Credit risk

Credit risk is the risk of loss as a result of failure by a client or counterparty to meet its contractual obligations. It is an integral part of many of our business activities and is inherent in traditional banking products – loans, commitments to lend and contingent liabilities, such as letters of credit – and in “traded products” – derivative contracts such as forwards, swaps and options, repurchase agreements (repos and reverse repos), and securities borrowing and lending transactions.

All banking and traded products are governed by a comprehensive risk management and control framework, which includes detailed credit policies and procedures. The control processes applied to these products are the same, regardless of their accounting treatment which varies – they are carried at amortized cost or fair value, depending on the type of instrument and, in some cases, the nature of the exposure.
Global Wealth Management & Business Banking and the Investment Bank, which take material credit risk, have independent credit risk control units, headed by Chief Credit Officers (CCOs) reporting functionally to the Group CCO. The Business Group CCOs are responsible for counterparty ratings, credit risk assessment and the continuous monitoring of counterparty exposures and portfolio risks. Credit risk authority, including authority to establish allowances, provisions and valuation adjustments for impaired claims, is vested in the Chairman’s Office and is further delegated to the GEB and ad personam to the Group CCO and credit officers in the Business Groups. The level of credit authority delegated to holders depends on their seniority and experience and varies according to the quality of the counterparty and any associated security.

Credit risk measurement

Components of credit risk

Credit risk exists in every credit engagement. In measuring credit risk at a counterparty level we reflect three components:
–	the “probability of default”, which is an estimate of the likelihood of the client or counterparty defaulting on its contractual obligations
–	the current exposure to the counterparty and its likely future development, from which we derive the “exposure at default” and
–	the likely recovery ratio on the defaulted claims, based on which we derive the “loss given default”.
These components are the common basis for internal measurement of credit risk in all our portfolios. They are also the basis for the regulatory capital calculation under the Advanced Internal Rating Based approach of the new Basel Capital Accord, which we intend to adopt when it comes

UBS internal rating scale and mapping
of external ratings
UBS		Moody's Investor	Standard & Poor's
Rating	Description	Services equivalent	equivalent

0 and 1	Investment grade	Aaa	AAA

2		Aa1 to Aa3	AA+ to AA-

3		A1 to A3	A+ to A-

4		Baa1 to Baa2	BBB+ to BBB

5		Baa3	BBB-

6	Sub-investment grade	Ba1	BB+

7		Ba2	BB

8		Ba3	BB-

9		B1	B+

10		B2	B

11		B3	B-

12		Caa to C	CCC to C

13	Impaired and defaulted	D	D

14		D	D

into force in 2008. In line with our own internal governance standards and the requirements of the new regulatory capital framework, we subject all models developed for credit risk measurement, including the components of such measures, to independent verification by a specialist team in Corporate Center prior to implementation. The model owners in the Business Groups are responsible for monitoring performance once the models are deployed.

Probability of default

We assess the likelihood of default of individual counterparties using rating tools tailored to the various categories of counterparty. At the Investment Bank, rating tools are differentiated by broad segments. Our Swiss banking portfolio includes exposures to both larger and small- and medium-sized enterprises, and the rating tools vary accordingly. All rating tools have been developed internally and combine statistical analysis with credit officer judgment. Clients are segmented into 15 rating classes, two being reserved for cases of impairment or default. The UBS rating scale, which is shown above, reflects not only an ordinal ranking of our counterparties, but also the range of default probabilities defined for each rating class. This means that, in principle, clients migrate between rating classes as our assessment of their probability of default changes. We regularly validate the performance of our rating tools and their predictive power with regard to default events. Where statistical analysis suggests that the parameters of a model require adjustment, we reflect such changes in our external reporting once the recalibration of the rating tool is confirmed and imple-

Risk management
Credit risk

mented. In the interim, we account for the impact of such changes in our internal credit risk measures.

We use external ratings, where available, to benchmark our internal credit risk assessment. The ratings of the major rating agencies shown in the table above are linked to our rating classes based on the long-term average default rates for each external grade. Observed defaults per agency rating category vary year-on-year, especially over an economic cycle, and therefore UBS does not expect the actual number of defaults in its equivalent rating band in any given period to equal the rating agency average. As we validate our own internal rating tools for their ability to predict defaults, we also monitor long-term average default rates associated with external rating classes. If we observe that these long-term averages have changed, we adjust the mapping of the external ratings to our rating scale, and reflect them in our external reporting once our analysis proves that the changes are material and permanent.

Exposure at default

Exposure at default is based on the amounts we expect to be owed at the time of default. For a loan this is the face value. For a commitment, we include any amount already drawn plus the further amount which may have been drawn by the time of default, should it occur. For repos and securities borrowing and lending transactions, we assess the net amount which could be owed to or by us following adverse market moves over the time it would take us to close out all transactions (“close out exposure”). Exposure on OTC derivative transactions is determined by modeling the potential evolution of the value of our portfolio of trades with each counterparty over its life – “potential credit exposure” – taking into account legally enforceable close-out netting agreements where applicable. From this model we can derive both an “expected future exposure” profile and a “maximum likely exposure” profile measured to a specified confidence level. These profiles reflect potential changes in exposure over time resulting from market movements and from maturing contracts, and take into account the ability to call collateral and any collateral actually held.

Loss given default

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

Expected loss is a statistically based concept from which we estimate the annual costs that will arise, on average, from positions in the current portfolio that become impaired. It is derived from the three components described above – probability of default, exposure at default and loss given default.
Expected loss is the basic measure for quantifying credit risk in all our credit portfolios. For products carried at amortized cost, it can be used for risk-adjusted pricing, and to assess credit loss for management accounting purposes, which differs from the credit loss expense reported in the financial statements. For fair valued products, it provides a basis for determining credit valuation adjustments, which are required both for financial reporting and for the planning process. It is also the starting point for further portfolio analyses – statistical loss and stress loss.

Statistical and stress loss

Our credit portfolio is heterogeneous, varying significantly in terms of client type, sector, geographical diversity and the size of exposures. For the assessment of both statistical loss and stress loss in material credit portfolios, we start our analysis at the level of sub-portfolios with more homogeneous characteristics.
We aggregate statistical loss across these portfolios using our own proprietary credit Value at Risk (credit VaR) methodology. This provides an indication of the level of risk in the portfolio and the way it changes over time. It is also a component of our Earnings-at-Risk measure described in the “Risk Management and Control” section of this chapter.
Modeling stress losses is complex because they are only partially driven by systematic factors. We apply scenarios which allow us to assess the impact of variations in default rates and asset values, taking into account risk concentrations in each portfolio. We also measure industry and geographical contributions to stress loss results.

Credit risk control

Limits and controls

The Business Groups and Corporate Center apply disciplined approaches to ensure prompt identification, accurate assessment, proper approval and consistent monitoring and reporting of credit risk. We manage, limit and control concentrations of credit risk wherever we identify them, in particular to individual counterparties and groups, and to industries and countries, where appropriate.
We set limits on our credit exposure to both individual counterparties and counterparty groups. These limits are applied to all exposure types, including the close out exposure on repos and securities borrowing and lending and the maximum likely exposure on OTC derivatives. The Investment

Risk management

Bank also uses, as a management tool, a measure which translates all exposures into a benchmark loan equivalent, taking into account expected changes in exposure profile of traded products and credit rating migration of the counter-party, with the possibility that exposure reduction through syndication, sale or hedging may be required if maximum guidelines are exceeded.

In our OTC derivatives business, we operate almost exclusively under bilateral master agreements allowing for the close out and netting of all transactions in the event of default by the other party. Provided such agreements are judged to be enforceable in insolvency, we measure our exposure after netting values in our favor against values in the counterparty’s favor. We can then set limits on the basis of net exposure, permitting higher volumes of business than would be possible without the benefit of netting. The measurement of potential credit exposure (the future evolution of replacement values over time) reflects the step changes that can occur – which can be both increases and decreases - as market risk factors change and as individual transactions or cash flows roll off.
We additionally apply limits in a variety of forms to portfolios or sectors where we consider it appropriate to restrict credit risk concentrations or areas of higher risk, or to control the rate of portfolio growth. Typically, these situations arise in the Investment Bank.

Temporary versus take and hold exposures

In the Investment Bank, where it is most relevant, we differentiate between “temporary” exposures accepted with the intention of syndicating, selling or hedging within a short period, and “take and hold” positions.
For temporary exposures, the critical factor is the potential for distribution, which is rigorously assessed as part of any transaction approval. All commitments must be agreed by the distribution function, as well as the originating business unit, and approved by both business management and risk control. With continued high flows of capital into funds raised by financial sponsors, we have seen further increases in the number, size and leverage of buy-out transactions, which are the source of many of our temporary exposures. As a result, the portfolio has lower average credit ratings and higher risk concentrations than our other lending businesses but exposures are generally reduced to modest levels within a short time by syndication or secondary market hedging or sale. There are comprehensive limits covering the portfolio, including a variety of stress loss limits, which encourage rapid distribution in order to free up capacity for further transactions, and which can be adjusted if market conditions or our own performance suggest that contraction or expansion of activity is appropriate.
For take and hold exposures, by contrast, the quality of the credit over the prospective term of the engagement is the primary credit risk consideration and we assess, on an ongoing basis, the way the credit risk (both in aggregate and in sub-portfolios) is evolving over time. We actively manage this portfolio, which includes the retained portions of loans which we have originated primarily for distribution.

Risk mitigation

We employ risk mitigation techniques for most of our credit portfolios, typically by taking security in the form of financial collateral (cash or marketable securities) or other assets, or through risk transfers or the purchase of credit protection. Credit risk mitigation is reflected – depending on the product and type of mitigation – by recognizing its existence in determining the exposure we are prepared to carry or by directly reflecting its risk-reducing effect in reported credit exposure.
Taking security is the most common form of risk mitigation. Some of our businesses, such as Lombard and mortgage lending, are – by definition - conducted only on a secured basis, but in other businesses we often, as a matter of policy, ask for sufficient security to cover our claims, in particular where we deal with lower rated counterparties. In assessing the mitigating effect of security we always adopt prudent valuation standards.
Where we take financial collateral in the form of marketable securities, we generally apply discounts (“haircuts”) to the market value, reflecting the quality, liquidity, volatility – and in some cases complexity – of the individual instruments. Exposures and collateral positions are continuously monitored, and margin calls and close-out procedures are enforced when the market value of collateral falls below predefined levels. Collateral concentrations within individual client portfolios and across clients are also monitored where relevant.
In the Investment Bank’s OTC derivative business, we enter into two-way collateral agreements with major market participants, in line with general market practice. Under such agreements, either party can be required to provide financial collateral when exposure exceeds a pre-defined level. Both sides thus benefit from continued flow of business without creating undue concentrations of credit risk. The Investment Bank’s traded products business with lower rated counterparties, including hedge funds, is conducted almost entirely against the provision of financial collateral by the counterparty.
Financial collateral is the main form of security for Lombard loans to private individuals by our Wealth Management business units, but the largest secured business of Global Wealth Management & Business Banking is property financing, where we take a mortgage over the property we finance to secure our claim. The majority of our exposure consists of home loans to private individuals, but we also finance income-producing real estate, primarily apartment buildings and, to a lesser extent, commercial properties. In all cases we apply prudent loan to value ratios and consider the ability to service the debt from income. In Business Banking Switzerland, where we lend to corporations of all sizes, we may, depending on our assessment of their creditworthiness, also require our claim to be secured.

Risk management
Credit risk

     The Investment Bank uses risk transfers, purchase of credit protection and securitization as part of its active management of credit risk to avoid concentrations of exposure to individual names or sectors or in specific portfolios. Most of this credit hedging is achieved by transferring underlying credit risk to high-grade market counterparties using single name credit default swaps, executed under bilateral netting agreements and generally also under collateral agreements. We also use credit-pooling vehicles to transfer risk to outside investors via credit linked notes.

Most forms of credit risk mitigation create operational risks. To control these risks, we apply strict standards on legal documentation, including collateral and netting agreements, and robust controls around the large-scale and high volume processes of daily valuation and adjustment of collateral positions.

Composition of credit risk

The table below provides an overview of the aggregate credit exposure of UBS in gross terms, i.e. without recognition of credit hedges, collateral or other risk mitigation.
UBS’s total gross lending portfolio of CHF 364 billion is widely diversified across industry sectors, with no significant concentrations of credit risk. CHF 153 billion (42% of the total) consists of loans to thousands of private households, predominantly in Switzerland, and mostly secured by mortgages, financial collateral or other assets. Exposure to banks and financial institutions amounts to CHF 138 billion (38% of the total). This includes cash posted as collateral by UBS against negative replacement values on derivatives or other positions, which is not considered lending from a risk perspective but is a key component of our measurement of the counterparty risk we take in connection with the underlying products. Exposure to banks includes money market deposits with highly rated institutions. Excluding financial institutions, the largest industry exposure is CHF 25 billion (7% of the total) to the services sector.

Global Wealth Management & Business Banking

Global Wealth Management & Business Banking’s gross lending portfolio on 31 December 2006 amounted to CHF 229 billion, of which CHF 140 billion (61%) was secured by real estate and CHF 63 billion (27%) by marketable securities. The pie chart below shows that exposure to real estate is well diversified with 40% of the gross lending portfolio being secured on single-family homes and apartments, which, historically, have exhibited a low risk profile. The 12% of exposure secured by residential multi-family homes consists of rented apartment buildings. Loans and other credit

Total credit exposure
	Wealth Management
	International & Switzerland			Wealth Management US
CHF million	31.12.06	31.12.05	31.12.04	31.12.06	31.12.05	31.12.04

Lending portfolio, gross[3]	67,982	58,907	43,571	17,645	17,105	14,617

Contingent claims	5,336	4,778	3,444	336	265	274

Unutilized committed lines[3]	834	372	669	16	0	0

Total banking products[3]	74,152	64,057	47,684	17,997	17,370	14,891

Unsecured OTC products	0	0	0	0	0	0

Other derivatives (secured or exchange-traded)	6,462	5,480	3,207	0	0	0

Securities lending / borrowing	0	0	0	0	0	0

Repo / Reverse-Repo	0	0	1	102	191	171

Total traded products[5]	6,462	5,480	3,208	102	191	171

Total credit exposure, gross	80,614	69,537	50,892	18,099	17,561	15,062

Total credit exposure, net of allowances and provisions	80,604	69,524	50,864	18,089	17,549	15,044

1 Figures reflect the prime brokerage reclassification as explained in note 1 to the financial statements.  2 Includes Global Asset Management and Corporate Center.  3 Excludes loans designated at fair value for an amount of CHF 2,252 million (December 2005: CHF 966 million) but includes unutilized committed lines designated at fair value for an amount of CHF 11,816 million.  4 Excludes CHF 93 million, CHF 728 million and CHF 909 million gross loans from Industrial Holdings for the years ended 31 December 2006, 31 December 2005 and 31 December 2004.  5 Traded products exposure is based on internal measurement methodology and includes Wealth Management International exposures of CHF 3,870 million, CHF 2,789 million and CHF 1,120 million for the years ended 31 December 2006, 31 December 2005 and 31 December 2004.

Risk management

Business Banking Switzerland: lending portfolio, gross (excluding mortgages) by industry sector

As a % of Business Banking Switzerland lending portfolio, gross (excluding mortgages)

40
30
20
10
0
Construction
Banks and financial institutions
Hotels and restaurants
Manufacturing
Private households
Public authorities
Real estate and rentals
Retail and wholesale
Services
Other
31.12.04
31.12.05
31.12.06

Business Banking Switzerland: lending portfolio, gross (excluding mortgages) by counterparty rating

As a % of Business Banking Switzerland lending portfolio, gross (excluding mortgages)

24
18
12
6
0
0 and 1
2
3
4
5
6
7
8
9
10
11
12
13
14
Investment grade
Sub-investment grade
Impaired and defaulted
31.12.04
31.12.05
31.12.06

			Global Wealth Management
Business Banking Switzerland			& Business Banking			Investment Bank[1]			Other[2]			UBS[1]
31.12.06	31.12.05	31.12.04	31.12.06	31.12.05	31.12.04	31.12.06	31.12.05	31.12.04	31.12.06	31.12.05	31.12.04	31.12.06		31.12.05		31.12.04

143,394	141,315	137,147	229,021	217,327	195,335	134,479	96,557	78,046	610	598	5,479	364,110	[4]	314,482	[4]	278,860	[4]

7,466	6,748	7,570	13,138	11,791	11,288	4,770	4,775	3,370	0	0	216	17,908		16,566		14,874

1,213	1,252	1,275	2,063	1,624	1,944	95,224	71,281	51,224	0	0	0	97,287		72,905		53,168

152,073	149,315	145,992	244,222	230,742	208,567	234,473	172,613	132,640	610	598	5,695	479,305		403,953		346,902

1,264	1,749	1,226	1,264	1,749	1,226	51,992	54,361	53,372	0	0	329	53,256		56,110		54,927

1,054	454	322	7,516	5,934	3,529	27,586	28,282	15,741	0	0	0	35,102		34,216		19,270

7,284	7,082	3,953	7,284	7,082	3,953	32,975	27,904	27,301	0	0	0	40,259		34,986		31,254

99	103	37	201	294	209	18,780	17,726	20,305	0	0	0	18,981		18,020		20,514

9,701	9,388	5,538	16,265	15,059	8,917	131,333	128,273	116,719	0	0	329	147,598		143,332		125,965

161,774	158,703	151,530	260,487	245,801	217,484	365,806	300,886	249,359	610	598	6,024	626,903		547,285		472,867

160,563	157,108	149,213	259,256	244,181	215,121	365,705	300,730	248,987	610	598	5,962	625,571		545,509		470,070

Risk management
Credit risk

Global Wealth Management & Business Banking: distribution of banking products exposure across counterparty rating and loss given default (LGD) buckets
		Loss given default (LGD) buckets				Weighted
CHF million	Gross Exposure	0-25%	26-50%	51-75%	76-100%	Average LGD (%)

0	800	68	727	5	0	29

1	668	9	397	262	0	46

2	48,407	44,977	3,245	185	0	20

3	37,369	32,058	3,512	503	1,296	21

4	22,000	18,897	2,900	203	0	18

5	57,029	51,800	3,506	1,718	5	17

6	27,454	24,086	3,234	133	1	19

7	18,827	16,159	2,138	526	4	22

8	15,836	10,964	4,106	740	26	25

9	8,803	6,629	825	281	1,068	29

10	2,291	1,782	443	62	4	24

11	1,085	950	103	32	0	23

12	1,101	1,083	13	5	0	23

Total non-impaired	241,670	209,462	25,149	4,655	2,404	20

Investment grade	166,273	147,809	14,287	2,876	1,301

Sub-investment grade	75,397	61,653	10,862	1,779	1,103

Impaired and defaulted [1]	2,552

Total banking products	244,222	209,462	25,149	4,655	2,404

1 Includes CHF 45 million of off-balance sheet items.

engagements with individual clients, excluding mortgages, amounted to CHF 83 billion and are predominantly extended against the pledge of marketable securities. The volume of collateralized lending to private individuals rose by CHF 6.6 billion or 12% from the previous year. The increasing demand for this product, as in 2005, reflects the continuing low interest rate environment.

Unsecured lending consists predominantly of exposures to public authorities, banks and financial institutions. The remainder is to corporate clients in Switzerland, widely spread across rating categories and industry sectors, reflecting our position as a market-leading lender to this segment of mostly small- to medium-sized enterprises. During 2006 we have continued to focus on improving the quality of this portfolio.
The table above shows credit exposure across counterparty ratings and loss given default (LGD) buckets. As part of the ongoing validation of our risk parameters, we have adjusted LGDs to reflect the positive development of our credit losses in recent years. As a result, exposures in the table have shifted to lower LGDs, in particular the 26-50% bucket. We have also improved rating differentiation in the residential mortgage business, so that the previous concentration of exposures in rating class 5 is now more widely dispersed across ratings. The average rating of the portfolio is unchanged.

Investment Bank

A substantial majority of the Investment Bank’s credit exposure falls into the investment grade category (internal counterparty rating classes 0 to 5), both for gross banking products (62%) and for traded products (94%). The counterparties are primarily sovereigns, financial institutions, multinational corporate clients and investment funds.

Banking products exposure

The Investment Bank’s total banking products exposure on 31 December 2006, reported in accordance with IFRS, was CHF 234 billion of which CHF 91 billion was loans, compared with CHF 70 billion on 31 December 2005. Part of the CHF 21 billion increase over the course of 2006 was the result of our expanding prime brokerage and equity finance businesses, and part reflects increased underwriting activity as we capitalized on our strengthened business franchise in advising corporate clients.
Disclosures in the remainder of this section present the credit exposure from a risk management and control perspective, which differs from disclosure under IFRS. In particular, gross banking products exposure in risk terms amounts to CHF 161 billion (excluding loans designated at fair value), a difference of CHF 73 billion from the CHF 234 billion reported for the Investment Bank in the table on page 66 / 67. This difference is mainly made up of cash collateral posted by UBS against negative replacement values and other positions which, as noted above, are not considered loans from a risk perspective. On the other hand, in our internal risk control view we consider certain US residential mortgage financing conducted under repo- / reverse repo-like agreements to be banking product exposures. The table on the next page shows a reconciliation between the IFRS and risk views.
As described under “Risk mitigation”, the Investment Bank has engaged in a substantial credit risk hedging program.

Risk management

Investment Bank: banking products
CHF million	31.12.06	31.12.05
Total banking products exposure IFRS (accounting view)	234,473	172,613

less: IFRS adjustments[1]	(82,829)	(51,345)

less: traded loans	(2,383)	(2,388)

plus: residential and commercial real estate[2]	9,959	11,520

other reconciliation items	1,535	490

Adjusted banking products exposure, gross	160,756	130,890

		Sub-	Impaired			Sub-	Impaired
	Investment	investment	and		Investment	investment	and
	grade	grade	defaulted	Total	grade	grade	defaulted	Total

Adjusted banking products exposure, gross				160,756				130,890

less: funded risk participations and cash collateral				(1,201)				(3,505)

risk transfers[3]	2,576	(2,551)	(25)		1,207	(1,176)	(31)

less: specific allowances for credit losses and loan loss provisions				(101)				(131)

Adjusted banking products exposure, net	101,377	57,952	125	159,454				127,254

less: credit protection bought (credit default swaps, credit-linked notes)[4]				(32,656)				(24,121)

Adjusted banking products exposure, net, after application of credit hedges	73,132	53,542	124	126,798	59,876	43,024	233	103,133

Temporary exposure	(6,833)	(21,354)		(28,187)	(6,872)	(14,198)	(37)	(21,107)

Net take & hold banking products exposure (risk view)	66,299	32,188	124	98,611	53,004	28,826	196	82,026

1 IFRS adjustments include cash collateral posted by UBS against negative replacement values on traded products and valuation differences caused by different exposure treatment between internal risk measurements and IFRS.  2 Certain US mortgage financings conducted under reverse repo-like agreements.  3 Risk transfers include unfunded risk participations. Risk participations are shown as a reduction in exposure to the original borrower and corresponding increase in exposure to the participant bank.  4 Notional amount of credit protection bought on adjusted banking products exposure includes credit default swaps (CDSs) and the funded portion of structured credit protection purchased through the issuance of credit-linked notes (CLNs).

Investment Bank: distribution of net take and hold banking products exposure across counterparty rating and loss given default (LGD) buckets
		Loss given default (LGD) buckets				Weighted Average
CHF million	Exposure[1]	0–25%	26–50%	51–75%	76–100%	LGD (%)

0 and 1	4,812	15	4,688	48	61	49

2	21,063	1,118	18,220	1,519	206	48

3	20,465	811	17,327	1,561	766	49

4	13,927	2,009	9,547	1,992	379	44

5	6,108	1,920	2,821	1,299	68	39

6	1,744	85	1,403	225	31	48

7	15,645	14,438	972	210	25	7

8	5,484	3,161	1,790	273	260	25

9	3,410	1,395	1,468	456	91	31

10	2,637	1,069	1,430	138	0	31

11	2,599	1,121	1,178	284	16	30

12	593	411	121	52	9	24

Total non-impaired	98,487	27,553	60,965	8,057	1,912	38

Investment grade	66,375	5,873	52,603	6,419	1,480	46

Sub-investment grade	32,112	21,680	8,362	1,638	432	19

Impaired and defaulted[2]	124	12	111	1	0	38

Net take and hold exposure	98,611	27,565	61,076	8,058	1,912

1 Net take and hold banking products exposure (risk view).  2 Includes Other Real Estate Owned (OREOs) positions classified in the balance sheet under “Other assets” for an amount of CHF 91 million.

Risk management
Credit risk

Investment Bank: banking products exposure by counterparty rating

As a % of Investment Bank banking products exposure

25
20
15
10
5
0
0 and 1
2
3
4
5
6
7
8
9
10
11
12
13
14
Investment grade
Sub-investment grade
Impaired and defaulted
31.12.04 Gross¹
31.12.04 Net²
31.12.05 Gross¹
31.12.05 Net²
31.12.06 Gross¹
31.12.06 Net²

1 Adjusted banking products exposure. 2 Adjusted banking products exposure, net, after application of credit hedges.

Investment Bank: banking products exposure[1] by industry sector

As a % of Investment Bank banking products exposure[1]

40
30
20
10
0
Banks
Chemicals
Electricity, gas, water supply
Financial institutions
Manufacturing
Mining
Public authorities
Retail and wholesale
Transport, storage and communication
Other
31.12.04
31.12.05
31.12.06

Investment Bank: traded products exposure by counterparty rating

As a % of Investment Bank traded products exposure

40
30
20
10
0
0 and 1
2
3
4
5
6
7
8
9
10
11
12
13
14
Investment grade
Sub-investment grade
Impaired and defaulted
31.12.04
31.12.05
31.12.06

Risk management

On 31 December 2006 we had a total of CHF 33 billion in credit hedges in place against our banking products exposure.

To illustrate the effects of credit hedging and other risk mitigation, we show in the graph opposite the exposures by counterparty ratings before and after application of risk mitigation. Additionally, the matrix on page 69 shows the distribution of the Investment Bank’s take and hold banking products exposure after application of risk mitigants across rating classes and LGD buckets. LGDs in this portfolio are assigned based on benchmark LGDs, which are 40% for senior secured claims, 50% for senior unsecured claims and 70% for subordinated claims. There is thus a concentration in the 26–50% bucket. The significant sub-investment grade exposure in the 0–25% LGD bucket is mainly comprised of short-term loans to US mortgage originators, both prime and sub-prime, secured on their mortgage portfolios, pending securitization or sale. The low LGD assigned reflects our assessment of both the quality of the collateral held and the structure of the financing agreements. Note that exposure distribution across counterparty ratings shown elsewhere in this section refers only to gross exposure and probability of default, without reference to the likely severity of loss or loss mitigation from collateral or credit hedges.
Banking products exposure after application of credit hedges continues to be widely diversified across industry sectors. At 31 December 2006, the largest exposure (31%) was to financial institutions.

Traded products exposure

A significant proportion of the Investment Bank’s credit risk arises from its trading and risk management activities and from the provision of risk management solutions to clients, which includes the use of derivative products.
The graph opposite shows the Investment Bank’s traded products exposure by counterparty rating on 31 December 2006. Further details of derivative instruments are provided in note 23 to the financial statements and details of securities borrowing, securities lending, repurchase and reverse repurchase activities can be found in note 11 to the financial statements.

Settlement risk

Settlement risk arises in transactions involving exchange of value when we must honor our obligation to deliver without first being able to determine that we have received the counter-value. Market volumes have continued to rise year on year. We have expanded our own transaction volume without increasing settlement risk by the same proportion, through the use of multilateral and bilateral arrangements, and in fourth quarter 2006, settlement exposure was reduced to 22% of gross volumes.

The most significant portion of our settlement risk exposure arises from foreign exchange transactions. Our member-

ship in CLS (Continuous Linked Settlement), a foreign exchange clearing house which allows transactions to be settled on a delivery versus payment basis, has significantly reduced our foreign exchange-related settlement risk relative to the volume of our business. In 2006, the transaction volume settled through CLS continued to increase, although the proportion of our overall gross settlement volumes settled through CLS fell to 55% in fourth quarter 2006 from 59% in fourth quarter 2005. Of our CLS volume, 72% was with other CLS Settlement Members and the remainder with so-called Third Party Members, who settle their eligible trades via CLS Settlement Members. While the number of CLS Settlement Members is relatively stable, in 2006 the number of Third Party Members we deal with has again increased considerably.

Risk reduction by other means – primarily account-account settlement and payment netting – increased to 23% of gross volumes in fourth quarter 2006 from 17% a year earlier.
The avoidance of settlement risk through CLS and other means does not, of course, eliminate the credit risk on foreign exchange transactions resulting from changes in exchange rates prior to settlement. We measure and control this pre-settlement risk on forward foreign exchange transactions as part of the overall credit risk on OTC derivatives, as described under “Credit risk control”.

Country risk

We assign ratings to all countries to which we have exposure. Sovereign ratings express the probability of occurrence of a country risk event that would lead to impairment of our claims. The default probabilities and the mapping to the ratings of the major rating agencies are the same as for counterparty rating classes (as described under “Probability of default”). In the case of country rating, the three lowest classes (12 to 14) are designated “distressed”.

For all countries rated 3 and below, we set country risk ceilings approved by the Chairman’s Office or under delegated authority. The country risk ceiling applies to all exposures which we may have to a client, counterparty or issuer of securities in the country, and to financial investments in that country. Our country risk measures are comprehensive and cover both cross border transactions and investments, and local operations by our branches and by subsidiaries in countries where the risk is material. In determining the size of a country risk ceiling we also take into account goodwill resulting from acquisitions. Extension of credit, transactions in traded products and positions in securities may be denied on the basis of a country ceiling, even if exposure to the name is otherwise acceptable. Within this group of countries, those that have yet to reach a mature stage of economic, financial, institutional, political and social development or have significant potential for economic or political instability are defined as emerging market countries. The country data provided on the next page cover only country risk exposures to emerging market countries.

Risk management
Credit risk

     Counterparty defaults resulting from multiple insolvencies (“systemic risk”) or general prevention of payments by authorities (“transfer risk”) are the most significant effects of a country crisis, but in our internal measurement and control of country risk we also consider the probable financial impact of market disruptions arising prior to, during and following a country crisis. These might take the form of severe falls in the country’s markets and asset prices, longer-term devaluation of the currency, and potential immobilization of currency balances.

We measure the potential financial impact of severe emerging markets crises by stress testing. This entails identifying countries that may be subject to a potential crisis event, making conservative assumptions about potential recovery rates depending on the types of transaction involved and their economic importance to the affected countries, and thereby determining potential loss.

Country risk exposure

Our exposure to emerging market countries amounted to CHF 30.6 billion on 31 December 2006, compared with CHF 21.4 billion on 31 December 2005. Of this amount, CHF 19.9 billion or 65% is to investment grade countries. The growth of CHF 9.2 billion in total emerging markets exposure arose to a large extent in Latin America following the integration of Pactual on 1 December 2006.
The pie chart opposite shows our emerging market country exposures (excluding those which are of a temporary nature) on 31 December 2006, based on our main country rating categories. The table below analyzes emerging market country exposures by major geographical area and product type on 31 December 2006 compared with 31 December 2005 and 31 December 2004. Given the increasing importance of temporary exposures arising from loan underwriting in these markets, they are shown in the table on a separate line.

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
We have policies and processes to ensure that the carrying values of impaired claims are determined on a consistent and fair basis, especially for those impaired claims for which no market estimate or benchmark for the likely recovery value is available. The credit controls applied to valuation and workout are the same for both amortized cost and fair-valued credit products. Each case is assessed on its merits, and the workout strategy and estimation of cash flows considered recoverable are independently approved by the credit risk control organization.
We also assess portfolios of claims carried at amortized cost with similar credit risk characteristics for collective impairment. A portfolio is considered impaired on a collective basis if there is objective evidence to suggest that it contains impaired obligations but the individual impaired items cannot

Emerging markets exposure by major geographical area and product type
CHF million	Total			Banking products			Traded products			Tradable assets
As of	31.12.06	31.12.05	31.12.04	31.12.06	31.12.05	31.12.04	31.12.06	31.12.05	31.12.04	31.12.06	31.12.05	31.12.04

Emerging Europe	4,663	3,955	2,878	1,476	970	683	1,110	808	955	2,077	2,177	1,240

Emerging Asia	15,904	13,003	9,461	4,266	3,326	2,398	3,401	2,954	2,438	8,236	6,723	4,625

Latin America	7,282	2,000	1,646	1,024	305	193	2,267	378	319	3,991	1,317	1,134

Middle East / Africa	2,768	2,491	2,219	1,145	1,065	842	892	1,003	842	732	423	535

Total	30,617	21,449	16,204	7,911	5,666	4,116	7,670	5,143	4,554	15,036	10,640	7,534

Temporary exposures[1]	2,160	25

1 Temporary exposures are loan underwritings, which are held short-term, pending syndication, sale or hedging. They are not included in the regional subtotals or overall total.

Risk management

yet be identified. Note that such portfolios are not included in the totals of impaired loans in the tables on pages 68, 69 and 74 / 75 or in note 10c in the financial statements.

The assessment of collective impairment differs by sub-portfolio. In our retail businesses, where we routinely see delayed payments, we typically review individual positions for impairment only after they have been in arrears for a certain time. To cover the time lag between the occurrence of the impairment event and its identification, we establish collective loan loss allowances based on the expected loss measured for the portfolio over the average period between the trigger event and identification of the individual impairment. Collective loan loss allowances of this kind are not required for our corporate and investment banking businesses because counterparties and exposures are constantly monitored and impairment events are identified at an early stage.
Additionally, for all sub-portfolios we assess each quarter – or on an ad hoc basis if necessary – whether there has been any unforeseen development possibly resulting in impairments which we cannot immediately identify individually. Such events could be stress situations such as a natural disaster or a country crisis, or they could result from structural changes in, for example, the legal or regulatory environment. To determine whether an event-driven collective impairment exists, we regularly assess a set of global economic drivers and the most vulnerable countries and, on a case by case basis, review the impact of specific potential impairment events since the last assessment. Again, we use the expected loss parameters of the affected sub-portfolios as the starting point for determining the collective impairment, adjusting them as necessary to reflect the severity of the event in question.

Credit loss expense

Our financial statements are prepared in accordance with IFRS, under which credit loss expense charged to the financial statements in any period is the sum of net allowances and direct write-offs minus recoveries arising in that period, i.e. the credit losses actually incurred. By contrast, in our internal management reporting and in the management discussion and analysis section of our financial report, we measure credit loss expense based on the expected loss concept described under “Portfolio risk measures”. To hold the Business Groups accountable for credit losses actually incurred, we additionally charge or refund them with the difference between actual credit loss expense and expected loss, amortized over a three-year period. The difference between the amounts charged to the Business Groups (“adjusted expected credit loss”) and the credit loss expense recorded at Group level is reported in Corporate Center (see note 2 to the financial statements).

The table on page 74 / 75 shows both credit loss expense recorded under IFRS, and the adjusted expected credit loss charged to the Business Groups. The discussion which follows covers only the credit loss expense recorded under IFRS.

In 2006, we experienced a net credit loss recovery of CHF 156 million, compared to a net credit loss recovery of CHF 375 million in 2005. This result reflects the favorable credit market environment that has prevailed over a prolonged period. World economic growth continued to be robust, despite a moderate slowdown in the US. Credit spreads remained very tight in almost all major developed and emerging capital markets, as healthy expansion of cash flows allowed the corporate sector to reduce leverage and build liquidity. The ongoing positive macro-economic environment in key emerging markets allowed the release of CHF 48 million of collective loan loss provisions for country risk.
Net credit loss recovery at Global Wealth Management & Business Banking amounted to CHF 109 million in 2006 compared to net credit loss recovery of CHF 223 million in 2005. The benign credit environment in Switzerland, where the corporate bankruptcy rate continued to fall in 2006, coupled with the measures taken in recent years to improve the quality of our credit portfolio has again resulted in a low level of new defaults. The management of our impaired portfolio, which continues to shrink, has also contributed to this result.
The Investment Bank realized a net credit loss recovery of CHF 47 million in 2006, compared to a net credit loss recovery of CHF 152 million in 2005. This continued strong performance was the result of further recoveries of previously established allowances and provisions from the workout of the impaired portfolio, and no new defaults in 2006.

Impaired loans, allowances and provisions

As shown in the table on page 74 / 75, allowances and provisions for credit losses decreased by 25%, to CHF 1,332 million on 31 December 2006 from CHF 1,776 million on 31 December 2005. Note 10b to the financial statements provides further details of the changes in allowances and provisions for credit losses during the year. In accordance with IAS 39, we have assessed our portfolios of claims with similar credit risk characteristics for collective impairment. Allowances and provisions for collective impairment on 31 December 2006 amount to CHF 38 million.

Risk management
Credit risk

Impaired loans have decreased to CHF 2,628 million on 31 December 2006 from CHF 3,434 million on 31 December 2005.

The ratio of the impaired lending portfolio to the total lending portfolio (both measured gross) has improved continuously over recent years to 0.7% on 31 December 2006 from 1.1% on 31 December 2005 and 1.7% on 31 December 2004. This continuing positive trend is testament to our success in applying stringent risk management and control throughout the firm, resulting in relatively few new impairments, and to our efforts to conclude proceedings and reach settlement on existing impaired loans.
In general, Swiss practice is to write off loans only on final settlement of bankruptcy proceedings, sale of the underlying assets, or formal debt forgiveness. By contrast, US practice is generally to write off non-performing loans, in whole or in part, much sooner, thereby reducing the amount of such loans and corresponding allowances recorded. A con-

sequence of applying the Swiss approach is that, for UBS, recoveries of amounts written off in prior accounting periods tend to be small, and the level of outstanding impaired loans and non-performing loans as a percentage of gross loans tends to be higher than for our US peers.

The table above right shows the geographical breakdown and aging of our impaired assets portfolio on 31 December 2006. This portfolio includes not only impaired loans, but also impaired off-balance sheet claims and defaulted derivatives contracts, which are subject to the same workout and recovery processes. CHF 1.9 billion, or 66% of the gross portfolio of CHF 2.9 billion, relates to positions that defaulted more than three years ago, reflecting the benign environment across global credit markets in recent years. After deducting allocated specific allowances, provisions and valuation reserves of CHF 1.4 billion and the estimated liquidation proceeds of collateral (predominantly Swiss real estate) of CHF 1.1 billion, net impaired assets amounted to CHF 0.4 billion.

Credit loss (expense) / recovery versus adjusted expected credit loss charged to the Business Groups
	Wealth Management
CHF million	International & Switzerland			Wealth Management US
For the year ended	31.12.06	31.12.05	31.12.04	31.12.06	31.12.05	31.12.04

Total banking products exposure	74,152	64,057	47,684	17,997	17,370	14,891

Credit loss (expense) / recovery	1	(8)	(1)	(1)	0	3

– as a proportion of total banking products exposure (bps)	0	(1)	(0)	(1)	0	2

Adjusted expected credit loss charged to the Business Groups[2]	(29)	(13)	(8)	(0)	(2)	(5)

– as a proportion of total banking products exposure (bps)	(4)	(2)	(2)	(0)	(1)	(3)

1 Includes Global Asset Management and Corporate Center.  2 See note 2 to the financial statements of the 2006 Financial Report.

Allowances and provisions for credit losses
	Wealth Management
CHF million	International & Switzerland			Wealth Management US
As of	31.12.06	31.12.05	31.12.04	31.12.06	31.12.05	31.12.04

Due from banks	160	441	300	1,096	1,171	1,518

Loans	67,822	58,466	43,271	16,549	15,934	13,099

Total lending portfolio, gross[3]	67,982	58,907	43,571	17,645	17,105	14,617

Allowances for credit losses	(10)	(13)	(28)	(10)	(12)	(18)

Total lending portfolio, net	67,972	58,894	43,543	17,635	17,093	14,599

Impaired lending portfolio, gross	4	7	10	10	12	18

Estimated liquidation proceeds of collateral for impaired loans	0	0	(2)	0	0	0

Impaired lending portfolio, net of collateral	4	7	8	10	12	18

Allocated allowances for impaired lending portfolio	4	7	7	10	12	18

Other allowances and provisions	6	6	21	0	0	0

Total allowances and provisions for credit losses	10	13	28	10	12	18

of which country allowances and provisions	0	0	15	0	0	0

Ratios

Allowances and provisions as a % of total lending portfolio, gross	0.0	0.0	0.1	0.1	0.1	0.1

Impaired lending portfolio as a % of total lending portfolio, gross	0.0	0.0	0.0	0.1	0.1	0.1

Allocated allowances as a % of impaired lending portfolio, gross	100.0	100.0	70.0	100.0	100.0	100.0

Allocated allowances as a % of impaired lending portfolio, net of collateral	100.0	100.0	87.5	100.0	100.0	100.0

1 Figures reflect the prime brokerage re-classification as explained in note 1 to the financial statements.  2 Includes Global Asset Management and Corporate Center.  3 Excludes CHF 2 252 million and CHF 966 million loans designated at fair value for the years ended 31 December 2006 and 31 December 2005.  4 Excludes CHF 93 million, CHF 728 million and CHF 909 million gross loans from Industrial Holdings for the years ended 31 December 2006, 31 December 2005 and 31 December 2004.

Risk management

Impaired assets[1]
	Impaired since
CHF million	0–90 days	91–180 days	181 days–1 year	1 year–3 years	> 3 years	Total

Switzerland	85	96	112	452	1,806	2,551

Europe	13	2	6	90	48	159

North America	1	1	2	9	37	50

Latin America	1	0	1	14	29	45

Asia Pacific	0	1		23	18	42

Other			0	0	23	23

Total 31.12.2006	100	100	121	588	1,961	2,870

Allocated allowances, provisions and valuation reserves	(24)	(40)	(49)	(199)	(1,087)	(1,399)

Carrying value	76	60	72	389	874	1,471

Estimated liquidation proceeds of collateral	(61)	(47)	(62)	(224)	(665)	(1,059)

Net impaired assets	15	13	10	165	209	412

1 Impaired assets include loans, off-balance sheet claims and defaulted derivative contracts.

			Global Wealth Management
Business Banking Switzerland			& Business Banking			Investment Bank			Other[1]			UBS
31.12.06	31.12.05	31.12.04	31.12.06	31.12.05	31.12.04	31.12.06	31.12.05	31.12.04	31.12.06	31.12.05	31.12.04	31.12.06		31.12.05		31.12.04

152,073	149,315	145,992	244,222	230,742	208,567	234,473	172,613	132,640	610	598	5,695	479,305		403,953		346,902

109	231	92	109	223	94	47	152	147	0	0	0	156		375		241

7	15	6	4	10	5	2	9	11	0	0	0	3		9		7

185	122	(25)	156	107	(38)	61	36	(7)	0	0	0	217		143		(45)

12	8	(2)	6	5	(2)	3	2	(1)	0	0	0	5		4		(1)

			Global Wealth Management
Business Banking Switzerland			& Business Banking			Investment Bank[1]			Others[2]			UBS[1]
31.12.06	31.12.05	31.12.04	31.12.06	31.12.05	31.12.04	31.12.06	31.12.05	31.12.04	31.12.06	31.12.05	31.12.04	31.12.06		31.12.05		31.12.04

4,989	3,893	3,052	6,245	5,505	4,870	43,612	26,954	26,572	506	502	3,313	50,363		32,961		34,755

138,405	137,422	134,095	222,776	211,822	190,465	90,867	69,603	51,474	104	96	2,166	313,747		281,521		244,105

143,394	141,315	137,147	229,021	217,327	195,335	134,479	96,557	78,046	610	598	5,479	364,110	[4]	314,482	[4]	278,860 [4]

(1,139)	(1,500)	(2,135)	(1,159)	(1,525)	(2,181)	(97)	(131)	(308)	0	0	(62)	(1,256)		(1,656)		(2,551)

142,255	139,815	135,012	227,862	215,802	193,154	134,382	96,426	77,738	610	598	5,417	362,854	[4]	312,826	[4]	276,309 [4]

2,493	3,231	4,171	2,507	3,250	4,199	121	184	395	0	0	105	2,628		3,434		4,699

(1,034)	(1,335)	(1,678)	(1,034)	(1,335)	(1,680)	(25)	(31)	(33)	0	0	(45)	(1,059)		(1,366)		(1,758)

1,459	1,896	2,493	1,473	1,915	2,519	96	153	362	0	0	60	1,569		2,068		2,941

1,107	1,444	2,038	1,121	1,463	2,063	97	130	299	0	0	62	1,218		1,593		2,424

104	151	279	110	157	300	4	26	73	0	0	0	114		183		373

1,211	1,595	2,317	1,231	1,620	2,363	101	156	372	0	0	62	1,332		1,776		2,797

0	53	119	0	53	134	0	12	49	0	0	0	0		65		183

0.8	1.1	1.7	0.5	0.7	1.2	0.1	0.2	0.5	0.0	0.0	1.1	0.4		0.6		1.0

1.7	2.3	3.0	1.1	1.5	2.1	0.1	0.2	0.5	0.0	0.0	1.9	0.7		1.1		1.7

44.4	44.7	48.9	44.7	45.0	49.1	80.2	70.7	75.7	na	na	59.0	46.3		46.4		51.6

75.9	76.2	81.7	76.1	76.4	81.9	101.0	85.0	82.6	na	na	103.3	77.6		77.0		82.4

Risk management
Market risk

Market risk

Market risk is exposure to market variables, including general market risk factors such as interest rates, exchange rates, equity market indices and commodity prices, and factors specific to individual names affecting the values of securities and other obligations in tradable form, and derivatives referenced to those names.

We report our market risk in terms of Value at Risk (“VaR”) but we also apply a range of other measures and controls which are described in the sections below.

Sources of market risk

There are two broad categories of market variables – general market risk factors and idiosyncratic components. General market risk factors are variables which are driven by macroeconomic, geopolitical and other market-wide considerations, independent of any instrument or single name. They include changes in the level, slope or shape of yield curves (interest rates), widening or tightening of general spread levels, and directional movements in equity market indices, exchange rates, and energy, metal and commodity prices. Changes in associated volatilities, and correlations between risks factors – which may be unobservable or only indirectly observable – are also general market risks. Idiosyncratic components are those that cannot be explained by general market moves – broadly, changes in the prices of debt and equity instruments and derivatives linked to them, resulting from factors and events specific to individual names.

We take market risk primarily in our trading activities, but some of our non-trading businesses also create market risks.

Trading

Most of our trading activity is in the Investment Bank. It includes market-making, facilitation of client business and proprietary position taking in the cash and derivative markets for fixed income, equities, interest rate products, foreign exchange, energy, metals and commodities.
In our fixed income business we carry inventory in support of market-making and client facilitation. Although inventory levels vary and the portfolio is well diversified, the credit spread exposure (a component of interest rate risk) from these positions is generally the largest contributor to VaR.
Exposure to movements in the level and shape of yield curves arises in all our trading activities but predominantly in the Rates, FX and Cash and Collateral Trading businesses. Our exposure to directional interest rate movements varies depending on our view of the markets. It is often these vari-

ations that drive changes in the level of Investment Bank VaR, although the impact of any switch depends on the composition of the whole portfolio at the time.

Equity risk is the other major contributor to Investment Bank market risk. We generally have exposure to all major equity markets and an increasing number of newer markets, partly from index-based transactions but also from individual stocks, giving rise to idiosyncratic as well as general market risk. A significant component of equity VaR is event risk from proprietary positions, which we take, for example, to capture arbitrage opportunities or price movements resulting from mergers and acquisitions.
We are active in the currency, energy, metals and commodities markets, but while trading volumes are substantial, their contribution to overall market risk is generally relatively small.
Outside the Investment Bank, in Global Asset Management, investments in support of our alternative and quantitative investments platform in the start up phase of new funds contribute modestly to our reported market risk. Our Wealth Management operations carry only small positions, to support client activity.

Non-trading

Within the Investment Bank, material non-trading interest rate and all foreign exchange risks are captured, controlled and reported in the same risk management and control framework as trading risk.
In the other Business Groups, exposures to general market risk factors – primarily interest rates and exchange rates – also arise from non-trading activities, the largest items being the interest rate risks in Global Wealth Management & Business Banking. These, and most other material risks, are transferred to Treasury (part of the Corporate Center) or the Investment Bank, where they are managed as part of the overall portfolios of these units. Risks that are retained by the other Business Groups are not significant relative to UBS’s overall risk, but all market risks are subject to controls, and all foreign exchange positions are captured in VaR.
Treasury assumes market risk as a result of its balance sheet and capital management activities. It manages interest rate risk transferred from other Business Groups and from the funding of items such as property and investments. Treasury is also responsible for managing UBS’s consolidated equity in order to protect our capital ratios and generate a stable interest income stream.

>> These activities are described in more detail in the chapter “Treasury management”

Risk management

Investment positions

We hold equity investments for a variety of business purposes other than trading. Private equity investments were, in the past, the major component but exposure has been reduced in line with our strategy to de-emphasize this asset class. We have a significant investment in Bank of China, acquired as part of a major strategy initiative. We also took a non-strategic stake in Julius Baer when they acquired Private Banks & GAM from UBS at the end of 2005. Most seed money and co-investments in UBS funds are classified as investment positions and we have equity holdings, such as exchange and clearing house memberships and stakes in trading platforms, to support other business activities.
Many of these investments are unlisted and therefore illiquid. Others are intended to be – or required to be – held medium- to long-term and not all the associated risks can be hedged or closed out. The fair values of equity investments are often driven more by idiosyncratic factors than by movements in equity markets. For these reasons, equity investments are controlled outside the market risk framework. They are, however, subject to independent risk controls and both business management and risk control pre-approval is required for new investments. Where they are made as part of an ongoing business they are also subject to portfolio and concentration limits.

Risk control

In 2006, we appointed a Group Head of Market Risk, reporting to the Group Chief Risk Officer (CRO). There is a CRO in each Business Group and a designated CRO for Treasury. The Group Head of Market Risk, the CROs and their teams are responsible for the independent control of market risk. They ensure that all market risks are identified and captured in risk systems. They establish the necessary controls, including limits, and monitor positions and exposures. An important element of the Business Group CRO’s role is the assessment of market risk in new businesses and products and in structured transactions.

The Investment Bank CRO organization provides market risk measurement and reporting support to all Business Groups and, in close cooperation with the Group Head of Market Risk, is responsible for the development and ongoing enhancement of market risk measures, including the models used to measure VaR, stress loss and risk on single name exposures.
Market risk authority is vested in the Chairman’s Office and is further delegated to the GEB and ad personam to the Group CRO, the Group Head of Market Risk and the Business Group CROs and market risk officers. Authorities apply to measurement methodologies and portfolio limits and to individual positions and transactions where specific approval is required.

We apply market risk measures, limits and controls at the portfolio level, and we apply concentration limits and other controls, where necessary, to individual risk types, to particular books and to specific exposures. The portfolio risk measures are common to all Business Groups, but concentration limits and other controls are tailored to the nature of the activities and the risks they create. Such measures therefore differ significantly between, for example, the Investment Bank, where the risks are most varied and complex, and Treasury which carries market risk in a limited range of risk types and not generally in complex instruments.

Portfolio risk measures

The principal portfolio measures of market risk are VaR and stress loss. Certain risks may be controlled outside VaR in the start-up phase but the level of risk is deliberately kept small – this was, for example, the case for our commodities and base metals derivatives trading business until March 2006. There are very few market risk positions that are not included in VaR. They are not material to UBS and they are subject to other controls and reporting.

Value at Risk (VaR)

VaR is a statistically based estimate of the potential loss on the current portfolio from adverse movements in both general and idiosyncratic market risk factors. We use the same VaR model for internal risk control (including limits) and for determining market risk regulatory capital requirements.
VaR expresses the amount we might lose, but only to a certain level of confidence (99%) and there is therefore a specified statistical probability (1%) that actual loss could be greater than our VaR estimate.
Our VaR model measures risk over a certain time horizon. For internal risk measurement and control, and for determining regulatory capital, we use a 10-day horizon. We also measure and report VaR with a 1-day horizon for information and for backtesting, as explained below.
We assume that market moves occurring over these periods will follow a similar pattern to those that have occurred over 10-day and 1-day periods in the past. For general market risk, this look-back period is five years – a period which captures the cyclical nature of financial markets and is likely to include periods of both high and low volatility (see Sidebar – “VaRiations on a theme”). These historical changes are applied directly to our current positions, a method known as historical simulation.
We measure idiosyncratic risk arising not only from directly held debt and equity positions but also from derivatives (forwards, options, default swaps and other derivatives) on the same name. For equity instruments, the measure is based on the Capital Asset Pricing Model (“CAPM”) supplemented by a “deal break” methodology for equity arbitrage positions, where we are typically long in the stock of one

Risk management
Market risk

company and short in that of another. The deal break measure assesses the probability of collapse of a merger or takeover, and its impact on the two stock prices – a one-off jump move generating the same potential loss for both 10-day and 1-day VaR. For debt positions, our VaR model includes potential rating migration.

The Chairman’s Office annually approves a 10-day VaR limit for UBS as a whole and allocations to the Business Groups, the largest being to the Investment Bank. Within the Business Groups, limits are allocated to lower organizational levels as necessary.

Backtesting

The distribution of potential profits and losses from our VaR model provides an indication of potential trading revenue volatility, and a change in the general level of VaR would normally be expected to lead to a corresponding change in the volatility of daily trading revenues. The 10-day VaR measure assumes that positions are not changed over this time horizon, and the absolute level of 10-day VaR should not, therefore, be interpreted as the likely range of daily trading revenues. VaR based on a 1-day horizon provides a closer estimate of the range of daily mark to market profit and loss we are likely to incur on the current portfolio under normal market conditions, but it is based on past events and is dependent upon the quality of available market data.
The predictive power of the VaR model is therefore continuously monitored by backtesting the VaR results for trading books. In backtesting we compare the 1-day VaR calculated on positions at close of business each business day with the actual revenues arising on the same positions on the next business day. These revenues (“backtesting revenues”) exclude non-trading components such as commissions and fees, and estimated revenues from intraday trading. If the result is negative and exceeds the 1-day VaR, a “backtesting exception” is considered to have occurred. When VaR is measured at a 99% confidence level, a backtesting exception is expected, on average, one day in a hundred.
All backtesting exceptions and any exceptional revenues on the profit side of the VaR distribution are investigated, and all backtesting results are reported to senior business management, the Group CRO and Business Group CROs.
As required by regulations, backtesting exceptions are also notified to our internal and external auditors and relevant regulators.
Although we apply VaR measures to general market risks arising in non-trading books, we do not backtest the results because the basis of risk measurement is not consistent with the basis of revenue recognition.

Stress loss

Neither 1-day nor 10-day VaR, nor the worst case losses in the VaR distributions, reflects the worst loss that could occur as a result of extreme, unusual or unprecedented market conditions. Stress loss measures quantify our exposure to these more extreme market movements and are an essential complement to VaR. Our VaR measure is based on observed historical movements and correlations. Stress loss measures do not have to be (and should not be) constrained by historical events. Our approach is designed to ensure that a wide range of possible outcomes is explored, that we understand our vulnerabilities and that the governance and control framework is comprehensive, transparent and responsive to market conditions and developments in the world economy.

We run macro stress scenarios bringing together various combinations of potential market moves to reflect the most common types of stress event. These include an industrial country market crash with a range of yield curve and credit spread behavior, and emerging market crises, with and without currency pegs breaking. We also model a general recovery scenario. The standard scenarios are run daily, and it is against these that we track the development of our stress loss exposure and make comparisons from one period to the next. We also set limits on stress loss exposure measured against these scenarios for all Business Groups. The scenarios and their components are reviewed and re-approved by the Chairman’s Office at least annually.
The macro scenarios are supplemented, as and when necessary, by specific scenarios targeting current concerns, such as sharp movements in energy prices or the impact of increased geopolitical instability in specific regions, and position-centric scenarios that attempt to capture any particular vulnerabilities or aspects of our exposure that may not be fully covered by the standard scenarios. Such scenarios, by definition, must be constantly adapted to changing circumstances and portfolios.
We analyze the VaR results beyond the 99% confidence level (the “tails” of the distribution) to better understand the potential risks of the portfolio and to help identify risk concentrations. The results of this analysis are valuable in their own right but can also be used to formulate position-centric stress tests. Although the macro scenarios incorporate generic elements of past market crises, we may continue to use the more granular detail of specific historical events which have previously generated the VaR tails when they are no longer included in the VaR historical time series, to supplement the results and benchmark the severity of our macro scenarios, or to provide a basis for ad hoc and position-centric scenarios.
Most major financial institutions employ stress tests, but their approaches differ widely and there is no benchmark or industry standard in terms of scenarios or the way they are applied to an institution’s positions. Furthermore, the impact of a given stress scenario, even if measured in the same way across institutions, depends entirely on the make-up of each institution’s portfolio, and a scenario highly applicable to one institution may have no relevance to another. Comparison of

Risk management

stress results between institutions can therefore be highly misleading, and for this reason we do not publish quantitative stress results.

Concentration limits and other controls

The market risk VaR and stress loss limits are the principal portfolio controls on UBS’s exposure to day-to-day movements in market prices, but measures are also applied to control risk concentrations, taking into account variations in price volatility and market depth and liquidity. They include controls on exposure to general market risk factors and to single names.

In the Investment Bank, a comprehensive set of risk factor limits has been established. They are applied to individual general market risk factors or groups of highly correlated factors based on market moves broadly consistent with the basis of VaR, i.e. 10-day 99% confidence moves. Each limit applies to exposures arising from all instrument types in all trading businesses of the Investment Bank. Both the market moves and the limits are reviewed annually or as necessary to reflect market conditions.
The Investment Bank carries exposure to single names, and therefore to event – including default – risk. We measure this risk across all relevant instruments (debt and equity, in physical form and from forwards, options, default swaps and other derivatives) as the aggregate change in value resulting from an event affecting a single name or group. We also track the maximum amount we could lose if all underlying debt and equity of each name became worthless. Positions are controlled in the context of the liquidity of the market in which they are traded, and all material positions are kept under constant scrutiny in light of changing market conditions and specific, publicly available information on individual names.
Exposures arising from security underwriting commitments are subject to the same measures and controls as secondary market positions. The commitments themselves are also subject to targeted processes, which generally include review by a commitment committee with representation from both the business and the control functions. All commitments are approved under specific delegated authorities.
As explained in the Credit Risk section under Country risk, our country ceilings limit concentrated exposure to all but the best-rated countries and cover market as well as credit risks.
In addition to the standard portfolio and concentration limits, we have an array of limits developed for specific purposes where the standard limits may not provide comprehensive control. They address concerns about, for example, market liquidity, operational capacity, or exposure to complex products for which valuation parameters may not be observable with consequent difficulties in valuation and risk measurement.
We adopt prudent valuation standards, and apply valuation adjustments where appropriate, consistent with accounting requirements. Valuation adjustments are also made for positions which rely on complex models for valuation or on models incorporating unobservable parameters – for further details see our Financial Report 2006, Critical accounting policies and note 30, Fair value of financial instruments. All models used for valuation or which feed risk positions to risk control systems are subject to independent verification by specialist quantitative units within the CRO organization.

Other applications of market risk measures

Our portfolio and concentration risk measures are generally applied to trading activities and general market risks in non-trading activities to set and monitor utilization of limits, or to determine approval authorities.

We may also selectively apply these measurement tools to portfolios for which the primary controls are in other forms. VaR can, for example, provide additional insight into the sensitivity of investment positions to market risk factors, even though some of the assumptions of VaR – in particular the relatively short time horizon – may not be representative of their full risk. The results can be used by business management and risk controllers for information or to trigger action or review.
VaR is also the primary measure for determining our market risk regulatory capital requirement.

Regulatory capital treatment of market risk

Our VaR model is consistent with the regulatory measure of market risk capital and has been approved by the Swiss Federal Banking Commission (SFBC), our main regulator.

The majority of our trading activities fall under the definition of “trading book” for regulatory capital treatment. This means that both general and idiosyncratic market risks in these books are subject to a market risk capital requirement. It also means that the securities and other exposures to single names in tradable form are not generally subject to “banking book” capital requirements, which are typically higher. If a trading position in such an asset ceases to be eligible for trading book treatment (for example if it becomes illiquid), it must be underpinned by capital on a banking book basis, but it remains subject to the market risk control framework for internal control purposes.
In first quarter 2006, the SFBC approved the inclusion of our base metals and soft commodities derivatives trading business in VaR for regulatory capital purposes. It was included in both our external disclosure and our market risk regulatory capital from 15 March 2006, but its incremental impact was minimal.
All non-trading foreign exchange exposures (other than structural positions – see “Treasury Management” chapter)

Risk management
Market risk

are included in VaR for regulatory capital purposes. There are some non-material legacy commodities positions in the form of warrants for which the market risk capital requirement is calculated using the “standardized method” prescribed by regulation. Other non-trading general market risks (interest rate and equity) are not subject to a market risk capital charge but interest rate risk which is not included in VaR for regulatory capital purposes is reported to Swiss regulators.

Further explanation of regulatory capital treatment is provided in note 29 of our Financial Report 2006.

Market risk in 2006

The movements in the S&P 500 Composite and FTSE 100 and the historical volatility of these indices, which are shown in the charts below, reflect the variations in market conditions in general over the course of 2006.

The year started with active, buoyant markets and heavy trading volumes – equity indices rose, spreads tightened, new issuance was strong and there was considerable merger and acquisition activity. Inflation fears surfaced in May, and volatil-

ity increased, followed by a period of uncertainty and challenging market conditions. As market sentiment picked up in fourth quarter, equity markets resumed their upward trend, which continued to the end of the year when many reached all-time highs, and credit spreads tightened once more.

Value at Risk

In mid-2006 we reported that some of our strategic initiatives would naturally lead to an increase in our risk profile, especially in emerging markets where our exposure had been too low in recent years. The impact of these initiatives – combined with the excellent trading conditions in first and fourth quarters – can be seen in the Investment Bank’s market risk. For 2006 as a whole, average VaR (10-day, 99% confidence, 5 years of historical data), increased to CHF 420 million, up from CHF 346 million in 2005. Both interest rate and equities VaR were higher than in the preceding year. The integration of Pactual from 1 December 2006 contributed to this increase – without Pactual, 2006 year-end VaR for the investment Bank would have been CHF 445 million, rather than CHF 473 million.

Risk management

Interest rate risk was, as usual, the largest contributor to overall Investment Bank VaR averaging CHF 417 million, an increase from the 2005 average of CHF 364 million. Credit spread exposure remained the dominant element of interest rate VaR and the main driver of both the fluctuations over the period and the year-on-year increase, but changes in directional interest rate positions also contributed to the variations

Average equities VaR, at CHF 203 million, was higher than the 2005 average of CHF 173 million. Much of this increase was a response to good trading conditions, particularly in the first and fourth quarters.
Average Corporate Center VaR for 2006 was CHF 43 million, a decrease on the 2005 average of CHF 63 million, with reductions in both interest rate and foreign exchange risk. At year end, UBS VaR was lower than Investment Bank VaR as Corporate Center exposures provided some offset to Investment Bank positions. Market risk exposure in the other Business Groups have only a marginal impact on the total UBS VaR.

Changes in VaR limits in 2006

Following the annual limits review in early 2006, the Investment Bank VaR limit was increased and the Corporate Center limit decreased, within an unchanged limit for UBS. The VaR limits for UBS as a whole and for the Investment Bank were increased from 1 December reflecting the integration of Pactual and expected business growth in 2007. The Corporate Center limit was further reduced. The limits in force at year end are shown in the table.

Investment Bank: Value at Risk (10-day, 99% confidence, 5 years of historical data)
	Year ended 31.12.06						Year ended 31.12.05
CHF million	Min.		Max.		Average	31.12.06	Min.		Max.		Average	31.12.05

Risk type

Equities	144		360		203	232	120		266		173	235

Interest rates	237		607		417	405	223		514		364	269

Foreign exchange	16		65		31	40	11		63		30	23

Energy, metals and commodities[1]	26		102		49	44	6		88		38	46

Diversification effect		[2]		[2]	(280)	(248)		[2]		[2]	(259)	(218)

Total	331		559		420	473	245		512		346	355

1 Includes base metals and soft commodities risk from 15 March 2006.  2 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

UBS: Value at Risk (10-day, 99% confidence, 5 years of historical data)
	As of 31.12.06	Year ended 31.12.06						Year ended 31.12.05
CHF million	Limits	Min.		Max.		Average	31.12.06	Min.		Max.		Average	31.12.05

Business Groups

Investment Bank[1,2]	775	331		559		420	473	245		512		346	355

Global Asset Management[3]	30	4		16		9	10	3		13		10	8

Global Wealth Management & Business Banking	25	4		14		10	5	4		14		9	12

Corporate Center[4]	100	25		69		43	27	32		84		63	62

Diversification effect			[5]		[5]	(54)	(52)		[5]		[5]	(62)	(64)

Total	850	336		565		429	464	255		520		366	373

1 Includes risk managed by Dillon Read Captial Management.  2 Includes Pactual from 1 December 2006.  3 Only covers UBS positions in alternative & quantitative investments.  4 VaR for Corporate Center includes non-trading interest rate exposure in the Treasury book. The sale of Private Banks & GAM was completed on 2 December 2005 and their exposures are excluded from this date.  5 As the minimum and maximum occur on different days for different Business Groups, it is not meaningful to calculate a portfolio diversification effect.

UBS: Value at Risk (1-day, 99% confidence, 5 years of historical data)[1]
	Year ended 31.12.06				Year ended 31.12.05
CHF million	Min.	Max.	Average	31.12.06	Min.	Max.	Average	31.12.05

Investment Bank[2]	129	230	172	160	105	206	150	155

UBS	131	233	173	162	109	211	157	164

1 10-day and 1-day VaR results are separately calculated from underlying positions and historical market moves. They cannot be inferred from each other.  2 Positions in Investment Bank subject to market risk regulatory capital contributed average VaR of CHF 169 million in 2006 and CHF 147 million in 2005.

Risk management
Market risk

Backtesting

Despite the increased market volatility in May and June 2006, and the resulting fluctuations in backtesting revenues, we had no regulatory backtesting exceptions in 2006. The graph below shows 1-day VaR for Investment Bank portfolios subject to market risk regulatory capital and the corresponding backtesting profits and losses. In the accompanying histogram we show the backtesting revenues alongside the daily “full revenues” – all revenues from business areas which have trading activities.

Stress loss

Stress loss for the Investment Bank, defined as the worst-case outcome from our macro scenarios, was also higher in 2006 than in 2005. As with VaR, credit spread exposures remained the dominant contributor. Stress loss exposure increased towards the end of the year following the integration of Pactual.

Investment Bank: backtesting

CHF million — *2 January 2006–29 December 2006*

Source – revenues: management accounts
125
0
–125
–250
End of
March 06
June 06
September 06
December 06
Backtesting revenues[1]
VaR (1-day, 99% confidence, 5 years of historical data)[2]

1 Excludes non-trading revenues, such as commissions and fees, and revenues from intraday trading. 2 Only includes positions subject to market risk regulatory capital.

Investment Bank: revenue distribution 2006

Frequency in number of days

Source: management accounts
80
60
40
20
0
<(100)
(100)–(80)
(80)–(60)
(60)–(40)
(40)–(20)
(20)–0
0–20
20–40
40–60
60–80
80–100
100–120
120–140
140–160
160–180
>180
Revenues in CHF million
Backtesting revenues[1]
Full revenues[2]

1 Excludes non-trading revenues, such as commissions and fees, and revenues from intraday trading. 2 Includes all revenues from business areas which have trading activities.

Risk management

VaRiations on a theme

Financial institutions commonly use Value at Risk – VaR – to measure market risk as part of their internal risk control framework, to determine market risk regulatory capital requirements and for external disclosure of their market risk. But there is no industry-standard VaR – the term describes a family of measures and models with different statistical bases and parameters, and capturing different types of market risk events. Firms apply their VaR models to positions arising from different activities, and their external disclosures are not necessarily on the same basis as their internal risk controls or their regulatory capital calculations. All these factors affect the level of reported VaR and can make comparisons between firms difficult.
To aid comparison, the chart below shows the Investment Bank’s average VaR based on a variety of parameters. It clearly shows that the time horizon, the historical look-back period and the confidence interval have a significant impact on reported VaR.
UBS uses the same VaR model for internal risk control (including limits), for regulatory capital calculation, and for detailed external disclosure, using a 10-day horizon and five years of historical data, as explained under “Value at Risk”. 1-day VaR, separately generated by the same models from the same historical data, is used for backtesting and is also included in our external disclosures. Our 1-day VaR has always been lower than our 10-day VaR but not in a constant ratio – the relationship depends on both the composition of the portfolio and the pattern of the historical data (in particular trending markets or sharp reversals of earlier moves).

The length of the historical time series affects VaR results but not in a systematic way. A longer time series tends to produce a more stable VaR over time because it is less influenced by short-term trends. Because we use a five year look-back period, our VaR in the last two years has continued to reflect the extreme market moves of 2001 and 2002. It has thus been higher than it would have been using a one year time series.

The chosen confidence interval also affects the result – a higher confidence interval always produces a higher VaR but not according to a statistical formula.

Risk management
Operational risk

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external causes, whether deliberate, accidental or natural. It is inherent in all our activities, not only in the business we conduct but also from the fact that we are a business – because we are an employer, we own and occupy property, and we hold assets, including information, belonging to ourselves and to our clients. Our approach to operational risk is not designed to eliminate risk per se but, rather, to contain it within acceptable levels, as determined by senior management, and to ensure that we have sufficient information to make informed decisions about additional controls, adjustments to controls, or other risk responses. The Group CRO, and the Group Head of Operational Risk who reports to him, are responsible for the independence, objectivity and effectiveness of our operational risk framework.

Operational risk framework

Every function, whether a front-end business or a control or logistics unit, must manage the operational risks that arise from its own activities. Because these risks are all-pervasive, with a failure in one area potentially impacting many others, our framework is based on mutual oversight across all functions. Each Business Group has therefore established cross-functional bodies as an integral part of its governance structure, to actively manage operational risk.

To ensure the integrity of risk management decisions, each Business Group also has an Operational Risk Control unit, the head of which reports functionally to the Group Head of Operational Risk. The primary remit of these units is to confirm the effective implementation of the operational risk framework in the Business Group, to ensure transparent assessment and reporting of risks to senior management, and to coordinate with their counterparts in other Business Groups and with the Group Head of Operational Risk on cross-Business Group matters.
The foundation of the operational risk framework is the definition by all functions of their roles and responsibilities so that, collectively, they can ensure that there is adequate segregation of duties, complete coverage of risks and clear accountability. From this analysis, they develop control objectives and standards to protect our tangible and intangible assets and interests, based on the types of operational risk event that might arise, ranging from everyday reconciliation problems to potentially severe events such as fraud. We recognize that we cannot eliminate all risks, because errors and accidents will always happen, and that even where it is possible it is not always cost effective to do so. Our internal control framework differentiates potential events depending on their likely frequency and impact. Our mitigation and avoidance efforts are focused on areas where we believe we are most exposed to severe events – including both those that are reasonably foreseeable and those that, while not predictable, are thought to be reasonably possible. For lower impact risks we concentrate on management and monitoring.

The functions monitor compliance with their controls and assess their operating effectiveness in several ways, including self-certification by staff, and evaluation of responses by management. Additionally, they track a wide range of metrics to provide potential early warning of increased risk associated with non-attainment of control objectives. These include numbers and characteristics (severity, size, age etc.) of, for example, client complaints and claims, deal cancellations and corrections, unreconciled items on cash and customer accounts, and systems failures. We also assess the implications of internal and external audit findings and other relevant sources of information.
As major operational risk events occur, we assess their causes and the implications for our control framework, whether or not they lead to direct financial loss. This includes events affecting third parties that are relevant to our business if sufficient information is made public. It is important that we use all available information to test our control framework because, even if an internal event does not lead to a direct or indirect financial loss, it may indicate that our standards are not being complied with.
The totality of this information is reviewed by functional managers to assess their operational risk exposure and the actions needed to address specific issues. Regular reports are made both within the Business Groups and to the Group CRO to allow senior management to assess the overall operational risk profile.

Operational risk measurement

The specific risks that are identified by operational risk management and reported to senior management are evaluated in terms of their potential frequency of occurrence and the likely severity of the resulting impact. These assessments are validated by the Operational Risk Control units within the Business Groups.

We maintain a database of financial events (both profits and direct losses) that result from operational failures, and use this loss data, and scenarios that represent potential future losses, as inputs to a model that quantifies our operational risk exposure. The output from this model will ulti-

Risk management

mately form the basis of our operational risk regulatory capital requirement under Basel II, for which we intend to use an advanced measurement approach.

This quantification, while useful, does not necessarily tell the whole story. A single event can impact us financially in ways other than direct costs or losses such as fines, compensation to clients or asset writedowns – we may also suffer lost revenues from business disruption, and incur costs associated with remediation. The impact of an event may also be larger than its immediate monetary cost might suggest – a publicly disclosed regulatory fine can, for example, result in withdrawal of clients or loss of business. In summary, the level of risk at any time is not directly correlated to actual financial losses or their frequency of occurrence, which are, at best, only indicative.
As far as accounting for operational risks is concerned, many potential loss situations are identified before the probability, timing or amount of future expenditure are known with certainty. IFRS requires us to make a provision, based on the best estimate of a liability, when it is probable that a payment will be required, even if the amount to be paid has not yet been exactly determined. This requires the exercise of judgment. Once we are able to quantify any potential operational risk more accurately, the corresponding provision is revised up or down. The outstanding provision balances, which are included in Note 21 to our Financial Statements, are used as the best estimate of current loss for the purposes of operational risk quantification.

Operational risk developments

We use the operational risk framework as the basis for specialist internal control assessments in areas such as legal,

compliance, tax and human resources and to assist in meeting internal control-related regulatory requirements including Basel II and Sarbanes-Oxley Section 404 (SOX 404).

UBS was required to comply with SOX 404 for the first time at the end of 2006. The Group SOX Office (GSO), formed last year and reporting to the Group Chief Financial Officer, has coordinated a specialist assessment of the effectiveness of internal controls over financial reporting, starting with the Business Groups’ own assessments. GSO analyzed these results and made recommendations to the SOX 404 Assessment Committee and the Group Executive Board which in turn made a group-level assessment.

>> This assessment, together with the associated report of our external auditors, appears in our Financial Report 2006.

Following the precedent of the approach to SOX 404, we have continued to work during the past year to leverage the operational risk framework to assist with assessments of policy implementation, regulatory reporting, and legal entity governance. A key focus over the coming year will be alignment of the framework with a group-wide approach for business continuity and crisis management.

Finally, continued business expansion during 2006 has also led to efforts to extend the framework to new areas including the “India Service Center”, a dedicated internal shared service center for offshoring, Dillon Read Capital Management, the new alternative investment management business in Global Asset Management, and Pactual, one of Brazil’s top wealth managers, investment banks, and asset managers, which we acquired during 2006. We continue to ensure that our framework is sufficiently scalable and flexible to extend its scope to new activities and businesses as they are created or acquired.

Operational risk in practice

The total of operational risk financial losses in 2006 was broadly comparable with those in 2004 and 2005, but a significant portion of the total in 2006 was accounted for by one single event – the settlement of a longstanding litigation with Sumi-
tomo Corporation. The litigation, pending since 1999, related to copper-linked transactions undertaken with the Japanese trading company by the former Union Bank of Switzerland from 1995 to 1996. UBS settled the case without admis-
sion of wrongdoing but this case clearly illustrates the ”long-tail” that exists for certain operational risk events where the financial loss crystallizes many years after the activities that led to it.

85

Treasury management

Treasury, which is part of the Corporate Center, is responsible for the management of UBS’s financial resources.

Treasury Management
Introduction

Introduction

Our treasury department assumes market risk as a result of its balance sheet and capital management responsibilities. Treasury manages the interest rate risk arising from the funding of non-business items and the transfer of long-term interest rate risk from other Business Groups. It is also respon-

sible for the foreign exchange risk resulting from the multi-currency nature of our business.

Treasury manages UBS’s consolidated equity in order to protect our capital ratios and to generate a stable interest income stream.

Treasury: Value at Risk (10-day, 99% confidence, 5 years of historical data)[1]
	Year ended 31.12.06						Year ended 31.12.05
CHF million	Min.		Max.		Average	31.12.06	Min.		Max.		Average	31.12.05

Interest rates	19		72		36	19	31		84		65	62

Foreign exchange	4		51		30	20	3		67		26	30

Diversification effect		[2]		[2]	(23)	(12)		[2]		[2]	(26)	(30)

Total	25		69		43	27	33		86		65	62

1 For 2005, Treasury VaR differs from Corporate Center VaR, which also included Private Banks up to their sale on 5 December 2005. For 2006, Treasury is the only contributor to Corporate Center VaR.  2 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

Treasury management

Treasury Management
Interest rate and currency management

Interest rate and currency management

Interest rate and currency management

Management of non-trading interest rate risk

UBS’s largest non-trading interest rate exposures arise in our wealth management and Swiss-based banking business. These risks are transferred from the originating businesses into one of the two centralized interest rate risk management units – Treasury or the Investment Bank’s Cash and Collateral Trading unit (CCT). They manage the risks on an integrated basis to exploit the full netting potential across risks from different sources.

Risks from all fixed-maturity, short-term Swiss franc and all non-Swiss franc transactions are generally transferred to CCT where they are managed within the market risk framework described in the Risk Management chapter under “Market risk”.
Risks from Swiss franc transactions with fixed maturities greater than one year are transferred to Treasury by individual back-to-back transactions. Current and saving accounts and many other retail products of Global Wealth Management & Business Banking have no contractual maturity date or direct market-linked rate, and therefore their interest rate risk cannot be transferred by simple back-to-back transactions. Instead, they are transferred on a pooled basis via “replicating” portfolios. A replicating portfolio is a series of loans or deposits at market rates and fixed terms between the originating business unit and Treasury, structured to approximate – on average – the interest-rate cash flow and re-pricing behavior of the pooled client transactions. The portfolios are rebalanced monthly. Their structure and parameters are based on long-term market observations and client behavior, and are regularly reviewed and adjusted as necessary. The originating business units are thus immunized as far as possible against market interest rate movements, but retain and manage their product margin.
A significant amount of interest rate risk also arises from non-business related balance sheet items, such as the financing of bank property and equity investments in associated companies. These risks are generally transferred to Treasury through replicating portfolios which, in this case, are designed to approximate the funding profile mandated by senior management.
Treasury manages its residual open interest rate exposures – taking advantage of any offsets that arise between positions from different sources – within its approved market risk limits (VaR and stress loss limits). The preferred risk management instrument is interest rate swaps, for which there is a liquid and flexible market. All transactions are executed via the Investment Bank – Treasury does not directly access the external market. Retained interest rate risk is included in the VaR shown in the table “Treasury: Value at Risk”.

Market risk arising from management of
consolidated capital

We are required, by international banking regulation (BIS regulations), to hold a minimum level of capital against assets and other exposures (risk-weighted assets). The relationship between our capital and our risk-weighted assets – the BIS Tier 1 ratio – is monitored by regulators and analysts and is a key indicator of our financial strength.

UBS’s capital and many of its assets are denominated in Swiss francs, but the Group also holds risk-weighted assets in many other currencies, primarily US dollar, euro and UK sterling. Following the integration of Pactual in December 2006, we now also have material risk-weighted assets in Brazilian real. Any significant depreciation of the Swiss franc against these currencies would adversely impact the Group’s BIS Tier 1 ratio. Treasury’s mandate is therefore to protect this ratio against adverse currency movements and to generate a stable income flow from the capital. This mandate determines a currency, tenor and product mix – a target profile – against which Treasury manages the Group’s capital.
The capital of the parent bank and its subsidiaries is placed in the form of interest bearing cash deposits internally within the Group – primarily with the Investment Bank’s CCT unit. Where necessary Treasury also executes derivatives (mainly interest rate swaps) with the Investment Bank’s trading desks to achieve the target profile. CCT and the derivative trading units manage the resultant cash and market risk positions as part of their normal business under the framework and limits described in the Risk Management chapter under “Market risk” and, in the case of CCT, within the liquidity framework described below under “Liquidity and funding management”.
On an overall Group basis, Treasury’s target profile is based on a currency mix which broadly reflects the currency distribution of the consolidated risk-weighted assets, using products and tenors which generate the desired income stream. As the Swiss franc depreciates (or appreciates) against these currencies, the consolidated risk-weighted assets increase (or decrease) relative to our capital. These currency fluctuations also lead to translation gains (or losses) on consolidation, which are recorded through equity. Thus our consolidated equity rises or falls in line with the fluctuations in the risk-weighted assets, protecting the Group’s BIS Tier 1 ratio. The capital of the parent bank itself is held predominantly in Swiss francs in order to avoid any significant effects of currency fluctuations on its standalone financial results.
For the purposes of measuring and managing Treasury’s market risk position, the Group’s consolidated equity is rep-

Treasury Management
Interest rate and currency management

resented in the Treasury book by replicating portfolios (liabilities) with the target currency and interest rate profile. The interest rate positions created by Treasury’s deposits with CCT or other units, and the associated derivatives, generally offset the interest rate risk of the replicating portfolios but any mismatches between the two are managed, together with other non-trading interest rate risk positions within Treasury’s market risk limits (VaR and stress), and are reflected in the table ”Treasury: Value at Risk”.

The structural foreign currency exposures are closely controlled by senior management but are not subject to internal market risk limits and are not included in Treasury’s reported VaR.

Treasury interest rate risk development
In measuring Treasury’s interest rate risk – expressed as VaR and shown in the table “Treasury: Value at Risk” – both the representation of the consolidated equity (replicating portfolios) and the deployment of the equity described above are included in the calculations. At 31 December 2006, UBS consolidated equity was deployed as follows: in Swiss francs (including most of the capital of the parent bank) with an average duration of approximately 3 years and an interest rate sensitivity of CHF 7.4 million per basis point; in US dollar with an average duration of approximately 4 years and sensitivity of CHF 8.4 million per basis point; in euro with an average duration of approximately 3 years and a sensitivity

IAS39 Hedge Accounting

The bulk of the interest rate exposure managed by Treasury stems from retail lending and deposit transactions.
Given the nature of the Swiss retail business, the overwhelming part of the lending business has a long-term and fixed-rate contractual maturity while the liability business is rather of a short-term nature. Consequently, Treasury regularly enters into derivative transactions to actively manage the resultant interest rate risk. Most of these derivatives receive hedge accounting treatment according to IAS39 under the “Cash Flow Hedge” model, which means that income recognition on the swaps is symmetrical with income recognition on the underlying assets and liabilities. In order to qualify as an “effective” hedge, a derivative, such as a swap, has to meet certain criteria, one being that UBS must be able to demonstrate that it is hedging future expected cash flows, and another that the hedging derivative is denominated in the same currency as the hedged item. The second criterion may conflict with a globally diversified funding approach, which is, by nature, based on a variety of currencies. UBS optimizes its funding needs by raising cash through the most efficient products and currencies. This may lead to an external funding transaction in a foreign currency, followed by an FX-swap transaction to convert the foreign-currency borrowings into Swiss franc liabilities, which are then used to fund a Swiss franc asset.
The following diagram illustrates this multi-stage process.
Although in this example we achieve an economic hedge of all relevant market risks in the most efficient way, we may not necessarily be permitted to apply full hedge accounting under the Cash Flow Hedge model. As a consequence, the fair value gains or losses on the derivative transactions

(block 3 in the diagram) are recognized in profit and loss. These gains and losses are reported in Corporate Center and lead to volatility in reported quarterly earnings.
At Group level, changes in long-term Swiss franc interest rates led to immaterial income volatility during 2006 on derivative transactions for which hedge accounting was not applied. While interest rates moving higher had a positive impact on most of the Corporate Center’s quarterly results, the sharp decline of interest rates during the third quarter resulted in a negative impact.

Treasury management

CHF 0.7 million per basis point; and in UK sterling with a duration of approximately 3 years and a sensitivity CHF 0.5 million per basis point. The interest rate sensitivity of these positions is directly related to the chosen duration – targeting significantly shorter maturities would reduce the apparent interest rate sensitivity but would lead to greater fluctuation in interest income.

Corporate currency management

Our corporate currency management activities are designed to limit and control the impact of adverse currency fluctuations on our reported financial results and on our ability to continue operations, given regulatory constraints. We specifically focus on three principal areas of currency risk management: match funding / investment of non-Swiss franc assets / liabilities; sell-down of non-Swiss franc profit and loss; and selective hedging of anticipated non-Swiss franc profit and loss.

Match funding and investment of non-Swiss franc
assets and liabilities

As far as it is practical and efficient to do so, we follow the principle of matching the currency of our assets with the currency of the liabilities which fund them – thus a US dollar asset is typically funded in US dollars, a euro liability is offset by an asset in euros, etc. This avoids profits and losses arising from retranslation at the prevailing exchange rates to the Swiss franc at each quarter end.

Sell-down of reported profits and losses
For accounting purposes, reported profits and losses are translated each month from the original transaction currencies into Swiss francs at the exchange rate prevailing at the end of the month. Treasury centralizes profits (or losses) in foreign currencies that arise in the parent bank, and sells (or buys) them for Swiss francs in order to eliminate earnings volatility which would arise from retranslation at different exchange rates of previously reported non-Swiss franc profits and losses. Other UBS operating entities follow a similar monthly sell-down process into their own reporting currencies. Profits retained in operating entities with a reporting currency other than Swiss franc are managed as part of our consolidated equity, as described earlier in this section.

Hedging of anticipated future reported profits
The monthly sell-down process cannot protect UBS’s earnings from swings caused by a sustained depreciation against the Swiss franc of one of the main currencies in which we earn net revenues or by an appreciation of one in which we incur significant net costs.

Our corporate currency management seeks to mitigate the potential adverse impact of any such development by executing a dynamic and cost-efficient hedge strategy on a portion of our anticipated future profits without losing the upside potential from a weakening Swiss franc.
The hedging program is developed and executed in the context of the risk tolerance defined by the Group Executive Board (GEB) and our view of likely currency movements, and is overseen and approved by the Group Chief Financial Officer. Although intended to hedge future earnings, these transactions are considered open currency positions. They are therefore subject to internal market risk VaR and stress loss limits and are included in the VaR shown in the table “Treasury: Value at Risk”.
In our public segmental reporting, the profits and losses arising from the hedge strategy are shown as Corporate Center items, while the Business Group results are fully exposed to exchange rate fluctuations. For 2006, the net currency impact on UBS’s Swiss franc financial net profit was slightly negative, but well within our agreed tolerances.

Treasury Management
Liquidity and funding management

Liquidity and funding management

Liquidity and funding management are critical to a financial institution. Liquidity must be continuously managed to ensure that the firm can survive a crisis, whether it is a general market event, a local disruption affecting a smaller number of institutions, or a problem unique to an individual firm. An institution that is unable to meet its liabilities when they are due may collapse, even though it is not insolvent, because it is unable to borrow on an unsecured basis, or does not have sufficient assets of adequate quality to borrow against or liquid assets to sell to raise immediate cash without severely damaging its net asset value. At UBS, we manage our liquidity position in order to be able to ride out a crisis without damaging the ongoing viability of our business. This is complemented by our funding risk management which aims to achieve the optimal liability structure to finance our businesses cost-efficiently and reliably. The long-term stability and security of our funding in turn helps protect our liquidity position in the event of a UBS-specific crisis.

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
The liquidity and funding process is undertaken jointly by our Treasury department, which is part of Corporate Center, and the Investment Bank’s Cash and Collateral Trading unit (CCT). Treasury establishes a comprehensive control framework, while CCT undertakes operational cash and collateral management transactions within the established parameters. This centralized structure permits tight control of both our global cash position and our stock of highly liquid securities.
Our central treasury process ensures that our general access to wholesale cash markets is concentrated in CCT. As a rule, all funds raised externally are placed with CCT including the proceeds of debt securities issued by UBS, an activity for which Treasury is responsible. CCT in turn meets all internal demands for funding by channelling funds from units generating surplus cash to those requiring finance. In this way, we minimize our external borrowing and use of available credit lines, and present a consistent and co-ordinated face to the market.

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

The liquidity position is assessed and managed under a variety of potential scenarios encompassing both normal and stressed market conditions. We consider not only general market crises but also the possibility that our access to markets could be impacted by a stress event affecting some part of our business or, in the extreme case, if we were to suffer a severe rating downgrade.

Liquidity position

The daily liquidity position – the net cumulative funding requirement for a specific day – is projected under conservative assumptions for each business day from the current day out to one month. This provides us with a cumulative “cash ladder”.
The starting point for these analyses is a breakdown of the contractual maturity of our assets and liabilities, showing the contractual profile of UBS’s overall cash flow under a “business as usual” scenario. This is displayed – for 31 December 2006 – in note 29 to the financial statements. Since a liquidity crisis could have a myriad of causes, we then focus on a worst-case scenario that encompasses all potential stress effects across all markets, currencies and products.
We assess the likelihood of maturing assets and liabilities being rolled over in a UBS-specific crisis, and gauge the extent to which the potential crisis-induced shortfall could be covered by available funding. This would be raised on a secured basis against collateral, which includes securities eligible to be pledged at the major central banks, or by selling liquid inventory. In both cases we apply crisis-level discounts to the value of the assets. We assume that we would be unable to renew any of our unsecured debt, including all our maturing money market papers (outstanding volume CHF 119.6 billion on 31 December 2006) and that no contingency funding could be raised on an unsecured basis. We also factor in potential liquidity outflows from contingent liabilities, in particular those due to the drawdown of committed credit lines. Exposures to other contingent commitments, such as guarantees and letters of credit, are included in this analysis, although they are not as vulnerable since they are generally not unconditional but, rather, are linked to other, independent conditions being fulfilled.

This scenario also assumes that the crisis would engulf UBS’s source of retail deposits, leading to heavy withdrawals from current accounts, savings accounts and deposits. Furthermore, access to the client collateral pool is assumed to be restricted as a result of securities lending agreements being cancelled during such a crisis.
We regularly monitor unutilized committed credit facilities and latent liquidity risks that could materialize if we were to suffer a downgrade. “Rating trigger” clauses, especially in derivatives master agreements, can result in an immediate cash outflow due to the unwinding of derivative positions, or the need to deliver additional collateral. Our contingent exposure arising directly from these rating triggers is judged not to be material compared to our liquidity-generation capacity, even in a crisis situation. We also analyze the potential impact on our net liquidity position of adverse movements in the replacement values of our OTC derivative transactions which are subject to bilateral collateral arrangements. Given the diversity of our derivatives business and our counterparties, there is not necessarily a direct correlation between the factors influencing net replacement values with each counterparty and a firm-specific crisis scenario. It is, nonetheless, conceivable that market volatility could substantially increase under such circumstances and exacerbate our situation.

Liquidity limits and controls

While UBS’s estimated capacity to generate liquidity when required will naturally vary, we generally apply a constant limit structure, which imposes a ceiling on the projected net funding requirement along the cash ladder. We base our limits on the amount of cash we believe we could raise in a worst case scenario – a firm-specific crisis. The limits vary by timezone since access to liquidity will depend on the time of day – at the beginning of the global trading day, during Asia-Pacific trading hours, the limits are less severe since more time is available to mobilize funding sources or, if necessary, initiate asset sales to generate additional liquidity. As the day proceeds and currency zones begin to close, the limits become tighter, with the strictest limits applied later in the day when only the US markets are available. CCT’s day-to-day liquidity management is based on global books that are passed from time-zone to time-zone, ensuring 24-hour coverage. Compliance with the risk limits and actual exposures are regularly reported to the GEB.
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

In this context, UBS’s strong domestic retail business is a very valuable, cost-efficient and reliable source of funding. Furthermore, through the establishment of funding programs in Europe, the US and Asia to facilitate the issuance of short-, medium- and long-term securities, we can provide specialized investments to our customers while efficiently raising funds globally from both institutional and private investors, minimizing our dependence on any particular source.
We plan our medium- and long-term funding activities by assessing the overall funding profile of the balance sheet, taking due account of the effective maturity of our asset base and the amount of maturing debt that will have to be replaced. We also factor in our ability to continue to fund our ongoing business activities through periods of difficult market conditions.
To ensure that we preserve a well-balanced and diversified liability structure, Treasury routinely monitors UBS’s

Treasury Management
Liquidity and funding management

funding status and reports its findings on a quarterly basis to the GEB. We employ two main analysis tools – “cash capital” and “secured funding capacity”. We complement these analyses with regular assessments of any concentration risks in our main funding portfolios.

Cash capital is the excess of our long-term funding over the total of illiquid assets. “Long-term” and “illiquid” both refer to a time horizon of one year.
The secured funding capacity concept ensures that short-term unsecured (wholesale) funding is invested in freely marketable (“unencumbered”) assets. As a precautionary measure, we maintain a minimum stock of unencumbered assets and cash that exceed our outstanding short-term unsecured wholesale borrowings. The discounts we apply in assessing the surplus are more severe than those applied in the cash capital analysis since the concept of secured funding capacity is relevant primarily in a stressed scenario, as it assumes we would have no access to wholesale unsecured funding markets for an entire year.
We make frequent use of asset-securitization structures, in particular in connection with the sale of corporate loans and retail mortgages. The primary motivation for such structures is credit risk management, not funding. They do not constitute a material portion of UBS’s funding activities and our funding status would not be significantly affected if capital markets were to become inaccessible for such securitization transactions. UBS has no long-term commitments to continue to purchase the types of assets being securitized.

The charts above show a breakdown by product type and by currency of our secured and unsecured funding on 31 December 2006. UBS has a strong secured funding base that reduces our exposure to periods of stressed market conditions when the ability to raise unsecured funding could be temporarily restricted. Of our total funding, 35% was raised on a secured basis and 65% unsecured. The unsecured funding base is well diversified, with 16% of total funding stemming from savings and demand deposits, 13% from long-term debt, 13% from time deposits, 12% from short-term interbank borrowing, 7% from money market papers and 4% from fiduciary deposits. Around half of our funding is originated in US dollars, with substantial portions in Swiss francs and euros, roughly mirroring the currency breakdown of our assets. Around 16% of our funding was denominated in other currencies (primarily UK sterling and Japanese yen). UBS does not rely on buying committed credit facilities from third-party banks, but instead we base our contingent funding sources on our ability to raise secured funding through the use of high-quality collateral.

Capital Management & UBS Shares

We strive to create value for shareholders while protecting our strong capitalization and credit ratings.

Capital Management & UBS Shares
Capital Management

Capital management

The approach we take to capital management is one of our hallmarks. We endeavor to maintain strong debt ratings and sound capital ratios (see capital strength box below), to reinforce our position as one of the best-capitalized financial services firms in the world. Being strongly capitalized allows us to invest in the growth of our businesses – whether organically or by acquisition. If we do not see opportunities to invest in growth, we return capital to our shareholders.

In managing our capital, we look at both required capital (the minimum amount of capital required to underpin our risks according to regulatory requirements) and our available eligible capital (our capital measured according to the regulators’ criteria) and forecast their future development. Dividend payments and share buyback programs are the main tools by which we manage our capital base. That, along with the capital securities we issue, gives us the means to manage our capital ratios, helping us protect our strong capitalization and credit ratings while ensuring we continue to create sustainable value for shareholders.

Capital requirement

The capital we are required, by banking regulation, to hold is determined by our risk-weighted assets – our balance sheet, off-balance sheet and market risk positions, measured and risk-weighted according to criteria defined by our lead regulator, the Swiss Federal Banking Commission (SFBC). For instance, credit exposures to third parties are measured according to the type of instrument (and collateral, if any) and risk-weighted according to the type of counterparty. Market risk positions are generally measured using a Value at Risk (VaR) model. For more detail on these calculations please refer to note 29 to the financial statements. Most of our capital requirement arises from balance sheet assets. Off-balance sheet positions contributed 14% and market risk positions 6% of total risk-weighted assets and, correspondingly, of our total capital requirement on 31 December 2006.

The capital available to support these risks – eligible capital – consists of two elements – Tier 1 capital which is pri-

Capital strength

Our financial stability stems from the fact that we are one of the best-capitalized banks in the world. We believe that this is a key part of our value proposition for both our clients and our investors.
In March 2006, Moody’s affirmed UBS’s Aa2 long-term, Prime-1 short-term, and B+ bank financial strength ratings and commented that “The ratings of UBS AG reflect the bank’s leadership positions in the majority of its core businesses, its ability to deliver predictable and rising profits, its better cost control, its very low risk profile and strong economic and regulatory capital positions.”

Long-term ratings
As of
	31.12.06	31.12.05	31.12.04

Fitch, London	AA+	AA+	AA+

Moody’s, New York	Aa2	Aa2	Aa2

Standard & Poor’s, New York	AA+	AA+	AA+

In June 2006, the rating agency Standard & Poor’s affirmed UBS’s AA+ long-term, and A-1+ short-term ratings and commented: “The ratings on Swiss-incorporated UBS AG reflect its strong and diverse franchise, which supports good profitability, solid capitalization and sound liquidity. UBS holds leading positions in its chosen markets. It is the world’s largest wealth manager, a major global asset manager and investment bank, and the largest commercial bank in Switzerland. The key strengths of this business profile are the strong cash flow, high returns, and low capital requirements of its asset-gathering businesses.” In October 2006, Fitch Ratings affirmed UBS’s AA+ / F1+ / A/B ratings and commented: “UBS’s ratings reflect its excellent private banking / wealth management franchise, diversified revenues, consistently good profitability, a cautious approach to risk, and strong capitalization. Funding and liquidity remain particular strengths, and UBS remains one of the better capitalized global banks.”
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

Capital management & UBS shares

marily shareholders’ equity with certain adjustments defined by regulation, and Tier 2 capital which consists of long-term subordinated debt. Tier 1 capital is required to be at least 4% and total capital (Tier 1 plus Tier 2) at least 8% of risk-weighted assets.

Our published risk-weighted assets and capital ratios are determined according to the Basel Capital Accord (BIS guidelines). The calculation of UBS’s capital requirement under the regulations of the SFBC differs in certain respects from the calculation under BIS guidelines. The most important differences are:
–	where BIS guidelines apply a maximum risk weight of 100%, the SFBC applies risk weights above 100% to certain asset classes (for example real estate, fixed assets, intangibles, and non-trading equity positions)
–	where the BIS guidelines apply a 20% risk weight to obligations of OECD banks, the SFBC applies risk weights of 25% to 75%, depending on maturity.
As a result of the differences in regulatory rules, UBS’s risk-weighted assets are higher, and our capital ratios (total and Tier 1), are lower, when calculated under SFBC regulations than under BIS guidelines. UBS has always had total capital and Tier 1 capital well in excess of the minimum requirements of both the BIS and the SFBC.

Capital ratios

On 31 December 2006, risk-weighted assets were CHF 341.9 billion, up 10% from CHF 310.4 billion a year earlier. Roughly 75% of the increase was driven by our Investment Bank activities (including acquisitions in 2006) and the remainder was contributed by our lending business in Global Wealth Management & Business Banking. On 31 December 2006, BIS Tier 1 capital was CHF 40.5 billion, up from CHF 39.8 billion a year earlier, reflecting a strong operational profit in 2006, partially offset by various acquisitions in 2006, negative currency fluctuations and higher dividend accruals. The combination of the 10% risk-weighted assets increase and the 2% growth in BIS Tier 1 capital resulted in a decrease of our BIS Tier 1 ratio by 0.9 percentage point to 11.9% at the end of 2006 from 12.8% on 31 December 2005. Our total BIS ratio at 31 December 2006 was 14.7%, up from 14.1% a year earlier, due to the issuance of additional lower Tier 2 capital (subordinated debt) in 2006.

For details of UBS’s issuance of capital securities during 2006, including preferred shares and subordinated debt, please see the Capital Structure section of the Corporate Governance chapter.

Introduction of Basel II

Upon implementation of Basel II on 1 January 2008, we expect the overall impact on our BIS Tier 1 ratio to be slightly negative, depending on the further development of our business mix, in particular the profile of our loan book. This expectation is based on a direct comparison between our capital requirements under current regulations at 31 December 2006, and the corresponding requirements for the same date but using the Basel II rules, generated using the IT systems and processes we plan to use when Basel II comes into effect.

Capital adequacy
	As of
CHF million, except where indicated	31.12.06	31.12.05	31.12.04

BIS Tier 1 capital	40,528	39,834	31,320

of which hybrid Tier 1 capital[1]	5,633	4,975	2,963

BIS total capital	50,364	43,808	36,135

BIS Tier 1 capital ratio (%)	11.9	12.8	11.8

BIS total capital ratio (%)	14.7	14.1	13.6

Balance sheet assets	273,588	252,364	218,476

Off balance sheet and other positions	48,444	37,010	28,205

Market risk positions[2]	19,860	21,035	18,151

Total BIS risk-weighted assets	341,892	310,409	264,832

1 Preferred securities.  2 BIS risk-weighted asset equivalent of market risk capital requirement.

Capital Management & UBS Shares
Treasury shares

Treasury shares

Under IFRS accounting rules, UBS’s holdings of its own shares for trading or non-trading purposes are recorded as treasury shares and deducted from shareholders’ equity. Our holding of treasury shares decreased to 164,475,699 or 7.8% of shares issued on 31 December 2006, from 208,519,748 or 9.6% on the same date a year ago. Of the treasury shares held, 22,600,000 are earmarked for cancellation whereas the other 141,875,699 cover employee share and option programs and, to a limited extent, market-making activities at the Investment Bank.

Share buyback programs

Our strong cash flow generation combined with our sound capitalization and careful management of our balance sheet allows us to invest in the growth of our businesses by growing organically or making acquisitions. In the absence of such opportunities, we return excess capital to shareholders through share buybacks or dividends. In recent years we have been able to buy back shares on a regular basis, reducing the number of issued UBS shares and thereby enhancing earnings per share. Under Swiss regulations, a company wishing to cancel shares must purchase them on the stock exchange under a special security code that clearly identifies to the market the time and quantity of shares repurchased for that specific purpose (the so-called second trading line). For each buyback program to date, UBS has announced a maximum Swiss franc amount to be used for share purchases. The level of actual repurchases is determined by our capital management plan, which is adjusted throughout the year to reflect changes in business plans or acquisition opportunities. UBS publishes the number of shares repurchased and the average price paid on a weekly basis on the internet at www.ubs.com/investors.

Treasury shares earmarked for cancellation (share
buyback program 2006/2007)

At the Annual General Meeting (AGM) on 19 April 2006, shareholders gave the Board of Directors a mandate to set up a repurchase program in 2006 / 2007 for a maximum amount of CHF 5 billion. At the AGM on 18 April 2007, shareholders will be asked to approve the cancellation of 33,020,000 shares representing a total value of CHF 2.4 billion under the program that ended on 7 March 2007. The shares will be cancelled in summer 2007.

The table below shows the impact on basic earnings per share of the purchase of treasury shares through the second line buyback program.

Treasury share holdings for employee participation
plans

UBS shares are also purchased and held to satisfy share delivery obligations under UBS’s share and option-based par-

Effect of second trading line program on basic earnings per share (EPS)
	For the year ended
	31.12.06	31.12.05	31.12.04

Weighted average shares for basic EPS after treasury shares	1,976,405,800	2,013,987,754	2,059,836,926

Weighted average second trading line treasury shares[1]	598,982,426	544,339,510	473,940,830

Basic EPS (CHF)	6.20	6.97	3.89

Cumulative impact of treasury shares on basic EPS (CHF)[1]	1.44	1.49	0.73

Cumulative impact of treasury shares on basic EPS (%)[1]	23.2	21.4	18.8

1 From first share buyback program in 2000.

Capital management & UBS shares

ticipation plans that align the long-term interests of executives, managers, staff and shareholders. For share-based participation plans, UBS shares are purchased in the market and set aside for future distribution to employees once the holding period criteria have been met.

Share delivery obligations under its option-based participation plans are satisfied either by purchasing UBS shares in the market on grant date or shortly thereafter or through the issuance of new shares from conditional capital. At exercise, shares held in treasury or newly issued shares are delivered to the employee against receipt of the strike price. In 2006, a total of 47.2 million employee options were exercised and an additional 45.5 million new options were granted. As of 31 December 2006, UBS was holding approximately 115 million shares in treasury and an additional 150 million unissued shares in conditional share capital that can be used for future employee option exercises. The shares available cover all exercisable employee options.

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

Treasury shares – statutory limit

Under the Swiss Stock Exchange Act, treasury shares held by the company must be reported once they rise above a certain threshold. UBS’s holding in its own shares remained between 5% and 10% throughout 2006.

Treasury share activities
					Treasury shares for employee share
	Share buyback program				and option plans and acquisitions[1]		Total number of shares
	Number	Average	Remaining volume of share		Number	Average	Number	Average
Month of purchase	of shares	price in CHF	buyback program in CHF million		of shares	price in CHF	of shares	price in CHF

January, 2006	6,130,000	66.65	2005/2006 program	994	84,790	66.69	6,214,790	66.65

February, 2006	300,000	69.14	2005/2006 program	974	97,578	69.70	397,578	69.28

March, 2006			2006/2007 program	5,000	16,768,792	70.47	16,768,792	70.47

April, 2006			2006/2007 program	5,000	816,604	70.78	816,604	70.78

May, 2006	3,520,000	71.00	2006/2007 program	4,750	9,214,808	69.80	12,734,808	70.13

June, 2006	800,000	64.06	2006/2007 program	4,699	12,128,854	66.29	12,928,854	66.15

July, 2006	1,400,000	63.05	2006/2007 program	4,611	88,000	65.10	1,488,000	63.18

August, 2006	1,800,000	67.63	2006/2007 program	4,489	608,403	69.31	2,408,403	68.05

September, 2006	3,745,000	71.31	2006/2007 program	4,222	2,179,473	71.02	5,924,473	71.20

October, 2006	685,000	73.79	2006/2007 program	4,171	40,591	78.38	725,591	74.05

November, 2006	6,050,000	74.85	2006/2007 program	3,718	18,269,837	75.41	24,319,837	75.27

December, 2006	4,600,000	72.45	2006/2007 program	3,385	11,155,302	73.01	15,755,302	72.85

1 This table excludes market-making and related hedging purchases by UBS. The table also excludes UBS shares purchased by investment funds managed by UBS for clients in accordance with specified investment strategies that are established by each fund manager acting independently of UBS; and also excludes UBS shares purchased by pension and retirement benefit plans for UBS employees, which are managed by a board of UBS management and employee representatives in accordance with Swiss law guidelines. UBS’s pension and retirement benefit plans purchased 173,431 UBS shares during the year and held 2,600,417 UBS shares as on December 31, 2006.

					Maximum						Unutilized
					volume	Amount	Total shares		Average price		volume
Program	Announcement	Beginning	Expiration	Cancellation	(CHF billion)	(CHF billion)	purchased		(CHF)		(CHF billion)

2000/2001	14.12.1999	17.01.2000	02.03.2001	13.07.2001	4.0	4.0	110,530,698	[1]	36.18	[1]	0

2001/2002	22.02.2001	05.03.2001	05.03.2002	05.07.2002	5.0	2.3	57,637,380		39.73		2.7

2002/2003	14.02.2001	06.03.2002	08.10.2002	10.07.2003	5.0	5.0	135,400,000		36.92		0

2002/2003	09.10.2002	11.10.2002	05.03.2003	10.07.2003	3.0	0.5	16,540,160		32.04		2.5

2003/2004	18.02.2003	06.03.2003	05.03.2004	30.06.2004	5.0	4.5	118,964,000		37.97		0.5

2004/2005	10.02.2004	08.03.2004	07.03.2005	08.07.2005	6.0	3.5	79,870,188		44.36		2.5

2005/2006	08.02.2005	08.03.2005	07.03.2006	13.07.2006	5.0	4.0	74,200,000		54.26		1.0

2006/2007[2]	14.02.2006	08.03.2006	07.03.2007		5.0	1.6	22,600,000		71.46		3.4

1 Restated to reflect the 3-for-1 stock split on 16 July 2001.  2 Status as of 31 December 2006. Program will continue until 7 March 2007.

Capital Management & UBS Shares
Distributions to shareholders

Distributions to shareholders

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

Total distributions in 2006

From the results of our ordinary business we transferred a total of CHF 5.8 billion in equity to our shareholders in 2006. This included CHF 2.0 billion in shares we repurchased during 2006 for purposes of cancellation and a total payout to shareholders for the 2005 financial year of CHF 3.8 billion or CHF 1.90 per share (after the 2-for-1 share split). The payout comprised a regular dividend of CHF 1.60, up 7% from a year earlier, with payment on 24 April 2006, plus an additional one-time par value repayment of CHF 0.30 per share on 12 July 2006.

Shareholders in the US received a net dividend payment of USD 0.82 (rounded) per share on 24 April 2006. This excludes the 35% Swiss withholding tax that can partly be reclaimed by US investors. The par value of CHF 0.30, which was not subject to Swiss withholding tax, translated into USD 0.25 (rounded) per share and was paid on 12 July 2006.

Proposed distributions to shareholders in 2007

Dividend in 2007

For the financial year 2006, the Board of Directors will propose to the Annual General Meeting of shareholders a regular dividend of CHF 2.20 per share to be distributed in April (ex-dividend date 19 April 2007, with payment on 23 April 2007 for shareholders of record on 18 April 2007). Subject to the AGM’s approval, this is a 16% increase from the total payout last year (including the par value repayment) and 38% higher than last year’s regular dividend.

Share buyback program 2007-2010

After the 2006 / 2007 buyback program ended, we launched a new three-year second-line repurchase program for a maximum repurchase of 10% of shares issued (on 31 December 2006, the total of UBS shares issued was 2,105,273,286). At the share price level in March 2007, the new program would represent a maximum total amount of approximately CHF 15 billion. As in all past programs, the shares bought in this program will be cancelled as and when approved by shareholders. The extended three-year commitment underlines our disciplined approach to capital management while maintaining flexibility to achieve our main strategic priority, which is to invest in growth.

US shareholders

UBS’s share registry has two parts. There is a Swiss register, which is maintained by UBS acting as Swiss transfer agent, and a US register, which is maintained by Mellon Investor Services, as US transfer agent. A shareholder is entitled to hold shares registered in his / her name on either register and

Capital management & UBS shares

to transfer shares from one register to the other upon giving proper instruction to the transfer agents.

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
UBS pays dividends in Swiss francs. For UBS ordinary shares held in street name through The Depository Trust Company – a member of the US Federal Reserve System, a limited-purpose trust company under New York State banking law and a registered clearing agency with the Securities and Exchange Commission – any dividend will be converted into US dollars. Holders of UBS ordinary shares on the US register will receive dividend payments in US dollars unless they provide notice to Mellon Investor Services that they wish to receive dividend payments in Swiss francs.
UBS will fix the US dollar dividend amount on the basis of the DJ Interbank Foreign Exchange rate for sale of Swiss francs against US dollars on 19 April 2006.
Holders of UBS shares are subject to 35% withholding tax on dividends they receive from UBS. Shareholders in the US can normally reclaim part of this, bringing their tax rate down to 15%. Further disclosure relating to the taxation of US holders of UBS shares can be found in our Form 20-F, in section E of item 10.

>> For more details on “Shareholders’ participation rights”, see Corporate Governance.

Capital Management & UBS Shares
UBS shares in 2006

UBS shares in 2006

UBS shares are listed on the Swiss Exchange (where they are traded on virt-x), and on the New York and Tokyo stock exchanges. For a detailed definition of UBS shares (par value, type, rights of security), see the Capital Structure section of the Corporate Governance chapter.

In 2006, major equity markets saw significant gains on 2005 against a backdrop of continued strength in corporate earnings and high levels of corporate merger and acquisition activity. Buoyant investor confidence at the outset of the year, however, was quickly dampened by concerns over growth and inflation – leading to a sharp pull back in global markets in May that was exacerbated by a reduction in very high levels of liquidity, almost reversing the year’s gains. Global market performance remained subdued over the summer months as geopolitical tension increased in the Middle East and commodity prices peaked. The autumn saw market performance return – spurred by a raft of significant corporate actions and moderating oil prices.

In the US, the Federal Reserve continued to raise interest rates. By the end of the year, the effect of the rate increases had become evident as house prices started to fall, mortgage default rates increased and economic growth slowed. Weakness in the US economy, combined with a growing trade deficit, were factors in the considerable decline of the dollar against major currencies. Despite this, US markets remained robust, with the DJIA up 14.9% in the year, driven by record profits in the energy sector and continued strength in banking and financials, particularly for investment banks. The MSCI (World) Index showed stronger gains, rising 17.8%, benefiting from strong Asian economic growth as well as the buoyant performance in the energy and banking sectors. The DJ Stoxx Banks Index reported similar gains, up 18.3%. UBS shares traded broadly in line with the index, closing 17.5% higher on the year.

Ticker symbols

Trading exchange	Bloomberg	Reuters

virt-x	UBSN VX	UBSN.VX

New York Stock Exchange	UBS US	UBS.N

Tokyo Stock Exchange	8657 JP	UBS.T

Security identification codes

ISIN		CH0024899483

Valoren		2.489.948

Cusip		CINS H89231 33 8

Capital management & UBS shares

UBS share data
	As of
Registered shares	31.12.06	31.12.05	31.12.04

Total shares outstanding	1,940,797,587	1,968,745,296	2,004,389,734

Total shares ranking for dividend	2,082,673,286	2,109,495,044	2,173,846,166

Treasury shares	164,475,699	208,519,748	249,326,620

Weighted average shares (for basic EPS calculations)	1,976,405,800	2,013,987,754	2,059,836,926

Weighted average shares (for diluted EPS calculations)	2,058,834,812	2,097,191,540	2,163,922,720

	For the year ended
CHF	31.12.06	31.12.05	31.12.04

Earnings per share

Basic EPS	6.20	6.97	3.89

Basic EPS from continuing operations	5.81	4.85	3.66

Diluted EPS	5.95	6.68	3.70

Diluted EPS from continuing operations	5.58	4.66	3.49

UBS shares and market capitalization
	As of			% change from
Number of shares, except where indicated	31.12.06	31.12.05	31.12.04	31.12.05

Total ordinary shares issued	2,105,273,286	2,177,265,044	2,253,716,354	(3)

Second trading line treasury shares

2004 program			(79,870,188)

2005 program		(67,770,000)

2006 program	(22,600,000)

Shares outstanding for market capitalization	2,082,673,286	2,109,495,044	2,173,846,166	(1)

Share price (CHF)	74.05	62.55	47.68	18

Market capitalization (CHF million)	154,222	131,949	103,638	17

Total treasury shares	164,475,699	208,519,748	249,326,620	(21)

Trading volumes
	For the year ended
1,000 shares	31.12.06	31.12.05	31.12.04

SWX total (virt-x)	2,731,841	2,568,531	2,454,468

SWX daily average (virt-x)	10,884	10,073	9,663

NYSE total	214,912	167,231	147,987

NYSE daily average	853	664	587

Source: Reuters

Capital Management & UBS Shares
UBS shares in 2006

First quarter 2006

A record performance by US investment banks at the close of 2005, growing merger and acquisition deal pipelines, high levels of market liquidity and relatively low interest rates left investors upbeat at the outset of 2006. UBS shares rose 13.1% in the first quarter of the year, supported by its record fourth quarter performance, which closed its then best-ever year. The Board of Directors recommended a 7% increase in the dividend to CHF 3.20, plus a one time par value repayment of CHF 0.60, reflecting the gain realized from the sale of Private Banks & GAM to Julius Baer (both figures before the 2-for-1 share split).

Second quarter 2006

Market sentiment remained buoyant well into the second quarter, although the market rally that had started in early 2003 came to an abrupt end in May 2006. Rising interest rates, high commodity prices, which fed inflation, and geopolitical concerns in the Middle East led to a sharp and sudden decline in world equity markets in late May. The financials sector bore the brunt of the decline, as deal flows dried up and higher interest rates prompted investors to shift into cash and defensive stocks. While the DJIA remained flat, supported by energy stocks, the MSCI fell 1.7%. Despite reporting a record first quarter result, UBS shares declined by 7.1%, marginally underperforming the DJ Stoxx Banks index, which fell 6.2%.

Third quarter 2006

Geopolitical concerns deepened in summer on the Israeli-Lebanese conflict, driving oil prices to record highs. Many investors chose to remain on the sidelines of the market, resulting in a sharp drop in trading activity. September heralded a re-

turn to rising markets and active trading as commodity prices eased. UBS shares gained 10.6% in the third quarter, supported by robust second quarter results. The DJ Stoxx banks index also delivered a strong performance, up 8.3% in the quarter. The broader indices showed more muted performance, with the Dow Jones up 3.7% and the MSCI flat.

Fourth quarter 2006

The fourth quarter of 2006 saw many world markets reach all-time highs buoyed by vigorous M&A activity and growing support for a soft landing in the US. The MSCI and Dow Jones indices showed very strong performance up 8.6% and 8.7% respectively. UBS shares closed the quarter up 5.1%, but performance lagged that of its wider peer group, with the DJ Stoxx banks up 8.7%, reflecting the market’s disappointment with third quarter results.

Share liquidity

During 2006, daily average volume in UBS shares on virt-x was 10.9 million shares. On NYSE, it was 0.85 million shares.

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

Capital management & UBS shares

Stock exchange prices
	SWX Swiss Exchange			New York Stock Exchange
	High (CHF)	Low (CHF)	Period end (CHF)	High (USD)	Low (USD)	Period end (USD)

2006	79.90	59.85	74.05	63.39	48.34	60.33

Fourth quarter 2006	79.90	70.70	74.05	63.39	58.50	60.33

December	75.05	70.70	74.05	61.95	59.04	60.33

November	76.70	71.55	72.05	61.63	59.23	60.22

October	79.90	72.80	74.30	63.39	58.50	59.84

Third quarter 2006	74.80	59.85	74.80	59.77	48.34	59.31

September	74.80	69.25	74.80	59.77	55.83	59.31

August	71.75	63.95	69.65	58.30	52.63	56.77

July	68.15	59.85	66.95	55.73	48.34	54.40

Second quarter 2006	75.65	61.35	67.00	61.70	49.36	54.85

June	70.85	61.35	67.00	58.16	49.36	54.85

May	75.65	66.10	68.90	61.70	54.69	56.61

April	73.90	71.55	73.50	59.34	54.80	58.43

First quarter 2006	72.35	62.80	71.60	55.55	48.66	54.99

March	72.20	67.55	71.60	55.55	51.66	54.99

February	72.35	68.15	69.65	55.13	52.41	53.12

January	69.70	62.80	69.50	54.62	48.66	54.40

2005	63.50	46.75	62.55	49.02	38.60	47.58

Fourth quarter 2005	63.50	52.75	62.55	49.02	41.22	47.58

Third quarter 2005	56.15	50.40	55.00	43.40	38.92	42.75

Second quarter 2005	51.40	47.23	50.00	42.93	38.60	38.93

First quarter 2005	52.30	46.75	50.50	44.71	39.70	42.20

2004	49.18	40.80	47.68	42.19	32.47	41.92

Fourth quarter 2004	48.17	42.00	47.68	42.19	35.05	41.92

Third quarter 2004	45.50	40.80	43.95	36.19	32.47	35.17

Second quarter 2004	49.17	44.12	44.13	38.03	34.45	35.53

First quarter 2004	48.52	42.85	47.05	39.63	33.96	37.25

2003	42.70	24.90	42.35	34.08	19.00	34.00

Fourth quarter 2003	42.70	37.43	42.35	34.08	28.77	34.00

Third quarter 2003	40.25	36.75	37.05	29.63	27.19	28.12

Second quarter 2003	37.88	29.45	37.68	29.18	21.79	27.70

First quarter 2003	36.05	24.90	28.75	25.93	19.00	21.35

2002	42.15	25.53	33.60	26.00	17.27	24.06

Fourth quarter 2002	37.73	25.53	33.60	25.44	17.27	24.06

Third quarter 2002	37.58	28.40	30.65	24.97	18.93	20.50

Second quarter 2002	42.08	34.90	37.43	26.00	23.45	24.95

First quarter 2002	42.15	36.50	41.40	25.25	21.64	24.88

105

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

UBS fully complies with the standards established in the “Swiss Code of Best Practice for Corporate Governance” and the “SWX Swiss Exchange Directive on Information Relating to Corporate Governance”, both effective since 1 July 2002. UBS also meets the New York Stock Exchange (NYSE) corporate governance standards applicable to listed foreign companies and complies with the overwhelming majority of NYSE standards for US domestic issuers. The few exceptions, mainly due to different legal systems in Switzerland and the US relating to the role, responsibilities and authorities of the Board of Directors and the Annual General Meeting (AGM), are explained on pages 113–119. UBS complies with the applicable requirements of the US Sarbanes-Oxley Act of 2002, including the certification of UBS’s Annual Report on Form 20-F by the CEO and the CFO.

SWX Swiss Exchange Reporting on
Corporate Governance

The Corporate Governance section contains the following information required by the SWX Swiss Exchange Directive on Information relating to Corporate Governance:
–	Group structure and shareholders
–	Capital structure
–	Board of Directors
–	Senior management (Group Executive Board / GEB)
–	Compensation, shareholdings and loans
–	Shareholders’ participation rights
–	Change of control and defense measures
–	Auditors
–	Information policy

     This section summarizes the regulatory and supervisory environment of UBS in its principal locations and describes how UBS complies with the NYSE listing standards on corporate governance. In addition, it provides a list of all members of the Group Managing Board and the Vice Chairmen of the Business Groups who, together with the GEB, form the senior leadership of the firm.

The chapter on executive compensation has been re-written this year to enhance readability, transparency and the understanding of the processes leading to compensation decisions.

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

Operational group structure

The three Business Groups – Global Wealth Management & Business Banking (with its three business units Wealth Management International & Switzerland, Wealth Management US, and Business Banking Switzerland), Global Asset Management, and Investment Bank – together with Corporate Center – form the operational structure of the Group’s financial businesses. Performance is reported according to this structure (see our Financial Report 2006). In addition, the UBS Group accounts contain a separate reporting segment called Industrial Holdings which includes our private equity holdings. This allows UBS to maintain continuity in the presentation and analysis of the core financial businesses.

>> See the “Our Businesses” chapter for detailed descriptions of the Business Groups and their strategy, structure, organization, products and services.

Listed and non-listed companies belonging to the Group (consolidated entities)

The UBS Group includes a great number of subsidiaries, none of which, however, is listed. For details of significant subsidiaries, see note 35 to the financial statements.

Significant shareholders

Chase Nominees Ltd., London, acting in its capacity as a nominee for other investors, was registered with 8.81% of all shares issued as of 31 December 2006, compared to 8.55% at year-end 2005 and 8.76% at year-end 2004. DTC (Cede & Co.), New York, “The Depository Trust Company”, a US securities clearing organization, was registered as a shareholder for a great number of beneficial owners with 13.21% of all shares issued as of 31 December 2006 (9.95% as of 31 December 2005). According to UBS’s Regulation on the Registration of Shares, voting rights of nominees are restricted to 5%, while clearing and settlement organizations are exempt from this restriction. No other shareholders hold more than 5% of all shares issued. Ownership of UBS shares is widely spread. The tables on the next page provide information about the distribution by category of shareholders and by geography. This information relates only to registered shareholders and cannot be assumed to be representative of the entire UBS investor base. Only registered shareholders are entitled to exercise voting rights.

Under the Swiss Stock Exchange Act, anyone holding shares in a company listed in Switzerland has to notify the company and the stock exchange if the holding attains, falls below or exceeds the following thresholds: 5, 10, 20, 33 1/3, 50, or 66 2/3% of the voting rights, whether they are exercisable or not. The methodology for calculating the limit is defined in the Ordinance of the Swiss Federal Banking Commission on the Stock Exchange (disclosure of shareholdings) and includes, among others, securities lending and share acquisition rights that provide entitlement for the future acquisition of shares. Since 13 September 2002, UBS’s holdings of its own shares have been above the 5% threshold requiring disclosure under the Swiss Stock Exchange law. UBS’s position in its own shares remained between 5 and 10% throughout 2006.
At year-end, UBS’s holdings in its own shares were 7.4% of the total share capital in the form of shares. It also held a further potential 0.2% of total share capital through derivatives UBS held on its own shares.

Cross shareholdings

UBS has no cross shareholdings in excess of a reciprocal 5% of capital or voting rights with any other company.

Corporate Governance
Group structure and shareholders

Distribution of UBS shares
As of 31.12.06	Shareholders registered			Shares registered
Number of shares registered	Number		%	Number		% of shares issued

1–100	24,449		13.4	1,357,538		0.1

101–1,000	108,784		59.6	46,079,603		2.2

1,001–10,000	45,424		24.8	120,980,866		5.8

10,001–100,000	3,700		2.0	90,392,786		4.3

100,001–1,000,000	383		0.2	109,700,004		5.2

1,000,001–5,000,000	73		0.0	156,758,747		7.5

5,000,001–21,052,732 (1%)	23		0.0	217,887,253		10.3

1–2%	2		0.0	74,643,418		3.5

2–3%	1		0.0	43,941,400		2.1

3–4%	0		0.0	0		0.0

4–5%	0		0.0	0		0.0

Over 5%	2	[1]	0.0	463,590,138		22.1

Total registered	182,841		100.00	1,325,331,753		63.0

Unregistered[2]				779,941,533		37.0

Total shares issued				2,105,273,286	[3]	100.0

1 As of 31.12.2006, DTC (Cede & Co.), New York, the US securities clearing organization, was registered with 13.21% of all shares issued. Chase Nominees Ltd., London, was entered as a trustee / nominee holding 8.81% of all shares issued.   2 Shares not entered in the share register at 31 December 2006.   3 Registered shares of 265,631,846 do not carry voting rights.

Shareholders: type and distribution
	Shareholders		Shares
As of 31.12.06	Number	%	Number	%

Individual shareholders	176,061	96.3	235,514,218	11.2

Legal entities	6,353	3.5	262,262,939	12.5

Nominees, fiduciaries	427	0.2	827,554,596	39.3

Unregistered			779,941,533	37.0

Total	182,841	100.0	2,105,273,286	100.0

Switzerland	164,012	89.7	445,735,841	21.2

Europe	13,448	7.3	468,341,140	22.2

North America	1,739	1.0	384,784,813	18.3

Other countries	3,642	2.0	26,469,959	1.3

Unregistered			779,941,533	37.0

Total	182,841	100.0	2,105,273,286	100.0

Corporate Governance

Corporate Governance
Capital structure

Capital structure

UBS is committed to capital management that is driven by shareholder value considerations. At the same time, UBS is dedicated to remaining one of the best-capitalized financial services firms in the world.

Capital

Under Swiss company law, shareholders have to approve in a shareholders’ meeting any increase in the total number of issued shares, which may be an ordinary share capital increase or the creation of conditional or authorized capital. At year-end 2006, the ordinary share capital was CHF 210,527,328.60.

At the Annual General Meeting (AGM) on 19 April 2006, shareholders gave the Board of Directors a mandate to continue a repurchase program during 2006 / 2007 for a maximum amount of CHF 5 billion. At the AGM on 18 April 2007, shareholders will be asked to approve the cancellation of 33,020,000 shares repurchased under this program and to reduce the ordinary share capital accordingly.

Conditional and authorized share capital
At year-end 2006, total conditional share capital amounted to CHF 15,143,741.00, corresponding to a maximum of 151,437,410 shares. Conditional capital was created in 2000 in connection with the acquisition of PaineWebber Group Inc. to cover option rights granted by the PaineWebber Group to its employees. In addition, at the 2006 AGM, shareholders approved conditional capital in the amount of 150 million UBS shares to be used for employee option grants limited to a period of three years. Options under both plans are exercisable at any time between their vesting and the expiry date. Shareholders’ pre-emptive rights are excluded. In 2006 options with respect to 2,208,242 shares were exercised under the PaineWebber option plans, and 1,350 options expired without being exercised. No new shares using conditional capital were issued relating to the UBS employee stock option plans.

Changes of shareholders’ equity
Equity attributable to UBS shareholders for the Group amounted to CHF 49.7 billion on 31 December 2006.

>> For all details on changes in shareholders equity over the last three years, please refer to the Financial Report 2006.

Shares, participation and bonus certificates,
capital securities

UBS shares are issued as Global Registered Shares. Each share has a par value of CHF 0.10 and carries one vote. Voting rights may, however, only be exercised if the holder expressly declares having acquired these shares in his own name and for his own account. Global Registered Shares provide direct and equal ownership for all shareholders, irrespective of the country and stock exchange where they are traded.

>> For details, see the Shareholders’ participation rights section in this chapter.

On 31 December 2006, 1,059,699,907 shares carried voting rights, 265,631,846 shares were entered in the share register without voting rights, and 779,941,533 shares were not registered. All 2,105,273,286 shares were fully paid up, and 2,082,673,286 shares ranked for dividends. There are no preferential rights for individual shareholders.

UBS has not issued any participation certificates or bonus certificates.
In 2006, UBS raised USD 1 billion hybrid Tier 1 capital in the form of trust preferred shares. Additionally, UBS tapped the capital markets seven times and raised USD 3.0 billion, EUR 750 million, CHF 800 million and GBP 300 million in subordinated debt to fund its operations with capital securities. At year-end UBS had CHF 5.6 billion in preferred shares outstanding which count as Tier 1 capital under regulatory rules. Outstanding Tier 2 capital securities accounted for CHF 13.1 billion in eligible capital as of 31 December 2006.

Limitation on transferability and nominee registration

UBS does not apply any restrictions or limitations on the transferability of its shares. Shares registered according to the provisions in the Articles of Association (express declaration of beneficial ownership) may be voted without any limit in scope.

Ordinary share capital
	Share capital in CHF	Number of shares	Par value in CHF

As of 31 December 2005	217,726,504	2,177,265,044	0.10

Share repurchase programs 2005 / 2006:
Cancellation of shares upon AGM decision of 19 April 2006	(7,420,000)	(74,200,000)	0.10

Options excercised from conditional capital	220,824	2,208,242	0.10

As of 31 December 2006	210,527,329	2,105,273,286	0.10

Corporate Governance
Capital structure

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

Convertible bonds and options

UBS currently has no convertible debt on UBS shares outstanding. Employee options outstanding amounted to 176,779,087, of which a total of 80,312,503 were exercisable. UBS satisfies share delivery obligations under its option based participation plans either by purchasing UBS shares in the market on grant date or shortly thereafter or through the issuance of new shares. At exercise, shares held in treasury or newly issued shares are delivered to the employee against receipt of the strike price. As of 31 December 2006, UBS was holding approximately 118 million shares in treasury and an additional 150 million shares in conditional share capital which are available and can be used for future employee option exercises. The shares available cover all vested employee options.
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

Members of the Board of Directors

The texts in the boxes below provide information on the composition of the Board of Directors as of 31 December 2006. It shows each member’s functions in UBS, nationality, year of initial appointment to the Board and current term of office, professional history and education, date of birth, and other activities and functions such as mandates on boards of important corporations, organizations and foundations, permanent functions for important interest groups and official functions and political mandates.

As of the AGM held on 19 April 2006, Ernesto Bertarelli and Rolf A. Meyer were re-elected as their term of office expired. Peter Böckli, who had reached the retirement age limit, did not stand for re-election. Gabrielle Kaufmann-Kohler and Joerg Wolle were newly elected to the Board.
As of 31 December 2006, the Board consisted of 12 directors, of which the majority – nine members – were non-executive and independent.

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

Other activities and functions

Mandates on boards of important corporations, organizations, and foundations:
Marcel Ospel is a member of the Monetary Authority of Singapore’s International Advisory Panel. He is a trustee of the Foundation Board of the Patronate Committee for the Basel Museums of Art, and of the Committee for the Museum of Antiques, Basel, and is the Chairman of the “Optimus Foundation”, a charitable foundation administered by UBS.
Permanent functions for important interest groups:
Marcel Ospel is the treasurer of “Economiesuisse”, the Swiss business federation, Zurich, and is a member of the European Financial Services Round Table, Brussels.

Stephan Haeringer

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Function in UBS	Executive Vice Chairman
Member of the
Corporate Responsibility
Committee

Nationality	Swiss

Year of initial appointment	2004

Current term of office runs until	2007 (proposed for
re-election at the
AGM 2007)

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

Other activities and functions

Mandates on boards of important corporations, organizations, and foundations:
Stephan Haeringer is a member of the Board of the Helmut Horten Foundation, Croglio (Ticino, Switzerland), Chairman of the Foundation Board of the UBS Pension Fund, a member of the Board Committee of the Zurich Chamber of Commerce, a member of the German-Swiss Chamber of Commerce, a member of the “Institut International D’Etudes Bancaires” and a member of the Board of Trustees of the Goethe Business School, Frankfurt.

Corporate Governance
Board of Directors

Marco Suter

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Function in UBS	Executive Vice Chairman
Chairman of the
Corporate Responsibility
Committee

Nationality	Swiss

Year of initial appointment	2005

Current term of office runs until	2008

Professional history, education and date of birth

Marco Suter has been with UBS and its predecessor, Swiss Bank Corporation, since 1974. Between 1999 and 2005, he was Group Chief Credit Officer and a member of the Group Managing Board. From 1996 until the merger of SBC and Union Bank of Switzerland in 1998 he served as regional manager of the Zurich-Eastern Switzerland-Ticino area for the corporate and commercial banking activities of SBC. Prior to that, he held a number of different management roles in Zurich, following various assignments with SBC in St. Gallen, Nyon, Zurich, New York and London. Mr. Suter graduated from the Commercial School in St. Gallen and the American Institute of Banking in New York. He was born on 7 May 1958.

Other activities and functions

Mandates on boards of important corporations, organizations, and foundations:
Marco Suter is a member of the Swiss Institute of International Studies, the Latin-American Chamber of Commerce (Switzerland), the Swiss-Chinese Chamber of Commerce and the IIF Special Committee on Crises Prevention and Resolution in Emerging Markets.

Ernesto Bertarelli

Address	Bemido SA
2, chemin des Mines
CH-1211 Geneva 20

Function in UBS	Member of the
Nominating Committee

Nationality	Swiss

Year of initial appointment	2002

Current term of office runs until	2009

Professional history, education and date of birth

Since 1996, Ernesto Bertarelli has been the Chief Executive Officer of Serono International SA, Geneva. The company was sold to Merck KGaA, Germany, on 5 January 2007. He started his career with Serono in 1985 and held several positions in sales and marketing. Prior to his appointment as CEO, he served for five years as Deputy CEO. Mr. Bertarelli holds a Bachelor of Science from Babson College Boston and a Harvard MBA. He was born on 22 September 1965.

Other activities and functions

Mandates on boards of important corporations, organizations, and foundations:
Ernesto Bertarelli was the Vice Chairman of the Board of Serono S.A., Coinsins (Switzerland) and the Chairman of SeroMer Biotech SA, Chéserex (Switzerland), until 5 January 2007. He is the Chairman of Kedge Capital Partners Ltd. Jersey, of Team Alinghi SA, Ecublens (Switzerland), and of Alinghi Holdings Ltd, Jersey. He holds various board mandates in professional organizations of the biotech and pharmaceutical industries.

Sir Peter Davis

Address	41 Bloomfield Terrace,
UK-London SW1W 8BQ

Functions in UBS	Member of the
Compensation
Committee

Nationality	British

Year of initial appointment	2001

Current term of office runs until	2007 (not standing
for re-election)

Professional history, education and date of birth

Sir Peter Davis was Group Chief Executive Officer / Chairman of J Sainsbury plc, London between 2000 and 2004. He was the Group Chief Executive of Prudential plc from 1995 to 2000 and Chief Executive and Chairman of Reed International and Chairman of Reed Elsevier (following the merger of Reed International with Elsevier) from 1986 to 1995. From 1976 to 1986, he had responsibility for all buying and marketing operations at J Sainsbury plc. Prior to that, he served as Marketing Director and Managing Director for Key Markets, part of Fitch Lovell Ltd., and as Marketing and Sales manager at General Foods Ltd., Banbury (United Kingdom). Today, he holds several board memberships. Mr. Davis was educated at Shrewsbury School. He graduated from the Chartered Institute of Marketing and holds a Hon LL.D (Doctor of Law) from Exeter University. He was born on 23 December 1941.

Other activities and functions

Mandates on boards of important corporations, organizations, and foundations:
Sir Peter Davis is the Chairman of the Marie Curie Cancer Care, London.

Gabrielle Kaufmann-Kohler

Address	Schellenberg Wittmer
15bis, rue des Alpes
CH-1201 Geneva 1

Functions in UBS	Member of the
Corporate Responsibility
Committee

Nationality	Swiss

Year of initial appointment	2006

Current term of office runs until	2009

Professional history, education and date of birth

Gabrielle Kaufmann-Kohler has been a partner at the Schellenberg Wittmer law firm and a professor of international private law at the University of Geneva since 1996. From 1985 to 1995 she was a partner at the Baker & McKenzie law firm. She is a member of the Geneva Bar (since 1976) and of the New York State Bar (since 1981) and is known worldwide for her expertise in international arbitration. Ms. Kaufmann-Kohler completed her legal studies at the University of Basel in 1977 and received her doctorate from the same institution in 1979. She was born on 3 November 1952.

Other activities and functions

Mandates on boards of important corporations, organizations, and foundations:
Gabrielle Kaufmann-Kohler is a member of the American Arbitration Association.

Corporate Governance

Rolf A. Meyer

Address	Heiniweidstrasse 18
CH-8806 Bäch

Functions in UBS	Chairman of the
Compensation
Committee / Member of
the Audit Committee

Nationality	Swiss

Year of initial appointment	1998

Current term of office runs until	2009

Professional history, education and date of birth

Rolf A. Meyer has been a member of the Boards of UBS and its predecessor, Union Bank of Switzerland, since 1992. He was Chairman and CEO of Ciba Specialty Chemicals Ltd. until November 2000. Today, he holds several board memberships. He first joined Ciba-Geigy Group in 1973 as a financial analyst, and subsequently became Group Company Controller in Johannesburg, South Africa, Head of Strategic Planning and Control in Basel, Head of Finance and Information Systems in Ardsley, N.Y., and later Chief Financial Officer of the Group. After the merger of Ciba-Geigy and Sandoz to create Novartis, he led the spin-off of Ciba Specialty Chemicals. Mr. Meyer graduated in Political Science (Ph.D.) and holds a Master of Business Administration (lic. oec. HSG). He was born on 31 October 1943.

Other activities and functions

Mandates on boards of important corporations, organizations, and foundations:
Rolf A. Meyer is a member of the Board of DKSH AG (Diethelm Keller Siber Hegner), Zurich, and is the Chairman of its Audit and Finance Committee. He is also a member of the Board of Directors of Ascom (Switzerland) Ltd., Berne.

Helmut Panke

Address	BMW AG
Petuelring 130
D-80788 Munich

Function in UBS	Chairman of the
Nominating Committee

Nationality	German

Year of initial appointment	2004

Current term of office runs until	2007 (proposed for
re-election at the
AGM 2007)

Professional history, education and date of birth

Helmut Panke was Chairman of the Board of Management of BMW AG, Munich, between 2002 and September 2006. He has been with the company since 1982, when he joined as head of Planning and Controlling in the Research and Development Division. He subsequently assumed management functions in corporate planning, organization and corporate strategy. Before his appointment as Chairman, he was a member of BMW’s Board of Management from 1996. Between 1993 and 1996, he was Chairman and CEO of BMW Holding Corporation in the US. Today, he holds several board memberships. Mr. Panke graduated from the University of Munich with a doctoral degree in physics (Ph.D.) and was assigned to the University of Munich and the Swiss Institute for Nuclear Research before joining McKinsey in Düsseldorf and Munich as a consultant. He was born on 31 August 1946.

Other activities and functions

Mandates on boards of important corporations, organizations, and foundations:
Helmut Panke is a member of the Board of Directors of Microsoft Corporation, Redmond, WA (USA).
Permanent functions for important interest groups:
Helmut Panke is a member of the Board of Directors of ACEA, the Association des Constructeurs Européens d’Automobiles, Belgium, of VDA, the association of the German automobile industry, and of the American Chamber of Commerce in Germany.

Peter Spuhler

Address	Stadler Bussnang AG
Bahnhofplatz
CH-9565 Bussnang

Function in UBS	Member of the
Compensation
Committee

Nationality	Swiss

Year of initial appointment	2004

Current term of office runs until	2007 (proposed for
re-election at the
AGM 2007)

Professional history, education and date of birth

Peter Spuhler is the owner of Stadler Rail AG (Switzerland), which he acquired in 1989 when it was a small firm with 18 employees. Today the Stadler Rail Group has more than 2,500 staff and is an internationally successful light railway vehicle business. Since 1997, Peter Spuhler has taken over a number of companies and founded new units within the Stadler Rail Group, mainly in Switzerland and in Germany. Mr. Spuhler joined Stadler AG in 1987 as an employee after studying economics at the University of St. Gallen. He was born on 9 January 1959.

Other activities and functions

Mandates on boards of important corporations, organizations, and foundations:
Peter Spuhler is Chairman of Stadler Rail AG and of Stadler Bussnang AG, as well as of various companies within the Stadler Rail Group. In addition, he is a member of the Board of Directors of Kühne Holding, Switzerland, and Walo Bertschinger Central AG, Switzerland.
Permanent functions for important interest groups:
He is Vice President of LITRA, a Swiss organization based in Berne that provides informational services in the interests of public transport.
Official functions and political mandates:
Peter Spuhler is a member of the National Council of the Swiss Parliament (lower house).

Peter Voser

Address	Royal Dutch Shell plc
2501 AN
NL-The Hague

Function in UBS	Member of the Audit
Committee

Nationality	Swiss

Year of initial appointment	2005

Current term of office runs until	2008

Professional history, education and date of birth

Peter Voser has been Chief Financial Officer of Royal Dutch Shell plc in London since 2004. Between 2002 and 2004, he was Chief Financial Officer of Asea Brown Boveri (ABB) in Switzerland. Between 1982 and 2002, he worked for the Royal Dutch/Shell Group, holding various assignments in Switzerland, UK, Argentina and Chile. Mr. Voser graduated at the University of Applied Sciences, Zurich. He was born on 29 August 1958.

Other activities and functions

Mandates on boards of important corporations, organizations, and foundations:
Peter Voser is a board member of the Federal Auditor Oversight Authority.

Corporate Governance
Board of Directors

Lawrence A. Weinbach

Address	Yankee Hill Capital
Management
300 East 42nd Street
USA-New York,
NY 10017

Function in UBS	Chairman of the Audit
Committee

Nationality	American (US)

Year of initial appointment	2001

Current term of office runs until	2008

Professional history, education and date of birth

Lawrence A. Weinbach is a partner of the Yankee Hill Capital Management LLC, a private equity firm based in Southport, CT (USA). He was Executive Chairman of Unisys Corporation until January 2006. From 1997 to 2004 he was Chairman, President and CEO of Unisys Corporation. From 1961 to 1997 he was with Arthur Andersen / Andersen Worldwide as Managing Partner, and was Chief Executive of Andersen Worldwide from 1989 to 1997, Chief Operating Officer from 1987 to 1989, and Managing Partner of the New York office from 1983. He was elected to partnership at Arthur Andersen in 1970 and became Managing Partner of the Stamford, Connecticut, office in 1974 and Partner in charge of the accounting and audit practice in New York from 1980 to 1983. Mr. Weinbach is a Certified Public Accountant and holds a Bachelor of Science in Economics from the Wharton School of the University of Pennsylvania. He was born on 8 January 1940.

Other activities and functions

Mandates on boards of important corporations, organizations, and foundations:
Lawrence A. Weinbach is a member of the Board of Directors of Avon Products Inc., New York, where he is the chairman of the audit committee. He is a trustee and member of the audit committee of Carnegie Hall, New York.
Permanent functions for important interest groups:
Lawrence A. Weinbach is a member of the NYSE Listed Company Advisory Committee and of the National Security Telecommunications Advisory Committee.

Joerg Wolle

Address	DKSH Holding AG
Wiesenstrasse 8
CH-8034 Zurich

Functions in UBS	Member of the
Nominating Committee

Nationality	German

Year of initial appointment	2006

Current term of office runs until	2009

Professional history, education and date of birth

Since 2002, Joerg Wolle has been President and CEO of DKSH Holding Ltd. From 2000 until the merger with Diethelm Keller in 2002, he was President and CEO of SiberHegner Holding AG. He completed his studies in engineering in 1983 and received his doctorate in 1987 from the Technical University of Chemnitz in Germany. Joerg Wolle was born on 19 April 1957.

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

A director shall normally not stand for re-election if he or she has reached the age of sixty five when the mandate expires. The Board may propose to the AGM that a director be re-elected despite having reached this age limit. No director shall, however, hold office beyond the age of seventy.

>> The year of first appointment to the Board and the expiry of the current mandate of each Board member are listed in the table on pages 113–116.

Changes in 2007

As of the Annual General Meeting on 18 April 2007, Sir Peter Davis, whose term of office expires in 2007, is stepping down from the Board as he has reached retirement age. The Board of Directors will propose as non-executive director the following new member for election: Sergio Marchionne, CEO of Fiat S.p.A., Turin. The Board of Directors will still consist of twelve members.

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

Internal organization, Board committees and meetings in 2006

After each Annual General Meeting of Shareholders, the Board elects its Chairman and one or more Vice Chairmen and appoints its Secretary. It meets as often as business requires, but at least six times per year. In 2006, the Board held seven meetings with the members of the Group Executive Board participating, one telephone conference and a full-day strategy seminar. In addition, the Board met six times without participation of executive management. On average, 92% of Board members were present at the meetings, and 93% at the Private Board Meeting (i.e. without executive management). The Board, without executive management, was also asked to take one decision by written consent (circular decision).

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
The members of the Chairman’s Office, as of 31 December 2006, were Marcel Ospel, Chairman, Stephan Haeringer and Marco Suter, Executive Vice Chairmen.
The Chairman’s Office held ten meetings in 2006 and once met with the lead partners of Group Auditors Ernst & Young Ltd. It additionally met seven times as supervisory body for Group Internal Audit, with these meetings chaired by Stephan Haeringer. The Chairman’s Office was also asked to take four circular decisions. All Executive Vice Chairmen attended the 10 Chairman’s Office meetings, including the one related to Group Internal Audit issues.

Audit Committee

The Board appoints an Audit Committee with three members from among the non-executive, independent directors. The Audit Committee assists the Board in monitoring the integrity of the financial statements of the firm, compliance with legal and regulatory requirements, the qualification, independence and performance of UBS’s external auditors and their lead partners, and the integrity of the systems of internal controls for financial reporting. All members of the Audit Committee have been determined by the Board as being fully independent and financially literate. Lawrence A. Weinbach, chairman,

Corporate Governance
Board of Directors

Rolf A. Meyer and Peter Voser have accounting or financial management expertise and are therefore considered “financial experts”, according to the rules established by the US Sarbanes-Oxley Act of 2002. The Audit Committee does not itself perform audits, but supervises the work of the auditors. Its primary responsibility is thereby to monitor and review the organization and efficiency of internal control procedures and the financial reporting process. The Audit Committee plays an important role in ensuring the independence of the external auditors and therefore has to authorize all mandates assigned to them. It also has responsibility for the treatment of complaints regarding accounting and auditing matters (“whistleblowing”).

As of 31 December 2006, Lawrence A. Weinbach was the chairman of the Audit Committee and Rolf A. Meyer and Peter Voser its additional members. The Audit Committee met six times in 2006, with representatives of the external auditors, the Group CFO, the Head of Group Controlling & Accounting, Head of Group Accounting Policies and the Head of Group Internal Audit participating. The six meetings include regular separate sessions with these representatives. In addition, the Group General Counsel attended one meeting. A special session was organized with the Group CEO to discuss the annual financial results. With one exception, all three members of the Committee were present at all the meetings.

Compensation Committee

The Compensation Committee, comprising three non-executive, independent members of the Board, has responsibility for reviewing the Group compensation policy for submission to the Board and for approving the design of the compensation system for the members of the GEB and the executive members of the Board (senior executives). It determines the individual salaries and incentive awards for the executive members of the Board, the Group CEO and the members of the GEB, and reviews and approves termination agreements with GEB members relinquishing their positions.
As of 31 December 2006, Rolf A. Meyer chaired the Committee, with Sir Peter Davis and Peter Spuhler as its additional members. The Committee met four times during 2006. With one exception, all the meetings were attended by all three members. The Committee was also asked to take one circular decision.

>> For details on the decision-making procedures within the Committee, please refer to pages 130–132 of this Handbook.

Nominating Committee

The Nominating Committee comprises three non-executive, independent directors. It assumes responsibility for defining the principles governing the selection of candidates for Board membership, reviewing possible candidates and proposing to the full Board those to be submitted for election to the Board by the AGM. The Committee supports the Chair-

man’s Office and the full Board in evaluating Board performance. It reviews the proposals of the Chairman’s Office on corporate governance principles and design for submission to the full Board.

As of 31 December 2006, Helmut Panke was the chairman, and Ernesto Bertarelli and Joerg Wolle the additional members of the Committee. In 2006, the Nominating Committee held four meetings with all three members present at all the meetings. The Committee was also asked to take one circular decision. Joerg Wolle, who replaced Peter Böckli in April 2006, was briefed on important UBS nominations as well as corporate governance philosophy, policies and procedures in a special session.

Corporate Responsibility Committee

UBS has a Corporate Responsibility Committee with the mandate to discuss and judge the relevance of current or anticipated developments in stakeholder expectations related to responsible corporate conduct and their possible consequences for UBS. The Committee suggests appropriate action to the GEB or other bodies within the organization. As of 31 December 2006, Marco Suter chaired the Committee. Additional members were Stephan Haeringer and Gabrielle Kaufmann-Kohler, representing the Board, Peter Wuffli, Group CEO, Peter Kurer, Group General Counsel, Clive Standish, Group CFO, Mark Sutton, Chairman and CEO Americas (retired as of 1 January 2007), Maria Bentley, Global Head of Human Resources, Investment Bank, Thomas Hill, Chief Communication Officer, Kathryn Shih, Head of Wealth Management Asia Pacific, and Paul Yates, Global Head of Strategic Client Development, Global Asset Management (stepped down as of 1 March 2007). The Corporate Responsibility Committee met twice during 2006 with all members participating.

>> For additional information on corporate responsibility, please refer to the specific chapter at the end of this Handbook.

>> The Charters of the Board, of the Chairman’s Office and of all Board Committees are available on www.ubs.com/boards.

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

Corporate Governance

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

Non-executive Board members

The nine non-executive members of the Board have never had any management responsibility at UBS or any of its subsidiaries; neither have any of their close family members. These non-executive directors and their close family members have not been employed by UBS’s principal Auditors, Ernst & Young Ltd. There are no employment or service contracts with any of them. They receive fixed fees for their Board mandate and for the special functions they assume in the various Board Committees.

Important business connections of non-executive Board members with UBS

UBS as a global financial services provider and the major bank in Switzerland has business relationships with many large companies, including those in which UBS Board members assume management or non-executive board responsibilities. None of the relationships with companies represented on the Board by their chairman or chief executive is of a magnitude that jeopardizes the Board members’ independent judgment, and no non-executive director has personal business relationships with UBS that could infringe on his or her independence.
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

>> Please refer to www.ubs.com/corporate-governance for more information.

Information and control instruments vis-à-vis the Group Executive Board

The Board of Directors is kept informed of the activities of the GEB in various ways. The Chairman of the Board or one of the Executive Vice Chairmen participates in each meeting of the GEB in an advisory capacity, thus keeping the Chairman’s Office apprised of all current developments. The minutes of the GEB meetings are filed with the executive Board members and made available for inspection to the non-executive members. At Board meetings, the Group CEO and the members of the GEB regularly update the Board on important issues.
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

>> For further details on the organization of Risk Management and Control, please refer to the Risk Management chapter of this Handbook.

Corporate Governance
Group Executive Board

Group Executive Board

The Group Executive Board (GEB) has business management responsibility for UBS. The Group CEO and the members of the GEB are appointed by the Board of Directors and are accountable to the Chairman and the Board for the firm’s results.

Members of the Group Executive Board

The texts in the boxes below provide information on the composition of the Group Executive Board as of 31 December 2006. It shows each member’s function in UBS, nationality, year of initial appointment to the GEB, professional history and education, date of birth, and other activities and functions such as mandates on boards of important corpora-

tions, organizations and foundations, permanent functions for important interest groups and official functions and political mandates.

In January 2006, a new Board position was established, that of the Chairman and CEO Asia Pacific, with Rory Tapner being appointed to the GEB in this capacity. Mark Sutton, Chairman and Chief Executive Officer, Americas, retired as of 1 January 2007.

Peter A. Wuffli

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Function in UBS	Group Chief Executive Officer

Nationality	Swiss

Year of initial appointment to the GEB	1998

Professional history, education and date of birth

Peter A. Wuffli was named President of the Group Executive Board on 18 December 2001 and Group CEO in 2003. Previously, he was Chairman and CEO of UBS Asset Management, and from 1998 to 1999 Group Chief Financial Officer of UBS. From 1994 to 1998, he was the Chief Financial Officer at Swiss Bank Corporation (SBC) and a member of SBC’s Group Executive Committee. In 1984, he joined McKinsey & Co as management consultant where he became a partner in 1990. Before joining McKinsey, he was a freelance economics reporter for Neue Zürcher Zeitung, a major Swiss daily newspaper. Mr. Wuffli graduated in economics and social sciences from the University of St. Gallen and holds a doctorate in international management. He was born on 26 October 1957.

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
Official functions and political mandates:
Peter Wuffli is the Chairman of the “Friends of the Swiss Liberal Party” (Freunde der FDP), an organization supporting the dialog between the Swiss Liberal Party and business, and a member of the board of trustees of the “Elea Foundation for Ethics in Globalization”.

John A. Fraser

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Function in UBS	Chairman and Chief Executive Officer Global Asset Management

Nationality	Australian

Year of initial appointment to the GEB	2002

Professional history, education and date of birth

John A. Fraser was appointed as Chairman & CEO of the Global Asset Management Business Group in late 2001. Prior to that, he was President and COO of UBS Asset Management and Head of Asia Pacific. From 1994 to 1998 he was Executive Chairman and CEO of SBC Australia Funds Management Ltd. Before joining UBS, Mr. Fraser held various positions at the Australian Treasury, including two international postings to Washington DC – first, at the International Monetary Fund and, second, as Minister (Economic) at the Australian Embassy. From 1990 to 1993 he was Deputy Secretary (Economic) of the Australian Treasury. Mr. Fraser graduated from Monash University in Australia in 1972 and holds a first-class honors degree in economics. He was born on 8 August 1951.

Corporate Governance

Huw Jenkins

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Function in UBS	Chairman and Chief Executive Officer Investment Bank

Nationality	British

Year of initial appointment to the GEB	2005

Professional history, education and date of birth

Huw Jenkins was appointed CEO Investment Bank in July 2005 and additionally named Chairman in 2006. Prior to that, he was Global Head of Equities. Between 1998 and 2004, he held various management functions in the Equities Division Asia Pacific and the Americas. Before the UBS-SBC merger, he worked for SBC Warburg Dillon Read on various assignments in the Asian Equities Division, having previously worked with BZW (Barclays de Zoete Wedd) as Head of Asian Equities. Huw Jenkins holds a Master of Business Administration from the London Business School. He was born on 20 February 1958.

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

Other activities and functions

Permanent functions for important interest groups:
Peter Kurer is a member of the Visiting Committee to the Law School of The University of Chicago, a member of the Board of Trustees of a foundation which acts as an advisory board to the University of St. Gallen Program for law and economics, and a member of the Committee of Continuing Education, Executive School of Management, Technology and Law, University of St. Gallen.

Marcel Rohner

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Function in UBS	Deputy Group CEO and Chairman & CEO Global Wealth Management & Business Banking

Nationality	Swiss

Year of initial appointment to the GEB	2002

Professional history, education and date of birth

Marcel Rohner has been Chairman and CEO of Global Wealth Management & Business Banking since 2004, having been CEO since 2002. In January 2006 he was additionally named Deputy Group CEO. Before that, in 2001 and 2002, he was COO and Deputy CEO of the Private Banking unit of UBS Switzerland. In 1999 he was named Group Chief Risk Officer, after being appointed Head of Market Risk Control of Warburg Dillon Read in 1998. Between 1993 and 1998, Mr. Rohner was with Swiss Bank Corporation’s investment banking arm and in 1995 he was appointed Head of Market Risk Control Europe. Mr. Rohner graduated with a Ph.D. in economics from the University of Zurich and was a teaching assistant at the Institute for Empirical Research in Economics at the University of Zurich from 1990 to 1992. He was born on 4 September 1964.

Other activities and functions

Permanent functions for important interest groups:
Marcel Rohner is Vice Chairman of the Swiss Bankers Association, Basel and the Vice Chairman of the Board of Trustees of the Swiss Finance Institute.

Clive Standish

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

Walter Stuerzinger

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Function in UBS	Group Chief Risk Officer

Nationality	Swiss

Year of initial appointment to the GEB	2005

Professional history, education and date of birth

Walter Stuerzinger has been the Group Chief Risk Officer since 2001. Prior to that, he was Head Group Internal Audit from 1998 until 2001. Before the merger, he was Head Group Internal Audit at the former Union Bank of Switzerland. Previously, he worked with Credit Suisse on various assignments in the controlling and auditing areas. Walter Stuerzinger holds a Swiss banking diploma and is a member of the Institute of Chartered Accountants. He was born on 6 July 1955.

Other activities and functions

Permanent functions for important interest groups:
Walter Stuerzinger is a member of the Foundation Board of the UBS Pension Fund.

Corporate Governance
Group Executive Board

Mark B. Sutton

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Function in UBS	Chairman and Chief Executive Officer, Americas (retired as of 1 January 2007)

Nationality	American (US)

Year of initial appointment to the GEB	2002

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

Other activities and functions

Mandates on boards of important corporations, organizations, and foundations:
Mark Sutton is a member of the Board of the Financial Services Forum, Washington D.C.

Rory Tapner

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Function in UBS	Chairman and Chief Executive Officer Asia Pacific

Nationality	British

Year of initial appointment to the GEB	2006

Professional history, education and date of birth

Rory Tapner became a member of the Group Executive Board in January 2006. He was appointed Chairman and CEO Asia Pacific in May 2004. Previously, he was Joint Global Head of Investment Banking. From 1983 to 1998, he was with S.G. Warburg and Warburg Dillon Read as Global Head of Equity Capital Markets, Joint Head of UK Corporate Finance and Head of UK Capital Markets Team. He also was a member of the Warburg Dillon Read Executive Board. Mr. Tapner was born on 30 September 1959.

Raoul Weil

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

The GEB comprises the CEOs of the three Business Groups as well as senior leaders representing major growth businesses and geographic markets. It also includes the heads of the key control functions at UBS – risk, finance and legal – reflecting their importance in the overall success of the firm. The careers of the present GEB members indicate that UBS has been successful in retaining the executive members of most of the predecessor firms it has acquired or merged with in the last two decades. UBS believes the experience they have gathered over time is integral to their understanding and balancing of the different facets of the firm and its complex businesses. The different nationalities of its members also represent the fact that UBS is a truly global firm. This results in a spirit of partnership that creates a candid, productive and healthy ability to debate, take and implement decisions.

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

>> The authorities of the GEB are defined in the Organization Regulations, which are available on the internet at www.ubs.com/corporate-governance.

Regional coordination

As a result of the increasingly integrated nature of UBS’s business, the GEB’s regional coordination and governance processes have been strengthened and formalized. As publicly announced in November 2006, a number of GEB members were appointed as regional sponsors. In addition, at the Group Managing Board (GMB) level, a regional coordinator role was established.

For more information on the GMB, see pages 151 / 152 of this section.

     Huw Jenkins was appointed GEB regional sponsor for the US, Canada and Latin America, with Robert Wolf named

GMB coordinator for Canada and the US. Andre Esteves was appointed GMB coordinator for Latin America.

Raoul Weil was named GEB regional sponsor for Europe and Switzerland, with Jeremy Palmer and Alain Robert as GMB coordinators for Europe and Switzerland, respectively.
In the Middle East, John Fraser continues to be the regional sponsor, with Peter Burnett newly named as the region’s GMB coordinator.
The Asia Pacific governance framework remained unchanged.
Regional sponsors and coordinators are responsible for overall regional strategic planning, the escalation of issues (particularly in the case of conflicts with Business Group agendas), as well as advocacy of priorities and resource commitments that affect their region.
Regional sponsors and coordinators will also establish country facilitator teams within the region to be responsible for client relations and hospitality platforms, regulatory coordination, legal structure development, community affairs, advertising, branding, sponsorship, recruiting and retention.
In addition, they will be responsible for the oversight, enhancement and protection of UBS’s reputation in their respective regions.
It is important to note that this does not affect the global business structure we have in place. The move was made to facilitate and support cross-business decisions regionally. GMB sponsors and coordinators do, however, have veto and escalation rights regarding actions and initiatives that could threaten UBS’s reputation in a region or in a country.

Management contracts

UBS has not entered into management contracts with any third parties.

Corporate Governance
Compensation, shareholdings and loans

Compensation, shareholdings and loans

Our competitive strength depends on our ability to attract, retain and motivate the most talented people in financial services. The policies established by the Board of Directors Compensation Committee create incentives to promote an entrepreneurial, performance-driven culture and to support the firm’s integrated business strategy. By linking the compensation of senior executives to sustainable shareholder returns while adhering to our ethical values, the Compensation Committee aims to establish a framework for long-term value creation.

Compensation Committee

The Compensation Committee is made up of three non-executive, independent members of the Board. As of 31 December 2006, these were Rolf A. Meyer (chair), Sir Peter Davis and Peter Spuhler.

Governance, authorities and responsibilities

UBS has long been committed to the highest standards of corporate governance. The approval of senior executive compensation follows a rigorous process designed to ensure that no one participates in any decision affecting his or her own compensation.

The Compensation Committee is responsible for reviewing the Group Compensation Policy for submission to the Board.
Additionally – for executive members of the Board of Directors and members of the Group Executive Board (senior executives) – it has responsibilities in five key areas:
1.	Reviewing and approving the design of the compensation system, including compensation programs and plans;
2.	Determining the relationship between pay and performance;
3.	Approving salaries and incentive awards for senior executives;
4.	Reviewing and approving individual employment contracts; and
5.	Reviewing and approving the terms and conditions for GEB members relinquishing their positions.
Authority for compensation-related decisions is governed by the appendix to UBS’s Organization Regulations and by the charter of the Compensation Committee. The structure is as follows:

>> The full Charter of the Compensation Committee and the appendix to UBS’s Organization Regulations containing the authorities for compensation related decisions, are available on the firm’s website www.ubs.com/corporate-governance.

Corporate Governance

Activities

During 2006, the Compensation Committee carried out:
–	A review of best practice in compensation governance, design, pay mix and disclosure. This combined publicly-available data on key competitors with information provided by compensation consultants;
–	A review of pay and performance to ensure that senior executive compensation levels were appropriate compared with counterparts of competitors;
–	A review of the compensation plan rules for senior executives to ensure they clearly reflected shareholders’ interests and provided appropriate incentives for long-term value creation.

The Compensation Committee did not appoint any external compensation consultants during 2006. Rather, it relied on detailed background documentation – internal and external compensation surveys and other intelligence – provided by internal human resources specialists as well as on data from Group Controlling and Accounting. The Committee Chairman also made use of information obtained through his participation in various international seminars for compensation professionals.

Senior executive compensation policy

Principles

Two related principles govern our senior executive compensation programs (and, indeed, the compensation of all UBS employees): creation of shareholder value and pay for performance. Specifically:
–	All elements of compensation are managed in a globally consistent and integrated fashion, with clear recognition of pay for performance;
–	Compensation levels and practices are benchmarked against competitors; and
–	Significant exposure to UBS shares serves to align senior executive and shareholder interests.

     Annual total compensation is competitively positioned and we place a strong emphasis on the variable components of compensation, with the understanding that only superior performance will be rewarded with superior compensation. Such incentives provide the motivation to excel in the entrepreneurial, performance-oriented culture that is required to execute our integrated business strategy. In addition, the Compensation Committee verifies whether the senior executive fulfilled their objectives, in particular with regard to the importance of maintaining and spreading UBS’s ethical values throughout the firm.

Shareholder Alignment

The Compensation Committee structures senior executive compensation to ensure alignment with shareholder interests and long-term value creation. Specifically:
–	It rewards the achievement of personal and business objectives that balance individual performance and long-term business growth;
–	A minimum of half of the annual incentive compensation awarded to senior executives takes the form of UBS shares that vest or become unrestricted over five years, ensuring focus on long-term decisions and actions, and aiding retention of executive talent.
–	In addition to this significant mandatory deferral of compensation, all senior executives are required to accumulate and hold five times their cash compensation in UBS shares after five years in their position;
–	The strike price of stock options is set at 110% of the average high and low sale price of UBS shares on the grant date resulting in a 10% performance hurdle; significant share price growth is thus required before the exercise price becomes meaningful;
–	In certain circumstances, share and stock option plans are forfeited at termination or thereafter;
–	No additional severance payments are offered in instances of termination, although obligations earned up to and including the notice period are honoured in line with the contractual arrangements; and
–	All senior executives are offered the opportunity to invest voluntarily in additional UBS shares from their cash compensation.
All these mechanisms help focus senior leadership on the long-term interests of UBS shareholders and minimize the cost of any future terminations.

Corporate Governance
Compensation, shareholdings and loans

Pay for performance

UBS is committed to providing superior compensation only in return for superior performance, and continually strives to improve the benchmarks and processes that support informed compensation decision-making.
At the beginning of the year, each UBS senior executive agrees individual objectives and Key Performance Indicators (KPIs). Individual objectives focus on clients, economics, technical expertise, leadership, cross-business co-operation, strategic impact and personal contribution. KPIs vary by business and by individual; they typically include such measures as revenue growth, net profit, return on equity, return on assets, cost/income ratio, net new money, progress on strategic initiatives and adherence to UBS values.
Financial performance targets are clearly defined at UBS Group and Business Group levels.
As the year draws to a close, a senior executive’s performance against each objective and KPI is rigorously evaluated, not only by his or her immediate superior but also by peers and subordinates. This 360-degree assessment is both qualitative and quantitative – comprising financial and operational results for the year, as well as indicators of future performance. Performance against key competitors and performance trends over time are likewise reviewed, to the extent data is available.
To the extent that a senior executive’s business and individual performance exceeds – or falls short – of his or her agreed expectations, total compensation mirrors the outcome. In consequence, compensation levels can (and often do) vary widely from year to year.

Elements of compensation

Total compensation for senior executives comprises four elements: base salary, incentive awards, stock option awards and benefits.

Senior executive compensation plans

Senior Executive Equity Ownership Plan (SEEOP)

Under SEEOP, senior executives typically receive a minimum of 50% of their annual incentive award in the form of UBS shares. (This amount is subject to the discretion of the Compensation Committee.) Unless prohibited by local law, senior executives receive actual UBS shares with the same rights as ordinary shareholders. Shares are denominated either in CHF or USD depending on the currency of the executive’s incentive.
Shares normally vest in equal portions over a period of five years. For tax reasons, shares of Swiss-based senior executives are additionally restricted from sale for the duration of the five-year period.
Shares that have not vested at the time of termination are subject to forfeiture under certain circumstances; these include voluntary termination to join a competitor, termination for cause, or in connection with activities detrimental to the interests of UBS.

Senior Executive Stock Option Plan (SESOP)

Discretionary stock option awards are a long-term incentive, based on the individual past performance of each senior executive, their contribution to the overall success of the firm and their future potential.
All senior executives may be granted discretionary stock options under SESOP and are eligible to receive two matching stock options for each share they voluntarily purchase from cash compensation granted under the additional SEEOP program.
The strike price for senior executive stock options is set at 10% above the UBS share price on the grant date. This performance hurdle creates a strong incentive for senior executives to build sustainable shareholder value over the longer term.
Options normally vest after three years and remain exercisable for seven further years. Any unvested options will generally be forfeited should the executive leave voluntarily, join a competitor, be terminated for cause or act against the firm’s interests.

Corporate Governance

Base salaries

Base salary levels are established in a manner consistent with the role of each senior executive. Base salary adjustments are limited to significant changes in job responsibility.

Due to the variability of annual incentive awards, the ratio of base salary – a fixed amount – to total compensation can vary significantly year to year. In 2006, base salaries for senior executives constituted, on average, some 6.5% of total compensation.

Annual incentive awards

Each annual incentive award is assessed according to the individual’s achievement of his or her business goals and personal objectives. All senior executives are considered for an annual incentive award provided performance targets are achieved, but with a few rare exceptions (e.g., competitive practice or business strategy), annual incentives are completely discretionary and vary considerably, both from individual to individual and from year to year.

Exceptional individual performance is reflected in the annual incentive award rather than in an adjustment to base salary. The maximum annual incentive award is limited to double the senior executive’s target.
50% of the annual incentive award is granted in the form of mandatory restricted or deferred UBS shares; senior executives also have the opportunity to invest a further portion of their annual incentive in UBS shares, which attract a “two for one” stock option match. In certain jurisdictions, senior executives may also be offered the opportunity to invest a portion of their cash incentive in vehicles not related to UBS shares, provided such investment does not jeopardize their individual shareholding requirement.

Discretionary stock option awards

Stock options help align executive performance with long-term shareholder interests, since they deliver value only to the degree the share price appreciates more than 10% after the grant.

At UBS, discretionary stock option awards reward the individual’s contribution to the overall success of the firm. They do not form part of the annual incentive award but are a reflection of the success of our integrated business model.
The Board of Directors approves an annual option quantity for a three-year period. Within this limit, the Chairman’s Office annually allocates option quantities to the Business Groups and Corporate Center.

Benefits

UBS provides benefits to help attract and retain the best employees in each local market. Changes, terminations and the introduction of new benefits are governed by the procedures contained in the firm’s Organization Regulations. Benefits are a supplemental element of total compensation and vary substantially from location to location. In Switzerland, for example, senior executives participate in a general pension plan made up of three elements: (1) a basic component operated on the defined benefit principle (defined contribution principle as of 1.1.2007); (2) a savings plan to bridge the income gap between UBS retirement age and the age defined for the start of social security payments; and (3) a defined contribution bonus plan. No special pension schemes are offered to senior executives.

Outside Switzerland, senior executives participate in appropriately designed local pension plans. In the US, the firm offers two plans – one operating on a cash-balance basis, the other on defined contributions. US senior executives may also participate in a 401K defined contribution plan open to all employees. In the UK, senior executives participate in a pension plan operated on a defined contribution basis. (Note 31 to the UBS Group financial statements details the various retirement benefit plans established in Switzerland and in major foreign markets.)

Corporate Governance
Compensation, shareholdings and loans

Senior executive share ownership policy

With a view to aligning the interests of its management with those of its shareholders, UBS strongly encourages significant levels of stock ownership on the part of its senior executives.

–	As previously noted, a substantial part of the annual incentive award for senior executives is delivered in the form of mandatory restricted or deferred UBS shares.
–	Senior executives, moreover, who voluntarily elect to take an even greater proportion of their annual incentive award in the form of restricted or deferred UBS shares receive two additional UBS stock options for each additional share. The options are granted under SESOP in accordance with the conditions described before.

     Five years after appointment, senior executives are required to accumulate – and then hold – UBS shares with an aggregate value of five times the amount of the last three years’ average cash component of total compensation (base salary plus cash portion of incentive award). Holdings in UBS shares to be accumulated range from CHF 19 million to CHF 71 million per senior executive and thus constitute a substantial part of their personal wealth. Progress reports are provided to each senior executive annually, and executives will be expected to make steady progress towards their targets. Missed targets may lead the Compensation Committee to deny the grant of discretionary stock option awards.

In view of the SEEOP program, the employee “Equity Plus” program is not offered to senior executives.

Contracts of employment and severance payments

The Compensation Committee regularly reviews the individual employment contracts of senior executives. These contracts provide for a general notice period of twelve months, during which time the senior executive is entitled to receive salary and a pro rata incentive, unless he has been terminated for cause.

Shares held by executive members of the Board and members of the Group Executive Board [1]

Shares held as of 31 December 2006		7,774,048

Of which

Vested	vesting 2007	vesting 2008	vesting 2009	vesting 2010	vesting 2011

3,760,905	1,385,229	989,902	782,131	570,492	285,389

1 Includes parties closely linked to them.

No individual BoD or GEB member holds 1% or more of all shares issued.

Options held by executive members of the Board and members of the GEB, as of 31 December 2006
Number of options	Year of grant	Vesting date	Expiry date	Subscription ratio	Strike price

585,192	2001	20.02.2004	20.02.2009	1:1	CHF 50.00

648,886	2002	20.02.2005	31.01.2012	1:1	CHF 38.88

376,144	2002	31.01.2005	31.01.2012	1:1	USD 22.63

680,000	2002	28.06.2005	28.06.2012	1:1	CHF 40.38

120,000	2002	28.06.2005	28.12.2012	1:1	CHF 40.38

360,000	2003	31.01.2006	31.01.2013	1:1	USD 24.00

690,000	2003	31.01.2006	31.07.2013	1:1	CHF 32.50

1,144,564	2004	28.02.2007	28.02.2014	1:1	CHF 51.88

717,072	2004	28.02.2007	28.02.2014	1:1	USD 40.63

2,493,308	2005	01.03.2008	28.02.2015	1:1	CHF 55.75

560,772	2005	01.03.2008	28.02.2015	1:1	USD 47.75

2,510,860	2006	01.03.2009	28.02.2016	1:1	CHF 77.33

Parties closely linked to the executive members of the Board and members of the GEB do not hold any options on UBS shares.

Corporate Governance

The Compensation Committee has drawn up special employment agreements for the Chairman of the Board and the Executive Vice Chairmen. These agreements reflect the fact that these officers are appointed by UBS shareholders to a three-year term and may be terminated only by means of a shareholders’ vote.
Neither the GEB employment contracts nor the contracts for executive members of the BoD provide for any additional severance payment in case of termination apart from the normal salary and bonus entitlements. All payments are included in the numbers reported under the compensation for members of the Board and the GEB.

Key elements for decision-making process within the Compensation Committee

Key competitors

Compensation and benefit levels are primarily result-driven and further benchmarked against appropriate key competitors. These companies are selected for the similarity of their core business to that of UBS, as well as for comparable size, geographic distribution, business strategy and performance. Typically, these are also the companies from which UBS is most likely to hire and to which it is most likely to lose senior employees. Competitive compensation at a senior level is therefore a vital element in preventing the loss of leadership talent and experience from UBS to its competitors. Generally nine key competitors are considered to represent the most relevant labor market for senior executive compensation: Bear Stearns, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, JPMorgan Chase, Lehman Brothers, Merrill Lynch and Morgan Stanley. In the view of the Compensation Committee, UBS’s compensation systems compare favorably with these nine key competitors. For certain positions and for purposes of other analysis (including the best practice review), additional competitors may be taken into account (such as the large Swiss private banks, private equity firms and hedge funds, which are increasingly becoming attractive alternatives for our employees).

Comparison by business activity (key peers)
		Key competitors								Others
	UBS	BS	Citi	CS	DB	GS	JPM	LB	ML	MS	HSBC	RBS	ING	BofA

Global Wealth Management & Business Banking

WM CH	✓		✓	✓	✓	✓	✓		✓	✓

WM Int.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

WM US	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓				✓

BB/Retail CH	✓		✓	✓	✓					✓

Investment Bank

Equities	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Fixed Income	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓		✓

Foreign Exchange	✓		✓	✓	✓	✓	✓	✓	✓	✓	✓

Corporate Finance	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Global Asset Management

Core	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Alternatives	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓			✓

Corporate Governance
Compensation, shareholdings and loans

Actual process and decisions taken

The Compensation Committee makes decisions on individual senior executive compensation based on: (1) the individual performance and personal contributions of each member; (2) market data of competitors; (3) actual UBS compensation in prior periods; and (4) an assessment submitted by the Chairman of the Board. It also takes into consideration the proposals made by the Group CEO when making compensation decisions for GEB members.

Determination of 2006 incentive targets

In February 2006, the Compensation Committee defined personal incentive targets for each senior executive. Beginning with the individual incentive award for 2005, the Committee then applied the following steps:
i. a fixed % (increase or decrease) representing the difference between the 2006 financial forecast, and the 2005 actual results. The 2005 results used were net profit attributable to UBS shareholders at the UBS Group level, and, where applicable, profit before tax adjusted for goodwill funding and impairment charges at the Business Group level.
ii. a fixed reduction averaging 5% of the amount resulting from step i, being a productivity gain to shareholders. This means that an overall increase of 5% in 2006 business performance would be required relative to 2005 in order to achieve the same level of compensation in both years. If 2006 business results had remained at the same level as 2005, the target incentive awards to senior executives would have been on average 5% lower, before the application of the final discretionary adjustment.
iii. An individual discretionary increase or decrease, taking into account future potential, any change in role, and competitive positioning.

Determination of 2006 actual incentives

In early February 2007, actual 2006 results were assessed against the 2006 forecast (UBS’s Group and Business Group financial targets) as well as against similar metrics of key competitors. These measurements and assessments resulted in a fixed theoretical incentive award for each senior executive.
Finally, this theoretical incentive award was measured against various additional factors: personal performance based on individually defined criteria, future potential, leadership qualities and contributions to the overall success of UBS. This qualitative assessment led to discretionary increases or decreases from the theoretical incentive by up to +/–25%.
Long-term incentive option awards for 2006 were granted in February of the same year, based on the individual past performance of each senior executive, their contribution to the overall success of the firm and their future potential.

Decision-making factors for 2006 senior executive compensation

At the Group level, 2006 financial results exceeded internal targets and outperformed those of many competitors. UBS achieved a return on equity from continuing operations of 26.5%. This return exceeded the internal target of >20% as well as that of all but one of the firm’s peers. The 20% increase in diluted earnings per share from continuing operations is

Corporate Governance

well in line with UBS’s target of double-digit average annual growth. Total shareholder returns for the year under review were 21.5%. Cumulatively over a three-year period, they were 90.3%, and 104.4% over a five-year period. The UBS share price, moreover, has outperformed the DJ Stoxx Banks Europe Index over the recent three-year period by 15.4%.

While UBS’s share price appreciation and total shareholder returns – achieved over the most recent three- and five-year periods – are significantly better than the average performance of the peer group, it underperformed the average of its peers over the 2006 period. At the Business Group level, financial performance improved in all the firm’s core businesses, with a commensurate rise in both market share and competitiveness.

In determining the total compensation of senior executives, the Compensation Committee took into account three key factors behind the firm’s 2006 performance: (1) that EPS growth was strongly driven by profit (as opposed to share buybacks); (2) that this increased profit was derived primarily from revenue growth (not simply cost reduction); and (3) that the firm is successfully executing major strategic investment initiatives.

3 and 5 year total shareholder return (TSR); UBS vs. key competitors in %[1]

Bear Stearns
UBS
Lehman Brothers
Goldman Sachs
Deutsche Bank
Merrill Lynch
Credit Suisse
JP Morgan
Morgan Stanley
Citigroup
0 20 40 60 80 100 120 140 160 180 200
3-year TSR
5-year TSR

1 Calculation based on US dollar numbers.

UBS share price chart compared to SMI/DJ and peer firms

in % *1 January 2004 – 31 December 2006*

Source: Datastream

190
160
130
100
70
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06
UBS share price
DJI
SMI

190
160
130
100
70
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06
UBS share price
Average of UBS peers

Note: For current share price refer to: www.ubs.com/quotes

Corporate Governance
Compensation, shareholdings and loans

Actual 2006 compensation for executive members of the Board of Directors and the Group Executive Board

Total compensation for the financial year 2006 (base salary, incentive awards, stock options, employer’s contributions to retirement benefit plans, benefits in kind and fringe benefits) for the three executive members of the Board of Directors, the ten members of the Group Executive Board in charge as of 31 December 2006, was CHF 246,832,740. The increase of 10.9% over last year’s compensation figures compares favorably with the increase in Group profits of 18% (and 19% for the financial businesses). Total incentive awards for 2006 granted to senior executives represented 1.85% of the overall incentive awards distributed to UBS employees as a whole. The ratio of total compensation of all senior executives to UBS’s net profit before tax in 2006 was 1.51% excluding stock options and amounted to 1.68% including stock options based on fair market value. The corresponding ratios in 2005 were 1.55% and 1.71%.

Changes in the composition of the two corporate bodies – as well as an ongoing redefinition of executive roles – clearly impact the disclosed total compensation number and should be taken into consideration in any year-on-year comparison. While no changes took place in the two bodies during all of 2006, John Costas retired from the GEB at the end of 2005 and Rory Tapner joined the GEB as of 1 January 2006 as Chairman and CEO of Asia Pacific. Mark Sutton retired as of 1 January 2007. Due to obligations following a special contract in light of the reorganization in the US, a GEB member is entitled to receive USD 11 million for 2007 payable in 2008 and USD 5.5 million for 2008 payable in 2009. The full amount for the three-year contract has been accrued against the 2005 income statement.

Corporate Governance

Compensation for acting executive BoD members and members of the GEB[1]

Compensation details and additional information
	For the year ended
CHF, except where indicated	31.12.06	31.12.05	31.12.04

Base salaries and other cash payments	16,199,045	15,592,026	14,767,068

Incentive awards – cash	107,253,962	89,672,195	69,745,013

Employer’s contributions to retirement benefit plans	873,239	1,064,640	1,050,322

Benefits in kind, fringe benefits (at market value)	1,809,429	2,582,112	1,607,166

Total (requested by SWX)	126,135,675	108,910,973	87,169,569

Incentive awards – UBS shares (fair value)	95,340,402	92,877,243	79,723,391

Restricted UBS options (fair value)[2]	25,356,663	20,768,251	23,736,337

Total (including shares and options)	246,832,740	222,556,467	190,629,297

Total number of shares granted	1,258,370	1,311,492	1,584,510

Total number of options awarded[2]	2,439,776	2,877,526	2,188,104

of which CHF options	2,439,776	1,937,526	947,332

of which USD options	0	940,000	1,240,772

1 Related parties of senior executives were not granted any shares or options.  2 Includes options granted to match voluntary increases of the share portion of the incentive award.

Explanations:
–	Number and distribution of senior executives:
–	2004: three executive BoD, seven GEB members in office as of 31 December and two who stepped down during the year.
–	2005: three executive BoD, and ten GEB members in office as of 31 December and one executive BoD who retired during the year.
–	2006: three executive BoD, and ten GEB members in office as of 31 December.
–	Benefits in kind: car leasing, company car allowance, staff discount on banking products and services, health and welfare benefits, general expense allowances.
–	Shares for 2006 are valued at CHF 75.85 per share (average price of UBS shares at virt-x over the last ten trading days of February 2007), and USD 61.49 per share (average price of UBS shares at the NYSE over the last ten trading days of February 2007). 2005 values per share: CHF 70.75 / USD 53.93. 2004 values per share: CHF 50.90 / USD 43.37.
–	Options on UBS shares were granted at a strike price of CHF 77.33. This represents ten percent above the average high and low price at the virt-x on the last trading day of February 2006. Options vest three years after grant and expire ten years after the date of grant.
–	Fair values per option at grant: CHF 10.40 for options granted in February 2006; CHF 6.23 / USD 6.73 for op-
tions granted in February 2005 and CHF 9.54 for options granted to match higher share elections in February 2007. No US dollar options have been issued since February 2005. 2004 fair values per option at grant: CHF 11.95 / USD 10.26.
–	Retirement plan benefits: In Switzerland, UBS senior executives participate in the firm’s general pension plans. These comprise: (1) a basic component operated on the defined benefit principle (defined contribution principle as of 1.1.2007); (2) a savings plan to bridge the income gap between UBS retirement age and the age defined for the start of social security payments; and (3) a defined contribution principle bonus plan. In 2006, the cap compensation amount included in these plans (for all employees) was set at CHF 774,000. This translates into a maximum annual pension of CHF 313,708 after retirement plus a one-off payout of accumulated capital from the savings plan, in a maximum amount of CHF 297,617. In the US there are two different plans, one operating on a cash balance basis, which entitles the participant to receive a contribution based on compensation limited to USD 250,000. The other plan is a defined contribution plan with compensation included up to a limit of USD 220,000. US senior executives may also participate in the UBS 401K defined contribution plan open to all employees. In the UK, the pension plan for senior executives is limited to an earnings cap of GBP 100,000.

Corporate Governance
Compensation, shareholdings and loans

Additional honorariums and remuneration

All income from business mandates must be paid or reimbursed to UBS. Senior executives have no entitlement to any compensation received by them due to any mandate-related roles undertaken on behalf of UBS, its subsidiaries or its clients.
No additional honorariums or remuneration were paid to any of the Board or GEB members.

Loans granted to executive Board members and members of the GEB

UBS – as a global financial services provider as well as the major bank in Switzerland – typically has business relationships with most large companies. In many of these, UBS Board members often assume management or non-executive board responsibilities. Moreover granting loans – both to individuals and to companies – is part of the ordinary business of UBS. Executive members of the Board and the members of the GEB are granted loans, fixed advances and mortgages at the same terms and conditions as other employees, based on third-party conditions adjusted for reduced credit risk.
As of 31 December 2006, mortgages in the amount of CHF 17,559,250 had been granted to six members of the group of senior executives and their close family members. Loans granted to a private investment company related to one GEB member amounted to CHF 6,500,000.

Highest total remuneration for a BoD member

Total compensation for the highest-paid member of the Board of Directors, Chairman Marcel Ospel, amounted to CHF 26,591,803 for the financial year 2006. The increase of 10.9%

over his 2005 total compensation compares favorably to the Group’s profit increase for financial businesses of 19%.

Compensation of the Chairman

Assessment elements for the Chairman’s compensation
For its decision on the Chairman’s compensation, the Committee relies on an annual assessment performed by the full Board and on its own judgment of his performance and contributions, taking into account pay levels for comparable functions outside UBS.
The Chairman’s compensation also reflects other significant accomplishments such as his decisive role in shaping UBS as a global leading financial services firm and his contribution to the creation of a strong leadership team. In addition, the Chairman worked with the Nominating Committee to recruit two new qualified directors to the Board, further strengthening the composition of the UBS Board.
UBS’s key competitors paid total annual compensation of between CHF 18 million and CHF 48 million to their Chairman and / or CEOs in 2005. Median pay for the Chairman and / or CEO of this group was CHF 30 million; the second highest value stood at CHF 44 million. These numbers include base salaries, cash bonus and the fair value of equity-based awards.

Compensation for former members of the Board and GEB

Six former senior executives of UBS and its predecessor banks benefited from the use of office space and administrative support, mostly in connection with mandates they continue to hold on behalf, or in the interests, of UBS. The total value of these benefits amounted to CHF 2,075,199 in 2006.

Highest total compensation for a BoD member

Compensation details and additional information

Total compensation of the highest paid member of the Board of Directors, Chairman Marcel Ospel, amounted to CHF 26,591,803 for the financial year 2006:

	For the year ended
CHF, except where indicated	31.12.06	31.12.05	31.12.04

Base salary	2,000,000	2,000,000	2,000,000

Incentive awards – cash	10,550,000	9,625,000	9,500,000

Employer’s contributions to retirement benefit plans	98,949	98,949	82,588

Benefits in kind, fringe benefits (at market value)	272,802	197,192	190,371

Incentive award – UBS shares (fair value)	10,550,052	9,625,113	9,500,078

Restricted UBS options (fair value)	3,120,000	2,429,700	0	[1]

Total	26,591,803	23,975,954	21,273,037

Number of UBS shares granted	139,091	136,044	186,642

Number of UBS options granted	300,000	390,000	0	[1]

1 Marcel Ospel chose not to take up his entitlement under the “Senior Executive Stock Option Plan”.

Corporate Governance

Additional information on equity-based compensation

Disclosure differences between IFRS and SWX requirements

Since 1 January 2005, expensing of equity-based compensation has become mandatory. International Financial Reporting Standards (IFRS) require entities to recognise the fair value of share-based payments to employees as a compensation expense, recognised over the service period (typically equivalent to the vesting period). Disclosure of share-based compensation in UBS financial statements is, therefore, reported on this accounting basis. The disclosure of compensation in this report, however, is based solely on share and option valuation at fair value for the grant period.

Disclosure of management transactions

Since 1 July 2005, UBS has disclosed to the SWX on a no-name basis all transactions in the firm’s shares and options by members of its Board of Directors and GEB. In 2006, shares and options worth CHF 100.6 million were sold by ten members of the Board of Directors and GEB. During the reporting period, shares worth CHF 1 million were bought by four members of the Board of Directors. The predominately sales-driven transactions have to be viewed in the light of the fact that senior executives receive at least 50% of their incentive pay in shares and options, and that stringent shareholding requirements apply.

Corporate Governance
Compensation, shareholdings and loans

Non-executive directors’ remuneration
–	Remuneration of non-executive directors is not dependent on the Group’s financial performance.
–	Board members receive a base fee of CHF 300,000. This excludes a CHF 15,000 reimbursement of business expenses incurred in the performance of their duties.
–	The chairmen and members of the Audit, Compensation, Nominating and Corporate Responsibility Committees receive additional retainers between CHF 100,000 and CHF 600,000 per mandate, commensurate with the workload associated.
–	Fees are paid 50% in cash and 50% in restricted UBS shares. However, non-executive Board members can elect to have 100% of their remuneration paid in restricted UBS shares. For the period between the 2006 and 2007

AGMs, four non-executive Board members elected to receive 100% – rather than the mandatory minimum 50% – of their remuneration in restricted UBS shares. This preference, disclosed in accordance with the management transaction requirements of the SWX, will be effective for 2007 only.
Shares are attributed with a price discount of 15% and are restricted from sale for four years.

Actual remuneration 2006 for non-executive members of the Board of Directors

The aggregate compensation paid to non-executive members of the Board of Directors for the period between the 2006 and 2007 AGMs, under the arrangements outlined above, was CHF 5,983,753 as described in the following table:

Remuneration for non-executive members of the Board
	For the period
CHF, except where indicated	AGM 2006/2007	AGM 2005/2006	AGM 2004/2005

Cash	1,688,802	2,292,321	2,210,130

Restricted UBS shares at fair value	4,249,951	3,772,956	3,516,681

Total	5,938,753	6,065,277	5,726,811

Number of UBS shares granted (15% discount)	56,031	53,328	69,090

Explanations:
–	Number of non-executive BoD members: 2004: seven acting members as of 31 December. 2005: eight acting members as of 31 December. 2006: nine acting members as of 31 December.
–	Shares valued at CHF 75.85 (average price of UBS shares at virt-x over the last ten trading days of February 2007), discount price CHF 64.45. The shares are blocked for four years. Related parties of non-executive BoD members are not granted any shares. Value per share 2005: CHF 70.75; 2004: CHF 50.90
–	Allowance for “out of pocket” expenses (CHF 15,000) are in addition.

Memberships on Board committees for non-executive members of the Board
For the AGM period 2006 / 2007
Corporate
	Audit	Compensation	Nominating	Responsibility
Name	Committee	Committee	Committee	Committee

Ernesto Bertarelli			✓

Sir Peter Davis		✓

Gabrielle Kaufmann-Kohler				✓

Rolf A. Meyer	✓	Chair

Helmut Panke			Chair

Peter Spuhler		✓

Peter Voser	✓

Lawrence A. Weinbach	Chair

Joerg Wolle			✓

✓ = Member; Chair = Chairman of the respective committee

Corporate Governance

Share and option ownership

Non-executive Board members hold no options, nor do parties closely linked to them.

Loans granted to non-executive Board members

Individual loans and mortgages granted to two non-executive Board member amounted to CHF 1,673,670. Loans granted to companies related to six non-executive Board members amounted to CHF 865.5 million, including guarantees, contingent liabilities and unused committed credit facilities. For details see note 33 to the financial statements.

Loans and advances to non-executive Board members and related parties are made on terms comparable to those prevailing at the time for transactions with non-affiliated persons.

Shares held by non-executive members of the Board [1]

Shares held as of 31 December 2006:		200,676

Of which

Non-restricted	Blocked until 2007	Blocked until 2008	Blocked until 2009	Blocked until 2010

23,668	42,164	39,242	53,494	42,108

1 Includes parties closely linked to them.

No individual board member holds 1% or more of all shares issued.

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

The Annual General Meeting (AGM) offers shareholders the opportunity to raise any questions regarding the development of the company and the events of the year under review. The members of the Board of Directors and Group Executive Board, as well as the internal and external auditors, are present to answer these questions.

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

Statutory quorums

Shareholder resolutions, the election and re-election of Board members, and the appointment of the Group and Statutory Auditors are decided at the General Meeting of Shareholders by an absolute majority of the votes cast, excluding blank and invalid ballots. Swiss company law requires that for certain specific issues a majority of two-thirds of the votes represented at the meeting vote in favor of the resolution. These issues include the introduction of voting shares, the introduction of restrictions on the transferability of registered shares, conditional and authorized capital increases, and restrictions or exclusion of shareholders’ preemptive rights.

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

Convocation of general meetings of shareholders

The Annual General Meeting of Shareholders normally takes place in April, but in any case within six months of the close of the financial year. A personal invitation including a detailed agenda and explanation of each motion is sent to every registered shareholder at least 20 days ahead of the scheduled meeting. The meeting agenda is also published in various Swiss and international newspapers and on the internet at www.ubs.com/shareholder-meeting.

Extraordinary General Meetings may be convened whenever the Board of Directors or the statutory auditors consider it necessary. Shareholders individually or jointly representing

Corporate Governance

at least 10% of the share capital may, at any time, ask in writing that an Extraordinary General Meeting be convened to deal with a specific issue put forward by them. Such a request may also be brought forward during the AGM.

Placing of items on the agenda

Shareholders individually or jointly representing shares with an aggregate par value of CHF 62,500 may submit proposals for matters to be placed on the agenda for consideration by the shareholders’ meeting.

UBS publishes the deadline for submitting such proposals in various Swiss and international newspapers and on its web-site (www.ubs.com/shareholder-meeting). Requests for items to be placed on the agenda must include the actual motions to be put forward, together with a short explanation, if necessary. The Board of Directors formulates an opinion on the proposals, which is published together with the motions.

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

External, independent auditors

Ernst & Young Ltd., Basel, have been assigned the mandate to serve as global auditors for the UBS Group. They assume all auditing functions according to laws, regulatory requests, and the UBS Articles of Association (see also the paragraph about auditors responsibilities in the regulation and supervision section on page 145–147). The Audit Committee of the Board annually assesses the independence of Ernst & Young Ltd. and has determined that they meet all independence requirements established by the US Securities and Exchange Commission (SEC). Authority for pre-approval of all additional audit, audit-related and non-audit mandates to the principal auditors lies with the Audit Committee, ensuring that independence of the auditors is not jeopardized by conflicts of interests through additional mandates. Ernst & Young Ltd. inform the Audit Committee annually of the measures they are taking to ensure their own and their employees’ independence from UBS. The Audit Committee assesses this information on behalf of the Board and informs the Board accordingly.

At the 2006 AGM, BDO Visura, Zurich, was appointed as special auditor for a three-year term of office. The special auditors provide audit opinions in connection with capital increases, independently from the Group auditors.

Duration of the mandate and term of office of the lead partners
After the UBS-SBC merger, Ernst & Young Ltd., Basel were first appointed as UBS’s principal external auditor for the audit of the 1998 financial statements. Following a comprehensive evaluation process during 1999, they were proposed for re-election at the 2000 AGM. The AGMs through 2006 annually confirmed their mandate, and they will be proposed for re-election at the 2007 AGM.

The lead partners in charge of the UBS audit are Andrew McIntyre and Andreas Blumer since 2005 and 2004, respectively.

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
Audit-related work consists primarily of additional attest services, such as retirement and compensation plan audits,

Fees paid to external auditors

UBS paid the following fees (including expenses) to its principal external auditors Ernst & Young Ltd.:

	For the year ended
in CHF thousand	31.12.06	31.12.05

Audit

Global audit fees	48,925	39,802

Additional services classified as audit (services required by law or statute, including work of non-recurring nature mandated by regulators)	14,766	9,984

Total audit	63,691	49,786

Non-audit

Audit-related fees	7,843	10,870

Tax advisory	1,249	2,511

Other	3,043	3,076

Total non-audit	12,135	16,457

Corporate Governance
Auditors

agreed upon procedures reports required by contract and audits performed at the request of management. It also includes due diligence work on acquisitions and initial work relating to the eventual attestation as to UBS’s compliance with section 404 of the US Sarbanes-Oxley Act of 2002.

Tax work means services performed by professional staff in Ernst & Young’s tax division, other than audit work, and includes tax compliance, tax consultation and tax planning in respect of UBS’s own affairs. Ernst & Young Ltd. may not provide tax consulting to members of UBS management who serve in a financial reporting oversight role.
“Other” services are only approved on an exceptional basis. In 2005 and 2006, they mainly comprised on-call advisory services and selected transaction-related operational reviews.
In addition to the fees listed in the table, Ernst & Young were paid CHF 22,080,000 in 2006 (CHF 20,575,000 in 2005) for audit and tax work performed on behalf of UBS Investment Funds, many of which have independent fund boards or trustees.

Pre-approval procedures and policies
All services provided by Ernst & Young Ltd. have to be pre-approved by the Audit Committee of the Board. A pre-approval may be granted either for a specific mandate or in the form of a general pre-approval authorizing a limited and well-defined type and amount of services. The Audit Committee has delegated pre-approval authority to its chairman. After endorsement by the Group CFO, requests for mandates are routed to the Company Secretary, who submits them to the chairman of the Audit Committee for approval. At each quarterly meeting, the Audit Committee is informed on the approvals granted by its chairman.

The SEC prohibits independent auditors from providing a number of specific services. Ernst & Young Ltd. have not provided any such services during the year.

Group Internal Audit

With 300 staff members worldwide at 31 December 2006, Group Internal Audit supports the Board of Directors and its Committees by independently assessing the effectiveness of UBS’s system of internal controls and compliance of the Firm with statutory, legal and regulatory requirements. All key issues raised by Group Internal Audit are communicated to the management responsible, to the Group CEO and to the executive members of the Board of Directors via formal Audit Reports. The Chairman’s Office and the Audit Committee of the Board are regularly informed of important findings. Group Internal Audit closely cooperates with internal and external legal advisors and risk control units on investigations into major control issues.

To maximize its independence from management, the Head of Group Internal Audit, Markus Ronner, reports directly to the Chairman of the Board. Group Internal Audit has unrestricted access to all accounts, books and records and must be provided with all information and data needed to fulfil its auditing duties. The Chairman’s Office may order special audits to be conducted, and the Group Executive Board, with the agreement of the Chairman, may also instruct Group Internal Audit to conduct such audits.

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
The Audit Committee regularly meets with the lead partners of the external auditors, and at least four times per year. It also regularly meets with the Head of Group Internal Audit.
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

UBS provides regular information to its shareholders and to the financial community.

Financial results will be published as follows:

First Quarter	3 May 2007

Second Quarter	14 August 2007

Third Quarter	30 October 2007

Fourth Quarter	14 February 2008

The Annual General Meeting of Shareholders will take place as follows:

2007	18 April 2007

2008	23 April 2008

2009	15 April 2009

UBS meets with institutional investors worldwide throughout the year. We regularly hold results presentations, specialist investor seminars, roadshows, individual and group meetings. Where possible, meetings involve senior management as well as members of our Investor Relations team. We make use of diverse technologies such as webcasting, audio links and cross-location video-conferencing to widen our audience and maintain contact with shareholders around the world.

Our website (www.ubs.com/investors) has comprehensive information on UBS, including a complete set of published reporting documents, on-demand access to recent webcasts and a selection of senior management industry conference presentations.
Once a year, unless they explicitly choose not to, registered shareholders receive our Annual Review. It provides an overview of the firm and its activities during the year as well as key financial information. Each quarter, they are mailed a brief update on our quarterly financial performance. Shareholders can also request our complete financial reports, produced on a quarterly and annual basis, free of charge.
To ensure fair access to and dissemination of our financial information, we make our publications available to all shareholders at the same time.
A complete list of all sources of information about UBS and contact details for shareholders as well as other interested parties are included in this Handbook on page 4 – 6.

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

To continue to achieve these goals, we apply the following principles in our financial reporting and disclosure:
–	Transparency: our disclosure is designed to enhance understanding of the economic drivers and detailed results of the business, in order to build trust and credibility
–	Consistency: we aim to ensure that our disclosure is consistent and comparable within each reporting period and between reporting periods
–	Simplicity: we try to disclose information in as simple a manner as possible, allowing readers to gain the appropriate level of understanding of our businesses’ performance
–	Relevance: we aim to avoid information overload by focusing our disclosure on what is relevant to UBS’s stakeholders, or required by regulation or statute
–	Best practice: we strive to ensure that our disclosure is in line with industry norms, and if possible leads the way to improved standards.

Financial reporting policies

We report UBS’s results after the end of every quarter, and include a breakdown of results by business groups and business units and extensive disclosures relating to credit and market risk.

We prepare UBS’s financial statements according to Inter- national Financial Reporting Standards (IFRS), and provide additional information in our Financial Report to reconcile the UBS accounts to US Generally Accepted Accounting Principles (US GAAP). A detailed explanation of the basis of UBS’s accounting is given in Note 1 to the Financial Statements, which are published in the Financial Report 2006. An explanation of the critical accounting policies applied in the preparation of our financial statements is provided in a specific section in our Financial Report 2006.

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

In accordance with Section 404 of the United States Sarbanes-Oxley Act of 2002, the management of UBS is responsible for establishing and maintaining adequate internal control over financial reporting. Management’s assessment of the effectiveness of internal control over financial reporting as of the end of the period covered by the Annual Report, together with our external auditors’ report on such assessment, appears in our Financial Report 2006.

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

Regulatory policy

Swiss regulatory policies are formulated on three levels. The first two are the statutory levels of primary and secondary legislation issued by Parliament and the Swiss Federal Council. The SFBC has substantial influence on the drafting of these regulatory statutes (for example, the specific ordinance concerning the prevention of money laundering of 18 December 2002, amended in 2003). On a more technical level, the SFBC is empowered to issue so-called circulars, 28 of which are presently effective. These include a circular ruling on the supervision and internal controls at banks, issued on 27 September 2006, and a circular ruling on the supervision of large banking groups, issued on 21 April 2004. The latter prescribes what information we are required to provide to the SFBC, the structure of our regular interaction with them, and the scope of on-site reviews (prudential independent controls) as well as extended audits by the SFBC. In an effort to streamline regulation, the SFBC decided on 1 December 2006, in consultation with the industry, to rescind five circulars. In certain fields, the SFBC officially endorses self-regulatory guidelines issued by the banking industry (through the Swiss Bankers’ Association), making them an integral part of banking regulation. Examples are:

–	Guidelines on the simplified prospectus for structured products (forthcoming)
–	Agreement of Swiss Banks on Deposit Insurance, 2005
–	Allocation Directives for the New Issues Market, 2004
–	Agreement on Swiss banks’ code of conduct with regard to the exercise of due diligence (CDB 03), 2003
–	Directives on the Independence of Financial Research, 2003
–	Guidelines on Internal Control, 2002
–	Guidelines on the handling of dormant accounts, custody accounts and safe-deposit boxes held in Swiss banks, 2000

Certain aspects of securities broking, such as the organization of trading, are subject to self-regulation through the SWX Swiss Exchange (for example, the Listing regulation of 24 January 1996, as amended) and the Swiss Bankers’ Association (for example, the Code of Conduct for securities brokers), under the overall supervision of the SFBC. As a means of improving information flows to investors, the SWX Swiss Exchange on 1 July 2005 enacted an amendment requiring the disclosure of management transactions.

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

Corporate Governance
Regulation and supervision

The SFBC has direct responsibility for supervision in two areas: capital requirements for market risk (which will be further expanded to cover the advanced credit and operational risk models and Pillar 3 under Basel II), and the supervision of the two large Swiss banking groups, including UBS. The supervisory strategy entails direct supervision in the form of regular meetings with bank management, supervisory visits to our operations, on-site reviews, direct reporting, both routine and ad hoc, and regular meetings, with the host regulators of our overseas activities. There is close cooperation, including regular meetings between the SFBC and UBS’s US and UK regulators, and further links are being established by the SFBC with other relevant regulators.

Reporting requirements and capital requirements

UBS reports financial, capital, legal and risk information to the SFBC. The SFBC also reviews the bank’s risk management and control principles and procedures in all areas of risk, including Know Your Customer rules and anti-money laundering practices.
Switzerland applies the internationally agreed capital adequacy rules of the Basel Capital Accord, but the SFBC implementation imposes a more differentiated and tighter regime than the internationally agreed rules, including a more stringent definition of capital (see Capital management on page 96). On 18 October 2006, the SFBC issued a national law implementing Basel II, which will enter into force on 1 January 2008.

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

Regulation and supervision in the US

Banking regulation

UBS’s operations in the United States are subject to a variety of regulatory regimes. It maintains branches in California, Connecticut, Illinois, New York and Florida. UBS’s branches located in California, New York and Florida are federally licensed by the Office of the Comptroller of the Currency. US branches located in Connecticut and Illinois are licensed by the state banking authority of the state in which the branch is located. Each US branch is subject to regulation and examination by its licensing authority. In addition, the Board of Governors of the Federal Reserve System exercises examina-
tion and regulatory authority over our state-licensed US branches. We also maintain state and federally chartered trust companies and other limited purpose banks, which are regulated by state regulators or the Office of the Comptroller of the Currency. Only the deposits of UBS’s subsidiary bank located in the state of Utah are insured by the Federal Deposit Insurance Corporation. The regulation of our US branches and subsidiaries imposes restrictions on the activities of those branches and subsidiaries, as well as prudential restrictions, such as limits on extensions of credit to a single borrower, including UBS subsidiaries and affiliates.
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
In addition to the direct regulation of our US banking offices, operating US branches subjects UBS to oversight regulation by the Board of Governors of the Federal Reserve System under various laws, including the International Banking Act of 1978 and the Bank Holding Company Act of 1956. On 10 April 2000, UBS AG was designated a “financial holding company” under the Bank Holding Company Act of 1956. Financial holding companies may engage in a broader spectrum of activities, including underwriting and dealing in securities. To maintain its financial holding company status, UBS, its US subsidiary federally chartered trust company, and its US subsidiary bank located in Utah are required to meet or exceed certain capital ratios and UBS’s US branches, its US subsidiary federally chartered trust company, and its US subsidiary bank located in Utah are required to meet or exceed certain examination ratings. A major focus of US governmental policy relating to financial institutions in recent years has been aimed at fighting money laundering and terrorist financing. Regulations applicable to UBS and its subsidiaries impose obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing could have serious legal and reputational consequences for the institution.

Corporate Governance

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

These entities are regulated by a number of different government agencies and self-regulatory organizations, including the Securities and Exchange Commission and the National Association of Securities Dealers (NASD). Depending upon the specific nature of a broker-dealer’s business, it may also be regulated by some or all of the New York Stock Exchange (NYSE), the Municipal Securities Rulemaking Board, the US Department of the Treasury, the Commodities Futures Trading Commission, and other exchanges of which it may be a member. In addition, the US states, provinces and territories have local securities commissions that regulate and monitor activities in the interest of investor protection. These regulators have a variety of sanctions available, including the authority to conduct administrative proceedings that can result in censure, fines, the issuance of cease-and-desist orders or the suspension or expulsion of the broker-dealer or its directors, officers or employees.

In the second quarter of 2007, the NASD and NYSE regulatory functions will be combined into a new private sector self-regulatory organization with one set of broker-dealer rules. Examinations will then be conducted out of a single entity using a single rulebook. Exchange monitoring will continue to be conducted separately by each exchange.

Regulation and supervision in the United Kingdom

UBS’s operations in the United Kingdom are regulated by the Financial Services Authority (FSA), the UK’s single regulator, which establishes a regime of rules and guidance governing all relevant aspects of financial services business.

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

Independence of directors

The Board of Directors, based on the listing standards of the NYSE, approved “Criteria for defining external Board members’ independence”, which are published on the firm’s website under www.ubs.com/corporate-governance. Each external director has to personally confirm his compliance with the criteria. The Board, at its meeting of 8 February 2007, affirmatively determined that Ernesto Bertarelli, Sir Peter Davis, Gabrielle Kaufmann-Kohler, Rolf A. Meyer, Helmut Panke, Peter Spuhler, Peter Voser, Lawrence A. Weinbach and Joerg Wolle have no material relationship with UBS, either directly or as a partner, controlling shareholder or executive officer of a company that has a relationship with UBS. Each of them also met all other requirements of the Board and of the New York Stock Exchange with respect to independence, with the exception of Ernesto Bertarelli. Mr. Bertarelli does not satisfy one of the independence requirements because UBS is the main sponsor to Team Alinghi, the defender of the “America’s Cup 2007”. Mr. Bertarelli is the owner of Team Alinghi SA. Otherwise Ernesto Bertarelli fully satisfies the New York Stock Exchange independence requirements. The Board of Directors does not believe that UBS’s sponsorship of Team Alinghi impairs Mr. Bertarelli’s independence in any way.

The Board of Directors has also determined that Lawrence A. Weinbach, Rolf A. Meyer and Peter Voser meet the more stringent independence requirements for Audit Committee members. They do not receive directly or indirectly any consulting, advisory or other compensatory fees from UBS other than in their capacity as directors. They do not hold directly or indirectly UBS shares in excess of 5% of the outstanding capital, and none of them serves on the audit committees of more than two other public companies. The Board determined that all three Audit Committee members are financially literate and that Lawrence A. Weinbach, Rolf A. Meyer and Peter Voser are “financial experts” according to the definitions established by the US Sarbanes-Oxley Act of 2002, Lawrence A. Weinbach being a certified public accountant and having been in the audit and accounting business during most of his professional career, Rolf A. Meyer through his former responsibility as Chief Financial Officer of a large listed company, and Peter Voser being the Chief Financial Officer of Royal Dutch Shell plc.
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

Board committees

UBS has established audit, compensation and nominating committees. The charters for all Board Committees are published on www.ubs.com/corporate-governance. Additional information on the Board Committees’ mandates, responsibilities and authorities and their activities during 2006 can be found on pages 113–119 of this section.

In addition to these three committees, the Chairman of the Board and the Vice Chairmen form a “Chairman’s Office”, which has clearly defined authorities and duties. It also has responsibility for oversight of the internal audit function (as defined in the Swiss Federal Banking Commission’s Circular Letter on Internal Audit) and acts as Risk Committee of

Corporate Governance

the Board. For more details see page 117 of this section, the UBS Organization Regulations with its Appendix, and the Charter for the Chairman’s Office (www.ubs.com/corporate-governance).

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
Under Swiss Company Law, the approval of compensation plans is not within the authority of the AGM, but of the Board of Directors. The reason for this approach is that the capital of a Swiss company is determined in the Articles of Association and, therefore, each increase of capital has to be submitted for shareholders’ approval. If equity-based compensation plans result in a need for a capital increase, AGM approval is mandatory. If, however, shares for such plans are purchased in the market, shareholders do not have the authority to vote on their approval.
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

The New York Stock Exchange has published new forms for the annual and interim written affirmation required under Section 303A.12(c) of the NYSE Corporate Governance listing standards. NYSE-listed foreign private issuers are required to submit an annual written affirmation and accompanying exhibits to the NYSE, certifying that it is in compliance with the NYSE corporate governance requirements applicable to foreign private issuers – specifically the audit committee requirements and the requirement to provide a statement of significant corporate governance differences. NYSE-listed foreign private issuers have become subject to these requirements as of 31 July 2005. UBS filed the requested affirmation forms and exhibits in mid-July 2005.

From now on, the annual written affirmation will have to be submitted no later than 30 days after filing the annual report on Form 20-F with the SEC.

Corporate Governance
Compliance with NYSE listing standards on corporate governance

Corporate Governance Guidelines, Code of Business Conduct and Ethics, and Whistleblowing Protection

The Board of Directors has adopted corporate governance guidelines, which are published on the UBS website at www. ubs.com/corporate-governance.

The Board of Directors has also adopted a Code of Business Conduct and Ethics with an Addendum for principal executive, financial and accounting officers or controllers, as required by the US Sarbanes-Oxley Act.

>> The code is available on the UBS website at www.ubs.com/corporate-governance.

The Audit Committee of the Board has established rules for the handling of complaints related to accounting and auditing matters in addition to the internal policies on Whistleblowing Protection for Employees and on Compliance with Attorney Standards of Professional Conduct.

>> The Audit Committee Procedures are available on the UBS website (www.ubs.com/corporate-governance).

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

Members as of 31 December 2006 and announced changes.

Global Wealth Management & Business Banking
Michel Adjadj	Head of Wealth Management Eastern Mediterranean, Middle East & Africa

Bernhard Buchs	Chief Risk Officer

Robert J. (Bob) Chersi	Deputy Chief Financial Officer

Arthur Decurtins	Head of Wealth Management Benelux, Germany & Central Europe (stepped down on 1 March 2007)

Diane Frimmel	Director of Operations and Services, Wealth Management US

Marten Hoekstra	Head of Wealth Management US

Dieter Kiefer	Head of Wealth Management Western Europe

Martin Liechti	Head of Wealth Management Americas

Hans-Ulrich Meister	Head of Business Banking

Francesco Morra	Head of Wealth Management Italy

Tom Naratil	Head of Market Strategy and Development

Rolf Olmesdahl	Head Information Technology

Werner H. Peyer	Head of Wealth Management for Zurich region

James M. Pierce	Head Western Division, Wealth Management US

James D. Price	Head Eastern Division, Wealth Management US

Joe Rickenbacher	Chief Credit Officer

Alain Robert	Head of Wealth Management Switzerland

Felix B. Ronner	Global Head of Transaction Products and Head of Products & Services Europe

Kathryn Shih	Head of Wealth Management Asia Pacific

Jean Francis Sierro	Head of Resources (retired on 1 February 2007)

Anton Stadelmann	Chief Financial Officer

Michael A. Weisberg	Global Head of Products & Services

Klaus W. Wellershoff	Global Head Wealth Management Research

Stephan Zimmermann	Chief Operations Officer

Global Wealth Management & Business Banking (continued)

New members as of 1 March 2007:

Matthew J. Brumsen	Head Business Unit UK, Northern and Eastern Europe

Gabriela Payer Fruithof	Global Head Human Resources

Niklaus Pfau	Head Advisory & Sales Management WM International

Michael Strobaek	Global Head Investment Solutions

Juerg Zeltner	CEO of UBS Deutschland AG

Investment Bank
Andy Amschwand	Head of Investment Bank Switzerland
Global Head of Foreign Exchange /
Cash and Collateral Trading

David Aufhauser	Global General Counsel

David A. Bawden	Chief Credit Officer

Maria Bentley	Global Head of Human Resources

Michael Bolin	Chief Administrative Officer
(stepped down on 1 March 2007)

Mark Branson	CEO and President of UBS Securities Japan Ltd.

Simon C. Bunce	Global Head of Fixed Income and Rates

Daniel Coleman	Joint Global Head of Equities

Regina A. Dolan	Chief Financial Officer

André Esteves	Chairman and CEO UBS Latin America

Juerg Haller	Chief Operating Officer UBS Latin America, Investment Bank

J. Richard Leaman III	Joint Global Head Investment Banking Department

Jeffrey A. McDermott	Joint Global Head Investment Banking Department

Ken Moelis	President of Investment Bank

Brad Orgill	CEO and Chairman, Australasia

Jeremy Palmer	CEO of the Investment Bank in Europe, Middle East and Africa (EMEA)

John Pius Wall	Joint Global Head of Equities

Alexander Wilmot-Sitwell	Joint Head Investment Banking Department

Robert Wolf	Chief Operating Officer UBS Investment Bank and Chairman of UBS Investment Bank Americas

New members as of 1 March 2007:

Peter W. Burnett	Executive Chairman, Middle East

Suneel Kamlani	Chief of Staff, Investment Bank

Richard B. Metcalf	Chief Risk Officer

Global Asset Management

Mario Cueni	Global Head of Legal, Compliance & Risk Control

Gabriel Herrera	Head of Europe, Middle East & Africa

Christof Kutscher	Head of Asia Pacific

Corporate Governance
Senior leadershipgovernance

Global Asset Management (continued)

Thomas Madsen	Global Head of Equities

John A. Penicook Jr.	Global Head of Fixed Income

Joe Scoby	Head of Alternative and Quantitative Investments

Brian Singer	Head of Global Investment Solutions

Kai Sotorp	Head of the Americas

Paul Yates	Global Head of Strategic Client Development
(stepped down on 1 March 2007)

New members as of 1 March 2007:

Paresh Sodha	Chief Financial Officer

Corporate Center

Scott G. Abbey	Chief Technology Officer

Charles Nicholas Bolton	Group Head of Operational Risk

Thomas Hammer	Group Head of Human Resources
(to step down on 1 April 2007)

Tom Hill	Chief Communication Officer

Stephan Keller	Group Treasurer

Philip J. Lofts	Group Chief Credit Officer

Robert W. Mann	Head of Leadership Institute

Neil R. Stocks	Head of Group Compliance

M. Andrew Threadgold	Group Head of Market Risk

Peter Thurneysen	Head of Group Controlling & Accounting

William Widdowson	Head of Group Accounting Policy

New members as of 1 March 2007:

Gerhard Bruederlin	Group Head of Human Resources

Seth F. Cohen	Head of Group Offshoring

Chairman’s Office

Luzius Cameron	Company Secretary

Markus Ronner	Head of Group Internal Audit

Business Group Vice Chairmen

Business Group Vice Chairmen are appointed to support the businesses in their relationships with key clients. They strongly contribute to the success of UBS and work closely together with the members of the Group Managing Board.

Members as of 31 December 2006 and announced changes

Global Wealth Management & Business Banking

Thomas K. Escher	Wealth Management

Carlo Grigioni	Wealth Management

New members as of 1 March 2007:

Arthur Decurtins	Wealth Management

Investment Bank

Ken Costa

Lord Brittan of Spennithorne, QC

Robert Gillespie

Phil Gramm

New members as of 1 March 2007:

Chris Brodie

Corporate Responsibility

Responsible behavior is an important part of our culture,
identity and business practice.

Corporate Responsibility

Corporate Responsibility

As a leading financial services firm, one of our main purposes is to create long-term value. We achieve this by providing our clients with value-added products and services, promoting a corporate culture that adheres to high ethical standards, and by generating superior and sustainable returns for our shareholders. We firmly believe that sustainable growth and investment for any business is also dependent on what it does above and beyond what laws and regulations require. It is why we are committed to creating a working environment based on the values of equal opportunity, diversity and meritocracy. We have also adopted measures to protect the environment, we adhere to high social standards and contribute to the communities we are a part of. All our activities are underpinned by our governance structure, which complies with the leading codes of best practices.

>> For more on our workforce, see the employees section.

>> For more on governance, see the corporate governance section.

Adherence to the UN Global Compact initiative

In 2000, UBS was one of the first companies to join the UN Global Compact initiative. Since then, the Global Compact has expanded its scope, and it now comprises ten principles covering the areas of human rights, labor standards, environment and corruption. Its geographic reach is now global, with over 2,900 business participants from 100 countries adhering to it at the end of 2006. Although it is an important component in any discussion with the public about the role of business in society, it is ultimately aimed at concrete action. Key among these, from our point of view, is the “Who Cares Wins” initiative which, initiated by 20 financial institutions in June 2004, maps the progress made by different actors in integrating environmental, social and governance issues into mainstream investment decisions. UBS has been involved in this initiative since its inception and we also participate in other Global Compact-related endeavors, including its Swiss network, which was established in 2006.

Human rights

In the area of human rights, UBS in November 2006 adopted a statement in support of basic human rights, signaling to employees, clients and society that we recognize the significance of promoting and respecting human rights within our sphere of influence.
The statement does not, of course, mean that we only became aware of human rights issues in November 2006.

UBS Statement on Human Rights

The international human rights norms are a call upon governments to respect these rights of their citizens to the largest extent possible. Although international human rights are not directly enforceable upon the private sector, it is our view that private companies such as UBS can and should support governments in implementing human rights.
In this spirit, the UBS Statement on Human Rights sets out our approach to promote and respect human rights standards within our sphere of influence. This is in line with our endorsement of the UN Global Compact and its underlying principles.
Our ability to promote and respect human rights standards depends on the nature of our relationship with the various stakeholders with which we engage: as an employer, we act in line with the principles underlying human rights; with suppliers, our level of influence is lower, but we can act to a certain extent through the contractual agreements we have with them; our level of influence is limited with our clients.
The human rights principles below describe our aspirations. We endeavor to embed the principles in our culture by integrating them into our business practices and internal communications.

Employees

We respect and support human rights standards through our human resources policies and practices.

Suppliers and Contractors

We strive to assess the business practices of significant suppliers in light of human rights standards and integrate relevant aspects into our contractual relationships with them.

Clients

We aim to promote the responsible use of our products and services by taking human rights standards into account when vetting prospective clients and executing transactions.

We regularly report on our progress in implementing this Statement as part of UBS’s annual reporting.

Corporate Responsibility

Financial institutions have been dealing with human rights issues for years, but have frequently employed different descriptions for the issue. For example, human resources and diversity policies for equal opportunity and anti-discrimination programs can address human rights issues, as can employment and health and safety policies. The UBS Statement on Human Rights both sets out our position and embraces the key issues in a single document.

Labor standards

UBS possesses well-established human resources policies and practices that any responsible company would be expected to have and we continually review policies and practices to ensure that labor standards are respected.

>> For more on our labor standards, see the employee section.

Environment

We were one of the first signatories of the United Nations Environment Program’s Bank Declaration (UNEP) in 1992, which committed us to integrating appropriate environmental measures in our activities. Today, our efforts to protect the environment, which started in the 1970s, have grown into a well-developed, global environmental management system certified to the ISO 14001 standard covering banking and in-house operations. We consider efficient and sustainable management of our energy requirements, and the measures we have taken to reduce our carbon emissions, as an important factor in being a responsible corporation. In February 2006, we set a target to reduce our carbon emissions in 2012 by 40% from 2004 levels.

>> For more information on the environment, see the end of this section.

Fighting corruption

UBS has long been committed to assisting in the fight against money laundering, corruption and terrorist financing by operating an effective and dynamic risk-based approach to its internal anti-money laundering (AML) process.

>> For more information on our AML activities, see next page.

Our corporate responsibility efforts are widely recognized. We have been a component of the Dow Jones Sustainability indices since their inception in 1999. The indices track the financial performance of the leading sustainability-driven companies worldwide. We are also included in the FTSE-4Good Index, which measures the performance of global companies in the areas of environmental sustainability, stakeholder relations and support for human rights. We have been a member of the Climate Leadership Index (CLI) since its launch in 2004. The CLI discloses to investors which FT500 companies have the most comprehensive climate-change disclosure practices in place, judged on the basis of each company’s individual response to the Carbon Disclosure Project (CDP) questionnaire.

Our corporate responsibility processes

In 2001, we created a Corporate Responsibility Committee (CRC). It assesses how to meet the evolving expectations of our stakeholders related to our corporate conduct. If the committee concludes that there is a gap between what stakeholders expect and what we practice – and that this gap represents either a risk or an opportunity to the firm – the CRC suggests appropriate actions to management.

The committee is chaired by Marco Suter, Executive Vice-Chairman of UBS and Group Environmental Representative, and includes two other members of the Board of Directors and eight senior UBS executives representing our businesses, as well as a number of corporate functions, including legal and communication. The committee meets two to three times a year.
The committee’s work is supported by a working group that comprises 17 functional experts from all our Business Groups. It monitors and evaluates any new issues potentially related to corporate conduct, and ensures that all are brought to the attention of the CRC.
Neither the CRC nor the working group runs operational processes related to corporate responsibility; rather they ensure that UBS considers changing societal expectations in its business practices.

Corporate Responsibility

CR training and awareness raising

It is important that our employees are aware of UBS’s corporate responsibility efforts and processes. Apart from the general information published on our intranet and internet, in 2006 we directly provided nearly 3,000 employees in all businesses with information on the approach UBS takes towards corporate responsibility through a range of training sessions.

They extended from short presentations, in particular at new employee induction events, to longer presentations and workshops. In Global Wealth Management & Business Banking, for example, a module on ethics and corporate and personal responsibility forms part of the Business Group’s management training program.

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

The Group Money Laundering Prevention Unit leads our efforts to fight money laundering, corruption, and the fi-

nancing of terrorism. Its key task is to help employees to recognize, and then manage and report suspicious activities – in a way that neither treats all clients as potential criminals nor unduly hinders our normal banking business. While doing so, we remain completely committed to the respect and protection of our clients’ privacy, a cornerstone of our firm’s philosophy, which we integrate into our money laundering prevention structure to the best of our abilities.

The best way to achieve our goals is through a real spirit of partnership across the firm – between those who manage client relationships and the risk managers and controllers who support them. Our employees should be focused on really getting to know clients, understanding their needs – and then questioning things that do not make sense. In order to assist our employees in staying ahead of the curve in respect of their “know your customer” (KYC) skills and the identification of new trends in suspicious behavior, we ensure that they undertake regular training courses, in the form of both on-line training and seminars. In fact, we believe that one reason clients choose UBS is because they are confident of our first-class reputation for integrity.
To prevent money laundering, we take a risk-oriented approach that is tailored to our different business lines and their specific risks and exposures. This includes establishing, where applicable, consistent criteria by which a business relationship should be judged “higher-risk”. We utilize advanced technology to assist us in the identification of transaction patterns or unusual dealings. In 2006, the shift from the traditional “rule based” approach to AML regula-

Corporate responsibility in UBS guidelines and policies

The importance we attach to responsible corporate behavior is reflected in the various documents and policies defining the rules and principles that we apply to the behavior of UBS employees. Our guidelines define the way we do business and we regularly monitor compliance.

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

Conflicts of interest

UBS is committed to ensuring fair treatment of all its stakeholders, while recognizing that conflicts of interest cannot always be avoided. We have therefore established guiding principles that outline our approach in properly identifying and managing conflicts of interest. In addition, various other policies address situations in which a conflict of interest might potentially arise, such as personal

Corporate Responsibility

tion to “principle based” regulation (including the so called “risk based” approach) continued. This requires UBS to continue to reassess its own policies and procedures, focusing on our particular risks, further develop our own risk based model and ensure we continue to differentiate with external stakeholders on what is possible regarding terrorism and money laundering prevention. For these reasons, risk based AML policies were updated during the year both at Group level and in each Business Group. This allowed us to streamline and increase consistency between Business Groups in their AML / KYC policies and procedures using consistent methodologies and tools (for example the creation of a consistent country risk framework for identifying sensitive countries) while allowing divergence where this made sense.

Last year, we launched the “Look Again” campaign around money laundering prevention to build awareness among personnel with a simple, clear message. We are confident that this will help to ensure that employees continue to focus on this key issue. In addition, we continue to work to enhance the effectiveness of our existing transaction monitoring systems and, as important, the effectiveness of their usage.
We remain strongly committed to promoting stringent anti-money laundering standards for the financial industry as a whole. As a prime example of this, UBS was one of the driving forces behind the launch of the Wolfsberg Group and its issuance of global anti-money laundering principles in 2000. In subsequent years, we also strongly supported its

GRI

See www.ubs.com/corporateresponsibility for the GRI content index. The GRI content index refers to the GRI 3 Guidelines and the Financial Services Sector Supplements which form together a voluntary reporting framework that provides guidance on how organizations can disclose their sustainability performance.

monitoring, screening, and searching guidelines, its correspondent banking principles, and its efforts to suppress terrorism finance. Most recently, we have collaborated on AML guidance for mutual funds and investment and commercial banking and in a statement against corruption.

As part of Wolfsberg Group, and at the request of Russian and Chinese banking authorities, we have held seminars in both countries on how to prevent money laundering. In addition to the training programs accomplished within the Wolfsberg Group’s context, UBS frequently conducts, at the request of the Swiss Ministry of Foreign Affairs, training sem-

account dealing, or the providing and receiving of gifts. UBS’s Investment Bank also has specific conflict of interest policies for its research activities.

Anti-money laundering and
bribery of public officials

We have committed ourselves to fighting money laundering, corruption and terrorist finance. To do that, we have a number of policies in place, an effective risk management framework, and dedicated money laundering prevention unit. We aim to prevent bribery of public officials by requiring the pre-approval of any transfer of value by UBS or any employee to a public official.
Memberships and donations
We have a policy governing the handling and uniform treatment of memberships and donations by UBS globally. It specifies that donations are goodwill payments made to organizations whose activities serve (among others) nonprofit, charitable, cultural and educational purposes.

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

Human rights

The UBS Statement on Human Rights sets out our approach to promote and respect human rights standards within our sphere of influence.

Corporate Responsibility

inars for countries still developing anti-money laundering and / or contra terrorist financing legislation.

Investing in our communities

The “raison d’être” behind our well-established community affairs program is the recognition that in addition to the economic impact generated through our business activities, UBS seeks to have a positive influence on the social and environmental well being of local communities in which it is active.

This encompasses activities such as matched-giving schemes, direct cash donations to selected organizations, employee volunteering, in-kind donations, disaster relief efforts, and/or partnerships with community groups. Dedicated teams around the world work closely with staff at all levels to build partnerships with organizations in the communities, focusing on the key themes of empowerment through education, building a stronger community and the environment.
Overall, in 2006, UBS and its affiliated foundations donated more than CHF 38 million to support charitable causes. Our employees, through their donations and volunteer efforts, make further significant contributions to the communities they live in. Last year, more than 3,800 employees spent over 50,000 hours volunteering. UBS supports their commitment by matching their donations and offering, depending on location, up to two working days a year for volunteering efforts.
Moreover, besides direct donations from our business, UBS has established a number of independent foundations and associations that donate money to worthy causes in Switzerland. The association “A Helping Hand from UBS Employees” assists disabled and disadvantaged people to lead active, independent lives. UBS encourages this employee involvement by matching the funds raised in 2006. The UBS Cultural Foundation fosters creativity, appreciation of different forms of art, and contact between artists and society. The foundation financially supports fine arts, film, literature, music, preservation of historic buildings, archeological projects and studies in history and philosophy in Switzerland. In similar fashion, the purpose of the UBS Foundation for Social Issues and Education is to support deprived communities in Switzerland in various forms. Non-profit, charitable organizations, projects and initiatives aiming at improving social welfare receive monetary assistance from these funds.

Besides the engagement of the firm and its employees, we also give our clients the opportunity to contribute to charitable causes. The UBS Optimus Foundation invests donations from our clients into a number of programs and organizations, focusing on the key themes of children and medical and biological research. The projects involve close collaboration with respected partner organizations and are selected by a team of specialists within the foundation, who also closely monitor their implementation. The costs of managing and administering the UBS Optimus Foundation are borne by UBS, so that the full contribution from our clients reaches the projects. In 2006, UBS Optimus Foundation spent more than CHF 9 million supporting 53 projects in Africa, Asia Pacific, Europe, North and South America.

Some examples of our global community affairs activities

In the UK, we have had a partnership with Deptford Green, a secondary school in south-east London, for more than 12 years. Through the partnership, we introduced the UK’s first adult-to-pupil mentoring scheme, and have since given many of the school’s students work experience. A study by Roots & Wings, a charity, has shown that pupils mentored by UBS employees are 20% more likely to find work. The program has also had a significant positive impact in the wider community. Some of this is attributable to the 7,000 hours which UBS employees have contributed to the school in the last three years alone. Our partnership with Deptford Green received national recognition with the UK Charity Award in 2006.

In Switzerland, among other projects, we support the “Lukas house”, a facility for the handicapped. Located in Grabs, it provides a home and workplace for about 50 handicapped adults. In autumn 2006, UBS employee volunteers built, together with the handicapped residents, a path called “the school of walking”. Through a series of exercises, the path helps to raise the self-esteem for the adults living and working in the “Lukas house” while improving their cognitive ability.

In the Asia Pacific region, UBS assists the Education Development Fund of Thailand’s (EDF) “Barter between Brothers” project in northeastern Thailand, a rural area frequently ravaged by drought. A substantial number of students still lack proper food to eat, stunting their growth. EDF, realizing the importance of lunch meals and the need for agricultural skills training, teaches them how to grow oyster mushrooms, breed frogs

Corporate Responsibility

SRI invested assets
		For the year ended			% change from
CHF billion, except where indicated	GRI[1]	31.12.06	31.12.05	31.12.04	31.12.05

UBS		2,989	2,652	2,217	13

Socially Responsible Investments (SRI)

Positive criteria	F9	1.84	1.05	0.78	75

Engagement	F9	55.81	38.90	31.60	43

Exclusion criteria	F9	16.17	10.73	7.32	51

Total SRI assets	F9	73.82	50.68	39.70	46

Proportion of invested assets (%)[2]		2.47%	1.91%	1.79%

Performance of UBS’s SRI Funds (%)

Absolute performance Eco Performance[3]		10.82	21.79	4.66

Relative performance Eco Perf. vs. MSCI[4]		(0.41)	(5.72)	(1.30)

1 Global Reporting Initiative (see also www.globalreporting.org). F stands for the Environmental Performance Indicators defined in the GRI Financial Services Sector Supplement.  2 Total socially responsible investments / UBS’s invested assets.  3 Eco Performance = UBS (Lux) Equity Fund – Eco Performance B.  4 Benchmark: MSCI World (r).

Positive criteria: applies to the active selection of companies, focusing on how a company’s strategies, processes and products impact its financial success, the environment and society.

Engagement: investors enter into a dialog with boards or management of companies with the aim of influencing corporate behavior and policies, if appropriate, in relation to environmental, social or ethical issues.

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

Our Global Asset Management business offers a wide range of SRI products to both private and institutional investors. In Switzerland and Japan, we use an approach that actively selects the best performers in each industry on environmental and social criteria. The SRI equity product offering includes a Global fund, a European fund, a Japanese fund and a Global Innovators fund. The latter mainly invests in small companies with products that have significant potential in the areas of renewable energy and energy efficiency, mobility, water management, food and healthcare. The SRI funds use both our SRI and mainstream research platforms to construct a portfolio of leading SRI stocks. In the US, Global Asset Management manages various institutional accounts that exclude certain companies or sectors using “negative” screening criteria. In the UK, Global Asset Management seeks to influence corporate responsibility and corporate governance performance of the companies it invests in. UBS’s open architecture also allows clients to invest in SRI products from third-party providers.

and catfish – which not only provide food for the lunches but also allow them to barter with other schools. UBS also underwrites a series of scholarships that enable students to continue on to junior high school. In November 2006, UBS employees from Tokyo, Seoul, Hong Kong, Bangkok and Singapore spent two days helping students, their teachers and families in various activities.

In the Americas, one of our top priorities is to support the development of children and youth by working with the public education system by assisting elementary and secondary schools in UBS’s main business locations. In New York, for example, UBS helps foster environments conducive to learning by funding the YMCA’s after-school literacy programs and by building an information technology network to link charter public schools. In Connecticut, the focus extends to higher education, as exemplified by the new “UBS Student Success Center” at Norwalk Community College. In Chicago, contributions fund the “Boys & Girls Club” and the “After School Matters” programs, both of which complement the curriculum of the public school system. In addition, UBS employees volunteer to help the schools by hosting museum field trips, painting classrooms and murals, reading and tutoring, donating supplies and serving on the boards of various educational organizations.

>> For more information on our Community Affairs program, see www.ubs.com/corporateresponsibility.

Corporate Responsibility

     In the Investment Bank, UBS has a well-established SRI research team that produces original research on areas of increasing or diminishing risk and hosts conferences on timely topics. It also monitors ratings provided by external SRI agencies, organizes collaborative research by analysts about emerging SRI themes, and writes about and advises on quantifying the effects on share prices of companies with exposure to such issues. A SRI page is available to UBS’s institutional clients on UBS’s Research Web. In 2006, the Investment Bank launched the world’s first biofuel index – the UBS Diapason Global Biofuel Index and the world’s first emissions index – the UBS World Emissions Index. Index-linked products offered by the Investment Bank allow clients to participate in the indices’ performance.

     At Global Wealth Management & Business Banking, the key focus of activities in the last two years has been making client advisors aware of SRI-related issues. In 2006, senior executive management launched a strategy aiming to fully integrate SRI into the UBS Client Experience framework. The UBS Climate Change Strategy Certificate, an actively managed basket of around 20-25 stocks, was launched in February 2007 from the cooperation of existing capabilities in the investment banking and asset management businesses. The certificate gives investors access to innovative companies that develop solutions to fight climate change. The investment areas are energy production (renewable energy and cleaner energy) and energy efficiency (in buildings, in transport and in industrial processes and products).

Addressing climate change

UBS acknowledges that climate change represents one of the most significant environmental challenges of our times. It will have wide-ranging effects on ecosystems, on societies and on economies worldwide. Business will be shaping innovative strategies in response to new regulations as well as emerging market risks and opportunities. So, how are we responding?

Reducing our direct impact

Although our direct contribution to climate change as a financial institution is rather small compared to other industries, UBS considers the efficient and sustainable management of energy and the reduction of its CO2 emissions to be an important aspect of our corporate responsibility. The Group Executive Board decided in February 2006 to set a group-wide CO2 emission reduction target of 40% below 2004 levels by 2012. We seek to achieve this target by increasing in-house energy efficiency whenever possible, by purchasing more green energy, and by offsetting emissions, including those caused by our business-related air travel.

We have started to roll out ambitious programs to help us achieve this target.

As an immediate measure, we decided to offset all CO2 emissions that resulted from our entire 2006 business air travel, i.e. over 100,000 tons of CO2, representing about a quarter of our total CO2 emissions. Offsetting means that we indirectly neutralize our business air travel emissions by investing in third party projects that reduce an equivalent amount of greenhouse gas emissions. We selected four projects in Brazil, Russia, India, and China, on the basis of their adherence to international quality standards, of their additional environmental and social benefits, and of their geographical proximity with important emerging markets. We purchased offsets from the following projects: in Brazil, local farmer cooperatives built small scale hydro power plants in an isolated region of the State of Rio Grande do Sul; in North West Russia, a wood producer replaced coal boilers with a biomass heating plant fueled by locally available wood waste; in Andhra Pradesh, India, a sugar cane factory captures methane from its waste waters and uses it as biofuel for clean power generation; in the Shandong Province of China, 15 wind turbines were built, thereby providing a cleaner source of energy in a region dominated by coal power production. All four projects also boast significant social benefits such as local jobs, education, health and rural empowerment.

In parallel, we also continued our efforts to improve in-house energy efficiency and green energy purchasing. Some examples of measures taken in 2006 to that effect were:
–	UBS signed a new agreement in Zurich, under which all the electricity supply for our buildings there now comes from renewable sources (roughly 100 GWh per year). As a result, more than three quarters of the total energy we consume in Switzerland now comes from renewable energy sources and district heating.
–	In Stamford, Connecticut, the location of one of our main trading floors and one of our largest buildings globally, we are beginning to see the benefits of a major retrofitting project that included infrastructure upgrades and improved energy monitoring. Our 2006 electricity consumption decreased by 5% despite significant business growth and higher occupancy density. The estimated

Corporate Responsibility

Environmental management

Our commitment to the environment is underpinned by a global environmental management system certified under the ISO 14001 standard. The system covers both banking activities and in-house operations and was successfully recertified in 2005 by our auditors SGS. The current certificate is valid until 2008.

We remain committed to integrating environmental considerations into all our business activities. Our environmental policy is based on five principles:
–	we seek to consider environmental risks in all our businesses, especially in lending, investment banking, advisory and research, and in our own investments.
–	we seek to pursue opportunities in the financial market for environmentally friendly products and services, such as Socially Responsible Investments.
–	we are committed to actively seeking ways to reduce our direct environmental impact on air, soil and water from in-house operations, with a primary focus on reducing greenhouse gas emissions. We will also seek to assess the environmental impact of our suppliers’ products and services.
–	we ensure efficient implementation of our policy through a global environmental management system certified according to ISO 14001 – the international environmental management standard.
–	we invest in know-how and integrate environmental considerations into internal communications and training.

annual energy saving of 2.3 GWh lowered costs by over USD 270,000 and cut indirect CO2 emissions by 740 metric tons. Additionally, the measures helped reduce the building’s draw on the local electricity grid, helping to mitigate some of the increased demand in the city of Stamford itself.
–	A new functionality for PC workstations was introduced in Switzerland. Called Wake on LAN, this functionality allows PCs to be ‘shut off’ after work, and be ‘woken up’ for software upgrades during the night. It was rolled out for over 30,000 workstations and notebooks in Switzerland in 2006, and is expected to result in annual power savings of 8 GWh, and worth CHF 1 million.
Combined with our air travel offsetting, such measures allowed us to reduce our CO2 emissions by 19% compared to 2004, an important step toward achieving our 40% target by 2012.

Engaging investors and markets

UBS is a founding member of the Carbon Disclosure Project. It collaborates with other institutional investors by writing to the largest quoted companies in the world asking for information concerning their greenhouse gas emissions. The project asks companies to identify the business implications of their exposure to climate-related risks and explain what they are doing to address these risks. In 2006, 87% of responding companies flagged climate change as posing commercial risks or opportunities to their business, but less than half of them said they had implemented emission reduction programs.

At the end of January 2007, Wealth Management Research published a report examining the scientific, technological, and economic effects of climate change. Its authors argue that climate change will have far-reaching implications for the global economy and the worldwide investment climate, and conclude that measures to combat global warming will increasingly influence people’s behavior, the risk profiles of certain industries, and prospects for investment. The analysis suggests that products and processes that improve energy efficiency, as well as the development of renewable or low-CO2 energy sources, have great potential to slow climate change.

UBS Investment Bank’s SRI research team also continues to see climate change as a critical risk issue for firms, markets and investors. The UBS Climate Change conference of 2005 was followed by a further climate change event in February 2006 with Professor Sir David King, Chief Scientific Adviser to the UK government, once again the keynote speaker. Later in the year the annual SRI conference focused on “Water Scarcity – the defining crisis of the 21st century”, extending the team’s consideration of climate change-related issues to some of its physical effects. The UK government’s Stern Review on the economics of climate change noted that the impact of climate change would be felt most strongly by changes in water availability around the world.

UBS trades carbon financial instruments on behalf of clients and is a member of the Intercontinental Exchange (ICE), an electronic marketplace for energy and emissions trading in conjunction with the European Climate Exchange (ECX).

Corporate Responsibility

     The Group Executive Board is responsible for approving UBS’s environmental policy and for nominating a Group Environmental Representative to guide UBS’s environmental strategy and raise relevant environmental concerns with the Corporate Responsibility Committee. The primary responsibility for implementing environmental policy lies within the Business Groups.

Environmental performance indicators

Every year, we provide a detailed description of our environmental performance using key performance indicators (KPIs), which allow for annual comparisons. They are based on reporting standards such as the Global Reporting Initiative (GRI) and include environmental performance indicators tailored to financial institutions.

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

Investment Bank

Our Investment Bank has a global environmental risk policy which applies to all transactions, services and activities it performs. This policy is supported by an environmental risk framework that is integrated into the Investment Bank’s due dili-

gence and approval processes. Investment Bank staff identify potential environmental risks in the initial due diligence phase and alert the Business Group’s Environmental Risk Group of significant potential risks. Assessments by lawyers and/or external consultants are routinely sought for certain sectors and products. The Environmental Risk Group works with the relevant business and control functions to assess the risks, determine any mitigating measures and direct further due diligence, as required, so that the relevant senior business committee may fully consider the potential environmental risk in the course of its review of the transaction and / or client. In 2006, 48 such internal assessments were carried out.

Global Wealth Management & Business Banking

The environmental risk policy of Global Wealth Management & Business Banking applies to all credit transactions of this Business Group. The policy ensures, firstly, that portfolios with significant exposure to environmental risk are identified and monitored. Secondly, the policy specifies a generic procedure for managing environmental risk in the credit process. The actual environmental assessments are integrated into these processes and tailored to client segments, transaction size and risk exposure. This generic environmental risk assessment involves a three-step procedure. The responsible client advisor or a specialized business unit assisting the client advisor carries out a first screening, covering financial risks linked to environmental aspects such as compliance with environmental legislation, workplace safety, contaminated sites and natural hazards. If the risks cannot be fully ruled out during the first screening, a credit officer initiates a second screening and decides whether the risks identified are transparent enough for the credit decision to be taken. Transactions entailing significant environmental risk undergo a third step, a detailed environmental assessment – a service provided by the Business

Environmental management indicators
		For the year ended			% change from
Full-time equivalent, except where indicated	GRI[1]	31.12.06	31.12.05	31.12.04	31.12.05

Personnel financial businesses[2]		78,140	69,569	67,407	12

In specialized environmental units[3]		30	25	22	18

Environmental awareness raising

Employees trained	F5	2,489	2,251	1,664	11

Training time (hours)	F5	1,498	1,214	2,124	23

Specialized environmental training

Employees trained	F5	977	1,010	602	(3)

Training time (hours)	F5	1,758	2,066	1,932	(15)

External environmental audits[4]

Employees audited	F6	30	147	11	(80)

Auditing time (days)	F6	6	17	2	(67)

Internal environmental audits[5]

Employees audited	F6	154	216	148	(29)

Auditing time (days)	F6	44	39	29	13

1 Global Reporting Initiative (see also www.globalreporting.org). F stands for the Environmental Performance Indicators defined in the GRI Financial Services Sector Supplement.  2 All employment figures represent the state as of 31 December 2006.  3 2006: 25 UBS and 5 external employees (FTE).   4 Audits carried out by SGS Société Générale de Surveillance SA. Surveillance audits took place in 2004 and 2006. The more comprehensive Re-Certification Audit was done in 2005.  5 Audits / reviews carried out by specialized environmental units. The implementation of Environmental Risk Policies is also audited by Group Internal Audit.

Corporate Responsibility

Group’s environmental risk unit. In 2006, 25 such detailed assessments took place. If a transaction poses substantial environmental risks, the bank can take several courses of action. It can adapt the terms of the loan contract, it may engage the client in a dialogue about possible remedial action, or it may decline the transaction altogether.

Global Asset Management

The formal environmental risk matrix introduced in 2004 within Global Asset Management, which assesses the reputation and environmental risks that its investments might imply, is reviewed annually for applicability and comprehensiveness. It continues to form part of the environmental management system employed within the Business Group.

Environmental and CO2 footprints

We directly impact the environment in a number of ways. Our businesses consume electricity, employees travel for business purposes, they use paper and generate waste in the course of their work, and offices require heating and cooling systems. Improving our use of these resources can boost our operating margins and enhance environmental performance and, therefore, we have a series of measures that manage our environmental impact efficiently.

Every year, we analyze our environmental and CO2 footprints. The graph below shows the relative environmental and CO2 footprints of our energy consumption, business travel, paper consumption and waste. It also breaks down our energy consumption according to source, and displays their related environmental and CO2 footprints. This shows that the type of energy mix we purchase has a strong influence on our overall environmental and CO2 footprint.
In 2006 we reviewed our entire CO2 monitoring and reporting system in order to externally verify our CO2 emissions

Environmental indicators per FTE
	Unit	2006	Trend	2005	2004

Total direct and intermediate energy	kWh / FTE	12,736	è	12,925	13,095

Total indirect energy	kWh / FTE	23,974	î	26,024	24,699

Total business travel	Pkm / FTE	12,544	é	10,659	9,617

Total paper consumption	kg / FTE	188	è	197	198

Total waste	kg / FTE	303	î	325	363

Total water consumption	m3 / FTE	26.0	è	26.0	25.9

Total environmental footprint	kWh / FTE	38,148	î	41,129	38,868

CO2 footprint	t / FTE	3.93	ê	5.24	5.27

Legend: kWh = kilowatt hour; Pkm = person kilometer; kg = kilogram; m3 = cubic meter; t = ton according to ISO 14064, the new international standard for quantification and reporting of greenhouse gas emissions (see verification statement on page 164). The review showed we had overstated our reported CO2 emissions in the past by applying overly conservative assumptions. By applying the latest internationally accepted standards for converting air travel and electricity consumption into CO2 emissions, our reported emissions decreased significantly.

In 2006, UBS’s sustained growth led to significant increases in electricity consumption (+6%) and business travel (+24%). Pursuant to our climate change strategy, we decided to mitigate this trend by purchasing more renewable energy, and by offsetting our air travel. The percentage of renewable energy we source rose from 23% in 2005, to 34% in 2006. Combined with the purchasing of offsets (see climate change article on page 160), this cleaner energy mix enabled us to decrease our total CO2 footprint by 21% compared with 2005 (see CO2 footprints in the table below).

>> More detailed information on UBS’s environmental management system is available on the internet: www.ubs.com/environment.

Corporate Responsibility

Environmental indicators[1]
		2006[2]				2005[2]	2004[2]
		Absolute	Data			Absolute	Absolute
	GRI[3]	normalized[4]	quality[5]		Trend[6]	normalized[4]	normalized[4]

Total direct and intermediate energy consumption[7]		951 GWh	*	**	è	918 GWh	895 GWh

Total direct energy consumption[8]	EN3	154 GWh	*	**	î	169 GWh	203 GWh

natural gas		85.5%	*	**	è	86.0%	84.3%

heating oil		11.8%	*	**	ì	11.0%	11.4%

fuels (petrol, diesel, gas)		2.7%	*	**	î	3.0%	4.3%

renewable energy (solar power, etc.)		0.03%	*	**	é	0.02%	0.02%

Total intermediate energy purchased[9]	EN4	797 GWh	*	**	ì	749 GWh	692 GWh

electricity from gas-fired power stations		13.2%	*	**	î	14.3%	15.5%

electricity from oil-fired power stations		4.5%	*	**	è	4.3%	4.4%

electricity from coal-fired power stations		21.7%	*	*	è	22.9%	23.8%

electricity from nuclear power stations		20.5%	*	**	ê	29.9%	24.9%

electricity from hydroelectric power stations		21.4%	*	**	é	12.1%	16.3%

electricity from biomass and waste power stations		0.5%	*	*	è	0.5%	0.5%

electricity from wind power stations		2.0%	*	**	é	1.3%	1.6%

electricity from other renewable resources		10.3%	*	**	é	9.3%	8.0%

district heating		6.0%	*	*	ì	5.4%	5.1%

Total indirect energy consumption [10]	EN4	1,790 GWh	*	**	è	1,849 GWh	1,689 GWh

Total business travel	EN29	936 m Pkm	*	**	é	757 m Pkm	658 m Pkm

rail travel [11]		4.1%	*	*	ì	3.7%	5.0%

road travel [11]		0.6%	*	*	î	0.7%	0.8%

air travel		95.3%	*	**	è	95.6%	94.2%

Number of flights (segments)		402,629	*	**	é	358,992	323,467

Total paper consumption	EN1	14,013 t	*	**	è	14,020 t	13,551 t

post-consumer recycled	EN2	6.2%	*	**	ê	7.1%	8.1%

new fibers ECF + TCF [12]		93.8%	*	**	è	92.9%	91.9%

new fibers chlorine bleached		0.0%	*	**	è	0.0%	0.0%

Total waste	EN22	22,631 t	*	**	è	23,073 t	24,852 t

valuable materials separated and recycled		58.2%	*	**	ê	64.8%	64.4%

incinerated		12.7%	*	**	é	9.3%	8.0%

landfilled		29.1%	*	*	ì	25.9%	27.6%

Total water consumption	EN8	1.94 m m3	*	*	è	1.84 m3	1.77 m3

Total environmental footprint [13]		2,848 GWh	*	*	è	2,922 GWh	2,658 GWh

Total CO2 footprint [14]		293,169 t	*	**	ê	372,184 t	360,502 t

Total direct CO2 (GHG scope 1) [15]	EN16	31,519 t	*	**	î	34,556 t	41,858 t

Total indirect CO2 (GHG scope 2) [15]	EN16	230,015 t	*	*	è	225,854 t	219,727 t

Total other indirect CO2 (GHG scope 3) [15]	EN17	132,635 t	*	**	é	111,773 t	98,918 t

Total CO2e offsets (business air travel) [16]		101,000 t	*	**	é	–	–

Legend: GWh = gigawatt hour; Pkm = person kilometer; t = ton; m3 = cubic meter; m = million
1 All figures are based on the level of knowledge as of January 2007.  2 Reporting period: 2006 (1 July 2005–30 June 2006), 2005 (1 July 2004–30 June 2005), 2004 (1 July 2003–30 June 2004)  3 Global Reporting Initiative (see also www.globalreporting.org). EN stands for the Environmental Performance Indicators as defined in the GRI.  4 Non-significant discrepancies from 100% are possible due to roundings.  5 Specifies the estimated reliability of the aggregated data and corresponds approximately to the following uncertainty (confidence level 95%): up to 5% – ***, up to 15% – **, up to 30% – *. Uncertainty is the likely difference between a reported value and a real value.  6 Trend: at a *** /**/ * data quality, the respective trend is stable (è) if the variance equals 5/10/15%, low decreasing/ increasing (î ì) if it equals 10 / 20 / 30% and decreasing/increasing if the variance is bigger than 10 / 20 / 30% (é ê).  7 Refers to energy consumed within the operational boundaries of UBS.  8 Refers to primary energy purchased which is consumed within the operational boundaries of UBS (oil, gas, fuels).  9 Refers to energy purchased that is produced by converting primary energy and consumed within the operational boundaries of UBS (electricity and district heating).  10 Refers to primary energy, which is consumed to produce the electricity and district heating consumed by UBS.  11 Rail and road travel: Switzerland only.  12 Paper produced from new fibers, which is ECF (Elementary Chlorine Free) or TCF (Totally Chlorine Free) bleached.  13 Shows the environmental impact (through emissions, use of resources, waste) by a process including all relevant upstream and downstream processes. The environmental footprint is approximated using the equivalent of non-renewable energy consumed.  14 CO2 footprint equals total CO2 emissions (GHG scope 1, 2 and 3) minus CO2e offsets.  15 Refers to ISO 14064 and the “GHG (greenhouse gas) protocol initiative” (www.ghgprotocol.org), the international standards for CO2 reporting: direct CO2 (Scope 1) accounts for direct CO2 emissions by UBS; indirect CO2 (Scope 2) accounts for indirect CO2 emissions associated with the generation of imported/purchased electricity, heat or steam; other indirect CO2 (Scope 3) accounts for indirect CO2 emissions associated with business travel, paper consumption and waste disposal.  16 Offsets from third-party GHG reduction projects measured in CO2 equivalents (CO2e). These offsets neutralize CO2 emissions from our business air travel.

Verification by SGS Société Générale de Surveillance SA

“We have verified the correctness of the statements in the 2006 Environmental Report of UBS AG and, where necessary, have requested that proof be presented. We hereby confirm that the report has been prepared with the necessary care, that its contents are correct with regard to environmental performance, that it describes the essential aspects of the environmental management system at UBS AG and that it reflects the actual practices and procedures at UBS AG.

We have also conducted a third party verification of the CO2 emissions in the years 2004, 2005 and 2006 against the principles of ISO 14064-I (2006). In our opinion, the reported CO2 emissions are fair, accurate, transparent and free from material errors or misstatements and meet the materiality threshold.”

Elvira Bieri, Dr. Erhard Hug and Dr. Jochen Gross, Zurich, February 2007

Cautionary statement regarding forward-looking statements | This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives and other statements relating to our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market and macro-economic trends, (2) legislative developments, governmental and regulatory trends, (3) movements in local and international securities markets, currency exchange rates and interest rates, (4) competitive pressures, (5) technological developments, (6) changes in the financial position or creditworthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (7) management changes and changes to our Business Group structure and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2006. UBS is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint | Publisher/Copyright: UBS AG, Switzerland | Languages: English, German | SAP-No. 80532E-0701

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com