Form 20-F
period 2007-12-31
UBS AG
filed 2008-03-18
CIK 1114446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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
Please see page 4.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31 December 2007:
Ordinary shares, par value CHF 0.10 per share: 2,073,547,344 ordinary shares (including 158,105,524 treasury shares)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☑	No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.

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
(Check One):

Large accelerated filer ☑	accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes ☐	No ☑

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange on
Title of each class	which registered
Ordinary Shares (par value of CHF 0.10 each)	New York Stock Exchange

$300,000,000 7.25% Noncumulative Trust Preferred Securities	New York Stock Exchange

$300,000,000 7.25% Noncumulative Company Preferred Securities	New York Stock Exchange*

$300,000,000 Floating Rate Noncumulative Trust Preferred Securities	New York Stock Exchange

$300,000,000 Floating Rate Noncumulative Company Preferred Securities	New York Stock Exchange*

$1,000,000,000 6.243% Noncumulative Trust Preferred Securities	New York Stock Exchange

$1,000,000,000 6.243% Noncumulative Company Preferred Securities	New York Stock Exchange*

Subordinated Guarantee of UBS AG with respect to Company Preferred Securities	New York Stock Exchange*

$9,000,000 PPNs due April 2009	American Stock Exchange

$6,900,000 PPNs due May 2009	American Stock Exchange

$5,100,000 PPNs due September 2009	American Stock Exchange

$24,223,000 PPNs due Oct 2009	American Stock Exchange

$30,000,000 PPNs due April 2010	American Stock Exchange

$31,000,000 PPNs due May 2010	American Stock Exchange

$23,000,000 PPNs due June 2010	American Stock Exchange

$10,000,000 PPNs due July 2010	American Stock Exchange

$7,750,000 PPNs due August 2010	American Stock Exchange

$12,660,000 PPNs due September 2010	American Stock Exchange

$8,000,000 PPNs due November 2010	American Stock Exchange

$17,842,000 PPNs due October 2011	American Stock Exchange

[1]	Not for trading, but solely in connection with the registration of the corresponding Trust Preferred Securities.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     This report contains statements that constitute “forward-looking statements”, including but not limited to statements relating to the risks arising from the current market crisis, other risks specific to our business and the implementation of strategic initiatives, as well as other statements relating to our future business development and economic performance and our intentions with respect to future returns of capital. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to (1) the extent and nature of future developments in the US sub-prime market and in other market segments that have been affected by the current market crisis; (2) other market and macro-economic developments, including movements in local and international securities markets, credit spreads, currency exchange rates and interest rates, whether or not arising directly or indirectly from the current market crisis; (3) the impact of these developments on other markets and asset classes; (4) changes in internal risk control and in the regulatory capital treatment of UBS’s positions, in particular those affected by the current market crisis, (5) limitations in the effectiveness of our internal risk management processes, of our risk measurement, control and modeling systems, and of financial models generally; (6) developments relating to UBS’s access to capital and funding, including any changes in our credit ratings; (7) changes in the financial position or creditworthiness of our customers, obligors and counterparties, and developments in the markets in which they operate; (8) management changes and changes to the structure of our Business Groups; (9) the occurrence of operational failures, such as fraud, unauthorized trading, systems failures; (10) legislative, governmental and regulatory developments; (11) competitive pressures; (12) technological developments; and (13) the impact of all such future developments on positions held by UBS, on our short-term and longer-term earnings, on the cost and availability of funding and on our BIS capital ratios. In addition, these results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this Annual Report on Form 20-F and in documents furnished by UBS and other filings made by UBS with the SEC. UBS is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.
The effect of future changes in accounting standards
     Included in the Notes to the Financial Statements is a description of the expected effect of IFRS accounting standards that have been issued but have not yet been adopted.
     Although we believe that description includes all significant matters that have been approved, IASB has a large number of projects in process that could result in significant new accounting standards or significant changes to existing standards.
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
Item 3. Key Information.
A—Selected Financial Data.
     Please see pages 145 to 148 of the Financial Statements report.
(a) Ratio of Earnings to Fixed Charges
     Please see page 148 of the Financial Statements report and Exhibit 7 to this Form 20-F.
B—Capitalization and Indebtedness.
     Not required because this Form 20-F is filed as an annual report.
C—Reasons for the Offer and Use of Proceeds.
     Not required because this Form 20-F is filed as an annual report.
D—Risk Factors.
     Please see pages 20 to 23 of the Strategy, Performance and Responsibility report.
Item 4. Information on the Company.
A—History and Development of the Company.

1-3	Please see page 155 of the Strategy, Performance and Responsibility report, page 75 of the Risk, Treasury and Capital Management report, page 55 of the Corporate Governance and Compensation report, and page 167 of the Financial Statements report.

4	Please see pages 18 and 19 of the Strategy, Performance and Responsibility report.

5, 6	None.

7	None.
B—Business Overview.

1, 2, 5, 7	Please refer to UBS’s businesses on pages 85 to 152 in the Strategy, Performance and Responsibility report and, in particular, pages 86 and 89 with respect to Global Wealth Management & Business Banking, pages 91 to 95 with respect to Wealth

Management International & Switzerland, pages 103 to 107 with respect to Wealth Management US, pages 113 to 116 with respect to Business Banking Switzerland, pages 122 to 128 with respect to Global Asset Management, pages 134 to 140 with respect to the Investment Bank, pages 147 to 148 with respect to the Corporate Center and page 152 with respect to Industrial Holdings. For a breakdown of revenues by category of activity and geographic market for each of the last three financial years, please refer to Notes 2a and 2b to the Financial Statements Reporting by Business Group and Segment Reporting by Geographic Location on pages 41 to 48 of the Financial Statements report.

3	Please refer to Seasonal Characteristics on page 28 of the Strategy, Performance and Responsibility report.

4, 6	Not applicable.

8	Please see Regulation and Supervision on pages 44 to 46 of the Corporate Governance and Compensation report.
C—Organizational Structure.
     Please see Note 33 to the Financial Statements Significant Subsidiaries and Associates on pages 96 to 99 of the Financial Statements report.
D—Property, Plant and Equipment.
     Please see Property, Plant and Equipment on page 148 of the Financial Statements report.
Information Required by Industry Guide 3
     Please see Information Required by Industry Guide 3 on pages 149 to 164 of the Financial Statements report. See also Selected Financial Data on pages 146 and 147 for the return on equity attributable to UBS shareholders, return on average equity, return on average assets and the ratio of average equity to average assets.
Item 4.A. Unresolved Staff Comments.
     None.
Item 5. Operating and Financial Review and Prospects.
A—Operating Results.
     Please see Financial Performance on pages 25 to 55 of the Strategy, Performance and Responsibility report and UBS’s businesses on pages 85 to 152, in particular pages 96 to 101 with respect to Wealth Management International & Switzerland, pages 108 to 111 with respect to Wealth Management US, pages 117 to 120 with respect to Business Banking Switzerland, pages 129 to 133 with respect to Global Asset Management, pages 141 to 146 with respect to the Investment Bank, pages 149 to 150 with respect to the Corporate Center and pages 151 to 152 with respect to Industrial Holdings.
     For information regarding the impact of foreign currency fluctuations, see Corporate currency management on pages 49 to 50 of the Risk, Treasury and Capital Management report.

     Please also see Exposure to US mortgage markets on pages 11 to 13, Exposure to monoline insurers on pages 13 to 14, Exposure to auction rate certificates on page 14 and Exposure to leveraged finance deals on page 14 of the Risk Treasury and Capital Management report.
B—Liquidity and Capital Resources.
     We believe that our working capital is sufficient for the company’s present requirements. UBS liquidity and capital management is undertaken at UBS as an integrated asset and liability management function. For detailed discussion, please see Liquidity and funding management on pages 51 to 55 and Capital management on pages 56 to 61 of the Risk, Treasury and Capital Management report.
     For a discussion of UBS’s balance sheet and cash flows, please see Balance sheet on pages 46 to 48 and Cash flows on pages 54 to 55 of the Strategy, Performance and Responsibility report.
     Please see also Interest Rate and Currency Management on pages 48 to 50 and Shares and capital instruments on pages 62 to 67 of the Risk, Treasury and Capital Management report and Note 19 to the Financial Statements Financial Liabilities Designated at Fair Value and Debt Issued on pages 63 and 64 of the Financial Statements report.
     For a discussion of UBS’s long term credit ratings, please see Credit Ratings on pages 60 to 61 of the Risk, Treasury and Capital Management report.
C—Research and Development, Patents and Licenses, etc.
     Not applicable.
D—Trend Information.
     Please see Industry Trends on pages 15 to 17 of the Strategy, Performance and Responsibility report and for more detail, Industry Trends on page 107 of the Strategy Performance and Responsibility report with respect to Wealth Management US, Strategic Opportunities on page 128 of the Strategy Performance and Responsibility report with respect to Global Asset Management, and Strategic Opportunities on page 140 of the Strategy Performance and Responsibility report with respect to the Investment Bank.
E—Off-balance Sheet Arrangements.
     Please see Off-balance sheet arrangements on pages 49 to 53 of the Strategy, Performance and Responsibility report.
F—Tabular Disclosure of Contractual Obligations.
     Please see Contractual obligations on page 49 of the Strategy, Performance and Responsibility report.
Item 6. Directors, Senior Management and Employees.
A—Directors and Senior Management.

1, 2, 3	Please see pages 9 to 12 and pages 16 to 18 of the Corporate Governance and Compensation report.

4 and 5	None.

B—Compensation.

1	Please see pages 30 to 35 of Compensation, shareholdings and loans in the Corporate Governance and Compensation report and also Note 30 to the Financial Statements Equity Participation and Other Compensation Plans on pages 89 to 92 and Note 31 to the Financial Statements Related Parties on pages 93 to 95 of the Financial Statements report.

2	Please see Note 29 to the Financial Statements Pension and Other Post-Retirement Benefits Plans on pages 83 to 88 of the Financial Statements report.
C—Board Practices.

1	Please see pages 12 to 15 of Board of Directors in the Corporate Governance and Compensation report.

2	Please see page 32 of Compensation, shareholdings and loans in the Corporate Governance and Compensation report and Note 31 to the Financial Statements Related Parties on pages 93 to 95 of the Financial Statements report.

3	Please see Internal organization, Board of Directors’ committees and meetings in 2007 on pages 13 and 14 of the Corporate Governance and Compensation report.
D—Employees.
     Please see UBS Employees on pages 58 to 67 of the Strategy, Performance and Responsibility report.
E—Share Ownership.
     Please see Share and option ownership on pages 33 to 35 in the Corporate Governance and Compensation report, Note 30 to the Financial Statements Equity Participation and Other Compensation Plans on pages 89 to 92 of the Financial Statements report and Equity holdings in Note 31 to the Financial Statements Related Parties on page 93 of the Financial Statements report. Please also see Employee Share Ownership on pages 64 and 65 of the Strategy, Performance and Responsibility report.
Item 7. Major Shareholders and Related Party Transactions.
A—Major Shareholders.
     Please see Group structure and shareholders on pages 5 to 6 of the Corporate Governance and Compensation report.
B—Related Party Transactions.
     Please see Loans on pages 35 and 36 of the Corporate Governance and Compensation report and Note 31 to the Financial Statements Related Parties on pages 93 to 95 of the Financial Statements report.
C—Interests of Experts and Counsel.
     Not applicable because this Form 20-F is filed as an annual report.

Item 8. Financial Information.
A—Consolidated Statements and Other Financial Information.
     Please see Item 18 of this Form 20-F. Please refer to Distributions to shareholders on page 66 and Distributions to shareholders in 2008 on page 67 of the Risk, Treasury and Capital Management report for a description of UBS’s dividend policy.
B—Significant Changes.
     UBS is not aware of any significant change that has occurred since the date of the annual financial statements included in this Form 20-F. Please see Note 32 to the Financial Statements Post-Balance Sheet Events on page 95 of the Financial Statements report.
Item 9. The Offer and Listing.
A—Offer and Listing Details.

1, 2, 3, 5, 6, 7	Not required because this Form 20-F is filed as an annual report.

4	Please see Stock exchange prices on page 71 of the Risk, Treasury and Capital Management report.
B—Plan of Distribution
     Not required because this Form 20-F is filed as an annual report.
C—Markets.
     UBS’s shares are traded on SWX Europe Limited, the New York Stock Exchange and the Tokyo Stock Exchange. The symbols are shown on page 68 of the Risk, Treasury and Capital Management report.
(a) Trading on SWX Europe Limited
     Since July 2001, Swiss blue chip stocks have not been traded on the SWX Swiss Exchange. All trading in the shares of members of the Swiss Market Index now takes place on SWX Europe Limited (formerly virt-x Exchange Limited) referred to herein as 'SWX Europe', although these stocks remain listed on the SWX Swiss Exchange.
     SWX Europe is wholly owned by the SWX Swiss Exchange. It is a cross-border platform providing a pan-European blue-chip market. It addresses the increasing requirement for equity investment to be conducted on a sectoral basis across Europe rather than being limited to national markets.
     SWX Europe is a Recognized Investment Exchange supervised by the Financial Services Authority in the United Kingdom.
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

     In most cases, each trade triggers an automatic settlement instruction which is routed through one of three central securities depositories (CSD); SIS SegaInterSettle AG, CrestCo or Euroclear. Members can choose to settle from one or more account within these CSD’s and when counterparties have selected different CSD’s, settlement will be cross-border. Additionally, SWX Europe offers a choice of Central Counterparties (CCP) for cross-border trading.
     All trades executed through the order book settle on a uniform “T+3” basis, meaning that delivery and payment of exchange transactions occur three days after the trade date. The buyer is able to ask SWX Europe to enforce settlement if the seller has not delivered within three days of the intended settlement date.
     Any transaction executed under the rules of SWX Europe must be reported to SWX Europe. Order book executions are automatically reported by the trading system. There are separate provisions for the delayed reporting of certain qualifying trades. Individual elements of portfolio trades must be reported within one hour while block trades and enlarged risk trades must be reported when the business is substantially (80%) complete, or by the end of order book trading that day, unless the trade is agreed one hour or less before the market close, when the trade must be reported by the end of order book trading on the following market day. Block trades and enlarged risk trades are subject to minimum trade size criteria. During normal trading hours all other transactions must be reported within three minutes. The enlarged risk trades provisions enable a member to protect a client’s interest while the member works a large trade on behalf of the client. The block trade provisions allow a member a publication delay when the member has executed a large transaction for a client; the delay gives the member time in which to offset the risk of the large trade.
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
     As of 31 December 2007, the securities of over 2,800 corporations were listed on the NYSE, of which approximately 420 were non-US issuers with a combined market valuation of USD 17 trillion.
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
(c) Trading on the Tokyo Stock Exchange
     The volume of UBS shares traded on the Tokyo Stock Exchange is negligible in comparison to the volume on SWX Europe or on the NYSE.
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
B—Memorandum and Articles of Association.
     Please see the Articles of Association of UBS AG and the Organization Regulations of UBS AG (Exhibits 1.1 and 1.2, respectively, of this Form 20-F).
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
     Each share carries one vote at our shareholders’ meetings. Voting rights may be exercised only after a shareholder has been recorded in our share register as a shareholder with voting rights. Registration with voting rights is subject to certain restrictions. See “— Transfer of Shares” and "—Shareholders’ Meeting”.
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
     At shareholders’ meetings, shareholders can be represented by proxy, but only by another shareholder, a proxy appointed by us, an independent representative nominated by us, or a depository institution. Votes are taken electronically, by written ballot or on a show of hands. If a written ballot is requested by at least 3% of the votes present at the shareholders’ meeting or such ballot is ordered by the Chairman of the meeting, a written ballot will be conducted.
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
     Disclosure of Principal Shareholders
     Under the applicable provisions of the new Swiss Stock Exchange Act, shareholders and shareholders acting in concert with third parties who reach, exceed or fall below the thresholds of 3%, 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% or 66 2/3% of the voting rights of a Swiss listed corporation must notify the corporation and the Swiss Exchange on which such shares are listed of such holdings, whether or not the voting rights can be exercised. Following receipt of such notification, the corporation has the obligation to inform the public. The company must disclose in an attachment to the balance sheet the identity of any shareholders who own in excess of 5% of its shares.
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
     Please see Capital structure on pages 7 and 8 and Shareholders’ participation rights on pages 37 and 38 of the Corporate Governance and Compensation report.
C—Material Contracts.
     Please see Mandatory Convertible Notes on pages 64 and 65 of the Risk, Treasury and Capital Management report.
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
     The discussion does not address the tax consequences to persons who hold UBS ordinary shares in particular circumstances, such as tax-exempt entities, banks, financial institutions, life insurance companies, broker-dealers, traders in securities that elect to mark to market, holders liable for alternative minimum tax, holders that actually or constructively own 10% or more of the voting stock of UBS, holders that hold UBS ordinary shares as part of a straddle or a hedging or conversion transaction or holders whose functional currency for US tax purposes is not the US dollar. This discussion also does not apply to holders who acquired their UBS ordinary shares pursuant to the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.
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
Item 11. Quantitative and Qualitative Disclosures About Market Risk.
(a) Quantitative Information About Market Risk.
     Please see Market risk on pages 31 to 41 of the Risk, Treasury and Capital Management report.
(b) Qualitative Information About Market Risk.
     Please see Market risk on pages 31 to 41 of the Risk, Treasury and Capital Management report.
(c) Interim Periods.
     Not applicable.
Item 12. Description of Securities Other than Equity Securities.
     Not required because this Form 20-F is filed as an annual report.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
     There has been no material default in respect of any indebtedness of UBS or any of its significant subsidiaries or any arrearages of dividends or any other material delinquency not cured within 30 days relating to any preferred stock of UBS AG or any of its significant subsidiaries.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
     Not applicable.
Item 15. Controls and Procedures.
(a) Disclosure Controls and Procedures.
     Please see US regulatory disclosure requirements on page 43 of the Corporate Governance and Compensation report. See also Exhibit 12 to this Form 20-F.
(b) Management’s Annual Report on Internal Control over Financial Reporting.
     Please see Management’s Report on Internal Control over Financial Reporting on page 13 of the Financial Statements report.
(c) Attestation Report of the Registered Public Accounting Firm.
     Please see Report of the group auditors on pages 14 and 15 of the Financial Statements report.
(d) Changes in Internal Control over Financial Reporting.
     None.
Item 16.A. Audit Committee Financial Expert
     Please see Audit committee on pages 13 and 14 and Compliance with New York Stock Exchange listing standards on corporate governance on pages 47 to 49 of the Corporate Governance and Compensation report.
Item 16.B. Code of Ethics
     See Code of Business Conduct and Ethics on page 49 of the Corporate Governance and Compensation report and Corporate responsibility in UBS guidelines and policies on page 84 of the Strategy, Performance and Responsibility report. The code of business conduct and ethics is published on our website under http://www.ubs.com/1/e/about/cg/business_conduct.html.
Item 16.C. Principal Accountant Fees and Services
     See Auditors on pages 40 to 41 of the Corporate Governance and Compensation report.
Item 16.D. Exemptions from the Listing Standards for Audit Committee
     Not applicable.

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     See Share buyback programs, Share buyback and Treasury share activities on pages 63 and 64 of the Risk, Treasury and Capital Management report.
PART III
Item 17. Financial Statements.
     Not applicable.
Item 18. Financial Statements.
     Please see the Financial Statements and the Notes to the Financial Statements on pages 18 to 120 of the Financial Statements report.
Item 19. Exhibits.

Exhibit
Number	Description
1.1.	Articles of Association of UBS AG.

1.2.	Organization Regulations of UBS AG (incorporated by reference to Exhibit 1.2 of UBS AG’s annual report on Form 20-F for the year end December 31, 2006).

2(b).	Instruments defining the rights of the holders of long-term debt issued by UBS AG and its subsidiaries. We agree to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.

4(b).	Terms of the Mandatory Convertible Notes.

7.	Statement regarding ratio of earnings to fixed charges.

8.	Significant Subsidiaries of UBS AG. Please see Note 33 to the Financial Statements Significant Subsidiaries and Associates on pages 96 to 99 of the Financial Statements report.

12.	The certifications required by Rule 13(a)-14(a) (17 CFR 240.13a-14(a)).

13.	The certifications required by Rule 13(a)-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15.	Consent of Ernst & Young Ltd.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UBS AG
/s/ Marcel Rohner

Name: Marcel Rohner
Title: Chief Executive Officer

Date: March 17, 2008	/s/ Marco Suter

Name: Marco Suter
Title: Group Chief Financial Officer

INDEX TO EXHIBITS

Exhibit
Number	Description
1.1.	Articles of Association of UBS AG.*

1.2.	Organization Regulations of UBS AG (incorporated by reference to Exhibit 1.2 of UBS AG’s annual report on Form 20-F for the year end December 31, 2006).

2(b).	Instruments defining the rights of the holders of long-term debt issued by UBS AG and its subsidiaries. We agree to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.

4(b).	Terms of the Mandatory Convertible Notes.*

7.	Statement regarding ratio of earnings to fixed charges.*

8.	Significant Subsidiaries of UBS AG. Please see Note 33 to the Financial Statements Significant Subsidiaries and Associates on pages 96 to 99 of the Financial Statements report.

12.	The certifications required by Rule 13(a)-14(a) (17 CFR 240.13a-14(a)).*

13.	The certifications required by Rule 13(a)-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).*

15.	Consent of Ernst & Young Ltd.*
* Filed as exhibit herewith.

Annual Report 2007 1 | Strategy, Performance and Responsibility 2 | Risk, Treasury and Capital Management 3 | Corporate Governance and Compensation Report 4 | Financial Statements

1

Introduction

Introduction

This year we have changed the structure of our annual report. Based on feedback from users, our annual report now consists of four themed reports. These combine audited and non-audited information.

Together, the four reports make up UBS’s full Annual Report 2007 and replace the former Financial Report, the Handbook and the Compensation Report. They comply with the US disclosure requirements for foreign private issuers as defined by Form 20-F of the Securities and Exchange Commission (SEC).

The four reports are:

Strategy, Performance and Responsibility 2007
This provides a description of our firm, its strategy, organizational structure and financial performance for the last two years. It also discusses our standards for corporate behavior and responsibility, outlines demographic trends in our work-force and describes the way our people learn and are led.

Risk, Treasury and Capital Management 2007
In addition to outlining the principles by which we manage and control risk, this report provides an account of developments in credit risk, market risk, operational risk and treasury management during 2007. It also provides information on UBS shares.

Corporate Governance and Compensation Report 2007
Comprehensive information on our governance arrangements is included in this report, which also explains how we manage our relationships with regulators and shareholders. Compensation of senior management and the Board of Directors (executive and non-executive members) is discussed here.

Financial Statements 2007
This comprises the audited financial statements of UBS for 2007, 2006 and 2005, prepared according to the International Financial Reporting Standards (IFRS). It also includes the audited financial statements of UBS AG (the parent bank) for 2007 and 2006, prepared according to Swiss banking law. Additional disclosure required by Swiss and US regulations is included where appropriate.

In addition to the four reports, Review 2007 is distributed broadly to UBS shareholders and contains key information on our strategy and financials. This booklet summarizes the information in the four-part annual report.

If you only ordered specific reports in prior years, please note that the former Compensation Report is now called Corporate Governance and Compensation Report 2007, and the former Annual Review is now called Review 2007. Our contact details are listed in the final pages of this report – please be in contact with us so that we can arrange delivery of the reports you require.

This report contains information that is current as of the date of this report. We undertake no obligation to update this information or notify you if it should change or if new information should become available.

Our aim is to provide publications that are useful and informative. In order to ensure that UBS remains among the leading providers of corporate disclosure, we would like to hear your opinions on how we can improve the content and presentation of our products (see contact details on the final pages of this report).

UBS

Letter to shareholders

Letter to shareholders

Dear shareholders,

In this year’s annual report we present a Group net loss of CHF 4,384 million. This resulted almost completely from our exposure to the US residential real estate market through positions in mortgage-backed securities and related structured products. The losses on these positions overshadow the outstanding 2007 performance in the majority of our other businesses. This makes this year’s financial result even more difficult for us to accept.

This letter discusses what we consider to be the structural reasons for our losses and how we are addressing them. It also outlines our strategy and current position and the reasons we consider these to have so much potential.
UBS has historically paid close attention to the management of illiquid and long dated risk exposures. And we have fared well in these particular risk categories. Our positions in leveraged lending and commercial real estate are comparatively small and of good quality. At the same time, and in line with our traditional focus, we grew our trading activities in seemingly liquid and high quality securities. The availability of cheap, short-term funding from UBS’s strong capital position facilitated this growth, accelerating the expansion of our balance sheet and comparatively high tradable asset inventories. The creation of Dillon Read Capital Management (DRCM) led to an overweight exposure to the US mortgage market. After a range of largely proprietary driven trading activities were transferred into DRCM, the Investment Bank replaced them with client-driven origination, trading and structuring of mortgage-backed securities. However, this still involved taking principal risk. This decision was driven by an attempt to close revenue gaps with key competitors in certain areas of the fixed income business. In hindsight, these three structural issues were important factors in the very bad outcome we experienced in the context of the US real estate market crisis.
Our shareholders’ support for the measures to strengthen our capital base at the extraordinary general meeting on 27 February was important for the future of UBS. We would like to thank you and reassure you that we see this as just one step on the path to recovery.

How are we correcting our shortcomings? We closed DRCM in 2007 and re-integrated its businesses into the Investment Bank. Recently, we introduced a new funding framework for the Investment Bank to ensure that our trading activities are financed at market comparable levels and consistent with the nature and liquidity of the respective positions. This will reduce the potential incentive to hold dis-

proportionately high trading inventories. Combined with commensurate balance sheet limits, it will also ensure better control over the size of our balance sheet. Finally, we have repositioned the activities of the Investment Bank so that its future will be built on our strengths and client franchises. In 2007, the areas in which we achieved outstanding results are those where we have developed strong and long-standing client relationships and excellent client service. They represent the majority of the Investment Bank’s business and are a solid basis on which to build sustainable and profitable growth.

Wealth and asset management delivered excellent results in 2007. Global Wealth Management & Business Banking produced record results in both net new money inflow, at CHF 156 billion, and profitability. Our Global Asset Management business group fell short of a record result only because it absorbed costs related to the closure of DRCM. The outflows in institutional assets largely related to the weak past investment performance in some core and value equity capabilities. However, these problems have been addressed and new investment management teams are in place. We are therefore confident that we can reverse this trend in the medium term.

Outside Switzerland we have a focused business portfolio that concentrates on wealth management, asset management and investment banking. In our domestic Swiss market, we are the leading universal bank. UBS’s revenue mix, which has a much higher wealth and asset management component than our peers, is unique. With a re-positioned and client-centric Investment Bank, we believe our business portfolio is uniquely placed to benefit from the continuing growth of wealth around the world and therefore deliver sustainable, profitable growth. For us, such growth lies in establishing a set of earnings streams based on true customer benefit, building a strong and growing client base and maintaining assets and capabilities that our competitors find hard to copy. All of our businesses – Global Wealth Management & Business Banking, Global Asset Management and the Investment Bank – are built to benefit from the same fundamental trend, the long-term creation of wealth. Growth of all our businesses, across all countries in which they operate, improves when they work together as a unified firm, as opposed to operating independently of one another.
Efficiency in managing our financial resources, capital and risk is a prerequisite for growth. By making continuous efficiency improvement a permanent task, we will strengthen the enforcement of cost management discipline on a firm-

wide basis and therefore be able to direct investment spending towards areas where it most benefits our clients and investors. We remain committed to managing our capital in a disciplined fashion. We will strive, subject to regulatory requirements, to return to our usual pattern of redistributing capital not required to grow our business to shareholders, once our profitability and capital ratios return to more normalized levels.

Our Investment Bank now has new leadership. Jerker Johansson is a very experienced banker with an outstanding track record in the finance industry. He will fulfill a crucial role in our mission to build UBS to the stage where we are the firm with the fastest client-driven growth. At Group level, our leadership has been further strengthened by the appointment of three UBS senior managers to the Group Executive Board, helping to improve the integration of the Investment Bank with other businesses: Robert Wolf, Chairman and Chief Executive Officer, UBS Group Americas and President and Chief Operating Officer, Investment Bank; Alexander Wilmot–Sitwell, Joint Global Head, Investment Banking Department, Investment Bank and Marten Hoekstra, Head of Wealth Management, Americas.
We are proud of our employees. We appreciate their achievements, loyalty and hard work, especially in these difficult times. The way in which they fulfill their responsibility towards our clients is the backbone of our business. As an employer, UBS therefore remains committed to investing in its employees. We are dedicated to creating a productive working environment based on fairness and meritocracy.

Outlook – As explained in our letter about the fourth quarter result for 2007, we expect 2008 to be another difficult year. We are focusing on the development of our client-driven businesses and the risk management of our remaining exposures to the US real estate market. Our employees and senior management are committed to managing the business in a disciplined fashion, while continuing to deliver outstanding services to clients. We believe this is the best way to earn your confidence.

UBS

Marcel Ospel	Marcel Rohner
Chairman	Chief Executive Officer

5

Strategy and development

7

Strategy and development

–	UBS is a global financial services firm delivering advice, products and services to corporate, institutional and private clients

–	Three businesses – Global Wealth Management & Business Banking, Global Asset Management and the Investment Bank – operating as one firm

–	Challenges faced in 2007 are being addressed at a strategic, structural and operational level

UBS’s commitment

Client focus: UBS’s purpose is to serve clients and provide them with confidence in financial decision making. UBS strives to truly understand clients’ goals – the first priority is the success and interests of clients

Growth through client-driven revenue streams: targeting sustainable and profitable growth by establishing a set of earnings streams based on true customer benefit

Three businesses, one underlying trend – growth of wealth: based on sustained social and economic trends, all of UBS’s businesses – Global Wealth Management & Business Banking, Global Asset Management and the Investment Bank – are focused on areas with above-average growth rates

“One firm” approach: the synergies between UBS’s businesses create additional sustainable earnings opportunities, on top of their individual growth rates. To UBS, the “one firm” approach means meeting client needs without expecting clients to worry about its internal organizational structures

Challenges in 2007

Losses on sizeable trading positions in the US mortgage market led to UBS’s first ever negative Group result: the sudden collapse in the US mortgage securitization market impacted UBS worse than anticipated, overshadowing the strength of UBS’s client-driven businesses. Lessons from these developments were drawn at all levels

Measures taken

–	Closure of alternative investment business Dillon Read Capital Management (DRCM) in the first half of 2007

–	Strategic realignment of the Investment Bank in early 2008 led to repositioning of the fixed income, currencies and commodities (FICC) business unit, in order to strengthen client-driven businesses and consolidate integration with wealth and asset management businesses

–	Establishment of a workout group for mortgage-backed securities (MBS) and collateralized debt obligation (CDO) portfolios, in order to improve risk management and reduce exposure

–	Introduction of a new funding framework to improve balance sheet management discipline

UBS’s business structure

UBS key facts
	As of or for the year ended			% change from
	31.12.07	31.12.06	31.12.05	31.12.06

Financials

Operating income (CHF million)	31,980	47,736	40,691	(33)

Net profit attributable to UBS shareholders (CHF million)	(4,384)	12,257	14,029

Invested assets (CHF billion)	3,189	2,989	2,652	7

Tier 1 ratio (%)[1]	8.8	11.9	12.8

Economic

Tax expense (CHF million)[2]	1,017	2,751	2,785	(63)

Distribution to shareholders (dividends and buybacks) (CHF million)	5,075	5,889	6,702	(14)

Salaries and bonuses (CHF million)	20,057	19,011	15,867	6

Social and environmental

Personnel (FTE)[2]	83,560	78,140	69,569	7

Women in ranked positions (% of total officer population)	26.5	25.5	22.1	4

Corporate charitable donations (incl. disaster relief efforts) (CHF million)[3]	46	38	45	21

Volunteering hours spent by employees	82,858	53,679	N/A	54

CO2 emissions (tons)	281,705	293,169	372,184	(4)

Long-term ratings and benchmarks

Fitch, London	AA	AA+	AA+

Moody’s, New York	Aaa	Aa2	Aa2

Standard & Poor’s, New York	AA	AA+	AA+

Dow Jones Sustainability Index[4]	✓	✓	✓

FTSE4Good[4]	✓	✓	✓

Climate Leadership Index[4]	✓	✓	✓

Interbrand: rank among 100 most valuable global brands	39	42	44

1 Includes hybrid Tier 1 capital. Please refer to the BIS capital and ratios table in the capital management section in Risk, Treasury and Capital Management 2007.   2 Excludes Industrial Holdings.   3 Excludes UBS Optimus Foundation.   4 ✓ Indicates UBS is included in the index.

Strategy and development
Strategy and structure

Strategy and structure

UBS is a global firm, working with corporate, institutional and private clients. Its strategy is to concentrate on three global core businesses – wealth management, asset management and investment banking and securities trading. It also focuses on retail and corporate banking in Switzerland. All the businesses are built to benefit from the same underlying fundamental trend – the growth of wealth. UBS operates as one firm and aims to deliver valuable advice, products and services to its clients while creating high quality sustainable earnings streams.

UBS clients and businesses

Global Wealth Management & Business Banking
In wealth management, UBS’s services are designed for high net worth and affluent individuals around the world, whether investing internationally or in their home country. UBS provides them with tailored, unbiased advice and investment services – ranging from asset management to estate planning and from corporate finance to art banking. Its Swiss retail and corporate banking business provides a complete set of banking and securities services for domestic individual and corporate clients.

Global Asset Management
As an asset manager, UBS offers innovative investment management solutions in nearly every asset class to private, institutional and corporate clients, as well as through financial intermediaries. Investment capabilities comprise traditional assets (for instance equities, fixed income and asset allocation), alternative and quantitative investments (multi-manager funds, funds of hedge funds and hedge funds) and real estate.

Investment Bank
In the investment banking and securities businesses, UBS provides securities products and research in equities, fixed income, rates, foreign exchange, energy and metals. It also provides access to the world’s capital markets for corporate, institutional, intermediary and alternative asset management clients.

UBS’s competitive profile

Client focus
UBS’s purpose is to serve clients and give them confidence in making financial decisions. Whether it serves individual, corporate or institutional clients, UBS puts their success and interests first and strives to truly understand their goals. Client needs develop continuously, as does the financial services industry. UBS strives to systematically capture clients’ feedback, in order to identify potential for improving processes, and then adapt its products and services accordingly.

Three businesses, one underlying trend: growth of wealth Based on sustained social and economic trends, UBS’s businesses are focused on areas with above-average growth rates. In addition, structural developments in various countries are creating broader regional client demand for new financial advice, structuring and execution.

The long-term creation of wealth is the fundamental trend that drives all three of UBS’s businesses – Global Wealth Management & Business Banking, Global Asset Management and the Investment Bank. The influence of this trend on UBS’s businesses with private clients is direct. Private wealth, together with shifting demographics, also drives institutional growth. Taken together, these factors should result in growing capitalization levels in the global financial markets and higher demand for trading execution, financing solutions and risk intermediation.
è	Financial industry trends are detailed on page 15–17

A global and focused strategy
UBS’s consistent strategic focus has led to the current business mix. The current business mix has emerged over fifteen years of development, internal growth initiative and acquisitions, reflecting the firm’s core capabilities, strengths, culture and history. Since 1998, UBS has progressively divested non-core businesses and participations, helping it to invest in growing its core businesses and create a balanced reach worldwide.

UBS is the leading global wealth manager. It is one of the market leaders in both Europe and Asia Pacific, in fourth position in the US and the only firm of global scale focusing on wealth management as a core business. In mergers and acquisitions, and equity underwriting, UBS is among the top five firms globally, and the only global bulge bracket investment bank with roots outside the US.
The asset management business is one of the leading active asset managers globally and is also one of the largest mutual fund managers in Europe.
In Switzerland, UBS is, and has been since 1998, the leading bank for retail and commercial banking. It serves around 2.7 million individual clients and 137,000 corporations, institutional investors, public entities and foundations. The bank has chosen to limit its Swiss retail and commercial banking business to the Swiss market, concentrating on domestic opportunities and growing selected market segments.

Growth through sustainable, client-driven revenue streams The composition and structure of UBS’s businesses is defined by the long-term needs of its clients. The optimal basis for building a high quality, sustainable earnings stream is a business mix that reflects these long-term needs. Because UBS takes this approach, the firm can grow without needing to change its strategic positioning or competitive profile. In order to fulfill the long-term needs of its clients, UBS:
–	makes efficiency improvement a permanent task and a source of innovation, allowing investment spending to be directed to areas that will make the greatest difference for clients and investors;
–	expands market share in existing businesses by attracting new clients in fast growth segments (for example, high net worth private clients) and increasing business volume through improved client segmentation and targeted solutions customized to client needs; and

–	expands geographically, with a focus on regions with rapid economic and wealth growth, such as China, Brazil, Russia, India and the Middle East.
As UBS has significant scale in its areas of focus, with strong positions in large, mature markets as well as a growing presence in emerging markets, its main priority is to develop and grow organically. Acquisitions should accelerate and complement growth, and they must have an obvious strategic and cultural fit, while being financially attractive to shareholders.

“One firm” approach
The synergies between UBS’s businesses create additional sustainable earnings opportunities, on top of their individual growth rates.

To UBS, the “one firm” approach means meeting client needs without expecting clients to worry about its internal organizational structures.
Many clients – particularly wealth management clients – are banking with UBS because it can offer a broad range of investment banking services along with its wealth manage-

Strategy and development
Strategy and structure

ment offering. Cooperation between businesses helps UBS to capture important trends such as the demand for structured products and alternative investments. In mid-2006, the investment banking department and the wealth management businesses launched a dedicated joint initiative focusing on the ultra-high net worth segment. In 2007, the cooperation between the investment banking department and wealth management in key regions has resulted in an inflow of approximately CHF 9 billion of net new money into the wealth management business and resulted in over 90 new mandates for the Investment Bank, generating around CHF 300 million in fees.

Overall, UBS estimates that, in 2007, around CHF 3.6 billion in incremental revenues were generated by its “one firm” approach – on margins kept in-house on proprietary products (mutual funds, structured products and alternative investments), on spreads and fees on client transactions and on cross-business client referrals.

Challenges in 2007 and the way forward

Last year was very difficult for UBS, with the sudden and unprecedented collapse in the US mortgage securitization market hitting UBS far worse than anticipated. Since the middle of 2007, UBS has concentrated on the immediate challenge of risk managing its exposure to the US real estate market, and on drawing the appropriate lessons for the firm as a whole. With the approval of the capital improvement measures by UBS shareholders at the extraordinary general meeting in February 2008, UBS retained a strong capital position. These measures include:
–	the issuance of mandatory convertible notes (MCNs) of CHF 13 billion to two long-term financial investors
–	the Government of Singapore Investment Corporation Pte. LTD (GIC) has subscribed for CHF 11 billion and an investor from the Middle East for 2 billion;
–	the replacement of the cash dividend with a stock dividend; and
–	the rededication of treasury shares previously bought for cancellation.

In addition to further developing its client businesses, UBS is currently placing a specific focus on pursuing the structural changes described below which began towards the end of 2007. These changes will address the weaknesses that led to the losses in 2007.

Closure of Dillon Read Capital Management and repositioning of fixed income, currencies and commodities
In May 2007, UBS announced the closure of Dillon Read Capital Management (DRCM) an alternative investment management venture established in June 2006 in order to allow outside investors access to the trading strategies managed by UBS. The core of DRCM was formed by the transfer of UBS’s principal finance and commercial real estate trading business from the Investment Bank to Global Asset Management. DRCM’s first outside investor fund was launched at the end of 2006. The development of the business, however, did not meet original expectations. After a review of its prospects, the operational complexity of its business model and other factors, UBS’s management decided to close DRCM. As a consequence, outside investor interests were redeemed and UBS’s proprietary portfolios were returned from Global Asset Management to the Investment Bank, where the positions were integrated into the appropriate desks of the fixed income, currencies and commodities (FICC) business unit.

FICC’s sizeable positions in the US mortgage market, including former
DRCM portfolios and positions held by the Investment Bank, incurred significant losses in the second half of 2007, prompting UBS to restructure the business unit. The restructure was designed to strengthen its client-facing businesses, improve cooperation with other parts of UBS and introduce stronger risk discipline. The implementation of these measures was kicked off in January 2008.
As part of this effort, a workout group has been created for certain mortgage-backed securities and CDO portfolios. The remainder of FICC’s real estate securitization business is being repositioned in order to focus on intermediating client flows, while scaling back origination efforts. Real estate finance will be increasingly aligned to the needs of investment banking and wealth management clients, in addition to providing commercial real estate financing solutions with the intention of distributing risk via the securitization or loan syndication market.
Overall, UBS is also strengthening risk discipline in FICC with a dedicated risk management position for real estate and securitization.
Besides this, exiting selected proprietary credit businesses in the US, Asia and Europe will help reduce risk and balance sheet utilization, allowing UBS to concentrate resources on client-

Another advantage of the “one firm” approach is that it helps UBS to create synergies on cost and funding, which the firm estimates saves it around CHF 1 billion per year. UBS shares infrastructure and services between parts of its business, eliminating redundant structures, management and control functions and providing it with more purchasing power. All the businesses operate under one brand, increasing the efficiency of brand building efforts.

Managing UBS’s business

Board structure
The management and oversight structure of UBS is based on two separate boards – the Board of Directors (BoD) and the Group Executive Board (GEB).

The BoD is the more senior body, with ultimate responsibility for the strategy and management of the company, as well as the supervision of executive management. The BoD driven businesses such as global syndicated finance and the flow credit businesses (investment grade, high yield trading and loans sales and trading).
è	Refer to the Investment Bank section on pages 134 to 146 for details regarding developments of its strategy and structure

Balance sheet management and funding framework
Until 2007, the Investment Bank’s activities were substantially funded on a short-term basis and therefore at short-term rates. This allowed individual business lines in the Investment Bank to benefit from the low, short-term funding rates available to UBS as a whole and led to the build-up of sizeable trading inventories. Now, in order to encourage more disciplined use of UBS’s balance sheet, the internal pricing applied for the Investment Bank reflects UBS’s funding costs, plus an add-on to align the price more closely to the prices of defined peer firms. In addition, the Investment Bank’s businesses are required to be term-funded, based on an assessment of the quality and liquidity of their assets by UBS’s central treasury function.

Investment Bank will fund its assets at a rate that matches the liquidity of its assets as assessed by UBS’s central treasury department. As a result of this change, the cost of funding in the Investment Bank now better reflects the liquidity of the underlying assets being funded and is comparable with the costs applicable to its peer group.
è	Details on funding management can be found in Risk, Treasury and Capital Management 2007

Improvements in risk management and control
The losses experienced in 2007 do not invalidate UBS’s risk management and risk control principles, but it became evident that their implementation needs to be strengthened. In addition to the structural changes in the Investment Bank and its funding framework, risk management and valuation of US residential real estate related products have been refined, and will continue to be updated to reflect changes in projections for lifetime cumulative losses and market parameters. UBS is also applying more extensive limits, by asset class, based on gross values and risk sensitivities. Stress testing is being revisited to deliver a more diverse range of scenarios which better differentiate between the source of a stress event and its contagion effect. UBS plans to use more targeted analysis of the positions and vulnerabilities of each portfolio. Liquidity as well as price sensitivity will form another important aspect of stress testing.
è	Details on risk control can be found in Risk, Treasury and Capital Management 2007

Focus on profitable growth
UBS shareholders expect the firm to achieve profitable growth. As described in this section, fulfilling this expectation requires UBS to establish a set of earning streams that are based on true customer benefit, build a strong and growing client base and maintain its unique assets and capabilities that are hard for competitors to copy. Efficiency in managing financial resources and risks is a prerequisite for all three of these requirements. By making continuous efficiency improvement – achieving the same or a better result or service with fewer resources a permanent task, UBS will enforce discipline in the way it manages costs. This will help to optimize spending across different economic and business cycles in such a way that it creates value for both clients and investors.

Strategy and development
Strategy and structure

also defines UBS’s risk framework, principles and overall risk-taking capacity. A clear majority of its members are non-executive and fully independent.

The GEB, on the other hand, assumes overall responsibility for the daily management of UBS, the implementation of strategy and the Group’s business results. Together with the Chairman’s Office of the BoD (which consists of the Chairman and the Vice Chairmen of the BoD), the GEB is responsible for developing UBS’s strategies.
This dual board structure requires that the two boards are institutionally independent of one another, and therefore establishes a system of checks and balances. Furthermore, the functions of Chairman of the BoD and Chief Executive Officer (who is positioned within the GEB) are performed by two different people. No member of one board may be a member of the other.
è	Corporate Governance and Compensation Report 2007 details the corporate governance structures and principles of UBS

Organizational structure
While UBS is structured into three business groups and a Corporate Center, it is managed as an integrated firm. Each business group is led by a member of the GEB.

Strategy and development
Industry trends

Industry trends

Long-term perspectives

In the next ten years, the world economy is expected to grow around 3.1% per year (source: International Monetary Fund and UBS research, December 2007). There will be continued productivity gains as a result of global competition and the diffusion of new technologies. Worldwide population, and therefore economic activity, will also grow; although employment may increase at a slower pace, reflecting demographic shifts towards older populations in some countries, which is expected to reduce the growth potential of the global economy.

The real growth rate of gross domestic product (GDP) will be highest in Asia (excluding Japan), followed by Central and Eastern Europe, the Middle East, Africa and Latin America. As a result of the strong growth performance of many emerging market countries, developing markets will contribute a total of 52% to the increase in global GDP between 2007 and 2015. Asia, excluding Japan, will represent the largest increase in GDP in absolute terms, closely followed by North America and Western Europe, due to the current size of these developed markets. This is why it is important for global financial service providers, such as UBS, to have significant positions both in growth markets and large, mature markets.
The financial services sector has been growing faster than the economy on average for the last three decades. Despite the credit crisis in the US affecting the securitization and credit market, which started in 2007 and continued into early 2008, the financial services sector continues to have attractive long-term growth opportunities. Financial innovation, closely linked to the evolution of securities markets, will not disappear and will remain the driving force for further development in the financial sector. UBS sees several specific factors that will drive the development of its business over the coming decades. The factors which are expected to result in the financial services industry having continued higher growth rates than the overall economy are: client sophistication, wealth accumulation, retirement provisioning, securitization, equitization, non-traditional asset classes, and corporate restructuring and internationalization.
These terms, and their distinct impact on UBS’s businesses, are explained in more detail below.

Client sophistication

The recent growth of financial sponsors and hedge funds ex-emplifies the changing nature of financial market relationships, in which increasingly sophisticated clients are asking for more complex solutions to meet their needs. These clients require innovative solutions that span product groups and geographies. Aided by technological improvements, investment banks are reacting with product innovations, such as new structured products, algorithmic trading or equity bridge financing and targeted services, such as prime brokerage, in a bid to produce the most competitive offering. UBS believes that the investment banks which are best positioned to serve such clients are those with global reach, strong platform capabilities and the scale to offer customization economically.

At the individual level, an unprecedented process of wealth accumulation has occurred within the last decade, triggered first by the technology boom, and spurred on by continued equitization and the creation of wealth in emerging markets. UBS sees wealthy clients taking a more proactive stance in investing their wealth, strongly influenced by their personal circumstances. In order to meet the needs of such clients, the finance industry will be required to offer tailor-made solutions with a more sophisticated approach to segmentation criteria and targeting. Such solutions will increasingly take into account a client’s lifestyle and stage of life, meaning that traditional segmentation criteria (for example, those that simply assess the assets held) will no longer be adequate in comparison.
UBS believes that an integrated business is best able to compete in an increasingly client-centric environment through a deep understanding of clients’ needs as well as a strong tailored offering of comprehensive financial products and services.

Wealth accumulation

In many economies, a notable shift is taking place away from labor-intensive production to more capital-intensive activity.

Strategy and development
Industry trends

Based on this, UBS sees a clear trend towards individual wealth accumulation that is likely to continue over the next decade, particularly in Asia. Wealth is expected to grow faster than GDP in developed countries. Moreover, the ratio of wealth to GDP in emerging markets is currently low and should increase, due, among other factors, to generally higher savings rates. These developments will benefit wealth management businesses across the world. They will also help the asset management industry as private wealth is a key driver for institutional asset growth. Investment banks and securities businesses should also benefit thanks to rising capitalization levels in global financial markets and higher trading volumes.

Retirement provisioning

In coming decades, most countries with established, mature economies will face a major demographic shift related to declining birth rates. This means that while the number of retired citizens will rise, there will be fewer younger people available to replace them in the workforce and therefore fund their retirement. Due to this demographic trend, pension reform is on the agenda of many governments across the world. The strong reliance in Continental Europe and Japan on unfunded schemes will make reform especially urgent in these locations. Although each country will follow its own regulatory agenda, UBS sees a general and gradual shift from unfunded public pension schemes to privately funded ones.

This development benefits both the asset gathering and investment banking businesses. Aside from managing pension mandates, asset management businesses will increasingly address other issues such as asset and liability management for under-funded defined benefit corporate pension funds. With strong capabilities in derivatives and structured products, investment banks also fill an important role in this area.

In wealth management, UBS believes that current developments will influence the demand for retirement-specific products. Private clients usually experience a mind-set change when they enter the sixth decade of their life – the focus shifts from wealth accumulation to wealth protection. Appropriate products and services are needed in order to help these individuals to fund and secure their retirement, representing a substantial growth area for the financial services industry.

Securitization

The de-emphasis of traditional on-balance sheet lending and an increase in securities trading were key contributors to the transformation of the financial services industry over the past decades. Better capital market access and a globalization of financial flows, which improved the pool of available liquidity, have enabled corporations to solve funding needs by directly accessing capital markets while allowing banks to securitize assets and redistribute risk previously held on balance sheet. However, the recent US-led dislocation of credit markets has slowed down this development.

The turmoil highlights a number of issues that need to be addressed, on both the issuer and investor side. Nevertheless, with securitization markets in Europe and most emerging markets still being relatively underdeveloped compared to the US, UBS expects the global securitization trend to progress in the medium to long term. This will require significantly more transparency in the securitization process in order to improve market participants’ ability to effectively price these assets.

Equitization

According to recent estimates, equity accounts for nearly half of the growth in global financial assets as more institutional and individual investors tend to allocate a greater share of their assets to equities. Since 1980, global equity market capitalization has grown at an annual rate of around 12%. With regards to global GDP, the capitalization of world stock markets increased from 23% of GDP in 1980 to almost 110% of GDP at the end of 2007 (see graph below). The rising share of equity in global financial assets reflects the transfer of ownership of productive assets from government and private owners to public markets and the increasing reliance of corporations on public equity financing to fund their operation. UBS believes that the underlying trend towards an increasing role for equity financing and equity investments remains intact, even though the private equity industry is also growing fast. In Western Europe, UBS sees significant growth potential because of continued financial market integration. Growth potential is even higher in the emerging markets in view of the relatively low levels of stock market capitalization compared with GDP. Equitization is expected to provide growth opportunities not only to investment banking and securities businesses, but also to wealth and asset managers, as assets are increasingly shifted into higher margin classes. In addition, with the continued commoditiza-tion of trading services, UBS believes that smaller providers will start outsourcing these services to larger competitors.

Non-traditional asset classes

The last two decades have seen robust growth in non-traditional asset classes – meaning investments other than cash, bonds or public equities. North America led the way, with real estate and private equity becoming significant components of portfolios from the early 1980s onwards. More recently, UBS has seen hedge funds becoming mainstream investments across the globe. Investors are increasingly relying on these asset classes to boost expected returns and increase portfolio diversification. The strong demand and improved ability to structure and securitize even non-financial assets has spurred the development of even more asset classes.

While this is a key driver for the asset management industry, it also builds demand for a variety of sophisticated ancillary products and services, ranging from initial public offerings (IPOs) and leveraged finance for private equity firms to prime brokerage and administrative services for hedge funds.

The growth of non-financial assets is supported by the scarcity of commodities needed in production, raising the importance of an efficient allocation of resources. Energy and raw material markets are becoming increasingly similar to financial markets. Financial firms buy and sell futures and enter into private financial contracts (derivatives) with other market participants. With clients asking for more sophisticated products and services in the commodities area, financial firms are in an ideal position to profit from these developments through application of their experience in capital markets.

Corporate restructuring and internationalization

In the last few years, many businesses have benefited from strong global economic growth, low levels of nominal interest rates and abundant global liquidity. As a result, the global default rate touched a historical minimum and profits grew significantly. More recently, however, due to the sub-prime crisis, interest rates have risen while global levels of liquidity have fallen. The credit cycle has turned and default rates are moving back towards the long-term average. This is likely to trigger continued corporate restructuring which will, in turn, offer business opportunities for the investment banking business.

At the same time, the internationalization of business will continue, particularly in Asia, where strong economic growth is allowing local businesses to gradually become net buyers of assets abroad (especially in the US and in Europe, as well as the commodity-rich countries of Africa and Latin America). This trend will provide business opportunities for UBS advisory experts, who are able to assist businesses interested in making acquisitions around the world.

Strategy and development
The making of UBS

The making of UBS

All the firms that have come to make up today’s UBS look back on a long and illustrious history. Both the two Swiss predecessor banks and PaineWebber Group Inc. (PaineWebber) came into being in the second half of the 19th century, while S.G. Warburg’s roots go back to 1934. But it was in the 1990s when UBS’s current identity began to form.

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
Union Bank of Switzerland, the largest and best-capitalized Swiss bank of its time, opted to pursue a strategy of organic growth, or expansion by internal means. In contrast, SBC, then the third-largest Swiss bank, decided to take another route by starting a joint venture with O’Connor, a leading US derivatives firm that was fully acquired by SBC in 1992. O’Connor was noted for its young, dynamic and innovative culture, its meritocracy and team orientation. It brought state-of-the-art risk management and derivatives technology to SBC. In 1994, SBC acquired Brinson Partners, one of the leading US-based institutional asset management firms. Both the O’Connor and Brinson deals represented fundamental steps in the development of the firm.
The next major move was in 1995, when SBC merged with S.G. Warburg, the British merchant bank. The deal helped to fill SBC’s strategic gaps in corporate finance, brokerage and research and, most importantly, brought with it an institutional client franchise, which is still crucial to today’s equities business.

The 1998 merger of Swiss Bank Corporation and Union Bank of Switzerland brought together these two leading Swiss financial institutions, creating the world leader in wealth management and improving the new firm’s chances of becoming a major investment bank, not to mention providing it with greater capital strength.
Still, in order to become a truly global player in investment banking and wealth management, UBS needed to establish a significant presence in the key US market. That was achieved when PaineWebber became a part of UBS in 2000.
Since the acquisition of PaineWebber, UBS’s strategy has focused on organic growth aided by carefully chosen “bolt-on” acquisitions. In Europe, the domestic wealth management initiative, launched in 2001, has made a number of acquisitions, most notably in Germany (Sauerborn, Merrill Lynch International), the UK (Laing & Cruickshank, Scott Goodman Harris) and France (Lloyds Bank SA). In 2006, UBS strengthened its wealth management business in the US through the acquisitions of the private client branch networks of both Piper Jaffray (closed in 2006) and of McDonald Investments (closed in 2007). In the same year, the Investment Bank saw important additions in the Americas through the acquisition of Banco Pactual in Brazil and ABN AMRO’s Global Futures and Options business.
In February 2008, UBS completed the acquisition in France of Caisse Centrale de Réescompte Group (CCR), an asset and wealth manager based in Paris, from Commerzbank.
Taken together, all these acquisitions have helped UBS to comprehensively widen the range of services offered across businesses and regions.
è	Detailed information on UBS’s history can be found at www.ubs.com/history

18

Strategy and development
Risk factors

Risk factors

Certain risks, including those described below, can impact UBS’s ability to carry out its business strategies and directly affect its earnings. As a consequence, the revenues and operating profit of UBS have varied from period-to-period – and are likely to continue to vary – and revenues and operating profit for any particular period will not be indicative of future results.

Risks related to the current market crisis

UBS, like many other financial market participants, was severely affected by the progressive market dislocation during 2007. The deterioration of the US residential mortgage market in 2007 was more sudden and severe than any such event in recent market history. As a result, the securitized markets became illiquid and UBS’s positions, including securities that had been assigned high credit ratings, lost substantial value. The losses incurred in 2007, and the positions held by UBS on 31 December 2007, are detailed in the “Risk concentrations” section of Risk, Treasury and Capital Management 2007.

UBS continues to hold positions exposed to the US residential mortgage market

As discussed in the paragraphs below on general risk factors, the values of all the assets UBS holds on its own account depend on the development of market conditions and the overall economic environment, as well as factors affecting particular assets. UBS still holds sizeable positions related to the US residential mortgage market, in particular residential mortgage-backed securities (RMBS) and super senior tranches of collateralized debt obligations (CDO) backed by RMBSs. While UBS continues to manage, trade and hedge these positions, the markets for most of these securities have so far remained illiquid. In 2007, UBS incurred substantial losses (realized and mark-to-market) on its holdings. The firm may record further realized losses upon the sale of any assets, or upon liquidation following a default under CDO structures to which it is exposed, and may record additional mark-to-market losses in the event of adverse developments specific to its positions (such as the deterioration of remittance data in underlying mortgage pools). In addition, the value of UBS’s holdings has been and may be further reduced by various factors affecting the overall mortgage market or the US mortgage and real estate markets in general. These factors include deteriorating loss assumptions with respect to mortgage-related assets generally, even those assets that are not themselves experiencing difficulties, due to higher levels of mortgage borrower defaults and the possible forced sale of inventories by other market participants.

UBS has bought protection from monoline insurers that may not be effective

UBS’s business entails exposure to counterparty credit risk. UBS’s credit exposure to the monoline sector arises from over-the-counter (OTC) derivative contracts – mainly credit default swaps (CDS) which are carried at fair value. The fair value of these CDSs – and thus UBS’s exposure to the counterparties – depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Towards the end of 2007, monoline insurers were adversely affected by their exposure to US residential mortgage-linked products, and UBS recorded credit valuation adjustments on the claims against monoline counter-parties. If the financial condition of these counterparties or their perceived credit worthiness deteriorates further UBS could record further credit valuation adjustments on the CDSs bought from monoline insurers.
UBS is also actively trading issued securities and derivatives of monolines including CDSs and the value of these contracts is subject to market volatility.

UBS holds positions in other asset classes that might be negatively affected by the current market crisis

The market dislocation in 2007 has been progressively felt in asset classes beyond US sub-prime mortgages. In 2007, UBS recorded markdowns on other assets carried at fair value including leveraged underwriting commitments – particularly commitments made prior to the credit market dislocation in July 2007 – and positions related to Alt-A residential mortgages and commercial mortgages in the US. In the future, UBS could record negative fair value adjustments on these assets and on other asset classes to which the effect of the crisis in the credit markets may spread, such as other US asset-backed securities or securities issued by US states and municipalities and student loan programs, including auction rate certificates (ARCs) and others. Such securities may also be wrapped by monoline insurers and therefore could incur losses if the difficulties in the monoline sector persist or increase (see the previous risk factor on monoline exposures).
As a sponsor of ARCs programs, UBS has provided liquidity to their auction processes. Due to the decreasing demand for ARC securities in light of recent market concerns about the financial status of monoline insurers and the continued deterioration of credit markets, the firm’s inventory in these securities has increased and is subject to valuation uncertainties. UBS holds positions related to real estate markets in countries other than the US and these exposures could also record losses.

UBS is also exposed to risk when it provides financing against the affected asset classes such as in its prime brokerage, reverse repo and lombard lending activities.

Risk factors related to UBS’s business activity

Performance in the financial services industry depends on the economic climate – negative developments can adversely affect UBS’s business activities

The financial services industry prospers in conditions of economic growth, stable geopolitical conditions, capital markets that are transparent, liquid and buoyant and positive investor sentiment. An economic downturn, inflation or a severe financial crisis (as seen in 2007) would negatively affect UBS’s revenues and it would be unable to immediately adjust all its costs to the resulting deterioration in market or business conditions.
A market downturn can be precipitated by geopolitical events, changes in monetary or fiscal policy, trade imbalances, natural disasters, pandemics, civil unrest, war or terrorism. Because financial markets are global and highly interconnected, even local and regional events can have widespread impact well beyond the countries in which they occur. A crisis could develop, regionally or globally, as a result of disruption in emerging markets, which are particularly susceptible to macro-economic and geopolitical developments, or as a result of the failure of a major market participant. As UBS’s presence and business in emerging markets increases, it becomes more exposed to these risks.
Adverse and extreme developments of this kind have affected UBS’s businesses in a number of ways, and may continue to have further adverse effect on the firm’s businesses:
–	a general reduction in business activity and market volumes affects fees, commissions and margins from market-making and customer-driven transactions and activities;
–	a market downturn is likely to reduce the volume and valuations of assets UBS manages on behalf of clients, reducing its asset- and performance-based fees;
–	reduced market liquidity limits trading and arbitrage opportunities and impedes UBS’s ability to manage risks, impacting both trading income and performance-based fees;
–	assets UBS holds for its own account as investments or trading positions could continue to fall in value;
–	impairments and defaults on credit exposures and on trading and investment positions could increase, and losses may be exacerbated by falling collateral values; and
–	if individual countries impose restrictions on cross-border payments or other exchange or capital controls, UBS could suffer losses from enforced default by counterparties, be unable to access its own assets, or be impeded in – or prevented from – managing its risks.

Due to its sizeable trading inventory, trading activities and the counterparty credit risks in many of its businesses, UBS is dependent upon its risk management and control processes to avoid or limit potential losses

Risk-taking is a major part of the business of a financial services firm. UBS derives a substantial part of its revenues from market-making and proprietary trading in cash and derivatives markets. Credit is an integral part of many of UBS’s retail, wealth management and Investment Bank activities. This includes lending, underwriting and derivatives businesses and positions.
Interest rates, equity prices, foreign exchange levels and other market fluctuations can adversely affect its earnings. Some losses from risk-taking activities are inevitable but, to be successful over time, UBS must balance the risks it takes with the returns it generates. It must therefore diligently identify, assess, manage and control its risks, not only in normal market conditions but also as they might develop under more extreme (“stressed”) conditions, when concentrations of exposure can lead to severe losses. UBS’s approach to risk management and control and its tools and processes for market and credit risk control, including country risk, are described in Risk, Treasury and Capital Management 2007. The steps UBS is taking to strengthen its market risk framework are also described in the same report.
As seen in 2007, UBS is not always able to prevent losses arising from extreme and sudden market dislocations that are not anticipated by its risk measures and systems and affect sizeable inventory positions and therefore lead to serious losses. Value at Risk (VaR), a statistical measure for market risk, is derived from historical market data, and thus, by definition, could not have predicted the losses seen in the stressed conditions in 2007. However, stress loss and concentration controls, and the dimensions in which UBS aggregates risk to identify potentially highly correlated exposures, proved to be inadequate.
UBS is taking steps to strengthen its risk management and risk control frameworks in the affected areas, but the firm could suffer further losses in future if:
–	it does not fully identify the risks in its portfolio, in particular risk concentrations and correlated risks;
–	its assessment of the risks identified, or its response to negative trends, proves to be inadequate or incorrect;
–	markets move in ways that are unexpected – in terms of their speed, direction, severity or correlation – and UBS’s ability to manage risks in the resultant environment is therefore restricted;
–	third parties to whom UBS has credit exposure or whose securities it holds for its own account are severely affected by events not anticipated by UBS’s models and the bank accordingly suffers defaults and impairments beyond the level implied by its risk assessment; and
–	collateral or other security provided by its counterparties proves inadequate to cover their obligations at the time of their default.

Strategy and development
Risk factors

UBS also manages risk on behalf of its clients in its asset and wealth management businesses. Its performance in these activities could be harmed by the same factors. If clients suffer losses or the performance of their assets held with UBS is not in line with relevant benchmarks against which clients assess investment performance, UBS may suffer reduced fee income and a decline in assets under management or withdrawal of mandates.
Investment positions – such as equity holdings made as a part of strategic initiatives, for revenue generation, held in support of UBS’s business activities, and seed investments made at the inception of funds managed by UBS – may also be affected by market risk factors. These investments, however, are often not liquid and are generally intended or required to be held beyond a normal trading horizon. They are subject to a distinct control framework (described in Risk, Treasury and Capital Management 2007). Deteriorations in the fair value of these positions would have a negative impact on UBS’s earnings.

The valuation of certain assets, including many of the positions related to the US sub-prime residential mortgage market, rely on models. For some or all of the inputs to these models there is no observable source

Where possible, UBS marks its assets at their quoted market price in an active market. In the current environment, such price information is not available for certain instruments linked to the US residential mortgage market and UBS applies valuation techniques to measure such instruments. Valuation techniques use “market observable inputs” where available, derived from similar assets in similar and active markets, from recent transaction prices for comparable items or from other observable market data. For positions for which some or all of the reference data is not observable or has limited observability, UBS uses valuation models with non-market observable inputs. These positions include super senior RMBS CDO tranches related to the US residential mortgage market. Note 26 in Financial Statements 2007 provides detailed information on the determination of fair value from valuation techniques. There is no single market standard for valuation models in this area and such models have inherent limitations, and different assumptions and inputs would generate different results, and these differences could have a significant impact on UBS’s financial results. UBS is obliged to regularly review and update its valuation models to incorporate all factors that market participants would consider in setting a price – this includes factoring in current market conditions. Judgment is an important component of this process and UBS carefully considers whether the assumptions and inputs of its models remain appropriate to establish a fair value for the instrument. Changes in model inputs or in the models themselves could have a material impact on UBS’s financial results.
Liquidity and funding management are critical to UBS’s ongoing performance
A substantial part of UBS’s funding requirement is met using short-term unsecured funding sources, including wholesale and retail deposits and the regular issuance of money market paper. The volume of these funding sources is largely stable. If this situation were to change, UBS could be forced to liquidate assets, in particular from its trading portfolio, to meet maturing liabilities or deposit withdrawals. UBS might be forced to sell them at discounts that could adversely affect its profitability and its business franchises.
A reduction in its credit rating would adversely increase UBS’s cost of borrowing, in particular from wholesale unsecured sources, and reduce its access to capital markets. It would also result in UBS having to make additional cash payments or post collateral, or in the premature termination of contracts with rating trigger clauses. These events may further increase UBS’s liquidity needs, while reducing its ability to obtain funding.
In 2007, UBS’s credit spreads increased substantially, in line with the general trend for the financial services industry. The losses UBS incurred in 2007 have put its credit ratings under pressure. If these trends continue, the combination of an increase in UBS’s borrowing costs and lower margins could have an adverse impact on the firm’s profitability.
è	UBS’s approach to liquidity and funding management is described in Risk, Treasury and Capital Management 2007

UBS’s capital strength is important to support its client franchise

UBS’s capital position measured by the BIS capital ratios is and has traditionally been strong, both in absolute terms and relative to its competitors. Capital ratios are determined by risk-weighted assets – balance sheet, off-balance sheet and market positions, measured and risk-weighted according to regulatory criteria – and eligible capital. UBS’s capital ratios could come under pressure due to financial losses, as seen towards the end of 2007, or due to an increase in risk-weighted assets. For instance, substantial market volatility, a widening of credit spreads (the major driver of UBS’s VaR) or a change in regulatory treatment of certain positions could result in a rise in risk-weighted assets and thereby reduce UBS’s capital ratios.

Operational risks may affect UBS’s business

All UBS’s businesses are dependent on the bank’s ability to process a large number of complex transactions across multiple and diverse markets in different currencies, in addition to being subject to the many different legal and regulatory regimes of these countries. UBS’s operational risk management and control systems and processes, which are described in the operational risk section of Risk, Treasury and Capital Management 2007, are designed to ensure that the risks associated with the bank’s activities including those arising from process error, failed execution, unauthorized trading, fraud, systems failure and failure of security and physical protection are appropriately controlled. If these internal controls fail or prove ineffective in identifying and remedying such risks, UBS could suffer operational failures that might result in losses.

Legal claims and regulatory risks arise in the conduct of UBS’s business

In the ordinary course of its business, UBS is subject to regulatory oversight and liability risk. It is involved in a variety of claims, disputes and legal proceedings and regulatory investigations where UBS is active, including the US, Switzerland and other jurisdictions. Regulatory activity and legal claims have increased as a consequence of the current market crisis, and are expected to increase further. Such proceedings expose UBS to substantial monetary damages and legal defense costs, injunctive relief, criminal and civil penalties and the potential for regulatory restrictions on UBS’s businesses. The outcome of these matters cannot be predicted and they could adversely affect UBS’s future business.
è	See Note 21 in Financial Statements 2007 for information on legal proceedings in which UBS is involved

UBS might be unable to identify or capture revenue or competitive opportunities, or retain and attract qualified employees

The financial services industry is characterized by intense competition, continuous innovation, detailed (and sometimes fragmented) regulation and ongoing consolidation. UBS faces competition at the level of local markets and individual business lines, and from global financial institutions comparable to UBS in their size and breadth. Barriers to entry in individual markets are being eroded by new technology. UBS expects these trends to continue and competition to increase in the future.
The competitive strength and market position of UBS could be eroded if the firm is unable to identify market trends and developments, does not respond to them by devising and implementing adequate business strategies or is unable to attract or retain the qualified people needed to carry them out.
In particular, the efforts required to address the current market crisis and related challenges might diminish the attention UBS devotes to managing other risks including those arising from its competitive environment. The changes recently introduced with regard to UBS’s balance sheet management, funding framework, in risk management and control as well as the repositioning of the fixed income, currencies and commodities business are likely to reduce the revenue contribution of certain activities that require substantial funding or focus on proprietary trading.
Despite the losses incurred in 2007, UBS has sought to reward its employees appropriately based on competitive compensation schemes. Given the competitiveness of the financial industry, however, the possibility cannot be excluded that key employees will be attracted by competitors and decide to leave UBS, or that UBS may be less successful in attracting qualified employees.

UBS’s reputation is key to its business

UBS’s reputation is critical in maintaining its relationships with clients, investors, regulators and the general public. The reputation of UBS can be damaged, for instance, by misconduct by its employees, by activities of business partners over which UBS has limited or no control, by severe or prolonged financial losses or by uncertainty about its financial soundness and its reliability. This could result in client attrition in different parts of UBS’s business and could negatively impact its financial performance. The firm’s reputation is therefore a key factor in its risk management efforts.

UBS’s global presence exposes the bank to other risks

UBS operates in more than 50 countries, earns income and holds assets and liabilities in many different currencies and is subject to many different legal, tax and regulatory regimes.
UBS’s ability to execute its global strategy depends on obtaining and maintaining local regulatory approvals. This includes the approval of acquisitions or other transactions and the ability to obtain the necessary licenses to operate in a local market. Changes in local tax laws or regulations may affect the ability or the willingness of UBS’s clients to do business with the bank, or the viability of the bank’s strategies and business model.
In its financial accounts, UBS accrues taxes but the final effect of taxes on earnings is only determined after completion of tax audits (which might take a number of years) or the expiration of statutes of limitations. In addition, changes in tax laws, judicial interpretation of tax laws or policies and practices of tax authorities could have a material impact on taxes paid by UBS and cause the amount of taxes ultimately paid by UBS to differ from the amount accrued.
Because UBS prepares its accounts in Swiss francs, while a substantial part of its assets, liabilities, revenues and expenses are denominated in other currencies, changes in foreign exchange rates have an effect on its reported income, particularly between the Swiss franc and the US dollar (US dollar income represents the major part of UBS’s non-Swiss franc income). UBS’s approach to management of this currency risk is explained in the corporate currency management system in Risk, Treasury and Capital Management 2007.

23

Financial performance

25

Financial performance

–	In 2007, UBS reported a Group net loss attributable to UBS shareholders of CHF 4,384 million

–	Losses from positions related to the US residential mortgage market outweighed the strong performance in the other parts of UBS

UBS results 2007

Losses on trading positions related to the US residential sub-prime and Alt-A real estate market totaled approximately CHF 21.3 billion

Record net fee and commission income of CHF 30.6 billion, reflecting strong performance in wealth and asset management, investment banking and equity underwriting

Operating expenses of the financial businesses, at CHF 34,503 million, were up 5% from 2006. Higher staff levels drove salary expenses and general and administrative expenses up. Performance-based compensation declined, reflecting the losses on US sub-prime related positions

UBS performance indicators 2007

Return on equity was negative 10.2%, down from positive 26.4% in 2006

Diluted earnings per share were negative CHF 2.49, compared with a positive CHF 5.57 in 2006

Cost/income ratio for financial businesses was 110.3% in 2007, significantly up from 69.7% in 2006

Net new money: at CHF 140.6 billion, down from a record in 2006 (CHF 151.7 billion). The decrease was mostly driven by full-year outflows in Global Asset Management. Record net new money inflows were seen in Swiss and international wealth management (up by CHF 27.5 billion from 2006)

Business group performance from continuing operations before tax
	For the year ended				% change from
CHF million	31.12.07		31.12.06	31.12.05	31.12.06

Wealth Management International & Switzerland	6,306		5,203	4,161	21

Wealth Management US	718		582	312	23

Business Banking Switzerland	2,460		2,356	2,189	4

Global Wealth Management & Business Banking	9,484		8,141	6,662	16

Global Asset Management	1,315	[1]	1,392	1,057	(6)

Investment Bank	(15,525)		5,943	5,181

Corporate Center	1,255	[2]	(1,087)	(708)

Financial Businesses	(3,471)		14,389	12,192

1 Includes costs related to the closure of Dillon Read Capital Management (DRCM) (CHF 384 million, pre-tax).  2 Includes gain on sale of 20.7% stake in Julius Baer (CHF 1,950 million, pre-tax).

1 Net profit attributable to UBS shareholders / average equity attributable to UBS shareholders less distributions (where applicable).  2 Excludes results from Industrial Holdings.  3 Operating expenses/ operating income less credit loss expense or recovery.  4 Excludes interest and dividend income.  5 Includes gain on sale of 20.7% stake of Julius Baer (CHF 1,926 million, post-tax) and costs related to the closure of DRCM (CHF 229 million, post-tax).  6 Includes gain on sale of 20.7% stake of Julius Baer (CHF 1,950 million, pre-tax) and costs related to the closure of DRCM (CHF 384 million, pre-tax).

Financial performance
Measurement and analysis of performance

Measurement and analysis of performance

UBS’s performance is reported in accordance with International Financial Reporting Standards (IFRS). This discussion and analysis of the UBS results comments on the underlying operational performance of the business, with a focus on continuing operations. As discontinued activities are no longer relevant to the management of the company, UBS does not consider them to be indicative of its future potential performance. They are therefore not included in UBS’s business planning decisions. This helps to better assess UBS’s performance against that of its peers and to estimate future growth potential.

In the last three years, two such items had a significant impact on UBS’s consolidated financial statements:
–	in fourth quarter 2005, UBS’s Private Banks & GAM unit was sold to Julius Baer at a gain of CHF 3,705 million after tax (pre-tax CHF 4,095 million) – the unit comprised the Banco di Lugano, Ehinger & Armand von Ernst and Ferrier Lullin private banks as well as specialist asset manager GAM. After the sale, UBS retained a stake of 20.7% in the new Julius Baer; and
–	on 23 March 2006, UBS sold its 55.6% stake in Motor-Columbus to a consortium representing Atel’s Swiss minority shareholders, EOS Holding and Atel, as well as French utility Electricité de France (EDF) for a sale price of approximately CHF 1,295 million, which led to an after-tax gain on sale of CHF 387 million.
Up to and including 2005, UBS provided comments and analysis on an adjusted basis that also excluded the amortization of goodwill and other acquired intangible assets. With the introduction of IFRS 3 Business Combinations at the beginning of 2005, UBS ceased amortizing goodwill, which was by far the largest adjustment made to its results.

Factors affecting UBS’s financial positions and results of operations in 2007
–	In second quarter 2007, UBS sold its 20.7% stake in Julius Baer which was held as a financial investment available-for-sale. The post-tax gain of CHF 1,926 million was therefore included in performance from continuing operations.
–	In the same quarter, the closure of Dillon Read Capital Management (DRCM), an alternative investment venture launched in 2006, led to a charge against profits of CHF 384 million pre-tax (CHF 229 million after-tax).
–	In the second half of 2007, UBS was severely affected by the progressive market dislocation. This led to total losses of approximately USD 18.7 billion (CHF 21.3 billion) on UBS’s positions related to the US residential sub-prime and Alt-A real estate market, representing a combination of write-

downs, hedge gains and losses, realized losses from the scale of position and credit valuation adjustments on credit default swaps (CDSs) purchased from monoline insurers. Losses on securities related to US sub-prime residential mortgages totaled USD 14.6 billion, of which USD 9.2 billion were recorded on super senior tranches of collateralized debt obligations (CDOs). Positions related to Alt-A mortgages lost USD 2 billion due to spread widening towards the end of the year. Losses of USD 1.3 billion were incurred on US structured credit programs (reference-linked notes) in the US. Total credit valuation adjustments on protection bought from monoline insurers were USD 0.8 billion in 2007, reflecting the degree to which UBS considers its claims against these counterparties to be impaired.
è	For details on these positions, see the “Risk concentrations” section in Risk, Treasury and Capital Management 2007

Seasonal characteristics

The main businesses of UBS do not generally show significant seasonal patterns, except for the Investment Bank, where revenues are impacted by the seasonal characteristics of general financial market activity and deal flows in investment banking.

Accordingly, when discussing quarterly performance, the Investment Bank’s financial results of the reported quarter are compared with those achieved in the same period of the previous year. Similarly, when considering the impact of the Investment Bank’s performance on UBS’s financial statements, the overall quarterly performance is discussed on a year-on-year basis (comparing the actual quarter with the same quarter in the previous year). Because of the volatile nature of market movements, and the resulting business and trading opportunities, the market risk and balance sheet items in the Investment Bank are compared on a present-quarter to previous-quarter basis. For all other business groups and business units, recent quarterly results are compared with the previous quarter’s, as they are only slightly impacted by seasonal components such as asset withdrawals in fourth quarter and lower client activity levels related to the end-of-year holiday season.

Performance measures

UBS performance indicators
For the last eight years, UBS has consistently assessed its performance against a set of four measures that were designed to measure the delivery of continuously improving returns to its shareholders.

On average, through periods of varying market conditions, UBS will:
–	seek to increase the value of its firm by achieving a sustainable, after-tax return on equity of a minimum of 20%;
–	aim to achieve a clear growth trend in net new money for all financial businesses, including Global Wealth Management & Business Banking as well as Global Asset Management;
–	target a double-digit percentage growth for diluted earnings per share (EPS); and
–	continue to manage business group and business unit cost / income ratios at levels that compare well with competitors. The cost / income ratio target is limited to the financial businesses.

Business group key performance indicators
At the business group or business unit level, performance is measured by carefully chosen key performance indicators (KPIs). They indicate the business group’s or business unit’s success in creating value for shareholders but UBS does not disclose explicit targets for these KPIs. The KPIs show the key drivers of each unit’s core business activities and include financial metrics, such as cost / income ratios and invested assets, along with non-financial metrics, such as the number of client advisors.

These business group KPIs are used for internal performance measurement and planning as well as external reporting. This ensures management accountability for performance by senior executives and consistency in external and internal performance measurement.

Client/invested assets reporting
Since 2001, UBS has reported two distinct metrics for client funds:
–	client assets are all client assets managed by or deposited with UBS, including custody-only assets and assets held for purely transactional purposes; and
–	invested assets is a more restrictive term and includes all client assets managed by or deposited with UBS for investment purposes.

Invested assets is the central measure for UBS and includes, for example, discretionary and advisory wealth management portfolios, managed institutional assets, managed fund assets and wealth management securities or brokerage accounts. It excludes all assets held for purely transactional and custody-only purposes as UBS only administers the assets and does not offer advice on how these assets should be invested. Since 1 January 2004, corporate client assets (other than pension funds) deposited with the Business Banking Switzerland unit have been excluded from invested assets, as UBS has a minimal advisory role for such clients and as asset flows are driven more by liquidity requirements than investment needs. The same holds true for the corporate cash management business of the Wealth Management US unit, which UBS has excluded from its invested assets since the end of 2005. Non-bankable assets (for example, art collections) and deposits from third-party banks for funding or trading purposes are excluded from both measures.
Net new money in a reported period is the net amount of invested assets that are entrusted to the bank by new and existing clients less those withdrawn by existing clients and clients who terminate their relationship with UBS. Net new money is calculated using the direct method, by which in- and outflows to and from invested assets are determined at the client level based on transactions. Interest paid to UBS on clients’ loans out of invested assets is treated as net new money outflow. From 2008 onwards, these interest payments will be deducted from the performance of invested assets and no longer impact net new money. Interest and dividend income from invested assets is not counted as net new money inflow. Market and currency movements and fees and commissions are excluded from net new money, as are the effects resulting from any acquisition or divestment of a UBS subsidiary or business. Reclassifications between invested assets and client assets as a result of a change in the service level delivered are treated as net new money flow.
When products are managed in one business group and sold in another, they are counted in both the investment management unit and the distribution unit. This results in double counting in UBS’s total invested assets as both units provide an independent service to their respective client, add value and generate revenues. Most double counting arises where mutual funds are managed by the Global Asset Management business and sold by Global Wealth Management & Business Banking. Both businesses involved count these funds as invested assets. This approach is in line with both finance industry practices and UBS’s open architecture strategy and allows the firm to accurately reflect the performance of each individual business. Overall, CHF 392 billion of invested assets were double counted in 2007 (CHF 371 billion in 2006).

Financial performance
Measurement and analysis of performance

Business group / business unit key performance indicators
Business	Key performance indicators	Definition

Business groups (excluding Corporate Center) and Business units within financial businesses	Cost / income ratio (%)	Total operating expenses / total operating income before adjusted expected credit loss.

Wealth & Asset Management Businesses and Business Banking Switzerland	Invested assets (CHF billion)	Client assets managed by or deposited with UBS for investment purposes only (for further details please see page 29).

	Net new money (CHF billion)	Inflow of invested assets from new clients

+ inflows from existing clients

- outflows from existing clients

- outflows due to client defection.

Wealth & Asset Management Businesses	Gross margin on invested assets (bps)	Operating income before adjusted expected credit loss / average invested assets.

Wealth Management International & Switzerland	Client advisors	Expressed in full-time equivalents.

	Revenues per advisor (CHF thousand)	Income / average number of client advisors.

	Net new money per advisor (CHF thousand)	Net new money / average number of client advisors.

	Invested assets per advisor (CHF thousand)	Average invested assets / average number of client advisors.

Wealth Management US	Recurring income (CHF million)	Interest, asset-based revenues for portfolio management and account-based, distribution and advisory fees (as opposed to transactional revenues).

	Revenues per advisor (CHF thousand)	Income (including net goodwill funding) / average number of financial advisors. Net goodwill funding is defined as goodwill and intangible asset related funding, net of interest income on the corresponding regulatory capital allocated.

	Net new money per advisor (CHF thousand)	Net new money / average number of financial advisors.

	Invested assets per advisor (CHF thousand)	Average invested assets / average number of financial advisors.

Business Banking Switzerland	Impaired lending portfolio as a % of total lending	Impaired lending portfolio, gross /

	portfolio, gross	total lending portfolio, gross.

	Return on allocated regulatory capital (%)	Business unit performance before tax /average allocated regulatory capital.

Investment Bank	Compensation ratio (%)	Personnel expenses / operating income before adjusted expected credit loss.

	Impaired lending portfolio as a % of total lending	Impaired lending portfolio, gross /

	portfolio, gross	total lending portfolio, gross.

	Return on allocated regulatory capital (%)	Business group performance before tax /average allocated regulatory capital.

	Average VaR (10-day, 99% confidence, 5 years of historical data)	Value at Risk (VaR) expresses maximum potential loss measured to a 99% confidence level, over a 10-day time horizon and based on 5 years of historical data.

Corporate Center	IT infrastructure (ITI) cost per financial businesses full-time employee	ITI costs / average number of Financial Businesses employees.

Financial performance
UBS reporting structure

UBS reporting structure

Changes to reporting structure and presentation in 2007 and other adjustments

Reintegration of Dillon Read Capital Management portfolios into the Investment Bank

On 3 May 2007, UBS announced that the proprietary funds managed by Dillon Read Capital Management (DRCM) in Global Asset Management were being transferred to the Investment Bank. As a result, DRCM’s principal finance, credit arbitrage and commercial real estate businesses were merged with the relevant business lines in the Investment Bank and DRCM’s third party funds were redeemed. As a result, the business activities related to DRCM are no longer reported separately.

Netting of balance sheet items

In second quarter 2007, after concluding that it met netting criteria for certain balance sheet items, UBS decided to begin netting the positive and negative replacement values of over-the-counter interest rate swaps processed through the London Clearing House (LCH).
In addition, the reclassification of certain receivables and payables resulting from the prime brokerage business, which was first announced by UBS at the end of 2006, required further minor adjustments to its loans and “Due to customers” balance sheet positions.

Syndicated finance revenues

In fourth quarter 2007, UBS revised the presentation of certain syndicated finance revenues in its income statement. Revenues which relate to syndicated loan commitments designated at fair value through profit or loss are now presented in net trading income rather than as debt underwriting fees in net fee and commission income. Prior periods have been adjusted to conform to this presentation. The adjustments resulted in a reduction of net fee and commission income of CHF 425 million and CHF 252 million for 2006 and 2005 respectively, in addition to a corresponding increase in net trading income in these periods. The change in presentation had no impact on UBS’s net profit and earnings per share for any period presented.

Accounting changes

Effective 2007, UBS adopted the disclosure requirements of the International Financial Reporting Standard 7 (IFRS 7). The new standard has no impact on recognition, measurement and presentation of financial instruments. It does require entities to provide disclosures in their financial statements that enable users to evaluate:
–	the significance of financial instruments for the entity’s financial position and performance; and
–	the nature and extent of the credit, market and liquidity risks arising from financial instruments during the period and at the reporting date (including concentrations of such risk), and how the entity manages those risks.

The principles of IFRS 7 complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in International Accounting Standard 32 (IAS 32) Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement.

è	IFRS 7 disclosure requirements are discussed in Risk, Treasury and Capital Management 2007 and Financial statements 2007

Financial performance
UBS reporting structure

Changes in presentation of non-performing loan disclosure

UBS stopped disclosing non-performing loans as a key performance indicator for the Investment Bank and Business Banking Switzerland in quarterly reports beginning in first quarter 2007, after the firm had previously stopped doing so in its annual report 2006. UBS continues to disclose and discuss the impaired lending portfolio, which is a key component of its internal credit risk management and control processes. As in previous years, non-performing loans, as defined under Swiss Federal Banking Commission (SFBC) regulation, will be reported in the notes to the annual financial statements.

Other new disclosures, changes in presentation

Some minor enhancements have been made to UBS’s disclosure in 2007, as part of the firm’s continuing effort to improve the transparency of its financial reporting and provide the best possible understanding of its business.
In first quarter 2007, UBS introduced key performance indicators in the Wealth Management International & Switzerland business unit to better illustrate the productivity of UBS client advisors. As a result, UBS now reports revenues, net new money and invested assets per advisor in all its wealth management businesses (the indicator “revenues per advisor” was already a part of Wealth Management US disclosure).
Moreover, in discussion of its financial businesses results, UBS changed the breakdown of net interest and trading income to better reflect the structure of the business.

Accounting changes in 2008

Share-based payment: disclosure (IFRS 2)

In January 2008, the International Accounting Standards Board (IASB) issued an amendment to IFRS 2 Share-based Payment. The amended standard, entitled IFRS 2 Sharebased Payment: Vesting Conditions and Cancellations, is effective 1 January 2009 (early adoption permitted). The new standard clarifies the definition of vesting conditions and the accounting treatment of cancellations. UBS has adopted this amended standard as of 1 January 2008. Under the amended standard, UBS is required to distinguish between vesting conditions (such as service and performance conditions) and non-vesting conditions. The amended standard no longer considers vesting conditions to include certain non-compete provisions and transfer restrictions. Prior to adopting this amendment, UBS treated non-compete provisions as vesting conditions. The impact of this change will be that, from 1 January 2008 on, most of UBS’s share awards will be expensed in the performance year rather than over the period through which the non-compete conditions are applicable. Restrictions remaining effective after the employee becomes entitled to the share-based award will be considered when determining grant date fair value. Following adoption of this amendment, UBS will fully restate the two comparative prior years (2006 and 2007). With the restatement, an additional compensation expense of approximately CHF 800 million will be recognized in 2007 to account for higher share-based awards, mainly in the Investment Bank. For further details please see Note 1 in Financial Statements 2007.

Discontinuation of the adjusted expected credit loss concept Starting in first quarter 2008, UBS will cease using the adjusted expected credit loss concept and begin to book actual credit losses (recoveries) in the respective business groups in its internal management reporting. This will affect the results of the business groups in future management reports and simplify Note 2 in Financial Statements 2007.

Industrial Holdings to be reported in Corporate Center

As UBS has continuously reduced its private equity business in Industrial Holdings over the last three years to a very low level, it has been decided to report these activities under Corporate Center from first quarter 2008 onwards. As in previous years, the strategy to de-emphasize and reduce exposure to private equity while capitalizing on orderly exit opportunities as they arise continues.

Financial performance
Performance indicators

Performance indicators

	For the year ended
	31.12.07	31.12.06	31.12.05

RoE (%)[1]

as reported	(9.4)	28.2	39.7

from continuing operations	(10.2)	26.4	27.6

Diluted earnings per share (CHF)[2]

as reported	(2.28)	5.95	6.68

from continuing operations	(2.49)	5.57	4.65

Cost / income ratio of the financial businesses (%)[3,4]	110.3	69.7	70.1

Net new money, financial businesses (CHF billion)[5]	140.6	151.7	148.5

1 Net profit attributable to UBS shareholders / average equity attributable to UBS shareholders less distributions (where applicable). 2 Details of the EPS calculation can be found in Note 8 in Financial Statements 2007. 3 Excludes results from Industrial Holdings. 4 Operating expenses / operating income less credit loss expense or recovery. 5 Excludes interest and dividend income. 6 Includes gain on sale of 20.7% stake of Julius Baer (CHF 1,926 million, post-tax) and costs related to the closure of Dillon Read Capital Management (DRCM) (CHF 229 million, post-tax). 7 Includes gain on sale of 20.7% stake of Julius Baer (CHF 1,950 million, pre-tax) and costs related to the closure of DRCM (CHF 384 million, pre-tax).

Financial performance
Performance indicators

2007

UBS focuses on four key performance indicators, designed to measure the continuous delivery of improving returns to shareholders. Each indicator is calculated based on results from continuing operations. The first two indicators, return on equity and diluted earnings per share, are based on the results of the entire firm. The cost / income ratio and net new money indicators are limited to the financial businesses. On this basis, performance indicators 2007 show:
–	return on equity for full-year 2007 at negative 10.2%, down from positive 26.4% in the same period a year earlier, while the strong results posted by UBS’s wealth and asset management businesses were more than offset by substantial losses in the Investment Bank;
–	negative diluted earnings per share of CHF 2.49, compared with positive CHF 5.57 in 2006;
–	a cost / income ratio for the financial businesses of 110.3% in 2007, significantly up from 69.7% a year ago; and

–	net new money at CHF 140.6 billion, down from a record in 2006 of CHF 151.7 billion. The decrease was mostly driven by full-year outflows in Global Asset Management, mainly in institutional which had net new money out-flows of CHF 16.3 billion. The net new money outflows in core / value equity mandates and, to a lesser extent, in fixed income mandates were only partly offset by net new money inflows into all other asset classes, particularly alternative and quantitative investments and money market funds. Record net new money inflows were seen in Swiss and international wealth management (where net new money inflows increased by CHF 27.5 billion from 2006), particularly in Europe and Asia Pacific. Net new money inflows of CHF 26.6 billion in the US wealth management business were an increase of CHF 10.9 billion from prior year, reflecting the recruitment of experienced advisors and reduced outflows from existing clients. The Swiss retail business recorded net new money inflows of CHF 4.6 billion.

Net new money[1]
	For the year ended
CHF billion	31.12.07	31.12.06	31.12.05

Wealth Management International & Switzerland	125.1	97.6	68.2

Wealth Management US	26.6	15.7	26.9

Business Banking Switzerland	4.6	1.2	3.4

Global Wealth Management & Business Banking	156.3	114.5	98.5

Institutional	(16.3)	29.8	21.3

Wholesale intermediary	0.6	7.4	28.2

Global Asset Management	(15.7)	37.2	49.5

UBS excluding Private Banks & GAM	140.6	151.7	148.0

Corporate Center

Private Banks & GAM[2]	0.0	0.0	0.5

UBS	140.6	151.7	148.5

1 Excludes interest and dividend income. 2 Private Banks & GAM was sold on 2 December 2005.

Invested assets
		As of		% change from
CHF billion	31.12.07	31.12.06	31.12.05[1]	31.12.06

Wealth Management International & Switzerland	1,294	1,138	982	14

Wealth Management US	840	824	752	2

Business Banking Switzerland	164	161	153	2

Global Wealth Management & Business Banking	2,298	2,123	1,887	8

Institutional	522	519	441	1

Wholesale intermediary	369	347	324	6

Global Asset Management	891	866	765	3

UBS	3,189	2,989	2,652	7

1 Private Banks & GAM was sold on 2 December 2005.

34

2006

From continuing operations, performance indicators show:
–	return on equity in full-year 2006 at 26.4%, down from 27.6% in 2005. Higher attributable profit was offset by an increase in average equity following strong retained earnings;
–	diluted earnings per share (EPS) in 2006 at CHF 5.57, up 20% from CHF 4.65 in 2005, a reflection of increased earnings and a slight reduction in the average number of shares outstanding (–2%) following share repurchases;

–	a cost / income ratio for the financial businesses of 69.7% in 2006, down 0.4 percentage points from 70.1% in 2005, reflecting the increase in net trading income and net fee and commission income, partly offset by higher personnel and general and administrative expenses (in 2006, over 8,500 employees were added in areas where UBS saw long-term strategic opportunities); and
–	for the whole of 2006, net new money of CHF 151.7 billion, up from CHF 148.0 billion a year earlier (excluding Private Banks & GAM), corresponding to an annual growth rate of 5.7% of the asset base at the end of 2005. Inflows remained strong worldwide.

Financial performance
UBS results

UBS results

Income statement
	For the year ended			% change from
CHF million, except per share data	31.12.07	31.12.06	31.12.05	31.12.06

Continuing operations
Interest income	109,112	87,401	59,286	25

Interest expense	(103,775)	(80,880)	(49,758)	28

Net interest income	5,337	6,521	9,528	(18)

Credit loss (expense) / recovery	(238)	156	375

Net interest income after credit loss expense	5,099	6,677	9,903	(24)

Net fee and commission income	30,634	25,456	21,184	20

Net trading income	(8,353)	13,743	8,248

Other income	4,332	1,598	1,127	171

Revenues from Industrial Holdings	268	262	229	2

Total operating income	31,980	47,736	40,691	(33)

Personnel expenses	24,798	23,591	20,067	5

General and administrative expenses	8,465	7,980	6,504	6

Depreciation of property and equipment	1,251	1,252	1,247	0

Amortization of intangible assets	282	153	133	84

Goods and materials purchased	119	116	97	3

Total operating expenses	34,915	33,092	28,048	6

Operating profit from continuing operations before tax	(2,935)	14,644	12,643

Tax expense	1,311	2,785	2,465	(53)

Net profit from continuing operations	(4,246)	11,859	10,178

Discontinued operations

Operating profit from discontinued operations before tax	135	879	5,094	(85)

Tax expense	(266)	(12)	582

Net profit from discontinued operations	401	891	4,512	(55)

Net profit	(3,845)	12,750	14,690

Net profit attributable to minority interests	539	493	661	9

from continuing operations	539	390	430	38

from discontinued operations	0	103	231	(100)

Net profit attributable to UBS shareholders	(4,384)	12,257	14,029

from continuing operations	(4,785)	11,469	9,748

from discontinued operations	401	788	4,281	(49)

Earnings per share

Basic earnings per share (CHF)	(2.28)	6.20	6.97

from continuing operations	(2.49)	5.80	4.84

from discontinued operations	0.21	0.40	2.13	(48)

Diluted earnings per share (CHF)	(2.28)	5.95	6.68

from continuing operations	(2.49)	5.57	4.65

from discontinued operations	0.21	0.38	2.03	(45)

36

2007

In 2007, UBS reported a Group net loss attributable to UBS shareholders (“attributable loss”) of CHF 4,384 million – a loss of CHF 4,785 million from continuing operations and a profit of CHF 401 million from discontinued operations. In 2006, UBS recorded a Group net profit attributable to UBS shareholders (“attributable profit”) of CHF 12,257 million.

The financial businesses reported an attributable loss from continuing operations of CHF 5,235 million in 2007. This compares with an attributable profit of CHF 11,249 million in 2006.

Dividend

As agreed by the extraordinary general meeting on 27 February 2008, the cash dividend for 2007 was replaced by a stock dividend. Furthermore, the Board of Directors (BoD) is authorized, at any time until 27 February 2010, to increase the share capital by a maximum of CHF 10,370,000 through the issuance of a maximum of 103,700,000 fully paid registered shares with a par value of CHF 0.10 each. Existing shareholders will be granted subscription rights for the acquisition of the new shares without payment in proportion to their shareholdings after the annual general meeting (AGM) to be held on 23 April 2008. The exchange ratio will be determined by the BoD, and shareholders will be informed of it on or by the date of the AGM. The allotted entitlements will be tradable on virt-x and therefore allow shareholders to choose whether they wish to receive new UBS AG shares or monetize the value of the entitlements by selling them in the market.

For the performance year 2006 (paid in 2007), UBS paid a cash dividend of CHF 2.20 a share. Total payout for the 2005 financial year (paid in 2006), which included a par value repayment of CHF 0.30 a share for the gain realized from the sale of Private Banks & GAM, was CHF 1.90 a share.

2006

In 2006, attributable profit was CHF 12,257 million.

The financial businesses contributed CHF 11,253 million to attributable profit, of which CHF 11,249 million was from continuing operations. This was an improvement of 19% from CHF 9,442 million in 2005. Discontinued operations contributed CHF 4 million net profit to financial businesses. Attributable profit benefited by CHF 1,004 million from Industrial Holdings with CHF 220 million stemming from continuing operations.

Financial performance
Financial businesses results

Financial businesses results

Income statement[1]
	As of or for the year ended			% change from
CHF million, except where indicated	31.12.07	31.12.06	31.12.05	31.12.06

Continuing operations

Interest income	109,112	87,401	59,286	25

Interest expense	(103,775)	(80,880)	(49,758)	28

Net interest income	5,337	6,521	9,528	(18)

Credit loss (expense) / recovery	(238)	156	375

Net interest income after credit loss expense	5,099	6,677	9,903	(24)

Net fee and commission income	30,634	25,456	21,184	20

Net trading income	(8,353)	13,743	8,248

Other income	3,652	1,295	561	182

Total operating income	31,032	47,171	39,896	(34)

Cash components	22,300	21,282	18,275	5

Share-based components[2]	2,387	2,187	1,628	9

Total personnel expenses	24,687	23,469	19,903	5

General and administrative expenses	8,421	7,929	6,448	6

Services (to) / from other business units	(124)	(9)	(14)

Depreciation of property and equipment	1,243	1,245	1,240	0

Amortization of intangible assets	276	148	127	86

Total operating expenses	34,503	32,782	27,704	5

Operating profit from continuing operations before tax	(3,471)	14,389	12,192

Tax expense	1,275	2,751	2,296	(54)

Net profit from continuing operations	(4,746)	11,638	9,896

Discontinued operations

Profit from discontinued operations before tax	7	4	4,564	75

Tax expense	(258)	0	489

Net profit from discontinued operations	265	4	4,075

Net profit	(4,481)	11,642	13,971

Net profit attributable to minority interests	489	389	454	26

from continuing operations	489	389	454	26

from discontinued operations	0	0	0

Net profit attributable to UBS shareholders	(4,970)	11,253	13,517

from continuing operations	(5,235)	11,249	9,442

from discontinued operations	265	4	4,075

Additional information

Personnel (full-time equivalents)	83,560	78,140	69,569	7

1 Excludes results from Industrial Holdings.   2 Additionally includes social security contributions and expenses related to alternative investment awards.

38

2007

Results

Last year was one of the most difficult in UBS’s history. While most UBS businesses, in particular the wealth management businesses, continued their strong revenue and profit growth momentum and finished the year with record results, this performance was overshadowed by the developments in the Investment Bank’s positions related to the US residential mortgage market. The sudden and serious deterioration in the US housing market, in combination with a large exposure in sub-prime mortgage related securities and derivatives, has deeply impacted UBS.

Attributable net loss in 2007 was CHF 4,970 million. Discontinued operations contributed a profit of CHF 265 million, compared with CHF 4 million in 2006. Net loss from continuing operations was CHF 5,235 million, down from a profit of CHF 11,249 million in 2006.

Operating income
Total operating income was CHF 31,032 million in 2007, down 34% from CHF 47,171 million in 2006. Net interest income at CHF 5,337 million was down 18% compared with CHF 6,521 million a year earlier. Net trading income was negative CHF 8,353 million, sharply down from positive CHF 13,743 million in 2006.

As well as income from interest margin-based activities (loans and deposits), net interest income includes income earned as a result of trading activities (for example, coupon and dividend income). This component is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, UBS analyzes the total according to the business activities that give rise to the income, rather than by the type of income generated.
Net income from trading businesses was down significantly from a positive CHF 13,730 million in 2006 to a negative CHF 10,658 million in 2007. The second half of 2007 was severely impacted by losses on positions related to the US mortgage market (see Note 3 in Financial statements 2007 for further details). Fixed income, currencies and commodities (FICC) results were very weak. As credit markets continued to worsen towards the end of 2007, the credit business in FICC delivered negative revenues, especially in proprietary strategies. Structured products results were down, especially in Europe and the US, reflecting the decrease in customer demand for complex derivatives transactions. Markdowns on highly leveraged underwriting commitments also had a negative impact. The result for emerging markets was helped by gains from the sale of UBS’s stake in Brazil Mercantile & Futures Exchange after demutualization. In addition, UBS had a gain of CHF 397 million on credit default swaps (CDS) hedging loan exposures, compared with a loss of CHF 245 million the previous year.

Revenues from the equities business were up, mainly as a result of very strong gains in the derivatives business in China. Equity capital markets and equity prime brokerage revenues were up in Latin America following the acquisition of Banco Pactual at the end of 2006. Exchange-traded derivatives profited from the acquisition of ABN AMRO’s global futures and options business towards the end of 2006. Mark-to-market gains of UBS’s stake in Bovespa, the Brazilian stock exchange, helped the equities result. These positive performances were partially offset by losses recorded in proprietary trading as all regions were impacted by the market dislocation.
As a result of observed market widening of UBS’s credit spread, both equities and FICC recorded gains in net trading income on structured liabilities for which the fair value option was elected. In full year 2007, the Investment Bank recorded a gain of CHF 659 million.
Net income from interest margin businesses was CHF 6,230 million, up 9% from CHF 5,718 million in 2006, reflecting an increase in spreads for Swiss franc, euro and US dollar deposits and growth in wealth management’s collateralized lending business. The US wealth management business also benefited from increased levels of deposits.

Net interest and trading income
	For the year ended			% change from
CHF million	31.12.07	31.12.06	31.12.05	31.12.06

Net interest income	5,337	6,521	9,528	(18)

Net trading income	(8,353)	13,743	8,248

Total net interest and trading income	(3,016)	20,264	17,776

Breakdown by businesses

Net income from trading businesses[1]	(10,658)	13,730	11,795

Net income from interest margin businesses	6,230	5,718	5,292	9

Net income from treasury activities and other	1,412	816	689	73

Total net interest and trading income	(3,016)	20,264	17,776

1 Includes lending activities of the Investment Bank.

Financial performance
Financial businesses results

At CHF 1,412 million, net income from treasury activities and other in 2007 was CHF 596 million, 73% higher than CHF 816 million in 2006. The accounting treatment of interest rate swaps, which hedge the economic interest rate risk of accrual-accounted balance sheet items (for example, loans or money market and retail banking products), positively affected income. They are carried on the balance sheet at fair value and, if they qualify for cash flow hedge accounting under IAS 39, changes in fair value are recorded in equity, thereby avoiding volatility in the group income statement. In 2007, these hedges were not fully effective, leading to a gain that was booked to UBS’s income statement. Higher interest income was also recorded as a result of increased yield on a slightly higher average capital base.

In 2007, UBS experienced a net credit loss expense of CHF 238 million, compared to a net credit loss recovery of CHF 156 million in 2006. The market dislocations stemming from the US sub-prime mortgage market during the second half of 2007 were the main reasons for the significant increase, mainly in the Investment Bank.
Net credit loss recovery at Global Wealth Management & Business Banking amounted to CHF 28 million in 2007 compared with a net credit loss recovery of CHF 109 million in 2006. The reduced level of credit loss recovery was a consequence of the continued reduction in the impaired lending portfolio and related allowances to a level such that recoveries realized from work-outs continue to trend lower and no longer compensate for the ongoing need to establish new allowances. The US mortgage market dislocation had no impact on these figures.

The Investment Bank realized a net credit loss expense of CHF 266 million in 2007, compared with a net credit loss recovery of CHF 47 million in 2006. This mainly relates to valuation adjustments taken in connection with the securitization of certain US commercial real estate assets.
è	Risk, Treasury and Capital Management 2007 details UBS’s risk management approach, method of credit risk measurement and the development of credit risk exposures

In 2007, net fee and commission income was CHF 30,634 million, up 20% or CHF 5,178 million from CHF 25,456 million in 2006. Asset-based revenues showed particular strength, reflecting higher average invested asset levels, following strong inflows into the wealth management businesses. Underwriting fees, at their highest level ever, were CHF 3,742 million, up 20% from CHF 3,113 million in 2006. Equity underwriting fees, at CHF 2,564 million, increased by CHF 730 million, or 40%, with double-digit growth in the Americas and Europe. Fixed income underwriting fees were CHF 1,178 million, down 8% or CHF 101 million from CHF 1,279 million, reflecting the adverse conditions in credit markets and a decline in investor sentiment affecting volume and pricing of debt issuance. At CHF 2,768 million, mergers and acquisitions and corporate finance fees in 2007 were up significantly by 49% from CHF 1,852 million a year earlier. Advisory gross revenues increased during 2007, as clients took advantage of strategic opportunities in the brisk merger and acquisition environment and UBS’s growing franchises across all regions. Net brokerage fees were CHF 7,671 million in 2007, up 25% or CHF 1,522 million from CHF 6,149 million in 2006, mainly driven by higher revenues in Europe, the US and Asia, due to additional services from a new equities trading platform, and a considerable increase in client activity in all client segments. Additionally, the equity derivatives business also posted higher revenues due to increased business volume. Investment fund fees, at their highest level ever, were CHF 7,422 million in 2007, up 27% from CHF 5,858 million in 2006, mainly reflecting higher asset-based fees for the wealth management businesses, driven by strong client money inflows. Global Asset Management also increased management and performance fees globally. Fiduciary fees were slightly higher in 2007, increasing from CHF 252 million in 2006 to CHF 297 million, reflecting an increase in business volume. At CHF 1,367 million, custodian fees in 2007 were up 8% from CHF 1,266 million in 2006. This increase was

Credit loss (expense) / recovery
	For the year ended			% change from
CHF million	31.12.07	31.12.06	31.12.05	31.12.06

Global Wealth Management & Business Banking	28	109	223	(74)

Investment Bank	(266)	47	152

UBS	(238)	156	375

due to an enlarged asset base. Portfolio and other management and advisory fees increased by 18% to CHF 7,790 million in 2007 from CHF 6,622 million in 2006. The increase is again the result of rising invested asset levels driven by strong net new money inflows and to a lesser extent due to higher management fees. Insurance-related and other fees, at CHF 423 million in 2007, decreased by 6% from a year earlier. Lower insurance fees paid in Global Asset Management were only partially offset by increased sales and asset-based fees from the wealth management businesses. Credit-related fees and commissions increased slightly by 4% to CHF 279 million in 2007 from CHF 269 million in 2006. Commission income from other services decreased by 4% from CHF 1,064 million in 2006 to CHF 1,017 million in 2007, mainly driven by equity derivative products, partially offset by higher fees for account keeping.

Other income was up considerably in 2007 by CHF 2,357 million or 182% from last year’s CHF 1,295 million. This was mainly relating to the sale of a 20.7% stake in Julius Baer in second quarter 2007. The demutualization of UBS’s stake in Bovespa, the Brazilian stock exchange, and in the Brazil Mercantile & Futures Exchange positively affected the other income line as well. In 2006 UBS recorded gains on the New York Stock Exchange membership seats, which were exchanged into shares when it went public in March 2006. In the same year UBS sold its stakes in the London Stock Exchange, Babcock & Brown and EBS group.

Operating expenses
Total operating expenses increased by 5% to CHF 34,503 million in 2007 from CHF 32,782 million in 2006.

Personnel expenses increased CHF 1,218 million, or 5%, to CHF 24,687 million in 2007 from CHF 23,469 million in 2006. The rise was driven by higher salaries due to the 7% increase in personnel over the year, mainly in wealth management businesses which added 1,400 client and financial advisors. Performance-related compensation decreased, reflecting the losses incurred in the Investment Bank. Personnel expenses are managed on a full-year basis with final fixing of annual performance-related payments in fourth quarter. Share-based components were up 9%, or CHF 200 million, to CHF 2,387 million from CHF 2,187 million, mainly reflecting accelerated amortization of deferred compensation awarded for senior managers who have left UBS. Contractors’ expenses, at CHF 630 million, were CHF 192 million below 2006’s, mainly due to the transfer of Perot contractors into permanent staff. Insurance and social security contributions declined by 11% to CHF 1,219 million in 2007 compared with CHF 1,374 million in 2006, reflecting lower bonus payments. Contributions to retirement benefit plans rose 15% or CHF 120 million to CHF 922 million in 2007 as a result of both higher salaries paid and the increased staff levels. At CHF 1,956 million in 2007, other personnel expenses increased by CHF 392 million from 2006, mainly driven by severance payments relating to the reduction in staff levels.

At CHF 8,421 million in 2007, general and administrative expenses increased by 6% from CHF 7,929 million a year ago. Administration costs increased due to elevated business volumes in Latin America related to the acquisition of Banco Pactual in 2006 and higher levels of UBS staff. The increased number of employees pushed occupancy costs, as well as

Net fee and commission income
	For the year ended			% change from
CHF million	31.12.07	31.12.06	31.12.05	31.12.06

Equity underwriting fees	2,564	1,834	1,341	40

Debt underwriting fees	1,178	1,279	1,264	(8)

Total underwriting fees	3,742	3,113	2,605	20

Mergers and acquisitions and corporate finance fees	2,768	1,852	1,460	49

Brokerage fees	10,281	8,053	6,718	28

Investment fund fees	7,422	5,858	4,750	27

Fiduciary fees	297	252	212	18

Custodian fees	1,367	1,266	1,176	8

Portfolio and other management and advisory fees	7,790	6,622	5,310	18

Insurance-related and other fees	423	449	372	(6)

Total securities trading and investment activity fees	34,090	27,465	22,603	24

Credit-related fees and commissions	279	269	306	4

Commission income from other services	1,017	1,064	1,027	(4)

Total fee and commission income	35,386	28,798	23,936	23

Brokerage fees paid	2,610	1,904	1,631	37

Other	2,142	1,438	1,121	49

Total fee and commission expense	4,752	3,342	2,752	42

Net fee and commission income	30,634	25,456	21,184	20

Financial performance
Financial businesses results

Indicative tax rates for financial businesses
	For the year ended
in %	31.12.07	31.12.06	31.12.05

Global Wealth Management & Business Banking	20	20	19

Wealth Management International & Switzerland	19	19	18

Wealth Management US	42	42	40

Business Banking Switzerland	20	20	17

Global Asset Management	20	24	24

Investment Bank	N/A	31	29

travel and entertainment expenditures, higher. Professional fees were up on higher legal fees and IT and other outsourcing expenses were higher in all UBS businesses. This increase was only partially offset by lower provisions.

Depreciation was CHF 1,243 million in 2007, almost unchanged from CHF 1,245 million in 2006. Lower depreciation on IT and communication equipment was offset by higher real estate charges.
At CHF 276 million, amortization of intangible assets was up 86% from CHF 148 million a year earlier, related to acquisitions made at the end of 2006, mainly Banco Pactual.

Tax

Tax expense from continuing operations for 2007 was CHF 1,275 million, compared with a tax expense for 2006 of CHF 2,751 million. The tax charge for 2007 reflects tax expenses on profits earned outside the US during the year, partially offset by US and Swiss tax benefits on the writedowns incurred related to the US sub-prime crisis. The US tax benefits recognized have arisen mainly as a result of the ability to carry back losses against US profits earned in the two prior years. The remainder of the losses are carried forward to offset against future US taxable earnings. Only a portion of these losses have been recognized as deferred tax assets on the balance sheet in line with the requirements of IAS 12, which limits the ability to recognize such assets when losses have been incurred.

Business group tax rates

Indicative business group and business unit tax rates are calculated on an annual basis based on the results and statutory tax rates of the financial year. These rates are approximate calculations, based upon the application to the year’s adjusted earnings of statutory tax rates for the locations in which the business groups operated. These tax rates, therefore, give guidance on the tax cost of each business group doing business during 2007 on a stand-alone basis, without the benefit of tax losses brought forward from earlier years.
No tax rate has been presented for the Investment Bank, since the combination of applying statutory tax rates to losses related to the US sub-prime crisis and profits in other locations would not result in a meaningful overall tax rate for the Investment Bank. The indicative tax rate for Global Asset Management of 20% takes into account tax benefits related to closure costs of Dillon Read Capital Management. Excluding these tax benefits, the indicative tax rate for Global Asset Management would have been 24%, at the same level as in the last two years.
Please note that these tax rates are not necessarily indicative of future tax rates for the businesses or UBS as a whole.

Fair value disclosure of shares and options

The fair value of shares granted in 2007 rose to CHF 2,116 million. This is 258 million, or 14%, more than the CHF 1,858

Business group performance from continuing operations before tax
	For the year ended				% change from
CHF million	31.12.07		31.12.06	31.12.05	31.12.06

Wealth Management International & Switzerland	6,306		5,203	4,161	21

Wealth Management US	718		582	312	23

Business Banking Switzerland	2,460		2,356	2,189	4

Global Wealth Management & Business Banking	9,484		8,141	6,662	16

Global Asset Management	1,315	[1]	1,392	1,057	(6)

Investment Bank	(15,525)		5,943	5,181

Corporate Center	1,255	[2]	(1,087)	(708)

Financial businesses	(3,471)		14,389	12,192

1 Includes costs related to the closure of Dillon Read Capital Management (CHF 384 million, pre-tax).  2 Includes gain on sale of 20.7% stake in Julius Baer (CHF 1,950 million, pre-tax).

million granted in 2006, with the increase largely due to a rise in the proportion of bonuses being delivered in restricted shares.

The fair value of options granted as of 31 December 2007 was CHF 501 million, down CHF 63 million, or 11%, from CHF 564 million in 2006. The decrease reflects a lower fair value per option, related to changes in market parameters. Additionally, the number of options granted in 2007 was lower.
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

2006

Results

Attributable net profit in 2006 was CHF 11,253 million, of which discontinued operations contributed CHF 4 million, compared with CHF 4,075 million in 2005 following the sale of Private Banks & GAM. Net profit from continuing operations was CHF 11,249 million, up 19% from CHF 9,442 million in 2005. Higher revenues in practically all businesses drove the increase, outpacing growth in costs. Asset-based revenues showed particular strength, a reflection of rising market levels as well as strong inflows into the wealth and asset management businesses. UBS saw a strong increase in brokerage, corporate finance and underwriting fees. Income from trading activities was driven by higher gains from equity derivatives, prime brokerage and equity proprietary trading. Fixed income activities saw stronger results driven by positive market conditions and improved performances in derivatives, mortgage-backed securities and commodities. Revenues from interest margin products increased, a reflection of the success and growth of lending activities to wealthy private clients worldwide. UBS also reported credit loss recoveries. Expenses continued to increase (+18%) in the context of strategic expansion. Personnel expenses were up 18% from 2005, performance-related payments rose with revenues and there was a 12% increase in staff numbers. For 2006, 53% of personnel expenses took the form of bonus or other variable compensation, up from 50% in 2005. General and administrative expenses were up 23% from 2005. Provision expenses rose, mainly as a result of the settlement agreement with Sumitomo Corporation and the sublease of unused office space in New Jersey, US. The rise in costs was outpaced by the improvement in revenues, driving the cost / income ratio down to 69.7% – the lowest level ever recorded.

Operating income

Total operating income was CHF 47,171 million in 2006, up 18% from CHF 39,896 million in 2005.
Net interest income was CHF 6,521 million in 2006, down from CHF 9,528 million in 2005. Net trading income was CHF 13,743 million, up from CHF 8,248 million in 2005.
Net income from trading businesses increased by 16%, or CHF 1,935 million, from CHF 11,795 million in 2005 to CHF 13,730 million in 2006. Equities trading income in 2006 was up as it saw a large increase in derivatives trading, as well as in prime brokerage. Additionally, the proprietary business recorded higher results. These gains were partially offset by lower revenues in the cash equity business, partly due to increased client facilitation requirements by clients in the US and Europe. Fixed income trading revenues were up. The rates business recorded significant increases with business expansion in energy trading and in mortgage backed securities driven by higher client activity and favorable market conditions. This was partially offset by lower derivatives income due to declining customer flows. The metals business was positively affected by active markets. Revenues from the credit fixed income business were up slightly compared with 2005, while a loss of CHF 245 million was recorded in relation to credit default swaps (CDSs) hedging existing credit exposure in the loan book, against a gain of CHF 103 million in 2005.
Net income from interest margin businesses increased by 8% to CHF 5,718 million in 2006, a reflection of the growth in collateralized lending to wealthy clients worldwide. It also reflected an increase in spreads for US dollar, euro and Swiss franc deposits and higher volumes of mortgages to Swiss clients. The wealth management business in the US achieved higher levels of deposits, and benefited from higher spreads on them. This increase was partially offset by lower income from the shrinking Swiss recovery portfolio, which dropped by CHF 0.7 billion compared to year-end 2005.
At CHF 816 million, net income from treasury activities and other in 2006 was CHF 127 million or 18% higher than CHF 689 million in 2005. Interest income increased due to a higher consolidated capital base. Compared with 2005, income benefited from mark-to-market gains on US dollar foreign exchange options used to hedge the currency exposure arising from future earnings. The US dollar fell against the Swiss franc in 2006 while it increased in 2005. During 2005, treasury revenues were negatively affected by the accounting treatment of interest rate swaps, as these hedges were not fully effective.
In 2006, UBS experienced a net credit loss recovery of CHF 156 million, compared to a net credit loss recovery of CHF 375 million in 2005. The positive macro-economic en-

Financial performance
Financial businesses results

vironment in key emerging markets allowed the release of CHF 48 million of collective loan loss provisions for country risk.

Net credit loss recovery at Global Wealth Management & Business Banking amounted to CHF 109 million in 2006 compared with a net credit loss recovery of CHF 223 million in 2005. The benign credit environment in Switzerland, where the corporate bankruptcy rate continued to fall in 2006, coupled with the measures taken in recent years to improve the quality of the credit portfolio has again resulted in a low level of new defaults. The management of the impaired portfolio, which continues to shrink, has also contributed to this result.
The Investment Bank realized a net credit loss recovery of CHF 47 million in 2006, compared with a net credit loss recovery of CHF 152 million in 2005. This continued strong performance was the result of further recoveries of previously established allowances and provisions from the work-out of the impaired portfolio, and no new defaults in 2006.
In 2006, net fee and commission income was CHF 25,456 million, up 20% from CHF 21,184 million in 2005. Underwriting fees were CHF 3,113 million in 2006, up 20% from CHF 2,605 million in 2005. Equity underwriting fees, at CHF 1,834 million, increased by CHF 493 million, or 37%, in all geographical regions. This was partially due to UBS’s role in the initial public offering of the Bank of China during second quarter 2006, where the firm acted as joint coordinator and bookrunner. Fixed income underwriting fees, at CHF 1,279 million, were slightly up by CHF 15 million. At CHF 1,852 million, mergers and acquisitions and corporate finance fees in 2006 were up 27% from CHF 1,460 million in 2005. Advisory gross revenues increased during 2006, as clients took advantage of strategic opportunities in the brisk merger and acquisition environment and UBS’s growing franchise in this area. Net brokerage fees were CHF 6,149 million in 2006, up 21%, or CHF 1,062 million, from CHF 5,087 million in 2005, a reflection of the improved markets and the resulting higher confidence of institutional and individual clients. Additionally, higher income from exchange-traded derivatives was driven by the acquisition of ABN AMRO’s global futures and options business. Investment fund fees were CHF 5,858 million in 2006, up 23% from CHF 4,750 million in 2005, mainly a reflection of higher asset-based fees for the wealth and asset management businesses, driven by strong client money inflows and favorable market conditions. Fiduciary fees were slightly higher in 2006, increasing from CHF 212 million in 2005 to CHF 252 million, reflecting an increase in the underlying asset base. At CHF 1,266 million, custodian fees in 2006 were up 8% from CHF 1,176 million in 2005. This increase was due to an enlarged asset base. Portfolio and other management and advisory fees increased by 25% to CHF 6,622 million in 2006 from CHF 5,310 million in 2005. The increase was again the result of rising invested asset levels driven by market valuations and strong net new money inflows. Insurance-related and other fees, at CHF 449 million in 2006, increased by 21% from 2005, due to higher commissions from insurance related products. Credit-related fees and commissions decreased by 12% to CHF 269 million in 2006 from CHF 306 million in 2005, a reflection of declining business volumes and lower income from loans.

Commission income from other services increased by 4% from CHF 1,027 million in 2005 to CHF 1,064 million in 2006, mainly driven by equity derivative products and higher fees for credit cards.
Other income increased by 131% to CHF 1,295 million in 2006 from CHF 561 million in 2005. This was driven by gains on UBS’s New York Stock Exchange membership seats, which were exchanged into shares when it went public in March 2006. In addition, UBS sold its stakes in the London Stock Exchange, Babcock & Brown and EBS group.

Operating expenses

Total operating expenses increased by 18% to CHF 32,782 million in 2006 from CHF 27,704 million in 2005.
Personnel expenses increased CHF 3,566 million, or 18%, to CHF 23,469 million in 2006 from CHF 19,903 million in 2005. The rise was driven by higher performance-related compensation which reflected the better performance in all UBS businesses. Salary expenses rose due to the 12% increase in personnel over 2006, reflecting the expansion of UBS’s business as well as annual pay rises. Share-based components were up 34% or CHF 559 million to CHF 2,187 million from CHF 1,628 million, mainly a reflection of more share awards being granted in 2006 and the higher fair value of options, driven by the rise in the share price. Contractors’ expenses, at CHF 822 million, were CHF 1 million below 2005’s. Insurance and social security contributions rose by 9% to CHF 1,374 million in 2006 compared with CHF 1,256 million in 2005. Contributions to retirement benefit plans rose 13% or CHF 90 million to CHF 802 million in 2006 as a result of both higher salaries paid and the increased staff levels. At CHF 1,564 million in 2006, other personnel expenses increased CHF 174 million from 2005, mainly driven by increased levels of staff.
At CHF 7,929 million in 2006, general and administrative expenses increased CHF 1,481 million from CHF 6,448 million in 2005. The increase was driven by a number of provisions, mainly for the Sumitomo settlement and the long-term lease on an office building in New Jersey, US. Professional fees rose for projects that support UBS’s growth strategy. IT and other outsourcing costs, marketing and public relations as well as expenses for market data services were driven up by increased business volume. Higher staff levels resulted in increased costs for occupancy and for travel.
Depreciation was CHF 1,245 million in 2006, almost unchanged from CHF 1,240 million in 2005. Higher depreciation on real estate was partially offset by falling IT-related charges.

At CHF 148 million, amortization of intangible assets was up 17% from CHF 127 million in 2005, related to acquisitions made during 2006.

Tax

The tax expense for 2006 was CHF 2,751 million, resulting in an effective tax rate of 19.1%, compared with the full-year 2005 tax rate of 18.8%. The tax rate for 2006 was positively influenced by the release of deferred tax valuation allowances, mainly reflecting improved forecast earnings in certain group companies and branches.

Fair value disclosure of shares and options

The fair value of shares granted in 2006 rose to CHF 1,858 million, 35% higher than CHF 1,381 million in 2005. The increase compared with 2005 was primarily driven by higher performance-based compensation and a rise in the proportion of bonuses being delivered in restricted shares.

The fair value of options granted as of 31 December 2006 was CHF 564 million, up 56% from CHF 362 million in 2005. The increase reflected a higher fair value per option, primarily due to a higher UBS share price.

Financial performance
Balance sheet and off balance sheet

Balance sheet and off balance sheet

Balance sheet

	% change from
CHF million	31.12.07	31.12.06	31.12.06

Assets

Cash and balances with central banks	18,793	3,495	438

Due from banks	60,907	50,426	21

Cash collateral on securities borrowed	207,063	351,590	(41)

Reverse repurchase agreements	376,928	405,834	(7)

Trading portfolio assets	610,061	627,036	(3)

Trading portfolio assets pledged as collateral	164,311	251,478	(35)

Positive replacement values	428,217	292,975	46

Financial assets designated at fair value	11,765	5,930	98

Loans	335,864	297,842	13

Financial investments available-for-sale	4,966	8,937	(44)

Accrued income and prepaid expenses	11,953	10,361	15

Investments in associates	1,979	1,523	30

Property and equipment	7,234	6,913	5

Goodwill and intangible assets	14,538	14,773	(2)

Other assets	18,000	17,249	4

Total assets	2,272,579	2,346,362	(3)

Liabilities

Due to banks	145,762	203,689	(28)

Cash collateral on securities lent	31,621	63,088	(50)

Repurchase agreements	305,887	545,480	(44)

Trading portfolio liabilities	164,788	204,773	(20)

Negative replacement values	443,539	297,063	49

Financial liabilities designated at fair value	191,853	145,687	32

Due to customers	641,892	555,886	15

Accrued expenses and deferred income	21,848	21,527	1

Debt issued	222,077	190,143	17

Other liabilities	60,776	63,251	(4)

Total liabilities	2,230,043	2,290,587	(3)

Equity

Share capital	207	211	(2)

Share premium	8,884	9,870	(10)

Net income recognized directly in equity, net of tax	(1,188)	815

Revaluation reserve from step acquisitions, net of tax	38	38	0

Retained earnings	38,081	49,151	(23)

Equity classified as obligation to purchase own shares	(74)	(185)	60

Treasury shares	(10,363)	(10,214)	(1)

Equity attributable to UBS shareholders	35,585	49,686	(28)

Equity attributable to minority interests	6,951	6,089	14

Total equity	42,536	55,775	(24)

Total liabilities and equity	2,272,579	2,346,362	(3)

UBS’s total assets stood at CHF 2,272.6 billion on 31 December 2007, down from CHF 2,346.4 billion on 31 December 2006. These shifts were driven by declines in the Investment Bank, where deliberate balance sheet reductions led to lower collateral trading portfolio (down CHF 173.4 billion) and lower trading portfolio assets (down CHF 104.1 billion). The positive and negative replacement values grew by CHF 135.2 billion and CHF 146.5 billion respectively and the loan portfolio was up CHF 38.0 billion. Currency movements against the Swiss franc (mainly the 7% depreciation of the US dollar) strongly supported the decline in total assets. Total liabilities decreased due to lower collateral trading liabilities (down CHF 271.1 billion) and trading portfolio liabilities (down CHF 40.0 billion), however, these movements were partially offset by higher unsecured borrowings, which went up CHF 106.2 billion.

Lending and borrowing

Lending

Cash was CHF 18.8 billion on 31 December 2007, up CHF 15.3 billion from a year earlier, mainly related to temporarily higher sight deposit balances held with central banks. At CHF 60.9 billion on 31 December 2007, the Due from banks line increased by CHF 10.5 billion, largely related to short-term over-the-counter margin calls. Loans to customers stood at CHF 335.9 billion on 31 December 2007, up by CHF 38.0 billion from a year earlier, reflecting increased collateralized lending (lombard lending), mainly in the international wealth management businesses, and higher mortgage volumes in Switzerland. Additionally, this was further accentuated by an increase in the Investment Bank’s collateralized lending to prime brokerage clients. This was partially offset by the exit of certain US legacy positions which were built up by Dillon Read Capital Management (DRCM).

Borrowing

The Due to banks declined sharply by CHF 57.9 billion to CHF 145.8 billion, mainly due to efforts from the Investment Bank’s foreign exchange and money market desk. This reduced UBS’s dependency on the short-term inter-bank market by replacing related liabilities with longer-term money market papers (up by CHF 32.7 billion). Total debt issued (including money market paper and financial liabilities designated at fair value) increased to CHF 413.9 billion on 31 December 2007, up CHF 78.1 billion from a year earlier. The amount of long-term debt issued (including financial liabilities designated at fair value) grew by CHF 45.4 billion to CHF 261.7 billion. The Due to customers line was up CHF 86.0 billion, mainly reflecting larger time deposits from private clients in the wealth management franchise around the globe and in Switzerland from the retail banking business. Growth in customer deposits in the Investment Bank occurred primarily in prime brokerage and the exchange-traded derivatives business.

Repurchase agreements and securities borrowing/lending

In 2007, cash collateral on securities borrowed and reverse repurchase agreements significantly decreased by CHF 173.4 billion, or 23% to CHF 584.0 billion, while the sum of securities lent and repurchase agreements declined by CHF 271.1 billion or 45% to CHF 337.5 billion. This occurred almost entirely in the Investment Bank, where the matched book (a repurchase agreement portfolio comprised of assets and liabilities with equal maturities and equal value, so that the market risks substantially cancel each other out) was reduced. In addition, the fixed income book decreased as a result of lower short trading inventories and, to a lesser extent, through lower equity securities borrowing activities.

Trading portfolio

Between 31 December 2006 and 31 December 2007, trading assets declined sharply by CHF 104.1 billion to CHF 774.4 billion. This included a currency impact of approximately CHF 33 billion. Trading assets inventory in debt instruments dropped by CHF 97 billion in all major securities categories such as commercial paper, government bonds, asset-backed securities and corporate bonds due to either disposals or markdowns. Equity instruments also slightly decreased, while precious metals inventory continued to grow.

Replacement values

In 2007, the positive replacement value of derivative instruments increased by CHF 135.2 billion to CHF 428.2 billion, while the negative replacement values of derivative instruments increased by CHF 146.5 billion to CHF 443.5 billion. Both changes are due to movements in interest rates and currencies, as well as because of increased spread volatility in credit default swaps on products related to the US mortgage trading business.

Other assets/liabilities

Investments in associates increased by 30% to CHF 2.0 billion on 31 December 2007, mainly due to a direct investment of Global Asset Management’s infrastructure business. Property and equipment were marginally up by 5% to CHF 7.2 billion, mainly driven by new investments, partially offset by write-offs and currency impact. Goodwill and other intangible assets, at CHF 14.5 billion on 31 December 2007, declined slightly by 2% from a year earlier, mainly related to currency movements, partially offset by UBS’s acquisitions

Financial performance
Balance sheet and off balance sheet

during 2007 of McDonald Investments and Daehan Investment Trust Management Company Ltd. (DIMCO).

Equity

At CHF 35.6 billion on 31 December 2007, equity attributable to UBS shareholders decreased by CHF 14.1 billion from 2006. The decline reflects the attributable loss of CHF 4.4 billion and dividend payments for the performance year 2006 of CHF 4.3 billion. In addition, the cancellation of secondary trading line treasury shares that were purchased under the share buy-back program 2006 / 2007 of CHF 2.4 billion also reduced UBS’s equity.

Equity attributable to minority interests increased by 14% to CHF 7.0 billion on 31 December 2007 from CHF 6.1 billion on the same date a year ago, mainly reflecting the new issuance of preferred securities of CHF 1.0 billion and the minority interest profit and loss of CHF 0.5 billion. This was partially offset by a decrease in dividend payments of CHF 0.5 billion and the foreign currency impact of CHF 0.3 billion.

Off-balance sheet

Contractual obligations

The table below summarizes UBS’s contractual obligations as of 31 December 2007. All contracts, with the exception of purchase obligations (those where UBS is committed to purchasing determined volumes of goods and services), are either recognized as liabilities on UBS’s balance sheet or, in the case of operating leases, disclosed in Note 25 in Financial Statements 2007.

The following liabilities are recognized on the balance sheet and excluded from the table below: provisions, current and deferred tax liabilities, liabilities to employees for equity participation plans, settlement and clearing accounts and amounts due to banks and customers.
Within purchase obligations, the obligation to employees under the mandatory notice period is excluded (this the period in which UBS must pay employees contractually agreed salaries).
On 31 December 2007, UBS had a firm commitment to acquire Caisse Central de Réescompte Group (CCR). The transaction was completed in February 2008. The terms and conditions of this agreement are disclosed in Note 35 in Financial Statements 2007.

Off-balance sheet arrangements

In the normal course of business, UBS enters into arrangements that, under International Financial Reporting Standards (IFRS), are not initially recognized on the balance sheet and do not affect the income statement. These types of arrangements are kept off-balance sheet, unless (i) they become onerous, (ii) they are considered derivative instruments, or (iii) UBS incurs an obligation from them or becomes entitled to a specific asset. As soon as such an obligation is in-

curred, it is recognized on the balance sheet, with the resulting loss recorded in the income statement.

However, it should be noted that in many instances, the amount recognized on the balance sheet does not represent the full potential for loss inherent in such arrangements. For the most part, the arrangements discussed below either meet the financial needs of customers or offer investment opportunities through entities that are not controlled by UBS. The following paragraphs discuss several distinct areas of off-balance sheet arrangements and any potential obligations that may arise from them as of 31 December 2007.
Off-balance sheet arrangements include purchased and retained interests, derivatives and other involvements in non-consolidated entities and structures. UBS has originated such structures and has acquired interests in structures set up by third-parties.

Risk concentrations

UBS’s main concentrations of risk are disclosed in detail in the audited section “Risk concentrations” in Risk, Treasury and Capital Management 2007. These risk concentrations include exposures to US mortgage markets, monoline insurers, auction rate certificates and leveraged finance. The quantitative summary about each risk concentration includes exposures of on- and off-balance sheet arrangements.
The importance and the potential impact of such risk concentrations to UBS (with respect to liquidity, capital resources or market and credit risk support), including off-balance sheet structures, is also described in Risk, Treasury and Capital Management 2007.
The losses of approximately CHF 21.3 billion (USD 18.7 billion) resulting from UBS’s involvement in the US residential sub-prime and Alt-A mortgage markets are disclosed in detail in Note 3 in Financial Statements 2007.

Contractual obligations
	Payment due by period
CHF million	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years

Long term debt	58,869	68,517	35,735	98,553

Capital lease obligations	163	301	222	0

Operating leases	1,085	1,929	1,595	3,769

Purchase obligations	873	973	41	99

Other long term liabilities	2,549	21	1,564	7

Total	63,539	71,741	39,157	102,428

Financial performance
Balance sheet and off balance sheet

Off-balance sheet arrangements, risks,
consolidation and fair value measurements	Disclosure in the Annual Report

Credit guarantees, performance guarantees, undrawn irrevocable credit facilities, and similar instruments	Strategy, Performance and Responsibility, section Off-balance sheet arrangements, and Risk, Treasury and Capital Management, section Liquidity and funding management

Contractual obligations	Strategy, Performance and Responsibility, section Off-balance sheet arrangements

Derivative financial instruments	Financial Statements, Note 23 Derivatives and Hedge Accounting

Leases	Financial Statements, Note 25 Operating Lease Commitments

Non-consolidated securitization vehicles – agency transactions	Strategy, Performance and Responsibility, section Off-balance sheet arrangements

Non-consolidated securitization vehicles – non-agency transactions	Strategy, Performance and Responsibility, section Off-balance sheet arrangements

Risk concentrations	Risk, Treasury and Capital Management, section Risk concentrations

Credit risk information	Risk, Treasury and Capital Management,section Credit risk

Market risk information	Risk, Treasury and Capital Management, section Market risk

Investment risk information	Risk, Treasury and Capital Management, section Investment positions

Liquidity risk information	Risk, Treasury and Capital Management, section Treasury and Capital Management, Liquidity and funding management

Consolidation	Financial Statements, section Critical accounting policies

Fair value measurements, including Level 3 sensitivity and Level 3 impact on the income statement	Financial Statements, Note 26 Fair Value of Financial Instruments

Liquidity facilities and similar obligations

UBS has no significant exposure through liquidity facilities, guarantees and similar obligations to structured investment vehicles (SIVs), conduits and other types of SPEs. Losses resulting from such obligations were not significant in 2007.

Non-consolidated securitization vehicles and collateralized debt obligations

UBS sponsors the creation of special purpose entities (SPEs) that facilitate the securitization of acquired residential and commercial mortgage loans, other financial assets and related securities. UBS also securitizes customers’ debt obligations in transactions that involve SPEs which issue collateralized debt obligations. A typical securitization transaction of this kind would involve the transfer of assets into a trust or corporation in return for beneficial interests in the form of securities. Generally, UBS intends a sale of the beneficial interests to third-parties shortly after securitization. Due to illiquid markets for certain instruments linked to the US mortgage market in the second half of 2007, several retained interests could not be sold in the short-term.
UBS does do not have material exposures from guarantees or other forms of credit support to these SPEs. Financial assets are no longer reported in the consolidated financial statements once their risks and rewards are transferred to a third-party. For discussion of UBS’s accounting policies regarding securitization activities, see Note 1a11) in Financial Statements 2007.
In a securitization, UBS generally represents that certain se- curitized assets meet specific requirements, such as credit rating, type of credit, collateral or documentary attributes. UBS may be required to repurchase the assets and / or indemnify the purchaser of the assets against losses due to any breaches of such representations or warranties. In general, the Group could be required to make future payments under such repurchase and / or indemnification provisions. The maximum amount of these payments corresponds to the amount of assets held by such securitization-related SPEs as of 31 December 2007 and, under certain circumstances, accrued and unpaid interest on such assets and certain expenses. UBS performs due diligence to ensure the assets comply with requirements set forth in the representations and warranties of the contractual agreements with its counterparties – and this mitigates the potential loss due to such repurchase and / or indemnity. UBS receives no compensation for representations and warranties, and it is not possible to determine their fair value because they rarely, if ever, result in a payment. Historically, losses incurred on such obligations have been insignificant. No liabilities related to such representations, warranties and indemnifications are included in the balance sheet as at 31 December 2007 and 2006.
UBS continually evaluates its involvements with consolidated and non-consolidated SPEs as required under IFRS. Certain events – such as restructurings, the vesting of potential rights and the acquisition, disposition or expiration of interests, etc. – may prompt reconsideration of the initial consolidation conclusions made by UBS at the inception of its involvement with

Non-consolidated securitization vehicles and Collateralized debt obligations – agency transactions 1, 2

			Purchased and
CHF billion	SPE assets		retained interests
	Original principal	Current principal
As of 31 December 2007	outstanding	outstanding	Fair value

Securitizations originated by UBS[3]

Residential mortgage	2.1	1.9	0.6

Commercial mortgage	0.4	0.3	0.1

Total	2.5	2.2	0.7

Securitizations not originated by UBS

Residential mortgage [4]			33.9

1 Reflects material exposures.   2 Residential or commercial mortgage securities backed by an agency of the US Government; the Government National Mortgage Association (GNMA), the Federal National Mortgage Association (FNMA), or the Federal Home Loan Mortgage Corporation (FHLMC).   3 Structures originated by UBS include transactions within the scope of US GAAP, Financial Accounting. 140 paragraph 17.   4 Information for special purpose entity assets is not available.

such entities. In these instances, SPEs may be consolidated or de-consolidated as the conditions warrant. In December 2007, due to market conditions, various non-consolidated CDOs in which UBS held a majority stake in super-senior securities were declared to have breached technical default provisions pursuant to the entities’ governing documents. In these instances, various contingent decision-making rights became immediately vested in the super-senior class holders. UBS determined that, in certain instances, the rights arising from such events caused it to be in control of these entities. The affected SPEs are consolidated in UBS’s statement of financial position as of 31 December 2007. The impact of consolidation was not material to UBS’s financial position or results of operations.
The portion of purchased and retained interests and derivatives in non-consolidated securitization vehicles and CDOs which relates to the US residential sub-prime, Alt-A and commercial real estate market is included in the section “Risk concentrations” in Risk, Treasury and Capital Management 2007.
UBS’s involvements in non-consolidated securitization vehicles and CDOs disclosed here are typically managed on a portfolio basis alongside hedges and other offsetting financial instruments. The tables do not include these offsetting factors and do not represent a measure of risk. For UBS’s risk concentrations refer to Risk, Treasury and Capital Management 2007.

Non-consolidated securitization vehicles and Collateralized debt obligations – non-agency transactions1

				Purchased and
				retained interests	Derivatives held by
CHF billion	Total SPE assets			held by UBS	UBS
	Original principal	Current principal	Delinquency
As of 31 December 2007	outstanding	outstanding	amounts	Fair value	Fair value

Originated by UBS[2]

CDOs and CLOs

Residential mortgage	2.8	2.8	0.0	0.8	(0.1)

Commercial mortgage	6.0	6.0	0.0	0.2	0.0

Other ABS	12.8	[3]	0.0	5.3	0.0

Securitizations

Residential mortgage	2.9	2.6	0.2	0.4	0.0

Commercial mortgage	7.8	7.8	0.0	0.5	0.0

Other ABS	2.1	[3]	[3]	0.2	0.0

Total	34.4	[3]	[3]	7.4	(0.1)

Not originated by UBS

CDOs and CLOs

Residential mortgage	103.9	100.5	0.0	0.2	0.3

Commercial mortgage	38.8	35.1	0.0	2.0	(0.6)

Other ABS	51.6	[3]	0.0	11.5	(3.9)

Securitizations

Residential mortgage	742.6	[3]	16.9	21.4	0.2

Commercial mortgage	224.2	206.3	0.7	5.2	0.1

Other ABS	182.2	[3]	2.8	10.7	0.0

Total	1,343.3	[3]	20.4	51.0	(3.9)

1 Reflects material exposures.   2 Structures originated by UBS presented in this SEC disclosure include transactions within the scope of US GAAP, Financial Accounting Standard 140 paragraph 17.   3 Information is not available.

Financial performance
Balance sheet and off balance sheet

Investment funds

Purchase of commercial papers and other securities

UBS Global Asset Management has not purchased commercial paper or other securities issued by an off-balance sheet entity (including investment funds) that it manages (other than seed money at origination of the fund).
In its wealth management business, UBS issues in the ordinary course of business investment certificates to third-parties which are linked to the performance of non-consolidated investment funds. Such investment funds are either originated by UBS or by third-parties. For hedging purposes, UBS generally invests into the funds to which its obligations from the certificates are linked. Risks resulting from those contracts are minimal, as the full performance of the funds is passed on to third parties. The Investment Bank is involved in similar structures, such as those due to the issuance of notes, index certificates and related hedging activities.

Other types of support

In the second half of 2007, UBS Global Asset Management purchased financial assets from investment funds managed by UBS. The acquisition of financial assets owned by these investment funds was executed to maintain a stable net asset value of USD 1 per unit or to facilitate the orderly redemption of a fund in an unfavorable market environment. The acquired financial assets include predominantly asset-backed US mortgage instruments. The total loss resulting from the purchases, writedowns and sales of acquired financial assets amounts to USD 68 million in 2007, of which USD 66 million relates to transactions with a fund consolidated at 31 December 2007 in UBS’s financial statements. The support provided to these investment funds has been made on a voluntary basis and cannot be expected to be provided to other investment funds in similar situations.
During 2007, and until 6 March 2008, UBS was not required to support any money market fund which is subject to the Investment Company Act due to past industry practice.
In the ordinary course of business, UBS’s wealth and asset management businesses provide short-term funding facilities to UBS managed investment funds. This bridges time lags in fund unit redemptions and subscriptions. These bridge financings did not incur past losses and are not expected to result in significant future losses.
Should UBS be required to consolidate previously uncon-solidated investment funds in the future, it expects no significant impact on debt covenants, capital ratios, credit ratings and dividends.
Depending on market developments in 2008 and beyond, it is possible that Global Asset Management may decide to provide financial support to one or more of its investment funds. The risks incurred by providing such support will depend on the type of support provided and the riskiness of the assets held by the fund(s) in question. If UBS were to provide extensive financial support to some of its investment funds, losses incurred as a result of such support could become material.

Leveraged finance deals

UBS has leveraged finance commitments entered into both before and after the market dislocation in July 2007.
Transactions since this dislocation typically have pricing terms and covenant and credit protection that are more favorable to underwriters and investors than those entered into in the first half of 2007. On 31 December 2007, of the total commitments of USD 11.4 billion, commitments entered into by UBS before the dislocation (“old deals”) amounted to USD 5.6 billion while those entered into subsequent to the dislocation (“new deals”) totaled USD 5.8 billion. Commitments in the amount of USD 4.2 billion are unfunded.

Guarantees and similar obligations

UBS issues the following in the normal course of business: various forms of guarantees; commitments to extend credit; standby and other letters of credit to support its customers; commitments to enter into repurchase agreements; note issuance facilities; and revolving underwriting facilities. With the exception of related premiums, these guarantees and similar obligations are kept off-balance sheet unless a provision to cover probably losses is required.
On 31 December 2007, the net exposure to credit risk for contingent claims, based on IFRS numbers, was CHF

Contingent claims and undrawn credit facilities

	31.12.07			31.12.06
		Sub-			Sub-
CHF million	Gross	participations	Net	Gross	participations	Net

Credit guarantees and similar instruments	13,381	(593)	12,788	12,142	(813)	11,329

Performance guarantees and similar instruments	3,969	(464)	3,505	3,199	(333)	2,866

Documentary credits	3,474	(517)	2,957	2,567	(238)	2,329

Total contingent claims	20,824	(1,574)	19,250	17,908	(1,384)	16,524

Undrawn irrevocable credit facilities	83,980	(2)	83,978	97,287	(2)	97,285

19.3 billion compared to CHF 16.5 billion one year earlier. Fee income from issuing guarantees is not material to total revenues.
Guarantees represent irrevocable assurances, subject to the satisfaction of certain conditions, that the Group will make payment in the event that customers fail to fulfill their obligations to third-parties. The Group also enters into commitments to extend credit in the form of credit lines that are available to secure the liquidity needs of customers but have not yet been drawn on by them, the majority of which range in maturity from one month to five years. If customers fail to meet their obligations, the maximum amount at risk for the Group is the contractual amount of these instruments. The risk is similar to the risk involved in extending loan facilities and is subject to the same risk management and control framework. For the year ended 31 December 2007, the Group recognized net credit loss recoveries of CHF 3 million; and for the years ended 31 December 2006 and 2005, the Group recognized net credit loss recoveries of CHF 10 million and CHF 39 million respectively, related to obligations incurred for contingencies and commitments. Provisions recognized for guarantees, documentary credits and similar instruments were CHF 63 million at 31 December 2007 and CHF 76 million at 31 December 2006. See also Note 20 in Financial Statements 2007.
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
Furthermore, UBS provides representations, warranties and indemnifications to third-parties in connection with numerous transactions, such as asset securitizations (as described earlier in this section).

Clearinghouse and future exchange memberships

UBS is a member of numerous securities and futures exchanges and clearinghouses. In association with some of those memberships, UBS may be required to pay a share of the financial obligations of another member who defaults, or otherwise be exposed to additional financial obligations as a result. While the membership rules vary, obligations generally would arise only if the exchange or clearinghouse had exhausted its resources. The maximum exposure to credit loss is not reflected in the table on exposure to credit risk in the section “Credit risk” in Risk, Treasury and Capital Management 2007. UBS considers the probability of a material loss due to such obligations to be remote.

Swiss deposit insurance

Effective 1 January 2006, Swiss Banking Law and the newly established deposit insurance system require Swiss banks and securities dealers to jointly guarantee an amount of up to CHF 4 billion for privileged client deposits in the event that a Swiss bank or securities dealer becomes insolvent. For the period from 1 July 2007 to 30 June 2008, the Swiss Federal Banking Commission estimates UBS’s share in the deposit insurance system to be CHF 846 million. The deposit insurance is a guarantee and exposes UBS to additional risk which is not reflected in the table on exposure to credit risk in the section “Credit risk” in Risk, Treasury and Capital Management 2007. At 31 December 2007, UBS considers the probability of a material loss from its obligation to be remote.

Private equity funding commitments

The Group enters into commitments to fund external private equity funds and investments, which typically expire within five to ten years. The commitments themselves do not involve credit or market risk as the funds purchase investments at market value at the time the commitments are drawn. The amount committed to fund these investments at 31 December 2007 and 31 December 2006 was CHF 440 million and CHF 766 million respectively.

Financial performance
Cash flows

Cash flows

2007

At the end of 2007, the level of cash and cash equivalents rose to CHF 149.1 billion, up CHF 13.0 billion from CHF 136.1 billion at end-2006.

Operating activities

Net cash flow used in operating activities was CHF 51.3 billion in 2007 compared to a cash outflow of CHF 4.9 billion in 2006. Operating cash outflows (before changes in operating assets and liabilities and income taxes paid) totaled CHF 2.9 billion in 2007, a decrease of CHF 17.9 billion from 2006. Net profit decreased by CHF 16.6 billion compared to 2006.
Cash inflow of CHF 218.9 billion was generated by the net decrease in operating assets. This cash inflow was used to partially repay operating liabilities which totaled CHF 263.6 billion. Payments to tax authorities were CHF 3.7 billion in 2007, up CHF 1.1 billion from a year earlier.

Investing activities

Investing activities generated a cash inflow of CHF 2.8 billion. The net cash outflow for investments in subsidiaries and associates was CHF 2.3 billion due to the acquisitions of McDonald Investments and Daehan Investment Trust Management Company Ltd. (DIMCO) and a net increase in purchases of property and equipment of CHF 1.8 billion. The net divestment of financial investments available for sale was CHF 6.0 billion, mainly due to the sale of Julius Baer which contributed CHF 3.9 billion. Disposals of subsidiaries and associates in 2007 generated a cash inflow of CHF 0.9 billion. In 2006, net cash inflow from investing activities was CHF 4.4 billion. Cash inflows of CHF 6.4 billion were offset by the acquisition of new businesses for CHF 3.5 billion. Purchases of property and equipment totaled CHF 1.8 billion and the net divestment of financial investments available for sale totaled CHF 1.7 billion. Disposals of subsidiaries and associates in 2006 generated a cash inflow of CHF 1.2 billion.

Financing activities

In 2007, financing activities generated cash flows of CHF 73.8 billion, which were used to finance the expansion of business activities. This reflected the net issuance of money market paper of CHF 32.7 billion and the issuance of CHF 110.9 billion in long-term debt – the latter significantly outpacing long-term debt repayments, which totaled CHF 62.4 billion. That inflow was partly offset by outflows attributable to net movements in treasury shares and own equity derivative activity (CHF 3.6 billion), and dividend payments
(CHF 4.3 billion). In 2006, UBS also had a net cash inflow of CHF 47.6 billion from financing activities. The difference between the two years was mainly due to the fact that net long-term debt issuance and money marked paper increased by CHF 26.3 billion in 2007.

2006

At the end of 2006, the level of cash and cash equivalents rose to CHF 136.1 billion, up CHF 45.1 billion from CHF 91.0 billion at end-2005.

Operating activities

Net cash flow used in operating activities was CHF 4.9 billion in 2006 compared to a cash outflow of CHF 63.2 billion in 2005. Operating cash inflows (before changes in operating assets and liabilities and income taxes paid) totaled CHF 15.0 billion in 2006, an increase of CHF 0.4 billion from 2005. The net profit decreased by CHF 1.9 billion compared to 2005.
Cash of CHF 98.7 billion was used to fund the net increase in operating assets, while a net increase in operating liabilities generated cash inflows of CHF 81.3 billion. The increase in cash was used to fund operating assets – in line with the expansion of business. Payments to tax authorities were CHF 2.6 billion in 2006, up CHF 0.2 billion from a year earlier.

Investing activities

Investing activities generated a cash inflow of CHF 4.4 billion. Cash inflows of CHF 2.9 billion reflected cash equivalents received of CHF 6.4 billion, partly offset by the acquisition of new businesses for CHF 3.5 billion. Purchases of property and equipment totaled CHF 1.8 billion and the net divestment of financial investments available for sale was CHF 1.7 billion. Disposals of subsidiaries and associates in 2006 generated a cash inflow of CHF 1.2 billion, mainly due to the sale of Motor-Columbus. In 2005, UBS saw a net cash outflow from investing activities of CHF 2.4 billion. This was due to the acquisition of new businesses worth CHF 1.5 billion and because UBS made CHF 1.6 billion in net purchases of property and equipment. This was only partially offset by disposals of subsidiaries and associates.

Financing activities

In 2006, financing activities generated cash flows of CHF 47.6 billion, which was used to finance the expansion of business activities. This reflected the net issuance of money market paper of CHF 16.9 billion and the issuance of CHF

97.7 billion in long-term debt – the latter significantly outpacing long-term debt repayments, which totaled CHF 59.7 billion. That inflow was partly offset by outflows attributable to net movements in treasury shares and own equity derivative activity (CHF 3.6 billion), and dividend payments (CHF
3.2 billion). In 2005, UBS also had a net cash inflow of CHF 64.5 billion from its financing activities. The difference be- tween the two years was mainly due to the fact that net long-term debt issuance and money marked paper decreased by CHF 14.2 billion in 2006.

55

UBS employees

57

UBS employees

–	UBS invests in its employees – increasing their value to both the firm and its clients
–	Business operations are supported by high-quality people management processes
–	UBS places importance on skill-development and career-building opportunities
–	Employees are appropriately rewarded for their performance, results and commitment

Strategic focus

UBS relies on the skill and dedication of its employees to deliver the solutions and service its clients demand.

The firm continually invests in its people and ensures organization-wide processes are in place to support this.

Increases in employee skill and productivity over time will support the growth of UBS’s businesses. To drive business growth from within, UBS seeks to retain and develop its own workforce, as illustrated by the firm’s staffing, people management, training and compensation policies and practices. The chart “Investing in employees” on the opposite page illustrates this.

Collaboration and respect underpin the firm-wide culture of valuing individual contributions and excellence. UBS fosters a performance-oriented environment, in which pay is linked to performance and compensation is linked to the achievement of business objectives.

Developments in 2007

–	The UBS workforce (in terms of total full-time equivalents) grew to 83,560, up 5,420, or 7%, from 78,140 on 31 December 2006
–	Global Wealth Management & Business Banking accounted for more than half of the growth, with 3,056 new staff
–	Graduate recruiting remained strong; hiring increased about 10% from 2006
–	This growth occurred despite the difficult market conditions and related staff reductions of about 900 in the Investment Bank
–	Other significant achievements included: opening the Singapore-based UBS Wealth Management Campus – Asia Pacific, the launch of the “UBS Career Comeback” program, allowing people to resume their career in financial services after a break, and ongoing external recognition as an excellent employer

Investing in employees

59

UBS employees

UBS employees

Investing in UBS employees

UBS relies on the expertise and commitment of its employees to deliver the solutions and the quality of service demanded by its clients. “Human capital return on investment” is used by UBS as an indicator of the increase in skill and productivity of its workforce, in combination with financial performance. In 2007, UBS’s human capital return on investment showed a decrease for the year. As shown in the graph at the right, following a steady increase from 2002 until the first half of 2007, its return on investment declined in the second half of 2007. This decrease is principally the result of a continued investment in the bank’s workforce despite the quick and steep deterioration in market conditions in the second half of 2007. This investment, however, should prove to be central to UBS’s ability to grow when market conditions stabilize.

The firm invests in developing and motivating its employees, whether they are new hires, seasoned employees, key talent or senior managers. The graph below highlights the most important factors driving the value created by UBS personnel.

Staffing

UBS workforce

The number of people employed in the financial businesses was 83,560 on 31 December 2007, up 7%, or 5,420, from 78,140 at the end of 2006. Staff levels increased in all UBS businesses over the course of the year.
In the Swiss and international wealth management business, where personnel increased by 2,247, investment contin-

ued in growth markets such as Asia Pacific and Europe. The number of client advisors in Switzerland also increased. Staff levels in the US-based wealth management business rose by 790, after the February 2007 integration of the McDonald Investments private client network and related hiring (in support of divisional and home office growth initiatives). This was partly offset by staff reductions in certain business areas, mainly IT and operations. The Swiss commercial and retail banking business increased personnel numbers by 19, as more IT staff were required to support both growing business volumes and new hires in the Swiss domestic banking business. The asset management business raised staff levels across all areas, hiring a total of 189 new employees in the context of business growth and acquisitions. The increase was partly offset by declines re-

Investing in employees

lated to the closure of Dillon Read Capital Management (DRCM) in second quarter 2007. The Investment Bank’s staff levels were essentially flat year-on-year, only increasing by 33. As announced in October, the Investment Bank reduced its personnel levels by 901 people during fourth quarter and informed around 430 employees that they will have to leave the bank in the course of first quarter 2008. This decrease was offset by the annual intake of graduates and reintegration of DRCM staff. In Corporate Center, personnel numbers were up by 2,142, mainly a result of converting former Perot staff members to permanent IT Infrastructure employees. Demand for offshoring services increased as well, driving up staff levels in the UBS Service Centre in Hyderabad.

In 2007, UBS personnel worked in more than 50 countries, with about 38% of staff employed in the Americas, 33% in Switzerland, 16% in Europe, the Middle East & Africa and 12% in Asia Pacific. Growth continued to be strongest in Asia Pacific, where staff levels rose 31% in 2007, following a 41% rise in 2006.
Internal job mobility, across both businesses and regions, drives business innovation and individual career development. The exchange of knowledge and experience benefits employees and their teams, allowing UBS to better implement and benefit from its integrated “one-firm” approach. In 2007, 1,062 employees moved to roles in a different region. The highest number of employees transferred from Switzerland, with 125 going to the Americas, 107 to Asia Pacific, 67 to the UK and 53 to locations in Europe, the Middle East & Africa. Overall, mobility in the businesses was slightly lower in 2007 than in 2006, with 903 employees transferring from one business group to another during the course of the year, versus 909 in 2006. The highest number of transfers (at 184 employees) were between the Investment Bank and Global Wealth Management & Business Banking.

Recruiting staff

Recruiting efforts aim at hiring highly qualified people in order to maintain and expand UBS’s long-term position as a major global financial services institution. In 2007, the firm significantly increased recruitment in the key markets in which it operates and sought to recruit specialists in non-traditional markets such as India and Poland.
The number of university graduates UBS hired for its undergraduate and MBA training programs across the firm was over 1,000 in 2007, an increase of about 10% from 2006. In Asia Pacific, where the business grew strongly last year, the number of undergraduate, MBA and intern hires rose by 52%. In Switzerland, the UBS apprenticeship program (for students in secondary schools specializing in banking or IT) hired 286 apprentices in 2007, 26 more apprentices than in 2006, bringing the total number of apprenticeship positions to 830. In total, around 1,900 young people participated in vocational training in Switzerland in 2007.

UBS also remained one of the top-ranked employers for university graduates in Switzerland, with global consultant Universum ranking UBS number one for business students in Switzerland for the third straight year. In the UK, UBS was the 24th “most ideal employer” among business students, up from forty-first two years earlier. In the US, BusinessWeek magazine named UBS among the top 50 places to launch a career in 2007.
A new service for all new employees, both graduates and professional hires, was the introduction of the “New Joiner Experience” in 2007. Its core is a series of locally customizable online guides to allow new employees to gain an overview of UBS’s global organization and culture and to settle quickly into their role. It also includes networking and information events, as well as a survey and measurement framework.

UBS employees

Gender distribution by employee category 1

	Officers		Non-officers		Total
As of 31.12.07	Number	%	Number	%

Male	34,622	73.5	18,204	47.8	52,826	62.0

Female	12,496	26.5	19,886	52.2	32,382	38.0

Total	47,118	100.0	38,090	100.0	85,208	100.0

1 Calculated on the basis that a person (working full-time or part-time) is considered one headcount in this table only. This accounts for the total UBS end-2007 employee number of 85,208 in this table. Normally, UBS expresses employee numbers in terms of full-time equivalents (FTEs), which is measured as a percentage of the standard hours normally worked by permanent full-time staff. When calculated according to full-time equivalents, the end-2007 total is 83,560.

Developing and sustaining a diverse workforce

UBS considers diversity to include the recognition and appreciation of multiple backgrounds, cultures and perspectives. Citizens from 154 countries comprise the UBS workforce. The largest number of employees, as measured by primary citizenship, hold US or Swiss citizenship (34% and 27%, respectively), followed by British citizenship (9%).
Over the past five years, UBS has promoted diversity in three stages. At the start of this program, a focus was placed on raising basic awareness of diversity, its meaning and its implications. UBS concentrated on developing policies, creating teams and building senior management commitment. The second phase integrated diversity into UBS’s working practices, such as recruiting, performance management and talent development. In 2007, the third phase was launched, in which diversity will ultimately become a self-sustaining part of UBS’s culture. This will require personal ownership, line manager accountability and successfully linking diversity to revenue generation.
In 2007, UBS also continued to build a diverse workforce through a variety of programs and processes across the organization. Managing and executive directors were asked to set personal diversity objectives in the performance management system. Additionally, since 2005, more than 3,000 se-
nior managers have attended actor-based diversity training sessions that give them demonstrated behavioral options to handle potential issues within teams. In 2007, online diversity training was rolled out to Investment Bank, Global Asset Management and operational Corporate Center staff to provide basic diversity education and extend the actor-based training concepts to a wider audience. Approximately 10,000 employees took the training in the first three months. Global Wealth Management & Business Banking employees were offered access to the training in early 2008.
New programs and policies were introduced in 2007 that help employees better manage their work and personal lives. In the UK for example, the maternity support program aims to prepare employees for maternity or adoption leave, as well as training line managers in the handling of related issues. In the US, UBS introduced two annual paid family care days in 2007, available in addition to regular vacation and personal days. UBS also has over 20 employee networks addressing cultural awareness, disability, family, heritage, sexual orientation, gender and other aspects of diversity, which provide a forum for employees’ involvement in diversity-related activities.
Efforts aimed at external audiences in 2007 included “UBS Career Comeback”, a new program targeting professional

Composition of UBS’s workforce by citizenship 1

As of 31.12.07
		% change	Total % of
Country	Number	from 2006	citizenship

USA	29,019	(1.5)	34.1

Switzerland	23,412	(1.6)	27.5

United Kingdom	8,008	(0.2)	9.4

Germany	3,669	0.3	4.3

India	2,422	1.1	2.8

Australia	1,865	0.0	2.2

Italy	1,794	0.0	2.1

Singapore	1,536	0.2	1.8

France	1,372	0.1	1.6

Hong Kong	1,329	0.2	1.6

Japan	1,163	0.1	1.4

China	921	0.5	1.1

Canada	799	0.0	0.9

Spain	762	0.0	0.9

Russia	452	0.0	0.5

Taiwan	451	0.1	0.5

Ireland	339	0.0	0.4

Austria	298	0.0	0.4

Malaysia	259	0.0	0.3

Belgium	226	0.0	0.3

Other countries	5,112	0.6	6.0

Total	85,208		100.0

1 As measured by primary citizenship. Calculated on the basis that a person (working full-time or part-time) is considered one headcount in this table only. This accounts for the total UBS end-2007 employee number of 85,208 in this table. Normally, UBS expresses employee numbers in terms of full-time equivalents (FTEs), which is measured as a percentage of the standard hours normally worked by permanent full-time staff. When calculated according to FTEs, the end-2007 total is 83,560.

women, and in some instances men, who had left the work-force and now would like to return to professional employment in the financial industry. Participants must have a minimum of five years of relevant work experience and be seeking to return to the workforce after an 18-month to seven-year period away from the industry. In March 2007, the program was launched with the Wharton School (of business) of the University of Pennsylvania. Three months later, 28% of the 60 participants were working either full-time or part-time at various companies, including UBS. The program was expanded to Hong Kong and Sydney in November 2007 and to London in March 2008.

Diversity and clients

UBS believes cross-cultural, diverse teams generate new ideas and creative solutions for its increasingly diverse client base. And, as clients come to recognize the positive influence of diversity on business success, the issue is becoming an increasingly important topic for them. As a result, UBS actively targets a broad range of clients and prospects in marketing its services.
In 2007, UBS hosted the second annual Women’s Leadership Conference in Zurich, which attracted nearly 2,000 professional women and men who were either UBS clients or employed in the financial services industry. In addition, the UBS Women’s Conference Monaco, designed exclusively for existing and prospective high net worth European women clients, drew nearly 100 attendees, while a UBS Diversity Conference, attended by more than 160 clients and representatives from financial institutions, universities and government, was held in Hong Kong in March 2007.

Employee retention

A number of factors influence employee retention. These include compensation, and incentives, performance management and learning and development opportunities. UBS manages these elements at all levels and offers targeted career development opportunities to talented employees across the company. The retention of key staff is also tracked. Among the Group Executive Board (GEB), Group Managing Board (GMB) and managing director (MD) populations, 87% have been with the firm three years or more, 26% have worked at UBS between five and ten years, 34% between 11 and 20 years, and 19% have been with the firm for 21 years or more. 128 of the 188 managing directors hired in 2004 or 2005 were still employed at the end of 2007.
UBS grew significantly in 2006 and 2007 in certain geographical regions and business areas (Asia Pacific and wealth management, for example). This is visible in the number of staff hired, including hiring to replace staff who left UBS during that time. As of the end December 2007, 14.5% of UBS staff had between one and two years of experience at UBS. Due to the net hiring of staff, this is an increase from 11.6% in 2006. In Asia Pacific, 32.8% of staff have less than one year experience with UBS, while 23.4% have between one and two years of experience at UBS.

Performance management

The skills, expertise and ambition of UBS employees, together with a business culture that values meritocracy, are essential to achieving results for both clients and UBS alike. Performance management processes throughout the year support staff development, reinforce the firm’s core values and help ensure employees have the skills necessary to implement the long-term strategy of taking advantage of the global trend of wealth creation.
As UBS believes employee-manager dialog underpins good performance management and demonstrable performance is the basis for meritocracy. All employees participate in a performance management process that assesses individual achievements against specific objectives. Implemented in 1996, the performance measurement and management (PMM) process specifies expectations for behavior and actions according to (and increasing with) experience and rank. As an example of this, evaluations for all employees include a “client focus” element, although the specific requirements to successfully fulfill this vary significantly according to their function or role.

UBS employees

Each employee and his or her evaluating manager agree upon specific performance objectives at the beginning of the year. These objectives relate to clients, people and team, economic goals and professional expertise. They can be updated in the PMM online application throughout the year. Then, in the fourth quarter, the employee’s achievements are assessed against these previously defined targets – a process involving the employee, the line manager and, in many cases, peers, internal clients and direct reports.
This performance management framework allows UBS to target specific personnel development needs in its businesses and among specific types of employees. For example, in 2007, the PMM tool was used to support the building of staff development and management skills among the Global Wealth Management & Business Banking workforce, and also to design a training program targeted at first-level managers across the company to help them build a consistent set of management skills. The program was developed following a detailed analysis of UBS’s management competency profile in the PMM system and is a focused solution for building relevant management capabilities among this population.
The PMM process for the executive members of the Board of Directors, members of the GEB and members of the GMB is broadly the same as for other employees. Achieving the financial targets set for both the Group and each business group plays a significant role. Leadership, cross-business cooperation, strategic thinking and cross-business group contribution are also evaluated.
The PMM assessment is one element defining individual incentive awards, with top performers receiving proportionately higher rewards. The total amount of money granted in incentive awards is determined by the financial performance of the firm and its individual businesses.
Compensation and incentives
To support its integrated business strategy, UBS endeavors to foster an entrepreneurial and performance-oriented culture. Compensation programs are results-oriented and market-focused. In the rigorous performance management process, total compensation is linked to stated business objectives, and pay and incentive programs are designed to pay for performance.
UBS’s total compensation and benefits philosophy has five guiding principles. These require UBS to:
–	use carefully selected performance measures, rigorous performance management and a strict pay-for-performance relationship to support UBS’s business strategy;
–	support the reward opportunities across the firm by consistently communicating the business strategy and promoting a meritocratic culture;
–	provide competitive total compensation opportunities to enable UBS to attract and retain talent;
–	balance the components of compensation to meet short-term needs while focusing on mid- to long-term objectives; and
–	encourage employee share ownership to strengthen the alignment between employee and shareholder interests.
è	A full discussion of UBS’s compensation policy is available in Corporate Governance and Compensation Report 2007

Employee share ownership

UBS is committed to the principle of employee share ownership throughout the organization. Accountability for long-term implications of decisions and actions is encouraged through equity-based awards that vest and / or become unrestricted over time. Positions with a large scope of responsibility and a significant potential impact on the firm have higher equity exposure.

To align the interests of UBS’s management with those of its shareholders, UBS has stringent share ownership guidelines for senior executives.
Moreover, a voluntary equity-based program offers employees the chance to purchase UBS shares at fair market value (on the purchase date) and generally receive two free UBS options for each share purchased. Staff with annual incentive awards above a certain threshold are awarded a component in UBS shares or notional shares instead of cash. Select high-performing employees are granted stock options with a strike price not less than the fair market value of the shares on the date the options are granted.
On 31 December 2007, current UBS employees held an estimated 6% of shares outstanding (including approximately 3% in unvested / blocked shares), based on all known share holdings from employee participation plans, personal holdings and individual retirement plans. Additionally, approximately 1% could be imputed for stock options (based on the options’ intrinsic value) for a total of 7%. At the end of 2007, an estimated 52% of all employees held UBS shares, while 40% of all employees held UBS stock options through employee participation plans.
è	For a full discussion of UBS’s equity plans, see Note 30 “Equity participation and other compensation plans”, in Financial Statements 2007

Learning and development

Leadership development

UBS invests in the career and skill development of its people. The firm recognizes that maintaining its leadership capabilities is an important factor in ensuring its long-term success and therefore takes a structured approach to leadership development.
Leadership development activities target people in key positions, their succession candidates and high potential employees across the company. UBS has defined Group-wide criteria to help identify and manage these talent pools. UBS is an integrated firm with diverse leadership development needs. Learning and development teams in the business groups and the Leadership Institute, which is responsible for Group-wide senior leadership development, work together to provide consistent leadership development offerings across the company.
The key Group-wide leadership programs are the “Accelerated Leadership Experience” and the “Global Leadership Experience”. The Accelerated Leadership Experience is an 18-month process aimed at strengthening the capabilities of high-potential managers. A set of three Global Leadership Experience programs targets key position holders and focuses on understanding the organization, leveraging cross-busi-

Expansion and growth in Asia Pacific

Asia Pacific has produced UBS’s highest growth rate over the past few years. Between 2004 and 2006, UBS’s wealth management business in Asia Pacific doubled its invested assets to CHF 151 billion. As the leading wealth manager in the region, UBS has drawn accolades from the financial media in 2007 and was named best private bank in Asia for the sixth consecutive year. Additionally, Dealogic figures confirm UBS as the most profitable investment bank in the region in 2007. This business growth necessitated substantial recruitment, together with strong retention and development efforts for experienced UBS employees in the region. To retain and attract wealth management professionals, the UBS Wealth Management Campus - Asia Pacific was launched in Singapore in April 2007. Following Switzerland, Singapore is UBS’s second largest wealth management center for international clients, and this campus acts as the regional hub for employee and client education. Developed in close collaboration with Singapore’s government, the campus is accredited by the Singapore Institute of Banking and Finance.
UBS anticipates that 5,000 wealth management staff will be trained at the campus by 2010. In addition to financial education, employees learn about the “UBS Client Experience” (a structured advisory process employed by client advisors), leadership principles, business strategy and values. Internal subject matter experts and external trainers deliver a comprehensive training offering with formal professional accreditation. Open dialog and constructive challenges foster the sharing of work experience and specialist knowledge. The campus appeals to potential and existing employees who desire career advancement that is supported by well-structured learning pathways and curricula for competency development.
In addition, UBS’s wealth management clients, their children and grandchildren are able to participate in a range of specifically developed programs to enable them to remain well informed in a fast changing market. The most recent event, delivered on campus in December 2007, was the “UBS Young Generation Seminar”. It was the first of four modules designed to enhance clients’ understanding of investment fundamentals and wealth planning in a fun and inspiring way. Clients are thus enabled to take better advantage of UBS’s wealth management expertise and content, which, in turn, can deepen UBS’s relationship with them over time.

UBS employees

ness group opportunities and building personal leadership capabilities. More than 2,400 leaders have participated in at least one of these programs since 1999.
Senior executives at UBS play a direct role in teaching and mentoring key talent. A structured, firm-wide program sees GEB members mentor GMB members, who in turn mentor people in key positions. Senior executives also participate in forums that enable them to develop a common understanding and goals, advance the firm’s business agenda and learn from one another. In June 2007, the top 86 leaders participated in the Annual Strategic Forum to analyze factors shaping the firm’s strategy. The Senior Leadership Conference in October 2007 brought 675 senior executives together to build a common understanding of the firm’s key business goals.
Business group leadership development courses also play a role in developing the firm’s leaders. An example is the intensive “Leading for Growth” program run by Global Wealth Management & Business Banking, where participants examine their personal leadership practices and are encouraged to use them to optimize performance in their teams. At the end of 2007, 77% of managing directors and 35% of executive directors had attended this program. At the Investment Bank, ASCENT, a 24-month mid-career program designed to expose high-potential employees to current business challenges and develop their client and leadership skills, has trained 750 people since 2005. SUMMIT was launched in 2007 to develop networks and partnerships among the Investment Bank’s 1,400 managing directors. Global Asset Management’s AMSLE program helps “managers of managers” strengthen their strategic leadership skills by focusing on both leadership and core technical skills. Over 100 managers have participated since 2005.

Business training

All employees have access to professional and personal skill development opportunities. As business or regulatory needs require, additional educational initiatives are developed to meet the training need. The promotion of cross-business collaboration is one example. A mandatory online course, “Introducing Global WM&BB to the IB”, was introduced for Investment Bank employees in 2007 to strengthen participant understanding of UBS’s wealth management business and highlight opportunities for cross-business group partnership.
For graduate trainees, the Investment Bank’s new 18 to 24-month EXPLORE program combines tailored business-specific training with personal development initiatives and networking opportunities. Launched in 2007, the program helps graduate trainees develop a better understanding of the firm’s business, culture and values. About 700 employees are part of the inaugural class.
Building a common people management culture across the firm is addressed by the “Essential Management Skills” program, which also focuses on developing fundamental managerial skills among the firm’s first-level line managers. 1,320 line managers across the company have participated in this program since its launch in late 2006.
Clients are the focus of the Client Leadership Experience, launched in February 2008 and consisting of 20 regional workshops focusing on specific client segments, including family offices, hedge funds or financial institutions. This Group-wide business development initiative allows senior client advisors to share opportunities to deliver all of UBS’s capabilities to specific clients and thus enable UBS to increase its share of business with these clients.

Commitment

UBS’s corporate values form the foundation of what the firm does and how it does it. These values are integrated into the commercial decision making process, management techniques and ways in which people interact with one another during the daily course of business. The implementation of this vision is underpinned by UBS’s ethical beliefs of diversity, integrity and privacy, and corporate responsibility. Entrepreneurial leadership, partnership and meritocracy are the core competencies that help UBS succeed. And client focus is UBS’s ultimate purpose.

Measuring employee satisfaction

Employee engagement is central to workforce retention and performance. An annual employee survey is used to assess the UBS corporate culture, engagement and the incorporation of its core values into daily business activities. While surveys are customized for each business group, a core set of questions and themes are the same in order to provide a comprehensive view of employee responses across UBS.
47,468 employees took the survey in May 2007, and overall, 80% were satisfied with UBS as a place to work. This compared with the MIDAS industry benchmark of 73% (MIDAS is a consortium of financial services companies). Additionally, 83% agreed they were highly motivated to contribute to the success of the firm beyond what is expected. 76% of employees said that diverse perspectives were valued in their team (the MIDAS benchmark is 73%), while 79% felt encouraged to come up with new ways to do things (the MIDAS benchmark is 76%).
Each business group, and the individual businesses within them, take the results seriously. Clear processes exist to review and manage results. For example, following feedback that more dialog on career development was desirable, Global Wealth Management & Business Banking invited employees and managers to hold development discussions in mid-2007, supported by the PMM process, so as to agree on individual career development activities.

Employee assistance

UBS is committed to being a conscientious employer. The firm supports its employees during all stages of their careers.

The employee assistance programs (EAPs) and the COACH program are examples of this commitment.
UBS offers EAPs in a number of locations to provide employees with confidential support to help balance work, family and personal issues. The US EAP provides a wide range of services on issues such as personal conflicts, depression, grief and work performance issues. It also provides information, referrals and ongoing support for child care, academic services and elder care issues. The EAP program in the UK is part of a wider health and wellbeing program that includes onsite medical specialists and emergency childcare, in addition to counseling and referral services.
In Switzerland, UBS offers professional assistance for current and retired employees, as well as their family members, through its HR Social Counseling service. A new online Health Portal gives employees direct access to the many health management offerings for staff in Switzerland.
The COACH transfer and severance process was launched in early 2003 to help staff in Switzerland who lose their jobs in a restructuring. It advises employees and supports them in finding new jobs in UBS or externally. Employees who have been dismissed as a result of restructuring have their standard notice term extended by two months in addition to the period stipulated in the employment contract. They also retain full salary and benefits during this time and receive counseling and support to help them apply for new jobs. Financial assistance is available for job-related training, if applicable. To date, more than 2,150 staff have enrolled in COACH.

Employee representation

Established in February 2002, the UBS Employee Forum facilitates the exchange of information between employees and management on pan-European issues with the potential to impact the performance and prospects of UBS and, in particular, its operations in Europe. This forum fulfills the obligations contained in EU Directive 94 / 45 on the establishment of a European Works Council.
A UK Employee Forum meets on a bi-annual basis to discuss topics like health and safety issues, changes to work-place conditions, pension arrangements and collective redundancies.
Employee representation in Switzerland is led by the Employee Representation Committee (ERC). This group of elected, internal representatives represents the interests of employees whose work contracts are governed by Swiss law and the Agreement on Conditions of Employment for Bank Staff. The ERC is the partner of UBS management in the annual salary negotiations and is involved in employee matters, including health and safety issues, social security and pension issues. The ERC also monitors and encourages communication between management and employees.

Selected 2007 awards

Top 10 Companies for Working Mothers in the US (Working Mother magazine, US)

Top 50 Best Places to Launch a Career (Business Week)

Top 50 Best Workplaces in the UK Top 100 in Europe (Financial Times)

No.2 Employer in Japan (Hewitt Associates)

Top Leadership Award for Learning Programs (Corporate University Xchange)

Corporate Equality Index (Perfect Score) (Human Rights Campaign Foundation, US)

67

Corporate responsibility

Corporate responsibility

–	Corporate responsibility is integral to the way UBS does business
–	UBS helps clients consider corporate responsibility opportunities and risks, by providing relevant research, advisory services and product offerings
–	UBS actively maintains its strong track-record in managing environmental challenges
–	The firm seeks to positively influence the well-being of its local communities

UBS’s commitment

Active advancement of corporate responsibility: UBS has participated in the UN Global Compact initiative since its inception and is a long-standing member of the UNEP Finance Initiative, a founding member of the Carbon Disclosure Project and a founding financial partner of the Energy Efficiency Building Retrofit Program (a project of the Clinton Climate Initiative)
Prevention of financial crime: a founding member of the Wolfsberg Group, UBS maintains an effective risk-based approach to anti-money laundering
Established environmental management: ISO 14001 certified for its environmental management system since 1999, UBS set a group-wide CO2 emission reduction target in 2006, a 40% reduction of 2004 levels by 2012
Respect of human rights: UBS adopted its own statement on human rights in 2006 – a clear indication that the firm recognizes the significance of promoting and respecting human rights in its sphere of influence
Assisting local communities: the firm has established partnerships in the communities where it does business, focusing on the key themes of “Empowerment through education” and “Building a stronger community”
External recognition of corporate responsibility activities: UBS is a component of the Dow Jones Sustainability Indexes, the FTSE4Good Index and the Climate Leadership Index

Milestones 2007

–	Socially Responsible Investments (SRI): SRI invested assets increased by 116% (to CHF 38.9 billion) in 2007. UBS launched new SRI products in Japan and Taiwan and launched strategy certificates for climate change, water and demographics

–	Climate Change: UBS reduced its own CO2 emissions by 22% from 2004, provided financial and advisory services to companies in renewable energy sectors, published major research reports on the impacts of climate change on companies and sectors and launched the UBS Global Warming Index and the UBS Greenhouse Index

–	Wolfsberg Group’s statement against corruption: UBS actively participated in the drafting and release of this statement, which clarifies the link between financial institutions and international corruption fighting efforts and outlines ways financial institutions can prevent both corruption and the misuse of their operations in relation to corruption

–	More than CHF 46 million contributed to charitable causes around the globe: nearly 8,000 employees spent over 80,000 hours in volunteering services

70

Corporate responsibility

Corporate responsibility

As a leading financial services firm, one of UBS’s main purposes is to create long-term value. UBS believes this can be best achieved by providing clients with value-added products and services and by promoting a corporate culture that adheres to high ethical standards. The firm also firmly believes that, for any business, long-term value creation is also dependent on what it does above and beyond what laws and regulations require. It is why UBS dedicates itself to creating a working environment based on the values of equal opportunity, diversity and meritocracy.
UBS has adopted measures to protect the environment, is committed to affirmative social standards and contributes to the communities it is a part of. All of the firm’s activities are underpinned by its governance structure and are implemented along existing business processes.
è	For more on UBS’s workforce, see the “UBS employees” section in this report
è	For more on governance, see Corporate Governance and Compensation Report 2007

Adherence to the UN Global Compact initiative

In 2000, UBS was one of the first companies to join the UN Global Compact, which comprises ten principles covering the areas of human rights, labor standards, environment and corruption. Its geographic reach is now global, with over 3,700 business participants from 120 countries adhering to it at the end of 2007. Although it is an important component in any discussion with the public about the role of business in society, it is ultimately aimed at concrete actions. Key among these, from UBS’s point of view, is the “Who cares wins” initiative which, initiated by 20 financial institutions in June 2004, maps the progress made by different actors in integrating environmental, social and governance issues into mainstream investment decisions. UBS has been involved in this initiative since its inception and also participates in other Global Compact-related endeavors, including the Swiss network, which was established in 2006.

Labor standards and human rights

UBS has recognized human rights issues for many years. Indeed, human resource policies addressing employment, diversity, equal opportunity and discrimination, by definition, also tackle human rights issues, as can policies relating to health and safety practices. UBS has well-established human resources policies and practices in these areas and they are regularly reviewed to ensure that labor standards are respected.
In 2006, UBS adopted a statement supporting basic human rights, signaling to employees, clients and society that the firm recognizes the significance of promoting and respecting human rights in its sphere of influence. The “UBS Statement on Human Rights” both sets out the firm’s position and embraces key issues in a single document.
The firm is in the process of implementing initiatives relating to the statement’s focus on employees, suppliers and clients. In 2007, it continued to build a diverse UBS workforce through a variety of programs.
è	For more on labor standards and diversity programs, see the “UBS employees” section of this report

Responsible procurement is a key aspect of UBS’s approach to human rights and the environment. In the past few years, UBS has established processes to manage environmental and human rights issues in key areas of its supply chain (such as client gifts, IT equipment and energy sourcing). For example, after UBS’s encouragement five years ago, the supplier of UBS’s branded umbrellas started to take account of environmental and labor rights concerns in its production facilities in Guangzhou, China. In the meantime, this supplier has developed a positive reputation in the area of corporate responsibility and this has helped attract new clients that are concerned about environmental and human rights issues in their own supply chain. In order to further incorporate these issues into procurement processes, UBS has developed a supply chain guideline that provides guidance for identifying, assessing and monitoring environmental and human rights risks of suppliers and in support of consistent decision-making throughout all business groups and regions. This guideline focuses on high risk suppliers and contractors with whom UBS has influence through direct contractual agreements.
A number of industry sectors with higher potential environmental and social risks have also been identified, and UBS is developing sector guidelines for assistance and guidance when doing business with clients in these environmentally and socially sensitive industry sectors.

Environment

UBS was one of the first signatories of the United Nations Environment Program’s Bank Declaration (UNEP) in 1992, which committed the firm to integrating appropriate environmental measures within its activities. Today, the efforts of UBS to protect the environment, which started in the 1970s, have grown into a well-developed, global environmental management system certified to the ISO 14001 standard covering banking activities and in-house operations. UBS considers efficient and sustainable management of the firm’s energy requirements, and the measures it is taking to reduce its carbon emissions, as an important factor in being a responsible corporation. With this in mind, the firm set a target in February 2006 to reduce its carbon emissions in 2012 by 40% from 2004 levels. UBS acknowledges that climate change represents one of the most significant environmental challenges of current times. It will have wide-ranging effects on ecosystems, societies and economies worldwide. To support its clients in responding to these challenges, UBS incorporates climate change issues into its research, advisory services and product offerings.
è	For more information on the environment, see the end of this section and www.ubs.com/environment

Fighting corruption

UBS has long been committed to assisting in the fight against money laundering, corruption and terrorist financing by operating an effective and dynamic risk-based approach to its internal anti-money laundering (AML) process. In early 2007, the Wolfsberg Group, of which UBS is a founding member, released a statement against corruption. It describes the role of the Wolfsberg Group and financial institutions more generally in support of international efforts to fight corruption and identifies some of the measures finan-
cial institutions may consider to prevent corruption in their own business and protect against the misuse of their operations in relation to corruption.
è	For more information on UBS’s AML activities, please see the next page

External recognition

The firm’s corporate responsibility work has been widely recognized, and UBS has been included in many indexes that track such efforts, including being a component of the Dow Jones Sustainability indexes since their inception in 1999. The indexes track the financial performance of the leading sustainability-driven companies worldwide. UBS is also included in the FTSE4Good Index, which measures the performance of global companies in the areas of environmental sustainability, stakeholder relations and support for human rights. The firm has been a member of the Climate Leadership Index (CLI) since its launch in 2004. The CLI discloses to investors which FT500 companies have the most comprehensive climate-change disclosure practices in place, judged on the basis of each company’s individual response to the Carbon Disclosure Project (CDP) questionnaire.

Corporate responsibility governance

The Corporate Responsibility Committee, a Board of Directors (BoD) committee, was created in 2001 and assesses how to meet the evolving expectations of UBS’s stakeholders in relation to the firm’s corporate conduct. If the Corporate Responsibility Committee concludes that there is a gap between what stakeholders expect and what UBS practices – and that this gap represents either a risk or an opportunity to the firm – it suggests appropriate actions to the Group Executive Board (GEB).
The Corporate Responsibility Committee is chaired by Stephan Haeringer, Executive Vice-Chairman of UBS. It includes another member of the BoD, eight senior UBS executives representing UBS businesses, and a number of corporate functions, including legal and communications. The committee meets two to three times a year. It is supported by a working group that comprises 22 functional experts from all UBS business groups and is chaired by the firm’s Chief Communication Officer, a member of the Corporate Responsibility Committee.
Neither the Corporate Responsibility Committee nor the working group runs operational processes related to corporate responsibility; it is the GEB that has overall responsibility for corporate responsibility strategy and that decides on specific corporate responsibility measures. The implementation of these measures is then undertaken within existing processes in the different business groups.
For example, the GEB is responsible for UBS’s environmental policy and nominates a Group Environmental Representative. Each business group also nominates a representa-

Corporate responsibility

tive, and together with the Group Representative, they form a committee that oversees the implementation of UBS’s environmental policy. This committee also provides guidance to the different business groups in their implementation of “UBS’s Statement on Human Rights”. It is chaired by the Group Chief Credit Officer and is supported by coordinators and functional units across the business groups.

Corporate responsibility: training and raising awareness

It is important that employees are aware of UBS’s corporate responsibility efforts and processes. Apart from the general information published on the firm’s intranet and website, in 2007, UBS directly provided nearly 3,000 employees in all businesses with information on the approach taken by the firm towards corporate responsibility through a range of training and awareness-raising activities. They extended from short presentations, in particular at new employee induction events, to longer presentations and workshops. In Global Wealth Management & Business Banking, for example, a module on ethics, corporate and personal responsibility forms part of the business group’s management training program.
Training is also integral to the more specialized areas of environmental management and anti-money laundering (AML). AML and compliance staff have to complete mandatory training every two years, and all new joiners go through an AML and compliance induction training. In 2007, 6,000 employees participated in training on environmental issues.

Contributing to society – preventing money laundering, corruption and terrorist financing

Extensive and constant efforts to prevent money laundering, corruption and terrorist financing are important contributions to society. The integrity of the financial system is the responsibility of all those involved in it. UBS takes its duties extremely seriously – in protecting both the overall financial system and its own operations. The threats posed by money laundering and terrorism are real, and everyone has a role in contributing to the fight against them as effectively as possible.
UBS’s Group Money Laundering Prevention Unit leads its efforts to fight money laundering, corruption and the financing of terrorism. Its key task is to help employees to recognize and then manage and report suspicious activities – in a way that neither treats all clients as criminals nor unduly hinders normal business. While doing so, the firm also remains completely committed to the respect and protection of its clients’ privacy, a cornerstone of the firm’s philosophy.
The best way to achieve such goals is through a spirit of partnership across the firm – between those who manage client relationships and the risk managers and controllers who support them. Employees should be focused on really getting to know clients, understanding their needs – and then asking questions when things do not make sense. To assist employees in their “know your customer” (KYC) skills and the identification of new trends in suspicious behavior, employees undertake regular training courses, both in the form of on-line training and seminars.
To prevent money laundering, UBS takes a risk-oriented approach that is tailored to its different business lines and their particular risks and exposures. This includes establishing consistent criteria by which a business relationship should be judged “higher-risk” from an AML perspective. UBS also utilizes advanced technology to assist the firm in the identification of transaction patterns or unusual dealings.

A particular focus in the last few years has been on enhancing UBS’s controls around dealings with regimes and countries with heightened risks. This included establishing and implementing an approach where UBS decided to exit commercial and client business dealings with a limited number of countries – reflecting increasing international concern and a commitment by UBS to actively managing its global security risk, notwithstanding that its legacy involvement was in any event very small. Countries involved included Iran, Myanmar, North Korea and Sudan.
In 2007, UBS continued to work with the public sector to better define how and in what areas financial institutions can contribute to the wider efforts of society against money laundering. In particular, as regulators continue to shift from the traditional “rule-based” approach to AML regulation to “principle-based” regulation (including the so-called “risk-based” approach), the firm actively contributed to the Financial Action Task Force’s (FATF) development of their “Guidance on the Risk-Based Approach to Combating Money Laundering and Terrorist Financing”. The “risk-based” approach requires UBS to continue to reassess its own policies and procedures, focusing on the firm’s particular risks, and continually develop its own risk-based models, something that UBS did throughout 2007. Where possible, UBS seeks to streamline and increase consistency between business groups in their AML / KYC policies and procedures using consistent methodologies and tools (for example, the creation of a consistent country risk framework for identifying sensitive countries).
UBS remains strongly committed to promoting the development and implementation of AML standards for the financial industry as a whole. As an example of this, UBS was one of the driving forces behind the launch of the Wolfsberg Group, which issued its first global AML principles in 2000. In subsequent years, UBS has contributed substantially to other guidances, including on corruption; correspondent banking; mutual funds and investment and commercial banking. Most recently, during 2007, UBS has played an active role in the work undertaken by the Wolfsberg Group and the Clearing House Association to develop and issue a statement endorsing measures to enhance the transparency of international wire transfers to promote the effectiveness of global AML and anti-terrorist financing programs.

Community investment

In addition to the economic impact generated through its business activities, UBS, together with its employees, seeks to have a positive influence on the social and environmental well-being of local communities in which it is active. The firm does this through its well established community affairs program.
This program encompasses activities such as direct cash donations to selected organizations, employee volunteering, matched-giving schemes, in-kind donations, disaster relief efforts, and / or partnerships with community groups, educational institutions and cultural organizations. Dedicated teams around the world work closely with staff at all levels to build partnerships with organizations in the communities, focusing on the key themes of “Empowerment through education” and “Building a stronger community”.
Overall, in 2007, UBS and its affiliated foundations donated more than CHF 46 million to support charitable causes. UBS employees, through their donations and volunteer efforts, make further significant contributions to the communities they live in. Last year, almost 8,000 employees spent over 80,000 hours volunteering. UBS supports their commitment by matching their donations and offering, depending on location, up to two working days a year for volunteering efforts.
UBS has also established a number of foundations and associations that donate money to worthy causes in Switzerland. The association “A Helping Hand from UBS Employees” assists disabled and disadvantaged people to lead active, independent lives. UBS encourages this employee involvement by matching the funds raised in 2007. The UBS Cultural Foundation fosters creativity, appreciation of different forms of art, and contact between artists and society. The foundation financially supports fine arts, film, literature, music, preservation of historic buildings, archaeological projects and studies in history and philosophy in Switzerland. In similar fashion, the purpose of the UBS Foundation for Social Issues and Education is to support deprived communities in Switzerland in various forms. Non-profit, charitable organizations, projects and initiatives aiming at improving social welfare receive monetary assistance from these funds.

Client foundation

Besides the engagement of the firm and its employees, UBS also provides its clients with the opportunity to contribute to charitable causes. The UBS Optimus Foundation invests donations from UBS clients into a number of programs and organizations, focusing on the key themes of children and medical and biological research. The projects involve close collaboration with respected partner organizations and are selected by a team of specialists within the foundation, who also closely monitor their implementation. The costs of managing and administering the UBS Optimus Foundation are borne by UBS, so that the full contribution from the firm’s clients reaches the projects. In 2007, UBS Optimus Foundation spent almost CHF 11 million supporting 55 projects in Africa, Asia Pacific, Europe and North and South America.

Corporate responsibility

Examples of UBS’s 2007 global community affairs activities

In the Asia Pacific region, UBS supports the Child Welfare and Holistic Organization for Rural Development (CHORD) in Hyderabad, India. The organization provides a bridge education program and emotional support to child workers, helping them to return to normal schooling. As part of a “buddy” program, UBS employees assist the children with their schoolwork, and act as mentors, guiding them in their development and their efforts to return to school. Over the past year, the UBS India Service Centre (ISC) has organized a “Fun Day” for 420 CHORD children, a “Teachers’ Day” at the CHORD school as well as a field visit to the ISC itself, giving many students their first look inside a large corporation. One of the students at the CHORD school said: ”I was working in a shop previously. I have seen many customers and many faces. But no one ever bothered about me and my feelings. After I joined CHORD school I had the privilege of interacting with UBS. They bring smiles back on our sad faces.” In the UK, UBS is working in partnership with two other City firms to support the regeneration of Shoreditch. Situated in East London, Shoreditch is one of the most deprived areas in the UK with 82% of its population living in social housing and more than 30% of school leavers unable to find a job. Working directly with government and non-profit social regeneration agencies, the corporate collaboration known as Project Shoreditch focuses on matching the skills, expertise and enthusiasm of UBS employees to the needs of Shoreditch organizations. Since the project’s inception in April 2005, over 1,500 UBS volunteers have supported a wide variety of Shoreditch-based community groups, charities and schools, through team challenges, business planning, mentoring, training, web design, workplace visits, the provision of employment advice and fundraising. Volunteers provide direct support for Shoreditch-based organizations while also assisting with the regeneration of the area. In 2007, Project Shoreditch was awarded the “Positive Impact on London” Award from Business in the Community. In Switzerland, a notable volunteering project is the support of business training for students called “Fit for business”. The training is aimed at young people aged 14 to 16. UBS employees conduct the training sessions and support students with career guidance, help them write job applications and give them advice in managing their own money. UBS makes direct donations to charitable projects such as Swiss mountain aid, an organization that tries to stop the significant population outflows from poor mountainous areas in Switzerland by financing projects and businesses that help alpine communities achieve or maintain sustainable rates of economic subsistence. In addition, UBS helps Swisscontact, a Swiss foundation for technical cooperation, to give young girls and boys in Benin, Africa, training in various professions including carpentry, tailoring and hairdressing. The youths participating in the program learn how to read and write and are informed about important health issues they face, including AIDS and how to prevent it. In the Americas, the wealth management business launched a new philanthropic focus “Education as a Pathway to a Better Future”, concen-

trating its charitable activities in the US on improving the education of students in kindergarten, elementary and high school in low-income areas. In conjunction with the new focus, a national volunteer initiative, called “Building Brighter Futures”, was launched in October 2007 with the goal of cultivating community, school and civic collaboration to help paint, garden and liven up schools and organizations related to education. During the month, over 2,100 UBS employees, family and friends volunteered in over 90 projects across the country. The Investment Bank launched a pilot education program in conjunction with Earthwatch International, a non- profit organization that engages people worldwide in scientific field research and education to promote the understanding and action necessary for a sustainable environment. Six UBS employees were selected as Earthwatch Fellows together with three public school teachers to participate in climate change expeditions in the northern reaches of Canada and on the coast of central Mexico. After the eight-day expeditions, the Fellows returned to share their experiences with colleagues and students from Medill Elementary school in Chicago, Illinois, the Hart Magnet School in Stamford, Connecticut; and the Manhattan Center for Science and Math in New York City. In 2008, the program will be expanded to include other UBS business areas in the Americas as employees work with their local schools to increase awareness of global environmental issues.
è	For more information on UBS’s community affairs program, see www.ubs.com/corporateresponsibility

UBS and the environment

UBS’s commitment to the environment is underpinned by a global environmental management system certified under the ISO 14001 standard since 1999. The system covers both banking activities and in-house operations and was successfully re-certified in 2005 by the firm’s auditor, SGS.

The firm remains committed to integrating environmental considerations into all its business activities. Its environmental policy is based on five principles:
–	seeking to consider environmental risks in all UBS businesses, especially in lending, investment banking, advisory and research, and its own investments;
–	seeking to pursue opportunities in the financial market for environmentally friendly products and services, such as socially responsible investments;
–	seeking ways to reduce UBS’s direct environmental impact on air, soil and water from in-house operations, with a primary focus on reducing greenhouse gas emissions. UBS will also seek to assess the environmental impact of its suppliers’ products and services;
–	ensuring efficient implementation of UBS’s policy through a global environmental management system certified according to ISO 14001
–	the international environmental management standard; and
–	integrating environmental considerations into internal communications and training.

Environmental performance indicators

Every year, UBS provides a detailed description of its environmental performance using key performance indicators (KPIs), which allow for annual comparisons. They are based on in-

dustry standards such as the Global Reporting Initiative (GRI), the Greenhouse Gas Protocol and ISO 14064. The management indicators below provide an overview of the firm’s environmental management system.

Environmental market opportunities

UBS has strong expertise in incorporating environmental and social aspects into its research and advisory activities. A socially responsible investments (SRI) team was established in Global Asset Management as early as 1996. Socially responsible investments are sustainable investments that take ecological and social criteria into account alongside classical financial analysis. Today, SRI teams operate in all business groups and regions, allowing UBS to produce original SRI research and to offer a broad range of SRI investment products. Furthermore, the Investment Bank actively pursues related market opportunities, for example by trading emissions on behalf of clients, or by arranging finance and providing advisory services to re-

Environmental management indicators

		For the year ended			% change from
Full-time equivalent, except where indicated	GRI[1]	31.12.07	31.12.06	31.12.05	31.12.06

Financial businesses personnel[2]		83,560	78,140	69,569	7

In specialized environmental units[3]		38	30	25	28

Environmental awareness raising

Employees trained	F5	5,090	2,489	2,251	104

Training time (hours)	F5	2,133	1,498	1,214	42

Specialized environmental training

Employees trained	F5	976	977	1,010	0

Training time (hours)	F5	1,420	1,758	2,066	(19)

External environmental audits[4]

Employees audited	F6	37	30	147	23

Auditing time (days)	F6	8	6	17	40

Internal environmental audits[5]

Employees audited	F6	121	154	216	(21)

Auditing time (days)	F6	38	44	39	(15)

1 Global Reporting Initiative (see also www.globalreporting.org). F stands for the Environmental Performance Indicators defined in the GRI Financial Services Sector Supplement.    2 All employment figures represent the state as of 31 December 2007.   3 2007: 32 UBS and six external employees (FTE).   4 Audits carried out by SGS Société Générale de Surveillance SA. Surveillance audits took place in 2006 and 2007. The more comprehensive Re-Certification Audit was done in 2005.   5 Audits / reviews carried out by specialized environmental units. The implementation of environmental risk policies is also audited by Group Internal Audit.

Corporate responsibility

newable energy companies. Finally, Global Wealth Management & Business Banking has decided to integrate SRI into the UBS Client Experience framework by adapting relevant client profiling tools, adding new proprietary and selected third-party products to its SRI offering and enhancing internal platforms that provide information and sales documentation. These measures should help client advisors identify, understand and meet client demand for SRI products more effectively. After a successful pilot in Switzerland in 2007, which contributed to the overall increase of SRI invested assets, this approach will also be rolled out to the other regions.

Investment products and advisory

UBS’s asset management business is rapidly expanding its offering in the area of SRI to respond to growing demand from a number of markets. In 2007, for example, UBS launched SRI products in Japan and Taiwan. The SRI offering is diversified and includes products managed according to “best-in-class” practice and theme-based approaches. “Best-in-class” is an active equity management approach based on stock selection of companies that generate above-average environmental, social and economic performance and offer significant growth potential. The “best-in-class” offering includes a Global fund, a European fund, a Japanese fund and a Taiwanese fund. The theme-based approach focuses investment around particular issues and themes such as energy, water and demographics. Products offered include a Global Innovators fund and segmented Climate Change, Water and Demographics strategies.
Additionally, the Global Asset Management offering comprises customized client portfolios in the form of segregated mandates / institutional accounts based on “negative” screening, which is the exclusion or avoidance of certain stocks or sectors from the portfolio based on their perceived negative social or environmental impact by the client. UBS’s global platform and investment research enable the firm to offer such tailor-made solutions to meet its client needs.
In the UK, the asset management business seeks to influ-
ence the corporate responsibility and corporate governance practices of the companies it invests in.
UBS also offers structured products that take into account environmental and social topics, such as the UBS Climate Change Strategy Certificate and UBS Water Strategy Certificate.
In the Investment Bank, the UBS Global Warming Index, the UBS Greenhouse Index and other index-linked products have been introduced to clients. The SRI Equity Sales team provides stock broking and account management services to alternative energy and SRI fund managers.
UBS’s open architecture also allows clients to invest in SRI products from third-party providers.

Investment Bank: sell-side research

In 2004, the Investment Bank created an SRI team of sell-side analysts (sell-side analysts write recommendations and reports for professional investors) in its equity research area. Among other things, these sell-side analysts research areas of increasing or diminishing risk. Many SRI issues cannot easily be quantified, but, where possible, the team leverages UBS standard models, such as the Value Creation Analysis Model, to analyze the potential effects of social and environmental issues on companies’ share prices. Identifying the material SRI issues presents challenges as, essentially, three things help determine which environmental and social issues are critical: what society sees as important; the nature of the competitive pressures facing firms in an industry; and how costs and benefits are (or will be) distributed between stakeholders.
Since the team was established, client interest in some aspects of SRI – most notably climate change – has grown, and so has research coverage. The SRI team regularly collaborates with analysts in sector teams to write about emerging SRI themes, and relevant research content is regularly published by a growing number of specialists within the mainstream research effort. An SRI page is available to UBS’s institutional clients on UBS’s Research Web. This brings together publications of the SRI team, as well as relevant sector reports from other teams.

Socially responsible investments invested assets

		For the year ended			% change from
CHF billion, except where indicated	GRI[1]	31.12.07	31.12.06	31.12.05	31.12.06

UBS		3,189	2,989	2,652	7

UBS socially responsible investments (SRI) products and mandates

Positive criteria	F9	5.42	1.84	1.05	194

Exclusion criteria	F9	32.06	16.17	10.73	98

Third-party	F9	1.38	N/A	0.61	N/A

Total SRI invested assets	F9	38.86	18.01	12.39	116

Proportion of total invested assets (%)[2]		1.22%	0.60%	0.47%

1 Global Reporting Initiative (see also www.globalreporting.org). F stands for the Environmental Performance Indicators defined in the GRI Financial Services Sector Supplement.   2 Total socially responsible investments / UBS’s invested assets.

Positive criteria: applies to the active selection of companies, focusing on how a company’s strategies, processes and products impact its financial success, the environment and society. This includes “best-in-class” or thematic investments.

Exclusion criteria: companies or sectors are excluded based on environmental, social or ethical criteria. For example, companies involved in weapons, tobacco, gambling, or with high negative environmental impacts.

Third-party: UBS’s open product platform gives clients access to SRI products from third-party providers. This includes both positive and exclusion critieria.

Global Asset Management: buy-side research

In the asset management business, an SRI buy-side (internal proprietary research) team was established in Switzerland in 1996 and has expanded to the US and Singapore. The team carries out in-depth, theme-based research in the areas of climate change, water and demographics. It also leverages the asset management business’s research platform of more than 100 analysts to construct all of its SRI portfolios. The internal research is complemented by specialized rating agencies. An academic board of experts also provides strategic support.

Global Wealth Management & Business Banking: secondary research

The secondary research team in UBS’s wealth management business helps private investors navigate large volumes of global financial data. It monitors and interprets research information on most traded asset classes. The team established an SRI competence center in 2007 in order to provide sound advice to clients. It publishes in-depth studies of emerging socio-economic and environmental trends such as climate change by assessing their potential impact on investment markets.
Financing and advisory services
UBS’s renewable energy investment banking business arranges financing and provides strategic and financial advisory services for companies in the biofuels, solar, wind, wave and other renewable energy sectors. Since 2006, UBS has led over 20 financing transactions, raising over USD 5 billion for renewable energy companies worldwide and winning a top-five ranking two years in a row (including the prestigious “Top Underwriter” award in 2006) from New Energy Finance, a specialist provider of financial information and analysis to investors in clean energy. UBS provides advice on a number of high-profile strategic combinations including the merger between US BioEnergy Corporation and VeraSun Energy Corporation, the largest transaction of its type in the history of the biofuel sector.
UBS is also a founding financial partner in the Clinton Foundation’s Climate Initiative (CCI), Energy Building Retrofit Program. The program, which includes five other major financial institutions, four of the world’s largest energy service companies and 15 large cities, is designed to reduce energy consumption in existing buildings. Under the program, participat-

Engaging investors in climate change issues

As a leading wealth and asset manager, UBS wants to help investors evaluate risks and opportunities presented by climate change in their investments. To do so, the firm produces relevant research and raises investors’ awareness by hosting dedicated conferences and seminars. It also seeks to increase the availability of data by collaborating in the Carbon Disclosure Project.
At the end of January 2007, the research team in the wealth management business published a report examining the scientific, technological and economic effects of climate change. Its authors argued that climate change will have far-reaching implications for the global economy and the worldwide investment climate and concluded that measures to combat global warming will increasingly influence people’s behavior, the risk profiles of certain industries and prospects for investment. The analysis suggests that products and processes that improve energy efficiency, as well as the development of renewable or low-CO2 energy sources, have great potential to slow climate change. In the Investment Bank, over 60 analysts were involved in collaborative work on climate change in 2007. The utilities team wrote on the link between CO2 and the share price of utilities since 2004. This team also now writes on and forecasts the CO2 price traded on carbon exchanges. Elsewhere, sector teams cover photovoltaics, wind and other alternatives, as well as energy efficiency.
In addition to producing research on the effects of climate change on certain companies and sectors, UBS regularly invites institutional investors and other clients to attend conferences focusing on these topics. In 2007 alone, UBS hosted eight conferences and seminars featuring distinguished speakers on climate change related topics in London, Tokyo, Hong Kong, Amsterdam, Stockholm, Paris and New York. For example, the UBS Global Alternative Energy Conference in New York City is one of the largest of its kind and represents an opportunity to meet investors and executives from leading companies in the sector.
UBS is a founding member of the Carbon Disclosure Project. In collaboration with other institutional investors, it seeks information from the world’s largest companies concerning the business risks and opportunities presented by climate change and greenhouse gas emissions data. In 2007, unlike in previous years, responding companies appear to have moved beyond awareness and have implemented carbon strategies: 76% of respondents disclosed existing greenhouse gas emissions reduction efforts with targets and timelines. This marks a significant shift from 48% in 2006.

Corporate responsibility

ing city governments and local building owners will retrofit buildings for increased energy efficiency. Participating cities include London, Paris, New York, Mexico City and Tokyo, among others. UBS has committed expertise and other resources to create financial structures capable of delivering capital effectively to public and private projects in this program.

Carbon trading

UBS is an active participant in emissions trading markets and is a member of the Intercontinental Exchange (ICE), an electronic marketplace for energy and emissions trading in conjunction with the European Climate Exchange (ECX). In “cap and trade” emissions markets, such as the EU Emissions Trading Scheme, companies are issued with permits that limit, or cap, their emissions. Companies who are able to reduce their emissions at low cost have the ability to sell their unused permits to other companies requiring them, thereby creating an emissions allowances market and ensuring that emission reductions are achieved in a cost-effective manner. Through the use of carbon financial instruments UBS is able to help clients manage their exposure to the emissions markets.

Environmental risk management

For UBS, it is important to identify, manage and control environmental risks in its business transactions. An example of such a risk is when a counterparty’s cash flow or assets are impaired by environmental factors such as inefficient production processes, or polluted or contaminated property. Another is liability risk, such as when a bank takes over environmentally unsound collateral onto its own books.

UBS has a long track record in managing environmental risks: an environmental credit assessment procedure was introduced for Swiss corporate clients as early as 1994, and the Investment Bank’s first environmental guideline was issued in 1999. Since then, UBS has constantly sought to adapt and refine its environmental risk framework.
The general approach to managing environmental risks is derived from the methodology of the ISO 14001 standard: the first step is to assess and rate the potential for material environmental risks arising in the various products and services offered by the bank. The result of this analysis is reviewed every year and currently shows that the potential for material risk is greater within the context of lending and capital markets practices for commercial lending, investment banking and direct infrastructure investments. In a second step, for each product and client segment rated with high potential risk, UBS designs environmental procedures and tools that are adapted to their specific risk profile and integrated into existing processes, such as due diligence on transactions or investments and ongoing risk management.

Global Wealth Management & Business Banking

Environmental risks are assessed in a three-stage process in the Global Wealth Management & Business Banking business group. The client advisor carries out a first screening, covering financial risks linked to environmental aspects such as compliance with environmental legislation, work-place safety, contaminated sites and natural hazards. If the risks cannot be fully ruled out during the first screening, a credit officer initiates a second screening and decides whether the risks identified are transparent enough for the credit decision to be taken. Transactions entailing significant environmental risk undergo a third step, a detailed environmental assessment – a service provided by the business group’s environmental risk competence center. In 2007, 36 such detailed assessments took place. If a transaction poses substantial environmental risks, the bank can take several courses of action. It can adapt the terms of the loan contract, it may engage the client in a dialog about possible remedial action, or it may decline the transaction altogether.

Investment Bank

The Global Environmental Risk Guidelines apply to all transactions, services and activities within the Investment Bank. This requirement is supported by an Environmental Risk Framework that is integrated into the Investment Bank’s due diligence and approval processes. Investment Bank staff identify potential environmental risks in the initial due diligence phase and alert the Investment Bank’s Environmental Risk Group (ERG) of significant potential risks. Assessments by lawyers and / or external consultants are routinely sought for certain sectors and products. The ERG works with the relevant business and control functions to assess the risks, determine any mitigating measures and direct further due diligence, as required, so that the relevant senior business committee may fully consider the potential environmental risk in the course of its review of the transaction and / or client. The ERG reinforces this requirement with training and awareness raising activities. In 2007, the ERG provided sector-specific training on the Environmental Risk Framework to 500 bankers and support functions and high-level training to a further 600 employees and advised on environmental issues in 108 transactions.

Global Asset Management

The formal environmental risk matrix introduced in 2004 within Global Asset Management, which assesses the reputation and environmental risks that investments on behalf of its clients might imply, is reviewed annually for applicability and comprehensiveness. It forms part of the environmental management system employed within the business group.

Environmental and CO2 footprints

The firm directly impacts the environment in a number of ways. Its businesses consume electricity, employees travel for business purposes, they use paper and generate waste in the course of their work, and offices require heating and cooling systems. Improving the use of these resources can boost operating margins and enhance environmental performance and, therefore, UBS has a series of measures that manage its environmental impact efficiently.

UBS has a long track record for managing its environmental impact and CO2 footprint, with the first energy unit having been established in the 1970s.

CO2 strategy and emission reduction

The Group Executive Board decided in February 2006 to set a group-wide CO2 emission reduction target of 40% below 2004 levels by 2012. UBS seeks to achieve this target by implementing:
–	in-house energy efficiency measures that reduce energy consumption in buildings it operates in;
–	increasing the proportion of renewable energy to avoid emissions at source; and
–	offsetting and neutralizing emissions that cannot be reduced by other means.
These measures allowed UBS to reduce its CO2 emissions by 22% compared with 2004, an important step toward achieving the 40% reduction target by 2012.

Energy consumption and energy efficiency

Energy represents an important environmental impact area for UBS and is a major contributor to its overall greenhouse gas emissions. Energy efficiency measures are therefore an important component of UBS’s program for achievement of the Group-wide CO2 emission reduction target. Measures include investments in energy-efficient technology and encouraging good housekeeping measures. In 2007, UBS was awarded the “Energy Model Zurich” trophy for the firm’s achievements in improving its energy efficiency in Switzerland by 17% since 1997. The firm’s newly renovated offices in Stamford, Connecticut, were awarded the Silver Standard by the US Green Building Council’s Leadership in Energy and Environmental Design (LEED). The building incorporates many energy optimizing features, such as light harvesting where sensors detect levels of sunshine, and the building automatically adjusts interior lighting depending on the level of exterior light. Going forward, UBS has adopted a technical standard supporting worldwide oversight of measures taken to improve energy efficiency in fields such as building operation, replacement investments and rehabilitations.

Renewable energy

In addition to its energy efficiency programs, UBS seeks to improve the energy mix it purchases towards a higher proportion of renewable energy. The percentage of renewable energy and district heating purchase rose from 24% in 2004 to 45% in 2007.
In 2007, UBS signed a new agreement (roughly 210 GWh per year) under which 90% of the electricity supply for its buildings in Switzerland now comes from renewable sources, such as water and solar power stations. In addition, UBS purchases Renewable Energy Credits (RECs) in the US electricity markets, which accounted for 10% of its electricity consumption in the US in 2007.

Environmental indicators per full-time employee (FTE)

	Unit	2007	Trend	2006	2005

Total direct and intermediate energy	kWh / FTE	11,942	î	12,736	12,925

Total indirect energy	kWh / FTE	20,391	ê	23,974	26,024

Total business travel	Pkm / FTE	12,685	è	12,544	10,659

Total paper consumption	kg / FTE	190	è	188	197

Total waste	kg / FTE	299	è	303	325

Total water consumption	m3 / FTE	26.7	è	26.0	26.0

Total environmental footprint	kWh / FTE	32,530	ê	38,148	41,129

CO2 footprint	t / FTE	3.43	ê	3.93	5.24

Legend: kWh = kilowatt hour; Pkm = person kilometer; kg = kilogram; m3 = cubic meter; t = ton

Corporate responsibility

Both these initiatives are a continuation of the renewable energy purchasing that began in 2000 in Switzerland and 2003 in London and represent an improvement on the previous contracts in terms of the increased volume derived from renewable sources.

Business travel and offsetting

Business travel is a significant contributor to UBS’s greenhouse gas emissions. While the firm encourages its employees to use environmentally friendly alternatives to air and road travel, for example video conferences, travel is essential for a global financial services firm that strongly believes in personalized client relationships. Therefore, since 2006, UBS has decided to offset emissions from business related air travel, i.e. over 110,000 tons of CO2, representing about a quarter of its total CO2 emissions. Offsetting means that UBS indirectly neutralizes its business air travel emissions by investing in third-party projects that reduce an equivalent amount of greenhouse gas emissions. For 2007, UBS selected projects in Brazil, India, China and Germany, on the basis of their adherence to international quality standards and of their additional environmental and social benefits.

Paper and waste

UBS has agreed on new firm-wide targets for paper and waste. This includes the goal of reducing paper consumption per employee by 5% by 2009 when compared with 2006 levels. UBS also wants to have 20% of the paper it uses come from recycled sources. Across Europe, UBS has now switched to a 100% recycled paper for all internal printing. At the same time, the firm will be seeking to improve its environmental footprint by reducing waste (for example, plastic bottles or packaging) per employee by 10% and by sending 70% of waste to recycling sites.
è	More detailed information on UBS’s environmental management system is available at www.ubs.com/ environment

Environmental indicators[1]		2007[2]				2006[2]		2005[2]
		Absolute				Absolute		Absolute
	GRI[3]	normalized[4]		Data quality[5]	Trend[6]	normalized[4]		normalized[4]

Total direct and intermediate energy consumption[7]		981 GWh		***	è	951 GWh		918 GWh

Total direct energy consumption[8]	EN3	130 GWh		**	î	154 GWh		169 GWh

natural gas		83.3%		**	è	85.5%		86.0%

heating oil		12.1%		***	è	11.8%		11.0%

fuels (petrol, diesel, gas)		4.6%		***	é	2.7%		3.0%

renewable energy (solar power, etc.)		0.03%		***	ì	0.03%		0.02%

Total intermediate energy purchased[9]	EN4	851 GWh		***	ì	797 GWh		749 GWh

electricity from gas-fired power stations		12.3%		**	è	13.2%		14.3%

electricity from oil-fired power stations		4.2%		***	è	4.5%		4.3%

electricity from coal-fired power stations		18.6%		**	î	21.7%		22.9%

electricity from nuclear power stations		13.6%		**	ê	20.5%		29.9%

electricity from hydroelectric power stations		25.5%		***	é	21.4%		12.1%

electricity from other renewable resources		22.0%		***	é	12.7%		11.1%

district heating		3.8%		***	ê	6.0%		5.4%

Total indirect energy consumption[10]	EN4	1,674 GWh		***	î	1,790 GWh		1,849 GWh

Total business travel	EN29	1,042 m Pkm		***	é	936 m Pkm		757 m Pkm

rail travel[11]		3.3%		**	î	4.1%		3.7%

road travel[11]		0.5%		**	ê	0.6%		0.7%

air travel		96.2%		***	è	95.3%		95.6%

Number of flights (segments)		446,274		***	é	402,629		358,992

Total paper consumption	EN1	15,593 t		***	é	14,013 t		14,020 t

post-consumer recycled	EN2	10.5%		***	é	6.2%		7.1%

new fibers FSC[12]		10.7%		***	é	0.0%		0.0%

new fibers ECF + TCF[12]		78.6%		***	ê	93.8%		92.9%

new fibers chlorine bleached		0.2%		**	é	0.0%		0.0%

Total waste	EN22	24,589 t		***	ì	22,631 t		23,073 t

valuable materials separated and recycled		56.3%		***	è	58.2%		64.8%

incinerated		15.8%		***	é	12.7%		9.3%

landfilled		27.9%		**	è	29.1%		25.9%

Total water consumption	EN8	2.19 m m	[3]	**	ì	1.94 m m	[3]	1.84 m m	[3]

Total environmental footprint[13]		2,671 GWh		**	è	2,848 GWh		2,922 GWh

Total CO2 footprint[14]		281,705 t		***	è	293,169 t		372,184 t

Total direct CO2 (GHG scope 1)[15]	EN16	26,701 t		***	ê	31,519 t		34,556 t

Total indirect CO2 (GHG scope 2)[15]	EN16	218,681 t		**	è	230,015 t		225,854 t

Total other indirect CO2 (GHG scope 3)[15]	EN17	149,323 t		***	é	132,635 t		111,773 t

Total CO2e offsets (business air travel)[16]		113,000 t		***	é	101,000 t		–

Legend: GWh = gigawatt hour; Pkm = person kilometer; t = ton; m3 = cubic meter; m = million

1 All figures are based on the level of knowledge as of January 2008.   2 Reporting period: 2007 (1 July 2006–30 June 2007), 2006 (1 July 2005–30 June 2006), 2005 (1 July 2004–30 June 2005).   3 Global Reporting Initiative (see also www.globalreporting.org). EN stands for the Environmental Performance Indicators as defined in the GRI.   4 Non-significant discrepancies from 100% are possible due to roundings.   5 Specifies the estimated reliability of the aggregated data and corresponds approximately to the following uncertainty (confidence level 95%): up to 5% – ***, up to 15% – **, up to 30% – *. Uncertainty is the likely difference between a reported value and a real value.   6 Trend: at a *** / ** / * data quality, the respective trend is stable (è) if the variance equals 5 / 10 / 15%, low decreasing / increasing (î,ì) if it equals 10 / 20 / 30% and decreasing / increasing if the variance is bigger than 10 / 20 / 30% (ê,é).   7 Refers to energy consumed within the operational boundaries of UBS.   8 Refers to primary energy purchased which is consumed within the operational boundaries of UBS (oil, gas, fuels).   9 Refers to energy purchased that is produced by converting primary energy and consumed within the operational boundaries of UBS (electricity and district heating).   10 Refers to primary energy, which is consumed to produce the electricity and district heating consumed by UBS.   11 Rail and road travel: Switzerland only.   12 Paper produced from new fibers. FSC stands for Forest Stewardship Council, ECF for Elementary Chlorine Free and TCF for Totally Chlorine Free.   13 Shows the environmental impact (through emissions, use of resources, waste) by a process including all relevant upstream and downstream processes. The environmental footprint is approximated using the equivalent of non-renewable energy consumed.   14 CO2 footprint equals total CO2 emissions (GHG scope 1, 2 and 3) minus CO2e offsets.   15 Refers to ISO 14064 and the “GHG (greenhouse gas) protocol initiative” (www.ghgprotocol.org), the international standards for CO2 reporting: direct CO2 (Scope 1) accounts for direct CO2 emissions by UBS; indirect CO2 (Scope 2) accounts for indirect CO2 emissions associated with the generation of imported / purchased electricity, heat or steam; other indirect CO2 (Scope 3) accounts for indirect CO2 emissions associated with business travel, paper consumption and waste disposal.   16 Offsets from third-party GHG reduction projects measured in CO2 equivalents (CO2e). These offsets neutralize CO2 emission from our business air travel.

Verification by SGS Société Générale de Surveillance SA

“We have verified the correctness of the statements in the 2007 Environmental Report of UBS AG and, where necessary, have requested that proof be presented. We hereby confirm that the report has been prepared with the necessary care, that its contents are correct with regard to environmental performance, that it describes the essential aspects of the environmental management system at UBS AG and that it reflects the actual practices and procedures at UBS AG.

We have also conducted a third party verification of the CO2 emissions in the years 2004 to 2007 against the principles of ISO 14064-I (2006). In our opinion, the reported CO2 emissions are fair, accurate, transparent and free from material errors or misstatements and meet the materiality threshold.”

Elvira Bieri, Dr Erhard Hug and Dr Jochen Gross, Zurich, February 2008

Corporate responsibility

Corporate responsibility in UBS guidelines and policies

The importance UBS attaches to responsible corporate behavior is reflected in the various documents and policies defining the rules and principles the firm applies to the behavior of its employees. These guidelines define the way UBS does business and the firm regularly monitors compliance.

UBS’s vision and values state that the firm is a member of the global community and should behave as a responsible corporate citizen. The firm and its employees should conduct themselves in a manner that is above reproach, as preserving UBS’s integrity is vital to its most valuable asset – its reputation.
The firm has a code of business conduct and ethics, which sets forth the policies and practices UBS expects all its employees to follow. The code outlines the required standards of fairness, honesty and integrity in a general manner. It is the basis for all UBS policies.

Employment of staff

UBS provides equal employment and advancement opportunities for all its employees, regardless of gender, ethnicity, race, nationality, age, disability, sexual orientation or religion.

Whistleblowing protection

A whistleblowing policy allows employees to report any breach of law, regulations or codes of ethics to a senior manager without fear of retaliation.

Conflicts of interest

UBS is committed to ensuring fair treatment of all its stakeholders, while recognizing that conflicts of interest cannot always be avoided. The firm has therefore established guiding principles outlining its approach to properly identifying and managing conflicts of interest. In addition, various other policies address situations in which a conflict of interest might potentially arise, such as personal account dealing, or the providing and receiving of gifts. UBS’s Investment Bank also has specific conflict of interest policies for its research activities.

Anti-money laundering and bribery of public officials

UBS is committed to fighting money laundering, corruption and terrorist finance. To do that, the firm has a number of policies in place, an effective risk management framework and a dedicated money laundering prevention unit. UBS aims to prevent bribery of public officials by requiring the pre-approval of any transfer of value by UBS or any employee to a public official.

Memberships and donations

A policy is in place to govern the handling and uniform treatment of memberships and donations by UBS globally. It specifies that donations are goodwill payments made to organizations whose activities serve (among others) non-profit, charitable, cultural and educational purposes.

Information security

UBS adheres to the highest standards of information security. It meets legal and regulatory requirements related to information security, satisfying the obligations it has to clients, employees and shareholders.

Environmental management

UBS is committed to integrating environmental considerations into all its business activities.

Human rights

The “UBS Statement on Human Rights” sets out the firm’s approach to promote and respect human rights standards within its sphere of influence.

UBS’s businesses

Global Wealth Management & Business Banking

–	Leading global provider of financial services for wealthy clients
–	Top bank for individual and corporate clients in Switzerland
–	Record profitability and net new money inflows in 2007

Business description

Global Wealth Management & Business Banking comprises the following business units, which are reported separately:

Wealth Management International & Switzerland provides a comprehensive range of products and services, individually tailored for wealthy and affluent clients around the world (except domestic US clients), via its extensive global branch network and through financial intermediaries. An open product platform gives clients access to a wide array of pre-screened, top-quality products from third-party providers that complement UBS’s own lines

Wealth Management US offers sophisticated products and services specifically designed to address the needs of emerging affluent, affluent, high net worth and ultra-high net worth domestic US clients

Business Banking Switzerland offers high-quality, standardized products to the retail market for individual and small company clients, as well as more complex products and advisory services for larger corporate and institutional clients and financial institutions in Switzerland

Performance in 2007
Wealth Management International & Switzerland
–	Record net new money intake of CHF 125.1 billion (CHF 97.6 billion in 2006) leading to an all-time high in invested assets of CHF 1,294 billion (up 14% from 2006)
–	Record pre-tax profit of CHF 6,306 million (up 21% compared with 2006)
–	Cost / income ratio improved for the fifth consecutive year to 50.9%
Wealth Management US
–	23% year-on-year increase in performance before tax to CHF 718 million despite weakening of the US dollar. Record recurring income and lower general and administrative expenses
–	Strong net new money intake of CHF 26.6 billion (CHF 15.7 billion in 2006). Invested assets increased to CHF 840 billion reflecting rising markets, net new money intake and the first-time inclusion of McDonald Investments

Business Banking Switzerland
–	Record performance before tax of CHF 2,460 million (CHF 2,356 million in 2006), mainly due to income growth
–	Continued high level of efficiency with cost / income ratio of 57.3%

Business group / business unit reporting

	Wealth Management						Global Wealth Management
CHF million, except where indicated	International & Switzerland		Wealth Management US		Business Banking Switzerland		& Business Banking
As of or for the year ended	31.12.07	31.12.06	31.12.07	31.12.06	31.12.07	31.12.06	31.12.07	31.12.06

Total operating income	12,866	10,798	6,659	5,863	5,489	5,270	25,014	21,931

Total operating expenses	6,560	5,595	5,941	5,281	3,029	2,914	15,530	13,790

Business group / business unit performance before tax	6,306	5,203	718	582	2,460	2,356	9,484	8,141

Additional information

Net new money (CHF billion)	125.1	97.6	26.6	15.7	4.6	1.2	156.3	114.5

Invested assets (CHF billion)	1,294	1,138	840	824	164	161	2,298	2,123

Personnel (full-time equivalents)	15,811	13,564	19,347	18,557	15,932	15,913	51,090	48,034

UBS’s businesses

Global Wealth Management & Business Banking

Global Wealth Management & Business Banking

Global Wealth Management & Business Banking is the leading global provider of financial services for wealthy clients and the top bank for individual and corporate clients in Switzerland.

Business group reporting

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.07	31.12.06	31.12.05	31.12.06

Income	24,841	21,775	19,131	14

Adjusted expected credit loss[1]	173	156	107	11

Total operating income	25,014	21,931	19,238	14

Cash components	10,535	9,043	8,252	16

Share-based components[2]	357	306	237	17

Total personnel expenses	10,892	9,349	8,489	17

General and administrative expenses	3,141	3,028	2,845	4

Services (to) / from other business units	1,171	1,118	960	5

Depreciation of property and equipment	241	232	226	4

Amortization of intangible assets	85	63	56	35

Total operating expenses	15,530	13,790	12,576	13

Business Group performance before tax	9,484	8,141	6,662	16

Key performance indicators

Cost / income ratio (%)[3]	62.5	63.3	65.7

Capital return and BIS data

Return on allocated regulatory capital (%)[4]	41.9	39.3	34.7

BIS risk-weighted assets	169,650	155,158	147,348	9

Goodwill and excess intangible assets[5]	5,828	5,978	5,407	(3)

Allocated regulatory capital[6]	22,793	21,494	20,142	6

Additional information

Invested assets (CHF billion)	2,298	2,123	1,887	8

Net new money (CHF billion)[7]	156.3	114.5	98.5

Client assets (CHF billion)	3,554	3,337	2,895	7

Personnel (full-time equivalents)	51,090	48,034	44,612	6

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see Note 2 in Financial Statements 2007).   2 Additionally includes related social security contributions and expenses related to alternative investment awards.   3 Operating expenses / income.   4 Business group performance before tax / average allocated regulatory capital.   5 Goodwill and intangible assets in excess of 4% of BIS Tier 1 capital.   6 10% of BIS risk-weighted assets plus goodwill and excess intangible assets.   7 Excludes interest and dividend income.

Business

The global branch network delivers comprehensive financial services to wealthy private individuals around the world and to private and corporate clients in Switzerland. Global Wealth Management & Business Banking provides all its clients with the advice, financial products and tools that fit their individual needs.

Organizational structure

On 1 July 2005, the business group called Global Wealth Management & Business Banking was formed to encompass UBS’s global wealth management businesses, along with the Swiss corporate and retail banking unit. On this date, UBS also transferred the municipal finance unit, until then a part of the Wealth Management US unit, to the Investment Bank’s fixed income area.

Global Wealth Management & Business Banking is managed in a fully integrated way along its main geographic markets, although financial results are reported for the following business units separately:
–	Wealth Management International & Switzerland, serving wealthy and affluent clients around the world, except domestic clients in the US;
–	Wealth Management US, serving wealthy and affluent domestic US clients; and
–	Business Banking Switzerland, serving retail and corporate clients in Switzerland.
Businesses focusing on client needs can only fully exploit their potential if they are provided with a reliable and efficient infrastructure. Support areas within Global Wealth Management & Business Banking provide products and services to these three business units as well as to other UBS business groups, which are charged accordingly via a transfer pricing mechanism.
At the end of 2007, as a result of the strong growth of UBS’s international wealth management business, Global Wealth Management & Business Banking broadened its regional management structure. The new regional business areas are now Asia Pacific; Western Europe, Mediterranean, Middle East & Africa; North, East & Central Europe; Switzerland; and Wealth Management Americas. This development will accelerate decision-making processes and help the business group better focus on local client needs worldwide.

89

Wealth Management International & Switzerland

–	One of the leading wealth managers worldwide

–	2007 was a record year in terms of profitability, net new money intake and invested assets

–	Global reach, with 5,774 client advisors in 110 offices in Switzerland and 93 offices worldwide

–	Further business expansion through successful growth initiatives in Asia Pacific and the European onshore business

91

UBS’s businesses
Global Wealth Management & Business Banking

Wealth Management International & Switzerland
Business description

With more than 140 years of experience, an extensive global network and CHF 1,294 billion in invested assets on 31 December 2007, the 5,774 client advisors of this wealth management business deliver high-quality, individually tailored solutions to clients worldwide.

Business

The Wealth Management International & Switzerland business unit provides a comprehensive range of products and services, individually tailored for wealthy clients around the world, via its global branch network and through financial intermediaries.

Client advisors combine strong personal relationships with the resources that are available from across UBS, helping them to provide a full range of wealth management services – from asset management to estate planning and from corporate finance advice to art banking. An open product platform gives clients access to a wide array of pre-screened, top-quality products from third-party providers that complement UBS’s own lines.

Organizational structure

The Wealth Management International & Switzerland business unit comprises the following management areas:
–	Asia Pacific;
–	Western Europe, Mediterranean, Middle East & Africa;
–	North, East & Central Europe;
–	The Americas; and
–	Switzerland.

Competitors

Major competitors for the business unit comprise all globally active wealth managers, such as the wealth management operations of Credit Suisse, HSBC and Citigroup. Wealth Management International & Switzerland also competes with private banks that operate mainly within their respective domestic markets, such as Julius Baer and Pictet in Switzerland, Coutts in the UK, Deutsche Bank and Sal. Oppenheim in Germany and Unicredito in Italy and Swiss banks focused on international clients (such as Julius Baer and Pictet in Switzerland).

Clients and markets

Wealth management is a market with strong long-term growth prospects. According to an internal UBS estimate, the global growth rate of liquid assets held by wealthy individuals is expected to grow by 5.7% annually between 2006 and 2010.

The wealth management market is very fragmented, and UBS’s global market share, including the US wealth management business, is estimated at 3.5% (UBS internal estimate).
A clearly structured advisory process helps client advisors add value at each step and provides clients with a comprehensive service. The approach consists of four clear, mutually enhancing steps, which are shown in the UBS Client Experience graph on the bottom of this page.
Wealth Management International & Switzerland offers sophisticated products and services specifically designed to address the needs of:
–	core affluent clients with investable assets of CHF 250,000 to CHF 2 million (international clients only);

–	high net worth clients with investable assets of CHF 5 million;
–	private wealth management clients with investable assets of up to CHF 5 million to CHF 50 million; and
–	ultra-high net worth clients with investable assets of more than CHF 50 million.
The business unit also provides financial intermediaries, both inside and outside Switzerland, with UBS’s wealth management solutions, products and services.

Growth initiatives

Wealth management in Asia Pacific
One of the main challenges for the wealth management business in the next few years will be to enhance its already strong business footprint in the Asia Pacific region. The region is very heterogeneous and, taken together, accounts for more than half the world’s population, while contributing a quarter of total global gross domestic product (GDP).

The wealth management business has a presence in six domestic Asia Pacific markets (Australia, China, Japan, Hong Kong, Singapore and Taiwan) and plans to gradually expand its network of branches and offices into further high-potential locations. By cooperating with the other UBS business groups in the region, it is possible to realize mutually beneficial opportunities leveraging a wide array of products and services, as well as share infrastructure, to deliver significant revenue synergies as well as cost savings.
In 2007, wealth management offices were opened in Nagoya (Japan) and Brisbane (Australia). In addition, UBS also received regulatory approval to convert the non-business offices in Taichung and Kaohsiung (both in Taiwan) to full branches.

UBS’s businesses
Global Wealth Management & Business Banking

     Given the strong demand for wealth management services in the region, UBS opened a regional training center for employees located in Singapore in 2007. It is the first institution to be accredited by the Financial Industry Competency Standards (FICS) as a financial training and assessment service provider in wealth management. Clients will also be able to take courses at the facility. UBS considers that its growth in Asia Pacific depends on much more than just hiring client advisors – the training and retaining of them is critical.

European on-shore business
The European wealth management business was launched in early 2001 and is aimed at wealthy clients in the five target countries of France, Germany, Italy, Spain and the UK. Over the past seven years, the number of European domestic branches (now 56) has more than trebled, while invested assets have risen to CHF 167 billion from CHF 16 billion in 2001, corresponding to an annual growth rate of 48%. Much of the rise in invested assets was due to the CHF 93 billion in net new money taken in during the past six years. The European wealth management business currently has a total of 1,056 client advisors, up from 177 advisors at the beginning of 2001. After having successfully established a European physical presence and made the business profit-able, the European wealth management business has been profitable every quarter since first quarter 2006 and now forms an integral part of the business.

Products and services

Clients of Wealth Management International & Switzerland can count on the expertise of 4,000 professionals worldwide dedicated to developing wealth management solutions. In 2007, a new products and services consultancy group was formed to support client advisors in providing optimum solutions and capabilities to clients.

This ensures its private clients have access to what Wealth Management International & Switzerland judges to be high-quality investments, sourcing internally when the requisite expertise is considered to be available within UBS and otherwise screening the market for the best products. By aggregating private investment flows into institutional-size flows, the business unit is in a position to offer its private clients access to investments that would otherwise only be available to institutional clients.
Both discretionary and non-discretionary mandates are offered. Clients that opt for a discretionary mandate delegate the management of their assets, including investment decisions, to a team of professional portfolio managers who work according to an agreed investment strategy.
Clients that prefer to be actively involved in the management of their assets can choose a non-discretionary mandate, where investment professionals provide analysis and monitoring of portfolios, together with tailor-made proposals to support investment decisions. In both cases, relative return programs that aim to outperform benchmarks are offered. For discretionary mandates, the business unit also offers absolute return programs that focus on preserving capital while still participating in market upturns. At the end of 2007, around 21% of assets invested with Wealth Management International & Switzerland were discretionary.

Wealth Management International & Switzerland’s product and service offering covers the wide-ranging banking needs of its clients. Clients can trade in a full range of financial instruments – from single securities, such as equities and bonds, to structured products and alternative investments. The assets private clients have invested in alternative investment and structured products have grown from CHF 81 billion in 2004 to CHF 238 billion in 2007. The business unit also fulfills the basic banking needs of private clients with a wide variety of products, ranging from cash accounts and savings accounts to credit cards, mortgages and securities-backed lending.
The business unit’s offering includes expert financial advice to support clients throughout the different stages of their lives. Wealth planning advice is also given on topics such as the funding of education, the giving of gifts to children, art banking and the planning of tax, inheritance and succession, trusts and foundations. Corporate finance advice is offered to support clients in the process of acquiring or disposing of corporate assets.

Distribution

The extensive wealth management branch network comprises 5,774 client advisors, 110 offices in Switzerland and 93 offices worldwide.

UBS’s businesses
Global Wealth Management & Business Banking

Business performance

Business unit reporting

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.07	31.12.06	31.12.05	31.12.06

Income	12,893	10,827	9,024	19

Adjusted expected credit loss[1]	(27)	(29)	(13)	(7)

Total operating income	12,866	10,798	9,011	19

Cash components	3,704	2,999	2,491	24

Share-based components[2]	147	138	88	7

Total personnel expenses	3,851	3,137	2,579	23

General and administrative expenses	1,064	885	804	20

Services (to) / from other business units	1,531	1,479	1,371	4

Depreciation of property and equipment	95	84	89	13

Amortization of intangible assets	19	10	7	90

Total operating expenses	6,560	5,595	4,850	17

Business unit performance before tax	6,306	5,203	4,161	21

Key performance indicators

Invested assets (CHF billion)	1,294	1,138	982	14

Net new money (CHF billion)[3]	125.1	97.6	68.2

Gross margin on invested assets (bps)[4]	103	103	102	0

Cost / income ratio (%)[5]	50.9	51.7	53.7

Cost / income ratio excluding the European wealth management business (%)[5]	46.7	47.5	47.7

Client advisors (full-time equivalents)	5,774	4,742	4,154	22

Client advisor productivity

Revenues per advisor (CHF thousand)[6]	2,424	2,441	2,272	(1)

Net new money per advisor (CHF thousand)[7]	23,516	22,008	17,173	7

Invested assets per advisor (CHF thousand)[8]	234,504	236,879	222,474	(1)

International clients

Income	9,739	7,907	6,476	23

Invested assets (CHF billion)	1,013	862	729	18

Net new money (CHF billion)[3]	115.6	90.8	64.2

Gross margin on invested assets (bps)[4]	101	101	100	0

European wealth management (part of international clients)

Income	1,220	1,010	722	21

Invested assets (CHF billion)	167	144	114	16

Net new money (CHF billion)[3]	18.4	18.2	21.8

Client advisors (full-time equivalents)	1,056	870	803	21

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see Note 2 in Financial Statements 2007).   2 Additionally includes related social security contributions and expenses related to alternative investment awards.   3 Excludes interest and dividend income.   4 Income / average invested assets.   5 Operating expenses / income.   6 Income / average number of client advisors.   7 Net new money / average number of client advisors.   8 Average invested assets / average number of client advisors.

Business unit reporting (continued)

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.07	31.12.06	31.12.05	31.12.06

Swiss clients

Income	3,154	2,920	2,548	8

Invested assets (CHF billion)	281	276	253	2

Net new money (CHF billion)[1]	9.5	6.8	4.0

Gross margin on invested assets (bps)[2]	111	110	109	1

Capital return and BIS data

Return on allocated regulatory capital (%)[3]	80.7	81.2	78.9

BIS risk-weighted assets	63,125	51,485	43,369	23

Goodwill and excess intangible assets[4]	1,761	1,740	1,566	1

Allocated regulatory capital[5]	8,074	6,889	5,903	17

Additional information

Recurring income[6]	9,617	8,143	6,635	18

Client assets (CHF billion)	1,651	1,436	1,235	15

Personnel (full-time equivalents)	15,811	13,564	11,555	17

1 Excludes interest and dividend income.   2 Income / average invested assets.   3 Business unit performance before tax / average allocated regulatory capital.   4 Goodwill and intangible assets in excess of 4% of BIS Tier 1 capital.   5 10% of BIS risk-weighted assets plus goodwill and excess intangible assets.   6 Interest, asset-based revenues for portfolio management and account-based, distribution and advisory fees.

Components of operating income

Wealth Management International & Switzerland derives its operating income principally from:
–	fees for financial planning and wealth management services;
–	fees for investment management services;
–	transaction-related fees; and
–	interest income from client loans.

These revenues are based on the market value of invested assets, the level of transaction-related activity and the size of the loan book. As a result, operating income is affected by factors such as fluctuations in invested assets, changes in market conditions, investment performance, inflows and outflows of client funds and investor activity levels.

UBS’s businesses
Global Wealth Management & Business Banking

2007

Key performance indicators

In 2007, net new money was a record CHF 125.1 billion, compared with CHF 97.6 billion in 2006, representing an annual growth rate of 11% of the underlying invested asset base at end-2006. This outstanding result reflected increases in all geographical regions throughout the year, particularly in Asia Pacific and Americas, both a result of the growth strategy.

Invested assets, at CHF 1,294 billion on 31 December 2007, were up 14% from CHF 1,138 billion a year earlier, mainly reflecting the strong inflow of net new money and rising financial markets. This increase was partially offset by negative currency effects. The 7% fall of the US dollar against the Swiss franc contributed to this decrease – approximately 36% of invested assets were denominated in US dollars at the end of 2007.

The gross margin on invested assets was 103 basis points in 2007, unchanged from a year earlier, as the increase in non-recurring margin following a sustained level of client activity was partly offset by a lower recurring margin. Overall, recurring income made up 77 basis points of the margin in 2007, down from 78 basis points in 2006. Non-recurring income comprised 26 basis points of the margin in 2007, up 1 basis point from 2006.

The cost / income ratio improved to 50.9% in 2007 from 51.7% a year earlier. The cost / income ratio has improved for the fifth consecutive year despite the rise in costs in pursuit of the global expansion strategy. This improvement reflects the strong rise in income due to a higher asset base and higher volumes in lombard lending, which more than offset the increase in personnel expenses (mainly headcount increase and performance-related compensation) and general and administrative expenses.

Excluding the European wealth management business, the 2007 cost / income ratio fell to 46.7% from 47.5% a year earlier.

European wealth management

The European wealth management business continued to make good progress. In 2007, net new money intake into the domestic European network totaled CHF 18.4 billion, up

1% from the 2006 inflow of CHF 18.2 billion, reflecting an annual net new money growth rate of 13% of the underlying asset base at year-end 2006. The strongest inflows were in Germany, the UK and Italy.

UBS will no longer disclose the key performance indicators of its European wealth management business from first quarter 2008 onwards. This is due to the fact that the original European wealth management initiative, which was launched in 2001, has become a regular, integrated part of UBS’s businesses.

The level of invested assets was a record CHF 167 billion on 31 December 2007, a 16% increase compared with CHF 144 billion a year earlier. This reflected strong net new money inflows in all countries as well as positive market performance.

In 2007, income from the European wealth management business was CHF 1,220 million, up 21% from a year earlier, reflecting a growing asset and client base.

In 2007, the number of client advisors increased by 186 to 1,056. The increase in client advisors was mainly in Germany and the UK. The business unit remains committed to growing its presence in the European target markets and will continue to invest in qualified advisory staff.

Results

In 2007 pre-tax profit, at a record CHF 6,306 million, rose 21% compared with 2006. Total operating income was up 19% in 2007, reflecting a higher asset base and increased collateralized lending volumes and more client activity. Operating expenses, up 17% in 2007 from 2006, also rose as the business expanded.

Operating income
Total operating income in 2007 was CHF 12,866 million, up 19% from CHF 10,798 million a year earlier. This was the highest level ever, reflecting a rise in recurring as well as in non-recurring revenues. Recurring income increased 18% on rising asset-based fees, benefiting from strong net new money inflows. This was accentuated by higher interest income due to the expansion of lombard lending activities. Non-recurring income rose by 22% due to higher brokerage fees, reflecting high client activity levels.

Operating expenses
At CHF 6,560 million, operating expenses in 2007 were up 17% from CHF 5,595 million a year earlier, reflecting higher personnel expenses and general and administrative expenses as a result of ongoing business growth. Personnel expenses rose 23% to CHF 3,851 million in 2007 compared with CHF 3,137 million a year earlier, reflecting the increase in salaries due to business expansion and higher performance-related

UBS’s businesses
Global Wealth Management & Business Banking

compensation. Share-based expenses in 2007 increased due to higher share and option awards and the increased fair value of options. General and administrative expenses, at CHF 1,064 million, were up 20% in 2007 from CHF 885 million a year earlier due to increased expenses for travel and entertainment, premises and professional fees – all a consequence of continuous business expansion. Expenses for services from other business units, at CHF 1,531 million in 2007, were up 4% from CHF 1,479 million the previous year, mainly reflecting increased consumption. Depreciation was CHF 95 million in 2007, up 13% from CHF 84 million a year earlier because of continued business growth. Amortization of intangible assets was CHF 19 million, up CHF 9 million from 2006.

100

2006

Key performance indicators

In 2006, net new money totaled CHF 97.6 billion, compared with CHF 68.2 billion in 2005. This result reflected increases in all geographical regions throughout the year, particularly in Asia Pacific and Europe, both a result of the growth strategy.

Invested assets, at CHF 1,138 billion on 31 December 2006, were up 16% from CHF 982 billion in 2005, mainly reflecting the strong inflow of net new money and rising financial markets, with CHF 4.8 billion coming from new assets gained from acquisitions integrated in 2006. This increase was partially offset by negative currency effects. The 7% fall of the US dollar against the Swiss franc contributed to this decrease – approximately 36% of invested assets were denominated in US dollars at the end of 2006.
The gross margin on invested assets was 103 basis points in 2006, up one basis point from 102 basis points in 2005, mainly due to higher fee income and increased lombard lending. Overall, recurring income made up 78 basis points of the margin in 2006, up from 75 basis points in 2005. Non-recurring income comprised 25 basis points of the margin in 2006, down two basis points from 2005.
The cost/income ratio improved to 51.7% in 2006 from 53.7% a year earlier. This improvement reflected the strong rise in income due to a higher asset base and higher volumes in lombard lending, which more than offset the increase in personnel and higher general and administrative costs.
Excluding the European wealth management business, the 2006 cost/income ratio fell to 47.5% from 47.7% in 2005.

European wealth management

In 2006, the European wealth management business made good progress. With a good performance in the UK and Germany, the inflow of net new money totaled CHF 18.2 billion, down 17% from the 2005 intake of CHF 21.8 billion. The result reflected an annual net new money growth rate of 16% of the underlying asset base at year-end 2005.

The level of invested assets was a record CHF 144 billion on 31 December 2006, a 26% increase compared with CHF 114 billion in 2005. This reflected rising equity markets and new inflows across Europe.
In 2006, income from the European wealth management business was CHF 1,010 million, up 40% from 2005. This reflected a growing asset and client base.
In 2006, the number of client advisors increased by 67. The increase in client advisors was mainly in Italy and France.

Results

Wealth Management International & Switzerland’s 2006 pre-tax profit, at CHF 5,203 million, increased 25% compared with 2005. This increase reflected higher asset-based fees as well as rising interest income, a reflection of higher volumes in the lombard lending business. At the same time, the business unit’s expenses, up 15% in 2006 from 2005, reflected its ongoing growth strategy.

Operating income
Total operating income in 2006 was CHF 10,798 million, up 20% from CHF 9,011 million in 2005. Recurring income increased 23% on rising asset-based fees, benefiting from a buoyant market and net new money inflows. This was accentuated by higher interest income due to the expansion of margin lending activities. Non-recurring income rose due to higher brokerage fees, a reflection of high client activity levels. These positive effects were offset by the depreciation of the US dollar against the Swiss franc.

Operating expenses
At CHF 5,595 million, operating expenses in 2006 were up 15% from CHF 4,850 million in 2005. This reflected higher personnel expenses and general and administrative expenses, as well as the ongoing investment in growth initiatives. Personnel expenses rose 22% to CHF 3,137 million in 2006 compared with CHF 2,579 million in 2005, a reflection of the increase in salaries due to business expansion and higher performance-related compensation. General and administrative expenses, at CHF 885 million, were up 10% in 2006 from CHF 804 million in 2005 due to investments in physical and information technology infrastructure, as well as travel and entertainment and marketing costs – all a consequence of continuous business expansion. Expenses for services from other business units, at CHF 1,479 million in 2006, were up 8% from CHF 1,371 million in 2005. Depreciation was CHF 84 million in 2006, down 6% from CHF 89 million in 2005, because of lower charges for information technology equipment. Amortization of intangible assets was CHF 10 million, practically unchanged from CHF 7 million in 2005.

101

102

Wealth Management US

–	One of the leading wealth managers in the US with more than 8,200 financial advisors in over 480 branch and satellite office locations in the US and Puerto Rico

–	In 2007, the newly acquired McDonald Investments was successfully integrated

–	Financial indicators improved in 2007, e.g. profitability, net new money, cost/income ratio and invested assets

UBS’s businesses
Global Wealth Management & Business Banking

Wealth Management US
Business description

As one of the leading wealth managers in the US, the Wealth Management US unit provides a complete set of sophisticated wealth management services to private clients.

Business

Wealth Management US is one of the business units that make up Global Wealth Management & Business Banking. With CHF 840 billion in invested assets, its focus is on providing wealth management services to private clients. The business unit offers sophisticated products and services specifically designed to address the needs of the emerging affluent (less than USD 250,000 in investable assets), core affluent (USD 250,000 to USD 1 million in investable assets), high net worth (USD 1 million to USD 10 million in investable assets) and ultra-high net worth clients (more than USD 10 million in investable assets). More than 8,200 financial advisors in over 480 branch and satellite office locations in the US and Puerto Rico develop, build and maintain consultative relationships with clients.

Organizational structure

The business unit’s organizational structure comprises a national branch network in the US, consisting of financial advisors, branch office managers, market area managers, regional managers and administrative support staff. Most corporate and operational functions of the business unit are located in the home office in Weehawken, New Jersey.

2005
In July, Wealth Management US became part of Global Wealth Management & Business Banking, while the municipal finance unit was transferred to the Investment Bank.

2006
In June, the US-based bank branches of the Wealth Management International unit became part of Wealth Management US, giving clients the option of receiving services from both financial advisors and private bankers. The integration enhanced the Wealth Management US product offering while strengthening and broadening client services, enabling the business unit to further expand its market share within the ultra-high net worth segment. In August, Wealth Management US acquired the private client branch office network of Piper Jaffray. In December, a Delaware trust office was opened to offer clients the strategic benefits of establishing trusts in Delaware that may not be available in other states, including confidentiality, broad investment flexibility and potential tax advantages and asset protection.

2007
In February, the McDonald Investments’ private client branch network was acquired. Following that, in August, Wealth Management US announced it would reorganize and streamline its client-facing organization. The restructuring positioned resources closer to clients, enhancing their relationship with UBS and their financial advisors, ultimately driving business growth. The reorganization, which came into effect on 1 January 2008, reduced the number of US regions from 13 to eight. Regional managers oversee 45 market area managers, who form a new structural level locally, together with the managers of the business unit’s private wealth management offices and several larger, free-standing offices. Each market area manager supervises six to eight branch managers in addition to managing a home branch. With fewer direct reports, regional managers will be more effective in recruiting and leading their regions. Under the new structure, branch managers also have improved access to UBS’s infrastructure and tools.

Legal structure

In the US, the business unit operates through direct and indirect subsidiaries of UBS. Securities activities are conducted primarily through three registered broker-dealers – UBS Financial Services Inc., UBS Financial Services Inc. of Puerto Rico and UBS Services USA LLC. Wealth Management US’s banking services include Federal Deposit Insurance Corporation (FDIC) insured deposit accounts and enhanced collateralized lending services, which are conducted through UBS Bank USA, a federally regulated Utah Bank.

Competitors

Major competitors include Citigroup’s Smith Barney business and the wealth management and private client group businesses of Morgan Stanley, Merrill Lynch and Wachovia. In addition, Wealth Management US competes with domestic and global private banks, regional broker-dealers, independent broker-dealers, registered investment advisors, commercial banks, trust companies and other financial services firms offering wealth management services to US private clients.

Clients and strategy

UBS is one of the premier US wealth managers. The Wealth Management US unit aims to further increase its market share by improving the client experience and making use of the increased range of products and services available from its integration into Global Wealth Management & Business Banking. Growth will depend on a focused commitment to successfully recruiting, retaining and developing experienced and new financial advisors and providing them with the resources needed for increased asset growth.

Following the integration of Wealth Management US into the firm’s global wealth management business, the business unit has embarked on a long-term strategy that focuses on the delivery of a high-quality and consistent client experience. The strategy comprises a number of organic growth initiatives and infrastructure enhancements aimed at fundamentally improving the way financial advisors approach and service individual clients. These targeted investments leverage the global wealth management platform, bringing scale efficiencies. Wealth Management US will also evaluate any suitable acquisition opportunity that potentially complements its organic growth drive, provided that it meets stringent financial, strategic and cultural criteria.
Internally, asset-gathering efforts benefit from the established strategy of treating client feedback systematically and seriously. Extensive proprietary survey data sampled annually are used to create an index for every financial advisor. The index is the base by which each financial advisor gets specific feedback in terms of the four consultative steps of the “UBS Client Experience” – understanding the client’s needs, proposing solutions, agreeing and implementing them with the client and reviewing performance on a continuous basis. This helps to generate an accurate, overall picture of what clients think about the advice they receive.
Other strategic investments focus on further developing financial advisor expertise, enhancing internal infrastructure and upgrading technological capabilities. At the same time, there is a large-scale effort to collaborate more closely with UBS’s other businesses. With the help of the global wealth and asset management businesses, and by pursuing an open architecture framework, Wealth Management US has increased the number of solutions provided to its clients.
Wealth Management US is also expanding their ability to address the specific needs of ultra-high net worth clients. Following a successful launch of its private wealth management office in New York in July 2006, the business unit expanded to five other locations in 2007 – Stamford (Connecticut), Chicago (Illinois), Atlanta (Georgia), Los Angeles and

UBS’s businesses
Global Wealth Management & Business Banking

San Francisco (California) – dedicated to the specialized needs of clients and prospects with assets greater than USD 10 million. At these locations, areas of expertise include private planning, trust and estate planning, philanthropic services, concentrated stock management and tax optimization strategies.

Following from this success, the business unit is now establishing targeted segmentation for high net worth, core affluent and mass affluent clients. This will help improve the focus of the business unit’s approach and improve delivery of individually tailored services.

Products and services

Wealth Management US offers clients a full array of wealth management services that focus on the individual investment needs of each client. Comprehensive planning supports clients through the various stages of their lives, including retirement, education funding, charitable giving, tax management strategies, estate strategies, insurance, trusts and foundations. Advisors work closely with consultants who are subject matter experts in areas such as: wealth planning, asset allocation, retirement and annuities, alternative investments, structured products, banking and lending. The size of Wealth Management US enables its clients to gain access to investments that would otherwise be available only to institutions.

UBS clients have the option of transaction-based or asset-based pricing for their relationships. Clients who choose asset-based pricing have access to both discretionary and non-discretionary investment advisory programs. While non-discretionary advisory programs enable the client to maintain control over all transactions in the account, clients with discretionary advisory programs direct investment professionals to manage a portfolio on their behalf. Depending on the type of discretionary program, the client can give investment discretion to a qualified financial advisor, a team of UBS investment professionals or to a third-party investment manager. Separately, mutual fund advisory programs are also offered, where a financial advisor works with the client to create a diversified portfolio of mutual funds.

Transaction-based pricing offers access to a broad range of transaction products, including individual securities such as equities and fixed income instruments. To complement portfolio strategies, qualified clients may leverage the robust offerings in structured products and alternative investments. And, in response to high investor interest in hedge funds and funds-of-funds, Wealth Management US has further strengthened its ability to create, structure and manage a range of alternative investments for qualified high net worth individuals and institutions.
Products and services are designed to meet a wide variety of investment objectives including, but not limited to: capital appreciation, income generation, diversifying portfolio concentration and tax optimization. To address the full range of clients’ investment needs, Wealth Management US offers competitive lending and cash management services, including the Resource Management Account (RMA) product, credit cards, FDIC-insured deposits, securities-backed lending and mortgages. And, through Corporate Employee Financial Services, the business unit provides stock option and other related services to many of the largest US corporations and their executives.

Industry trends

Industry trends continue to support the development of Wealth Management US and its business. The demographic landscape is changing; the aging of the “baby boom” generation suggests an increased need for retirement and estate planning. The increasing concentration of wealth provides business opportunities with clients in the high-end segments. A shift towards the provision of comprehensive wealth management and financial planning services will increase the importance of fee-based accounts and continue to blur the line between banking and brokerage. Wealth Management US believes it is well positioned to exploit these market trends.

By 2015, there are expected to be more than 45 million US households with people between 51 and 70 years of age, compared with about 25 million households for the previous generation. These individuals will control nearly 60% of US net wealth (up from 51% today), according to the consultancy McKinsey & Co. To position UBS as the primary provider for their wealth management needs, it is imperative that Wealth Management US continues to perfect the “UBS Client Experience” and tailor it to meet their needs.
Historical patterns indicate that clients utilizing banking and brokerage services in their younger years tend to increasingly, as they age, select trusts as the preferred method for transferring assets. Perfecting the client experience will enhance the ability of Wealth Management US to deliver these services effectively, easily and comprehensively to wealthy clients in the US, helping to maintain its leading market position in the long-term.

UBS’s businesses
Global Wealth Management & Business Banking

Business performance

Business unit reporting
	As of or for the year ended			% change from
CHF million, except where indicated	31.12.07	31.12.06	31.12.05	31.12.06

Income	6,662	5,863	5,158	14

Adjusted expected credit loss[1]	(3)	0	(2)

Total operating income	6,659	5,863	5,156	14

Cash components	4,351	3,683	3,353	18

Share-based components[2]	155	117	107	32

Total personnel expenses	4,506	3,800	3,460	19

General and administrative expenses	976	1,073	1,047	(9)

Services (to) / from other business units	314	281	223	12

Depreciation of property and equipment	79	74	65	7

Amortization of intangible assets	66	53	49	25

Total operating expenses	5,941	5,281	4,844	12

Business unit performance before tax	718	582	312	23

Key performance indicators

Invested assets (CHF billion)	840	824	752	2

Net new money (CHF billion)[3]	26.6	15.7	26.9

Net new money including Interest and dividend income (CHF billion)[4]	51.5	37.9	45.2	36

Gross margin on invested assets (bps)[5]	77	76	75	1

Cost / income ratio (%)[6]	89.2	90.1	93.9

Recurring income[7]	4,173	3,488	2,834	20

Financial advisor productivity

Revenues per advisor (CHF thousand)[8]	828	776	690	7

Net new money per advisor (CHF thousand)[9]	3,305	2,077	3,597	59

Invested assets per advisor (CHF thousand)[10]	107,719	101,922	91,464	6

Capital return and BIS data

Return on allocated regulatory capital (%)[11]	11.8	10.2	5.8

BIS risk-weighted assets	18,735	18,308	18,928	2

Goodwill and excess intangible assets[12]	4,067	4,238	3,841	(4)

Allocated regulatory capital[13]	5,941	6,069	5,734	(2)

Additional information

Client assets (CHF billion)	917	909	826	1

Personnel (full-time equivalents)	19,347	18,557	17,034	4

Financial advisors (full-time equivalents)	8,248	7,880	7,520	5

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see Note 2 in Financial Statements 2007).   2 Additionally includes related social security contributions and expenses related to alternative investment awards.   3 Excludes interest and dividend income.   4 For purposes of comparison with US peers.   5 Income / average invested assets.   6 Operating expenses / income.   7 Interest, asset-based revenues for portfolio management and account-based, distribution and advisory fees.   8 Income (including net goodwill funding) / average number of financial advisors.   9 Net new money / average number of financial advisors.   10 Average invested assets / average number of financial advisors.   11 Business unit performance before tax / average allocated regulatory capital.   12 Goodwill and intangible assets in excess of 4% of BIS Tier 1 capital.   13 10% of BIS risk-weighted assets plus goodwill and excess intangible assets.

Components of operating income

Wealth Management US principally derives its operating income from:
–	fees for financial planning and wealth management services;
–	fees for investment management services;
–	transaction-related fees; and
–	interest income from client loans and deposits.

These revenues are based on the market value of invested assets, the level of transaction-related activity and the size of the loan book and deposits. As a result, operating income is affected by such factors as fluctuations in invested assets, changes in market conditions, investment performance, inflows and outflows of client funds and investor activity levels.

108

2007

Key performance indicators

The inflow of net new money in 2007 was CHF 26.6 billion, up from CHF 15.7 billion a year earlier, reflecting reduced out-flows from existing clients and the recruitment of experienced advisors. Including interest and dividends, net new money in 2007 was CHF 51.5 billion, up from CHF 37.9 billion in 2006.

In US dollar terms, net new money intake in 2007 totaled USD 21.8 billion, up from USD 12.6 billion the previous year. Including interest and dividends, net new money intake in 2007 totaled USD 42.2 billion, up from USD 30.3 billion the previous year.

     Wealth Management US had CHF 840 billion in invested assets on 31 December 2007, up 2% from CHF 824 billion on 31 December 2006. This was a result of rising markets over the year, net new money inflows and the first-time inclusion of former McDonald Investments assets. These increases were partly offset by the negative impact of currency translation. In US dollar terms, invested assets increased 10% compared with a year earlier.

The gross margin on invested assets was 77 basis points in 2007, up from 76 basis points in 2006. The increase is mainly a result of a higher recurring income margin, while the non-recurring margin decreased.

     The cost / income ratio was 89.2% for 2007, compared with 90.1% in 2006. The improvement in the cost / income ratio reflects higher operating income due to strong growth in recurring income, partially offset by a rise in expenses mainly reflecting higher personnel expenses in support of growth initiatives and the integration of the McDonald Investments private client branch network.

     In 2007, recurring income was a record CHF 4,173 million, up 20% from CHF 3,488 million a year earlier. Excluding the impact of currency fluctuations, recurring income was up 23% in 2007 from 2006. This increase mainly reflects higher levels of managed account fees on a year-end record level of invested assets, higher investment advisory fees and higher net interest income. Recurring income represented 63% of income in 2007, compared with 59% in 2006.

UBS’s businesses
Global Wealth Management & Business Banking

     Revenue per advisor increased in 2007 to CHF 828,000 from CHF 776,000 in 2006 as a higher average number of financial advisors was able to produce significantly higher recurring income than a year earlier. The number of financial advisors rose by 5% compared to 2006, increasing by 368 advisors to 8,248 at the end of 2007, while recurring income increased by 20%.

Results

In 2007, Wealth Management US reported a pre-tax profit of CHF 718 million, compared with CHF 582 million in 2006. Because this business unit is almost entirely conducted in US dollars, comparisons of results with prior periods are affected by the movements of the US dollar against the Swiss franc. In US dollar terms, performance in 2007 was up 26% from 2006. Performance in 2007 benefited from record levels of recurring income and lower general and administrative expenses. This was partly offset by higher personnel expenses.

Operating income
In 2007, total operating income was CHF 6,659 million, up 14% from CHF 5,863 million in 2006. Excluding currency effects, operating income increased by 16% from 2006. The increase in operating income reflects the record recurring income (driven by increased asset levels in managed account products) and increased transactional revenue.

Operating expenses
Total operating expenses rose 12% to CHF 5,941 million in 2007 from CHF 5,281 million in 2006. Excluding currency effects, operating expenses were 15% higher.

Personnel expenses increased by CHF 706 million or 19%, with higher salaries as well as share-based compensation. This reflects rising headcount due to organic growth and the McDonald Investments private client branch network inclusion. General and administrative expenses decreased 9% to CHF 976 million in 2007 from CHF 1,073 million in 2006. In US dollar terms, they fell 7%, primarily reflecting lower provisions compared with 2006. Services from other business units increased by 12% from CHF 281 million in 2006 to CHF 314 million in 2007. Depreciation was higher due to leasehold improvement. The amortization of intangibles was CHF 66 million in 2007, up 25% from CHF 53 million, mainly due to the acquisition of the McDonald Investments private client branch network and the full-year impact of the acquisition of the Piper Jaffray private client branch network.

110

2006

Key performance indicators

In 2006, inflows of net new money were CHF 15.7 billion, down 42% from CHF 26.9 billion in 2005, largely a result of 2006’s competitive recruiting environment of financial advisors. Including interest and dividends, net new money in 2006 was CHF 37.9 billion, down from CHF 45.2 billion a year earlier.
Invested assets were CHF 824 billion on 31 December 2006, up 10% from CHF 752 billion on 31 December 2005. The increase was due to the strong market performance in 2006 as well the inclusion of the private client branch network of Piper Jaffray in the third quarter, which added CHF 54 billion of invested assets on a net basis. In US dollar terms, invested assets were 18% higher on 31 December 2006 than they were on the same date in 2005.
The gross margin on invested assets was 76 basis points in 2006, up from 75 basis points in 2005.
The cost / income ratio was 90.1% for 2006, compared with 93.9% in 2005. The decrease in the cost / income ratio reflects higher operating income, partially offset by a rise in expenses mainly reflecting higher personnel expenses in support of growth initiatives and the integration of the Piper Jaffray private client branch network.
In 2006, recurring income was CHF 3,488 million, up 23% from CHF 2,834 million a year earlier. Excluding the impact of currency fluctuations, recurring income was also up 23% in 2006 from 2005. This increase mainly reflected higher levels of managed account fees on a record level of invested assets, higher investment advisory fees and higher net interest income.
Revenue per advisor increased in 2006 to CHF 776,000 from CHF 690,000 in 2005 as a slightly higher average number of financial advisors were able to produce significantly higher recurring income than a year earlier. The number of financial advisors rose by 5% compared with 2005, increasing by 360 advisors to 7,880 at the end of 2006. This was due to the Piper Jaffray private client group branch network acquisition in third quarter 2006.

Results

In 2006, Wealth Management US reported a pre-tax profit of CHF 582 million, compared with CHF 312 million in 2005. This increase reflected record levels of recurring income, and lower litigation provisions.

Operating income
In 2006, total operating income was CHF 5,863 million, up 14% compared with CHF 5,156 million in 2005. Excluding currency effects, operating income also increased 14% from 2005. The increase in operating income was primarily due to strong growth in recurring income based on higher levels of assets.

Operating expenses
Total operating expenses rose 9% to CHF 5,281 million in 2006 from CHF 4,844 million in 2005. Excluding currency effects, operating expenses were also 9% higher due to higher personnel costs and general and administrative expenses, both related to strategic growth initiatives in support of the business, the inclusion of the Piper Jaffray private client branch network and the New Jersey office provision that was made after the decision to sublet unused office space instead having it be occupied by Wealth Management US itself. This was offset by a lower impact of litigation provisions compared with 2005.

Personnel expenses rose by CHF 340 million or 10%, reflecting growing levels of personnel and increased financial advisor compensation related to higher compensable revenue. General and administrative expenses increased 2% to CHF 1,073 million in 2006 from CHF 1,047 million in 2005. In US dollar terms, they were also up 2%, reflecting higher occupancy and marketing expenses, partially offset by lower litigation provisions compared with 2005. Services from other business units increased by 26% to CHF 281 million in 2006. Depreciation was also higher due to leasehold improvements. The amortization of intangibles was CHF 53 million in 2006, up 8% from 2005, mainly due to the acquisition of the Piper Jaffray private client branch network.

111

Business Banking Switzerland

–	UBS is the leading bank in Switzerland with market share ranging between 20% to 35%

–	The business unit serves around 2.7 million individual clients in Switzerland through more than 3 million accounts, mortgages and other financial relationships

–	It services around 137,000 corporate clients, including institutional investors, public entities and foundations based in Switzerland

–	With a total loan book of CHF 145 billion by the end of 2007, UBS leads the Swiss lending and retail mortgage markets

UBS’s businesses
Global Wealth Management & Business Banking

Business Banking Switzerland
Business description

Business Banking Switzerland, UBS’s retail and commercial banking unit, is the market leader in Switzerland and provides a complete set of banking and securities services for individual and corporate clients.

Business

UBS is the leading bank in Switzerland. At the end of 2007, clients had CHF 164 billion in invested assets with us. With a total loan book of CHF 145 billion on 31 December 2007, UBS leads the Swiss lending and retail mortgage markets.

Business Banking Switzerland aims to provide clients with optimal levels of convenience and service. Together with its e-banking offering, customer service centers and 1,262 automated teller machines (ATMs) and 301 branches across Switzerland, the business unit provides a network that is larger than that of any of its domestic competitors.
One of the key objectives is to increase profitability by continuously improving efficiency and revenues through the consistent implementation of the business unit’s risk-adjusted pricing model. Business Banking Switzerland aims to create additional value by providing integrated financial solutions for its clients’ individual requirements.

Organizational structure

Business Banking Switzerland comprises the firm’s domestic branch network, for corporate and individual clients, and is organized into eight geographical regions.

Competitors

Business Banking Switzerland’s major competitors are banks active in the retail and corporate banking markets in Switzerland This group includes Credit Suisse, the country’s cantonal banks, Raiffeisen Bank, other regional or local Swiss banks and foreign bank branches in Switzerland.

Clients and products

Business Banking Switzerland offers high-quality, standardized products to the retail market for individual and small company clients, as well as more complex products and advisory services for larger corporate and institutional clients and financial institutions.

Individual clients

The business unit serves around 2.7 million individual clients in Switzerland through more than 3 million accounts, mortgages and other financial relationships. With its extensive
Swiss branch network, the business unit offers a wide range of products and services supported by a complete set of distribution channels (ATMs, phone services, e-banking). The range of products and services for individual clients includes a comprehensive selection of cash accounts, savings products, wealth management services, residential mortgages, pensions and life insurance.

Corporate clients

Business Banking Switzerland services around 137,000 corporate clients, including institutional investors, public entities and foundations based in Switzerland.
The corporate client base consists of around 200 major companies with operations spanning a broad range of markets and geographical regions. These clients require advanced financing and risk management skills and comprehensive access to the capital markets for funding needs.
Around 8,500 of the business units’ clients are large companies that utilize its expertise in handling complex financial transactions. Clients are provided with a wide range of financial advice from the selection and design of investment products, to assisting in complex mergers and acquisitions or providing structured financing. Client advisors often work in close cooperation with specialists from other parts of UBS to provide such solutions.
The remaining corporate clients (some 128,000) are small and medium-sized enterprises requiring local market expertise and access to the business units’ full range of products and services.
The business unit also provides substantial business process support to its clients, ranging from transactional payments and securities services to the facilitation of cross-border transactions with trade finance products.
Business Banking Switzerland’s global custody services offer institutional investors the opportunity to consolidate multiple-agent bank relationships into a single, cost-efficient global custodial relationship. This simplifies their processing and administration arrangements and allows them to take advantage of other services, such as flexible consolidated performance reporting and powerful portfolio management tools.
In 2007, assets under global custody for institutional clients grew to CHF 325 billion from CHF 300 billion a year earlier.

Financial institutions

Payments, securities and custodial services are also offered to more than 3,000 financial institutions worldwide. The business unit plays a leading role, together with the Investment Bank, in the firm’s “Bank for Banks” strategy. This strategy focuses on offering state-of-the-art services to other banks, allowing UBS to put more business through its infrastructure. Other banks, that lack UBS’s scale, can outsource their payment, security or custodial services in order to benefit from UBS’s scale efficiencies.

Business Banking Switzerland

Swiss market share

in %	31.12.06	31.12.07

Mortgages for individual clients	23	23

Savings for individuals	23	22

Credit card business	32	32

Source: Swiss National Bank

Distribution

The needs of private clients have changed in recent years. Today, they want the flexibility of being able to access their accounts using the full range of modern communication technology when it is convenient for them, without restrictions imposed by regular business hours.

To meet these needs, Business Banking Switzerland pursues an integrated, multi-channel strategy. The business unit uses technology to complement, rather than replace, the traditional physical branch network. Standard transactions can be conveniently executed using one of the electronic channels, enabling client advisors to focus on providing advice and developing financial solutions. For basic products and services, technology is used to ensure around-the-clock availability. Customer service centers exist in five locations and provide basic information and support 24 hours a day via telephone. Additionally, in 62 of the UBS branches in Switzerland, a two-zone concept has been implemented: standard transactions are executed via ATMs, while client advisors, sitting in an open plan desk area next to the automated tellers, focus on giving clients value-added advice. Customers make extensive use of e-banking channels. On 31 December 2007, around 600,000 clients had active e-banking contracts and almost 80% of all payment orders were made by electronic channels.

Total lending portfolio, gross

On 31 December 2007, Business Banking Switzerland’s total lending portfolio was CHF 145.5 billion, gross. Of the total, mortgages represented CHF 117 billion, of which 85% were residential mortgages. Continued discipline in implementing the risk-adjusted pricing model has resulted in a strengthened focus of origination efforts on higher quality exposures with an attractive risk / return relationship. Thanks to the introduction of this model, the risk pro-file of the business unit’s portfolio has clearly improved in recent years.
è	The “Credit risk” section of Risk, Treasury and Capital Management 2007 details the UBS credit portfolio

UBS’s businesses
Global Wealth Management & Business Banking

Recovery portfolio

Because there will always be a certain percentage of clients unable to meet their financial obligations, Business Banking Switzerland has a dedicated team of recovery specialists to help them pursue a possible economic recovery. This can be achieved through restructuring or, alternatively, by achieving the best possible value through liquidation of available collateral in order to limit the financial loss on the loan.
The recovery portfolio amounted to CHF 2.5 billion on 31 December 2007. Since the end of 1998, this portfolio has been cut by more than 90% thanks to successful recovery efforts. Over the same nine-year period, non-performing loans decreased from CHF 14.0 billion to CHF 1.4 billion, resulting in a ratio of non-performing loans to total lending portfolio of 1.0%.

Business performance

Business unit reporting

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.07	31.12.06	31.12.05	31.12.06

Interest income	3,470	3,339	3,317	4

Non-interest income	1,816	1,746	1,632	4

Income	5,286	5,085	4,949	4

Adjusted expected credit loss[1]	203	185	122	10

Total operating income	5,489	5,270	5,071	4

Cash components	2,480	2,361	2,408	5

Share-based components[2]	55	51	42	8

Total personnel expenses	2,535	2,412	2,450	5

General and administrative expenses	1,101	1,070	994	3

Services (to) / from other business units	(674)	(642)	(634)	(5)

Depreciation of property and equipment	67	74	72	(9)

Amortization of intangible assets	0	0	0

Total operating expenses	3,029	2,914	2,882	4

Business unit performance before tax	2,460	2,356	2,189	4

Key performance indicators

Invested assets (CHF billion)	164	161	153	2

Net new money (CHF billion)[3]	4.6	1.2	3.4

Cost / income ratio (%)[4]	57.3	57.3	58.2

Impaired lending portfolio as a % of total lending portfolio, gross	1.2	1.7	2.3

Capital return and BIS data

Return on allocated regulatory capital (%)[5]	28.2	27.5	25.6

BIS risk-weighted assets	87,790	85,365	85,051	3

Goodwill and excess intangible assets[6]	0	0	0

Allocated regulatory capital[7]	8,779	8,537	8,505	3

Additional information

Deferral (included in adjusted expected credit loss)[1]	489	512	485	(4)

Expected credit loss (included in adjusted expected credit loss)[1]	(286)	(327)	(363)	13

Client assets (CHF billion)	986	992	834	(1)

Personnel (full-time equivalents)	15,932	15,913	16,023	0

1 In management accounts, adjusted expected credit loss rather than credit loss expense or recovery is reported for the business groups (see Note 2 in Financial Statements 2007). The adjusted expected credit loss is the sum of expected credit loss and deferrals. The expected credit loss reflects expected average annual impairment costs. The deferral represents the difference between actual credit loss and expected credit loss, amortized over a three-year period.  2 Additionally includes related social security contributions and expenses related to alternative investment awards.  3 Excludes interest and dividend income.  4 Operating expenses / income.  5 Business unit performance before tax / average allocated regulatory capital.  6 Goodwill and intangible assets in excess of 4% of BIS Tier 1 Capital.  7 10% of BIS risk-weighted assets plus goodwill and excess intangible assets.

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

UBS’s businesses
Global Wealth Management & Business Banking

2007

Key performance indicators

Net new money was CHF 4.6 billion in 2007, CHF 3.4 billion higher than the inflow of CHF 1.2 billion in 2006. This was due to an increase in inflows from existing clients.

Invested assets rose to CHF 164 billion in 2007 from CHF 161 billion a year earlier, driven by positive market developments and net new money inflows. This was slightly offset by the transfer of assets to Wealth Management International & Switzerland. Over the course of 2007, UBS transferred CHF 9.2 billion in client assets from the Business Banking Switzerland business unit to the Wealth Management International & Switzerland business unit, reflecting the development of client relationships. In 2006, UBS transferred CHF 8.2 billion in client assets for the same reason.
In 2007 the cost / income ratio stood at 57.3%, unchanged from a year earlier.

Business Banking Switzerland’s gross lending portfolio was CHF 145.5 billion on 31 December 2007, up 1% from the previous year. This positive development was also reflect-

ed in the key credit quality ratio of the impaired lending portfolio, gross, to the total lending portfolio, gross, which was 1.2% compared to 1.7% in 2006.

The return on allocated regulatory capital was 28.2% for 2007, up 0.7 percentage points from 27.5% a year earlier. This reflects the increased profitability of the business unit, outpacing the increase in risk-weighted assets.

Results

Pre-tax profit in 2007 was a record CHF 2,460 million, CHF 104 million or 4% above the result achieved in 2006. This was mainly due to income growth. In 2007, interest income rose on higher volumes and margin for liabilities, while non-interest income rose due to higher asset-based and brokerage fees.

Operating income

Total operating income in 2007 was CHF 5,489 million, up from 2006’s level of CHF 5,270 million. Interest income increased by 4% to CHF 3,470 million in 2007 from CHF 3,339 million in 2006. The slight increase reflects the expansion of the business unit’s loan portfolio and the higher margins on liabilities. Non-interest income increased by CHF 70 million to CHF 1,816 million in 2007 from CHF 1,746 million in 2006, reflecting a higher asset base as well as higher trading income. Adjusted expected credit loss recoveries, at CHF 203 million in 2007, increased from recoveries of CHF 185 million in 2006. This positive result reflects the deferred benefit of the structural improvement in the loan portfolio in recent years.

Operating expenses

Operating expenses in 2007 were CHF 3,029 million, up 4% from CHF 2,914 million in 2006. Personnel expenses, at CHF 2,535 million, were up 5% from CHF 2,412 million in 2006 due to higher salary costs for the employee pension plan in Switzerland, related to its change from a defined benefit to a defined contribution plan under Swiss law. General and administrative expenses, at CHF 1,101 million in 2007, rose and were 3% higher than the CHF 1,070 million recorded in 2006. Net charges to other business units continued to rise to CHF 674 million in 2007 from CHF 642 million in 2006 because of higher consumption of services in other business units. Depreciation in 2007 decreased to CHF 67 million from CHF 74 million in 2006.

UBS’s businesses
Global Wealth Management & Business Banking

2006

Key performance indicators

Net new money was CHF 1.2 billion in 2006, CHF 2.2 billion lower than the inflow of CHF 3.4 billion in 2005.

Invested assets rose to CHF 161 billion in 2006 from CHF 153 billion in 2005, driven by positive market developments and net new money inflows. This was slightly offset by the transfer of assets to Wealth Management International & Switzerland. Over the course of 2006, UBS transferred CHF 8.2 billion in client assets from the Business Banking Switzerland business unit to the Wealth Management International & Switzerland business unit, a reflection of the development of client relationships.
The cost / income ratio stood at 57.3%, 0.9 percentage points lower than the 2005 ratio of 58.2%, as the rise in income outpaced the increase in expenses.
Business Banking Switzerland’s gross lending portfolio was CHF 143.4 billion on 31 December 2006, up 1% from the previous year. An increase in volumes of private client mortgages was partly offset by the ongoing reduction of the recovery portfolio, which fell to CHF 2.6 billion from CHF 3.3 billion in 2005. The impaired loan ratio was 1.7% compared to 2.3% in 2005.
The return on allocated regulatory capital was 27.5% for 2006, up 1.9 percentage points from 25.6% in 2005. This reflected the increased profitability of the business unit, which outpaced the increase in risk-weighted assets.

Results

Pre-tax profit in 2006 was CHF 2,356 million, CHF 167 million or 8% above the result achieved in 2005. This was mainly due to income growth. In 2006, non-interest income rose due to higher asset-based and brokerage fees. The result also showed the tight management of the cost base and an adjusted expected credit loss recovery of CHF 185 million. While personnel costs were at their lowest levels ever, general and administrative expenses increased, a reflection of the outsourcing of Edelweiss facility management.

Operating income

Total operating income in 2006 was CHF 5,270 million, up slightly from 2005’s level of CHF 5,071 million. Interest income increased by 1% to CHF 3,339 million in 2006 from CHF 3,317 million in 2005. The slight increase reflected the expansion of the loan portfolio of Business Banking Switzerland, as well as higher investment interest rates on its variable rate accounts, offset by lower revenues from its reduced recovery portfolio. Non-interest income increased by CHF 114 million to CHF 1,746 million in 2006, up from CHF 1,632 million in 2005. This reflected a higher asset base as well as valuation gains from equity participations and divestment proceeds. Adjusted expected credit loss recoveries, at CHF 185 million in 2006, increased from recoveries of CHF 122 million in 2005. This positive result reflected the deferred benefit of the structural improvement in the loan portfolio in recent years.

Operating expenses

Operating expenses in 2006 were CHF 2,914 million, up 1% from CHF 2,882 million in 2005. Personnel expenses, at CHF 2,412 million, were down 2% from CHF 2,450 million in 2006 due to lower salary costs, a reflection of the outsourcing of Edelweiss, partly offset by higher share-based expenses. General and administrative expenses, at CHF 1,070 million in 2006, rose and were 8% higher than the CHF 994 million recorded in 2005, mainly due to the outsourcing of Edelweiss facility management at the end of 2005. Net charges to other business units continued to rise to CHF 642 million in 2006 from CHF 634 million in 2005 because of lower charges-in for IT services. Depreciation in 2006 slightly increased to CHF 74 million from CHF 72 million in 2005 due to higher expenses for information technology equipment.

120

Global Asset Management

–	One of the world’s leading investment managers

–	Among the largest global institutional asset managers, the world’s largest hedge fund of funds manager, one of the largest mutual fund managers in Europe and the largest in Switzerland

–	2007 fell short of a record only because of closure costs for Dillon Read Capital Management

Business description

Two principal client segments:

Institutional includes: corporate and public pension plans; endowments, municipalities, charities and private foundations; insurance companies; governments and their central banks; and supranationals

Wholesale intermediary: financial intermediaries including Global Wealth Management & Business Banking and third-parties

Broad range of investment capabilities and services:

–	Traditional, alternative, real estate and infrastructure investment solutions

–	Over 500 investment funds, exchange-traded funds and others, plus service platform for hedge funds and other investment funds

Performance in 2007

–	Pre-tax profit of CHF 1,315 million, down 6% from a year earlier. The decrease reflects closure costs of CHF 384 million from Dillon Read Capital Management. This charge offset the positive impact of increased performance and management fees in all business areas coupled with the inclusion of acquisitions in Brazil and Korea

–	Total net new money outflow of almost CHF 16 billion due to outflows in primarily equity mandates in the institutional business, while the wholesale business had small net new money inflows

–	Past weak investment performance in some capabilities, notably core / value equities and fixed income, are at the root of this development, alongside the generally unsettled market environment. Over the last year, UBS has taken steps to address these issues by reorganizing its equities business. In addition, UBS has made changes to the management in these areas, focused on recruiting high performing candidates and added new investment capabilities

Business group reporting

	As of or for the year ended
CHF million, except where indicated	31.12.07	31.12.06

Institutional fees	2,370	1,803

Wholesale intermediary fees	1,724	1,417

Total operating income	4,094	3,220

Total operating expenses	2,779	1,828

Business group performance before tax	1,315	1,392

Additional information

Invested assets (CHF billion)	891	866

Net new money (CHF billion)	(15.7)	37.2

Personnel (full-time equivalents)	3,625	3,436

UBS’s businesses
Global Asset Management

Global Asset Management
Business description

Global Asset Management is one of the world’s leading investment managers, providing traditional, alternative, real estate and infrastructure investment solutions to private, institutional and corporate clients. The business group also provides services through financial intermediaries.

Business

Global Asset Management offers a wide range of investment capabilities across all major asset classes. This approach combines the expertise of investment professionals with sophisticated risk-management processes and systems, helping the business group provide clients with products and services that meet their needs.

Invested assets totaled CHF 891 billion on 31 December 2007, making Global Asset Management one of the largest global institutional asset managers and the largest hedge fund of funds manager in the world. The business group is also one of the largest mutual fund managers in Europe and the largest in Switzerland.

Clients and distribution

Global Asset Management’s integrated distribution model allows it to deliver an extensive range of investment capabilities to clients through offices in the Americas, Asia Pacific and Europe, Middle East & Africa.

Revenues and key performance indicators are reported according to two principal asset management client segments: institutional and wholesale intermediary clients.

Institutional

The institutional business has a diverse set of clients globally, including:
–	corporate and public pension plans;
–	endowments, municipalities, charities and private foundations;
–	insurance companies;
–	governments and their central banks; and
–	supranationals.
In markets where institutions usually employ investment consultants, such as the US and UK, Global Asset Management relies on developing and maintaining strong relationships with the major consultants that advise corporations and public pension plans. New business is also generated directly with clients.

Wholesale intermediary

The wholesale intermediary business offers over 500 investment funds, exchange-traded funds and other investment vehicles across all asset classes in a wide range of country, regional and industry sectors.
Investment funds are mainly distributed using financial intermediaries, including Global Wealth Management & Business Banking, and selected third parties.

Organizational structure

Global Asset Management employs over 3,600 personnel in 25 countries. The main offices are located in Basel, Chicago,

Frankfurt, Grand Cayman, Hartford, Hong Kong, London, Luxembourg, New York, Rio de Janeiro, Sydney, Tokyo, Toronto and Zurich.

Significant recent acquisitions and business transfers

In January 2005, Global Asset Management signed an agreement with Siemens in which UBS acquired a majority stake (51%) in the real estate funds business of Siemens Kapitalanlagegesellschaft mbH (SKAG). The transaction closed in April 2005 and the business is now part of Global Asset Management’s European real estate business.
In April 2005, the China Securities Regulatory Commission granted approval to UBS and the State Development Investment Corporation (SDIC) to form a joint venture fund management company. The new company was established in June 2005 and is known as UBS SDIC Fund Management Co. Ltd (UBS SDIC). It was formed as a result of UBS’s purchase of a 49% stake in Shenzhen-based China Dragon Fund Management Co. Ltd (China Dragon). The joint venture was the first to allow the new maximum 49% foreign partner holding in a Chinese fund management company. The first fund was successfully launched in April 2006.
In June 2005, UBS announced the formation of Dillon Read Capital Management (DRCM). The business was launched in June 2006, with principal trading locations in London, New York, Singapore and Tokyo. DRCM had been solely managing UBS money until November 2006, when the first outside investor fund was launched. However, the development of the business did not meet original expectations. After a review of its prospects, the operational complexity of its business model and other factors, UBS’s management decided to close DRCM. The outside investor interests were redeemed and the portfolios of the outside investor funds and the proprietary funds were returned to the Investment Bank.
In December 2006, UBS completed its acquisition of Banco Pactual. The acquisition is a key element in UBS’s growth strategy to expand in emerging markets. The renamed UBS Pactual Asset Management is currently the

UBS’s businesses
Global Asset Management

Investment capabilities and services

Alternative and
		quantitative	Global	Global investment
Equities	Fixed income	investments	real estate	solutions	Infrastructure	Fund services

Core/Value	Global	Single manager hedge funds	Global	Global	Direct investment	Hedge funds

Global	Country and regional		Country and regional	Country and regional	Listed securities	Investment funds

Country and regional	Sector specific	Multi-manager hedge funds	Private strategies	Asset allocation	Global and regional

Emerging markets	Emerging markets		Real estate securities	Currency management

Specialist	High yield	Quantitative	Agriculture	Return and risk targeted

Growth Investors	Structured credit	Infrastructure fund of funds		Structured portfolios

Risk management and advisory services

Global	Liquidity/short duration

Country and regional	Indexed	Private equity fund of funds

Structured equities

DSI

Systematic alpha

Portfolio construction solutions (including passive)

fourth largest asset manager in Brazil, with invested assets of approximately CHF 40 billion on 31 December 2007.

In May 2007, Global Asset Management entered into an agreement with Hana Daetoo Securities (formerly Daehan Investment & Securities Company Ltd), a wholly owned subsidiary of Hana Financial Group, to acquire 51% of Daehan Investment Trust Management Company Ltd (DIMCO). The acquired company is known as UBS Hana Asset Management Company Ltd (UBS Hana Asset Management) internationally, and as Hana UBS Asset Management in Korea. The transaction closed in late July 2007 and led to Global Asset Management acquiring one of the market leaders in the Korean asset management industry, with invested assets of CHF 29 billion on 31 December 2007.
In October 2007, UBS entered into an agreement with Commerzbank to acquire 100% of the Caisse Centrale de Réescompte (CCR) Group in France. The acquisition closed on 1 February 2008. CCR Group is an asset and wealth manager with EUR 17 billion of invested assets as of June 2007. It has approximately 190 employees and numbers four principal entities: CCR (a provider of banking services to its subsidiaries), CCR Actions (an asset manager specializing in equity funds), CCR Gestion (an asset manager specializing in fixed income and alternative products) and CCR Chevrillon Philippe (a provider of asset management services to private clients). The business of the CCR Group will be combined with the asset management and wealth management businesses of UBS in France.

Products and services

Investment management products and services are offered in the form of segregated, pooled and advisory mandates and a range of registered investment funds across all major asset classes.

The equities investment area offers a broad range of strategies across the full spectrum of investment styles and with varying risk and return objectives. Equity capabilities are grouped into three investment pillars: core / value (portfolios managed according to a price to intrinsic value philosophy); growth investors (a high-quality global growth manager); and structured equities (strategies that employ proprietary analytics and quantitative methods). Each pillar offers distinctive strategies and has a dedicated team of investment professionals.
Fixed income offers a diverse range of global and local market-based investment strategies. Capabilities go beyond the “core” government and corporate bond sectors and extend to other sectors, such as high-yield and emerging market debt. Global Asset Management combines these capabilities to create country, regional and global strategies that cover a wide range of benchmarks.
Alternative and quantitative investments has two primary business lines – multi-manager (or fund of funds) and a single manager business. The multi-manager businesses construct portfolios of hedge funds and other alternative investments operated by third-party managers, allowing clients diversified exposure to a range of hedge funds, private equity and infrastructure strategies. The single manager business is run by O’Connor, a key hedge fund specialist with global reach.
The global real estate business actively manages investments in Asia, Europe and the US and across all major sectors. Its capabilities include core, value-added and opportunistic strategies on a global, regional and country basis. These are offered through open and closed-end private funds, fund of funds, individually managed accounts and publicly traded real estate securities globally.

The global investment solutions team offers asset allocation, currency, risk management and advisory services. It manages a wide array of domestic, regional and global balanced portfolios, currency mandates, structured portfolios and absolute return strategies. It aims to deliver portfolios that manage risk exposures in three dynamic dimensions: market, currency and security selection using internal and external sources of return. In addition, the team supplies risk management and portfolio construction tools to portfolio managers within the business group and a range of advisory services to clients.
Infrastructure forms part of Global Asset Management’s broader offering of alternative investments. The infrastructure asset management business originates and manages infrastructure funds, including listed funds and funds that make direct investments in core infrastructure assets globally. Infrastructure includes the permanent assets which society requires to operate smoothly, such as transportation and communication networks, electricity, gas and water distribution and education, recreation and healthcare facilities.
The global fund administration business, referred to as fund services, provides professional services, including legal set up, reporting and accounting, for retail and institutional investment funds and hedge funds.

Investment performance

There was a distinct change in the direction of investment markets during 2007. The strong equities bull market that started in February 2003 faltered in mid-2007 and, after a strong beginning to the year, returns ended up a modest 4.7% for the developed world markets in local currency terms.

The global equity strategy lagged its benchmark, due to stock selection across a number of sectors, most notably financials and technology, and weak sector positioning, including underweights in cyclical areas such as materials and energy. This was partly offset by strong stock selection in healthcare and consumer discretionary and the overweight to telecoms.
The performance of Global Asset Management’s regional equities strategies varied. Key core / value strategies, such as those in Europe and the US, underperformed in full-year 2007. Specialist strategies, including emerging markets, US value and regional small cap, produced better relative returns.
The growth equities platform, including the recently added global (ex-US) growth team, generated solid absolute and relative performance with eight of nine equity capabilities outperforming their benchmarks. For US large cap growth, outperformance was driven primarily by stock selection in both consumer discretionary and information technology sectors. The small and mid cap growth portfolios benefited from stock selection in healthcare and financials, which was offset in part by selection in consumer discretionary. For the global (ex-US) growth capabilities, stock selection in the industrials and materials sectors was the primary contributor to the strong outperformance.

2007 was also a dramatic year for global bond markets, with the relatively benign conditions of the first six months being followed by a sharp increase in volatility due to the US credit crisis. The initial trigger for the rapid change in sentiment was the weakness in the US housing market, which highlighted flaws in the residential mortgage backed securities (RMBS) sector, particularly those issues backed by sub-prime mortgages. Swiftly, the magnitude of price falls in these securities impacted a number of banks, as well as other leveraged investors, and caused a sharp contraction in money market liquidity. The rapid rise in risk aversion, together with growing fears over the resilience of US and global economic growth, undermined confidence in other sectors, most notably collateralized debt obligations (CDO) and corporate bonds from financial issuers. At the same time, the strong demand for US Treasuries and other domestic government bonds drove their yields down by 100 basis points or more. Several of Global Asset Management’s leading fixed income strategies had their performance significantly impaired by exposure to RMBS and CDOs as the severity of price declines in these sectors greatly outweighed the impact of other active decisions.
Balanced funds underperformed their benchmarks over 2007, with most of the under-performance due to weak stock selection in the underlying portfolio. Asset allocation was generally positive due to the management of equity exposures through the year. The business group started overweight in equities and cut its exposure as the year progressed. The underweight position in real estate also contributed positively towards the end of the year. Negative contributions came from an overweight position in US equities and emerging market debt.
The Dynamic Alpha Strategies (DAS) posted negative returns through 2007. Returns to market exposure were negative. Positive contributors to market returns came from the positioning in equity markets, notably emerging market equities, as well as US and UK equities. Other positive contributors included exposures to convertible bonds and high yield debt. Negative contributions came from short positions in European, Canadian and Australian equities.
Currency strategy detracted from the performance of balanced and DAS portfolios over the year. The main positive contributors included positive exposures to the Japanese yen, Swiss franc and Swedish kronor, as well as negative exposure to sterling. Negative contributions came from a negative stance on the euro and a positive exposure to the Taiwan dollar.
In alternative and quantitative investments, absolute and risk adjusted performance in 2007 was strongly positive despite market turmoil in the latter half of the year. Most of the

UBS’s businesses
Global Asset Management

O’Connor hedge fund strategies produced strong positive performance, with attractive volatility, correlation and liquidity attributes. On the multi-manager side, Global Asset Management’s core, broad-based multi-manager funds also generated positive returns for the year despite mixed performance in the third quarter.

Real estate was also impacted by the turmoil in the financial markets in 2007, albeit some markets have been more affected than others. Notwithstanding this challenging climate, overall invested assets in the global real estate business increased. Investment performance of real estate securities products provided a mixed picture in 2007, given market conditions, although longer-term performance remained positive.

Strategic opportunities

The investment environment and markets in which Global Asset Management operates are becoming ever more complex. Clients’ investment requirements are evolving and competition is likely to increase from both new and traditional sources. Key industry trends vary for each location, capability and client segment. There is a constant need to adapt and review products and services to meet future client needs.

The pension industry is seeing a continued shift from defined benefit to defined contribution pension plans. The speed of this shift, though, varies by country. Access to third-party and wholesale distribution channels will also become more important as the pension industry moves closer to a model of open architecture, allowing investors to monitor and select the best performing capabilities from an array of different managers. In addition, as so-called “baby boomers” move towards retirement, focus has shifted from wealth accumulation to income generation and capital protection, providing a number of attractive new opportunities for asset managers. Investors are increasingly looking to standardize core or central portfolios, adding actively managed products or satellite portfolios with a focus on uncorrelated assets such as hedge funds, real estate, private equity and infrastructure. Global Asset Management also remains optimistic about the growth potential provided by emerging markets.
Global Asset Management has embraced these changes by diversifying existing investment capabilities and expanding its alternative investment offerings into multi-manager hedge funds, real estate, private equity and infrastructure. In parallel, the business group has also developed its global investment solutions business to provide a blend of products and advisory services across all major asset classes to meet the specific needs of its clients.
The Global Asset Management distribution model has expanded markedly in recent years, partly as a result of acquisitions and joint ventures. Distribution has also increased through the introduction of new and innovative products and services to existing capabilities – both through proprietary channels and third party providers. The acquisition of Banco Pactual in Brazil and joint ventures in Korea and China (to create UBS Hana Asset Management and UBS SDIC respectively) are key elements in the business group’s emerging markets growth strategy. The acquisition of Commerzbank’s asset management business in France, and initiatives to build Global Asset Management’s retirement business in North America, further demonstrate a commitment to strategic growth. To address the market shift in the US from wealth accumulation to income generation, Global Asset Management has formed a strategic alliance with Affiliated Computer Services (ACS) to offer pension plan sponsors an end-to-end retirement solution.
The fund services business area has also been expanding its capacity to meet increased industry demand for fund administration and servicing. To meet this growing demand, new offices have been opened in Hong Kong and Poland. Global Asset Management is the first tenant of the UBS Poland Service Centre in Krakow, part of UBS’s multi-hub offshoring strategy designed to help grow the business and increase process efficiency.

Competitors

Global Asset Management has a range of global competitors in active investments, extending from firms organized on a global basis (such as Fidelity Investments, AllianceBernstein Investments, BlackRock, JP Morgan Asset Management, Deutsche Asset Management and Goldman Sachs Asset Management) to firms managed on a regional or local basis or specializing in a particular asset class. In the real estate, hedge funds and infrastructure investment sectors, competitors of the business group tend to be local or regional niche players.

Business performance

Business group reporting

	As of or for the year ended				% change from
CHF million, except where indicated	31.12.07		31.12.06	31.12.05	31.12.06

Institutional fees	2,370		1,803	1,330	31

Wholesale Intermediary fees	1,724		1,417	1,157	22

Total operating income	4,094		3,220	2,487	27

Cash components	1,632		1,305	899	25

Share-based components[1]	363		198	89	83

Total personnel expenses	1,995		1,503	988	33

General and administrative expenses	559		399	304	40

Services (to) / from other business units	153		(105)	116

Depreciation of property and equipment	53		27	21	96

Amortization of intangible assets	19		4	1	375

Total operating expenses	2,779	[2]	1,828	1,430	52

Business group performance before tax	1,315		1,392	1,057	(6)

Key performance indicators

Cost / income ratio (%) [3]	67.9		56.8	57.5

Institutional

Invested assets (CHF billion)	522		519	441	1

of which: money market funds	32		28	16	14

Net new money (CHF billion)[4]	(16.3)		29.8	21.3

of which: money market funds	6.7		11.0	(3.0)

Gross margin on invested assets (bps)[5]	44		38	34	16

1 Additionally includes related social security contributions and expenses related to alternative investment awards.   2 Includes CHF 384 million related to the closure of Dillon Read Capital Management.   3 Operating expenses / operating income.   4 Excludes interest and dividend income.   5 Operating income / average invested assets.

UBS’s businesses
Global Asset Management

Business group reporting (continued)

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.07	31.12.06	31.12.05	31.12.06

Wholesale Intermediary

Invested assets (CHF billion)	369	347	324	6

of which: money market funds	70	59	62	19

Net new money (CHF billion)[1]	0.6	7.4	28.2

of which: money market funds	4.8	(2.5)	(9.7)

Gross margin on invested assets (bps)[2]	47	43	40	9

Capital return and BIS data

Return on allocated regulatory capital (%)[3]	60.7	84.8	69.9

BIS risk-weighted assets	3,784	2,723	1,570	39

Goodwill and excess intangible assets[4]	2,058	1,677	1,438	23

Allocated regulatory capital[5]	2,436	1,949	1,595	25

Additional information

Invested assets (CHF billion)	891	866	765	3

Net new money (CHF billion)[1]	(15.7)	37.2	49.5

Personnel (full-time equivalents)	3,625	3,436	2,861	6

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

130

2007

Key performance indicators

For 2007, the cost / income ratio was 67.9%, an increase of 11.1 percentage points from 2006, primarily due to the CHF 384 million charge related to the closure of Dillon Read Capital Management (DRCM) in second quarter 2007.

Institutional

Institutional invested assets were CHF 522 billion on 31 December 2007, up CHF 3 billion from CHF 519 billion on 31 December 2006. The net increase was a result of positive impacts of financial market valuations as well as the inclusion of assets related to the acquisition of Hana Asset Management in third quarter. This was offset by net new money outflows and negative currency translation impacts.

In 2007, net new money outflows were CHF 16.3 billion, compared with net inflows of CHF 29.8 billion in 2006. Outflows in core / value equity mandates and, to a lesser extent in fixed income mandates, were partly offset by inflows into all other asset classes, particularly alternative and quantitative investments and money markets, in 2007.

The gross margin on invested assets for 2007 was 44 basis points, up six basis points from 2006. The increase is due to higher performance fees, mainly in alternative and quantitative investments as well as inflows into higher margin products.

Wholesale intermediary

Invested assets were CHF 369 billion on 31 December 2007, up by CHF 22 billion from 31 December 2006. This increase is primarily due to positive financial markets valuation impacts and the inclusion of assets related to the acquisition of UBS Hana Asset Management in third quarter, partly offset by negative currency translation impacts.

UBS’s businesses
Global Asset Management

In 2007, net new money inflows were CHF 0.6 billion, compared with inflows of CHF 7.4 billion for 2006. Inflows, mainly into multi-asset and money market funds, were partly offset by outflows from fixed income funds.

The 2007 gross margin on invested assets was 47 basis points, up by four basis points from a year earlier, largely driven by higher performance fees (mainly in the Brazilian asset management business) as well as inflows into higher margin products.

Results

Pre-tax profit in 2007 was CHF 1,315 million, down from CHF 1,392 million a year earlier. The decrease reflects closure costs of CHF 384 million from DRCM in second quarter. This charge offset the positive impact of increased performance and management fees in all business areas coupled with the inclusion of acquisitions in Brazil and Korea.

Operating income

In 2007, operating income was CHF 4,094 million, up 27% from CHF 3,220 million a year earlier. Institutional revenues increased by 31% to CHF 2,370 million in 2007 from CHF 1,803 million in 2006. This was mainly due to higher management fees in all investment areas, as well as the full-year impact of the Brazilian asset management business and the post-July impact of the Korean asset management business. These were partly offset by higher provisions. Wholesale intermediary revenues rose by 22% to CHF 1,724 million in 2007 from CHF 1,417 million in 2006, reflecting higher management fees across all businesses and higher performance fees, mainly from the Brazilian asset management business.

Operating expenses

In 2007, operating expenses increased by 52% to CHF 2,779 million from CHF 1,828 million in 2006, primarily reflecting DRCM related closure expenses and increased staff levels. Personnel expenses were CHF 1,995 million in 2007, 33% above 2006. Personnel expenses were up compared with 2006, reflecting the closure of DRCM, higher staff levels as well as the inclusion of the Brazilian and Korean asset management business. General and administrative expenses increased by 40% to CHF 559 million in 2007 from CHF 399 million in 2006. In addition to the DRCM closure expenses, general and administrative expenses increased due to higher technology related expenditure and the full-year impact of the inclusion of the Brazilian asset management business. Net charge-ins from other business units were CHF 153 million compared with the net charge-outs to other business units of CHF 105 million a year earlier, primarily due to DRCM. Over the same period, depreciation increased by 96% to CHF 53 million, as a result of the DRCM closure.

132

2006

Key performance indicators

For 2006, the cost / income ratio was 56.8%, a decrease of 0.7 percentage points from 2005. A result of improved operating income, this change represented higher management fees across all businesses, combined with significantly higher performance fees in alternative and quantitative investments. This was partly offset by increased operating expenses from increased staff levels and higher variable personnel expenses.

Institutional

Institutional invested assets were CHF 519 billion on 31 December 2006 – up 18% from CHF 441 billion on 31 December 2005. This increase reflected positive market performance, strong net new money inflow and the inclusion of Banco Pactual.
In 2006, net new money inflows were CHF 29.8 billion, up from the CHF 21.3 billion recorded in 2005. Strong inflows were reported in most asset classes, partly offset by outflows from equity mandates.
The gross margin on invested assets for 2006 was 38 basis points, up four basis points from 2005.

Wholesale intermediary

Invested assets were CHF 347 billion on 31 December 2006, up by CHF 23 billion from 31 December 2005. This reflected positive market performance, net new money inflows and the inclusion of Banco Pactual.
In 2006, net new money was CHF 7.4 billion, down from CHF 28.2 billion a year earlier. In 2005, net new money inflows resulted from the large number of product launches across all major asset classes. In 2006, there were outflows in fixed income and equities while inflows in multi-asset funds continued.
The 2006 gross margin on invested assets was 43 basis points, up by three basis points from 2005.

Results

Pre-tax profit in 2006 was CHF 1,392 million, up from CHF 1,057 million a year earlier. This increase reflected higher management fees in all businesses and alternative and quantitative investment performance fees. The result was partly offset by higher operating expenses, which reflected increased staffing, performance-related compensation and investments in strategic initiatives and information technology infrastructure projects.

Operating income

In 2006, operating income was CHF 3,220 million, up 29% from CHF 2,487 million a year earlier. The 36% increase of institutional revenues, from CHF 1,330 million in 2005 to CHF 1,803 million in 2006, reflected higher management fees in most investment areas. Wholesale intermediary revenues rose by 22% to CHF 1,417 million in 2006 from CHF 1,157 million in 2005 and this reflected higher management fees in most areas.

Operating expenses

In 2006, operating expenses increased to CHF 1,828 million from CHF 1,430 million in 2005, due to higher staff levels and performance-related compensation. Personnel expenses were CHF 1,503 million in 2006, 52% above 2005, mainly due to the inclusion of DRCM. General and administrative expenses increased by 31% to CHF 399 million in 2006 from CHF 304 million in 2005 mainly due to investments in strategic initiatives. Other business units were charged CHF 105 million compared with the net charges from other business units of CHF 116 million a year earlier. Over the same period, depreciation increased by CHF 6 million to CHF 27 million. Amortization of intangible assets slightly increased to CHF 4 million in 2006.

Investment Bank

–	Leading investment banking and securities firm for corporate and institutional clients, governments, financial intermediaries and alternative asset managers

–	2007 results were impacted by substantial losses on exposures to the US residential mortgage market

–	Repositioning of the Investment Bank based on client-driven businesses and core franchises

Business description

The Investment Bank comprises the following business units:

The equities business unit distributes, trades, finances and clears cash equity and equity-linked products. It also structures, originates and distributes new equity and equity-linked issues and provides research on companies, industry sectors, geographical markets and macro-economic trends

The fixed income, currencies and commodities (FICC) business unit services corporate, institutional and public sector clients in all major markets globally. Major business areas include: credit, rates, foreign exchange and money markets, structured products, commodities, debt capital markets and emerging markets

The investment banking department provides services to corporate clients, financial sponsors and hedge funds. Its advisory group assists on transactions and advises on strategic reviews and corporate restructuring solutions. Its capital markets and leveraged finance teams arrange the execution of primary and secondary equity, as well as debt issues worldwide

Performance in 2007

–	Pre-tax loss of CHF 15,525 million (profit of CHF 5,943 million in 2006), due to losses in FICC on sizeable positions related to the US mortgage market

–	Performance in other areas was strong: Record equities revenues, up 13% from 2006, and retained market leadership in secondary equities trading Record investment banking revenues, up 39% from 2006, with market share gains exceeding growth of global fee pool

Recent developments

Repositioning of FICC to:

–	strengthen client-facing businesses

–	improve cooperation with other parts of UBS – strengthen risk discipline

–	create a workout group for mortgage-backed securities and collateralized debt obligation portfolios, including the positions that caused the 2007 losses

Business group reporting

	As of or for the year ended
CHF million, except where indicated	31.12.07	31.12.06

Equities	10,603	9,397

Fixed income, currencies and commodities (FICC)	(15,681)	9,056

Investment banking	4,540	3,273

Adjusted expected credit loss	(19)	61

Total operating income	(557)	21,787

Total operating expenses	14,968	15,844

Business group performance before tax	(15,525)	5,943

Personnel (full-time equivalents)	21,932	21,899

1 Pan-Europe is Denmark, Finland, France, Germany, Ireland, Italy, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, UK, Greece, Austria, Belgium, Cyprus, Luxembourg, and Iceland   2 Asia ex-Japan is China, Hong Kong, India, Indonesia, South Korea, Philippines, Singapore, Malaysia, Taiwan, Thailand, Bangladesh, Cambodia, Fiji, Guam, Laos, Myanmar, Pakistan, Sri Lanka, Togo, Vietnam and Papua New Guinea   3 Latin America is Brazil, Peru, Venezuala, Colombia, Panama, Chile, Argentina and Mexico

Global fee pool market share

	Year ended
	31.12.07	31.12.06	31.12.05

In %	5.9	4.9	5.0

Rank	5	8	7

Source: Dealogic

UBS’s businesses
Investment Bank

Investment Bank
Business description

UBS is a leading investment banking and securities firm, providing a broad range of products and services to corporate and institutional clients, governments, financial intermediaries and alternative asset managers.

Business

The Investment Bank is a global investment banking and securities firm. Its investment bankers, salespeople and research analysts, supported by internal risk and logistics teams, deliver advice and execution to clients all over the world. In addition to serving the world’s key corporate and institutional clients, governments and financial intermediaries, the Investment Bank works with financial sponsors and hedge funds and indirectly meets the needs of private investors through both the UBS wealth management business and other private banks.

For both its corporate and institutional clients, and the clients of other parts of UBS, the Investment Bank provides products, research and advisory services and comprehensive access to the world’s capital markets. Through its market-leading investment banking department, the Investment Bank provides advice on cross-border mergers and acquisitions, in addition to raising capital for companies and governments. Traditionally one of the leaders in European corporate finance, the Investment Bank has also experienced very strong growth in the US and Asia Pacific in recent years.
An important partner for institutional clients, the Investment Bank is anchored by its market-leading equities business and complemented by both its top-tier foreign exchange business and broad product capabilities across fixed income markets.

Organizational structure

The Investment Bank is headquartered in London and New York and employs approximately 22,000 people across 38 countries. The businesses of the Investment Bank are organized into three distinct business units, which are run functionally on a global basis. The business units are:
–	equities;
–	fixed income, currencies and commodities (FICC); and
–	investment banking (the investment banking department)

Although a strategy of organic development is pursued in the Investment Bank, its presence is enhanced through acquisitions when appropriate opportunities arise. Major acquisitions or internal transfers made over the last four years:
–	the 2004 acquisition of Charles Schwab SoundView Capital Markets (the capital markets division of Charles Schwab), which made UBS one of the top traders on NASDAQ;
–	an internal 2005 transfer of the US-based municipal securities unit into the fixed income area of FICC (from Wealth Management US) better positioned the Investment Bank to serve both investors and issuers;
–	the 2005 acquisition of the remaining assets in Prediction Company, which specializes in the development of advanced financial and trading software, resulted in better trading technology for the Investment Bank;
–	the September 2006 acquisition of ABN AMRO’s global futures and options business, which increased the Investment Bank’s ability to exploit product commoditization and globalization in exchange-traded derivatives;
–	the December 2006 acquisition of the Brazilian financial services firm Banco Pactual, which made the Investment Bank a leader in its field in the significant and growing Brazilian market;
–	the May 2007 reintegration of Dillon Read Capital Management’s principal finance and credit arbitrage and commercial real estate businesses into the Investment Bank, which had previously been moved into Global Asset Management in June 2006; and
–	the October 2007 combination of the fixed income and the money markets, currencies and commodities businesses to create the FICC area.

Legal structure

The Investment Bank operates through branches and subsidiaries of UBS AG. Securities activities in the US are conducted through UBS Securities LLC, a registered broker-dealer.

Vision

“Our goal is to be the Investment Bank with the fastest client-driven growth by building on our unique set of core strengths. We will create sustainable profits and value by prioritizing client service and providing seamless access to the capabilities of the whole firm to generate superior returns on allocated capital for our shareholders.”

Competitors

As UBS is a global investment banking and securities firm, its Investment Bank competes against other major international players such as Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, JP Morgan Chase, Lehman Brothers, Merrill Lynch and Morgan Stanley.

Products and services

Equities
The Investment Bank’s equities business unit is a leading participant in the global primary and secondary markets for equity, equity-linked and equity derivative products. The business unit distributes, trades, finances and clears cash equity and equity-linked products. It also structures, originates and distributes new equity and equity-linked issues and provides research on companies, industry sectors, geographical markets and macro-economic trends.

UBS’s equity research analysts provide independent assessments of the prospects for over 3,400 companies across most industry sectors and all geographical regions; this corresponds to some 87% of world market capitalization. This is complemented by economic, strategic, quantitative and derivative research.
UBS has the world’s leading cash equities business, offering clients a full range of execution services: direct market access, algorithmic trading solutions, single stock, portfolio, capital commitment and block trading. A presence in every major world market gives institutional, hedge fund and intermediary client bases access to one of the deepest global liquidity pools, allowing the delivery of best execution to clients.
Derivatives are among the business unit’s fastest growing products and it will continue to focus on providing innovative and customized investment solutions to institutional and corporate clients, in addition to private clients in the wealth management business and other intermediaries. In addition to products with returns linked to equities or equity indices, the business unit also offers derivative products linked to hedge funds, mutual funds, real estate and commodity indices, in a variety of formats such as over-the-counter, securitized and wrapped-in-a-fund products.
The equity capital markets team manages large and complex transactions, with the business unit having built a position for itself as a leading global distributor of block trades, rights offerings, initial public offerings and hybrid and convertible issues to both institutional and private clients in every market.
The prime services business provides integrated global services, including securities borrowing and lending, equity swaps execution, multi-asset class prime brokerage and exchange-traded derivatives. These services are provided to a rapidly expanding list of hedge fund, asset management and commodity trading clients. In 2006, the purchase of ABN AMRO’s global futures and options business was a key step in the expansion of offerings in the exchange-traded derivative markets.
The equities business unit, through a focus on technology, has adapted and continuously improved its business processes and client services. Significant investments have been made in the technology platform, including direct market access, prime brokerage, derivatives, research and customer relationship platforms. This has led to recognition as a market leader in the provision of a number of electronic services, including equity research and trading, to clients.
Emerging markets are an increasingly important part of the business in all geographical regions and business lines, with particular strengths in Latin America and Asia, where there is a growing presence in China.

1 Pan-Europe is Denmark, Finland, France, Germany, Ireland, Italy, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, UK, Greece, Austria, Belgium, Cyprus, Luxembourg, and Iceland    2 Asia ex-Japan is China, Hong Kong, India, Indonesia, South Korea, Philippines, Singapore, Malaysia, Taiwan, Thailand, Bangladesh, Cambodia, Fiji, Guam, Laos, Myanmar, Pakistan, Sri Lanka, Togo, Vietnam and Papua New Guinea    3 Latin America is Brazil, Peru, Venezuala, Colombia, Panama, Chile, Argentina and Mexico

UBS’s businesses
Investment Bank

Fixed income, currencies and commodities
The integrated fixed income, currencies and commodities (FICC) business unit delivers a broad range of products and solutions to corporate, institutional and public sector clients in all major markets. At the end of 2007, the business unit was reorganized to simplify its operating model, improve client service, strengthen risk management and focus on its competitive strengths.

The business unit’s global origination and distribution platforms provide clients with services across the spectrum of FICC products. A market-leading research group provides investors with superior analysis across a broad range of issuers, products, markets and industries.
The credit business delivers credit-related products and services to clients. It is active in the origination, underwriting, structuring and distribution of primary cash and synthetic credit transactions, as well as being active in secondary trading and market-making in high yield and investment grade bonds and loans in both cash and derivative products.
The rates business covers flow rate-driven products and services, including interest rate derivatives trading, underwriting and trading of government and agency securities. The services provided to their broad client base include trading strategy, pricing, trade execution and distribution, market-making and risk management of rates products in major currencies, as well as underwriting and origination of government securities.
The foreign exchange and money markets business provides a range of treasury and liquidity management solutions to institutional clients. Through white label services, other financial institutions are able to sell UBS products using their own brand names. Working with UBS’s wealth management business, the business provides private individuals and family offices direct access to foreign exchange capabilities. Structured products and add-on services, such as research and prime brokerage to hedge funds, are also offered.
The structured products business combines the structured credit and rates teams and delivers product origination, pricing, execution and trading, as well as integrated risk management. The product suite covers yield-enhancing instruments and innovative derivatives solutions indexed to a broad range of FICC asset classes, as well as alternative assets such as weather derivatives and emissions products.
The commodities business is engaged in the power and gas, crude oil, metals and agricultural commodities markets. It trades derivatives and manages energy contracts for future physical delivery, and also arranges transactions and design structured risk management and investment solutions on behalf of asset and liability clients.
The real estate and securitization group is focused on the origination, structuring, trading and securitization of a broad range of asset-based and real estate-related securities. In light of recent market conditions, UBS began restructuring this part of FICC in order to strengthen its client-facing businesses, improve cooperation with other parts of UBS and introduce stronger risk discipline. As part of this, a workout group has been created for certain mortgage-backed securities and CDO portfolios.
The debt capital markets and structured solutions group offers debt financing and related risk management in investment grade and emerging markets to corporate, financial institution and public sector clients. In addition, the municipal banking business in the US assists state, local and other governmental authorities with their financing needs.
The emerging markets business has a local market presence in Latin America, through UBS Pactual, as well as in Asia and Central and Eastern Europe, enabling it to offer local investors access to international markets and international investors local exposure.
è	Repositioning of the fixed income, currencies and commodities unit is discussed in the “Strategy and development” section of this report

UBS gross capital market and corporate finance fees

CHF million	2007	2006	2005

M&A and corporate finance fees	2,768	1,852	1,460

Equity underwriting fees	2,564	1,834	1,341

Debt underwriting fees and fees on Global Syndicated Finance positions	1,712	1,704	1,516

debt underwriting fees	1,178	1,279	1,264

fees on Global Syndicated Finance positions[1]	534	425	252

Other capital market revenues[2]	702	594	436

Gross capital market and corporate finance fees	7,746	5,984	4,753

Capital market fees booked outside investment banking[3]	1,006	856	943

Amount shared with equities and fixed income, currencies and commodities	2,049	1,689	1,182

Financing, hedging and risk adjustment costs	151	166	122

Net investment banking area revenues	4,540	3,273	2,506

1 Fees on Global Syndicated Finance positions comprises fees received from clients related to the syndication of lending business which is reported in net trading income. 2 Other capital market revenues comprise equity and debt revenues with investment banking involvement that are not underwriting fees (for example, derivative or trading revenues). 3 Capital market fees booked outside investment banking comprises equity and debt underwriting fees that had no investment banking involvement (for example, municipal or mortgage-backed securities).

Investment banking
The investment banking department provides first-class advice and a range of execution services to corporate clients, financial sponsors and hedge funds. Its advisory group assists both public and private companies in multiple aspects of a transaction, including negotiation, structuring, coordination of due diligence process, company valuation and drafting of both internal and external communication material. The investment banking department also advises on strategic reviews and corporate restructuring solutions. Its capital markets and leveraged finance teams arrange the execution of primary and secondary equity, as well as investment grade and non-investment grade debt issues worldwide.

With over 2,000 client-facing professionals, the investment banking department has a presence in all major financial and economic markets. In order to meet the needs of clients, coverage is based on a comprehensive matrix of country, sector and product banking professionals.
Competitors generally include all of the major globally active investment banking firms and there has been little change in that landscape over the last few years. In certain developed markets, and in the increasingly important emerging market segment, there is also competition from locally-based investment banking firms. The investment banking department believes that its global presence, experienced professionals and breadth of product offering provide it with competitive advantages.
A number of steps have been taken to expand in areas where identified market opportunities exist. One area of focus that has seen a significant return on investment is the BRIC countries (Brazil, Russia, India and China). The investment banking department is a major player in these markets, ranking first on a fee basis for the overall BRIC market and in the top-ten for each country, according to Dealogic. The integration of Banco Pactual successfully broadened the business’s reach into Latin America and the investment in Beijing

1 Eligible volumes not equal to reported UBS volumes.   2 FX-poll results are based on the previous year’s volume.

Selected deals

Mergers and acquisitions (M&A)

Sole financial advisor to the Board of Directors of aluminum company Alcan on the USD 44 billion recommended offer from Rio Tinto which followed Alcoa’s earlier USD 33 billion unsolicited takeover bid

Joint lead financial advisor to ABN AMRO on its EUR 71 billion acquisition through a public offer by a consortium of Fortis, Royal Bank of Scotland and Santander, lead financial advisor to ABN AMRO on the USD 21 billion sale of LaSalle to Bank of America and the EUR 9 billion sale of Banca Antonveneta to Banca Monte dei Paschi di Siena

Equity capital markets

Joint bookrunner on the USD 2.9 billion initial public offering of MF Global, a leading broker of exchange-listed futures and options

Joint lead manager, joint sponsor and joint bookrunner on the USD 8.9 billion IPO of PetroChina on the Shanghai Stock Exchange, the largest IPO ever in China

Debt capital markets

Joint book-runner on a EUR 5 billion equivalent dual currency multi-tranche issue for Enel, Italy’s largest utility company. UBS was the only international bank involved in the M&A and in the equity, bond and syndicated loan elements of the financing for Enel’s acquisition of Endesa

Joint bookrunner on a EUR 3 billion dual tranche offering for GECC, an American financial services company

Global Syndicated Finance

Joint lead arranger and underwriter of AUD 3.6 billion senior debt facilities and AUD 600 million subordinated bridge facility in connection with the buyout of PBL Media, the newly established Australian media and entertainment company, in the largest ever leveraged buyout in Australia

Sole lead arranger on the USD 875 million senior secured credit facilities for Algoma Steel

Selected awards

Investment Bank

Best Global Emerging Markets Investment Bank – Euromoney 2007

IBD

M&A Bank of the Year – Acquisition Monthly 2008

IPO House of the Year – The Banker 2007

Equities

Equity House of the Year – IFR 2007

No. 1 Global Equity Derivatives for Corporates – Risk 2005–2007

Fixed income currencies and commodities

Best Bank Overall for the last 20 years – EuroWeek 2007

Modern Great Currency House for the last 20 years – Risk 2007

UBS’s businesses
Investment Bank

Securities (subsequently UBS Securities) resulted in UBS being one of the first foreign banks with a platform to issue China A shares, further strengthening its position in China. Investment continues in India and Russia, where recent structural changes will allow the investment banking department to enhance its presence in the market.

Strategic opportunities

In light of the market dislocation in 2007 and the continuing volatility in early 2008, the outlook for investment banking services is mixed. The equities business unit should benefit from the continued growth of prime brokerage and derivatives, while preserving its stable cash businesses. While a considerable level of uncertainty surrounds many fixed income asset classes, investors are expected to continue to seek diversity of exposure with greater yield potential. The repositioned FICC business unit is now well placed to meet its clients’ intermediation, structuring and trading needs in these challenging markets. In the investment banking department, mergers and acquisitions, equity capital markets and financial sponsor-driven activity are expected to decline. However, financial institutions are anticipated to be active in both capital raising and consolidation as a result of the recent credit market dislocation. In all of its business areas, the Investment Bank will build upon its strong positions in Europe, Asia Pacific and the emerging markets.
To better service clients, a number of initiatives are being initiated to enable the Investment Bank to leverage its prod-
uct strengths and improve alignment across the whole of UBS. These include the combination of the equity and debt capital markets businesses, the creation of an integrated structured products team for the wealth management business, the integration of UBS’s industry leading research capabilities, the alignment of the investment banking department and FICC coverage for financial institutions, and the creation of an integrated electronic execution platform for the securities businesses. These key initiatives will enable provision of comprehensive advice and innovative solutions across asset classes for clients.
The Investment Bank is also focused on more efficiently utilizing the resources available to it. It intends to continue to reduce the size of the balance sheet and more risk-efficient revenues will be promoted through a new market-based funding model and a robust risk framework. This will be supported by an increased emphasis on cost containment and workforce productivity in order to generate real operational leverage.
Success of the Investment Bank’s strategy is founded on the talent and expertise within the firm. The business group will therefore continue to attract, develop and retain the best people and foster a collaborative and meritocratic culture. By working to deliver the full complement of UBS’s services and products to clients, the Investment Bank is well positioned to take advantage of market opportunities and generate profitable and sustainable growth.

Business performance

Business group reporting

	For the year ended			% change from
CHF million, except where indicated	31.12.07	31.12.06	31.12.05	31.12.06

Equities	10,603	9,397	6,980	13

Fixed income, currencies and commodities	(15,681)	9,056	7,962

Investment banking	4,540	3,273	2,506	39

Income	(538)	21,726	17,448

Adjusted expected credit loss [1]	(19)	61	36

Total operating income	(557)	21,787	17,484

Cash components	8,918	9,801	8,065	(9)

Share-based components [2]	1,499	1,552	1,194	(3)

Total personnel expenses	10,417	11,353	9,259	(8)

General and administrative expenses	3,423	3,260	2,215	5

Services (to) / from other business units	746	956	640	(22)

Depreciation of property and equipment	210	203	136	3

Amortization of intangible assets	172	72	53	139

Total operating expenses	14,968	15,844	12,303	(6)

Business group performance before tax	(15,525)	5,943	5,181

Key performance indicators

Compensation ratio (%) [3]	N/A [4]	52.3	53.1

Cost / income ratio (%) [5]	N/A [4]	72.9	70.5

Impaired lending portfolio as a % of total lending portfolio, gross	0.4	0.1	0.2

Average VaR (10-day, 99% confidence, 5 years of historical data)	537	420	346	28

Capital return and BIS data

Return on allocated regulatory capital (%) [6]	(63.0)	29.4	28.6

BIS risk-weighted assets	190,763	174,599	151,313	9

Goodwill and excess intangible assets [7]	5,300	5,465	4,309	(3)

Allocated regulatory capital [8]	24,376	22,925	19,440	6

Additional information

Deferral (included in adjusted expected credit loss) [1]	217	232	155	(6)

Expected credit loss (included in adjusted expected credit loss)[1]	(236)	(171)	(119)	(38)

Personnel (full-time equivalents)	21,932	21,899	18,174	0

1 In management accounts, adjusted expected credit loss rather than credit loss expense or recovery is reported for the business groups (see Note 2 in Financial Statements 2007). The adjusted expected credit loss is the sum of expected credit loss and deferrals. The expected credit loss reflects expected average annual impairments costs. The deferral represents the difference between actual credit loss and expected credit loss, amortized over a three-year period. 2 Additionally includes related social security contributions and expenses related to alternative investment awards. 3 Personnel expenses/income. 4 Both the cost / income and the compensation ratios are not meaningful due to losses recorded in the Investment Bank. 5 Operating expenses/income. 6 Business group performance before tax / average allocated regulatory capital. 7 Goodwill and intangible assets in excess of 4% of BIS Tier 1 capital. 8 10% of BIS risk-weighted assets plus goodwill and excess intangible assets.

Components of operating income

The Investment Bank generates operating income from:
–	commissions on agency transactions and spreads or markups on principal transactions
–	fees from debt and equity capital markets transactions, leveraged finance, and the structuring of derivatives and complex transactions;
–	mergers and acquisitions and other advisory fees;

–	interest income realized on principal transactions; and from the loan portfolio; and
–	realized and mark-to-market gains and losses on market making, proprietary, and arbitrage positions.
As a result, operating income is affected by movements in market conditions, interest rate swings, the level of trading activity in primary and secondary markets and the extent of merger and acquisition activity. These and other factors have had, and may have in the future, a significant impact on results of operations from year-to-year.

UBS’s businesses
Investment Bank

2007

Key performance indicators

Neither the cost / income ratio nor the compensation ratio are meaningful in 2007 due to the negative total operating income relating to the US sub-prime crisis. In 2006, the cost / income ratio was 72.9% and the full-year compensation ratio 52.3%.

Average Value at Risk (VaR – 10-day, 99% confidence, 5 years of historical data) increased to CHF 537 million, up from CHF 420 million in 2006. Year-end VaR was also higher at CHF 614 million, up from CHF 473 million the previous year, reflecting the exposure to the US residential mortgage market.
è	Market risk developments in 2007 are explained in detail in the respective sections in Risk, Treasury and Capital Management 2007

The gross lending portfolio in the Investment Bank was CHF 148 billion, up from CHF 120 billion on 31 December 2006, reflecting the expanding prime brokerage and exchange traded derivatives businesses. The gross impaired lending portfolio to total gross lending portfolio ratio rose to 0.4% in 2007 from 0.1% in 2006.

The return on allocated regulatory capital was negative 63%, a reflection of the losses mentioned previously. The extreme market volatility since the start of third quarter 2007, which pushed up 10-day 99% VaR, has increased market risk regulatory capital requirements. Continuous high volatility, especially in credit markets, resulted in an increase in risk-weighted assets on derivative products.

Results

In 2007 the Investment Bank recorded a pre-tax loss of CHF 15,525 million compared with a profit of CHF 5,943 million in 2006, primarily due to the losses totaling approximately USD 18.7 billion (CHF 21.3 billion) recorded on positions related to the US residential sub-prime and Alt-A real estate market which more than offset the solid performance in other areas.
è	For more details on these losses, please see Note 3 in Financial Statements 2007

For full-year 2007, equities posted record results with very strong cash commissions, derivatives and prime services revenues. The investment banking department also had a record year in 2007, with all geographical regions showing double-digit growth. Operating expenses for the Investment Bank decreased from 2006, mainly reflecting lower performance-related bonus accruals and a change in the composi-

tion of bonus between cash and shares. This was partially offset by higher salary and general and administrative costs, driven by increased average staff levels over the year.

Operating income
Total operating income in 2007 was negative CHF 557 million, down from CHF 21,787 million a year earlier.

Equities revenues, at CHF 10,603 million in 2007, were up 13% from CHF 9,397 million in 2006. Overall, cash equity revenues were higher, with strong volumes leading to record commissions, partially offset by greater client facilitation costs. Despite a slowdown in the second half of 2007, the derivatives business posted its highest ever results following strong growth in Asia Pacific and Europe, Middle East & Africa. The exchange traded derivatives business rose as it benefited from a full year of ABN AMRO’s futures and options (acquired on 1 October 2006) revenues. Prime brokerage services continued to grow as client numbers and balances increased. Equity capital markets revenues rose in the Americas and Europe, Middle East & Africa due to a very strong pipeline throughout 2007. Equities proprietary trading revenues sharply declined compared to the prior year, related to the credit market dislocation in the US. The equity linked businesses also contributed lower returns compared to 2006.
Fixed income, currencies and commodities (FICC) revenues were negative CHF 15,681 million, down from positive CHF 9,056 million a year earlier. The credit market dislocation affected most of the FICC businesses in the second half of 2007, leading to losses on mortgage related positions. Credit recorded losses in both client and proprietary trading in the context of extreme market disruption and low liquidity at the end of 2007. Structured products revenues were down compared to last year, largely driven by the negative impact of the credit dislocation. Commodities revenues declined due to lower volumes and volatility, especially affecting power and gas and to a lesser extent precious metals.
These negative effects were only partially offset by positive results in certain areas. The emerging markets business result was up as full-year revenues from Banco Pactual were included. Positive results were also driven by the demutualization and mark-to-market gains on the stake in the Brazil Mercantile & Futures Exchange. The underlying foreign exchange spot business saw strong increase due to higher volumes. The foreign exchange distribution business also posted very good results, stemming from all geographical regions. The Rates

UBS’s businesses
Investment Bank

business was up, driven by higher results in European derivatives. FICC income was further helped by gains of CHF 397 million on credit default swaps hedging loan exposures, compared with a loss of CHF 245 million the previous year.

Revenues of the investment banking department, at CHF 4,540 million in 2007, increased 39% from CHF 3,273 million the previous year. This reflected growth in each geographical region, especially in the Americas. While the advisory and the equity capital markets business reported significant gains over the prior year, the debt capital market and the leveraged finance franchise were down, the latter impacted by challenging markets in the second half of 2007.

Operating expenses
Operating expenses declined by CHF 876 million to CHF 14,968 million in 2007, a 6% decrease from CHF 15,844 million the previous year.

Personnel expenses, at CHF 10,417 million in 2007, decreased 8% from a year earlier, reflecting lower accruals of performance-related compensation and a change in the composition of bonuses between cash and shares. This was partially offset by higher salary costs due to organic growth and the acquisition of Banco Pactual and ABN AMRO’s futures and options business. In addition, severance payments were made for redundancies towards the end of the year. Share-based compensation declined 3% from the prior year as a result of a decrease in social security expenses following a lower UBS share price. This was partially offset by accelerated amortization of deferred compensation for certain terminated employees.
General and administrative expenses were CHF 3,423 million in 2007, up 5% from 2006’s CHF 3,260 million. Professional fees were up due to higher legal-related expenditures in all businesses. Occupancy costs in the Americas and Asia Pacific, rent and maintenance of machines and equipment and IT and other outsourcing costs rose due to higher staff levels. Administration expenditures rose as well. This was partially offset by lower provisions compared to 2006.
Charges from other business units decreased to CHF 746 million in 2007 from CHF 956 million in 2006. The decline reflects lower charges by Global Asset Management for management of the Investment Bank’s funds invested in Dillon Read Capital Management (DRCM), which was reintegrated into the Investment Bank in May 2007, and as a result of the 2007 performance-related credit from Industrial Holdings. This was only partially offset by higher charges from the information technology infrastructure unit as a result of the increased levels of staff.
Depreciation rose slightly, by 3%, to CHF 210 million in 2007 from CHF 203 million in 2006. This was due to additional office space in the Americas and Europe.
The amortization of intangible assets, at CHF 172 million in 2007, was up 139% from CHF 72 million a year earlier due to the two acquisitions – Blanco Actual and ABN Ammo’s futures and options business.

144

2006

Key performance indicators

The cost / income ratio rose to 72.9% in 2006 from 70.5% in 2005. The increase in performance-related personnel expenses and higher general and administrative expenses was only partly offset by revenue growth in all three Investment Bank business units.

The full-year compensation ratio, at 52.3%, fell 0.8 percentage points between 2005 and 2006. Higher revenues more than offset higher performance-related compensation and increased staff levels. Average Value at Risk (VaRy – 10-day, 99% confidence, 5 years of historical data) increased to CHF 420 million, up from CHF 346 million in 2005. Year-end Vary was also higher at CHF 473 million, up from CHF 355 million in 2005, following the integration of Blanco Actual from 1 December 2006.
The total gross lending portfolio at the Investment Bank was CHF 134 billion on 31 December 2006 compared with CHF 97 billion on 31 December 2005, reflecting expansion of the prime brokerage and exchange traded derivatives businesses. The gross impaired lending portfolio to total gross lending portfolio ratio fell to 0.1% from 0.2% in the same period.
The return on allocated regulatory capital was 29.4% in 2006, up from 28.6% a year earlier, reflecting the increase in profit. Risk-weighted assets grew, mainly driven by higher credit exposures from over-the-counter (OTC) derivatives, collateral trading and the leveraged finance portfolio. Goodwill and excess intangible assets rose compared with 2006 due to the acquisitions of Blanco Actual and ABN Ammo’s futures and options business.

Results

Pre-tax profit in 2006 was CHF 5,943 million, up 15% from 2005. This result was driven by strong revenues in equities (up 35%) and in the investment banking department (up 31%), which saw strong performances across all regions. The increase in FICC (up 14%) reflected progress in the plan to expand global syndicated finance, asset-backed securities, structured credit and the commodities businesses, as well as strong revenues in foreign exchange and cash and collateral trading. Drum’s business activities managed on behalf of the Investment Bank achieved revenues at a level consistent with 2005. Investments were also made in information technology infrastructure and more professional fees were incurred.

Operating income
Total operating income in 2006 was CHF 21,787 million, up 25% from CHF 17,484 million a year earlier.

Equities business unit revenues, at CHF 9,397 million in 2006, were up 35% from CHF 6,980 million in 2005. Overall, cash equity revenues were higher, with results benefiting from positive market conditions. Increased cash commissions were partially offset by greater facilitation costs from clients. Revenues in the derivatives business increased globally while equity capital markets revenues rose with increased capital raising activities. Prime brokerage services continued to grow as client numbers and balances increased. Exchange-traded derivatives revenues rose, boosted by the impact of the acquisition of ABN Ammo’s global futures and options business. Proprietary, as well as the equity-linked businesses, also contributed to higher returns.
FICC revenues were CHF 9,056 million, up 14% from CHF 7,962 million in 2005. Revenues in the rates business were up against 2005 in energy trading, mortgage-backed securities, structured credit and secondary loan activity. This was partially offset by lower income from derivatives. Syndicated finance also recorded higher income as the business benefited from increased market activity. Credit default swaps hedging loan exposures recorded a loss of CHF 245 million compared with gains of CHF 103 million in 2005. While municipal securities revenues were lower in 2006, the foreign exchange and cash collateral trading business, especially the metals business, saw a significant increase in revenues.
Investment banking department revenues, at CHF 3,273 million in 2006, increased 31% from CHF 2,506 million a year earlier. This reflected growth in each region, especially in Asia. The debt and equity capital markets groups reported significant gains over 2005. The leveraged finance franchise continued to grow. Revenues from the advisory business also increased compared with 2005, as clients took advantage of strategic opportunities.

Operating expenses
Operating expenses rose by CHF 3,541 million to CHF 15,844 million in 2006, a 29% increase from CHF 12,303 million in 2005.

Personnel expenses, at CHF 11,353 million in 2006, increased 23% from 2005, reflecting an increase in the bonus accrual and additional salaries due to higher staff levels. Share-based compensation rose 30% from prior year as a result of higher share awards in 2006, and the increased fair value of options granted in 2006 – driven by the rise in UBS’s share price.

UBS’s businesses
Investment Bank

General and administrative expenses were CHF 3,260 million in 2006, up 47% from 2005’s CHF 2,215 million. IT and other outsourcing costs, as well as professional fees, rose as a result of higher project spending in support of future business growth in fixed income, prime brokerage and emerging markets. Administration, travel and entertainment and, to a lesser extent, occupancy expenses increased as well. Provision levels in 2006 rose from 2005.
Charges from other business units increased to CHF 956 million in 2006 from CHF 640 million in 2005. The rise reflects the charges by Global Asset Management for manag-
ing the Investment Bank’s funds invested in DRCM, as well as higher charges from the infrastructure technology unit as a result of the increased levels of staff.
Depreciation rose by 49% to CHF 203 million in 2006 from CHF 136 million in 2005 due to higher IT write-offs, office expansion and renewal costs.
The amortization of intangible assets, at CHF 72 million in 2006, was up 36% from CHF 53 million a year earlier due to the two acquisitions – Blanco Actual and ABN AMRO’s futures and options business.

UBS’s businesses
Corporate Center

Corporate Center
Business description

Corporate Center partners the business groups to ensure that UBS operates as an effective and integrated firm, according to a common vision and set of values. The functions of Corporate Center encompass risk, financial control, treasury, communication, legal and compliance, human resources, strategy, offshoring and technology.

Aims and objectives

Corporate Center helps UBS to manage its complementary businesses, underpinning the bank’s commitment to the “one-firm” approach. It strives to maintain an appropriate balance between risk and return while establishing and controlling UBS’s corporate governance processes, including compliance with relevant regulations. Each functional head in the Corporate Center has authority across UBS’s businesses for his or her area of responsibility, including the authority to issue Group-wide policies for that area, and is directly reported to by their business group counterpart.

Corporate Center is responsible for the following activities in UBS:
–	financial, tax and capital management;
–	risk control, legal and compliance activities;
–	communicating with all UBS stakeholders;
–	branding; and
–	positioning the firm as the employer of choice.
In addition, Corporate Center also assumes operational responsibility for certain business units that provide shared services to the business groups – among them the information technology infrastructure and offshoring units (including the service centers in India and Poland).

Organizational structure

The Corporate Center consists of its operational functions plus the information technology infrastructure and offshoring units. It is led by the Chief Operating Officer (COO) of the Corporate Center and its operational functions are managed by the Corporate Center Executive Committee.

Although not formally a part of Corporate Center, the costs for the Chairman’s Office (which comprises the Company Secretary, Board of Directors (BoD) and Group Internal Audit) are reported in its financial statements.

Chief Operating Officer of the Corporate Center
The Chief Operating Officer (COO) of the Corporate Center is head of the Corporate Center and responsible for its business planning and forecasting, as well as its human resources core processes. Additionally, the holder of this position is also the Group Executive Board (GEB) member responsible for information technology infrastructure, Group Offshoring and the corporate real estate portfolio for UBS’s own use.

Group Chief Financial Officer
The Group Chief Financial Officer (Group CFO) is responsible for ensuring that presentation of the financial performance of both the Group and its businesses is transparent. The role also entails responsibility for the Group’s financial reporting, planning, forecasting and controlling processes, as well as the provision of advice on financial aspects of strategic plans and mergers and acquisitions transactions. Further responsibilities include overseeing UBS’s tax and capital management. In coordination with the Group General Counsel and Chief Communication Officer, the Group CFO defines the standards for accounting, reporting and disclosure and, together with the Chief Executive Officer, provides external certifications under sections 302 and 404 of the US Sarbanes-Oxley Act of 2002. These duties are in addition to managing relations with investors and coordination of working relationships with internal and external auditors.

Group Chief Risk Officer
The Group Chief Risk Officer (Group CRO) is responsible for developing UBS’s risk management and control principles. The position is also responsible for the independent risk control processes for credit, market and operational risks. The Chief Credit Officer, the Head of Market Risk and the Head of Operational Risk all report to the Group CRO. These four roles work together to manage the following: formulating and implementing risk policies and control processes; developing risk quantification methods and sets; monitoring associated limits and controls; ensuring that risks are completely and consistently recorded and aggregated; and ensuring that exposures are continuously monitored, pro-actively controlled and remain within approved risk profiles. Further, the four positions also work together to ensure that UBS’s approach is consistent with best market practice and that the firm is operating within its agreed risk bearing capacity. Each Risk Officer exercises specific risk control authorities.

Group General Counsel
The Group General Counsel has Group-wide responsibility for legal and compliance matters and for legal and compliance policies and processes, supported by the Head of Group Compliance. The position is responsible for defining the strategy, goals and organizational structure of the legal function, in addition to setting and monitoring the Group-wide quality standards for handling the legal affairs of the Group. Supported

UBS’s businesses
Corporate Center

by the Head of Group Compliance, the Group General Counsel is responsible for ensuring that UBS meets relevant regulatory and professional standards in the conduct of its business. Other responsibilities include supervision of the General Counsels of the business groups and working closely with the Group CRO with regard to the operational risk aspects of legal and liability risk. Furthermore, the Group General Counsel represents UBS’s interests to the policy-makers and, in close cooperation with the Group CRO and Group CFO as appropriate, establish Group-wide management and control processes for the Group’s relationship with regulators.

Group Treasurer
The Group Treasurer is responsible for the management of UBS’s financial resources and financial infrastructure. The position is responsible for Group-level governance of treasury processes and transactions relating to UBS’s corporate legal structure, regulatory capital, balance sheet, funding and liquidity, and non-trading currency and interest rate risk. Additional responsibilities include the issuance of policies in order to ensure proper management and efficient co-ordination of treasury processes on a Group-wide basis. The Group Treasurer manages the Group’s equity, taking into account financial ratios and regulatory capital requirements, with a view to maintaining strategic flexibility, and adequate capitalization and ratings levels. The position manages UBS’s holdings of its own shares and recommends corporate actions to the GEB and the BoD.

Head of Group Controlling & Accounting
The Head of Group Controlling & Accounting has UBS-wide responsibility for financial control. The position is responsible for the production and analysis of accurate and objective regulatory, financial and management accounts and reports. The Head of Group Controlling & Accounting communicates relevant financial and regulatory information to the BoD, GEB, Group Managing Board (GMB), the Audit Committee, internal and external auditors and the CFOs of the business groups. The position is also responsible for operating the UBS-wide quarterly and annual SOX 302-certification process and supports the Group CFO in the Group’s planning and forecasting process.

Head of Group Accounting Policy
The Head of Group Accounting Policy establishes Group-wide financial accounting policies and supports the business groups and the Corporate Center in their responsibility to implement and enforce the Group accounting policy framework. The position manages relations with external auditors and accounting standards bodies.

Chief Communication Officer
The Chief Communication Officer is responsible for managing UBS’s communication to its various stakeholders, en-

suring that a positive and powerful image of UBS is established and broadcast to all stakeholders globally. Another key responsibility is the development of the strategy, content and positioning of communications of corporate importance, emphasizing transparency, consistency, speed and integrity. The Chief Communication Officer presents UBS and its businesses to the media, enhancing and protecting the firm’s reputation. To employees, the position promotes understanding of the firm’s strategies, performance and culture. The Chief Communication Officer also presents UBS to investors, analysts and rating agencies, is responsible for preparing and publishing quarterly and annual reporting products, manages and promotes the UBS corporate brand via advertising, sponsorship, art and visual design and coordinates UBS’s approach to corporate responsibility.

Group Head Human Resources
The Group Head Human Resources has UBS-wide responsibility for human resources. The position is responsible for shaping a meritocratic culture of ambition and performance and promoting UBS’s values for action. The Group Head Human Resources builds UBS’s capacity to attract and retain the best talent, in addition to creating an innovative and flexible work environment to ensure that all employees from different cultures and backgrounds with different perspectives can develop and succeed. Other responsibilities include succession planning for senior executives, designing and administering global compensation and benefits programs and the design, development and delivery of leadership development programs targeted at current and future senior leaders.

Chief Technology Officer (CTO)
The Chief Technology Officer (CTO) is the head of the information technology infrastructure unit (ITI). This unit encompasses all information technology infrastructure teams across UBS, covering management of data networks, telephone and other communications systems, IT security, distributed computing and servers, mainframes and data centers, market data services, user services and desktop computing. The unit focuses on serving all UBS’s businesses in a client-driven and cost-efficient way, as well as building towards a consistent technical architecture across UBS through the execution of the technology infrastructure strategy.

Group Offshoring
The Head Group Offshoring is responsible for delivering offshoring services to the business groups at appropriate and competitive prices. The service centers, which are operated by UBS staff in India and Poland, ensure that physical and technical features meet UBS risk and quality standards and comply with the operational risk framework.

Financial results

Business group reporting

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.07	31.12.06	31.12.05	31.12.06

Income	2,873 [1]	294	455	877

Credit loss (expense) / recovery [2]	(392)	(61)	232	(543)

Total operating income	2,481	233	687	965

Cash components	1,215	1,133	1,059	7

Share-based components [3]	168	131	108	28

Total personnel expenses	1,383	1,264	1,167	9

General and administrative expenses	1,298	1,242	1,084	5

Services (to) / from other business units	(2,194)	(1,978)	(1,730)	(11)

Depreciation of property and equipment	739	783	857	(6)

Amortization of intangible assets	0	9	17	(100)

Total operating expenses [4]	1,226	1,320	1,395	(7)

Business group performance from continuing operations before tax	1,255	(1,087)	(708)

Business group performance from discontinued operations before tax	7	4	4,564	75

Business group performance before tax	1,262	(1,083)	3,856

Additional information

BIS risk-weighted assets	7,984	8,969	8,143	(11)

Personnel (full-time equivalents)	6,913	4,771	3,922	45

Personnel excluding information technology infrastructure (ITI) (full-time equivalents)	2,570	1,716	1,370	50

Personnel for ITI (full-time equivalents)	4,343	3,055	2,552	42

1 Includes pre-tax gain of CHF 1,950 million related to the sale of 20.7% stake in Julius Baer. 2 In order to show the relevant business group performance over time, adjusted expected credit loss rather than credit loss expense is reported for all business groups. The difference between the adjusted expected credit loss and credit loss expense recorded at Group level is reported in the Corporate Center (see Note 2 in Financial Statements 2007). 3 Additionally includes related social security contributions and expenses related to alternative investment awards. 4 Includes expenses for the Chairman’s office (comprising the Company Secretary, Board of Directors and Group Internal Audit).

2007

Results

Corporate Center recorded a pre-tax profit from continuing operations of CHF 1,255 million in full-year 2007. This improvement, up from a loss of CHF 1,087 million in 2006, was mainly related to the CHF 1,950 million gained from the sale of a 20.7% stake in Julius Baer. In addition, positive cash flow hedges and higher income from the investment of equity also assisted the 2007 result. While all these developments helped operating income to rise, higher levels of credit loss expenses in 2007 moderated the increase.

Operating income
Total operating income increased to CHF 2,481 million in 2007 from CHF 233 million in 2006. This mainly reflects higher income, up from CHF 294 million in 2006 to CHF 2,873 million in 2007, which was boosted by the gains from the sale of UBS’s 20.7% stake in Julius Baer, positive impacts from cash flow hedges and higher proceeds from the invest ment of equity. This was partially offset by substantially increased credit loss expense recorded this year compared with a year earlier.
The credit loss result booked in Corporate Center represents the difference between the adjusted expected credit loss result booked in the business groups and the actual credit loss expense recognized in UBS’s financial statements. In 2007, UBS recorded a credit loss expense of CHF 238 million. The adjusted expected credit loss booked in the business groups was a recovery of CHF 154 million, resulting in a difference of CHF 392 that was booked in Corporate Center as a credit loss expense. In 2006, Corporate Center booked a credit loss expense of CHF 61 million.

Operating expenses
Total operating expenses were CHF 1,226 million in 2007, down CHF 94 million from CHF 1,320 million in 2006. At CHF 1,383 million in 2007, personnel expenses were up 9% from CHF 1,264 million in 2006, mainly reflecting the higher personnel numbers in information technology infrastructure (ITI), driven by higher business demand. Accelerated amortization of share-based compensation to certain terminated

UBS’s businesses
Corporate Center

employees during their employment also drove personnel costs up. In the same period, general and administrative expenses increased 5% to CHF 1,298 million from CHF 1,242 million. This is mainly related to higher ITI expenses in support of higher staff levels in the business groups. Operating Corporate Center also booked higher expenses in all areas. This was partially offset by lower provisions (2006 included a small portion of the provision for sub-leasing office space in the US) and advertising expenditures. Other businesses were charged CHF 2,194 million compared to CHF 1,978 million, reflecting the business driven cost increases of ITI and the India Service Centre. Depreciation of property and equipment decreased to CHF 739 million by CHF 44 million, or 6%, as several software components came to the end of their depreciation cycle. Amortization of intangible assets was CHF 0 million in 2007, CHF 9 million below the level a year earlier.

Information technology infrastructure

In 2007, the ITI cost per average number of financial business employees was CHF 27,131, a CHF 941 decrease from CHF 28,072 the previous year. This reflects a 12% increase in the average staff levels in financial businesses from 72,885 on 31 December 2006 to 81,715 at the end of 2007. ITI costs only increased by 8% during this period, supporting business growth plans.

2006

Results

Corporate Center recorded a pre-tax loss from continuing operations of CHF 1,087 million in full-year 2006, compared with a loss of CHF 708 million in 2005. The increased loss was mainly driven by a CHF 454 million decline in operating income.

Operating income
Total operating income decreased to CHF 233 million in 2006 from CHF 687 million in 2005. This reflected the credit loss expense recorded in 2006, which contrasted with the credit recovery reported in 2005. It was also a result of lower income from treasury activities.

The credit loss result booked in Corporate Center represents the difference between the adjusted expected credit loss result recorded in the business units and the credit loss expense / recovery recognized in the UBS financial statements. In 2006, UBS recorded a credit loss recovery of CHF 156 million compared to a recovery of CHF 375 million in 2005. In 2006, the adjusted expected credit loss recoveries of CHF 217 million credited to the business units exceeded UBS’s credit loss recovery. The difference of CHF 61 million was recorded in Corporate Center as a credit loss expense compared with the recovery of CHF 232 million recorded in 2005.
Income decreased by CHF 161 million to CHF 294 million in 2006 compared to CHF 455 million in 2005, mainly due to lower real estate gains and losses related to cash flow hedging (that were gains in 2005). This was slightly offset by gains from foreign exchange options in 2006.

Operating expenses
Total operating expenses were CHF 1,320 million in 2006, down CHF 75 million from CHF 1,395 million in 2005. At CHF 1,264 million in 2006, personnel expenses were up 8% from CHF 1,167 million in 2005, mainly a reflection of higher personnel numbers in ITI driven by higher business demand and the hiring of people to address the growing complexity of regulatory requirements. Personnel costs increased due to higher performance-related compensation and higher expenses for share-based components as the UBS share price increased compared with 2005. In the same period, general and administrative expenses increased 15% to CHF 1,242 million from CHF 1,084 million. In ITI, expenses for rent and maintenance of IT equipment, occupancy and communications increased with higher staff levels. Costs also increased as a small portion of the provision for sub-leasing office space in the US was booked in Corporate Center. Other businesses were charged CHF 1,978 million compared to CHF 1,730 million, reflecting the business driven cost increases of ITI. Depreciation of property and equipment decreased to CHF 783 million by CHF 74 million, or 9%, as several software components came to the end of their depreciation cycle. Amortization of intangible assets was CHF 9 million in 2006, CHF 8 million below the 2005 level.

Information technology infrastructure

In 2006, the ITI cost per average number of financial business employees was CHF 28,072, up CHF 1,341 from CHF 26,731 in 2005, reflecting the impact of supporting businesses in their growth plans. This was partially offset by cost savings from centrally managing the ITI.

UBS’s businesses
Industrial Holdings

Industrial Holdings

Income statement

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.07	31.12.06	31.12.05	31.12.06

Continuing operations

Revenues from Industrial Holdings	268	262	229	2

Other income	680	303	566	124

Total operating income	948	565	795	68

Personnel expenses	111	122	164	(9)

General and administrative expenses	44	51	56	(14)

Services (to) / from other business units	124	9	14

Depreciation of property and equipment	8	7	7	14

Amortization of intangible assets	6	5	6	20

Goods and materials purchased	119	116	97	3

Total operating expenses	412	310	344	33

Operating profit from continuing operations before tax	536	255	451	110

Tax expense	36	34	169	6

Net profit from continuing operations	500	221	282	126

Discontinued operations

Profit from discontinued operations before tax	128	875	530	(85)

Tax expense	(8)	(12)	93	33

Net profit from discontinued operations	136	887	437	(85)

Net profit	636	1,108	719	(43)

Net profit / (loss) attributable to minority interests	50	104	207	(52)

from continuing operations	50	1	(24)

from discontinued operations	0	103	231	(100)

Net profit attributable to UBS shareholders	586	1,004	512	(42)

from continuing operations	450	220	306	105

from discontinued operations	136	784	206	(83)

Additional information

Private equity [1]

Investments, at cost [2]	92	344	744	(73)

Gains recognized directly in equity	76	517	264	(85)

Portfolio fair value	168	861	1,008	(80)

Cost / income ratio (%) [3]	43.5	54.9	43.3

BIS risk-weighted assets	117	443	2,035	(74)

Personnel (full-time equivalents)	3,843	4,241	21,636	(9)

1 Only comprises financial investments available-for-sale. 2 Historical cost of investments made, less divestments and impairments. 3 Operating expenses / operating income.

UBS’s businesses
Industrial Holdings

Major participations

The private equity investments of UBS were moved to the Industrial Holdings segment in first quarter 2005, matching the strategy of de-emphasizing and reducing exposure to this asset class while capitalizing on orderly exit opportunities as they arise.

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

2007

In 2007, the Industrial Holdings segment reported a net profit of CHF 636 million, of which CHF 586 million was attributable to UBS shareholders.

In 2007, UBS completed the sale of two fully consolidated investments. The realized divestment gains are presented as discontinued operations for Industrial Holdings. Previous income statements have also been restated to reflect these divestments.
In 2007, unconsolidated private equity investments, including those accounted for under the equity method, recorded total divestment gains of CHF 718 million. The level of financial investments available-for-sale fell to CHF 92 million on 31 December
2007 from CHF 344 million a year earlier due to a number of exits which were partially offset by the funding of existing commitments. The fair value of this part of the portfolio decreased to CHF 168 million in 2007 from CHF 861 million in 2006 reflecting revaluations and successful divestments. Unfunded commitments on 31 December 2007 were CHF 67 million, down from CHF 227 million at the end of December 2006.
The net profit result in 2007 is shown after transfers of CHF 118 million to the Investment Bank. This was to compensate the Investment Bank for its efforts in helping dispose of certain private equity instruments, which had been transferred from the Investment Bank in 2005.

2006

In 2006, the Industrial Holdings segment reported a net profit attributable to UBS shareholders of CHF 1,004 million. In 2006, it completed the sale of four fully consolidated investments. The realized divestment gains are presented as discontinued operations for Industrial Holdings.

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

More about UBS

More about UBS

Sources of information

Annual report 2007

Four reports make up UBS’s full Annual Report 2007. They comply with the US disclosure requirements for foreign private issuers as defined by Form 20-F of the Securities and Exchange Commission (SEC) and combine audited and non-audited information. All four reports are available in English and German (SAP no.80531). The four reports are:

Strategy, Performance and Responsibility 2007
This provides a description of our firm, its strategy, organizational structure and financial performance for the last two years. It also discusses our standards for corporate behavior and responsibility, outlines demographic trends in our workforce and describes the way our people learn and are led.

Risk, Treasury and Capital Management 2007
In addition to outlining the principles by which we manage and control risk, this report provides an account of developments in credit risk, market risk, operational risk and treasury management during 2007. It also provides information on UBS shares.

Corporate Governance and Compensation Report 2007
Comprehensive information on our governance arrangements is included in this report, which also explains how we manage our relationships with regulators and shareholders. Compensation of senior management and the Board of Directors (executive and non-executive members) is discussed here. This report can be ordered separately (SAP no. 82307).

Financial Statements 2007
This comprises the audited financial statements of UBS for 2007, 2006 and 2005, prepared according to the International Financial Reporting Standards (IFRS). It also includes the audited financial statements of UBS AG (the parent bank) for 2007 and 2006, prepared according to Swiss banking law. Additional disclosure required by Swiss and US regulations is included where appropriate.

In addition to the four reports, Review 2007 is distributed broadly to UBS shareholders and contains key information on our strategy and financials. This booklet summarizes the information in the four-part annual report.

Quarterly reports

We provide detailed quarterly financial reporting and analysis, including comment on the progress of our businesses and key strategic initiatives. These quarterly reports are available in English.

How to order reports

These reports are available in PDF format on the internet at www.ubs.com/investors/topics in the reporting section. Printed copies can be ordered from the same website by accessing the order / subscribe panel on the right-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference where applicable, from UBS AG, Information Center, P.O. Box, CH-8098 Zurich, Switzerland.

Information tools for investors

Website
Our Analysts & Investors website at www.ubs.com/investors offers a wide range of information about UBS, financial information (including SEC filings), corporate information, share price graphs and data, an event calendar, dividend information and recent presentations given by senior management to investors at external conferences. Information on the internet is available in English and German, with some sections in French and Italian.

Messaging service
On the Analysts & Investors website, you can register to receive news alerts about UBS via Short Messaging System (SMS) or e-mail. Messages are sent in either English or German and users are able to state their preferences for the topics of the alerts received.

Results presentations
Senior management presents UBS’s results every quarter. These presentations are broadcast live over the internet, and can be downloaded on demand. The most recent result webcasts can be found in the financials section of our Analysts & Investors website.

Form 20-F and other submissions to the US Securities and Exchange Commission

We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is our annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934.

Our Form 20-F filing is structured as a “wrap-around” document. Most sections of the filing can be satisfied by referring to parts of the four reports (Strategy, Performance and Responsibility 2007, Risk, Treasury and Capital Management 2007, Corporate Governance and Compensation Report 2007 and Financial Statements 2007). However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. You are encouraged to refer to this additional disclosure.
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
More about UBS

More about UBS

Contacts

Switchboards

For all general queries.	Zurich	+41-44-234 1111

	London	+44-20-7568 0000

	New York	+1-212-821 3000

	Hong Kong	+852-2971 8888

Investor Relations

Our Investor Relations team supports institutional, professional and retail investors from our offices in Zurich and New York. www.ubs.com/investors	Hotline	+41-44-234 4100	UBS AG

	New York	+1-212-882 5734	Investor Relations

	Fax (Zurich)	+41-44-234 3415	P.O. Box

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

P.O. Box

CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

US Transfer Agent

For all global registered share-related queries in the US. www.melloninvestor.com	Calls from the US	+866-541 9689	BNY Mellon Shareowner Services

	Calls outside the US	+1-201-680 6578	480 Washington Boulevard

	Fax	+1-201-680 4675	Jersey City, NJ 07310, USA

sh-relations@melloninvestor.com

Cautionary statement regarding forward-looking statements | This report contains statements that constitute “forward-looking statements”, including but not limited to statements relating to the risks arising from the current market crisis, other risks specific to our business and the implementation of strategic initiatives, as well as other statements relating to our future business development and economic performance and our intentions with respect to future returns of capital. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to (1) the extent and nature of future developments in the US sub-prime market and in other market segments that have been affected by the current market crisis; (2) other market and macro-economic developments, including movements in local and international securities markets, credit spreads, currency exchange rates and interest rates, whether or not arising directly or indirectly from the current market crisis; (3) the impact of these developments on other markets and asset classes; (4) changes in internal risk control and in the regulatory capital treatment of UBS’s positions, in particular those affected by the current market crisis; (5) limitations in the effectiveness of our internal risk management processes, of our risk measurement, control and modeling systems, and of financial models generally; (6) developments relating to UBS’s access to capital and funding, including any changes in our credit ratings; (7) changes in the financial position or creditworthiness of our customers, obligors and counterparties, and developments in the markets in which they operate; (8) management changes and changes to the structure of our Business Groups; (9) the occurrence of operational failures, such as fraud, unauthorized trading, systems failures; (10) legislative, governmental and regulatory developments; (11) competitive pressures; (12) technological developments; and (13) the impact of all such future developments on positions held by UBS, on our short-term and longer-term earnings, on the cost and availability of funding and on our BIS capital ratios. In addition, these results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2007. UBS is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint | Publisher / Copyright: UBS AG, Switzerland | Languages: English, German
Order number Annual Report 2007: SAP-No. 80531E-0801

Mixed Sources Product group from well-managed forests and other controlled sources www.fsc.org Cert no. SQS-COC-100112 © 1996 Forest Stewardship Council

UBS AG P.O. Box, CH-8098 Zurich P.O. Box, CH-4002 Basel

www.ubs.com

1 Strategy, Performance and Responsibility UBS Annual Report 2007

Annual Report 2007 1 | Strategy, Performance and Responsibility 2 | Risk, Treasury and Capital Management 3 | Corporate Governance and Compensation Report 4 | Financial Statements

1

Introduction

Introduction

This year we have changed the structure of our annual report. Based on feedback from users, our annual report now consists of four themed reports. These combine audited and non-audited information.

Together, the four reports make up UBS’s full Annual Report 2007 and replace the former Financial Report, the Handbook and the Compensation Report. They comply with the US disclosure requirements for foreign private issuers as defined by Form 20-F of the Securities and Exchange Commission (SEC).

The four reports are:

Strategy, Performance and Responsibility 2007
This provides a description of our firm, its strategy, organizational structure and financial performance for the last two years. It also discusses our standards for corporate behavior and responsibility, outlines demographic trends in our workforce and describes the way our people learn and are led.

Risk, Treasury and Capital Management 2007
In addition to outlining the principles by which we manage and control risk, this report provides an account of developments in credit risk, market risk, operational risk and treasury management during 2007. It also provides information on UBS shares.

Corporate Governance and Compensation Report 2007
Comprehensive information on our governance arrangements is included in this report, which also explains how we manage our relationships with regulators and shareholders. Compensation of senior management and the Board of Directors (executive and non-executive members) is discussed here.

Financial Statements 2007
This comprises the audited financial statements of UBS for 2007, 2006 and 2005, prepared according to the International Financial Reporting Standards (IFRS). It also includes the audited financial statements of UBS AG (the parent bank) for 2007 and 2006, prepared according to Swiss banking law. Additional disclosure required by Swiss and US regulations is included where appropriate.

In addition to the four reports, Review 2007 is distributed broadly to UBS shareholders and contains key information on our strategy and financials. This booklet summarizes the information in the four-part annual report.

If you only ordered specific reports in prior years, please note that the former Compensation Report is now called Corporate Governance and Compensation Report 2007, and the former Annual Review is now called Review 2007. Our contact details are listed in the final pages of this report – please be in contact with us so that we can arrange delivery of the reports you require.

This report contains information that is current as of the date of this report. We undertake no obligation to update this information or notify you if it should change or if new information should become available.

Our aim is to provide publications that are useful and informative. In order to ensure that UBS remains among the leading providers of corporate disclosure, we would like to hear your opinions on how we can improve the content and presentation of our products (see contact details on the final pages of this report).

UBS

Audited information according to IFRS 7 and IAS 1

Risk disclosures provided in line with the requirements of the International Financial Reporting Standard 7 (IFRS 7), Financial Instruments: Disclosures, and disclosures on capital required by the International Accounting Standard 1 (IAS 1), Financial Statements: Presentation, form part of the financial statements audited by UBS’s independent registered public accounting firm Ernst & Young Ltd., Basel. This information (the audited texts, tables and graphs) is marked by a bar on the left-hand side throughout this report and is incorporated by cross-reference into UBS’s Financial Statements 2007.

Risk management and control

–	Taking, managing and controlling risk is core to UBS’s businesses. The aim is to achieve an appropriate balance between risk and return

–	UBS’s risk management and control frameworks are based on business management accountability and independent risk control for credit, market, liquidity, funding and operational risks

–	After its substantial losses in 2007, UBS is taking steps to ensure that the lessons learnt are embedded in its risk management and control framework

Developments in 2007

Many parts of UBS’s risk management and control framework were resilient in the face of 2007’s stressful market conditions

Credit risk:

–	the quality of Global Wealth Management & Business Banking’s lending portfolio remains high

–	the Investment Bank actively reduced credit risk where possible, in light of its exposure to the US residential mortgage market and in conjunction with its management of balance sheet and risk-weighted assets usage

Market risk:

–	neither trading management nor market risk controllers foresaw the extreme developments in the previously deep and liquid US residential mortgage market, which revealed the tail risks in UBS’s portfolio

–	with the accompanying drying up of liquidity in parts of the market, the size of UBS’s positions has proved excessive relative to the market

Recent enhancements to market risk management and control

Risk management:
Repositioning of the Investment Bank’s fixed income, currencies and commodities (FICC) business:

–	creation of a workout group to ensure robust risk management of segregated legacy portfolios and develop orderly exit strategies

–	refocusing remaining real estate-related activities towards intermediation of client flows and alignment to needs of investment banking and wealth management clients

–	consolidation of flow credit trading management to improve risk aggregation and communication

Risk management and valuation models for products related to US residential mortgages have been refined and recalibrated to reflect current projections and market prices

Risk control:

–	improvement of measurement of basis risk by increasing granularity of risk representation

–	protection against extreme market moves through more extensive use of limits by asset class, based on gross values as well as risk sensitivities

–	additional controls to highlight positions which are large relative to market depth

–	revision of global stress testing approach to deliver a more diverse range of scenarios, which better differentiate between the source of a stress event and its contagion effect. Stress testing to consider liquidity as well as price sensitivity

Disclosed risk concentrations

US sub-prime residential mortgages:
–	residential mortgage-backed securities (RMBS)
–	super senior RMBS collateralized debt obligations (CDOs)
–	warehouse and retained RMBS CDOs

US Alt-A residential mortgages:
–	AAA-rated RMBS backed by first lien mortgages
–	other

US commercial real estate exposures:
–	trading assets
–	real estate loans

US reference-linked note program

Monoline insurers

Auction rate certificates

Leveraged finance deals

Disclosure is detailed on pages 11-14 of this report

Risk management
Risk management and control

Risk management and control

In 2007, UBS suffered significant losses as a result of positions in instruments related to US residential mortgage markets. This experience does not invalidate UBS’s risk management and risk control principles – the high level precepts remain valid – but it has demonstrated that the policies, measures and processes that implement the principles can be strengthened in some ways. UBS is taking steps to ensure that the lessons learned in 2007 are embedded in its risk management and control frameworks and in the structure and processes of its risk control organization.

Risk management and control principles

Taking, managing and controlling risk is core to UBS’s business. The aim is not, therefore, to eliminate all risks but to achieve an appropriate balance between risk and return. UBS’s approach to risk management and control is based on five principles:

–  business management throughout the firm is accountable for all the risks assumed or incurred by their business operations and is responsible for the continuous and active management of risk exposures to ensure that risk and return are balanced;

–  an independent control process is an integral part of the firm’s structure – its goal is to provide an objective check on risk-taking activities and to support senior management in achieving appropriate alignment of the interests of all stakeholders including shareholders, clients and employees;

–  comprehensive, transparent and objective risk disclosure to senior management, the Board of Directors (BoD), shareholders, regulators, rating agencies and other stakeholders is an essential component of the risk control process;

–  earnings protection is based on limiting the scope for adverse variations in earnings and exposure to stress events – controls are applied at the level of individual exposures and portfolios in each business and to risk in aggregate, across all businesses and major risk types, relative to the firm’s risk capacity (the level of risk UBS is capable of absorbing, based on its anticipated earnings power); and

– protection of UBS’s reputation ultimately depends on the effective management and control of the risks incurred in the course of business.

The principles are the foundation upon which the more detailed risk management and control frameworks are built. These frameworks comprise both qualitative elements, including policies and authorities, and quantitative components including limits. They are continually adapted and enhanced as UBS’s business and the market environment evolve.

The pace of innovation in financial markets makes this challenging, and never more so than when markets undergo major dislocations as they did in 2007. Many parts of UBS’s risk management and control frameworks were resilient in the face of these stressful conditions, but, in a limited area of the Investment Bank, some aspects of risk management assessments and the market risk control framework proved inadequate to identify certain risk concentrations and therefore to prevent losses in the extreme market conditions of the second half of 2007.

è The steps UBS is taking to strengthen its risk management and control frameworks are described in the sidebar “Enhancements to market risk management and control” on pages 36–37 of this report

Risk management and control responsibilities

The BoD has a strategic and supervisory function. It is responsible for the firm’s fundamental approach to risk, for approving the risk principles and for determining risk capacity and risk appetite.

The Chairman’s Office acts as the Risk Council of the BoD. In this capacity, it oversees the risk profile of the firm on behalf of the BoD and oversees implementation by the Group Executive Board (GEB) of the risk management and control principles.
The GEB, together with its Risk Sub-Committee, is responsible for implementing the risk principles, including approval of core risk policies, and for managing the risk profile of UBS as a whole.
The Group Chief Risk Officer (Group CRO) has overall responsibility for the development, implementation and enforcement of UBS’s risk principles. The role is supported by the Group Chief Credit Officer (Group CCO), the Group Head of Market Risk and the Group Head of Operational Risk. Together they establish risk control frameworks, formulate risk policies and determine methodologies for measurement and assessment of risk. They are responsible for monitoring UBS’s risks and its risk / return profile, and have the authority to mandate risk reductions in the light of market conditions and UBS’s financial resources.
The Group Chief Financial Officer (Group CFO) is responsible for transparency in the financial performance of UBS and its business groups, including high-quality and timely reporting and disclosure in line with regulatory requirements, corporate governance standards and global best practice. The Group CFO is responsible for implementation of the risk principles in the areas of capital management, liquidity, funding and tax.
The Group General Counsel is responsible for implementing the risk principles in the areas of legal and compliance.

Risk management and control framework

The Chief Executive Officer (CEO) of each business group has overall responsibility for the business group and its management, and is accountable for its results and risks.

Within the business groups, business management is responsible for ensuring that risks are identified and managed. The risk control functions are responsible for the implementation of independent control processes. They are empowered to enforce the risk principles and frameworks and corrective measures mandated by the Group CRO, the risk function heads and senior management.

All employees, but in particular those involved in risk decisions, must make UBS’s reputation an overriding concern. Responsibility for UBS’s reputation cannot be delegated or syndicated.

The risk control process

There are five key elements in the independent risk control process:

–  risk policies to implement the risk principles, reflecting UBS’s risk capacity and risk appetite, and consistent with evolving business requirements and international best practice. UBS’s risk policies are principle-based, specifying minimum requirements, high-level controls and standards, and broad authorities and responsibilities

– they are never a substitute for the exercise of sound business judgment but, rather, guide and determine actions and decisions;
–	risk identification through continuous monitoring of portfolios, assessment of risks in new businesses and complex or unusual transactions, and ongoing review of the risk profile in the light of market developments and external events;
–	risk measurement using methodologies and models which are independently verified and approved;
–	risk control by monitoring and enforcing compliance with risk principles, policies and limits, and with regulatory requirements; and
–	transparent risk reporting to stakeholders, and to management at all levels, on all relevant aspects of the approved risk control framework, including limits.
UBS has control processes around the establishment of new businesses or significant changes to existing businesses, and the execution of complex or unusual transactions. These processes involve the business, and potentially all the control functions – risk control, legal, compliance, treasury, finance, tax and logistics, as necessary. The objective is to ensure that all critical elements are addressed across disciplines. A key aspect is whether transactions can be booked in a way that will permit appropriate ongoing risk management, measurement, control and reporting. These processes are being strengthened to reflect the lessons learned in 2007.
More generally, UBS is seeking ways to further integrate its credit and market risk structure in the Investment Bank to provide a more holistic view within and across asset classes.
è	For further details, refer to the sidebar “Enhancements to market risk management and control” on pages 36–37 of this report

Risk management
Risk management and control

Risk categories

Business risks are the risks associated with a chosen business strategy – it is business management’s responsibility to respond to fundamental changes in the economic environment and the competitive landscape. Business risks are not subject to independent risk control but are factored into the firm’s planning and budgeting process and the assessment of UBS’s risk capacity and overall risk exposure.

The primary and operational risks inherent in business activities are subject to independent risk control.

Primary risks are:

–  credit risk – the risk of loss resulting from the failure of a client or counterparty to meet its contractual obligations. It arises on traditional banking products, such as loans and commitments, and on derivatives and similar transactions. A form of credit risk also arises on securities and other obligations in tradable form. Their fair values are affected by changing expectations about the probability of failure to meet obligations as well as actual failures. Where these instruments are held in connection with a trading activity, UBS controls the risk as market risk;

–  market risk – the risk of loss resulting from changes in market variables of two broad types: general market risk factors and idiosyncratic components. General market risk factors include interest rates, exchange rates, equity market indices, commodity prices and general credit spreads. Idiosyncratic components are specific to individual names and affect the values of their securities and other obligations in tradable form, and derivatives referenced to those names. Investment positions may also be affected by market risk factors but they are often not liquid and are generally intended or required to be held beyond a normal trading horizon. For these reasons they are subject to a different control framework; and

–  liquidity and funding risk – the risk that UBS might be unable to meet its payment obligations when due, or to borrow funds in the market on an unsecured or secured basis at an acceptable price to fund actual or proposed commitments.

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external causes, whether deliberate, accidental or natural. Operational risks must be monitored, and are controlled and mitigated to the extent possible and desirable.

è   The control frameworks for these risk categories are described in the following sections of this report: “Credit risk”, “Market risk”, “Investment positions”, “Operational risk” and “Treasury and capital management”

Quantitative controls

In principle, for risks that are quantifiable, UBS measures potential loss at three levels – expected loss, statistical loss and stress loss.

Expected loss is the loss that is expected to arise on average over time in connection with an activity. It is an inherent cost of such activity, and must be factored into business plans. For financial instruments carried at fair value, expected loss is reflected in valuations and deducted directly from revenues.

Statistical loss measures, such as Value at Risk (“VaR”), estimate the amount by which actual loss in a portfolio can exceed expected loss over a specified time horizon, measured to a specified level of confidence (probability).
Stress loss is the loss that could arise from extreme events, typically beyond the confidence level of the statistical loss estimate, and is normally a scenario-based measure.
Concentration controls complement portfolio risk measures. Controls are generally applied where UBS identifies that positions in different financial instruments or different portfolios are affected by changes in the same risk factor or group of correlated factors and there is the potential for significant loss in the event of extreme but plausible adverse developments. UBS’s concentration controls include credit limits for individual clients, counterparties and counterparty groups, ceilings on exposure to all but the best-rated countries, limits on potential loss from changes in general market risk factors, and thresholds on single name exposures in the trading portfolio.

è   These controls are explained in more detail in the “Credit risk” and “Market risk” sections of this report; an analysis of identified risk concentrations is provided in the “Risk concentrations” section of this report

The primary day-to-day quantitative controls are intended to govern normal periodic adverse results and prevent severe losses as a result of stress events. The identification of stress events and scenarios to which UBS is vulnerable and an assessment of their potential impact – in particular the danger of aggregated losses from a single event through concentrated exposures – is a critical component of the risk control process. Risk measures and controls rely on a combination of past experience, available external data, and judgments about likely future developments. Each new stress event is in some way unique, and thus no risk measure can provide complete protection against every possible scenario. Equally, each stress event offers new insights into ways of enhancing risk measures and controls, whether specific to an individual portfolio or risk type or, as is the case with the experience of 2007, a more generic extension from a particular experience, applying the lessons learned more broadly.

è The measures UBS is taking in response to the losses incurred in 2007 are described in the sidebar “Enhancements to market risk management and control” on pages 36–37 of this report

“Earnings-at-risk” and “Capital-at-risk”
To complement the day-to-day operating controls, UBS has developed two concepts – “Earnings-at-risk” and “Capital-at-risk” – to assess aggregate risk exposure across risk types and businesses against its financial resources. These measures assess UBS’s ability to absorb the potential loss inherent in its business in the current economic cycle, across all business lines, and from all major sources, including primary risks, operational risks and business risks.
Earnings-at-risk focuses on UBS’s ability to absorb losses from current earnings, while capital-at-risk considers more extreme losses and their potential to lead to a breach of minimum regulatory capital requirements or, ultimately, to insolvency. Capital-at-risk is an input to the capital management process.
Earnings-at-risk has been an integral part of the risk control process since 2004 and is monitored by the GEB and Chairman’s Office as part of the regular quarterly risk reporting cycle. The concept reflects UBS’s long-held view that the first and primary resource to absorb losses is a firm’s earnings stream. Earnings-at-risk has three elements – risk capacity, risk exposure and risk appetite.
Risk capacity is the level of risk UBS considers itself capable of absorbing, based on its earnings power, without damage to its dividend paying ability, its strategic plans and, ultimately, its reputation and ongoing business viability. It is based on a combination of budgeted / forecast and historical revenues and costs, adjusted for performance-related compensation, and dividends and related taxes.
Risk exposure is an estimate of potential loss based on current and prospective risk limits and risk positions across major risk categories – primary risks, operational risk and business risk. It is assessed against a severe but plausible constellation of events over a one-year time horizon to a 95% confidence level – in effect to assess the impact of a “once in 20 years” event. The measure builds on the statistical loss measures used in the day-to-day operating controls as far as possible, extending their time horizons where necessary, with adjustments and supplements determined by management to reflect known coverage gaps, measurement weaknesses and potential events. The results are combined to reflect potential correlations between the various risk categories under the severe scenarios envisaged.
A comparison of risk exposure with risk capacity serves as a basis for determining the appropriateness of current or proposed risk limits, and UBS’s ability to pay a cash dividend out of its current year earnings. It is also one of the tools available to management to guide decisions on adjustments to the risk profile.
Risk appetite is established by the BoD, who set an upper bound on aggregate risk exposure in the form of a “risk exposure ceiling”. It is appropriate that risk exposure should be less than risk capacity, but in the difficult market conditions that confronted UBS in 2007, this relationship has not held: calculated risk exposure has increased and risk capacity has fallen beyond the levels predicted. For 2007 as a whole, UBS recorded a net loss, showing that the risk inherent in some positions had resulted in total risk exposure greater than UBS’s risk capacity.
The pattern of UBS’s losses was unexpected – a limited area experiencing extreme writedowns while other areas maintained strong or even record performance. In these circumstances, there was less flexibility to adjust performance-related compensation than had previously been assumed. This, and the actual losses experienced, reduced measured risk capacity.
On the other hand, risk exposure increased. Major market and credit risk limits for parts of the Investment Bank not connected to US residential mortgage markets were adjusted in recognition of the reduced risk capacity but the reduction was more than offset by other factors: the standard market risk measures reported higher exposure as volatility increased, and because it had become apparent that some of these measures did not fully capture certain market risks, a much larger exposure estimate was used for these positions.
Measured risk exposure is neither an expected case nor a worst case and it can be significantly affected by many external factors. Based on UBS’s assessment of the various dimensions of its portfolio of risks, and their potential evolution – particularly in light of its US residential mortgage-related exposures – management will continue to reduce the firm’s risk exposure to achieve an appropriate level relative to its risk capacity, but liquidity has been and remains quite poor in the markets for positions on which UBS has suffered major losses.
As with any model, Earnings-at-risk is heavily dependent on the many assumptions (including the chosen confidence level) and estimates that are necessarily entailed in determining the inputs and generating the output, not least because risk exposure includes a combination of statistical and more judgmental elements. Measured risk exposure must be understood in this context. Risk capacity and risk exposure are, furthermore, dynamic measures, affected significantly by the external environment which will impact, for example, correlations between risk categories, the liquidity of UBS’s positions, the potential to reduce or hedge them at reasonable prices, and UBS’s funding costs. In the current difficult market conditions, there is a high degree of uncertainty in the statistical estimation of risk exposure and a material element is now contributed by supplementary measures. Observable data has been supplemented by judgmental elements for residential and commercial real estate, corporate and consumer credit and US municipal and student loan markets, and for potential defaults by monoline insurers. These estimates are subjective, not derived from statistical models but determined through extensive consultation between risk control professionals.
Capital-at-risk builds off the Earnings-at-risk concept but assesses the potential for losses to exceed earnings capacity and erode capital. For Capital-at-risk, the analysis of risk exposure is essentially the same as for Earnings-at-risk but measured at two higher confidence levels – the first in relation

Risk management
Risk management and control

to UBS’s minimum regulatory capital requirement, and the second in terms of solvency.

The Capital-at-risk measure of aggregate risk exposure is an important consideration in the assessment of capital adequacy.
è	Further details are available in the “Capital management” section of this report

Like Earnings-at-risk, Capital-at-risk relies on the day-to-day risk control measures and will potentially underestimate aggregate exposure if these measures do not fully capture the risks. As the underlying systems are enhanced – a process which is already in hand – the measures of aggregate risk exposure will also improve, and in the meantime supplementary estimates will continue to be incorporated. Furthermore, as a result of the events of 2007, UBS has gained a better understanding of the dynamics of the risk capacity and exposure measures and of the interplay between differ-

ent measures of capacity – in particular the relationship between risk management, treasury management and capital management measures.

Qualitative controls

Although measurement of risk is clearly important, quantification does not always tell the whole story, and not all risks are quantifiable. Due diligence, sound judgment, common sense and an appreciation of a wide range of potential outcomes – including a willingness to challenge assumptions – are key components of a strong risk culture for both risk management and risk control. UBS’s risk measures did not adequately identify risks in the US residential mortgage markets in 2007, and qualitative assessments equally did not fully appreciate the range of potential outcomes and the deep tail risk in the portfolio. UBS will learn from this experience and will strive to strengthen its risk culture accordingly.

Risk management
Risk concentrations

Risk concentrations

Risk concentrations

A concentration of risk exists where positions in financial instruments are affected by changes in the same risk factor or group of correlated factors, and the exposure could, in the event of extreme but plausible adverse developments, result in significant losses. The identification of risk concentrations necessarily entails judgment about potential future developments, which cannot be predicted with certainty. In determining whether a concentration of risk exists, risk controllers consider a number of elements, both individually and in combination. They include the shared characteristics of the instruments; the size of the position; the sensitivity of the position to changes in risk factors and the volatility of those factors; the liquidity of the markets in which the instruments are traded and the availability and effectiveness of hedges or other potential risk mitigants; and the risk reward profile of the positions. If a risk concentration is identified, it is assessed to determine whether it should be reduced or the risk should be mitigated, and the available means to do so. Identified concentrations are subject to increased monitoring.
Based on its assessment of the portfolios and asset classes where there is the potential for material loss in a stress scenario relevant to today’s environment, UBS believes that the exposures shown below can be considered risk concentrations according to this definition.
There is clearly a possibility that losses could arise on asset classes and positions other than those disclosed, if the correlations that emerge in a stressed environment differ markedly from those envisaged by UBS. The firm has, for example, exposures to other US asset-backed securities (ABS), non-US (both Swiss and non-Swiss) residential and commercial real estate and mortgages, non-US ABS, non-US reference linked note (RLN) programs, corporate collateralized debt obligations (CDOs) and collateralized loan obligations (CLOs) globally, and non-US structured credit programs. It is exposed to credit spread and default risk on its fixed income trading inventory, to idiosyncratic risk on both equities and fixed income inventory, and to emerging markets country risk in many of its trading activities. It has derivatives transactions and a significant prime services business through which it is exposed to the hedge fund industry. If UBS decided to support a Global Asset Management fund or another investment sponsored by UBS it might, depending on the facts and circumstances, present risks that could increase to material levels. UBS does not currently foresee the likelihood of material losses on such positions but the possibility cannot be ruled out.

è   The amount and composition of UBS’s Swiss real estate exposure, which arises from domestic lending by Global Wealth Management & Business Banking, is discussed in the “Credit risk” section of this report

Exposure to US mortgage markets

The area of UBS most severely affected by the progressive market dislocation during 2007 is the fixed income, currencies and commodities (FICC) business of the Investment Bank, which has positions in securities related to the US residential mortgage market in a number of portfolios. The deterioration of this sector was more sudden and severe than any such event in recent market history. As a result, the securitized credit markets became illiquid and UBS’s positions, including securities with high credit ratings, lost substantial value. These difficulties persisted throughout third quarter 2007, with further deterioration in fourth quarter 2007 as increasing homeowner delinquencies fuelled market expectations of future writedowns. During fourth quarter, monoline insurers were adversely affected by their exposure to US residential mortgage-linked products.

è The major losses incurred in 2007 on the positions disclosed below are detailed in Note 3 in Financial Statements 2007

In the tables below, the size of the positions held is expressed as “net exposure”. Net exposures for each instrument class are the sum of the long and short positions where hedge effectiveness is considered to be high. UBS’s net exposures will increase

US sub-prime residential mortgage exposure

Net exposures
USD billion	as of 31.12.07

Total[1]	27.6

Of which

residential mortgage-backed securities (RMBS)	14.2

super senior RMBS collateralized debt obligations (CDOs)[2]	13.3

warehouse and retained RMBS CDOs	0.1

1 The equivalent position at 31 December 2006 was approximately USD 42.5 billion. At this date, positions were not analyzed in the form presented for 31 December 2007. The figure for 31 December 2006 has therefore been estimated based on securities position records, in order to supply the disclosure required by accounting standards. 2 Hedges provided by a single monoline insurer rated non-investment grade on 31 December 2007 were considered to be ineffective. Hedge ineffectiveness is treated as an addition to net exposure and no value is ascribed to the hedge.

Risk management
Risk concentrations

US Alt-A residential mortgage exposures

Net exposures
USD billion	as of 31.12.07

Total[1]	26.6

Of which

AAA-rated RMBS backed by first lien mortgages	21.2

other	5.4

1 There is no industry standard definition of Alt-A. For 31 December 2007 the classification is based solely on FICO scores, which are a commonly used basis of categorization. The equivalent position at 31 December 2006 was approximately USD 37.6 billion. At this date, positions were not analyzed in the form presented for 31 December 2007. The figure for 31 December 2006 has therefore been estimated based on securities position records, in order to supply the disclosure required by accounting standards.

US commercial real estate exposures

Net exposures
USD billion	as of 31.12.07

Trading assets[1]	3.6

Real estate loans[2]	4.1

1 Equivalent position at 31 December 2006 USD 6.5 billion. 2 Equivalent position at 31 December 2006 USD 3.7 billion.

US reference-linked notes program exposure

	31.12.07[1]
USD billion	Assets held	Credit protection remaining	Net exposures

Market value	13.2	2.0	11.2

Of which

sub-prime and Alt-A	4.4	0.6	3.8

commercial mortgage-backed securities (CMBS)	3.6	0.6	3.0

other	5.2	0.8	4.4

1 Equivalent positions at 31 December 2006 were: assets held USD 20.8 billion, of which sub-prime and Alt-A USD 9.9 billion, commercial mortgage-backed securities (CMBS) USD 3.7 billion; net exposure USD 17.2 billion, of which sub-prime and Alt-A USD 7.9 billion, CMBS USD 3.1 billion.

if hedges are considered to have become ineffective. From a risk management perspective, it is necessary to look beyond net exposure and consider important factors such as different vintages, delinquency rates, credit ratings and underlying mortgage pools, as well as differences in attachment points, timing of cash flows, control rights, other basis risks and counterparty risk.

Positions related to US residential sub-prime mortgages

On 31 December 2007, approximately one-quarter of residential mortgage backed securities (RMBS) referred to mortgage loans of 2005 or earlier vintages, while three-quarters referred to mortgage loans with 2006 and 2007 vintages. On 31 December 2007, the overwhelming majority of these securities were rated AAA and had an expected weighted average life of around three years.
At the same date, around one-third of UBS’s positions in super senior RMBS CDOs referred to mortgage loans of vintage 2005 or earlier. The other two-thirds referred to mortgage loans with 2006 and 2007 vintages. These securities have a range of subordination levels, maturities and rights in the event of default.

Positions related to US residential Alt-A mortgages

UBS’s Alt-A position can be divided into two categories. The first consists of AAA-rated RMBSs, backed by first lien mortgages, which amounted to USD 21.2 billion at 31 December

2007. The second category consists of other RMBSs, either non-AAA or RMBSs backed by second lien mortgages, and a small CDO exposure. These positions amounted to USD 5.4 billion at year-end 2007.

Positions related to US commercial real estate

UBS has exposure to US commercial real estate from two sources. The first is its trading inventory, which includes commercial mortgage-backed securities (CMBS) and loans held for securitization, amounting to USD 3.6 billion net exposure on 31 December 2007. Approximately 90% of the CMBS and loans are rated AA or better. These positions are exposed to credit spread movements and this risk is actively managed.
The second category consists of direct loans and investments totaling USD 4.1 billion on 31 December 2007, of which USD 400 million are classified as equity investments. These assets are diversified by sector and geography.

Positions related to the US reference-linked note program

The structure of UBS’s reference-linked note (RLN) program is explained in the sidebar opposite.
UBS has created ten US RLNs to date. The maximum permitted face values of the underlying asset pools total USD 16.9 billion face value, and UBS holds total credit protection of USD 3.8 billion (on average about 23%).

Exposure[1] to monoline insurers, by rating

	31.12.07
							Fair value of CDSs
					Fair value of CDSs[5]	Credit valuation	after credit
			Fair value of		prior to credit valu-	adjustment in	valuation
USD billion	Notional amount[3]		underlying CDOs[4]		ation adjustment	2007	adjustment
Credit protection bought from monoline insurers rated[2]	Column 1		Column 2		Column 3 (=1–2)	Column 4	Column 5 (=3–4)

A or higher

on US sub-prime residential mortgage-backed securities (RMBS) CDOs high grade	7.1		4.7		2.4	0.2	2.2

on US sub-prime RMBS CDOs mezzanine	1.1		0.6		0.5	0.0	0.5

on other US RMBS CDO	1.0		0.8		0.2	0.0	0.2

Total	9.2		6.1		3.1	0.2	2.9

Non-investment grade or unrated

on US sub-prime RMBS CDOs high grade	0.0		0.0		0.0	0.0	0.0

on US sub-prime RMBS CDOs mezzanine	1.6		1.1	[6]	0.5	0.4	0.1

on other US RMBS CDO	0.8		0.6	[6]	0.2	0.2	0.0

Total	2.4		1.7	[6]	0.7	0.6	0.1

Credit protection on US RMBS CDO	11.6	[7]	7.8		3.8	0.8	3.0	[7]

Credit protection on other than US RMBS CDOs	12.6	[7]	11.9		0.7	0.1	0.6	[7]

1 Excludes the benefit of credit protection purchased from unrelated third parties.   2 Categorization based on the lowest insurance financial strength rating assigned by external rating agencies.   3 Represents gross notional amount of credit default swaps (CDSs) purchased as credit protection.   4 Collateralized debt obligations (CDOs).   5 Credit default swaps (CDSs).   6 Remaining credit protection from non-investment grade monoline of USD 1.2 billion on sub-prime residential mortgage-backed securities (RMBS) CDOs and USD 0.6 billion on other RMBS CDOs is considered ineffective.   7 As of 31 December 2006, the notional amount of CDSs on US RMBS CDOs bought from monoline insurers was USD 6.7 billion and on other exposures USD 7.8 billion. The fair values of these CDSs were zero at that date.

On 31 December 2007, the total fair value of assets held by UBS in connection with the US RLN program was USD 13.2 billion.

The original credit protection of USD 3.8 billion is still intact. Cumulative fair value gains of USD 1.8 billion have been recognized on this credit protection in the income statement up to 31 December 2007 and the fair value of the remaining credit protection at 31 December 2007 was USD 2 billion.

Exposure to monoline insurers

The vast majority of UBS’s direct exposure to the monoline sector arises from over-the-counter (OTC) derivative contracts – mainly credit default swaps (CDSs). Across all asset classes, the total fair value of CDS protection purchased from monoline insurers on 31 December 2007 was USD 3.6 billion, after credit valuation adjustments of USD 957 million (CHF 1,091 million) in 2007, all of which were taken in

Reference-linked note program

Reference-linked notes (RLN) are credit-linked notes issued by UBS referenced to an underlying pool of assets which are consolidated on UBS’s balance sheet. The assets consist of a variety of fixed income positions, including corporate bonds, collateralized loan obligations, residential mortgage-backed securities (RMBSs), commercial mortgage-backed securities, collateralized debt obligations (CDOs) and other asset-backed securities. The proceeds of the notes provide UBS with credit protection against defined default events in the underlying asset pool up to a certain percentage. The notes have a maturity that is generally longer than the life of the instruments included in the underlying pool.
Through the lifetime of each RLN, UBS will realize losses if defaults in the underlying asset pool exceed the percentage protection, or if assets which do not ultimately default are sold at a loss.
Up to maturity, UBS is subject to revenue volatility as the RLN program is classified as held for trading under International Financial Reporting Standards (IFRS) and is therefore carried at fair value. Since the inception of the US RLN program, the credit protection has been valued using approaches that UBS considers to be consistent with market standard approaches for tranched credit protection. UBS seeks to actively manage its risk exposures in connection with the US RLN program via derivative and cash market positions. This can also contribute to revenue volatility.

Risk management
Risk concentrations

Leveraged finance commitments

As of
USD billion	31.12.07[1]

Total	11.4

Of which old deals	5.6

funded	3.2

Of which new deals	5.8

funded	4.2

1 The total equivalent position at 31 December 2006 was total USD 12.3 billion, of which the funded component was USD 0.9 billion.

fourth quarter. Of these totals, USD 2.9 billion represents CDSs bought as protection for portfolios of US RMBS CDO, after credit valuation adjustments of USD 871 million (CHF 993 million) in fourth quarter.

Direct exposure to monoline insurers is calculated as the sum of the fair values of individual CDSs. This, in turn, depends on the valuation of the instruments against which protection has been bought. A positive fair value, or a valuation gain, on the CDS is recognized if the fair value of the instrument it is intended to hedge is reduced.
The table on the previous page shows the CDS protection bought from monoline insurers. It illustrates the notional amounts of the protection originally bought, the fair value of the underlying CDOs and the fair value of the CDSs both prior to and after credit valuation adjustments taken for these contracts in 2007.
In fourth quarter 2007, UBS took credit valuation adjustments of USD 588 million (CHF 670 million) on CDSs on US RMBS CDOs purchased from a monoline insurer whose credit rating was downgraded to “non-investment grade”. These valuation adjustments reflect the degree to which UBS considers its claims against this monoline counterparty to be impaired. For risk management purposes, the underlying US RMBS CDOs are treated as unhedged on 31 December 2007 and are included in the super senior RMBS CDO exposure in the table on page 11.
In its trading portfolio, UBS also has indirect exposure to monoline insurers through “monoline wrapped” securities issued by US states and municipalities, student loan programs and other asset-backed securities totaling approximately USD 11 billion on 31 December 2007 (approximately USD 8 billion on 31 December 2006).

Exposure to auction rate certificates

Auction rate certificates (ARCs) are long-term securities structured to allow frequent resetting of their coupon and, at the same time, the possibility for holders to redeem their investment, giving ARCs some of the characteristics of a short-term instrument. They are typically issued by US states, student loan programs, municipalities and related agencies and authorities, and may be wrapped by monoline insurers. An auction takes place at the beginning of each interest reset period to determine the coupon for that period.

UBS sponsors ARCs programs and although it is not obligated to do so, it has, from time to time, provided liquidity to the auction process by buying securities when there were not enough bids from investors. As a result of the continued deterioration of credit markets and concerns about the financial status of monoline insurers, the demand for ARC securities has been falling since fourth quarter 2007. In first quarter 2008 a number of auctions failed and the market has become illiquid, leading to valuation uncertainties.
On 31 December 2007, UBS had ARC positions in its trading inventory totaling USD 5.9 billion, of which USD 4.5 billion related to student loans. USD 1.9 billion of the student loans and USD 1.4 billion of the other ARCs are “monoline wrapped” and are included in the indirect exposures to monolines of USD 11 billion detailed above. There were no material writedowns on ARCs securities up to the end of 2007.
On 31 December 2006, UBS had ARC positions totaling USD 1.0 billion, of which USD 0.3 billion related to student loans. USD 0.1 billion of the student loans and USD 0.7 billion of the other ARCs were monoline wrapped.

Exposure to leveraged finance deals

UBS has leveraged finance commitments entered into both before and after the market dislocation in July 2007. Transactions since this dislocation typically have pricing terms and covenant and credit protection that are more favorable to underwriters and investors than those entered into in the first half of 2007. On 31 December 2007, commitments entered into by UBS before the dislocation (“old deals”) amounted to USD 5.6 billion while those entered into subsequent to the dislocation (“new deals”) totaled USD 5.8 billion.

Risk management
Credit risk

Credit risk

Credit risk is the risk of financial loss resulting from failure by a client or counterparty to meet its contractual obligations to UBS. This can be caused by factors directly related to the counterparty, such as business or management problems, or from failures in the settlement process, for example on foreign exchange transactions, where UBS has honored its obligation but the counterparty fails to deliver the counter-value (settlement risk). Alternatively, it can be triggered by economic or political difficulties in the country in which the counterparty is based or where it has substantial assets (country risk).

Sources of credit risk

Credit risk is inherent in traditional banking products – loans, commitments to lend and contingent liabilities, such as letters of credit – and in “traded products” – derivative contracts such as forwards, swaps and options, repurchase agreements (repos and reverse repos), and securities borrowing and lending transactions. The risk control processes applied to these products are fundamentally the same, although the accounting treatment varies – they can be carried at amortized cost or fair value, depending on the type of instrument and, in some cases, the nature of the exposure.

Many of the business activities of Global Wealth Management & Business Banking and the Investment Bank create credit risk. Global Wealth Management & Business Banking offers private and corporate customers in Switzerland and wealth management clients internationally a variety of credit products, although the majority of credit risks are well secured against financial collateral or other assets. The Investment Bank gives corporate, institutional, intermediary and alternative asset management clients access to the full range of credit and capital markets instruments across all product classes, and engages with other professional counterparties in its trading and risk management activities.

Credit risk control organization and governance

Effective credit risk control is critical to UBS’s safety and soundness. The credit risk control framework is based on the risk management and control principles, supported by credit policies. It has both qualitative and quantitative elements. UBS has established processes to ensure that risks are identified, assessed, pre-approved where necessary, and continuously monitored and reported. Measures and limits are applied to the credit risk of individual counterparties and counterparty groups, and the quality and diversification of portfolios and sub-portfolios are assessed, a key objective being to control risk concentrations.

The Group Chief Credit Officer (Group CCO), who reports to the Group Chief Risk Officer (Group CRO), is responsible for implementing and maintaining this framework, supported by independent credit risk control units in the business groups who report to the Group CCO functionally and who continuously monitor and control credit risk. Their responsibilities include assessing the creditworthiness of individual counterparties and the adequacy and effectiveness of any security or credit hedges, and evaluating credit risk in portfolios, sub-portfolios and other aggregations, including country risk.

The Chairman’s Office delegates authority to the Group Executive Board (GEB) and approves delegations by the GEB ad personam to the Group CCO and the business group CCOs. Further delegations are made to credit officers in the business groups. The level of credit authority delegated to holders depends on their seniority and experience and varies according to the quality of the counterparty and any associated security. These authorities encompass all aspects of the approval of credit risk, including settlement risk, and the determination of allowances, provisions and credit valuation adjustments for any impaired claims.

Credit risk control

Limits and controls

The primary objective of quantitative controls is to avoid, as far as possible, undue credit risk concentrations. Concentrations of credit risk exist if clients are engaged in similar activities, or are located in the same geographical region or have comparable economic characteristics such that their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions. UBS has established limits to constrain exposure to individual counterparties and counterparty groups and at portfolio and sub-portfolio levels, wherever risk concentrations are identified, including exposure to specific industries and countries, where appropriate.
At the level of the individual counterparty and counterparty group, credit officers establish limits for all types of banking and traded products exposure, which cover not only the current outstanding amount and replacement values of contractual obligations but also contingent commitments and the potential future development of exposure on traded products. Credit engagements may not be entered into without the appropriate approvals and limits.
Limits are applied in a variety of forms to portfolios or sectors, where necessary, to restrict risk concentrations or areas of higher risk, or to control the rate of portfolio growth. In particular for higher risk engagements, such as the Investment

Risk management
Credit risk

Bank’s leveraged lending portfolio, the impact of variations in default rates and asset values is assessed using stress scenarios, taking into account risk concentrations. Stress loss limits are applied to portfolios where considered necessary, including limits on exposures to all but the best-rated countries.

In establishing these controls, including the related authorities and approval processes, a distinction is made between those exposures which are to be held to maturity (“take and hold” exposures) and those which will be held only in the short term, pending distribution or risk transfer (“temporary exposures”). An example of temporary exposure is syndicated lending where the bulk of the original commitment will be distributed to other financial institutions or investors. For all exposures, the credit quality and cash flow generation capacity of the counterparty over the full term of the obligation are at the heart of the credit assessment. For temporary exposures, market liquidity and UBS’s distribution capabilities are also key considerations in the approval process.

Risk mitigation

UBS employs risk mitigation techniques for most of its credit portfolios, typically by taking security in the form of financial collateral (cash or marketable securities) or other assets, or through risk transfers or the purchase of credit protection.
Taking security is the most common form of risk mitigation. Valuation standards are applied in assessing the mitigating effect of security. In lending to affluent private clients (lombard lending) the pledge of securities or cash is required. The Investment Bank also takes financial collateral in the form of marketable securities in much of its over-the-counter (OTC) derivatives activity and in its securities financing (securities lending / borrowing and repurchase / reverse repurchase) business. Where financial collateral is taken, discounts (“haircuts”) are generally applied to the market value, reflecting the quality, liquidity, volatility – and in some cases complexity – of the individual instruments. Exposures and collateral positions are continuously monitored, and margin calls and close-out procedures are enforced when the market value of collateral falls below predefined levels relative to the exposure. Collateral concentrations within individual client portfolios and across clients are also monitored where relevant and may affect the discount applied to specific collateral. For property financing, a mortgage over the relevant property is taken to secure the claim, considering the ability of the borrower to service the debt from income, and in accordance with UBS’s policy on loan to value ratios.
OTC derivatives business is conducted almost without exception under bilateral master agreements, which generally allow for the close out and netting of all transactions in the event of default by the other party. UBS has also entered into two-way collateral agreements with market participants, under which either party can be required to provide collateral in the form of cash or marketable securities when exposure exceeds a pre-defined level. The OTC derivatives business with lower-rat-

ed counterparties is generally conducted under one-way collateral agreements where the counterparty provides collateral to UBS. Under these agreements, only cash or very liquid collateral is accepted. UBS has standards for netting and collateral agreements, including assurance that contracts are legally enforceable in insolvency in the relevant jurisdictions.

UBS has also made use of credit hedging, in the form of risk transfers, securitizations and purchase of credit protection, as part of its active management of credit risk to reduce concentrated exposures to individual names or sectors or in specific portfolios. Most of this credit hedging is achieved by transferring underlying credit risk to high-grade market counterparties using single name credit default swaps, executed under bilateral netting agreements and generally also under collateral agreements. Credit-pooling vehicles are also used to transfer risk to outside investors via credit-linked notes. In the internal risk reporting processes, the gross exposure before hedging as well as net exposure is tracked. The benefit of credit hedges is only recognized in credit risk measures if they cover future exposure increases to a high level of confidence, and offer protection against a wide range of credit events, including failure to pay, bankruptcy and insolvency, restructuring and repudiation, and moratorium. Proxy hedges (credit protection on a different but correlated name) and index or macro hedges are not recognized.
The effectiveness of credit protection bought from a counterparty depends on the ability of the counterparty to meet any claim. Exposure to credit protection providers is monitored as part of overall credit exposure. Where there is significant correlation between the counterparty and the hedge provider (so-called “wrong-way risk”) UBS’s policy is not to recognize any benefit in credit risk measures.

Reporting

An essential element of the credit risk control process is transparent and objective risk reporting.
The credit risk control units in the business groups are responsible for risk reporting to business group management covering both exposure to individual counterparties from all products and activities, and portfolio risks. They also supply information to a central unit under the Group CCO, which provides consolidated reports of counterparty and portfolio risk and country risk to senior management, the GEB, the Chairman’s Office, the Board of Directors (BoD) and regulators where applicable.

Credit risk measurement

Credit risk measurement is an essential component of the credit risk control framework. The measurement of credit exposure from a loan which is fully drawn is straightforward. By contrast, the estimation of credit exposure on a traded product, the value of which varies with changes in market variables, interim cash flows and the passage of time, is more complex and requires the use of models. The assessment of portfolio risk also entails estimations of the likelihood of defaults occurring, of the associated loss ratios if they do, and of default correlations between counterparties.

UBS has developed tools to support the quantification of credit risk of individual counterparties, applying the three generally accepted parameters: probability of default, loss given default and exposure at default. Models are also used to derive portfolio risk measures – expected loss, statistical loss and stress loss.
Models are generally developed by dedicated units within the business groups. In line with UBS’s internal governance standards and the requirements of the new regulatory capital framework (Basel II), the development and maintenance of models conforms to global standards, and the models and their components are subject to independent verification by a specialist team in Corporate Center before implementation. The model owners in the business groups are responsible for monitoring performance once the models are deployed. Models must comply with established measurement standards to ensure consistency and allow meaningful aggregation of credit risk across all businesses.

Credit risk parameters Three parameters are used to measure and control individual counterparty credit risk:

–  the “probability of default”, which is an estimate of the likelihood of the client or counterparty defaulting on its contractual obligations. This probability is assessed using rating tools tailored to the various categories of counter-parties. They are also calibrated to the UBS 15-class Masterscale, in order to ensure consistency in the quantification of default probabilities across all counterparties. Besides their use for credit risk measurement, ratings are an important element in setting credit risk authorities;

–  the likely recovery ratio on the defaulted claims, which is a function of the type of counterparty and any credit mitigation or support (such as security or guarantee), from which the “loss given default” is determined;

–  the current exposure to the counterparty and its possible future development, from which potential “exposure at default” is derived. For traded products such as OTC derivatives, the exposure at default is not a definitive number – it must be derived by modeling the range of possible outcomes. In measuring individual counterparty exposure against credit limits, UBS considers the “maximum likely exposure” measured to a high confidence level over the full life of all outstanding obligations, whereas in aggregating exposures to different counter-parties for portfolio risk measurement, the expected exposure to each counterparty at a given time horizon (usually one year) generated by the same model is used.

These parameters are the basis for most internal measures of credit risk. They are also key inputs to the regulatory capital calculation under the Advanced Internal Rating Based approach of the new Basel Capital Accord (Basel II), which UBS has adopted from 1 January 2008, when the Accord came into force.
è For a more detailed description of the three credit risk parameters discussed above, please refer to “Rating system design and estimation of credit risk parameters” on pages 29–30 of this report

Expected loss

Credit losses must be expected as an inherent cost of doing business. But the occurrence of credit losses is erratic in both timing and amount, and those that arise usually relate to transactions entered into in previous accounting periods. In order to reflect the fact that future credit losses are implicit in today’s portfolio, UBS uses the concept of “expected loss”.
Expected credit loss is a statistically based concept which is used to estimate the annual costs that are expected to arise, on average, from positions in the current portfolio that become impaired. The expected loss for a given credit facility is a function of the three components described above – probability of default, loss given default and exposure at default. The expected loss figures for individual counterparties are aggregated to derive the expected credit loss for the whole portfolio.
Expected loss is the foundation of credit risk quantification in all portfolios. It is an input to the valuation or pricing of some products, and the determinant of credit risk costs charged to the business in the management accounts, which differs from the credit loss expense reported under International Financial Reporting Standards (IFRS). Expected loss is also the starting point for the measurement of portfolio statistical loss and stress loss.

è For more information on credit loss expenses, please refer to pages 28–29 of this report and Note 2a in Financial Statements 2007

Statistical loss

UBS uses a statistical model – Credit Value at Risk (“Credit VaR”) – to estimate the largest potential loss on the portfolio over one year measured to a specified level of confidence. The shape of the modeled loss distribution is driven by systematic default relationships amongst counterparties within and between segments. The results of this analysis provide an indication of the level of risk in the portfolio, and the way it develops over time. It is also an important input to the overall risk measures Earnings-at-risk and Capital-at-risk.

è “Earnings-at-risk” and “Capital-at-risk” are described in the “Risk management and control” section of this report

Stress loss

Stress loss is a scenario-based measure which complements the statistical model. It is used to assess potential loss in various extreme but plausible scenarios in which it is assumed that one or more of the three key credit risk parameters deteriorates substantially according to a pattern that is

Risk management
Credit risk

typical for the chosen scenario. Stress tests are run regularly, and on an ad hoc basis as necessary, in order to identify adverse portfolio situations, particularly risk concentrations. All scenario results are monitored, and for certain portfolios and segments, stress loss is subject to limits.

Composition of credit risk (Group)

The measures of credit risk differ, depending on the purpose for which exposures are aggregated – financial accounting under IFRS, determination of regulatory capital, or UBS’s own internal management view, i.e. the way credit portfolio risk is managed. The table below starts with the IFRS view (“maximum exposure to credit risk”), and shows the adjustments made to reach the internal view (“gross credit exposure”). The gross credit exposure shown in the table is broadly aligned with the regulatory capital view, but does not include the potential future exposure that can arise on traded products which is an additional component of both the internal and regulatory capital views, as explained below.

In general, none of the exposures in the table reflects the benefit of security held or other risk mitigation employed, such as hedging and risk transfers. The main differences between the internal and IFRS views of gross credit exposure are:

–  within banking products, cash collateral posted by UBS against negative replacement values on derivatives and other positions is not considered to be credit exposure but, rather, is reflected in the assessment of counterparty risk on the underlying positions. On the other hand, in its internal risk control view UBS considers certain financing which is conducted, for legal reasons, under repurchase- / reverse repurchase-like agreements, and shown as such under IFRS, to be loans;

–  the derivatives exposure shown under IFRS is the sum of all positive replacement values, offset by negative replacement values with the same counterparty only if the cash flows are intended to be settled on a net basis. Internally, UBS nets positive and negative replacement values with the same counterparty where the business is conducted under a bilateral master agreement which allows for close-out and netting of all transactions in the event of default by either party, and such agreements are judged to be legally enforceable in insolvency; and

–  under IFRS, securities lending / borrowing and repurchase / reverse repurchase transactions are shown on the balance sheet as UBS’s full claim on the counterparty without recognizing the counterclaim which the counter-party has for return of cash or securities on the same transactions. By contrast, for internal risk control purposes, the claims on and counterclaims from each counter-party are considered on each transaction on a net basis, and further netted across transactions where such netting is considered to be legally enforceable in insolvency.

Note that under US Generally Accepted Accounting Principles (GAAP) a greater degree of netting is permitted than under IFRS for OTC derivatives replacement values and for securities lending / borrowing and repurchase / reverse repurchase transactions. UBS’s balance sheet figures for these types of transactions are not directly comparable to those of firms which report under US GAAP.

Exposure to credit risk

	31.12.2007					31.12.2006
	IFRS[1]			Valuation		IFRS[1]
	reported	Adjustments: balance sheet		and other		reported
	values[2]	to regulatory capital view		adjustments		values[2]
	Maximum	Consolidation			Gross	Maximum
	exposure to	scope	Capital view		credit	exposure to	Gross credit
CHF million	credit risk	adjustment	adjustments		exposure[3]	credit risk	exposure[3]

Cash and balances with central banks	18,793	(1)	0	(2,358)	16,434	3,495	1,311

Due from banks	60,907	(293)	(1,928)	(32,383)	26,303	50,426	25,810

Loans	335,864	(136)	(3,910)	(50,984)	280,834	297,842	274,830

Financial assets designated at fair value	4,116	0	0	50	4,166	2,252	2,348

Contingent claims	20,824	0	0	(384)	20,440	17,908	17,654

Undrawn irrevocable credit facilities	83,980	51	846	(3,906)	80,971	97,287	83,428

Banking products	524,484	(379)	(4,992)	(89,965)	429,148	469,210	405,381

Derivatives[4]	428,217	3,171	(39)	(292,371)	138,978	292,975	110,732

Securities lending / borrowing[5]	207,063	0	0	(184,060)	23,003	351,590	37,851

Repurchase / reverse repurchase agreements	376,928	0	0	(372,937)	3,991	405,834	10,019

Traded products	1,012,208	3,171	(39)	(849,368)	165,972	1,050,399	158,602

Total at the end of the year	1,536,692	2,792	(5,031)	(939,333)	595,120	1,519,609	563,983

Less: contra assets allowances, provisions and credit valuation adjustments					(1,978)		(1,477)

Net of impairment losses recognized					593,142		562,506

1 International Financial Reporting Standards (IFRS).  2 These amounts are considered the best representation of “maximum exposure to credit risk” as defined by IFRS, measured gross, without taking into account collateral held or other credit enhancements and only netting in accordance with IFRS.  3 Gross credit exposure is an internal view of credit risk.  4 Positive replacement values, netted in accordance with IFRS or internal view as applicable.  5 Cash collateral on securities borrowed.

As explained in the Credit risk measurement section, UBS also measures, and generally applies limits to, credit exposure to individual counterparties and counterparty groups and measures risk across counterparties at various portfolio and sub-portfolio levels. In these calculations UBS also considers the potential development of replacement values of traded products over time as market risk factors change, interim payments are made and transactions mature, all of which can significantly alter the risk exposure profile over time. These potential developments are not reflected in the tables opposite and below, which reflect only the current exposures.

The credit risk exposure reported in the table opposite also excludes UBS’s participation in the deposit insurance guarantee scheme under Swiss Banking Law, according to which Swiss banks and securities dealers are required to jointly guarantee an amount of up to CHF 4 billion for privileged client deposits in the event that another Swiss bank or securities dealer becomes insolvent. For the period 1 July 2007 to 30 June 2008, the Swiss Federal Banking Commission (SFBC) has established UBS’s share in the deposit insurance as CHF 846 million.

Total gross credit exposure amounted to CHF 595.1 billion on 31 December 2007, an increase of CHF 31.1 billion since the end of the previous year. Almost half of this increase was due to higher balances with central banks, reflecting UBS’s higher liquidity reserves towards year-end. The growth in loan exposure was entirely due to increased collateralized lending activity in Global Wealth Management & Business Banking. The Investment Bank actively reduced credit risk, where possible, in light of its exposure to US residential mortgage-related products and in conjunction with its management of balance sheet and risk-weighted asset usage.
The quality of the gross unimpaired credit portfolio improved as the investment grade component (internal rating grades 0–5) increased to 79.0% from the previous year’s level of 73.5%.
The table below shows the gross credit exposure (i.e. without recognition of credit hedges, collateral or other risk mitigation) by business group.
The largest contributor to gross credit exposure at CHF 311 billion is the lending portfolio (Due from banks CHF 26 billion, Loans CHF 281 billion, and Financial assets designated

Gross credit exposure by UBS internal ratings

CHF million	Banking products		Traded products		Total exposure
UBS internal rating	31.12.07	31.12.06	31.12.07	31.12.06	31.12.07	31.12.06

0–1	30,540	5,265	42,852	34,148	73,392	39,413

2–3	164,476	135,149	98,454	95,449	262,930	230,598

4–5	113,955	119,926	15,210	19,973	129,165	139,899

6–8	76,601	94,278	7,566	8,084	84,167	102,362

9–12	38,875	44,711	915	760	39,790	45,471

Total 0–12 (net of past due)	424,447	399,329	164,997	158,414	589,444	557,743

Impaired assets	2,433	2,682	975	188	3,408	2,870

Past due but not impaired	2,268	3,370			2,268	3,370

Total	429,148	405,381	165,972	158,602	595,120	563,983

Gross credit exposure by business groups

	Global Wealth Management &
	Business Banking		Investment Bank		Other[1]		UBS[1]
CHF million	31.12.07	31.12.06	31.12.07	31.12.06	31.12.07	31.12.06	31.12.07	31.12.06

Cash and balances with central banks	9,992	900	6,441	410	1	1	16,434	1,311

Due from banks	8,236	6,245	17,532	18,966	535	599	26,303	25,810

Loans	240,643	222,775	39,725	51,951	466	104	280,834	274,830

Financial assets designated at fair value	0	0	4,166	2,348	0	0	4,166	2,348

Contingent claims	15,929	13,138	4,500	4,516	11	0	20,440	17,654

Undrawn irrevocable credit facilities	2,081	2,064	78,890	81,364	0	0	80,971	83,428

Banking products	276,881	245,122	151,254	159,555	1,013	704	429,148	405,381

Derivatives	2,735	1,273	136,149	109,437	94	22	138,978	110,732

Securities lending / borrowing	63	307	22,940	37,544	0	0	23,003	37,851

Repurchase / reverse repurchase	162	234	3,829	9,785	0	0	3,991	10,019
agreements

Traded products	2,960	1,814	162,918	156,766	94	22	165,972	158,602

Total credit exposure, gross	279,841	246,936	314,172	316,321	1,107	726	595,120	563,983

Net of impairment losses recognized	278,873	245,705	313,162	316,075	1,107	726	593,142	562,506

1 Includes Global Asset Management, Corporate Center and Industrial Holdings.

Risk management
Credit risk

at fair value CHF 4 billion) which represents 52% of total gross credit exposure and 73% of total banking products exposure. Within this lending portfolio, CHF 249 billion (80%) is attributable to Global Wealth Management & Business Banking. Traded products exposure is incurred predominantly by the Investment Bank. The sections below provide further details of products, industry and rating distributions in the business group portfolios.

In the portfolio of loans to affluent private clients secured by securities (lombard lending) there are no material risk concentrations, either within the overall collateral pool or with respect to the counterparties themselves.
The property financing portfolio is diversified and limits per counterparty ensure that no single property exposure presents an undue concentration.
Exposure to providers of credit protection, usually in the form of credit derivatives, is controlled by the overall credit limit for the counterparty, which is typically a high-grade financial institution, or else the exposure is fully funded, for example through a synthetic securitization.

Composition of credit risk (business groups)

Global Wealth Management & Business Banking

Total gross banking products exposure of Global Wealth Management & Business Banking, which stood at CHF 277 billion on 31 December 2007, increased by CHF 32 billion or 13% from a year earlier. Both the amount and the proportion of the total portfolio classified as investment grade increased from the previous year. The distribution of the exposure across UBS’s internal rating and loss given default (LGD) buckets as displayed in the table below shows that the majority of the exposure is from products attracting the lowest LGDs, demonstrating the continued improvement in the quality of this portfolio.
Global Wealth Management & Business Banking’s gross lending portfolio (Due from banks and Loans) on 31 December 2007 amounted to CHF 249 billion, of which CHF 142 billion (57%) was secured by real estate and CHF 78 billion (31%) by marketable securities. The pie chart above shows that exposure to real estate is well diversified with 38% of the gross lending portfolio being secured on single family homes and apartments which, historically, have exhibited a low risk profile. The 11% of exposure secured by residential multi-family homes consists of rented apartment buildings. Loans and other credit engagements with individual clients, excluding mortgages, amounted to CHF 99 billion and are predominantly extended against the pledge of marketable securities. The volume of collateralized lending to private individuals rose by CHF 15 billion or 24% from the previous year. The increasing demand for this product, as in 2006, reflects the continuing low interest rate environment.

The high quality of Global Wealth Management & Business Banking’s lending portfolio is demonstrated by the table below, which shows newly impaired loans and related allowances and provisions in relation to the total gross lending portfolio at year-end for the last four years. Despite an increase in the total gross lending portfolio each year, the totals of new impairments and of new allowances and provisions have declined. Most of the newly impaired loans are secured by mortgages or other collateral so that new allowances are proportionately lower than the newly impaired positions.
The Swiss lending portfolio (excluding mortgages) within the Business Banking area amounted to CHF 22 billion, representing 8% of Global Wealth Management & Business Banking’s total gross banking products exposure. It is widely spread across industries, with the largest exposures being to banks and financial institutions, followed by public authorities.

Global Wealth Management & Business Banking: development of impaired loans portfolio

CHF million, except where indicated	2007	2006	2005	2004

Total lending portfolio, gross, at year-end	248,878	229,021	217,327	180,718

New impaired loans	323	345	532	537

New allowances / provisions	91	128	138	239

New impairments as a % of total lending portfolio, gross	0.13	0.15	0.24	0.30

New allowances / provisions as a % of total lending portfolio, gross	0.04	0.06	0.06	0.13

Global Wealth Management & Business Banking: distribution of banking products exposure across UBS internal rating and loss given default buckets

As of 31.12.07		Loss given default (LGD) buckets				Weighted average
CHF million	Gross exposure	0–25%	26–50%	51–75%	76–100%	LGD (%)

0	1,498	104	1,393	1		33

1	9,741	4	9,696	41		40

2	52,237	48,881	3,110	246		20

3	47,473	40,476	5,083	570	1,344	21

4	25,163	21,643	2,986	534		18

5	58,957	53,665	3,650	1,639	3	17

6	29,307	25,222	3,851	222	12	19

7	19,210	16,599	1,977	613	21	20

8	17,192	11,723	4,502	962	5	24

9	9,019	6,883	840	237	1,059	27

10	2,192	1,805	266	119	2	23

11	1,689	1,468	194	27		22

12	1,349	1,305	29	15		20

Total non-impaired	275,027	229,778	37,577	5,226	2,446	21

Investment grade	195,069	164,773	25,918	3,031	1,347

Sub-investment grade	79,958	65,005	11,659	2,195	1,099

Impaired and defaulted[1]	1,854

Total banking products	276,881	229,778	37,577	5,226	2,446

1 Includes CHF 34 million of off-balance sheet items.

Risk management
Credit risk

Investment Bank

A substantial majority of the Investment Bank’s gross credit exposure falls into the investment grade category (internal counterparty rating classes 0 to 5), both for gross banking products (69%) and for traded products (94%). The counterparties are primarily banks and financial institutions, multinational corporate clients and sovereigns.

Banking products exposure

On 31 December 2007, the Investment Bank’s total gross credit exposure from banking products amounted to CHF 151.3 billion or CHF 100.7 billion net, taking credit hedges into account. Of this net amount, CHF 31.3 billion was considered temporary exposure and CHF 69.4 billion take and hold exposure. The table below shows the composition of the Investment Bank’s gross banking products exposure, the hedges and other risk mitigation and the net exposure in total and for the take and hold portfolio. Compared with the end of 2006, the net take and hold exposure fell by one-third as a result of active risk reduction and management of balance sheet and risk-weighted asset usage.

As described under “Risk mitigation” on page 16 of this section, the Investment Bank has engaged in a substantial credit risk hedging program and on 31 December 2007 had

Investment Bank: banking products

CHF million	31.12.07				31.12.06
		Sub-	Impaired			Sub-	Impaired
	Investment	investment	and		Investment	investment	and
	grade	grade	defaulted	Total	grade	grade	defaulted	Total

Gross banking products exposure	103,848	46,755	651	151,254	98,801	60,503	251	159,555

Risk transfers[1]	2,901	(2,864)	(37)		2,576	(2,551)	(25)

Less: specific allowances for credit losses and loan loss provisions	0	0	(126)	(126)	0	0	(101)	(101)

Net banking products exposure	106,749	43,891	488	151,128	101,377	57,952	125	159,454

Less: credit protection bought (credit default swaps,	(43,012)	(7,391)	(29)	(50,432)	(28,245)	(4,410)	(1)	(32,656)
credit-linked notes)[2]

Net banking products exposure, after application of credit hedges	63,737	36,500	459	100,696	73,132	53,542	124	126,798

Less: temporary exposure	(11,091)	(20,160)	(30)	(31,281)	(6,833)	(21,354)		(28,187)

Net take and hold banking products exposure	52,646	16,340	429	69,415	66,299	32,188	124	98,611

1 Risk transfers include unfunded risk participations. Risk participations are shown as a reduction in exposure to the original borrower and corresponding increase in exposure to the participant bank.  2 Notional amount of credit protection bought on net banking products exposure includes credit default swaps and the funded portion of structured credit protection purchased through the issuance of credit-linked notes.

a total of CHF 50 billion in credit hedges in place against banking products exposure.

To illustrate the effects of credit hedging and other risk mitigation, the graph opposite shows the exposures by counterparty rating before and after application of risk mitigation.
Additionally, the matrix below shows the distribution of the Investment Bank’s take and hold banking products exposure after application of risk mitigants, across UBS internal rating classes and LGD buckets. There is a concentration in the 26–50% bucket where most senior secured and unsecured claims fall. Sub-investment grade exposure – which in aggregate reduced by CHF 16 billion (–49%) – decreased mainly in the 0–25% LGD bucket as exposure to US mortgage originators was wound down. At the end of the year UBS had no credit risk exposure to any sub-prime mortgage originators. It should be noted that exposure distributions shown elsewhere in this section refer only to gross or net exposure and do not take recovery expectations into account.

Net banking products exposure after application of credit hedges continues to be widely diversified across industry sectors. At 31 December 2007, the largest exposures were to regulated banks (22%) and financial institutions (21%).

Investment Bank: distribution of net take and hold banking products exposure across UBS internal rating and loss given default buckets

As of 31.12.07		Loss given default (LGD) buckets				Weighted
CHF million	Exposure[1]	0–25%	26–50%	51–75%	76–100%	average LGD (%)

0 and 1	9,388	27	8,632	617	112	50

2	19,309	2,396	15,382	534	997	44

3	11,894	384	9,606	919	985	48

4	8,059	588	6,083	968	420	45

5	3,996	1,004	1,686	1,140	166	44

6	1,995	262	1,223	425	85	45

7	2,184	142	1,630	379	33	46

8	2,383	214	1,128	771	270	51

9	3,659	887	2,254	514	4	36

10	2,865	1,173	1,138	457	97	35

11	2,579	1,256	871	380	72	31

12	675	509	117	29	20	20

Total non-impaired	68,986	8,842	49,750	7,133	3,261	43

Investment grade	52,646	4,399	41,389	4,178	2,680	44

Sub-investment grade	16,340	4,443	8,361	2,955	581	39

Impaired and defaulted	429	360	54	15	0	12

Net take and hold exposure	69,415	9,202	49,804	7,148	3,261	43

1 Net take and hold exposure.

Risk management
Credit risk

Settlement risk

Settlement risk arises in transactions involving exchange of value when UBS must honor its obligation to deliver without first being able to determine that the counter-value has been received. Market volumes have continued to rise year-on-year but UBS has expanded its own transaction volume without increasing settlement risk by the same proportion, through the use of multilateral and bilateral arrangements. In fourth quarter 2007, settlement risk on 78% of gross settlement volumes was eliminated through risk mitigation.

The most significant source of settlement risk is foreign exchange transactions. UBS is a member of CLS (“Continuous linked settlement”), a foreign exchange clearing house which allows transactions to be settled on a delivery versus payment basis, significantly reducing foreign exchange-related settlement risk relative to the volume of business. In 2007, the transaction volume settled through CLS continued to increase, although the proportion of UBS’s overall gross volumes settled through CLS fell to 51% in fourth quarter 2007 from 55% in fourth quarter 2006. 71% of UBS’s CLS volume was with other CLS settlement members and the remainder with third party members, who settle their eligible trades via CLS settlement members. While the number of CLS settlement members is relatively stable, in 2007 the number of third party members UBS dealt with again increased considerably year-on-year.
Risk reduction by other means – primarily account-account settlement and payment netting – increased to 27% of gross volumes in fourth quarter 2007 from 23% a year earlier.
The avoidance of settlement risk through CLS and other means does not, of course, eliminate the credit risk on foreign exchange transactions resulting from changes in exchange rates prior to settlement. Pre-settlement risk on forward foreign exchange transactions is measured and controlled as part of the overall credit risk on OTC derivatives.

Country risk

UBS assigns ratings to all countries to which it has exposure. Sovereign ratings express the probability of occurrence of a country risk event that would lead to impairment of UBS’s claims. The default probabilities and the mapping to the ratings of the major rating agencies are the same as for counterparty rating classes (as described under “Probability of default”). In the case of country rating, the three lowest classes (12 to 14) are designated “distressed”.

For all countries rated three and below, UBS sets country risk ceilings approved by the Chairman’s Office or under delegated authority. The country risk ceiling applies to all UBS’s exposures to clients, counterparties or issuers of securities from the country, and to financial investments in that country. Country risk measures cover both cross-border transactions and investments, and local operations by UBS branches and subsidiaries in countries where the risk is material. In determining the size of a country risk ceiling, goodwill resulting from acquisitions is also taken into account. Extension of credit, transactions in traded products and positions in securities may be denied on the basis of a country ceiling, even if exposure to the name is otherwise acceptable. Within the group of countries subject to ceilings, those that have yet to reach a mature stage of economic, financial, institutional, political and social development or have significant potential for economic or political instability are defined as emerging market countries. The country data provided in this section cover only country risk exposures to emerging market countries.
Counterparty defaults resulting from multiple insolvencies (“systemic risk”) or general prevention of payments by authorities (“transfer risk”) are the most significant effects of a country crisis, but for internal measurement and control of country risk UBS also considers the probable financial impact of market disruptions arising prior to, during and following a country crisis. These might take the form of severe falls in the country’s markets and asset prices, longer-term devaluation of the currency, and potential immobilization of currency balances.

The potential financial impact of severe emerging markets crises is assessed by stress testing. This entails identifying countries that might be subject to a potential crisis event and determining potential loss, making conservative assumptions about potential recovery rates depending on the types of transaction involved and their economic importance to the affected countries.

UBS’s liquidity position could be adversely impacted by restrictions on, or major impediments to, cross-border transfers of funds, which might prevent a liquidity surplus in one country being used to meet a shortfall in another. This risk does not generally result from existing or foreseeable legal restrictions in specific countries but, rather, from unexpected economic stress situations or sovereign defaults, which might induce a government to limit or prohibit the transfer of funds outside the country. UBS assesses the potential impact on its liquidity position of potential transfer risk events in countries with a one-year probability of default of 5% or more as indicated by UBS’s internal sovereign rating.

Country risk exposure

Exposure to emerging market countries amounted to CHF 41.3 billion on 31 December 2007, compared with CHF 30.6 billion on 31 December 2006. Of this amount, CHF 30.9 billion or 75% was to investment grade countries. The growth of CHF 10.6 billion in total emerging markets exposure arose to a large extent in Asia.
The pie chart opposite shows UBS’s emerging market country exposures (excluding those which are of a temporary nature) on 31 December 2007, based on the main country rating categories. The table below analyzes emerging market country exposures by major geographical area and product type on 31 December 2007 compared with 31 December 2006. Temporary exposures arising from loan underwriting in these markets are separately shown in the table.
On 31 December 2007, UBS had net exposure totaling CHF 911 million to 29 countries with a one-year probability of default of 5% or more, of which CHF 556 million was to those with a probability of default of 8% or more. Only CHF 81 million was to distressed countries, which have a one-year probability of default of 13% or more and where restrictions are highly probable or have already materialized. This represents less than 0.2% of UBS’s emerging markets exposure and the associated risk is immaterial.

Impairment and default – distressed claims

UBS has a number of classifications for distressed claims.

A loan carried at amortized cost is considered to be “past due” when a significant payment has been missed. It is classified as “non-performing” where payment of interest, principal or fees is overdue by more than 90 days and there is no firm evidence that the claim will be settled by later payments or the liquidation of collateral; or when insolvency proceedings have commenced against the borrower; or when obligations have been restructured on concessionary terms.
Any claim, regardless of accounting treatment, is classified as “impaired” if UBS considers it probable that it will suffer a loss on that claim as a result of the obligor’s inability to meet its obligations according to the contractual terms, and after realization of any available collateral. “Obligations” in this context include interest payments, principal repayments or other payments due, for example under an OTC derivative contract or a guarantee.
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
UBS has policies and processes to ensure that the carrying values of impaired claims are determined in compliance with IFRS on a consistent and fair basis, especially for those im-

Emerging markets exposure by major geographical area and product type

CHF million	Total		Banking products		Traded products		Financial investments		Tradable assets
As of	31.12.07	31.12.06	31.12.07	31.12.06	31.12.07	31.12.06	31.12.07	31.12.06	31.12.07	31.12.06

Emerging Europe	5,439	4,663	1,590	1,476	1,071	1,110	151	104	2,627	1,973

Emerging Asia	22,039	15,904	5,653	4,266	6,210	3,401	2,123	1,325	8,053	6,912

Emerging America	8,778	7,282	1,486	1,024	2,288	2,267	150	132	4,854	3,859

Middle East / Africa	5,007	2,768	2,414	1,145	1,603	892	0	19	990	712

Total	41,263	30,617	11,143	7,911	11,172	7,670	2,424	1,580	16,524	13,456

Temporary exposures[1]	3,049	2,160

1 Temporary exposures are loan underwritings which are held short-term, pending syndication, sale or hedging. They are not included in the regional subtotals or overall total.

Risk management
Credit risk

paired claims for which no market estimate or benchmark for the likely recovery value is available. The credit controls applied to valuation and workout are the same for both amortized cost and fair-valued credit products. Each case is assessed on its merits, and the workout strategy and estimation of cash flows considered recoverable are independently approved by the credit risk control organization.

Portfolios of claims carried at amortized cost with similar credit risk characteristics are also assessed for collective impairment. A portfolio is considered impaired on a collective basis if there is objective evidence to suggest that it contains impaired obligations but the individual impaired items cannot yet be identified.

è   Note: portfolios considered impaired on a collective basis are not included in the totals of impaired loans in the tables on pages 20, 21 and 23 of this report or in Note 9c in Financial Statements 2007

The assessment of collective impairment differs depending on the nature of the underlying obligations. In UBS’s retail businesses, where delayed payments are routinely seen, UBS typically reviews individual positions for impairment only after they have been in arrears for a certain time. To cover the time lag between the occurrence of an impairment event and its identification, collective loan loss allowances are established, based on the expected loss measured for the portfolio over the average period between trigger events and their identification for individual impairments. Collective loan loss allowances of this kind are not required for corporate and investment banking businesses because individual counterparties and exposures are continuously monitored and impairment events are identified at an early stage.

Additionally, for all portfolios, UBS assesses each quarter – or on an ad hoc basis if necessary – whether there has been any previously unforeseen development which might result in impairments which cannot be immediately identified individually. Such events could be stress situations such as a natural disaster or a country crisis, or they could result from structural changes in, for example, the legal or regulatory environment. To determine whether an event-driven collective impairment exists, a set of global economic drivers is regularly assessed for the most vulnerable countries and, on a case by case basis, the impact of specific potential impairment events since the last assessment is reviewed. Again, the expected loss parameters of the affected sub-portfolios are the starting point for determining the collective impairment, adjusted as necessary to reflect the severity of the event in question.

Past due but not impaired loans
The table opposite provides an overview of the aging of past due but not impaired loans. These loans have suffered missed payments but are not considered impaired because UBS ex-

pects ultimately to collect all amounts due under the contractual terms of the loans or with equivalent value.
Compared with 31 December 2006, the past due exposure has decreased by CHF 1.1 billion, primarily as a result of improved processes to identify and settle overdue amounts.

Impaired loans, allowances and provisions

The table opposite shows that allowances and provisions for credit losses decreased by 12.6%, to CHF 1,164 million on 31 December 2007 from CHF 1,332 million on 31 December 2006. Note 9b in Financial Statements 2007 provides further details of the changes in allowances and provisions for credit losses during the year. In accordance with International Accounting Standard (IAS) 39, UBS has assessed its portfolios of claims with similar credit risk characteristics for collective impairment. On 31 December 2007, allowances and provisions for collective impairment amounted to CHF 34 million.
The gross impaired lending portfolio decreased to CHF 2,392 million on 31 December 2007 from CHF 2,628 million on 31 December 2006.
The ratio of the impaired lending portfolio to the total lending portfolio (both measured gross) improved to 0.6% on 31 December 2007 from 0.8% on 31 December 2006.
In general, Swiss practice is to write off loans only on final settlement of bankruptcy proceedings, sale of the underlying assets, or formal debt forgiveness. By contrast, US practice is generally to write off non-performing loans, in whole or in part, much sooner, thereby reducing the amount of such loans and corresponding allowances recorded. A consequence of applying the Swiss approach is that, for UBS, recoveries of amounts written off in prior accounting periods tend to be small, and the level of outstanding impaired loans as a percentage of gross loans tends to be higher than for its US peers.

Loans or receivables with a carrying amount of CHF 126 million and CHF 48 million were reclassified from impaired to performing during 2007 and 2006 either because they had been renegotiated and the new terms and conditions met normal market criteria for the quality of the obligor and type of loan, or because there had been an improvement in the financial position of the obligor, enabling it to repay any past due amounts such that future principal and interest are deemed to be fully collectible in accordance with the original contractual terms.
Collateral held against the impaired loans portfolio consists in most cases of real estate. It is UBS policy to dispose of foreclosed real estate as soon as practicable. The carrying amount of foreclosed property recorded in the balance sheet under Other assets at the end of 2007 and 2006 amounted to CHF 122 million and CHF 248 million respectively.
UBS seeks to liquidate collateral in the form of financial assets in the most expeditious manner, at prices considered fair. This may require that it purchases assets for its own account, where permitted by law, pending orderly liquidation.

Past due but not impaired loans

CHF million	31.12.07	31.12.06

1–10 days	515	942

11–30 days	1,381	410

31–60 days	74	544

61–90 days	36	463

> 90 days	262	1,011

Total	2,268	3,370

Allowances and provisions for credit losses

	Global Wealth Management &
CHF million	Business Banking		Investment Bank[1]		Other[2]		UBS[1]
As of	31.12.07	31.12.06	31.12.07	31.12.06	31.12.07	31.12.06	31.12.07		31.12.06

Due from banks	8,237	6,245	52,164	43,612	507	506	60,908		50,363

Loans	240,641	222,776	95,760	76,188	466	104	336,867		299,068

Total lending portfolio, gross	248,878	229,021	147,924	119,800	973	610	397,775	[3]	349,431	[3]

Allowances for credit losses	(908)	(1,159)	(123)	(97)	0	0	(1,031)		(1,256)

Total lending portfolio, net	247,970	227,862	147,801	119,703	973	610	396,744	[3]	348,175	[3]

Impaired lending portfolio, gross	1,820	2,507	572	121	0	0	2,392		2,628

Estimated liquidation proceeds of collateral for impaired loans	(740)	(1,034)	(364)	(25)	0	0	(1,104)		(1,059)

Impaired lending portfolio, net of collateral	1,080	1,473	208	96	0	0	1,288		1,569

Allocated allowances for impaired lending portfolio	874	1,121	123	97	0	0	997		1,218

Other allowances and provisions	94	110	73	4	0	0	167		114

Total allowances and provisions for credit losses	968	1,231	196	101	0	0	1,164		1,332

Of which collective loan loss provisions and allowances	34	38	0	0	0	0	34		38

Ratios

Allowances and provisions as a % of total lending portfolio, gross	0.4	0.5	0.1	0.1	0.0	0.0	0.3		0.4

Impaired lending portfolio as a % of total lending portfolio, gross	0.7	1.1	0.4	0.1	0.0	0.0	0.6		0.8

Allocated allowances as a % of impaired lending portfolio, gross	48.0	44.7	21.5	80.2	N/A	N/A	41.7		46.3

Allocated allowances as a % of impaired lending portfolio, net of Collateral	80.9	76.1	59.1	101.0	N/A	N/A	77.4		77.6

1 Figures reflect International Financial Reporting Standards (IFRS) reported values and, for 31 December 2006, the reclassification of prime brokerage as explained Note 1 in Financial Statements 2007.  2 Includes Global Asset Management and Corporate Center.  3 Excludes CHF 27 million and CHF 93 million gross loans from Industrial Holdings for the years ended 31 December 2007 and 31 December 2006.

Impaired assets by type of financial instrument

			Allocated
		Estimated	allowances,
		liquidation	provisions and
		proceeds of	credit valuation	Net impaired
CHF million	Impaired exposure	collateral	adjustments	exposure

Impaired loans	2,392	(1,104)	(997)	291

Impaired contingent claims	41	0	(33)	8

Defaulted derivatives contracts	905	0	(814)	91

Defaulted securities financing transactions	70	0	(70)	0

Total 31.12.07	3,408	(1,104)	(1,914)	390

Total 31.12.06	2,870	(1,059)	(1,399)	412

Risk management
Credit risk

Impaired assets by region and time elapsed since impairment1

	Time elapsed since impairment
CHF million	0–90 days	91–180 days	181 days–1 year	1 year–3 years	> 3 years	Total

Switzerland	135	41	89	326	1,306	1,897

Europe	33	11	2	22	80	148

North America / Caribbean	1,221	4	17	1	35	1,278

Latin America	12	22	0	14	3	51

Asia Pacific	0	5	0	1	12	18

Middle East / Africa	0	0	0	0	16	16

Total 31.12.07	1,401	83	108	364	1,452	3,408

Allocated allowances, provisions and credit valuation adjustments	(813)	(26)	(40)	(154)	(881)	(1,914)

Carrying value	588	57	68	210	571	1,494

Estimated liquidation proceeds of collateral	(436)	(26)	(55)	(146)	(441)	(1,104)

Net impaired assets	152	31	13	64	130	390

1 Impaired assets include loans, defaulted derivative contracts, defaulted securities financing transactions and impaired contingent claims.

The table above shows the geographical breakdown and aging of the impaired assets portfolio on 31 December 2007. This portfolio includes not only impaired loans, but also impaired off-balance sheet claims and defaulted derivatives and repurchase / reverse repurchase contracts, which are subject to the same workout and recovery processes.

The CHF 1,221 million of impaired assets shown against North America / Caribbean in the 0 to 90 day time band is a consequence of the recent US mortgage-related market dislocations. Two exposures make up the majority of the total. One is an exposure to a monoline insurer from whom UBS has purchased credit protection in the form of credit default swaps, predominantly on collateralized debt obligations backed by US residential mortgage-backed securities. A 90% credit valuation adjustment on this exposure was taken in fourth quarter 2007. The second is a loan to an Alt-A mortgage originator where the estimated liquidation proceeds of the collateral are only slightly below the outstanding loan amount.
CHF 1.5 billion, or 42% of the gross portfolio of CHF 3.4 billion, relates to positions that defaulted more than three years ago.
After deducting allocated specific allowances, provisions and credit valuation adjustments of CHF 1.9 billion and the estimated liquidation proceeds of collateral (to a large extent real estate) of CHF 1.1 billion, net impaired assets amounted to CHF 0.4 billion.

Credit loss expense

UBS’s financial statements are prepared in accordance with IFRS, under which credit loss expense charged to the income statement in any period is the sum of net allowances and direct write-offs minus recoveries arising in that period, i.e. the credit losses actually incurred. By contrast, for internal management reporting, credit loss expense is based on the expected loss concept described under “Credit risk measurement”. To hold the business groups accountable for credit losses actually incurred, they are additionally charged or refunded the difference between actual credit loss expense and expected credit loss, amortized over a three-year period. The difference between the amounts charged to the business groups in the management accounts (“adjusted expected credit loss”) and the credit loss expense recorded at Group level is reported in Corporate Center.
è	For further information on adjusted expected credit loss, see Note 2a in Financial Statements 2007

From first quarter 2008, as part of the transition to the new Capital Accord (Basel II), UBS will cease using the adjusted expected credit loss concept in management accounts and will no longer report adjusted expected credit losses in its quarterly reports. Expected loss as a risk measure will, however, continue to be a key part of the overall credit risk framework.

The discussion which follows covers only the credit loss expense recorded under IFRS.
In 2007, UBS experienced a net credit loss expense of CHF 238 million, compared with a net credit loss recovery of CHF 156 million in 2006.
The Investment Bank recorded a net credit loss expense of CHF 266 million for 2007, compared with a net credit loss recovery of CHF 47 million in 2006. The main component was valuation adjustments of CHF 131 million taken during fourth quarter 2007, reflecting spread widening (as opposed to credit impairment) on US commercial mortgages that had been carried at amortized cost and were securitized or sold at less than their carrying value.
Global Wealth Management & Business Banking reported a net credit loss recovery of CHF 28 million for 2007, compared with a CHF 109 million net credit loss recovery for 2006. The reduced level of net credit loss recovery was a consequence of the continued reduction in the impaired lending portfolio and related allowances to a level such that recoveries realized from work-outs continue to trend lower and no longer compensate for the ongoing need to establish new allowances. The US mortgage market dislocation had no impact on Global Wealth Management & Business Banking figures.

Rating system design and estimation of credit risk parameters

Probability of default

UBS assesses the likelihood of default of individual counterparties using rating tools tailored to the various counterparty segments. Probability of default is summarized in a common Masterscale, shown below, which segments clients into 15 rating classes, two being reserved for cases of impairment or default. The UBS Masterscale reflects not only an ordinal ranking of counterparties, but also the range of default probabilities defined for each rating class, and in order to ensure consistency in determining default probabilities, all rating tools must be calibrated to the common Masterscale. This approach means that clients migrate between rating classes as UBS’s assessment of their probability of default changes. The performance of rating tools, including their predictive power with regard to default events, is regularly validated and model parameters are adjusted as necessary.
External ratings, where available, are used to benchmark UBS’s internal default risk assessment. The ratings of the major rating agencies shown in the table are linked to the internal rating classes based on the long-term average 1-year default rates for each external grade. Observed defaults per agency rating category vary year-on-year, especially over an economic cycle, and therefore UBS does not expect the actual number of defaults in its equivalent rating band in any given period to equal the rating agency average. UBS monitors the long-term average default rates associated with external rating classes. If these long-term averages were ob-

UBS internal rating scale and mapping of external ratings

UBS		Moody’s Investor	Standard & Poor’s
rating	Description	Services equivalent	equivalent

0 and 1	Investment grade	Aaa	AAA

2		Aa1 to Aa3	AA+ to AA–

3		A1 to A3	A+ to A–

4		Baa1 to Baa2	BBB+ to BBB

5		Baa3	BBB–

6	Sub-investment grade	Ba1	BB+

7		Ba2	BB

8		Ba3	BB–

9		B1	B+

10		B2	B

11		B3	B–

12		Caa to C	CCC to C

13	Impaired and defaulted	D	D

14		D	D

served to have changed in a material and permanent way, their mapping to the Masterscale would be adjusted

At the Investment Bank, rating tools are differentiated by broad segments. Current segments include banks, sovereigns, corporates, funds, hedge funds, commercial real estate and a number of more specialized businesses. The design of these tools follows a common approach. The selection and combination of relevant criteria (financial ratios and qualitative factors) is determined through a structured analysis by credit officers with expert knowledge of each segment, supported by statistical modeling techniques where sufficient data is available
The Swiss banking portfolio includes exposures to a range of enterprises, both large and small- to medium-sized (“SMEs”) and the rating tools vary accordingly. For segments where sufficient default data is available, rating tool development is primarily based on statistical models. Typically, these “score cards” consist of eight to twelve criteria combining financial ratios with qualitative and behavioral factors which have proven good indicators of default in the past, are accepted by credit officers and are easy to apply. For smaller risk segments with few observed defaults a more expert-based approach is chosen, similar to that applied at the Investment Bank. For the Swiss commercial real estate segment and for lombard lending, which is part of the retail segment, the probability of default is derived from simulation of potential changes in the value of the collateral and the probability that it will fall below the loan amount.
Default expectations for the Swiss residential mortgage segment are based on the internal default and loss history, where the major differentiating factor is the loan to value ratio – the amount of the outstanding obligation expressed as a percentage of the value of the collateral.

Loss given default

Loss given default or loss severity represents UBS’s expectation of the extent of loss on a claim should default occur. It is expressed as percentage loss per unit of exposure and typically varies by type of counterparty, type and seniority of claim, and availability of collateral or other credit mitigation. Loss given default estimates cover loss of principal, interest and other amounts due (including work-out costs), and also consider the costs of carrying the impaired position during the work-out process.
At the Investment Bank, where defaults are rare events, loss given default estimates are based on expert assessment of the risk drivers (country, industry, legal structure, collateral and seniority), supported by empirical evidence from internal loss data and external benchmark information where available. In the Swiss portfolio, loss given default differs by counterparty and collateral type and is statistically estimated using internal loss data. For the residential mortgage portfolio, a further differentiation is derived by statistical simulation based on loan to value ratios.

Risk management
Credit risk

Exposure at default

Exposure at default represents the amounts UBS expects to be owed at the time of default.
For outstanding loans, the exposure at default is the drawn amount or face value. For loan commitments and for contingent liabilities, it includes any amount already drawn plus the further amount which is expected to be drawn at the time of default, should it occur. This calculation is based on a “credit conversion factor”, a fixed percentage per product type derived from historical experience of drawings under commitments by counterparties within the year prior to their default.
For traded products, the estimation of exposure at default is more complex, since the current value of a contract or portfolio of contracts can change significantly over time and may, at the time of a future default, be considerably higher or lower than the current value. For repurchase and reverse repurchase agreements and for securities borrowing and lending transactions, the net amount which could be owed to or by UBS is assessed, taking into account the impact of market moves over the time it would take to close out all transactions (“close-out exposure”). Exposure at default on OTC derivative transactions is determined by modeling the potential evolution of the replacement value of the portfolio of trades with each counterparty over the lifetime of all transactions – “potential credit exposure” – taking into account legally enforceable close-out netting agreements where applicable.

For all traded products, the exposure at default is derived from the same Monte Carlo simulation of potential market moves in all relevant risk factors, such as interest rates and exchange rates, based on estimated correlations between the risk factors. This ensures a scenario-consistent estimation of exposure at default across all traded products at counterparty and portfolio level. The randomly simulated sets of risk factors are then used as inputs to product specific valuation models to generate valuation paths, taking into account the impact of maturing contracts and changing collateral values, including the ability to call additional collateral.

The resultant distribution of future valuation paths supports various exposure measures. All portfolio risk measures are based on the expected exposure profile. By contrast, in controlling individual counterparty exposures UBS limits the potential “worst case” exposure over the full tenor of all transactions, and therefore applies the limits to the “maximum likely exposure” generated by the same simulations, measured to a specified high confidence level.
Cases where there is material correlation between factors driving a counterparty’s credit quality and the factors driving the future path of traded products exposure – “wrong-way risk” – require special treatment. In such cases, the potential credit exposure generated by the standard model is overridden by a calculation from a customized exposure model that explicitly takes this correlation into account. For portfolios where this risk is inherently present, for instance for the hedge funds portfolio, UBS has established special controls to capture these wrong-way risks.

Risk management
Market risk

Market risk

Market risk is the risk of loss from changes in market variables. There are two broad categories of variables – general market risk factors and idiosyncratic components. General market risk factors are variables which are driven by macroeconomic, geopolitical and other market-wide considerations, independent of any instrument or single name. They include the level, slope or shape of yield curves (interest rates), the levels of equity market indices and exchange rates, prices of energy, metals and commodities, and the general level of credit spreads – the yield paid by borrowers above that on risk-free securities. Associated volatilities and correlations between risks factors – which may be unobservable or only indirectly observable – are also considered to be general market risk factors. Idiosyncratic components are those that cannot be explained by general market moves – broadly, elements of the prices of debt and equity instruments and derivatives (including derivative securities and basket products) linked to them, that result from factors and events specific to individual names.

UBS discloses its market risk in terms of statistical loss using its proprietary Value at Risk (“VaR”) model, but internally also applies stress measures and a variety of concentration and other quantitative and qualitative controls.

In 2007, the market for US residential mortgage-related products – a previously large and highly liquid market – suffered extreme moves and severe dislocation. Although, conceptually, the market risk framework includes appropriate types of controls, their detailed implementation did not cover all the dimensions of risk measurement and aggregation which, in the extreme events of 2007, proved to be necessary. The Investment Bank had accumulated positions, predominantly in highly rated instruments, which were not identified as concentrations. Enhancements have been made and will continue to be made to reflect the lessons learnt.

è Further detail is provided in the sidebar “Enhancements to market risk management and control” on pages 36–37 of this report

Sources of market risk

UBS takes both general and idiosyncratic market risks in its trading activities, and some non-trading businesses create general market risks.

Trading
Most of UBS’s trading activity is in the Investment Bank. It includes market-making, facilitation of client business and proprietary position taking in the cash and derivative mar-

kets for equities, fixed income, interest rates, foreign exchange, energy, metals and commodities.

The fixed income trading area of fixed income, currencies and commodities (FICC) carries inventory, including exposures to residential and commercial real estate, corporate and consumer credit, and US municipal and student loan markets. Credit spread exposure from FICC positions is generally the largest contributor to VaR.
Exposure to movements in the level and shape of yield curves arises in all the Investment Bank’s trading activities but predominantly in parts of FICC. Exposure to directional interest rate movements varies depending on client flows and traders’ views of the markets. It is often these variations that drive changes in the level of Investment Bank VaR, although the impact of any position or change in position depends on the composition of the whole portfolio at the time.
UBS is active in all major equity markets and an increasing number of newer markets. Equity risk is the other major contributor to Investment Bank market risk, partly from index-based transactions but also from individual stocks, giving rise to idiosyncratic as well as general market risk. A significant component of equity VaR is event risk from proprietary positions, which are taken, for example, to capture arbitrage opportunities or price movements resulting from mergers and acquisitions.
UBS trades in large volumes in currencies, and to a lesser extent in energy, metals and commodities, but the contribution from these activities to overall market risk has generally been relatively small.

The asset management and wealth management businesses carry small trading positions, principally to support client activity. The market risk from these positions is not material to UBS as a whole.
Trading businesses are subject to a variety of market risk limits within which traders manage their risks according to their view of the market, employing a variety of hedging and risk mitigation strategies. Senior management and risk controllers may, however, give instructions for risk to be reduced, even when limits are not exceeded, if particular positions or the general levels of exposure are considered inappropriate. Hedging and mitigation strategies are then discussed and agreed with trading management.

Non-trading

In the Investment Bank, significant non-trading interest rate risk and all non-trading foreign exchange risks are captured, controlled and reported under the same risk management and control framework as trading risk.

Risk management
Market risk

In the other business groups, exposures to general market risk factors – primarily interest rates and exchange rates – also arise from non-trading activities. Market risks are generally transferred to the Investment Bank or Treasury, who manage the positions as part of their overall portfolios within their allocated limits. The largest items are the interest rate risks in Global Wealth Management & Business Banking. All risk transfers take place according to approved transfer pricing mechanisms. Market risks that are retained by the other business groups are not significant relative to UBS’s overall risk, and all exposures are subject to market risk measures and controls. With the exception of structural currency exposures, all non-trading currency and commodity positions are subject to market risk regulatory capital and are therefore generally captured in VaR, although such positions do not contribute significantly to overall VaR.

Treasury also assumes market risk from its balance sheet and capital management responsibilities. Treasury finances non-monetary balance sheet items such as bank property and equity investments in associated companies; it also manages interest rate and foreign exchange risks resulting from the deployment of UBS’s consolidated equity, from structural foreign exchange positions and from non-Swiss franc revenues and costs. The market risk limits allocated to Treasury cover both the risks resulting from these responsibilities, and those transferred from other business groups. The limits allow them flexibility to pre-hedge or delay hedging if desired, both to manage large flows and to take advantage of market movements.

è Treasury’s risk management activities are explained in more detail in the “Treasury and capital management” section of this report

Exposure to single names arising from debt instruments, such as loans, which are not originated or acquired as part of a trading activity is controlled under the credit risk framework. Neither idiosyncratic nor credit spread risk on these instruments is captured under the market risk framework. Credit spread risk is, however, a material component of the risk on the Investment Bank’s syndicated financing business and the credit spread exposures from this activity are reported to senior management alongside those on the trading inventory.

The Investment Bank hedges an increasing proportion of its credit exposure. Specific hedges, such as credit default swaps on the same name, are reflected in credit risk measures, but other types of hedge may also be used for exposure management – for example, credit indices or proxy hedges on other names. Hedges of this type are treated as open positions for risk control purposes and are captured under the market risk framework.
Risk on equity investment positions, including private equity, is not controlled under the market risk framework.

è For details on risk control please see the “Investment positions” section of this report

Risk control organization, governance and structure

The Group Head of Market Risk, reporting to the Group Chief Risk Officer (Group CRO), is responsible for development of the market risk control framework. There is a CRO in each business group and a designated CRO for Treasury. The Group Head of Market Risk, the business group CROs and their teams are responsible for the independent control of market risk.

It is the primary responsibility of traders to identify the risks inherent in their activities, including those arising from new businesses and products, and from structured transactions. The independent controllers are responsible for ensuring that identified risks are completely and accurately captured in risk measurement systems and appropriately constrained by portfolio and concentration controls. They are also responsible for assessing the reasonableness of reported risk, particularly in relation to the revenues generated on the risk positions – an important step in identifying risks that are not adequately reflected in risk measures.
The Investment Bank CRO organization provides market risk measurement and reporting support to all business groups and, in close cooperation with the Group Head of Market Risk, is responsible for the development and ongoing enhancement of market risk measures, including the models used to measure VaR, stress loss and risk on tradable single name exposures.
The Chairman’s Office delegates market risk authority to the GEB and approves delegations by the GEB ad personam to the Group CRO, the Group Head of Market Risk and the business group CROs. Further delegations are also made to market risk officers in the business groups. For many trading businesses, standard transactions within approved business lines and limits do not require prior risk control approval. Rather, risk management and risk control authority holders approve the retention of positions or give instructions for risk to be reduced based on subsequent review. Large transactions such as security underwritings and transactions creating less liquid risks – particularly structured and complex transactions – do, however, require pre-approval, as do temporary increases in limits to accommodate new transactions or positions.
Standard forms of market risk measures, limits and controls are applied to portfolios and risk concentrations. Other forms of measurement and control are developed, where necessary, for individual risk types, particular books and specific exposures. The quantitative controls are complemented by qualitative controls geared to the prompt identification, assessment, measurement and monitoring of market risks. Risks that are not well reflected by standard measures are subject to additional controls, potentially including transaction level pre-approval and specific limits.
UBS’s policy requires that models used for valuation or which feed risk positions to risk control systems are subject to independent verification by specialist quantitative units in the CRO organization.

UBS’s approach to valuation of instruments for which no directly observable market price is available is described in Note 26 in Financial Statements 2007. Valuation adjustments for model uncertainty are applied where appropriate, consistent with accounting requirements.
Reporting is an important component of the qualitative framework and UBS therefore has processes requiring regular reporting to senior managment in the business groups, the Group Head of Market Risk and Group CRO, and the GEB, Chairman’s Office and Board of Directors (BoD).

Utilizations of most limits, including all major portfolio and concentration limits, are reported daily and all excesses are investigated. Daily reports, including commentary, on material risk positions are provided to senior management in the business groups and to the Group Head of Market Risk and Group CRO. Monthly and quarterly reports, including both quantitative and qualitative information, are prepared in the business groups, and these provide the basis for consolidated reports to the GEB, the Chairman’s Office and the BoD.

Risk measures

UBS has two major portfolio measures of market risk – VaR and stress loss – which are common to all business groups. They are complemented by concentration risk measures and supplementary controls.

Concentration limits are tailored to the nature of the activities and the risks they create. They therefore differ between, for example, the Investment Bank, where the risks are most varied and complex, and Treasury, which carries market risk in a limited range of risk types and not generally in complex instruments.
Supplementary limits are established on portfolios, sub-portfolios, asset classes or products for specific purposes where standard limits are not considered to provide comprehensive control. These “operational limits” are intended to address concerns about, for example, market liquidity or operational capacity. They may also be applied to complex products for which not all model input parameters are observable, and which thus create difficulties in valuation and risk measurement. Operational limits can take a variety of forms including values (market, nominal or notional) or risk sensitivities. The ways in which operational limits are applied have been expanded following the experience of 2007.

è For further information, please see the sidebar “Enhancements to market risk management and control” on pages 36–37 of this report

Value at Risk (VaR)
VaR is a statistically based estimate of the potential loss on the current portfolio from adverse movements in both general and idiosyncratic market risk factors. The same VaR model is used for internal risk control (including limits) and as the basis for determining market risk regulatory capital requirements.
è For futher information, please refer to the “Capital management” section of this report

UBS measures VaR using a 10-day time horizon for internal risk measurement and control, and as the basis for market risk regulatory capital, and based on a 1-day horizon for information and for backtesting. VaR is derived from a distribution of potential losses. It expresses the amount that might be lost over the specified time horizon as a result of changes in market variables, but only to a certain level of confidence (99%) and there is therefore a specified statistical probability (1%) that actual loss over the period could be greater than the VaR estimate.

VaR is calculated at the end of each trading day, based on positions recorded at that time. Retrospective adjustments to valuations, affecting risk positions, may be booked some days later, particularly at period ends. VaR is not subsequently restated to reflect these later adjustments to positions.
VaR models are based on historical data and thus implicitly assume that market moves over the next 10 days or one day will follow a similar pattern to those that have occurred over 10-day and 1-day periods in the past. For general market risk, UBS uses a look-back period of five years – a period which generally captures the cyclical nature of financial markets and is likely to include periods of both high and low volatility. UBS applies these historical changes directly to current positions, a method known as historical simulation.
Idiosyncratic risk is measured on all forms of single name risk. For debt instruments the measure includes rating migration risk and prepayment risk – these measures were enhanced during 2007. For equity instruments, the measure is based on the Capital Asset Pricing Model (“CAPM”) supplemented by a “deal break” methodology for equity arbitrage positions, where UBS is typically long in the stock of one company and short in that of another. The deal break measure assesses the probability of collapse of a merger or take-over, and its impact on the two stock prices – a one-off jump move generating the same potential loss for both 10-day and 1-day VaR.

The Chairman’s Office annually approves a 10-day VaR limit for UBS as a whole and allocations to the business groups, the largest being to the Investment Bank. In the business groups, VaR limits are set for lower organizational levels as necessary.
In the start-up phase of a business, some market risks may be controlled outside VaR but the level of such risk is deliberately kept small, typically by application of operational limits.

Risk management
Market risk

Backtesting
The predictive power of the VaR model is monitored by “backtesting”. Backtesting compares the 1-day VaR calculated on trading portfolios at close of each business day with the actual revenues arising on those positions on the next business day. These revenues (“backtesting revenues”) exclude non-trading components such as commissions and fees, and estimated revenues from intraday trading. If back-testing revenues are negative and exceed the 1-day VaR, a “backtesting exception” is considered to have occurred. If the number of backtesting exceptions in a rolling 12-month period exceeds levels specified by regulators, the “multiplier” by which the market risk regulatory capital requirement is derived from 10-day VaR is increased.

Although UBS uses VaR to measure general market risks arising in non-trading books, the results are not formally backtested because these books are not generally marked to market.

VaR based on a 1-day horizon provides an estimate of the likely range of daily mark to market revenues on trading positions under normal market conditions. When 1-day VaR is measured at a 99% confidence level, such an exception can be expected, on average, one in a hundred business days. More frequent backtesting exceptions are likely to occur if market moves are greater than those seen in the look-back period, if the frequency of large moves increases, or if historical correlations and relationships between markets or variables break down (for example, in a period of market disruption or a stress event). Backtesting exceptions are also likely to arise if the way positions are represented in VaR does not adequately capture all their differentiating characteristics and the relationships between them. Such granularity can become particularly important as business grows and as markets evolve or when they experience the sort of dislocation seen in 2007.

UBS experienced many backtesting exceptions as a result of these developments and is responding to them.
è For further details, please refer to the sidebar “Enhancements to market risk management and control” on pages 36–37 of this report

All backtesting exceptions and any exceptional revenues on the profit side of the VaR distribution are investigated, and all backtesting results are reported to senior business management, the Group CRO and business group CROs.

As required by regulations, backtesting exceptions are also notified to internal and external auditors and relevant regulators.

Stress loss The purpose of stress testing is to quantify exposure to extreme and unusual market movements. It is an essential complement to VaR.

The VaR measure is based on observed historical movements and correlations, whereas stress loss measures are informed but not constrained by past events. UBS’s objectives in stress testing are to explore a wide range of possible outcomes, to understand vulnerabilities, and to provide a control framework that is comprehensive, transparent and responsive to changing market conditions.

UBS’s stress scenarios include an industrial country market crash with a range of yield curve and credit spread behavior, and emerging market crises, with and without currency pegs breaking. A general recovery scenario is also assessed. The standard scenarios are run daily, and it is against these that the development of stress loss exposure is tracked and comparisons are made from one period to the next. Stress loss limits, approved by the Chairman’s Office, are applied to the outcome of these scenarios for all business groups. Emerging markets stress loss in aggregate and stress loss for individual emerging market countries, measured under the standard stress scenarios, are also separately limited. The scenarios and their components are reviewed at least annually.
UBS has been developing and will soon implement a new approach to the specification of stress loss scenarios that better differentiates between the source of a stress event and its contagion effect.
Specific scenarios targeting current concerns and vulnerabilities are also used. They must, by definition, be constantly adapted to changing circumstances and portfolios. The choice of scenarios is judgmental, depending on management’s view of potential economic and market developments and their relevance to the positions UBS carries. The market moves envisaged in a targeted stress test might prove to be less than the moves actually seen in a stress event, and actual events may differ significantly from those modeled in the stress scenarios. UBS’s targeted stress tests did not predict the severe dislocation in US residential mortgage-related markets in 2007 – in particular the breakdown in correlation within and between asset classes and the complete drying up of liquidity. UBS is endeavoring to reflect these experiences in its stress testing framework.
The VaR results beyond the 99% confidence level are analyzed to better understand the potential risks of the portfolio and to help identify risk concentrations. The results of this analysis are valuable in their own right and can also be used to formulate position-centric stress tests. Although the standard scenarios incorporate generic elements of past market crises, more granular detail of specific historical events is provided by the VaR tail. During 2007, the “worst historical loss” from the VaR distribution was introduced as an additional formal stress scenario. UBS is also considering use of a longer historical time series, where available, to generate this stress exposure.
Additionally, UBS measures and limits the impact of increased default rates on the value of its portfolio of single name exposures.

UBS applies country ceilings to limit exposure to all but the best-rated countries and these measures cover market as well as credit risks.
è For details of country risk control please refer to pages 24–25 in the “Credit risk” section of this report

Most major financial institutions employ stress tests, but their approaches differ widely and there is no benchmark or industry standard in terms of scenarios or the way they are applied to an institution’s positions. Furthermore, the impact of a given stress scenario, even if measured in the same way across institutions, depends entirely on the makeup of each institution’s portfolio, and a scenario highly applicable to one institution may have no relevance to another. Comparisons of stress results between institutions can therefore be highly misleading, and for this reason UBS, like most of its peers, does not publish quantitative stress results.

Concentration limits and other controls

UBS applies concentration limits to exposures to general market risk factors and to single name exposures. The limits take account of variations in price volatility and market depth and liquidity.

In the Investment Bank, limits are placed on exposure to individual risk factors. They are applied to general market risk factors or groups of highly correlated factors based on market moves broadly consistent with the basis of VaR, i.e. 10-day, 99% confidence moves. Each limit applies to exposures arising from all instrument types in all trading businesses of the Investment Bank. The market moves are updated in line with the VaR historical time series and the limits are reviewed annually or as necessary to reflect market conditions. The effectiveness of risk factor limits in controlling concentrations of risk depends critically upon the way risk positions are represented. If long and short positions are considered to be sensitive to the same risk factor, potential gains and losses from changes in that factor are netted. The steps UBS is taking to enhance granularity of risk representation in its VaR measure are equally relevant to its risk concentration controls.
The Investment Bank carries exposure to single names, and therefore to event – including default - risk. This risk is measured across all relevant instruments (debt and equity, in physical form and from forwards, options, default swaps and other derivatives including basket securities) as the aggregate change in value resulting from an event affecting a single name or group. The maximum amount that could be lost if all underlying debt and equity of each name became worthless is also tracked. Positions are controlled in the context of the liquidity of the market in which they are traded, and all material positions are monitored in light of changing market conditions and specific, publicly available information on individual names – market risk officers do not have access to non-public information and must therefore rely to a significant extent on external ratings.
This form of single name exposure measure is most appropriate to corporate clients, financial institutions and other entities, the value of whose equity and debt instruments is dependent on their own assets, liabilities and capital resources. Asset-backed securities are usually issued through special purpose, bankruptcy remote vehicles and it is more important to aggregate risk in other dimensions than the issuer name, in particular the factors affecting the value of the underlying asset pools. UBS monitored underlying exposures by broad asset category but not to the level of granularity that proved neccessary in the case of mortgage-backed securities. It is now enhancing its measures accordingly.

è For further details, please refer to the sidebar “Enhancements to market risk management and control” on the next two pages of this report

Exposures arising from security underwriting commitments are subject to the same measures and controls as secondary market positions. There are also governance processes for the commitments themselves, generally including review by a commitment committee with representation from both the business and the control functions. All firm underwriting commitments are approved under specific delegated risk management and risk control authorities.

Other applications of market risk measures

Market risk measurement tools may be selectively applied to portfolios for which the primary controls are in other forms. VaR can, for example, provide additional insight into the sensitivity of investment positions to market risk factors, even though some of the assumptions of VaR – in particular the relatively short time horizon – may not be representative of their full risk. The results can be used by business management and risk controllers for information or to trigger action or review.

Risk management
Market risk

Enhancements to market risk management and control

In 2007, UBS’s market risk measures underestimated the potential losses resulting from exposures to the previously deep and liquid US residential mortgage market – neither trading management nor market risk controllers foresaw the extreme rates of delinquency and default and low recovery levels now projected, or the breakdown in correlation within and between asset classes that emerged in the second half of 2007 and revealed the tail risk in UBS’s positions. With the accompanying drying up of liquidity in parts of the market, the size of UBS’s positions has proved excessive relative to the market. The size, frequency and pattern of market moves were exceptional and UBS suffered losses in excess of those predicted by statistical or even stress loss risk measures based on historical market movements. Other market risk management and control processes were, however, intended to identify risk concentrations and sources of potential loss in more extreme circumstances. UBS is therefore taking steps to address the gaps which these events have revealed.

Risk management

Following the major losses, senior management changes were made. The fixed income, currencies and commodities (FICC) business unit is being restructured to build upon and strengthen its core business strategy of client servicing and risk distribution, and introduce stronger risk discipline:
–	a workout group has been established to ensure robust risk management of the segregated, legacy portfolios and to develop orderly exit strategies;
–	the remaining real estate-related activities are being refocused towards intermediation of client flows and alignment to the needs of investment banking and wealth management clients; and
–	management of flow credit trading is being consolidated. This will improve risk aggregation and communication and, over time, will allow consolidation of risk management systems.
The introduction of a new funding framework for the Investment Bank will encourage more disciplined use of the balance sheet.
è	For further information, please refer to the sidebar “New funding framework” on page 51 of this report

The models used in the risk management and valuation of US residential real estate-related products have been refined and recalibrated to reflect projections for lifetime cumulative losses consistent with market prices, where observable, and will continue to be updated as these projections and market parameters change. Even though some of these developments were undertaken under time pressure in a period of rapidly evolving markets and expectations, all models were approved for use by the independent model verification team. In first quarter 2008, the models were put into full production mode in the Investment Bank.

Risk control

As explained under “Risk measures”, which starts on page 33 of this section, where values of different instruments are assessed to be driven by the same risk factor, sensitivities in standard risk control measures have typically been expressed net across instruments and positions. If the drivers are not, in fact, the same risk factor but, rather, risk factors which have historically been very closely correlated, this netting will disguise “basis” risk – the risk of divergent movements between risk factors that are not perfectly correlated. A feature of the market dislocation in 2007 was the breakdown of historical correlations within markets, for example delinquency rates on sub-prime mortgages of different vintages. An important enhancement to the market risk control framework is therefore to increase the granularity of risk representation – not just for US residential mortgage related products but more generally – so that basis risks can be appropriately measured and controlled.

The specific characteristics of individual instruments which are critical in a stress event cannot always be predicted and it is therefore important to have a multi-faceted framework with complementary controls. UBS is applying more extensive limits, by asset class, based on gross values as well as risk sensitivities, in order to protect against extreme losses in the event of future dislocations and breakdowns – even if the probability of their occurring currently appears to be remote. Additionally, controls have been introduced to highlight positions which are large relative to market depth. In 2007, UBS also suffered significant markdowns as a result of leveraged positions – positions on which the rate of loss accelerated as market moves became more extreme – and on positions which were protected against market moves up to a certain point but fully exposed beyond that level. Such risks often only materialize when markets move beyond the range covered by statistical and stress loss parameters, and thus they do not show up in the regular risk measures. Controls over these deep tail risks already exist for some portfolios and are now being more widely applied. UBS is revising its approach to global stress testing to deliver a more diverse range of scenarios, which better differentiate between the source of a stress event and its contagion effect. Additionally, more extensive use of targeted stress tests is planned, using forward looking scenarios based on analysis of the positions and vulnerabilities of each portfolio. An important additional aspect of stress testing will be to consider liquidity as well as price sensitivity. New stress loss limits have been introduced at business area level, and on the stress loss contribution to standard scenarios from emerging markets, individually and in aggregate.
Since second quarter 2007, a series of in-depth reviews, which will cover all Investment Bank trading portfolios, has been under way. The findings of these reviews are being incorporated into development plans and will be factored into the quantitative enhancements described above. They also provide important insights into necessary qualitative changes to market risk management and control. It is intended that reviews of this type will become a regular feature, contributing to the ongoing enhancement of the market risk framework. UBS has, for many years, had a policy covering the pre-approval of structured and complex transactions. This has operated well at the transactional level but needs to be more systematically complemented by an assessment of the cumulative impact of “one-off” transactions with similar characteris-
tics on market risk in the portfolio. Processes have been adjusted so that repeat transactions now trigger a review as a new business initiative, the objective being to identify, at an early stage, any potential build-up of risks that are not appropriately captured by the control framework.
Investment Bank market risk policies are also being revised to emphasize the key characteristics of trading activities, and the criteria for assessing the liquidity of positions.
Market and credit risk control operate on opposite sides of information barriers – market risk officers do not generally have access to non-public information about clients and counter-parties unless formally brought “over the wall”. There are, however, areas where the two teams can and do work closely together to provide a comprehensive and consistent view of risks. Areas for further cooperation and integration in organization and processes are being explored to better exploit the complementary skills of the two units. The planned quantitative improvements and enhancements to processes will be reinforced through education to ensure that the lessons from 2007 are understood by risk managers and risk controllers alike. UBS has a dedicated risk education unit, reporting to the Group CRO, which is developing programs to help strengthen risk culture and risk awareness.

Risk management
Market risk

Market risk in 2007

The graphs below illustrate the relative calm of the first half of 2007, and the severe dislocation of markets and extreme volatility of the second half. Markets retreated in response to the first fall in the US sub-prime market, but by the end of first quarter the impact appeared to have been contained. Equities markets resumed their upward trend from late March through to May, but by June inflation fears and renewed concerns about wider contagion from the sub-prime market led to increased volatility. A flight to quality and rapid deleveraging by some market participants followed in third quarter, resulting in intra-market dislocations as participants exited “crowded trades”. Spreads between government yields and bank borrowing rates (“TED spread”) widened dramatically and central banks intervened to counter the general drying up of liquidity. In the US residential mortgage-related markets, credit spreads on the highest rated securities reached unprecedented levels, with associated increases in volatilities. A temporary recovery in September was short-lived – markets fell again in November on further deterioration in US residential mortgage markets, fears of a US recession and uncertainties about the health of the banking sector. Despite a slight recovery in some markets in December many experienced professionals regard trading conditions in fourth quarter as amongst the most difficult for many years.

Value at Risk
In 2007, Investment Bank VaR was higher on average and at year-end than in 2006, with a much greater range between minimum and maximum.

The graph of US sub-prime mortgage-backed securities illustrates the scale of market value decline which eroded partial hedges on positions, and increased risk exposure. The extreme volatility of spreads has progressively increased reported VaR on existing positions with each update of the 5-year historical time series. While the illiquidity of large parts of this market has prevented significant reductions in positions, amortizations and writedowns, together with active risk reduction in other areas, resulted in a lower VaR at year end than the peak for the year which occurred in fourth quarter.

There were other notable contributors to the fluctuations in Investment Bank VaR during the course of the year. The acquisition of Banco Pactual, completed in December 2006, resulted in more volatile interest rate VaR. In the first half of the year, directional exposure to equity markets not only increased equity VaR but also reduced the offset against interest rate VaR.

Credit spread exposure and idiosyncratic risk were major contributors to the risk profile throughout the year.
Market risk limits were adjusted in third quarter to constrain the level of risk in areas other than US residential mortgage market related exposure, but the impact on these positions of updates to the historical time series in third and fourth quarters has more than offset risk reductions elsewhere.
Corporate Center VaR was generally lower than in 2006, until fourth quarter when the major writedowns announced in December led to temporary positions associated with Treasury’s management of the foreign exchange component of parent bank profits and losses, and its management of the parent bank equity.
VaR for UBS as a whole was dominated by the Investment Bank, with Treasury providing some offset at times.

Investment Bank: Value at Risk (10-day, 99% confidence, 5 years of historical data)

	Year ended 31.12.07				Year ended 31.12.06
CHF million	Min.	Max.	Average	31.12.07	Min.	Max.	Average	31.12.06

Risk type

Equities	147	415	210	242	144	360	203	232

Interest rates (including credit spreads)	269	877	475	576	237	607	417	405

Foreign exchange	9	73	28	21	16	65	31	40

Energy, metals and commodities[1]	24	90	51	41	26	102	49	44

Diversification effect	[2]	[2]	(227)	(266)	[2]	[2]	(280)	(248)

Total	291	836	537	614	331	559	420	473

1 Includes base metals and soft commodities risk from 15 March 2006.    2 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

UBS: Value at Risk (10-day, 99% confidence, 5 years of historical data)

	Year ended 31.12.07				Year ended 31.12.06
CHF million	Min.	Max.	Average	31.12.07	Min.	Max.	Average	31.12.06

Business groups

Investment Bank[1,2]	291	836	537	614	331	559	420	473

Global Asset Management[3]	2	10	4	3	4	16	9	10

Global Wealth Management & Business Banking	2	5	3	3	4	14	10	5

Corporate Center	10	92	25	61	25	69	43	27

Diversification effect	[4]	[4]	(34)	(93)	[4]	[4]	(54)	(52)

Total	288	833	535	588	336	565	429	464

1 Includes UBS risk managed by Dillon Read Capital Management from June 2006 to 2 May 2007 and risk transferred from Dillon Read Outside Investor Fund from 3 May 2007.    2 Includes UBS Pactual from 1 December 2006.    3 Only covers UBS positions in alternative and quantitative investments. During first quarter 2007, seed money and coinvestments in these funds were reclassified as financial investments and they are not included in reported Value at Risk from that point.   4 As the minimum and maximum occur on different days for different business groups, it is not meaningful to calculate a portfolio diversification effect.

UBS: Value at Risk (1-day, 99% confidence, 5 years of historical data)[1]

	Year ended 31.12.07				Year ended 31.12.06
CHF million	Min.	Max.	Average	31.12.07	Min.	Max.	Average	31.12.06

Investment Bank[2]	124	253	164	149	129	230	172	160

UBS	126	254	165	152	131	233	173	162

1 10-day and 1-day Value at Risk (VaR) results are separately calculated from underlying positions and historical market moves. They cannot be inferred from each other.   2 Positions in Investment Bank subject to market risk regulatory capital contributed average VaR of CHF 160 million in 2007 and CHF 169 million in 2006.

Risk management
Market risk

Backtesting
As a result of the severe market volatility and dislocation which prevailed from the end of July, UBS experienced 29 backtesting exceptions in 2007, its first since 1998. The multiplier by which the market risk regulatory capital requirement is derived from 10-day VaR has been increased accordingly.

The first histogram shows daily backtesting revenues alongside all daily revenues for 2007. In the second histogram, the daily backtesting revenues are compared with the corresponding VaR over the same 12-month period for days when backtesting revenues were negative.
Given market conditions, the occurrence of backtesting exceptions is not surprising. Moves in some key risk factors were, on occasions, well beyond the level expected statistically with 99% confidence based on the historical time series in use at the time. Despite regular updates to the time series, backtesting exceptions have continued, partly caused by “jump events”. Some of these reflect a step change in market conditions, such as the mass downgrade by a rating agency of highly rated US residential mortgage market-linked securities. Others result from periodic new information or show the cumulative impact over several days or weeks of changing conditions in markets with diminished liquidity – the monthly remittance data published by mortgage servicers typically results in discontinuities of this type. UBS also made changes to its valuation approach to certain positions, leading to step changes. For example, as liquidity dried up, certain positions moved from a mark-to-market to a market-to-model basis. The enhancements UBS is making to market risk measures will not, of course, eliminate backtesting exceptions from these sources.

Stress loss
Stress loss for Investment Bank is defined as the worst case outcome from the official stress scenarios, which now include the worst historical loss from each day’s VaR simulation. Stress loss, like VaR, is dominated by US residential mortgage-related positions, with a significant contribution from corporate credit spread exposure. Changing directional exposures to interest rates and equity markets have led to fluctuations in reported stress loss over the course of the year.

Value at Risk outlook

In its fourth quarter 2007 report, UBS indicated that it was considering changing the internal risk control and / or regulatory capital treatment of some US residential mortgage market-related positions. Decisions have now been taken to reclassify some of the legacy portfolios managed by the FICC workout group. The markets for these positions are not liquid and 10-day VaR is not an adequate measure of their risks or an appropriate risk control tool. They will no longer be subject to internal VaR limits, they will be subject to banking book, rather than trading book, regulatory capital, and they will be excluded from UBS’s disclosed VaR from first quarter 2008.

The marginal contribution of the legacy positions to Investment Bank VaR at 31 December 2007 is approximately CHF 260 million.
Since year-end 2007, the VaR historical time series has been further updated to capture the continued increase in market volatility in November and December. As a result, VaR on existing Investment Bank positions – excluding the legacy positions – increased by approximately 4%. Had the legacy positions remained in VaR their marginal contribution to Investment Bank VaR would have more than trebled.

Risk management
Investment positions

Investment positions

UBS makes investments for a variety of purposes. The majority of investment positions are equity holdings, some of which are made for revenue generation or as part of strategic initiatives, while others, such as exchange and clearing house memberships are held in support of UBS’s business activities. Investments are also made in funds managed by UBS to seed them at inception or to demonstrate alignment of UBS’s interests with those of investors. UBS also holds debt investments.

Equity investments

Many equity investments are unlisted and therefore illiquid. Investments in listed stocks are limited in number both by individual market and in total. The fair values of equity investments are generally dominated by factors specific to the individual stocks and the correlation of individual holdings to equity indices varies. Furthermore, equity investments are generally intended to be held medium- or long-term and may be subject to lock-up agreements. For these reasons, they are not directly controlled using the market risk measures applied to trading activities. They are, however, subject to controls, including pre-approval of new investments by business management and risk control, and regular monitoring and reporting.

Where investments are made as part of an ongoing business they are also subject to standard controls, including portfolio and concentration limits. Seed money and co-investments in UBS-managed funds made by Global Asset Management are, for example, subject to a portfolio limit. All investments must be explained and justified, approved according to delegated authorities, and monitored and reported to senior management throughout their life.
Private equity positions were, in the past, the major component of equity investments but the portfolio is being managed down.
While equity investments are not subject to UBS’s Group and business group VaR limits, market risk measurement tools may be selectively applied to them, where appropriate, for internal management information. VaR can, for example, provide additional insight into the sensitivity of investments in UBS-managed funds where the assets and other exposures of the funds are in the form of tradable financial instruments. Although some of the assumptions of VaR – in particular the relatively short time horizon – may not be representative of the full risk on equity investments, the results can be used by business management and risk controllers for information or to trigger action or review.

Under International Financial Reporting Standards (IFRS), equity investments may be classified as Financial investments available-for-sale, Financial assets designated at fair value through profit and loss, or Investments in associates.

Composition of equity investments
At 31 December 2007, UBS held equity investments totaling CHF 7,690 million of which CHF 3,583 million were classified as Financial investments available-for-sale, CHF 2,128 million as Financial assets designated at fair value and CHF 1,979 million as Investments in associates. Within Financial investments available-for-sale, CHF 1,865 million are listed equities. None of UBS’s equity investments is in structured equity products.

At 31 December 2006, equity investments totalled CHF 10,014 million of which CHF 8,062 million were classified as Financial investments available-for-sale, CHF 429 million as Financial assets designated at fair value and CHF 1,523 million as Investments in associates. Within Financial investments available-for-sale, CHF 5,880 million were listed equities.
UBS’s largest single equity investment is its 1% stake in Bank of China, which was taken in 2005, as part of a major strategy initiative. The fair value of this investment on 31 December 2007 was CHF 1,644 million, of which CHF 1,084 million is an unrealized gain reported in equity. The fair value at 31 December 2006 was CHF 2,055 million of which CHF 1,450 million was an unrealized gain recorded in equity. Bank of China is a domestic Chinese bank which has a listing on the H-share register in Hong Kong. The fair value at which UBS carries this investment is determined by a valuation technique (level 2) to reflect the lock-up agreement between UBS and Bank of China. The market value of the shares is affected primarily by the performance of the bank itself, which will, in turn, be somewhat influenced by the Chinese economy, but it is not expected that day to day movements in either Chinese or Hong Kong stock market indices will have a long term impact on the value of this investment. Changes in the exchange rate between the Swiss franc and the Chinese renmimbi, in which the assets and liabilities of Bank of China are primarily denominated, will affect the fair value at which the investment is recorded in UBS’s financial statements.
At 31 December 2006, UBS held a stake in Bank Julius Baer with a fair value of CHF 3,029 million. This stake was acquired when Private Banks & GAM was sold in 2005. It was sold in June 2007.
Within the total of CHF 2,128 million Financial assets designated at fair value, an amount of CHF 1,788 million represents the assets of trust entities associated with employee compensation schemes. They are broadly offset by liabilities to plan participants included in Other liabilities. The equivalent positions at 31 December 2006 amounted to CHF 1,726 million.

è Details of significant associates are provided in Note 33 in Financial Statements 2007

Debt investments

Debt investments classified for IFRS as Financial investments available-for-sale can be broadly categorized as money market papers and debt securities, which are mainly held for statutory, regulatory or liquidity reasons, and non-performing loans, which are purchased in the secondary market by the Investment Bank as part of an approved business line.

The risk control framework applied to debt instruments classified as Financial investments available-for-sale varies depending on the nature of the instruments and the purpose for which they are held.
UBS Bank USA holds debt investments in instruments for which there are liquid markets and of a type which the Investment Bank also carries in its trading inventory (US government sponsored agency securities). They are controlled under the market risk framework and for internal risk control purposes are not considered to be investment positions.
Non-performing loans are subject to specific limits and controls, including risk management and risk control pre-approval. The fair value of non-performing loans is not highly sensitive to interest rate movements but, rather, depends on the expected recovery rate for each individual loan.
Other debt investments are predominantly securities issued by sovereigns of the Organization for Economic Cooperation and Development (OECD) and highly rated financial institutions.
Where applicable, debt investments are reflected in reports to senior management of consolidated credit exposures and in large exposure reports to the Swiss Federal Banking Commission (SFBC).

Composition of debt investments
On 31 December 2007, debt financial investments classified as Financial investments available-for-sale consisted of money market papers of CHF 349 million and other debt investments of CHF 1,034 million.

At 31 December 2006, the equivalent positions were CHF 354 million money market paper and CHF 521 million other debt investments.

Risk Management
Operational risk

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external causes, whether deliberate, accidental or natural. It is inherent in all UBS’s activities, not only in the business the firm conducts but due to the fact it is a business – because UBS is an employer, it owns and occupies property and holds assets, including information, belonging to both the firm and its clients. The approach to operational risk is not designed to eliminate risk per se but, rather, to contain it within acceptable levels, as determined by senior management, and to ensure that the firm has sufficient information to make informed decisions about additional controls, adjustments to controls, or other risk responses. The Group Chief Risk Officer (Group CRO) and the Group Head of Operational Risk (who reports to the Group CRO) are responsible for the independence, objectivity and effectiveness of the operational risk framework.

Operational risk framework

Every function, whether a front-end business or a control or logistics unit, must manage the operational risks that arise from its own activities. Because these risks are all pervasive, with a failure in one area potentially impacting many others, UBS’s framework is based on mutual oversight across all functions. Each business group has therefore established cross-functional bodies as an integral part of its governance structure, to actively manage operational risk.
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
The foundation of the operational risk framework is the definition by all functions of their roles and responsibilities so that, collectively, they can ensure that there is adequate segregation of duties, complete coverage of risks and clear accountability. From this analysis, they develop control objectives and standards to protect UBS’s tangible and intangible assets and interests, based on the types of operational risk events that might arise, ranging from daily reconciliation problems to potentially severe events such as fraud. UBS recognizes that it cannot eliminate all risks, because errors and accidents will always happen, and that even where it is pos-
sible it is not always cost effective to do so. UBS’s internal control framework differentiates potential events depending on their likely frequency and impact. Its mitigation and avoidance efforts are focused on areas where UBS believes it is most exposed to severe events – including both those that are reasonably foreseeable and those that, while not predictable, are thought to be reasonably possible. For lower impact risks UBS concentrates on management and monitoring.
The functions monitor compliance with their controls and assess their operating effectiveness in several ways, including self-certification by staff, and evaluation of responses by management. Additionally, they track a wide range of metrics to provide potential early warning of increased risk associated with non-attainment of control objectives. These include numbers and characteristics (severity, size, age, etc.) of, for example, client complaints and claims, deal cancellations and corrections, unreconciled items on cash and customer accounts, and systems failures. The implications of internal and external audit findings and other relevant sources of information are also assessed.
As major operational risk events occur, UBS assesses their causes and the implications for its control framework, whether or not they lead to direct financial loss. This includes events affecting third parties that are relevant to the firm’s business if sufficient information is made public. It is important to use all available information to test the control framework because, even if an internal event does not lead to a direct or indirect financial loss, it may indicate that UBS’s standards are not being complied with.
The totality of this information is reviewed by functional managers to assess their operational risk exposure and the actions needed to address specific issues. These issues are formally captured on a risk inventory, which forms the basis of reporting to senior management. Regular reports are made both within the business groups and to the Group CRO to allow senior management to assess the overall operational risk profile.

Operational risk measurement

UBS has developed a model for quantification of operational risk, which meets the regulatory capital standard under the Basel II Advanced Measurement Approach (AMA). It has two main components. The historical component is based on UBS’s own internal losses and is used primarily to determine the expected loss portion of the capital requirement. The firm has been collecting operational risk event data (both profits and losses) since 2002.

The scenario component of the AMA model is used primarily to determine the unexpected loss portion of the capital requirement. It is based on a set of generic scenarios that represent categories of operational risks to which UBS is exposed. The scenarios themselves are generated from an analysis of internal and external event information, the current business environment, and UBS’s own internal control environment through comparison to the risk inventory. For each scenario, UBS estimates a base case mainly derived from its own experience, a stressed case mainly derived from integrating experiences of select peers and a worst case based on events experienced by an expanded set of peers in the financial industry. The scenarios are reviewed at least annually by experts in the relevant subject matter and their risk control counterparts to ensure their validity and may be updated based on material new information or events that occur.
Currently, UBS does not reflect mitigation through insurance in its AMA model.
UBS does not set limits on operational risk but reports the measured risk through the standard reporting processes, and includes it in the overall quantification of risk under the Earnings-at-risk and Capital-at-risk frameworks.
With the implementation of Basel II from 1 January 2008, UBS calculates its operational risk regulatory capital requirement using the AMA model for the consolidated group and the parent bank, in accordance with the requirements of the Swiss Federal Banking Commission, UBS’s primary regulator. For regulated subsidiaries, the simpler basic indicator or standardized approaches are adopted, as agreed with local regulators.
The operational risk framework is primarily qualitative rather than quantitative – financial losses and capital considerations are only one, and not the most important, element. UBS uses the operational risk framework as the basis for specialist internal control assessments in areas such as legal, compliance, tax and human resources and to meet internal control-related regulatory requirements, such as Section 404 of the US Sarbanes-Oxley Act of 2002, as well as Basel II.

Treasury and capital management

–	UBS’s treasury department is responsible for the management of the firm’s financial resources. This includes management of: liquidity and funding; capital and balance sheet; and interest rate and currency risks arising from balance sheet and capital management responsibilities
–	UBS aims to maintain sound capital ratios at all times – to ensure strong external credit ratings and to remain one of the best capitalized firms in the international financial sector

Liquidity management

–	Liquidity risk is the risk of being unable to raise funds to meet payment obligations when they fall due. Liquidity must be continuously managed to ensure that the firm can survive a crisis
–	Liquidity management became a challenge during 2007, following the dislocation of the US residential mortgage market
–	Liquidity position: in anticipation of an extended period of market turbulence, UBS took several measures to strengthen its liquidity position, including adjustment of short-term funding targets and increased focus on balance sheet management

Funding management

–	Funding risk is the risk of being unable, on an ongoing basis, to borrow funds in the market at an acceptable price to fund actual or proposed commitments and thereby support UBS’s current business and desired strategy

–	Access to funding: despite challenging market conditions in the second half of 2007, UBS was able to maintain access to funding, primarily as a result of its broadly diversified funding base

Capital management

Despite significant writedowns on US mortgage-related exposures, UBS remains one of the best capitalized financial institutions in the world

Risk-weighted assets in 2007

In 2007, capital requirements increased for the Investment Bank, in particular for market risk exposures and derivatives

Eligible capital in 2007

In 2007, UBS’s BIS Tier 1 capital decreased, reflecting the losses sustained, accruals for share-based compensation plans and foreign exchange translation differences

Capital improvement program

Effective by year-end 2007:
–	rededication of 36.4 million shares that had previously been bought back for cancellation
–	replacement of cash dividend for 2007 with stock dividend

Effective in first quarter 2008:
–	issuance of CHF 13 billion of mandatory convertible notes to two long-term financial investors

Introduction of Basel II in 2008

UBS expects the overall impact on its BIS Tier 1 ratio to
be negative, depending on the further development of
the business mix

Capital adequacy
	As of
CHF million, except where indicated	31.12.07	31.12.06	31.12.05

BIS Tier 1 capital	32,811	40,528	39,834

of which hybrid Tier 1 capital	6,387	5,633	4,975

BIS total capital	44,507	50,364	43,808

BIS Tier 1 capital ratio (%)	8.8	11.9	12.8

BIS total capital ratio (%)	12.0	14.7	14.1

Balance sheet assets	292,988	273,588	252,364

Off-balance sheet and other positions	37,200	48,444	37,010

Market risk positions[1]	42,110	19,860	21,035

Total BIS risk-weighted assets	372,298	341,892	310,409

1 BIS risk-weighted asset equivalent of market risk capital requirement.

Treasury and capital management
Interest rate and currency management

Interest rate and currency management

Management of non-trading interest rate risk

UBS’s largest non-trading interest rate exposures arise in its wealth management and Swiss-based banking business. These risks are transferred from the originating businesses into one of UBS’s two centralized interest rate risk management units – Treasury or the Investment Bank’s foreign exchange and money market unit (FX&MM). These units manage the risks on an integrated basis, exploiting the full netting potential across risks from different sources.

Risks from fixed-maturity, short-term Swiss franc and all non-Swiss franc transactions are generally transferred to FX&MM. These fixed-rate lending products do not contain embedded options such as early prepayment that would allow customers to prepay at par – all prepayments are subject to market-based unwinding costs.
Risks from Swiss franc transactions with fixed maturities greater than one year are transferred to Treasury by individual back-to-back transactions. Current and saving accounts and many other retail products of Global Wealth Management & Business Banking have no contractual maturity date or direct market-linked rate, and therefore their interest rate risk cannot be transferred by simple back-to-back transactions. Instead, they are transferred on a pooled basis via “replicating” portfolios. A replicating portfolio is a series of loans or deposits at market rates and fixed terms between the originating business unit and Treasury, structured to approximate – on average – the interest-rate cash flow and repricing behavior of the pooled client transactions. The portfolios are rebalanced monthly. Their structure and parameters are based on long-term market observations and client behavior, and are regularly reviewed and adjusted as necessary. The originating business units are thus immunized as far as possible against market interest rate movements, but retain and manage their product margin.
A significant amount of interest rate risk also arises from the financing of non-monetary related balance sheet items, such as the financing of bank property and equity investments in associated companies. These risks are generally transferred to Treasury through replicating portfolios which, in this case, are designed to approximate the funding profile mandated by senior management.
Treasury manages its residual open interest rate exposures – taking advantage of any offsets that arise between positions from different sources – within its approved market risk limits (Value at Risk (VaR) and stress loss). The preferred risk management instrument is interest rate swaps, for which there is a liquid and flexible market. All transactions are executed via the Investment Bank – Treasury does not directly access the external market.
è For further details on UBS’s market risk measures and controls, please refer to the “Market risk” section of this report

Market risk arising from management of consolidated capital

UBS is required, by international banking regulation (BIS regulations), to hold a minimum level of capital against assets and other exposures (risk-weighted assets). The relationship between UBS’s capital and its risk-weighted assets – the BIS Tier 1 ratio – is monitored by regulators and analysts and is a key indicator of its financial strength.

The majority of UBS’s capital and many of its assets are denominated in Swiss francs, but the Group also holds risk-weighted assets and eligible capital in other currencies, primarily US dollar, euro and UK sterling. Following the integration of Banco Pactual in December 2006, UBS now also has material risk-weighted assets in Brazilian real. Any significant depreciation of the Swiss franc against these currencies would adversely impact the Group’s BIS Tier 1 ratio. Treasury’s mandate is therefore to protect this ratio against adverse currency movements and to generate an income flow from the capital. This mandate determines a currency, tenor and product mix – a target profile – against which Treasury manages the Group’s capital.
On an overall Group basis, Treasury’s target profile is based on a currency mix which broadly reflects the currency distribution of the consolidated risk-weighted assets, using products and tenors which generate the desired income stream. As the Swiss franc depreciates (or appreciates) against these currencies, the consolidated risk-weighted assets increase (or decrease) relative to UBS’s capital. These currency fluctuations also lead to translation gains (or losses) on consolidation, which are recorded through equity. Thus, UBS’s consolidated equity rises or falls in line with the fluctuations in the risk-weighted assets, protecting the Tier 1 ratio. The capital of the parent bank itself is held predominantly in Swiss francs in order to avoid any significant effects of currency fluctuations on its standalone financial results.
The capital of the parent bank and its subsidiaries is placed in the form of interest bearing cash deposits internally within the Group – primarily with the Investment Bank’s FX&MM

Treasury: Value at Risk (10-day, 99% confidence, 5 years of historical data)

	Year ended 31.12.07				Year ended 31.12.06
CHF million	Min.	Max.	Average	31.12.07	Min.	Max.	Average	31.12.06

Interest rates	9	55	17	54	19	72	36	19

Foreign exchange	1	87	18	21	4	51	30	20

Diversification effect	[1]	[1]	(10)	(14)	[1]	[1]	(23)	(12)

Total	10	92	25	61	25	69	43	27

1 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

unit. Where necessary, Treasury also executes derivatives (mainly interest rate swaps) with the Investment Bank’s trading desks to achieve the target profile. FX&MM and the derivative trading units manage the resultant cash and market risk positions as part of their normal business activities and, in the case of FX&MM, within the approved liquidity framework.

è For details on UBS’s liquidity framework please refer to the “Liquidity and funding management” section of this report

For the purposes of measuring and managing Treasury’s market risk position, the Group’s consolidated equity is represented in the Treasury book by replicating portfolios (liabilities) with the target currency and interest rate profile. The interest rate positions created by Treasury’s deposits with FX&MM or other units, and the associated derivatives, generally offset the interest rate risk of the replicating portfolios. Any mismatches between the two are managed, together with other non-trading interest rate risk positions within Treasury’s market risk limits (VaR and stress).
The structural foreign currency exposures are controlled by senior management but are not subject to internal market risk limits and are not included in Treasury’s reported VaR.

Treasury interest rate risk development

In measuring Treasury’s interest rate risk – expressed as VaR – both the representation of the consolidated equity (replicating portfolios) and the deployment of the equity described above are included in the calculations. Towards the end of December 2007, and as a consequence of the reported writedowns, Treasury had to reduce the amount of shareholders’ equity invested in Swiss francs.
On 31 December 2007, UBS’s consolidated equity was deployed as follows: in Swiss francs (including most of the capital of the parent bank) with an average duration of approximately three years and an interest rate sensitivity of CHF 5.1 million per basis point; in US dollar with an average duration of approximately four years and sensitivity of CHF 8.6 million per basis point; in euro with an average duration of approximately three years and a sensitivity of CHF 0.7 million per basis point; and in UK sterling with a duration of approximately three years and a sensitivity of CHF 0.5 million per basis point. The interest rate sensitivity of these positions is directly related to the chosen duration – targeting significantly shorter maturities would reduce the apparent interest rate sensitivity but would lead to greater fluctuations in interest income.

Corporate currency management

UBS’s corporate currency management activities are designed to reduce the impact of adverse currency fluctuations on its reported financial results, given regulatory constraints. UBS specifically focuses on three principal areas of currency risk management: match funding/investment of non-Swiss franc assets/liabilities; sell-down of non-Swiss franc profit and loss; and selective hedging of anticipated non-Swiss franc profit and loss.

Match funding and investment of non-Swiss franc assets and liabilities

As far as it is practical and efficient to do so, UBS follows the principle of matching the currency of its assets with the currency of the liabilities which fund them – thus a US dollar asset is typically funded in US dollars, a euro liability is offset by an asset in euros, etc. This avoids profits and losses arising from retranslation at the prevailing exchange rates to the Swiss franc at each quarter-end.

Sell-down of reported profits and losses

For accounting purposes, reported profits and losses are translated each month from the original transaction currencies into Swiss francs at the exchange rate prevailing at the end of the month. Treasury centralizes profits or losses in foreign currencies that arise in the parent bank, and sells or buys them for Swiss francs in order to eliminate earnings volatility which would arise from retranslation at different exchange rates of previously reported non-Swiss franc profits and losses. Other UBS operating entities follow a similar monthly sell-down process into their own reporting currencies. Profits retained in operating entities with a reporting currency other than Swiss franc are managed as part of UBS’s consolidated equity, as described earlier.

Treasury and capital management
Interest rate and currency management

Hedging of anticipated future reported profits

The monthly sell-down process cannot protect UBS’s earnings from swings caused by a sustained depreciation against the Swiss franc of one of the main currencies in which UBS earns net revenues or by an appreciation of one in which it incurs significant net costs.
The firm’s corporate currency management seeks to mitigate the potential adverse impact of any such development by executing a dynamic and cost-efficient rollover hedge strategy on a portion of the profits that UBS anticipates for the next three months, on a rolling one-month basis.
Although intended to hedge future earnings, these transactions are considered open currency positions. They are therefore subject to internal market risk VaR and stress loss limits.
In public segmental reporting, the profits and losses arising from the hedge strategy are shown as Corporate Center items, while the business group results are fully exposed to exchange rate fluctuations.

Treasury and capital management
Liquidity and funding management

Liquidity and funding management

Liquidity risk is the risk of being unable to raise funds to meet payment obligations when they fall due. Funding risk is the risk of being unable, on an ongoing basis, to borrow funds in the market at an acceptable price to fund actual or proposed commitments and thereby support UBS’s current business and desired strategy. Liquidity and funding are not the same, but they are closely related and both are critical to a financial institution.

Liquidity must be continuously managed to ensure that the firm can survive a crisis, whether it is a general market event, a localized difficulty affecting a smaller number of institutions, or a problem unique to an individual firm. An institution that is unable to meet its liabilities when they fall due may collapse, even though it is not insolvent, because it is unable to borrow on an unsecured basis, or does not have sufficient good quality assets to borrow against or liquid assets to sell to raise immediate cash.
During 2007, liquidity management became a challenge following the dislocation of the US residential mortgage market, which led to a sharp reduction in trading volumes in some previously highly liquid markets. In the repo market, certain assets were subject to higher haircuts, and were sometimes not accepted. Despite these challenging conditions, UBS was able to maintain access to funding, primarily as a result of its broadly diversified funding base. In addition, in anticipation of an extended period of market turbulence, several measures were taken to further strengthen UBS’s liquidity position during this period. Short-term funding targets were adjusted accordingly, and increased focus was placed on balance sheet management.

Liquidity approach

UBS’s approach to liquidity management, which covers all branches and subsidiaries, is to ensure that it will always have sufficient liquidity to meet liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking sustained damage to its various business franchises.
Central to the integrated framework is an assessment of all material, known and expected cash flows and the level of high-grade collateral that could be used to raise additional funding. It entails both careful monitoring and control of the daily liquidity position, and regular liquidity stress testing. Risk limits are set by the Group Executive Board (GEB) and monitored by Treasury, and contingency plans for a liquidity crisis are incorporated into UBS’s wider crisis management process.
The liquidity position is assessed and managed under a variety of potential scenarios encompassing both normal and stressed market conditions. UBS considers the possibility that its access to markets could be impacted by a stress event affecting some part of its business or, in the extreme case, if it was to suffer a severe rating downgrade combined with a period of general market uncertainty.

UBS’s major sources of liquidity are channeled through entities that are fully consolidated.

New funding framework

In 2007, UBS introduced a new funding model for the Investment Bank. The model incorporates two principal changes: the first is the adjustment of the internal pricing curve to reflect UBS’s true cost of funding, with an additional component to align the price more closely to the prices of defined peer institutions. The second is the requirement for UBS businesses to be term-funded, based on Treasury’s assessment of the quality and liquidity of their assets. These changes will encourage more disciplined use of UBS’s balance sheet by the Investment Bank.

Treasury and capital management
Liquidity and funding management

Liquidity management

UBS manages its liquidity position in order to be able to ride out a crisis without damaging the ongoing viability of its business. This is complemented by the firm’s funding risk management which aims to achieve the optimal liability structure to finance its businesses cost-efficiently and reliably. The long term stability and security of UBS’s funding in turn helps protect its liquidity position in the event of a UBS-specific crisis.
UBS’s business activities generate liability portfolios which are intrinsically highly diversified with respect to market, product and currency. This provides a broad range of investment opportunities for UBS’s clients and thus reduces the firm’s exposure to individual funding sources, which in turn reduces liquidity risk.
UBS adopts a centralized approach to liquidity and funding management to exploit these advantages to the full. The liquidity and funding process is undertaken jointly by Treasury and the foreign exchange and money market (FX&MM) unit within Investment Bank fixed income, currencies and commodities (FICC). Treasury establishes a comprehensive control framework, while FX&MM undertakes operational cash and collateral management within the established parameters.

This centralization permits close control of both UBS’s global cash position and its stock of highly liquid securities. The central treasury process also ensures that the firm’s general access to wholesale cash markets is concentrated in FX&MM. Funds raised externally are largely channeled into FX&MM including the proceeds of debt securities issued by UBS, an activity for which Treasury is responsible. FX&MM in turn meets all internal demands for funding by channeling funds from units generating surplus cash to those requiring finance. In this way, UBS minimizes its external borrowing and use of available credit lines, and presents a consistent and coordinated face to the market.

Liquidity modeling and contingency planning

The daily liquidity position – the net cumulative funding requirement for a specific day – is projected under cautious assumptions for each business day from the current day out to one month to produce a cumulative “cash ladder”. The short-term cash ladder is the tool used by FX&MM to manage net daily funding requirements efficiently, while Treasury monitors liquidity exposure against limits set by the GEB.

UBS also regularly assesses the impact of a liquidity crisis scenario, combining a firm-specific crisis with market disruption and focusing on a time horizon starting with overnight and extending up to one year. This UBS-specific scenario envisages large draw-downs on otherwise stable client deposits, an inability to renew or replace maturing unsecured wholesale funding and limited capacity to generate liquidity from trading assets. Liquidity crisis scenario analysis supports the liquidity management process so that immediate corrective measures, such as the build-up of a liquidity buffer to absorb potential sudden liquidity gaps, can be put into effect.

The starting point for stress testing analyses is a breakdown of the contractual maturity of UBS’s assets and liabilities. One such breakdown is shown in the table at the end of this section. This maturity analysis is an accounting view. It does not fully represent a liquidity risk management perspective which would also include stress analyses and a more detailed breakdown of asset and liability types.

Since a liquidity crisis could have a myriad of causes, UBS focuses on a scenario that encompasses all potential stress effects across all markets, currencies and products.
The assessment includes the likelihood of maturing assets and liabilities being rolled over in a UBS-specific crisis, and gauges the extent to which the potential crisis-induced shortfall could be covered by available funding. This would be raised on a secured basis against available collateral, which includes securities eligible for pledging at the major central banks, or by selling liquid inventory. In both cases UBS applies crisis-level discounts to the value of the assets. It assumes that it would be generally unable to renew any of the Group’s wholesale unsecured debt, including all its maturing money market papers (outstanding volume CHF 152.3 billion on 31 December 2007) and that no contingency funding could be raised on an unsecured basis. It also factors in potential liquidity outflows from contingent liabilities, in particular those resulting from the drawdown of committed credit lines. Exposures to other contingent commitments, such as guarantees and letters of credit, are included in this analysis, although they are not as vulnerable since they are generally not unconditional but, rather, are linked to other, independent conditions being fulfilled.

Liquidity needs may also result from commitments and contingencies, including credit lines extended to secure the liquidity needs of customers. UBS regularly monitors undrawn committed credit facilities and other latent liquidity risks.
If UBS’s credit rating were to be downgraded, “rating trigger” clauses, especially in derivative contracts, could result in an immediate cash outflow due to the unwinding of derivative positions, or the need to deliver additional collateral. UBS’s contingent exposure arising directly from these rating triggers is judged not to be material compared to its liquidity-generation capacity, even in a crisis situation. UBS also analyzes the potential impact on its net liquidity position of adverse movements in the replacement values of its over-the-counter (OTC) derivative transactions which are subject to collateral arrangements and includes the potential outflows in its crisis scenarios. Given the diversity of UBS’s derivatives business and that of its counterparties, there is not necessarily a direct correlation between the factors influencing net replacement values with each counterparty and a firm-specific crisis scenario.

Liquidity limits and controls

While its estimated capacity to generate liquidity when required will naturally vary, UBS generally applies a constant limit structure, which imposes a ceiling on the projected net funding requirement along the cash ladder. Limits are based on the amount of cash UBS believes it could raise in a firm-specific crisis.

The limits vary by time zone since access to liquidity will depend on the time of day – at the beginning of the global trading day, during Asia Pacific trading hours, the limits are less severe since more time is available to mobilize funding sources or, if necessary, initiate asset sales to generate additional liquidity. As the day proceeds and currency zones begin to close, the limits become tighter, with the strictest limits applied later in the day when only the US markets are available. FX&MM’s day-to-day liquidity management is based on global books that are handed over from time zone to time zone, ensuring 24-hour coverage. Compliance with the risk limits and actual credit liquidity exposures are regularly reported to the GEB.
To complement and support the limit framework, regional teams monitor the markets in which UBS operates for potential threats and regularly report any significant findings to Treasury.

UBS has also developed detailed contingency plans for liquidity crisis management, the cornerstone of which is the Group’s access to secured funding either from the market or from the major central banks, coupled with the ability to turn sufficient liquid assets into cash within a short time frame.

The liquidity contingency plan is an integral part of the global crisis management concept, which covers all types of crisis events. It would be implemented under a core crisis team with representatives from Treasury, from FX&MM and from related areas including the functions responsible for payments and settlements, market and credit risk control, collateral and margin management, and information technology and infrastructure. FX&MM’s centralized global management model lends itself naturally to efficient liquidity crisis management.
UBS is continuing to strengthen its relationships with the major central banks, consistent with its general policy, which is to base contingency plans on secured funding against pledges of high-quality collateral, rather than relying on third-party credit lines.

Liquidity ratios

In addition to the limits and controls described above, UBS also measures three ratios to monitor liquidity risk – the ratio of trading assets (trading portfolio assets and positive replacement values on derivatives) to total assets, the ratio of “level 1” trading assets to total assets, and the ratio of customer savings and deposits to mortgages. Level 1 trading assets are those for which fair values can be obtained from observable market prices and which are therefore considered to be the most liquid. These ratios are largely driven by UBS’s two largest business groups, the Investment Bank and Global Wealth Management & Business Banking. The first two ratios show the proportion of UBS’s total assets that are of a trading nature and are dominated by the Investment Bank’s activities. The third ratio is mainly driven by Global Wealth Management & Business Banking and shows the extent to which UBS is effectively funding its largest Swiss asset portfolio with customer deposits (savings and deposit accounts only), which are a stable funding source – the higher this percentage, the less the bank is reliant on wholesale funding for these potentially longer-term assets.

Liquidity ratios

in %	31.12.07	31.12.06
Ratio of trading assets to total assets	52.92	49.93

Ratio of level 1 trading assets to total assets	15.02	20.88

Ratio of customer savings and deposits to mortgages	76.10	79.10

Treasury and capital management
Liquidity and funding management

Funding

UBS’s domestic retail and global wealth management businesses have proven in the past to be valuable, cost-efficient and reliable sources of funding. Furthermore, through the establishment of short-, medium- and long-term funding programs in Europe, the US and Asia, UBS can provide specialized investments to its customers through which it can efficiently raise funds globally from both institutional and private investors, minimizing its dependence on any particular source.

Through broad diversification of its funding sources (by market, product and currency), UBS maintains a well-balanced portfolio of liabilities, which generates a stable flow of financing and provides protection in the event of market disruptions. This, together with its centralized funding management, enables UBS to pursue a strategy of efficient funding of business activities.

Funding approach

Medium- and long-term funding activities are planned by assessing the overall funding profile of the balance sheet, taking due account of the effective maturity of the asset base and the amount of maturing debt that will have to be replaced. The ability to continue to fund ongoing business activities through periods of difficult market conditions is also factored in. At the beginning of 2007, UBS decided to further strengthen its funding profile through public issuance of senior, straight, long-term debt and thereby enhance the overall diversification of its funding sources.
To ensure that a well-balanced and diversified liability structure is preserved, Treasury routinely monitors UBS’s funding status and reports its findings on a quarterly basis to the GEB. Two main analysis tools are employed – “cash cap-

ital” and “secured funding capacity”. UBS complements these analyses with regular assessments of any concentration risks in its main funding portfolios.
Cash capital is the excess of UBS’s long-term funding over the total of illiquid assets. “Long-term” and “illiquid” both refer to a time horizon of one year. The secured funding capacity concept ensures that short-term, unsecured (wholesale) funding is effectively only invested in freely marketable assets. UBS seeks to maintain a minimum stock of unencumbered assets and cash that exceeds its outstanding short-term unsecured wholesale borrowings.

Funding position UBS’s secured funding base reduces its exposure to periods of stressed market conditions when the ability to raise unsecured funding could be temporarily restricted.

The charts below show a breakdown by product type and by currency of UBS’s secured and unsecured funding as of 31 December 2007. Of the total, 22% was raised on a secured basis and 78% unsecured. The unsecured funding base is well diversified, with 19% of total funding stemming from savings and demand deposits, 17% from long-term debt, 17% from time deposits, 9% from short-term interbank borrowing, 10% from money market papers and 6% from fiduciary deposits. Around half of UBS’s funding is originated in US dollars, with substantial portions in Swiss francs and euros, roughly mirroring the currency breakdown of its assets. Around 19% of funding was denominated in other currencies (primarily UK sterling and Japanese yen). UBS does not rely on buying committed credit facilities from third-party banks, but instead bases its contingent funding sources on its ability to raise secured funding through the use of high-quality collateral.

Maturity analysis of assets and liabilities
	On demand and trading instruments
	Instruments					Due	Due	Due
	at cost and	Instruments	Instruments		Due	between	between	between
	at fair	at fair	at fair	Subject to	within 1	1 and 3	3 and 12	1 and 5	Due after
CHF billion	value / level 1	value / level 2	value / level 3	notice[1]	month	months	months	years	5 years	Total

Assets

Cash and balances with central banks	18.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	18.8

Due from banks	46.4	0.0	0.0	0.0	6.7	2.1	4.1	1.4	0.2	60.9

Cash collateral on securities borrowed	0.0	0.0	0.0	149.5	46.5	2.4	3.8	1.5	3.4	207.1

Reverse repurchase agreements	0.0	0.0	0.0	34.8	277.3	40.0	22.8	1.9	0.1	376.9

Trading portfolio assets[2]	249.3	323.4	37.3	0.0	0.0	0.0	0.0	0.0	0.0	610.0

Trading portfolio assets pledged as collateral[2]	85.3	55.8	23.2	0.0	0.0	0.0	0.0	0.0	0.0	164.3

Positive replacement values[2]	6.8	407.4	14.0	0.0	0.0	0.0	0.0	0.0	0.0	428.2

Financial assets designated at fair value[3]	1.8	0.3	0.0	0.0	1.9	1.7	0.8	2.2	3.1	11.8

Loans	72.5	0.0	0.0	42.0	61.5	20.0	38.6	72.7	28.6	335.9

Financial investments available-for-sale	0.4	0.5	1.0	0.0	0.3	0.0	1.8	0.3	0.7	5.0

Accrued income and prepaid expenses	0.0	0.0	0.0	0.0	12.0	0.0	0.0	0.0	0.0	12.0

Investments in associates	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.0	2.0

Property and equipment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	7.2	7.2

Goodwill and other intangible assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	14.5	14.5

Other assets	0.0	0.0	0.0	0.0	18.0	0.0	0.0	0.0	0.0	18.0

Total 31.12.07	481.3	787.4	75.5	226.3	424.2	66.2	71.9	80.0	59.8	2,272.6

Total 31.12.06	549.9	673.9	13.1	351.4	404.6	114.3	92.3	98.9	48.0	2,346.4

Liabilities

Due to banks	39.1	0.0	0.0	1.0	77.8	15.1	11.8	0.4	0.5	145.7

Cash collateral on securities lent	0.0	0.0	0.0	30.5	1.1	0.0	0.0	0.0	0.0	31.6

Repurchase agreements	0.0	0.0	0.0	17.4	186.7	46.8	54.4	0.6	0.0	305.9

Trading portfolio liabilities[2]	119.9	44.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	164.8

Negative replacement values[2]	6.6	420.1	16.8	0.0	0.0	0.0	0.0	0.0	0.0	443.5

Financial liabilities designated at fair value [3]	0.0	0.0	0.0	0.0	4.5	35.3	28.8	68.0	55.3	191.9

Due to customers	179.6	0.0	0.0	124.1	252.3	49.8	23.5	0.7	11.9	641.9

Accrued expenses and deferred income	0.0	0.0	0.0	0.0	21.8	0.0	0.0	0.0	0.0	21.8

Debt issued	0.0	0.0	0.0	0.0	52.2	63.6	49.0	22.6	34.7	222.1

Other liabilities	0.0	0.0	0.0	27.5	33.3	0.0	0.0	0.0	0.0	60.8

Total 31.12.07	345.2	465.0	16.8	200.5	629.7	210.6	167.5	92.3	102.4	2,230.0

Total 31.12.06	386.3	290.1	9.2	254.6	843.4	169.8	150.6	97.5	89.1	2,290.6

1 Deposits without a fixed term, on which notice of withdrawal or termination has not been given (such funds may be withdrawn by the borrower subject to an agreed period of notice).   2 Trading and derivative positions are presented in the first three columns of this table: “Instruments at cost and fair value / level 1”, “Instruments at fair value / level 2” and “Instruments at fair value / level 3”. Management believes that such presentation most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may, however, extend over significantly longer periods. The breakdown of these positions into the fair value measurement categories of levels 1, 2 and 3 indicates the liquidity of the markets in which the financial instruments are traded and the availability of market observable inputs to measure these instruments (refer to Note 26 in Financial Statements 2007).   3 The contractual redemption amount at maturity of financial assets and liabilities designated at fair value approximates the carrying value as of 31 December 2007 and 31 December 2006.

Contingent claims and commitments
CHF million	31.12.07	31.12.06

Contingent claims	20,824	17,908

Undrawn irrevocable facilities	83,980	97,287

The Group enters into commitments to extend credit lines to secure the liquidity needs of customers. From the outstanding undrawn irrevocable credit facilities, approximately one-fifth mature within 12 months while four-fifths mature beyond 12 months.

Treasury and capital management
Capital management

Capital management

In managing its capital, UBS considers a variety of requirements and expectations. Sufficient capital must be in place to support current and projected business activities, according to both UBS’s own internal assessment and the requirements of its regulators, in particular its lead regulator the Swiss Federal Banking Commission (SFBC).

Capital is also managed in order to achieve sound capital ratios, to ensure strong external credit ratings and to ensure that UBS remains one of the best capitalized firms in the international banking sector. This is crucial in retaining clients’ confidence in UBS’s financial strength and also supports UBS’s funding position and favorable borrowing costs in the international financial markets.
UBS aims to maintain sound capital ratios at all times, and it therefore considers not only the current situation but also projected developments in both its capital base and capital requirements. The main tools by which UBS manages the supply side of its capital ratios are active management of capital instruments and dividend payments.

Capital adequacy management

Ensuring compliance with minimum regulatory capital requirements and targeted capital ratios is central to capital adequacy management. In this ongoing process, UBS manages towards Tier 1 and Total capital target ratios. In the target setting process UBS takes into account the regulatory minimum capital requirements and regulators’ expectations that UBS holds additional capital above the minimum, UBS’s internal assessment of aggregate risk exposure in terms of Capital-at-risk, the views of rating agencies, and comparison to peer institutions, considering UBS’s business mix and market presence.

Capital requirements

At year end 2007, UBS was subject to regulatory guidelines based on the original – Basel I – framework established by the Basel Committee on Banking Supervision (“BIS guidelines / ratios”). The capital it is required to hold is determined by its risk-weighted assets – its balance sheet, off-balance sheet and market risk positions, measured and risk-weighted according to criteria defined by its lead regulator, the SFBC. Under BIS guidelines, a financial institution’s eligible capital must be at least 8% of its total risk-weighted assets.

UBS’s published capital ratios and risk-weighted assets are determined according to BIS guidelines, which differ in certain respects from the regulations of the SFBC. The most important differences are:

–  where BIS guidelines apply a maximum risk weight of 100%, the SFBC applies risk weights above 100% to certain asset classes (for example real estate, fixed assets, intangibles, and non-trading equity positions); and

–  where the BIS guidelines apply a 20% risk weight to obligations of Organization for Economic Co-operation and Development (OECD) banks, the SFBC applies risk weights of 25% to 75%, depending on maturity.

Capital improvement program

In fourth quarter 2007, the markets for US residential sub-prime mortgages and related securities, and the US residential housing market in general continued to deteriorate. In December, it became increasingly evident that substantial writedowns would be required.
The reduction in the Tier 1 ratio resulting from the expected substantial overall loss in fourth quarter could, among other consequences, have led to rating agency downgrades of UBS’s top-tier financial ratings. This, in turn, could have damaged client confidence in UBS’s financial strength and increased the Group’s borrowing costs in the international financial markets. UBS therefore decided to take immediate actions to strengthen its capital position.
The most important element of the capital improvement program was the proposal to issue CHF 13 billion of mandatory convertible notes (MCN), which was approved at the extraordinary general meeting on 27 February 2008.
Since the capital impact of the MCN issue would only become effective in first quarter 2008, it was also decided in December 2007 to take additional measures that would have an immediate effect on the Tier 1 capital ratio. Firstly, the Board of Directors approved the rededication of 36.4 million shares that had previously been bought back and earmarked for cancellation. Secondly, it proposed to replace the cash dividend for 2007 with a stock dividend.
è	Further details on the mandatory convertible notes can be found in the “Shares and capital instruments” section of this report

As a result of the differences in regulatory rules, UBS’s risk-weighted assets are higher and capital ratios (total and Tier 1) are lower when calculated under SFBC regulations than under BIS guidelines. UBS has always had total capital and Tier 1 capital in excess of the minimum requirements of both the BIS and the SFBC.
UBS measures on- and off-balance sheet claims according to regulatory formulas. Claims are weighted according to type of counterparty and collateral. The least risky claims, such as claims on OECD governments and claims collateralized by cash, are weighted at 0%, meaning that no regulatory capital support is required, while the claims deemed most risky, including unsecured claims on both corporate and private customers, are weighted at 100%, meaning that 8% capital support is required.
Securities not held for trading are treated as claims, based on the net position in the securities of each issuer, including both actual holdings and exposures from derivative instruments. UBS’s investments in entities which are consolidated under International Financial Reporting Standards (IFRS) and which are not active in the field of banking and finance (including consolidated industrial holdings) are treated for regulatory capital purposes as positions in securities not held for trading.
Claims arising from derivatives transactions have two components – the current replacement values, and “add-ons” to reflect the potential future exposure. Where UBS has entered into a master netting agreement that is considered legally enforceable in insolvency, positive and negative replacement values with individual counterparties can be netted.

Off-balance sheet claims arising from contingent commitments and irrevocable facilities are converted into credit equivalent amounts based on percentages of nominal value specified by the regulators.

Regulatory capital is required to support market risk arising on all foreign exchange, energy, metal and other commodity positions, and on all positions held for trading purposes, including equities and traded debt obligations held in the trading book. For most market risk positions, UBS derives its regulatory capital requirement from its internal Value at Risk (VaR) model which is approved by the SFBC. It is based on 10-day VaR, which is subject to a multiplier reflecting the regulator’s view of the robustness of the VaR model. This multiplier is increased in response to backtesting exceptions. For some small positions, market risk regulatory capital is computed using the standardized method defined by the regulators. Unlike the calculations for credit risk, the market risk measure produces the capital requirement itself rather than the amount of risk-weighted assets. In order to compute a total capital ratio, the total market risk capital requirement is converted to a “risk-weighted asset equivalent” such that the capital requirement is 8% of this risk-weighted asset equivalent, i.e. the total market risk capital requirement is multiplied by 12.5.
Other assets, most notably property and equipment, and intangibles are not subject to credit or market risk, but they represent a risk to the Group in respect of their potential for writedown and impairment and therefore require capital underpinning in accordance with regulatory formulas.

Risk-weighted assets (BIS)
		Risk-weighted		Risk-weighted
	Exposure	amount	Exposure	amount

CHF million	31.12.07	31.12.07	31.12.06	31.12.06

Balance sheet exposures

Due from banks and other collateralized lendings[1]	463,796	7,450	452,821	10,438

Net positions in securities[2]	12,721	9,510	10,262	8,447

Positive replacement values[3]	138,978	34,800	110,732	24,161

Loans, net of allowances for credit losses and other collateralized lendings[1]	710,564	210,493	887,694	206,359

Accrued income and prepaid expenses	10,383	5,255	9,302	4,920

Property and equipment	8,370	8,370	8,436	8,436

Other assets	27,234	17,110	15,976	10,827

Off-balance sheet exposures

Contingent liabilities	20,824	7,512	17,908	7,842

Irrevocable commitments	84,978	13,028	98,439	23,592

Forward and swap contracts[4]	732,930	15,565	459,170	16,599

Purchased options[4]	9,954	1,095	8,220	411

Market risk positions[5]		42,110		19,860

Total risk-weighted assets		372,298		341,892

1 Includes gross securities borrowing and reverse repurchase agreement exposures, and those traded loans in trading portfolio assets originated by the Group for syndication or distribution. These financial instruments are excluded from the Market risk positions.   2 Includes industrial holdings, which are not consolidated for capital adequacy. Excludes positions in the trading book, which are included in Market risk positions.   3 Represents the mark-to-market values of Forward and swap contracts and Purchased options, where positive but after netting, where applicable.   4 Represents the add-ons for these contracts.   5 Regulatory capital adequacy requirements for market risk, calculated using the approved Value at Risk model, or the standardized method, multiplied by 12.5. This results in the risk-weighted asset equivalent.

Treasury and capital management
Capital management

UBS’s capital requirements are generally based on its consolidated financial statements in accordance with IFRS. Under these standards, subsidiaries and special purpose entities that are directly or indirectly controlled by UBS must be consolidated, whereas for regulatory capital purposes, subsidiaries that are not active in the banking and finance business are excluded.
On 31 December 2007 risk-weighted assets were CHF 372.3 billion, up 9% from CHF 341.9 billion at year-end 2006. Roughly 55% of the increase was driven by exposures from the Investment Bank, in particular increased capital requirements for market risk resulting from higher market volatility and an increase in the regulatory multiplier, higher positive replacement values of derivatives, and an increase in the syndicated loan portfolio, partially offset by a decrease in risk-weighted assets for undrawn commitments and securities lending and borrowing activities. Global Wealth Management & Business Banking contributed the remainder of the risk-weighted asset increase, mainly related to increased collateralized lending.

Eligible capital

The capital available to support risk-weighted assets – eligible capital – consists of Tier 1 and Tier 2 capital. Tier 1 capital is required to be at least 4% of risk-weighted assets and total capital (Tier 1 plus Tier 2) at least 8%. To determine eligible Tier 1 and total capital, adjustments have to be made to shareholders’ equity as defined under IFRS, most notably by deducting goodwill and investments in unconsolidated entities engaged in banking and finance activities.

Eligible capital is the same under BIS guidelines and SFBC regulations.

Tier 1 capital / UBS shares

The majority of Tier 1 capital comprises retained earnings attributable to UBS shareholders. As of 31 December 2007, total IFRS equity attributable to UBS shareholders amounted to CHF 35,585 million, which serves as the basis for determining the regulatory eligible Tier 1 capital. The mandatory convertible notes (MCNs), which were announced on 10 December 2007 did not contribute to eligible capital as of 31 December 2007, but became eligible capital after the approval of the issue of MCNs at the EGM, which took place on 27 February 2008.

Hybrid Tier 1 capital

Hybrid Tier 1 instruments are perpetual instruments that can only be redeemed if they are called by the issuer. The payment of interest is subject to compliance with minimum capital ratios and any payment missed is non-cumulative. UBS’s hybrid Tier 1 instruments are accounted for under equity attributable to minority interests and amounted to CHF 6,387 million as of 31 December 2007, representing approximately 19.5% of eligible Tier 1 capital.

Tier 2 capital

Tier 2 capital consists mainly of subordinated long-term debt that ranks senior to both UBS shares and hybrid Tier 1 instruments but is subordinated with respect to all senior obligations of UBS. Tier 2 instruments accounted for CHF 14,071 million in total capital as of year-end 2007.

è Further information on UBS’s capital instruments is provided on pages 64–65 of this report

Capital components
			% change from
CHF million	31.12.07	31.12.06	31.12.06

Gross Tier 1 capital	50,147	57,713	(13)

of which paid-in share capital	207	211	(2)

of which share premium, retained earnings, currency translation differences	43,552	51,869	(16)

of which innovative capital instruments	6,047	5,267	15

of which non-innovative capital instruments	340	366	(7)

Less: goodwill[1]	(13,203)	(13,852)	5

Less: other Tier 1 deductions[2]	(4,133)	(3,333)	(24)

Total eligible Tier 1 capital	32,811	40,528	(19)

Upper Tier 2 capital	301	0

Lower Tier 2 capital	13,770	13,093	5

Tier 3 capital	0	0

Less: deductions[3]	(2,375)	(3,257)	27

Total eligible capital	44,507	50,364	(12)

1 Includes intangible assets exceeding 4% of Tier 1 capital.   2 Consists of: i) net-long position in own shares held for trading purposes; ii) own shares bought for cancellation (second trading line) or for upcoming share awards; iii) other treasury share positions net of delta-weighted obligations out of employee stock options granted prior to August 2006.   3 Consists of the net-long position of non-consolidated participations in the finance sector and first loss protections out of securitizations.

UBS’s eligible capital is based on its consolidated financial statements prepared under IFRS. As illustrated in the table on the opposite page, shareholders’ equity is subject to a number of adjustments to arrive at regulatory eligible capital.
On 31 December 2007, BIS Tier 1 capital was CHF 32.8 billion, down from CHF 40.5 billion at year end 2006, reflecting primarily the negative effects of the loss in 2007, accruals for share based compensation plans and foreign exchange translation differences. In 2007, UBS issued EUR 600 million of innovative Tier 1 capital instruments (Trust Preferred Securities).

IFRS Equity to BIS Tier 1 capital

The key adjustments made to IFRS Equity attributable to shareholders to determine Tier 1 eligible capital result from:
–	the ability to net treasury shares held as hedges against obligations from employee stock options granted prior to August 2006 (reducing deductions for treasury shares by CHF 6,230 million);
–	the inability to recognize fair value changes recorded directly in equity under IFRS from financial investments available-for-sale and cash flow hedges (reduction of CHF 1,509 million);

–  a reduction in retained earnings relating to the application of the fair value option under International Accounting Standard (IAS) 39 for capital adequacy purposes, which was partially offset by adjustments for differences in the scope of consolidation (reducing retained earnings by net CHF 564 million); and

– removing minority interests other than trust preferred securities, causing a further reduction of CHF 564 million.

Capital ratios

The BIS ratios compare the amount of eligible capital (in total and Tier 1) with the total of risk-weighted assets.

The combination of the 9% risk-weighted assets increase and the 19% reduction in BIS Tier 1 capital resulted in a decrease of BIS Tier 1 ratio by 3.1 percentage points to 8.8% at the end of December 2007, down from 11.9% at year-end 2006. In the same period, the total capital ratio decreased from 14.7% to 12.0%.

è   For details of UBS’s issuance of capital securities during 2007, including hybrid Tier 1 instruments and subordinated debt, please see the section “Capital structure” in Corporate Governance and Compensation Report 2007

Reconciliation of IFRS[1] Equity to BIS Tier 1 capital
	31.12.07
	IFRS	Reconciliation	BIS
CHF million	view	items	view

Share capital	207	0	207

Share premium	8,884	(189)	8,695

Net income recognized directly in equity, net of tax	(1,188)	(1,509)	(2,697)

Revaluation reserve from step acquisitions, net of tax	38	0	38

Retained earnings	38,081	(564)	37,517

Equity classified as obligation to purchase own shares	(74)	74	0

Treasury shares / deduction for own shares	(10,363)	6,230 [2]	(4,133)

Equity attributable to UBS shareholders / gross Tier 1 net of own shares	35,585	4,042	39,627

Equity attributable to minority interests	6,951	(564)	6,387

Total equity / gross Tier 1 including hybrid Tier 1 instruments	42,536	3,478	46,014

Less: goodwill			(13,203)[3]

Less: accrual for expected future dividend payment			0

Eligible Tier 1 capital			32,811

	31.12.06
	IFRS	Reconciliation	BIS
CHF million	view	items	view

Total equity / gross Tier 1 including hybrid Tier 1 instruments	55,775	3,187	58,962

Less: goodwill			(13,852)[3]

Less: accrual for expected future dividend payment			(4,582)

Eligible Tier 1 capital			40,528

1 International Financial Reporting Standards (IFRS).   2 Generally, treasury shares are fully deducted from Equity under IFRS, whereas for capital purposes only the following positions in own shares are deducted: i) net-long position in own shares held for trading purposes; ii) own shares bought for cancellation (second trading line) or for upcoming share awards and; iii) other treasury share positions net of delta-weighted obligations out of employee stock options granted prior to August 2006.   3 Includes intangible assets exceeding 4% of Tier 1 capital.

Treasury and capital management
Capital management

Introduction of Basel II

Upon implementation of Basel II on 1 January 2008, UBS expects the overall impact on its BIS Tier 1 ratio to be negative, depending on the further development of the business mix, in particular the profile of the loan book. This expectation is based on a direct comparison between capital ratios under regulations effective at year-end 2007 and the corresponding ratios at the same date under Basel II rules.

Overall, the implementation of Basel II will introduce capital requirements that are more accurate and sensitive to underlying risk positions: not only is the type of counterparty considered when determining the risk-weighted assets; both the counterparty rating and the type of transaction, including collateralization, are taken into account. A new capital requirement for operational risks will also be introduced as part of Basel II.
In addition, with the advent of Basel II, the calculation of the eligible capital will be tightened through the introduction of new deductions from Tier 1 capital and total capital. This will lower the capital ratios, but at the same time clearly improve the quality of capital available to support risks.
Future capital ratios will depend on, among other factors, developments in financial markets and their impact on profit and loss, valuations and capital requirements for market risk;

the development of the credit quality of UBS’s obligors and counterparties; future issuances of capital instruments and the management of treasury shares; capital requirements for operational risk; and future changes in the regulatory frameworks.

Credit ratings

Despite significant writedowns in US sub-prime-related securities, UBS remains one of the best-capitalized financial institutions in the world. It believes that this is a key part of its value proposition for both clients and investors.
In November 2007, Moody’s Investors Service downgraded from “A-” to “B+” the Bank Financial Strength Rating (BFSR) of UBS AG and affirmed the “Aaa” senior debt and deposit ratings. “The downgrade of the BFSR reflects Moody’s view that UBS’ sub-prime related exposures have a large loss content which negatively impacts the bank’s earnings stability and our understanding of the quality of their risk management,” Moody’s said in a related media release. At the end of January 2008, Moody’s

Investors Service changed the outlook to negative from stable on the B+ BFSR and Aaa senior debt and deposit ratings of UBS AG. “The change in outlook follows the announcement that UBS will take additional writedowns of approximately USD 4 billion on not only its positions related to the US sub-prime mortgage market, but also on positions related to US residential mortgage securities, contributing to a net loss of approximately CHF 4.4 billion in 2007”. In February 2008, following the fourth quarter 2007 earnings release, Moody’s affirmed the ratings of UBS AG, commenting: “UBS continues to enjoy a very strong and diversified franchise with solid earnings capability in a number of areas outside the affected fixed-income franchise, and the bank maintains excellent liquidity and good asset quality. Its capitalization levels should be restored to past high levels over a reasonable time frame, benefiting from the planned capital increase of CHF 13 billion”. In October 2007, Standard & Poor’s Ratings Services lowered its long-term counterparty credit rating on UBS AG to “AA” from “AA+”, commenting that: “the downgrade primarily reflects concerns over the effectiveness of the bank’s risk management practices in allowing such a large sub-prime exposure to build”.
In late January 2008, Standard & Poor’s revised UBS’s outlook to negative, commenting: “the outlook was revised to negative in recognition of the challenges to UBS’s future revenue generation from the current economic

Capital adequacy
	As of
CHF million, except where indicated	31.12.07	31.12.06	31.12.05

BIS Tier 1 capital	32,811	40,528	39,834

of which hybrid Tier 1 capital	6,387	5,633	4,975

BIS total capital	44,507	50,364	43,808

BIS Tier 1 capital ratio (%)	8.8	11.9	12.8

BIS total capital ratio (%)	12.0	14.7	14.1

Balance sheet assets	292,988	273,588	252,364

Off-balance sheet and other positions	37,200	48,444	37,010

Market risk positions[1]	42,110	19,860	21,035

Total BIS risk-weighted assets	372,298	341,892	310,409

1 BIS risk-weighted asset equivalent of market risk capital requirement.

and market conditions, its large residual sub-prime-related exposure, and the strategic repositioning of the investment bank”. The ratings reflect “UBS’s continued strengths, including its diverse business position, strong liquidity, and robust capitalization once its capital strengthening measures are completed”. In December 2007, Fitch Ratings downgraded UBS AG’s long-term issuer default ratings (IDR) from “AA+” to “AA” and UBS’s Individual rating from “A/B” to “B”, commenting: “the additional writedowns announced by UBS on 10 December are significantly higher than previous guidance from the group and reflect ongoing valuation challenges in a still difficult market environment. UBS AG’s ratings reflect its excellent private banking/wealth management franchise, diversified revenues, historically consistent profitability, strong liquidity and sound capitalization. The outlook on the long-term IDRs remains negative, reflecting continued uncertainty over future earnings, together with the challenges faced by a new management team in reshaping the group’s investment bank.”
At the end of January 2008, Fitch Ratings affirmed UBS’s long-term issuer default rating at “AA” with negative outlook, and the individual rating at “B”.
UBS’s long-term credit ratings are shown in the table. Each of these ratings reflects only the view of the applicable rating agency at the time the rating was issued, and any explanation of the significance of a rating may be obtained only from the rating agency. A security rating is not a recommendation to buy, sell or hold securities and each rating should be evaluated independently of any other rating. There is no assurance that any credit rating will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn entirely by the rating agency if, in the rating agency’s judgment, circumstances so warrant.

Long-term ratings
As of
	31.12.07	31.12.06	31.12.05

Fitch, London	AA	AA+	AA+

Moody’s, New York	Aaa	Aa2	Aa2

Standard & Poor’s, New York	AA	AA+	AA+

Treasury and capital management
Shares and capital instruments

Shares and capital instruments

Shares

UBS shares and Tier 1 capital
The majority of Tier 1 capital comprises retained earnings attributed to UBS shareholders. As per 31 December 2007, total International Financial Reporting Standard (IFRS) equity attributable to UBS amounted to CHF 35,585 million and was represented by a total of 2,073,547,344 issued UBS shares, of which 158,105,524 shares (7.6%) were held by UBS. Each outstanding share has a par value of CHF 0.10 and entitles the holder to one vote at the shareholders’ meeting and to receive a proportionate share of the dividend that is distributed. There are no preferential rights for individual shareholders and no other classes of shares are issued by the parent bank (UBS AG) directly.

In 2007, the outstanding shares were reduced by a net total of 31,725,942 million shares, reflecting the cancellation of shares bought back under the 2006 / 2007 share buyback program.

Additional future issuance of shares for mandatory convertible notes and stock dividend

As part of the measures to strengthen its capital base following the substantial writedowns related to the US residential sub-prime mortgage market, on 10 December 2007 UBS announced the issuance of mandatory convertible notes

Shares
For the year ended
Number of shares	31.12.07

Balance at the beginning of the year	2,105,273,286

Issue of share capital (exercise of employee options)	1,294,058

Cancellation of second trading line treasury shares	(33,020,000)

Balance at the end of the year	2,073,547,344

(MCNs) and the distribution of a stock dividend for 2007 instead of a cash dividend – see the “Capital management” section and pages 64, 65 and 67 of this report.

To allow for the delivery of shares upon conversion of the MCNs, the extraordinary general meeting of shareholders on 27 February 2008 approved the creation of the conditional capital in a maximum amount of CHF 27,775,000. The conditional capital is to be used exclusively for sourcing the shares for the conversion of the MCNs, which is to occur in March 2010 at the latest. Based on the conditional capital, the share capital of UBS AG upon conversion of the MCNs will be increased through the issuance of a maximum of 277,750,000 fully paid registered shares of UBS AG with a par value of CHF 0.10.
For the stock dividend, shareholders approved the creation of authorized capital at the extraordinary general meeting of shareholders on 27 February 2008. The stock dividend will not exceed 5% of the share capital at year-end 2007 or a ratio of one free new share for a minimum of every 20 shares already owned. This corresponds to a maximum amount of authorized capital of CHF 10,370,000 or 103,700,000 shares. The final exchange ratio will be determined by the Board of Directors (BoD) and the shareholders will be informed on the day of the annual general meeting (AGM) on 23 April 2008.
Furthermore, conditional capital is available to issue an additional 150,138,634 shares against the exercise of employee options.

Capital dilution

Whether earnings per share will be higher or lower as a result of these measures depends on the effect they have in maintaining the strength, and therefore profits, of UBS in general and the wealth management business in particular. When there is excess capital available, UBS expects to also return to its normal policy, subject to regulatory requirements, of returning excess capital – that is, capital that

Shareholder approved issuance of shares
		Year approved
	Maximum number of	by shareholders'	% of shares issued
	shares to be issued	general meeting	31.12.07

Authorized capital

Stock dividend 2007	103,700,000	2008	5.00

Conditional capital

Mandatory convertible note	277,750,000	2008	13.39

Employee equity participation plans of UBS AG	149,994,296	2006	7.23

Employee stock ownership plan of the former PaineWebber	144,338	2000

exceeds the level that UBS believes to be reasonably appropriate in the context of its portfolio and business growth – to shareholders, through buyback and cash dividends.

Holding of UBS shares

UBS holds its own shares for three main purposes. Treasury repurchases shares on a second trading line, where they are earmarked for cancellation purposes. Shares are bought back by Treasury to cover employee share and option programs; and the Investment Bank holds shares, to a limited extent, for trading purposes where it engages in market-making activities in UBS shares and its related derivative products.

Share buyback programs

Under Swiss regulations, a company wishing to cancel shares must purchase them on the stock exchange under a special security code that clearly identifies to the market the time and quantity of shares repurchased for that specific purpose (the so-called second trading line). For each buy-back program to date, UBS has announced a maximum Swiss franc amount to be used for share purchases. The level of actual repurchases is determined by the capital management plan, which is adjusted throughout the year to reflect changes in business plans or acquisition opportunities. UBS publishes the number of shares repurchased and the average price paid on a weekly basis on the internet at www.ubs.com/investors.

Treasury shares earmarked for cancellation (share buyback program 2006 / 2007)

As part of the 2006 / 2007 share buyback program ending on 7 March 2007, 33,020,000 shares representing a total value of CHF 2.4 billion were cancelled on 29 June 2007.

At the AGM on 18 April 2007, shareholders gave the BoD a mandate to set up a repurchase program (2007 / 2010) for a maximum amount of 10 % of shares totaling 210,527,328 shares. Between 14 March 2007 and 25 September 2007, 36.4 million shares in the total amount of CHF 2.6 billion were purchased for cancellation. As part of the capital measures announced on 10 December 2007, the BoD has used its discretion to rededicate for further use the 36.4 million treasury shares previously intended for cancellation. At year-end, no shares were held under the buyback program earmarked for cancellation.

The holding of treasury shares decreased to 158,105,524 or 7.6% of shares issued on 31 December 2007, from 164,475,699 or 7.8% on the same date a year ago. Shares held cover employee share and option programs and, to a limited extent, market-making activities at the Investment Bank.
In 2007, a total of 32.2 million employee options were exercised and an additional 45.5 million new options were granted. As of 31  December 2007, UBS was holding approximately 141  million shares in Treasury and an additional 150 million unissued shares in conditional share capital that can be used to cover future employee option exercises, of which a total of CHF 186  million were outstanding on 31 December 2007. The shares available cover all exercisable employee options.

Effect of second trading line program on basic earnings per share
	For the year ended
	31.12.07	31.12.06	31.12.05

Weighted average shares for basic earnings per share (EPS) after treasury shares	1,926,328,078	1,976,405,800	2,013,987,754

Weighted average second trading line treasury shares[1]	625,684,926	598,982,426	544,339,510

Basic EPS (CHF)	(2.28)	6.20	6.97

Cumulative impact of treasury shares on basic EPS (CHF)[1]	(0.56)	1.44	1.49

Cumulative impact of treasury shares on basic EPS (%)[1]	24.6	23.2	21.4

1 From first share buyback program in 2000.

Treasury and capital management
Shares and capital instruments

Treasury shares held by the Investment Bank

The Investment Bank, acting as liquidity provider to the equity index futures market and as a market maker in UBS shares and derivatives, has issued derivatives linked to UBS stock. Most of these instruments are classified as cash-settled derivatives and are held for trading purposes only. To hedge the economic exposure, a limited number of UBS shares are held by the Investment Bank.

The presentation in the table below shows the purchase of UBS shares by Treasury at the stock exchange and does not include activities of the Investment Bank in UBS shares.

Capital Instruments

Mandatory convertible notes
On the 27 February 2008 the extraordinary general meeting (EGM) of shareholders approved the issuance of a maximum of 277,750,000 shares (corresponding approximately to 13.4% of the current share capital) to two long-term financial investors, Government of Singapore Investment Corporation Pte Ltd (GIC) and an investor from the Middle East without future dilutive effects. UBS expects to use a maximum of 252,525,253 shares of the available conditional capital. The share capital will be increased upon voluntary or

Treasury share activities
						Treasury shares purchased
						for employee share
						and option participation
	Share buyback program					plans and acquisitions[1]		Total number of shares
			Remaining volume of	Remaining volume of
			2006/2007 share	2007/2010 share
	Number of	Average	buyback program in	buyback program in			Average	Number of	Average
Month of purchase	shares	price in CHF	CHF million	millions of shares		Number of shares	price in CHF	shares	price in CHF

January 2007	9,900,000	76.72	2 626			24,438	74.92	9,924,438	76.72

February 2007	520,000	78.06	2 585			1,803,391	78.18	2,323,391	78.15

March 2007	7,210,000	69.35		203	[2]	19,465,000	71.64	26,675,000	71.02

April 2007	3,380,000	74.04		200		2,400,000	72.02	5,780,000	73.20

May 2007	2,590,000	77.24		197		6,600,000	76.48	9,190,000	76.69

June 2007	5,850,000	75.96		191		2,750,000	77.89	8,600,000	76.58

July 2007	11,970,000	72.24		180		0	0.00	11,970,000	72.24

August 2007	950,000	64.06		179		0	0.00	950,000	64.06

September 2007	4,450,000	62.73		174		0	0.00	4,450,000	62.73

October 2007	0	0.00		174		0	0.00	0	0.00

November 2007	0	0.00		174		500,000	58.77	500,000	58.77

December 2007	0	0.00		174	[3]	4,500,000	55.30	4,500,000	55.30

1 This table excludes market-making and related hedging purchases by UBS. The table also excludes UBS shares purchased by investment funds managed by UBS for clients in accordance with specified investment strategies that are established by each fund manager acting independently of UBS; and also excludes UBS shares purchased by pension and retirement benefit plans for UBS employees, which are managed by a board of UBS management and employee representatives in accordance with Swiss law guidelines. UBS’s pension and retirement benefit plans purchased 424,803 UBS shares during the year and held 2,436,257 UBS shares as of 31 December 2007.   2 The 2007/2010 program was approved for a maximum of 210,527,328 shares, equal to 10% of the outstanding shares as of 31 December 2006.   3 In 2007, of the 210,527,328 shares approved to be purchased in the 2007/2010 buyback program, 36,400,000 shares were repurchased for CHF 2.6 billion (at an average price of CHF 71.41 per share). On 10 December 2007, the UBS Board of Directors communicated its decision that these shares will not be cancelled but will be rededicated as a measure to strengthen UBS’s capital. However, the number of shares which may be repurchased in the future under the program is reduced by these 36,400,000 shares.

						Maximum								Unutilized	Unutilized
					Maximum	volume		Amount				Average		volume	volume
				Cancella-	volume (in	(in millions		(CHF		Total shares		price		(CHF	(in millions
Program	Announcement	Beginning	Expiration	tion	CHF billion)	of shares)		billion)		purchased		(in CHF)		billion)	of shares)

2000/2001	14/12/1999	17/01/2000	02/03/2001	13/07/2001	4.0			4.0		110,530,698	[1,2]	36.18	[1,2]	0

2001/2002	22/02/2001	05/03/2001	05/03/2002	05/07/2002	5.0			2.3		57,637,380	[2]	39.73	[2]	2.7

2002/2003	14/02/2001	06/03/2002	08/10/2002	10/07/2003	5.0			5.0		135,400,000	[2]	36.92	[2]	0

2002/2003	09/10/2002	11/10/2002	05/03/2003	10/07/2003	3.0			0.5		16,540,160	[2]	32.04	[2]	2.5

2003/2004	18/02/2003	06/03/2003	05/03/2004	30/06/2004	5.0			4.5		118,964,000	[2]	37.97	[2]	0.5

2004/2005	10/02/2004	08/03/2004	07/03/2005	08/07/2005	6.0			3.5		79,870,188	[2]	44.36	[2]	2.5

2005/2006	08/02/2005	08/03/2005	07/03/2006	13/07/2006	5.0			4.0		74,200,000	[2]	54.26	[2]	1

2006/2007	14/02/2006	08/03/2006	07/03/2007	29/06/2007	5.0			2.4		33,020,000	[2]	73.14	[2]	2.6

2007/2010	13/02/2007	08/03/2007	08/03/2010			210.5	[3]	2.6	[4]	36,400,000	[4]	71.41	[4]		174.1	[3]

1 Restated to reflect 3:1 stock split on 16 July 2001.   2 Restated to reflect 2:1 stock split on 10 July 2006.   3 The 2007/2010 program was approved for a maximum of 210,527,328 shares, equal to 10% of the outstanding shares as of 31 December 2006. On 31 December 2007, the unutilized number of shares (174.1 million) multiplied by the prevailing market price of UBS shares of CHF 52.40 per share equaled an unutilized volume of approximately CHF 9.1 billion.   4 In 2007, 36,400,000 shares were repurchased under the 2007/2010 program for CHF 2.6 billion (at an average price of CHF 71.41 per share). On 10 December 2007, the UBS Board of Directors communicated its decision that these shares will not be cancelled but will be rededicated as a measure to strengthen UBS’s capital.

mandatory conversion of the MCNs due 2010. The future mandatory capital increase allows the full proceeds of CHF 13 billion to be counted as Tier 1 capital for regulatory capital purposes for the first time in first quarter 2008.

MCNs are a special type of equity-linked security that will never be redeemed in cash but rather, upon maturity or early conversion, will automatically convert into shares of the note issuer or an affiliated company. The number of shares to be delivered depends on the conversion price, and will vary according to the precise terms (see below).
The MCNs issued by UBS mature in two years (March 2010) and contain market-standard provisions allowing early conversion at the option either of the holders or of UBS.
Through the lifetime of the MCNs, the holders will receive an annual coupon of 9% of the nominal value of the MCNs. This annual coupon reflects not only the cost of capital but also compensates the noteholders for bearing the risk of share price deterioration before conversion, if the share price falls below the reference price described below, for the fact that MCN holders only participate in the benefit of an increasing share price once the share price exceeds 117% of the reference price, and for the fact that until conversion MCN holders will not receive any dividends on the underlying UBS shares. The MCNs can be converted at the earliest after a period of six months has elapsed after their issuance and they must be converted at the latest by maturity of the notes in March 2010.
If the MCNs are converted at maturity, they will be converted for UBS shares at a price – the “conversion price” – that is linked to the prevailing market price of UBS shares at specific dates. The conversion price is set within a range that is dependent on the UBS share price in relation to the “reference price” of CHF 51.48. (This, in turn, was determined by the average of (i) CHF 57.2 and (ii) the average of the three daily volume-weighted average price on virt-x for the three days prior to the EGM, subject to a minimum of CHF 51.48 and a maximum of CHF 62.92). The total amount of shares that the MCN holders receive is then calculated by dividing CHF 13 billion by the conversion price. There are basically three different scenarios for conversion at maturity. The conversion price will be set at:
–	CHF 60.23, corresponding to 117% of the reference price, if at maturity the UBS share price is at or above CHF 60.23. In this case, the MCN holders will receive approximately 215,839,283 shares (CHF 13 billion / CHF 60.23), which is the minimum amount of shares;
–	the prevailing UBS share price if it is between CHF 51.48 and CHF 60.23 (corresponding respectively to 100% and 117% of the reference price) at maturity; and
–	CHF 51.48, corresponding to 100% of the reference price, if the prevailing UBS share price is at or below CHF 51.48 at maturity. In this case, the MCN holders will receive approximately 252,525,253 shares (CHF 13 billion/CHF 51.48), which is the maximum amount of shares;
–	If either UBS or the MCN holders choose to convert the MCNs prior to maturity, the maximum conversion price (and hence minimum amount of shares) is applied in case the early conversion occurs at the request of the MCN holders, while the minimum conversion price (and hence maximum amount of shares) is applied if converted at the request of UBS.

The two graphs below illustrate the payout profile of the MCNs at maturity as a function of the underlying UBS share price.

Treasury and capital management
Shares and capital instruments

Hybrid Tier 1 capital

Hybrid Tier 1 instruments represent innovative and non-innovative perpetual instruments and accounted for approximately 19.5% of eligible Tier 1 capital on 31 December 2007. They are accounted for under minority interest in the bank’s equity. In 2007 UBS raised EUR 600 million in the form of preferred securities issued by UBS Capital Securities (Jersey) Ltd. The instrument bears a 7.152% coupon and is callable in 2017. As per December 31, 2007 UBS had issued in various currencies a total of CHF 6,387 million of such instruments. Hybrid Tier 1 instruments are perpetual instruments which can only be redeemed if they are called by the issuer. If such a call is not exercised at the respective call date, the terms might include a change from fixed to floating coupon payments and, in the case of innovative instruments only, a limited step-up of the interest rate. Non-innovative instruments do not have a step-up of the interest rate and are therefore viewed as having a higher equity characteristic for regulatory capital purposes. The instruments are issued either through trusts or subsidiaries of UBS and rank senior to UBS shares in dissolution. Payments under the instruments are subject to the adherence to minimal capital ratios by UBS. Any payment missed is non-cumulative.

Tier 2 capital

The major element in Tier 2 capital consists of subordinated long-term debt. Tier 2 instruments have been issued in various currencies and with a range of maturities across capital markets globally. They account for CHF 13,770 million in total capital as per year-end 2007, representing 3.7 percentage points of the total capital ratio of 12.0%. Tier 2 instruments rank senior to both UBS shares and to hybrid Tier 1 instruments but are subordinated with respect to all senior obligations of UBS. In 2007 UBS raised GBP 250 million with a coupon of 6.375% maturing in 2024 callable by the issuer in 2019 and CHF 350 million with a 4.125% coupon maturing in 2017.

Distributions to shareholders

UBS normally pays an annual dividend to shareholders registered as of the date of the AGM (the record date). Payment is usually scheduled three business days thereafter.

The level of the dividend is dependent on UBS’s targeted capital ratios and the cash flow generation of the company. The dividend policy takes into account the fact that shareholders have different preferences for receiving shareholder returns: some prefer cash dividends, some prefer share buy-backs. By pursuing both avenues, UBS aims to attract and retain the widest, most diverse global shareholder base.
The decision on dividend payments falls under the AGM’s authority and is subject to shareholder approval.

Total distributions in 2007

From the results of ordinary business, UBS transferred a total of CHF 5.1 billion in equity to its shareholders in 2007. This included CHF 0.8 billion in shares the bank repurchased during 2007 for purposes of cancellation and a total payout to shareholders for the 2006 financial year of CHF 4.3 billion or CHF 2.20 per share with payment on 23 April 2007.

Shareholders in the US received a net dividend payment of USD 1.19 (rounded) per share on 23 April 2007. This excludes the 35% Swiss withholding tax that can partly be reclaimed by US investors.

Distributions to shareholders in 2008

Stock dividend
At the extraordinary shareholders’ meeting held on 27 February 2008, the shareholders approved distribution of a stock dividend to shareholders. The stock dividend is designed to provide shareholders with the opportunity to obtain proceeds comparable to the cash dividend paid in previous years. There will be one entitlement allocated to each share outstanding on the record date on 25 April 2008 after close of business. A certain number of entitlements will give the holder the right to receive one additional UBS share for free. The entitlements are expected to be tradable for nine business days and will then be exchanged into UBS shares. For the stock dividend shareholders approved the creation of authorized capital at the EGM on 27 February 2008. The stock dividend will not exceed 5% of the share capital at year-end 2007 or a ratio of one free new share for a minimum of every 20 shares already owned. This corresponds to a maximum amount of authorized capital of CHF 10,370,000 or 103,700,000 shares. The final exchange ratio will be determined by the BoD and the shareholders will be informed on or by the day of the AGM on 23 April 2008. After expiration of the entitlement trading period on 9 May 2008, all entitlements will automatically be exchanged into new shares, which will settle on 19 May 2008. Fractions that have not been sold or aggregated during the entitlement trading period will not be compensated by UBS in its capacity as issuer.

This stock dividend is tax-efficient for many shareholders resident in Switzerland and those in many other countries. Unlike a cash dividend, where the Swiss withholding tax of 35% is deducted from the gross amount payable, the stock dividend will be allocated to shareholders without deduction of Swiss withholding tax. For Swiss income tax purposes, the taxable value of the stock dividend will approximately be equal to the par value of CHF 0.10 per share of the shares distributed as a stock dividend proportionately allocated to the entitlement distributed. For Swiss shareholders, this is a very small fraction of the taxable value of an equivalent cash dividend. The taxation of shareholders not resident in Switzerland depends on the laws in their tax jurisdiction. In many cases, the distribution of entitlements and the exercise thereof should be tax-free. Shareholders should consult with their own tax advisors to determine the tax treatment applicable to them.

Compared with the cash dividend, a stock dividend is beneficial for UBS’s (Tier 1) capital base. Cash dividend payments are deducted from the bank’s net profits and retained earnings, which are some of the major components of the bank’s core (Tier 1) capital. In contrast, by issuing new shares in lieu of a dividend cash payment, the level of UBS’s (Tier 1) capital base is maintained.

Treasury and capital management
UBS shares in 2007

UBS shares in 2007

UBS shares are listed on the Swiss stock exchange (SWX), where they are traded on virt-x (SWX Europe), and on the New York and Tokyo stock exchanges.
è	For a detailed definition of UBS shares (including par value, type and rights of security), please refer to the section “Capital structure” in Corporate Governance and Compensation Report 2007

     In 2007, despite continued deterioration in the US housing market, dollar weakness and oil price inflation, global equity markets posted modest gains for the first half of the year buoyed by the continued high corporate earnings and high levels of mergers and acquisitions activity, particularly in the leveraged finance space. Emerging markets outperformed on high commodity prices and strong economic activity. The S&P 500 and MSCI World indices were up 6% and 8% respectively.

The summer of 2007 brought the strong positive performance of world markets to an abrupt end. Evidence of a significant dislocation in the US sub-prime market led to concerns of contagion and a worldwide credit crunch. In response, many banks and financial institutions began to hoard liquidity, leading to an almost complete cessation of activity in the world’s credit markets.

Despite an improvement in liquidity in the final quarter of the year, world markets continued to fall sharply with the financial and insurance sectors bearing the brunt of the declines. Increasing losses from US sub-prime investments, other real estate assets and leveraged lending placed a growing strain on the balance sheets of banks and subsequently financial guarantors.
Outside these sectors growing concerns over a US recession and possible worldwide slowdown tempered an otherwise positive performance in all major indices. The MSCI world index closed up 7% for the year, the Dow Jones Industrials Average closed the year up 6% and the S&P 500 closed up 4% for the year.

Ticker symbols
Trading exchange	Bloomberg	Reuters

virt-x	UBSN VX	UBSN.VX

New York Stock Exchange	UBS US	UBS.N

Tokyo Stock Exchange	8657 JP	8657.T

Security identification codes

ISIN	CH0024899483

Valoren	2.489.948

Cusip	CINS H89231 33 8

UBS share data
	As of
Registered shares	31.12.07	31.12.06	31.12.05

Total shares outstanding	1,915,441,820	1,940,797,587	1,968,745,296

Total shares ranking for dividend	2,073,547,344	2,082,673,286	2,109,495,044

Treasury shares	158,105,524	164,475,699	208,519,748

Weighted average shares (for basic earnings per share (EPS) calculations)	1,926,328,078	1,976,405,800	2,013,987,754

Weighted average shares (for diluted EPS calculations)	1,927,698,732	2,058,834,812	2,097,191,540

	For the year ended
CHF	31.12.07	31.12.06	31.12.05

Earnings per share

Basic EPS	(2.28)	6.20	6.97

Basic EPS from continuing operations	(2.49)	5.80	4.84

Diluted EPS	(2.28)	5.95	6.68

Diluted EPS from continuing operations	(2.49)	5.57	4.65

UBS shares and market capitalization
	As of			% change from
Number of shares, except where indicated	31.12.07	31.12.06	31.12.05	31.12.06

Total ordinary shares issued	2,073,547,344	2,105,273,286	2,177,265,044	(2)

Second trading line treasury shares

2005 program			(67,770,000)

2006 program		(22,600,000)

Shares outstanding for market capitalization	2,073,547,344	2,082,673,286	2,109,495,044	0

Share price (CHF)	52.40	74.05	62.55	(29)

Market capitalization (CHF million)	108,654	154,222	131,949	(30)

Total treasury shares	158,105,524	164,475,699	208,519,748	(4)

Trading volumes
	For the year ended
1000 shares	31.12.07	31.12.06	31.12.05

SWX total (virt-x)	4,079,863	2,731,841	2,568,531

SWX daily average (virt-x)	16,451	10,884	10,073

NYSE total	304,446	214,912	167,231

NYSE daily average	1,213	853	664

Source: Reuters

Treasury and capital management
UBS shares in 2007

First quarter 2007

Equity markets got off to a positive start in 2007, but corrected downwards in later February and early March. After the US Federal Bank’s decision to leave its interest rates unchanged, investor confidence stabilized and markets closed the quarter slightly higher than they began.

2007 started on a positive note for UBS with a strong deal pipeline, high levels of market activity. UBS reported a strong full-year performance reporting record revenues, profits and net new money figures across a number of business lines, leading the board to increase the total payout in 2006 by 16%, declaring a dividend CHF 2.20 per share. UBS shares declined by 2% compared with a flat performance in the DJ Stoxx Banks as the market favored businesses with greater fixed income and leveraged finance exposure.

Second quarter 2007

During the quarter stock markets recovered from the lows reached in mid-March. However, credit conditions deteriorated sharply from the middle of June onwards. UBS reported its first quarter results which were strong and consistent with record profits in each business group and for the business as a whole. During the period UBS disposed of stake in Julius Baer, recording a post tax gain of CHF 1,926 million. UBS shares recovered by 2% in the quarter compared with a flat performance in the DJ Stoxx Banks Index.

Third quarter 2007

Credit conditions deteriorated sharply from the middle of June onwards leading to extreme volatility in equity and credit markets over the course of the summer. Concerns over counterparty credit risk led banks to hoard liquidity leading to an almost complete cessation of credit market activity in late August.

UBS reported strong second quarter results in many of its business, but was dissatisfied with fixed income results in some areas due to continued difficulties US mortgage securities markets. Marcel Rohner, delivered the results for the first time in his role as CEO and noted the possibility of weaker results in the second half of 2007 if difficult markets conditions prevailed. UBS shares fell by 15% in the quarter compared with the broader banking sector (DJ Stoxx Banks Europe) which lost 10%.

Fourth quarter 2007

Credit markets remained closed for large part of the quarter and only reopened after significant persistent injections of liquidity by many of the world’s central banks. Losses in the US sub-prime sector mounted for the banks, financial institutions and financial guarantors, putting capital ratios under strain and prompting capital raising.

UBS reported a loss for the group for the third quarter mainly reflecting writedowns in US sub-prime residential mortgages and noted an expectation that market conditions would not be resolved in the short term. UBS shares declined by 16% in the quarter compared with DJ Stoxx Banks Europe down 8% in the quarter.
Emerging markets’ economies and markets, which performed well throughout 2007, began to reverse some of the year’s gain on growing concerns of a US recession and global slowdown. The MSCI World lost 9% in the fourth quarter.

Share liquidity

During 2007, daily average volume in UBS shares on virt-x was 13.1 million shares. On the New York Stock Exchange (NYSE), it was 2.4 million shares.

Because of the greater volume on virt-x, trading of UBS shares there is expected to remain the main factor determining the movement in UBS’s share price.
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

Stock exchange prices
	SWX Swiss Exchange			New York Stock Exchange
	High (CHF)	Low (CHF)	Period end (CHF)	High (USD)	Low (USD)	Period end (USD)

2007	80.90	48.00	52.40	66.26	43.50	46.00

Fourth quarter 2007	68.65	48.00	52.40	58.01	43.50	46.00

December	59.10	51.85	52.40	51.89	44.73	46.00

November	61.70	48.00	57.20	51.26	43.50	50.48

October	68.65	59.90	61.95	58.01	52.19	53.69

Third quarter 2007	75.20	60.35	62.60	62.34	49.84	53.25

September	65.85	60.35	62.60	55.18	50.85	53.25

August	68.85	61.25	63.00	57.72	49.84	52.24

July	75.20	64.55	67.55	62.34	53.34	55.07

Second quarter 2007	80.45	71.65	73.60	66.26	58.73	60.01

June	80.45	71.95	73.60	65.18	58.73	60.01

May	80.45	74.60	79.90	65.75	61.75	65.24

April	79.95	71.65	79.15	66.26	59.01	64.90

First quarter 2007	80.90	67.20	72.20	64.30	55.40	59.43

March	73.80	67.20	72.20	60.74	55.40	59.43

February	80.90	70.30	72.25	64.30	57.65	59.04

January	78.95	73.85	77.80	63.33	59.35	63.01

2006	79.90	59.85	74.05	63.39	48.34	60.33

Fourth quarter	79.90	70.70	74.05	63.39	58.50	60.33

Third quarter	74.80	59.85	74.80	59.77	48.34	59.31

Second quarter	75.65	61.35	67.00	61.70	49.36	54.85

First quarter	72.35	62.80	71.60	55.55	48.66	54.99

2005	63.50	46.75	62.55	49.02	38.60	47.58

Fourth quarter	63.50	52.75	62.55	49.02	41.22	47.58

Third quarter	56.15	50.40	55.00	43.40	38.92	42.75

Second quarter	51.40	47.23	50.00	42.93	38.60	38.93

First quarter	52.30	46.75	50.50	44.71	39.70	42.20

2004	49.18	40.80	47.68	42.19	32.47	41.92

Fourth quarter	48.18	42.00	47.68	42.19	35.05	41.92

Third quarter	45.50	40.80	43.95	36.19	32.47	35.17

Second quarter	49.18	44.13	44.13	38.03	34.45	35.53

First quarter	48.53	42.85	47.05	39.63	33.96	37.25

2003	42.70	24.90	42.35	34.08	19.00	34.00

Fourth quarter	42.70	37.43	42.35	34.08	28.77	34.00

Third quarter	40.25	36.75	37.05	29.63	27.19	28.12

Second quarter	37.88	29.45	37.68	29.18	21.79	27.70

First quarter	36.05	24.90	28.75	25.93	19.00	21.35

71

More about UBS

73

More about UBS

Sources of information

Annual report 2007

Four reports make up UBS’s full Annual Report 2007. They comply with the US disclosure requirements for foreign private issuers as defined by Form 20-F of the Securities and Exchange Commission (SEC) and combine audited and non-audited information. All four reports are available in English and German (SAP no.80531). The four reports are:

Strategy, Performance and Responsibility 2007
This provides a description of our firm, its strategy, organizational structure and financial performance for the last two years. It also discusses our standards for corporate behavior and responsibility, outlines demographic trends in our workforce and describes the way our people learn and are led.

Risk, Treasury and Capital Management 2007
In addition to outlining the principles by which we manage and control risk, this report provides an account of developments in credit risk, market risk, operational risk and treasury management during 2007. It also provides information on UBS shares.

Corporate Governance and Compensation Report 2007
Comprehensive information on our governance arrangements is included in this report, which also explains how we manage our relationships with regulators and shareholders. Compensation of senior management and the Board of Directors (executive and non-executive members) is discussed here. This report can be ordered separately (SAP no. 82307).

Financial Statements 2007
This comprises the audited financial statements of UBS for 2007, 2006 and 2005, prepared according to the International Financial Reporting Standards (IFRS). It also includes the audited financial statements of UBS AG (the parent bank) for 2007 and 2006, prepared according to Swiss banking law. Additional disclosure required by Swiss and US regulations is included where appropriate.

In addition to the four reports, Review 2007 is distributed broadly to UBS shareholders and contains key information on our strategy and financials. This booklet summarizes the information in the four-part annual report.

Quarterly reports

We provide detailed quarterly financial reporting and analysis, including comment on the progress of our businesses and key strategic initiatives. These quarterly reports are available in English.

How to order reports

These reports are available in PDF format on the internet at www.ubs.com/investors/topics in the reporting section. Printed copies can be ordered from the same website by accessing the order / subscribe panel on the right-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference where applicable, from UBS AG, Information Center, P.O. Box, CH-8098 Zurich, Switzerland.

Information tools for investors

Website
Our Analysts & Investors website at www.ubs.com/investors offers a wide range of information about UBS, financial information (including SEC filings), corporate information, share price graphs and data, an event calendar, dividend information and recent presentations given by senior management to investors at external conferences. Information on the internet is available in English and German, with some sections in French and Italian.

Messaging service
On the Analysts & Investors website, you can register to receive news alerts about UBS via Short Messaging System (SMS) or e-mail. Messages are sent in either English or German and users are able to state their preferences for the topics of the alerts received.

Results presentations
Senior management presents UBS’s results every quarter. These presentations are broadcast live over the internet, and can be downloaded on demand. The most recent result webcasts can be found in the financials section of our Analysts & Investors website.

Form 20-F and other submissions to the US Securities and Exchange Commission

We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is our annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934.

Our Form 20-F filing is structured as a “wrap-around” document. Most sections of the filing can be satisfied by referring to parts of the four reports (Strategy, Performance and Responsibility 2007, Risk, Treasury and Capital Management 2007, Corporate Governance and Compensation Report 2007 and Financial Statements 2007). However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. You are encouraged to refer to this additional disclosure.
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

More about UBS

Contacts

Switchboards

For all general queries.	Zurich	+41-44-234 1111

	London	+44-20-7568 0000

	New York	+1-212-821 3000

	Hong Kong	+852-2971 8888

Investor Relations

Our Investor Relations team supports institutional, professional and retail investors from our offices in Zurich and New York. www.ubs.com/investors	Hotline	+41-44-234 4100	UBS AG

	New York	+1-212-882 5734	Investor Relations

	Fax (Zurich)	+41-44-234 3415	P.O. Box

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

P.O. Box

CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

US Transfer Agent

For all global registered share-related queries in the US. www.melloninvestor.com	Calls from the US	+866-541 9689	BNY Mellon Shareowner Services

	Calls outside the US	+1-201-680 6578	480 Washington Boulevard

	Fax	+1-201-680 4675	Jersey City, NJ 07310, USA

sh-relations@melloninvestor.com

Cautionary statement regarding forward-looking statements | This report contains statements that constitute “forward-looking statements”, including but not limited to statements relating to the risks arising from the current market crisis, other risks specific to our business and the implementation of strategic initiatives, as well as other statements relating to our future business development and economic performance and our intentions with respect to future returns of capital. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to (1) the extent and nature of future developments in the US sub-prime market and in other market segments that have been affected by the current market crisis; (2) other market and macro-economic developments, including movements in local and international securities markets, credit spreads, currency exchange rates and interest rates, whether or not arising directly or indirectly from the current market crisis; (3) the impact of these developments on other markets and asset classes; (4) changes in internal risk control and in the regulatory capital treatment of UBS’s positions, in particular those affected by the current market crisis; (5) limitations in the effectiveness of our internal risk management processes, of our risk measurement, control and modeling systems, and of financial models generally; (6) developments relating to UBS’s access to capital and funding, including any changes in our credit ratings; (7) changes in the financial position or creditworthiness of our customers, obligors and counterparties, and developments in the markets in which they operate; (8) management changes and changes to the structure of our Business Groups; (9) the occurrence of operational failures, such as fraud, unauthorized trading, systems failures; (10) legislative, governmental and regulatory developments; (11) competitive pressures; (12) technological developments; and (13) the impact of all such future developments on positions held by UBS, on our short-term and longer-term earnings, on the cost and availability of funding and on our BIS capital ratios. In addition, these results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2007. UBS is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint | Publisher / Copyright: UBS AG, Switzerland | Languages: English, German
Order number Annual Report 2007: SAP-No. 80531E-0801

Mixed Sources Product group from well-managed forests and other controlled sources www.fsc.org Cert no. SQS-COC-100112 © 1996 Forest Stewardship Council

UBS AG P.O. Box, CH-8098 Zurich P.O. Box, CH-4002 Basel

www.ubs.com

2 Risk, Treasury and Capital Management UBS Annual Report 2007

Introduction

Introduction

This year we have changed the structure of our annual report. Based on feedback from users, our annual report now consists of four themed reports. These combine audited and non-audited information.

Together, the four reports make up UBS’s full Annual Report 2007 and replace the former Financial Report, the Handbook and the Compensation Report. They comply with the US disclosure requirements for foreign private issuers as defined by Form 20-F of the Securities and Exchange Commission (SEC).

The four reports are:

Strategy, Performance and Responsibility 2007

This provides a description of our firm, its strategy, organizational structure and financial performance for the last two years. It also discusses our standards for corporate behavior and responsibility, outlines demographic trends in our work-force and describes the way our people learn and are led.

Risk, Treasury and Capital Management 2007

In addition to outlining the principles by which we manage and control risk, this report provides an account of developments in credit risk, market risk, operational risk and treasury management during 2007. It also provides information on UBS shares.

Corporate Governance and Compensation Report 2007

Comprehensive information on our governance arrangements is included in this report, which also explains how we manage our relationships with regulators and shareholders. Compensation of senior management and the Board of Directors (executive and non-executive members) is discussed here.

Financial Statements 2007

This comprises the audited financial statements of UBS for 2007, 2006 and 2005, prepared according to the International Financial Reporting Standards (IFRS). It also includes the audited financial statements of UBS AG (the parent bank) for 2007 and 2006, prepared according to Swiss banking law. Additional disclosure required by Swiss and US regulations is included where appropriate.

In addition to the four reports, Review 2007 is distributed broadly to UBS shareholders and contains key information on our strategy and financials. This booklet summarizes the information in the four-part annual report.

If you only ordered specific reports in prior years, please note that the former Compensation Report is now called Corporate Governance and Compensation Report 2007, and the former Annual Review is now called Review 2007. Our contact details are listed in the final pages of this report – please be in contact with us so that we can arrange delivery of the reports you require.

This report contains information that is current as of the date of this report. We undertake no obligation to update this information or notify you if it should change or if new information should become available.

Our aim is to provide publications that are useful and informative. In order to ensure that UBS remains among the leading providers of corporate disclosure, we would like to hear your opinions on how we can improve the content and presentation of our products (see contact details on the final pages of this report).

UBS

Information according to Art. 663bbis and Art. 663c paragraph three of the Swiss Code of Obligations

Disclosures provided in line with the requirements of Art. 663bbis and Art. 663c paragraph three of the Swiss Code of Obligations’ “Supplementary disclosures for companies whose shares are listed on a stock exchange: Compensations and Participations” are also included in the audited report Financial Statements 2007. This information is marked by a bar on the left-hand side throughout this report.

Corporate governance

–	Aims to lead UBS towards sustainable growth, protect the interests of its shareholders and create value for them and all stakeholders of the firm

–	Checks and balances through a strict dual board structure

–	Shareholders’ rights encourage their participation in decision-making processes

Key features

Strict dual board structure

The Board of Directors (BoD) is the most senior body in the firm, with ultimate responsibility for its mid- and long-term strategic direction and supervision of executive management. The majority of its members are independent

The Group Executive Board (GEB) has business management responsibility for UBS. Its members account to the BoD for the firm’s results

Separation of powers is achieved by limiting membership to one board and assigning the functions of Chairman of the BoD and Group Chief Executive Officer to different people

Shareholder participation rights

–	No restrictions on share ownership and voting rights

–	Shareholders (individually or jointly) representing shares with an aggregate par value of CHF 62,500 can submit proposals for the agendas of shareholders’ meetings

Recent developments

Extraordinary general meeting on 27 February 2008 approved capital strengthening program

–	Creation of conditional capital to issue CHF 13 billion of mandatory convertible notes to financial investors

–	Creation of authorized capital of maximum CHF 10.4 million to replace cash dividend with stock dividend

Annual general meeting on 23 April 2008 to vote on reduced terms of office for members of the Board of Directors

–	Proposed reduction of the terms of office from three years (current terms) to one year

–	As a result, by 2010 at the latest, the entire BoD will have to be confirmed on a yearly basis

Corporate Governance
Introduction and principles

Introduction and principles

Corporate governance – the way that the leadership and management of a firm are organized and how they operate in practice – ultimately aims to lead UBS towards sustainable growth, protect the interests of its shareholders and create value for both them and all stakeholders. Good corporate governance seeks to balance entrepreneurship, control and transparency, while supporting the firm’s success by ensuring efficient decision-making processes.

UBS fully complies with the SWX Swiss Exchange’s (SWX) regulatory requirement “Directive on Information Relating to Corporate Governance” (revised directive as of 1 January 2007), as well as the amended Swiss Code of Obligations (CO) with the newly introduced articles Art. 663bbis and Art. 663c paragraph three regarding transparency in compensation paid to members of the Board of Directors (BoD) and senior management. In addition, UBS fully complies with the standards established in the “Swiss Code of Best Practice for Corporate Governance”, including the recently adopted appendix on executive compensation.
UBS also meets the New York Stock Exchange (NYSE) corporate governance standards applicable to listed foreign companies and complies with the overwhelming majority of NYSE standards for US domestic issuers. The few exceptions are mainly due to different legal systems in Switzerland and the US and relate to the role, responsibilities and authorities of the BoD and the annual general meeting (AGM) (see pages 47–48 for more information). UBS complies with the applicable requirements of the US Sarbanes-Oxley Act of 2002, including the certification of UBS’s annual report on Form 20-F by the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO).
This Corporate Governance and Compensation Report 2007 contains the following regulatory information required by:
–	SWX “Directive on Information Relating to Corporate Governance” (revised directive as of 1 January 2007) with regard to Group structure and shareholders, capital structure, Board of Directors, Group Executive Board, compensation, shareholdings and loans (revised), shareholders’ participation rights, change of control and defense measures, auditors and information policy;
–	Art. 663bbis and Art. 663c paragraph three of the CO “Supplementary disclosures for companies whose shares are listed on a stock exchange: Compensations and Participations”, with regard to share and option ownership and loans; and
–	NYSE “Corporate Governance Listing Standards” with regard to foreign listed companies, independence of directors, board committees and differences from NYSE standards.
In addition, this section summarizes the regulatory and supervisory environment of UBS in its principal locations and provides a list of all members of the Group Managing Board (GMB) and the Vice Chairmen of the business groups who, together with the Group Executive Board (GEB), form the senior leadership of the firm.
The section on executive compensation has been re-written this year to reflect and fully comply with new reporting requirements under the CO.

Corporate Governance
Group structure and shareholders

Group structure and shareholders

Under Swiss company law, UBS is organized as a limited company, a corporation that has issued shares of common stock to investors. UBS AG is the parent company of the UBS Group.

UBS Group legal entity structure

The legal entity structure of UBS is designed to support its businesses within an efficient legal, tax, regulatory and funding framework. Neither the business groups of UBS nor its Corporate Center are separate legal entities: they operate out of the parent bank, UBS AG, through its branches worldwide. This structure is designed to capitalize on the increased business opportunities and cost efficiencies offered by the use of a single legal platform and to enable the flexible and efficient use of capital.

Where it is neither possible nor efficient to operate out of the parent bank – usually due to local legal, tax or regulatory rules or as a result of additional legal entities joining the UBS Group through acquisition – businesses operate through local subsidiaries.

Operational group structure

The three business groups – Global Wealth Management & Business Banking, Global Asset Management and the Investment Bank – together with Corporate Center form the operational structure of the Group’s financial businesses. Performance is reported according to this structure.
è	The “UBS’s businesses” section in Strategy, Performance and Responsibility 2007 details each business group and its strategy, structure, organization, products and services

Listed and non-listed companies belonging to the Group (consolidated entities)

The UBS Group includes a great number of subsidiaries, none of which, however, are listed companies. For details of significant operating subsidiary companies of the Group, see Note 35 in Financial Statements 2007.

Significant shareholders

Chase Nominees Ltd., London, acting in its capacity as a nominee for other investors, was registered with 7.99% of all shares issued as of 31 December 2007, compared to 8.81% at year-end 2006 and 8.55% at year-end 2005. DTC (Cede & Co.), New York, The Depository Trust Company, a US securities clearing organization, was registered as a shareholder for a great number of beneficial owners with 14.15% of all shares issued as of 31 December 2007 (13.21% as of 31 December 2006). According to “UBS’s Regulation on the Registration of Shares”, voting rights of nominees are restricted to 5%, while clearing and settlement organizations are exempt from this restriction. As of 31 December 2007, no other shareholders had reported holding 3% or more of all voting rights. Ownership of UBS shares is widely spread. The tables on the next page provide information about the distribution of shareholders by category and geography. This information relates only to registered shareholders and cannot be assumed to be representative of the entire UBS investor base. Only shareholders registered in the share register as shareholders with voting rights are entitled to exercise voting rights.

Under the Swiss Stock Exchange Act, anyone holding shares in a company listed in Switzerland, or derivative rights related to shares of such a company, has to notify the company and the stock exchange if the holding attains, falls below or exceeds one of the following thresholds: 3, 5, 10, 15, 20, 25, 33 1/3 , 50, or 66 2/3 % of the voting rights, whether they are exercisable or not. The detailed disclosure requirements and the methodology for calculating the thresholds are defined in the “Ordinance of the Swiss Federal Banking Commission on the Stock Exchanges and Securities Trading” (disclosure of shareholdings). In particular, the ordinance prohibits the netting of so-called acquisition positions (i.e. in particular shares, conversion rights and acquisition rights or obligations) with disposal positions (i.e. rights or obligations to sell). It further requires that each such position be calculated separately and reported simultaneously as soon as it reaches a threshold. Since 13 September 2002, UBS’s holdings of its own shares have been above the 3% threshold requiring disclosure under the Swiss stock exchange laws. UBS’s position in its own shares remained between 3% and 10% throughout 2007.
At year-end 2007, UBS held a stake of 7.79% (161,475,748) of acquisition positions (proportion of voting rights) consisting of 160,841,275 UBS registered shares and a total of 634,473 acquisition rights and granted disposal rights on UBS registered shares. At the same time, UBS held 10.32% (213,775,377) of disposal positions (proportion of voting rights) relating to UBS registered shares.

Cross shareholdings

UBS has no cross shareholdings in excess of a reciprocal 5% of capital or voting rights with any other company.

Corporate Governance
Group structure and shareholders

Distribution of UBS shares
As of 31.12.07	Shareholders registered			Shares registered
Number of shares registered	Number		%	Number		% of shares issued

1–100	33,819		16.2	1,982,968		0.1

101–1,000	124,749		59.6	52,269,332		2.5

1,001–10,000	46,603		22.3	123,861,673		6.0

10,001–100,000	3,577		1.7	87,704,010		4.2

100,001–1,000,000	384		0.2	112,916,436		5.5

1,000,001–5,000,000	70		0.0	148,229,789		7.2

5,000,001–20,735,473 (1%)	18		0.0	147,702,880		7.1

1–2%	6		0.0	194,124,566		9.4

2–3%	0		0.0	0		0.0

3–4%	0		0.0	0		0.0

4–5%	0		0.0	0		0.0

Over 5%	2	[1]	0.0	459,135,393		22.0

Total registered	209,228		100.0	1,327,927,047		64.0

Unregistered[2]				745,620,297		36.0

Total shares issued				2,073,547,344	[3]	100.0

1 As of 31 December 2007, DTC (Cede & Co.), New York, the US securities clearing organization, was registered with 14.15 % of all shares issued. Chase Nominees Ltd., London, was entered as a trustee / nominee holding 7.99 % of all shares issued.  2 Shares not entered in the share register as of 31 December 2007.  3 Registered shares totaling 199,544,283 do not carry voting rights.

Shareholders: category and geographical location
	Shareholders		Shares
As of 31.12.07	Number	%	Number	%

Individual shareholders	202,019	96.6	244,744,640	11.8

Legal entities	6,713	3.2	247,068,373	11.9

Nominees, fiduciaries	496	0.2	836,114,034	40.3

Unregistered			745,620,297	36.0

Total	209,228	100.0	2,073,547,344	100.0

Switzerland	186,725	89.2	460,203,410	22.2

Europe	15,205	7.3	425,716,963	20.5

North America	2,390	1.1	398,561,800	19.2

Other countries	4,908	2.4	43,444,874	2.1

Unregistered			745,620,297	36.0

Total	209,228	100.0	2,073,547,344	100.0

Corporate Governance
Capital structure

Capital structure

UBS is committed to capital management that is driven by shareholder value considerations. At the same time, UBS is dedicated to maintaining its strong capital position.

Capital

Under Swiss company law, shareholders have to approve in a shareholders’ meeting any increase in the total number of issued shares, which may be an ordinary share capital increase or the creation of conditional or authorized capital. At year-end 2007, the ordinary share capital was CHF 207,354,734.40 (including shares issued out of conditional capital during 2007).

At the annual general meeting (AGM) on 18 April 2007, shareholders gave the Board of Directors (BoD) a mandate to continue a repurchase program during 2007-2010 for a maximum of 10% of the share capital (210,527,328 shares) over the next three-year period. As part of the measures announced in December 2007 to strengthen UBS’s capital base, the BoD decided to rededicate the 36.4 million treasury shares held for cancellation.

Conditional share capital
At year-end 2007, total conditional share capital amounted to CHF 15,013,863.40, corresponding to a maximum of 150,138,634 shares.

Conditional capital was created in 2000 in connection with the acquisition of PaineWebber Group Inc. (PaineWebber) to cover option rights previously granted by PaineWebber to its employees. Additionally, at the 2006 AGM, shareholders approved conditional capital in the amount of 150 million UBS shares to be used for employee option grants limited to a period of three years. Options under both plans are exercisable at any time between their vesting and the expiry date. Shareholders’ pre-emptive rights are excluded. In 2007, options with respect to 1,288,354 shares were exercised under the PaineWebber option plans, and 4,718 options expired without being exercised. Under the UBS employee stock option plans 5,704 options were exercised.
UBS shareholders also approved the creation of conditional capital at the extraordinary general meeting (EGM) on 27 February 2008, allowing the Government of Singapore Investment Corporation Pte. Ltd. (GIC) and an undisclosed financial investor in the Middle East to subscribe to an issue of CHF 13 billion of mandatory convertible notes (MCNs).

Authorized share capital
At the EGM on 27 February 2008, UBS shareholders approved the creation of authorized capital for a maximum amount of CHF 10,370,000, or 103, 700,000 new shares (approximately 5% of the issued share capital at year-end 2007). The issue price of new shares will be CHF 0.10. The authorized capital created will be used to replace the cash dividend for the 2007 financial year with a stock dividend. UBS shareholders will receive one tradable entitlement for each UBS share held on 25 April 2008. Entitlements will be tradable on SWX Europe (formerly known as virt-x) from 28 April to 9 May 2008. The maximum exchange ratio will be at least 20:1, i. e. no fewer than 20 entitlements will enable a holder to receive one new share for free. The exchange ratio will be determined by the BoD and communicated to shareholders on or by the day of the AGM on 23 April 2008.

Changes of shareholders’ equity
According to International Financial Reporting Standards (IFRS), equity attributable to UBS shareholders amounted to CHF 35.5 billion on 31 December 2007.
è	Changes in shareholders equity over the last three years are detailed in Financial Statements 2007

Shares, participation and bonus certificates, capital securities

UBS shares are issued in registered form, traded and settled as so-called global registered shares. Each registered share

Ordinary share capital
	Share capital	Number	Par value
	in CHF	of shares	in CHF

As of 31 December 2006	210,527,329	2,105,273,286	0.10

Share repurchase programs 2006 / 2007:

cancellation of shares upon annual general meeting decision of 18 April 2007	(3,302,000)	(33,020,000)	0.10

options excercised from conditional capital	129,405	1,294,058	0.10

As of 31 December 2007	207,354,734	2,073,547,344	0.10

Corporate Governance
Capital structure

has a par value of CHF 0.10 and carries one vote. Voting rights may, however, only be exercised if the holder expressly declares having acquired these shares in his or her own name and for his or her own account. Global registered shares provide direct and equal ownership for all shareholders, irrespective of the country and stock exchange they are traded at.
è	For details, see the “Shareholders’ participation rights” section in this report

On 31 December 2007, 1,128,382,764 shares carried voting rights, 199,544,283 shares were entered in the share register without voting rights, and 745,620,297 shares were not registered. All 2,073,547,344 shares were fully paid up and ranked for dividends. There are no preferential rights for individual shareholders.

UBS has not issued any participation certificates or bonus certificates.
In 2007, UBS Capital Securities (Jersey) Ltd. raised EUR 600 million hybrid Tier 1 capital in the form of preferred shares. Additionally, UBS tapped the capital markets twice in 2007 and raised GBP 250 million with a coupon of 6.375% maturing in 2024 (and callable by the issuer in 2019) and CHF 350 million with a 4.125% coupon maturing in 2017. At year-end 2007, UBS had CHF 6,387 million in preferred shares outstanding which count as Tier 1 capital under regulatory rules. Outstanding Tier 2 capital securities accounted for CHF 13,770 million in eligible capital as of 31 December 2007.

Limitation on transferability and nominee registration

UBS does not apply any restrictions or limitations on the transferability of its shares. Shares registered in the share register with voting rights according to the provisions of the “Articles of Association UBS AG” (which require an express declaration of beneficial ownership) may be voted without any limit in scope.

UBS has issued special provisions for the registration of fiduciaries / nominees. Fiduciaries / nominees are entered in the share register with voting rights up to a total of 5% of all shares issued, if they agree to disclose, upon request from the firm, beneficial owners holding 0.3% or more of all UBS shares. An exception to the 5% rule exists for securities clearing organizations such as The Depositary Trust Company in New York.

Convertible bonds and options

On 31 December 2007, employee options outstanding amounted to 185,993,330, of which a total of 90,453,625 were exercisable. UBS satisfies share delivery obligations under its option-based participation plans either by purchasing UBS shares in the market on grant date or shortly thereafter or through the issuance of new shares out of conditional capital. At exercise, shares held in treasury or newly issued shares are delivered to the employee against receipt of the strike price. As of 31 December 2007, UBS was holding approximately 141 million shares in treasury and an additional 150 million unissued shares in conditional share capital which are available and can be used for future employee option exercises. The shares available cover all vested (i.e. exercisable) employee options.

The Investment Bank, acting as liquidity provider to the equity futures market and as a market-maker in UBS shares and derivatives, issued derivatives linked to UBS stock. Most of these instruments are classified as cash-settled derivatives and are held for trading purposes only. To hedge the economic exposure, a limited number of UBS shares are held by the Investment Bank.
UBS issued CHF 13 billion of MCNs following the EGM on 27 February 2008. The notes were placed with two financial investors (GIC and one other investor). The notes will pay a coupon of 9% until conversion into UBS shares, which must take place on or before a date two years after issuance.
The MCNs contain market-standard provisions allowing for early conversion at the option of either UBS or the MCN holders. Early conversion is only possible as from the date six months after issuance of the MCNs (expected earliest conversion date is 5 September 2008). The conversion of the MCNs, which will occur only after the stock dividend (see the paragraph titled “Authorized share capital” in this section), is expected to increase the number of shares in issue by between 9.9% and 11.6%, depending on the development of the UBS share price and in the absence of dilutitive events. The proceeds raised from the sale of the MCNs will support UBS’s business and its long-term profit capacity. The terms of the MCNs contain standard market provisions for the adjustment of the conversion price if any dilutive events occur between issuance and maturity, such as capital increases at a discount, dividends in cash or in specie in excess of CHF 2.20 per share and per financial year, and similar events.
è	Details on the MCN can be found in the section “Shares and capital instruments” in Risk, Treasury and Capital Management 2007

Corporate Governance
Board of Directors

Board of Directors

The Board of Directors is the most senior body with ultimate responsibility for the strategy and management of the company and for the supervision of its executive management. The shareholders elect each member of the Board of Directors, which appoints its Chairman, at least one Vice Chairman and the members of its various committees.

Members of the Board of Directors

The text in the boxes below provides information on the composition of the Board of Directors (BoD) as of 31 December 2007. It shows each member’s functions in UBS, nationality, year of initial appointment to the BoD and current term of office, professional history and education, date of birth and other activities and functions, such as mandates on boards of important corporations, organizations and foundations, permanent functions for important interest groups and official functions and political mandates.

As of the annual general meeting (AGM) held on 18 April 2007, Stephan Haeringer, Helmut Panke and Peter Spuhler were re-elected as their term of office expired. Sir Peter Davis, who had reached the retirement age limit, did not stand for re-election. Sergio Marchionne was newly elected. Furthermore, as part of the changes in management announced in October 2007, Marco Suter stepped down from the BoD to take up the position of Group Chief Financial Officer (CFO) and became a member of the Group Executive Board (GEB).
As of 31 December 2007, the membership consisted of 11 directors, of which the majority (nine members) were non-executive and independent.

Marcel Ospel

Address	UBS AG Bahnhofstrasse 45 CH-8098 Zurich

Function in UBS	Chairman

Nationality	Swiss

Year of initial appointment	2001

Current term of office runs until	2008 (proposed for re-election at the 2008 AGM)

Professional history, education and date of birth
Marcel Ospel has been Chairman of the Board of Directors (BoD) of UBS AG since 2001. Prior to this, he served as Group Chief Executive Officer (Group CEO) of UBS. He was the President and Group CEO of Swiss Bank Corporation (SBC) from 1996 to 1998. He was appointed CEO of SBC Warburg in 1995, having been a member of the Executive Board of SBC since 1990. From 1987 to 1990, he was in charge of Securities Trading and Sales at SBC. From 1984 to 1987, Mr Ospel was a Managing Director with Merrill Lynch Capital Markets, and from 1980 to 1984, he worked at SBC International London and New York in the Capital Markets division. He began his career at SBC in the Central Planning and Marketing Division in 1977. Mr Ospel graduated from the School of Economics and Business Administration (SEBA) in Basel and holds an “Honorary Doctor of Laws Degree” of the University of Rochester. He was born on 8 February 1950.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations:
Marcel Ospel is a member of the Monetary Authority of Singapore’s International Advisory Panel. He is a trustee of the Foundation Board of the Patronate Committee for the Basel Museums of Art and of the Committee for the Museum of Antiques, Basel, and is the Chairman of the “Optimus Foundation”, a charitable foundation administered by UBS.
Permanent functions for important interest groups:
Marcel Ospel is the treasurer of “Economiesuisse”, the Swiss business federation, Zurich, and is a member of the European Financial Services Round Table, Brussels.

Stephan Haeringer

Address	UBS AG Bahnhofstrasse 45 CH-8098 Zurich

Functions in UBS	Executive Vice Chairman /Chairman of the Corporate Responsibility Committee

Nationality	Swiss

Year of initial appointment	2004

Current term of office runs until	2010

Professional history, education and date of birth
Before being elected to the BoD in 2004, Stephan Haeringer was Deputy President of the Group Executive Board (GEB), a position he held between 2002 and 2004. Between 2000 and 2002, he was CEO of UBS Switzerland and the Private and Corporate Clients business. In 1998, following the UBS-SBC merger, he was appointed the Division Head of Private and Corporate Clients. He originally joined the former Union Bank of Switzerland in 1967, assuming a broad variety of responsibilities within the firm – among them CEO Region Switzerland, Division Head Private Banking and Institutional Asset Management and Head of the Financial Division. Between 1967 and 1988, Mr Haeringer was assigned various management roles in the areas of Investment Counseling, Specialized Investments, Portfolio Management, Securities Administration and Collateral Loans. He received professional training at Williams de Broe Hill Chaplin & Cie, London, and at Goldman Sachs & Co. and Brown Brothers Harriman in New York. Mr Haeringer was born on 6 December 1946.

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

Professional history, education and date of birth
Ernesto Bertarelli was CEO of Serono International SA, Geneva between 1996 and 2007. He started his career with Serono in 1985 and held several positions in sales and marketing. Prior to his appointment as CEO, he served for five years as Deputy CEO. Mr Bertarelli holds a Bachelor of Science from Babson College Boston and a Harvard MBA. He was born on 22 September 1965.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations:
Ernesto Bertarelli is the Chairman of Kedge Capital Partners Ltd. Jersey, of Team Alinghi SA, Ecublens (Switzerland), and of Alinghi Holdings Ltd, Jersey. He holds various board mandates in professional organizations of the biotech and pharmaceutical industries.

Gabrielle Kaufmann-Kohler

Address	Lévy Kaufmann-Kohler 3-5, rue du Conseil- Général CH-1205 Geneva

Functions in UBS	Member of the Nominating Committee /member of the Corporate Responsibility Committee

Nationality	Swiss

Year of initial appointment	2006

Current term of office runs until	2009

Professional history, education and date of birth
Gabrielle Kaufmann-Kohler has been a partner with Lévy Kaufmann-Kohler since 1 January 2008 and has also been a professor of international private law at the University of Geneva since 1997. Between 1996 and 2007 she was a partner at the Schellenberg Wittmer law firm. From 1985 to 1995 she was a partner at Baker & McKenzie law firm. She is a member of the Geneva Bar (since 1976) and of the New York State Bar (since 1981) and is known worldwide for her expertise in international arbitration. Ms Kaufmann-Kohler completed her legal studies at the University of Basel in 1977 and received her doctorate from the same institution in 1979. She was born on 3 November 1952.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations:
Gabrielle Kaufmann-Kohler is a member of the American Arbitration Association.

Sergio Marchionne

Address	Fiat S.p.A Via Nizza 250 I-10126 Torino

Function in UBS	Member of the Compensation Committee

Nationality	Canadian and Italian

Year of initial appointment	2007

Current term of office runs until	2010

Professional history, education and date of birth
Sergio Marchionne serves as CEO of Fiat S.p.A., Turin, and Fiat Group Automobiles. Sergio Marchionne began his professional career in 1983 as a Chartered Accountant and Tax Specialist for Deloitte & Touche in Canada. Two years later, he became Group Controller and then Director of Corporate Development at Lawson Mardon Group of Toronto. In 1989 and 1990, he served as Executive Vice President of Glenex Industries. In the following two years Sergio Marchionne acted as Vice President of Finance and Chief Financial Officer (CFO) at Acklands Ltd. He returned to Lawson Mardon Group in 1992 as Vice President of Legal and Corporate Development and CFO. The company was acquired by Alusuisse Lonza (Algroup) in 1994. After the acquisition he held various positions of increasing responsibility until 2000, after having become CEO in 1996. After completing the merger of Alusuisse with Alcan, he acted as CEO and Chairman of the spin-off Lonza Group Ltd. In 2002, Sergio Marchionne was appointed CEO of the Société Générale de Surveillance (SGS) Group of Geneva, and in early 2006 he became Chairman of the same company. He has been a member of the BoD of Fiat S.p.A. since 2003 and served as CEO of the company from June 2004 onwards. Sergio Marchionne studied philosophy at the University of Toronto, Canada, business at the University of Windsor, Canada, and law at Osgoode Hall Law School in Toronto, Canada, and is a lawyer and chartered accountant. He was born on 17 June 1952.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations:
Sergio Marchionne is a member of the Supervisory Board of Hochtief AG.

Rolf A. Meyer

Address	Heiniweidstrasse 18 CH-8806 Bäch

Functions in UBS	Chairman of the Compensation Committee / member of the Audit Committee

Nationality	Swiss

Year of initial appointment	1998

Current term of office runs until	2009

Professional history, education and date of birth
Rolf A. Meyer has been a member of the BoD of UBS and its predecessor, Union Bank of Switzerland, since 1992. He was Chairman and CEO of Ciba Specialty Chemicals Ltd. until November 2000. Today, he holds several board memberships. He first joined Ciba-Geigy Group in 1973 as a financial analyst and subsequently became Group Company Controller in Johannesburg, South Africa, Head of Strategic Planning and Control in Basel, Head of Finance and Information Systems in Ardsley, N.Y., and later CFO of the Group. After the merger of Ciba-Geigy and Sandoz to create Novartis, he led the spin-off of Ciba Specialty Chemicals. Mr Meyer graduated in Political Science (Ph.D.) and holds a Master of Business Administration (lic. oec. HSG). He was born on 31 October 1943.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations:
Rolf A. Meyer is a member of the Board of Directors of DKSH AG (Diethelm Keller Siber Hegner), Zurich, and is the Chairman of its Audit and Finance Committee. He is also a member of the Board of Directors of Ascom (Switzerland) Ltd., Bern.

Helmut Panke

Address	BMW AG Petuelring 130 D-80788 Munich

Function in UBS	Chairman of the Nominating Committee

Nationality	German

Year of initial appointment	2004

Current term of office runs until	2010

Professional history, education and date of birth
Helmut Panke was Chairman of the Board of Management of BMW AG, Munich, between 2002 and September 2006. In 1982, he joined as head of Planning and Controlling in the Research and Development Division. He subsequently assumed management functions in corporate planning, organization and corporate strategy. Before his appointment as Chairman, he was a member of BMW’s Board of Management from 1996. Between 1993 and 1996, he was Chairman and CEO of BMW Holding Corporation in the US. Today, he holds several board memberships. Mr Panke graduated from the University of Munich with a doctoral degree in physics (Ph.D.) and was assigned to the University of Munich and the Swiss Institute for Nuclear Research before joining McKinsey in Dusseldorf and Munich as a consultant. He was born on 31 August 1946.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations:
Helmut Panke is a member of the Board of Directors of Microsoft Corporation, Redmond, WA (USA).
Permanent functions for important interest groups:
Helmut Panke is a member of the Board of Directors of American Chamber of Commerce in Germany and a member of the International Advisory Board for Dubai International Capital’s “Global Strategic Equities Fund”.

Peter Spuhler

Address	Stadler Bussnang AG Bahnhofplatz CH-9565 Bussnang

Function in UBS	Member of the Compensation Committee

Nationality	Swiss

Year of initial appointment	2004

Current term of office runs until	2010

Professional history, education and date of birth
Peter Spuhler is the owner of Stadler Rail AG (Switzerland), which he acquired in 1989 when it was a small firm with 18 employees. Today the Stadler Rail Group has more than 2,500 staff and is an internationally successful light railway car business. Since 1997, Peter Spuhler has taken over a number of companies and founded new units within the Stadler Rail Group, mainly in Switzerland and in Germany. Mr Spuhler joined Stadler AG in 1987 as an employee after studying economics at the University of St. Gallen. He was born on 9 January 1959.

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
Official functions and political mandates:
Peter Spuhler is a member of the National Council of the Swiss Parliament (lower house).

Peter Voser

Address	Royal Dutch Shell plc 2501 AN NL-The Hague

Function in UBS	Member of the Audit Committee

Nationality	Swiss

Year of initial appointment	2005

Current term of office runs until	2008 (proposed for re-election at the AGM 2008)

Professional history, education and date of birth
Peter Voser has been Chief Financial Officer of Royal Dutch Shell plc in London since 2004. Between 2002 and 2004, he was CFO of Asea Brown Boveri (ABB) in Switzerland. Between 1982 and 2002, he worked for the Royal Dutch / Shell Group, holding various assignments in Switzerland, UK, Argentina and Chile. Mr Voser graduated at the University of Applied Sciences, Zurich. He was born on 29 August 1958.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations:
Peter Voser is a board member of the Federal Auditor Oversight Authority.

Corporate Governance
Board of Directors

Lawrence A. Weinbach

Address	Yankee Hill Capital Management 300 East 42nd Street USA-New York, NY 10017

Function in UBS	Chairman of the Audit Committee

Nationality	American (US)

Year of initial appointment	2001

Current term of office runs until	2008 (proposed for re-election at the 2008 AGM)

Professional history, education and date of birth
Lawrence A. Weinbach is a partner of the Yankee Hill Capital Management LLC, a private equity firm based in Southport, CT (USA). He was Executive Chairman of Unisys Corporation until January 2006. From 1997 to 2004 he was Chairman, President and CEO of Unisys Corporation. From 1961 to 1997 he was with Arthur Andersen / Andersen Worldwide as Managing Partner and was Chief Executive of Andersen Worldwide from 1989 to 1997, Chief Operating Officer from 1987 to 1989, and Managing Partner of the New York office from 1983. He was elected to partnership at Arthur Andersen in 1970 and became Managing Partner of the Stamford, Connecticut, office in 1974 and Partner in charge of the accounting and audit practice in New York from 1980 to 1983. Mr Weinbach is a Certified Public Accountant and holds a Bachelor of Science in Economics from the Wharton School of the University of Pennsylvania. He was born on 8 January 1940.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations:
Lawrence A. Weinbach is a member of the Board of Directors of Avon Products Inc., New York, where he is the Chairman of the Audit Committee. He is a trustee and member of the audit committee of Carnegie Hall, New York and a member of the Board of Directors of Quadra Realty Trust, Inc., New York and Discover Financial Services, Riverwoods, Illinois.
Permanent functions for important interest groups:
Lawrence A. Weinbach is a member of the New York Stock Exchange Listed Company Advisory Committee and of the National Security Telecommunications Advisory Committee.

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

Elections and terms of office

All the members of the BoD are elected individually by the AGM for a term of office of three years. The initial term of each member is fixed in such a way as to ensure that about one-third of the membership have to be newly elected or reelected every year.

The BoD of UBS will propose to the AGM to be held on 23 April 2008 to reduce the terms of office of its members from three years to one year. The proposal will require that the “Articles of Association UBS AG” (“Articles of Association”) be amended at the AGM on 23 April 2008. The same regulation will apply to all members who subsequently stand for reelection after the expiration of their terms of office. As a result, by 2010 at the latest, the entire membership of the UBS BoD will have to be confirmed on a yearly basis by the AGM.
A director shall not normally stand for re-election if he or she has reached the age of 65 when the mandate expires. The BoD may propose to the AGM that a director be reelected despite having reached this age limit. No director shall, however, hold office beyond the age of 70.
è	The boxes on pages 9–12 lists the following for each BoD member: year of first appointment to the BoD and the expiry of their current mandate

Changes in 2008

The BoD will propose to the AGM on 23 April 2008 that Marcel Ospel, Peter Voser and Larry Weinbach, whose terms expire on the date of the AGM, be re-elected for a one-year term.

The BoD has also appointed Sergio Marchionne as a non-executive Vice Chairman of the BoD. Effective 24 April 2008, the Chairman’s Office will therefore consist of Marcel Ospel, Chairman of the BoD, and Stephan Haeringer as executive Vice Chairman and Sergio Marchionne as non-executive Vice Chairman.
Larry Weinbach, who had expressed his desire to hand over the chairmanship of the Audit Committee, will remain a member of this committee and continue to provide his valuable experience and expertise. He will be succeeded as Chairman of the Audit Committee by Peter Voser.
The BoD will propose as non-executive director the following new member for election at the AGM on 23 April 2008: David Sidwell, former Chief Financial Officer (CFO) of Morgan Stanley. The BoD will thereafter consist of 12 members.

Organizational principles

The BoD has ultimate responsibility for the mid- and long-term strategic direction of the Group, for appointments and dismissals at top management levels and the definition of the firm’s risk principles and risk capacity. While the majority of members are always non-executive and independent, the Chairman of the BoD and at least one Vice Chairman have executive roles, in line with Swiss banking laws, and assume supervisory and leadership responsibilities.

Internal organization, Board of Directors’
committees and meetings in 2007

After each AGM, the BoD elects its Chairman and one or more Vice Chairmen and appoints its Secretary. It meets as often as business requires, but at least six times per year. In 2007, seven meetings were held together with the members of the GEB, as well as one telephone conference and a full-day strategy seminar. The BoD met nine times without participation of executive management. On average, 96% of the BoD members were present at the meetings and 91% at private board meetings (i.e. without participation of executive management). In addition, the BoD held five ad-hoc meetings with individual GEB members. Participation at these meetings was 91%. The BoD, without executive management, was also asked to take one decision by written consent (circular decision).

Sergio Marchionne was introduced to his new function through a tailored program, consisting of a session focusing on a detailed description of the various businesses by the Chief Executive Officers (CEOs) of each business group.

The BoD is organized as follows:

Chairman’s Office
The Chairman operates a Chairman’s Office, including the Vice Chairman (or Vice Chairmen if more than one), which meets to address issues that are fundamental for UBS, such as overall strategy, mid-term succession plans at GEB level, compensation systems and principles and the risk profile of the firm. The Group CEO normally participates in formal meetings of the Chairman’s Office in an advisory capacity. The Chairman’s Office acts as the Risk Committee of the BoD. In this capacity it has the highest approval authority for the following (within the risk capacity and principles approved by the BoD): allocation of responsibility for credit, market and other risk-related matters; setting of standards, concepts and methodologies for risk control; and allocation of the major risk limits to the business groups. It also acts as the supervisory body for Group Internal Audit. The Chairman’s Office is responsible for shaping the corporate governance of the firm and formulates appropriate principles, which it submits to the Nominating Committee for review and subsequent submission to the full BoD for approval. It also assumes responsibility for long-term succession planning at BoD level and reviews, upon proposal by the Chairman of the BoD and the Group CEO, GEB candidates for appointment or dismissal by the full BoD. In exceptional cases, and in consideration of the non-transferable and inalienable duties of the BoD under mandatory corporate law, urgent decisions falling within the authority of the BoD may be taken by the Chairman’s Office. Such decisions have to be reported to the full BoD as soon as possible.

The members of the Chairman’s Office, as of 31 December 2007, were Marcel Ospel, Chairman of the BoD, and Stephan Haeringer, executive Vice Chairman.
The Chairman’s Office held 15 meetings in 2007 and met once with the lead partners of UBS’s external independent auditors, Ernst & Young Ltd. The Chairman’s Office also met once with members of the Swiss Federal Banking Commission (SFBC). It additionally met seven times as supervisory body for Group Internal Audit, with these meetings chaired by Stephan Haeringer. The Chairman’s Office was also asked to take four circular decisions. The executive Vice Chairman attended the 15 Chairman’s Office meetings, including the ones related to Group Internal Audit issues. Since October 2007, there has been only one executive Vice Chairman.

Audit Committee
The BoD appoints an Audit Committee with at least three members from among the non-executive, independent directors. The Audit Committee assists the BoD in monitoring the integrity of the financial statements of the firm, compliance with legal and regulatory requirements, the qualification, independence and performance of UBS’s external auditors and their lead partners, and the integrity of the systems of internal controls for financial reporting. All members of the Audit Committee have been determined by the BoD as being fully independent and financially literate. Lawrence A. Weinbach, the Audit Committee’s Chairman, as well as Rolf A. Meyer and Peter Voser have accounting or financial management expertise and are therefore considered “financial experts”, according to the rules established by the US Sarbanes-Oxley Act of 2002. The Audit Committee does not itself perform audits, but supervises the work of the auditors. Its primary responsibility is thereby to monitor and review the organization and efficiency of internal control procedures and the financial reporting process. The Audit Committee plays an important role in ensuring the independence of the external auditors and therefore has to authorize all mandates assigned to them. It also has responsibility for the treatment of complaints regarding accounting and auditing matters (“whistleblowing”).

As of 31 December 2007, Lawrence A. Weinbach was the Chairman of the Audit Committee and Rolf A. Meyer and Peter Voser its additional members. The Audit Committee met seven times in 2007, with representatives of the external auditors, the Group CFO, the Head Group Controlling & Accounting, Head Group Accounting Policies and the Head Group Internal Audit participating. The seven meetings included regular separate sessions with these representatives.

Corporate Governance
Board of Directors

In addition, the Group General Counsel attended one meeting. A special session was organized with the Group CEO to discuss the annual financial results. All three members of the committee were present at all the meetings.

Compensation Committee
The Compensation Committee, comprising at least three non-executive, independent members of the BoD, has a specific responsibility to review the Group compensation policy for submission to the BoD and for approving the design of the compensation system for the members of the GEB and the executive members of the BoD (senior executives). It determines the individual salaries and incentive awards for the executive members of the BoD, the Group CEO and the members of the GEB. It reviews and approves contracts and employment agreements with executive BoD members and the GEB, as well as termination agreements with GEB members relinquishing their positions. The Compensation Committee also reviews the compensation disclosure included in this report.

As of 31 December 2007, Rolf A. Meyer chaired the committee, with Sergio Marchionne and Peter Spuhler as its additional members. The committee met four times during 2007, with each meeting attended by all three members. The committee was also asked to take one circular decision.
è	Please refer to pages 26–28 for details on the Compensation Committee’s decision-making procedures

Nominating Committee
The Nominating Committee comprises at least three non- executive, independent directors. It assumes responsibility for defining the principles governing the selection of candidates for BoD membership, reviewing possible candidates and proposing to the full BoD those to be submitted for election to the BoD by the AGM. The committee supports the Chairman’s Office and the full BoD in evaluating the performance of the BoD and executive management.

As of 31 December 2007, Helmut Panke was the Chairman and Ernesto Bertarelli, Gabrielle Kaufmann-Kohler and Joerg Wolle the additional members of the committee. In 2007, the Nominating Committee held six meetings, and all four members were present at each meeting. Gabrielle Kaufmann-Kohler, who joined the committee in April 2007, was briefed on important UBS nominations as well as corporate governance philosophy, policies and procedures in a special session.

Corporate Responsibility Committee
UBS has a Corporate Responsibility Committee, normally consisting of six to ten members appointed by the BoD from among its members, the members of the GEB and the Group Managing Board (GMB). On an exceptional basis, external specialists may also be appointed as members of the committee.

The committee’s mandate is to discuss and judge the relevance of current or anticipated developments in stakeholder expectations related to responsible corporate conduct and their possible consequences for UBS. The committee suggests appropriate action to the GEB or other bodies in UBS. As of 31 December 2007, Stephan Haeringer chaired the committee. Additional members were Gabrielle Kaufmann-Kohler, representing the BoD, Peter Kurer, Group General Counsel, Marco Suter, Group CFO, Maria Bentley, Global Head Human Resources, Investment Bank, Gabriel Herrera, Head of Europe, Middle East & Africa, Global Asset Management, Thomas R. Hill, Chief Communication Officer, Corporate Center, Marten Hoekstra, Head Wealth Management Americas, Global Wealth Management & Business Banking, Jeremy Palmer, CEO Investment Bank in Europe, Middle East & Africa, Investment Bank and Kathryn Shih, Head Wealth Management Asia Pacific and CEO UBS Hong Kong, Global Wealth Management & Business Banking. The Corporate Responsibility Committee met twice during 2007 with an average participation of 78%.
è	For additional information on corporate responsibility, please refer to the specific section in Strategy, Perfomance and Responsibility 2007
è	The charters of the BoD, of the Chairman’s Office and of all BoD committees are available at www.ubs.com/boards

Roles and responsibilities of executive members of
the Board of Directors

Marcel Ospel and Stephan Haeringer, the Chairman of the BoD and the executive Vice Chairman, have entered into employment contracts with UBS AG in connection with their services on the BoD and are entitled to receive pension benefits upon retirement. They assume clearly defined management responsibilities.

Chairman of the BoD Marcel Ospel takes a leading role in mid- and long-term strategic planning, the selection and supervision of the CEO and the members of the GEB, mid-term succession planning and developing and shaping compensation principles. He also actively supports major client and transaction initiatives.
Stephan Haeringer is responsible for corporate governance issues on behalf of the BoD. He chairs the Chairman’s Office meetings on group internal audit issues, where the Chairman’s Office acts as supervisory body for Group Internal Audit. Credit and market risk approval authorities have also been delegated by the Chairman’s Office to Stephan Haeringer, who brings his decisions to the Chairman’s Office for ratification. He also assumes the function of Chairman’s Office delegate to the GEB Risk Subcommittee, where all major risk issues (credit, market and operational risks) are dealt with. In addition, he is responsible for helping to foster, maintain and support relationships with major clients.

Non-executive members of the Board of Directors

Important business connections of non-executive members of the Board of Directors with UBS
UBS, as a global financial services provider and the major bank in Switzerland, has business relationships with many large companies including those in which UBS BoD members assume management or non-executive board responsibilities. None of the relationships with companies represented on the BoD by their chairman or chief executive is of a magnitude that jeopardizes the BoD members’ independent judgment; furthermore, no non-executive director has personal business relationships with UBS that could infringe on his or her independence.

All relationships and transactions with UBS directors and their affiliated companies are in the ordinary course of business and are on the same terms as those prevailing at the time for comparable transactions with non-affiliated persons.

Checks and balances: Board of Directors and Group Executive Board

UBS operates under a strict dual board structure, as mandated by Swiss banking law. The functions of Chairman of the BoD and Group Chief Executive Officer (Group CEO) are assigned to two different people, thus providing separation of powers. This structure establishes checks and balances and creates an institutional independence of the BoD from the day-to-day management of the firm, for which responsibility is delegated to the GEB. No member of one board may be a member of the other.

The supervision and control of the executive management remains with the BoD. All details as to authorities and responsibilities of the two bodies are governed by the “Articles of Association” and the “Organization Regulations”, including the “Appendix to the Organization Regulations – Authorities”.
è	Please refer to www. ubs.com/corporate-governance for more information

Information and control instruments vis-à-vis the Group Executive Board
The BoD is kept informed of the activities of the GEB in various ways. The Chairman or the executive Vice Chairman participates in each meeting of the GEB in an advisory capacity, thus keeping the Chairman’s Office appraised of all current developments. The minutes of the GEB meetings are filed with the executive BoD members and made available for inspection to the non-executive members. At BoD meetings, the Group CEO and the members of the GEB regularly update the BoD on important issues.

At BoD meetings, members may request from members of the BoD or the GEB any information about any matters concerning UBS that are necessary to fulfill their duties. Outside of meetings, any member may request information from executive BoD members and members of the GEB concerning the Group’s business development. Requests for information about individual businesses or transactions must be approved by the Chairman of the BoD.
Group Internal Audit monitors compliance of business activities with legal and regulatory requirements and all internal regulations, policies and guidelines. This internal audit organization, which is independent from management, reports significant findings to the Chairman of the BoD, the Chairman’s Office and the Audit Committee.
The GEB submits a quarterly risk report to the Chairman’s Office for approval. This report provides an update on all categories of risk and contains a comprehensive assessment of the risk situation of the Group. The full BoD is briefed quarterly on the major developments through an executive summary of the report and an oral update. For the first time in February 2008, the compliance function provided an annual compliance report to the BoD. This report is required by section 109 of the SFBC’s circular EBK-RS 06 / 6 and includes a risk-based action plan.
è	Details on risk management and control can be found in Risk, Treasury and Capital Management 2007

Corporate Governance
Group Executive Board

Group Executive Board

The Group Executive Board has business management responsibility for UBS. Its members, including the Group Chief Executive Officer, are appointed by the Chairman and members of the Board of Directors – to whom they must also account for the firm’s results.

Members of the Group Executive Board

The text in the boxes below provides information on the composition of the Group Executive Board (GEB) as of 31 December 2007. It shows each member’s function in UBS, nationality, year of initial appointment to the GEB, professional history and education, date of birth and other activities and functions, such as mandates on boards of important corporations, organizations and foundations, permanent functions for important interest groups and official functions and political mandates.

On 6 July 2007, Peter Wuffli stepped down as Group Chief Executive Officer (Group CEO) and was replaced by Marcel Rohner. Raoul Weil became Chairman and CEO of Global Wealth Management & Business Banking. Clive Standish, Group Chief Financial Officer, retired on 30 September 2007 and was replaced by Marco Suter, who stepped down from the Board of Directors (BoD). At the same time Huw Jenkins stepped down from the GEB and Marcel Rohner additionally assumed his position as Chairman and CEO Investment Bank. Walter Stuerzinger was appointed Chief Operating Officer (COO) of Corporate Center and Joe Scoby Group Chief Risk Officer as of 1 October 2007.

Marcel Rohner

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Functions in UBS	Group Chief
Executive Officer /
Chairman and Chief
Executive Officer
Investment Bank

Nationality	Swiss

Year of initial
appointment to the GEB	2002

Professional history, education and date of birth
Marcel Rohner was appointed Group Chief Executive Officer (Group CEO) on 6 July 2007 and Chairman & CEO Investment Bank on 1 October 2007. He became a member of the Group Executive Board (GEB) in 2002. Between 2002 and 2007, he was CEO of Wealth Management & Business Banking and additionally named Chairman in 2004. Before that, in 2001 and 2002, he was Chief Operating Officer (COO) and Deputy CEO of the Private Banking unit of UBS Switzerland. In 1999, he was named Group Chief Risk Officer (Group CRO), after being appointed Head of Market Risk Control of Warburg Dillon Read in 1998. Between 1993 and 1998, Mr Rohner was with Swiss Bank Corporation’s investment banking arm and in 1995 he was appointed Head of Market Risk Control Europe. Mr Rohner graduated with a Ph.D. in economics from the University of Zurich and was a teaching assistant at the Institute for Empirical Research in Economics at the University of Zurich from 1990 to 1992. He was born on 4 September 1964.

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

Professional history, education and date of birth
John A. Fraser was appointed as Chairman and CEO of the Global Asset Management Business Group in late 2001. Prior to that, he was President and COO of UBS Asset Management and Head of Asia Pacific. From 1994 to 1998 he was Executive Chairman and CEO of SBC Australia Funds Management Ltd. Before joining UBS, Mr Fraser held various positions at the Australian Treasury, including two international postings to Washington DC – first, at the International Monetary Fund and, second, as Minister (Economic) at the Australian Embassy. From 1990 to 1993, he was Deputy Secretary (Economic) of the Australian Treasury. Mr Fraser graduated from Monash University in Australia in 1972 and holds a first-class honors degree in economics. He was born on 8 August 1951.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations:
John A. Fraser is a member of the board of the Marymount International School at Kingston-upon-Thames.

Peter Kurer

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Functions in UBS	Group General Counsel /
member of the
Corporate Responsibility
Committee

Nationality	Swiss

Year of initial
appointment to the GEB	2002

Professional history, education and date of birth
Peter Kurer has been the Group General Counsel since 2001, when he joined UBS. Between 1991 and 2001 he was a partner at the Homburger law firm in Zurich. Between 1980 and 1990 he was with the Zurich office of Baker & McKenzie law firm, first as associate, later as partner, having been a law clerk at the District Court of Zurich. Mr Kurer graduated as a doctor iuris from the University of Zurich and was admitted as attorney-at-law in Zurich. He holds an LL.M. from the University of Chicago and was born on 28 June 1949.

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

Joe Scoby

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Function in UBS	Group Chief Risk Officer

Nationality	American (US)

Year of initial
appointment to the GEB	2007

Professional history, education and date of birth
Joe Scoby was appointed Group CRO and became a member of the GEB in October 2007. Prior to this appointment, he was Global Head of Alternative and Quantitative Investments (A&Q), an alternative investment platform in UBS’s asset management business between 2003 and 2007. Previously, between 2000 and 2003, he headed O’Connor, a specialist hedge fund provider within the same alternative investment platform. From 1995-1999, he was the Joint Head of US Equities at UBS’s Investment Bank. Joseph Scoby began his career with O’Connor and Associates in 1987 and became a Managing Director in 1993. He has a Bachelor’s degree in Finance from Wharton School and a Master’s degree in Regional Science from the University of Pennsylvania. He was born on 23 April 1965.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations:
Joe Scoby is a member of the Wharton School Undergraduate Executive Board, a member of the Board of Chicago’s After School Matters and a member of the Board of Children’s Memorial Hospital. He was the founder of St. Joseph Club in Chicago.

Walter Stuerzinger

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Function in UBS	Chief Operating Officer,
Corporate Center

Nationality	Swiss

Year of initial
appointment to the GEB	2005

Professional history, education and date of birth
Walter Stuerzinger became a member of the GEB in 2005. He was appointed COO, Corporate Center in October 2007. Prior to that, he was Group CRO from 2001 until 2007 and Head Group Internal Audit from 1998 until 2001. Before the merger, he was Head Group Internal Audit at the former Union Bank of Switzerland. Previously, he worked with Credit Suisse on various assignments in the controlling and auditing areas. Walter Stuerzinger holds a Swiss banking diploma and is a member of the Institute of Chartered Accountants. He was born on 6 July 1955.

Other activities and functions
Permanent functions for important interest groups:
Walter Stuerzinger is a member of the Foundation Board of the UBS Pension Fund.

Marco Suter

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Functions in UBS	Group Chief
Financial Officer /
member of the
Corporate Responsibility
Committee

Nationality	Swiss

Year of initial
appointment to the GEB	2007

Professional history, education and date of birth
Marco Suter was appointed Group Chief Financial Officer and became a member of the GEB in October 2007. Prior to this appointment, he was elected as a member of the Board of Directors at the annual general meeting in April 2005 and thereafter appointed as Executive Vice Chairman. Marco Suter has been with UBS and its predecessor, Swiss Bank Corporation (SBC), since 1974. Between 1999 and 2005, he was Group Chief Credit Officer and a member of the Group Managing Board. From 1996 until the merger of SBC and Union Bank of Switzerland in 1998 he served as regional manager of the Zurich-Eastern Switzerland-Ticino area for the corporate and commercial banking activities of SBC. Prior to that, he held various management positions in SBC’s investment banking operations, first as the Continental European Head of Merchant Banking and later as the Chief Credit Officer for EMEA. Mr Suter graduated from the Commercial School in St. Gallen. He was born on 7 May 1958.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations:
Marco Suter is a member of the Swiss Institute of International Studies (SIAF), the Latin-American Chamber of Commerce (Switzerland), the Swiss-Chinese Chamber of Commerce and the IIF Special Committee on Crises Prevention and Resolution in Emerging Markets.

Corporate Governance
Group Executive Board

Rory Tapner

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Function in UBS	Chairman and
Chief Executive Officer
Asia Pacific

Nationality	British

Year of initial
appointment to the GEB	2006

Professional history, education and date of birth
Rory Tapner became a member of the GEB in January 2006. He was appointed Chairman and CEO Asia Pacific in May 2004. Previously, he was Joint Global Head of Investment Banking. From 1983 to 1998, he was with S.G. Warburg and Warburg Dillon Read as Global Head of Equity Capital Markets, Joint Head of UK Corporate Finance and Head of UK Capital Markets Team. He also was a member of the Warburg Dillon Read Executive Board. Rory Tapner has a law degree from Kings College, London University and went to Lancaster Gate Law School. Mr Tapner was born on 30 September 1959.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations:
Rory Tapner is the treasurer and Chairman of the Financial Committee of Council of Kings College University, London.

Raoul Weil

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Function in UBS	Chairman and Chief
Executive Officer Global
Wealth Management &
Business Banking

Nationality	Swiss

Year of initial
appointment to the GEB	2005

Professional history, education and date of birth
Raoul Weil was appointed Chairman and CEO Global Wealth Management & Business Banking on 6 July 2007. He was Head of Wealth Management International between 2002 and 2007 and was appointed to the GEB in July 2005. Previous to that, he assumed different management roles in the Private Banking Division in Asia and Europe. Between 1984 and 1998, Mr Weil was with SBC, holding various assignments within the Private Banking Division in Basel, Zurich, Monaco and New York. He graduated with a degree in economics from the University of Basel and was born on 13 November 1959.

Changes in 2008

Jerker Johannsson has been appointed as Chairman and CEO of the Investment Bank. He took on the role on 17 March 2008, joining UBS from Morgan Stanley, where he was Vice Chairman Europe. He will become a member of the GEB at this date.

To strengthen the management structure of the firm, the following new members were appointed to the GEB as of 14 February 2008:
–	Marten Hoekstra, Deputy CEO, Global Wealth Management & Business Banking and Head of Wealth Management, Americas;
–	Alexander Wilmot-Sitwell, Joint Global Head Investment Banking Department, UBS Investment Bank, and Chairman and CEO, UBS Group Europe, Middle East & Africa; and
–	Robert Wolf, Chairman and CEO, UBS Group Americas and President and COO, Investment Bank.

Responsibilities, authorities and organizational principles

The GEB has executive management responsibility for the Group and is accountable to the BoD for the firm’s results. Together with the Chairman’s Office, the GEB assumes overall responsibility for the development of UBS’s strategies. The GEB, in particular the CEO, is responsible for the implementation and results of the firm’s business strategies, for the alignment of the business groups to UBS’s integrated business model and for the exploitation of synergies across the firm. Through its Risk Subcommittee, the GEB assumes responsibility for the Group’s risk control standards, concepts, methodologies and limits. The GEB plays a key role in defining the human resources policy and the compensation principles of the Group. It also fosters an entrepreneurial leadership spirit throughout the firm.
è	The authorities of the GEB are defined in the “The Organization Regulations of UBS AG”, which are available at www.ubs.com/corporate-governance

Management contracts

UBS has not entered into management contracts with any third parties.

Compensation, shareholdings and loans
UBS’s senior executive compensation policy

–	is aligned with the creation of sustainable shareholder returns

–	promotes a performance-driven culture and adherence to ethical values

–	supports the firm’s integrated business strategy

Principles

Rigorous governance and approval process to ensure that no one participates in any decision affecting his or her own compensation

Shareholder alignment: a minimum of half of the annual incentive compensation is paid in the form of UBS shares. Stock options are awarded with a 10% price hurdle. In addition, UBS has the highest share ownership requirements for senior executives in its peer group

Pay-for-performance: performance is the primary driver of compensation decisions

Transparent decision-making process, based on Group and business group performance as well as individual performance and contribution to pre-defined targets

Compensation in 2007

67% decrease in total senior executive compensation.
This reflects the losses occurred on specific trading positions in 2007, which led to an overall net loss for the Group as a whole, but also the strong performance in UBS’s client-driven businesses

No stock options were awarded to senior executives for the 2007 performance year

No incentive award was granted to executive members of the Board of Directors as their incentive award is dependent on overall Group financial performance

20

Corporate Governance
Compensation, shareholdings and loans

Compensation, shareholdings and loans

UBS’s competitive strength depends on its ability to attract, retain and motivate the most talented people in financial services. The policies established by the Board of Directors’ Compensation Committee create incentives to promote a performance-driven culture, adhere to ethical values and support the firm’s integrated business strategy. Compensation of senior executives is linked to the creation of long-term value and sustainable shareholder returns.

Compensation Committee

The Compensation Committee is made up of three non-executive, independent members of the Board of Directors (BoD). As of 31 December 2007, these were Rolf A. Meyer (Chairman of the Compensation Committee), Sergio Marchionne and Peter Spuhler.

Governance, authorities and responsibilities
UBS has long been committed to the highest standards of corporate governance. The approval of senior executive compensation follows a rigorous process designed to ensure that no one participates in any decision affecting his or her own compensation.

The Compensation Committee is responsible for reviewing the UBS Total Compensation and Benefits Principles for submission to the BoD.
Additionally – for executive members of the BoD and

members of the Group Executive Board (GEB) (senior executives) – the Compensation Committee has responsibilities in five key areas:
–	reviewing and approving the design of the total compensation framework, including compensation programs and plans;
–	determining the relationship between pay and performance;
–	approving base salaries and annual incentive awards for senior executives;
–	reviewing and approving individual employment agreements; and
–	reviewing and approving the terms and conditions for GEB members relinquishing their positions.

Authority for compensation-related decisions is governed by the “Appendix to the Organization Regulations – Authorities” and the “Charter for the Compensation Committee”. The structure is as follows:

Activities
During 2007, the Compensation Committee carried out:
–	a review of best practice in compensation governance, design, pay-mix and disclosure, which combined publicly-available information on key competitors with market data provided by UBS’s principal executive compensation consultant (Towers Perrin MGMC);
–	a review of pay and performance to ensure that senior executive compensation levels were appropriate compared with counterparts of competitors; and
–	a review of the compensation plan rules for senior executives to ensure they clearly reflect shareholders’ interests and provide appropriate incentives for long-term value creation.

The Compensation Committee did not appoint any external compensation consultants during 2007. Rather, it relied on detailed background documentation – internal and external compensation surveys and other intelligence – provided by internal HR compensation specialists as well as on data from the Group controlling department and the accounting department. The Chairman of the Compensation Committee also made use of information obtained through participation in various international seminars for compensation professionals.

Senior executive compensation policy

Principles
Two related principles govern the firm’s senior executive compensation framework (and, indeed, the compensation of all UBS employees): creation of shareholder value and pay-for-performance. Specifically:
–	all elements of compensation are managed in a globally consistent and integrated fashion, with clear recognition of pay-for-performance;
–	compensation levels and practices are benchmarked against competitors and global best practice; and
–	significant exposure to UBS shares through equity-based awards serves to align senior executive and shareholder interests.

Annual total compensation is competitively positioned and UBS places a strong emphasis on the variable components of compensation, with the understanding that only superior performance will be rewarded with superior compensation. Such incentives provide the motivation to excel in the entrepreneurial, performance-oriented culture that is re-

quired to execute UBS’s integrated business strategy. In addition, the Compensation Committee verifies whether the senior executive fulfilled their objectives and key performance indicators (KPIs), including the importance of maintaining and spreading UBS’s ethical values throughout the firm.

Shareholder alignment
The Compensation Committee structures senior executive compensation to ensure alignment with shareholder interests and long-term value creation. Specifically:
–	it rewards the achievement of personal and corporate objectives that balance individual performance and long-term business growth;
–	a minimum of half of the annual incentive compensation awarded to senior executives takes the form of UBS shares that vest or become unrestricted over five years, ensuring focus on long-term decisions and actions and aiding retention of executive talent;
–	in addition to this significant mandatory deferral of compensation, all senior executives are required to accumulate and hold five times their cash compensation (average of last three years) in UBS shares after five years in their position;
–	the strike price of stock options is set at 110% of the average high and low sale price of UBS shares on the grant date resulting in a 10% performance hurdle – significant

Corporate Governance
Compensation, shareholdings and loans

share price growth is thus required before the exercise price becomes meaningful;
–	in certain circumstances, share and stock option plans are forfeited at termination or thereafter;
–	no additional severance payments are offered in instances of termination, although obligations earned up to and including the notice period are honored in line with the contractual arrangements; and
–	all senior executives are offered the opportunity to invest voluntarily in additional UBS shares from their cash compensation.
All these mechanisms help focus senior leadership on the long-term interests of UBS shareholders and minimize the cost of any future terminations.

Employment agreements and contractual payments
The Compensation Committee regularly reviews the individual employment agreements of senior executives. To protect UBS’s franchise and competitive position, these contracts provide for a general 12-month notice period, in compliance with leading corporate governance guidelines and international best-practice procedures. During the notice period, the senior executive is generally prohibited from working in any competitive position in the financial services industry and from soliciting UBS staff or clients. In recognition of these restrictions, the senior executive is entitled to receive base salary, pro rata incentive and certain employment benefits until expiry of the notice period, unless the senior executive has been terminated for cause.

The Compensation Committee has drawn up special employment agreements for the Chairman of the BoD and the Executive Vice Chairman. These agreements reflect the fact that these officers are appointed by UBS shareholders for a defined term and may be terminated only by means of a shareholders’ vote.
Neither the GEB employment agreement nor the agreements for executive members of the BoD provide for any additional severance payment in case of termination, apart from contractual salary, pension and bonus entitlements. All payments are included in the numbers reported under compensation for members of the BoD and GEB.

Pay-for-performance
Performance is the primary driver of compensation decisions. UBS is committed to providing superior compensation in return for superior performance and continually develops the benchmarks and processes that support informed compensation decision-making.

At the beginning of the year, each UBS senior executive agrees individual objectives and KPIs. Individual objectives focus on clients, economics, technical expertise, leadership, cross-business cooperation, strategic impact, risk management and personal contribution. KPIs vary by business and by individual and typically include such measures as revenue growth, net profit, return on equity, return on assets, cost / income ratio, net new money, progress on strategic initiatives and adherence to UBS values.

Financial performance targets are clearly defined at UBS Group and business group levels.
As the year draws to a close, a senior executive’s performance against each objective and KPI is rigorously evaluated, not only by his or her immediate superior but also by peers and subordinates. This 360-degree assessment is qualitative and quantitative – comprising financial and operational results for the year, as well as indicators of future performance. Performance against key competitors and performance trends over time are likewise reviewed to the extent that data is available.
To the extent that a senior executive’s business and individual performance exceeds – or falls short – of his or her agreed expectations, total compensation mirrors the outcome. In consequence, compensation levels may be highly variable from year-to-year.
è	The relationship between performance and pay determination is described in more detail in the section “Key elements for decision-making process within the Compensation Committee” on pages 26–28

Elements of compensation
The total compensation framework for senior executives comprises four elements: base salary, annual incentive, discretionary stock option awards and benefits.

Base salaries

Base salaries are established in a manner consistent with the role of each senior executive. Base salary adjustments are limited to significant changes in job responsibility.

Due to the variability of annual incentive awards, the ratio of base salary (a fixed amount) to total compensation can vary significantly year-to-year. In 2007, base salaries for senior executives constituted, on average, some 17.8% of total compensation as compared to 6.5% in 2006, reflecting the significantly lower incentive awards granted for 2007.

Annual incentive awards

Each annual incentive award is assessed according to the individual’s achievement of his or her personal objectives and key performance indicators. All senior executives are considered for an annual incentive award provided performance targets are achieved, but with a few rare exceptions (for example, competitive practice or business strategy), annual incentives are completely discretionary and can vary considerably, both from individual-to-individual and from year-to-year.

Exceptional individual performance is reflected in the annual incentive award rather than in an adjustment to base salary. The maximum annual incentive award is limited to double the senior executive’s target.
50% of the annual incentive award is granted in the form of mandatory restricted or deferred UBS shares; senior executives also have the opportunity to invest a further portion of their annual incentive in UBS shares, which attract a “two-for-one” stock option match.
In certain jurisdictions, senior executives may also be offered the opportunity to allocate a portion of their cash incentive in vehicles not related to UBS shares, provided this does not jeopardize their individual shareholding requirement.

Discretionary stock option awards

Stock options help align executive performance with long-term shareholder interests, since they deliver value only to the degree the share price appreciates more than 10% after grant.
At UBS, discretionary stock option awards reward the individual’s contribution to the overall success of the firm. They are complementary to the annual incentive award, a reflection of the success of UBS’s integrated business model.

The Board of Directors approves an annual option quantity for a three-year period. Within this limit, the Chairman’s Office annually allocates option quantities to the business groups and Corporate Center.

Benefits

UBS provides benefits to help attract and retain the best employees in each local market. Changes, terminations and the introduction of new benefits are governed by the procedures contained in the “Organization Regulations of UBS AG”. Benefits are a supplemental element of total compensation and vary substantially from location to location. Retirement plan benefits: in Switzerland, senior executives participate in the firm’s general pension plan made up of three elements: (1) a basic component operated on the defined contribution principle; (2) a savings plan to bridge the income gap between UBS retirement age and the age defined for the start of social security payments; and (3) a defined contribution bonus plan.

Outside Switzerland, senior executives participate in appropriately designed local pension plans. In the US, the firm offers two plans – one operating on a cash-balance basis, the other on defined contributions. US senior executives may also participate in a 401K defined contribution plan open to all employees. In the UK, senior executives participate in a pension plan operated on a defined contribution basis. No special pension schemes are offered to senior executives.
è	Note 30 in Financial Statements 2007 details the various retirement benefit plans established in Switzerland and in major foreign markets

Corporate Governance
Compensation, shareholdings and loans

Senior executive compensation plans

Senior executive equity ownership plan (SEEOP)
Under SEEOP, senior executives typically receive a minimum of 50% of their annual incentive award in the form of UBS shares. (The amount is subject to the discretion of the Compensation Committee). Wherever practical, senior executives receive actual UBS shares with the same rights as ordinary shareholders. Shares are denominated either in Swiss francs or US dollars depending on the currency of the executive’s incentive.

Shares normally vest in equal portions over a period of five years. For tax reasons, shares of Swiss-based senior executives are additionally restricted from sale for the duration of the five-year period.
Shares that have not vested at the time of termination are subject to forfeiture under certain circumstances; these include voluntary termination to join a competitor, termination for cause or in connection with activities detrimental to the interests of UBS.

Senior executive stock option plan (SESOP)
Discretionary stock option awards are a long-term incentive recognizing individual contributions to Group and business group performance, exceptional contribution to cross-business cooperation and integration, outstanding achievement, personal performance or commitment to UBS, outstanding professional and technical expertise and Group-wide strategic leadership skills and potential.

All senior executives may be granted discretionary stock options under SESOP and are also eligible to receive two matching stock options for each restricted share they purchase voluntarily from cash compensation.
The strike price for senior executive stock options is set at 10% above the UBS share price on the grant date. This perfor-
mance hurdle creates a strong incentive for senior executives to build sustainable shareholder value over the longer term.
Options normally vest after three years and remain exercisable for seven further years, subject to continued employment. Any unvested options will generally be forfeited should the executive leave voluntarily, join a competitor, be terminated for cause or act against the firm’s interests.

Key elements for decision-making process
within the Compensation Committee

Actual process and decisions taken
The Compensation Committee makes decisions on individual senior executive compensation based on:
–	Group and business group performance;
–	the individual performance and personal contributions of each member;
–	actual UBS compensation in prior periods;
–	an assessment submitted by the Chairman of the BoD; and
–	market data of competitors.

However market data is only one of several factors in the compensation decision-making process. Market data informs but does not directly drive any individual decisions on executive compensation. In addition, the Compensation Committee takes into consideration input from the Group Chief Executive Officer (Group CEO) when making compensation decisions for GEB members.

Key competitors
Compensation and benefit levels are primarily result-driven and further benchmarked against appropriate key competitors. These companies are selected for the similarity of their core business to that of UBS, as well as for comparable size, geographic distribution, business strategy and performance.

Comparison by business activities (key peers)
	Key competitors										Others
	UBS	BS	Citi	CS	DB	GS	JPM	LB	ML	MS	HSBC	ING	BofA

Global WM&BB

WM CH	✓		✓	✓	✓	✓	✓		✓	✓

WM Int.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

WM US	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓			✓

BB / retail CH	✓		✓	✓	✓					✓

Investment Bank

Equities	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Fixed income	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓			✓

Foreign exchange	✓		✓	✓	✓	✓	✓	✓	✓	✓	✓

Corporate finance	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Global AM

Core	✓	✓		✓	✓	✓	✓	✓		✓	✓

Alternatives	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓

Typically, these are also the companies from which UBS is most likely to hire and to which it is most likely to lose senior employees. Competitive compensation at a senior level is therefore a vital element in preventing the loss of leadership talent and experience from UBS to its competitors. Generally nine key competitors are considered to represent the most relevant labor market for senior executive compensation: Credit Suisse, Deutsche Bank, Bear Stearns, Citigroup, Gold-man Sachs, JPMorgan Chase, Lehman Brothers, Merrill Lynch and Morgan Stanley. In the view of the Compensation Committee, UBS’s compensation systems are positioned appropriately relative to these nine key competitors. For certain positions and for purposes of other analysis (including the best practice review), additional competitors may be taken into account (such as other major international banks, the large Swiss private banks, private equity firms and hedge funds, which are increasingly becoming attractive alternatives for UBS employees).

Determination of 2007 incentive targets
In February 2007, the Compensation Committee defined personal incentive targets for each senior executive. Beginning with the individual incentive award for 2006, the Compensation Committee then applied the following steps:
1)	a fixed percentage (increase or decrease) representing the difference between the 2007 financial forecast and the 2006 actual results – the 2006 results used were net profit attributable to UBS shareholders at the UBS Group level, and, where applicable, profit before tax adjusted for goodwill funding and impairment charges at the business group level;
2)	a fixed reduction averaging 5% of the amount resulting from step one, being a productivity gain to sharehold-

ers – this means an overall increase of 5% in 2007 business performance would be required relative to 2006 in order to achieve the same level of compensation in both years (if 2007 business results had remained at the same level as 2006, the target incentive awards to senior executives would have been on average 5% lower, before the application of the final discretionary adjustment); and
3)	an individual discretionary increase or decrease, taking into account future potential, any change in role, and competitive positioning.

Determination of 2007 actual incentives
In early February 2008, actual 2007 results were assessed against the 2007 forecast (UBS’s Group and business group financial targets) as well as against similar metrics of key competitors. Incentive awards of senior executives in Global Wealth Management & Business Banking, Global Asset Management and the Investment Bank were based equally on the financial performance of the Group overall and the results of the respective business group (on a 50:50 ratio). Incentive awards for executives at Group level and in Corporate Center were based fully on Group performance. These measurements and assessments resulted in a fixed theoretical incentive award for each senior executive.

Finally, this theoretical incentive award was measured against various additional factors: personal performance against objectives, future potential, leadership qualities and contributions to the overall success of UBS. This qualitative assessment led to discretionary increases or decreases from the theoretical incentive by up to +/– 25%.
Further information is included in the section “Highest total compensation for a Group Executive Board member” on pages 31–32.

Corporate Governance
Compensation, shareholdings and loans

Marcel Rohner was Chairman and CEO of Global Wealth Management & Business Banking until early July 2007. He was entitled to receive an incentive award for his time in this position given the business group’s excellent full-year results. However, he chose to forgo the 2007 incentive award.
GEB members appointed during the last quarter of a financial year are generally assessed on their Group Managing Board targets and performance objectives, while nevertheless taking account of the overall Group results.
No long-term incentive stock option awards were granted to senior executives in February 2008.

Performance factors used to determine 2007
senior executive compensation
The Compensation Committee considered the following factors when determining incentive awards for senior executives:

Performance factors exceeding 2007 target
–	results in all businesses of Global Wealth Management & Business Banking were at an all-time high, with net new money inflows in this business group 37% above 2006 levels;
–	in 2007, investment banking (corporate finance) net revenues rose 39% from 2006 to the highest level ever recorded, driven by double-digit growth in Asia Pacific and Europe, Middle East & Africa; and
–	during 2007, UBS’s businesses in Asia Pacific made a record contribution to the Group’s global revenues.

Performance factors below target
–	for the full-year 2007, UBS recorded a Group net loss attributable to its shareholders of CHF 4,384 million, entirely due to very weak trading results and writedowns in its fixed income, currencies and commodities (FICC) area;
–	overall, UBS’s net new money also fell, by 7.3% to CHF 140.6 billion for full-year 2007, driven by net new money outflows in Global Asset Management;
–	return on equity for full-year 2007 was negative 10.2% compared to 26.4% in 2006, despite strong results posted by UBS’s wealth and asset management businesses;
–	earnings per share for 2007 were negative CHF 2.49, compared with positive CHF 5.57 for 2006; and
–	UBS’s return on equity and total shareholder returns are below the median achieved by its key competitors. Since third quarter 2007, UBS’s share price has underperformed that of its peers. It has also significantly underperformed the SMI and DJ indices.

Other performance factors taken into account
–	Global Asset Management’s pre-tax profits were down 5.5% on 2006. Excluding the costs for the closure of Dillon Read Capital Management of CHF 384 million, however, the business group results would have been at record level and 22% higher than in 2006.

The decrease of 67% over the 2006 compensation figures for all senior executives takes into account the losses occurred in 2007. Total incentive awards for 2007 granted to senior executives represented 0.56% of the overall incentive awards distributed to UBS employees as a whole. This is down substantially from the corresponding figure of 1.85% for 2006.

28

Corporate Governance
Compensation, shareholdings and loans

Actual 2007 compensation for members of the Board of Directors and the Group Executive Board

Actual 2007 compensation for members of the
Board of Directors

Compensation of the Chairman of the Board of Directors

For its decision on the Chairman of the BoD’s compensation, the Compensation Committee relies on an annual assessment performed by the full BoD and its own judgment with regards to the Chairman’s performance and contributions, taking into account pay levels for comparable functions outside of UBS.
As the Chairman of the BoD’s incentive award is fully dependent on the Group’s financial performance, the Compensation Committee decided against granting such an award in 2007.

Total compensation for Chairman of the BoD, Marcel Ospel, the highest-paid member of the BoD, amounted to CHF 2,568,379 for the 2007 financial year, a decrease of 90% over his total compensation in 2006.

Compensation for executive members of the
Board of Directors

No incentive award was granted to the executive members of the BoD in 2007, since this award fully depends on the Group’s financial performance.

Compensation details and additional information for executive members of the Board of Directors1

CHF, except where indicated[a]
				Annual incentive	Discretionary		Contributions
			Annual incentive	award (shares;	award (options;	Benefits	to retirement
Name, function[2]	For the year	Base salary	award (cash)	fair value)[b]	fair value)[c]	in kind[d]	benefits plans[e]	Total

Marcel Ospel, Chairman	2007	2,000,000	0	0	0	307,310	261,069	2,568,379

Stephan Haeringer, Executive Vice Chairman	2007	1,500,000	0	0	0	111,808	261,069	1,872,877

Marco Suter, Executive Vice Chairman	2007	1,125,000	0	0	0	70,820	155,252	1,351,072

1 Individual compensation figures of the previous year will be disclosed from 2008 onwards.  2 2007: Marcel Ospel and Stephan Haeringer are executive members in office as of 31 December 2007; Marco Suter stepped down during the year as a member of the Board of Directors. His 2007 payment is pro-rata for the nine months served as executive Vice Chairman.

Remuneration details and additional information for non-executive members of the Board of Directors1

CHF, except where indicated[a]
				Corporate	For the
	Audit	Compensation	Nominating	Responsibility	period AGM		Committee	Benefits	Additional		Share	Number of
Name, function[2]	Committee	Committee	Committee	Committee	2007 / 2008	Base fee	retainer	in kind	payments	Total	percentage	shares[3]

Ernesto Bertarelli, member			M		2007/2008	325,000	150,000	0	0	475,000	100	14,677

Gabrielle Kaufmann- Kohler, member			M	M	2007/2008	325,000	250,000	0	0	575,000	50	9,349

Sergio Marchionne, member		M			2007/2008	325,000	200,000	0	0	525,000	100	16,226

Rolf A. Meyer, member	M	C			2007/2008	325,000	650,000	0	0	975,000	50	15,853

Helmut Panke, member			C		2007/2008	325,000	250,000	0	0	575,000	50	9,349

Peter Spuhler, member		M			2007/2008	325,000	200,000	0	0	525,000	100	16,226

Peter Voser, member	M				2007/2008	325,000	300,000	0	0	625,000	50	10,162

Lawrence A. Weinbach, member	C				2007/2008	325,000	600,000	0	0	925,000	50	15,040

Joerg Wolle, member			M		2007/2008	325,000	150,000	0	0	475,000	100	14,677

Legend: C = Chairman of the respective committee; M = Member of the respective committee

1 Individual compensation figures for the previous period will be disclosed from 2008 onwards. 2 There are nine non-executive members of the Board of Directors in office as of 31 December 2007. Sergio Marchionne was appointed to the Board of Directors at the 2007 annual general meeting. 3 Number of shares is reduced in case of the 100% election to deduct social security contribution. All remuneration payments are submitted to social security contribution / taxes at source.

Total payments to all members of the Board of Directors1

CHF, except where indicated[a]	For the year[2]	Total

Aggregate of all (executive and non-executive) members of the Board of Directors	2007	11,467,328

1 The previous year will be disclosed from 2008 onwards.  2 For non-executive members of the Board of Directors: period AGM 2007 / 2008.

Payments to non-executive members of the
Board of Directors

The table on previous page shows remuneration for non-executive BoD members as from one annual general meeting date to the next, i.e. for the period 2007 / 2008.
Explanations:
–	non-executive BoD members receive a base fee of CHF 325,000, including a fixed reimbursement of expenses which was previously paid separately;
–	fees are paid 50% in cash and 50% in restricted UBS shares, however, members can elect to have 100% of their remuneration paid in restricted UBS shares (shares are attributed with a price discount of 15% and are restricted from sale for four years);
–	2007 shares valued at CHF 36.15 (average price of UBS shares on virt-x over the last ten trading days of February 2008), discount price CHF 30.75; and
–	the non-executive chairmen and members of the Audit, Compensation, Nominating and Corporate Responsibility Committees receive additional retainers between CHF 100,000 and CHF 600,000 per mandate, commensurate with the associated workload.
Remuneration of non-executive directors is not dependent on the Group’s financial performance, but is determined annually by executive members of the BoD, taking into account market practice in comparable global financial services and other relevant companies.

Actual 2007 compensation for members of the
Group Executive Board

Changes in the composition of the GEB and restructuring of existing executive roles clearly impact the total compensation number disclosed for 2007 and should be taken into consideration in any year-on-year comparison. Marcel Roh-

ner was appointed Group CEO with effect from 6 July 2007, while Raoul Weil became Chairman and CEO of Global Wealth Management & Business Banking on the same date. On 1 October 2007, Walter Stuerzinger was appointed Chief Operating Officer of Corporate Center, Marco Suter stepped down from the BoD to take up the position of Chief Financial Officer, and Joseph Scoby was appointed to the GEB as Group Chief Risk Officer.

Peter Wuffli relinquished his position as Group CEO on 6 July 2007, Clive Standish retired on 30 September 2007 and Huw Jenkins stepped down from the GEB on 30 September 2007; all three executives are contractually entitled to receive base salary, pro rata incentive and certain employment benefits until the expiry of their 12-month notice period. Huw Jenkins is retained in a consultancy position with UBS until 30 September 2008. The total amount due to all three executives – CHF 15.3 million payable in 2008 and CHF 45.3 million payable in 2009 – has been fully accrued in 2007 and reflected in the 2007 income statement. It reflects obligations earned under the repsective employment contracts.
For further information, see the “Employment agreements and contractual payments” section on page 27.

Highest total compensation for a Group Executive
Board member

Total compensation for the highest-paid member of the GEB, Rory Tapner, amounted to CHF 10,306,920. He joined the GEB on 1 January 2006 as Chairman and CEO, Asia Pacific. In reaching their decision on his compensation, the Chairman of the BoD and the Compensation Committee took into account his achievements against financial and profitability targets for the Asia Pacific region, and his performance against his personal objectives and key performance indicators for 2007.

Total compensation for all members of the Group Executive Board1

CHF, except where indicated[a]
				Annual	Discretionary		Contributions
			Annual	incentive	award		to retirement
			incentive	award (shares;	(options;	Benefits in	benefits
Name, function	For the year	Base salary	award (cash)	fair value)[b]	fair value)[c]	kind[d]	plans[e]	Total

Rory Tapner, Chairman and Chief Executive

Officer Asia Pacific (highest-paid)	2007	1,291,960	4,501,900	4,501,904	0	10,256	900	10,306,920

Aggregate of all members of the Group Executive Board (GEB) who were in office as of 31 December 2007[2]	2007	6,995,885	15,305,667	15,305,708	0	532,706	912,974	39,052,939

Aggregate of all members of the GEB who stepped down during 2007[3]	2007	2,511,947	23,042,376	6,750,036	0	406,567	275,635	32,986,561

1 Compensation figures for the previous year will be disclosed from 2008 onwards.  2 Number and distribution of senior executives: eight Group Executive Board members in office as of 31 December 2007, including three months for both Marco Suter and Joseph Scoby.  3 Takes into the account the period executives were active members of the Group Executive Board: nine months in office for Huw Jenkins and Clive Standish and six months for Peter Wuffli.

Corporate Governance
Compensation, shareholdings and loans

Under Rory Tapner’s leadership, UBS has become a dominant participant in the Asia Pacific financial sector. In 2007, UBS’s businesses in Asia Pacific made a record contribution to the Group’s global revenues. UBS is the pre-eminent wealth manager in the region and won a number of significant regional awards during 2007. The level of compensation awarded, which is appropriately positioned relative to key competitors in the region, reflects his exceptional ambassadorial skills, strong cross-business group leadership and cooperation and the unique skills needed to continue to grow UBS’s substantial presence in Asia Pacific, while maintaining high standards of corporate governance and managing a complex risk profile.

Actual 2007 compensation for former members of the Board of Directors and Group Executive Board

Former executives of UBS and its predecessor banks benefit from the use of office space and administrative support, mostly in connection with mandates they continue to hold on behalf of, or in the interests of, UBS.
All relevant payments, including these benefits, to current and former members of the BoD and GEB and their related parties are listed in the above tables. UBS does not, as a matter of principle, make any severance payments.
No additional honorariums or remunerations were paid to any BoD or GEB members. All income from business mandates must be paid or reimbursed to UBS. Senior executives have no entitlement to any compensation received by them due to any mandate-related roles undertaken on behalf of UBS, its subsidiaries or its clients.

Compensation paid to former members of the Board of Directors and Group Executive Board1

CHF, except where indicated[a]
Name, function	Compensation	Benefits in kind	Total

Alberto Togni, former member of the Board of Directors (BoD)	318,401	502,478	820,879

Philippe de Weck, former member of the BoD (Union Bank of Switzerland)	0	129,701	129,701

Robert Studer, former member of the BoD (Union Bank of Switzerland)	0	260,162	260,162

Georges Blum, former member of the BoD (Swiss Bank Corporation)	0	90,803	90,803

Aggregate of all former members of the Group Executive Board (GEB)[2]	0	257,791	257,791

Aggregate of all former members of the BoD and GEB	318,401	1,240,935	1,559,336

1 Compensation or remuneration that is connected with the former members’ activity on the Board of Directors or Group Executive Board, or that is not at market conditions.  2 Includes four former Group Executive Board members.

Explanations of compensation details for executive members of the BoD and members of the GEB:

a)	Local currencies are converted into CHF using the exchange rates as detailed in Note 31 of Financial Statements 2007.

b)	Values per share at grant: CHF 36.15/USD 33.55 for shares granted in 2008 related to the performance year 2007. CHF prices are average price of UBS shares at virt-x over the last ten trading days of February, and USD prices are average price of UBS shares at the New York Stock Exchange (NYSE) over the last ten trading days of February in the year in which they are granted. Share awards in this report are disclosed at fair value for the performance year for which they were granted. This differs from the recognition of share-based compensation expense in UBS’s financial statements, which is based on International Financial Reporting Standards (IFRS). Until 2007, IFRS required the recognition of the fair value of share-based payments to employees as a compensation expense over the service period (typically equivalent to the vesting period).

c)	For the performance year 2007, no options were granted in 2008. In line with the “accrual principle” outlined by the SWX Swiss Exchange (SWX) in September 2007, UBS has amended its reporting of basic stock option grants in this report to align them with the performance year for which they were awarded, rather than show them in the year in which they were actually granted. According to UBS’s previous disclosure, total compensation of the executive members of the Board of Directors (BoD) and the Group Executive Board (GEB) would have been down by 60% compared to 2006, and the Chairman of the BoD’s compensation would have decreased 81%. This presentation differs from previous years, where options were included in the grant year. It also differs from the recognition of share-based compensation expense in UBS’s financial statements (see Note 30 in Financial Statements 2007).

d)	Benefits in kind: car leasing, company car allowance, staff discount on banking products and services, health and welfare benefits and general expense allowances all valued at market price.

e)	In 2007, the Swiss pension plan converted to a Swiss defined contribution model. Swiss senior executives participate in the same plan as all other employees. Under this plan, employees receive a company contribution to the plan which covers compensation up to CHF 795,600. The retirement benefits consist of a pension, a bridging pension and a one-off payout of accumulated capital from the bonus plan. Employees must also contribute to the plan. This figure excludes the mandatory employer’s social security contributions (AHV, ALV) but includes the portion attributed to the employer’s portion of the legal BVG requirement. The employee contribution is included in the base salary and annual incentive award components. In both the US and the UK, senior executives participate in the same plans as all other employees. In the US there are two different plans, one of which operates on a cash balance basis and entitles the participant to receive a company contribution based on compensation limited to USD 250,000. US senior executives may also participate in the UBS 401K defined contribution plan (open to all employees), which provides a company matching contribution for employee contributions. In the UK, senior executives participate in either the principal pension plan, which is limited to an earnings cap of GBP 100,000, or a grandfathered defined benefit plan which provides a pension on retirement based on career average base salary (uncapped).

Share and option ownership

Senior executive share ownership policy

With a view to aligning the interests of its management with those of its shareholders, UBS strongly encourages significant levels of stock ownership on the part of its senior executives. As previously noted in this report, a substantial part of the annual incentive award for senior executives is delivered in the form of mandatory restricted or deferred UBS shares. And, moreover, senior executives who voluntarily elect to take an even greater proportion of their annual incentive award in the form of restricted or deferred UBS shares receive two additional UBS stock options for each additional share purchased. The options cannot be exercised until three years after grant and may be forfeited under certain circumstances at termination.
Five years after appointment, senior executives are required to accumulate – and then hold – UBS shares with an aggregate value of five times the amount of the last three years’ average cash component of total compensation (base salary plus cash portion of annual incentive award). Holdings in UBS shares to be accumulated range from CHF 12 million to CHF 71 million per senior executive and thus constitute a substantial part of their personal wealth. Progress reports are provided to each senior executive annually, and executives will be expected to make steady progress towards their tar-

gets. Missed targets may lead the Compensation Committee to deny the grant of discretionary stock option awards.

Senior executives are not permitted to hedge or in any way transfer the risk of price movements of unvested UBS shares; they may however enter into specifically approved hedging strategies in order to protect against a general downturn in the financial industry, provided that no more than 10% of the base value of the underlying instrument is determined by reference to UBS shares. Breaching this policy may result in the forfeiture of any hedged award.
Although UBS does not require the return of compensation already paid, its share ownership policy (the highest in UBS’s peer group) has essentially the same effect. Senior executives are required to hold UBS shares with an aggregate value of five times the amount of their average cash compensation for the last three years. This is generally more than 250% of his or her annual incentive. A 50% reduction in UBS’s share price, for example, results in the loss of at least 125% of an annual incentive’s value. Stock options are awarded with a 10% price hurdle and, currently, many of the awards of past years have no intrinsic value. In recent months, all senior executives have seen a decline in their personal wealth in line with the fall of the UBS share price. UBS believes that this provides management with a strong incentive to focus on returning UBS to its path of shareholder value creation.

Share and option ownership of members of the Board of Directors as of 31 December 2007

					Potentially
					conferred		Type and
		Number of	Voting rights	Number of	voting rights		quantity
Name, function[1]	For the year	shares held	in %	options held	in %[2]		of options[3]

						xii:	390,000
						xiv:	300,000
Marcel Ospel, Chairman	2007	769,483	0.068	940,000	0.083	xv:	250,000

						vii:	80,000
						ix:	80,000
						x:	80,000
						xii:	120,000
						xiv:	100,000
Stephan Haeringer, Executive Vice Chairman	2007	487,053	0.043	535,000	0.047	xv:	75,000

Ernesto Bertarelli, member	2007	48,411	0.004	0			0

Gabrielle Kaufmann-Kohler, member	2007	3,303	0.000	0			0

Sergio Marchionne, member	2007	45,800	0.004	0			0

Rolf A. Meyer, member	2007	50,562	0.004	0			0

Helmut Panke, member	2007	13,206	0.001	0			0

Peter Spuhler, member	2007	67,092	0.006	0			0

Peter Voser, member	2007	11,580	0.001	0			0

Lawrence A. Weinbach, member	2007	45,520	0.004	0			0

Joerg Wolle, member	2007	7,709	0.001	0			0

1 This table includes vested, unvested, blocked and unblocked shares and options held as of 31 December 2007.  2 No conversion rights are outstanding.  3 For details of option plans and terms, see the table on page 35.

Corporate Governance
Compensation, shareholdings and loans

Share and option ownership of members of the Group Executive Board as of 31 December 2007

					Potentially		Type and
		Number of	Voting rights	Number of	conferred voting		quantity
Name, function[1]	For the year	shares held	in %	options held	rights in %[2]		of options[3]

						ix:	30,000
						x:	200,000
						xii:	260,000
Marcel Rohner, Group Chief Executive Officer						xiv:	300,000
(CEO) and Chairman & CEO Investment Bank	2007	501,846	0.044	990,000	0.088	xv:	200,000

						i:	52,560
						iv:	71,672
						vi:	120,000
						viii:	120,000
						xi:	160,000
						xiii:	190,000
John A. Fraser, Chairman and						xiv:	200,000
CEO Global Asset Management	2007	461,764	0.041	1,074,232	0.095	xv:	160,000

						x:	80,000
						xii:	90,000
						xiv:	90,000
Peter Kurer, Group General Counsel	2007	292,762	0.026	350,000	0.031	xv:	90,000

						ii:	4,000
						iv:	57,590
						v:	40,000
						viii:	100,000
						xi:	133,092
						xiii:	52,000
						xiv:	66,000
Joseph Scoby, Group Chief Risk Officer	2007	509,571	0.045	533,682	0.047	xv:	81,000

						vii:	30,000
						x:	60,000
						xii:	80,000
						xiv:	90,000
Walter Stuerzinger, Chief Operating Officer Corporate Center	2007	209,442	0.019	350,000	0.031	xv:	90,000

						x:	60,000
						xii:	120,000
						xiv:	100,000
Marco Suter, Group Chief Financial Officer	2007	235,757	0.021	355,000	0.031	xv:	75,000

						iii:	264,486
						vi:	200,000
						ix:	200,000
						x:	160,000
						xii:	150,000
						xiv:	160,000
Rory Tapner, Chairman and CEO Asia Pacific	2007	514,365	0.046	1,294,486	0.115	xv:	160,000

						vi:	50,000
						xii:	95,976
Raoul Weil, Chairman and CEO Global						xiv:	120,000
Wealth Management & Business Banking	2007	212,934	0.019	405,752	0.036	xv:	139,776

1 This table includes vested and unvested shares and options held as of 31 December 2007.  2 No conversion rights are outstanding.  3 For details of option plans and terms, see the table on page 35.

Total of all vested and unvested shares held by executive members of the Board of Directors and members of the Group Executive Board1

Shares held as of 31 December 2007	6,396,479

Of which

vested	vesting 2008	vesting 2009	vesting 2010	vesting 2011	vesting 2012

3,831,550	796,533	653,726	526,425	362,709	225,536

1 Includes parties closely linked to them.

No individual BoD or GEB member holds 1% or more of all shares issued.

Total of all blocked and unblocked shares held by non-executive members of the Board of Directors1

Shares held as of 31 December 2007:	296,533

Of which

non-restricted	blocked until 2008	blocked until 2009	blocked until 2010	blocked until 2011

134,808	30,602	43,096	35,874	52,153

1 Includes parties closely linked to them.

No individual board member holds 1% or more of all shares issued.

Vested and unvested options held by executive members of the Board of Directors and by members of the Group Executive Board as of 31 December 2007

Type	Number of options	Year of grant	Vesting date	Expiry date	Subscription ratio	Strike price

i	52,560	2001	20/02/2004	20/02/2009	1:1	CHF 50.00

ii	4,000	2002	28/02/2005	28/02/2012	1:1	USD 23.12

iii	264,486	2002	20/02/2005	31/01/2012	1:1	CHF 38.88

iv	129,262	2002	31/01/2005	31/01/2012	1:1	USD 22.63

v	40,000	2002	28/06/2005	28/06/2012	1:1	USD 24.85

vi	370,000	2002	28/06/2005	28/06/2012	1:1	CHF 40.38

vii	110,000	2002	28/06/2005	28/12/2012	1:1	CHF 40.38

viii	220,000	2003	31/01/2006	31/01/2013	1:1	USD 24.00

ix	310,000	2003	31/01/2006	31/07/2013	1:1	CHF 32.50

x	640,000	2004	28/02/2007	28/02/2014	1:1	CHF 51.88

xi	293,092	2004	28/02/2007	28/02/2014	1:1	USD 40.63

xii	1,305,976	2005	01/03/2008	28/02/2015	1:1	CHF 55.75

xiii	242,000	2005	01/03/2008	28/02/2015	1:1	USD 47.75

xiv	1,526,000	2006	01/03/2009	28/02/2016	1:1	CHF 77.33

xv	1,320,776	2007	01/03/2010	28/02/2017	1:1	CHF 78.50

Unvested shares and options as well as vested options are at risk of forfeiture in the event that a senior executive’s employment is terminated.

Options can only be exercised to the extent that the UBS share price exceeds the option strike price between vesting date and expiry date. The value to the executive is limited to the excess of the UBS share price over the strike price.

Disclosure of management transactions

Since 1 July 2005, UBS has disclosed on a no-name basis all transactions by members of its BoD and GEB in the firm’s shares, options and all types of financial instruments whose price is primarily influenced by UBS shares. In 2007, 12 sales with a total amount of CHF 23,566,123 and six purchases with a total amount of CHF 3,080,000 occurred.
UBS executives receive a majority of their compensation in UBS shares or options. For this reason, management transactions will, in general, see sales outweighing pur-

chases. Blackout periods and synchronized dates for unblocking or vesting of shares or options granted as compensation may lead to transactions being concentrated in short periods.

Loans

UBS – as a global financial services provider as well as the major bank in Switzerland – typically has business relationships with most large companies. In many of these companies, members of the UBS BoD often assume management or non-executive board responsibilities. Moreover granting loans – both to individuals and to companies – is part of the ordinary business of UBS. Executive members of the BoD and the members of the GEB are granted loans, fixed advances and mortgages on the same terms and conditions as other employees, based on third-party conditions adjusted for reduced credit risk.

Corporate Governance
Compensation, shareholdings and loans

Loans granted to members of the Board of Directors as of 31 December 2007

CHF, except where indicated[a]
Name, function[1]	Mortgages	Other loans granted	Total

Marcel Ospel, Chairman	11,000,000	0	11,000,000

Stephan Haeringer, Executive Vice Chairman	0	0	0

Ernesto Bertarelli, member	0	0	0

Gabrielle Kaufmann-Kohler, member	0	0	0

Sergio Marchionne, member	0	0	0

Rolf A. Meyer, member	480,000	0	480,000

Helmut Panke, member	0	0	0

Peter Spuhler, member	0	0	0

Peter Voser, member	0	0	0

Lawrence A. Weinbach, member	0	0	0

Joerg Wolle, member	0	0	0

Aggregate of all members of the Board of Directors	11,480,000	0	11,480,000

1 No loans have been granted to related parties of the Board of Directors members at conditions not customary in the market. For this purpose UBS considers loans granted on the terms available to UBS employees to be at arm’s length.

Loans granted to members of the Group Executive Board

CHF, except where indicated[a]
Name, function[1]	Mortgages	Other loans granted	[2]	Total

Joseph Scoby, Group Chief Risk Officer	0	3,145,796		3,145,796

Aggregate of all members of the Group Executive Board	3,487,000	3,145,796		6,632,796

1 No loans have been granted to related parties of the members of the Group Executive Board at conditions not customary in the market. For this purpose UBS considers loans granted on the terms available to UBS employees to be at arm’s length.  2 Guarantees.

Loans and advances to non-executive BoD members and related parties are made on terms comparable to those prevailing at the time for transactions with non-affiliated persons.

Loans granted to companies related to seven non-executive BoD members amounted to CHF 681.3 million, including guarantees, contingent liabilities and unused committed credit facilities. For details see Note 31 in Financial Statements 2007.

Loans granted to former members of the Board of Directors and Group Executive Board

No loans have been granted to former members of the BoD or of the GEB or to their related parties at conditions not customary in the market. For this purpose, UBS considers loans granted under the terms available to UBS employees’ to be at arm’s length.

Corporate Governance
Shareholders’ participation rights

Shareholders’ participation rights

UBS is committed to making it as easy as possible for shareholders to take part in its decision-making processes. More than 200,000 directly registered shareholders and some 75,000 US shareholders registered via nominee companies regularly receive written information about the firm’s activities and performance and are personally invited to shareholder meetings.

Relationships with shareholders

UBS fully subscribes to the principle of equal treatment of all shareholders, ranging from large investment institutions to individual investors, and regularly informs them about the development of the company of which they are co-owners.

The annual general meeting (AGM) offers shareholders the opportunity to raise any questions regarding the development of the company and the events of the year under review. The members of the Board of Directors (BoD) and Group Executive Board (GEB), as well as the internal and external auditors, are present to answer these questions.

Voting rights, restrictions and representation

UBS places no restrictions on share ownership and voting rights. Nominee companies and trustees, who normally represent a great number of individual shareholders, may hold an unlimited number of shares, but voting rights are limited to a maximum of 5% of outstanding UBS shares in order to avoid the risk of unknown shareholders with large stakes being entered into the share register. Securities clearing organizations, such as The Depository Trust Company in New York, are exempt from the 5% voting limit.

In order to be recorded in the share register with voting rights, shareholders must confirm they acquired UBS shares in their own name and for their own account. Nominee companies / trustees are required to sign an agreement with UBS, confirming their willingness to disclose to the company, upon its request, individual beneficial owners holding more than 0.3% of all issued shares.
All shareholders registered with voting rights are entitled to participate in shareholder meetings. If they do not wish to attend in person, they can issue instructions to accept, reject or abstain on each individual item on the meeting agenda by either giving instructions to an independent proxy designated by UBS (as required under Swiss company law) or by appointing UBS, another bank or another registered shareholder of their choice, to vote on their behalf. Nominee companies normally submit the proxy material to the beneficial owners and transmit the collected votes to UBS.

Statutory quorums

Shareholder resolutions, the election and re-election of members of the BoD, and the appointment of the Group and statutory auditors are decided at the AGM by an absolute majority of the votes cast, excluding blank and invalid ballots. Swiss company law requires that for certain specific issues a majority of two-thirds of the votes represented at the meeting vote in favor of the resolution. These issues include the introduction of voting shares, the introduction of restrictions on the transferability of registered shares, conditional and authorized capital increases, and restrictions or exclusion of shareholders’ pre-emptive rights.

The “Articles of Association UBS AG” (“Articles of Association”) also requires a two-thirds majority of votes represented for any change to its provisions regarding the number of BoD members and any decision to remove one-fourth or more of the members of the BoD.
Votes and elections are normally conducted electronically to clearly ascertain the exact number of votes cast. Voting by a show of hands remains possible if a clear majority is predictable. Shareholders representing at least 3% of the votes represented may still request, however, that a vote or election take place electronically or by written ballot. In order to allow shareholders to clearly express their views on all individual topics, each item on the agenda is put to vote individually and BoD elections are made on a person-by-person basis.

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

Corporate Governance
Shareholders’ participation rights

Extraordinary general meetings (EGMs) may be convened whenever the BoD or the statutory auditors consider it necessary. Shareholders individually or jointly representing at least 10% of the share capital may, at any time, ask in writing that an EGM be convened to deal with a specific issue put forward by them. Such a request may also be brought forward during the AGM.

Placing of items on the agenda

Shareholders individually or jointly representing shares with an aggregate par value of CHF 62,500 may submit proposals for matters to be placed on the agenda for consideration by the shareholders’ meeting.

UBS publishes the deadline for submitting such proposals in various Swiss and international newspapers and on its website (www.ubs.com/shareholder-meeting). Requests for items to be placed on the agenda must include the actual motions to be put forward, together with a short explanation, if necessary. The BoD formulates an opinion on the proposals, which is published together with the motions.

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

Duty to make an offer

An investor who acquires more than 33 1/3% of all voting rights (directly, indirectly or in concert with third parties), whether they are exercisable or not, has to submit a take-over offer for all shares outstanding, according to Swiss stock exchange law. UBS has not elected to change or opt out of this rule.

Clauses on changes of control

The service agreements and employment contracts of the executive Board of Director (BoD) members, of the members of the Group Executive Board (GEB) and of the Group Managing Board (GMB) do not contain clauses triggered by a change of control. UBS does not offer “golden parachutes” to its senior executives. Employment contracts contain notice of termination periods of 12-months for GEB members and six to 12-months for GMB members, depending on local market practice. During this notice period they are entitled to salary and bonuses.

The Compensation Committee of the BoD may, however, accelerate the vesting of options and the lapse date for restricted shares in case of a change of control.

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

External, independent auditors

Ernst & Young Ltd., Basel, (Ernst & Young) have been assigned the mandate to serve as global auditors for the UBS Group. They assume all auditing functions according to laws, regulatory requests and the “Articles of Association UBS AG” (“Articles of Association”; see also the paragraph about auditors’ responsibilities in the regulation and supervision section on pages 44–46). The Audit Committee of the Board of Directors (BoD) annually assesses the independence of Ernst & Young and has determined that they meet all independence requirements established by the US Securities and Exchange Commission (SEC). Authority for pre-approval of all additional audit, audit-related and non-audit mandates to the principal auditors lies with the Audit Committee, ensuring that independence of the auditors is not jeopardized by conflicts of interest through additional mandates. Ernst & Young inform the Audit Committee annually of the measures they are taking to ensure their own and their employees’ independence from UBS. The Audit Committee assesses this information on behalf of the BoD and informs the BoD accordingly.

At the 2006 annual general meeting (AGM), BDO Visura, Zurich, was appointed as special auditor for a three-year term of office. The special auditors provide audit opinions in connection with capital increases, independently from the Group auditors.

Duration of the mandate and term of
office of the lead partners

After the UBS-SBC merger, Ernst & Young were first appointed as UBS’s principal external auditor for the audit of the 1998 financial statements. Following a comprehensive evaluation process during 1999, they were proposed for re-election at the 2000 AGM. AGMs up to 2007 annually confirmed their mandate, and they will be proposed for re-election at the 2008 AGM.
The lead partners in charge of the UBS audit are Andrew McIntyre and Andreas Blumer (since 2005 and 2004, respectively).

Fees paid to principal external auditors
UBS paid the fees (including expenses) listed in the table below to its principal external auditors Ernst & Young.

Audit work includes all services necessary to perform the audit in accordance with applicable generally accepted auditing principles as well as other assurance services that generally only the principal auditor can provide, including comfort letters, statutory and regulatory audits, attest services, consents and reviews of documents filed with regulatory bodies under applicable law.
Audit-related work consists primarily of additional attest services, such as retirement and compensation plan audits,

Fees paid to external auditors

UBS paid the following fees (including expenses) to its principal external auditors Ernst & Young Ltd.:

	For the year ended
in CHF thousand	31.12.07	31.12.06

Audit

Global audit fees	49,000	48,925

Additional services classified as audit (services required by law or statute, including work of non-recurring nature mandated by regulators)	12,718	14,766

Total audit	61,718	63,691

Non-audit

Audit-related fees	9,779	7,843

Tax advisory	1,892	1,249

Other	1,699	3,043

Total non-audit	13,370	12,135

agreed upon procedures reports required by contract and audits performed at the request of management. It also includes due diligence work on acquisitions and initial work relating to the eventual attestation as to UBS’s compliance with section 404 of the US Sarbanes-Oxley Act of 2002.

Tax work means services performed by professional staff in Ernst & Young’s tax division, other than audit work, and includes tax compliance, tax consultation and tax planning in respect of UBS’s own affairs. Ernst & Young may not provide personal tax consulting to members of UBS management who serve in a financial reporting oversight role.
“Other” services are only approved on an exceptional basis. In 2006 and 2007, they mainly comprised on-call advisory services and selected transaction-related operational reviews.
In addition to the fees listed in the table on page 40, Ernst & Young received CHF 31,050,000 in 2007 (CHF 22,080,000 in 2006) for audit and tax work performed on behalf of UBS investment funds, many of which have independent fund boards or trustees.

Pre-approval procedures and policies
All services provided by Ernst & Young have to be pre-approved by the Audit Committee of the BoD. A pre-approval may be granted either for a specific mandate or in the form of a general pre-approval authorizing a limited and well-defined type and amount of services. The Audit Committee has delegated pre-approval authority to its Chairman. After endorsement by the Group Chief Financial Officer (Group CFO), requests for mandates are routed to the Company Secretary, who submits them to the Chairman of the Audit Committee for approval. At each quarterly meeting, the Audit Committee is informed on the approvals granted by its Chairman.

The SEC prohibits independent auditors from providing a number of specific services. Ernst & Young have not provided any such services during 2007.

Group Internal Audit

With 314 staff members worldwide at 31 December 2007, Group Internal Audit supports the BoD and its committees by independently assessing the effectiveness of UBS’s system of internal controls and compliance of the firm with statutory, legal and regulatory requirements. All key issues raised by Group Internal Audit are communicated to the management responsible, to the Group Chief Executive Officer (Group CEO) and to the executive members of the BoD via formal audit reports. The Chairman’s Office and the Audit Committee of the BoD are regularly informed of important findings. Group Internal Audit closely cooperates with internal and external legal advisors and risk control units on investigations into major control issues.

To maximize its independence from management, the Head Group Internal Audit, Ian Overton, reports directly to the Chairman of the BoD. Group Internal Audit has unrestricted access to all accounts, books and records and must be provided with all information and data needed to fulfill its auditing duties. The Chairman’s Office may order special audits to be conducted, and the Group Executive Board (GEB), with the agreement of the Chairman of the BoD, may also instruct Group Internal Audit to conduct such audits.
Coordination and close cooperation with the external auditors enhance the efficiency of Group Internal Audit’s work.

Supervisory and control instruments vis-à-vis
the external auditors

The Audit Committee, on behalf of the BoD, monitors the qualification, independence and performance of the Group Auditors and their lead partners. It prepares proposals for appointment or removal of the external auditors for review by the full BoD, which then submits the proposal to the AGM.

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
At least once per year, the Chairman’s Office discusses with the lead partners of Ernst & Young the audit work performed, the main findings and critical issues that arose during the audit.
The Audit Committee and the Chairman’s Office report back to the BoD about their contacts and discussions with the external auditors. Once per year, the lead partners take part in a BoD meeting, normally to present the Long-form Report of the External Auditors, as required by the Swiss Federal Banking Commission.

Corporate Governance
Information policy

Information policy

UBS’s financial disclosure policies aim at achieving a fair market value for UBS shares through open, transparent and consistent communication with investors and financial markets.

UBS provides regular information to its shareholders and to the financial community.

Financial results will be published as follows

First Quarter	6 May 2008

Second Quarter	12 August 2008

Third Quarter	4 November 2008

Fourth Quarter	10 February 2009

The annual general meeting of shareholders will take place as follows

2008	23 April 2008

2009	15 April 2009

UBS meets with institutional investors worldwide throughout the year. It regularly holds results presentations, specialist investor seminars, road shows, individual and group meetings. Where possible, meetings involve senior management as well as members of the Investor Relations team. UBS makes use of diverse technologies such as webcasting, audio links and cross-location video-conferencing to widen its audience and maintain contact with shareholders around the world.

The website www.ubs.com/investors has comprehensive information on UBS, including a complete set of published reporting documents, on-demand access to recent webcasts and a selection of senior management industry conference presentations.
Once a year, unless they explicitly choose not to, registered shareholders receive a summary of UBS’s annual report (for example, Review 2007). It provides an overview of the firm and its activities during the year as well as key financial information. Each quarter, shareholders are mailed a brief update on the firm’s quarterly financial performance. Shareholders can also request UBS’s complete financial reports, produced on a quarterly and annual basis, free of charge.
To ensure fair access to and dissemination of its financial information, UBS makes its publications available to all shareholders at the same time.
A complete list of all sources of information about UBS, and contact details for shareholders as well as other interested parties, are included in this report on pages 54–56.

Financial disclosure principles

Based on discussions with analysts and investors, UBS believes that the market rewards companies that provide clear, consistent and informative disclosure about their business. Therefore, UBS aims to communicate its strategy and results in a manner that allows shareholders and investors to gain a full and accurate understanding of how the company works, what its growth prospects are and what risks the strategy and results might entail.

To continue to achieve these goals, UBS applies the following principles in its financial reporting and disclosure:
–	transparency in disclosure is designed to enhance understanding of the economic drivers and detailed results of the business, building trust and credibility;
–	consistency in disclosure within each reporting period and between reporting periods;
–	simplicity in disclosure allows readers to gain the appropriate level of understanding of the firm’s businesses’ performance;
–	relevance in disclosure avoids information overload by focusing on what is relevant to UBS’s stakeholders, or required by regulation or statute; and
–	best practice in line with industry norms, leading the way to improved standards where possible.

Financial reporting policies

UBS reports its results after the end of every quarter, including a breakdown of results by business groups and business units and extensive disclosures relating to credit and market risk.

UBS’s financial statements are prepared according to International Financial Reporting Standards (IFRS). A detailed explanation of the basis of UBS’s accounting is given in Note 1 in Financial Statements 2007. An explanation of the critical accounting policies applied in the preparation of UBS’s financial statements is also provided in a specific section in Financial Statements 2007.
UBS is committed to maintaining the transparency of its reported results and to ensuring that analysts and investors can make meaningful comparisons with previous periods. If there is a major reorganization of its business units, or if changes to accounting standards or interpretations lead to a material change in the Group’s reported results, UBS’s results are restated for previous periods to show how they would have been reported according to the new basis and provide clear explanations of all changes.

US regulatory disclosure requirements
As a Swiss company listed on the New York Stock Exchange (NYSE), UBS complies with the disclosure requirements of the Securities and Exchange Commission (SEC) and the NYSE for foreign private issuers. These include the requirement to make certain filings with the SEC. As a foreign private issuer, some of the SEC’s regulations and requirements which apply to domestic issuers are not applicable to UBS. UBS’s regular quarterly reports are provided to the SEC under cover of Form 6-K, and UBS files an annual report on Form 20-F. These reports, as well as materials sent to shareholders in connection with annual and special shareholder meetings, are all available at www.ubs.com/investors. As of the end of the period covered by this annual report, an evaluation was carried out under the supervision of management, including the Group Chief Executive Officer (CEO) and Group Chief Financial Officer (CFO), of the effectiveness of UBS’s disclosure controls and procedures (as defined in Rule 13a–15e) under the US Securities Exchange Act of 1934. Based upon that evaluation, the Group CEO and Group CFO concluded that these disclosure controls and procedures were effective as of the end of the period covered by this annual report. No significant changes were made in UBS’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

In accordance with Section 404 of the US Sarbanes-Oxley Act of 2002, the management of UBS is responsible for establishing and maintaining adequate internal control over financial reporting. Financial Statements 2007, one of the four reports that comprise UBS’s annual report, contains management’s assessment (as of the time of publication of the annual report) of the effectiveness of internal control over financial reporting and the external auditors’ report on such assessment.

Corporate Governance
Regulation and supervision

Regulation and supervision

UBS aims to comply with all applicable provisions and to work closely and maintain good relations with regulators in all jurisdictions where the firm conducts business.

As a Swiss-registered company, UBS’s home country regulator is the Swiss Federal Banking Commission (SFBC).

UBS’s operations throughout the world are regulated and supervised by the relevant authorities in each of the jurisdictions in which it conducts business.
The following sections of this report describe the regulation and supervision of UBS’s business in Switzerland, the firm’s home market. They also describe the regulatory and supervisory environment in the US and the UK, UBS’s next two largest areas of operations.

Regulation and supervision in Switzerland

General
UBS is regulated in Switzerland under a system established by the Swiss Federal Law relating to Banks and Savings Banks of 8 November 1934, as amended, and the related Implementing Ordinance of 17 May 1972, as amended, which are together known as the Federal Banking Law. Depending on the license obtained under this law, banks in Switzerland may engage in a full range of financial services activities, including commercial banking, investment banking and asset management. Banking groups may also engage in insurance activities, but these must be undertaken through a separate subsidiary. The Federal Banking Law establishes a framework for supervision by the SFBC.

The Federal Act of 10 October 1997 on the Prevention of Money Laundering in the Financial Sector (Money Laundering Act, MLA) lays down a common standard for due diligence obligations for the whole financial sector, which must be met in order to prevent money laundering.
In its capacity as a securities broker, UBS is governed by the Swiss Federal Law on Stock Exchanges and Securities Trading of 24 March 1995, as amended. The SFBC is the competent supervisory authority.
In June 2007, the Parliament adopted the new Integrated Financial Supervision Act (FINMAG) which will come into effect on 1 January 2009. Its aim is to create a new market supervisory authority (FINMA) by merging the SFBC, the Office of Private Insurance (BPV) and the Federal Money Laundering Control Authority. In addition to a new organizational framework, FINMAG streamlines and harmonizes the sanctions regime applicable to financial institutions.

Regulatory policy
Swiss regulatory policies are formulated on three levels. The first two are the statutory levels of primary and secondary legislation issued by Parliament and the Swiss Federal Council. The SFBC has substantial influence on the drafting of these regulatory statutes (for example, the specific ordinance concerning the prevention of money laundering of 18 December 2002, amended in 2003). On a more technical level, the SFBC is empowered to issue so-called circulars, 27 of which are presently effective. These include a circular ruling on the supervision and internal controls at banks, issued on 27 September 2006, and a circular ruling on the supervision of large banking groups, issued on 21 April 2004. The latter prescribes what information UBS is required to provide to the SFBC, the structure of UBS’s regular interaction with them and the scope of on-site reviews (prudential independent controls) and extended audits by the SFBC. In an effort to streamline regulation, the SFBC decided on 1 December 2006, in consultation with the industry, to rescind five circulars. In certain fields, the SFBC officially endorses self-regulatory guidelines issued by the banking industry (through the Swiss Bankers’ Association), making them an integral part of banking regulation. Examples are:
–	Guidelines on the simplified prospectus for structured products, 2007;
–	Agreement of Swiss Banks on Deposit Insurance, 2005;
–	Allocation Directives for the New Issues Market, 2004;
–	Agreement on Swiss banks’ code of conduct with regard to the exercise of due diligence (CDB 03), 2003;
–	Directives on the Independence of Financial Research, 2008; and
–	Guidelines on the handling of dormant accounts, custody accounts and safe-deposit boxes held in Swiss banks, 2000.

Self regulation
Certain aspects of securities broking, such as the organization of trading, are subject to self-regulation through the SWX Swiss Exchange (SWX) (for example, the Listing regulation of 24 January 1996, as amended and the General Conditions dated 7 September 2007) and the Swiss Bankers’ Association (for example, the code of conduct for securities brokers, 1997), under the overall supervision of the SFBC. As a means of improving information flows to investors, the SWX enacted an amendment on 1 July 2005 requiring the disclosure of management transactions.

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
The SFBC has direct responsibility for supervision in two areas: capital requirements for market risk (expanded as of 1 January 2008 to cover the advanced credit and operational risk models of Pillars II and III under Basel II,) and the supervision of the two large Swiss banking groups, including UBS. The supervisory strategy entails direct supervision in the form of regular meetings with bank management, supervisory visits to the firm’s operations, on-site reviews, direct reporting (both routine and ad hoc) and regular meetings, with the host regulators of its overseas activities. There is close cooperation, including regular meetings between the SFBC and UBS’s US and UK regulators, as well as further links with other relevant regulators (particularly in the Asia Pacific region).

Reporting requirements and capital requirements
UBS reports financial, capital, legal and risk information to the SFBC. The SFBC also reviews the bank’s risk management and control principles and procedures in all areas of risk, including “know your customer” rules and anti-money laundering practices.

Switzerland applies the internationally agreed capital adequacy rules of the Basel Capital Accord, but the SFBC implementation imposes a more differentiated and tighter regime than the internationally agreed rules, including a more stringent definition of capital (see the “Capital management” section in Risk, Treasury and Capital Management 2007). On 18 October 2006, the SFBC issued a national law implementing Basel II, which entered into force on 1 January 2008.

Disclosures to the Swiss National Bank
Switzerland’s banks, according to Swiss banking law, are primarily supervised by the SFBC while compliance with liquidity rules is monitored by the Swiss National Bank (SNB). UBS sends the SNB detailed monthly interim balance sheets, capital adequacy and liquidity statements. UBS also submits an annual statement of condition and quarterly stress testing results and cooperates with the Financial Stability and Oversight unit of the SNB whenever required. The SNB can also require UBS to make additional disclosures of financial condition and other information relevant to its regulatory oversight.

Regulation and supervision in the US

Banking regulation
UBS’s operations in the US are subject to a variety of regulatory regimes. It maintains branches in California, Connecticut, Illinois, New York and Florida. UBS’s branches located in California, New York and Florida are federally licensed by the Office of the Comptroller of the Currency. US branches located in Connecticut and Illinois are licensed by the state banking authority of the state in which the branch is located. Each US branch is subject to regulation and examination by its licensing authority. In addition, the Board of Governors of the Federal Reserve System exercises examination and regulatory authority over UBS’s state-licensed US branches. The firm also maintains state and federally chartered trust companies and other limited purpose banks, which are regulated by state regulators or the Office of the Comptroller of the Currency. Only the deposits of UBS’s subsidiary bank located in the state of Utah are insured by the Federal Deposit Insurance Corporation. The regulation of the firm’s US branches and subsidiaries imposes restrictions on the activities of those branches and subsidiaries, as well as prudential restrictions, such as limits on extensions of credit to a single borrower, including UBS subsidiaries and affiliates.

The licensing authority of each US branch has the authority to take possession of the business and property of UBS located in the state of the office it licenses in certain circumstances. Such circumstances generally include violations of law, unsafe business practices and insolvency. As long as UBS maintains one or more federal branches, the Office of the Comptroller of the Currency also has the authority to take possession of the US operations of UBS AG under similar circumstances, and this federal power may preempt the state insolvency regimes that would otherwise be applicable to UBS’s state-licensed branches. As a result, if the Office of the Comptroller of the Currency exercised its authority over the US branches of UBS AG pursuant to federal law in the event of a UBS insolvency, all of UBS’s US assets would most likely be applied first to satisfy creditors of its US branches as a group, and then made available for application pursuant to any Swiss insolvency proceeding.
In addition to the direct regulation of its US banking offices, UBS is subjected to oversight regulation by the Board of Governors of the Federal Reserve System under various laws (including the International Banking Act of 1978 and the Bank Holding Company Act of 1956) because it operates US branches. On 10 April 2000, UBS AG was designated a “financial holding company” under the Bank Holding

Corporate Governance
Regulation and supervision

Company Act of 1956. Financial holding companies may engage in a broader spectrum of activities, including underwriting and dealing in securities. To maintain its financial holding company status, UBS, its US subsidiary federally chartered trust company and its US subsidiary bank located in Utah are required to meet or exceed certain capital ratios and UBS’s US branches, its US subsidiary federally chartered trust company, and its US subsidiary bank located in Utah are required to meet or exceed certain examination ratings. A major focus of US governmental policy relating to financial institutions in recent years has been aimed at fighting money laundering and terrorist financing. Regulations applicable to UBS and its subsidiaries impose obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing could have serious consequences for the firm, both in legal terms and in terms of its reputation.

US regulation of other US operations
In the US, UBS Securities LLC and UBS Financial Services Inc., as well as UBS’s other US registered broker-dealer entities, are subject to regulations that cover all aspects of the securities business, including:
–	sales methods;
–	trade practices among broker-dealers;
–	use and safekeeping of customers’ funds and securities;
–	capital structure;
–	record-keeping;
–	the financing of customers’ purchases; and
–	the conduct of directors, officers and employees.

These entities are regulated by a number of different government agencies and self-regulatory organizations, including the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). Depending upon the specific nature of a broker-dealer’s business, it may also be regulated by some or all of the New York Stock Exchange (NYSE), the Municipal Securities Rulemaking Board, the US Department of the Treasury, the Commodities Futures Trading Commission and other exchanges of which it may be a member. In addition, the US states, provinces and territories have local securities commissions that regulate and monitor activities in the interest of investor protection. These regulators have a variety of sanctions available, including the authority to conduct administrative proceedings that can result in censure, fines, the issuance of cease-and-desist orders or the suspension or expulsion of the broker-dealer or its directors, officers or employees.
Newly created in July 2007 through the consolidation of the National Association of Securities Dealers (NASD) and the member regulation, enforcement and arbitration functions of the New York Stock Exchange (NYSE), FINRA is dedicated to investor protection and market integrity through effective and efficient regulation and complementary compliance and technology-based services.
FINRA covers a broad spectrum of securities businesses, including: registering and educating industry participants; examining securities firms; writing rules; enforcing those rules and the federal securities laws; informing and educating the investing public; providing trade reporting and other industry utilities; and administering a dispute resolution forum for investors and registered firms. It also performs market regulation under contract for the NASDAQ Stock Market, the American Stock Exchange and the Chicago Climate Exchange.

Regulation and supervision in the UK

UBS’s operations in the UK are regulated by the Financial Services Authority (FSA), the UK’s single regulator, which establishes a regime of rules and guidance governing all relevant aspects of financial services businesses.

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
Some of UBS’s subsidiaries and affiliates are also regulated by the London Stock Exchange and other UK securities and commodities exchanges of which UBS is a member. The business can also be subject to the requirements of the UK Panel on Takeovers and Mergers where relevant.
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

Corporate Governance
Compliance with NYSE listing standards on corporate governance

Compliance with New York Stock Exchange
listing standards on corporate governance

UBS aims to comply with all relevant standards on corporate governance. As a foreign company listed on the New York Stock Exchange, the firm is only required to comply with the rules relating to audit committees and annual certifications. UBS, however, has voluntarily adopted the overwhelming majority of the New York Stock Exchange rules for US companies.

Introduction

On 4 November 2003, the Securities and Exchange Commission (SEC) approved the revised New York Stock Exchange (NYSE) corporate governance rules. Foreign private issuers – such as UBS – were required to comply with the rules on Audit Committees by 31 July 2005 and had to also disclose significant differences and material non-compliance with all other NYSE standards by the first annual shareholders meeting after 15 January 2004. UBS fully complies with the SEC requirements relating to Audit Committees and fulfills the overwhelming majority of the NYSE listing standards on corporate governance. The few exceptions are mainly due to the different legal system in Switzerland and are explained in detail in this section.

Independence of directors

The Board of Directors (BoD), based on the listing standards of the NYSE, approved “Criteria for defining external Board members’ independence”, which are published on the firm’s website under www.ubs.com/corporate-governance. Each external director has to personally confirm his or her compliance with the criteria. The BoD, at its meeting of 7 February 2008, affirmatively determined that Ernesto Bertarelli, Gabrielle Kaufmann-Kohler, Sergio Marchionne, Rolf A. Meyer, Helmut Panke, Peter Spuhler, Peter Voser, Lawrence A. Weinbach and Joerg Wolle have no material relationship with UBS, either directly or as a partner, controlling shareholder or executive officer of a company that has a relationship with UBS. Each of them also met all other requirements of the BoD and of the NYSE with respect to independence, with the exception of Ernesto Bertarelli. He does not satisfy one of the independence requirements because UBS is the main sponsor to Team Alinghi and Ernesto Bertarelli is the owner of Team Alinghi SA. Otherwise he fully satisfies the NYSE independence requirements. The BoD does not believe that UBS’s sponsorship of Team Alinghi impairs Ernesto Bertarelli’s independence in any way.

The BoD has also determined that Lawrence A. Weinbach, Rolf A. Meyer and Peter Voser meet the more stringent independence requirements for Audit Committee members. They do not receive directly or indirectly any consulting, advisory or other compensatory fees from UBS other than in their capac-

ity as directors. They do not hold directly or indirectly UBS shares in excess of 5% of the outstanding capital, and none of them serves on the audit committees of more than two other public companies. The BoD determined that all three Audit Committee members are financially literate and that Lawrence A. Weinbach, Rolf A. Meyer and Peter Voser are “financial experts” according to the definitions established by the US Sarbanes-Oxley Act of 2002, Lawrence A. Weinbach being a certified public accountant and having been in the audit and accounting business during most of his professional career, Rolf A. Meyer through his former responsibility as Chief Financial Officer (CFO) of a large listed company, and Peter Voser being the CFO of Royal Dutch Shell plc.

UBS operates under a strict dual board structure mandated by Swiss banking law. No member of the Group Executive Board (GEB) may also be a member of the BoD and vice versa. This structure ensures an institutional independence of the entire BoD from the day-to-day management. Therefore all BoD members are considered non-management directors, although the three executive members of the Chairman’s Office are former members of the executive management and are performing their mandate on a full-time basis. The BoD meets regularly without executive management, but including the executive members of the BoD.

Board committees

UBS has established audit, compensation, nominating and corporate responsibility committees. The charters for all BoD committees are published on www.ubs.com/corporate-governance. Additional information on the BoD committees’ mandates, responsibilities and authorities and their activities during 2007 can be found on pages 9–15 of this report.

In addition to these committees, the Chairman and the Vice Chairman of the BoD form a “Chairman’s Office”, which has clearly defined authorities and duties. It also has responsibility for oversight of the internal audit function (as defined in the Swiss Federal Banking Commission’s [SFBC’s] Circular Letter on Internal Audit) and acts as Risk Committee of the BoD. For more details see page 13 of this report, the “Organization Regulations UBS AG” with its appendix, and the Charter for the Chairman’s Office (www.ubs.com/corporate-governance).

Corporate Governance
Compliance with NYSE listing standards on corporate governance

Differences from NYSE standards

According to Rule 303A.11 of the NYSE Corporate Governance listing standards, foreign private issuers have to disclose any significant ways in which their corporate governance practices differ from those to be followed by domestic companies. The UBS BoD has determined the following differences:

For US listed companies the NYSE rules require:

Responsibility of the Audit Committee for appointment,
compensation, retention and oversight of the independent
auditors

UBS’s Audit Committee has been assigned all these responsibilities, except for appointment of the independent auditors, which – according to Swiss Company Law – is required to be voted upon by shareholders. The Audit Committee assesses the performance and qualification of the external auditors and submits its proposal for appointment, re-appointment or removal to the full BoD, which brings this proposal to the shareholders for vote at the annual general meeting (AGM).

Discussion of risk assessment and risk management policies
by Audit Committee

UBS, as a global financial services firm, has a sophisticated and complex system of risk management and control. Risk management and control is the clear responsibility of the business. The BoD, of which the Audit Committee members are part, has authority to define the firm’s risk principles and its risk capacity. The Chairman’s Office, acting as Risk Committee on behalf of the full BoD, is responsible for monitoring the adherence to the defined risk principles and for re-

viewing whether the business and control units run appropriate systems for the management and control of risks. The Audit Committee is regularly updated by Group Internal Audit on specific risk issues.

Assistance by Audit Committee of the internal audit function

In accordance with the SFBC’s Circular Letter on Internal Audit, dated 27 September 2006, UBS gave the Chairman’s Office responsibility and authority for supervising the internal audit function. The complexity of the financial services industry requires in-depth knowledge to allow for an effective supervision of the internal audit function. The Chairman’s Office reports back to the full BoD on all important findings, and the Audit Committee is regularly updated directly by the Head of Group Internal Audit.

Responsibility of the Nominating Committee for oversight
of management and evaluation by the Board of Directors

Management evaluation – performance of the Group Chief Executive Officer (CEO) and the members of the GEB – is done by the Chairman’s Office and reported to the full BoD. All BoD committees perform a self-assessment of their activities and report back to the full BoD. The BoD has direct responsibility and authority to evaluate its own performance, without preparation by a BoD committee.

Proxy statement reports of the Audit and Compensation
Committees

Under Swiss Company Law, all reports addressed to shareholders are provided and signed by the full BoD, which has ultimate responsibility vis-à-vis shareholders. The committees submit their reports to the full BoD.

Shareholders’ votes on equity compensation plans

Under Swiss Company Law, the approval of compensation plans is not within the authority of the annual general meeting (AGM), but of the BoD. The reason for this approach is that the capital of a Swiss company is determined in the “Articles of Association UBS AG” and, therefore, each increase of capital has to be submitted for shareholders’ approval. If equity-based compensation plans result in a need for a capital increase, AGM approval is mandatory. If, however, shares for such plans are purchased in the market, shareholders do not have the authority to vote on their approval.

Non-management directors to meet at least once per year separately, without any directors participating who are not independent because of their employment by the company

Under Swiss Banking laws BoD members are not allowed to assume any day-to-day management responsibility. UBS therefore considers all its BoD members as “non-management directors”, despite the fact that two “executive” BoD members perform their mandate on a full-time basis and are remunerated by the company for their services. The BoD meets regularly without executive management, but including the two executive BoD members.
In 2005, the NYSE amended its forms for the annual and interim written affirmation required under Section 303A.12(c) of the NYSE Corporate Governance listing standards. NYSE-listed foreign private issuers are required to submit an annual written affirmation and accompanying exhibits to the NYSE, certifying that it is in compliance with the NYSE corporate governance requirements applicable to foreign private issuers – specifically the Audit

Committee requirements and the requirement to provide a statement of significant corporate governance differences. UBS filed the requested affirmation forms and exhibits in mid-July 2005 for the first time. Since 2006, the annual written affirmation has been submitted no later than 30 days after filing the annual report on Form 20-F with the SEC.

“Corporate Governance Guidelines”, “Code
of Business Conduct and Ethics” and
“Whistleblowing Protection for Employees”

The BoD has adopted corporate governance guidelines, which are published on the UBS website at www.ubs.com/corporate-governance.

The BoD has also adopted a “Code of Business Conduct and Ethics” with an addendum for principal executive, financial and accounting officers or controllers, as required by the US Sarbanes-Oxley Act.
è	The code is available on the UBS website at www.ubs.com/corporate-governance

The Audit Committee of the BoD has established rules for the handling of complaints related to accounting and auditing matters in addition to the internal policies on “Whistle-blowing Protection for Employees” and on “Compliance with Attorney Standards of Professional Conduct”.
è	The Audit Committee procedures are available at www.ubs.com/corporate-governance

Corporate Governance
Senior leadership

Senior leadership

The senior leadership of UBS, in addition to the Group Executive Board, includes the members of the Group Managing Board and the Vice Chairmen of the business groups.

Group Managing Board

The members of the Group Managing Board (GMB) are drawn from the management teams of the business groups and the Corporate Center or assume special Group functions. The GMB plays a crucial role in achieving UBS’s onefirm vision and promoting the UBS agenda. Its role is to understand, challenge and contribute to further developing the firm’s direction, values and principles and to promote and communicate its culture.

Members as of 31 December 2007 and announced changes

Global Wealth Management & Business Banking

Michel Adjadj	Head Wealth Management Eastern Mediterranean, Middle East & Africa

Matthew J. Brumsen	Head Business Unit UK, Northern and Eastern Europe

Bernhard Buchs	Chief Risk Officer

Robert J. (Bob) Chersi	Deputy Chief Financial Officer (until 31 January 2008)

Diane Frimmel	Regional Chief Operations Officer, Americas

Marten Hoekstra	Head Wealth Management Americas

Dieter Kiefer	Head Wealth Management Western Europe

Martin Liechti	Head Wealth Management Americas International

Francesco Morra	Head Wealth Management Western Europe, Mediterranean, Middle East & Africa

Tom Naratil	Head Marketing, Segment & Client Development

Rolf Olmesdahl	Head Information Technology

Gabriela Payer	Head Human Resources & Education

Niklaus Pfau	Head Global Segment & Sales Management

James M. Pierce	Co-Head Wealth Management Advisor Group US

James D. Price	Co-Head Wealth Management Advisor Group US

Joe Rickenbacher	Chief Credit Officer

Alain Robert	Head Wealth Management & Business Banking Switzerland

Felix B. Ronner	Global Head Transaction Products and Head Products & Services Europe / Latin America

Kathryn Shih	Head Wealth Management Asia Pacific and Chief Executive Officer (CEO) UBS Hong Kong

Anton Stadelmann	Chief Financial Officer (Chief Financial Officer Wealth Management Americas as of 1 February 2008)

Michael Strobaek	Global Head Investment Solutions

Michael A. Weisberg	Global Head Products & Services

Klaus W. Wellershoff	Global Head Wealth Management Research

Juerg Zeltner	Head Wealth Management North, East & Central Europe and CEO UBS Deutschland AG

Stephan Zimmermann	Chief Operations Officer

Global Wealth Management & Business Banking (continued)

New members as of 1 March 2008

Allen Chun Lun Lo	Head Wealth Management Greater China, Deputy Head Wealth Management Asia Pacific

John B. Hannasch	Head Market Strategy & Development Americas

Mark Shelton	General Counsel Americas

Karl Spielberger	Head Large Corporates and Institutional Clients Switzerland

Ursula Suter	General Counsel (excl. US)

Investment Bank

Andy Amschwand	Head Investment Bank Switzerland

David Aufhauser	Global General Counsel

David A. Bawden	Chief Credit Officer

Maria Bentley	Global Head Human Resources

Mark Branson	CEO UBS Securities Japan Ltd. (Chief Financial Officer Global WM&BB as of 1 February 2008)

Peter W. Burnett	Executive Chairman, Middle East

Daniel Coleman	Joint Global Head Equities

Regina A. Dolan	Chief Financial Officer

Andre Esteves	Global Head Fixed Income, Currencies and Commodities Chairman and CEO, UBS Latin America

Juerg Haller	Chief Operating Officer UBS Latin America

Suneel Kamlani	Chief of Staff and Chief Administrative Officer

J. Richard Leaman III	Joint Global Head Investment Banking Department

Richard B. Metcalf	Chief Risk Officer, Investment Bank

Brad Orgill	CEO and Chairman, Australasia

Jeremy Palmer	CEO Investment Bank in Europe, Middle East & Africa

John Pius Wall	Joint Global Head Equities

Alexander Wilmot-Sitwell	Joint Global Head Investment Banking Department

Robert Wolf	President and Chief Operating Officer / Chairman and Chief Executive Officer UBS Group Americas

Global Asset Management

Mario Cueni	General Counsel and Chief Risk Officer

Gabriel Herrera	Head of Europe, Middle East & Africa

Christof Kutscher	Head Asia Pacific

Thomas Madsen	Co-Head Equities (stepped down on 25 February 2008)

John A. Penicook Jr.	Co-Head Global Fixed Income

Markus Ronner	Chief Operating Officer

Paresh Sodha	Chief Financial Officer

Kai Sotorp	Head Americas

Global Asset Management (continued)

New members as of 1 March 2008

William J. Ferri	Global Head of Alternative & Quantitative Investments

John C. Leonard	Co-Head Equities and Head of Core /Value Equities

Paul W. Marcuse	Head of Global Real Estate

Corporate Center

Scott G. Abbey	Chief Technology Officer

Charles Nicholas Bolton	Group Head Operational Risk

Gerhard Bruederlin	Group Head Human Resources

Seth F. Cohen	Head of Offshoring

Thomas R. Hill	Chief Communication Officer

Stephan Keller	Group Treasurer

Philip J. Lofts	Group Chief Credit Officer

Robert W. Mann	Head, Leadership Institute

Neil R. Stocks	Head Group Compliance

M. Andrew Threadgold	Group Head Market Risk

Peter Thurneysen	Head Group Controlling and Accounting

William Widdowson	Head Group Accounting Policy

New member as of 1 March 2008

Oliver Bartholet	Head Group Tax

Chairman’s Office

Luzius Cameron	Company Secretary

Ian Overton	Head Group Internal Audit

Business Group Vice Chairmen

Business Group Vice Chairmen are appointed to support the businesses in their relationships with key clients. They strongly contribute to the success of UBS and work closely together with the members of the GMB.

Members as of 31 December 2007

Global Wealth Management & Business Banking

Arthur Decurtins

Thomas K. Escher

Carlo Grigioni

Werner H. Peyer

Investment Bank

Chris Brodie

Lord Brittan of Spennithorne, QC

Robert Gillespie

Phil Gramm

51

More about UBS

53

More about UBS

Sources of information

Annual report 2007

Four reports make up UBS’s full Annual Report 2007. They comply with the US disclosure requirements for foreign private issuers as defined by Form 20-F of the Securities and Exchange Commission (SEC) and combine audited and non-audited information. All four reports are available in English and German (SAP no.80531). The four reports are:

Strategy, Performance and Responsibility 2007
This provides a description of our firm, its strategy, organizational structure and financial performance for the last two years. It also discusses our standards for corporate behavior and responsibility, outlines demographic trends in our workforce and describes the way our people learn and are led.

Risk, Treasury and Capital Management 2007
In addition to outlining the principles by which we manage and control risk, this report provides an account of developments in credit risk, market risk, operational risk and treasury management during 2007. It also provides information on UBS shares.

Corporate Governance and Compensation Report 2007
Comprehensive information on our governance arrangements is included in this report, which also explains how we manage our relationships with regulators and shareholders. Compensation of senior management and the Board of Directors (executive and non-executive members) is discussed here. This report can be ordered separately (SAP no. 82307).

Financial Statements 2007
This comprises the audited financial statements of UBS for 2007, 2006 and 2005, prepared according to the International Financial Reporting Standards (IFRS). It also includes the audited financial statements of UBS AG (the parent bank) for 2007 and 2006, prepared according to Swiss banking law. Additional disclosure required by Swiss and US regulations is included where appropriate.

In addition to the four reports, Review 2007 is distributed broadly to UBS shareholders and contains key information on our strategy and financials. This booklet summarizes the information in the four-part annual report.

Quarterly reports

We provide detailed quarterly financial reporting and analysis, including comment on the progress of our businesses and key strategic initiatives. These quarterly reports are available in English.

How to order reports

These reports are available in PDF format on the internet at www.ubs.com/investors/topics in the reporting section. Printed copies can be ordered from the same website by accessing the order / subscribe panel on the right-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference where applicable, from UBS AG, Information Center, P.O. Box, CH-8098 Zurich, Switzerland.

Information tools for investors

Website
Our Analysts & Investors website at www.ubs.com/investors offers a wide range of information about UBS, financial information (including SEC filings), corporate information, share price graphs and data, an event calendar, dividend information and recent presentations given by senior management to investors at external conferences. Information on the internet is available in English and German, with some sections in French and Italian.

Messaging service
On the Analysts & Investors website, you can register to receive news alerts about UBS via Short Messaging System (SMS) or e-mail. Messages are sent in either English or German and users are able to state their preferences for the topics of the alerts received.

Results presentations
Senior management presents UBS’s results every quarter. These presentations are broadcast live over the internet, and can be downloaded on demand. The most recent result webcasts can be found in the financials section of our Analysts & Investors website.

Form 20-F and other submissions to the US Securities and Exchange Commission

We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is our annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934.

Our Form 20-F filing is structured as a “wrap-around” document. Most sections of the filing can be satisfied by referring to parts of the four reports (Strategy, Performance and Responsibility 2007, Risk, Treasury and Capital Management 2007, Corporate Governance and Compensation Report 2007 and Financial Statements 2007). However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. You are encouraged to refer to this additional disclosure.
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

More about UBS

Contacts

Switchboards

For all general queries.	Zurich	+41-44-234 1111

	London	+44-20-7568 0000

	New York	+1-212-821 3000

	Hong Kong	+852-2971 8888

Investor Relations

Our Investor Relations team supports institutional, professional and retail investors from our offices in Zurich and New York. www.ubs.com/investors	Hotline	+41-44-234 4100	UBS AG

	New York	+1-212-882 5734	Investor Relations

	Fax (Zurich)	+41-44-234 3415	P.O. Box

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

P.O. Box

CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

US Transfer Agent

For all global registered share-related queries in the US. www.melloninvestor.com	Calls from the US	+866-541 9689	BNY Mellon Shareowner Services

	Calls outside the US	+1-201-680 6578	480 Washington Boulevard

	Fax	+1-201-680 4675	Jersey City, NJ 07310, USA

sh-relations@melloninvestor.com

Cautionary statement regarding forward-looking statements | This report contains statements that constitute “forward-looking statements”, including but not limited to statements relating to the risks arising from the current market crisis, other risks specific to our business and the implementation of strategic initiatives, as well as other statements relating to our future business development and economic performance and our intentions with respect to future returns of capital. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to (1) the extent and nature of future developments in the US sub-prime market and in other market segments that have been affected by the current market crisis; (2) other market and macro-economic developments, including movements in local and international securities markets, credit spreads, currency exchange rates and interest rates, whether or not arising directly or indirectly from the current market crisis; (3) the impact of these developments on other markets and asset classes; (4) changes in internal risk control and in the regulatory capital treatment of UBS’s positions, in particular those affected by the current market crisis; (5) limitations in the effectiveness of our internal risk management processes, of our risk measurement, control and modeling systems, and of financial models generally; (6) developments relating to UBS’s access to capital and funding, including any changes in our credit ratings; (7) changes in the financial position or creditworthiness of our customers, obligors and counterparties, and developments in the markets in which they operate; (8) management changes and changes to the structure of our Business Groups; (9) the occurrence of operational failures, such as fraud, unauthorized trading, systems failures; (10) legislative, governmental and regulatory developments; (11) competitive pressures; (12) technological developments; and (13) the impact of all such future developments on positions held by UBS, on our short-term and longer-term earnings, on the cost and availability of funding and on our BIS capital ratios. In addition, these results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2007. UBS is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint | Publisher/Copyright: UBS AG, Switzerland | Languages: English, German | SAP-No. 82307E-0801

Mixed Sources Product Group from well-managed forests and other controlled sources www.fsc.org Cert. no. SQS-COC-100112 © 1996 Forest Stewardship Council

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

Introduction

Introduction

This year we have changed the structure of our annual report. Based on feedback from users, our annual report now consists of four themed reports. These combine audited and non-audited information.

Together, the four reports make up UBS’s full Annual Report 2007 and replace the former Financial Report, the Handbook and the Compensation Report. They comply with the US disclosure requirements for foreign private issuers as defined by Form 20-F of the Securities and Exchange Commission (SEC).

     The four reports are:

Strategy, Performance and Responsibility 2007
This provides a description of our firm, its strategy, organizational structure and financial performance for the last two years. It also discusses our standards for corporate behavior and responsibility, outlines demographic trends in our workforce and describes the way our people learn and are led.

Risk, Treasury and Capital Management 2007
In addition to outlining the principles by which we manage and control risk, this report provides an account of developments in credit risk, market risk, operational risk and treasury management during 2007. It also provides information on UBS shares.

Corporate Governance and Compensation Report 2007
Comprehensive information on our governance arrangements is included in this report, which also explains how we manage our relationships with regulators and shareholders. Compensation of senior management and the Board of Directors (executive and non-executive members) is discussed here.

Financial Statements 2007
This comprises the audited financial statements of UBS for 2007, 2006 and 2005, prepared according to the International Financial Reporting Standards (IFRS). It also includes the audited financial statements of UBS AG (the parent bank) for 2007 and 2006, prepared according to Swiss banking law. Additional disclosure required by Swiss and US regulations is included where appropriate.

In addition to the four reports, Review 2007 is distributed broadly to UBS shareholders and contains key information on our strategy and financials. This booklet summarizes the information in the four-part annual report.

If you only ordered specific reports in prior years, please note that the former Compensation Report is now called Corporate Governance and Compensation Report 2007, and the former Annual Review is now called Review 2007. Our contact details are listed in the final pages of this report – please be in contact with us so that we can arrange delivery of the reports you require.

This report contains information that is current as of the date of this report. We undertake no obligation to update this information or notify you if it should change or if new information should become available.

Our aim is to provide publications that are useful and informative. In order to ensure that UBS remains among the leading providers of corporate disclosure, we would like to hear your opinions on how we can improve the content and presentation of our products (see contact details on the final pages of this report).

UBS

Accounting Standards and Policies

Accounting Standards and Policies
Accounting Principles

Accounting Principles

UBS Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS). Until 2006, UBS also reconciled its Financial Statements to US Generally Accepted Accounting Principles (US GAAP). It will now no longer do so after the SEC released a final rule on 21 December 2007 under which financial statements from foreign private issuers in the US will be accepted without reconciliation to GAAP if they are prepared in accordance with IFRS as issued by the International Accounting Standards Board. As a US listed company, we had provided in the Annual Financial Statements until and including 31 December 2006 a description of the significant differences which would have arisen if our accounts had been presented under US GAAP, a detailed reconciliation of equity and net profit attributable to UBS shareholders under IFRS to US GAAP, and additional disclosures required under US GAAP.

Except where clearly identified, all of UBS’s financial information presented in this document is presented on a consolidated basis under IFRS. Pages 121 to 142 contain the financial statements for the UBS AG Parent Bank – the Swiss company, including branches worldwide, which owns all the UBS companies, directly or indirectly. The Parent Bank’s financial statements are prepared in order to meet Swiss regulatory requirements and in compliance with Swiss Banking Law. Except in those pages, or where otherwise explicitly stated, all references to “UBS” refer to the UBS Group and not to the Parent Bank.
All references to 2007, 2006 and 2005 refer to the UBS Group and the Parent Bank’s fiscal years ended 31 December 2007, 2006 and 2005. The Financial Statements for the UBS Group and the Parent Bank have been audited by Ernst & Young Ltd. An explanation of the critical accounting policies applied in the preparation of our Financial Statements is provided in the next section. The basis of our accounting is given in Note 1 to the Financial Statements.

Standards for management accounting

Our management reporting systems and policies determine the revenues and expenses directly attributable to each business unit. The presentation of the business segments reflects UBS’s organizational structure and management responsibilities. Internal charges and transfer pricing adjustments are reflected in the performance of each business unit.

Inter-business unit revenues and expenses. Revenue-sharing agreements are used to allocate external customer revenues to business units on a reasonable basis. Inter-business unit charges are predominantly reported in the line “Services (to) / from other business units” for both Business units concerned. Transactions between Business units are conducted at internally agreed transfer prices or at arm’s length. Corporate Center expenses are allocated to the operating Business units to the extent appropriate.

Net interest income is allocated to the Business units based on their balance sheet positions. Assets and liabilities of the financial businesses are funded through and invested with the central treasury departments, with the net margin reflected in the results of each Business unit. To complete the allocation, the financial businesses are credited with interest income on their regulatory capital requirements adding goodwill and excess intangible assets (see below).
Commissions are credited to the Business unit with the corresponding customer relationship, with revenue-sharing agreements for the allocation of customer revenues where several business units are involved in value creation.
For internal management reporting purposes and in the results discussion, we measure credit loss using an expected loss concept. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three-year period (shown as “deferral”). The difference between the sum of these adjusted expected credit loss figures, which are charged to the Business Groups or units, and the credit loss expense recorded at Group level for financial reporting purposes is reported in Corporate Center.
Regulatory capital requirements for the Business units are defined as 10% of BIS risk-weighted assets. To measure capital consumption of the Business units, we adjust regulatory capital for the goodwill and excess intangible assets allocated. Return on allocated regulatory capital is a key performance indicator for the Investment Bank and the Business Banking Switzerland unit.
The levels of personnel are expressed in terms of full-time equivalents (FTE) and measured as a percentage of the standard hours normally worked by permanent full-time staff. The FTE level cannot exceed 1.0 for any individual. The term personnel comprises all staff and trainees other than contractors.

Accounting Standards and Policies
Critical accounting policies

Critical accounting policies

Basis of preparation and selection of policies

We prepare our Financial Statements in accordance with IFRS as issued by the International Accounting Standards Board. The application of certain of these accounting principles requires considerable judgment based upon estimates and assumptions that involve significant uncertainty at the time they are made. Changes in assumptions may have a significant impact on the Financial Statements in the periods where assumptions are changed. Accounting treatments where significant assumptions and estimates are used are discussed in this section, as a guide to understanding how their application affects our reported results. A broader and more detailed description of the accounting policies we employ is shown in Note 1 to the Financial Statements.

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
Many of the judgements we make when applying accounting principles depend on an assumption, which we believe to be correct, that UBS maintains sufficient liquidity to hold positions or investments until a particular trading strategy matures – i. e. that we do not need to realize positions at unfavorable prices in order to fund immediate cash needs. Liquidity is discussed in more detail in the Treasury Management chapter of the Risk, Treasury and Capital Management report.

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

Where no active market exists, or where quoted prices are not otherwise available, we determine fair value using valuation techniques. In these cases, fair values are estimated from observable data in respect of similar financial instruments, using models to estimate the present value of expected future cash flows or other valuation techniques, using inputs existing at the balance sheet dates. If available, market observable inputs are applied to valuation models (level 2). In cases where market observable inputs are not available for all significant valuation parameters, they are estimated based on appropriate assumptions (level 3).
Valuation models are used primarily to value derivatives transacted in the over-the-counter market, including credit derivatives and unlisted securities with embedded derivatives. All valuation models are validated before they are used as a basis for financial reporting, and periodically reviewed thereafter, by qualified personnel independent of the area that created the model. Wherever possible, we compare valuations derived from models with prices of similar financial instruments, and with actual values when realized, in order to further validate and calibrate our models.
A variety of factors are incorporated into our models, including actual or estimated market prices and rates, such as time value and volatility and market depth and liquidity. Where available, we use market observable prices and rates derived from market verifiable data. Where such factors are not market observable, changes in assumptions could affect the reported fair value of financial instruments. We apply our models consistently from one period to the next, ensuring comparability and continuity of valuations over time, but estimating fair value inherently involves a significant degree of judgment. Management therefore establishes valuation adjustments to cover the risks associated with the estimation of unobservable input parameters and the assumptions within the models themselves. Valuation adjustments are also made to reflect such elements as deteriorating creditworthiness (including country-specific risks), concentrations in specific types of instruments and market risk factors (interest rates, currencies, etc.), and market depth and liquidity. Although a significant degree of judgment is, in some cases, required in establishing fair values, management believes that the fair values recorded in the balance sheet and the changes in fair values recorded in the income statement are reflective of the underlying economics, based on our established fair value and model governance policies and the related controls and procedural safeguards we employ. For a description of the valuations of our positions related to the US residential mortgage market see Note 26a).
Uncertainties associated with the use of model-based valuations (both level 2 and level 3) are predominantly addressed through the use of model reserves. These reserves reflect the amounts that UBS estimates are appropriate to deduct from the valuations produced directly by the models

Accounting Standards and Policies
Critical accounting policies

to reflect uncertainties in the relevant modeling assumptions and inputs used. In arriving at these estimates, UBS considers the range of market practice and how it believes other market participants would assess these uncertainties. Model reserves are periodically reassessed in light of information from market transactions, pricing utilities, and other relevant sources. The level of these model reserves is, nevertheless, to a large extent judgmental.
To estimate the potential effect on the Financial Statements from the use of alternative valuation techniques or assumptions, UBS makes use of the model reserve amounts described above, by scaling the level of the model reserves higher and lower, to assess the impact on valuation of increasing or decreasing the amount of model-related uncertainty considered.
The potential effect of using reasonably possible alternative valuation assumptions has been quantified as follows:
–	Scaling the model reserve amounts upward in line with less favorable assumptions would reduce fair value by approximately CHF 2,710 million at 31 December 2007, by approximately CHF 1,038 million at 31 December 2006 and approximately CHF 1,094 million at 31 December 2005.
–	Scaling the model reserve amounts downward in line with more favorable assumptions would increase fair value by approximately CHF 2,160 million at 31 December 2007, approximately CHF 955 million at 31 December 2006, and approximately CHF 1,176 million at 31 December 2005.

Recognition of deferred day 1 profit or loss

A closely related issue to determining fair value of financial instruments is the recognition of deferred day 1 profit or loss. We have entered into transactions, some of which will mature in the long-term, where we determine fair value using valuation models for which not all material inputs are market observable prices or rates. We initially recognize such a financial instrument at the transaction price, which is the best indicator of fair value, although the value obtained from the relevant valuation model may differ. Such a difference between the transaction price and the model value is commonly referred to as “day 1 P / L”. We do not immediately recognize that initial difference, usually a gain, in profit or loss because the applicable accounting literature prohibits immediate recognition of day 1 profit. The accounting literature does not, however, address its subsequent recognition prior to the time when fair value can be determined using market observable inputs or by reference to prices for similar instruments in active markets. It also does not address subsequent measurement of these instruments and recognition of subsequent fair value changes indicated by the model.

Our decisions regarding recognizing deferred day 1 profit p are made after careful consideration of facts and circumstances to ensure we do not prematurely release a portion of the deferred profit to income. For each transaction, we determine, individually, the appropriate method of recognizing the day 1 profit amount in the income statement. It may be amortized over the life of the transaction, or deferred until fair value can be determined using market observable inputs, or realized through settlement. In all instances, any unrecognized day 1 profit is immediately released to income if fair value of the financial instrument in question can be determined either by using market observable model inputs or by reference to a quoted price for the same product in an active market.
Changes in fair value after day 1 resulting from changes in observable parameters or otherwise indicated by the model are recognized immediately in the income statement independently of the release of deferred day 1 profits. See Note 26e) to the Financial Statements for quantitative information on deferred day 1 profit or loss.

Consolidation of Special Purpose Entities

UBS sponsors the formation of Special Purpose Entities (SPEs) primarily to allow clients to hold investments in separate legal entities, to allow clients to jointly invest in alternative assets, for asset securitization transactions and for buying or selling credit protection. In accordance with IFRS, we do not consolidate SPEs that we do not control. In order to determine whether we control an SPE or not, we have to make judgments about risks and rewards and assess our ability to make operational decisions for the SPE in question. In many instances, elements are present that, considered in isolation, indicate control or lack of control over an SPE, but when considered together make it difficult to reach a clear conclusion. When assessing whether we have to consolidate an SPE we evaluate a range of factors, including whether (a) the activities of the SPE are being conducted on our behalf according to our specific business needs so that we obtain the benefits from the SPE’s operations, or (b) we have decision-making powers to obtain the majority of the benefits of the activities of the SPE, or UBS has delegated these decision-making powers by setting up an autopilot mechanism, or (c) we have the rights to obtain the majority of the benefits of the activities of an SPE and therefore may be exposed to risks arising from the activities of the SPE, or (d) we retain the majority of the residual or ownership risks related to the SPE or its assets in order to obtain the benefits from its activities. We consolidate an SPE if our assessment of the relevant factors indicates that we control the SPE.

SPEs used to allow clients to hold investments are structures that allow one or more clients to invest in an asset or set of assets, which are generally purchased by the SPE in the open market and not transferred from UBS. The risks and rewards of the assets held by the SPE reside with the clients. Typically, we will receive service and commission fees for creation of the SPE, or because we act as investment manager, custodian or in some other function. Many of these SPEs are single-investor or family trusts while others allow a broad number of investors to invest in a diversified asset base through a single share or certificate. These latter SPEs range from mutual funds to trusts investing in real estate. The majority of our SPEs is created for client investment purposes and is not consolidated. However, we consolidate investment funds in cases where we provide or have a moral obligation to provide financial support to a fund. In these instances we generally assume the majority or a significant portion of the risks of the fund, which, combined with our role as investment manager, makes us the party that can exercise control over the entity.

SPEs used to allow clients to jointly invest in alternative assets, e. g. feeder funds, for which generally no active markets exist, are often in the form of limited partnerships. Investors are the limited partners and contribute all or the majority of the capital, whereas UBS serves as the general partner. In that capacity, we are the investment manager and have sole discretion about investment and other administrative decisions, but have no or only a nominal amount of capital invested. We typically receive service and commission fees for our services as general partner but do not, or only to a minor extent, participate in the risks and rewards of the vehicle, which reside with the limited partners. In most instances, limited partnerships are not consolidated under IFRS because our legal and contractual rights and obligations indicate that we do not have the power to govern the financial and operating policies of these entities and concurrently do not have the objective of obtaining benefits from its activities through such power.
SPEs used for securitization. SPEs for securitization are created when we have assets (for example, a portfolio of loans) which we sell to an SPE, and the SPE in turn sells interests in the assets as securities to investors. Consolidation of these SPEs depends mainly on whether we retain the majority of the benefits or risks of the assets in the SPE.
We do not consolidate SPEs for securitization if we have no control over the assets and no longer retain any significant exposure (for gain or loss) to the income or investment returns on the assets sold to the SPE or the proceeds of their liquidation. This type of SPE is a bankruptcy remote entity – if UBS were to go bankrupt the holders of the securities would clearly be owners of the asset, while if the SPE were to go bankrupt the securities holders would have no recourse to UBS.
SPEs for credit protection are set up to allow us to sell the credit risk on portfolios, which may or may not be held by us, to investors. They exist primarily to allow us to have a single counterparty (the SPE), which sells credit protection to us. The SPE in turn has investors who provide it with capital and participate in the risks and rewards of the credit events that it insures. We generally consolidate SPEs used for credit protection.

Equity compensation

IFRS 2 Share-based Payments addresses the accounting for share-based employee compensation and was adopted by UBS on 1 January 2005 on a fully retrospective basis. The effect of applying IFRS 2 is disclosed in Note 1b) to the Financial Statements, and further information on UBS equity compensation plans, including inputs used to determine the fair value of options, is disclosed in Note 30 to the Financial Statements.

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
Some of the model inputs we use are not market observable and have to be estimated or derived from available data. Use of different estimates would produce different option values, which in turn would result in higher or lower compensation expense recognized.
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

Deferred taxes

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

We record a valuation allowance to reduce our deferred tax assets to the amount which can be recognized in line with the relevant accounting standards. The level of deferred

Accounting Standards and Policies
Critical accounting policies

tax asset recognition is influenced by management’s assessment of UBS’s historic and future profitability profile. At each balance sheet date, existing assessments are reviewed and, if necessary, revised to reflect changed circumstances. In a situation where recent losses have been incurred, the relevant accounting standards require convincing evidence that there will be sufficient future tax capacity. In 2007, we have not recognized a significant amount of the potential deferred tax assets relating to the losses that we incurred and which are available to offset against future taxable income, due to the recognition criteria set by the accounting standards. See Note 22 to the Financial Statements for further details.

Financial Statements

Financial Statements

Financial Statements

Financial Statements

Financial Statements
Management’s Report on Internal Control over Financial Reporting

Management’s Report on Internal Control
over Financial Reporting

The Board of Directors and management of UBS AG (UBS) are responsible for establishing and maintaining adequate internal control over financial reporting. UBS’s internal control over financial reporting is designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with International Financial Reporting Standards
(IFRS) as issued by the International Accounting Standards Board. UBS’s internal control over financial reporting includes those policies and procedures that:
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
UBS management assessed the effectiveness of UBS’s internal control over financial reporting as of December 31, 2007 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of December 31, 2007, UBS’s internal control over financial reporting was effective.
The effectiveness of UBS’s internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young Ltd, UBS’s independent registered public accounting firm, as stated in their report appearing on page 14, which expressed an unqualified opinion on the effectiveness of UBS’s internal control over financial reporting as of December 31, 2007.

Financial Statements
Report of Independent Registered Public Accounting
Firm – Internal Control over Financial Reporting

ERNST & YOUNG

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS AG, Zurich and Basel

Basel, 6 March 2008

As auditors of the group we have audited UBS AG's internal control over financial reporting as of 31 December 2007, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). UBS AG's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting on page 13. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

Offices in Aarau, Baden, Basel, Berne, Geneva, Lausanne, Lucerne, Lugano, St.Gallen, Zug, Zurich.
Member of the Swiss Chamber of Auditors.

ERNST & YOUNG
Page 2/2

In our opinion, UBS AG maintained, in all material respects, effective internal control over financial reporting as of 31 December 2007, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), International Standards on Auditing as well as Swiss Auditing Standards, the 2007 consolidated balance sheets of UBS AG as of 31 December 2007 and 2006, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended 31 December 2007 and notes thereto, of UBS AG and our report dated 6 March 2008 expresses an unqualified opinion thereon.

Ernst & Young Ltd

Andrew McIntyre
Chartered Accountant
(in charge of the audit)

Dr. Andreas Blumer
Swiss Certified Accountant

Financial Statements
Report of the Group Auditors

ERNST & YOUNG

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS AG, Zurich and Basel

Basel, 6 March 2008

Report of the group auditors – Independent Registered Public Accounting Firm Consolidated Financial Statements

As auditors of the group we have audited the consolidated balance sheets of UBS AG as of 31 December 2007 and 2006, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended 31 December 2007, and notes thereto on pages 18 to 120. These consolidated financial statements are the responsibility of the company's management and the board of directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We confirm that we meet the legal requirements in Switzerland concerning professional qualification and independence.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), International Standards on Auditing as well as Swiss Auditing Standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of UBS AG at 31 December 2007 and 2006, and the consolidated results of operations and cash flows for each of the three years in the period ended 31 December 2007 in conformity with International Financial Reporting Standards, and they comply with Swiss Law.

In accordance with Swiss Law, we recommend that the consolidated financial statements submitted to you be approved.

Offices in Aarau, Baden, Basel, Berne, Geneva, Lausanne, Lucerne, Lugano, St.Gallen, Zug, Zurich.
Member of the Swiss Chamber of Auditors.

ERNST & YOUNG
Page 2/2

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), UBS AG's internal control over financial reporting as of 31 December 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 6 March 2008 expresses an unqualified opinion thereon.

Ernst & Young Ltd

Andrew McIntyre
Chartered Accountant
(in charge of the audit)

Dr. Andreas Blumer
Swiss Certified Accountant

Financial Statements

Financial Statements

Income Statement
	For the year ended				% change from
CHF million, except per share data	Note	31.12.07	31.12.06	31.12.05	31.12.06

Continuing operations

Interest income	3	109,112	87,401	59,286	25

Interest expense	3	(103,775)	(80,880)	(49,758)	28

Net interest income	3	5,337	6,521	9,528	(18)

Credit loss (expense) / recovery		(238)	156	375

Net interest income after credit loss expense		5,099	6,677	9,903	(24)

Net fee and commission income	4	30,634	25,456	21,184	20

Net trading income	3	(8,353)	13,743	8,248

Other income	5	4,332	1,598	1,127	171

Revenues from industrial holdings		268	262	229	2

Total operating income		31,980	47,736	40,691	(33)

Personnel expenses	6	24,798	23,591	20,067	5

General and administrative expenses	7	8,465	7,980	6,504	6

Depreciation of property and equipment	15	1,251	1,252	1,247	0

Amortization of intangible assets	16	282	153	133	84

Goods and materials purchased		119	116	97	3

Total operating expenses		34,915	33,092	28,048	6

Operating profit from continuing operations before tax		(2,935)	14,644	12,643

Tax expense	22	1,311	2,785	2,465	(53)

Net profit from continuing operations		(4,246)	11,859	10,178

Discontinued operations

Operating profit from discontinued operations before tax	36	135	879	5,094	(85)

Tax expense	22	(266)	(12)	582

Net profit from discontinued operations		401	891	4,512	(55)

Net profit		(3,845)	12,750	14,690

Net profit attributable to minority interests		539	493	661	9

from continuing operations		539	390	430	38

from discontinued operations		0	103	231	(100)

Net profit attributable to UBS shareholders		(4,384)	12,257	14,029

from continuing operations		(4,785)	11,469	9,748

from discontinued operations		401	788	4,281	(49)

Earnings per share

Basic earnings per share (CHF)	8	(2.28)	6.20	6.97

from continuing operations		(2.49)	5.80	4.84

from discontinued operations		0.21	0.40	2.13	(48)

Diluted earnings per share (CHF)	8	(2.28)	5.95	6.68

from continuing operations		(2.49)	5.57	4.65

from discontinued operations		0.21	0.38	2.03	(45)

Balance Sheet
				% change from
CHF million	Note	31.12.07	31.12.06	31.12.06

Assets

Cash and balances with central banks		18,793	3,495	438

Due from banks	9	60,907	50,426	21

Cash collateral on securities borrowed	10	207,063	351,590	(41)

Reverse repurchase agreements	10	376,928	405,834	(7)

Trading portfolio assets	11	610,061	627,036	(3)

Trading portfolio assets pledged as collateral	11	164,311	251,478	(35)

Positive replacement values	23	428,217	292,975	46

Financial assets designated at fair value	12	11,765	5,930	98

Loans	9	335,864	297,842	13

Financial investments available-for-sale	13	4,966	8,937	(44)

Accrued income and prepaid expenses		11,953	10,361	15

Investments in associates	14	1,979	1,523	30

Property and equipment	15	7,234	6,913	5

Goodwill and intangible assets	16	14,538	14,773	(2)

Other assets	17, 22	18,000	17,249	4

Total assets		2,272,579	2,346,362	(3)

Liabilities

Due to banks	18	145,762	203,689	(28)

Cash collateral on securities lent	10	31,621	63,088	(50)

Repurchase agreements	10	305,887	545,480	(44)

Trading portfolio liabilities	11	164,788	204,773	(20)

Negative replacement values	23	443,539	297,063	49

Financial liabilities designated at fair value	19	191,853	145,687	32

Due to customers	18	641,892	555,886	15

Accrued expenses and deferred income		21,848	21,527	1

Debt issued	19	222,077	190,143	17

Other liabilities	20, 21, 22	60,776	63,251	(4)

Total liabilities		2,230,043	2,290,587	(3)

Equity

Share capital		207	211	(2)

Share premium		8,884	9,870	(10)

Net income recognized directly in equity, net of tax		(1,188)	815

Revaluation reserve from step acquisitions, net of tax		38	38	0

Retained earnings		38,081	49,151	(23)

Equity classified as obligation to purchase own shares		(74)	(185)	60

Treasury shares		(10,363)	(10,214)	(1)

Equity attributable to UBS shareholders		35,585	49,686	(28)

Equity attributable to minority interests		6,951	6,089	14

Total equity		42,536	55,775	(24)

Total liabilities and equity		2,272,579	2,346,362	(3)

Financial Statements

Statement of Changes in Equity
	For the year ended
CHF million	31.12.07	31.12.06	31.12.05

Share capital

Balance at the beginning of the year	211	871	901

Issue of share capital	0	1	2

Capital repayment by par value reduction	0	(631)	0

Cancellation of second trading line treasury shares	(4)	(30)	(32)

Balance at the end of the year attributable to UBS shareholders	207	211	871

Share premium

Balance at the beginning of the year	9,870	9,992	9,231

Premium on shares issued and warrants exercised	12	46	36

Net premium / (discount) on treasury share and own equity derivative activity	(560)	(271)	(309)

Employee share and share option plans	139	(508)	768

Tax benefits from deferred compensation awards	(577)	611	266

Balance at the end of the year attributable to UBS shareholders	8,884	9,870	9,992

Balance at the end of the year attributable to minority interests	556	461	2,415

Balance at the end of the year	9,440	10,331	12,407

Net income recognized directly in equity, net of tax

Foreign currency translation

Balance at the beginning of the year	(1,618)	(432)	(2,520)

Movements during the year	(1,009)	(1,186)	2,088

Subtotal – balance at the end of the year attributable to UBS shareholders[1]	(2,627)	(1,618)	(432)

Balance at the end of the year attributable to minority interests	(480)	(208)	(26)

Subtotal – balance at the end of the year	(3,107)	(1,826)	(458)

Net unrealized gains / (losses) on financial investments available-for-sale, net of tax

Balance at the beginning of the year	2,876	931	761

Net unrealized gains / (losses) on financial investments available-for-sale	1,213	2,574	463

Impairment charges reclassified to the income statement	14	19	96

Realized gains reclassified to the income statement	(2,638)	(649)	(396)

Realized losses reclassified to the income statement	6	1	7

Subtotal – balance at the end of the year attributable to UBS shareholders	1,471	2,876	931

Balance at the end of the year attributable to minority interests	32	30	21

Subtotal – balance at the end of the year	1,503	2,906	952

Changes in fair value of derivative instruments designated as cash flow hedges, net of tax

Balance at the beginning of the year	(443)	(681)	(322)

Net unrealized gains / (losses) on the revaluation of cash flow hedges	239	1	(474)

Net realized (gains) / losses reclassified to the income statement	172	237	115

Subtotal – balance at the end of the year attributable to UBS shareholders	(32)	(443)	(681)

Balance at the end of the year attributable to minority interests	0	0	0

Subtotal – balance at the end of the year	(32)	(443)	(681)

Net income recognized directly in equity, net of tax – attributable to UBS shareholders	(1,188)	815	(182)

Net income recognized directly in equity – attributable to minority interests	(448)	(178)	(5)

Balance at the end of the year	(1,636)	637	(187)

Revaluation reserve from step acquisitions, net of tax

Balance at the beginning of the year	38	101	90

Movements during the year	0	(63)	11

Balance at the end of the year attributable to UBS shareholders	38	38	101

Retained earnings

Balance at the beginning of the year	49,151	44,105	36,692

Net profit attributable to UBS shareholders for the year	(4,384)	12,257	14,029

Dividends paid[2]	(4,275)	(3,214)	(3,105)

Cancellation of second trading line treasury shares	(2,411)	(3,997)	(3,511)

Balance at the end of the year attributable to UBS shareholders	38,081	49,151	44,105

Balance at the end of the year attributable to minority interests	16	(25)	170

Balance at the end of the year	38,097	49,126	44,275

Statement of Changes in Equity (continued)
	For the year ended
CHF million	31.12.07	31.12.06	31.12.05

Equity classified as obligation to purchase own shares

Balance at the beginning of the year	(185)	(133)	(96)

Movements during the year	111	(52)	(37)

Balance at the end of the year attributable to UBS shareholders	(74)	(185)	(133)

Treasury shares

Balance at the beginning of the year	(10,214)	(10,739)	(11,105)

Acquisitions	(7,169)	(8,314)	(8,375)

Disposals	4,605	4,812	5,198

Cancellation of second trading line treasury shares	2,415	4,027	3,543

Balance at the end of the year attributable to UBS shareholders	(10,363)	(10,214)	(10,739)

Minority interests – preferred securities	6,827	5,831	5,039

Total equity attributable to UBS shareholders	35,585	49,686	44,015

Total equity attributable to minority interests	6,951	6,089	7,619

Total equity	42,536	55,775	51,634

1 Net of CHF (39) million, CHF 83 million and CHF (292) million of related taxes for the years ended 2007, 2006 and 2005 respectively.   2 Dividends of CHF 2.20 per share, CHF 1.60 per share and CHF 1.50 per share were paid on 23 April 2007, 24 April 2006 and 26 April 2005, respectively.

Additional information: Equity attributable to minority interests
		For the year ended
CHF million		31.12.07	31.12.06	31.12.05

Balance at the beginning of the year		6,089	7,619	5,426

Issuance of preferred securities		996	1,219	1,539

Other increases		101	131	44

Decreases and dividend payments		(502)	(3,191)	(595)

Foreign currency translation		(272)	(182)	544

Minority interest in net profit		539	493	661

Balance at the end of the year		6,951	6,089	7,619

Shares issued

	For the year ended			% change from

Number of shares	31.12.07	31.12.06	31.12.05	31.12.06

Balance at the beginning of the year	2,105,273,286	2,177,265,044	2,253,716,354	(3)

Issuance of share capital	1,294,058	2,208,242	3,418,878	(41)

Cancellation of second trading line treasury shares	(33,020,000)	(74,200,000)	(79,870,188)	55

Balance at the end of the year	2,073,547,344	2,105,273,286	2,177,265,044	(2)

Treasury shares

	For the year ended			% change from

Number of shares	31.12.07	31.12.06	31.12.05	31.12.06

Balance at the beginning of the year	164,475,699	208,519,748	249,326,620	(21)

Acquisitions	102,074,942	117,160,339	156,436,070	(13)

Disposals	(75,425,117)	(87,004,388)	(117,372,754)	13

Cancellation of second trading line treasury shares	(33,020,000)	(74,200,000)	(79,870,188)	55

Balance at the end of the year	158,105,524	164,475,699	208,519,748	(4)

During the year a total of 33,020,000 shares acquired under the second trading line buyback program 2006 were cancelled. The 36,400,000 shares purchased under the buy back program 2007 (CHF 2,599 million) previously intended for cancellation have been rededicated for further use.

On 31 December 2007, a maximum of 144,338 shares could be issued against the future exercise of options from former PaineWebber employee option plans. These shares are shown as conditional share capital in the UBS AG (Parent Bank) disclosure. In addition, during 2006, shareholders approved the creation of conditional capital of up to a maximum of 150 million shares to fund UBS’s employee share option programs. As of 31 December 2007 and 31 December 2006, 5,704 shares and zero shares, respectively, have been issued under this program.

All issued shares are fully paid.

Financial Statements

Statement of Recognized Income and Expense
For the year ended	31.12.07			31.12.06			31.12.05
	Attributable to			Attributable to			Attributable to
	UBS			UBS			UBS
	share-	Minority		share-	Minority		share-	Minority
CHF million	holders	interests	Total	holders	interests	Total	holders	interests	Total

Net unrealized gains / (losses) on financial investments available-for-sale, before tax	(1,825)	2	(1,823)	2,610	9	2,619	152	(58)	94

Change in fair value of derivative instruments designated as cash flow hedges, before tax	541	0	541	332	0	332	(479)	0	(479)

Foreign currency translation	(1,009)	(272)	(1,281)	(1,186)	(182)	(1,368)	2,088	544	2,632

Tax on items transferred to / (from) equity	290	0	290	(759)	0	(759)	138	0	138

Net income recognized directly in equity	(2,003)	(270)	(2,273)	997	(173)	824	1,899	486	2,385

Net income recognized in the income statement	(4,384)	539	(3,845)	12,257	493	12,750	14,029	661	14,690

Total recognized income and expense	(6,387)	269	(6,118)	13,254	320	13,574	15,928	1,147	17,075

Statement of Cash Flows
	For the year ended
CHF million	31.12.07	31.12.06	31.12.05

Cash flow from / (used in) operating activities

Net profit	(3,845)	12,750	14,690

Adjustments to reconcile net profit to cash flow from / (used in) operating activities

Non-cash items included in net profit and other adjustments:

Depreciation of property and equipment	1,253	1,325	1,556

Amortization of intangible assets	282	196	340

Credit loss expense / (recovery)	238	(156)	(374)

Equity in income of associates	(120)	(117)	(152)

Deferred tax expense / (benefit)	(437)	(517)	(382)

Net loss / (gain) from investing activities	(4,085)	(2,092)	(5,062)

Net loss / (gain) from financing activities	3,779	3,659	4,025

Net (increase) / decrease in operating assets:

Net due from / to banks	(60,762)	80,269	(1,690)

Reverse repurchase agreements and cash collateral on securities borrowed	173,433	(61,382)	(125,097)

Trading portfolio, net replacement values and financial assets designated at fair value	60,729	(177,087)	(74,799)

Loans / due to customers	47,955	64,029	47,265

Accrued income, prepaid expenses and other assets	(2,467)	(4,536)	(1,227)

Net increase / (decrease) in operating liabilities:

Repurchase agreements, cash collateral on securities lent	(271,060)	66,370	64,558

Accrued expenses and other liabilities	7,494	14,975	15,536

Income taxes paid	(3,663)	(2,607)	(2,394)

Net cash flow from / (used in) operating activities	(51,276)	(4,921)	(63,207)

Cash flow from / (used in) investing activities

Investments in subsidiaries and associates	(2,337)	2,856	(1,540)

Disposal of subsidiaries and associates	885	1,154	3,240

Purchase of property and equipment	(1,910)	(1,793)	(1,892)

Disposal of property and equipment	134	499	270

Net (investment in) / divestment of financial investments available-for-sale	5,981	1,723	(2,487)

Net cash flow from / (used in) investing activities	2,753	4,439	(2,409)

Cash flow from / (used in) financing activities

Net money market paper issued / (repaid)	32,672	16,921	23,221

Net movements in treasury shares and own equity derivative activity	(3,550)	(3,624)	(2,416)

Capital issuance	0	1	2

Capital repayment by par value reduction	0	(631)	0

Dividends paid	(4,275)	(3,214)	(3,105)

Issuance of long-term debt, including financial liabilities designated at fair value	110,874	97,675	76,307

Repayment of long-term debt, including financial liabilities designated at fair value	(62,407)	(59,740)	(30,457)

Increase in minority interests[1]	1,094	1,331	1,572

Dividend payments to / purchase from minority interests	(619)	(1,072)	(575)

Net cash flow from / (used in) financing activities	73,789	47,647	64,549

Effects of exchange rate differences	(12,251)	(2,117)	5,018

Net increase / (decrease) in cash and cash equivalents	13,015	45,048	3,951

Cash and cash equivalents, beginning of the year	136,090	91,042	87,091

Cash and cash equivalents, end of the year	149,105	136,090	91,042

Cash and cash equivalents comprise:

Cash and balances with central banks	18,793	3,495	5,359

Money market paper[2]	77,215	87,144	57,826

Due from banks with original maturity of less than three months	53,097	45,451	27,857

Total	149,105	136,090	91,042

1 Includes issuance of preferred securities of CHF 996 million, CHF 1,219 million and CHF 1,539 million for the years ended 31 December 2007, 31 December 2006 and 31 December 2005, respectively.   2 Money market paper is included in the balance sheet under Trading portfolio assets and Financial investments available-for-sale. CHF 3,364 million, CHF 7,183 million and CHF 4,744 million were pledged at 31 December 2007, 31 December 2006 and 31 December 2005, respectively.

Financial Statements

Statement of Cash Flows (continued)
	For the year ended
CHF million	31.12.07	31.12.06	31.12.05

Additional information

Cash received as interest	103,828	79,805	53,117

Cash paid as interest	97,358	76,109	44,392

Cash received as dividends on equities (including associates, see Note 14)	5,313	4,839	3,869

Significant non-cash investing and financing activities

Private Banks and GAM, deconsolidation

Financial investments available-for-sale			60

Property and equipment			180

Goodwill and intangible assets			362

Debt issued			5

Private equity investments, deconsolidation

Property and equipment	24	264	248

Goodwill and intangible assets			3

Minority interests		62	27

Acquisitions of businesses

Financial investments available-for-sale			35

Property and equipment			112

Goodwill and intangible assets			377

Minority interests			6

Motor-Columbus , deconsolidation

Financial investments available-for-sale		178

Property and equipment		2,229

Goodwill and intangible assets		951

Debt issued		718

Minority interests		2,057

Acquisition of ABN AMRO’s Global Futures and Options Business

Property and equipment		13

Goodwill and intangible assets		428

Acquisition of Banco Pactual

Financial investments available-for-sale		36

Property and equipment		9

Goodwill and intangible assets		2,218

Debt issued		1,496

Acquisition of Piper Jaffray

Goodwill and intangible assets		605

Acquisition of McDonald Investments branch network

Property and equipment	3

Goodwill and intangible assets	262

Acquisition of Daehan Investment Trust Management Company

Property and equipment	2

Goodwill and intangible assets	224

Minority interests	60

Financial Statements
Notes to the Financial Statements

Notes to the Financial Statements

Note 1 Summary of Significant Accounting Policies

a) Significant Accounting Policies

1) Basis of accounting
UBS AG and subsidiaries (“UBS” or the “Group”) provide a broad range of financial services including advisory ser- vices, underwriting, financing, market making, asset management and brokerage on a global level, and retail banking in Switzerland. The Group was formed on 29 June 1998 when Swiss Bank Corporation and Union Bank of Switzer-land merged. The merger was accounted for using the uniting of interests method of accounting.

The consolidated financial statements of UBS (the “Financial Statements”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and stated in Swiss francs (CHF), the currency of Switzerland where UBS AG is incorporated. On 6 March 2008, the Board of Directors approved them for issue.
Disclosures under IFRS 7 Financial Instruments: Disclosures about the nature and extent of risks and Capital disclosures under IAS 1 Presentation of Financial Statements have been included in the audited sections of Risk, Treasury and Capital Management 2007.

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

3) Subsidiaries, associates and jointly controlled entities
The Financial Statements comprise those of the parent company (UBS AG) and its subsidiaries including certain special purpose entities, presented as a single economic entity. The effects of intra-group transactions are eliminated in preparing the Financial Statements. Subsidiaries including special purpose entities that are directly or indirectly controlled by the Group are consolidated. UBS controls an entity if it has the power to govern the financial and operating policies so as to obtain benefits from the entity’s activities. Subsidiaries acquired are consolidated from the date control is transferred to the Group. Subsidiaries to be divested are consolidated up to the date of disposal (i. e. loss of control).
Equity attributable to minority interests is presented in the consolidated balance sheet within equity, separately from equity attributable to UBS shareholders. Net income attributable to minority interests is shown separately in the income statement.
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
Interests in jointly controlled entities, in which UBS and one or more third parties have joint control, are accounted for under the equity method. A jointly controlled entity is subject to a contractual agreement between UBS and one or more third parties, which establishes joint control over its economic activities. Interests in such entities are reflected under Investments in associates on the balance sheet and the related disclosures are included in the disclosures for associates. UBS holds certain interests in jointly controlled real estate entities.
Assets and liabilities of subsidiaries, investments in associates and interests in jointly controlled entities are classified as “held for sale” if UBS has entered into an agreement for their disposal within a period of 12 months. Major lines of business and subsidiaries that were acquired exclusively with the intent for resale are presented as discontinued operations in the income statement in the period where the sale occurred or it becomes clear that a sale will occur within

Financial Statements
Notes to the Financial Statements

12 months. Discontinued operations are presented in the income statement as profit from discontinued operations before tax, comprising the total of profit or loss before tax from operations and net gain or loss on sale before tax, as well as discontinued operations tax expense.

4) Recognition and derecognition of financial instruments
UBS recognizes financial instruments on its balance sheet when the Group becomes a party to the contractual provisions of the instrument.

UBS enters into transactions where it transfers financial assets recognized on its balance sheet but retains either all risks and rewards of the transferred financial assets or a portion of them. If all or substantially all risks and rewards are retained, the transferred financial assets are not derecognized from the balance sheet. Transfers of financial assets with retention of all or substantially all risks and rewards include, for example, securities lending and repurchase transactions described in this Note under parts 12) and 13). They further include transactions where financial assets are sold to a third party with a concurrent total rate of return swap on the transferred assets to retain all their risks and rewards. These types of transactions are accounted for as secured financing transactions.
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
UBS removes a financial liability from its balance sheet when it is extinguished, i.e. when the obligation specified in the contract is discharged or cancelled or expires.
Assets held in an agency or fiduciary capacity are not assets of the Group and are not reported in the Financial Statements, provided the recognition criteria of IFRS are not satisfied.

5) Determination of fair value
For an overview of financial assets and financial liabilities accounted for at fair value, refer to the IAS 39 measurement categories presented in Note 28: financial assets and financial liabilities held for trading, financial assets and financial liabilities designated at fair value through profit or loss, and financial investments available-for-sale. For details on the determination of fair value, including those on fair value measurements for instruments linked to the US residential mortgage market, refer to Note 26.

For financial instruments traded in active markets, the determination of fair values of financial assets and financial liabilities is based on quoted market prices or dealer price quotations. For all other financial instruments, fair value is determined using valuation techniques. Valuation techniques include net present value techniques, the discounted cash flow method, comparison to similar instruments for which market observable prices exist and valuation models. UBS uses widely recognized valuation models for determining fair values of non-standardized financial instruments of lower complexity like options or interest rate and currency swaps. For these financial instruments, inputs into models are market observable.
For more complex instruments, UBS uses internally developed models, which are usually based on valuation methods and techniques generally recognized as standard within the industry. Some of the inputs to these models may not be market observable and are therefore estimated based on assumptions. The impact on Net profit of financial instrument valuations reflecting non-market observable inputs is disclosed in Note 26d). When entering into a transaction where model inputs are not market observable, the financial instrument is initially recognized at the transaction price, which is generally the best indicator of fair value. This may differ from the value obtained from the valuation model. The timing of the recognition in income of this initial difference in fair value (“Deferred day 1 profit or loss”) depends on the individual facts and circumstances of each transaction but is never later than when the market data become observable. Refer to Note 26e) for details on deferred day 1 profit or loss.
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
A breakdown of fair values of financial instruments measured on the basis of quoted market prices in active markets (level 1), valuation techniques reflecting market observable inputs (level 2), and valuation techniques reflecting significant non-market-observable inputs (level 3) is provided in Note 26b).

6) Trading portfolio assets and liabilities
Trading portfolio assets consist of money market paper, other debt instruments, including traded loans, equity instruments, precious metals and other commodities owned by the Group (“long” positions). Trading portfolio liabilities consist of obli-

gations to deliver financial instruments such as money market paper, other debt instruments and equity instruments which the Group has sold to third parties but does not own (“short” positions).

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
Trading portfolio assets transferred to external parties that do not qualify for derecognition (see part 4) ) are reclassified on UBS‘s balance sheet from Trading portfolio assets to Trading portfolio assets pledged as collateral, if the transferee has received the right to sell or repledge them.

7) Financial assets and Financial liabilities designated at fair value through profit or loss (“Fair Value Option”)
A financial instrument may only be designated at fair value through profit or loss at inception and this designation cannot subsequently be changed. Financial assets and financial liabilities designated at fair value are presented in separate lines on the face of the balance sheet.

The conditions for applying the fair value option are met on the basis that
a)	they are hybrid instruments which consist of a debt host and an embedded derivative component, or
b)	they are items that are part of a portfolio which is risk managed on a fair value basis and reported to senior management on that basis, or
c)	the application of the fair value option reduces or eliminates an accounting mismatch that would otherwise arise.
Hybrid instruments which fall under criterion a) above include i) bonds and compound debt liabilities issued, ii) compound debt liabilities – OTC, and iii) hybrid financial assets from reverse repurchase agreements. Bonds and compound debt liabilities issued and OTC generally include em-

bedded derivative components which refer to an underlying, e. g. equity price, interest rate, commodities price or index. UBS has designated almost all of its issued hybrid debt instruments as Financial liabilities designated at fair value through profit or loss.

Besides hybrid instruments, the fair value option is also applied to certain loans and loan commitments which are substantially hedged with credit derivatives. The application of the fair value option to these instruments reduces an accounting mismatch, as loans would have been otherwise accounted for at amortized cost or as financial investments available-for-sale (refer to part 8)), whereas the hedging credit protection is accounted for as a derivative instrument at fair value through profit or loss. Loan commitments other than onerous loan commitments are only recognized on balance sheet if the fair value option has been applied.
UBS has also applied the fair value option to a hedge fund investment which is part of a portfolio managed on a fair value basis. Fair value changes related to financial instruments designated at fair value through profit or loss are recognized in Net trading income.
Interest and dividend income and interest expense on financial assets and liabilities designated at fair value through profit or loss are included in Interest income or Interest expense.
UBS applies the same recognition and derecognition principles to financial instruments designated at fair value as for financial instruments held for trading (refer to parts 4) and 6)).

8) Financial investments available-for-sale
Financial investments available-for-sale are non-derivative financial assets that are not classified as held for trading, designated at fair value through profit or loss, or loans and receivables. They are recognized on a settlement date basis. Financial investments available-for-sale include strategic equity investments as well as instruments that, in management’s opinion, may be sold in response to or in anticipation of needs for liquidity or changes in interest rates, foreign exchange rates or equity prices. Financial investments available-for-sale consist mainly of equity instruments, including certain private equity investments. In addition, certain debt instruments and non-performing loans acquired in the secondary market are classified as financial investments available-for-sale.

Financial investments available-for-sale are carried at fair value. Lock-in periods for equity investments are considered when determining fair value. Unrealized gains or losses are reported in Equity, net of applicable income taxes, until such investments are sold, collected or otherwise disposed of, or until any such investment is determined to be impaired. On disposal of an investment, the accumulated unrealized gain or loss included in Equity is transferred to Net profit for the period and reported in Other income. Gains and losses on disposal are determined using the average cost method.

Financial Statements
Notes to the Financial Statements

Interest and dividend income on financial investments available-for-sale are included in Interest and dividend income from financial investments available-for-sale.
If a financial investment available-for-sale is determined to be impaired, the cumulative unrealized loss previously recognized in Equity is included in Net profit for the period and reported in Other income. UBS assesses at each balance sheet date whether there is objective evidence that a financial investment available-for-sale is impaired. In case of such evidence, it is considered impaired if its cost exceeds the recoverable amount. For a quoted financial investment available-for-sale, the recoverable amount is determined by reference to the market price. It is considered impaired if objective evidence indicates that the decline in market price has reached such a level that recovery of the cost value cannot be reasonably expected within the foreseeable future. For non-quoted financial instruments (debt and equity instruments), the recoverable amount is determined by applying recognized valuation techniques. The standard method applied for non-quoted equity investments available-for-sale is based on the multiple of earnings observed in the market for comparable companies. Management may adjust valuations determined in this way based on its judgment. For non-quoted debt instruments, UBS typically determines the recoverable amount by applying the discounted cash flow method.
After the recognition of impairment on a financial investment available-for-sale, a) increases in fair value of equity instruments are reported in Equity and b) increases in fair value of debt instruments up to original cost are recognized in Other income, provided the fair value increase has been triggered by a specific event (as defined by IFRS).

9) Loans and receivables
For an overview of financial assets and financial liabilities accounted for as loans and receivables, refer to the IAS 39 measurement categories presented in Note 28.

Loans include loans originated by the Group where money is provided directly to the borrower, participation in a loan from another lender and purchased loans that are not quoted in an active market and for which no intention of immediate or short-term resale exists. Originated and purchased loans that are intended to be sold in the short term are generally recorded as Trading portfolio assets. Certain purchased non-performing loans are recognized as financial investments available-for-sale.
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

Commitments
Letters of credit, guarantees and similar instruments commit UBS to make payments on behalf of third parties under specific circumstances. These instruments, as well as undrawn irrevocable credit facilities, carry credit risk and are included in the exposure to credit risk table, in the audited “Credit risk” section of Risk, Treasury and Capital Management 2007, with their gross maximum exposure to credit risk.

10) Allowance and provision for credit losses
An allowance or provision for credit losses is established if there is objective evidence that the Group will be unable to collect all amounts due on a claim according to the original contractual terms or the equivalent value. A “claim” means a loan or receivable carried at amortized cost, or a commitment such as a letter of credit, a guarantee, a commitment to extend credit or other credit products.

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

All impaired claims are generally reviewed and analyzed at least annually. Any subsequent changes to the amounts and timing of the expected future cash flows compared with the prior estimates result in a change in the allowance for credit losses and are charged or credited to Credit loss expense.
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

11) Securitizations
UBS securitizes various financial assets, which generally results in the sale of these assets to special purpose entities, which in turn issue securities to investors. UBS applies the policies set out in part 4) in determining whether the respective special purpose entity must be consolidated and those set out in part 3) in determining whether derecognition of transferred financial assets is appropriate. The following statements mainly apply to financial asset transfers which are considered true sales to non-consolidated entities.

Interests in the securitized financial assets may be retained in the form of senior or subordinated tranches, interest-only strips or other residual interests (“retained interests”). Retained interests are primarily recorded in Trading portfolio assets and carried at fair value. Gains or losses on securitization are recognized in Net trading income, which is generally when the derecognition criteria are satisfied. Typically, the Group seeks to exit its risk in retained interests shortly after close of the securitization. The Group is also an active market maker in these securities and may therefore subsequently reacquire interests in the assets it securitizes. Financial assets purchased with the intention of securitizing them in the future, often referred to as warehousing assets or loans, are generally reflected in Trading portfolio assets, with changes in fair value recognized in net trading income. Synthetic securitization structures typically involve derivative financial instruments for which the principles set out in part 14) apply. Purchased asset-backed securities (ABS), including mortgage-backed securities (MBS), originated by third parties are recognized as financial assets held for trading, or in a minority of cases, as Financial investments available-for-sale.
UBS securitizes residential and commercial mortgage and other assets, acting as lead or co-manager. In addition, UBS acts as warehouse agent, structurer and placement agent in various collateralized debt obligation (CDO) and collateralized loan obligation (CLO), MBS and other ABS securitizations. In such capacity, UBS may purchase collateral on its own behalf or on behalf of customers during the period prior to securitization. UBS typically sells the collateral into designated trusts at the close of the securitization and underwrites the offerings to investors. UBS earns fees for its placement and structuring services. For residential mortgage loan and other securitizations, the investors and the securitization vehicle generally have no recourse to UBS’s other assets for failure of loan holders to pay when due.
Consistent with the valuation of similar inventory, fair value of retained tranches or warehousing assets is initially and subsequently determined using market price quotations where available or internal pricing models that utilize variables such as yield curves, prepayment speeds, default rates, loss severity, interest rate volatilities and spreads. The assumptions used for pricing are based on observable transactions in similar securities and are verified by external pricing sources, where available.

12) Securities borrowing and lending
Securities borrowing and securities lending transactions are generally entered into on a collateralized basis. In such transactions, UBS typically lends or borrows securities in exchange for securities or cash collateral. Additionally, UBS borrows securities from its clients’ custody accounts in exchange for a fee. The majority of securities lending and borrowing agreements involve shares, and the remainder typically involve bonds and notes. The transactions are conducted under standard agreements employed by financial market participants and are undertaken with counterparties subject to UBS’s normal credit risk control processes. UBS monitors the market value of the securities received or delivered on a daily basis and requests or provides additional collateral or returns or recalls surplus collateral in accordance with the underlying agreements.

The securities which have been transferred, whether in a borrowing / lending transaction or as collateral, are not rec-

Financial Statements
Notes to the Financial Statements

ognized on or derecognized from the balance sheet unless the risks and rewards of ownership are also transferred. In such transactions where UBS transfers owned securities and where the borrower is granted the right to sell or repledge them, the securities are reclassified on the balance sheet from Trading portfolio assets to Trading portfolio assets pledged as collateral. Cash collateral received is recognized with a corresponding obligation to return it (Cash collateral on securities lent). Cash collateral delivered is derecognized with a corresponding receivable reflecting UBS’s right to receive it back (Cash collateral on securities borrowed). Securities received in a lending or borrowing transaction are disclosed as off-balance sheet items if UBS has the right to resell or repledge them, with securities that UBS has actually resold or repledged also disclosed separately (see Note 24). Additionally, the sale of securities received in a borrowing or lending transaction triggers the recognition of a trading liability (short sale).
Consideration exchanged in financing transactions (i. e. interest received or paid) is recognized on an accrual basis and recorded as Interest income or Interest expense.

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

In reverse repurchase agreements, the cash delivered is derecognized and a corresponding receivable, including accrued interest, is recorded in the balance sheet line Reverse repurchase agreements, recognizing UBS’s right to receive it back. In Repurchase agreements, the cash received, including accrued interest, is recognized on the balance sheet with a corresponding obligation to return it (Repurchase agreements). Securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on or derecognized from the balance sheet, unless the risks and rewards of ownership are obtained or relinquished. In repurchase agreements where UBS transfers owned securities and where the recipient is granted the right to resell or repledge them, the securities are reclassified in the balance sheet from Trading portfolio assets to Trading portfolio assets pledged as collateral. Securities received in a reverse repurchase agreement are disclosed as off-balance sheet items if UBS has the right to resell or repledge them, with securities that UBS has actually resold or repledged also disclosed separately (see Note 24). Additionally, the sale of securities received in reverse repurchase transactions triggers the recognition of a trading liability (short sale).
Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is recognized as interest income or interest expense over the life of each agreement.
The Group offsets reverse repurchase agreements and repurchase agreements with the same counterparty, maturity, currency and Central Securities Depository (CSD) for transactions covered by legally enforceable master netting agreements when net or simultaneous settlement is intended.

14) Derivative instruments and hedge accounting
All derivative instruments are carried at fair value on the balance sheet and are reported as Positive replacement values or Negative replacement values. Where the Group enters into derivatives for trading purposes, realized and unrealized gains and losses are recognized in Net trading income.

Credit losses incurred on over-the-counter (OTC) derivatives are also reported in Net trading income.

Hedge accounting
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

Fair value hedges
For qualifying fair value hedges, the change in fair value of the hedging derivative is recognized in the income statement. Those changes in fair value of the hedged item that are attributable to the risks hedged with the derivative instrument are reflected in an adjustment to the carrying value of the hedged item, which is also recognized in the income statement. The fair value change of the hedged item in a portfolio hedge of interest rate risks is reported separately from the hedged portfolio in Other assets or Other liabilities as appropriate. If the hedge relationship is terminated for reasons other than the derecognition of the hedged item, the difference between the carrying value of the hedged item at that point and the value at which it would have been carried had the hedge never existed (the “unamortized fair value adjustment”) is, in the case of interest-bearing instruments, amortized to the income statement over the remaining term of the original hedge, while for non-interest-bearing instruments that amount is immediately recognized in earnings. If the hedged item is derecognized, e. g. due to sale or repayment, the unamortized fair value adjustment is recognized immediately in the income statement.

Cash flow hedges
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

Economic hedges which do not qualify for hedge accounting
Derivative instruments which are transacted as economic hedges but do not qualify for hedge accounting are treated in the same way as derivative instruments used for trading purposes, i. e. realized and unrealized gains and losses are recognized in Net trading income except that, in certain cases, the forward points on short duration foreign exchange contracts are reported in Net interest income. Additionally, the Group has entered into economic hedges of credit risk within the loan portfolio using credit default swaps to which it cannot apply hedge accounting. In the event that the Group recognizes an impairment on a loan that is economically hedged in this way, the impairment is recognized in Credit loss expense, whereas any gain on the credit default swap is recorded in Net trading income. See Note 23 for additional information. Where UBS designates an economically hedged item at fair value through profit or loss, all fair value changes, including impairments, on both the hedged item and the hedging instrument are reflected in Net trading income (refer to part 7)). Credit losses incurred on over- the-counter (OTC) derivatives are reported in Net trading income.

Embedded derivatives
A derivative may be embedded in a “host contract”. Such combinations are known as hybrid instruments and arise predominantly from the issuance of certain structured debt instruments. If the host contract is not carried at fair value with changes in fair value reported in the income statement, the embedded derivative is generally required to be separated from the host contract and accounted for as a stand-alone derivative instrument at fair value through profit or loss if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract and the embedded derivative actually meets the definition of a derivative. Bifurcated embedded derivatives are presented on the same balance sheet line as the host contract, and are shown in Note 28 in the “Held for trading” category, reflecting the measurement and recognition principles applied.

Typically, UBS applies the fair value option to hybrid instruments (see part 7)), in which case bifurcation of an embedded derivative component is not required.

15) Cash and cash equivalents
Cash and cash equivalents consist of Cash and balances with central banks, balances included in Due from banks with original maturity of less than three months, and Money market paper included in Trading portfolio assets and Financial investments available-for-sale.

16) Physical commodities
Physical commodities (precious metals, base metals, energy and other commodities) held by UBS as a result of its broker-

Financial Statements
Notes to the Financial Statements

trader activities are accounted for at fair value less costs to sell and presented within the Trading portfolio. Changes in fair value less costs to sell are reflected in Net trading income.

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

Classification for own-used property
Own-used property is defined as property held by the Group for use in the supply of services or for administrative purposes, whereas investment property is defined as property held to earn rental income and / or for capital appreciation. If a property of the Group includes a portion that is own-used and another portion that is held to earn rental income or for capital appreciation, the classification is based on whether or not these portions can be sold separately. If the portions of the property can be sold separately, they are separately accounted for as own-used property and investment property. If the portions cannot be sold separately, the whole property is classified as own-used property unless the portion used by the Group is minor. The classification of property is reviewed on a regular basis to account for major changes in its usage.

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

Property held for sale
Non-current property formerly own-used or leased to third parties under an operating lease and equipment the Group has decided to sell are classified as non-current assets held for sale and recorded in Other assets. Upon classification as held for sale, they are no longer depreciated and are carried at the lower of book value or fair value less costs to sell. Foreclosed properties and other properties classified as current assets are included in Properties held for sale and recorded in Other assets. They are carried at the lower of cost and net realizable value.

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

18) Goodwill and intangible assets
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of net identifiable assets of the acquired entity at the date of acquisition. Goodwill is not amortized; it is tested yearly for impairment, and, additionally, when a reasonable indication of impairment exists. The impairment test is conducted at the segment level as reported in Note 2a. The segment has been determined as the cash generating unit for impairment testing purposes as this is the level at which the performance of investments is reviewed and assessed by management. Refer to Note 16 for details.

Intangible assets comprise separately identifiable intangible items arising from acquisitions and certain purchased trademarks and similar items. Intangible assets acquired in business combinations are recognized on the balance sheet with their fair value at the date of acquisition and, if they have a definite useful life, are amortized using the straight-line method over their estimated useful economic life, generally not exceeding 20 years. Almost all identified intangible assets of UBS have a definite useful life. At each balance sheet date, intangible assets are reviewed for indications of impairment or changes in estimated future benefits. If such indications exist, the intangible assets are analyzed to assess whether their carrying amount is fully recoverable. A write-down is made if the carrying amount exceeds the recoverable amount.

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
Current and deferred taxes are recognized as income tax benefit or expense except for current and deferred taxes recognized (i) upon the acquisition of a subsidiary, (ii) for unrealized gains or losses on financial investments available-for-sale, for changes in fair value of derivative instruments designated as cash flow hedges, for certain foreign currency translations of foreign operations, (iii) for certain tax benefits on deferred compensation awards, and (iv) for gains and losses on the sale of treasury shares. Deferred taxes recognized in a business combination (item (i)) are considered when determining goodwill. Items (ii), (iii) and (iv) are recorded in Net income recognized directly in equity.

20) Debt issued
Debt issued is initially measured at fair value, which is the consideration received, net of transaction costs incurred.

Subsequent measurement is at amortized cost, using the effective interest rate method to amortize cost at inception to the redemption value over the life of the debt. Refer to Note 28.

Hybrid debt instruments that are related to non-UBS AG equity instruments, foreign exchange, credit instruments or indices are considered structured instruments. If such instruments have not been designated at fair value through profit or loss, the embedded derivative is separated from the host contract and accounted for as a standalone derivative if the criteria for separation are met. The host contract is subsequently measured at amortized cost. UBS has designated most of its structured debt instruments at fair value through profit or loss – (see part 7). The fair value option is not applied to certain hybrid instruments which contain bifurcatable embedded derivatives with references to foreign exchange rates and precious metal prices and which are not hedged by derivative instruments. Those hybrids are still subject to bifurcation of the embedded derivative.
Debt instruments with embedded derivatives that are related to UBS AG shares or to a derivative instrument that has UBS AG shares as its underlying are separated into a liability and an equity component at issue date if they require physical settlement. When the hybrid debt instrument is issued, a portion of the net proceeds is allocated to the debt component based on its fair value. The determination of fair value is generally based on quoted market prices for UBS debt instruments with comparable terms. The debt component is subsequently measured at amortized cost. The remaining amount of the net proceeds is allocated to the equity component and reported in Share premium. Subsequent changes in fair value of the separated equity component are not recognized. However, if the hybrid instrument or the embedded derivative related to UBS AG shares is to be cash settled or if it contains a settlement alternative, then the separated derivative is accounted for as a freestanding derivative, with changes in fair value recorded in Net trading income unless the entire hybrid debt instrument is designated at fair value through profit or loss (refer to part 7).
It is the Group’s policy to hedge the fixed interest rate risk on debt issues (except for certain subordinated long-term note issues), and to apply fair value hedge accounting, if the fair value option is not applied to such financial instruments – (see part 7). When hedge accounting is applied to fixed-rate debt instruments, the carrying values of debt issues are adjusted for changes in fair value related to the hedged exposure rather than carried at amortized cost – (refer to part 14) for further discussion.
Bonds issued by UBS held as a result of market making activities or deliberate purchases in the market are treated as redemption of debt. A gain or loss on redemption is recorded depending on whether the repurchase price of the bond is lower or higher than its carrying value. A subsequent sale of own bonds in the market is treated as a reissuance of debt.

Financial Statements
Notes to the Financial Statements

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
The principal actuarial assumptions used by the actuary are set out in Note 29.
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

22) Equity participation plans
UBS provides various equity participation plans in the form of share plans and share option plans. UBS recognizes the fair value of share and share option awards determined at the date of grant as compensation expense over the required service period, which generally is equal to the vesting period. The fair value of share awards is equal to the average UBS share price at the date of grant. For share option awards, fair value is determined using a Monte Carlo valuation model which takes into account the specific terms and conditions under which the share options are granted. Equity settled awards are classified as equity instruments and are not remeasured subsequent to the grant date, unless an award is modified such that its fair value immediately after modification exceeds its fair value immediately prior to modification. Any increase in fair value resulting from a modification is recognized as compensation expense, either over the remaining service period or immediately for vested awards.
Cash settled awards are classified as liabilities and remeasured to fair value at each balance sheet date as long as they are outstanding. Decreases in fair value reduce compensation expense, and no compensation expense, on a cumulative basis, is recognized for awards that expire worthless or remain unexercised.

23) Amounts due under unit-linked investment contracts UBS Global Asset Management’s financial liabilities from unit-linked contracts are presented as Other Liabilities (refer to Note 20) on the balance sheet. These contracts allow investors to invest in a pool of assets through investment units issued by a UBS subsidiary. The unit holders receive all rewards and bear all risks associated with the reference asset pool. The financial liability represents the amount due to unit holders and is equal to the fair value of the reference asset pool.

24) Provisions
Provisions are recognized when UBS has a present obligation (legal or constructive) as a result of a past event, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are reflected under Other liabilities on the balance sheet. Refer to Note 21.

The majority of UBS’s provisions relate to operational risks, including litigation. When a provision is recognized, its amount needs to be estimated as the exact amount of the obligation is generally unknown. The estimate is based on all available information and reflects the amount that has the highest probability of being paid. UBS revises existing provisions up or down as soon as it is able to quantify the amounts more accurately.

25) Equity, treasury shares and contracts on UBS shares
UBS AG shares held
UBS AG shares held by the Group are classified in Equity as Treasury shares and accounted for at weighted average cost. The difference between the proceeds from sales of Treasury shares and their cost (net of tax, if any) is classified as Share premium.

Contracts with gross physical settlement
Contracts that require gross physical settlement in UBS AG shares are classified as Equity (provided a fixed amount of shares is exchanged against a fixed amount of cash) and reported as Share premium. Upon settlement of such contracts, the proceeds received – less cost (net of tax, if any) – are reported as Share premium.

Contracts with net cash settlement or settlement option for counterparty
Contracts on UBS AG shares that require net cash settlement or provide the counterparty with a choice of settlement are generally classified as trading instruments, with changes in fair value reported in the income statement.

Physically settled written put options and forward share purchase contracts
Exceptions to the accounting treatments described on this and previous page are physically settled written put options and forward share purchase contracts, including contracts where physical settlement is a settlement alternative. In both cases, the present value of the obligation to purchase own shares in exchange for cash is transferred out of Equity and recognized as a liability at inception of a contract. The liability is subsequently accreted, using the effective interest rate method, over the life of the contract to the nominal purchase obligation by recognizing interest expense. Upon settlement of a contract, the liability is derecognized, and the amount of equity originally transferred to liability is reclassified within Equity to Treasury shares. The premium received for writing put options is recognized directly in Share premium.

Minority interests
Net profit and Equity are presented including minority interests. Net profit is split into Net profit attributable to UBS shareholders and Net profit attributable to minority interests.

Trust preferred securities issued
UBS has issued trust preferred securities through consolidated preferred funding trusts which hold debt issued by UBS. UBS AG has fully and unconditionally guaranteed all of these securities. UBS’s obligations under these guarantees are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of UBS. The trust preferred securities represent equity instruments which are owned by third parties. They are presented as minority interests in UBS’s consolidated financial statements with dividends paid also reported under Equity attributable to minority interests. UBS bonds held by preferred funding trusts are eliminated in consolidation.

26) Discontinued operations and non-current assets held for sale
UBS classifies individual non-current non-financial assets and disposal groups as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use – see part 17). Such assets or disposal groups are available for immediate sale in their present condition subject to terms that are usual and customary for sales of such assets or disposal groups and their sale is considered highly probable. These assets (and liabilities in the case of disposal groups) are measured at the lower of their carrying amount and fair value less costs to sell and presented in Other assets and Other liabilities (see Notes 17 and 20). Netting of assets and liabilities is not permitted.

UBS presents discontinued operations in a separate line in the income statement if an entity or a component of an entity has been disposed of or is classified as held for sale and a) represents a separate major line of business or geographical area of operations, or b) is a subsidiary acquired exclusively with a view to resale (e. g. certain private equity investments). Net profit from discontinued operations includes the total of operating profit from discontinued operations and the gain or loss recognized on sale or measurement to fair value less costs to sell of the net assets constituting the discontinued operations. A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of UBS’s operations and cash flows. If an entity or a component of an entity is classified as a discontinued operation, UBS restates prior periods in the income statement – see part 3). Refer to Note 36 for details.

27) Leasing
UBS enters into lease contracts, predominately of premises and equipment, as a lessor as well as a lessee. The terms and conditions of these contracts are assessed and the leases are classified as operating leases or finance leases according to their economic substance. When making such an assessment, the Group focuses on the following aspects: a) transfer of ownership of the asset to the lessee at the end of the lease term; b) existence of a bargain purchase option held by the lessee; c) whether the lease term is for the major part of the economic life of the asset; d) Whether the present value of the minimum lease payments is substantially equal to the fair value of the leased asset at inception of the lease term. If one or more of the these conditions is met, the lease is generally classified as a finance lease, while the non-existence of such conditions normally leads to a classification as an operating lease.

Lease contracts classified as operating leases where UBS is the lessee are disclosed in Note 25 Operating Lease Commitments. These contracts include non-cancellable long-term leases of office buildings in most UBS locations. Lease contracts classified as operating leases where UBS is the lessor, and finance lease contracts where UBS is the lessor or the lessee, are not material. Contractual arrangements which are not considered leases in their entirety but which include lease elements are not material to UBS.

28) Fee income
UBS earns fee income from a diverse range of services it provides to its customers. Fee income can be divided into two broad categories: income earned from services that are provided over a certain period of time, for which customers are generally billed on an annual or semi-annual

Financial Statements
Notes to the Financial Statements

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

29) Foreign currency translation
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

30) Earnings per share (EPS)
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

31) Segment reporting
UBS’s financial businesses are organized on a worldwide basis into three Business Groups and the Corporate Center. Global Wealth Management & Business Banking consists of three segments: Wealth Management International & Switzerland, Wealth Management US and Business Banking Switzerland. The Business Groups Investment Bank and Global Asset Management constitute one segment each. The Industrial Holdings segment holds all industrial operations controlled by the Group. In total, UBS reports six business segments in 2007. Corporate Center includes all corporate functions and elimination items, and is not considered a business segment.

Segment income, segment expenses and segment performance include transfers between reportable segments. Such transfers are conducted either at internally agreed transfer prices or, where possible, at arm’s length.

32) Revenues from Industrial Holdings and Goods and materials purchased
Revenues from Industrial Holdings include sales of goods and services from one consolidated entity. Revenue is generally recognized upon customer acceptance of goods delivered and when services have been rendered. Expenses from Goods and materials purchased include costs for raw materials, parts and finished goods purchased from third-party suppliers to produce the goods and services sold.

b) Changes in accounting policies, comparability and other adjustments

Effective in 2007
IFRS 7 Financial Instruments: Disclosures
On 1 January 2007, UBS adopted the disclosure requirements for financial instruments under IFRS 7. The new standard has no impact on recognition, measurement and presentation of financial instruments. Accordingly, the first-time adoption of IFRS 7 had no effect on Net profit and Equity. Rather, it requires UBS to provide disclosures in its financial statements that enable users to evaluate: a) the significance of financial instruments for the entity’s financial position and performance (refer to the notes to the Financial Statements), and b) the nature and extent of credit, market and liquidity risks arising from financial instruments (including details about concentrations of such risks) during the period and at the reporting date, and how UBS manages those risks (refer to the audited sections in Risk, Treasury and Capital Management 2007). The disclosure principles of IFRS 7 complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in IAS 32

Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement.

Netting
In second quarter 2007, UBS concluded that it meets the criteria to offset Positive and Negative replacement values of OTC interest rate swaps transacted with London Clearing House (LCH). Under IFRS, positions are netted by currency and across maturities. The amount of replacement values netted was CHF 35,470 million at 31 December 2006. Furthermore, amounts included in Loans and Due to customers related to the Prime Brokerage business have been netted. At 31 December 2006, amounts netted were CHF 14,679 million. In both cases, the application of netting had no impact on UBS’s income statement, Earnings per share, credit exposure and regulatory capital.

Syndicated finance revenues
In fourth quarter 2007, UBS revised the presentation of certain syndicated finance revenues in its income statement. Revenues which relate to syndicated loan commitments designated at fair value through profit or loss are now presented in Net trading income rather than as Debt underwriting fees in Net fee and commission income. Prior periods have been adjusted to conform to this presentation. The adjustments resulted in a reduction of Net fee and commission income of CHF 425 million and CHF 252 million for 2006 and 2005 respectively and a corresponding increase in Net trading income in these periods. The change in presentation had no impact on UBS’s Net profit and Earnings per share for all periods presented.

The adoption of the following new interpretations on 1 January 2007 had no material impact on UBS’s Financial Statements:

IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
This Interpretation provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity (this could be a subsidiary) identifies the existence of hyperinflation in the economy of its functional currency, when that economy was not hyperinflationary in the prior period, and the entity therefore restates its financial statements in accordance with IAS 29. UBS has no subsidiaries operating in a hyperinflationary economy.

IFRIC 8 Scope of IFRS 2
This IFRIC addresses whether IFRS 2 applies to transactions in which the entity cannot identify specifically some or all of the goods or services received. The Interpretation requires that IFRS 2 be applied to transactions in which goods or services are received, such as transactions in which an entity receives goods or services as consideration for equity instruments of the entity. This includes transactions in which the entity cannot identify specifically some or all of the goods or services received. The unidentifiable goods or services received (or to be received) should be measured as the difference between the fair value of the share-based payment and the fair value of any identifiable goods or services received (or to be received). Measurement of the unidentifiable goods or services received should take place at the grant date. However, for cash-settled transactions, the liability should be remeasured at each reporting date until it is settled.

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

IFRIC 10 Interim Financial Reporting and Impairment
The new Interpretation of IAS 39 requires that impairment losses recognized in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost must not be reversed at a subsequent balance sheet date.

IFRIC 11 IFRS 2: Group and Treasury Share Transactions
IFRIC 11 provides guidance on (a) how to account for share-based payment arrangements between entities within the same group; (b) determining whether a transaction should be accounted for as equity-settled or cash-settled when an entity either chooses or is required to buy equity instruments (i. e. treasury shares) from another party, to satisfy its obligations to its employees; and (c) determining whether a transaction should be accounted for as equity-settled or cash-settled when an entity’s employees are granted rights to equity instruments of the entity (e. g. share options), either by the entity itself or by its shareholders, and the shareholders of the entity provide the equity instruments needed. The Interpretation requires that share-based payment transactions in which an entity receives services as consideration for its own equity instruments be accounted for as an equity-settled transaction. This applies regardless of whether the entity chooses or is required to buy those equity instruments from another party to satisfy its obligations to its employees under the share-based payment arrangement.

Effective in 2006 and earlier
IAS 39 Financial Instruments: Recognition and Measurement – Amendment to the Fair Value Option
UBS adopted the revised IAS 39 fair value option on 1 January 2006. Under the amended guidance, the use of the fair value option requires that at least one of three defined criteria is satisfied, which is more restrictive than the previous

Financial Statements
Notes to the Financial Statements

guidance. All financial instruments designated at fair value through profit or loss at 31 December 2005 continued to qualify for the use of the fair value option under the revised fair value option. On the transition date of the revised standard, 1 January 2006, UBS did not apply the fair value option to any previously recognized financial asset or financial liability for which the fair value option had not been used under the previous fair value option guidance. Therefore, the initial adoption of the revised standard did not have an impact on UBS’s Financial Statements. See part 7) for details on the use of the revised fair value option during 2006 and 2007. In addition, effective 1 January 2006, the disclosure requirements for financial instruments designated at fair value through profit or loss (refer to Notes 12 and 19) have been amended due to the revision of IAS 32 Financial Instruments: Presentation.

Staff Accounting Bulletin (SAB) 108
In response to the release of the Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, UBS elected to adopt a modified quantitative framework for assessing whether the financial statement effect of a misstatement is material because it renders a better evaluation of those effects. This method, which UBS adopted in December 2006, uses a dual approach for quantifying the effect of a misstatement. Prior to 2006, UBS applied only one of those methods, the “roll-over” method, which focused on the current year income-statement impact of a misstatement. Under this policy, UBS applies a dual approach that considers both the carryover and reversing effects of prior year misstatements. As a result of this policy, the opening balance of Accrued expenses and deferred income at 1 January 2002 was increased by CHF 399 million, Retained earnings were reduced by CHF 309 million and Deferred taxes of CHF 90 million were recognized on the balance sheet. The adjustments relate to the under-accrual of unused vacation, sabbatical leave and service anniversary awards. The restatement impact of adopting this policy was immaterial to all quarterly and annual income statements, earnings per share amounts, and balance sheets since 1 January 2002.

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

IFRS 2 Share-based Payment
UBS adopted IFRS 2 Share-based Payment on 1 January 2005 and fully restated the two comparative prior years. IFRS 2 requires share-based payments made to employees and non-employees to be recognized in the financial statements based on the fair value of these awards measured at the date of grant.

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

Goodwill and Intangible Assets
On 31 March 2004, the IASB issued IFRS 3 Business Combinations, revised IAS 36 Impairment of Assets and revised IAS 38 Intangible Assets. UBS prospectively adopted the standards for goodwill and intangible assets existing at 31 March 2004 on 1 January 2005, whereas goodwill and intangible assets recognized from business combinations entered into after 31 March 2004 were accounted for immediately in accordance with IFRS 3. Refer to a18) for details.

Non-current Assets Held for Sale and Discontinued Operations
UBS adopted IFRS 5 Non-current Assets Held for Sale and Discontinued Operations on 1 January 2005. Refer to a26) for details.

Presentation of minority interests and earnings per share
With the adoption of revised IAS 1 Presentation of Financial Statements on 1 January 2005, Net profit and Equity were presented including minority interests. Refer to a3) and a25) for details.

c) International Financial Reporting Standards and Interpretations to be adopted in 2008 and later

IFRS 2 Share-based Payment
In January 2008, the International Accounting Standards Board (IASB) issued an amendment to IFRS 2 Share-based Payment. The amended standard, entitled IFRS 2 Share-based Payment: Vesting Conditions and Cancellations, is effective 1 January 2009 (early adoption permitted). The new standard clarifies the definition of vesting conditions and the accounting treatment of cancellations. UBS has early adopted this amended standard as of 1 January 2008. Under the amended standard, UBS is required to distinguish between vesting conditions (such as service and performance conditions) and non-vesting conditions. The amended standard no longer considers vesting conditions to include certain non-compete provisions and transfer restrictions. Prior to adopting this amendment, UBS treated non-compete provisions as vesting conditions. The impact of this change will be that, from 1 January 2008, most of UBS’s share and certain option awards will be expensed in the performance year rather than over the period through which the non-compete conditions are applicable. Restrictions remaining effective after the employee becomes entitled to the share-based award will be considered when determining grant date fair value. Following adoption of this amendment, UBS will fully restate the two comparative prior years (2006 and 2007).

The effect of the restatement on the opening balance at 1 January 2006 will be as follows: reduction of retained earnings by approximately CHF 2.2 billion, increase of share premium by approximately CHF 2.3 billion, increase of liabilities (including deferred tax liabilities) by approximately CHF 0.3 billion, and increase of deferred tax assets by approximately CHF 0.4 billion. Additional compensation expense of approximately CHF 800 million and approximately CHF 500 million will be recognized in 2007 and 2006, respectively. The additional compensation expense is attributable to the acceleration of expense related to share-based awards which contain non-compete provisions and transfer restrictions that no longer qualify as vesting conditions under the Standard. The additional compensation expense of approximately CHF 800 million for 2007 includes awards granted in 2008 for the performance year 2007.

IFRS 8 Operating Segments
The new standard on segment reporting, IFRS 8 Operating Segments, comes into force on 1 January 2009, replacing IAS 14 Segment Reporting. It sets out requirements for disclosure of information about a firm’s operating segments, its products and services, the geographical areas in which it operates, and its major customers. The new standard introduces changes to previous requirements for identification of segments, measurement of segment information and disclosures. Specifically, it requires a firm to provide financial and descriptive information about its reportable segments – the operating segments or aggregations of operating segments based on which the senior management of the firm (the “chief operating decision maker”) regularly evaluates separate financial information in deciding how to allocate resources and how to assess performance. Generally, under IFRS 8, the information to be reported will be the same information that is used internally, which might differ from amounts reported in the financial statements. The new standard therefore requires an explanation of the basis on which the segment information is prepared, and recon-

Financial Statements
Notes to the Financial Statements

ciliations to the amounts presented in the income statement and the balance sheet. UBS is currently assessing the impact of IFRS 8 on the structure and content of the segment reporting in its Financial Statements.

IAS 1 (revised) Presentation of Financial Statements and IAS 32 (revised) Financial Instruments: Presentation
IAS 1 (revised), Presentation of Financial Statements, was issued in September 2007 and is effective on 1 January 2009. The revised standard affects the presentation of owner changes in equity and of comprehensive income: UBS will continue presenting owner changes in equity in the statement of changes in equity, but the detailed information related to non-owner changes in equity will be removed from the statement of changes in equity and presented in the statement of comprehensive income. The revised standard does not change the recognition, measurement or disclosure of specific transactions addressed in other IFRSs. The amended requirements will have an impact on the presentation and disclosure of the items in UBS’s Financial Statements.

In addition, the IASB issued a further amendment to IAS 1 and an amendment to IAS 32 regarding puttable financial instruments and obligations arising on liquidation in February 2008. The IAS 32 amendment clarifies under which circumstances puttable financial instruments and obligations arising on liquidations have to be treated as equity instruments. The amendment is limited in scope and is restricted to the accounting for such instruments under IAS 1, IAS 32, IAS 39 and IFRS 7. The amendment to IAS 1 requires additional information about puttable financial instruments and obligations arising on liquidations which have to be treated as equity instruments. UBS will adopt the two amendments on 1 January 2009. It is not expected that these amendments will have a significant impact on UBS’s Financial Statements.

IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements
In January 2008, the IASB issued a revised Standard of IFRS 3 Business Combinations and amendments to IAS 27 Consolidated and Separate Financial Statements. The most significant changes under revised IFRS 3 are as follows:
–	Contingent consideration will be recognized at fair value as part of the consideration transferred at the acquisition date. Currently contingent consideration is only recognized once it meets the probability and reliably measurable criteria.
–	Non-controlling interests in an acquiree will either be measured at fair value or as the non-controlling interest’s proportionate share of the fair value of net identifiable assets of the entity acquired. The option is available on a transaction-by-transaction basis.

–	Transaction costs incurred by the acquirer will no longer be part of the acquisition cost but have to be expensed as incurred.
The revised IFRS 3 is effective for annual periods beginning on or after 1 July 2009 and has to be applied prospectively from the date of adoption to business combinations consummated after that date. Business combinations consummated prior to that date will not be impacted.
The amendments to IAS 27 reflect changes in the accounting for non-controlling interests and deal primarily with the accounting for changes in ownership interests in subsidiaries after control is obtained, the accounting for the loss of control over subsidiaries, and the allocation of profit or loss to controlling and non-controlling interests in a subsidiary. IAS 27 requires that certain amendments be applied retrospectively whereas others are applied prospectively. UBS is currently assessing the impact of restating certain amendments of the Standard.
The revised IFRS 3 and the amendments to IAS 27 are effective for annual periods beginning on or after 1 July 2009 and must be adopted together. UBS is currently assessing whether it will adopt IFRS 3 and the amendments to IAS 27 from 1 July 2009 or earlier as permitted by the Standards.

IFRIC 13 Customer Loyalty Programmes
IFRIC 13 was issued on 28 June 2007 and is effective for annual periods beginning on or after 1 July 2008. IFRIC 13 addresses how companies that grant their customers loyalty award credits when buying goods or services should account for their obligation to provide free or discounted goods and services, if and when the customers redeem the points. IFRIC 13 requires entities to allocate some of the proceeds of the initial sale to the award credits and recognize these proceeds as revenue only when they have fulfilled their obligations to provide goods or services. UBS is currently assessing the impact of this interpretation on its Financial Statements.

IFRIC 14 The Limit on a Defined Benefit Asset Minimum Funding Requirements and their Interaction – IAS 19
IFRIC 14 was issued on 5 July 2007 and is effective for annual periods beginning on or after 1 January 2008. IFRIC 14 provides guidance regarding the circumstances under which refunds and future reductions in contributions from a defined benefit plan can be regarded as available to an entity for the purpose recognizing a net defined benefit asset. Additionally, in jurisdictions where there is both a minimum funding requirement and restrictions over the amounts that companies can recover from the plan, either as refunds or reductions in contributions, additional liabilities may need to be recognized. UBS is currently assessing the impact of this interpretation on its Financial Statements.

Note 2a Segment Reporting by Business Group

UBS’s financial businesses are organized on a worldwide basis into three Business Groups and the Corporate Center. Global Wealth Management & Business Banking consists of three segments: Wealth Management International & Switzerland, Wealth Management US and Business Banking Switzerland. The Business Groups Investment Bank and Global Asset Management constitute one segment each. In addition, the Industrial Holdings segment holds all industrial operations controlled by the Group. In total, UBS now reports six business segments and Corporate Center. Corporate Center includes all corporate functions and elimination items and is not considered a business segment.

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

Investment Bank
The Investment Bank operates globally as a client-driven investment banking and securities firm providing innovative products, research, advice and complete access to the world’s capital markets for intermediaries, governments, corporate and institutional clients and other parts of UBS. In addition, UBS is active in market-making and proprietary trading.

Industrial Holdings
The Industrial Holdings segment comprises the non-financial businesses of UBS, including the private equity business which primarily invests UBS and third-party funds in unlisted companies. The most significant business in this segment, Motor-Columbus, was sold on 23 March 2006 and is presented as discontinued operations. Additionally, certain private equity investments sold in 2007 and prior years are presented as discontinued operations.

Corporate Center
Corporate Center ensures that the Business Groups operate as a coherent and effective whole with a common set of values and principles in such areas as risk management and control, financial reporting, marketing and communications, funding, capital and balance sheet management, management of foreign currency earnings, information technology infrastructure and service centers. Private Banks & GAM, which was shown as a separate segment within Corporate Center prior to 2006, was sold on 2 December 2005 and is presented as discontinued operations.

DRCM closure
Global Asset Management performance from continuing operations before tax in 2007 includes costs of CHF 384 million for the DRCM closure. These costs are reflected in Personnel expenses (CHF 318 million), General and administrative expenses (CHF 38 million) and impairments reflected in Depreciation of property and equipment (CHF 28 million). More than 50% of the Personnel expenses recorded relate to accelerated recognition of deferred compensation of former DRCM employees leaving UBS.

Financial Statements
Notes to the Financial Statements

Note 2a Reporting by Business Group (continued)

For the year ended 31 December 2007

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

Total assets

Total liabilities

Capital expenditure

Management reporting based on expected credit loss

For internal management reporting purposes, credit loss is measured using an expected loss concept. This table shows Business Group performance consistent with the way in which the businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three-year period. The difference between these adjusted expected credit loss figures and the credit loss expense recorded at Group level for reporting purposes is reported in Corporate Center as adjusted expected credit loss.

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

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Business Group performance from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

Financial Businesses						Industrial Holdings	UBS
Global Wealth Management &			Global Asset	Investment	Corporate
Business Banking			Management	Bank	Center
Wealth Management	Wealth
International &	Management	Business Banking
Switzerland	US	Switzerland

12,893	6,662	5,286	4,094	(538)	2,873	948	32,218

(1)	(2)	31	0	(266)	0	0	(238)

12,892	6,660	5,317	4,094	(804)	2,873	948	31,980

3,851	4,506	2,535	1,995	10,417	1,383	111	24,798

1,064	976	1,101	559	3,423	1,298	44	8,465

1,531	314	(674)	153	746	(2,194)	124	0

95	79	67	53	210 [2]	739	8	1,251

19	66	0	19	172	0	6	282

						119	119

6,560	5,941	3,029	2,779	14,968	1,226	412	34,915

6,332	719	2,288	1,315	(15,772)	1,647	536	(2,935)

					7	128	135

6,332	719	2,288	1,315	(15,772)	1,654	664	(2,800)

							1,311

							(266)

							(3,845)

349,731	71,560	295,657	51,471	1,984,045	(480,386)	501	2,272,579

344,661	66,334	290,999	49,049	1,965,465	(488,124)	1,659	2,230,043

106	254	26	319	88	1,326	19	2,138

12,893	6,662	5,286	4,094	(538)	2,873	948	32,218

(27)	(3)	203	0	(19)	(392)	0	(238)

12,866	6,659	5,489	4,094	(557)	2,481	948	31,980

3,851	4,506	2,535	1,995	10,417	1,383	111	24,798

1,064	976	1,101	559	3,423	1,298	44	8,465

1,531	314	(674)	153	746	(2,194)	124	0

95	79	67	53	210 [2]	739	8	1,251

19	66	0	19	172	0	6	282

						119	119

6,560	5,941	3,029	2,779	14,968	1,226	412	34,915

6,306	718	2,460	1,315	(15,525)	1,255	536	(2,935)

					7	128	135

6,306	718	2,460	1,315	(15,525)	1,262	664	(2,800)

							1,311

							(266)

							(3,845)

1 Impairments of financial investments available-for-sale for the year ended 31 December 2007 were as follows: Global Wealth Management & Business Banking CHF 11 million; Global Asset Management CHF 39 million; Investment Bank CHF 22 million; Corporate Center CHF (1) million and Industrial Holdings CHF 3 million.  2 Includes CHF 34 million for impairments of leasehold improvements and other machines and equipment.  3 For further information regarding goodwill and intangible assets by Business Group, please see Note 16: Goodwill and Intangible Assets.  4 The funding surplus or requirement is reflected in each Business Group and adjusted in Corporate Center.

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

Total assets

Total liabilities

Capital expenditure

Management reporting based on expected credit loss

For internal management reporting purposes, credit loss is measured using an expected loss concept. This table shows Business Group performance consistent with the way in which the businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three-year period. The difference between these adjusted expected credit loss figures and the credit loss expense recorded at Group level for reporting purposes is reported in Corporate Center as adjusted expected credit loss.

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

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Business Group performance from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

Financial Businesses							Industrial Holdings	UBS
Global Wealth Management &			Global Asset	Investment		Corporate
Business Banking			Management	Bank		Center
Wealth Management	Wealth
International &	Management	Business Banking
Switzerland	US	Switzerland

10,827	5,863	5,085	3,220	21,726		294	565	47,580

1	(1)	109	0	47		0	0	156

10,828	5,862	5,194	3,220	21,773		294	565	47,736

3,137	3,800	2,412	1,503	11,353		1,264	122	23,591

885	1,073	1,070	399	3,260		1,242	51	7,980

1,479	281	(642)	(105)	956		(1,978)	9	0

84	74	74	27	203	[2]	783	7	1,252

10	53	0	4	72		9	5	153

							116	116

5,595	5,281	2,914	1,828	15,844		1,320	310	33,092

5,233	581	2,280	1,392	5,929		(1,026)	255	14,644

						4	875	879

5,233	581	2,280	1,392	5,929		(1,022)	1,130	15,523

								2,785

								(12)

								12,750

286,241	63,249	211,123	48,616	2,058,679		(323,434)	1,888	2,346,362

281,327	57,681	205,747	46,589	2,038,991		(343,152)	3,404	2,290,587

257	273	14	498	593		1,385	97	3,117

10,827	5,863	5,085	3,220	21,726		294	565	47,580

(29)	0	185	0	61		(61)	0	156

10,798	5,863	5,270	3,220	21,787		233	565	47,736

3,137	3,800	2,412	1,503	11,353		1,264	122	23,591

885	1,073	1,070	399	3,260		1,242	51	7,980

1,479	281	(642)	(105)	956		(1,978)	9	0

84	74	74	27	203	[2]	783	7	1,252

10	53	0	4	72		9	5	153

							116	116

5,595	5,281	2,914	1,828	15,844		1,320	310	33,092

5,203	582	2,356	1,392	5,943		(1,087)	255	14,644

						4	875	879

5,203	582	2,356	1,392	5,943		(1,083)	1,130	15,523

								2,785

								(12)

								12,750

1 Impairments of financial investments available-for-sale for the year ended 31 December 2006 were as follows: Global Wealth Management & Business Banking CHF 8 million; Global Asset Management CHF 1 million; Investment Bank CHF 5 million; Corporate Center CHF (2) million and Industrial Holdings CHF 23 million.   2 Includes a CHF 34 million software impairment.  3   For further information regarding goodwill and intangible assets by Business Group, please see Note 16: Goodwill and Intangible Assets.   4 The funding surplus or requirement is reflected in each Business Group and adjusted in Corporate Center.

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

Amortization of intangible assets [2]

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

Total assets

Total liabilities

Capital expenditure

Management reporting based on expected credit loss

For internal management reporting purposes, credit loss is measured using an expected loss concept. This table shows Business Group performance consistent with the way in which the businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three-year period. The difference between these adjusted expected credit loss figures and the credit loss expense recorded at Group level for reporting purposes is reported in Corporate Functions as adjusted expected credit loss.

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

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Business Group performance from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

							Industrial
Financial Businesses							Holdings	UBS
Global Wealth Management &			Global Asset	Investment	Corporate
Business Banking			Management	Bank	Center
Wealth Management	Wealth
International &	Management	Business Banking			Private Banks	Corporate
Switzerland	US	Switzerland			& GAM	Functions

9,024	5,158	4,949	2,487	17,448		455	795	40,316

(8)	0	231	0	152		0	0	375

9,016	5,158	5,180	2,487	17,600		455	795	40,691

2,579	3,460	2,450	988	9,259		1,167	164	20,067

804	1,047	994	304	2,215		1,084	56	6,504

1,371	223	(634)	116	640		(1,730)	14	0

89	65	72	21	136		857	7	1,247

7	49	0	1	53		17	6	133

							97	97

4,850	4,844	2,882	1,430	12,303		1,395	344	28,048

4,166	314	2,298	1,057	5,297		(940)	451	12,643

					4,556	8	530	5,094

4,166	314	2,298	1,057	5,297	4,556	(932)	981	17,737

								2,465

								582

								14,690

223,790	64,896	176,837	40,782	1,706,670		(226,069)	11,549	1,998,455

219,140	59,567	170,668	39,191	1,689,041		(242,600)	11,814	1,946,821

81	84	58	16	138	25	1,264	299	1,965

9,024	5,158	4,949	2,487	17,448		455	795	40,316

(13)	(2)	122	0	36		232	0	375

9,011	5,156	5,071	2,487	17,484		687	795	40,691

2,579	3,460	2,450	988	9,259		1,167	164	20,067

804	1,047	994	304	2,215		1,084	56	6,504

1,371	223	(634)	116	640		(1,730)	14	0

89	65	72	21	136		857	7	1,247

7	49	0	1	53		17	6	133

							97	97

4,850	4,844	2,882	1,430	12,303		1,395	344	28,048

4,161	312	2,189	1,057	5,181		(708)	451	12,643

					4,508	56	530	5,094

4,161	312	2,189	1,057	5,181	4,508	(652)	981	17,737

								2,465

								582

								14,690

1 Impairments of financial investments available-for-sale for the year ended 31 December 2005 were as follows: Global Wealth Management & Business Banking CHF 10 million; Global Asset Management CHF 0 million; Investment Bank CHF 0 million; Corporate Center CHF 16 million and Industrial Holdings CHF 81 million.  2 For further information regarding goodwill and intangible assets by Business Group, please see Note 16: Goodwill and Intangible Assets.   3 The funding surplus or requirement is reflected in each Business Group and adjusted in Corporate Center.

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

For the year ended 31 December 2007
	Total operating income		Total assets		Capital expenditure
	CHF million	Share %	CHF million	Share %	CHF million	Share %

Switzerland	18,787	59	222,539	10	436	20

Rest of Europe / Middle East / Africa	1,042	3	776,882	34	380	18

Americas	5,758	18	1,015,167	45	1,004	47

Asia Pacific	6,393	20	257,991	11	318	15

Total	31,980	100	2,272,579	100	2,138	100

For the year ended 31 December 2006
	Total operating income		Total assets		Capital expenditure
	CHF million	Share %	CHF million	Share %	CHF million	Share %

Switzerland	12,964	27	211,565	9	650	21

Rest of Europe / Middle East / Africa	12,512	26	699,516	30	385	12

Americas	17,272	36	1,229,254	52	1,754	56

Asia Pacific	4,988	11	206,027	9	328	11

Total	47,736	100	2,346,362	100	3,117	100

For the year ended 31 December 2005
	Total operating income		Total assets		Capital expenditure
	CHF million	Share %	CHF million	Share %	CHF million	Share %

Switzerland	13,798	34	203,907	10	973	49

Rest of Europe / Middle East / Africa	8,976	22	628,070	32	467	24

Americas	14,284	35	1,004,230	50	386	20

Asia Pacific	3,633	9	162,248	8	139	7

Total	40,691	100	1,998,455	100	1,965	100

Income Statement

Note 3 Net Interest and Trading Income

Accounting standards require separate disclosure of net interest income and net trading income (see the tables on this and the next page). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different businesses. In many cases, a particular business can generate both net interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. UBS management therefore analyzes net interest and trading income according to the businesses that drive

it. The second table below (labeled Breakdown by businesses) provides information that corresponds to this management view. Net income from trading businesses includes both interest and trading income generated by the Group’s trading businesses and the Investment Bank’s lending activities. Net income from interest margin businesses comprises interest income from the Group’s loan portfolio. Net income from treasury and other activities reflects all income from the Group’s centralized treasury function.

Net interest and trading income
	For the year ended			% change from
CHF million	31.12.07	31.12.06	31.12.05	31.12.06

Net interest income	5,337	6,521	9,528	(18)

Net trading income	(8,353)	13,743	8,248

Total net interest and trading income	(3,016)	20,264	17,776

Breakdown by businesses
	For the year ended			% change from
CHF million	31.12.07	31.12.06	31.12.05	31.12.06

Net income from trading businesses[1]	(10,658)	13,730	11,795

Net income from interest margin businesses	6,230	5,718	5,292	9

Net income from treasury activities and other	1,412	816	689	73

Total net interest and trading income	(3,016)	20,264	17,776

1 Includes lending activities of the Investment Bank.

Net interest income[1]
	For the year ended			% change from
CHF million	31.12.07	31.12.06	31.12.05	31.12.06

Interest income

Interest earned on loans and advances[2]	21,263	15,266	11,678	39

Interest earned on securities borrowed and reverse repurchase agreements	48,274	39,771	23,362	21

Interest and dividend income from trading portfolio	39,101	32,211	24,134	21

Interest income on financial assets designated at fair value	298	25	26

Interest and dividend income from financial investments available-for-sale	176	128	86	38

Total	109,112	87,401	59,286	25

Interest expense

Interest on amounts due to banks and customers	29,318	20,024	11,226	46

Interest on securities lent and repurchase agreements	40,581	34,021	20,480	19

Interest and dividend expense from trading portfolio	15,812	14,533	10,736	9

Interest on financial liabilities designated at fair value	7,659	4,757	2,390	61

Interest on debt issued	10,405	7,545	4,926	38

Total	103,775	80,880	49,758	28

Net interest income	5,337	6,521	9,528	(18)

1 Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.  2 Includes interest income on impaired loans and advances of CHF 110 million for 2007, CHF 158 million for 2006 and CHF 123 million for 2005.

Financial Statements
Notes to the Financial Statements

Note 3 Net Interest and Trading Income (continued)
Net trading income[1]
	For the year ended			% change from
CHF million	31.12.07	31.12.06	31.12.05	31.12.06

Equities	9,048	7,064	3,900	28

Fixed income	(20,949)	2,755	1,240

Foreign exchange and other[2]	3,548	3,924	3,108	(10)

Net trading income	(8,353)	13,743	8,248

thereof net gains / (losses) from financial assets designated at fair value	(30)	(397)	70

thereof net gains / (losses) from financial liabilities designated at fair value	(3,779)	(3,659)	(4,024)

1 Please refer to the table “Net Interest and Trading Income” on the previous page for the Net income from trading businesses (for an explanation, read the corresponding introductory comment).  2 Includes cash & collateral trading and commodities.

For the year ended 31 December 2007, the Group recorded a gain of CHF 659 million in Net trading income from changes in the fair value of financial liabilities designated at fair value attributable to changes in the Group’s own credit risk. The change applies to those financial liabilities designated at fair value where the Group’s own credit risk would be con-

sidered by market participants and excludes fully collateralized transactions and other instruments for which it is established market practice not to include an entity-specific adjustment for own credit. It was calculated based on a yield curve generated from observed external pricing for funding associated with new senior debt issued by the Group.

Positions with significant impact on net trading income[1,2]
For the year ended 31 December 2007	USD billion	CHF billion[3]

US Super Senior RMBS CDO	(9.2)	(10.5)

US Residential mortgage-backed securities (RMBS)	(2.6)	(2.9)

US Warehouse and retained RMBS CDO	(2.8)	(3.2)

US Reference linked notes (RLN)[4]	(1.3)	(1.5)

US Alt-A, AAA – rated RMBS backed by first lien mortgages	(0.8)	(0.9)

US Alt-A residental mortgage instruments, other	(1.2)	(1.4)

Credit valuation adjustments for monoline credit protection on US RMBS CDO	(0.8)	(0.9)

Total	(18.7)	(21.3)

1 Includes only the main positions reflected in the audited section “Risk concentrations” in Risk, Treasury and Capital Management 2007.  2 The losses of CHF 21.3 billion disclosed in this table are reflected in Net trading income of CHF (8,353) million for the year ended 31 December 2007.  3 The exchange rate represents the average rate for fourth quarter 2007 (1 USD = 1.14 CHF) ..  4 Includes US residential sub-prime and Alt-A mortgage components of the RLN program.

Note 4 Net Fee and Commission Income
	For the year ended			% change from
CHF million	31.12.07	31.12.06	31.12.05	31.12.06

Equity underwriting fees	2,564	1,834	1,341	40

Debt underwriting fees	1,178	1,279	1,264	(8)

Total underwriting fees	3,742	3,113	2,605	20

M & A and corporate finance fees	2,768	1,852	1,460	49

Brokerage fees	10,281	8,053	6,718	28

Investment fund fees	7,422	5,858	4,750	27

Fiduciary fees	297	252	212	18

Custodian fees	1,367	1,266	1,176	8

Portfolio and other management and advisory fees	7,790	6,622	5,310	18

Insurance-related and other fees	423	449	372	(6)

Total securities trading and investment activity fees	34,090	27,465	22,603	24

Credit-related fees and commissions	279	269	306	4

Commission income from other services	1,017	1,064	1,027	(4)

Total fee and commission income	35,386	28,798	23,936	23

Brokerage fees paid	2,610	1,904	1,631	37

Other	2,142	1,438	1,121	49

Total fee and commission expense	4,752	3,342	2,752	42

Net fee and commission income	30,634	25,456	21,184	20

Note 5 Other Income
	For the year ended			% change from
CHF million	31.12.07	31.12.06	31.12.05	31.12.06

Associates and subsidiaries

Net gains from disposals of consolidated subsidiaries	(70)	(11)	1	(536)

Net gains from disposals of investments in associates	28	21	26	33

Equity in income of associates	145	106	57	37

Total	103	116	84	(11)

Financial investments available-for-sale

Net gains from disposals	3,338	921	231	262

Impairment charges	(71)	(12)	(26)	(492)

Total	3,267	909	205	259

Net income from investments in property[1]	108	61	42	77

Net gains from investment properties[2]	31	5	12	520

Other	143	204	218	(30)

Total other income from Financial Businesses	3,652	1,295	561	182

Other income from industrial holdings	680	303	566	124

Total other income	4,332	1,598	1,127	171

1 Includes net rent received from third parties and net operating expenses.  2 Includes unrealized and realized gains from investment properties at fair value.

Additional information about Net gains from disposals on Financial investments available-for-sale
In late June 2007, UBS disposed of its 20.7% stake in Julius Baer for a total consideration of CHF 3,951 million. UBS received the Julius Baer shares as part of the consideration in connection with the sale of Private Banks & GAM to Julius Baer in December 2005. UBS had agreed to certain lock-up obligations which expired on 25 May 2007. The interest in Julius Baer was accounted for as a Financial investment available-for-sale, and the sale resulted in a realized gain, which was previously deferred in Equity, of CHF 1,950 million pre-tax in 2007. On a post-tax basis, the gain on sale was CHF 1,926 million.

In addition, UBS recorded a pre-tax gain of CHF 634 million from the demutualization of Bovespa (the Brazilian stock exchange) and the Brazilian Mercantile & Futures Exchange.

Financial Statements
Notes to the Financial Statements

Note 6 Personnel Expenses
	For the year ended			% change from
CHF million	31.12.07	31.12.06	31.12.05	31.12.06

Salaries and bonuses	20,057	19,011	15,867	6

Contractors	630	822	823	(23)

Insurance and social security contributions	1,221	1,376	1,257	(11)

Contribution to retirement plans	922	802	712	15

Other personnel expenses	1,968	1,580	1,408	25

Total personnel expenses	24,798	23,591	20,067	5

Note 7 General and Administrative Expenses
	For the year ended			% change from
CHF million	31.12.07	31.12.06	31.12.05	31.12.06

Occupancy	1,583	1,429	1,271	11

Rent and maintenance of IT and other equipment	702	650	601	8

Telecommunications and postage	950	907	839	5

Administration	1,002	794	716	26

Marketing and public relations	587	603	517	(3)

Travel and entertainment	1,032	937	731	10

Professional fees	1,108	922	622	20

Outsourcing of IT and other services	1,234	1,090	869	13

Other	267	648	338	(59)

Total general and administrative expenses	8,465	7,980	6,504	6

Note 8 Earnings per Share (EPS) and Shares Outstanding
	For the year ended			% change from
	31.12.07	31.12.06	31.12.05	31.12.06

Basic earnings (CHF million)

Net profit attributable to UBS shareholders	(4,384)	12,257	14,029

from continuing operations	(4,785)	11,469	9,748

from discontinued operations	401	788	4,281	(49)

Diluted earnings (CHF million)

Net profit attributable to UBS shareholders	(4,384)	12,257	14,029

Less: (Profit) / loss on equity derivative contracts	(16)	(8)	(22)	(100)

Net profit attributable to UBS shareholders for diluted EPS	(4,400)	12,249	14,007

from continuing operations	(4,801)	11,461	9,749

from discontinued operations	401	788	4,258	(49)

Weighted average shares outstanding

Weighted average shares outstanding[1]	1,926,328,078	1,976,405,800	2,013,987,754	(3)

Potentially dilutive ordinary shares resulting from unvested exchangeable shares, options and warrants outstanding[2]	1,370,654	82,429,012	83,203,786	(98)

Weighted average shares outstanding for diluted EPS	1,927,698,732	2,058,834,812	2,097,191,540	(6)

Earnings per share (CHF)

Basic	(2.28)	6.20	6.97

from continuing operations	(2.49)	5.80	4.84

from discontinued operations	0.21	0.40	2.13	(48)

Diluted	(2.28)	5.95	6.68

from continuing operations	(2.49)	5.57	4.65

from discontinued operations	0.21	0.38	2.03	(45)

1 Includes an average of 490,118 and 143,809 exchangeable shares for the years ended 31 December 2007 and 31 December 2006, respectively, that can be exchanged into the same number of UBS shares.  2 Due to the net loss in 2007, 50,132,221 potential ordinary shares from unexercised employee shares and in-the-money options are not considered as they have an anti-dilutive effect for the year ended 31 December 2007. Total equivalent shares outstanding on out-of-the-money options that were not dilutive for the respective periods but could potentially dilute earnings per share in the future were 119,309,645; 37,229,136; and 29,117,750 for the years ended 31 December 2007, 31 December 2006 and 31 December 2005, respectively.

Shares outstanding
	As of			% change from
	31.12.07	31.12.06	31.12.05	31.12.06

Total ordinary shares issued	2,073,547,344	2,105,273,286	2,177,265,044	(2)

Second trading line treasury shares

2005 program			67,770,000

2006 program		22,600,000

Other treasury shares	158,105,524	141,875,699	140,749,748	11

Total treasury shares	158,105,524	164,475,699	208,519,748	(4)

Shares outstanding	1,915,441,820	1,940,797,587	1,968,745,296	(1)

Financial Statements
Notes to the Financial Statements

Balance Sheet: Assets

Note 9a Due from Banks and Loans (Held at Amortized Cost)
By type of exposure
CHF million	31.12.07	31.12.06

Banks[1]	60,935	50,456

Allowance for credit losses	(28)	(30)

Net due from banks	60,907	50,426

Loans[1]

Residential mortgages	122,435	124,548

Commercial mortgages	21,058	19,989

Other loans	193,374	154,531

Subtotal	336,867	299,068

Allowance for credit losses	(1,003)	(1,226)

Net loans	335,864	297,842

Net due from banks and loans (held at amortized cost)	396,771	348,268

1 Includes Due from banks and loans from industrial holdings in the amount of CHF 27 million and CHF 93 million for 2007 and 2006, respectively.

Additional information about due from banks, loans (held at amortized cost) and loans designated at fair value
CHF million	31.12.07	31.12.06

Net due from banks and loans (held at amortized cost)	396,771	348,268

Loans designated at fair value[2]	4,116	2,252

Total	400,887	350,520

2 Equals the sum of Loans and Structured loans in Note 12.

By geographical region (based on the location of the borrower)
CHF million	31.12.07	31.12.06

Switzerland	166,435	163,090

Rest of Europe / Middle East / Africa	79,322	67,584

Americas	128,318	102,768

Asia Pacific	27,843	18,334

Subtotal	401,918	351,776

Allowance for credit losses	(1,031)	(1,256)

Net due from banks, loans (held at amortized cost) and loans designated at fair value	400,887	350,520

By type of collateral
CHF million	31.12.07	31.12.06

Secured by real estate	145,927	146,518

Collateralized by securities	133,912	85,200

Guarantees and other collateral	42,330	27,000

Unsecured	79,749	93,058

Subtotal	401,918	351,776

Allowance for credit losses	(1,031)	(1,256)

Net due from banks, loans (held at amortized cost) and loans designated at fair value	400,887	350,520

Note 9b Allowances and Provisions for Credit Losses
		Collective loan
	Specific allowances	loss allowances
CHF million	and provisions	and provisions	Total 31.12.07	Total 31.12.06

Balance at the beginning of the year	1,294	38	1,332	1,776

Write-offs	(321)	0	(321)	(363)

Recoveries	55	0	55	62

Increase / (decrease) in credit loss allowances and provisions	242	(4)	238	(156)

Disposals	(131)	0	(131)	0

Foreign currency translation and other adjustments	(9)	0	(9)	13

Balance at the end of the year	1,130	34	1,164	1,332 [1]

1 During 2006, all country provisions were released.

		Collective loan
	Specific allowances	loss allowances
CHF million	and provisions	and provisions	Total 31.12.07	Total 31.12.06

As a reduction of Due from banks	28	0	28	30

As a reduction of Loans	969	34	1,003	1,226

As a reduction of other balance sheet positions	70	0	70	0

Subtotal	1,067	34	1,101	1,256

Included in Other liabilities related to provisions for contingent claims	63	0	63	76

Total allowances and provisions for credit losses	1,130	34	1,164	1,332

Note 9c Impaired Due from Banks and Loans
CHF million	31.12.07	31.12.06

Total gross impaired due from banks and loans[1]	2,392	2,628

Allowance for impaired due from banks	28	30

Allowance for impaired loans	969	1,188

Total allowances for credit losses related to impaired due from banks and loans	997	1,218

Average total gross impaired due from banks and loans[2]	2,483	3,003

1 All impaired due from banks and loans have a specific allowance for credit losses.  2 Average balances are calculated from quarterly data.

CHF million	31.12.07	31.12.06

Total gross impaired due from banks and loans	2,392	2,628

Estimated liquidation proceeds of collateral	(1,104)	(1,059)

Net impaired due from banks and loans	1,288	1,569

Total allowances for credit losses related to impaired due from banks and loans	997	1,218

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

CHF million	31.12.07	31.12.06

Total gross non-performing due from banks and loans	1,481	1,918

Total allowances for credit losses related to non-performing due from banks and loans	873	1,112

Average total gross non-performing due from banks and loans[1]	1,820	2,135

1 Average balances are calculated from quarterly data.

CHF million	31.12.07	31.12.06

Non-performing due from banks and loans at the beginning of the year	1,918	2,363

Net additions / (reductions)	(165)	(157)

Write-offs and disposals	(272)	(288)

Non-performing due from banks and loans at the end of the year	1,481	1,918

By type of exposure
CHF million	31.12.07	31.12.06

Banks	26	29

Loans

Secured by real estate	428	561

Other	1,027	1,328

Total loans	1,455	1,889

Total non-performing due from banks and loans	1,481	1,918

By geographical region (based on the location of borrower)
CHF million	31.12.07	31.12.06

Switzerland	1,349	1,744

Rest of Europe / Middle East / Africa	78	106

Americas	51	62

Asia Pacific	3	6

Total non-performing due from banks and loans	1,481	1,918

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

Balance sheet assets
	Cash collateral on	Reverse repurchase	Cash collateral on	Reverse repurchase
	securities borrowed	agreements	securities borrowed	agreements
CHF million	31.12.07	31.12.07	31.12.06	31.12.06

By counterparty

Banks	48,480	221,575	53,538	209,606

Customers	158,583	155,353	298,052	196,228

Total	207,063	376,928	351,590	405,834

Note 10 Securities Borrowing, Securities Lending, Repurchase and Reverse Repurchase Agreements (continued)
Balance sheet liabilities
	Cash collateral on	Repurchase	Cash collateral on	Repurchase
	securities lent	agreements	securities lent	agreements
CHF million	31.12.07	31.12.07	31.12.06	31.12.06

By counterparty

Banks	29,512	139,156	44,118	274,910

Customers	2,109	166,731	18,970	270,570

Total	31,621	305,887	63,088	545,480

Note 11 Trading Portfolio

The Group trades in debt instruments (including money market paper and tradable loans), equity instruments, precious metals, other commodities and derivatives to meet the financial needs of its customers and to generate revenue. Note 23 provides a description of the various classes of derivative instruments.

CHF million	31.12.07	31.12.06

Trading portfolio assets

Money market paper	76,866	86,790

thereof pledged as collateral with central banks	198	20,053

thereof pledged as collateral (excluding central banks)	35,604	45,356

thereof pledged as collateral and can be repledged or resold by counterparty	32,239	38,173

Debt instruments

Swiss government and government agencies	304	340

US Treasury and government agencies	75,137	114,714

Other government agencies	57,864	71,170

Corporate listed	127,990	214,129

Other – unlisted	152,669	111,001

Total	413,964	511,354

thereof pledged as collateral	170,276	244,697

thereof can be repledged or resold by counterparty	106,747	158,549

Equity instruments

Listed	181,034	183,731

Unlisted	25,968	27,938

Total	207,002	211,669

thereof pledged as collateral	26,870	56,760

thereof can be repledged or resold by counterparty	25,325	54,756

Traded loans	47,122	47,630

Precious metals and other commodities[1]	29,418	21,071

Total trading portfolio assets	774,372	878,514

Trading portfolio liabilities

Debt instruments

Swiss government and government agencies	85	129

US Treasury and government agencies	50,187	81,385

Other government agencies	40,610	58,538

Corporate listed	24,722	21,788

Other – unlisted	4,822	2,101

Total	120,426	163,941

Equity instruments	44,362	40,832

Total trading portfolio liabilities	164,788	204,773

1 Other commodities predominantly consist of energy.

Financial Statements
Notes to the Financial Statements

Note 12 Financial Assets Designated at Fair Value
CHF million	31.12.07	31.12.06

Loans	3,633	2,104

Structured loans	483	148

Reverse repurchase and securities borrowing agreements

Banks	4,289	2,942

Customers	1,232	307

Other financial assets	2,128	429

Total financial assets designated at fair value	11,765	5,930

The maximum exposure to credit loss of all items in the above table except for Other financial assets is equal to the fair value (CHF 9,637 million at 31 December 2007 and CHF 5,501 million at 31 December 2006). Other financial assets are generally comprised of equity investments and are not directly exposed to credit risk. The maximum exposure to credit loss at 31 December 2007 and 31 December 2006 is mitigated by collateral of CHF 5,830 million and CHF 3,712 million, respectively.

The amount by which credit derivatives or similar instruments mitigate the maximum exposure to credit loss of loans and structured loans designated at fair value is as follows:

CHF million	31.12.07	31.12.06

Notional amount of loans and structured loans	4,166	2,348

Credit derivatives related to loans and structured loans – notional amounts[1]	3,351	663

Credit derivatives related to loans and structured loans – fair value[1]	59	2

Additional Information
				Cumulative from
				inception until
	For the year ended			the year ended
CHF million	31.12.07	31.12.06	[2]	31.12.07

Change in fair value of loans and structured loans designated at fair value, attributable to changes in credit risk[3]	(87)	(8)		(98)

Change in fair value of credit derivatives and similar instruments which mitigate the maximum exposure to credit loss of loans and structured loans designated at fair value[3]	58	2		59

1 Credit derivatives and similar instruments include credit default swaps, credit-linked notes, total return swaps, put options, and similar instruments. These are generally used to manage credit risk when UBS has a direct credit exposure to the counterparty, which has not otherwise been collateralized.  2 Also equals the cumulative amount from inception for the year ended 31 December 2006.  3 Current and cumulative changes in the fair value of loans attributable to changes in their credit risk are only calculated for those loans outstanding at the balance sheet date. Current and cumulative changes in the fair value of credit derivatives hedging such loans include all the derivatives which have been used to mitigate credit risk of these loans since designation at fair value. For loans reported under the fair value option, changes in fair value due to changes in the credit standing of the borrower are calculated using counterparty credit information obtained from independent market sources.

Note 13 Financial Investments Available-for-Sale
CHF million	31.12.07	31.12.06

Money market paper	349	354

Other debt instruments

Listed	317	260

Unlisted	717	261

Total	1,034	521

Equity instruments

Listed	1,865	5,880

Unlisted	1,718	2,182

Total	3,583	8,062

Total financial investments available-for-sale	4,966	8,937

Net unrealized gains / (losses) – before tax	1,900	3,723

Net unrealized gains / (losses) – after tax	1,503	2,906

Note 14 Investments in Associates
CHF million	31.12.07	31.12.06

Carrying amount at the beginning of the year	1,523	2,956

Additions	1,656	542

Disposals	(846)	(2,043)

Transfers	(367)	13

Income[1]	137	156

Impairments[2]	(17)	(27)

Dividends paid	(42)	(33)

Foreign currency translation	(65)	(41)

Carrying amount at the end of the year	1,979	1,523

1 Income of CHF (8) million and CHF 50 million is related to industrial holdings for 2007 and 2006 respectively, of which CHF 11 million is related to discontinued operations for 2006.  2 Impairments of CHF 17 million and CHF 27 million are related to industrial holdings for 2007 and 2006, respectively.

Significant associated companies of the Group had the following balance sheet and income statement totals on an aggregated basis, not adjusted for the Group’s proportionate interest. See Note 33 for a list of significant associates.

CHF million	31.12.07	31.12.06

Assets	9,189	27,299

Liabilities	2,524	22,831

Revenues	1,228	1,888

Net profit	321	318

Note 15 Property and Equipment
At historical cost less accumulated depreciation
				Other	Plant and
		Leasehold	IT, software	machines	manu-
	Own-used	improve-	and com-	and	facturing	Projects in
CHF million	properties	ments	munication	equipment	equipment	progress	31.12.07	31.12.06

Historical cost

Balance at the beginning of the year	9,286	3,210	4,477	893	53	558	18,477	21,670

Additions	90	287	477	205	2	666	1,727	1,793

Additions from acquired companies	0	4	0	2	0	0	6	29

Disposals / write-offs[1]	(80)	(382)	(317)	(204)	(25)	0	(1,008)	(4,915)

Reclassifications	(28)	314	136	31	0	(529)	(76)	(26)

Foreign currency translation	(26)	(136)	(169)	(42)	(1)	(29)	(403)	(74)

Balance at the end of the year	9,242	3,297	4,604	885	29	666	18,723	18,477

Accumulated depreciation

Balance at the beginning of the year	4,930	2,096	3,887	623	42	0	11,578	12,275

Depreciation [2,3]	231	299	608	110	5	0	1,253	1,325

Disposals / write-offs[1]	(28)	(342)	(310)	(174)	(19)	0	(873)	(1,942)

Reclassifications	(10)	0	(4)	0	0	0	(14)	(10)

Foreign currency translation	(2)	(85)	(159)	(19)	(1)	0	(266)	(70)

Balance at the end of the year	5,121	1,968	4,022	540	27	0	11,678	11,578

Net book value at the end of the year[4]	4,121	1,329	582	345	2	666	7,045	6,899

1 Includes write-offs of fully depreciated assets.  2 Depreciation expense of CHF 2 million and CHF 73 million is related to discontinued operations for 2007 and 2006, respectively.  3 In 2007, amounts include CHF 30 million in impairments of leasehold improvements and CHF 4 million in impairments of other machines and equipment. The 2006 amount includes a CHF 34 million software impairment.   4 Fire insurance value of property and equipment is CHF 14,689 million (2006: CHF 13,596 million).

Financial Statements
Notes to the Financial Statements

Note 15 Property and Equipment (continued)
At fair value
CHF million	31.12.07	31.12.06

Balance at the beginning of the year	14	28

Additions	182	0

Sales	0	(14)

Revaluations	7	0

Foreign currency translation	(14)	0

Balance at the end of the year	189	14

Note 16 Goodwill and Intangible Assets

At year-end 2007, five out of six segments carry goodwill, of which Industrial Holdings has less than 1% of the total balance. Business Banking Switzerland carries no goodwill. For the purpose of testing goodwill for impairment, UBS determines the recoverable amount of its segments on the basis of value in use.

The recoverable amount is determined using a proprietary model based on the discounted cash flow method, which has been adapted to give effect to the special features of the banking business and its regulatory environment. The recoverable amount is determined by estimating streams of earnings available to shareholders in the next four quarters based on a rolling forecast process, discounted to their present values. The terminal value reflecting all periods beyond the first year is calculated on the basis of the estimated individual return on equity for each segment, which is derived from the forecast first-year profit, the underlying equity, the cost of equity and the long-term growth rate. The recoverable amount of the segments is the sum of earnings available to shareholders from the first year and the terminal value. The model is most sensitive to changes in the forecast earnings available to shareholders in year one, the estimated return on equity, the underlying equity, the cost of equity and to changes in the long-term growth rate. The applied long-term growth rate is based on long-term risk-free interest rates. Earnings available to shareholders are estimated based on forecast results, business initiatives and planned capital investments and returns to shareholders. Valuation parameters used within the Group’s impairment test model are linked to external market information, where applicable. Discount rates applied are 9% for Wealth Management International & Switzerland and for Business Banking Switzer-land, 10.5% for Wealth Management US and Global Asset Management and 11.5% for Investment Bank.

Management believes that reasonable changes in key assumptions used to determine the recoverable amounts of segments will not result in an impairment situation. Due to the significant losses incurred by the Investment Bank, the fair value obtained from the model calculation was subject to a stress test by decreasing forecast cash flows by one third and at the same time increasing the discount rate by 3.5% to 15%. The stress value obtained was still significantly above the book value of the Investment Bank which decreased substantially as a result of the losses incurred in 2007.

Note 16 Goodwill and Intangible Assets (continued)
	Goodwill		Intangible assets
			Customer
			relationships,
			contractual
CHF million	Total	Infrastructure	rights and other	Total	31.12.07	31.12.06

Historical cost

Balance at the beginning of the year	12,464	942	2,087	3,029	15,493	14,385

Additions and reallocations	940	0	(328)	(328)	612	3,336

Disposals	0	0	(3)	(3)	(3)	(1,373)

Write-offs[1]	0	0	(175)	(175)	(175)	(28)

Foreign currency translation	(575)	(66)	38	(28)	(603)	(827)

Balance at the end of the year	12,829	876	1,619	2,495	15,324	15,493

Accumulated amortization

Balance at the beginning of the year		291	429	720	720	899

Amortization[2]		46	236	282	282	196

Disposals		0	(3)	(3)	(3)	(301)

Write-offs[1]		0	(175)	(175)	(175)	(28)

Foreign currency translation		(22)	(16)	(38)	(38)	(46)

Balance at the end of the year		315	471	786	786	720

Net book value at the end of the year	12,829	561	1,148	1,709	14,538	14,773

1 Represents write-offs of fully amortized intangible assets.  2 Amortization expense of CHF 43 million is related to discontinued operations for 2006.

The following table presents the disclosure of goodwill and intangible assets by Business unit for the year ended 31 December 2007.

	Balance at					Balance at
	the beginning	Additions and			Foreign currency	the end
CHF million	of the year	reallocations	Disposals	Amortization	translation	of the year

Goodwill

Wealth Management International & Switzerland	1,645	125	0		(73)	1,697

Wealth Management US	4,006	193	0		(292)	3,907

Business Banking Switzerland	0	0	0		0	0

Global Asset Management	1,531	495	0		(26)	2,000

Investment Bank	5,262	127	0		(182)	5,207

Corporate Center	0	0	0		0	0

Industrial Holdings	20	0	0		(2)	18

UBS	12,464	940	0		(575)	12,829

Intangible assets

Wealth Management International & Switzerland	325	(22)	0	(19)	4	288

Wealth Management US	793	58	0	(66)	(56)	729

Business Banking Switzerland	0	0	0	0	0	0

Global Asset Management	498	(262)	0	(19)	47	264

Investment Bank	688	(110)	0	(172)	16	422

Corporate Center	0	0	0	0	0	0

Industrial Holdings	5	8	0	(6)	(1)	6

UBS	2,309	(328)	0	(282)	10	1,709

Financial Statements
Notes to the Financial Statements

Note 16 Goodwill and Intangible Assets (continued)

The estimated, aggregated amortization expenses for intangible assets are as follows:

CHF million	Intangible assets

Estimated, aggregated amortization expenses for:

2008	198

2009	195

2010	179

2011	166

2012	141

2013 and thereafter	830

Total	1,709

Note 17 Other Assets

CHF million	Note	31.12.07	31.12.06

Deferred tax assets	22	3,031	3,686

Settlement and clearing accounts		6,370	3,159

VAT and other tax receivables		454	318

Prepaid pension costs		886	814

Properties held for sale		1,145	1,254

Accounts receivable trade		28	114

Inventory – industrial holdings		44	68

Other receivables		6,042	7,836

Total other assets		18,000	17,249

Balance Sheet: Liabilities

Note 18 Due to Banks and Customers

CHF million	31.12.07	31.12.06

Due to banks	145,762	203,689

Due to customers in savings and investment accounts	109,128	114,264

Other amounts due to customers	532,764	441,622

Total due to customers	641,892	555,886

Total due to banks and customers	787,654	759,575

Note 19 Financial Liabilities Designated at Fair Value and Debt Issued

Financial liabilities designated at fair value

CHF million	31.12.07	31.12.06

Bonds and compound debt instruments issued	183,143	135,646

Compound debt instruments – OTC	8,251	9,967

Loan commitments[1]	459	74

Total	191,853	145,687

1 Loan commitments recognized as Financial liabilities designated at fair value, until drawn down and recognized as loans.

The contractual redemption amount at maturity of Financial liabilities designated at fair value through profit or loss approximates the carrying value at 31 December 2007 and 31 December 2006. Refer to Note 1a7) for details.

Debt issued (held at amortized cost)

CHF million	31.12.07	31.12.06

Short-term debt: Money market paper issued	152,256	119,584

Long-term debt:

Bonds

Senior	52,265	53,509

Subordinated	14,129	14,774

Shares in bond issues of the Swiss Regional or Cantonal Banks’ Central Bond Institutions	199	38

Medium-term notes	3,228	2,238

Subtotal long-term debt	69,821	70,559

Total	222,077	190,143

Financial Statements
Notes to the Financial Statements

Note 19 Financial Liabilities Designated at Fair Value and Debt Issued (continued)

The Group uses interest rate and foreign exchange derivatives to manage the risks inherent in certain debt issues (held at amortized cost). In the case of interest rate risk management, the Group applies hedge accounting as discussed in Note 1 a14) and Note 23 – Derivative Instruments and Hedge Accounting. As a result of applying hedge accounting, at 31 December 2007 and 31 December 2006, the carrying value of debt issued was CHF 138 million higher and CHF 256 million higher, respectively, reflecting changes in fair value due to interest rate movements.

The Group issues both CHF and non-CHF denominated fixed-rate and floating-rate debt.
Subordinated debt securities are unsecured obligations of the Group that are subordinated in right of payment to all present and future senior indebtedness and certain other obligations of the Group. At 31 December 2007 and 31 December 2006, the Group had CHF 14,129 million and CHF
14,774 million, respectively, in subordinated debt. Subordinated debt usually pays fixed interest annually or floating-rate interest based on the three-month or six-month London Interbank Offered Rate (LIBOR) and provides for single principal payments upon maturity.
At 31 December 2007 and 31 December 2006, the Group had CHF 238,835 million and CHF 191,431 million, respectively, in unsubordinated debt (excluding money market paper, compound debt instruments – OTC and loan commitments designated at fair value).
The following table shows the split between fixed-rate and floating-rate debt issues based on the contractual terms. However, it should be noted that the Group uses interest rate swaps to hedge many of the fixed-rate debt issues, which changes their repricing characteristics into those of floating-rate debt.

Contractual maturity dates
								Total	Total
CHF million, except where indicated	2008	2009	2010	2011	2012	2013–2017	Thereafter	31.12.07	31.12.06

UBS AG (Parent Bank)

Senior debt

Fixed rate	94,098	12,357	14,030	8,136	10,835	11,969	4,007	155,432	109,987

Interest rates (range in %)	0–36.5	0–13.5	0–13.25	0–10.25	0–10	0–11.55	0–15

Floating rate	64,189	15,526	13,456	2,276	7,205	8,217	20,845	131,714	93,904

Subordinated debt

Fixed rate	0	515	0	0	0	6,109	3,165	9,789	9,414

Interest rates (range in %)		5.875				2.375–7.375	3.385–8.75

Floating rate	0	0	0	0	0	4,340	0	4,340	5,360

Subtotal	158,287	28,398	27,486	10,412	18,040	30,635	28,017	301,275	218,665

Subsidiaries

Senior debt

Fixed rate	46,259	887	1,802	1,166	412	1,913	24,424	76,863	86,862

Interest rates (range in %)	0–12.25	0–10.5	0–12	0–20	0–11.885	0–35	0–35

Floating rate	5,945	4,006	6,511	4,312	1,454	6,394	7,170	35,792	30,303

Subordinated debt

Fixed rate	0	0	0	0	0	0	0	0	0

Interest rates (range in %)

Floating rate	0	0	0	0	0	0	0	0	0

Subtotal	52,204	4,893	8,313	5,478	1,866	8,307	31,594	112,655	117,165

Total	210,491	33,291	35,799	15,890	19,906	38,942	59,611	413,930	335,830

The table above indicates fixed interest rate coupons ranging from 0 up to 36.5% on the Group’s bonds. The high or low coupons generally relate to structured debt issues prior to the separation of embedded derivatives. As a result, the stated

interest rate on such debt issues generally does not reflect the effective interest rate the Group is paying to service its debt after the embedded derivative has been separated and, where applicable, the application of hedge accounting.

Note 20 Other Liabilities

CHF million	Note	31.12.07	31.12.06

Provisions	21	1,673	1,672

Provisions for contingent claims	9b	63	76

Current tax liabilities		2,000	4,258

Deferred tax liabilities	22	2,069	2,674

VAT and other tax payables		1,079	931

Settlement and clearing accounts		7,476	3,715

Amounts due under unit-linked investment contracts		27,455	33,645

Accounts payable		15	91

Other payables		18,946	16,189

Total other liabilities		60,776	63,251

Note 21 Provisions
				Total	Total
CHF million	Operational[1]	Litigation[2]	Other[3]	31.12.07	31.12.06[3]

Balance at the beginning of the year	185	699	788	1,672	2,072

Additions from acquired companies	0	0	0	0	26

Increase in provisions recognized in the income statement	302	318	110	730	630

Release of provisions recognized in the income statement	(41)	(117)	(58)	(216)	5

Provisions used in conformity with designated purpose	(123)	(386)	(61)	(570)	(466)

Capitalized reinstatement costs	0	0	6	6	22

Disposal of subsidiaries	0	0	(16)	(16)	(607)

Reclassifications	(6)	6	155	155	36

Foreign currency translation	(19)	(46)	(23)	(88)	(46)

Balance at the end of the year	298	474	901	1,673	1,672

1 Includes provisions for litigation resulting from security risks and transaction processing risks.   2 Includes litigation resulting from legal, liability and compliance risks.   3 Other amounts include: In 2006, in connection with a strategy review of its business and a review of its office space planning, Wealth Management US decided not to use office space rented by UBS under a long-term contract in a new building in New Jersey. Senior management approved a proposal to enter into a 10-year sublease contract with an external party for the unused office space. Under the terms of this contract, the sublease income is not sufficient to cover the rent UBS pays under its original contract and costs incurred for arranging the sublease. UBS recorded a provision to cover the shortfall of this onerous lease contract which amounted to CHF 105 million on 31 December 2007 and CHF 185 million on 31 December 2006.

Litigation

UBS Group operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. As a result, UBS is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, particularly in the earlier stages of a case. In certain circumstances, to avoid the expense and distraction of legal proceedings, UBS may, based on a cost-benefit analysis, enter a settlement even though UBS denies any wrongdoing. The Group makes provisions for cases brought against it only when after seeking legal advice, in the opinion of manage-

ment, it is probable that a liability exists, and the amount can be reasonably estimated (see table above). No provision is made for claims asserted against the Group that in the opinion of management are without merit and where it is not likely that UBS will be found liable.

Currently, UBS is responding to a number of regulatory inquiries and investigations, and is involved in a number of litigations and disputes, related to the sub-prime crisis, sub-prime securities, and structured transactions involving sub-prime securities. These matters concern, among other things, UBS’s valuations, disclosures, write-downs, underwriting, and contractual obligations.

Financial Statements
Notes to the Financial Statements

Note 21 Provisions (continued)

At 31 December 2007, UBS is involved in the following legal proceedings which could be material to the Group in a given reporting period:
a)	Tax Shelter: In connection with a criminal investigation of tax shelters, the United States Attorney’s Office for the Southern District of New York (“US Attorney’s Office”) is examining UBS’s conduct in relation to certain tax-oriented transactions in which UBS and others engaged during the years 1996–2000. Some of these transactions were the subject of the Deferred Prosecution Agreement which the accounting firm KPMG LLP entered into with the US Attorney’s Office in August 2005, and are at issue in United States v. Stein, S1 05 Cr. 888 (LAK). UBS is cooperating in the government’s investigation.
b)	Municipal Bonds: In November 2006, UBS and others received subpoenas from the US Department of Justice, Antitrust Division, and the SEC relating to derivative transactions entered into with municipal bond issuers and to the investment of proceeds of municipal bond issuances. Both investigations are ongoing, and UBS is cooperating. In the SEC investigation, on 4 February 2008, UBS received a “Wells notice” advising that the SEC staff is considering recommending that the SEC bring a civil action against UBS AG in connection with the bidding of various financial instruments associated with municipal securities. Under the SEC’s Wells process, UBS will have the opportunity to set forth reasons of law, policy or fact why such an action should not be brought.
c)	HealthSouth: UBS is defending itself in two purported securities class actions brought in the US District Court of the Northern District of Alabama by holders of stock and bonds in HealthSouth Corp. UBS also is a defendant in HealthSouth derivative litigation in Alabama State Court and has responded to an SEC investigation relating to UBS’s role as a banker for HealthSouth.
d)	Parmalat: UBS is involved in a number of proceedings in Italy related to the bankruptcy of Parmalat. These proceedings include, inter alia, clawback proceedings against UBS Limited in connection with a structured finance transaction. Further, UBS is a defendant in two civil damages claims brought by Parmalat, one of which relates to the same structured finance transaction against UBS Limited, while the other against UBS AG relates to certain derivative transactions. In addition, UBS Limited and one current and one former UBS employee are the subject of criminal proceedings in Milan. UBS AG and UBS Limited are defendants in civil actions brought by Parmalat investors in parallel with the criminal proceedings in Milan. Furthermore, four current or former UBS employees are defendants in relation to criminal proceedings in Parma. Civil claims have also been recently filed in parallel with the criminal proceedings by Parmalat against the individuals and UBS Limited and also by Parmalat investors against the individuals, UBS AG and UBS Limited. UBS AG and UBS Limited deny the allegations made against them and against the individuals in these matters and are vigorously defending themselves in these proceedings.
e)	Insight One: In early July 2007, UBS agreed to a settlement of the InsightOne case after the New York State Attorney General filed a civil complaint regarding UBS’s fee-based brokerage program for private clients in the United States in December 2006. UBS denied that the program was part of a scheme to disadvantage clients, but chose to settle to bring the proceedings to an end. Under the settlement, UBS paid a total of USD 23.3 million, of which USD 21.3 million was paid to certain current and former InsightOne customers pursuant to an agreed-upon remediation plan, and USD 2 million was paid in penalties. In 2006, UBS established provisions sufficient to cover the settlement, and therefore the settlement did not impact UBS’s Net profit in 2007.
f)	Bankruptcy Estate of Enron: In June 2007, UBS and Enron settled adversarial proceedings in the US Bankruptcy Court for the Southern District of New York brought by Enron to avoid and recover payments made prior to filing for bankruptcy in connection with equity forward and swap transactions. UBS believed it had valid defences to all of Enron’s claims, but chose to settle to eliminate the uncertainty created by the proceeding. Under the terms of the settlement, UBS paid Enron USD 115 million and waived a proof of claim for approximately USD 5.5 million that UBS filed in Enron’s bankruptcy case. In 2006, UBS recognized a provision for more than half of the settlement amount, with the difference recognized in 2007. Therefore, the settlement did not materially impact UBS’s Net profit in 2007.

Note 22 Income Taxes
	For the year ended
CHF million	31.12.07	31.12.06	31.12.05

Tax expense from continuing operations

Domestic

Current	409	1,759	1,403

Deferred	2	(87)	86

Foreign

Current	1,064	1,534	1,427

Deferred	(164)	(421)	(451)

Total income tax expense from continuing operations	1,311	2,785	2,465

Tax expense from discontinued operations

Domestic	(258)	(12)	554

Foreign	(8)	0	28

Total income tax expense from discontinued operations	(266)	(12)	582

Total income tax expense	1,045	2,773	3,047

The Group made net tax payments, including domestic and foreign taxes, of CHF 3,663 million, CHF 2,607 million and CHF 2,394 million in 2007, 2006 and 2005 respectively.

The current tax expense for 2007 includes expenses related to prior years of CHF 493 million, of which CHF 517 million was offset by related deferred tax movements.

The components of operating profit before tax, and the differences between income tax expense reflected in the Financial Statements and the amounts calculated at the Swiss statutory rate, are as follows:

	For the year ended
CHF million	31.12.07	31.12.06	31.12.05

Operating profit from continuing operations before tax	(2,935)	14,644	12,643

Domestic	10,379	5,564	5,854

Foreign	(13,314)	9,080	6,789

Income taxes at Swiss statutory rate of 22% for 2007, 2006 and 2005	(646)	3,222	2,781

Increase / (decrease) resulting from:

Applicable tax rates differing from Swiss statutory rate	(3,019)	829	388

Tax effects of losses not recognized	6,327	21	71

Previously unrecorded tax losses now recognized	(257)	(676)	(97)

Lower taxed income	(1,587)	(941)	(551)

Non-deductible intangible asset amortization	15	21	20

Other non-deductible expenses	227	183	212

Adjustments related to prior years	(72)	316	(283)

Change in deferred tax valuation allowance	5	(548)	(156)

Other items	318	358	80

Income tax expense from continuing operations	1,311	2,785	2,465

Financial Statements
Notes to the Financial Statements

Note 22 Income Taxes (continued)

Significant components of the Group’s gross deferred income tax assets and liabilities are as follows:

CHF million	31.12.07	31.12.06

Deferred tax assets

Compensation and benefits	2,223	2,611

Net operating loss carry-forwards	10,385	1,508

Trading assets	163	768

Other	859	598

Total	13,630	5,485

Valuation allowance	(10,599)	(1,799)

Deferred tax assets recognized	3,031	3,686

Deferred tax liabilities

Compensation and benefits	109	122

Property and equipment	175	201

Financial investments and associates	690	1,221

Trading assets	498	684

Goodwill and intangible assets	173	55

Other	424	391

Deferred tax liabilities	2,069	2,674

The change in the balance of net deferred tax assets and deferred tax liabilities does not equal the deferred tax expense in those years. This is mainly due to the effects of exchange rate changes on tax assets and liabilities denominated in currencies other than CHF and the booking of some of the tax benefits related to deferred compensation through Equity. For the above purposes, the valuation allowance represents amounts that are not expected to provide future benefits, either because they are offset against potential tax adjustments or due to insufficiency of future taxable income. The deferred tax assets recognized at 31 December 2007 were as follows: Compensation and benefits: CHF 385 million, Net operating loss carry-forwards: CHF 2,419 million, Trading assets: CHF 77 million and Other: CHF 150 million.

Certain foreign branches and subsidiaries of the Group have deferred tax assets related to net operating loss carry-for-

wards and other items. Because realization of these assets is uncertain, the Group has established valuation allowances of CHF 10,599 million (CHF 1,799 million at 31 December 2006). For companies that suffered tax losses in either the current or preceding year, an amount of CHF 2,363 million (CHF 212 million at 31 December 2006) has been recognized as deferred tax assets based on expectations from profit forecasts and historical performance that sufficient taxable income will be generated in future years to utilize the tax loss carry-forwards.

The Group provides deferred income taxes on undistributed earnings of subsidiaries except to the extent that such earnings are indefinitely invested. At 31 December 2007, no such earnings were treated as indefinitely invested.
At 31 December 2007, net operating loss carry-forwards totalling CHF 19,283 million (not recognized as a deferred tax asset) are available to be offset against potential tax adjustments or future taxable income.

The carry-forwards expire as follows:	31.12.07

Within 1 year	1

From 2 to 4 years	38

After 4 years	19,244

Total	19,283

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
Derivative instruments are carried at fair value, shown in the balance sheet as separate totals of Positive replacement values (assets) and Negative replacement values (liabilities), except for futures and exchange-traded options with daily margining, which are presented as receivables and payables. Positive replacement values represent the cost to the Group of replacing all transactions with a fair value in the Group’s favor if all the relevant counterparties of the Group were to default at the same time, assuming transactions could be replaced instantaneously. Negative replacement values represent the cost to the Group’s counterparties of replacing all their transactions with the Group with a fair value in their favor if the Group were to default. Positive and negative replacement values on different transactions are only netted if the transactions are with the same counterparty, are denominated in the same currency, and the cash flows will be settled on a net basis. Changes in replacement values of derivative instruments are recognized in the income statement unless they meet the criteria for certain hedge accounting relationships, as explained in Note 1a14) Derivative instruments and hedge accounting.

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

Swaps are transactions in which two parties exchange cash flows on a specified notional amount for a predetermined period. Most swaps are traded OTC. The major types of swap transactions undertaken by the Group are as follows:
–	Interest rate swap contracts generally entail the contractual exchange of fixed-rate and floating-rate interest payments in a single currency, based on a notional amount and a reference interest rate, e. g. LIBOR.
–	Cross-currency swaps involve the exchange of interest payments based on two different currency principal balances and reference interest rates and generally also entail exchange of principal amounts at the start and / or end of the contract.
–	Credit default swaps (CDSs) are the most common form of credit derivative, under which the party buying protection makes one or more payments to the party selling protection in exchange for an undertaking by the seller to make a payment to the buyer following a credit event (as defined in the contract) with respect to a third-party credit entity (as defined in the contract). Settlement following a credit event may be a net cash amount or cash in return for physical delivery of one or more obligations of the credit entity and is made regardless of whether the protection buyer has actually suffered a loss. After a credit event and settlement, the contract is terminated.
–	Total rate of return swaps give the total return receiver exposure to all of the cash flows and economic benefits and risks of an underlying asset, without having to own the asset, in exchange for a series of payments, often based on a reference interest rate, e. g. LIBOR. The total return payer has an equal and opposite position.
–	Options are contractual agreements under which, typically, the seller (writer) grants the purchaser the right, but not the obligation, either to buy (call option) or to sell (put option) by or at a set date, a specified quantity of a financial instrument or commodity at a predetermined price. The purchaser pays a premium to the seller for this right. Options involving more complex payment structures are also transacted. Options may be traded OTC or on a regulated exchange and may be traded in the form of a security (warrant).

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
Derivative transactions may qualify as hedges for accounting purposes. These are described under the corre-

sponding headings in this note. The Group’s accounting policies for derivatives designated and accounted for as hedging instruments are explained in Note 1a14) Derivative instruments and hedge accounting, where terms used in the following sections are explained.

The Group has also entered into CDSs that provide economic hedges for credit risk exposures in the loan and traded product portfolios but do not meet the requirements for hedge accounting treatment.
The Group has also entered into a limited volume of interest rate swaps and other interest rate derivatives (e. g. futures) for day-to-day economic interest rate risk management purposes, but without applying hedge accounting. The fair value changes of such swaps are booked to Net trading income.

Fair value hedges

The Group’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate instruments due to movements in market interest rates. The fair values of outstanding interest rate derivatives designated as fair value hedges were a CHF 125 million net positive replacement value at 31 December 2007 and a CHF 222 million net positive replacement value at 31 December 2006.

Fair value hedges of interest rate risk

	For the year ended
CHF million	31.12.07	31.12.06

Gains / (losses) on hedging instruments	15	(28)

Gains / (losses) on hedged items attributable to the hedged risk	(11)	(11)

Net gains / (losses) representing ineffective portions of fair value hedges	4	(17)

In addition, the Group has entered into a fair value hedge accounting relationship using foreign exchange derivatives to protect a certain portion of equity investments available-for-sale from foreign currency exposure. The time value associated with the FX derivatives is excluded from the evalua-

tion of hedge ineffectiveness. The fair value of outstanding FX derivatives designated as fair value hedges was a CHF 0 million at 31 December 2007 and CHF 1 million net positive replacement value at 31 December 2006.

Fair value hedges of foreign exchange risk

	For the year ended
CHF million	31.12.07	31.12.06

Gains / (losses) on hedging instruments	42	49

Gains / (losses) on hedged items attributable to the hedged risk	(44)	(44)

Net gains / (losses) representing ineffective portions of fair value hedges	(2)	5

Note 23 Derivative Instruments and Hedge Accounting (continued)

Fair value hedges of portfolio interest rate risk

The Group also applies fair value hedge accounting of portfolio interest rate risk. The change in fair value of the hedged items is recorded separately from the hedged item on the balance sheet. The fair value of derivatives designated for this hedge method at 31 December 2007 was a CHF 58 million net positive replacement value and at 31 December 2006 was a CHF 21 million net positive replacement value.

Fair value hedges of portfolio interest rate risk

	For the year ended
CHF million	31.12.07	31.12.06

Gains / (losses) on hedging instruments	37	15

Gains / (losses) on hedged items attributable to the hedged risk	(30)	(23)

Net gains / (losses) representing ineffective portions of fair value hedges	7	(8)

Cash flow hedges of forecast transactions

The Group is exposed to variability in future interest cash flows on non-trading assets and liabilities that bear interest at variable rates or are expected to be refunded or reinvested in the future. The amounts and timing of future cash flows, representing both principal and interest flows, are projected for each portfolio of financial assets and liabilities, based on contractual terms and other relevant factors including esti-

mates of prepayments and defaults. The aggregate principal balances and interest cash flows across all portfolios over time form the basis for identifying the non-trading interest rate risk of the Group, which is hedged with interest rate swaps, the maximum maturity of which is 22 years.

The schedule of forecast principal balances on which the expected interest cash flows arise as of 31 December 2007 is shown below.

Forecast cash flows

CHF billion	< 1 year	1–3 years	3–5 years	5–10 years	over 10 years

Cash inflows (assets)	218	395	285	273	15

Cash outflows (liabilities)	84	147	106	102	2

Net cash flows	134	248	179	171	13

Gains and losses on the effective portions of derivatives designated as cash flow hedges of forecast transactions are initially recorded in Equity as Net income recognized directly in equity and are transferred to current period earnings when the forecast cash flows affect net profit or loss. The gains and losses on ineffective portions of such derivatives are recognized immediately in the income statement. A CHF 443 million gain, a CHF 36 million loss and a CHF 35 million gain were recognized in 2007, 2006 and 2005, respectively, due to hedge ineffectiveness.

As of 31 December 2007 and 2006, the fair values of outstanding derivatives designated as cash flow hedges of forecast transactions were a CHF 99 million net positive replacement value and a CHF 462 million net negative replacement value, respectively. No Swiss franc hedging interest rate swaps were terminated during 2007 or 2006. At the end of 2007 and 2006, unrecognized income of CHF 135 million and CHF 214 million associated with terminated swaps remained deferred in Equity. It will be removed from Equity when the hedged cash flows have an impact on net profit or loss. Amounts reclassified from Net income recognized directly in Equity to current period earnings due to discontinuation of hedge accounting were a CHF 79 million net gain in 2007, a CHF 132 million net gain in 2006 and a CHF 243 million net gain in 2005. These amounts were recorded in Net interest income.

Financial Statements
Notes to the Financial Statements

Note 23 Derivative Instruments and Hedge Accounting (continued)

Risks of derivative instruments

Derivative instruments are transacted in many trading portfolios, which generally include several types of instruments, not just derivatives. The market risk of derivatives is managed and controlled as an integral part of the market risk of these portfolios. The Group’s approach to market risk is described in the audited “Market risk” section in Risk, Treasury and Capital Management 2007.
Derivative instruments are transacted with many different counterparties, most of whom are also counterparties for other types of business. The credit risk of derivatives is managed and controlled in the context of the Group’s overall credit exposure to each counterparty. The Group’s approach to credit risk is described in the audited “Credit risk” section in Risk, Treasury and Capital Management 2007. It should be noted that, although the positive replacement values shown on the balance sheet can be an important component of the Group’s credit exposure, the positive replacement values for a counterparty are rarely an adequate reflection of the Group’s credit exposure on its derivatives business with that counterparty. This is because, on the one hand, replacement values can increase over time (“potential future exposure”), while on the other hand, exposure may be mitigated by entering into master netting agreements and bilateral collateral arrangements with counterparties. Both the exposure measures used by the Group internally to control credit risk and the capital requirements imposed by regulators reflect these additional factors. There are addi-

tional capital requirements shown in the in the Risk-weighted assets (BIS) table in the “Capital management” section in Risk, Treasury and Capital Management 2007 under Off-balance sheet exposures as Forward and swap contracts and Purchased options, which reflect the additional potential future exposure.

In the audited Exposure to credit risk table in the “Credit risk” section in Risk, Treasury and Capital Management 2007, and in the Risk-weighted assets (BIS) table in the “Capital management” section in Risk, Treasury and Capital Management 2007, the Positive replacement values are lower than those shown in the balance sheet because they re-flect close-out netting arrangements accepted by the Swiss Federal Banking Commission (SFBC) as being enforceable in insolvency. The impact of such netting agreements on the gross replacement values shown in the tables on the next two pages is to reduce both positive and negative replacement values by CHF 292,371 million and CHF 219,820 million at 31 December 2007 and 2006 respectively. As a result, positive replacement values after netting for UBS Group were CHF 135,846 million at 31 December 2007 and CHF 73,155 million at 31 December 2006. These figures differ from those shown in the sections mentioned above in Risk, Treasury and Capital Management 2007 because they cover the whole UBS Group, whereas the relevant tables in Risk, Treasury and Capital Management 2007 cover only those entities which are subject to consolidation for regulatory capital purposes.

Note 23 Derivative Instruments and Hedge Accounting[1] (continued)
As of 31 December 2007	Term to maturity												Total
	within 3 months		3-12 months		1-5 years		over 5 years		Total		Total		notional
CHF million	PRV[2]	NRV[3]	PRV	NRV	PRV	NRV	PRV	NRV	PRV		NRV		CHF bn

Interest rate contracts

Over-the-counter (OTC) contracts

Forward contracts	686	760	129	131	31	48			846		939		1,534.8

Swaps	4,852	5,351	7,864	8,137	52,447	55,061	77,270	69,027	142,433		137,576		28,363.5

Options	410	289	204	622	3,416	4,753	15,770	17,280	19,800		22,944		1,405.0

Exchange-traded contracts[4]

Futures													2,072.7

Options	568	622	265	263	28	27			861		912		89.9

Total	6,516	7,022	8,462	9,153	55,922	59,889	93,040	86,307	163,940		162,371		33,465.9

Credit derivative contracts

Over-the-counter (OTC) contracts

Credit default swaps	207	248	6,471	5,951	60,864	62,495	26,822	30,905	94,364		99,599		5,172.3

Total rate of return swaps	412	313	143	243	2,457	2,814	7,922	3,235	10,934		6,605		188.3

Total	619	561	6,614	6,194	63,321	65,309	34,744	34,140	105,298		106,204		5,360.6

Foreign exchange contracts

Over-the-counter (OTC) contracts

Forward contracts	8,248	8,792	2,554	2,867	888	623	14	33	11,704		12,315		1,322.2

Interest and currency swaps	26,887	28,169	15,780	13,616	19,412	21,934	12,467	11,605	74,546		75,324		4,871.9

Options	4,807	4,396	5,887	5,519	1,316	1,313	52	76	12,062		11,304		1,506.9

Exchange-traded contracts[4]

Futures													12.0

Options	66	57	9	9					75		66		4.5

Total	40,008	41,414	24,230	22,011	21,616	23,870	12,533	11,714	98,387		99,009		7,717.5

Equity/index contracts

Over-the-counter (OTC) contracts

Forward contracts	2,384	2,006	1,736	1,047	550	738	87	63	4,757		3,854		175.8

Options	3,134	4,163	4,689	9,103	5,412	12,054	1,216	3,548	14,451		28,868		291.4

Exchange-traded contracts[4]

Futures													55.6

Options	6,114	6,193	7,909	8,727	6,520	7,173	221	315	20,764		22,408		325.5

Total	11,632	12,362	14,334	18,877	12,482	19,965	1,524	3,926	39,972		55,130		848.3

Precious metals contracts

Over-the-counter (OTC) contracts

Forward contracts	463	993	864	659	1,007	489	47	71	2,381		2,212		39.9

Options	488	1,020	1,107	1,116	1,842	1,691	170	130	3,607		3,957		79.1

Exchange-traded contracts[4]

Futures													0.2

Options	145	127	226	233	43	41			414		401		28.0

Total	1,096	2,140	2,197	2,008	2,892	2,221	217	201	6,402		6,570		147.2

Commodities contracts, excluding precious metals contracts

Over-the-counter (OTC) contracts

Forward contracts	2,421	2,425	1,580	1,567	1,886	1,751	1,065	1,157	6,952		6,900		111.5

Options	469	459	896	1,187	878	1,048	117	134	2,360		2,828		24.9

Exchange-traded contracts[4]

Futures													170.3

Options	1,606	1,453	2,284	2,342	1,016	732			4,906		4,527		181.3

Total	4,496	4,337	4,760	5,096	3,780	3,531	1,182	1,291	14,218		14,255		488.0

Total derivative instruments	64,367	67,836	60,597	63,339	160,013	174,785	143,240	137,579	428,217	[5]	443,539	[6]

1 Bifurcated embedded derivatives are presented in the same balance sheet line as the host contract and are excluded from the table. Payables and receivables resulting from the valuation of regular way purchases and sales of financial assets between trade and settlement date are recognized as replacement values and therefore included in the table.  2 PRV: Positive replacement value.  3 NRV: Negative replacement value.  4 Exchange-traded products include own account trades only.  5 The impact of netting agreements accepted by the Swiss Federal Banking Commission (SFBC) for capital adequacy calculations is to reduce positive replacement values to CHF 135,846 million.  6 The impact of netting agreements accepted by the SFBC for capital adequacy calculations is to reduce negative replacement values to CHF 151,168 million.

Financial Statements
Notes to the Financial Statements

Note 23 Derivative Instruments and Hedge Accounting[1] (continued)
As of 31 December 2006	Term to maturity												Total
	within 3 months		3-12 months		1-5 years		over 5 years		Total		Total		notional
CHF million	PRV[2]	NRV[3]	PRV	NRV	PRV	NRV	PRV	NRV	PRV		NRV		CHF bn

Interest rate contracts

Over-the-counter (OTC) contracts

Forward contracts	1,001	764	172	177	38	34			1,211		975		1,848.0

Swaps	5,629	4,784	9,891	10,134	46,690	47,128	51,609	46,249	113,819		108,295		22,643.4

Options	273	308	127	440	2,252	3,563	13,529	15,148	16,181		19,459		1,432.5

Exchange-traded contracts[4]

Futures													2,904.4

Options	406	438	474	485	96	96			976		1,019		34.7

Total	7,309	6,294	10,664	11,236	49,076	50,821	65,138	61,397	132,187		129,748		28,863.0

Credit derivative contracts

Over-the-counter (OTC) contracts

Credit default swaps	35	54	363	673	12,874	14,035	7,425	7,953	20,697		22,715		2,536.6

Total rate of return swaps	54	63	100	74	583	1,606	4,284	3,512	5,021		5,255		103.0

Total	89	117	463	747	13,457	15,641	11,709	11,465	25,718		27,970		2,639.6

Foreign exchange contracts

Over-the-counter (OTC) contracts

Forward contracts	4,565	4,322	1,765	1,968	827	531	17	103	7,174		6,924		784.0

Interest and currency swaps	24,724	22,977	10,363	10,599	14,641	12,366	12,821	11,831	62,549		57,773		4,064.6

Options	2,877	2,624	2,987	3,042	828	1,041	51	49	6,743		6,756		1,276.2

Exchange-traded contracts[4]

Futures													20.8

Options	12	16	2	2					14		18		0.1

Total	32,178	29,939	15,117	15,611	16,296	13,938	12,889	11,983	76,480		71,471		6,145.7

Equity/index contracts

Over-the-counter (OTC) contracts

Forward contracts	1,179	1,464	386	1,217	506	8	14	103	2,085		2,792		107.8

Options	1,073	3,485	3,702	5,655	6,121	8,821	1,605	2,795	12,501		20,756		258.0

Exchange-traded contracts[4]

Futures													72.4

Options	4,277	4,602	8,238	8,396	9,978	10,458			22,946		23,889		270.7

Total	6,529	9,551	12,326	15,268	16,605	19,287	2,072	3,331	37,532		47,437		708.9

Precious metals contracts

Over-the-counter (OTC) contracts

Forward contracts	348	339	573	355	757	371	37	48	1,715		1,113		25.6

Options	293	580	676	784	1,554	1,281	118	68	2,641		2,713		70.6

Exchange-traded contracts[4]

Futures													1.0

Options	75	142	242	196	332	369			649		707		23.9

Total	716	1,061	1,491	1,335	2,643	2,021	155	116	5,005		4,533		121.1

Commodities contracts, excluding precious metals contracts

Over-the-counter (OTC) contracts

Forward contracts	3,254	3,223	2,894	3,155	1,724	1,579	766	840	8,638		8,797		86.3

Options	221	236	447	368	595	654	1	27	1,264		1,285		13.0

Exchange-traded contracts[4]

Futures													236.7

Options	1,884	1,895	2,349	2,152	1,918	1,775			6,151		5,822		67.1

Total	5,359	5,354	5,690	5,675	4,237	4,008	767	867	16,053		15,904		403.1

Total derivative instruments	52,180	52,316	45,751	49,872	102,314	105,716	92,730	89,159	292,975	[5]	297,063	[6]

1 Bifurcated embedded derivatives are presented in the same balance sheet line as the host contract and are excluded from the table. Payables and receivables resulting from the valuation of regular way purchases and sales of financial assets between trade and settlement date are recognized as replacement values and therefore included in the table.  2 PRV: Positive replacement value.  3 NRV: Negative replacement value.  4 Exchange-traded products include own account trades only.  5 The impact of netting agreements accepted by the Swiss Federal Banking Commission (SFBC) for capital adequacy calculations is to reduce positive replacement values to CHF 73,155 million.  6 The impact of netting agreements accepted by the SFBC for capital adequacy calculations is to reduce negative replacement values to CHF 77,243 million.

Off-Balance Sheet Information

Note 24 Pledgeable Off-Balance Sheet Securities

The Group obtains securities which are not recorded on the balance sheet with the right to sell or repledge them as shown in the table below.

CHF million	31.12.07	31.12.06

Fair value of securities received which can be sold or repledged	1,491,567	1,436,827

as collateral under reverse repurchase, securities borrowing and lending arrangements, derivative transactions and other transactions	1,396,768	1,342,733

in unsecured borrowings	94,799	94,094

thereof sold or repledged	1,011,090	1,069,795

in connection with financing activities	924,329	969,608

to satisfy commitments under short sale transactions	58,039	87,288

in connection with derivative and other transactions	28,722	12,899

Note 25 Operating Lease Commitments

At 31 December 2007, UBS was obligated under a number of non-cancellable operating leases for premises and equipment used primarily for banking purposes. The significant premises leases usually include renewal options and escalation clauses in line with general office rental market conditions as well as rent adjustments based on price indices. However, the lease agreements do not contain contingent rent payment clauses and purchase options. The leases also do not impose any restrictions on UBS’s ability to pay dividends, engage in debt financing transactions or enter into further lease agreements.

The minimum commitments for non-cancellable leases of premises and equipment are presented as follows:

CHF million	31.12.07

Operating leases due

2008	1,085

2009	1,009

2010	920

2011	833

2012	762

2013 and thereafter	3,769

Subtotal commitments for minimum payments under operating leases	8,378

Less: Sublease rentals under non-cancellable leases	742

Net commitments for minimum payments under operating leases	7,636

CHF million	31.12.07	31.12.06	31.12.05

Gross operating lease expense	1,251	1,170	1,232

from continuing operations	1,248	1,150	1,084

from discontinued operations	3	20	148

Sublease rental income from continuing operations	54	56	51

Net operating lease expense	1,197	1,114	1,181

from continuing operations	1,194	1,094	1,033

from discontinued operations	3	20	148

Operating lease contracts include non-cancellable long-term leases of office buildings in most UBS locations. At 31 December 2007, the minimum lease commitments for 17 office lo-

cations each exceeded CHF 100 million. Non-cancellable minimum lease commitments for three office locations in New Jersey, London and Zurich each exceeded CHF 500 million.

Financial Statements
Notes to the Financial Statements

Additional Information

Note 26 Fair Value of Financial Instruments a) Fair Value of Financial Instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. For financial instruments carried at fair value, market prices or rates are used to determine fair value where an active market exists (such as a recognized stock exchange), as it is the best evidence of the fair value of a financial instrument (level 1). Refer to Note 1a5) for an overview on the determination of fair value.

Market prices and rates are not, however, available for certain financial assets and liabilities held and issued by UBS. In these cases, fair values are estimated using present value or other valuation techniques, using inputs existing at the balance sheet dates. If available, market observable inputs are applied to valuation models. Fair value measurements are considered level 2 if all significant inputs are market observable. Where one or more significant input is not market observable, valuations are considered level 3, and the non-market observable valuation parameters are estimated based on appropriate assumptions.
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
The values derived from applying these techniques are significantly affected by the choice of valuation model and the underlying assumptions made concerning factors such as the amounts and timing of future cash flows, discount rates, volatility, and credit risk.
The fair values of Loans and Debt issued measured at amortized cost are CHF 332.9 billion and CHF 222.8 billion at 31 December 2007, and CHF 296.6 billion and CHF 191.1 billion at 31 December 2006. For all other balance sheet lines including financial instruments, the fair value represents the carrying amount, or the deviation between fair value and carrying amount is negligible.
The following methods and significant assumptions have been applied in determining the fair values of financial instruments:
a)	Trading portfolio assets and liabilities, trading portfolio assets pledged as collateral, financial assets and liabilities designated at fair value through profit or loss, derivatives, credit commitments held for trading and designated at fair value, and other transactions undertaken for trading purposes are measured at fair value by reference to quoted market prices when available. If quoted market prices are not available, then fair values are estimated on the basis of pricing models, or other recognized valuation techniques. Accrued interest is recognized as part of the fair value of such instruments.
The Group’s own credit risk is included in the determination of fair value of financial liabilities accounted for at fair value, including derivative liabilities, in cases where market participants would consider it relevant to pricing. It was calculated based on a yield curve generated from observed external pricing for funding associated with new senior debt issued by the Group. For fully collateralized transactions and other instruments for which market participants do not include an entity-specific adjustment for own credit, no adjustment for own credit changes is made. For the deferral and recognition of day 1 profit or loss, refer to Note 26e.
Fair value is equal to the carrying amount for these items. For financial instruments linked to the US residential mortgage market, refer to the section on the next page.
b)	Financial investments available-for-sale are measured at fair value by reference to quoted market prices when available. If quoted market prices are not available, then fair values are estimated on the basis of pricing models or other recognized valuation techniques. Lock-in periods for equity investments are considered when determining fair value. Fair value is equal to the carrying amount for these items, and unrealized gains and losses, excluding impairment write-downs, are recorded in Equity until an asset is sold, collected or otherwise disposed of.
c)	The fair value of demand deposits and savings accounts with no specific maturity is assumed to be the amount payable on demand at the balance sheet date.
d)	The fair value of variable-rate financial instruments accounted for at amortized cost is assumed to be approximated by their carrying amounts and, in the case of loans, does not reflect changes in their credit quality, as the impact of impairment is recognized separately by deducting any allowances for credit losses from the carrying values.
e)	The fair value of fixed-rate loans and mortgages carried at amortized cost is estimated by comparing market interest rates when the loans were granted with current market rates offered on similar loans. Changes in the credit

Note 26 Fair Value of Financial Instruments (continued) a) Fair Value of Financial Instruments (continued)

quality of loans within the portfolio are not taken into account in determining gross fair values, as the impact of impairment is recognized separately by deducting any allowances for credit losses from the carrying values.
These valuation techniques and assumptions provide a measurement of fair value for UBS’s assets and liabilities. However, because other institutions may use different methods and assumptions when estimating fair value using a valuation technique, and when estimating the fair value of financial instruments not carried at fair value, such fair value disclosures cannot necessarily be compared from one financial institution to another.
UBS’s undrawn credit commitments are at variable rates, except certain commitments with fixed credit spreads which are classified as held for trading or accounted for under the fair value option. Accordingly, UBS has no significant exposure to fair value fluctuations resulting from interest rate movements related to commitments which are not recognized with their fair value on balance sheet.
The fair values of UBS’s fixed-rate loans, long- and medium-term notes and bonds issued are predominantly hedged by derivative instruments, mainly interest rate swaps, as explained in Note 23. The interest rate risk inherent in balance sheet positions with no specific maturity may also be hedged with derivative instruments based on management’s view of their average cash flow and repricing behavior.
Derivative instruments used for hedging are carried on the balance sheet at fair values, which are included in the Positive or Negative replacement values. When the interest rate risk on a fixed-rate financial instrument is hedged with a derivative in a fair value hedge, the fixed-rate financial instrument (or hedged portion thereof) is measured at fair value only in relation to the interest rate risk, not the credit risk, as explained in e). Fair value changes are recorded in Net profit. The treatment of derivatives designated as cash flow hedges is explained in Note 1a14). The amount shown in the table as Derivative instruments designated as cash flow hedges is the net change in fair values on such derivatives that is recorded in Equity and not yet transferred to income or expense.

Positions related to the US residential mortgage market Where possible, holdings are marked at the quoted market price in an active market. In the current market environment, such price information is typically not available for instruments linked to the US sub-prime residential mortgage market, and UBS applies valuation techniques to measure such instruments. Valuation techniques use “market observable inputs”, where available, derived from similar assets in similar and active markets, from recent transaction prices for comparable items or from other observable market data. For positions where observable reference data is not available, UBS uses valuation models with non-market observable inputs.

For the year ended 31 December 2007, UBS used valuation models primarily for super senior RMBS CDO tranches referenced to sub-prime RMBSs. The model used to value these positions projects losses on the underlying mortgage pools and applies the implications of these projected lifetime losses through to the RMBS securities and then to the CDO structure. The primary inputs to the model are monthly remittance data that describe the current performance of the underlying mortgage pools. These are received near the end of each month and relate to the preceding month’s cash flows on the mortgages underlying the relevant mortgage-backed securities. Since this valuation model was adopted in third quarter 2007, UBS has sought to calibrate the model to market information and to review the assumptions of the model on a regular basis. In fourth quarter 2007, UBS calibrated its loss projection estimates to ensure the super senior RMBS CDO valuation model would value relevant market indices (for example, ABX indices) consistently with their observed levels in the market. Despite the various limitations in the comparability of these indices to UBS’s own positions, it was felt that adopting this approach would be best in view of the further deterioration in liquidity and resultant lack of observed transactions to which the model could be calibrated. The valuation model also considers the impact of variability in projected lifetime loss levels and applies a discount rate for expected cash flows derived from relevant market index prices (for example, ABX indices). The external ratings of the RMBSs underlying the CDO tranches or the CDO tranches themselves are inputs to the valuation model only to the extent that they impact the timing of potential “events of default”. The valuation model incorporates the potential timing and impact of such default events based on an analysis of the contractual rights of various parties to the transaction and the estimated performance of the underlying collateral. There is no single market standard for valuation models in this area and such models have inherent limitations, and different assumptions and inputs would generate different results. The super senior RMBS CDO valuation model is used to value transactions where UBS is net long the super senior RMBS CDO exposure and transactions where UBS holds a gross long position hedged one-to-one with an offsetting short position provided by a monoline insurer. The valuation model therefore provides an estimate of the current credit exposure to monoline insurers via such transactions. The fair value of these positions also takes the counterparty credit risk of the monoline insurers into account. Where valuation techniques based on observable inputs are used to value

Financial Statements
Notes to the Financial Statements

Note 26 Fair Value of Financial Instruments (continued) a) Fair Value of Financial Instruments (continued)

RMBS positions, a consistent approach is used to value related hedge positions with monoline insurers.

Adverse fair value changes of instruments related to the US residential mortgage market are reflected in Net trading income. The related trading positions are recognized on UBS’s balance sheet as Trading portfolio instruments or Positive and Negative replacement values. Financial instruments related to the US sub-prime and Alt-A market include collateralized debt obligations (CDOs), mortgage-backed secu-

rities, mortgage loans and derivatives linked to the US mortgage market. Such instruments were either purchased in transactions with third parties or retained in structures such as securitizations originated by UBS. The parameters to measure such instruments generally include expected credit default rates, weighted average life, prepayment speed and discount rates. Information about the risks and exposures of such items is included in the “Risk concentrations” section in Risk, Treasury and Capital Management 2007.

b) Determination of Fair Values from Quoted Market Prices or Valuation Techniques

For trading portfolio assets and liabilities, financial assets and liabilities designated at fair value and financial investments available-for-sale which are listed or other- wise traded in an active market, for exchange-traded derivatives, and for other financial instruments for which quoted prices in an active market are available, fair value is determined directly from those quoted market prices (level 1).

For financial instruments which do not have quoted market prices directly available from an active market, fair values are estimated using valuation techniques or models, based wherever possible on assumptions supported by observable market prices or rates prevailing at the balance sheet date (level 2). This is the case for the majority of OTC derivatives, and for many unlisted instruments and other items which are not traded in active markets.

For some types of financial instruments, fair values cannot be obtained directly from quoted market prices, or indirectly using valuation techniques or models supported by observable market prices or rates. This is generally the case for private equity investments in unlisted securities, and for certain complex or structured financial instruments. In these cases, fair value is estimated indirectly using valuation techniques or models for which the inputs are reasonable assumptions, based on market conditions (level 3). The illiquidity of a broad range of financial instruments linked to the US residential mortgage market required an extended use of valuations based on partially or fully non-market observable market inputs in the second half of 2007.

The following table presents the valuation methods used to determine fair values of financial instruments carried at fair value.

Determination of fair values from quoted market prices or valuation techniques
	31.12.07				31.12.06
		Valuation	Valuation			Valuation	Valuation
		technique –	technique –			technique –	technique –
	Quoted	market	non-market		Quoted	market	non-market
	market	observable	observable		market	observable	observable
CHF billion	price	inputs	inputs	Total	price	inputs	inputs	Total

Trading portfolio assets	249.3	323.4	37.3	610.0	215.1	411.8	0.1	627.0

Trading portfolio assets pledged as collateral	85.3	55.8	23.2	164.3	243.5	8.0	0.0	251.5

Positive replacement values	6.8	407.4	14.0	428.2	31.3	250.2	11.5	293.0

Financial assets designated at fair value	1.8	10.0	0.0	11.8	0.0	5.1	0.8	5.9

Financial investments available-for-sale	1.2	2.4	1.4	5.0	2.5	4.6	1.8	8.9

Total assets	344.4	799.0	75.9	1,219.3	492.4	679.7	14.2	1,186.3

Trading portfolio liabilities	119.9	44.9	0.0	164.8	169.9	34.9	0.0	204.8

Negative replacement values	6.6	420.1	16.8	443.5	32.7	255.2	9.2	297.1

Financial liabilities designated at fair value	0.0	149.5	42.4	191.9	0.0	113.0	32.7	145.7

Total liabilities	126.5	614.5	59.2	800.2	202.6	403.1	41.9	647.6

Note 26 Fair Value of Financial Instruments (continued) c) Sensitivity of Fair Values to Changing Significant Assumptions to Reasonably Possible Alternatives

Included in the fair value of financial instruments carried at fair value on the balance sheet are those estimated in full or in part using valuation techniques based on assumptions that are not supported by market observable prices or rates (level 3).

There may be uncertainty about a valuation, resulting from the choice of valuation technique or model used, the assumptions embedded in those models, the extent to which inputs are not market observable, or as a result of other elements affecting the valuation technique. Valuation adjustments, including model reserves, are applied to reflect such uncertainties and are deducted from the fair values produced by the models or other valuation techniques.
All models used for valuation undergo an internal validation process before they are approved for use.
Based on UBS’s established fair value and model governance policies and the related controls and procedural safeguards the Group employs, management believes the resulting estimated fair values recorded in the balance sheet and the changes in fair values recorded in the income statement are reasonable and are the most appropriate at the balance sheet date.
Uncertainties associated with the use of model-based valuations (both level 2 and level 3) are predominantly addressed through the use of model reserves. These reserves reflect the amounts that UBS estimates are appropriate to deduct from the valuations produced directly by the models to reflect uncertainties in the relevant modeling assumptions and inputs used. In arriving at these estimates, UBS considers the range of market practice and how it believes other market participants would assess these uncertainties. Model reserves are periodically reassessed in light of information from market transactions, pricing utilities, and other relevant sources. The level of these model reserves is, nevertheless, to a large extent judgmental.

To estimate the potential effect on the Financial Statements from the use of alternative valuation techniques or assumptions, UBS makes use of the model reserve amounts described above, by scaling the level of the model reserves higher and lower, to assess the impact on valuation of increasing or decreasing the amount of model-related uncertainty considered.
The potential effect of using reasonably possible alternative valuation assumptions has been quantified as follows:
–	Scaling the model reserve amounts upward in line with less favorable assumptions would reduce fair value by approximately CHF 2,710 million at 31 December 2007, by approximately CHF 1,038 million at 31 December 2006 and approximately CHF 1,094 million at 31 December 2005.
–	Scaling the model reserve amounts downward in line with more favorable assumptions would increase fair value by approximately CHF 2,160 million at 31 December 2007, approximately CHF 955 million at 31 December 2006, and approximately CHF 1,176 million at 31 December 2005.

Financial Statements
Notes to the Financial Statements

Note 26 Fair Value of Financial Instruments (continued)
d) Changes in Fair Value Recognized in Profit or Loss during the Period which were Estimated using Valuation
Techniques with Non-market Observable Inputs

Total Net trading income / (loss) for the years ended 31 December 2007, 31 December 2006 and 31 December 2005 was CHF (8,353) million, CHF 13,743 million and CHF 8,248 million, respectively, which represents the net result from a range of products traded across different business activities, including the effect of the foreign currency translation of monetary assets and liabilities and including both realized and unrealized income. Unrealized income is determined from changes in fair values, using quoted prices in active markets when available, and otherwise estimated using valuation techniques with market observable and / or non-market observable inputs.

Net trading income includes net losses of CHF 11,580 million, net gains of CHF 354 million and net losses of CHF 468 million from unrealized fair value changes of financial instruments for which fair value is calculated on the basis of valuation techniques with significant non-market observable inputs (level 3) for the years ended 31 December 2007, 2006 and 2005.
Such valuation techniques reflecting significant non-market observable inputs (level 3) include mainly models for more complex financial instruments and for financial instruments for which markets were illiquid at the balance sheet date. They require the use of reasonable assumptions and estimates based on market conditions at balance sheet date.
Net trading income is often generated from transactions involving several financial instruments or subject to hedging or other risk management techniques. This may result in different portions of the transaction being priced using different methods. In many cases, the amounts estimated using valuation techniques with non-market observable inputs were offset or partially offset by changes in fair value of other financial instruments or transactions, for which quoted market prices or rates were available, or on which the gain or loss has been realized. Consequently, the changes in fair value which were estimated using valuation techniques with non-market observable inputs and have been recognized in profit or loss during the period represent only a portion of Net trading income.

e) Deferred Day 1 Profit or Loss

The table reflects financial instruments for which fair value is determined using valuation models where not all inputs are market observable. Such financial instruments are initially recognized at their transaction price although the values obtained from the relevant valuation model on day 1 may differ. The table shows the aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference (movement of deferred day 1 profit or loss).

	For the year ended
CHF million	31.12.07	31.12.06

Balance at the beginning of the year	951	1,343

Deferred profit / (loss) on new transactions	1,259	890

Recognized (profit) / loss in the income statement	(1,383)	(1,200)

Revision to fair value estimates	(224)

Foreign currency translation	(53)	(82)

Balance at the end of the year	550	951

Note 27 Pledged Assets and Transferred Financial Assets which do not Qualify for Derecognition

Financial assets are mainly pledged in securities borrowing and lending transactions, in repurchase and reverse repurchase transactions, under collateralized credit lines with central banks, against loans from mortgage institutions and for security deposits relating to stock exchange and clearinghouse memberships.

Pledged assets
	Carrying amount
CHF million	31.12.07	31.12.06

Financial assets pledged:

Financial assets pledged to third parties for liabilities with and without the right of rehypothecation	232,948	366,866

thereof: Financial assets pledged to third parties with right of rehypothecation	164,311	251,478

Mortgage loans	200	81

Total financial assets pledged	233,148	366,947

Other assets pledged

Precious metals and other commodities	8,628	5,432

The following table presents details of financial assets which have been sold or otherwise transferred, but which do not qualify for derecognition. Criteria for derecognition are discussed in Note 1a4).

Transfer of financial assets which do not qualify for derecognition
	Continued asset recognition in full —
	Total assets
CHF billion	31.12.07	31.12.06

Nature of transaction

Securities lending agreements	87.7	98.9

Repurchase agreements	73.5	146.5

Other financial asset transfers	75.9	69.8

Total	237.1	315.2

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

Repurchase agreements and securities lending agreements are discussed in Notes 1a12) and 1a13). Other financial asset transfers include sales of financial assets while concurrently entering into a total rate of return swap with the same counterparty and sales of financial assets involving guarantees.
Transferred financial assets which are subject to partial continued recognition were immaterial in 2007 and 2006. The carrying amounts of the partially recognized transferred financial assets are included in the table.

Financial Statements
Notes to the Financial Statements

Note 28 Measurement Categories of Financial Assets and Financial Liabilities

	31.12.07	31.12.06

Financial Assets

Held for trading

Trading portfolio assets	580,643	605,965

Trading portfolio assets pledged as collateral	164,311	251,478

Positive replacement values	428,217	292,975

Total	1,173,171	1,150,418

Fair value through profit or loss, other

Financial assets designated at fair value	11,765	5,930

Cash, loans and receivables

Cash and balances with central banks	18,793	3,495

Due from banks	60,907	50,426

Cash collateral on securities borrowed	207,063	351,590

Reverse repurchase agreements	376,928	405,834

Loans	334,367	296,592

Accrued income and prepaid expenses	9,200	8,685

Other assets	12,874	11,412

Total	1,020,132	1,128,034

Available-for-sale

Financial investments available-for-sale	4,966	8,937

Total Financial Assets	2,210,034	2,293,319

Financial Liabilities

Held for trading

Trading portfolio liabilities	164,788	204,773

Debt issued[1]	74	463

Negative replacement values	443,539	297,063

Total	608,401	502,299

Fair value through profit or loss, other

Financial liabilities designated at fair value	191,853	145,687

Amounts due under unit-linked contracts	27,455	33,645

Total	219,308	179,332

Financial liabilities at amortized cost

Due to banks	145,762	203,689

Cash collateral on securities lent	31,621	63,088

Repurchase agreements	305,887	545,480

Due to customers	641,892	555,886

Accrued expenses and deferred income	21,665	21,353

Debt issued	222,003	189,680

Other liabilities	25,302	20,349

Total	1,394,132	1,599,525

Total Financial Liabilities	2,221,841	2,281,156

1 Includes embedded derivatives presented on the balance sheet line Debt issued.

Note 29 Pension and Other Post-Retirement Benefit Plans

a) Defined benefit plans
The Group has established various pension plans inside and outside of Switzerland. The major plans are located in Switzerland, the UK, the US and Germany. Independent actuarial valuations are performed for the plans in these locations. The measurement date of these plans is 31 December for each year presented.

The pension funds of Atel Ltd. and some of its group companies in Switzerland and Germany are included in the disclosure up to 31 December 2005 but are not included in the 31 December 2007 and the 31 December 2006 disclosure since these companies were sold on 23 March 2006.
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

Swiss pension plans
The pension plan of UBS covers practically all UBS employees in Switzerland and exceeds the minimum benefit requirements under Swiss law. The Swiss plan was amended on 1 January 2007 to change the definition of retirement benefits from a final covered salary to a retirement savings approach. The pension plan provides benefits which are based on an-

nual contributions as a percentage of salary and accrue at an interest rate that is defined annually by the plan trustees.

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
The employer contributions expected to be made in 2008 to the Swiss pension plan are CHF 580 million.

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

The retirement plans provide benefits in the event of retirement, death, disability or employment termination. The plans’ retirement benefits depend on age, contributions and level of compensation. The principal plans are financed in full by the Group. The employer contributions expected to be made in 2008 to these pension plans are CHF 76 million. The funding policy for these plans is consistent with local government and tax requirements.
The assumptions used in foreign plans take into account local economic conditions.

Financial Statements
Notes to the Financial Statements

Note 29 Pension and Other Post-Retirement Benefit Plans (continued)

a) Defined benefit plans
CHF million	Swiss			Foreign
For the year ended	31.12.07	31.12.06	31.12.05	31.12.07	31.12.06	31.12.05

Defined benefit obligation at the beginning of the year	(21,506)	(20,972)	(20,225)	(5,207)	(5,020)	(4,142)

Service cost	(367)	(347)	(353)	(88)	(76)	(82)

Interest cost	(633)	(611)	(660)	(264)	(242)	(236)

Plan participant contributions	(236)	(221)	(219)

Amendments	(414)	(125)	0

Actuarial gain / (loss)	1,508	(265)	(713)	236	(120)	(416)

Foreign currency translation				298	(84)	(280)

Benefits paid	792	723	866	151	149	144

Special termination benefits	(21)	(17)	(37)	0	0	(2)

Acquisitions				(54)	0	(6)

Settlements	0	329	369	0	186	0

Defined benefit obligation at the end of the year	(20,877)	(21,506)	(20,972)	(4,928)	(5,207)	(5,020)

Fair value of plan assets at the beginning of the year	21,336	20,229	18,575	4,602	4,288	3,580

Expected return on plan assets	1,067	998	925	313	283	263

Actuarial gain / (loss)	(250)	447	1,284	(97)	40	247

Foreign currency translation				(288)	74	253

Employer contributions	584	492	468	200	66	89

Plan participant contributions	236	221	219

Benefits paid	(792)	(723)	(866)	(151)	(149)	(144)

Settlements	0	(328)	(376)

Fair value of plan assets at the end of the year	22,181	21,336	20,229	4,579	4,602	4,288

Funded status	1,304	(170)	(743)	(349)	(605)	(732)

Unrecognized net actuarial (gains) / losses	865	2,123	2,334	975	1,237	1,222

Unrecognized past service cost	414	0	0	0	1	1

Unrecognized asset	(2,583)	(1,953)	(1,591)

(Accrued) / prepaid pension cost	0	0	0	626	633	491

Movement in the net (liability) or asset

(Accrued) / prepaid pension cost at the beginning of the year				633	491	485

Net periodic pension cost	(584)	(492)	(468)	(97)	(103)	(125)

Employer contributions	584	492	468	200	66	89

Acquisitions				(54)	0	(6)

Settlement				0	170	0

Foreign currency translation				(56)	9	48

(Accrued) / prepaid pension cost	0	0	0	626	633	491

Amounts recognized in the balance sheet

Prepaid pension cost				887	815	832

Accrued pension liability				(261)	(182)	(341)

(Accrued) / prepaid pension cost	0	0	0	626	633	491

Note 29 Pension and Other Post-Retirement Benefit Plans (continued)

a) Defined benefit plans (continued)
CHF million	Swiss			Foreign
For the year ended	31.12.07	31.12.06	31.12.05	31.12.07	31.12.06	31.12.05

Components of net periodic pension cost

Service cost	367	347	353	88	76	82

Interest cost	633	611	660	264	242	236

Expected return on plan assets	(1,067)	(998)	(925)	(313)	(283)	(263)

Amortization of unrecognized past service cost	0	125	(3)

Amortization of unrecognized net (gains) / losses	0	25	101	58	68	68

Special termination benefits	21	17	37	0	0	2

Settlements	0	0	10

Increase / (decrease) of unrecognized asset	630	365	235

Net periodic pension cost	584	492	468	97	103	125

Funded and unfunded plans	Swiss

CHF million	31.12.07	31.12.06	31.12.05	31.12.04	31.12.03

Defined benefit obligation from funded plans	(20,877)	(21,506)	(20,972)	(20,225)	(18,216)

Plan assets	22,181	21,336	20,229	18,575	17,619

Surplus/(deficit)	1,304	(170)	(743)	(1,650)	(597)

Experience gains / (losses) on plan liabilities	0	(265)	(77)

Experience gains / (losses) on plan assets	(250)	447	1,284

	Foreign

CHF million	31.12.07	31.12.06	31.12.05	31.12.04	31.12.03

Defined benefit obligation from funded plans	(4,654)	(5,002)	(4,635)	(3,815)	(3,509)

Defined benefit obligation from unfunded plans	(274)	(205)	(385)	(327)	(154)

Plan assets	4,579	4,602	4,288	3,580	3,402

Surplus/(deficit)	(349)	(605)	(732)	(562)	(261)

Experience gains / (losses) on plan liabilities	(32)	(11)	7

Experience gains / (losses) on plan assets	(97)	40	247

	Swiss			Foreign

	31.12.07	31.12.06	31.12.05	31.12.07	31.12.06	31.12.05

Principal weighted average actuarial assumptions used (%) Assumptions used to determine defined benefit obligations at the end of the year

Discount rate	3.5	3.0	3.0	5.8	5.2	5.0

Expected rate of salary increase	2.5	2.5	2.5	4.8	4.6	4.4

Rate of pension increase	0.8	0.8	0.8	2.4	2.1	1.9

Assumptions used to determine net periodic pension cost for the year ended

Discount rate	3.0	3.0	3.3	5.2	5.0	5.5

Expected rate of return on plan assets	5.0	5.0	5.0	7.0	6.7	7.0

Expected rate of salary increase	2.5	2.5	2.5	4.6	4.4	4.4

Rate of pension increase	0.8	0.8	1.0	2.1	1.9	1.9

Financial Statements
Notes to the Financial Statements

Note 29 Pension and Other Post-Retirement Benefit Plans (continued)
a) Defined benefit plans (continued)

Mortality tables and life expectancies for major plans
		Life expectancy at age 65 for a male member currently
		aged 65			aged 45
Country	Mortality table (end of 2007)	31.12.07	31.12.06	31.12.05	31.12.07	31.12.06	31.12.05

Switzerland	BVG 2000	17.8	17.8	17.8	17.8	17.8	17.8

UK	PA 92 G, medium cohort	21.9	21.8	19.7	23.0	23.0	21.3

Germany	Dr. K. Heubeck 2005 G	18.9	18.7	18.5	21.6	21.5	21.3

US	RP2000 projected to 2008	18.3	17.9	17.5	18.3	17.9	17.5

		Life expectancy at age 65 for a female member currently
		aged 65			aged 45
Country	Mortality table (end of 2007)	31.12.07	31.12.06	31.12.05	31.12.07	31.12.06	31.12.05

Switzerland	BVG 2000	21.1	21.1	21.1	21.1	21.1	21.1

UK	PA 92 G, medium cohort	24.8	24.7	22.6	25.8	25.8	24.1

Germany	Dr. K. Heubeck 2005 G	23.0	22.8	22.7	25.6	25.5	25.4

US	RP2000 projected to 2008	20.5	20.3	20.7	20.5	20.3	20.7

	Swiss			Foreign
For the year ended	31.12.07	31.12.06	31.12.05	31.12.07	31.12.06	31.12.05

Plan assets (weighted average)

Actual plan asset allocation (%)

Equity instruments	38	41	43	50	53	52

Debt instruments	47	45	43	38	38	39

Real estate	11	11	12	4	4	4

Other	4	3	2	8	5	5

Total	100	100	100	100	100	100

Long-term target plan asset allocation (%)

Equity instruments	33--51	33--51	34--46	49--52	49--53	52--55

Debt instruments	31--50	31--50	30--53	38--44	37--44	44--45

Real estate	10--19	10--19	11--19	4--6	4--6	0--3

Other	0	0	0	1--3	1--5	1--2

Actual return on plan assets (%)	3.9	7.2	12.0	4.8	7.8	13.6

Additional details to fair value of plan assets

CHF million

UBS financial instruments and UBS bank accounts	336	684	613

UBS AG shares [1]	128	193	225

Securities lent to UBS included in plan assets	9,379	7,169	2,222

Other assets used by UBS included in plan assets	111	69	69

1 The number of UBS AG shares was 2,436,257, 2,600,417 and 3,589,152 as of 31 December 2007, 31 December 2006 and 31 December 2005, respectively.

Note 29 Pension and Other Post-Retirement Benefit Plans (continued)

b) Post-retirement medical and life plans
In the US and the UK, the Group offers retiree medical benefits that contribute to the health care coverage of employees and beneficiaries after retirement. In addition to retiree medical benefits, the Group in the US also provides retiree life insurance benefits. The UK plan is closed to new entrants. The benefit obligation in excess of fair value of plan assets for those plans amounts to CHF 190 million as of 31 December 2007 (2006: CHF 219 million, 2005: CHF 216 mil-

lion) and the total accrued post-retirement cost amounts to CHF 181 million as of 31 December 2007 (2006: CHF 176 million, 2005: CHF 168 million). The net periodic post-retirement costs for the years ended 31 December 2007, 31 December 2006 and 31 December 2005 were CHF 26 million, CHF 24 million and CHF 21 million, respectively.

The employer contributions expected to be made in 2008 to the post-retirement medical and life plans are CHF 7 million.

b) Post-retirement medical and life plans
CHF million	31.12.07	31.12.06	31.12.05

Post-retirement benefit obligation at the beginning of the year	(219)	(216)	(166)

Service cost	(12)	(10)	(8)

Interest cost	(11)	(11)	(11)

Plan participant contributions	(1)	(1)	0

Actuarial gain / (loss)	39	1	(17)

Foreign currency translation	14	10	(22)

Amendments	(8)	(1)	0

Benefits paid	8	9	8

Post-retirement benefit obligation at the end of the year	(190)	(219)	(216)

Fair value of plan assets at the beginning of the year	0	0	0

Employer contributions	7	8	8

Plan participant contributions	1	1	0

Benefits paid	(8)	(9)	(8)

Fair value of plan assets at the end of the year	0	0	0

	31.12.07	31.12.06	31.12.05	31.12.04	31.12.03

Defined benefit obligation	(190)	(219)	(216)	(166)	(179)

Plan asset	0	0	0	0	0

Surplus/(deficit)	(190)	(219)	(216)	(166)	(179)

Experience gains / (losses) on plan liabilities	8	1	(3)	0	0

The assumed average health care cost trend rate used in determining post-retirement benefit expense is assumed to be 11% for 2007 and to decrease to an ultimate trend rate of 5% in 2013. On a country-by-country basis, the same discount rate is used for the calculation of the post-retirement benefit obligation from medical and life plans as for the defined benefit obligations arising from pension plans.

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one percentage point change in the assumed health care cost trend rates would change the US post-retirement benefit obligation and the service and interest cost components of the net periodic post-retirement benefit costs as follows:

CHF million	1% increase	1% decrease

Effect on total service and interest cost	4	(3)

Effect on the post-retirement benefit obligation	25	(20)

Financial Statements
Notes to the Financial Statements

Note 29 Pension and Other Post-Retirement Benefit Plans (continued)

c) Defined contribution plans
The Group also sponsors a number of defined contribution plans primarily in the UK and the US. Certain plans permit employees to make contributions and earn matching or other contributions from the Group. The contributions to these plans recognized as expense for the years ended 31 December 2007, 31 December 2006 and 31 December 2005 were CHF 285 million, CHF 229 million and CHF 184 million, respectively.

d) Related party disclosure
UBS is the principal bank for the pension fund of UBS in Switzerland. In this function, UBS is engaged to execute most of the pension fund’s banking activities. These activities also include, but are not limited to, trading and securities lending and borrowing. All transactions have been executed at arm’s length conditions.

The foreign UBS pension funds do not have a similar banking relationship with UBS, but they may hold and trade UBS shares and/or securities.
The following fees and interest have been received or paid by UBS:

	For the year ended
CHF million	31.12.07	31.12.06	31.12.05

Received by UBS

Fees	58	53	48

Paid by UBS

Interest	2	2	4

Dividends and capital repayments	38	33	7

The transaction volumes in UBS shares and other UBS securities are as follows:

	For the year ended
	31.12.07	31.12.06	31.12.05

Financial instruments bought by pension funds

UBS AG shares (in thousands of shares)	1,728	1,793	2,774

UBS financial instruments (nominal values in CHF million)	950	8	0

Financial instruments sold by pension funds or matured

UBS AG shares (in thousands of shares)	1,930	2,752	4,526

UBS financial instruments (nominal values in CHF million)	976	14	45

UBS has also leased buildings from its pension funds. The rent paid by UBS under these leases amounted to CHF 6 million in 2007, CHF 4 million in 2006 and CHF 4 million in 2005.

There were no financial instruments due from UBS pension plans outstanding as of 31 December 2007 (2006: CHF 120 million, 2005: CHF 163 million). The amounts due to

UBS defined benefit pension plans are contained in the additional details to the fair value of plan assets. Furthermore, UBS defined contribution plans hold 14,121,239 UBS shares with a market value of CHF 736 million as of 31 December 2007 (2006: 14,158,961 shares with a market value of CHF 1,043 million, 2005: 14,128,558 shares with a market value of CHF 885 million).

Note 30 Equity Participation and Other Compensation Plans

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

Equity Plus Plan (Equity Plus): This voluntary plan gives eligible employees the opportunity to purchase UBS shares at fair market value and generally receive at no additional cost two UBS options for each share purchased, up to a maximum annual limit. Share purchases can be made annually from bonus compensation and / or quarterly based on regular deductions from salary. Shares purchased under Equity Plus are restricted from sale for two years from the time of purchase. The options have a strike price equal to the fair market value of a UBS share on the date the option is granted, a two-year vesting period and generally expire ten years from the date of grant. The options are forfeitable in certain circumstances and are settled in equity, except in countries where this is not permitted for legal reasons.
Discounted purchase plan: Up to and including 2005, selected employees in Switzerland were entitled to purchase a specified number of UBS shares, which must be held for a specified period of time, at a predetermined discounted price each year. No new awards are made under this plan.
Equity Ownership Plan (EOP): Selected employees receive between 10% and 45% of their annual performance-related compensation in UBS shares or notional UBS shares instead of cash, on a mandatory basis (on-cycle awards). Up to and including 2004, certain employees were eligible to receive a portion of their EOP award in Alternative Investment Vehicles (AIVs) or UBS options. Since 2005, options are not granted as part of EOP and awards are generally made in UBS shares, with less than 7% being made in AIVs to selected employee groups. The awards granted in UBS shares or notional shares are settled in equity, except in countries where this is not permitted for legal reasons. Awards granted in the form of AIVs are settled in cash. EOP awards generally vest in one-third increments over a three-year vesting period. In certain circumstances, these awards are forfeitable. EOP awards are also granted to selected employees when joining UBS or in other special circumstances (off-cycle awards). Off-cycle awards have the same terms and conditions as on-cycle awards, except that the forfeiture conditions are more stringent.
Senior Executive Equity Ownership Plan (SEEOP): Senior Executives receive between 25% and 50% of their performance-related compensation in UBS shares or notional UBS shares instead of cash, on a mandatory basis. The awards granted in UBS shares or notional shares are settled in equity. SEEOP awards generally vest in one-fifth increments over a five-year vesting period. These awards are forfeitable if certain conditions are not met.

Key Employee Stock Option Plan (KESOP): Key and high potential employees are granted UBS options with a strike price not less than the fair market value of a UBS share on the date the option is granted. One option gives the right to acquire one registered UBS share at the option’s strike price. The awards are settled in equity, except in countries where this is not permitted for legal reasons. Options generally vest in one-third increments over a three-year vesting period and generally expire ten years from the grant date. These awards are generally forfeitable upon termination of employment with UBS.
Senior Executive Stock Option Plan (SESOP): Senior Executives may be granted discretionary UBS options with a strike price set at 110% of the fair market value of a UBS share on the date the option is granted. One option gives the right to acquire one registered UBS share at the option’s strike price. The awards are settled in equity. Options vest in full following a three-year vesting period and generally expire ten years from the grant date. These awards are forfeitable if certain conditions are not met.
Other plans: UBS sponsors a voluntary deferred compensation plan for selected eligible employees. Under this plan, participants are allowed to notionally invest a portion of their cash bonus in money market funds, UBS and non-UBS mutual funds and other UBS sponsored funds. No additional company match is granted. The awards are generally not forfeitable and are settled in cash. This plan does not result in compensation expense for UBS.
In addition, UBS also grants notional UBS shares to certain client advisors, which vest in one-fifth increments over a five-year vesting period starting six years after the date of grant. The awards are generally settled in equity, except in countries where this is not permitted for legal reasons, and are forfeitable in certain circumstances.
UBS satisfies share delivery obligations under its option-based participation plans either by purchasing UBS shares in the market or through the issuance of new shares. At exercise, shares held in treasury or newly issued shares are delivered to the employee against receipt of the strike price. As of 31 December 2007, UBS was holding approximately 141 million shares in treasury and an additional 150 million unissued shares in conditional share capital which are available and can be used for future employee option exercises. The shares available cover all vested (i. e. exercisable) employee options.

Financial Statements
Notes to the Financial Statements

Note 30 Equity Participation and Other Compensation Plans (continued)

b) UBS Share Awards

Movements in shares granted under various equity participation plans described in Note 30a) are as follows:

		Weighted
		average		Weighted		Weighted
	Number	grant	Number	average grant	Number	average grant
	of shares	date fair	of shares	date fair	of shares	date fair
	31.12.07	value CHF	31.12.06	value CHF	31.12.05	value CHF

Unvested, at the beginning of the year	56,141,102	58	53,725,186	46	49,273,638	40

Shares awarded during the year	30,271,820	70	26,652,070	69	27,252,100	51

Vested during the year	(25,031,819)	55	(22,712,566)	43	(21,991,760)	39

Forfeited during the year	(2,278,523)	66	(1,523,588)	56	(808,792)	45

Unvested, at the end of the year	59,102,580	66	56,141,102	58	53,725,186	46

UBS estimates the grant date fair value of shares awarded during the year by using the average UBS share price on the grant date as quoted on the virtX. The market value of shares vested was CHF 1,737 million, CHF 1,587 million and CHF 1,083 million for the years ended 31 December 2007, 31 December 2006 and 31 December 2005, respectively.

c) UBS Option Awards

Movements in options granted under various equity participation plans described in Note 30a) are as follows:

		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise	of options	exercise	of options	exercise
	31.12.07	price CHF[1]	31.12.06	price CHF[1]	31.12.05	price CHF[1]

Outstanding, at the beginning of the year	176,779,087	50	181,765,090	42	201,814,708	35

Granted during the year	45,129,476	71	45,517,013	71	45,202,854	55

Exercised during the year	(32,214,986)	38	(47,179,386)	36	(61,303,418)	34

Forfeited during the year	(3,425,863)	66	(3,303,002)	55	(3,810,106)	45

Expired unexercised	(274,384)	62	(20,628)	40	(138,948)	34

Outstanding, at the end of the year	185,993,330	55	176,779,087	50	181,765,090	42

Exercisable, at the end of the year	90,453,625	42	80,312,503	36	74,788,838	35

1 Some of the options in this table have exercise prices denominated in USD which have been converted into CHF at the year-end spot exchange rate for the purposes of this table.

The weighted average share price at the time when the options were exercised during the year was CHF 72, CHF 71 and CHF 53 for the years ended 31 December 2007, 31 De-

cember 2006 and 31 December 2005, respectively. The following table provides additional information about option awards:

	31.12.07	31.12.06	31.12.05

Intrinsic value of options exercised during the year (CHF million)	1,046	1,660	1,224

Weighted average grant date fair value of options granted (CHF)	11.11	12.39	8.01

Note 30 Equity Participation and Other Compensation Plans (continued)

c) UBS Option Awards (continued)

The following table summarizes additional information about options outstanding and options exercisable at 31 December 2007:

	Options outstanding				Options exercisable
				Weighted				Weighted
		Weighted	Aggregate	average		Weighted	Aggregate	average
	Number	average	intrinsic value	remaining	Number	average	intrinsic value	remaining
	of options	exercise price	(CHF / USD	contractual	of options	exercise price	(CHF / USD	contractual
Range of exercise price per share	outstanding	(CHF / USD)	million)	term (years)	exercisable	(CHF / USD)	million)	term (years)

CHF

26.69–40.00	17,461,795	34.25	317	4.8	17,241,610	34.27	312	4.8

40.01–50.00	14,334,889	46.77	81	5.5	14,201,947	46.79	80	5.5

50.01–60.00	24,364,314	52.63	24	7.4	11,532,651	51.11	16	7.0

60.01–70.00	5,791,089	64.50	0	9.0	607,206	64.34	0	8.1

70.01–78.80	77,760,388	72.25	0	8.7	7,841,168	70.45	0	8.2

26.69–78.80	139,712,475	61.14	422	7.7	51,424,582	47.38	408	6.0

USD

4.74–20.00	138,622	14.20	4	2.1	138,622	14.20	4	2.1

20.01–30.00	18,753,410	23.26	426	4.3	18,753,410	23.26	426	4.3

30.01–40.00	10,550,084	36.26	103	6.3	10,508,448	36.24	103	6.3

40.01–53.50	16,838,735	44.15	39	7.2	9,628,563	43.15	29	7.1

4.74–53.50	46,280,851	33.79	572	5.8	39,029,043	31.63	562	5.5

d) Valuation

The fair value of options is determined by means of a Monte Carlo simulation. The simulation technique uses a mix of implied and historic volatility and specific employee exercise behavior patterns based on statistical data, taking into account the specific terms and conditions under which the options are granted, such as the vesting period, forced exercises during the lifetime, and gain- and time-dependent exercise behavior. The expected term of each option is calcu-

lated as the probability-weighted average period of the time between grant and exercise. The term structure of volatility is derived from the implied volatilities of traded UBS options in combination with the observed long-term historic share price volatility. Dividends are assumed to grow at a fixed rate over the term of the option.

The fair value of options granted in 2007, 2006 and 2005 was determined using the following assumptions.

	31.12.07
	CHF awards	range low	range high

Expected volatility (%)	23.86	22.51	29.23

Risk-free interest rate (%)	2.58	2.46	3.27

Expected dividend (CHF)	3.13	2.20	4.56

Strike price (CHF)	71.31	55.48	78.80

Share price (CHF)	70.25	55.48	78.80

Financial Statements
Notes to the Financial Statements

Note 30 Equity Participation and Other Compensation Plans (continued)

d) Valuation (continued)

	31.12.06
	CHF awards[1]	range low	range high

Expected volatility (%)	25.38	22.51	27.18

Risk-free interest rate (%)	2.15	1.96	2.68

Expected dividend (CHF)	2.26	1.76	2.83

Strike price (CHF)	71.19	65.13	77.33

Share price (CHF)	70.16	65.13	76.25

1 Fewer than 1% of awards in 2006 were granted in USD. These have been combined with CHF awards for purposes of this disclosure.

	31.12.05
	CHF awards	range low	range high	USD awards	range low	range high

Expected volatility (%)	23.20	12.39	27.03	23.36	15.21	27.21

Risk-free interest rate (%)	2.00	0.62	2.34	4.11	1.91	4.63

Expected dividend (CHF / USD)	2.30	1.50	3.89	1.89	1.22	4.12

Strike price (CHF / USD)	52.08	48.23	63.23	44.11	39.25	48.26

Share price (CHF / USD)	51.33	48.23	63.23	43.40	39.25	48.26

e) Effect on income statement and balance sheet

Generally, under IFRS, for all employee share and option awards as well as certain AIV awards, UBS recognizes compensation expense over the service period which is generally equal to the vesting period. Share and option awards typically have a three-year tiered vesting structure which means awards vest in one-third increments over that period.

The total share-based compensation expense recognized for the years ended 31 December 2007, 31 December 2006 and 31 December 2005 was CHF 2,389 million, CHF 2,188 million and CHF 1,662 million, respectively. For the years ended 31 December 2007, 31 December 2006 and 31 December 2005, the compensation expense recognized for share-based payments was primarily related to equity settled plans. At 31 December 2007, total compensation expense related to non-vested awards not yet recognized in the in-

come statement is CHF 1,904 million, which is expected to be recognized in Personnel expenses over a weighted average period of 2.1 years.

During 2007, UBS increased the option life of certain options for certain employees, which resulted in a modification of the original terms of the option awards. This resulted in an incremental fair value granted of CHF 11 million, which was immediately recognized as compensation expense as future employee services are not required.
Payments to participants of cash-settled share-based and AIV plans for the years ended 31 December 2007, 31 December 2006 and 31 December 2005 were CHF 42 million, CHF 177 million and CHF 87 million, respectively. The total carrying amount of the liability related to these cash-settled plans amounted to CHF 134 million as of 31 December 2007.

Note 31 Related Parties

The Group defines related parties as associated companies, post-employment benefit plans for the benefit of UBS employees, key management personnel, close family members of key management personnel and enterprises which are, directly or indirectly, controlled by, jointly controlled by or significantly influenced by or in which significant voting power resides with key management personnel or their close family members. Key management personnel is defined as members of the Board of Directors (BoD) and Group Executive Board (GEB). This definition is based on the requirements of IAS 24 Related Party Disclosures.

a) Remuneration of key management personnel

The executive members of the BoD have top management employment contracts and receive pension benefits upon retirement. Total remuneration of the executive members of the BoD and GEB including those who stepped down during 2007 is as follows:

	For the year ended
CHF million	31.12.07	31.12.06		31.12.05

Base salaries and other cash payments	14	16		15

Incentive awards – cash	38	107		90

Employer’s contributions to retirement benefit plans	2	1		1

Benefits in kind, fringe benefits (at market value)	2	2		3

Equity compensation benefits[1]	22	113	[2]	121	[2]

Total	78	239		230

1 Expense for shares and options granted is measured at grant date and allocated over the vesting period, generally 3 years for options and 5 years for shares.  2 In line with the “accrual principle” outlined by the SWX in September 2007, UBS has this year amended its reporting of both basic and matching stock option grants to align them with the performance year for which they were earned, rather than the year in which they were granted. This has resulted in a restatement of the 2005 and 2006 stock option, and 2005 and 2006 total compensation figures for members of the GEB and executive members of the Board of Directors.

Peter Wuffli relinquished his position as Group CEO on 6 July 2007, Clive Standish retired on 30 September 2007 and Huw Jenkins stepped down from the GEB on 30 September 2007: all three executives are contractually entitled to receive base salary, pro rata incentive and certain employment-benefits until the expiry of their 12-month notice period. Huw Jenkins is retained in a consultancy position with UBS until 30 September 2008. The total amount due under all three contacts – CHF 15.3 million payable in 2008 and CHF

45.3 million payable in 2009 – has been fully accrued in 2007 and reflected in the 2007 income statement.

The non-executive members of the BoD do not have employment or service contracts with UBS, and thus are not entitled to benefits upon termination of their service on the BoD. Payments to these individuals for their services as external board members amounted to CHF 5.7 million in 2007, CHF 5.9 million in 2006 and CHF 6.1 million in 2005

b) Equity holdings

	31.12.07	31.12.06	31.12.05

Number of stock options from equity participation plans held by executive members of the BoD and the GEB[1]	6,828,152	10,886,798	10,862,250

Number of shares held by members of the BoD, GEB and parties closely linked to them	6,693,012	7,974,724	8,713,984

1 Further information about UBS’s equity participation plans can be found in Note 30.

Of the share totals above, at 31 December 2007, 31 December 2006 and 31 December 2005, 4,852 shares, 7,146 shares and 6,538 shares, respectively, were held by close family members of key management personnel and 2,200,000 shares, 2,200,000 shares and 2,486,060 shares, respectively, were held by enterprises which are directly or indirectly controlled by, jointly controlled by or significantly influenced by or in which significant voting power resides with key management personnel or their close family members. Further information about UBS’s equity participation plans can be found in Note 30. No member of the BoD or GEB is the beneficial owner of more than 1% of the Group’s shares at 31 December 2007.

Financial Statements
Notes to the Financial Statements

Note 31 Related Parties (continued)

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

Movements in the loan, advance and mortgage balances are as follows:

CHF million	31.12.07	31.12.06

Balance at the beginning of the year	19	21

Additions	0	1

Reductions	(4)	(3)

Balance at the end of the year	15	19

No unsecured loans were granted to key management personnel as of 31 December 2007 and 31 December 2006.

d) Associated companies

Movements in loans to associated companies are as follows:

CHF million	31.12.07	31.12.06

Balance at the beginning of the year	375	321

Additions	60	116

Reductions	(215)	(48)

Credit loss (expense) / recovery	0	1

Foreign currency translation	0	(15)

Balance at the end of the year	220	375

Thereof unsecured loans	56	177

Thereof allowances for credit losses	4	5

All loans to associated companies are transacted at arm’s length.

Other transactions with associated companies transacted at arm’s length are as follows:

	For the year ended or as of
CHF million	31.12.07	31.12.06	31.12.05

Payments to associates for goods and services received	87	58	397

Fees received for services provided to associates	20	79	258

Commitments and contingent liabilities to associates	33	32

Note 33 provides a list of significant associates.

e) Other related party transactions

During 2007 and 2006, UBS entered into transactions at arm’s length with enterprises which are directly or indirectly controlled by, jointly controlled by or significantly influenced by or in which significant voting power resides with key management personnel or their close family members. In 2007 and 2006, these companies included Aebi + Co. AG (Switzer-land), Bertarelli Family (Switzerland), BMW Group (Germany), DKSH Holding AG (Switzerland), Kedge Capital Funds Ltd. (Jersey), Kedge Capital Selected Funds Ltd. (Jersey), Lista AG (Switzerland), Löwenfeld AG (Switzerland), Martown Trading

Ltd. (Isle of Man), Royal Dutch Shell plc (UK), Seromer Biotech SA (Switzerland, previously Bertarelli Biotech SA), Serono Group (Switzerland), Stadler Rail Group (Switzerland), Team Alinghi (Switzerland), Team Alinghi (Spain), and Unisys Corporation (USA). Related parties in 2007 also included Bertarelli Investment Ltd (Jersey), Fiat Group (Italy), Lévy Kaufmann-Kohler (Switzerland), Limonares Ltd (Jersey), Omega Fund I Ltd (Jersey), Omega Fund II Ltd (Jersey), Omega Fund III Ltd (Jersey), Omega Fund IV Ltd (Jersey) SGS Société Générale de Surveillance SA (Switzerland) and Walo Group (Switzerland).

Note 31 Related Parties (continued)

e) Other related party transactions (continued)

Movements in loans to other related parties are as follows:

CHF million	31.12.07	31.12.06

Balance at the beginning of the year	872	919

Additions	301	34

Reductions	485	81

Balance at the end of the year[1]	688	872

1 In 2007 includes loans, guarantees and contingent liabilities of CHF 270 million and unused committed facilities of CHF 418 million but excludes unused uncommitted working capital facilities and unused guarantees of CHF 205 million. In 2006 includes loans, guarantees and contingent liabilities of CHF 128 million and unused committed facilities of CHF 744 million but excludes unused uncommitted working capital facilities and unused guarantees of CHF 173 million.

Other transactions with these related parties include:

	For the year ended
CHF million	31.12.07	31.12.06	31.12.05

Goods sold and services provided to UBS	8	8	15

Fees received for services provided by UBS	16	8	1

As part of its sponsorship of Team Alinghi, defender for the “America’s Cup 2007”, UBS paid CHF 8.9 million (EUR 5.4 million) in sponsoring fees for 2007. Team Alinghi’s controlling shareholder is UBS board member Ernesto Bertarelli.

f) Additional information

UBS also engages in trading and risk management activities (e. g. swaps, options, forwards) with various related parties mentioned in previous sections. These transactions may give rise to credit risk either for UBS or for a related party towards UBS. As part of its normal course of business, UBS is also a market maker in equity and debt instruments and at times may hold positions in instruments of related parties.

Note 32 Post-Balance Sheet Events

Mandatory Convertible Notes

At the Extraordinary General Meeting on 27 February 2008, the shareholders of UBS AG approved a conditional capital increase to issue up to 252,525,253 new shares to satisfy the conversion into UBS AG shares of CHF 13 billion mandatory convertible notes (MCN) issued on 5 March 2008. The MCN were purchased by the Government of Singapore Investment Corporation Pte Ltd (CHF 11 billion) and an investor from the Middle East (CHF 2 billion). The MCN have a coupon of 9% per annum and will be converted into UBS shares at the latest within two years. Conversion is linked to the share price at the date of conversion, but is not lower than CHF 51.48 per share and not higher than CHF 60.23 per share. Conversion at CHF 51.48 would result in issuing the maximum number of shares (252,525,253), while conversion at CHF 60.23 would result in issuing the minimum number of shares (215,839,283). If at the date of conversion, the share price is between the lower and upper boundary, the number of shares issued is determined by dividing CHF 13 billion by that price. The issue of MCN immediately strengthens UBS AG’s capital base as the notes will count as tier 1 capital from the date of issue.
Under IFRS, the MCN is treated as a compound financial instrument that consists of a debt host and an embedded equity component. The debt host will initially be recognized as a liability measured at fair value and accounted for at amortized cost. The equity component, which reflects the value of the net premium paid to the investors for obtaining the right to convert the MCN into a variable number of shares if the share price at the date of conversion is between the lower and higher boundary prices, is immediately recognized as a reduction to share premium and subsequently not remeasured to fair value.
For the acquisition of Caisse Centrale de Réescompte Group refer to Note 35.
There have been no further material post-balance sheet events which would require disclosure or adjustment to the 31 December 2007 Financial Statements.
On 6 March 2008, the Board of Directors reviewed the Financial Statements and authorized them for issue. These Financial Statements will be submitted to the Annual General Meeting of Shareholders to be held on 23 April 2008 for approval.

Financial Statements
Notes to the Financial Statements

Note 33 Significant Subsidiaries and Associates

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

Where, usually due to local legal, tax or regulatory rules or due to additional legal entities joining the UBS Group via acquisition, it is either not possible or not efficient to operate out of the Parent Bank, then local subsidiary companies host the businesses. The significant operating subsidiary companies in the Group are listed below:

Significant subsidiaries
	Jurisdiction			Share capital		Equity interest
Company	of incorporation	Business Group[1]		in millions		accumulated in %

Banco UBS Pactual S.A.	Rio de Janeiro, Brazil	IB	BRL	349.6		100.0

Crédit Industriel Société Anonyme in Liquidation	Zurich, Switzerland	Global WM&BB	CHF	0.1		100.0

Dillon Read U.S. Finance L.P.	Delaware, USA	IB	USD	548.0		100.0

Fondcenter AG	Zurich, Switzerland	Global AM	CHF	0.1		100.0

OOO UBS Bank	Moscow, Russia	IB	RUB	1250.0		100.0

PT UBS Securities Indonesia	Jakarta, Indonesia	IB	IDR	118000.0		98.4

Thesaurus Continentale Effekten-Gesellschaft in Zürich in Liquidation	Zurich, Switzerland	Global WM&BB	CHF	0.1		100.0

UBS (Bahamas) Ltd.	Nassau, Bahamas	Global WM&BB	USD	4.0		100.0

UBS (France) S.A.	Paris, France	Global WM&BB	EUR	25.7		100.0

UBS (Grand Cayman) Limited	George Town, Cayman Islands	IB	USD	25.0		100.0

UBS (Italia) S.p.A.	Milan, Italy	Global WM&BB	EUR	60.0		100.0

UBS (Luxembourg) S.A.	Luxembourg, Luxembourg	Global WM&BB	CHF	150.0		100.0

UBS (Monaco) S.A.	Monte Carlo, Monaco	Global WM&BB	EUR	9.2		100.0

UBS Alternative and Quantitative Investments Limited	London, Great Britain	Global AM	GBP	0.3		100.0

UBS Alternative and Quantitative Investments LLC	Delaware, USA	Global AM	USD	0.1		100.0

UBS Americas Inc.	Delaware, USA	IB	USD	0.0		100.0

UBS Asesores SA	Panama, Panama	Global WM&BB	USD	0.0		100.0

UBS Bank (Canada)	Toronto, Canada	Global WM&BB	CAD	8.5		100.0

UBS Bank Mexico, S.A. Institucion de Banca Multiple, UBS Grupo Financiero	Mexico City, Mexico	IB	MXN	409.4		100.0

UBS Bank USA	Utah, USA	Global WM&BB	USD	1700.0		100.0

UBS Bank, S.A.	Madrid, Spain	Global WM&BB	EUR	72.2		100.0

UBS Belgium SA / NV	Brussels, Belgium	Global WM&BB	EUR	23.0		100.0

UBS Capital (Jersey) Ltd.	St. Helier, Jersey	IB	GBP	130.0		100.0

UBS Capital B.V.	Amsterdam, the Netherlands	IB	EUR	29.8	[2]	100.0

UBS Card Center AG	Glattbrugg, Switzerland	Global WM&BB	CHF	0.1		100.0

UBS Clearing and Execution Services Limited	London, Great Britain	IB	USD	50.0		100.0

UBS Commodities Canada Ltd.	Toronto, Canada	IB	USD	11.3		100.0

UBS Derivatives Hong Kong Limited	Hong Kong, China	IB	HKD	500.0		100.0

UBS Deutschland AG	Frankfurt am Main, Germany	Global WM&BB	EUR	176.0		100.0

UBS Employee Benefits Trust Limited	St. Helier, Jersey	CC	GBP	0.0		100.0

UBS Energy LLC	Delaware, USA	IB	USD	0.0		100.0

UBS Factoring AG	Zurich, Switzerland	Global WM&BB	CHF	5.0		100.0

UBS Fiduciaria S.p.A.	Milan, Italy	Global WM&BB	EUR	0.2		100.0

UBS Fiduciary Trust Company	New Jersey, USA	Global WM&BB	USD	4.4	[2]	100.0

UBS Finance (Cayman Islands) Ltd.	George Town, Cayman Islands	CC	USD	0.5		100.0

UBS Finance (Curação) N.V.	Willemstad, Netherlands Antilles	CC	USD	0.1		100.0

UBS Finance (Delaware) LLC	Delaware, USA	IB	USD	37.3	[2]	100.0

1 Global WM&BB: Global Wealth Management & Business Banking, Global AM: Global Asset Management, IB: Investment Bank, CC: Corporate Center.  2 Share capital and share premium.

Note 33 Significant Subsidiaries and Associates (continued)

Significant subsidiaries (continued)
	Jurisdiction			Share capital		Equity interest
Company	of incorporation	Business Group[1]		in millions		accumulated in %

UBS Financial Services Inc.	Delaware, USA	Global WM&BB	USD	2005.8	[2]	100.0

UBS Financial Services Incorporated of Puerto Rico	Hato Rey, Puerto Rico	Global WM&BB	USD	31.0	[2]	100.0

UBS Fund Advisor, L.L.C.	Delaware, USA	Global WM&BB	USD	0.0		100.0

UBS Fund Holding (Luxembourg) S.A.	Luxembourg, Luxembourg	Global AM	CHF	42.0		100.0

UBS Fund Holding (Switzerland) AG	Basel, Switzerland	Global AM	CHF	18.0		100.0

UBS Fund Management (Switzerland) AG	Basel, Switzerland	Global AM	CHF	1.0		100.0

UBS Fund Services (Cayman) Ltd.	George Town, Cayman Islands	Global AM	USD	5.6		100.0

UBS Fund Services (Ireland) Limited	Dublin, Ireland	Global AM	EUR	1.3		100.0

UBS Fund Services (Luxembourg) S.A.	Luxembourg, Luxembourg	Global AM	CHF	2.5		100.0

UBS Fund Services (Luxembourg) S.A. Poland Branch	Zabierzow, Poland	CC	PLN	0.1		100.0

UBS Futures Singapore Ltd.	Singapore, Singapore	IB	USD	39.8	[2]	100.0

UBS Global Asset Management (Americas) Inc.	Delaware, USA	Global AM	USD	0.0		100.0

UBS Global Asset Management (Australia) Ltd.	Sydney, Australia	Global AM	AUD	8.0		100.0

UBS Global Asset Management (Canada) Co.	Toronto, Canada	Global AM	CAD	117.0		100.0

UBS Global Asset Management (Deutschland) GmbH	Frankfurt am Main, Germany	Global AM	EUR	7.7		100.0

UBS Global Asset Management (France) S.A.	Paris, France	Global WM&BB	EUR	2.1		100.0

UBS Global Asset Management (Hong Kong) Limited	Hong Kong, China	Global AM	HKD	25.0		100.0

UBS Global Asset Management (Italia) SGR SpA	Milan, Italy	Global AM	EUR	3.1		100.0

UBS Global Asset Management (Japan) Ltd.	Tokyo, Japan	Global AM	JPY	2200.0		100.0

UBS Global Asset Management (Singapore) Ltd.	Singapore, Singapore	Global AM	SGD	4.0		100.0

UBS Global Asset Management (Taiwan) Ltd.	Taipei, Taiwan	Global AM	TWD	340.0		100.0

UBS Global Asset Management (UK) Ltd.	London, Great Britain	Global AM	GBP	56.0		100.0

UBS Global Asset Management (US) Inc.	Delaware, USA	Global AM	USD	23.2	[2]	100.0

UBS Global Asset Management Funds Ltd.	London, Great Britain	Global AM	GBP	11.0		100.0

UBS Global Asset Management Holding Ltd.	London, Great Britain	Global AM	GBP	78.0		100.0

UBS Global Asset Management Life Ltd.	London, Great Britain	Global AM	GBP	5.0		100.0

UBS Global Life AG	Vaduz, Liechtenstein	Global WM&BB	CHF	5.0		100.0

UBS Global Trust Corporation	St. John, Canada	Global WM&BB	CAD	0.1		100.0

UBS Grupo Financiero, S.A. de C.V.	Mexico City, Mexico	IB	MXN	548.8		100.0

UBS Hana Asset Management Company Ltd.	Seoul, South Korea	Global AM	KRW	45000.0		51.0

UBS International Holdings B.V.	Amsterdam, the Netherlands	CC	EUR	6.8		100.0

UBS International Inc.	New York, USA	Global WM&BB	USD	44.3	[2]	100.0

UBS International Life Limited	Dublin, Ireland	Global WM&BB	EUR	1.0		100.0

UBS Investment Management Canada Inc.	Toronto, Canada	Global WM&BB	CAD	0.0		100.0

UBS Investments Philippines, Inc.	Makati City, Philippines	IB	PHP	360.0		99.4

UBS Italia SIM SpA	Milan, Italy	IB	EUR	15.1		100.0

UBS Leasing AG	Zurich, Switzerland	Global WM&BB	CHF	10.0		100.0

UBS Life AG	Zurich, Switzerland	Global WM&BB	CHF	25.0		100.0

UBS Life Insurance Company USA	California, USA	Global WM&BB	USD	39.3	[2]	100.0

UBS Limited	London, Great Britain	IB	GBP	29.4		100.0

UBS Loan Finance LLC	Delaware, USA	IB	USD	16.7		100.0

UBS Menkul Degerler AS	Istanbul, Turkey	IB	TRY	0.4		100.0

UBS New Zealand Limited	Auckland, New Zealand	IB	NZD	7.5		100.0

UBS O’Connor Limited	London, Great Britain	Global AM	GBP	8.8		100.0

UBS O’Connor LLC	Delaware, USA	Global AM	USD	1.0		100.0

UBS Pactual Asset Management S.A. DTVM	Rio de Janeiro, Brazil	Global AM	BRL	73.2		100.0

UBS Preferred Funding Company LLC I	Delaware, USA	CC	USD	0.0		100.0

UBS Preferred Funding Company LLC II	Delaware, USA	CC	USD	0.0		100.0

UBS Preferred Funding Company LLC IV	Delaware, USA	CC	USD	0.0		100.0

1 Global WM&BB: Global Wealth Management & Business Banking, Global AM: Global Asset Management, IB: Investment Bank, CC: Corporate Center.  2 Share capital and share premium.

Financial Statements
Notes to the Financial Statements

Note 33 Significant Subsidiaries and Associates (continued)

Significant subsidiaries (continued)
	Jurisdiction			Share capital		Equity interest
Company	of incorporation	Business Group[1]		in millions		accumulated in %

UBS Real Estate Investments Inc.	Delaware, USA	IB	USD	0.0		100.0

UBS Real Estate Kapitalanlagegesellschaft mbH	Munich, Germany	Global AM	EUR	7.5		51.0

UBS Real Estate Securities Inc.	Delaware, USA	IB	USD	300.4	[2]	100.0

UBS Realty Investors LLC	Massachusetts, USA	Global AM	USD	9.3		100.0

UBS Sauerborn Private Equity Komplementär GmbH	Bad Homburg, Germany	Global WM&BB	EUR	0.0		100.0

UBS Securities (Thailand) Ltd	Bangkok, Thailand	IB	THB	400.0		100.0

UBS Securities Asia Limited	Hong Kong, China	IB	HKD	20.0		100.0

UBS Securities Australia Ltd	Sydney, Australia	IB	AUD	209.8	[2]	100.0

UBS Securities Canada Inc.	Toronto, Canada	IB	CAD	10.0		100.0

UBS Securities España Sociedad de Valores SA	Madrid, Spain	IB	EUR	15.0		100.0

UBS Securities France S.A.	Paris, France	IB	EUR	22.9		100.0

UBS Securities Hong Kong Limited	Hong Kong, China	IB	HKD	430.0		100.0

UBS Securities India Private Limited	Mumbai, India	IB	INR	668.3		100.0

UBS Securities International Limited	London, Great Britain	IB	GBP	18.0		100.0

UBS Securities Japan Ltd	George Town, Cayman Islands	IB	JPY	60000.0		100.0

UBS Securities Limited	London, Great Britain	IB	GBP	140.0		100.0

UBS Securities LLC	Delaware, USA	IB	USD	2455.6	[2]	100.0

UBS Securities Malaysia Sdn. Bhd.	Kuala Lumpur, Malaysia	IB	MYR	75.0		100.0

UBS Securities Philippines Inc.	Makati City, Philippines	IB	PHP	190.0		100.0

UBS Securities Pte. Ltd.	Singapore, Singapore	IB	SGD	311.5		100.0

UBS Securities Pte. Ltd. Seoul Branch	Seoul, South Korea	IB	KRW	150000.0		100.0

UBS Service Centre (Poland) Sp. z o.o.	Krakow, Poland	CC	PLN	0.1		100.0

UBS Services USA LLC	Delaware, USA	Global WM&BB	USD	0.1		100.0

UBS South Africa (Proprietary) Limited	Sandton, South Africa	IB	ZAR	87.1	[2]	100.0

UBS Swiss Financial Advisers AG	Zurich, Switzerland	Global WM&BB	CHF	1.5		100.0

UBS Trust Company National Association	New York, USA	Global WM&BB	USD	105.0	[2]	100.0

UBS Trustees (Bahamas) Ltd	Nassau, Bahamas	Global WM&BB	USD	2.0		100.0

UBS Trustees (Cayman) Ltd	George Town, Cayman Islands	Global WM&BB	USD	2.0		100.0

UBS Trustees (Jersey) Ltd.	St. Helier, Jersey	Global WM&BB	GBP	0.0		100.0

UBS Trustees (Singapore) Ltd	Singapore, Singapore	Global WM&BB	SGD	3.3		100.0

UBS UK Holding Limited	London, Great Britain	IB	GBP	5.0		100.0

UBS UK Properties Limited	London, Great Britain	IB	GBP	100.0		100.0

UBS Wealth Management (UK) Ltd	London, Great Britain	Global WM&BB	GBP	2.5		100.0

UBS Wealth Management Australia Ltd	Melbourne, Australia	Global WM&BB	AUD	53.9		100.0

1 Global WM&BB: Global Wealth Management & Business Banking, Global AM: Global Asset Management, IB: Investment Bank, CC: Corporate Center.  2 Share capital and share premium.

Note 33 Significant Subsidiaries and Associates (continued)

Consolidated companies: changes in 2007
Significant new companies

Dillon Read U.S. Finance L.P. – Delaware, USA

Fondcenter AG – Zurich, Switzerland

UBS Alternative and Quantitative Investments Limited – London, Great Britain

UBS Bank Mexico, S.A. Institucion de Banca Multiple, UBS Grupo Financiero – Mexico City, Mexico

UBS Fund Services (Luxembourg) S.A. Poland Branch – Zabierzow, Poland

UBS Global Asset Management (Italia) SGR SpA – Milan, Italy

UBS Global Asset Management (UK) Ltd – London, Great Britain

UBS Global Asset Management Funds Ltd – London, Great Britain

UBS Global Asset Management Life Ltd – London, Great Britain

UBS Grupo Financiero, S.A. de C.V. – Mexico City, Mexico

UBS Hana Asset Management Company Ltd – Seoul, South Korea

UBS Investments Philippines, Inc. – Makati City, Philippines

UBS O’Connor Limited – London, Great Britain

UBS Service Centre (Poland) Sp. z o.o. – Krakow, Poland

Deconsolidated companies
Significant deconsolidated companies	Reason for deconsolidation

Banco UBS S.A. – Rio de Janeiro, Brazil	Merged

Noriba Bank BSC – Manama, Bahrain	Liquidated

UBS Capital AG – Zurich, Switzerland	Merged

UBS Corporate Finance Italia SpA – Milan, Italy	Merged

UBS Global Asset Management (Italia) SIM SpA – Milan, Italy	Merged

Significant associates
Company	Industry	Equity interest in %		Share capital in millions

SIS Swiss Financial Services Group AG – Zurich, Switzerland	Financial	32.9		CHF	26

Telekurs Holding AG – Zurich, Switzerland	Financial	33.3		CHF	45

UBS Securities Co. Limited, Beijing – China	Financial	20.0		CNY	1,490

UBS Alpha Select – George Town, Cayman Islands	Private Investment Company	20.7		USD	2,323	[1]

UBS Global Alpha Strategies XL (Multi Currency) Limited – George Town, Cayman Islands	Private Investment Company	23.2		USD	164	[1]

Williamsburg Edge LLC – Delaware, USA	Real Estate	50.0		USD	72

219 West 81st LLC – Wilmington – USA	Real Estate	50.0		USD	56

Greensands Holding Limited – St. Helier, Jersey	Water Supply	15.6	[2]	GBP	1,282

1 For hedge funds net asset value instead of share capital.  2 In some entities UBS has significant influence even though it holds less than 20% of the voting power of the entity. In these cases, UBS exercices significant influence through other means than voting power, e. g. participation in policy-making processes or material transactions between the investor and the investee.

Financial Statements
Notes to the Financial Statements

Note 34 Invested Assets and Net New Money

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

Net new money in a period is the net amount of invested assets that are entrusted to UBS by new and existing clients less those withdrawn by existing clients and clients who terminate their relationship with UBS. Net new money is calculated using the direct method, by which inflows and out-flows to / from invested assets are determined at the client level based on transactions. Interest payments by clients on their loans are treated as net new money outflows. Interest and dividend income from invested assets is not counted as net new money inflow. Market and currency movements as well as fees and commissions are excluded from net new money, as are the effects resulting from any acquisition or divestment of a UBS subsidiary or business. Reclassifications between invested assets and client assets as a result of a change in the service level delivered are treated as net new money flows.

	As of or for the year ended
CHF billion	31.12.07	31.12.06

Fund assets managed by UBS	509	439

Discretionary assets	877	849

Other invested assets	1,803	1,701

Total invested assets (double counts included)	3,189	2,989

thereof double count	392	371

thereof acquisitions (divestments)	50.5	81.1

Net new money (double counts included)	140.6	151.7

Note 35 Business Combinations

Business combinations completed in 2007

During 2007, UBS completed two material acquisitions that were accounted for as business combinations.

McDonald Investments’ branch network

In February 2007, UBS completed the acquisition of the branch network of McDonald Investments, a unit of KeyCorp. The cost of the business combination consisted of CHF 269 million (USD 220 million) for the business operations including directly attributable transaction costs, and of CHF 70 million (USD 58 million) for the net loans to customer portfolios of McDonald Investments, resulting in a total cash consideration paid of CHF 339 million (USD 278 million). The cost of the business combination was allocated to an intangible asset reflecting customer relationships of CHF 57 million (USD 47 million), remaining net assets of CHF 77 million (USD 63 million) including the net loans to customer portfolios, and goodwill of CHF 205 million (USD 168 million). The unit provides comprehensive wealth management services to affluent and high net worth individuals, including estate planning, retirement planning and asset management, and has been integrated into Wealth Management US.

CHF million	Book value	Step-up to fair value	Fair value

Assets

Intangible assets	0	57	57

Property and equipment	4	(1)	3

Deferred tax assets	0	10	10

Goodwill	0	205	205

All other assets	70	0	70

Total assets	74	271	345

Liabilities

Total liabilities	6	0	6

Net assets	68	271	339

Total liabilities and equity	74	271	345

Financial Statements
Notes to the Financial Statements

Note 35 Business Combinations (continued)

Daehan Investment Trust Management Company

In July 2007, UBS completed the acquisition of 51% of Daehan Investment Trust Management Company Ltd. (DIMCO) from Hana Daetoo Securities (formerly Daehan Investment & Securities Company Ltd.), a wholly owned subsidiary of Hana Financial Group. DIMCO was integrated into UBS’s Global Asset Management business and renamed as UBS Hana Asset Management Company Ltd. internationally, and as Hana UBS Asset Management in Korea. The estimated cost of the business combination amounts to approximately CHF 238 million (KRW 180 bil-

lion) in total and was paid in cash. The purchase price is subject to an earn-out clawback of up to CHF 40 million (KRW 30 billion) over the next three to five years. The acquisition costs have been allocated to intangible assets reflecting customer relationships of CHF 54 million, net assets of CHF 74 million and goodwill of CHF 170 million. On acquisition date, equity attributable to minority interests was CHF 60 million. The allocation of the cost of the business combination to assets acquired and liabilities assumed is still being finalized. At closing, DIMCO managed around CHF 26.4 billion of assets (KRW 19.9 trillion).

CHF million	Book value	Step-up to fair value	Fair value

Assets

Intangible assets	0	54	54

Goodwill	0	170	170

All other assets	87	0	87

Total assets	87	224	311

Liabilities

Total liabilities	13	0	13

Net assets attributable to minority interests	36	24	60

Net assets attributable to UBS shareholders	38	200	238

Total liabilities and equity	87	224	311

Note 35 Business Combinations (continued)

Business combinations announced in 2007
Standard Chartered’s mutual funds management business in India

Following the expiry of the Sale and Purchase Agreement between UBS and Standard Chartered Bank executed in January 2007, UBS announced in December 2007 that it will not proceed with its planned acquisition of Standard Chartered Bank’s mutual funds management business in India.

Acquisition of significant associates in 2007
UBS Securities

In April 2007, UBS completed the acquisition of an equity stake of 20% in the newly established UBS Securities Co. Ltd. (UBSS) in China for a total consideration of approximately CHF 369 million (RMB 2.4 billion). The cost of the acquisition consisted of cash payments of approximately CHF 324 million (RMB 2.1 billion) including transaction costs and liabilities settled as well as the assumption of liabilities of approximately CHF 45 million (RMB 0.3 billion). On the basis of its current rights and obligations, UBS has significant influence and applies the equity method of accounting. Following approvals by Chinese regulators, UBSS commenced operations in December 2006 on the basis of a comprehensive set of securities licenses. UBSS is active in both primary and secondary domestic equities and fixed income businesses, in discretionary asset management, corporate advisory and mergers and acquisitions services, and in wealth management.

Business combinations completed in 2006

During 2006, UBS completed several acquisitions that were accounted for as business combinations. The acquisition of Banco Pactual S.A. was individually significant to the Financial Statements and is therefore presented separately in this note. The other acquisitions are presented in aggregate per business group.

Banco Pactual S.A.

The acquisition of Banco Pactual S.A. was completed on 1 December 2006. The purchase price allocation was finalized in 2007. The following information reflects the final purchase price accounting for this acquisition.
In December 2006, UBS completed the acquisition of Brazilian bank Banco Pactual S.A. The bank was merged with UBS’s Brazilian business, and both are now operating under the name UBS Pactual. The cost of the business combination was CHF 2,827 million (USD 2,319 million) and includes acquisition costs for client assets transferred to UBS in 2007. Of the total consideration, CHF 1,184 million (USD 971 million) was paid on 1 December 2006 and CHF 70 million (USD 59 million) in 2007 in cash. These amounts include transaction costs. The residual payment of up to CHF 1.9 billion (USD 1.6 billion) is subject to certain performance conditions and is due on 30 June 2011. It was included in the acquisition cost at its net present value of CHF 1,573 million (USD 1,289 million).The acquisition cost was allocated to net assets of CHF 494 million (USD 405 million), intangible assets of CHF 610 million (USD 501 million) and goodwill of CHF 1,723 million (USD 1,413 million). Identified intangible assets include client relationships, non-compete agreements, favorable contracts, investment banking pipeline, proprietary software, trademarks and trade names, with an economic useful life from 1 to 20 years. UBS Pactual offers a broad range of services in investment banking, asset management and wealth management. It has offices in São Paolo, Rio de Janeiro, Belo Horizonte and Recife.
The residual payment obligation is reflected on UBS’s balance sheet in Other liabilities and is measured at its amortized cost. It had no effect on the Statement of Cash Flows for the years ended 31 December 2007 and 2006.

		Step-up to
CHF million	Book value	fair value	Fair value

Assets

Intangible assets	0	610	610

Property and equipment	9	0	9

Deferred tax assets	16	0	16

Goodwill	0	1,723	1,723

All other assets	11,877	0	11,877

Total assets	11,902	2,333	14,235

Liabilities

Provisions	52	0	52

Deferred tax liabilities	28	0	28

All other liabilities	11,363	(35)	11,328

Total liabilities	11,443	(35)	11,408

Net assets	459	2,368	2,827

Total liabilities and equity	11,902	2,333	14,235

Financial Statements
Notes to the Financial Statements

Note 35 Business Combinations (continued)

On the acquisition date, intangible assets and goodwill were allocated to the Business Groups as follows:

	Global Wealth Management &		Global Asset
CHF million	Business Banking	Investment Bank	Management	Total

Assets

Intangible assets	160	252	198	610

Goodwill	174	1,066	483	1,723

Investment Bank
ABN AMRO’s Global Futures and Options Business

In September 2006, UBS acquired the global futures and options business of ABN AMRO and paid CHF 880 million (USD 704 million) in cash. In 2007, the purchase price was reduced by CHF 21 million (USD 17 million) to CHF 859 million (USD 687 million). The ABN AMRO futures and options business provides clearing and execution services on a global basis. The acquired business has been integrated into the Prime Services business within the Equities business of the Investment Bank. The purchase price was allocated to net assets of CHF 429 million (USD 344 million) and intangible assets of CHF 132 million (USD 106 million). The difference of CHF 298 million (USD 237 million) from the purchase price was recognized as goodwill.

CHF million	Book value	Step-up to fair value	Fair value

Assets

Intangible assets	0	132	132

Property and equipment	13	0	13

Financial investments available-for-sale	26	54	80

Goodwill	0	298	298

All other assets	11,942	0	11,942

Total assets	11,981	484	12,465

Liabilities

Provisions	0	9	9

Deferred tax liabilities	0	23	23

All other liabilities	11,574	0	11,574

Total liabilities	11,574	32	11,606

Net assets	407	452	859

Total liabilities and equity	11,981	484	12,465

Note 35 Business Combinations (continued)

Global Wealth Management & Business Banking
Piper Jaffray Companies’ Private Client Services Branch Network

In August 2006, UBS completed the acquisition of Piper Jaffray Companies’ Private Client Services branch network. The cost of the business combination consisted of CHF 616 million (USD 500 million) for the business operations and of CHF 280 million (USD 227 million) for the net loans to customer portfolios, resulting in a total cash consideration paid of CHF 896 million (USD 727 million). The purchase price was allocated to net assets of CHF 291 million (USD 236 million) and intangible assets of CHF 148 million (USD

120 million) representing client relationships. The difference of CHF 457 million (USD 371 million) from the purchase price was recognized as goodwill. Approximately 90 Piper Jaffray wealth management offices, mainly located in the Midwest and Western United States, serving 190,000 households, have been renamed and integrated into Wealth Management US.

Dolfi

In March 2006, UBS acquired Dolfi Finance SAS, a small wealth management firm based in Strasbourg, France, as well as certain assets from Mr Dolfi.

CHF million	Book value	Step-up to fair value	Fair value

Assets

Intangible assets	0	158	158

Property and equipment	16	(4)	12

Financial investments available-for-sale	1	0	1

Goodwill	0	479	479

All other assets	291	0	291

Total assets	308	633	941

Liabilities

Provisions	0	8	8

Deferred tax liabilities	0	3	3

All other liabilities	2	4	6

Total liabilities	2	15	17

Net assets	306	618	924

Total liabilities and equity	308	633	941

Financial Statements
Notes to the Financial Statements

Note 35 Business Combinations (continued)

Acquisitions of minority interests of subsidiaries in 2006
UBS Bunting Limited

In March 2006, UBS acquired the 50% minority interest in its Canadian institutional securities subsidiary, UBS Bunting Limited. The purchase price consists of a combination of cash and UBS shares and has been estimated at CHF 182 million (CAD 163 million). Approximately CHF 26 million (CAD 23 million) of the consideration is linked to the performance of the acquired business in 2006 and 2007 and may be reduced if agreed revenue targets are not achieved. The difference between the purchase price and the carrying value of the acquired minority interest of CHF 116 million (CAD 104 million) was reflected in Equity.

Acquisition completed after the balance sheet date
Caisse Centrale de Réescompte Group

In February 2008, UBS completed the acquisition in France of Caisse Centrale de Réescompte Group (CCR) from Commerzbank for a total consideration of approximately EUR 387 million, paid at the closing date. The purchase price includes EUR 247 million for a 100% interest in CCR, as well as approximately EUR 140 million for the excess capital of CCR at closing, reflecting provisional adjustments made during the closing process. Under the terms of the transaction, the final price for the acquisition will be determined after the closing, following determination of the actual adjustments. The business of CCR, which includes EUR 13.3 billion of invested assets as of 31 December 2007 and approximately 190 employees, will be integrated into the asset management and wealth management businesses of UBS in France.

Pro-forma information (unaudited)

The following pro-forma information shows UBS’s total operating income, net profit attributable to UBS shareholders and basic earnings per share as if all of the acquisitions completed in 2007 had been made as of 1 January 2006 and all acquisitions completed in 2006, had been made as of 1 January 2005. Adjustments have been made to reflect additional amortization and depreciation of assets and liabilities, which have been assigned fair values different from their carryover bases in purchase accounting.

	For the year ended
CHF million, except where indicated	31.12.07	31.12.06	31.12.05

Total operating income	32,035	49,180	41,580

Net profit	(4,404)	12,617	14,070

Basic earnings per share (CHF)	(2.29)	6.38	6.99

Note 36 Discontinued Operations

2007

Industrial Holdings

In 2007, the sale of two private equity investments as well as subsequent gains on private equity investments sold in prior years contributed CHF 136 million to UBS’s Net profit from discontinued operations, which includes after-tax gains on sale of CHF 102 million and an after-tax operating profit of CHF 34 million. The cash consideration received amounted to CHF 14 million. These private equity investments were all held within the Industrial Holdings segment and were divested in line with UBS’s strategy to exit the private equity business. These investments are presented as discontinued operations in these Financial Statements.

Private Banks & GAM

The tax benefit on gain on sale of CHF 258 million includes the release of a deferred tax liability of approximately CHF 275 million to the profit and loss account, which was recognized upon the sale of UBS’s 20.7% stake in Julius Baer in 2007. This deferred tax liability had been recognized in connection with the receipt of Julius Baer shares on the sale of Private Banks & GAM in December 2005, but was not ultimately incurred due to the manner of realization of the Julius Baer investment. The tax expense from the recognition of the deferred tax liability was booked in discontinued operations in 2005, and therefore the release has also been reflected in discontinued operations.

2006

Motor-Columbus

On 23 March 2006, UBS sold its 55.6% stake in Motor-Columbus to a consortium representing Atel’s Swiss minority shareholders (EBM, EBL, the Canton of Solothurn, IB Aarau, AIL Lugano and WWZ Zug), EOS Holding and Atel, as well as to the French utility Electricité de France (EDF) following the receipt of relevant regulatory approvals by the Swiss and international authorities. Motor-Columbus is presented as a discontinued operation in these Financial Statements. The income statements for the comparative prior periods have been restated to reflect that presentation. In total, UBS sold 281,535 Motor-Columbus shares, at a price of CHF 4,600 per share, resulting in a sale price of approximately CHF 1,295 million, which was fully paid in cash. A pre-tax gain on sale of CHF 364 million is reported in the Industrial Holdings segment. From 1 January to 23 March 2006, Motor-Columbus had a Net profit from operations of CHF 71 million. Together with the after-tax gain on sale of CHF 387 million, the Net profit from discontinued operations is CHF 458 million in 2006. For the year ended 31 December 2005, Motor-Columbus had a Net profit from operations of CHF 323 million.

Other Industrial Holdings

In 2006, private equity investments contributed CHF 429 million to UBS’s Net profit from discontinued operations, which includes after-tax gains on sale of CHF 424 million and an after-tax operating profit of CHF 5 million.
In 2005, private equity investments contributed CHF 114 million to UBS’s Net profit from discontinued operations, which includes after-tax gains on sale of CHF 113 million and an after-tax operating profit of CHF 1 million. The cash consideration received for the four investments sold in 2005 amounted to CHF 179 million.

Financial Statements
Notes to the Financial Statements

Note 36 Discontinued Operations (continued)

2005

Private Banks & GAM

On 2 December 2005, UBS sold its Private Banks & GAM unit to Julius Baer for an aggregate consideration of CHF 5,683 million, of which CHF 3,375 million was received in cash, CHF 225 million in the form of hybrid Tier 1 instruments, and the remaining CHF 2,083 million representing a 21.5% stake in the enlarged Julius Baer. As part of the sales agreement, CHF 200 million of cash was retained within UBS. The gain on sale after taxes from this transaction amounted to CHF 3,705 million on 31 December 2005. In 2006, UBS reported an additional after-tax gain on sale of CHF 4 million due to an adjustment to the purchase price.
As part of the agreement, UBS agreed to a lock-up period of 18 months for 19.9% of the stake and of three months for the remaining 1.6%. The value of the Julius Baer stake is based on a price of CHF 86.20 per share at the date of closing, which is a discount of 8.4% to the market price to take into account the 18-month lock-up period to which 19.9% of the stake is subject. Shortly after closing, UBS reduced its 21.5% stake to approximately 20.7% by settling call options that were outstanding on the shares of the former holding company of the Private Banks & GAM businesses. UBS classified the stake as a financial investment available-for-sale until its sale in 2007 (refer to Note 5 and to the year 2007 section of Private Banks & GAM in this Note). Private Banks & GAM is presented as a discontinued operation in these Financial Statements.

Private Banks & GAM comprised the three private banks Banco di Lugano, Ehinger & Armand von Ernst and Ferrier Lullin as well as specialist asset manager GAM and was presented as a separate business segment.

	For the year ended 31.12.07
CHF million	Private Banks & GAM[1]	Industrial Holdings

Operating income	0	135

Operating expenses	0	109

Operating profit from discontinued operations before tax	0	26

Pre-tax gain on sale	7	102

Profit from discontinued operations before tax	7	128

Tax expense on operating profit from discontinued operations before tax	0	(8)

Tax expense on gain on sale	(258)	0

Tax expense from discontinued operations	(258)	(8)

Net profit from discontinued operations	265	136

Net cash flows from

operating activities	0	28

investing activities	0	0

financing activities	0	(42)

1 Included in Corporate Center in Note 2a.

Note 36 Discontinued Operations (continued)

	For the year ended 31.12.06
		Other
CHF million	Motor-Columbus	Industrial Holdings[1]

Operating income	2,494	741

Operating expenses	2,412	736

Operating profit from discontinued operations before tax	82	5

Pre-tax gain on sale	364	428

Profit from discontinued operations before tax	446	433

Tax expense on operating profit from discontinued operations before tax	11	0

Tax expense on gain on sale	(23)	0

Tax expense from discontinued operations	(12)	0

Net profit from discontinued operations	458	433

Net cash flows from

operating activities	1	14

investing activities	(52)	78

financing activities	(22)	(88)

1 Pre-tax gain on sale includes CHF 4 million related to Private Banks & GAM, which is included in Corporate Center in Note 2a.

	For the year ended 31.12.05
			Other
CHF million	Private Banks & GAM	Motor-Columbus	Industrial Holdings

Operating income	1,102	8,711	2,551

Operating expenses	633	8,323	2,522

Operating profit from discontinued operations before tax	469	388	29

Pre-tax gain on sale	4,095	0	113

Profit from discontinued operations before tax	4,564	388	142

Tax expense on operating profit from discontinued operations before tax	99	65	28

Tax expense on gain on sale	390	0	0

Tax expense from discontinued operations	489	65	28

Net profit from discontinued operations	4,075	323	114

Net cash flows from

operating activities	(143)	252	92

investing activities	(22)	(326)	(47)

financing activities	0	163	29

Note 37 Currency Translation Rates

The following table shows the principal rates used to translate the financial statements of foreign entities into Swiss francs:

	Spot rate		Average rate
	As of		Year ended
	31.12.07	31.12.06	31.12.07	31.12.06	31.12.05

1 USD	1.13	1.22	1.22	1.25	1.25

1 EUR	1.65	1.61	1.65	1.58	1.55

1 GBP	2.25	2.39	2.31	2.31	2.27

100 JPY	1.02	1.02	1.02	1.08	1.13

Financial Statements
Notes to the Financial Statements

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

5. Fair value option

Under IFRS, the Group applies the fair value option to certain financial assets and financial liabilities, mainly to hybrid debt instruments. As a result the entire hybrid instrument is accounted for at fair value with changes in fair value reflected in net trading income. Furthermore, UBS designated certain loans, loan commitments and fund investments as financial assets designated at fair value through profit and loss.
Under Swiss accounting rules, the fair value option is not available. Hybrid instruments are bifurcated: while the embedded derivative is marked to market through net trading income, the host contract is accounted for on an accrued cost basis. Generally, loans are accounted for at amortized cost less impairment, loan commitments stay off-balance sheet and fund investments are accounted for as financial investments.

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

Note 39 Additional Disclosures Required under SEC Rules
Note 39.1 Industrial Holdings’ Income Statement

From 1 July 2004, UBS held a majority ownership interest in Motor-Columbus and consolidated it in its Financial Statements. Motor-Columbus was sold on 23 March 2006, and it is presented below as a discontinued operation in the income statements for the years ended 31 December 2006 and 31 December 2005. Refer to Note 36 Discontinued Operations for further information.

The following table provides information required by Regulation S-X for commercial and industrial companies, including a condensed income statement and certain additional balance sheet information.

	As of or for
	the year ended
CHF million	31.12.07	31.12.06	31.12.05

Operating income

Net Sales	268	262	229

Operating expenses

Cost of products sold	229	220	196

Marketing expenses	2	2	2

General and administrative expenses	14	20	22

Amortization of intangible assets	6	5	6

Other operating expenses	161	63	118

Total operating expenses	412	310	344

Operating profit	(144)	(48)	(115)

Non-operating profit

Interest income	6	0	6

Interest expense	(9)	(44)	(54)

Other non-operating income, net	708	336	589

Non-operating profit	705	292	541

Net profit from continuing operations before tax	561	244	426

Tax expense	36	34	169

Equity in income of associates, net of tax	(25)	11	25

Net profit from continuing operations	500	221	282

Net profit from discontinued operations	136	887	437

Net profit	636	1,108	719

Net profit attributable to minority interests	50	104	207

Net profit attributable to UBS shareholders	586	1,004	512

Accounts receivable trade, gross	27	103

Allowance for doubtful receivables	(2)	(7)

Accounts receivables trade, net	25	96

Financial Statements
Notes to the Financial Statements

Note 39 Additional Disclosures Required under SEC Rules (continued)
Note 39.2 Supplemental Guarantor Information

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
Under the guarantee, if UBS Americas Inc. fails to make any timely payment under the Debt Securities agreements, the holders of the Debt Securities or the Debt Securities trustee may demand payment from UBS without first pro-

ceeding against UBS Americas Inc. UBS’s obligations under the subordinated note guarantee are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of UBS. At 31 December 2007, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated is approximately CHF 2,215 billion.

The information presented in this note is prepared in accordance with IFRS and should be read in conjunction with the Consolidated Financial Statements of UBS of which this information is part.

Supplemental Guarantor Consolidating Income Statement

CHF million	UBS AG	UBS		Consolidating
For the year ended 31 December 2007	Parent Bank[1]	Americas Inc.	Subsidiaries	Entries	UBS Group

Operating income

Interest income	77,306	47,747	51,985	(67,926)	109,112

Interest expense	(74,689)	(46,420)	(50,592)	67,926	(103,775)

Net interest income	2,617	1,327	1,393	0	5,337

Credit loss (expense) / recovery	11	(234)	(15)	0	(238)

Net interest income after credit loss expense	2,628	1,093	1,378	0	5,099

Net fee and commission income	12,852	10,119	7,663	0	30,634

Net trading income	3,467	(9,932)	(1,888)	0	(8,353)

Income from subsidiaries	602	0	0	(602)	0

Other income	(4,273)	8,369	236	0	4,332

Revenues from industrial holdings	0	0	268	0	268

Total operating income	15,276	9,649	7,657	(602)	31,980

Operating expenses

Personnel expenses	12,611	8,307	3,880	0	24,798

General and administrative expenses	5,684	3,446	(665)	0	8,465

Depreciation of property and equipment	930	138	183	0	1,251

Amortization of intangible assets	3	101	178	0	282

Goods and materials purchased	0	0	119	0	119

Total operating expenses	19,228	11,992	3,695	0	34,915

Operating profit from continuing operations before tax	(3,952)	(2,343)	3,962	(602)	(2,935)

Tax expense / (benefit)	697	(486)	1,100	0	1,311

Net profit / (loss) from continuing operations	(4,649)	(1,857)	2,862	(602)	(4,246)

Net profit / (loss) from discontinued operations	265	0	136	0	401

Net profit / (loss)	(4,384)	(1,857)	2,998	(602)	(3,845)

Net profit / (loss) attributable to minority interests	0	18	521	0	539

Net profit / (loss) attributable to UBS shareholders	(4,384)	(1,875)	2,477	(602)	(4,384)

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Note 39 Additional Disclosures Required under SEC Rules (continued)
Note 39.2 Supplemental Guarantor Consolidating Balance Sheet

CHF million	UBS AG	UBS		Consolidating
As of 31 December 2007	Parent Bank[1]	Americas Inc.	Subsidiaries	Entries	UBS Group

Assets

Cash and balances with central banks	8,530	109	10,154	0	18,793

Due from banks	154,138	16,530	200,488	(310,249)	60,907

Cash collateral on securities borrowed	117,312	166,479	53,672	(130,400)	207,063

Reverse repurchase agreements	292,839	106,775	266,470	(289,156)	376,928

Trading portfolio assets	354,200	170,977	84,884	0	610,061

Trading portfolio assets pledged as collateral	103,971	55,842	4,498	0	164,311

Positive replacement values	436,271	16,770	192,144	(216,968)	428,217

Financial assets designated at fair value	5,510	7,149	8,421	(9,315)	11,765

Loans	370,274	41,398	43,584	(119,392)	335,864

Financial investments available-for-sale	2,611	980	1,375	0	4,966

Accrued income and prepaid expenses	7,379	4,369	4,883	(4,678)	11,953

Investments in associates	28,049	139	150	(26,359)	1,979

Property and equipment	5,352	959	923	0	7,234

Goodwill and intangible assets	276	10,516	3,746	0	14,538

Other assets	13,606	5,135	4,881	(5,622)	18,000

Total assets	1,900,318	604,127	880,273	(1,112,139)	2,272,579

Liabilities

Due to banks	246,977	114,066	94,968	(310,249)	145,762

Cash collateral on securities lent	45,055	64,281	52,685	(130,400)	31,621

Repurchase agreements	105,750	238,880	250,413	(289,156)	305,887

Trading portfolio liabilities	111,955	51,904	929	0	164,788

Negative replacement values	456,631	16,333	187,543	(216,968)	443,539

Financial liabilities designated at fair value	146,701	14,947	39,520	(9,315)	191,853

Due to customers	555,694	87,534	118,056	(119,392)	641,892

Accrued expenses and deferred income	13,276	7,940	5,310	(4,678)	21,848

Debt issued	168,266	3,478	50,333	0	222,077

Other liabilities	19,011	5,356	42,031	(5,622)	60,776

Total liabilities	1,869,316	604,719	841,788	(1,085,780)	2,230,043

Equity attributable to UBS shareholders	31,002	(2,916)	33,858	(26,359)	35,585

Minority interests	0	2,324	4,627	0	6,951

Total equity	31,002	(592)	38,485	(26,359)	42,536

Total liabilities and equity	1,900,318	604,127	880,273	(1,112,139)	2,272,579

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Financial Statements
Notes to the Financial Statements

Note 39 Additional Disclosures Required under SEC Rules (continued)
Note 39.2 Supplemental Guarantor Consolidating Cash Flow Statement

CHF million	UBS AG	UBS
For the year ended 31 December 2007	Parent Bank[1]	Americas Inc.	Subsidiaries	UBS Group

Net cash flow from / (used in) operating activities	(65,133)	19,722	(5,865)	(51,276)

Cash flow from / (used in) investing activities

Investments in subsidiaries and associates	(2,337)	0	0	(2,337)

Disposal of subsidiaries and associates	885	0	0	885

Purchase of property and equipment	(1,022)	(581)	(307)	(1,910)

Disposal of property and equipment	40	28	66	134

Net (investment in) / divestment of financial investments available-for-sale	4,027	34	1,920	5,981

Net cash flow from / (used in) investing activities	1,593	(519)	1,679	2,753

Cash flow from / (used in) financing activities

Net money market paper issued / (repaid)	35,017	(1,426)	(919)	32,672

Net movements in treasury shares and own equity derivative activity	(3,550)	0	0	(3,550)

Dividends paid	(4,275)	0	0	(4,275)

Issuance of long-term debt, including financial liabilities designated at fair value	105,197	1,022	4,655	110,874

Repayment of long-term debt, including financial liabilities designated at fair	(54,251)	(7,022)	(1,134)	(62,407)
value

Increase in minority interests	0	32	1,062	1,094

Dividend payments to / purchase from minority interests	0	(665)	46	(619)

Net activity in investments in subsidiaries	1,057	(6,679)	5,622	0

Net cash flow from / (used in) financing activities	79,195	(14,738)	9,332	73,789

Effects of exchange rate differences	(9,093)	(3,062)	(96)	(12,251)

Net increase / (decrease) in cash equivalents	6,562	1,403	5,050	13,015

Cash and cash equivalents, beginning of the year	102,548	14,129	19,413	136,090

Cash and cash equivalents, end of the year	109,110	15,532	24,463	149,105

Cash and cash equivalents comprise:

Cash and balances with central banks	8,530	109	10,154	18,793

Money market paper[2]	60,266	13,202	3,747	77,215

Due from banks with original maturity of less than three months	40,314	2,221	10,562	53,097

Total	109,110	15,532	24,463	149,105

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.   2 Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments available-for-sale. CHF 3,364 million was pledged at 31 December 2007.

Note 39 Additional Disclosures Required under SEC Rules (continued)
Note 39.2 Supplemental Guarantor Consolidating Income Statement

CHF million	UBS AG	UBS		Consolidating
For the year ended 31 December 2006	Parent Bank[1]	Americas Inc.	Subsidiaries	Entries	UBS Group

Operating income

Interest income	60,057	42,667	39,269	(54,592)	87,401

Interest expense	(56,020)	(41,049)	(38,403)	54,592	(80,880)

Net interest income	4,037	1,618	866	0	6,521

Credit loss (expense) / recovery	167	(6)	(5)	0	156

Net interest income after credit loss expense	4,204	1,612	861	0	6,677

Net fee and commission income	11,646	8,590	5,220	0	25,456

Net trading income	10,306	1,634	1,803	0	13,743

Income from subsidiaries	3,760	0	0	(3,760)	0

Other income	(450)	1,637	411	0	1,598

Revenues from industrial holdings	0	0	262	0	262

Total operating income	29,466	13,473	8,557	(3,760)	47,736

Operating expenses

Personnel expenses	12,208	8,040	3,343	0	23,591

General and administrative expenses	2,805	3,362	1,813	0	7,980

Depreciation of property and equipment	979	133	140	0	1,252

Amortization of intangible assets	14	83	56	0	153

Goods and materials purchased	0	0	116	0	116

Total operating expenses	16,006	11,618	5,468	0	33,092

Operating profit from continuing operations before tax	13,460	1,855	3,089	(3,760)	14,644

Tax expense / (benefit)	1,715	585	485	0	2,785

Net profit / (loss) from continuing operations	11,745	1,270	2,604	(3,760)	11,859

Net profit / (loss) from discontinued operations	512	0	379	0	891

Net profit / (loss)	12,257	1,270	2,983	(3,760)	12,750

Net profit / (loss) attributable to minority interests	0	527	(34)	0	493

Net profit / (loss) attributable to UBS shareholders	12,257	743	3,017	(3,760)	12,257

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Financial Statements
Notes to the Financial Statements

Note 39 Additional Disclosures Required under SEC Rules (continued)
Note 39.2 Supplemental Guarantor Consolidating Balance Sheet

CHF million	UBS AG	UBS		Consolidating
As of 31 December 2006	Parent Bank[1]	Americas Inc.	Subsidiaries	Entries	UBS Group

Assets

Cash and balances with central banks	2,660	78	757	0	3,495

Due from banks	121,404	16,884	182,850	(270,712)	50,426

Cash collateral on securities borrowed	99,829	303,607	156,083	(207,929)	351,590

Reverse repurchase agreements	270,814	167,222	300,862	(333,064)	405,834

Trading portfolio assets	294,590	188,710	143,736	0	627,036

Trading portfolio assets pledged as collateral	162,722	51,834	36,922	0	251,478

Positive replacement values	283,466	13,168	173,243	(176,902)	292,975

Financial assets designated at fair value	2,902	4,147	7,146	(8,265)	5,930

Loans	399,352	40,279	38,644	(180,433)	297,842

Financial investments available-for-sale	5,843	862	2,232	0	8,937

Accrued income and prepaid expenses	6,598	4,029	4,809	(5,075)	10,361

Investments in associates	34,887	179	237	(33,780)	1,523

Property and equipment	5,432	637	844	0	6,913

Goodwill and intangible assets	258	11,128	3,387	0	14,773

Other assets	10,709	5,524	5,587	(4,571)	17,249

Total assets	1,701,466	808,288	1,057,339	(1,220,731)	2,346,362

Liabilities

Due to banks	228,992	114,782	130,627	(270,712)	203,689

Cash collateral on securities lent	106,019	57,937	107,061	(207,929)	63,088

Repurchase agreements	167,166	419,427	291,951	(333,064)	545,480

Trading portfolio liabilities	107,747	71,165	25,861	0	204,773

Negative replacement values	290,746	13,629	169,590	(176,902)	297,063

Financial liabilities designated at fair value	121,074	49	32,829	(8,265)	145,687

Due to customers	489,823	80,936	165,560	(180,433)	555,886

Accrued expenses and deferred income	12,336	8,406	5,860	(5,075)	21,527

Debt issued	110,020	29,149	50,974	0	190,143

Other liabilities	16,488	4,284	47,050	(4,571)	63,251

Total liabilities	1,650,411	799,764	1,027,363	(1,186,951)	2,290,587

Equity attributable to UBS shareholders	51,055	5,539	26,872	(33,780)	49,686

Minority interests	0	2,985	3,104	0	6,089

Total equity	51,055	8,524	29,976	(33,780)	55,775

Total liabilities and equity	1,701,466	808,288	1,057,339	(1,220,731)	2,346,362

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Note 39 Additional Disclosures Required under SEC Rules (continued)
Note 39.2 Supplemental Guarantor Consolidating Cash Flow Statement

CHF million	UBS AG	UBS
For the year ended 31 December 2006	Parent Bank[1]	Americas Inc.	Subsidiaries	UBS Group

Net cash flow from / (used in) operating activities	(1,916)	(14,810)	11,805	(4,921)

Cash flow from / (used in) investing activities

Investments in subsidiaries and associates	2,856	0	0	2,856

Disposal of subsidiaries and associates	1,154	0	0	1,154

Purchase of property and equipment	(1,292)	(255)	(246)	(1,793)

Disposal of property and equipment	298	47	154	499

Net (investment in) / divestment of financial investments available-for-sale	90	433	1,200	1,723

Net cash flow from / (used in) investing activities	3,106	225	1,108	4,439

Cash flow from / (used in) financing activities

Net money market paper issued / (repaid)	17,526	1,039	(1,644)	16,921

Net movements in treasury shares and own equity derivative activity	(3,624)	0	0	(3,624)

Capital issuance	1	0	0	1

Capital repayment by par value reduction	(631)	0	0	(631)

Dividends paid	(3,214)	0	0	(3,214)

Issuance of long-term debt, including financial liabilities designated at fair value	79,358	10,881	7,436	97,675

Repayment of long-term debt, including financial liabilities designated at fair	(48,748)	(447)	(10,545)	(59,740)
value

Increase in minority interests	0	85	1,246	1,331

Dividend payments to / purchase from minority interests	0	2,441	(3,513)	(1,072)

Net activity in investments in subsidiaries	(8,246)	3,055	5,191	0

Net cash flow from / (used in) financing activities	32,422	17,054	(1,829)	47,647

Effects of exchange rate differences	388	(1,871)	(634)	(2,117)

Net increase / (decrease) in cash equivalents	34,000	598	10,450	45,048

Cash and cash equivalents, beginning of the year	68,548	13,531	8,963	91,042

Cash and cash equivalents, end of the year	102,548	14,129	19,413	136,090

Cash and cash equivalents comprise:

Cash and balances with central banks	2,660	78	757	3,495

Money market paper[2]	73,431	11,488	2,225	87,144

Due from banks with original maturity of less than three months	26,457	2,563	16,431	45,451

Total	102,548	14,129	19,413	136,090

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.   2 Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments available-for-sale. CHF 7,183 million was pledged at 31 December 2006.

Financial Statements
Notes to the Financial Statements

Note 39 Additional Disclosures Required under SEC Rules (continued)
Note 39.2 Supplemental Guarantor Consolidating Income Statement

CHF million	UBS AG	UBS		Consolidating
For the year ended 31 December 2005	Parent Bank[1]	Americas Inc.	Subsidiaries	Entries	UBS Group

Operating income

Interest income	39,779	27,782	20,729	(29,004)	59,286

Interest expense	(33,892)	(24,803)	(20,067)	29,004	(49,758)

Net interest income	5,887	2,979	662	0	9,528

Credit loss (expense) / recovery	370	(3)	8	0	375

Net interest income after credit loss expense	6,257	2,976	670	0	9,903

Net fee and commission income	9,670	7,420	4,094	0	21,184

Net trading income	7,453	(123)	918	0	8,248

Income from subsidiaries	(675)	0	0	675	0

Other income	2,635	476	(1,984)	0	1,127

Revenues from industrial holdings	0	0	229	0	229

Total operating income	25,340	10,749	3,927	675	40,691

Operating expenses

Personnel expenses	9,962	6,587	3,518	0	20,067

General and administrative expenses	2,330	2,667	1,507	0	6,504

Depreciation of property and equipment	988	140	119	0	1,247

Amortization of intangible assets	24	70	39	0	133

Goods and materials purchased	0	0	97	0	97

Total operating expenses	13,304	9,464	5,280	0	28,048

Operating profit from continuing operations before tax	12,036	1,285	(1,353)	675	12,643

Tax expense / (benefit)	1,712	1,079	(326)	0	2,465

Net profit / (loss) from continuing operations	10,324	206	(1,027)	675	10,178

Net profit / (loss) from discontinued operations	3,705	0	807	0	4,512

Net profit / (loss)	14,029	206	(220)	675	14,690

Net profit / (loss) attributable to minority interests	0	122	539	0	661

Net profit / (loss) attributable to UBS shareholders	14,029	84	(759)	675	14,029

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Note 39 Additional Disclosures Required under SEC Rules (continued)
Note 39.2 Supplemental Guarantor Consolidating Cash Flow Statement

CHF million	UBS AG	UBS
For the year ended 31 December 2005	Parent Bank[1]	Americas Inc.	Subsidiaries	UBS Group

Net cash flow from / (used in) operating activities	(29,118)	(15,771)	(18,318)	(63,207)

Cash flow from / (used in) investing activities

Investments in subsidiaries and associates	(1,540)	0	0	(1,540)

Disposal of subsidiaries and associates	3,240	0	0	3,240

Purchase of property and equipment	(1,153)	(155)	(584)	(1,892)

Disposal of property and equipment	71	6	193	270

Net (investment in) / divestment of financial investments available-for-sale	(4,667)	(40)	2,220	(2,487)

Net cash flow from / (used in) investing activities	(4,049)	(189)	1,829	(2,409)

Cash flow from / (used in) financing activities

Net money market paper issued / (repaid)	22,698	615	(92)	23,221

Net movements in treasury shares and own equity derivative activity	(2,416)	0	0	(2,416)

Capital issuance	2	0	0	2

Dividends paid	(3,105)	0	0	(3,105)

Issuance of long-term debt, including financial liabilities designated at fair value	50,587	14,635	11,085	76,307

Repayment of long-term debt, including financial liabilities designated at fair	(17,780)	(753)	(11,924)	(30,457)
value

Increase in minority interests	0	8	1,564	1,572

Dividend payments to / purchase from minority interests	0	(175)	(400)	(575)

Net activity in investments in subsidiaries	(1,591)	(214)	1,805	0

Net cash flow from / (used in) financing activities	48,395	14,116	2,038	64,549

Effects of exchange rate differences	3,283	(720)	2,455	5,018

Net increase / (decrease) in cash equivalents	18,511	(2,564)	(11,996)	3,951

Cash and cash equivalents, beginning of the year	50,037	16,095	20,959	87,091

Cash and cash equivalents, end of the year	68,548	13,531	8,963	91,042

Cash and cash equivalents comprise:

Cash and balances with central banks	2,712	5	2,642	5,359

Money market paper[2]	47,838	8,991	997	57,826

Due from banks with original maturity of less than three months	17,998	4,535	5,324	27,857

Total	68,548	13,531	8,963	91,042

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.   2 Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments available-for-sale. CHF 4,744 million was pledged at 31 December 2005.

Financial Statements
Notes to the Financial Statements

Note 39 Additional Disclosures Required under SEC Rules (continued)
Note 39.2 Guarantee of other securities

Guarantee of other securities

UBS AG, acting through wholly-owned finance subsidiaries, issued the following trust preferred securities:

USD billion, unless otherwise indicated		Outstanding as of 31.12.07
Issuing Entity	Type of security	Date issued	Interest (%)	Amount

UBS Preferred Funding Trust I	Trust preferred securities	October 2000	8.622	1.5

UBS Preferred Funding Trust II	Trust preferred securities[1]	June 2001	7.247	0.5

	Floating rate noncumulative trust		one-month LIBOR
UBS Preferred Funding Trust IV	preferred securities	May 2003	+ 0.7%	0.3

UBS Preferred Funding Trust V	Trust preferred securities	May 2006	6.243	1.0

1 In June 2006, USD 300 million (at 7.25%) of Trust preferred securities also issued in June 2001 were redeemed.

UBS AG has fully and unconditionally guaranteed these securities. UBS’s obligations under the trust preferred securities guarantee are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of UBS. At 31 December 2007, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated is approximately CHF 2,215 billion.

UBS AG (Parent Bank)

UBS AG (Parent Bank)

UBS AG (Parent Bank)

UBS AG (Parent Bank)
Parent Bank Review

Parent Bank Review

Income Statement

The Parent Bank UBS AG Net profit decreased by CHF 10,809 million from a profit of CHF 6,558 million to a loss of CHF 4,251 million.

Income from investments in associated companies increased to CHF 2,592 million in 2007 from CHF 1,910 million in 2006 mainly due to higher dividend distributions received. Losses resulting from the US residential mortgage market had a significant impact on the income statement lines Depreciation, Provisions and Net trading income:
–	The increase of Depreciation from CHF 1,352 million in 2006 to CHF 8,660 million in 2007 mainly reflects write-downs of investments in associated US companies.
–	Provisions of CHF 2,688 million were recognized in 2007 for commitments to capitalize subsidiaries that have a capital deficit.
–	Net trading income decreased from CHF 9,467 million in 2006 to CHF 2,767 million in 2007, which mainly reflects losses in the fixed income business.
The increase in Extraordinary income and decrease in Extraordinary expenses are explained on page 129.

Balance Sheet

UBS’s Parent Bank total assets stood at CHF 1,598 billion on 31 December 2007, up slightly from CHF 1,586 billion on 31 December 2006. The total asset rise of CHF 12 billion was caused by higher inter-bank lending (which includes loans and collateral trading) of CHF 88 billion and Liquid Assets of

CHF 6 billion. These increases, however, were almost offset by decreases in customer and mortgage loans (down CHF 54 billion), in positive replacement values on derivative instruments (down CHF 14 billion), in money market paper (down CHF 13 billion) and a decline in investments in associated companies of CHF 6 billion due to write-downs of investments in US subsidiaries.

Interbank Lending

In due from banks, on demand volume rose by CHF 39 billion partially due to higher funding needs of our bank subsidiaries in the European Region, combined with an increase to non-UBS related banks in the same region and to a lesser extent in the Americas Region. During 2007, due from banks on time slightly declined by CHF 5 billion. In addition, Inter-bank collateral trading grew by CHF 54 billion due to trading with UBS subsidiaries, in particular in the two Regions Europe and Asia, and with third party clients.

Customer Lending

The customer loan drop of CHF 42 billion was due to lower funding needs of UBS subsidiaries, predominately related to the reintegration of positions held by Dillon Read Capital Management subsidiaries, which are no longer funded by the UBS Parent Bank. In addition, loans secured by mortgages declined (CHF 12 billion) driven by the downturn in the US mortgage market and the exit of certain US legacy positions which were built up by Dillon Read Capital Management.

UBS AG (Parent Bank)
Financial Statements

Financial Statements

Income Statement

	For the year ended		% change from
CHF million	31.12.07	31.12.06	31.12.06

Interest and discount income	58,674	45,978	28

Interest and dividend income from trading portfolio	19,003	15,324	24

Interest and dividend income from financial investments	58	32	81

Interest expense	(75,179)	(57,507)	31

Net interest income	2,556	3,827	(33)
Credit-related fees and commissions	205	199	3

Fee and commission income from securities and investment business	15,468	12,288	26

Other fee and commission income	686	840	(18)

Fee and commission expense	(3,269)	(1,820)	80
Net fee and commission income	13,090	11,507	14
Net trading income	2,767	9,467	(71)
Net income from disposal of financial investments	178	333	(47)

Income from investments in associated companies	2,592	1,910	36

Income from real estate holdings	27	21	29

Sundry income from ordinary activities	3,352	2,982	12

Sundry ordinary expenses	(3,223)	(3,059)	5

Other income from ordinary activities	2,926	2,187	34

Operating income	21,339	26,988	(21)

Personnel expenses	13,505	12,886	5

General and administrative expenses	5,191	4,736	10

Operating expenses	18,696	17,622	6

Operating profit	2,643	9,366	(72)

Depreciation and write-offs on investments in associated companies and fixed assets	8,660	1,352	541

Allowances, provisions and losses	2,780	342	713

Profit before extraordinary items and taxes	(8,797)	7,672

Extraordinary income	4,665	1,095	326

Extraordinary expenses	4	239	(98)

Tax expense	115	1,970	(94)

Profit for the period	(4,251)	6,558

UBS AG (Parent Bank)
Financial Statements

Balance Sheet

			% change from
CHF million	31.12.07	31.12.06	31.12.06

Assets

Liquid assets	8,530	2,660	221

Money market paper	60,266	73,430	(18)

Due from banks	527,081	439,098	20

Due from customers	274,510	316,241	(13)

Mortgage loans	141,381	153,114	(8)

Trading balances in securities and precious metals	412,977	411,981	0

Financial investments	1,685	2,844	(41)

Investments in associated companies	21,228	27,076	(22)

Fixed assets	5,273	4,527	16

Accrued income and prepaid expenses	7,221	6,573	10

Positive replacement values	124,244	138,222	(10)

Other assets	13,676	9,975	37

Total assets	1,598,072	1,585,741	1

Total subordinated assets	6,293	5,852	8

Total amounts receivable from Group companies	602,667	657,919	(8)

Liabilities

Money market paper issued	104,878	69,861	50

Due to banks	491,102	556,136	(12)

Due to customers on savings and deposit accounts	72,303	80,883	(11)

Other amounts due to customers	521,189	508,609	2

Medium-term bonds	3,228	2,238	44

Bond issues and loans from central mortgage institutions	189,023	143,779	31

Accruals and deferred income	17,368	16,672	4

Negative replacement values	145,445	149,879	(3)

Other liabilities	15,576	10,471	49

Allowances and provisions	3,970	2,305	72

Share capital	207	211	(2)

General statutory reserve	8,775	8,295	6

Reserve for own shares	9,441	9,114	4

Other reserves	19,818	20,730	(4)

Profit for the period	(4,251)	6,558

Total liabilities	1,598,072	1,585,741	1

Total subordinated liabilities	21,114	21,907	(4)

Total amounts payable to Group companies	330,567	450,093	(27)

Statement of Appropriation of Retained Earnings

CHF million

The Board of Directors proposes to the Annual General Meeting the following appropriation:

Profit / (Loss) for the financial year 2007 as per the Parent Bank’s Income Statement	(4,251)

Appropriation to other reserves	(4,251)

Stock Dividend, creation of Authorized Capital

The Board of Directors has proposed to the Extraordinary Meeting of Shareholders on 27 February 2008 to create authorized share capital up to a maximum of 5% of the current share capital (103.7 million new shares) to replace the cash dividend for the business year 2007 with a stock dividend. The issuance of shares and the final exchange ratio for the entitlement to the stock dividend (not less than 20:1) will be determined by the Board of Directors on 23 April 2008.

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

Treasury shares

Treasury shares is the term used to describe when an enterprise holds its own equity instruments. Under Swiss law, treasury shares are classified in the balance sheet as trading balances or as financial investments. Short positions are included in due to banks. Realized gains and losses on the sale, issuance or acquisition of treasury shares, and unrealized gains or losses from remeasurement of treasury shares in the trading portfolio to market value are included in the income statement. Treasury shares included in financial investments are carried at the lower of cost and market value. A reserve from own shares must be created in equity equal to the cost value of the treasury shares held. The reserve for own shares is not available for distribution to shareholders.

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

Investments in associated companies

Investments in associated companies are equity interests which are held for the purpose of the Parent Bank’s business activities or for strategic reasons. They include all directly held subsidiaries and are carried at cost less impairment, if applicable.

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

Equity participation plans

Under Swiss law, employee stock awards are recognized as compensation expense and accrued over the performance period, while employee stock option awards are recognized as compensation expense in the year of grant. Equity- and cash-settled awards are classified as liabilities. Stock option awards are remeasured at their intrinsic value. However, for granted employee share options that UBS intends to settle in shares from conditional capital, there is no impact on the income statement and no liability is recognized. Upon exercise, cash received for the strike price payment will be credited against share capital and general statutory reserve.

Additional Income Statement Information

Net Trading Income
	For the year ended		% change from
CHF million	31.12.07	31.12.06	31.12.06

Equities	7,867	5,761	37

Fixed income	(7,679)	1,114

Foreign exchange and other[1]	2,579	2,592	(1)

Total	2,767	9,467	(71)

1 Includes commodities trading income. The prior year amount has been adjusted to conform to the current year’s presentation.

Extraordinary Income and Expenses

Extraordinary income includes a CHF 3,180 million gain on the sale of UBS’s 20.7% stake in Julius Baer in 2007 and a gain on the sale of Motor-Columbus of CHF 678 million in 2006. In addition, amounts in 2007 include a write-up of investments in associated companies of CHF 409 million (2006: CHF 223 million), releases of provisions for credit losses of CHF 11 million (2006: CHF 167 million). Amounts in 2007 further include a release on reserves on own properties of CHF 824 million and for lapsed employee options of CHF 165 million.

Extraordinary expenses in 2007 were immaterial. In 2006, Extraordinary expenses included CHF 202 million related to the under-accrual of unused vacation, sabbatical leave and service anniversary awards in prior years and a CHF 37 million loss related to the merger with a subsidiary.

UBS AG (Parent Bank)
Notes to the Financial Statements

Additional Balance Sheet Information

Allowances and Provisions
		Provisions	Recoveries,
		applied in	doubtful interest,		New
		accordance	currency	Provisions	provisions
	Balance at	with their	translation	released	charged	Balance at
CHF million	31.12.06	specified purpose	differences	to income	to income	31.12.07

Default risks (credit and country risk)	1,298	(299)	48	(279)	268	1,036

Trading portfolio risks	2,844	0	0	0	1,710	4,554

Litigation risks	293	(187)	(15)	(48)	115	158

Operational risks	131	(84)	3	(44)	158	164

Retirement benefit plans	106	(8)	(40)	0	49	107

Deferred taxes	34	0	(14)	0	11	31

Other[1]	1,664	(1,091)	(3)	(88)	2,964	3,446

Total allowances and provisions	6,370	(1,669)	(21)	(459)	5,275	9,496

Allowances deducted from assets	4,065					5,526

Total provisions as per balance sheet	2,305					3,970

1 The 31 December 2007 balance mainly includes provisions for capitalization commitments of subsidiaries that have a capital deficit of approximately CHF 2,772 million. In addition, provisions for reinstatment costs for leasehold improvements, provisions for employee benefits (service anniversary awards and sabbatical leave) and other items are presented in this line.

Statement of Shareholders’ Equity
						Total
						shareholders’
		General statutory	General statutory			equity (before
		reserves:	reserves:	Reserves for		distribution
CHF million	Share capital	Share premium	Retained earnings	own shares	Other reserves	of profit)

As of 31.12.05 and 1.1.06	871	6,246	1,681	10,562	26,792	46,152

Par value reduction	(631)				35	(596)

Cancellation of own shares	(30)				(3,997)	(4,027)

Capital increase	1	34				35

Increase in reserves			334		(334)	0

Prior year dividend					(3,214)	(3,214)

Profit for the period					6,558	6,558

Changes in reserves for own shares				(1,448)	1,448	0

As of 31.12.06 and 1.1.07	211	6,280	2,015	9,114	27,288	44,908

Cancellation of own shares	(4)				(2,411)	(2,415)

Capital increase		23				23

Increase in reserves			457		(457)	0

Prior year dividend					(4,275)	(4,275)

Profit for the period					(4,251)	(4,251)

Changes in reserves for own shares				327	(327)	0

As of 31.12.07	207	6,303	2,472	9,441	15,567	33,990

Share Capital
	Par value		Ranking for dividends
	No. of shares	Capital in CHF	No. of shares	Capital in CHF

As of 31.12.07

Issued and paid up	2,073,547,344	207,354,734	2,073,547,344	207,354,734

Conditional share capital	150,138,634	15,013,863

As of 31.12.06

Issued and paid up	2,105,273,286	210,527,329	2,082,673,286	208,267,329

Conditional share capital	151,437,410	15,143,741

On 31 December 2007, a maximum of 144,338 shares could be issued against the future exercise of options from former PaineWebber employee option plans. These shares are shown as conditional share capital in the table above. In addition, during 2006, shareholders approved the creation of conditional capital of up to a maximum of 150 million shares to fund UBS’s employee share option programs. As of 31 December 2007 and 31 December 2006, 5,704 shares and zero shares, respectively, have been issued under this program.

UBS AG (Parent Bank)
Notes to the Financial Statements

Off-Balance Sheet and Other Information

Assets Pledged or Assigned as Security for Own Obligations, Assets Subject to Reservation of Title
	31.12.07		31.12.06		Change in %
CHF million	Book value	Effective liability	Book value	Effective liability	Book value	Effective liability

Money market paper	12,792	2,372	37,471	9,035	(66)	(74)

Mortgage loans	200	199	81	38	147	424

Securities	99,821	49,397	89,869	41,306	11	20

Other	8,628	0	5,432	0	59

Total	121,441	51,968	132,853	50,379	(9)	3

Financial assets are mainly pledged in securities borrowing and lending transactions, in repurchase and reverse repurchase transactions, under collateralized credit lines with central banks, against loans from mortgage institutions and for security deposits relating to stock exchange and clearinghouse memberships.

Commitments and Contingent Liabilities
			% change from
CHF million	31.12.07	31.12.06	31.12.06

Contingent liabilities	223,105	189,627	18

Irrevocable commitments	104,784	115,364	(9)

Liabilities for calls on shares and other equities	145	125	16

Confirmed credits	2,630	2,133	23

Derivative Instruments
	31.12.07			31.12.06
			Notional			Notional
			amount			amount
CHF million	PRV[1]	NRV[2]	CHF bn	PRV[1]	NRV[2]	CHF bn

Interest rate contracts	167,334	164,325	33,545	176,765	175,394	29,558

Credit derivative contracts	111,898	116,128	5,451	29,026	31,781	2,824

Foreign exchange contracts	99,494	99,613	7,725	76,459	70,899	6,134

Precious metal contracts	6,363	6,569	147	4,472	4,168	121

Equity / Index contracts	30,400	49,985	760	22,437	39,016	745

Commodities contracts, excluding precious metals contracts	21,181	21,251	484	11,459	11,017	359

Total derivative instruments	436,670	457,871	48,112	320,618	332,275	39,741

Replacement value netting	312,426	312,426		182,396	182,396

Replacement values after netting	124,244	145,445		138,222	149,879

1 PRV: Positive replacement value.  2 NRV: Negative replacement value.

Fiduciary Transactions
			% change from
CHF million	31.12.07	31.12.06	31.12.06

Deposits:

with other banks	46,074	41,075	12

with Group banks	2,186	1,650	32

Total	48,260	42,725	13

Due to UBS Pension Plans
			% change from
CHF million	31.12.07	31.12.06	31.12.06

Due to UBS pension plans and UBS debt instruments held by pension plans	443	790	(51)

Securities borrowed from pension plans	9,379	7,169	31

Personnel

Parent Bank personnel was 45,102 on 31 December 2007 and 42,443 on 31 December 2006.

UBS AG (Parent Bank)
Notes to the Financial Statements

Corporate Governance and Compensation Report

Compensation details and additional information for executive members of the Board of Directors [1]
CHF, except where indicated[a]
				Annual incentive	Discretionary		Contributions
			Annual incentive	award (shares;	award (options;	Benefits	to retirement
Name, function[2]	For the year	Base salary	award (cash)	fair value)[b]	fair value)[c]	in kind[d]	benefits plans[e]	Total

Marcel Ospel, Chairman	2007	2,000,000	0	0	0	307,310	261,069	2,568,379

Stephan Haeringer, Executive Vice Chairman	2007	1,500,000	0	0	0	111,808	261,069	1,872,877

Marco Suter, Executive Vice Chairman	2007	1,125,000	0	0	0	70,820	155,252	1,351,072

1 Individual compensation figures of the previous year will be disclosed from 2008 onwards.  2 2007: Marcel Ospel and Stephan Haeringer are executive members in office as of 31 December 2007; Marco Suter stepped down during the year as a member of the Board of Directors. His 2007 payment is pro-rata for the nine months served as executive Vice Chairman.

Remuneration details and additional information for non-executive members of the Board of Directors[1]
CHF, except where indicated[a]
				Corporate	For the
	Audit	Compensation	Nominating	Responsibility	period AGM		Committee	Benefits	Additional		Share	Number of
Name, function[2]	Committee	Committee	Committee	Committee	2007 / 2008	Base fee	retainer	in kind	payments	Total	percentage	shares[3]

Ernesto Bertarelli, member			M		2007/2008	325,000	150,000	0	0	475,000	100	14,677

Gabrielle Kaufmann-Kohler, member			M	M	2007/2008	325,000	250,000	0	0	575,000	50	9,349

Sergio Marchionne, member		M			2007/2008	325,000	200,000	0	0	525,000	100	16,226

Rolf A. Meyer, member	M	C			2007/2008	325,000	650,000	0	0	975,000	50	15,853

Helmut Panke, member			C		2007/2008	325,000	250,000	0	0	575,000	50	9,349

Peter Spuhler, member		M			2007/2008	325,000	200,000	0	0	525,000	100	16,226

Peter Voser, member	M				2007/2008	325,000	300,000	0	0	625,000	50	10,162

Lawrence A.Weinbach, member	C				2007/2008	325,000	600,000	0	0	925,000	50	15,040

Joerg Wolle, member			M		2007/2008	325,000	150,000	0	0	475,000	100	14,677

Legend: C = Chairman of the respective committee; M = Member of the respective committee

1 Individual compensation figures for the previous period will be disclosed from 2008 onwards.  2 There are nine non-executive members of the Board of Directors in office as of 31 December 2007. Sergio Marchionne was appointed to the Board of Directors at the 2007 annual general meeting.  3 Number of shares is reduced in case of the 100% election to deduct social security contribution. All remuneration payments are submitted to social security contribution / taxes at source.

Total payments to all members of the Board of Directors[1]
CHF, except where indicated[a]	For the year[2]	Total

Aggregate of all (executive and non-executive) members of the Board of Directors	2007	11,467,328

1 The previous year will be disclosed from 2008 onwards.  2 For non-executive members of the Board of Directors: period AGM 2007 / 2008.

Total compensation for all members of the Group Executive Board[1]
CHF, except where indicated[a]
				Annual	Discretionary		Contributions
			Annual	incentive	award		to retirement
			incentive	award (shares;	(options;	Benefits in	benefits
Name, function	For the year	Base salary	award (cash)	fair value)[b]	fair value)[c]	kind[d]	plans[e]	Total

Rory Tapner, Chairman and Chief Executive Officer Asia Pacific (highest-paid)	2007	1,291,960	4,501,900	4,501,904	0	10,256	900	10,306,920

Aggregate of all members of the Group Executive Board (GEB) who were in office as of 31 December 2007[2]	2007	6,995,885	15,305,667	15,305,708	0	532,706	912,974	39,052,939

Aggregate of all members of the GEB who stepped down during 2007[3]	2007	2,511,947	23,042,376	6,750,036	0	406,567	275,635	32,986,561

1 Compensation figures for the previous year will be disclosed from 2008 onwards.  2 Number and distribution of senior executives: eight Group Executive Board members in office as of 31 December 2007, including three months for both Marco Suter and Joseph Scoby.  3 Takes into the account the period executives were active members of the Group Executive Board: nine months in office for Huw Jenkins and Clive Standish and six months for Peter Wuffli.

Compensation paid to former members of the Board of Directors and Group Executive Board[1]
CHF, except where indicated[a]
Name, function	Compensation	Benefits in kind	Total

Alberto Togni, former member of the Board of Directors (BoD)	318,401	502,478	820,879

Philippe de Weck, former member of the BoD (Union Bank of Switzerland)	0	129,701	129,701

Robert Studer, former member of the BoD (Union Bank of Switzerland)	0	260,162	260,162

Georges Blum, former member of the BoD (Swiss Bank Corporation)	0	90,803	90,803

Aggregate of all former members of the Group Executive Board (GEB)[2]	0	257,791	257,791

Aggregate of all former members of the BoD and GEB	318,401	1,240,935	1,559,336

1 Compensation or remuneration that is connected with the former members’ activity on the Board of Directors or Group Executive Board, or that is not at market conditions.  2 Includes four former Group Executive Board members.

Explanations of compensation details for executive members of the BoD and members of the GEB:

a)	Local currencies are converted into CHF using the exchange rates as detailed in Note 37 of Financial Statements 2007.

b)	Values per share at grant: CHF 36.15 / USD 33.55 for shares granted in 2008 related to the performance year 2007. CHF prices are average price of UBS shares at virt-x over the last ten trading days of February, and USD prices are average price of UBS shares at the New York Stock Exchange (NYSE) over the last ten trading days of February in the year in which they are granted. Share awards in this report are disclosed at fair value for the performance year for which they were granted. This differs from the recognition of share-based compensation expense in UBS’s financial statements, which is based on International Financial Reporting Standards (IFRS). Until 2007, IFRS required the recognition of the fair value of share-based payments to employees as a compensation expense over the service period (typically equivalent to the vesting period).

c)	For the performance year 2007, no options were granted in 2008. In line with the “accrual principle” outlined by the SWX Swiss Exchange (SWX) in September 2007, UBS has amended its reporting of basic stock option grants in this report to align them with the performance year for which they were awarded, rather than show them in the year in which they were actually granted. According to UBS’s previous disclosure, total compensation of the executive members of the Board of Directors (BoD) and the Group Executive Board (GEB) would have been down by 60% compared to 2006, and the Chairman of the BoD’s compensation would have decreased 81%. This presentation differs from previous years, where options were included in the grant year. It also differs from the recognition of share-based compensation expense in UBS’s financial statements (see Note 30 in Financial Statements 2007).

d)	Benefits in kind: car leasing, company car allowance, staff discount on banking products and services, health and welfare benefits and general expense allowances all valued at market price.

e)	In 2007, the Swiss pension plan converted to a Swiss defined contribution model. Swiss senior executives participate in the same plan as all other employees. Under this plan, employees receive a company contribution to the plan which covers compensation up to CHF 795,600. The retirement benefits consist of a pension, a bridging pension and a one-off payout of accumulated capital from the bonus plan. Employees must also contribute to the plan. This figure excludes the mandatory employer’s social security contributions (AHV, ALV) but includes the portion attributed to the employer’s portion of the legal BVG requirement. The employee contribution is included in the base salary and annual incentive award components. In both the US and the UK, senior executives participate in the same plans as all other employees. In the US there are two different plans, one of which operates on a cash balance basis and entitles the participant to receive a company contribution based on compensation limited to USD 250,000. US senior executives may also participate in the UBS 401K defined contribution plan (open to all employees), which provides a company matching contribution for employee contributions. In the UK, senior executives participate in either the principal pension plan, which is limited to an earnings cap of GBP 100,000, or a grandfathered defined benefit plan which provides a pension on retirement based on career average base salary (uncapped).

UBS AG (Parent Bank)
Notes to the Financial Statements

Share and option ownership of members of the Board of Directors as of 31 December 2007
					Potentially
					conferred		Type and
		Number of	Voting rights	Number of	voting rights		quantity
Name, function[1]	For the year	shares held	in %	options held	in %[2]		of options[3]

						xii:	390,000
						xiv:	300,000
Marcel Ospel, Chairman	2007	769,483	0.068	940,000	0.083	xv:	250,000

						vii:	80,000
						ix:	80,000
						x:	80,000
						xii:	120,000
						xiv:	100,000
Stephan Haeringer, Executive Vice Chairman	2007	487,053	0.043	535,000	0.047	xv:	75,000

Ernesto Bertarelli, member	2007	48,411	0.004	0			0

Gabrielle Kaufmann-Kohler, member	2007	3,303	0.000	0			0

Sergio Marchionne, member	2007	45,800	0.004	0			0

Rolf A. Meyer, member	2007	50,562	0.004	0			0

Helmut Panke, member	2007	13,206	0.001	0			0

Peter Spuhler, member	2007	67,092	0.006	0			0

Peter Voser, member	2007	11,580	0.001	0			0

Lawrence A. Weinbach, member	2007	45,520	0.004	0			0

Joerg Wolle, member	2007	7,709	0.001	0			0

1 This table includes vested, unvested, blocked and unblocked shares and options held as of 31 December 2007.  2 No conversion rights are outstanding.  3 For details of option plans and terms, see the table on page 138.

Share and option ownership of members of the Group Executive Board as of 31 December 2007
					Potentially		Type and
		Number of	Voting rights	Number of	conferred voting		quantity
Name, function[1]	For the year	shares held	in %	options held	rights in %[2]		of options[3]

						ix:	30,000
						x:	200,000
						xii:	260,000
Marcel Rohner, Group Chief Executive Officer (CEO) and						xiv:	300,000
Chairman & CEO Investment Bank	2007	501,846	0.044	990,000	0.088	xv:	200,000

						i:	52,560
						iv:	71,672
						vi:	120,000
						viii:	120,000
						xi:	160,000
						xiii:	190,000
John A. Fraser, Chairman and						xiv:	200,000
CEO Global Asset Management	2007	461,764	0.041	1,074,232	0.095	xv:	160,000

						x:	80,000
						xii:	90,000
						xiv:	90,000
Peter Kurer, Group General Counsel	2007	292,762	0.026	350,000	0.031	xv:	90,000

						ii:	4,000
						iv:	57,590
						v:	40,000
						viii:	100,000
						xi:	133,092
						xiii:	52,000
						xiv:	66,000
Joseph Scoby, Group Chief Risk Officer	2007	509,571	0.045	533,682	0.047	xv:	81,000

						vii:	30,000
						x:	60,000
						xii:	80,000
						xiv:	90,000
Walter Stuerzinger, Chief Operating Officer Corporate Center	2007	209,442	0.019	350,000	0.031	xv:	90,000

						x:	60,000
						xii:	120,000
						xiv:	100,000
Marco Suter, Group Chief Financial Officer	2007	235,757	0.021	355,000	0.031	xv:	75,000

						iii:	264,486
						vi:	200,000
						ix:	200,000
						x:	160,000
						xii:	150,000
						xiv:	160,000
Rory Tapner, Chairman and CEO Asia Pacific	2007	514,365	0.046	1,294,486	0.115	xv:	160,000

						vi:	50,000
						xii:	95,976
Raoul Weil, Chairman and						xiv:	120,000
CEO Global Wealth Management & Business Banking	2007	212,934	0.019	405,752	0.036	xv:	139,776

1 This table includes vested and unvested shares and options held as of 31 December 2007.  2 No conversion rights are outstanding.  3 For details of option plans and terms, see the table on page 138.

UBS AG (Parent Bank)
Notes to the Financial Statements

Vested and unvested options held by executive members of the Board of Directors and by members of the Group Executive Board as of 31 December 2007

Type	Number of options	Year of grant	Vesting date	Expiry date	Subscription ratio	Strike price

i	52,560	2001	20/02/2004	20/02/2009	1:1	CHF 50.00

ii	4,000	2002	28/02/2005	28/02/2012	1:1	USD 23.12

iii	264,486	2002	20/02/2005	31/01/2012	1:1	CHF 38.88

iv	129,262	2002	31/01/2005	31/01/2012	1:1	USD 22.63

v	40,000	2002	28/06/2005	28/06/2012	1:1	USD 24.85

vi	370,000	2002	28/06/2005	28/06/2012	1:1	CHF 40.38

vii	110,000	2002	28/06/2005	28/12/2012	1:1	CHF 40.38

viii	220,000	2003	31/01/2006	31/01/2013	1:1	USD 24.00

ix	310,000	2003	31/01/2006	31/07/2013	1:1	CHF 32.50

x	640,000	2004	28/02/2007	28/02/2014	1:1	CHF 51.88

xi	293,092	2004	28/02/2007	28/02/2014	1:1	USD 40.63

xii	1,305,976	2005	01/03/2008	28/02/2015	1:1	CHF 55.75

xiii	242,000	2005	01/03/2008	28/02/2015	1:1	USD 47.75

xiv	1,526,000	2006	01/03/2009	28/02/2016	1:1	CHF 77.33

xv	1,320,776	2007	01/03/2010	28/02/2017	1:1	CHF 78.50

Loans granted to members of the Board of Directors as of 31 December 2007

CHF, except where indicated[a]

Name, function[1]	Mortgages	Other loans granted	Total

Marcel Ospel, Chairman	11,000,000	0	11,000,000

Stephan Haeringer, Executive Vice Chairman	0	0	0

Ernesto Bertarelli, member	0	0	0

Gabrielle Kaufmann-Kohler, member	0	0	0

Sergio Marchionne, member	0	0	0

Rolf A. Meyer, member	480,000	0	480,000

Helmut Panke, member	0	0	0

Peter Spuhler, member	0	0	0

Peter Voser, member	0	0	0

Lawrence A. Weinbach, member	0	0	0

Joerg Wolle, member	0	0	0

Aggregate of all members of the Board of Directors	11,480,000	0	11,480,000

1 No loans have been granted to related parties of the Board of Directors members at conditions not customary in the market. For this purpose UBS considers loans granted on the terms available to UBS employees to be at arm’s length.

Loans granted to members of the Group Executive Board

CHF, except where indicated[a]

Name, function[1]	Mortgages	Other loans granted[2]	Total

Joseph Scoby, Group Chief Risk Officer	0	3,145,796	3,145,796

Aggregate of all members of the Group Executive Board	3,487,000	3,145,796	6,632,796

1 No loans have been granted to related parties of the members of the Group Executive Board at conditions not customary in the market. For this purpose UBS considers loans granted on the terms available to UBS employees to be at arm’s length.   2 Guarantees.

UBS AG (Parent Bank)
Report of the Statutory Auditors

ERNST & YOUNG

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS AG, Zurich and Basel

Basel, 6 March 2008

Report of the statutory auditors

As statutory auditors, we have audited the accounting records and the financial statements (income statement, balance sheet and notes on pages 124 to 139) of UBS AG for the year ended 31 December 2007.

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

In our opinion, the accounting records and financial statements comply with Swiss law and the company's articles of association.

We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Andrew McIntyre
Chartered Accountant
(in charge of the audit)

Dr. Andreas Blumer
Swiss Certified Accountant

Offices in Aarau, Baden, Basel, Berne, Geneva, Lausanne, Lucerne, Lugano, St.Gallen, Zug, Zurich.
Member of the Swiss Institute of Certified Accountants and Tax Consultants

UBS AG (Parent Bank)
Report of the Auditors of the Conditional Capital Increase

BDO Visura
Financial Services

8031 Zurich, Fabrikstrasse 50
Tel. +41 44 444 37 21, Fax +41 44 444 37 84
www.bdo.ch

To the Board of Directors of
UBS AG, Zurich and Basel

Confirmation concerning conditional capital increase

As state-controlled auditors of UBS AG, we have audited the issue of new shares and the preconditions for the adjustment of the provisions regarding the conditional capital increase in the articles of association, both related to

- employee stock option plans of Paine Webber Group Inc., New York, according to article 4a paragraph 1 of the articles of association based on the resolution of the annual general meeting of 7 September 2000, and
- employee stock option plans of UBS AG, according to article 4a paragraph 2 of the articles of association based on the resolution of the annual general meeting of 19 April 2006;

in the period from 1 January 2007 to 31 December 2007 in accordance with the provisions of Swiss law.

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

In our opinion

- the issue of 1'288'354 new registered shares of a nominal value of CHF 0.10 per share relating to the employee stock option plans of Paine Webber Group Inc., New York, according to article 4a paragraph 1 of the articles of association, was in accordance with the provisions of Swiss law and the company's articles of association. In addition, in the reporting period option rights relating to 4'718 registered shares of a nominal value of CHF 0.10 per share have expired;
- the issue of 5'704 new registered shares of a nominal value of CHF 0.10 per share relating to the employee stock option plans of UBS AG, according to article 4a paragraph 2 of the articles of association, was in accordance with the provisions of Swiss law and the company's articles of association.

Zurich, 22 January 2008

BDO Visura

Werner Schiesser
dipl. Wirtschaftsprüfer

Jürg Caspar
dipl. Wirtschaftsprüfer

Member of the Swiss Institute of Certified
Accountants and Tax Consultants

Additional Disclosure Required
under SEC Regulations

Additional Disclosure Required under SEC Regulations

Additional Disclosure Required
under SEC Regulations

A – Introduction

The following pages contain additional disclosures about UBS Group which are required under SEC regulations.

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

On 29 February 2008 the noon buying rate was 0.9583 USD per 1 CHF.

			Average rate[1]
Year ended 31 December	High	Low	(USD per 1 CHF)	At period end

2003	0.8189	0.7048	0.7493	0.8069

2004	0.8843	0.7601	0.8059	0.8712

2005	0.8721	0.7544	0.8039	0.7606

2006	0.8396	0.7575	0.8034	0.8200

2007	0.9087	0.7978	0.8381	0.8827

Month	High	Low

September 2007	0.8568	0.8258

October 2007	0.8629	0.8437

November 2007	0.9087	0.8627

December 2007	0.8951	0.8645

January 2008	0.9221	0.8948

February 2008	0.9583	0.9030

1 The average of the noon buying rates on the last business day of each full month during the relevant period.

Additional Disclosure Required under SEC Regulations

Income statement data

B – Selected Financial Data (continued)

	For the year ended
CHF million, except where indicated	31.12.07	31.12.06	31.12.05	31.12.04	31.12.03

Income statement data

Interest income	109,112	87,401	59,286	39,228	40,045

Interest expense	(103,775)	(80,880)	(49,758)	(27,484)	(27,784)

Net interest income	5,337	6,521	9,528	11,744	12,261

Credit loss (expense) / recovery	(238)	156	375	241	(102)

Net interest income after credit loss (expense) / recovery	5,099	6,677	9,903	11,985	12,159

Net fee and commission income	30,634	25,456	21,184	18,310	16,484

Net trading income	(8,353)	13,743	8,248	5,098	3,859

Other income	4,332	1,598	1,127	868	295

Income from industrial holdings	268	262	229	188	51

Total operating income	31,980	47,736	40,691	36,449	32,848

Total operating expenses	34,915	33,092	28,048	26,448	25,571

Operating profit from continuing operations before tax	(2,935)	14,644	12,643	10,001	7,277

Tax expense	1,311	2,785	2,465	2,150	1,402

Net profit from continuing operations	(4,246)	11,859	10,178	7,851	5,875

Net profit from discontinued operations	401	891	4,512	619	378

Net profit	(3,845)	12,750	14,690	8,470	6,253

Net profit attributable to minority interests	539	493	661	454	349

Net profit attributable to UBS shareholders	(4,384)	12,257	14,029	8,016	5,904

Cost / income ratio (%)[1]	110.3	69.7	70.1	73.2	76.8

Per share data (CHF)

Basic earnings per share[2]	(2.28)	6.20	6.97	3.89	2.72

Diluted earnings per share[2]	(2.28)	5.95	6.68	3.70	2.59

Operating profit before tax per share	(1.52)	7.41	6.28	4.86	3.35

Cash dividends declared per share (CHF)[3,4]	N/A	2.20	1.60	1.50	1.30

Cash dividend declared per share (USD)[3,4]	N/A	1.83	1.26	1.27	1.00

Dividend payout ratio (%)[3,4]	N/A	35.5	23.0	38.6	47.8

Rates of return (%)

Return on equity attributable to UBS shareholders[5]	(9.4)	28.2	39.7	25.8	18.0

Return on average equity	(9.1)	26.3	37.2	23.8	16.9

Return on average assets	(0.16)	0.52	0.68	0.44	0.38

1 Operating expenses / operating income before credit loss expense for Financial Businesses.  2 For EPS calculation, see Note 8 to the Financial Statements.  3 Additionally, in July 2006, a par value reduction of CHF 0.30 (USD 0.24) per share was distributed. Dividends are normally declared and paid in the year subsequent to the reporting period.  4 The Board of Directors has proposed to the Extraordinary Meeting of Shareholders on 27 February 2008 to create authorized capital up to a maximum of 5% of the current share capital (103.7 million new shares) to replace the cash dividend for the business year 2007 with a stock dividend. The issuance of shares and the final exchange ratio for the entitlement to the stock dividend (at least 20:1) will be determined by the Board of Directors on 23 April 2008.  5 Net profit attributable to UBS shareholders / average equity attributable to UBS shareholders less distributions.

B – Selected Financial Data (continued)

CHF million, except where indicated	31.12.07	31.12.06	31.12.05	31.12.04	31.12.03

Balance sheet data

Total assets	2,272,579	2,346,362	1,998,455	1,701,258	1,539,841

Equity attributable to UBS shareholders	35,585	49,686	44,015	33,632	33,350

Average equity to average assets (%)	1.74	1.96	1.83	1.87	2.25

Market capitalization	108,654	154,222	131,949	103,638	95,401

Shares

Registered ordinary shares	2,073,547,344	2,105,273,286	2,177,265,044	2,253,716,354	2,366,093,528

Treasury shares	158,105,524	164,475,699	208,519,748	249,326,620	273,482,454

BIS capital ratios

Tier 1 (%)	8.8	11.9	12.8	11.8	11.8

Total BIS (%)	12.0	14.7	14.1	13.6	13.4

Risk-weighted assets	372,298	341,892	310,409	264,832	252,398

Invested assets (CHF billion)	3,189	2,989	2,652	2,217	2,098

Personnel Financial Businesses (full-time equivalents)

Switzerland	27,884	27,018	26,028	25,987	26,660

Rest of Europe / Middle East / Africa	13,728	12,687	11,007	10,751	9,888

Americas	31,975	30,819	27,136	26,231	25,508

Asia Pacific	9,973	7,616	5,398	4,438	3,823

Total	83,560	78,140	69,569	67,407	65,879

Long-term ratings[1]

Fitch, London	AA	AA+	AA+	AA+	AA+

Moody’s, New York	Aaa	Aa2	Aa2	Aa2	Aa2

Standard & Poor’s, New York	AA	AA+	AA+	AA+	AA+

1 See the “Capital management” section in Risk, Treasury and Capital Management 2007 for information about the nature of these ratings.

Balance Sheet Data

CHF million	31.12.07	31.12.06	31.12.05	31.12.04	31.12.03

Assets

Total assets	2,272,579	2,346,362	1,998,455	1,701,258	1,539,841

Due from banks	60,907	50,426	33,644	35,419	31,959

Cash collateral on securities borrowed	207,063	351,590	288,435	210,606	206,519

Reverse repurchase agreements	376,928	405,834	404,432	357,164	320,499

Trading portfolio assets	610,061	627,036	499,297	389,487	354,558

Trading portfolio assets pledged as collateral	164,311	251,478	154,759	159,115	120,759

Positive replacement values	428,217	292,975	273,889	248,664	234,015

Loans	335,864	297,842	279,910	241,803	220,083

Liabilities

Due to banks	145,762	203,689	124,328	120,026	129,084

Cash collateral on securities lent	31,621	63,088	59,938	51,301	48,272

Repurchase agreements	305,887	545,480	478,508	422,587	415,863

Trading portfolio liabilities	164,788	204,773	188,631	171,033	143,957

Negative replacement values	443,539	297,063	277,770	267,799	240,577

Financial liabilities designated at fair value	191,853	145,687	117,401	65,756	35,286

Due to customers	641,892	555,886	466,907	386,320	351,583

Debt issued	222,077	190,143	160,710	117,856	88,874

Equity attributable to UBS shareholders	35,585	49,686	44,015	33,632	33,350

Additional Disclosure Required under SEC Regulations

B – Selected Financial Data (continued)

Ratio of Earnings to Fixed Charges

The following table sets forth UBS’s ratio of earnings to fixed charges on an IFRS basis for the periods indicated. The ratios are calculated based on earnings from continuing operations. Ratios of earnings to combined fixed charges and preferred stock dividend requirements are not presented as there were no preferred share dividends in any of the periods indicated.

For the year ended
31.12.07	31.12.06	31.12.05	31.12.04	31.12.03

0.97	1.17	1.24	1.34	1.24

C – Information on the Company

Property, Plant and Equipment

At 31 December 2007, UBS Financial Businesses operated about 1,173 business and banking locations worldwide, of which about 37% were in Switzerland, 48% in the Americas, 11% in the rest of Europe, Middle East and Africa and 4% in Asia-Pacific. 16% of the business and banking locations in Switzerland were owned directly by UBS, with the remainder, along with most of UBS’s offices outside Switzerland, being held under commercial leases.

At 31 December 2007, the Industrial Holdings segment operated about 17 business locations worldwide, of which 94% were in the Americas and 6% in Asia-Pacific. 94% of the business locations worldwide were held under commercial leases.

These premises are subject to continuous maintenance and upgrading and are considered suitable and adequate for current and anticipated operations.

D – Information Required by Industry Guide 3

Selected Statistical Information

The tables below set forth selected statistical information regarding the Group’s banking operations extracted from the Financial Statements. Unless otherwise indicated, average balances for the years ended 31 December 2007, 31 Decem-

ber 2006 and 31 December 2005 are calculated from monthly data. The distinction between domestic and foreign is generally based on the booking location. For loans, this method is not significantly different from an analysis based on the domicile of the borrower.

Average Balances and Interest Rates

The following table sets forth average interest-earning assets and average interest-bearing liabilities, along with the average rates, for the years ended 31 December 2007, 2006 and 2005.

	31.12.07			31.12.06			31.12.05
	Average		Average	Average		Average	Average		Average
CHF million, except where indicated	balance	Interest	rate (%)	balance	Interest	rate (%)	balance	Interest	rate (%)

Assets

Due from banks

Domestic	11,784	664	5.6	10,800	587	5.4	15,467	270	1.7

Foreign	46,049	2,344	5.1	29,814	1,490	5.0	25,497	1,334	5.2

Cash collateral on securities borrowed and reverse repurchase agreements

Domestic	31,473	1,693	5.4	27,147	1,333	4.9	33,012	1,079	3.3

Foreign	977,302	46,581	4.8	926,575	38,393	4.1	776,972	22,283	2.9

Trading portfolio assets

Domestic	11,866	696	5.9	17,976	651	3.6	15,545	457	2.9

Foreign taxable	861,923	38,206	4.4	707,432	31,433	4.4	580,763	23,619	4.1

Foreign non-taxable	5,754	199	3.5	4,438	127	2.9	3,390	58	1.7

Foreign total	867,677	38,405	4.4	711,870	31,560	4.4	584,153	23,677	4.1

Financial assets designated at fair value

Domestic	588	0		42	0		616	0

Foreign	9,114	298	3.3	2,325	70	3.0	691	26	3.8

Loans

Domestic	187,073	6,565	3.5	181,186	5,784	3.2	174,299	5,424	3.1

Foreign	146,040	9,359	6.4	105,362	6,284	5.9	91,290	3,531	3.9

Financial investments available-for-sale

Domestic	3,930	66	1.7	4,126	28	0.7	1,036	3	0.3

Foreign taxable	2,934	110	3.7	3,171	100	3.2	3,546	83	2.3

Foreign non-taxable	0			0	0		0	0

Foreign total	2,934	110	3.7	3,171	100	3.2	3,546	83	2.3

Total interest-earning assets	2,295,830	106,781	4.7	2,020,394	86,280	4.3	1,722,124	58,167	3.4

Net interest on swaps		2,331			1,121			1,119

Interest income and average interest- earning assets	2,295,830	109,112	4.8	2,020,394	87,401	4.3	1,722,124	59,286	3.4

Non-interest-earning assets

Positive replacement values	373,229			278,733			271,795

Fixed assets	7,090			7,445			9,308

Other	80,336			66,362			55,178

Total average assets	2,756,485			2,372,934			2,058,405

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

	31.12.07			31.12.06			31.12.05
	Average		Average	Average		Average	Average		Average
CHF million, except where indicated	balance	Interest	rate (%)	balance	Interest	rate (%)	balance	Interest	rate (%)

Liabilities and Equity

Due to banks

Domestic	60,858	2,477	4.1	46,544	1,583	3.4	35,713	897	2.5

Foreign	146,286	8,008	5.5	108,885	5,261	4.8	92,431	3,321	3.6

Cash collateral on securities lent and repurchase agreements

Domestic	47,041	1,902	4.0	46,224	1,589	3.4	40,772	881	2.2

Foreign	752,616	38,680	5.1	751,617	32,432	4.3	647,998	19,599	3.0

Trading portfolio liabilities

Domestic	5,561	328	5.9	4,408	283	6.4	3,632	145	4.0

Foreign	214,326	15,484	7.2	202,263	14,250	7.0	173,394	10,591	6.1

Financial liabilities designated at fair value

Domestic	1,503	79	5.3	1,864	58	3.1	638	5	0.8

Foreign	173,162	7,580	4.4	127,458	4,699	3.7	86,688	2,385	2.8

Due to customers

Domestic demand deposits	64,568	736	1.1	70,981	534	0.8	67,987	292	0.4

Domestic savings deposits	78,775	502	0.6	86,631	392	0.5	86,373	404	0.5

Domestic time deposits	41,056	1,206	2.9	28,876	639	2.2	24,245	386	1.6

Domestic total	184,399	2,444	1.3	186,488	1,565	0.8	178,605	1,082	0.6

Foreign[1]	426,130	16,388	3.8	314,788	11,500	3.7	249,561	5,906	2.4

Short-term debt

Domestic	2,228	98	4.4	1,973	115	5.8	1,584	20	1.3

Foreign	144,546	8,643	6.0	110,418	5,934	5.4	96,767	3,196	3.3

Long-term debt

Domestic	4,235	115	2.7	3,957	82	2.1	4,250	117	2.8

Foreign	70,079	1,549	2.2	57,899	1,529	2.6	43,035	1,613	3.7

Total interest-bearing liabilities	2,232,970	103,775	4.6	1,964,786	80,880	4.1	1,655,068	49,758	3.0

Non-interest-bearing liabilities

Negative replacement values	382,115			278,903			288,089

Other	87,196			76,270			70,654

Total liabilities	2,702,281			2,319,959			2,013,811

Total equity	54,204			52,975			44,594

Total average liabilities and equity	2,756,485			2,372,934			2,058,405

Net interest income		5,337			6,521			9,528

Net yield on interest-earning assets			0.2			0.3			0.6

1 Due to customers in foreign offices consists mainly of time deposits.

The percentage of total average interest-earning assets attributable to foreign activities was 89% for 2007 (88% for 2006 and 86% for 2005). The percentage of total average interest-bearing liabilities attributable to foreign activities was 86% for 2007 (85% for 2006 and 84% for 2005). All assets and liabilities are translated into CHF at uniform month-end rates. Interest income and expense are translated at monthly average rates.

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

D – Information Required by Industry Guide 3 (continued)

Analysis of Changes in Interest Income and Expense

The following tables allocate, by categories of interest-earning assets and interest-bearing liabilities, the changes in interest income and expense due to changes in volume and interest rates for the year ended 31 December 2007 compared with the year ended 31 December 2006, and for the year ended 31 December 2006 compared with the year end-

ed 31 December 2005. Volume and rate variances have been calculated on movements in average balances and changes in interest rates. Changes due to a combination of volume and rates have been allocated proportionally. Refer to the appropriate section of Industry Guide 3 for a discussion of the treatment of impaired and non-performing loans.

	2007 compared with 2006			2006 compared with 2005
	Increase/(decrease)			Increase / (decrease)
	due to changes in			due to changes in
	Average	Average	Net	Average	Average	Net
CHF million	volume	rate	change	volume	rate	change

Interest income from interest-earning assets

Due from banks

Domestic	53	24	77	(79)	396	317

Foreign	812	42	854	224	(68)	156

Cash collateral on securities borrowed and reverse repurchase agreements

Domestic	212	148	360	(194)	448	254

Foreign	2,080	6,108	8,188	4,338	11,772	16,110

Trading portfolio assets

Domestic	(220)	265	45	70	124	194

Foreign taxable	6,798	(25)	6,773	5,193	2,621	7,814

Foreign non-taxable	38	34	72	18	51	69

Foreign total	6,836	9	6,845	5,211	2,672	7,883

Financial assets designated at fair value

Domestic	0	0	0	0	0	0

Foreign	204	24	228	62	(18)	44

Loans

Domestic	188	593	781	213	147	360

Foreign	2,441	634	3,075	549	2,204	2,753

Financial investments

Domestic	(1)	39	38	9	16	25

Foreign taxable	(8)	18	10	(9)	26	17

Foreign non-taxable	0	0	0	0	0	0

Foreign total	(8)	18	10	(9)	26	17

Interest income

Domestic	232	1,069	1,301	19	1,131	1,150

Foreign	12,365	6,835	19,200	10,375	16,588	26,963

Total interest income from interest-earning assets	12,597	7,904	20,501	10,394	17,719	28,113

Net interest on swaps			1,210			2

Total interest income			21,711			28,115

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Analysis of Changes in Interest Income and Expense (continued)

	2007 compared with 2006			2006 compared with 2005
	Increase/(decrease)			Increase / (decrease)
	due to changes in			due to changes in
	Average	Average	Net	Average	Average	Net
CHF million	volume	rate	change	volume	rate	change

Interest expense on interest-bearing liabilities

Due to banks

Domestic	487	407	894	271	415	686

Foreign	1,795	952	2,747	592	1,348	1,940

Cash collateral on securities lent and repurchase agreements

Domestic	28	285	313	120	588	708

Foreign	43	6,205	6,248	3,109	9,724	12,833

Trading portfolio liabilities

Domestic	74	(29)	45	31	107	138

Foreign	844	390	1,234	1,761	1,898	3,659

Financial liabilities designated at fair value

Domestic	(11)	32	21	10	43	53

Foreign	1,691	1,190	2,881	1,142	1,172	2,314

Due to customers

Domestic demand deposits	(51)	253	202	12	230	242

Domestic savings deposits	(39)	149	110	1	(13)	(12)

Domestic time deposits	268	299	567	74	179	253

Domestic total	178	701	879	87	396	483

Foreign	4,120	768	4,888	1,565	4,029	5,594

Short-term debt

Domestic	15	(32)	(17)	5	90	95

Foreign	1,843	866	2,709	450	2,288	2,738

Long-term debt

Domestic	6	27	33	(8)	(27)	(35)

Foreign	317	(297)	20	550	(634)	(84)

Interest expense

Domestic	777	1,391	2,168	516	1,612	2,128

Foreign	10,653	10,074	20,727	9,169	19,825	28,994

Total interest expense	11,430	11,465	22,895	9,685	21,437	31,122

D – Information Required by Industry Guide 3 (continued)

Deposits

The following table analyzes average deposits and the average rates on each deposit category listed below for the years ended 31 December 2007, 2006 and 2005. The geographic allocation is based on the location of the office or branch where the deposit is made. Deposits by foreign depositors in domestic offices were CHF 81,243 million, CHF 78,234 million and CHF 54,968 million at 31 December 2007, 31 December 2006 and 31 December 2005, respectively.

	31.12.07		31.12.06		31.12.05
	Average	Average	Average	Average	Average	Average
CHF million, except where indicated	deposit	rate (%)	deposit	rate (%)	deposit	rate (%)

Banks

Domestic offices

Demand deposits	2,474	0.6	2,024	0.2	8,491	0.1

Time deposits	9,310	5.1	8,776	4.5	6,976	3.3

Total domestic offices	11,784	4.2	10,800	3.7	15,467	1.5

Foreign offices

Interest-bearing deposits[1]	46,049	5.5	29,814	4.8	25,497	3.6

Total due to banks	57,833	5.2	40,614	4.5	40,964	2.8

Customer accounts

Domestic offices

Demand deposits	64,568	1.1	70,981	0.8	67,987	0.4

Savings deposits	78,775	0.6	86,631	0.5	86,373	0.5

Time deposits	41,056	2.9	28,876	2.2	24,245	1.6

Total domestic offices	184,399	1.3	186,488	0.8	178,605	0.6

Foreign offices

Interest-bearing deposits[1]	426,130	3.8	314,788	3.7	249,561	2.4

Total due to customers	610,529	3.1	501,276	2.6	428,166	1.6

1 Mainly time deposits.

At 31 December 2007, the maturity of time deposits exceeding CHF 150,000, or an equivalent amount in other currencies, was as follows:

CHF million	Domestic	Foreign

Within 3 months	39,427	276,913

3 to 6 months	3,448	37,109

6 to 12 months	1,082	7,215

1 to 5 years	448	1,679

Over 5 years	87	228

Total time deposits	44,492	323,144

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Short-term Borrowings

The following table presents the period-end, average and maximum month-end outstanding amounts for short-term borrowings, along with the average rates and period-end rates at and for the years ended 31 December 2007, 2006 and 2005.

	Money market paper issued			Due to banks			Repurchase agreements[1]
CHF million, except where indicated	31.12.07	31.12.06	31.12.05	31.12.07	31.12.06	31.12.05	31.12.07	31.12.06	31.12.05

Period-end balance	152,256	119,584	102,662	84,826	153,231	90,651	487,455	754,623	667,317

Average balance	146,774	112,391	98,351	149,311	114,815	114,701	739,138	717,542	628,362

Maximum month-end balance	167,637	123,108	112,217	175,233	153,231	101,178	848,401	777,010	719,208

Average interest rate during the period (%)	6.0	5.4	3.3	5.1	4.4	3.3	5.0	4.4	3.0

Average interest rate at period-end (%)	6.1	4.0	4.0	4.5	4.1	3.0	4.9	5.0	2.6

1 For the purpose of this disclosure, balances are presented on a gross basis.

D – Information Required by Industry Guide 3 (continued)

Contractual Maturities of Investments in Debt Instruments Available-for-Sale1,2

	Within 1 year		1-5 years		5-10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2007[3]

Swiss national government and agencies	0	0.00	2	2.02	0	0.00	1	4.00

Swiss local governments	0	0.00	0	0.00	0	0.00	0	0.00

US Treasury and agencies	0	0.00	0	0.00	0	0.00	0	0.00

Foreign governments and official institutions	50	1.87	2	2.54	75	4.48	0	0.00

Corporate debt securities	50	5.66	44	4.11	0	0.00	0	0.00

Mortgage-backed securities	0	0.00	0	0.00	3	4.48	561	5.28

Other debt instruments	14	4.20	216	12.41	0	0.00	0	0.00

Total fair value	114		264		78		562

	Within 1 year		1-5 years		5-10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2006

Swiss national government and agencies	2	2.22	0	0.00	0	0.00	1	4.00

Swiss local governments	0	0.00	0	0.00	0	0.00	0	0.00

US Treasury and agencies	0	0.00	0	0.00	0	0.00	0	0.00

Foreign governments and official institutions	38	1.48	2	1.89	57	4.47	0	0.00

Corporate debt securities	26	7.00	0	0.00	2	0.00	0	0.00

Mortgage-backed securities	0	0.00	0	0.00	10	4.48	150	5.10

Other debt instruments	0	0.00	233	9.28	0	0.00	0	0.00

Total fair value	66		235		69		151

	Within 1 year		1-5 years		5-10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2005

Swiss national government and agencies	0	0.00	2	4.36	0	0.00	1	4.00

Swiss local governments	0	0.00	0	0.00	0	0.00	0	0.00

US Treasury and agencies	0	0.00	42	5.51	10	5.77	12	6.03

Foreign governments and official institutions	38	1.91	2	1.90	5	5.64	2	6.17

Corporate debt securities	13	3.20	239	4.25	66	5.38	103	5.66

Mortgage-backed securities	0	0.00	0	0.00	14	3.92	129	4.80

Other debt instruments	0	0.00	0	0.00	0	0.00	0	0.00

Total fair value	51		285		95		247

1 Money market paper has a contractual maturity of less than one year and is not included in the table.  2 Average yields are calculated on an amortized cost basis.  3 Debt instruments available-for-sale recognized on UBS’s balance sheet of CHF 1,034 million and disclosed in Note 13 include CHF 16 million of instruments without fixed maturity. Such instruments are not reflected in the table.

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Due from Banks and Loans (gross)

The Group’s lending portfolio is widely diversified across industry sectors with no significant concentrations of credit risk. CHF 164.4 billion (41% of the total) consists of loans to thousands of private households, predominantly in Switzerland, and mostly secured by mortgages, financial collateral or other assets. Exposure to Banks and Financial Institutions amounted to CHF 163 billion (41% of the total). This includes cash posted as collateral by UBS against negative replacement values on derivatives or other positions, which, from a risk perspective, is not considered lending but is a key component of the measurement of counterparty risk taken in connection with the underlying products. Exposure to banks includes money market deposits with highly rated institutions. Excluding Banks and Financial institutions, the largest industry sector exposure is CHF 17 billion (4% of the total) to Real estate and rentals. For further discussion of the loan portfolio, see the “Credit risk” section in Risk, Treasury and Capital Management 2007.

The following table illustrates the diversification of the loan portfolio among industry sectors at 31 December 2007, 2006, 2005, 2004 and 2003. The industry categories presented are consistent with the classification of loans for reporting to the Swiss Federal Banking Commission and Swiss National Bank.

CHF million	31.12.07	31.12.06	31.12.05	31.12.04	31.12.03

Domestic

Banks[1]	1,237	561	1,407	1,406	619

Construction	1,393	1,535	1,816	1,943	2,175

Financial institutions	5,525	5,542	4,213	4,332	4,009

Hotels and restaurants	1,824	1,957	2,044	2,269	2,440

Manufacturing[2]	3,887	3,643	4,134	5,485	6,478

Private households	121,536	117,852	111,549	105,160	102,180

Public authorities	4,734	4,972	5,494	5,460	5,251

Real estate and rentals	11,691	11,356	11,792	11,466	12,449

Retail and wholesale	5,138	4,569	4,808	4,908	6,062

Services[3]	6,170	6,758	8,088	9,110	9,493

Other[4]	3,300	4,345	3,119	591	1,014

Total domestic	166,435	163,090	158,464	152,130	152,170

Foreign

Banks[1]	60,333	50,124	32,287	34,269	31,405

Chemicals	635	1,321	2,716	366	245

Construction	624	522	295	122	84

Electricity, gas and water supply	1,888	951	1,637	745	249

Financial institutions	96,370	67,676	62,344	45,095	30,906

Manufacturing[5]	4,678	3,006	3,784	2,758	2,421

Mining	4,509	3,177	3,431	1,695	1,114

Private households	42,828	35,031	38,283	30,237	21,195

Public authorities	4,172	2,175	1,686	1,228	1,224

Real estate and rentals	5,056	4,360	2,707	940	473

Retail and wholesale	2,239	1,815	1,257	1,102	1,880

Services	9,294	16,436	5,593	8,002	7,983

Transport, storage and communication	1,752	1,528	1,419	762	3,658

Other[6]	1,105	564	272	318	432

Total foreign	235,483	188,686	157,711	127,639	103,269

Total gross	401,918	351,776	316,175	279,769	255,439

1 Includes Due from banks and Loans from Industrial Holdings of CHF 27 million at 31 December 2007, CHF 93 million at 31 December 2006, CHF 728 million at 31 December 2005, CHF 909 million at 31 December 2004 and CHF 220 million at 31 December 2003.  2 Includes chemicals, food and beverages.  3 Includes transportation, communication, health and social work, education and other social and personal service activities.  4 Includes mining and electricity, gas and water supply.  5 Includes food and beverages.  6 Includes hotels and restaurants.

The table above also includes loans designated at fair value. Prior period amounts have been adjusted to reflect this change in presentation.

D – Information Required by Industry Guide 3 (continued)

Due from Banks and Loans (gross) (continued)

The following table analyzes the Group’s mortgage portfolio by geographic origin of the client and type of mortgage at 31 December 2007, 2006, 2005, 2004 and 2003. Mortgages are included in the industry categories mentioned on the previous page.

CHF million	31.12.07	31.12.06	31.12.05	31.12.04	31.12.03

Mortgages

Domestic	135,341	134,468	130,880	124,496	122,069

Foreign	8,152	10,069	15,619	12,185	7,073

Total gross mortgages	143,493	144,537	146,499	136,681	129,142

Mortgages

Residential	122,435	124,548	127,990	117,731	109,980

Commercial	21,058	19,989	18,509	18,950	19,162

Total gross mortgages	143,493	144,537	146,499	136,681	129,142

Due from Banks and Loan Maturities (gross)

CHF million	Within 1 year	1 to 5 years	Over 5 years	Total

Domestic

Banks	1,235	1	0	1,236

Mortgages	55,758	55,537	24,046	135,341

Other loans	23,051	5,293	1,515	29,859

Total domestic	80,044	60,831	25,561	166,436

Foreign

Banks	58,053	1,448	198	59,699

Mortgages	4,243	3,432	477	8,152

Other loans	152,535	8,746	2,234	163,515

Total foreign	214,831	13,626	2,909	231,366

Total gross[1]	294,875	74,457	28,470	397,802

1 Includes Due from banks from Industrial Holdings of CHF 27 million at 31 December 2007.

At 31 December 2007, the total amount of due from banks and loans due after one year granted at fixed and floating rates were as follows:

CHF million	1 to 5 years	Over 5 years	Total

Fixed-rate loans	69,694	27,712	97,406

Adjustable or floating-rate loans	4,763	758	5,521

Total	74,457	28,470	102,927

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

CHF million	31.12.07	31.12.06	31.12.05	31.12.04	31.12.03

Gross interest income that would have been recorded on non-performing loans:

Domestic	39	50	81	107	171

Foreign	4	10	8	17	23

Interest income included in Net profit for non-performing loans:

Domestic	40	56	72	106	163

Foreign	2	8	9	8	8

The table below provides an analysis of the Group’s non-performing loans. For further information see the “Credit risk” section in Risk, Treasury and Capital Management 2007.

CHF million	31.12.07	31.12.06	31.12.05	31.12.04	31.12.03

Non-performing loans:

Domestic	1,349	1,744	2,106	2,772	4,012

Foreign	132	174	257	783	746

Total non-performing loans	1,481	1,918	2,363	3,555	4,758

UBS does not, as a matter of policy, typically restructure loans to accrue interest at rates different from the original contractual terms or reduce the principal amount of loans. Instead, specific loan allowances are established as necessary. Unrecognized interest related to restructured loans was not material to the results of operations in 2007, 2006, 2005, 2004 or 2003.

In addition to the non-performing loans shown above, the Group has CHF 911 million, CHF 710 million, CHF 1,071 million, CHF 1,144 million and CHF 2,241 million in “other impaired loans” for the years ended 31 December 2007, 2006, 2005, 2004, and 2003, respectively.

Other impaired loans are loans where the Group’s credit officers have expressed doubts as to the ability of the borrowers to repay the loans. For the years ended 31 December 2007, 2006, 2005 and 2004, they are loans not considered “non-performing” in accordance with Swiss regulatory guidelines, and for the year ended 31 December 2003, they are loans that were current or less than 90 days in arrears with respect to payment of principal or interest. As of 31 December 2007, 31 December 2006, 31 December 2005 and 31 December 2004, specific allowances of CHF 124 million, CHF 106 million, CHF 200 million, CHF 241 million, respectively, had been established against these loans.

D – Information Required by Industry Guide 3 (continued)

Cross-border Outstandings

Cross-border outstandings consist of general banking products such as loans and deposits with third parties, credit equivalents of over-the-counter (OTC) derivatives and securities financing, and the market value of the inventory of debt securities. Outstandings are monitored and reported on an ongoing basis by the credit risk control organization with a dedicated country risk information system. With the exception of the 33 most developed economies, these exposures are rigorously limited. The following analysis excludes Due from banks and Loans from Industrial Holdings.

Claims that are secured by third-party guarantees are recorded against the guarantor’s country of domicile. Outstandings that are secured by collateral are recorded against the country where the asset could be liquidated. This follows the “Guidelines for the Management of Country Risk”, which are applicable to all banks that are supervised by the Swiss Federal Banking Commission.

The following tables list those countries for which cross-border outstandings exceeded 0.75% of total assets at 31 December 2007, 2006 and 2005. At 31 December 2007, there were no outstandings that exceeded 0.75% of total assets in any country currently facing liquidity problems that the Group expects would materially affect the country’s ability to service its obligations.
For more information on country exposure, see the “Credit risk” section in Risk, Treasury and Capital Management 2007.

	31.12.07
CHF million	Banks	Private Sector	Public Sector	Total	% of total assets

United States	13,110	192,049	16,545	221,704	9.8

Japan	1,761	12,883	36,717	51,361	2.3

Germany	21,384	12,354	2,249	35,988	1.6

United Kingdom	6,624	14,647	8,552	29,823	1.3

Cayman Islands	173	27,715	74	27,963	1.2

France	10,620	7,075	4,605	22,300	1.0

	31.12.06
CHF million	Banks	Private Sector	Public Sector	Total	% of total assets

United States	7,692	208,200	22,574	238,466	10.2

Japan	2,283	8,263	30,158	40,704	1.7

United Kingdom	11,149	16,098	559	27,806	1.2

Germany	15,240	8,080	1,574	24,894	1.1

	31.12.05
CHF million	Banks	Private Sector	Public Sector	Total	% of total assets

United States	6,700	133,561	23,297	163,558	7.9

Germany	16,985	4,525	1,265	22,775	1.1

Japan	2,044	7,582	10,824	20,450	1.0

United Kingdom	6,384	11,423	555	18,362	0.9

Italy	3,343	2,509	11,324	17,176	0.8

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

CHF million	31.12.07	31.12.06	31.12.05	31.12.04	31.12.03

Balance at beginning of year	1,332	1,776	2,802	3,775	5,015

Domestic

Write-offs

Banks	0	0	0	0	0

Construction	(9)	(14)	(16)	(49)	(73)

Financial institutions	(8)	(11)	(14)	(24)	(37)

Hotels and restaurants	(7)	(16)	(26)	(101)	(57)

Manufacturing[1]	(45)	(40)	(39)	(77)	(121)

Private households	(68)	(89)	(131)	(208)	(262)

Public authorities	(1)	0	0	0	(18)

Real estate and rentals	(27)	(44)	(56)	(109)	(206)

Retail and wholesale	(62)	(20)	(25)	(68)	(67)

Services[2]	(20)	(47)	(35)	(83)	(111)

Other[3]	(21)	(2)	(4)	(9)	(43)

Total domestic write-offs	(268)	(283)	(346)	(728)	(995)

Foreign

Write-offs

Banks	(1)	(3)	(164)	(21)	(17)

Chemicals	0	0	0	(1)	0

Construction	0	0	0	(3)	0

Electricity, gas and water supply	0	0	0	0	0

Financial institutions	(15)	0	(50)	(34)	(112)

Manufacturing[4]	(21)	(11)	(8)	(23)	(77)

Mining	0	(1)	(23)	(8)	(15)

Private households	(14)	(7)	(21)	(8)	(11)

Public authorities	(2)	(58)	(22)	(2)	0

Real estate and rentals	0	0	(3)	0	(1)

Retail and wholesale	0	0	(9)	0	(76)

Services	0	0	0	(7)	(25)

Transport, storage and communication	0	0	0	0	(24)

Other[5]	0	0	(5)	(21)	(83)

Total foreign write-offs	(53)	(80)	(305)	(128)	(441)

Total write-offs	(321)	(363)	(651)	(856)	(1,436)

1 Includes chemicals, food and beverages.  2 Includes transportation, communication, health and social work, education and other social and personal service activities.  3 Includes mining and electricity, gas and water supply.  4 Includes food and beverages.  5 Includes hotels and restaurants.

D – Information Required by Industry Guide 3 (continued)

Summary of Movements in Allowances and Provisions for Credit Losses (continued)

CHF million	31.12.07	31.12.06	31.12.05	31.12.04	31.12.03

Recoveries

Domestic	52	51	53	54	49

Foreign	3	11	10	5	38

Total recoveries	55	62	63	59	87

Net write-offs	(266)	(301)	(588)	(797)	(1,349)

Increase / (decrease) in credit loss allowance and provision	242	(108)	(298)	(216)	102

Collective loan loss provisions	(4)	(48)	(76)	(25)

Other adjustments[1]	(140)	13	(64)	65	7

Balance at end of year	1,164	1,332	1,776	2,802	3,775

1 See the table below for details.

CHF million	31.12.07	31.12.06	31.12.05	31.12.04	31.12.03

Net foreign exchange	(9)	10	50	2	(57)

Other adjustments	(131)[2]	3	(114)	63	64

Total adjustments	(140)	13	(64)	65	7

2 Write-downs in 2007 relate to loans that were subsequently securitized.

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Allocation of the Allowances and Provisions for Credit Losses

The following table provides an analysis of the allocation of the allowances and provisions for credit loss by industry sector and geographic location at 31 December 2007, 2006, 2005, 2004 and 2003. For a description of procedures with respect to allowances and provisions for credit losses, see the “Credit risk” section in Risk, Treasury and Capital Management 2007. The following analysis includes Due from banks from Industrial Holdings.

CHF million	31.12.07	31.12.06	31.12.05	31.12.04	31.12.03

Domestic

Banks	10	10	10	10	10

Construction	43	72	91	112	158

Financial institutions	52	61	75	82	137

Hotels and restaurants	10	27	49	98	214

Manufacturing[1]	113	155	174	224	327

Private households	190	187	262	333	511

Public authorities	1	3	8	9	9

Real estate and rentals	57	99	168	250	383

Retail and wholesale	247	311	330	363	201

Services[2]	112	113	196	222	549

Other[3]	76	107	61	188	150

Total domestic	911	1,145	1,424	1,891	2,649

Foreign

Banks[4]	18	20	35	246	256

Chemicals	1	4	5	4	5

Construction	1	2	2	1	0

Electricity, gas and water supply	3	8	16	15	0

Financial institutions	112	9	8	140	168

Manufacturing[5]	20	37	57	112	359

Mining	0	0	1	14	19

Private households	15	26	30	48	48

Public authorities	20	21	72	66	69

Real estate and rentals	8	4	3	5	7

Retail and wholesale	4	4	1	95	51

Services	4	7	27	32	32

Transport, storage and communication	1	1	0	1	195

Other[6]	12	6	8	(75)	(345)

Total foreign	219	149	265	704	864

Collective loan loss provisions7w	34	38	86	207	262

Total allowances and provisions for credit losses[8]	1,164	1,332	1,775	2,802	3,775

1 Includes chemicals, food and beverages.  2 Includes transportation, communication, health and social work, education and other social and personal service activities.  3 Includes mining, electricity, gas and water supply.  4 Counterparty allowances and provisions only. Country provisions with banking counterparties amounting to CHF 0 million, CHF 0 million, CHF 37 million and CHF 17 million are disclosed under Collective loan loss provisions for 2007, 2006, 2005 and 2004, respectively.  5 Includes food and beverages.  6 Includes hotels and restaurants.  7 The 2007, 2006, 2005, 2004 and 2003 amounts include CHF 0 million, CHF 0 million, CHF 48 million, CHF 161 million and CHF 262 million , respectively, of country provisions.  8 The 2007, 2006, 2005, 2004 and 2003 amounts include CHF 63 million, CHF 76 million, CHF 109 million, CHF 214 million and CHF 290 million , respectively, of provisions for unused commitments and contingent liabilities.

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

in %	31.12.07	31.12.06	31.12.05	31.12.04	31.12.03

Domestic

Banks[1]	0.3	0.2	0.4	0.5	0.2

Construction	0.3	0.4	0.6	0.7	0.8

Financial institutions	1.4	1.6	1.3	1.5	1.6

Hotels and restaurants	0.5	0.6	0.6	0.8	1.0

Manufacturing[2]	1.0	1.0	1.3	2.0	2.5

Private households	30.2	33.5	35.3	37.6	40.0

Public authorities	1.2	1.4	1.7	2.0	2.1

Real estate and rentals	2.9	3.2	3.7	4.1	4.9

Retail and wholesale	1.3	1.3	1.5	1.7	2.4

Services[3]	1.5	1.9	2.6	3.3	3.7

Other[4]	0.8	1.3	1.1	0.2	0.4

Total domestic	41.4	46.4	50.1	54.4	59.6

Foreign

Banks[1]	15.0	14.2	10.2	12.3	12.3

Chemicals	0.2	0.4	0.9	0.1	0.1

Construction	0.2	0.1	0.1	0.0	0.0

Electricity, gas and water supply	0.5	0.3	0.5	0.3	0.1

Financial institutions	24.0	19.2	19.7	16.1	12.1

Manufacturing[5]	1.2	0.9	1.2	1.0	1.0

Mining	1.1	0.9	1.1	0.6	0.4

Private households	10.7	10.0	12.1	10.8	8.3

Public authorities	1.0	0.6	0.5	0.4	0.5

Real estate and rentals	1.3	1.2	0.9	0.3	0.2

Retail and wholesale	0.6	0.5	0.4	0.4	0.7

Services	2.3	4.7	1.8	2.9	3.1

Transport, storage and communication	0.4	0.4	0.4	0.3	1.4

Other[6]	0.1	0.2	0.1	0.1	0.2

Total foreign	58.6	53.6	49.9	45.6	40.4

Total gross	100.0	100.0	100.0	100.0	100.0

1 Includes Due from banks and Loans from Industrial Holdings in the amount of CHF 27 million for 2007, CHF 93 million for 2006, CHF 728 million for 2005, CHF 909 million for 2004 and CHF 220 million for 2003.  2 Includes chemicals, food and beverages.  3 Includes transportation, communication, health and social work, education and other social and personal service activities.  4 Includes mining and electricity, gas and water supply.  5 Includes food and beverages.  6 Includes hotels and restaurants.

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Loss History Statistics

The following is a summary of the Group’s loan loss history (relating to Due from banks and Loans). The table below does not include loans designated at fair value.

CHF million, except where indicated	31.12.07	31.12.06	31.12.05	31.12.04	31.12.03

Gross loans[1]	397,802	349,524	315,210	279,769	255,439

Impaired loans	2,392	2,628	3,434	4,699	6,999

Non-performing loans	1,481	1,918	2,363	3,555	4,758

Allowances and provisions for credit losses[2]	1,164	1,332	1,776	2,802	3,775

Net write-offs	266	301	588	797	1,349

Credit loss (expense) / recovery	(238)	156	375	241	(102)

Ratios

Impaired loans as a percentage of gross loans	0.6	0.8	1.1	1.7	2.7

Non-performing loans as a percentage of gross loans	0.4	0.5	0.7	1.3	1.9

Allowances and provisions for credit losses as a percentage of:

Gross loans	0.3	0.4	0.6	1.0	1.5

Impaired loans	48.7	50.7	51.7	59.6	53.9

Non-performing loans	78.6	69.4	75.2	78.8	79.3

Allocated allowances as a percentage of impaired loans[3]	41.7	46.3	46.4	51.6	46.8

Allocated allowances as a percentage of non-performing loans[4]	58.9	58.0	59.0	61.4	55.1

Net write-offs as a percentage of:

Gross loans	0.1	0.1	0.2	0.3	0.5

Average loans outstanding during the period	0.0	0.1	0.1	0.2	0.5

Allowances and provisions for credit losses	22.9	22.6	33.1	28.4	35.7

Allowance and provisions for credit losses as a multiple of net write-offs	4.38	4.43	3.02	3.52	2.80

1 Includes Due from banks and Loans from Industrial Holdings in the amount of CHF 27 million for 2007, CHF 93 million 2006, CHF 728 million for 2005, CHF 909 million for 2004 and CHF 220 million for 2003.  2 Includes Collective loan loss provisions.  3 Allowances relating to impaired loans only.  4 Allowances relating to non-performing loans only.

More about UBS

More about UBS

Sources of information

Annual report 2007

Four reports make up UBS’s full Annual Report 2007. They comply with the US disclosure requirements for foreign private issuers as defined by Form 20-F of the Securities and Exchange Commission (SEC) and combine audited and non-audited information. All four reports are available in English and German (SAP no.80531). The four reports are:

Strategy, Performance and Responsibility 2007

This provides a description of our firm, its strategy, organizational structure and financial performance for the last two years. It also discusses our standards for corporate behavior and responsibility, outlines demographic trends in our workforce and describes the way our people learn and are led.

Risk, Treasury and Capital Management 2007

In addition to outlining the principles by which we manage and control risk, this report provides an account of developments in credit risk, market risk, operational risk and treasury management during 2007. It also provides information on UBS shares.

Corporate Governance and Compensation Report 2007

Comprehensive information on our governance arrangements is included in this report, which also explains how we manage our relationships with regulators and shareholders. Compensation of senior management and the Board of Directors (executive and non-executive members) is discussed here. This report can be ordered separately (SAP no. 82307).

Financial Statements 2007

This comprises the audited financial statements of UBS for 2007, 2006 and 2005, prepared according to the International Financial Reporting Standards (IFRS). It also includes the audited financial statements of UBS AG (the parent bank) for 2007 and 2006, prepared according to Swiss banking law. Additional disclosure required by Swiss and US regulations is included where appropriate.

In addition to the four reports, Review 2007 is distributed broadly to UBS shareholders and contains key information on our strategy and financials. This booklet summarizes the information in the four-part annual report.

Quarterly reports

We provide detailed quarterly financial reporting and analysis, including comment on the progress of our businesses and key strategic initiatives. These quarterly reports are available in English.

How to order reports

These reports are available in PDF format on the internet at www.ubs.com/investors/topics in the reporting section. Printed copies can be ordered from the same website by accessing the order / subscribe panel on the right-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference where applicable, from UBS AG, Information Center, P.O. Box, CH-8098 Zurich, Switzerland.

Information tools for investors

Website

Our Analysts & Investors website at www.ubs.com/investors offers a wide range of information about UBS, financial information (including SEC filings), corporate information, share price graphs and data, an event calendar, dividend information and recent presentations given by senior management to investors at external conferences. Information on the internet is available in English and German, with some sections in French and Italian.

Messaging service

On the Analysts & Investors website, you can register to receive news alerts about UBS via Short Messaging System (SMS) or e-mail. Messages are sent in either English or German and users are able to state their preferences for the topics of the alerts received.

Results presentations

Senior management presents UBS’s results every quarter. These presentations are broadcast live over the internet, and can be downloaded on demand. The most recent result webcasts can be found in the financials section of our Analysts & Investors website.

Form 20-F and other submissions to the US
Securities and Exchange Commission

We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is our annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934.
Our Form 20-F filing is structured as a “wrap-around” document. Most sections of the filing can be satisfied by referring to parts of the four reports (Strategy, Performance and Responsibility 2007, Risk, Treasury and Capital Management 2007, Corporate Governance and Compensation Report 2007 and Financial Statements 2007). However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. You are encouraged to refer to this additional disclosure.
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

More about UBS

Contacts

Switchboards

For all general queries.	Zurich	+41-44-234 1111

	London	+44-20-7568 0000

	New York	+1-212-821 3000

	Hong Kong	+852-2971 8888

Investor Relations

Our Investor Relations team supports institutional, professional and retail investors from our offices in Zurich and New York.	Hotline	+41-44-234 4100	UBS AG

	New York	+1-212-882 5734	Investor Relations

	Fax (Zurich)	+41-44-234 3415	P.O. Box

www.ubs.com/investors			CH-8098 Zurich, Switzerland

sh-investorrelations@ubs.com

Media Relations

Our Media Relations team supports global media and journalists from offices in Zurich, London, New York and Hong Kong.	Zurich	+41-44-234 8500	mediarelations@ubs.com

	London	+44-20-7567 4714	ubs-media-relations@ubs.com

	New York	+1-212-882 5857	mediarelations-ny@ubs.com

www.ubs.com/media	Hong Kong	+852-2971 8200	sh-mediarelations-ap@ubs.com

Shareholder Services

UBS Shareholder Services, a unit of the Company Secretary, is responsible for the registration of the global registered shares.	Hotline	+41-44-235 6202	UBS AG

	Fax	+41-44-235 3154	Shareholder Services

P.O. Box

CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

US Transfer Agent

For all global registered share-related queries in the US.	Calls from the US	+866-541 9689	BNY Mellon Shareowner Services

	Calls outside the US	+1-201-680 6578	480 Washington Boulevard

www.melloninvestor.com	Fax	+1-201-680 4675	Jersey City, NJ 07310, USA

sh-relations@melloninvestor.com

Cautionary statement regarding forward-looking statements | This report contains statements that constitute “forward-looking statements”, including but not limited to statements relating to the risks arising from the current market crisis, other risks specific to our business and the implementation of strategic initiatives, as well as other statements relating to our future business development and economic performance and our intentions with respect to future returns of capital. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to (1) the extent and nature of future developments in the US sub-prime market and in other market segments that have been affected by the current market crisis; (2) other market and macro-economic developments, including movements in local and international securities markets, credit spreads, currency exchange rates and interest rates, whether or not arising directly or indirectly from the current market crisis; (3) the impact of these developments on other markets and asset classes; (4) changes in internal risk control and in the regulatory capital treatment of UBS’s positions, in particular those affected by the current market crisis; (5) limitations in the effectiveness of our internal risk management processes, of our risk measurement, control and modeling systems, and of financial models generally; (6) developments relating to UBS’s access to capital and funding, including any changes in our credit ratings; (7) changes in the financial position or creditworthiness of our customers, obligors and counterparties, and developments in the markets in which they operate; (8) management changes and changes to the structure of our Business Groups; (9) the occurrence of operational failures, such as fraud, unauthorized trading, systems failures; (10) legislative, governmental and regulatory developments; (11) competitive pressures; (12) technological developments; and (13) the impact of all such future developments on positions held by UBS, on our short-term and longer-term earnings, on the cost and availability of funding and on our BIS capital ratios. In addition, these results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2007. UBS is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint | Publisher / Copyright: UBS AG, Switzerland | Languages: English, German
Order number Annual Report 2007: SAP-No. 80531E-0801

Mixed Sources Product group from well-managed forests and other controlled sources www.fsc.org Cert no. SQS-COC-100112 © 1996 Forest Stewardship Council

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com