Form 20-F/A
period 2007-12-31
UBS AG
filed 2008-03-20
CIK 1114446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A
Amendment No. 1
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
Please see page 3.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Please see page 3.
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
(Check One):
Large accelerated filer ☑     accelerated filer ☐     Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
(Check One):
U.S. GAAP ☐     International Financial Reporting Standards     Other ☐
as issued by the International Accounting
Standards Board ☑
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐               Item 18 ☐
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

Explanatory Note
          This Form 20-F/A is being filed by UBS AG (the “Company”) as Amendment No.1 to its Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission (the “Commission”) on March 18, 2008 (the “2007 20-F”), for the sole purpose of furnishing an amended Report of the Independent Registered Public Accounting Firm, as appearing on pages 16 and 17 of the Financial Statements report under “Report of the group auditors — Independent Registered Public Accounting Firm Consolidated Financial Statements” (the “Report”). The only amendment with respect to the Report is the inclusion of the words “as issued by the International Accounting Standards Board” in the fourth line of the third paragraph of text between the words “in conformity with International Financial Reporting Standards,” and “and they comply with Swiss Law.”
          Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any part of the 2007 20-F or reflect any events that have occurred after the 2007 20-F was filed on March 18, 2008. The filing of this Form 20-F/A, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the 2007 20-F are true and complete as of any date subsequent to March 18, 2008.

Page
Item 18. Financial Statements	6
Item 19. Exhibits	6
Signatures	7
Index to Exhibits	8
EX-12: CERTIFICATIONS
EX-13: CERTIFICATIONS
EX-15.1: REPORT OF ERNST & YOUNG LTD.
EX-15.2: CONSENT OF ERNST & YOUNG LTD.

Item 18. Financial Statements.
          The Report of the Independent Registered Public Accounting Firm Ernst & Young to the General Meeting of UBS AG filed herewith is incorporated by reference into the 2007 20-F in lieu of the Report of the Independent Auditors appearing on pages 16 and 17 of the Financial Statements report under the heading “Report of the group auditors — Independent Registered Public Accounting Firm Consolidated Financial Statements.”
Item 19. Exhibits.

Exhibit
Number	Description
12.	The certifications required by Rule 13(a)-14(a) (17 CFR 240.13a-14(a)).

13.	The certifications required by Rule 13(a)-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15.1	Report of Ernst & Young Ltd.

15.2	Consent of Ernst & Young Ltd.

SIGNATURES
          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UBS AG
/s/ Marcel Rohner
	Name:	Marcel Rohner
	Title:	Chief Executive Officer

Date: March 20, 2008	/s/ Marco Suter
	Name:	Marco Suter
	Title:	Group Chief Financial Officer

INDEX TO EXHIBITS

Exhibit
Number	Description
12.	The certifications required by Rule 13(a)-14(a) (17 CFR 240.13a-14(a)).*

13.	The certifications required by Rule 13(a)-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).*

15.1	Report of Ernst & Young Ltd.*

15.2	Consent of Ernst & Young Ltd.*
* Filed as exhibit herewith.