Form 20-F/A
period 2007-12-31
UBS AG
filed 2008-04-14
CIK 1114446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A
Amendment No. 2
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 1-15060
UBS AG
(Exact Name of Registrant as Specified in Its Charter)
Switzerland
(Jurisdiction of Incorporation or Organization)
Bahnhofstrasse 45
CH-8001 Zurich, Switzerland
and
Aeschenvorstadt 1,
CH-4051 Basel, Switzerland
(Address of Principal Executive Offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Please see below.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Please see below.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Please see below.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31
December 2007:
Ordinary shares, par value CHF 0.10 per share: 2,073,547,344 ordinary shares
(including 158,105,524 treasury shares)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒	No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or
15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
(Check One):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒
If this is an annual report, indicate by check mark whether the registrant is a shell company
(as defined in Rule 12b-2 of the Exchange Act)

Yes ☐	No ☒
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange on
Title of each class	which registered
Ordinary Shares (par value of CHF 0.10 each)	New York Stock Exchange

$300,000,000 7.25% Noncumulative Trust Preferred Securities	New York Stock Exchange

$300,000,000 7.25% Noncumulative Company Preferred Securities	New York Stock Exchange*

$300,000,000 Floating Rate Noncumulative Trust Preferred Securities	New York Stock Exchange

$300,000,000 Floating Rate Noncumulative Company Preferred Securities	New York Stock Exchange*

$1,000,000,000 6.243% Noncumulative Trust Preferred Securities	New York Stock Exchange

$1,000,000,000 6.243% Noncumulative Company Preferred Securities	New York Stock Exchange*

Subordinated Guarantee of UBS AG with respect to Company Preferred Securities	New York Stock Exchange*

$9,000,000 PPNs due April 2009	American Stock Exchange

$6,900,000 PPNs due May 2009	American Stock Exchange

$5,100,000 PPNs due September 2009	American Stock Exchange

$24,223,000 PPNs due Oct 2009	American Stock Exchange

$30,000,000 PPNs due April 2010	American Stock Exchange

$31,000,000 PPNs due May 2010	American Stock Exchange

$23,000,000 PPNs due June 2010	American Stock Exchange

$10,000,000 PPNs due July 2010	American Stock Exchange

$7,750,000 PPNs due August 2010	American Stock Exchange

$12,660,000 PPNs due September 2010	American Stock Exchange

$8,000,000 PPNs due November 2010	American Stock Exchange

$17,842,000 PPNs due October 2011	American Stock Exchange

*	Not for trading, but solely in connection with the registration of the corresponding Trust Preferred Securities.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Explanatory Note
          This Amendment on Form 20F/A is being filed by UBS AG as Amendment No. 2 to its annual report on Form 20-F for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission on March 18, 2008, as previously amended by Amendment No. 1 on Form 20-F/A on March 20, 2008. As indicated under Accounting Changes in 2008 in the Strategy, Performance and Responsibility report included in Form 20-F, as originally filed, we are restating our audited financial statements in connection with our adoption of the amendment to IFRS 2, the discontinuation of the adjusted expected credit loss concept, presentation of subsidiaries of the Industrial Holdings segment disposed in 2008 as discountinued operations, and this Amendment is filed in connection with the restatement.
          We have updated the disclosure contained in our annual report on Form 20-F to replace the financial data with the restated financial data, and to make related textual changes. We have made no other changes to our report, and the disclosure in the report has not been updated to reflect events that have occurred since March 18, 2008, the date on which we originally filed our annual report on Form 20-F,except for the update labelled “Unaudited” in Note 32 Post-Balance Sheet Events. Accordingly, except as expressly modified to reflect the restatement and the update in Note 32, the annual report, as amended by this Amendment, continues to speak only as of March 18, 2008, the date on which the annual report on Form 20-F was originally filed. On April 1, 2008, we submitted to the SEC a report on Form 6-K pre-announcing a first quarter 2008 estimated net loss of approximately CHF 12 billion, a fully underwritten rights issue of approximately CHF 15 billion, the creation of a separate unit to manage selected US real estate related positions and the decision of Marcel Ospel not to seek re-election at Annual General Meeting and his proposed succession as Chairman by Peter Kurer. Please refer to that report for further detail and review the annual report on Form 20-F and this Amendment together with that report.

AMENDMENTS TO PART I
Item 3. Key Information.
Item 3 on page 6 of the annual report on Form 20-F, as amended by Amendment No. 1 on Form 20-F/A (the “Original Filing”) is hereby amended as follows: “A—Selected Financial Data”, “(a) Ratio of Earnings to Fixed Charges” and “D—Risk Factors” are replaced by the following:
“A—Selected Financial Data.
          Please see pages 131 to 133 of the Financial Statements report.”
“(a)   Ratio of Earnings to Fixed Charges
          Please see page 134 of the Financial Statements report and Exhibit 7 hereto.”
“D—Risk Factors.
          Please see pages 17 to 20 of the Strategy, Performance and Responsibility report.”
Item 4 on pages 6 and 7 of the Original Filing is hereby replaced in its entirety by the following:
“Item 4. Information on the Company.
A—History and Development of the Company.
1-3	Please see page 150 of the Strategy, Performance and Responsibility report, page 75 of the Risk, Treasury and Capital Management report, page 55 of the Corporate Governance and Compensation report, and page 152 of the Financial Statements report.

4	Please see pages 15 and 16 of the Strategy, Performance and Responsibility report.

5, 6	None.

7	None.
B—Business Overview.
1, 2, 5, 7	Please refer to pages 80 to 147 in the Strategy, Performance and Responsibility report and, in particular, pages 81 to 84 with respect to Global Wealth Management & Business Banking, pages 85 to 90 with respect to Wealth Management International & Switzerland, pages 97 to 101 with respect to Wealth Management US, pages 107 to 110 with respect to Business Banking Switzerland, pages 115 to 121 with respect to Global Asset Management, pages 128 to 134 with respect to the Investment Bank, pages 141 to 143 with respect to the Corporate Center and page 147 with respect to Industrial Holdings. For a breakdown of revenues by category of activity and geographic market for each of the last three financial years, please refer to Notes 2a and 2b to the Financial Statements Segment Reporting by Business Group and Segment Reporting by Geographic Location on pages 38 to 43 of the Financial Statements report.

3	Please refer to Seasonal Characteristics on page 24 of the Strategy, Performance and Responsibility report.

4, 6	Not applicable.

8	Please see Regulation and Supervision on pages 45 to 47 of the Corporate Governance and Compensation report.
C—Organizational Structure.
          Please see Note 33 to the Financial Statements Significant Subsidiaries and Associates on pages 90 to 93 of the Financial Statements report.
D—Property, Plant and Equipment.
          Please see Property, Plant and Equipment on page 134 of the Financial Statements report.
Information Required by Industry Guide 3
          Please see Information Required by Industry Guide 3 on pages 135 to 150 of the Financial Statements report. See also Selected Financial Data on pages 132 and 133 of the Financial Statements report for the return on equity attributable to UBS shareholders, return on average equity, return on average assets and the ratio of average equity to average assets.”
Item 5 on pages 7 and 8 of the Original Filing is hereby replaced in its entirety by the following:
“Item 5. Operating and Financial Review and Prospects.
A—Operating Results.
          Please see pages 22 to 50 of the Strategy, Performance and Responsibility report and pages 80 to 147, in particular pages 91 to 96 with respect to Wealth Management International & Switzerland, pages 102 to 106 with respect to Wealth Management US, pages 111 to 114 with respect to Business Banking Switzerland, pages 122 to 127 with respect to Global Asset Management, pages 135 to 140 with respect to the Investment Bank, pages 144 to 145 with respect to the Corporate Center and pages 146 to 147 with respect to Industrial Holdings.
          For information regarding the impact of foreign currency fluctuations, see Corporate currency management on page 49 of the Risk, Treasury and Capital Management report.
          Please also see Exposure to US mortgage markets on pages 9 to 11, Exposure to monoline insurers on pages 11 to 12, Exposure to auction rate certificates on page 12 and Exposure to leveraged finance deals on pages 12 to 13 of the Risk Treasury and Capital Management report.
B—Liquidity and Capital Resources.
          We believe that our working capital is sufficient for the company’s present requirements. UBS liquidity and capital management is undertaken at UBS as an integrated asset and liability management function. For detailed discussion, please see Liquidity and funding management on pages 50 to 55 and Capital management on pages 56 to 61 of the Risk, Treasury and Capital Management report.
          For a discussion of UBS’s balance sheet and cash flows, please see Balance sheet on pages 41 to 43 and Cash flows on pages 49 to 50 of the Strategy, Performance and Responsibility report.
          Please see also Interest Rate and Currency Management on pages 48 to 49 and Shares and capital instruments on pages 62 to 68 of the Risk, Treasury and Capital Management report and Note 19 to the Financial Statements Financial Liabilities Designated at Fair Value and Debt Issued on pages 59 and 60 of the Financial Statements report.

          For a discussion of UBS’s long term credit ratings, please see Credit Ratings on page 61 of the Risk, Treasury and Capital Management report.
C—Research and Development, Patents and Licenses, etc.
          Not applicable.
D—Trend Information.
          Please see Industry Trends on pages 12 to 14 of the Strategy, Performance and Responsibility report and for more detail, Industry Trends on page 101 of the Strategy Performance and Responsibility report with respect to Wealth Management US, Strategic Opportunities on page 121 of the Strategy Performance and Responsibility report with respect to Global Asset Management, and Strategic Opportunities on page 134 of the Strategy Performance and Responsibility report with respect to the Investment Bank.
E—Off-balance Sheet Arrangements.
          Please see Off-balance sheet arrangements on pages 44 to 48 of the Strategy, Performance and Responsibility report.
F—Tabular Disclosure of Contractual Obligations.
          Please see Contractual obligations on page 44 of the Strategy, Performance and Responsibility report.”
Item 6 on pages 8 and 9 of the Original Filing is hereby replaced in its entirety by the following:
“Item 6. Directors, Senior Management and Employees.
A—Directors and Senior Management.
1, 2, 3	Please see pages 9 to 12 and pages 17 to 19 of the Corporate Governance and Compensation report.

4 and 5	None.
B—Compensation.
1	Please see pages 30 to 36 of Compensation, shareholdings and loans in the Corporate Governance and Compensation report and also Note 30 to the Financial Statements Equity Participation and Other Compensation Plans on pages 82 to 86 and Note 31 to the Financial Statements Related Parties on pages 86 to 88 of the Financial Statements report.

2	Please see Note 29 to the Financial Statements Pension and Other Post-Retirement Benefits Plans on pages 77 to 82 of the Financial Statements report.
C—Board Practices.
1	Please see pages 13 to 16 of Board of Directors in the Corporate Governance and Compensation report.

2	Please see page 32 of Compensation, shareholdings and loans in the Corporate Governance and Compensation report and Note 31 to the Financial Statements Related Parties on pages 86 to 88 of the Financial Statements report.

3	Please see Internal organization, Board of Directors’ committees and meetings in 2007 on pages 13 to 16 of the Corporate Governance and Compensation report.
D—Employees.
          Please see UBS Employees on pages 51 to 62 of the Strategy, Performance and Responsibility report.
E—Share Ownership.
          Please see Share and option ownership on pages 33 to 36 in the Corporate Governance and Compensation report, Note 30 to the Financial Statements Equity Participation and Other Compensation Plans on pages 82 to 86 of the Financial Statements report and Equity holdings in Note 31 to the Financial Statements Related Parties on page 86 of the Financial Statements report. Please also see Employee Share Ownership on page 60 of the Strategy, Performance and Responsibility report.”
Item 7 on page 9 of the Original Filing is hereby replaced in its entirety by the following:
“Item 7 Major Shareholders and Related Party Transactions.
A—Major Shareholders.
          Please see Group structure and shareholders on pages 5 to 6 of the Corporate Governance and Compensation report.
B—Related Party Transactions.
          Please see Loans on page 37 of the Corporate Governance and Compensation report and Note 31 to the Financial Statements Related Parties on pages 86 to 88 of the Financial Statements report.
C—Interests of Experts and Counsel.
          Not applicable because this Form 20-F is filed as an annual report.”
Item 8 on page 10 of the Original Filing is hereby replaced in its entirety by the following:
“Item 8. Financial Information.
A.	Consolidated Statements and Other Financial Information.
          Please see Item 18 of this Form 20-F. Please refer to Distributions to shareholders on page 67 and Distributions to shareholders in 2008 on pages 67 and 68 of the Risk, Treasury and Capital Management report for a description of UBS’s dividend policy.
B.	Significant Changes.
          UBS has updated the financial statements for significant changes that have occurred since the date of the annual financial statements included in this Form 20-F. Please see Note 32 to the Financial Statements Post-Balance Sheet Events on pages 88 and 89 of the Financial Statements report.”

Item 9. The Offer and Listing.
Item 9 on pages 10 to 12 of the Original Filing is hereby amended as follows:
A—Offer and Listing Details.
          Under “A—Offer and Listing Details” on page 10 of the Original Filing, the sentence “Please see Stock exchange prices on page 71 of the Risk, Treasury and Capital Management report” is replaced with the following sentence “Please see Stock exchange prices on page 72 of the Risk, Treasury and Capital Management report.”
C—Markets.
          The second sentence of “C—Markets” on page 10 of the Original Filing is hereby replaced with the following sentence: “The symbols are shown on page 70 of the Risk, Treasury and Capital Management report.”
Item 10. Additional Information.
Item 10 on pages 12 to 20 of the Original Filing is hereby amended as follows:
B—Memorandum and Articles of Association
          The last sentence of “B—Memorandum and Articles of Association” on page 16 of the Original Filing is hereby replaced with the following sentence:
          “Please see Capital structure on pages 7 and 8 and Shareholders’ participation rights on pages 38 and 39 of the Corporate Governance and Compensation report.”
C—Material Contracts.
          The sentence next following the subheading  “C—Material Contracts” on page 16 of the Original Filing is hereby replaced in its entirety with the following sentence:
          Please see Mandatory Convertible Notes on page 66 of the Risk, Treasury and Capital Management report.
Item 11 on page 20 of the Original Filing is hereby replaced in its entirety by the following:
“Item 11. Quantitative and Qualitative Disclosures About Market Risk.
(a)	Quantitative Information About Market Risk.

Please see Market risk on pages 32 to 41 of the Risk, Treasury and Capital Management report.

(b)	Qualitative Information About Market Risk.

Please see Market risk on pages 32 to 41 of the Risk, Treasury and Capital Management report.

(c)	Interim Periods.

Not applicable.”

AMENDMENTS TO PART II
Item 15 on page 21 of the Original Filing is hereby replaced in its entirety by the following:
“Item 15. Controls and Procedures.
(a)	Disclosure Controls and Procedures.
          Please see US regulatory disclosure requirements on page 44 of the Corporate Governance and Compensation report. See also Exhibit 12 to this Amendment on Form 20-F/A.
(b)	Management’s Annual Report on Internal Control over Financial Reporting.
          Please see Management’s Report on Internal Control over Financial Reporting on page 9 of the Financial Statements report.
(c)	Attestation Report of the Registered Public Accounting Firm.
          Please see Report of the group auditors on pages 10 and 11 of the Financial Statements report.
(d)	Changes in Internal Control over Financial Reporting.
          None.”
Item 16.A. on page 21 of the Original Filing is hereby replaced in its entirety by the following:
“Item 16.A. Audit Committee Financial Expert.
          Please see Audit committee on page 14 and Compliance with New York Stock Exchange listing standards on corporate governance on pages 48 to 50 of the Corporate Governance and Compensation report.”
Item 16.B. on page 21 of the Original Filing is hereby replaced in its entirety by the following:
“Item 16.B. Code of Ethics.
          See Code of Business Conduct and Ethics on page 50 of the Corporate Governance and Compensation report and Corporate responsibility in UBS guidelines and policies on page 77 of the Strategy, Performance and Responsibility report. The code of business conduct and ethics is published on our website under http://www.ubs.com/1/e/about/cg/business_conduct.html.”
Item 16.C. on page 21 of the Original Filing is hereby replaced in its entirety by the following:
“Item 16.C. Principal Accountant Fees and Services.
          See Auditors on pages 41 to 42 of the Corporate Governance and Compensation report.”

Item 16.E. on page 22 of the Original Filing is hereby replaced in its entirety by the following:
“Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
          See Share buyback programs, Share buyback and Treasury share activities on pages 63 and 65 of the Risk, Treasury and Capital Management report.”
AMENDMENTS TO PART III
Item 18 on page 22 of the Original Filing is hereby replaced in its entirety by the following:
“Item 18. Financial Statements.
          Please see the Financial Statements and the Notes to the Financial Statements on pages 14 to 111 of the Financial Statements report.”
Item 19. Exhibits
Item 19 is hereby amended as follows;
          Exhibits 7, 12, 13 and 15 to the Original Filing are hereby replaced by Exhibits 7, 12, 13 and 15 to this Amendment.

Exhibit
Number	Description

7.	Statement regarding ratio of earnings to fixed charges.

12.	The certifications required by Rule 13(a)-14(a) (17 CFR 240.13a-14(a)).

13.	The certifications required by Rule 13(a)-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15.	Consent of Ernst & Young Ltd.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to the annual report on its behalf.

UBS AG

/s/ Marcel Rohner

Name: Marcel Rohner
Title: Chief Executive Officer

Date: April 14, 2008	/s/ Marco Suter

Name: Marco Suter
Title: Group Chief Financial Officer

INDEX TO EXHIBITS

Exhibit
Number	Description

7.	Statement regarding ratio of earnings to fixed charges.*

12.	The certifications required by Rule 13(a)-14(a) (17 CFR 240.13a-14(a)).*

13.	The certifications required by Rule 13(a)-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).*

15.	Consent of Ernst & Young Ltd.*

*	Filed as exhibit herewith.

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

UBS

Letter to shareholders

Dear shareholders,

In this year’s annual report we present a Group net loss of CHF 5,247 million. This resulted almost completely from our exposure to the US residential real estate market through positions in mortgage-backed securities and related structured products. The losses on these positions overshadow the outstanding 2007 performance in the majority of our other businesses. This makes this year’s financial result even more difficult for us to accept.

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

How are we correcting our shortcomings? We closed DRCM in 2007 and re-integrated its businesses into the Investment Bank. Recently, we introduced a new funding framework for the Investment Bank to ensure that our trading activities are financed at market comparable levels and consistent with the nature and liquidity of the respective positions. This will reduce the potential incentive to hold disproportionately high trading inventories. Combined with commensurate balance sheet limits, it will also ensure better control over the size of our balance sheet. Finally, we have repositioned the activities of the Investment Bank so that its future will be built on our strengths and client franchises. In 2007, the areas in which we achieved outstanding results are those where we have developed strong and long-standing client relationships and excellent client service. They represent the majority of the Investment Bank’s business and are a solid basis on which to build sustainable and profitable growth.

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
Efficiency in managing our financial resources, capital and risk is a prerequisite for growth. By making continuous efficiency improvement a permanent task, we will strengthen the enforcement of cost management discipline on a firm-wide basis and therefore be able to direct investment spending towards areas where it most benefits our clients and investors. We remain committed to managing our capital in a disciplined fashion. We will strive, subject to regulatory requirements, to return to our usual pattern of redistributing capital not required to grow our business to shareholders, once our profitability and capital ratios return to more normalized levels.
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

25 March 2008

UBS

Marcel Ospel	Marcel Rohner

Chairman	Chief Executive Officer

4

Strategy and development

Strategy and development

–	UBS is a global financial services firm delivering advice, products and services to corporate, institutional and private clients

–	Three businesses — Global Wealth Management & Business Banking, Global Asset Management and the Investment Bank — operating as one firm

–	Challenges faced in 2007 are being addressed at a strategic, structural and operational level

UBS’s commitment

Client focus: UBS’s purpose is to serve clients and provide them with confidence in financial decision making. UBS strives to truly understand clients’ goals — the first priority is the success and interests of clients

Growth through client-driven revenue streams: targeting sustainable and profitable growth by establishing a set of earnings streams based on true customer benefit

Three businesses, one underlying trend – growth of wealth: based on sustained social and economic trends, all of UBS’s businesses — Global Wealth Management & Business Banking, Global Asset Management and the Investment Bank — are focused on areas with above-average growth rates

“One firm” approach: the synergies between UBS’s businesses create additional sustainable earnings opportunities, on top of their individual growth rates. To UBS, the “one firm” approach means meeting client needs without expecting clients to worry about its internal organizational structures

Challenges in 2007

Losses on sizeable trading positions in the US mortgage market led to UBS’s first ever negative Group result: the sudden collapse in the US mortgage securitization market impacted UBS worse than anticipated, overshadowing the strength of UBS’s client-driven businesses. Lessons from these developments were drawn at all levels

Measures taken

–	Closure of alternative investment business Dillon Read Capital Management (DRCM) in the first half of 2007

–	Strategic realignment of the Investment Bank in early 2008 led to repositioning of the fixed income, currencies and commodities (FICC) business unit, in order to strengthen client-driven businesses and consolidate integration with wealth and asset management businesses

–	Establishment of a workout group for mortgage-backed securities (MBS) and collateralized debt obligation (CDO) portfolios, in order to improve risk management and reduce exposure

–	Introduction of a new funding framework to improve balance sheet management discipline

UBS key facts
	As of or for the year ended			% change from
	31.12.07	31.12.06	31.12.05	31.12.06

Financials

Operating income (CHF million)	31,721	47,484	40,470	(33)

Net profit attributable to UBS shareholders (CHF million)	(5,247)	11,527	13,532

Invested assets (CHF billion)	3,189	2,989	2,652	7

Tier 1 ratio (%) [1]	8.7	11.8	12.8

Economic

Tax expense (CHF million) [2]	1,083	2,965	2,594	(63)

Distribution to shareholders (dividends and buybacks) (CHF million)	5,075	5,889	6,702	(14)

Salaries and bonuses (CHF million)	20,715	19,441	16,478	7

Social and environmental

Personnel (FTE) [2]	83,560	78,140	69,569	7

Women in ranked positions (% of total officer population)	26.5	25.5	22.1	4

Corporate charitable donations (incl. disaster relief	46	38	45	21
efforts) (CHF million) [3]

Volunteering hours spent by employees	82,858	53,679	N/A	54

CO2 emissions (tons)	281,705	293,169	372,184	(4)

Long-term ratings and benchmarks

Fitch, London	AA	AA+	AA+

Moody’s, New York	Aaa	Aa2	Aa2

Standard & Poor’s, New York	AA	AA+	AA+

Dow Jones Sustainability Index [4]	✓	✓	✓

FTSE4Good [4]	✓	✓	✓

Climate Leadership Index [4]	✓	✓	✓

Interbrand: rank among 100 most valuable global brands	39	42	44

1 Includes hybrid Tier 1 capital. Please refer to the BIS capital and ratios table in the capital management section in Risk, Treasury and Capital Management 2007.  2 Excludes Industrial Holdings.  3 Excludes UBS Optimus Foundation.  4✓  Indicates UBS is included in the index.

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

è	Financial industry trends are detailed on page 12-14.

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
Many clients – particularly wealth management clients – are banking with UBS because it can offer a broad range of investment banking services along with its wealth management offering. Cooperation between businesses helps UBS to capture important trends such as the demand for structured products and alternative investments. In mid-2006, the investment banking department and the wealth management businesses launched a dedicated joint initiative focusing on the ultra-high net worth segment. In 2007, the cooperation between the investment banking department and wealth management in key regions has resulted in an inflow of approximately CHF 9 billion of net new money into the wealth management business and resulted in over 90 new mandates for the Investment Bank, generating around CHF 300 million in fees.
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

The BoD is the more senior body, with ultimate responsibility for the strategy and management of the company, as well as the supervision of executive management. The BoD also defines UBS’s risk framework, principles and overall risk-taking capacity. A clear majority of its members are non-executive and fully independent.
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
Besides this, exiting selected proprietary credit businesses in the US, Asia and Europe will help reduce risk and balance sheet utilization, allowing UBS to concentrate resources on client-driven businesses such as global syndicated finance and the flow credit businesses (investment grade, high yield trading and loans sales and trading).

è	Refer to the Investment Bank section on pages 128 to 140 for details regarding developments of its strategy and structure

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

Client sophistication

The recent growth of financial sponsors and hedge funds exemplifies the changing nature of financial market relationships, in which increasingly sophisticated clients are asking for more complex solutions to meet their needs. These clients require innovative solutions that span product groups and geographies. Aided by technological improvements, investment banks are reacting with product innovations, such as new structured products, algorithmic trading or equity bridge financing and targeted services, such as prime brokerage, in a bid to produce the most competitive offering. UBS believes that the investment banks which are best positioned to serve such clients are those with global reach, strong platform capabilities and the scale to offer customization economically.

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

Equitization

According to recent estimates, equity accounts for nearly half of the growth in global financial assets as more institutional and individual investors tend to allocate a greater share of their assets to equities. Since 1980, global equity market capitalization has grown at an annual rate of around 12%. With regards to global GDP, the capitalization of world stock markets increased from 23% of GDP in 1980 to almost 110% of GDP at the end of 2007 (see graph on the next page). The rising share of equity in global financial assets reflects the transfer of ownership of productive assets from government and private owners to public markets and the increasing reliance of corporations on public equity financing to fund their operation. UBS believes that the underlying trend towards an increasing role for equity financing and equity investments remains intact, even though the private equity industry is also growing fast. In Western Europe, UBS sees significant growth potential because of continued financial market integration. Growth potential is even higher in the emerging markets in view of the relatively low levels of stock market capitalization compared with GDP. Equitization is expected to provide growth opportunities not only to investment banking and securities businesses, but also to wealth and asset managers, as assets are increasingly shifted into higher margin classes. In addition, with the continued commoditization of trading services, UBS believes that smaller providers will start outsourcing these services to larger competitors.

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

15

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

UBS’s credit exposure to the monoline sector arises from over-the-counter (OTC) derivative contracts – mainly credit default swaps (CDS) which are carried at fair value. The fair value of these CDSs – and thus UBS’s exposure to the counterparties – depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Towards the end of 2007, monoline insurers were adversely affected by their exposure to US residential mortgage-linked products, and UBS recorded credit valuation adjustments on the claims against monoline counterparties. If the financial condition of these counterparties or their perceived credit worthiness deteriorates further UBS could record further credit valuation adjustments on the CDSs bought from monoline insurers.
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

Financial performance

Financial performance

–	In 2007, UBS reported a Group net loss attributable to UBS shareholders of CHF 5,247 million

–	Losses from positions related to the US residential mortgage market outweighed the strong performance in the other parts of UBS

UBS results 2007

Losses on trading positions related to the US residential sub-prime and Alt-A real estate market totaled approximately CHF 21.3 billion

Record net fee and commission income of CHF 30.6 billion, reflecting strong performance in wealth and asset management, investment banking and equity underwriting

Operating expenses of the financial businesses, at CHF 35,300 million, were up 6% from 2006. Higher staff levels drove salary expenses and general and administrative expenses up. Performance-based compensation declined, reflecting the losses on US sub-prime related positions

UBS performance indicators 2007

Return on equity was negative 12.2%, down from positive 24.8% in 2006

Diluted earnings per share were negative CHF 2.94, compared with a positive CHF 5.21 in 2006

Cost / income ratio for financial businesses was 112.9% in 2007, significantly up from 70.8% in 2006

Net new money: at CHF 140.6 billion, down from a record in 2006 (CHF 151.7 billion). The decrease was mostly driven by full-year outflows in Global Asset Management. Record net new money inflows were seen in Swiss and international wealth management (up by CHF 27.5 billion from 2006)

Business group performance from continuing operations before tax

	For the year ended				% change from
CHF million	31.12.07		31.12.06	31.12.05	31.12.06

Wealth Management International & Switzerland	6,310		5,197	4,147	21

Wealth Management US	674		542	248	24

Business Banking Switzerland	2,267		2,281	2,298	(1)

Global Wealth Management & Business Banking	9,251		8,020	6,693	15

Global Asset Management	1,454	[1]	1,320	1,005	10

Investment Bank	(16,669)		5,568	4,760

Corporate Center	1,696	[2]	(1,035)	(968)

Financial Businesses	(4,268)		13,873	11,490

1 Includes costs related to the closure of Dillon Read Capital Management (DRCM) (CHF 212 million, pre-tax).  2 Includes gain on sale of 20.7% stake in Julius Baer (CHF 1,950 million, pre-tax).

Trading versus non-trading income

CHF million

2005
2006
2007
50,000
25,000
0
–25,000
27,726
11,795
33,285
13,730
41,928
39,978
(10,658)
Net income from interest margin, treasury businesses fees and commissions and other income
Impact on other income from gain on sale of 20.7% stake in Julius Baer (CHF 1,950 million, pre-tax)
Net income from trading businesses

RoE [1]

in %

2005
2006
2007
45
30
15
0
–15
38.4
26.2
26.6
24.8
(11.3)
(12.2)
As reported
From continuing operations

Cost/income ratio of the financial businesses [2, 3]

in %

2005
2006
2007
110
90
70
50
30
71.9
70.8
112.9

Net new money, financial businesses [4]

CHF billion

2005
2006
2007
160
120
80
40
0
148.5
151.7
140.6

1 Net profit attributable to UBS shareholders / average equity attributable to UBS shareholders less distributions (where applicable).  2 Excludes results from Industrial Holdings.  3 Operating expenses / operating income less credit loss expense or recovery.  4 Excludes interest and dividend income.  5 Includes gain on sale of 20.7% stake of Julius Baer (CHF 1,926 million, post-tax) and costs related to the closure of DRCM (CHF 127 million, post-tax).  6 Includes gain on sale of 20.7% stake of Julius Baer (CHF 1,950 million, pre-tax) and costs related to the closure of DRCM (CHF 212 million, pre-tax).

Measurement and analysis of performance

UBS’s performance is reported in accordance with Inter-national Financial Reporting Standards (IFRS). This discussion and analysis of the UBS results comments on the underlying operational performance of the business, with a focus on continuing operations. As discontinued activities are no longer relevant to the management of the company, UBS does not consider them to be indicative of its future potential performance. They are therefore not included in UBS’s business planning decisions. This helps to better assess UBS’s performance against that of its peers and to estimate future growth potential.

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

Factors affecting UBS’s financial positions and results of operations in 2007
–	In second quarter 2007, UBS sold its 20.7% stake in Julius Baer which was held as a financial investment available-for-sale. The post-tax gain of CHF 1,926 million was therefore included in performance from continuing operations.
–	In the same quarter, the closure of Dillon Read Capital Management (DRCM), an alternative investment venture launched in 2006, led to a charge against profits of CHF 212 million pre-tax (CHF 127 million after-tax).
–	In the second half of 2007, UBS was severely affected by the progressive market dislocation. This led to total losses of approximately USD 18.7 billion (CHF 21.3 billion) on UBS’s positions related to the US residential sub-prime and Alt-A real estate market, representing a combination of writedowns, hedge gains and losses, realized losses from the scale of position and credit valuation adjustments on credit default swaps (CDSs) purchased from monoline insurers. Losses on securities related to US sub-prime residential mortgages totaled USD 14.6 billion, of which USD 9.2 billion were recorded on super senior tranches of collateralized debt obligations (CDOs). Positions related to Alt-A mortgages lost USD 2 billion due to spread widening towards the end of the year. Losses of USD 1.3 billion were incurred on US structured credit programs (reference-linked notes) in the US. Total credit valuation adjustments on protection bought from monoline insurers were USD 0.8 billion in 2007, reflecting the degree to which UBS considers its claims against these counterparties to be impaired.

è	For details on these positions, see the “Risk concentrations” section in Risk, Treasury and Capital Management 2007

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

Business group / business unit key performance indicators

Business	Key performance indicators	Definition

Business groups (excluding Corporate Center) and Business units within financial businesses	Cost / income ratio (%)	Total operating expenses / total operating income before credit loss (expense) / recovery.

Wealth & Asset Management Businesses and Business Banking Switzerland	Invested assets (CHF billion)	Client assets managed by or deposited with UBS for investment purposes only (for further details please see page 29).

	Net new money (CHF billion)	Inflow of invested assets from new clients + inflows from existing clients – outflows from existing clients – outflows due to client defection.

Wealth & Asset Management Businesses	Gross margin on invested assets (bps)	Operating income before credit loss (expense) / recovery / average invested assets.

Wealth Management International & Switzerland	Client advisors	Expressed in full-time equivalents.

	Revenues per advisor (CHF thousand)	Income / average number of client advisors.

	Net new money per advisor (CHF thousand)	Net new money / average number of client advisors.

	Invested assets per advisor (CHF thousand)	Average invested assets / average number of client advisors.

Wealth Management US	Recurring income (CHF million)	Interest, asset-based revenues for portfolio management and account-based, distribution and advisory fees (as opposed to transactional revenues).

	Revenues per advisor (CHF thousand)	Income (including net goodwill funding) /average number of financial advisors. Net goodwill funding is defined as goodwill and intangible asset related funding, net of interest income on the corresponding regulatory capital allocated.

	Net new money per advisor (CHF thousand)	Net new money / average number of financial advisors.

	Invested assets per advisor (CHF thousand)	Average invested assets / average number of financial advisors.

Business Banking Switzerland	Impaired lending portfolio as a % of total lending portfolio, gross	Impaired lending portfolio, gross /total lending portfolio, gross.

	Return on allocated regulatory capital (%)	Business unit performance before tax /average allocated regulatory capital.

Investment Bank	Compensation ratio (%)	Personnel expenses / operating income before credit loss (expense) / recovery.

	Impaired lending portfolio as a % of total lending portfolio, gross	Impaired lending portfolio, gross / total lending portfolio, gross.

	Return on allocated regulatory capital (%)	Business group performance before tax /average allocated regulatory capital.

	Average VaR (10-day, 99% confidence, 5 years of historical data)	Value at Risk (VaR) expresses maximum potential loss measured to a 99% confidence level, over a 10-day time horizon and based on 5 years of historical data.

Corporate Center	IT infrastructure (ITI) cost per financial businesses full-time employee	ITI costs / average number of Financial Businesses employees.

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

Accounting changes in 2008

Share-based payment: disclosure (IFRS 2)
In January 2008, the International Accounting Standards Board (IASB) issued an amendment to IFRS 2 Share-based Payment. The amended standard, entitled IFRS 2 Sharebased Payment: Vesting Conditions and Cancellations, is effective 1 January 2009 (early adoption permitted). The new standard clarifies the definition of vesting conditions and the accounting treatment of cancellations. UBS has adopted this amended standard as of 1 January 2008. Under the amended standard, UBS is required to distinguish between vesting conditions (such as service and performance conditions) and non-vesting conditions. The amended standard no longer considers vesting conditions to include certain non-compete provisions and sale and hedge restrictions. Prior to adopting this amendment, UBS treated non-compete provisions as vesting conditions. The impact of this change will be that, from 1 January 2008 on, most of UBS’s share awards will be expensed in the performance year rather than over the period through which the non-compete conditions are applicable. Restrictions remaining effective after the employee becomes entitled to the share-based award will be considered when determining grant date fair value. Following adoption of this amendment, UBS fully restated the two comparative prior years (2006 and 2007). With the restatement, an additional compensation expense of CHF 797 million was recognized in 2007 to account for higher share-based awards, mainly in the Investment Bank. For further details please see Note 1 in Financial Statements 2007.

This restated Annual Report 2007 reflects the restatements made to 2007 and 2006 due to the implementation of the amended IFRS 2.

Discontinuation of the adjusted expected credit loss concept
Starting in the first quarter report 2008, UBS will cease using the adjusted expected credit loss concept and begin to book actual credit losses (recoveries) in the respective business groups in its internal management reporting. This restated Annual Report 2007 reflects the accounting change. The use of actual credit losses (recoveries) affected the results of the business groups reported in the previously issued Annual Report 2007 and simplified Note 2 in the Financial Statements 2007.

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

Performance indicators

	For the year ended
	31.12.07	31.12.06	31.12.05

RoE (%) [1]

as reported	(11.3)	26.6	38.4

from continuing operations	(12.2)	24.8	26.2

Diluted earnings per share (CHF) [2]

as reported	(2.73)	5.59	6.44

from continuing operations	(2.94)	5.21	4.40

Cost / income ratio of the financial businesses (%) [3,4]	112.9	70.8	71.9

Net new money, financial businesses (CHF billion) [5]	140.6	151.7	148.5

1 Net profit attributable to UBS shareholders / average equity attributable to UBS shareholders less distributions (where applicable).   2 Details of the EPS calculation can be found in Note 8 in Financial Statements 2007.   3 Excludes results from Industrial Holdings.   4 Operating expenses / operating income less credit loss expense or recovery.   5 Excludes interest and dividend income. 6 Includes gain on sale of 20.7% stake of Julius Baer (CHF 1,926 million, post-tax) and costs related to the closure of Dillon Read Capital Management (DRCM) (CHF 127 million, post-tax).   7 Includes gain on sale of 20.7% stake of Julius Baer (CHF 1,950 million, pre-tax) and costs related to the closure of DRCM (CHF 212 million, pre-tax).

2007

UBS focuses on four key performance indicators, designed to measure the continuous delivery of improving returns to shareholders. Each indicator is calculated based on results from continuing operations. The first two indicators, return on equity and diluted earnings per share, are based on the results of the entire firm. The cost / income ratio and net new money indicators are limited to the financial businesses. On this basis, performance indicators 2007 show:
–	return on equity for full-year 2007 at negative 12.2%, down from positive 24.8% in the same period a year earlier, while the strong results posted by UBS’s wealth and asset management businesses were more than offset by substantial losses in the Investment Bank;
–	negative diluted earnings per share of CHF 2.94, compared with positive CHF 5.21 in 2006;
–	a cost / income ratio for the financial businesses of 112.9% in 2007, significantly up from 70.8% a year ago; and
–	net new money at CHF 140.6 billion, down from a record in 2006 of CHF 151.7 billion. The decrease was mostly driven by full-year outflows in Global Asset Management, mainly in institutional which had net new money outflows of CHF 16.3 billion. The net new money outflows in core / value equity mandates and, to a lesser extent, in fixed income mandates were only

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

2006

From continuing operations, performance indicators show:
–	return on equity in full-year 2006 at 24.8%, down from 26.2% in 2005. Higher attributable profit was offset by an increase in average equity following strong retained earnings;
–	diluted earnings per share (EPS) in 2006 at CHF 5.21, up 18% from CHF 4.40 in 2005, a reflection of increased earnings and a slight reduction in the average number of shares outstanding (–2%) following share repurchases;
–	a cost / income ratio for the financial businesses of 70.8% in 2006, down 1.1 percentage points from 71.9% in 2005, reflecting the increase in net trading income and net fee and commission income, partly offset by higher personnel and general and administrative expenses (in 2006, over 8,500 employees were added in areas where UBS saw long-term strategic opportunities); and
–	for the whole of 2006, net new money of CHF 151.7 billion, up from CHF 148.0 billion a year earlier (excluding Private Banks & GAM), corresponding to an annual growth rate of 5.7% of the asset base at the end of 2005. Inflows remained strong worldwide.

Net new money 1

	For the year ended
CHF billion	31.12.07	31.12.06	31.12.05

Wealth Management International & Switzerland	125.1	97.6	68.2

Wealth Management US	26.6	15.7	26.9

Business Banking Switzerland	4.6	1.2	3.4

Global Wealth Management & Business Banking	156.3	114.5	98.5

Institutional	(16.3)	29.8	21.3

Wholesale intermediary	0.6	7.4	28.2

Global Asset Management	(15.7)	37.2	49.5

UBS excluding Private Banks & GAM	140.6	151.7	148.0

Corporate Center

Private Banks & GAM [2]	0.0	0.0	0.5

UBS	140.6	151.7	148.5

1 Excludes interest and dividend income. 2 Private Banks & GAM was sold on 2 December 2005.

Invested assets

	As of				% change from
CHF billion	31.12.07	31.12.06	31.12.05	[1]	31.12.06

Wealth Management International & Switzerland	1,294	1,138	982		14

Wealth Management US	840	824	752		2

Business Banking Switzerland	164	161	153		2

Global Wealth Management & Business Banking	2,298	2,123	1,887		8

Institutional	522	519	441		1

Wholesale intermediary	369	347	324		6

Global Asset Management	891	866	765		3

UBS	3,189	2,989	2,652		7

1 Private Banks & GAM was sold on 2 December 2005.

UBS results

Income statement

	For the year ended			% change from
CHF million, except per share data	31.12.07	31.12.06	31.12.05	31.12.06

Continuing operations

Interest income	109,112	87,401	59,286	25

Interest expense	(103,775)	(80,880)	(49,758)	28

Net interest income	5,337	6,521	9,528	(18)

Credit loss (expense) / recovery	(238)	156	375

Net interest income after credit loss expense	5,099	6,677	9,903	(24)

Net fee and commission income	30,634	25,456	21,184	20

Net trading income	(8,353)	13,743	8,248

Other income	4,341	1,608	1,135	170

Revenues from Industrial Holdings	0	0	0	0

Total operating income	31,721	47,484	40,470	(33)

Personnel expenses	25,515	24,031	20,696	6

General and administrative expenses	8,429	7,942	6,469	6

Depreciation of property and equipment	1,243	1,244	1,240	0

Amortization of intangible assets	276	148	128	86

Goods and materials purchased	0	0	0	0

Total operating expenses	35,463	33,365	28,533	6

Operating profit from continuing operations before tax	(3,742)	14,119	11,937

Tax expense	1,369	2,998	2,270	(54)

Net profit from continuing operations	(5,111)	11,121	9,667

Discontinued operations

Operating profit from discontinued operations before tax	145	888	5,112	(84)

Tax expense	(258)	(11)	586

Net profit from discontinued operations	403	899	4,526	(55)

Net profit	(4,708)	12,020	14,193

Net profit attributable to minority interests	539	493	661	9

from continuing operations	539	390	430	38

from discontinued operations	0	103	231	(100)

Net profit attributable to UBS shareholders	(5,247)	11,527	13,532

from continuing operations	(5,650)	10,731	9,237

from discontinued operations	403	796	4,295	(49)

Earnings per share

Basic earnings per share (CHF)	(2.72)	5.83	6.72

from continuing operations	(2.93)	5.43	4.59

from discontinued operations	0.21	0.40	2.13	(48)

Diluted earnings per share (CHF)	(2.73)	5.59	6.44

from continuing operations	(2.94)	5.21	4.40

from discontinued operations	0.21	0.38	2.04	(45)

31

2007

In 2007, UBS reported a Group net loss attributable to UBS shareholders (“attributable loss”) of CHF 5,247 million – a loss of CHF 5,650 million from continuing operations and a profit of CHF 403 million from discontinued operations. In 2006, UBS recorded a Group net profit attributable to UBS shareholders (“attributable profit”) of CHF 11,527 million.
The financial businesses reported an attributable loss from continuing operations of CHF 6,098 million in 2007. This compares with an attributable profit of CHF 10,519 million in 2006.

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

2006

In 2006, attributable profit was CHF 11,527 million.

The financial businesses contributed CHF 10.523 million to attributable profit, of which CHF 10,519 million was from continuing operations. This was an improvement of 18% from CHF 8,933 million in 2005. Discontinued operations contributed CHF 4 million net profit to financial businesses. Attributable profit benefited by CHF 1,004 million from Industrial Holdings with CHF 212 million stemming from continuing operations.

Financial businesses results

Income statement 1

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.07	31.12.06	31.12.05	31.12.06

Continuing operations

Interest income	109,112	87,401	59,286	25

Interest expense	(103,775)	(80,880)	(49,758)	28

Net interest income	5,337	6,521	9,528	(18)

Credit loss (expense) / recovery	(238)	156	375

Net interest income after credit loss expense	5,099	6,677	9,903	(24)

Net fee and commission income	30,634	25,456	21,184	20

Net trading income	(8,353)	13,743	8,248

Other income	3,652	1,295	561	182

Total operating income	31,032	47,171	39,896	(34)

Cash components	22,313	21,301	18,326	5

Share-based components [2]	3,171	2,684	2,279	18

Total personnel expenses	25,484	23,985	20,605	6

General and administrative expenses	8,421	7,929	6,448	6

Services (to) / from other business units	(124)	(9)	(14)

Depreciation of property and equipment	1,243	1,245	1,240	0

Amortization of intangible assets	276	148	127	86

Total operating expenses	35,300	33,298	28,406	6

Operating profit from continuing operations before tax	(4,268)	13,873	11,490

Tax expense	1,341	2,965	2,103	(55)

Net profit from continuing operations	(5,609)	10,908	9,387

Discontinued operations

Profit from discontinued operations before tax	7	4	4,578	75

Tax expense	(258)	0	491

Net profit from discontinued operations	265	4	4,087

Net profit	(5,344)	10,912	13,474

Net profit attributable to minority interests	489	389	454	26

from continuing operations	489	389	454	26

from discontinued operations	0	0	0

Net profit attributable to UBS shareholders	(5,833)	10,523	13,020

from continuing operations	(6,098)	10,519	8,933

from discontinued operations	265	4	4,087

Additional information

Personnel (full-time equivalents)	83,560	78,140	69,569	7

1 Excludes results from Industrial Holdings. 2 Additionally includes social security contributions and expenses related to alternative investment awards.

33

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

Attributable net loss in 2007 was CHF 5,833 million. Discontinued operations contributed a profit of CHF 265 million, compared with CHF 4 million in 2006. Net loss from continuing operations was CHF 6,098 million, down from a profit of CHF 10,519 million in 2006.

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

Net interest and trading income

	For the year ended			% change from
CHF million	31.12.07	31.12.06	31.12.05	31.12.06

Net interest income	5,337	6,521	9,528	(18)

Net trading income	(8,353)	13,743	8,248

Total net interest and trading income	(3,016)	20,264	17,776

Breakdown by businesses

Net income from trading businesses [1]	(10,658)	13,730	11,795

Net income from interest margin businesses	6,230	5,718	5,292	9

Net income from treasury activities and other	1,412	816	689	73

Total net interest and trading income	(3,016)	20,264	17,776

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

Operating expenses
Total operating expenses increased by 6% to CHF 35,300 million in 2007 from CHF 33,298 million in 2006.

Personnel expenses increased CHF 1,499 million, or 6%, to CHF 25,484 million in 2007 from CHF 23,985 million in 2006. The rise was driven by higher salaries due to the 7% increase in personnel over the year, mainly in wealth management businesses which added 1,400 client and financial advisors. Performance-related compensation decreased, reflecting the losses incurred in the Investment Bank. Personnel expenses are managed on a full-year basis with final fixing of annual performance-related payments in fourth quarter. Share-based components were up 18%, or CHF 487 million, to CHF 3,171 million from CHF 2,684 million, mainly reflecting increase in share based compensation. Contractors’ expenses, at CHF 630 million, were CHF 192 million below 2006’s, mainly due to the transfer of Perot contractors into permanent staff. Insurance and social security contributions declined by 8% to CHF 1,289 million in 2007 compared with CHF 1,398 million in 2006, reflecting lower bonus payments. Contributions to retirement benefit plans rose 15% or CHF 120 million to CHF 922 million in 2007 as a result of both higher salaries paid and the increased staff levels. At CHF 1,956 million in 2007, other personnel expenses increased by CHF 392 million from 2006, mainly driven by severance payments relating to the reduction in staff levels.

At CHF 8,421 million in 2007, general and administrative expenses increased by 6% from CHF 7,929 million a year ago. Administration costs increased due to elevated business volumes in Latin America related to the acquisition of Banco Pactual in 2006 and higher levels of UBS staff. The increased number of employees pushed occupancy costs, as well as travel and entertainment expenditures, higher. Professional fees were up on higher legal fees and IT and other outsourcing expenses were higher in all UBS businesses. This increase was only partially offset by lower provisions.
Depreciation was CHF 1,243 million in 2007, almost unchanged from CHF 1,245 million in 2006. Lower depreciation on IT and communication equipment was offset by higher real estate charges.
At CHF 276 million, amortization of intangible assets was up 86% from CHF 148 million a year earlier, related to acquisitions made at the end of 2006, mainly Banco Pactual.

Tax

Tax expense from continuing operations for 2007 was CHF 1,341 million, compared with a tax expense for 2006 of CHF 2,965 million. The tax charge for 2007 reflects tax expenses on profits earned outside the US during the year, partially offset by US and Swiss tax benefits on the writedowns incurred related to the US sub-prime crisis. The US tax benefits recognized have arisen mainly as a result of the ability to carry back losses against US profits earned in the two prior years. The remainder of the losses are carried forward to offset against future US taxable earnings. Only a portion of these losses have been recognized as deferred tax assets on the balance sheet in line with the requirements of IAS 12, which limits the ability to recognize such assets when losses have been incurred.

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

No tax rate has been presented for the Investment Bank, since the combination of applying statutory tax rates to losses related to the US sub-prime crisis and profits in other locations would not result in a meaningful overall tax rate for the Investment Bank. The indicative tax rate for Global Asset Management of 22% takes into account tax benefits related to closure costs of Dillon Read Capital Management. Excluding these tax benefits, the indicative tax rate for Global Asset Management would have been 24%, very similar to the level in the last two years.
Please note that these tax rates are not necessarily indicative of future tax rates for the businesses or UBS as a whole.

Indicative tax rates for financial businesses

	For the year ended
in %	31.12.07	31.12.06	31.12.05

Global Wealth Management & Business Banking	20	20	19

Wealth Management International & Switzerland	19	19	18

Wealth Management US	42	42	40

Business Banking Switzerland	20	20	17

Global Asset Management	22	23	24

Investment Bank	N/A	31	29

Fair value disclosure of shares and options

The fair value of shares granted in 2007 rose to CHF 2,116 million. This is 258 million, or 14%, more than the CHF 1,858 million granted in 2006, with the increase largely due to a rise in the proportion of bonuses being delivered in restricted shares.

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
The fair value of the majority of the share awards granted and of certain option awards is recognized as compensation expense in the performance year. These awards do not require further services by the employee after the grant date. The fair value of certain share awards and of the majority of option awards is recognized as compensation expense over the vesting period as these awards are generally forfeitable if the employee leaves UBS prior to the vesting date. These awards generally vest over a three-year period.

Business group performance from continuing operations before tax

	For the year ended				% change from
CHF million	31.12.07		31.12.06	31.12.05	31.12.06

Wealth Management International & Switzerland	6,310		5,197	4,147	21

Wealth Management US	674		542	248	24

Business Banking Switzerland	2,267		2,281	2,298	(1)

Global Wealth Management & Business Banking	9,251		8,020	6,693	15

Global Asset Management	1,454	[1]	1,320	1,005	10

Investment Bank	(16,669)		5,568	4,760

Corporate Center	1,696	[2]	(1,035)	(968)

Financial businesses	(4,268)		13,873	11,490

1 Includes costs related to the closure of Dillon Read Capital Management (CHF 212 million, pre-tax).  2 Includes gain on sale of 20.7% stake in Julius Baer (CHF 1,950 million, pre-tax).

2006

Results

Attributable net profit in 2006 was CHF 10,523 million, of which discontinued operations contributed CHF 4 million, compared with CHF 4,087 million in 2005 following the sale of Private Banks & GAM. Net profit from continuing operations was CHF 10,519 million, up 18% from CHF 8,933 million in 2005. Higher revenues in practically all businesses drove the increase, outpacing growth in costs. Asset-based revenues showed particular strength, a reflection of rising market levels as well as strong inflows into the wealth and asset management businesses. UBS saw a strong increase in brokerage, corporate finance and underwriting fees. Income from trading activities was driven by higher gains from equity derivatives, prime brokerage and equity proprietary trading. Fixed income activities saw stronger results driven by positive market conditions and improved performances in derivatives, mortgage-backed securities and commodities. Revenues from interest margin products increased, a reflection of the success and growth of lending activities to wealthy private clients worldwide. UBS also reported credit loss recoveries. Expenses continued to increase (+17%) in the context of strategic expansion. Personnel expenses were up 16% from 2005, performance-related payments rose with revenues and there was a 12% increase in staff numbers. For 2006, 53% of personnel expenses took the form of bonus or other variable compensation, up from 51% in 2005. General and administrative expenses were up 23% from 2005. Provision expenses rose, mainly as a result of the settlement agreement with Sumitomo Corporation and the sublease of unused office space in New Jersey, US. The rise in costs was outpaced by the improvement in revenues, driving the cost / income ratio down to 70.8% – the lowest level ever recorded.

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

In 2006, UBS experienced a net credit loss recovery of CHF 156 million, compared to a net credit loss recovery of CHF 375 million in 2005. The positive macro-economic environment in key emerging markets allowed the release of CHF 48 million of collective loan loss provisions for country risk.
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

Operating expenses
Total operating expenses increased by 17% to CHF 33,298 million in 2006 from CHF 28,406 million in 2005.

Personnel expenses increased CHF 3,380 million, or 16%, to CHF 23,985 million in 2006 from CHF 20,605 million in 2005. The rise was driven by higher performance-related compensation which reflected the better performance in all UBS businesses. Salary expenses rose due to the 12% increase in personnel over 2006, reflecting the expansion of UBS’s business as well as annual pay rises. Share-based components were up 18% or CHF 405 million to CHF 2,684 million from CHF 2,279 million, mainly a reflection of more share awards being granted in 2006 and the higher fair value of options, driven by the rise in the share price. Contractors’ expenses, at CHF 822 million, were CHF 1 million below 2005’s. Insurance and social security contributions rose by 9% to CHF 1,398 million in 2006 compared with CHF 1,286 million in 2005. Contributions to retirement benefit plans rose 13% or CHF 90 million to CHF 802 million in 2006 as a result of both higher salaries paid and the increased staff levels. At CHF 1,564 million in 2006, other personnel expenses increased CHF 174 million from 2005, mainly driven by increased levels of staff.
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

Tax

The tax expense for 2006 was CHF 2,965 million, resulting in an effective tax rate of 21.4%, compared with the full-year 2005 tax rate of 18.3%. The tax rate was lower in 2005 due to the successful conclusion of tax audits in that year.

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

Balance sheet and off balance sheet

Balance sheet

	% change from
CHF million	31.12.07	31.12.06	31.12.06

Assets

Cash and balances with central banks	18,793	3,495	438

Due from banks	60,907	50,426	21

Cash collateral on securities borrowed	207,063	351,590	(41)

Reverse repurchase agreements	376,928	405,834	(7)

Trading portfolio assets	610,061	627,036	(3)

Trading portfolio assets pledged as collateral	164,311	251,478	(35)

Positive replacement values	428,217	292,975	46

Financial assets designated at fair value	11,765	5,930	98

Loans	335,864	297,842	13

Financial investments available-for-sale	4,966	8,937	(44)

Accrued income and prepaid expenses	11,953	10,361	15

Investments in associates	1,979	1,523	30

Property and equipment	7,234	6,913	5

Goodwill and intangible assets	14,538	14,773	(2)

Other assets	18,189	17,497	4

Total assets	2,272,768	2,346,610	(3)

Liabilities

Due to banks	145,762	203,689	(28)

Cash collateral on securities lent	31,621	63,088	(50)

Repurchase agreements	305,887	545,480	(44)

Trading portfolio liabilities	164,788	204,773	(20)

Negative replacement values	443,539	297,063	49

Financial liabilities designated at fair value	191,853	145,687	32

Due to customers	641,892	555,886	15

Accrued expenses and deferred income	22,150	21,851	1

Debt issued	222,077	190,143	17

Other liabilities	61,029	63,480	(4)

Total liabilities	2,230,598	2,291,140	(3)

Equity

Share capital	207	211	(2)

Share premium	12,433	12,640	(2)

Net income recognized directly in equity, net of tax	(1,161)	819

Revaluation reserve from step acquisitions, net of tax	38	38	0

Retained earnings	34,139	46,072	(26)

Equity classified as obligation to purchase own shares	(74)	(185)	60

Treasury shares	(10,363)	(10,214)	(1)

Equity attributable to UBS shareholders	35,219	49,381	(29)

Equity attributable to minority interests	6,951	6,089	14

Total equity	42,170	55,470	(24)

Total liabilities and equity	2,272,768	2,346,610	(3)

UBS’s total assets stood at CHF 2,272.8 billion on 31 December 2007, down from CHF 2,346.6 billion on 31 December 2006. These shifts were driven by declines in the Investment Bank, where deliberate balance sheet reductions led to lower collateral trading portfolio (down CHF 173.4 billion) and lower trading portfolio assets (down CHF 104.1 billion). The positive and negative replacement values grew by CHF 135.2 billion and CHF 146.5 billion respectively and the loan portfolio was up CHF 38.0 billion. Currency movements against the Swiss franc (mainly the 7% depreciation of the US dollar) strongly supported the decline in total assets. Total liabilities decreased due to lower collateral trading liabilities (down CHF 271.1 billion) and trading portfolio liabilities (down CHF 40.0 billion), however, these movements were partially offset by higher unsecured borrowings, which went up CHF 106.2 billion.

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

Repurchase agreements and securities borrowing / lending

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

Other assets / liabilities

Investments in associates increased by 30% to CHF 2.0 billion on 31 December 2007, mainly due to a direct investment of Global Asset Management’s infrastructure business. Property and equipment were marginally up by 5% to CHF 7.2 billion, mainly driven by new investments, partially offset by write-offs and currency impact. Goodwill and other intangible assets, at CHF 14.5 billion on 31 December 2007, declined slightly by 2% from a year earlier, mainly related to currency movements, partially offset by UBS’s acquisitions during 2007 of McDonald Investments and Daehan Investment Trust Management Company Ltd. (DIMCO).

Equity

At CHF 35.2 billion on 31 December 2007, equity attrib-utable to UBS shareholders decreased by CHF 14.2 billion from 2006. The decline reflects the attributable loss of CHF 5.2 billion and dividend payments for the performance year 2006 of CHF 4.3 billion. In addition, the cancellation of secondary trading line treasury shares that were purchased under the share buy-back program 2006 / 2007 of CHF 2.4 billion also reduced UBS’s equity.

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
On 31 December 2007, UBS had a firm commitment to acquire Caisse Centrale de Réescompte Group (CCR). The transaction was completed in February 2008. The terms and conditions of this agreement are disclosed in Note 35 in Financial Statements 2007.

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
In a securitization, UBS generally represents that certain securitized assets meet specific requirements, such as credit rating, type of credit, collateral or documentary attributes. UBS may be required to repurchase the assets and / or indemnify the purchaser of the assets against losses due to any breaches of such representations or warranties. In general, the Group could be required to make future payments under such repurchase and / or indemnification provisions. The maximum amount of these payments corresponds to the amount of assets held by such securitization-related SPEs as of 31 December 2007 and, under certain circumstances, accrued and unpaid interest on such assets and certain expenses. UBS performs due diligence to ensure the assets comply with requirements set forth in the representations and warranties of the contractual agreements with its counterparties – and this mitigates the potential loss due to such repurchase and / or indemnity. UBS receives no compensation for representations and warranties, and it is not possible to determine their fair value because they rarely, if ever, result in a payment. Historically, losses incurred on such obligations have been insignificant. No liabilities related to such representations, warranties and indemnifications are included in the balance sheet as at 31 December 2007 and 2006.
UBS continually evaluates its involvements with consolidated and non-consolidated SPEs as required under IFRS. Certain events – such as restructurings, the vesting of potential rights and the acquisition, disposition or expiration of interests, etc. – may prompt reconsideration of the initial consolidation conclusions made by UBS at the inception of its involvement with such entities. In these instances, SPEs may be consolidated or de-consolidated as the conditions warrant. In December 2007, due to market conditions, various non-consolidated CDOs in which UBS held a majority stake in super-senior securities were declared to have breached technical default provisions pursuant to the entities’ governing documents. In these instances, various contingent decision-making rights became immediately vested in the super-senior class holders. UBS determined that, in certain instances, the rights arising from such events caused it to be in control of these entities. The affected SPEs are consolidated in UBS’s statement of financial position as of 31 December 2007. The impact of consolidation was not material to UBS’s financial position or results of operations.

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

Non-consolidated securitization vehicles and Collateralized debt obligations – agency transactions1, 2

			Purchased and
CHF billion	SPE assets		retained interests
	Original principal	Current principal
As of 31 December 2007	outstanding	outstanding	Fair value

Securitizations originated by UBS [3]

Residential mortgage	2.1	1.9	0.6

Commercial mortgage	0.4	0.3	0.1

Total	2.5	2.2	0.7

Securitizations not originated by UBS

Residential mortgage [4]			33.9

1 Reflects material exposures.  2 Residential or commercial mortgage securities backed by an agency of the US Government; the Government National Mortgage Association (GNMA), the Federal National Mortgage Association (FNMA), or the Federal Home Loan Mortgage Corporation (FHLMC).  3 Structures originated by UBS include transactions within the scope of US GAAP, Financial Accounting Standard 140 paragraph 17.  4 Information for special purpose entity assets is not available.

Non-consolidated securitization vehicles and Collateralized debt obligations – non-agency transactions1

				Purchased and
				retained interests	Derivatives held by
CHF billion		Total SPE assets		held by UBS	UBS
	Original principal	Current principal	Delinquency
As of 31 December 2007	outstanding	outstanding	amounts	Fair value	Fair value

Originated by UBS [2]

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
Should UBS be required to consolidate previously unconsolidated investment funds in the future, it expects no significant impact on debt covenants, capital ratios, credit ratings and dividends.
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

On 31 December 2007, the net exposure to credit risk for contingent claims, based on IFRS numbers, was CHF 19.3 billion compared to CHF 16.5 billion one year earlier. Fee income from issuing guarantees is not material to total revenues.
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

Operating activities
Net cash flow used in operating activities was CHF 52.1 billion in 2007 compared to a cash outflow of CHF 5.4 billion in 2006. Operating cash outflows (before changes in operating assets and liabilities and income taxes paid) totaled CHF 3.7 billion in 2007, a decrease of CHF 18.2 billion from 2006. Net profit decreased by CHF 16.7 billion compared to 2006.

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

Financing activities
In 2007, financing activities generated cash flows of CHF 74.6 billion, which were used to finance the expansion of business activities. This reflected the net issuance of money market paper of CHF 32.7 billion and the issuance of CHF 110.9 billion in long-term debt – the latter significantly outpacing long-term debt repayments, which totaled CHF 62.4 billion. That inflow was partly offset by outflows attributable to net movements in treasury shares and own equity derivative activity (CHF 2.8 billion), and dividend payments (CHF 4.3 billion). In 2006, UBS also had a net cash inflow of CHF 48.1 billion from financing activities. The difference between the two years was mainly due to the fact that net long-term debt issuance and money marked paper increased by CHF 26.3 billion in 2007.

2006

At the end of 2006, the level of cash and cash equivalents rose to CHF 136.1 billion, up CHF 45.1 billion from CHF 91.0 billion at end-2005.

Operating activities
Net cash flow used in operating activities was CHF 5.4 billion in 2006 compared to a cash outflow of CHF 63.8 billion in 2005. Operating cash inflows (before changes in operating assets and liabilities and income taxes paid) totaled CHF 14.5 billion in 2006, an increase of CHF 0.5 billion from 2005. The net profit decreased by CHF 2.2 billion compared to 2005.

Cash of CHF 98.4 billion was used to fund the net increase in operating assets, while a net increase in operating liabilities generated cash inflows of CHF 81.1 billion. The increase in cash was used to fund operating assets – in line with the expansion of business. Payments to tax authorities were CHF 2.6 billion in 2006, up CHF 0.2 billion from a year earlier.

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

Financing activities
In 2006, financing activities generated cash flows of CHF 48.1 billion, which was used to finance the expansion of business activities. This reflected the net issuance of money market paper of CHF 16.9 billion and the issuance of CHF 97.7 billion in long-term debt – the latter significantly outpacing long-term debt repayments, which totaled CHF 59.7 billion. That inflow was partly offset by outflows attributable to net movements in treasury shares and own equity derivative activity (CHF 3.2 billion), and dividend payments (CHF 3.2 billion). In 2005, UBS also had a net cash inflow of CHF 65.2 billion from its financing activities. The difference between the two years was mainly due to the fact that net long-term debt issuance and money marked paper decreased by CHF 14.2 billion in 2006.

UBS employees

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

Increases in employee skill and productivity over time will support the growth of UBS’s businesses. To drive business growth from within, UBS seeks to retain and develop its own workforce, as illustrated by the people management, training and compensation policies and practices. The chart “Investing in employees” on the opposite page illustrates this.

Collaboration and respect underpin the firm- wide culture of valuing individual contributions and excellence. UBS fosters a performance-oriented environment, in which pay is linked to performance and compensation is linked to the achievement of business objectives.

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

Investing in employees

Staffing
The right people in the right place
> Recruitment
> Mobility
> Diversity
Performance management
Managing people effectively
> Performance planning
> Performance measurement and management
Compensation and incentives
Effectiveness and efficiency
> Compensation
> Employee share ownership
> Benefits
Learning and development
Competence and qualifications
> Talent and leadership development
> Business training
Retention
Commitment
Motivation and dedication
> UBS's values
> Measuring employee satisfaction
> Employee assistance
> Employee representation
Value added by increasing workforce quality

Financial businesses personnel

Regional distribution

in %, except where indicated

As of
31.12.05
31.12.06
31.12.07
Total¹:
69,569
78,140
83,560
100
75
50
25
0
7.8
15.8
39.0
37.4
9.8
16.2
39.4
34.6
11.9
16.4
38.3
33.4
Switzerland
Americas
Rest of Europe / Middle East / Africa
Asia Pacific

Business unit distribution

in %, except when indicated

As of
31.12.05
31.12.06
31.12.07
Total¹:
69,569
78,140
83,560
100
75
50
25
0
5.7
4.1
26.1
23.0
24.5
16.6
6.1
4.4
28.0
20.4
23.7
17.4
8.3
4.3
26.2
19.1
23.2
18.9
Wealth Management International & Switzerland
Wealth Management US
Business Banking Switzerland
Investment Bank
Global Asset Management
Corporate Center

1 Total full-time equivalents (FTE).

Gender distribution by region¹

As of 31.12.07

Total:
32,792
10,436
4,943
27,786
9,251
40,000
30,000
20,000
10,000
0
12,742
20,050
4,537
5,899
2,051
2,892
9,993
17,793
3,059
6,192
Americas
Asia Pacific
Continental Europe / Middle East / Africa
Switzerland
United Kingdom
Male
Female

1 Calculated on the basis that a person (working full-time or part-time) is considered one headcount in this graph only. This accounts for the total UBS end-2007 employee number of 85,208 in this graph. Excludes staff from UBS card center, Hotel Seepark Thun, Wolfsberg and Widder Hotel.

UBS employees

Investing in UBS employees

UBS relies on the expertise and commitment of its employees to deliver the solutions and the quality of service demanded by its clients. “Human capital return on investment” is used by UBS as an indicator of the increase in skill and productivity of its workforce, in combination with financial performance. In 2007, UBS’s human capital return on investment showed a decrease for the year. As shown in the graph below, following a steady increase from 2002 until the first half of 2007, its return on investment declined in the second half of 2007. This decrease is principally the result of a continued investment in the bank’s workforce despite the quick and steep deterioration in market conditions in the second half of 2007. This investment, however, should prove to be central to UBS’s ability to grow when market conditions stabilize.

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

In the Swiss and international wealth management business, where personnel increased by 2,247, investment continued in growth markets such as Asia Pacific and Europe. The number of client advisors in Switzerland also increased. Staff levels in the US-based wealth management business rose by 790, after the February 2007 integration of the McDonald Investments private client network and related hiring (in support of divisional and home office growth initiatives). This was partly offset by staff reductions in certain business areas, mainly IT and operations. The Swiss commercial and retail banking business increased personnel numbers by 19, as more IT staff were required to support both growing business volumes and new hires in the Swiss domestic banking business. The asset management business raised staff levels across all areas, hiring a total of 189 new employees in the context of business growth and acquisitions. The increase was partly offset by declines related to the closure of Dillon Read Capital Management (DRCM) in second quarter 2007. The Investment Bank’s staff levels were essentially flat year-on-year, only increasing by 33. As announced in October, the Investment Bank reduced its personnel levels by 901 people during fourth quarter and informed around 430 employees that they will have to leave the bank in the course of first quarter 2008. This decrease was offset by the annual intake of graduates and reintegration of DRCM staff. In Corporate Center, personnel numbers were up by 2,142, mainly a result of converting former Perot staff members to permanent IT Infrastructure employees. Demand for offshoring services increased as well, driving up staff levels in the UBS Service Centre in Hyderabad.

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

Composition of UBS’s workforce by citizenship 1

As of 31.12.07

		% change from	Total % of
Country	Number	2006	citizenship

USA	29,019	(1.5)	34.1

Switzerland	23,412	(1.6)	27.5

United Kingdom	8,008	(0.2)	9.4

Germany	3,669	0.3	4.3

India	2,422	1.1	2.8

Australia	1,865	0.0	2.2

Italy	1,794	0.0	2.1

Singapore	1,536	0.2	1.8

France	1,372	0.1	1.6

Hong Kong	1,329	0.2	1.6

Japan	1,163	0.1	1.4

China	921	0.5	1.1

Canada	799	0.0	0.9

Spain	762	0.0	0.9

Russia	452	0.0	0.5

Taiwan	451	0.1	0.5

Ireland	339	0.0	0.4

Austria	298	0.0	0.4

Malaysia	259	0.0	0.3

Belgium	226	0.0	0.3

Other countries	5,112	0.6	6.0

Total	85,208		100.0

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

In 2007, UBS also continued to build a diverse workforce through a variety of programs and processes across the organization. Managing and executive directors were asked to set personal diversity objectives in the performance management system. Additionally, since 2005, more than 3,000 senior managers have attended actor-based diversity training sessions that give them demonstrated behavioral options to handle potential issues within teams. In 2007, online diversity training was rolled out to Investment Bank, Global Asset Management and operational Corporate Center staff to provide basic diversity education and extend the actor-based training concepts to a wider audience. Approximately 10,000 employees took the training in the first three months. Global Wealth Management & Business Banking employees were offered access to the training in early 2008.

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
Efforts aimed at external audiences in 2007 included “UBS Career Comeback”, a new program targeting professional women, and in some instances men, who had left the workforce and now would like to return to professional employment in the financial industry. Participants must have a minimum of five years of relevant work experience and be seeking to return to the workforce after an 18-month to seven-year period away from the industry. In March 2007, the program was launched with the Wharton School (of business) of the University of Pennsylvania. Three months later, 28% of the 60 participants were working either full-time or part-time at various companies, including UBS. The program was expanded to Hong Kong and Sydney in November 2007 and to London in March 2008.

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
The key Group-wide leadership programs are the “Accelerated Leadership Experience” and the “Global Leadership Experience”. The Accelerated Leadership Experience is an 18-month process aimed at strengthening the capabilities of high-potential managers. A set of three Global Leadership Experience programs targets key position holders and focuses on understanding the organization, leveraging cross-business group opportunities and building personal leadership capabilities. More than 2,400 leaders have participated in at least one of these programs since 1999.
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
Business group leadership development courses also play a role in developing the firm’s leaders. An example is the intensive “Leading for Growth” program run by Global Wealth Management & Business Banking, where participants examine their personal leadership practices and are encouraged to use them to optimize performance in their teams. At the end of 2007, 77% of managing directors and 35% of executive directors had attended this program. At the In-vestment Bank, ASCENT, a 24-month mid-career program designed to expose high-potential employees to current business challenges and develop their client and leadership skills, has trained 750 people since 2005. SUMMIT was launched in 2007 to develop networks and partnerships among the Investment Bank’s 1,400 managing directors. Global Asset Management’s AMSLE program helps “managers of managers” strengthen their strategic leadership skills by focusing on both leadership and core technical skills. Over 100 managers have participated since 2005.

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

Expansion and growth in Asia Pacific

Asia Pacific has produced UBS’s highest growth rate over the past few years. Between 2004 and 2006, UBS’s wealth management business in Asia Pacific doubled its invested assets to CHF 151 billion. As the leading wealth manager in the region, UBS has drawn accolades from the financial media in 2007 and was named best private bank in Asia for the sixth consecutive year. Additionally, Dealogic figures confirm UBS as the most profitable investment bank in the region in 2007. This business growth necessitated substantial recruitment, together with strong retention and development efforts for experienced UBS employees in the region. To retain and attract wealth management professionals, the UBS Wealth Management Campus Asia Pacific was launched in Singapore in April 2007. Following Switzerland, Singapore is UBS’s second largest wealth management center for international clients, and this campus acts as the regional hub for employee and client education. Developed in close collaboration with Singapore’s government, the campus is accredited by the Singapore Institute of Banking and Finance.

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

A UK Employee Forum meets on a bi-annual basis to discuss topics like health and safety issues, changes to workplace conditions, pension arrangements and collective redundancies.
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

UBS’s commitment

Active advancement of corporate responsibility: UBS has participated in the UN Global Compact initiative since its inception and is a long-standing member of the UNEP Finance Initiative, a founding member of the Carbon Disclosure Project and a founding financial partner of the Energy Efficiency Building Retrofit Program (a project of the Clinton Climate Initiative)

Prevention of financial crime: a founding member of the Wolfsburg Group, UBS maintains an effective risk-based approach to anti-money laundering

Established environmental management: ISO 14001 certified for its environmental management system since 1999, UBS set a group-wide CO2 emission reduction target in 2006, a 40% reduction of 2004 levels by 2012

Respect of human rights: UBS adopted its own statement on human rights in 2006 a clear indication that the firm recognizes the significance of promoting and respecting human rights in its sphere of influence

Assisting local communities: the firm has established partnerships in the communities where it does business, focusing on the key themes of “Empowerment through education” and “Building a stronger community”

External recognition of corporate responsibility activities: UBS is a component of the Dow Jones Sustainability Indexes, the FTSE4Good Index and the Climate Leadership Index

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

Operational corporate responsibility

Corporate responsibility
Workplace
> Diversity
> Non-discrimination
> Health & safety
Ethical business conduct
> UBS code
> Financial crime prevention
> Human rights
> Supply chain
Environment
> In-house ecology
> Banking activities
> ISO 14001
> Climate change
Community affairs
> Charitable donations
> Employee volunteering
Communications, training and awareness raising

Corporate responsibility structure and process at UBS

Corporate Responsibility Committee
Minutes
Group Executive Board
Agenda
Documentation
Proposal for action
Mandate
for action
Corporate Responsibility Working Group
Appropriate management channel
Members
Action
Investment Bank
Global Wealth Management & Business Banking
Global Asset Management
Corporate Center

Five principles of UBS's environmental policy

Environmental policy
Environmental risk management
Environmental market opportunities
In-house ecology
Certified environmental management system
Training and communication

CO_2 footprint

in tons CO2
Share of renewable energy in %
2004
2005
2006
2007
Total:
360,502
372,184
293,169
281,705
400,000
300,000
200,000
100,000
0
100
75
50
25
0
24
23
34
45
Direct emissions (oil, gas, fuels)
Indirect emissions (electricity)
Other indirect emissions (travel incl. offsetting, paper, waste)
Renewable energy (in %)

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

Fighting corruption
UBS has long been committed to assisting in the fight against money laundering, corruption and terrorist financing by operating an effective and dynamic risk-based approach to its internal anti-money laundering (AML) process. In early 2007, the Wolfsberg Group, of which UBS is a founding member, released a statement against corruption. It describes the role of the Wolfsberg Group and financial institutions more generally in support of international efforts to fight corruption and identifies some of the measures financial institutions may consider to prevent corruption in their own business and protect against the misuse of their operations in relation to corruption.

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
For example, the GEB is responsible for UBS’s environmental policy and nominates a Group Environmental Representative. Each business group also nominates a representative, and together with the Group Representative, they form a committee that oversees the implementation of UBS’s environmental policy. This committee also provides guidance to the different business groups in their implementation of “UBS’s Statement on Human Rights”. It is chaired by the Group Chief Credit Officer and is supported by coordinators and functional units across the business groups.

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

Examples of UBS’s 2007 global community affairs activities
In the Asia Pacific region, UBS supports the Child Welfare and Holistic Organization for Rural Development (CHORD) in Hyderabad, India. The organization provides a bridge education program and emotional support to child workers, helping them to return to normal schooling. As part of a “buddy” program, UBS employees assist the children with their schoolwork, and act as mentors, guiding them in their development and their efforts to return to school. Over the past year, the UBS India Service Centre (ISC) has organized a “Fun Day” for 420 CHORD children, a “Teachers’ Day” at the CHORD school as well as a field visit to the ISC itself, giving many students their first look inside a large corporation. One of the students at the CHORD school said: “I was working in a shop previously. I have seen many customers and many faces. But no one ever bothered about me and my feelings. After I joined CHORD school I had the privilege of interacting with UBS. They bring smiles back on our sad faces.”
In the UK, UBS is working in partnership with two other City firms to support the regeneration of Shore-ditch. Situated in East London, Shore-ditch is one of the most deprived areas in the UK with 82% of its population living in social housing and more than 30% of school leavers unable to find a job. Working directly with government and non-profit social regeneration agencies, the corporate collaboration known as Project Shoreditch focuses on matching the skills, expertise and enthusiasm of UBS employees to the needs of Shoreditch organizations. Since the project’s inception in April 2005, over 1,500 UBS volunteers have supported a wide variety of Shore-ditch-based community groups, charities and schools, through team challenges, business planning, mentoring, training, web design, workplace visits, the provision of employment advice and fundraising. Volunteers provide direct support for Shoreditch-based organizations while also assisting with the regeneration of the area. In 2007, Project Shoreditch was awarded the “Positive Impact on London” Award from Business in the Community.
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
In the Americas, the wealth management business launched a new philanthropic focus “Education as a Pathway to a Better Future”, concentrating its charitable activities in the US on improving the education of students in kindergarten, elementary and high school in low-income areas. In conjunction with the new focus, a national volunteer initiative, called “Building Brighter Futures”, was launched in October 2007 with the goal of cultivating community, school and civic collaboration to help paint, garden and liven up schools and organizations related to education. During the month, over 2,100 UBS employees, family and friends volunteered in over 90 projects across the country. The Investment Bank launched a pilot education program in conjunction with Earthwatch International, a non-profit organization that engages people worldwide in scientific field research and education to promote the understanding and action necessary for a sustainable environment. Six UBS employees were selected as Earthwatch Fellows together with three public school teachers to participate in climate change expeditions in the northern reaches of Canada and on the coast of central Mexico. After the eight-day expeditions, the Fellows returned to share their experiences with colleagues and students from Medill Elementary school in Chicago, Illinois, the Hart Magnet School in Stamford, Connecticut; and the Manhattan Center for Science and Math in New York City. In 2008, the program will be expanded to include other UBS business areas in the Americas as employees work with their local schools to increase awareness of global environmental issues.

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

Environmental performance indicators

Every year, UBS provides a detailed description of its environmental performance using key performance indicators (KPIs), which allow for annual comparisons. They are based on industry standards such as the Global Reporting Initiative (GRI), the Greenhouse Gas Protocol and ISO 14064.

The management indicators on the next page provide an overview of the firm’s environmental management system.

70

Environmental management indicators
		For the year ended			% change from
Full-time equivalent, except where indicated	GRI [1]	31.12.07	31.12.06	31.12.05	31.12.06

Financial businesses personnel [2]		83,560	78,140	69,569	7

In specialized environmental units [3]		38	30	25	28

Environmental awareness raising

Employees trained	F5	5,090	2,489	2,251	104

Training time (hours)	F5	2,133	1,498	1,214	42

Specialized environmental training

Employees trained	F5	976	977	1,010	0

Training time (hours)	F5	1,420	1,758	2,066	(19)

External environmental audits [4]

Employees audited	F6	37	30	147	23

Auditing time (days)	F6	8	6	17	40

Internal environmental audits [5]

Employees audited	F6	121	154	216	(21)

Auditing time (days)	F6	38	44	39	(15)

1 Global Reporting Initiative (see also www.globalreporting.org). F stands for the Environmental Performance Indicators defined in the GRI Financial Services Sector Supplement.   2  All employment figures represent the state as of 31 December 2007.   3  2007: 32 UBS and six external employees (FTE).   4  Audits carried out by SGS Société Générale de Surveillance SA. Surveillance audits took place in 2006 and 2007. The more comprehensive Re-Certification Audit was done in 2005.   5  Audits / reviews carried out by specialized environmental units. The implementation of environmental risk policies is also audited by Group Internal Audit.

Environmental market opportunities

UBS has strong expertise in incorporating environmental and social aspects into its research and advisory activities. A socially responsible investments (SRI) team was established in Global Asset Management as early as 1996. Socially responsible investments are sustainable investments that take ecological and social criteria into account alongside classical financial analysis. Today, SRI teams operate in all business groups and regions, allowing UBS to produce original SRI research and to offer a broad range of SRI investment products. Furthermore, the Investment Bank actively pursues related market opportunities, for example by trading emissions on behalf of clients, or by arranging finance and providing advisory services to renewable energy companies. Finally, Global Wealth Management & Business Banking has decided to integrate SRI into the UBS Client Experience framework by adapting relevant client profiling tools, adding new proprietary and selected third-party products to its SRI offering and enhancing internal platforms that provide information and sales documentation. These measures should help client advisors identify, understand and meet client demand for SRI products more effectively. After a successful pilot in Switzerland in 2007, which contributed to the overall increase of SRI invested assets, this approach will also be rolled out to the other regions.

Socially responsible investments invested assets
		For the year ended			% change from
CHF billion, except where indicated	GRI [1]	31.12.07	31.12.06	31.12.05	31.12.06

UBS		3,189	2,989	2,652	7

UBS socially responsible investments (SRI) products and mandates

Positive criteria	F9	5.42	1.84	1.05	194

Exclusion criteria	F9	32.06	16.17	10.73	98

Third-party	F9	1.38	N/A	0.61	N/A

Total SRI invested assets	F9	38.86	18.01	12.39	116

Proportion of total invested assets (%) [2]		1.22%	0.60%	0.47%

1 Global Reporting Initiative (see also www.globalreporting.org). F stands for the Environmental Performance Indicators defined in the GRI Financial Services Sector Supplement.   2  Total socially responsible investments / UBS’s invested assets.

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

Third-party: UBS’s open product platform gives clients access to SRI products from third-party providers. This includes both positive and exclusion criteria.

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
In the UK, the asset management business seeks to influence the corporate responsibility and corporate governance practices of the companies it invests in.
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

UBS is also a founding financial partner in the Clinton Foundation’s Climate Initiative (CCI), Energy Building Retrofit Program. The program, which includes five other major financial institutions, four of the world’s largest energy service companies and 15 large cities, is designed to reduce energy consumption in existing buildings. Under the program, participating city governments and local building owners will retrofit buildings for increased energy efficiency. Participating cities include London, Paris, New York, Mexico City and Tokyo, among others. UBS has committed expertise and other resources to create financial structures capable of delivering capital effectively to public and private projects in this program.

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
The general approach to managing environmental risks is derived from the methodology of the ISO 14001 standard: the first step is to assess and rate the potential for material environmental risks arising in the various products and services offered by the bank. The result of this analysis is reviewed every year and currently shows that the potential for material risk is greater within the context of lending and capital markets practices for commercial lending, investment banking and direct infrastructure investments. In a second step, for each product and client segment rated with high potential risk, UBS designs environmental pro-cedures and tools that are adapted to their specific risk profile and integrated into existing processes, such as due diligence on transactions or investments and ongoing risk management.

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
–	in-house energy efficiency measures that reduce energy consumption in buildings it operates in;
–	increasing the proportion of renewable energy to avoid emissions at source; and
–	offsetting and neutralizing emissions that cannot be reduced by other means.

These measures allowed UBS to reduce its CO2 emissions by 22% compared with 2004, an important step toward achieving the 40% reduction target by 2012.

Environmental indicators per full-time employee (FTE)
	Unit	2007	Trend	2006	2005

Total direct and intermediate energy	kWh / FTE	11,942	æ	12,736	12,925

Total indirect energy	kWh / FTE	20,391	â	23,974	26,024

Total business travel	Pkm / FTE	12,685	à	12,544	10,659

Total paper consumption	kg / FTE	190	à	188	197

Total waste	kg / FTE	299	à	303	325

Total water consumption	m3 / FTE	26.7	à	26.0	26.0

Total environmental footprint	kWh / FTE	32,530	â	38,148	41,129

CO2 footprint	t / FTE	3.43	â	3.93	5.24

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

è	More detailed information on UBS’s environmental management system is available at www.ubs.com/environment

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

Information security
UBS adheres to the highest standards of information security. It meets legal and regulatory requirements related to information security, satisfying the obligations it has to clients, employees and share-holders.

Environmental management
UBS is committed to integrating environmental considerations into all its business activities.

Human rights
The “UBS Statement on Human Rights” sets out the firm’s approach to promote and respect human rights standards within its sphere of influence.

Environmental indicators[1]		2007[2]			2006[2]	2005[2]
		Absolute			Absolute	Absolute
	GRI [3]	normalized[4]	Data quality[5]	Trend[6]	normalized [4]	normalized [4]

Total direct and intermediate energy consumption [7]		981 GWh	***	à	951 GWh	918 GWh

Total direct energy consumption [8]	EN3	130 GWh	**	æ	154 GWh	169 GWh

natural gas		83.3%	**	à	85.5%	86.0%

heating oil		12.1%	***	à	11.8%	11.0%

fuels (petrol, diesel, gas)		4.6%	***	á	2.7%	3.0%

renewable energy (solar power, etc.)		0.03%	***	ä	0.03%	0.02%

Total intermediate energy purchased [9]	EN4	851 GWh	***	ä	797 GWh	749 GWh

electricity from gas-fired power stations		12.3%	**	à	13.2%	14.3%

electricity from oil-fired power stations		4.2%	***	à	4.5%	4.3%

electricity from coal-fired power stations		18.6%	**	æ	21.7%	22.9%

electricity from nuclear power stations		13.6%	**	â	20.5%	29.9%

electricity from hydroelectric power stations		25.5%	***	á	21.4%	12.1%

electricity from other renewable resources		22.0%	***	á	12.7%	11.1%

district heating		3.8%	***	â	6.0%	5.4%

Total indirect energy consumption [10]	EN4	1,674 GWh	***	æ	1,790 GWh	1,849 GWh

Total business travel	EN29	1,042 m Pkm	***	á	936 m Pkm	757 m Pkm

rail travel [11]		3.3%	**	æ	4.1%	3.7%

road travel [11]		0.5%	**	â	0.6%	0.7%

air travel		96.2%	***	à	95.3%	95.6%

Number of flights (segments)		446,274	***	á	402,629	358,992

Total paper consumption	EN1	15,593 t	***	á	14,013 t	14,020 t

post-consumer recycled	EN2	10.5%	***	á	6.2%	7.1%

new fibers FSC [12]		10.7%	***	á	0.0%	0.0%

new fibers ECF + TCF [12]		78.6%	***	â	93.8%	92.9%

new fibers chlorine bleached		0.2%	**	á	0.0%	0.0%

Total waste	EN22	24,589 t	***	ä	22,631 t	23,073 t

valuable materials separated and recycled		56.3%	***	à	58.2%	64.8%

incinerated		15.8%	***	á	12.7%	9.3%

landfilled		27.9%	**	à	29.1%	25.9%

Total water consumption	EN8	2.19 m m3	**	ä	1.94 m m3	1.84 m m3

Total environmental footprint [13]		2,671 GWh	**	à	2,848 GWh	2,922 GWh

Total CO2 footprint [14]		281,705 t	***	à	293,169 t	372,184 t

Total direct CO2 (GHG scope 1) [15]	EN16	26,701 t	***	â	31,519 t	34,556 t

Total indirect CO2 (GHG scope 2) [15]	EN16	218,681 t	**	à	230,015 t	225,854 t

Total other indirect CO2 (GHG scope 3) [15]	EN17	149,323 t	***	á	132,635 t	111,773 t

Total CO2e offsets (business air travel) [16]		113,000 t	***	á	101,000 t	–

Legend: GWh = gigawatt hour; Pkm = person kilometer; t = ton; m3 = cubic meter; m = million

1  All figures are based on the level of knowledge as of January 2008.   2  Reporting period: 2007 (1 July 2006–30 June 2007), 2006 (1 July 2005–30 June 2006), 2005 (1 July 2004–30 June 2005).   3  Global Reporting Initiative (see also www.globalreporting.org). EN stands for the Environmental Performance Indicators as defined in the GRI.   4  Non-significant discrepancies from 100% are possible due to roundings.   5  Specifies the estimated reliability of the aggregated data and corresponds approximately to the following uncertainty (confidence level 95%): up to 5% – ***, up to 15% – **, up to 30% – *. Uncertainty is the likely difference between a reported value and a real value.   6  Trend: at a *** / ** / * data quality, the respective trend is stable ( ) if the variance equals 5 / 10 / 15%, low decreasing / increasing ( ,❖) if it equals 10 / 20 / 30% and decreasing / increasing if the variance is bigger than 10 / 20 / 30% ☐ ☐ ( , ).   7  Refers to energy consumed within the operational boundaries of UBS.   8  Refers to primary energy purchased which is consumed within the operational boundaries of UBS (oil, gas, fuels).   9  Refers to energy purchased that is produced by converting primary energy and consumed within the operational boundaries of UBS (electricity and district heating).   10  Refers to primary energy, which is consumed to produce the electricity and district heating consumed by UBS.   11  Rail and road travel: Switzerland only.   12  Paper produced from new fibers. FSC stands for Forest Stewardship Council, ECF for Elementary Chlorine Free and TCF for Totally Chlorine Free.   13  Shows the environmental impact (through emissions, use of resources, waste) by a process including all relevant upstream and downstream processes. The environmental footprint is approximated using the equivalent of non-renewable energy consumed.   14  CO2 footprint equals total CO2 emissions (GHG scope 1, 2 and 3) minus CO2e offsets.   15  Refers to ISO 14064 and the “GHG (greenhouse gas) protocol initiative” (www.ghgprotocol.org), the international standards for CO2 reporting: direct CO2 (Scope 1) accounts for direct CO2 emissions by UBS; indirect CO2 (Scope 2) accounts for indirect CO2 emissions associated with the generation of imported / purchased electricity, heat or steam; other indirect CO2 (Scope 3) accounts for indirect CO2 emissions associated with business travel, paper consumption and waste disposal.   16  Offsets from third-party GHG reduction projects measured in CO2 equivalents (CO2e). These offsets neutralize CO2 emission from our business air travel.

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

Performance in 2007

Wealth Management International & Switzerland

–	Record net new money intake of CHF 125.1 billion (CHF 97.6 billion in 2006) leading to an all-time high in invested assets of CHF 1,294 billion (up 14% from 2006)

–	Record pre-tax profit of CHF 6,310 million (up 21% compared with 2006)

–	Cost / income ratio improved for the fifth consecutive year to 51.1%

Wealth Management US

–	24% year-on-year increase in performance before tax to CHF 674 million despite weakening of the US dollar. Record recurring income and lower general and administrative expenses

–	Strong net new money intake of CHF 26.6 billion (CHF 15.7 billion in 2006). Invested assets increased to CHF 840 billion reflecting rising markets, net new money intake and the first-time inclusion of McDonald Investments

Business Banking Switzerland

–	Performance before tax of CHF 2,267 million (Practically on par with CHF 2,281 million in 2006)

–	Continued high level of efficiency with cost / income ratio of 57.7%

Business group / business unit reporting
	Wealth Management						Global Wealth Management
CHF million, except where indicated	International & Switzerland		Wealth Management US		Business Banking Switzerland		& Business Banking
As of or for the year ended	31.12.07	31.12.06	31.12.07	31.12.06	31.12.07	31.12.06	31.12.07	31.12.06

Total operating income	12,892	10,928	6,660	5,862	5,317	5,194	24,869	21,884

Total operating expenses	6,582	5,631	5,986	5,320	3,050	2,913	15,618	13,864

Business group / business unit performance before tax	6,310	5,197	674	542	2,267	2,281	9,251	8,020

Additional information

Net new money (CHF billion)	125.1	97.6	26.6	15.7	4.6	1.2	156.3	114.5

Invested assets (CHF billion)	1,294	1,138	840	824	164	161	2,298	2,123

Personnel (full-time equivalents)	15,811	13,564	19,347	18,557	15,932	15,913	51,090	48,034

Total operating income

CHF million

For 2007 **Total: CHF 24,869 million**

5,317
12,892
6,660
Wealth Management International & Switzerland
Wealth Management US
Business Banking Switzerland

Invested assets

CHF billion

31.12.05
31.12.06
31.12.07
2,500
2,000
1,500
1,000
500
0
153
752
982
161
824
1,138
164
840
1,294
Wealth Management International & Switzerland
Wealth Management US
Business Banking Switzerland

Business structure

Global Wealth Management & Business Banking

Global Wealth Management & Business Banking

Global Wealth Management & Business Banking is the leading global provider of financial services for wealthy clients and the top bank for individual and corporate clients in Switzerland.

Business group reporting
	As of or for the year ended			% change from
CHF million, except where indicated	31.12.07	31.12.06	31.12.05	31.12.06

Income	24,841	21,775	19,131	14

Credit loss (expense) / recovery [1]	28	109	223	74

Total operating income	24,869	21,884	19,354	14

Cash components	10,536	9,046	8,287	16

Share-based components [2]	444	377	287	18

Total personnel expenses	10,980	9,423	8,574	17

General and administrative expenses	3,141	3,028	2,845	4

Services (to) / from other business units	1,171	1,118	960	5

Depreciation of property and equipment	241	232	226	4

Amortization of intangible assets	85	63	56	35

Total operating expenses	15,618	13,864	12,661	13

Business Group performance before tax	9,251	8,020	6,693	15

Key performance indicators

Cost / income ratio (%) [3]	62.9	63.7	66.2

Capital return and BIS data

Return on allocated regulatory capital (%) [4]	40.9	38.7	34.8

BIS risk-weighted assets	169,650	155,158	147,348	9

Goodwill and excess intangible assets [5]	5,828	5,978	5,407	(3)

Allocated regulatory capital [6]	22,793	21,494	20,142	6

Additional information

Invested assets (CHF billion)	2,298	2,123	1,887	8

Net new money (CHF billion) [7]	156.3	114.5	98.5

Client assets (CHF billion)	3,554	3,337	2,895	7

Personnel (full-time equivalents)	51,090	48,034	44,612	6

1  In line with financial accounting.   2  Additionally includes related social security contributions and expenses related to alternative investment awards.   3  Operating expenses / income.   4  Business group performance before tax / average allocated regulatory capital.   5  Goodwill and intangible assets in excess of 4% of BIS Tier 1 capital.   6  10% of BIS risk-weighted assets plus goodwill and excess intangible assets.   7  Excludes interest and dividend income.

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

Performance before tax

CHF million

2005
2006
2007
8,000
6,000
4,000
2,000
0
4,147
5,197
6,310

Net new money

CHF billion

2005
2006
2007
160
120
80
40
0
68.2
97.6
125.1

Invested assets by client domicile

in %, except where indicated

As of 31.12.07 **Total: CHF 1,013 billion**

7
19
56
18
Wealth Management International
Europe
The Americas
Asia Pacific
Middle East / Africa

Invested assets by client wealth

in %, except where indicated

As of 31.12.07 **Total: CHF 1,294 billion**

13
24
12
51
< CHF 1 million
CHF 1–5 million
CHF 5–10 million
> CHF 10 million

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

Growth initiatives

Wealth management in Asia Pacific
One of the main challenges for the wealth management business in the next few years will be to enhance its already strong business footprint in the Asia Pacific region. The region is very heterogeneous and, taken together, accounts for more than half the world’s population, while contri-buting a quarter of total global gross domestic product (GDP).

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

European on-shore business
The European wealth management business was launched in early 2001 and is aimed at wealthy clients in the five target countries of France, Germany, Italy, Spain and the UK. Over the past seven years, the number of European domestic branches (now 56) has more than trebled, while invested assets have risen to CHF 167 billion from CHF 16 billion in 2001, corresponding to an annual growth rate of 48%. Much of the rise in invested assets was due to the CHF 93 billion in net new money taken in during the past six years. The European wealth management business currently has a total of 1,056 client advisors, up from 177 advisors at the beginning of 2001. After having successfully established a European physical presence and made the business profitable, the European wealth management business has been profitable every quarter since first quarter 2006 and now forms an integral part of the business.

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

Distribution

The extensive wealth management branch network comprises 5,774 client advisors, 110 offices in Switzerland and 93 offices worldwide.

Business performance

Business unit reporting
	As of or for the year ended			% change from
CHF million, except where indicated	31.12.07	31.12.06	31.12.05	31.12.06

Income	12,893	10,827	9,024	19

Credit loss (expense) / recovery [1]	(1)	1	(8)

Total operating income	12,892	10,828	9,016	19

Cash components	3,704	2,999	2,491	24

Share-based components [2]	169	174	107	(3)

Total personnel expenses	3,873	3,173	2,598	22

General and administrative expenses	1,064	885	804	20

Services (to) / from other business units	1,531	1,479	1,371	4

Depreciation of property and equipment	95	84	89	13

Amortization of intangible assets	19	10	7	90

Total operating expenses	6,582	5,631	4,869	17

Business unit performance before tax	6,310	5,197	4,147	21

Key performance indicators

Invested assets (CHF billion)	1,294	1,138	982	14

Net new money (CHF billion) [3]	125.1	97.6	68.2

Gross margin on invested assets (bps) [4]	103	103	102	0

Cost / income ratio (%) [5]	51.1	52.0	54.07

Cost / income ratio excluding the European wealth management business (%) [5]	46.9	47.8	48.0

Client advisors (full-time equivalents)	5,774	4,742	4,154	22

Client advisor productivity

Revenues per advisor (CHF thousand) [6]	2,424	2,441	2,272	(1)

Net new money per advisor (CHF thousand) [7]	23,516	22,008	17,173	7

Invested assets per advisor (CHF thousand) [8]	234,504	236,879	222,474	(1)

International clients

Income	9,739	7,907	6,476	23

Invested assets (CHF billion)	1,013	862	729	18

Net new money (CHF billion) [3]	115.6	90.8	64.2

Gross margin on invested assets (bps) [4]	101	101	100	0

European wealth management (part of international clients)

Income	1,220	1,010	722	21

Invested assets (CHF billion)	167	144	114	16

Net new money (CHF billion) [3]	18.4	18.2	21.8

Client advisors (full-time equivalents)	1,056	870	803	21

1 In line with financial accounting.   2 Additionally includes related social security contributions and expenses related to alternative investment awards.   3 Excludes interest and dividend income.   4 Income / average invested assets.   5 Operating expenses / income.   6 Income / average number of client advisors.   7 Net new money / average number of client advisors.   8 Average invested assets / average number of client advisors.

Business unit reporting (continued)
	As of or for the year ended			% change from
CHF million, except where indicated	31.12.07	31.12.06	31.12.05	31.12.06

Swiss clients

Income	3,154	2,920	2,548	8

Invested assets (CHF billion)	281	276	253	2

Net new money (CHF billion) [1]	9.5	6.8	4.0

Gross margin on invested assets (bps) [2]	111	110	109	1

Capital return and BIS data

Return on allocated regulatory capital (%) [3]	80.7	81.1	78.6

BIS risk-weighted assets	63,125	51,485	43,369	23

Goodwill and excess intangible assets [4]	1,761	1,740	1,566	1

Allocated regulatory capital [5]	8,074	6,889	5,903	17

Additional information

Recurring income [6]	9,617	8,143	6,635	18

Client assets (CHF billion)	1,651	1,436	1,235	15

Personnel (full-time equivalents)	15,811	13,564	11,555	17

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

The cost / income ratio improved to 51.1% in 2007 from 52.0% a year earlier. The cost / income ratio has improved for the fifth consecutive year despite the rise in costs in pursuit of the global expansion strategy. This improvement reflects the strong rise in income due to a higher asset base and higher volumes in lombard lending, which more than offset the increase in personnel expenses (mainly headcount increase and performance-related compensation) and general and administrative expenses.

Excluding the European wealth management business, the 2007 cost / income ratio fell to 46.9% from 47.8% a year earlier.

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

Results

In 2007 pre-tax profit, at a record CHF 6,310 million, rose 21% compared with 2006. Total operating income was up 19% in 2007, reflecting a higher asset base and increased collateralized lending volumes and more client activity. Operating expenses, up 17% in 2007 from 2006, also rose as the business expanded.

Operating income
Total operating income in 2007 was CHF 12,892 million, up 19% from CHF 10,828 million a year earlier. This was the highest level ever, reflecting a rise in recurring as well as in non-recurring revenues. Recurring income increased 18% on rising asset-based fees, benefiting from strong net new money inflows. This was accentuated by higher interest income due to the expansion of lombard lending activities. Non-recurring income rose by 22% due to higher brokerage fees, reflecting high client activity levels.

Operating expenses
At CHF 6,582 million, operating expenses in 2007 were up 17% from CHF 5,631 million a year earlier, reflecting higher personnel expenses and general and administrative expenses as a result of ongoing business growth. Personnel expenses rose 22% to CHF 3,873 million in 2007 compared with CHF 3,178 million a year earlier, reflecting the increase in salaries due to business expansion and higher performance-related compensation. Share-based expenses in 2007 increased due to higher share and option awards and the increased fair value of options. General and administrative expenses, at CHF 1,064 million, were up 20% in 2007 from CHF 885 million a year earlier due to increased expenses for travel and entertainment, premises and professional fees – all a consequence of continuous business expansion. Expenses for services from other business units, at CHF 1,531 million in 2007, were up 4% from CHF 1,479 million the previous year, mainly reflecting increased consumption. Depreciation was CHF 95 million in 2007, up 13% from CHF 84 million a year earlier because of continued business growth. Amortization of intangible assets was CHF 19 million, up CHF 9 million from 2006.

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
The cost / income ratio improved to 52.0% in 2006 from 54.0% a year earlier. This improvement reflected the strong rise in income due to a higher asset base and higher volumes in lombard lending, which more than offset the increase in personnel and higher general and administrative costs.
Excluding the European wealth management business, the 2006 cost / income ratio fell to 47.8% from 48.0% in 2005.

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

Results

Wealth Management International & Switzerland’s 2006 pre-tax profit, at CHF 5,197 million, increased 25% compared with 2005. This increase reflected higher asset-based fees as well as rising interest income, a reflection of higher volumes in the lombard lending business. At the same time, the business unit’s expenses, up 16% in 2006 from 2005, reflected its ongoing growth strategy.

Operating income
Total operating income in 2006 was CHF 10,828 million, up 20% from CHF 9,016 million in 2005. Recurring income increased 23% on rising asset-based fees, benefiting from a buoyant market and net new money inflows. This was accentuated by higher interest income due to the expansion of margin lending activities. Non-recurring income rose due to higher brokerage fees, a reflection of high client activity levels. These positive effects were offset by the depreciation of the US dollar against the Swiss franc.

Operating expenses
At CHF 5,631 million, operating expenses in 2006 were up 16% from CHF 4,869 million in 2005. This reflected higher personnel expenses and general and administrative expenses, as well as the ongoing investment in growth initiatives. Personnel expenses rose 22% to CHF 3,173 million in 2006 compared with CHF 2,598 million in 2005, a reflection of the increase in salaries due to business expansion and higher performance-related compensation. General and administrative expenses, at CHF 885 million, were up 10% in 2006 from CHF 804 million in 2005 due to investments in physical and information technology infrastructure, as well as travel and entertainment and marketing costs – all a consequence of continuous business expansion. Expenses for services from other business units, at CHF 1,479 million in 2006, were up 8% from CHF 1,371 million in 2005. Depreciation was CHF 84 million in 2006, down 6% from CHF 89 million in 2005, because of lower charges for information technology equipment. Amortization of intangible assets was CHF 10 million, practically unchanged from CHF 7 million in 2005.

Wealth Management US

–	One of the leading wealth managers in the US with more than 8,200 financial advisors in over 480 branch and satellite office locations in the US and Puerto Rico

–	In 2007, the newly acquired McDonald Investments was successfully integrated

–	Financial indicators improved in 2007, e.g. profitability, net new money, cost / income ratio and invested assets

Performance before tax[1]

CHF million

2005
2006
2007
800
600
400
200
0
248
542
674

1 Includes costs from the PaineWebber acquisition.

Net new money

CHF billion

2005
2006
2007
30
25
20
15
10
26.9
15.7
26.6

Invested assets by client wealth

in %, except where indicated

As of 31.12.07 **Total: CHF 840 billion**

19
44
8
29
< CHF 1 million
CHF 1–5 million
CHF 5–10 million
> CHF 10 million

Invested assets by asset class

in %, except where indicated

As of 31.12.05 31.12.06 31.12.07

Total
CHF 752 billion
CHF 824 billion
CHF 840 billion
100
75
50
25
0
8
38
13
4
30
7
8
36
16
4
29
7
7
35
17
5
28
8
Accounts/money markets
Bonds
UBS mutual funds
External mutual funds
Equities
Other[1]

1 Includes structured products and alternative investments.

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
Wealth Management US is also expanding their ability to address the specific needs of ultra-high net worth clients. Following a successful launch of its private wealth management office in New York in July 2006, the business unit expanded to five other locations in 2007 – Stamford (Connecticut), Chicago (Illinois), Atlanta (Georgia), Los Angeles and San Francisco (California) – dedicated to the specialized needs of clients and prospects with assets greater than USD 10 million. At these locations, areas of expertise include private planning, trust and estate planning, philanthropic services, concentrated stock management and tax optimization strategies.
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

UBS clients have the option of transaction-based or asset-based pricing for their relationships. Clients who choose asset-based pricing have access to both discretionary and non-discretionary investment advisory programs. While non-discretionary advisory programs enable the client to maintain control over all transactions in the account, clients with discretionary advisory programs direct investment professionals to manage a portfolio on their behalf. Depending on the type of discretionary program, the client can give investment discretion to a qualified financial ad-visor, a team of UBS investment professionals or to a third-party investment manager. Separately, mutual fund advisory programs are also offered, where a financial advisor works with the client to create a diversified portfolio of mutual funds.
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

Business performance
Business unit reporting

	As of or for the year ended			% change from

CHF million, except where indicated	31.12.07	31.12.06	31.12.05	31.12.06

Income	6,662	5,863	5,158	14

Credit loss (expense) / recovery [1]	(2)	(1)	0	100

Total operating income	6,660	5,862	5,158	14

Cash components	4,352	3,686	3,388	18

Share-based components [2]	199	153	138	30

Total personnel expenses	4,551	3,839	3,526	19

General and administrative expenses	976	1,073	1,047	(9)

Services (to) / from other business units	314	281	223	12

Depreciation of property and equipment	79	74	65	7

Amortization of intangible assets	66	53	49	25

Total operating expenses	5,986	5,320	4,910	13

Business unit performance before tax	674	542	248	24

Key performance indicators

Invested assets (CHF billion)	840	824	752	2

Net new money (CHF billion) [3]	26.6	15.7	26.9

Net new money including Interest and dividend income (CHF billion) [4]	51.5	37.9	45.2	36

Gross margin on invested assets (bps) [5]	77	76	75	1

Cost / income ratio (%) [6]	89.9	90.7	95.2

Recurring income [7]	4,173	3,488	2,834	20

Financial advisor productivity

Revenues per advisor (CHF thousand) [8]	828	776	690	7

Net new money per advisor (CHF thousand) [9]	3,305	2,077	3,597

Invested assets per advisor (CHF thousand) [10]	107,719	101,922	91,464

Capital return and BIS data

Return on allocated regulatory capital (%) [11]	11.0	9.5	4.6

BIS risk-weighted assets	18,735	18,308	18,928	2

Goodwill and excess intangible assets [12]	4,067	4,238	3,841	(4)

Allocated regulatory capital [13]	5,941	6,069	5,734	(2)

Additional information

Client assets (CHF billion)	917	909	826	1

Personnel (full-time equivalents)	19,347	18,557	17,034	4

Financial advisors (full-time equivalents)	8,248	7,880	7,520	5

1 In line with financial accounting.   2 Additionally includes related social security contributions and expenses related to alternative investment awards.   3 Excludes interest and dividend income.   4 For purposes of comparison with US peers.    5 Income / average invested assets.   6 Operating expenses / income.   7 Interest, asset-based revenues for portfolio management and account-based, distribution and advisory fees.   8 Income (including net goodwill funding) / average number of financial advisors.   9 Net new money / average number of financial advisors.   10 Average invested assets / average number of financial advisors.   11 Business unit performance before tax / average allocated regulatory capital.   12 Goodwill and intangible assets in excess of 4% of BIS Tier 1 capital.   13 10% of BIS risk-weighted assets plus goodwill and excess intangible assets.

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

2007

Key performance indicators

The inflow of net new money in 2007 was CHF 26.6 billion, up from CHF 15.7 billion a year earlier, reflecting reduced outflows from existing clients and the recruitment of experienced advisors. Including interest and dividends, net new money in 2007 was CHF 51.5 billion, up from CHF 37.9 billion in 2006.

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

The cost / income ratio was 89.9% for 2007, compared with 90.7% in 2006. The improvement in the cost / income ratio reflects higher operating income due to strong growth in recurring income, partially offset by a rise in expenses mainly reflecting higher personnel expenses in support of growth initiatives and the integration of the McDonald Investments private client branch network.

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

Results

In 2007, Wealth Management US reported a pre-tax profit of CHF 674 million, compared with CHF 542 million in 2006. Because this business unit is almost entirely conducted in US dollars, comparisons of results with prior periods are affected by the movements of the US dollar against the Swiss franc. In US dollar terms, performance in 2007 was up 24% from 2006. Performance in 2007 benefited from record levels of recurring income and lower general and administrative expenses. This was partly offset by higher personnel expenses.

Operating income

In 2007, total operating income was CHF 6,660 million, up 14% from CHF 5,862 million in 2006. Excluding currency effects, operating income increased by 16% from 2006. The increase in operating income reflects the record recurring income (driven by increased asset levels in managed account products) and increased transactional revenue.

Operating expenses

Total operating expenses rose 13% to CHF 5,986 million in 2007 from CHF 5,320 million in 2006. Excluding currency effects, operating expenses were 15% higher.
Personnel expenses increased by CHF 712 million or 19%, with higher salaries as well as share-based compensation. This reflects rising headcount due to organic growth and the McDonald Investments private client branch network inclusion. General and administrative expenses decreased 9% to CHF 976 million in 2007 from CHF 1,073 million in 2006. In US dollar terms, they fell 7%, primarily reflecting lower provisions compared with 2006. Services from other business units increased by 12% from

CHF 281 million in 2006 to CHF 314 million in 2007. Depreciation was higher due to leasehold improvement. The amortization of intangibles was CHF 66 million in 2007, up 25% from CHF 53 million, mainly due to the acquisition of the McDonald Investments private client branch network and the full-year impact of the acquisition of the Piper Jaffray private client branch network.

2006

Key performance indicators

In 2006, inflows of net new money were CHF 15.7 billion, down 42% from CHF 26.9 billion in 2005, largely a result of 2006’s competitive recruiting environment of financial ad-visors. Including interest and dividends, net new money in 2006 was CHF 37.9 billion, down from CHF 45.2 billion a year earlier.
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
The cost / income ratio was 90.7% for 2006, compared with 95.2% in 2005. The decrease in the cost / income ratio reflects higher operating income, partially offset by a rise in expenses mainly reflecting higher personnel expenses in support of growth initiatives and the integration of the Piper Jaffray private client branch network.
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

Results

In 2006, Wealth Management US reported a pre-tax profit of CHF 542 million, compared with CHF 248 million in 2005. This increase reflected record levels of recurring income, and lower litigation provisions.

Operating income

In 2006, total operating income was CHF 5,862 million, up 14% compared with CHF 5,158 million in 2005. Excluding currency effects, operating income also increased 14% from 2005. The increase in operating income was primarily due to strong growth in recurring income based on higher levels of assets.

Operating expenses

Total operating expenses rose 8% to CHF 5,320 million in 2006 from CHF 4,910 million in 2005. Excluding currency effects, operating expenses were also 8% higher due to higher personnel costs and general and administrative expenses, both related to strategic growth initiatives in support of the business, the inclusion of the Piper Jaffray private client branch network and the New Jersey office provision that was made after the decision to sublet unused office space instead having it be occupied by Wealth Management US itself. This was offset by a lower impact of litigation provisions compared with 2005.
Personnel expenses rose by CHF 313 million or 9%, reflecting growing levels of personnel and increased financial advisor compensation related to higher compensable revenue. General and administrative expenses increased 2% to CHF 1,073 million in 2006 from CHF 1,047 million in 2005. In US dollar terms, they were also up 2%, reflecting higher occupancy and marketing expenses, partially offset by lower litigation provisions compared with 2005. Services from other business units increased by 26% to CHF 281 million in 2006. Depreciation was also higher due to leasehold improvements. The amortization of intangibles was CHF 53 million in 2006, up 8% from 2005, mainly due to the acquisition of the Piper Jaffray private client branch network.

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

Performance before tax

CHF million

2005
2006
2007
2 500
2 000
1 500
1 000
500
0
2,298
2,281
2,267

in %

31.12.05
31.12.06
31.12.07
2.5
2.0
1.5
1.0
0.5
0
2.3
1.7
1.2

UBS market share in Switzerland

As of 31 December 2007

Mortgages for individual clients:	23%
Savings for individuals:	22%
Credit card business:	32%

Source: Swiss National Bank

Total lending portfolio by category, gross

in %, except where indicated

As of
31.12.05
31.12.06
31.12.07
Total:
CHF 141 billion
CHF 143 billion
CHF 145 billion
100
75
50
25
0
2
16
82
2
17
81
2
18
80
Mortgages
Commercial credits
Recovery portfolio

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

Total lending portfolio, gross

On 31 December 2007, Business Banking Switzerland’s total lending portfolio was CHF 145.5 billion, gross. Of the total, mortgages represented CHF 117 billion, of which 85% were residential mortgages. Continued discipline in implementing the risk-adjusted pricing model has resulted in a strengthened focus of origination efforts on higher quality exposures with an attractive risk / return relationship. Thanks to the introduction of this model, the risk profile of the business unit’s portfolio has clearly improved in recent years.

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

Business performance

Business unit reporting
	As of or for the year ended			% change from

CHF million, except where indicated	31.12.07	31.12.06	31.12.05	31.12.06

Interest income	3,470	3,339	3,317	4

Non-interest income	1,816	1,746	1,632	4

Income	5,286	5,085	4,949	4

Credit loss (expense) / recovery [1]	31	109	231	(72)

Total operating income	5,317	5,194	5,180	2

Cash components	2,480	2,361	2,408	5

Share-based components [2]	76	50	42	52

Total personnel expenses	2,556	2,411	2,450	6

General and administrative expenses	1,101	1,070	994	3

Services (to) / from other business units	(674)	(642)	(634)	(5)

Depreciation of property and equipment	67	74	72	(9)

Amortization of intangible assets	0	0	0

Total operating expenses	3,050	2,913	2,882	5

Business unit performance before tax	2,267	2,281	2,298	(1)

Key performance indicators

Invested assets (CHF billion)	164	161	153	2

Net new money (CHF billion) [3]	4.6	1.2	3.4

Cost / income ratio (%) [4]	57.7	57.3	58.2

Impaired lending portfolio as a % of total lending portfolio, gross	1.2	1.7	2.3

Capital return and BIS data

Return on allocated regulatory capital (%) [5]	26.0	26.6	26.9

BIS risk-weighted assets	87,790	85,365	85,051	3

Goodwill and excess intangible assets [6]	0	0	0

Allocated regulatory capital [7]	8,779	8,537	8,505	3

Additional information

Client assets (CHF billion)	986	992	834	(1)

Personnel (full-time equivalents)	15,932	15,913	16,023	0

1  In line with financial accounting.   2  Additionally includes related social security contributions and expenses related to alternative investment awards.   3  Excludes interest and dividend income.   4  Operating expenses / income.   5  Business unit performance before tax / average allocated regulatory capital.   6  Goodwill and intangible assets in excess of 4% of BIS Tier 1 Capital.   7  10% of BIS risk-weighted assets plus goodwill and excess intangible assets.

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

111

2007

Key performance indicators

Net new money was CHF 4.6 billion in 2007, CHF 3.4 billion higher than the inflow of CHF 1.2 billion in 2006. This was due to an increase in inflows from existing clients.

Invested assets rose to CHF 164 billion in 2007 from CHF 161 billion a year earlier, driven by positive market developments and net new money inflows. This was slightly offset by the transfer of assets to Wealth Management Inter-national & Switzerland. Over the course of 2007, UBS transferred CHF 9.2 billion in client assets from the Business Banking Switzerland business unit to the Wealth Management International & Switzerland business unit, reflecting the development of client relationships. In 2006, UBS transferred CHF 8.2 billion in client assets for the same reason.
In 2007 the cost / income ratio stood at 57.7%.

Business Banking Switzerland’s gross lending portfolio was CHF 145.5 billion on 31 December 2007, up 1% from the previous year. This positive development was also reflected in the key credit quality ratio of the impaired lending portfolio, gross, to the total lending portfolio, gross, which was 1.2% compared to 1.7% in 2006.

The return on allocated regulatory capital was 26.0% for 2007, down 0.6 percentage points from 26.6% a year earlier.

Results

Pre-tax profit in 2007 was CHF 2,267 million, CHF 14 million or 1% below the result achieved in 2006.

Operating income

Total operating income in 2007 was CHF 5,317 million, up from 2006’s level of CHF 5,194 million. Interest income increased by 4% to CHF 3,470 million in 2007 from CHF 3,339 million in 2006. The slight increase reflects the expansion of the business unit’s loan portfolio and the higher margins on liabilities. Non-interest income increased by CHF 70 million to CHF 1,816 million in 2007 from CHF 1,746 million in 2006, reflecting a higher asset base as well as higher trading income. The credit loss expense was a recovery of CHF 31 million down from CHF 109 million In 2006.

Operating expenses

Operating expenses in 2007 were CHF 3,050 million, up 5% from CHF 2,913 million in 2006. Personnel expenses, at CHF 2,556 million, were up 6% from CHF 2,411 million in 2006 due to higher salary costs for the employee pension plan in Switzerland, related to its change from a defined benefit to a defined contribution plan under Swiss law. General and administrative expenses, at CHF 1,101 million in 2007, rose and were 3% higher than the CHF 1,070 million recorded in 2006. Net charges to other business units continued to rise to CHF 674 million in 2007 from CHF 642 million in 2006 because of higher consumption of services in other business units. Depreciation in 2007 decreased to CHF 67 million from CHF 74 million in 2006.

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
The return on allocated regulatory capital was 26.6% for 2006, down 0.3 percentage points from 26.9% in 2005.

Results

Pre-tax profit in 2006 was CHF 2,281 million, CHF 17 million or 1% below the result achieved in 2005. In 2006, non-interest income rose due to higher asset-based and brokerage fees. Credit loss recovery was CHF 109 million compared to CHF 231 million in the year before. While personnel costs were at their lowest levels ever, general and administrative expenses increased, a reflection of the outsourcing of Edelweiss facility management.

Operating income

Total operating income in 2006 was CHF 5,194 million, up slightly from 2005’s level of CHF 5,180 million. Interest income increased by 1% to CHF 3,339 million in 2006 from CHF 3,317 million in 2005. The slight increase reflected the expansion of the loan portfolio of Business Banking Switzerland, as well as higher investment interest rates on its variable rate accounts, offset by lower revenues from its reduced recovery portfolio. Non-interest income increased by CHF 114 million to CHF 1,746 million in 2006, up from CHF 1,632 million in 2005. This reflected a higher asset base as well as valuation gains from equity participations and divestment proceeds. Credit loss recoveries, at CHF 109 million in 2006, decreased from recoveries of CHF 231 million in 2005.

Operating expenses

Operating expenses in 2006 were CHF 2,913 million, up 1% from CHF 2,882 million in 2005. Personnel expenses, at CHF 2,411 million, were down 2% from CHF 2,450 million in 2005 due to lower salary costs, a reflection of the outsourcing of Edelweiss, partly offset by higher share-based expenses. General and administrative expenses, at CHF 1,070 million in 2006, rose and were 8% higher than the CHF 994 million recorded in 2005, mainly due to the outsourcing of Edelweiss facility management at the end of 2005. Net charges to other business units continued to rise to CHF 642 million in 2006 from CHF 634 million in 2005 because of lower charges-in for IT services. Depreciation in 2006 slightly increased to CHF 74 million from CHF 72 million in 2005 due to higher expenses for information technology equipment.

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

Wholesale intermediary: financial intermediaries including Global Wealth Management & Business Banking and third-parties

–	Broad range of investment capabilities and services:

–	Traditional, alternative, real estate and infrastructure investment solutions

–	Over 500 investment funds, exchange-traded funds and others, plus service platform for hedge funds and other investment funds

Performance in 2007

–	Pre-tax profit of CHF 1,454 million, up 10% from a year earlier despite closure costs of CHF 212 million from Dillon Read Capital Management. Performance was positively impacted by increased performance and management fees in all business areas coupled with the inclusion of acquisitions in Brazil and Korea

–	Total net new money outflow of almost CHF 16 billion due to outflows in primarily equity mandates in the institutional business, while the wholesale business had small net new money inflows

–	Past weak investment performance in some capabilities, notably core / value equities and fixed income, are at the root of this development, alongside the generally unsettled market environment. Over the last year, UBS has taken steps to address these issues by reorganizing its equities business. In addition, UBS has made changes to the management in these areas, focused on recruiting high performing candidates and added new investment capabilities

Business group reporting

	As of or for the year ended
CHF million, except where indicated	31.12.07	31.12.06

Institutional fees	2,370	1,803

Wholesale intermediary fees	1,724	1,417

Total operating income	4,094	3,220

Total operating expenses	2,640	1,900

Business group performance before tax	1,454	1,320

Additional information

Invested assets (CHF billion)	891	866

Net new money (CHF billion)	(15.7)	37.2

Personnel (full-time equivalents)	3,625	3,436

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

117

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
In December 2006, UBS completed its acquisition of Banco Pactual. The acquisition is a key element in UBS’s growth strategy to expand in emerging markets. The renamed UBS Pactual Asset Management is currently the fourth largest asset manager in Brazil, with invested assets of approximately CHF 40 billion on 31 December 2007.
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
In alternative and quantitative investments, absolute and risk adjusted performance in 2007 was strongly positive despite market turmoil in the latter half of the year. Most of the O’Connor hedge fund strategies produced strong positive performance, with attractive volatility, correlation and liquidity attributes. On the multi-manager side, Global Asset Management’s core, broad-based multi-manager funds also generated positive returns for the year despite mixed performance in the third quarter.
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

Business performance

Business group reporting
	As of or for the year ended				% change from

CHF million, except where indicated	31.12.07		31.12.06	31.12.05	31.12.06

Institutional fees	2,370		1,803	1,330	31

Wholesale Intermediary fees	1,724		1,417	1,157	22

Total operating income	4,094		3,220	2,487	27

Cash components	1,632		1,305	899	25

Share-based components [1]	224		270	141	(17)

Total personnel expenses	1,856		1,575	1,040	18

General and administrative expenses	559		399	304	40

Services (to) / from other business units	153		(105)	116

Depreciation of property and equipment	53		27	21	96

Amortization of intangible assets	19		4	1	375

Total operating expenses	2,640	[2]	1,900	1,482	39

Business group performance before tax	1,454		1,320	1,005	10

Key performance indicators

Cost / income ratio (%) [3]	64.5		59.0	59.6

Institutional

Invested assets (CHF billion)	522		519	441	1

of which: money market funds	32		28	16	14

Net new money (CHF billion) [4]	(16.3)		29.8	21.3

of which: money market funds	6.7		11.0	(3.0)

Gross margin on invested assets (bps) [5]	44		38	34	16

1  Additionally includes related social security contributions and expenses related to alternative investment awards.    2  Includes CHF 212 million related to the closure of Dillon Read Capital Management.   3  Operating expenses / operating income.   4  Excludes interest and dividend income.   5  Operating income / average invested assets.

Business group reporting (continued)
	As of or for the year ended			% change from

CHF million, except where indicated	31.12.07	31.12.06	31.12.05	31.12.06

Wholesale Intermediary

Invested assets (CHF billion)	369	347	324	6

of which: money market funds	70	59	62	19

Net new money (CHF billion) [1]	0.6	7.4	28.2

of which: money market funds	4.8	(2.5)	(9.7)

Gross margin on invested assets (bps) [2]	47	43	40	9

Capital return and BIS data

Return on allocated regulatory capital (%) [3]	67.1	80.4	66.5

BIS risk-weighted assets	3,784	2,723	1,570	39

Goodwill and excess intangible assets [4]	2,058	1,677	1,438	23

Allocated regulatory capital [5]	2,436	1,949	1,595	25

Additional information

Invested assets (CHF billion)	891	866	765	3

Net new money (CHF billion) [1]	(15.7)	37.2	49.5

Personnel (full-time equivalents)	3,625	3,436	2,861	6

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

2007

Key performance indicators

For 2007, the cost / income ratio was 64.5%, an increase of 5.5 percentage points from 2006, primarily due to the CHF 212 million charge related to the closure of Dillon Read Capital Management (DRCM) in second quarter 2007.

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

Results

Pre-tax profit in 2007 was CHF 1,454 million, up from CHF 1,320 million a year earlier. The increase was despite the closure costs of CHF 212 million from DRCM in second quarter. This charge partially offset the positive impact of increased performance and management fees in all business areas coupled with the inclusion of acquisitions in Brazil and Korea.

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

Operating expenses

In 2007, operating expenses increased by 39% to CHF 2,640 million from CHF 1,900 million in 2006, reflecting DRCM related closure expenses and increased staff levels. Personnel expenses were CHF 1,856 million in 2007, 18% above 2006. Personnel expenses were up compared with 2006, reflecting the closure of DRCM, higher staff levels as well as the inclusion of the Brazilian and Korean asset management business. General and administrative expenses increased by 40% to CHF 559 million in 2007 from CHF 399 million in 2006. In addition to the DRCM closure expenses, general and administrative expenses increased due to higher technology related expenditure and the full-year impact of the inclusion of the Brazilian asset management business. Net charge-ins from other business units were CHF 153 million compared with the net charge-outs to other business units of CHF 105 million a year earlier, primarily due to DRCM. Over the same period, depreciation increased by 96% to CHF 53 million, as a result of the DRCM closure.

2006

Key performance indicators

For 2006, the cost / income ratio was 59.0%, a decrease of 0.6 percentage points from 2005. A result of improved operating income, this change represented higher management fees across all businesses, combined with significantly higher performance fees in alternative and quantitative investments. This was partly offset by increased operating expenses from increased staff levels and higher variable personnel expenses.

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

Results

Pre-tax profit in 2006 was CHF 1,320 million, up from CHF 1,005 million a year earlier. This increase reflected higher management fees in all businesses and alternative and quantitative investment performance fees. The result was partly offset by higher operating expenses, which reflected increased staffing, performance-related compensation and investments in strategic initiatives and information technology infrastructure projects.

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

Operating expenses

In 2006, operating expenses increased to CHF 1,900 million from CHF 1,482 million in 2005, due to higher staff levels and performance-related compensation. Personnel expenses were CHF 1,575 million in 2006, 51% above 2005, mainly due to the inclusion of DRCM. General and administrative expenses increased by 31% to CHF 399 million in 2006 from CHF 304 million in 2005 mainly due to investments in strategic initiatives. Other business units were charged CHF 105 million compared with the net charges from other business units of CHF 116 million a year earlier. Over the same period, depreciation increased by CHF 6 million to CHF 27 million. Amortization of intangible assets slightly increased to CHF 4 million in 2006.

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

Performance in 2007

–	Pre-tax loss of CHF 16,669 million (profit of CHF 5,568 million in 2006), due to losses in FICC on sizeable positions related to the US mortgage market

–	Performance in other areas was strong:
Record equities revenues, up 13% from 2006, and retained market leadership in secondary equities trading
Record investment banking revenues, up 39% from 2006, with market share gains exceeding growth of global fee pool

Recent developments

Repositioning of FICC to:
–	strengthen client-facing businesses
–	improve cooperation with other parts of UBS
–	strengthen risk discipline
–	create a workout group for mortgage-backed securities and collateralized debt obligation portfolios, including the positions that caused the 2007 losses

Business group reporting

	As of or for the year ended
CHF million, except where indicated	31.12.07	31.12.06

Equities	10,603	9,397

Fixed income, currencies and commodities (FICC)	(15,681)	9,056

Investment banking	4,540	3,273

Credit loss (expense) / recovery	(266)	47

Total operating income	(804)	21,773

Total operating expenses	15,865	16,205

Business group performance before tax	(16,669)	5,568

Personnel (full-time equivalents)	21,932	21,899

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
A number of steps have been taken to expand in areas where identified market opportunities exist. One area of focus that has seen a significant return on investment is the BRIC countries (Brazil, Russia, India and China). The investment banking department is a major player in these markets, ranking first on a fee basis for the overall BRIC market and in the top-ten for each country, according to Dealogic. The integration of Banco Pactual successfully broadened the business’s reach into Latin America and the investment in Beijing Securities (subsequently UBS Securities) resulted in UBS being one of the first foreign banks with a platform to issue China A shares, further strengthening its position in China. Investment continues in India and Russia, where recent structural changes will allow the investment banking department to enhance its presence in the market.

132

UBS gross capital market and corporate finance fees

CHF million	2007	2006	2005

M&A and corporate finance fees	2,768	1,852	1,460

Equity underwriting fees	2,564	1,834	1,341

Debt underwriting fees and fees on Global Syndicated Finance positions	1,712	1,704	1,516

debt underwriting fees	1,178	1,279	1,264

fees on Global Syndicated Finance positions [1]	534	425	252

Other capital market revenues [2]	702	594	436

Gross capital market and corporate finance fees	7,746	5,984	4,753

Capital market fees booked outside investment banking [3]	1,006	856	943

Amount shared with equities and fixed income, currencies and commodities	2,049	1,689	1,182

Financing, hedging and risk adjustment costs	151	166	122

Net investment banking area revenues	4,540	3,273	2,506

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

To better service clients, a number of initiatives are being initiated to enable the Investment Bank to leverage its product strengths and improve alignment across the whole of UBS. These include the combination of the equity and debt capital markets businesses, the creation of an integrated structured products team for the wealth management business, the integration of UBS’s industry leading research capabilities, the alignment of the investment banking department and FICC coverage for financial institutions, and the creation of an integrated electronic execution platform for the securities businesses. These key initiatives will enable provision of comprehensive advice and innovative solutions across asset classes for clients.
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

Business performance

Business group reporting

	For the year ended			% change from
CHF million, except where indicated	31.12.07	31.12.06	31.12.05	31.12.06

Equities	10,603	9,397	6,980	13

Fixed income, currencies and commodities	(15,681)	9,056	7,962

Investment banking	4,540	3,273	2,506	39

Income	(538)	21,726	17,448

Credit loss (expense) / recovery [1]	(266)	47	152

Total operating income	(804)	21,773	17,600

Cash components	8,930	9,816	8,080	(9)

Share-based components [2]	2,384	1,898	1,716	26

Total personnel expenses	11,314	11,714	9,796	(3)

General and administrative expenses	3,423	3,260	2,215	5

Services (to) / from other business units	746	956	640	(22)

Depreciation of property and equipment	210	203	136	3

Amortization of intangible assets	172	72	53	139

Total operating expenses	15,865	16,205	12,840	(2)

Business group performance before tax	(16,669)	5,568	4,760

Key performance indicators

Compensation ratio (%) [3]	N/A [4]	53.9	56.1

Cost / income ratio (%) [5]	N/A [4]	74.6	73.6

Impaired lending portfolio as a % of total lending portfolio, gross	0.4	0.1	0.2

Average VaR (10-day, 99% confidence, 5 years of historical data)	537	420	346	28

Capital return and BIS data

Return on allocated regulatory capital (%) [6]	(67.6)	27.6	26.3

BIS risk-weighted assets	190,763	174,599	151,313	9

Goodwill and excess intangible assets [7]	5,300	5,465	4,309	(3)

Allocated regulatory capital [8]	24,376	22,925	19,440	6

Additional information

Personnel (full-time equivalents)	21,932	21,899	18,174	0

1 In line with financial accounting.     2 Additionally includes related social security contributions and expenses related to alternative investment awards.     3 Personnel expenses / income.     4 Both the cost / income and the compensation ratios are not meaningful due to losses recorded in the Investment Bank.     5 Operating expenses / income.     6 Business group performance before tax / average allocated regulatory capital.     7 Goodwill and intangible assets in excess of 4% of BIS Tier 1 capital.     8 10% of BIS risk-weighted assets plus goodwill and excess intangible assets.

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

135

2007

Key performance indicators

Neither the cost / income ratio nor the compensation ratio are meaningful in 2007 due to the negative total operating income relating to the US sub-prime crisis. In 2006, the cost / income ratio was 74.6% and the full-year compensation ratio 53.9%.

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

The return on allocated regulatory capital was negative 67.6%, a reflection of the losses mentioned previously. The extreme market volatility since the start of third quarter 2007, which pushed up 10-day 99% VaR, has increased market risk regulatory capital requirements. Continuous high volatility, especially in credit markets, resulted in an increase in risk-weighted assets on derivative products.

Results

In 2007 the Investment Bank recorded a pre-tax loss of CHF 16,669 million compared with a profit of CHF 5,568 million in 2006, primarily due to the losses totaling approximately USD 18.7 billion (CHF 21.3 billion) recorded on positions related to the US residential sub-prime and Alt-A real estate market which more than offset the solid performance in other areas.

è	For more details on these losses, please see Note 3 in Financial Statements 2007

For full-year 2007, equities posted record results with very strong cash commissions, derivatives and prime services revenues. The investment banking department also had a record year in 2007, with all geographical regions showing double-digit growth. Operating expenses for the Investment Bank decreased from 2006, mainly reflecting lower performance-related bonus accruals. This was partially offset by higher salary and general and administrative costs, driven by increased average staff levels over the year.

Operating income
Total operating income in 2007 was negative CHF 804 million, down from CHF 21,773 million a year earlier.

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
These negative effects were only partially offset by positive results in certain areas. The emerging markets business result was up as full-year revenues from Banco Pactual were included. Positive results were also driven by the demutualization and mark-to-market gains on the stake in the Brazil Mercantile & Futures Exchange. The underlying foreign exchange spot business saw strong increase due to higher volumes. The foreign exchange distribution business also posted very good results, stemming from all geographical regions. The Rates business was up, driven by higher results in European derivatives. FICC income was further helped by gains of CHF 397 million on credit default swaps hedging loan exposures, compared with a loss of CHF 245 million the previous year.
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

Operating expenses
Operating expenses declined by CHF 340 million to CHF 15,865 million in 2007, a 2% decrease from CHF 16,205 million the previous year.

Personnel expenses, at CHF 11,314 million in 2007, decreased 3% from a year earlier, reflecting lower accruals of performance-related compensation. This was partially offset by higher salary costs due to organic growth and the acquisition of Banco Pactual and ABN AMRO’s futures and options business. In addition, severance payments were made for redundancies towards the end of the year.
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
The amortization of intangible assets, at CHF 172 million in 2007, was up 139% from CHF 72 million a year earlier due to the two acquisitions – Banco Pactual and ABN AMRO’s futures and options business.

2006

Key performance indicators

The cost / income ratio rose to 74.6% in 2006 from 73.6% in 2005. The increase in performance-related personnel expenses and higher general and administrative expenses was only partly offset by revenue growth in all three Investment Bank business units.

The full-year compensation ratio, at 53.9%, fell 2.2 percentage points between 2005 and 2006. Higher revenues more than offset higher performance-related compensation and increased staff levels.
Average Value at Risk (VaR – 10-day, 99% confidence, 5 years of historical data) increased to CHF 420 million, up from CHF 346 million in 2005. Year-end VaR was also higher at CHF 473 million, up from CHF 355 million in 2005, following the integration of Banco Pactual from 1 December 2006.
The total gross lending portfolio at the Investment Bank was CHF 134 billion on 31 December 2006 compared with CHF 97 billion on 31 December 2005, reflecting expansion of the prime brokerage and exchange traded derivatives businesses. The gross impaired lending portfolio to total gross lending portfolio ratio fell to 0.1% from 0.2% in the same period.
The return on allocated regulatory capital was 27.6% in 2006, up from 26.3% a year earlier, reflecting the increase in profit. Risk-weighted assets grew, mainly driven by higher credit exposures from over-the-counter (OTC) derivatives, collateral trading and the leveraged finance portfolio. Goodwill and excess intangible assets rose compared with 2006 due to the acquisitions of Banco Pactual and ABN AMRO’s futures and options business.

Results

Pre-tax profit in 2006 was CHF 5,568 million, up 17% from 2005. This result was driven by strong revenues in equities (up 35%) and in the investment banking department (up 31%), which saw strong performances across all regions. The increase in FICC (up 14%) reflected progress in the plan to expand global syndicated finance, asset-backed securities, structured credit and the commodities businesses, as well as strong revenues in foreign exchange and cash and collateral trading. DRCM’s business activities managed on behalf of the Investment Bank achieved revenues at a level consistent with 2005. Investments were also made in information technology infrastructure and more professional fees were incurred.

Operating income
Total operating income in 2006 was CHF 21,773 million, up 24% from CHF 17,600 million a year earlier.

Equities business unit revenues, at CHF 9,397 million in 2006, were up 35% from CHF 6,980 million in 2005. Overall, cash equity revenues were higher, with results benefiting from positive market conditions. Increased cash commissions were partially offset by greater facilitation costs from clients. Revenues in the derivatives business increased globally while equity capital markets revenues rose with increased capital raising activities. Prime brokerage services continued to grow as client numbers and balances increased. Exchange-traded derivatives revenues rose, boosted by the impact of the acquisition of ABN AMRO’s global futures and options business. Proprietary, as well as the equity-linked businesses, also contributed to higher returns.
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

Operating expenses
Operating expenses rose by CHF 3,365 million to CHF 16,205 million in 2006, a 26% increase from CHF 12,840 million in 2005.

Personnel expenses, at CHF 11,714 million in 2006, increased 20% from 2005, reflecting an increase in the bonus accrual and additional salaries due to higher staff levels. Share-based compensation rose 11% from prior year as a result of higher share awards in 2006, and the increased fair value of options granted in 2006 – driven by the rise in UBS’s share price.
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
Charges from other business units increased to CHF 956 million in 2006 from CHF 640 million in 2005. The rise reflects the charges by Global Asset Management for managing the Investment Bank’s funds invested in DRCM, as well as higher charges from the infrastructure technology unit as a result of the increased levels of staff.

Depreciation rose by 49% to CHF 203 million in 2006 from CHF 136 million in 2005 due to higher IT write-offs, office expansion and renewal costs.
The amortization of intangible assets, at CHF 72 million in 2006, was up 36% from CHF 53 million a year earlier due to the two acquisitions – Banco Pactual and ABN AMRO’s futures and options business.

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

Financial results

Business group reporting

	As of or for the year ended				% change from
CHF million, except where indicated	31.12.07		31.12.06	31.12.05	31.12.06

Total operating income	2,873	[1]	294	455	877

Cash components	1,215		1,134	1,060	7

Share-based components [3]	119		139	135	(15)

Total personnel expenses	1,334		1,273	1,195	5

General and administrative expenses	1,298		1,242	1,084	5

Services (to) / from other business units	(2,194)		(1,978)	(1,730)	(11)

Depreciation of property and equipment	739		783	857	(6)

Amortization of intangible assets	0		9	17	(100)

Total operating expenses [4]	1,177		1,329	1,423	(11)

Business group performance from continuing operations before tax	1,696		(1,035)	(968)

Business group performance from discontinued operations before tax	7		4	4,578

Business group performance before tax	1,703		(1,031)	3,610

Additional information

BIS risk-weighted assets	7,984		8,969	8,143	(11)

Personnel (full-time equivalents)	6,913		4,771	3,922	45

Personnel excluding information technology infrastructure (ITI) (full-time equivalents)	2,570		1,716	1,370	50

Personnel for ITI (full-time equivalents)	4,343		3,055	2,552	42

1 Includes pre-tax gain of CHF 1,950 million related to the sale of 20.7% stake in Julius Baer.     2 Additionally includes related social security contributions and expenses related to alternative investment awards.     3 Includes expenses for the Chairman’s office (comprising the Company Secretary, Board of Directors and Group Internal Audit).

2007

Results

Corporate Center recorded a pre-tax profit from continuing operations of CHF 1,696 million in full-year 2007. This improvement, up from a loss of CHF 1,035 million in 2006, was mainly related to the CHF 1,950 million gained from the sale of a 20.7% stake in Julius Baer. In addition, positive cash flow hedges and higher income from the investment of equity also assisted the 2007 result.

Operating income
Total operating income increased to CHF 2,873 million in 2007 from CHF 294 million in 2006. This mainly reflects gains from the sale of UBS’s 20.7% stake in Julius Baer, positive impacts from cash flow hedges and higher proceeds from the investment of equity.

Operating expenses
Total operating expenses were CHF 1,177 million in 2007, down CHF 152 million from CHF 1,329 million in 2006. At CHF 1,334 million in 2007, personnel expenses were up 5% from CHF 1,273 million in 2006, mainly reflecting the higher personnel numbers in information technology infrastructure (ITI), driven by higher business demand. In the same period, general and administrative expenses increased 5% to CHF 1,298 million from CHF 1,242 million. This is mainly related to higher ITI expenses in support of higher staff levels in the business groups. Operating Corporate Center also booked higher expenses in all areas. This was partially offset by lower provisions (2006 included a small portion of the provision for sub-leasing office space in the US) and advertising expenditures. Other businesses were charged CHF 2,194 million compared to CHF 1,978 million, reflecting the business driven cost increases of ITI and the India Service Centre. Depreciation of property and equipment decreased to CHF 739 million by CHF 44 million, or 6%, as several software components came to the end of their depreciation cycle. Amortization of intangible assets was CHF 0 million in 2007, CHF 9 million below the level a year earlier.

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

2006

Results

Corporate Center recorded a pre-tax loss from continuing operations of CHF 1,035 million in full-year 2006, compared with a loss of CHF 968 million in 2005. The increased loss was mainly driven by a CHF 161 million decline in operating income.

Operating income
Total operating income decreased to CHF 294 million in 2006 from CHF 455 million in 2005.

Income decreased by CHF 161 million to CHF 294 million in 2006 compared to CHF 455 million in 2005, mainly due to lower real estate gains and losses related to cash flow hedging (that were gains in 2005). This was slightly offset by gains from foreign exchange options in 2006.

Operating expenses
Total operating expenses were CHF 1,329 million in 2006, down CHF 94 million from CHF 1,423 million in 2005. At CHF 1,273 million in 2006, personnel expenses were up 7% from CHF 1,195 million in 2005, mainly a reflection of higher personnel numbers in ITI driven by higher business demand and the hiring of people to address the growing complexity of regulatory requirements. In the same period, general and administrative expenses increased 15% to CHF 1,242 million from CHF 1,084 million. In ITI, expenses for rent and maintenance of IT equipment, occupancy and communications increased with higher staff levels. Costs also increased as a small portion of the provision for sub-leasing office space in the US was booked in Corporate Center. Other businesses were charged CHF 1,978 million compared to CHF 1,730 million, reflecting the business driven cost increases of ITI. Depreciation of property and equipment decreased to CHF 783 million by CHF 74 million, or 9%, as several software components came to the end of their depreciation cycle. Amortization of intangible assets was CHF 9 million in 2006, CHF 8 million below the 2005 level.

Information technology infrastructure

In 2006, the ITI cost per average number of financial business employees was CHF 28,072, up CHF 1,341 from CHF 26,731 in 2005, reflecting the impact of supporting businesses in their growth plans. This was partially offset by cost savings from centrally managing the ITI.

Industrial Holdings

Income statement

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.07	31.12.06	31.12.05	31.12.06

Continuing operations

Total operating income	689	313	574	120

Personnel expenses	31	46	91	(33)

General and administrative expenses	8	13	21	(38)

Services (to) / from other business units	124	9	14

Depreciation of property and equipment	0	(1)	0	(100)

Amortization of intangible assets	0	0	1

Goods and materials purchased	0	0	0

Total operating expenses	163	67	127	143

Operating profit from continuing operations before tax	526	246	447	114

Tax expense	28	33	167	(15)

Net profit from continuing operations	498	213	280	134

Discontinued operations

Profit from discontinued operations before tax	138	884	534	(84)

Tax expense	0	(11)	95	100

Net profit from discontinued operations	138	895	439	(85)

Net profit	636	1,108	719	(43)

Net profit / (loss) attributable to minority interests	50	104	207	(52)

from continuing operations	50	1	(24)

from discontinued operations	0	103	231	(100)

Net profit attributable to UBS shareholders	586	1,004	512	(42)

from continuing operations	448	212	304	111

from discontinued operations	138	792	208	(83)

Additional information

Private equity [1]

Investments, at cost [2]	92	344	744	(73)

Gains recognized directly in equity	76	517	264	(85)

Portfolio fair value	168	861	1,008	(80)

Cost / income ratio (%) [3]	23.7	21.4	22.1

BIS risk-weighted assets	117	443	2,035	(74)

Personnel (full-time equivalents)	3,843	4,241	21,636	(9)

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

Results presentations
Senior management presents UBS’s results every quarter. These presentations are broadcast live over the internet, and can be downloaded on demand. The most recent result web-casts can be found in the financials section of our Analysts & Investors website.

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

For all global registered share-related queries in the US
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

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

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
learned are embedded in its risk management and control framework

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

US reference-linked note program

Monoline insurers

Auction rate certificates

Leveraged finance deals

Disclosure is detailed on pages 9-13 of this report

  Investment Bank: revenue distribution
    1 Excludes non-trading revenues, such as commissions and fees, and revenues from intraday trading.    2 Includes all revenues from business areas which have trading activities.
  Investment Bank: banking products exposure by UBS internal rating
  Global Wealth Management & Business Banking: banking products, gross by UBS internal rating

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

è The measures UBS is taking in response to the losses incurred in 2007 are described in the sidebar “Enhancements to market risk management and control” on pages 36–37 of this report

“Earnings-at-risk” and “Capital-at-risk"
To complement the day-to-day operating controls, UBS has developed two concepts – “Earnings-at-risk” and “Capital-at-risk” – to assess aggregate risk exposure across risk types and businesses against its financial resources. These measures assess UBS’s ability to absorb the potential loss inherent in its business in the current economic cycle, across all business lines, and from all major sources, including primary risks, operational risks and business risks.

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
Capital-at-risk builds off the Earnings-at-risk concept but assesses the potential for losses to exceed earnings capacity and erode capital. For Capital-at-risk, the analysis of risk exposure is essentially the same as for Earnings-at-risk but measured at two higher confidence levels – the first in relation to UBS’s minimum regulatory capital requirement, and the second in terms of solvency.
The Capital-at-risk measure of aggregate risk exposure is an important consideration in the assessment of capital adequacy.

è	Further details are available in the “Capital management” section of this report

Like Earnings-at-risk, Capital-at-risk relies on the day-to-day risk control measures and will potentially underestimate aggregate exposure if these measures do not fully capture the risks. As the underlying systems are enhanced – a process which is already in hand – the measures of aggregate risk exposure will also improve, and in the meantime supplementary estimates will continue to be incorporated. Furthermore, as a result of the events of 2007, UBS has gained a better understanding of the dynamics of the risk capacity and exposure measures and of the interplay between different measures of capacity – in particular the relationship between risk management, treasury management and capital management measures.

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

è The major losses incurred in 2007 on the positions disclosed below are detailed in Note 3 in Financial Statements 2007

US sub-prime residential mortgage exposure
USD billion	Net exposures as of 31.12.07

Total [1]	27.6

Of which

residential mortgage-backed securities (RMBS)	14.2

super senior RMBS collateralized debt obligations (CDOs)[2]	13.3

warehouse and retained RMBS CDOs	0.1

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

In the tables below, the size of the positions held is expressed as “net exposure”. Net exposures for each instrument class are the sum of the long and short positions where hedge effectiveness is considered to be high. UBS’s net exposures will increase if hedges are considered to have become ineffective. From a risk management perspective, it is necessary to look beyond net exposure and consider important factors such as different vintages, delinquency rates, credit ratings and underlying mortgage pools, as well as differences in attachment points, timing of cash flows, control rights, other basis risks and counterparty risk.

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

US Alt-A residential mortgage exposures
USD billion	Net exposures as of 31.12.07

Total [1]	26.6

Of which

AAA-rated RMBS backed by first lien mortgages	21.2

other	5.4

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

US commercial real estate exposures
USD billion	Net exposures as of 31.12.07

Trading assets [1]	3.6

Real estate loans [2]	4.1

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

US reference-linked notes program exposure

		31.12.07 [1]

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

Exposure to monoline insurers

The vast majority of UBS’s direct exposure to the monoline sector arises from over-the-counter (OTC) derivative contracts – mainly credit default swaps (CDSs). Across all asset classes, the total fair value of CDS protection purchased from monoline insurers on 31 December 2007 was USD 3.6 billion, after credit valuation adjustments of USD 957 million (CHF 1,091 million) in 2007, all of which were taken in fourth quarter. Of these totals, USD 2.9 billion represents CDSs bought as protection for portfolios of US RMBS CDO, after credit valuation adjustments of USD 871 million (CHF 993 million) in fourth quarter.

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

In fourth quarter 2007, UBS took credit valuation adjustments of USD 588 million (CHF 670 million) on CDSs on US RMBS CDOs purchased from a monoline insurer whose credit rating was downgraded to “non-investment grade”. These valuation adjustments reflect the degree to which UBS considers its claims against this monoline counterparty to be impaired. For risk management purposes, the underlying US RMBS CDOs are treated as unhedged on 31 December 2007 and are included in the super senior RMBS CDO exposure in the table on page 9.

In its trading portfolio, UBS also has indirect exposure to monoline insurers through “monoline wrapped” securities issued by US states and municipalities, student loan programs and other asset-backed securities totaling approximately USD 11 billion on 31 December 2007 (approximately USD 8 billion on 31 December 2006).

Exposure [1] to monoline insurers, by rating

	31.12.07
					Fair value of		Fair value of CDSs
					CDSs[5] prior to		after credit
			Fair value of		credit valuation	Credit valuation	valuation
	Notional amount		underlying		adjustment Column	adjustment in	adjustment Column
USD billion Credit protection bought from monoline insurers rated [2]	[3]Column 1		CDOs[4]Column 2		3 (=1–2)	2007 Column 4	5 (=3–4)

A or higher

on US sub-prime residential mortgage-backed securities (RMBS) CDOs high grade	7.1		4.7		2.4	0.2	2.2

on US sub-prime RMBS CDOs mezzanine	1.1		0.6		0.5	0.0	0.5

on other US RMBS CDO	1.0		0.8		0.2	0.0	0.2

Total	9.2		6.1		3.1	0.2	2.9

Non-investment grade or unrated

on US sub-prime RMBS CDOs high grade	0.0		0.0		0.0	0.0	0.0

on US sub-prime RMBS CDOs mezzanine	1.6		1.1	[6]	0.5	0.4	0.1

on other US RMBS CDO	0.8		0.6	[6]	0.2	0.2	0.0

Total	2.4		1.7	[6]	0.7	0.6	0.1

Credit protection on US RMBS CDO	11.6	[7]	7.8		3.8	0.8	3.0	[7]

Credit protection on other than US RMBS CDOs	12.6	[7]	11.9		0.7	0.1	0.6	[7]

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

Exposure to auction rate certificates

Auction rate certificates (ARCs) are long-term securities structured to allow frequent resetting of their coupon and, at the same time, the possibility for holders to redeem their investment, giving ARCs some of the characteristics of a short-term instrument. They are typically issued by US states, student loan programs, municipalities and related agencies and authorities, and may be wrapped by mono-line insurers. An auction takes place at the beginning of each interest reset period to determine the coupon for that period.

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

Exposure to leveraged finance deals

UBS has leveraged finance commitments entered into both before and after the market dislocation in July 2007. Trans-actions since this dislocation typically have pricing terms and covenant and credit protection that are more favorable to underwriters and investors than those entered into in the first half of 2007. On 31 December 2007, commitments entered into by UBS before the dislocation (“old deals”) amounted to USD 5.6 billion while those entered into subsequent to the dislocation (“new deals”) totaled USD 5.8 billion.

Leveraged finance commitments

USD billion	As of 31.12.07[1]

Total	11.4

Of which old deals	5.6

funded	3.2

Of which new deals	5.8

funded	4.2

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

Limits are applied in a variety of forms to portfolios or sectors, where necessary, to restrict risk concentrations or areas of higher risk, or to control the rate of portfolio growth. In particular for higher risk engagements, such as the Investment Bank’s leveraged lending portfolio, the impact of variations in default rates and asset values is assessed using stress scenarios, taking into account risk concentrations. Stress loss limits are applied to portfolios where considered necessary, including limits on exposures to all but the best-rated countries.

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

OTC derivatives business is conducted almost without exception under bilateral master agreements, which generally allow for the close out and netting of all transactions in the event of default by the other party. UBS has also entered into two-way collateral agreements with market participants, under which either party can be required to provide collateral in the form of cash or marketable securities when exposure exceeds a pre-defined level. The OTC derivatives business with lower-rated counterparties is generally conducted under one-way collateral agreements where the counterparty provides collateral to UBS. Under these agreements, only cash or very liquid collateral is accepted. UBS has standards for netting and collateral agreements, including assurance that contracts are legally enforceable in insolvency in the relevant jurisdictions.

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

Credit risk parameters Three parameters are used to measure and control individual counterparty credit risk:
–	the “probability of default”, which is an estimate of the likelihood of the client or counterparty defaulting on its contractual obligations. This probability is assessed using rating tools tailored to the various categories of counterparties. They are also calibrated to the UBS 15-class Masterscale, in order to ensure consistency in the quantification of default probabilities across all counterparties. Besides their use for credit risk measurement, ratings are an important element in setting credit risk authorities;
–	the likely recovery ratio on the defaulted claims, which is a function of the type of counterparty and any credit mitigation or support (such as security or guarantee), from which the “loss given default” is determined;
–	the current exposure to the counterparty and its possible future development, from which potential “exposure at default” is derived. For traded products such as OTC derivatives, the exposure at default is not a definitive number – it must be derived by modeling the range of possible outcomes. In measuring individual counterparty exposure against credit limits, UBS considers the “maximum likely exposure” measured to a high confidence level over the full life of all outstanding obligations, whereas in aggregating exposures to different counterparties for portfolio risk measurement, the expected exposure to each counterparty at a given time horizon (usually one year) generated by the same model is used.
These parameters are the basis for most internal measures of credit risk. They are also key inputs to the regulatory capital calculation under the Advanced Internal Rating Based approach of the new Basel Capital Accord (Basel II), which UBS has adopted from 1 January 2008, when the Accord came into force.

è For a more detailed description of the three credit risk parameters discussed above, please refer to “Rating system design and estimation of credit risk parameters” on pages 30-31 of this report

Expected loss
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

Expected loss is the foundation of credit risk quantification in all portfolios and is an input to the valuation or pricing of some products. Expected loss is also the starting point for the measurement of portfolio statistical loss and stress loss.

è For more information on credit loss expenses, please refer to page 30 of this report and Note 2a in Financial Statements 2007

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

è “Earnings-at-risk” and “Capital-at-risk” are described in the “Risk management and control” section of this report

Stress loss
Stress loss is a scenario-based measure which complements the statistical model. It is used to assess potential loss in various extreme but plausible scenarios in which it is assumed that one or more of the three key credit risk parameters deteriorates substantially according to a pattern that is typical for the chosen scenario. Stress tests are run regularly, and on an ad hoc basis as necessary, in order to identify adverse portfolio situations, particularly risk concentrations. All scenario results are monitored, and for certain portfolios and segments, stress loss is subject to limits.

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

In general, none of the exposures in the table reflects the benefit of security held or other risk mitigation employed, such as hedging and risk transfers. The main differences between the internal and IFRS views of gross credit exposure are:

–	within banking products, cash collateral posted by UBS against negative replacement values on derivatives and other positions is not considered to be credit exposure but, rather, is reflected in the assessment of counterparty risk on the underlying positions. On the other hand, in its internal risk control view UBS considers certain financing which is conducted, for legal reasons, under repurchase- / reverse repurchase-like agreements, and shown as such under IFRS, to be loans;
–	the derivatives exposure shown under IFRS is the sum of all positive replacement values, offset by negative replacement values with the same counterparty only if the cash flows are intended to be settled on a net basis. Internally, UBS nets positive and negative replacement values with the same counterparty where the business is conducted under a bilateral master agreement which allows for close-out and netting of all transactions in the event of default by either party, and such agreements are judged to be legally enforceable in insolvency; and
–	under IFRS, securities lending / borrowing and repurchase / reverse repurchase transactions are shown on the balance sheet as UBS’s full claim on the counterparty without recognizing the counterclaim which the counterparty has for return of cash or securities on the same transactions. By contrast, for internal risk control purposes, the claims on and counterclaims from each counterparty are considered on each transaction on a net basis, and further netted across transactions where such netting is considered to be legally enforceable in insolvency.

Note that under US Generally Accepted Accounting Principles (GAAP) a greater degree of netting is permitted than under IFRS for OTC derivatives replacement values and for securities lending / borrowing and repurchase / reverse repurchase transactions. UBS’s balance sheet figures for these types of transactions are not directly comparable to those of firms which report under US GAAP.

As explained in the Credit risk measurement section, UBS also measures, and generally applies limits to, credit exposure to individual counterparties and counterparty groups and measures risk across counterparties at various portfolio and sub-portfolio levels. In these calculations UBS also considers the potential development of replacement values of traded products over time as market risk factors change, interim payments are made and transactions mature, all of which can significantly alter the risk exposure profile over time. These potential developments are not reflected in the tables below, which reflect only the current exposures.

The credit risk exposure reported in the table below also excludes UBS’s participation in the deposit insurance guarantee scheme under Swiss Banking Law, according to which Swiss banks and securities dealers are required to jointly guarantee an amount of up to CHF 4 billion for privileged client deposits in the event that another Swiss bank or securities dealer becomes insolvent. For the period 1 July 2007 to 30 June 2008, the Swiss Federal Banking Commission (SFBC) has established UBS’s share in the deposit insurance as CHF 846 million.

Exposure to credit risk
	31.12.2007					31.12.2006

				Valuation and
	IFRS[1] reported	Adjustments: balance sheet to		other		IFRS[1] reported
	values [2]	regulatory capital view		adjustments		values [2]

	Maximum	Consolidation				Maximum
	exposure to	scope	Capital view		Gross credit	exposure to	Gross credit
CHF million	credit risk	adjustment	adjustments		exposure [3]	credit risk	exposure [3]

Cash and balances with central banks	18,793	(1)	0	(2,358)	16,434	3,495	1,311

Due from banks	60,907	(293)	(1,928)	(32,383)	26,303	50,426	25,810

Loans	335,864	(136)	(3,910)	(50,984)	280,834	297,842	274,830

Financial assets designated at fair value	4,116	0	0	50	4,166	2,252	2,348

Contingent claims	20,824	0	0	(384)	20,440	17,908	17,654

Undrawn irrevocable credit facilities	83,980	51	846	(3,906)	80,971	97,287	83,428

Banking products	524,484	(379)	(4,992)	(89,965)	429,148	469,210	405,381

Derivatives [4]	428,217	3,171	(39)	(292,371)	138,978	292,975	110,732

Securities lending / borrowing [5]	207,063	0	0	(184,060)	23,003	351,590	37,851

Repurchase / reverse repurchase agreements	376,928	0	0	(372,937)	3,991	405,834	10,019

Traded products	1,012,208	3,171	(39)	(849,368)	165,972	1,050,399	158,602

Total at the end of the year	1,536,692	2,792	(5,031)	(939,333)	595,120	1,519,609	563,983

Less: contra assets allowances, provisions and credit valuation adjustments					(1,978)		(1,477)

Net of impairment losses recognized					593,142		562,506

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

The largest contributor to gross credit exposure at CHF 311 billion is the lending portfolio (Due from banks CHF 26 billion, Loans CHF 281 billion, and Financial assets designated at fair value CHF 4 billion) which represents 52% of total gross credit exposure and 73% of total banking products exposure. Within this lending portfolio, CHF 249 billion (80%) is attributable to Global Wealth Management & Business Banking. Traded products exposure is incurred predominantly by the Investment Bank. The sections below provide further details of products, industry and rating distributions in the business group portfolios.

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

Gross credit exposure by UBS internal ratings
CHF million	Banking products		Traded products		Total exposure

UBS internal rating	31.12.07	31.12.06	31.12.07	31.12.06	31.12.07	31.12.06

0–1	30,540	5,265	42,852	34,148	73,392	39,413

2–3	164,476	135,149	98,454	95,449	262,930	230,598

4–5	113,955	119,926	15,210	19,973	129,165	139,899

6–8	76,601	94,278	7,566	8,084	84,167	102,362

9–12	38,875	44,711	915	760	39,790	45,471

Total 0–12 (net of past due)	424,447	399,329	164,997	158,414	589,444	557,743

Impaired assets	2,433	2,682	975	188	3,408	2,870

Past due but not impaired	2,268	3,370			2,268	3,370

Total	429,148	405,381	165,972	158,602	595,120	563,983

Gross credit exposure by business groups
	Global Wealth Management
	& Business Banking		Investment Bank		Other [1]		UBS [1]

CHF million	31.12.07	31.12.06	31.12.07	31.12.06	31.12.07	31.12.06	31.12.07	31.12.06

Cash and balances with central banks	9,992	900	6,441	410	1	1	16,434	1,311

Due from banks	8,236	6,245	17,532	18,966	535	599	26,303	25,810

Loans	240,643	222,775	39,725	51,951	466	104	280,834	274,830

Financial assets designated at fair value	0	0	4,166	2,348	0	0	4,166	2,348

Contingent claims	15,929	13,138	4,500	4,516	11	0	20,440	17,654

Undrawn irrevocable credit facilities	2,081	2,064	78,890	81,364	0	0	80,971	83,428

Banking products	276,881	245,122	151,254	159,555	1,013	704	429,148	405,381

Derivatives	2,735	1,273	136,149	109,437	94	22	138,978	110,732

Securities lending / borrowing	63	307	22,940	37,544	0	0	23,003	37,851

Repurchase / reverse repurchase agreements	162	234	3,829	9,785	0	0	3,991	10,019

Traded products	2,960	1,814	162,918	156,766	94	22	165,972	158,602

Total credit exposure, gross	279,841	246,936	314,172	316,321	1,107	726	595,120	563,983

Net of impairment losses recognized	278,873	245,705	313,162	316,075	1,107	726	593,142	562,506

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
Global Wealth Management & Business Banking’s gross lending portfolio (Due from banks and Loans) on 31 December 2007 amounted to CHF 249 billion, of which CHF 142 billion (57%) was secured by real estate and CHF 78 billion (31%) by marketable securities. The pie chart below shows that exposure to real estate is well diversified with 38% of the gross lending portfolio being secured on single family homes and apartments which, historically, have exhibited a low risk profile. The 11% of exposure secured by residential multi-family homes consists of rented apartment buildings. Loans and other credit engagements with individual clients, excluding mortgages, amounted to CHF 99 billion and are predominantly extended against the pledge of marketable securities. The volume of collateralized lending to private individuals rose by CHF 15 billion or 24% from the previous year. The increasing demand for this product, as in 2006, reflects the continuing low interest rate environment.

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

Global Wealth Management & Business Banking: development of impaired loans portfolio
CHF million, except where indicated	2007	2006	2005	2004

Total lending portfolio, gross, at year-end	248,878	229,021	217,327	180,718

New impaired loans	323	345	532	537

New allowances / provisions	91	128	138	239

New impairments as a % of total lending portfolio, gross	0.13	0.15	0.24	0.30

New allowances / provisions as a % of total lending portfolio, gross	0.04	0.06	0.06	0.13

Global Wealth Management & Business Banking: distribution of banking products exposure across UBS internal rating and loss given default buckets
		Loss given default (LGD) buckets				Weighted average
As of 31.12.07CHF million	Gross exposure	0–25%	26–50%	51–75%	76–100%	LGD (%)

0	1,498	104	1,393	1		33

1	9,741	4	9,696	41		40

2	52,237	48,881	3,110	246		20

3	47,473	40,476	5,083	570	1,344	21

4	25,163	21,643	2,986	534		18

5	58,957	53,665	3,650	1,639	3	17

6	29,307	25,222	3,851	222	12	19

7	19,210	16,599	1,977	613	21	20

8	17,192	11,723	4,502	962	5	24

9	9,019	6,883	840	237	1,059	27

10	2,192	1,805	266	119	2	23

11	1,689	1,468	194	27		22

12	1,349	1,305	29	15		20

Total non-impaired	275,027	229,778	37,577	5,226	2,446	21

Investment grade	195,069	164,773	25,918	3,031	1,347

Sub-investment grade	79,958	65,005	11,659	2,195	1,099

Impaired and defaulted [1]	1,854

Total banking products	276,881	229,778	37,577	5,226	2,446

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

As described under “Risk mitigation” on page 16 of this section, the Investment Bank has engaged in a substantial credit risk hedging program and on 31 December 2007 had a total of CHF 50 billion in credit hedges in place against banking products exposure.

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

Investment Bank: banking products
CHF million	31.12.07				31.12.06

		Sub-	Impaired			Sub-	Impaired
	Investment	investment	and		Investment	investment	and
	grade	grade	defaulted	Total	grade	grade	defaulted	Total

Gross banking products exposure	103,848	46,755	651	151,254	98,801	60,503	251	159,555

Risk transfers [1]	2,901	(2,864)	(37)		2,576	(2,551)	(25)

Less: specific allowances for credit losses and loan loss provisions	0	0	(126)	(126)	0	0	(101)	(101)

Net banking products exposure	106,749	43,891	488	151,128	101,377	57,952	125	159,454

Less: credit protection bought (credit default swaps, credit-linked notes) [2]	(43,012)	(7,391)	(29)	(50,432)	(28,245)	(4,410)	(1)	(32,656)

Net banking products exposure, after application of credit hedges	63,737	36,500	459	100,696	73,132	53,542	124	126,798

Less: temporary exposure	(11,091)	(20,160)	(30)	(31,281)	(6,833)	(21,354)		(28,187)

Net take and hold banking products exposure	52,646	16,340	429	69,415	66,299	32,188	124	98,611

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

Investment Bank: distribution of net take and hold banking products exposure across UBS internal rating and loss given default buckets
		Loss given default (LGD) buckets				Weighted average
As of 31.12.07CHF million	Exposure [1]	0–25%	26–50%	51–75%	76–100%	LGD (%)

0 and 1	9,388	27	8,632	617	112	50

2	19,309	2,396	15,382	534	997	44

3	11,894	384	9,606	919	985	48

4	8,059	588	6,083	968	420	45

5	3,996	1,004	1,686	1,140	166	44

6	1,995	262	1,223	425	85	45

7	2,184	142	1,630	379	33	46

8	2,383	214	1,128	771	270	51

9	3,659	887	2,254	514	4	36

10	2,865	1,173	1,138	457	97	35

11	2,579	1,256	871	380	72	31

12	675	509	117	29	20	20

Total non-impaired	68,986	8,842	49,750	7,133	3,261	43

Investment grade	52,646	4,399	41,389	4,178	2,680	44

Sub-investment grade	16,340	4,443	8,361	2,955	581	39

Impaired and defaulted	429	360	54	15	0	12

Net take and hold exposure	69,415	9,202	49,804	7,148	3,261	43

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

Emerging markets exposure by major geographical area and product type
CHF million	Total		Banking products		Traded products		Financial investments		Tradable assets

As of	31.12.07	31.12.06	31.12.07	31.12.06	31.12.07	31.12.06	31.12.07	31.12.06	31.12.07	31.12.06

Emerging Europe	5,439	4,663	1,590	1,476	1,071	1,110	151	104	2,627	1,973

Emerging Asia	22,039	15,904	5,653	4,266	6,210	3,401	2,123	1,325	8,053	6,912

Emerging America	8,778	7,282	1,486	1,024	2,288	2,267	150	132	4,854	3,859

Middle East / Africa	5,007	2,768	2,414	1,145	1,603	892	0	19	990	712

Total	41,263	30,617	11,143	7,911	11,172	7,670	2,424	1,580	16,524	13,456

Temporary exposures [1]	3,049	2,160

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

UBS has policies and processes to ensure that the carrying values of impaired claims are determined in compliance with IFRS on a consistent and fair basis, especially for those impaired claims for which no market estimate or benchmark for the likely recovery value is available. The credit controls applied to valuation and workout are the same for both amortized cost and fair-valued credit products. Each case is assessed on its merits, and the workout strategy and estimation of cash flows considered recoverable are independently approved by the credit risk control organization.

Portfolios of claims carried at amortized cost with similar credit risk characteristics are also assessed for collective impairment. A portfolio is considered impaired on a collective basis if there is objective evidence to suggest that it contains impaired obligations but the individual impaired items cannot yet be identified.

è     Note: portfolios considered impaired on a collective basis are not included in the totals of impaired loans in the tables on pages 21, 22 and 24 of this report or in Note 9c in Financial Statements 2007

The assessment of collective impairment differs depending on the nature of the underlying obligations. In UBS’s retail businesses, where delayed payments are routinely seen, UBS typically reviews individual positions for impairment only after they have been in arrears for a certain time. To cover the time lag between the occurrence of an impairment event and its identification, collective loan loss allowances are established, based on the expected loss measured for the portfolio over the average period between trigger events and their identification for individual impairments. Collective loan loss allowances of this kind are not required for corporate and investment banking businesses because individual counterparties and exposures are continuously monitored and impairment events are identified at an early stage.

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

Past due but not impaired loans
The table below provides an overview of the aging of past due but not impaired loans. These loans have suffered missed payments but are not considered impaired because UBS expects ultimately to collect all amounts due under the contractual terms of the loans or with equivalent value.

Compared with 31 December 2006, the past due exposure has decreased by CHF 1.1 billion, primarily as a result of improved processes to identify and settle overdue amounts.

Impaired loans, allowances and provisions
The table below shows that allowances and provisions for credit losses decreased by 12.6%, to CHF 1,164 million on 31 December 2007 from CHF 1,332 million on 31 December 2006. Note 9b in Financial Statements 2007 provides further details of the changes in allowances and provisions for credit losses during the year. In accordance with International Accounting Standard (IAS) 39, UBS has assessed its portfolios of claims with similar credit risk characteristics for collective impairment. On 31 December 2007, allowances and provisions for collective impairment amounted to CHF 34 million.

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

Past due but not impaired loans
CHF million	31.12.07	31.12.06

1–10 days	515	942

11–30 days	1,381	410

31–60 days	74	544

61–90 days	36	463

> 90 days	262	1,011

Total	2,268	3,370

Allowances and provisions for credit losses

	Global Wealth Management
CHF million	& Business Banking		Investment Bank [1]		Other [2]		UBS [1]

As of	31.12.07	31.12.06	31.12.07	31.12.06	31.12.07	31.12.06	31.12.07		31.12.06

Due from banks	8,237	6,245	52,164	43,612	507	506	60,908		50,363

Loans	240,641	222,776	95,760	76,188	466	104	336,867		299,068

Total lending portfolio, gross	248,878	229,021	147,924	119,800	973	610	397,775	[3]	349,431	[3]

Allowances for credit losses	(908)	(1,159)	(123)	(97)	0	0	(1,031)		(1,256)

Total lending portfolio, net	247,970	227,862	147,801	119,703	973	610	396,744	[3]	348,175	[3]

Impaired lending portfolio, gross	1,820	2,507	572	121	0	0	2,392		2,628

Estimated liquidation proceeds of collateral for impaired loans	(740)	(1,034)	(364)	(25)	0	0	(1,104)		(1,059)

Impaired lending portfolio, net of collateral	1,080	1,473	208	96	0	0	1,288		1,569

Allocated allowances for impaired lending portfolio	874	1,121	123	97	0	0	997		1,218

Other allowances and provisions	94	110	73	4	0	0	167		114

Total allowances and provisions for credit losses	968	1,231	196	101	0	0	1,164		1,332

Of which collective loan loss provisions and allowances	34	38	0	0	0	0	34		38

Ratios

Allowances and provisions as a % of total lending portfolio, gross	0.4	0.5	0.1	0.1	0.0	0.0	0.3		0.4

Impaired lending portfolio as a % of total lending portfolio, gross	0.7	1.1	0.4	0.1	0.0	0.0	0.6		0.8

Allocated allowances as a % of impaired lending portfolio, gross	48.0	44.7	21.5	80.2	N/A	N/A	41.7		46.3

Allocated allowances as a % of impaired lending portfolio, net of collateral	80.9	76.1	59.1	101.0	N/A	N/A	77.4		77.6

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

Impaired assets by type of financial instrument
			Allocated
		Estimated	allowances,
		liquidation	provisions and
		proceeds of	credit valuation	Net impaired
CHF million	Impaired exposure	collateral	adjustments	exposure

Impaired loans	2,392	(1,104)	(997)	291

Impaired contingent claims	41	0	(33)	8

Defaulted derivatives contracts	905	0	(814)	91

Defaulted securities financing transactions	70	0	(70)	0

Total 31.12.07	3,408	(1,104)	(1,914)	390

Total 31.12.06	2,870	(1,059)	(1,399)	412

Impaired assets by region and time elapsed since impairment [1]
	Time elapsed since impairment

CHF million	0-90 days	91-180 days	181 days-1 year	1 year-3 years	> 3 years	Total

Switzerland	135	41	89	326	1,306	1,897

Europe	33	11	2	22	80	148

North America / Caribbean	1,221	4	17	1	35	1,278

Latin America	12	22	0	14	3	51

Asia Pacific	0	5	0	1	12	18

Middle East / Africa	0	0	0	0	16	16

Total 31.12.07	1,401	83	108	364	1,452	3,408

Allocated allowances, provisions and credit valuation adjustments	(813)	(26)	(40)	(154)	(881)	(1,914)

Carrying value	588	57	68	210	571	1,494

Estimated liquidation proceeds of collateral	(436)	(26)	(55)	(146)	(441)	(1,104)

Net impaired assets	152	31	13	64	130	390

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

External ratings, where available, are used to benchmark UBS’s internal default risk assessment. The ratings of the major rating agencies shown in the table are linked to the internal rating classes based on the long-term average 1-year default rates for each external grade. Observed defaults per agency rating category vary year-on-year, especially over an economic cycle, and therefore UBS does not expect the actual number of defaults in its equivalent rating band in any given period to equal the rating agency average. UBS monitors the long-term average default rates associated with external rating classes. If these long-term averages were observed to have changed in a material and permanent way, their mapping to the Masterscale would be adjusted

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

At the Investment Bank, rating tools are differentiated by broad segments. Current segments include banks, sovereigns, corporates, funds, hedge funds, commercial real estate and a number of more specialized businesses. The design of these tools follows a common approach. The selection and combination of relevant criteria (financial ratios and qualitative factors) is determined through a structured analysis by credit officers with expert knowledge of each segment, supported by statistical modeling techniques where sufficient data is available.

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
For traded products, the estimation of exposure at default is more complex, since the current value of a contract or portfolio of contracts can change significantly over time and may, at the time of a future default, be considerably higher or lower than the current value. For repurchase and reverse repurchase agreements and for securities borrowing and lending transactions, the net amount which could be owed to or by UBS is assessed, taking into account the impact of market moves over the time it would take to close out all trans-actions (“close-out exposure”). Exposure at default on OTC derivative transactions is determined by modeling the potential evolution of the replacement value of the portfolio of trades with each counterparty over the lifetime of all transactions – “potential credit exposure” – taking into account legally enforceable close-out netting agreements where applicable.
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

Market risk

Market risk is the risk of loss from changes in market variables. There are two broad categories of variables – general market risk factors and idiosyncratic components. General market risk factors are variables which are driven by macro-economic, geopolitical and other market-wide considerations, independent of any instrument or single name. They include the level, slope or shape of yield curves (interest rates), the levels of equity market indices and exchange rates, prices of energy, metals and commodities, and the general level of credit spreads – the yield paid by borrowers above that on risk-free securities. Associated volatilities and correlations between risks factors – which may be unobservable or only indirectly observable – are also considered to be general market risk factors. Idiosyncratic components are those that cannot be explained by general market moves – broadly, elements of the prices of debt and equity instruments and derivatives (including derivative securities and basket products) linked to them, that result from factors and events specific to individual names.

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

Trading

Most of UBS’s trading activity is in the Investment Bank. It includes market-making, facilitation of client business and proprietary position taking in the cash and derivative markets for equities, fixed income, interest rates, foreign exchange, energy, metals and commodities.

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

It is the primary responsibility of traders to identify the risks inherent in their activities, including those arising from new businesses and products, and from structured trans-actions. The independent controllers are responsible for ensuring that identified risks are completely and accurately captured in risk measurement systems and appropriately constrained by portfolio and concentration controls. They are also responsible for assessing the reasonableness of reported risk, particularly in relation to the revenues generated on the risk positions – an important step in identifying risks that are not adequately reflected in risk measures.

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

Reporting is an important component of the qualitative framework and UBS therefore has processes requiring regular reporting to senior management in the business groups, the Group Head of Market Risk and Group CRO, and the GEB, Chairman’s Office and Board of Directors (BoD).

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

è For further information, please refer to the “Capital management” section of this report

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

Backtesting

The predictive power of the VaR model is monitored by “backtesting”. Backtesting compares the 1-day VaR calculated on trading portfolios at close of each business day with the actual revenues arising on those positions on the next business day. These revenues (“backtesting revenues”) exclude non-trading components such as commissions and fees, and estimated revenues from intraday trading. If backtesting revenues are negative and exceed the 1-day VaR, a “backtesting exception” is considered to have occurred. If the number of backtesting exceptions in a rolling 12-month period exceeds levels specified by regulators, the “multiplier” by which the market risk regulatory capital requirement is derived from 10-day VaR is increased.

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

è For details of country risk control please refer to pages 25–26 in the “Credit risk” section of this report

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

This form of single name exposure measure is most appropriate to corporate clients, financial institutions and other entities, the value of whose equity and debt instruments is dependent on their own assets, liabilities and capital resources. Asset-backed securities are usually issued through special purpose, bankruptcy remote vehicles and it is more important to aggregate risk in other dimensions than the issuer name, in particular the factors affecting the value of the underlying asset pools. UBS monitored underlying exposures by broad asset category but not to the level of granularity that proved necessary in the case of mortgage-backed securities. It is now enhancing its measures accordingly.

è For further details, please refer to the sidebar “Enhancements to market risk management and control” below

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
è     For further information, please refer to the sidebar “New funding framework” on page 50 of this report

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

Risk control

As explained under “Risk measures”, which starts on page 34 of this section, where values of different instruments are assessed to be driven by the same risk factor, sensitivities in standard risk control measures have typically been expressed net across instruments and positions. If the drivers are not, in fact, the same risk factor but, rather, risk factors which have historically been very closely correlated, this netting will disguise “basis” risk – the risk of divergent movements between risk factors that are not perfectly correlated. A feature of the market dislocation in 2007 was the breakdown of historical correlations within markets, for example delinquency rates on sub-prime mortgages of different vintages. An important enhancement to the market risk control framework is therefore to increase the granularity of risk representation – not just for US residential mortgage related products but more generally – so that basis risks can be appropriately measured and controlled.
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
UBS has, for many years, had a policy covering the pre-approval of structured and complex transactions. This has operated well at the transactional level but needs to be more systematically complemented by an assessment of the cumulative impact of “one-off” transactions with similar characteristics on market risk in the portfolio. Processes have been adjusted so that repeat transactions now trigger a review as a new business initiative, the objective being to identify, at an early stage, any potential build-up of risks that are not appropriately captured by the control framework.
Investment Bank market risk policies are also being revised to emphasize the key characteristics of trading activities, and the criteria for assessing the liquidity of positions.
Market and credit risk control operate on opposite sides of information barriers – market risk officers do not generally have access to non-public information about clients and counterparties unless formally brought “over the wall”. There are, however, areas where the two teams can and do work closely together to provide a comprehensive and consistent view of risks. Areas for further cooperation and integration in organization and processes are being explored to better exploit the complementary skills of the two units.
The planned quantitative improvements and enhancements to processes will be reinforced through education to ensure that the lessons from 2007 are understood by risk managers and risk controllers alike. UBS has a dedicated risk education unit, reporting to the Group CRO, which is developing programs to help strengthen risk culture and risk awareness.

Market risk in 2007

The graphs above illustrate the relative calm of the first half of 2007, and the severe dislocation of markets and extreme volatility of the second half. Markets retreated in response to the first fall in the US sub-prime market, but by the end of first quarter the impact appeared to have been contained. Equities markets resumed their upward trend from late March through to May, but by June inflation fears and renewed concerns about wider contagion from the sub-prime market led to increased volatility. A flight to quality and rapid deleveraging by some market participants followed in third quarter, resulting in intra-market dislocations as participants exited “crowded trades”. Spreads between government yields and bank borrowing rates (“TED spread”) widened dramatically and central banks intervened to counter the general drying up of liquidity. In the US residential mortgage-related markets, credit spreads on the highest rated securities reached unprecedented levels, with associated increases in volatilities. A temporary recovery in September was short-lived – markets fell again in November on further deterioration in US residential mortgage markets, fears of a US recession and uncertainties about the health of the banking sector. Despite a slight recovery in some markets in December many experienced professionals regard trading conditions in fourth quarter as amongst the most difficult for many years.

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

Investment Bank: Value at Risk (10-day, 99% confidence, 5 years of historical data)
	Year ended 31.12.07				Year ended 31.12.06

CHF million	Min.	Max.	Average	31.12.07	Min.	Max.	Average	31.12.06

Risk type

Equities	147	415	210	242	144	360	203	232

Interest rates (including credit spreads)	269	877	475	576	237	607	417	405

Foreign exchange	9	73	28	21	16	65	31	40

Energy, metals and commodities [1]	24	90	51	41	26	102	49	44

Diversification effect	[2]	[2]	(227)	(266)	[2]	[2]	(280)	(248)

Total	291	836	537	614	331	559	420	473

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
VaR for UBS as a whole was dominated by the Investment Bank, with Treasury providing some offset at times.

UBS: Value at Risk (10-day, 99% confidence, 5 years of historical data)
	Year ended 31.12.07				Year ended 31.12.06

CHF million	Min.	Max.	Average	31.12.07	Min.	Max.	Average	31.12.06

Business groups

Investment Bank [1,2]	291	836	537	614	331	559	420	473

Global Asset Management [3]	2	10	4	3	4	16	9	10

Global Wealth Management & Business Banking	2	5	3	3	4	14	10	5

Corporate Center	10	92	25	61	25	69	43	27

Diversification effect	[4]	[4]	(34)	(93)	[4]	[4]	(54)	(52)

Total	288	833	535	588	336	565	429	464

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

UBS: Value at Risk (1-day, 99% confidence, 5 years of historical data)[1]
	Year ended 31.12.07				Year ended 31.12.06

CHF million	Min.	Max.	Average	31.12.07	Min.	Max.	Average	31.12.06

Investment Bank [2]	124	253	164	149	129	230	172	160

UBS	126	254	165	152	131	233	173	162

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
39

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

Other debt investments are predominantly securities issued by sovereigns of the Organization for Economic Co-operation and Development (OECD) and highly rated financial institutions.
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

Capital management

Despite significant writedowns on US mortgage-related exposures, UBS remains one of the best capitalized financial institutions in the world

Risk-weighted assets in 2007
In 2007, capital requirements increased for the Invest- ment Bank, in particular for market risk exposures and derivatives

Eligible capital in 2007
In 2007, UBS’s BIS Tier 1 capital decreased, reflecting the losses sustained, accruals for share-based compensation plans and foreign exchange translation differences

Capital improvement program
Effective by year-end 2007:
–	rededication of 36.4 million shares that had previously been bought back for cancellation
–	replacement of cash dividend for 2007 with stock dividend

Effective in first quarter 2008:
–	issuance of CHF 13 billion of mandatory convertible notes to two long-term financial investors

Introduction of Basel II in 2008
–	UBS expects the overall impact on its BIS Tier 1 ratio to be negative, depending on the further development of the business mix

Capital adequacy

	As of
CHF million, except where indicated	31.12.07	31.12.06	31.12.05

BIS Tier 1 capital	32,445	40,223	39,796

of which hybrid Tier 1 capital	6,387	5,633	4,975

BIS total capital	44,141	50,059	43,770

BIS Tier 1 capital ratio (%)	8.7	11.8	12.8

BIS total capital ratio (%)	11.9	14.6	14.1

Balance sheet assets	292,988	273,588	252,364

Off-balance sheet and other positions	37,200	48,444	37,010

Market risk positions[1]	42,110	19,860	21,035

Total BIS risk-weighted assets	372,298	341,892	310,409

1 BIS risk-weighted asset equivalent of market risk capital requirement.

UBS: funding by product type

UBS: funding by currency

UBS: BIS capital ratios

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

The capital of the parent bank and its subsidiaries is placed in the form of interest bearing cash deposits internally within the Group – primarily with the Investment Bank’s FX&MM unit. Where necessary, Treasury also executes derivatives (mainly interest rate swaps) with the Investment Bank’s trading desks to achieve the target profile. FX&MM and the derivative trading units manage the resultant cash and market risk positions as part of their normal business activities and, in the case of FX&MM, within the approved liquidity framework.

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
50

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

Liquidity ratios
in %	31.12.07	31.12.06

Ratio of trading assets to total assets	52.91	49.92

Ratio of level 1 trading assets to total assets	15.02	20.88

Ratio of customer savings and deposits to mortgages	76.10	79.10

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

To ensure that a well-balanced and diversified liability structure is preserved, Treasury routinely monitors UBS’s funding status and reports its findings on a quarterly basis to the GEB. Two main analysis tools are employed – “cash capital” and “secured funding capacity”. UBS complements these analyses with regular assessments of any concentration risks in its main funding portfolios.

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

Maturity analysis of assets and liabilities
	On demand and trading instruments

	Instruments					Due	Due	Due
	at cost and	Instruments	Instruments		Due	between	between	between
	at fair value /	at fair value /	at fair value /	Subject to	within 1	1 and 3	3 and 12	1 and 5	Due after
CHF billion	level 1	level 2	level 3	notice [1]	month	months	months	years	5 years	Total

Assets

Cash and balances with central banks	18.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	18.8

Due from banks	46.4	0.0	0.0	0.0	6.7	2.1	4.1	1.4	0.2	60.9

Cash collateral on securities borrowed	0.0	0.0	0.0	149.5	46.5	2.4	3.8	1.5	3.4	207.1

Reverse repurchase agreements	0.0	0.0	0.0	34.8	277.3	40.0	22.8	1.9	0.1	376.9

Trading portfolio assets [2]	249.3	323.4	37.3	0.0	0.0	0.0	0.0	0.0	0.0	610.0

Trading portfolio assets pledged as collateral [2]	85.3	55.8	23.2	0.0	0.0	0.0	0.0	0.0	0.0	164.3

Positive replacement values [2]	6.8	407.4	14.0	0.0	0.0	0.0	0.0	0.0	0.0	428.2

Financial assets designated at fair value [3]	1.8	0.3	0.0	0.0	1.9	1.7	0.8	2.2	3.1	11.8

Loans	72.5	0.0	0.0	42.0	61.5	20.0	38.6	72.7	28.6	335.9

Financial investments available-for-sale	0.4	0.5	1.0	0.0	0.3	0.0	1.8	0.3	0.7	5.0

Accrued income and prepaid expenses	0.0	0.0	0.0	0.0	12.0	0.0	0.0	0.0	0.0	12.0

Investments in associates	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.0	2.0

Property and equipment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	7.2	7.2

Goodwill and other intangible assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	14.5	14.5

Other assets	0.0	0.0	0.0	0.0	18.2	0.0	0.0	0.0	0.0	18.2

Total 31.12.07	481.3	787.4	75.5	226.3	424.4	66.2	71.9	80.0	59.8	2,272.8

Total 31.12.06	549.9	673.9	13.1	351.4	404.8	114.3	92.3	98.9	48.0	2,346.6

Liabilities

Due to banks	39.1	0.0	0.0	1.0	77.8	15.1	11.8	0.4	0.5	145.7

Cash collateral on securities lent	0.0	0.0	0.0	30.5	1.1	0.0	0.0	0.0	0.0	31.6

Repurchase agreements	0.0	0.0	0.0	17.4	186.7	46.8	54.4	0.6	0.0	305.9

Trading portfolio liabilities [2]	119.9	44.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	164.8

Negative replacement values [2]	6.6	420.1	16.8	0.0	0.0	0.0	0.0	0.0	0.0	443.5

Financial liabilities designated at fair value [3]	0.0	0.0	0.0	0.0	4.5	35.3	28.8	68.0	55.3	191.9

Due to customers	179.6	0.0	0.0	124.1	252.3	49.8	23.5	0.7	11.9	641.9

Accrued expenses and deferred income	0.0	0.0	0.0	0.0	22.2	0.0	0.0	0.0	0.0	22.2

Debt issued	0.0	0.0	0.0	0.0	52.2	63.6	49.0	22.6	34.7	222.1

Other liabilities	0.0	0.0	0.0	27.5	33.5	0.0	0.0	0.0	0.0	61.0

Total 31.12.07	345.2	465.0	16.8	200.5	630.3	210.6	167.5	92.3	102.4	2,230.6

Total 31.12.06	386.3	290.1	9.2	254.6	843.9	169.8	150.6	97.5	89.1	2,291.1

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
Claims arising from derivatives transactions have two components – the current replacement values, and “add-ons” to reflect the potential future exposure. Where UBS has entered into a master netting agreement that is considered legally enforceable in insolvency, positive and negative re-placement values with individual counterparties can be netted. Off-balance sheet claims arising from contingent commitments and irrevocable facilities are converted into credit equivalent amounts based on percentages of nominal value specified by the regulators.
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

Risk-weighted assets (BIS)

		Risk-weighted		Risk-weighted
	Exposure	amount	Exposure	amount

CHF million	31.12.07	31.12.07	31.12.06	31.12.06

Balance sheet exposures

Due from banks and other collateralized lendings [1]	463,796	7,450	452,821	10,438

Net positions in securities [2]	12,721	9,510	10,262	8,447

Positive replacement values [3]	138,978	34,800	110,732	24,161

Loans, net of allowances for credit losses and other collateralized lendings [1]	710,564	210,493	887,694	206,359

Accrued income and prepaid expenses	10,383	5,255	9,302	4,920

Property and equipment	8,370	8,370	8,436	8,436

Other assets	27,423	17,110	16,224	10,827

Off-balance sheet exposures

Contingent liabilities	20,824	7,512	17,908	7,842

Irrevocable commitments	84,978	13,028	98,439	23,592

Forward and swap contracts [4]	732,930	15,565	459,170	16,599

Purchased options [4]	9,954	1,095	8,220	411

Market risk positions [5]		42,110		19,860

Total risk-weighted assets		372,298		341,892

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

Tier 1 capital / UBS shares

The majority of Tier 1 capital comprises retained earnings attributable to UBS shareholders. As of 31 December 2007, total IFRS equity attributable to UBS shareholders amounted to CHF 35,219 million, which serves as the basis for determining the regulatory eligible Tier 1 capital. The mandatory convertible notes (MCNs), which were announced on 10 December 2007 did not contribute to eligible capital as of 31 December 2007, but became eligible capital after the approval of the issue of MCNs at the EGM, which took place on 27 February 2008.

Hybrid Tier 1 capital

Hybrid Tier 1 instruments are perpetual instruments that can only be redeemed if they are called by the issuer. The payment of interest is subject to compliance with minimum capital ratios and any payment missed is non-cumulative. UBS’s hybrid Tier 1 instruments are accounted for under equity attributable to minority interests and amounted to CHF 6,387 million as of 31 December 2007, representing approximately 19.7% of eligible Tier 1 capital.

Tier 2 capital

Tier 2 capital consists mainly of subordinated long-term debt that ranks senior to both UBS shares and hybrid Tier 1 instruments but is subordinated with respect to all senior obligations of UBS. Tier 2 instruments accounted for CHF 14,071 million in total capital as of year-end 2007.

è Further information on UBS’s capital instruments is provided on page 66 of this report

Capital components

% change from
CHF million	31.12.07	31.12.06	31.12.06

Gross Tier 1 capital	49,781	57,408	(13)

of which paid-in share capital	207	211	(2)

of which share premium, retained earnings, currency translation differences	43,187	51,564	(16)

of which innovative capital instruments	6,047	5,267	15

of which non-innovative capital instruments	340	366	(7)

Less: goodwill [1]	(13,203)	(13,852)	5

Less: other Tier 1 deductions [2]	(4,133)	(3,333)	(24)

Total eligible Tier 1 capital	32,445	40,223	(19)

Upper Tier 2 capital	301	0

Lower Tier 2 capital	13,770	13,093	5

Tier 3 capital	0	0

Less: deductions [3]	(2,375)	(3,257)	27

Total eligible capital	44,141	50,059	(12)

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
On 31 December 2007, BIS Tier 1 capital was CHF 32.4 billion, down from CHF 40.2 billion at year end 2006, reflecting primarily the negative effects of the loss in 2007, accruals for share based compensation plans and foreign exchange translation differences. In 2007, UBS issued EUR 600 million of innovative Tier 1 capital instruments (Trust Preferred Securities).

IFRS Equity to BIS Tier 1 capital

The key adjustments made to IFRS Equity attributable to shareholders to determine Tier 1 eligible capital result from:
–	the ability to net treasury shares held as hedges against obligations from employee stock options granted prior to August 2006 (reducing deductions for treasury shares by CHF 6,230 million);
–	the inability to recognize fair value changes recorded directly in equity under IFRS from financial investments available-for-sale and cash flow hedges (reduction of CHF 1,509 million);
–	a reduction in retained earnings relating to the application of the fair value option under International Accounting Standard (IAS) 39 for capital adequacy purposes, which was partially offset by adjustments for differences in the scope of consolidation (reducing retained earnings by net CHF 564 million); and
–	removing minority interests other than trust preferred securities, causing a further reduction of CHF 564 million.

Reconciliation of IFRS[1] Equity to BIS Tier 1 capital

	31.12.07
		Reconciliation
CHF million	IFRS view	items	BIS view

Share capital	207	0	207

Share premium	12,433	(189)	12,244

Net income recognized directly in equity, net of tax	(1,161)	(1,509)	(2,670)

Revaluation reserve from step acquisitions, net of tax	38	0	38

Retained earnings	34,139	(564)	33,575

Equity classified as obligation to purchase own shares	(74)	74	0

Treasury shares / deduction for own shares	(10,363)	6,230 [2]	(4,133)

Equity attributable to UBS shareholders / gross Tier 1 net of own shares	35,219	4,042	39,261

Equity attributable to minority interests	6,951	(564)	6,387

Total equity / gross Tier 1 including hybrid Tier 1 instruments	42,170	3,478	45,648

Less: goodwill			(13,203	) [3]

Less: accrual for expected future dividend payment			0

Eligible Tier 1 capital			32,445

	31.12.06
		Reconciliation
CHF million	IFRS view	items	BIS view

Total equity / gross Tier 1 including hybrid Tier 1 instruments	55,470	3,187	58,657

Less: goodwill			(13,852	) [3]

Less: accrual for expected future dividend payment			(4,582)

Eligible Tier 1 capital			40,223

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

The combination of the 9% risk-weighted assets increase and the 19% reduction in BIS Tier 1 capital resulted in a decrease of BIS Tier 1 ratio by 3.1 percentage points to 8.7% at the end of December 2007, down from 11.8% at year-end 2006. In the same period, the total capital ratio decreased from 14.6% to 11.9%.

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

Capital adequacy
	As of

CHF million, except where indicated	31.12.07	31.12.06	31.12.05

BIS Tier 1 capital	32,445	40,223	39,796

of which hybrid Tier 1 capital	6,387	5,633	4,975

BIS total capital	44,141	50,059	43,770

BIS Tier 1 capital ratio (%)	8.7	11.8	12.8

BIS total capital ratio (%)	11.9	14.6	14.1

Balance sheet assets	292,988	273,588	252,364

Off-balance sheet and other positions	37,200	48,444	37,010

Market risk positions [1]	42,110	19,860	21,035

Total BIS risk-weighted assets	372,298	341,892	310,409

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
In late January 2008, Standard & Poor’s revised UBS’s outlook to negative, commenting: “the outlook was revised to negative in recognition of the challenges to UBS’s future revenue generation from the current economic and market conditions, its large residual sub-prime-related exposure, and the strategic repositioning of the investment bank”.
The ratings reflect “UBS’s continued strengths, including its diverse business position, strong liquidity, and robust capitalization once its capital strengthening measures are completed”.
In December 2007, Fitch Ratings downgraded UBS AG’s long-term issuer default ratings (IDR) from “AA+” to “AA” and UBS’s Individual rating from “A / B” to “B”, commenting: “the additional writedowns announced by UBS on 10 December are significantly higher than previous guidance from the group and reflect ongoing valuation challenges in a still difficult market environment. UBS AG’s ratings reflect its excellent private banking / wealth management franchise, diversified revenues, historically consistent profitability, strong liquidity and sound capitalization. The outlook on the long-term IDRs remains negative, reflecting continued uncertainty over future earnings, together with the challenges faced by a new management team in reshaping the group’s investment bank.”
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

Shares and capital instruments

Shares

UBS shares and Tier 1 capital
The majority of Tier 1 capital comprises retained earnings attributed to UBS shareholders. As per 31 December 2007, total International Financial Reporting Standard (IFRS) equity attributable to UBS amounted to CHF 35,219 million and was represented by a total of 2,073,547,344 issued UBS shares, of which 158,105,524 shares (7.6%) were held by UBS. Each outstanding share has a par value of CHF 0.10 and entitles the holder to one vote at the shareholders’ meeting and to receive a proportionate share of the dividend that is distributed. There are no preferential rights for individual shareholders and no other classes of shares are issued by the parent bank (UBS AG) directly.

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

Additional future issuance of shares for mandatory convertible notes and stock dividend

As part of the measures to strengthen its capital base following the substantial writedowns related to the US residential sub-prime mortgage market, on 10 December 2007 UBS announced the issuance of mandatory convertible notes (MCNs) and the distribution of a stock dividend for 2007 instead of a cash dividend – see the “Capital management” section and pages 64 to 68 of this report.

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
Furthermore, conditional capital is available to issue an additional 150,138,634 shares against the exercise of employee options.

Shareholder approved issuance of shares
		Year approved by
	Maximum number of	shareholders’	% of shares issued
	shares to be issued	general meeting	31.12.07

Authorized capital

Stock dividend 2007	103,700,000	2008	5.00

Conditional capital

Mandatory convertible note	277,750,000	2008	13.39

Employee equity participation plans of UBS AG	149,994,296	2006	7.23

Employee stock ownership plan of the former PaineWebber	144,338	2000

Capital dilution

Whether earnings per share will be higher or lower as a result of these measures depends on the effect they have in maintaining the strength, and therefore profits, of UBS in general and the wealth management business in particular. When there is excess capital available, UBS expects to also return to its normal policy, subject to regulatory requirements, of returning excess capital – that is, capital that exceeds the level that UBS believes to be reasonably appropriate in the context of its portfolio and business growth – to shareholders, through buyback and cash dividends.

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

Effect of second trading line program on basic earnings per share
	For the year ended

	31.12.07	31.12.06	31.12.05

Weighted average shares for basic earnings per share (EPS) after treasury shares	1,926,328,078	1,976,405,800	2,013,987,754

Weighted average second trading line treasury shares [1]	625,684,926	598,982,426	544,339,510

Basic EPS (CHF)	(2.72)	5.83	6.72

Cumulative impact of treasury shares on basic EPS (CHF) [1]	(0.66)	1.35	1.43

Cumulative impact of treasury shares on basic EPS (%) [1]	24.3	23.2	21.3

1 From first share buyback program in 2000.

The holding of treasury shares decreased to 158,105,524 or 7.6% of shares issued on 31 December 2007, from 164,475,699 or 7.8% on the same date a year ago. Shares held cover employee share and option programs and, to a limited extent, market-making activities at the Investment Bank.

In 2007, a total of 32.2 million employee options were exercised and an additional 45.5 million new options were granted. As of 31 December 2007, UBS was holding approximately 141 million shares in Treasury and an additional 150 million unissued shares in conditional share capital that can be used to cover future employee option exercises, of which a total of 186 million were outstanding on 31 December 2007. The shares available cover all exercisable employee options.

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

Treasury share activities
						Treasury shares purchased for
						employee share and option
						participation plans and acquisitions
		Share buyback program				[1]		Total number of shares

			Remaining volume of	Remaining volume of
			2006/2007 share	2007/2010 share
	Number of	Average	buyback program in	buyback program in			Average	Number of	Average
Month of purchase	shares	price in CHF	CHF million	millions of shares		Number of shares	price in CHF	shares	price in CHF

January 2007	9,900,000	76.72	2 626			24,438	74.92	9,924,438	76.72

February 2007	520,000	78.06	2 585			1,803,391	78.18	2,323,391	78.15

March 2007	7,210,000	69.35		203	[2]	19,465,000	71.64	26,675,000	71.02

April 2007	3,380,000	74.04		200		2,400,000	72.02	5,780,000	73.20

May 2007	2,590,000	77.24		197		6,600,000	76.48	9,190,000	76.69

June 2007	5,850,000	75.96		191		2,750,000	77.89	8,600,000	76.58

July 2007	11,970,000	72.24		180		0	0.00	11,970,000	72.24

August 2007	950,000	64.06		179		0	0.00	950,000	64.06

September 2007	4,450,000	62.73		174		0	0.00	4,450,000	62.73

October 2007	0	0.00		174		0	0.00	0	0.00

November 2007	0	0.00		174		500,000	58.77	500,000	58.77

December 2007	0	0.00		174	[3]	4,500,000	55.30	4,500,000	55.30

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

						Maximum								Unutilized	Unutilized
					Maximum	volume (in		Amount				Average		volume	volume (in
				Cancella-	volume (in	millions of		(CHF		Total shares		price (in		(CHF	millions of
Program	Announcement	Beginning	Expiration	tion	CHF billion)	shares)		billion)		purchased		CHF)		billion)	shares)

2000/2001	14/12/1999	17/01/2000	02/03/2001	13/07/2001	4.0			4.0		110,530,698	[1,2]	36.18	[1,2]	0

2001/2002	22/02/2001	05/03/2001	05/03/2002	05/07/2002	5.0			2.3		57,637,380	[2]	39.73	[2]	2.7

2002/2003	14/02/2001	06/03/2002	08/10/2002	10/07/2003	5.0			5.0		135,400,000	[2]	36.92	[2]	0

2002/2003	09/10/2002	11/10/2002	05/03/2003	10/07/2003	3.0			0.5		16,540,160	[2]	32.04	[2]	2.5

2003/2004	18/02/2003	06/03/2003	05/03/2004	30/06/2004	5.0			4.5		118,964,000	[2]	37.97	[2]	0.5

2004/2005	10/02/2004	08/03/2004	07/03/2005	08/07/2005	6.0			3.5		79,870,188	[2]	44.36	[2]	2.5

2005/2006	08/02/2005	08/03/2005	07/03/2006	13/07/2006	5.0			4.0		74,200,000	[2]	54.26	[2]	1

2006/2007	14/02/2006	08/03/2006	07/03/2007	29/06/2007	5.0			2.4		33,020,000	[2]	73.14	[2]	2.6

2007/2010	13/02/2007	08/03/2007	08/03/2010			210.5	[3]	2.6	[4]	36,400,000	[4]	71.41	[4]		174.1	[3]

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

Capital Instruments

Mandatory convertible notes

On the 27 February 2008 the extraordinary general meeting (EGM) of shareholders approved the issuance of a maximum of 277,750,000 shares (corresponding approximately to 13.4% of the current share capital) to two long-term financial investors, Government of Singapore Investment Corporation Pte Ltd (GIC) and an investor from the Middle East without future dilutive effects. UBS expects to use a maximum of 252,525,253 shares of the available conditional capital. The share capital will be increased upon voluntary or mandatory conversion of the MCNs due 2010. The future mandatory capital increase allows the full proceeds of CHF 13 billion to be counted as Tier 1 capital for regulatory capital purposes for the first time in first quarter 2008.
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
If the MCNs are converted at maturity, they will be converted for UBS shares at a price – the “conversion price” – that is linked to the prevailing market price of UBS shares at specific dates. The conversion price is set within a range that is dependent on the UBS share price in relation to the “reference price” of CHF 51.48. (This, in turn, was determined by the average of (i) CHF 57.2 and (ii) the average of the three daily volume-weighted average price on virt-x for the three days prior to the EGM, subject to a minimum of CHF 51.48 and a maximum of CHF 62.92). The total amount of shares that the MCN holders receive is then calculated by dividing CHF 13 billion by the conversion price. There are basically three different scenarios for conversion at maturity. The conversion price will be set at:
–	CHF 60.23, corresponding to 117% of the reference price, if at maturity the UBS share price is at or above CHF 60.23. In this case, the MCN holders will receive approximately 215,839,283 shares (CHF 13 billion / CHF 60.23), which is the minimum amount of shares;
–	the prevailing UBS share price if it is between CHF 51.48 and CHF 60.23 (corresponding respectively to 100% and 117% of the reference price) at maturity; and
–	CHF 51.48, corresponding to 100% of the reference price, if the prevailing UBS share price is at or below CHF 51.48 at maturity. In this case, the MCN holders will receive approximately 252,525,253 shares (CHF 13 billion / CHF 51.48), which is the maximum amount of shares;
–	If either UBS or the MCN holders choose to convert the MCNs prior to maturity, the maximum conversion price (and hence minimum amount of shares) is applied in case the early conversion occurs at the request of the MCN holders, while the minimum conversion price (and hence maximum amount of shares) is applied if converted at the request of UBS.
The two graphs below illustrate the payout profile of the MCNs at maturity as a function of the underlying UBS share price.

Hybrid Tier 1 capital

Hybrid Tier 1 instruments represent innovative and non-innovative perpetual instruments and accounted for approximately 19.7 % of eligible Tier 1 capital on 31 December 2007. They are accounted for under minority interest in the bank’s equity. In 2007 UBS raised EUR 600 million in the form of preferred securities issued by UBS Capital Securities (Jersey) Ltd. The instrument bears a 7.152 % coupon and is callable in 2017. As per December 31, 2007 UBS had issued in various currencies a total of CHF 6,387 million of such instruments. Hybrid Tier 1 instruments are perpetual instruments which can only be redeemed if they are called by the issuer. If such a call is not exercised at the respective call date, the terms might include a change from fixed to floating coupon payments and, in the case of innovative instruments only, a limited step-up of the interest rate. Non-innovative instruments do not have a step-up of the interest rate and are therefore viewed as having a higher equity characteristic for regulatory capital purposes. The instruments are issued either through trusts or subsidiaries of UBS and rank senior to UBS shares in dissolution. Payments under the instruments are subject to the adherence to minimal capital ratios by UBS. Any payment missed is non-cumulative.

Tier 2 capital

Tier 2 instruments have been issued in various currencies and with a range of maturities across capital markets globally. The major element in Tier 2 capital consists of subordinated long-term debt. They account for CHF 13,770 million in total capital as per year-end 2007, representing 3.7 percentage points of the total capital ratio of 11.9%. Tier 2 instruments rank senior to both UBS shares and to hybrid Tier 1 instruments but are subordinated with respect to all senior obligations of UBS. In 2007 UBS raised GBP 250 million with a coupon of 6.375% maturing in 2024 callable by the issuer in 2019 and CHF 350 million with a 4.125% coupon maturing in 2017.

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

Ticker symbols

Trading exchange	Bloomberg	Reuters

virt-x	UBSN VX	UBSN.VX

New York Stock Exchange	UBS US	UBS.N

Tokyo Stock Exchange	8657 JP	8657.T

Security identification codes

ISIN		CH0024899483

Valoren		2.489.948

Cusip		CINS H89231 33 8

UBS share data

	As of

Registered shares	31.12.07	31.12.06	31.12.05

Total shares outstanding	1,915,441,820	1,940,797,587	1,968,745,296

Total shares ranking for dividend	2,073,547,344	2,082,673,286	2,109,495,044

Treasury shares	158,105,524	164,475,699	208,519,748

Weighted average shares (for basic earnings per share (EPS) calculations)	1,926,328,078	1,976,405,800	2,013,987,754

Weighted average shares (for diluted EPS calculations)	1,927,698,732	2,058,834,812	2,097,191,540

	For the year ended

CHF	31.12.07	31.12.06	31.12.05

Earnings per share

Basic EPS	(2.72)	5.83	6.72

Basic EPS from continuing operations	(2.93)	5.43	4.59

Diluted EPS	(2.73)	5.59	6.44

Diluted EPS from continuing operations	(2.94)	5.21	4.40

UBS shares and market capitalization

	As of			% change from

Number of shares, except where indicated	31.12.07	31.12.06	31.12.05	31.12.06

Total ordinary shares issued	2,073,547,344	2,105,273,286	2,177,265,044	(2)

Second trading line treasury shares

2005 program			(67,770,000)

2006 program		(22,600,000)

Shares outstanding for market capitalization	2,073,547,344	2,082,673,286	2,109,495,044	0

Share price (CHF)	52.40	74.05	62.55	(29)

Market capitalization (CHF million)	108,654	154,222	131,949	(30)

Total treasury shares	158,105,524	164,475,699	208,519,748	(4)

Trading volumes
	For the year ended
1000 shares	31.12.07	31.12.06	31.12.05

SWX total (virt-x)	4,079,863	2,731,841	2,568,531

SWX daily average (virt-x)	16,451	10,884	10,073

NYSE total	304,446	214,912	167,231

NYSE daily average	1,213	853	664

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

Results presentations
Senior management presents UBS’s results every quarter. These presentations are broadcast live over the internet, and can be downloaded on demand. The most recent result web-casts can be found in the financials section of our Analysts & Investors website.

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

Investor Relations

Our Investor Relations team supports institutional, professional and retail investors from our offices in Zurich and New York.www.ubs.com/investors
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

For all global registered share-related queries in the US.www.melloninvestor.com
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

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

77

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
UBS also meets the New York Stock Exchange (NYSE) corporate governance standards applicable to listed foreign companies and complies with the overwhelming majority of NYSE standards for US domestic issuers. The few exceptions are mainly due to different legal systems in Switzerland and the US and relate to the role, responsibilities and authorities of the BoD and the annual general meeting (AGM) (see pages 48–50 for more information). UBS complies with the applicable requirements of the US Sarbanes-Oxley Act of 2002, including the certification of UBS’s annual report on Form 20-F by the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO).
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

Under the Swiss Stock Exchange Act, anyone holding shares in a company listed in Switzerland, or derivative rights related to shares of such a company, has to notify the company and the stock exchange if the holding attains, falls below or exceeds one of the following thresholds: 3, 5, 10, 15, 20, 25, 33 1/3, 50, or 66 2/3% of the voting rights, whether they are exercisable or not. The detailed disclosure requirements and the methodology for calculating the thresholds are defined in the “Ordinance of the Swiss Federal Banking Commission on the Stock Exchanges and Securities Trading” (disclosure of shareholdings). In particular, the ordinance prohibits the netting of so-called acquisition positions (i.e. in particular shares, conversion rights and acquisition rights or obligations) with disposal positions (i.e. rights or obligations to sell). It further requires that each such position be calculated separately and reported simultaneously as soon as it reaches a threshold. Since 13 September 2002, UBS’s holdings of its own shares have been above the 3% threshold requiring disclosure under the Swiss stock exchange laws. UBS’s position in its own shares remained between 3% and 10% throughout 2007.
At year-end 2007, UBS held a stake of 7.79% (161,475,748)of acquisition positions (proportion of voting rights) consisting of 160,841,275 UBS registered shares and a total of 634,473 acquisition rights and granted disposal rights on UBS registered shares. At the same time, UBS held 10.32% (213,775,377) of disposal positions (proportion of voting rights) relating to UBS registered shares.

Cross shareholdings

UBS has no cross shareholdings in excess of a reciprocal 5% of capital or voting rights with any other company.

Distribution of UBS shares

As of 31.12.07	Shareholders registered			Shares registered

Number of shares registered	Number		%	Number		% of shares issued

1–100	33,819		16.2	1,982,968		0.1

101–1,000	124,749		59.6	52,269,332		2.5

1,001–10,000	46,603		22.3	123,861,673		6.0

10,001–100,000	3,577		1.7	87,704,010		4.2

100,001–1,000,000	384		0.2	112,916,436		5.5

1,000,001–5,000,000	70		0.0	148,229,789		7.2

5,000,001–20,735,473 (1%)	18		0.0	147,702,880		7.1

1–2%	6		0.0	194,124,566		9.4

2–3%	0		0.0	0		0.0

3–4%	0		0.0	0		0.0

4–5%	0		0.0	0		0.0

Over 5%	2	[1]	0.0	459,135,393		22.0

Total registered	209,228		100.0	1,327,927,047		64.0

Unregistered [2]				745,620,297		36.0

Total shares issued				2,073,547,344	[3]	100.0

1 As of 31 December 2007, DTC (Cede & Co.), New York, the US securities clearing organization, was registered with 14.15% of all shares issued. Chase Nominees Ltd., London, was entered as a trustee / nominee holding 7.99% of all shares issued. 2 Shares not entered in the share register as of 31 December 2007. 3 Registered shares totaling 199,544,283 do not carry voting rights.

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

Changes of shareholders’ equity

According to International Financial Reporting Standards (IFRS), equity attributable to UBS shareholders amounted to CHF 35.2 billion on 31 December 2007.

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

Shares, participation and bonus certificates, capital securities

UBS shares are issued in registered form, traded and settled as so-called global registered shares. Each registered share has a par value of CHF 0.10 and carries one vote. Voting rights may, however, only be exercised if the holder expressly declares having acquired these shares in his or her own name and for his or her own account. Global registered shares provide direct and equal ownership for all shareholders, irrespective of the country and stock exchange they are traded at.

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

8

\

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
As of 31 December 2007, the membership consisted of 11 directors, of which the majority (nine members) were non-executive and independent.

Marcel Ospel

Address	UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Function in UBS	Chairman

Nationality	Swiss

Year of initial appointment	2001

Current term of office runs until	2008 (proposed for re-election at the 2008 AGM)

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

Stephan Haeringer

Address	UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Functions in UBS	Executive Vice Chairman, Chairman of the Corporate Responsibility Committee

Nationality	Swiss

Year of initial appointment	2004

Current term of office runs until	2010

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

Ernesto Bertarelli

Address	Bemido SA, 2, chemin des Mines, CH-1211 Geneva 20

Function in UBS	Member of the Nominating Committee

Nationality	Swiss

Year of initial appointment	2002

Current term of office runs until	2009

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

Gabrielle Kaufmann-Kohler
Address	Lévy Kaufmann-Kohler, 3-5, rue du Conseil-Général, CH-1205 Geneva
Functions in UBS	Member of the Nominating Committee / member of the Corporate Responsibility Committee

Nationality	Swiss

Year of initial appointment	2006

Current term of office runs until	2009

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

Other activities and functions

Mandates on boards of important corporations, organizations and foundations:

Gabrielle Kaufmann-Kohler is a member of the American Arbitration Association.

Sergio Marchionne

Address	Fiat S.p.A, Via Nizza 250, I-10126 Torino

Function in UBS	Member of the Compensation Committee

Nationality	Canadian and Italian

Year of initial appointment	2007

Current term of office runs until	2010

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

Other activities and functions

Mandates on boards of important corporations, organizations and foundations:
Sergio Marchionne is a member of the Supervisory Board of Hochtief AG.

Rolf A. Meyer

Address	Heiniweidstrasse 18, CH-8806 Bäch

Functions in UBS	Chairman of the Compensation Committee / member of the Audit Committee

Nationality	Swiss

Year of initial appointment	1998

Current term of office runs until	2009

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

Helmut Panke

Address	BMW AG, Petuelring 130, D-80788 Munich

Function in UBS	Chairman of the Nominating Committee

Nationality	German

Year of initial appointment	2004

Current term of office runs until	2010

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

Peter Spuhler

Address	Stadler Bussnang AG, Bahnhofplatz, CH-9565 Bussnang

Function in UBS	Member of the Compensation Committee

Nationality	Swiss

Year of initial appointment	2004

Current term of office runs until	2010

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
Official functions and political mandates:
Peter Spuhler is a member of the National Council of the Swiss Parliament (lower house).

Peter Voser

Address	Royal Dutch Shell plc, 2501 AN, NL-The Hague

Function in UBS	Member of the Audit Committee

Nationality	Swiss

Year of initial appointment	2005

Current term of office runs until	2008 (proposed for re-election at the AGM 2008)

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

Other activities and functions

Mandates on boards of important corporations, organizations and foundations:
Peter Voser is a board member of the Federal Auditor Oversight Authority.

Lawrence A. Weinbach

Address	Yankee Hill Capital Management, 300 East 42nd Street, USA-New York, NY 10017

Function in UBS	Chairman of the Audit Committee

Nationality	American (US)

Year of initial appointment	2001

Current term of office runs until	2008 (proposed for re-election at the 2008 AGM)

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

Elections and terms of office

All the members of the BoD are elected individually by the AGM for a term of office of three years. The initial term of each member is fixed in such a way as to ensure that about one-third of the membership have to be newly elected or re-elected every year.

The BoD of UBS will propose to the AGM to be held on 23 April 2008 to reduce the terms of office of its members from three years to one year. The proposal will require that the “Articles of Association UBS AG” (“Articles of Association”) be amended at the AGM on 23 April 2008. The same regulation will apply to all members who subsequently stand for re-election after the expiration of their terms of office. As a result, by 2010 at the latest, the entire membership of the UBS BoD will have to be confirmed on a yearly basis by the AGM.
A director shall not normally stand for re-election if he or she has reached the age of 65 when the mandate expires. The BoD may propose to the AGM that a director be re-elected despite having reached this age limit. No director shall, however, hold office beyond the age of 70.

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

è	Please refer to pages 27–29 for details on the Compensation Committee’s decision-making procedures

Nominating Committee

The Nominating Committee comprises at least three non–executive, independent directors. It assumes responsibility for defining the principles governing the selection of candidates for BoD membership, reviewing possible candidates and proposing to the full BoD those to be submitted for election to the BoD by the AGM. The committee supports the Chairman’s Office and the full BoD in evaluating the performance of the BoD and executive management.
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

è	For additional information on corporate responsibility, please refer to the specific section in Strategy, Performance and Responsibility 2007
è	The charters of the BoD, of the Chairman’s Office and of all BoD committees are available at www.ubs.com/boards

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

Information and control instruments vis-á-vis the Group Executive Board

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

Marcel Rohner

Address	UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Functions in UBS	Group Chief, Executive Officer / Chairman and Chief Executive Officer Investment Bank

Nationality	Swiss

Year of initial appointment to the GEB	2002

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

Other activities and functions

Permanent functions for important interest groups:
Marcel Rohner is Vice Chairman of the Swiss Bankers Association, Basel and the Vice Chairman of the Board of Trustees of the Swiss Finance Institute.

John A. Fraser

Address	UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Function in UBS	Chairman and Chief Executive Officer Global Asset Management

Nationality	Australian

Year of initial appointment to the GEB	2002

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

Other activities and functions

Mandates on boards of important corporations, organizations and foundations:
John A. Fraser is a member of the board of the Marymount International School at Kingston-upon-Thames.

Peter Kurer

Address	UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Functions in UBS	Group General Counsel / member of the Corporate Responsibility Committee

Nationality	Swiss

Year of initial appointment to the GEB	2002

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

Joe Scoby

Address	UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Function in UBS	Group Chief Risk Officer

Nationality	American (US)

Year of initial appointment to the GEB	2007

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

Walter Stuerzinger

Address	UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Function in UBS	Chief Operating Officer, Corporate Center

Nationality	Swiss

Year of initial appointment to the GEB	2005

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

Other activities and functions

Permanent functions for important interest groups:
Walter Stuerzinger is a member of the Foundation Board of the UBS Pension Fund.

Marco Suter

Address	UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Functions in UBS	Group Chief, Financial Officer / member of the Corporate Responsibility Committee

Nationality	Swiss

Year of initial appointment to the GEB	2007

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

Rory Tapner

Address	UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Function in UBS	Chairman and Chief Executive Officer Asia Pacific

Nationality	British

Year of initial appointment to the GEB	2006

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

Other activities and functions

Mandates on boards of important corporations, organizations and foundations:
Rory Tapner is the treasurer and Chairman of the Financial Committee of Council of Kings College University, London.

Raoul Weil

Address	UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Function in UBS	Chairman and Chief Executive Officer Global Wealth Management & Business Banking

Nationality	Swiss

Year of initial appointment to the GEB	2005

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

Compensation authorities

Compensation recommendations
Recipients	developed by	Approved by	Communicated by

Chairman of the Board of Directors (BoD)	Chairman of the Compensation Committee	Compensation Committee	Chairman of the Compensation Committee

Executive BoD members	Chairman of the BoD	Compensation Committee	Chairman of the BoD

Group Chief Executive Officer (CEO)	Chairman of the BoD	Compensation Committee	Chairman of the BoD

Members of the Group Executive Board (GEB)	Chairman of the BoD and Group CEO	Compensation Committee	Group CEO

Remuneration system and fees for non-executive BoD members [1]	Executive members of the BoD	Executive members of the BoD	Chairman of the BoD

1 The decision process for the remuneration of non-executive members of the Board of Directors is fully independent and is not driven by company results.

Relative weight of fixed and variable elements of 2007 compensation for acting executive members of the Board of Directors and members of the Group Executive Board

Shareholder-aligned compensation structure

Shareholder value creation	Mandatory deferral of 50% of total incentive into UBS shares

Share ownership requirements: five times cash compensation

Bonus is only increased after results increase by at least 5%

Business performance	Total compensation based on achievement of demanding business and personal objectives

Five-year vesting period focuses on long-term decisions and executive retention

Share price performance	Performance hurdle of 10% for stock options

Cost of termination	No severance payments

Vesting conditions with forfeiture risk

No special pension scheme contributions

No additional payments for change of control instances

No lifelong perquisites

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
Annual total compensation is competitively positioned and UBS places a strong emphasis on the variable components of compensation, with the understanding that only superior performance will be rewarded with superior compensation. Such incentives provide the motivation to excel in the entrepreneurial, performance-oriented culture that is required to execute UBS’s integrated business strategy. In addition, the Compensation Committee verifies whether the senior executive fulfilled their objectives and key performance indicators (KPIs), including the importance of maintaining and spreading UBS’s ethical values throughout the firm.

Shareholder alignment

The Compensation Committee structures senior executive compensation to ensure alignment with shareholder interests and long-term value creation. Specifically:
–	it rewards the achievement of personal and corporate objectives that balance individual performance and long-term business growth;
–	a minimum of half of the annual incentive compensation awarded to senior executives takes the form of UBS shares that vest or become unrestricted over five years, ensuring focus on long-term decisions and actions and aiding retention of executive talent;
–	in addition to this significant mandatory deferral of compensation, all senior executives are required to accumulate and hold five times their cash compensation (average of last three years) in UBS shares after five years in their position;
–	the strike price of stock options is set at 110% of the average high and low sale price of UBS shares on the grant date resulting in a 10% performance hurdle – significant share price growth is thus required before the exercise price becomes meaningful;
–	in certain circumstances, share and stock option plans are forfeited at termination or thereafter;
–	no additional severance payments are offered in instances of termination, although obligations earned up to and including the notice period are honored in line with the contractual arrangements; and
–	all senior executives are offered the opportunity to invest voluntarily in additional UBS shares from their cash compensation.
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

è The relationship between performance and pay determination is described in more detail in the section “Key elements for decision-making process within the Compensation Committee” on pages 27–29.

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
è   (1) Note 30 in Financial Statements 2007 details the various retirement benefit plans established in Switzerland and in major foreign markets

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

Key competitors

Compensation and benefit levels are primarily result-driven and further benchmarked against appropriate key competitors. These companies are selected for the similarity of their core business to that of UBS, as well as for comparable size, geographic distribution, business strategy and performance. Typically, these are also the companies from which UBS is most likely to hire and to which it is most likely to lose senior employees. Competitive compensation at a senior level is therefore a vital element in preventing the loss of leadership talent and experience from UBS to its competitors. Generally nine key competitors are considered to represent the most relevant labor market for senior executive compensation: Credit Suisse, Deutsche Bank, Bear Stearns, Citigroup, Goldman Sachs, JPMorgan Chase, Lehman Brothers, Merrill Lynch and Morgan Stanley. In the view of the Compensation Committee, UBS’s compensation systems are positioned appropriately relative to these nine key competitors. For certain positions and for purposes of other analysis (including the best practice review), additional competitors may be taken into account (such as other major international banks, the large Swiss private banks, private equity firms and hedge funds, which are increasingly becoming attractive alternatives for UBS employees).

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
2)	a fixed reduction averaging 5% of the amount resulting from step one, being a productivity gain to shareholders – this means an overall increase of 5% in 2007 business performance would be required relative to 2006 in order to achieve the same level of compensation in both years (if 2007 business results had remained at the same level as 2006, the target incentive awards to senior executives would have been on average 5% lower, before the application of the final discretionary adjustment); and
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
Finally, this theoretical incentive award was measured against various additional factors: personal performance against objectives, future potential, leadership qualities and contributions to the overall success of UBS. This qualitative assessment led to discretionary increases or decreases from the theoretical incentive by up to + / –25%.
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

è Further information is included in the section “Highest total compensation for a GEB member” on pages 31–32.

Performance factors used to determine 2007 senior executive compensation

The Compensation Committee considered the following factors when determining incentive awards for senior executives:

Performance factors exceeding 2007 target
–	results in all businesses of Global Wealth Management & Business Banking were at an all-time high, with net new money inflows in this business group 37% above 2006 levels;
–	in 2007, investment banking (corporate finance) net revenues rose 39% from 2006 to the highest level ever recorded, driven by double-digit growth in Asia Pacific and Europe, Middle East & Africa; and
–	during 2007, UBS’s businesses in Asia Pacific made a record contribution to the Group’s global revenues.

Performance factors below target
–	for the full-year 2007, UBS recorded a Group net loss attributable to its shareholders of CHF 5,247 million, entirely due to very weak trading results and write downs in its fixed income, currencies and commodities (FICC) area;
–	overall, UBS’s net new money also fell, by 7.3% to CHF 140.6 billion for full-year 2007, driven by net new money outflows in Global Asset Management;
–	return on equity for full-year 2007 was negative 12.2% compared to 24.8% in 2006, despite strong results posted by UBS’s wealth and asset management businesses;
–	earnings per share for 2007 were negative CHF 2.93, compared with positive CHF 5.43 for 2006; and
–	UBS’s return on equity and total shareholder returns are below the median achieved by its key competitors. Since third quarter 2007, UBS’s share price has underperformed that of its peers. It has also significantly underperformed the SMI and DJ indices.

Other performance factors taken into account
–	Global Asset Management’s pre-tax profits were up 10% on 2006. Excluding the costs for the closure of Dillon Read Capital Management of CHF 212 million, the business group results were at record level and 26% higher than in 2006.

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

Compensation details and additional information for executive members of the Board of Directors[1]

CHF, except where indicated	[a]
				Annual incentive	Discretionary		Contributions
	For the	Base	Annual incentive	award (shares;	award (options;	Benefits	to retirement
Name, function [2]	year	salary	award (cash)	fair value) [b]	fair value) [c]	in kind [d]	benefits plans [e]	Total

Marcel Ospel, Chairman	2007	2,000,000	0	0	0	307,310	261,069	2,568,379

Stephan Haeringer, Executive Vice Chairman	2007	1,500,000	0	0	0	111,808	261,069	1,872,877

Marco Suter, Executive Vice Chairman	2007	1,125,000	0	0	0	70,820	155,252	1,351,072

1  Individual compensation figures of the previous year will be disclosed from 2008 onwards.   2  2007: Marcel Ospel and Stephan Haeringer are executive members in office as of 31 December 2007; Marco Suter stepped down during the year as a member of the Board of Directors. His 2007 payment is pro-rata for the nine months served as executive Vice Chairman.

Payments to non-executive members of the Board of Directors
The table on following page shows remuneration for non-executive BoD members as from one annual general meeting date to the next, i.e. for the period 2007 / 2008.

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

Remuneration details and additional information for non-executive members of the Board of Directors[1]
CHF, except where indicated [a]
				Corporate	For the
	Audit	Compensation	Nominating	Responsibility	period AGM		Committee	Benefits	Additional		Share	Number of
Name, function [2]	Committee	Committee	Committee	Committee	2007 / 2008	Base fee	retainer	in kind	payments	Total	percentage	shares [3]

Ernesto Bertarelli, member			M		2007/2008	325,000	150,000	0	0	475,000	100	14,677

Gabrielle Kaufmann- Kohler, member			M	M	2007/2008	325,000	250,000	0	0	575,000	50	9,349

Sergio Marchionne, member		M			2007/2008	325,000	200,000	0	0	525,000	100	16,226

Rolf A. Meyer, member	M	C			2007/2008	325,000	650,000	0	0	975,000	50	15,853

Helmut Panke, member			C		2007/2008	325,000	250,000	0	0	575,000	50	9,349

Peter Spuhler, member		M			2007/2008	325,000	200,000	0	0	525,000	100	16,226

Peter Voser, member	M				2007/2008	325,000	300,000	0	0	625,000	50	10,162

Lawrence A. Weinbach, member	C				2007/2008	325,000	600,000	0	0	925,000	50	15,040

Joerg Wolle, member			M		2007/2008	325,000	150,000	0	0	475,000	100	14,677

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

Total payments to all members of the Board of Directors[1]
CHF, except where indicated[a]	For the year [2]	Total

Aggregate of all (executive and non-executive) members of the Board of Directors	2007	11,467,328

1  The previous year will be disclosed from 2008 onwards.   2  For non-executive members of the Board of Directors: period AGM 2007 / 2008.

Actual 2007 compensation for members of the Group Executive Board
Changes in the composition of the GEB and restructuring of existing executive roles clearly impact the total compensation number disclosed for 2007 and should be taken into consideration in any year-on-year comparison. Marcel Rohner was appointed Group CEO with effect from 6 July 2007, while Raoul Weil became Chairman and CEO of Global Wealth Management & Business Banking on the same date. On 1 October 2007, Walter Stuerzinger was appointed Chief Operating Officer of Corporate Center, Marco Suter stepped down from the BoD to take up the position of Chief Financial Officer, and Joseph Scoby was appointed to the GEB as Group Chief Risk Officer.

Peter Wuffli relinquished his position as Group CEO on 6 July 2007, Clive Standish retired on 30 September 2007 and Huw Jenkins stepped down from the GEB on 30 September 2007; all three executives are contractually entitled to receive base salary, pro rata incentive and certain employment benefits until the expiry of their 12-month notice period. Huw Jenkins is retained in a consultancy position with UBS until 30 September 2008. The total amount due to all three executives – CHF 15.3 million payable in 2008 and CHF 45.3 million payable in 2009 – has been fully accrued in 2007 and reflected in the 2007 income statement. It reflects obligations earned under the respective employment contracts.
For further information, see the “Employment agreements and contractual payments” section on page 25.

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

Total compensation for all members of the Group Executive Board[1]
CHF, except where indicated [a]
				Annual
				incentive	Discretionary		Contributions
			Annual	award	award		to retirement
	For the		incentive	(shares; fair	(options;	Benefits in	benefits plans
Name, function	year	Base salary	award (cash)	value) [b]	fair value) [c]	kind [d]	[e]	Total

Rory Tapner, Chairman and Chief Executive Officer Asia Pacific (highest-paid)	2007	1,291,960	4,501,900	4,501,904	0	10,256	900	10,306,920

Aggregate of all members of the Group Executive Board (GEB) who were in office as of 31 December 2007 [2]	2007	6,995,885	15,305,667	15,305,708	0	532,706	912,974	39,052,939

Aggregate of all members of the GEB who stepped down during 2007 [3]	2007	2,511,947	23,042,376	6,750,036	0	406,567	275,635	32,986,561

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

Compensation paid to former members of the Board of Directors and Group Executive Board[1]
CHF, except where indicated[a]
Name, function	Compensation	Benefits in kind	Total

Alberto Togni, former member of the Board of Directors (BoD)	318,401	502,478	820,879

Philippe de Weck, former member of the BoD (Union Bank of Switzerland)	0	129,701	129,701

Robert Studer, former member of the BoD (Union Bank of Switzerland)	0	260,162	260,162

Georges Blum, former member of the BoD (Swiss Bank Corporation)	0	90,803	90,803

Aggregate of all former members of the Group Executive Board (GEB) [2]	0	257,791	257,791

Aggregate of all former members of the BoD and GEB	318,401	1,240,935	1,559,336

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
    UBS executives receive a majority of their compensation in UBS shares or options. For this reason, management transactions will, in general, see sales outweighing purchases. Blackout periods and synchronized dates for unblocking or vesting of shares or options granted as compensation may lead to transactions being concentrated in short periods.

Share and option ownership of members of the Board of Directors as of 31 December 2007

					Potentially
					conferred		Type and
		Number of	Voting rights	Number of	voting rights		quantity
Name, function [1]	For the year	shares held	in %	options held	in % [2]		of options [3]

						xii:	390,000
						xiv:	300,000
Marcel Ospel, Chairman	2007	769,483	0.068	940,000	0.083	xv:	250,000

						vii:	80,000
						ix:	80,000
						x:	80,000
						xii:	120,000
						xiv:	100,000
Stephan Haeringer, Executive Vice Chairman	2007	487,053	0.043	535,000	0.047	xv:	75,000

Ernesto Bertarelli, member	2007	48,411	0.004	0			0

Gabrielle Kaufmann-Kohler, member	2007	3,303	0.000	0			0

Sergio Marchionne, member	2007	45,800	0.004	0			0

Rolf A. Meyer, member	2007	50,562	0.004	0			0

Helmut Panke, member	2007	13,206	0.001	0			0

Peter Spuhler, member	2007	67,092	0.006	0			0

Peter Voser, member	2007	11,580	0.001	0			0

Lawrence A. Weinbach, member	2007	45,520	0.004	0			0

Joerg Wolle, member	2007	7,709	0.001	0			0

1  This table includes vested, unvested, blocked and unblocked shares and options held as of 31 December 2007.   2  No conversion rights are outstanding.   3  For details of option plans and terms, see the table on page 36.

Share and option ownership of members of the Group Executive Board as of 31 December 2007
					Potentially		Type and
		Number of shares	Voting rights	Number of options	conferred voting		quantity
Name, function [1]	For the year	held	in %	held	rights in % [2]		of options [3]

						ix:	30,000
						x:	200,000
						xii:	260,000
Marcel Rohner, Group Chief Executive Officer						xiv:	300,000
(CEO) and Chairman & CEO Investment Bank	2007	501,846	0.044	990,000	0.088	xv:	200,000

						i:	52,560
						iv:	71,672
						vi:	120,000
						viii:	120,000
						xi:	160,000
						xiii:	190,000
John A. Fraser, Chairman and						xiv:	200,000
CEO Global Asset Management	2007	461,764	0.041	1,074,232	0.095	xv:	160,000

						x:	80,000
						xii:	90,000
						xiv:	90,000
Peter Kurer, Group General Counsel	2007	292,762	0.026	350,000	0.031	xv:	90,000

						ii:	4,000
						iv:	57,590
						v:	40,000
						viii:	100,000
						xi:	133,092
						xiii:	52,000
						xiv:	66,000
Joseph Scoby, Group Chief Risk Officer	2007	509,571	0.045	533,682	0.047	xv:	81,000

						vii:	30,000
						x:	60,000
						xii:	80,000
Walter Stuerzinger, Chief Operating						xiv:	90,000
Officer Corporate Center	2007	209,442	0.019	350,000	0.031	xv:	90,000

						x:	60,000
						xii:	120,000
						xiv:	100,000
Marco Suter, Group Chief Financial Officer	2007	235,757	0.021	355,000	0.031	xv:	75,000

						iii:	264,486
						vi:	200,000
						ix:	200,000
						x:	160,000
						xii:	150,000
						xiv:	160,000
Rory Tapner, Chairman and CEO Asia Pacific	2007	514,365	0.046	1,294,486	0.115	xv:	160,000

						vi:	50,000
						xii:	95,976
Raoul Weil, Chairman and						xiv:	120,000
CEO Global Wealth Management & Business Banking	2007	212,934	0.019	405,752	0.036	xv:	139,776

1  This table includes vested and unvested shares and options held as of 31 December 2007.   2  No conversion rights are outstanding.   3  For details of option plans and terms, see the table on page 36.

Total of all vested and unvested shares held by executive members of the Board of Directors and members of the Group Executive Board[1]

Shares held as of 31 December 2007	6,396,479

Of which

vested	vesting 2008	vesting 2009	vesting 2010	vesting 2011	vesting 2012

3,831,550	796,533	653,726	526,425	362,709	225,536

1 Includes parties closely linked to them.

No individual BoD or GEB member holds 1% or more of all shares issued.

Total of all blocked and unblocked shares held by non-executive members of the Board of Directors[1]

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

Loans granted to members of the Board of Directors as of 31 December 2007
CHF, except where indicated[a]
Name, function [1]	Mortgages	Other loans granted	Total

Marcel Ospel, Chairman	11,000,000	0	11,000,000

Stephan Haeringer, Executive Vice Chairman	0	0	0

Ernesto Bertarelli, member	0	0	0

Gabrielle Kaufmann-Kohler, member	0	0	0

Sergio Marchionne, member	0	0	0

Rolf A. Meyer, member	480,000	0	480,000

Helmut Panke, member	0	0	0

Peter Spuhler, member	0	0	0

Peter Voser, member	0	0	0

Lawrence A. Weinbach, member	0	0	0

Joerg Wolle, member	0	0	0

Aggregate of all members of the Board of Directors	11,480,000	0	11,480,000

1 No loans have been granted to related parties of the Board of Directors members at conditions not customary in the market. For this purpose UBS considers loans granted on the terms available to UBS employees to be at arm’s length.

Loans granted to members of the Group Executive Board
CHF, except where indicated [a]
Name, function [1]	Mortgages	Other loans granted	[2]	Total

Joseph Scoby, Group Chief Risk Officer	0	3,145,796		3,145,796

Aggregate of all members of the Group Executive Board	3,487,000	3,145,796		6,632,796

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

Duty to make an offer

An investor who acquires more than 33 1/3% of all voting rights (directly, indirectly or in concert with third parties), whether they are exercisable or not, has to submit a takeover offer for all shares outstanding, according to Swiss stock exchange law. UBS has not elected to change or opt out of this rule.

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

External, independent auditors

Ernst & Young Ltd., Basel, (Ernst & Young) have been assigned the mandate to serve as global auditors for the UBS Group. They assume all auditing functions according to laws, regulatory requests and the “Articles of Association UBS AG” (“Articles of Association”; see also the paragraph about auditors’ responsibilities in the regulation and supervision section on pages 45–47). The Audit Committee of the Board of Directors (BoD) annually assesses the independence of Ernst & Young and has determined that they meet all independence requirements established by the US Securities and Exchange Commission (SEC). Authority for pre-approval of all additional audit, audit-related and non-audit mandates to the principal auditors lies with the Audit Committee, ensuring that independence of the auditors is not jeopardized by conflicts of interest through additional mandates. Ernst & Young inform the Audit Committee annually of the measures they are taking to ensure their own and their employees’ independence from UBS. The Audit Committee assesses this information on behalf of the BoD and informs the BoD accordingly.
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
In addition to the fees listed in the table on page 42, Ernst & Young received CHF 31,050,000 in 2007 (CHF 22,080,000 in 2006) for audit and tax work performed on behalf of UBS investment funds, many of which have independent fund boards or trustees.

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
A complete list of all sources of information about UBS, and contact details for shareholders as well as other interested parties, are included in this report on pages 53–57.

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

Board committees

UBS has established audit, compensation, nominating and corporate responsibility committees. The charters for all BoD committees are published on www.ubs.com/corporate-governance. Additional information on the BoD committees’ mandates, responsibilities and authorities and their activities during 2007 can be found on pages 9–16 of this report.

In addition to these committees, the Chairman and the Vice Chairman of the BoD form a “Chairman’s Office”, which has clearly defined authorities and duties. It also has responsibility for oversight of the internal audit function (as defined in the Swiss Federal Banking Commission’s [SFBC’s] Circular Letter on Internal Audit) and acts as Risk Committee of the BoD. For more details see pages 13-14 of this report, the “Organization Regulations UBS AG” with its appendix, and the Charter for the Chairman’s Office (www.ubs.com/corporate-governance).

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

     The Audit Committee of the BoD has established rules for the handling of complaints related to accounting and auditing matters in addition to the internal policies on “Whistleblowing Protection for Employees” and on “Compliance with Attorney Standards of Professional Conduct”.

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

Members as of 31 December 2007 and announced changes

Global Wealth Management & Business Banking

Michel Adjadj	Head Wealth Management Eastern Mediterranean, Middle East & Africa
Matthew J. Brumsen	Head Business Unit UK, Northern and Eastern Europe
Bernhard Buchs	Chief Risk Officer
Robert J. (Bob) Chersi	Deputy Chief Financial Officer (until 31 January 2008)
Diane Frimmel	Regional Chief Operations Officer, Americas
Marten Hoekstra	Head Wealth Management Americas
Dieter Kiefer	Head Wealth Management Western Europe
Martin Liechti	Head Wealth Management Americas International
Francesco Morra	Head Wealth Management Western Europe, Mediterranean, Middle East & Africa
Tom Naratil	Head Marketing, Segment & Client Development
Rolf Olmesdahl	Head Information Technology
Gabriela Payer	Head Human Resources & Education
Niklaus Pfau	Head Global Segment & Sales Management
James M. Pierce	Co-Head Wealth Management Advisor Group US
James D. Price	Co-Head Wealth Management Advisor Group US
Joe Rickenbacher	Chief Credit Officer
Alain Robert	Head Wealth Management & Business Banking Switzerland
Felix B. Ronner	Global Head Transaction Products and Head Products & Services Europe / Latin America
Kathryn Shih	Head Wealth Management Asia Pacific and Chief Executive Officer (CEO) UBS Hong Kong
Anton Stadelmann	Chief Financial Officer (Chief Financial Officer Wealth Management Americas as of 1 February 2008)
Michael Strobaek	Global Head Investment Solutions
Michael A. Weisberg	Global Head Products & Services
Klaus W. Wellershoff	Global Head Wealth Management Research
Juerg Zeltner	Head Wealth Management North, East & Central Europe and CEO UBS Deutschland AG
Stephan Zimmermann	Chief Operations Officer

New members as of 1 March 2008
Allen Chun Lun Lo	Head Wealth Management Greater China, Deputy Head Wealth Management Asia Pacific
John B. Hannasch	Head Market Strategy & Development Americas
Mark Shelton	General Counsel Americas
Karl Spielberger	Head Large Corporates and Institutional Clients Switzerland
Ursula Suter	General Counsel (excl. US)

Investment Bank

Andy Amschwand	Head Investment Bank Switzerland
David Aufhauser	Global General Counsel
David A. Bawden	Chief Credit Officer
Maria Bentley	Global Head Human Resources
Mark Branson	CEO UBS Securities Japan Ltd. (Chief Financial Officer Global WM&BB as of 1 February 2008)
Peter W. Burnett	Executive Chairman, Middle East
Daniel Coleman	Joint Global Head Equities
Regina A. Dolan	Chief Financial Officer
Andre Esteves	Global Head Fixed Income, Currencies and Commodities Chairman and CEO, UBS Latin America
Juerg Haller	Chief Operating Officer UBS Latin America
Suneel Kamlani	Chief of Staff and Chief Administrative Officer
J. Richard Leaman III	Joint Global Head Investment Banking Department
Richard B. Metcalf	Chief Risk Officer, Investment Bank
Brad Orgill	CEO and Chairman, Australasia
Jeremy Palmer	CEO Investment Bank in Europe, Middle East & Africa
John Pius Wall	Joint Global Head Equities
Alexander Wilmot-Sitwell	Joint Global Head Investment Banking Department
Robert Wolf	President and Chief Operating Officer / Chairman and Chief Executive Officer UBS Group Americas

Global Asset Management

Mario Cueni	General Counsel and Chief Risk Officer
Gabriel Herrera	Head of Europe, Middle East & Africa
Christof Kutscher	Head Asia Pacific
Thomas Madsen	Co-Head Equities (stepped down on 25 February 2008)
John A. Penicook Jr.	Co-Head Global Fixed Income
Markus Ronner	Chief Operating Officer
Paresh Sodha	Chief Financial Officer
Kai Sotorp	Head Americas

New members as of 1 March 2008
William J. Ferri	Global Head of Alternative & Quantitative Investments
John C. Leonard	Co-Head Equities and Head of Core / Value Equities
Paul W. Marcuse	Head of Global Real Estate

Corporate Center

Scott G. Abbey	Chief Technology Officer
Charles Nicholas Bolton	Group Head Operational Risk
Gerhard Bruederlin	Group Head Human Resources
Seth F. Cohen	Head of Offshoring
Thomas R. Hill	Chief Communication Officer
Stephan Keller	Group Treasurer
Philip J. Lofts	Group Chief Credit Officer
Robert W. Mann	Head, Leadership Institute
Neil R. Stocks	Head Group Compliance
M. Andrew Threadgold	Group Head Market Risk
Peter Thurneysen	Head Group Controlling and Accounting
William Widdowson	Head Group Accounting Policy

New member as of 1 March 2008
Oliver Bartholet	Head Group Tax

Chairman’s Office

Luzius Cameron	Company Secretary
Ian Overton	Head Group Internal Audit

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

Results presentations
Senior management presents UBS’s results every quarter. These presentations are broadcast live over the internet, and can be downloaded on demand. The most recent result web-casts can be found in the financials section of our Analysts & Investors website.

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

Investor Relations

Our Investor Relations team supports institutional, professional and retail investors from our offices in Zurich and New York.www.ubs.com/investors
	Hotline	+41-44-234 4100	UBS AG

	New York	+1-212-882 5734	Investor Relations

	Fax (Zurich)	+41-44-234 3415	P.O. Box

CH-8098 Zurich, Switzerland

sh-investorrelations@ubs.com

Media Relations

Our Media Relations team supports global media and journalists from offices in Zurich, London, New York and Hong Kong.www.ubs.com/media
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

For all global registered share-related queries in the US.www.melloninvestor.com
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

Except where clearly identified, all of UBS’s financial information presented in this document is presented on a consolidated basis under IFRS. Pages 112-129 contain the financial statements for the UBS AG Parent Bank – the Swiss company, including branches worldwide, which owns all the UBS companies, directly or indirectly. The Parent Bank’s financial statements are prepared in order to meet Swiss regulatory requirements and in compliance with Swiss Banking Law. Except in those pages, or where otherwise explicitly stated, all references to “UBS” refer to the UBS Group and not to the Parent Bank.
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

Inter-business unit revenues and expenses. Revenue–sharing agreements are used to allocate external customer revenues to business units on a reasonable basis. Inter–business unit charges are predominantly reported in the line “Services (to) / from other business units” for both Business units concerned. Transactions between Business units are conducted at internally agreed transfer prices or at arm’s length. Corporate Center expenses are allocated to the operating Business units to the extent appropriate.
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
This restated Annual Report 2007 reflects the use of actual credit losses (recoveries) in the management reports of the business groups.
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

Fair value of financial instruments

Financial assets and financial liabilities in our trading port-folio, financial assets and liabilities designated at fair value and derivative instruments are recorded at fair value on the balance sheet, with changes in fair value recorded in net trading income in the income statement. Key judgments affecting this accounting policy relate to how we determine fair value for such assets and liabilities.

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
A variety of factors are incorporated into our models, including actual or estimated market prices and rates, such as time value and volatility and market depth and liquidity. Where available, we use market observable prices and rates derived from market verifiable data. Where such factors are not market observable, changes in assumptions could affect the reported fair value of financial instruments. We apply our models consistently from one period to the next, ensuring comparability and continuity of valuations over time, but estimating fair value inherently involves a significant degree of judgment. Management therefore establishes valuation adjustments to cover the risks associated with the estimation of unobservable input parameters and the assumptions within the models themselves. Valuation adjustments are also made to reflect such elements as deterio-rating creditworthiness (including country-specific risks), concentrations in specific types of instruments and market risk factors (interest rates, currencies, etc.), and market depth and liquidity. Although a significant degree of judgment is, in some cases, required in establishing fair values, management believes that the fair values recorded in the balance sheet and the changes in fair values recorded in the income statement are reflective of the underlying economics, based on our established fair value and model governance policies and the related controls and procedural safeguards we employ. For a description of the valuations of our positions related to the US residential mortgage market see Note 26a).
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
The potential effect of using reasonably possible alter-native valuation assumptions has been quantified as follows:
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

Our decisions regarding recognizing deferred day 1 profit p are made after careful consideration of facts and circumstances to ensure we do not prematurely release a portion of the deferred profit to income. For each trans-action, we determine, individually, the appropriate method of recognizing the day 1 profit amount in the income statement. It may be amortized over the life of the transaction, or deferred until fair value can be determined using market observable inputs, or realized through settlement. In all instances, any unrecognized day 1 profit is immediately released to income if fair value of the financial instrument in question can be determined either by using market observable model inputs or by reference to a quoted price for the same product in an active market.
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

Equity compensation

IFRS 2 Share-based Payments addresses the accounting for share-based employee compensation and was adopted by UBS on 1 January 2005. Further information on UBS equity compensation plans, is disclosed in Note 1a22) and Note 30 to the Financial Statements.

IFRS 2 requires that shares and share options awarded to employees are recognized as compensation expense based on their fair value at grant date. In valuing share awards, post-vesting sale and hedge restrictions and non-vesting conditions are taken into account. The share options we issue to our employees have features that make them incomparable to options on our shares traded in active markets. Accordingly, we cannot determine fair value by reference to a quoted market price, but we rather estimate it using an option valuation model. The model, a Monte Carlo simulation, requires inputs such as interest rates, expected dividends, volatility measures and specific employee exercise behavior patterns based on statistical data.
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

We record a valuation allowance to reduce our deferred tax assets to the amount which can be recognized in line with the relevant accounting standards. The level of deferred tax asset recognition is influenced by management’s assessment of UBS’s historic and future profitability profile. At each balance sheet date, existing assessments are reviewed and, if necessary, revised to reflect changed circumstances. In a situation where recent losses have been incurred, the relevant accounting standards require convincing evidence that there will be sufficient future tax capacity. In 2007, we have not recognized a significant amount of the potential deferred tax assets relating to the losses that we incurred and which are available to offset against future taxable income, due to the recognition criteria set by the accounting standards. See Note 22 to the Financial Statements for further details.

'

Financial Statements

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
The effectiveness of UBS’s internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young Ltd, UBS’s independent registered public accounting firm, as stated in their report appearing on pages 10 to 11, which expressed an unqualified opinion on the effectiveness of UBS’s internal control over financial reporting as of December 31, 2007.

UBS AG, Zurich and Basel
Basel, 6 March 2008
except for internal control over financial reporting related to:
-	the retroactive implementation of the revised IFRS 2 standard, as described in note 1c),
-	the reclassification of a private equity investment as a discontinued operation subsequent to its sale in 2008, as described in note 36, of the 2007 consolidated financial statements, as to which the date is 14 April 2008.
Report of the group auditors – Independent Registered Public Accounting Firm Internal Control Over Financial Reporting
As auditors of the group we have audited UBS AG’s internal control over financial reporting as of 31 December 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). UBS AG’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting on page 9. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
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
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only

Page 2/2
in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
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
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), International Standards on Auditing as well as Swiss Auditing Standards, the 2007 consolidated balance sheets of UBS AG as of 31 December 2007 and 2006, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended 31 December 2007 and notes thereto, of UBS AG and our report dated 6 March 2008 except for the impact on the consolidated financial statements and notes thereto of the following:
-	the retroactive implementation of the revised IFRS 2 standard, as described in note lc),
-	the reclassification of a private equity investment as a discontinued operation subsequent to its sale in 2008, as described in note 36, as to which the date is 14 April 2008, expresses an unqualified opinion thereon.
Ernst & Young Ltd

UBS AG, Zurich and Basel
Basel, 6 March 2008
except for the impact on the consolidated financial statements and notes thereto of the following:
-	the retroactive implementation of the revised IFRS 2 standard, as described in note 1c),
-	the reclassification of a private equity investment as a discontinued operation subsequent to its sale in 2008, as described in note 36, as to which the date is 14 April 2008
Report of the Group Auditors — Independent Registered Public Accounting Firm Consolidated Financial Statements
As auditors of the group we have audited the consolidated balance sheets of UBS AG as of 31 December 2007 and 2006, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended 31 December 2007, and notes thereto on pages 14 to 111. These consolidated financial statements are the responsibility of the company’s management and the board of directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We confirm that we meet the legal requirements in Switzerland concerning professional qualification and independence.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of UBS AG at 31 December 2007 and 2006, and the consolidated results of operations and cash flows for each of the three years in the period ended 31 December 2007 in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and they comply with Swiss Law.

Page 2/2
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), UBS AG’s internal control over financial reporting as of 31 December 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 6 March 2008, except for internal control over financial reporting related to:
-	the retroactive implementation of the revised IFRS 2 standard, as described in note lc),
-	the reclassification of a private equity investment as a discontinued operation subsequent to its sale in 2008, as described in note 36, of the 2007 consolidated financial statements as to which the date is 14 April 2008, expresses an unqualified opinion thereon.
Ernst & Young Ltd

Financial Statements

Income Statement

		For the year ended			% change from
CHF million, except per share data	Note	31.12.07	31.12.06	31.12.05	31.12.06

Continuing operations

Interest income	3	109,112	87,401	59,286	25

Interest expense	3	(103,775)	(80,880)	(49,758)	28

Net interest income	3	5,337	6,521	9,528	(18)

Credit loss (expense) / recovery		(238)	156	375

Net interest income after credit loss expense		5,099	6,677	9,903	(24)

Net fee and commission income	4	30,634	25,456	21,184	20

Net trading income	3	(8,353)	13,743	8,248

Other income	5	4,341	1,608	1,135	170

Revenues from industrial holdings		0	0	0	0

Total operating income		31,721	47,484	40,470	(33)

Personnel expenses	6	25,515	24,031	20,696	6

General and administrative expenses	7	8,429	7,942	6,469	6

Depreciation of property and equipment	15	1,243	1,244	1,240	0

Amortization of intangible assets	16	276	148	128	86

Goods and materials purchased		0	0	0	0

Total operating expenses		35,463	33,365	28,533	6

Operating profit from continuing operations before tax		(3,742)	14,119	11,937

Tax expense	22	1,369	2,998	2,270	(54)

Net profit from continuing operations		(5,111)	11,121	9,667

Discontinued operations

Operating profit from discontinued operations before tax	36	145	888	5,112	(84)

Tax expense	22	(258)	(11)	586

Net profit from discontinued operations		403	899	4,526	(55)

Net profit		(4,708)	12,020	14,193

Net profit attributable to minority interests		539	493	661	9

from continuing operations		539	390	430	38

from discontinued operations		0	103	231	(100)

Net profit attributable to UBS shareholders		(5,247)	11,527	13,532

from continuing operations		(5,650)	10,731	9,237

from discontinued operations		403	796	4,295	(49)

Earnings per share

Basic earnings per share (CHF)	8	(2.72)	5.83	6.72

from continuing operations		(2.93)	5.43	4.59

from discontinued operations		0.21	0.40	2.13	(48)

Diluted earnings per share (CHF)	8	(2.73)	5.59	6.44

from continuing operations		(2.94)	5.21	4.40

from discontinued operations		0.21	0.38	2.04	(45)

Balance Sheet
% change from
CHF million	Note	31.12.07	31.12.06	31.12.06

Assets

Cash and balances with central banks		18,793	3,495	438

Due from banks	9	60,907	50,426	21

Cash collateral on securities borrowed	10	207,063	351,590	(41)

Reverse repurchase agreements	10	376,928	405,834	(7)

Trading portfolio assets	11	610,061	627,036	(3)

Trading portfolio assets pledged as collateral	11	164,311	251,478	(35)

Positive replacement values	23	428,217	292,975	46

Financial assets designated at fair value	12	11,765	5,930	98

Loans	9	335,864	297,842	13

Financial investments available-for-sale	13	4,966	8,937	(44)

Accrued income and prepaid expenses		11,953	10,361	15

Investments in associates	14	1,979	1,523	30

Property and equipment	15	7,234	6,913	5

Goodwill and intangible assets	16	14,538	14,773	(2)

Other assets	17,22	18,189	17,497	4

Total assets		2,272,768	2,346,610	(3)

Liabilities

Due to banks	18	145,762	203,689	(28)

Cash collateral on securities lent	10	31,621	63,088	(50)

Repurchase agreements	10	305,887	545,480	(44)

Trading portfolio liabilities	11	164,788	204,773	(20)

Negative replacement values	23	443,539	297,063	49

Financial liabilities designated at fair value	19	191,853	145,687	32

Due to customers	18	641,892	555,886	15

Accrued expenses and deferred income		22,150	21,851	1

Debt issued	19	222,077	190,143	17

Other liabilities	20,21,22	61,029	63,480	(4)

Total liabilities		2,230,598	2,291,140	(3)

Equity

Share capital		207	211	(2)

Share premium		12,433	12,640	(2)

Net income recognized directly in equity, net of tax		(1,161)	819

Revaluation reserve from step acquisitions, net of tax		38	38	0

Retained earnings		34,139	46,072	(26)

Equity classified as obligation to purchase own shares		(74)	(185)	60

Treasury shares		(10,363)	(10,214)	(1)

Equity attributable to UBS shareholders		35,219	49,381	(29)

Equity attributable to minority interests		6,951	6,089	14

Total equity		42,170	55,470	(24)

Total liabilities and equity		2,272,768	2,346,610	(3)

Statement of Changes in Equity

	For the year ended
CHF million	31.12.07	31.12.06	31.12.05

Share capital

Balance at the beginning of the year	211	871	901

Issue of share capital	0	1	2

Capital repayment by par value reduction	0	(631)	0

Cancellation of second trading line treasury shares	(4)	(30)	(32)

Balance at the end of the year attributable to UBS shareholders	207	211	871

Share premium

Balance at the beginning of the year	12,640	12,317	9,231

Change in accounting policy			1,714

Premium on shares issued and warrants exercised	12	46	36

Net premium / (discount) on treasury share and own equity derivative activity	(560)	(271)	(309)

Employee share and share option plans	898	(56)	1,366

Tax benefits from deferred compensation awards	(557)	604	279

Balance at the end of the year attributable to UBS shareholders	12,433	12,640	12,317

Balance at the end of the year attributable to minority interests	556	461	2,415

Balance at the end of the year	12,989	13,101	14,732

Net income recognized directly in equity, net of tax

Foreign currency translation

Balance at the beginning of the year	(1,614)	(446)	(2,520)

Change in accounting policy			11

Movements during the year	(986)	(1,168)	2,063

Subtotal – balance at the end of the year attributable to UBS shareholders [1]	(2,600)	(1,614)	(446)

Balance at the end of the year attributable to minority interests	(480)	(208)	(26)

Subtotal – balance at the end of the year	(3,080)	(1,822)	(472)

Net unrealized gains / (losses) on financial investments available-for-sale, net of tax

Balance at the beginning of the year	2,876	931	761

Net unrealized gains / (losses) on financial investments available-for-sale	1,213	2,574	463

Impairment charges reclassified to the income statement	14	19	96

Realized gains reclassified to the income statement	(2,638)	(649)	(396)

Realized losses reclassified to the income statement	6	1	7

Subtotal – balance at the end of the year attributable to UBS shareholders	1,471	2,876	931

Balance at the end of the year attributable to minority interests	32	30	21

Subtotal – balance at the end of the year	1,503	2,906	952

Changes in fair value of derivative instruments designated as cash flow hedges, net of tax

Balance at the beginning of the year	(443)	(681)	(322)

Net unrealized gains / (losses) on the revaluation of cash flow hedges	239	1	(474)

Net realized (gains) / losses reclassified to the income statement	172	237	115

Subtotal – balance at the end of the year attributable to UBS shareholders	(32)	(443)	(681)

Balance at the end of the year attributable to minority interests	0	0	0

Subtotal – balance at the end of the year	(32)	(443)	(681)

Net income recognized directly in equity, net of tax attributable to UBS shareholders	(1,161)	819	(196)

Net income recognized directly in equity attributable to minority interests	(448)	(178)	(5)

Balance at the end of the year	(1,609)	641	(201)

Revaluation reserve from step acquisitions, net of tax

Balance at the beginning of the year	38	101	90

Movements during the year	0	(63)	11

Balance at the end of the year attributable to UBS shareholders	38	38	101

Statement of Changes in Equity (continued)

Retained earnings

Balance at the beginning of the year	46,072	41,756	36,692

Change in accounting policy			(1,852)

Net profit attributable to UBS shareholders for the year	(5,247)	11,527	13,532

Dividends paid [2]	(4,275)	(3,214)	(3,105)

Cancellation of second trading line treasury shares	(2,411)	(3,997)	(3,511)

Balance at the end of the year attributable to UBS shareholders	34,139	46,072	41,756

Balance at the end of the year attributable to minority interests	16	(25)	170

Balance at the end of the year	34,155	46,047	41,926

Statement of Changes in Equity (continued)

	For the year ended
CHF million	31.12.07	31.12.06	31.12.05

Equity classified as obligation to purchase own shares

Balance at the beginning of the year	(185)	(133)	(96)

Movements during the year	111	(52)	(37)

Balance at the end of the year attributable to UBS shareholders	(74)	(185)	(133)

Treasury shares

Balance at the beginning of the year	(10,214)	(10,739)	(11,105)

Acquisitions	(7,169)	(8,314)	(8,375)

Disposals	4,605	4,812	5,198

Cancellation of second trading line treasury shares	2,415	4,027	3,543

Balance at the end of the year attributable to UBS shareholders	(10,363)	(10,214)	(10,739)

Minority interests – preferred securities	6,827	5,831	5,039

Total equity attributable to UBS shareholders	35,219	49,381	43,977

Total equity attributable to minority interests	6,951	6,089	7,619

Total equity	42,170	55,470	51,596

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

Statement of Changes in Equity (continued)

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
All issued shares are fully paid.

Statement of Recognized Income and Expense

For the year ended	31.12.07			31.12.06			31.12.05
	Attributable to			Attributable to			Attributable to
	UBS			UBS			UBS
	share-	Minority		share-	Minority		share-	Minority
CHF million	holders	interests	Total	holders	interests	Total	holders	interests	Total

Net unrealized gains / (losses) on financial investments available-for-sale, before tax	(1,825)	2	(1,823)	2,610	9	2,619	152	(58)	94

Change in fair value of derivative instruments designated as cash flow hedges, before tax	541	0	541	332	0	332	(479)	0	(479)

Foreign currency translation	(986)	(272)	(1,258)	(1,168)	(182)	(1,350)	2,063	544	2,607

Tax on items transferred to / (from) equity	290	0	290	(759)	0	(759)	138	0	138

Net income recognized directly in equity	(1,980)	(270)	(2,250)	1,015	(173)	842	1,874	486	2,360

Net income recognized in the income statement	(5,247)	539	(4,708)	11,527	493	12,020	13,532	661	14,193

Total recognized income and expense	(7,227)	269	(6,958)	12,542	320	12,862	15,406	1,147	16,553

Statement of Cash Flows

	For the year ended
CHF million	31.12.07	31.12.06	31.12.05

Cash flow from / (used in) operating activities

Net profit	(4,708)	12,020	14,193

Adjustments to reconcile net profit to cash flow from / (used in) operating activities

Non-cash items included in net profit and other adjustments:

Depreciation of property and equipment	1,253	1,325	1,556

Amortization of intangible assets	282	196	340

Credit loss expense / (recovery)	238	(156)	(374)

Equity in income of associates	(120)	(117)	(152)

Deferred tax expense / (benefit)	(371)	(303)	(575)

Net loss / (gain) from investing activities	(4,085)	(2,092)	(5,062)

Net loss / (gain) from financing activities	3,779	3,659	4,025

Net (increase) / decrease in operating assets:

Net due from / to banks	(60,762)	80,269	(1,690)

Reverse repurchase agreements and cash collateral on securities borrowed	173,433	(61,382)	(125,097)

Trading portfolio, net replacement values and financial assets designated at fair value	60,729	(177,087)	(74,799)

Loans / due to customers	47,955	64,029	47,265

Accrued income, prepaid expenses and other assets	(2,408)	(4,263)	(1,482)

Net increase / (decrease) in operating liabilities:

Repurchase agreements, cash collateral on securities lent	(271,060)	66,370	64,558

Accrued expenses and other liabilities	7,430	14,755	15,895

Income taxes paid	(3,663)	(2,607)	(2,394)

Net cash flow from / (used in) operating activities	(52,078)	(5,384)	(63,793)

Cash flow from / (used in) investing activities

Investments in subsidiaries and associates	(2,337)	2,856	(1,540)

Disposal of subsidiaries and associates	885	1,154	3,240

Purchase of property and equipment	(1,910)	(1,793)	(1,892)

Disposal of property and equipment	134	499	270

Net (investment in) / divestment of financial investments available-for-sale	5,981	1,723	(2,487)

Net cash flow from / (used in) investing activities	2,753	4,439	(2,409)

Cash flow from / (used in) financing activities

Net money market paper issued / (repaid)	32,672	16,921	23,221

Net movements in treasury shares and own equity derivative activity	(2,771)	(3,179)	(1,805)

Capital issuance	0	1	2

Capital repayment by par value reduction	0	(631)	0

Dividends paid	(4,275)	(3,214)	(3,105)

Issuance of long-term debt, including financial liabilities designated at fair value	110,874	97,675	76,307

Repayment of long-term debt, including financial liabilities designated at fair value	(62,407)	(59,740)	(30,457)

Increase in minority interests [1]	1,094	1,331	1,572

Dividend payments to / purchase from minority interests	(619)	(1,072)	(575)

Net cash flow from / (used in) financing activities	74,568	48,092	65,160

Effects of exchange rate differences	(12,228)	(2,099)	4,993

Net increase / (decrease) in cash and cash equivalents	13,015	45,048	3,951

Cash and cash equivalents, beginning of the year	136,090	91,042	87,091

Cash and cash equivalents, end of the year	149,105	136,090	91,042

Cash and cash equivalents comprise:

Cash and balances with central banks	18,793	3,495	5,359

Money market paper [2]	77,215	87,144	57,826

Due from banks with original maturity of less than three months	53,097	45,451	27,857

Total	149,105	136,090	91,042

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
The Group sponsors the formation of entities, which may or may not be directly or indirectly owned subsidiaries, for the purpose of asset securitization transactions and structured debt issuance, and to accomplish certain narrow and well defined objectives. These companies may acquire assets directly or indirectly from UBS or its affiliates. Some of these companies are bankruptcy-remote entities whose assets are not available to satisfy the claims of creditors of the Group or any of its subsidiaries. Such companies are consolidated in the Group’s Financial Statements when the substance of the relationship between the Group and the company indicates that the company is controlled by the Group. UBS also has employee benefit trusts that are used in connection with share-based payment arrangements and deferred compensation schemes. Pursuant to the criteria set out in SIC 12 Consolidation – Special Purpose Entities, an interpretation of IAS 27, UBS consolidates these trusts if it controls such entities.
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
Trading portfolio assets transferred to external parties that do not qualify for derecognition (see part 4) ) are reclassified on UBS‘s balance sheet from Trading portfolio assets to Trading portfolio assets pledged as collateral, if the trans-feree has received the right to sell or repledge them.

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
Hybrid instruments which fall under criterion a) above include i) bonds and compound debt liabilities issued, ii) compound debt liabilities – OTC, and iii) hybrid financial assets from reverse repurchase agreements. Bonds and compound debt liabilities issued and OTC generally include embedded derivative components which refer to an underlying, e. g. equity price, interest rate, commodities price or index. UBS has designated almost all of its issued hybrid debt instruments as Financial liabilities designated at fair value through profit or loss.
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

Loans include loans originated by the Group where money is provided directly to the borrower, participation in a loan from another lender and purchased loans that are not quoted in an active market and for which no intention of imme-diate or short-term resale exists. Originated and purchased loans that are intended to be sold in the short term are generally recorded as Trading portfolio assets. Certain purchased non-performing loans are recognized as financial investments available-for-sale.
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
Collectively: All loans for which no impairment is identified on a counterparty-specific level are grouped into subportfolios with similar credit risk characteristics to collectively assess whether impairment exists within a portfolio. Allowances from collective assessment of impairment are recognized as Credit loss expense and result in an offset to the aggregated loan position. As the allowance cannot be allocated to individual loans, the loans are not considered to be impaired and interest is accrued on each loan according to its contractual terms.

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

Interests in the securitized financial assets may be retained in the form of senior or subordinated tranches, interest-only strips or other residual interests (“retained interests”). Retained interests are primarily recorded in Trading portfolio assets and carried at fair value. Gains or losses on securiti-zation are recognized in Net trading income, which is generally when the derecognition criteria are satisfied. Typically, the Group seeks to exit its risk in retained interests shortly after close of the securitization. The Group is also an active market maker in these securities and may therefore sub-sequently reacquire interests in the assets it securitizes. Financial assets purchased with the intention of securitizing them in the future, often referred to as warehousing assets or loans, are generally reflected in Trading portfolio assets, with changes in fair value recognized in net trading income. Synthetic securitization structures typically involve derivative financial instruments for which the principles set out in part 14) apply. Purchased asset-backed securities (ABS), including mortgage-backed securities (MBS), originated by third parties are recognized as financial assets held for trading, or in a minority of cases, as Financial investments available-for-sale.
UBS securitizes residential and commercial mortgage and other assets, acting as lead or co-manager. In addition, UBS acts as warehouse agent, structurer and placement agent in various collateralized debt obligation (CDO) and collateralized loan obligation (CLO), MBS and other ABS securitizations. In such capacity, UBS may purchase collateral on its own behalf or on behalf of customers during the per-iod prior to securitization. UBS typically sells the collateral into designated trusts at the close of the securitization and underwrites the offerings to investors. UBS earns fees for its placement and structuring services. For residential mortgage loan and other securitizations, the investors and the securitization vehicle generally have no recourse to UBS’s other assets for failure of loan holders to pay when due.
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

Hedge accounting
The Group also uses derivative instruments as part of its asset and liability management activities to manage ex-posures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions. The Group applies either fair value or cash flow hedge accounting when transactions meet the specified criteria to obtain hedge accounting treatment.

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

Economic hedges which do not qualify for hedge accounting
Derivative instruments which are transacted as economic hedges but do not qualify for hedge accounting are treated in the same way as derivative instruments used for trading purposes, i. e. realized and unrealized gains and losses are recognized in Net trading income except that, in certain cases, the forward points on short duration foreign exchange contracts are reported in Net interest income. Additionally, the Group has entered into economic hedges of credit risk within the loan portfolio using credit default swaps to which it cannot apply hedge accounting. In the event that the Group recognizes an impairment on a loan that is economically hedged in this way, the impairment is recognized in Credit loss expense, whereas any gain on the credit default swap is recorded in Net trading income. See Note 23 for additional information. Where UBS designates an economically hedged item at fair value through profit or loss, all fair value changes, including impairments, on both the hedged item and the hedging instrument are reflected in Net trading income (refer to part 7)). Credit losses incurred on over-the-counter (OTC) derivatives are reported in Net trading income.

Embedded derivatives
A derivative may be embedded in a “host contract”. Such combinations are known as hybrid instruments and arise predominantly from the issuance of certain structured debt instruments. If the host contract is not carried at fair value with changes in fair value reported in the income statement, the embedded derivative is generally required to be separated from the host contract and accounted for as a standalone derivative instrument at fair value through profit or loss if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract and the embedded derivative actually meets the definition of a derivative. Bifurcated embedded derivatives are presented on the same balance sheet line as the host contract, and are shown in Note 28 in the “Held for trading” category, reflecting the measurement and recognition principles applied.

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

Deferred tax liabilities are recognized for temporary differences between the carrying amounts of assets and liabi-lities in the balance sheet and their amounts as measured for tax purposes, which will result in taxable amounts in future periods. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future periods, but only to the extent it is probable that sufficient taxable profits will be available against which these differences can be utilized.
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

Hybrid debt instruments that are related to non-UBS AG equity instruments, foreign exchange, credit instruments or indices are considered structured instruments. If such instruments have not been designated at fair value through profit or loss, the embedded derivative is separated from the host contract and accounted for as a standalone derivative if the criteria for separation are met. The host contract is sub-sequently measured at amortized cost. UBS has designated most of its structured debt instruments at fair value through profit or loss – see part 7). The fair value option is not applied to certain hybrid instruments which contain bifurcatable embedded derivatives with references to foreign exchange rates and precious metal prices and which are not hedged by derivative instruments. Those hybrids are still subject to bifurcation of the embedded derivative.
Debt instruments with embedded derivatives that are related to UBS AG shares or to a derivative instrument that has UBS AG shares as its underlying are separated into a liability and an equity component at issue date if they require physical settlement. When the hybrid debt instrument is issued, a portion of the net proceeds is allocated to the debt component based on its fair value. The determination of fair value is generally based on quoted market prices for UBS debt instruments with comparable terms. The debt component is subsequently measured at amortized cost. The remaining amount of the net proceeds is allocated to the equity component and reported in Share premium. Subsequent changes in fair value of the separated equity component are not recognized. However, if the hybrid instrument or the embedded derivative related to UBS AG shares is to be cash settled or if it contains a settlement alternative, then the separated derivative is accounted for as a freestanding derivative, with changes in fair value recorded in Net trading income unless the entire hybrid debt instrument is designated at fair value through profit or loss (refer to part 7)).
It is the Group’s policy to hedge the fixed interest rate risk on debt issues (except for certain subordinated long-term note issues), and to apply fair value hedge accounting, if the fair value option is not applied to such financial instruments – see part 7). When hedge accounting is applied to fixed-rate debt instruments, the carrying values of debt issues are adjusted for changes in fair value related to the hedged exposure rather than carried at amortized cost – refer to part 14) for further discussion.
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

22) Equity participation plans
UBS provides various equity participation plans to employees in the form of share plans and share option plans. UBS recognizes the fair value of share and share option awards determined at the date of grant as compensation expense over the required service period. The fair value of share awards is equal to the average UBS share price at the date of grant adjusted to take into considerations any post-vesting sale and hedge restrictions and non-vesting conditions. For share option awards, fair value is determined using a Monte Carlo valuation model which takes into account the specific terms and conditions under which the share options are granted. Equity settled awards are classified as equity instruments and are not remeasured subsequent to the grant date, unless an award is modified such that its fair value immediately after modification exceeds its fair value immediately prior to modification. Any increase in fair value resulting from a modification is recognized as compensation expense, either over the remaining service period or immediately for vested awards.

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

26) Discontinued operations and non-current assets held for sale
UBS classifies individual non-current non-financial assets and disposal groups as held for sale if their carrying amount will be recovered principally through a sale trans-action rather than through continuing use – see part 17). Such assets or disposal groups are available for immediate sale in their present condition subject to terms that are usual and customary for sales of such assets or disposal groups and their sale is considered highly probable. These assets (and liabilities in the case of disposal groups) are measured at the lower of their carrying amount and fair value less costs to sell and presented in Other assets and Other liabilities (see Notes 17 and 20). Netting of assets and liabilities is not permitted.

UBS presents discontinued operations in a separate line in the income statement if an entity or a component of an entity has been disposed of or is classified as held for sale and a) represents a separate major line of business or geograph-ical area of operations, or b) is a subsidiary acquired exclusively with a view to resale (e. g. certain private equity investments). Net profit from discontinued operations includes the total of operating profit from discontinued operations and the gain or loss recognized on sale or measurement to fair value less costs to sell of the net assets constituting the discontinued operations. A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of UBS’s operations and cash flows. If an entity or a component of an entity is classified as a discontinued operation, UBS restates prior periods in the income statement – see part 3). Refer to Note 36 for details.

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

32) Revenues from Industrial Holdings and Goods and materials purchased
These restated Financial Statements 2007 do not include Revenues from Industrial Holdings and Goods and materials purchased, as the only consolidated industrial private equity investment in Industrial Holdings is classified as a discontinued operation.

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

Netting
In second quarter 2007, UBS concluded that it meets the criteria to offset Positive and Negative replacement values of OTC interest rate swaps transacted with London Clearing House (LCH). Under IFRS, positions are netted by currency and across maturities. The amount of replacement values netted was CHF 35,470 million at 31 December 2006. Fur-thermore, amounts included in Loans and Due to customers related to the Prime Brokerage business have been netted. At 31 December 2006, amounts netted were CHF 14,679 million. In both cases, the application of netting had no im-pact on UBS’s income statement, Earnings per share, credit exposure and regulatory capital.

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

Effective in 2006 and earlier
IAS 39 Financial Instruments: Recognition and Measurement – Amendment to the Fair Value Option
UBS adopted the revised IAS 39 fair value option on 1 January 2006. Under the amended guidance, the use of the fair value option requires that at least one of three defined cri-teria is satisfied, which is more restrictive than the previous guidance. All financial instruments designated at fair value through profit or loss at 31 December 2005 continued to qualify for the use of the fair value option under the revised fair value option. On the transition date of the revised standard, 1 January 2006, UBS did not apply the fair value option to any previously recognized financial asset or financial liability for which the fair value option had not been used under the previous fair value option guidance. Therefore, the initial adoption of the revised standard did not have an impact on UBS’s Financial Statements. See part 7) for details on the use of the revised fair value option during 2006 and 2007. In addition, effective 1 January 2006, the disclosure requirements for financial instruments designated at fair value through profit or loss (refer to Notes 12 and 19) have been amended due to the revision of IAS 32 Financial Instruments: Presentation.

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

c) International Financial Reporting Standards and Interpretations to be adopted in 2008 and later

IFRS 2 Share-based Payment: Vesting Conditions and Cancellations
On 1 January 2008, UBS adopted an amendment to IFRS 2 Share-based Payment Vesting: Conditions and Cancellations and fully restated the two comparative prior years. These Financial Statements 2007 reflect the restatements due to the retrospective implementation of IFRS 2.

The amended standard clarifies the definition of vesting conditions and the accounting treatment of cancellations. Under the amended standard, UBS is required to distinguish between vesting conditions (such as service and performance conditions) and non-vesting conditions. The amended standard no longer considers vesting conditions to include certain non-compete provisions and sale and hedge restrictions.
The impact of this change is that UBS compensation awards are expensed over the period that the employee is required to provide active services in order to earn the award, this no longer includes the non-compete period.
Post-vesting sale and hedge restrictions and non-vesting conditions are considered when determining grant date fair value.
The effect of the restatement on the opening balance sheet at 1 January 2006 was as follows: reduction of retained earnings by approximately CHF 2.3 billion, increase of share premium by approximately CHF 2.3 billion, increase of liabilities (including deferred tax liabilities) by approximately CHF 0.5 billion, and increase of deferred tax assets by approximately CHF 0.5 billion. Additional compensation expense of CHF 797 million and CHF 516 million was recognized in 2007 and 2006, respectively, in these restated Financial Statements 2007. The additional compensation expense is attributable to the acceleration of expense related to share-based awards as well as for certain AIV awards and deferred cash compensation awards which contain non-compete provisions and sale and hedge restrictions that no longer qualify as vesting conditions under the Standard. The additional compensation expense of approximately CHF 797 million for 2007 includes awards granted in 2008 for the performance year 2007.

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

DRCM closure
Global Asset Management performance from continuing operations before tax in 2007 includes costs of CHF 212 million for the DRCM closure. These costs are reflected in Personnel expenses (CHF 146 million), General and administrative expenses (CHF 38 million) and impairments reflected in Depreciation of property and equipment (CHF 28 million).

Note 2a Reporting by Business Group (continued)

For the year ended 31 December 2007
	Financial Businesses						Industrial Holdings	UBS
	Global Wealth Management &			Global Asset	Investment	Corporate
	Business Banking			Management	Bank	Center
	Wealth Management	Wealth
	International &	Management	Business Banking
CHF million	Switzerland	US	Switzerland

Income [1]	12,893	6,662	5,286	4,094	(538)	2,873	689	31,959

Credit loss (expense) / recovery	(1)	(2)	31	0	(266)	0	0	(238)

Total operating income	12,892	6,660	5,317	4,094	(804)	2,873	689	31,721

Personnel expenses	3,873	4,551	2,556	1,856	11,314	1,334	31	25,515

General and administrative expenses	1,064	976	1,101	559	3,423	1,298	8	8,429

Services (to) / from other business units	1,531	314	(674)	153	746	(2,194)	124	0

Depreciation of property and equipment	95	79	67	53	210 [2]	739	0	1,243

Amortization of intangible assets [3]	19	66	0	19	172	0	0	276

Goods and materials purchased							0	0

Total operating expenses	6,582	5,986	3,050	2,640	15,865	1,177	163	35,463

Business Group performance from continuing operations before tax	6,310	674	2,267	1,454	(16,669)	1,696	526	(3,742)

Business Group performance from discontinued operations before tax						7	138	145

Business Group performance before tax	6,310	674	2,267	1,454	(16,669)	1,703	664	(3,597)

Tax expense on continuing operations								1,369

Tax expense on discontinued operations								(258)

Net profit								(4,708)

Additional information [4]

Total assets	349,849	71,570	296,199	51,471	1,984,134	(480,956)	501	2,272,768

Total liabilities	344,662	66,637	291,001	49,099	1,965,773	(488,233)	1,659	2,230,598

Capital expenditure	106	254	26	319	88	1,326	19	2,138

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

Note 2a Reporting by Business Group (continued)

For the year ended 31 December 2006
								Industrial
	Financial Businesses							Holdings	UBS
	Global Wealth Management &			Global Asset	Investment		Corporate
	Business Banking			Management	Bank		Center
	Wealth
	Management	Wealth	Business
	International &	Management	Banking
CHF million	Switzerland	US	Switzerland

Income[1]	10,827	5,863	5,085	3,220	21,726		294	313	47,328

Credit loss (expense) / recovery	1	(1)	109	0	47		0	0	156

Total operating income	10,828	5,862	5,194	3,220	21,773		294	313	47,484

Personnel expenses	3,173	3,839	2,411	1,575	11,714		1,273	46	24,031

General and administrative expenses	885	1,073	1,070	399	3,260		1,242	13	7,942

Services (to) / from other business units	1,479	281	(642)	(105)	956		(1,978)	9	0

Depreciation of property and equipment	84	74	74	27	203	[2]	783	(1)	1,244

Amortization of intangible assets [3]	10	53	0	4	72		9	0	148

Goods and materials purchased								0	0

Total operating expenses	5,631	5,320	2,913	1,900	16,205		1,329	67	33,365

Business Group performance from continuing operations before tax	5,197	542	2,281	1,320	5,568		(1,035)	246	14,119

Business Group performance from discontinued operations before tax							4	884	888

Business Group performance before tax	5,197	542	2,281	1,320	5,568		(1,031)	1,130	15,007

Tax expense on continuing operations									2,998

Tax expense on discontinued operations									(11)

Net profit									12,020

Additional information [4]

Total assets	286,334	63,260	211,837	48,616	2,059,019		(324,344)	1,888	2,346,610

Total liabilities	281,328	58,007	205,749	46,672	2,039,225		(343,245)	3,404	2,291,140

Capital expenditure	257	273	14	498	593		1,385	97	3,117

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

Note 2a Reporting by Business Group (continued)

For the year ended 31 December 2005
								Industrial
	Financial Businesses							Holdings	UBS
	Global Wealth Management &			Global Asset	Investment	Corporate
	Business Banking			Management	Bank	Center
	Wealth
	Management	Wealth
	International &	Management	Business Banking			Private Banks	Corporate
CHF million	Switzerland	US	Switzerland			& GAM	Functions

Income [1]	9,024	5,158	4,949	2,487	17,448		455	574	40,095

Credit loss (expense) / recovery	(8)	0	231	0	152		0	0	375

Total operating income	9,016	5,158	5,180	2,487	17,600		455	574	40,470

Personnel expenses	2,598	3,526	2,450	1,040	9,796		1,195	91	20,696

General and administrative expenses	804	1,047	994	304	2,215		1,084	21	6,469

Services (to) / from other business units	1,371	223	(634)	116	640		(1,730)	14	0

Depreciation of property and equipment	89	65	72	21	136		857	0	1,240

Amortization of intangible assets [2]	7	49	0	1	53		17	1	128

Goods and materials purchased								0	0

Total operating expenses	4,869	4,910	2,882	1,482	12,840		1,423	127	28,533

Business Group performance from continuing operations before tax	4,147	248	2,298	1,005	4,760		(968)	447	11,937

Business Group performance from discontinued operations before tax						4,604	(26)	534	5,112

Business Group performance before tax	4,147	248	2,298	1,005	4,760	4,604	(994)	981	17,049

Tax expense on continuing operations									2,270

Tax expense on discontinued operations									586

Net profit									14,193

Additional information [3]

Total assets	223,854	64,909	177,624	40,782	1,707,021		(226,763)	11,549	1,998,976

Total liabilities	219,141	59,915	170,668	39,217	1,689,276		(242,651)	11,814	1,947,380

Capital expenditure	81	84	58	16	138	25	1,264	299	1,965

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

For the year ended 31 December 2007
	Total operating income		Total assets		Capital expenditure
	CHF million	Share %	CHF million	Share %	CHF million	Share %

Switzerland	18,787	59	222,556	10	436	20

Rest of Europe / Middle East / Africa	1,042	3	777,054	34	380	18

Americas	5,499	18	1,015,167	45	1,004	47

Asia Pacific	6,393	20	257,991	11	318	15

Total	31,721	100	2,272,768	100	2,138	100

For the year ended 31 December 2006
	Total operating income		Total assets		Capital expenditure
	CHF million	Share %	CHF million	Share %	CHF million	Share %

Switzerland	12,964	27	211,566	9	650	21

Rest of Europe / Middle East / Africa	12,512	26	699,763	30	385	12

Americas	17,020	36	1,229,254	52	1,754	56

Asia Pacific	4,988	11	206,027	9	328	11

Total	47,484	100	2,346,610	100	3,117	100

For the year ended 31 December 2005
	Total operating income		Total assets		Capital expenditure
	CHF million	Share %	CHF million	Share %	CHF million	Share %

Switzerland	13,798	34	203,943	10	973	49

Rest of Europe / Middle East / Africa	8,976	22	628,101	32	467	24

Americas	14,063	35	1,004,684	50	386	20

Asia Pacific	3,633	9	162,248	8	139	7

Total	40,470	100	1,998,976	100	1,965	100

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

Net interest and trading income
	For the year ended			% change from
CHF million	31.12.07	31.12.06	31.12.05	31.12.06

Net interest income	5,337	6,521	9,528	(18)

Net trading income	(8,353)	13,743	8,248

Total net interest and trading income	(3,016)	20,264	17,776

Breakdown by businesses
	For the year ended			% change from
CHF million	31.12.07	31.12.06	31.12.05	31.12.06

Net income from trading businesses [1]	(10,658)	13,730	11,795

Net income from interest margin businesses	6,230	5,718	5,292	9

Net income from treasury activities and other	1,412	816	689	73

Total net interest and trading income	(3,016)	20,264	17,776

1 Includes lending activities of the Investment Bank.

Net interest income [1]
	For the year ended			% change from
CHF million	31.12.07	31.12.06	31.12.05	31.12.06

Interest income

Interest earned on loans and advances [2]	21,263	15,266	11,678	39

Interest earned on securities borrowed and reverse repurchase agreements	48,274	39,771	23,362	21

Interest and dividend income from trading portfolio	39,101	32,211	24,134	21

Interest income on financial assets designated at fair value	298	25	26

Interest and dividend income from financial investments available-for-sale	176	128	86	38

Total	109,112	87,401	59,286	25

Interest expense

Interest on amounts due to banks and customers	29,318	20,024	11,226	46

Interest on securities lent and repurchase agreements	40,581	34,021	20,480	19

Interest and dividend expense from trading portfolio	15,812	14,533	10,736	9

Interest on financial liabilities designated at fair value	7,659	4,757	2,390	61

Interest on debt issued	10,405	7,545	4,926	38

Total	103,775	80,880	49,758	28

Net interest income	5,337	6,521	9,528	(18)

1 Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.  2 Includes interest income on impaired loans and advances of CHF 110 million for 2007, CHF 158 million for 2006 and CHF 123 million for 2005.

Note 3 Net Interest and Trading Income (continued)

Net trading income [1]
	For the year ended			% change from
CHF million	31.12.07	31.12.06	31.12.05	31.12.06

Equities	9,048	7,064	3,900	28

Fixed income	(20,949)	2,755	1,240

Foreign exchange and other [2]	3,548	3,924	3,108	(10)

Net trading income	(8,353)	13,743	8,248

thereof net gains / (losses) from financial assets designated at fair value	(30)	(397)	70

thereof net gains / (losses) from financial liabilities designated at fair value	(3,779)	(3,659)	(4,024)

1 Please refer to the table “Net Interest and Trading Income” on the previous page for the Net income from trading businesses (for an explanation, read the corresponding introductory comment). 2 Includes cash & collateral trading and commodities.

For the year ended 31 December 2007, the Group recorded a gain of CHF 659 million in Net trading income from changes in the fair value of financial liabilities designated at fair value attributable to changes in the Group’s own credit risk. The change applies to those financial liabilities designated at fair value where the Group’s own credit risk would be considered by market participants and excludes fully collateralized transactions and other instruments for which it is established market practice not to include an entity-specific adjustment for own credit. It was calculated based on a yield curve generated from observed external pricing for funding associated with new senior debt issued by the Group.

Positions with significant impact on net trading income[1,2]

For the year ended 31 December 2007	USD billion	CHF billion[3]

US Super Senior RMBS CDO	(9.2)	(10.5)

US Residential mortgage-backed securities (RMBS)	(2.6)	(2.9)

US Warehouse and retained RMBS CDO	(2.8)	(3.2)

US Reference linked notes (RLN) [4]	(1.3)	(1.5)

US Alt-A, AAA – rated RMBS backed by first lien mortgages	(0.8)	(0.9)

US Alt-A residental mortgage instruments, other	(1.2)	(1.4)

Credit valuation adjustments for monoline credit protection on US RMBS CDO	(0.8)	(0.9)

Total	(18.7)	(21.3)

1 Includes only the main positions reflected in the audited section “Risk concentrations” in Risk, Treasury and Capital Management 2007. 2 The losses of CHF 21.3 billion disclosed in this table are reflected in Net trading income of CHF (8,353) million for the year ended 31 December 2007. 3 The exchange rate represents the average rate for fourth quarter 2007 (1 USD = 1.14 CHF). 4 Includes US residential sub-prime and Alt-A mortgage components of the RLN program.

Note 4 Net Fee and Commission Income
	For the year ended			% change from
CHF million	31.12.07	31.12.06	31.12.05	31.12.06

Equity underwriting fees	2,564	1,834	1,341	40

Debt underwriting fees	1,178	1,279	1,264	(8)

Total underwriting fees	3,742	3,113	2,605	20

M & A and corporate finance fees	2,768	1,852	1,460	49

Brokerage fees	10,281	8,053	6,718	28

Investment fund fees	7,422	5,858	4,750	27

Fiduciary fees	297	252	212	18

Custodian fees	1,367	1,266	1,176	8

Portfolio and other management and advisory fees	7,790	6,622	5,310	18

Insurance-related and other fees	423	449	372	(6)

Total securities trading and investment activity fees	34,090	27,465	22,603	24

Credit-related fees and commissions	279	269	306	4

Commission income from other services	1,017	1,064	1,027	(4)

Total fee and commission income	35,386	28,798	23,936	23

Brokerage fees paid	2,610	1,904	1,631	37

Other	2,142	1,438	1,121	49

Total fee and commission expense	4,752	3,342	2,752	42

Net fee and commission income	30,634	25,456	21,184	20

Note 5 Other Income
	For the year ended			% change from
CHF million	31.12.07	31.12.06	31.12.05	31.12.06

Associates and subsidiaries

Net gains from disposals of consolidated subsidiaries	(70)	(11)	1	(536)

Net gains from disposals of investments in associates	28	21	26	33

Equity in income of associates	145	106	57	37

Total	103	116	84	(11)

Financial investments available-for-sale

Net gains from disposals	3,338	921	231	262

Impairment charges	(71)	(12)	(26)	(492)

Total	3,267	909	205	259

Net income from investments in property [1]	108	61	42	77

Net gains from investment properties [2]	31	5	12	520

Other	143	204	218	(30)

Total other income from Financial Businesses	3,652	1,295	561	182

Other income from industrial holdings	689	313	574	120

Total other income	4,341	1,608	1,135	170

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

Note 6 Personnel Expenses
	For the year ended			% change from
CHF million	31.12.07	31.12.06	31.12.05	31.12.06

Salaries and bonuses	20,715	19,441	16,478	7

Contractors	630	822	823	(23)

Insurance and social security contributions	1,290	1,398	1,286	(8)

Contribution to retirement plans	922	802	712	15

Other personnel expenses	1,958	1,568	1,397	25

Total personnel expenses	25,515	24,031	20,696	6

Note 7 General and Administrative Expenses
	For the year ended			% change from
CHF million	31.12.07	31.12.06	31.12.05	31.12.06

Occupancy	1,569	1,415	1,259	11

Rent and maintenance of IT and other equipment	701	648	599	8

Telecommunications and postage	948	906	837	5

Administration	991	781	704	27

Marketing and public relations	585	601	515	(3)

Travel and entertainment	1,029	934	729	10

Professional fees	1,106	919	619	20

Outsourcing of IT and other services	1,233	1,090	869	13

Other	267	648	338	(59)

Total general and administrative expenses	8,429	7,942	6,469	6

Note 8 Earnings per Share (EPS) and Shares Outstanding
	For the year ended			% change from
	31.12.07	31.12.06	31.12.05	31.12.06

Basic earnings (CHF million)

Net profit attributable to UBS shareholders	(5,247)	11,527	13,532

from continuing operations	(5,650)	10,731	9,237

from discontinued operations	403	796	4,295	(49)

Diluted earnings (CHF million)

Net profit attributable to UBS shareholders	(5,247)	11,527	13,532

Less: (Profit) / loss on equity derivative contracts	(16)	(8)	(22)	(100)

Net profit attributable to UBS shareholders for diluted EPS	(5,263)	11,519	13,510

from continuing operations	(5,666)	10,723	9,238

from discontinued operations	403	796	4,272	(49)

Weighted average shares outstanding

Weighted average shares outstanding [1]	1,926,328,078	1,976,405,800	2,013,987,754	(3)

Potentially dilutive ordinary shares resulting from unvested exchangeable shares, options and warrants outstanding [2]	1,370,654	82,429,012	83,203,786	(98)

Weighted average shares outstanding for diluted EPS	1,927,698,732	2,058,834,812	2,097,191,540	(6)

Earnings per share (CHF)

Basic	(2.72)	5.83	6.72

from continuing operations	(2.93)	5.43	4.59

from discontinued operations	0.21	0.40	2.13	(48)

Diluted	(2.73)	5.59	6.44

from continuing operations	(2.94)	5.21	4.40

from discontinued operations	0.21	0.38	2.04	(45)

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

Shares outstanding
	As of			% change from
	31.12.07	31.12.06	31.12.05	31.12.06

Total ordinary shares issued	2,073,547,344	2,105,273,286	2,177,265,044	(2)

Second trading line treasury shares

2005 program			67,770,000

2006 program		22,600,000

Other treasury shares	158,105,524	141,875,699	140,749,748	11

Total treasury shares	158,105,524	164,475,699	208,519,748	(4)

Shares outstanding	1,915,441,820	1,940,797,587	1,968,745,296	(1)

Balance Sheet: Assets

Note 9a Due from Banks and Loans (Held at Amortized Cost)

By type of exposure
CHF million	31.12.07	31.12.06

Banks [1]	60,935	50,456

Allowance for credit losses	(28)	(30)

Net due from banks	60,907	50,426

Loans [1]

Residential mortgages	122,435	124,548

Commercial mortgages	21,058	19,989

Other loans	193,374	154,531

Subtotal	336,867	299,068

Allowance for credit losses	(1,003)	(1,226)

Net loans	335,864	297,842

Net due from banks and loans (held at amortized cost)	396,771	348,268

1 Includes Due from banks and loans from industrial holdings in the amount of CHF 27 million and CHF 93 million for 2007 and 2006, respectively.

Additional information about due from banks, loans (held at amortized cost)
and loans designated at fair value

CHF million	31.12.07	31.12.06

Net due from banks and loans (held at amortized cost)	396,771	348,268

Loans designated at fair value [2]	4,116	2,252

Total	400,887	350,520

2 Equals the sum of Loans and Structured loans in Note 12.

By geographical region (based on the location of the borrower)

CHF million	31.12.07	31.12.06

Switzerland	166,435	163,090

Rest of Europe / Middle East / Africa	79,322	67,584

Americas	128,318	102,768

Asia Pacific	27,843	18,334

Subtotal	401,918	351,776

Allowance for credit losses	(1,031)	(1,256)

Net due from banks, loans (held at amortized cost) and loans designated at fair value	400,887	350,520

By type of collateral

CHF million	31.12.07	31.12.06

Secured by real estate	145,927	146,518

Collateralized by securities	133,912	85,200

Guarantees and other collateral	42,330	27,000

Unsecured	79,749	93,058

Subtotal	401,918	351,776

Allowance for credit losses	(1,031)	(1,256)

Net due from banks, loans (held at amortized cost) and loans designated at fair value	400,887	350,520

Note 9b Allowances and Provisions for Credit Losses
		Collective loan
	Specific allowances	loss allowances
CHF million	and provisions	and provisions	Total 31.12.07	Total 31.12.06

Balance at the beginning of the year	1,294	38	1,332	1,776

Write-offs	(321)	0	(321)	(363)

Recoveries	55	0	55	62

Increase / (decrease) in credit loss allowances and provisions	242	(4)	238	(156)

Disposals	(131)	0	(131)	0

Foreign currency translation and other adjustments	(9)	0	(9)	13

Balance at the end of the year	1,130	34	1,164	1,332 [1]

1 During 2006, all country provisions were released.

		Collective loan
	Specific allowances	loss allowances
CHF million	and provisions	and provisions	Total 31.12.07	Total 31.12.06

As a reduction of Due from banks	28	0	28	30

As a reduction of Loans	969	34	1,003	1,226

As a reduction of other balance sheet positions	70	0	70	0

Subtotal	1,067	34	1,101	1,256

Included in Other liabilities related to provisions for contingent claims	63	0	63	76

Total allowances and provisions for credit losses	1,130	34	1,164	1,332

Note 9c Impaired Due from Banks and Loans
CHF million	31.12.07	31.12.06

Total gross impaired due from banks and loans [1]	2,392	2,628

Allowance for impaired due from banks	28	30

Allowance for impaired loans	969	1,188

Total allowances for credit losses related to impaired due from banks and loans	997	1,218

Average total gross impaired due from banks and loans [2]	2,483	3,003

1 All impaired due from banks and loans have a specific allowance for credit losses. 2 Average balances are calculated from quarterly data.

CHF million	31.12.07	31.12.06

Total gross impaired due from banks and loans	2,392	2,628

Estimated liquidation proceeds of collateral	(1,104)	(1,059)

Net impaired due from banks and loans	1,288	1,569

Total allowances for credit losses related to impaired due from banks and loans	997	1,218

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

CHF million	31.12.07	31.12.06

Total gross non-performing due from banks and loans	1,481	1,918

Total allowances for credit losses related to non-performing due from banks and loans	873	1,112

Average total gross non-performing due from banks and loans [1]	1,820	2,135

1 Average balances are calculated from quarterly data.

CHF million	31.12.07	31.12.06

Non-performing due from banks and loans at the beginning of the year	1,918	2,363

Net additions / (reductions)	(165)	(157)

Write-offs and disposals	(272)	(288)

Non-performing due from banks and loans at the end of the year	1,481	1,918

By type of exposure

CHF million	31.12.07	31.12.06

Banks	26	29

Loans

Secured by real estate	428	561

Other	1,027	1,328

Total loans	1,455	1,889

Total non-performing due from banks and loans	1,481	1,918

By geographical region (based on the location of borrower)

CHF million	31.12.07	31.12.06

Switzerland	1,349	1,744

Rest of Europe / Middle East / Africa	78	106

Americas	51	62

Asia Pacific	3	6

Total non-performing due from banks and loans	1,481	1,918

Note 10 Securities Borrowing, Securities Lending, Repurchase and Reverse Repurchase Agreements

The Group enters into collateralized reverse repurchase and repurchase agreements and securities borrowing and securities lending transactions that may result in credit exposure in the event that the counterparty to the trans-action is unable to fulfill its contractual obligations. The Group controls credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Group when deemed necessary.

Balance sheet assets
	Cash collateral on		Cash collateral on
	securities	Reverse repurchase	securities	Reverse repurchase
CHF million	borrowed 31.12.07	agreements 31.12.07	borrowed 31.12.06	agreements 31.12.06

By counterparty

Banks	48,480	221,575	53,538	209,606

Customers	158,583	155,353	298,052	196,228

Total	207,063	376,928	351,590	405,834

Note 10 Securities Borrowing, Securities Lending, Repurchase and Reverse Repurchase Agreements (continued)

Balance sheet liabilities
	Cash collateral on	Repurchase	Cash collateral on	Repurchase
CHF million	securities lent 31.12.07	agreements 31.12.07	securities lent 31.12.06	agreements 31.12.06

By counterparty

Banks	29,512	139,156	44,118	274,910

Customers	2,109	166,731	18,970	270,570

Total	31,621	305,887	63,088	545,480

Note 11 Trading Portfolio

The Group trades in debt instruments (including money market paper and tradable loans), equity instruments, precious metals, other commodities and derivatives to meet the financial needs of its customers and to generate revenue. Note 23 provides a description of the various classes of derivative instruments.

CHF million	31.12.07	31.12.06

Trading portfolio assets

Money market paper	76,866	86,790

thereof pledged as collateral with central banks	198	20,053

thereof pledged as collateral (excluding central banks)	35,604	45,356

thereof pledged as collateral and can be repledged or resold by counterparty	32,239	38,173

Debt instruments

Swiss government and government agencies	304	340

US Treasury and government agencies	75,137	114,714

Other government agencies	57,864	71,170

Corporate listed	127,990	214,129

Other – unlisted	152,669	111,001

Total	413,964	511,354

thereof pledged as collateral	170,276	244,697

thereof can be repledged or resold by counterparty	106,747	158,549

Equity instruments

Listed	181,034	183,731

Unlisted	25,968	27,938

Total	207,002	211,669

thereof pledged as collateral	26,870	56,760

thereof can be repledged or resold by counterparty	25,325	54,756

Traded loans	47,122	47,630

Precious metals and other commodities [1]	29,418	21,071

Total trading portfolio assets	774,372	878,514

Trading portfolio liabilities

Debt instruments

Swiss government and government agencies	85	129

US Treasury and government agencies	50,187	81,385

Other government agencies	40,610	58,538

Corporate listed	24,722	21,788

Other – unlisted	4,822	2,101

Total	120,426	163,941

Equity instruments	44,362	40,832

Total trading portfolio liabilities	164,788	204,773

1 Other commodities predominantly consist of energy.

Note 12 Financial Assets Designated at Fair Value

CHF million	31.12.07	31.12.06

Loans	3,633	2,104

Structured loans	483	148

Reverse repurchase and securities borrowing agreements

Banks	4,289	2,942

Customers	1,232	307

Other financial assets	2,128	429

Total financial assets designated at fair value	11,765	5,930

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

The amount by which credit derivatives or similar instruments mitigate the maximum exposure to credit loss of loans and structured loans designated at fair value is as follows:

CHF million	31.12.07	31.12.06

Notional amount of loans and structured loans	4,166	2,348

Credit derivatives related to loans and structured loans – notional amounts [1]	3,351	663

Credit derivatives related to loans and structured loans – fair value [1]	59	2

Additional Information

				Cumulative from
				inception until
	For the year ended			the year ended
CHF million	31.12.07	31.12.06	[2]	31.12.07

Change in fair value of loans and structured loans designated at fair value, attributable to changes in credit risk [3]	(87)	(8)		(98)

Change in fair value of credit derivatives and similar instruments which mitigate the maximum exposure to credit loss of loans and structured loans designated at fair value [3]	58	2		59

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

Note 13 Financial Investments Available-for-Sale

CHF million	31.12.07	31.12.06

Money market paper	349	354

Other debt instruments

Listed	317	260

Unlisted	717	261

Total	1,034	521

Equity instruments

Listed	1,865	5,880

Unlisted	1,718	2,182

Total	3,583	8,062

Total financial investments available-for-sale	4,966	8,937

Net unrealized gains / (losses) – before tax	1,900	3,723

Net unrealized gains / (losses) – after tax	1,503	2,906

Note 14 Investments in Associates

CHF million	31.12.07	31.12.06

Carrying amount at the beginning of the year	1,523	2,956

Additions	1,656	542

Disposals	(846)	(2,043)

Transfers	(367)	13

Income [1]	137	156

Impairments [2]	(17)	(27)

Dividends paid	(42)	(33)

Foreign currency translation	(65)	(41)

Carrying amount at the end of the year	1,979	1,523

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

CHF million	31.12.07	31.12.06

Assets	9,189	27,299

Liabilities	2,524	22,831

Revenues	1,228	1,888

Net profit	321	318

Note 15 Property and Equipment

At historical cost less accumulated depreciation

				Other	Plant and
			IT, software	machines	manu-
	Own-used	Leasehold	and com-	and	facturing	Projects in
CHF million	properties	improvements	munication	equipment	equipment	progress	31.12.07	31.12.06

Historical cost

Balance at the beginning of the year	9,286	3,210	4,477	893	53	558	18,477	21,670

Additions	90	287	477	205	2	666	1,727	1,793

Additions from acquired companies	0	4	0	2	0	0	6	29

Disposals / write-offs [1]	(80)	(382)	(317)	(204)	(25)	0	(1,008)	(4,915)

Reclassifications	(28)	314	136	31	0	(529)	(76)	(26)

Foreign currency translation	(26)	(136)	(169)	(42)	(1)	(29)	(403)	(74)

Balance at the end of the year	9,242	3,297	4,604	885	29	666	18,723	18,477

Accumulated depreciation

Balance at the beginning of the year	4,930	2,096	3,887	623	42	0	11,578	12,275

Depreciation [2,3]	231	299	608	110	5	0	1,253	1,325

Disposals / write-offs [1]	(28)	(342)	(310)	(174)	(19)	0	(873)	(1,942)

Reclassifications	(10)	0	(4)	0	0	0	(14)	(10)

Foreign currency translation	(2)	(85)	(159)	(19)	(1)	0	(266)	(70)

Balance at the end of the year	5,121	1,968	4,022	540	27	0	11,678	11,578

Net book value at the end of the year [4]	4,121	1,329	582	345	2	666	7,045	6,899

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

The recoverable amount is determined using a proprietary model based on the discounted cash flow method, which has been adapted to give effect to the special features of the banking business and its regulatory environment. The recoverable amount is determined by estimating streams of earnings available to shareholders in the next four quarters based on a rolling forecast process, discounted to their present values. The terminal value reflecting all periods beyond the first year is calculated on the basis of the estimated individual return on equity for each segment, which is derived from the forecast first-year profit, the underlying equity, the cost of equity and the long-term growth rate. The recoverable amount of the segments is the sum of earnings available to shareholders from the first year and the terminal value. The model is most sensitive to changes in the forecast earnings available to shareholders in year one, the estimated return on equity, the underlying equity, the cost of equity and to changes in the long-term growth rate. The applied long-term growth rate is based on long-term risk-free interest rates. Earnings available to shareholders are estimated based on forecast results, business initiatives and planned capital investments and returns to shareholders. Valuation parameters used within the Group’s impairment test model are linked to external market information, where applicable. Discount rates applied are 9% for Wealth Management International & Switzerland and for Business Banking Switzerland, 10.5% for Wealth Management US and Global Asset Management and 11.5% for Investment Bank.
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

	Goodwill	Intangible assets
			Customer
			relationships,
			contractual
CHF million	Total	Infrastructure	rights and other	Total	31.12.07	31.12.06

Historical cost

Balance at the beginning of the year	12,464	942	2,087	3,029	15,493	14,385

Additions and reallocations	940	0	(328)	(328)	612	3,336

Disposals	0	0	(3)	(3)	(3)	(1,373)

Write-offs [1]	0	0	(175)	(175)	(175)	(28)

Foreign currency translation	(575)	(66)	38	(28)	(603)	(827)

Balance at the end of the year	12,829	876	1,619	2,495	15,324	15,493

Accumulated amortization

Balance at the beginning of the year		291	429	720	720	899

Amortization [2]		46	236	282	282	196

Disposals		0	(3)	(3)	(3)	(301)

Write-offs [1]		0	(175)	(175)	(175)	(28)

Foreign currency translation		(22)	(16)	(38)	(38)	(46)

Balance at the end of the year		315	471	786	786	720

Net book value at the end of the year	12,829	561	1,148	1,709	14,538	14,773

1 Represents write-offs of fully amortized intangible assets.  2 Amortization expense of CHF 6 million and CHF 48 million is related to discontinued operations for 2007 and 2006.

The following table presents the disclosure of goodwill and intangible assets by Business unit for the year ended 31 December 2007.

	Balance at					Balance at
	the beginning	Additions and			Foreign currency	the end
CHF million	of the year	reallocations	Disposals	Amortization	translation	of the year

Goodwill

Wealth Management International & Switzerland	1,645	125	0		(73)	1,697

Wealth Management US	4,006	193	0		(292)	3,907

Business Banking Switzerland	0	0	0		0	0

Global Asset Management	1,531	495	0		(26)	2,000

Investment Bank	5,262	127	0		(182)	5,207

Corporate Center	0	0	0		0	0

Industrial Holdings	20	0	0		(2)	18

UBS	12,464	940	0		(575)	12,829

Intangible assets

Wealth Management International & Switzerland	325	(22)	0	(19)	4	288

Wealth Management US	793	58	0	(66)	(56)	729

Business Banking Switzerland	0	0	0	0	0	0

Global Asset Management	498	(262)	0	(19)	47	264

Investment Bank	688	(110)	0	(172)	16	422

Corporate Center	0	0	0	0	0	0

Industrial Holdings	5	8	0	(6)	(1)	6

UBS	2,309	(328)	0	(282)	10	1,709

The estimated, aggregated amortization expenses for intangible assets are as follows:

CHF million	Intangible assets

Estimated, aggregated amortization expenses for:

2008	198

2009	195

2010	179

2011	166

2012	141

2013 and thereafter	830

Total	1,709

Note 17 Other Assets

CHF million	Note	31.12.07	31.12.06

Deferred tax assets	22	3,220	3,934

Settlement and clearing accounts		6,370	3,159

VAT and other tax receivables		454	318

Prepaid pension costs		886	814

Properties held for sale		1,145	1,254

Accounts receivable trade		28	114

Inventory – industrial holdings		44	68

Other receivables		6,042	7,836

Total other assets		18,189	17,497

Balance Sheet: Liabilities

Note 18 Due to Banks and Customers

CHF million	31.12.07	31.12.06

Due to banks	145,762	203,689

Due to customers in savings and investment accounts	109,128	114,264

Other amounts due to customers	532,764	441,622

Total due to customers	641,892	555,886

Total due to banks and customers	787,654	759,575

Note 19 Financial Liabilites Designated at Fair Value and Debt Issued

Financial liabilities designated at fair value

CHF million	31.12.07	31.12.06

Bonds and compound debt instruments issued	183,143	135,646

Compound debt instruments OTC	8,251	9,967

Loan commitments [1]	459	74

Total	191,853	145,687

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

Contractual maturity dates
								Total	Total
CHF million, except where indicated	2008	2009	2010	2011	2012	2013 2017	Thereafter	31.12.07	31.12.06

UBS AG (Parent Bank)

Senior debt

Fixed rate	94,098	12,357	14,030	8,136	10,835	11,969	4,007	155,432	109,987

Interest rates (range in %)	0–36.5	0–13.5	0–13.25	0–10.25	0–10	0–11.55	0–15

Floating rate	64,189	15,526	13,456	2,276	7,205	8,217	20,845	131,714	93,904

Subordinated debt

Fixed rate	0	515	0	0	0	6,109	3,165	9,789	9,414

Interest rates (range in %)		5.875				2.375–7.375	3.385–8.75

Floating rate	0	0	0	0	0	4,340	0	4,340	5,360

Subtotal	158,287	28,398	27,486	10,412	18,040	30,635	28,017	301,275	218,665

Subsidiaries

Senior debt

Fixed rate	46,259	887	1,802	1,166	412	1,913	24,424	76,863	86,862

Interest rates (range in %)	0–12.25	0–10.5	0–12	0–20	0–11.885	0–35	0–35

Floating rate	5,945	4,006	6,511	4,312	1,454	6,394	7,170	35,792	30,303

Subordinated debt

Fixed rate	0	0	0	0	0	0	0	0	0

Interest rates (range in %)

Floating rate	0	0	0	0	0	0	0	0	0

Subtotal	52,204	4,893	8,313	5,478	1,866	8,307	31,594	112,655	117,165

Total	210,491	33,291	35,799	15,890	19,906	38,942	59,611	413,930	335,830

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

Note 20 Other Liabilities
CHF million	Note	31.12.07	31.12.06

Provisions	21	1,716	1,703

Provisions for contingent claims	9b	63	76

Current tax liabilities		2,000	4,258

Deferred tax liabilities	22	1,962	2,581

VAT and other tax payables		1,079	931

Settlement and clearing accounts		7,476	3,715

Amounts due under unit-linked investment contracts		27,455	33,645

Accounts payable		15	91

Other payables		19,263	16,480

Total other liabilities		61,029	63,480

Note 21 Provisions
CHF million	Operational [1]	Litigation [2]	Other [3]	Total 31.12.07	Total 31.12.06 [3]

Balance at the beginning of the year	185	699	819	1,703	2,087

Additions from acquired companies	0	0	0	0	26

Increase in provisions recognized in the income statement	302	318	122	742	646

Release of provisions recognized in the income statement	(41)	(117)	(58)	(216)	5

Provisions used in conformity with designated purpose	(123)	(386)	(61)	(570)	(466)

Capitalized reinstatement costs	0	0	6	6	22

Disposal of subsidiaries	0	0	(16)	(16)	(607)

Reclassifications	(6)	6	155	155	36

Foreign currency translation	(19)	(46)	(23)	(88)	(46)

Balance at the end of the year	298	474	944	1,716	1,703

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
Currently, UBS is responding to a number of regulatory inquiries and investigations, and is involved in a number of litigations and disputes, related to the sub-prime crisis, subprime securities, and structured transactions involving subprime securities. These matters concern, among other things, UBS’s valuations, disclosures, write-downs, underwriting, and contractual obligations.

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
e)	Insight One: In early July 2007, UBS agreed to a settlement of the InsightOne case after the New York State Attorney General filed a civil complaint regarding UBS’s fee-based brokerage program for private clients in the United States in December 2006. UBS denied that the program was part of a scheme to disadvantage clients, but chose to settle to bring the proceedings to an end. Under the settlement, UBS paid a total of USD 23.3 million, of which USD 21.3 million was paid to certain current and former InsightOne customers pursuant to an agreed-upon remediation plan, and USD 2 million was paid in penalties. In 2006, UBS established provisions sufficient to cover the settlement, and therefore the settlement did not impact UBS’s Net profit in 2007.
f)	Bankruptcy Estate of Enron: In June 2007, UBS and Enron settled adversarial proceedings in the US Bankruptcy Court for the Southern District of New York brought by Enron to avoid and recover payments made prior to filing for bankruptcy in connection with equity forward and swap transactions. UBS believed it had valid defences to all of Enron’s claims, but chose to settle to eliminate the uncertainty created by the proceeding. Under the terms of the settlement, UBS paid Enron USD 115 million and waived a proof of claim for approximately USD 5.5 million that UBS filed in Enron’s bankruptcy case. In 2006, UBS recognized a provision for more than half of the settlement amount, with the difference recognized in 2007. Therefore, the settlement did not materially impact UBS’s Net profit in 2007.

Note 22 Income Taxes
	For the year ended

CHF million	31.12.07	31.12.06	31.12.05

Tax expense from continuing operations

Domestic

Current	409	1,759	1,403

Deferred	(25)	(107)	60

Foreign

Current	1,061	1,533	1,427

Deferred	(76)	(187)	(620)

Total income tax expense from continuing operations	1,369	2,998	2,270

Tax expense from discontinued operations

Domestic	(258)	(12)	556

Foreign	0	1	30

Total income tax expense from discontinued operations	(258)	(11)	586

Total income tax expense	1,111	2,987	2,856

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

The components of operating profit before tax, and the differences between income tax expense reflected in the Financial Statements and the amounts calculated at the Swiss statutory rate, are as follows:

	For the year ended
CHF million	31.12.07	31.12.06	31.12.05

Operating profit from continuing operations before tax	(3,742)	14,119	11,937

Domestic	10,337	5,503	5,781

Foreign	(14,079)	8,616	6,156

Income taxes at Swiss statutory rate of 22% for 2007, 2006 and 2005	(823)	3,106	2,626

Increase / (decrease) resulting from:

Applicable tax rates differing from Swiss statutory rate	(3,054)	799	310

Tax effects of losses not recognized	6,327	21	71

Previously unrecorded tax losses now recognized	(257)	(676)	(97)

Lower taxed income	(1,587)	(941)	(551)

Non-deductible intangible asset amortization	15	21	20

Other non-deductible expenses	227	183	212

Adjustments related to prior years	(72)	316	(283)

Change in deferred tax valuation allowance	279	(192)	(109)

Other items	314	361	71

Income tax expense from continuing operations	1,369	2,998	2,270

Note 22  Income Taxes (continued)

Significant components of the Group’s gross deferred income tax assets and liabilities are as follows:

CHF million	31.12.07	31.12.06

Deferred tax assets

Compensation and benefits	3,370	3,509

Net operating loss carry-forwards	10,385	1,508

Trading assets	163	768

Other	859	598

Total	14,777	6,383

Valuation allowance	(11,557)	(2,449)

Deferred tax assets recognized	3,220	3,934

Deferred tax liabilities

Compensation and benefits	2	29

Property and equipment	175	201

Financial investments and associates	690	1,221

Trading assets	498	684

Goodwill and intangible assets	173	55

Other	424	391

Deferred tax liabilities	1,962	2,581

The change in the balance of net deferred tax assets and deferred tax liabilities does not equal the deferred tax expense in those years. This is mainly due to the effects of exchange rate changes on tax assets and liabilities denominated in currencies other than CHF and the booking of some of the tax benefits related to deferred compensation through Equity. For the above purposes, the valuation allowance represents amounts that are not expected to provide future benefits, either because they are offset against potential tax adjustments or due to insufficiency of future taxable income. The deferred tax assets recognized at 31 December 2007 were as follows: Compensation and benefits: CHF 574 million, Net operating loss carry-forwards: CHF 2,419 million, Trading assets: CHF 77 million and Other: CHF 150 million.

Certain foreign branches and subsidiaries of the Group have deferred tax assets related to net operating loss carry-forwards and other items. Because realization of these assets is uncertain, the Group has established valuation allowances of CHF 11,557 million (CHF 2,449 million at 31 December 2006). For companies that suffered tax losses in either the current or preceding year, an amount of CHF 2,363 million (CHF 212 million at 31 December 2006) has been recognized as deferred tax assets based on expectations from profit forecasts and historical performance that sufficient taxable income will be generated in future years to utilize the tax loss carry-forwards.

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

Derivative instruments are transacted with many different counterparties, most of whom are also counterparties for other types of business. The credit risk of derivatives is managed and controlled in the context of the Group’s overall credit exposure to each counterparty. The Group’s approach to credit risk is described in the audited “Credit risk” section in Risk, Treasury and Capital Management 2007. It should be noted that, although the positive replacement values shown on the balance sheet can be an important component of the Group’s credit exposure, the positive replacement values for a counterparty are rarely an adequate reflection of the Group’s credit exposure on its derivatives business with that counterparty. This is because, on the one hand, replacement values can increase over time (“potential future exposure”), while on the other hand, exposure may be mitigated by entering into master netting agreements and bilateral collateral arrangements with counterparties. Both the exposure measures used by the Group internally to control credit risk and the capital requirements imposed by regulators reflect these additional factors. There are additional capital requirements shown in the in the Risk-weighted assets (BIS) table in the “Capital management” section in Risk, Treasury and Capital Management 2007 under Off-balance sheet exposures as Forward and swap contracts and Purchased options, which reflect the additional potential future exposure.
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

Note 23 Derivative Instruments and Hedge Accounting 1 (continued)

As of 31 December 2007	Term to maturity										Total
	within 3 months		3–12 months		1–5 years		over 5 years		Total	Total	notional
CHF million	PRV [2]	NRV [3]	PRV	NRV	PRV	NRV	PRV	NRV	PRV	NRV	CHF bn

Interest rate contracts

Over-the-counter (OTC) contracts

Forward contracts	686	760	129	131	31	48			846	939	1,534.8

Swaps	4,852	5,351	7,864	8,137	52,447	55,061	77,270	69,027	142,433	137,576	28,363.5

Options	410	289	204	622	3,416	4,753	15,770	17,280	19,800	22,944	1,405.0

Exchange-traded contracts [4]

Futures											2,072.7

Options	568	622	265	263	28	27			861	912	89.9

Total	6,516	7,022	8,462	9,153	55,922	59,889	93,040	86,307	163,940	162,371	33,465.9

Credit derivative contracts

Over-the-counter (OTC) contracts

Credit default swaps	207	248	6,471	5,951	60,864	62,495	26,822	30,905	94,364	99,599	5,172.3

Total rate of return swaps	412	313	143	243	2,457	2,814	7,922	3,235	10,934	6,605	188.3

Total	619	561	6,614	6,194	63,321	65,309	34,744	34,140	105,298	106,204	5,360.6

Foreign exchange contracts

Over-the-counter (OTC) contracts

Forward contracts	8,248	8,792	2,554	2,867	888	623	14	33	11,704	12,315	1,322.2

Interest and currency swaps	26,887	28,169	15,780	13,616	19,412	21,934	12,467	11,605	74,546	75,324	4,871.9

Options	4,807	4,396	5,887	5,519	1,316	1,313	52	76	12,062	11,304	1,506.9

Exchange-traded contracts [4]

Futures											12.0

Options	66	57	9	9					75	66	4.5

Total	40,008	41,414	24,230	22,011	21,616	23,870	12,533	11,714	98,387	99,009	7,717.5

Equity / index contracts

Over-the-counter (OTC) contracts

Forward contracts	2,384	2,006	1,736	1,047	550	738	87	63	4,757	3,854	175.8

Options	3,134	4,163	4,689	9,103	5,412	12,054	1,216	3,548	14,451	28,868	291.4

Exchange-traded contracts [4]

Futures											55.6

Options	6,114	6,193	7,909	8,727	6,520	7,173	221	315	20,764	22,408	325.5

Total	11,632	12,362	14,334	18,877	12,482	19,965	1,524	3,926	39,972	55,130	848.3

Precious metals contracts

Over-the-counter (OTC) contracts

Forward contracts	463	993	864	659	1,007	489	47	71	2,381	2,212	39.9

Options	488	1,020	1,107	1,116	1,842	1,691	170	130	3,607	3,957	79.1

Exchange-traded contracts [4]

Futures											0.2

Options	145	127	226	233	43	41			414	401	28.0

Total	1,096	2,140	2,197	2,008	2,892	2,221	217	201	6,402	6,570	147.2

Commodities contracts, excluding precious metals contracts

Over-the-counter (OTC) contracts

Forward contracts	2,421	2,425	1,580	1,567	1,886	1,751	1,065	1,157	6,952		6,900		111.5

Options	469	459	896	1,187	878	1,048	117	134	2,360		2,828		24.9

Exchange-traded contracts [4]

Futures													170.3

Options	1,606	1,453	2,284	2,342	1,016	732			4,906		4,527		181.3

Total	4,496	4,337	4,760	5,096	3,780	3,531	1,182	1,291	14,218		14,255		488.0

Total derivative instruments	64,367	67,836	60,597	63,339	160,013	174,785	143,240	137,579	428,217	[5]	443,539	[6]

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

Note 23 Derivative Instruments and Hedge Accounting 1 (continued)

As of 31 December 2006	Term to maturity										Total
	within 3 months		3–12 months		1–5 years		over 5 years		Total	Total	notional
CHF million	PRV [2]	NRV [3]	PRV	NRV	PRV	NRV	PRV	NRV	PRV	NRV	CHF bn

Interest rate contracts

Over-the-counter (OTC) contracts

Forward contracts	1,001	764	172	177	38	34			1,211	975	1,848.0

Swaps	5,629	4,784	9,891	10,134	46,690	47,128	51,609	46,249	113,819	108,295	22,643.4

Options	273	308	127	440	2,252	3,563	13,529	15,148	16,181	19,459	1,432.5

Exchange-traded contracts [4]

Futures											2,904.4

Options	406	438	474	485	96	96			976	1,019	34.7

Total	7,309	6,294	10,664	11,236	49,076	50,821	65,138	61,397	132,187	129,748	28,863.0

Credit derivative contracts

Over-the-counter (OTC) contracts

Credit default swaps	35	54	363	673	12,874	14,035	7,425	7,953	20,697	22,715	2,536.6

Total rate of return swaps	54	63	100	74	583	1,606	4,284	3,512	5,021	5,255	103.0

Total	89	117	463	747	13,457	15,641	11,709	11,465	25,718	27,970	2,639.6

Foreign exchange contracts

Over-the-counter (OTC) contracts

Forward contracts	4,565	4,322	1,765	1,968	827	531	17	103	7,174	6,924	784.0

Interest and currency swaps	24,724	22,977	10,363	10,599	14,641	12,366	12,821	11,831	62,549	57,773	4,064.6

Options	2,877	2,624	2,987	3,042	828	1,041	51	49	6,743	6,756	1,276.2

Exchange-traded contracts [4]

Futures											20.8

Options	12	16	2	2					14	18	0.1

Total	32,178	29,939	15,117	15,611	16,296	13,938	12,889	11,983	76,480	71,471	6,145.7

Equity / index contracts

Over-the-counter (OTC) contracts

Forward contracts	1,179	1,464	386	1,217	506	8	14	103	2,085	2,792	107.8

Options	1,073	3,485	3,702	5,655	6,121	8,821	1,605	2,795	12,501	20,756	258.0

Exchange-traded contracts [4]

Futures											72.4

Options	4,277	4,602	8,238	8,396	9,978	10,458			22,946	23,889	270.7

Total	6,529	9,551	12,326	15,268	16,605	19,287	2,072	3,331	37,532	47,437	708.9

Precious metals contracts

Over-the-counter (OTC) contracts

Forward contracts	348	339	573	355	757	371	37	48	1,715		1,113		25.6

Options	293	580	676	784	1,554	1,281	118	68	2,641		2,713		70.6

Exchange-traded contracts [4]

Futures													1.0

Options	75	142	242	196	332	369			649		707		23.9

Total	716	1,061	1,491	1,335	2,643	2,021	155	116	5,005		4,533		121.1

Commodities contracts, excluding precious metals contracts

Over-the-counter (OTC) contracts

Forward contracts	3,254	3,223	2,894	3,155	1,724	1,579	766	840	8,638		8,797		86.3

Options	221	236	447	368	595	654	1	27	1,264		1,285		13.0

Exchange-traded contracts [4]

Futures													236.7

Options	1,884	1,895	2,349	2,152	1,918	1,775			6,151		5,822		67.1

Total	5,359	5,354	5,690	5,675	4,237	4,008	767	867	16,053		15,904		403.1

Total derivative instruments	52,180	52,316	45,751	49,872	102,314	105,716	92,730	89,159	292,975	[5]	297,063	[6]

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

Operating lease contracts include non-cancellable long-term leases of office buildings in most UBS locations. At 31 December 2007, the minimum lease commitments for 17 office locations each exceeded CHF 100 million. Non-cancellable minimum lease commitments for three office locations in New Jersey, London and Zurich each exceeded CHF 500 million.

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

Positions related to the US residential mortgage market

Where possible, holdings are marked at the quoted market price in an active market. In the current market environment, such price information is typically not available for instruments linked to the US sub-prime residential mortgage market, and UBS applies valuation techniques to measure such instruments. Valuation techniques use “market observable inputs”, where available, derived from similar assets in similar and active markets, from recent trans-action prices for comparable items or from other observable market data. For positions where observable reference data is not available, UBS uses valuation models with non-market observable inputs.
For the year ended 31 December 2007, UBS used valuation models primarily for super senior RMBS CDO tranches referenced to sub-prime RMBSs. The model used to value these positions projects losses on the underlying mortgage pools and applies the implications of these projected lifetime losses through to the RMBS securities and then to the CDO structure. The primary inputs to the model are monthly remittance data that describe the current performance of the underlying mortgage pools. These are received near the end of each month and relate to the preceding month’s cash flows on the mortgages underlying the relevant mortgage-backed securities. Since this valuation model was adopted in third quarter 2007, UBS has sought to calibrate the model to market information and to review the assumptions of the model on a regular basis. In fourth quarter 2007, UBS calibrated its loss projection estimates to ensure the super senior RMBS CDO valuation model would value relevant market indices (for example, ABX indices) consistently with their observed levels in the market. Despite the various limitations in the comparability of these indices to UBS’s own positions, it was felt that adopting this approach would be best in view of the further deterioration in liquidity and resultant lack of observed transactions to which the model could be calibrated. The valuation model also considers the impact of variability in projected lifetime loss levels and applies a discount rate for expected cash flows derived from relevant market index prices (for example, ABX indices). The external ratings of the RMBSs underlying the CDO tranches or the CDO tranches themselves are inputs to the valuation model only to the extent that they impact the timing of potential “events of default”. The valuation model incorporates the potential timing and impact of such default events based on an analysis of the contractual rights of various parties to the transaction and the estimated performance of the underlying collateral. There is no single market standard for valuation models in this area and such models have inherent limitations, and different assumptions and inputs would generate different results. The super senior RMBS CDO valuation model is used to value transactions where UBS is net long the super senior RMBS CDO exposure and transactions where UBS holds a gross long position hedged one-to-one with an offsetting short position provided by a monoline insurer. The valuation model therefore provides an estimate of the current credit exposure to monoline insurers via such transactions. The fair value of these positions also takes the counterparty credit risk of the monoline insurers into account. Where valuation techniques based on observable inputs are used to value RMBS positions, a consistent approach is used to value related hedge positions with monoline insurers.
Adverse fair value changes of instruments related to the US residential mortgage market are reflected in Net trading income. The related trading positions are recognized on UBS’s balance sheet as Trading portfolio instruments or Positive and Negative replacement values. Financial instruments related to the US sub-prime and Alt-A market include collateralized debt obligations (CDOs), mortgage-backed securities, mortgage loans and derivatives linked to the US mortgage market. Such instruments were either purchased in transactions with third parties or retained in structures such as securitizations originated by UBS. The parameters to measure such instruments generally include expected credit default rates, weighted average life, prepayment speed and discount rates. Information about the risks and exposures of such items is included in the “Risk concentrations” section in Risk, Treasury and Capital Management 2007.

b) Determination of Fair Values from Quoted Market Prices or Valuation Techniques

For trading portfolio assets and liabilities, financial assets and liabilities designated at fair value and financial in-vestments available-for-sale which are listed or otherwise traded in an active market, for exchange-traded derivatives, and for other financial instruments for which quoted prices in an active market are available, fair value is determined directly from those quoted market prices (level 1).
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

Transfer of financial assets which do not qualify for derecognition
	Continued asset recognition in full –
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

Note 28 Measurement Categories of Financial Assets and Financial Liabilities

	31.12.07	31.12.06

Financial Assets

Held for trading

Trading portfolio assets	580,643	605,965

Trading portfolio assets pledged as collateral	164,311	251,478

Positive replacement values	428,217	292,975

Total	1,173,171	1,150,418

Fair value through profit or loss, other

Financial assets designated at fair value	11,765	5,930

Cash, loans and receivables

Cash and balances with central banks	18,793	3,495

Due from banks	60,907	50,426

Cash collateral on securities borrowed	207,063	351,590

Reverse repurchase agreements	376,928	405,834

Loans	334,367	296,592

Accrued income and prepaid expenses	9,200	8,685

Other assets	12,874	11,412

Total	1,020,132	1,128,034

Available-for-sale

Financial investments available-for-sale	4,966	8,937

Total Financial Assets	2,210,034	2,293,319

Financial Liabilities

Held for trading

Trading portfolio liabilities	164,788	204,773

Debt issued [1]	74	463

Negative replacement values	443,539	297,063

Total	608,401	502,299

Fair value through profit or loss, other

Financial liabilities designated at fair value	191,853	145,687

Amounts due under unit-linked contracts	27,455	33,645

Total	219,308	179,332

Financial liabilities at amortized cost

Due to banks	145,762	203,689

Cash collateral on securities lent	31,621	63,088

Repurchase agreements	305,887	545,480

Due to customers	641,892	555,886

Accrued expenses and deferred income	21,665	21,353

Debt issued	222,003	189,680

Other liabilities	25,302	20,349

Total	1,394,132	1,599,525

Total Financial Liabilities	2,221,841	2,281,156

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

Note 29 Pension and Other Post-Retirement Benefit Plans (continued)

a) Defined benefit plans (continued)
CHF million	Swiss			Foreign

For the year ended	31.12.07	31.12.06	31.12.05	31.12.07	31.12.06	31.12.05

Components of net periodic pension cost

Service cost	367	347	353	88	76	82

Interest cost	633	611	660	264	242	236

Expected return on plan assets	(1,067)	(998)	(925)	(313)	(283)	(263)

Amortization of unrecognized past service cost	0	125	(3)

Amortization of unrecognized net (gains) / losses	0	25	101	58	68	68

Special termination benefits	21	17	37	0	0	2

Settlements	0	0	10

Increase / (decrease) of unrecognized asset	630	365	235

Net periodic pension cost	584	492	468	97	103	125

Funded and unfunded plans	Swiss

CHF million	31.12.07	31.12.06	31.12.05	31.12.04	31.12.03

Defined benefit obligation from funded plans	(20,877)	(21,506)	(20,972)	(20,225)	(18,216)

Plan assets	22,181	21,336	20,229	18,575	17,619

Surplus / (deficit)	1,304	(170)	(743)	(1,650)	(597)

Experience gains / (losses) on plan liabilities	0	(265)	(77)

Experience gains / (losses) on plan assets	(250)	447	1,284

	Foreign

CHF million	31.12.07	31.12.06	31.12.05	31.12.04	31.12.03

Defined benefit obligation from funded plans	(4,654)	(5,002)	(4,635)	(3,815)	(3,509)

Defined benefit obligation from unfunded plans	(274)	(205)	(385)	(327)	(154)

Plan assets	4,579	4,602	4,288	3,580	3,402

Surplus / (deficit)	(349)	(605)	(732)	(562)	(261)

Experience gains / (losses) on plan liabilities	(32)	(11)	7

Experience gains / (losses) on plan assets	(97)	40	247

	Swiss			Foreign

	31.12.07	31.12.06	31.12.05	31.12.07	31.12.06	31.12.05

Principal weighted average actuarial assumptions used (%)

Assumptions used to determine defined benefit obligations at the end of the year

Discount rate	3.5	3.0	3.0	5.8	5.2	5.0

Expected rate of salary increase	2.5	2.5	2.5	4.8	4.6	4.4

Rate of pension increase	0.8	0.8	0.8	2.4	2.1	1.9

Assumptions used to determine net periodic pension cost for the year ended

Discount rate	3.0	3.0	3.3	5.2	5.0	5.5

Expected rate of return on plan assets	5.0	5.0	5.0	7.0	6.7	7.0

Expected rate of salary increase	2.5	2.5	2.5	4.6	4.4	4.4

Rate of pension increase	0.8	0.8	1.0	2.1	1.9	1.9

Note 29 Pension and Other Post-Retirement Benefit Plans (continued)

a) Defined benefit plans (continued)
Mortality tables and life expectancies for major plans
		Life expectancy at age 65 for a male member currently
		aged 65			aged 45
Country	Mortality table (end of 2007)	31.12.07	31.12.06	31.12.05	31.12.07	31.12.06	31.12.05

Switzerland	BVG 2000	17.8	17.8	17.8	17.8	17.8	17.8

UK	PA 92 G, medium cohort	21.9	21.8	19.7	23.0	23.0	21.3

Germany	Dr. K. Heubeck 2005 G	18.9	18.7	18.5	21.6	21.5	21.3

US	RP2000 projected to 2008	18.3	17.9	17.5	18.3	17.9	17.5

		Life expectancy at age 65 for a female member currently
		aged 65			aged 45
Country	Mortality table (end of 2007)	31.12.07	31.12.06	31.12.05	31.12.07	31.12.06	31.12.05

Switzerland	BVG 2000	21.1	21.1	21.1	21.1	21.1	21.1

UK	PA 92 G, medium cohort	24.8	24.7	22.6	25.8	25.8	24.1

Germany	Dr. K. Heubeck 2005 G	23.0	22.8	22.7	25.6	25.5	25.4

US	RP2000 projected to 2008	20.5	20.3	20.7	20.5	20.3	20.7

		Swiss			Foreign

For the year ended		31.12.07	31.12.06	31.12.05	31.12.07	31.12.06	31.12.05

Plan assets (weighted average)

Actual plan asset allocation (%)

Equity instruments		38	41	43	50	53	52

Debt instruments		47	45	43	38	38	39

Real estate		11	11	12	4	4	4

Other		4	3	2	8	5	5

Total		100	100	100	100	100	100

Long-term target plan asset allocation (%)

Equity instruments		33–51	33–51	34–46	49–52	49–53	52–55

Debt instruments		31–50	31–50	30–53	38–44	37–44	44–45

Real estate		10–19	10–19	11–19	4–6	4–6	0–3

Other		0	0	0	1–3	1–5	1–2

Actual return on plan assets (%)		3.9	7.2	12.0	4.8	7.8	13.6

Additional details to fair value of plan assets

CHF million

UBS financial instruments and UBS bank accounts		336	684	613

UBS AG shares [1]		128	193	225

Securities lent to UBS included in plan assets		9,379	7,169	2,222

Other assets used by UBS included in plan assets		111	69	69

1 The number of UBS AG shares was 2,436,257, 2,600,417 and 3,589,152 as of 31 December 2007, 31 December 2006 and 31 December 2005, respectively.

b) Post-retirement medical and life plans
In the US and the UK, the Group offers retiree medical benefits that contribute to the health care coverage of employees and beneficiaries after retirement. In addition to retiree medical benefits, the Group in the US also provides retiree life insurance benefits. The UK plan is closed to new entrants. The benefit obligation in excess of fair value of plan assets for those plans amounts to CHF 190 million as of 31 December 2007 (2006: CHF 219 million, 2005: CHF 216 million) and the total accrued post-retirement cost amounts to CHF 181 million as of 31 December 2007 (2006: CHF 176 million, 2005: CHF 168 million). The net periodic post-retirement costs for the years ended 31 December 2007, 31 December 2006 and 31 December 2005 were CHF 26 million, CHF 24 million and CHF 21 million, respectively.

The employer contributions expected to be made in 2008 to the post-retirement medical and life plans are CHF 7 million.

b) Post-retirement medical and life plans

CHF million	31.12.07	31.12.06	31.12.05

Post-retirement benefit obligation at the beginning of the year	(219)	(216)	(166)

Service cost	(12)	(10)	(8)

Interest cost	(11)	(11)	(11)

Plan participant contributions	(1)	(1)	0

Actuarial gain / (loss)	39	1	(17)

Foreign currency translation	14	10	(22)

Amendments	(8)	(1)	0

Benefits paid	8	9	8

Post-retirement benefit obligation at the end of the year	(190)	(219)	(216)

Fair value of plan assets at the beginning of the year	0	0	0

Employer contributions	7	8	8

Plan participant contributions	1	1	0

Benefits paid	(8)	(9)	(8)

Fair value of plan assets at the end of the year	0	0	0

	31.12.07	31.12.06	31.12.05	31.12.04	31.12.03

Defined benefit obligation	(190)	(219)	(216)	(166)	(179)

Plan asset	0	0	0	0	0

Surplus / (deficit)	(190)	(219)	(216)	(166)	(179)

Experience gains / (losses) on plan liabilities	8	1	(3)	0	0

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
For the majority of awards made under EOP, SEEOP, and SESOP, the related compensation expense is recognized during the performance year, which is generally the period prior to the grant date. These awards are considered vested in substance at the grant date because no future service is required. They remain forfeitable until the legal vesting date if certain conditions are not met. Forfeiture of awards after the grant date does not result in a reversal of compensation expense as the related services have been received.

Note 30 Equity Participation and Other Compensation Plans (continued)
b) UBS Share Awards

Movements in shares granted under various equity participation plans described in Note 30a) are as follows:

		Weighted
		average		Weighted		Weighted
	Number	grant	Number	average grant	Number	average grant
	of shares	date fair	of shares	date fair	of shares	date fair
	31.12.07	value CHF	31.12.06	value CHF	31.12.05	value CHF

Forfeitable, at the beginning of the year	56,141,102	58	53,725,186	46	49,273,638	40

Shares awarded during the year	30,271,820	70	26,652,070	69	27,252,100	51

Distributions during the year	(25,031,819)	55	(22,712,566)	43	(21,991,760)	39

Forfeited during the year	(2,278,523)	66	(1,523,588)	56	(808,792)	45

Forfeitable, at the end of the year	59,102,580	66	56,141,102	58	53,725,186	46

Prior to 2008, UBS estimated the grant date fair value of shares awarded during the year by using the average UBS share price on the grant date as quoted on the virtX. The market value of shares vested was CHF 1,737 million, CHF 1,587 million and CHF 1,083 million for the years ended 31 December 2007, 31 December 2006 and 31 December 2005, respectively.

For share awards granted beginning in 2008, UBS measures compensation cost based on the market price of the UBS share at the grant date less a discount for post-vesting sale and hedge restrictions and non-vesting conditions, in accordance with IFRS 2 Share-based Payment: Vesting Conditions and Cancellations. The fair value of the share based awards subject to post-vesting sale and hedge restrictions is discounted based upon the duration of the post-vesting restriction. The weighted average discount is approximately 13.7% of the market price of the UBS share. Discounts for non-vesting conditions are based on the probability that the non-vesting conditions will be achieved and the award will become exercisable. The fair value of share based awards granted prior to 2008 was not discounted, as there was no distinction between vesting and non-vesting conditions until the IASB amended IFRS 2 in January 2008 Share-based

Payment: Vesting Conditions and Cancellations.

c) UBS Option Awards

Movements in options granted under various equity participation plans described in Note 30a) are as follows:

		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise	of options	exercise	of options	exercise
	31.12.07	price CHF [1]	31.12.06	price CHF [1]	31.12.05	price CHF [1]

Outstanding, at the beginning of the year	176,779,087	50	181,765,090	42	201,814,708	35

Granted during the year	45,129,476	71	45,517,013	71	45,202,854	55

Exercised during the year	(32,214,986)	38	(47,179,386)	36	(61,303,418)	34

Forfeited during the year	(3,425,863)	66	(3,303,002)	55	(3,810,106)	45

Expired unexercised	(274,384)	62	(20,628)	40	(138,948)	34

Outstanding, at the end of the year	185,993,330	55	176,779,087	50	181,765,090	42

Exercisable, at the end of the year	90,453,625	42	80,312,503	36	74,788,838	35

1 Some of the options in this table have exercise prices denominated in USD which have been converted into CHF at the year-end spot exchange rate for the purposes of this table.

The weighted average share price at the time when the options were exercised during the year was CHF 72, CHF 71 and CHF 53 for the years ended 31 December 2007, 31 December 2006 and 31 December 2005, respectively. The following table provides additional information about option awards:

	31.12.07	31.12.06	31.12.05

Intrinsic value of options exercised during the year (CHF million)	1,046	1,660	1,224

Weighted average grant date fair value of options granted (CHF)	11.11	12.39	8.01

The following table summarizes additional information about options outstanding and options exercisable at 31 December 2007:

	Options outstanding				Options exercisable
				Weighted				Weighted
		Weighted	Aggregate	average		Weighted	Aggregate	average
	Number	average	intrinsic value	remaining	Number	average	intrinsic value	remaining
	of options	exercise price	(CHF / USD	contractual	of options	exercise price	(CHF/USD	contractual
Range of exercise price per share	outstanding	(CHF/USD)	million)	term (years)	exercisable	(CHF/USD)	million)	term (years)

CHF

26.69–40.00	17,461,795	34.25	317	4.8	17,241,610	34.27	312	4.8

40.01–50.00	14,334,889	46.77	81	5.5	14,201,947	46.79	80	5.5

50.01–60.00	24,364,314	52.63	24	7.4	11,532,651	51.11	16	7.0

60.01–70.00	5,791,089	64.50	0	9.0	607,206	64.34	0	8.1

70.01–78.80	77,760,388	72.25	0	8.7	7,841,168	70.45	0	8.2

26.69–78.80	139,712,475	61.14	422	7.7	51,424,582	47.38	408	6.0

USD

4.74–20.00	138,622	14.20	4	2.1	138,622	14.20	4	2.1

20.01–30.00	18,753,410	23.26	426	4.3	18,753,410	23.26	426	4.3

30.01–40.00	10,550,084	36.26	103	6.3	10,508,448	36.24	103	6.3

40.01–53.50	16,838,735	44.15	39	7.2	9,628,563	43.15	29	7.1

4.74–53.50	46,280,851	33.79	572	5.8	39,029,043	31.63	562	5.5

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
The fair value of options granted in 2007, 2006 and 2005 was determined using the following assumptions.

	31.12.07
	CHF awards	range low	range high

Expected volatility (%)	23.86	22.51	29.23

Risk-free interest rate (%)	2.58	2.46	3.27

Expected dividend (CHF)	3.13	2.20	4.56

Strike price (CHF)	71.31	55.48	78.80

Share price (CHF)	70.25	55.48	78.80

	31.12.06
	CHF awards	[1]	range low	range high

Expected volatility (%)	25.38		22.51	27.18

Risk-free interest rate (%)	2.15		1.96	2.68

Expected dividend (CHF)	2.26		1.76	2.83

Strike price (CHF)	71.19		65.13	77.33

Share price (CHF)	70.16		65.13	76.25

1 Fewer than 1% of awards in 2006 were granted in USD. These have been combined with CHF awards for purposes of this disclosure.

	31.12.05
	CHF awards	range low	range high	USD awards	range low	range high

Expected volatility (%)	23.20	12.39	27.03	23.36	15.21	27.21

Risk-free interest rate (%)	2.00	0.62	2.34	4.11	1.91	4.63

Expected dividend (CHF / USD)	2.30	1.50	3.89	1.89	1.22	4.12

Strike price (CHF / USD)	52.08	48.23	63.23	44.11	39.25	48.26

Share price (CHF / USD)	51.33	48.23	63.23	43.40	39.25	48.26

e) Effect on income statement and balance sheet

For all employee share and option awards as well as for certain AIV and deferred cash compensation awards, UBS recognizes compensation expense over the period during which the employee is required to provide services in order to become entitled to the award. Certain restricted awards are considered vested in substance at the grant date as no future service is required. Compensation expense for these awards is recognized during the performance year, which is generally the period prior to grant. Awards which require future service or performance typically have a three-year tiered vesting structure which means awards vest in one-third increments over that period. Such awards may contain provisions that shorten the required service period due to retirement eligibility. In such instances, UBS recognizes compensation expense over the shorter of the explicit vesting period and the period from grant through retirement eligibility.
The total share-based compensation expense recognized for the years ended 31 December 2007, 31 December 2006 and 31 December 2005 was CHF 3,173 million, CHF 2,685 million and CHF 2,279 million, respectively. For the years ended 31 December 2007, 31 December 2006 and 31 December 2005, the compensation expense recognized for share-based payments was primarily related to equity settled plans. At 31 December 2007, total compensation expense related to non-vested awards not yet recognized in the income statement is CHF 729 million, which is expected to be recognized in Personnel expenses over a weighted average period of 2.8 years.
During 2007, UBS increased the option life of certain options for certain employees, which resulted in a modification of the original terms of the option awards. This resulted in an incremental fair value granted of CHF 11 million, which was immediately recognized as compensation expense as future employee services are not required.
Payments to participants of cash-settled share-based and AIV plans for the years ended 31 December 2007, 31 December 2006 and 31 December 2005 were CHF 42 million, CHF 177 million and CHF 87 million, respectively. The total carrying amount of the liability related to these cash-settled plans amounted to CHF 199 million as of 31 December 2007.

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

a) Remuneration of key management personnel

The executive members of the BoD have top management employment contracts and receive pension benefits upon retirement. Total remuneration of the executive members of the BoD and GEB including those who stepped down during 2007 is as follows:

	For the year ended
CHF million	31.12.07	31.12.06		31.12.05

Base salaries and other cash payments	14	16		15

Incentive awards – cash	38	107		90

Employer’s contributions to retirement benefit plans	2	1		1

Benefits in kind, fringe benefits (at market value)	2	2		3

Equity compensation benefits [1]	22	113	[2]	121	[2]

Total	78	239		230

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

Peter Wuffli relinquished his position as Group CEO on 6 July 2007, Clive Standish retired on 30 September 2007 and Huw Jenkins stepped down from the GEB on 30 September 2007: all three executives are contractually entitled to receive base salary, pro rata incentive and certain employmentbenefits until the expiry of their 12-month notice period. Huw Jenkins is retained in a consultancy position with UBS until 30 September 2008. The total amount due under all three contacts – CHF 15.3 million payable in 2008 and CHF 45.3 million payable in 2009 – has been fully accrued in 2007 and reflected in the 2007 income statement.

The non-executive members of the BoD do not have employment or service contracts with UBS, and thus are not entitled to benefits upon termination of their service on the BoD. Payments to these individuals for their services as external board members amounted to CHF 5.7 million in 2007, CHF 5.9 million in 2006 and CHF 6.1 million in 2005.

b) Equity holdings
	31.12.07	31.12.06	31.12.05

Number of stock options from equity participation plans held by executive members of the BoD and the GEB [1]	6,828,152	10,886,798	10,862,250

Number of shares held by members of the BoD, GEB and parties closely linked to them	6,693,012	7,974,724	8,713,984

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

e) Other related party transactions

During 2007 and 2006, UBS entered into transactions at arm’s length with enterprises which are directly or indirectly controlled by, jointly controlled by or significantly influenced by or in which significant voting power resides with key management personnel or their close family members. In 2007 and 2006, these companies included Aebi + Co. AG (Switzerland), Bertarelli Family (Switzerland), BMW Group (Germany), DKSH Holding AG (Switzerland), Kedge Capital Funds Ltd. (Jersey), Kedge Capital Selected Funds Ltd. (Jersey), Lista AG (Switzerland), Löwenfeld AG (Switzerland), Martown Trading Ltd. (Isle of Man), Royal Dutch Shell plc (UK), Seromer Biotech SA (Switzerland, previously Bertarelli Biotech SA), Serono Group (Switzerland), Stadler Rail Group (Switzerland), Team Alinghi (Switzerland), Team Alinghi (Spain), and Unisys Corporation (USA). Related parties in 2007 also included Bertarelli Investment Ltd (Jersey), Fiat Group (Italy), Lévy Kaufmann-Kohler (Switzerland), Limonares Ltd (Jersey), Omega Fund I Ltd (Jersey), Omega Fund II Ltd (Jersey), Omega Fund III Ltd (Jersey), Omega Fund IV Ltd (Jersey) SGS Société Générale de Surveillance SA

(Switzerland) and Walo Group (Switzerland).

Movements in loans to other related parties are as follows:

CHF million	31.12.07	31.12.06

Balance at the beginning of the year	872	919

Additions	301	34

Reductions	485	81

Balance at the end of the year [1]	688	872

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

Events (Unaudited) Subsequent to the 6 March 2008 Date of the Independent Auditor’s Report

Estimated first quarter 2008 results and proposed share capital increase

On 1 April 2008, UBS announced that it estimates to post a net loss attributable to UBS shareholders of approximately CHF 12 billion for the first quarter 2008. Writedowns of approximately CHF 19 billion on US real estate and related structured credit positions will result in a pre-tax loss of approximately CHF 18 billion at the Investment Bank. This loss is partially offset by pre-tax profits generated in Global Wealth Management & Business Banking and in Global Asset Management, and a gain of approximately CHF 6 billion related to the fair valuation of structured debt instruments and of the CHF 13 billion Mandatory Convertible Notes issued on 5 March 2008.
During the first quarter 2008, UBS reduced its exposure to US residential mortgage related positions for the sub-prime segment to approximately USD 15 billion from USD 27.6 billion at 31 December 2007, and for the Alt-A segment to approximately USD 16 billion from USD 26.6 billion at 31 December 2007. These reductions are the result of asset disposals as well as the effects of the writedowns recognized. Other risk positions were also reduced while auction rate certificate positions increased from USD 5.9 billion on 31 December to approximately USD11 billion as a result of UBS’s decision to no longer support the auction process for these securities.
In the same announcement, UBS disclosed that its Board of Directors proposes to the Annual General Meeting of shareholders (the “AGM”) that the Group strengthen its shareholders’ equity by way of an ordinary capital increase with proceeds of approximately CHF 15 billion. If approved, the capital increase will be effected by issuing rights to UBS shareholders, which will allow them to subscribe for new registered shares in UBS AG at a subscription price and subscription ratio to be announced. The Board of Directors will ask shareholders to approve an increase in share capital from the current CHF 207,354,734.40 by a maximum amount of CHF 125,000,000 to a maximum of CHF 332,354,734.40 through the issuance of a maximum of 1,250,000,000 fully paid registered shares with a par value of CHF 0.10 each. On 1 April 2008 the proposed capital increase with proceeds of approximately CHF 15 billion was fully underwritten by a syndicate of banks. If approved, the newly issued shares will rank pari passu in all respects with the existing registered shares immediately upon issue

Note 33  Significant Subsidiaries and Associates

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
Where, usually due to local legal, tax or regulatory rules or due to additional legal entities joining the UBS Group via acquisition, it is either not possible or not efficient to operate out of the Parent Bank, then local subsidiary companies host the businesses. The significant operating subsidiary companies in the Group are listed below:

Significant subsidiaries

	Jurisdiction			Share capital		Equity interest
Company	of incorporation	Business Group [1]		in millions		accumulated in %

Banco UBS Pactual S.A.	Rio de Janeiro, Brazil	IB	BRL	349.6		100.0

Crédit Industriel Société Anonyme in Liquidation	Zurich, Switzerland	Global WM&BB	CHF	0.1		100.0

Dillon Read U.S. Finance L.P.	Delaware, USA	IB	USD	548.0		100.0

Fondcenter AG	Zurich, Switzerland	Global AM	CHF	0.1		100.0

OOO UBS Bank	Moscow, Russia	IB	RUB	1 250.0		100.0

PT UBS Securities Indonesia	Jakarta, Indonesia	IB	IDR	118 000.0		98.4

Thesaurus Continentale Effekten-Gesellschaft in Zürich in Liquidation	Zurich, Switzerland	Global WM&BB	CHF	0.1		100.0

UBS (Bahamas) Ltd.	Nassau, Bahamas	Global WM&BB	USD	4.0		100.0

UBS (France) S.A.	Paris, France	Global WM&BB	EUR	25.7		100.0

UBS (Grand Cayman) Limited	George Town, Cayman Islands	IB	USD	25.0		100.0

UBS (Italia) S.p.A.	Milan, Italy	Global WM&BB	EUR	60.0		100.0

UBS (Luxembourg) S.A.	Luxembourg, Luxembourg	Global WM&BB	CHF	150.0		100.0

UBS (Monaco) S.A.	Monte Carlo, Monaco	Global WM&BB	EUR	9.2		100.0

UBS Alternative and Quantitative Investments Limited	London, Great Britain	Global AM	GBP	0.3		100.0

UBS Alternative and Quantitative Investments LLC	Delaware, USA	Global AM	USD	0.1		100.0

UBS Americas Inc.	Delaware, USA	IB	USD	0.0		100.0

UBS Asesores SA	Panama, Panama	Global WM&BB	USD	0.0		100.0

UBS Bank (Canada)	Toronto, Canada	Global WM&BB	CAD	8.5		100.0

UBS Bank Mexico, S.A. Institucion de Banca Multiple, UBS Grupo Financiero	Mexico City, Mexico	IB	MXN	409.4		100.0

UBS Bank USA	Utah, USA	Global WM&BB	USD	1 700.0		100.0

UBS Bank, S.A.	Madrid, Spain	Global WM&BB	EUR	72.2		100.0

UBS Belgium SA / NV	Brussels, Belgium	Global WM&BB	EUR	23.0		100.0

UBS Capital (Jersey) Ltd.	St. Helier, Jersey	IB	GBP	130.0		100.0

UBS Capital B.V.	Amsterdam, the Netherlands	IB	EUR	29.8	[2]	100.0

UBS Card Center AG	Glattbrugg, Switzerland	Global WM&BB	CHF	0.1		100.0

UBS Clearing and Execution Services Limited	London, Great Britain	IB	USD	50.0		100.0

UBS Commodities Canada Ltd.	Toronto, Canada	IB	USD	11.3		100.0

UBS Derivatives Hong Kong Limited	Hong Kong, China	IB	HKD	500.0		100.0

UBS Deutschland AG	Frankfurt am Main, Germany	Global WM&BB	EUR	176.0		100.0

UBS Employee Benefits Trust Limited	St. Helier, Jersey	CC	GBP	0.0		100.0

UBS Energy LLC	Delaware, USA	IB	USD	0.0		100.0

UBS Factoring AG	Zurich, Switzerland	Global WM&BB	CHF	5.0		100.0

UBS Fiduciaria S.p.A.	Milan, Italy	Global WM&BB	EUR	0.2		100.0

UBS Fiduciary Trust Company	New Jersey, USA	Global WM&BB	USD	4.4	[2]	100.0

UBS Finance (Cayman Islands) Ltd.	George Town, Cayman Islands	CC	USD	0.5		100.0

UBS Finance (Curação) N.V.	Willemstad, Netherlands Antilles	CC	USD	0.1		100.0

UBS Finance (Delaware) LLC	Delaware, USA	IB	USD	37.3	[2]	100.0

1 Global WM&BB: Global Wealth Management & Business Banking, Global AM: Global Asset Management, IB: Investment Bank, CC: Corporate Center.  2 Share capital and share premium.

Note 33 Significant Subsidiaries and Associates (continued)

Significant subsidiaries (continued)

	Jurisdiction			Share capital		Equity interest
Company	of incorporation	Business Group [1]		in millions		accumulated in %

UBS Financial Services Inc.	Delaware, USA	Global WM&BB	USD	2 005.8	[2]	100.0

UBS Financial Services Incorporated of Puerto Rico	Hato Rey, Puerto Rico	Global WM&BB	USD	31.0	[2]	100.0

UBS Fund Advisor, L.L.C.	Delaware, USA	Global WM&BB	USD	0.0		100.0

UBS Fund Holding (Luxembourg) S.A.	Luxembourg, Luxembourg	Global AM	CHF	42.0		100.0

UBS Fund Holding (Switzerland) AG	Basel, Switzerland	Global AM	CHF	18.0		100.0

UBS Fund Management (Switzerland) AG	Basel, Switzerland	Global AM	CHF	1.0		100.0

UBS Fund Services (Cayman) Ltd.	George Town, Cayman Islands	Global AM	USD	5.6		100.0

UBS Fund Services (Ireland) Limited	Dublin, Ireland	Global AM	EUR	1.3		100.0

UBS Fund Services (Luxembourg) S.A.	Luxembourg, Luxembourg	Global AM	CHF	2.5		100.0

UBS Fund Services (Luxembourg) S.A. Poland Branch	Zabierzow, Poland	CC	PLN	0.1		100.0

UBS Futures Singapore Ltd.	Singapore, Singapore	IB	USD	39.8	[2]	100.0

UBS Global Asset Management (Americas) Inc.	Delaware, USA	Global AM	USD	0.0		100.0

UBS Global Asset Management (Australia) Ltd.	Sydney, Australia	Global AM	AUD	8.0		100.0

UBS Global Asset Management (Canada) Co.	Toronto, Canada	Global AM	CAD	117.0		100.0

UBS Global Asset Management (Deutschland) GmbH	Frankfurt am Main, Germany	Global AM	EUR	7.7		100.0

UBS Global Asset Management (France) S.A.	Paris, France	Global WM&BB	EUR	2.1		100.0

UBS Global Asset Management (Hong Kong) Limited	Hong Kong, China	Global AM	HKD	25.0		100.0

UBS Global Asset Management (Italia) SGR SpA	Milan, Italy	Global AM	EUR	3.1		100.0

UBS Global Asset Management (Japan) Ltd.	Tokyo, Japan	Global AM	JPY	2 200.0		100.0

UBS Global Asset Management (Singapore) Ltd.	Singapore, Singapore	Global AM	SGD	4.0		100.0

UBS Global Asset Management (Taiwan) Ltd.	Taipei, Taiwan	Global AM	TWD	340.0		100.0

UBS Global Asset Management (UK) Ltd.	London, Great Britain	Global AM	GBP	56.0		100.0

UBS Global Asset Management (US) Inc.	Delaware, USA	Global AM	USD	23.2	[2]	100.0

UBS Global Asset Management Funds Ltd.	London, Great Britain	Global AM	GBP	11.0		100.0

UBS Global Asset Management Holding Ltd.	London, Great Britain	Global AM	GBP	78.0		100.0

UBS Global Asset Management Life Ltd.	London, Great Britain	Global AM	GBP	5.0		100.0

UBS Global Life AG	Vaduz, Liechtenstein	Global WM&BB	CHF	5.0		100.0

UBS Global Trust Corporation	St. John, Canada	Global WM&BB	CAD	0.1		100.0

UBS Grupo Financiero, S.A. de C.V.	Mexico City, Mexico	IB	MXN	548.8		100.0

UBS Hana Asset Management Company Ltd.	Seoul, South Korea	Global AM	KRW	45 000.0		51.0

UBS International Holdings B.V.	Amsterdam, the Netherlands	CC	EUR	6.8		100.0

UBS International Inc.	New York, USA	Global WM&BB	USD	44.3	[2]	100.0

UBS International Life Limited	Dublin, Ireland	Global WM&BB	EUR	1.0		100.0

UBS Investment Management Canada Inc.	Toronto, Canada	Global WM&BB	CAD	0.0		100.0

UBS Investments Philippines, Inc.	Makati City, Philippines	IB	PHP	360.0		99.4

UBS Italia SIM SpA	Milan, Italy	IB	EUR	15.1		100.0

UBS Leasing AG	Zurich, Switzerland	Global WM&BB	CHF	10.0		100.0

UBS Life AG	Zurich, Switzerland	Global WM&BB	CHF	25.0		100.0

UBS Life Insurance Company USA	California, USA	Global WM&BB	USD	39.3	[2]	100.0

UBS Limited	London, Great Britain	IB	GBP	29.4		100.0

UBS Loan Finance LLC	Delaware, USA	IB	USD	16.7		100.0

UBS Menkul Degerler AS	Istanbul, Turkey	IB	TRY	0.4		100.0

UBS New Zealand Limited	Auckland, New Zealand	IB	NZD	7.5		100.0

UBS O’Connor Limited	London, Great Britain	Global AM	GBP	8.8		100.0

UBS O’Connor LLC	Delaware, USA	Global AM	USD	1.0		100.0

UBS Pactual Asset Management S.A. DTVM	Rio de Janeiro, Brazil	Global AM	BRL	73.2		100.0

UBS Preferred Funding Company LLC I	Delaware, USA	CC	USD	0.0		100.0

UBS Preferred Funding Company LLC II	Delaware, USA	CC	USD	0.0		100.0

UBS Preferred Funding Company LLC IV	Delaware, USA	CC	USD	0.0	100.0

1 Global WM&BB: Global Wealth Management & Business Banking, Global AM: Global Asset Management, IB: Investment Bank, CC: Corporate Center.  2 Share capital and share premium.

Note 33 Significant Subsidiaries and Associates (continued)

Significant subsidiaries (continued)

	Jurisdiction			Share capital		Equity interest
Company	of incorporation	Business Group [1]		in millions		accumulated in %

UBS Real Estate Investments Inc.	Delaware, USA	IB	USD	0.0		100.0

UBS Real Estate Kapitalanlagegesellschaft mbH	Munich, Germany	Global AM	EUR	7.5		51.0

UBS Real Estate Securities Inc.	Delaware, USA	IB	USD	300.4	[2]	100.0

UBS Realty Investors LLC	Massachusetts, USA	Global AM	USD	9.3		100.0

UBS Sauerborn Private Equity Komplementär GmbH	Bad Homburg, Germany	Global WM&BB	EUR	0.0		100.0

UBS Securities (Thailand) Ltd	Bangkok, Thailand	IB	THB	400.0		100.0

UBS Securities Asia Limited	Hong Kong, China	IB	HKD	20.0		100.0

UBS Securities Australia Ltd	Sydney, Australia	IB	AUD	209.8	[2]	100.0

UBS Securities Canada Inc.	Toronto, Canada	IB	CAD	10.0		100.0

UBS Securities España Sociedad de Valores SA	Madrid, Spain	IB	EUR	15.0		100.0

UBS Securities France S.A.	Paris, France	IB	EUR	22.9		100.0

UBS Securities Hong Kong Limited	Hong Kong, China	IB	HKD	430.0		100.0

UBS Securities India Private Limited	Mumbai, India	IB	INR	668.3		100.0

UBS Securities International Limited	London, Great Britain	IB	GBP	18.0		100.0

UBS Securities Japan Ltd	George Town, Cayman Islands	IB	JPY	60 000.0		100.0

UBS Securities Limited	London, Great Britain	IB	GBP	140.0		100.0

UBS Securities LLC	Delaware, USA	IB	USD	2 455.6	[2]	100.0

UBS Securities Malaysia Sdn. Bhd.	Kuala Lumpur, Malaysia	IB	MYR	75.0		100.0

UBS Securities Philippines Inc.	Makati City, Philippines	IB	PHP	190.0		100.0

UBS Securities Pte. Ltd.	Singapore, Singapore	IB	SGD	311.5		100.0

UBS Securities Pte. Ltd. Seoul Branch	Seoul, South Korea	IB	KRW	150 000.0		100.0

UBS Service Centre (Poland) Sp. z o.o.	Krakow, Poland	CC	PLN	0.1		100.0

UBS Services USA LLC	Delaware, USA	Global WM&BB	USD	0.1		100.0

UBS South Africa (Proprietary) Limited	Sandton, South Africa	IB	ZAR	87.1	[2]	100.0

UBS Swiss Financial Advisers AG	Zurich, Switzerland	Global WM&BB	CHF	1.5		100.0

UBS Trust Company National Association	New York, USA	Global WM&BB	USD	105.0	[2]	100.0

UBS Trustees (Bahamas) Ltd	Nassau, Bahamas	Global WM&BB	USD	2.0		100.0

UBS Trustees (Cayman) Ltd	George Town, Cayman Islands	Global WM&BB	USD	2.0		100.0

UBS Trustees (Jersey) Ltd.	St. Helier, Jersey	Global WM&BB	GBP	0.0		100.0

UBS Trustees (Singapore) Ltd	Singapore, Singapore	Global WM&BB	SGD	3.3		100.0

UBS UK Holding Limited	London, Great Britain	IB	GBP	5.0		100.0

UBS UK Properties Limited	London, Great Britain	IB	GBP	100.0		100.0

UBS Wealth Management (UK) Ltd	London, Great Britain	Global WM&BB	GBP	2.5		100.0

UBS Wealth Management Australia Ltd	Melbourne, Australia	Global WM&BB	AUD	53.9		100.0

1 Global WM&BB: Global Wealth Management & Business Banking, Global AM: Global Asset Management, IB: Investment Bank, CC: Corporate Center.  2 Share capital and share premium.

Note 33 Significant Subsidiaries and Associates (continued)

Consolidated companies: changes in 2007

Significant new companies

Dillon Read U.S. Finance L.P. – Delaware, USA

Fondcenter AG – Zurich, Switzerland

UBS Alternative and Quantitative Investments Limited London, Great Britain

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
Net new money in a period is the net amount of invested assets that are entrusted to UBS by new and existing clients less those withdrawn by existing clients and clients who terminate their relationship with UBS. Net new money is calculated using the direct method, by which inflows and outflows to / from invested assets are determined at the client level based on transactions. Interest payments by clients on their loans are treated as net new money outflows. Interest and dividend income from invested assets is not counted as net new money inflow. Market and currency movements as well as fees and commissions are excluded from net new money, as are the effects resulting from any acquisition or divestment of a UBS subsidiary or business. Reclassifications between invested assets and client assets as a result of a change in the service level delivered are treated as net new money flows.

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

Daehan Investment Trust Management Company

In July 2007, UBS completed the acquisition of 51% of Daehan Investment Trust Management Company Ltd. (DIMCO) from Hana Daetoo Securities (formerly Daehan Investment & Securities Company Ltd.), a wholly owned subsidiary of Hana Financial Group. DIMCO was integrated into UBS’s Global Asset Management business and renamed as UBS Hana Asset Management Company Ltd. internationally, and as Hana UBS Asset Management in Korea. The estimated cost of the business combination amounts to approximately CHF 238 million (KRW 180 billion) in total and was paid in cash. The purchase price is subject to an earn-out clawback of up to CHF 40 million (KRW 30 billion) over the next three to five years. The acquisition costs have been allocated to intangible assets reflecting customer relationships of CHF 54 million, net assets of CHF 74 million and goodwill of CHF 170 million. On acquisition date, equity attributable to minority interests was CHF 60 million. The allocation of the cost of the business combination to assets acquired and liabilities assumed is still being finalized. At closing, DIMCO managed around CHF 26.4 billion of assets (KRW 19.9 trillion).

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

	For the year ended

CHF million, except where indicated	31.12.07	31.12.06	31.12.05

Total operating income	31,776	48,928	41,359

Net profit	(5,267)	11,887	13,573

Basic earnings per share (CHF)	(2.73)	6,01	6,74

Note 36 Discontinued Operations

2007

Industrial Holdings
In 2007, the sale of two private equity investments as well as subsequent gains on private equity investments sold in prior years contributed CHF 136 million to UBS’s Net profit from discontinued operations, which includes after-tax gains on sale of CHF 102 million and an after-tax operating profit of CHF 34 million. The cash consideration received amounted to CHF 14 million. In its first quarter report 2008, UBS will report one additional private equity investment as discontinued operation. This will result in an increase of UBS’s Net profit from discontinued operations in 2007 by CHF 2 million to CHF 138 million and a corresponding decrease of Net profit from continuing operations in 2007 by CHF 2 million. Operating profit from discontinued operations after tax increased by CHF 2 million to CHF 36 million in 2007. This restated Annual Report 2007 reflects the adjustments for the additional discontinued operation.

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

Other Industrial Holdings
In 2006, private equity investments contributed CHF 437 million to UBS’s Net profit from discontinued operations, which includes after-tax gains on sale of CHF 424 million and an after-tax operating profit of CHF 13 million.

In 2005, private equity investments contributed CHF 116 million to UBS’s Net profit from discontinued operations, which includes after-tax gains on sale of CHF 113 million and an after-tax operating profit of CHF 3 million. The cash consideration received for the four investments sold in 2005 amounted to CHF 179 million.

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

	For the year ended 31.12.07
CHF million	Private Banks & GAM [1]	Industrial Holdings

Operating income	0	394

Operating expenses	0	358

Operating profit from discontinued operations before tax	0	36

Pre-tax gain on sale	7	102

Profit from discontinued operations before tax	7	138

Tax expense on operating profit from discontinued operations before tax	0	0

Tax expense on gain on sale	(258)	0

Tax expense from discontinued operations	(258)	0

Net profit from discontinued operations	265	138

Net cash flows from

operating activities	0	32

investing activities	0	(1)

financing activities	0	(42)

1 Included in Corporate Center in Note 2a.

	For the year ended 31.12.06
		Other
CHF million	Motor-Columbus	Industrial Holdings [1]

Operating income	2,494	993

Operating expenses	2,412	979

Operating profit from discontinued operations before tax	82	14

Pre-tax gain on sale	364	428

Profit from discontinued operations before tax	446	442

Tax expense on operating profit from discontinued operations before tax	11	1

Tax expense on gain on sale	(23)	0

Tax expense from discontinued operations	(12)	1

Net profit from discontinued operations	458	441

Net cash flows from

operating activities	1	16

investing activities	(52)	73

financing activities	(22)	(88)

1 Pre-tax gain on sale includes CHF 4 million related to Private Banks & GAM, which is included in Corporate Center in Note 2a.

	For the year ended 31.12.05
			Other
CHF million	Private Banks & GAM	Motor-Columbus	Industrial Holdings

Operating income	1,102	8,711	2,772

Operating expenses	619	8,323	2,739

Operating profit from discontinued operations before tax	483	388	33

Pre-tax gain on sale	4,095	0	113

Profit from discontinued operations before tax	4,578	388	146

Tax expense on operating profit from discontinued operations before tax	101	65	30

Tax expense on gain on sale	390	0	0

Tax expense from discontinued operations	491	65	30

Net profit from discontinued operations	4,087	323	116

Net cash flows from

	For the year ended 31.12.05
			Other
CHF million	Private Banks & GAM	Motor-Columbus	Industrial Holdings

operating activities	(143)	252	106

investing activities	(22)	(326)	(63)

financing activities	0	163	29

Note 37 Currency Translation Rates

The following table shows the principal rates used to translate the financial statements of foreign entities into Swiss francs:

	Spot rateAs of		Average rateYear ended
	31.12.07	31.12.06	31.12.07	31.12.06	31.12.05

1 USD	1.13	1.22	1.22	1.25	1.25

1 EUR	1.65	1.61	1.65	1.58	1.55

1 GBP	2.25	2.39	2.31	2.31	2.27

100 JPY	1.02	1.02	1.02	1.08	1.13

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

	As of or for the year ended
CHF million	31.12.07	31.12.06	31.12.05

Operating income

Net Sales	0	0	0

Operating expenses

Cost of products sold	0	0	0

Marketing expenses	0	0	0

General and administrative expenses	8	13	21

Amortization of intangible assets	0	0	1

Other operating expenses	155	54	105

Total operating expenses	163	67	127

Operating profit	(163)	(67)	(127)

Non-operating profit

Interest income	0	0	0

Interest expense	0	0	0

Other non-operating income, net	714	302	549

Non-operating profit	714	302	549

Net profit from continuing operations before tax	551	235	422

Tax expense	28	33	167

Equity in income of associates, net of tax	(25)	11	25

Net profit from continuing operations	498	213	280

Net profit from discontinued operations	138	895	439

Net profit	636	1,108	719

Net profit attributable to minority interests	50	104	207

Net profit attributable to UBS shareholders	586	1,004	512

Accounts receivable trade, gross	27	103

Allowance for doubtful receivables	(2)	(7)

Accounts receivables trade, net	25	96

Note 39 Additional Disclosures Required under SEC Rules (continued)
Note 39.2 Supplemental Guarantor Information

Guarantee of PaineWebber securities
Following the acquisition of Paine Webber Group Inc., UBS AG made a full and unconditional guarantee of the senior and subordinated notes and trust preferred securities (“Debt Securities”) of PaineWebber. Prior to the acquisition, Paine-Webber was an SEC Registrant. Upon the acquisition, Paine-Webber was merged into UBS Americas Inc., a wholly owned subsidiary of UBS.
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

Supplemental Guarantor Consolidating Income Statement

CHF million	UBS AG	UBS		Consolidating
For the year ended 31 December 2007	Parent Bank [1]	Americas Inc.	Subsidiaries	Entries	UBS Group

Operating income

Interest income	77,306	47,747	51,985	(67,926)	109,112

Interest expense	(74,689)	(46,420)	(50,592)	67,926	(103,775)

Net interest income	2,617	1,327	1,393	0	5,337

Credit loss (expense) / recovery	11	(234)	(15)	0	(238)

Net interest income after credit loss expense	2,628	1,093	1,378	0	5,099

Net fee and commission income	12,852	10,119	7,663	0	30,634

Net trading income	3,467	(9,932)	(1,888)	0	(8,353)

Income from subsidiaries	464	0	0	(464)	0

Other income	(4,273)	8,369	245	0	4,341

Revenues from industrial holdings	0	0	0	0	0

Total operating income	15,138	9,649	7,398	(464)	31,721

Operating expenses

Personnel expenses	13,239	8,329	3,947	0	25,515

General and administrative expenses	5,684	3,446	(701)	0	8,429

Depreciation of property and equipment	930	138	175	0	1,243

Amortization of intangible assets	3	101	172	0	276

Goods and materials purchased	0	0	0	0	0

Total operating expenses	19,856	12,014	3,593	0	35,463

Operating profit from continuing operations before tax	(4,718)	(2,365)	3,805	(464)	(3,742)

Tax expense / (benefit)	794	(486)	1,061	0	1,369

Net profit / (loss) from continuing operations	(5,512)	(1,879)	2,744	(464)	(5,111)

Net profit / (loss) from discontinued operations	265	0	138	0	403

Net profit / (loss)	(5,247)	(1,879)	2,882	(464)	(4,708)

Net profit / (loss) attributable to minority interests	0	18	521	0	539

Net profit / (loss) attributable to UBS shareholders	(5,247)	(1,897)	2,361	(464)	(5,247)

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Note 39 Additional Disclosures Required under SEC Rules (continued)
Note 39.2 Supplemental Guarantor Consolidating Balance Sheet

CHF million	UBS AG	UBS		Consolidating
As of 31 December 2007	Parent Bank [1]	Americas Inc.	Subsidiaries	Entries	UBS Group

Assets

Cash and balances with central banks	8,530	109	10,154	0	18,793

Due from banks	154,138	16,530	200,488	(310,249)	60,907

Cash collateral on securities borrowed	117,312	166,479	53,672	(130,400)	207,063

Reverse repurchase agreements	292,839	106,775	266,470	(289,156)	376,928

Trading portfolio assets	354,200	170,977	84,884	0	610,061

Trading portfolio assets pledged as collateral	103,971	55,842	4,498	0	164,311

Positive replacement values	436,271	16,770	192,144	(216,968)	428,217

Financial assets designated at fair value	5,510	7,149	8,421	(9,315)	11,765

Loans	370,274	41,398	43,584	(119,392)	335,864

Financial investments available-for-sale	2,611	980	1,375	0	4,966

Accrued income and prepaid expenses	7,379	4,369	4,883	(4,678)	11,953

Investments in associates	28,049	139	150	(26,359)	1,979

Property and equipment	5,352	959	923	0	7,234

Goodwill and intangible assets	276	10,516	3,746	0	14,538

Other assets	13,725	5,135	4,951	(5,622)	18,189

Total assets	1,900,437	604,127	880,343	(1,112,139)	2,272,768

Liabilities

Due to banks	246,977	114,066	94,968	(310,249)	145,762

Cash collateral on securities lent	45,055	64,281	52,685	(130,400)	31,621

Repurchase agreements	105,750	238,880	250,413	(289,156)	305,887

Trading portfolio liabilities	111,955	51,904	929	0	164,788

Negative replacement values	456,631	16,333	187,543	(216,968)	443,539

Financial liabilities designated at fair value	146,701	14,947	39,520	(9,315)	191,853

Due to customers	555,694	87,534	118,056	(119,392)	641,892

Accrued expenses and deferred income	13,276	8,242	5,310	(4,678)	22,150

Debt issued	168,266	3,478	50,333	0	222,077

Other liabilities	19,057	5,511	42,083	(5,622)	61,029

Total liabilities	1,869,362	605,176	841,840	(1,085,780)	2,230,598

Equity attributable to UBS shareholders	31,075	(3,373)	33,876	(26,359)	35,219

Minority interests	0	2,324	4,627	0	6,951

Total equity	31,075	(1,049)	38,503	(26,359)	42,170

Total liabilities and equity	1,900,437	604,127	880,343	(1,112,139)	2,272,768

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Note 39 Additional Disclosures Required under SEC Rules (continued)
Note 39.2 Supplemental Guarantor Consolidating Cash Flow Statement

CHF million	UBS AG	UBS
For the year ended 31 December 2007	Parent Bank [1]	Americas Inc.	Subsidiaries	UBS Group

Net cash flow from / (used in) operating activities	(65,749)	19,670	(5,999)	(52,078)

Cash flow from / (used in) investing activities

Investments in subsidiaries and associates	(2,337)	0	0	(2,337)

Disposal of subsidiaries and associates	885	0	0	885

Purchase of property and equipment	(1,022)	(581)	(307)	(1,910)

Disposal of property and equipment	40	28	66	134

Net (investment in) / divestment of financial investments available-for-sale	4,027	34	1,920	5,981

Net cash flow from / (used in) investing activities	1,593	(519)	1,679	2,753

Cash flow from / (used in) financing activities

Net money market paper issued / (repaid)	35,017	(1,426)	(919)	32,672

Net movements in treasury shares and own equity derivative activity	(2,771)	0	0	(2,771)

Dividends paid	(4,275)	0	0	(4,275)

Issuance of long-term debt, including financial liabilities designated at fair value	105,197	1,022	4,655	110,874

Repayment of long-term debt, including financial liabilities designated at fair value	(54,251)	(7,022)	(1,134)	(62,407)

Increase in minority interests	0	32	1,062	1,094

Dividend payments to / purchase from minority interests	0	(665)	46	(619)

Net activity in investments in subsidiaries	871	(6,627)	5,756	0

Net cash flow from / (used in) financing activities	79,788	(14,686)	9,466	74,568

Effects of exchange rate differences	(9,070)	(3,062)	(96)	(12,228)

Net increase / (decrease) in cash equivalents	6,562	1,403	5,050	13,015

Cash and cash equivalents, beginning of the year	102,548	14,129	19,413	136,090

Cash and cash equivalents, end of the year	109,110	15,532	24,463	149,105

Cash and cash equivalents comprise:

Cash and balances with central banks	8,530	109	10,154	18,793

Money market paper [2]	60,266	13,202	3,747	77,215

Due from banks with original maturity of less than three months	40,314	2,221	10,562	53,097

Total	109,110	15,532	24,463	149,105

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.   2 Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments available-for-sale. CHF 3,364 million was pledged at 31 December 2007.

Note 39 Additional Disclosures Required under SEC Rules (continued)
Note 39.2 Supplemental Guarantor Consolidating Income Statement

CHF million	UBS AG	UBS		Consolidating
For the year ended 31 December 2006	Parent Bank [1]	Americas Inc.	Subsidiaries	Entries	UBS Group

Operating income

Interest income	60,057	42,667	39,269	(54,592)	87,401

Interest expense	(56,020)	(41,049)	(38,403)	54,592	(80,880)

Net interest income	4,037	1,618	866	0	6,521

Credit loss (expense) / recovery	167	(6)	(5)	0	156

Net interest income after credit loss expense	4,204	1,612	861	0	6,677

Net fee and commission income	11,646	8,590	5,220	0	25,456

Net trading income	10,306	1,634	1,803	0	13,743

Income from subsidiaries	3,086	0	0	(3,086)	0

Other income	(450)	1,637	421	0	1,608

Revenues from industrial holdings	0	0	0	0	0

Total operating income	28,792	13,473	8,305	(3,086)	47,484

Operating expenses

Personnel expenses	12,480	8,287	3,264	0	24,031

General and administrative expenses	2,805	3,362	1,775	0	7,942

Depreciation of property and equipment	979	133	132	0	1,244

Amortization of intangible assets	14	83	51	0	148

Goods and materials purchased	0	0	0	0	0

Total operating expenses	16,278	11,865	5,222	0	33,365

Operating profit from continuing operations before tax	12,514	1,608	3,083	(3,086)	14,119

Tax expense / (benefit)	1,499	1,018	481	0	2,998

Net profit / (loss) from continuing operations	11,015	590	2,602	(3,086)	11,121

Net profit / (loss) from discontinued operations	512	0	387	0	899

Net profit / (loss)	11,527	590	2,989	(3,086)	12,020

Net profit / (loss) attributable to minority interests	0	527	(34)	0	493

Net profit / (loss) attributable to UBS shareholders	11,527	63	3,023	(3,086)	11,527

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Note 39 Additional Disclosures Required under SEC Rules (continued)
Note 39.2 Supplemental Guarantor Consolidating Balance Sheet

CHF million	UBS AG	UBS		Consolidating
As of 31 December 2006	Parent Bank [1]	Americas Inc.	Subsidiaries	Entries	UBS Group

Assets

Cash and balances with central banks	2,660	78	757	0	3,495

Due from banks	121,404	16,884	182,850	(270,712)	50,426

Cash collateral on securities borrowed	99,829	303,607	156,083	(207,929)	351,590

Reverse repurchase agreements	270,814	167,222	300,862	(333,064)	405,834

Trading portfolio assets	294,590	188,710	143,736	0	627,036

Trading portfolio assets pledged as collateral	162,722	51,834	36,922	0	251,478

Positive replacement values	283,466	13,168	173,243	(176,902)	292,975

Financial assets designated at fair value	2,902	4,147	7,146	(8,265)	5,930

Loans	399,352	40,279	38,644	(180,433)	297,842

Financial investments available-for-sale	5,843	862	2,232	0	8,937

Accrued income and prepaid expenses	6,598	4,029	4,809	(5,075)	10,361

Investments in associates	34,887	179	237	(33,780)	1,523

Property and equipment	5,432	637	844	0	6,913

Goodwill and intangible assets	258	11,128	3,387	0	14,773

Other assets	10,931	5,524	5,613	(4,571)	17,497

Total assets	1,701,688	808,288	1,057,365	(1,220,731)	2,346,610

Liabilities

Due to banks	228,992	114,782	130,627	(270,712)	203,689

Cash collateral on securities lent	106,019	57,937	107,061	(207,929)	63,088

Repurchase agreements	167,166	419,427	291,951	(333,064)	545,480

Trading portfolio liabilities	107,747	71,165	25,861	0	204,773

Negative replacement values	290,746	13,629	169,590	(176,902)	297,063

Financial liabilities designated at fair value	121,074	49	32,829	(8,265)	145,687

Due to customers	489,823	80,936	165,560	(180,433)	555,886

Accrued expenses and deferred income	12,336	8,730	5,860	(5,075)	21,851

Debt issued	110,020	29,149	50,974	0	190,143

Other liabilities	16,528	4,447	47,076	(4,571)	63,480

Total liabilities	1,650,451	800,251	1,027,389	(1,186,951)	2,291,140

Equity attributable to UBS shareholders	51,237	5,052	26,872	(33,780)	49,381

Minority interests	0	2,985	3,104	0	6,089

Total equity	51,237	8,037	29,976	(33,780)	55,470

Total liabilities and equity	1,701,688	808,288	1,057,365	(1,220,731)	2,346,610

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Note 39 Additional Disclosures Required under SEC Rules (continued)
Note 39.2 Supplemental Guarantor Consolidating Cash Flow Statement

CHF million	UBS AG	UBS
For the year ended 31 December 2006	Parent Bank [1]	Americas Inc.	Subsidiaries	UBS Group

Net cash flow from / (used in) operating activities	(2,215)	(14,984)	11,815	(5,384)

Cash flow from / (used in) investing activities

Investments in subsidiaries and associates	2,856	0	0	2,856

Disposal of subsidiaries and associates	1,154	0	0	1,154

Purchase of property and equipment	(1,292)	(255)	(246)	(1,793)

Disposal of property and equipment	298	47	154	499

Net (investment in) / divestment of financial investments available-for-sale	90	433	1,200	1,723

Net cash flow from / (used in) investing activities	3,106	225	1,108	4,439

Cash flow from / (used in) financing activities

Net money market paper issued / (repaid)	17,526	1,039	(1,644)	16,921

Net movements in treasury shares and own equity derivative activity	(3,179)	0	0	(3,179)

Capital issuance	1	0	0	1

Capital repayment by par value reduction	(631)	0	0	(631)

Dividends paid	(3,214)	0	0	(3,214)

Issuance of long-term debt, including financial liabilities designated at fair value	79,358	10,881	7,436	97,675

Repayment of long-term debt, including financial liabilities designated at fair value	(48,748)	(447)	(10,545)	(59,740)

Increase in minority interests	0	85	1,246	1,331

Dividend payments to / purchase from minority interests	0	2,441	(3,513)	(1,072)

Net activity in investments in subsidiaries	(8,410)	3,229	5,181	0

Net cash flow from / (used in) financing activities	32,703	17,228	(1,839)	48,092

Effects of exchange rate differences	406	(1,871)	(634)	(2,099)

Net increase / (decrease) in cash equivalents	34,000	598	10,450	45,048

Cash and cash equivalents, beginning of the year	68,548	13,531	8,963	91,042

Cash and cash equivalents, end of the year	102,548	14,129	19,413	136,090

Cash and cash equivalents comprise:

Cash and balances with central banks	2,660	78	757	3,495

Money market paper [2]	73,431	11,488	2,225	87,144

Due from banks with original maturity of less than three months	26,457	2,563	16,431	45,451

Total	102,548	14,129	19,413	136,090

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.   2 Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments available-for-sale. CHF 7,183 million was pledged at 31 December 2006.

Note 39 Additional Disclosures Required under SEC Rules (continued)
Note 39.2 Supplemental Guarantor Consolidating Income Statement

	UBS AGParent			Consolidating
CHF million For the year ended 31 December 2005	Bank [1]	UBSAmericas Inc.	Subsidiaries	Entries	UBS Group

Operating income

Interest income	39,779	27,782	20,729	(29,004)	59,286

Interest expense	(33,892)	(24,803)	(20,067)	29,004	(49,758)

Net interest income	5,887	2,979	662	0	9,528

Credit loss (expense) / recovery	370	(3)	8	0	375

Net interest income after credit loss expense	6,257	2,976	670	0	9,903

Net fee and commission income	9,670	7,420	4,094	0	21,184

Net trading income	7,453	(123)	918	0	8,248

Income from subsidiaries	(935)	0	0	935	0

Other income	2,635	476	(1,976)	0	1,135

Revenues from industrial holdings	0	0	0	0	0

Total operating income	25,080	10,749	3,706	935	40,470

Operating expenses

Personnel expenses	10,229	6,894	3,573	0	20,696

General and administrative expenses	2,330	2,667	1,472	0	6,469

Depreciation of property and equipment	988	140	112	0	1,240

Amortization of intangible assets	24	70	34	0	128

Goods and materials purchased	0	0	0	0	0

Total operating expenses	13,571	9,771	5,191	0	28,533

Operating profit from continuing operations before tax	11,509	978	(1,485)	935	11,937

Tax expense / (benefit)	1,682	919	(331)	0	2,270

Net profit / (loss) from continuing operations	9,827	59	(1,154)	935	9,667

Net profit / (loss) from discontinued operations	3,705	0	821	0	4,526

Net profit / (loss)	13,532	59	(333)	935	14,193

Net profit / (loss) attributable to minority interests	0	122	539	0	661

Net profit / (loss) attributable to UBS shareholders	13,532	(63)	(872)	935	13,532

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Note 39 Additional Disclosures Required under SEC Rules (continued)
Note 39.2 Supplemental Guarantor Consolidating Cash Flow Statement

	UBS AGParent
CHF million For the year ended 31 December 2005	Bank [1]	UBSAmericas Inc.	Subsidiaries	UBS Group

Net cash flow from / (used in) operating activities	(29,397)	(16,000)	(18,396)	(63,793)

Cash flow from / (used in) investing activities

Investments in subsidiaries and associates	(1,540)	0	0	(1,540)

Disposal of subsidiaries and associates	3,240	0	0	3,240

Purchase of property and equipment	(1,153)	(155)	(584)	(1,892)

Disposal of property and equipment	71	6	193	270

Net (investment in) / divestment of financial investments available-for-sale	(4,667)	(40)	2,220	(2,487)

Net cash flow from / (used in) investing activities	(4,049)	(189)	1,829	(2,409)

Cash flow from / (used in) financing activities

Net money market paper issued / (repaid)	22,698	615	(92)	23,221

Net movements in treasury shares and own equity derivative activity	(1,805)	0	0	(1,805)

Capital issuance	2	0	0	2

Dividends paid	(3,105)	0	0	(3,105)

Issuance of long-term debt, including financial liabilities designated at fair value	50,587	14,635	11,085	76,307

Repayment of long-term debt, including financial liabilities designated at fair value	(17,780)	(753)	(11,924)	(30,457)

Increase in minority interests	0	8	1,564	1,572

Dividend payments to / purchase from minority interests	0	(175)	(400)	(575)

Net activity in investments in subsidiaries	(1,898)	15	1,883	0

Net cash flow from / (used in) financing activities	48,699	14,345	2,116	65,160

Effects of exchange rate differences	3,258	(720)	2,455	4,993

Net increase / (decrease) in cash equivalents	18,511	(2,564)	(11,996)	3,951

Cash and cash equivalents, beginning of the year	50,037	16,095	20,959	87,091

Cash and cash equivalents, end of the year	68,548	13,531	8,963	91,042

Cash and cash equivalents comprise:

Cash and balances with central banks	2,712	5	2,642	5,359

Money market paper [2]	47,838	8,991	997	57,826

Due from banks with original maturity of less than three months	17,998	4,535	5,324	27,857

Total	68,548	13,531	8,963	91,042

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

Note 39 Additional Disclosures Required under SEC Rules (continued)
Note 39.2 Guarantee of other securities

Guarantee of other securities
UBS AG, acting through wholly-owned finance subsidiaries, issued the following trust preferred securities:

USD billion, unless otherwise indicated		Outstanding as of 31.12.07
Issuing Entity	Type of security	Date issued	Interest (%)	Amount

UBS Preferred Funding Trust I	Trust preferred securities	October 2000	8.622	1.5

UBS Preferred Funding Trust II	Trust preferred securities [1]	June 2001	7.247	0.5

UBS Preferred Funding Trust IV	Floating rate noncumulative trust preferred securities	May 2003	one-month LIBOR + 0.7%	0.3

UBS Preferred Funding Trust V	Trust preferred securities	May 2006	6.243	1.0

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
The increase in Extraordinary income and decrease in Extraordinary expenses are explained on page 118.

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

Customer Lending

The customer loan drop of CHF 42 billion was due to lower funding needs of UBS subsidiaries, predominately related to the reintegration of positions held by Dillon Read Capital Management subsidiaries, which are no longer funded by the UBS Parent Bank. In addition, loans secured by mort-gages declined (CHF 12 billion) driven by the downturn in the US mortgage market and the exit of certain US legacy positions which were built up by Dillon Read Capital Management.

Financial Statements

Income Statement

	For the year ended		% change from
CHF million	31.12.07	31.12.06	31.12.06

Interest and discount income	58,674	45,978	28

Interest and dividend income from trading portfolio	19,003	15,324	24

Interest and dividend income from financial investments	58	32	81

Interest expense	(75,179)	(57,507)	31

Net interest income	2,556	3,827	(33)

Credit-related fees and commissions	205	199	3

Fee and commission income from securities and investment business	15,468	12,288	26

Other fee and commission income	686	840	(18)

Fee and commission expense	(3,269)	(1,820)	80

Net fee and commission income	13,090	11,507	14

Net trading income	2,767	9,467	(71)

Net income from disposal of financial investments	178	333	(47)

Income from investments in associated companies	2,592	1,910	36

Income from real estate holdings	27	21	29

Sundry income from ordinary activities	3,352	2,982	12

Sundry ordinary expenses	(3,223)	(3,059)	5

Other income from ordinary activities	2,926	2,187	34

Operating income	21,339	26,988	(21)

Personnel expenses	13,505	12,886	5

General and administrative expenses	5,191	4,736	10

Operating expenses	18,696	17,622	6

Operating profit	2,643	9,366	(72)

Depreciation and write-offs on investments in associated companies and fixed assets	8,660	1,352	541

Allowances, provisions and losses	2,780	342	713

Profit before extraordinary items and taxes	(8,797)	7,672

Extraordinary income	4,665	1,095	326

Extraordinary expenses	4	239	(98)

Tax expense	115	1,970	(94)

Profit for the period	(4,251)	6,558

Balance Sheet

			% change
CHF million	31.12.07	31.12.06	from31.12.06

Assets

Liquid assets	8,530	2,660	221

Money market paper	60,266	73,430	(18)

Due from banks	527,081	439,098	20

Due from customers	274,510	316,241	(13)

Mortgage loans	141,381	153,114	(8)

Trading balances in securities and precious metals	412,977	411,981	0

Financial investments	1,685	2,844	(41)

Investments in associated companies	21,228	27,076	(22)

Fixed assets	5,273	4,527	16

Accrued income and prepaid expenses	7,221	6,573	10

Positive replacement values	124,244	138,222	(10)

Other assets	13,676	9,975	37

Total assets	1,598,072	1,585,741	1

Total subordinated assets	6,293	5,852	8

Total amounts receivable from Group companies	602,667	657,919	(8)

Liabilities

Money market paper issued	104,878	69,861	50

Due to banks	491,102	556,136	(12)

Due to customers on savings and deposit accounts	72,303	80,883	(11)

Other amounts due to customers	521,189	508,609	2

Medium-term bonds	3,228	2,238	44

Bond issues and loans from central mortgage institutions	189,023	143,779	31

Accruals and deferred income	17,368	16,672	4

Negative replacement values	145,445	149,879	(3)

Other liabilities	15,576	10,471	49

Allowances and provisions	3,970	2,305	72

Share capital	207	211	(2)

General statutory reserve	8,775	8,295	6

Reserve for own shares	9,441	9,114	4

Other reserves	19,818	20,730	(4)

Profit for the period	(4,251)	6,558

Total liabilities	1,598,072	1,585,741	1

Total subordinated liabilities	21,114	21,907	(4)

Total amounts payable to Group companies	330,567	450,093	(27)

Statement of Appropriation of Retained Earnings

CHF million

The Board of Directors proposes to the Annual General Meeting the following appropriation:

Profit / (Loss) for the financial year 2007 as per the Parent Bank’s Income Statement	(4,251)

Appropriation to other reserves	(4,251)

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

Additional Income Statement Information

Net Trading Income

	For the year ended		% change from
CHF million	31.12.07	31.12.06	31.12.06

Equities	7,867	5,761	37

Fixed income	(7,679)	1,114

Foreign exchange and other [1]	2,579	2,592	(1)

Total	2,767	9,467	(71)

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

Additional Balance Sheet Information

Allowances and Provisions

		Provisions	Recoveries,
		applied in	doubtful interest,		New
		accordance	currency	Provisions	provisions
		with their	translation	released	charged	Balance
CHF million	Balance at31.12.06	specified purpose	differences	to income	to income	at31.12.07

Default risks (credit and country risk)	1,298	(299)	48	(279)	268	1,036

Trading portfolio risks	2,844	0	0	0	1,710	4,554

Litigation risks	293	(187)	(15)	(48)	115	158

Operational risks	131	(84)	3	(44)	158	164

Retirement benefit plans	106	(8)	(40)	0	49	107

Deferred taxes	34	0	(14)	0	11	31

Other [1]	1,664	(1,091)	(3)	(88)	2,964	3,446

Total allowances and provisions	6,370	(1,669)	(21)	(459)	5,275	9,496

Allowances deducted from assets	4,065					5,526

Total provisions as per balance sheet	2,305					3,970

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

Commitments and Contingent Liabilities

			% change
CHF million	31.12.07	31.12.06	from31.12.06

Contingent liabilities	223,105	189,627	18

Irrevocable commitments	104,784	115,364	(9)

Liabilities for calls on shares and other equities	145	125	16

Confirmed credits	2,630	2,133	23

Derivative Instruments

	31.12.07			31.12.06
			Notional			Notional
			amountCHF			amountCHF
CHF million	PRV[1]	NRV[2]	bn	PRV [1]	NRV [2]	bn

Interest rate contracts	167,334	164,325	33,545	176,765	175,394	29,558

Credit derivative contracts	111,898	116,128	5,451	29,026	31,781	2,824

Foreign exchange contracts	99,494	99,613	7,725	76,459	70,899	6,134

Precious metal contracts	6,363	6,569	147	4,472	4,168	121

Equity / Index contracts	30,400	49,985	760	22,437	39,016	745

Commodities contracts, excluding precious metals contracts	21,181	21,251	484	11,459	11,017	359

Total derivative instruments	436,670	457,871	48,112	320,618	332,275	39,741

Replacement value netting	312,426	312,426		182,396	182,396

Replacement values after netting	124,244	145,445		138,222	149,879

1 PRV: Positive replacement value.  2 NRV: Negative replacement value.

Fiduciary Transactions

			% change
CHF million	31.12.07	31.12.06	from31.12.06

Deposits:

with other banks	46,074	41,075	12

with Group banks	2,186	1,650	32

Total	48,260	42,725	13

Due to UBS Pension Plans

			% change
CHF million	31.12.07	31.12.06	from31.12.06

Due to UBS pension plans and UBS debt instruments held by pension plans	443	790	(51)

Securities borrowed from pension plans	9,379	7,169	31

Personnel

Parent Bank personnel was 45,102 on 31 December 2007 and 42,443 on 31 December 2006.

Corporate Governance and Compensation Report

Compensation details and additional information for executive members of the Board of Directors 1

CHF, except where indicated[a]
				Annual incentive	Discretionary award		Contributions to
			Annual incentive	award (shares; fair	(options; fair	Benefits	retirement benefits
Name, function [2]	For the year	Base salary	award (cash)	value) [b]	value) [c]	in kind [d]	plans [e]	Total

Marcel Ospel, Chairman	2007	2,000,000	0	0	0	307,310	261,069	2,568,379

Stephan Haeringer, Executive Vice Chairman	2007	1,500,000	0	0	0	111,808	261,069	1,872,877

Marco Suter, Executive Vice Chairman	2007	1,125,000	0	0	0	70,820	155,252	1,351,072

1 Individual compensation figures of the previous year will be disclosed from 2008 onwards.  2 2007: Marcel Ospel and Stephan Haeringer are executive members in office as of 31 December 2007; Marco Suter stepped down during the year as a member of the Board of Directors. His 2007 payment is pro-rata for the nine months served as executive Vice Chairman.

Remuneration details and additional information for non-executive members of the Board of Directors 1

CHF, except where indicated[a]
				Corporate	For the
	Audit	Compensation	Nominating	Responsibility	period AGM		Committee	Benefits	Additional		Share	Number of
Name, function [2]	Committee	Committee	Committee	Committee	2007 / 2008	Base fee	retainer	in kind	payments	Total	percentage	shares [3]

Ernesto Bertarelli, member			M		2007/2008	325,000	150,000	0	0	475,000	100	14,677

Gabrielle Kaufmann-Kohler, member			M	M	2007/2008	325,000	250,000	0	0	575,000	50	9,349

Sergio Marchionne, member		M			2007/2008	325,000	200,000	0	0	525,000	100	16,226

Rolf A. Meyer, member	M	C			2007/2008	325,000	650,000	0	0	975,000	50	15,853

Helmut Panke, member			C		2007/2008	325,000	250,000	0	0	575,000	50	9,349

Peter Spuhler, member		M			2007/2008	325,000	200,000	0	0	525,000	100	16,226

Peter Voser, member	M				2007/2008	325,000	300,000	0	0	625,000	50	10,162

Lawrence A. Weinbach, member	C				2007/2008	325,000	600,000	0	0	925,000	50	15,040

Joerg Wolle, member			M		2007/2008	325,000	150,000	0	0	475,000	100	14,677

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

Total payments to all members of the Board of Directors 1

CHF, except where indicated[a]	For the year [2]	Total

Aggregate of all (executive and non-executive) members of the Board of Directors	2007	11,467,328

1 The previous year will be disclosed from 2008 onwards.  2 For non-executive members of the Board of Directors: period AGM 2007 / 2008.

Total compensation for all members of the Group Executive Board 1

CHF, except where indicated [a]
				Annual
				incentive	Discretionary		Contributions
			Annual	award	award		to retirement
	For the		incentive	(shares; fair	(options;	Benefits in	benefits plans
Name, function	year	Base salary	award (cash)	value) [b]	fair value) [c]	kind [d]	[e]	Total

Rory Tapner, Chairman and Chief Executive Officer Asia Pacific (highest-paid)	2007	1,291,960	4,501,900	4,501,904	0	10,256	900	10,306,920

Aggregate of all members of the Group Executive Board (GEB) who were in office as of 31 December 2007 [2]	2007	6,995,885	15,305,667	15,305,708	0	532,706	912,974	39,052,939

Aggregate of all members of the GEB who stepped down during 2007 [3]	2007	2,511,947	23,042,376	6,750,036	0	406,567	275,635	32,986,561

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

Compensation paid to former members of the Board of Directors and Group Executive Board1

CHF, except where indicated [a]
Name, function	Compensation	Benefits in kind	Total

Alberto Togni, former member of the Board of Directors (BoD)	318,401	502,478	820,879

Philippe de Weck, former member of the BoD (Union Bank of Switzerland)	0	129,701	129,701

Robert Studer, former member of the BoD (Union Bank of Switzerland)	0	260,162	260,162

Georges Blum, former member of the BoD (Swiss Bank Corporation)	0	90,803	90,803

Aggregate of all former members of the Group Executive Board (GEB) [2]	0	257,791	257,791

Aggregate of all former members of the BoD and GEB	318,401	1,240,935	1,559,336

1 Compensation or remuneration that is connected with the former members’ activity on the Board of Directors or Group Executive Board, or that is not at market conditions.  2 Includes four former Group Executive Board members.

Explanations of compensation details for executive members of the BoD and members of the GEB:

a)	Local currencies are converted into CHF using the exchange rates as detailed in Note 37 of Financial Statements 2007.

b)	Values per share at grant: CHF 36.15 / USD 33.55 for shares granted in 2008 related to the performance year 2007. CHF prices are average price of UBS shares at virt-x over the last ten trading days of February, and USD prices are average price of UBS shares at the New York Stock Exchange (NYSE) over the last ten trading days of February in the year in which they are granted. Share awards in this report are disclosed at fair value for the performance year for which they were granted. This differs from the recognition of share-based compensation expense in UBS’s financial statements, which is based on International Financial Reporting Standards (IFRS). Until 2007, IFRS required the recognition of the fair value of share-based payments to employees as a compensation expense over the service period (typically equivalent to the vesting period).

c)	For the performance year 2007, no options were granted in 2008. In line with the “accrual principle” outlined by the SWX Swiss Exchange (SWX) in September 2007, UBS has amended its reporting of basic stock option grants in this report to align them with the performance year for which they were awarded, rather than show them in the year in which they were actually granted. According to UBS’s previous disclosure, total compensation of the executive members of the Board of Directors (BoD) and the Group Executive Board (GEB) would have been down by 60% compared to 2006, and the Chairman of the BoD’s compensation would have decreased 81%. This presentation differs from previous years, where options were included in the grant year. It also differs from the recognition of share-based compensation expense in UBS’s financial statements (see Note 30 in Financial Statements 2007).

d)	Benefits in kind: car leasing, company car allowance, staff discount on banking products and services, health and welfare benefits and general expense allowances all valued at market price.

e)	In 2007, the Swiss pension plan converted to a Swiss defined contribution model. Swiss senior executives participate in the same plan as all other employees. Under this plan, employees receive a company contribution to the plan which covers compensation up to CHF 795,600. The retirement benefits consist of a pension, a bridging pension and a one-off payout of accumulated capital from the bonus plan. Employees must also contribute to the plan. This figure excludes the mandatory employer’s social security contributions (AHV, ALV) but includes the portion attributed to the employer’s portion of the legal BVG requirement. The employee contribution is included in the base salary and annual incentive award components. In both the US and the UK, senior executives participate in the same plans as all other employees. In the US there are two different plans, one of which operates on a cash balance basis and entitles the participant to receive a company contribution based on compensation limited to USD 250,000. US senior executives may also participate in the UBS 401K defined contribution plan (open to all employees), which provides a company matching contribution for employee contributions. In the UK, senior executives participate in either the principal pension plan, which is limited to an earnings cap of GBP 100,000, or a grandfathered defined benefit plan which provides a pension on retirement based on career average base salary (uncapped).

Share and option ownership of members of the Board of Directors as of 31 December 2007

					Potentially
					conferred		Type and
		Number of	Voting rights	Number of	voting rights		quantity
Name, function [1]	For the year	shares held	in %	options held	in % [2]		of options [3]

						xii:	390,000
						xiv:	300,000
Marcel Ospel, Chairman	2007	769,483	0.068	940,000	0.083	xv:	250,000

						vii:	80,000
						ix:	80,000
						x:	80,000
						xii:	120,000
						xiv:	100,000
Stephan Haeringer, Executive Vice Chairman	2007	487,053	0.043	535,000	0.047	xv:	75,000

Ernesto Bertarelli, member	2007	48,411	0.004	0			0

Gabrielle Kaufmann-Kohler, member	2007	3,303	0.000	0			0

Sergio Marchionne, member	2007	45,800	0.004	0			0

Rolf A. Meyer, member	2007	50,562	0.004	0			0

Helmut Panke, member	2007	13,206	0.001	0			0

Peter Spuhler, member	2007	67,092	0.006	0			0

Peter Voser, member	2007	11,580	0.001	0			0

Lawrence A. Weinbach, member	2007	45,520	0.004	0			0

Joerg Wolle, member	2007	7,709	0.001	0			0

1 This table includes vested, unvested, blocked and unblocked shares and options held as of 31 December 2007.  2 No conversion rights are outstanding.  3 For details of option plans and terms, see the table on page 127.

Share and option ownership of members of the Group Executive Board as of 31 December 2007

					Potentially		Type and
		Number of	Voting rights	Number of	conferred voting		quantity
Name, function [1]	For the year	shares held	in %	options held	rights in % [2]		of options [3]

						ix:	30,000
						x:	200,000
						xii:	260,000
Marcel Rohner, Group Chief Executive Officer (CEO) and						xiv:	300,000
Chairman & CEO Investment Bank	2007	501,846	0.044	990,000	0.088	xv:	200,000

						i:	52,560
						iv:	71,672
						vi:	120,000
						viii:	120,000
						xi:	160,000
						xiii:	190,000
John A. Fraser, Chairman and						xiv:	200,000
CEO Global Asset Management	2007	461,764	0.041	1,074,232	0.095	xv:	160,000

						x:	80,000
						xii:	90,000
						xiv:	90,000
Peter Kurer, Group General Counsel	2007	292,762	0.026	350,000	0.031	xv:	90,000

						ii:	4,000
						iv:	57,590
						v:	40,000
						viii:	100,000
						xi:	133,092
						xiii:	52,000
						xiv:	66,000
Joseph Scoby, Group Chief Risk Officer	2007	509,571	0.045	533,682	0.047	xv:	81,000

						vii:	30,000
						x:	60,000
						xii:	80,000
Walter Stuerzinger, Chief Operating Officer Corporate						xiv:	90,000
Center	2007	209,442	0.019	350,000	0.031	xv:	90,000

						x:	60,000
						xii:	120,000
						xiv:	100,000
Marco Suter, Group Chief Financial Officer	2007	235,757	0.021	355,000	0.031	xv:	75,000

						iii:	264,486
						vi:	200,000
						ix:	200,000
						x:	160,000
						xii:	150,000
						xiv:	160,000
Rory Tapner, Chairman and CEO Asia Pacific	2007	514,365	0.046	1,294,486	0.115	xv:	160,000

						vi:	50,000
						xii:	95,976
Raoul Weil, Chairman and						xiv:	120,000
CEO Global Wealth Management & Business Banki	ng 2007	212,934	0.019	405,752	0.036	xv:	139,776

1 This table includes vested and unvested shares and options held as of 31 December 2007.     2 No conversion rights are outstanding. 3 For details of option plans and terms, see the table on page 127.

Vested and unvested options held by executive members of the Board of Directors and by members of the Group Executive Board as of 31 December 2007

Type	Number of options	Year of grant	Vesting date	Expiry date	Subscription ratio	Strike price

i	52,560	2001	20/02/2004	20/02/2009	1:1	CHF 50.00

ii	4,000	2002	28/02/2005	28/02/2012	1:1	USD 23.12

iii	264,486	2002	20/02/2005	31/01/2012	1:1	CHF 38.88

iv	129,262	2002	31/01/2005	31/01/2012	1:1	USD 22.63

v	40,000	2002	28/06/2005	28/06/2012	1:1	USD 24.85

vi	370,000	2002	28/06/2005	28/06/2012	1:1	CHF 40.38

vii	110,000	2002	28/06/2005	28/12/2012	1:1	CHF 40.38

viii	220,000	2003	31/01/2006	31/01/2013	1:1	USD 24.00

ix	310,000	2003	31/01/2006	31/07/2013	1:1	CHF 32.50

x	640,000	2004	28/02/2007	28/02/2014	1:1	CHF 51.88

xi	293,092	2004	28/02/2007	28/02/2014	1:1	USD 40.63

xii	1,305,976	2005	01/03/2008	28/02/2015	1:1	CHF 55.75

xiii	242,000	2005	01/03/2008	28/02/2015	1:1	USD 47.75

xiv	1,526,000	2006	01/03/2009	28/02/2016	1:1	CHF 77.33

xv	1,320,776	2007	01/03/2010	28/02/2017	1:1	CHF 78.50

Loans granted to members of the Board of Directors as of 31 December 2007

CHF, except where indicated [a]
Name, function [1]	Mortgages	Other loans granted	Total

Marcel Ospel, Chairman	11,000,000	0	11,000,000

Stephan Haeringer, Executive Vice Chairman	0	0	0

Ernesto Bertarelli, member	0	0	0

Gabrielle Kaufmann-Kohler, member	0	0	0

Sergio Marchionne, member	0	0	0

Rolf A. Meyer, member	480,000	0	480,000

Helmut Panke, member	0	0	0

Peter Spuhler, member	0	0	0

Peter Voser, member	0	0	0

Lawrence A. Weinbach, member	0	0	0

Joerg Wolle, member	0	0	0

Aggregate of all members of the Board of Directors	11,480,000	0	11,480,000

1 No loans have been granted to related parties of the Board of Directors members at conditions not customary in the market. For this purpose UBS considers loans granted on the terms available to UBS employees to be at arm’s length.

Loans granted to members of the Group Executive Board

CHF, except where indicated [a]
Name, function [1]	Mortgages	Other loans granted [2]	Total

Joseph Scoby, Group Chief Risk Officer	0	3,145,796	3,145,796

Aggregate of all members of the Group Executive Board	3,487,000	3,145,796	6,632,796

1 No loans have been granted to related parties of the members of the Group Executive Board at conditions not customary in the market. For this purpose UBS considers loans granted on the terms available to UBS employees to be at arm’s length.  2 Guarantees.

Report of the Statutory Auditors

ERNST & YOUNG

■ Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

■ Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS AG, Zurich and Basel

Basel, 6 March 2008

Report of the statutory auditors

As statutory auditors, we have audited the accounting records and the financial statements (income statement, balance sheet and notes on pages 113 - 127) of UBS AG for the year ended 31 December 2007.

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

On 29 February 2008 the noon buying rate was 0.9583 USD per 1 CHF.

			Average rate[1]
Year ended 31 December	High	Low	(USD per 1 CHF)	At period end

2003	0.8189	0.7048	0.7493	0.8069

2004	0.8843	0.7601	0.8059	0.8712

2005	0.8721	0.7544	0.8039	0.7606

2006	0.8396	0.7575	0.8034	0.8200

2007	0.9087	0.7978	0.8381	0.8827

Month	High	Low

September 2007	0.8568	0.8258

October 2007	0.8629	0.8437

November 2007	0.9087	0.8627

December 2007	0.8951	0.8645

January 2008	0.9221	0.8948

February 2008	0.9583	0.9030

1  The average of the noon buying rates on the last business day of each full month during the relevant period.

B – Selected Financial Data (continued)

	For the year ended
CHF million, except where indicated	31.12.07	31.12.06	31.12.05	31.12.04	31.12.03

Income statement data

Interest income	109,112	87,401	59,286	39,228	40,045

Interest expense	(103,775)	(80,880)	(49,758)	(27,484)	(27,784)

Net interest income	5,337	6,521	9,528	11,744	12,261

Credit loss (expense) / recovery	(238)	156	375	241	(102)

Net interest income after credit loss (expense) / recovery	5,099	6,677	9,903	11,985	12,159

Net fee and commission income	30,634	25,456	21,184	18,310	16,484

Net trading income	(8,353)	13,743	8,248	5,098	3,859

Other income	4,341	1,608	1,135	875	298

Income from industrial holdings	0	0	0	0	0

Total operating income	31,721	47,484	40,470	36,268	32,800

Total operating expenses	35,463	33,365	28,533	26,840	25,628

Operating profit from continuing operations before tax	(3,742)	14,119	11,937	9,428	7,172

Tax expense	1,369	2,998	2,270	2,073	1,383

Net profit from continuing operations	(5,111)	11,121	9,667	7,355	5,789

Net profit from discontinued operations	403	899	4,526	629	369

Net profit	(4,708)	12,020	14,193	7,984	6,158

Net profit attributable to minority interests	539	493	661	454	349

Net profit attributable to UBS shareholders	(5,247)	11,527	13,532	7,530	5,809

Cost / income ratio (%) [1]	111.0	70.5	71.2	74.5	77.9

Per share data (CHF)

Basic earnings per share [2]	(2.72)	5.83	6.72	3.66	2.67

Diluted earnings per share [2]	(2.73)	5.59	6.44	3.48	2.55

Operating profit before tax per share	(1.94)	7.14	5.93	4.58	3.30

Cash dividends declared per share (CHF) [3,4]	N/A	2.20	1.60	1.50	1.30

Cash dividend declared per share (USD) [3,4]	N/A	1.83	1.26	1.27	1.00

Dividend payout ratio (%) [3,4]	N/A	37.74	23.81	40.98	48.69

Rates of return (%)

Return on equity attributable to UBS shareholders [5]	(11.3)	(26.6)	38.4	24.3	17.7

Return on average equity	(11.0)	24.8	36.0	22.4	16.7

Return on average assets	(0.19)	0.49	0.66	0.42	0.37

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

B – Selected Financial Data (continued)

CHF million, except where indicated	31.12.07	31.12.06	31.12.05	31.12.04	31.12.03

Balance sheet data

Total assets	2,272,768	2,346,610	1,998,976	1,701,524	1,540,058

Equity attributable to UBS shareholders	35,219	49,381	43,977	33,505	33,288

Average equity to average assets (%)	1.73	1.96	1.83	1.86	2.24

Market capitalization	108,654	154,222	131,949	103,638	95,401

Shares

Registered ordinary shares	2,073,547,344	2,105,273,286	2,177,265,044	2,253,716,354	2,366,093,528

Treasury shares	158,105,524	164,475,699	208,519,748	249,326,620	273,482,454

BIS capital ratios

Tier 1 (%)	8.7	11.8	12.8	11.8	11.8

Total BIS (%)	11.9	14.6	14.1	13.6	13.3

Risk-weighted assets	372,298	341,892	310,409	264,832	252,398

Invested assets (CHF billion)	3,189	2,989	2,652	2,217	2,098

Personnel Financial Businesses (full-time equivalents)

Switzerland	27,884	27,018	26,028	25,987	26,660

Rest of Europe / Middle East / Africa	13,728	12,687	11,007	10,751	9,888

Americas	31,975	30,819	27,136	26,231	25,508

Asia Pacific	9,973	7,616	5,398	4,438	3,823

Total	83,560	78,140	69,569	67,407	65,879

Long-term ratings [1]

Fitch, London	AA	AA+	AA+	AA+	AA+

Moody’s, New York	Aaa	Aa2	Aa2	Aa2	Aa2

Standard & Poor’s, New York	AA	AA+	AA+	AA+	AA+

1  See the “Capital management” section in Risk, Treasury and Capital Management 2007 for information about the nature of these ratings.

Balance Sheet Data
CHF million	31.12.07	31.12.06	31.12.05	31.12.04	31.12.03

Assets

Total assets	2,272,768	2,346,610	1,998,976	1,701,524	1,540,058

Due from banks	60,907	50,426	33,644	35,419	31,959

Cash collateral on securities borrowed	207,063	351,590	288,435	210,606	206,519

Reverse repurchase agreements	376,928	405,834	404,432	357,164	320,499

Trading portfolio assets	610,061	627,036	499,297	389,487	354,558

Trading portfolio assets pledged as collateral	164,311	251,478	154,759	159,115	120,759

Positive replacement values	428,217	292,975	273,889	248,664	234,015

Loans	335,864	297,842	279,910	241,803	220,083

Liabilities

Due to banks	145,762	203,689	124,328	120,026	129,084

Cash collateral on securities lent	31,621	63,088	59,938	51,301	48,272

Repurchase agreements	305,887	545,480	478,508	422,587	415,863

Trading portfolio liabilities	164,788	204,773	188,631	171,033	143,957

Negative replacement values	443,539	297,063	277,770	267,799	240,577

Financial liabilities designated at fair value	191,853	145,687	117,401	65,756	35,286

Due to customers	641,892	555,886	466,907	386,320	351,583

Debt issued	222,077	190,143	160,710	117,856	88,874

Equity attributable to UBS shareholders	35,219	49,381	43,977	33,505	33,288

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

For the year ended
31.12.07	31.12.06	31.12.05	31.12.04	31.12.03

0.96	1.17	1.23	1.32	1.23

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

D – Information Required by Industry Guide 3

Selected Statistical Information

The tables below set forth selected statistical information regarding the Group’s banking operations extracted from the Financial Statements. Unless otherwise indicated, average balances for the years ended 31 December 2007, 31 December 2006 and 31 December 2005 are calculated from monthly data. The distinction between domestic and foreign is generally based on the booking location. For loans, this method is not significantly different from an analysis based on the domicile of the borrower.

Average Balances and Interest Rates

The following table sets forth average interest-earning assets and average interest-bearing liabilities, along with the average rates, for the years ended 31 December 2007, 2006 and 2005.

	31.12.07			31.12.06			31.12.05

	Average-		Average-	Average-		Average-	Average-		Average-
CHF million, except where indicated	balance	Interest	rate (%)	balance	Interest	rate (%)	balance	Interest	rate (%)

Assets

Due from banks

Domestic	11,784	664	5.6	10,800	587	5.4	15,467	270	1.7

Foreign	46,049	2,344	5.1	29,814	1,490	5.0	25,497	1,334	5.2

Cash collateral on securities borrowed and reverse repurchase agreements

Domestic	31,473	1,693	5.4	27,147	1,333	4.9	33,012	1,079	3.3

Foreign	977,302	46,581	4.8	926,575	38,393	4.1	776,972	22,283	2.9

Trading portfolio assets

Domestic	11,866	696	5.9	17,976	651	3.6	15,545	457	2.9

Foreign taxable	861,923	38,206	4.4	707,432	31,433	4.4	580,763	23,619	4.1

Foreign non-taxable	5,754	199	3.5	4,438	127	2.9	3,390	58	1.7

Foreign total	867,677	38,405	4.4	711,870	31,560	4.4	584,153	23,677	4.1

Financial assets designated at fair value

Domestic	588	0		42	0		616	0

Foreign	9,114	298	3.3	2,325	70	3.0	691	26	3.8

Loans

Domestic	187,073	6,565	3.5	181,186	5,784	3.2	174,299	5,424	3.1

Foreign	146,040	9,359	6.4	105,362	6,284	5.9	91,290	3,531	3.9

Financial investments available-for-sale

Domestic	3,930	66	1.7	4,126	28	0.7	1,036	3	0.3

Foreign taxable	2,934	110	3.7	3,171	100	3.2	3,546	83	2.3

Foreign non-taxable	0			0	0		0	0

Foreign total	2,934	110	3.7	3,171	100	3.2	3,546	83	2.3

Total interest-earning assets	2,295,830	106,781	4.7	2,020,394	86,280	4.3	1,722,124	58,167	3.4

Net interest on swaps		2,331			1,121			1,119

Interest income and average interest-earning assets	2,295,830	109,112	4.8	2,020,394	87,401	4.3	1,722,124	59,286	3.4

Non-interest-earning assets

Positive replacement values	373,229			278,733			271,795

Fixed assets	7,090			7,445			9,308

Other	80,616			66,771			55,555

Total average assets	2,756,765			2,373,343			2,058,782

D – Information Required by Industry Guide 3 (continued)

	31.12.07			31.12.06			31.12.05

	Average-		Average-	Average-		Average-	Average-		Average-
CHF million, except where indicated	balance	Interest	rate (%)	balance	Interest	rate (%)	balance	Interest	rate (%)

Liabilities and Equity

Due to banks

Domestic	60,858	2,477	4.1	46,544	1,583	3.4	35,713	897	2.5

Foreign	146,286	8,008	5.5	108,885	5,261	4.8	92,431	3,321	3.6

Cash collateral on securities lent and repurchase agreements

Domestic	47,041	1,902	4.0	46,224	1,589	3.4	40,772	881	2.2

Foreign	752,616	38,680	5.1	751,617	32,432	4.3	647,998	19,599	3.0

Trading portfolio liabilities

Domestic	5,561	328	5.9	4,408	283	6.4	3,632	145	4.0

Foreign	214,326	15,484	7.2	202,263	14,250	7.0	173,394	10,591	6.1

Financial liabilities designated at fair value

Domestic	1,503	79	5.3	1,864	58	3.1	638	5	0.8

Foreign	173,162	7,580	4.4	127,458	4,699	3.7	86,688	2,385	2.8

Due to customers

Domestic demand deposits	64,568	736	1.1	70,981	534	0.8	67,987	292	0.4

Domestic savings deposits	78,775	502	0.6	86,631	392	0.5	86,373	404	0.5

Domestic time deposits	41,056	1,206	2.9	28,876	639	2.2	24,245	386	1.6

Domestic total	184,399	2,444	1.3	186,488	1,565	0.8	178,605	1,082	0.6

Foreign[1]	426,130	16,388	3.8	314,788	11,500	3.7	249,561	5,906	2.4

Short-term debt

Domestic	2,228	98	4.4	1,973	115	5.8	1,584	20	1.3

Foreign	144,546	8,643	6.0	110,418	5,934	5.4	96,767	3,196	3.3

Long-term debt

Domestic	4,235	115	2.7	3,957	82	2.1	4,250	117	2.8

Foreign	70,079	1,549	2.2	57,899	1,529	2.6	43,035	1,613	3.7

Total interest-bearing liabilities	2,232,970	103,775	4.6	1,964,786	80,880	4.1	1,655,068	49,758	3.0

Non-interest-bearing liabilities

Negative replacement values	382,115			278,903			288,089

Other	87,724			76,837			71,135

Total liabilities	2,702,809			2,320,526			2,014,292

Total equity	53,956			52,817			44,490

Total average liabilities and equity	2,756,765			2,373,343			2,058,782

Net interest income		5,337			6,521			9,528

Net yield on interest-earning assets			0.2			0.3			0.6

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

D – Information Required by Industry Guide 3 (continued)

Analysis of Changes in Interest Income and Expense

The following tables allocate, by categories of interest-earning assets and interest-bearing liabilities, the changes in interest income and expense due to changes in volume and interest rates for the year ended 31 December 2007 compared with the year ended 31 December 2006, and for the year ended 31 December 2006 compared with the year ended 31 December 2005. Volume and rate variances have been calculated on movements in average balances and changes in interest rates. Changes due to a combination of volume and rates have been allocated proportionally. Refer to the appropriate section of Industry Guide 3 for a discussion of the treatment of impaired and non-performing loans.

	2007 compared with 2006			2006 compared with 2005

	Increase / (decrease)			Increase / (decrease)
	due to changes in			due to changes in

	Average-	Average-	Net-	Average-	Average-	Net-
CHF million	volume	rate	change	volume	rate	change

Interest income from interest-earning assets

Due from banks

Domestic	53	24	77	(79)	396	317

Foreign	812	42	854	224	(68)	156

Cash collateral on securities borrowed and reverse repurchase agreements

Domestic	212	148	360	(194)	448	254

Foreign	2,080	6,108	8,188	4,338	11,772	16,110

Trading portfolio assets

Domestic	(220)	265	45	70	124	194

Foreign taxable	6,798	(25)	6,773	5,193	2,621	7,814

Foreign non-taxable	38	34	72	18	51	69

Foreign total	6,836	9	6,845	5,211	2,672	7,883

Financial assets designated at fair value

Domestic	0	0	0	0	0	0

Foreign	204	24	228	62	(18)	44

Loans

Domestic	188	593	781	213	147	360

Foreign	2,441	634	3,075	549	2,204	2,753

Financial investments

Domestic	(1)	39	38	9	16	25

Foreign taxable	(8)	18	10	(9)	26	17

Foreign non-taxable	0	0	0	0	0	0

Foreign total	(8)	18	10	(9)	26	17

Interest income

Domestic	232	1,069	1,301	19	1,131	1,150

Foreign	12,365	6,835	19,200	10,375	16,588	26,963

Total interest income from interest-earning assets	12,597	7,904	20,501	10,394	17,719	28,113

Net interest on swaps			1,210			2

Total interest income			21,711			28,115

D – Information Required by Industry Guide 3 (continued)

Analysis of Changes in Interest Income and Expense (continued)

	2007 compared with 2006			2006 compared with 2005

	Increase / (decrease)			Increase / (decrease)
	due to changes in			due to changes in

	Average-	Average-	Net-	Average-	Average-	Net-
CHF million	volume	rate	change	volume	rate	change

Interest expense on interest-bearing liabilities

Due to banks

Domestic	487	407	894	271	415	686

Foreign	1,795	952	2,747	592	1,348	1,940

Cash collateral on securities lent and repurchase agreements

Domestic	28	285	313	120	588	708

Foreign	43	6,205	6,248	3,109	9,724	12,833

Trading portfolio liabilities

Domestic	74	(29)	45	31	107	138

Foreign	844	390	1,234	1,761	1,898	3,659

Financial liabilities designated at fair value

Domestic	(11)	32	21	10	43	53

Foreign	1,691	1,190	2,881	1,142	1,172	2,314

Due to customers

Domestic demand deposits	(51)	253	202	12	230	242

Domestic savings deposits	(39)	149	110	1	(13)	(12)

Domestic time deposits	268	299	567	74	179	253

Domestic total	178	701	879	87	396	483

Foreign	4,120	768	4,888	1,565	4,029	5,594

Short-term debt

Domestic	15	(32)	(17)	5	90	95

Foreign	1,843	866	2,709	450	2,288	2,738

Long-term debt

Domestic	6	27	33	(8)	(27)	(35)

Foreign	317	(297)	20	550	(634)	(84)

Interest expense

Domestic	777	1,391	2,168	516	1,612	2,128

Foreign	10,653	10,074	20,727	9,169	19,825	28,994

Total interest expense	11,430	11,465	22,895	9,685	21,437	31,122

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

	31.12.07		31.12.06		31.12.05

	Average-	Average-	Average-	Average-	Average-	Average-
CHF million, except where indicated	deposit	rate (%)	deposit	rate (%)	deposit	rate (%)

Banks

Domestic offices

Demand deposits	2,474	0.6	2,024	0.2	8,491	0.1

Time deposits	9,310	5.1	8,776	4.5	6,976	3.3

Total domestic offices	11,784	4.2	10,800	3.7	15,467	1.5

Foreign offices

Interest-bearing deposits [1]	46,049	5.5	29,814	4.8	25,497	3.6

Total due to banks	57,833	5.2	40,614	4.5	40,964	2.8

Customer accounts

Domestic offices

Demand deposits	64,568	1.1	70,981	0.8	67,987	0.4

Savings deposits	78,775	0.6	86,631	0.5	86,373	0.5

Time deposits	41,056	2.9	28,876	2.2	24,245	1.6

Total domestic offices	184,399	1.3	186,488	0.8	178,605	0.6

Foreign offices

Interest-bearing deposits [1]	426,130	3.8	314,788	3.7	249,561	2.4

Total due to customers	610,529	3.1	501,276	2.6	428,166	1.6

1 Mainly time deposits.

At 31 December 2007, the maturity of time deposits exceeding CHF 150,000, or an equivalent amount in other currencies, was as follows:

CHF million					Domestic	Foreign

Within 3 months					39,427	276,913

3 to 6 months					3,448	37,109

6 to 12 months					1,082	7,215

1 to 5 years					448	1,679

Over 5 years					87	228

Total time deposits					44,492	323,144

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

Contractual Maturities of Investments in Debt Instruments Available-for-Sale [1,2]
	Within 1 year		1-5 years		5-10 years		Over 10 years

CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2007 [3]

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

CHF million	31.12.07	31.12.06	31.12.05	31.12.04	31.12.03

Domestic

Banks [1]	1,237	561	1,407	1,406	619

Construction	1,393	1,535	1,816	1,943	2,175

Financial institutions	5,525	5,542	4,213	4,332	4,009

Hotels and restaurants	1,824	1,957	2,044	2,269	2,440

Manufacturing [2]	3,887	3,643	4,134	5,485	6,478

Private households	121,536	117,852	111,549	105,160	102,180

Public authorities	4,734	4,972	5,494	5,460	5,251

Real estate and rentals	11,691	11,356	11,792	11,466	12,449

Retail and wholesale	5,138	4,569	4,808	4,908	6,062

Services [3]	6,170	6,758	8,088	9,110	9,493

Other [4]	3,300	4,345	3,119	591	1,014

Total domestic	166,435	163,090	158,464	152,130	152,170

Foreign

Banks [1]	60,333	50,124	32,287	34,269	31,405

Chemicals	635	1,321	2,716	366	245

Construction	624	522	295	122	84

Electricity, gas and water supply	1,888	951	1,637	745	249

Financial institutions	96,370	67,676	62,344	45,095	30,906

Manufacturing [5]	4,678	3,006	3,784	2,758	2,421

Mining	4,509	3,177	3,431	1,695	1,114

Private households	42,828	35,031	38,283	30,237	21,195

Public authorities	4,172	2,175	1,686	1,228	1,224

Real estate and rentals	5,056	4,360	2,707	940	473

Retail and wholesale	2,239	1,815	1,257	1,102	1,880

Services	9,294	16,436	5,593	8,002	7,983

Transport, storage and communication	1,752	1,528	1,419	762	3,658

Other [6]	1,105	564	272	318	432

Total foreign	235,483	188,686	157,711	127,639	103,269

Total gross	401,918	351,776	316,175	279,769	255,439

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

CHF million	31.12.07	31.12.06	31.12.05	31.12.04	31.12.03

Mortgages

Domestic	135,341	134,468	130,880	124,496	122,069

Foreign	8,152	10,069	15,619	12,185	7,073

Total gross mortgages	143,493	144,537	146,499	136,681	129,142

Mortgages

Residential	122,435	124,548	127,990	117,731	109,980

Commercial	21,058	19,989	18,509	18,950	19,162

Total gross mortgages	143,493	144,537	146,499	136,681	129,142

Due from Banks and Loan Maturities (gross)

CHF million	Within 1 year	1 to 5 years	Over 5 years	Total

Domestic

Banks	1,235	1	0	1,236

Mortgages	55,758	55,537	24,046	135,341

Other loans	23,051	5,293	1,515	29,859

Total domestic	80,044	60,831	25,561	166,436

Foreign

Banks	58,053	1,448	198	59,699

Mortgages	4,243	3,432	477	8,152

Other loans	152,535	8,746	2,234	163,515

Total foreign	214,831	13,626	2,909	231,366

Total gross [1]	294,875	74,457	28,470	397,802

1 Includes Due from banks from Industrial Holdings of CHF 27 million at 31 December 2007.

At 31 December 2007, the total amount of due from banks and loans due after one year granted at fixed and floating rates were as follows:

CHF million	1 to 5 years	Over 5 years	Total

Fixed-rate loans	69,694	27,712	97,406

Adjustable or floating-rate loans	4,763	758	5,521

Total	74,457	28,470	102,927

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

UBS writes off loans against allowances only on final settlement of bankruptcy proceedings, the sale of the underlying assets and / or in case of debt forgiveness. Under Swiss law, a creditor can continue to collect from a debtor who has emerged from bankruptcy, unless the debt has been forgiven through a formal agreement.

CHF million	31.12.07	31.12.06	31.12.05	31.12.04	31.12.03

Balance at beginning of year	1,332	1,776	2,802	3,775	5,015

Domestic

Write-offs

Banks	0	0	0	0	0

Construction	(9)	(14)	(16)	(49)	(73)

Financial institutions	(8)	(11)	(14)	(24)	(37)

Hotels and restaurants	(7)	(16)	(26)	(101)	(57)

Manufacturing [1]	(45)	(40)	(39)	(77)	(121)

Private households	(68)	(89)	(131)	(208)	(262)

Public authorities	(1)	0	0	0	(18)

Real estate and rentals	(27)	(44)	(56)	(109)	(206)

Retail and wholesale	(62)	(20)	(25)	(68)	(67)

Services [2]	(20)	(47)	(35)	(83)	(111)

Other [3]	(21)	(2)	(4)	(9)	(43)

Total domestic write-offs	(268)	(283)	(346)	(728)	(995)

Foreign

Write-offs

Banks	(1)	(3)	(164)	(21)	(17)

Chemicals	0	0	0	(1)	0

Construction	0	0	0	(3)	0

Electricity, gas and water supply	0	0	0	0	0

Financial institutions	(15)	0	(50)	(34)	(112)

Manufacturing [4]	(21)	(11)	(8)	(23)	(77)

Mining	0	(1)	(23)	(8)	(15)

Private households	(14)	(7)	(21)	(8)	(11)

Public authorities	(2)	(58)	(22)	(2)	0

Real estate and rentals	0	0	(3)	0	(1)

Retail and wholesale	0	0	(9)	0	(76)

Services	0	0	0	(7)	(25)

Transport, storage and communication	0	0	0	0	(24)

Other [5]	0	0	(5)	(21)	(83)

Total foreign write-offs	(53)	(80)	(305)	(128)	(441)

Total write-offs	(321)	(363)	(651)	(856)	(1,436)

1 Includes chemicals, food and beverages.   2 Includes transportation, communication, health and social work, education and other social and personal service activities.   3 Includes mining and electricity, gas and water supply.   4 Includes food and beverages.   5 Includes hotels and restaurants.

D – Information Required by Industry Guide 3 (continued)

Summary of Movements in Allowances and Provisions for Credit Losses (continued)

CHF million	31.12.07	31.12.06	31.12.05	31.12.04	31.12.03

Recoveries

Domestic	52	51	53	54	49

Foreign	3	11	10	5	38

Total recoveries	55	62	63	59	87

Net write-offs	(266)	(301)	(588)	(797)	(1,349)

Increase / (decrease) in credit loss allowance and provision	242	(108)	(298)	(216)	102

Collective loan loss provisions	(4)	(48)	(76)	(25)

Other adjustments [1]	(140)	13	(64)	65	7

Balance at end of year	1,164	1,332	1,776	2,802	3,775

1 See the table below for details.

CHF million	31.12.07	31.12.06	31.12.05	31.12.04	31.12.03

Net foreign exchange	(9)	10	50	2	(57)

Other adjustments	(131)[2]	3	(114)	63	64

Total adjustments	(140)	13	(64)	65	7

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

CHF million	31.12.07	31.12.06	31.12.05	31.12.04	31.12.03

Domestic

Banks	10	10	10	10	10

Construction	43	72	91	112	158

Financial institutions	52	61	75	82	137

Hotels and restaurants	10	27	49	98	214

Manufacturing [1]	113	155	174	224	327

Private households	190	187	262	333	511

Public authorities	1	3	8	9	9

Real estate and rentals	57	99	168	250	383

Retail and wholesale	247	311	330	363	201

Services [2]	112	113	196	222	549

Other [3]	76	107	61	188	150

Total domestic	911	1,145	1,424	1,891	2,649

Foreign

Banks [4]	18	20	35	246	256

Chemicals	1	4	5	4	5

Construction	1	2	2	1	0

Electricity, gas and water supply	3	8	16	15	0

Financial institutions	112	9	8	140	168

Manufacturing [5]	20	37	57	112	359

Mining	0	0	1	14	19

Private households	15	26	30	48	48

Public authorities	20	21	72	66	69

Real estate and rentals	8	4	3	5	7

Retail and wholesale	4	4	1	95	51

Services	4	7	27	32	32

Transport, storage and communication	1	1	0	1	195

Other [6]	12	6	8	(75)	(345)

Total foreign	219	149	265	704	864

Collective loan loss provisions 7w	34	38	86	207	262

Total allowances and provisions for credit losses [8]	1,164	1,332	1,775	2,802	3,775

1 Includes chemicals, food and beverages.   2 Includes transportation, communication, health and social work, education and other social and personal service activities.   3 Includes mining, electricity, gas and water supply.   4 Counterparty allowances and provisions only. Country provisions with banking counterparties amounting to CHF 0 million, CHF 0 million, CHF 37 million and CHF 17 million are disclosed under Collective loan loss provisions for 2007, 2006, 2005 and 2004, respectively.   5 Includes food and beverages.   6 Includes hotels and restaurants.   7 The 2007, 2006, 2005, 2004 and 2003 amounts include CHF 0 million, CHF 0 million, CHF 48 million, CHF 161 million and CHF 262 million, respectively, of country provisions.   8 The 2007, 2006, 2005, 2004 and 2003 amounts include CHF 63 million, CHF 76 million, CHF 109 million, CHF 214 million and CHF 290 million, respectively, of provisions for unused commitments and contingent liabilities.

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

in %	31.12.07	31.12.06	31.12.05	31.12.04	31.12.03

Domestic

Banks [1]	0.3	0.2	0.4	0.5	0.2

Construction	0.3	0.4	0.6	0.7	0.8

Financial institutions	1.4	1.6	1.3	1.5	1.6

Hotels and restaurants	0.5	0.6	0.6	0.8	1.0

Manufacturing [2]	1.0	1.0	1.3	2.0	2.5

Private households	30.2	33.5	35.3	37.6	40.0

Public authorities	1.2	1.4	1.7	2.0	2.1

Real estate and rentals	2.9	3.2	3.7	4.1	4.9

Retail and wholesale	1.3	1.3	1.5	1.7	2.4

Services [3]	1.5	1.9	2.6	3.3	3.7

Other [4]	0.8	1.3	1.1	0.2	0.4

Total domestic	41.4	46.4	50.1	54.4	59.6

Foreign

Banks [1]	15.0	14.2	10.2	12.3	12.3

Chemicals	0.2	0.4	0.9	0.1	0.1

Construction	0.2	0.1	0.1	0.0	0.0

Electricity, gas and water supply	0.5	0.3	0.5	0.3	0.1

Financial institutions	24.0	19.2	19.7	16.1	12.1

Manufacturing [5]	1.2	0.9	1.2	1.0	1.0

Mining	1.1	0.9	1.1	0.6	0.4

Private households	10.7	10.0	12.1	10.8	8.3

Public authorities	1.0	0.6	0.5	0.4	0.5

Real estate and rentals	1.3	1.2	0.9	0.3	0.2

Retail and wholesale	0.6	0.5	0.4	0.4	0.7

Services	2.3	4.7	1.8	2.9	3.1

Transport, storage and communication	0.4	0.4	0.4	0.3	1.4

Other [6]	0.1	0.2	0.1	0.1	0.2

Total foreign	58.6	53.6	49.9	45.6	40.4

Total gross	100.0	100.0	100.0	100.0	100.0

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

CHF million, except where indicated	31.12.07	31.12.06	31.12.05	31.12.04	31.12.03

Gross loans [1]	397,802	349,524	315,210	279,769	255,439

Impaired loans	2,392	2,628	3,434	4,699	6,999

Non-performing loans	1,481	1,918	2,363	3,555	4,758

Allowances and provisions for credit losses [2]	1,164	1,332	1,776	2,802	3,775

Net write-offs	266	301	588	797	1,349

Credit loss (expense) / recovery	(238)	156	375	241	(102)

Ratios

Impaired loans as a percentage of gross loans	0.6	0.8	1.1	1.7	2.7

Non-performing loans as a percentage of gross loans	0.4	0.5	0.7	1.3	1.9

Allowances and provisions for credit losses as a percentage of:

Gross loans	0.3	0.4	0.6	1.0	1.5

Impaired loans	48.7	50.7	51.7	59.6	53.9

Non-performing loans	78.6	69.4	75.2	78.8	79.3

Allocated allowances as a percentage of impaired loans [3]	41.7	46.3	46.4	51.6	46.8

Allocated allowances as a percentage of non-performing loans [4]	58.9	58.0	59.0	61.4	55.1

Net write-offs as a percentage of:

Gross loans	0.1	0.1	0.2	0.3	0.5

Average loans outstanding during the period	0.0	0.1	0.1	0.2	0.5

Allowances and provisions for credit losses	22.9	22.6	33.1	28.4	35.7

Allowance and provisions for credit losses as a multiple of net write-offs	4.38	4.43	3.02	3.52	2.80

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

Contacts

Switchboards

For all general queries.	Zurich	+41-44-234 1111

	London	+44-20-7568 0000

	New York	+1-212-821 3000

	Hong Kong	+852-2971 8888

Investor Relations

Our Investor Relations team supports institutional, professional and retail investors from our offices in Zurich and New York.www.ubs.com/investors	Hotline	+41-44-234 4100	UBS AG

	New York	+1-212-882 5734	Investor Relations

	Fax (Zurich)	+41-44-234 3415	P.O. Box

CH-8098 Zurich, Switzerland

sh-investorrelations@ubs.com

Media Relations

Our Media Relations team supports global media and journalists from offices in Zurich, London, New York and Hong Kong.www.ubs.com/media	Zurich	+41-44-234 8500	mediarelations@ubs.com

	London	+44-20-7567 4714	ubs-media-relations@ubs.com

	New York	+1-212-882 5857	mediarelations-ny@ubs.com

	Hong Kong	+852-2971 8200	sh-mediarelations-ap@ubs.com

Shareholder Services

UBS Shareholder Services, a unit of the Company Secretary, is responsible for the registration of the global registered shares.	Hotline	+41-44-235 6202	UBS AG

	Fax	+41-44-235 3154	Shareholder Services

P.O. Box

CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

US Transfer Agent

For all global registered share-related queries in the US.www.melloninvestor.com	Calls from the US	+866-541 9689	BNY Mellon Shareowner Services

	Calls outside the US	+1-201-680 6578	480 Washington Boulevard

	Fax	+1-201-680 4675	Jersey City, NJ 07310, USA

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

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

156