Form 20-F
period 2008-12-31
UBS AG
filed 2009-03-11
CIK 1114446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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
Bahnhofstrasse 45
CH-8001 Zurich, Switzerland
and
Aeschenvorstadt 1
CH-4051 Basel, Switzerland
(Address of Principal Executive Offices)
Niall O’Toole
UBS AG
1285 Avenue of the Americas
New York, NY 10019
Telephone: (212) 713-3000
Fax: (212) 713-6211
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Please see page 3.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Please see page 4.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Please see page 4.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31 December 2008:
Ordinary shares, par value CHF 0.10 per share: 2,932,580,549* ordinary shares (including 61,903,121 treasury shares)
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
(Check One):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐

*	As of December 31, 2008, UBS had two outstanding mandatory convertible notes (“MCNs”), one in the face amount of CHF 13 billion and the other CHF 6 billion. Upon their conversion or settlement, these MCNs are expected to lead to the issuance of 270,438,942 and a maximum of 329,447,681 new shares out of conditional capital, respectively.

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes ☐	No ☑

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange on
Title of each class	which registered
Ordinary Shares (par value of CHF 0.10 each)	New York Stock Exchange

$300,000,000 Floating Rate Noncumulative Trust Preferred Securities	New York Stock Exchange

$300,000,000 Floating Rate Noncumulative Company Preferred Securities	New York Stock Exchange*

$1,000,000,000 6.243% Noncumulative Trust Preferred Securities	New York Stock Exchange

$1,000,000,000 6.243% Noncumulative Company Preferred Securities	New York Stock Exchange*

Subordinated Guarantee of UBS AG with respect to each of the Noncumulative Company Preferred Securities above	New York Stock Exchange*

$9,000,000 PPNs due April 2009	NYSE Alternext US

$6,900,000 PPNs due May 2009	NYSE Alternext US

$5,100,000 PPNs due September 2009	NYSE Alternext US

$24,223,000 PPNs due October 2009	NYSE Alternext US

$30,000,000 PPNs due April 2010	NYSE Alternext US

$31,000,000 PPNs due May 2010	NYSE Alternext US

$23,000,000 PPNs due June 2010	NYSE Alternext US

$10,000,000 PPNs due July 2010	NYSE Alternext US

$7,750,000 PPNs due August 2010	NYSE Alternext US

$12,660,000 PPNs due September 2010	NYSE Alternext US

$8,000,000 PPNs due November 2010	NYSE Alternext US

$17,842,000 PPNs due October 2011	NYSE Alternext US

$100,000,000 E-TRACS UBS Bloomberg CMCI Food ETN due April 2038	NYSE Arca

$50,000,000 E-TRACS UBS Bloomberg CMCI Agriculture ETN due April 2038	NYSE Arca

$50,000,000 E-TRACS UBS Bloomberg CMCI Energy ETN due April 2038	NYSE Arca

$100,000,000 E-TRACS UBS Bloomberg CMCI ETN due April 2038	NYSE Arca

$100,000,000 E-TRACS UBS Bloomberg Gold ETN due April 2038	NYSE Arca

$50,000,000 E-TRACS UBS Bloomberg CMCI Industrial Metals due April 2038	NYSE Arca

$50,000,000 E-TRACS UBS Bloomberg CMCI Livestock ETN due April 2038	NYSE Arca

$50,000,000 E-TRACS UBS Bloomberg CMCI Silver ETN due April 2038	NYSE Arca

$50,000,000 E-TRACS UBS Long Platinum ETN due May 2018	NYSE Arca

$50,000,000 E-TRACS UBS Short Platinum ETN due May 2018	NYSE Arca

* Not for trading, but solely in connection with the registration of the corresponding Trust Preferred Securities.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Auction Rate Securities Rights Series A-1, A-2, B-1, B-2, C-1, C-2 and G (non-transferable)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     This report contains statements that constitute “forward-looking statements,” including but not limited to statements relating to the anticipated effect of transactions described herein, risks arising from the current market crisis and other risks specific to UBS’s business, strategic initiatives, future business development and economic performance. While these forward-looking statements represent UBS’s judgments and expectations concerning the development of its business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) the extent and nature of future developments in the market segments that have been or may be affected by the current market crisis and their effect on UBS’s assets and exposures, including UBS’s remaining net and gross exposures related to the United States mortgage market; (2) developments affecting the availability of capital and funding to UBS and other financial institutions, including any changes in UBS’s credit spreads and ratings; (3) other market and macroeconomic developments, including movements in local and international securities markets, credit spreads, currency exchange rates and interest rates; (4) changes in internal risk control and limitations in the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (5) the possible consequences of governmental investigations of certain of UBS’s past business activities, including the possibility that tax or regulatory authorities in various jurisdictions will focus on the cross-border wealth management services provided by UBS and other financial institutions; (6) the degree to which UBS is successful in implementing its remediation plans and strategic and organizational changes, and whether those plans and changes will have the effects anticipated; (7) changes in the financial position or creditworthiness of UBS’s customers, obligors and counterparties, and developments in the markets in which they operate, including possible failures resulting from the current market crisis and adverse economic environment; (8) management changes and changes to the internal or overall structure of UBS’s business divisions; (9) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; (10) legislative, governmental and regulatory developments, including the effect of new and more stringent capital requirements and of direct or indirect regulatory constraints on UBS’s business activities; (11) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other assets or other matters; (12) changes in and the effect of competitive pressures, including the possible loss of key employees as a result of compensation issues or for other reasons; (13) technological developments; and (14) the impact of all such future developments on positions held by UBS, on its short-term and longer-term earnings, on the cost and availability of funding and on UBS’s capital ratios. In addition, these results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this report and in documents furnished by UBS and other filings made by UBS with the SEC. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.
The effect of future changes in accounting standards
     Included in the Notes to the Financial Statements is a description of the expected effect of IFRS accounting standards that have been issued but have not yet been adopted.
     Although we believe that description includes all significant matters that have been approved, the International Accounting Standards Board has a large number of projects in process that could result in significant new accounting standards or significant changes to existing standards.
     This increased level of activity includes normal ongoing development and efforts to improve the existing body of accounting standards, and also is in response to a number of perceived deficiencies in accounting standards exemplified by reported abuses by various companies.

     We believe it is likely that several new accounting standards will be issued in the near future, and that those new standards could have a significant effect on our reported results of operations and financial position, but we cannot predict the precise nature or amounts of any such changes.

PART I

Item 1.	Identity of Directors, Senior Management and Advisors.
     Not required because this Form 20-F is filed as an annual report.

Item 2.	Offer Statistics and Expected Timetable.
     Not required because this Form 20-F is filed as an annual report.

Item 3.	Key Information.
A—Selected Financial Data.
     Please see Selected Financial Data on pages 394 to 397 and Statement of Changes in Equity on pages 258 to 260 of the Financial information report.
(a) Ratio of Earnings to Fixed Charges
     Please see page 397 of the Financial information report and Exhibit 7 to this Form 20-F.
B—Capitalization and Indebtedness.
     Not required because this Form 20-F is filed as an annual report.
C—Reasons for the Offer and Use of Proceeds.
     Not required because this Form 20-F is filed as an annual report.
D—Risk Factors.
     Please see pages 23 to 27 of the Strategy, performance and responsibility report.

Item 4.	Information on the Company.
A—History and Development of the Company.

1-3	Please see Corporate Information on page 6 of the Annual Report 2008.

4-6	Please see The Making of UBS on page 18 and Key factors affecting UBS’s financial positions and results of operations in 2008 on pages 29 to 30 of the Strategy, performance and responsibility report.

7	None.
B—Business Overview.

1, 2, 5, 7	Please refer to the UBS business divisions and Corporate Center report on pages 74 to 76 with respect to Global Wealth Management & Business Banking, pages 77 to 79 with respect to Wealth Management International & Switzerland, pages 83 to 85 with respect to Wealth Management US, pages 89 to 90 with respect to Business Banking Switzerland, pages 94 to 98 with respect to Global Asset Management, pages 102 to 104 with respect to the Investment Bank, and pages 110 to 112 with respect to the Corporate Center. For a breakdown of revenues by category of activity and geographic market for each of the last three financial years, please refer to Notes 2a and 2b to the Financial information report Segment Reporting by Business Division on pages 281 to 287 and Segment Reporting by Geographic Location on page 288.

3	Please refer to Seasonal Characteristics on page 30 of the Strategy, performance and responsibility report.

4	Not applicable.

6	Please see Item 10.C of this Form 20-F.

8	Please see Regulation and Supervision on pages 218 to 220 of the Corporate governance and compensation report.
C—Organizational Structure.
     Please see Note 34 to the Financial Statements Significant Subsidiaries and Associates on pages 347 to 350 of the Financial information report.
D—Property, Plant and Equipment.
     Please see Property, Plant and Equipment on page 398 of the Financial information report.
Information Required by Industry Guide 3
     Please see Information Required by Industry Guide 3 on pages 399 to 413 of the Financial information report. See also Selected Financial Data on pages 395 and 396 of the Financial information report for the return on equity attributable to UBS shareholders, return on average equity, return on average assets, dividend payout ratio and ratio of average equity to average assets.

Item 4.A.	Unresolved Staff Comments.
     None.

Item 5.	Operating and Financial Review and Prospects.
A—Operating Results.
     Please see Financial Performance on pages 28 to 53 of the Strategy, performance and responsibility report. For a discussion of operating results by business division, please refer to the UBS business divisions and Corporate Center report, pages 80 to 82 with respect to Wealth Management International & Switzerland, pages 86 to 88 with respect to Wealth Management US, pages 91 to 93 with respect to Business Banking Switzerland, pages 99 to 101 with respect to Global Asset Management, pages 105 to 109 with respect to the Investment Bank and pages 113 to 115 with respect to the Corporate Center.
     For information regarding the impact of foreign currency fluctuations, see Corporate currency management on pages 160 to 161 of the Risk and treasury management report.
     Please also see Exposure to monoline insurers, Exposure to auction rate securities and Exposure to leverage finance deals on pages 125 to 127 of the Risk and treasury management report.

B—Liquidity and Capital Resources.
     We believe that our working capital is sufficient for the company’s present requirements. UBS liquidity and capital management is undertaken at UBS as an integrated asset and liability management function. For detailed discussion, please see Liquidity and funding management on pages 151 to 157 and Capital management on pages 162 to 167 of the Risk and treasury management report.
     For a discussion of UBS’s borrowings and cash flows, please see Balance sheet on pages 44 to 46 and Cash flows on pages 52 to 53 of the Strategy, performance and responsibility report.
     Please see also Interest Rate and Currency Management on pages 159 to 161 and Shares and capital instruments on pages 168 to 171 of the Risk and treasury management report and Note 19 to the Financial Statements Financial Liabilities Designated at Fair Value and Debt Issued on pages 303 to 304 of the Financial information report.
     For a discussion of UBS’s long-term credit ratings, please see Credit Ratings on page 158 of the Risk and treasury management report.
C—Research and Development, Patents and Licenses, etc.
     Not applicable.
D—Trend Information.
     Please see Current Market Climate and Industry Drivers on pages 20 to 22 of the Strategy, performance and responsibility report.
E—Off-balance Sheet Arrangements.
     Please see Off-balance sheet arrangements on pages 47 to 51 of the Strategy, performance and responsibility report and Notes 24 and 25, Pledgeable off-balance sheet securities and Operating lease commitments, respectively, on pages 319 to 320 of the Financial information report.
F—Tabular Disclosure of Contractual Obligations.
     Please see Contractual obligations on page 47 of the Strategy, performance and responsibility report.

Item 6.	Directors, Senior Management and Employees.
A—Directors and Senior Management.

1, 2, 3	Please see pages 199 to 202 and pages 206 to 209 of the Corporate governance and compensation report.

4 and 5	None.
B—Compensation.

1	Please see pages 225 to 234 of Compensation, shareholdings and loans in the Corporate governance and compensation report and also Note 31 to the Financial Statements Equity Participation and Other Compensation Plans on pages 339 to

343 and Note 32 to the Financial Statements Related Parties on pages 344 to 346 of the Financial information report.

2	Please see Note 30 to the Financial Statements Pension and Other Post-Employment Benefits Plans on pages 333 to 338 of the Financial information report.
C—Board Practices.

1	Please see pages 199 to 202 and pages 206 to 209 in the Corporate governance and compensation report.

2	Please see pages 226 to 228 of Compensation, shareholdings and loans in the Corporate governance and compensation report and Note 32 to the Financial Statements Related Parties on pages 344 to 346 of the Financial Information report.

3	Please see Audit committee on page 203 and Human resources and compensation committee on pages 203 to 204 of the Corporate governance and compensation report.
D—Employees.
     Please see UBS Employees on pages 54 to 59 of the Strategy, performance and responsibility report.
E—Share Ownership.
     Please see Shares, options and loans for the Board of Directors and Group Executive Board on pages 230 to 233 in the Corporate governance and compensation report, Note 31 of the Financial Statements Equity Participation and Other Compensation Plans on pages 339 to 343 of the Financial information report and “Equity holdings” in Note 32 to the Financial Statements Related Parties on pages 344 to 346 of the Financial information report.

Item 7.	Major Shareholders and Related Party Transactions.
A—Major Shareholders.
     Please see Group structure and shareholders on pages 195 to 196 of the Corporate governance and compensation report. At December 31, 2008, the portion of UBS ordinary shares held in the United States was 275,845,594 by 1,039 record holders.
B—Related Party Transactions.
     Please see Loans on page 236 of Compensation, shareholdings and loans in the Corporate governance and compensation report and Note 32 to the Financial Statements Related Parties on pages 344 to 346 of the Financial information report.
C—Interests of Experts and Counsel.
     Not applicable because this Form 20-F is filed as an annual report.

Item 8.	Financial Information.
A—Consolidated Statements and Other Financial Information.
     Please see Item 18 of this Form 20-F. Please refer to Distributions to shareholders on pages 170 to 171 of the Risk and treasury management report for a description of UBS’s dividend policy.
B—Significant Changes.
     UBS is not aware of any significant change that has occurred since the date of the annual financial statements included in this Form 20-F. Please see Key factors affecting UBS’s financial positions and results of operations in 2008 on pages 29 to 30 of the Strategy, performance and responsibility report and Note 33 to the Financial Statements Post-Balance Sheet Events on page 347 of the Financial information report.

Item 9.	The Offer and Listing.
A—Offer and Listing Details.

1, 2, 3, 5, 6, 7	Not required because this Form 20-F is filed as an annual report.

4	Please see Stock exchange prices on page 175 of the Risk and treasury management report.
B—Plan of Distribution.
     Not required because this Form 20-F is filed as an annual report.
C—Markets.
     UBS’s shares are listed on the SIX Swiss Exchange (but traded on SWX Europe), the New York Stock Exchange and the Tokyo Stock Exchange. The symbols are shown on page 172 of the Risk and treasury management report.
(a) Trading on SWX Europe
     Since July 2001, Swiss blue chip stocks have not been traded on the SIX Swiss Exchange (formerly SWX Swiss Exchange). All trading in the shares of members of the Swiss Market Index now takes place on SWX Europe, although these stocks remain listed on the SIX Swiss Exchange.
     SWX Europe is wholly owned by the SIX Group. It is a cross-border platform providing a pan-European blue-chip market. It addresses the increasing requirement for equity investment to be conducted on a sectoral basis across Europe rather than being limited to national markets.
     SWX Europe is a Recognized Investment Exchange supervised by the Financial Services Authority in the United Kingdom. It is delivered on the modern, scalable SIX trading platform.
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
     Any transaction executed under the rules of SWX Europe must be reported to SWX Europe. Order book executions are automatically reported by the trading system. There are separate provisions for the delayed reporting of certain qualifying trades. Individual elements of portfolio trades must be reported within one hour while block trades and enlarged risk trades must be reported when the business is substantially (80%) complete, or by the end of order book trading that day, unless the trade is agreed one hour or less before the market close, when the trade must be reported by the end of order book trading on the following market day. Block trades and enlarged risk trades are subject to minimum trade size criteria. During normal trading hours, all other transactions must be reported within three minutes. The enlarged risk trades provisions enable a member to protect a client’s interest while the member works a large trade on behalf of the client. The block trade provisions allow a member a publication delay when the member has executed a large transaction for a client; the delay gives the member time in which to offset the risk of the large trade.
     In the event of extraordinary situations such as large price fluctuations and other situations likely to hamper fair and orderly trading, SWX Europe may take whatever measures it deems necessary to maintain fair and orderly markets. A listed security may be suspended, the opening of trading in that security may be delayed or continuous trading may be interrupted.
(b) Trading on the New York Stock Exchange
     UBS listed its shares on the New York Stock Exchange (the “NYSE”) on May 16, 2000.
     As of 31 December 2008, the securities of over 3,500 corporations were listed on the NYSE, of which approximately 412 were non-U.S. issuers with a combined market valuation of approximately USD 15 trillion.
     The NYSE is open Monday through Friday, 9:30 A.M. to 4:00 P.M., EST.
     The NYSE is an agency auction market. Trading at the NYSE takes place by open bids and offers by Exchange members, acting as agents for institutions or individual investors. Buy and sell orders meet directly on the trading floor, and prices are determined by the interplay of supply and demand. In contrast, in the U.S. over-the-counter market, the price is determined by a dealer who buys and sells out of inventory.
     At the NYSE, each listed stock is assigned to a single post where the specialist manages the auction process. NYSE members bring all orders for NYSE-listed stocks to the Exchange floor either electronically or through a floor broker. As a result, the flow of buy and sell orders for each stock is funneled to a single location.

     This heavy stream of diverse orders is one of the great strengths of the NYSE. It provides liquidity — the ease with which securities can be bought and sold without wide price fluctuations.
     When an investor’s transaction is completed, the best price will have been exposed to a wide range of potential buyers and sellers.
     Every transaction made at the NYSE is under continuous surveillance during the trading day. Stock Watch, a computer system that searches for unusual trading patterns, alerts the NYSE’s regulatory personnel to possible insider trading abuses or other prohibited trading practices. The NYSE’s other regulatory activities include the supervision of member firms to enforce compliance with financial and operational requirements, periodic checks on brokers’ sales practices, and the continuous monitoring of specialist operations.
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
B—Memorandum and Articles of Association.
     Please see the Articles of Association of UBS AG and the Organization Regulations of UBS AG (Exhibits 1.1 and 1.2, respectively, of this Form 20-F).
     Set forth below is a summary of the material provisions of our Articles of Association, which we call the “Articles” throughout this document, Organization Regulations and the Swiss Code of Obligations relating to our shares. This description does not purport to be complete and is qualified in its entirety by references to Swiss law, including Swiss company law, and to the Articles and Organization Regulations.
     The shares are registered shares with a par value of CHF 0.10 per share. The shares are fully paid up.
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
Transfer of Shares
     The transfer of shares is effected by corresponding entry in the books of a bank or depository institution following an assignment in writing by the selling shareholder and notification of such assignment to us by the bank or depository institution. The transfer of shares further requires that the purchaser file a share registration form in order to be registered in our share register as a shareholder. Failing such registration, the purchaser may not vote at or participate in shareholders’ meetings.
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
Shareholders’ Meeting
     Under Swiss law, annual ordinary shareholders’ meetings must be held within six months after the end of our fiscal year, which is 31 December. Shareholders’ meetings may be convened by the Board of Directors (BoD) or, if necessary, by the statutory auditors, with twenty-days’ advance notice. The BoD is further required to convene an extraordinary shareholders’ meeting if so resolved by a shareholders’ meeting or if so requested by shareholders holding in aggregate at least 10% of our nominal share capital. Shareholders holding shares with an aggregate par value of at least CHF 62,500 have the right to request that a specific proposal be put on the agenda and voted upon at the next shareholders’ meeting. A shareholders’ meeting is convened by publishing a notice in the Swiss Official Commercial Gazette (Schweizerisches Handelsamtsblatt) at least twenty days prior to such meeting.
     The Articles do not require a minimum number of shareholders to be present in order to hold a shareholders’ meeting.
     Resolutions generally require the approval of an “absolute majority” of the votes cast at a shareholders’ meeting. Shareholders’ resolutions requiring a vote by absolute majority include:
•	amendments to the Articles;
•	elections of directors and statutory auditors;
•	approval of the annual report and the consolidated statements of accounts;
•	approval of the annual financial statements and the resolution on the use of the balance sheet profit (declaration of dividend);
•	decisions to discharge directors and management from liability for matters disclosed to the shareholders’ meeting; and
•	passing resolutions on matters which are by law or by the Articles reserved to the shareholders’ meeting (e.g., the ordering of an independent investigation into the specific matters proposed to the shareholders’ meeting).

     Under the Articles, a resolution passed at a shareholders’ meeting with a supermajority of at least two thirds of the Shares represented at such meeting is required to:
•	change the limits on BoD size in the Articles;
•	remove one fourth or more of the members of the BoD; or
•	delete or modify the above supermajority voting requirements.
     Under Swiss corporate law, a resolution passed by at least two thirds of votes represented and an absolute majority of the par value of the shares represented must approve:
•	a change in our stated purpose in the Articles;
•	the creation of shares with privileged voting rights;
•	a restriction of transferability;
•	an increase in authorized capital;
•	an increase of capital out of equity against contribution in kind, for the purpose of acquisition and granting of special rights;
•	changes to pre-emptive rights;
•	a change of domicile of the corporation; or
•	dissolution of the corporation without liquidation.
     At shareholders’ meetings, a shareholder can be represented by his or her legal representative or under a written power of attorney by another shareholder eligible to vote, by a corporate proxy, by the independent proxy or by a custodial proxy. Votes are taken electronically, by written ballot or by a show of hands. If a written ballot is requested by at least 3% of the votes present at the shareholders’ meeting or such ballot is ordered by the Chairman of the meeting, a written ballot will be conducted.
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
     Under Swiss law, dividends may be paid out only if the corporation has sufficient distributable profits from previous business years or if the reserves of the corporation are sufficient to allow distribution of a dividend. In either event, dividends may be paid out only after approval by the shareholders’ meeting. The BoD may propose that a dividend be paid out, but cannot itself set the dividend. The auditors must confirm that the dividend proposal of the Board conforms with statutory law. In practice, the shareholders’ meeting usually approves the dividend proposal of the BoD.

     Dividends are usually due and payable after the shareholders’ resolution relating to the allocation of profits has been passed. Under Swiss law, the statue of limitations in respect of dividend payments is five years.
     U.S. holders of shares will receive dividend payments in U.S. dollars, unless they provide notice to our U.S. transfer agent, Mellon Investor Services, that they wish to receive dividend payments in Swiss francs. Mellon Investor Services will be responsible for paying the U.S. dollars or Swiss francs to registered holders, and for withholding any required amounts for taxes or other governmental charges. If Mellon Investor Services determines, after consultation with us, that in its judgment any foreign currency received by it cannot be converted into U.S. dollars or transferred to U.S. holders, it may distribute the foreign currency received by it, or an appropriate document evidencing the right to receive such currency, or in its discretion hold such foreign currency for the accounts of U.S. holders.
Preemptive Rights
     Under Swiss law, any share issue, whether for cash or non-cash consideration or for no consideration, is subject to the prior approval of the shareholders’ meeting. Shareholders of a Swiss corporation have certain preemptive rights to subscribe for new issues of shares in proportion to the nominal amount of shares held. The Articles or a resolution adopted at a shareholders’ meeting with a supermajority may, however, limit or suspend preemptive rights in certain limited circumstances.
Borrowing Power
     Neither Swiss law nor the Articles restrict in any way our power to borrow and raise funds. No shareholders’ resolution is required.
Conflicts of Interests
     Swiss law does not have a general provision on conflicts of interests. However, the Swiss Code of Obligations requires directors and members of senior management to safeguard the interests of the corporation and, as such, imposes a duty of care and a duty of loyalty on directors and officers. This rule is generally understood as disqualifying directors and senior officers from participating in decisions that directly affect them. Directors and officers are personally liable to the corporation for any breach of these provisions. In addition, Swiss law contains a provision under which payments made to a shareholder or a director or any person associated therewith, other than at arm’s length, must be repaid to us if the shareholder or director was acting in bad faith.
     In addition, our Organization Regulations prohibit any member of the BoD from participating in discussions and decision-making regarding a matter as to which he or she has a conflict of interest.
Repurchase of Shares
     Swiss law limits a corporation’s ability to hold or repurchase its own shares. We and our subsidiaries may only repurchase shares if we have sufficient free reserves to pay the purchase price and if the aggregate nominal value of the shares does not exceed 10% of our nominal share capital. Furthermore, we must create a special reserve on our balance sheet in the amount of the purchase price of the acquired shares. Such shares held by us or our subsidiaries do not carry any rights to vote at shareholders’ meetings.
Notices
     Notices to shareholders are made by publication in the Swiss Official Gazette of Commerce. The BoD may designate further means of communication for publishing notices to shareholders.

     Notices required under the listing rules of the SIX Swiss Exchange will be published in two Swiss newspapers in German and French. We or the SIX Swiss Exchange may also disseminate the relevant information on the online exchange information systems.
Registration and Business Purpose
     We are registered as a corporation in the commercial registers of Canton Zurich and Canton Basle-City under the registration number CH-270.3.004.646-4 and have registered offices in Zurich and Basel, Switzerland.
     Our business purpose, as set forth in our Articles, is the operation of a bank, with a scope of operations extending to all types of banking, financial, advisory, trading and service activities in Switzerland and abroad.
Duration, Liquidation and Merger
     Our duration is unlimited.
     Under Swiss law, we may be dissolved at any time by a shareholders’ resolution which must be passed by (1) an absolute majority of the shares represented at the meeting in the event we are to be dissolved by way of liquidation, or (2) a supermajority of at least two thirds of the votes represented and an absolute majority of the par value of the shares represented at the meeting in other events (for example, in a merger where we are not the surviving entity). Dissolution by court order is possible if we become bankrupt.
     Under Swiss law, any surplus arising out of a liquidation (after the settlement of all claims of all creditors) is distributed to shareholders in proportion to the paid-up nominal value of shares held.
Disclosure of Principal Shareholders
     Under the applicable provisions of the new Swiss Stock Exchange Act, shareholders and shareholders acting in concert with third parties who reach, exceed or fall below the thresholds of 3%, 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% or 66 2/3% of the voting rights of a Swiss listed corporation must notify the corporation and the SIX Swiss Exchange on which such shares are listed of such holdings, whether or not the voting rights can be exercised. Following receipt of such notification, the corporation has the obligation to inform the public. The corporation must disclose in an attachment to the balance sheet the identity of any shareholders who own in excess of 5% of its shares.
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
Other
     Ernst & Young Ltd, Aeschengraben 9, CH-4051 Basel, Switzerland, have been appointed as statutory auditors and as auditors of the consolidated accounts of UBS. The auditors are subject to confirmation by the shareholders at the ordinary general meeting on an annual basis.

     Please see Capital structure on pages 197 and 198, Shareholders’ participation rights on pages 211 and 212 and Election and terms of office on page 202 of the Corporate governance and compensation report.
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
E—Taxation.
     This section outlines the material Swiss tax and U.S. federal income tax consequences of the ownership of UBS ordinary shares by a U.S. holder (as defined below) who holds UBS ordinary shares as capital assets. It is designed to explain the major interactions between Swiss and U.S. taxation for U.S. persons who hold UBS shares.
     The discussion does not address the tax consequences to persons who hold UBS ordinary shares in particular circumstances, such as tax-exempt entities, banks, financial institutions, life insurance companies, broker-dealers, traders in securities that elect to mark to market, holders liable for alternative minimum tax, holders that actually or constructively own 10% or more of the voting stock of UBS, holders that hold UBS ordinary shares as part of a straddle or a hedging or conversion transaction or holders whose functional currency for U.S. tax purposes is not the U.S. dollar. This discussion also does not apply to holders who acquired their UBS ordinary shares through a tax-qualified retirement plan, nor generally to unvested UBS ordinary shares held under deferred compensation arrangements.
     The discussion is based on the tax laws of Switzerland and the United States, including the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, as in effect on the date of this document, as well as the convention between the United States and Switzerland, which we call the “Treaty,” all of which may be subject to change or change in interpretation, possibly with retroactive effect.
     For purposes of this discussion, a “U.S. holder” is any beneficial owner of UBS ordinary shares that is for U.S. federal income tax purposes:
•	a citizen or resident of the United States,
•	a domestic corporation or other entity taxable as a corporation,
•	an estate, the income of which is subject to U.S. federal income tax without regard to its source, or

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.
     The discussion does not generally address any aspects of Swiss taxation other than income and capital taxation or of U.S. taxation other than federal income taxation. Holders of UBS shares are urged to consult their tax advisors regarding the U.S. federal, state and local and the Swiss and other tax consequences of owning and disposing of these shares in their particular circumstances.
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
     Mellon Investor Services, the registrar for UBS AG shares in the United States, is offering tax reclamation services for the cash dividends.
     Repayment of capital in the form of a par value reduction is not subject to Swiss withholding tax.
Transfers of UBS Ordinary Shares
     The purchase or sale of UBS ordinary shares, whether by Swiss resident or non-resident holders (including U.S. holders), may be subject to a Swiss securities transfer stamp duty of up to 0.15% calculated on the purchase price or sale proceeds if it occurs through or with a bank or other securities dealer in Switzerland as defined in the Swiss Federal Stamp Tax Act. In addition to the stamp duty, the sale of UBS ordinary shares by or through a member of a recognized stock exchange may be subject to a stock exchange levy.
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

(b) Ownership of UBS Ordinary Shares-U.S. Federal Income Taxation
Dividends and Distribution
     Subject to the passive foreign investment company rules discussed below, U.S. holders will include in gross income the gross amount of any dividend paid, before reduction for Swiss withholding taxes, by UBS out of its current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, as ordinary income when the dividend is actually or constructively received by the U.S. holder. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a return of capital to the extent of the U.S. holder’s basis in its UBS ordinary shares and thereafter as capital gain.
     Dividends paid to a noncorporate U.S. holder in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to the holder at a maximum rate of 15%, provided that the holder has a holding period in the shares of more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid by UBS with respect to the shares will generally be qualified dividend income.
     For U.S. federal income tax purposes, a dividend will include a distribution characterized as a repayment of capital in the form of a par value reduction, if the distribution is made out of current or accumulated earnings and profits, as described above.
     Dividends will be income from sources outside the United States for foreign tax credit limitation purposes. Dividends paid in taxable years beginning before January 1, 2007 generally will be “passive income” or “financial services income,” and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for foreign tax credit limitation purposes. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% rate. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.
     The amount of the dividend distribution included in income of a U.S. holder will be the U.S. dollar value of the Swiss franc payments made, determined at the spot Swiss franc/U.S. dollar rate on the date such dividend distribution is included in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend distribution is included in income to the date such dividend distribution is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
     Subject to U.S. foreign tax credit limitations, the nonrefundable Swiss tax withheld and paid over to Switzerland will be creditable against the U.S. holder’s U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to a U.S. holder under the laws of Switzerland or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. holder’s U.S. federal income tax liability, whether or not the refund is actually obtained.
     Stock dividends to U.S. holders that are made as part of a pro rata distribution to all shareholders of UBS generally will not be subject to U.S. federal income tax. Whether a stock dividend is considered to be such a nontaxable pro rata distribution for U.S. federal income tax can be a complex inquiry. U.S. holders that received a stock dividend that is subject to Swiss tax but not U.S. tax may not have enough foreign income from other sources to receive the benefit of the foreign tax credit associated with that tax.

Transfers of UBS Ordinary Shares
     Subject to the passive foreign investment company rules discussed below, a U.S. holder that sells or otherwise disposes of UBS ordinary shares generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the tax basis, determined in U.S. dollars, in the UBS ordinary shares. Capital gain of a non-corporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% if the UBS ordinary shares were held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
Passive Foreign Investment Company Rules
     UBS believes that UBS ordinary shares should not be treated as stock of a passive foreign investment company for U.S. federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. In general, UBS will be a passive foreign investment company with respect to a U.S. holder if, for any taxable year in which the U.S. holder held UBS ordinary shares, either (i) at least 75% of the gross income of UBS for the taxable year is passive income or (ii) at least 50% of the value, determined on the basis of a quarterly average, of UBS’s assets is attributable to assets that produce or are held for the production of passive income (including cash). If UBS were to be treated as a passive foreign investment company, then unless a U.S. holder were to make a mark-to-market election, gain realized on the sale or other disposition of UBS ordinary shares would in general not be treated as capital gain. Instead, a U.S. holder would be treated as if the holder had realized such gain and certain “excess distributions” ratably over the holder’s holding period for the shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends received from UBS would not be eligible for the preferential tax rate applicable to qualified dividend income if UBS were to be treated as a passive foreign investment company either in the taxable year of the distribution or the preceding taxable year, but would instead be taxable at rates applicable to ordinary income.
F—Dividends and Paying Agents.
     Not required because this Form 20-F is filed as an annual report.
G—Statement by Experts.
     Not required because this Form 20-F is filed as an annual report.
H—Documents on Display.
     UBS files periodic reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file with the SEC on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 (in the United States) or at +1 202 942 8088 (outside the United States) for further information on the operation of its public reference room. Much of this additional information may also be found on the UBS website at www.ubs.com/investors.
I—Subsidiary Information.
     Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk.
(a) Quantitative Information About Market Risk.
     Please see Market risk on pages 128 to 133 of the Risk and treasury management report.
(b) Qualitative Information About Market Risk.
     Please see Market risk on pages 128 to 133 of the Risk and treasury management report.
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
(a) Disclosure Controls and Procedures.
     Please see US regulatory disclosure requirements on pages 216 and 217 of the Corporate governance and compensation report. See also Exhibit 12 to this Form 20-F.
(b) Management’s Annual Report on Internal Control over Financial Reporting.
     Please see Management’s Report on Internal Control over Financial Reporting on page 251 of the Financial information report.
(c) Attestation Report of the Registered Public Accounting Firm.
     Please see Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting on pages 252 to 253 of the Financial information report.
(d) Changes in Internal Control over Financial Reporting.
     None.

Item 15.T.	Controls and Procedures.
     Not applicable.

Item 16.A.	Audit Committee Financial Expert.
     Please see Audit committee on page 203 and Compliance with New York Stock Exchange listing standards on corporate governance on pages 221 to 222 of the Corporate governance and compensation report.

Item 16.B.	Code of Ethics.
     Please see “Code of Business Conduct and Ethics” under Independence of Directors on page 221 of the Corporate governance and compensation report. The code of business conduct and ethics is published on our website under http://www.ubs.com/1/e/about/cg/business_conduct.html.

Item 16.C.	Principal Accountant Fees and Services.
     Please see Auditors on pages 214 to 215 of the Corporate governance and compensation report. Fees for non-audit services approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X were CHF 45,000 and are included under Total Non-Audit Fees (of which CHF 29,000 audit-related fees and CHF 16,000 other non audit fees) in the table on page 214.

Item 16.D.	Exemptions from the Listing Standards for Audit Committee.
     Not applicable.

Item 16.E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
     Please see Share buyback programs on page 169 of the Risk and treasury management report.

Item 16.F.	Change in Registrant’s Certifying Accountant.
     Not applicable.

Item 16.G.	Corporate Governance.
     Please see Compliance with New York Stock Exchange listing standards on corporate governance on pages 221 to 222 of the Corporate governance and compensation report.
PART III

Item 17.	Financial Statements.
     Not applicable.

Item 18.	Financial Statements.
     Please see the Financial Statements and the Notes to the Financial Statements on pages 251 to 370 of the Financial information report.

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

7.	Statement regarding ratio of earnings to fixed charges.

8.	Significant Subsidiaries of UBS AG. Please see Note 34 to the Financial Statements Significant Subsidiaries and Associates on pages 347 to 350 of the Financial information report.

Exhibit
Number	Description
12.	The certifications required by Rule 13(a)-14(a) (17 CFR 240.13a-14(a)).

13.	The certifications required by Rule 13(a)-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code (18 U.S.C. 1350).

15.	Consent of Ernst & Young Ltd.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UBS AG

/s/ Oswald Grübel
Name:	Oswald Grübel
Title:	Group Chief Executive Officer

Date: March 11, 2009	/s/ John Cryan
	Name:	John Cryan
	Title:	Group Chief Financial Officer

INDEX TO EXHIBITS

Exhibit
Number	Description
1.1.	Articles of Association of UBS AG.*

1.2.	Organization Regulations of UBS AG.*

2(b).	Instruments defining the rights of the holders of long-term debt issued by UBS AG and its subsidiaries.

We agree to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.

7.	Statement regarding ratio of earnings to fixed charges.*

8.	Significant Subsidiaries of UBS AG. Please see Note 34 to the Financial Statements Significant Subsidiaries and Associates on pages 347 to 350 of the Financial information report.

12.	The certifications required by Rule 13(a)-14(a) (17 CFR 240.13a-14(a)).*

13.	The certifications required by Rule 13(a)-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code (18 U.S.C. 1350).*

15.	Consent of Ernst & Young Ltd.*

*	Filed as exhibit herewith

annual report
2008

1 | Strategy, performance and responsibility
2 | UBS business divisions and Corporate Center
3 | Risk and treasury management
4 | Corporate governance and compensation
5 | Financial information

Contents

2	Letter to shareholders
5	UBS reporting at a glance
6	Other sources of information
7	Contacts

1.	Strategy, performance and responsibility

12	Strategy and structure
18	The making of UBS
20	Current market climate and industry drivers
23	Risk factors
28	Financial performance
29	Measurement and analysis of performance
32	UBS reporting structure
33	Accounting changes
35	Key performance indicators
38	UBS results
44	Balance sheet
47	Off-balance sheet
52	Cash flows
54	UBS employees
60	Corporate responsibility

2.	UBS business divisions and Corporate Center

74	Global Wealth Management & Business Banking
77	Wealth Management International & Switzerland
83	Wealth Management US
89	Business Banking Switzerland
94	Global Asset Management
102	Investment Bank
110	Corporate Center

3.	Risk and treasury management

120	Risk management and control
125	Risk concentrations
128	Market risk
134	Credit risk
149	Operational risk
150	Treasury management
151	Liquidity and funding management
159	Interest rate and currency management
162	Capital management
168	Shares and capital instruments
176	UBS shares in 2008
180	Basel II Pillar 3

4.	Corporate governance and compensation

194	Corporate governance
195	Group structure and shareholders
197	Capital structure
199	Board of Directors
206	Group Executive Board
210	Senior leadership
211	Shareholders’ participation rights
213	Change of control and defense measures
214	Auditors
216	Information policy
218	Regulation and supervision
221	Compliance with New York Stock Exchange listing standards on corporate governance
223	Compensation, shareholdings and loans
224	Compensation governance
225	2008 compensation for the Board of Directors and Group Executive Board
230	Shares, options and loans for the Board of Directors and Group Executive Board (at end of 2008)
237	Compensation principles 2009 and beyond for UBS senior executives

5.	Financial information

244	Introduction
245	Accounting principles
246	Critical accounting policies
251	Consolidated financial statements
263	Notes to the consolidated financial statements
371	UBS AG (Parent Bank)
371	Parent Bank review
372	Parent Bank financial statements
374	Notes to the Parent Bank financial statements
393	Additional disclosure required under SEC regulations
393	A – Introduction
394	B – Selected financial data
398	C – Information on the company
399	D – Information required by industry guide 3

Annual Report 2008

Letter to shareholders

Dear Shareholders,

UBS recorded a net loss attributable to shareholders of CHF 20.9 billion in 2008. This extremely poor result stemmed primarily from the results of the fixed income trading business of the Investment Bank, mainly due to losses and writedowns on exposures related to US real estate and other credit positions. The loss has affected all stakeholders in UBS: in 2008, in US dollar terms, shareholders suffered a 58% fall in market capitalization, compared with the average 47% decline of the other members of the Dow Jones Banks Titans 30 Index; the total number of employees was reduced by 7%; and employee compensation was cut 36%. Clients have, understandably, expressed to us their disappointment about our losses, while at the same time stressing their appreciation for the advice and service levels they receive from their advisors.

For financial markets as a whole, 2008 was an extraordinary year in economic and financial history: world stock markets fell 42% (the MSCI world index), interest rates reached the lowest levels ever in the US and the UK, and a major investment bank failed. Responses to the crisis included the injection of new capital into many of the world’s major financial institutions by governments. With hindsight, it is clear that UBS was not prepared for this. Our balance sheet was too large and the systems of risk control and risk management that should have limited our exposure failed. We placed too much emphasis on growth and not enough on controlling risks and costs, particularly in regards to our compensation systems, performance targets and indicators and executive governance structures. Imponderable levels of cross-subsidy and confusion about accountability resulted from complex relationships between our business divisions.

In 2008, we focused on addressing our structural and strategic weaknesses and on establishing the long-term financial stability of UBS. Activities centered on the key areas we identified as requiring change: corporate governance, risk management and control processes, the liquidity and funding framework and management compensation. As a result, 2008 saw the introduction of new organization regulations to clarify the responsibilities of the Board of Directors (BoD) and the Group Executive Board (GEB), the establishment of an Executive Committee (EC) to allocate and monitor the use of capital and risk in each of the business divisions, and the formation of a dedicated BoD risk committee. We also merged the credit and market risk functions of the Investment Bank into a single unit led by the newly es-

tablished Chief Risk Officer position and a new liquidity and funding framework was introduced that requires each business division to be charged market-based rates for funding from other UBS divisions. We will continue to make changes in 2009, including the implementation of a new compensation model for senior executives that aligns compensation with the creation of sustainable results for shareholders. In addition, management compensation within business divisions will be based largely on divisional results and the responsible and independent management of each division’s resources and balance sheet.

Changes in our business divisions will play a vital role in the transformation of our firm. As announced on 10 February 2009, UBS now operates with four business divisions and a Corporate Center. The former Global Wealth Management & Business Banking division has been split into two business divisions: Wealth Management & Swiss Bank and Wealth Management Americas. We will continue to reposition the Investment Bank as a client-orientated and fee- and commission-earning business – in other words, the Investment Bank is moving away from the proprietary trading business that adversely affected our capital. A new unit has been established within the Investment Bank to manage the positions of those fixed income businesses we have decided to exit.

We took active steps to increase the financial stability of UBS in 2008. The issuance of two Mandatory Convertible Notes (MCNs) and a rights issue raised CHF 34.6 billion of new capital. During the year, our total balance sheet was reduced 11% to CHF 2,015 billion, risk-weighted assets fell 19% to CHF 302.3 billion and our identified risk concentrations fell sharply – with these reductions assisted by an agreement made in 2008 to sell a large portfolio of illiquid securities and other positions to a fund owned and controlled by the Swiss National Bank. Operating expenses fell 19% and the year-end tier 1 ratio was 11.0%, compared with 9.1% for year-end 2007 under the different standards that were then applicable under Basel I.

As announced on 18 February 2009, UBS settled a US cross-border case with the US Department of Justice (DOJ) and the US Securities and Exchange Commission (SEC) by entering into a Deferred Prosecution Agreement (DPA) with the DOJ and a Consent Order with the SEC. As part of these agreements, we will complete our previously announced exit of our US cross-border business and implement an enhanced program of internal controls to

Annual Report 2008

ensure compliance with the Qualified Intermediary Agreement with the Internal Revenue Service. In addition, pursuant to an order issued by the Swiss Financial Market Supervisory Authority, information was transferred to the DOJ regarding accounts of certain US clients as set forth in the DPA, who, based on evidence available to UBS, committed tax fraud or the like within the meaning of the Swiss-US Double Taxation Treaty. The total cost for the settlement of USD 780 million has been fully charged to our 2008 results. This episode makes it particularly clear that our control framework must be extremely robust and that employee incentives must be aligned with risk management and control and the creation of long-term value for shareholders.

Outlook – The recent worsening of financial conditions and UBS-specific factors have adversely affected our results, particularly in the Investment Bank. Even after substantial risk reduction, our balance sheet remains exposed to illiquid and volatile markets and our earnings will therefore remain at risk for some time to come. Net new money remains positive for our Wealth Management Americas division, but this is being partially offset by net outflows in Wealth Management & Swiss Bank. Global Asset Management has also experienced further net outflows.

More generally, financial market conditions remain fragile as company and household cash flows continue to deteriorate, notwithstanding the very substantial measures governments are taking to ease fiscal and monetary conditions. Our near-term outlook remains extremely cautious.
For 2009, we will continue to implement our program to strengthen our financial position by reducing our risk positions, our overall balance sheet size, and our operating costs. Management will also focus on securing and building the firm’s core client businesses and on returning the Group as soon as possible to a sustainable level of overall profit-ability.

11 March 2009

UBS

Peter Kurer	Oswald J. Gruebel
Chairman	Group Chief Executive Officer

On 26 February 2009, Oswald J. Gruebel joined UBS in the capacity of Group Chief Executive Officer, replacing Marcel Rohner. Mr. Gruebel brings to UBS his deep understanding of banking and the markets and proven management skills. He also brings a strong determination to restore the bank’s sustained profitability and regain client trust. As announced on 4 March 2009, Peter Kurer, Chairman of the UBS Board of Directors, has decided not to stand for re-election at the annual general meeting on 15 April 2009. The UBS Board of Directors is nominating Kaspar Villiger for the role of Chairman.

UBS reporting at a glance

Annual publications

Annual report (SAP no. 80531)

Published in both German and English, this single volume report provides a letter to shareholder and a description of:
–	UBS’s strategy, performance and responsibility;
–	the strategy and performance of the business divisions and the Corporate Center;
–	risk, treasury and capital management at UBS;
–	corporate governance and executive compensation; and
–	financial information, including the financial statements.

Review (SAP no. 80530)

The booklet contains key information on UBS’s strategy and fi-nancials. It is published in English, German, French and Italian.

Compensation report (SAP no. 82307)

Compensation of senior management and the Board of Directors (executive and non-executive members) is discussed here. It is published in English and German.

Quarterly publications

Letter to shareholders

The letter provides a quarterly update from UBS’s executive management on the firm’s strategy and performance. The letter is published in English, German, French and Italian.

Financial report (SAP no. 80834)

This report provides a detailed description of UBS’s strategy and performance for the respective quarter. It is published in English.

How to order reports

The annual and quarterly publications are available in PDF format on the internet at www.ubs.com/investors/topics in the reporting section. Printed copies can be ordered from the services section of the website. Alternatively, they can be ordered by quoting the SAP number and the language preference where applicable, from UBS AG, Information Center, P.O. Box, CH-8098 Zurich, Switzerland.

Annual Report 2008

Other sources of information

Website

The “Analysts & Investors” website at www.ubs.com/investors provides the following information on UBS: financial information (including SEC documents); corporate information; UBS share price charts and data; the UBS event calendar and dividend information; and the latest presentations by management for investors and financial analysts. Information on the internet is available in English and German, with some sections in French and Italian.

Result presentations

UBS’s quarterly results presentations are webcast live. A
playback of the most recent presentation is downloadable
at www.ubs.com/presentations.

Messaging service / UBS news alert

On the www.ubs.com/newsalert website, it is possible to subscribe to receive news alerts about UBS via SMS or e-mail. Messages are sent in English, German, French or Italian and it is possible to state preferences for the theme of the alerts received.

Form 20-F and other submissions to the US Securities and Exchange Commission

UBS files periodic reports and submits other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934.

UBS’s Form 20-F filing is structured as a “wrap-around” document. Most sections of the filing can be satisfied by referring to parts of the annual report. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure.
Any document that UBS files with the SEC is available to read and copy on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the SEC by dialing 1-800-SEC-0330 for further information on the operation of its public reference room. Much of this additional information may also be found on the UBS website at www.ubs. com/investors, and copies of documents filed with the SEC may be obtained from UBS’s Investor Relations team, whose contact details are listed on the next page of this report.

Corporate information

The legal and commercial name of the company is UBS AG. The company was formed on 29 June 1998, when Union Bank of Switzerland (founded 1862) and Swiss Bank Corporation (founded 1872) merged to form UBS.

UBS AG is incorporated and domiciled in Switzerland and operates under Swiss Company Law and Swiss Federal Banking Law as an Aktieng-esellschaft, a corporation that has issued shares of common stock to investors.

The addresses and telephone numbers of UBS’s two registered offices are: Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, phone +41-44-234 1111;

and Aeschenvorstadt 1, CH-4051 Basel, Switzerland, phone +41-61-288 2020. UBS AG shares are listed on the SIX Swiss Exchange (traded through its trading platform SWX Europe, formerly virt-x), on the New York Stock Exchange (NYSE) and on the Tokyo Stock Exchange (TSE).

Contacts

Switchboards

For all general queries.	Zurich	+41-44-234 1111

	London	+44-20-7568 0000

	New York	+1-212-821 3000

	Hong Kong	+852-2971 8888

Investor Relations

UBS’s Investor Relations team supports	Hotline	+41-44-234 4100	UBS AG
institutional, professional and retail
investors from our offices in Zurich	New York	+1-212-882 5734	Investor Relations
and New York.
	Fax (Zurich)	+41-44-234 3415	P.O. Box

www.ubs.com/investors			CH-8098 Zurich, Switzerland

sh-investorrelations@ubs.com

Media Relations

UBS’s Media Relations team supports	Zurich	+41-44-234 8500	mediarelations@ubs.com
global media and journalists from
offices in Zurich, London, New York	London	+44-20-7567 4714	ubs-media-relations@ubs.com
and Hong Kong.
	New York	+1-212-882 5857	mediarelations-ny@ubs.com

www.ubs.com/media	Hong Kong	+852-2971 8200	sh-mediarelations-ap@ubs.com

Shareholder Services

UBS Shareholder Services, a unit of the	Hotline	+41-44-235 6202	UBS AG
Company Secretary, is responsible for
the registration of the global registered	Fax	+41-44-235 3154	Shareholder Services
shares.
P.O. Box

CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

US Transfer Agent

For all global registered share-related	Calls from the US	+866-541 9689	BNY Mellon Shareowner Services
queries in the US.
	Calls outside the US	+1-201-680 6578	480 Washington Boulevard

www.melloninvestor.com	Fax	+1-201-680 4675	Jersey City, NJ 07310, USA

sh-relations@melloninvestor.com

Strategy, performance and responsibility

Strategy, performance and responsibility

   Strategy and performance

–	UBS is a global firm providing financial services to private, corporate and institutional clients

–	Its strategy is to concentrate on three global core businesses – wealth management, asset management and investment banking – and retail and corporate banking services in Switzerland

UBS’s strategic priorities

Client focus

UBS’s purpose is to serve clients and give them confidence in making financial decisions. Whether it serves individual, corporate or institutional clients, UBS puts their success and interests first and strives to truly understand their goals. As client needs and the financial services industry constantly evolve, UBS makes a systematic effort to capture client feedback, identify potential for improvement and adapt its offerings accordingly.

Profitable growth and earnings quality

UBS shareholders expect the firm to achieve profitable growth. Fulfilling this expectation requires UBS to establish sustainable earning streams based on client benefit. It therefore strives to build a strong and growing client base and to continuously develop its unique assets and capabilities.

Risk and capital management

Taking, managing and controlling risk is a core element of UBS’s business activities. UBS’s aim is not, therefore, to eliminate all risks, but to achieve an appropriate balance between risk and return. Risk reduction and capital measures taken in 2008 aimed at maintaining UBS’s capital strength as a source of competitive advantage. Adapting risk exposures to the current market environment and managing UBS’s balance sheet remain strategic priorities for the firm.

Measures taken in 2008

In August 2008, UBS launched a comprehensive program to help the firm adjust to the new realities in the financial industry. It aims to capitalize on the strengths inherent in its leading client franchises across its business divisions, to further grow these franchises, and to address certain weaknesses in its business model that had become apparent both before and as a result of the financial crisis.

A significant reduction in risk exposures has been achieved during the year. UBS reduced its risk positions very significantly during the year, including through a transaction with the Swiss National Bank. UBS also took several measures to strengthen its risk organization.

The Investment Bank is in the process of repositioning itself toward client-driven growth, combined with a further reduction of its balance sheet and risk positions.

UBS has implemented new corporate governance guidelines, actively reinforcing a clear separation of the roles and responsibilities of the Board of Directors and its committees, from those of the Group Executive Board.

Senior management compensation has been reviewed. In November 2008, UBS announced the new compensation model that is directly aligned with sustainable value creation within each manager’s area of responsibility, and incorporates a longer performance evaluation horizon.

UBS financial highlights
	For the year ended				% change from
CHF million, except where indicated	31.12.08	31.12.07	31.12.06		31.12.07

Performance indicators from continuing operations

Diluted earnings per share (CHF)[1]	(7.60)	(2.61)	4.64		(191)

Return on equity attributable to UBS shareholders (%)[2]	(57.9)	(11.7)	23.9		(395)

Cost/income ratio (%)[3]	680.4	111.0	70.5

Net new money (CHF billion)[4]	(226.0)	140.6	151.7

Group results

Operating income	1,201	31,721	47,484		(96)

Operating expenses	28,555	35,463	33,365		(19)

Operating profit before tax (from continuing and discontinued operations)	(27,155)	(3,597)	15,007		(655)

Net profit attributable to UBS shareholders	(20,887)	(5,247)	11,527		(298)

Personnel (full-time equivalents)[5]	77,783	83,560	78,140		(7)

Invested assets (CHF billion)	2,174	3,189	2,989		(32)

UBS balance sheet and capital management

Balance sheet key figures

Total assets	2,015,098	2,274,891	2,348,733		(11)

Equity attributable to UBS shareholders	32,800	36,875	51,037		(11)

Market capitalization[6]	43,519	108,654	154,222		(60)

BIS capital ratios[7]

Tier 1 (%)	11.0	9.1 [8]	12.2	[8]

Total BIS (%)	15.1	12.2 [8]	15.0	[8]

Risk-weighted assets	302,273	374,421 [8]	344,015		(19)

Long-term ratings

Fitch, London	A+	AA	AA+

Moody’s, New York	Aa2	Aaa	Aa2

Standard & Poor’s, New York	A+	AA	AA+

1 Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the financial statements of this report.    2 Net profit attributable to UBS shareholders from continuing operations/average equity attributable to UBS shareholders.    3 Operating expenses/operating income before credit loss expense or recovery.    4 Excludes interest and dividend income.    5 Excludes personnel from private equity (part of the Corporate Center).  6 Refer to the “UBS shares in 2008” section of this report for 2008 for further information.    7 Refer to the “Capital management” section of this report for further information.    8 The calculation prior to 2008 is based on the Basel I approach.

The 2008 results and the balance sheet in this report differ from those presented in UBS’s fourth quarter 2008 report issued on 10 February 2009 due to: (1) the settlement agreements with the US Department of Justice and Securities and Exchange Commission related to the US cross-border case, as described in the “Settlement regarding the US cross-border case” sidebar in the “Wealth Management International & Switzerland” section of this report; and (2) the determination by the Swiss National Bank (SNB) of the 30 September 2008 valuation of approximately USD 7.8 billion of securities not yet transferred by UBS to the SNB StabFund, as described in the “Transaction with the Swiss National Bank” sidebar in the “Strategy and structure” section of this report. The full effect of the settlement agreements, and all but approximately CHF 0.1 billion of the SNB pricing adjustment, are taken into account in UBS’s 2008 results and the balance sheet in this report. The total impact on net profit after tax was negative CHF 1,190 million.

Strategy, performance and responsibility
Strategy and structure

Strategy and structure

UBS is a global firm providing financial services to private, corporate and institutional clients. Its strategy is to concentrate on three global core businesses – wealth management, asset management and investment banking – and to provide retail and corporate banking services in Switzerland. By delivering valuable advice, products and services to its clients, the firm aims to generate sustainable earnings and create value for its shareholders.

UBS strategy and business model

UBS has crafted its business strategy to benefit from one underlying global trend: the growth of wealth. Despite the current financial crisis, the firm believes that over the long term wealth creation will continue to be a prominent characteristic of the world economy. UBS’s three core businesses of wealth management, asset management and investment banking are geared to take advantage of this trend.

Organizationally, UBS has operated throughout 2008 as a Group with three business divisions: Global Wealth Management & Business Banking, Global Asset Management and the Investment Bank. As announced on 10 February 2009, Global Wealth Management & Business Banking has been divided into two business divisions: Wealth Management & Swiss Bank and Wealth Management Americas. Each business division is accountable for its own results, but co-operates to provide a broad palette of cross-business solutions for clients. UBS considers the breadth and depth of its offering to be one of its main strengths, and a key to its ability to create value for clients and shareholders.

Wealth Management & Swiss Bank
UBS’s wealth management business caters to high net worth and affluent individuals around the world (except those served by Wealth Management Americas) whether they are investing internationally or in their home country. UBS offers these clients a complete range of tailored advice and investment services. Its Swiss Bank business provides a complete set of banking services for Swiss individual and corporate clients.

Wealth Management Americas
Wealth Management Americas offers sophisticated products and services specifically designed to address the needs of high net worth and affluent individuals. It includes Wealth Management US, domestic Canada, domestic Brazil and the international business booked in the United States.

Global Asset Management
As a worldwide asset manager, UBS offers innovative investment management solutions in nearly every asset class to private, corporate and institutional clients, as well as through financial intermediaries. Investment capabilities include traditional assets (for instance equities, fixed income and asset allocation), alternative and quantitative investments (multi-manager funds, funds of hedge funds and hedge funds) and real estate.

Investment Bank
In the investment banking and securities businesses, UBS provides securities products and research in equities, fixed income, rates, foreign exchange and metals. It also provides advisory services as well as access to the world’s capital markets for corporate, institutional, intermediary and alternative asset management clients.
è	Refer to the “Reporting structure” and “UBS business divisions and Corporate Center” sections of this report for more information on UBS’s business divisions and the Corporate Center

UBS competitive profile

UBS’s current business mix is a result of many decades of development, internal growth initiatives and acquisitions. Since 1998, UBS has progressively divested non-core businesses and participations, and invested in growing its core businesses and creating a balanced reach worldwide.

UBS is now a leading global wealth manager: it is a market leader (by client assets) in both Europe and Asia Pacific, in sixth position in the US and one of the only firms of global scale focusing on wealth management as a core business. In 2008, UBS was among the top five firms globally in mergers and acquisitions based on deal volume. The asset management business is one of the leading active asset managers globally and one of the largest mutual fund managers in Europe based on assets under management.
In Switzerland, UBS is the leading firm for retail and commercial banking. It serves around 2.5 million individual clients and 133,500 corporations, institutional investors, public entities and foundations, collectively. The bank has chosen to limit its retail and commercial banking business to the Swiss market, concentrating on domestic opportunities and growing selected market segments.

Strategy, performance and responsibility

UBS corporate governance

As mandated by Swiss banking law, UBS operates under a strict dual board structure comprising the Board of Directors (BoD) and the Group Executive Board (GEB).

The BoD is UBS’s most senior body and is ultimately responsible for the firm’s strategy and the supervision of its executive management. The BoD sets the mid- and long-term strategic direction of the Group, is responsible for appointments and dismissals at top management levels and for defining the firm’s risk principles and risk capacity. A clear majority of its members are non-executive and fully independent.
The management of the business is delegated by the BoD to the GEB. Under the auspices of the Group CEO, the GEB has executive management responsibility for the Group and its businesses. It assumes overall responsibility for the development and the implementation of the Group’s and the business divisions’ strategies and for the exploitation of synergies across the firm.
The Executive Committee (EC) consists of the Group Chief Executive Officer (CEO), the Group Chief Financial Officer (CFO), the Group Chief Risk Officer (CRO) and the Group General Counsel, and is responsible for the allocation of the Group’s financial resources to the business divisions. These resources include capital, funding, and risk capacity and parameters within the limits set by the BoD.
è	Refer to the “Corporate governance” section of this report for more information

UBS’s strategic priorities

Client focus
UBS’s purpose is to serve clients and give them confidence in making financial decisions. Whether it serves individual, corporate or institutional clients, UBS puts their success and interests first and strives to truly understand their goals. As client needs and the financial services industry constantly evolve, UBS makes a systematic effort to capture client feedback, identify potential for improvement and adapt its offerings accordingly.

Profitable growth and earnings quality
UBS shareholders expect the firm to achieve profitable growth. Fulfilling this expectation requires UBS to establish sustainable earning streams based on client benefit. It therefore strives to build a strong and growing client base and to continuously develop its unique assets and capabilities.

In order to fulfill these requirements, UBS needs to ensure that it efficiently manages its financial resources. By making continuous efficiency improvements – that is, by looking for ways to achieve the same or a better result or service with fewer resources – UBS strives both to manage costs in a disciplined manner and to optimize its spending across economic and business cycles.

Risk and capital management
Taking, managing and controlling risk is a core element of UBS’s business activities. UBS’s aim is not, therefore, to eliminate all risks, but to achieve an appropriate balance between risk and return. Risk reduction and capital measures taken in 2008 aimed at maintaining UBS’s capital strength as a source of competitive advantage. Adapting risk exposures to the current market environment and managing UBS’s balance sheet remain strategic priorities for the firm.
è	Refer to the “Risk and treasury management” section of this report for more information on risk and capital management

Business divisions’ franchises
UBS continues to develop the platform and reach of the business divisions known since 10 February 2009 as Wealth Management & Swiss Bank and Wealth Management Americas. This includes the expansion of its global presence in international wealth management growth markets. UBS’s leading position in Switzerland, both as a wealth manager and as the largest retail bank, will remain a cornerstone of UBS’s strategy and a source of sustainable profit growth.

UBS also continues to develop the platform and reach of its Global Asset Management business division. This includes focusing on developing innovative products and managing toward sustainable investment performance.
The Investment Bank is in the process of repositioning itself toward client-driven growth, combined with a further reduction of its balance sheet and risk positions. This will allow the Investment Bank to build on its global coverage and distribution capability and to ensure maximum accountability for the creation of shareholder value. This repositioning includes the downsizing or exiting of certain businesses.
è	Refer to the “UBS business divisions and Corporate Center” section of this report for more information on UBS’s business divisions and the Corporate Center

Strategy, performance and responsibility
Strategy and structure

Measures taken

In August 2008, UBS launched a comprehensive program to re-engineer its businesses and to adjust to the new realities in the financial industry. It aims to capitalize on the strengths inherent in its leading client franchises across its business divisions, to further grow these franchises, and to address certain weaknesses in its business model that had become apparent both before and as a result of the financial crisis.

Executive governance
Controls have been improved and accountability and transparency increased at the level of top management. One result has been the creation of an Executive Committee to allocate and continuously monitor the use of capital and risk in each of the business divisions. Other wide-ranging changes to the Group’s governance have been proposed and implemented. Refer to the “Corporate governance” section of this report for more information on corporate governance.

Liquidity and funding framework
The business divisions have been incentivized to manage their balance sheets with greater autonomy and responsibility. A new liquidity and funding concept has been approved and is being implemented. Refer to the “Liquidity and funding management” section of this report for more information on liquidity and funding.

Senior management compensation
Senior management compensation is now aligned to sustainable value creation within each manager’s area of responsibility and a longer performance evaluation horizon has been introduced. UBS announced a new compensation model for senior executives in November 2008 (effective 1 January 2009). Refer to the “Compensation, shareholdings and loans” section of this report for more information on senior management compensation.

Transformation of UBS’s wealth management business
As announced on 10 February 2009, Global Wealth Management & Business Banking has been divided into two new business divisions: Wealth Management & Swiss Bank and Wealth Management Americas.

Strategy, performance and responsibility

Key performance indicators: 2009 and beyond

UBS uses key performance indicators (KPIs) to monitor the firm’s performance and the delivery of returns to shareholders. Until the end of 2008, UBS focused on four KPIs at the Group level, as described in the discussion of performance measures in the “Measurement and analysis of performance” section of this report. In response to the changing market environment, UBS conducted a detailed review of its KPI framework in 2008. The objective of this review was to adjust these indicators – which are used by the firm to evaluate its economic performance as a whole and the contribution of individual employ-

ees to that performance – to more closely reflect the firm’s strategic priorities.

This review focused on the identification of the key drivers of total shareholder return (TSR) – defined as the change in the share price and any dividend yield – which represents the ultimate measure of performance for UBS shareholders. However, several factors driving TSR cannot be directly influenced by UBS management, such as valuation multiples and short-term market trends. Therefore, on a day-to-day basis, UBS management measures performance in the form of profitability after the cost of equity or economic profit. Consequently, the KPI framework has been designed to explicitly incorporate the drivers of economic profit at the Group and business division level. UBS manages its businesses based on its KPI framework, which is used for internal performance measurement to ensure management accountability and consistency. Both Group and business division KPIs are used to determine variable compensation of executives and staff.
The Group and business division KPIs shown in the table below will be disclosed beginning in first quarter 2009 and going forward.

Key performance indicators
	Wealth Management &	Wealth Management
Group	Swiss Bank	Americas	Investment Bank	Global Asset Management

Net profit growth	Pre-tax profit growth	Pre-tax profit growth	Pre-tax profit growth	Pre-tax profit growth

Cost / income ratio	Cost / income ratio	Cost / income ratio	Cost / income ratio	Cost / income ratio

	Gross margin (RoIA)[1]	Gross margin (RoIA)		Gross margin (RoIA)

Return on equity (RoE)			Return on attributed equity

Return on assets, gross			Return on assets, gross

Return on risk-weighted assets, gross

FINMA leverage ratio[2]

	Impaired lending portfolio[3]		Value at Risk[4]

Tier 1 ratio

Net new money rate	Net new money rate	Net new money rate		Net new money rate

Economic profit

1 For International clients segment only. RoIA: return on invested assets.   2 FINMA: Swiss Financial Market Supervisory Authority.  3  Impaired lending portfolio as a % of total lending portfolio. For Swiss clients segment only.  4 Regulatory VaR.

Strategy, performance and responsibility
Strategy and structure

Risk management in 2008

UBS entered 2008 with significant legacy risk positions which exceeded the firm’s risk bearing capacity. While UBS incurred substantial writedowns on its risk positions, it pursued an active risk reduction program through sales in 2008. Significant transactions included the sale in May of US residential mortgage-backed securities to a fund managed by BlackRock for proceeds of USD 15 billion and the agreement reached in October with the Swiss National Bank (SNB) (see details below).

UBS identified significant weaknesses in its risk management and control organization. In order to address these weaknesses, UBS launched an extensive remediation plan, which included the overhaul of its risk governance, significant changes to risk management and control personnel, as well as improvements in risk capture, risk representation and risk monitoring. Implementation of this plan is ongoing and remains a high priority for UBS.

Transaction with the Swiss National Bank

As announced on 16 October 2008, the Swiss National Bank (SNB) and UBS reached an agreement to transfer illiquid securities and other positions from UBS’s balance sheet to a fund owned and controlled by the SNB. From the originally agreed USD 60 billion, the transaction size has been reduced to USD 38.6 billion (including the effect of price adjustments so far totaling USD 0.7 billion). With this transaction, UBS caps future potential losses from these assets, reduces its risk-weighted assets, materially de-risks its balance sheet and is no longer exposed to the funding risk of the assets to be transferred.

Transaction structure
The SNB will finance the fund with a loan in the amount of 90% of the purchase price to be paid by the fund, secured by the assets of the fund. 10% of the purchase price will be financed through an equity contribution by the SNB. The loan will be non-recourse to UBS and will be priced at LIBOR plus 250 basis points. The fund and loan facility will terminate in eight years, but the termination date may be extended to 10 or 12 years. The cash flow from the assets, including interest, rental income, principal repayments and proceeds from asset sales (net of expenses and working capital requirements), will be applied to service the loan until full repayment.

At the closing of each asset transfer, UBS will purchase, for an amount equal to the SNB’s equity contribution on that date, an option to acquire the fund’s equity once the loan has been fully repaid. The option exercise price will be USD 1 billion plus 50% of the amount by which the equity value exceeds USD 1 billion at the time of exercise. This option will be carried on UBS’s balance sheet at its fair value. In the event of a change of control of UBS, the SNB will have the right but not the obligation to require UBS to purchase the outstanding loans at par plus accrued interest and to purchase the fund equity at 50% of its value at the time.
If, upon the fund’s termination, the SNB incurs a loss on the loan it has made to the fund, the SNB will be entitled to receive 100 million UBS ordinary shares against payment of the par value of those shares (currently CHF 0.10 per share).

Governance
In fourth quarter 2008, the fund was established under the name SNB StabFund as a Swiss limited partnership for collective investments. Its objective is to manage the acquired positions based on fundamental value considerations. The SNB StabFund is owned by a general partner and a limited partner, both of which are wholly owned by the SNB. The general partner has a board of directors with five members, of which three are designated by the SNB and two by UBS.

UBS acts as the investment manager of the SNB StabFund, subject to the oversight of the board of directors of the general partner which must approve certain types of decisions. The board also retains the right to remove UBS as the investment manager of the SNB StabFund.

Portfolio composition and size
The overall portfolio valuation of positions already transferred or still expected to be transferred to the SNB StabFund is USD 38.6 billion, as shown in the table opposite, subject to any further pricing adjustments. The SNB StabFund acquired a first tranche of 2,042 securities positions from UBS on 16 December 2008 for USD 16.4 billion. The remaining positions identified for sale to the fund are planned to be transferred in March 2009 in one or more additional transfers.

The purchase price for the securities transferred to the fund on 16 December 2008 was the value of these securities as of 30 September 2008 as determined by the SNB based on a valuation conducted by third-party valuation experts. On the same basis, the SNB has since determined the purchase price to

Strategy, performance and responsibility

be paid for a further USD 7.8 billion in securities and other positions that have not yet been transferred to the fund. So far, the determined purchase prices for securities and other positions transferred to or to be transferred to the fund were, in the aggregate, USD 0.7 billion lower than the value UBS assigned to these positions on 30 September 2008. All but approximately CHF 0.1 billion of this difference is accounted for in UBS’s results for 2008. Purchase prices have not yet been determined for the other positions not yet transferred to the fund, valued at USD 14.4 billion by UBS on 30 September 2008. Any difference between the purchase prices to be determined by the SNB and the value UBS assigned to these positions will affect UBS’s results in first quarter 2009.

Implications for UBS’s 2008
income statement

The overall impact on UBS’s 2008 income statement of the SNB transaction and the placement of the mandatory convertible notes (MCNs) with the Swiss Confederation was a net charge of CHF 4.5 billion. This reflects a net loss arising from the acquisition of the equity purchase option, the loss referred to above arising from valuation differences determined to date on securities sold or to be sold to the SNB StabFund, losses on hedges that were subject to trading restrictions as a result of the SNB transaction, and the impact of the contingent issuance of UBS shares in connection with the transaction. The fair valuation impact of the issuance of the MCNs, as described in “Note 26 Capital increases and mandatory convertible notes” in the financial statements of this report, is also included in this total.

Issuance of MCNs to the
Swiss Confederation
In connection with the transaction with the SNB, UBS raised CHF 6 billion of new capital in the form of mandatory convertible notes (MCNs) convertible into UBS registered shares. These were placed with the Swiss Confederation and issued on 9 December 2008. Refer to the “Capital management” section of this report and “Note 26 Capital increases and mandatory convertible notes” in the financial statements of this report for more information.

Positions affected by the transfer to the Swiss National Bank StabFund
	Valuation as of 30 September 2008
USD million	Priced	Not yet priced		Total

US sub-prime	4.0	1.6		5.6

US Alt-A	1.5	0.8		2.4

US prime	1.2	0.7		1.9

US reference-linked note program	5.8	0.0		5.8

Commercial real estate	3.4	2.3		5.7

Student loan-backed securities	0.5	0.0		0.5

Other positions	8.5	9.0		17.5

Price difference	(0.7)		[1]	(0.7)

Total	24.2	14.4		38.6

1 To be determined.

Strategy, performance and responsibility
The making of UBS

The making of UBS

All the firms that have come to make up today’s UBS look back on a long and diverse history. Both the two Swiss predecessor banks and PaineWebber Group Inc. (PaineWebber) came into being in the second half of the 19th century, while S.G. Warburg’s roots go back to 1934. But it was in the 1990s when UBS’s current identity began to form.

In the early 1990s, the two Swiss banks that came to form the current UBS, Swiss Bank Corporation (SBC) and Union Bank of Switzerland, were commercial banks operating mainly out of Switzerland. The two banks shared a similar vision: to become a world leader in wealth management and a global bulge-bracket investment bank with a strong position in global asset management, while remaining an important commercial and retail bank in Switzerland.
Union Bank of Switzerland, the largest and best-capitalized Swiss bank of its time, opted to pursue a strategy of organic growth, or expansion by internal means. In contrast, SBC, then the third-largest Swiss bank, decided to take another route by starting a joint venture with O’Connor, a leading US derivatives firm that was fully acquired by SBC in 1992. O’Connor was noted for its young, dynamic and innovative culture, meritocracy and its team orientation. It brought state-of-the-art risk management and derivatives technology to SBC. In 1994, SBC acquired Brinson Partners, one of the leading US-based institutional asset management firms. Both the O’Connor and Brinson deals represented fundamental steps in the development of the firm.

The next major move was in 1995, when SBC acquired S.G. Warburg, the British merchant bank. The deal helped to fill SBC’s strategic gaps in corporate finance, brokerage and research and, most importantly, brought with it an institutional client franchise, which is still crucial to today’s equities business.

The 1998 merger of Swiss Bank Corporation and Union Bank of Switzerland brought together these two leading Swiss financial institutions, creating a leading global wealth manager and improving the new firm’s chances of becoming a global bulge bracket investment bank and a leading global institutional asset manager.
Still, in order to become a truly global player in investment banking and wealth management, UBS needed to establish a significant presence in the key US market. UBS advanced towards this objective when it acquired PaineWebber in 2000.
Since the acquisition of PaineWebber, UBS’s main priority has been to develop and grow organically. Smaller acquisitions have helped to accelerate and complement the firm’s growth. In 2006, for instance, UBS enhanced its presence in Brazil and Latin America by acquiring Brazil’s largest independent investment bank and asset manager, Banco Pactual. Today, UBS has significant scale in its areas of focus, with strong positions in large, mature markets as well as a growing presence in emerging markets.
è	Refer to www.ubs.com/history for more information

Strategy, performance and responsibility

Strategy, performance and responsibility
Current market climate and industry drivers

Current market climate and industry drivers

The current crisis and its aftermath will have profound implications for the financial services industry and the world economy.

Market crisis and economic downturn

2008 was one of the most difficult years ever for the financial services industry. As the crisis deepened over the course of the year, the problems in the financial industry spread to other parts of the world economy. A precipitous drop in prices across most main asset classes, coupled with deleveraging, resulted in poorly functioning lending markets and a lack of inter-bank liquidity. Banks were forced to recapitalize, sometimes with the help of governments. Hopes that the crisis might be short-lived were dashed after the failure of one of the major US investment banks in mid-September, which resulted in very severe liquidity issues for many financial institutions. Banks experienced a scarcity of equity, credit supply further contracted and numerous countries fell into recession.

Recessions characterized by a simultaneous fall in prices across asset classes, an increase in consumer savings rates and contractions in lending caused by a shortage of bank capital are very rare, and have always been severe. There have in fact only been four recorded instances of such recessions in the past century: the “bankers’ panic” in 1907, the “great depression” in 1929–39, the Swedish economic crisis in 1992, and most recently the “lost decade” in Japan from 1990–2000.
Changes in consumer demand drive capital expenditures by companies and consequently affect capital goods indus-

tries, sometimes very rapidly. Even countries which have not experienced high leverage growth and significant asset price increases have been affected as investment spending and exports dropped. In particular, countries which relied on foreign capital inflows (either to the government or to the private sector) are at risk of seeing foreign investment and exports fall, which could in turn hurt the value of their currency.

There were radical changes to monetary and fiscal policy during 2008. Government borrowing and spending (through “stimulus packages”, transfer payments, loans, guarantees and purchases of bank capital) increased dramatically and led to higher deficits. Central bank balance sheets expanded, both as a result of traditional central bank activity and through unconventional measures such as the purchase of distressed assets from financial institutions (for example, mortgage backed securities). Interest rates have fallen to historically low levels in most countries as central banks attempt to support private and corporate spending.

Macro economic perspectives

The macro economic outlook for 2009 is not positive. A modest recovery can be expected only if the measures taken by governments and central banks prove to be both effective and efficient. Few observers expect the financial services industry to rebound quickly from this crisis.

Market capitalization of the components of the Dow Jones Banks Titans 30 Index, 2008 versus 20071

Strategy, performance and responsibility

Stock market indices development

Industry drivers

A number of drivers are expected to have a significant impact on banks’ earnings and the structure of the financial services industry in the short to medium term. The most relevant factors are described below.

De-leveraging
The current downturn is different from previous ones not only in terms of its severity and wide geographical reach, but also in terms of the de-leveraging process that lies at its heart. De-leveraging is the process through which households, companies and the banks that intermediate between them simultaneously attempt to sell real and financial assets to pay back their debts. This unleashes two strong deflationary forces.

First, there is a reduction and restructuring of banks’ balance sheets, which may affect their capacity to lend money. Such a restructuring is already well under way, having started in 2007 when banks began recording losses on their asset portfolios, disposing of assets and raising capital. This trend gathered pace in the course of 2008 and has continued in the early part of 2009 as several banks disclosed more losses and raised further capital.
Second, household and corporate balance sheets are also in effect being restructured and reduced, depressing consumer and capital spending and appetite for risk. This process has just started and may last several years, as households address the need to permanently increase their savings. It may be particularly long and painful in countries with historically low savings rates, such as the US.
While debt levels are lower among non-financial corporations than in previous recessions, these companies will also have to restructure their balance sheets as they face falling demand for their products and services, and funding becomes increasingly scarce and more expensive.
The process of de-leveraging is expected to have, on balance, a negative impact on banks’ earnings. While increased savings can provide opportunities for certain banks, risk aversion and the downward pressure it exerts on asset prices tend to reinforce each other.

Government intervention and re-regulation
The financial crisis has sparked heavy public intervention in the global financial system. State intervention packages have included a mix of capital injections by governments, public guarantees for selected bank liabilities such as deposits and commercial paper, and maximum loss guarantees for illiquid assets held in banks’ balance sheets. Governments have increasingly attached conditions to the measures they have taken, providing them the opportunity to at least temporarily influence the business activities of certain banks.

At the same time, the financial industry and its regulators are analyzing the lessons learned and implementing measures to adjust their business practices and the regulatory framework. This will fundamentally impact and likely transform the industry. While many details of the regulatory response to the financial crisis are still to be worked out, new regulation will likely focus on ways of mitigating the negative effects of the business cycle through regulatory policy, as well as on measures to increase the transparency of financial markets and to strengthen their resilience. Regulators are also likely to try to better identify and address systemic risks, for example by adapting regulatory requirements to the size and profile of certain financial institutions.
Specific measures are likely to include adjustments to the following six broad areas of direct relevance to international banks: higher capital requirements and the introduction of leverage limitations; more robust liquidity buffers and risk management; management and partial reintegration of off-balance sheet exposure onto firms’ balance sheets; review of valuation and accounting practices; increased cooperation between stronger and better-equipped supervisors and central banks, especially from an international perspective; and alignment of compensation programs and pay levels with long-term, firm-wide profitability. Some national regulators have moved quickly, including the Swiss Financial Market Supervisory Authority (FINMA; until 31 December 2008 Swiss Federal Banking Commission), which has already defined new transitional capital requirements for UBS and Credit Suisse.
Overall, the regulatory changes prompted by the current market turmoil will have lasting effects on the industry in terms of bank size, business portfolios, controls, capital requirements, profitability and compensation. These will result in significant changes to the competitive landscape. At the product level, regulatory restrictions and greater supervision in areas such as structured products, credit default swaps, and securitization are likely to result in lower margins for banks. Enhanced transparency requirements and disclosure standards for investment products are also likely.

Strategy, performance and responsibility
Current market climate and industry drivers

Client behavior and demand
The relationship between financial firms and their clients has seen accelerating change over the past couple of years, for example with the rise of increasingly sophisticated clients (such as leveraged finance investors and hedge funds). However, the corporate and institutional client segment as a whole is expected to continue requiring innovative solutions which cater to specific and unique needs, and span product groups and geographies.

2008 has marked a turning point with regard to the investment behavior of many private clients, and fundamental changes in this behavior are expected in the future. Returns have been negative in most asset classes and many investors have grown suspicious of hedge funds and complex products in general, especially as these proved to be more correlated with equity and credit markets than originally thought.
Internal UBS research shows that private clients’ risk appetite is changing, moving towards more “traditional” asset classes such as equities, bonds, cash or precious metals. This trend is expected to have, on balance, a negative impact on banks’ income as it results in lower gross margins.

Wealth preservation
The financial crisis has already resulted in a substantial destruction of wealth as the price of many real and financial assets has fallen from the peaks of 2007. Many investors see a risk of further wealth destruction in the current economic climate. During this phase business opportunities for the financial services industry will mostly be in the realm of value preservation rather than return maximization.

Investors have reacted to the current crisis by selling assets, paying back debt and accumulating cash or deemed equivalent. History shows that investors generally need several years to return to more risky asset allocations following periods of financial distress. Therefore, capital preservation is likely to remain a priority for investors and most will seek to do this by holding cash before considering a diversification across a wider range of asset classes and products. On the other hand, an increase in savings by individuals, particularly in countries where household saving rates have been historically low, such as the US, represents an opportunity for banks.

Retirement provisions
The economic crisis does not fundamentally alter the private retirement industry’s growth drivers, namely the demographic shift related to falling birth rates and aging and the falling coverage provided by public pension schemes. Despite the drop in the value of their assets in 2008, private fully funded schemes will continue providing individuals with the best investment tools to accumulate wealth for retirement, and savings will continue to flow into them. The ability of public pension schemes to fund themselves over the long term may be limited as several countries are already heavily indebted and running large deficits, including some driven by measures taken to help their economy in the current downturn, while demographics indicate that the ratio of workers to retirees will decrease in the foreseeable future. In some countries, particularly those which have experienced the largest destruction of accumulated wealth due to the crisis (for example, the US and UK, where pension funds are comparatively more exposed to equity markets than in other countries), a pick-up in individual savings rates would provide additional funds, which will partly be invested in private retirement schemes. This, combined with continued demand for specialist advice in wealth management, continues to represent an opportunity for wealth and asset managers.

Corporate restructuring
The corporate sector is generally better equipped to deal with the negative impact of a slowing economy than in previous downturns, mostly due to a relatively lower level of debt. However, a sharp reduction in demand for goods and services across developed and emerging markets and a continued lack of liquidity in credit markets will inevitably impact the corporate sector. Over the medium term, default rates are expected to rise from the historically low levels prevailing before the crisis, and further major bankruptcies are likely. The internationalization of business – particularly expansion in emerging markets – is likely to slow down as the attractiveness of new markets remains subdued and cash flows previously available for expansion are used to restructure balance sheets. In such a corporate environment, most of the opportunities for the banking sector are likely to arise from simple financing requirements, balance-sheet restructuring and asset disposals.

Emerging markets
Strong growth in emerging markets has been a key feature of the boom years in the global economy prior to the crisis, and banks have benefited greatly from strong growth in these markets. Growth in emerging markets is expected to slow markedly in 2009, reflecting the increased interconnections between economies in the era of globalization. Export surplus countries, including those relying on commodities exports, are most vulnerable to a further deterioration in the global economic environment, but also best placed to benefit from a potential recovery. Over the long term, however, banks which have built up a significant presence in emerging markets and serve a wide range of institutional and private clients are likely to continue benefiting from above-average economic growth in these countries.

Strategy, performance and responsibility

Strategy, performance and responsibility
Risk factors

Risk factors

Certain risks, including those described below, can impact UBS’s ability to carry out its business strategies and directly affect its business activities, financial condition, results of operations and prospects. Because the business of a broad-based international financial services firm such as UBS is inherently exposed to risks that only become apparent with the benefit of hindsight, risks of which UBS is not presently aware could also materially affect its business activities, financial condition, results of operations and prospects. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or the potential magnitude of their financial consequences.

Risks related to the current market crisis

UBS, like many other financial market participants, was severely affected by the financial crisis that unfolded in 2007 and worsened in 2008. The deterioration of financial markets in 2008 was extremely severe by historical standards, and UBS recorded substantial losses on legacy risk positions. UBS has taken a series of measures to reduce its risk exposures, including the sale of up to USD 38.6 billion of illiquid and other positions to a fund owned and controlled by the Swiss National Bank (SNB) as announced in the fourth quarter. However, UBS continues to hold positions identified as risk concentrations (refer to the “Risk concentrations” section of this report for more information on these positions, as well as positions in other asset classes that might be negatively affected by the current market crisis). In addition, UBS is exposed to the general systemic and counterparty risks that are exacerbated by the ongoing market crisis and related instability of financial institutions and of the financial system as a whole.

UBS holds positions which may be adversely affected by the ongoing financial crisis and economic climate
As discussed in the paragraphs below on general risk factors, the development of market conditions and the overall economic environment, as well as factors affecting particular assets, may lead to reductions in the market or carrying value of UBS’s assets. Although UBS’s exposure to the US mortgage market (including residential sub-prime, Alt-A and prime) was reduced dramatically in 2008, UBS remains exposed to that market, albeit on a reduced scale. In addition, certain of its monoline-insured positions are exposed to the US residential mortgage market as described below. The markets for most US mortgage-related securities have so far remained illiquid and it is impossible to determine whether and how long current market conditions will persist, or whether they will further deteriorate.

UBS relies on credit protection from third parties, including monoline insurers, that may not be effective
UBS’s business entails exposure to counterparty credit risk, including to monoline insurers and other providers of credit protection. UBS’s credit exposure to the monoline sector arises from over-the-counter (OTC) derivative contracts – mainly credit default swaps (CDSs) which are carried at fair value – in respect of mortgage related and “monoline-wrapped” securities. The fair value of these CDSs – and thus UBS’s exposure to the counterparties – depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Monoline insurers have been very adversely affected by their exposure to US residential mortgage-linked products, resulting in credit rating downgrades and the need to raise additional capital. UBS has recorded large credit valuation adjustments on its claims against monoline counterparties. If the financial condition of these counterparties or their perceived creditworthiness deteriorates further, UBS could record further credit valuation adjustments on the CDSs bought from monoline insurers.

UBS could also incur losses in connection with restructurings of monoline insurers, including possible losses on third party hedge protection which UBS may incur as a result of changes in the corporate structure of the insurers. UBS also trades securities issued by and derivatives related to monoline insurers, including CDSs, and the value of these securities and derivatives is subject to market volatility.

UBS holds positions in asset classes that have been or might be negatively affected by the current market crisis
In 2007 and 2008, UBS incurred substantial losses (realized and mark-to-market) on its holdings of securities related to the US residential mortgage market. The market dislocation that began in 2007 has been progressively felt in asset classes beyond US residential mortgages. In 2008, UBS recorded markdowns on other assets carried at fair value, including auction rate securities (ARS), leveraged finance commitments, commercial mortgages in the United States and non-US mortgage- and asset-backed securities (ABSs). UBS has recorded and in the future could record negative fair value adjustments on these assets and on other asset classes which may be affected by the crisis in the credit markets. Such securities may also be wrapped by monoline insurers and therefore could give rise to losses if the difficulties in the monoline sector persist or increase (see the previous risk factor on monoline exposures).

Strategy, performance and responsibility
Risk factors

UBS’s inventory of ARS is likely to increase in the future as a result of its commitment to repurchase client-owned ARS, as further described in the “Risk management” section of this report. UBS is also exposed to the risk of losses and write-downs on its leveraged finance commitments. UBS holds positions related to real estate markets in countries other than the United States on which it could also suffer losses. These include exposures to non-US residential and commercial real estate and mortgages and non-US ABS programs. For example, as described in the “Credit risk” section of this report, UBS has a very substantial Swiss mortgage portfolio which is booked in Global Wealth Management & Business Banking. UBS is also exposed to risk when it provides financing against the affected asset classes such as in its prime brokerage, reverse repo and lombard lending activities.

Risk factors related to UBS’s business activity

Performance in the financial services industry depends on the economic climate – negative developments can adversely affect UBS’s business activities
The financial services industry prospers in conditions of economic growth, stable geopolitical conditions, capital markets that are transparent, liquid and buoyant and positive investor sentiment. An economic downturn, inflation or a severe financial crisis (as seen in 2008) can negatively affect UBS’s revenues and it may be unable to immediately adjust all of its costs to the resulting deterioration in market or business conditions.

A market downturn can be precipitated by a number of factors, including geopolitical events, changes in monetary or fiscal policy, trade imbalances, natural disasters, pandemics, civil unrest, war or terrorism. Because financial markets are global and highly interconnected, even local and regional events can have widespread impact well beyond the countries in which they occur. A crisis could develop, regionally or globally, as a result of disruption in emerging markets, which are particularly susceptible to macro-economic and geopolitical developments, or as a result of the failure of a major market participant. As UBS’s presence and business in emerging markets increases, it becomes more exposed to these risks.
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
The developments mentioned above can affect the performance of both the Group and its business units. As such, there is a risk that the carrying value of goodwill of a business unit might suffer impairments.

Due to its sizeable trading inventory, trading activities and the counterparty credit risks in many of its businesses, UBS is dependent upon its risk management and control processes to avoid or limit potential losses
Controlled risk-taking is a major part of the business of a financial services firm. Credit is an integral part of many of UBS’s retail, wealth management and Investment Bank activities. This includes lending, underwriting and derivatives businesses and positions.

Changes in interest rates, equity prices, foreign exchange levels and other market fluctuations can adversely affect UBS’s earnings. Some losses from risk-taking activities are inevitable but, to be successful over time, UBS must balance the risks it takes with the returns it generates. It must therefore diligently identify, assess, manage and control its risks, not only in normal market conditions but also as they might develop under more extreme (“stressed”) conditions, when concentrations of exposure can lead to severe losses.
As seen in 2008, UBS is not always able to prevent losses arising from extreme or sudden market events that are not anticipated by its risk measures and systems and affect sizeable inventory positions and therefore lead to serious losses. Value at Risk (VaR), a statistical measure for market risk, is derived from historical market data, and thus, by definition, could not have predicted the losses seen in the stressed conditions in 2008. Moreover, stress loss and concentration controls, and the dimensions in which UBS aggregates risk to identify potentially highly correlated exposures, proved to be inadequate.
UBS’s tools and processes for market and credit risk control, including country risk, its approach to risk management and control, and the steps UBS has taken to strengthen its risk management and control framework are described in the “Risk management” section of this report.
Notwithstanding such steps, UBS could suffer further losses in the future if, for example:
–	it does not fully identify the risks in its portfolio, in particular risk concentrations and correlated risks;

Strategy, performance and responsibility

–	its assessment of the risks identified, or its response to negative trends, proves to be inadequate or incorrect;
–	markets move in ways that are unexpected – in terms of their speed, direction, severity or correlation – and UBS’s ability to manage risks in the resultant environment is therefore restricted;
–	third-parties to whom UBS has credit exposure or whose securities it holds for its own account are severely affected by events not anticipated by UBS’s models and the bank accordingly suffers defaults and impairments beyond the level implied by its risk assessment; or
–	collateral or other security provided by its counterparties proves inadequate to cover their obligations at the time of their default.
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
If UBS decided to support a fund or another investment sponsored by UBS in its asset or wealth management business it might, depending on the facts and circumstances, incur charges that could increase to material levels. UBS does not currently foresee the likelihood of material losses as a result, but the possibility cannot be definitively ruled out.
Investment positions – such as equity holdings made as a part of strategic initiatives and seed investments made at the inception of funds managed by UBS – may also be affected by market risk factors. These investments are often not liquid and are generally intended or required to be held beyond a normal trading horizon. They are subject to a distinct control framework (described in the “Risk and treasury management” section of this report). Deteriorations in the fair value of these positions would have a negative impact on UBS’s earnings.

The valuation of certain assets relies on models. For some or all of the inputs to these models there is no observable source
Where possible, UBS marks its trading book assets at their quoted market price in an active market. In the current environment, such price information is not available for certain instruments and UBS applies valuation techniques to measure such instruments. Valuation techniques use “market observable inputs” where available, derived from similar assets in similar and active markets, from recent transaction prices for comparable items or from other observable market data. For positions for which some or all of the reference data is not observable or has limited observability, UBS uses valuation models with non-market observable inputs. “Note 27 Fair value of financial instruments” in the financial statements of this report provides detailed information on the determination of fair value from valuation techniques. There is no single market standard for valuation models in this area. Such models have inherent limitations; different assumptions and inputs would generate different results, and these differences could have a significant impact on UBS’s financial results. UBS regularly reviews and updates its valuation models to incorporate all factors that market participants would consider in setting a price, including factoring in current market conditions. Judgment is an important component of this process. Changes in model inputs or in the models themselves could have a material impact on UBS’s financial results.

Credit ratings and liquidity and funding management are critical to UBS’s ongoing performance
Moody’s Investors Service, Fitch Ratings and Standard & Poor’s all lowered their long-term credit rating of UBS, on one or more times in 2008 and 2009. A further reduction in UBS’s credit rating could increase its funding costs, in particular with regard to funding from wholesale unsecured sources, and reduce access to capital markets. Some of these ratings downgrades have resulted, and additional reductions in the credit ratings would result, in UBS having to make additional cash payments or post additional collateral. These events may increase UBS’s need for funding to ensure that it will always have sufficient liquidity to meet liabilities when due, while reducing its ability to obtain such funding. UBS’s credit ratings also have an impact on the performance of UBS’s businesses. Along with UBS’s capital strength and reputation, both of which are described in greater detail in the risk factors below, UBS’s credit ratings contribute to maintaining client and counterparty confidence in UBS.

Liquidity is essential to UBS’s businesses. A substantial part of UBS’s liquidity and funding requirements are met using short-term unsecured funding sources, including wholesale and retail deposits and the regular issuance of money market securities. The volume of these funding sources has generally been stable, but may change in the future due, among other things, to general market disruptions. Any such change could occur quickly and without notice. If such a change were to occur, UBS could be forced to liquidate assets, in particular from its trading portfolio, to meet maturing liabilities or deposit withdrawals. Given the depressed prices of many asset classes in current market conditions, UBS might be forced to sell assets at discounts that could adversely affect its profitability and its business franchises.
In 2008, UBS’s credit spreads increased substantially, in line with the general trend for the financial services industry. If these trends continue, or if UBS maintains substantially elevated levels of liquidity for an extended period of time, the combination of an increase in UBS’s borrowing costs and lower margins could have an adverse impact on the firm’s profitability.
è	Refer to the “Risk and treasury management” section of this report for more information on UBS’s approach to liquidity and funding management

Strategy, performance and responsibility
Risk factors

UBS’s capital strength is important to support its client franchise
UBS’s capital position measured by the BIS capital ratios is and has traditionally been strong, both in absolute terms and relative to its competitors. Capital ratios are determined by (1) risk-weighted assets (RWAs) (balance sheet, off-balance sheet and other market and operational risk positions, measured and risk-weighted according to regulatory criteria) and (2) eligible capital.

Both RWAs and eligible capital are subject to change. Eligible capital, for example, could experience a reduction in case of financial losses, acquired goodwill or as a result of foreign exchange movements. RWAs, on the other hand, will be driven by UBS’s business activities and by changes in the risk profile of these assets. They could furthermore be subject to a change in regulatory requirements or the interpretation thereof. For instance, substantial market volatility, a widening of credit spreads (the major driver of UBS’s VaR), a change in regulatory treatment of certain positions (including, but not limited to, the definitions of assets allocated to the trading or the banking books), stronger foreign currencies, increased counter-party risk or a further deterioration in the economic environment could result in a rise in RWAs or a change in capital requirements and thereby potentially reduce UBS’s capital ratios.

Operational risks may affect UBS’s business
All UBS’s businesses are dependent on the bank’s ability to process a large number of complex transactions across multiple and diverse markets in different currencies, in addition to being subject to the many different legal and regulatory regimes of these countries. UBS’s operational risk management and control systems and processes, which are described in the “Operational risk” section of this report, are designed to ensure that the risks associated with the bank’s activities, including those arising from process error, failed execution, unauthorized trading, fraud, systems failure and failure of security and physical protection, are appropriately controlled. If these internal controls fail or prove ineffective in identifying and remedying such risks, UBS could suffer operational failures that might result in losses.

Legal claims and regulatory risks and restrictions arise in the conduct of UBS’s business
In the ordinary course of its business, UBS is subject to regulatory oversight and liability risk. It is involved in a variety of other claims, disputes and legal proceedings and government investigations in jurisdictions where UBS is active, including the United States and Switzerland. These types of proceedings expose UBS to substantial monetary damages and legal defense costs, injunctive relief, criminal and civil penalties and the potential for regulatory restrictions on UBS’s businesses. The outcome of these matters cannot be predicted and they could adversely affect UBS’s future busi-

ness. Currently, UBS is responding to a number of government inquiries and investigations, and is involved in a number of litigations and disputes, related to the sub-prime crisis, sub-prime securities, and structured transactions involving sub-prime securities. These matters concern, among other things, UBS’s valuations, disclosures, writedowns, underwriting and contractual obligations.

UBS has been in active dialogue with its regulators concerning remedial actions that it is taking to address deficiencies in its risk management and control, funding and certain other processes and systems. UBS will for some period be subject to increased scrutiny by the Swiss Financial Market Supervisory Authority and its other major regulators, and accordingly will be subject to regulatory measures that might affect the implementation of its strategic plans.
UBS recently announced that it had entered into a Deferred Prosecution Agreement with the US Department of Justice and a Consent Order with the US Securities and Exchange Commission in connection with its cross-border private banking services provided to US private clients. The US Internal Revenue Service has issued a civil summons seeking information concerning UBS’s cross-border business, including records located in Switzerland, and recently filed a petition for enforcement of this summons. It is possible that this and other governmental actions will lead to changes which could affect cross-border financial services and the application of Swiss financial privacy law, and this could adversely affect the future profitability of UBS’s cross-border banking businesses. Following disclosure of the US cross-border matter, moreover, it is possible that tax or regulatory authorities in various jurisdictions will focus on the cross-border wealth management services provided by UBS and other financial institutions. It is premature to speculate as to the scope or effect of any such reviews.
è	Refer to “Note 21 provisions and litigation” in the financial statements of this report for more information on legal proceedings in which UBS is involved

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

Strategy, performance and responsibility

is unable to attract or retain the qualified people needed to carry them out.

In particular, the efforts required to address the current market crisis and related challenges might diminish the attention UBS devotes to managing other risks including those arising from its competitive environment. The changes recently introduced with regard to UBS’s balance sheet management, funding framework and risk management and control, as well as the repositioning of the fixed income, currencies and commodities business, are likely to reduce the revenue contribution of certain activities that require substantial funding or focus on proprietary trading.
Following the losses incurred in 2008, UBS very significantly reduced the variable compensation granted to its employees for that year. It is possible that, as a result of this reduction or other factors, key employees will be attracted by competitors and decide to leave UBS, or that UBS may be less successful in attracting qualified employees.

UBS’s reputation is key to its business
UBS’s reputation is critical in maintaining its relationships with clients, investors, regulators and the general public. The reputation of UBS can be damaged, for instance, by misconduct by its employees, by activities of business partners over which UBS has limited or no control, by severe or prolonged financial losses or by uncertainty about its financial soundness and its reliability. This could result in client attrition in different parts of UBS’s business and could negatively impact its financial performance. Maintaining the firm’s reputation and addressing adverse reputational developments are therefore key factors in UBS’s risk management efforts.

UBS’s global presence exposes the bank to other risks, including currency fluctuation
UBS operates in more than 50 countries, earns income and holds assets and liabilities in many different currencies and is subject to many different legal, tax and regulatory regimes.

UBS’s ability to execute its global strategy depends on obtaining and maintaining local regulatory approvals. This includes the approval of acquisitions or other transactions and the ability to obtain and maintain the necessary licenses to operate in a local market. Changes in local tax laws or regulations and their enforcement may affect the ability or the willingness of UBS’s clients to do business with the bank, or the viability of the bank’s strategies and business model.
In its financial accounts, UBS accrues taxes but the final effect of taxes on earnings is only determined after completion of tax audits (which generally takes a number of years) or the expiration of statutes of limitations. In addition, changes in tax laws, judicial interpretation of tax laws or policies and practices of tax authorities could have a material impact on taxes paid by UBS and cause the amount of taxes ultimately paid by UBS to differ from the amount accrued.
Because UBS prepares its accounts in Swiss francs, while a substantial part of its assets, liabilities, assets under management, revenues and expenses are denominated in other currencies, changes in foreign exchange rates, particularly between the Swiss franc and the US dollar (US dollar income represents the major part of UBS’s non-Swiss franc income) have an effect on its reported income and shareholders’ equity. UBS’s approach to management of this currency risk is explained in the “Treasury management” section of this report.

Strategy, performance and responsibility
Financial performance

Financial performance

UBS’s performance is reported in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This section provides a discussion and analysis of UBS’s results for 2008, commenting on the underlying operational performance of the business, with a focus on continuing operations.

UBS financial highlights
	As of or for the year ended				% change from
CHF million, except where indicated	31.12.08	31.12.07	31.12.06		31.12.07

Performance indicators from continuing operations

Diluted earnings per share (CHF)[1]	(7.60)	(2.61)	4.64		(191)

Return on equity attributable to UBS shareholders (%)[2]	(57.9)	(11.7)	23.9		(395)

Cost/income ratio (%)[3]	680.4	111.0	70.5

Net new money (CHF billion)[4]	(226.0)	140.6	151.7

Group results

Operating income	1,201	31,721	47,484		(96)

Operating expenses	28,555	35,463	33,365		(19)

Operating profit before tax (from continuing and discontinued operations)	(27,155)	(3,597)	15,007		(655)

Net profit attributable to UBS shareholders	(20,887)	(5,247)	11,527		(298)

Personnel (full-time equivalents)[5]	77,783	83,560	78,140		(7)

Invested assets (CHF billion)	2,174	3,189	2,989		(32)

UBS balance sheet and capital management

Balance sheet key figures

Total assets	2,015,098	2,274,891	2,348,733		(11)

Equity attributable to UBS shareholders	32,800	36,875	51,037		(11)

Market capitalization[6]	43,519	108,654	154,222		(60)

BIS capital ratios[7]

Tier 1 (%)	11.0	9.1 [8]	12.2	[8]

Total BIS (%)	15.1	12.2 [8]	15.0	[8]

Risk-weighted assets	302,273	374,421 [8]	344,015		(19)

Long-term ratings

Fitch, London	A+	AA	AA+

Moody’s, New York	Aa2	Aaa	Aa2

Standard & Poor’s, New York	A+	AA	AA+

1 Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the financial statements of this report.  2 Net profit attributable to UBS shareholders from continuing operations/average equity attributable to UBS shareholders.  3 Operating expenses/operating income before credit loss expense or recovery.  4 Excludes interest and dividend income.  5 Excludes personnel from private equity (part of the Corporate Center).  6 Refer to the “UBS registered shares” section of this report for further information.  7 Refer to the “Capital management” section of this report for further information.  8 The calculation prior to 2008 is based on the Basel I approach.

Strategy, performance and responsibility

Measurement and analysis of performance

Key factors affecting UBS’s financial position and
results of operations in 2008

–	In 2008, UBS continued to be severely affected by negative revenues in the Investment Bank due to trading losses on risk positions. Refer to the “Risk concentrations” section and “Note 3 Net interest and trading income” in the financial statements of this report for more information on risk positions and associated losses.
–	UBS recorded a significant increase in credit losses from CHF 238 million in the prior year to CHF 2,996 million. This reflects the deteriorating economic environment and impairment charges taken on reclassified financial assets in fourth quarter 2008. Refer to the “Credit risk” section of this report for more information.
–	On 5 March 2008, UBS issued mandatory convertible notes (MCNs) with a face value of CHF 13 billion to two investors. This transaction resulted in an accounting gain of CHF 3,860 million in first quarter 2008 and in an increase in share premium of CHF 7.0 billion. Refer to “Note 26 Capital increases and mandatory convertible notes” in the financial statements of this report for more information.
–	On 23 April 2008, the annual general meeting of shareholders approved a proposal that UBS strengthen its shareholders’ equity by way of an ordinary capital increase. The capital increase was completed in June 2008 by means of a rights offering and resulted in the issue of 760,295,181 new fully paid registered shares with a par value of CHF 0.10 each. Net proceeds from the capital increase were approximately CHF 15.6 billion. Refer to “Note 26 Capital increases and mandatory convertible notes” in the financial statements of this report for more information.
–	On 20 May 2008, UBS completed the sale of a portfolio of US residential mortgage-backed securities (RMBSs) for proceeds of USD 15 billion to the RMBS Opportunities Master Fund, LP, a third-party entity managed by BlackRock, Inc. The portfolio had a notional value of approximately USD 22 billion and comprised primarily Alt-A and sub-prime related assets. The fund was capitalized with approximately USD 3.75 billion in equity raised by BlackRock from third-party investors and an eight-year amortizing USD 11.25 billion senior secured loan provided by UBS (balance at year-end 2008 was USD 9.2 billion).
–	As announced on 16 October 2008, the Swiss National Bank (SNB) and UBS have reached an agreement to transfer, in one or more sales, up to USD 60 billion of illiquid and other positions from UBS’s balance sheet to a sepa-

rate fund entity controlled and owned by the SNB. The size of the transaction has since been reduced to USD 38.6 billion. This transaction allowed UBS to reduce its exposure to certain asset classes and potential associated losses. In parallel, UBS placed CHF 6 billion of MCNs with the Swiss Confederation on 9 December 2008. The overall impact on UBS’s income statement of the SNB transaction and the placement of the MCNs with the Swiss Confederation was a net charge of CHF 4.5 billion. This reflects a net loss arising from the acquisition of the equity purchase option, a loss arising from valuation differences determined to date on securities sold or to be sold to the SNB StabFund, losses on hedges that were subject to trading restrictions as a result of the SNB transaction, and the impact of the contingent issuance of UBS shares in connection with the transaction. The fair valuation impact of the issuance of the MCNs, as described in “Note 26 Capital increases and mandatory convertible notes” in the financial statements of this report, is also included in this total.
–	In 2008, the Investment Bank recorded a gain on own credit from financial liabilities designated at fair value of CHF 2,032 million, resulting from the widening of UBS’s credit spread, which was partly offset by the effects of redemptions and repurchases of such liabilities. The cumulative own credit balance for such debt held at 31 December 2008 amounts to CHF 2,953 million. Refer to “Note 27 Fair value of financial instruments” in the financial statements of this report for more information. Financial liabilities designated at fair value are liabilities for which UBS applied the option granted by IFRS to fair value them through profit or loss, predominately issued structured products. The gain reflects an increase in the difference between the market value of UBS’s debt accounted for under the fair value option (which is presented on the balance sheet line “Financial liabilities designated at fair value”) and the amount it would cost UBS to issue this debt at current market terms. As a general rule, the market value of UBS’s outstanding debt decreases if UBS’s own credit spread widens and increases if UBS’s credit spread tightens. Therefore, if UBS’s credit spread were to tighten again in the future, the market value of UBS’s outstanding fair valued debt would increase accordingly, resulting in the reversal of some or all of the gains on own credit recorded so far, unless UBS redeems own debt before maturity.
–	Following the auction rate securities (ARS) settlement in August 2008, Wealth Management US recorded losses of CHF 1,524 million, of which CHF 1,464 million were in-

Strategy, performance and responsibility
Financial performance

cluded in general and administrative expenses, and CHF 60 million were recognized as trading losses. Under the ARS settlement, Wealth Management US agreed to purchase ARS from clients at their par value. Up to fourth quarter 2008, the ARS settlement liability represented a provision. The liability was reclassified from provisions to negative replacement values in fourth quarter 2008, when ARS settlement rights, which are treated as derivative instruments, were issued to and accepted by clients. Losses incurred post-reclassification represented trading losses.
–	As announced on 18 February 2009, UBS settled the US cross-border case with the US Department of Justice (DOJ) and the US Securities and Exchange Commission (SEC), by entering into a deferred prosecution agreement with the DOJ and a consent order with the SEC. As part of these settlement agreements, UBS agreed to pay an amount of CHF 917 million (USD 780 million) to the United States. Refer to the “Settlement regarding the US cross-border case” sidebar in the “Wealth Management International & Switzerland” section of this report for more information.
–	UBS recognized an income tax benefit of CHF 6,837 million in 2008, which mainly reflects the CHF 6,126 million impact from the recognition of incremental deferred tax assets on available tax losses. The incremental deferred tax assets relate mainly to Swiss tax losses incurred during 2008 (primarily due to the writedown of investments in US subsidiaries) but was reduced by a decrease in the deferred tax assets recognized for US tax losses. Refer to “Note 22 Income taxes” in the financial statements of this report for more information.

Discontinued operations

As discontinued activities are no longer relevant to the management of the company, UBS does not consider them to be indicative of its future potential performance and they are therefore not included in its business planning decisions. This assists in comparing UBS’s performance against that of its peers, and in the estimation of future results. In the last three years, one such item had a significant impact on UBS’s consolidated financial statements: On 23 March 2006, UBS sold its 55.6% stake in Motor-Columbus to a consortium representing Atel’s Swiss minority shareholders, EOS Holding, Atel and French utility Electricité de France (EDF) for a sale price of approximately CHF 1,295 million, leading to an after-tax gain on sale of CHF 387 million.

Seasonal characteristics

The main businesses of UBS do not generally show significant seasonal patterns, although the Investment Bank’s revenues have been affected in some years by the seasonal characteristics of general financial market activity and deal flows in investment banking. Other business divisions are only slightly impacted by seasonal components, such as asset withdrawals that tend to occur in fourth quarter and lower client activity levels related to the end-of-year holiday season.

Performance measures

Key performance indicators (2008)
Until the end of 2008, UBS consistently assessed its performance against indicators designed to measure the delivery (on average and through periods of varying market conditions) of returns to its shareholders. At the Group level, these indicators were: after-tax return on equity; net new money; diluted earnings per share (EPS); and cost / income ratio. Business division key performance indicators (KPIs) were also used for internal performance measurement and planning as well as external reporting.
è	A new key performance indicator framework was introduced in first quarter 2009 and will be used to measure performance in 2009 and forward. Refer to the “Key performance indicators: 2009 and beyond” sidebar in the “Strategy and structure” section of this report for more information

Client/invested assets reporting
UBS reports two distinct metrics for client funds:
–	Client assets are all client assets managed by or deposited with UBS, including custody-only assets and assets held for purely transactional purposes.
–	Invested assets is a more restrictive term and includes all client assets managed by or deposited with UBS for investment purposes.

Of the two, invested assets is the central measure for UBS and includes, for example, discretionary and advisory wealth management portfolios, managed institutional assets, managed fund assets and wealth management securities or brokerage accounts. It excludes all assets held for purely transactional and custody-only purposes as UBS only administers the assets and does not offer advice on how these assets should be invested. Non-bankable assets (for example, art collections) and deposits from third-party banks for funding or trading purposes are excluded from both measures.
Net new money in a reported period is the net amount of invested assets that are entrusted to UBS by new and existing clients less those withdrawn by existing clients and clients who terminate their relationship with UBS. Negative net new money means that there are more outflows than inflows. Interest and dividend income from invested assets is not counted as net new money inflow. Market and currency movements as well as fees, commissions and interest on loans charged are excluded from net new money, as are the effects resulting from any acquisition or divestment of a UBS subsidiary or business. Reclassifications between invest-

Strategy, performance and responsibility

Business division / business unit key performance indicators (2008)
Business	Key performance indicators	Definition

Business divisions and business units (excluding Corporate Center)	Cost/income ratio (%)	Total operating expenses/total operating income before credit loss (expense)/recovery

	Return on attributed equity (%)	Performance before tax/average attributed equity

Wealth and asset management businesses and Business Banking Switzerland	Invested assets (CHF billion)	Client assets managed by or deposited with UBS for investment purposes only (for further details please see “Client/invested assets reporting”)

	Net new money (CHF billion)	Inflow of invested assets from new clients
+ inflows from existing clients
– outflows from existing clients
– outflows due to client defection

Wealth and asset management businesses	Gross margin on invested assets (bps)	Total operating income before credit loss (expense)/recovery/average invested assets

Wealth Management International & Switzerland	Client advisors	Expressed in full-time equivalents

	Revenues per advisor (CHF thousand)	Total operating income before credit loss (expense)/recovery/average number of client advisors

	Net new money per advisor (CHF thousand)	Net new money/average number of client advisors

	Invested assets per advisor (CHF thousand)	Average invested assets/average number of client advisors

Wealth Management US	Recurring income (CHF million)	Interest, asset-based revenues for portfolio management and account-based, distribution and advisory fees (as opposed to transactional revenues)

	Revenues per advisor (CHF thousand)	Total operating income before credit loss (expense)/recovery/average number of financial advisors

	Net new money per advisor (CHF thousand)	Net new money/average number of financial advisors

	Invested assets per advisor (CHF thousand)	Average invested assets/average number of financial advisors

Business Banking Switzerland	Impaired lending portfolio as a % of total lending portfolio, gross	Impaired lending portfolio, gross/total lending portfolio, gross

Investment Bank	Compensation ratio (%)	Personnel expenses/total operating income before credit loss (expense)/recovery

	Impaired lending portfolio as a % of total lending portfolio, gross	Impaired lending portfolio, gross/total lending portfolio, gross

	Average regulatory VaR (10-day, 99% confidence, based on 5 years of historical data)	Value at Risk (VaR) expresses maximum potential loss measured to a 99% confidence level, over a 10-day time horizon and based on 5 years of historical data ed assets and client assets as a result of a change in the service level delivered are treated as net new money inflow or outflow.

When products are managed in one business division and sold in another, they are counted in both the investment management unit and the distribution unit. This results in double counting within UBS’s total invested assets as both units provide an independent service to their respective client, add value and generate revenues. Most double counting arises where mutual funds are managed by the Global Asset Management business division and sold by Global Wealth Management & Business Banking. Both businesses involved count these funds as invested assets. This approach is in line with both finance industry practices and UBS’s open architecture strategy and allows the firm to accurately reflect the performance of each individual business. Overall, CHF 273 billion of invested assets were double counted in 2008 (CHF 392 billion in 2007).

Strategy, performance and responsibility
Financial performance

UBS reporting structure

Changes to reporting structure and
presentation in 2008

Industrial Holdings reported in the Corporate Center
As UBS has continuously reduced its private equity business in Industrial Holdings over the last three years to a very low level, it was decided to report these activities under the Corporate Center from 2008 onwards.

Exiting of the municipal securities business by the
Investment Bank
In June 2008, UBS announced the closure of its Investment Bank’s institutional municipal securities business. This hap-

pened with immediate effect and the retail operations of the municipal securities business, including secondary market activities, were transferred to Wealth Management US. A goodwill impairment charge of CHF 341 million was recorded in second quarter 2008 in relation to the exiting of this business and was attributed to the Investment Bank.

Exiting of certain commodities businesses by the
Investment Bank
In October 2008, UBS announced that the Investment Bank would exit the commodities business, with the exception of precious metals. This resulted in an expense of CHF 133 million in fourth quarter 2008.

UBS reporting structure in 2008

Global Wealth Management &	Global Asset Management	Investment Bank	Corporate Center
Business Banking

Wealth Management International & Switzerland

Wealth Management US

Business Banking Switzerland

Changes to the reporting structure in 2009

Wealth Management & Swiss Bank and Wealth Management Americas
On 10 February 2009, UBS announced with immediate effect the split of Global Wealth Management & Business Banking into two divisions: Wealth Management & Swiss Bank and Wealth Management Americas. UBS will start reporting results based on this new structure with the first quarter 2009 results.

Investment Bank
As announced on 3 October 2008 and reiterated on 10 February 2009, the Investment Bank is being repositioned to focus on its core franchises. The fixed income, currencies and commodities (FICC) business unit of the Investment Bank has exited several businesses including institutional municipal securities, proprietary trading, commodities (excluding precious metals, exchange-traded derivatives and indices) and real estate and securitization activities, as well as exotic structured products. The internal organization of the FICC business unit has changed to reflect this repositioning, but these changes are not expected to have an immediate impact on the Investment Bank’s or UBS’s reporting structure.

Strategy, performance and responsibility

Accounting changes

Share-based payments: revisions to International
Financial Reporting Standard 2

UBS adopted amended IFRS 2 on 1 January 2008. As a result, from 1 January 2008, UBS’s share-based awards that are not generally forfeited upon the employee leaving UBS are expensed in the performance year. In contrast, share-based awards featuring stringent forfeiture rules are amortized over the shorter of the legal vesting period and the period from grant through to the retirement eligibility date of the employee.

UBS has fully restated the two prior years (2006 and 2007), with net profit attributable to UBS shareholders declining by CHF 863 million in 2007 and declining by CHF 730 million in 2006. The net increase in compensation expense was CHF 797 million for 2007 and CHF 516 million for 2006, mainly affecting the Investment Bank. Refer to “Note 1 Summary of significant accounting policies” in the financial statements of this report for more information.

Recognition of a defined benefit asset for the
Swiss pension plan

In third quarter 2008, UBS concluded that it meets the requirements of IAS 19 Employee Benefits for recognizing a defined benefit asset associated with its Swiss pension plan. Prior to this, it had been UBS policy to disclose only this amount in “Note 30 Pension and other post-employment benefit plans” in the financial statements of UBS’s annual reports. UBS concluded that recognition of an asset should also consider unrecognized net actuarial losses and past service cost as permitted by IAS 19 as this results in a better reflection of the corridor approach. At the end of third quarter 2008, the measurement of the defined benefit asset represented the total cumulative unrecognized net actuarial losses plus unrecognized past service cost plus the present value of economic benefits available in the form of refunds of the plan or reductions in future contributions to the plan.

The change in accounting policy resulted in the following effects on the balance sheet for 30 September 2008, the date on which the change in policy occurred, 31 December 2007 and 31 December 2006: an increase of approximately CHF 2.1 billion in other assets, an increase of approximately

CHF 0.5 billion in deferred tax liabilities and an increase of approximately CHF 1.6 billion in retained earnings. Refer to “Note 1 Summary of significant accounting policies” in the financial statements and the “Capital management” section of this report for more information.

IAS 39 Reclassification of financial instruments

The markets for many financial instruments began to dry up in 2007 and many instruments that previously traded in active and liquid markets ceased to trade actively by mid-2008. In an effort to address accounting concerns arising from the global credit crisis, the International Accounting Standards Board published an amendment to International Accounting Standard 39 (IAS 39 Financial Instruments: Recognition and Measurement) on 13 October 2008.

Although the amendment could have been applied retrospectively from 1 July 2008, UBS decided at the end of October 2008 to apply the amendment prospectively with effect from 1 October 2008 following an assessment of the implications on its financial statements.
Subject to certain conditions being met, the amendments to IAS 39 permit financial assets to be reclassified out of the “held for trading” category if the firm has the intent and ability to hold them for the foreseeable future or until maturity. Eligible assets may be reclassified to the “loans and receivables” category, carried at amortized cost less impairment, or the “available-for-sale” category, carried at fair value through equity, with impairment recognized in profit or loss. Assets designated at fair value through profit or loss (“fair value option”) and derivatives may not be reclassified.
Effective 1 October 2008, UBS reclassified eligible assets which it intends to hold for the foreseeable future with a fair value of CHF 17.6 billion on that date from “held for trading” to the “loans and receivables” category. In addition, student loan auction rate securities (ARS) with a fair value of CHF 8.4 billion have been reclassified as of 31 December 2008. In fourth quarter 2008, an impairment charge of CHF 1.3 billion was recognized as credit loss expense on reclassified financial instruments. If reclassification had not occurred, the impairment charge would not have been recognized but a trading loss of CHF 4.8 billion would have been recorded in UBS’s fourth quarter income statement. In

Strategy, performance and responsibility
Financial performance

the fourth quarter, the operating profit before taxes would have been CHF 3.8 billion lower if the reclassification had not occurred. Refer to “Note 29 Measurement categories of financial assets and liabilities” in the financial statements of this report for more information on the reclassification of financial assets in 2008.

Discontinuation of the adjusted expected
credit loss concept

In first quarter 2008, UBS ceased using the adjusted expected credit loss concept in its internal management reporting and began to book, in line with IFRS, actual credit losses (recoveries) instead. Prior year results have been restated. This change had no impact on the Group’s overall net profit.

Accounting changes in 2009

IFRS 8 Operating Segments
The new standard on segment reporting, IFRS 8 Operating Segments, came into force on 1 January 2009 and replaced IAS 14 Segment Reporting. The external segmental reporting is based on internal reporting within UBS to the Group Executive Board (or, the “chief operating decision maker”) which makes decisions on the allocation of resources and assesses the performance of the reportable segments. Based on the new UBS structure which was announced on 10 February 2009 and following IFRS 8 guidance, UBS will show in 2009 four reportable segments. The business divisions Wealth Management & Swiss Bank, Wealth

Management Americas, Global Asset Management and the Investment Bank represent one reportable segment each. The Corporate Center, which does not meet the requirements of an operating segment, will also be shown separately. In addition, the new standard requires UBS to provide descriptive information about the types of products and services from which each reportable segment derives its revenue. As UBS’s reportable segment operations are mainly financial, the total interest income and expense for all reportable segments will be presented on a net basis.

Based on the present arrangement of revenue-sharing agreements, the inter-segment revenue for UBS is unlikely to be material. Going forward, the segment assets and segment liabilities will be disclosed without the intercompany balances and this basis is in line with the internal reporting. An explanation of the basis on which the segment information is prepared, and reconciliations to the amounts presented in the statement of comprehensive income and the statement of financial position are also required by the new standard. UBS will be providing geographical information about total operating income and total non-current assets based on the following new geographical breakdown: Switzerland, UK, Rest of Europe, USA, Asia Pacific and Rest of the World.

Key performance indicators

Until the end of 2008, UBS focused on four key performance indicators: return on equity, diluted earnings per share, cost / income ratio and net new money. These indica-

Return on equity

Diluted earnings per share

tors are designed to monitor the returns UBS delivers to shareholders and are calculated using results from continuing operations.

Cost/income ratio

Net new money

Key performance indicators
	For the year ended
	31.12.08	31.12.07	31.12.06

Return on equity (RoE) (%)[1]	(57.5)	(10.9)	25.7

RoE from continuing operations (%)[1]	(57.9)	(11.7)	23.9

Diluted earnings per share (EPS) (CHF)[2]	(7.55)	(2.43)	4.99

Diluted EPS from continuing operations (CHF)[2]	(7.60)	(2.61)	4.64

Cost/income ratio (%)[3]	680.4	111.0	70.5

Net new money (CHF billion)[4]	(226.0)	140.6	151.7

1 Net profit attributable to UBS shareholders/average equity attributable to UBS shareholders less distributions (where applicable).  2 Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the financial statements of this report for more information on EPS calculation.  3 Operating expenses/operating income before credit loss expense or recovery.  4 Excludes interest and dividend income.

Strategy, performance and responsibility
Financial performance

2008

The key performance indicators show:
–	return on equity from continuing operations for full-year 2008 at negative 57.9%, down from negative 11.7% in 2007. The profits recorded by UBS’s wealth and asset management businesses were more than offset by substantial losses in the Investment Bank.
–	negative diluted earnings per share from continuing operations of CHF 7.60, compared with negative CHF 2.61 in 2007.
–	a cost/income ratio of 680.4%, compared with 111.0% a year ago.
–	net new money at negative CHF 226.0 billion, down from positive CHF 140.6 billion in 2007. Net new money outflows were most pronounced in the Global Wealth Management & Business Banking division, which recorded total net new money outflows of CHF 123.0 billion. Wealth

Management International & Switzerland contributed to the majority of this total with net outflows of CHF 101.0 billion, the most significant outflows occurring in the Latin America, Mediterranean, Middle East & Africa regions. Wealth Management US reported net new money outflows of CHF 10.6 billion, mainly due to net outflows in the second and third quarters. The Swiss retail business recorded net new money outflows of CHF 11.4 billion. Global Asset Management saw total net outflows of CHF 103.0 billion. Of this, outflows in institutional were CHF 55.6 billion and occurred primarily via third-party distribution channels. Institutional net outflows were observed in all categories except money market funds, infrastructure and real estate. Wholesale intermediary had total net outflows of CHF 47.4 billion, reflecting higher outflows mainly in multi-asset, equities and fixed income. Approximately three-fourths of the wholesale intermediary outflows were through UBS distribution channels.

Net new money[1]
	For the year ended
CHF billion	31.12.08	31.12.07	31.12.06

Wealth Management International & Switzerland	(101.0)	125.1	97.6

Wealth Management US	(10.6)	26.6	15.7

Business Banking Switzerland	(11.4)	4.6	1.2

Global Wealth Management & Business Banking	(123.0)	156.3	114.5

Institutional	(55.6)	(16.3)	29.8

Wholesale intermediary	(47.4)	0.6	7.4

Global Asset Management	(103.0)	(15.7)	37.2

UBS	(226.0)	140.6	151.7

1 Excludes interest and dividend income.

Invested assets
	As of			% change from
CHF billion	31.12.08	31.12.07	31.12.06	31.12.07

Wealth Management International & Switzerland	870	1,294	1,138	(33)

Wealth Management US	600	840	824	(29)

Business Banking Switzerland	129	164	161	(21)

Global Wealth Management & Business Banking	1,599	2,298	2,123	(30)

Institutional	335	522	519	(36)

Wholesale intermediary	240	369	347	(35)

Global Asset Management	575	891	866	(35)

UBS	2,174	3,189	2,989	(32)

Strategy, performance and responsibility

2007

Key performance indicators show:
–	return on equity from continuing operations for full-year 2007 at negative 11.7%, down from positive 23.9% in 2006. The strong results posted by UBS’s wealth and asset management businesses were more than offset by substantial losses in the Investment Bank;
–	negative diluted earnings per share from continuing operations of CHF 2.61, compared with positive CHF 4.64 in 2006;
–	a cost/income ratio of 111.0%, compared with 70.5% in the prior year;
–	net new money at CHF 140.6 billion, down from a record in 2006 of CHF 151.7 billion. The decrease was mostly driven by full-year outflows in Global Asset Management, mainly in institutional which had net new money outflows of CHF 16.3 billion. The net new money out-flows in core / value equity mandates and, to a lesser extent, in fixed income mandates were only partly offset by net new money inflows into all other asset classes, particularly alternative and quantitative investments and money market funds. Record net new money inflows were seen in Wealth Management International & Switzerland, particularly in Europe and Asia Pacific. Net new money inflows of CHF 26.6 billion in Wealth Management US reflected the recruitment of experienced advisors and reduced outflows from existing clients. The Swiss retail business recorded net new money inflows of CHF 4.6 billion.

New key performance indicator framework

A new key performance indicator (KPI) framework was introduced in first quarter 2009 and will be used to measure performance in 2009 and forward. Refer to the “Key performance indicators: 2009 and beyond”

sidebar in the “Strategy and structure” section of this report for more information on UBS’s new KPIs.

Strategy, performance and responsibility
Financial performance

UBS results

Income statement
	As of or for the year ended			% change from
CHF million, except where indicated	31.12.08	31.12.07	31.12.06	31.12.07

Continuing operations

Interest income	65,890	109,112	87,401	(40)

Interest expense	(59,687)	(103,775)	(80,880)	(42)

Net interest income	6,203	5,337	6,521	16

Credit loss (expense) / recovery	(2,996)	(238)	156

Net interest income after credit loss expense	3,207	5,099	6,677	(37)

Net fee and commission income	22,929	30,634	25,456	(25)

Net trading income	(25,818)	(8,353)	13,743	(209)

Other income	884	4,341	1,608	(80)

Total operating income	1,201	31,721	47,484	(96)

Cash components	16,356	22,342	21,346	(27)

Share-based components	(94)	3,173	2,685

Total personnel expenses	16,262	25,515	24,031	(36)

General and administrative expenses	10,498	8,429	7,942	25

Depreciation of property and equipment	1,241	1,243	1,244	0

Impairment of goodwill	341	0	0

Amortization of intangible assets	213	276	148	(23)

Total operating expenses	28,555	35,463	33,365	(19)

Operating profit from continuing operations before tax	(27,353)	(3,742)	14,119	(631)

Tax expense	(6,837)	1,369	2,998

Net profit from continuing operations	(20,517)	(5,111)	11,121	(301)

Discontinued operations

Profit from discontinued operations before tax	198	145	888	37

Tax expense	1	(258)	(11)

Net profit from discontinued operations	198	403	899	(51)

Net profit	(20,319)	(4,708)	12,020	(332)

Net profit attributable to minority interests	568	539	493	5

from continuing operations	520	539	390	(4)

from discontinued operations	48	0	103

Net profit attributable to UBS shareholders	(20,887)	(5,247)	11,527	(298)

from continuing operations	(21,037)	(5,650)	10,731	(272)

from discontinued operations	150	403	796	(63)

Earnings per share

Basic earnings per share (CHF)	(7.54)	(2.42)	5.19	(212)

from continuing operations	(7.60)	(2.61)	4.83	(191)

from discontinued operations	0.05	0.19	0.36	(74)

Diluted earnings per share (CHF)	(7.55)	(2.43)	4.99	(211)

from continuing operations	(7.60)	(2.61)	4.64	(191)

from discontinued operations	0.05	0.19	0.34	(74)

Additional information

Personnel (full-time equivalents)[1]	77,783	83,560	78,140	(7)

1 Excludes personnel from private equity (part of the Corporate Center).

Strategy, performance and responsibility

2008

Results

2008 saw the unfolding of a global financial crisis that affected UBS deeply. While UBS’s wealth and asset management businesses contributed positively to UBS results despite extremely difficult conditions, losses on the Investment Bank’s risk positions were very significant and led to an overall negative result.

In 2008, UBS reported a Group net loss attributable to UBS shareholders (“attributable loss”) of CHF 20,887 million – a loss of CHF 21,037 million from continuing operations and a profit of CHF 150 million from discontinued operations. In 2007, UBS recorded an attributable loss of CHF 5,247 million.

Operating income

Total operating income was CHF 1,201 million in 2008, down from CHF 31,721 million in 2007. Net interest income at CHF 6,203 million was up 16% compared with CHF 5,337 million a year earlier. Net trading income was negative CHF 25,818 million, sharply down from negative CHF 8,353 million in 2007.

As well as income from interest margin-based activities (loans and deposits), net interest income includes income earned as a result of trading activities (for example, coupon and dividend income). The dividend income component of interest income is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, their total is analyzed below under the relevant business activities.

Net income from trading businesses

Net income from trading businesses dropped to negative CHF 26,883 million for full-year 2008. This compares with income of negative CHF 10,658 million in the prior year, with the decline mainly due to losses on disclosed risk con-

Trading versus non-trading income

centrations in the fixed income, currencies and commodities (FICC) area of the Investment Bank in 2008.

Within FICC, trading losses were experienced in difficult markets marked by a significant increase in volatility and an extreme scarcity of liquidity which negatively affected many trades and positions. Real estate and securitization, and credit and proprietary strategies all had a significant negative impact on FICC trading revenues. These losses obscured good results in select areas, notably foreign exchange and money markets, which had a strong year with revenues up from 2007. Rates had positive revenues but were down from the prior year.
Trading revenues from the equities business were down from the previous year, mainly as a result of lower revenues in derivatives, especially in Europe and Asia. Equity-linked saw negative revenues in difficult equity and credit markets. The exchange-traded derivatives business was up as it benefited from significant volatility in the market. Prime brokerage services had a solid performance but revenues were down overall from 2007 as clients deleveraged their positions. Proprietary trading contributed a limited loss for the year.
In 2008, the Investment Bank recorded a gain on own credit from financial liabilities designated at fair value of CHF

Net interest and trading income
	For the year ended			% change from
CHF million	31.12.08	31.12.07	31.12.06	31.12.07

Net interest income	6,203	5,337	6,521	16

Net trading income	(25,818)	(8,353)	13,743	(209)

Total net interest and trading income	(19,615)	(3,016)	20,264	(550)

Breakdown by businesses

Net income from trading businesses[1]	(26,883)	(10,658)	13,730	(152)

Net income from interest margin businesses	6,160	6,230	5,718	(1)

Net income from treasury activities and other	1,107	1,412	816	(22)

Total net interest and trading income	(19,615)	(3,016)	20,264	(550)

1 Includes lending activities of the Investment Bank.

Strategy, performance and responsibility
Financial performance

2,032 million, resulting from the widening of UBS’s credit spread, which was partly offset by the effects of redemptions and repurchases of such liabilities. Refer to “Note 27 Fair value of financial instruments” in the financial statements of this report for more information. In 2007, the Investment Bank recorded a gain of CHF 659 million on own credit.

Net income from interest margin businesses

Net income from interest margin businesses decreased 1% to CHF 6,160 million from CHF 6,230 million. This slight decrease was primarily due to lower income from mortgages.

Net income from treasury activities and other

Net income from treasury activities and other was CHF 1,107 million compared with CHF 1,412 million. Gains from the accounting treatment of the MCNs issued on 5 March 2008 and 9 December 2008 were offset by negative income from the transaction with the SNB.

Credit loss expense

A credit loss expense of CHF 2,996 million was recorded in full-year 2008, compared with a credit loss expense of CHF 238 million in full-year 2007. The difference mainly reflects impairment charges taken on reclassified financial assets in fourth quarter 2008 and a further deterioration of the credit environment.
Net credit loss expense at Global Wealth Management & Business Banking amounted to CHF 421 million in 2008 compared with a net credit loss recovery of CHF 28 million in 2007. This result was mainly due to provisions made for lombard loans in 2008, particularly in the fourth quarter. The Investment Bank recorded a net credit loss expense of CHF 2,575 million in 2008, compared with a net credit loss expense of CHF 266 million in 2007. This increase mainly re-flects impairment charges taken on reclassified instruments in fourth quarter 2008, of which the majority was related to leveraged finance commitments.
è	Refer to the “Risk management and control” section of this report for more information on UBS’s risk management approach, method of credit risk measurement and the development of credit risk exposures

Net fee and commission income

Net fee and commission income was CHF 22,929 million, down 25% from CHF 30,634 million. Income declined in all major fee categories, as outlined below:
–	Underwriting fees fell 48% to CHF 1,957 million, driven by a 56% decline in equity underwriting fees and a 31% decline in debt underwriting fees.
–	Mergers and acquisitions and corporate finance fees fell 40% to CHF 1,662 million, in an environment of reduced market activity and lower mandated deal volumes.
–	Net brokerage fees fell 16% to CHF 6,445 million, mainly due to lower client transaction volumes in the wealth management businesses and the Investment Bank’s cash equities and Asian equity derivatives business.
–	Investment fund fees fell 25% to CHF 5,583 million due to lower asset-based fees from the asset management and wealth management businesses.
–	Fiduciary fees increased 1% to CHF 301 million, reflecting an increase in business volume.
–	Custodian fees fell 12% to CHF 1,198 million, mainly due to the lower asset base.
–	Portfolio and other management and advisory fees fell 21% to CHF 6,169 million mainly due to the lower asset base in the wealth management businesses and reduced performance fees in the asset management business.
–	Insurance-related and other fees, at CHF 317 million in 2008, decreased by 25% from a year earlier mainly due to lower commission income from life insurance products at Wealth Management US.

Other income

Other income decreased to CHF 884 million from CHF 4,341 million. The main driver for this change was UBS’s sale of its 20.7% stake in Julius Baer during second quarter 2007, which gave rise to the recognition in second quarter 2007 of a CHF 1,950 million pre-tax gain, attributed to the Corporate Center. 2008 included a gain of CHF 168 million from the sale of a stake in Adams Street Partners in the third quarter and a gain of CHF 360 million on the sale of UBS’s stake in Bank of China in the fourth quarter.

Credit loss (expense) / recovery
	For the year ended			% change from
CHF million	31.12.08	31.12.07	31.12.06	31.12.07

Global Wealth Management & Business Banking	(421)	28	109

Investment Bank	(1,246)	(266)	47	368

Investment Bank – credit losses from reclassified financial instruments	(1,329)

UBS	(2,996)	(238)	156

Strategy, performance and responsibility

Net fee and commission income
	For the year ended			% change from
CHF million	31.12.08	31.12.07	31.12.06	31.12.07

Equity underwriting fees	1,138	2,564	1,834	(56)

Debt underwriting fees	818	1,178	1,279	(31)

Total underwriting fees	1,957	3,742	3,113	(48)

Mergers and acquisitions and corporate finance fees	1,662	2,768	1,852	(40)

Brokerage fees	8,355	10,281	8,053	(19)

Investment fund fees	5,583	7,422	5,858	(25)

Fiduciary fees	301	297	252	1

Custodian fees	1,198	1,367	1,266	(12)

Portfolio and other management and advisory fees	6,169	7,790	6,622	(21)

Insurance-related and other fees	317	423	449	(25)

Total securities trading and investment activity fees	25,540	34,090	27,465	(25)

Credit-related fees and commissions	273	279	269	(2)

Commission income from other services	1,010	1,017	1,064	(1)

Total fee and commission income	26,823	35,386	28,798	(24)

Brokerage fees paid	1,909	2,610	1,904	(27)

Other	1,984	2,142	1,438	(7)

Total fee and commission expense	3,894	4,752	3,342	(18)

Net fee and commission income	22,929	30,634	25,456	(25)

Operating expenses

Total operating expenses were down 19% to CHF 28,555 million from CHF 35,463 million. The decline was mainly due to significantly lower performance-related compensation, partly offset by provisions for auction rate securities and the provision made in connection with the US cross-border case.

Personnel expenses

Personnel expenses decreased 36% to CHF 16,262 million from CHF 25,515 million. This was primarily due to lower accruals on performance-related compensation, mainly in the Investment Bank, as well as lower salary costs due to reduced staff levels. Full-year results for 2007 included accruals for share-based compensation for performance during the year. These are not reflected in full-year 2008 as, starting in 2009, they will be amortized over the vesting period of these awards.
Contractors’ expenses, at CHF 423 million, were down 33% from 2007. This was due to a lower number of contractors employed, mainly at the Investment Bank. Insurance and social security contributions declined 45% to CHF 706 million in 2008, driven by lower performance-related compensation. Contributions to retirement benefit plans increased CHF 4 million to CHF 926 million as changes in contributions to various plans largely offset each other. At CHF 2,000 million in 2008, other personnel expenses increased 2%, mainly due to severance payments relating to the reduction in staff levels.

General and administrative expenses

At CHF 10,498 million, general and administrative expenses increased CHF 2,069 million from CHF 8,429 million. This increase was mainly due to provisions related to auction rate se-

curities of CHF 1,464 million, the provision of CHF 917 million made in connection with the US cross-border case and restructuring charges. These offset cost reductions in all other categories during 2008. In absolute terms, the largest reductions came from lower travel and entertainment expenses, reduced costs from outsourcing of IT and other services and lower marketing and public relations expenses.

Depreciation, amortization and impairment of goodwill

Depreciation of property and equipment declined CHF 2 million to CHF 1,241 million. Amortization of intangible assets declined to CHF 213 million from CHF 276 million.
A goodwill impairment charge of CHF 341 million was recorded in second quarter 2008, relating to the Investment Bank’s exit from the municipal securities business. There was no goodwill impairment charge for full-year 2007.

Income tax

UBS recognized an income tax benefit in the income statement of CHF 6,837 million for 2008, which mainly reflects the CHF 6,126 million impact from the recognition of incremental deferred tax assets on available tax losses.

The incremental deferred tax assets mainly relate to Swiss tax losses incurred during 2008 (primarily due to the writedown of investments in US subsidiaries) but was reduced by a decrease in the deferred tax assets recognized for US tax losses.
The Swiss tax losses can be utilized to offset taxable income in Switzerland arising in the seven years following the year in which the losses are incurred.
UBS recognized a net income tax expense of CHF 1,369 million for full year 2007.

Strategy, performance and responsibility
Financial performance

2007

Results

In 2007, UBS reported a Group net loss attributable to UBS shareholders (“attributable loss”) of CHF 5,247 million – a loss of CHF 5,650 million from continuing operations and a profit of CHF 403 million from discontinued operations. In 2006, UBS recorded a Group net profit attributable to UBS shareholders (“attributable profit”) of CHF 11,527 million.

Operating income

Total operating income was CHF 31,721 million in 2007, down 33% from CHF 47,484 million in 2006. Net interest income at CHF 5,337 million was down 18% compared with CHF 6,521 million a year earlier. Net trading income was negative CHF 8,353 million, sharply down from positive CHF 13,743 million in 2006.

Net income from trading businesses

Net income from trading businesses was down significantly from a positive CHF 13,730 million in 2006 to a negative CHF 10,658 million in 2007. FICC results were very weak. The credit business in FICC delivered negative revenues, especially in proprietary strategies. Structured products results were down, especially in Europe and the US, reflecting the decrease in customer demand for complex derivatives transactions. Markdowns on leveraged finance commitments also had a negative impact. The result for emerging markets was helped by gains from the sale of UBS’s stake in Brazil Mercantile & Futures Exchange after demutualization.
Revenues from the equities business were up, mainly as a result of very strong gains in the derivatives business in China. Equity capital markets and equity prime brokerage revenues were up in Latin America following the acquisition of Banco Pactual at the end of 2006. Exchange-traded derivatives profited from the acquisition of ABN AMRO’s global futures and options business towards the end of 2006. Mark-to-market gains on UBS’s stake in Bovespa, the Brazil-ian stock exchange, helped the equities result. These positive performances were partially offset by losses recorded in proprietary trading as all regions were impacted by the market dislocation.
As a result of the widening of UBS’s credit spread in 2007, the Investment Bank recorded a gain on own credit of CHF 659 million on financial liabilities designated at fair value in net trading income. Refer to “Note 27 Fair value of financial instruments” in the financial statements of this report for more information. No gain or loss was recorded on own credit on financial liabilities designated at fair value in net trading income in 2006.

Net income from interest margin businesses

Net income from interest margin businesses was CHF 6,230 million, up 9% from CHF 5,718 million in 2006, reflecting an increase in spreads for Swiss franc, euro and US dollar deposits and growth in wealth management’s collateralized lending business. Wealth Management US also benefited from increased levels of deposits.

Net income from treasury activities and other

At CHF 1,412 million, net income from treasury activities and other in 2007 was up CHF 596 million, or 73% higher than the CHF 816 million of 2006. The accounting treatment of interest rate swaps, which hedge the economic interest rate risk of accrual-accounted balance sheet items (for example, loans or money market and retail banking products), positively affected income. They are carried on the balance sheet at fair value and, if they qualify for cash flow hedge accounting under IAS 39, changes in fair value are recorded in equity, thereby avoiding volatility in the Group income statement. In 2007, these hedges were not fully effective, leading to a gain that was booked to UBS’s income statement. Higher interest income was also recorded as a result of increased yield on a slightly higher average capital base.
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

Net fee and commission income

In 2007, net fee and commission income was CHF 30,634 million, up 20% or CHF 5,178 million from CHF 25,456 million in 2006. Income increased in nearly all major categories, as outlined below:
–	Underwriting fees, at their highest level ever, were CHF 3,742 million, up 20% from 2006. Equity underwriting fees were up significantly and offset a decrease in fixed income underwriting fees.

Strategy, performance and responsibility

–	At CHF 2,768 million, mergers and acquisitions and corporate finance fees in 2007 were up significantly by 49% compared with 2006, in a brisk merger and acquisition environment.
–	Net brokerage fees were CHF 7,671 million in 2007, up 25% from 2006, mainly driven by higher revenues in Europe, the US and Asia, due to additional services from a new equities trading platform, and a considerable increase in client activity in all client segments. Additionally, the equity derivatives business also posted higher revenues due to increased business volume.
–	Investment fund fees, at their highest level ever, were CHF 7,422 million in 2007, up 27% from 2006, mainly reflecting higher asset-based fees for the wealth management businesses and higher management and performance fees at Global Asset Management.
–	Fiduciary fees increased 18% to CHF 297 million due to an increase in business volume.
–	At CHF 1,367 million, custodian fees in 2007 were up 8% compared with 2006. This increase was due to an enlarged asset base.
–	Portfolio and other management and advisory fees increased by 18% to CHF 7,790 million in 2007. The increase was again the result of rising invested asset levels and to a lesser extent higher management fees.
–	Insurance-related and other fees, at CHF 423 million in 2007, decreased by 6% from a year earlier.

Other income

Other income was up significantly in 2007 by CHF 2,733 million, or 170%, to CHF 4,341 million from CHF 1,608 million in 2006. This mainly related to the sale of a 20.7% stake in Julius Baer in second quarter 2007. The demutualization of UBS’s stake in Bovespa, the Brazilian stock exchange, and in the Brazil Mercantile & Futures Exchange positively affected the other income line as well. In 2006 UBS recorded gains on its New York Stock Exchange membership seats, which were exchanged into shares when it went public in March 2006. In the same year UBS sold its stakes in the London Stock Exchange, Babcock & Brown and EBS group.

Operating expenses

Total operating expenses increased 6% to CHF 35,463 million in 2007 from CHF 33,365 million in 2006.

Personnel expenses

Personnel expenses increased CHF 1,484 million, or 6%, to CHF 25,515 million in 2007 from CHF 24,031 million in 2006. The rise was driven by higher salaries due to the 7% increase in personnel over the year, mainly in the wealth management businesses which added client and financial advisors. Performance-related compensation decreased, reflecting the losses incurred in the Investment Bank. Share-based components were up 18%, or CHF 488 million, to CHF 3,173 million from CHF 2,685 million, mainly reflecting accelerated amortization of deferred compensation awarded for senior managers who have left UBS. Contractors’ expenses, at CHF 630 million, were CHF 192 million below 2006 levels, mainly due to the transfer of contractors into permanent staff. Insurance and social security contributions declined by 8% to CHF 1,290 million in 2007 compared with CHF 1,398 million in 2006, reflecting lower bonus payments. Contributions to retirement benefit plans rose 15% or CHF 120 million to CHF 922 million in 2007 as a result of both higher salaries paid and the increased staff levels. At CHF 1,958 million in 2007, other personnel expenses increased by CHF 390 million from 2006, mainly driven by severance payments relating to the reduction in staff levels.

General and administrative expenses

At CHF 8,429 million in 2007, general and administrative expenses increased 6% from CHF 7,942 million a year ago. Administration costs increased due to elevated business volumes in Latin America related to the acquisition of Banco Pactual in 2006 and higher levels of UBS staff. The increased number of employees pushed occupancy costs, as well as travel and entertainment expenditures, higher. Professional fees were up on higher legal fees and IT and other outsourcing expenses were higher in all UBS businesses. This increase was only partially offset by lower provisions.

Depreciation, amortization and impairment of goodwill

Depreciation was CHF 1,243 million in 2007, almost unchanged from CHF 1,244 million in 2006. Lower depreciation on IT and communication equipment was offset by higher real estate charges. At CHF 276 million, amortization of intangible assets was up 86% from CHF 148 million a year earlier, related to acquisitions made at the end of 2006, mainly Banco Pactual. There was no goodwill impairment charge in 2007 or 2006.

Income tax

UBS recognized a tax expense in the income statement of CHF 1,369 million for 2007, compared with a tax expense for 2006 of CHF 2,998 million.

The tax charge for 2007 reflects tax expenses on profits earned outside the US during the year, partially offset by US and Swiss tax benefits on the writedowns related to the US sub-prime crisis. The US tax benefits recognized arose mainly as a result of the ability to carry back losses against US profits earned in the two prior years.

Strategy, performance and responsibility
Financial performance

Balance sheet

% change from
CHF million	31.12.08	31.12.07	31.12.07

Assets

Cash and balances with central banks	32,744	18,793	74

Due from banks	64,451	60,907	6

Cash collateral on securities borrowed	122,897	207,063	(41)

Reverse repurchase agreements	224,648	376,928	(40)

Trading portfolio assets	271,838	660,182	(59)

Trading portfolio assets pledged as collateral	40,216	114,190	(65)

Positive replacement values	854,100	428,217	99

Financial assets designated at fair value	12,882	11,765	9

Loans	340,308	335,864	1

Financial investments available-for-sale	5,248	4,966	6

Accrued income and prepaid expenses	6,141	11,953	(49)

Investments in associates	892	1,979	(55)

Property and equipment	6,706	7,234	(7)

Goodwill and intangible assets	12,935	14,538	(11)

Other assets	19,094	20,312	(6)

Total assets	2,015,098	2,274,891	(11)

Liabilities

Due to banks	125,628	145,762	(14)

Cash collateral on securities lent	14,063	31,621	(56)

Repurchase agreements	102,561	305,887	(66)

Trading portfolio liabilities	62,431	164,788	(62)

Negative replacement values	851,803	443,539	92

Financial liabilities designated at fair value	101,546	191,853	(47)

Due to customers	474,774	641,892	(26)

Accrued expenses and deferred income	10,196	22,150	(54)

Debt issued	197,254	222,077	(11)

Other liabilities	34,040	61,496	(45)

Total liabilities	1,974,296	2,231,065	(12)

Equity

Share capital	293	207	42

Share premium	25,250	12,433	103

Net income recognized directly in equity, net of tax	(4,471)	(1,161)	(285)

Revaluation reserve from step acquisitions, net of tax	38	38	0

Retained earnings	14,892	35,795	(58)

Equity classified as obligation to purchase own shares	(46)	(74)	38

Treasury shares	(3,156)	(10,363)	70

Equity attributable to UBS shareholders	32,800	36,875	(11)

Equity attributable to minority interests	8,002	6,951	15

Total equity	40,802	43,826	(7)

Total liabilities and equity	2,015,098	2,274,891	(11)

Strategy, performance and responsibility

2008 asset development

31.12.08 vs 31.12.07:

UBS’s total assets stood at CHF 2,015 billion on 31 December 2008, down from CHF 2,275 billion on 31 December 2007. These shifts were driven by deliberate reductions of CHF 462 billion in the trading portfolio and of CHF 236 billion in collateral trading, led by the Investment Bank. These substantial reductions were, however, partly offset by a significant rise in replacement values (increasing to a similar extent on both sides of the balance sheet as discussed under “Replacement values” below) during 2008, as market movements drove up positive replacement values by 99%, or CHF 426 billion, to reach CHF 854 billion at year-end. Excluding positive replacement values, UBS’s total assets dropped CHF 686 billion in 2008.
Currency effects for 2008 included a strengthening of the Swiss franc against the British pound, US dollar and euro. These effects deflated the balance sheet, excluding positive replacement values, by CHF 75 billion, implying an underlying reduction of effectively CHF 611 billion.
Excluding positive replacement values, the Investment Bank significantly reduced its balance sheet assets by CHF 664 billion during 2008, and the positions of Global Wealth Management & Business Banking and Global Asset Management remained relatively stable at CHF 291 billion and CHF 25 billion, respectively.

Lending and borrowing

Lending

Cash and balances with central banks was CHF 33 billion on 31 December 2008, an increase of CHF 14 billion from the prior year-end. Due from banks and loans to customers both increased CHF 4 billion, rising to CHF 64 billion and CHF 340 billion, respectively. The customer loan increase stemmed mainly from the BlackRock collateralized funding transaction (a USD 11.25 billion eight-year amortizing loan; balance on 31 December 2008 USD 9.2 billion) in second quarter 2008 and the reclassification of illiquid trading assets from the trading portfolio in fourth quarter 2008, par-

tially offset by lower volumes from the Investment Bank prime brokerage business and from lombard lending in Global Wealth Management & Business Banking. The Swiss loan portfolio remained stable during 2008 at around CHF 163 billion.

Borrowing

The reduction of the Investment Bank’s assets led to lower unsecured borrowing needs during a continued difficult market environment for term debt issuance and decreasing client deposits. Money market paper issuance was CHF 112 billion in 2008, a considerable reduction of CHF 41 billion from the prior year, as UBS decreased its reliance on these funding sources (in line with the firm’s lower overall funding needs) amid a reduced access to these markets for issuers in general. Financial liabilities designated at fair value stood at CHF 102 billion on 31 December 2008, a drop of CHF 90 billion from 31 December 2007, as a lower demand for structured debt was accompanied by declining market values, in particular of equity-linked notes as major stock indices fell. Long-term debt grew CHF 16 billion to CHF 86 billion as new issues of senior straight bonds, the CHF 6 billion MCN issuance to the Swiss Confederation and around CHF 2 billion of mortgage bonds issued via the Swiss Mortgage Bond Bank combined to outweigh maturing senior straight bonds. Interbank borrowing (due to banks) was CHF 126 billion on 31 December 2008, down CHF 20 billion from 31 December 2007. Customer deposits (due to customers) amounted to CHF 475 billion on 31 December 2008, a decrease of CHF 167 billion for the year, or CHF 134 billion, on a currency-adjusted basis. Global Wealth Management & Business Banking client deposits declined CHF 109 billion with reductions in fixed deposits, fiduciary investments and current accounts. Savings and personal accounts dropped CHF 10 billion over the course of 2008, though the last quarter recorded net inflows of CHF 3 billion. Investment Bank deposits declined CHF 58 billion, mainly driven by lower business funding needs and a decline in the prime brokerage business.

Repurchase/reverse repurchase agreements
and securities borrowing/lending

Secured lending on the asset side of the balance sheet, the sums of cash collateral on securities borrowed and reverse repurchase agreements declined during 2008 to CHF 348 billion on 31 December 2008. The CHF 236 billion decline occurred almost entirely in the Investment Bank, where the matched book was reduced as part of its overall balance sheet reduction (the matched book is a repurchase agreement portfolio comprised of assets and liabilities with equal maturities and equal value so that the market risks substantially cancel each other out). Furthermore, as part of the Investment Bank’s balance sheet reduction measures, its trad-

Strategy, performance and responsibility
Financial performance

ing short positions were reduced CHF 102 billion, which resulted in lower short-coverings via reverse repurchase agreements and securities borrowing transactions.

A significant amount of trading assets are funded via repurchase agreements, so, in addition to the matched book reduction, the yearly decrease in trading assets also contributed to the drop in repurchase agreements. These reductions are reflected on the liability side of the balance sheet, where repurchase agreements and securities lent against cash collateral declined CHF 221 billion, standing at CHF 117 billion on 31 December 2008.

Trading portfolio

Significant reductions were achieved in the trading portfolio, which declined CHF 462 billion during 2008, or CHF 445 billion on a currency-adjusted basis. At the end of 2008, the trading portfolio stood at CHF 312 billion. The majority of the decrease related to the Investment Bank’s overall balance sheet reductions and occurred within the fixed income, currencies and commodities (FICC) business area and the equities business area. In FICC, trading inventories in a number of areas, including real estate, securitization and commodities, were substantially reduced, including USD 16.4 billion of illiquid assets transferred to the Swiss National Bank StabFund and approximately CHF 26 billion (represents fair values at the reclassification dates) of trading assets reclassified in fourth quarter 2008 to banking book as “Loans and receivables”. The reduction in equities inventories was mainly a result of stock market declines. Reductions occurred across all trading products, with debt instruments declining CHF 278 billion, equity instruments falling CHF 130 billion, traded loans falling CHF 35 billion and precious metals falling CHF 19 billion.

Replacement values

The positive and the negative replacement values (RVs) of derivative instruments developed in parallel, showing continued strong rises during 2008, driven by increased market valuations, while notional values declined 2% year-on-year. Positive RVs grew CHF 426 billion to CHF 854 billion in 2008, while the negative RVs of derivative instruments increased CHF 408 billion to CHF 852 billion. In both cases, the increases were largely driven by movements in currencies (for example, the weakening of the US dollar), lower interest rates and widening credit spreads. Increases occurred across almost all derivative products, with interest rate contracts growing by CHF 211 billion, foreign exchange contracts by CHF 123 billion and credit derivative contracts by CHF 92 billion.

Shareholders’ equity

On 31 December 2008, equity attributable to UBS shareholders was CHF 32.8 billion, representing a decrease of CHF 4.1 billion compared with 31 December 2007.

The decline in 2008 reflects mainly the net loss attributable to shareholders of CHF 20.9 billion combined with other losses recognized directly in equity (including foreign currency translation) of CHF 3.3 billion. Refer to the “Statement of recognized income and expense” in the financial statements of this report for more information about the losses recognized directly in equity.
These equity reductions were largely offset by UBS’s capital strengthening measures taken in 2008 (see the table below showing the impact by equity attributable to UBS shareholders accounts).

Equity attributable to UBS shareholders development

			Net income			Equity
			recognized			attributable
		Share	directly	Retained	Treasury	to UBS
CHF billion	Share capital	premium	in equity	earnings	shares	shareholders

Starting balance	0.2	12.4	(1.2)	35.8	(10.4)	36.9

Net loss attributable to UBS shareholders				(20.9)		(20.9)

of which: amount relates to MCNs issued in March 2008[1]				3.7

of which: amount relates to MCNs issued in December 2008[2]				0.7

Rights issue	0.1	15.5				15.6

MCNs issued in March 2008[1]		7.0				7.0

MCNs issued in December 2008[2]		(3.6)				(3.6)

Share-based compensation plans/sale of treasury shares		(6.6)			7.2	0.6

Others		0.5	(3.3)			(2.8)

Ending balance	0.3	25.2	(4.5)	14.9	(3.2)	32.8

1 Of the CHF 13 billion MCN1, CHF 2.3 billion, being the outstanding coupon liability recorded in “Debt issued”.  2 Of the CHF 6 billion MCN2, a balance of CHF 8.8 billion was recorded as financial liabilities on balance sheet.

Strategy, performance and responsibility

Off-balance sheet

Contractual obligations

The table below includes contractual obligations as of 31 December 2008.

All contracts included in the table below, with the exception of purchase obligations (those where UBS is committed to purchasing determined volumes of goods and services), are either recognized as liabilities on UBS’s balance sheet or, in the case of operating leases, disclosed in “Note 25 Operating lease commitments” in the financial statements of this report.
The following liabilities are recognized on the balance sheet and excluded from the table: provisions (as disclosed in “Note 21 Provisions and litigation” in the financial statements of this report), current and deferred tax liabilities (refer to “Note 22 Income taxes” in the financial statements of this report for more information), liabilities to employees for equity participation plans, settlement and clearing accounts and amounts due to banks and customers.
Within purchase obligations, the obligation to employees under the mandatory notice period is excluded (this is the period in which UBS must pay employees leaving the firm contractually-agreed salaries).

Off-balance sheet arrangements

In the normal course of business, UBS enters into arrangements that, under International Financial Reporting Standards, lead to either de-recognition of financial assets and liabilities for which UBS has transferred substantially all risks and rewards, or the non-recognition of financial assets (and liabilities) received for which UBS has not assumed the related risks and rewards. UBS recognizes these types of arrangements on the balance sheet to the extent of its involvement, which, for example, may be in the form of derivatives, guarantees, financing commitments or servicing rights.

     When UBS, through these arrangements, incurs an obligation or becomes entitled to an asset, it recognizes them on the balance sheet, with the resulting loss or gain recorded in the income statement. It should be noted that in many instances the amount recognized on the balance sheet does not represent the full gain or loss potential inherent in such arrangements. Generally, these arrangements either meet the financial needs of customers or offer investment opportunities through entities that are not controlled by UBS.

Off-balance sheet arrangements include purchased and retained interests, derivatives and other involvements in non-consolidated entities and structures. UBS has originated such structures and has acquired interests in structures set up by third parties.
The following paragraphs discuss several distinct areas of off-balance sheet arrangements.

Risk positions

UBS’s main concentrations of risk and other relevant risk positions are disclosed in detail in the audited parts of the “Risk management and control” section of this report. These positions include monoline insurers, auction rate securities and leveraged finance deals. The quantitative summary about each of these risk positions includes exposures of on- and off-balance sheet arrangements.
The importance and the potential impact of such positions to UBS (with respect to liquidity, capital resources or market and credit risk support), including off-balance sheet structures, are also described in the “Risk and treasury management” section of this report.

Liquidity facilities and similar obligations

On 31 December 2008 and 31 December 2007, UBS had no significant exposure through liquidity facilities and guarantees to structured investment vehicles, conduits and other types of special purpose entities (SPEs). Losses resulting from such obligations were not significant in 2008 and 2007.

Contractual obligations
	Payment due by period
CHF million	<1 year	1–3 years	3–5 years	>5 years

Long-term debt	36,024	42,188	31,869	77,100

Capital lease obligations	63	104	40	0

Operating leases	1,034	1,799	1,405	2,573

Purchase obligations	202	166	85	0

Other liabilities	3,718	121	1,406	0

Total	41,041	44,378	34,805	79,673

Strategy, performance and responsibility
Financial performance

Off-balance sheet arrangements, risks,	Disclosure in the annual report
consolidation and fair value measurements
Contractual obligations	Strategy, performance and responsibility, “Off-balance sheet” section
Credit guarantees, performance guarantees, undrawn irrevocable credit facilities, and similar instruments	Strategy, performance and responsibility, “Off-balance sheet” section
Private equity funding commitments and equity underwriting commitments	Strategy, performance and responsibility, “Off-balance sheet” section
Derivative financial instruments	Financial statements, “Note 23 Derivative instruments and hedge accounting”
Credit derivatives	Financial statements, “Note 23 Derivative instruments and hedge accounting”
Leases	Financial statements, “Note 25 Operating lease commitments”
Non-consolidated securitization vehicles and collaterialized debt obligations – non-agency transactions	Strategy, performance and responsibility, “Off-balance sheet” section
Support to non-consolidated investment funds	Strategy, performance and responsibility, “Off-balance sheet” section
Securitizations (banking book only)	Risk and treasury management, “Basel II Pillar 3 disclosures” section
Risk concentrations	Risk and treasury management, “Risk concentrations” section
Credit risk information	Risk and treasury management, “Credit risk” section
Market risk information	Risk and treasury management, “Market risk” section
Liquidity risk information	Risk and treasury management, “Liquidity and funding management” section
Consolidation	Financial statements, “Critical accounting policies” section
Fair value measurements, including sensitivity and level 3 impact on the income statement consolidation	Financial statements, “Note 27 Fair value of financial instruments”

Non-consolidated securitization vehicles and collateralized debt obligations

UBS sponsored the creation of SPEs that facilitate the securitization of acquired residential and commercial mortgage loans, other financial assets and related securities. UBS also securitized customers’ debt obligations in transactions involving SPEs which issued collateralized debt obligations. A typical securitization transaction of this kind involved the transfer of assets into a trust or corporation in return for beneficial interests in the form of securities. Financial assets held by such trusts and corporations are no longer reported in the consolidated financial statements of UBS once their risks and rewards are transferred to a third-party, e.g. in a sales transaction. Refer to “Note 1 Summary of significant accounting policies” in the financial statements of this report for more information about UBS’s accounting policies regarding securitization activities.
Generally, UBS intended to sell the beneficial interests to third parties shortly after securitization but beginning in the second half of 2007 and continuing in 2008, certain retained interests could not be sold due to illiquid markets for certain instruments, mainly those linked to the US mortgage market.
The volume and size of interests held in securitization structures originated by UBS and asset-backed securities purchased from third parties declined significantly in 2008, mainly due to the following factors:
–	Sale and expected sale of positions to a fund owned and controlled by the Swiss National Bank (for a total volume of USD 38.6 billion).
–	Sale of a portfolio of US residential mortgage-backed securities for proceeds of USD 15 billion to the RMBS Opportunities Master Fund, LP, a third-party entity managed by BlackRock, Inc.
–	Several other true sales of asset-backed securities portfolios to third parties without recourse.
–	In addition, UBS announced the repositioning of its fixed income, currencies and commodities (FICC) business around client servicing and facilitation. The repositioning includes a substantial downsizing or exiting of real estate, securitization, and proprietary trading activities.
UBS’s involvements in non-consolidated securitization vehicles and CDOs disclosed here are typically managed on a portfolio basis alongside hedges and other offsetting financial instruments. The table on the next page does not include these offsetting factors and does not represent a measure of risk. Refer to the “Risk management and control” section of this report for information on UBS’s risk positions and risks.
UBS’s involvement in vehicles whose residential and commercial mortgage securities are backed by an agency of the US government – the Government National Mortgage Association (GNMA), the Federal National Mortgage Association (FNMA), or the Federal Home Loan Mortgage Corpora-

Strategy, performance and responsibility

tion (FHLMC) – is not included in the table below, due to the comprehensive involvement of the US government in these organizations and the significantly lower risk profile.
The numbers in the table are different to the numbers disclosed on securitizations in the “Basel II Pillar 3” section, predominately due to different scopes (for example Pillar 3 disclosures are on banking book positions only, and the consolidation status is different for several vehicles), and to some extent due to a different measurement basis.

Consolidation of securitization vehicles and CDOs

UBS continually evaluates whether triggering events require the reconsideration of the consolidation conclusions made at the inception of its involvement with securitization vehicles and CDOs. Triggering events generally include items such as major restructurings, the vesting of potential rights and the acquisition, disposition or expiration of interests. In these instances, SPEs may be consolidated or de-consolidated in light of the changed conditions. Starting in December 2007 and during 2008, due to adverse market conditions, various non-consolidated vehicles in which UBS held a majority stake in super senior securities were declared to have breached default provisions pursuant to the entities’ governing documents. In these instances, various contingent decision-making rights became immediately vested in the super-senior class holders. As a consequence, UBS determined that, in certain instances, the rights arising from such events caused it to be in control of these entities and therefore UBS had to consolidate the affected entities. The consolidation had no material incremental impact on UBS’s income statement and balance sheet.

Risks resulting from non-consolidated securitization vehicles and CDOs

The “Risk management and control” section of this report provides detailed disclosure of UBS’s main risk concentrations, as well as risks associated with UBS’s involvement in consolidated and non-consolidated US mortgage securitization vehicles and CDOs. If future consolidation of additional securitization vehicles is required by accounting standards, UBS does not expect this would have a significant impact on its risk exposure, capital, financial position or results of operations. Positions with significant impact on the income statement are disclosed in “Note 3 Net interest and trading income” in the financial statements of this report.

Non-consolidated securitization vehicles and collateralized debt obligations – non-agency transactions[1]
CHF billion	Total SPE assets			Involvements in non-consolidated SPEs held by UBS
				Purchased and
	Original	Current		retained interests, and
	principal	principal	Delinquency	loans held by UBS [2]	Derivatives held by UBS

As of 31 December 2008	outstanding	outstanding	amounts	Fair value	Fair value	Nominal value

Originated by UBS[3]

CDOs and CLOs

Residential mortgage	23.1	8.8	0.5	1.1	0.6	4.0

Commercial mortgage	0.0	0.0	0.0	0.1	(0.5)	0.7

Other ABS	0.5	0.5	0.0	0.0	0.1	0.1

Securitizations

Residential mortgage	57.3	43.1	2.3	0.0	(0.3)	12.7

Commercial mortgage	21.2	17.3	1.4	0.2	0.0	0.0

Other ABS	3.8	1.1	0.1	0.0	0.0	5.1

Total	105.9	70.8	4.3	1.4	(0.1)	22.6

Not originated by UBS

CDOs and CLOs

Residential mortgage	330.8	169.5	17.1	3.4	1.9	8.7

Commercial mortgage	6.7	1.3	0.0	0.6	0.1	0.9

Other ABS	53.1	18.6	0.7	4.8	1.2	3.4

Securitizations

Residential mortgage	1,259.7	616.5	81.6	3.5	(2.4)	29.1

Commercial mortgage	555.0	476.1	3.7	4.2	0.0	0.0

Other ABS	301.7	142.8	5.5	3.4	0.0	2.2

Total	2,507.0	1,424.8	108.6	19.9	0.8	44.3

1 Includes all purchased and retained interests and derivatives held by UBS which are considered involvements in non-consolidated securitization vehicles and CDOs (under IFRS). This implies for example that UBS would include an insignificant involvement in such a vehicle into the table (under “Involvements in non-consolidated SPEs held by UBS”), whereas the pool assets held by such vehicle would be included under “Total SPE assets”. The size of the pool assets of such vehicle can be very high, but relates to third parties, if UBS’s involvement is insignificant. The “Total SPE assets” include information which UBS could gather after making exhaustive efforts but excludes data which UBS was unable to receive (in sufficient quality), especially for structures originated by third parties.  2 Loans and receivables have been included in this column with a carrying value of CHF 1.0 billion for structures originated by UBS and CHF 9.9 billion for structures not originated by UBS.  3 Structures originated by UBS include transactions within the scope of US GAAP, Financial Accounting Standard 140, paragraph 17.

Strategy, performance and responsibility
Financial performance

Support to non-consolidated investment funds

In the ordinary course of business, UBS issues investment cer-tificates to third parties that are linked to the performance of non-consolidated investment funds. Such investment funds are originated either by UBS or by third parties. For hedging purposes, UBS generally invests in the funds to which its obligations from the certificates are linked. Risks resulting from these contracts are considered minimal, as the full performance of the funds is passed on to third parties. The Investment Bank is involved in similar structures, such as those due to the issuance of notes, index certificates and related hedging activities.
In 2008, as a result of the financial markets crisis which caused declining asset values, market illiquidity and de-leveraging by investors, UBS supported several non-consolidated investment funds that it manages in its wealth and asset management businesses. UBS provided this support primarily to facilitate redemption requests of fund investments by clients. Material support was provided in the form of collateralized financing, direct acquisition of fund units and purchases of assets from the funds. The support provided by UBS to these investment funds was made where there are regulatory or other legal requirements or other exceptional considerations. During 2008, material support has been provided as follows: fund units were acquired in the amount of CHF 0.8 billion; assets purchased from such funds amounted to CHF 0.7 billion; and fully collateralized financing provided to the funds was CHF 2.4 billion at 31 December 2008 and decreased significantly in early 2009. Guarantees granted to third-parties in the context of these non-consolidated funds were immaterial at 31 December 2008. Losses incurred in 2008 as a result of such fund support were immaterial.
Acquired fund units and fund assets are generally accounted for as financial investments available-for-sale, and are included into the respective risk disclosures in the “Risk management and control” section of this report. Financing provided by UBS at 31 December 2008 was included in the credit risk disclosures.
In 2007, UBS Global Asset Management purchased financial assets, predominately US RMBS, from investment funds managed by UBS. The total loss resulting from the purchases, writedowns and sales amounted to approximately USD 0.1 billion in 2007, of which the majority related to transactions with a fund consolidated at 31 December 2007 and 2008 in UBS’s financial statements.
In addition, in the ordinary course of business, UBS’s wealth and asset management businesses provide short-term funding facilities to UBS-managed investment funds. This bridges time lags in fund unit redemptions and subscriptions. These bridge financings did not incur losses and are expected to be paid without significant losses.
Should UBS be required to consolidate previously unconsolidated investment funds in the future, it expects no significant impact on debt covenants, capital ratios, credit rat-
ings and dividends. However, future fund support itself, depending on its size, could impact these measures.
Depending on market developments in 2009 and beyond, it is possible that UBS may decide to provide financial support to one or more of its investment funds. Such decisions will be taken on a case-by-case basis depending upon market and other circumstances pertaining at the time. The risks incurred by providing such support will depend on the type of support provided and the riskiness of the assets held by the fund(s) in question. If UBS were to provide extensive financial support to some of its investment funds, losses incurred as a result of such support could become material.

Guarantees and similar obligations

UBS issues the following in the normal course of business: various forms of guarantees; commitments to extend credit; standby and other letters of credit to support its customers; commitments to enter into repurchase agreements; note issuance facilities; and revolving underwriting facilities. With the exception of related premiums, these guarantees and similar obligations are kept off-balance sheet unless a provision to cover probable losses is required.
On 31 December 2008, the net exposure to credit risk for credit guarantees and similar instruments, based on IFRS numbers, was CHF 18.5 billion compared with CHF 19.3 billion one year earlier. Fee income from issuing guarantees is not material to total revenues.
Guarantees represent irrevocable assurances, subject to the satisfaction of certain conditions, that the Group will make payment in the event that customers fail to fulfill their obligations to third parties. The Group also enters into commitments to extend credit in the form of credit lines that are available to secure the liquidity needs of customers but have not yet been drawn on by them, the majority of which range in maturity from one month to five years. If customers fail to meet their obligations, the maximum amount at risk for the Group is the contractual amount of these instruments. The risk is similar to the risk involved in extending loan facilities and is subject to the same risk management and control framework. For the year ended 31 December 2008, the Group recognized net credit loss recoveries of CHF 18 million; and for the years ended 31 December 2007 and 2006, the Group recognized net credit loss recoveries of CHF 3 million and CHF 10 million respectively, related to obligations incurred for contingencies and commitments. Provisions recognized for guarantees, documentary credits and similar instruments were CHF 31 million at 31 December 2008 and CHF 63 million at 31 December 2007.
The Group partially enters into sub-participations to mitigate the risks from commitments and contingencies. A sub-participation is an agreement by another party to take a share of the loss in the event that the obligation is not fulfilled by the obligor and, where applicable, to fund a part of

Strategy, performance and responsibility

the credit facility. The Group retains the contractual relationship with the obligor, and the sub-participant has only an indirect relationship. The Group will only enter into sub-participation agreements with banks to which UBS ascribes a credit rating equal to or better than that of the obligor.
Furthermore, UBS provides representations, warranties and indemnifications to third parties in connection with numerous transactions, such as asset securitizations.

Clearinghouse and future exchange memberships

UBS is a member of numerous securities and futures exchanges and clearinghouses. In connection with some of those memberships, UBS may be required to pay a share of the financial obligations of another member who defaults, or otherwise be exposed to additional financial obligations as a result. While the membership rules vary, obligations generally would arise only if the exchange or clearinghouse had exhausted its resources. UBS considers the probability of a material loss due to such obligations to be remote.

Swiss deposit insurance

Swiss banking law and the deposit insurance system require Swiss banks and securities dealers to jointly guarantee an amount of up to CHF 6 billion for privileged client deposits in the event that a Swiss bank or securities dealer becomes insolvent. For the period from 20 December 2008 to 30 June 2009, FINMA estimates UBS’s share in the deposit insurance system to be CHF 1.2 billion. The deposit insurance is a guarantee and exposes UBS to additional risk which is not reflected in the “Exposure to credit risk – UBS Group” table in the “Credit risk” section of this report. At 31 December 2008, UBS considers the probability of a material loss from its obligation to be remote.

Private equity funding commitments and equity underwriting commitments

The Group enters into commitments to fund external private equity funds and investments, which typically expire within five to ten years. The commitments generally require the Group to fund external private equity funds and investments at market value at the time the commitments are drawn. The amount committed to fund these investments at 31 December 2008 and 31 December 2007 was CHF 0.5 billion and CHF 0.4 billion respectively. Equity underwriting commitments in the Investment Bank amounted to CHF 0.4 billion at 31 December 2008.

Commitments1

The table below shows the maximum committed amount of commitments.

	31.12.08			31.12.07
		Sub-			Sub-
CHF million	Gross	participations	Net	Gross	participations	Net

Credit guarantees and similar instruments	13,124	(344)	12,780	13,381	(593)	12,788

Performance guarantees and similar instruments	3,596	(446)	3,150	3,969	(464)	3,505

Documentary credits	2,979	(415)	2,564	3,474	(517)	2,957

Total commitments	19,699	(1,205)	18,494	20,824	(1,574)	19,250

Undrawn irrevocable credit facilities	60,316	(1)	60,315	83,980	(2)	83,978

1 Includes only credit and performance guarantees and similar instruments, documentary credits, and undrawn irrevocable credit facilities. On 31 December 2008, the commitment to repurchase auction rate securities was recognized on UBS’s balance sheet as a negative replacement value for CHF 1,028 million (USD 964 million). It is not included into this table. Refer to the “Exposure to auction rate securities” sidebar in the “Risk concentrations” section of this report for more information.

Strategy, performance and responsibility
Financial performance

Cash flows

2008

At 31 December 2008, the level of cash and cash equivalents rose to CHF 179.7 billion, up CHF 30.6 billion from CHF 149.1 billion at the end of 2007.

Operating activities

Operating activities generated a cash inflow of CHF 77.2 billion in 2008 compared with a cash outflow of CHF 52.1 billion in 2007. Operating cash outflows (before changes in operating assets and liabilities and income taxes paid) totaled CHF 71.2 billion in 2008, an increase of CHF 67.5 billion from 2007. Net profit decreased CHF 15.6 billion compared with 2007.
Cash inflow of CHF 402.8 billion was generated by the net decrease in operating assets, while a cash outflow of CHF 253.5 billion was reflected in the operating liabilities. The increase in cash was used to fund the operating liabilities. Payments to tax authorities were CHF 0.9 billion in 2008, down CHF 2.8 billion from a year earlier.

Investing activities

Net cash flow used in investing activities was CHF 1.7 billion compared with an overall cash inflow of CHF 2.8 billion in 2007. The net cash outflow for investments in subsidiaries and associates was CHF 1.5 billion, compared with CHF 2.3 billion in 2007, due to the acquisitions of Caisse Centrale de Réescompte Group (CCR) and VermogensGroep and a net increase in the purchase of property and equipment of CHF 1.1 billion. The net investment of financial investments available for sale was CHF 0.7 billion, whereas in 2007 the divestments generated cash inflows of CHF 6 billion. Disposals of subsidiaries and associates in 2008 generated a cash inflow of CHF 1.7 billion. Refer to “Note 36 Business combinations” and “Note 38 Reorganizations and disposals” in the financial statements of this report for more information about UBS’s investing activities in 2008 and 2007.

Financing activities

In 2008, financing activities generated cash outflows of CHF 5.6 billion. This reflected the net repayment of money market paper of CHF 40.6 billion and the issuance of CHF 103.1 billion in long-term debt – the latter significantly outpacing long-term debt repayments, which totaled CHF 92.9 billion. That outflow was partly offset by inflows attributable to capital issuances of CHF 23.1 billion, including CHF 15.6 billion from rights issues and CHF 7.6 billion from mandatory convertible notes. In 2007, UBS had a net cash inflow of CHF 74.6 billion from financing activities. The difference between the two years was mainly due to the fact that net long-term debt repayments and money market paper repaid, amounting to CHF 111.6 billion in 2008, were only partially compensated by the cash increase due to the capital issuances.

2007

At 31 December 2007, the level of cash and cash equivalents rose to CHF 149.1 billion, up CHF 13.0 billion from CHF 136.1 billion at the end of 2006.

Operating activities

Net cash flow used in operating activities was CHF 52.1 billion in 2007 compared with a cash outflow of CHF 5.4 billion in 2006. Operating cash outflows (before changes in operating assets and liabilities and income taxes paid) totaled CHF 3.7 billion in 2007, a decrease of CHF 18.2 billion from 2006. Net profit decreased CHF 16.7 billion compared with 2006.
Cash inflow of CHF 218.9 billion was generated by the net decrease in operating assets, while a cash outflow of CHF 263.6 billion was reflected in the operating liabilities. The increase in cash was used to fund the operating liabilities. Payments to tax authorities were CHF 3.7 billion in 2007, up CHF 1.1 billion from a year earlier.

Investing activities

Investing activities generated a cash inflow of CHF 2.8 billion. The net cash outflow for investments in subsidiaries and associates was CHF 2.3 billion due to the acquisitions of the branch network of McDonalds Investments and 51% of Daehan Investment Trust Management Company Ltd. and a net increase in the purchase of property and equipment of CHF 1.8 billion. The net divestment of financial investments available for sale was CHF 6.0 billion, mainly due to UBS’s sale of its 20.7% stake in Julius Baer for CHF 3.9 billion. Disposals of subsidiaries and associates in 2007 generated a cash inflow of CHF 0.9 billion. In 2006, the net cash inflow from investing activities was CHF 4.4 billion. Cash inflows of CHF 6.4 billion were offset by acquired new businesses worth CHF 3.5 billion. Purchases of property and equipment totaled CHF 1.8 billion and the net divestment of financial investments available for sale was CHF 1.7 billion. Disposals of subsidiaries and associates in 2006 generated a cash inflow of CHF 1.2 billion.

Strategy, performance and responsibility

Financing activities

In 2007, financing activities generated cash flows of CHF 74.6 billion, which was used to finance the expansion of business activities. This reflected the net issuance of money market paper of CHF 32.7 billion and the issuance of CHF 110.9 billion in long-term debt – the latter significantly outpacing long-term debt repayments, which totaled CHF 62.4 billion. That inflow was partly offset by outflows attributable to net movements in treasury shares and own equity derivative activity (CHF 2.8 billion), and dividend payments (CHF 4.3 billion). In 2006, UBS had a net cash inflow of CHF 48.1 billion from financing activities. The difference between the two years was mainly due to the fact that net long-term debt issuance and money market paper increased CHF 26.3 billion in 2007.

Strategy, performance and responsibility
UBS employees

UBS employees

UBS relies on the expertise and commitment of its employees to meet clients’ needs. For employees, UBS’s wide range of businesses, global career opportunities and an open and collaborative culture offer a platform for individual success.

Investing in UBS employees

UBS relies on the expertise, talent and commitment of its employees to meet clients’ needs and deliver results for the firm. Engaging, developing and retaining a high-value workforce is therefore a priority, and in 2008 UBS continued to judiciously invest in its personnel. This investment will help ensure that the firm has the range of skills and experience necessary to meet client needs now and to grow the firm when market conditions improve. UBS invests in its employees whether they are new hires, seasoned staff, key talent or senior managers. The graph below highlights the most important factors driving the value created by UBS personnel.

UBS workforce

Staff levels decreased in most UBS businesses over the course of the year, with the number of people employed on 31 December 2008 at 77,783, down 5,777 or 7% from year-end 2007. In 2008, UBS personnel worked in 60 countries, with about 38% of staff employed in the Americas, 34% in Switzerland, 15% in Europe, the Middle East & Africa and 13% in Asia Pacific.
Internal job mobility encourages business innovation and individual career development. Mobility across regions increased slightly in 2008, with 1,285 employees moving to roles in a different region, versus 1,062 in 2007. The highest

Gender distribution by geographical region1

number of employees transferred from Switzerland, with 143 going to Asia Pacific, 92 going to the Americas, 63 to the UK and 57 to locations in Europe, the Middle East & Africa. Cross-division mobility was lower in 2008 than in 2007, with 784 employees changing divisions during the course of

Investing in employees

Strategy, performance and responsibility

Personnel
Regional distribution

Business unit distribution

the year, versus 903 in 2007. At 238 employees, transfers from the Investment Bank to Global Wealth Management & Business Banking were most common.

Recruiting staff

In 2008, UBS continued to recruit staff in the key markets in which it operates, although the firm sought throughout the year to reduce personnel costs, increase personnel efficiency and improve the ratio of front-office to back-office staff. As UBS believes the long-term trends for wealth and asset management remain positive, particular emphasis was placed on hiring client advisors in 2008. Among other things, a new “Fast Forward” initiative was introduced to improve the hiring, retention and productivity of client advisors and front-office managers. More effective recruitment, integration, and skill and competency development processes are supported by line manager coaching.

To further improve the quality of all candidates, better match open jobs with the right candidate and more successfully integrate new hires, UBS standardized its approach to sourcing, selecting and “on-boarding” new hires globally in 2008. Additionally, Global Wealth Management & Business Banking launched an internal marketplace aimed at filling vacancies with internal candidates.
In regard to graduate recruitment, UBS developed a firm-wide campus recruiting strategy in 2008, creating a cross-division governance body and aligning marketing with the needs of “Generation Y” (20- to 30-year-olds) to enhance the UBS brand within this recruitment segment. A more interactive website and focused print materials support a globally consistent candidate experience. UBS also focused on enhancing relationships with target schools in 2008 through a new university relations strategy, while global sourcing efforts targeted bilingual graduates overseas for UBS’s businesses in the Asia Pacific region. For the fourth straight year, global consultant Universum ranked UBS the number one employer for business students in Switzerland.
In 2008, UBS hired more than 1,100 university graduates for its undergraduate and MBA training programs. The UBS apprenticeship program in Switzerland hired 304 apprentices in 2008, up 9% from 2007. In Global Wealth Management & Business Banking interns and graduate trainees represent approximately 1% of the workforce. In response to external market conditions, the Investment Bank instituted a graduate deferral program for 2008, in which 43 graduates postponed their start dates at UBS for up to one year to engage in community service or pursue educational opportunities.

Gender distribution by employee category1

On 31.12.08	Officers		Non-officers		Total
	Number	%	Number	%

Male	30,788	75.0	18,337	48.1	49,125	62.1

Female	10,283	25.0	19,758	51.9	30,041	37.9

Total	41,071	100.0	38,095	100.0	79,166	100.0

1 Calculated on the basis that a person (working full-time or part-time) is considered one headcount in this table only. This accounts for the total UBS year-end 2008 employee number of 79,166 in this table. Normally, UBS expresses employee numbers in terms of full-time equivalents (FTEs), which is measured as a percentage of the standard hours normally worked by permanent full-time staff. When calculated according to FTEs, the year-end 2008 total is 77,783.

Strategy, performance and responsibility
UBS employees

Developing and sustaining a diverse workforce

A workforce of people from different backgrounds, cultures and experiences is indispensable in today’s global business environment, in part because it can help enhance understanding of regional markets and sensitivity to cultural norms and labor market issues. In 2008, the UBS workforce included citizens of 153 countries. The scope of UBS’s diversity initiatives is global, with 10 regional diversity boards translating this global commitment into regional action, working with local business and HR leaders. In addition, more than 20 employee networks globally help to build cross-business relationships and strengthen UBS’s inclusive culture.
Over the past six years, UBS has promoted diversity in three stages: raising basic awareness; integrating diversity into management processes such as recruiting and performance management; and ensuring that diversity ultimately becomes a selfsustaining part of the workplace culture. In 2008, efforts continued to focus on making diversity self-sustaining by linking diversity to revenue generation. Among other initiatives, UBS invited women clients and prospects in China, Italy, Switzerland, the UK and the US to targeted events designed to help UBS build market share among this important client segment.
UBS also continued its program to help professionals return to work after a career break. In 2008, four such programs were held in London, Philadelphia / New York, Singapore and Sydney. These programs have helped more than 300 professionals, primarily women, prepare to return to work over the past two years. In addition, UBS was recognized by Working Mother magazine as being among the 100 best companies for working mothers in the US for the sixth consecutive year.

Performance management

UBS believes that the foundation of good performance management is an ongoing employee-manager dialogue, with demonstrable performance as the basis for meritocracy. All employees therefore participate in a year-round performance management process that assesses individual achievements against specific objectives. This process supports staff development, links behavior to corporate values and helps ensure that employees have the skills required to meet their clients’ needs and implement their division’s strategic goals. The performance management process the senior executives is broadly the same as for other employees. Achieving specific financial targets plays a significant role, with business leadership, client leadership, people leadership and personal leadership also explicitly reviewed.

Compensation and incentives

On 12 August 2008, UBS announced the separation of its business groups into business divisions, with incentives for management and staff in each business division aligned directly with its financial results. This is being achieved through a centrally managed change program that includes the development of revised incentive systems to reward divisional management and staff for shareholder value creation in their own division. As part of this, beginning in 2009, UBS will adopt a new compensation model for the BoD and the GEB that has a long-term focus and is more closely aligned with the creation of value for the firm. (Refer to the “Compensation principles 2009 and beyond for UBS senior executives” section of this report for more information.)
UBS’s compensation programs are results-oriented and market-focused. Total compensation is linked to UBS’s business objectives, and pay and incentive programs are designed to pay for performance. UBS’s total compensation and benefits philosophy has five guiding principles which require UBS to:
–	use carefully selected performance measures, rigorous performance management and a strict pay-for-performance relationship to support UBS’s business strategy;
–	support reward opportunities by consistently communicating UBS’s business strategy and promoting a meritocratic culture;
–	provide competitive total compensation opportunities to enable UBS to attract and retain talent;
–	balance compensation components to meet short-term needs while focusing on mid- to long-term objectives; and
–	encourage employee share ownership to strengthen the alignment between employee and shareholder interests.

Employee share ownership

UBS is committed to the principle of employee share ownership, believing accountability for decisions and actions is encouraged through equity-based awards that vest and / or become unrestricted over time. Positions with a large scope of responsibility and a significant potential impact on the firm have higher equity exposure. UBS also has stringent share ownership requirements for senior executives.
A voluntary equity-based program enables employees to purchase UBS shares at fair market value and generally receive two free UBS options for each share purchased. Staff with annual incentive awards above a certain threshold are awarded a component in UBS shares or notional shares instead of cash. Select high-performing employees are granted stock options with a strike price not less than the fair market value of the shares on the date the option is granted.

Strategy, performance and responsibility

On 31 December 2008, current UBS employees held an estimated 6% of UBS shares outstanding (including approximately 3% in unvested / blocked shares), based on all known share holdings from employee participation plans, personal holdings and individual retirement plans. At the end of 2008, an estimated 56% of all employees held UBS shares while 51% of all employees held UBS stock options.

Leadership development

UBS takes a structured approach to both talent management and leadership development, understanding that both capabilities are important factors in ensuring high-quality client service and long-term business success.

In 2008, a Group-wide talent management architecture was established to align the firm’s identification and selection processes for “key talent”. All levels of employees with the potential to take on substantially more senior roles in the organization than they currently have may be considered key talent. In 2008, about 4% of employees were placed in a key talent pool where they can benefit from focused investment in their career and professional development.
UBS’s leadership development activities are separated into Group-wide and divisional initiatives. A new framework created in 2008 centralizes development initiatives for managing directors and above within a Group-level learning organization. An organizational development and culture change initiative for the GEB, GMB and managing director populations, called “Leading our Future”, is being developed to engage and align the firm’s leadership with its vision, core values, strategy and leadership principles. A new leadership and management development core curriculum will be designed to strengthen the capabilities of senior leaders in their current roles, while a key talent core curriculum will build leadership capabilities among potential future senior leaders. Initiatives for all other employees are managed within the divisions but coordinated with the Group-wide initiatives to ensure consistency and promote the sharing of best practices.

Commitment

While meeting the needs of clients is UBS’s ultimate purpose, it is the firm’s corporate values that lay the foundation for its long-term sustainable growth. These values are integrated into decision making processes, management techniques and the ways in which employees interact with each other in the daily course of business. UBS’s values are clustered into four categories:
–	Focus on the client: The ultimate purpose of all UBS activities is to increase client satisfaction;
–	Lead yourself: Each individual takes responsibility for his or her own motivation, development and success;
–	Lead others: Everyone can lead others by being a role model, appreciating others’ successes and supporting one another’s endeavors. Leading others is about creating a collaborative environment and developing people on the basis of meritocracy and diversity;
–	Act with integrity: UBS upholds the law, respects regulations and behaves in a principled way. UBS is self-aware and has the courage to face the truth. UBS maintains the highest ethical standards.

Measuring employee perceptions

Employee engagement supports workforce retention and performance. An annual employee survey assesses UBS’s corporate culture and levels of employee engagement. A

The client leadership experience

Launched in February 2008, this Group-wide initiative brings together senior client-facing employees from different divisions for a one-and-a-half-day workshop designed to improve UBS’s ability to meet the diverse needs of its clients and to increase UBS’s share of business with them. Participants learn about relevant products and services in the other divisions, build cross-division partnerships and learn how to work more effectively across boundaries. Seventeen regional workshops, each focusing on a specific client segment such as family offices, hedge funds and financial institutions, or on a specific region such as Western Europe, brought nearly 500 senior client-facing participants together. Almost 400 cross-divisional client service opportunities were shared, ultimately bringing in more than USD 300 million in net new money to UBS.

Strategy, performance and responsibility
UBS employees

core set of questions across all divisions provides a comprehensive view of employee opinions.

48,205 employees, or 60% of UBS’s employee population, participated in the survey conducted in June / July 2008. Most measures declined compared with earlier years. For example, 67% of respondents were very satisfied with UBS as a place to work (compared with 80% in 2007) and 77% reported high motivation to contribute beyond what is expected of them (versus 83% in 2007). These overall satisfaction ratings covering the period between June 2007 and June 2008 show the continued dedication of UBS employees despite the challenges. However, the survey results also clearly revealed a perceived lack of communication from senior management.
UBS and its business divisions take these results seriously. The GEB committed to increasing employee communication through employee events, intranet and e-mail. Additionally, dialogue with managing directors across UBS increased to ensure they had accurate, updated information about UBS to share with their teams.

Employee assistance

UBS is committed to being a conscientious employer. Examples of this commitment can be found in the firm’s Employee Assistance Programs (EAPs) and the COACH and SOVIA programs in Switzerland.
EAPs are available in a number of locations globally. In the US, the program provides information, referrals and ongoing support for child care, academic services and issues surrounding elder care, work performance and personal conflicts. In the UK, the program is part of a health and wellbeing program including onsite medical specialists, emergency childcare, counseling and referral services. In Switzerland, UBS offers professional assistance for current and retired employees, as well as family members, through its HR Social Counseling and HR Retiree Service.

The COACH transfer and severance process was launched in Switzerland in 2003 to help employees displaced by a restructuring. COACH advisors provide support and assistance in finding new jobs, working closely with UBS’s internal recruitment center and outside employment services. During the COACH process employees retain full salary and benefits, and financial assistance is available for job-related training, if needed.
Staff below the level of director are eligible for the new Social Partnership Agreement for employees in Switzerland (SOVIA) that became effective on 1 August 2008. SOVIA lays out the terms and conditions for implementing redundancies among employees whose jobs are subject to the Agreement on Conditions of Employment for Bank Staff. SOVIA now governs the requirements and procedures for internal hiring, job transfers, and, when needed, severance. The aim is to implement necessary job cuts and operational changes in a responsible manner, making full use of the UBS internal labor market, and to offer targeted, relevant support and career advice to these employees.

Strategy, performance and responsibility

Employee representation

The UBS Employee Forum facilitates the exchange of information between employees and management on pan-European issues that have the potential to impact the performance and prospects of UBS and, in particular, its operations in Europe. This forum fulfills EU Directive 94 / 45 on the establishment of a European Works Council. Local forums also exist in a number of locations across Europe to address local issues such as health and safety, changes to workplace conditions, pension arrangements and collective redundancies. The UK Employee Forum, for example, is made up of internal elected representatives for each business area and division that has employees in the UK.
In Switzerland, Employee Representation Committee (ERC) representatives partner with UBS management in the annual salary negotiations and are involved in employee matters, including health and safety issues, social security and pension issues. ERC employee representatives are elected to represent the interests of employees whose work contracts are governed by Swiss law and the Agreement on Conditions of Employment for Bank Staff. The ERC also fosters an open dialogue between management and employees. During late 2008 and early 2009, for example, the ERC and management jointly hosted a program called “Trust is Key”. In total, around 1,100 employees gathered in seven UBS locations across Switzerland for open forum events in which employees developed and proposed measures to rebuild trust and confidence in UBS. These measures can be implemented in employees’ working environments or by management.

Select 2008 awards

“100 Best Companies for Working Mothers in the US”
(Working Mother magazine 2003–2008)

“No. 1 employer of choice for business graduates in Switzerland”
(Universum Switzerland 2008)

“Top 100 Employers for Lesbian, Gay and Bisexual People in Britain”
(Stonewall Workplace Equality Index 2008)

“Best Graduate Recruitment and Development Program”
(UBS EXPLORE Graduate Program)
(Graduate Solutions 2008)

“UBS’s learning programs: awards in three categories”
(Corporate University Xchange 2008)

Strategy, performance and responsibility
Corporate responsibility

Corporate responsibility

Corporate responsibility contributes to UBS’s goal of sustainable value creation.

As a leading global financial services firm, UBS is confronted with the concerns and expectations of a wide and diverse range of stakeholders. Along with clients, investors and employees, for example, various government regulators and suppliers can also be said to have a stake in the company to varying degrees. In a broader sense, the communities in which UBS has a presence are stakeholders too.

UBS takes the term “corporate responsibility” to mean the process of understanding, assessing, weighing and addressing the concerns and expectations of these groups. This process supports UBS in its efforts to safeguard and advance the firm’s reputation for responsible corporate conduct. In very direct ways, responsible corporate conduct helps create sustainable value for the company.
The crisis faced by the financial services industry made it difficult for the firm to do as much as it would have liked to fulfill its stakeholder expectations. Still, as can be seen from the examples given below – from anti-money laundering to community development and human rights to protecting the environment – UBS continued with a wide range of important and effective corporate responsibility-related activities during 2008. Even in difficult times, UBS remains convinced that corporate responsibility makes good business sense.

Adherence to the United Nations Global Compact initiative

In 2000, UBS became one of the first companies to sign the United Nations (UN) Global Compact. This global corporate responsibility initiative unites governments, business, labor organizations and civil society, fostering adherence to 10 principles covering the areas of human rights, labor standards, the environment and anti-corruption. UBS considers the initiative, which had over 5,200 corporate participants at the end of 2008, to be an important yardstick providing guidance for its key corporate responsibility initiatives and activities. In addition, by participating in the Swiss UN Global Compact network, UBS contributes actively to important corporate responsibility discussions across industrial sectors among Swiss-based companies.

Labor standards and human rights

UBS has well established human resources policies and practices that address issues such as employment, diversity, equal opportunity and discrimination. Such policies also tackle human rights issues, as do policies relating to health and safety practices. UBS’s human resources policies and practices are regularly reviewed to ensure that labor standards are respected.
In line with the firm’s endorsement of the UN Global Compact and its underlying principles, UBS adopted a statement supporting basic human rights in 2006. The “UBS Statement on Human Rights” outlines important human rights issues and sets out the firm’s position on the topic. In 2008, UBS reaffirmed its commitment to human rights by supporting the UN Global Compact’s Chief Executive Officer statement, which marked the 60th anniversary of the UN’s Universal Declaration of Human Rights. In 2008, UBS continued with the implementation of its human rights statement with the introduction of a responsible supply chain guide-

Operational corporate responsibility at UBS

Strategy, performance and responsibility

line. It also continued the development of industry sector guidelines to support the consistent identification and assessment of environmental and social risks in the firm’s banking activities.
è	Refer to the “UBS employees” section of this report for more information on labor standards and diversity programs
è	Refer to the discussion on supply chain management and environmental risk management below for more information on the responsible supply chain guidelines and on industry sector guidelines

Environment

In 1992, UBS was one of the first signatories of the UN Environment Program’s Bank Declaration (UNEP). This act committed the firm to integrating appropriate environmental measures within its activities. It has resulted in a well developed global environmental management system, certified to the ISO 14001 standard, which covers both banking activities and in-house operations. UBS acknowledges that climate change represents one of the most significant environmental challenges of current times. By offering relevant products and services across businesses, UBS seeks to help clients address risks and take advantage of opportunities presented by climate change and the expected transition to a lower carbon economy. With this in mind, UBS continued in 2008 to expand its offering of climate change-related products and services and to publish dedicated research reports. In addition, UBS seeks to lead by example by acting to reduce its own environmental impact. To this end, in 2006 the Group Executive Board (GEB) set a target to reduce the firm’s carbon emissions through 2012 by 40% from 2004 levels. UBS continued in 2008 to make good progress towards achieving this target.
è	Refer to www.ubs.com/environment for more information on UBS’s environmental policies

Fighting corruption

UBS has long been committed to assisting the fight against money laundering, corruption and terrorist financing.
The firm employs a vigorous risk-based approach to its internal anti-money laundering (AML) process. (A “risk-based approach” means that the processes are continually tested to prove their effectiveness against the risks they are intended to address.) In early 2008 it also issued a revised Group Policy Against Corruption, setting out its zero-tolerance stance towards corruption and strictly prohibiting all forms of bribery by UBS and its employees, including so-called facilitation payments. At the same time, it issued more detailed guidance papers to address the following topics: guidance for employees who have connections to public officials; the hiring of political advisers; guidance on engaging intermediaries; and anti-corruption guidance in connection with corrupt activity by clients. Implementation of the policy against corruption by the business divisions is well under way, and training materials developed by the Group Money Laundering Prevention Unit (GMLPU) have formed the basis for business division training modules that raise awareness of new and revised topics. In some instances web-based training programs have also been developed.

Although internal policies are an important support for UBS’s high ethical standards, in practice the major risk for the firm in relation to bribery is not so much employee behavior as the potential misuse of UBS systems by clients to perpetrate bribery. Many firms, including UBS, continue to face the legal, regulatory and reputational risk of being used to collect, store or transfer corrupt funds. UBS’s efforts to reduce the risk of misuse of its systems to perpetrate bribery will continue in 2009 and beyond.
è	Refer to the discussion on preventing money laundering below for more information on UBS’s AML activities

External recognition

The firm’s corporate responsibility work has been widely recognized, and UBS has been included in many indexes that track such efforts. It has, for example, been a component of the Dow Jones Sustainability Indexes since their inception in 1999. These indexes track the financial performance of the leading sustainability-driven companies worldwide. UBS is also included in the FTSE4Good Index, which measures the performance of global companies in the areas of environmental sustainability, stakeholder relations and support for human rights.

Corporate responsibility governance

The corporate responsibility committee was established in 2001 and, as a Board of Directors (BoD) committee, it supports the BoD’s efforts to safeguard and advance UBS’s reputation for responsible conduct. As part of the governance changes introduced by UBS in 2008, the committee’s charter was revised and updated. Under the revised charter, the committee is mandated to review and assess how UBS should meet the evolving corporate responsibility expectations of its stakeholders. It also has responsibility for monitoring the firm’s corporate responsibility policies and regulations, as well as the implementation of its corporate responsibility activities and commitments. Headed by the Chairman of the BoD, the committee includes three other BoD members. A new advisory panel to the committee has also been established consisting of members of the GEB and other senior managers. The panel participates in committee meetings and implements its recommendations. Meetings are held at least twice a year, with the agenda and documentation prepared by the committee chair and the corporate responsibility management function of UBS’s chief communication officer area.

Strategy, performance and responsibility
Corporate responsibility

     The GEB is responsible for UBS’s environmental policy and nominates a Group environmental representative, a function currently held by the firm’s Chief Risk Officer. A committee, comprising both Group and divisional environmental representatives, is tasked with overseeing the implementation of UBS’s environmental policy and providing guidance to the different business divisions in their implementation of the “UBS Statement on Human Rights”.

The GMLPU leads the Group’s overall efforts in all aspects of money laundering prevention, including terrorism financing, sanctions and anti-bribery. It supports the Group General Counsel and the head of compliance in their functional responsibilities by providing, in conjunction with the compliance functions in the business divisions, reasonable assurance that UBS meets relevant regulatory and professional standards in its business conduct. It also defines, where appropriate, uniformly applicable minimum standards for AML as a whole. The GMLPU coordinates its work via various committees and specialist networks with the core committee being the global AML committee.
Regional diversity boards consider and decide on key regional issues, such as the regional diversity strategy and diversity goals and measures. The boards are chaired by senior managers and are also responsible for assessing the progress made on relevant issues. UBS’s global community affairs activities are governed in a decentralized fashion. Every region has a dedicated community affairs function that coordinates charitable commitments by UBS, its senior management and employees within their region.

Corporate responsibility: training and
raising awareness

UBS strives to increase employee awareness of its corporate responsibility processes, activities and commitments. General information is published on the firm’s intranet and in em-

ployee magazines. In 2008, 2,800 employees participated in training and awareness-raising activities dealing with corporate responsibility. Specific training is also given to staff working in the areas of AML and environmental management. It is mandatory for AML and compliance staff to complete a training program every two years, and new joiners in all UBS business divisions receive training in the issue of anti-corruption as part of their induction process. Furthermore, in 2008, 5,232 employees participated in training on environmental issues, with 3,905 receiving general education on UBS’s environmental policy and programs, mostly in induction training, and 1,327 employees receiving specialist training targeted at their area of expertise and impact.

Preventing money laundering, corruption and
terrorist financing

UBS takes its responsibility to preserve the integrity of the financial system, and its own operations, very seriously. The firm has developed extensive policies intended to prevent, detect and report money laundering, corruption and terrorist financing. These policies seek to protect the firm, and its reputation, from those who may intend to legitimize their ill-gotten gains through UBS.

The GMLPU leads UBS’s efforts to fight money laundering, corruption and the financing of terrorism. It does so by continuously assessing the threats and risks that UBS faces with respect to AML in all its businesses. It takes a risk-based approach, ensuring the firm’s policies and procedures are commensurate with those risks, and that relationships that are classified as higher risk are dealt with appropriately. The firm constantly engages with its business divisions to ensure that these policies and procedures are adapted to their businesses and specific AML exposures, while also seeking to streamline and increase consistency between business divisions by using consistent methodologies and tools (for ex-

UBS’s corporate responsibility governance process

Strategy, performance and responsibility

ample, the creation of a uniform country risk framework). UBS also seeks to ensure its employees adhere to the firm’s strict know-your-customer regulations, while at the same time not treating clients a priori as criminals or undermining their right to privacy. Employees regularly undergo training in AML-related issues and new trends, be it through online training, awareness campaigns or seminars. UBS also utilizes advanced technology to assist in the identification of transaction patterns or unusual dealings.

Over the last few years, and as a core part of its risk-based approach, UBS has been particularly vigilant about enhancing controls with regard to regimes and countries with heightened risks. The need for increased vigilance has been underscored by the acknowledgement by the Financial Action Task Force (FATF) of the importance of country risk considerations in the risk-based approach, increasing international focus on corruption, and the need for the firm to manage its global security risk activity. As a result of these considerations, UBS has implemented a global sanctions policy, ceasing all business activities with a limited number of countries.
In 2008, UBS continued its engagement with the public sector and its peers to promote the development and implementation of AML standards for the financial industry as a whole, thereby contributing to wider efforts against money laundering. A notable achievement in this regard was made by the Wolfsberg Group, where UBS actively contributed to the FATF’s development of its Guidance Paper on Weapons of Mass Destruction Proliferation Finance, as well as completing and on 14 January 2009 publishing its own trade finance principles paper. Wolfsberg Group’s work is ongoing in the area of credit cards and stored value cards, the implementation of a new SWIFT message format to protect against the abuse of cover payments and a review of the Group’s 2003 paper on monitoring, screening and searching.

Supply chain management

In 2008, UBS spent over CHF 6.9 billion purchasing a wide range of products and services from suppliers and contractors around the world. UBS has established processes to manage environmental and human rights issues in relevant areas of its supply chain such as client gifts, IT equipment and energy sourcing. In order to further incorporate these issues into procurement processes, UBS has developed a supply chain guideline, which provides Group-wide guidance on identifying, assessing and monitoring supplier practices in the areas of human and labor rights, the environment and corruption. Examples of human rights issues that have been included are avoidance of child and forced labor, non-discrimination, remuneration, hours of work, freedom of association, humane treatment, and health and safety. In 2008, the guideline was gradually applied to new contracts and contract renewals with suppliers. By the end of the year around 100 suppliers had been screened according to the guideline’s social and environmental criteria, and responsible supply chain requirements were included in the contractual arrangement with those suppliers who were awarded contracts. Also, some 170 procurement and sourcing officers were trained on the relevance and application of the new guidelines.

Community investment

UBS, together with its employees, seeks to have a positive influence on the social and environmental well-being of the local communities in which it operates. The firm does this through its community affairs program.

This program encompasses activities such as direct cash donations to selected organizations, employee volunteering, matched-giving schemes, in-kind donations, disaster relief efforts and / or partnerships with community groups, educational institutions and cultural organizations. UBS has dedicated teams around the world which work closely with staff at all levels to build partnerships with organizations in the communities, focusing on the key themes of “empowerment through education” and “building a stronger community”.
Overall, in 2008, UBS and its affiliated foundations donated nearly CHF 46 million to support charitable causes. UBS employees, through their donations and volunteer efforts, also made significant contributions to the communities they live in. Last year, almost 9,300 employees spent 84,700 hours volunteering. UBS supports their commitment by matching their donations and offering up to two working days a year for volunteering efforts.
UBS has also established a number of foundations and associations that donate money to worthy causes in Switzerland. The association A Helping Hand from UBS Employees helps disabled and disadvantaged people lead active, independent lives. UBS encouraged this employee involvement by matching the funds raised in 2008. The UBS Cultural Foundation fosters creativity, appreciation of different forms of art, and contact between artists and society. The foundation provides financial support for fine arts, film, literature, music, preservation of historic buildings, archaeological projects and research in history and philosophy in Switzerland. In similar fashion, the purpose of the UBS Foundation for Social Issues and Education is to support deprived communities in Switzerland in various forms. Non-profit, charitable organizations, projects and initiatives aiming at improving social welfare receive monetary assistance from these funds.

Client foundation

Besides the engagement of the firm and its employees, UBS also provides its clients with the opportunity to contribute to charitable causes. The UBS Optimus Foundation invests donations from UBS clients into a number of programs and

Strategy, performance and responsibility
Corporate responsibility

Examples of UBS’s global community affairs in 2008

Americas: In partnership with Northwestern University, UBS launched a program to identify and develop future leaders in the non-profit sector. According to the Donors Forum of Chicago, the non-profit sector will see a large turnover in its local and national executive leadership in the next five years, with nearly 60% of executive directors set to retire. This program produced its first graduates in 2008 and four UBS fellows took classes at Northwestern and were mentored by a UBS senior executive.

Asia Pacific: UBS launched the first Community Leadership Experience program at the India Service Centre in Hyderabad. This initiative aims to build the capacity of leaders from the non-profit sector using the expertise and human resources of UBS and to provide them with a platform for dialogue, discussion, sharing and learning. Modeled on UBS leadership programs, it gave 20 promising young leaders from the non-profit sector a chance to learn from UBS and external speakers about topics related to leadership, governance, strategic planning, communication and mentorship.

Switzerland: Twenty employees volunteered for Procap Sport, an organization that promotes enthusiasm for sport among people with physical or mental disabilities. Volunteers supported participants in a broad range of sports activities. In another volunteering project, 200 UBS employees successfully participated at the eighth Finance Forum charity run to aid Kispex – a service providing home care for very sick, disabled and terminally ill children. UBS employees came in first in terms of numbers of participants and donations collected.

UK: UBS continues to support an independent secondary school in Hackney, newly established in 2007, through the UK government’s Academies program. A local school for students of all abilities, The Bridge Academy opened in September 2007 by welcoming 187 students, and by 2013 will cater to 1,150 students including 250 sixth formers. The school’s ambition is to create an outstanding learning environment for students, staff and the local community. The Bridge Academy exemplifies UBS’s commitment to improving the provision of education and to supporting regeneration efforts in the London Borough of Hackney.
è	Refer to www.ubs.com/ corporateresponsibility for more information on UBS’s community affairs program organizations, focusing on the key themes of children and of medical and biological research. The projects involve close collaboration with respected partner organizations and are selected by a team of specialists within the foundation, who also closely monitor their implementation. The costs of managing and administering the UBS Optimus Foundation are borne by UBS, so that the full contribution of each client reaches the projects. In 2008, the UBS Optimus Foundation spent over CHF 17 million supporting 71 projects in Africa, Asia Pacific, Europe and North and South America.

UBS and the environment

Through its commitment to the environment, embodied in its environmental policy, UBS aims to create long-term value for the firm and its clients and the communities they live in. The policy is based on five principles, under which the firm is continuously:
–	seeking to consider environmental risks in all UBS businesses, especially in lending, investment banking, advisory and research, and UBS’s own investments;
–	seeking to pursue opportunities in the financial markets for environmentally friendly products and services, such as socially responsible investments;

–	seeking ways to reduce UBS’s direct environmental impact on air, soil and water from in-house operations, with a primary focus on reducing greenhouse gas emissions. UBS also assesses the environmental impact of its suppliers’ products and services;
–	ensuring efficient implementation of UBS’s policy through a global environmental management system certified according to ISO 14001 – the international environmental management standard;
–	integrating environmental considerations into internal communications and training.

Environmental management system

UBS’s environmental management system covers both its banking activities and in-house operations and has been certified under the ISO 14001 standard since 1999. ISO 14001 requires that the system be audited annually and recertified every three years. UBS successfully passed the extensive ISO 14001 recertification audit in 2008. Conducted by Société Générale de Surveillance (SGS), 24 days of audits involving 163 employees were undertaken. SGS confirmed that a well-performing environmental management system, integrated in the organization and suitable for manag-

Strategy, performance and responsibility

The five principles of UBS’s environmental policy

ing environmental risks and improving environmental performance on a continual basis, is in place.

Environmental products and services

During the last ten years UBS has developed a range of products and services that meet or anticipate clients’ needs in environmental and socially responsible investments (SRI). This offering currently stretches across UBS’s businesses in wealth management, investment banking, asset management, and retail and commercial banking. It includes SRI funds, research and advisory services provided to private and institutional clients, access to the world’s capital markets for renewable energy firms and, in Switzerland, “green” mortgages.

Investment products and advisory

In 2008, UBS continued to expand its SRI offering in response to growing demand from a number of markets, including the launch of two new SRI products, the UBS (Lux) Equity Sicav – Emerging Markets Innovators and the UBS Strategy Certificate Energy Efficiency. UBS’s SRI offering is diverse and includes products managed according to “best-in-class” practices and theme-based approaches. “Best-in-class” is an active equity management approach that is based on stock selection of companies that generate above-average environmental, social and economic performance. The “best-in-class” offering includes a global fund and a European fund. The theme-based approach focuses investment on segmented climate change, water and demographics strategies.

Additionally, UBS offers customized client portfolios in the form of segregated mandates / institutional accounts based on “negative” screening, which excludes certain controversial stocks or sectors from the portfolio based on their negative social or environmental impact as perceived by the client. UBS’s global platform and investment research enable the firm to offer such tailor-made solutions. In the UK, the asset management business seeks to influence the corporate responsibility and corporate governance practices of the companies it invests in. In addition to fund management services, UBS provides stock-broking and account management services to alternative energy and SRI fund managers.
Finally, UBS also offers SRI portfolio management solutions to selected private client segments. This offering pools internal and external SRI expertise and includes SRI-focused portfolios in Switzerland and SRI-managed accounts in the US. UBS’s open architecture approach also allows clients to invest in SRI bond, equity and microfinance products from third-party providers.
In the past years UBS experienced increased client demand for SRI and expanded its SRI product offering, resulting in a significant increase in UBS SRI invested assets. In 2008 these SRI invested assets decreased significantly year on year, primarily due to severe corrections in the global equity markets (equities is the preferred asset class of UBS’s SRI products), but also due to asset outflows.

Socially responsible investments invested assets1

					% change
		For the year ended			from
CHF billion, except where indicated	GRI[2]	31.12.08	31.12.07	31.12.06	31.12.07

UBS		2,174	3,189	2,989	(32)

UBS SRI[3] products and mandates

positive criteria	FS11	2.12	5.20	1.84	(59)

exclusion criteria	FS11	14.05	33.33	16.17	(58)

Third-party	FS11	1.85	1.08	N/A	72

Total SRI invested assets	FS11	18.03	39.61	18.01	(54)

Proportion of total invested assets (%)[4]		0.83%	1.24%	0.60%

1 All figures are based on the level of knowledge as of January 2009.  2 Global reporting initiative (GRI) (see also www.globalreporting.org). FS stands for the performance indicators defined in the GRI Financial Services Sector Supplement.  3 Socially responsible investments (SRI).  4 Total SRI / UBS’s invested assets.

Positive criteria: apply to the active selection of companies, focusing on how a company’s strategies, processes and products impact its financial success, the environment and society. This includes best-in-class or thematic investments.

Exclusion criteria: companies or sectors are excluded based on environmental, social or ethical criteria, for example, companies involved in weapons, tobacco, gambling, or companies with high negative environmental impacts. This also includes faith-based investing consistent with principles and values of a particular religion.

Third-party: UBS’s open product platform gives clients access to socially responsible investment products from third-party providers. This includes both positive and exclusion criteria, and microfinance investments.

Strategy, performance and responsibility
Corporate responsibility

Research

UBS’s SRI research teams analyze emerging socio-economic and environmental trends and assess their potential impact on investment markets and companies’ share prices. Identifying material SRI issues is challenging. Essentially, three things help determine which environmental and social issues are critical: society’s perception of what is important; the nature of the competitive pressures facing firms in an industry; and how costs and benefits are (or will be) distributed between stakeholders.
The UBS SRI research teams were established in each of the firm’s divisions to serve their respective clients. In the Investment Bank, the equity research team writes recommendations and reports for institutional investment clients on renewable energy, the carbon markets and the impact of climate change on companies in a wide range of sectors. SRI and sustainability research is provided by a dedicated team. In the asset management business, an internal SRI research team manages portfolios around themes such as climate change / energy efficiency, water and demographics. The SRI research team in UBS’s wealth management business conducts SRI research and provides advice to private clients on SRI investment solutions.
Client interest in some aspects of SRI – for instance climate change, demographics and water – has grown, and so has research coverage. The SRI teams regularly collaborate with analysts in other teams to write about emerging SRI themes, and relevant research content is regularly published by a growing number of specialists within the mainstream research effort. In 2008, for example, UBS published the report “Mind over Matter”, which broadly examines the issue of resources efficiency, and makes the case that higher prices for basic necessities, urbanization, and more stringent climate change policies will eventually yield benefits to those who invest in efficiency upgrades.

Financing and advisory services

UBS’s renewable energy investment banking business arranges financing and provides strategic and financial advisory services for companies in the solar, wind, wave and other renewable energy sectors. Since 2006, UBS has led over 30 financing transactions in these sectors, raising over USD 7 billion for renewable energy companies worldwide. In 2008, to name just one example of such a transaction, UBS acted as the joint global coordinator and joint bookrunner for the EUR 1.8 billion initial public rights offering of the wind generation company EDP Renováveis, one of the largest wind generation companies in the world and a subsidiary company of Portuguese utility Energias de Portugal (EDP).

Carbon trading

In cap and trade emissions markets, such as the EU Emissions Trading Scheme (EU ETS), companies have annual caps on the amount of emissions their facilities are allowed to produce. Companies who are able to reduce their emissions below their cap have the ability to sell their unused quota to other companies, thereby creating an emissions market. Through the use of financial instruments, UBS is able to help clients manage their exposure to the emissions markets. UBS ETD (Exchange Traded Derivatives) is an active member of and offers execution and full service clearing on the major emission exchanges in Europe and North America for contracts on EU ETS allowances (EUA), UN Certified Emissions Reductions (CER), Regional Greenhouse Gas Initiative allowances, CCX Carbon Financial Instruments (CFI) and Nitrogen Oxide and Sulfur Dioxide.

Environmental risk management

UBS seeks to identify, manage and control environmental risks in its business transactions. Examples of environmental risk include the impairment of a client’s cash flow or assets by environmental factors (such as inefficient processes or property that is polluted or contaminated) or through liability risk, such as when a bank takes environmentally unsound collateral onto its own books. As environmental risks can manifest themselves across the wide variety of risks inherent in UBS’s business activities, including credit risks, liability risks and reputational risks, UBS has designed environmental procedures and tools for their identification, management and control. These environmental procedures and tools are integrated into existing processes, such as due diligence on transactions or investments and ongoing risk management.

UBS continues to develop and test internal industry sector guidelines to support the consistent identification and assessment of environmental and social risks in all its banking activities. The sector guidelines cover industry sectors that have a high potential for environmental and social risk and summarize industry standards for dealing with potential issues in the various life cycles of the sector.
Not all products and services provided by UBS have the same risk potential: UBS therefore takes a risk-based approach to environmental risk management and regularly analyzes its portfolio of products and services to assess their respective potential environmental risk potential. With its current business profile and operating environment, UBS’s potential for material risk is greater within the context of its lending and capital markets businesses, as well as its direct real estate and infrastructure investments. As a result, Global Wealth Management & Business Banking has introduced a standardized environmental risk check to identify material environmental risk in its lending to all relevant clients, including its roughly 140,000 corporate clients in Switzerland. In the Investment Bank, the environmental risk framework covers all banking activities including debt and equity under-

Strategy, performance and responsibility

writing, financial advisory services and lending. For its part, Global Asset Management has put environmental due diligence processes in place for its real estate and infrastructure funds. If significant potential environmental risks are identified in a transaction, the risks are assessed. Wherever possible, UBS seeks to engage with the client to discuss possible mitigating measures. Where this is not possible or successful, the firm may decline the transaction altogether.

Global Wealth Management & Business Banking

The business division assesses its environmental risks in a three-stage process. Client advisors complete the first screenings, looking at financial risks linked to environmental aspects such as compliance with environmental legislation, workplace safety, contaminated sites and natural hazards. In 2008, close to 100,000 lending transactions in Switzerland were subject to such a screening. If the risks cannot be fully ruled out during the first screening, a credit officer initiates a second screening and decides whether the risks identified are transparent enough for the credit decision to be taken. Transactions entailing significant environmental risk undergo a detailed environmental assessment as a third step, a service provided by the business division’s environmental risk competence center. In 2008, 32 such detailed assessments took place and 134 client advisors and credit officers were trained.

Investment Bank

The Global Environmental Risk Guidelines apply to all transactions, services and activities within the Investment Bank. The guidelines are supported by an environmental risk framework that is integrated into the business division’s due diligence and approval processes. Investment Bank staff identify potential environmental risks in the initial due diligence phase and alert the Investment Bank’s environmental advisory group (EAG) in case of significant potential risks. Assessments by lawyers and / or external consultants are routinely sought for certain sectors and products. The EAG works with the relevant business and control functions (80 transactions in 2008) to assess the risks, determine any mitigating measures and direct further due diligence, as required. In this way the relevant senior business committee may fully consider the potential environmental risk in the course of its review of the transaction and / or client. The implementation of the environmental risk framework is supported by training and awareness-raising activities. In 2008, sector-specific training was provided to 443 bankers and support functions and high-level training to a further 107 employees.

Global Asset Management

The business division introduced a formal environmental risk matrix in 2004 in order to assess the reputational and envi-

ronmental risks that investments made by UBS on behalf of its clients might imply. The matrix is reviewed annually for applicability and comprehensiveness and forms part of the environmental management system employed within the business division. In 2008, all properties acquired or developed by Global Real Estate for its direct investment vehicles were subject to a thorough environmental due diligence process, in accordance with local regulations and internal best practice guidance. Similar processes are in operation in Infrastructure Asset Management.

Environmental and CO2 footprints

UBS directly impacts the environment in a number of ways: its businesses consume electricity; employees travel for business purposes and use paper and generate waste in the course of their work; and offices require heating and cooling systems. Improving the use of these resources can reduce costs and enhance environmental performance, and UBS therefore has a series of measures to efficiently manage its environmental impact.

CO2 strategy and emission reduction

The GEB decided in February 2006 to set a Group-wide CO2 emission reduction target of 40% below 2004 levels by 2012. UBS seeks to achieve this target by:
–	adopting in-house energy efficiency measures that reduce energy consumption in buildings it operates;
–	increasing the proportion of renewable energy used to avoid emissions at source;
–	offsetting and neutralizing emissions that cannot be reduced by other means.

UBS’s CO2 footprint

Strategy, performance and responsibility
Corporate responsibility

     These measures allowed UBS to further increase the share of renewable energy it purchases, and to reduce its 2008 CO2 emissions by 27% compared with 2004, another step toward achieving the 40% reduction target by 2012.

Energy consumption and energy efficiency

Energy consumption represents an important environmental impact area for UBS and is the biggest contributor to its overall greenhouse gas emissions. UBS has a long track record of managing its energy consumption, with the firm establishing its first energy management function in the 1970s. Today, energy efficiency measures are an important component of UBS’s program for achievement of the Group-wide CO2 emission reduction target. Measures include investments in energy-efficient technology and encouraging good housekeeping measures. For example, a major IT server consolidation project has been under way since 2007 which has reduced the total number of distributed servers at UBS by 2,200. The project focused on consolidating applications sitting on multiple old servers to fewer, newer machines and the decommissioning of old applications. The resulting energy savings of 17 GWh contributed significantly to the total of 25 GWh of savings from IT activities since 2007 (representing around 3% of UBS’s global power consumption).

Renewable energy

In addition to its energy efficiency programs, UBS seeks to improve the energy mix it purchases by including a higher proportion of renewable energy. The percentage of renewable energy and district heating purchases rose from 24% in 2004 to 48% in 2008.
Since 2007, roughly 210 GWh or 90% of the electricity supply for UBS’s buildings in Switzerland has come from renewable sources, such as water and solar power stations. Similarly, in the UK, UBS purchases electricity backed by 100% renewable sources for all its major buildings, representing 85% of the total volume. In addition, UBS purchases renewable energy credits (RECs) in the US electricity markets, which accounted for 16% of its electricity consumption in the US in 2008.

Business travel and offsetting

Business travel is a significant contributor to UBS’s greenhouse gas emissions. While the firm encourages its employees to use environmentally friendly alternatives to air and road travel, for example video conferences, travel is essential for a global financial services firm that strongly believes in personalized client relationships. Therefore, since 2006, UBS has offset emissions from business-related air travel, representing roughly 100,000 tons of CO2 per year, or about a quarter of its total annual CO2 emissions. Offsetting emissions means that UBS indirectly neutralizes its business air travel emissions by investing in third-party projects that reduce an equivalent amount of greenhouse gas emissions. UBS selected offsetting projects in Brazil, Russia, India, China, Turkey and Germany, on the basis of their adherence to international quality standards such as the Voluntary Carbon Standard and the Gold Standard, and of their additional environmental and social benefits.

Paper and waste

UBS continues to work towards achieving its firm-wide targets for paper use and waste reduction. This includes the goal of reducing paper consumption per employee by 5% for 2009 when compared with 2006 levels. UBS also aims to have 20% of the paper it uses come from recycled sources. UBS has made steady progress towards achieving these paper targets, for example by switching across Europe to a 100% recycled paper for all internal printing, and through continuing improvements in electronic distribution of client statements. At the same time, the firm seeks to improve its environmental footprint by reducing waste per employee (for example, plastic bottles or packaging) by 10% and by sending 70% of waste to recycling sites. These latter targets are proving to be challenging in certain regions as they heavily rely on behavioral changes rather than technical measures or processes. UBS will continue to educate its employees on environmental matters, helping them make the right choices and promoting sustainable behavior both at work and at home.
è	Refer to www.ubs.com/environment for more information on UBS’s environmental management system

Environmental indicators per full-time employee

	Unit	2008	Trend	2007	2006

Total direct and intermediate energy	kWh / FTE	11,792	è	11,942	12,736

Total business travel	Pkm / FTE	10,281	ê	12,685	12,544

Total paper consumption	kg / FTE	167	ê	190	188

Total waste	kg / FTE	298	è	299	303

Total water consumption	m3 / FTE	28.1	ì	26.7	26.0

CO2 footprint	t / FTE	3.07r	ê	3.43	3.93

Legend: FTE = full-time employee; kWh = kilo watt hour; Pkm = person kilometer; kg = kilogram; m3 = cubic meter; t = ton

Strategy, performance and responsibility

Environmental indicators1

				2008[2]		2007[2]		2006[2]

		Absolute		Data		Absolute		Absolute
	GRI[3]	normalized[4]		quality[5]	Trend[6]	normalized[4]		normalized[4]

Total direct and intermediate energy consumption[7]		1,016 GWh		***	è	981 GWh		951 GWh

Total direct energy consumption[8]	EN3	127 GWh		**	è	130 GWh		154 GWh

natural gas		83.3%		**	è	83.3%		85.5%

heating oil		12.2%		***	è	12.1%		11.8%

fuels (petrol, diesel, gas)		4.5%		***	è	4.6%		2.7%

renewable energy (solar power, etc.)		0.03%		***	î	0.03%		0.03%

Total intermediate energy purchased[9]	EN4	890 GWh		***	è	851 GWh		797 GWh

electricity from gas-fired power stations		11.7%		**	è	12.3%		13.2%

electricity from oil-fired power stations		3.7%		***	ê	4.2%		4.5%

electricity from coal-fired power stations		18.4%		**	è	18.6%		21.7%

electricity from nuclear power stations		11.1%		**	î	13.6%		20.5%

electricity from hydroelectric power stations		25.8%		***	è	25.5%		21.4%

electricity from other renewable resources		23.1%		***	è	22.0%		12.7%

district heating		6.2%		***	é	3.8%		6.0%

Share of renewable energy and district heating		48%		***	ì	45%		34%

Total business travel	EN29	886 m Pkm		***	ê	1,042 m Pkm		936 m Pkm

rail travel[10]		3.5%		**	è	3.3%		4.1%

road travel[10]		0.6%		**	é	0.5%		0.6%

air travel		96.0%		***	è	96.2%		95.3%

Number of flights (segments)		398,369		***	ê	446,274		402,629

Total paper consumption	EN1	14,403 t		***	î	15,593 t		14,013 t

post-consumer recycled	EN2	16.2%		***	é	10.5%		6.2%

new fibers FSC[11]		16.6%		***	é	10.7%		0.0%

new fibers ECF + TCF[11]		66.8%		***	ê	78.6%		93.8%

new fibers chlorine bleached		0.4%		**	é	0.2%		0.0%

Total waste	EN22	25,644 t		***	è	24,589 t		22,631 t

valuable materials separated and recycled		54.6%		***	è	56.3%		58.2%

incinerated		14.3%		***	î	15.8%		12.7%

landfilled		31.1%		**	ì	27.9%		29.1%

Total water consumption	EN8	2.42 m m	[3]	**	ì	2.19 m m	[3]	1.94 m m	[3]

Total CO2 footprint[12]		264,197 t		***	î	281,705 t		293,169 t

total direct CO2 emissions (GHG scope 1)[13]	EN16	26,490 t		***	è	26,701 t		31,519 t

total indirect CO2 emissions (GHG scope 2)[13]	EN16	204,344 t		**	è	218,681 t		230,015 t

total other indirect CO2 emissions (GHG scope 3)[13]	EN17	129,364 t		***	ê	149,323 t		132,635 t

total CO2e offsets (business air travel)[14]		96,000 t		***	ê	113,000 t		101,000 t

Legend: GWh = giga watt hour; Pkm = person kilometer; t = ton; m3 = cubic meter; m = million
1 All figures are based on the level of knowledge as of January 2009.  2 Reporting period: 2008 (1 July 2007–30 June 2008), 2007 (1 July 2006–30 June 2007), 2006 (1 July 2005–30 June 2006).
3 Global reporting initiative (see also www.globalreporting.org). “EN” stands for the environmental performance indicators as defined in the GRI.  4 Non-significant discrepancies from 100% are possible due to roundings.  5 Specifies the estimated reliability of the aggregated data and corresponds approximately to the following uncertainty (confidence level 95%): up to 5% – ***, up to 15% – **, up to 30% – *. “Uncertainty” is the likely difference between a reported value and a real value.  6 Trend: at a *** / ** / * data quality, the respective trend is stable (è) if the variance equals 5 / 10 / 15%, low decreasing / increasing (î,ì) if it equals 10 / 20 / 30% and decreasing / increasing if the variance is bigger than 10 / 20 / 30% (ê,é).  7 Refers to energy consumed within the operational boundaries of UBS.  8 Refers to primary energy purchased which is consumed within the operational boundaries of UBS (oil, gas, fuels).  9 Refers to energy purchased that is produced by converting primary energy and consumed within the operational boundaries of UBS (electricity and district heating).  10 Rail and road travel: Switzerland only.  11 Paper produced from new fibers. “FSC” stands for Forest Stewardship Council, “ECF” for elementary chlorine free and “TCF” for totally chlorine free.  12 CO2 footprint equals total CO2 emissions (GHG scope 1, 2 and 3) minus CO2e offsets.  13 Refers to ISO 14064 and the “GHG (greenhouse gas) protocol initiative” (www.ghgprotocol.org), the international standards for CO2 reporting: Scope 1 accounts for direct CO2 emissions by UBS; Scope 2 accounts for indirect CO2 emissions associated with the generation of imported / purchased electricity, heat or steam; Scope 3 accounts for indirect CO2 emissions associated with business travel, paper consumption and waste disposal.  14 Offsets from third-party GHG reduction projects measured in CO2 equivalents (CO2e). These offsets neutralize CO2 emissions from business air travel.

Strategy, performance and responsibility
Corporate responsibility

SGS

ASSURANCE STATEMENT

SGS STATEMENT ON ASSURANCE OF UBS GRI Sustainability Disclosure 2008

SCOPE

SGS was commissioned by UBS to conduct an independent assurance of the GRI based Sustainability Disclosure for 2008. The scope of our engagement was limited to the GRI disclosure requirements and indicators as contained in the GRI index published at www.ubs.com/gri. The scope of the assurance, based on the SGS Sustainability Report Assurance methodology, included all text and 2008 data in accompanying tables, contained in the printed Annual Report 2008 and referenced information on the webpage of UBS as quoted in the GRI index. Earlier data were not included in this assurance process.

CONTENT

The information in the report and on the webpage and its presentation are the responsibility of the directors or governing body and the management of the organization. SGS has not been involved in the preparation of any of the material included in the GRI index and acted as an independent assuror of the data and text using the Global Reporting Initiative Sustainability Reporting Guidelines 2006 as a standard. The content of this Assuror's Statement and the opinion(s) it gives is the sole responsibility of SGS.

ASSUROR INDEPENDENCE AND COMPETENCIES

The SGS Group of companies is the world leader in inspection, testing and verification, operating in more than 140 countries and providing services including management systems and service certification; quality, environmental, social and ethical auditing and training; environmental, social and sustainability report assurance. SGS affirm our independence from UBS, being free from bias and conflicts of interest with the organization, its subsidiaries and stakeholders. The assurance team was assembled based on their knowledge, experience and qualifications for this assignment.

METHODOLOGY

The SGS Group has developed a set of protocols for the Assurance of Sustainability Reports based on current best practice guidance provided in the Global Reporting Initiative Sustainability Reporting Guidelines (2006) and the AA1000 Assurance Standard (2008). In a separate engagement, SGS has certified the environmental management system in accordance with ISO 14001:2004 and verified the CO2 emissions in accordance with ISO 14064. The assurance comprised a combination of pre-assurance research, interviews with relevant employees; documentation and record review and validation with external bodies and/or stakeholders where relevant. Financial data drawn directly from independently audited financial accounts has not been checked back to its source as part of this assurance process.

OPINION

On the basis of the methodology described, we are satisfied that nothing has come to our attention that causes us not to believe that the information and data contained within the Disclosure referenced in the GRI index 2008 is accurate, reliable and provides a fair and balanced representation of UBS's sustainability activities in 2008. We are satisfied that the Sustainability Disclosure as referenced in the GRI index meets the requirements of level A+ of the GRI (2006), as declared. At the same time it fulfills the requirements for Communication on Progress (COP) under the UN Global Compact. Recommendations regarding the further development of the sustainability disclosure and management system at UBS were communicated to the firm in an internal report.

SIGNED FOR AND ON BEHALF OF SGS

Dr. Christine Jasch
Lead auditor, SGS

Elvira Bieri
Lead auditor, SGS

Zürich, 26.2.2009

WWW.SGS.COM

GA+ GRI REPORT 3rd PARTY CHECKED

UBS business divisions and
Corporate Center

UBS business divisions and Corporate Center

–	As announced on 10 February 2009, Global Wealth Management & Business Banking has been divided into two business divisions: Wealth Management & Swiss Bank and Wealth Management Americas.

–	The Investment Bank underwent a detailed strategic review in 2008. The result was a repositioning of the business division, personnel and cost reductions and a refocusing of the business division’s activities and businesses.

Global Wealth Management & Business Banking

Wealth Management International & Switzerland recorded a pre-tax profit of CHF 3,601 million in 2008, a decrease from the record profit of CHF 6,310 million in 2007. This is partially due to a provision of CHF 917 million in connection with the US cross-border case. During this period:

Net new money outflows were CHF 101.0 billion compared with inflows of CHF 125.1 billion. Invested assets declined to CHF 870 billion from CHF 1,294 billion. The gross margin on invested assets fell six basis points to 97 basis points. The cost/income ratio increased to 63.1% from 51.1%.

Wealth Management US recorded a pre-tax loss of CHF 698 million in 2008, compared with a pre-tax profit of CHF 674 million in 2007. 2008 included auction rate securities-related charges of CHF 1,524 million. During this period:

Net new money outflows were CHF 10.6 billion compared with inflows of CHF 26.6 billion. Invested assets declined to CHF 600 billion from CHF 840 billion. The gross margin on invested assets increased seven basis points to 84 basis points. The cost/income ratio increased to 111.3% from 89.9%. Recurring income declined 8% to CHF 3,835 million. Revenues per advisor decreased to CHF 735,000 from CHF 828,000.

Business Banking Switzerland recorded a pre-tax profit of CHF 2,449 million, up CHF 182 million from 2007. During this period:

Net new money outflows were CHF 11.4 billion compared with inflows of CHF 4.6 billion. Invested assets declined to CHF 129 billion compared with CHF 164 billion. The cost/income ratio decreased to 51.2% from 57.7%. The loan portfolio declined 2% to CHF 143 billion. The ratio of the impaired gross lending portfolio to the total gross lending portfolio improved to 1.0% from 1.2%.

UBS reporting structure in 2008

Global Wealth Management & Business Banking	Global Asset Management	Investment Bank	Corporate Center

Wealth Management
International & Switzerland

Wealth Management US

Business Banking Switzerland

Performance from continuing operations before tax
	For the year ended			% change from
CHF million	31.12.08	31.12.07	31.12.06	31.12.07

Wealth Management International & Switzerland	3,601	6,310	5,197	(43)

Wealth Management US	(698)	674	542

Business Banking Switzerland	2,449	2,267	2,281	8

Global Wealth Management & Business Banking	5,352	9,251	8,020	(42)

Global Asset Management	1,333	1,454	1,320	(8)

Investment Bank	(34,092)	(16,669)	5,568	(105)

Corporate Center	54	2,222	(789)	(98)

Global Asset Management

Pre-tax profit decreased 8% to CHF 1,333 million in 2008 from CHF 1,454 million in 2007. During this period:

Net new money outflows were CHF 103.0 billion compared with CHF 15.7 billion. Institutional invested assets declined to CHF 335 billion compared with CHF 522 billion. Wholesale intermediary invested assets fell to CHF 240 billion compared with CHF 369 billion. The gross margin on institutional invested assets declined six basis points to 38 basis points. The gross margin on wholesale intermediary invested assets fell six basis points to 41 basis points. The cost/income ratio was 54.1% compared with 64.5%.

Investment Bank

Pre-tax loss of CHF 34,092 million in 2008, compared with a pre-tax loss of CHF 16,669 million in 2007. During this period:

The cost/income ratio and compensation ratio remained not meaningful due to negative overall results in both years. Average regulatory Value at Risk (VaR) (10-day, 99% confidence, five years of historical data) was CHF 374 million compared with CHF 514 million. The ratio of the impaired gross lending portfolio to the total gross lending portfolio was 3.6%, up from 0.4%.

Corporate Center

The Corporate Center produced a slightly positive result of CHF 54 million in 2008 from continuing operations, compared with a gain of CHF 2,222 million in 2007. During this period, total operating income decreased to CHF 1,083 million from CHF 3,562 million and total operating expenses declined to CHF 1,029 million from CHF 1,340 million.

UBS business divisions and Corporate Center
Global Wealth Management & Business Banking

Global Wealth Management & Business Banking

Global Wealth Management & Business Banking is a leading global provider of financial services for wealthy clients and the leading bank for individual and corporate clients in Switzerland.

Business division reporting
	As of or for the year ended			% change from
CHF million, except where indicated	31.12.08	31.12.07	31.12.06	31.12.07

Income	21,802	24,841	21,775	(12)

Credit loss (expense)/recovery	(421)	28	109

Total operating income	21,381	24,869	21,884	(14)

Cash components	9,191	10,564	9,074	(13)

Share-based components[1]	187	444	377	(58)

Total personnel expenses	9,378	11,008	9,451	(15)

General and administrative expenses	5,367	3,178	3,078	69

Services (to)/from other business units	926	1,106	1,040	(16)

Depreciation of property and equipment	261	241	232	8

Amortization of intangible assets	98	85	63	15

Total operating expenses	16,030	15,618	13,864	3

Business division performance before tax	5,352	9,251	8,020	(42)

Key performance indicators

Cost/income ratio (%)[2]	73.5	62.9	63.7

Attributed equity and risk-weighted assets

Average attributed equity (CHF billion)[3]	17.3

Return on attributed equity (RoaE) (%)[4]	31.0

BIS risk-weighted assets (CHF billion)[5]	89.2	169.7	155.2

Return on BIS risk-weighted assets (%)[6]	5.9	5.6	5.3

Goodwill and intangible assets (CHF billion)[7]	6.2	5.8	6.0

Additional information

Invested assets (CHF billion)	1,599	2,298	2,123	(30)

Net new money (CHF billion)[8]	(123.0)	156.3	114.5

Client assets (CHF billion)	2,393	3,554	3,337	(33)

Personnel (full-time equivalents)	49,541	51,243	48,200	(3)

1 Includes social security contributions and expenses related to alternative investment awards.    2 Operating expenses / income.    3 Refer to the “Capital management” section of this report for more information about the equity attribution framework, which was implemented in 2008.    4 Business division performance before tax / average attributed equity.    5 BIS risk-weighted assets (RWA) are according to Basel II for 2008, and according to the Basel I framework for 2007 and 2006.    6 Business division performance before tax / average BIS RWA.    7 2007 and 2006 represent goodwill and intangible assets in excess of 4% of BIS tier 1 capital.    8 Excludes interest and dividend income.

UBS business divisions and Corporate Center

Global Wealth Management & Business Banking business portfolio

Business

A global branch network delivers comprehensive financial services to wealthy private individuals around the world and to private and corporate clients in Switzerland. All clients are provided with the advice, financial products and tools that fit their individual needs.

Strategy

The cornerstones of this business division’s strategy are:
–	to strengthen its global leadership in wealth management by actively investing in fast-growing markets and developing a strong focus on high and ultra-high net worth clients;
–	to position UBS as the universal bank of choice in Switzerland by strengthening its position across all client segments, as well as developing clients across segments and therefore each client relationship to its full potential; and
–	to maximize risk-adjusted profits by a balanced focus on top-line growth, risk and efficiency.

UBS places great emphasis on differentiating strategies for individual markets according to their profitability and growth potential. In the international markets where UBS is well established with a high market share and in Switzerland, the focus is on maximizing productivity and profitability as the growth prospects are less high. For domestic businesses within the five biggest European economies, UBS aims to increase profitability. For the key domestic US presence, UBS concentrates on continuing earnings growth and achieving profitability comparable with the best of its peer group. In those international markets which have been expanding strongly (for example, Asia, Eastern Europe, Latin

America and the Middle East), UBS will continue to invest actively in order to tap their long-term growth potential. In addition, within the next seven to 10 years UBS plans to establish a significant domestic presence in select markets where its business is not yet mature.

Organizational structure

Formed on 1 July 2005, this business division encompassed UBS’s global wealth management businesses and the Swiss corporate and retail banking unit. Throughout 2008, until the recent reorganization, it comprised the following business units: Wealth Management International & Switzerland, serving wealthy and affluent clients around the world, except domestic clients in the US; Wealth Management US, serving wealthy and affluent domestic US clients; and Business Banking Switzerland, serving retail and corporate clients in Switzerland. Each of these business units is provided with infrastructure, products and services by the business division’s support functions, which also provide services to other UBS business divisions under a transfer pricing mechanism.

On 10 February 2009, UBS announced a reorganization of its global wealth management and Swiss business banking businesses. Global Wealth Management & Business Banking has been divided into two new business divisions: Wealth Management & Swiss Bank, which comprises all wealth management business booked outside the Americas plus the Swiss private and corporate client business; and Wealth Management Americas, including Wealth Management US, the domestic Canadian and Brazilian businesses, as well as the international business booked in the United States.
This new management structure will be the basis for the business division’s segment reporting starting with UBS’s

UBS business divisions and Corporate Center
Global Wealth Management & Business Banking

Current reporting structure (on 31 December 2008)

New reporting structure (from first quarter 2009 onwards)

1Includes “Swiss Bank” and “Corporate and Institutional Banking”.  2 Includes “Wealth Management International” and “Wealth Management Global”.

financial report for first quarter 2009. UBS will provide separate segment reporting for Wealth Management & Swiss Bank and Wealth Management Americas. UBS has chosen to subdivide Wealth Management & Swiss Bank into Swiss and international business areas for reporting purposes (income data and key performance indicators):
–	“Swiss clients” will cover services provided to Swiss retail, wealth management and small businesses, as well as corporate and institutional clients.
–	“International clients” will encompass the international wealth management business conducted out of Switzerland and all wealth management businesses of UBS’s other booking centers in Asia and Europe.

è	Prior to publication of first quarter 2009 results, UBS will publish restated business division results on www.ubs.com/investors showing quarterly and annual results for 2007 and 2008 under the new organizational structure announced on 10 February 2009.

UBS business divisions and Corporate Center

Wealth Management International & Switzerland
Business description

Business

Wealth management solutions are delivered via this business unit’s global branch network and through financial intermediaries. In addition to the specific wealth management products and services outlined below, clients benefit from UBS’s entire range of resources, from asset management to estate planning and corporate finance advice. An open product platform gives clients access to a wide array of pre-screened, top-quality products from third-party providers that complement UBS’s own product lines. On 31 December 2008, invested assets were CHF 870 billion.

Organizational structure

Throughout 2008, until the recent reorganization, this business unit comprised the following areas: Asia Pacific; Latin America, the Mediterranean, the Middle East and Africa; North, East and Central Europe; and Switzerland. The extensive wealth management branch network consisted of 5,755 client advisors, around 110 offices in Switzerland and more than 100 offices worldwide.

Competitors

Major competitors of this business unit include globally active wealth managers, such as the wealth management operations of Credit Suisse, HSBC and Citigroup. The business unit also competes with private banks that operate mainly within their respective domestic markets, such as

Coutts in the UK, Deutsche Bank AG and Sal. Oppenheim in Germany, Unicredit in Italy, and Swiss banks focused on international clients (such as Julius Baer and Pictet).

Clients and markets

The following client segments are offered sophisticated products and services specifically designed to address their needs: international core affluent clients with investable assets of CHF 250,000 to CHF 2 million; high net worth clients with investable assets of up to CHF 5 million; private wealth management clients with investable assets of CHF 5 million to CHF 50 million; and ultra-high net worth clients with investable assets of more than CHF 50 million. The business unit also provides financial intermediaries, both inside and outside Switzerland, with UBS’s wealth management solutions, products and services.

Products and services

The business unit offers expert financial advice to support clients throughout the different stages of their lives. Wealth planning advice is also given on topics such as the funding of education, gift giving, inheritance and succession. Corporate finance advice is offered to support clients in the process of disposing of corporate assets. Clients can also trade a full range of financial instruments, from single securities, such as equities and bonds, to structured products and alternative investments. The business unit also fulfills the basic banking needs of private clients with a wide variety of products, rang-

Invested assets by asset class

Invested assets by currency

UBS business divisions and Corporate Center
Global Wealth Management & Business Banking

Loan penetration

ing from cash accounts and savings accounts to credit cards, mortgages and securities-backed lending.

By aggregating private investment flows into institutional-size flows, the business unit is in a position to offer its private clients access to investments that would otherwise only be available to institutional clients. Expertise is sourced either from within UBS or from the external market.
Both discretionary and non-discretionary mandates are offered. Clients who opt for a discretionary mandate delegate the management of their assets, including investment decisions, to a team of professional portfolio managers who work according to an agreed investment strategy. Clients who prefer to be actively involved in the management of their assets can choose a non-discretionary mandate, where investment professionals provide analysis and monitoring of portfolios, together with tailor-made proposals to support investment decisions.

Invested assets by client domicile

Invested assets by client wealth

UBS business divisions and Corporate Center

Settlement regarding the US cross-border case

As announced on 18 February 2009, UBS settled the US cross-border case with the US Department of Justice (DOJ) and the US Securities and Exchange Commission (SEC) by entering into a Deferred Prosecution Agreement (DPA) with the DOJ and a Consent Order with the SEC. As part of these settlement agreements:
–	UBS will pay a total of USD 780 million (CHF 917 million) to the United States, USD 380 million representing disgorgement of profits from maintaining the US cross-border business and USD 400 million representing US federal backup withholding tax required to be withheld by UBS, together with interest and penalties, and restitution for unpaid taxes associated with certain account relationships involving fraudulent sham and nominee offshore structures and otherwise as covered by the DPA.
–	UBS will complete the exit of the US cross-border business out of non-SEC registered entities, as announced in July 2008, which these settlements now allow UBS to do in a lawful, orderly and expeditious manner.
–	UBS will implement and maintain an effective program of internal controls with respect to compliance with its obligations under its Qualified Intermediary Agreement (QIA) with the Internal Revenue Service (IRS) as well as a revised legal and compliance governance structure in order to strengthen independent legal and compliance controls.
–	Pursuant to an order issued by the Swiss Financial Market Supervisory Authority (FINMA), information has been transferred to the DOJ regarding accounts of certain US clients as set forth in the DPA, who, based on evidence available to UBS, appear to have committed tax fraud or the like within the meaning of the Swiss-US Double Taxation Treaty.
Under the DPA, the DOJ has agreed that any prosecution of UBS be deferred for a period of at least 18 months, which is subject to extension under certain circumstances, such as UBS needing more time to complete the implementation of the exit of its US cross-border business. If UBS satisfies all of its obligations under the DPA, the DOJ will refrain from pursuing charges against UBS relating to the investigation of its US cross-border business.
Additionally, as published by FINMA on 18 February 2009, FINMA has concluded that UBS violated the requirements for proper business conduct, and it barred UBS from providing services to US resident private clients out of non-SEC registered entities. Further, FINMA ordered UBS to enhance its control framework around its cross-border businesses and announced that the effectiveness of such a framework will be audited. The order by FINMA in support of the resolution achieved with the DOJ was instrumental in averting the imminent risk of further negative implications and uncertainties for the bank.
The cost for the settlement has been fully charged to the year 2008, as reflected in this report.
The settlement agreements do not resolve issues concerning the pending “John Doe” summons which the IRS served on UBS in July 2008. The summons seeks information regarding a substantial number of undisclosed accounts maintained by US persons at UBS in Switzerland, whose information is protected from disclosure by Swiss financial privacy laws. As announced on 19 February 2009, the IRS has commenced a civil action, seeking enforcement of the summons, which UBS intends to challenge. UBS believes it has substantial defenses to the enforcement of the summons and intends to vigorously contest its enforcement in the civil proceeding, as is permitted under the terms of the DPA. Objections to the enforcement of the summons are based upon US law, the terms of UBS’s QIA with the IRS, Swiss financial privacy and other laws, and the principles of international comity that require US courts to take into account foreign laws.

UBS business divisions and Corporate Center
Global Wealth Management & Business Banking

Business performance

Business unit reporting
	As of or for the year ended			% change from
CHF million, except where indicated	31.12.08	31.12.07	31.12.06	31.12.07

Income	10,819	12,893	10,827	(16)

Credit loss (expense) / recovery	(390)	(1)	1

Total operating income	10,429	12,892	10,828	(19)

Cash components	3,037	3,704	2,999	(18)

Share-based components[1]	75	169	174	(56)

Total personnel expenses	3,112	3,873	3,173	(20)

General and administrative expenses	2,001	1,064	885	88

of which: impact from US cross-border settlement	917

Services (to) / from other business units	1,581	1,531	1,479	3

Depreciation of property and equipment	97	95	84	2

Amortization of intangible assets	38	19	10	100

Total operating expenses	6,828	6,582	5,631	4

Business unit performance before tax	3,601	6,310	5,197	(43)

of which: impact from US cross-border settlement	(917)

of which: business unit performance before tax excluding US cross-border settlement	4,518	6,310	5,197	(28)

Key performance indicators

Invested assets (CHF billion)	870	1,294	1,138	(33)

Net new money (CHF billion)[2]	(101.0)	125.1	97.6

Gross margin on invested assets (bps)[3]	97	103	103	(6)

Cost/income ratio (%)[4]	63.1	51.1	52.0

Client advisors (full-time equivalents)	5,755	5,774	4,742	0

Client advisor productivity

Revenues per advisor (CHF thousand)[5]	1,824	2,424	2,441	(25)

Net new money per advisor (CHF thousand)[6]	(17,029)	23,516	22,008

Invested assets per advisor (CHF thousand)[7]	187,159	234,504	236,879	(20)

International clients

Income	8,185	9,739	7,907	(16)

Invested assets (CHF billion)	682	1,013	862	(33)

Net new money (CHF billion)[2]	(71.3)	115.6	90.8

Gross margin on invested assets (bps)[3]	94	101	101	(7)

Swiss clients

Income	2,634	3,154	2,920	(16)

Invested assets (CHF billion)	189	281	276	(33)

Net new money (CHF billion)[2]	(29.7)	9.5	6.8

Gross margin on invested assets (bps)[3]	110	111	110	(1)

1 Includes social security contributions and expenses related to alternative investment awards.    2 Excludes interest and dividend income.    3 Income/average invested assets.  4  Operating expenses/income.    5 Income/average number of client advisors.    6 Net new money/average number of client advisors.    7 Average invested assets/average number of client advisors.

UBS business divisions and Corporate Center

Business unit reporting (continued)
	As of or for the year ended			% change from
CHF million, except where indicated	31.12.08	31.12.07	31.12.06	31.12.07

Attributed equity and risk-weighted assets

Average attributed equity (CHF billion)[1]	6.1

Return on attributed equity (RoaE) (%)[2]	59.0

BIS risk-weighted assets (CHF billion)[3]	25.2	63.1	51.5

Return on BIS risk-weighted assets (%)[4]	12.3	10.5	10.8

Goodwill and intangible assets (CHF billion)[5]	1.9	1.8	1.7

Additional information

Recurring income[6]	8,194	9,617	8,143	(15)

Client assets (CHF billion)	1,048	1,651	1,436	(37)

Personnel (full-time equivalents)	15,271	15,811	13,564	(3)

1 Refer to the “Capital management” section of this report for more information on the equity attribution framework, which was implemented in 2008.  2 Business unit performance before tax/average attributed equity.  3 BIS risk-weighted assets (RWA) are according to Basel II for 2008, and according to the Basel I framework for 2007 and 2006.  4 Business unit performance before tax/average BIS RWA.  5 2007 and 2006 represent goodwill and intangible assets in excess of 4% of BIS tier 1 capital.  6 Interest, asset-based revenues for portfolio management and account-based, distribution and advisory fees.

2008

Key performance indicators

In 2008, net new money outflows amounted to CHF 101.0 billion, compared with inflows of CHF 125.1 billion in 2007. This occurred in the context of continuing credit market turbulence and its impact on the firm’s operating performance and reputation. Outflows of net new money were most pronounced in September and the first half of October.

Invested assets, at CHF 870 billion on 31 December 2008, were down 33% from CHF 1,294 billion a year earlier, mainly reflecting sharply lower equity markets and the strong decline of major currencies against the Swiss franc, as well as net new money outflows.
The gross margin on invested assets was 97 basis points in 2008, down six basis points from a year earlier, as clients increased their allocation of lower-margin cash products. A further contributing factor was substantially lower levels of client transaction activity. Overall, recurring income made up 74 basis points of the margin in 2008, down from 77 basis points in 2007. Non-recurring income comprised 23 basis points of the margin in 2008, down 3 basis points from 2007.
The cost/income ratio increased to 63.1% in 2008 from 51.1% a year earlier. This increase is primarily due to general and administrative expenses from the recognition of a provision of CHF 917 million (USD 780 million) in connection with the US cross-border case (refer to the “Settlement regarding the US cross-border case” sidebar in this section for more information). Excluding the impact of these costs, the cost / income ratio would have increased to 54.6% in 2008 from the previous year.

Results

In 2008, pre-tax profit fell 43% to CHF 3,601 million, compared with the record CHF 6,310 million in 2007. This is partially due to a provision of CHF 917 million in connection with the US cross-border case. Excluding the impact of these costs, the pre-tax result would have fallen 28%, mainly reflecting the lower asset base and client transaction activity.

Operating income

Total operating income in 2008 was CHF 10,429 million, down 19% from CHF 12,892 million a year earlier. Recurring income decreased 15% on lower asset-based fees. Non-recurring income fell by 20% due to lower brokerage fees, reflecting decreased client transaction activity levels.

Operating expenses

At CHF 6,828 million, operating expenses in 2008 were up 4% from CHF 6,582 million a year earlier. This is primarily due to a provision of CHF 917 million in connection with the US cross-border case. Excluding the impact of these costs, the operating expenses would have decreased 10%, mainly due to lower performance-related compensation. This resulted in lower personnel expenses, which fell 20% to CHF 3,112 million in 2008 compared with CHF 3,873 million a year earlier. General and administrative expenses, at CHF 2,001 million, were up by 88% from CHF 1,064 million a year earlier due to the abovementioned provisions related to the US cross-border case. Expenses for services from other business units, at CHF 1,581 million in 2008, were up 3% from CHF 1,531 million the previous year, mainly reflecting increased consumption of services. Depreciation was CHF 97 million in 2008, almost unchanged from CHF 95 million a year earlier. Amortization of intangible assets was CHF 38 million, up CHF 19 million from 2007 mainly reflecting an impairment charge.

UBS business divisions and Corporate Center
Global Wealth Management & Business Banking

2007

Key performance indicators

In 2007, net new money was a record CHF 125.1 billion, compared with CHF 97.6 billion in 2006, representing an annual growth rate of 11% of the underlying invested asset base at year-end 2006. This outstanding result reflected increases in all geographical regions throughout the year, particularly in Asia Pacific and Americas, both a result of the growth strategy.

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
The gross margin on invested assets was 103 basis points in 2007, unchanged from a year earlier, as the increase in non-recurring margin following a sustained level of client activity was offset by a lower recurring margin. Overall, recurring income made up 77 basis points of the margin in 2007, down from 78 basis points in 2006. Non-recurring income comprised 26 basis points of the margin in 2007, up one basis point from 2006.
The cost/income ratio improved to 51.1% in 2007 from 52.0% a year earlier. The cost / income ratio improved for the fifth consecutive year despite the rise in costs in pursuit of the global expansion strategy. This improvement reflected the strong rise in income due to a higher asset base and higher volumes in lombard lending, which more than offset the increase in personnel expenses (mainly headcount increase and performance-related compensation) and general and administrative expenses.

Results

In 2007, pre-tax profit, at a record CHF 6,310 million, rose 21% compared with 2006. Total operating income was up 19% in 2007, reflecting a higher asset base and increased collateralized lending volumes and more client activity. Operating expenses, up 17% in 2007 from 2006, also rose as the business expanded.

Operating income

Total operating income in 2007 was CHF 12,892 million, up 19% from CHF 10,828 million a year earlier. This was the highest level ever, reflecting a rise in recurring as well as nonrecurring revenues. Recurring income increased 18% on rising asset-based fees, benefiting from strong net new money inflows. This was accentuated by higher interest income due to the expansion of lombard lending activities. Nonrecurring income rose 22% due to higher brokerage fees, reflecting high client activity levels.

Operating expenses

At CHF 6,582 million, operating expenses in 2007 were up 17% from CHF 5,631 million a year earlier, reflecting higher personnel expenses and general and administrative expenses as a result of ongoing business growth. Personnel expenses rose 22% to CHF 3,873 million in 2007 compared with CHF 3,173 million a year earlier, reflecting the increase in salaries due to business expansion and higher performance-related compensation. General and administrative expenses, at CHF 1,064 million, were up 20% in 2007 from CHF 885 million a year earlier due to increased expenses for travel and entertainment, premises and professional fees – all a consequence of continuous business expansion. Expenses for services from other business units, at CHF 1,531 million in 2007, were up 4% from CHF 1,479 million the previous year, mainly reflecting increased consumption. Depreciation was CHF 95 million in 2007, up 13% from CHF 84 million a year earlier because of continued business growth. Amortization of intangible assets was CHF 19 million, up CHF 9 million from 2006.

UBS business divisions and Corporate Center

Wealth Management US
Business description

Business

Wealth Management US provides wealth management services to US private clients. On 31 December 2008, the business unit had CHF 600 billion in invested assets.

Organizational structure

Wealth Management US is headquartered in Weehawken, New Jersey, where most corporate and operational functions are located. The client-facing organization consists of the branch network in the US and Puerto Rico, with more than 8,100 financial advisors. The branch network is staffed by regional managers, market area managers, branch office managers, financial advisors and administrative support staff.

Established as part of Global Wealth Management & Business Banking in 2005, the business unit continues to evolve to meet the specific needs of its client base. Key acquisitions and transactions over the last three years included:
–	August 2006 acquisition of the private client services branch network of Piper Jaffray.
–	February 2007 acquisition of the McDonald Investments’ private client branch network.
–	October 2008 saw the Investment Bank’s municipal securities operations serving private clients transfer to Wealth Management US (following UBS’s decision in June 2008 that its Investment Bank would exit the institutional municipal securities business).

Legal structure

In the US, the business unit operates through direct and indirect subsidiaries of UBS. Securities and operations activities are conducted primarily through three registered broker-dealers: UBS Financial Services Inc., UBS Financial Services Inc. of Puerto Rico and UBS Services USA LLC. Wealth Management US’s banking services include Federal Deposit Insurance Corporation (FDIC)-insured deposit accounts and enhanced collateralized lending services, which are conducted through UBS Bank USA, a federally regulated Utah bank.

Geographical presence in key markets

UBS business divisions and Corporate Center
Global Wealth Management & Business Banking

Competitors

Wealth Management US competes with national full-service brokerage firms, domestic and global private banks, regional broker-dealers, independent broker-dealers, registered investment advisors, commercial banks, trust companies and other financial services firms offering wealth management services to US private clients. In 2008, the financial crisis triggered consolidation within the industry that directly impacted the business unit’s major competitors: Citi Global Wealth Management, Merrill Lynch Global Wealth Management, Morgan Stanley Global Wealth Management Group and Wachovia Securities. Specifically, Merrill Lynch was acquired by Bank of America, effective 1 January 2009 and Wachovia Corporation was acquired by Wells Fargo, effective 31 December 2008. In January 2009, Morgan Stanley and Citi announced an agreement to combine Morgan Stanley’s Global Wealth Management Group and Citi’s Smith Barney unit into a joint venture called Morgan Stanley Smith Barney.

Clients and strategy

Wealth Management US is focused on the delivery of services tailored to meet the needs of four distinct client segments: ultra-high net worth (more than USD 10 million in investable assets), high net worth (USD 1 million to USD 10 million in investable assets), core affluent (USD 250,000 to USD 1 million in investable assets) and the emerging affluent (up to USD 250,000 in investable assets).

The business unit is committed to a number of strategic priorities, including gaining market share, achieving improved profitability, enhancing the client experience and attracting and retaining key talent.
One long-term strategy is to ensure the delivery of a high-quality and consistent client experience as defined by the four steps of the “UBS Client Experience”: understanding client needs, proposing appropriate solutions, agreeing on and implementing them, and reviewing progress toward client goals. To do so, the organization is focused on implementing a number of organic growth initiatives, infrastructure enhancements and staff development programs, all aimed at fundamentally improving the way financial advisors serve clients. In 2008, Wealth Management US expanded its services and capabilities by increasing its range of client-segment specific offerings. Two additional private wealth management offices were opened to service ultra-high net worth clients in Houston, Texas, and Boston, Massachusetts. With these openings, UBS has nine dedicated private wealth management offices across the US, with additional offices to be opened in select markets through 2010. In June 2008, the first group of UBS wealth advisors received accreditation from a new and comprehensive development program

Invested assets by asset class

Invested assets by client wealth

UBS business divisions and Corporate Center

designed by UBS for advisors focused on the high net worth segment. In the first and third quarters of 2008, investment centers in New Jersey and North Carolina were opened to serve emerging affluent clients.

Products and services

Wealth Management US offers clients a full array of wealth management services that focus on the individual investment needs of each client. Comprehensive planning supports clients through the various stages of their lives, including education funding, charitable giving, tax management strategies, estate strategies, insurance, retirement, and trusts and foundations. Advisors work closely with consultants who are subject-matter experts in areas such as wealth planning, asset allocation, retirement and annuities, alternative investments, structured products, and banking and lending. They also have access to Wealth Management Research content to support investment decisions.

Products and services are designed to meet a wide variety of investment objectives including capital appreciation, income generation, diversifying portfolio concentration and tax optimization. To address the full range of clients’ investment needs, Wealth Management US offers competitive lending and cash management services, including the Resource Management Account (RMA) product, credit cards, FDIC-insured deposits, securities-backed lending and mortgages. Additionally, through Corporate Employee Financial Services, it provides stock option and other related services to many of the largest US corporations and their executives.
The business unit’s clients have the option of transaction-based or asset-based pricing for their relationships. Clients who choose asset-based pricing have access to both discretionary and non-discretionary investment advisory programs. While non-discretionary advisory programs enable the client to maintain control over all transactions in the account, clients with discretionary advisory programs direct investment professionals to manage a portfolio on their behalf. Depending on the type of discretionary program, the client can give investment discretion to a qualified financial advisor, a team of UBS investment professionals or a third-party investment manager. Separately, mutual fund advisory programs are also offered, where a financial advisor works with the client to create a diversified portfolio of mutual funds guided by a research-driven asset allocation framework.
Transaction-based pricing offers access to a broad range of transaction products, including individual securities such as equities and fixed income instruments. To complement portfolio strategies, qualified clients may take advantage of the offerings in structured products and alternative investments.

UBS business divisions and Corporate Center
Global Wealth Management & Business Banking

Business performance

Business unit reporting
	As of or for the year ended			% change from
CHF million, except where indicated	31.12.08	31.12.07	31.12.06	31.12.07

Income	5,959	6,662	5,863	(11)

of which: ARS settlement impact	(60)

Credit loss (expense) / recovery	(25)		(2)	(1)

Total operating income	5,933	6,660	5,862	(11)

Cash components	3,806	4,352	3,686	(13)

Share-based components[1]	85	199	153	(57)

Total personnel expenses	3,891	4,551	3,839	(15)

General and administrative expenses	2,348	976	1,073	141

of which: ARS settlement impact	1,464

Services (to) / from other business units	238	314	281	(24)

Depreciation of property and equipment	94	79	74	19

Amortization of intangible assets	60	66	53	(9)

Total operating expenses	6,631	5,986	5,320	11

Business unit performance before tax	(698)	674	542

of which: ARS settlement impact	(1,524)

of which: business unit performance before tax excluding ARS settlement impact	826	674	542	23

Key performance indicators

Invested assets (CHF billion)	600	840	824	(29)

Net new money (CHF billion)[2]	(10.6)	26.6	15.7

Net new money including interest and dividend income (CHF billion)[3]	11.7	51.5	37.9	(77)

Gross margin on invested assets (bps)[4]	84	77	76	9

Cost / income ratio (%)[5]	111.3	89.9	90.7

Recurring income[6]	3,835	4,173	3,488	(8)

Financial advisor productivity

Revenues per advisor (CHF thousand)[7]	735	828	776	(11)

Net new money per advisor (CHF thousand)[8]	(1,307)	3,305	2,077

Invested assets per advisor (CHF thousand)[9]	87,876	107,719	101,922	(18)

Attributed equity and risk-weighted assets

Average attributed equity (CHF billion) [10]	7.3

Return on attributed equity (RoaE) (%) [11]	(9.5)

BIS risk-weighted assets (CHF billion) [12]	25.9	18.7	18.3

Return on BIS risk-weighted assets (%) [13]	(3.3)	3.6	3.0

Goodwill and intangible assets (CHF billion) [14]	4.3	4.0	4.3

Additional information

Client assets (CHF billion)	636	917	909	(31)

Personnel (full-time equivalents)	18,929	19,347	18,557	(2)

Financial advisors (full-time equivalents)	8,182	8,248	7,880	(1)

1 Includes social security contributions and expenses related to alternative investment awards.  2 Excludes interest and dividend income.  3 For purposes of comparison with US peers.  4 Income / average invested assets.  5 Operating expenses / income.  6 Interest, asset-based revenues for portfolio management and account-based, distribution and advisory fees.  7 Income / average number of financial advisors.  8 Net new money / average number of financial advisors.  9 Average invested assets / average number of financial advisors.  10 Refer to the “Capital management” section of this report for more information on the equity attribution framework, which was implemented in 2008.  11 Business unit performance before tax / average attributed equity.  12 BIS risk-weighted assets (RWA) are according to Basel II for 2008, and according to the Basel I framework for 2007 and 2006.  13 Business unit performance before tax / average BIS RWA.  14 2007 and 2006 represent goodwill and intangible assets in excess of 4% of BIS tier 1 capital.

UBS business divisions and Corporate Center

2008

Key performance indicators

In 2008, net new money outflows amounted to CHF 10.6 billion compared with inflows of CHF 26.6 billion in 2007, with net new money outflows concentrated in the second and third quarters. This reflects the credit market turbulence and its impact on the firm’s operating performance and reputation, which led to an increase in financial advisor attrition and clients diversifying assets away from the firm. Net new money improved to positive levels in the fourth quarter, with its strongest inflows occurring in December after financial advisor recruiting and retention. Including interest and dividends, net new money in 2008 was CHF 11.7 billion, down from CHF 51.5 billion in 2007.

Wealth Management US had CHF 600 billion in invested assets on 31 December 2008, down 29% from CHF 840 billion on 31 December 2007. This was a result of declining markets over the year, net new money outflows and the negative impact of currency translation. In US dollar terms, invested assets decreased 24% compared with a year earlier.
The gross margin on invested assets was 84 basis points in 2008, up from 77 basis points in 2007. The increase is mainly a result of a six basis point increase in the recurring income margin to 54 basis points, while the non-recurring margin increased one basis point to 30 basis points.
The cost/income ratio increased to 111.3% in 2008 from 89.9% in 2007. Following the auction rate securities (ARS) settlement in August 2008, Wealth Management US recorded losses of CHF 1,524 million, of which CHF 1,464 million were included in general and administrative expenses, and CHF 60 million were recognized as trading losses. Under the ARS settlement, Wealth Management US agreed to purchase ARS from clients at their par value. Up to fourth quarter 2008, the ARS settlement liability represented a provision. The liability was re-classified from provisions to negative replacement values in fourth quarter 2008, when ARS settlement rights, which are treated as derivative instruments, were issued and accepted by clients. Losses incurred post-reclassification represented trading losses. Excluding ARS-related charges, the cost / income ratio improved to 85.8% due to lower expenses, including reduced performance-based compensation accruals. Refer to the “Exposure to auction rate securities” sidebar in the “Risk concentration” section of this report for more information.
In 2008, recurring income was CHF 3,835 million, down 8% from CHF 4,173 million a year earlier. Excluding the impact of currency fluctuations, recurring income increased 6% in 2008, driven by growth in net interest income from increased deposit balances, while recurring fee income declined slightly due to lower asset levels. Recurring income represented 65% of total operating income in 2008, compared with 63% in 2007.
Revenues per advisor decreased in 2008 to CHF 735,000 from CHF 828,000 in 2007. In US dollar terms, revenue per advisor increased 2% as higher recurring income was partly offset by lower transactional revenue. The number of financial advisors at 31 December 2008 was 8,182, down 66 or 1% from a year earlier. Turnover among financial advisors was concentrated among lower producing advisors, including trainees.

Results

For full-year 2008, Wealth Management US recorded a pre-tax loss of CHF 698 million compared with a pre-tax profit of CHF 674 million in 2007. Driving the decline were total ARS-related charges of CHF 1,524 million taken during 2008. Excluding these charges, the pre-tax result would have increased 23%. In US dollar terms and excluding ARS-related charges, the pretax performance would have increased 41% driven by resilient operating income growth during a challenging environment, coupled with a decline in expenses, including lower performance-based compensation accruals.

Operating income
In 2008, total operating income was CHF 5,933 million, down 11% from CHF 6,660 million in 2007. Excluding currency effects and ARS related trading losses, operating income increased 4% from 2007. The increase in operating income reflects stronger net interest income related to an increase in deposit balances, and a positive impact of the new equity attribution framework introduced in first quarter 2008, partly offset by lower transactional revenue and an increase in credit losses.

Operating expenses
Total operating expenses rose 11% to CHF 6,631 million in 2008 from CHF 5,986 million in 2007. Excluding ARS-related expenses, operating expenses declined 14%. In US dollar terms and excluding ARS-related expenses, operating expenses declined 1%. On this basis, personnel expenses decreased 2% driven by lower performance-based compensation accruals, partly offset by higher severance costs related to staff reductions. Excluding ARS-related expenses, non-personnel costs (including general and administrative expenses, depreciation and amortization expenses, and services provided to and received from other business units), rose 2% in US dollar terms due to an increase in depreciation costs, while total general and administrative expenses were essentially flat from the prior year.

UBS business divisions and Corporate Center
Global Wealth Management & Business Banking

2007

Key performance indicators

The inflow of net new money in 2007 was CHF 26.6 billion, up from CHF 15.7 billion a year earlier, reflecting reduced outflows from existing clients and the recruitment of experienced advisors. Including interest and dividends, net new money in 2007 was CHF 51.5 billion, up from CHF 37.9 billion in 2006.

Wealth Management US had CHF 840 billion in invested assets on 31 December 2007, up 2% from CHF 824 billion on 31 December 2006. This was a result of rising markets over the year, net new money inflows and the first-time inclusion of former McDonald Investments’ assets. These increases were partly offset by the negative impact of currency translation. In US dollar terms, invested assets increased 10% compared with a year earlier.
The gross margin on invested assets was 77 basis points in 2007, up from 76 basis points in 2006. The increase is mainly a result of a higher recurring income margin, while the non-recurring margin decreased.
The cost/income ratio was 89.9% for 2007, compared with 90.7% in 2006. The improvement in the cost/income ratio reflects higher operating income due to strong growth in recurring income, partially offset by a rise in expenses mainly reflecting higher personnel expenses in support of growth initiatives and the integration of the McDonald Investments’ private client branch network.
In 2007, recurring income was a record CHF 4,173 million, up 20% from CHF 3,488 million a year earlier. Excluding the impact of currency fluctuations, recurring income was up 23% in 2007 from 2006. This increase mainly reflects higher levels of managed account fees on a year-end record level of invested assets, higher investment advisory fees and higher net interest income. Recurring income represented 63% of operating income in 2007, compared with 60% in 2006.
Revenues per advisor increased in 2007 to CHF 828,000 from CHF 776,000 in 2006 as a higher average number of financial advisors was able to produce significantly higher recurring income than a year earlier. The number of financial advisors rose 5% compared with 2006, increasing by 368 advisors to 8,248 at the end of 2007, while recurring income increased 20%.

Results

In 2007, Wealth Management US reported a pre-tax profit of CHF 674 million, compared with CHF 542 million in 2006. In US dollar terms, performance in 2007 was up 27% from 2006. Performance in 2007 benefited from record levels of recurring income and lower general and administrative expenses. This was partly offset by higher personnel expenses.

Operating income
In 2007, total operating income was CHF 6,660 million, up 14% from CHF 5,862 million in 2006. Excluding currency effects, operating income increased 16% from 2006. The increase in operating income reflected the record recurring income (driven by increased asset levels in managed account products) and increased transactional revenue.

Operating expenses
Total operating expenses rose 13% to CHF 5,986 million in 2007 from CHF 5,320 million in 2006. Excluding currency effects, operating expenses were 15% higher.

Personnel expenses increased CHF 712 million or 19%, with higher salaries as well as share-based compensation. This reflects rising headcount due to organic growth and the McDonald Investments’ private client branch network inclusion. General and administrative expenses decreased 9% to CHF 976 million in 2007 from CHF 1,073 million in 2006. In US dollar terms, they fell 7%, primarily reflecting lower provisions compared with 2006. Services from other business units increased 12% from CHF 281 million in 2006 to CHF 314 million in 2007. Depreciation was higher due to leasehold improvements. The amortization of intangibles was CHF 66 million in 2007, up 25% from CHF 53 million, mainly due to the acquisition of the McDonald Investments’ private client branch network and the full-year impact of the acquisition of the Piper Jaffray’s private client services branch network.

UBS business divisions and Corporate Center

Business Banking Switzerland
Business description

Business

Business Banking Switzerland is UBS’s retail and commercial banking unit and the leading bank in Switzerland. At the end of 2008, business banking Switzerland had CHF 129 billion in invested assets. UBS also leads the Swiss lending and retail mortgage markets, with a total loan book of CHF 143 billion on 31 December 2008.

Organizational structure

Business Banking Switzerland is home to the firm’s Swiss branch network for corporate and individual clients. It is organized in eight geographical regions. The customer services network includes e-banking services, customer service centers, 1,260 automated teller machines (ATMs) and 303 branches across Switzerland.

To meet the needs of private clients, which are changing in line with technological advances, Business Banking Switzerland pursues an integrated, multi-channel strategy. It uses technology to complement, rather than replace, the traditional physical branch network. Standard transactions can be executed using one of the electronic channels, enabling client advisors to focus on providing advice and developing financial solutions. For basic products and services, technology is used to ensure around-the-clock availability. Customer service centers exist in five locations and provide basic information and support 24 hours a day via telephone. Additionally, in 65 of the UBS branches in Switzerland, a two-zone concept has been implemented:
standard transactions are executed via ATMs, while client advisors, sitting in an open plan desk area next to the ATMs, focus on giving clients value-added advice. Clients make extensive use of e-banking channels. On 31 December 2008, more than 600,000 clients had active e-banking contracts and more than 80% of all payment orders were made in 2008 through electronic channels.

Competitors

UBS’s major competitors are the banks that are active in the retail and corporate banking market in Switzerland. This group includes Credit Suisse, the country’s cantonal banks, Raiffeisen Bank, other regional or local Swiss banks and foreign bank branches in Switzerland.

Clients and products

The business unit serves both retail and commercial clients, including financial institutions.

Approximately 2.5 million individual Switzerland-based clients are served through over 3 million accounts, mortgages and other financial relationships. Through the client service networks described above, individual clients can access services such as a comprehensive selection of cash accounts, savings products, advisory services, residential mortgages, pensions and life insurance.
Of the approximately 135,000 corporate clients, about 200 are major companies with operations spanning a broad range of markets and geographical regions and therefore

Invested assets by asset class

UBS business divisions and Corporate Center
Global Wealth Management & Business Banking

require advanced financing and risk management skills as well as comprehensive access to the capital markets for funding needs; about 8,200 are large companies requiring expertise in handling complex financial transactions, including the selection and design of investment products, assistance in complex mergers and acquisitions or provision of structured financing; and some 126,000 are small- and medium-sized enterprises requiring local market expertise and access to a full range of products and services. In addition, substantial business process support is available (ranging from transactional payments and securities services to the facilitation of cross-border transactions with trade finance products).
Global custody services offer institutional investors the opportunity to consolidate multiple-agent bank relationships into a single, cost-efficient global custodial relationship. This simplifies their processing and administration arrangements and allows them to take advantage of other services, such as flexible consolidated performance reporting and powerful portfolio management tools.
Payments, securities and custodial services are offered to more than 3,000 financial institutions worldwide. Other banks which lack UBS’s scale can also outsource their payment, security or custodial services in order to benefit from UBS’s scale efficiencies.

Total lending portfolio, gross

On 31 December 2008, the total lending portfolio was CHF 143 billion, gross. Of this amount, mortgages comprised CHF 116 billion, with 84% being residential mortgages. Continued discipline in implementing risk-adjusted pricing has resulted in a strengthened focus of origination efforts on higher-quality exposures with an attractive risk/return relationship. The introduction of this model has resulted in a clear improvement in the risk profile of the business unit’s lending portfolio.
è	Refer to the “Credit risk” section of this report for more information on UBS’s credit portfolio.

Recovery portfolio

A dedicated team of recovery specialists assists clients that are unable to meet their financial obligations. Economic recovery can be achieved through restructuring or through liquidation of available collateral in order to limit the financial loss on the loan. The recovery portfolio amounted to CHF 2.3 billion on 31 December 2008. Since the end of 1998, successful recovery efforts have reduced the portfolio by more than 91% and non-performing loans have decreased from CHF 14.0 billion to CHF 1.5 billion, resulting in a ratio of non-performing loans to total lending portfolio of 0.9%.

Total lending portfolio by category, gross

Development of UBS’s recovery portfolio, 2000-2008

UBS business divisions and Corporate Center

Business performance

Business unit reporting
	As of or for the year ended			% change from
CHF million, except where indicated	31.12.08	31.12.07	31.12.06	31.12.07

Interest income	3,234	3,470	3,339	(7)

Non-interest income	1,790	1,816	1,746	(1)

Income	5,024	5,286	5,085	(5)

Credit loss (expense) / recovery	(5)	31	109

Total operating income	5,019	5,317	5,194	(6)

Cash components	2,348	2,508	2,389	(6)

Share-based components[1]	27	76	50	(64)

Total personnel expenses	2,376	2,584	2,439	(8)

General and administrative expenses	1,018	1,138	1,120	(11)

Services (to) / from other business units	(893)	(739)	(720)	(21)

Depreciation of property and equipment	70	67	74	4

Amortization of intangible assets	0	0	0

Total operating expenses	2,570	3,050	2,913	(16)

Business unit performance before tax	2,449	2,267	2,281	8

Key performance indicators

Invested assets (CHF billion)	129	164	161	(21)

Net new money (CHF billion)[2]	(11.4)	4.6	1.2

Cost/income ratio (%)[3]	51.2	57.7	57.3

Impaired lending portfolio as a % of total lending portfolio, gross	1.0	1.2	1.7

Attributed equity and risk-weighted assets

Average attributed equity (CHF billion)[4]	3.8

Return on attributed equity (RoaE) (%)[5]	64.0

BIS risk-weighted assets (CHF billion)[6]	38.0	87.9	85.4

Return on BIS risk-weighted assets (%)[7]	6.1	2.6	2.7

Goodwill and intangible assets (CHF billion)[8]	0.0	0.0	0.0

Additional information

Client assets (CHF billion)	709	986	992	(28)

Personnel (full-time equivalents)	15,341	16,085	16,079	(5)

1 Includes social security contributions and expenses related to alternative investment awards.  2 Excludes interest and dividend income.  3 Operating expenses/income.  4 Refer to the “Capital management” section of this report for more information about the equity attribution framework, which was implemented in 2008.  5 Business unit performance before tax/average attributed equity.  6 BIS risk-weighted assets (RWA) are according to Basel II for 2008, and according to the Basel I framework for 2007 and 2006.  7 Business unit performance before tax/average BIS RWA.  8 2007 and 2006 represent goodwill and intangible assets in excess of 4% of BIS tier 1 capital.

UBS business divisions and Corporate Center
Global Wealth Management & Business Banking

2008

Key performance indicators

Net new money outflows totaled CHF 11.4 billion in 2008, compared with an inflow of CHF 4.6 billion in 2007. This was mainly due to clients’ diversification of assets and reevaluation of banking relationships in the context of continuing global market turmoil.

Invested assets fell to CHF 129 billion in 2008 from CHF 164 billion a year earlier, driven by negative market developments and net new money outflows.
In 2008 the cost/income ratio stood at 51.2%, strongly improved from 57.7% a year earlier due to a 16% decrease in operating expenses reflecting cost-cutting measures.
Business Banking Switzerland’s loan portfolio was CHF 143.0 billion on 31 December 2008, down 2% from the previous year.
The key credit quality ratio of the impaired lending portfolio, gross, to the total lending portfolio, gross, improved to 1.0% compared with 1.2% in 2007.

Results

Pre-tax profit in 2008 was a record CHF 2,449 million, CHF 182 million, or 8% above the result achieved in 2007 due to a strong decrease in operating expenses reflecting stringent cost-cutting measures as well as higher charges paid to this business unit for services provided to other businesses.

Operating income

Total operating income in 2008 was CHF 5,019 million, down from 2007’s level of CHF 5,317 million. Interest income decreased 7% to CHF 3,234 million in 2008 from CHF 3,470 million in 2007. This decrease reflects lower deposit and loan volumes as well as lower margins on mortgages. Non-interest income decreased CHF 26 million to CHF 1,790 million in 2008 from CHF 1,816 million in 2007, reflecting the lower asset base. Credit loss, at CHF 5 million in 2008, deteriorated from credit loss recoveries of CHF 31 million in 2007.

Operating expenses

Operating expenses in 2008 were CHF 2,570 million, down 16% from CHF 3,050 million in 2007. Personnel expenses, at CHF 2,376 million, were down 8% from CHF 2,584 million in 2007, reflecting lower performance-related compensation accruals. General and administrative expenses, at CHF 1,018 million in 2008, were 11% lower than the CHF 1,138 million recorded in 2007. Net charges to other business units continued to rise for the fourth consecutive year to CHF 893 million in 2008 from CHF 739 million in 2007 because of higher consumption of services in other businesses. Depreciation in 2008 slightly increased to CHF 70 million from CHF 67 million in 2007.

UBS business divisions and Corporate Center

2007

Key performance indicators

Net new money was CHF 4.6 billion in 2007, CHF 3.4 billion higher than the inflow of CHF 1.2 billion in 2006. This was due to an increase in inflows from existing clients.

Invested assets rose to CHF 164 billion in 2007 from CHF 161 billion a year earlier, driven by positive market developments and net new money inflows. This was slightly offset by the transfer of assets to Wealth Management International & Switzerland, which occurred over the course of 2007, when UBS transferred CHF 9.2 billion in client assets from the Business Banking Switzerland business unit to the Wealth Management International & Switzerland business unit, reflecting the development of client relationships. In 2006, UBS transferred CHF 8.2 billion in client assets for the same reason.
In 2007 the cost/income ratio was 57.7%, compared with 57.3% a year earlier.
Business Banking Switzerland’s gross lending portfolio was CHF 145.5 billion on 31 December 2007, up 1% from the previous year. This positive development was also reflect-ed in the key credit quality ratio of the impaired lending portfolio, gross, to the total lending portfolio, gross, which was 1.2% compared with 1.7% in 2006.

Results

Pre-tax profit in 2007 was CHF 2,267 million, CHF 14 million or 1% below the result achieved in 2006, as the increase in operating expenses outpaced income growth. In 2007, interest income rose on higher volumes and margin on liabilities, while non-interest income rose due to higher asset-based and brokerage fees.

Operating income

Total operating income in 2007 was CHF 5,317 million, up from the 2006 level of CHF 5,194 million. Interest income increased 4% to CHF 3,470 million in 2007 from CHF 3,339 million in 2006. The slight increase reflects the expansion of the business unit’s loan portfolio and the higher margin on liabilities. Non-interest income increased by CHF 70 million to CHF 1,816 million in 2007 from CHF 1,746 million in 2006, reflecting a higher asset base as well as higher trading income. Credit loss recoveries were CHF 31 million in 2007, a decrease from recoveries of CHF 109 million in 2006.

Operating expenses

Operating expenses in 2007 were CHF 3,050 million, up 5% from CHF 2,913 million in 2006. Personnel expenses, at CHF 2,584 million, were up 6% from CHF 2,439 million in 2006 due to higher salary costs for the employee pension plan in Switzerland, related to its change from a defined benefit to a defined contribution plan. General and administrative expenses, at CHF 1,138 million in 2007, rose and were 2% higher than the CHF 1,120 million recorded in 2006. Net charges to other business units continued to rise to CHF 739 million in 2007 from CHF 720 million in 2006 because of higher consumption of services in other business units. Depreciation in 2007 decreased to CHF 67 million from CHF 74 million in 2006.

UBS business divisions and Corporate Center
Global Asset Management

Global Asset Management

Business description

One of the world’s leading asset managers, Global Asset Management provides investment capabilities and services to private clients, financial intermediaries and institutional investors.

Business

This business division offers a wide range of investment capabilities and services across all major asset classes including equities, fixed income, asset allocation, currency, risk management, hedge funds, real estate, infrastructure, private equity and fund administration. Invested assets totaled CHF 575 billion on 31 December 2008, making Global Asset Management one of the largest institutional asset managers and hedge fund of funds managers in the world. This business division is also one of the largest mutual fund managers in Europe and the largest in Switzerland.

Revenues and key performance indicators are reported according to two principal asset management client segments: institutional (for example, corporate and public pension plans, governments and their central banks) and wholesale intermediary (for example, financial intermediaries, including Wealth Management, and selected third parties).

Strategy

The financial crisis of 2008 is likely to have a major adverse impact on the immediate growth prospects of the asset management industry. A key change that could depress future growth in certain areas but provide opportunities in others is increased aversion to risk among investors. Investors are considering risk not only in terms of volatility and the possibility of underperformance in asset classes but also in terms of the liquidity constraints related to the ability to redeem investments as well as counterparty risks.
In the longer term, however the industry outlook remains strong as fundamental drivers over the past two decades have not changed and, indeed, have now been reinforced. Strong growth has been driven by the recognition, both within government and outside, of the need for increased retirement savings as median populations age and pressures on public finances correspondingly increase. This has created a growing industry in both established markets and, more recently, the new markets of the Middle East, South America and Asia Pacific.
Global Asset Management’s diversified business model will allow it to continue to service growth segments by offering a wide range of products from boutique-like capabilities to various markets and distribution channels. Global Asset Management’s wide spectrum of investment capabilities puts it in a strong position to further develop a holistic range of investment solutions including liability-driven investment and retirement products. This business division is well posi-

Key focus areas

UBS business divisions and Corporate Center

tioned to capture opportunities with the move towards more tangible asset classes such as infrastructure, real estate and private equity. It will also continue to drive its third-party wholesale initiative forward, particularly in Europe and the Americas.

Organizational structure

This business division is headquartered in London, with other main offices in Chicago, Frankfurt, Hartford, Hong Kong, New York, Paris, Rio de Janeiro, Sydney, Tokyo, Toronto and Zurich, and employs around 3,800 persons in 25 countries.

Significant recent acquisitions and business transfers
–	In December 2006, UBS completed its acquisition of Banco Pactual and renamed the asset management business UBS Pactual Asset Management. It is currently the seventh largest asset manager in Brazil with invested assets of approximately CHF 19 billion on 31 December 2008.
–	In May 2007, UBS announced the closure of Dillon Read Capital Management (DRCM). The business was formed in June 2005 and officially launched in June 2006. The business had two arms – one managing existing proprietary assets transferred from UBS Investment Bank, the other established to manage outside investor assets. As the development of the business did not meet original expectations, it was closed in May 2007.
–	In July 2007, UBS purchased a 51% stake in Daehan Investment Trust Management Company Ltd. (DIMCO) from Hana Daetoo Securities (formerly Daehan Investment & Securities Company Ltd.), a wholly owned subsidiary of Hana Financial Group. DIMCO was renamed UBS Hana Asset Management Company Ltd. internationally and Hana UBS Asset Management in Korea and is one of the market leaders in the Korean asset management industry, with invested assets of CHF 13 billion on 31 December 2008.
–	In February 2008, UBS acquired 100% of the Caisse Centrale de Réescompte (CCR) Group in France from Commerzbank. The businesses of the CCR Group are being combined into the asset management and wealth management businesses of UBS in France. CCR Group had invested assets of CHF 4 billion on 31 December 2008.
–	In August 2008, UBS sold its 24.9% stake in Adams Street Partners to its remaining shareholders. The transaction closed on 6 August 2008.

Competitors

Global Asset Management’s competitors range from global competitors in active investments (such as Fidelity Investments, AllianceBernstein Investments, BlackRock, JP Morgan Asset Management, Deutsche Asset Management and Goldman Sachs Asset Management) to those managed on a regional or local basis or specializing in particular asset classes. In the real estate, hedge fund, infrastructure and regional private equity investment areas, competitors tend to be specialist niche players who focus mainly on one asset class.

It is likely that the current market turmoil will alter the composition of the asset management industry and its participants. Successful competitors are expected to be well- diversified, large asset managers – structured as either multi-boutiques or with a more traditional structure that can benefit from economies of scale – with access to a wide range of asset classes and a broad global distribution.

Invested assets by client type

Institutional/wholesale intermediary revenues

UBS business divisions and Corporate
Center Global Asset Management

Products and services

Investment management products and services are offered in the form of segregated, pooled and advisory mandates along with a range of more than 500 registered investment funds, exchange-traded funds and other investment vehicles across all major asset classes.
–	Equities offers a full spectrum of investment styles with varying risk and return objectives. It has three investment pillars with distinct strategies – core/value (portfolios managed according to a price to intrinsic value philosophy), growth investors (a quality global growth manager) and structured equities (strategies that employ proprietary analytics and quantitative methods).
–	Fixed income offers a diverse range of global, regional and local market-based investment strategies that cover a wide range of benchmarks. Its capabilities include “core” government and corporate bond strategies, complemented by extended strategies such as high-yield and emerging market debt.
–	Alternative and quantitative investments has two primary business lines – multi-manager (or fund of funds) and single manager. The former constructs portfolios of hedge funds and other alternative investments operated by third-party managers, allowing clients diversified exposure to a range of hedge funds, private equity and infrastructure strategies. O’Connor is a key provider of single manager global hedge funds.
–	Global real estate actively manages real estate investments in Asia, Europe and the US across all major sectors. Its capabilities include core, value-added and opportunistic strategies on a global, regional and country basis, and are offered through open and closed-end private funds, funds of funds, individually managed accounts and publicly traded real estate securities globally.
–	Global investment solutions offers asset allocation, currency, risk management and advisory services. It manages a wide array of domestic, regional and global balanced portfolios, currency mandates, structured portfolios and absolute return strategies which invest in internal and external portfolios.
–	Infrastructure and private equity is involved in the origination and management of specialist funds that invest in infrastructure and other private assets globally.
–	Fund services, the global fund administration business, provides professional services, including legal set up, reporting and accounting for retail and institutional investment funds, for hedge funds and for other alternative funds.

Investment performance full-year 2008

The decline in almost all financial markets that began in the latter half of 2007 continued in 2008 and accelerated towards the end of the year. Investors became increasingly risk averse and sensitive to news flow thus creating very volatile market conditions, even in perceived lower risk sectors such as money markets. Across the asset management industry, this difficult environment led to a wide dispersion of investment performance.

Among equity strategies, a higher proportion equaled or exceeded their benchmark for 2008 than for 2007, with most strategies also improving their relative standings compared with peers. This notable improvement in relative performance followed the leadership and broader personnel changes initiated during 2007. In core/value equities, the strongest performance for the year was seen in European

Invested assets by region1

1 Assets represented are totals for the Global Asset Management business division worldwide. The regional split is based on the client servicing location.

Institutional invested assets by asset class

UBS business divisions and Corporate Center

Investment capabilities and services

Alternative and
		quantitative	Global	Global investment	Infrastructure and
Equities	Fixed income	investments	real estate	solutions	private equity	Fund services

Core/value	Global	Single manager hedge funds	Global	Global	Direct infrastructure investment	Alternative funds
Global	Country and regional		Country and regional	Country and regional		Investment funds

Country and regional	Sector specific	Multi-manager hedge funds	Private strategies	Asset allocation	Listed infrastructure securities
Emerging markets	Emerging markets		Real estate securities	Currency management

Specialist	High yield	Quantitative	Agriculture	Return and risk targeted	Direct private equity
investment

Growth investors	Structured credit	Infrastructure fund of funds		Structured portfolios
Global	Liquidity/short duration			Risk management and	Global and regional
advisory services
Country and regional	Indexed	Private equity fund of funds
Structured equities

Systematic alpha

Quantitative equities

Portfolio construction
solutions
(including passive)

and in Canadian and Australian equities. European equities performance was particularly strong in the second half of the year and, overall, sector positioning contributed positively, especially overweights to telecoms and pharmaceuticals and an underweight to materials. Global equity strategies showed distinct performance improvement during the year, despite some setbacks in the fourth quarter where a range of positive contributors were insufficient to fully offset the drag on performance of only modest overweights to banks and diversified financials. US equity strategies had a very difficult first half, followed by a strong third quarter and a weaker fourth quarter. Contributors to performance varied quarter by quarter but, over the year as a whole, underweights to energy and materials were the largest detractors. Overweights to utilities and telecoms were positives, although the latter was offset by weak stock selection in the sector.

Growth equities strategies posted mixed performance results with the US large cap growth and US mid cap growth strategies marginally outperforming their benchmarks while other strategies underperformed for the year. The first and second halves of the year delivered markedly different results. At the end of the second quarter, all major strategies were outperforming their respective benchmarks for the year to date. The accelerated deleveraging of the second half of the year saw an indiscriminate and broad-based sell-off in the global equity markets that put significant pressure on growth

Wholesale intermediary invested assets by asset class

UBS business divisions and Corporate
Center Global Asset Management

stocks and more than erased the outperformance of the first half of the year. Longer-term returns from growth strategies generally remain strong.

2008 was another dramatic year for global bond markets. Some easing of financial market stress was evident towards the end of the first quarter but this was soon reversed as the economic outlook deteriorated. Levels of stress in money markets, government and corporate bond markets increased dramatically during the third quarter, culminating with the Lehman bankruptcy in September. Despite historic levels of government and central bank intervention globally, the third quarter saw a substantial flight to quality in fixed income markets. Corporate bond yield spreads (the difference in yield versus government bonds) increased substantially. In the fourth quarter, central banks cut rates aggressively and combined with falling inflation expectations, this led to substantial falls in yield in developed government bond markets. Despite the announced bank bail-out plans, yield spreads on financial sector bonds widened to record levels. A combination of these factors and our portfolio positioning led to significant underperformance of US, UK, global aggregate and absolute return strategies. The structured credit exposure in some of these strategies was a factor, although less so as the year progressed as a result of exposures being reduced. In contrast, European aggregate, Australian, US municipal and high yield strategies outperformed. Money market funds continued to achieve their capital preservation objectives and Global Asset Management did not need to support its large funds, including its US 2a7, Swiss or Luxembourg money market funds. Refer to the disscusion on other types of support in the “Off-balance sheet” section of this report for more information on UBS’s support to non-consolidated funds in its wealth and asset management businesses.
Multi-asset strategies, including the global securities composite, underperformed their benchmarks in 2008, largely as a result of asset allocation and bond selection in some of the underlying portfolios. Equity selection was mixed and currency management was strongly positive. At the beginning of 2008, the asset allocation position in equities was neutral. As equity valuations became more favorable and there were clear signals that the authorities were seeking to support the financial system, exposure to equities was gradually increased at the expense of government bonds. This market positioning detracted from performance for the year but is expected to contribute positively in the long term. Dynamic alpha strategies posted significantly negative returns in 2008 due to the overall long exposure in equities built up over the course of the year. Positive contributions came from the positioning within equity markets. Currency strategy performed very strongly across all strategies for the year. Currency strategy had been quite aggressively positioned against the large exchange rate misevaluations that had resulted from the popularity of carry trades (borrowing in a lower yielding currency to invest in a high yielding currency). The unwinding of carry trades in more risk-averse markets meant that this strategy paid off.

In alternative and quantitative investments, hedge fund performance in 2008 reflected the unprecedented market dislocations and asset price destruction that occurred globally. In the multi-manager business, the vast majority of funds of funds posted losses in absolute terms as most hedge fund strategies were affected by the extreme market conditions. Among the O’Connor single manager hedge funds, performance was mixed: multi-strategy alpha was negative (but out performed many peers), while fundamental long/short neutral and currency and rates strategies were notably positive for the year.
Overall, invested assets in the global real estate business declined moderately against a background of falling property values and investor risk aversion. Investment performance for some of our direct real estate funds subsequently came under pressure, notably in the UK and US. In contrast, funds in certain markets, notably Germany and Switzerland, achieved positive absolute returns. Global real estate securities strategies suffered in absolute terms over the year but their long-term relative performance against benchmark began to see some recovery.
2008 was a significant year for the infrastructure and private equity business. The core global direct investment infrastructure fund (the UBS International Infrastructure Fund) reached its final close in October, raising USD 1.52 billion. The underlying investments are performing well, benefiting from their defensive attributes and strong underlying cash flows from operating companies. The fund itself is delivering positive absolute returns. In contrast, global infrastructure securities strategies suffered negative performance for the year, in line with the wider equities markets. The launches of complementary, regionally-focused infrastructure and private equity fund initiatives were announced during 2008 with joint venture partners Abu Dhabi Investment Company and MerchantBridge respectively.

UBS business divisions and Corporate Center

Business performance

Business division reporting
	As of or for the year ended			% change from
CHF million, except where indicated	31.12.08	31.12.07	31.12.06	31.12.07

Institutional fees	1,659 [1]	2,370	1,803	(30)

Wholesale intermediary fees	1,246	1,724	1,417	(28)

Total operating income	2,904	4,094	3,220	(29)

Cash components	922	1,632	1,305	(44)

Share-based components[2]	4	224	270	(98)

Total personnel expenses	926	1,856	1,575	(50)

General and administrative expenses	434	559	399	(22)

Services (to)/from other business units	150	153	(105)	(2)

Depreciation of property and equipment	29	53	27	(45)

Amortization of intangible assets	33	19	4	74

Total operating expenses	1,572	2,640	1,900	(40)

Business division performance before tax	1,333	1,454	1,320	(8)

Key performance indicators

Cost/income ratio (%)[3]	54.1	64.5	59.0

Institutional

Invested assets (CHF billion)	335	522	519	(36)

of which: money market funds	42	32	28	31

Net new money (CHF billion)[4]	(55.6)	(16.3)	29.8

of which: money market funds	6.0	6.7	11.0

Gross margin on invested assets (bps)[5]	38	44	38	(14)

Wholesale intermediary

Invested assets (CHF billion)	240	369	347	(35)

of which: money market funds	80	70	59	14

Net new money (CHF billion)[4]	(47.4)	0.6	7.4

of which: money market funds	15.2	4.8	(2.5)

Gross margin on invested assets (bps)[5]	41	47	43	(13)

Attributed equity and risk-weighted assets

Average attributed equity (CHF billion)[6]	3.0

Return on attributed equity (RoaE) (%)[7]	44.4

BIS risk-weighted assets (CHF billion)[8]	8.5	3.8	2.7

Return on BIS risk-weighted assets (%)[9]	18.9	49.5	62.5

Goodwill and intangible assets (CHF billion)[10]	2.2	2.1	1.7

Additional information

Invested assets (CHF billion)	575	891	866	(35)

Net new money (CHF billion)[4]	(103.0)	(15.7)	37.2

Personnel (full-time equivalents)	3,786	3,625	3,436	4

1 Includes a gain of CHF 168 million on the sale of a minority stake in Adams Street Partners.  2 Includes social security contributions and expenses related to alternative investment awards.  3 Operating expenses/income.  4 Excludes interest and dividend income.  5 Operating income/average invested assets.  6 Refer to the “Capital management” section of this report for more information on the equity attribution framework, which was implemented in 2008.  7 Business division performance before tax / average attributed equity.  8 BIS risk-weighted assets (RWA) are according to Basel II for 2008, and according to the Basel I framework for 2007 and 2006.  9 Business division performance before tax / average BIS RWA.  10 2007 and 2006 represent goodwill and intangible assets in excess of 4% of BIS tier 1 capital.

UBS business divisions and Corporate
Center Global Asset Management

2008

Key performance indicators

Net new money

Net new money outflows were CHF 103.0 billion for full-year 2008, compared with outflows of CHF 15.7 billion for full-year 2007. Flows through UBS channels – namely the asset management flows relating to Global Wealth Management & Business Banking clients – accounted for more than a third of these full year 2008 outflows and UBS reputational issues also impacted third-party flows.
Outflows of institutional net new money were CHF 55.6 billion, up from CHF 16.3 billion. Excluding money market flows, outflows increased to CHF 61.6 billion from CHF 23.0 billion. Net outflows were reported in multi-asset, fixed income, equities and alternatives mandates.
Outflows of wholesale intermediary net new money were CHF 47.4 billion, compared with an inflow of CHF 0.6 billion in 2007. Excluding money market flows, outflows of net new money increased to CHF 62.6 billion from CHF 4.2 billion. Outflows were mainly reported in multi-asset, equities and fixed income funds.

Invested assets

Institutional invested assets were CHF 335 billion on 31 December 2008, down from CHF 522 billion on 31 December 2007. This decrease reflects the negative impact of financial market developments, net new money outflows and currency fluctuations.
Wholesale intermediary invested assets were CHF 240 billion on 31 December 2008, down from CHF 369 billion on 31 December 2007, reflecting the negative impact of financial market developments and net new money outflows and, to a lesser extent, currency fluctuations.

Gross margin

The gross margin on institutional invested assets was 38 basis points compared with 44 basis points in 2007. The decline in gross margin was mainly due to lower performance fees from alternative and quantitative investments and the Brazilian asset management business and to a negative asset-mix effect from a higher proportion of money market funds to total invested assets.
The gross margin on wholesale intermediary invested assets was down 6 basis points to 41 basis points, mainly due to lower performance fees from the Brazilian asset management business and a change in asset-mix to lower margin products.

Cost/income ratio

The cost/income ratio was 54.1% compared with 64.5% in 2007. This improvement was primarily due to the closure of Dillon Read Capital Management (DRCM) in 2007, the sale of a minority stake in Adams Street Partners in 2008 and lower incentive compensation provisions combined with changes to the forfeiture provisions of future share-based awards.

Results

Pre-tax profit for full year 2008 was CHF 1,333 million, an 8% decrease from CHF 1,454 million in 2007. Excluding costs related to the closure of DRCM in 2007 and the gain from the sale of the minority stake in Adams Street Partners in 2008, full-year pre-tax profit would have decreased CHF 501 million.

Operating income

Total operating income declined 29% to CHF 2,904 million from CHF 4,094 million, driven largely by a significant decline in equity market valuations and relative strengthening of the Swiss franc against the major currencies, especially the US dollar. Institutional revenues declined to CHF 1,659 million from CHF 2,370 million. Excluding the gain from the sale of the minority stake in Adams Street Partners, institutional revenues would have declined CHF 879 million due to lower performance fees (from alternative and quantitative investments and the Brazilian asset management business) and lower management fees (from the lower average invested assets base). Wholesale intermediary revenues declined to CHF 1,246 million from CHF 1,724 million due to lower management fees (from the lower average invested assets base) and lower performance fees (from the Brazilian asset management business).

Operating expenses

Total operating expenses were CHF 1,572 in 2008, a 40% decline from CHF 2,640 million in 2007. Excluding CHF 212 million in DRCM restructuring costs in 2007, total operating expenses would have declined 35% or CHF 856 million. This decline mainly reflects reduced incentive based compensation accruals resulting from the lower revenues, the changes to the forfeiture provisions of future share-based awards, and the results of the ongoing expenditure review, partly offset by the first time inclusion of the acquisition in France of the CCR Group and the full-year impact of the acquisition in Korea of 51% of Daehan Investment Trust Management Company Ltd.
General and administrative expenses were CHF 434 million, down from CHF 559 million. The 22% decrease was due to lower provisions and lower travel and entertainment expenses, partly offset by higher IT costs, the inclusion of the acquisition in France and the full-year impact of the acquisition in Korea.
Net charges from other business divisions were down slightly, decreasing by CHF 3 million to CHF 150 million.
Depreciation of property and equipment at CHF 29 million was down by CHF 24 million. Excluding the impact of the DRCM restructuring costs in 2007, depreciation of property and equipment increased slightly. This was mainly due to the inclusion of the acquisition in France and the full-year impact of the acquisition in Korea.

UBS business divisions and Corporate Center

2007

Key performance indicators

Net new money

Institutional net new money outflows were CHF 16.3 billion, compared with net inflows of CHF 29.8 billion in 2006. Out-flows in core / value equity mandates, and to a lesser extent in fixed income mandates, were partly offset by inflows into all other asset classes, particularly alternative and quantitative investments and money markets.
Wholesale intermediary net new money inflows were CHF 0.6 billion, compared with inflows of CHF 7.4 billion for 2006. Inflows, mainly into multi-asset and money market funds, were partly offset by outflows from fixed income funds.

Invested assets

Institutional invested assets were CHF 522 billion at year end, up CHF 3 billion from 2006. The net increase was driven by the positive impact of financial market valuations and the inclusion of assets related to the acquisition in Korea in third quarter 2007, which were only partly offset by net new money outflows and negative currency translation impacts.
Wholesale intermediary invested assets were CHF 369 billion on 31 December 2007, up CHF 22 billion from 31 December 2006. This increase was primarily due to positive financial markets valuation impacts and the inclusion of assets related to the acquisition of UBS Hana Asset Management in third quarter 2007, partly offset by negative currency translation impacts.

Gross margin

The gross margin on institutional invested assets was 44 basis points, up six basis points from 2006. The increase was due to higher performance fees, mainly in alternative and quantitative investments, as well as inflows into higher margin products.
The gross margin on wholesale intermediary invested assets was 47 basis points, up four basis points from 2006, largely driven by higher performance fees (mainly in the Brazilian asset management business) as well as inflows into higher margin products.

Cost/income ratio

The cost/income ratio was 64.5%, an increase of 5.5 percentage points from 2006, primarily due to the CHF 212 million charge related to the closure of DRCM in second quarter 2007.

Results

Pre-tax profit increased to CHF 1,454 million from CHF 1,320 million in 2006, despite the CHF 212 million of DRCM-related closure costs in second quarter 2007. This charge partly offset the positive impacts of increased performance and management fees in all business areas and the inclusion of acquisitions in Brazil and Korea.

Operating income

Operating income was CHF 4,094 million, up 27% from CHF 3,220 million in 2006. Institutional revenues increased 31% to CHF 2,370 million from CHF 1,803 million in 2006. This was mainly due to higher management fees in all investment areas, as well as the full-year impact of the Brazilian asset management business and the post-July impact of the Korean asset management business. These were partly offset by higher provisions. Wholesale intermediary revenues rose 22% to CHF 1,724 million from CHF 1,417 million in 2006, reflecting higher management fees across all businesses and higher performance fees, mainly from the Brazilian asset management business.

Operating expenses

A 39% increase, to CHF 2,640 million from CHF 1,900 million in 2006, primarily reflected DRCM-related closure expenses and increased staff levels. Personnel expenses were CHF 1,856 million, 18% above 2006, reflecting the closure of DRCM, higher staff levels as well as the inclusion of the Brazilian and Korean asset management business. General and administrative expenses increased 40% to CHF 559 million in 2007 from CHF 399 million in 2006. In addition to the DRCM closure expenses, general and administrative expenses increased due to higher technology-related expenditure and the full-year impact of the inclusion of the Brazilian asset management business. Net charge-ins from other business units were CHF 153 million, primarily due to DRCM, compared with the net charge-outs to other business units of CHF 105 million a year earlier. Over the same period, depreciation increased by 96% to CHF 53 million, as a result of the DRCM closure.

UBS business divisions and Corporate Center
Investment Bank

Investment Bank

Business description

UBS is a leading investment banking and securities firm, delivering comprehensive advice and execution to clients across the world’s capital markets.

Business

The Investment Bank provides a broad range of products and services to corporate and institutional clients, governments, financial intermediaries and alternative asset managers. The needs of private investors are met indirectly through working with UBS’s wealth management businesses and other private banks.

Strategy

The current crisis in the financial markets and the resulting dramatic changes in industry dynamics, and the losses incurred in 2007 and 2008, require the Investment Bank to recalibrate its business in order to generate profitable and sustainable growth. A number of senior leadership changes took place within the Investment Bank in 2008: Jerker Johansson joined UBS as Chairman and Chief Executive of the Investment Bank in March 2008, Carsten Kengeter and Jeffrey Mayer were appointed co-heads of the fixed income, currencies and commodities (FICC) business area and Tom Daula was appointed Chief Risk Officer to oversee credit risk and market risk on a combined basis as well as operational risk.

The Chairman and CEO of the Investment Bank, members of the Group Executive Board and the UBS Board of Directors have concluded a detailed strategic review. Based on this, the Investment Bank is implementing a comprehensive repositioning plan focused on client-driven growth, a simplified organizational structure and a de-levered and de-risked balance sheet. The FICC business area has significantly restructured to concentrate on client service, simplify its operating model, strengthen risk management and focus on competitive strengths, including foreign exchange and flow businesses in credit and rates. The municipal securities business and fixed income proprietary trading businesses have been closed and certain commodities businesses have been sold. Real estate and securitization businesses and complex structured products have been substantially or downsized or exited.
Equities will continue to leverage its global distribution platform and product expertise, while seeking further efficiency gains. The investment banking department will continue to provide corporate and institutional clients with advi-
sory services while leveraging its capital markets knowledge to both deepen long-term client relationships and gain market share.
These steps will require more efficient utilization of resources and a continued emphasis on cost containment and workforce productivity, and will bring costs down to a more sustainable level. They are occurring in conjunction with an aggressive effort to reduce the size of the balance sheet. In addition, a new market-based funding model and robust risk framework have been implemented. However, implementation of this strategy is inextricably linked to the talent and expertise within the firm. The Investment Bank will therefore continue to attract, develop and retain the best people and foster a collaborative and meritocratic culture. Announced headcount reductions have and will come predominantly from the businesses being exited or downsized.

Organizational structure

The Investment Bank is headquartered in London and employs approximately 17,000 people across 38 countries. It has three distinct business areas which are run functionally on a global basis: equities, FICC and the investment banking department. The investment banking department is an industry leader and provides advice on cross-border mergers and acquisitions in addition to raising capital for companies and governments. Traditionally one of the leaders in European corporate finance, the Investment Bank has built strong franchises in the US and Asia Pacific in recent years. An important partner for institutional clients, the Investment Bank’s market-leading equities business is complemented by its top-tier foreign exchange business and broad product capabilities across fixed income markets.

Although the Investment Bank pursues a strategy of organic development, its presence has been enhanced through acquisitions. Key acquisitions over the past three years include:
–	the September 2006 acquisition of the global futures and options business of ABN AMRO, which positioned UBS as a market leader in futures and options as well as a global provider of execution and clearing services.
–	the December 2006 acquisition of the Brazilian financial services firm Banco Pactual, which placed the Investment Bank as a leader in its field in the Brazilian market.
–	the April 2007 acquisition of a 20% stake in UBS Securities, China.

UBS business divisions and Corporate Center

Legal structure

The Investment Bank operates through branches and subsidiaries of UBS AG. Securities activities in the US are conducted through UBS Securities LLC, a registered broker-dealer.

Competitors

The competitive landscape changed significantly in 2008. Market dislocation led UBS and its competitors to take significant steps to strengthen their balance sheets, reduce costs and maintain client confidence. Some governments and investors also took significant stakes in select financial institutions in 2008. The Investment Bank competes against other major international players such as Bank of America / Merrill Lynch, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, JP Morgan Chase and Morgan Stanley.

Products and services

Equities

A leading participant in the global primary and secondary markets for equity, equity-linked and equity derivative products, the equities business area distributes, trades, finances and clears cash equity and equity-linked products. It also structures, originates and distributes new equity and equity-linked issues and provides research on companies, industry sectors, geographical markets and macroeconomic trends. A focus on technology has led to significant improvements in business processes and client services. Investments have been made in direct market access, prime brokerage and client relationship platforms, earning UBS recognition as a market leader in the provision of a number of electronic services to clients. The business area also has a global footprint with a strong presence in many local markets.
Business lines of the equities business and their functions are listed below:
–	Cash equities provides clients with expert advisory and execution offerings with top-tier research, corporate access and tailored investment ideas. With market-leading trading execution for single stock and portfolio trading, UBS provides capital commitment, full service and block trading, advanced electronic trading strategies and tools, state-of-the-art analytics and value-enhancing commission management services.
–	Derivatives provides standardized products and customized investment solutions to clients. In addition to products with returns linked to equities or equity indices, it also offers derivative products linked to hedge funds, mutual funds, real estate and commodity indices in a variety of formats such as over-the-counter, securitized, fund-wrapped and exchange-traded.
–	Prime services provides integrated global services, including securities borrowing and lending, equity swaps execu-

Selected deals

Mergers and acquisitions (M&A)

Joint financial advisor, bookrunner and sponsor to Lloyds TSB Group Plc on its GBP 14.7 billion acquisition of HBOS Plc and GBP 5.5 billion capital raising

Lead financial advisor, joint lead arranger and joint bookrunner to Gas Natural SDG, S.A. on its EUR 16.8 billion cash offer for Union Fenosa S.A.

Lead financial advisor to Eli Lilly and Company on its USD 6.5 billion acquisition of Imclone Systems Inc.

Sole financial advisor to St. George Bank Limited on its AUD 18.6 billion merger with Westpac Banking Corporation

Equity capital markets

Advisor and joint bookrunner on the USD 19.7 billion initial public offering (IPO) of Visa Inc. This was a landmark transaction representing the largest IPO in US history, and the second largest IPO worldwide after the USD 21.9 billion IPO for Industrial & Commercial Bank of China in 2006

Joint bookrunner on the GBP 2.2 billion rights issue for Centrica Plc, the second-largest UK equity issue in 2008 outside the financial sector

Joint lead manager and joint underwriter for the fully underwritten AUD 2.6 billion entitlement offer for Wesfarmers Limited

Debt capital markets

Joint bookrunner on a USD 2.5 billion issue for Wells Fargo & Co, its first institutional fixed income hybrid offering since November 2006

Joint bookrunner for China Merchants Bank Co Ltd. on its USD 4.4 billion domestic lower tier 2 bond, the largest bank capital deal in Asia Pacific since 2005 and voted the Best Local Currency Bond by FinanceAsia in 2008

Joint bookrunner on a EUR 5 billion benchmark issue for KFW, the promotional bank of the Federal Republic of Germany, its first euro benchmark transaction in 2008

Joint lead arranger and joint bookrunner to Verizon Wireless on a USD 17.0 billion bridge facility to finance the acquisition of Alltel Corp.

Selected awards

Investment Bank

No. 1 M&A Financial Advisor (ECM roles) – Thomson Reuters 2008

Corporate Broker of the Year – Acquisitions Monthly 2009

Equities

Asia Pacific Equity House of the Year – International Financial Review 2003, 2005–2008

No. 1 European Equity Research Firm – Institutional Investor 2002–2009

Fixed income currencies and commodities

Financial Bond House of the Year – International Financial Review 2008

No. 2 Foreign Exchange House – Euromoney 2008

UBS business divisions and Corporate
Center Investment Bank

tion, multi-asset-class prime brokerage and multi-asset-class exchange-traded derivatives execution and clearing. These services are provided to an expanding list of hedge funds, banks, asset management and commodity trading clients.
–	Equity research provides independent assessments of the prospects for over 3,400 companies across most industry sectors and geographical regions (corresponding to 82% of world market capitalization), as well as economic, strategic and quantitative research.

Fixed income, currencies and commodities

The FICC business area delivers products and solutions to corporate, institutional and public sector clients in all major markets. In response to changes in global markets and client demand, FICC significantly restructured at the start of 2009 to improve client service, simplify its operating model, strengthen risk management and focus on competitive strengths. The real estate and securitization business will be exited (with the exception of pass-through trading, which is now part of macro, described below); certain commodities businesses (excluding precious metals) have been sold, and the structured products business significantly downsized. In December 2008, a significant proportion of FICC risk positions were transferred to a fund owned and controlled by the Swiss National Bank (SNB), and further positions are planned to be transfered in March 2009. Refer to the “Transaction with the Swiss National Bank” sidebar in the “Strategy and structure” section of this report for more information on this transaction. In first quarter 2009 additional risk positions will be isolated in a specialist group whose mandate is to maximize value while conducting an orderly exit of positions.
The business lines of the FICC business and their functions are listed below:
–	Macro consists of foreign exchange, money market and interest rate risk management activities. It provides a range of foreign exchange, treasury and liquidity management solutions to institutional and private clients. Interest rate activities include standardized rate-driven products and services such as interest rate derivatives trading, underwriting and trading of government and agency securities.
–	Credit is active in the origination, underwriting, and distribution of primary cash and synthetic credit transactions. It is also active in secondary trading and market-making in high yield and investment grade bonds and loans in both cash and derivative products.
–	Emerging markets has local market presence in Latin America through UBS Pactual, as well as in Asia and Cen-

Foreign exchange: Euromoney-eligible volumes1

tral and Eastern Europe, enabling it to offer local investors access to international markets and international investors an opportunity for local exposure.
–	Client services is the global sales effort, unifying product specialist sales groups, including foreign exchange, money market, rates and emerging markets products.
–	Quantitative analysis provides tailored solutions for clients as well as more broadly scalable solutions for the FICC flow platforms.
–	Research provides investors with analysis across a selected range of issuers, products, markets and industries.

Investment banking

The investment banking department provides advice and a range of execution services to corporate clients, financial institutions, financial sponsors, sovereign wealth funds and hedge funds. Its advisory group assists on complex transactions and advises on strategic reviews and corporate restructuring solutions, while UBS’s capital markets and leveraged finance teams arrange the execution of primary and secondary equity, as well as investment grade and non-investment grade debt issues worldwide. With a presence in all major financial markets, coverage is based on a comprehensive matrix of country, sector and product banking professionals.
With the goal of creating a fully integrated primary business to drive revenue growth and realize productivity gains, the global groups for equity capital markets and debt capital markets have been combined. The initial focus is on product knowledge sharing, to enable teams to provide holistic advice and innovative solutions across the entire capital structure.

UBS business divisions and Corporate Center

Business performance

Business division reporting

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.08	31.12.07	31.12.06	31.12.07

Investment banking	2,880	6,636	4,999	(57)

Advisory	1,609	2,697	1,821	(40)

Capital market revenues	1,844	4,261	3,631	(57)

equities	977	2,783	2,095	(65)

fixed income, currencies and commodities	866	1,478	1,536	(41)

Other fee income and risk management	(573)	(322)	(453)	(78)

Sales and trading	(26,504)	(7,833)	16,727	(238)

Equities	5,184	9,004	8,387	(42)

Fixed income, currencies and commodities	(31,687)	(16,837)	8,340	(88)

Total Investment Bank income	(23,624)	(1,197)	21,726

Credit loss (expense) / recovery[1]	(2,575)	(266)	47	(868)

Total Investment Bank operating income excluding own credit	(26,199)	(1,463)	21,773

Own credit[2]	2,032	659	0	208

Total Investment Bank operating income as reported	(24,167)	(804)	21,773

Cash components	5,173	8,902	9,788	(42)

Share-based components[3]	(292)	2,384	1,898

Total personnel expenses	4,882	11,286	11,686	(57)

General and administrative expenses	3,399	3,386	3,210	0

Services (to) / from other business units	990	811	1,034	22

Depreciation of property and equipment	231	210	203	10

Impairment of goodwill	341	0	0

Amortization of intangible assets	83	172	72	(52)

Total operating expenses	9,925	15,865	16,205	(37)

Business division performance before tax	(34,092)	(16,669)	5,568	(105)

Key perfomance indicators

Compensation ratio (%)[4]	N/A [5]	N/A [5]	53.8

Cost / income ratio (%)[6]	N/A [5]	N/A [5]	74.6

Impaired lending portfolio as a % of total lending portfolio, gross	3.6	0.4	0.1

Average VaR (10-day, 99% confidence, 5 years of historical data)[7]	374	514	410	(27)

Attributed equity and risk-weighted assets

Average attributed equity (CHF billion)[8]	26.8

Return on attributed equity (RoaE) (%)[9]	(127.4)

BIS risk-weighted assets (CHF billion) [10]	195.8	190.7	174.6

Return on BIS risk-weighted assets (%) [11]	(15.7)	(8.7)	3.5

Goodwill and intangible assets (CHF billion) [12]	4.6	5.3	5.5

Additional information

Personnel (full-time equivalents)	17,171	21,779	21,733	(21)

1 2008 includes CHF 1,329 million in credit losses from impairment charges on reclassified financial instruments.  2 Represents own credit changes of financial liabilities designated at fair value through profit or loss. The cumulative own credit gain for such debt held at 31 December 2008 amounts to CHF 2,953 million. This gain has reduced the fair value of financial liabilities designated at fair value through profit or loss recognized on UBS’s balance sheet. Refer to “Note 27 Fair value of financial instruments” in the financial statements of this report for more information.  3 Includes social security contributions and expenses related to alternative investment awards.  4 Personnel expenses / income.  5 Neither the cost / income nor the compensation ratio are meaningful due to negative revenues recorded in the Investment Bank.  6 Operating expenses / income.  7 Regulatory Value at Risk. In third quarter 2008, UBS changed from internal management VaR to regulatory VaR as the basis for external disclosure. Refer to the “Value at Risk developments – treatment of CVA” sidebar in the “Market risk” section of this report for more information about this change.  8 Refer to the “Capital management” section of this report for more information on the equity attribution framework, which was implemented in 2008.  9 Business division performance before tax / average attributed equity.
10 BIS risk-weighted assets (RWA) are according to Basel II for 2008, and according to the Basel I framework for 2007 and 2006.  11 Business division performance before tax / average BIS RWA.
12 2007 and 2006 represent goodwill and intangible assets in excess of 4% of BIS tier 1 capital.

UBS business divisions and Corporate Center
Investment Bank

2008

Key performance indicators

As in 2007, neither the cost/income ratio nor the compensation ratio were meaningful in 2008 due to negative total operating income.

Average regulatory Value at Risk (VaR) (10-day, 99% confidence, five years of historical data) decreased to CHF 374 million, down from CHF 514 million in 2007. Year-end regulatory VaR was also lower at CHF 485 million, compared with CHF 552 million the previous year. Refer to the “Market risk” section of this report for more information on the Investment Bank’s VaR.
The Investment Bank’s gross lending portfolio was CHF 169 billion, up from CHF 148 billion on 31 December 2007. The ratio of the impaired gross lending portfolio to the total gross lending portfolio was 3.6% at the end of 2008, up from 0.4% at the end of 2007. Following the reclassification of certain assets in fourth quarter 2008, impairment charges related to these assets have been reflected in credit loss as opposed to trading, contributing to this increase. Refer to the “Credit risk” section of this report for more information on the Investment Bank’s lending portfolio and “Note 29 Measurement categories of financial assets and financial liabilities” in the financial statements of this report for more information on the reclas-sification of certain assets in fourth quarter 2008.

Results

In 2008, the Investment Bank recorded a pre-tax loss of CHF 34,092 million compared with a pre-tax loss of CHF 16,669 million in 2007, primarily due to the losses on risk positions within the fixed income, currencies and commodities (FICC) area. For full-year 2008, equities and investment banking revenues were down from a record year in 2007. A credit loss expense of CHF 2,575 million was recorded in 2008, mainly due to impairment charges taken on reclassified financial assets, as mentioned above, compared with CHF 266 million in 2007. In 2008, the Investment Bank recorded a gain on own credit from financial liabilities designated at fair value of CHF 2,032 million, resulting from the widening of UBS’s credit spread, which was partly offset by the effects of redemptions and repurchases of such liabilities. Refer to “Note 27 Fair value of financial instruments” in the financial statements of this report for more information. Operating expenses for the Investment Bank in 2008 decreased sig-nificantly from 2007, mainly reflecting lower performance-related compensation.

Operating income

Total operating income in 2008 was negative CHF 24,167 million, down from negative CHF 804 million a year earlier.

Equities

Revenues, at CHF 5,184 million in 2008, were down 42% from CHF 9,004 million in 2007. 2008 was a demanding year for equities with continued difficult market conditions impacting overall business performance. Cash equity revenues were marginally lower as declines in revenues across Asia Pacific and Europe were only partially offset by growth in the US. Derivatives revenues were down as market volatility, depressed client volumes, lack of liquidity and highly correlated markets impacted performance across all regions, particularly in the fourth quarter. Equity linked revenues were down, with most regions impacted by declines in valuations, falling equity markets and reduced liquidity. Prime brokerage services had a solid performance, but revenues were down overall as a strong first half performance was offset by deterioration in the second half. Exchange-traded derivatives revenues increased, as it benefited from strong first and fourth quarters driven by significant volatility in the market. Proprietary trading revenues were negative for the year, reflecting the significant change in market conditions.

Fixed income, currencies and commodities

Revenues were negative CHF 31,687 million, down from negative CHF 16,837 million a year earlier. Consequences of the global market crisis, including forced liquidations, government bail-outs and consolidation in the banking sector, negatively affected the majority of the FICC businesses in 2008. Credit recorded losses in both client and proprietary trading as a result of the significant turbulence in the markets and subsequent severe lack of liquidity. The negative emerging markets result was driven by losses in Asia Pacific.
These negative effects were only partially offset by positive results in certain areas. Rates experienced a solid year, driven by derivatives and government bonds in Europe and rates derivatives in both Asia Pacific and the US. Foreign exchange and money markets produced a strong year as it capitalized on volatile markets and strong client flows. The short-term interest rate business benefited from market movements to generate an exceptional result in 2008. The foreign exchange distribution business posted very good results across all regions, benefiting from strong client flows seeking to access liquidity in the market. Structured products posted positive revenues due to strong client interest in structured funding solutions.

Investment banking

Revenues of the investment banking department, at CHF 2,880 million in 2008, decreased 57% from CHF 6,636 million the previous year. Market activity slowed significantly during the year, resulting in reduced advisory revenues across all regions. Market volatility in both equity and debt markets led to lower capital markets revenues.
According to data from Dealogic, UBS ended 2008 with a 5.6% market share of the global fee pool compared to 5.8%

UBS business divisions and Corporate Center

in 2007. However, UBS improved its rank from sixth in 2007 to fifth in 2008.

Operating expenses

Operating expenses declined by CHF 5,940 million to CHF 9,925 million in 2008, a 37% decrease from CHF 15,865 million the previous year.
Personnel expenses, at CHF 4,882 million in 2008, decreased 57% from a year earlier, driven by significantly lower performance-related compensation and lower salary costs, only partly offset by restructuring charges. Share-based compensation was down significantly from 2007, mainly due to lower performance-related compensation. Full-year results for 2007 included accruals for share-based compensation during the year. These are not reflected in full-year 2008 as, starting in 2009, they will be amortized over the vesting period of these awards.
General and administrative expenses increased slightly to CHF 3,399 million in 2008 from CHF 3,386 million in 2007. Reductions in travel and entertainment and IT and other out-sourcing costs were more than offset by increases in occupan-
cy costs due to real estate restructuring, and by legal provisions.
Charges from other business units increased to CHF 990 million in 2008 from CHF 811 million in 2007. The increase reflects the cessation of a private equity performance fee received in 2007, an IT data center restructuring fee and increased allocations from Global Wealth Management & Business Banking reflecting higher operating volumes.
Depreciation rose 10%, to CHF 231 million in 2008 from CHF 210 million in 2007, as the real-estate restructuring charges mentioned above resulted in additional depreciation costs. Amortization of intangible assets, at CHF 83 million in 2008, was down from CHF 172 million a year earlier. A goodwill impairment charge of CHF 341 million relating to the exiting of the municipal securities business by the Investment Bank was recognized in second quarter 2008. There was no goodwill impairment charge for full-year 2007.
Included in the 2008 expenses mentioned above is a restructuring charge of CHF 737 million recorded in fourth quarter, consisting of CHF 435 million of personnel expenses and CHF 302 million of costs related to real estate.

UBS business divisions and Corporate Center
Investment Bank

2007

Key performance indicators

Neither the cost/income ratio nor the compensation ratio was meaningful in 2007 due to negative total operating income. In 2006, the cost / income ratio was 74.6% and the compensation ratio 53.8%.

Average regulatory Value at Risk (VaR) (10-day, 99% confidence, 5 years of historical data) increased to CHF 514 million, up from CHF 410 million in 2006. Year-end regulatory VaR was also higher at CHF 552 million, up from CHF 465 million the previous year. These increases reflect the significant pick-up in market volatility in the second half of 2007. Refer to the “Market risk” section of this report for more information on the Investment Bank’s VaR.
The Investment Bank’s gross lending portfolio was CHF 148 billion, up from CHF 120 billion on 31 December 2006, reflecting the expanding prime brokerage and exchange-traded derivatives businesses. The gross impaired lending portfolio to total gross lending portfolio ratio rose to 0.4% in 2007 from 0.1% in 2006.

Results

In 2007 the Investment Bank recorded a pre-tax loss of CHF 16,669 million compared with a profit of CHF 5,568 million in 2006, primarily due to losses recorded on positions related to the US residential real estate market which more than offset the solid performance in other areas.

For full-year 2007, equities posted record results with very strong cash commissions, derivatives and prime services revenues. The investment banking department also had a record year in 2007, with all geographical regions showing double-digit growth. Operating expenses for the Investment Bank decreased from 2006, mainly reflecting lower performance-related bonus accruals and a change in the composition of bonus between cash and shares. This was partially offset by higher salary and general and administrative costs, driven by increased average staff levels over the year.

Operating income

Total operating income in 2007 was negative CHF 804 million, down from positive CHF 21,773 million a year earlier. This change was driven by losses recorded on positions related to the US residential real estate market.

Operating income by segment

Investment banking

Revenues of the investment banking department, at CHF 6,636 million in 2007, increased 33% from CHF 4,999 million the previous year. This reflected growth in each geographical region, especially in the Americas. While the advisory and equity capital markets businesses reported significant gains over the prior year (up 48% and 33% respectively), the debt capital markets business declined 4% as it was impacted by challenging markets in the second half of 2007.

Sales and trading

Revenues declined to negative CHF 7,833 million from positive CHF 16,727 million, driven by negative revenues of CHF 16,837 in FICC that were only partly offset by a positive revenue contribution of CHF 9,004 from Equities.

Equities

Equities revenues, at CHF 9,004 million in 2007, were up 7% from CHF 8,387 million in 2006. Overall, cash equity revenues were higher, with strong volumes leading to record commissions, partially offset by greater client facilitation costs. Despite a slowdown in the second half of 2007, the derivatives business posted its highest ever results following strong growth in Asia Pacific and Europe, Middle East and Africa. The exchange-traded derivatives business rose as it benefited from a full year of ABN AMRO’s futures and options revenues (ABN AMRO’s futures and options business was acquired on 30 September 2006). Prime brokerage services continued to grow as client numbers and balances increased. Equities proprietary trading revenues sharply declined compared to the prior year, related to the credit market dislocation in the US. The equity linked businesses also contributed lower returns compared to 2006.

Fixed income, currencies and commodities

FICC revenues were negative CHF 16,837 million, down from positive CHF 8,340 million a year earlier. The credit market dislocation affected most of the FICC businesses in the second half of 2007, leading to losses on mortgage-related positions. Credit recorded losses in both client and proprietary trading in the context of extreme market disruption and low liquidity at the end of 2007. Structured products revenues were down compared to the previous year, largely driven by the negative impact of the credit dislocation. Commodities revenues declined due to lower volumes and volatility, especially affecting power and gas and to a lesser extent precious metals.
These negative effects were only partially offset by positive results in other areas. The emerging markets business result was up as full-year revenues from Banco Pactual were included. Positive results were also driven by the demutualization and mark-to-market gains on the stake in the Brazil Mercantile & Futures Exchange. The underlying foreign exchange spot business saw strong increases due to higher volumes. The foreign exchange distribution business also posted very good results, stemming from all geographical regions. The rates business was up, driven by higher results in European derivatives.

UBS business divisions and Corporate Center

Operating expenses

Operating expenses declined by CHF 340 million to CHF 15,865 million in 2007, a 2% decrease from CHF 16,205 million the previous year.
Personnel expenses, at CHF 11,286 million in 2007, decreased 3% from a year earlier, reflecting lower performance-related compensation and a change in the composition of bonuses between cash and shares. This was partially offset by higher salary costs due to internal growth and acquisitions. In addition, severance payments were made for redundancies towards the end of the year. Share-based compensation was up significantly from 2006, mainly reflecting a change in the forfeiture rules of certain share-based awards.
General and administrative expenses were CHF 3,386 million in 2007, up 5% from CHF 3,210 million in 2006. Professional fees were up due to higher legal-related expenditures in all businesses. Occupancy costs in the Americas and Asia Pacific, rent and maintenance of machines and equipment and IT and other outsourcing costs rose due to higher staff levels. Administration expenditures rose as well. This was partially offset by lower provisions compared to 2006.
Charges from other business units decreased to CHF 811 million in 2007 from CHF 1,034 million in 2006. The decline reflected lower charges by Global Asset Management for management of the Investment Bank’s funds invested in Dillon Read Capital Management (DRCM), which were reintegrated into the Investment Bank in May 2007, and as a result of a 2007 performance-related credit from Industrial Holdings.
Depreciation rose slightly, by 3%, to CHF 210 million in 2007 from CHF 203 million in 2006. This was due to additional office space in the Americas and Europe. The amortization of intangible assets, at CHF 172 million in 2007, was up 139% from CHF 72 million a year earlier due to the two acquisitions – Banco Pactual and ABN AMRO’s futures and options business. There was no goodwill impairment charge for either full-year 2007 or 2006.

UBS business divisions and Corporate Center
Corporate Center

Corporate Center

Description

The Corporate Center partners with the business divisions to ensure that UBS operates as an effective and agile firm, responding effectively to trends in the financial industry according to a common vision and set of values.

Aims and objectives

The Corporate Center assists UBS in managing its businesses through provision of Group-level control in the areas of finance, risk, legal and compliance. It strives to maintain an appropriate balance between risk and return in the firm’s businesses while establishing and controlling UBS’s corporate governance processes, including compliance with relevant regulations. Each functional head in the Corporate Center has authority across UBS’s businesses for his or her area of responsibility, including the authority to issue Group-wide policies for that area, and is directly reported to by his or her business division counterpart.

The Corporate Center is responsible for the following activities in UBS: financial, tax and capital management; risk control, legal and compliance activities; communicating with all UBS stakeholders; branding; and positioning the firm as an employer of choice. In addition, the Corporate Center also assumes operational responsibility for certain business units that provide shared services to the business divisions – among them the information technology infrastructure and offshoring units (including the service centers in India and Poland).

Organizational structure

The Corporate Center consists of operational functions plus the information technology infrastructure and Group offshoring units. It is led by the Chief Operating Officer (COO) of the Corporate Center and its operational functions are managed by the Corporate Center executive committee.

Chief Operating Officer of the Corporate Center

The COO of the Corporate Center is responsible for its business planning and forecasting, as well as its human resources core processes. The holder of this position is responsible for information technology infrastructure, group offshoring activities and the corporate real estate portfolio for UBS’s own use.

Group Chief Financial Officer

The Group Chief Financial Officer (Group CFO) is responsible for ensuring transparency within the reporting of finan-
cial results for both the Group and its businesses. The role also entails responsibility for the Group’s financial reporting, planning, forecasting and controlling processes, as well as the provision of advice on financial aspects of strategic plans and mergers and acquisitions transactions. Further responsibilities include overseeing UBS’s tax and treasury functions. In coordination with the Group General Counsel, the Group CFO defines the standards for accounting, reporting and disclosure and, together with the Chief Executive Officer, provides external certifications under sections 302 and 404 of the US Sarbanes-Oxley Act of 2002. These duties are in addition to managing relations with investors and coordination of working relationships with internal and external auditors.

Group Chief Risk Officer

The Group Chief Risk Officer (Group CRO) is responsible for the development and implementation of UBS’s risk management and control principles, including the development of appropriate control frameworks for market, credit and operational risks throughout the Group. The Group and business division risk functions work together to manage the following: formulating and implementing risk policies and control processes; developing risk quantification methods; monitoring associated limits and controls; ensuring that risks are completely and consistently recorded and aggregated; and ensuring that exposures are continuously monitored, controlled and remain within approved risk profiles. Each risk officer exercises specific risk control authorities.

Group General Counsel

The Group General Counsel, supported by the head of Group Compliance, has Group-wide responsibility for legal and compliance matters and for legal and compliance policies and processes. The position is responsible for defining the strategy, goals and organizational structure of the legal function, in addition to setting and monitoring the Group-wide quality standards for handling the legal affairs of the Group. Supported by the head of Group Compliance, the Group General Counsel is responsible for ensuring that UBS meets relevant regulatory and professional standards in the conduct of its business. Other responsibilities include supervision of the General Counsels of the business divisions and working closely with the Group CRO with regard to the operational risk aspects of legal

UBS business divisions and Corporate Center

and liability risk. Furthermore, the Group General Counsel represents UBS’s interests to policy-makers and, in close cooperation with the Group CRO and Group CFO as appropriate, establishes Group-wide management and control processes for the Group’s relationship with regulators.

Group Treasurer

The Group Treasurer is responsible for the management of UBS’s financial resources and financial infrastructure. The position is responsible for Group-level governance of treasury processes and transactions relating to UBS’s corporate legal structure, regulatory capital, balance sheet, funding and liquidity, and non-trading currency and interest rate risk. Additional responsibilities include the issuance of policies to ensure proper management and efficient co-ordination of treasury processes on a Group-wide basis. The Group Treasurer manages the Group’s equity, taking into account financial ratios and regulatory capital requirements, with a view to maintaining strategic flexibility and adequate capitalization and ratings levels. The position manages UBS’s holdings of its own shares and recommends corporate actions to the Group Executive Board (GEB) and the Board of Directors (BoD).

Head of Group Controlling & Accounting

The Head of Group Controlling & Accounting has UBS-wide responsibility for financial control. The position is responsible for the production and analysis of accurate and objective regulatory, financial and management accounts and reports. The Head of Group Controlling & Accounting communicates relevant financial and regulatory information to the BoD, the GEB, the audit committee, internal and external auditors and the CFOs of the business divisions. The position is also responsible for operating the UBS-wide quarterly and annual SOX 302-certification process and supports the Group CFO in the Group’s planning and forecasting process.

Head of Group Tax

The Head of Group Tax is responsible for managing the bank’s corporate income tax affairs, in such a manner that UBS achieves sustainable tax efficiency whilst acting in compliance with all applicable tax laws, regulations and other requirements. Group Tax also provides tax advice to the business divisions in relation to their business activities, and acts as a control function in the review of new business initiatives and transactions requiring pre-approval.

Head of Group Accounting Policy

The Head of Group Accounting Policy establishes Group-wide financial accounting policies and supports the business divisions and the Corporate Center in their responsibility to implement and enforce the Group accounting policy framework. The position manages relations with external auditors and accounting standards bodies.

Chief Communication Officer

The Chief Communication Officer is responsible for managing UBS’s communications with its various stakeholders. Another key responsibility is the development of the strategy, content and positioning of communications of corporate importance, emphasizing transparency, consistency, speed and integrity. The Chief Communication Officer presents UBS and its businesses to the media, enhancing and protecting the firm’s reputation. To employees, the position promotes understanding of the firm’s strategies, performance and culture. The Chief Communication Officer also coordinates UBS’s approach to corporate responsibility.

Head of Group Strategic Advisory &
Financial Communication

The Head of Group Strategic Advisory & Financial Communication provides independent advice to the GEB (collectively and individually) and the BoD on strategic matters and supports the business divisions in the execution of their strategies. The position coordinates cross-business division strategic initiatives, drives the implementation of challenging Group strategic targets and measures progress towards goals. Additionally, it monitors the competitive environment and assesses the impact of opportunities and threats on Group strategy. The Head of Group Strategic Advisory & Financial Communication also communicates with investors, analysts and rating agencies about developments at UBS and is responsible for preparing and publishing quarterly and annual reports.

Group Head Human Resources

The Group Head Human Resources has Group-wide responsibility for the management of human resources, the development of the relevant human capital strategies as well as the governance over their effective implementation. This includes shaping a meritocratic culture of ambition and performance, building UBS’s capacity to attract and retain high-quality, diverse and mobile talent, as well as creating an attractive and flexible work environment. The position is ultimately and directly responsible for the management of talent and development of leadership within UBS’s senior management group. Additionally, Group Human Resources is mandated to design, develop and administer global compensation programs, to oversee regional and local benefit strategies, and to establish innovative and competitive incentive frameworks on a firm-wide basis.

Chief Technology Officer

The Chief Technology Officer is the head of the information technology infrastructure unit (ITI). This unit encompasses all information technology infrastructure teams across UBS, covering management of data networks, telephone and other communications systems, IT security, dis-

UBS business divisions and Corporate
Center Corporate Center

tributed computing and servers, mainframes and data centers, market data services, user services and desktop computing. The unit focuses on serving all UBS’s businesses in a client-driven and cost-efficient way, as well as building towards a consistent technical architecture across UBS through the execution of the information technology infrastructure strategy.

Head of Group Offshoring

The Head of Group Offshoring is responsible for delivering offshoring services to the business divisions at appropriate and competitive prices. The service centers, which are operated by UBS staff in India and Poland, ensure that physical and technical features meet UBS risk and quality standards and comply with the operational risk framework.

UBS business divisions and Corporate Center

Results

Corporate Center reporting

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.08	31.12.07	31.12.06	31.12.07

Total operating income	1,083	3,562	607	(70)

Cash components	1,069	1,244	1,179	(14)

Share-based components[1]	7	121	140	(94)

Total personnel expenses	1,076	1,365	1,319	(21)

General and administrative expenses	1,299	1,306	1,255	(1)

Services (to)/from other business units	(2,066)	(2,070)	(1,969)	0

Depreciation of property and equipment	720	739	782	(3)

Amortization of intangible assets	0	0	9

Total operating expenses[2]	1,029	1,340	1,396	(23)

Performance from continuing operations before tax	54	2,222	(789)	(98)

Performance from discontinued operations before tax	198	145	888	37

Performance before tax	252	2,367	99	(89)

Contributions from private equity/Industrial Holdings

Total operating income	22	689	313	(97)

Total operating expenses	54	163	67	(67)

Operating profit from continuing operations before tax	(32)	526	246

Profit from discontinued operations before tax	155	138	884	12

Additional information

BIS risk-weighted assets (CHF billion)[3]	8.8	10.2	11.5

Personnel (full-time equivalents)[4]	7,285	6,913	4,771	5

Personnel for the Operational Corporate Center (full-time equivalents)	1,572	1,622	1,452	(3)

Personnel for ITI[5] (full-time equivalents)	4,066	4,343	3,055	(6)

Personnel for Group Offshoring (full-time equivalents)	1,646	948	264	74

1 Includes social security contributions and expenses related to alternative investment awards.  2 Includes expenses for the Company Secretary, Board of Directors and Group Internal Audit.  3 BIS risk-weighted assets (RWA) are according to Basel II for 2008, and according to the Basel I framework for 2007 and 2006.  4 Personnel numbers exclude full-time equivalents from private equity (part of the Corporate Center): 1 for 2008, 3,843 for 2007, 4,241 for 2006.  5 Information Technology Infrastructure (ITI).

UBS business divisions and Corporate
Center Corporate Center

2008

Results

The Corporate Center recorded a result from continuing operations of CHF 54 million in full-year 2008, down from a gain of CHF 2,222 million in 2007. This decline was mainly related to a charge of CHF 3.5 billion following a transaction between UBS and the Swiss National Bank (SNB) in the fourth quarter. This charge reflects a net loss arising from the acquisition of the equity purchase option, and the impact of the contingent issuance of UBS shares in connection with the transaction. The total charge also includes the fair valuation impact of the mandatory convertible notes (MCNs) placed with the Swiss Confederation. The call component of the MCNs will be revalued each quarter and UBS expects a corresponding fluctuation in the results of the Corporate Center. This fluctuation is subject to the expected volatility of the UBS share price and will continue until the conversion of the MCNs into UBS shares. The loss from the SNB transaction is reported in the Corporate Center as it benefits the whole bank and not just the Investment Bank. At the 27 November 2008 extraordinary general meeting, shareholders approved for this purpose the creation of conditional capital in the maximum amount of 365 million shares. Furthermore, 2008 was impacted by losses resulting from cash flow hedge ineffectiveness, driven by the accelerated amortization of gains recorded until November 2007.

On the positive side, a gain of CHF 3,860 million due to the accounting treatment of the MCNs in first quarter 2008 and a gain of CHF 174 million on UBS’s sale of its stake in Bank of China in the fourth quarter assisted the 2008 result.

Operating income

Total operating income decreased to CHF 1,083 million in 2008 from CHF 3,562 million in 2007, largely driven by the above-
mentioned SNB transaction and fair valuation of the MCNs in fourth quarter 2008, losses on swaps not fully eligible for hedge accounting and a gain from UBS’s sale of its stake in Bank of China. The 2007 result was driven by a gain from the sale of UBS’s 20.7% stake in Julius Baer. In addition, the contribution from the former Industrial Holdings decreased to CHF 22 million in 2008, compared with CHF 689 million in 2007.

Operating expenses

Total operating expenses were CHF 1,029 million in 2008, down CHF 311 million from CHF 1,340 million in 2007. At CHF 1,076 million in 2008, personnel expenses were down 21% from CHF 1,365 million in 2007, which reflected lower bonus accruals and lower headcount, the latter being partly offset by growth in the Offshoring Service Center headcount. In the same period, general and administrative expenses decreased 1% to CHF 1,299 million from CHF 1,306 million. This was related mainly to lower advertising and sponsoring costs, a partial release of provisions and lower project costs as well as decreased travel activities, and were partly offset by higher real estate restructuring provisions. Other businesses were charged CHF 2,066 million, compared with CHF 2,070 million in 2007. Depreciation decreased CHF 19 million, or 3%, to CHF 720 million as a result of management action to reduce spending on IT equipment partly offset by a fair value adjustment in corporate real estate.

Information technology infrastructure

In 2008, the average ITI cost per UBS employee was CHF 25,178, a CHF 1,953 decrease from CHF 27,131 the previous year. This reflects an 8% cost reduction in ITI in 2008 compared to 2007, reflecting ongoing cost-cutting initiatives and foreign exchange movements. Average UBS staff levels decreased slightly to 81,382 in 2008 from 81,715 in 2007.

UBS business divisions and Corporate Center

2007

Results

The Corporate Center recorded a pre-tax profit from continuing operations of CHF 2,222 million in full-year 2007. This improvement, up from a loss of CHF 789 million in 2006, was related mainly to the CHF 1,950 million gained from UBS’s sale of its 20.7% stake in Julius Baer. In addition, positive cash flow hedges and higher treasury income also assisted the 2007 result. While all these developments helped operating income to rise, higher levels of credit loss expenses in 2007 moderated the increase.

Operating income

Total operating income increased to CHF 3,562 million in 2007 from CHF 607 million in 2006. This mainly reflected the gains from UBS’s sale of its 20.7% stake in Julius Baer, positive impacts from cash flow hedges and higher treasury income. In addition, the contribution from the former Industrial Holdings was CHF 689 million in 2007, compared with CHF 313 million in 2006.

Operating expenses

Total operating expenses were CHF 1,340 million in 2007, down CHF 56 million from CHF 1,396 million in 2006. At CHF 1,365 million in 2007, personnel expenses were up 3%
from CHF 1,319 million in 2006, mainly reflecting the higher personnel numbers in ITI, driven by higher business demand. Accelerated amortization of share-based compensation to certain terminated employees during their employment also drove personnel costs up. In the same period, general and administrative expenses increased 4% to CHF 1,306 million from CHF 1,255 million. This was related mainly to higher ITI expenses in support of higher staff levels in the business divisions. The Operational Corporate Center also booked higher expenses in all areas. This was partially offset by lower provisions (2006 included a small portion of the provision for subleasing office space in the US) and advertising expenditures. Other businesses were charged CHF 2,070 million compared with CHF 1,969 million, reflecting the business-driven cost increases of ITI and the India Service Center. Depreciation of property and equipment decreased CHF 43 million, or 5%, to CHF 739 million as several software components came to the end of their depreciation cycle. Amortization of intangible assets was CHF 0 million in 2007, CHF 9 million below the level a year earlier.

Information technology infrastructure

In 2007, the average ITI cost per UBS employee was CHF 27,131, a CHF 941 decrease from CHF 28,072 the previous year. This reflected a 12% increase in average staff levels from 72,885 in 2006 to 81,715 in 2007, while ITI costs increased only 8% during this period.

Risk and treasury management

Risk and treasury management

Audited information according to IFRS 7 and IAS 1

Risk disclosures provided in line with the requirements of the International Financial Reporting Standard 7 (IFRS 7) Financial Instruments: Disclosures, and disclosures on capital required by the International Accounting Standard 1 (IAS 1) Financial Statements: Presentation form part of the financial statements audited by UBS’s independent registered public accounting firm Ernst & Young Ltd., Basel. This information (the audited texts, tables and graphs) is marked by a bar on the left-hand side throughout this report and is incorporated by cross-reference into the financial statements of this report.

Risk management
–	UBS entered 2008 with significant legacy risk positions which exceeded the firm’s risk bearing capacity. Risk reduction will remain a priority for UBS until risk exposure is commensurate with the firm’s targeted risk appetite.

UBS incurred substantial writedowns on its risk positions and actively reduced exposures through sales. Significant transactions included the sale in May 2008 of US residential mortgage-backed securities to a fund managed by BlackRock for proceeds of USD 15 billion and the agreement reached in October 2008 to transfer illiquid securities and other positions from UBS’s balance sheet to a fund owned and controlled by the Swiss National Bank (SNB).

In order to address weaknesses identified in its risk management and control organization, UBS launched an extensive remediation plan which included: the overhaul of its risk governance; significant changes to risk management and control personnel; and improvements in risk capture, risk representation and risk monitoring.

Corporate governance and risk control

1 For full listing of Board of Directors committees, refer to Annex C of the Organization Regulations of UBS AG.

Treasury management
–	UBS’s treasury department is responsible for the management of the firm’s financial resources. This includes the management of: liquidity and funding; capital and balance sheet; and interest rate and currency risks arising from balance sheet and capital management responsibilities.

Liquidity management

Liquidity management remained challenging throughout 2008, as the financial and credit market crisis, which had its origins in the US residential mortgage market in the second half of 2007, spread and gained in intensity throughout the year.

In anticipation of an extended period of market turbulence, UBS proactively undertook several measures, starting in 2007 and continuing in 2008, to further strengthen and safeguard its liquidity position, including adjustment of short-term funding targets and increased focus on balance sheet asset reduction. Combined with the broad diversity of its funding sources, its contingency planning processes and its global scope, these additional measures have enabled UBS to maintain a balanced asset/liability profile throughout the current market dislocation.

Funding management

Despite challenging market conditions in the second half of 2008, UBS was able to maintain access to funding, primarily as a result of its broadly diversified funding base.

Risk-weighted assets and eligible capital

In 2008, risk-weighted assets declined from CHF 374.4 billion (Basel I) to CHF 302.3 billion. In this period, eligible tier 1 capital decreased from CHF 34.1 billion to CHF 33.4 billion, reflecting the effects of losses incurred during 2008 and further negative impacts on equity, only partially offset by the positive effects from issues of capital instruments.

Capital instruments

The following events occurred in 2008: issuance of CHF 13 billion of mandatory convertible notes to two long-term financial investors in March; issuance of EUR 1 billion of perpetual preferred securities as hybrid tier 1 capital in April; net increase in capital of CHF 15.6 billion from the rights issue in June; and issuance of CHF 6 billion of mandatory convertible notes to the Swiss Confederation in December.

Capital adequacy
	Basel II	Basel I
CHF million, except where indicated	31.12.08	31.12.08	31.12.07

BIS tier 1 capital	33,371	35,884	34,101

of which hybrid tier 1 capital	7,393	7,393	6,387

BIS total capital	45,588	46,233	45,797

BIS tier 1 capital ratio (%)	11.0	9.9	9.1

BIS total capital ratio (%)	15.1	12.7	12.2

Credit risk	222,563	326,608	323,345

Non-counterparty related risk	7,411	8,826	8,966

Market risk	27,614	27,614	42,110

Operational risk	44,685	N/A	N/A

Total BIS risk-weighted assets	302,273	363,048	374,421

Risk and treasury management
Risk management and control

Risk management and control

UBS was severely affected by the financial crisis that unfolded in 2007 and worsened in 2008. UBS entered 2008 with significant legacy risk positions, particularly related to US real estate and other credit positions, which exceeded the firm’s risk bearing capacity. As reported during 2008, UBS incurred significant losses on these positions. Risk reduction will remain a priority for UBS until risk exposure is commensurate with the firm’s targeted risk appetite. UBS identified significant weaknesses in its risk management and control organization, as well as limitations in its traditional market risk, credit risk, liquidity risk and funding risk measures (including the interplay between these measures). As a result of these weaknesses, the firm failed to adequately assess correlated risks and risk concentrations. In order to address these weaknesses, UBS launched an extensive remediation plan, which included the overhaul of its risk governance, significant changes to risk management and control personnel, as well as improvements in risk capture, risk representation and risk monitoring. Implementation of this plan is ongoing and remains a high priority for UBS. In addition, in light of the continued dislocation in financial markets, UBS has placed less emphasis on statistical models for the identification and management of risks, and more on its stress-based measures, particularly to identify and manage those portfolios considered most at risk.

Market commentary in 2008

Market conditions deteriorated progressively in 2008 culminating with weak macroeconomic data in fourth quarter 2008 which confirmed the severe downturn in the global economy. Credit markets worsened considerably over the year with the market dislocation spreading from US real estate-related markets to broader asset-backed security and credit markets, especially after the market-wide liquidity concerns engendered following the collapse of a major US investment bank in September 2008. Levels of market volatility were high throughout the year and peaked in fourth quarter, as global deleveraging and a lack of liquidity in global markets continued to distort asset prices, reducing the effectiveness of some risk mitigation techniques. Extreme market moves throughout the year caused a breakdown in the relationship between a number of trading positions and related hedges, particularly in credit and equity markets. Hedge funds experienced significant redemptions in the second half of the year as performance suffered. In the last four months of the year, central banks and governments reacted with increasing urgency to the escalating financial crisis with a series of measures which attempted to stabilize financial markets and support specific financial institutions.

Summary of key developments in 2008

The important developments that took place in 2008 with regard to risk management and control include:
–	UBS incurred substantial writedowns on its risk positions and actively reduced exposures through sales. Significant transactions included the sale in May of US residential mortgage-backed securities to a fund managed by BlackRock for proceeds of USD 15 billion and the agreement reached in October to transfer illiquid securities and other positions from UBS’s balance sheet to a fund owned and controlled by the SNB. From an originally agreed USD 60 billion, the size of the transaction has been reduced to USD 38.6 billion. UBS will continue its program of active risk reduction.
–	UBS strengthened the roles and responsibilities of its Board of Directors (BoD) and executive management with regard to risk management and control. The BoD has been allocated responsibility for setting the highest-level portfolio and concentration risk measures and limits, while the Group Chief Executive Officer (Group CEO) is authorized to apply these measures and limits to specific transactions, positions and exposures. A new BoD risk committee was established to take on some of the responsibilities of the former Chairman’s Office.
–	UBS integrated its approach to risk control by merging the market and credit risk functions of the Investment Bank into a single unit. A new Chief Risk Officer (CRO) was appointed in the Investment Bank to oversee credit risk and market risk on a combined basis as well as operational risk. Several other changes to senior personnel in the Investment Bank CRO organization were also made. The Corporate Center risk function was reorganized, resulting in the formation of a unit to focus on the control of portfolio and concentration risks and a combined function to determine methodologies to measure and assess market and credit risk. UBS also made a number of other changes to senior personnel in order to strengthen its risk management and control organization. These included

Risk and treasury management

the appointments in the Investment Bank of a new Chief Executive Officer and new heads of Fixed Income Currencies and Commodities.
–	In the third quarter, the Swiss Financial Market Supervisory Authority (FINMA, until 31 December 2008 Swiss Federal Banking Commission) concluded its investigation into the causes of the significant writedowns incurred by UBS. It confirmed UBS’s own conclusions in all material aspects. UBS developed a comprehensive and detailed plan to eliminate the weaknesses it identified, including those related to risk management and control (for example UBS’s market and credit risk functions had failed to identify certain significant portfolio and concentration risks, and there were weaknesses identified in risk systems and infrastructure). Delivery against this plan remains broadly in line with expectations and is a high priority for UBS.

Risk management and control principles

Five key principles underpin UBS’s risk management and control framework. These principles are intended to allow the firm to achieve an appropriate balance between risk and return. The five key principles are:
–	Business management is accountable for risk. Business management throughout the firm is accountable for all the risks assumed or incurred by its business operations. This means that each business is responsible for the continuous and active management of its risk exposures, as well as for ensuring an appropriate balance between risk and return.
–	Independent control of risk. A control process independent of the businesses is an integral part of UBS’s risk management and control framework. Independent risk control aims to provide an objective assessment of risk-taking activities, helping senior management align the interests of all stakeholders, including shareholders, clients and employees.
–	Disclosure of risk. Comprehensive, transparent and objective risk disclosure is an essential component of the risk control process. This includes disclosure and periodic reporting to senior management, the BoD, shareholders, regulators, rating agencies and other stakeholders.
–	Earnings protection. UBS aims to protect earnings by limiting the scope for losses and exposure to stress events. Controls and limits are applied to individual exposures and portfolios in each business, to aggregate risks across all businesses, and to major risk types relative to the firm’s risk capacity (the level of risk UBS is capable of absorbing, based on its anticipated earnings power).
–	Reputation protection. Protection of UBS’s reputation depends, among other things, on the effective management and control of the risks incurred in the course of its business. All employees should make the protection of UBS’s reputation an overriding concern.

The risk assessment and management performed by the BoD is in line with the statutory requirements and so is the related disclosure in this section.

Risk management and control responsibilities

Key roles and responsibilities related to risk management and control are outlined below:
–	The BoD has a strategic and supervisory function and is responsible for determining UBS’s fundamental approach to risk. The firm’s risk principles, risk appetite and risk capacity are also determined by the BoD. A newly established BoD risk committee oversees the firm’s risk profile and the implementation of risk management and control principles.
–	The GEB is responsible for the implementation of risk management and control principles. Its newly established Executive Committee (EC) allocates the Group’s total risk capacity amongst the business divisions, controls the firm’s overall risk profile and approves the core risk policies.
–	In line with UBS’s dual board structure, the authority to control risk is split between the BoD and the Group CEO. The BoD has risk control authority for portfolio and concentration limits, while the Group CEO has risk control authority for the firm’s transactions, positions and exposures. These risk control authorities, however, are partially delegated to the Group CRO and the CEOs of each business division. Risk officers in the business divisions may also be delegated certain risk control authorities depending on their experience and portfolio responsibility.
–	The CEO of each business division is accountable for the results and risks of his or her division as well as maintaining an appropriate risk management structure.
–	The Group CRO is responsible for the development and implementation of appropriate control frameworks for credit, market and operational risks with support from the business divisions through their CROs. In addition, risk functions within the Corporate Center support the control of portfolio and concentration risks, the determination of methodologies to measure and assess risk, and the development and operation of appropriate risk infrastructure (including reporting).
–	The CROs of the business divisions are responsible for the independent control of risk in their respective business divisions.
–	The Group CFO is responsible for ensuring that UBS and its business divisions disclose their financial performance in a clear and transparent way, and that this reporting and disclosure meets all regulatory requirements and corporate governance standards. The Group CFO is also responsible for the implementation of UBS’s risk management and control frameworks in the areas of capital management, liquidity, funding and tax.

Risk and treasury management
Risk management and control

Corporate governance and risk control

1  For full listing of Board of Directors committees, refer to Annex C of the Organization Regulations of UBS AG.

–	The Group General Counsel is responsible for implementing UBS’s risk management and control principles in the areas of legal and compliance.

Risk management and control framework

UBS’s risk management and control principles are implemented via a detailed risk management and control framework. The framework comprises both qualitative elements such as policies and authorities, and quantitative components including limits. With the risk management and controls principles as its basis, the framework is continually adapted and enhanced as UBS’s businesses and the market environment evolve.
There are five key components in the independent risk control framework:
–	Risk policies and authorities to implement the firm’s risk management and control principles (see above). These reflect UBS’s risk capacity and risk appetite, and may be adapted to accommodate the firm’s evolving business requirements.
–	Risk identification through continuous monitoring of portfolios, assessment of risks in new businesses and complex or unusual transactions, and ongoing review of the overall risk profile in the light of market developments and external events and trends.
–	Risk measurement using methodologies and models which are independently verified and approved by specialists in the CRO organization. Appropriate risk measures are applied to portfolios and risk concentrations. Risks that are not well reflected by standard measures are subject to additional controls, which may include pre-approval of transactions and specific risk limits. Models to quantify risk are generally developed by dedicated units within the business divisions and the Corporate Center. UBS requires that models addressing risks which could impact its books and records be subjected to independent verification and ongoing monitoring and control by the CRO organization.
–	Risk control by monitoring and enforcing compliance with risk principles, policies and limits, as well as with regulatory requirements.
–	Transparent risk reporting to stakeholders and to management at all levels, on all relevant aspects of the approved risk control framework, including limits. This includes daily reports on certain portfolio risk measures to senior management. Monthly and quarterly reports are also prepared by the business divisions and provide the basis for consolidated reports to the Group CRO, EC, BoD risk committee and the BoD as a whole. Periodic reporting is made publicly available for the benefit of other stakeholders.

Risk and treasury management

UBS has control processes to deal with the establishment of new businesses or significant changes to existing businesses, and the execution of complex or unusual transactions. These processes are designed to subject the business or transaction in question to all the necessary control functions – risk control, legal, compliance, treasury, finance, tax and logistics – as necessary. A key aspect of this process is to ensure that transactions are booked in a way that permits appropriate ongoing risk management, measurement, control and reporting.

Risk categories

The risks faced by UBS’s businesses can be broken down into different categories.
On the most fundamental level there are business risks arising from the commercial and economic risks inherent in any business activity. It is business management’s responsibility to respond to changes in the economic environment and competitive landscape. Business risks are not subject to independent risk control but are factored into the firm’s strategic planning process and the assessment of UBS’s risk appetite and overall risk exposure.
Primary and operational risks which result from particular business activities are, on the other hand, subject to independent risk control.
Primary risks are:
–	Credit risk – the risk of loss resulting from the failure of a client or counterparty to meet its contractual obligations.
–	Market risk – the risk of loss resulting from changes in market variables. These can be categorized as overall changes in market levels and rates (the “general” market risk component), or relative changes with respect to specific companies or instruments (often referred to as the “idiosyncratic” market risk component).
–	Liquidity and funding risk – the risk that UBS might be unable to meet its payment obligations when due or to borrow funds in the market at an acceptable price to fund actual or proposed commitments.
–	Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems (for example failed IT systems, or fraud perpetrated by a UBS employee), or from external causes, whether deliberate, accidental or natural.
è Refer to the “Market risk”, “Credit risk”, “Operational risk” and “Liquidity and funding management” sections of this report for a description of the control frameworks for these risk categories

Quantitative controls

UBS quantifies potential future losses using three complementary risk measures: expected loss, statistical loss and stress loss.

Expected loss is the loss that is expected to arise on average over time in connection with an activity (for example, expected number of loan defaults under normal economic conditions). It is an inherent cost of such activity, and must be factored into business plans.
Statistical loss measures, such as Value at Risk (“VaR”), estimate the amount by which actual losses in a portfolio could exceed the expected loss over a specified time horizon, measured to a specified level of confidence (probability).
Stress loss is the loss that could arise from extreme events, typically beyond the confidence level of the statistical loss estimate, and is normally a scenario-based measure.
These risk measures are typically applied at a portfolio level. They are complemented by controls such as targeted stress measures for concentrated exposures and vulnerable portfolios, sub-portfolios or positions. Concentration risk controls are generally applied where UBS identifies that positions in different financial instruments or different portfolios are affected by changes in the same risk factor or group of correlated factors. Such concentrations can have the potential for significant loss in the event of extreme but plausible adverse developments. Identifying such developments and assessing their potential impact – in particular the danger of aggregated losses from a single event through concentrated exposures – is a critical component of the risk control process.
è Refer to the “Risk concentrations”, section of this report for more information on risk exposures and identified risk concentrations

Qualitative controls

Although measurement of risk is clearly important, not all risks are quantifiable. Due diligence, sound judgment, common sense and an appreciation of a wide range of potential outcomes, including a willingness to challenge assumptions, are key components of a strong risk culture for both risk management and risk control. UBS has reinforced its qualitative risk controls through changes to its risk management and control organization, as described above in the summary of key developments in 2008 section, as well as through education programs.

Earnings-at-risk and capital-at-risk

To complement its day-to-day operating controls, UBS has developed the concepts of “earnings-at-risk” and “capital-at-risk”. These are general measures designed to assess the firm’s overall ability to absorb the potential losses inherent across all its business lines and from all major sources in the current economic cycle.
Earnings-at-risk focuses on UBS’s ability to absorb losses through its current earnings. It is an integral part of the risk control process and is monitored by the BoD, the BoD risk

Risk and treasury management
Risk management and control

committee and the GEB as part of UBS’s monthly risk reporting. The concept reflects UBS’s view that the primary resource to absorb losses should be a firm’s earnings stream. Earnings-at-risk has three elements – risk capacity, risk exposure and risk appetite.

Risk capacity is the level of risk UBS considers itself capable of absorbing, based on its earnings power, without damage to its dividend paying ability, its strategic plans and, ultimately, its reputation and ongoing business viability. It is based on a combination of budgeted, forecast and historical revenues and costs, adjusted for variable compensation, dividends and related taxes.
Risk exposure is an estimate of potential loss based on current and prospective risk positions across major risk categories – primary risks, operational risk and business risk. It builds as far as possible on the statistical loss measures used in the day-to-day operating controls, extending their time horizons where necessary, with adjustments and supplements determined by management to reflect known coverage gaps. Correlations are taken into account when aggregating potential losses from risk positions in the various risk categories to obtain an overall estimate of the risk exposure. The risk exposure is assessed against a severe but plausible constellation of events over a one-year time horizon to a 95% confidence level – in effect to assess the impact of a “once in 20 years” event.
Risk appetite is established by the BoD, who set an upper boundary on aggregate risk exposure. A comparison of risk exposure with risk capacity serves as a basis for determining if current or proposed risk limits are appropriate, and is one of the tools available to management to guide decisions on adjustments to the risk profile. It also provides an indication of UBS’s ability to pay a cash dividend out of its current year earnings.
UBS’s risk exposure should not normally exceed its risk capacity but in the extremely difficult market conditions that persisted throughout 2008, this relationship has not held. For 2008 as a whole, UBS recorded a large net loss, showing that the risk exposures remained greater than UBS’s risk capacity.
Risk exposure remained high as a result of a lack of liquidity in the markets for securitized assets to which UBS had significant exposures during a large part of the year, and due to significantly increased volatility levels in global markets.

The reduction in risk exposure that was achieved through sales (including transactions with BlackRock and the SNB) in addition to the significant writedowns incurred on risk positions, was offset by a simultaneous decrease of risk capacity due to downward revisions of earnings expectations as a consequence of the deteriorating economic outlook.

Measured risk exposure is neither an expected nor a worst case scenario and it can be significantly affected by many external factors. Based on UBS’s assessment of the various dimensions of its portfolio of risks and their potential development, management has and will continue to reduce the firm’s risk exposure to achieve an appropriate level relative to its risk capacity. However, liquidity has been and remains poor in many markets. As with any model, earnings-at-risk is heavily dependent on assumptions and estimates. Measured risk exposure must be understood in this context. During the extremely difficult market conditions that prevailed in 2008, a number of supplementary measures were added to the statistical assessment of risk exposure. For example, observable data were supplemented by judgments in several areas including residential and commercial real estate, US municipal and student loan markets, and potential defaults by monoline insurers and certain corporate loan portfolios. These supplementary measures were a result of extensive consultation between risk management and control professionals and contributed materially to the overall risk exposure that UBS recognized in 2008.
Capital-at-risk considers more extreme losses and their potential to lead to a breach of minimum regulatory capital requirements or even insolvency. Capital-at-risk is an input to the capital management process, building on the earnings-at-risk concept but assessing the potential for losses to exceed earnings capacity and erode capital. For capital-at-risk, the analysis parallels that for earnings-at-risk but is measured at two higher confidence levels. The first is in relation to UBS’s minimum regulatory capital requirement and is set at a 99% confidence level or a “once in 100 years event”. The second is in relation to the solvency of UBS and is set at a confidence level exceeding 99.9%.
The capital-at-risk measures of aggregate risk exposure are important considerations in the assessment of capital adequacy. Like earnings-at-risk, capital-at-risk also relies on day-to-day risk control measures.

Risk and treasury management

Risk concentrations

Risk concentrations

A concentration of risk exists where: (i) a position or group of positions in financial instruments is affected by changes in the same risk factor or group of correlated factors; and (ii) the exposure could, in the event of large but plausible adverse developments, result in significant losses.
The identification of risk concentrations requires judgment because potential future developments cannot be predicted with certainty and may vary from period to period. In determining whether a risk concentration exists, UBS considers a number of elements, both individually and in combination. These elements include: the shared characteristics of the instruments; the size of the position or group of positions; the sensitivity of the position or group of positions to changes in risk factors and the volatility and correlations of those factors. Also important in this assessment is the liquidity of the markets where the instruments are traded and the availability and effectiveness of hedges, as the value of a hedge instrument may not always move in line with the position being hedged. This is referred to as basis risk.
UBS is exposed to price risk, basis risk, credit spread risk and default risk, other idiosyncratic and correlation risks on both equities and fixed income inventories, and to country risk in many of its lending and trading activities. Refer to the “Market risk”, “Credit risk” and “Operational risk” sections of this re-

port for more information on the risk categories to which UBS is exposed. UBS has also bought and may be required to buy securities and units from funds that UBS has sold to clients. Such purchases, especially of illiquid assets such as interests in hedge funds, could create a significant risk exposure for UBS.
If a risk concentration is identified, it is assessed to determine whether it should be reduced or mitigated, and the available means to do so are also evaluated. Identified risk concentrations are subject to increased monitoring.

Identified risk concentrations

Based on UBS’s assessment of its portfolios and asset classes with potential for material loss in a stress scenario relevant to the current environment, the firm believes the various exposures shown below can be considered risk concentrations according to the abovementioned definition.
UBS has significant lending, counterparty and country risk exposures that could sustain significant losses if the current economic conditions were to persist. Refer to the “Credit risk” section of this report for more information.
It is possible that material losses could occur on asset classes, positions and hedges other than those disclosed in this section of this report, particularly if the correlations that emerge in a stressed environment differ markedly from those anticipated by UBS.

Exposure to monoline insurers, by rating[1]
USD million, unless otherwise stated	31.12.08
			Fair value of CDSs		Fair value of CDSs
			prior to credit	Credit valuation	after credit
		Fair value of	valuation	adjustment on	valuation
	Notional amount[3]	underlying CDOs[4]	adjustment[5]	31.12.08	adjustment
	Column 1	Column 2	Column 3 (=1–2)	Column 4	Column 5 (=3–4)

Credit protection on US RMBS CDOs[2]	9,111	1,695	7,415	4,659	2,756

of which: from monolines rated AAA to A	23	12	11	4	6

on US sub-prime residential mortgage-backed securities (RMBS) CDOs high grade	0	0	0	0	0

on US sub-prime RMBS CDOs mezzanine	0	0	0	0	0

on other US RMBS CDOs	23	12	11	4	6

of which: from monolines rated BBB and below	9,088	1,683	7,404	4,655	2,750

on US sub-prime residential mortgage-backed securities (RMBS) CDOs high grade	6,222	952	5,269	2,961	2,308

on US sub-prime RMBS CDOs mezzanine	1,092	28	1,064	897	167

on other US RMBS CDOs	1,774	703	1,071	797	275

Credit protection on other assets[2]	12,424	7,509	4,914	2,335	2,579

of which: from monolines rated AAA to A	2,399	1,568	830	334	496

of which: from monolines rated BBB and below	10,025	5,941	4,084	2,001	2,083

Total 31.12.08	21,535	9,204	12,329	6,994	5,335

Total 31.12.07 (USD billion)	24.2	19.7	4.5	0.9	3.6

[1] Excludes the benefit of credit protection purchased from unrelated third parties.  [2] Categorization based on the lowest insurance financial strength rating assigned by external rating agencies.   [3] Represents gross notional amount of credit default swaps (CDSs) purchased as credit protection.  [4] Collateralized debt obligations (CDOs).  [5] Credit default swaps.

Risk and treasury management
Risk management and control

Exposure to monoline insurers
The vast majority of UBS’s direct exposure to monoline insurers arises from over-the-counter (OTC) derivative contracts, mainly credit default swaps (CDSs), purchased to hedge specific positions. On 31 December 2008, the total fair value of CDS protection purchased from monoline insurers against these positions was USD 5.3 billion after cumulative credit valuation adjustments (CVAs) of USD 7.0 billion. The level of CVAs increased significantly in 2008 from USD 0.9 billion on 31 December 2007 reflecting the progressive deterioration in both the fair value of the underlying CDOs and the credit quality of the monoline insurers during the year.
Exposure under CDS contracts with monoline insurers is calculated as the sum of the fair values of individual CDSs after credit valuation adjustments. This, in turn, depends on the valuation of the instruments against which protection has been bought. A positive fair value, or a valuation gain, on the CDS is recognized if the fair value of the instrument it is intended to hedge decreases.

The table on the previous page shows the CDS protection bought from monoline insurers to hedge specific positions. It illustrates the notional amounts of the protection originally bought, the fair value of the underlying instruments and the fair value of the CDSs both prior to and after credit valuation adjustments taken for these contracts. Refer to “Note 27 Fair value of financial instruments” in the financial statements of this report for more information on CVA valuation and sensitivities. The CVA as at 31 December 2008 was adjusted to take into account the anticipated economic impact of commuting trades with certain monolines.
Other than credit protection bought on the positions detailed in the table on the previous page, UBS held direct derivative exposure to monolines of USD 437 million after CVAs of USD 499 million on 31 December 2008. In its trading portfolio, UBS also had indirect exposure to monoline insurers through securities which they have guaranteed (“wrapped”) and which were issued primarily by US states and municipalities and US student loan programs. These

Exposure to auction rate securities

Auction rate securities held by UBS
Auction rate securities (ARS) are long-term securities structured to allow frequent reset of their coupon and, at the same time, the possibility for holders to sell their investment in a periodic auction, giving the securities some of the characteristics of a short-term instrument in normal market conditions. These are typically issued by municipal entities and student loan trusts, and may be wrapped by monoline insurers. Coupons paid on ARS are determined by an auction at the beginning of each interest reset period, the intention being to allow investors to earn a market rate of interest. In the past UBS	acted as broker-dealer for certain ARS programs. Although it is not obligated to do so, UBS has in the past provided liquidity, from time to time, to these markets by submitting bids to ARS auctions and acquired ARS inventory in the first half of 2008 as a result. As described in the “Changes in 2008” section of UBS’s fourth quarter report, UBS and the Swiss National Bank (SNB) agreed that UBS’s student loan ARS positions will not be sold to the SNB fund. UBS’s inventory of student loan ARS was reclassified from “held for trading” to “loans and receivables” on 31 December 2008 and the student loan ARS repurchased from clients in fourth quarter 2008 were also

Auction rate securities exposure
	Net exposures on	Net exposures on
	31.12.08[1,2] (USD million)	31.12.07[1] (USD billion)

US student loan auction rate securities	8,362	4.5

US municipal auction rate securities	451	1.4

US taxable auction preferred securities	782

US tax-exempt auction preferred securities	3,167

Total	12,763	5.9

[1] Net exposure represents market value of gross exposure net of short positions and hedges considered effective.  [2] On 31 December 2008, USD 4.6 billion of the US student loan auction rate securities were monoline wrapped.

classified as loans and receivables. Under their new classification, all student loan ARS positions held by UBS are subject to an impairment test which includes a detailed review of the quality of the underlying collateral. In fourth quarter 2008 UBS carried out a fundamental analysis of its student loan ARS inventory as well as client positions included in the buy-back program (refer to “Maximum exposure to client auction rate securities” on the next page for more information). The majority of the collateral backing the securities is backed by Federal Family Education Loan Program (FFELP) which is reinsured by the US Department of Education.
Auction preferred stocks (APS) are issued by closed-end mutual funds with an underlying portfolio of tax-exempt municipal bonds, common stock, preferred stock, or taxable debt. A closed-end fund is a publicly traded investment company registered under the Investment Company Act of 1940. The Investment Company Act of 1940 requires significant over-collateralization which benefits the APS holders.

Risk and treasury management

had a net market value of approximately USD 5.5 billion on 31 December 2008.

Exposure to leveraged finance deals
UBS defines leveraged finance deals according to internal credit ratings, which correspond with external corporate credit ratings of BB– or worse at the point of reporting and included underwritten positions that experienced a rating downgrade in 2008. The net exposure to leveraged finance commitments held by UBS was reduced significantly in 2008 to USD 4,009 million at 31 December 2008, of which USD 3,161 million was funded. Leveraged finance exposures on 31 December 2008 are shown net of cumulative gross writedowns and impairment charges, as well as effective hedges. Exposure to leveraged finance commitments, net of effective hedges, at 31 December 2007 was USD 11.4 billion, of which USD 7.4 billion was funded. The net exposure at this date, after deductions of cumulative gross markdowns, was USD 11 billion.

Previously disclosed risk concentrations

In 2008, UBS significantly reduced its exposures to US residential and commercial real estate-related positions and the US reference-linked note (RLN) program. These reductions were achieved both through sales and writedowns as well as UBS’s agreement with the Swiss National Bank (SNB) in October 2008, which allows for the transfer of illiquid securities and other positions from UBS to a fund owned and controlled by the SNB. As a result of this agreement, UBS’s residual positions in these asset classes were no longer considered as concentrations of risk. Refer to the “Strategy and structure” section of this report for more information on the SNB transaction. UBS previously reported net exposures on 31 December 2007 to US sub-prime residential mortgages of USD 27.6 billion and to US Alt-A residential mortgages of USD 26.6 billion. At the same date UBS had net exposures to US commercial real estate of USD 7.7 billion and to US RLN of USD 11.2 billion. UBS also reported in third quarter 2008 net exposures of USD 6.1 billion on 30 June 2008 and USD 2.3 billion on 30 September 2008 to US prime residential mortgages.

On 31 December 2008, UBS had student loan ARS positions with a carrying value totaling USD 8.4 billion, of which approximately 66% of the securities in the portfolio was backed by FFELP guaranteed collateral. On the same date, UBS had exposures to US auction preferred securities of USD 4.0 billion.

Maximum exposure to client auction rate securities
UBS has committed to restore liquidity to client holdings of ARS. This commitment is in line with previously announced agreements in principle with various US regulatory agencies, and the final settlements entered into with the Massachusetts Securities Division, the US Securities and Exchange Commission, and the New York Attorney General. On 7 October 2008, UBS filed a registration statement with the US Securities and Exchange Commission for Auction Rate Securities Rights necessary to offer clients the right to sell their ARS to UBS at par value during their buy-back period. The table below shows the maximum required repurchase amount at par of ARS, which would occur over various time periods between 31 October 2008 and 2 July 2012 according to client type and security. UBS anticipates that the maximum required repurchase amount is likely to decline over time as issuers refinance their debt obligations and UBS works with issuers, industry peers and US government officials on restructuring initiatives and redemption opportunities.
Approximately 88% of the USD 11.8 billion student loan ARS held by clients are backed by FFELP guaranteed collateral. Following the start of the buy-back program in fourth quarter 2008, UBS repurchased approximately USD 0.5 billion of US student loan ARS, USD 0.2 billion of US municipal ARS, USD 0.6 billion of US taxable auction preferred securities (APS) and USD 3.2 billion of US tax exempt APS from clients.

Client holdings: auction rate securities
		Buy-back period
	Par value of maximum required purchase on 31.12.08	Private clients		Institutional clients
USD million		31.10.08–4.1.11	2.1.09–4.1.11	30.6.10–2.7.12

US student loan auction rate securities	11,775	41	3,196	8,538

US municipal auction rate securities	2,041	144	1,589	308

US taxable auction preferred securities	1,659	161	1,202	296

US tax-exempt auction preferred securities	64	64	–	–

Total	15,539	410	5,987	9,142

Risk and treasury management
Risk management and control

Market risk

Market risk is the risk of loss from changes in market variables. There are two broad categories of changes: general market risk factors and idiosyncratic components. General market risk factors are driven by macroeconomic, geopolitical and other market-wide considerations, independent of any instrument or single issuer or counterparty. They include such things as interest rates, the levels of equity market indices, exchange rates, commodities (including the price of energy and metals), as well as general credit spreads. The associated volatility of these risk factors and the correlations between them are also considered to be general market risk factors. Idiosyncratic components, on the other hand, are those that cannot be explained by general market moves. Broadly they are the elements of the prices of debt and equity instruments, as well as derivatives linked to them, which result from factors and events specific to individual companies or entities.

Sources of market risk

UBS takes both general and idiosyncratic market risks in its trading activities, and some non-trading businesses are also subject to general market risks.

Trading
Most of UBS’s trading activity is in the Investment Bank. During 2008 it included market-making, facilitation of client business and proprietary position taking in the cash and derivative markets for equities, fixed income, interest rates, foreign exchange, energy, metals and commodities. However, the Investment Bank is being repositioned to focus primarily on client activities. In addition to the planned exit from municipals, proprietary trading and commodities (excluding precious metals) businesses, the Investment Bank will also largely exit its remaining real estate and securitization activities as well as the exotic structured products business. Refer to the “Investment Bank” section of this report for further information.
The largest contributor to market risk within the Investment Bank has been the fixed income trading area. This business area has been progressively reducing risk positions. Those that remain relate to corporate and consumer credit markets, US municipal and student loan markets, as well as significantly reduced positions in asset-backed securities (including residential and commercial real estate).
The relative contribution from a market risk perspective from equities, currencies and commodities has been modest compared to that seen in the fixed income trading area.
Trading businesses are subject to multiple market risk limits. Traders are required to manage their risks within these limits which in turn may involve employing hedging and risk mitigation strategies. These strategies can expose UBS to risk as the hedge instrument and the position being hedged may not always move in parallel (often referred to as “basis risk”). Senior management and risk controllers may also give instructions for risk to be reduced, even when limits are not exceeded, if particular positions or the general levels of exposure are considered inappropriate.
The asset management and wealth management businesses carry small trading positions, principally to support client activity. The market risk from these positions is not material to UBS as a whole. UBS has also bought and may be required to buy securities and units from funds that UBS has sold to clients, which may be exposed to market risk. These positions are managed as investment positions. Refer to the “Equity investments” section below for further information.

Non-trading
In the Investment Bank, significant non-trading interest rate risk and all non-trading foreign exchange risks are captured, controlled and reported under the same risk management and control framework as trading risk.
In the other business divisions, exposures to general market risk factors – primarily interest rates and exchange rates – also arise from non-trading activities (the largest items are the interest rate risks in Global Wealth Management & Business Banking). These market risks are generally transferred to the Investment Bank or Group Treasury, which manage the positions as part of their overall portfolios within their allocated limits.
Market risks that are retained by the other business divisions are not significant relative to UBS’s overall risk, and exposures are subject to market risk measures and controls. With the exception of structural currency exposures which arise from Group Treasury’s management of consolidated capital, non-trading currency and commodity positions are subject to market risk regulatory capital and are therefore captured in VaR, although such positions do not contribute significantly to overall VaR.
Group Treasury also assumes market risk from its funding, balance sheet and capital management responsibilities. For example, it finances non-monetary balance sheet items such as bank property and equity investments in associated companies. It also manages interest rate and foreign exchange risks resulting from the deployment of UBS’s consolidated equity, from structural foreign exchange positions and from non-Swiss franc revenues and costs. The market risk limits allocated to Group Treasury cover both the risks resulting from these responsibilities, and those transferred from other business divisions.
è Refer to the “Treasury management” section of this report for more information on Group Treasury’s risk management activities.

Risk and treasury management

Measuring market risk

UBS has two major portfolio measures of market risk – VaR and stress loss – which are common to all business divisions. They are complemented by concentration and other supplementary limits on portfolios, sub-portfolios, asset classes or products for specific purposes where standard limits are not considered to provide comprehensive control. They may also be applied to complex products for which not all model input parameters are observable, and which thus create challenges for valuation and risk measurement. Operational limits can take a variety of forms including values (market, nominal or notional) or risk sensitivities (a measure of exposure to a given risk factor such as interest rates or credit spreads). These “operational limits” are intended to address concerns about the extent of market liquidity, available operational capacity or valuation uncertainty, for example.
Market risk limits are set for each of the business divisions and Group Treasury. The limit framework in the Investment Bank is clearly more detailed than the other divisions reflecting the nature of the risks it takes and the capacity in which it takes risks.

Value at Risk (VaR)
VaR is a statistical estimate of potential loss from adverse movements in market risk factors. A single VaR model is used for both internal limit purposes and for determining market risk regulatory capital requirements. However, the population of risk positions included in the internal management VaR measure differs from the regulatory VaR measure, largely due to required exclusions from regulatory VaR. UBS’s internal management VaR includes interest rate risk from banking book positions and credit spread sensitivities related to counterparty exposures in the OTC derivatives portfolios (referred to as credit valuation adjustment – CVA). The inclusion of CVA in internal management VaR resulted in a material difference between this measure and the regulatory VaR. In third quarter 2008, UBS changed its VaR disclosure and now presents both the regulatory and internal VaR.
UBS measures VaR using a 10-day time horizon for regulatory and for internal purposes, while VaR backtesting is based on a 1-day time horizon (refer to the discussion on backtesting below for more information). VaR is calculated daily, based on end-of-day positions, and is not subsequently restated to reflect any retrospective adjustments to position valuations. VaR models are based on historical data and thus implicitly assume that market moves over the next 10 days or one day will follow a similar pattern to those that have occurred over 10-day and one-day periods in the past. UBS uses a look-back period of five years which generally captures the cyclical nature of financial markets but may be slow to react to periods of heightened volatility. UBS applies these historical changes directly to current positions, a method known as historical simulation.

Realized market losses can differ from those implied by the VaR measure for many reasons. All VaR measures are subject to limitations and must be interpreted accordingly. The losses experienced by UBS in 2008 highlight the limitations of VaR as an absolute measure of risk and reinforce the need for multiple views of risk exposure. As an essential complement to VaR, UBS applies stress scenarios reflecting different combinations of market moves intended to capture a range of potential stress events, and more targeted stress tests for concentrated exposures and vulnerable portfolios.

VaR developments in 2008
UBS made a number of changes to its VaR model in 2008, while also changing the scope of the regulatory and internal management VaR to better reflect the underlying risks. These changes significantly impacted the levels of VaR in 2008 compared with 2007, and are summarized below.
–	From 1 January 2008, UBS changed its approach to internal risk control for illiquid US residential mortgage-related exposures: US sub-prime and Alt-A residential mortgage-backed securities (RMBS); super senior RMBS collateralized debt obligations (CDOs); the US reference-linked note program; and related hedges. These positions were excluded from internal management VaR and related limits with new controls were instituted directly over the volume of remaining positions in these categories. As the regulatory capital treatment changed from trading book to banking book, these positions were also excluded from regulatory capital VaR.
–	In second quarter 2008, positions in student loan auction rate securities (ARS) were reclassified from trading book to banking book for regulatory capital purposes and excluded from regulatory capital VaR and backtesting due to the illiquidity of the positions.
–	Enhancements to the VaR model were introduced at the end of June 2008 to increase the granularity of credit spread risk representation between single name CDS, several CDS indices and cash positions.
–	UBS increased the scope of its internal management VaR in third quarter 2008 to more accurately represent risk exposures and related hedges. Before these changes, certain credit hedges were included in VaR but the underlying credit exposures were not, resulting in an inconsistent treatment for risk monitoring and control. UBS therefore incorporated into its internal management VaR the impact of changes in credit spread sensitivities relating to counterparty exposures in its OTC derivatives portfolio. However, when computing regulatory capital these credit spread sensitivities are currently excluded. Refer to the “Value at Risk developments – treatment of CVA” sidebar in UBS’s third quarter 2008 financial report for more information.
–	In fourth quarter 2008, UBS introduced additional granularity between certain cost of funding measures – Libor

Risk and treasury management
Risk management and control

and the overnight index swap (OIS) rate. In addition, UBS excluded positions related to the asset and liability management (ALM) portfolio from its regulatory VaR. The ALM desk is a treasury function within the Investment Bank which manages the funding and liquidity exposures of the Investment Bank and is not managed with trading intent. The positions related to ALM this portfolio remain in internal management VaR.
–	UBS continues to review the performance of its VaR implementation and will continue to enhance its VaR model to more accurately capture the relationships between market risks associated with certain risk positions, as well as the revenue of large market movements for some trading positions.

Backtesting
The accuracy of the VaR model is monitored by backtesting, which compares the 1-day regulatory VaR calculated on trading portfolios at close of each business day with the actual revenues arising on those positions on the next business day. These backtesting revenues exclude non-trading components such as commissions and fees as well as estimated revenues from intraday trading. If backtesting revenues are negative and exceed the 1-day regulatory VaR, this results in a “backtesting exception”.
VaR based on a one-day horizon provides an estimate of the range of daily mark-to-market revenues on trading positions under normal market conditions similar to those experienced during the historical period used in the model. As UBS’s VaR model uses a look-back period of five years it does not respond quickly to periods of heightened volatility as experienced in 2008. When 1-day regulatory VaR is measured at a 99% confidence level, such an exception can be expected, on average, to occur on one in a hundred business days. More frequent backtesting exceptions may occur if market moves are greater than those seen in the look-back period, the frequency of large moves increases, or historical correlations and relationships between markets or variables break down (for example, in a period of extreme market disruption or an extreme stress event). Backtesting exceptions are also likely to arise if the way positions are represented in VaR does not adequately capture all their differentiating characteristics or the relationships between them.
UBS experienced 50 backtesting exceptions in 2008 compared with 29 backtesting exceptions in 2007.
The extreme market movements in a number of risk factors combined with a breakdown in traditional relationships between trading positions and their corresponding hedges (basis risk) were the primary contributors to the backtesting exceptions experienced. These results highlight the limitations of VaR and illustrate the need for multiple views of risk exposure such as macro and more targeted stress scenarios. Refer to the “Stress loss” section below for more information. UBS will continue improving its VaR model to better

Investment Bank: backtesting revenue1 distribution

1 Backtesting revenues exclude non-trading revenues, such as commissions and fees, and revenues from intraday trading.

Investment Bank: analysis of negative backtesting revenues1

1 Backtesting revenues exclude non-trading revenues, such as commissions and fees, and revenues from intraday trading. Analysis for loss days only.

Risk and treasury management

capture all relevant risks in its trading portfolio.
The first histogram on the previous page shows daily backtesting revenues in the Investment Bank for the whole of 2008. In the second histogram, the daily backtesting revenues are compared with the corresponding VaR over the same 12-month period for days when backtesting revenues were negative. A positive result in this histogram represents a loss less than VaR while a negative result represents a loss greater than VaR and therefore a backtesting exception.
All backtesting exceptions and any exceptional revenues on the profit side of the VaR distribution are investigated. In addition all backtesting results are reported to senior business management, the Group CRO and business division CROs.
Backtesting exceptions are also reported to internal and external auditors and relevant regulators.

Stress loss
The purpose of stress testing is to quantify exposure to extreme and unusual market movements. UBS’s VaR measure is based on observed historical movements and correlations, whereas its stress loss measures are informed by past events but include forward looking elements. UBS’s objectives in

Investment Bank: Value-at-Risk (10-day, 99% confidence, 5 years of historical data)[1]

		Year ended 31.12.08								Year ended 31.12.07
	CHF million	Min.		Max.		Average		31.12.08		Min.		Max.		Average		31.12.07

	Risk type

	Equities	82		185		131		117		147		415		209		164

	Interest rates (including credit spreads)	217		659		397		544		260		858		450		548

	Foreign exchange	12		58		28		30		9		73		28		21

	Energy, metals and commodities	14		60		30		22		24		90		51		41

	Diversification effect		[2]		[2]	(212)		(229)			[2]		[2]	(225)		(223)

	Total regulatory VaR	240		601		374		485		276		820		514		552

	Diversification effect (%)					(36%	)	(32%	)					(30%	)	(29%	)

	Management VaR [1,3]	239		499		316		424		291		836		537		614

[1] From 1 January 2008, excludes US residential sub-prime and Alt-A mortgage-related exposures, super senior RMBS CDOs and the US reference-linked note program, and related hedges.  [2] As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.  [3] Includes all positions subject to internal management VaR limits (including CVAs since 3Q 2008).

UBS Group: Value-at-Risk (10-day, 99% confidence, 5 years of historical data)[1]

		Year ended 31.12.08								Year ended 31.12.07
	CHF million	Min.		Max.		Average		31.12.08		Min.		Max.		Average		31.12.07

	Business divisions

	Investment Bank[1]	240		601		374		485		276		820		514		552

	Global Asset Management	1		7		2		6		2		10		4		3

	Global Wealth Management & Business Banking	1		17		4		16		2		5		3		2

	Corporate Center[2]	3		93		26		10		1		87		18		21

	Diversification effect		[3]		[3]	(34)		(25)			[3]		[3]	(29)		(29)

	Total regulatory VaR	246		609		373		492		273		814		509		548

	Diversification effect (%)					(8%	)	(5%	)					(5%	)	(5%	)

	Management VaR [1,4]	246		521		320		459		288		833		535		588

[1] From 1 January 2008, excludes US residential sub-prime and Alt-A mortgage-related exposures, super senior RMBS CDOs and the US reference-linked note program, and related hedges.  [2] The Corporate Center regulatory VaR only includes FX risk of Group Treasury.  [3] As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.  [4] Includes all positions subject to internal management VaR limits (including CVAs since 3Q 2008).

UBS: Value-at-Risk (1-day, 99% confidence, 5 years of historical data)[1]

		Year ended 31.12.08								Year ended 31.12.07
CHF million		Min.		Max.		Average		31.12.08		Min.		Max.		Average		31.12.07

Investment Bank	Regulatory VaR[2]	96		210		132		162		122		249		160		134

	Management VaR[3]	101		171		125		160		124		253		164		149

UBS	Regulatory VaR[2]	97		207		133		163		122		249		159		136

	Management VaR[3]	101		169		125		159		126		254		165		152

[1] 10-day and 1-day Value at Risk (VaR) results are separately calculated from underlying positions and historical market moves. They cannot be inferred from each other. From 1 January 2008, excludes US residential sub-prime and Alt-A mortgage-related exposures, super senior RMBS CDOs and the US reference-linked note program, and related hedges.  [2] Backtesting is based on regulatory capital VaR.  [3] Includes all positions subject to internal management VaR limits (including CVAs since 3Q 2008).

Risk and treasury management
Risk management and control

stress testing are to explore a wide range of possible outcomes, to understand vulnerabilities, and to provide a control framework that is comprehensive, transparent and responsive to changing market conditions.

In light of the continued dislocation in financial markets, UBS has placed less emphasis on statistical models such as VaR for the identification and management of risks and more on its stress-based measures, particularly to identify and manage those portfolios considered most at risk.
In 2008, UBS continued to enhance its Group-wide stress testing framework, with a particular focus on the development of a range of concrete, detailed forward-looking stress scenarios. Each scenario is based on the premise of a large initial shock occurring in one part of the financial markets, leading to a series of subsequent shocks in other markets. The scenario specifications are explicitly intended to capture the liquidity characteristics of different markets and positions. More frequent review of the range of scenarios in the context of macroeconomic risk analysis has also been initiated.
Standard scenarios are recalculated daily, allowing the development of stress loss exposure to be tracked and comparisons made from one period to the next. Stress loss limits approved by the Board of Directors are applied for all business divisions. Additional requirements for stress scenario calculation capabilities are being established for all Investment Bank trading systems.
Specific or “targeted” stress scenarios focusing on current concerns and vulnerabilities are also used. These measures are adapted to changing market conditions, as well as changes to UBS’s portfolios, sub-portfolios and positions. The choice of scenarios depends on management’s view of potential economic and market developments and their relevance to UBS’s risk exposures. Targeted stress measures also feed into UBS’s earnings-at-risk and capital-at-risk metrics.
The VaR results beyond the 99% confidence level are analyzed to better understand the potential risks of the portfolio and to help identify risk concentrations. The results of this analysis are valuable in their own right and can also be used to formulate position-centric stress tests. Although the standard scenarios incorporate generic elements of past market crises, more granular detail of specific historical events is provided by extreme VaR outcomes. The largest possible loss arising from UBS’s daily VaR simulation using five years of historical data is also monitored against limits as an additional stress scenario.
UBS applies country limits to all but the best-rated countries, covering market as well as credit risks. This includes applying appropriate stress loss limits to emerging markets in aggregate as well as to individual emerging market countries.
The market moves envisaged in stress scenarios, including targeted stress scenarios, might prove to be less than the moves actually seen in a stress event, and actual events may differ significantly from those modeled in the stress scenarios.
Most major financial institutions employ stress tests, but their approaches differ widely and there is no benchmark or industry standard in terms of scenarios or the way they are applied to an institution’s positions. The impact of a given stress scenario, even if measured in the same way across institutions, depends entirely on the make-up of each institution’s portfolio, and a scenario that is relevant to one institution may have no relevance to another. Comparisons of stress results between institutions can therefore be highly misleading, and for this reason UBS, like most of its peers, does not publish quantitative stress results.

Concentration limits and other controls

UBS applies concentration limits on exposures to general market risk factors and to single name exposures. The limits take account of variations in price volatility and market depth and liquidity.
In the Investment Bank, limits are placed on exposures to individual risk factors. They are applied to general market risk factors such as interest rates, credit spreads, equity indices and foreign exchange rates or groups of highly correlated factors based on assumed moves in the risk factors broadly consistent with the terms of UBS’s VaR measure. Each limit applies to exposures arising from all instrument types in all trading businesses of the Investment Bank. The assumed moves in risk factors are updated in line with the VaR historical time series and the limits are reviewed annually or as necessary to reflect market conditions. The effectiveness of risk factor limits in controlling concentrations of risk depends critically upon the way risk positions are represented. If long and short positions are considered to be sensitive to the same risk factor, potential gains and losses from changes in that factor are netted. The steps UBS has taken in 2008 to enhance the granularity of risk representation in its VaR measure are also relevant to its risk concentration controls as underlying relationships between risk factors are more clearly represented in VaR exposures.
UBS also applies volume-based limits to certain portfolios and sub-portfolios. Additionally, UBS measures and limits the potential impact of increased default rates on the value of its portfolio of single name exposures.
The Investment Bank carries exposure to single names, and therefore to event risk (including default risk). This risk is measured across all relevant instruments (debt and equity in physical form and from forwards, options, default swaps and other derivatives including basket securities) as the aggregate change in value resulting from an event affecting a single name or group. The maximum amount that could be lost if all underlying debt and equity of each name became worthless is also tracked. Positions are controlled in the con-

Risk and treasury management

text of the liquidity of the market in which they are traded, and all material positions are monitored in light of changing market conditions and information on individual names.
This form of single name exposure measure is most appropriate to corporate issuers, financial institutions and other entities, the value of whose equity and debt instruments is dependent on their own assets, liabilities and capital resources.
Exposures arising from security underwriting commitments are subject to the same measures and controls as secondary market positions. There are also governance processes for the commitments themselves, generally including review by a commitment committee with representation from business and control functions. Underwriting commitments are approved under specific delegated risk management and risk control authorities.

Other applications of market risk measures

Market risk measurement tools may be selectively applied to portfolios for which the primary controls are in other forms. VaR can, for example, provide additional insight into the sensitivity of investment positions to market risk factors, even though some of the assumptions of VaR – in particular the relatively short time horizon – may not be representative of their full risk. The results can be used by business management and risk controllers for information purposes or to trigger action or review.

Equity investments

UBS makes investments for a variety of purposes. Some are made for revenue generation or as part of strategic initiatives, while others, such as exchange and clearing house memberships, are held in support of UBS’s business activities. Investments may also be made in funds managed by UBS to fund or “seed” them at inception or to demonstrate alignment of UBS’s interests with those of investors. UBS has also bought and may be required to buy securities and units from funds that UBS has sold to clients. These include purchases of illiquid assets such as interests in hedge funds.
UBS may make direct investments in a variety of entities or buy equity holdings in both listed and unlisted companies. Such investments tend to be illiquid. The fair values of equity investments are generally dominated by factors specific to the individual stocks, and the correlation of individual holdings to equity indices varies. Furthermore, equity investments are generally intended to be held for the medium- or long-term and may be subject to lock-up agreements. For these reasons, they are not directly controlled using the market risk measures applied to trading activities. They are, however, subject to controls, including pre-approval of new investments by business management and risk control, and regu-

lar monitoring and reporting. They are also included in earnings-at-risk and capital-at-risk metrics.
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
Private equity positions were, in the past, the major component of equity investments, but the portfolio has been managed down over recent years.
Under International Financial Reporting Standards (IFRS), equity investments may be classified as “financial investments available-for-sale”, “financial assets designated at fair value through profit or loss” or “investments in associates”.

Composition of equity investments
At 31 December 2008, UBS held equity investments totaling CHF 3,653 million, of which CHF 1,681 million were classified as “financial investments available-for-sale”, CHF 1,079 million as “financial assets designated at fair value” and CHF 892 million as “investments in associates”. Within “financial investments available-for-sale”, CHF 258 million are listed equities.
At 31 December 2007, UBS held equity investments totaling CHF 7,690 million, of which CHF 3,583 million were classified as “financial investments available-for-sale”, CHF 2,128 million as “financial assets designated at fair value” and CHF 1,979 million as “investments in associates”. Within “financial investments available-for-sale”, CHF 1,865 million are listed equities.
In December 2008, UBS disposed of its equity stake in Bank of China through a placing of approximately 3.4 billion Bank of China Limited H-shares to institutional investors for a cash consideration of approximately CHF 887 million (HKD 6,519 million). UBS acquired the shares in 2005 in preparation for Bank of China’s IPO to the international market. The investment in Bank of China was accounted for as a “financial investment available-for-sale”. The disposal resulted in a gain of approximately CHF 360 million.
Within the total of CHF 1,079 million “financial assets designated at fair value”, CHF 1,058 million represents the assets of trust entities associated with employee compensation schemes. They are broadly offset by liabilities to plan participants included in “other liabilities”. The equivalent positions at 31 December 2007 amounted to CHF 1,788 million.
è Refer to “Note 34 Significant subsidiaries and associates” in the financial statements of this report for details of significant associates

Risk and treasury management
Risk management and control

Credit risk

Credit risk is the risk of financial loss resulting from failure by a client or counterparty to meet its contractual obligations to UBS. This can be caused by factors directly related to the counterparty, such as business or management problems, or from failures in the settlement process, for example on foreign exchange transactions where UBS has honored its obligation but the counterparty fails to deliver the counter-value (“settlement risk”). Alternatively, it can be triggered by economic or political difficulties in the country in which the counterparty or issuer of the security is based or where it has substantial assets (“country risk”).

Sources of credit risk

Credit risk is inherent in traditional banking products such as loans, commitments to lend and contingent liabilities (for example, letters of credit) as well as in “traded products”: derivative contracts such as forwards, swaps and options; repurchase agreements (repos and reverse repos); and securities borrowing and lending transactions. The risk control processes applied to these products are fundamentally the same, although the accounting treatment varies, as they can be carried at amortized cost or fair value, depending on the type of instrument and, in some cases, the nature of the exposure.
Many of the business activities of Global Wealth Management & Business Banking and the Investment Bank expose UBS to credit risk, while credit risk exposure is a less material concern to Global Asset Management. Global Wealth Management & Business Banking offers private and corporate customers in Switzerland and wealth management clients internationally a variety of credit products, although the majority of credit risks are well secured by financial collateral or other assets. The Investment Bank gives corporate, institutional, intermediary and alternative asset management clients access to a full range of credit and capital markets instruments across all product classes, and engages with other professional counterparties in its trading and risk management activities.

Credit risk control

Limits and controls
Concentrations of credit risk can arise if clients are engaged in similar activities, or are located in the same geographical region or have comparable economic characteristics such that their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions. To avoid, as far as possible, undue credit risk concentrations, UBS has established limits and operational controls to constrain credit exposure to individual counterparties and counterparty groups. Where appropriate, it has also established industry and country limits and guidelines at portfolio and sub-portfolio levels.
At the level of the individual counterparty and counter-party group, limits are established covering banking and traded products. These limits put constraints not only on the current outstanding amount but also on contingent commitments and the potential future exposure of traded products. Credit engagements may not be entered into without the appropriate approvals and adherence to these limits.
In the Investment Bank, at a portfolio level a distinction is made between those exposures which are to be held to maturity (“take and hold exposures”) and those which will be held only over the short term, pending distribution or risk transfer (“temporary exposures”). Most limits and operational controls constrain the credit exposure of a sub-portfolio, but UBS also has limits that restrict the credit risk of a whole portfolio using credit risk measures such as stress loss, as described below. Such limits are applied for instance to the Investment Bank’s leveraged lending portfolio, where the impact of variations in default rates and asset prices is considered, together with market liquidity and UBS’s distribution capabilities.

Risk mitigation
Taking collateral is the most common way to mitigate credit risk. Loans to wealth management clients (“lombard lending”) are made against the pledge of sufficient eligible marketable securities or cash. For real estate financing, a mortgage over the relevant property is taken to secure the claim. The Investment Bank also takes financial collateral in the form of marketable securities in much of its over-the-counter (OTC) derivatives activities and in its securities financing business (securities lending and borrowing or repurchase and reverse repurchase). To ensure with a high degree of certainty that the collateral value will cover the exposure, discounts (“haircuts”) are generally applied to the current market value. These reflect the quality, liquidity, volatility and, in some cases, the complexity of the individual instruments. Exposures and collateral values are continuously monitored, and margin calls or close-out procedures are enforced, when the market value of collateral falls below a predefined trigger level. Concentrations within individual collateral portfolios and across clients are also monitored where relevant and may affect the discount applied to a specific collateral pool.
The OTC derivatives business is generally conducted under bilateral master agreements, which typically allow for the close-out and netting of all transactions in the event of default. UBS also has two-way collateral agreements with all major market participants, under which either party can be

Risk and treasury management

required to provide collateral in the form of cash or marketable securities when exposure exceeds a predefined level. The OTC derivatives business with lower-rated counterparties is generally conducted under one-way collateral agreements where only the counterparty is required to provide UBS with cash or very liquid collateral. For certain counterparties, like hedge funds, UBS may use two-way collateral agreements. UBS has policies for netting and collateral agreements, including requiring a legal opinion that contracts are enforceable in the case of insolvency in the relevant jurisdictions.
The Investment Bank also utilizes credit hedging to actively manage the credit risk of its portfolios, with the goal of reducing concentrations in individual names, sectors or specific portfolios. The Investment Bank utilizes a number of different hedging measures which include single name credit default swaps (CDS), index CDS, credit linked notes and total return swaps. Single name CDS are generally executed under bilateral netting and collateral agreements, with high-grade market counterparties. For the purposes of monitoring against limits, UBS observes strict standards. Credit hedges are only recognized as a risk mitigant if they are single name credit default swaps, total return swaps or credit linked notes. They must cover potential credit exposure increases to a high level of confidence, and offer protection against a wide range of credit events. Other credit risk mitigants such as proxy hedges (credit protection on a correlated but different name) or index CDS are not recognized for the purposes of monitoring against limits.
Buying credit protection creates credit exposure against the hedge provider. The exposure to credit protection providers and thus the effectiveness of credit hedges is monitored as part of the overall credit exposure against the relevant names. Where there is significant correlation between the counterparty and the hedge provider (so-called “wrong-way risk”), UBS’s policy is not to recognize any benefit in credit risk measures.

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
UBS has developed tools to support the quantification of the credit risk of individual counterparties, applying the three generally accepted parameters: probability of default, exposure at default and loss given default. Models are also used to derive the portfolio risk measures expected loss, statistical loss and stress loss.

Credit risk parameters Three parameters are used to measure and control individual counterparty credit risk:
–	The probability of default is an estimate of the likelihood of the client or counterparty defaulting on its contractual obligations. This probability is assessed using rating tools tailored to the various categories of counterparties. These categories are also calibrated to the UBS 15-class Masterscale (UBS’s proprietary credit rating scale) to ensure consistency in the quantification of default probabilities across counterparties. Besides their use for credit risk measurement, ratings are an important element in setting credit risk approval authorities.
–	Exposure at default is derived from the current exposure to the counterparty and its possible future development. For traded products such as OTC derivatives, the exposure at default is not a definitive number – it must be derived by modeling the range of possible outcomes. In measuring individual counterparty exposure against credit limits, UBS considers the maximum likely exposure measured to a high confidence level over the full life of all outstanding obligations. However, when aggregating exposures to different counterparties for portfolio risk measurement, the expected exposure to each counterparty at a given time horizon (usually one year) generated by the same model is used.
–	The loss given default is determined based on the likely recovery rate of defaulted claims, which is a function of the type of counterparty and any credit mitigation or support (such as security or guarantee).
These parameters are the basis for most internal measures of credit risk. They are also key inputs to the regulatory capital calculation under the advanced Internal Rating Based approach of the new Basel Capital Accord (Basel II), which UBS adopted from 1 January 2008, when the accord came into force.
è Refer to the discussion on rating system design and estimation of credit risk parameters below for a more detailed description of the three credit risk parameters discussed above

Expected loss
Credit losses must be anticipated as an inherent cost of doing business. But the occurrence of credit losses is erratic in both timing and amount, and those losses that do arise usually relate to transactions entered into in previous accounting periods. In order to reflect the fact that future credit losses are implicit in today’s portfolio, UBS uses the concept of “expected loss”.
Expected loss is a statistical concept which is used to estimate the annual costs that are expected to arise, on average, from positions in the current credit portfolio that become impaired. The expected loss for a given credit facility is a function of the three components described above: proba-

Risk and treasury management
Risk management and control

bility of default, exposure at default and loss given default. The expected loss figures for individual counterparties are aggregated to derive the expected credit loss for the whole portfolio.
Expected loss is the basis for quantifying credit risk in all portfolios. It is an input used to value or price some products. Expected loss is also the starting point for the measurement of portfolio statistical loss and stress loss.
è Refer to the discussion on credit loss expense below for more information

Statistical loss
UBS uses a statistical model – credit Value at Risk (“credit VaR”) – to estimate the potential loss on the portfolio over one year measured to a specified level of confidence. The shape of the modeled loss distribution is driven by systematic default relationships amongst counterparties within and between segments. The results of this analysis provide an indication of the level of risk in the portfolio, and the way it develops over time. It is also an important input to the overall risk measures earnings-at-risk and capital-at-risk.
è Refer to the discussion on earnings-at-risk and capital-at-risk in the “Risk management and control” section of this report for more information

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

Composition of credit risk – UBS Group

The measures of credit risk used by UBS may differ depending on the purpose for which exposures are aggregated: financial accounting under the International Financial Reporting Standards (IFRS); determination of regulatory capital; or UBS’s own internal management view (i.e. the economic risk of the credit portfolio which reflects how that risk is managed by UBS). The table “Exposure to credit risk – UBS Group” below begins with the IFRS view (“maximum exposure to credit risk”), and shows the adjustments required to reconcile to the internal management view (“Credit exposure before hedges”).

Exposure to credit risk – UBS Group
For the year ended
	31.12.2008					31.12.2007
	IFRS[1] reported		Adjustments:			IFRS[1] reported
	values		Maximum	Credit	Credit	values		Credit	Credit
	Maximum		exposure	exposure	exposure	Maximum		exposure	exposure
	exposure to		to internal	before	after	exposure to		before	after
CHF million	credit risk[2]		risk view	hedges[3]	hedges[4]	credit risk[2]		hedges[3]	hedges[4]
Balances with central banks	29,156			29,156		16,433		16,434

Due from banks	64,451		(45,419)	19,032		60,907		26,304

Loans	340,308		(68,627)	271,681		335,864		285,093

Contingent claims	19,699		(807)	18,892		20,824		20,347

Undrawn irrevocable credit facilities	60,316		(3,326)	56,990		83,980		80,971

Banking products	513,930		(118,179)	395,750	347,900	518,008		429,149	377,622

Derivative instruments[3]	854,100		(626,448)	227,652		428,217		184,809

Securities lending/borrowing[4]	122,897	}	(300,694)	46,851		207,063	}	58,896

Repurchase/reverse repurchase agreements	224,648					376,928

Traded products	1,201,645		(927,142)	274,503	263,677	1,012,208		243,704	237,790

Financial assets designated at fair value – debt instruments	5,153					4,116

Financial Investments available-for-sale – debt instruments	3,567					1,383

Trading portfolio assets – debt instruments	224,862					376,928

Accrued income	3,238					9,200

Other assets	6,189					12,874

Irrevocable commitments to acquire ARS	16,571					N/A

Other products	259,580					404,501

Total at the year-end	1,975,155		(1,304,902)	670,253	611,577	1,934,717		672,853	615,412

[1] International Financial Reporting Standards (IFRS).  [2] These amounts are considered the best representation of “maximum exposure to credit risk” as defined by the IFRS, without taking into account credit conversion factors for off-balance sheet positions.  [3] Includes temporary exposure, before risk transfer, deduction of collateral and risk mitigation.  [4] Exposure after risk transfer, deduction of allowances, provisions, credit valuation adjustments, credit default swaps and credit linked notes.

Risk and treasury management

In the tables in this section the internal management view of credit risk exposure is based on a revised measurement methodology for traded products compared with 2007. The 2007 numbers have been restated accordingly. The methodology was refined to reflect the internal reporting methods used in the business divisions.
In general, the exposures shown in the tables are gross and do not reflect the benefit of security held or other risk mitigation employed, such as hedging and risk transfers. The main differences between the internal management and IFRS views of gross credit exposure are:
–	Cash collateral posted by UBS against negative replacement values of derivative instruments and other positions is reported on a gross basis for IFRS purposes. For internal management purposes these exposures are treated on a net basis after factoring in an assessment of the counterparty risk on the underlying positions.
–	For internal management purposes netting is applied for positive and negative replacement values with the same counterparty, where the business is conducted under a legally enforceable netting agreement. Under IFRS, netting is applied on a more restrictive basis. Refer to “Note 1 Sum-

mary of significant accounting policies” in the financial statements of this report for further information on IFRS netting.
–	Under IFRS, securities lending/borrowing and repurchase/reverse repurchase transactions are shown on the balance sheet as UBS’s full claim on the counterparty without recognizing the counterclaim which the counterparty has for return of cash or securities on the same transactions. By contrast, for internal risk control purposes, the claims on and counterclaims from each counterparty are considered on each transaction on a net basis, and further netted across transactions where such netting is considered to be legally enforceable in insolvency.
–	All positions that were reclassified in fourth quarter from the “held for trading” to the “loans and receivables” category are included as loans under the IFRS reported exposures. Refer to the “Financial performance” section and “Note 29 Measurement categories of financial assets and liabilities” in the financial statements of this report for more information. However, for the purposes of providing a breakdown of UBS’s lending portfolios, only the loan underwriting positions are included in the internal management view of loan exposures. All reclassified positions are

Gross credit exposure by UBS internal ratings – UBS Group
CHF million			Banking products		Traded products		Total exposure
UBS internal rating			31.12.08	31.12.07	31.12.08	31.12.07	31.12.08	31.12.07

0–1			27,462	21,367	55,729	60,463	83,191	81,830

2–3			128,763	157,221	150,364	144,317	279,127	301,538

4–5			108,963	121,940	42,055	23,394	151,018	145,334

6–8			89,865	81,959	14,933	12,300	104,798	94,259

9–13			27,327	40,913	2,852	2,123	30,180	43,036

Total 0–13 (net of past due)			382,380	423,400	265,933	242,597	648,313	665,997

Defaulted			7,622	2,468	6,909	1,013	14,531	3,481

Past due but not defaulted			3,526	2,268			3,526	2,268

Other[1]			2,222	1,013	1,661	94	3,883	1,107

Total			395,750	429,149	274,503	243,704	670,253	672,853

[1] Includes Global Asset Management and the Corporate Center.

Gross credit exposure by business division
	Global Wealth Management
	& Business Banking		Investment Bank		Other[1]		UBS
CHF million	31.12.08	31.12.07	31.12.08	31.12.07	31.12.08	31.12.07	31.12.08	31.12.07

Balances with central banks	17,629	9,992	11,528	6,441	0	1	29,157	16,434

Due from banks	6,606	8,236	12,044	17,532	382	535	19,032	26,303

Loans	226,183	240,643	37,230	39,725	730	466	264,143	280,834

Financial assets designated at fair value	0	0	6,576	4,166	961	0	7,537	4,166

Contingent claims	14,687	15,929	4,056	4,500	149	11	18,892	20,440

Undrawn irrevocable credit facilities	2,789	2,081	54,201	78,890	0	0	56,990	80,971

Banking products	267,893	276,881	125,636	151,254	2,222	1,013	395,750	429,149

Derivatives	8,353	14,039	218,482	170,677	817	94	227,652	184,810

Securities financing transactions	12,747	13,023	33,260	45,873	844	0	46,851	58,896

Traded products	21,100	27,061	251,742	216,550	1,661	94	274,503	243,704

Total credit exposure, gross	288,993	303,942	377,378	367,804	3,883	1,107	670,253	672,853

Net of impairment losses recognized	287,774	302,974	370,494	366,882	3,883	1,107	662,151	670,963

[1] Includes Global Asset Management and the Corporate Center.

Risk and treasury management
Risk management and control

subject to appropriate portfolio limits and risk controls, including earnings-at-risk and capital-at-risk metrics.

The redesignated assets comprised: monoline protected assets (USD 5.7 billion); US reference-linked program (USD 1.1 billion); US commercial real estate (USD 3.4 billion); leveraged finance (USD 2.3 billion); student loan auction rate securities (USD 7.9 billion); and other assets (USD 2.3 billion). Exposure amounts provided were the carrying values on 31 December 2008. The exposures relating to monoline-protected assets, leveraged finance and student loan auction rate securities are included in the respective asset class disclosures in the “Risk concentrations” section of this report.

Note that under US Generally Accepted Accounting Principles (GAAP), a greater degree of netting is permitted than under IFRS for OTC derivatives replacement values and for securities lending/borrowing and repurchase/reverse repurchase transactions. UBS’s balance sheet figures for these types of transactions are not directly comparable with those of firms which report under US GAAP.
As explained in the credit risk measurement section, UBS also measures, and generally applies limits to, credit exposures to individual counterparties and counterparty groups. It also measures risk across counterparties at various portfolio and sub-portfolio levels. In these calculations UBS further considers the potential development of replacement values of traded products over time as market risk factors change, interim payments are made and transactions mature, all of which can significantly alter the risk exposure profile. These potential developments are not reflected in the various tables in this section, which reflect only the current exposures.
The credit risk exposure reported in the table “Exposure to credit risk – UBS Group” in this section excludes UBS’s participation in the deposit insurance guarantee scheme under Swiss banking law, according to which Swiss banks and securities dealers are required to jointly guarantee an amount of up to CHF 6 billion for privileged client deposits in the event that another Swiss bank or securities dealer becomes insolvent. For the period 20 December 2008 to 30 June 2009 FINMA has established UBS’s share in the deposit insurance as CHF 1,192 million.
Total gross credit exposure amounted to CHF 670.3 billion on 31 December 2008, a decrease of CHF 2.6 billion since the end of the previous year. Banking products decreased by CHF 33 billion mainly driven by reductions in loans and undrawn irrevocable commitments partially compensated by higher balances with central banks, while the traded products category increased by CHF 31 billion due to a significant increase in the derivatives line of CHF 43 billion, partially compensated by a reduction of CHF 12 billion for securities financing transactions. The reduction in loan exposure was mainly due to a reduction in the collateralized lending activity in Global Wealth Management & Business Banking. The Investment Bank continued to actively reduce credit risk.
The quality of the gross unimpaired credit portfolio improved as the investment grade component (internal rating grades 0–5) remained at 79%.

The table “Gross credit exposure by business division” on the previous page shows the gross credit exposure (i.e. without recognition of credit hedges, collateral or other risk mitigation) by business division.
The largest contributor to gross credit exposure at CHF 291 billion is the lending portfolio (due from banks CHF 19 billion, loans CHF 264 billion, and “financial assets designated at fair value” CHF 8 billion) which represents 43% of total gross credit exposure and 73% of total banking products exposure. Within this lending portfolio, CHF 233 billion (80%) is attributable to Global Wealth Management & Business Banking. Traded products exposure is incurred predominantly by the Investment Bank. The sections below provide further details of products, industry and rating distributions in the business division portfolios.
The property financing portfolio is diversified and limits per counterparty ensure that no single property exposure presents an undue concentration.
Exposure to providers of credit protection, usually in the form of credit derivatives, is controlled by the overall credit limit for the counterparty, which is typically a high-grade financial institution.

Composition of credit risk (business divisions)

Global Wealth Management & Business Banking
The total gross banking products exposure of Global Wealth Management & Business Banking was CHF 268 billion on 31 December 2008 down by CHF 9.0 billion or 3% from a year earlier. The high quality of the banking products exposure, with 64% in the investment grade category is demonstrated by the rating distribution on the next page. The introduction of a revised credit risk framework was aimed at improving statistical credit risk measurement and reinforcing the link between the credit assessment and pricing. This resulted in a decrease in counterparty rating on average by one rating class as shown in the table on the next page by the increase in category 6 sub-investment grade exposures. The distribution of the exposure across UBS’s internal rating and

Global Wealth Management & Business Banking:
composition of lending portfolio, gross
(excluding repurchased ARS positions)

Risk and treasury management

loss given default (LGD) buckets as displayed in the table on the next page shows that the majority of the exposure is from products attracting the lowest LGDs, demonstrating the continued improvement in the quality of this portfolio (refer to the “UBS internal rating scale and mapping of external ratings” table in the “Rating system design and estimation of credit risk parameters” section for more information).

Global Wealth Management & Business Banking’s gross lending portfolio (due from banks and loans) on 31 December 2008 amounted to CHF 233 billion, of which CHF 142 billion (60%) was secured by real estate and CHF 62 billion (27%) by marketable securities. The pie chart on the previous page shows that exposure to real estate is well diversified, with 40% of the gross lending portfolio being secured on single family homes and apartments, which generally have exhibited a low risk profile. The 11% of exposure secured by residential multi-family homes consists of rented apartment buildings. Loans and other credit engagements with individual clients, excluding mortgages, amounted to CHF 91 billion and are predominantly extended against the pledge of marketable securities. The volume of collateralized lending to private individuals decreased by CHF 16 billion or 20% from the previous year. This was mainly due to substantial deleveraging by clients. As of 31 December 2008 more

Global Wealth Management & Business Banking: banking products, gross by UBS internal rating

Global Wealth Management & Business Banking:
distribution of banking products exposure across UBS internal rating and loss given default (LGD) buckets
On 31.12.08						Weighted
CHF million		Loss given default (LGD) buckets				average
UBS internal rating	Gross exposure	0–25%	26–50%	51–75%	76–100%	LGD–(%)

0	13,625	88	13,537			39

1	5,232	19	5,193	20		39

2	39,937	37,521	2,115	301		20

3	34,717	26,127	8,064	526		22

4	25,135	20,837	3,659	639		14

5	51,347	45,059	5,597	691		13

6	44,727	40,617	3,371	736	3	13

7	18,870	16,281	2,395	193	1	15

8	16,892	14,224	2,090	567	11	17

9	9,458	6,757	1,671	13	1,017	23

10	1,997	1,591	402	3	1	20

11	2,252	2,045	206	1		19

12	155	119	36			19

13	93	34	59			30

Total non-defaulted	264,437	211,319	48,395	3,690	1,033	18

Investment grade	169,993	129,651	38,165	2,177

Sub-investment grade	94,444	81,668	10,230	1,513	1,033

Defaulted[1]	3,456

Total banking products	267,893	211,319	48,395	3,690	1,033

1 Includes CHF 27 million of off-balance sheet items.

Risk and treasury management
Risk management and control

Business Banking Switzerland: lending portfolio, gross (excluding mortgages) by industry sector than 80% of loans secured by marketable securities were attributed to business outside Switzerland, of which nearly one-third relates to Wealth Management US.

The Swiss lending portfolio (excluding mortgages) within the Business Banking area amounted to CHF 23 billion, representing 9% of Global Wealth Management & Business Banking’s total gross banking products exposure. It is widely spread across industries, with the majority of exposures being to banks and financial institutions, followed by public authorities. The increase in exposures to banks and financial institutions was driven by additional lending to UBS fund entities.

Investment Bank

A substantial majority of the Investment Bank’s gross credit exposure falls into the investment grade category (internal counterparty rating classes 0 to 5) both for gross banking products (77%) and for traded products (91%). The counterparties are primarily banks and financial institutions, multinational corporate clients and sovereigns. The increase in category 3 resulted from the loan to the fund managed by BlackRock. Refer to the “Loan to BlackRock fund” sidebar for more information.

Banking products exposure

On 31 December 2008, the Investment Bank’s total gross credit exposure from banking products amounted to CHF 125.6 billion or CHF 79.0 billion net, taking credit hedges into account. This represents a significant reduction compared to CHF 151.3 billion gross and CHF 100.7 billion net for 2007. The exposure held for distribution also reduced significantly as a consequence of the market deterioration, which resulted in mark downs of existing commitments and a substantial reduction in new lending. The table “Investment Bank: banking products” below shows the composition of the Investment Bank’s gross banking products exposure, the hedges and other risk mitigation and the net exposure in total.
As described in the discussion on risk mitigation, the Investment Bank has engaged in a substantial credit risk hedging program and on 31 December 2008 had CHF 45 billion of credit hedges in place against banking products exposure. In addition certain loans captured on an accrual basis are hedged with mark-to-market hedges.
To illustrate the effects of credit hedging and other risk mitigation, the first graph on the next page shows the exposures by counterparty rating before and after application of risk mitigation.

Investment Bank: banking products
On	31.12.08				31.12.07
		Sub-	Impaired			Sub-	Impaired
	Investment	investment	and defaul-		Investment	investment	and defaul-
CHF million	grade	grade	ted loans	Total	grade	grade	ted loans	Total

Gross banking products exposure	96,244	25,280	4,112	125,636	103,848	46,755	651	151,254

Risk transfers[1]	1,710	(1,764)	54		2,901	(2,864)	(37)

less: specific allowances for credit losses and loan loss provisions			(1,526)	(1,526)	0	0	(126)	(126)

Net banking products exposure	97,953	23,516	2,640	124,110	106,749	43,891	488	151,128

less: credit protection bought (credit default swaps, credit-linked notes)[2]	(38,388)	(6,690)	(28)	(45,106)	(43,012)	(7,391)	(29)	(50,432)

Net banking products exposure, after application of credit hedges	59,566	16,826	2,612	79,004	63,737	36,500	459	100,696

of which: held for distribution	3,685	2,808			11,091	20,160

1 Risk transfers include unfunded risk participations. Risk participations are shown as a reduction in exposure to the original borrower and corresponding increase in exposure to the participant bank.
2 Notional amount of credit protection bought on net banking products exposure includes credit default swaps (CDSs) and the funded portion of structured credit protection purchased through the issuance of credit-linked notes (CLNs).

Risk and treasury management

Additionally, the matrix on page 142 shows the distribution of the Investment Bank’s net banking products exposure after application of risk mitigants, across UBS internal rating classes and loss given default buckets. Mitigants include risk participations and single name credit default swaps. No offset is given for portfolio hedges. There is a concentration in the 26–50% bucket where most senior secured and unsecured claims fall. Sub-investment grade exposure in aggregate was reduced by CHF 3.3 billion (21%). It should be noted that exposure distributions shown elsewhere in this section refer only to gross or net exposure and do not take recovery expectations into account (refer to the “UBS inter-
nal rating scale and mapping of external ratings” table in the “Rating system design and estimation of credit risk parameters” section below for more information).
Net banking products exposure after application of credit hedges continues to be diversified across industry sectors. At 31 December 2008, the largest exposures were to regulated banks (30%) and financial institutions (28%). The increase in bank exposures resulted from higher nostro (a bank’s current account with another bank) positions and the loan to the fund managed by BlackRock resulted in an increase in the financial institutions category. Refer to the “Loan to BlackRock fund” sidebar for more information.

Investment Bank: banking products exposure by UBS internal rating

Investment Bank: banking products exposure1 by industry sector

1 Net banking products exposure, after application of credit hedges.

Investment Bank: banking products exposure1 by geographical region

1Net banking products exposure, after application of credit hedges.

Risk and treasury management
Risk management and control

Investment Bank: distribution of net banking products exposure across UBS internal rating and loss given default buckets

On 31.12.08						Weighted
CHF million		Loss given default (LGD) buckets				average
UBS internal rating	Exposure	0-25%	26-50%	51-75%	76-100%	LGD (%)

0 and 1	8,291		8,291			49

2	16,292	3,201	10,675	776	1,641	45

3	22,223	11,083	9,360	630	1,150	30

4	9,068	1,213	6,604	943	307	35

5	3,692	341	2,306	821	224	48

6	2,254	1,017	732	427	78	32

7	2,321	334	1,499	388	100	37

8	1,419	133	948	285	53	34

9	3,811	1,930	1,473	223	184	19

10	1,682	598	707	293	85	34

11	4,430	1,303	2,705	205	217	21

12	687	473	128	82	3	23

13	221	122	99			21

Total non-defaulted	76,391	21,749	45,528	5,073	4,042	39

Investment grade	59,566	15,839	37,237	3,169	3,321	39

Sub-investment grade	16,826	5,910	8,291	1,903	721	26

Defaulted	2,612	531	1,520	467	95	37

Net banking products exposure	79,004	22,280	47,048	5,539	4,137	36

Loan to BlackRock fund

As reported in second quarter 2008, UBS sold a portfolio of US RMBSs for proceeds of USD 15 billion to the RMBS Opportunities Master Fund, LP (the “RMBS fund”), a special purpose entity managed by BlackRock, Inc. The RMBS fund was capitalized with approximately USD 3.75 billion in equity raised by BlackRock from third-party investors and an eight-year amortizing USD 11.25 billion senior secured loan provided by UBS. Since its inception, the RMBS fund has amortized the loan through monthly payments in line with UBS’s original expectations. On 31 December 2008, the loan had a balance outstanding of USD 9.2 billion. UBS does not consolidate the RMBS fund into its balance sheet as the equity investors in the

RMBS fund continue to bear and receive the majority of the risks and rewards. UBS continues to monitor the development of the RMBS fund’s performance and would reassess the consolidation status if deterioration of the underlying mortgage pools related to the RMBSs were to indicate that UBS may not fully recover the loan granted to the RMBS fund.

Risk and treasury management

Settlement risk

Settlement risk arises in transactions involving exchange of value when UBS must honor its obligation to deliver without first being able to determine that the counter-value has been received. UBS continues to reduce its actual settlement volume by the same proportions as in previous years through the use of multilateral and bilateral agreements.

In 2008 settlement risk on 78% of gross settlement volumes was eliminated through risk mitigation. The most significant source of settlement risk is foreign exchange transactions. UBS is a member of Continuous Linked Settlement (CLS), a foreign exchange clearing house which allows transactions to be settled on a delivery versus payment basis, thereby significantly reducing foreign exchange-related settlement risk relative to the volume of business. The proportion of UBS’s overall gross volumes settled through CLS increased to 55% during 2008 compared to 53% in 2007. In 2008 UBS’s CLS volume with other CLS settlement members was 72%, which is comparable to 2007. While the number of CLS settlement members is relatively stable, in 2008 the number of third-party participants that UBS dealt with increased considerably from 2007.
Risk reduction by other means – primarily account to account settlement and payment netting – fell correspondingly to 23% of gross volumes in 2008 compared to 26% in 2007.
The avoidance of settlement risk through CLS and other means does not, of course, eliminate the credit risk on foreign exchange transactions resulting from changes in exchange rates prior to settlement. Such counterparty risk on forward foreign exchange transactions is measured and controlled as part of the overall credit risk on OTC derivatives.

Country risk

UBS assigns ratings to all countries to which it has exposure. Sovereign ratings express the probability of occurrence of a country risk event that would lead to impairment of UBS’s claims. The default probabilities and the mapping of external ratings of the major rating agencies are the same as for counterparty rating classes (as described under “Probability of default”). In the case of country ratings, rating classes 10

Emerging markets exposure by
UBS internal rating category

to 13 are designated “very high risk” while the lowest rating class 14 contains countries in outright default.

For all countries rated three and below, UBS sets country risk ceilings approved by the Board of Directors or under delegated authority. The country risk ceiling applies to all UBS’s exposures to clients, counterparties or issuers of securities from the country, and to financial investments in that country. Country risk measures cover both cross-border transactions and investments, and local operations undertaken by all UBS branches as well as by subsidiaries in countries where the risk is material. Extension of credit, transactions in traded products and positions in securities may be denied on the basis of a country ceiling, even if exposure to the name is otherwise acceptable.
From a country risk control perspective, exposures to emerging markets are considered the most relevant, therefore additional information is provided in this section covering exposure to countries that UBS groups under the emerging market category.
Losses due to counterparty or issuer default resulting from multiple insolvencies (“systemic risk”) or general prevention of payments by authorities (“transfer risk”) are the most significant effects of a country crisis, but for internal measurement and control of country risk UBS also considers the probable financial impact of market disruptions arising prior to, during and following a country crisis. These might take the form of a severe deterioration in the country’s debt and equity markets and asset prices, and a sharp depreciation of the currency.

Emerging markets exposure by major geographical area and product type

CHF million	Total		Banking products		Traded products		Financial investments		Tradable assets
On	31.12.08	31.12.07	31.12.08	31.12.07	31.12.08	31.12.07	31.12.08	31.12.07	31.12.08	31.12.07

Emerging Europe	3,706	5,439	1,454	1,590	1,177	1,071	211	151	864	2,627

Emerging Asia	16,460	22,039	3,594	5,653	7,059	6,210	879	2,123	4,928	8,053

Emerging America	6,802	8,778	1,491	1,486	2,157	2,288	167	150	2,987	4,854

Middle East/Africa	5,747	5,007	1,338	2,414	3,980	1,603	0	0	429	990

Total	32,715	41,263	7,877	11,143	14,373	11,172	1,257	2,424	9,208	16,524

Temporary exposures[1]	738	3,049

1 Temporary exposures are loan underwritings which are held short-term, pending syndication, sale or hedging. They are not included in the regional sub-total or overall total.

Risk and treasury management
Risk management and control

The potential financial impact of severe emerging markets crises is assessed by stress testing. This entails identifying countries that might be subject to a potential crisis event and determining potential loss and making conservative assumptions about potential recovery rates depending on the types of transaction involved and their economic importance to the affected countries.
Country risk exposure
Exposure to emerging market countries amounted to CHF 32.7 billion on 31 December 2008, compared with CHF 41.3 billion on 31 December 2007. Of this amount, CHF 24.6 billion or 75% was to investment grade countries based on UBS’s internal ratings-based approach. The reduction of CHF 8.5 billion in total emerging markets exposure arose to a large extent in Asia.
The pie chart on the previous page shows UBS’s emerging market country exposures (excluding those which are temporary exposures) on 31 December 2008, based on the main country rating categories. The table on the previous page analyzes emerging market country exposures by major geographical area and product type on 31 December 2008 compared with 31 December 2007. Temporary exposures arising from loan underwriting in these markets are shown separately in the table.
Impairment and default – distressed claims
UBS has a number of classifications for distressed claims. A loan carried at amortized cost is considered to be “past due” when a significant payment has been missed. Any claim, regardless of accounting treatment, is classified as “impaired” if UBS considers it probable that a loss will result on that claim due to the obligor’s inability to meet its obligations according to the contractual terms, and after realization of any available collateral. “Obligations” in this context include interest payments, principal repayments or other payments due, for example under an OTC derivative contract or a guarantee.
The recognition of impairment in the financial statements depends on the accounting treatment of the claim. For products carried at amortized cost, impairment is recognized through the creation of an allowance or provision, which is charged to the income statement as credit loss expense. For products recorded at fair value such as derivatives, impairment is recognized through a credit valuation adjustment, which is charged to the income statement through the “Net trading income” line.
UBS has policies and processes to ensure that the carrying values of impaired claims are determined in compliance with IFRS on a consistent and fair basis, especially for those impaired claims for which no market estimate or benchmark for the likely recovery value is available. The credit controls applied to valuation and workout are the same for both amortized cost and fair-valued credit products. Each case is assessed on its merits, and the workout strategy and estimation of cash flows considered recoverable are independently approved.
Credit officers monitor derivative counterparties for default or impairment using generally the same principles and processes as used for loans. In the event that a derivatives counterparty defaults on its obligations a specific credit valuation adjustment (CVA) is established by the credit officer.
Portfolios of claims carried at amortized cost with similar credit risk characteristics are also assessed for collective impairment. A portfolio is considered impaired on a collective basis if there is objective evidence to suggest that it contains impaired obligations but the individual impaired items cannot yet be identified. Portfolios considered impaired on a collective basis are not included in the totals of impaired loans in the tables shown in the discussion of the composition of credit risk for business divisions in the “Credit risk” section of this report.
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
Additionally, for all portfolios, UBS assesses each quarter – or on an ad hoc basis if necessary – whether there have been any previously unforeseen developments which might result in impairments that cannot be immediately identified individually. Such events could be stress situations such as a natural disaster or a country crisis, or they could result from structural changes in, for example, the legal or regulatory environment. To determine whether an event-driven collective impairment exists, a set of global economic drivers is regularly assessed for the most vulnerable countries and, on a case-by-case basis, the impact of specific potential impairment events since the last assessment is reviewed. Again, the expected loss parameters of the affected sub-portfolios are the starting point for determining the collective impairment, adjusted as necessary to reflect the severity of the event in question.
Past due but not impaired loans
Past due but not impaired loans have suffered missed payments but are not considered impaired because UBS expects ultimately to collect all amounts due under the contractual terms of the loans or with equivalent value.
Compared with 31 December 2007, the past due exposure increased CHF 1.3 billion at 31 December 2008.

Risk and treasury management

Past due but not impaired loans
	On
CHF million	31.12.08	31.12.07

1–10 days	1,226	515

11–30 days	475	1,381

31–60 days	320	74

61–90 days	795	36

> 90 days	772	262

Total	3,588	2,268

Impaired loans, allowances and provisions
The table below shows that allowances and provisions for credit losses increased 184%, to CHF 2,927 million on 31 December 2008 from CHF 1,031 million on 31 December 2007. Refer to “Note 9b Due from banks and loans” in the financial statements of this report for more information on the changes in allowances and provisions for credit losses during the year.
The gross impaired lending portfolio increased significantly to CHF 9,145 million on 31 December 2008 from CHF 2,392 million on 31 December 2007. This was largely driven by the reclassification of certain financial instruments, some of which carried impairments, in addition to various real estate-related positions that were also considered impaired during the year. Refer to “Note 29 measurement categories of financial assets and liabilities” in the financial statements and the “Financial performance” sections of this report for more information.
The ratio of the impaired lending portfolio to the total lending portfolio (both measured gross) deteriorated to 2.2% on 31 December 2008 from 0.6% on 31 December 2007.
Loans or receivables with a carrying amount of CHF 224 million and CHF 126 million were reclassified from impaired to performing during 2008 and 2007 respectively. This reclassification was made either because the loans had been renegotiated and the new terms and conditions met normal market criteria for the quality of the obligor and type of loan, or because there had been an improvement in the financial position of the obligor, enabling it to repay any past due amounts

Allowances and provisions for credit losses[1]
	Global Wealth Management &
CHF million	Business Banking		Investment Bank		Other[2]		UBS
On	31.12.08	31.12.07	31.12.08	31.12.07	31.12.08	31.12.07	31.12.08	31.12.07

Due from banks	6,606	8,237	57,485	52,164	382	534	64,473	60,935

Loans	230,684	240,641	111,798	95,760	730	466	343,213	336,867

Total lending portfolio, gross[3]	237,290	248,878	169,282	147,924	1,113	1,000	407,685	397,802

Allowances for credit losses	(1,195)	(908)	(1,733)	(123)	0	0	(2,927)	(1,031)

Total lending portfolio, net	236,095	247,970	167,550	147,801	1,113	1,000	404,758	396,771

Impaired lending portfolio, gross	2,998	1,820	6,147	572	0	0	9,145	2,392

Estimated liquidation proceeds of collateral for impaired loans	(1,594)	(740)	(2,336)	(364)	0	0	(3,930)	(1,104)

Impaired lending portfolio, net of collateral	1,404	1,080	3,811	208	0	0	5,215	1,288

Allocated allowances for impaired lending portfolio	1,171	874	1,733	123	0	0	2,904	997

Other allowances and provisions	24	34	0	0	0	0	24	34

Total allowances and provisions for credit losses in lending portfolio	1,195	908	1,733	123	0	0	2,927	1,031

Allowances and provisions for credit losses outside of lending portfolio	24	60	119	73	0	0	143	133

Ratios

Allowances and provisions as a % of total lending portfolio, gross	0.5	0.4	1.0	0.1	0.0	0.0	0.7	0.3

Impaired lending portfolio as a % of total lending portfolio, gross	1.3	0.7	3.6	0.4	0.0	0.0	2.2	0.6

Allocated allowances as a % of impaired lending portfolio, gross	39.1	48.0	28.2	21.5	0.0	0.0	31.8	41.7

Allocated allowances as a % of impaired lending portfolio, net of collateral	83.4	80.9	45.5	59.1	0.0	0.0	55.7	77.4

[1] Figures reflect IFRS reported values. [2] Includes Global Asset Management and the Corporate Center. [3] Excludes loans designated at fair value.

Risk and treasury management
Risk management and control

Impaired assets by type of financial instrument
			Specific
		Estimated	allowances,
		liquidation	provisions and
		proceeds of	credit valuation	Net impaired
CHF million	Impaired exposure	collateral	adjustments	exposure

Impaired loans	9,145	(3,930)	(2,916)	2,299

Impaired contingent claims	41		(20)	21

Defaulted derivatives contracts	6,163		(4,205)	1,958

Defaulted securities financing transactions	309		(111)	198

Total 31.12.08	15,658	(3,930)	(7,252)	4,476

Total 31.12.07	3,408	(1,104)	(1,914)	390

such that future principal and interest are deemed to be fully collectible in accordance with the original contractual terms.
Collateral held against the impaired loans portfolio consists in most cases of real estate. It is UBS policy to dispose of foreclosed real estate as soon as practicable. The carrying amount of foreclosed property recorded in the balance sheet under “Other assets” at the end of 2008 and 2007 amounted to CHF 280 million and CHF 122 million respectively.
UBS seeks to liquidate collateral in the form of financial assets in the most expeditious manner, at prices considered fair. This may require that it purchases assets for its own account, where permitted by law, pending orderly liquidation.
The table “Impaired assets by type of financial instrument” above includes not only impaired loans, but also impaired off-balance sheet claims and defaulted derivatives and repurchase / reverse repurchase contracts, which are subject to the same workout and recovery processes.
The impaired assets of CHF 15.7 billion increased significantly as a consequence of the market turbulence in 2008.
After deducting allocated specific allowances, provisions and credit valuation adjustments of CHF 7.2 billion and the estimated liquidation proceeds of collateral of CHF 3.9 billion, net impaired assets amounted to CHF 4.5 billion in 2008.

Credit loss expense

UBS’s financial statements are prepared in accordance with IFRS. Under IFRS the credit loss expense charged to the income statement in any period is the sum of net allowances and direct write-offs minus recoveries arising in that period, i.e. the credit losses actually experienced.
In 2008, UBS experienced a net credit loss expense of CHF 2,996 million, of which CHF 1,329 million was due to impairment charges taken on reclassified financial instruments in the Investment Bank. This was mainly due to an impairment charge taken against a client in the petrochemical industry, excluding any benefit from hedges. In comparison, UBS recorded a net credit loss expense of CHF 238 million in 2007.
The Investment Bank recorded a net credit loss expense of CHF 2,575 million for 2008, compared with a net credit loss expense of CHF 266 million in 2007. Excluding the credit loss expense from reclassified financial instruments of CHF 1,329 million, the credit loss expense amounted to CHF 1,246 million, mainly driven by new allowances on securities financing transactions, real estate loan positions and asset backed securities as a consequence of the deteriorations in the financial markets.
Global Wealth Management & Business Banking reported a net credit loss expense of CHF 370 million for 2008, compared with a CHF 28 million net credit loss recovery for 2007. This significant increase in credit loss expenses was mainly due to collateral shortfalls against lombard lending resulting from the turmoil in the financial markets in the fourth quarter of 2008 with sharp moves in securities prices and an unprecedented decrease in the liquidity of certain asset categories.

Rating system design and estimation of
credit risk parameters

Probability of default
UBS assesses the likelihood of default of individual counter-parties using rating tools tailored to the various counterparty segments. Probability of default is summarized in the UBS internal rating scale and mapping of external ratings (Masterscale), shown on the next page, which segments clients into 15 rating classes (0 to 14), one of which is reserved for default. The UBS Masterscale reflects not only an ordinal ranking of counterparties, but also the range of default probabilities defined for each rating class. Also, in order to ensure consistency in determining default probabilities, all rating tools must be calibrated to the common Masterscale. This approach means that clients migrate between rating classes as UBS’s assessment of their probability of default changes. The performance of rating tools, including their predictive power with regard to default events, is regularly validated and model parameters are adjusted as necessary.
External ratings, where available, are used to benchmark UBS’s internal default risk assessment. The ratings of the major rating agencies shown in the table are linked to the internal rating classes based on the long-term average one-year default rates for each external grade. Observed defaults per agency rating category vary from year to year, especially over an economic cycle, and therefore UBS does not expect the actual number of defaults in its equivalent rating band in any

Risk and treasury management

UBS internal rating scale and mapping of external ratings
UBS		Moody's Investor	Standard & Poor's
Rating	Description	Services equivalent	equivalent

0 and 1	Investment grade	Aaa	AAA

2		Aa1 to Aa3	AA+ to AA–

3		A1 to A3	A+ to A–

4		Baa1 to Baa2	BBB+ to BBB

5		Baa3	BBB–

6	Sub-investment grade	Ba1	BB+

7		Ba2	BB

8		Ba2	BB

9		Ba3	BB–

10		B1	B+

11		B2	B

12		B3	B–

13		Caa to C	CCC to C

14	Defaulted	D	D

given period to equal the rating agency average. UBS monitors the long-term average default rates associated with external rating classes. If these long-term averages were observed to have changed in a material and permanent way, their mapping to the Masterscale would be adjusted.
At the Investment Bank, rating tools are differentiated by broad segments. Current segments include banks, sovereigns, corporates, funds, hedge funds, commercial real estate and several more specialized businesses. The design of these tools follows a common approach. The selection and combination of relevant criteria (financial ratios and qualitative factors) are determined through a structured analysis by credit officers with expert knowledge of each segment, supported by statistical modeling techniques where sufficient data are available.
The Swiss banking portfolio includes exposures to both large and small- to medium-sized enterprises, and the rating tools vary accordingly. For segments where sufficient default data are available, rating tool development is primarily based on statistical models. Typically, these “score cards” consist of eight to 12 criteria combining financial ratios with qualitative and behavioral factors which have proven good indicators of default in the past, are accepted by credit officers and are easy to apply. For smaller risk segments with few observed defaults the approach relies more on judgment and expertise, similar to that applied at the Investment Bank. For the Swiss commercial real estate segment and for lombard lending, which is part of the retail segment, the probability of default is derived from simulation of potential changes in the value of the collateral and the probability that it will fall below the loan amount.
Default expectations for the Swiss residential mortgage segment are based on the internal default and loss history, where the major differentiating factor is the loan-to-value ratio (i.e. the amount of the outstanding obligation expressed as a percentage of the value of the collateral).

Exposure at default Exposure at default represents the amounts UBS expects to be owed at the time of default.
For outstanding loans, the exposure at default is the drawn amount or face value. For loan commitments and for contingent liabilities, it includes any amount already drawn plus any additional amount which is expected to be drawn at the time of default, should it occur. This calculation is based on a “credit conversion factor” – a fixed percentage per product type derived from historical experience of drawings under commitments by counterparties within the year prior to their default.
For traded products, the estimation of exposure at default is more complex, since the current value of a contract or portfolio of contracts can change significantly over time and may, at the time of a future default, be considerably higher or lower than the current value. For repurchase and reverse repurchase agreements and for securities borrowing and lending transactions, the net amount which could be owed to or by UBS is assessed, taking into account the impact of market moves over the time it would take to close out all transactions (“closeout exposure”). For exchange-traded derivatives (ETDs), the exposure at default is derived from the difference between the initial margin and the current variation margin. Exposure at default on OTC derivative transactions is determined by modeling the potential evolution of the replacement value of the portfolio of trades with each counterparty over the lifetime of all transactions (“potential credit exposure”), taking into account legally enforceable closeout netting agreements where applicable.
For traded products, excluding ETDs, the exposure at default is derived from a Monte Carlo simulation (a statistical technique involving a large number of simulations) of potential market moves in all relevant risk factors, such as interest rates and exchange rates, based on estimated correlations between the risk factors. This ensures a scenario-consistent estimation of market value across all traded products at counterparty and portfolio level. The randomly simulated sets of risk factors are then used as inputs to product-specific valuation models to generate valuation paths, taking into account the impact of maturing contracts and changing collateral values.
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
Cases where there is material correlation between the factors driving a counterparty’s credit quality and the factors driving the future path of traded products exposure (“wrong-

Risk and treasury management
Treasury management

way risk”) require special treatment. In such cases, the potential credit exposure generated by the standard model is overridden by a calculation from a customized exposure model that explicitly takes this correlation into account. For portfolios where this risk is inherently present, for instance for the hedge funds portfolio, UBS has established special controls to capture these wrong-way risks.
The performance of exposure models is monitored by backtesting and benchmarking whereby model outcomes are compared against actual outcomes, based on UBS’s internal as well as external historical experience.

Loss given default
Loss given default or loss severity represents UBS’s expectation of the extent of loss on a claim should default occur. It is expressed as a percentage loss per unit of exposure and typically varies by type of counterparty, type and seniority of claim and the availability of collateral or other credit mitigation. Loss given default estimates cover loss of principal, interest and other amounts due (including workout costs), and also consider the costs of carrying the impaired position during the workout process.
At the Investment Bank loss given default estimates are based on expert assessment of the risk drivers (country, industry, legal structure, collateral and seniority), supported by empirical evidence from internal loss data and external benchmark information where available. In the Swiss portfolio, loss given default differs by counterparty and collateral type and is statistically estimated using internal loss data. For the residen-

tial mortgage portfolio, a further differentiation is derived by statistical simulation based on loan-to-value ratios.

Debt investments

Debt investments classified for IFRS as “financial investments available-for-sale” can be broadly categorized as money market instruments and debt securities, which are mainly held for statutory, regulatory or liquidity reasons. Debt investments also include non-performing loans, which were purchased in the secondary market by the Investment Bank.
The risk control framework applied to debt instruments classified as “Financial investments available-for-sale” varies depending on the nature of the instruments and the purpose for which they are held.
Where applicable, debt investments are reflected in reports to senior management of consolidated credit exposures and in “large exposure” reports to FINMA.

Composition of debt investments
On 31 December 2008, debt financial investments classified as “Financial investments available-for-sale” consisted of money market paper of CHF 2,165 million and other debt investments of CHF 1,402 million. The increase in money market instruments is due to UK Treasury Gilts held in UBS Ltd.
At 31 December 2007, the equivalent positions were CHF 349 million money market instruments and CHF 1,034 million other debt investments.

Risk and treasury management

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems (for example failed IT systems, or fraud perpetrated by a UBS employee), or from external causes, whether deliberate, accidental or natural. It is inherent in all of UBS’s activities. Operational risks are monitored and, to the extent possible, controlled and mitigated. UBS’s approach to operational risk is not designed to eliminate risk altogether but, rather, to contain risks within levels deemed acceptable by senior management. The Group Chief Risk Officer (Group CRO), supported by the Group Head of Operational Risk, is responsible for the effective design of the operational risk framework.

Operational risk framework

All UBS functions, whether business, control or logistics functions, must manage the operational risks that arise from their activities. Operational risks are pervasive, as a failure in one area may have a potential impact on several other areas. Each business division has therefore established a cross-functional body to actively manage operational risk as part of its governance structure.

To ensure the integrity of risk management decisions, each business division also has an Operational Risk Control unit, the head of which reports functionally to the Group Head of Operational Risk. The primary remit of these units is to confirm the effective implementation of the operational risk framework and to perform independent oversight of the design and conclusions regarding operating effectiveness reached by management.
The foundation of the operational risk framework is that all functions have adequately defined their roles and responsibilities. The functions can then collectively ensure that there is adequate segregation of duties, complete coverage of risks and clear accountability. From this analysis, they develop control objectives and standards to manage UBS’s tangible and intangible assets, based on the types of operational risk events that might arise, ranging from daily reconciliation problems to potentially severe events such as fraud. UBS recognizes that it cannot eliminate all risks, because errors and accidents will always happen, and that even where it is possible to eliminate certain risks it is not always cost effective to do so.
The functions use their controls to monitor compliance and assess their operating effectiveness in several ways, including self-certification by staff, tracking of a wide range of metrics (for example, the number and characteristics of client complaints, deal cancellations and corrections, unreconciled items on cash and customer accounts, and systems failures), and the analysis of internal and external audit findings.
As major financial and non-financial operational risk events occur, UBS assesses their causes and the implications for its control framework. This includes events affecting third parties that are relevant to the firm’s business, provided that sufficient information is publicly available.
The totality of this information is reviewed by functional managers to assess their operational risk exposure and the actions needed to address specific issues. These issues are formally captured in a risk inventory, which forms the basis of operational risk reporting to senior management. Regular reports are provided both within the business divisions and to the Group CRO to allow senior management to assess the overall operational risk profile of the firm.

Operational risk measurement

UBS has developed a model for the quantification of operational risk which meets the regulatory capital standard specified by the Basel II Advanced Measurement Approach (AMA). The model has two main components:
–	The historical component is based on UBS’s own internal losses and is used primarily to determine the expected loss portion of the capital requirement. UBS has been collecting operational risk event data (both profits and losses) since 2002.
–	The scenario component is used primarily to determine the unexpected loss portion of the capital requirement. It is based on a set of generic scenarios that represent categories of operational risks which UBS is exposed to. The scenarios themselves are generated from an analysis of internal and external event information, the current business environment and UBS’s own internal control environment. The scenarios are reviewed at least annually by experts to ensure their validity and may be updated based on material new information or events. During 2008, scenarios were adjusted for a number of industry-wide events including unauthorized trading losses and disputes over client practices.

UBS calculates its operational risk regulatory capital requirement using the AMA model for the consolidated Group and the parent bank in accordance with the requirements of FINMA. For regulated subsidiaries the standardized approaches are adopted as agreed with local regulators. Currently, UBS does not reflect mitigation through insurance in its AMA model.

Risk and treasury management
Treasury management

Treasury management

UBS’s treasury department is responsible for the management of the firm’s financial resources. This includes the management of: liquidity and funding; capital and balance sheet; and interest rate and currency risks arising from balance sheet and capital management responsibilities. UBS aims to maintain sound capital ratios at all times – to ensure strong external credit ratings and to remain one of the best-capitalized firms in the international financial sector.

UBS: funding by currency

UBS: BIS capital ratios1

1 Prior to and including 4Q07 the capital ratios above are based on Basel I capital regulations, thereafter on Basel II rules.

UBS: funding by product type

Risk and treasury management

Liquidity and funding management

UBS defines liquidity risk as the risk of being unable to raise funds to meet payment obligations when they fall due. Funding risk is the risk of being unable, on an ongoing basis, to borrow funds in the market at an acceptable price to fund actual or proposed commitments and thereby support UBS’s current business and desired strategy. Liquidity and funding are not the same, but they are closely related. Both are finite resources that are critical for a financial institution.
Liquidity must be continuously managed to ensure that the firm can survive a crisis, whether it is a general market event, a localized difficulty affecting a smaller number of institutions, or a problem unique to an individual firm. An institution that is unable to meet its liabilities when they fall due may collapse, even though it is not insolvent, because it is unable to borrow sufficient funds on an unsecured basis, or does not have sufficient good quality assets to borrow against or liquid assets to sell to raise immediate cash.

Market liquidity overview: 2008

The financial and credit market crisis, which had its origins in the US residential mortgage market in the second half of 2007, spread and gained in intensity throughout 2008, as a broader economic crisis developed and pointed towards a severe global downturn. A precipitous fall in trading volumes in some previously highly liquid markets accompanied a sharp reduction in asset market values. After the failure of one of the major US investment banks in mid-September, the tenor of the interbank lending market was dramatically reduced. Although other short-term funding remained available at this time, it was largely limited to tenors within one month, while in secured funding markets certain assets were subjected to significantly higher haircuts and in some cases were no longer accepted as collateral. Access to other longer-term wholesale funds was also severely constrained, as the level of credit spreads surged, and companies’ financing costs reached new heights.
In an attempt to contain the sustained and growing crisis, which resulted in significant bank failures or forced restructurings of several major financial institutions throughout the year, central banks and governments were induced to intervene on a large scale to support both specific institutions and the global financial system as a whole. These public sector initiatives included a series of restructurings, recapitalizations – both direct and indirect – and the introduction, then subsequent expansion, of broad-based credit and liquidity support facilities. New policies were implemented in many major economies to permit direct government investment in banks, loan and bank debt guarantees, as well as the provision of large volumes of additional liquidity to their financial systems via extraordinary financing facilities. Certain major banks became majority-owned by their governments. Several countries announced that they would insure all domestic bank deposits and others substantially increased the insurance protection for their deposits and bank debts, pressuring the deposits and debts of banks covered by weaker protection schemes. In the fourth quarter, the Swiss government announced a number of steps to support its banking system, including a strengthening of the country’s bank deposit insurance scheme and a willingness to guarantee interbank liabilities if and when deemed necessary. Throughout most of the fourth quarter, public bond market issuance was largely limited to banks whose debt was government-guaranteed.

UBS’s response to the ongoing crisis

Despite the very challenging conditions, UBS maintained its access to funding at all times, primarily as a result of its broadly diversified funding base. In addition, in anticipation of an extended period of market turbulence, UBS proactively undertook several measures starting in 2007 and continuing in 2008 to further strengthen and safeguard its liquidity position. Short-term funding targets were adjusted, and increased focus was placed on asset reduction. Combined with the broad diversity of its funding sources, its contingency planning processes and its global scope, these additional measures have enabled UBS to maintain a balanced asset / liability profile. UBS also maintains a substantial multi-currency portfolio of unencumbered high-quality short-term assets and has available and unutilized collateralized liquidity facilities at several major central banks.
Like many other major financial institutions, UBS saw decreased access to wholesale term funding and a decline in client deposits during 2008. This was counterbalanced by ongoing asset reductions – mostly in the Investment Bank – which reduced UBS’s overall funding needs. As part of these asset reductions, the trading portfolio was pared back by CHF 462 billion compared with year-end 2007.
The transaction with the SNB, which was announced in fourth quarter 2008, further bolsters the firm’s liquidity and funding position by reducing overall funding requirements.

Liquidity and funding risk management framework

A new liquidity and funding risk management framework was approved by the Board of Directors (BoD) of UBS in 2008. This new framework outlines the principles, roles and responsibilities, models, methodologies and tools UBS uses

Risk and treasury management
Treasury management

to manage liquidity and funding risk. The framework describes a target state; many of these measures have already been, or are in the process of being implemented. The benefits of the new framework are the following:

–
First, sustainable profits will be achieved through allocation of the real costs of funding to the business that generates the funding requirement. There will be no more cross-subsidization of one business division by another, allowing an unbiased and more accurate view of the firm’s profitability.

–	Second, liquidity and funding risk are being reduced as UBS limits the size of its balance sheet, funds illiquid assets long-term and reduces reliance on short-term unsecured funding.
–
Finally, UBS is establishing best practice liquidity and funding risk management processes. The new framework is designed to keep the firm in line with industry best practice, and prepare it for further changes in regulatory requirements and oversight.

The approach taken by UBS will proceed in parallel: tactically addressing a number of key initiatives in the short term, while developing the framework into a target liquidity and funding model to be strategically integrated into each business division, region and entity within the Group.

Liquidity approach

UBS’s approach to liquidity management, which covers all branches and subsidiaries, aims to ensure that it will always have sufficient liquidity to meet liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking sustained damage to its various business franchises.

    Central to the integrated framework is an assessment of all material, known and expected cash flows and the level of high-grade collateral that could be used to raise additional funding. It entails both careful monitoring and control of the daily liquidity position, and regular liquidity stress testing. Limits are set at Group level by the BoD risk committee, while the Executive Committee of the Group Executive Board (GEB) is responsible for the allocation of resources to the business divisions and sets limits for each of the business divisions. These limits are monitored by Group Treasury, who reports the results and trends on a regular basis to the BoD risk committee and the Executive Committee of the GEB. Contingency plans for a liquidity crisis are incorporated into UBS’s wider crisis management process.

    The liquidity position and asset and liability profile are continuously tracked. This involves monitoring the balance sheet contractual and behavioral maturity profiles and projecting and modeling the liquidity exposures of the firm under a variety of potential scenarios – encompassing both normal and stressed market conditions. UBS considers the possibility that its access to markets could be impacted by a stress event affecting some part of its business or, in the extreme case, if it was to suffer a severe rating downgrade combined with a period of general market uncertainty. The results are factored into the overall contingency plans of UBS.

UBS’s major sources of liquidity are channeled through entities that are fully consolidated.

Liquidity management

UBS manages its liquidity position in order to be able to ride out a crisis without damaging the ongoing viability of its business. This is complemented by the firm’s funding risk management which aims to achieve the optimal liability structure to finance its businesses cost-efficiently and reliably. The long-term stability and security of UBS’s funding in turn helps protect its liquidity position in the event of a UBS-specific crisis.

    The firm’s business activities generate asset and liability portfolios which are intrinsically highly diversified with respect to market, product and currency. This reduces UBS’s exposure to individual funding sources, and also provides a broad range of investment opportunities, which in turn reduces liquidity risk.

    UBS adopts a centralized approach to liquidity and funding management to exploit these advantages to the full. The liquidity and funding process is undertaken jointly by Group Treasury and the foreign exchange and money market (FX&MM) unit within the Investment Bank’s fixed income, currencies and commodities (FICC) business area. Group Treasury establishes a comprehensive control framework, while FX&MM undertakes operational cash and collateral management within the established parameters.

    This centralization permits close control of both UBS’s global cash position and its stock of highly liquid securities. The central treasury process also ensures that the firm’s general access to wholesale cash markets is concentrated in FX&MM. Funds raised externally are largely channeled into FX&MM including the proceeds of debt securities issued by UBS, an activity for which Group Treasury is responsible. FX&MM in turn meets all internal demands for funding by channeling funds from units generating surplus cash to those requiring finance. In this way, UBS reduces its external borrowing and use of available credit lines, and presents a consistent and coordinated face to the market.

Liquidity modeling and contingency planning
For the purpose of monitoring its liquidity situation, UBS employs the following main measures:
–
A cash ladder, which is used by FX&MM to manage the firm’s funding requirements on a daily basis within limits that are set by the BoD risk committee and controlled by Group Treasury. This cumulative cash ladder shows the daily liquidity position – the net cumulative funding requirement for a specific day – projected for each business day from the current day forward six months.

Risk and treasury management

–	A contractual maturity gap analysis of UBS’s assets and liabilities.
–	A behavioral maturity gap analysis under an assumed severe liquidity crisis scenario.
–	A cash capital model which measures the amount of stable funding in relation to the amount and composition of its assets.
The breakdown of the contractual maturity of UBS’s assets and liabilities serves as a starting point for stress testing analyses. One such breakdown is shown in the “Maturity analysis” table at the end of this section. This maturity analysis is an accounting view. It does not fully represent a liquidity risk management perspective, which would also include behavioral stress analyses and a more detailed breakdown of asset and liability types.
The aforementioned liquidity crisis scenario combines a firm-specific crisis with market disruption and focuses on a time horizon starting with overnight and extending up to one year. This UBS-specific scenario envisages large draw-downs on otherwise stable client deposits, an inability to renew or replace maturing unsecured wholesale funding and limited capacity to generate liquidity from trading assets. Liquidity crisis scenario analysis supports the liquidity management process so that immediate corrective measures, such as the use of a liquidity buffer to absorb potential sudden liquidity shortfalls, can be put into effect.
Since a liquidity crisis could have a myriad of causes, UBS focuses on a scenario that encompasses all potential stress effects across all markets, currencies and products.
The assessment includes the likelihood of maturing assets and liabilities being rolled over in a UBS-specific crisis within an otherwise stressed market environment, and gauges the extent to which the potential crisis-induced shortfall could be covered by available funding. This would be raised on a secured basis against available collateral, which includes securities eligible for pledging at the major central banks, or by selling liquid inventory. In both cases UBS applies crisis-level discounts to the value of the assets. It assumes that it would be generally unable to renew any of the Group’s wholesale unsecured debt, including all its maturing money market paper (outstanding volume CHF 112 billion on 31 December 2008) and that no contingency funding could be raised on an unsecured basis. Since liquidity needs may also result from commitments and contingencies, including credit lines extended to secure the liquidity needs of customers, UBS regularly monitors undrawn committed credit facilities and other latent liquidity risks and factors these potential liquidity outflows into the scenario analysis. Particular emphasis is placed on potential drawdowns of committed credit lines.
If UBS’s credit rating were to be downgraded, “rating trigger” clauses, especially in derivative contracts, could result in an immediate cash outflow due to the unwinding of derivative positions, or the need to deliver additional collateral. UBS also analyzes the potential impact on its net liquidity position of ad-

verse movements in the replacement value of its over-the-counter (OTC) derivative transactions which are subject to collateral arrangements and includes potential outflows in its crisis scenario. Given the diversity of UBS’s derivatives business and that of its counterparties, there is not necessarily a direct correlation between the factors influencing net replacement values with each counterparty and a firm-specific crisis scenario.

Liquidity limits and controls
Liquidity and funding limits are set by senior management, taking into consideration UBS’s business model and strategy, the prevailing market conditions and the firm’s tolerance for risk. Structural limits focus on the composition and profile of the balance sheet, while supplementary limits are designed to drive the utilization and allocation of funding resources. The supplementary limits, which consist of three categories – operational, funding and regulatory – are monitored and performance is regularly communicated to senior management. Operational limits focus on structural liquidity risk for terms from intra-day out to one year including stress testing, while funding limits focus on the liability mix. The principles underlying UBS’s limit framework aim to maximize and sustain the value of its business franchise and appropriately balance the asset / liability structure in light of prevailing market conditions. Group Treasury is responsible for the control and oversight of the liquidity and funding limits.
To complement and support the limit framework, regional teams monitor the markets in which UBS operates for potential threats and regularly report any significant findings to Group Treasury.
UBS has also developed detailed contingency plans for liquidity crisis management, the cornerstone of which is the Group’s substantial liquidity reserves, including a large multi-currency portfolio of unencumbered high-quality and short-term assets as well as available and unutilized liquidity facilities at several major central banks.
The liquidity contingency plan is an integral part of the global crisis management concept, which covers all types of crisis events. Its implementation falls under the responsibility of a core crisis team with representatives from Group Treasury, from FX&MM and from related areas including the functions responsible for payments and settlements, market and credit risk control, collateral and margin management, and information technology and infrastructure. FX&MM’s centralized global management model lends itself naturally to efficient liquidity crisis management. Should a crisis require contingency funding measures to be invoked, Group Treasury takes responsibility for coordinating liquidity generation together with representatives from FX&MM and the relevant business areas.
UBS manages its relationships with the major central banks as part of its general policy, which is to base contingency plans on having sufficient liquidity reserves at its disposal and to raise contingency funding on a secured basis against provision of collateral.

Risk and treasury management
Treasury management

Funding

UBS’s domestic retail and global wealth management businesses continue to be valuable, cost-efficient and reliable sources of funding. These businesses contributed CHF 340 billion, or 72% of the CHF 475 billion total customer deposits shown in the UBS asset funding diagram below. Compared with the CHF 340 billion of net loans as of 31 December 2008, customer deposits provided 140% coverage. In terms of secured funding, i.e. repurchase agreements and securities lent against cash collateral received, UBS borrows less cash on a collateralized basis than it lends, leading to a surplus of net securities sourced (and rehypothecable) – shown as the CHF 231 billion cash-equivalent surplus in the diagram below. Furthermore, through the establishment of short-, medium- and long-term funding programs in Europe, the US and Asia, UBS can provide specialized investments to its customers through which it can efficiently raise funds globally from both institutional and private investors, minimizing its dependence on any particular source. A maturity breakdown of UBS’s long-term straight debt portfolio of CHF 58 billion is shown further below.

Through broad diversification of its funding sources (by market, product and currency), UBS maintains a well-balanced portfolio of liabilities, which generates a stable flow of financing and provides protection in the event of market disruptions. This, together with its centralized funding management, enables UBS to efficiently fund its business activities.

UBS asset funding
Net replacement values (RVs)

Funding approach
Medium- and long-term funding activities are planned by assessing the overall funding profile of the balance sheet, taking due account of the effective maturity of the asset base and the amount of maturing debt that will have to be replaced. The ability to continue to fund ongoing business activities through periods of difficult market conditions is also factored in. Prior to the outbreak of the current crisis, at the beginning of 2007, UBS decided to further strengthen its funding profile through public issuance of senior, straight, long-term debt and to thereby enhance the overall diversification of its funding sources. Despite the persistent turbulence prevailing in the capital markets throughout the year, UBS raised CHF 24 billion of proceeds through public senior debt issuance during 2008 (compared with CHF 15 billion during 2007). Two recent examples of this funding diversification effort were the inaugural Samurai domestic Japanese Yen issuance (totaling JPY 91.5 billion) in June 2008 and the approximately CHF 2 billion Swiss covered bond (Pfandbrief) issuance via the Swiss Mortgage Bond Bank in December 2008.

In addition, the extraordinary capital strengthening measures implemented during 2008 in response to the losses incurred during the current crisis – such as the CHF 13.0 billion mandatory convertible notes (MCNs) issued in March 2008, the EUR 1 billion proceeds from the issue of perpetual preferred securities in April 2008, the net proceeds from the June 2008 rights issue of CHF 15.6 billion and the issue of CHF 6.0 billion MCNs to the Swiss Confederation in December 2008 – contributed funding to UBS.
è	Refer to the “Shares and capital instruments” section of this report for more information about capital instruments
To ensure that a well-balanced and diversified liability structure is preserved, Group Treasury routinely monitors UBS’s funding status and reports its findings on a monthly basis to the GEB. A key measure employed among UBS’s main analysis tools is an assessment of its “cash capital”. This concept is designed to ensure that illiquid assets are being financed by long-term sources of funding.
UBS seeks to run a cash capital surplus (i.e. an excess of cash capital supply over cash capital consumption). The cash capital supply consists of long-term sources of funds: unsecured funding with remaining time to maturity of at least one year; shareholders’ equity; and core deposits (the portion of customer deposits deemed to have a “behavioral” maturity of at least one year). Cash capital consumption reflects the illiquid portion of the assets, which is defined as the portion of assets that could only be transformed into cash by sale or secured funding in more than one year. In the case of secured funding, the illiquid portion is the difference (the “haircut”) between the carrying value of an asset on the balance sheet and its effective cash value when given as collateral. The potential funding needs that could arise from off-balance sheet exposures, such as undrawn committed credit lines that UBS has sold, are also included in the total cash capital consumption.
UBS also regularly monitors its main funding portfolios for any concentration risks – including an assessment by individual counterparty.

Risk and treasury management

UBS: funding by product and currency

	All currencies		CHF		EUR		USD		Others
In %	31.12.08	31.12.07	31.12.08	31.12.07	31.12.08	31.12.07	31.12.08	31.12.07	31.12.08	31.12.07

Securities lending	1.4	2.1	0.0	0.0	0.4	0.2	0.6	1.5	0.4	0.4

Repurchase agreements	10.1	19.9	0.9	1.5	1.6	2.5	6.6	12.2	1.0	3.7

Interbank	12.4	9.5	0.8	0.5	4.9	1.8	4.9	4.5	1.8	2.8

Money market paper	11.0	9.9	0.3	0.3	1.0	0.9	8.5	7.3	1.2	1.3

Retail savings/deposits	9.9	7.1	6.0	4.6	1.0	0.8	3.0	1.6	0.0	–

Demand deposits	13.8	11.7	2.8	2.2	2.8	2.4	6.5	5.3	1.7	1.8

Fiduciary	6.0	6.0	0.3	0.3	2.0	1.8	3.0	3.1	0.7	0.8

Time deposits	17.0	16.9	1.6	2.3	2.9	1.9	9.1	9.5	3.5	3.1

Long-term debt[1]	18.4	17.0	2.7	1.4	5.9	4.7	5.0	6.2	4.8	4.7

Total	100.0	100.0	15.3	13.2	22.4	17.0	47.2	51.2	15.1	18.6

1 Including financial liabilities designated at fair value.

Funding position and diversification
UBS continues to maintain a balanced portfolio of liabilities that is broadly diversified by market, product and currency. The vast product offerings and global scope of the firm’s business activities are the primary reasons for funding stability. Funding is provided through numerous short-, medium-, and long-term funding programs in Europe, the US and Asia, which provide specialized investments to institutional and private clients. UBS’s domestic retail and global wealth management businesses are also a valuable source of funding.

The overall composition of UBS’s funding sources, as illustrated in the graphs below, has remained stable. These sources amount to CHF 1,016 billion on the balance sheet comprising repurchase agreements, securities lending against cash collateral received, due from banks, money market paper issued, due to customers and long-term debt (including financial liabilities at fair value). In terms of currencies, 48% of these funds are denominated in US dollars, while 22% are in euros and 15% in Swiss francs.
The proportion of funding raised on a secured basis, primarily through repurchase agreements (and to a lesser extent through cash collateral received for securities lent), has dropped to 11% from 22% since year-end 2007, primarily due to continued asset reductions (in particular trading as-

sets and reverse repurchases/securities borrowed that were financed through repurchase agreements).

UBS’s unsecured funding base remains well diversified. At year-end 2008, savings and demand deposits amounted to 24% of UBS’s funding sources, up from 19% a year earlier. The proportion of funding raised through long-term debt was stable, accounting for 18% of funding sources (up slightly from 17% a year ago), as was the proportion of money market paper, which was likewise marginally higher, at 11% (up from 10%). Compared with year-end 2007, the proportion of funding from time deposits remained constant, at 17%, as did fiduciary deposits, at 6%. The relative share of short-term interbank borrowing was 12%, up from 9% a year earlier.
UBS, like many other major financial institutions, experienced decreased access to medium- and longer-term funds in the wholesale debt markets during 2008. Moreover, UBS did not raise any public long-term debt during fourth quarter 2008 as public issuance was practically limited to banks with government-guaranteed debt. While this contributed to a shortening of the maturity profile of UBS’s debt issued during 2008, this was compensated by UBS’s sale of a significant volume of illiquid positions during the year (to the fund managed by Black Rock, the SNB StabFund and to the market in general).

UBS: funding by currency

UBS: funding by product type

Risk and treasury management
Treasury management

Credit ratings

As of 31.12.08	Moody's		Standard & Poor's		Fitch Ratings
	Rating	Outlook	Rating	Outlook	Rating	Outlook

Long-term rating	Aa2	stable	A+	stable	A+	stable

Short-term rating	P–1	stable	A–1	stable	F1+	stable

Financial strength rating/Individual	B–	stable			B/C	stable[1]

1 Fitch’s Individual rating was changed to C, rating watch negative, on 21 January 2009.

UBS Ratings
The table above summarizes UBS’s long- and short-term debt ratings as of 31 December 2008 (refer to the “Credit ratings” sidebar).

Maturity breakdown of long-term straight debt portfolio
The graph below shows a contractual maturity breakdown of the portion of UBS’s long-term debt portfolio consisting of straight debt (and therefore excluding all structured debt, which is predominately booked as “financial liabilities desig-

Long-term straight debt – contractual maturities

nated at fair value”). This amounted to CHF 58 billion on 31 December 2008, and is accounted for on the balance sheet as part of the CHF 197 billion shown on the “Debt issued” line (which in addition includes money market paper issued and the December 2008 MCN issuance). UBS’s long-term straight debt portfolio is composed of CHF 42 billion of senior debt (including both publicly and privately placed notes and bonds as well as Swiss cash bonds) and CHF 16 billion of subordinated debt. CHF 5 billion, or 9%, of the positions mature during 2009.

Risk and treasury management

Maturity analysis
	On-demand and trading instruments
	Instruments				Due	Due	Due
	at cost and at	Instruments	Instruments	Due	between	between	between
	fair value/	at fair value/	at fair value/	within	1 and 3	3 and 12	1 and 5	Due after
CHF billion	level 1	level 2	level 3	1 month	months	months	years	5 years	Total

Assets

Cash and balances with central banks	32.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	32.7

Due from banks	54.6	0.0	0.0	5.3	1.1	1.4	1.7	0.4	64.5

Cash collateral on securities borrowed	77.8	0.0	0.0	43.7	1.4	0.0	0.0	0.0	122.9

Reverse repurchase agreements	28.0	0.0	0.0	179.6	8.7	6.8	0.8	0.7	224.6

Trading portfolio assets [1]	128.1	128.4	15.3	0.0	0.0	0.0	0.0	0.0	271.8

Trading portfolio assets pledged as collateral[1]	25.4	13.2	1.6	0.0	0.0	0.0	0.0	0.0	40.2

Positive replacement values[1]	5.1	811.2	37.8	0.0	0.0	0.0	0.0	0.0	854.1

Financial assets designated at fair value[2]	1.1	0.1	0.0	1.5	0.5	1.0	4.0	4.7	12.9

Loans	71.4	0.0	0.0	71.8	33.1	32.6	80.5	50.9	340.3

Financial investments available-for-sale	0.0	0.5	1.1	1.4	0.8	0.2	0.1	1.1	5.2

Accrued income and prepaid expenses	0.0	0.0	0.0	6.1	0.0	0.0	0.0	0.0	6.1

Investments in associates	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.9	0.9

Property and equipment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	6.7	6.7

Goodwill and other intangible assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	12.9	12.9

Other assets	0.0	0.0	0.0	19.1	0.0	0.0	0.0	0.0	19.1

Total 31.12.08	424.1	953.5	55.9	328.5	45.5	42.1	87.1	78.3	2,015.1

Total 31.12.07	676.4	787.5	75.7	438.5	80.9	76.1	79.9	59.8	2,274.9

Liabilities

Due to banks	55.1	0.0	0.0	52.3	12.2	4.9	0.8	0.4	125.6

Cash collateral on securities lent	12.6	0.0	0.0	1.5	0.0	0.0	0.0	0.0	14.1

Repurchase agreements	8.6	0.0	0.0	82.6	5.7	5.1	0.3	0.3	102.6

Trading portfolio liabilities [1]	33.9	27.5	1.0	0.0	0.0	0.0	0.0	0.0	62.4

Negative replacement values[1]	4.9	812.0	34.9	0.0	0.0	0.0	0.0	0.0	851.8

Financial liabilities designated at fair value[3]	0.0	0.0	0.0	0.6	7.8	20.7	37.2	35.3	101.5

Due to customers	208.6	0.0	0.0	206.1	34.3	16.2	0.5	9.1	474.8

Accrued expenses and deferred income	0.0	0.0	0.0	10.2	0.0	0.0	0.0	0.0	10.2

Debt issued	0.0	0.0	0.0	83.6	20.7	13.9	37.1	41.9	197.3

Other liabilities	13.1	0.0	0.0	21.0	0.0	0.0	0.0	0.0	34.0

Total 31.12.08	336.7	839.5	35.9	457.8	80.6	60.7	75.9	87.0	1,974.3

Total 31.12.07	501.9	465.0	16.8	671.4	190.7	167.8	106.5	111.0	2,231.1

Off-balance sheet

Undrawn irrevocable facilities [4]	59.9	0.0	0.0	0.2	0.0	0.1	0.1	0.0	60.3

[1] Trading and derivative positions are presented in the first three columns of the table: “Instruments at cost and fair value / Level 1,” “Instruments at fair value / Level 2” and “Instruments at fair value / Level 3.” Management believes that such presentation most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may, however, extend over significantly longer periods. The breakdown of these positions into the fair value measurement categories of levels 1, 2 and 3 indicates the liquidity of the markets in which the financial instruments are traded and the availability of market observable inputs to measure these instruments (refer to “Note 27 Fair value of financial instruments” in the financial statements of this report). Contractual maturities of trading portfolio liabilities are: CHF 61.2 billion due within one month; and CHF 1.2 billion due between one month and one year.  [2] The contractual redemption amount at maturity of financial assets designated at fair value approximates the carrying value as of 31 December 2008 and 31 December 2007.  [3] Non-trading and non-derivative financial liabilities are categorized based on the earliest date on which UBS can be required to pay.  [4] Excludes commitments from contingent claims (credit guarantees, performance guarantees and similar instruments, and documentary credits) of CHF 18,494 million and commitments to acquire auction rate securities (ARS) of CHF 16,571 million on 31 December 2008. Refer to the “Exposure to auction rate securities” sidebar in the “Risk concentrations” section of this report for more information.

Risk and treasury management
Treasury management

Credit ratings

Despite a 2008 full-year loss of slightly above CHF 20 billion, UBS maintained a sound and strong capital position as it believes that this is a key part of its value proposition for both clients and investors.

In July 2008, Moody’s Investors Service downgraded from “B” to “B–” the bank financial strength rating (BFSR) and from “Aa1” to “Aa2” the senior debt and deposit ratings of UBS AG, with a stable outlook for both ratings. In its comments, the agency said: “This downgrade reflects the challenges still facing the bank’s management team to return UBS to a position of stability following the losses in its investment banking division. The bank’s financial performance and risk management since the onset of the financial crisis have been below the level expected of a B (BFSR) / Aa1 (deposit & debt) rated bank.” Moody’s further said that “the bank has initiated many changes to senior management, risk management, and, more recently, corporate governance, but it is not yet clear whether these changes will be effective considering the complexity of the task. Moody’s considers the core wealth management franchise to be resilient, and although the bank’s high profile difficulties have led to some outflows of assets under management, Moody’s considers that the bank’s franchise has not been permanently affected.”
In October 2008, Moody’s affirmed both the ratings of UBS AG and the stable outlook.
In December 2008, Standard & Poor’s Ratings Services (S&P’s) lowered its long-term counterparty credit rating on UBS AG to “A+” from “AA–”, following S&P’s global review of major mature-market financial institutions. The agency commented that the “rating actions on UBS reflect changes in our view of the level of risk associated with the range of activities pursued by major financial institutions.

Moreover, we view the current downturn as being potentially longer and deeper than we had previously considered. Therefore, for UBS and most of its peers, we view asset quality as likely to weaken materially more than we had previously believed. In addition, the downgrade of the counterparty credit ratings on UBS reflects the outstanding challenges we believe it faces, which include: restoring its reputation, particularly among private banking clients; completing the repositioning of the investment bank; resolving regulatory and legal cases, particularly the US governmental investigation into cross-border private banking services provided to US clients; and managing down risk concentrations not included in the transaction with the SNB, particularly the exposure to monoline bond insurers. The ratings on UBS recognize both the Group’s intrinsic credit profile and extraordinary external support from the Swiss government and the SNB. Specifically, the long-term issuer credit rating incorporates a two-notch uplift from UBS’s stand-alone credit profile in recognition of the significantly beneficial external support provided to it. We expect that additional external support would be extended, if required, reflecting UBS’s high systemic importance within Switzerland.” S&P’s further commented that the ratings on UBS remain underpinned by a number of factors: “the asset-gathering businesses remain strongly cash-generative; having started earlier than most peers, UBS appears more advanced in deleveraging and managing costs in its investment bank; UBS appears committed to a strong regulatory capital position, and its recent CHF 6 billion issue of mandatory convertible notes (MCNs) to the Swiss Confederation offsets the dilutive effect on the tier 1 ratio of the SNB transaction; UBS’s funding and liquidity position has, in our view, remained relatively robust, and is further enhanced by the cash received from the SNB transaction.”

In February 2009, S&P’s affirmed the ratings of UBS AG and the stable outlook.
In October 2008, Fitch Ratings downgraded UBS AG’s long-term issuer default ratings (IDRs) from “AA–” to “A+” and UBS’s individual rating from “B” to “B / C”, commenting: “the stable outlooks and affirmation of the short-term IDRs reflect Fitch’s belief that the measures taken to de-risk and recapitalize the bank should enable UBS to draw a line under the problems that have taken their toll over the past 15 months. Nevertheless, management faces challenges in reshaping the investment bank and delivering stable and sustainable earnings in difficult market conditions with a refocused, lower-risk strategy.”
In January 2009, Fitch Ratings downgraded UBS AG’s individual rating to “C” from “B / C” and placed it on rating watch negative (RWN), while the bank’s long-term IDR and short-term IDR have been affirmed at “A+” and “F1+” respectively. On 5 March 2009, Fitch Ratings affirmed the long-term and short-term IDRs of UBS AG (UBS) at “A+” and “F1+” respectively. The IDR outlooks are stable, reflecting Fitch’s view of continued official support being available. The agency has downgraded UBS’s individual rating to “D” from “C” reflecting Fitch’s concerns over the medium-term earnings outlook for the bank amid persistently challenging market conditions, and the impact of ongoing reputational and litigation issues on the stability of UBS’s key private banking and wealth management franchise. The rating watch negative (RWN) on the individual rating has been removed.

Risk and treasury management

Interest rate and currency management

Management of non-trading interest rate risk

UBS’s largest non-trading interest rate exposures arise within the Global Wealth Management & Business Banking business division. These risks are transferred from the originating business into one of two centralized interest rate risk management units: Group Treasury or the Investment Bank’s foreign exchange and money market (FX&MM) unit. These units manage the risks on an integrated basis, exploiting the full netting potential across risks from different sources.
Risks from fixed-maturity, short-term Swiss franc and all non-Swiss franc transactions are generally transferred to FX&MM. Risks from Swiss franc transactions with fixed maturities greater than one year are transferred to Group Treasury by individual back-to-back transactions. These fixed-rate products do not contain embedded options such as early prepayment that would allow customers to prepay at par. All prepayments are therefore subject to market-based unwinding costs.
Current and savings accounts and many other retail products of Global Wealth Management & Business Banking have no contractual maturity date or direct market-linked rate, and therefore their interest rate risk cannot be transferred by simple back-to-back transactions. Instead, they are transferred on a pooled basis via “replicating” portfolios. A replicating portfolio is a series of loans or deposits at market rates and fixed terms between the originating business unit and Group Treasury, structured to approximate, on average, the interest rate cash flow and repricing behavior of the pooled client transactions. The portfolios are rebalanced monthly. Their structure and parameters are based on long-term market observations and client behavior, and are regularly reviewed and adjusted as necessary. The originating business units are thus immunized as far as possible against market interest rate movements, but retain and manage their product margin.
A significant amount of interest rate risk also arises from the financing of non-monetary related balance sheet items, such as the financing of bank property and equity investments in associated companies. These risks are generally transferred to Group Treasury through replicating portfolios which, in this case, are designed to approximate the funding profile mandated by senior management.
Group Treasury manages its residual open interest rate exposures, taking advantage of any offsets that arise between positions from different sources, within its approved market risk limits (Value at Risk (VaR) and stress loss). The preferred risk management instrument is interest rate swaps, for which there is a liquid and flexible market. All transactions are executed via the Investment Bank – Group Treasury does not directly access the external market.
è Refer to the “Market risk” section of this report for further details on UBS’s market risk measures and controls

Market risk arising from management of consolidated capital

UBS is required, by international banking regulations (Bank for International Settlements regulations), to hold a minimum level of capital against assets and other exposures (risk-weighted assets). The relationship between UBS’s capital and its risk-weighted assets, the BIS tier 1 ratio, is monitored by regulators and analysts and is a key indicator of its financial strength.
The majority of UBS’s capital and many of its assets are denominated in Swiss francs, but the Group also holds risk-weighted assets and some eligible capital in other currencies, primarily US dollar, euro, UK sterling and Brazilian real. Any significant depreciation of the Swiss franc against these currencies would adversely impact the Group’s BIS tier 1 ratio. Group Treasury’s mandate is therefore to minimize adverse currency impacts on this ratio and to generate an income flow from the capital. This mandate determines a currency, tenor and product mix – a target profile – against which Group Treasury manages the Group’s capital.
On an overall Group basis, Group Treasury’s target profile is based on a currency mix which broadly reflects the currency distribution of the consolidated risk-weighted assets, using products and tenors which generate the desired income stream. As the Swiss franc depreciates (or appreciates) against these currencies, the consolidated risk-weighted assets increase (or decrease) relative to UBS’s capital. These currency fluctuations also lead to translation gains (or losses) on consolidation, which are recorded through equity. Thus, UBS’s consolidated equity rises or falls in line with the fluctuations in the risk-weighted assets, protecting the tier 1 ratio. The capital of the parent bank itself is held predominantly in Swiss francs in order to avoid any significant effects of currency fluctuations on its standalone financial results.
The capital of the parent bank and its subsidiaries is placed in the form of interest-bearing cash deposits internally within the Group, primarily with the Investment Bank’s FX&MM unit. Where necessary, Group Treasury also executes derivatives (mainly interest rate swaps) through the Investment Bank’s trading desks to achieve the target profile. FX&MM and the derivative trading units manage the resultant cash and market risk positions as part of their normal

Risk and treasury management
Treasury management

business activities and, in the case of FX&MM, within the approved liquidity and funding risk framework.
è Refer to the “Liquidity and funding management” section of this report for details on UBS’s liquidity and funding risk framework

For the purposes of measuring and managing Group Treasury’s market risk position, the Group’s consolidated equity is represented in the treasury book by replicating portfolios (liabilities) with the target currency and interest rate profile. The interest rate positions created by Group Treasury’s deposits with FX&MM or other units, and the associated derivatives, generally offset the interest rate risk of the replicating portfolios. Any mismatches between the two are managed, together with other non-trading interest rate risk positions, within Group Treasury’s market risk limits (VaR and stress loss).
The structural foreign currency exposures are controlled by senior management but are not subject to internal market risk limits and are not included in Group Treasury’s reported VaR.

Group Treasury interest rate risk development
In measuring Group Treasury’s interest rate risk – expressed as VaR – both the representation of the consolidated equity (replicating portfolios) and the deployment of the equity described above are included in the calculations.

On 31 December 2008, UBS’s consolidated equity was deployed as follows: in Swiss francs (including most of the capital of the parent bank) with an average duration of approximately three years and an interest rate sensitivity of CHF 7.9 million per basis point; in US dollars with an average duration of approximately four years and a sensitivity of CHF 8.0 million per basis point; in euro with an average duration of approximately three years and a sensitivity of CHF 0.7 million per basis point; and in UK sterling with a duration of approximately three years and a sensitivity of CHF 0.4 million per basis point. The interest rate sensitivity of these positions is directly related to the chosen duration – targeting significantly shorter maturities would reduce the apparent interest rate sensitivity but would lead to greater fluctuations in interest income.

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

Group Treasury: Value-at-Risk (10-day, 99% confidence, 5 years of historical data)
	Year ended 31.12.08				Year ended 31.12.07
CHF million	Min.	Max.	Average	31.12.08	Min.	Max.	Average	31.12.07

Interest rates	8	54	19	26	9	55	17	54

Foreign exchange	3	93	26	10	1	87	18	21

Diversification effect	[1]	[1]	(10)	(14)	[1]	[1]	(10)	(14)

Total management VaR	10	97	34	28	10	92	25	61

[1] As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

Risk and treasury management

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

Sell-down of reported profits and losses
For accounting purposes, reported profits and losses are translated each month from the original transaction currencies into Swiss francs at the exchange rate prevailing at the end of the month. Group Treasury centralizes profits or losses in foreign currencies that arise in the parent bank, and sells or buys them for Swiss francs in order to eliminate earnings volatility which would arise from retranslation at different exchange rates of previously reported non-Swiss franc profits and losses. Other UBS operating entities follow a similar monthly sell-down process into their own reporting currencies. Profits retained in operating entities with a reporting currency other than the Swiss franc are managed as part of UBS’s consolidated equity, as described earlier.

Hedging of anticipated future reported profits and losses
The monthly sell-down process cannot protect UBS’s earnings from swings caused by a sustained depreciation against the Swiss franc of one of the main currencies in which UBS earns net revenues or by an appreciation of one in which it incurs significant net costs.
The firm’s corporate currency management executes a dynamic and cost-efficient rollover hedge strategy on a portion of the profits or losses that UBS anticipates for the next three months, on a rolling one-month basis.
Although intended to hedge future earnings, these transactions are considered open currency positions. They are therefore subject to internal market risk VaR and stress loss limits.
In public segmental reporting, the profits and losses arising from the hedge strategy are shown as Corporate Center items, while the business division results are fully exposed to exchange rate fluctuations.

Risk and treasury management
Treasury management

Capital management

Sufficient capital must be in place to support business activities, according to both UBS’s own internal assessment and the requirements of its regulators, in particular its lead regulator the Swiss Financial Market Supervisory Authority (FINMA; until 31 December 2008 Swiss Federal Banking Commission).
UBS aims to maintain sound capital ratios at all times, and it therefore considers not only the current situation but also projected developments in both its capital base and capital requirements. The main tools by which UBS manages the supply side of its capital ratios are active management of shares, capital instruments and dividend payments.

Capital adequacy management

Ensuring compliance with minimum regulatory capital requirements and targeted capital ratios is central to capital adequacy management. In this ongoing process, UBS manages towards tier 1 and total capital target ratios. In the target setting process UBS takes into account the regulatory minimum capital requirements, regulators’ expectations that UBS holds additional capital above minimum requirements, UBS’s internal assessment of aggregate risk exposure in terms of capital-at-risk (refer to “Earnings-at-risk and capital-at-risk” in the “Risk management and control” section of this report), the views of rating agencies, and comparison with peer institutions considering UBS’s business mix and market presence.

Regulatory requirements

On 1 January 2008, UBS adopted the Basel II capital framework of the Basel Committee on Banking Supervision of the Bank for International Settlements (BIS). (Refer to the “General description of risk exposure measures and capital requirements” in the “Basel II Pillar 3” section of this report for details regarding UBS’s implementation of Basel II.) The introduction of Basel II led to a decrease in UBS’s overall capital requirements, as measured by risk-weighted assets (RWA). Eligible capital calculations have also been modified by the introduction of new deductions from tier 1 capital and total capital, resulting in lower eligible capital.
To allow for comparability, published RWA are determined according to the rules of the BIS Basel II framework. UBS’s regulatory capital requirements are based on the regulations of FINMA, which lead to higher risk-weighted assets compared with BIS guidelines (refer to the additional capital management disclosure in the “Basel II Pillar 3” section of this report). Eligible capital is the same under BIS guidelines and FINMA regulations.

In 2008, UBS complied with all externally imposed capital requirements.

Developments
As publicly announced, in fourth quarter 2008 FINMA enhanced the capital requirements under Basel II, Pillar 2, for UBS and Credit Suisse. The new regulatory measures will have to be implemented progressively until full applicability on 1 January 2013.
First, FINMA will increase the capital buffer (the regulatory excess capital expected to be held over and above the regulatory minimum requirement) from 20% to 50%–100% over the cycle. At the same time, FINMA will allow for enlarged recognition of hybrid capital.
Second, FINMA will introduce a minimum leverage ratio, defining the minimum amount of tier 1 capital required for a given balance sheet size. For this calculation, the IFRS balance sheet is adjusted for a number of factors: replacement values determined according to the rules of IFRS are substituted by the corresponding values under Swiss Generally Accepted Accounting Principles (Swiss GAAP), allowing for increased recognition of netting benefits, similar to US GAAP. Moreover, the Swiss loan book, certain cash and balances with central banks and specified reverse repurchase agreements where the repurchase price is payable in Swiss francs will be excluded from the balance sheet. Furthermore, a number of adjustments will be made to avoid double-counting of assets that are already deducted from tier 1 capital, most notably goodwill and intangible assets. FINMA will require a minimum leverage ratio of 3% on Group level, with an expectation that the ratio will be well above the minimum requirements in normal times.
The table on the next page shows the calculation of the FINMA consolidated leverage ratio as of 31 December 2008.
In January 2009, the Basel Committee on Banking Supervision issued consultative documents on proposed revisions to the Basel II market risk framework. Broadly, the committee aims to address perceived shortcomings of the current Value at Risk (VaR) framework, most notably by enhancing capital requirements to incorporate effects of “stressed VaR” and by introducing new capital charges for price risks that are incremental to any default and event risks already captured by VaR models used by banks. Furthermore, the Basel Committee also plans to update – for regulatory capital purposes – the prudent valuation guidance for illiquid positions accounted for at fair value. It is envisaged that the revised requirements will have to be implemented by the end of 2009 and 2010, respectively.
Finally, in January 2009 the Basel Committee issued a consultative document on further enhancements to the Ba-

Risk and treasury management

sel II framework, with revised requirements for securitization exposures and, in particular, higher risk weights for re-securitization positions.

Capital ratios

The BIS ratios compare the amount of eligible capital (in total and tier 1) with the total of risk-weighted assets.
At year-end 2008, the BIS tier 1 ratio amounted to 11.0% and the total capital ratio to 15.1%, compared with 9.1% and 12.2%, respectively, under Basel I rules at year-end 2007. In this period, risk-weighted assets declined from CHF 374.4 billion (Basel I) to CHF 302.3 billion, while tier 1 capital decreased from CHF 34.1 billion to CHF 33.4 billion.
Eligible capital and capital ratios were restated following a change in accounting policy on pension and other post-retirement benefit plans (refer to “Note 30 Pension and other post-retirement benefit plans” in the financial statements of this report for more information). Due to this restatement, tier 1 capital and total capital increased by approximately CHF 1.6 billion and the corresponding capital ratios by 40 basis points at year-end 2007.

Capital requirements

UBS’s capital requirements are generally based on its consolidated financial statements in accordance with IFRS. Under IFRS, subsidiaries and special purpose entities that are directly or indirectly controlled by UBS must be consolidated, whereas for regulatory capital purposes, different consolidation principles apply. For example, subsidiaries that are not active in the banking and finance business are excluded.
è Refer to the additional capital management disclosure in the “Basel II Pillar 3” section of this report

UBS: BIS capital ratios1

1 Prior to and including 4Q07 the capital ratios above are based on Basel I capital regulations, thereafter on Basel II rules.

On 31 December 2008 risk-weighted assets were CHF 302.3 billion, compared with CHF 374.4 billion (Basel I) at year-end 2007. Figures by component are as follows:

Credit risk
Risk-weighted assets for credit risk amounted to CHF 222.6 billion at 31 December 2008, compared with CHF 323.3 billion under Basel I on 31 December 2007. The introduction of Basel II led to considerably lower risk-weighted assets for credit risk. However, the impact on individual business divisions varied: Global Wealth Management & Business Banking saw lower risk-weighted assets for customer loans, mortgages and lombard lending, while the Investment Bank was subject to higher capital requirements for over-the-counter (OTC) derivatives and repo-style transactions (i.e. repurchase/reverse repurchase and securities, lending and borrowing transactions).
è Refer to the “Credit risk” section of this report for more information

FINMA[1] adjusted assets for leverage ratio calculation

CHF billion, except where indicated	Average fourth quarter 2008

Total assets (IFRS)[2] prior to deductions	2,212

Less: difference between IFRS and Swiss GAAP positive replacement values[3]	(653)

Less: loans to Swiss clients (excluding banks)	(165)

Less: cash and balances with central banks	(27)

Less: Other[4]	(23)

Total adjusted assets	1,344

FINMA consolidated leverage ratio (%)	2.48

1 Swiss Financial Market Supervisory Authority (FINMA).  2 International Financial Reporting Standards.  3 The netting difference is disclosed in the «Off-balance sheet» section of this report.  4 Refer to the “Capital components” table for more information on deductions of assets from tier 1 capital.

Risk and treasury management
Treasury management

Non-counterparty related assets
Risk-weighted assets for non-counterparty related assets amounted to CHF 7.4 billion at 31 December 2008, compared with CHF 9.0 billion under Basel I on 31 December 2007.

Market risk
In 2008, risk-weighted assets for market risk decreased by CHF 14.5 billion to CHF 27.6 billion on 31 December 2008, due to lower regulatory VaR. The decrease resulted primarily from the transfer of certain illiquid assets from the trading book to the banking book on 1 January 2008 and was partially offset by increases in VaR following higher market volatility and enhancements made to the VaR model.
è Refer to the “Market risk” section of this report for further information

Operational risk The new Basel II capital requirement for operational risk amounted to risk-weighted assets of CHF 44.7 billion on 31 December 2008.
è Refer to the “Operational risk” section of this report for further information

Eligible capital

The capital available to support risk-weighted assets – eligible capital – consists of tier 1 and tier 2 capital. Tier 1 capital is required to be at least 4% of risk-weighted assets and total capital (tier 1 plus tier 2) at least 8%. To determine eligible tier 1 and total capital, adjustments have to be made to shareholders’ equity as defined under IFRS, most notably by deducting goodwill and investments in unconsolidated entities engaged in banking and financial activities.

Tier 1 capital/UBS shares
On 31 December 2008, the regulatory eligible tier 1 capital was CHF 33.4 billion, down CHF 0.7 billion compared with year-end 2007. This is the net effect of: CHF 20.9 billion in losses incurred during 2008; reversal for capital purposes of CHF 4.5 billion gains recognized under IFRS related to the accounting for the mandatory convertible notes (MCNs) issued in March and December 2008 (refer to the “IFRS equity to BIS tier 1 capital” section below for more information); CHF 3.8 billion reductions of capital related to own shares; CHF 2.9 billion losses recognized directly in equity; additional deductions of CHF 2.6 billion for intangible assets and other Basel II deductions; and the reversal of CHF 2.3 billion of gains on own credit for capital purposes. These negative effects were compensated by the issue of CHF 13.0 billion MCNs on 5 March 2008, proceeds of EUR 1.0 billion from the issuance of perpetual preferred securities on 11 April 2008, the net proceeds from the rights issue of CHF 15.6 billion on 17 June 2008, and the issuance of CHF 6.0 billion MCNs on 9 December 2008.

Hybrid tier 1 capital
Hybrid tier 1 instruments are perpetual instruments that can only be redeemed if they are called by the issuer. The payment of interest is subject to compliance with minimum capital ratios and any payment missed is non-cumulative. As of 31 December 2008, UBS’s hybrid tier 1 instruments amounted to CHF 7.4 billion. Under IFRS, these instruments are accounted for as equity attributable to minority interests.

Tier 2 capital
Tier 2 capital consists mainly of subordinated long-term debt that ranks senior to both UBS shares and hybrid tier 1 instru-

Capital adequacy
	Basel II	Basel I
CHF million, except where indicated	31.12.08	31.12.08	31.12.07

BIS tier 1 capital	33,371	35,884	34,101

of which hybrid tier 1 capital	7,393	7,393	6,387

BIS total capital	45,588	46,233	45,797

BIS tier 1 capital ratio (%)	11.0	9.9	9.1

BIS total capital ratio (%)	15.1	12.7	12.2

Credit risk[1]	222,563	326,608	323,345

Non-counterparty related risk	7,411	8,826	8,966

Market risk	27,614	27,614	42,110

Operational risk	44,685	N/A	N/A

Total BIS risk-weighted assets	302,273	363,048	374,421

[1] Includes securitization exposures and equity exposures not part of the trading book and capital requirements for failed trades.

Risk and treasury management

ments but is subordinated to all senior obligations of UBS. Tier 2 capital accounted for CHF 12.2 billion in total capital as of year-end 2008.
è Refer to the “Shares and capital instruments” section of this report for details about UBS’s issuance of capital securities during 2008, including hybrid tier 1 instruments and tier 1 instruments

Intragroup transfer of capital
UBS enters into intragroup transactions in order to manage funding and capital of individual UBS entities. As at 31 December 2008, UBS was not aware of any material restrictions, or other major impediments, concerning the transfer of funds or regulatory capital within the Group apart from those which apply to these entities by way of local laws and regulations.

IFRS equity to BIS tier 1 capital

The key adjustments made to IFRS equity attributable to shareholders to determine tier 1 eligible capital result from:
–	An increase in IFRS share premium of CHF 7.0 billion and retained earnings of CHF 3.8 billion from the recognition of CHF 13.0 billion MCNs issued in March 2008, versus an increase of tier 1 capital (recognized in

BIS share premium) by CHF 13.0 billion. Refer to “Note 26 Capital increases and mandatory convertible notes” in the financial statements of this report for more information.
–	The different treatment of MCNs placed with the Swiss Confederation in December 2008 for IFRS and regulatory capital purposes: IFRS equity attributable to UBS shareholders decreased overall by CHF 2.9 billion, which reflects the net effect of a reduction to share premium of CHF 3.6 billion and a positive impact on retained earnings of CHF 0.7 billion. In contrast, tier 1 capital increased by CHF 6.0 billion. Refer to “Note 26 Capital increases and mandatory convertible notes” in the financial statements of this report for more information.
–	A negative impact on BIS share premium of CHF 0.9 billion from adjustments for the recognition of interest payments on both MCNs for capital purposes.
–	The inability to recognize, for tier 1 capital, fair value changes recorded directly in equity under IFRS from financial investments available-for-sale and cash flow hedges (reduction of CHF 1.1 billion).
–	Further corrections in retained earnings for gains on own credit of CHF 3.0 billion relating to the application of the fair value option under International Accounting Standard (IAS) 39 for capital adequacy purposes.

Capital components
	Basel II	Basel I
CHF million	31.12.08	31.12.08	31.12.07

Core capital prior to deductions	48,971	48,971	51,437

of which: paid-in share capital	293	293	207

of which: share premium, retained earnings, currency translation differences and other elements	41,285	41,285	44,842

of which: non-innovative capital instruments	1,810	1,810	340

of which: innovative capital instruments	5,583	5,583	6,047

Less: treasury shares/deduction for own shares[1]	(1,488)[2]	(1,488)	(4,133)

Less: goodwill & intangible assets[3]	(12,950)	(11,600)	(13,203)

Less: other Basel II deductions[4]	(1,163)	–

Total eligible tier 1 capital	33,371	35,884	34,101

Upper tier 2 capital	1,090	69	301

Lower tier 2 capital	12,290	12,290	13,770

Less: other Basel I deductions[5]	–	(2,010)	(2,375)

Less: other Basel II deductions[4]	(1,163)	–

Total eligible capital	45,588	46,233	45,797

[1] Consists of: i) net long position in own shares held for trading purposes; ii) own shares bought for cancellation (second trading line) and for unvested or upcoming share awards; iii) other treasury share positions net of delta-weighted obligations out of employee stock options granted prior to August 2006.  [2] Netting of own shares with share-based payment obligations is subject to a grandfathering agreement with the Swiss Financial Market Supervisory Authority.  [3] Includes under Basel I only goodwill and the portion of intangible assets exceeding 4% of tier 1 capital.  [4] Positions to be deducted as 50% from tier 1 and 50% from total capital mainly consist of: net long position of non-consolidated participations in the finance sector, first loss positions from securitization exposures, excess of expected losses above general provisions (AIRB), expected loss for equities (simple risk weight method).  [5] Consists of the net long position of non-consolidated participations in the finance sector and first loss positions from securitization exposures.

Risk and treasury management
Treasury management

–	Removing minority interests of entities not consolidated for regulatory capital purposes, causing a further reduction of regulatory capital by CHF 0.5 billion.
–	A positive adjustment of CHF 1.7 billion primarily for the ability to net, for capital purposes, treasury shares held as hedges against obligations from employee stock options granted prior to August 2006.

Equity attribution framework

In first quarter 2008, UBS implemented a new framework for attributing equity capital to its businesses. This reflects UBS’s overarching objectives of maintaining a strong capital base and guiding businesses towards activities with the best balance among profit potential, risk and capital usage. In this framework, the Group Executive Board (GEB) attributes equity to the businesses after considering their risk exposure, asset size, goodwill and intangible assets.
The design of the equity attribution framework enables UBS to:
–	Calculate and assess return on attributed equity (RoaE) in each of its businesses. With effect from first quarter 2008, RoaE and return on BIS risk-weighted assets (RoRWA) are disclosed for all business groups and units and replace the previously disclosed “return on allocated regulatory capital” measure.

–	Integrate Group-wide capital management activities with those at business group and business unit level.
–	Measure performance in a consistent manner across business divisions and business units.
–	Make better comparisons between the Group’s businesses and those of competitors.
The framework operates as follows: First, each business is attributed an amount of equity equal to the average book value of goodwill and intangible assets, as reported for that business division or business unit according to IFRS. Next, the GEB considers a number of factors that drive required capital, including:
–	Equity requirements based on aggregated risk exposure, including the potential for losses exceeding UBS’s earnings capacity as defined by the firm’s “capital-at-risk” concept.
–	Regulatory capital requirements which are based on risk-weighted asset usage of the businesses and also take into account the different market standards for tier 1 ratios associated with “pure-play” competitors of each of the businesses.
–	The asset size of the businesses.
After reviewing the results of this formulaic approach, the GEB makes adjustments to the final tangible equity attribution to reflect the amount of equity it believes is appropriate for each business. This assessment is based on the

Reconciliation of International Financial Reporting Standards equity to BIS tier 1 capital

	31.12.08
		Basel II		Basel I
		Reconciliation
CHF million	IFRS[1] view	items	BIS view	BIS view

Share capital	293	0	293	293

Share premium	25,250	8,500	33,750	33,750

Net income recognized directly in equity, net of tax	(4,471)	(1,129)	(5,600)	(5,600)

Revaluation reserve from step acquisitions, net of tax	38	0	38	38

Retained earnings	14,892	(7,908)	6,984	6,984

Equity classified as obligation to purchase own shares	(46)	46	0	0

Equity attributable to minority interests	8,002	(495)	7,507	7,507

Treasury shares/deduction for own shares	(3,156)	1,668 [2]	(1,488)	(1,488)

Mandatory convertible notes (MCNs) to the Swiss Confederation	0 [3]	6,000	6,000	6,000

Total equity/gross tier 1 including MCNs and hybrid tier 1 instruments	40,802	6,682	47,484	47,484

Less: goodwill, intangible assets and other Basel II deduction items			(14,113)[4]	(11,600)[5]

Eligible tier 1 capital			33,371	35,884

[1] International Financial Reporting Standards (IFRS).  [2] Generally, treasury shares are fully deducted from equity under IFRS, whereas for capital adequacy purposes only the following positions in own shares are deducted: i) net long position in own shares held for trading purposes; ii) own shares bought for cancellation (second trading line) and for unvested or upcoming share awards; and iii) other treasury share positions net of delta-weighted obligations out of employee stock options granted prior to August 2006, subject to an interim agreement with the Swiss Financial Market Supervisory Authority.  [3] Under IFRS, the recognition of the MCNs to the Swiss Confederation reduced the share premium CHF 3.6 billion and increased retained earnings CHF 0.7 billion.  [4] “Other Basel II deduction items” includes primarily 50% of the deductions for net long position of non-consolidated participations in the finance sector, first loss positions from securitization exposures, excess of expected losses above general provisions (AIRB), expected loss for equities (simple risk weight method).  [5] Equals to goodwill and the intangible assets exceeding 4% of tier 1 capital.

Risk and treasury management

expectations of the business’s clients and the business environment, including allowing for sufficient capital to support the business’s underlying risks and sustain extreme stress scenarios. The amount of equity attributed to all the businesses corresponds to the amount that UBS believes is required to maintain a strong capital base and support its businesses adequately. If the total equity attributed to the businesses differs from the Group’s actual equity during a particular period, the surplus or deficit is shown in the Corporate Center.

As reflected in the table below, during 2008, the amount of average equity attributed to the Investment Bank was reduced by CHF 2 billion due to lower risk exposures. In the fourth quarter, the average equity attributed to Global Wealth Management & Business Banking grew by CHF 1 billion, mainly reflecting actual and projected increases in capital needs for operational risks in Wealth Management US. Global Asset Management’s average attributed equity was CHF 3 billion during 2008.
In the table below, equity attributable to UBS shareholders includes the CHF 13 billion nominal value of the MCNs issued in March 2008. However, the CHF 6 billion nominal value of the MCNs issued in December 2008 will be included in this figure only when the notes will be converted or if certain other conditions are met which make it appropriate to include the December 2008 MCNs in equity.

Average equity attributed
CHF billion	2008	4Q08	3Q08	2Q08	1Q08

Wealth Management International & Switzerland	6.1	6.0	5.9	6.2	6.3

Wealth Management US	7.3	8.3	7.6	6.8	6.6

Business Banking Switzerland	3.8	3.7	3.5	4.0	4.1

Global Wealth Management & Business Banking	17.3	18.0	17.0	17.0	17.0

Global Asset Management	3.0	3.0	3.0	3.0	3.0

Investment Bank	26.8	26.0	26.0	27.0	28.0

Corporate Center	(10.7)	(7.4)	0.2	(15.0)	(20.5)

Equity attributable to UBS shareholders	36.3	39.6	46.2	32.0	27.5

Risk and treasury management
Treasury management

Shares and capital instruments

Shares

UBS shares and tier 1 capital
The majority of UBS’s tier 1 capital comprises share premium and retained earnings attributed to UBS shareholders. As of 31 December 2008, total IFRS equity attributable to UBS shareholders amounted to CHF 32,800 million and was represented by a total of 2,932,580,549 issued UBS shares, of which 61,903,121 (2.1%) were held by UBS. Each outstanding share has a par value of CHF 0.10 and entitles the holder to one vote at the shareholders’ meeting and to a proportionate share of the dividend that is distributed. There are no preferential rights for shareholders and no other classes of shares are issued by the parent bank (UBS AG) directly.

In 2008, as part of UBS’s shareholder-approved recapital-
ization measures, the outstanding shares were increased by a total of 859,033,205 reflecting mainly the issuance of newly created shares for the stock dividend (98,698,754 shares) and for the capital increase by means of a rights offering (760,295,181 shares). For the stock dividend, each share held on 25 April 2008 was allocated one entitlement. Twenty of those entitlements gave the holder the right to receive one UBS share for free on 19 May 2008. For the subsequent capital increase by means of a rights offering, shareholders were allotted one subscription right per share held on 26 May 2008. For every 20 of those rights, shareholders were entitled to buy seven shares at CHF 21.00 on 17 June 2008. As a result of the latter rights offering, a net total of CHF 15.6 billion of new capital was received. At the time of issuance this was equal to an increase of approximately 4.8% in UBS’s tier 1 ratio.

Shares
For the year ended
Number of shares	31.12.08

Balance at the beginning of the year	2,073,547,344

Issue of shares for stock dividend	98,698,754

Issue of shares for capital increase (rights offering)	760,295,181

Issue of shares for employee options	39,270

Balance at the end of the year	2,932,580,549

Shareholder-approved issuance of shares
	Maximum number	Year approved by	% of shares issued
	of shares to be	shareholder	(including MCNs1)
	issued	general meeting	31.12.08

Authorized capital

Stock dividend 2007 (not used)	5,001,246	2008	13.99

Conditional capital

March 2008 MCNs	277,750,000	2008	7.77

December 2008 MCNs	365,000,000	2008	10.21

Employee equity participation plans of UBS AG	149,994,296	2006	4.20

Employee stock ownership plan of former PaineWebber	100,415	2000	0.00

1 Mandatory convertible notes.

Risk and treasury management

Holding of UBS shares

UBS holds its own shares for three main purposes: Group Treasury holds shares to cover employee share and option programs; it repurchases shares on a second trading line, where they are earmarked for cancellation purposes (the latter activity is temporarily suspended); and the Investment Bank holds shares, to a limited extent, for trading purposes where it engages in market-making activities in UBS shares and related derivative products.

The holding of treasury shares on 31 December 2008 decreased to 61,903,121 or 2.1% of shares issued, from 158,105,524 or 7.6% on the same date one year prior.
In 2008, a total of 3.7 million employee options were exercised and an additional 63.0 million new options were granted. As of 31 December 2008, UBS was holding approximately 48.9 million shares in Group Treasury and an additional 150 million unissued shares in conditional share capi-
tal that can be used to cover future employee option exercises, of which a total of 236 million were outstanding on 31 December 2008. At year-end 2008, the shares available covered all exercisable employee options.
The presentation in the table below shows the purchase of UBS shares by Group Treasury under buy-back programs at the stock exchange and does not include activities of the Investment Bank in UBS shares.

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

Share buy-back programs
						Maximum									Unutilized
					Maximum	volume						Average		Unutilized	volume
					volume (in	(in millions		Amount		Total shares		price		volume	(in millions
Program	Announcement	Beginning	Expiration	Cancellation	CHF billion)	of shares)		(CHF billion)		purchased		(in CHF)		(CHF billion)	of shares)

2000/2001	14.12.99	17.1.00	2.3.01	13.7.01	4.0			4.0		110,530,698	[1,2]	36.18	[1,2]	0

2001/2002	22.2.01	5.3.01	5.3.02	5.7.02	5.0			2.3		57,637,380	[2]	39.73	[2]	2.7

2002/2003	14.2.01	6.3.02	8.10.02	10.7.03	5.0			5.0		135,400,000	[2]	36.92	[2]	0

2002/2003	9.10.02	11.10.02	5.3.03	10.7.03	3.0			0.5		16,540,160	[2]	32.04	[2]	2.5

2003/2004	18.2.03	6.3.03	5.3.04	30.6.04	5.0			4.5		118,964,000	[2]	37.97	[2]	0.5

2004/2005	10.2.04	8.3.04	7.3.05	8.7.05	6.0			3.5		79,870,188	[2]	44.36	[2]	2.5

2005/2006	8.2.05	8.3.05	7.3.06	13.7.06	5.0			4.0		74,200,000	[2]	54.26	[2]	1.0

2006/2007	14.2.06	8.3.06	7.3.07	29.6.07	5.0			2.4		33,020,000	[2]	73.14	[2]	2.6

2007/2010[5]	13.2.07	8.3.07	8.3.10			210.5	[3]	2.6	[4]	36,400,000	[4]	71.41	[4]		174.1	[3]

1 Restated to reflect 3:1 stock split on 16 July 2001.  2 Restated to reflect 2:1 stock split on 10 July 2006.  3 The 2007/2010 program was approved for a maximum of 210,527,328 shares, equal to 10% of the outstanding shares on 31 December 2006. On 31 December 2007, the unutilized number of shares (174.1 million) multiplied by the prevailing market price of UBS shares of CHF 52.40 per share equaled an unutilized volume of approximately CHF 9.1 billion.  4 In 2007, 36,400,000 shares were repurchased under the 2007/2010 program for CHF 2.6 billion (at an average price of CHF 71.41 per share). On 10 December 2007 the UBS Board of Directors communicated its decision that these shares will not be cancelled but will be rededicated as a measure to strengthen UBS’s capital.  5 This program is currently suspended.

Risk and treasury management
Treasury management

Capital instruments

Mandatory convertible notes
As part of the measures taken to strengthen its capital base in 2008, UBS issued two mandatory convertible notes (MCNs), with principal amounts of CHF 13 billion (MCN1) and CHF 6 billion (MCN2) respectively, in private placements to large institutional investors and the Swiss Confederation. To allow for the delivery of shares upon conversion of the MCNs, separate extraordinary general meetings of UBS shareholders were held on 27 February and 27 November 2008 to approve the creation of conditional capital for this purpose. The shareholders approved a maximum number of 277.8 million UBS shares to be delivered under the first issued MCN and 365 million UBS shares to be delivered under the second MCN. The initial investors in the MCNs are allowed to sell or transfer the instruments without restrictions to other investors. The share capital will be increased upon voluntary or mandatory conversion of the MCNs. The future mandatory capital increase allows the full proceeds to be counted as tier 1 capital for regulatory capital purposes from the date of issuance.

MCNs are a special type of equity-linked security that will never be redeemed in cash but rather, upon maturity or early conversion, will automatically convert into shares of the note issuer or an affiliated company. The number of shares to be delivered depends on the conversion price, and will vary according to the precise terms (see below). The MCNs issued by UBS contain provisions allowing early conversion at the option either of the holders or of UBS.
Throughout the lifetime of the MCNs, the holders will receive an annual coupon based on the nominal value of the MCNs. This annual coupon not only reflects the cost of capital but also compensates the noteholders for the value of options embedded in the structure, for instance for bearing the risk of a share price deterioration before conversion if the share price falls below the reference price described below, and for the fact that MCN holders only participate in the benefit of an increasing share price once the share price exceeds 117% of the reference price. The MCNs can be converted at the earliest after a period of six months has elapsed following their issuance and they must be converted at the latest by maturity of the notes.
As of year end, holders of the March 2008 MCNs (or MCN1) are expected to receive in aggregate a fixed number of 270.4 million UBS shares at conversion or settlement independently of the UBS share price development, whereas under the terms of the second issuance (the December 2008 MCNs or MCN2) holders will receive a variable number of shares. At or below a UBS share price of CHF 18.21, the December 2008 MCNs will be converted into a maximum of 329.4 million UBS shares. Should the UBS share price rise above this level, the holders would receive a lower number of shares and the minimum would be reached with a share price of CHF 21.31. Thereafter, a further increase in price leads to an incremental increase in shares delivered, provided however that the total number of shares to be issued will not exceed the maximum number of shares (see the graphs on the next page).

Hybrid tier 1 capital
 Hybrid tier 1 instruments represent innovative and non-innovative perpetual instruments and made up approximately 21.4% of adjusted core capital on 31 December 2008. They are accounted for under minority interests in the IFRS equity. In 2008, UBS raised EUR 1 billion of capital preferred securities issued by UBS Capital Securities (Jersey) Ltd. The instrument bears an 8.836% coupon and is callable in 2013. As of 31 December 2008, UBS had issued a total of CHF 7,393 million of such instruments in various currencies. Hybrid tier 1 instruments are perpetual instruments which can only be redeemed if they are called by the issuer. If such a call is not exercised at the respective call date, the terms might include a change from fixed to floating coupon payments and, in the case of innovative instruments only, a limited step-up of the interest rate. Non-innovative instruments do not have a step-up of the interest rate and are therefore viewed as having a higher equity characteristic for regulatory capital purposes. The instruments are issued either through trusts or subsidiaries of UBS and rank senior to UBS shares in dissolution. Payments under the instruments are subject to adherence to minimum capital ratios by UBS. Any payment missed is non-cumulative.

Tier 2 capital
The major element in tier 2 capital consists of subordinated long-term debt. Tier 2 instruments have been issued in various currencies and with a range of maturities across capital markets globally. They accounted for CHF 12,290 million in total capital as of year-end 2008. Tier 2 instruments rank senior to both UBS shares and to hybrid tier 1 instruments but are subordinated to all senior obligations of UBS.

Distributions to shareholders

The decision whether to pay a dividend and the level of the dividend are dependent on UBS’s targeted capital ratios and its cash flow generation. The decision on dividend payments is proposed by the Board of Directors (BoD) to the shareholders and is subject to their approval at the annual general meeting. The BoD has decided not to propose any dividend for the financial year 2008.

Distribution to shareholders in 2008 – stock dividend
At the extraordinary general meeting of 27 February 2008, the shareholders approved distribution of a stock dividend offering the opportunity to obtain sale proceeds comparable with the cash dividend paid in previous years. One entitle-

Risk and treasury management

ment was allocated to each share outstanding after the close of business on the record date of 25 April 2008. Twenty entitlements gave the holder the right to receive one additional UBS share for free.
This stock dividend was tax-efficient for many shareholders resident in Switzerland and those in many other countries. Unlike a cash dividend, where the Swiss withholding tax of 35% is deducted from the gross amount payable, the stock dividend was allocated to shareholders without deduction of Swiss withholding tax.
Compared with the cash dividend, a stock dividend is also more beneficial for UBS’s (tier 1) capital base. Cash dividend payments are deducted from the firm’s net profits and retained earnings, which are major components of its core (tier 1) capital. In contrast, by issuing new shares in lieu of a dividend cash payment, the level of UBS’s (tier 1) capital base is maintained.

Conversion price and number of shares

		Amount				Conversion price per	Conversion into
	Coupon	(CHF billion)	Issuance date	Conversion period / maturity		UBS share (CHF)	numbers of UBS shares

MCN 1	9%	13.0	5.3.08	6.9.08	5.3.10	48.07[1]	270,438,942

MCN 2	12.50%	6.0	9.12.08	9.6.09	9.6.11	18.21[2]	329,447,681

						21.31[2]	281,579,096

						additional shares
						if above 21.31		[3]

1 Adjusted for dilution effects on the capital increase.  2 Conversion price between CHF 18.21 and CHF 21.31 (rounded) results in a variable number of shares between 329,447,681 and 281,579,096.  3 Approximately CHF 48 million countervalue in additional UBS shares per CHF 1 increase in the UBS share price.

Number of shares to be delivered

Number of shares to be delivered

Value of shares

Value of shares

Risk and treasury management
Treasury management

UBS shares in 2008

UBS share price versus Dow Jones Banks Titans 30 Index

UBS shares are listed on the SIX Swiss Exchange (traded on SWX Europe), the New York Stock Exchange and the Tokyo Stock Exchange.
è	Refer to the “Capital structure” section of this report for more information on UBS shares including par value, type and rights of security

2008 saw the unfolding of a global financial crisis and a marked global economic slowdown, with falling prices in nearly every asset class. Concerns that the deterioration in the US housing market seen in 2007 would spread to the general consumer area materialized as consumer confidence reached new lows and several western economies fell into recession. Government central banks and regulators joined forces in a global policy response to stabilize and provide liquidity to a financial system that, in the opinion of many, nearly collapsed in the second part of the year. Capital injections, the partial or full nationalization of several financial institutions and sharp reductions in interest rates did not, however, restore confidence and liquidity in the short term and credit markets remained paralyzed for most of 2008. Emerging markets suffered and commodities prices saw a sharp reversal and falling prices in the second half of 2008.

Corporate earnings deteriorated at a fast pace during 2008 and entire segments of the economy entered 2009 with a very uncertain outlook. Worldwide stock markets dropped significantly during the year, with the financial sector most hit: the Dow Jones Banks Titans 30 Index dropped 58%, the MSCI World index closed down 42%, the Dow Jones Industrial Average closed down 34% and the S&P 500 closed down 38%.

Market capitalization

1 Market capitalization calculated based on the total UBS ordinary shares issued times the UBS share price at period end. The total UBS ordinary shares as at 31 December 2008 does not reflect the 270.4 million UBS shares and the maximum of 329.4 million UBS shares to be issued through the conversion of mandatory convertible notes in the future. Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the financial statements of this report for details on shares outstanding for EPS.

Ticker symbols
Trading exchange	Bloomberg	Reuters

SWX Europe	UBSN VX	UBSN.VX

New York Stock Exchange	UBS US	UBS.N

Tokyo Stock Exchange	8657 JP	8657.T

Security identification codes

ISIN		CH0024899483

Valoren		2.489.948

Cusip		CINS H89231 33 8

Risk and treasury management

First quarter 2008

2008 continued in the same vein as the closing months of 2007, with growing concerns over contagion from real estate losses to the real economy. At the end of January, UBS pre-announced its fourth quarter 2007 results as a loss of CHF 12.5 billion. In March, UBS’s peer Bear Stearns approached bankruptcy as it suffered a liquidity crisis in the wake of speculation over growing losses. This put further pressure on industry stock prices as the quarter ended. The global banking sector and the broader global indices declined by 13% and 10% respectively, while UBS underperformed the market with its shares declining 45%.

Second quarter 2008

The Bear Stearns bankruptcy and acquisition by JPMorgan announced in March proved somewhat purgative for the markets in the second quarter, which remained steady as expectations of a deep global recession were tempered. In the banking sector, however, reported losses mounted leading to capital-raising by a number of large international banks including UBS. Alongside the pre-anouncement of the first quarter results, a rights issue to raise approximately CHF 15 billion was announced together with a number of measures to reduce risks and costs and stabilize performance. UBS performed in line with the global banking sector, down 16% in the quarter while the broader indices remained generally flat.

Third quarter 2008

The third quarter of 2008 proved to be one of the most tumultuous in banking history. The collapse of Lehman Brothers in September triggered a series of banking failures and government rescues which brought the global banking system close to breaking point. Despite posting modest losses for the second quarter in August, UBS shares declined 14% in the quarter and underperformed the global banking sector, down 2% in the wake of the failure of Lehman Brothers.

Fourth quarter 2008

The fourth quarter commenced with persistent concerted efforts by central banks to maintain liquidity and, shortly afterwards, a series of government-led programs to stabilize the banking system. As the prospect of a deep global recession loomed, central banks united to deliver their first ever coordinated rate cut. UBS announced a further material risk reduction of its balance sheet through the transfer of risk assets to the Swiss National Bank as well as further strengthening its capital base through the issue of CHF 6 billion in mandatory convertible notes to the Swiss Confederation. UBS reported a modest profit for the third quarter. Market volatility remained extreme with a slew of profit warnings and losses reported across the banking sector. UBS shares closed the quarter down 20%, outperforming the global banking sector which fell 41% as well as the broader indices which declined by more than 20% on average.

Over the course of 2008 UBS shares declined 68%, un-derperforming the global banking sector (down 58%), the MSCI and the S&P (down 42% and 38% respectively).

Share liquidity

During 2008, daily average volume in UBS shares on SWX Europe was 28.5 million shares. On the New York Stock Exchange (NYSE), it was 2.1 million shares.

Because of the greater volume on SWX Europe, trading of UBS shares there is expected to remain the main factor determining the movement in UBS’s share price.
During the hours in which both SWX Europe and NYSE are simultaneously open for trading (currently 3:30 p.m. to 5:30 p.m. Central European Time), price differences are likely to be arbitraged away by professional market-makers. The NYSE price will therefore typically be expected to depend on both the SWX Europe price and the prevailing US dollar/Swiss franc exchange rate. When SWX Europe is closed for trading, traded volumes will typically be lower. However, the specialist firm making a market in UBS shares on the NYSE, Van der Moolen, is required to facilitate sufficient liquidity and an orderly market in UBS shares.

Risk and treasury management
Treasury management

UBS share data
	As of
Registered shares	31.12.08	31.12.07	31.12.06

Total ordinary shares issued	2,932,580,549	2,073,547,344	2,105,273,286

Treasury shares	61,903,121	158,105,524	164,475,699

Weighted average shares (for basic EPS[1] calculations)	2,769,575,922	2,165,301,597	2,221,591,786

Weighted average shares (for diluted EPS calculations)	2,770,727,478	2,166,768,923	2,309,834,516

	For the year ended
CHF	31.12.08	31.12.07	31.12.06

EPS

Basic EPS	(7.54)	(2.42)	5.19

Basic EPS from continuing operations	(7.60)	(2.61)	4.83

Diluted EPS	(7.55)	(2.43)	4.99

Diluted EPS from continuing operations	(7.60)	(2.61)	4.64

1 Earning per share.

UBS shares and market capitalization
	As of			% change from
	31.12.08	31.12.07	31.12.06	31.12.07

Share price (CHF)[1]	14.84	46.60	65.86	(68)

Market capitalization (CHF million)[2]	43,519	108,654	154,222	(60)

1 Historical share price adjusted for the rights issue and stock dividend.  2 Market capitalization calculated based on the total UBS ordinary shares issued times the UBS share price at period end. The total UBS ordinary shares as at 31 December 2008 does not reflect the 270.4 million UBS shares and the maximum of 329.4 million UBS shares to be issued through the conversion of mandatory convertible notes in the future. Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the financial statements of this report for details on shares outstanding for EPS.

Source: Bloomberg

Trading volumes
	For the year ended
1000 shares	31.12.08	31.12.07	31.12.06

SWX total (SWX Europe)	7,174,486	4,079,863	2,731,841

SWX daily average (SWX Europe)	28,584	16,451	10,884

NYSE total	539,856	304,446	214,912

NYSE daily average	2,134	1,213	853
Source: Reuters

Source: Reuters

Risk and treasury management

Stock exchange prices[1]
	SIX Swiss Exchange			New York Stock Exchange
	High (CHF)	Low (CHF)	Period end (CHF)	High (USD)	Low (USD)	Period end (USD)

2008	45.98	10.67	14.84	46.40	8.33	14.30

Fourth quarter 2008	24.00	10.67	14.84	21.30	8.33	14.30

December	16.28	12.63	14.84	14.30	10.89	14.30

November	19.90	10.67	15.15	17.85	8.33	12.74

October	24.00	14.20	19.35	21.30	12.28	16.90

Third quarter 2008	25.76	15.18	18.46	23.07	12.22	17.54

September	25.76	15.18	18.46	22.59	12.22	17.54

August	24.40	19.43	24.14	22.17	18.62	21.89

July	24.44	17.52	20.38	23.07	17.90	19.39

Second quarter 2008	35.11	20.96	21.44	36.02	20.41	20.66

June	27.14	20.96	21.44	25.72	20.41	20.66

May	35.11	24.60	25.10	35.21	23.58	23.66

April	34.48	25.44	32.68	36.02	30.87	33.59

First quarter 2008	45.98	21.52	25.67	46.40	22.33	28.80

March	30.65	21.52	25.67	32.24	22.33	28.80

February	41.16	30.10	30.56	42.42	32.20	32.34

January	45.98	33.65	39.42	46.40	38.05	41.29

2007	71.95	42.69	46.60	66.26	43.50	46.00

Fourth quarter 2007	61.05	42.69	46.60	58.01	43.50	46.00

Third quarter 2007	66.88	53.67	55.67	62.34	49.84	53.25

Second quarter 2007	71.55	63.72	65.46	66.26	58.73	60.01

First quarter 2007	71.95	59.76	64.21	64.30	55.40	59.43

2006	71.06	53.23	65.86	63.39	48.34	60.33

Fourth quarter 2006	71.06	62.88	65.86	63.39	58.50	60.33

Third quarter 2006	66.52	53.23	66.52	59.77	48.34	59.31

Second quarter 2006	66.97	54.31	59.32	61.70	49.36	54.85

First quarter 2006	64.05	55.60	63.39	55.55	48.66	54.99

2005	56.39	41.19	55.38	49.30	38.47	47.58

Fourth quarter 2005	56.39	46.52	55.38	49.30	40.73	47.58

Third quarter 2005	49.84	43.60	48.69	43.49	38.55	42.75

Second quarter 2005	45.68	41.37	44.27	43.06	38.47	38.93

First quarter 2005	46.70	41.19	44.71	45.10	39.61	42.20

2004	43.76	35.52	42.21	42.29	32.31	41.92

Fourth quarter 2004	42.81	37.09	42.21	42.29	34.94	41.92

Third quarter 2004	40.68	35.52	38.91	36.28	32.31	35.17

Second quarter 2004	43.76	39.06	39.06	38.09	34.05	35.53

First quarter 2004	43.14	37.40	41.65	39.70	33.35	37.25

1 Historical share price adjusted for the rights issue and stock dividend 2008.

Risk and treasury management
Basel II Pillar 3

Basel II Pillar 3

UBS publishes Basel II Pillar 3 disclosures on a semi-annual basis. Year-end disclosures are contained within this report. Disclosure elements not covered in the “Risk management and control” and “Treasury management” sections are shown below.

Introduction

On 1 January 2008, UBS adopted the revised capital framework of the Basel Committee on Banking Supervision – Basel II – which introduced new and amended capital requirements for the different risk types and revised the calculation of eligible capital.

The aim of Basel II Pillar 3 is to encourage market discipline by allowing market participants to assess key pieces of information regarding the capital adequacy of banks via a set of disclosure requirements.

This section presents UBS’s Basel II Pillar 3 disclosures as of 31 December 2008 and consists mainly of quantitative disclosures complemented with explanatory text where needed.

è	Qualitative disclosures related to the bank’s risk management and control, definitions and risk exposures as well as capital management can be found in the “Risk management and control” and “Treasury management” sections of this report

Overview of disclosures

The following table provides an overview of UBS’s Basel II Pillar 3 disclosures:

Basel II Pillar 3 requirement	Disclosure in the annual report
Capital structure	“Capital management” section of this report
Capital adequacy	“Capital management” and “Basel II Pillar 3” sections of this report
Risk management objectives, policies and methodologies (qualitative disclosures)	“Risk management and control” section of this report
Credit risk	“Basel II Pillar 3” section of this report
Investment positions	“Basel II Pillar 3” section of this report
Market risk	“Risk management and control” section of this report
Securitization	“Basel II Pillar 3” section of this report
Operational risk	“Risk management and control” section of this report

General description of risk exposure measures and capital requirements

Measures of risk exposure may differ depending on the purpose for which exposures are calculated: financial accounting under International Financial Reporting Standards (IFRS) determination of regulatory capital, or UBS’s internal management. UBS’s Basel II Pillar 3 disclosures are based on the measures of risk exposure that are used to calculate the regulatory capital that is required to underpin those risks.

Under the advanced Internal Ratings Based (IRB) approach applied by UBS for the majority of its businesses, credit risk weights are determined by reference to internal counterparty ratings and loss-given default estimates. UBS uses internal models, approved by FINMA, to measure the credit risk exposures to third parties on over-the-counter derivatives and repurchase-style (repo-style) transactions. For a subset of its credit portfolio, UBS applies the standardized approach (SABIS), based on external ratings.
Securitization exposures in the banking book are treated under the Ratings Based Approach (RBA), applying risk-

Risk and treasury management

Detailed segmentation of required capital
	Basel II
	31.12.08
CHF million	Advanced		Standardized		Total

Credit risk	156,187	[1]	52,309	[2]	208,496

Sovereigns	9,393		803		10,196

Banks	23,924		4,286		28,209

Corporates	104,180		43,882	[3]	148,062

Residential mortgages	13,150		1,499		14,650

Other retail	5,510		1,833		7,342

Failed trades from non-delivery-versus-payment (non-DvP) transactions	30		7		37

Securitization exposures	6,202				6,202

Non-counterparty related risk			7,411		7,411

Equity exposures outside trading book	7,646	[4]			7,646

Settlement risk			219		219

Market risk	27,614	[5]			27,614

Operational risk	44,685	[6]			44,685

Total BIS risk weighted assets	242,334		59,939		302,273

Additional risk-weighted assets according to FINMA regulations[7]					32,620

Total FINMA[8] risk weighted assets					334,893	[9]

1 Advanced Internal Ratings Based approach (AIRB).    2 BIS defined standardized approach.    3 RWA for corporate exposures under the standardized approach include lombard loans from Wealth Management International & Switzerland and certain traded products, primarily relating to derivatives, from the Investment Bank.    4 Simple risk weight method.    5 Value-at-Risk approach.  6 Advanced measurement approach (AMA).  7 Reflects an additional charge of 10% on risk-weighted assets (RWA) for credit risk for exposures treated under the standardized approach, a FINMA surcharge of 200% for RWA of non-counterparty related assets and additional FINMA capital requirements for market risk.    8 Swiss Financial Market Supervisory Authority (FINMA).    9 On 31 December 2008, the FINMA tier 1 ratio amounted to 10.0% and the FINMA total capital ratio to 13.6%. Taking into account the effects from the transitional provisions of the capital floor, which require that during the year 2008 Basel II capital requirements had to amount to at least 90% of Basel I capital requirements, FINMA RWA would have increased CHF 67.7 billion, resulting in a FINMA tier 1 ratio of 8.3% and a FINMA total capital ratio of 11.3%.

weights based on external ratings. Non-counterparty related assets such as UBS premises, other properties and equipment require capital underpinning according to prescribed regulatory risk weights.

For market risk positions, UBS derives its regulatory capital requirement from its internal Value-at-Risk (VaR) model, which is approved by FINMA.
UBS has developed a model to quantify operational risk, which meets the regulatory capital standard under the Basel II Advanced Measurement Approach (AMA).
Basel II requires deduction of some positions from eligible capital, most notably goodwill, intangible assets (excluding software), net long positions in non-consolidated participations in financial institutions and certain positions in securiti-zation exposures.
The naming conventions for the “Exposure segments” used in the following tables are based on the BIS rules and differ from those under Swiss and EU regulations. “Sovereigns” under the BIS naming convention equate to “Central governments and central banks” as used under the Swiss and EU regulations. Similarly “Banks” equate to “Institutions” and “Residential mortgages” equate to “Claims secured on residential real estate”.

Additional capital management disclosures

Although UBS determines published risk-weighted assets (RWA) according to the Basel II Capital Accord (BIS guide-

lines), the calculation of UBS’s regulatory capital requirement is based on the regulations of FINMA, leading to higher RWA.

Generally, the scope of consolidation for purposes of calculating these regulatory capital requirements follows the IFRS consolidation rules for subsidiaries directly or indirectly controlled by UBS AG which are active in the banking and finance business, but excludes subsidiaries in other sectors. The significant operating subsidiary companies in the Group consolidated for IFRS purposes are listed in “Note 34 Significant subsidiaries and associates” in the financial statements of this report. More specifically, the main differences in the basis of consolidation for IFRS and regulatory capital purposes relate to the following entity types and apply regardless of UBS’s level of control:
–	Real estate and commercial companies as well as collective investment schemes are not consolidated for regulatory capital purposes but are risk-weighted.
–	Insurance companies are not consolidated for regulatory capital purposes but are deducted from capital.
–	Securitization vehicles are not consolidated for regulatory capital purposes but are treated under the securitization framework.
–	Joint ventures that are controlled by two ventures are fully consolidated for regulatory capital purposes, whereas they are valued under equity method accounting for IFRS.
The “Detailed segmentation of required capital” table above provides a granular breakdown of UBS’s capital requirements.

Risk and treasury management
Basel II Pillar 3

Credit risk

UBS’s Pillar 3 disclosure presents the details on the parameters and input data used in its regulatory capital calculation. Although the parameters applied under the advanced IRB approach are generally determined using the same methodologies, data and systems as UBS uses for internal risk quantification, there are nevertheless several differences due to regulatory floors, multipliers, eligibility criteria and exposure definitions that cause the figures presented in this section to deviate from the information disclosed within the “Risk management and control” section of this report. The regulatory capital calculation of credit risk exposure also differs from that required under IFRS.

The Probability of Default (PD) and Loss Given Default (LGD) estimates applied in the regulatory capital calculation are the same as those used for internal risk quantification, with the regulatory prescribed exceptions of a PD floor of 0.03% for non-sovereign exposures, an LGD floor of 10% for residential mortgages and a downturn LGD addressing a potential worsening of the economic cycle. However, because the regulatory exposure definitions are different from the internally applied exposure definitions for traded products, the rating and LGD distributions presented in this section deviate from the information presented in the “Risk management and control” section of this report.
For banking products, there are no differences in the Exposure at Default (EAD) calculation between the regulatory and the internal management views. However, due to some differences in the scope of consolidation and segmentation, the regulatory exposure reported for Pillar 3 purposes differs from the internal management view of credit exposures which is reported in the “Risk management and control” section of this report.
The regulatory exposure for traded products is predominantly calculated on the same systems using the same models that are used for internal risk quantification. However, whereas in the “Risk management and control” section of this report the maximum likely exposure is shown, this section reports the respective regulatory exposure measures. For securities financing exposures, this is the Close-Out VaR measure as defined in paragraphs 178 to 181 of the Basel II framework. For derivative exposures, UBS has received approval from FINMA to apply the Effective Expected Positive Exposure (EPE) as defined in Annex 4 to the Basel II framework. For a minor part of the portfolio, UBS also applies the Comprehensive Approach or the Current Exposure Method.
In the tables in this section, the regulatory net credit exposure shows the Basel II EAD after all collateral, netting and other eligible risk mitigants have been applied as specified by the relevant regulation. Certain Pillar 3 tables also require a regulatory gross credit exposure view, which differs for bank-

Derivation of risk-weighted assets

				Average regulatory	Risk-weighted
	Exposure			risk-weighting[2]	assets[3]
		Less: regulatory
	Regulatory gross	credit risk offsets	Regulatory net
CHF million	credit exposure	and adjustments[1]	credit exposure

Cash and balances with central banks	22,872	(70)	22,802	6%	1,349

Due from banks	33,884	(5,125)	28,759	25%	7,066

Loans	295,395	(21,117)	274,278	24%	66,547

Financial assets designated at fair value	11,803	(6,153)	5,649	20%	1,123

Off-balance sheet[4]	45,589	(581)	45,008	34%	15,105

Banking products	409,542	(33,046)	376,496	24%	91,191

Derivatives	190,047		190,047	42%	79,663

Securities financing	63,825		63,825	16%	10,404

Traded products	253,872		253,872	35%	90,067

Trading portfolio assets	32,916	(68)	32,848	40%	13,255

Financial investments available-for-sale[5]	3,027		3,027	15%	467

Accrued income and prepaid expenses	5,011	26	5,036	93%	4,665

Other assets	10,696	(28)	10,668	82%	8,814

Other products	51,650	(70)	51,579	53%	27,201

Total 31.12.08	715,064	(33,116)	681,947	31%	208,459

1 Regulatory credit risk offsets and adjustments mainly include margin accounts for derivatives.    2 The derivation of risk-weighted assets (RWA) is based on the various credit risk parameters of the advanced Internal ratings-based approach and the standardized approach respectively.    3 Failed trades are excluded (RWA of CHF 37 million).    4 Includes contingent claims and undrawn irrevocable credit facilities.    5 Financial investments available-for-sale exclude equity positions.

Risk and treasury management

ing products in that cash balances in margin accounts are not offset with the corresponding traded products exposures. This section also presents information on impaired and defaulted assets in a segmentation which is consistent with the regulatory capital calculation.

The table “Derivation of risk-weighted assets” on the previous page shows the derivation of risk-weighted assets from the regulatory gross credit exposure.

Regulatory gross credit exposure by geographical region

						Africa /	Total regulatory
	Switzer-	Other	North	Latin	Asia /	Middle	gross credit	Total regulatory
CHF million	land	Europe	America[1]	America	Pacific	East	exposure	net exposure

Cash and balances with central banks	6,015	8,957	2,309	35	5,555		22,872	22,802

Due from banks	898	15,253	12,512	126	4,648	448	33,884	28,759

Loans	163,351	31,579	76,661	5,312	15,251	3,242	295,395	274,278

Financial assets designated at fair value	73	2,317	9,144	24	219	25	11,803	5,649

Off-balance sheet	6,000	10,533	25,791	905	1,884	475	45,589	45,008

Banking products	176,337	68,639	126,417	6,402	27,556	4,190	409,542	376,496

Derivatives	10,659	79,629	80,127	1,468	15,423	2,740	190,047	190,047

Securities financing	16,645	18,033	26,030	124	2,931	62	63,825	63,825

Traded products	27,304	97,662	106,157	1,592	18,354	2,803	253,872	253,872

Trading portfolio assets	48	12,485	17,977	658	1,542	206	32,916	32,848

Financial investments available-for-sale 2	30	2,226	570	8	3	190	3,027	3,027

Accrued income and prepaid expenses	464	1,429	2,797	82	218	20	5,011	5,036

Other assets	4,593	1,852	3,736	145	363	6	10,696	10,668

Other products	5,135	17,992	25,080	893	2,126	422	51,650	51,579

Total regulatory gross credit exposure 31.12.08	208,777	184,294	257,654	8,887	48,037	7,415	715,064	681,947

1 North America includes the Caribbean.    2 Financial investments available-for-sale exclude equity positions.

Regulatory gross credit exposure by counterparty type

			Public entities
			(including	Banks and	Total regulatory
			sovereigns and	multilateral	gross credit	Total regulatory
CHF million	Private individuals	Corporates[1]	central banks)	institutions	exposure	net exposure

Cash and balances with central banks			22,402	470	22,872	22,802

Due from banks			758	33,127	33,884	28,759

Loans	157,265	129,701	8,430		295,395	274,278

Financial assets designated at fair value		6,484	29	5,290	11,803	5,649

Off-balance sheet	2,905	40,003	1,057	1,623	45,589	45,008

Banking products	160,170	176,188	32,675	40,510	409,542	376,496

Derivatives	1,422	115,140	27,929	45,555	190,047	190,047

Securities financing	882	31,458	5,256	26,229	63,825	63,825
Traded products	2,304	146,598	33,185	71,784	253,872	253,872

Trading portfolio assets		11,301	21,168	448	32,916	32,848

Financial investments available-for-sale[2]	5	536	2,304	181	3,027	3,027

Accrued income and prepaid expenses	742	4,033	30	205	5,011	5,036

Other assets	1,795	5,356	265	3,280	10,696	10,668

Other products	2,542	21,226	23,767	4,114	51,650	51,579

Total regulatory gross credit exposure 31.12.08	165,016	344,012	89,627	116,408	715,064	681,947

1 Includes corporates and non-banks financial institutions.    2 Financial investments available-for-sale exclude equity positions.

Risk and treasury management
Basel II Pillar 3

The “Regulatory gross credit exposure by geographical region” table on the previous page provides a breakdown of UBS’s portfolio by major types of credit exposure according to classes of financial instruments and also by geographical regions. The latter distribution is based on the legal domicile of the customer.

The table “Regulatory gross credit exposure by counterparty type” on the previous page provides a breakdown of UBS’s portfolio by major types of credit exposure according to classes of financial instruments and also by counterparty type. The classification of counterparty type applied here is also used for the grouping of the balance sheet. Refer to the financial statements in this report for more information. The counterparty type is different from the Basel II defined exposure segments used in certain other tables in this section.
The “Regulatory gross credit exposure by residual contractual maturity” table on the next page provides a breakdown of UBS’s portfolio by major types of credit exposure according to classes of financial instruments and also by maturity. The latter distribution is based on the residual contractual tenor.
The “Regulatory gross credit exposure covered by guarantees and credit derivatives” table on the next page provides a breakdown of collateral information, showing exposures covered by guarantees and those covered by credit derivatives, according to Basel II defined exposure segments. These are defined as follows:
–	Corporates: consists of all exposures that do not fit into any of the other exposure segments below. Mostly, it includes private commercial entities such as corporations, partnerships or proprietorships, insurance companies, funds, exchanges and clearing houses.
–	Sovereigns (“Central governments and central banks” under Swiss and EU regulations): consists of exposures relating to sovereign states and their central banks, the Bank for International Settlement (BIS), the International
Monetary Fund (IMF), the European Union including the European Central Bank and eligible multilateral development banks (MDB).
–	Banks (“Institutions” under Swiss and EU regulations): consists of exposures towards banks, i. e. legal entities holding a banking license. It also includes those securities firms that are subject to supervisory and regulatory arrangements comparable to those applied to banks according to the Basel II Revised Framework, including, in particular, risk-based capital requirements. Basel II also defines this regulatory exposure segment such that it contains exposures to public sector entities with tax raising power or whose liabilities are fully guaranteed by a public entity.
–	Residential mortgages (“Claims secured on residential real estate” under Swiss and EU regulations): consists of residential mortgages, regardless of exposure size, if the obligor owns and occupies or rents out the mortgaged property.
–	Other retail: consists of exposures to small businesses, private clients and other retail customers without mortgage financing. Notably, this includes the lombard loan portfolio.
The collateral amounts in the table reflect the values used for determining regulatory capital. However, UBS has engaged in a substantial credit hedging program to reduce concentrated exposure to individual names or sectors or in specific portfolios, which is not fully reflected in the regulatory numbers in this section.
The “Derivation of regulatory net credit exposure” table on the next page provides a derivation of the regulatory net credit exposure from the regulatory gross credit exposure according to the advanced IRB approach and the Standardized approach. The table also provides a breakdown according to Basel II defined exposure segments.

Risk and treasury management

Regulatory gross credit exposure by residual contractual maturity
					Total	Total
					regulatory	regulatory
	Due in	Due over	Due over		gross credit	net credit
CHF million	1 year or less	1-5 years	5 years	Other[1]	exposure	exposure

Cash and balances with central banks				22,872	22,872	22,802

Due from banks	2,240	1,638	377	29,629	33,884	28,759

Loans	118,100	78,699	44,905	53,690	295,395	274,278

Financial assets designated at fair value	2,677	3,987	4,664	475	11,803	5,649

Off-balance sheet	10,541	32,112	1,859	1,077	45,589	45,008

Banking products	133,559	116,436	51,805	107,743	409,542	376,496

Derivatives	73,386	47,130	69,412	120	190,047	190,047

Securities financing	17,511	8	719	45,586	63,825	63,825

Traded products	90,897	47,138	70,131	45,706	253,872	253,872

Trading portfolio assets	21,051	7,891	3,043	931	32,916	32,848

Financial investments available-for-sale[2]	2,312	94	621		3,027	3,027

Accrued income and prepaid expenses				5,011	5,011	5,036

Other assets	85			10,611	10,696	10,668

Other products	23,448	7,985	3,664	16,553	51,650	51,579

Total regulatory gross credit exposure 31.12.08	247,904	171,558	125,600	170,001	715,064	681,947

1 Includes positions without an agreed residual contractual maturity, for example loans without a fixed term, on which notice of termination has not been given.  2 Financial investments available-for-sale exclude equity positions.

Regulatory gross credit exposure covered by guarantees and credit derivatives
	Total regulatory	Of which: exposure	Of which: exposure
	gross credit	covered by	covered by credit
CHF million	exposure	guarantees[1]	derivatives

Exposure segment

Corporates	338,370	3,373	28,156

Sovereigns	71,953	183	6

Banks	121,776	563	206

Residential mortgages	118,703	13

Other retail	64,262	169

Total regulatory gross credit exposure 31.12.08	715,064	4,302	28,368

1 Includes guarantees and stand-by-letters of credit provided by third-parties, mainly banks.

Derivation of regulatory net credit exposure
	Advanced IRB[1]	Standardized	Total
CHF million	approach	approach	31.12.08

Total regulatory gross credit exposure	618,333	96,731	715,064

Less: regulatory credit risk offsets and adjustments[2]	(26,226)	(6,891)	(33,116)

Total regulatory net credit exposure	592,107	89,841	681,947

Breakdown of the regulatory net credit exposure by exposure segment

Corporates	237,704	48,618	286,321

Sovereigns	45,270	24,818	70,089

Banks	130,493	11,979	142,473

Residential mortgages	116,539	2,001	118,540

Other retail	62,101	2,424	64,525

Total regulatory net credit exposure	592,107	89,841	681,947

1 Internal ratings-based.  2 Regulatory credit risk offsets and adjustments mainly include margin accounts for derivatives.

Risk and treasury management
Basel II Pillar 3

Advanced IRB approach
The upper part of the table “Advanced internal ratings-based approach: regulatory net credit exposure by UBS-internal rating” below provides a breakdown of the regulatory net credit exposure of UBS’s credit portfolio using the advanced IRB approach according to UBS-internal rating classes.

The middle part of the table “Advanced IRB approach: exposure-weighted average loss given default by UBS-internal rating” provides a breakdown of the net exposure-
weighted average loss given default for UBS’s credit portfolio exposures calculated using the advanced IRB approach, according to UBS-internal rating classes.
The lower part of the table “Advanced IRB approach: exposure-weighted average risk-weight by UBS-internal rating” provides a breakdown of the net exposure-weighted average risk-weight for UBS’s credit portfolio exposures calculated using the advanced IRB approach according to UBS-internal rating classes.

Advanced internal ratings-based approach: regulatory net credit exposure by UBS-internal rating
							Total
	UBS-internal rating						regulatory
	Investment grade			Sub-investment grade		Defaulted[1]	net credit
							exposure
CHF million	0/1	2/3	4/5	6–8	9–13		31.12.08

Regulatory net credit exposure-weighted average PD	0.011%	0.064%	0.269%	0.929%	5.376%		0.484%

Exposure segment

Corporates	19,978	102,563	47,706	43,562	17,694	6,202	237,704

Sovereigns	30,321	14,730	86	88	37	8	45,270

Banks	11,390	89,216	27,330	1,748	509	299	130,493

Residential mortgages	3	6,803	51,922	52,723	4,883	206	116,539

Other retail		47,797	7,039	4,529	1,807	928	62,101

Total 31.12.08	61,691	261,108	134,083	102,651	24,929	7,644	592,107

1 Values of defaulted derivative contracts are based on replacement values, including “add-ons” used in the calculation of regulatory capital.

Advanced internal ratings-based approach: exposure-weighted average loss given default by UBS-internal rating
	UBS-internal rating					Regulatory net credit exposure-weighted
	Investment grade			Sub-investment grade		average LGD[1] (%)
CHF million	0/1	2/3	4/5	6–8	9–13	31.12.08

Regulatory net credit exposure-weighted average LGD (%)

Corporates	24	33	42	34	32	35

Sovereigns	26	61	36	37	20	37

Banks	22	25	32	36	15	26

Residential mortgages	10	10	10	11	11	11

Other retail		15	22	13	15	16

Average 31.12.08	25	28	26	21	26	26

1 Loss given default.

Advanced internal ratings-based approach: exposure-weighted average risk-weight by UBS-internal rating
						Regulatory net credit
	UBS-internal rating					exposure-weighted
	Investment grade			Sub-investment grade		average risk-weight (%)
CHF million	0/1	2/3	4/5	6–8	9–13	31.12.08

Regulatory net credit exposure-weighted average risk-weight (%)

Corporates	11	14	53	61	108	39

Sovereigns	5	47	38	69	81	19

Banks	9	11	29	100	125	17

Residential mortgages	1	2	5	13	30	10

Other retail		3	15	16	30	8

Average 31.12.08	8	13	28	35	87	24

Risk and treasury management

Standardized approach
The standardized approach is generally applied where it is not possible – usually for technical reasons – to use the advanced IRB approach and/or where an exemption from the advanced IRB has been granted by FINMA. The standardized approach requires banks to use risk assessments prepared by External Credit Assessment Institutions (ECAI) or Export Credit Agencies to determine the risk weightings applied to rated counterparties.

ECAI risk assessments are used by UBS to determine the risk weightings for the following classes of exposure:
–	Central governments and central banks;
–	Regional governments and local authorities;
–	Multilateral development banks;
–	Institutions; and
–	Corporates.
UBS has selected three FINMA-recognized external credit assessment institutions for this purpose – Moody’s Investors Service, Standard and Poor’s Ratings Group and Fitch Group. The mapping of external ratings to the standardized approach risk weights is determined by FINMA and published on its website.
The “Regulatory gross and net credit exposure by risk weight under the standardized approach” table below provides a breakdown of the regulatory gross and net credit exposure by risk-weight for UBS’s credit portfolio exposures treated under the standardized approach, according to Basel II defined exposure segments.
The “Eligible financial collateral recognized under standardized approach” table below provides a breakdown of the financial collateral, which is eligible for recognition in the regulatory capital calculation under the standardized approach, according to Basel II defined exposure segments.

Regulatory gross and net credit exposure by risk weight under the standardized approach[1]
	Total exposure
CHF million	0%	>0%–35%	36%–75%	76%–100%	150%	31.12.08

Regulatory gross credit exposure

Corporates		6,538	671	44,840	1,602	53,651

Sovereigns	23,884	149	26	825	1	24,885

Banks		8,086	4,492	1,068	8	13,654

Residential mortgages			1,068	997		2,065

Other retail			2,476			2,476

Total 31.12.08	23,884	14,773	8,732	47,731	1,612	96,731

Regulatory net credit exposure[2]

Corporates		6,538	671	39,807	1,602	48,618

Sovereigns	23,884	149	26	758	1	24,818

Banks		7,478	3,425	1,068	8	11,979

Residential mortgages			1,004	997		2,001

Other retail			2,424			2,424

Total 31.12.08	23,884	14,165	7,550	42,630	1,611	89,841

1 The risk-weights are based on regulatory values or external ratings.  2 For traded products, the regulatory gross credit exposure is equal to the regulatory net credit exposure.

Eligible financial collateral recognized under standardized approach
		Eligible financial collateral
	Regulatory net credit exposure	recognized in capital
CHF million	under standardized approach	calculation[1]

Exposure segment

Corporates	48,618	8,911

Sovereigns	24,818	1,148

Banks	11,979	5,942

Residential mortgages	2,001	64

Other retail	2,424	648

Total 31.12.08	89,841	16,713

1 The eligible financial collateral reflects the impact of the application of regulatory haircuts. For traded products, it is the difference between the International Financial Reporting Standards’ reported values and the regulatory net credit exposure.

Risk and treasury management
Basel II Pillar 3

Impairment, default and credit loss
The “Impaired assets by geographical region” table below provides a breakdown of credit exposures arising from impaired assets and allowances/provisions by geographical region, based on the legal domicile of the customer. Impaired asset exposures include loans, off-balance sheet claims, securities financing transactions and derivative contracts.

The “Impaired assets by exposure segment” table on the next page shows a breakdown of credit exposures arising from impaired assets and allowances/provisions according to Basel II defined exposure segments. Impaired asset expo-
sures include loans, off-balance sheet claims, securities financing transactions, and derivative contracts.
The “Changes in allowances, provisions and specific credit valuation adjustments” table on the next page provides a breakdown of movements in the specific and collective allowances and provisions for impaired assets, including changes in the credit valuation allowance for derivatives.
The “Total credit loss at year-end 2008” table on the next page provides a breakdown of the credit loss amount charged against UBS’s income statement in 2008 according to Basel II defined exposure segments of the advanced IRB approach.

Impaired assets by geographical region
				Exposure net		Total
			Specific	of specific		allowances,
			allowances,	allowances,		provision and
			provisions and	provisions and	Collective	specific credit
	Regulatory gross		credit valuation	credit valuation	allowances and	valuation
CHF million	credit exposure	Impaired assets[1]	adjustments	adjustments	provisions	adjustments

Switzerland	208,777	1,534	(849)	684	(23)	(873)

Other Europe	184,294	2,334	(1,138)	1,196		(1,138)

North America[2]	257,654	10,053	(4,808)	5,245		(4,808)

Latin America	8,887	206	(56)	150		(56)

Asia/Pacific	48,037	1,387	(361)	1,027		(361)

Africa/Middle East	7,415	145	(41)	104		(41)

Total 31.12.08	715,064	15,658	(7,252)	8,406	(23)	(7,275)

1 Values of defaulted derivative contracts (CHF 6,048 million) are based on replacement values and do not include “add-ons” used in the calculation of regulatory capital.  2 North America includes the Caribbean.

Risk and treasury management

Impaired assets by exposure segment
					Total
					allowances,
			Specific		provisions
			allowances,		and specific
			provisions	Collective	credit
	Regulatory	Of which	and credit	allowances	valuation
	gross credit	impaired	valuation	and	adjust-
CHF million	exposure	assets[1]	adjustments	provisions[2]	ments[2]	Write-offs[3]

Corporates	338,370	13,855	(6,777)		(6,777)	(714)

Sovereigns	71,953	16	(12)		(12)	(2)

Banks	121,776	139	(20)		(20)	(122)

Residential mortgages	118,703	352	(103)		(103)

Other retail	64,262	1,296	(340)		(340)	(30)

Not allocated segment[4]				(23)	(23)

Total 31.12.08	715,064	15,658	(7,252)	(23)	(7,275)	(868)

1 Values of defaulted derivative contracts (CHF 6,048 million) are based on replacement values and do not include “add-ons” used in the calculation of regulatory capital.  2 Collective credit valuation adjustments of CHF 6.1 billion are partially included in the upper tier 2 capital and therefore not included in this table.  3 The write-offs refer to the period from 1 January 2008 to 31 December 2008.  4 Collective loan loss allowances and provisions are not allocated to individual counterparties and thus also not to exposure segments.

Changes in allowances, provisions and specific credit valuation adjustments
	Specific allowances		Total specific
	and provisions for	Specific credit	allowances,
	banking products	valuation	provisions and	Collective
	and securities	adjustments for	credit valuation	allowances and
CHF million	financing	derivatives	adjustments	provisions [2]	Total

Balance at the beginning of 2008	1,130	818	1,948	34	1,981

Write-offs	(868)		(868)		(868)

Recoveries (on written-off positions)	44		44		44

Increase/(decrease) in credit loss allowances, provisions and specific credit valuation adjustments[1]	3,006	4,550	7,556	(11)	7,545

Foreign currency translations and other adjustments	(42)	(825)	(867)		(867)

Transfers	(223)	(337)	(561)		(561)

Balance at year-end 2008	3,047	4,205	7,252	23	7,276

1 Total credit loss (credit loss expense and changes in specific credit valuation adjustments).  2 Collective credit valuation adjustments of CHF 6.1 billion are partially included in the upper tier 2 capital and therefore not included in this table.

Total credit loss at year-end 2008
		Specific credit valuation
		adjustmens for
CHF million	Credit loss expense	defaulted derivates	Total credit loss

Corporates[1]	2,564	4,117	6,681

Sovereigns

Banks	114	433	547

Residential mortgages	(1)		(1)

Other retail	342		342

Not specified[2]	(24)		(24)

Total	2,996	4,550	7,545

1 Includes credit losses from reclassified financial instruments, which amounted to CHF 1,329 million.  2 Includes collective loan loss allowances and provisions.

Risk and treasury management
Basel II Pillar 3

Other credit risk tables

The “Credit exposure of derivatives instruments” table below provides an overview of UBS’s credit exposures arising from derivatives. Exposures are provided based on the balance sheet carrying values of derivatives as well as regulatory net credit exposures. The net balance sheet credit exposure differs from the regulatory net credit exposures because of differences in valuation methods and the netting and collateral deductions used for accounting and regulatory capital purposes. Specifically, net current credit exposure is derived from gross positive replacement values, whereas regulatory net credit exposures is calculated using UBS internal credit valuation models.
The “Credit derivatives” table below provides an overview of UBS’s credit derivative portfolio by product group using notional values. The table also provides a breakdown of credit derivative positions used to risk manage UBS’s own credit portfolio (banking book for regulatory purposes) and those arising through intermediation activities (trading book for regulatory capital purposes).

Credit exposure of derivative instruments
CHF million	31.12.08

Gross positive replacement values	860,943

Netting benefits recognized[1]	(651,756)

Collateral held	(51,765)

Net current credit exposure	157,422

Regulatory net credit exposure (total counterparty credit risk)[2]	190,047

of which treated with internal models (effective expected positive exposure (EPE))[2]	164,707

of which treated with supervisory approaches (current exposure method)[2]	25,340

Breakdown of the collateral held

Cash collateral	46,967

Securities collateral and debt instruments collateral (excluding equity)	4,246

Equity instruments collateral	121

Other collateral	430

Total collateral held	51,765

1 Derivatives exposure based on accounting definition (consolidation scope for capital) measured as gross positive replacement values with netting benefits from negative replacement values with the same counterparty.  2 Derivatives exposure is defined as regulatory net credit risk exposure.

Credit derivatives
	Regulatory banking book			Regulatory trading book			Total
	Protection	Protection		Protection	Protection
Notional amounts, CHF million	bought	sold	Total	bought	sold	Total	31.12.08

Credit default swaps	26,297	1,030	27,326	2,120,407	1,469,723	3,590,130	3,617,457

Total return swaps		1,166	1,166	15,060	7,819	22,879	24,044

Total 31.12.08	26,297	2,196	28,492	2,135,468	1,477,542	3,613,009	3,641,502

1 Notional amounts of credit derivatives are based on accounting definitions and do not include any netting benefits. For capital underpinning of the counterparty credit risk of derivative positions, the effective expected positive exposure (or current exposure method) is taken.

Risk and treasury management

Investment positions

The “Equities disclosure for banking book positions” table below provides an overview of UBS equity investments held in the banking book for regulatory capital purposes. The calculation of equity investment exposure for financial accounting under IFRS differs from that required for regulatory capital purposes. The table illustrates these two measures of exposure as well as the key differences between them.

The IFRS view differs from the regulatory capital view primarily due to: (i) differences in the basis of valuation, that is IFRS is based on “fair value accounting” whereas the “lower of cost or market value” (LOCOM) and “cost less impairment”

is used for regulatory capital purposes; (ii) positions that may be treated under a different framework for regulatory capital purposes, for example tradable assets treated under Market Risk VaR; and (iii) differences in the scope of consolidation for IFRS, for example, special purpose entities consolidated for IFRS but not for regulatory capital purposes.

Also disclosed in the table are realized and unrealized gains and losses. There were no unrealized gains and losses that were not recognized either on the balance sheet or in the statement of income relating to “available for sale” investments designated at fair value. In addition there was no significant disparity between the share prices of investment positions held in publicly quoted entities and their fair value.

Equities disclosure for banking book positions
CHF million	Book value 31.12.08

Equity investments

Financial investments available-for-sale	1,681

Financial assets designated at fair value	1,079

Investments in associates	892

Total equity investments under IFRS	3,653

Realized gains and (losses), net	815

Unrealized gains and (losses), net	421

Consolidation scope adjustment	(80)

Capital view adjustments	405

Total equity exposure regulatory capital view under BIS	3,978

of which: to be risk weighted

publicly traded	1,423

privately held	1,681

of which: deducted from equity	874

Capital requirement

Total simple risk weight method	612

Unrealized gains included in tier 2	69

Risk and treasury management
Basel II Pillar 3

Securitization

Sources and control of risks resulting from
securitization structures

Historically UBS was involved in many aspects of the origination of securitization structures. This ranged from warehousing assets as principal and for clients, the creation of securitization vehicles, as well as underwriting, market-making and managing securitized assets. UBS retained securitization exposures in the form of senior or subordinated tranches (including first loss positions) and interest only strips. UBS also purchased third-party securitization positions as part of its trading activities. UBS has not, however, provided any material liquidity facilities for securitization structures and has not acted as a sponsor of securitization schemes to purchase exposures from third-party entities.
UBS significantly reduced its exposures to securitization related assets in 2008 through a combination of asset sales and writedowns. As announced in October 2008 and February 2009, UBS is repositioning its Investment Bank to focus primarily on client activities. As part of this repositioning, the Investment Bank will largely exit its real estate and securitization activities. Refer to the “Investment Bank” section of this report for more information. Remaining positions at 31 December 2008 that are treated under the securitization framework for regulatory capital purposes include the global reference-linked note programs. These positions are subject to appropriate portfolio limits and risk controls.
During 2008, UBS acquired student loan auction rate securities (ARS) from its provision of liquidity to these markets by submitting bids to ARS auctions and from its commitment to restore liquidity to client holdings of ARS. Refer to the “Exposure to auction rate securities” sidebar in the “Risk management and control” section of this report for more information. For regulatory capital purposes, exposures from these positions are also treated as securitizations and are subject to appropriate portfolio limits and risk controls.

Regulatory treatment of securitization

UBS generally treated exposures from securitization positions under market risk regulatory capital and any remaining securitization exposures that are still subject to this treatment do not form part of this disclosure. Exposures from the global reference-linked note programs and certain originated traditional securitizations were treated under the securitization approach for regulatory capital and are therefore included in this disclosure.
In first quarter 2008 certain securitization exposures relating to illiquid US real estate positions (specifically super se-
nior US RMBS CDOs, sub prime and Alt A RMBS, and related hedges) were excluded from internal management and regulatory VaR and were therefore no longer treated under market risk regulatory capital. Refer to “VaR developments in 2008” in the “Risk management and control” section of this report for more information. These positions are treated under the standardized approach as agreed with FINMA and are therefore not included in this disclosure.
UBS generally applies the Ratings Based Approach to securitization exposures in the banking book using Moody’s, Standard & Poor’s and Fitch’s Ratings for all securitization exposures. Unrated tranches for which no rating can be inferred are deducted from eligible capital. Under the Ratings Based Approach the amount of capital is capped at the capital requirement that would be assessed against the underlying assets had they not been securitized. On 31 December 2008 such exposures mainly included the student loan ARS positions (including purchase commitments) and the global reference-linked note programs.
Interest rate or foreign currency derivatives with securitization vehicles are treated under the advanced Internal Ratings Based approach.

Accounting Policies

For IFRS purposes, UBS treats originated securitized exposures as sales, i.e. they are derecognized from UBS’s balance sheet provided that specific derecognition criteria are met and UBS does not consolidate the transferee (as described in “Note 1 Summary of significant accounting policies” in the financial statements of this report). A gain or loss on sale is recognized when the exposures are derecognized. Derivatives used for synthetic securitizations are accounted for in line with the abovementioned note.
Securitization positions that are classified as trading assets for IFRS purposes are valued at fair value as described in “Note 27 Fair value of financial instruments” in the financial statements of this report. Securitization positions that have been redesignated from trading assets to loans and receivables are valued at cost less impairment as described in “Note 1 Summary of significant accounting policies” in the financial statements of this report.

Good practice guidelines

On 18 December 2008 the European Banking Federation, the London Investment Banking Association, the European Savings Banks Group and the European Association of Public Banks and Funding Agencies published the “Industry good practice guidelines on Pillar 3 disclosure requirement for securitization”. UBS is in compliance with material aspects of these guidelines.

Risk and treasury management

Securitization activity during 2008

The first table below shows exposures that have been securitized by UBS via a traditional securitization during the year. It also shows any gains or losses recognized on sales into these traditional securitization structures for regulatory capital purposes. The exposure values disclosed are based on the transaction date and were accounted for at fair value pre-securitization (the resulting gain or loss is not significant). UBS retained securitization positions for all traditional securitization made in 2008. No synthetic securitizations occurred during 2008.

Total outstanding exposures securitized –
synthetic securitizations

The second table below provides a breakdown of the inventory of the total outstanding exposures that have been secu-
ritized by UBS via synthetic securitizations prior to 2008 as part of its global reference linked note program. Historically, UBS retained securitization positions from its synthetic securitizations. The exposure values disclosed are calculated on the basis of their regulatory exposure value. Due to the transfer of assets to the SNB fund, however, UBS no longer holds securitization positions of all synthetic securitizations.

Amount of impaired/past due assets securitized –
synthetic securitizations

The third table below provides a breakdown of the inventory of outstanding impaired or past due exposures that have been securitized by UBS via a synthetic securitization. The exposure values are based on the amounts referenced in the transaction and are included into the below disclosure once a credit event has occurred.

Securitization activity during 2008 – traditional securitizations
	Amount of exposures	Recognized gain or loss
CHF million	securitized	on sale

For year ended	31.12.08	31.12.08

Residential mortgages	577	(13)

Commercial mortgages	964	13

Other	0	0

Total	1,541	0

Total outstanding exposures – synthetic securitizations
CHF million	Amount of exposures securitized

For year ended	31.12.08

Residential mortgages	433

Commercial mortgages	596

Other[1]	9,657

Total	10,686

1 Contains securitization structures comprising various exposure types, e.g. residential mortgages, commercial mortgages, credit card receivables and trading receivables.

Amount of impaired/past due assets securitized – synthetic securitizations
CHF million	Amount of exposures impaired/past due

For year ended	31.12.08

Residential mortgages	22

Commercial mortgages	0

Other	190

Total	212

Risk and treasury management
Basel II Pillar 3

Losses recognized on originated transactions in 2008

The table below provides a breakdown of losses recognized by UBS on securitization tranches purchased or retained that result from a securitization originated by UBS, after taking into account the offsetting effects of any credit protection that is an eligible risk mitigation instrument for the retained or repurchased tranche. UBS partially reports such exposures on a fair value and partially on a cost less impairment basis. These losses mainly include losses related to the global reference-linked note program.

Securitization exposures retained or purchased

The table below provides a breakdown of securitization exposures purchased or retained by UBS, irrespective of its role in the securitization transaction. The exposure values disclosed are calculated on the basis of their regulatory exposure value.

Capital charge for securitization exposures retained or purchased

The table below provides a breakdown of securitization exposures purchased or retained by UBS, irrespective of its role in the securitization transaction as well as a breakdown of the related capital requirement.

Losses recognized on originated transactions in 2008
CHF million	Amounts of losses recognized

For year ended	31.12.08

Residential mortgages	789

Commercial mortgages	153

Other	291

Total	1,233

Securitization exposures retained or purchased
Exposure type	Exposure amount
CHF million
For year ended	31.12.08

Residential mortgages	592

Commercial mortgages	583

Other[1]	33,960

Total	35,135

1 Contains securitization structures comprising various exposure types, for example, residential mortgages, commercial mortgages, credit card receivables and trading receivables. Includes also student loan auction rate securities positions (including purchase commitments).

Capital charge for securitization exposures retained or purchased
	Exposure amount	Capital charge
CHF million	31.12.08

> 0–20%	32,576	332

> 20–35%	464	13

> 35–50%	253	11

> 50–75%	321	19

> 75–100%	1,181	100

> 100–150%	–	–

> 150–250%	24	5

> 250–300%	–	–

> 300–350%	–	–

> 350–375%	–	–

> 375–400%	–	–

> 400–625%	10	4

> 625–1250%	–	13

Deducted from capital	306	306

Total	35,135	803

Corporate governance and compensation

Corporate governance and compensation

Information according to articles 663bbis and 663c (paragraph three)
of the Swiss Code of Obligations

Disclosures provided in line with the requirements of articles 663bbis and 663c (paragraph three) of the Swiss Code of Obligations’ “Supplementary disclosures for companies whose shares are listed on a stock exchange: compensations and participations” are also included in the audited financial statements of this report. This information is marked by a bar on the left-hand side throughout this section.

Corporate governance
–	UBS implemented new corporate governance guidelines in 2008, actively reinforcing a clear separation of the roles and responsibilities of the Board of Directors and its committees from those of the Group Executive Board

The dual-board structure achieves a clear
separation of power:

The Board of Directors (BoD) is responsible for the firm’s strategic direction as well as the monitoring and supervision of the business. All members are independent with the exception of its full-time Chairman. Dissolution of the Chairman’s Office in 2008 streamlined the management process, with its duties and responsibilities spread amongst existing and newly established committees.

The Group Executive Board is responsible for the executive management of the firm and must account to the BoD for the firm’s financial results. It is led by the Group Chief Executive Officer and supported by the newly established Executive Committee.

The following events strengthened UBS’s
leadership capacity during 2008:

The position of senior independent director was established to facilitate direct communication between shareholders and the BoD, as well as between BoD members and their Chairman.

The term of office for all BoD members was reduced to one year. This was approved at the annual general meeting held in April and is effective for all elections and re-elections held from 2008 onwards.

The firm believes that shareholder interests are
served by good corporate governance. At the
extraordinary general meetings (EGM) held in 2008,
shareholders approved the following:

On 27 February, shareholders approved the creation of a maximum of CHF 10,370,000 in authorized capital, allowing the distribution of a stock dividend. Shareholders also approved the creation of conditional capital allowing two financial investors to subscribe to an issue of CHF 13 billion of mandatory convertible notes (MCNs).

On 27 November, shareholders approved the creation of conditional share capital for the issuance of MCNs in the amount of CHF 6 billion to the Swiss Confederation.

Compensation, shareholdings and loans
–	UBS’s compensation principles for senior executives were extensively reviewed in 2008

–	New compensation principles are effective from 2009 onwards

Compensation for 2008

Total senior executive compensation decreased 77% in 2008.

No incentive award or discretionary stock options were granted to the Chairman and executive members of the Board of Directors nor to the members of the Group Executive Board in reflection of UBS’s negative financial performance for the year.

Compensation principles 2009

These will align compensation with the creation of sustainable shareholder returns through sound risk taking; promote a performance-driven culture with a long-term view to results and shareholder interests; and support the firm’s focused business strategy.

These principles include a “malus” system for cash awards as well as performance conditions for equity awards.

A non-binding vote on executive compensation will be held at the annual general meeting to be held in April 2009.

Compensation authorities

Compensation recommendations
Recipients	developed by	Approved by	Communicated by

Chairman of the BoD	Chairman of the HRCC [1]	HRCC	HRCC

Group CEO	Chairman of the BoD	HRCC	HRCC

Members of the GEB	Group CEO	HRCC	Group CEO

Independent BoD members (remuneration system and fees)	Chairman of the BoD/HRCC	BoD	Chairman of the BoD

 1 The human resources and compensation committee.

Corporate governance and compensation
Corporate governance

Corporate governance

The corporate governance principles of UBS are designed to lead the firm towards sustainable growth and protect the interests of its shareholders, as well as to create value for shareholders and stakeholders. UBS uses the term “corporate governance” to refer to the organizational structure and operational practices of its leadership and management.

UBS is subject to, and fully complies with, the following regulatory requirements regarding corporate governance: the SIX Swiss Exchange’s (SIX) “Directive on Information Relating to Corporate Governance”; the Swiss Code of Obligations (CO) articles 663bbis and 663c (paragraph three) regarding transparency of compensation paid to members of the Board of Directors (BoD) and senior management; and the standards established in the Swiss Code of Best Practice for Corporate Governance, including the appendix on executive compensation.

In addition, as UBS is listed on the New York Stock Exchange (NYSE) as a foreign listed company, the firm must meet all corporate governance standards applicable to foreign listed companies. UBS meets these standards, and additionally complies with the majority of NYSE standards for US domestic issuers.
This section of UBS’s annual report provides the information required by the following regulatory requirements:
–	The SIX “Directive on Information Relating to Corporate Governance”, with regard to: Group structure and shareholders; capital structure; BoD; Group Executive Board (GEB); compensation, shareholdings and loans; shareholders’ participation rights; change of control and defense measures; auditors and information policy.
–	Articles 663bbis and 663c (paragraph three) of the CO “Supplementary disclosures for companies whose shares are listed on a stock exchange: compensations and participations”, with regard to share and option ownership and loans.
–	The NYSE “Corporate Governance Listing Standards” with regard to foreign listed companies, independence of directors, BoD committees and differences from the NYSE standards applicable to US domestic issuers.
In addition to the regulatory requirements mentioned above, this section of the report also summarizes the regulatory and supervisory environment of UBS in its principal locations, and provides a list of all members of UBS’s senior leadership, including the vice chairmen of the business divisions. Updates have been made to the sections discussing the BoD, GEB and compensation, shareholdings and loans. These updates follow an overhaul of the “Organization Regulations of UBS AG” (“organization regulations”), which was conducted by the BoD following the annual general meeting, and the findings of the review of the executive governance structure conducted in late 2008.

Corporate governance and compensation

  Group structure and shareholders

UBS Group legal entity structure

Under Swiss company law, UBS is organized as a limited company, a corporation that has issued shares of common stock to investors. UBS AG is the parent company of the UBS Group (Group).
The legal entity structure of UBS is designed to support its businesses within an efficient legal, tax, regulatory and funding framework. Neither the business divisions of UBS nor its Corporate Center are separate legal entities: they primarily operate out of the parent bank, UBS AG, through its branches worldwide. This structure is designed to capitalize on the increased business opportunities and cost efficiencies offered by the use of a single legal platform and to enable the flexible and efficient use of capital. Where it is neither possible nor efficient to operate out of the parent bank, businesses operate through local subsidiaries. Instances of this are usually due to local legal, tax or regulatory rules or a result of additional legal entities joining the Group through acquisition.

Operational Group structure

On 31 December 2008, the operational structure of the Group comprised the Corporate Center and the three business divisions: Global Wealth Management & Business Banking, Global Asset Management and the Investment Bank. In this report, performance is reported according to this structure. However, on 10 February 2009, UBS announced that Global Wealth Management & Business Banking had been divided into two new business divisions: Wealth Management & Swiss Bank and Wealth Management Americas. Refer to the “Strategy and structure” section of this report for more information on the restructuring of the business divisions.

Listed and non-listed companies belonging to the Group (consolidated entities)

The Group includes a number of subsidiaries, none of which, however, are listed companies.
è	Refer to “Note 34 Significant subsidiaries and associates” in the financial statements of this report for details of significant operating subsidiary companies of the Group

Significant shareholders

Chase Nominees Ltd., London, acting in its capacity as a nominee for other investors, was registered with 7.19% of all shares issued on 31 December 2008, compared with 7.99% at year-end 2007 and 8.81% at year-end 2006.
DTC (Cede & Co.), New York, The Depository Trust Company, a US securities clearing organization, was registered as a shareholder for a large number of beneficial owners with 9.89% of all shares issued on 31 December 2008 (14.15% on 31 December 2007).
According to UBS’s “Regulation on the Registration of Shares”, voting rights of nominees are restricted to 5%, but clearing and settlement organizations are exempt from this restriction. On 31 December 2008, no other shareholder had reported holding 3% or more of all voting rights. Ownership of UBS shares is widely spread. The tables on the next page provide information about the distribution of UBS shareholders by category and geography. This information relates only to registered shareholders and cannot be assumed to be representative of the entire UBS investor base. Only shareholders registered in the share register as “shareholders with voting rights” are entitled to exercise voting rights.
Under the Swiss Stock Exchange Act, anyone holding shares in a company listed in Switzerland, or derivative rights related to shares of such a company, has to notify the company and the stock exchange if the holding attains, falls below or exceeds one of the following thresholds: 3, 5, 10, 15, 20, 25, 33 1/3, 50, or 66 2/3% of the voting rights, whether they are exercisable or not. The detailed disclosure requirements and the methodology for calculating the thresholds are defined in the “Ordinance of the Swiss Financial Market Supervisory Authority on Stock Exchanges and Securities Trading” (disclosure of shareholdings). In particular, the ordinance prohibits the netting of so-called acquisition positions (i.e. in particular shares, conversion rights and acquisition rights or obligations) with disposal positions (i.e. rights or obligations to sell). It further requires that each such position be calculated separately and reported as soon as it reaches a threshold.
In addition to the notification requirements according to Swiss law, as of 16 May 2008, shareholders of UBS also have notification obligations with regard to major shareholdings in shares of UBS under the German Securities Trading Act (Wertpapierhandelsgesetz, WpHG). These obligations arise due to the fact that UBS has chosen Germany as its home member state within the meaning of the European Union’s “Prospectus Directive”. The obligations came into force with the first filing of the listing application for the new shares created as a result of the stock dividend by UBS on SWX Europe, a regulated market in the EU. According to the WpHG, anyone whose shareholding in UBS attains, exceeds or falls below the thresholds of 3, 5, 10, 15, 20, 25, 30, 50 or 75% of the voting rights has to

Corporate governance and
compensation Corporate governance

notify, without undue delay, such change simultaneously to UBS and the German Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht; BaFin). The detailed disclosure requirements and the methodology for calculating the thresholds are defined in paragraphs 21 et seq. of the WpHG.

At year-end 2008, UBS held a stake of UBS registered shares corresponding to less than 3% of the total share capital of UBS AG. At the same time, UBS had disposal positions relating to 891,230,556 voting rights of UBS AG and these corresponded to 30.39% of the total voting rights of UBS AG. These con-

sisted mainly of 8.91% of voting rights attached to employee options, 9.22% of voting rights attached to the mandatory convertible notes issued by UBS in March 2008 and 11.23% of voting rights attached to the mandatory convertible notes issued by UBS in December 2008.

Cross shareholdings

UBS has no cross shareholdings in excess of a reciprocal 5% of capital or voting rights with any other company.

Distribution of UBS shares

On 31 December 2008	Shareholders registered			Shares registered
Number of shares registered	Number		%	Number		% of shares issued

1–100	39,458		11.6	2,279,778		0.1

101–1,000	200,945		59.1	89,228,454		3.0

1,001–10,000	92,559		27.2	242,151,755		8.2

10,001–100,000	6,280		1.9	145,370,413		5.0

100,001–1,000,000	500		0.2	148,881,546		5.1

1,000,001–5,000,000	99		0.0	200,105,606		6.8

5,000,001–29,325,805 (1%)	31		0.0	324,972,121		11.1

1–2%	1		0.0	38,551,136		1.3

2–3%	3		0.0	202,408,105		6.9

3–4%	0		0.0	0		0.0

4–5%	0		0.0	0		0.0

Over 5%	2	[1]	0.0	500,789,047		17.1

Total registered	339,878		100.0	1,894,737,961		64.6

Unregistered[2]				1,037,842,588		35.4

Total shares issued				2,932,580,549	[3]	100.0

1 On 31 December 2008, DTC (Cede & Co.), New York, the US securities clearing organization, was registered with 9.89% of all shares issued. Chase Nominees Ltd., London, was entered as a trustee/nominee holding 7.19% of all shares issued.  2 Shares not entered in the share register on 31 December 2008.  3 211,917,438 registered shares do not carry voting rights.

Shareholders: type and geographical distribution

	Shareholders		Shares
On 31 December 2008	Number	%	Number	%

Individual shareholders	330,226	97.1	460,037,591	15.7

Legal entities	9,063	2.7	433,384,170	14.8

Nominees, fiduciaries	589	0.2	1,001,316,200	34.1

Unregistered			1,037,842,588	35.4

Total	339,878	100.0	2,932,580,549	100.0

Switzerland	310,284	91.3	802,619,576	27.4

Europe	20,060	5.9	625,650,671	21.3

North America	2,505	0.7	400,179,323	13.6

Other countries	7,029	2.1	66,288,391	2.3

Unregistered			1,037,842,588	35.4

Total	339,878	100.0	2,932,580,549	100.0

Corporate governance and compensation

Capital structure

Capital

Under Swiss company law, shareholders must approve in a shareholders’ meeting any increase in the total number of issued shares, which may arise from an ordinary share capital increase or the creation of conditional or authorized capital. At year-end 2008, 2,932,580,549 shares were issued with a par value of CHF 0.10 each, leading to ordinary share capital of CHF 293,258,054.90 (including shares issued for the capital increase out of authorized and conditional capital in 2008).

Conditional share capital

At year-end 2008, conditional share capital of CHF 15,009,471.10 was available to settle employee option exercises, corresponding to a maximum of 150,094,711 shares.
Conditional capital was created in 2000 in connection with the acquisition of PaineWebber Group Inc. (PaineWebber) to cover option rights previously granted by PaineWebber to its employees. Additionally, at the annual general meeting (AGM) held in 2006, shareholders approved conditional capital in the amount of 150 million UBS shares to be used for employee option grants limited to a period of three years. Options under both plans are exercisable at any time between their vesting and the expiry date. Shareholders’ pre-emptive rights are excluded. In 2008, options with respect to 39,270 shares were exercised under the PaineWebber option plans, and 4,653 options expired without being exercised. No options were settled with conditional capital shares in 2008 under the UBS employee stock option plans.
At the extraordinary general meeting (EGM) held on 27 February 2008, UBS shareholders approved the creation of conditional capital through the issuance of 277,750,000 shares to satisfy the settlement in shares of CHF 13 billion in mandatory convertible notes (MCNs) with maturity 5 March 2010 placed with two financial investors.
At the 27 November 2008 EGM, UBS shareholders approved the creation of conditional capital through the issuance of 365,000,000 shares to satisfy the settlement in shares of CHF 6 billion in MCNs with maturity 9 June 2011 issued to the Swiss Confederation.

Authorized share capital

At the 27 February 2008 EGM, UBS shareholders approved the creation of authorized capital for a maximum amount of CHF 10,370,000 or 103,700,000 new shares (approximately 5% of the issued share capital at year-end 2007). A total of 98,698,754 new shares were issued on the basis of entitlements alloted. The authorized capital created was used to replace the cash dividend for the financial year 2007 with a stock dividend paid in 2008.

Changes of shareholders’ equity

According to International Financial Reporting Standards (IFRS), equity attributable to UBS shareholders amounted to CHF 32.8 billion on 31 December 2008.
è	Refer to the “Statement of changes in equity” in the financial statements of this report for more information on changes in shareholders’ equity over the last three years

Shares, participation and bonus certificates,
capital securities

UBS shares are issued in registered form, traded and settled as so-called global registered shares. Each registered share has a par value of CHF 0.10 and carries one vote. Voting rights may, however, only be exercised if the holder expressly declares that he or she acquired these shares in his or her own name and for his or her own account. Global registered shares provide direct and equal ownership for all shareholders, irrespective of the country and stock exchange in which they are traded. Refer to the “Shareholders’ participation rights” section of this report for more information.

On 31 December 2008, 1,682,820,523 shares carried voting rights, 211,917,438 shares were entered in the share register without voting rights, and 1,037,842,588 shares were not registered. All 2,932,580,549 shares were fully

Ordinary share capital

	Share capital	Number	Par value
	in CHF	of shares	in CHF

On 31 December 2007	207,354,734	2,073,547,344	0.10

Issue of shares for stock dividend	9,869,875	98,698,754	0.10

Issue of shares for capital increase (rights offering)	76,029,518	760,295,181	0.10

Issue of shares out of employee options exercised from conditional capital	3,927	39,270	0.10

On 31 December 2008	293,258,055	2,932,580,549	0.10

Corporate governance and compensation
Corporate governance

paid up and eligible for dividends. There are no preferential rights for shareholders.

UBS did not issue any participation certificates or bonus certificates in 2008.
In 2008, UBS Capital Securities (Jersey) Ltd. raised EUR 1 billion hybrid tier 1 capital in the form of preferred securities. Additionally, UBS increased an existing CHF 350 million subordinated bond issue maturing in 2017 by CHF 50 million. At year-end 2008, UBS had outstanding CHF 7,393 million in preferred securities, which count as hybrid tier 1 capital under regulatory rules. Outstanding tier 2 capital securities accounted for CHF 12,290 million in total capital on 31 December 2008.

Limitation on transferability and nominee registration

UBS does not apply any restrictions or limitations on the transferability of its shares. Shares registered in the share register with voting rights may be voted without any restrictions, according to the provisions of the “Articles of Association of UBS AG” (which require an express declaration of beneficial ownership).

UBS has special provisions for the registration of fiduciaries and nominees. Fiduciaries and nominees are entered in the share register with voting rights up to a total of 5% of all shares issued, if they agree to disclose, upon request from the firm, beneficial owners holding 0.3% or more of all UBS shares. An exception to the 5% rule exists for securities clearing organizations such as The Depository Trust Company in New York.

Convertible bonds and options

On 31 December 2008, there were 236 million employee options outstanding, of which 124 million were exercisable. UBS satisfies share delivery obligations under its option-based participation plans either by purchasing UBS shares in the market on grant date or shortly thereafter, or through the issuance of new shares out of conditional capital. At exercise, shares held in treasury or newly issued shares are delivered to the employee against receipt of the strike price. On 31 December 2008, UBS held approximately 48.9 million shares in treasury and an additional 150 million unissued shares in conditional share capital, which were available to be used for future employee option exercises. The shares available cover all vested (i.e. exercisable) employee options.

The Investment Bank, acting as liquidity provider to the equity futures market and as a market-maker in UBS shares and derivatives, issues derivatives linked to UBS stock. Most of these instruments are classified as cash-settled derivatives and are held for trading purposes only. To hedge the economic exposure, a limited number of UBS shares are held by the Investment Bank.
On 5 March 2008, UBS issued CHF 13 billion of MCNs as approved at the 27 February 2008 EGM. The notes were placed with two financial investors (Government of Singapore Investment Corporation and one other investor) and will pay a coupon of 9% until conversion into UBS shares, which must take place on or before a date two years after issuance. The MCNs contain market-standard provisions allowing for early conversion at the option of either UBS or the MCN holders. Early conversion is only possible from the date six months after issuance of the MCNs. The conversion of the MCNs is expected to increase the number of shares issued by 270,438,942, reflecting adjustments due to the ordinary capital increase approved by UBS shareholders at the 23 April 2008 AGM, subject to no further dilutive events occurring until conversion. The terms of the MCNs contain standard market provisions for the adjustment of the conversion price if any dilutive events occur between issuance and maturity, such as capital increases at a discount, dividends in cash or in specie in excess of CHF 2.05 per share per financial year, and similar events.
On 9 December 2008, in order to enable UBS to retain a strong tier 1 capital ratio after giving effect to the transaction with the Swiss National Bank, UBS issued CHF 6 billion of MCNs, following the 27 November 2008 EGM. The notes were placed with the Swiss Confederation and have a maturity date 30 months after the issue date (i.e. 9 June 2011). Until maturity of the MCNs, the holders will receive an annual coupon of 12.5% of their nominal value. The conversion of the MCNs is expected to increase the number of shares issued by 9.3%, depending on the development of the UBS share price and the absence of dilutive events (such as any dividend payments). The terms of the MCNs contain standard market provisions allowing for early conversion at the option of either UBS or MCN holders and for the adjustment of the conversion price if any dilutive events occur between issuance and maturity.
è	Refer to the discussion on shares and capital instruments in the “Treasury management” section of this report for more information on the MCNs

Corporate governance and compensation

Board of Directors

The Board of Directors (BoD) is ultimately responsible for the firm’s strategy and the supervision of its executive management. It also approves the financial statements for issue. Shareholders elect each member of the BoD, which in turn appoints its Chairman, at least one vice chairman and the members of its various committees.

Members of the Board of Directors

This section provides information on the composition of the BoD on 31 December 2008. It shows each member’s functions in UBS, nationality, year of initial appointment to the BoD and current term of office, professional history and education, date of birth and other activities and functions, such as mandates on boards of important corporations, organizations and foundations, permanent functions for important interest groups and official functions and political mandates.

At the annual general meeting (AGM) held on 23 April 2008, Peter R. Voser and Lawrence A. Weinbach were re-elected as their term of office expired. Marcel Ospel did not stand for re-election. Peter Kurer and David Sidwell were elected to their first term on the BoD, and Peter Kurer replaced Marcel Ospel as full-time Chairman of the BoD. Stephan Haeringer, Rolf Meyer, Peter Spuhler and Lawrence A. Weinbach tendered their resignations effective 2 October 2008. At the extraordinary general meeting (EGM) held on 2 October 2008, Sally Bott, Rainer-Marc Frey, Bruno Gehrig and William G. Parrett were elected to the BoD for the first time.

On 31 December 2008, with the exception of its executive Chairman, Peter Kurer, all members of the BoD were considered independent by the BoD.
As announced on 4 March 2009, Peter Kurer has decided not to stand for re-election at the AGM on 15 April 2009. The UBS BoD is nominating Kaspar Villiger as a candidate for the role of Chairman.

Peter Kurer

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Function(s) in UBS	Chairman of the Board of Directors (BoD) / chair of the corporate responsibility committee / chair of the strategy committee

Nationality	Swiss

Year of initial appointment	2008

Current term of office runs until	2009

Professional history, education and date of birth
 Peter Kurer was elected to the BoD at the annual general meeting (AGM) held in 2008 and thereafter appointed Chairman of the BoD. He chairs the corporate responsibility committee and the strategy committee. Mr. Kurer had served as Group General Counsel of UBS since 2001, when he joined the firm. He also served as a member of UBS’s Group Executive Board (GEB) from 2002 until his election to the BoD in April 2008. Between 1991 and 2001, Mr. Kurer was a partner at the law firm Homburger AG in Zurich. Between 1980 and 1990, he was with the Zurich office of Baker & McKenzie law firm, first as associate and later as partner. He was a law clerk at the District Court of Zurich from 1977 to 1979. Mr. Kurer graduated as doctor iuris from the University of Zurich and was admitted as attorney-at-law at the Zurich Bar. He holds an LL.M. from the University of Chicago. He was born on 28 June 1949.
Other activities and functions
 Mandates on boards of important corporations, organizations and foundations or interest groups:
 Peter Kurer is a member of the board of Avenir Suisse as well as a member of the visiting committee of the University of Chicago’s Law School. He is also a member of the board of trustees of a foundation which acts as an advisory board to the University of St. Gallen’s program for law and economics, and a member of the committee of continuing education, Executive School of Management, Technology and Law, University of St. Gallen.

Sergio Marchionne

Address	Fiat S.p.A.
Via Nizza 250
I-10126 Turin

Function(s) in UBS	Independent vice chairman and senior independent director / member of the governance and nominating committee/member of the strategy committee

Nationality	Canadian and Italian

Year of initial appointment	2007

Current term of office runs until	2010

Professional history, education and date of birth
 Sergio Marchionne serves as Chief Executive Officer (CEO) of Fiat S.p.A., Turin, and Fiat Group Automobiles. Mr. Marchionne began his professional career in 1983 as a chartered accountant and tax specialist for Deloitte & Touche in Canada. Two years later, he became Group controller and then director of corporate development at Lawson Mardon Group of Toronto. In 1989 and 1990, he served as executive vice president of Glenex Industries. In the following two years Mr. Marchionne acted as vice president of finance and Chief Financial Officer (CFO) at Acklands Ltd. He returned to Lawson Mardon Group in 1992 as vice president of legal and corporate development and CFO. The company was acquired by Alusuisse Lonza in 1994. After the acquisition, having become CEO in 1996, he held various positions of increasing responsibility until 2000. Upon completion of the merger of Alusuisse with Alcan, he acted as CEO and Chairman of the spin-off Lonza Group Ltd. until 2002. In 2002, Mr. Marchionne was appointed CEO of the Société Générale de Surveillance (SGS) Group of Geneva. He has been a member of the supervisory board of Fiat S.p.A. since 2003 and has served as CEO of the company since June 2004. Mr. Marchionne studied philosophy at the University of Toronto (Canada), business at the University of Windsor (Canada) and law at Osgoode Hall Law School in Toronto (Canada) and is a lawyer and chartered accountant. He was born on 17 June 1952.

Other activities and functions
 Mandates on boards of important corporations, organizations and foundations or interest groups:
 Sergio Marchionne is Chairman of SGS and a member of the BoD of Philip Morris International Inc., New York. He is also a member of Acea (European Automobile Manufacturers Association) and Chairman of CNH Case New Holland Global N.V.

Corporate governance and compensation
Corporate governance

Ernesto Bertarelli

Address	Bemido SA
Avenue Giuseppe-
Motta 31–33
PO Box 145
CH-1211 Geneva 20

Function(s) in UBS	Member of the governance and nominating committee / member of the human resources and compensation committee

Nationality	Swiss

Year of initial appointment	2002

Current term of office runs until	2009

Professional history, education and date of birth
 Ernesto Bertarelli was CEO of Serono International SA, Geneva, between 1996 and 2007. The company was sold to Merck KGaA, Germany, on 5 January 2007. He started his career with Serono in 1985 and held several positions in sales and marketing. Prior to his appointment as CEO, he served for five years as deputy CEO. Mr. Bertarelli was also the vice chairman of the BoD of Serono SA, Coinsins (Switzerland) and the Chairman of SeroMer Biotech SA, Chéserex (Switzerland), until 5 January 2007. Mr. Bertarelli holds a Bachelor of Science from Babson College, Boston and an MBA from Harvard University. He was born on 22 September 1965.

Other activities and functions
 Mandates on boards of important corporations, organizations and foundations or interest groups:
 Ernesto Bertarelli is Chairman of Team Alinghi SA (winner of the America’s Cup 2003 and 2007), Ecublens (Switzerland), and of Alinghi Holdings Ltd. Jersey. He is the Chairman of Kedge Capital Partners Ltd., Jersey and of Kedge Capital Holdings (Jersey) Ltd., Switzerland. He was awarded two extraordinary national honors: the Légion d’honneur by President Chirac of France, and the Cavaliere di Gran Croce by Carlo Azeglio Ciampi, former President of the Italian Republic. He is a member of the strategic advisory board of Ecole Polytechnique Fédérale de Lausanne (EPFL) and holds various board mandates in professional organizations of the biotech and pharmaceutical industries.

Sally Bott

Address	BP p.l.c.
1 St. James's Square
GB-London SW1Y 4PD

Function(s) in UBS	Member of the human resources and compensation committee / member of the corporate responsibility committee

Nationality	American (US)

Year of initial appointment	2008

Current term of office runs until	2009

Professional history, education and date of birth
 Sally Bott serves as Group HR Director of BP plc, which she joined in early 2005, and is a member of its Group Executive Committee. Ms. Bott spent most of her career in financial services. Between 2000 and 2005, she was a Managing Director at Marsh & McLennan, a US-based global risk and insurance services business, and head of global HR for Marsh, Inc. She was at Barclays Bank from 1994 to 2000, first as BZW HR director and then Group HR director from 1997 to 2000. In 1970, she joined Citibank out of college as a research analyst in the economics department. She was credit trained and in the Finance Function. She joined HR in 1978 and worked as a HR director in most of the wholesale bank and investment banking businesses during the next 15 years. She was the Global HR Director of the wholesale bank from 1990 to 1993. Ms. Bott has a BS in economics from Manhattanville College, USA. She was born on 11 November 1949.

Other activities and functions
 Mandates on boards of important corporations, organizations and foundations or interest groups:
 Sally Bott is a member of the board of the Royal College of Music in London and the Carter Burden Center for the Aged in NYC.

Rainer-Marc Frey

Address	Horizon21
Poststrasse 4
CH-8808 Pfaeffikon

Function(s) in UBS	Member of the risk committee / member of the strategy committee

Nationality	Swiss

Year of initial appointment	2008

Current term of office runs until	2009

Professional history, education and date of birth
 Rainer-Marc Frey is the founder and Chairman of Horizon21, an investment management company which takes long-term investment views on various megatrends in the investment management industry. In 1992, he founded RMF Investment Group (RMF), one of the first hedge fund groups in Europe, and became CEO. RMF was acquired by Man Group Plc in 2002. Between 2002 and 2004, he held a number of senior roles within Man Group Plc and was the largest individual shareholder. From 1989 to 1992, prior to founding RMF, Mr. Frey served as a director at Salomon Brothers Inc. in Zurich, Frankfurt and London, where he was involved mainly with equity derivatives. Between 1987 and 1989, he worked for Merrill Lynch Inc. covering equity, fixed income and swaps markets. He holds a degree in economics from the University of St. Gallen. Mr. Frey was born on 10 January 1963.

Other activities and functions
 Mandates on boards of important corporations, organizations and foundations or interest groups:
 Rainer-Marc Frey is a member of the BoD of DKSH Group, Zurich, and a member of the advisory board of Invision Private Equity AG, Zug. He is a member of the BoD of the Frey Charitable Foundation, Freienbach.

Bruno Gehrig

Address	Swiss Life
General-Guisan-Quai 40
Postfach
CH-8022 Zurich

Function(s) in UBS	Member of the audit committee

Nationality	Swiss

Year of initial appointment	2008

Current term of office runs until	2009

Professional history, education and date of birth
 Bruno Gehrig has been Chairman of Swiss Life Holding since 2003 and will resign on 7 May 2009 from this position. Between 1996 and 2003, he served at the Swiss National Bank, starting as a member of the governing board and becoming vice chairman in 2000. From 1992 to 1996, he was a professor of banking and finance at the University of St. Gallen and concurrently served as a member of the Swiss Federal Banking Commission (FINMA since 1 January 2009). Between 1989 and 1991, he held the position of CEO at Cantrade Private Banking Group. Mr. Gehrig worked for the former Union Bank of Switzerland (UBS) between 1981 and 1989, where he started as chief economist before assuming responsibility for securities sales and trading. He studied economics at the University of Berne, where he also did his PhD studies. He completed postgraduate studies at the University of Rochester, New York. He was assistant professor at the University of Berne and received his Dr. h.c. from the University of Rochester, New York. Mr. Gehrig was born on 26 December 1946.

Other activities and functions
 Mandates on boards of important corporations, organizations and foundations or interest groups:
 Bruno Gehrig is the vice chairman of the BoD of Roche Holding AG, Basel, and the Chairman of the Swiss Air Transport Foundation, Zug.

Corporate governance and compensation

Gabrielle Kaufmann-Kohler

Address	Lévy Kaufmann-Kohler
3-5, rue du
Conseil-Général
CH-1205 Geneva

Function(s) in UBS	Chair of the governance and nominating committee / member of the corporate responsibility committee

Nationality	Swiss

Year of initial appointment	2006

Current term of office runs until	2009

Professional history, education and date of birth
 Gabrielle Kaufmann-Kohler has been arbitrator and partner with Lévy Kaufmann-Kohler since 1 January 2008, and a professor of private international law, including international arbitration, at the University of Geneva Law School since 1997. Between 1996 and 2007, she worked as a practicing attorney at the Schellenberg Wittmer law firm, Geneva, where she was a partner. Ms. Kaufmann-Kohler was adjunct professor for private international law at the University of Geneva Law School from 1993 to 1996. From 1985 to 1995, she was with Baker & McKenzie law firm, first as associate and then as partner. She is a member of the Geneva Bar (since 1976) and of the New York State Bar (since 1981) and is known worldwide for her expertise in international arbitration. In 1980, she worked for the UBS New York Branch as a legal advisor. Ms. Kaufmann-Kohler completed her legal studies at the University of Geneva in 1977 and received her doctorate from the University of Basel in 1979. She was born on 3 November 1952.

Other activities and functions
 Mandates on boards of important corporations, organizations and foundations or interest groups:
 Gabrielle Kaufmann-Kohler is a member of the board of the American Arbitration Association.

Helmut Panke

Address	BMW AG
Petuelring 130
D-80788 Munich

Function(s) in UBS	Member of the human resources and compensation committee / member of the risk committee

Nationality	German

Year of initial appointment	2004

Current term of office runs until	2010

Professional history, education and date of birth
 Between 2002 and 2006, Helmut Panke was Chairman of the board of management of BMW AG, Munich. In 1982, he joined as head of planning and controlling in the research and development division. He subsequently assumed management functions in corporate planning, organization and corporate strategy. Before his appointment as Chairman, he was a member of BMW’s board of management from 1996. Between 1993 and 1996, he was Chairman and CEO of BMW Holding Corporation in the US. Mr. Panke graduated from the University of Munich with a PhD in physics and was assigned to the University of Munich and the Swiss Institute for Nuclear Research before joining McKinsey & Co in Dusseldorf and Munich as a consultant. He was born on 31 August 1946.

Other activities and functions
 Mandates on boards of important corporations, organizations and foundations or interest groups:
 Helmut Panke is a member of the BoD of Microsoft Corporation, Redmond, WA (USA) and is also a member of the supervisory board of Bayer AG (Germany). He is a member of the BoD of the American Chamber of Commerce in Germany and a member of the international advisory board for Dubai International Capital’s “Global Strategic Equities Fund”.

William G. Parrett

Address	433 Country Club Rd. W.
New Canaan,
Ct. 06840 USA

Function(s) in UBS	Member of the audit committee

Nationality	American (US)

Year of initial appointment	2008

Current term of office runs until	2009

Professional history, education and date of birth
 William G. Parrett served his entire career with Deloitte Touche Tohmatsu, a global organization of member firms that operates with 160,000 people in nearly 140 countries. He was CEO from 2003 until his retirement in 2007. Between 1999 and 2003, he was a managing partner of Deloitte & Touche USA LLP and served on Deloitte’s Global Executive Committee. Mr. Parrett founded the US National Financial Services Industry Group (1995) and the Global Financial Services Industry Group (1997) of Deloitte, both of which he led as Chairman. In his 40 years of experience in professional services, Mr. Parrett served public, private, governmental, and state-owned clients worldwide in order to help Deloitte achieve superior financial performance and growth. Mr. Parrett has a Bachelors degree in accounting from St. Francis College, New York, and is a certified public accountant. He was born on 4 June 1945.

Other activities and functions
 Mandates on boards of important corporations, organizations and foundations or interest groups:
 William Parrett is an independent director of Eastman Kodak Co., Blackstone Group LP, and Thermo Fisher Scientific Inc., USA. He is also the Chairman of the BoD of the United States Council for International Business and of United Way of America, a member of the board of trustees of Carnegie Hall, and a member of the Executive Committee of the International Chamber of Commerce.

David Sidwell

Address	Apartment 26-O
25 Central Park West
New York
N.Y. 10023 USA

Function(s) in UBS	Chair of the risk committee / member of the corporate responsibility committee

Nationality	American (US) and British

Year of initial appointment	2008

Current term of office runs until	2009

Professional history, education and date of birth
 David Sidwell was executive vice president and CFO of Morgan Stanley in New York between March 2004 and October 2007. Before joining Morgan Stanley he was with JPMorgan Chase & Co. He joined JPMorgan Chase & Co. in 1984 in New York where he held a number of different positions during his 20 years of service, including controller and CFO of the Investment Bank. Prior to this he was with PricewaterhouseCoopers LLP in both London and New York. Mr. Sidwell graduated from Cambridge University in England and is a chartered accountant qualifying in the Institute of Chartered Accountants in England and Wales. He was born on 28 March 1953.

Other activities and functions
 Mandates on boards of important corporations, organizations and foundations or interest groups:
 David Sidwell is a director of the Federal National Mortgage Association Fannie Mae. He is a trustee of the International Accounting Standards Committee Foundation, London and the Chairman of the BoD of Village Care of New York, a not-for-profit organization, as well as director of the National Council on Aging.

Corporate governance and compensation
Corporate governance

Peter R. Voser

Address	Royal Dutch Shell plc
2501 AN NL-The Hague

Function(s) in UBS	Chair of the audit committee / member of the strategy committee

Nationality	Swiss

Year of initial appointment	2005

Current term of office runs until	2009

Professional history, education and date of birth
 Peter R. Voser has been CFO and an executive BoD member of Royal Dutch Shell plc in London since 2004. Between 2002 and 2004, he was CFO of Asea Brown Boveri (ABB) in Switzerland. Between 1982 and 2002, he worked for the Royal Dutch / Shell Group, holding various assignments in Switzerland, the UK, Argentina and Chile. Mr. Voser graduated from the University of Applied Sciences, Zurich. He was born on 29 August 1958.

Other activities and functions
 Mandates on boards of important corporations, organizations and foundations or interest groups:
 Mr. Voser is a member of the BoD of the Swiss Federal Auditor Oversight Authority.

Joerg Wolle

Address	DKSH Holding AG
Wiesenstrasse 8
CH-8034 Zurich

Function(s) in UBS	Chair of the human resources and compensation committee / member of the governance and nominating committee

Nationality	German and Swiss

Year of initial appointment	2006

Current term of office runs until	2009

Professional history, education and date of birth
 Joerg Wolle has been president and CEO of DKSH Holding Ltd. since 2002. From 2000 until the merger with Diethelm Keller in 2002, he was president and CEO of SiberHegner Holding AG. He completed his studies in engineering in 1983 and received his doctorate in 1987 from the Technical University of Chemnitz in Germany. Mr. Wolle was born on 19 April 1957.

Other activities and functions
 Mandates on boards of important corporations, organizations and foundations or interest groups:
 Joerg Wolle is a member of the BoD of Diethelm Keller Holding Ltd., Zurich. He is also the Chairman of the BoD of BURU Holding Ltd., Cham, and a member of the BoD of OAV (German Asia-Pacific Business Association), Hamburg.

Elections and terms of office

In accordance with the new article 19 (paragraph one) of the “Articles of Association of UBS AG” approved at the 23 April 2008 AGM, all BoD members are to be elected on an individual basis for a one-year term of office. As a result, by 2010 at the latest, shareholders must confirm the entire membership of the BoD on a yearly basis at the AGM.

BoD members are normally expected to serve for a minimum of three years. No BoD member can continue to serve beyond the AGM held in the calendar year following his or her sixty-fifth birthday. The BoD may, in exceptional circumstances, propose to the AGM that a BoD member be re-elected despite having reached this age limit. However, no BoD member may hold office beyond the age of 70.
The boxes on the previous pages list the following for all BoD members: year of first appointment to the BoD and the expiry of their current mandate.

Organizational principles

The BoD has ultimate responsibility for the mid- and long-term strategic direction of the UBS Group (Group), for appointments and dismissals at top management level and for the definition of the firm’s risk principles and risk capacity.

Organizational structure

Following each AGM, the BoD meets to elect or appoint its Chairman, one or more vice chairmen, the senior independent director and the members and chairs of its committees. The BoD appoints a company secretary who acts as secretary to the BoD and its committees.

There were significant changes to the organizational structure of the BoD in 2008, including the dissolution of the Chairman’s Office as of 1 July 2008, which was composed of the Chairman and the vice chairman / vice chairmen. The duties and responsibilities of the former Chairman’s Office were allocated to a number of BoD committees, including the new risk committee and the new strategy committee. In addition, the duties and responsibilities of the governance and nominating committee (formerly the nominating committee) and the human resources and compensation committee (formerly the compensation committee) have been expanded. The duties and responsibilities of the committees of the BoD are described below. Moreover, the position of a senior independent director has been established and is currently held by Sergio Marchionne, in addition to his role as the firm’s vice chairman.
According to the Articles of Association, the BoD meets as often as business requires, but at least six times a year. A

Corporate governance and compensation

total of 47 meetings were held in 2008, of which 17 included Group Executive Board (GEB) members, 26 were without GEB participation, and four were independent BoD meetings held without the presence of its Chairman. On average, 91% of BoD members were present at BoD meetings and 83% at the BoD meetings without GEB participation.

Each committee chair provides the BoD with regular updates on the current activities of his or her committee and on important committee issues.
At least once per year, the BoD reviews its own performance as well as the performance of each of its committees. This review is based on an assessment conducted by the governance and nominating committee and seeks to determine whether the BoD and its committees are functioning effectively and efficiently.

The BoD is organized as follows:

Chairman’s Office

UBS had a Chairman’s Office until 30 June 2008. Since then, the duties and responsibilities of the dissolved Chairman’s Office have been allocated to a number of BoD committees.

Audit committee

The audit committee comprises at least three independent BoD members, with all members having been determined by the BoD as being fully independent and financially literate. Peter R. Voser, the committee’s chair, as well as the other two members, have accounting and financial management expertise and are “financial experts” according to the rules established by the US Sarbanes-Oxley Act of 2002.
The committee operates under the audit committee charter, as described in the “Organization Regulations of UBS AG” (organization regulations) and its annexes. The committee does not itself perform audits, but supervises the work of the auditors. Its primary responsibility is to assist the BoD in: (i) monitoring the integrity of the financial statements of UBS and compliance with legal and regulatory requirements; and (ii) reviewing the organization and efficiency of internal controls and financial reporting processes. On behalf of the BoD, the committee monitors the qualification, independence and performance of UBS’s external auditors and their lead partners. It prepares proposals for the BoD regarding the appointment or removal of UBS’s external auditors. The BoD then submits these proposals to the AGM.
The committee also reviews the financial statements of UBS and UBS Group, and makes proposals as to whether the annual financial statements of UBS and UBS Group should be submitted to the AGM for approval.
On 31 December 2008, Peter R. Voser chaired the committee with Bruno Gehrig and William G. Parrett as its additional members. The committee met six times in 2008, with the head of Group Internal Audit, the representatives of the external auditors, the Group Chief Financial Officer (CFO), the head of

Group Controlling and Accounting and the head of Group Accounting Policy participating. The six meetings included regular separate sessions with these representatives. In addition, the Group General Counsel attended one meeting. A special session was organized with the Group CFO to discuss the annual financial results. Participation at the meetings averaged 94% and all were held with external auditors present.

The committee reports back to the BoD about its discussions with UBS’s external auditors. Once per year, the lead partners take part in a BoD meeting, presenting the long-form report of UBS’s external auditors, as required by the Swiss Financial Market Supervisory Authority (until 31 December 2008, Swiss Federal Banking Commission).

Corporate responsibility committee

The corporate responsibility committee supports the BoD in fulfilling its duty to safeguard and advance the Group’s reputation for responsible corporate conduct and to assess developments in stakeholder expectations and their possible consequences for UBS. The committee comprises at least three BoD members and, on 31 December 2008, Peter Kurer chaired the committee with Sally Bott, Gabrielle Kaufmann-Kohler and David Sidwell as its additional members. The committee is advised and supported by a number of senior business representatives. The committee met twice in 2008, with an average participation of 63%.
è	Refer to the “Corporate responsibility” section of this report for more information on corporate responsibility

Governance and nominating committee

The governance and nominating committee supports the BoD in fulfilling its duty to establish best practices in corporate governance across the Group, to conduct a self-assessment of the full BoD, in consultation with the Chairman of the BoD, to establish and maintain a process for appointing new BoD members and to manage the succession of the Group Chief Executive Officer (Group CEO). The committee comprises at least three independent BoD members and, on 31 December 2008, Gabrielle Kaufmann-Kohler chaired the committee with Ernesto Bertarelli, Sergio Marchionne and Joerg Wolle as its additional members. In 2008, 14 meetings were held with an average participation of 95%. Of these 14 meetings, eight were held with external advisors.

Human resources and compensation committee

The human resources and compensation committee has the following functions: (i) to support the BoD in fulfilling its duty to set guidelines on compensation and benefits; (ii) to approve the total individual compensation for the Chairman of the BoD, the non-independent BoD members and the GEB members; (iii) together with the Chairman of the BoD, to provide the BoD with a proposal for total individual compensation for the independent BoD members; and (iv) to scrutinize the performance of the executives and supervise

Corporate governance and compensation
Corporate governance

and approve the succession planning for all executives (other than the Group CEO). The human resources and compensation committee also reviews the compensation disclosure included in this report. The committee operates under the human resources and compensation committee charter, as described in the organization regulations and its annexes.

The Group CEO must provide this committee with an annual report on the effectiveness of UBS’s human resources polices and suggest modifications and supply regular updates regarding the results of employee and executive surveys and leadership processes.
The committee comprises at least three independent BoD members and, on 31 December 2008, Joerg Wolle chaired the committee with Sally Bott, Helmut Panke and Ernesto Bertarelli as its additional members. Eight meetings were held in 2008, with an average participation of 93%. Of those meetings, four were held with external advisors.
è	Refer to the “Compensation, shareholdings and loans” section of this report for more information on the BoD human resources and compensation committee’s decision-making procedures

Risk committee

The risk committee became effective on 1 July 2008 and took over many responsibilities of the former Chairman’s Office. The function of the committee is to support the BoD in fulfilling its duty to supervise and to set appropriate risk management and control principles in the areas of: (i) risk management and control, including credit, market and operational risk; (ii) treasury and capital management, including funding and liquidity; and (iii) balance sheet management, including in each case any consequent reputational risk. For these purposes, the committee will receive all relevant information from the GEB. The Group CEO, the Group CFO, the Group CRO and the Executive Committee are responsible for assessing and managing the risks of the Group and are ultimately accountable to the BoD with regard to their activities.
The committee comprises at least three independent BoD members and, on 31 December 2008, David Sidwell chaired the committee with Rainer-Marc Frey and Helmut Panke as its additional members. The committee has met eight times since its formation on 1 July 2008, with an average participation of 87%. Three of these meetings were held with external advisors. A special session was held with the Governing Board of the Swiss National Bank, and will continue to be held on an annual basis.

Strategy committee

The strategy committee became effective on 1 July 2008. The functions of the strategy committee are: (i) to work with the Group CEO to initiate, at least once per year, a review of the firm’s strategy and its implementation by the GEB, with a view to submitting presentations to the BoD to facilitate its decisions on the Group’s strategy; (ii) to monitor the implementation of the Group’s current strategy and report results to the BoD; (iii) to consider, in conjunction with the risk committee, the Group’s strategy to deal with anticipated or existing high-level risks; and (iv) to validate the Group’s current strategy with external experts where the committee considers such external advice to be appropriate.

The committee comprises at least three independent BoD members and, on 31 December 2008, Peter Kurer chaired the committee with Rainer-Marc Frey, Sergio Marchionne and Peter R. Voser as its additional members. All members were present at the six committee meetings held in 2008, with one meeting held as a strategy seminar and external advisors present at two.

Roles and responsibilities of the Chairman of the Board of Directors

Peter Kurer, the Chairman, has entered into a full-time employment contract with UBS in connection with his service on the BoD and is entitled to receive pension benefits upon retirement. He assumes clearly defined management responsibilities.

The Chairman takes a leading role in mid- and long-term strategic planning, the selection and supervision of the Group CEO and the GEB members, mid-term succession planning and developing and shaping compensation principles. In addition, the Chairman actively supports major client and transaction initiatives.
As leader of the BoD, the Chairman is responsible for ensuring that the BoD is effective and correctly balances its focus between its strategic and supervisory functions. In addition, the Chairman presides over the AGMs and EGMs and works with the committee chairs to coordinate the work of all committees. Together with the Group CEO, the Chairman is responsible for ensuring effective communication with shareholders and other stakeholders, including government officials and regulators. This is in addition to establishing and maintaining a close working relationship with the Group CEO and the other GEB members, providing advice and support while respecting the fact that day-to-day management responsibility is delegated to the GEB.

Roles and responsibilities of the senior independent director

At least once per year, the senior independent director organizes and leads a meeting of the independent BoD members without the presence of the Chairman. The senior independent director reports to the Chairman of the BoD on the evaluation of the Chairman’s performance. The senior independent director acts as a contact point for shareholders wishing to engage in discussions with an independent BoD member.

Corporate governance and compensation

Important business connections of independent members of the Board of Directors with UBS

UBS, as a global financial services provider and a major bank in Switzerland, has business relationships with many large companies including those in which UBS BoD members assume management or independent board responsibilities. The nature of the relationships between UBS and companies whose chair or chief executive is a member of UBS’s BoD is not considered to compromise the BoD members’ capacity for independent judgment. Furthermore, no independent BoD member has personal business relationships with UBS that could compromise his or her independence.

All relationships and transactions with UBS BoD members and their affiliated companies are conducted in the ordinary course of business and are on the same terms as those prevailing at the time for comparable transactions with non-affiliated persons.

Checks and balances: Board of Directors and Group Executive Board

Effective 1 July 2008, the separation of responsibilities between the BoD and executive management has been clarified. The BoD has a clear strategy-setting responsibility and will supervise and monitor the business, whereas the GEB, headed by the Group CEO, has executive management responsibility. UBS operates under a strict dual board structure, as mandated by Swiss banking law. The functions of Chairman of the BoD and Group CEO are assigned to two different people, thus ensuring a separation of powers. This structure establishes checks and balances and preserves the institutional independence of the BoD from the day-to-day management of the firm, for which responsibility is delegated to the GEB under the leadership of the Group CEO. No member of one board may be a member of the other.

Supervision and control of executive management remains with the BoD. The authorities and responsibilities of the two bodies are governed by the “Articles of Association of UBS AG” and “Organization Regulations of UBS AG”, including the latter document’s “Annex B - Responsibilities and authorities”.
è	Refer to www.ubs.com/governance for more details on checks and balances for the BoD and GEB

Information and control instruments vis-à-vis the Group Executive Board

The BoD is kept informed of the activities of the GEB in various ways. The minutes of the GEB meetings are made available to the BoD members. At BoD meetings, the Group CEO and the GEB members regularly update the BoD on important issues.

At BoD meetings, BoD members may request from BoD or GEB members any information about any matters concerning UBS that they require to fulfill their duties. Outside meetings, BoD members may request information from other BoD members and GEB members, in which case such requests must be approved by the Chairman of the BoD.
Group Internal Audit monitors the compliance of business activities with legal and regulatory requirements and all internal regulations, policies and guidelines. This internal audit organization, which is independent from management, reports significant findings to the Chairman of the BoD, the risk committee and the audit committee.
For the first time in February 2008, UBS’s internal compliance function provided an annual compliance report to the BoD. This report is required by sections 109 and 112 of circular 08/24 of the Swiss Financial Market Supervisory Authority on the supervision and internal controls at banks.
è	Refer to the “Risk management and control” section of this report for more information

Corporate governance and compensation
Corporate governance

Group Executive Board

UBS operates under a strict dual board structure, as mandated by Swiss banking law. The management of the business is delegated by the Board of Directors (BoD) to the Group Executive Board (GEB).

Members of the Group Executive Board on
28 February 2009

The text in the boxes below provides information on the composition of the GEB on 28 February 2009. It shows each member’s function in UBS, nationality, year of initial appointment to the GEB, professional history and education, date of birth and other activities and functions, such as mandates on boards of important corporations, organizations and foundations, permanent functions for important interest groups as well as official functions and political mandates.

Changes in 2008
On 23 April 2008, Peter Kurer stepped down as Group General Counsel (Group GC) and was replaced by Markus U. Diethelm on 1 September 2008. In the meantime, David Aufhauser, Neil Stocks and Bernhard Schmid acted as interim co-General Counsels while Peter Kurer retained an overall supervisory role over the team of the three General Counsels. This was accepted by the Swiss Financial Market Supervisory Authority as a transitional arrangement.

On 1 September 2008, Marco Suter stepped down as Group Chief Financial Officer (Group CFO) and John Cryan replaced him as Group CFO.
On 4 November 2008, Joe Scoby stepped down as Group Chief Risk Officer (Group CRO) and Philip J. Lofts replaced him as Group CRO.
On 12 November 2008, Marten Hoekstra assumed the duties on an interim basis of Raoul Weil, Chairman and Chief Executive Officer (CEO) of Global Wealth Management & Business Banking, who relinquished his duties on that date. Currently Raoul Weil is a member of the GEB but does not hold a function.

Changes in 2009
Francesco Morra and Juerg Zeltner have been appointed as CEOs of Wealth Management & Swiss Bank and as CEO Switzerland and CEO Wealth Management Global, respectively. They assumed their roles on 10 February 2009 and became members of the GEB at this date. As CEO Switzerland, Francesco Morra will head the wealth management business for domestic Swiss wealth management and private clients. As CEO Wealth Management Global, Juerg Zeltner will lead all UBS domestic wealth management businesses outside of Switzerland and the Americas. Marten Hoekstra heads the business division Wealth Management Americas and no longer assumes the role of deputy Chairman and CEO of Global Wealth Management & Business Banking. Oswald J. Gruebel was named Group CEO on 26 February 2009, replacing Marcel Rohner who stepped down as Group CEO on that date.

Oswald J. Gruebel[1]		M
Professional history, education and date of birth
Oswald J. Gruebel was named UBS Group Chief Executive Officer (Group CEO) on 26 February 2009. Before joining UBS he was the CEO of Credit Suisse Group and of Credit Suisse and stepped down from this role in May 2007. He was CEO of Credit Suisse Financial Services from 2002 to 2004 and was additionally Co-CEO of Credit Suisse Group from 2003 until 2004. Mr. Gruebel was a member of the Credit Suisse Group Executive Board (GEB) between 1997 and 2001 and again from 2002 to 2007. From 1991 until 1997 he was member of the Executive Board of Credit Suisse, responsible for equities, fixed income, global foreign exchange, money markets and asset/liability management in Zurich. Before that he was a member of the GEB, Financière Credit Suisse First Boston in Zug. In 1970 Mr. Gruebel joined White Weld Securities and became its CEO in 1978. From 1961 to 1970 he worked for Deutsche Bank AG. He was born on 23 November 1943.

Address	UBS AG Bahnhofstrasse 45 CH-8098 Zurich

Function(s) in UBS	Group Chief Executive
Officer

Nationality	German

Year of initial appointment	2009

[1] Oswald J. Gruebel was named Group CEO on 26 February 2009, replacing Marcel Rohner who stepped down as Group CEO on that date.

Corporate governance and compensation

John Cryan		M
Professional history, education and date of birth
John Cryan, formerly global head of the financial institutions group at UBS’s Investment Bank, was appointed Group CFO in September 2008. As an alumnus of Arthur Andersen & Co, Mr. Cryan joined S.G. Warburg in London in 1987. Since 1992, he has specialized in providing strategic and financial advice to a wide range of companies in the financial services sector globally. In recent months, he has played an active role in advising UBS’s Board of Directors (BoD) and Group Executive Board (GEB) on issues related to the current financial crisis. Mr. Cryan graduated in 1981 and holds an MA Hons from the University of Cambridge. He was born on 16 December 1960.

Address	UBS AG Bahnhofstrasse 45 CH-8098 Zurich

Function(s) in UBS	Group Chief Financial Officer (Group CFO)

Nationality	British

Year of initial appointment	2008

Markus U. Diethelm		M
Professional history, education and date of birth
Markus U. Diethelm was appointed Group General Counsel of UBS on 1 September 2008. From 1998 to 2008, he worked for Swiss Re. He started his career in 1983 with Bär & Karrer, a Zurich law firm. In 1988, he joined Paul, Weiss, Rifkind, Wharton & Garrison in New York as a foreign associate. As of 1989, he practiced with New York’s Shearman & Sterling, specializing in mergers and acquisitions. In 1992 he joined the Los Angeles-based law firm Gibson, Dunn & Crutcher, focusing on corporate matters, securities transactions, litigation and regulatory investigations while operating out of the firm’s Brussels and Paris offices. He joined Swiss Re in 1998 as Group Chief Legal Officer and was appointed to its GEB effective 1 January 2007. Mr. Diethelm holds a law degree from the University of Zurich and a Masters degree and PhD from the law school at Stanford University. He is a qualified attorney-at-law in Switzerland and admitted to the New York Bar. He was born on 22 October 1957.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations or interest groups:
Markus U. Diethelm is the Chairman of the legal committee of the Swiss American Chamber of Commerce.

Address	UBS AG Bahnhofstrasse 45 CH-8098 Zurich

Function(s) in UBS	Group General Counsel

Nationality	Swiss

Year of initial appointment	2008

John A. Fraser		M
Professional history, education and date of birth
John A. Fraser was appointed Chairman and CEO of the Global Asset Management division in late 2001. Prior to that, he was President and COO of UBS Asset Management and Head of Asia Pacific. In 2008, he became Chairman of UBS Saudi Arabia. From 1994 to 1998, he was Executive Chairman and CEO of The Australia Funds Management business. Before joining UBS, Mr. Fraser spent over 20 years in various positions at the Australian Treasury, including two international postings to Washington D.C., first, at the International Monetary Fund and, second, as Minister (Economic) at the Australian Embassy. From 1990 to 1993, he was Deputy Secretary (Economic) of the Australian Treasury from 1990 to 1993. Mr. Fraser graduated from Monash University in Australia in 1972 and holds a first-class honors degree in economics. He was born on 8 August 1951.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations or interest groups:
John A. Fraser is a member of the Board of Governors of the Marymount International School at Kingston-upon-Thames in the UK.

Address	UBS AG Bahnhofstrasse 45 CH-8098 Zurich

Function(s) in UBS	Chairman and CEO Global Asset Management

Nationality	Australian

Year of initial appointment	2002

Marten Hoekstra		M
Professional history, education and date of birth
On 12 November 2008, Marten Hoekstra assumed the duties of Raoul Weil, as Chairman and CEO Global Wealth Management & Business Banking, on an interim basis. He was appointed head of Wealth Management US in July 2005 and Deputy CEO Global Wealth Management & Business Banking in November 2007. Between 2001 and 2005, he assumed different management roles in Global Wealth Management & Business Banking, including head of market strategy and development, and in July 2002 became a member of the Group Managing Board. Previously, from 1983 to 2000, he held various roles with PaineWebber, including that of financial advisor. Mr. Hoekstra graduated with a BA in political science from the University of North Dakota and received his MBA from the Kellogg Graduate School of Management at Northwestern University. He was born on 21 May 1961.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations or interest groups:
Marten Hoekstra is a member of the BoD of Prisoner Fellowship Ministries and of the Zurich International School Foundation, both non-profit organizations. He is also a member of the BoD of the Securities Industry & Financial Markets Association (SIFMA).

Address	UBS AG Bahnhofstrasse 45 CH-8098 Zurich

Function(s) in UBS	Deputy CEO Global Wealth Management & Business Banking and Head Wealth Management US

Nationality	American (US)

Year of initial appointment	2008

Corporate governance and compensation
Corporate governance

M
Jerker Johansson		M
Professional history, education and date of birth
Jerker Johansson joined UBS and was named Chairman and CEO of the UBS Investment Bank on 13 February 2008. Previously he was vice chairman of Morgan Stanley Europe, and a member of its management committee. From 2005 to 2007, he was head of Morgan Stanley’s institutional equity division. In 2005, he was also named co-head of the combined sales and trading business, consisting of the institutional equity division and the fixed income division. In 2007, he became co-head of sales and trading with responsibility for clients and services, continuing his responsibility for prime brokerage and becoming solely responsible for the sales and trading side of capital markets. Mr. Johansson joined Morgan Stanley in 1985 as a summer associate and held various positions including head of equity capital markets Europe before being promoted in 1997 to COO, institutional equity division Europe. He was also a member of the European management committee. From 2002 to 2005, he was head of the institutional equity division in Europe. Before joining Morgan Stanley, Mr. Johansson was part of Bankers Trust’s Graduate Training Program, and also worked for Chase Manhattan Bank. He holds a Masters degree in economics from Stockholm University and an MBA from Stanford. He was born on 19 May 1956.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations or interest groups:
Jerker Johansson is a member of the Stanford Business School advisory board, a trustee of Tower Hamlets Educational Business Partnership and a Business Leader at Community Links, London.

Address	UBS AG Bahnhofstrasse 45 CH-8098 Zurich

Function(s) in UBS	Chairman and CEO of the UBS Investment Bank

Nationality	Swedish

Year of initial appointment	2008

Philip J. Lofts		M
Professional history, education and date of birth
Philip J. Lofts, formerly deputy Group CRO and Group risk Group chief operating officer, was appointed Group CRO as of November 2008. He has been with UBS for over 20 years. In 2008, he became Group risk chief operating officer after having previously been Group chief credit officer for three years. Before this, Mr. Lofts worked for the Investment Bank in a number of business and risk control positions in Europe, Asia Pacific and the US. He was born on 9 April 1962.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations or interest groups:
Mr. Lofts is a member of the foundation board of the University of Connecticut.

Address	UBS AG Bahnhofstrasse 45 CH-8098 Zurich

Function(s) in UBS	Group CRO

Nationality	British

Year of initial appointment	2008

Francesco Morra		M
Professional history, education and date of birth
Francesco Morra was appointed CEO Switzerland and became a member of the GEB in February 2009. In November 2007, he was appointed Head of Wealth Management Western Europe, Mediterranean, Middle East & Africa. In addition, as of September 2008, he was also responsible for the business unit Latin America, Caribbean & Canada. Francesco Morra joined UBS in 2005 as Head of Wealth Management Italy and as a member of the Group Managing Board. Before joining UBS, he held various management positions at The Boston Consulting Group Inc. between 1992 and 2005. He holds a PhD in economics from the University of St. Gallen (Switzerland). He was born on 31 August 1967.

Address	UBS AG Bahnhofstrasse 45 CH-8098 Zurich

Function(s) in UBS	CEO Switzerland

Nationality	Swiss and Italian

Year of initial appointment	2009[1]

[1] Appointed on 10 February 2009.

Walter H. Stuerzinger		M
Professional history, education and date of birth
Walter H. Stuerzinger was appointed COO Corporate Center in October 2007. Prior to that, he was Group CRO from 2001 until 2007 and head of Group Internal Audit from 1998 until 2001. Before the merger with SBC, he was head of Group Internal Audit at the former Union Bank of Switzerland. Previously he worked with Credit Suisse on various assignments in the controlling and auditing areas. Mr. Stuerzinger holds a Swiss banking diploma and is a member of the Institute of Chartered Accountants. He was born on 6 July 1955.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations or interest groups:
Walter H. Stuerzinger is a member of the foundation board of the UBS Pension Fund.

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Function(s) in UBS	COO Corporate Center

Nationality	Swiss

Year of initial appointment	2005

Rory Tapner		M
Professional history, education and date of birth
Rory Tapner was appointed Chairman and CEO Asia Pacific in May 2004. Previously he was Joint Global Head of Investment Banking. From 1983 to 1998 he was with S.G. Warburg and Warburg Dillon Read as global head of equity capital markets, joint head of UK corporate finance and head of the UK capital markets team. He was also a member of the Warburg Dillon Read executive board. Mr. Tapner has a law degree from Kings College, London University and went to Lancaster Gate Law School. Mr. Tapner was born on 30 September 1959.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations or interest groups:
Rory Tapner is the treasurer and Chairman of the financial committee of Council of Kings College, London University.

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Function(s) in UBS	Chairman and CEO Asia Pacific

Nationality	British

Year of initial appointment	2006

Corporate governance and compensation

Alexander Wilmot-Sitwell		M
Professional history, education and date of birth
In January 2008, Alexander Wilmot-Sitwell became Joint Global Head of Investment Banking and Chairman and CEO of UBS Group Europe, Middle East & Africa. In 2006, Mr. Wilmot-Sitwell became a member of the Group managing board. He joined the firm in 1996 as head of corporate finance in South Africa and moved to London in 1998 as head of UK investment banking. Prior to joining Warburg Dillon Read, he was head of corporate finance at SBC Warburg in South Africa, SBC Warburg. Mr. Wilmot-Sitwell graduated from Bristol University with a degree in modern history. He was born on 16 March 1961.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations or interest groups:
Alexander Wilmot-Sitwell is vice president of the “Save the Children Fund”, London.

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Function(s) in UBS	Joint Global Head of Investment Banking, Chairman and CEO of UBS Group Europe, Middle East & Africa

Nationality	British

Year of initial appointment	2008

Robert Wolf		M
Professional history, education and date of birth
Robert Wolf was appointed President of the UBS Investment Bank in 2007 and was COO of the UBS Investment Bank from 2004 to 2008. Since 2006, he has also served as Chairman and CEO of UBS Group Americas. Prior to this, Mr. Wolf served as global head of fixed income from 2002 to 2004 and held the position of global head of credit trading, research & distribution from 1998 to 2001. He joined the firm in 1994, after spending approximately 10 years at Salomon Brothers in fixed income. Mr. Wolf graduated from the Wharton School at the University of Pennsylvania with a Bachelors of Science in economics in 1984. He was born on 8 March 1962.

Other activities and functions
Mandates on boards of important corporations, organizations and foundations or interest groups:
Robert Wolf is a member of the undergraduate executive board of Wharton School, of the athletics board of overseers of UPENN and of the Financial Services Round Table. Mr. Wolf is a member of the Council on Foreign Relations and of the committee encouraging corporate philanthropy. He is in the executive leadership council of the Multiple Myeloma Research Foundation, Norwalk, CT, and on the board of trustees of the Children’s Aid Society, New York.

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Function(s) in UBS	Chairman and CEO of UBS Group Americas, President of the UBS Investment Bank

Nationality	American (US)

Year of initial appointment	2008

Juerg Zeltner		M
Professional history, education and date of birth
Juerg Zeltner was appointed CEO Wealth Management Global and became a member of the GEB in February 2009. In November 2007, he was appointed Head of Wealth Management North, East & Central Europe and became a member of the Group Managing Board in the same year. From 2005 to 2008, he was CEO of UBS Deutschland AG, Frankfurt and became CEO of all UBS business in Benelux, Germany and Central Europe in 2007. Prior to that, he held various management positions in the Private Banking Division of UBS. Between 1987 and 1998, Juerg Zeltner was with SBC in various roles within the Private and Corporate Client Division in Bern, New York and Zurich. He graduated from the School of Economics and Business Administration in Bern and completed the Advanced Management Program at Harvard Business School. He was born on 4 May 1967.

Address	UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Function(s) in UBS	CEO Wealth Management Global

Nationality	Swiss

Year of initial appointment	2009[1]

[1] Appointed on 10 February 2009.

Establishment of the Executive Committee

The Executive Committee (EC) was established on 1 January 2009. The EC consists of the Group CEO, the Group CFO, the Group CRO and the Group GC. Under the leadership of the Group CEO, the EC is responsible for the allocation of the UBS Group’s financial resources to the business divisions – i.e. the capital, the terms and availability of funding and the risk capacity and parameters, in each case within the limits set by the BoD. Additionally, the EC sets the performance targets of the business divisions and then monitors and evaluates them. Under the auspices of the Group CEO, the EC prepares proposals for approval by the BoD and supports the BoD in its decision-making process. The EC has overall responsibility for implementing UBS’s risk management and control principles, allocating risk capacity to the business divisions and controlling the firm’s overall risk profile.

Responsibilities, authorities and organizational
principles of the GEB

Under the leadership of the Group CEO, the GEB has executive management responsibility for the Group and its business. The GEB assumes overall responsibility for the development and implementation of strategies for the Group and business divisions. The GEB, in particular the Group CEO, is responsible for the implementation and results of the firm’s business strategies. The GEB plays a key role in defining the human resources policy and the compensation principles of the Group.
è	Refer to the “Organization Regulations of UBS AG”, which are available at www.ubs.com/governance, for more information on the authorities of the GEB

Management contracts

UBS has not entered into management contracts with any third parties.

Corporate governance and compensation
Corporate governance

Senior leadership

The Group Managing Board (GMB) comprises members of business division and Corporate Center management and individuals assuming special Group functions. In the first half of 2009, the GMB will be dissolved and replaced by a new group of senior leaders reflecting the responsibilities at Group, divisional and regional levels.

Corporate governance and compensation

Shareholders’ participation rights

UBS is committed to shareholder participation in its decision-making process and aims to make such participation as easy as possible. More than 300,000 directly registered shareholders, as well as some 90,000 US shareholders registered via nominee companies, regularly receive written information about the firm’s activities and performance and are personally invited to shareholder meetings. Refer to the “Information policy” section of this report for further information on these documents.

Relationships with shareholders

UBS fully subscribes to the principle of equal treatment of all shareholders, who range from large investment institutions to individual investors, and regularly informs them about the development of the company of which they are co-owners.

The annual general meeting (AGM) offers shareholders the opportunity to raise any questions regarding the development of the company and the events of the year under review. Members of the Board of Directors (BoD) and Group Executive Board (GEB), as well as the internal and external auditors, are present to answer these questions.

Voting rights, restrictions and representation

UBS places no restrictions on share ownership and voting rights. Nominee companies and trustees, which normally represent a large number of individual shareholders, may hold an unlimited number of shares, but voting rights are limited to a maximum of 5% of outstanding UBS shares in order to avoid the risk of unknown shareholders with large stakes being entered in the share register. Securities clearing organizations, such as The Depository Trust Company in New York, are not subject to the 5% voting limit.

In order to be recorded in the share register with voting rights, shareholders must confirm that they acquired UBS shares in their own name and for their own account. Nominee companies and trustees are required to sign an agreement with UBS confirming their willingness to disclose to the company, upon its request, individual beneficial owners holding more than 0.3% of all issued shares.
All shareholders registered with voting rights are entitled to participate in shareholder meetings. If they do not wish to attend in person, they can issue instructions to accept, reject or abstain on each individual item on the meeting agenda either by giving instructions to an independent proxy designated by UBS (as required under Swiss company law) or by appointing UBS, another bank or another registered shareholder of their choice to vote on their behalf. Nominee com-

panies normally submit the proxy material to the beneficial owners and transmit the collected votes to UBS.

Statutory quorums

Shareholder resolutions, the election and re-election of members of the BoD and the appointment of the Group and statutory auditors are decided at the AGM by an absolute majority of the votes cast, excluding blank and invalid ballots. Swiss company law requires that for certain specific issues a majority of two-thirds of the votes represented at the meeting vote in favor of the resolution. These issues include, among others, the introduction of voting shares, the introduction of restrictions on the transferability of registered shares, conditional and authorized capital increases, and restrictions or exclusion of shareholders’ pre-emptive rights.

The “Articles of Association of UBS AG” also require a two-thirds majority of votes represented for any change to its provisions regarding the number of BoD members and any decision to remove one-fourth or more of the members of the BoD.
Votes and elections are normally conducted electronically to ascertain clearly the exact number of votes cast. Voting by a show of hands remains possible if a clear majority is predictable. Shareholders representing at least 3% of the votes represented may still request, however, that a vote or election take place electronically or by written ballot. In order to allow shareholders to clearly express their views on all individual topics, each item on the agenda is put to vote separately and BoD elections are made on a person-by-person basis.

Convocation of general meetings of shareholders

The AGM normally takes place in April each year, but in any case within six months of the close of the financial year. A personal invitation including a detailed agenda and explanation of each motion is sent to every registered shareholder at least 20 days ahead of the scheduled meeting. The meeting agenda is also published in various Swiss and international newspapers and on the internet at www.ubs.com/agm.

Extraordinary general meetings (EGMs) may be convened whenever the BoD or the statutory auditors consider it necessary. Shareholders individually or jointly representing at least 10% of the share capital may, at any time, ask in writing that an EGM be convened to deal with a specific issue put forward by them. Such a request may also be brought forward during the AGM.

Corporate governance and compensation
Corporate governance

Placing of items on the agenda

Shareholders individually or jointly representing shares with an aggregate par value of CHF 62,500 may submit proposals for matters to be placed on the agenda for consideration at the shareholders’ meeting.

UBS publishes the deadline for submitting such proposals in the Swiss Official Gazette of Commerce and on its website (www.ubs.com/agm). Requests for items to be placed on the agenda must include the actual motions to be put forward, together with a short explanation, if necessary. The BoD for-
mulates an opinion on the proposals, which is published together with the motions.

Registrations in the share register

The general rules for being entered with voting rights in the Swiss or US share registers of UBS also apply before general meetings of shareholders. There is no “closing of the share register” in the days ahead of the meeting. Registrations, including the transfer of voting rights, are processed for as long as technically possible, normally until two days before the meeting.

Corporate governance and compensation

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

Clauses on changes of control

The service agreements and employment contracts of the Chairman of the Board of Directors (BoD) and of the members of the Group Executive Board (GEB) and the Group Managing Board (GMB) do not generally contain clauses triggered by a change of control. For 2008, employment contracts contain employment notice periods of 12 months for GEB members and six to 12 months for GMB members, depending on local market practice. From 2009, employment contracts for GEB members will have a reduced notice period of six months. During this notice period they are entitled to salary and pro rata discretionary incentive awards.

The human resources and compensation committee of the BoD may, however, accelerate the vesting of restricted shares and amend the vesting date or lapse date of options for all employees in case of a change of control.

Corporate governance and compensation
Corporate governance

Auditors

Audit is an integral part of corporate governance. While retaining their independence, the external auditors and Group Internal Audit closely coordinate their work. The risk committee, the audit committee and ultimately the Board of Directors (BoD) supervise the adequacy of audit work.

External, independent auditors

At the annual general meeting (AGM) in 2008, Ernst & Young Ltd., Basel, (Ernst & Young) were re-elected as auditors for the UBS Group (Group) for a further one-year term of office. Ernst & Young assume all auditing functions according to laws, regulatory requests and the “Articles of Association of UBS AG”. The Ernst & Young lead partners in charge of the UBS audit are Andrew McIntyre and Andreas Blumer (since 2005 and 2004, respectively). Ernst & Young will be proposed for re-election at the AGM in 2009.

At the AGM in 2006, BDO Visura, Zurich, was appointed as special auditor for a three-year term of office. The special auditors provide audit opinions in connection with capital increases independently from the Group auditors. BDO Visura will be proposed for re-election at the AGM in 2009.

Fees paid to external independent auditors
The fees (including expenses) paid by UBS to its auditors are listed in the following table. In addition, Ernst & Young received CHF 31,561,000 in 2008 (CHF 31,050,000 in 2007) for audit and tax work performed on behalf of UBS investment funds, many of which have independent fund boards or trustees.

Audit work includes all services necessary to perform the audit in accordance with applicable laws and generally accepted auditing principles as well as other assurance services that generally only the principal auditor can provide. This includes statutory and regulatory audits, attest services, and reviews of documents to be filed with regulatory bodies.
Audit-related work comprises assurance and related services that are traditionally performed by the principal auditors, such as letters of comfort, internal control reviews, attestation services related to financial reporting, consultation concerning financial accounting and reporting standards as well as investment performance reports.
Tax work performed by Ernst & Young’s tax division encompasses routine preparation of draft original and amended tax returns, general tax planning and advice on tax compliance matters.
Other services are approved on an exceptional basis only. In 2007 and 2008, they mainly comprised on-call advisory services.

Pre-approval procedures and policies
To ensure their independence, all services provided by Ernst & Young have to be pre-approved by the audit committee of the BoD. A pre-approval may be granted either for a specific mandate or in the form of a general pre-approval authorizing a limited and well-defined type and amount of services.

The audit committee has delegated pre-approval authority to its chair; hence the Group Chief Financial Officer submits all proposals for services by Ernst & Young to the chair of the

Fees paid to external auditors

UBS paid the following fees (including expenses) to its external auditors Ernst & Young Ltd.:

	For the year ended
In CHF thousand	31.12.08	31.12.07

Audit

Global audit fees	45,848	49,000

Additional services classified as audit (services required by law or statute, including work of a non-recurring nature mandated by regulators)	9,918	12,718

Total audit	55,766	61,718

Non-audit

Audit-related fees	8,430	9,779

Tax advisory	504	1,892

Other	1,246	1,699

Total non-audit	10,180	13,370

Corporate governance and compensation

audit committee for approval. At each quarterly meeting, the committee is informed of the approvals granted by its chair.

Group Internal Audit

With 331 staff members worldwide at 31 December 2008, Group Internal Audit supports the BoD and its committees by independently assessing the effectiveness of UBS’s system of internal controls and the firm’s compliance with statutory, legal and regulatory requirements. All key issues raised by Group Internal Audit are communicated to the management responsible, to the Group Chief Executive Officer (Group CEO) and to the Chairman of the BoD via formal audit reports. In addition, the BoD’s risk and audit committees are regularly informed about important issues. Group Internal Audit closely cooperates with internal and external legal advisors and risk control units on investigations into major control issues.

To maximize its independence from management, the head of Group Internal Audit, Ian Overton, reports directly to the Chairman of the BoD and to the risk committee. Group Internal Audit has unrestricted access to all accounts, books and records and must be provided with all information and data needed to fulfill its auditing duties. The risk committee may order special audits to be conducted. BoD members, BoD committees or the Group CEO may submit requests for such audits to the risk committee.
Coordination and close cooperation with the auditors enhance the efficiency of Group Internal Audit’s work.

Corporate governance and compensation
Corporate governance

Information policy

UBS provides regular information to its shareholders and to the financial community.

Financial results will be published as follows

First quarter	5 May 2009

Second quarter	4 August 2009

Third quarter	3 November 2009

Fourth quarter	9 February 2010

The annual general meeting of shareholders will take place as follows

2009	15 April 2009

2010	14 April 2010

UBS meets with institutional investors worldwide throughout the year. It regularly holds results presentations, special investor seminars, road shows, individual and group meetings. Where possible, meetings involve senior management as well as members of the investor relations team. UBS makes use of diverse technologies such as webcasting, audio links and cross-location video-conferencing to widen its audience and maintain contact with shareholders around the world.

Once a year, unless they explicitly choose not to, registered shareholders receive a summary of UBS’s annual report in the form of an annual review. It provides an overview of the firm and its activities during the year as well as key financial information. Each quarter, shareholders are mailed a brief update on the firm’s quarterly financial performance. Shareholders can also request UBS’s complete financial reports, produced on a quarterly and annual basis, free of charge.
To ensure fair access to and dissemination of its financial information, UBS makes its publications available to all shareholders at the same time.
è	Refer to www.ubs.com/investors for a complete set of published reporting documents, access to recent webcasts and a selection of senior management industry conference presentations

Financial disclosure principles

Based on discussions with analysts and investors, UBS believes that the market rewards companies that provide clear, consistent and informative disclosure about their business. Therefore, UBS aims to communicate its strategy and results in a manner that allows shareholders and investors to gain a full and accurate understanding of how the company works, what its growth prospects are and what risks the strategy and results might entail. Feedback from analysts and investors is continually assessed and, where relevant, reflected in the firm’s quarterly and annual reports. To continue to achieve these goals, UBS applies the following principles in its financial reporting and disclosure:
–	Transparency in disclosure enhances understanding of the economic drivers and, as with the provision of detailed business results, builds trust and credibility.
–	Consistency in disclosure within each reporting period and between reporting periods.
–	Simplicity in disclosure allows readers to gain the appropriate level of understanding of the performance of the firm’s businesses.
–	Relevance in disclosure avoids information overload by focusing on what is relevant to UBS’s stakeholders or required by regulation or statute.
–	Best practice in line with industry norms, leading the way to improved standards where possible.

Financial reporting policies

UBS reports its results after the end of every quarter, including a breakdown of results by business divisions and extensive disclosures relating to credit and market risk.

UBS’s financial statements are prepared according to International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Refer to “Note 1 Summary of significant accounting policies” in the financial statements of this report for a detailed explanation of the basis of UBS’s accounting.
UBS is committed to maintaining the transparency of its reported results and to ensuring that analysts and investors can make meaningful comparisons with previous periods. If there is a major reorganization of its business divisions, or if changes to accounting standards or interpretations lead to a material change in the Group’s reported results, UBS’s results are restated for previous periods when required by applicable accounting standards to show how they would have been reported according to the new basis and provide clear explanations of all relevant changes. Prior to publication of first quarter 2009 results, UBS will publish restated business division results on www.ubs.com/investors showing quarterly and annual results for 2007 and 2008 under the new organizational structure announced on 10 February 2009.

US regulatory disclosure requirements
As a reporting company under the US federal securities laws (a foreign private issuer), UBS must file or submit certain reports and other information, including certain financial re-

Corporate governance and compensation

ports, with the US Securities and Exchange Commission (SEC). UBS files an annual report on Form 20-F with the SEC, and submits to the SEC its quarterly financial reporting under cover of Form 6-K.
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
è	These reports and filings, as well as materials sent to shareholders in connection with annual and extraordinary general meetings, are all available at www.ubs.com/investors
In accordance with Section 404 of the US Sarbanes-Oxley Act of 2002, the management of UBS is responsible for establishing and maintaining adequate internal control over financial reporting. The financial statements of this report contain management’s assessment of the effectiveness of internal control over financial reporting as of the time of the report’s publication. The external auditors’ report on this assessment is also included.

Corporate governance and compensation
Corporate governance

Regulation and supervision

As a Swiss-registered company, UBS’s home country regulator is the Swiss Financial Market Supervisory Authority (FINMA). However, UBS’s operations are global and are therefore regulated and supervised by the relevant authorities in each of the jurisdictions in which it conducts business. This section describes the regulation and supervision of UBS’s business in Switzerland, the firm’s home market. The regulatory and supervisory environments in the US and the UK, UBS’s next two largest areas of operations, are also discussed.

Regulation and supervision in Switzerland

FINMA, the successor organization of the Swiss Federal Banking Commission (SFBC), commenced operations on 1 January 2009. On that date, the Federal Act on the Swiss Financial Market Supervisory Authority, which the Swiss Parliament approved on 22 June 2007, went into full legal force. The effect of the Act is to merge three bodies – the Swiss Federal Banking Commission (SFBC), the Federal Office of Private Insurance, and the Anti-Money Laundering Control Authority – into FINMA. In addition to a new organizational framework which will also impact supervisory activity, the Act streamlines and harmonizes the sanctions regime applicable to financial institutions.

Swiss federal legislation
The legislation most relevant to UBS is that enacted by the Swiss Parliament and the Swiss Federal Council.

In this respect, UBS is regulated by the Swiss Federal Law relating to Banks and Savings Banks of 8 November 1934, as amended, and the related Implementing Ordinance of 17 May 1972, as amended, which are together known as the Federal Banking Law. Depending on the license obtained under this law, banks in Switzerland may engage in a full range of financial services activities, including commercial banking, investment banking and asset management. Banking groups may also engage in insurance activities, but these must be undertaken through a separate subsidiary. The Federal Banking Law establishes a framework for supervision by FINMA.
Switzerland implemented the internationally agreed capital adequacy rules of the Basel Capital Accord (Basel II) by means of the Capital Adequacy Ordinance of 29 September 2006 and subsequent FINMA circulars. Switzerland imposes a more differentiated and tighter regime than the internationally agreed rules, including more stringent risk weights.
è	Refer to the “Capital management” section of this report for more details about capital requirements

Capital requirements for the two large banks, UBS and Credit Suisse, exceed the Swiss minimum due to a mandatory capital buffer under Pillar 2 of Basel II. The revised decree on capital requirements issued at the end of 2008 increased the risk-based buffer and complemented it with a leverage ratio requirement, i.e. a minimum ratio of capital and balance sheet.

The Federal Act of 10 October 1997 on the Prevention of Money Laundering in the Financial Sector (Anti-Money Laundering Act, AMLA) lays down a common standard for due diligence obligations for the whole financial sector which must be met in order to prevent money laundering.
In its capacity as a securities broker, UBS is governed by the Swiss Federal Law on Stock Exchanges and Securities Trading of 24 March 1995, as amended. FINMA is the competent supervisory authority.

Regulation by FINMA
FINMA is strongly involved in the shaping of the legislative framework for banks, especially through the following mechanisms:
–	First, FINMA has substantial influence on the drafting of Swiss federal legislation (for example, the specific ordinance concerning the prevention of money laundering of 18 December 2002, as amended).
–	On a more technical level, FINMA is empowered to issue circulars, 44 of which are presently effective. These include, for example, FINMA circular 08/38 on market behavior and FINMA circular 08/24 on supervision and internal controls at banks.

Self-regulation by the SIX Swiss Exchange and the Swiss Bankers Association
Certain aspects of securities brokering, such as the organization of trading, are subject to self-regulation through the SIX Swiss Exchange (SIX), under the overall supervision of FINMA. Examples are:
–	the Listing Regulations of 24 January 1996, as amended, and the General Conditions dated 7 September 2007 (the Listing Regulations are currently under review and amendments may go into force on 1 July 2009); and
–	the Directive on the Disclosure of Management Transactions of 1 July 2005.

FINMA also officially endorses self-regulatory guidelines issued by the banking industry (through the Swiss Bankers Association), making them an integral part of banking regulation. Examples are:
–	Agreement on the Swiss banks’ code of conduct with regard to the exercise of due diligence, 2008.
–	Directives on the independence of financial research, 2008.
–	Guidelines on the simplified prospectus for structured products, 2007.
–	Agreement of Swiss Banks on Deposit Insurance, 2005.
–	Guidelines on the handling of dormant accounts, custody accounts and safe-deposit boxes held in Swiss banks, 2000.

Corporate governance and compensation

Two-tier system of supervision and direct supervision of UBS and Credit Suisse
Generally, supervision in Switzerland is based on a division of tasks between FINMA and a number of authorized audit firms. Under this two-tier supervisory system, FINMA has the responsibility for overall supervision and enforcement measures while the authorized audit firms carry out official duties on behalf of and subject to sanctions imposed by FIN-MA. The responsibility of external auditors encompasses the audit of financial statements, the reviewing of banks’ compliance with all prudential requirements and on-site audits.

Due to their major role in the Swiss financial system, FINMA subjects UBS and Credit Suisse to its direct supervision. The regime of direct supervision is regulated by the FINMA 08/9 circular on the supervision of large banking groups. Supervisory tools include an intensive schedule of meetings with bank management and provision of management information encompassing all control and business areas, direct audits (on-site examinations), on-site visits to the banks’ operations in foreign jurisdictions and coordinated action and exchange with important host supervisors.
FINMA assigns to each of the two large banking groups a team responsible for monitoring their risk situation on an ongoing basis. The analyses produced by these supervisory teams are combined and supplemented with those of two cross-institutional specialist groups focusing on specific aspects of investment banking, wealth management and asset management.

Disclosures to the Swiss National Bank
While Switzerland’s banks are primarily supervised by FINMA, compliance with liquidity rules is monitored by the Swiss National Bank (SNB). The SNB also takes a direct interest in the stress testing practice of both big banks. Liquidity regulation is currently being reformed.

Regulation and supervision in the US

Banking regulation
UBS’s operations in the US are subject to a variety of regulatory regimes. It maintains branches in California, Connecticut, Illinois, New York and Florida. UBS’s branches located in California, New York and Florida are federally licensed by the Office of the Comptroller of the Currency. US branches located in Connecticut and Illinois are licensed by the state banking authority of the state in which the branch is located. Each US branch is subject to regulation and examination by its licensing authority. UBS also maintains state and federally chartered trust companies and other limited purpose banks, which are regulated by state regulators or the Office of the Comptroller of the Currency. In addition, the Board of Governors of the Federal Reserve System exercises examination and regulatory authority over UBS’s state-licensed US branches. Only the deposits of UBS’s subsidiary bank located in the state of Utah are insured by the Federal Deposit Insurance Corporation. The regulation of the firm’s US branches and subsidiaries imposes restrictions on the activities of those branches and subsidiaries, as well as prudential restrictions, such as limits on extensions of credit to a single borrower, including UBS subsidiaries and affiliates.

The licensing authority of each US branch has the authority, in certain circumstances, to take possession of the business and property of UBS located in the state of the office it licenses. Such circumstances generally include violations of law, unsafe business practices and insolvency. As long as UBS maintains one or more federal branches, the Office of the Comptroller of the Currency also has the authority to take possession of the US operations of UBS AG under similar circumstances, and this federal power may pre-empt the state insolvency regimes that would otherwise be applicable to UBS’s state-licensed branches. As a result, if the Office of the Comptroller of the Currency exercised its authority over the US branches of UBS AG pursuant to federal law in the event of a UBS insolvency, all of UBS’s US assets would most likely be applied first to satisfy creditors of its US branches as a group, and then made available for application pursuant to any Swiss insolvency proceeding.
In addition to the direct regulation of its US banking offices, UBS is subjected to oversight regulation by the Board of Governors of the Federal Reserve System under various laws (including the International Banking Act of 1978 and the Bank Holding Company Act of 1956) because it operates US branches. On 10 April 2000, UBS AG was designated a “financial holding company” under the Bank Holding Company Act of 1956. Financial holding companies may engage in a broader spectrum of activities than bank holding companies or foreign banking organizations that are not financial holding companies, including underwriting and dealing in securities. To maintain its financial holding company status, (1) UBS, its US subsidiary federally chartered trust company and its US subsidiary bank located in Utah are required to meet certain capital ratios, (2) UBS’s US branches, its US subsidiary federally chartered trust company, and its US subsidiary bank located in Utah are required to meet certain examination ratings, and (3) UBS’s subsidiary bank in Utah is required to maintain a rating of at least “satisfactory” unter the Community Reinvestment Act of 1997. A major focus of US governmental policy relating to financial institutions in recent years has been aimed at fighting money laundering and terrorist financing. Regulations applicable to UBS and its subsidiaries impose obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing could have serious consequences for the firm, both in legal terms and in terms of its reputation.

Corporate governance and compensation
Corporate governance

US regulation of other US operations
In the US, UBS Securities LLC and UBS Financial Services Inc., as well as UBS’s other US-registered broker-dealer entities, are subject to regulations that cover all aspects of the securities business, including: sales methods; trade practices among broker-dealers; use and safekeeping of customers’ funds and securities; capital structure; record-keeping; the financing of customers’ purchases; and the conduct of directors, officers and employees.

These entities are regulated by a number of different government agencies and self-regulatory organizations, including the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). Depending upon the specific nature of a broker-dealer’s business, it may also be regulated by some or all of the New York Stock Exchange (NYSE), the Municipal Securities Rulemaking Board, the US Department of the Treasury, the Commodities Futures Trading Commission and other exchanges of which it may be a member. In addition, the US states, provinces and territories have local securities commissions that regulate and monitor activities in the interest of investor protection. These regulators have a variety of sanctions available, including the authority to conduct administrative proceedings that can result in censure, fines, the issuance of cease-and-desist orders or the suspension or expulsion of the broker-dealer or its directors, officers or employees.
Created in July 2007 through the consolidation of the National Association of Securities Dealers (NASD) and the member regulation, enforcement and arbitration functions of the NYSE, FINRA is dedicated to investor protection and market integrity through effective and efficient regulation and complementary compliance and technology-based services.
FINRA covers a broad spectrum of securities businesses, including: registering and educating industry participants; examining securities firms; writing rules; enforcing those rules and the federal securities laws; informing and educating the investing public; providing trade reporting and other industry utili-

ties; and administering a dispute resolution forum for investors and registered firms. It also performs market regulation under contract for the NASDAQ Stock Market, the American Stock Exchange and the Chicago Climate Exchange.

Regulation and supervision in the UK

UBS’s operations in the UK are regulated by the Financial Services Authority (FSA), which establishes a regime of rules and guidance governing all relevant aspects of financial services businesses.

The FSA has established a risk-based approach to supervision and has a wide variety of supervisory tools available to it, including regular risk assessments, on-site inspections (which may relate to an industry-wide theme or be firm-specific) and the ability to commission reports by skilled persons (who may be the firm’s auditors, IT specialists, lawyers or other consultants as appropriate). The FSA also has an extremely wide set of sanctions which it may impose under the Financial Services and Markets Act 2000, broadly similar to those available to US regulators.
Some of UBS’s subsidiaries and affiliates are also regulated by the London Stock Exchange and other UK securities and commodities exchanges of which UBS is a member. The business is also subject to the requirements of the UK Panel on Takeovers and Mergers where relevant.
Financial services regulation in the UK is conducted in accordance with European Union directives which require, among other things, compliance with certain capital adequacy standards, customer protection requirements and conduct of business rules (such as MiFID). These directives apply throughout the European Union and are reflected in the regulatory regimes of the various member states. The standards, rules and requirements established under these directives are broadly comparable in scope and purpose to the regulatory capital and customer protection requirements imposed under applicable US law.

Corporate governance and compensation

Compliance with New York Stock Exchange listing standards on corporate governance

As a Swiss company listed on the New York Stock Exchange (NYSE), UBS complies with the NYSE corporate governance standards for foreign private issuers. In addition, UBS has voluntarily adopted the majority of NYSE governance rules for US companies.

Independence of directors

Based on the listing standards of the NYSE, UBS’s BoD has established specific criteria for defining the independence of its external members. Each external director has to personally confirm his or her compliance with the criteria, which are published on the firm’s website under www.ubs.com/governance.

All current external members have been confirmed by the BoD as having no material relationship with UBS, either directly or as a partner, controlling shareholder or executive officer of a company that has a relationship with UBS. These members are: Ernesto Bertarelli, Sally Bott, Rainer-Marc Frey, Bruno Gehrig, Gabrielle Kaufmann-Kohler, Sergio Marchionne, Helmut Panke, William G. Parrett, David Sidwell, Peter R. Voser and Joerg Wolle. Each of them has also met all other BoD and NYSE requirements with respect to independence, with the exception of Ernesto Bertarelli. He does not satisfy one of the independence requirements because UBS holds the basic sponsorship rights to Team Alinghi and Ernesto Bertarelli is the owner of Team Alinghi SA. Otherwise he fully satisfies the NYSE independence requirements. The BoD considers that UBS’s compensation for these basic sponsorship rights to Team Alinghi does not impair Ernesto Bertarelli’s independence in any way.
The NYSE has more stringent independence requirements for members of audit committees. All three members of UBS’s audit committee are external BoD members who, in addition to satisfying the above criteria, do not: receive, directly or indirectly, any consulting, advisory or other compensatory fees from UBS other than in their capacity as directors; hold, directly or indirectly, UBS shares in excess of 5% of the outstanding capital; or serve on the audit committees of more than two other public companies. These members are Peter R. Voser, William G. Parrett and Bruno Gehrig and all three have been determined by the BoD as financially literate and “financial experts” according to the definitions established by the US Sarbanes-Oxley Act of 2002. The NYSE guidelines allow for an exemption for audit committee members to sit on more than three audit committees, provided that all members of the BoD determine that the candidate has the time and the availability to fulfill his or her obligations. Considering the credentials of William G. Parrett, and the fact that he has retired from his executive functions, the BoD granted this exemption.

Board of Directors and its committees
UBS operates under a strict dual board structure mandated by Swiss banking law. No member of the Group Executive Board (GEB) may also be a member of the BoD and vice versa. This structure ensures the institutional independence of the entire BoD from the day-to-day management. UBS has established committees for the following BoD mandates: audit; human resources and compensation; governance and nominating; risk; strategy and corporate responsibility. Refer to the “Board of Directors” section of this report for further information on these committees – including their mandates, responsibilities and authorities – as well as their activities during 2008. In addition, the BoD elects at least one vice chairman who must be independent and who acts as the senior independent director. Sergio Marchionne has assumed this role. The BoD may elect another vice chairman who need not be independent, but has not done so at this time. More details about the vice chairman function can be found in the “Organization Regulations of UBS AG” and its annexes, which are published on www.ubs.com/governance.

The BoD has adopted organization regulations that constitute UBS’s corporate governance guidelines, which include all matters required by the NYSE rules. The BoD has also adopted a “Code of Business Conduct and Ethics” with an addendum for principal executive, financial and accounting officers or controllers, as required by the US Sarbanes-Oxley Act. Both the organization regulations and the “Code of Business Conduct and Ethics” are available on the UBS website at www.ubs. com/governance. In addition, the audit committee has established rules for the handling of complaints related to accounting and auditing matters in addition to the internal policies on “Whistleblowing Protection for Employees” and on “Compliance with Attorney Standards of Professional Conduct”.

Differences from corporate governance standards relevant to US listed companies

According to the NYSE listing standards on corporate governance, foreign private issuers have to disclose any significant ways in which their corporate governance practices differ from those to be followed by domestic companies.

Responsibility of the audit committee for appointment, compensation, retention and oversight of the independent auditors

UBS’s audit committee has been assigned all the abovementioned responsibilities, except for appointment of the independent auditors, which is required to be voted upon by shareholders as per Swiss company law. The audit commit-

Corporate governance and compensation
Compensation, shareholdings and loans

tee assesses the performance and qualification of the external auditors and submits its proposal for appointment, reappointment or removal to the full BoD, which brings this proposal to the shareholders for vote at annual general meetings (AGM).

Discussion of risk assessment and risk management policies by the audit committee

In accordance with UBS’s organization regulations, the BoD risk committee has the authority to define the firm’s risk principles and risk capacity. The committee is responsible for monitoring UBS’s adherence to those risk principles and for monitoring whether business and control units run appropriate systems for the management and control of risks.

Assistance by audit committee of the internal audit function
Both the Chairman and risk committee of the BoD have the responsibility for and authority to supervise the internal audit function.

Responsibility of the human resources and compensation committee for oversight of management and evaluation by the Board of Directors

Performance evaluations of UBS’s senior management, comprising the Group Chief Executive Officer and the members of the GEB, are completed by the Chairman of the BoD and the human resources and compensation committee and reported to the full BoD. All BoD committees perform a self-assessment of their activities and report back to the full BoD. The BoD has direct responsibility and authority to evaluate its own performance, without preparation by a BoD committee.

Proxy statement reports of the audit and human resources and compensation committees

Under Swiss company law, all reports addressed to shareholders are provided and signed by the full BoD, which has ultimate responsibility vis-à-vis shareholders. The committees submit their reports to the full BoD.

Shareholders’ votes on equity compensation plans
Swiss company law authorizes the BoD to approve compensation plans. Though Swiss law does not allocate such authority to the AGM, it requires that Swiss companies determine capital in their articles of association and therefore each increase of capital is required to be submitted for shareholders’ approval. This means that, if equity-based compensation plans result in a need for a capital increase, AGM approval is mandatory. If, however, shares for such plans are purchased in the market, shareholders do not have the authority to vote on their approval.

Corporate governance and compensation

Compensation, shareholdings and loans

The principles of compensation for UBS senior executives are designed to align their interests with those of shareholders – the creation of long-term value and sustainable shareholder returns. These principles are established by the human resources and compensation committee of the Board of Directors.

Letter from the human resources and compensation
committee of the Board of Directors

Dear shareholders,
The global financial services industry is facing challenges of a magnitude not seen for decades. These challenges had a clear and widespread impact on the industry in 2008 and UBS and its peers were no exception. Executive compensation is always a high-profile issue and, during 2008, this was debated by the public, media and regulators to a greater extent than ever before.

During 2008, UBS was very proactive in addressing the current issues surrounding executive compensation. The UBS Board of Directors (BoD) established a new human resources and compensation committee in July 2008. This committee is responsible for the supervision of executive performance, the structure of employment agreements for senior executives and succession planning for members of the BoD and the Group Executive Board (GEB). Shortly after its creation, the committee commissioned an extensive review of all incentive systems used throughout the UBS Group (Group). The review was accelerated following UBS’s transaction with the Swiss National Bank in October and the principles of UBS’s new compensation model were published the following month for implementation in 2009. In parallel with this review, UBS held extensive discussions with the Swiss

Financial Market Supervisory Authority (FINMA) on a range of compensation matters, including the new compensation model and the amount of variable compensation to be paid to employees for 2008.

Although the financial services industry is facing a difficult period, competition for the very best talent remains fierce and competitive pay remains a vital tool in attracting and retaining executives. Variable compensation, in both a cash and equity form, remains a core component of UBS’s new compensation model, though the final amount awarded to executives depends on their achievement of performance targets linked to long-term, risk-adjusted value creation. As part of this change, awards granted under the performance equity plan will be directly linked to company performance for an initial period of three years. In addition, executives will be required to keep a minimum of 75% of all shares awarded to them (after taxes) for a further five years. To strengthen this clear and direct link between shareholder value and compensation expense, UBS has announced the implementation of a three-year deferral period and a bonus-malus, or “claw-back”, structure for all executive cash awards for 2009 and beyond.

The firm explicitly sought to “alter the UBS corporate culture” through its design of the new compensation model. All members of the human resources and compensation committee strongly believe the new compensation model will play a central role in the firm’s future success. Furthermore, due to its explicit goals for long-term value creation, the model inherently considers and promotes the best interests of both shareholders and the Group alike. Given its commitment to shareholder input, the BoD will introduce a non-binding vote on the principles of executive compensation for senior executives at its annual general meeting for 2009. Materials relating to this vote are located in the “Compensation principles 2009 and beyond for UBS senior executives” section of this report. Please consider the relevant documentation and take part in implementing this pioneering approach to executive compensation practices.

Joerg Wolle

Chair of the human resources
and compensation committee

Corporate governance and compensation
Compensation, shareholdings and loans

Compensation governance

Human resources and compensation committee

The human resources and compensation committee is composed of four independent members of the Board of Directors (BoD). On 31 December 2008, the members were Joerg Wolle (committee chair), Ernesto Bertarelli, Sally Bott and Helmut Panke. The following external advisors supported the committee in 2008: Hostettler & Partner with regard to the design of UBS’s new senior executive compensation program, PricewaterhouseCoopers for the design of the performance equity plan and Towers Perrin for market data.

Authorities and responsibilities

UBS is committed to the highest standards of corporate governance. The human resources and compensation committee is responsible for reviewing UBS’s principles on total compensation and benefits for submission to the BoD. Additionally, on behalf of the BoD, the committee oversees five key areas of responsibility:
–	reviewing and approving the design of the total compensation framework, including compensation programs and plans;
–	determining the relationship between pay and performance;
–	approving base salaries and annual incentive awards for senior executives;
–	reviewing and approving individual employment agreements; and
–	reviewing and approving the terms and conditions for GEB members who relinquish their positions.

Authorities for compensation-related decisions are governed by the “Organization Regulations of UBS AG”, “An-

nex B – Responsibilities and authorities”, and “Annex C – Charter for the committees of the Board of Directors of UBS AG”. The structure is shown below.

Grant policy and decision-making process
The committee decides the target amount of variable cash and equity compensation to be awarded to each senior executive based on Group, business division and individual performance, combined with market data.

Individual performance is assessed formally each year by measuring achievement against pre-defined personal objectives. Personal objectives will be focused on areas such as the following: contribution to Group and business division results; exceptional contributions to cross-business co-operation; strategic leadership skills and potential; outstanding professional and technical expertise; commitment to UBS; adherence to corporate values and principles; active risk management and the creation of shareholder value.

The 2009 non-binding vote on executive compensation

UBS places value upon the opinions of its shareholders. At the annual general meeting (AGM) to be held in April 2009, the firm will provide shareholders with an opportunity to express their views through a vote on the compensation principles for senior executives for 2009 and beyond. Refer to the “Compensation principles 2009 and beyond for UBS senior executives” section of this report for the relevant materials. As the ultimate decision on executive compensation is legally within the powers of the BoD, such a vote is non-binding and advisory in nature. UBS believes that this vote presents an innovative and sensible means of including shareholder participation in compensation matters.

Compensation authorities

Corporate governance and compensation

2008 compensation for the Board of Directors and
Group Executive Board

Board of Directors remuneration

Chairman of the Board of Directors and executive members of the Board of Directors
The new compensation model was not yet applicable in 2008 and the Chairman of the Board of Directors (BoD) was therefore eligible, in principle, to receive a variable incentive award fully dependent on the Group’s financial performance. However, as announced in the compensation report published on 17 November 2008, the human resources and compensation committee decided against granting any variable compensation award to the Chairman of the BoD for 2008. The total compensation awarded to the Chairman of the BoD, Peter Kurer, for the 2008 financial year was CHF 1,565,647. This amount made him the highest-paid member of the BoD for 2008 and consisted of eight months salary as Chairman of the BoD. This amount does not include the four months of salary he received as a member of the Group Executive Board (GEB).

Under both the new and old compensation models, the decision process to determine the overall compensation of the Chairman of the BoD includes an annual performance assessment by the full BoD and the human resources and compensation committee. Pay levels for comparable functions outside of UBS are also taken into account.

Remuneration for former executive members and the former Chairman of the Board of Directors
Marcel Ospel, former Chairman of the BoD, did not stand for re-election at the AGM of 23 April 2008. Stephan Haeringer, former executive vice chairman of the BoD, retired from the BoD on 2 October 2008. Marco Suter, formerly an executive member of the BoD, stepped down from the BoD on 1 October 2007 and thereafter acted as Group Chief Financial Officer (Group CFO) and as a member of the GEB until his stepping down from this role on 31 August 2008. While Marcel Ospel has retired from UBS as of April 2008, Stephan Haeringer and Marco Suter agreed with UBS to continue their services for UBS until their termination dates of 30 September 2009 and 31 August 2009 respectively.

All three persons were contractually entitled to receive a base salary, a payment based on their average remuneration over the last three years and certain employment benefits until the expiry of their 12-month notice period.
For the fiscal years 2007 and 2008, Marcel Ospel, Stephan Haeringer and Marco Suter did not receive any incentive awards. Furthermore, on 25 November 2008, Marcel Ospel, Stephan Haeringer and Marco Suter announced that they voluntarily relinquished substantial parts of the payments to which they were entitled during their periods of employment with UBS. The total amount waived or repaid was CHF 33 million.
The remaining contractual obligations to all three former BoD members, consisting of those due in 2008 and those upcoming in 2009, net of the CHF 33 million voluntarily waived or repaid, amounted to CHF 10 million. This amount has been fully accrued in 2008 and is reflected in the firm’s 2008 income statement. Of this amount, CHF 2.3 million was for Marcel Ospel, CHF 3.9 million for Stephan Haeringer and CHF 3.8 million for Marco Suter.

Independent members of the Board of Directors
Reflecting their independent status, the remuneration of independent members of the BoD includes no variable component and is therefore not dependent on the financial performance of the UBS Group (Group). Fees for independent

Compensation details and additional information for executive members of the BoD

CHF, except where indicated[a]
				Annual incentive	Discretionary		Contributions
	For the		Annual incentive	award (shares	award (options	Benefits	to retirement
Name, function[1]	year ended	Base salary	award (cash)	— fair value)[b]	— fair value)[c]	in kind[d]	benefits plans[e]	Total

Peter Kurer, Chairman	2008	1,333,333	0	0	0	58,267	174,047	1,565,647

	2007

Marcel Ospel, Chairman	2008	666,667	0	0	0	80,755	87,023	834,445

	2007	2,000,000	0	0	0	307,310	261,069	2,568,379

Stephan Haeringer,	2008	1,125,000	0	0	0	108,846	195,802	1,429,648

Executive Vice Chairman	2007	1,500,000	0	0	0	111,808	261,069	1,872,877

Marco Suter,	2008

Executive Vice Chairman	2007	1,125,000	0	0	0	70,820	155,252	1,351,072

[1] 2008: Peter Kurer was the only executive member in office on 31 December; Marcel Ospel did not stand for re-election in April 2008 and Stephan Haeringer stepped down during the year as a member of the BoD. Both their payments are pro-rata for the four respective nine-month periods served in their functions. 2007: Marco Suter stepped down during the year as a member of the BoD. His 2007 payment was pro-rata for the nine-month period served as Executive Vice Chairman.

Corporate governance and compensation
Compensation, shareholdings and loans

Remuneration details and additional information for independent members of the BoD
CHF, except where indicated[a]
							For the
		HR &	Governance &	Corporate			period							Share
	Audit	compensation	nominating	responsibility	Risk	Strategy	AGM to		Committee	Benefits	Additional			percent-	Number of
Name, function[1]	committee	committee	committee	committee	committee	committee	AGM	Base fee	retainer(s)	in kind	payments		Total	age[3]	shares[4,5]

Ernesto Bertarelli, member		M	M				2008/2009	325,000	200,000	0	0		525,000	100	51,596

			M				2007/2008	325,000	150,000	0	0		475,000	100	14,677

Sally Bott, member[2]		M		M			2008/2009	162,500	75,000	0	0		237,500	50	12,280

							2007/2008

Rainer-Marc Frey, member[2]					M	M	2008/2009	162,500	150,000	0	0		312,500	50	16,158

							2007/2008

Bruno Gehrig, member[2]	M						2008/2009	162,500	100,000	0	0		262,500	50	13,572

							2007/2008

Gabrielle Kaufmann- Kohler, member			C	M			2008/2009	325,000	250,000	0	0		575,000	50	29,731

			M	M			2007/2008	325,000	250,000	0	0		575,000	50	9,349

Sergio Marchionne, senior independent director, vice chairman			M			M	2008/2009	325,000	200,000	0	250,000	[6]	775,000	100	76,228

		M					2007/2008	325,000	200,000	0	0		525,000	100	16,226

Rolf A. Meyer, member[2]	M	M					2008/2009	162,500	150,000	0	0		312,500	50	16,158

	M	C					2007/2008	325,000	650,000	0	0		975,000	50	15,853

Helmut Panke, member		M			M		2008/2009	325,000	300,000	0	0		625,000	50	32,316

			C				2007/2008	325,000	250,000	0	0		575,000	50	9,349

William G. Parrett, member[2]	M						2008/2009	162,500	100,000	0	0		262,500	50	13,572

							2007/2008

David Sidwell, member				M	C		2008/2009	325,000	450,000	0	0		775,000	50	40,072

							2007/2008

Peter Spuhler, member[2]							2008/2009	162,500	0	0	0		162,500	100	15,945

		M					2007/2008	325,000	200,000	0	0		525,000	100	16,226

Peter R. Voser, member	C					M	2008/2009	325,000	400,000	0	0		725,000	50	37,487

	M						2007/2008	325,000	300,000	0	0		625,000	50	10,162

Lawrence A. Weinbach, member[2]	M						2008/2009	162,500	100,000	0	0		262,500	50	13,572

	C						2007/2008	325,000	600,000	0	0		925,000	50	15,040

Joerg Wolle, member		C	M				2008/2009	325,000	300,000	0	0		625,000	50	32,316

			M				2007/2008	325,000	150,000	0	0		475,000	100	14,677

Total 2008													6,437,500

Total 2007													5,675,000

Legend: C = Chairman of the respective committee; M = Member of the respective committee

[1] There were 11 independent BoD members in office on 31 December 2008. David Sidwell was appointed at the AGM on 23 April 2008 and Rolf A. Meyer, Peter Spuhler and Lawrence A. Weinbach stepped down from the BoD at the EGM on 2 October 2008. Sally Bott, Rainer-Marc Frey, Bruno Gehrig and Bill G. Parrett were appointed at the EGM on 2 October 2008. [2] Remunerations is for six months only, as such members either stepped down or were appointed on 2 October 2008.  [3] Fees are paid 50% in cash and 50% in restricted UBS shares. However, independent BoD members can elect to have 100% of their remuneration paid in restricted UBS shares.  [4] For 2008, shares valued at CHF 11.38 (average price of UBS shares at SWX Europe over the last 10 trading days of February 2009), attributed with a price discount of 15%, discount price CHF 9.67. The shares are blocked for four years. For 2007, shares valued at CHF 36.15 (average price of UBS shares at SWX Europe over the last 10 trading days of February 2008), attributed with a price discount of 15%, discount price CHF 30.75. The shares are blocked for four years.  [5] Number of shares is reduced in case of the 100% election to deduct social security contribution. All remuneration payments are submitted to social security contribution/taxes at source.  [6] This payment is associated with the newly created function of a senior independent director.

In addition, one-off cash payments were made to the chair of the risk committee (CHF 500,000), the governance and nominating committee (CHF 300,000) and the human resources and compensation committee (CHF 200,000). These payments reflect the substantial workload of setting up the new risk committee, and expanding the mandate of the governance and nominating committee and the human resources and compensation committee.

Total payments to all members of the BoD
	For the
CHF, except where indicated[a]	year ended	Total

Aggregate of all members of the BoD	2008	10,267,240

Aggregate of all members of the BoD	2007	11,467,328

Corporate governance and compensation

members are reviewed annually by the Chairman of the BoD and the human resources and compensation committee for approval by the BoD. None of the independent members of the BoD has any contract with UBS providing for benefits upon the termination of their term of office at the BoD.

    The BoD substantially reduced the fees payable to members of its committees for 2008. This decision was made following consideration of market practice in comparable global financial services and other relevant companies in Switzerland.
    The table on the prior page shows remuneration for independent members of the BoD between the 2008 and 2009 AGMs.

Group Executive Board compensation

In 2008, total compensation for members of the GEB was reduced significantly from the prior year. The reduction occurred because, due to the overall negative Group result, no variable compensation was granted to GEB members for the performance year 2008. The total compensation for the highest-paid member of the GEB, Marcel Rohner, amounted to CHF 1,814,702 for the financial year 2008.

Base salary
Base salaries are established to be appropriate for the role of each senior executive on an individual basis. Base salaries consist of a fixed amount of compensation and any adjustments are limited to significant changes in job responsibility.

    Due to the variability of annual incentive awards, the ratio of base salary to total compensation can vary significantly from year to year. Since no variable incentive awards were paid for the financial year 2008, base salaries for senior executives and employers contribution to retirement benefit plans amounted to 93.7% of total compensation compared with 20.6% in 2007. The remainder of 6.3% reflects benefits in kind.

Benefits
In order to help attract and retain the best employees in each local market where it operates, UBS provides employee benefits that are competitive within each of these markets. Changes, terminations and the introduction of new benefits are governed by the procedures contained in the “Organization Regulations of UBS AG”. UBS considers benefits to be a supplemental element of total compensation and the benefits offered may vary substantially from location to location.

Generally there are no special benefits for senior executives; they receive the same benefits as all other employees in the location and business where they work.
In Switzerland, senior UBS executives share the same retirement plan benefits as all other employees. The firm’s general pension plan is made up of two defined contribution elements: one plan covering base salary and the other covering variable compensation.
Outside Switzerland, senior UBS executives participate in appropriately-designed local pension plans (in which other employees also participate) which do not provide special provisions for senior executives. In the US, senior executives can choose to participate in a 401K-defined contribution plan which is open to all employees. In addition, some executives participate in legacy defined benefit plans which were available to other employees but are no longer available to new hires. In the UK, senior executives either participate in a pension plan operated on a defined contribution basis or participate in a legacy defined benefit plan which was open to all employees but is closed to participation for new hires. No special pension schemes are offered to senior executives.
è	Refer to “Note 30 Pension and other post-retirement benefit plans” in the financial statements of this report for details on the various retirement benefit plans established in Switzerland and other major markets

Total compensation for all members of the GEB

CHF, except where indicated[a]
				Annual
				incentive	Discretionary		Contributions
			Annual	award	award		to retirement
	For the		incentive	(shares;	(options;	Benefits	benefits
Name, function	year ended	Base salary	award (cash)	fair value)[b]	fair value)[c]	in kind[d]	plans[e]	Total

Marcel Rohner, Group Chief Executive Officer
(highest-paid)	2008	1,500,000	0	0	0	161,768	152,934	1,814,702

Rory Tapner, Chairman &
CEO Asia Pacific (highest-paid)	2007	1,291,960	4,501,900	4,501,904	0	10,256	900	10,306,920

Aggregate of all members of the GEB who
were in office on 31 December 2008[1]	2008	7,815,943	0	0	0	457,652	817,315	9,090,911

Aggregate of all members of the GEB who
were in office on 31 December 2007[1]	2007	6,995,885	15,305,667	15,305,708	0	532,706	912,974	39,052,939

Aggregate of all members of the GEB who
stepped down during 2008[2]	2008	1,614,871	0	0	0	234,838	258,423	2,108,132

Aggregate of all members of the GEB who
stepped down during 2007[2]	2007	2,511,947	23,042,376	6,750,036	0	406,567	275,635	32,986,561

[1] Number and distribution to senior executives: 2008: 12 GEB members in office on 31 December. 2007: eight GEB members in office on 31 December. [2] Number and distribution of senior executives: 2008: includes four months in office as a GEB member for Peter Kurer, eight months in office for Marco Suter and 10 months for Joe Scoby. 2007: includes nine months in office for Huw Jenkins and Clive Standish and six months for Peter Wuffli.

Corporate governance and compensation
Compensation, shareholdings and loans

Cash and equity incentives
“Pay for performance” is the guiding principle of the UBS executive compensation policy. As discussed above, the human resources and compensation committee decided not to grant any variable cash or equity compensation to GEB members for 2008. This decision recognizes the overall poor performance of the Group and the failure to achieve key performance targets despite some highly successful businesses within each of the business divisions.

Replacement of forfeited awards for former employer compensation

Jerker Johansson and Markus Diethelm joined UBS during 2008. In total, they were granted 574,432 shares with a grant date fair market value of CHF 10.7 million, 700,000 options with a strike price of CHF 36.46 and 7,420 options with a strike price of CHF 28.10, as well as a cash amount of CHF 370,000. In line with market practice, these awards were granted as a replacement for compensation and benefits forfeited from their previous employment as a result of joining UBS.

Employment contracts
There were no material changes to employment agreements for existing GEB members during 2008 and the 12-month notice period remained unchanged for the financial year 2008.

Compensation to former members of the Board of
Directors and Group Executive Board

Compensation and benefits in kind paid to former members of the BoD and the GEB reflect legacy agreements still honored by UBS.

Compensation paid to former members of the BoD and GEB[1]

CHF, except where indicated[a]
	For the		Benefits in
Name, function	year ended	Compensation	kind	Total

Georges Blum, former member of the BoD	2008		101,579	101,579

(Swiss Bank Corporation)	2007		90,803	90,803

Franz Galliker, former member of the BoD	2008		69,596	69,596

(Swiss Bank Corporation)	2007		62,174	62,174

Walter G. Frehner, former member of the BoD	2008		74,663	74,663

(Swiss Bank Corporation)	2007		73,061	73,061

Hans (Liliane) Strasser, former member of the BoD	2008		32,673	32,673

(Swiss Bank Corporation)	2007		42,311	42,311

Robert Studer, former member of the BoD	2008		126,208	126,208

(Union Bank of Switzerland)	2007		260,162	260,162

Alberto Togni, former member of the BoD	2008	318,461	427,949	746,410

(UBS)	2007	318,401	502,478	820,879

Philippe de Weck, former member of the BoD	2008		109,703	109,703

(Union Bank of Switzerland)	2007		129,701	129,701

Aggregate of all former members of the GEB[2]	2008	0	171,180	171,180

	2007	0	257,791	257,791

Aggregate of all former members of the BoD and GEB	2008	318,461	1,113,551	1,432,012

	2007	318,401	1,418,481	1,736,882

[1] Compensation or remuneration that is connected with the former members’ activity on the BoD or GEB, or that is not at market conditions. [2] Includes two former GEB members.

Corporate governance and compensation

Explanations of compensation details for executive members of the BoD and members of the GEB:

a.	Local currencies are converted into CHF using the exchange rates as detailed in “Note 39 Currency translation rates” in the financial statements of this report.
b.	Values per share at grant: CHF 36.15/USD 33.55 for shares granted in 2008 related to the performance year 2007. CHF prices are the average price of UBS shares at SWX Europe over the last 10 trading days of February, and USD prices are the average price of UBS shares at the NYSE over the last 10 trading days of February in the year in which they are granted.
c.	No options were granted in 2009 for the performance year 2008.
d.	Benefits in kind – car leasing, company car allowance, staff discount on banking products and services, health and welfare benefits and general expense allowances – are all valued at market price.
e.	Swiss senior executives participate in the same pension plan as all other employees. Under this plan, employees receive a company contribution to the plan which covers compensation up to CHF 820,800. The retirement benefits consist of a pension, a bridging pension and a one-off payout of accumulated capital. Employees must also contribute to the plan. This figure excludes the mandatory employer’s social security contributions (AHV, ALV) but includes the portion attributed to the employer’s portion of the legal BVG requirement. The employee contribution is included in the base salary and annual incentive award components.
In both the US and the UK, senior executives participate in the same plans as all other employees. In the US there are two different plans, one of which operates on a cash balance basis, which entitles the participant to receive a company contribution based on compensation limited to USD 250,000. This plan is no longer available to new hires. US senior executives may also participate in the UBS 401K-defined contribution plan (open to all employees), which provides a company matching contribution for employee contributions. In the UK, senior executives participate in either the principal pension plan, which is limited to an earnings cap of GBP 100,000, or a grandfathered defined benefit plan which provides a pension on retirement based on career average base salary (uncapped).

Corporate governance and compensation
Compensation, shareholdings and loans

Shares, options and loans for the Board of Directors and Group Executive Board (at end of 2008)

Share and option ownership of members of the BoD at 31 December 2007/2008

	For the	Number of	Voting rights	Number of	Potentially conferred	Type and quantity
Name, function[1]	year ended	shares held	in %	options held	voting rights in %[2]		of options[3]

Peter Kurer, Chairman	2008	416,088	0.025	372,995	0.022	xxx:	85 256
						xxxv:	95 913
						xli:	95 913
						xlv:	95 913

	2007	292,762	0.026	350,000	0.031	xxx:	80 000
						xxxv:	90 000
						xli:	90 000
						xlv:	90 000

Sergio Marchionne,	2008	87,926	0.005	0	0.000

senior independent director, vice chairman	2007	45,800	0.004	0	0.000

Ernesto Bertarelli, member	2008	89,434	0.005	0	0.000

	2007	48,411	0.004	0	0.000

Sally Bott, member	2008	1	0.000	0	0.000

	2007

Rainer-Marc Frey, member	2008	0	0.000	0	0.000

	2007

Bruno Gehrig, member	2008	3,000	0.000	0	0.000

	2007

Gabrielle Kaufmann-Kohler, member	2008	18,713	0.001	0	0.000

	2007	3,303	0.000	0	0.000

Helmut Panke, member	2008	31,971	0.002	0	0.000

	2007	13,206	0.001	0	0.000

William G. Parrett, member	2008	4,000	0.000	0	0.000

	2007

David Sidwell, member	2008	1	0.000	0	0.000

	2007

Peter R. Voser, member	2008	30,823	0.002	0	0.000

	2007	11,580	0.001	0	0.000

Joerg Wolle, member	2008	41,509	0.002	0	0.000

	2007	7,709	0.001	0	0.000

[1] This table includes vested, unvested, blocked and unblocked shares and options held by members of the BoD including related parties.    [2] No conversion rights are outstanding.    [3] Refer to “Note 31 Equity participation and other compensation plans” in the financial statements of this report for more information.

Group Executive Board

Senior executive share ownership policy

Share ownership policies are in place to ensure that the interests of management are aligned with those of shareholders. Up to and including 2008, senior executives were required to accumulate and hold UBS shares with an aggregate value of five times the amount of the last three years’ average cash component of their total compensation (base salary plus cash incentive award). Due to changes in the compensation model, the share ownership policy will be changed from 2009 onwards (refer to the “Compensation principles 2009 and beyond for UBS senior executives” section of this report for more information). Senior executives are not permitted to enter into any transaction which hedges, mitigates or otherwise transfers the risk of price movements of unvested UBS shares, notional shares or stock options granted under UBS compensation plans.

Corporate governance and compensation

Share and option ownership of members of the GEB at 31 December 2007/2008

	For the	Number of	Voting rights	Number of	Potentially conferred	Type and quantity
Name, function[1]	year ended	shares held	in %	options held	voting rights in %[2]		of options[3]

Marcel Rohner,	2008	711,366	0.042	1,055,043	0.063	xxv:	31,971
Group Chief Executive Officer						xxx:	213,140
						xxxv:	277,082
						xli:	319,710
						xlv:	213,140

	2007	501,846	0.044	990,000	0.088	xxv:	30,000
						xxx:	200,000
						xxxv:	260,000
						xli:	300,000
						xlv:	200,000

John Cryan,	2008	235,929	0.014	382,673	0.023	v:	21,362
Group Chief Financial Officer						vi:	20,731
						vii:	20,725
						xii:	5,454
						xiii:	5,294
						xiv:	5,292
						xvii:	23,626
						xviii:	23,620
						xix:	23,612
						xxi:	5,526
						xxii:	5,524
						xxiii:	5,524
						xxvii:	17,072
						xxviii:	17,068
						xxix:	17,063
						xxxii:	14,210
						xxxiii:	14,210
						xxxiv:	14,207
						xxxviii:	5,330
						xxxix:	5,328
						xl:	5,326
						xlii:	17,762
						xliii:	17,762
						xliv:	17,760
						xlvi:	53,285

	2007

Markus U. Diethelm,	2008	112,245	0.007	0	0.000		0

Group General Counsel	2007

John A. Fraser,	2008	583,812	0.035	1,144,808	0.068	i:	56,013
Chairman and CEO						viii:	76,380
Global Asset Management						xv:	127,884
						xx:	127,884
						xxxi:	170,512
						xxxvi:	202,483
						xli:	213,140
						xlv:	170,512

	2007	461,764	0.041	1,074,232	0.095	i:	52,560
						viii:	71,672
						xv:	120,000
						xx:	120,000
						xxxi:	160,000
						xxxvi:	190,000
						xli:	200,000
						xlv:	160,000

Marten Hoekstra,	2008	245,397	0.015	684,168	0.041	ii:	8,679
Deputy CEO Global Wealth						iii:	8,421
Management & Business Banking						iv:	8,421
and Head Wealth Management US						ix:	8,823
						x:	12,825
						xi:	8,561
						xxvi:	42,628
						xxxi:	53,285
						xxxvi:	53,285
						xli:	85,256
						xlv:	154,931
						xlvii:	239,053

	2007

Jerker Johansson,	2008	521,544	0.031	753,410	0.045	xlviii:	745,990
Chairman and CEO Investment Bank						xlix:	7,420

	2007

[1] This table includes vested and unvested shares and options held by members of the GEB including related parties.    [2] No conversion rights are outstanding.    [3] Refer to “Note 31 Equity participation and other compensation plans” in the financial statements of this report for more information.

Corporate governance and compensation
Compensation, shareholdings and loans

Share and option ownership of members of the GEB on 31 December 2007/2008 (continued)

	For the	Number of	Voting rights	Number of	Potentially conferred	Type and quantity
Name, function[1]	year ended	shares held	in %	options held	voting rights in %[2]		of options[3]

Philip J. Lofts,	2008	186,434	0.011	577,723	0.034	v:	11,445
Group Chief Risk Officer						vi:	11,104
						vii:	11,098
						xii:	1,240
						xiii:	5,464
						xiv:	1,199
						xvii:	9,985
						xviii:	9,980
						xix:	9,974
						xxi:	1,833
						xxii:	1,830
						xxiii:	1,830
						xxvii:	35,524
						xxviii:	35,524
						xxix:	35,521
						xxxv:	117,090
						xli:	117,227
						xlv:	85,256
						xlvii:	74,599

	2007

Walter Stuerzinger,	2008	296,886	0.018	372,995	0.022	xvi:	31,971
Chief Operating Officer,						xxx:	63,942
Corporate Center						xxxv:	85,256
						xli:	95,913
						xlv:	95,913

	2007	209,442	0.019	350,000	0.031	xvi:	30,000
						xxx:	60,000
						xxxv:	80,000
						xli:	90,000
						xlv:	90,000

Rory Tapner,	2008	827,809	0.049	1,379,533	0.082	vii:	281,862
Chairman and CEO Asia Pacific						xv:	213,140
						xxiv:	213,140
						xxx:	170,512
						xxxv:	159,855
						xli:	170,512
						xlv:	170,512

	2007	514,365	0.046	1,294,486	0.115	vii:	264,486
						xv:	200,000
						xxiv:	200,000
						xxx:	160,000
						xxxv:	150,000
						xli:	160,000
						xlv:	160,000

Raoul Weil,	2008	315,698	0.019	432,409	0.026	xv:	53,285
Chairman and CEO Global Wealth						xxxv:	102,281
Management & Business Banking,						xli:	127,884
relinquished his duties on						xlv:	148,959

an interim basis	2007	212,934	0.019	405,752	0.036	xv:	50,000
						xxxv:	95,976
						xli:	120,000
						xlv:	139,776

Alexander Wilmot-Sitwell,	2008	304,655	0.018	353,807	0.021	xxxiv:	53,282
Chairman and CEO, UBS Group EMEA						xxxvii:	2,130
and Joint Global Head IB Department						xxxviii:	35,524
						xxxix:	35,524
						xl:	35,521
						xlv:	106,570
						xlvii:	85,256

	2007

Robert Wolf,	2008	827,307	0.049	948,473	0.056	xx:	287,739
Chairman and CEO, UBS Group						xxxi:	213,140
Americas/President Investment Bank						xxxvi:	127,884
						xli:	106,570
						xlv:	106,570
						xlvii:	106,570

	2007

[1] This table includes vested and unvested shares and options held by members of the GEB including related parties.    [2] No conversion rights are outstanding.    [3] Refer to “Note 31 Equity participation and other compensation plans” in the financial statements of this report for more information.

Corporate governance and compensation

Total of all blocked and unblocked shares held by non-executive members of the BoD[1]
	Total	Of which non-restricted	Of which blocked until
			2009	2010	2011	2012

Shares held on 31 December 2008	307,378	177,027	12,126	13,592	30,193	74,440

			2008	2009	2010	2011

Shares held on 31 December 2007	296,533	134,808	30,602	43,096	35,874	52,153

[1] Includes related parties.

No individual board member holds 1% or more of all shares issued.

Total of all vested and unvested shares held by the executive members of the BoD and members of the GEB[1]
	Total	Of which vested	Of which vesting
			2009	2010	2011	2012	2013

Shares held on 31 December 2008	5,585,170	2,977,807	1,058,881	595,638	461,376	319,776	171,692

			2008	2009	2010	2011	2012

Shares held on 31 December 2007	6,396,479	3,831,550	796,533	653,726	526,425	362,709	225,536

[1] Includes related parties.

No individual BoD or GEB member holds 1% or more of all shares issued.

Corporate governance and compensation
Compensation, shareholdings and loans

Vested and unvested options held by independent members of the BoD and by members of the GEB on 31 December 2007 / 2008
Type	Number of options	Year of grant	Vesting date	Expiry date	Subscription ratio	Strike price

i	56,013	2001	20.02.2004	20.02.2009	1:1	CHF 46.92

ii	8,679	2002	31.01.2002	31.07.2012	1:1	USD 21.24

iii	8,421	2002	31.01.2004	31.07.2012	1:1	USD 21.24

iv	8,421	2002	31.01.2005	31.07.2012	1:1	USD 21.24

v	32,807	2002	31.01.2003	31.01.2012	1:1	CHF 36.49

vi	31,835	2002	31.01.2004	31.01.2012	1:1	CHF 36.49

vii	313,685	2002	31.01.2005	31.01.2012	1:1	CHF 36.49

viii	76,380	2002	31.01.2005	31.01.2012	1:1	USD 21.24

ix	8,823	2002	28.02.2002	28.08.2012	1:1	USD 21.70

x	12,825	2002	29.02.2004	28.08.2012	1:1	USD 21.70

xi	8,561	2002	28.02.2005	28.08.2012	1:1	USD 21.70

xii	6,694	2002	28.02.2003	28.02.2012	1:1	CHF 36.65

xiii	10,758	2002	28.02.2004	28.02.2012	1:1	CHF 36.65

xiv	6,491	2002	28.02.2005	28.02.2012	1:1	CHF 36.65

xv	394,309	2002	28.06.2005	28.06.2012	1:1	CHF 37.90

xvi	31,971	2002	28.06.2005	28.12.2012	1:1	CHF 37.90

xvii	33,611	2003	01.03.2004	31.01.2013	1:1	CHF 27.81

xviii	33,600	2003	01.03.2005	31.01.2013	1:1	CHF 27.81

xix	33,586	2003	01.03.2006	31.01.2013	1:1	CHF 27.81

xx	415,623	2003	31.01.2006	31.01.2013	1:1	USD 22.53

xxi	7,359	2003	01.03.2004	28.02.2013	1:1	CHF 26.39

xxii	7,354	2003	01.03.2005	28.02.2013	1:1	CHF 26.39

xxiii	7,354	2003	01.03.2006	28.02.2013	1:1	CHF 26.39

xxiv	213,140	2003	31.01.2006	31.01.2013	1:1	CHF 30.50

xxv	31,971	2003	31.01.2006	31.07.2013	1:1	CHF 30.50

xxvi	42,628	2003	31.01.2006	31.07.2013	1:1	USD 22.53

xxvii	52,596	2004	01.03.2005	27.02.2014	1:1	CHF 44.32

xxviii	52,592	2004	01.03.2006	27.02.2014	1:1	CHF 44.32

xxix	52,584	2004	01.03.2007	27.02.2014	1:1	CHF 44.32

xxx	532,850	2004	28.02.2007	27.02.2014	1:1	CHF 48.69

xxxi	436,937	2004	01.03.2007	27.02.2014	1:1	USD 38.13

xxxii	14,210	2005	01.03.2006	28.02.2015	1:1	CHF 47.58

xxxiii	14,210	2005	01.03.2007	28.02.2015	1:1	CHF 47.58

xxxiv	67,489	2005	01.03.2008	28.02.2015	1:1	CHF 47.58

xxxv	837,477	2005	01.03.2008	28.02.2015	1:1	CHF 52.32

xxxvi	383,652	2005	01.03.2008	28.02.2015	1:1	USD 44.81

xxxvii	2,130	2005	04.03.2007	04.03.2015	1:1	CHF 47.89

xxxviii	40,854	2006	01.03.2007	28.02.2016	1:1	CHF 65.97

xxxix	40,852	2006	01.03.2008	28.02.2016	1:1	CHF 65.97

xl	40,847	2006	01.03.2009	28.02.2016	1:1	CHF 65.97

xli	1,332,125	2006	01.03.2009	28.02.2016	1:1	CHF 72.57

xlii	17,762	2007	01.03.2008	28.02.2017	1:1	CHF 67.00

xliii	17,762	2007	01.03.2009	28.02.2017	1:1	CHF 67.00

xliv	17,760	2007	01.03.2010	28.02.2017	1:1	CHF 67.00

xlv	1,348,276	2007	01.03.2010	28.02.2017	1:1	CHF 73.67

xlvi	53,285	2008	01.03.2011	28.02.2018	1:1	CHF 32.45

xlvii	505,478	2008	01.03.2011	28.03.2018	1:1	CHF 35.66

xlviii	745,990	2008	01.03.2011	07.04.2018	1:1	CHF 36.46

xlix	7,420	2008	01.03.2011	06.06.2018	1:1	CHF 28.10

Corporate governance and compensation

Transactions in 2008

In accordance with applicable rules and regulations, management transactions in UBS shares by members of the Board of Directors (BoD) and the Group Executive Board (GEB) are publicly disclosed. On 16 May 2008, persons closely associated with them also have such reporting obligations. Transactions which require reporting are those involving all types of financial instruments whose price is primarily influenced by UBS shares. As a consequence of the issuance of new UBS shares in connection with the stock dividend approved by the extraordinary general meeting on 27 February 2008, the grandfathering of Swiss rules ended on 16 May 2008, and the EU requirements (paragraph 15a of the German Securities Trading Act) regarding the reporting of management transactions are now applicable.

From 1 January to 15 May 2008, four purchases were disclosed with a total value of CHF 5,525,205, as well as two sales with a total value of CHF 847,332. Individuals’ names and transactions made by closely associated persons were not required to be disclosed.
From 16 May until 31 December 2008, seven share purchases were disclosed with a total value of CHF 5,022,563 and USD 27,228, as well as three share sales with a total value of CHF 18,302,528 and USD 757,457 – of which CHF 17,736,100 were due to a single sale. Such disclosures contained the individuals’ names. There were no share purchases or sales made by closely associated persons.
Due to the capital increase with a rights issue in June 2008, there were 29 exercises of subscription rights with a total value of CHF 27,447,987, seven purchases of subscription rights with a total amount of CHF 54,430 and 24 sales of subscription rights with a total value of CHF 3,076,438 and USD 52. These disclosures contained the individuals’ names. Two closely associated parties exercised subscription rights, one sold subscription rights.
Until 2008, UBS executives generally received a majority of their compensation in UBS shares or options. For this reason, management transactions, in general, see sales outweighing purchases. Blackout periods and synchronized dates for unblocking or vesting of shares or options granted as compensation may lead to transactions being concentrated in short time periods.

Corporate governance and compensation
Compensation, shareholdings and loans

Loans

As a global financial services provider and major Swiss domestic bank, UBS typically has business relationships with many large companies. Members of UBS’s BoD often assume management or independent board responsibilities in many of these companies. Moreover, the granting of loans to both individuals and companies is part of UBS’s ordinary business. The members of UBS’s BoD and GEB are granted loans, fixed advances and mortgages at arm’s length market terms.

In 2008, loans granted to companies related to seven independent members of the BoD amounted to CHF 667.3 million, including guarantees, contingent liabilities and unused committed credit facilities. Refer to “Note 32 Related parties” in the financial statements of this report for more information.

Loans granted to former members of the Board of Directors and to the Group Executive Board
In 2008, all loans granted to former members of the BoD and GEB, or to their related parties, were on at arm’s length market terms.

Loans granted to members of the BoD at 31 December 2007/2008
CHF, except where indicated [a]
	For the		Other loans
Name, function[1]	year ended	Secured loans	granted	Total

Peter Kurer, Chairman[2]	2008	1,261,000	0	1,261,000

	2007

Sergio Marchionne, Senior Independent Director, Vice Chairman	2008	0	0	0

	2007	0	0	0

Ernesto Bertarelli, member	2008	0	0	0

	2007	0	0	0

Sally Bott, member	2008	0	0	0

	2007

Rainer-Marc Frey, member	2008	0	0	0

	2007

Bruno Gehrig, member[2]	2008	798,000	0	798,000

	2007

Gabrielle Kaufmann-Kohler, member	2008	0	0	0

	2007	0	0	0

Helmut Panke, member	2008	0	0	0

	2007	0	0	0

William G. Parrett, member[2]	2008	1,167,659	0	1,167,659

	2007

David Sidwell, member	2008	0	0	0

	2007

Peter R. Voser, member	2008	0	0	0

	2007	0	0	0

Joerg Wolle, member	2008	0	0	0

	2007	0	0	0

Aggregate of all members of the BoD		3,226,659	0	3,226,659

[1] No loans have been granted to related parties of the members of the BoD at conditions not customary in the market. [2] Secured loans granted prior to their election to the BoD.

Loans granted to members of the GEB at 31 December 2007/2008
CHF, except where indicated [a]
	For the		Other loans
Name, function[1]	year ended	Secured loans	granted[2]	Total

Markus U. Diethelm, Group General Counsel	2008	3,900,000	0	3,900,000

Joe Scoby, Group Chief Risk Officer [3]	2007	0	3,145,796	3,145,796

Aggregate of all members of the GEB[4]	2008	7,740,562	0	7,740,562

Aggregate of all members of the GEB	2007	3,487,000	3,145,796	6,632,796

[1] No loans have been granted to related parties of the members of the GEB at conditions not customary in the market.    [2] Guarantees.    [3] Joe Scoby stepped down as Group Chief Risk Officer on 4 November 2008.    [4] Including those members of the GEB who stepped down during 2008.

Corporate governance and compensation

Advisory vote

Compensation principles 2009 and beyond
for UBS senior executives

During 2008, the UBS Board of Directors (BoD) reviewed the incentive systems of the UBS Group (Group) and examined their level of alignment with the firm’s values and long-term orientation. Towards the end of the year, UBS announced that a new compensation model would apply from 2009 onwards. At the annual general meeting (AGM) to be held in 2009, shareholders will be invited to participate in an advisory vote on the principles of this new compensation model. This section of this report outlines these principles and explains how the new model will apply to the Chairman of the BoD, independent BoD members and Group Executive Board (GEB) members.

Compensation policy

The Chairman of the UBS BoD receives a fixed base salary that comprises cash and a pre-determined, fixed number of shares.1 The Chairman is not entitled to any variable compensation.

The independent BoD members receive fixed remuneration fees. Independent BoD members are not entitled to any variable compensation.
Compensation for members of the GEB comprises a fixed salary, variable cash compensation and variable equity compensation. Variable compensation awarded to GEB members:
–	is based on long-term performance: Variable compensation remains an important component of the new model, but it is based on clear, long-term performance measures that take business risk into account. Two variable compensation schemes – one in cash (“cash balance plan”), one in equity (“performance equity plan”) – have been defined for the members of the GEB. The results of the senior executive’s business division will be a key factor in determining the amount of variable cash compensation to be awarded. In unprofitable years no new variable cash compensation will be paid. In the performance equity plan, the final number of shares that each senior executive will receive can be determined only after three years, and will be based on achievement against two performance measures: economic profit and relative total shareholder return.
–	addresses risk management: Pay that depends upon long-term performance increases risk awareness. Economic profit used to determine vesting of the performance equity plan is a market-recognized standard for measuring risk-adjusted profit taking into account the cost of equity capital, while the new cash plan no longer pays out immediately, but holds compensation at risk, subject to future business performance.
–	incorporates a “malus” system: A maximum of one-third of a senior executive’s variable cash incentive will be paid out at the beginning of the following year. Should certain material adverse events occur, a “malus” or negative award may be applied to the cash balance plan. Separately, the performance equity plan will deliver between zero and two times each senior executive’s target award. Failure to achieve threshold economic profit targets or a reasonable level of total shareholder return can result in a share delivery that is considerably below target or even zero.

Compensation components

Chairman of the Board of Directors
From January 2009, the Chairman of the BoD receives a fixed base salary comprising cash and a pre-determined fixed number of UBS shares. These shares vest after four years and are subject to a “malus” in loss-making years over the vesting period. This compensation package does not include any variable, performance-dependent component, but does keep the Chairman’s pay aligned with long-term, sustainable value creation through its share component.

Independent members of the Board of Directors
The independent members of the BoD receive fixed remuneration only. Fees are paid 50% in cash and 50% in blocked

Compensation structure

Element of compensation	Chairman of the BoD	Independent members of BoD	Members of the GEB

Fixed pay	Base salary in cash and a fixed number of restricted share awards	Fixed fee (min. 50%; max. 100% in restricted share awards)	Base salary in cash
Variable cash compensation	No	No	Cash balance plan
Variable equity compensation	No	No	Performance equity plan
Share retention policy	Yes (vesting four years after grant)	Yes (blocked for 4 years)	Yes

1 Pending Kaspar Villiger’s election as Chairman of the BoD this renumeration structure would not be applicable to him (but rather a fixed base salary only).

Advisory vote

Corporate governance and compensation
Compensation, shareholdings and loans

UBS shares. However, members can elect to have 100% of their remuneration paid in blocked UBS shares. These shares are attributed with a price discount of 15% and restricted from sale for four years from the date they are granted.

Group Executive Board
Members of the GEB are entitled to a fixed salary. In addition, they may receive variable compensation under either the cash balance plan or the performance equity plan or a combination of both (these plans are discussed below).

Base salary
Members of the GEB receive a fixed base salary that is determined according to the skills, experience and knowledge they bring to their role in the relevant market segment.

Cash balance plan
The cash balance plan rewards long-term profitability by linking variable cash compensation to sustained business performance. The plan allows for a maximum of one-third of a senior executive’s variable cash incentive to be paid out at the beginning of the following year, with the entire cash incentive in question to be paid out over a three-year period. As such, the plan provides a multi-year reflection of performance and compensation. This is designed to ensure that the financial impact of decisions and actions taken in one period impacts the variable compensation over a longer period of time. The system is significantly strengthened through inclusion of a bonus – malus system, which allows for the application of a “malus” or negative award to the balance of variable compensation. Circumstances in which this could occur include: incurring of a financial loss; material restatement of the Group’s financial statements; substantial underachievement of individual performance targets; or the taking of excessive risk or causing of harm to UBS. If a senior executive leaves UBS, the cash balance will be kept at risk for the remaining life of the plan in order to capture any tail risk events.

Performance equity plan
The performance equity plan is forward-looking and dependent on results produced over a three-year time period. At the start of each performance period, senior executives are advised of a potential quantity of restricted performance shares that, subject to the achievement of pre-defined business targets, is expected to vest after three years. A final decision on the actual number of shares that will vest and transfer to the senior executive is only possible after the end of the three-year period, depending upon the level of performance achieved. If UBS’s performance over the three-year period is below target, the number of shares that vest is reduced and may be zero. Should UBS’s performance over the three-year period be above target, the actual number of shares may be adjusted up to two times the original target. Performance measurement for the first award will begin in 2009, with the first possible vesting in 2012. Performance shares are not eligible for dividends during the three-year measurement period.

The final number of shares that will actually vest depends on cumulative achievement against two performance metrics:
–	Economic profit (EP) is an internal measure for value creation that reflects both profitability and the equity required to support business risk. It is calculated by subtracting the cost of equity capital from the annual net profit attributable to UBS shareholders. EP is only realized when the return on capital achieved is greater than the firm’s cost of capital. In order to offset accounting entries which distort the economic perspective, the EP calculation is adjusted for items not reflected in business performance. The three-year EP targets for the performance equity plan are based on the UBS strategic business plan and analyst expectations. Threshold, target and stretch performance goals have been defined for the 2009 – 2011 performance period based on expected EP performance and consideration of the expected market value associated with those EP performance levels. However, the human resources and compensation committee may revise the performance target if an exceptional event occurs that makes this either necessary or advisable.
–	Total shareholder return (TSR) is an external measurement of value creation that measures the total return on a UBS share, i.e. both the dividend yield and the capital appreciation of the share price. UBS measures TSR over a three-year period relative to banking industry performance as

Performance Equity Plan: basic design

1 Refer to the description of UBS’s share retention policy for the Chairman of the BoD and GEB members in this section of the report.  2 Cumulative EP- and TSR-driven vesting multiple (min. 0%; max. 200%).

Corporate governance and compensation

Historic TSR ranking
		UBS rank/
Performance period	UBS TSR	# peer companies[1]

1.4.99–1.4.02	4%	16/27
1.4.00–1.4.03	(4%)	11/27
1.4.01–1.4.04	6%	9/28
1.4.02–1.4.05	10%	9/30
1.4.03–1.4.06	39%	10/30
1.4.04–1.4.07	18%	19/30
1.4.05–1.4.08	(14%)	28/30

  1Current constituents of the Dow Jones Banks Titans 30 Index.

Vesting matrix

1But limited vesting if TSR rank 1–10.

indicated by the components of the Dow Jones Banks Titans 30 Index©. This global index comprises the top 30 companies in the banking sector, as defined by Dow Jones, and has been chosen for its relevance to UBS (banking), for transparency (known listed companies), for sector coverage (30 leading global banks assessed by market capitalization, revenues, and net profit) and for independence (managed by Dow Jones). For greater transparency and consistent with best practice, the TSR for all companies in the index will be measured in a common currency (Swiss franc).
Cumulative EP is the primary and most important performance measure, with relative TSR performance able to either increase or reduce the award indicated by the EP achievement. Both performance conditions will be pre-defined for each three-year performance period. A shortfall in value creation during the performance period, as measured by cumulative EP and relative TSR performance, may result in a “malus” or the vesting of shares below target (this could be as low as zero). However, in case of outperformance against both the EP target and the TSR index, the actual numbers of shares may be adjusted up to two times the orig-

inal target award. If a senior executive leaves UBS before the vesting of an award, the quantity of shares received will be pro-rated to the actual service period as well as being dependent upon the full three-year performance conditions. Awards may be forfeited under certain circumstances.

Employment contracts
All GEB members will receive new employment agreements during 2009, under which notice periods will be reduced from 12 months to six months. Furthermore, any discretionary variable compensation paid to senior executives who leave UBS will, as per the new employment agreements, be based on Group, business division and personal performance. Any amounts paid would be pro-rated to the end of the notice period and would use only variable cash compensation as a basis. Furthermore, any payments would generally be made under the cash balance plan, with two-thirds of any variable cash award being kept “at risk” for the remainder of the three-year performance cycle in order to capture any tail risk events. “Golden parachutes” (in the sense of ex gratia payments made to senior executives due to termination of employment) do not exist at UBS.

Advisory vote

Corporate governance and compensation
Compensation, shareholdings and loans

Share retention policy
Effective 1 January 2009, the Chairman of the BoD and all GEB members are required to retain 75% of all vested shares (after payment of taxes) during their time in office and for a period of eight years from the date of grant. This rule applies for all mandatory share-based compensation plans, in-

cluding the performance equity plan. For example, performance equity plan shares granted in 2009 will continue to be restricted after vesting until 2017 unless the executive leaves UBS.

All shares granted to independent members of the BoD are blocked for a period of four years from the date of grant.

Share retention policy

Financial information

Financial information

244	Introduction
245	Accounting principles
246	Critical accounting policies

251	Consolidated financial statements

251	Management’s report on internal control over financial reporting
252	Report of independent registered public accounting firm on internal control over financial reporting
254	Report of the statutory auditor and the independent registered public accounting firm on the consolidated financial statements
256	Income statement
257	Balance sheet
258	Statement of changes in equity
260	Statement of recognized income and expense
261	Statement of cash flows

263	Notes to the consolidated financial statements
263	1 Summary of significant accounting policies
281	2a Segment reporting
288	2b Segment reporting by geographic location

289	Income statement notes
289	3 Net interest and trading income
291	4 Net fee and commission income
291	5 Other income
292	6 Personnel expenses
292	7 General and administrative expenses
293	8 Earnings per share (EPS) and shares outstanding

294	Balance sheet notes: assets
294	9a Due from banks and loans
295	9b Allowances and provisions for credit losses
295	10 Securities borrowing, securities lending, repurchase and reverse repurchase agreements
296	11 Trading portfolio
297	12 Financial assets designated at fair value
298	13 Financial investments available-for-sale
298	14 Investments in associates
299	15 Property and equipment
300	16 Goodwill and intangible assets

302	17 Other assets

303	Balance sheet notes: liabilities
303	18 Due to banks and customers
303	19 Financial liabilities designated at fair value and debt issued
305	20 Other liabilities
306	21 Provisions and litigation
310	22 Income taxes
312	23 Derivative instruments and hedge accounting

319	Off-balance sheet-information
319	24 Pledgeable off-balance-sheet securities
319	25 Operating lease commitments

321	Additional information
321	26 Capital increases and mandatory convertible notes
322	27 Fair value of financial instruments
330	28 Pledged assets and transferred financial assets which do not qualify for derecognition
331	29 Measurement categories of financial assets and financial liabilities
333	30 Pension and other post-employment benefit plans
339	31 Equity participation and other compensation plans
344	32 Related parties
347	33 Post-balance-sheet events
347	34 Significant subsidiaries and associates
351	35 Invested assets and net new money
352	36 Business combinations
356	37 Discontinued operations
358	38 Reorganizations and disposals
360	39 Currency translation rates
360	40 Swiss banking law requirements
362	41 Supplemental guarantor information required under SEC rules

Financial information

371	UBS AG (Parent Bank)

371	Parent Bank review

372	Parent Bank financial statements
372	Income statement
373	Balance sheet
373	Statement of appropriation of retained earnings

374	Notes to the Parent Bank financial statements
374	Accounting policies

376	Additional income statement information
376	Net trading income
376	Extraordinary income and expenses

377	Additional balance sheet information
377	Allowances and provisions
377	Statement of shareholders' equity
378	Share capital

379	Off-balance sheet and other information
379	Assets pledged or assigned as security for own obligations and assets subject to reservation of title
379	Commitments and contingent liabilities
379	Derivative instruments
380	Fiduciary transactions
380	Due to UBS pension plans
380	Personnel
380	Significant shareholders

381	Corporate governance and compensation report
381	Compensation details and additional information for executive members of the Board of Directors
382	Remuneration details and additional information for independent members of the Board of Directors
383	Total payments to all members of the Board of Directors
383	Total compensation for all members of the Group Executive Board
384	Share and option ownership of members of the Board of Directors
385	Compensation paid to former members of the Board of Directors and Group Executive Board
386	Share and option ownership of members of the Group Executive Board
388	Vested and unvested options held by independent members of the Board and by members of the Group Executive Board
389	Loans granted to members of the Board of Directors
389	Loans granted to members of the Group Executive Board
390	Report of the statutory auditor on the financial statements
392	Confirmation of the auditors concerning conditional capital increase

393	Additional disclosure required under SEC regulations

393	A – Introduction

394	B – Selected financial data
395	Key figures
396	Income statement data
397	Balance sheet data
397	Ratio of earnings to fixed charges

398	C – Information on the company
398	Property, plant and equipment

399	D – Information required by industry guide 3
399	Selected statistical information
399	Average balances and interest rates
401	Analysis of changes in interest income and expense
403	Deposits
404	Short-term borrowings
405	Contractual maturities of investments in debt instruments, available-for-sale
406	Due from banks and loans (gross)
407	Due from banks and loan maturities (gross)
408	Impaired and con-performing loans
409	Cross-border outstandings
410	Summary of movements in allowances and provisions for credit losses
411	Allocation of the allowances and provisions for credit losses
412	Due from banks and loans by industry sector (gross)
413	Loss history statistics

Financial information

Introduction

Financial information 2008
This comprises the audited consolidated financial statements of UBS Group for 2008, 2007 and 2006, prepared according to International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). It

also includes the audited financial statements of UBS AG (the Parent Bank) for 2008 and 2007, prepared according to Swiss banking law. Additional disclosure required by Swiss and US regulations is included where appropriate.

Financial Information

Accounting principles

UBS’s consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and stated in Swiss francs (CHF). Until 2006, UBS also reconciled its Financial Statements to US Generally Accepted Accounting Principles (US GAAP).

Except where clearly identified, all of UBS’s financial information presented in this document is presented on a consolidated basis under IFRS. Pages 371 to 392 contain the financial statements for the UBS AG Parent Bank – the Swiss company, including branches worldwide, which owns all the UBS companies, directly or indirectly. The Parent Bank’s financial statements are prepared in order to meet Swiss regu-
latory requirements and in compliance with Swiss Banking Law. Except in those pages, or where otherwise explicitly stated, all references to “UBS” refer to the UBS Group and not to the Parent Bank. Pages 393 to 413 include additional disclosures required under SEC rules.

All references to 2008, 2007 and 2006 refer to the UBS Group and the Parent Bank’s fiscal years ended 31 December 2008, 2007 and 2006. The Financial Statements for the UBS Group and the Parent Bank have been audited by Ernst & Young Ltd. An explanation of the critical accounting policies applied in the preparation of UBS’s Financial Statements is provided in the next section. The basis of UBS’s accounting is described in Note 1 to the Financial Statements.

Financial information

Critical accounting policies

Basis of preparation and selection of policies

UBS prepares its Financial Statements in accordance with IFRS as issued by the International Accounting Standards Board. The application of certain of these accounting principles requires considerable judgment based upon estimates and assumptions that involve significant uncertainty at the time they are made. Changes in assumptions may have a significant impact on the Financial Statements in the periods where assumptions are changed. Accounting treatments where significant assumptions and estimates are used are discussed in this section, as a guide to understanding how their application affects the reported results. A broader and more detailed description of the accounting policies UBS employs is shown in Note 1 to the Financial Statements.

The application of assumptions and estimates means that any selection of different assumptions would cause the reported results to differ. UBS believes that the assumptions it has made are appropriate, and that UBS’s Financial Statements therefore present the financial position and results fairly, in all material respects. The alternative outcomes discussed below are presented solely to assist the reader in understanding UBS’s Financial Statements, and are not intended to suggest that other assumptions would be more appropriate.
Many of the judgments UBS makes when applying accounting principles depend on an assumption, which UBS believes to be correct, that UBS maintains sufficient liquidity to hold positions or investments until a particular trading strategy matures – i.e. that UBS does not need to realize positions at unfavorable prices in order to fund immediate cash needs. Liquidity is discussed in more detail in the “Liquidity and funding management” section of this report.

Fair value of financial instruments

Financial assets and financial liabilities in UBS’s trading portfolio, financial assets and liabilities designated at fair value, derivative instruments, and financial assets available-for-sale are recorded at fair value on the balance sheet. Changes in the fair value of these financial instruments are recorded in Net trading income in the income statement, except for financial assets available-for-sale, for which changes in fair value are recorded directly in equity until realized or the assets are considered impaired. Key judgments affecting this accounting policy relate to how UBS determines fair value for such assets and liabilities.

Where no active market exists, or where quoted prices are not otherwise available, UBS determines fair value using valuation techniques. In these cases, fair values are estimated from observable data in respect of similar financial instruments, using models to estimate the present value of expected future cash flows or other valuation techniques, using inputs existing at the balance sheet dates. If available, market observable inputs are applied to valuation models (level 2). In cases where market observable inputs are not available for all significant valuation parameters, they are estimated based on appropriate assumptions (level 3). At 31 December 2008, financial assets categorized as level 2 amounted to CHF 965 billion (31 December 2007: CHF 799 billion) and those categories as level 3 amounted to CHF 57 billion (31 December 2007: CHF 76 billion). At 31 December 2008, financial liabilities categorized as level 2 amounted to CHF 931 billion (31 December 2007: CHF 615 billion) and level 3 to CHF 46 billion (31 December 2007: CHF 59 billion).
Valuation models are used primarily to value derivatives transacted in the over-the-counter market, including credit derivatives, unlisted equity and debt securities (including those with embedded derivatives), and other debt instruments for which markets were or have become illiquid in 2008. All valuation models are validated before they are used as a basis for financial reporting, and periodically reviewed thereafter, by qualified personnel independent of the area that created the model. Wherever possible, UBS compares valuations derived from models with prices of similar financial instruments, and with actual values when realized, in order to further validate and calibrate UBS’s models.
A variety of factors are incorporated in UBS’s models, including actual or estimated market prices and rates, such as time value and volatility, and market depth and liquidity. Where available, UBS uses market observable prices and rates derived from market verifiable data. Where such factors are not market observable, changes in assumptions could affect the reported fair value of financial instruments. UBS generally applies its models consistently from one period to the next, ensuring comparability and continuity of valuations over time. However, models are changed or adapted to market developments in situations where peviously used models have limitations and are assessed to be inadequate.
Estimating fair value inherently involves a significant degree of judgment. Management therefore establishes valuation adjustments to cover the risks associated with the estimation of unobservable input parameters and the assumptions within the models themselves. Valuation adjustments are also made to reflect such elements as deteriorating creditworthiness (in-

Financial Information

cluding country-specific risks), concentrations in specific types of instruments and market risk factors (interest rates, currencies, etc.), and market depth and liquidity. Although a significant degree of judgment is, in some cases, required in establishing fair values, management believes that the fair values recorded in the balance sheet and the changes in fair values recorded in the income statement are reflective of the underlying economics, based on UBS’s established fair value and model governance policies and the related controls and procedural safeguards UBS employs. For a description of the valuations of UBS’s positions related to the US student loan auction rate securities, monolines, leveraged finance transactions, US and non-US reference linked notes, US commercial mortgage backed securities and other instruments which were determined relevant for specific disclosure refer to Note 27.
Uncertainties associated with the use of model-based valuations (both level 2 and level 3) are predominantly addressed through the use of model reserves. These reserves reflect the amounts that UBS estimates are appropriate to deduct from the valuations produced directly by the models to reflect uncertainties in the relevant modeling assumptions and inputs used. In arriving at these estimates, UBS considers the range of market practice and how it believes other market participants would assess these uncertainties. Model reserves are periodically reassessed in light of information from market transactions, pricing utilities, and other relevant sources. The level of these model reserves is, nevertheless, to a large extent a matter of judgment.
To estimate the potential effect on the Financial Statements from the use of alternative valuation techniques or assumptions, UBS makes use of the model reserve amounts described above, by scaling the level of the model reserves higher and lower, to assess the impact on valuation of increasing or decreasing the amount of model-related uncertainty considered.
The potential effect of using reasonably possible alternative valuation assumptions has been quantified as follows:
–	Scaling the model reserve amounts upward in line with less favorable assumptions would reduce fair value by approximately CHF 2.5 billion at 31 December 2008, by approximately CHF 2.7 billion at 31 December 2007 and approximately CHF 1.0 billion at 31 December 2006.
–	Scaling the model reserve amounts downward in line with more favorable assumptions would increase fair value by approximately CHF 1.4 billion at 31 December 2008, approximately CHF 2.2 billion at 31 December 2007, and approximately CHF 1.0 billion at 31 December 2006.
Refer to Note 27 for additional sensitivity information for several relevant products.

Goodwill impairment test

The ongoing crisis in the financial markets dramatically changed industry dynamics and the related decrease in market capitalization of UBS made it necessary to monitor closely whether there was indication that goodwill allocated to its cash-generating units was impaired. At 31 December 2008, equity attributable to UBS shareholders stood at CHF 33 billion. UBS’s market capitalization, excluding the shares to be issued upon conversion of the MCNs, amounted to CHF 44 billion at 31 December 2008. On the basis of the impairment testing methodology described in Note 16, UBS concluded that the year-end 2008 balances of goodwill allocated to all its segments remain recoverable. Goodwill allocated to the Investment Bank at 31 December 2008 amounted to CHF 4.3 billion (CHF 5.2 billion at 31 December 2007), to Wealth Management US CHF 3.7 billion, Wealth Management International & Switzerland CHF 1.6 billion and Global Asset Management CHF 2.0 billion. The assessment of the goodwill in the Investment Bank, which is most affected by the financial market crises, was a key focus.

In its review of the year-end 2008 goodwill balance, UBS considered the performance outlook of its Investment Bank division and the underlying business operations to resolve whether the recoverable amount for this unit covers its carrying amount. Based on the estimated cash flows the Investment Bank will generate from its businesses, discounted back to their present value using a discount rate that reflects the risk profile of the Investment Bank’s activities, UBS concluded that goodwill allocated to the Investment Bank remained recoverable on 31 December 2008. The conclusion was reached on the basis of the forecast results of those activities which management expects to generate positive cash flows in future years. The forecasts are based on an expectation that the economic environment will gradually improve over the next three years and reach an average growth level thereafter. The fair value obtained from the model calculation was subject to a stress test by decreasing forecast cash flows by one third and at the same time increasing the discount rate by 3.5 percentage points to 16.5%. The stress value covered the book value of the Investment Bank. However, if the conditions in the financial markets and banking industry further deteriorate and turn out to be worse than anticipated in UBS’s performance forecasts, the goodwill carried in the Investment Bank business division may need to be impaired in future periods.
The same model is applied to all segments carrying goodwill. It is most sensitive to changes in the forecast earnings available to shareholders in year one to five, the estimated

Financial information

return on equity, the underlying equity, the cost of equity and to changes in the long-term growth rate. The applied long-term growth rate is based on long-term risk-free interest rates. Earnings available to shareholders are estimated based on forecast results, business initiatives and planned capital investments and returns to shareholders. Valuation parameters used within the Group’s impairment test model are linked to external market information, where applicable. Management believes that reasonable changes in key assumptions used to determine the recoverable amounts of all segments will not result in an impairment situation.

Reclassification of financial instruments

The International Accounting Standards Board published an amendment to International Accounting Standard 39 (IAS 39 Financial Instruments: Recognition and Measurement) on 13 October 2008, under which eligible financial assets, subject to certain conditions being met, may be reclassified out of the “held for trading” category if the firm has the intent and ability to hold them for the foreseeable future or until maturity.

Although the amendment could have been applied retrospectively from 1 July 2008, UBS decided at the end of October 2008 to apply the amendment with effect from 1 October 2008 following an assessment of the implications on its financial statements.
Effective 1 October 2008, UBS reclassified eligible assets which it intends to hold for the foreseeable future with a fair value of CHF 17.6 billion on that date from “held for trading” to the “loans and receivables” category. In addition, student loan auction rate securities (ARS) with a fair value of CHF 8.4 billion have been reclassified as of 31 December 2008. In fourth quarter 2008, an impairment charge of CHF 1.3 billion was recognized as credit loss expense on reclassified financial instruments. If reclassification had not occurred, the impairment charge would not have been recognized but an additional trading loss of CHF 4.8 billion would have been recorded in UBS’s fourth quarter income statement. Net interest income after reclassification increased by CHF 0.3 billion. Refer to Note 29 for details.

Consolidation of Special Purpose Entities

UBS sponsors the formation of Special Purpose Entities (SPEs) primarily to allow clients to hold investments in separate legal entities, to allow clients to jointly invest in alternative assets, for asset securitization transactions and for buying or selling credit protection. In accordance with IFRS,

UBS does not consolidate SPEs that it does not control. In order to determine whether UBS control an SPE or not, UBS has to make judgments about risks and rewards and assess the ability to make operational decisions for the SPE in question. In many instances, elements are present that, considered in isolation, indicate control or lack of control over an SPE, but when considered together make it difficult to reach a clear conclusion. When assessing whether UBS has to consolidate an SPE it evaluates a range of factors, including whether (a) the activities of the SPE are being conducted on UBS’s behalf according to its specific business needs so that UBS obtains the benefits from the SPE’s operations, or (b) UBS has decision-making powers to obtain the majority of the benefits of the activities of the SPE, or UBS has delegated these decision-making powers by setting up an autopilot mechanism, or (c) UBS has the rights to obtain the majority of the benefits of the activities of an SPE and therefore may be exposed to risks arising from the activities of the SPE, or (d) UBS retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain the benefits from its activities. UBS consolidates a SPE if its assessment of the relevant factors indicates that UBS controls the SPE.
SPEs used to allow clients to hold investments are structures that allow one or more clients to invest in an asset or set of assets, which are generally purchased by the SPE in the open market and not transferred from UBS. The risks and rewards of the assets held by the SPE reside with the clients. Typically, UBS will receive service and commission fees for creation of the SPE, or because it acts as investment manager, custodian or in some other function. Many of these SPEs are single-investor or family trusts while others allow a broad number of investors to invest in a diversified asset base through a single share or certificate. These latter SPEs range from mutual funds to trusts investing in real estate. The majority of UBS’s SPEs are created for client investment purposes and are not consolidated. However, UBS consolidates investment funds in cases where it provides or have a moral obligation to provide financial support to a fund. In these instances UBS generally assumes the majority or a significant portion of the risks of the fund, which, combined with UBS’s role as investment manager, makes the party that can exercise control over the entity.
SPEs used to allow clients to jointly invest in alternative assets, e.g. feeder funds, for which generally no active markets exist, are often in the form of limited partnerships. Investors are the limited partners and contribute all or the majority of the capital, whereas UBS serves as the general partner. In that capacity, UBS is the investment manager and

Financial Information

have sole discretion over investment and other administrative decisions, but have no or only a nominal amount of capital invested. UBS typically receives service and commission fees for UBS’s services as general partner but do not, or only to a minor extent, participate in the risks and rewards of the vehicle, which reside with the limited partners. In most instances, limited partnerships are not consolidated under IFRS because UBS’s legal and contractual rights and obligations indicate that UBS does not have the power to govern the financial and operating policies of these entities and concurrently do not have the objective of obtaining benefits from its activities through such power.
SPEs used for securitization. SPEs for securitization are created when UBS has assets (for example, a portfolio of loans) which it sells to an SPE, and the SPE in turn sells interests in the assets as securities to investors. Consolidation of these SPEs depends mainly on whether UBS retains the majority of the benefits or risks of the assets in the SPE.
UBS does not consolidate SPEs for securitization if it has no control over the assets and no longer retain any significant exposure (for gain or loss) to the income or investment returns on the assets sold to the SPE or the proceeds of their liquidation. This type of SPE is a bankruptcy remote entity – if UBS were to go bankrupt the holders of the securities would clearly be owners of the asset, while if the SPE were to go bankrupt the securities holders would have no recourse to UBS.
SPEs for credit protection are set up to allow UBS to sell the credit risk on portfolios, which may or may not be held by UBS, to investors. They exist primarily to allow UBS to have a single counterparty (the SPE), which sells credit protection to it. The SPE in turn has investors who provide it with capital and participate in the risks and rewards of the credit events that it insures. UBS generally consolidates SPEs used for credit protection.

Equity compensation

IFRS 2 requires that shares and share options awarded to employees are recognized as compensation expense based on their fair value at grant date. In valuing share awards, the employee’s entitlement to receive dividends during the vesting period and post-vesting sale and hedge restrictions and non-vesting conditions are taken into account. The share options UBS issue to its employees have features that make them incomparable to options on UBS’s shares traded in active markets. Accordingly, UBS cannot determine fair value by reference to a quoted market price, but UBS rather estimates it using an option valuation model. The model, a

Monte Carlo simulation, requires inputs such as interest rates, expected dividends, volatility measures and specific employee exercise behavior patterns based on statistical data.
Some of the model inputs UBS uses are not market observable and have to be estimated or derived from available data. Use of different estimates would produce different option values, which in turn would result in higher or lower compensation expense recognized.
Several recognized models for the valuation of options exist but none can be singled out as the best or most correct. The model UBS applys has been selected because it is able to handle some of the specific features included in the options granted to UBS’s employees. If UBS was to use a different model, the option values produced would be different, even if it used the same inputs.
Using both different inputs and a different valuation model could have a significant impact on the fair value of employee share options, which could be either higher or lower than the values produced by the model UBS applys and the inputs it has used.
On 1 January 2008, UBS adopted an amendment to IFRS 2 Share-based Payment: Vesting Conditions and Cancellations and restated the two comparative prior years. The amended standard no longer considers non-compete conditions to establish a service requirement in order to earn the share-based awards. Accordingly, UBS changed its expense recognition for compensation awards that contain non-compete conditions from the stated vesting period to the period over which the employee is required to provide active service in order to earn the award. Post-vesting sale and hedge restrictions and other non-vesting conditions are considered when determining the fair value of an award at grant date. The adoption of these IFRS 2 amendments had the effect that the compensation expense for share and option awards containing non-compete provisions was recognized retrospectively in the year for which the award was granted. Additional compensation expense of CHF 797 million was recognized for 2007 and CHF 516 million for 2006. In 2008, management decided that most of the share-based awards to be granted in March 2009 for the year 2008 will be forfeited if the employee terminates employment with UBS prior to vesting and eliminated the non-compete conditions. Compensation expense for these awards will be recognized over the stated vesting period that commences on 1 March 2009. The adoption of the amendments to IFRS 2 and the large reduction in variable compensation for 2008 resulting in a small number of share grants related to 2008 significantly reduced share-based compensation expense for 2008.

Financial information

Further information on UBS equity compensation plans is disclosed in Note 1a) 22) and Note 31 to the Financial Statements.

Deferred taxes

Deferred tax assets arise from a variety of sources, the most significant being: a) tax losses that can be carried forward to be utilized against profits in future years; and b) expenses recognized in the books but disallowed in the tax return until the associated cash flow occurs.

UBS records a valuation allowance to reduce its deferred tax assets to the amount which can be recognized in line with the relevant accounting standards. The level of deferred tax asset recognition is influenced by management’s assessment of UBS’s future profitability profile. At each balance sheet date, existing assessments are reviewed and, if necessary, revised to reflect changed circumstances. In a situation where recent losses have been incurred, the relevant ac-
counting standards require convincing evidence that there will be sufficient future profitability.
At 31 December 2008, recognized deferred tax assets amount to CHF 8.9 billion. Recognized deferred tax assets include an amount related to tax loss carry-forwards of CHF 8.1 billion, mainly relating to tax losses incurred in UBS AG, Switzerland, that can be utilized to offset taxable income in Switzerland in future years. The losses mainly resulted from the write-down of investments in US subsidiaries. At 31 December 2007, recognized deferred tax assets amounted to CHF 3.2 billion.

Swiss tax losses can be carried forward for seven years. The deferred tax assets recognized at 31 December 2008 have been based on future profitability assumptions over a five year horizon. The level of assets recognized may, however, need to be adjusted in the future in the event of changes to those profitability assumptions. Refer to Note 22 for further details.

Financial Information

Financial information
Consolidated financial statements

Consolidated financial statements

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
UBS management assessed the effectiveness of UBS’s internal control over financial reporting as of 31 December 2008 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of 31 December 31 2008, UBS’s internal control over financial reporting was effective.
The effectiveness of UBS’s internal control over financial reporting as of 31 December 2008 has been audited by Ernst & Young Ltd, UBS’s independent registered public accounting firm, as stated in their report appearing on pages 252 to 253, which expressed an unqualified opinion on the effectiveness of UBS’s internal control over financial reporting as of 31 December 2008.

Financial information
Consolidated financial statements

ERNST & YOUNG

Ernst & Young Ltd
Aeschengraben 9
CH-4051 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the General Meeting of
UBS AG, Zurich and Basel

Basel, 5 March 2009

We have audited UBS AG's internal control over financial reporting as of 31 December 2008, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). UBS AG's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management's Report on Internal Control Over Financial Reporting on page 251. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

Member of the Swiss Institute of Certified Accountants and Tax Consultants

Financial Information

ERNST & YOUNG 2

In our opinion, UBS AG maintained, in all material respects, effective internal control over financial reporting as of 31 December 2008, based on the COSO criteria.

We have also audited, in accordance with Swiss law, Swiss Auditing Standards, International Standards on Auditing and the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of UBS AG as of 31 December 2008 and 2007, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended 31 December 2008 and notes thereto, of UBS AG and our report dated 5 March 2009 expresses an unqualified opinion thereon.

Ernst & Young Ltd

Andrew McIntyre Licensed Audit Expert (Auditor in Charge)	Dr. Andreas Blumer Licensed Audit Expert

Financial information
Consolidated financial statements

Ernst & Young

Ernst & Young Ltd
Aeschengraben 9
CH-4051 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

UBS AG, Zurich and Basel

Basel, 5 March 2009

As statutory auditor, we have audited the financial statements of UBS AG which are comprised of the consolidated balance sheets as of 31 December 2008 and 2007, and the related consolidated statements of income, changes in equity and cash flows, and notes thereto, for each of the three years in the period ended 31 December 2008 on pages 256 to 370.

Board of Directors' Responsibility

The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, and the requirements of Swiss law. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Swiss law, Swiss Auditing Standards, International Standards on Auditing and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design

Member of the Swiss Institute of Certified Accountants and Tax Consultants

Financial Information

Ernst & Young

2

audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UBS AG at 31 December 2008 and 2007, and the consolidated results of operations and the cash flows for each of the three years in the period ended 31 December 2008 in accordance with IFRS, as issued by the International Accounting Standards Board, and comply with Swiss law.

Report on Other Legal and Regulatory Requirements

We confirm that we meet the Swiss legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 Code of Obligations (CO) and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of consolidated financial statements in accordance with the instructions of the Board of Directors.

In accordance with Swiss law, we recommend that the consolidated financial statements submitted to you be approved.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), UBS AG's internal control over financial reporting as of 31 December 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated 5 March 2009 expresses an unqualified opinion on the effectiveness of the Group's internal control over financial reporting.

Ernst & Young Ltd

Andrew McIntyre Licensed Audit Expert (Auditor in Charge)	Dr. Andreas Blumer Licensed Audit Expert

Financial information
Consolidated financial statements

Income statement

		For the year ended			% change from
CHF million, except per share data	Note	31.12.08	31.12.07	31.12.06	31.12.07

Continuing operations

Interest income	3	65,890	109,112	87,401	(40)

Interest expense	3	(59,687)	(103,775)	(80,880)	(42)

Net interest income	3	6,203	5,337	6,521	16

Credit loss (expense) / recovery		(2,996)	(238)	156

Net interest income after credit loss expense		3,207	5,099	6,677	(37)

Net fee and commission income	4	22,929	30,634	25,456	(25)

Net trading income	3	(25,818)	(8,353)	13,743	(209)

Other income	5	884	4,341	1,608	(80)

Total operating income		1,201	31,721	47,484	(96)

Personnel expenses	6	16,262	25,515	24,031	(36)

General and administrative expenses	7	10,498	8,429	7,942	25

Depreciation of property and equipment	15	1,241	1,243	1,244	0

Impairment of goodwill	16, 38	341	0	0

Amortization of intangible assets		213	276	148	(23)

Total operating expenses		28,555	35,463	33,365	(19)

Operating profit from continuing operations before tax		(27,353)	(3,742)	14,119	(631)

Tax expense	22	(6,837)	1,369	2,998

Net profit from continuing operations		(20,517)	(5,111)	11,121	(301)

Discontinued operations

Profit from discontinued operations before tax	37	198	145	888	37

Tax expense	22	1	(258)	(11)

Net profit from discontinued operations		198	403	899	(51)

Net profit		(20,319)	(4,708)	12,020	(332)

Net profit attributable to minority interests		568	539	493	5

from continuing operations		520	539	390	(4)

from discontinued operations		48	0	103

Net profit attributable to UBS shareholders		(20,887)	(5,247)	11,527	(298)

from continuing operations		(21,037)	(5,650)	10,731	(272)

from discontinued operations		150	403	796	(63)

Earnings per share

Basic earnings per share (CHF)	8	(7.54)	(2.42)	5.19	(212)

from continuing operations		(7.60)	(2.61)	4.83	(191)

from discontinued operations		0.05	0.19	0.36	(74)

Diluted earnings per share (CHF)	8	(7.55)	(2.43)	4.99	(211)

from continuing operations		(7.60)	(2.61)	4.64	(191)

from discontinued operations		0.05	0.19	0.34	(74)

Financial information

Balance sheet

				% change from
CHF million	Note	31.12.08	31.12.07	31.12.07

Assets

Cash and balances with central banks		32,744	18,793	74

Due from banks	9	64,451	60,907	6

Cash collateral on securities borrowed	10	122,897	207,063	(41)

Reverse repurchase agreements	10	224,648	376,928	(40)

Trading portfolio assets	11	271,838	660,182	(59)

Trading portfolio assets pledged as collateral	11	40,216	114,190	(65)

Positive replacement values	23	854,100	428,217	99

Financial assets designated at fair value	12	12,882	11,765	9

Loans	9	340,308	335,864	1

Financial investments available-for-sale	13	5,248	4,966	6

Accrued income and prepaid expenses		6,141	11,953	(49)

Investments in associates	14	892	1,979	(55)

Property and equipment	15	6,706	7,234	(7)

Goodwill and intangible assets	16	12,935	14,538	(11)

Other assets	17, 22	19,094	20,312	(6)

Total assets		2,015,098	2,274,891	(11)

Liabilities

Due to banks	18	125,628	145,762	(14)

Cash collateral on securities lent	10	14,063	31,621	(56)

Repurchase agreements	10	102,561	305,887	(66)

Trading portfolio liabilities	11	62,431	164,788	(62)

Negative replacement values	23	851,803	443,539	92

Financial liabilities designated at fair value	19	101,546	191,853	(47)

Due to customers	18	474,774	641,892	(26)

Accrued expenses and deferred income		10,196	22,150	(54)

Debt issued	19	197,254	222,077	(11)

Other liabilities	20, 21, 22	34,040	61,496	(45)

Total liabilities		1,974,296	2,231,065	(12)

Equity

Share capital		293	207	42

Share premium		25,250	12,433	103

Net income recognized directly in equity, net of tax		(4,471)	(1,161)	(285)

Revaluation reserve from step acquisitions, net of tax		38	38	0

Retained earnings		14,892	35,795	(58)

Equity classified as obligation to purchase own shares		(46)	(74)	38

Treasury shares		(3,156)	(10,363)	70

Equity attributable to UBS shareholders		32,800	36,875	(11)

Equity attributable to minority interests		8,002	6,951	15

Total equity		40,802	43,826	(7)

Total liabilities and equity		2,015,098	2,274,891	(11)

Financial information
Consolidated financial statements

Statement of changes in equity

	For the year ended
CHF million	31.12.08	31.12.07	31.12.06

Share capital

Balance at the beginning of the year	207	211	871

Issue of share capital	86	0	1

Capital repayment by par value reduction	0	0	(631)

Cancellation of second trading line treasury shares	0	(4)	(30)

Balance at the end of the year attributable to UBS shareholders	293	207	211

Share premium

Balance at the beginning of the year	8,884	9,870	9,992

Change in accounting policy	3,549	2,770	2,325

Premium on shares issued and warrants exercised	20,003	12	46

Net premium / (discount) on treasury share and own equity derivative activity	(4,626)	(560)	(271)

Employee share and share option plans	(1,961)	898	(56)

Tax benefits from deferred compensation awards	(176)	(557)	604

Transaction costs related to share issuances, net of tax	(423)	0	0

Balance at the end of the year attributable to UBS shareholders	25,250	12,433	12,640

Balance at the end of the year attributable to minority interests	417	556	461

Balance at the end of the year	25,667	12,989	13,101

Net income recognized directly in equity, net of tax

Foreign currency translation

Balance at the beginning of the year	(2,627)	(1,618)	(432)

Change in accounting policy	27	4	(14)

Movements during the year	(3,901)	(986)	(1,168)

Subtotal – balance at the end of the year attributable to UBS shareholders[1]	(6,501)	(2,600)	(1,614)

Balance at the end of the year attributable to minority interests	(1,095)	(480)	(208)

Subtotal – balance at the end of the year	(7,596)	(3,080)	(1,822)

Net unrealized gains / (losses) on financial investments available-for-sale, net of tax

Balance at the beginning of the year	1,471	2,876	931

Net unrealized gains / (losses) on financial investments available-for-sale	(648)	1,213	2,574

Impairment charges reclassified to the income statement	42	14	19

Realized gains reclassified to the income statement	(524)	(2,638)	(649)

Realized losses reclassified to the income statement	6	6	1

Subtotal – balance at the end of the year attributable to UBS shareholders	347	1,471	2,876

Balance at the end of the year attributable to minority interests	2	32	30

Subtotal – balance at the end of the year	349	1,503	2,906

Changes in fair value of derivative instruments designated as cash flow hedges, net of tax

Balance at the beginning of the year	(32)	(443)	(681)

Net unrealized gains / (losses) on the revaluation of cash flow hedges	1,836	239	1

Net realized (gains) / losses reclassified to the income statement	(121)	172	237

Subtotal – balance at the end of the year attributable to UBS shareholders	1,683	(32)	(443)

Balance at the end of the year attributable to minority interests	0	0	0

Subtotal – balance at the end of the year	1,683	(32)	(443)

Net income recognized directly in equity, net of tax – attributable to UBS shareholders	(4,471)	(1,161)	819

Net income recognized directly in equity – attributable to minority interests	(1,093)	(448)	(178)

Balance at the end of the year	(5,564)	(1,609)	641

Revaluation reserve from step acquisitions, net of tax

Balance at the beginning of the year	38	38	101

Movements during the year	0	0	(63)

Balance at the end of the year attributable to UBS shareholders	38	38	38

1 Net of CHF (17) million, CHF 39 million and CHF 83 million of related taxes for the years ended 31.12.08, 31.12.07 and 31.12.06 respectively.

Financial information

Statement of changes in equity (continued)

	For the year ended
CHF million	31.12.08	31.12.07	31.12.06

Retained earnings

Balance at the beginning of the year	38,081	49,151	44,105

Change in accounting policy	(2,286)	(1,423)	(693)

Net profit attributable to UBS shareholders for the year	(20,887)	(5,247)	11,527

Dividends paid[1]	(16)	(4,275)	(3,214)

Cancellation of second trading line treasury shares	0	(2,411)	(3,997)

Balance at the end of the year attributable to UBS shareholders	14,892	35,795	47,728

Balance at the end of the year attributable to minority interests	234	16	(25)

Balance at the end of the year	15,126	35,811	47,703

Equity classified as obligation to purchase own shares

Balance at the beginning of the year	(74)	(185)	(133)

Movements during the year	28	111	(52)

Balance at the end of the year attributable to UBS shareholders	(46)	(74)	(185)

Treasury shares

Balance at the beginning of the year	(10,363)	(10,214)	(10,739)

Acquisitions	(367)	(7,169)	(8,314)

Disposals	7,574	4,605	4,812

Cancellation of second trading line treasury shares	0	2,415	4,027

Balance at the end of the year attributable to UBS shareholders	(3,156)	(10,363)	(10,214)

Minority interests – preferred securities	8,444	6,827	5,831

Total equity attributable to UBS shareholders	32,800	36,875	51,037

Total equity attributable to minority interests	8,002	6,951	6,089

Total equity	40,802	43,826	57,126

1 Stock dividend of 20-for-1 was distributed in April 2008, cash dividends of CHF 2.20 per share and CHF 1.60 per share were paid on 23 April 2007 and 24 April 2006 respectively.

Additional information: Equity attributable to minority interests
	For the year ended
CHF million	31.12.08	31.12.07	31.12.06

Balance at the beginning of the year	6,951	6,089	7,619

Issuance of preferred securities	1,618	996	1,219

Other increases	12	101	131

Decreases and dividend payments	(532)	(502)	(3,191)

Foreign currency translation	(615)	(272)	(182)

Minority interest in net profit	568	539	493

Balance at the end of the year	8,002	6,951	6,089

Financial information
Consolidated financial statements

Statement of changes in equity (continued)

	For the year ended			% change from
Number of shares	31.12.08	31.12.07	31.12.06	31.12.07

Shares issued

Balance at the beginning of the year	2,073,547,344	2,105,273,286	2,177,265,044	(2)

Issuance of share capital	859,033,205	1,294,058	2,208,242

Cancellation of second trading line treasury shares		(33,020,000)	(74,200,000)	100

Balance at the end of the year	2,932,580,549	2,073,547,344	2,105,273,286	41

Treasury shares

Balance at the beginning of the year	158,105,524	164,475,699	208,519,748	(4)

Acquisitions	13,398,118	102,074,942	117,160,339	(87)

Disposals	(109,600,521)	(75,425,117)	(87,004,388)	(45)

Cancellation of second trading line treasury shares		(33,020,000)	(74,200,000)	100

Balance at the end of the year	61,903,121	158,105,524	164,475,699	(61)

On 31 December 2008, a maximum of 100,415 shares can be issued against the future exercise of options from former PaineWebber employee option plans. These shares are shown as conditional share capital in the UBS AG (Parent Bank) disclosure. During 2006, shareholders approved the creation of conditional capital of up to a maximum of 150 million shares to fund UBS’s employee share option programs. In 2008 and 2007, zero and 5,704 shares had been issued under this program. The remaining conditional capital to fund UBS’s employee share option programs amounts to 149,994,296 shares.
On 27 February 2008 the extraordinary general meeting of shareholders approved the creation of a maximum of
CHF 10,370,000 in authorized capital, allowing the distribution of a stock dividend. Additionally, on 23 April 2008, the Annual General Meeting of shareholders (AGM) approved a capital increase that resulted in the issuance of 760,295,181 fully paid registered shares. In addition during 2008, shareholders approved the creation of conditional capital in a maximum amount of 642,750,000 shares for the two issuances of mandatory convertible notes (MCNs). For further information refer to “Note 26 Capital increases and mandatory convertible notes” in the financial statements.
All issued shares are fully paid.

Statement of recognized income and expense

For the year ended	31.12.08			31.12.07			31.12.06
	Attributable to			Attributable to			Attributable to
	UBS			UBS			UBS
	Share-	Minority		Share-	Minority		Share-	Minority
CHF million	holders	interests	Total	holders	interests	Total	holders	interests	Total

Net unrealized gains / (losses) on financial investments available-for-sale, before tax	(1,465)	(30)	(1,495)	(1,825)	2	(1,823)	2,610	9	2,619

Changes in fair value of derivative instruments designated as cash flow hedges, before tax	2,236	0	2,236	541	0	541	332	0	332

Foreign currency translation	(3,884)	(615)	(4,499)	(1,025)	(272)	(1,297)	(1,251)	(182)	(1,433)

Tax on items transferred to / (from) equity	(196)	0	(196)	329	0	329	(676)	0	(676)

Net income recognized directly in equity, net of tax	(3,309)	(645)	(3,954)	(1,980)	(270)	(2,250)	1,015	(173)	842

Net income recognized in the income statement	(20,887)	568	(20,319)	(5,247)	539	(4,708)	11,527	493	12,020

Total recognized income and expense	(24,196)	(77)	(24,273)	(7,227)	269	(6,958)	12,542	320	12,862

Financial information

Statement of cash flows

	For the year ended
CHF million	31.12.08	31.12.07	31.12.06

Cash flow from / (used in) operating activities

Net profit	(20,319)	(4,708)	12,020

Adjustments to reconcile net profit to cash flow from / (used in) operating activities

Non-cash items included in net profit and other adjustments:

Depreciation of property and equipment	1,241	1,253	1,325

Impairment / amortization of goodwill and intangible assets	554	282	196

Credit loss expense (recovery)	2,996	238	(156)

Share of net profits of associates	6	(120)	(117)

Deferred tax expense / (benefit)	(7,020)	(371)	(303)

Net loss / (gain) from investing activities	(797)	(4,085)	(2,092)

Net loss / (gain) from financing activities	(47,906)	3,779	3,659

Net (increase) / decrease in operating assets:

Net due from / to banks	(16,588)	(60,762)	80,269

Reverse repurchase agreements and cash collateral on securities borrowed	236,497	173,433	(61,382)

Trading portfolio, net replacement values and financial assets designated at fair value	350,094	60,729	(177,087)

Loans / due to customers	(174,443)	47,955	64,029

Accrued income, prepaid expenses and other assets	7,229	(2,408)	(4,263)

Net increase / (decrease) in operating liabilities:

Repurchase agreements, cash collateral on securities lent	(220,935)	(271,060)	66,370

Accrued expenses and other liabilities	(32,550)	7,430	14,755

Income taxes paid	(887)	(3,663)	(2,607)

Net cash flow from / (used in) operating activities	77,172	(52,078)	(5,384)

Cash flow from / (used in) investing activities

Investments in subsidiaries and associates	(1,502)	(2,337)	2,856

Disposal of subsidiaries and associates	1,686	885	1,154

Purchase of property and equipment	(1,217)	(1,910)	(1,793)

Disposal of property and equipment	69	134	499

Net (investment in) / divestment of financial investments available-for-sale	(712)	5,981	1,723

Net cash flow from / (used in) investing activities	(1,676)	2,753	4,439

Cash flow from / (used in) financing activities

Net money market paper issued / (repaid)	(40,637)	32,672	16,921

Net movements in treasury shares and own equity derivative activity	623	(2,771)	(3,179)

Capital issuance	23,135	0	1

Capital repayment by par value reduction	0	0	(631)

Dividends paid	0	(4,275)	(3,214)

Issuance of long-term debt, including financial liabilities designated at fair value	103,087	110,874	97,675

Repayment of long-term debt, including financial liabilities designated at fair value	(92,894)	(62,407)	(59,740)

Increase in minority interests[1]	1,661	1,094	1,331

Dividends paid to / decrease in minority interests	(532)	(619)	(1,072)

Net cash flow from / (used in) financing activities	(5,557)	74,568	48,092

Effects of exchange rate differences	(39,378)	(12,228)	(2,099)

Net increase / (decrease) in cash and cash equivalents	30,561	13,015	45,048

Cash and cash equivalents, beginning of the year	149,105	136,090	91,042

Cash and cash equivalents, at the end of the year	179,666	149,105	136,090

Cash and cash equivalents comprise:

Cash and balances with central banks	32,744	18,793	3,495

Money market paper[2]	86,732	77,215	87,144

Due from banks with original maturity of less than three months	60,190	53,097	45,451

Total	179,666	149,105	136,090

1 Includes issuance of preferred securities of CHF 1,617 million, CHF 996 million and CHF 1,219 million for the years ended 31 December 2008, 31 December 2007 and 31 December 2006 respectively.  2 Money market paper is included in the balance sheet under Trading portfolio assets and Financial investments available-for-sale. CHF 3,853 million, CHF 3,364 million and CHF 7,183 million were pledged at 31 December 2008, 31 December 2007 and 31 December 2006 respectively.

Financial information
Consolidated financial statements

Statement of cash flows (continued)

	For the year ended
CHF million	31.12.08	31.12.07	31.12.06

Additional information

Cash received as interest	68,450	103,828	79,805

Cash paid as interest	61,681	97,358	76,109

Cash received as dividends on equities (incl. Associates, see Note 14)	2,779	5,313	4,839

Significant non-cash investing and financing activities

Private equity investments, deconsolidation

Property and equipment	33	24	264

Goodwill and intangible assets	22

Minority interests			62

Motor-Columbus, deconsolidation

Financial investments available-for-sale			178

Property and equipment			2,229

Goodwill and intangible assets			951

Debt issued			718

Minority interests			2,057

Acquisition of ABN AMRO’s Global Futures and Options Business

Property and equipment			13

Goodwill and intangible assets			428

Acquisition of Banco Pactual

Financial investments available-for-sale			36

Property and equipment			9

Goodwill and intangible assets			2,218

Debt issued			1,496

Acquisition of Piper Jaffray

Goodwill and intangible assets			605

Acquisition of McDonald Investments branch network

Property and equipment		3

Goodwill and intangible assets		262

Acquisition of Daehan Investment Trust Management Company

Property and equipment		2

Goodwill and intangible assets		224

Minority interests		60

Acquisition of Caisse Centrale de Réescompte Group (CCR)

Property and equipment	5

Goodwill and intangible assets	405

Debt issued	114

Acquisition of VermogensGroep

Property and equipment	2

Goodwill and intangible assets	173

Financial information

Financial information
Notes to the consolidated financial statements

Notes to the consolidated financial statements

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
The consolidated financial statements of UBS (the “Financial Statements”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and stated in Swiss francs (CHF), the currency of Switzerland where UBS AG is incorporated. On 5 March 2009, the Board of Directors approved them for issue.
Disclosures under IFRS 7 Financial Instruments: Disclosures about the nature and extent of risks and Capital disclosures under IAS 1 Presentation of Financial Statements have been included in the audited parts of the “Risk and treasury management” section.

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

Equity attributable to minority interests is presented in the consolidated balance sheet within equity, separately from equity attributable to UBS shareholders. Net profit attributable to minority interests is shown separately in the income statement.

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
Assets and liabilities of subsidiaries, investments in associates and interests in jointly controlled entities are classified as “held for sale” if their carrying amount will be recovered

Financial information
Notes to the consolidated financial statements

principally through a sale transaction rather than through continuing use – see parts 17) and 26). Major lines of business and subsidiaries that were acquired exclusively with the intent for resale are presented as discontinued operations in the income statement in the period when the sale occurred or it becomes highly probable that a sale will occur within 12 months – see part 26).

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
Assets held in an agency or fiduciary capacity are not assets of the Group and are not reported in the balance sheet, provided the recognition criteria of IFRS are not satisfied.

5) Determination of fair value

For an overview of financial assets and financial liabilities accounted for at fair value, refer to the IAS 39 measurement categories presented in Note 29: financial assets and financial liabilities held for trading (including derivatives), financial assets and financial liabilities designated at fair value through profit or loss, and financial investments available-for-sale.

For details on the determination of fair value, including those on fair value measurements for US student loan auction rate securities, monolines, leveraged finance transactions, US and non-US reference linked notes, US commercial mortgage backed securities and other instruments which were determined relevant for specific disclosure refer to Note 27.

For financial instruments traded in active markets, the determination of fair values of financial assets and financial liabilities is based on quoted market prices or dealer price quotations. For all other financial instruments, fair value is determined using valuation techniques. Valuation techniques include net present value techniques, the discounted cash flow method, comparison to similar instruments for which market observable prices exist and valuation models. UBS uses widely recognized valuation models for determining fair values of non-standardized financial instruments of lower complexity like options or interest rate and currency swaps. For these financial instruments, inputs into models are generally market observable.
For more complex instruments, UBS uses internally developed models, which are usually based on valuation methods and techniques generally recognized as standard within the industry. Valuation models are used primarily to value derivatives transacted in the over-the-counter market, including credit derivatives, unlisted equity and debt securities (including those with embedded derivatives), and other debt instruments for which markets were or have become illiquid in 2008. Some of the inputs to these models may not be market observable and are therefore estimated based on assumptions. The impact on Net profit of financial instrument valuations reflecting non-market observable inputs (level 3 profit and loss) is disclosed in Note 27. When entering into a transaction where model inputs are not market observable, the financial instrument is initially recognized at the transaction price, which is generally the best indicator of fair value. This may differ from the value obtained from the valuation model. The timing of the recognition in income of this initial difference in fair value (“Deferred day 1 profit or loss”) depends on the individual facts and circumstances of each transaction but is never later than when the market data become observable. Refer to Note 27 for details on deferred day 1 profit or loss.
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

Financial information

A breakdown of fair values of financial instruments measured on the basis of quoted market prices in active markets (level 1), valuation techniques reflecting market observable inputs (level 2), and valuation techniques reflecting significant non-market-observable inputs (level 3) is provided in Note 27.

6) Trading portfolio assets and liabilities

Trading portfolio assets consist of debt instruments (including those in the form of securities, money market paper, traded corporate and bank loans), equity instruments (including those in the form of securities), precious metals and other commodities owned by the Group (“long” positions). Trading portfolio liabilities consist of obligations to deliver financial instruments such as debt and equity instruments which the Group has sold to third parties but does not own (“short” positions). The trading portfolio includes non-derivative financial instruments (including those with embedded derivatives) and commodities. Financial instruments which are considered derivatives in their entirety are presented on balance sheet as Positive and Negative replacement values, refer to part 14).
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
An acquired non-derivative financial asset or liability is classified at acquisition as held for trading and presented in the trading portfolio, if it is (a) acquired or incurred principally for the purpose of selling or repurchasing it in the near term; or (b) part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.
The Group uses settlement date accounting when recording trading financial asset transactions. From the date the purchase transaction is entered into (trade date), UBS recognizes any unrealized profits and losses arising from revaluing that contract to fair value in Net trading income. The corresponding receivable or payable is presented on the balance sheet as a positive or negative replacement value. When the transaction is consummated (settlement date), a resulting financial asset is recognized on the balance sheet at the fair value of the consideration given or received plus or minus the change in fair value of the contract since the trade date. When the Group becomes party to a sales contract of a financial asset classified in its trading portfolio, unrealized profits and losses are no longer recognized from the date the sales transaction is entered into (trade date) and it derecognizes the asset on the day of its transfer (settlement date).
Trading portfolio assets transferred to external parties that do not qualify for derecognition (see part 4)) are reclas-

sified on UBS’s balance sheet from Trading portfolio assets to Trading portfolio assets pledged as collateral, if the transferee has received the right to sell or repledge them.

Following an amendment to IAS 39 in 2008 (refer to Note 1b and Note 29), subject to certain conditions being met, financial assets may be reclassified out of the “held for trading” category to the “loans and receivables” category if the firm has the intent and ability to hold them for the foreseeable future or until maturity. UBS has applied this option in fourth quarter 2008 and reclassified several illiquid financial instrument positions to the category “loans and receivables”, which requires these instruments are no longer fair valued through profit or loss but rather accounted for at amortized cost less impairment.

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
Hybrid instruments which fall under criterion a) above include i) bonds and compound debt liabilities issued, ii) compound debt liabilities – OTC, and iii) hybrid financial assets from reverse repurchase agreements. Bonds and compound debt liabilities issued and OTC generally include embedded derivative components which refer to an underlying, e.g. equity price, interest rate, commodities price or index. UBS has designated most of its issued hybrid debt instruments as Financial liabilities designated at fair value through profit or loss.
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

Financial information
Notes to the consolidated financial statements

value basis. Fair value changes related to financial instruments designated at fair value through profit or loss are recognized in Net trading income.

Interest income and interest expense on financial assets and liabilities designated at fair value through profit or loss are included in Interest income on financial assets designated at fair value or Interest on financial liabilities designated at fair value. Refer to Note 3.
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
If a financial investment available-for-sale is determined to be impaired, the cumulative unrealized loss previously recognized in Equity is included in Net profit for the period and reported in Other income. UBS assesses at each balance sheet date whether there is objective evidence that a financial investment available-for-sale is impaired. In case of such evidence, it is considered impaired if its cost exceeds the recoverable amount. The recoverable amount for a quoted financial investment available-for-sale is determined by reference to the market price. A quoted financial investment available-for-sale is considered impaired if objective evidence indicates that the decline in market price has reached such a level that recovery of the cost value cannot be reasonably expected within the foreseeable future. For a non-quoted financial investment available-for-sale (debt and equity instruments), the recoverable amount is determined by applying recognized valuation techniques. The standard method applied for non-quoted equity instruments is based on the multiple of earnings observed in the market for comparable companies. Management may adjust valuations determined in this way based on its judgment. For non-quoted debt instruments, UBS typically determines the recoverable amount by applying the discounted cash flow method.

After the recognition of impairment on a financial investment available-for-sale, a) increases in fair value of equity instruments are reported in Equity and b) increases in fair value of debt instruments up to original cost are recognized in Other income, provided the fair value increase has been triggered by a specific event (as defined by IFRS).

9) Loans and receivables

For an overview of financial assets and financial liabilities accounted for as “loans and receivables”, refer to the IAS 39 measurement categories presented in Note 29.
Loans include loans originated by the Group where money is provided directly to the borrower, participation in a loan from another lender and purchased loans that are not quoted in an active market and for which no intention of immediate or short-term resale exists. Originated and purchased loans that are intended to be sold in the short term are generally recorded as Trading portfolio assets. Certain purchased non-performing loans are recognized as financial investments available-for-sale. In addition, in fourth quarter 2008, UBS has reclassified certain debt financial assets from the category “held-for-trading” to “loans and receivables”, mainly due to illiquid markets for these instruments (refer to Note 1b and Note 29). At 31 December 2008, a significant portion of auction rate securities, including those acquired by UBS from clients was classified as “loans and receivables”. Refer to Note 9.
Loans are recognized when cash is advanced to borrowers. They are initially recorded at fair value, which is the cash given to originate or purchase the loan, plus any transaction costs, and are subsequently measured at amortized cost using the effective interest rate method.
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

Financial information

Commitments

Letters of credit, guarantees and similar instruments commit UBS to make payments on behalf of third parties under specific circumstances. These instruments, as well as undrawn irrevocable credit facilities, carry credit risk and are included in the exposure to credit risk table, in the audited “Credit risk” section of Risk and treasury management, with their gross maximum exposure to credit risk.

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
A loan is classified as non-performing when the payment of interest, principal or fees is overdue by more than 90 days and there is no firm evidence that it will be made good by later payments or the liquidation of collateral, insolvency proceedings have commenced against the firm, or when obligations have been restructured on concessionary terms.
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

11) Securitizations

UBS securitizes various financial assets, which generally results in the sale of these assets to special purpose entities, which in turn issue securities to investors. UBS’s involvement in securitization structures significantly declined in 2008. UBS applies the policies set out in part 3) in determining whether the respective special purpose entity must be consolidated and those set out in part 4) in determining whether derecognition of transferred financial assets is appropriate. The following statements mainly apply to financial asset transfers which are considered true sales to non-consolidated entities.
Interests in the securitized financial assets may be retained in the form of senior or subordinated tranches, interest-only strips or other residual interests (“retained interests”). Retained interests are primarily recorded in Trading portfolio assets and carried at fair value. Gains or losses on securitization are recognized in Net trading income, which is generally when the derecognition criteria are satisfied. Typically, the Group seeks to exit its risk in retained interests shortly after close of the securitization. Synthetic securitization structures typically involve derivative financial instruments for which the principles set out in part 14) apply. Purchased asset-backed securities (ABS), including mortgage-backed securities (MBS), originated by third parties are recognized as financial assets held for trading, or in a minority of cases, as Financial investments available-for-sale. In 2008, certain illiquid ABS were reclassified to the category “loans and re-

Financial information
Notes to the consolidated financial statements

ceivables” and several student loan auction rate securities, which are considered securitized instruments, are classified as loans and receivables after acquiring them from clients.

UBS acted as structurer and placement agent in various MBS and other ABS securitizations. In such capacity, UBS purchased collateral on its own behalf or on behalf of customers during the period prior to securitization. UBS typically sold the collateral into designated trusts at the close of the securitization and underwrites the offerings to investors. UBS earns fees for its placement and structuring services. Consistent with the valuation of similar inventory, fair value of retained tranches is initially and subsequently determined using market price quotations where available or internal pricing models that utilize variables such as yield curves, prepayment speeds, default rates, loss severity, interest rate volatilities and spreads. The assumptions used for pricing are based on observable transactions in similar securities and are verified by external pricing sources, where available.

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
The securities which have been transferred, whether in a borrowing/lending transaction or as collateral, are not recognized on or derecognized from the balance sheet unless the risks and rewards of ownership are also transferred. In such transactions where UBS transfers owned securities and where the borrower is granted the right to sell or repledge them, the securities are reclassified on the balance sheet from Trading portfolio assets to Trading portfolio assets pledged as collateral. Cash collateral received is recognized with a corresponding obligation to return it (Cash collateral on securities lent). Cash collateral delivered is derecognized with a corresponding receivable reflecting UBS’s right to receive it back (Cash collateral on securities borrowed). Securities received in a lending or borrowing transaction are disclosed as off-balance sheet items if UBS has the right to resell or repledge them, with securities that UBS has actually resold or repledged also disclosed separately (see Note 24). Additionally, the sale of securities received in a borrowing or lending transaction triggers the recognition of a trading liability (short sale).

Consideration exchanged in financing transactions (i.e. interest received or paid) is recognized on an accrual basis and recorded as Interest income or Interest expense.

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
In a reverse repurchase agreement, the cash delivered is derecognized and a corresponding receivable, including accrued interest, is recorded in the balance sheet line Reverse repurchase agreements, recognizing UBS’s right to receive it back. In a Repurchase agreement, the cash received is recognized and a corresponding obligation, including accrued interest, is recorded in the balance sheet line Repurchase agreements. Securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on or derecognized from the balance sheet, unless the risks and rewards of ownership are obtained or relinquished. In repurchase agreements where UBS transfers owned securities and where the recipient is granted the right to resell or repledge them, the securities are reclassified in the balance sheet from Trading portfolio assets to Trading portfolio assets pledged as collateral. Securities received in a reverse repurchase agreement are disclosed as off-balance sheet items if UBS has the right to resell or repledge them, with securities that UBS has actually resold or repledged also disclosed separately (see Note 24). Additionally, the sale of securities received in reverse repurchase transactions triggers the recognition of a trading liability (short sale).
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

Financial information

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
Hedge ineffectiveness represents the amount by which the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged item or the amount by which changes in the present value of cash flows of the hedging derivative differ from changes (or expected changes) in the present value of cash flows of the hedged item. Such ineffectiveness is recorded in current period earnings in Net trading income.

Fair value hedges

For qualifying fair value hedges, the change in fair value of the hedging derivative is recognized in the income statement. Those changes in fair value of the hedged item that are attributable to the risks hedged with the derivative instrument are reflected in an adjustment to the carrying value of the hedged item, which is also recognized in the income statement. The fair value change of the hedged item in a portfolio hedge of interest rate risks is reported separately from the hedged portfolio in Other assets or Other liabilities as appropriate. If the hedge relationship is terminated for reasons other than the derecognition of the hedged item, the difference between the carrying value of the hedged item at that point and the value at which it would have been carried had the hedge never existed (the “unamortized fair value adjustment”) is, in the case of interest-bearing instruments, amortized to the income statement over the remaining term of the original hedge, while for non-interest-bearing instruments that amount is immediately recognized in earnings. If the hedged item is derecognized, e.g. due to sale or repayment, the unamortized fair value adjustment is recognized immediately in profit or loss.

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
If a cash flow hedge for a forecast transaction is deemed to be no longer effective, or if the hedge relationship is terminated, the cumulative gain or loss on the hedging derivative previously reported in Equity remains there until the committed or forecast transaction occurs or is no longer expected to occur, at which point it is transferred to profit or loss.

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

Financial information
Notes to the consolidated financial statements

Embedded derivatives

A derivative may be embedded in a “host contract”. Such combinations are known as hybrid instruments and arise predominantly from the issuance of certain structured debt instruments. If the host contract is not carried at fair value with changes in fair value reported in the income statement, the embedded derivative is generally required to be separated from the host contract and accounted for as a stand-alone derivative instrument at fair value through profit or loss if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract, and is the embedded derivative actually meets the definition of a derivative. Bifurcated embedded derivatives are presented on the same balance sheet line as the host contract, and are shown in Note 29 in the “Held for trading” category, reflecting the measurement and recognition principles applied.
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

16) Physical commodities

Physical commodities (precious metals, base metals, energy and other commodities) held by UBS as a result of its broker-trader activities are accounted for at fair value less costs to sell and recognized within the Trading portfolio. Changes in fair value less costs to sell are recorded in Net trading income.

17) Property and equipment

Property and equipment includes own-used properties, investment properties, leasehold improvements, IT, software and communication, plant and manufacturing equipment, and other machines and equipment.
With the exception of investment properties, Property and equipment is carried at cost, less accumulated depreciation and accumulated impairment losses, and is periodically reviewed for impairment. The useful life of property and equipment is estimated on the basis of the economic utilization of the asset.

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

Property held for sale

Non-current property formerly own-used or leased to third parties under an operating lease and equipment the Group has decided to sell and for which the sale within 12 months is highly probable are classified as non-current assets held for sale and recorded in Other assets. Upon classification as held for sale, they are no longer depreciated and are carried at the lower of book value or net realizable value. Foreclosed properties and other properties classified as current assets are included in Properties held for sale and recorded in Other assets. They are carried at the lower of book value and net realizable value.

Investment property

Investment property is carried at fair value with changes in fair value recognized in the income statement in the period of

Financial information

change. UBS employs internal real estate experts to determine the fair value of investment property by applying recognized valuation techniques. In cases where prices of recent market transactions of comparable properties are available, fair value is determined by reference to these transactions.

18) Goodwill and intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of net identifiable assets of the acquired entity at the date of acquisition. Goodwill is not amortized; it is tested yearly for impairment, and, additionally, when a reasonable indication of impairment exists. The impairment test is conducted at the segment level as reported in Note 2a. The segment has been determined as the cash-generating unit for impairment testing purposes as this is the level at which the performance of investments is reviewed and assessed by management. Refer to Note 16 for details.
Intangible assets comprise separately identifiable intangible items arising from business combinations and certain purchased trademarks and similar items. Intangible assets are recognized at cost. The cost of an intangible asset acquired in a business combination is its fair value at the date of acquisition. Intangible assets with a definite useful life are amortized using the straight-line method over their estimated useful economic life, generally not exceeding 20 years. Intangible assets with an indefinite useful life are not amortized. Generally all identified intangible assets of UBS have a definite useful life. At each balance sheet date, intangible assets are reviewed for indications of impairment or changes in estimated future benefits. If such indications exist, the intangible assets are analyzed to assess whether their carrying amount is fully recoverable. An impairment loss is recognized if the carrying amount exceeds the recoverable amount.
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
Current and deferred taxes are recognized as income tax benefit or expense except for current and deferred taxes recognized (i) upon the acquisition of a subsidiary, (ii) for unrealized gains or losses on financial investments available-for-sale, for changes in fair value of derivative instruments designated as cash flow hedges, and for certain foreign currency translations of foreign operations, (iii) for certain tax benefits on deferred compensation awards, and (iv) for gains and losses on the sale of treasury shares. Deferred taxes recognized in a business combination (item (i)) are considered when determining goodwill. Items (ii), (iii) and (iv) are recorded in Net income recognized directly in equity.

20) Debt issued

Short-term debt
Short-term money market paper issued is initially measured at fair value, which is the consideration received, net of transaction costs incurred. Subsequent measurement is at amortized cost, using the effective interest rate method to amortize cost at inception to the redemption value over the life of the debt.

Long-term senior and subordinated
debt without embedded derivative

Issued debt instruments without embedded derivatives are accounted for at amortized cost. However, it is the Group’s policy to apply fair value hedge accounting to its fixed-rate debt instruments when the interest rate risk is managed on a mark-to-market basis. When fair value hedge accounting is applied to fixed-rate debt instruments, the carrying values of debt issues are adjusted for changes in fair value related to the hedged exposure rather than carried at amortized cost – refer to part 14) for further discussion.

Long-term debt with embedded derivative
(related to UBS AG shares)

Debt instruments with embedded derivatives that are related to UBS AG shares (e.g. mandatory convertible notes) are separated into a liability and an equity component at issue

Financial information
Notes to the consolidated financial statements

date if they require physical settlement. When the hybrid debt instrument is issued, a portion of the net proceeds is allocated to the debt component based on its fair value. The determination of fair value is generally based on quoted market prices for UBS debt instruments with comparable terms. The debt component is subsequently measured at amortized cost or at fair value through profit or loss, if the fair value option is applied. The remaining amount of the net proceeds is allocated to the equity component and reported in Share premium. Subsequent changes in fair value of the separated equity component are not recognized. However, if the hybrid debt instrument or the embedded derivative related to UBS AG shares is to be cash settled or if it contains a settlement alternative, then the separated derivative is accounted for as a freestanding derivative, with changes in fair value recorded in Net trading income unless the entire hybrid debt instrument is designated at fair value through profit or loss (“Fair Value Option”) – refer to part 7).

Other long-term debt with embedded derivative (not
related to UBS AG shares)

Debt instruments with embedded derivatives that are related to non-UBS AG equity instruments, foreign exchange, credit instruments or indices are considered structured debt instruments. UBS has designated most of its structured debt instruments at fair value through profit or loss (“Fair Value Option”) – see part 7). If such instruments have not been designated at fair value through profit or loss, the embedded derivative is separated from the host contract and accounted for as a standalone derivative if the criteria for separation are met. The host contract is subsequently measured at amortized cost. The fair value option is not applied to certain hybrid instruments which contain bifurcatable embedded derivatives with references to foreign exchange rates and precious metal prices and which are not hedged by derivative instruments. Those hybrids are still subject to bifurcation of the embedded derivative.
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

21) Post-employment benefits

UBS sponsors a number of post-employment benefit plans for its employees worldwide which include both defined benefit and defined contribution plans and other retirement benefits such as post-employment medical benefits. Contributions to defined contribution plans are expensed when employees have rendered services in exchange for such contributions, generally in the year of contribution.

UBS uses the projected unit credit method to determine the present value of its defined benefit obligations and the related current service cost and, where applicable, past service cost.

The principal actuarial assumptions used are set out in Note 30.
UBS recognizes a portion of its actuarial gains and losses as income or expense if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period are outside the corridor defined as the greater of:

a)	10% of present value of the defined benefit obligation at that date (before deducting the fair value of plan assets); and

b)	10% of the fair value of any plan assets at that date.

The unrecognized actuarial gains and losses exceeding the greater of these two values are recognized in the income statement over the expected average remaining working lives of the employees participating in the plans.

If the defined benefit liability is negative (i.e. a defined benefit asset) measurement of the asset is limited to the lower of the defined benefit asset and the total of cumulative unrecognized net actuarial losses plus unrecognized past service cost plus the present value of economic benefits available in the form of refunds of the plan or reductions in future contributions to the plan. However, no gain is recognized solely as a result of an actuarial loss or past service cost in the current period, and no loss is recognized solely as a result of an actuarial gain in the current period. Refer also to Note 1b.
UBS recognizes curtailments on its defined benefit plans when the reductions in expected future service and in the defined benefit obligation are 10% or more. Reductions in expected future service and in the defined benefit obligation of between 5% and 10% are recognized if deemed material, and reductions of less than 5% are generally not recognized.

22) Equity participation and other compensation plans

Equity participation plans
UBS provides various equity participation plans to employees in the form of share plans and share option plans. UBS recognizes the fair value of share and share option awards, determined at the date of grant, as compensation expense over the period that the employee is required to provide active services in order to earn the award. Plans containing voluntary termination non-compete provisions (i.e. good leaver clause) and no vesting conditions are considered vested in substance at the grant date because no future service is required. The related compensation expense is recognized during the performance year, which is generally the period prior to the grant date. The awards remain forfeitable until the legal vesting date if certain conditions are not met. Forfeiture of awards after the grant date does not result in a reversal of compensation expense as the related services have been received. Plans containing vesting conditions typ-

Financial information

ically have a three-year tiered vesting structure which means awards vest in one-third increments over that period. Such awards may contain provisions that shorten the required service period due to retirement eligibility. In such instances, UBS recognizes compensation expense over the shorter of the legal vesting period and the period from grant to the retirement eligibility date of the employee. Forfeiture of these awards results in a reversal of compensation expense.

The fair value of share awards is equal to the average UBS share price at the date of grant adjusted for an employee’s non-entitlement to dividends during the vesting period (if applicable) and, any post-vesting sale and hedge restrictions and non-vesting conditions. The fair value of share option awards is determined by means of a Monte Carlo simulation which takes into account the specific terms and conditions under which the share options are granted.
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
Refer to Note 1b for the adoption of IFRS 2 Share-based Payment: Vesting Conditions and Cancellations on 1 January 2008.

Other compensation plans

UBS sponsors other deferred compensation plans which can be in the form of fixed or variable deferred cash compensation. Expense is recognized over the service period, which is the period the employee is obligated to work in order to become entitled to the compensation.
Fixed deferred cash compensation is generally awarded in the form of sign-on bonuses and employee forgiveable loans. The grant date fair value is fixed at the grant date.
Variable deferred cash compensation is generally awarded in the form of Alternative Investment Vehicles (AIV’s). The grant date fair value is based on the fair value of the underlying assets (i.e. money market funds, UBS and non-UBS mutual funds and other UBS sponsored funds) on grant date and is subsequently marked-to-market at each reporting date until the award is distributed. Forfeiture of these awards results in the reversal of expense.

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

25) Equity, treasury shares and contracts on UBS shares

UBS AG shares held
UBS AG shares held by the Group are classified in Equity as Treasury shares and accounted for at weighted average cost. The difference between the proceeds from sales of Treasury shares and their cost (net of tax, if any) is reported as Share premium.

Contracts with gross physical settlement

Contracts that require gross physical settlement in UBS AG shares are classified in Equity as Share premium (provided a fixed amount of shares are exchanged against a fixed amount of cash) and accounted for at cost. Upon settlement of such contracts, the difference between the proceeds received and their cost (net of tax, if any) are reported as Share premium.

Contracts with net cash settlement or settlement option for counterparty

Contracts on UBS AG shares that require net cash settlement or provide the counterparty with a choice of settlement are generally classified as trading instruments, with changes in fair value reported in the income statement.

Physically settled written put options and forward share purchase contracts

Physically settled written put options and forward share purchase contracts, including contracts where physical settlement is a settlement alternative, result in the recognition of a financial liability. At inception of the contract, the present value of the obligation to purchase own shares in exchange for cash is transferred out of Equity and recognized as a liability. The liabil-

Financial information
Notes to the consolidated financial statements

ity is subsequently accreted, using the effective interest rate method, over the life of the contract to the nominal purchase obligation by recognizing interest expense. Upon settlement of the contract, the liability is derecognized, and the amount of equity originally recognized as a liability is reclassified within Equity to Treasury shares. The premium received for writing put options is recognized directly in Share premium.

Minority interests

Net profit and Equity are presented including minority interests. Net profit is split into Net profit attributable to UBS shareholders and Net profit attributable to minority interests. Equity is split into Equity attributable to UBS shareholders and Equity attributable to minority interests.

Trust preferred securities issued

UBS has issued trust preferred securities through consolidated preferred funding trusts which hold debt issued by UBS. UBS AG has fully and unconditionally guaranteed all of these securities. UBS’s obligations under these guarantees are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of UBS. The trust preferred securities represent equity instruments which are held by third parties and treated as minority interests in UBS’s consolidated financial statements with dividends paid also reported in Equity attributable to minority interests. UBS bonds held by preferred funding trusts are eliminated in consolidation.

26) Discontinued operations and non-current assets held for sale

UBS classifies individual non-current non-financial assets and disposal groups as held for sale if such assets or disposal groups are available for immediate sale in their present condition subject to terms that are usual and customary for sales of such assets or disposal groups, management is committed to a plan to sell such assets and is actively looking for a buyer, the assets are being actively marketed at a reasonable sales price in relation to their fair value, the sale is expected to be completed within one year, and their sale is considered highly probable. These assets (and liabilities in the case of disposal groups) are measured at the lower of their carrying amount and fair value less costs to sell and presented in Other assets and Other liabilities (see Notes 17 and 20). Netting of assets and liabilities is not permitted.
UBS presents discontinued operations in a separate line in the income statement if an entity or a component of an entity has been disposed of or is classified as held for sale and a) represents a separate major line of business or geographical area of operations, b) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations, or c) is a subsidiary acquired exclusively with a view to resale (e.g., certain private equity investments). Net profit from discontinued operations in-

cludes the net total of operating profit and loss before tax from operations including net gain or loss on sale before tax or measurement to fair value less costs to sell and discontinued operations tax expense. A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of UBS’s operations and cash flows. If an entity or a component of an entity is classified as a discontinued operation, UBS restates prior periods in the income statement – see part 3). Refer to Note 37 for details.

27) Leasing

UBS enters into lease contracts, predominantly of premises and equipment, as a lessor as well as a lessee. The terms and conditions of these contracts are assessed and the leases are classified as operating leases or finance leases according to their economic substance. When making such an assessment, the Group focuses on the following aspects: a) transfer of ownership of the asset to the lessee at the end of the lease term; b) existence of a bargain purchase option held by the lessee; c) whether the lease term is for the major part of the economic life of the asset; d) whether the present value of the minimum lease payments is substantially equal to the fair value of the leased asset at inception of the lease term; and e) whether the asset is of a specialized nature that only the lessee can use without major modifications being made. If one or more of the conditions are met, the lease is generally classified as a finance lease, while the non-existence of such conditions normally leads to a classification as an operating lease.
Lease contracts classified as operating leases where UBS is the lessee are disclosed in Note 25. These contracts include non-cancellable long-term leases of office buildings in most UBS locations. Lease contracts classified as operating leases where UBS is the lessor, and finance lease contracts where UBS is the lessor or the lessee, are not material. Contractual arrangements which are not considered leases in their entirety but which include lease elements are not material to UBS.
UBS recognizes a provision for a lease contract of office space, if the unavoidable costs of a contract exceed the benefits to be received under it, which requires that a lease contract is considered onerous it its entirety. A provision for onerous lease contracts often includes significant vacant rental space.

28) Fee income

UBS earns fee income from a diverse range of services it provides to its customers. Fee income can be divided into two broad categories: income earned from services that are provided over a certain period of time, for which customers are generally billed on an annual or semi-annual basis, and income earned from providing transaction-type services. Fees earned from services that are provided over a certain period of time are recognized ratably over the service period. Fees earned from providing transaction-type services are recognized when

Financial information

the service has been completed. Performance-linked fees or fee components are recognized when the recognition criteria are fulfilled. Loan commitment fees on lending arrangements where the initial expectation is that the loan will be drawn down at some point, are deferred until the loan is drawn down, and then recognized as an adjustment to the effective yield over the life of the loan.

The following fee income is predominantly earned from services that are provided over a period of time: investment fund fees, fiduciary fees, custodian fees, portfolio and other management and advisory fees, insurance-related fees, credit-related fees and commissions received up-front. Fees predominantly earned from providing transaction-type services include underwriting fees, corporate finance fees and brokerage fees.

29) Foreign currency translation

Foreign currency transactions are initially recorded at the spot exchange rate on the date of the transaction. At the balance sheet date, all monetary assets and liabilities and non-monetary assets and liabilities measured at fair value through profit or loss are translated using the closing exchange rate. Non-monetary assets and liabilities not measured at fair value through profit or loss are translated using the historical exchange rate. Realized foreign exchange differences resulting from the sale of assets or settlement of liabilities are recognized in Net trading income.
Unrealized exchange rate differences on monetary assets and liabilities are recorded in Net trading income. Unrealized exchange rate differences on non-monetary financial assets held for trading and non-monetary financial assets designated at fair value through profit or loss are recognized in Net trading income. Unrealized exchange rate differences on non-monetary financial investments available-for-sale are recorded directly in Equity until the asset is sold or becomes impaired.
Upon consolidation, assets and liabilities of foreign entities are translated at the closing exchange rate at the balance sheet date, and income and expense items are translated at the weighted average rate for the period. Differences resulting from the use of closing and weighted average exchange rates and from revaluing a foreign entity’s net asset balance at the closing rate are recognized directly in Foreign currency translation within Equity.

30) Earnings per share (EPS)

Basic earnings per share are calculated by dividing the net profit or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.
Diluted earnings per share are calculated using the same method as for basic EPS and adjusting the net profit or loss for the period attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding to reflect the potential dilution that could occur if options, warrants, con-

vertible debt securities or other contracts to issue ordinary shares were converted or exercised into ordinary shares.

31) Segment reporting

In 2008, UBS’s businesses were organized on a worldwide basis into three business divisions and the Corporate Center. Each business division is comprised of individual business units. Global Wealth Management & Business Banking consists of three business segments: Wealth Management International & Switzerland, Wealth Management US and Business Banking Switzerland. The business divisions Investment Bank and Global Asset Management constitute one segment each. In total, UBS has reported five business segments. Corporate Center includes all corporate functions and elimination items, and is not considered a business segment under IFRS. The presentation of the business segments reflects UBS’s organizational structure and management responsibilities. In February 2009, UBS announced that, going forward, it will divide its business division Global Wealth Management & Business Banking into two new business divisions: Wealth Management & Swiss Bank, comprising all non-Americas wealth management businesses as well as the Swiss private and corporate client business; and the business division Wealth Management Americas.
UBS’s management reporting systems and policies determine the revenues and expenses directly attributable to each business unit. Internal charges and transfer pricing adjustments are reflected in the performance of each business unit.
Inter-business unit revenues and expenses: Revenue-sharing agreements are used to allocate external customer revenues to business units on a reasonable basis. Inter-business unit charges are predominantly reported in the line “Services (to)/from other business units” for both business units concerned. Transactions between business units are conducted at internally agreed transfer prices or at arm’s length. Corporate Center expenses are allocated to the operating business units to the extent appropriate.
Net interest income is allocated to the business units based on their balance sheet positions. Assets and liabilities of the business divisions are funded through and invested with the central treasury departments, with the net margin reflected in the results of each business unit. To complete the allocation, Corporate Center transfers interest income earned from managing UBS’s consolidated equity back to the segments based on the average equity attributed, a concept which was introduced in 2008. Prior to 2008, Corporate Center transferred interest income earned from managing UBS’s consolidated equity back to the segments based primarily on regulatory capital requirements. For detailed discussion on the equity attribution framework, refer to the “Capital management” section of the annual report.
Commissions are credited to the business unit with the corresponding customer relationship, with revenue-sharing agreements for the allocation of customer revenues where several business units are involved in value creation.

Financial information
Notes to the consolidated financial statements

Segment assets and Segment liabilities: Both segment assets and segment liabilities are reported in the management reporting system and shown before the elimination of inter-company balances. Due to the central treasury approach, equity must be allocated to the segments. The allocation basis is average equity attributed, a concept which was introduced in 2008 (for a detailed discussion on the equity attribution framework, refer to the section “Capital management” of this report). Total segment assets and total segment liabilities are derived by taking into account any remaining funding surplus or requirements in each business division. Prior to 2008, the equity was allocated to the segments based pri-

marily on regulatory capital requirements. Refer to Note 2a.

32) Netting

UBS nets assets and liabilities in its balance sheet if it has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. UBS nets the positive and negative replacement values of OTC interest rate swaps transacted with London Clearing House. The positions are netted by currency and across maturities. Furthermore, amounts included in Loans and Due to customers related to the Prime Brokerage Business have been netted, where possible.

b) Changes in accounting policies, comparability and other adjustments

Effective in 2008

IFRS 2 Share-based Payment: Vesting Conditions and Cancellations
On 1 January 2008, UBS adopted an amendment to IFRS 2
Share-based Payment: Vesting Conditions and Cancellations and fully restated the two comparative prior years. The amended standard clarifies the definition of vesting conditions and the accounting treatment of cancellations. Under the amended standard, UBS is required to distinguish between vesting conditions (such as service and performance conditions) and non-vesting conditions.
The amended standard no longer considers vesting conditions to include certain non-compete provisions.
The impact of this change is that UBS compensation awards are expensed over the period that the employee is required to provide active services in order to earn the award. Post-vesting sale and hedge restrictions and non-vesting conditions are considered when determining grant date fair value. The effect of the restatement on the opening balance sheet at 1 January 2006 was as follows: reduction of retained earnings by approximately CHF 2.3 billion, increase of share premium by approximately CHF 2.3 billion, increase of liabilities (including deferred tax liabilities) by approximately CHF 0.5 billion, and increase of deferred tax assets by approximately CHF 0.5 billion. Net profit attributable to UBS shareholders declined by CHF 863 million in 2007 and by CHF 730 million in 2006. Additional compensation expenses of CHF 797 million and CHF 516 million was recognized in 2007 and 2006, respectively. These additional compensation expenses include awards granted in 2008 for the performance year 2007. The impact of the restatement on total equity as of 31 December 2007 was a decrease of CHF 366 million. Retained earnings at 31 December 2007 decreased by approximately CHF 3.9 billion, share premium increased by approximately CHF 3.5 billion, liabilities (including deferred tax liabilities) increased by approximately CHF 0.6 billion and deferred tax assets increased by approximately CHF 0.2 billion. The restatement decreased basic and diluted earnings per share for the year ended 31 December 2007 by CHF 0.40 each and for the year ended 31 December 2006 by CHF 0.33 and CHF 0.31, respectively. In order to provide comparative information, these amounts also reflect the retrospective adjustments to shares outstanding in 2007 due to the capital increase and the share dividend paid in 2008.

The additional compensation expense is attributable to the acceleration of expenses related to share-based awards as well as for certain alternative investment vehicle awards and deferred cash compensation awards which contain non-compete provisions and sale and hedge restrictions that no longer qualify as vesting conditions under the amended standard.

Reclassifications of financial instruments

The International Accounting Standards Board published an amendment to International Accounting Standard 39 (IAS 39 Financial Instruments: Recognition and Measurement) on 13 October 2008, under which eligible financial assets, subject to certain conditions being met, may be reclassified out of the “held for trading” category if the firm has the intent and ability to hold them for the foreseeable future or until maturity.
Although the amendment could have been applied retrospectively from 1 July 2008, UBS decided at the end of October 2008 to apply the amendment with effect from 1 October 2008 following an assessment of the implications on its financial statements.
Effective 1 October 2008, UBS reclassified eligible assets which it intends to hold for the foreseeable future with a fair value of CHF 17.6 billion on that date from “held for trading” to the “loans and receivables” category. In addition, student loan auction rate securities (ARS) with a fair value of CHF 8.4 billion have been reclassified as of 31 December 2008. In fourth quarter 2008, an impairment charge of CHF 1.3 billion was recognized as a credit loss expense on reclassified financial instruments. If reclassification had not occurred, the impairment charge would not have been recognized but an additional trading loss of CHF 4.8 billion would have been recorded in UBS’s income statement. Net interest income after reclassification increased by CHF 0.3 billion. Refer to Note 29 for details.

Financial information

Recognition of a defined benefit asset for the Swiss pension plan

In third quarter 2008, UBS concluded that it meets the requirements in IAS 19 Employee Benefits to recognize a defined benefit asset associated with its Swiss pension plan. Prior to this, it had been UBS policy to only disclose this amount in the Note “Pension and Other Post-Employment Benefit Plans” of UBS’s Annual Report. UBS concluded that recognition of an asset should also consider unrecognized net actuarial losses and past service costs as permitted by IAS 19 as this results in a better reflection of the corridor approach.
UBS considered this a change in accounting policy to be applied retrospectively as required by IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The change in accounting policy resulted in the following effects on the balance sheets for 1 January 2007, 31 December 2007, and 30 September 2008, which is the date the change in accounting policy was effective: an increase of approximately CHF 2.1 billion in Other assets, an increase of approximately CHF 0.5 billion in Deferred tax liabilities and an increase of approximately CHF 1.6 billion in Retained earnings. There was no material impact to the income statements or earnings per share for these periods.

Revenues from Industrial Holdings and Goods and materials purchased

The income statement no longer includes the lines Revenues from Industrial Holdings and Goods and materials purchased, as the last consolidated industrial private equity investment in Industrial Holdings was sold in first quarter 2008 and is classified as a discontinued operation in UBS’s income statement. Prior periods have been restated to reflect this classification.

Changes to segment reporting

UBS has continuously reduced its private equity business in Industrial Holdings over the last three years. The business no longer includes consolidated industrial private equity investments. Starting first quarter 2008, UBS is reporting the remaining activities from this business, mainly financial investments available-for-sale, under Corporate Center.

Trading portfolio assets pledged as collateral

The balance sheet line Trading portfolio assets pledged as collateral includes financial assets held for trading which UBS has transferred to third parties with the right of rehypothecation. Financial assets held for trading which UBS has transferred to third parties without the right of rehypothecation are presented under Trading portfolio assets. In order to apply this presentation policy consistently, financial instruments have been reclassified from Trading portfolio assets pledged as collateral to Trading portfolio assets in the amount of CHF 50.1 billion as at 31 December 2007. The reclassification did not impact the income statements or earnings per share.

IFRIC 13 Customer Loyalty Programmes

IFRIC 13 was issued on 28 June 2007 and is effective for annual periods beginning on or after 1 July 2008. IFRIC 13 addresses how companies that grant their customers loyalty award credits when buying goods or services should account for their obligation to provide free or discounted goods and services, if and when the customers redeem the points. IFRIC 13 requires entities to allocate some of the proceeds of the initial sale to the award credits and recognize these proceeds as revenue only when they have fulfilled their obligations to provide goods or services. This interpretation had no significant impact on UBS’s Financial Statements.

IFRIC 14 The Limit on a Defined Benefit Asset Minimum Funding Requirements and their Interaction – IAS 19

IFRIC 14 was issued on 5 July 2007 and is effective for annual periods beginning on or after 1 January 2008. IFRIC 14 provides guidance regarding the circumstances under which refunds and future reductions in contributions from a defined benefit plan can be regarded as available to an entity for the purpose of recognizing a net defined benefit asset. Additionally, in jurisdictions where there is both a minimum funding requirement and restrictions on the amounts that companies can recover from the plan, either as refunds or reductions in contributions, additional liabilities may need to be recognized. This interpretation had no impact on UBS’s Financial Statements.

IAS 23 Borrowing Costs

The IASB issued a revised version of IAS 23 on 29 March 2007. The revised Standard is effective for annual periods beginning 1 January 2009. UBS earlier adopted the revised standard early from 1 January 2008 on a prospective basis, as permitted by the Standard. The revisions require that borrowing costs attributable to the acquisition, construction or production of a qualifying asset be capitalized as part of the cost of that asset. The adoption of the revised standard did not have a material impact on UBS’s Financial Statements.

Effective in 2007 and earlier

IFRS 7 Financial Instruments: Disclosures
On 1 January 2007, UBS adopted the disclosure requirements for financial instruments under IFRS 7. The new standard has no impact on recognition, measurement and presentation of financial instruments. Accordingly, the first-time adoption of IFRS 7 had no effect on Net profit and Equity. Rather, it requires UBS to provide disclosures in its financial statements that enable users to evaluate: a) the significance of financial instruments for the entity’s financial position and performance (refer to the notes to the Financial Statements), and b) the nature and extent of credit, market and liquidity risks arising from financial instruments (including details about concentrations of such risks) during the period and at the reporting date, and how UBS manages those risks (refer

Financial information
Notes to the consolidated financial statements

to the audited sections in Risk and treasury management). The disclosure principles of IFRS 7 complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in IAS 32 Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement.

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

Syndicated finance revenues

In fourth quarter 2007, UBS revised the presentation of certain syndicated finance revenues in its income statement. Revenues which relate to syndicated loan commitments designated at fair value through profit or loss are now presented in Net trading income rather than as Debt underwriting fees in Net fee and commission income. Prior periods have been adjusted to conform to this presentation. The adjustments resulted in a reduction of Net fee and commission income of CHF 425 million for 2006 and a corresponding increase in Net trading income in this period. The change in presentation had no impact on UBS’s Net profit and Earnings per share for 2006. The adoption of the following new interpretations on 1 January 2007 had no material impact on UBS’s Financial Statements.

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

IFRIC 8 Scope of IFRS 2

This IFRIC addresses whether IFRS 2 applies to transactions in which the entity cannot identify specifically some or all of the goods or services received. The interpretation requires that IFRS 2 be applied to transactions in which goods or services are received, such as transactions in which an entity receives goods or services as consideration for equity instru-

ments of the entity. This includes transactions in which the entity cannot identify specifically some or all of the goods or services received. The unidentifiable goods or services received (or to be received) should be measured as the difference between the fair value of the share-based payment and the fair value of any identifiable goods or services received (or to be received). Measurement of the unidentifiable goods or services received should take place at the grant date. However, for cash-settled transactions, the liability should be remeasured at each reporting date until it is settled.

IFRIC 9 Reassessment of Embedded Derivatives

The interpretation clarifies that an entity should not reassess whether an embedded derivative needs to be separated from the host contract after the initial hybrid contract is recognized, unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. This interpretation did not have an impact on UBS’s Financial Statements.

IFRIC 10 Interim Financial Reporting and Impairment

The new interpretation of IAS 39 and IAS 36 requires that impairment losses recognized in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost must not be reversed at a subsequent balance sheet date. This interpretation did not have an impact on UBS’s Financial Statements.

IFRIC 11 IFRS 2: Group and Treasury Share Transactions

IFRIC 11 provides guidance on (a) how to account for share-based payment arrangements between entities within the same group; (b) determining whether a transaction should be accounted for as equity-settled or cash-settled when an entity either chooses or is required to buy equity instruments (i. e. treasury shares) from another party to satisfy its obligations to its employees; and (c) determining whether a transaction should be accounted for as equity-settled or cash-settled when an entity’s employees are granted rights to equity instruments of the entity (e. g. share options), either by the entity itself or by its shareholders, and the shareholders of the entity provide the equity instruments needed. The interpretation requires that share-based payment transactions in which an entity receives services as consideration for its own equity instruments be accounted for as an equity-settled transaction. This applies regardless of whether the entity chooses or is required to buy those equity instruments from another party to satisfy its obligations to its employees under the share-based payment arrangement.

IAS 39 Financial Instruments: Recognition and Measurement – Amendment to the Fair Value Option

UBS adopted the revised IAS 39 fair value option on 1 Janu-

Financial information

ary 2006. On the transition date of the revised standard, 1 January 2006, UBS did not apply the fair value option to any previously recognized financial asset or financial liability for which the fair value option had not been used under the previous fair value option guidance.

Staff Accounting Bulletin (SAB) 108

In response to the release of the Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 108, Con-

sidering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, UBS elected to adopt a modified quantitative framework for assessing whether the financial statement effect of a misstatement is material because it renders a better evaluation of those effects. This method, which UBS adopted in December 2006, uses a dual approach for quantifying the effect of a misstatement that considers both the carryover and reversing effects of prior year misstatements.

c) International Financial Reporting Standards and Interpretations to be adopted in 2009 and later

Effective in 2009

IFRS 8 Operating Segments
IFRS 8 Operating Segments is effective on 1 January 2009 and will replace IAS 14 Segment Reporting. Under the requirements of the new standard, UBS’s external segmental reporting will be based on the internal reporting to the Group Executive Board (or, the “chief operating decision maker”) which makes decisions on the allocation of resources and assesses the performance of the reportable segments. Based on the new UBS structure which was announced in February 2009 and following IFRS 8 guidance, UBS will report four operating segments in 2009. The business divisions, Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and Investment Bank represent one reportable segment each. Corporate Center does not meet the requirements of an operating segment and will be shown separately. In addition, the new standard requires UBS to provide descriptive information about the types of products and services from which each reportable segment derives its revenue. As UBS’s reportable segment operations are mainly financial, the total interest income and expense for all reportable segments will be presented on a net basis. Based on the present arrangement of revenue-sharing agreements, the inter-segment revenue for UBS is unlikely to be material. Going forward, the segment assets and segment liabilities will be disclosed without the intercompany balances which are in line with the internal reporting. An explanation of the basis on which the segment information is prepared and reconciliations to the amounts presented in the income statement and balance sheet are also required by the new standard. In addition, UBS will be providing geographical information about total operating income and total non-current assets based on the following new geographical breakdown, Switzerland, UK, Rest of Europe, USA, Asia Pacific and Rest of the World.

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

In addition, the IASB issued a further amendment to IAS 1 and an amendment to IAS 32 regarding puttable financial instruments and obligations arising on liquidation in February 2008. The IAS 32 amendment clarifies under which circumstances puttable financial instruments and obligations arising on liquidation have to be treated as equity instruments. The amendment is limited in scope and is restricted to the accounting for such instruments under IAS 1, IAS 32, IAS 39 and IFRS 7. The amendment to IAS 1 requires additional information about puttable financial instruments and obligations arising on liquidations which have to be treated as equity instruments. UBS will adopt the two amendments on 1 January 2009. It is not expected that these amendments will have a significant impact on UBS’s Financial Statements.

Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards and IAS 27 Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate

The amendments to IFRS 1 and IAS 27 were issued on 22 May 2008 and are effective for annual periods beginning on 1 July 2009 (which is 1 January 2010 for UBS) and 1 January 2009, respectively. The amendments to IFRS 1 allow a first-time adopter, at its date of transition to IFRSs in its separate financial statements, to use a deemed cost to account for an investment in a subsidiary, jointly controlled entity or associate. The amendments to IAS 27 remove the definition of “cost method” and require all dividends from a subsidiary, jointly controlled entity or associate to be recognized as income in the separate financial statements of the investor when the right to receive the dividend is established and provides guidance on the formation of a new parent entity. These amendments have no impact on UBS’s Financial Statements.

Financial information
Notes to the consolidated financial statements

IFRIC 15 Agreements for the Construction of Real Estate

IFRIC 15 was issued on 3 July 2008 and is effective for annual periods beginning on or after 1 January 2009. IFRIC 15 provides guidance on the accounting for agreements for the construction of real estate where entities enter into agreements with buyers before construction has been completed and the timing of revenue recognition. UBS does not expect this interpretation to have a significant impact on its Financial Statements.

IFRIC 16 Hedges of a Net Investment in a Foreign Operation

IFRIC 16 was issued on 1 October 2008 and is effective for annual periods beginning on or after 1 October 2008. IFRIC 16 provides guidance in determining which foreign exchange risks arising from net investments in foreign operations of subsidiaries, associates, joint ventures or branches qualify for hedge accounting in accordance with IAS 39 Financial Instruments: Recognition and Measurement. IFRIC 16 clarifies that net investment hedging can only be applied when the net assets of the foreign operation are recognized in the entity’s consolidated financial statements. UBS is currently assessing the impact of this interpretation on its Financial Statements.

Effective in 2010, if not adopted early

Amendments to IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items
The amendment to IAS 39 was issued on 31 July 2008 and is effective for annual periods beginning on or after 1 July 2009. The amendments provide additional guidance on the designation of a hedged item. The amendment clarifies how the existing principles underlying hedge accounting should be applied in two particular situations: a) a one-sided risk in a hedged item and b) inflation in a financial hedged item. UBS does not expect these amendments to have a significant impact on its Financial Statements.

IFRIC 17 Distributions of Non-cash Assets to Owners

IFRIC 17 was issued on 27 November 2008 and is effective for annual periods beginning on or after 1 July 2009. IFRIC 17 clarifies when a dividend payable should be recognized, how the dividend payable should be measured and how to account for the difference between the carrying amount of the asset distributed and the carrying amount of the dividend payable once the dividend payable is settled. UBS is currently assessing the impact of this interpretation on its Financial Statements.

IFRIC 18 Transfers of Assets from Customers

IFRIC 18 was issued on 29 January 2009 and is effective, prospectively, for transfers of assets from customers re-

ceived on or after 1 July 2009. The IFRIC clarifies how to account for transfers of items of property, plant and equipment by entities that receive such transfers from their customers. The interpretation also applies to agreements in which an entity receives cash from a customer when that amount of cash must be used only to construct or acquire an item of property, plant and equipment and the entity must then use that item to provide the customer with ongoing access to a supply of goods and/or services. UBS is currently assessing the impact of this interpretation on its Financial Statements.

IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements

In January 2008, the IASB issued a revised Standard of IFRS 3 Business Combinations and amendments to IAS 27 Consolidated and Separate Financial Statements. The most significant changes under revised IFRS 3 are as follows:
–	Contingent consideration will be recognized at fair value as part of the consideration transferred at the acquisition date. Currently contingent consideration is only recognized once it meets the probability and reliably measurable criteria.
–	Non-controlling interests in an acquiree will either be measured at fair value or as the non-controlling interest’s proportionate share of the fair value of net identifiable assets of the entity acquired. The option is available on a transaction-by-transaction basis.
–	Transaction costs incurred by the acquirer will no longer be part of the acquisition cost but will have to be expensed as incurred.
The revised IFRS 3 is effective for annual periods beginning on or after 1 July 2009 and has to be applied prospectively from the date of adoption to business combinations consummated after that date. Business combinations consummated prior to that date will not be impacted.
The amendments to IAS 27 reflect changes in the accounting for non-controlling interests and deal primarily with the accounting for changes in ownership interests in subsidiaries after control is obtained, the accounting for the loss of control over subsidiaries, and the allocation of profit or loss to controlling and non-controlling interests in a subsidiary. IAS 27 requires that certain amendments be applied retrospectively whereas others are applied prospectively. UBS is currently assessing the impact of the Standard on its Financial Statements.
The revised IFRS 3 and the amendments to IAS 27 are effective for annual periods beginning on or after 1 July 2009 and must be adopted together. UBS will adopt IFRS 3 and the amendments to IAS 27 from 1 January 2010.

Financial information

Note 2a Segment reporting

In 2008, UBS’s businesses were organized on a worldwide basis into three business divisions and a Corporate Center. The business division Global Wealth Management & Business Banking consists of three segments: Wealth Management International & Switzerland, Wealth Management US and Business Banking Switzerland. The business divisions Investment Bank and Global Asset Management constitute one segment each. In total, UBS reports five business segments and a Corporate Center in 2008. The Corporate Center includes all corporate functions, elimination items as well as the remaining industrial holdings activities and is not considered a business segment. Refer to Note 1 of this report for information about UBS’s new segment structure, effective as of first quarter 2009.

Global Wealth Management & Business Banking

In 2008, Global Wealth Management & Business Banking comprised three segments. Wealth Management International & Switzerland offers a comprehensive range of products and services individually tailored to affluent international and Swiss clients and operates from offices around the world. Wealth Management US provides wealth management services to affluent US clients through a highly trained financial advisor network. Business Banking Switzerland provides individual and corporate clients in Switzerland with a complete portfolio of banking and securities services, focused on customer service excellence, profitability and growth, using a multi-channel distribution. The segments share technological and physical infrastructure, and have joint departments supporting major functions such as e-commerce, financial planning and wealth management, in-

vestment policy and strategy. Refer to Note 1 of this report for the changes to the structure of this business division, effective first quarter 2009.

Global Asset Management

The business division Global Asset Management provides investment products and services to institutional investors and wholesale intermediaries around the globe. Clients include corporate and public pension plans, financial institutions and advisors, central banks, charities, foundations and individual investors.

Investment Bank

The business division Investment Bank operates globally as a client-driven investment banking and securities business providing innovative products, research, advice and complete access to the world’s capital markets for intermediaries, governments, corporate and institutional clients and other parts of UBS.

Corporate Center

The Corporate Center ensures that all business divisions operate as a coherent and effective whole with a common set of values and principles in such areas as risk management and control, financial reporting, marketing and communications, funding, capital and balance sheet management, management of foreign currency earnings, information technology infrastructure and service centers. In addition, Corporate Center holds the remaining activities from the industrial holding business, mainly financial investments available-for-sale.

Financial information
Notes to the consolidated financial statements

Note 2a Segment reporting (continued)

For the year ended 31 December 2008

CHF million

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a business division on a reasonable basis. Transactions between business divisions are conducted at internally agreed transfer prices or at arm’s length.
Income [1]

Credit loss (expense)/recovery

Total operating income

Personnel expenses

General and administrative expenses

Services (to)/from other business units

Depreciation of property and equipment

Impairment of goodwill

Amortization of intangible assets [2]

Total operating expenses

Performance from continuing operations before tax

Performance from discontinued operations before tax

Performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

Additional information[3]

Total assets

Total liabilities

Capital expenditure

Financial information

						UBS
Global Wealth Management &			Global Asset
Business Banking			Management	Investment Bank	Corporate Center
Wealth Management
International &	Wealth	Business Banking
Switzerland	Management US	Switzerland

10,819	5,959	5,024	2,904	(21,592)	1,083	4,197

(390)	(25)	(5)	0	(2,575)	0	(2,996)

10,429	5,933	5,019	2,904	(24,167)	1,083	1,201

3,112	3,891	2,376	926	4,882	1,076	16,262

2,001	2,348	1,018	434	3,399	1,299	10,498

1,581	238	(893)	150	990	(2,066)	0

97	94	70	29	231	720	1,241

0	0	0	0	341	0	341

38	60	0	33	83	0	213

6,828	6,631	2,570	1,572	9,925	1,029	28,555

3,601	(698)	2,449	1,333	(34,092)	54	(27,353)

					198	198

3,601	(698)	2,449	1,333	(34,092)	252	(27,155)

						(6,837)

						1

						(20,319)

248,355	61,433	240,212	33,684	1,752,783	(321,369)	2,015,098

242,390	53,106	236,504	30,684	1,726,783	(315,171)	1,974,296

83	135	34	95	33	929	1,309

1 Impairments of financial investments available-for-sale for the year ended 31 December 2008 were as follows: Global Wealth Management & Business Banking CHF 19 million; Global Asset Management CHF 22 million; Investment Bank CHF 121 million; Corporate Center CHF 40 million.  2 Refer to Note 16 of this report for further information regarding goodwill and other intangible assets by business division.  3 The funding surplus or requirement is reflected in each business division and adjusted in Corporate Center.

Financial information
Notes to the consolidated financial statements

Note 2a Segment reporting (continued)

For the year ended 31 December 2007

CHF million

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a business division on a reasonable basis. Transactions between business divisions are conducted at internally agreed transfer prices or at arm’s length.
Income [1]

Credit loss (expense)/recovery

Total operating income

Personnel expenses

General and administrative expenses

Services (to)/from other business units

Depreciation of property and equipment

Amortization of intangible assets [3]

Total operating expenses

Performance from continuing operations before tax

Performance from discontinued operations before tax

Performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

Additional information[4]

Total assets

Total liabilities

Capital expenditure

Financial information

							UBS
Global Wealth Management &			Global Asset	Investment
Business Banking			Management	Bank	Corporate Center
Wealth Management	Wealth
International &	Management	Business Banking
Switzerland	US	Switzerland			Corporate Center	Industrial Holdings

12,893	6,662	5,286	4,094	(538)	2,873	689	31,959

(1)	(2)	31	0	(266)	0	0	(238)

12,892	6,660	5,317	4,094	(804)	2,873	689	31,721

3,873	4,551	2,584	1,856	11,286	1,334	31	25,515

1,064	976	1,138	559	3,386	1,298	8	8,429

1,531	314	(739)	153	811	(2,194)	124	0

95	79	67	53	210 [2]	739	0	1,243

19	66	0	19	172	0	0	276

6,582	5,986	3,050	2,640	15,865	1,177	163	35,463

6,310	674	2,267	1,454	(16,669)	1,696	526	(3,742)

					7	138	145

6,310	674	2,267	1,454	(16,669)	1,703	664	(3,597)

							1,369

							(258)

							(4,708)

349,849	71,570	296,199	51,471	1,984,134	(478,833)	501	2,274,891

344,662	66,637	291,001	49,099	1,965,773	(487,766)	1,659	2,231,065

106	254	26	319	88	1,326	19	2,138

1 Impairments of financial investments available-for-sale for the year ended 31 December 2007 were as follows: Global Wealth Management & Business Banking CHF 11 million; Global Asset Management CHF 39 million; Investment Bank CHF 22 million; Corporate Center CHF (1) million and Industrial Holdings CHF 3 million.  2 Includes CHF 34 million for impairments of leasehold improvements and other machines and equipment.  3 Refer to Note 16 of this report for further information regarding goodwill and other intangible assets by business division.  4 The funding surplus or requirement is reflected in each business division and adjusted in Corporate Center.

Financial information
Notes to the consolidated financial statements

Note 2a Segment reporting (continued)

For the year ended 31 December 2006

CHF million

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a business division on a reasonable basis. Transactions between business divisions are conducted at internally agreed transfer prices or at arm’s length.
Income [1]

Credit loss (expense)/recovery

Total operating income

Personnel expenses

General and administrative expenses

Services (to)/from other business units

Depreciation of property and equipment

Amortization of intangible assets

Total operating expenses

Performance from continuing operations before tax

Performance from discontinued operations before tax

Performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

Additional information[3]

Total assets

Total liabilities

Capital expenditure

Financial information

								UBS
Global Wealth Management &			Global Asset	Investment
Business Banking			Management	Bank		Corporate Center
Wealth Management	Wealth
International &	Management	Business Banking
Switzerland	US	Switzerland				Corporate Center	Industrial Holdings

10,827	5,863	5,085	3,220	21,726		294	313	47,328

1	(1)	109	0	47		0	0	156

10,828	5,862	5,194	3,220	21,773		294	313	47,484

3,173	3,839	2,439	1,575	11,686		1,273	46	24,031

885	1,073	1,120	399	3,210		1,242	13	7,942

1,479	281	(720)	(105)	1,034		(1,978)	9	0

84	74	74	27	203	[2]	783	(1)	1,244

10	53	0	4	72		9	0	148

5,631	5,320	2,913	1,900	16,205		1,329	67	33,365

5,197	542	2,281	1,320	5,568		(1,035)	246	14,119

						4	884	888

5,197	542	2,281	1,320	5,568		(1,031)	1,130	15,007

								2,998

								(11)

								12,020

286,334	63,260	211,837	48,616	2,059,019		(322,221)	1,888	2,348,733

281,328	58,007	205,749	46,672	2,039,225		(342,778)	3,404	2,291,607

257	273	14	498	593		1,385	97	3,117

1 Impairments of financial investments available-for-sale for the year ended 31 December 2006 were as follows: Global Wealth Management & Business Banking CHF 8 million; Global Asset Management CHF 1 million; Investment Bank CHF 5 million; Corporate Center CHF (2) million and Industrial Holdings CHF 23 million.  2 Includes a CHF 34 million software impairment.  3 The funding surplus or requirement is reflected in each business division and adjusted in Corporate Center.

Financial information
Notes to the consolidated financial statements

Note 2b Segment reporting by geographic location

The geographic analysis of total assets is based on customer domicile, whereas operating income and capital expenditure are based on the location of the office in which the transactions and assets are recorded. Because of the global nature of financial markets, the Group’s business is managed on an integrated basis worldwide, with a view to profitability by product line. The geographical analysis of operating income, total assets and capital expenditure is provided in order to comply with IFRS and does not reflect the way the Group is managed. Management believes that analysis by business division, as shown in Note 2a, is a more meaningful representation of the way in which the Group is managed.

For the year ended 31 December 2008
	Total operating income		Total assets		Capital expenditure
	CHF million	Share %	CHF million	Share %	CHF million	Share %

Switzerland	11,564	963	230,554	11	556	43

United Kingdom	(8,814)	(734)	466,600	23	71	5

Rest of Europe	6,132	511	341,107	17	138	11

United States	(10,519)	(876)	637,302	32	407	31

Asia Pacific	3,122	260	201,743	10	105	8

Rest of the world	(284)	(24)	137,792	7	32	2

Total	1,201	100	2,015,098	100	1,309	100

For the year ended 31 December 2007
	Total operating income		Total assets		Capital expenditure
	CHF million	Share %	CHF million	Share %	CHF million	Share %

Switzerland	18,787	59	224,679	10	436	20

United Kingdom	(1,671)	(5)	404,506	18	261	12

Rest of Europe	2,541	8	358,504	16	117	5

United States	880	3	822,825	36	923	44

Asia Pacific	6,393	20	257,991	11	318	15

Rest of the world	4,791	15	206,386	9	83	4

Total	31,721	100	2,274,891	100	2,138	100

For the year ended 31 December 2006
	Total operating income		Total assets		Capital expenditure
	CHF million	Share %	CHF million	Share %	CHF million	Share %

Switzerland	12,964	27	213,689	9	650	21

United Kingdom	6,863	14	373,219	16	314	10

Rest of Europe	5,553	12	314,642	13	70	2

United States	15,295	32	1,066,647	46	723	23

Asia Pacific	4,988	11	206,027	9	328	11

Rest of the world	1,821	4	174,509	7	1,032	33

Total	47,484	100	2,348,733	100	3,117	100

Financial information

Income statement notes

Note 3 Net interest and trading income

Accounting standards require separate disclosure of net interest income and net trading income (see the tables on this and the next page). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different businesses. In many cases, a particular business can generate both net interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. UBS management therefore analyzes net interest and trading income according to the businesses that drive it. The sec-

ond table below (labeled Breakdown by businesses) provides information that corresponds to this management view. Net income from trading businesses includes both interest and trading income generated by the Group’s trading businesses and the Investment Bank’s lending activities. Net income from interest margin businesses comprises interest income from the Group’s loan portfolio. Net income from treasury and other activities reflects all income from the Group’s centralized treasury function.

	For the year ended			% change from
CHF million	31.12.08	31.12.07	31.12.06	31.12.07

Net interest and trading income

Net interest income	6,203	5,337	6,521	16

Net trading income	(25,818)	(8,353)	13,743	(209)

Total net interest and trading income	(19,615)	(3,016)	20,264	(550)

Breakdown by businesses

Net income from trading businesses[1]	(26,883)	(10,658)	13,730	(152)

Net income from interest margin businesses	6,160	6,230	5,718	(1)

Net income from treasury activities and other	1,107	1,412	816	(22)

Total net interest and trading income	(19,615)	(3,016)	20,264	(550)

Net interest income[2]

Interest income

Interest earned on loans and advances[3]	20,424	21,263	15,266	(4)

Interest earned on securities borrowed and reverse repurchase agreements	22,521	48,274	39,771	(53)

Interest and dividend income from trading portfolio	22,397	39,101	32,211	(43)

Interest income on financial assets designated at fair value	404	298	25	36

Interest and dividend income from financial investments available-for-sale	145	176	128	(18)

Total	65,890	109,112	87,401	(40)

Interest expense

Interest on amounts due to banks and customers	18,150	29,318	20,024	(38)

Interest on securities lent and repurchase agreements	16,123	40,581	34,021	(60)

Interest and dividend expense from trading portfolio	9,162	15,812	14,533	(42)

Interest on financial liabilities designated at fair value	7,298	7,659	4,757	(5)

Interest on debt issued	8,954	10,405	7,545	(14)

Total	59,687	103,775	80,880	(42)

Net interest income	6,203	5,337	6,521	16

1 Includes lending activities of the Investment Bank.  2 Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.   3 Includes interest income on impaired loans and advances of CHF 99 million for 2008, CHF 110 million for 2007 and CHF 158 million for 2006.

Financial information
Notes to the consolidated financial statements

Note 3 Net interest and trading income (continued)

Net trading income[1]
	For the year ended			% change from
CHF million	31.12.08	31.12.07	31.12.06	31.12.07

Equities	4,694	9,048	7,064	(48)

Fixed income	(37,252)	(20,949)	2,755	(78)

Foreign exchange and other[2]	6,739	3,548	3,924	90

Net trading income	(25,818)	(8,353)	13,743	(209)

thereof net gains/(losses) from financial assets designated at fair value	(974)	(30)	(397)

thereof net gains/(losses) from financial liabilities designated at fair value[3]	44,284	(3,779)	(3,659)

thereof net gains/(losses) from own credit changes of financial liabilities designated at fair value[4]	3,993	659	0	506

1 Refer to the table “Net interest and trading income” on the previous page for the Net income from trading businesses (for an explanation, read the corresponding introductory comment).  2 Includes trading from money markets, currencies and commodities.  3 Financial liabilities designated at fair value are to a large extent economically hedged with derivatives and other instruments whose change in fair value is also reported in Net trading income.  4 Refer to Note 27.

Significant impacts on net trading income[1]
	For the year ended 31.12.08		For the year ended 31.12.07
	USD billion	CHF billion	USD billion	CHF billion

US sub-prime residential mortgage market	(8.1)	(8.2)	(14.6)	(16.6)

US Alt-A residential mortgage market	(7.4)	(7.6)	(2.0)	(2.3)

US prime residential mortgage market	(1.8)	(1.9)

Credit valuation adjustments for monoline credit protection	(7.6)	(8.2)	(0.8)	(0.9)

US commercial mortgage market	(0.3)	(0.4)

US reference linked notes (RLN)	(2.6)	(2.7)	(1.3)	(1.5)

Leveraged finance	(1.2)	(1.3)

US student loans	(1.6)	(1.6)

Subtotal	(30.6)	(31.9)	(18.7)[2]	(21.3)[2]

Mandatory convertible notes[3]		4.6

SNB transaction[4]		(5.2)

Total		(32.6)		(21.3)

1 The positions disclosed in this table are reflected in Net trading income as shown in the table above. Includes mainly positions (previously) considered risk concentrations (refer to the section “Risk management and control”). Certain positions have been reclassified from “held for trading” to “loans and receivables” in fourth quarter 2008. Refer to Note 29. The profit or loss after reclassification resulting from these positions is included in net interest income and, if applicable, credit loss (expense) / recovery.  2 Includes only positions disclosed in the Annual Report 2007.  3 Refer to Note 26.   4 Refer to Note 38.

Financial information

Note 4 Net fee and commission income
	For the year ended			% change from
CHF million	31.12.08	31.12.07	31.12.06	31.12.07

Equity underwriting fees	1,138	2,564	1,834	(56)

Debt underwriting fees	818	1,178	1,279	(31)

Total underwriting fees	1,957	3,742	3,113	(48)

M&A and corporate finance fees	1,662	2,768	1,852	(40)

Brokerage fees	8,355	10,281	8,053	(19)

Investment fund fees	5,583	7,422	5,858	(25)

Fiduciary fees	301	297	252	1

Custodian fees	1,198	1,367	1,266	(12)

Portfolio and other management and advisory fees	6,169	7,790	6,622	(21)

Insurance-related and other fees	317	423	449	(25)

Total securities trading and investment activity fees	25,540	34,090	27,465	(25)

Credit-related fees and commissions	273	279	269	(2)

Commission income from other services	1,010	1,017	1,064	(1)

Total fee and commission income	26,823	35,386	28,798	(24)

Brokerage fees paid	1,909	2,610	1,904	(27)

Other	1,984	2,142	1,438	(7)

Total fee and commission expense	3,894	4,752	3,342	(18)

Net fee and commission income	22,929	30,634	25,456	(25)

Note 5 Other income
	For the year ended				% change from
CHF million	31.12.08		31.12.07	31.12.06	31.12.07

Associates and subsidiaries

Net gains from disposals of consolidated subsidiaries	8		(70)	(11)

Net gains from disposals of investments in associates	199	[1]	28	21	611

Share of net profits of associates	(6)		145	106

Total	201		103	116	95

Financial investments available-for-sale

Net gains from disposals	615	[1]	3,338 [2]	921	(82)

Impairment charges	(202)		(71)	(12)	(185)

Total	413		3,267	909	(87)

Net income from investments in property[3]	88		108	61	(19)

Net gains from investment properties[4]	0		31	5	(100)

Other income from Industrial Holdings	0		689	313	(100)

Other	183		143	204	28

Total other income	884		4,341	1,608	(80)

1 Refer to Note 38 for details.   2 Includes a pre-tax gain of CHF 1,950 million from UBS’s sale of its 20.7% stake in Julius Baer.  3 Includes net rent received from third parties and net operating expenses.  4 Includes unrealized and realized gains from investment properties at fair value.

Financial information
Notes to the consolidated financial statements

Note 6 Personnel expenses
	For the year ended			% change from
CHF million	31.12.08	31.12.07	31.12.06	31.12.07

Salaries and bonuses	12,207	20,715	19,441	(41)

Contractors	423	630	822	(33)

Insurance and social security contributions	706	1,290	1,398	(45)

Contribution to retirement plans	926	922	802	0

Other personnel expenses	2,000	1,958	1,568	2

Total personnel expenses	16,262	25,515	24,031	(36)

Note 7 General and administrative expenses
	For the year ended				% change from
CHF million	31.12.08		31.12.07	31.12.06	31.12.07

Occupancy	1,516		1,569	1,415	(3)

Rent and maintenance of IT and other equipment	669		701	648	(5)

Telecommunications and postage	888		948	906	(6)

Administration	926		991	781	(7)

Marketing and public relations	408		585	601	(30)

Travel and entertainment	728		1,029	934	(29)

Professional fees	1,085		1,106	919	(2)

Outsourcing of IT and other services	1,029		1,233	1,090	(17)

Other	3,249	[1]	267	648

Total general and administrative expenses	10,498		8,429	7,942	25

1 Included in the year ended 31 December 2008 is an amount of CHF 1,464 million for the expected costs associated with the repurchase of auction rate securities from clients and CHF 917 million in connection with UBS’s US cross-border case. Refer to Note 21 “Provisions and litigation” and Note 23 “Derivative instruments and hedge accounting”.

Financial information

Note 8 Earnings per share (EPS) and shares outstanding
	For the year ended				% change from
	31.12.08	31.12.07	31.12.06		31.12.07

Basic earnings (CHF million)

Net profit attributable to UBS shareholders	(20,887)	(5,247)	11,527		(298)

from continuing operations	(21,037)	(5,650)	10,731		(272)

from discontinued operations	150	403	796		(63)

Diluted earnings (CHF million)

Net profit attributable to UBS shareholders	(20,887)	(5,247)	11,527		(298)

Less: (profit) / loss on equity derivative contracts	(28)	(16)	(8)		(75)

Net profit attributable to UBS shareholders for diluted EPS	(20,915)	(5,263)	11,519		(297)

from continuing operations	(21,065)	(5,666)	10,723		(272)

from discontinued operations	150	403	796		(63)

Weighted average shares outstanding

Weighted average shares outstanding	2,769,575,922	2,165,301,597	2,221,591,786		28

Potentially dilutive ordinary shares resulting from unvested exchangeable shares, options and warrants outstanding[1]	1,151,556	1,467,326 [2]	88,242,730	[2]	(22)

Weighted average shares outstanding for diluted EPS	2,770,727,478	2,166,768,923	2,309,834,516		28

Earnings per share (CHF)

Basic	(7.54)	(2.42)	5.19		(212)

from continuing operations	(7.60)	(2.61)	4.83		(191)

from discontinued operations	0.05	0.19	0.36		(74)

Diluted	(7.55)	(2.43)	4.99		(211)

from continuing operations	(7.60)	(2.61)	4.64		(191)

from discontinued operations	0.05	0.19	0.34		(74)

	As of			% change from
	31.12.08	31.12.07	31.12.06	31.12.07

Shares outstanding

Total ordinary shares issued	2,932,580,549	2,073,547,344	2,105,273,286	41

Second trading line treasury shares

2006 program			22,600,000

Other treasury shares	61,903,121	158,105,524	141,875,699	(61)

Total treasury shares	61,903,121	158,105,524	164,475,699	(61)

Shares outstanding	2,870,677,428	1,915,441,820	1,940,797,587	50

Retrospective adjustments for stock dividend[3]		95,772,091	97,039,879

Retrospective adjustments for rights issue[2]		141,850,917	143,728,676

Mandatory convertible notes and exchangeable shares[4]	600,557,453	518,711	139,561

Shares outstanding for EPS	3,471,234,881	2,153,583,539	2,181,705,703	61

1 Due to UBS’s losses, 28 million and 54 million potential ordinary shares from unexercised employee shares and options are not considered as they have an anti-dilutive effect for the years ended 31 December 2008 and 31 December 2007. Total equivalent shares outstanding on out-of-the-money options that were not dilutive for the respective periods but could potentially dilute earnings per share in the future were 283,263,330; 119,309,645; and 37,229,136 for the years ended 31 December 2008, 31 December 2007 and 31 December 2006 respectively. An additional 100 million ordinary shares related to the SNB transaction were not dilutive for the year ended 31 December 2008 but could potentially dilute earnings per share in the future.  2 Shares outstanding and potentially dilutive ordinary shares are increased by 7.053% due to the rights issue.  3 Shares outstanding are increased by 5% to reflect the 1:20 ratio of the stock dividend.  4 31 December 2008 includes 329,447,681 shares for the mandatory convertible notes issued to the Swiss Confederation in December 2008 and 270,438,942 shares for the mandatory convertible notes issued to two investors in March 2008, adjusted for the dilution effect of the rights issue; remaining amounts related to exchangeable shares (31 December 2007 and 31 December 2006 have been adjusted for the stock dividend and rights issue).

Financial information
Notes to the consolidated financial statements

Balance sheet notes: assets

Note 9a Due from banks and loans (held at amortized cost)

By type of exposure
CHF million	31.12.08	31.12.07

Banks	64,473	60,935

Allowance for credit losses	(22)	(28)

Net due from banks	64,451	60,907

Loans

Residential mortgages	121,811	122,435

Commercial mortgages	21,270	21,058

Other loans	170,099	193,374

Debt instruments traditionally not classified as loans and receivables[1]	30,033	–

Subtotal	343,213	336,867

Allowance for credit losses	(2,905)	(1,003)

of which: Debt instruments traditionally not classified as loans and receivables	(1,329)	–

Net loans	340,308	335,864

Net due from banks and loans (held at amortized cost)	404,759	396,771

By geographical region (based on the location of the borrower)

Switzerland	166,798	166,435

United Kingdom	30,540	29,796

Rest of Europe	47,724	43,966

United States	105,907	70,962

Asia Pacific	23,279	27,843

Rest of the world	38,590	62,916

Subtotal	412,838	401,918

Allowance for credit losses	(2,927)	(1,031)

Net due from banks, loans (held at amortized cost) and loans designated at fair value[2]	409,911	400,887

By type of collateral

Secured by real estate	145,491	145,927

Collateralized by securities	56,312	96,306

Guarantees and other collateral	124,543	79,936

Unsecured	86,492	79,749

Subtotal	412,838	401,918

Allowance for credit losses	(2,927)	(1,031)

Net due from banks, loans (held at amortized cost) and loans designated at fair value[2]	409,911	400,887

1 Includes student loan auction rate securities (ARS) of CHF 8.4 billion and other debt instruments of CHF 17.1 billion (before impairment) reclassified from the category “held for trading” to “loans and receivables” and ARS acquired from clients of CHF 4.5 billion.  2 Includes loans designated at fair value of CHF 5,153 million on 31 December 2008 and CHF 4,116 million on 31 December 2007. For further details refer to “Note 12 Financial Assets Designated at Fair Value”.

Financial information

Note 9b Allowances and provisions for credit losses
		Collective loan
	Specific allowances	loss allowances
CHF million	and provisions	and provisions	Total 31.12.08	Total 31.12.07

Balance at the beginning of the year	1,130	34	1,164	1,332

Write-offs	(868)	0	(868)	(321)

Recoveries	44	0	44	55

Increase/(decrease) in credit loss allowances and provisions	3,007	(11)	2,996	238

Disposals	(223)	0	(223)	(131)

Foreign currency translation and other adjustments	(43)	0	(43)	(9)

Balance at the end of the year	3,047	23	3,070	1,164

		Collective loan
	Specific allowances	loss allowances
CHF million	and provisions	and provisions	Total 31.12.08	Total 31.12.07

As a reduction of due from banks	22	0	22	28

As a reduction of loans	2,882	23	2,905	1,003

As a reduction of securities borrowed	112	0	112	70

Subtotal	3,016	23	3,039	1,101

Included in other liabilities related to provisions for contingent claims	31	0	31	63

Total allowances and provisions for credit losses	3,047	23	3,070	1,164

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

Balance sheet assets
	Cash collateral on	Reverse repurchase	Cash collateral on	Reverse repurchase
	securities borrowed	agreements	securities borrowed	agreements
CHF million	31.12.08	31.12.08	31.12.07	31.12.07

By counterparty

Banks	17,523	110,254	48,480	221,575

Customers	105,374	114,393	158,583	155,353

Total	122,897	224,648	207,063	376,928

Balance sheet liabilities
	Cash collateral on	Repurchase	Cash collateral on	Repurchase
	securities lent	agreements	securities lent	agreements
CHF million	31.12.08	31.12.08	31.12.07	31.12.07

By counterparty

Banks	12,181	36,088	29,512	139,156

Customers	1,881	66,473	2,109	166,731

Total	14,063	102,561	31,621	305,887

Financial information
Notes to the consolidated financial statements

Note 11 Trading portfolio

The Group trades in debt instruments (including money market paper and tradable loans), equity instruments, precious metals, other commodities and derivatives to meet the financial needs of its customers and to generate revenue.

Refer to Note 23 for derivative instruments. The table below represents a pure accounting view. It does not reflect hedges and other risk-mitigating factors and the amounts must therefore not be considered risk exposures.

CHF million	31.12.08	31.12.07

Trading portfolio assets

Debt instruments

Government and government agencies

Switzerland	121	437

United States	31,366	86,684

Japan	46,049	51,137

Other	38,160	52,993

Banks

Listed[1]	12,450	28,923

Unlisted	10,725	13,594

Corporates

Listed[1]	41,690	153,416

Unlisted	44,301	150,768

Total debt instruments	224,862	537,952

thereof pledged as collateral with central banks	5,541	3,252

thereof pledged as collateral (excluding central banks)	56,612	152,704

thereof pledged as collateral and can be repledged or resold by counterparty	30,903	88,866

Equity instruments

Listed[1]	70,713	181,034

Unlisted	6,545	25,968

Total equity instruments	77,258	207,002

thereof pledged as collateral	15,849	26,870

thereof can be repledged or resold by counterparty	9,312	25,325

Precious metals and other commodities[2]	9,934	29,418

Total trading portfolio assets	312,054	774,372

Trading portfolio liabilities

Debt instruments

Government and government agencies

Switzerland	129	171

United States	18,914	50,659

Japan	2,344	13,557

Other	12,656	27,335

Banks

Listed[1]	4,235	8,806

Unlisted	119	873

Corporates

Listed[1]	8,961	15,076

Unlisted	1,984	3,949

Total debt instruments	49,342	120,426

Equity instruments	13,089	44,362

Total trading portfolio liabilities	62,431	164,788

1 Includes financial instruments which are exchanged in representative markets, as defined by Art. 4d of the ordinance concerning capital adequacy and risk diversification for banks and securities traders (“Eigenmittelverordnung”, ERV), issued by the Swiss Financial Market Supervisory Authority (FINMA).  2 Other commodities predominantly consist of energy.

Financial information

Note 12 Financial assets designated at fair value
CHF million	31.12.08	31.12.07

Loans	4,500	3,633

Structured loans	653	483

Reverse repurchase and securities borrowing agreements

Banks	4,321	4,289

Customers	2,329	1,232

Other financial assets	1,079	2,128

Total financial assets designated at fair value	12,882	11,765

The maximum exposure to credit loss of all items in the above table except for Other financial assets is equal to the fair value (CHF 11,803 million at 31 December 2008 and CHF 9,637 million at 31 December 2007). Other financial assets are generally comprised of equity investments and are not directly exposed to credit risk. The maximum exposure to credit loss at 31 December 2008 and 31 December 2007 is mitigated by collateral of CHF 6,335 million and CHF 5,830 million, respectively.

The amount by which credit derivatives or similar instruments mitigate the maximum exposure to credit loss of loans and structured loans designated at fair value is as follows:

CHF million	31.12.08	31.12.07

Notional amount of loans and structured loans	6,186	4,166

Credit derivatives related to loans and structured loans – notional amounts[1]	4,314	3,351

Credit derivatives related to loans and structured loans – fair value[1]	547	59

Additional Information
			Cumulative from inception until
	For the year ended		the year ended

CHF million	31.12.08	31.12.07	31.12.08	31.12.07

Change in fair value of loans and structured loans designated at fair value, attributable to changes in credit risk[2]	(668)	(87)	(659)	(98)

Change in fair value of credit derivatives and similar instruments which mitigate the maximum exposure to credit loss of loans and structured loans designated at fair value[2]	486	58	547	59

1 Credit derivatives and similar instruments include credit default swaps, credit linked notes, total return swaps, put options, and similar instruments. These are generally used to manage credit risk when UBS has a direct credit exposure to the counterparty, which has not otherwise been collateralized.  2 Current and cumulative changes in the fair value of loans attributable to changes in their credit risk are only calculated for those loans outstanding at balance sheet date. Current and cumulative changes in the fair value of credit derivatives hedging such loans include all the derivatives which have been used to mitigate credit risk of these loans since designation at fair value. For loans reported under the fair value option, changes in fair value due to changes in the credit standing of the borrower are calculated using counterparty credit information obtained from independent market sources.

Financial information
Notes to the consolidated financial statements

Note 13 Financial investments available-for-sale
CHF million	31.12.08	31.12.07

Money market paper	2,165	349

Other debt instruments

Listed[1]	322	317

Unlisted	1,080	717

Total	1,402	1,034

Equity instruments

Listed[1]	258	1,865

Unlisted	1,423	1,718

Total	1,681	3,583

Total financial investments available-for-sale	5,248	4,966

Net unrealized gains (losses) – before tax	403	1,900

Net unrealized gains (losses) – after tax	349	1,503

1 Includes financial instruments which are exchanged in representative markets, as defined by Art. 4d of the ordinance concerning capital adequacy and risk diversification for banks and securities traders (“Eigenmittelverordnung”, ERV), issued by the Swiss Financial Market Supervisory Authority (FINMA).

Note 14 Investments in associates
CHF million	31.12.08	31.12.07

Carrying amount at the beginning of the year	1,979	1,523

Additions	807	1,656

Disposals	(1,307)	(846)

Transfers	(422)	(367)

Income	12	137

Impairments	(18)	(17)

Dividends paid	(34)	(42)

Foreign currency translation	(125)	(65)

Carrying amount at the end of the year	892	1,979

Significant associated companies of the Group had the following balance sheet and income statement totals on an aggregated basis, not adjusted for the Group’s proportionate interest. Refer to Note 34 for a list of significant associates.

CHF million	31.12.08	31.12.07

Assets	4,272	9,189

Liabilities	3,448	2,524

Revenues	1,211	1,228

Net profit	198	321

Financial information

Note 15 Property and equipment

At historical cost less accumulated depreciation
					Plant and
		Leasehold	IT, software	Other	manu-
	Own-used	improve-	and com-	machines and	facturing	Projects in
CHF million	properties	ments	munication	equipment	equipment	progress	31.12.08	31.12.07

Historical cost

Balance at the beginning of the year	9,242	3,297	4,604	885	29	666	18,723	18,477

Additions	196	265	334	75	0	311	1,181	1,727

Additions from acquired companies	0	1	6	0	0	0	7	6

Disposals / write-offs[1]	(21)	(138)	(523)	(80)	(31)	0	(792)	(1,008)

Reclassifications	(28)	289	84	53	0	(620)	(222)	(76)

Foreign currency translation	(101)	(321)	(419)	(67)	2	(40)	(945)	(403)

Balance at the end of the year	9,289	3,393	4,086	867	0	317	17,952	18,723

Accumulated depreciation

Balance at the beginning of the year	5,121	1,969	4,022	540	27	0	11,679	11,578

Depreciation[2]	332	312	497	100	0	0	1,241	1,253

Disposals / write-offs[1]	(7)	(88)	(520)	(54)	(28)	0	(697)	(873)

Reclassifications	(160)	(4)	0	0	0	0	(164)	(14)

Foreign currency translation	(14)	(159)	(387)	(40)	2	0	(598)	(266)

Balance at the end of the year	5,272	2,031	3,612	546	0	0	11,461	11,678

Net book value at the end of the year[3]	4,017	1,362	475	321	0	317	6,491	7,045

1 Includes write-offs of fully depreciated assets.  2 In 2008, amounts include CHF 103 million impairments of own-used property, CHF 13 million impairments of leasehold improvements, CHF 1 million impairments of IT, software and communication and CHF 14 million impairments of other machines and equipment.  3 Fire insurance value of property and equipment is CHF 14,166 million (2007: CHF 14,689 million).

Investment properties at fair value
CHF million	31.12.08	31.12.07

Balance at the beginning of the year	189	14

Additions	37	182

Sales	0	0

Revaluations	(6)	7

Foreign currency translation	(5)	(14)

Balance at the end of the year	215	189

Financial information
Notes to the consolidated financial statements

Note 16 Goodwill and intangible assets

At 31 December 2008, the following four segments carried goodwill: Wealth Management International & Switzerland (CHF 1.6 billion), Wealth Management US (CHF 3.7 billion), Global Asset Management (CHF 2.0 billion), and Investment Bank (CHF 4.3 billion). For the purpose of testing goodwill for impairment, UBS considers each of these segments as a separate cash-generating unit, and determines the recoverable amount of a segment on the basis of value in use.

The ongoing crisis in the financial markets dramatically changed industry dynamics, and the related decrease in market capitalization of UBS made it necessary during 2008 to review whether there was indication that goodwill allocated to its cash generating units was impaired. At 31 December 2008, equity attributable to UBS shareholders stood at CHF 33 billion. UBS’s market capitalization, excluding the impact of the issued MCNs, amounted to CHF 44 billion at 31 December 2008. On the basis of the impairment testing methodology described below, UBS concluded that the year-end 2008 balances of goodwill allocated to all its segments remain recoverable.

Methodology for goodwill impairment testing
The recoverable amount is determined using a proprietary model based on discounted cash flows, which has been adapted to give effect to the special features of the banking business and its regulatory environment. The recoverable amount is determined by estimating streams of earnings available to shareholders in the next five years, discounted to their present values. The terminal value reflecting all periods beyond the fifth year is calculated on the basis of the estimated individual return on equity for each segment, which is derived from the forecast fifth-year profit, the underlying equity, the cost of equity and the long-term growth rate. The recoverable amount of a segment is the sum of earnings available to shareholders from the first five years and the terminal value. In 2007, the recoverable amount was based on the discounted estimated streams of earnings determined in a rolling forecast process for the next four quarters and the terminal value. The five-year period for the cash flow projections applied in 2008 is considered a more appropriate measure, given the currently volatile market environment and the uncertainties in the short-term outlook.

Assumptions
The model is most sensitive to changes in the forecast earnings available to shareholders in years one to five, the estimated return on equity, the underlying equity, the cost of equity and to changes in the long-term growth rate. The applied long-term growth rate is based on long-term risk-free interest rates. Earnings available to shareholders are estimated based on forecast results, which takes into account business initiatives and planned capital investments, and returns to shareholders. Valuation parameters used within the Group’s impairment test model are linked to external market information, where applicable. Management believes that reasonable changes in key assumptions used to determine the recoverable amounts of all segments will not result in an impairment situation.

Discount rate
In %	31.12.08	31.12.07

Wealth Management International & Switzerland	9.5	9.0

Wealth Management US	11.5	10.5

Business Banking Switzerland	9.5	9.0

Global Asset Management	11.0	10.5

Investment Bank	13.0	11.5

Financial information

Investment Bank
On 31 December 2008, the reassessment of the goodwill of UBS’s Investment Bank, which has been most affected by the implications of the financial market crises, was a key focus. Goodwill allocated to the Investment Bank amounted to CHF 4.3 billion at 31 December 2008 (CHF 5.2 billion at 31 December 2007). The reduction is due to an impairment of CHF 341 million of goodwill related to the US Municipal Securities Business, which was closed in June 2008 (refer to Note 38 for details) and foreign currency translation effects.

In its review of the year-end 2008 goodwill balance, UBS considered the performance outlook of its Investment Bank division and the underlying business operations to resolve whether the recoverable amount for this unit covers its carrying amount, based on the methodology described above. On this basis, UBS concluded that goodwill allocated to the Investment Bank remains recoverable on 31 December 2008. The conclusion was reached based on the forecast results which include those activities that are expected to generate positive cash flows in future years. The forecasts are based on an expectation that the economic environment will gradually improve over the next three years and reach an average growth level thereafter. The fair value obtained from the model calculation was subject to a stress test by decreasing forecast cash flows by one third and at the same time increasing the discount rate by 3.5 percentage points to 16.5%. The stress value covered the book value of the Investment Bank. However, if the conditions in the financial markets and banking industry further deteriorate and turn out to be worse than anticipated in UBS’s performance forecasts, the goodwill carried in the Investment Bank business division may need to be impaired in future quarters.
Recognition of any impairment of goodwill would reduce IFRS Equity attributable to UBS shareholders and Net profit but it would not impact cash flows, as well as the BIS Tier 1 capital, BIS total capital, and capital ratios of the UBS Group, as goodwill is required to be deducted from capital under the Basel II capital framework.

	Goodwill		Intangible assets
			Customer
			relationships,
			contractual
CHF million	Total	Infrastructure	rights and other	Total	31.12.08	31.12.07

Historical cost

Balance at the beginning of the year	12,829	876	1,619	2,495	15,324	15,493

Additions and reallocations	495	0	90	90	585	612

Disposals	(20)	0	(13)	(13)	(33)	(3)

Write-offs[1]	(356)	0	(116)	(116)	(472)	(175)

Foreign currency translation	(1,364)	(52)	(272)	(324)	(1,688)	(603)

Balance at the end of the year	11,585	824	1,308	2,131	13,716	15,324

Accumulated amortization and impairment

Balance at the beginning of the year	0	315	471	786	786	720

Amortization	0	42	152	193	193	282

Impairment of goodwill and intangible assets	341	0	20	20	361	0

Disposals	0	0	(7)	(7)	(7)	(3)

Write-offs[1]	(356)	0	(116)	(116)	(472)	(175)

Foreign currency translation	15	(19)	(76)	(95)	(80)	(38)

Balance at the end of the year	0	337	444	781	781	786

Net book value at the end of the year	11,585	487	864	1,350	12,935	14,538

1 Represents write-offs of fully amortized intangible assets and impaired goodwill for disposed business activities.

Financial information
Notes to the consolidated financial statements

Note 16 Goodwill and intangible assets (continued)

The following table presents the disclosure of goodwill and intangible assets by business unit for the year ended 31 December 2008.

	Balance at	Additions				Foreign	Balance
	the beginning	and				currency	at the end
CHF million	of the year	reallocations	Disposals	Amortization	Impairment	translation	of the year

Goodwill

Wealth Management International & Switzerland	1,697	157	0		0	(205)	1,648

Wealth Management US	3,907	0	0		0	(228)	3,678

Business Banking Switzerland	0	0	0		0	0	0

Global Asset Management	2,000	338	0		0	(356)	1,982

Investment Bank	5,207	1	0		(341)	(590)	4,277

Corporate Center	18	0	(20)		0	1	0

UBS	12,829	495	(20)		(341)	(1,379)	11,585

Intangible assets

Wealth Management International & Switzerland	288	58	0	(18)	(20)	(57)	251

Wealth Management US	729	0	0	(60)	0	(43)	626

Business Banking Switzerland	0	0	0	0	0	0	0

Global Asset Management	264	32	0	(33)	0	(77)	186

Investment Bank	422	0	0	(83)	0	(52)	286

Corporate Center	6	0	(6)	0	0	0	0

UBS	1,709	90	(6)	(193)	(20)	(229)	1,350

The estimated, aggregated amortization expenses for intangible assets are as follows:

CHF million	Intangible assets

Estimated, aggregated amortization expenses for:

2009	168

2010	153

2011	145

2012	125

2013	103

2014 and thereafter	656

Total	1,350

Note 17 Other assets
CHF million	Note	31.12.08	31.12.07

Deferred tax assets	22	8,880	3,220

Settlement and clearing accounts		1,203	6,370

VAT and other tax receivables		330	454

Prepaid pension costs		2,922	3,009

Properties held for sale		981	1,145

Other receivables		4,778	6,114

Total other assets		19,094	20,312

Financial information

Balance sheet notes: liabilities

Note 18 Due to banks and customers
CHF million	31.12.08	31.12.07

Due to banks	125,628	145,762

Due to customers in savings and investment accounts	100,647	109,128

Other amounts due to customers	374,127	532,764

Total due to customers	474,774	641,892

Total due to banks and customers	600,402	787,654

Note 19 Financial liabilities designated at fair value and debt issued

Financial liabilities designated at fair value
CHF million	31.12.08	31.12.07

Bonds and compound debt instruments issued	92,446	183,143

Compound debt instruments – OTC	7,468	8,251

Loan commitments[1]	1,632	459

Total	101,546	191,853

1 Loan commitments recognized as Financial liabilities designated at fair value, until drawn down and recognized as loans. See Note 1a) 7) for additional information.

At 31 December 2008, the contractual redemption amount at maturity of Financial liabilities designated at fair value through profit or loss was CHF 12.2 billion higher than the carrying value. At 31 December 2007, the contractual redemption amount at maturity of such liabilities approximated the carrying value. Refer to Note 1a) 7) for details.

Debt issued (held at amortized cost)
CHF million	31.12.08	31.12.07

Short-term debt: Money market paper issued	111,619	152,256

Long-term debt:

Bonds

Senior	64,099	52,265

Subordinated	15,968	14,129

Shares in bond issues of the Swiss Regional or Cantonal Bank’ Central Bond Institutions	2,418	199

Medium-term notes	3,150	3,228

Subtotal long-term debt	85,635	69,821

Total	197,254	222,077

Financial information
Notes to the consolidated financial statements

Note 19 Financial liabilities designated at fair value and debt issued (continued)

The Group uses interest rate and foreign exchange derivatives to manage the risks inherent in certain debt issues (held at amortized cost). In the case of interest rate risk management, the Group applies hedge accounting as discussed in Note 1a) 14) and Note 23 – Derivative Instruments and Hedge Accounting. As a result of applying hedge accounting, at 31 December 2008 and 31 December 2007, the carrying value of debt issued was CHF 904 million higher and CHF 138 million higher, respectively, reflecting changes in fair value due to interest rate movements.

The Group issues both CHF and non-CHF denominated fixed-rate and floating-rate debt.
Subordinated debt securities are unsecured obligations of the Group that are subordinated in right of payment to all present and future senior indebtedness and certain other obligations of the Group. At 31 December 2008 and 31 December 2007, the Group had CHF 15,968 million and CHF

14,129 million, respectively, in subordinated debt. Subordinated debt usually pays fixed interest annually or floating rate interest based on three-month or six-month London Interbank Offered Rate (LIBOR) and provides for single principal payments upon maturity.

At 31 December 2008 and 31 December 2007, the Group had CHF 162,113 million and CHF 238,835 million, respectively, in unsubordinated debt (excluding money market paper, compound debt instruments – OTC and loan commitments designated at fair value).
The following table shows the split between fixed-rate and floating-rate debt issues based on the contractual terms. However, it should be noted that the Group uses interest rate swaps to hedge many of the fixed-rate debt issues, which changes their repricing characteristics into those of floating-rate debt.

Contractual maturity dates
								Total	Total
CHF million, except where indicated	2009	2010	2011	2012	2013	2014–2018	Thereafter	31.12.08	31.12.07

UBS AG (Parent Bank)

Senior debt

Fixed rate	49,415	11,706	6,041	6,626	10,994	17,170	1,627	103,579	155,432

Interest rates (range in %)	0–9.90	0–9.70	0–9.955	0–9.66375	0–9.75	0–9.90	0–9.75

Floating rate	33,808	4,939	3,979	6,455	4,683	4,682	19,255	77,801	131,714

Subordinated debt

Fixed rate	465					5,665	2,745	8,875	9,789

Interest rates (range in %)	6.0-6.0					2.375–8.622	4.5–8.75

Floating rate						7,019		7,019	4,340

Subtotal	83,688	16,645	10,020	13,081	15,677	34,536	23,627	197,274	301,275

Subsidiaries

Senior debt

Fixed rate	60,092	2,904	8,459	813	377	1,010	9,348	83,003	76,863

Interest rates (range in %)	0–9.03	0–9.0	0–8.375	0–8.495	0–9.0	0–9.494	0–9.829

Floating rate	3,505	2,548	2,000	1,033	783	4,303	4,277	18,449	35,792

Subordinated debt

Fixed rate	74							74	0

Interest rates (range in %)	6.25–6.25

Floating rate								0	0

Subtotal	63,671	5,452	10,459	1,846	1,160	5,313	13,625	101,526	112,655

Total	147,359	22,097	20,479	14,927	16,837	39,849	37,252	298,800	413,930

The table above indicates fixed interest rate coupons ranging from 0 up to 9.955% on the Group’s bonds. The high or low coupons generally relate to structured debt issues prior to the separation of embedded derivatives. As a result, the stat-

ed interest rate on such debt issues generally does not reflect the effective interest rate the Group is paying to service its debt after the embedded derivative has been separated and, where applicable, the application of hedge accounting.

Financial information

Note 20 Other liabilities
CHF million	Note	31.12.08	31.12.07

Provisions	21	2,727	1,716

Provisions for contingent claims	9b	31	63

Current tax liabilities		1,192	2,000

Deferred tax liabilities	22	1,470	2,429

VAT and other tax payables		1,022	1,079

Settlement and clearing accounts		3,089	7,476

Amounts due under unit-linked investment contracts		13,051	27,455

Other payables[1]		11,459	19,278

Total other liabilities		34,040	61,496

1 The most significant individual items included in other payables are third party interests of consolidated limited partnerships of CHF 3.1 billion, contingent payments for the acquisition of Pactual in 2006, and liabilities from cash-settled employee compensation plans.

Financial information
Notes to the consolidated financial statements

Note 21 Provisions and litigation
				Total	Total
CHF million	Operational[1]	Litigation[2,3]	Other[4]	31.12.08	31.12.07

Balance at the beginning of the year	298	474	944	1,716	1,703

Additions from acquired companies	0	1	0	1	0

Increase in provisions recognized in the income statement	473	3,069	460	4,002	742

Release of provisions recognized in the income statement	(182)	(143)	(203)	(528)	(216)

Provisions used in conformity with designated purpose	(318)	(990)	(73)	(1,381)	(570)

Capitalized reinstatement costs	0	0	(21)	(21)	6

Disposal of subsidiaries	0	0	0	0	(16)

Reclassifications	0	(980)	1	(979)	155

Foreign currency translation	(1)	(13)	(69)	(83)	(88)

Balance at the end of the year	270	1,418	1,039	2,727	1,716

1 Includes provisions for litigation resulting from security risks and transaction processing risks.  2 Includes litigation resulting from legal, liability and compliance risks.  3 In 2008 Global Wealth Management and Business Banking made a provision of CHF 1,464 million (USD 1,363 million) for the expected costs of the repurchase of auction rate securities (ARS), including fines. In the fourth quarter, after the provision was partially applied for repurchases of ARS, an amount of CHF 968 million (USD 908 million), excluding fines, was reclassified to Negative replacement values (refer to Note 23 for details). In addition a provision of CHF 917 million (USD 780 million) was made in connection with UBS’s US cross-border case.  4 Includes reinstatement of costs for leasehold improvement which amounted to CHF 167 million on 31 December 2008 (CHF 233 million on 31 December 2007), provisions for onerous lease contracts, provisions for employee benefits (service anniversaries and sabbatical leaves) and other items.

Litigation

UBS Group operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. As a result, UBS is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, including the impact on the operations or financial statements, particularly in the earlier stages of a case. In certain circumstances, to avoid the expense and distraction of legal proceedings, UBS may, based on a cost-benefit analysis, enter into a settlement even though UBS denies any wrongdoing. The Group makes provisions for cases brought against it only when after seeking legal advice, in the opinion of management, it is probable that a liability exists, and the amount can be reasonably estimated. No provision is made for claims asserted against the Group that in the opinion of management are without merit and where it is not likely that UBS will be found liable.
At 31 December 2008, UBS is involved in the following legal proceedings which could be material to the Group:
a)	Tax Shelter Investigation: In connection with a criminal investigation of tax shelters, the United States Attorney’s Office for the Southern District of New York (US Attorney’s Office) continues to examine certain tax-oriented transactions in which UBS and others engaged between 1996 and 2000. UBS is continuing to cooperate in this investigation.
b)	Municipal Bond: In November 2006, UBS and others received subpoenas from the US Department of Justice, Antitrust Division, and the US Securities and Exchange Commission (SEC) seeking information relating to derivative transactions entered into with municipal bond issuers and to the investment of proceeds of municipal bond issuances. Both investigations are ongoing, and UBS is cooperating. In addition, various state Attorneys General have issued subpoenas seeking similar information. In the SEC investigation, on 4 February 2008, UBS received a “Wells notice” advising that the SEC staff is considering recommending that the SEC bring a civil action against UBS AG in connection with the bidding of various financial instruments associated with municipal securities. Under the SEC’s Wells process, UBS will have the opportunity to set forth reasons of law, policy or fact why such an action should not be brought.
c)	HealthSouth: UBS is defending itself in two putative securities class actions brought in the US District Court of the Northern District of Alabama by holders of stock and bonds in HealthSouth Corp. In October 2008, UBS agreed to settle derivative litigation brought on behalf of Health-South in Alabama State Court. Due to existing insurance coverage this settlement has no impact on UBS’s result in 2008.
d)	Parmalat: UBS has been facing multiple proceedings arising out of the Parmalat insolvency. In June 2008, UBS settled all civil claims brought by Parmalat in its capacity as Assumptor in composition with creditors and Mr. Bondi (Extraordinary Commissioner of Parmalat S.p.A. and other Parmalat companies under extraordinary administration) for EUR 185 million. Other civil claims by third parties have automatically terminated as a result of termination of criminal proceedings in Milan (with the exception of some costs issues which are the subject of appeals to Court of Cassation) and will also do so in Parma when the time for filing an appeal expires, unless an appeal has been lodged in the meantime.

Financial information

Note 21 Provisions and litigation (continued)

e)	Auction Rate Securities: UBS was sued by three state regulatory authorities and was the subject of investigations by the SEC and other regulators, relating to the marketing and sale of Auction Rate Securities (ARS) to clients and to UBS’s role and participation in ARS auctions. UBS also has been named in several putative class actions and individual civil suits and a large number of individual arbitrations. The regulatory actions and investigations and the class actions followed the disruption in the markets for these securities and related auction failures since mid-February 2008. Plaintiffs and the regulators are generally seeking rescission, i.e., for UBS to purchase the ARS that UBS sold to them at par value, as well as compensatory damages, disgorgement of profits and in some cases penalties. In May 2008, UBS entered into a settlement with the Massachusetts Attorney General in which UBS agreed to buy back USD 36 million in auction rate securities that had been sold to general purpose municipal accounts but were impermissible investments for those accounts. On 8 August 2008, UBS entered into settlements in principle with the SEC, the New York Attorney General (NYAG) and other state agencies represented by the North American Securities Administrators Association (NASAA), including the Massachusetts Securities Division (MSD), whereby UBS agreed to offer to buy back ARS from eligible customers within certain time frames, and to pay penalties of USD 150 million (USD 75 million to the NYAG, USD 75 million to the other states). On 2 October 2008, UBS finalized its settlement with the MSD, on 11 December 2008 with the SEC and the NYAG, and UBS is continuing to finalize agreements with the other state regulators. UBS’s offer to purchase back ARS was done by a registered securities offering effective 7 October 2008. UBS’s settlement is largely in line with similar industry regulatory settlements; however, UBS is the only firm of its major competitors that offered to purchase ARS from institutional clients before a date certain. UBS’s settlement with the SEC and MSD requires UBS to offer to buy eligible ARS from eligible institutional clients by no later than 30 June 2010. Settlements with the other NASAA states are being worked out. The NYAG settlement does not reference a date certain, but contains language similar to other industry settlements requiring that UBS make ‘best efforts’ to provide liquidity solutions for institutional investors. The NYAG and SEC continue to investigate individuals affiliated with UBS who traded in ARS or who had responsibility for disclosures. On 7 October 2008, the NYAG announced a settlement with the former Investment Bank Global General Counsel relating to his trading of ARS allegedly in violation of New York’s Martin Act. The former Investment Bank Global General Counsel neither admitted nor denied the state’s allegations, but agreed to certain penalties and sanctions.
f)	US Cross-Border: UBS AG has been responding to a number of governmental inquiries and investigations relating to its cross-border private banking services to US private clients during the years 2000–2008. In particular, the US Department of Justice (DOJ) has been examining whether certain US clients sought, with the assistance of UBS client advisors, to evade their US tax obligations by avoiding restrictions on their securities investments imposed by the Qualified Intermediary Agreement (QIA) UBS entered into with the US Internal Revenue Service (IRS) in 2001. DOJ and IRS are also have been examining whether UBS AG has been compliant with withholding obligations in relation to sales of non-US securities under the Deemed Sales and Paid In US tax regulations. A former UBS AG client advisor pleaded guilty to one count of conspiracy to defraud the United States and the IRS in connection with providing investment and other services to a US person who is alleged to have evaded US income taxes on income earned on assets maintained in, among other places, a former UBS AG account in Switzerland. In November 2008, the CEO of Global WM&BB was indicted by a US federal grand jury sitting in the Southern District of Florida on one count of conspiring to defraud the IRS in violation of US law. Among other things, the indictment alleges that the CEO of Global WM&BB had involvement in the operation and maintenance of the US cross-border business while knowing that such business was being conducted in violation of certain US laws. The District Attorney for the County of New York has issued a request for information seeking information located in the US concerning UBS’s cross-border business, including any information located in the US relating to clients of that business. Further, the IRS has delivered to UBS AG a notice concerning alleged violations of the QIA which UBS is responding to under the applicable cure process. The SEC has been examining whether Swiss-based UBS client advisors engaged in activities in relation to their US-domiciled clients that triggered an obligation for UBS Switzerland to register with the SEC as a broker-dealer and/or investment adviser. Finally, the Swiss Financial Market Supervisory Authority (FINMA) investigated UBS’s cross-border servicing of US private clients under Swiss Banking Supervisory legislation. The investigations also have been focused on the management supervision and control of the US cross-border business and the practices at issue. UBS has been working to respond in an appropriate and responsible manner to all of these investigations in an effort to achieve a satisfactory resolution of these matters. As announced on 17 July 2008, UBS will no longer provide securities and banking services to US-resident private clients (including non-operating entities with US beneficiaries) except through its SEC-registered affiliates. On

Financial information
Notes to the consolidated financial statements

Note 21 Provisions and litigation (continued)

18 February 2009, UBS announced that it had entered into a Deferred Prosecution Agreement (DPA) with the DOJ and a Consent Order with the SEC. These agreements resolve the above-described criminal and regulatory investigations by these authorities. As part of these settlement agreements, among other things: (i) UBS will pay a total of USD 780 million to the United States, USD 380 million representing disgorgement of profits from maintaining the US cross-border business and USD 400 million representing US federal backup withholding tax required to be withheld by UBS, together with interest and penalties, and restitution for unpaid taxes associated with certain account relationships involving fraudulent sham and nominee offshore structures and otherwise as covered by the DPA; (ii) UBS will complete the exit of the US cross-border business out of non-SEC registered entities, as announced in July 2008, which these settlements permit UBS to do in a lawful, orderly and expeditious manner; (iii) UBS will implement and maintain an enhanced program of internal controls with respect to compliance with its obligations under its Qualified Intermediary (QI) Agreement with the Internal Revenue Service (IRS), as well as a revised Legal and Compliance governance structure in order to strengthen independent legal and compliance controls; and (iv) pursuant to an order issued by FINMA, information was transferred to the DOJ regarding accounts of certain US clients as set forth in the DPA who, based on evidence available to UBS, appear to have committed tax fraud or the like within the meaning of the Swiss-US Double Taxation Treaty. Pursuant to the DPA, DOJ has agreed that any further prosecution of UBS will be deferred for a period of at least 18 months, subject to extension under certain circumstances such as UBS needing more time to complete the implementation of the exit of its US cross-border business. If UBS satisfies all of its obligations under the DPA, the DOJ will refrain permanently from pursuing charges against UBS relating to the investigation of its US cross-border business. As part of the SEC resolution, the SEC filed a Complaint against UBS in Federal District Court in Washington, D.C., charging UBS with acting as an unregistered broker-dealer and investment advisor in connection with maintaining its US cross-border business. Pursuant to the Consent Order, UBS did not admit or deny the allegations in that Complaint, and consented to the entry of a final judgment that provides, among other things, that: (i) UBS will pay USD 200 million to the SEC, representing disgorgement of profits from the US cross-border business (this amount is included within, and not in addition to, the USD 780 million UBS is paying to the United States as described above); and (ii) UBS will complete its exit of the US cross-border business and will be permanently enjoined from violating the SEC registration requirements by providing broker-dealer or investment advisory services to US persons through UBS entities not registered with the SEC.
The DOJ and SEC agreements do not resolve issues concerning the pending “John Doe” summons which the IRS served on UBS in July 2008. In this regard, on 19 February 2009, the Civil Tax Division of the DOJ filed a civil petition for enforcement of this summons in US Federal District Court in Miami, through which it seeks an order directing UBS to produce information located in Switzerland regarding US clients who have maintained accounts with UBS in Switzerland without providing a Form W-9. On 24 February 2009, the District Court issued a scheduling order pursuant to which a hearing will be held on 13 July 2009. The DPA preserves UBS’s ability to defend fully its rights in connection with the IRS’s enforcement effort. UBS believes that it has substantial defenses, including that complying with the summons would constitute a violation of Swiss financial privacy laws, and intends to vigorously contest the enforcement of the summons. The resolution of the summons litigation could result in the imposition of substantial fines, penalties and / or other remedies. In addition, pursuant to the DPA, should UBS fail to comply with a final US court order directing it to comply with the summons after fully exhausting all rights to appeal, the DOJ may, after certain conditions have been satisfied, choose to pursue various remedies available for breach of the DPA. This may include charging UBS with conspiracy to commit tax fraud. Also on 18 February 2009, the FINMA published the results of the now concluded investigation conducted by the Swiss Federal Banking Commission (SFBC). The SFBC concluded, among other things, that UBS violated the requirements for proper business conduct under Swiss banking law and issued an order barring UBS from providing services to US resident private clients out of non-SEC registered entities. Further, the SFBC ordered UBS to enhance its control framework around its cross-border businesses, and announced that the effectiveness of such framework will be audited.
g)	Sub-prime-related Matters: UBS is responding to a number of governmental inquiries and investigations, and is involved in a number of litigations, arbitrations and disputes, related to the sub-prime crisis, sub-prime securities, and structured transactions involving sub-prime securities. These matters concern, among other things, UBS’s valuations, disclosures, write-downs, underwriting, and contractual obligations. In particular, UBS has been in regular communication with, and responding to inquiries by FINMA, its home country consolidated regulator, as well as the SEC and the United States Attorney’s Office for the Eastern Dis-

Financial information

Note 21 Provisions and litigation (continued)

trict of New York (USAO), regarding some of these issues and others, including the role of internal control units, governance and processes around risk control and valuation of sub-prime instruments, compliance with public disclosure rules, and the business rationales for the launching and the reintegration of Dillon Read Capital Management (DRCM). While FINMA concluded its investigation in October 2008, the investigation by the SEC and the USAO are ongoing. In addition, a consolidated class action was filed against UBS and a number of senior directors and officers in the Southern District of New York alleging securities fraud in connection with the firm’s valuations and disclosures relating to sub-prime and asset-backed securities. UBS and a number of senior officers and directors have also been sued in a consolidated class action brought on behalf of holders of UBS ERISA retirement plans in which there were purchases of UBS stock. Both class actions are in their early stages.
h)	Madoff: In relation to the Madoff investment fraud, UBS, UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by a number of regulators, including FINMA and the Luxembourg Commission de surveillance du secteur financier (CSSF). CSSF has made inquiries concerning two third party funds established under Luxembourg law the assets of which were managed by Bernard L. Madoff Investment Securities LLC, and which now face severe losses. The documentation establishing both funds suggests that UBS entities act in various capacities including custodian, administrator, manager, distributor and promoter, and that UBS employees serve as board members. On 25 February 2009, the CSSF issued a communiqué with respect to the larger of the two funds, stating that UBS (Luxembourg) SA had failed to comply with its due diligence responsibilities as custodian bank. The CSSF ordered UBS (Luxembourg) SA to review its infrastructure and procedures relating to its supervisory obligations as custodian bank, but did not order it to compensate investors. To date, very few investor claims have been filed, and most have related to unsatisfied redemption requests delivered to these funds prior to the revelation of the Madoff scheme. Further, certain clients of UBS Sauerborn (the KeyClient segment of UBS Deutschland AG) are exposed to Madoff-managed positions through third party funds and funds administered by UBS Sauerborn.

Financial information
Notes to the consolidated financial statements

Note 22 Income taxes
	For the year ended
CHF million	31.12.08	31.12.07	31.12.06

Tax expense from continuing operations

Domestic

Current	(336)	409	1,759

Deferred	(7,282)	(25)	(107)

Foreign

Current	519	1,061	1,533

Deferred	262	(76)	(187)

Total income tax expense from continuing operations	(6,837)	1,369	2,998

Tax expense from discontinued operations

Domestic	1	(258)	(12)

Foreign	0	0	1

Total income tax expense from discontinued operations	1	(258)	(11)

Total income tax expense	(6,836)	1,111	2,987

Of the deferred tax benefit in the income statement of CHF 7,020 million, CHF 6,126 million relates to the recognition of incremental net deferred tax assets in respect of available tax losses. The incremental deferred tax assets mainly relate to Swiss tax losses incurred during the year (primarily due to the writedown of investments in US subsidiaries). The tax benefit was reduced by a decrease in the deferred tax asset recognized for US tax losses.

The Group made net tax payments, including domestic and foreign taxes, of CHF 887 million, CHF 3,663 million, CHF 2,607 million in 2008, 2007 and 2006 respectively. The tax payments in 2008 include installment payments paid on estimated basis during the year, part of which are expected to be repaid because the final tax liability for the year is anticipated to be less than the amounts paid.

The current tax expense for 2008 is net of tax benefits related to prior years of CHF 446 million. There were also deferred tax benefits related to prior years of CHF 44 million giving total tax benefits relating to prior years of CHF 490 million.
The components of operating profit before tax, and the differences between income tax expense reflected in the Financial Statements and the amounts calculated at the Swiss statutory rate, are as follows:

	For the year ended
CHF million	31.12.08	31.12.07	31.12.06

Operating profit from continuing operations before tax	(27,353)	(3,742)	14,119

Domestic	3,269	10,337	5,503

Foreign	(30,622)	(14,079)	8,616

Income taxes at Swiss statutory rate of 22% for 2008, 2007 and 2006	(6,018)	(823)	3,106

Increase / (decrease) resulting from:

Applicable tax rates differing from Swiss statutory rate	(7,018)	(3,054)	799

Tax effects of losses not recognized	7,327	6,327	21

Previously unrecorded tax losses now utilized	(10)	(257)	(676)

Lower taxed income	(773)	(1,587)	(941)

Non-deductible goodwill and intangible asset amortization	160	15	21

Other non-deductible expenses	695	227	183

Adjustments related to prior years	(490)	(72)	316

Change in deferred tax valuation allowance	(692)	279	(192)

Other items	(17)	314	361

Income tax expense from continuing operations	(6,837)	1,369	2,998

Financial information

Note 22 Income taxes (continued)

Significant components of the Group’s gross deferred income tax assets and liabilities are as follows:

CHF million	31.12.08	31.12.07

Deferred tax assets

Compensation and benefits	1,534	3,370

Tax loss carry-forwards	32,749	10,385

Trading assets	608	163

Other	211	859

Total	35,103	14,777

Valuation allowance	(26,222)	(11,557)

Deferred tax assets recognized	8,880	3,220

Deferred tax liabilities

Compensation and benefits	111	470

Property and equipment	29	175

Financial investments and associates	206	690

Trading assets	244	498

Goodwill and intangible assets	289	173

Other	591	424

Deferred tax liabilities	1,470	2,429

The change in the balance of net deferred tax assets and deferred tax liabilities does not equal the deferred tax expense in those years. This is mainly due to the effects of exchange rate changes on tax assets and liabilities denominated in currencies other than CHF. For the above purposes, the valuation allowance represents amounts that are not expected to provide future benefits, either because they are offset against potential tax adjustments or due to insufficiency of future taxable income. The deferred tax assets recognized at 31 December 2008 were as follows: Compensation and benefits: CHF 321 million; Tax loss carry-forwards: CHF 8,126 million; Trading assets: CHF 243 million; and Other: CHF 190 million.

UBS AG Switzerland and certain overseas branches and subsidiaries of the Group have deferred tax assets related to tax loss carry-forwards and other items. Because the realization of these assets is uncertain, the Group has established valuation allowances of CHF 26,222 million (CHF 11,557 million at 31 December 2007) mainly relating to US tax losses. For entities that incurred losses in either the current or preceding year, an amount of CHF 8,463 million is recognized as deferred tax assets at 31 December 2008 (CHF 2,363 million at 31 December 2007). These deferred tax assets mainly relate to Swiss tax losses (primarily due to the writedown of investments in US subsidiaries) and US tax losses. Swiss tax losses can be carried forward for seven years and US federal tax losses for 20 years. The agreement which UBS entered into to transfer certain illiquid securities and other positions to a fund owned and controlled by the Swiss National Bank (refer to Note 38) materially reduced the Group’s exposures to US real estate related assets and hence provided additional evidence that future US taxable profits will be available against which part of the Group’s unused US tax losses can be utilized. A deferred tax asset has been recognized in respect of that portion of the US tax losses.

The deferred tax assets recognized at 31 December 2008 in respect of tax losses have been based on profitability assumptions over a five-year horizon. The expected future profitability is based on business plan assumptions taking into consideration uncertainties arising from the current adverse economic environment. If the business plan earnings and assumptions in following quarters substantially deviate from the current assumptions, the amount of existing deferred tax assets may need to be adjusted. The Group provides for deferred income taxes on undistributed earnings of subsidiaries except to the extent that those earnings are indefinitely invested. At 31 December 2008, CHF 413 million of such earnings were treated as indefinitely invested.

Financial information
Notes to the consolidated financial statements

Note 22 Income taxes (continued)

At 31 December 2008, tax losses totalling CHF 71,001 million which are not recognized as deferred tax assets are available to be offset against potential tax adjustments or future taxable income.

The tax losses expire as follows:

CHF million	31.12.08

Within 1 year	1

From 2 to 4 years	19

After 4 years	70,982

Total	71,001

Note 23 Derivative instruments and hedge accounting

A derivative is a financial instrument, the value of which is derived from the value of another (“underlying”) financial instrument, an index or some other variable. Typically, the underlying is a share, commodity or bond price, an index value or an exchange or interest rate.

The majority of derivative contracts are negotiated as to amount (“notional”), tenor and price between UBS and its counterparties, whether other professionals or customers (over-the-counter (OTC) contracts).
Other derivative contracts are standardized in terms of their amounts and settlement dates and are bought and sold on organized exchanges (exchange-traded contracts).
The notional amount of a derivative is generally the quantity of the underlying instrument on which the derivative contract is based and is the basis upon which changes in the value of the contract are measured. It provides an indication of the underlying volume of business transacted by the Group but does not provide any measure of risk.
Derivative instruments are carried at fair value, shown in the balance sheet as separate totals of Positive replacement values (assets) and Negative replacement values (liabilities), except for futures and exchange-traded options with daily margining, which are presented as receivables and payables. Positive replacement values represent the cost to the Group of replacing all transactions with a fair value in the Group’s favor if all the relevant counterparties of the Group were to default at the same time, assuming transactions could be replaced instantaneously. Negative replacement values represent the cost to the Group’s counterparties of replacing all their transactions with the Group with a fair value in their favor if the Group were to default. Positive and negative replacement values on different transactions are only netted if the transactions are with the same counterparty, are denominated in the same currency, and the cash flows will be settled on a net basis. Changes in replacement values of derivative instruments are recognized in the income statement unless they meet the criteria for certain hedge accounting relationships, as explained in Note 1a) 14) Derivative instruments and hedge accounting.

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
Swaps are transactions in which two parties exchange cash flows on a specified notional amount for a predetermined period. Most swaps are traded OTC. The major types of swap transactions undertaken by the Group are as follows:
–	Interest rate swap contracts generally entail the contractual exchange of fixed-rate and floating-rate interest payments in a single currency, based on a notional amount and a reference interest rate, e.g. LIBOR.
–	Cross-currency swaps involve the exchange of interest payments based on two different currency principal balances and reference interest rates and generally also entail exchange of principal amounts at the start and / or end of the contract.
–	Credit default swaps (CDSs) are the most common form of a credit derivative, under which the party buying pro-

Financial information

Note 23 Derivative instruments and hedge accounting (continued)

tection makes one or more payments to the party selling protection in exchange for an undertaking by the seller to make a payment to the buyer following a credit event (as defined in the contract) with respect to a third-party credit entity (as defined in the contract). Settlement following a credit event may be a net cash amount or cash in return for physical delivery of one or more obligations of the credit entity and is made regardless of whether the protection buyer has actually suffered a loss. After a credit event and settlement, the contract is terminated.
–	Total rate of return swaps give the total return receiver exposure to all of the cash flows and economic benefits and risks of an underlying asset, without having to own the asset, in exchange for a series of payments, often based on a reference interest rate, e.g. LIBOR. The total return payer has an equal and opposite position.
–	Metal swaps (precious metal swaps and base metal swaps) involve the purchase and sale of specific metals. A precious metal swap involves the purchase and sale of a specified metal with fixed notional amount and fixed price but different settlement dates. A base metal swap is the simultaneous purchase and sale of a specified metal with same settlement dates but different pricing terms.
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

Credit derivatives

UBS’s credit derivative portfolio consists of credit default swaps and total return swaps. The total notional value of protection bought and sold during 2008 was CHF 2,136 billion and CHF 1,474 billion, respectively.

Commitment to acquire auction rate securities

In 2008, Wealth Management US recognized provisions of CHF 1,464 million, presented as general and administrative expenses in the income statement, for the expected cost of the repurchase of auction rate securities (ARSs) and related costs, including fines. The estimate of the expected cost was based on assumptions relating to the timing of the repur-

chase, the restructuring of the securities as well as the fair values of such securities.

In October, UBS proceeded with the implementation of the settlement agreements by registering with the US Securities and Exchange Commission the offering of ARS rights (in the legal form of securities) to clients. The issued ARS rights provide eligible clients the right to sell ARS (put option), while UBS stipulated a right to call ARS from clients (as well as a litigation release from institutional clients). Pursuant to the issuance of the ARS rights, the commitment to repurchase ARS from clients was treated as a derivative. As a result, the provision, excluding fines, was reclassified to Negative replacement value. After reclassification, changes in the fair value of the commitment resulted in an additional CHF 60 million loss in Net trading income. As of 31 December 2008, the fair value of the commitment recognized as negative replacement value was CHF 1,028 million.

Derivatives transacted for trading purposes

Most of the Group’s derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify or reduce current or expected risks. Trading activities include market making, positioning and arbitrage activities. Market making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning means managing market risk positions with the expectation of profiting from favorable movements in prices, rates or indices. Arbitrage activities involve identifying and profiting from price differentials between the same product in different markets or the same economic factor in different products.

Derivatives transacted for hedging purposes

The Group enters into derivative transactions for the purposes of hedging assets, liabilities, forecast transactions, cash flows and credit exposures. The accounting treatment of hedge transactions varies according to the nature of the instrument hedged and whether the hedge qualifies as such for accounting purposes.
Derivative transactions may qualify as hedges for accounting purposes. These are described under the corresponding headings in this note. The Group’s accounting policies for derivatives designated and accounted for as hedging instruments are explained in Note 1a) 14) Derivative instruments and hedge accounting, where terms used in the following sections are explained.

Financial information
Notes to the consolidated financial statements

Note 23 Derivative instruments and hedge accounting (continued)

The Group has entered into CDSs that provide economic hedges for credit risk exposures in the loan and traded product portfolios but do not meet the requirements for hedge accounting treatment.

The Group has also entered into a limited volume of interest rate swaps and other interest rate derivatives (e.g. futures) for day-to-day economic interest rate risk management purposes, but without applying hedge accounting. The fair value changes of such swaps are booked to Net trading income.

Fair value hedges

The Group’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate instruments (e.g. long-term-fixed rate debt issues) due to movements in market interest rates. The fair values of outstanding interest rate derivatives designated as fair value hedges were a CHF 883 million net positive replacement value at 31 December 2008 and a CHF 125 million net positive replacement value at 31 December 2007.

Fair value hedges of interest rate risk
	For the year ended

CHF million	31.12.08	31.12.07	31.12.06

Gains / (losses) on hedging instruments	778	15	(28)

Gains / (losses) on hedged items attributable to the hedged risk	(796)	(11)	11

Net gains / (losses) representing ineffective portions of fair value hedges	(18)	4	(17)

In addition, the Group entered into a fair value hedge accounting relationship in 2005 using foreign exchange derivatives to protect a certain portion of equity investments available-for-sale from foreign currency exposure. The time value associated with the FX derivatives is excluded from the evaluation of hedge ineffectiveness. The hedging relation-

ship was terminated in 2008 as a result of UBS’s disposal of its foreign currency investment, which was the hedged item in this hedge accounting relationship. The fair value of outstanding FX derivatives designated as fair value hedges at 31 December 2008 and 31 December 2007 was CHF 0 million for both years.

Fair value hedges of foreign exchange risk
	For the year ended

CHF million	31.12.08	31.12.07	31.12.06

Gains / (losses) on hedging instruments	0	42	49

Gains / (losses) on hedged items attributable to the hedged risk	0	(44)	(44)

Net gains / (losses) representing ineffective portions of fair value hedges	0	(2)	5

Fair value hedges of portfolio interest rate risk

The Group also applies fair value hedge accounting of portfolio interest rate risk. The change in fair value of the hedged items is recorded separately from the hedged item on the balance sheet. The fair value of derivatives designated for this hedge method at 31 December 2008 was a

CHF 765 million net negative replacement value and at 31 December 2007 was a CHF 41 million net negative replacement value.

During 2008, UBS expanded the use of its method to hedge portfolio interest rate risk to include other Swiss mortgage loan portfolios.

Fair value hedge of portfolio of interest rate risk
	For the year ended

CHF million	31.12.08	31.12.07	31.12.06

Gains / (losses) on hedging instruments	(644)	(37)	(7)

Gains / (losses) on hedged items attributable to the hedged risk	688	30	7

Net gains / (losses) representing ineffective portions of fair value hedges	44	(7)	0

Financial information

Note 23 Derivative instruments and hedge accounting (continued)

Cash flow hedges of forecast transactions

The Group is exposed to variability in future interest cash flows on non-trading assets and liabilities that bear interest at variable rates or are expected to be refunded or reinvested in the future. The amounts and timing of future cash flows, representing both principal and interest flows, are projected for each portfolio of financial assets and liabilities, based on contractual terms and other relevant factors including esti-

mates of prepayments and defaults. The aggregate principal balances and interest cash flows across all portfolios over time form the basis for identifying the non-trading interest rate risk of the Group, which is hedged with interest rate swaps, the maximum maturity of which is 19 years.

The schedule of forecast principal balances on which the expected interest cash flows arise as of 31 December 2008 is shown below.

Forecasted cash flows
CHF billion	< 1 year	1–3 years	3–5 years	5–10 years	over 10 years

Cash inflows (assets)	247	443	309	250	19

Cash outflows (liabilities)	69	129	101	85	2

Net cash flows	178	314	208	165	17

Gains and losses on the effective portions of derivatives designated as cash flow hedges of forecast transactions are initially recorded in Equity as Net income recognized directly in equity and are transferred to current period earnings when the forecast cash flows affect net profit or loss. The gains and losses on ineffective portions of such derivatives are recognized immediately in the income statement. A CHF 164 million loss, a CHF 443 million gain and a CHF 36 million loss were recognized in 2008, 2007 and 2006, respectively, due to hedge ineffectiveness.

As of 31 December 2008 and 2007, the fair values of outstanding derivatives designated as cash flow hedges of forecast transactions were a CHF 2,595 million net positive replacement value and a CHF 99 million net positive replacement value, respectively. At the end of 2008 and 2007, unrecognized income of CHF 86 million and CHF 135 million associated with de-designated hedging swaps remained deferred in Equity. It will be removed from Equity when the hedged cash flows have an impact on net profit or loss, or when the forecasted cash flows are no longer expected to take place. In fourth quarter 2008, due to reductions in the volume of short term financial instruments, some of the forecasted cash flows previously included in the hedge relationships have been determined to no longer be expected to occur. Amounts reclassified from Net income recognized directly in Equity to current period earnings due to discontinuation of hedge accounting were a CHF 49 million net gain in 2008, a CHF 79 million net gain in 2007 and a CHF 132 mil-

lion net gain in 2006. These amounts were recorded in Net interest income.

Risks of derivative instruments

Derivative instruments are transacted in many trading portfolios, which generally include several types of instruments, not just derivatives. The market risk of derivatives is managed and controlled as an integral part of the market risk of these portfolios. The Group’s approach to market risk is described in the audited “Market risk” section of this report.
Derivative instruments are transacted with many different counterparties, most of whom are also counterparties for other types of business. The credit risk of derivatives is managed and controlled in the context of the Group’s overall credit exposure to each counterparty. The Group’s approach to credit risk is described in the audited “Credit risk” section of this report. It should be noted that, although the positive replacement values shown on the balance sheet can be an important component of the Group’s credit exposure, the positive replacement values for a counterparty are rarely an adequate reflection of the Group’s credit exposure on its derivatives business with that counterparty. This is because, on the one hand, replacement values can increase over time (“potential future exposure”), while on the other hand, exposure may be mitigated by entering into master netting agreements and bilateral collateral arrangements with counterparties. Both the exposure measures used by the Group internally to control credit risk and the capital

Financial information
Notes to the consolidated financial statements

Note 23 Derivative instruments and hedge accounting (continued)

requirements imposed by regulators reflect these additional factors.

The replacement values presented on UBS’s balance sheet and in the tables on the next two pages include netting in accordance with IFRS requirements (refer to Note 1), which is more restrictive than netting guidance provided by the Swiss Financial Market Supervisory Authority (FINMA). The main difference of Swiss GAAP to IFRS is that Swiss GAAP netting is generally based on close-out netting arrangements which are enforceable in case of insolvency. The impact of such netting agreements on the gross replacement values shown in the tables on the next two pages is to reduce both positive and negative replacement values by CHF 652 billion and CHF 292 billion at 31 December 2008 and 2007, respectively. As a result, positive replacement values after netting for UBS Group were CHF 202 billion at 31 December 2008 and CHF 136 billion at 31 December 2007.

Financial information

Note 23 Derivative instruments and hedge accounting[1] (continued)
As of 31 December 2008	Term to maturity
	Within 3 months		3–12 months		1–5 years		over 5 years		Total		Notional	Total		Notional
CHF billion	PRV[2]	NRV[3]	PRV	NRV	PRV	NRV	PRV	NRV	PRV		value	NRV		value

Interest rate contracts

Over-the-counter (OTC) contracts

Forward contracts	2.1	2.2	3.8	4.1	0.3	0.4		0.0	6.2		1,544.9	6.7		1,584.5

Swaps	9.5	9.9	23.6	24.3	152.1	140.5	144.8	142.9	330.0		9,065.4	317.6		22,739.9

Options	4.0	3.7	6.6	7.0	14.3	15.6	12.6	16.5	37.4		498.4	42.9		595.5

Exchange-traded contracts[4]

Futures											219.8			307.8

Options	0.8	0.8	0.5	0.5	0.1	0.1			1.4		6.4	1.4		8.7

Total	16.4	16.6	34.5	36.0	166.8	156.6	157.4	159.5	375.1		11,334.9	368.6		25,236.4

Credit derivative contracts

Over-the-counter (OTC) contracts

Credit default swaps	0.5	0.3	3.4	3.5	95.4	91.2	89.8	88.2	189.1		1,856.1	183.3		1,754.0

Total rate of return swaps	3.4	0.4	0.2	0.1	3.1	0.5	1.6	0.5	8.3		31.2	1.5		12.6

Total	3.9	0.7	3.6	3.6	98.4	91.7	91.4	88.8	197.4		1,887.2	184.8		1,766.7

Foreign exchange contracts

Over-the-counter (OTC) contracts

Forward contracts	21.0	22.8	8.4	10.6	1.6	1.1	0.1	0.1	31.2		468.1	34.5		485.6

Interest and currency swaps	72.1	74.5	36.2	33.8	34.9	39.2	27.1	26.5	170.3		2,047.4	173.9		1,868.4

Options	7.5	7.6	10.0	9.1	2.1	1.8		0.0	19.7		610.1	18.6		524.8

Exchange-traded contracts[4]

Futures														1.7

Options	0.2	0.3	0.0	0.0					0.2		12.8	0.3		6.1

Total	101.0	105.2	54.6	53.5	38.7	42.1	27.2	26.6	221.5		3,138.3	227.3		2,886.5

Equity/index contracts

Over-the-counter (OTC) contracts

Forward contracts	1.9	1.6	2.0	1.8	2.2	2.0	0.2	0.3	6.4		68.5	5.7		40.1

Options	1.7	3.2	4.8	7.4	4.7	8.5	1.7	4.0	12.9		108.9	23.0		106.1

Exchange-traded contracts[4]

Futures											15.3			18.2

Options	5.0	5.2	5.3	6.7	4.8	5.6	0.9	1.2	16.1		97.9	18.7		110.5

Total	8.6	10.0	12.1	16.0	11.7	16.1	2.9	5.5	35.3		290.5	47.4		275.0

Precious metals contracts

Over-the-counter (OTC) contracts

Forward contracts	0.8	0.7	0.6	0.5	0.5	0.4	0.0	0.1	1.8		13.1	1.7		14.1

Options	0.5	0.6	1.3	1.3	1.8	1.5	0.2	0.2	3.8		30.6	3.7		35.8

Exchange-traded contracts[4]

Futures														0.6

Options	0.1	0.1	0.1	0.2	0.0	0.0			0.1		4.7	0.3		9.5

Total	1.3	1.4	1.9	2.0	2.3	1.9	0.3	0.4	5.8		48.4	5.7		60.0

Commodities contracts, excluding precious metals contracts

Over-the-counter (OTC) contracts

Forward contracts	2.2	1.7	3.7	3.2	1.4	1.2	0.9	1.0	8.2		26.1	7.1		19.0

Options	0.3	0.4	1.3	1.2	0.8	0.8	0.0	0.0	2.4		5.7	2.4		6.6

Exchange-traded contracts[4]

Futures											13.5			0.0

Options	2.0	2.0	3.7	3.7	2.7	2.7			8.4		69.9	8.4		86.1

Total	4.5	4.1	8.8	8.1	4.8	4.6	0.9	1.0	19.0		115.2	17.9		111.8

Total derivative instruments[5,6]	135.7	138.1	115.5	119.2	322.8	313.0	280.0	281.6	854.1	[7]		851.8	[8]

thereof commitments to repurchase auction rate securities						1.0						1.0		16.6

1 Bifurcated embedded derivatives are presented in the same balance sheet line as the host contract and are excluded from the table. Payables and receivables resulting from the valuation of regular way purchases and sales of financial assets between trade and settlement date are recognized as replacement values and therefore included in the table. PRVs and NRVs are categorized in the different time bands on the basis of the maximal duration of the derivative contract.  2 PRV: Positive replacement value.  3 NRV: Negative replacement value.  4 Exchange-traded products include own account trades only.  5 Total PRV and total NRV include approximately CHF 462 million and CHF 1,700 million, respectively for the option to purchase the SNB StabFund equity. Refer to Note 38.  6 Total NRVs include approximately CHF 1,058 million for the derivative component of the mandatory convertible notes issued to the Swiss Confederation in December 2008. Refer to Note 26.  7 The impact of netting agreements accepted by the Swiss Financial Market Supervisory Authority (FINMA) for capital adequacy calculations is to reduce positive replacement values to CHF 202,351 million.  8 The impact of netting agreements accepted by the FINMA for capital adequacy calculations is to reduce negative replacement values to CHF 200,055 million.

Financial information
Notes to the consolidated financial statements

Note 23 Derivative instruments and hedge accounting[1] (continued)
As of 31 December 2007	Term to maturity
	Within 3 months		3–12 months		1–5 years		over 5 years		Total		Notional	Total		Notional
CHF billion	PRV[2]	NRV[3]	PRV	NRV	PRV	NRV	PRV	NRV	PRV		value	NRV		value

Interest rate contracts

Over-the-counter (OTC) contracts

Forward contracts	0.7	0.8	0.1	0.1	0.0	0.0			0.8		759.7	0.9		775.1

Swaps	4.9	5.4	7.9	8.1	52.4	55.1	77.3	69.0	142.4		12,527.7	137.6		15,835.8

Options	0.4	0.3	0.2	0.6	3.4	4.8	15.8	17.3	19.8		621.9	22.9		783.1

Exchange-traded contracts[4]

Futures											367.7			1,705.0

Options	0.6	0.6	0.3	0.3	0.0	0.0			0.9		39.0	0.9		50.9

Total	6.5	7.0	8.5	9.2	55.9	59.9	93.0	86.3	163.9		14,316.0	162.4		19,149.9

Credit derivative contracts

Over-the-counter (OTC) contracts

Credit default swaps	0.2	0.2	6.5	6.0	60.9	62.5	26.8	30.9	94.4		2,509.7	99.6		2,662.6

Total rate of return swaps	0.4	0.3	0.1	0.2	2.5	2.8	7.9	3.2	10.9		56.6	6.6		131.7

Total	0.6	0.6	6.6	6.2	63.3	65.3	34.7	34.1	105.3		2,566.3	106.2		2,794.3

Foreign exchange contracts

Over-the-counter (OTC) contracts

Forward contracts	8.2	8.8	2.6	2.9	0.9	0.6	0.0	0.0	11.7		635.0	12.3		687.2

Interest and currency swaps	26.9	28.2	15.8	13.6	19.4	21.9	12.5	11.6	74.5		2,457.9	75.3		2,414.0

Options	4.8	4.4	5.9	5.5	1.3	1.3	0.1	0.1	12.1		759.2	11.3		747.7

Exchange-traded contracts[4]

Futures											1.5			10.5

Options	0.1	0.1	0.0	0.0					0.1		0.0	0.1		4.5

Total	40.0	41.4	24.2	22.0	21.6	23.9	12.5	11.7	98.4		3,853.6	99.0		3,863.9

Equity/index contracts

Over-the-counter (OTC) contracts

Forward contracts	2.4	2.0	1.7	1.0	0.6	0.7	0.1	0.1	4.8		103.1	3.9		72.7

Options	3.1	4.2	4.7	9.1	5.4	12.1	1.2	3.5	14.5		113.5	28.9		177.9

Exchange-traded contracts[4]

Futures											20.5			35.1

Options	6.1	6.2	7.9	8.7	6.5	7.2	0.2	0.3	20.8		158.6	22.4		166.9

Total	11.6	12.4	14.3	18.9	12.5	20.0	1.5	3.9	40.0		395.7	55.1		452.6

Precious metals contracts

Over-the-counter (OTC) contracts

Forward contracts	0.5	1.0	0.9	0.7	1.0	0.5	0.0	0.1	2.4		16.8	2.2		23.1

Options	0.5	1.0	1.1	1.1	1.8	1.7	0.2	0.1	3.6		36.6	4.0		42.5

Exchange-traded contracts[4]

Futures														0.2

Options	0.1	0.1	0.2	0.2	0.0	0.0			0.4		18.5	0.4		9.5

Total	1.1	2.1	2.2	2.0	2.9	2.2	0.2	0.2	6.4		71.9	6.6		75.3

Commodities contracts, excluding precious metals contracts

Over-the-counter (OTC) contracts

Forward contracts	2.4	2.4	1.6	1.6	1.9	1.8	1.1	1.2	7.0		59.0	6.9		52.5

Options	0.5	0.5	0.9	1.2	0.9	1.0	0.1	0.1	2.4		11.4	2.8		13.5

Exchange-traded contracts[4]

Futures											0.4			169.9

Options	1.6	1.5	2.3	2.3	1.0	0.7			4.9		88.7	4.5		92.6

Total	4.5	4.3	4.8	5.1	3.8	3.5	1.2	1.3	14.2		159.5	14.3		328.5

Total derivative instruments	64.4	67.8	60.6	63.3	160.0	174.8	143.2	137.6	428.2	[5]		443.5	[6]

1 Bifurcated embedded derivatives are presented in the same balance sheet line as the host contract and are excluded from the table. Payables and receivables resulting from the valuation of regular way purchases and sales of financial assets between trade and settlement date are recognized as replacement values and therefore included in the table. PRVs and NRVs are categorized in the different time bands on the basis of the maximal duration of the derivative contract. 2 PRV: Positive replacement value.  3 NRV: Negative replacement value.  4 Exchange-traded products include own account trades only.  5 The impact of netting agreements accepted by the Swiss Financial Market Supervisory Authority (FINMA) for capital adequacy calculations is to reduce positive replacement values to CHF 135,846 million.  6 The impact of netting agreements accepted by the FINMA for capital adequacy calculations is to reduce negative replacement values to CHF 151,168 million.

Off-balance-sheet information

Note 24 Pledgeable off-balance-sheet securities

The Group obtains securities which are not recorded on the balance sheet with the right to sell or repledge them as shown in the table below.

CHF million	31.12.08	31.12.07

Fair value of securities received which can be sold or repledged	651,380	1,491,567

as collateral under reverse repurchase, securities borrowing and lending arrangements, derivative transactions and other transactions	621,981	1,396,768

in unsecured borrowings	29,399	94,799

thereof sold or repledged	430,670	1,118,305

in connection with financing activities	343,252	924,795

to satisfy commitments under short sale transactions	62,431	164,788

in connection with derivative and other transactions	24,987	28,722

Note 25 Operating lease commitments

At 31 December 2008, UBS was obligated under a number of non-cancellable operating leases for premises and equipment used primarily for banking purposes. The significant premises leases usually include renewal options and escalation clauses in line with general office rental market conditions as well as rent adjustments based on price indices. However, the lease agreements do not contain contingent rent payment clauses and purchase options. The leases also do not impose any restrictions on UBS’s ability to pay dividends, engage in debt financing transactions or enter into further lease agreements.
The minimum commitments for non-cancellable leases of premises and equipment are presented as follows:

CHF million	31.12.08

Operating leases due

2009	1,034

2010	950

2011	848

2012	772

2013	634

2014 and thereafter	2,573

Subtotal commitments for minimum payments under operating leases	6,811

Less: Sublease rentals under non-cancellable leases	578

Net commitments for minimum payments under operating leases	6,233

Financial information
Notes to the consolidated financial statements

Note 25 Operating lease commitments (continued)
CHF million	31.12.08	31.12.07	31.12.06

Gross operating lease expense	1,215	1,251	1,170

from continuing operations	1,215	1,233	1,137

from discontinued operations	0	18	33

Sublease rental income from continuing operations	50	54	56

Net operating lease expense	1,165	1,197	1,114

from continuing operations	1,165	1,179	1,081

from discontinued operations	0	18	33

Operating lease contracts include non-cancellable long-term leases of office buildings in most UBS locations. At 31 December 2008, the minimum lease commitments for each of 12 office locations exceeded CHF 100 million and non-
cancellable minimum lease commitments for each of two office locations in New Jersey and New York exceeded CHF 500 million.

Financial information

Additional information

Note 26 Capital increases and mandatory convertible notes

Share capital increase

On 23 April 2008, the Annual General Meeting of shareholders (AGM) approved a proposal that UBS strengthen its shareholders’ equity by way of an ordinary capital increase. The capital increase, completed in June 2008, was effected by granting existing shareholders rights to subscribe to seven new shares for 20 old shares at a price of CHF 21 per share. The capital increase was fully underwritten and resulted in the issue of 760,295,181 new fully paid registered shares with a par value of CHF 0.10 each. Net proceeds from the capital increase were approximately CHF 15.6 billion. The newly issued shares ranked pari passu in all respects with the existing registered shares immediately upon issue.

Issuance of mandatory convertible notes (MCNs)

March 2008 issuance
 On 9 December 2007, UBS entered into an agreement with the Government of Singapore Investment Corporation Pte Ltd and an investor from the Middle East to issue mandatory convertible notes (MCNs) with a face value of CHF 13 billion. The MCNs were issued on 5 March 2008 after the shareholders approved, at the Extraordinary General Meeting held on 27 February 2008, the creation of conditional capital in a maximum amount of 277,750,000 shares to be issued upon conversion of the MCNs. The MCNs counted as Tier 1 capital for regulatory capital purposes from the date of issue.
The MCNs have a coupon of 9% per annum and are convertible into UBS shares after two years, with earlier conversion options for the investors and UBS. The terms of the MCNs initially linked conversion to the share price at the date of conversion, with the minimum conversion price set at CHF 51.48 and the maximum conversion price at CHF 60.23 per share. Conversion prices were subject to anti-dilution adjustments in the event of certain corporate actions.
As a result of anti-dilution adjustments triggered by the June 2008 capital increase, the initial conversion prices were adjusted and the MCNs will be converted into a fixed number of 270,438,942 shares.
Under IFRS, the commitment to issue the MCNs to the two investors entered into by UBS on 9 December 2007 was subject to derivative accounting between the date the commitment was entered into and the date of issuance on 5 March 2008. The total change in the fair value of such commitment of approximately CHF 3,860 million was recognized as a gain in 2008.
Pursuant to the adjustments to the conversion prices, the accounting treatment for the MCNs changed. Upon issuance, the MCNs had been initially treated as a compound financial instrument consisting of a debt host and an embedded equity component. After the adjustments to the conversion prices, the MCNs have been treated as an equity instrument, which resulted in the reclassification of CHF 12,382 million from liability to Share premium in equity. In 2008, Share premium increased by approximately CHF 6,969 million due to the MCNs and interest expense incurred was approximately CHF 126 million. As of 31 December 2008, a liability representing the present value of the 9% coupon payments due on 5 March 2009 and 2010, respectively, was recorded for approximately CHF 2,297 million. Interest at a rate of 2.78% per annum continues to be accrued on the remaining liability.

December 2008 issuance

On 15 October 2008, UBS entered into an agreement with the Swiss Confederation to issue mandatory convertible notes (MCNs) with a face value of CHF 6 billion. The MCNs were issued on 9 December 2008 after the shareholders approved, at the Extraordinary General Meeting held on 27 November 2008, the creation of conditional capital in a maximum amount of 365,000,000 shares to be issued upon conversion of the MCNs. The MCNs counted as Tier 1 capital for regulatory capital purposes from the date of issue.
The MCNs pay a coupon of 12.5% per annum and are convertible into UBS shares after 30 months, with earlier conversion options for the note holders and UBS. Conversion is linked to the share price at the time of conversion, with the minimum conversion price set at CHF 18.21 and the maximum conversion price set at CHF 21.31 per share. If the share price is at or below CHF 18.21, conversion will result in the issuance of the maximum number of shares which is 329,447,681. If the share price is at or above CHF 21.31, conversion will result in issuance of a minimum number of shares of 281,579,096 plus an additional variable number of shares, provided however that the total number of shares to be issued will not exceed the maximum number of shares. If the share price is between the minimum and maximum conversion prices, the MCNs will be converted into a variable number of shares by dividing CHF 6 billion by the market price determined immediately before conversion. Conversion prices are subject to anti-dilution adjustments in the event of certain corporate actions.

Financial information
Notes to the consolidated financial statements

Note 26 Capital increases and mandatory convertible notes (continued)

Under IFRS, the commitment to issue the MCNs entered into by UBS on 15 October 2008 was subject to derivative accounting between the date the commitment was entered into and the date of issuance. Changes in the fair value of the commitment between 15 October 2008 and 9 December 2008 resulted in a gain of approximately CHF 329 million in 2008. The commitment was attributable to the equity component and was reclassified as a reduction to Share premium upon issuance of the MCNs.
Upon issuance, the MCNs were treated as a compound financial instrument consisting of a debt host and embedded equity and derivative components. The debt host was recognized as a liability initially measured at fair value and accounted for at amortized cost. The fair value of the debt host on 9 December 2008 was estimated at approximately CHF 7,733 million. At 31 December 2008, the carrying value of the liability was approximately CHF 7,740 million and interest expense recognized in 2008 amounted to approximately CHF 8 million. The fair value of the derivative component was determined to be approximately CHF 1,425 million, recognized as a negative replacement value. Subsequent changes in the fair value of the derivative component resulted in a gain of approximately CHF 367 million in 2008. The equity component was attributed a fair value of approximately CHF 3,158 million, recorded in equity as a reduction to Share premium. The value of the equity component is not re- measured to fair value after 9 December 2008.

Note 27 Fair value of financial instruments

a) Fair value measurements

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, will-

ing parties in an arm’s length transaction. Refer to Note 1a) 5) for an overview on the determination of fair value.

Determination of fair values from quoted market prices or valuation techniques
	31.12.08				31.12.07
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Trading portfolio assets	128.1	128.4	15.3	271.8	277.2	330.7	52.3	660.1

Trading portfolio assets pledged as collateral	25.4	13.2	1.6	40.2	57.4	48.5	8.3	114.2

Positive replacement values	5.1	811.2	37.8	854.1	6.8	407.4	14.0	428.2

Financial assets designated at fair value	1.1	11.2	0.6	12.9	1.8	10.0	0.0	11.8

Financial investments available- for-sale	2.4	1.2	1.6	5.2	1.2	2.4	1.4	5.0

Total assets	162.1	965.2	57.0	1,184.3	344.4	799.0	75.9	1,219.3

Trading portfolio liabilities	33.9	27.5	1.0	62.4	119.9	44.9	0.0	164.8

Negative replacement values	4.9	812.0	34.9	851.8	6.6	420.1	16.8	443.5

Financial liabilities designated at fair value	0.0	91.2	10.3	101.5	0.0	149.5	42.4	191.9

Total liabilities	38.8	930.7	46.3	1,015.8	126.5	614.5	59.2	800.2

Financial instruments accounted for at fair value

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
For financial instruments which do not have quoted market prices directly available from an active market, fair values are estimated using valuation techniques or models, based wherever possible on assumptions supported by observable market prices or rates prevailing at the balance sheet date (level 2). This is the case for the majority of OTC derivatives, and for many unlisted and listed instruments which are not traded in active markets.
For some types of financial instruments, fair values cannot be obtained directly from quoted market prices, or indirectly using valuation techniques or models supported by observable market prices or rates. This is generally the case for certain complex or structured financial instruments and for private equity investments. In addition, the illiquidity of a broad range of financial instruments linked to the US residential mortgage market, as well as US student loan ARSs, monolines, leveraged finance and others required an extended use of valuations based on partially or fully non-market observable market inputs in the second half of 2007 and 2008. In these cases, fair value is estimated indirectly

Financial information

Note 27 Fair value of financial instruments (continued)

a) Fair value measurements (continued)

using valuation techniques or models for which the inputs are reasonable assumptions, based on market conditions (level 3).
In its valuations, UBS uses indices, where and to the extent appropriate. The most frequently applied pricing models and valuation techniques include forward pricing and swap models using present value calculations, option models such as the Black-Scholes model or generalizations of it, and credit models such as default rate models or credit spread models. The values derived from applying these techniques are significantly affected by the choice of valuation model and the underlying assumptions made concerning factors such as the amounts and timing of future cash flows, discount rates, volatility and credit risk. Accrued interest is recognized as part of the fair value of financial instruments accounted for at fair value. Lock-up periods for equity investments are considered when determining fair value.
Refer to the description below of the impact from UBS’s own credit movements on financial liabilities accounted for at fair value. For the deferral and recognition of day 1 profit or loss, refer to Note 27d. For a description of the valuations of UBS’s positions related to the US student loan auction rate securities (which were reclassified to “loans and receivables” per 31 December 2008), monolines, US and non-US reference linked notes, and other instruments which were determined relevant for specific disclosure refer to Note 27c.

Reflection of counterparty credit risk in the valuation of traded debt instruments and derivative instruments
UBS incorporates the counterparty credit risk inherent in over-the-counter (OTC) derivatives transactions and traded debt instruments into its fair value estimates via the credit valuation adjustment (CVA). This amount represents the estimated market value of protection required to hedge credit risk from counterparties in UBS’s OTC derivatives portfolio and traded debt instruments, taking into account expected future exposures, collateral, and netting arrangements. The most significant component of the overall CVA is the portion related to monolines, discussed further below.

UBS’s own credit risk in the valuations of financial liabilities at fair value, including derivative liabilities
The Group’s own credit changes are reflected in valuations for those financial liabilities at fair value, including derivative liabilities, where the Group’s own credit risk would be considered by market participants and excludes fully collateralized transactions and other instruments for which it is established market practice not to include an entity-specific adjustment for own credit. This amount represents the estimated difference in the market value of identical obligations issued by a riskless intermediary, relative to the market value of those obligations issued by UBS, as judged from the perspective of the holders of those obligations. Own credit changes were calculated based on a senior long-term debt curve generated from observed external pricing for funding associated with new senior debt issued by the Group, or relevant secondary market transactions in senior long-term UBS debt. In the absence of issued debt, credit default swap spreads would be considered as well.

Disclosures on own credit for financial liabilities designated at fair value
At 31 December 2008, the own credit gain for financial liabilities designated at fair value still held at reporting date, predominantly issued structured products, amounts to CHF 2,032 million (year-to-date) and CHF 2,953 million (life-to-date). The life-to-date amount reduced the fair value of financial liabilities designated at fair value at 31 December 2008. Included in these amounts is the overall quantification of changes in fair value attributable to changes in UBS’s credit spread during the periods. In addition, it includes the credit effect of period changes in fair values attributable to factors other than credit spreads, including benchmark interest rates, prices of financial instruments issued by third parties, commodity prices, foreign exchange rates or index prices or rates (i.e. credit effect of volume changes). The year-to-date 2008 own credit profit and loss including only the change in credit spread but excluding the credit effect of volume changes was a gain of CHF 3,993 million.

Reflection of market illiquidity in fair value determinations
Fair value estimates incorporate the effects of illiquidity in the relevant markets. Where trading prices are observable in such markets, these prices invariably include a liquidity or risk premium relative to what could be concluded on the basis of an actuarial assessment of credit loss potential. Valuations based on models similarly incorporate liquidity or risk premiums either implicitly (e.g., by calibrating to market prices that incorporate such premiums) or explicitly.

Valuation processes

There may be uncertainty about the accuracy of a valuation, resulting from the choice of the valuation technique or model used, the assumptions embedded in these models, the extent to which inputs are not market observable, or as a result of other elements affecting the valuation technique. Valuation adjustments, including model reserves, are applied to reflect these uncertainties and are deducted from the fair values produced by the models or other valuation techniques. All models used for valuation undergo an internal

Financial information
Notes to the consolidated financial statements

Note 27 Fair value of financial instruments (continued)

a) Fair value measurements (continued)

validation process before they are approved for use. Uncertainties associated with the use of model-based valuations (both level 2 and level 3) are predominantly addressed through the use of model reserves. These reserves reflect the amounts that UBS estimates are appropriate to deduct from the valuations produced directly by the models to reflect uncertainties in the relevant modeling assumptions and inputs used.

Based on UBS’s established fair value and model governance policies and the related controls and procedural safeguards the Group employs, management believes the result-
ing estimated fair values recorded in the balance sheet and the changes in fair values recorded in the income statement are reasonable and are the most appropriate at the balance sheet date.

Financial instruments accounted for at amortized cost

The following table reflects the estimated fair values for the Group’s instruments accounted for at amortized cost. Refer to Note 29 for an overview of financial assets classified as “loans and receivables” and financial liabilities accounted for at amortized cost.

	31.12.08
CHF billion	Carrying value	Fair value

Assets

Loans to banks and customers	403.0	402.6

Cash collateral on securities borrowed and reverse repurchase agreements	347.5	347.7

Accrued income and prepaid expenses, other assets	9.4	9.4

Liabilities

Due to banks and customers	600.4	600.4

Cash collateral on securities lent and repurchase agreements	116.6	116.6

Debt issued	201.2	199.7

Accrued expenses and deferred income, other liabilities	22.8	22.8

The fair values included in the table above were calculated for disclosure purposes only. The valuation techniques and assumptions described below provide a measurement of fair value of UBS’s financial instruments accounted for at amortized cost. However, because other institutions may use different methods and assumptions for their fair value estimation, such fair value disclosures cannot necessarily be compared from one financial institution to another. UBS applies significant judgments and assumptions to arrive at these fair values, which are more holistic and less sophisticated than UBS’s established fair value and model governance policies and processes applied for financial instruments accounted for at fair value, whose fair values impact UBS’s balance sheet and net profit. Debt instruments reclassified in fourth quarter 2008 from “held for trading” to “loans and receivables” followed the same fair value measurement principles and governance policies as financial instruments accounted for at fair value. The following principles were applied when determing fair value estimates for financial instruments accounted for at amortized cost:
–	For short-term financial instruments with remaining maturities of one year or less, the carrying amount, which is net of credit loss allowances, is generally considered a reasonable estimate of fair value. The following financial instruments accounted for at amortized cost have remaining maturities of one year or less:

100% of cash collateral on securities borrowed and reverse repurchase agreements; 97% of loans due from banks; 61% of loans to customers; 98% of amounts due to banks and customers; 99% cash collateral on securities lent and repurchase agreements; 60% of debt issued. Refer to the chapter “Liquidity and funding management” in the “Risk and treasury management” section of this report.
–	The fair value of variable-interest bearing financial instruments accounted for at amortized cost is assumed to be approximated by their carrying amounts, which are net of credit loss allowances, and does not reflect fair value changes in the credit quality of counterparties respectively UBS’s own credit movements.
–	For fixed-interest bearing financial instruments with remaining maturities above one year, fair value was estimated by discounting contractual cash flows using current rates at which similar loans would be transacted to borrowers with similar credit ratings and/or collateral and for the same remaining maturities. These estimates generally include adjustments for counterparty credit respectively UBS’s own credit.
–	The fair value estimates for repurchase and reverse repurchase agreements with variable and fixed interest rates, for all maturities, include the valuation of the interest rate component of these instrument. Credit and debit valua-

Financial information

Note 27 Fair value of financial instruments (continued)

a) Fair value measurements (continued)

tion adjustments have not been included into the valuation due to the short-term nature of these instruments.
–	For loans to customers from Global Wealth Management & Business Banking, mainly reflecting the impact of the Swiss Mortgage loan portfolio with a fixed rate of interest, an excess of fair value over the carrying amount of CHF 3.0 billion was determined. This amount is largely attributable to the current CHF interest rate movements, which are significantly below the average levels over the last decade. The fair values of UBS’s Investment Bank’s loans to customers were CHF 3.4 billion below their carrying values, mainly reflecting credit valuation adjustments for debt instruments reclassified from “held for trading” to “loans and receivables” in fourth quarter 2008.
–	For debt issued with remaining maturities greater than one year, the fair value was determined from quoted market prices, where available. Where quoted market prices were not available the fair value was derived by discounting contractual cash flows by using rates at which UBS could issue debt with similar remaining maturities. Adjustments for own credit movements have been included into fair value estimation.
The fair value of loans to banks and customers measured at amortized cost at 31 December 2007 was CHF 392.3 billion (carrying value: CHF 395.3 billion). The fair value of debt issued measured at amortized cost at 31 December 2007 was CHF 222.7 billion (carrying value: CHF 222.0 billion).
The fair values of UBS’s fixed rate loans, long- and medium-term notes and bonds issued are predominantly hedged by derivative instruments. Refer to Note 23 and Note 1. The interest rate risk inherent in balance sheet positions with no specific maturity may also be hedged with derivative instruments based on management’s view of their average cash flow and repricing behavior.

b) Fair value measurements involving significant unobservable inputs (level 3)

Level 3 instruments at year-end

As of 31 December 2008, financial instruments measured with valuation techniques using significant non-market observable inputs (level 3) mainly include structured rates and credit trades, bespoke collateralized debt obligations (CDOs), instruments linked to the US sub-prime residential, US commercial and non-US real estate markets and leveraged finance instruments. Level 3 financial liabilities also include hybrid financial liabilities from structured products issuances.

Material changes in level 3 instruments for the year

Level 3 instruments recognized as Trading portfolio assets (including those pledged as collateral) were reduced by approximately CHF 44 billion compared to 2007. The decline mainly relates to the following events and transactions: reclassifications of approximately CHF 13 billion from the IAS 39 category “held for trading” to the category “loans and receivables”, the sale of US RMBS to a fund managed by BlackRock of approximately CHF 4 billion and the sale of positions (mainly products linked to US residential and commercial real estate markets) of approximately CHF 6 billion to the fund owned and controlled by the Swiss National Bank. The balance of approximately CHF 30 billion mainly reflects writedowns, other sales, deconsolidations, amortizations, and foreign exchange movements. The reductions were partially offset by net reclassifications from level 2 to level 3 of approximately CHF 9 billion as valuation inputs became less observable during 2008. Reclassifications into level 3 mainly included student loan ARS, leveraged finance deals, and US real estate products.
Derivatives classified as level 3 increased at the end of 2008 by approximately CHF 24 billion (Positive replacement values) and approximately CHF 18 billion (Negative replacement values), predominantly driven by widening credit spreads impacting fair value of structured rates and credit trades, and bespoke CDOs. In addition, reclassifications into level 3 increased positive replacement values by approximately CHF 8 billion and negative replacement values by approximately CHF 8 billion as valuation inputs became less observable during 2008.
The decrease of level 3 financial liabilities designated at fair value of approximately CHF 32 billion at the end of 2008 was due mainly to hybrid and other financial liabilities designated at fair value of approximately CHF 15 billion which was included in level 3 as of 31 December 2007, although these financial liabilities were related to level 1 and level 2 valuations. Other factors which contributed to the decrease of level 3 financial liabilities designated at fair value during 2008 were expiries of trades, foreign exchange movements, disposals of instruments linked to the US sub-prime mortgage market and redemptions of hybrid financial liabilities.
The transfer of further level 3 instruments to the SNB fund in 2009 will lead to more reductions in level 3 trading assets, positive and negative replacement values.

Financial information
Notes to the consolidated financial statements

Note 27 Fair value of financial instruments (continued)

b) Fair value measurements involving significant unobservable inputs (level 3) (continued)

Level 3 profit or loss

Total Net trading income/(loss) for the years ended 31 December 2008, 31 December 2007 and 31 December 2006 was CHF (25.8) billion, CHF (8.4) billion and CHF 13.7 billion, respectively, which represents the net result from a range of products traded across different business activities, including the effect of the foreign currency translation of monetary assets and liabilities and including both realized and unrealized income. Unrealized income is determined from changes in fair values, using quoted prices in active markets when available, and otherwise estimated using valuation techniques with market observable and/or non-market observable inputs.
Net trading income includes net losses of CHF 11.5 billion, net losses of CHF 11.6 billion and net gains of CHF 0.4 billion from unrealized fair value changes of financial instruments for which fair value is calculated on the basis of valuation techniques with significant non-market observable inputs (level 3) for the years ended 31 December 2008, 2007 and 2006.
Such valuation techniques reflecting significant non-market observable inputs (level 3) include mainly models for more complex financial instruments and for financial instruments for which markets were illiquid at the balance sheet date. They require the use of reasonable assumptions and estimates based on market conditions at the balance sheet date.
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

Sensitivity information

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
Uncertainties associated with the use of model-based valuations (both level 2 and level 3) are predominantly addressed through the use of model reserves. These reserves reflect the amounts that UBS estimates are appropriate to deduct from the valuations produced directly by the models to reflect uncertainties in the relevant modeling assumptions and inputs used. In arriving at these estimates, UBS considers the range of market practice and how it believes other market participants would assess these uncertainties. Model reserves are periodically reassessed in light of information from market transactions, pricing utilities, and other relevant sources. The level of these model reserves is, nevertheless, to a large extent a matter of judgment.
To estimate the potential effect on the Financial Statements from the use of alternative valuation techniques or assumptions, UBS makes use of the model reserve amounts described above, by scaling the level of the model reserves higher and lower, to assess the impact on valuation of increasing or decreasing the amount of model-related uncertainty considered.
The potential effect of using reasonably possible alternative valuation assumptions has been quantified as follows:
–	Scaling the model reserve amounts upward in line with less favorable assumptions would reduce fair value by approximately CHF 2.5 billion at 31 December 2008, by approximately CHF 2.7 billion at 31 December 2007, and approximately CHF 1.0 billion at 31 December 2006.
–	Scaling the model reserve amounts downward in line with more favorable assumptions would increase fair value by approximately CHF 1.4 billion at 31 December 2008, by approximately CHF 2.2 billion at 31 December 2007, and approximately CHF 1.0 billion at 31 December 2006.
Please refer to Note 27c below for the instrument categories which are deemed to be relevant for specific sensitivity disclosure per 31 December 2008, and which are included in the sensitivity numbers provided above.

Financial information

Note 27 Fair value of financial instruments (continued)

c) Valuation techniques and inputs by product

Where possible, financial instruments are marked at prices quoted in active markets. In the current market environment, such price information is typically not available for all financial instruments, and UBS applies valuation techniques to measure such instruments. Valuation techniques use “market-observable inputs”, where available, derived from similar assets in similar and active markets, from recent transaction prices for comparable items or from other observable market data. For positions where observable reference data are not available for some or all parameters, UBS calibrates the non-market-observable inputs used in its valuation models based on a combination of judgment, historical experience and knowledge of current market conditions.

US super senior RMBS CDOs
All material super senior RMBS CDO tranches still held by UBS are covered by corresponding monoline credit protection referencing the specific position held by UBS. Where liquidation of the RMBS CDO is deemed imminent, valuation is based on the estimated aggregate proceeds of the liquidation (using current fair value estimates of the underlying instruments) less any estimated expenses associated with the liquidation. For the remainder of the super senior RMBS CDO population, a model that projects losses on the underlying mortgage pools and applies the implications of these projected lifetime losses through to the RMBS and then to the CDO structure is applied. The loss projection is calibrated separately for each RMBS CDO so that the model recovers the estimated market value of the underlying collateral pool. At 31 December 2007, a similar model was applied, with loss projection estimates calibrated such that the model valued relevant ABX market indices consistently with their observed levels in the market. The model has been adjusted in 2008 to better reflect the prevailing market conditions and illiquidity.

Credit valuation adjustments on monoline credit protection
Credit valuation adjustments (CVAs) for monoline credit protection are based on a methodology that uses credit default swap spreads on the monolines as a key input in determining an implied level of expected loss. Where a monoline has no observable credit default swap spread, a judgment is made on the most comparable monoline or combination of monolines and the corresponding spreads are used instead. Credit valuation adjustments are intended to achieve a fair value of the underlying contracts and are normally based on publicly available information. In 2008, in some cases where UBS has had knowledge of potential restructurings that may result in economic outcomes more adverse than those implied by CDS market spreads, UBS had determined to modify CVA amounts accordingly. At 31 December 2007, a similar methodology was applied. The methodology was re-calibrated in 2008 to reflect prevailing market conditions, in particular the greater prevalence of CDS trading with up-front cash exchanges and declines in potential recovery rates implied by recovery swap contract pricing.

To assess the sensitivity of the CVA calculation to alternative assumptions, the impact of a 10% increase in monoline credit default swap spreads (e.g. from 2,000 basis points to 2,200 basis points for a specific monoline) is considered. At 31 December 2008, such an increase would have resulted in an increase in the monoline credit valuation adjustment of approximately USD 206 million (CHF 220 million). The sensitivity of the monoline credit valuation adjustment to a decrease of one percentage point in the monoline recovery rate assumptions (e.g. from 30% to 29% for a specific monoline; conditional on default occurring) is estimated at USD 58 million (CHF 62 million).
In addition, the credit valuation adjustments related to transactions referencing RMBS CDOs are sensitive to the estimated market value of the underlying collateral pool. Holding all other parameters constant, the sensitivity of the monoline credit valuation adjustment to a 10% adverse change in the aggregate value of the collateral pools underlying the referenced RMBS CDOs is estimated at USD 106 million (CHF 113 million).
Refer to the section “Risk management and control” for details on UBS’s exposure to monolines.

Student loan auction rate securities (ARSs)
Student loan ARSs held by UBS’s Investment Bank of USD 7.9 billion (CHF 8.4 billion), previously classified as “held for trading”, were reclassified to the category “loans and receivables” per 31 December 2008. This implies that, going forward, these positions will be accounted for at amortized cost and tested for impairment, rather than being subject to fair value accounting through profit or loss. These ARS positions have been fair valued for the last time at 31 December 2008, applying the following principles. The applied method separates various factors and risks influencing fair value of ARSs and allows calibrating the result to market transactions whenever they become available. The methodology relies on four key components: (a) fundamental cash flow modeling to estimate the level and timing of potential credit losses on a given portfolio of student loans backing the ARS, (b) use of forward yields embedded in market term structure to estimate expected required coupon payments, c) discounted cash flow projections calibrated to observed ARS market transactions to correct for any model drift, and (d) liquidity penalties that impose a further discount to reflect market conditions. Each of these inputs is calculated and then aggregated in order to arrive at the fair value for each individ-

Financial information
Notes to the consolidated financial statements

Note 27 Fair value of financial instruments (continued)

c) Valuation techniques and inputs by product (continued)

ual security. At 31 December 2007, these instruments were not classified as level 3, as auctions had not failed at this time. After the failure of auctions due to lack of investor demand in first quarter 2008 up to third quarter 2008, UBS valued student loan ARSs by comparing them to the student loan floating rate notes (FRNs), but adopted the model described above for 31 December 2008, consistent with the belief that it provides a better and more granular approach to fair value estimation.

Refer to the section “Risk management and control” for details on UBS’s student loan ARS exposures.

US reference linked notes (US RLNs)
The US RLN consists of a series of transactions whereby UBS purchases credit protection, predominantly in note form, on a portfolio of fixed income assets. It is described in detail in the Annual Report 2007, “Risk, Treasury and Capital Management” section, page 13. The referenced assets are comprised of USD ABSs (primarily home equity) and/or corporate bonds and loans across all rating categories. UBS’s direct exposure to these assets has been reduced via transactions including the transaction with the SNB.

The credit protection embodied in the RLN notes is fair valued using a market standard approach to the valuation of portfolio credit protection (Gaussian copula). This approach effectively simulates correlated defaults within the portfolio, where the expected losses and defaults of the individual assets are closely linked to the observed market prices (spread levels) of those assets. Key assumptions of the model include correlations and recovery rates. UBS applies fair value adjustments related to potential uncertainty in each of these parameters, which are only partly observable. In addition, UBS applies fair value adjustments for uncertainties associated with the use of observed spread levels as the primary inputs.
These fair value adjustments are calculated by applying shocks to the relevant parameters and revaluing the credit protection. These shocks for correlation, recovery, and spreads are set to various levels depending on the asset type and/or region. Correlation and recovery shocks are generally in the range of 5 to 15 percentage points. Spread shocks vary more widely and also depend on whether the underlying protection is funded or unfunded to reflect cash/synthetic basis effects. As of 31 December 2008, the fair value of the US RLN credit protection (pre-reserve) is approximately USD 3,284 million (CHF 3,502 million). The fair value adjustments calculated by applying the shocks described above are USD 299 million (CHF 319 million).

Non-US reference linked notes (Non-US RLNs)
The same valuation model and the same approach to calculation of fair value adjustments is applied for the non-US RLN credit protection as for the US RLN credit protection described above, except spread is shocked by 10% for European corporate names. As of 31 December 2008, the fair value of the non-US RLN credit protection is approximately USD 1,971 million (CHF 2,102 million). The fair value adjustments (up and down) calculated by applying the shocks described above are USD 155 million (CHF 165 million).

Leveraged finance
A significant proportion of UBS’s leveraged finance exposures have been reclassified from the category “held for trading” to the category “loans and receivables” in fourth quarter 2008. The leveraged finance exposures in the “held for trading” category at 31 December 2008 are predominantly classified as level 3. Fair value estimates for these positions rely on market knowledge and expert judgment, including judgmental determinations based on the terms of the relevant instrument and various other factors. These other factors may include, without limitation, observable pricing for other debt of the relevant issuer or debt of issuers of comparable credit quality, credit default swap spreads and estimated loss severity factors, and prevailing interest rate levels.

Option to acquire equity of the SNB StabFund
Under IFRS, the option to purchase the SNB StabFund’s equity is recognized on the balance sheet as a derivative at fair value with changes in fair value recognized in profit and loss. At 31 December 2008, the fair value of the call option held by UBS was approximately CHF 1,092 million.

This fair value is calculated using a standard option pricing model, where the asset pool is treated as the underlying asset. Key assumptions relate to the level of volatility assumed and to the interest rate assumed. At 31 December 2008, UBS assigned a volatility of 11.3% to the underlying asset pool. Decreasing or increasing this assumption by 10% (i.e. 11.3% to 10.2% and 11.3% to 12.4%) would have decreased/increased the fair value at 31 December 2008 by approximately minus USD 156 million (CHF 166 million)/plus USD 156 million (CHF 166 million) respectively. At 31 December 2008, UBS applied an interest rate based on an assumed term funding rate for the asset pool of LIBOR + 250 bp. Decreasing or increasing this assumption by 100 bp would have decreased/increased the estimated fair value at 31 December 2008 by minus USD 246 million (CHF 262 million)/plus USD 290 million (CHF 309 million).

Financial information

Note 27 Fair value of financial instruments (continued)

c) Valuation techniques and inputs by product (continued)

Derivatives embedded in MCN December issuance
 The MCNs issued in December 2008 include embedded equity and derivative components with UBS shares as underlying, which are bifurcated and treated as one derivative accounted for at fair value with fair value changes recognized in profit or loss. Refer to Note 26 for more information. The fair value amounted to negative CHF 1,058 million at 31 December 2008. A 10% reduction in UBS’s share price from
CHF 14.84 to CHF 13.35, holding all other variables constant, would have resulted in a fair value of negative CHF 826 million, whereas an increase of UBS’s share price to CHF 16.32 would have led to a fair value of negative CHF 1,314 million. There are no impacts on UBS’s financial resources, as the embedded equity and derivative components will be settled in newly issued UBS shares.

d) Deferred day 1 profit or loss

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

	For the year ended
CHF million	31.12.08	31.12.07

Balance at the beginning of the year	550	951

Deferred profit/(loss) on new transactions	588	1,259

Recognized (profit)/loss in the income statement	(459)	(1,383)

Revision to fair value estimates	0	(224)

Foreign currency translation	(52)	(53)

Balance at the end of the year	627	550

Financial information
Notes to the consolidated financial statements

Note 28 Pledged assets and transferred financial assets which do not qualify for derecognition

Financial assets are mainly pledged in securities borrowing and lending transactions, in repurchase and reverse repurchase transactions, under collateralized credit lines with cent-

ral banks, against loans from mortgage institutions, in connection with derivative transactions and for security deposits relating to stock exchange and clearinghouse memberships.

Pledged assets
	Carrying amount
CHF million	31.12.08	31.12.07

Financial assets pledged:

Financial assets pledged to third parties for liabilities with and without the right of rehypothecation	78,002	182,827

thereof: Financial assets pledged to third parties with right of rehypothecation	40,216	114,190

Mortgage loans	3,699	200

Other[1]	21,040	0

Total financial assets pledged	102,741	183,027

Other assets pledged

Precious metals and other commodities	780	8,628

1 Includes financial instruments of CHF 16 billion reclassified from trading portfolio to loans and receivables. On 31 December 2007 it was presented in the line Financial assets pledged to third parties for liabilities with and without the right of rehypothecation.

The following table presents details of financial assets which have been sold or otherwise transferred, but which do not qualify for derecognition. Criteria for derecognition are discussed in Note 1a) 4).

Transfer of financial assets which do not qualify for derecognition
	Continued asset recognition in full – Total assets
CHF billion	31.12.08	31.12.07

Nature of transaction

Securities lending agreements	22.0	59.7

Repurchase agreements	13.1	51.3

Other financial asset transfers	46.6	75.9

Total	81.7	186.9

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

Repurchase agreements and securities lending agreements are discussed in Notes 1a) 12) and 1a) 13). Other financial asset transfers include sales of financial assets while concurrently entering into a total rate of return swap with the same counterparty and sales of financial assets involving guarantees.
Transferred financial assets which are subject to partial continued recognition were immaterial in 2008 and 2007. The carrying amounts of the partially recognized transferred financial assets are included in the table.

Financial information

Note 29 Measurement categories of financial assets and financial liabilities

a) Measurement categories of financial assets and financial liabilities

The following table provides information about the carrying amounts of individual classes of financial instruments within the measurement categories of financial assets and financial liabilities as defined in IAS 39. Only those assets and liabilities which are deemed to be financial instruments are included in the table below, which may cause certain balances to differ from those presented on the balance sheet.

See the Critical accounting policies for a discussion on how fair value of financial instruments is determined. See also Note 1a) 5)–9).

	31.12.08	31.12.07

Financial assets

Held for trading

Trading portfolio assets	261,904	630,764

Trading portfolio assets pledged as collateral	40,216	114,190

Debt issued[1,2]	4,152

Positive replacement values	854,100	428,217

Total	1,160,372	1,173,171

Fair value through profit or loss, other

Financial assets designated at fair value	12,882	11,765

Cash, loans and receivables

Cash and balances with central banks	32,744	18,793

Due from banks	64,451	60,907

Cash collateral on securities borrowed	122,897	207,063

Reverse repurchase agreements	224,648	376,928

Loans	338,520	334,367

Accrued income and prepaid expenses	3,238	9,200

Other assets	6,184	12,874

Total	792,682	1,020,132

Available-for-sale

Financial investments available-for-sale	5,248	4,966

Total financial assets	1,971,184	2,210,034

Financial liabilities

Held for trading

Trading portfolio liabilities	62,431	164,788

Debt issued[1]	185	74

Negative replacement values	851,803	443,539

Total	914,419	608,401

Fair value through profit or loss, other

Financial liabilities designated at fair value	101,546	191,853

Amounts due under unit-linked contracts	13,051	27,455

Total	114,597	219,308

Financial liabilities at amortized cost

Due to banks	125,628	145,762

Cash collateral on securities lent	14,063	31,621

Repurchase agreements	102,561	305,887

Due to customers	474,774	641,892

Accrued expenses and deferred income	10,012	21,665

Debt issued	201,221	222,003

Other liabilities	12,840	25,302

Total	941,099	1,394,132

Total financial liabilities	1,970,115	2,221,841

1 Embedded derivatives presented on the balance sheet line Debt issued.  2 On 31 December 2007, respective amounts have been included in the line Positive replacement values.

Financial information
Notes to the consolidated financial statements

Note 29 Measurement categories of financial assets and financial liabilities (continued)

b) Reclassification of financial assets

Pursuant to the amendment to IAS 39 and IFRS 7, “Reclassification of Financial Assets”, UBS reclassified certain financial assets out of Trading portfolio assets to Loans and receivables. Although the amendment could have been applied retrospectively from 1 July 2008, UBS decided at the end of October 2008 to apply the amendment with effect from 1 October 2008 following an assessment of the implications on its financial statements. The financial assets were reclassi-

fied using their fair value on the date of the reclassification which became their new cost basis at that date. The reclassification of these financial assets reflects UBS’s change in intent and ability to hold these financial assets for the foreseeable future rather than for trading in the near term.

The table below shows the fair values of the reclassified financial assets as of their reclassification date and their carrying values and fair values as of 31 December 2008:

	1.10.08	31.12.08
CHF billion	Fair value	Carrying value	Fair value

Trading portfolio assets reclassified to Loans on 1.10.08	17.6	15.8	12.4

Trading portfolio assets reclassified to Loans on 31.12.08		8.4	8.4

Total financial assets reclassified to Loans and receivables	17.6	24.2	20.8

Reclassified financial assets primarily relate to student loan ARSs and other debt instruments.

As of the reclassification date, estimated effective interest rates on the reclassified financial assets ranged on average from 6% to 15% with expected recoverable cash flows of CHF 50.2 billion.
For the years ended 31 December 2008 and 31 December 2007, fair value losses of CHF 4.1 billion and CHF 0.6 billion, prior to reclassification, were recognized in the income statement on the reclassified financial assets.
If the financial assets had not been reclassified, the change in their fair values, after actual reclassification, would have resulted in additional fair value losses of CHF 4.8 billion in the income statement for the year ended 31 December 2008.
After reclassification, the contribution of the reclassified financial assets to UBS’s income statement was an increase in Net interest income of CHF 0.3 billion, less a Credit loss expense of CHF 1.3 billion, resulting in a net negative impact on operating profit before tax of CHF 1 billion for the year ended 31 December 2008.

Financial information

Note 30 Pension and other post-employment benefit plans

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

Swiss pension plans
The pension plan of UBS covers all UBS employees in Switzerland and exceeds the minimum benefit requirements under Swiss law. The Swiss plan was amended on 1 January 2007 to change the definition of retirement benefits from a final covered salary to a retirement savings approach and on 1 January 2008 to allow employees a choice in the level of annual contributions paid by the employee. The pension plan provides benefits which are based on annual contributions as a percentage of salary and accrue at an interest rate that is defined annually by the plan trustees.

Contributions to the pension plan of UBS are paid by employees and the employer. The employee contributions are calculated as a percentage of covered salary and are deducted monthly. The percentages deducted from salary for the full standard level of benefit coverage (including risk benefits) depend on age and vary between 1% and 9% of covered base salary and 3% and 8% of covered variable compensation. The employer pays a contribution that ranges between 100% and 375% of employees’ contributions for the standard level of benefit coverage. The benefits covered include retirement benefits; disability, death and survivor pensions; and employment termination benefits.

The employer contributions expected to be made in 2009 to the Swiss pension plan are CHF 520 million.
UBS recognized a defined benefit asset associated with its Swiss pension plan in 2008 and restated prior periods. Refer to Note 1b).

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

The retirement plans provide benefits in the event of retirement, death, disability or employment termination. The plans’ retirement benefits depend on age, contributions and level of compensation. The principal plans are financed in full by the Group. The employer contributions expected to be made in 2009 to these pension plans are CHF 96 million. The funding policy for these plans is consistent with local government and tax requirements.
The assumptions used in foreign plans take into account local economic conditions.
Refer also to Note 1a) 21).

Financial information
Notes to the consolidated financial statements

Note 30 Pension and other post-employment benefit plans (continued)

a) Defined benefit plans (continued)
CHF million	Swiss			Foreign
For the year ended	31.12.08	31.12.07	31.12.06	31.12.08	31.12.07	31.12.06

Defined benefit obligation at the beginning of the year	(20,877)	(21,506)	(20,972)	(4,928)	(5,207)	(5,020)

Service cost	(336)	(367)	(347)	(63)	(88)	(76)

Interest cost	(710)	(633)	(611)	(251)	(264)	(242)

Plan participant contributions	(233)	(236)	(221)

Amendments	0	(414)	(125)

Actuarial gain/(loss)	(288)	1,508	(265)	318	236	(120)

Benefits paid	1,158	792	723	148	151	149

Termination benefits	(25)	(21)	(17)	0	0	0

Acquisitions				0	(54)	0

Settlements	0	0	329	0	0	186

Curtailments				0	0	0

Foreign currency translation				1,134	298	(84)

Defined benefit obligation at the end of the year	(21,311)	(20,877)	(21,506)	(3,642)	(4,928)	(5,207)

Fair value of plan assets at the beginning of the year	22,181	21,336	20,229	4,579	4,602	4,288

Expected return on plan assets	990	1,067	998	282	313	283

Actuarial gain/(loss)	(3,820)	(250)	447	(1,027)	(97)	40

Employer contributions	603	584	492	194	200	66

Plan participant contributions	233	236	221

Benefits paid	(1,158)	(792)	(723)	(148)	(151)	(149)

Settlements	0	0	(328)

Curtailments

Foreign currency translation				(1,014)	(288)	74

Fair value of plan assets at the end of the year	19,029	22,181	21,336	2,866	4,579	4,602

Funded status	(2,282)	1,304	(170)	(776)	(349)	(605)

Unrecognized net actuarial (gains)/losses	4,405	2,123	2,123	1,324	975	1,237

Unrecognized past service cost	0	0	0	0	0	1

Unrecognized asset	0	(1,304)	0

(Accrued)/prepaid pension cost	2,123	2,123	1,953	548	626	633

Movement in the net (liability) or asset

(Accrued)/prepaid pension cost at the beginning of the year	2,123	1,953	1,588	626	633	491

Net periodic pension cost	(603)	(414)	(127)	(69)	(97)	(103)

Employer contributions	603	584	492	194	200	66

Acquisitions				0	(54)	0

Settlement				0	0	170

Foreign currency translation				(203)	(56)	9

(Accrued)/prepaid pension cost	2,123	2,123	1,953	548	626	633

Amounts recognized in the balance sheet

Prepaid pension cost	2,123	2,123	1,953	798	887	815

Accrued pension liability				(250)	(261)	(182)

(Accrued)/prepaid pension cost	2,123	2,123	1,953	548	626	633

Financial information

Note 30 Pension and other post-employment benefit plans (continued)

a) Defined benefit plans (continued)
CHF million	Swiss			Foreign
For the year ended	31.12.08	31.12.07	31.12.06	31.12.08	31.12.07	31.12.06

Components of net periodic pension cost

Service cost	336	367	347	63	88	76

Interest cost	710	633	611	251	264	242

Expected return on plan assets	(990)	(1,067)	(998)	(282)	(313)	(283)

Amortization of unrecognized net (gains)/losses	0	0	25	37	58	68

Amortization of unrecognized past service cost	0	0	125

Immediate recognition of net actuarial (gains)/losses in current period	1,826	(1,258)	0

Immediate recognition of past service cost in current period	0	414	0

Termination benefits	25	21	17

Settlements	0	0	0

Curtailments				0	0	0

Limit of defined benefit asset	(1,304)	1,304	0

Net periodic pension cost	603	414	127	69	97	103

Funded and unfunded plans	Swiss
CHF million	31.12.08	31.12.07	31.12.06	31.12.05	31.12.04

Defined benefit obligation from funded plans	(21,311)	(20,877)	(21,506)	(20,972)	(20,225)

Plan assets	19,029	22,181	21,336	20,229	18,575

Surplus/(deficit)	(2,282)	1,304	(170)	(743)	(1,650)

Experience gains / (losses) on plan liabilities	0	0	(265)

Experience gains / (losses) on plan assets	(3,820)	(250)	447

	Foreign
CHF million	31.12.08	31.12.07	31.12.06	31.12.05	31.12.04

Defined benefit obligation from funded plans	(3,402)	(4,654)	(5,002)	(4,635)	(3,815)

Defined benefit obligation from unfunded plans	(240)	(274)	(205)	(385)	(327)

Plan assets	2,866	4,579	4,602	4,288	3,580

Surplus/(deficit)	(776)	(349)	(605)	(732)	(562)

Experience gains/(losses) on plan liabilities	62	(32)	(11)

Experience gains/(losses) on plan assets	(1,027)	(97)	40

Financial information
Notes to the consolidated financial statements

Note 30 Pension and other post-employment benefit plans (continued)

a) Defined benefit plans (continued)
	Swiss			Foreign
	31.12.08	31.12.07	31.12.06	31.12.08	31.12.07	31.12.06
Principal weighted average actuarial assumptions used (%)
Assumptions used to determine defined benefit obligations at the end of the year

Discount rate	3.3	3.5	3.0	6.0	5.8	5.2

Expected rate of salary increase	2.5	2.5	2.5	4.5	4.8	4.6

Rate of pension increase	0.5	0.8	0.8	1.9	2.4	2.1

Assumptions used to determine net periodic pension cost for the year ended

Discount rate	3.5	3.0	3.0	5.8	5.2	5.0

Expected rate of return on plan assets	4.5	5.0	5.0	7.1	7.0	6.7

Expected rate of salary increase	2.5	2.5	2.5	4.8	4.6	4.4

Rate of pension increase	0.8	0.8	0.8	2.4	2.1	1.9

Plan assets (weighted average)

Actual plan asset allocation (%)

Equity instruments	26	38	41	46	50	53

Debt instruments	55	47	45	35	38	38

Real estate	13	11	11	3	4	4

Other	6	4	3	16	8	5

Total	100	100	100	100	100	100

Long-term target plan asset allocation (%)

Equity instruments	20–48	33–51	33–51	45–48	49–52	49–53

Debt instruments	37–63	31–50	31–50	37–38	38–44	37–44

Real estate	10–20	10–19	10–19	3–7	4–6	4–6

Other	0-5	0	0	10–12	1–3	1–5

Actual return on plan assets (%)	(12.8)	3.9	7.2	(18.2)	4.8	7.8

Additional details to fair value of plan assets

UBS financial instruments and UBS bank accounts	782	336	684

UBS AG shares[1]	55	128	193

Securities lent to UBS included in plan assets	0	9,379	7,169

Other assets used by UBS included in plan assets	148	111	69

1 The number of UBS AG shares was 3,734,000; 2,436,257; and 2,600,417 as of 31 December 2008, 31 December 2007 and 31 December 2006, respectively.

Mortality tables and life expectancies for major plans
		Life expectancy at age 65 for a male member currently
		aged 65			aged 45
Country	Mortality table	31.12.08	31.12.07	31.12.06	31.12.08	31.12.07	31.12.06

Switzerland	BVG 2000	17.8	17.8	17.8	17.8	17.8	17.8

UK	PA 92	22.7	21.9	21.8	25.6	23.0	23.0

Germany	Dr. K. Heubeck 2005 G	19.0	18.9	18.7	21.8	21.6	21.5

US	RP 2000 with projections	18.4	18.3	17.9	18.4	18.3	17.9

		Life expectancy at age 65 for a female member currently
		aged 65			aged 45
Country	Mortality table	31.12.08	31.12.07	31.12.06	31.12.08	31.12.07	31.12.06

Switzerland	BVG 2000	21.1	21.1	21.1	21.1	21.1	21.1

UK	PA 92	24.5	24.8	24.7	26.4	25.8	25.8

Germany	Dr. K. Heubeck 2005 G	23.1	23.0	22.8	25.7	25.6	25.5

US	RP 2000 with projections	20.6	20.5	20.3	20.6	20.5	20.3

Financial information

Note 30 Pension and other post-employment benefit plans (continued)

b) Post-retirement medical and life plans

In the US and the UK, the Group offers retiree medical benefits that contribute to the health care coverage of employees and beneficiaries after retirement. In addition to retiree medical benefits, the Group in the US also provides retiree life insurance benefits. The UK plan is closed to new entrants. The benefit obligation in excess of fair value of plan assets for those plans amounts to CHF 159 million as of 31 December 2008 (2007: CHF 190 million; 2006: CHF 219 million) and the total accrued post-retirement cost amounts to CHF 164 million as of 31 December 2008 (2007: CHF 181 million; 2006: CHF 176 million). The net periodic post-retirement costs for the years ended 31 December 2008, 31 December 2007 and 31 December 2006 were CHF 9 million (including a curtailment gain of CHF 11 million), CHF 26 million and CHF 24 million, respectively.

The employer contributions expected to be made in 2009 to the post-retirement medical and life plans are CHF 7 million.

CHF million	31.12.08	31.12.07	31.12.06

Post-retirement benefit obligation at the beginning of the year	(190)	(219)	(216)

Service cost	(8)	(12)	(10)

Interest cost	(11)	(11)	(11)

Plan participant contributions	(0)	(1)	(1)

Actuarial gain/(loss)	14	39	1

Amendments	0	(8)	(1)

Benefits paid	7	8	9

Curtailments	9	0	0

Foreign currency translation	20	14	10

Post-retirement benefit obligation at the end of the year	(159)	(190)	(219)

Fair value of plan assets at the beginning of the year	0	0	0

Employer contributions	6	7	8

Plan participant contributions	1	1	1

Benefits paid	(7)	(8)	(9)

Fair value of plan assets at the end of the year	0	0	0

CHF million	31.12.08	31.12.07	31.12.06	31.12.05	31.12.04

Defined benefit obligation	(159)	(190)	(219)	(216)	(166)

Plan asset	0	0	0	0	0

Surplus/(deficit)	(159)	(190)	(219)	(216)	(166)

Experience gains/(losses) on plan liabilities	3	8	1	(3)	0

The assumed average health care cost trend rate used in determining post-retirement benefit expense is assumed to be 10% for 2008 and to decrease to an ultimate trend rate of 5% in 2014. On a country-by-country basis, the same discount rate is used for the calculation of the post-retirement benefit obligation from medical and life plans as for the defined benefit obligations arising from pension plans.

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one percentage point change in the assumed health care cost trend rates would change the US post-retirement benefit obligation and the service and interest cost components of the net periodic post-retirement benefit costs as follows:

CHF million	1% increase	1% decrease

Effect on total service and interest cost	3	(2)

Effect on the post-retirement benefit obligation	19	(16)

Financial information
Notes to the consolidated financial statements

Note 30 Pension and other post-employment benefit plans (continued)

c) Defined contribution plans

The Group also sponsors a number of defined contribution plans primarily in the UK and the US. Certain plans permit employees to make contributions and earn matching or other contributions from the Group. The contributions to these plans recognized as expense for the years ended 31 December 2008, 31 December 2007 and 31 December 2006 were CHF 312 million, CHF 285 million and CHF 229 million, respectively.

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
In 2008, UBS sold to its Swiss pension fund certain bank-occupied properties for proceeds of approximately CHF 186 million and recognized a gain of approximately CHF 97 million. UBS and its Swiss pension fund entered simultaneously into lease-back arrangements for some of the properties with 25-year lease terms and two renewal options for ten years each. At 31 December 2008 the minimum commitment towards the Swiss pension fund under the related leases is approximately CHF 41 million.
The following fees and interest have been received or paid by UBS:

Related party disclosure
	For the year ended
CHF million	31.12.08	31.12.07	31.12.06

Received by UBS

Fees	44	58	53

Paid by UBS

Interest	1	2	2

Dividends and capital repayments	4	38	33

The transaction volumes in UBS shares and other UBS securities are as follows:

Transaction volumes – related parties
	For the year ended
	31.12.08	31.12.07	31.12.06

Financial instruments bought by pension funds

UBS AG shares (in thousands of shares)	6,925	1,728	1,793

UBS financial instruments (nominal values in CHF million)	78	950	8

Financial instruments sold by pension funds or matured

UBS AG shares (in thousands of shares)	1,881	1,930	2,752

UBS financial instruments (nominal values in CHF million)	10	976	14

UBS has also leased buildings from its pension funds. The rent paid by UBS under these leases amounted to CHF 7 million in 2008, CHF 6 million in 2007 and CHF 4 million in 2006.

There were no financial instruments due from UBS pension plans outstanding as of 31 December 2008 (2007: CHF 0 million; 2006: CHF 120 million). The amounts due to UBS defined benefit pension plans are contained in the additional details to the fair value of plan assets. Furthermore, UBS defined contribution plans hold 17,866,949 UBS shares with a market value of CHF 272 million as of 31 December 2008 (2007: 14,121,239 shares with a market value of CHF 736 million; 2006: 14,158,961 shares with a market value of CHF 1,043 million).

Financial information

Note 31 Equity participation and other compensation plans

a) Plans offered

UBS has established several equity participation plans to further align the interests of executives, managers and staff with the interests of shareholders. The plans are offered to eligible employees in approximately 50 countries and are designed to meet the complex legal, tax and regulatory requirements of each country in which they are offered. The explanations below provide a general description of the terms of the most significant plans offered, however specific plan rules may vary by country. Refer to Note 1a) 22) for a description of the accounting policy related to equity participation and other compensation plans. Refer also to Note 1b for a description of the restatement impact of adopting IFRS 2 Share-based Payment: Vesting Conditions and Cancellations on 1 January 2008.

Equity participation plans
Equity Plus Plan (Equity Plus): This voluntary plan gives eligible employees the opportunity to purchase UBS shares at fair market value and generally receive at no additional cost two UBS options for each share purchased, up to a maximum annual limit. Share purchases can be made annually from bonus compensation and/or quarterly based on regular deductions from salary. Shares purchased under Equity Plus are restricted from sale for two years from the time of purchase. The options have a strike price equal to the fair market value of a UBS share on the date the option is granted, a two-year vesting period and generally expire ten years from the date of grant. The options are forfeitable in certain circumstances and are settled in equity, except in countries where this is not permitted for legal reasons. Compensation expense related to the UBS options is recognized over the shorter of the legal vesting period and the period from grant to the retirement eligibility date of the employee.

Equity Ownership Plan (EOP): Selected employees receive between 10% and 45% of their annual performance-related compensation in UBS shares or notional UBS shares instead of cash, on a mandatory basis (on-cycle awards). Up to and including 2004, certain employees were eligible to receive a portion of their EOP award in Alternative Investment Vehicles (AIVs) or UBS options. Since 2005, options have not been granted as part of EOP and awards have been generally made in UBS shares, with less than 2% being made in AIVs to selected employee groups. The awards granted in UBS shares or notional UBS shares are settled in equity, except in countries where this is not permitted for legal reasons. Awards granted in the form of AIVs are settled in cash. EOP awards generally vest in one-third increments over a three-year vesting period. In certain circumstances, these awards are forfeitable. Compensation expense for on-cycle awards is generally recognized during the performance year, which is generally the period prior to the grant date.

During 2008, UBS granted to certain employees on-cycle EOP awards with a nine-month vesting period. Compensation expense for these awards was fully recognized in 2007.
Beginning with on-cycle awards granted in 2009 for the performance year 2008, compensation expense will be recognized over the shorter of the legal vesting period and the period from grant to the date the employee satisfies certain retirement eligibility requirements. This change in accounting treatment is the result of the vesting provisions being amended to require forfeiture upon voluntary termination of employment rather than upon violation of non-compete provisions.
EOP awards are also granted to selected employees when joining UBS or in other special circumstances (off-cycle awards). Off-cycle awards have the same terms and conditions as on-cycle awards, except that the forfeiture conditions are more stringent. Compensation expense for off-cycle awards is generally recognized over the shorter of the legal vesting period and the period from grant to the retirement eligibility date of the employee.
Senior Executive Equity Ownership Plan (SEEOP): Senior executives receive between 25% and 50% of their performance-related compensation in UBS shares or notional UBS shares instead of cash, on a mandatory basis. The awards granted in UBS shares or notional UBS shares are settled in equity. SEEOP awards generally vest in one-fifth increments over a five-year vesting period. These awards are forfeitable if certain conditions are not met. Compensation expense for all SEEOP awards is recognized during the performance year, which is generally the period prior to the grant date. During 2008, UBS granted to certain employees SEEOP awards with a nine-month vesting period. Compensation expense for these awards was fully recognized in 2007.
Key Employee Stock Option Plan (KESOP): Key and high potential employees are granted discretionary UBS options with a strike price not less than the fair market value of a UBS share on the date the option is granted. One option gives the right to acquire one registered UBS share at the option’s strike price. The awards are settled in equity, except in countries where this is not permitted for legal reasons. Options granted prior to 2008 generally vest in one-third increments over a three-year vesting period and generally expire ten years from the grant date. Options granted from 2008 vest in full following a three-year vesting period and generally expire ten years from the grant date. These awards are generally forfeitable upon termination of employment with UBS. Compensation expense is recognized over the shorter of the legal vesting period and the

Financial information
Notes to the consolidated financial statements

Note 31 Equity participation and other compensation plans (continued)

a) Plans offered (continued)

period from grant to the retirement eligibility date of the employee.

Senior Executive Stock Option Plan (SESOP): Senior executives may be granted discretionary UBS options with a strike price set at 110% of the fair market value of a UBS share on the date the option is granted. One option gives the right to acquire one registered UBS share at the option’s strike price. The awards are settled in equity. Options vest in full following a three-year vesting period and generally expire ten years from the grant date. These awards are forfeitable if certain conditions are not met. Compensation expense for all SESOP awards is recognized during the performance year, which is generally the period prior to the grant date.
Global WM&BB Partner Plus Plan (PPP): UBS grants notional UBS shares to certain client advisers, which vest in 20% increments 6 to 10 years after the grant date. The awards are generally settled in equity, except in countries where this is not permitted for legal reasons, and are forfeitable in certain circumstances. Compensation expense is recognized over the shorter of the legal vesting period and the period from grant to the retirement eligibility date of the employee. The first grants made under this plan were in 2007.

Other compensation plans
Executive Capital Accumulation Plan (ECAP): UBS sponsors a voluntary deferred compensation plan for selected eligible employees. Under this plan, participants are allowed to notionally invest a portion of their cash bonus in money market funds, UBS and non-UBS mutual funds and other

UBS sponsored funds. No additional company match is granted, the awards are generally not forfeitable and are settled in cash. This plan does not result in compensation expense for UBS.

WMUS Partner Plus Plan: WM US sponsors a compulsory deferred compensation plan for selected eligible employees. Under this plan, UBS awards amounts based on a predefined formula during the performance year. Participants are also allowed to voluntarily contribute additional amounts earned during the year into the plan up to a percentage of UBS’s contributions. The amounts awarded earn an above-market rate of interest during a four-year period and a market rate of interest thereafter. Partner Plus awards vest in 20% increments 6 to 10 years after the grant date. The UBS contributions and all interest earned are forfeitable in certain circumstances. Compensation expense is recognized over the shorter of the vesting period and the period from the performance year to the date that the employee is eligible to leave UBS and retain their award.
UBS satisfies share delivery obligations under its option-based participation plans either by purchasing UBS shares in the market or through the issuance of new shares. At exercise, shares held in treasury or newly issued shares are delivered to the employee against receipt of the strike price. As of 31 December 2008, UBS was holding approximately 49 million shares in treasury and an additional 150 million unissued shares in conditional share capital, which are available and can be used for future employee option exercises. The shares available cover all vested (i.e. exercisable) employee options.

b) Effect on income statement and balance sheet

The total share-based compensation expense recognized for the years ended 31 December 2008, 31 December 2007 and 31 December 2006 was negative CHF 94 million, CHF 3,173 million and CHF 2,685 million, respectively. The decrease in compensation expense in 2008 as compared to prior years is primarily a result of UBS adopting the amendment to IFRS 2 Share-based Payment: Vesting Conditions and Cancellations on 1 January 2008. Furthermore, UBS amended the EOP plan rules for awards to be granted in 2009 for the year 2008 for which compensation expense related to these awards will be recognized over the vesting period rather than in the performance year. For the years ended 31 December 2008, 31 December 2007 and 31 De-

cember 2006, the compensation expense recognized for share-based payments was primarily related to equity-settled plans. At 31 December 2008, total compensation expense related to non-vested awards not yet recognized in the income statement is CHF 648 million, which is expected to be recognized in Personnel expenses over a weighted average period of 3.2 years.

Payments to participants of cash-settled share-based and AIV plans for the years ended 31 December 2008, 31 December 2007 and 31 December 2006 were CHF 80 million, CHF 42 million and CHF 177 million, respectively. The total carrying amount of the liability related to these cash-settled plans amounted to CHF 207 million as of 31 December 2008.

Financial information

Note 31 Equity participation and other compensation plans (continued)

c) UBS share awards

Movements in shares granted under the equity participation plans described in Note 31a) are as follows:

		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average
	shares	grant date	shares	grant date	shares	grant date
	31.12.08	fair value CHF	31.12.07	fair value CHF	31.12.06	fair value CHF

Forfeitable, at the beginning of the year	59,102,580	66	56,141,102	58	53,725,186	46

Shares awarded during the year	90,895,594 [1,2]	32	30,271,820	70	26,652,070	69

Distributions during the year	(60,105,109)	61	(25,031,819)	55	(22,712,566)	43

Forfeited during the year	(5,156,131)	54	(2,278,523)	66	(1,523,588)	56

Forfeitable, at the end of the year	84,736,935	53	59,102,580	66	56,141,102	58

of which: shares vested for accounting purposes	65,767,017		47,700,903		47,345,901

1 The number of shares awarded during the year include 4,260,681 of reinvested dividends as a result of the stock dividend, for which new shares were issued on 19 May 2008. There was no impact to the weighted average grant date fair value and no additional compensation expense was recognized.   2 As a result of the rights offering in June 2008, UBS adjusted the number of notional shares which were unvested at the date of the rights offering. This was done to prevent any dilution impact to holders of these notional shares. The total number of shares awarded during the year include an additional 1,806,071 notional shares as a result of this anti-dilution adjustment. No additional compensation expense was recognized.

Prior to 2008, UBS estimated the grant date fair value of shares awarded during the year by using the average UBS share price on the grant date as quoted on the SWX Europe. The grant date fair value of notional UBS shares without dividend entitlements includes a deduction for the present value of future expected dividends to be paid between grant date and distribution. The market value of shares vested was CHF 1,385 million, CHF 1,737 million, and CHF 1,587 million for the years ended 31 December 2008, 31 December 2007, and 31 December 2006, respectively.

For share awards granted beginning in 2008, UBS measures compensation cost based on the average market price of the UBS share on the grant date less a discount for post-vesting sale and hedge restrictions and non-vesting conditions, in accordance with IFRS 2 Share-based Payment: Vesting Conditions and Cancellations. The grant date fair value of notional UBS shares without dividend entitlements also includes a deduction for the present value of future expected dividends to be paid between grant date and distribution. The fair value of the share awards subject to post-vesting sale and hedge restrictions is discounted based upon the duration of the post-vesting restriction. The weighted average discount for share awards granted in 2008 is approximately 19% of the market price of the UBS share. Discounts for non-vesting conditions are based on the probability that the non-vesting conditions will be achieved and the award will become exercisable. The fair value of share-based awards granted prior to 2008 was not discounted for post-vesting sale and hedge restrictions, as there was no distinction between vesting and non-vesting conditions until the IASB amended IFRS 2 effective for UBS January 2008 Share-based Payment: Vesting Conditions and Cancellations.

Financial information
Notes to the consolidated financial statements

Note 31 Equity participation and other compensation plans (continued)

d) UBS option awards

Movements in options granted under the equity participation plans described in Note 31a) are as follows:

		Weighted
	Number of	average	Number of	Weighted	Number of	Weighted
	options	exercise price	options	average exercise	options	average exercise
	31.12.08[1]	CHF[1,2]	31.12.07[1]	price CHF[1,2]	31.12.06[1]	price CHF[1,2]

Outstanding, at the beginning of the year	198,213,092	52	188,393,473	47	193,707,056	39

Granted during the year	62,973,879	30	48,094,483	67	48,507,481	67

Exercised during the year	(3,673,657)	26	(34,331,511)	36	(50,279,072)	34

Forfeited during the year	(6,732,080)	52	(3,650,942)	62	(3,520,009)	52

Expired unexercised	(14,725,689)	46	(292,411)	58	(21,983)	38

Outstanding, at the end of the year	236,055,545	47	198,213,092	52	188,393,473	47

Exercisable, at the end of the year	124,054,442	46	96,396,428	39	85,589,034	34

1 As a result of the rights offering in June 2008, UBS adjusted the number of options and exercise price for vested and unvested employee options which were unexercised at the date of the rights offering. This was done to prevent any dilution impact to holders of these options. No additional compensation expense was recognized. This resulted in an increase to the number of options awarded in 2008 of 3,881,320 and an increase to the prior year outstanding balance of 2,400,143.  2 Some of the options in this table have exercise prices denominated in USD which have been converted into CHF at the year-end spot exchange rate for the purposes of this table.

The weighted average share price at the time when the options were exercised during the year was CHF 34, CHF 72, and CHF 71 for the years ended 31 December 2008, 31 De-

cember 2007, and 31 December 2006, respectively. The following table provides additional information about option awards:

	31.12.08	31.12.07	31.12.06

Intrinsic value of options exercised during the year (CHF million)	29	1,046	1,660

Weighted average grant date fair value of options granted (CHF)	7.53	10.43	11.63

The following table summarizes additional information about options outstanding and options exercisable at 31 December 2008:

	Options outstanding				Options exercisable
				Weighted				Weighted
		Weighted	Aggregate	average		Weighted	Aggregate	average
	Number of	average	intrinsic value	remaining	Number of	average	intrinsic value	remaining
	options	exercise price	(CHF/USD	contractual	options	exercise price	(CHF/USD	contractual
Range of exercise price per share	outstanding	(CHF/USD)	million)	term (years)	exercisable	(CHF/USD)	million)	term (years)

CHF

14.47–25.00	9,612,902	18.31	1.7	9.8	0	0.00	0.0

25.01–35.00	49,437,156	31.08	0.0	8.3	8,966,563	28.22	0.0	4.3

35.01–45.00	27,821,969	39.23	0.0	5.9	19,023,570	40.68	0.0	4.3

45.01–55.00	26,011,919	49.18	0.0	6.0	22,846,437	48.63	0.0	5.7

55.01–65.00	5,398,949	60.31	0.0	8.0	2,208,584	61.30	0.0	7.4

65.01–75.00	76,929,095	67.85	0.0	7.7	30,294,459	66.34	0.0	7.5

14.47–75.00	195,211,990	49.32	1.7	7.5	83,339,613	51.39	0.0	5.9

USD

4.74–20.00	108,301	13.49	0.3	1.2	108,301	13.49	0.3	1.2

20.01–30.00	15,864,689	21.60	0.0	3.7	15,864,689	21.60	0.0	3.7

30.01–40.00	9,821,977	34.03	0.0	5.3	9,821,977	34.03	0.0	5.3

40.01–53.50	15,048,584	41.40	0.0	6.2	14,919,862	41.36	0.0	6.1

4.74–53.50	40,843,551	31.86	0.3	5.0	40,714,829	31.82	0.3	5.0

Financial information

Note 31 Equity participation and other compensation plans (continued)

e) Valuation

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

The fair value of options granted in 2008, 2007 and 2006 was determined using the following assumptions:

	31.12.08
	CHF awards	range low	range high

Expected volatility (%)	33.86	30.00	49.32

Risk-free interest rate (%)	2.83	1.74	3.27

Expected dividend (CHF)	1.85	1.10	2.57

Strike price (CHF)	30.11	14.47	46.02

Share price (CHF)	28.05	14.47	43.61

	31.12.07
	CHF awards	range low	range high

Expected volatility (%)	23.86	22.51	29.23

Risk-free interest rate (%)	2.58	2.46	3.27

Expected dividend (CHF)	3.13	2.20	4.56

Strike price (CHF)[1]	71.31	55.48	78.80

Share price (CHF)[1]	70.25	55.48	78.80

1 Not adjusted for stock dividend and rights offering in 2008.

	31.12.06
	CHF awards[1]	range low	range high

Expected volatility (%)	25.38	22.51	27.18

Risk-free interest rate (%)	2.15	1.96	2.68

Expected dividend (CHF)	2.26	1.76	2.83

Strike price (CHF)[2]	71.19	65.13	77.33

Share price (CHF)[2]	70.16	65.13	76.25

1 Less than 1% of awards in 2006 were granted in USD. These have been combined with CHF awards for purposes of this disclosure.  2 Not adjusted for stock dividend and rights offering in 2008.

Financial information
Notes to the consolidated financial statements

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

a) Remuneration of key management personnel

The non-independent members of the BoD have top management employment contracts and receive pension benefits upon retirement. Total remuneration of the non-inde-

pendent members of the BoD and GEB including those who stepped down during 2008 is as follows:

CHF million	31.12.08	31.12.07	31.12.06

Base salaries and other cash payments	12	14	16

Incentive awards – cash	0	38	107

Employer’s contributions to retirement benefit plans	2	2	1

Benefits in kind, fringe benefits (at market value)	1	2	2

Equity compensation benefits[1]	0	22	113

Total	15	78	239

1 Expense for shares and options granted is measured at grant date and allocated over the vesting period, generally 3 years for options and 5 years for shares.

Marcel Ospel, former Chairman of the BoD, did not stand for re-election at the AGM of 23 April 2008. Stephan Haeringer, former executive vice chairman of the BoD, retired from the BoD on 2 October 2008. Marco Suter, formerly an executive member of the BoD, stepped down from the BoD on 1 October 2007 and thereafter acted as Group Chief Financial Officer (Group CFO) and as a member of the GEB until his stepping down from this role on 31 August 2008. While Marcel Ospel has retired from UBS as of April 2008, Stephan Haeringer and Marco Suter agreed with UBS to continue their services for UBS until their termination dates of 30 September 2009 and 31 August 2009 respectively.

All three persons were contractually entitled to receive base salary, a payment based on their average remuneration over the last three years and certain employment benefits until the expiry of their 12-month notice period.
For the fiscal years 2007 and 2008, Marcel Ospel, Stephan Haeringer and Marco Suter did not receive any incentive awards. Furthermore, on 25 November 2008, Marcel Ospel,

Stephan Haeringer and Marco Suter announced that they voluntarily relinquished substantial parts of the payments to which they were entitled during their periods of employment with UBS. The total amount waived or repaid was CHF 33 million.

The remaining contractual obligations to all three former BoD members, consisting of those due in 2008 and those upcoming in 2009, net of the CHF 33 million voluntarily waived or repaid, amounted to CHF 10 million. This amount has been fully accrued in 2008 and is reflected in the firm’s 2008 income statement. Of this amount, CHF 2.3 million was for Marcel Ospel, CHF 3.9 million for Stephan Haeringer and CHF 3.8 million for Marco Suter.
The independent members of the BoD do not have employment or service contracts with UBS, and thus are not entitled to benefits upon termination of their service on the BoD. Payments to these individuals for their services as external board members amounted to CHF 6.4 million in 2008, CHF 5.7 million in 2007 and CHF 5.9 million in 2006.

Financial information

Note 32 Related parties (continued)

b) Equity holdings

	31.12.08	31.12.07	31.12.06

Number of stock options from equity participation plans held by non-independent members of the BoD and the GEB[1]	8,458,037	6,828,152	10,886,798

Number of shares held by members of the BoD, GEB and parties closely linked to them	5,892,548	6,693,012	7,974,724

1 Further information about UBS’s equity participation plans can be found in Note 31.

Of the share totals above, at 31 December 2008, 31 December 2007 and 31 December 2006, 15,878 shares, 4,852 shares and 7,146 shares respectively were held by close family members of key management personnel and 103,841 shares, 2,200,000 shares and 2,200,000 shares respectively were held by enterprises which are directly or indirectly controlled by, jointly controlled by or significantly influenced by or in which significant voting power resides with key management personnel or their close family members. Further information about UBS’s equity participation plans can be found in Note 31. No member of the BoD or GEB is the beneficial owner of more than 1% of the Group’s shares at 31 December 2008.

c) Loans, advances and mortgages to key management personnel

Non-independent members of the BoD and GEB members have been granted loans, fixed advances and mortgages on the same terms and conditions that are available to other employees, based on terms and conditions granted to third parties adjusted for reduced credit risk. Independent BoD members are granted loans and mortgages at general market conditions.

Movements in the loan, advances and mortgage balances are as follows:

CHF million	31.12.08	31.12.07

Balance at the beginning of the year	15	19

Additions	8	0

Reductions	(12)	(4)

Balance at the end of the year	11	15

No unsecured loans were granted to key management personnel as of 31 December 2008 and 31 December 2007.

d) Associated companies

Movements in loans to associated companies are as follows:
CHF million	31.12.08	31.12.07

Balance at the beginning of the year	220	375

Additions	171	60

Reductions	(77)	(215)

Credit loss (expense)/recovery	0	0

Foreign currency translation	(13)	0

Balance at the end of the year	301	220

thereof unsecured loans	82	56

thereof allowances for credit losses	3	4

All loans to associated companies are transacted at arm’s length.

Financial information
Notes to the consolidated financial statements

Note 32 Related parties (continued)

d) Associated companies (continued)

Other transactions with associated companies transacted at arm’s length are as follows:

	For the year ended or as of
CHF million	31.12.08	31.12.07	31.12.06

Payments to associates for goods and services received	90	87	58

Fees received for services provided to associates	6	20	79

Commitments and contingent liabilities to associates	40	33	32

Note 34 provides a list of significant associates.

e) Other related party transactions

During 2008 and 2007, UBS entered into transactions at arm’s length with enterprises which are directly or indirectly controlled by, jointly controlled by or significantly influenced by or in which significant voting power resides with key management personnel or their close family members. In 2008 and 2007 these companies included Aebi + Co. AG (Switzerland), AC Management SA, (Switzerland), Bertarelli Family (Switzerland), Bertarelli Investment Ltd (Jersey) (dissolved in December 2007), DKSH Holding AG (Switzerland),

Fiat Group (Italy), Kedge Capital Selected Funds Ltd. (Jersey), Lévy Kaufmann-Kohler (Switzerland), Limonares Ltd (Jersey) (dissolved in December 2007), Löwenfeld AG (Switzerland), Martown Trading Ltd. (Isle of Man), Omega Fund I Ltd (Jersey), Omega Fund II Ltd (Jersey), Omega Fund III Ltd (Jersey), Omega Fund IV Ltd (Jersey), Royal Dutch Shell plc (UK), SGS Société Générale de Surveillance SA (Switzerland), Stadler Rail Group (Switzerland), Team Alinghi (Switzerland), Team Alinghi (Spain) and Walo Group (Switzerland).

Movements in loans to other related parties are as follows:

CHF million	31.12.08	31.12.07	31.12.06

Balance at the beginning of the year	688	872	919

Additions	206	301	34

Reductions	220	485	81

Balance at the end of the year[1]	674	688	872

1 In 2008 includes loans, guarantees and contingent liabilities of CHF 192 million and unused committed facilities of CHF 482 million but excludes unused uncommitted working capital facilities and unused guarantees of CHF 691 million. In 2007 includes loans, guarantees and contingent liabilities of CHF 270 million and unused committed facilities of CHF 418 million but excludes unused uncommitted working capital facilities and unused guarantees of CHF 205 million. In 2006 includes loans, guarantees and contingent liabilities of CHF 128 million and unused committed facilities of CHF 744 million but excludes unused uncommitted working capital facilities and unused guarantees of CHF 173 million.

Other transactions with these related parties include:

CHF million	31.12.08	31.12.07	31.12.06

Goods sold and services provided to UBS	1	8	8

Fees received for services provided by UBS	22	16	8

As part of its sponsorship of Team Alinghi, UBS paid CHF 828,090 (EUR 538,000) in basic sponsoring fees for 2008.

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

Financial information

Note 33 Post-balance-sheet events

On 18 February 2009, UBS announced that it settled its US cross-border case with the US Department of Justice and the US Securities and Exchange Commission. Refer to “Note 21 Provisions and litigation” for details.

The Swiss National Bank (SNB) determined the purchase price to be paid for certain positions that have not yet been transferred into the fund owned and controlled by the SNB. Refer to “Note 38 Reorganizations and disposals” for details.
Both events above meet the definition of an adjusting event after the reporting period as defined in IAS 10 Events after the Reporting Period and have been considered in the financial statements as of 31 December 2008. The total im-

pact on net profit after tax was negative CHF 1,190 million.

On 19 January 2009, UBS announced that it had entered into an agreement to acquire the commodity index business of AIG Financial Product Corp. Refer to “Note 36 Business combinations” for details.
There have been no further material post-balance-sheet events which would require disclosure or adjustment to the 31 December 2008 Financial Statements.
On 5 March 2009, the Board of Directors reviewed the Financial Statements and authorized them for issue. These Financial Statements will be submitted to the Annual General Meeting of Shareholders on 15 April 2009 for approval.

Note 34 Significant subsidiaries and associates

The legal entity group structure of UBS is designed to support the Group’s businesses within an efficient legal, tax, regulatory and funding framework. Neither the business divisions of UBS (namely Investment Bank, Global Wealth Management & Business Banking and Global Asset Management) nor Corporate Center are replicated in their own individual legal entities, but rather they generally operate out of UBS AG (Parent Bank) through its Swiss and foreign branches.

The Parent Bank structure allows UBS to capitalize on the advantages offered by the use of one legal platform by all the business divisions. It provides for the most cost-efficient and flexible structure and facilitates efficient allocation and use of capital, comprehensive risk management and control and straightforward funding processes.

Where, usually due to local legal, tax or regulatory rules or due to additional legal entities joining the UBS Group via acquisition, it is either not possible or not efficient to operate out of the Parent Bank, then local subsidiary companies host the businesses. The significant operating subsidiary companies in the Group are listed below:

Significant subsidiaries
				Share capital	Equity interest
Company	Jurisdiction of incorporation	Business division[1]		in millions	accumulated in %

Banco UBS Pactual S.A.	Rio de Janeiro, Brazil	IB	BRL	349.6	100.0

Caisse Centrale de Réescompte	Paris, France	Global AM	EUR	106.3	100.0

CCR Actions S.A.	Paris, France	Global AM	EUR	1.1	100.0

CCR Gestion S.A.	Paris, France	Global AM	EUR	2.2	100.0

Fondcenter AG	Zurich, Switzerland	Global AM	CHF	0.1	100.0

OOO UBS Bank	Moscow, Russia	IB	RUB	1,250.0	100.0

PT UBS Securities Indonesia	Jakarta, Indonesia	IB	IDR	118,000.0	98.6

UBS (Bahamas) Ltd.	Nassau, Bahamas	Global WM&BB	USD	4.0	100.0

UBS (France) S.A.	Paris, France	Global WM&BB	EUR	50.7	100.0

UBS (Grand Cayman) Limited	George Town, Cayman Islands	IB	USD	25.0	100.0

UBS (Italia) S.p.A.	Milan, Italy	Global WM&BB	EUR	60.0	100.0

UBS (Luxembourg) S.A.	Luxembourg, Luxembourg	Global WM&BB	CHF	150.0	100.0

UBS (Monaco) S.A.	Monte Carlo, Monaco	Global WM&BB	EUR	9.2	100.0

UBS Alternative and Quantitative Investments Limited	London, Great Britain	Global AM	GBP	0.3	100.0

UBS Alternative and Quantitative Investments LLC	Delaware, USA	Global AM	USD	0.1	100.0

UBS Americas Inc	Delaware, USA	IB	USD	0.0	100.0

UBS Asesores SA	Panama, Panama	Global WM&BB	USD	0.0	100.0

UBS Bank (Canada)	Toronto, Canada	Global WM&BB	CAD	8.5	100.0

UBS Bank Mexico, S.A. Institucion de Banca Multiple, UBS Grupo Financiero	Mexico City, Mexico	IB	MXN	639.4	100.0

1 Global WM&BB: Global Wealth Management & Business Banking, Global AM: Global Asset Management, IB: Investment Bank, CC: Corporate Center.

Financial information
Notes to the consolidated financial statements

Note 34 Significant subsidiaries and associates (continued)

Significant subsidiaries (continued)
				Share capital		Equity interest
Company	Jurisdiction of incorporation	Business division[1]		in millions		accumulated in %

UBS Bank USA	Utah, USA	Global WM&BB	USD	1,700.0		100.0

UBS Bank, S.A.	Madrid, Spain	Global WM&BB	EUR	77.2		100.0

UBS Belgium SA/NV	Brussels, Belgium	Global WM&BB	EUR	23.0		100.0

UBS Capital (Jersey) Ltd	St. Helier, Jersey	IB	GBP	119.0		100.0

UBS Capital B.V.	Amsterdam, the Netherlands	IB	EUR	8.9	[2]	100.0

UBS Card Center AG	Glattbrugg, Switzerland	Global WM&BB	CHF	0.1		100.0

UBS Clearing and Execution Services Limited	London, Great Britain	IB	USD	50.0		100.0

UBS Convertible Securities (Jersey) Limited	St. Helier, Jersey	CC	CHF	50.0		100.0

UBS Derivatives Hong Kong Limited	Hong Kong, China	IB	HKD	880.0		100.0

UBS Deutschland AG	Frankfurt am Main, Germany	Global WM&BB	EUR	176.0		100.0

UBS Factoring AG	Zurich, Switzerland	Global WM&BB	CHF	5.0		100.0

UBS Fiduciaria S.p.A.	Milan, Italy	Global WM&BB	EUR	0.2		100.0

UBS Finance (Cayman Islands) Ltd.	George Town, Cayman Islands	CC	USD	0.5		100.0

UBS Finance (Curação) N.V.	Willemstad, Netherlands Antilles	CC	USD	0.1		100.0

UBS Finance (Delaware) LLC	Delaware, USA	IB	USD	37.3	[2]	100.0

UBS Financial Services Inc.	Delaware, USA	Global WM&BB	USD	2,005.8	[2]	100.0

UBS Financial Services Incorporated of Puerto Rico	Hato Rey, Puerto Rico	Global WM&BB	USD	31.0	[2]	100.0

UBS Fund Advisor, L.L.C.	Delaware, USA	Global WM&BB	USD	0.0		100.0

UBS Fund Holding (Luxembourg) S.A.	Luxembourg, Luxembourg	Global AM	CHF	42.0		100.0

UBS Fund Holding (Switzerland) AG	Basel, Switzerland	Global AM	CHF	18.0		100.0

UBS Fund Management (Switzerland) AG	Basel, Switzerland	Global AM	CHF	1.0		100.0

UBS Fund Services (Cayman) Ltd	George Town, Cayman Islands	Global AM	USD	5.6		100.0

UBS Fund Services (Ireland) Limited	Dublin, Ireland	Global AM	EUR	1.3		100.0

UBS Fund Services (Luxembourg) S.A.	Luxembourg, Luxembourg	Global AM	CHF	2.5		100.0

UBS Fund Services (Luxembourg) S.A. Poland Branch	Zabierzow, Poland	CC	PLN	0.1		100.0

UBS Futures Singapore Ltd.	Singapore, Singapore	IB	USD	39.8	[2]	100.0

UBS Global Asset Management (Americas) Inc	Delaware, USA	Global AM	USD	0.0		100.0

UBS Global Asset Management (Australia) Ltd	Sydney, Australia	Global AM	AUD	8.0		100.0

UBS Global Asset Management (Canada) Co	Toronto, Canada	Global AM	CAD	117.0		100.0

UBS Global Asset Management (Deutschland) GmbH	Frankfurt am Main, Germany	Global AM	EUR	7.7		100.0

UBS Global Asset Management (France) S.A.	Paris, France	Global WM&BB	EUR	2.3		100.0

UBS Global Asset Management (Hong Kong) Limited	Hong Kong, China	Global AM	HKD	25.0		100.0

UBS Global Asset Management (Italia) SGR SpA	Milan, Italy	Global AM	EUR	3.1		100.0

UBS Global Asset Management (Japan) Ltd	Tokyo, Japan	Global AM	JPY	2,200.0		100.0

UBS Global Asset Management (Singapore) Ltd	Singapore, Singapore	Global AM	SGD	4.0		100.0

UBS Global Asset Management (Taiwan) Ltd	Taipei, Taiwan	Global AM	TWD	340.0		100.0

UBS Global Asset Management (UK) Ltd	London, Great Britain	Global AM	GBP	68.0		100.0

UBS Global Asset Management (US) Inc	Delaware, USA	Global AM	USD	23.2	[2]	100.0

UBS Global Asset Management Funds Ltd	London, Great Britain	Global AM	GBP	19.0		100.0

UBS Global Asset Management Holding Ltd	London, Great Britain	Global AM	GBP	86.0		100.0

UBS Global Asset Management Life Ltd	London, Great Britain	Global AM	GBP	5.0		100.0

UBS Global Life AG	Vaduz, Liechtenstein	Global WM&BB	CHF	5.0		100.0

UBS Global Trust Corporation	St. John, Canada	Global WM&BB	CAD	0.1		100.0

UBS Grupo Financiero, S.A. de C.V.	Mexico City, Mexico	IB	MXN	851.8		100.0

UBS Hana Asset Management Company Ltd	Seoul, South Korea	Global AM	KRW	45,000.0		51.0

UBS International Holdings B.V.	Amsterdam, the Netherlands	CC	EUR	6.8		100.0

UBS International Inc.	New York, USA	Global WM&BB	USD	44.3	[2]	100.0

UBS International Life Limited	Dublin, Ireland	Global WM&BB	EUR	1.0		100.0

UBS Investment Management Canada Inc.	Toronto, Canada	Global WM&BB	CAD	0.0		100.0

1 Global WM&BB: Global Wealth Management & Business Banking, Global AM: Global Asset Management, IB: Investment Bank, CC: Corporate Center.  2 Share capital and share premium.

Financial information

Note 34 Significant subsidiaries and associates (continued)

Significant subsidiaries (continued)
				Share capital		Equity interest
Company	Jurisdiction of incorporation	Business division[1]		in millions		accumulated in %

UBS Investments Philippines, Inc.	Makati City, Philippines	IB	PHP	360.0		99.4

UBS Italia SIM SpA	Milan, Italy	IB	EUR	15.1		100.0

UBS Leasing AG	Zurich, Switzerland	Global WM&BB	CHF	10.0		100.0

UBS Life AG	Zurich, Switzerland	Global WM&BB	CHF	25.0		100.0

UBS Life Insurance Company USA	California, USA	Global WM&BB	USD	39.3	[2]	100.0

UBS Limited	London, Great Britain	IB	GBP	63.3		100.0

UBS Loan Finance LLC	Delaware, USA	IB	USD	16.7		100.0

UBS Menkul Degerler AS	Istanbul, Turkey	IB	TRY	30.0		100.0

UBS New Zealand Limited	Auckland, New Zealand	IB	NZD	7.5		100.0

UBS O’Connor Limited	London, Great Britain	Global AM	GBP	8.8		100.0

UBS O’Connor LLC	Delaware, USA	Global AM	USD	1.0		100.0

UBS Pactual Asset Management S.A. DTVM	Rio de Janeiro, Brazil	Global AM	BRL	73.2		100.0

UBS Preferred Funding Company LLC I	Delaware, USA	CC	USD	0.0		100.0

UBS Preferred Funding Company LLC II	Delaware, USA	CC	USD	0.0		100.0

UBS Preferred Funding Company LLC IV	Delaware, USA	CC	USD	0.0		100.0

UBS Preferred Funding Company LLC V	Delaware, USA	CC	USD	0.0		100.0

UBS Real Estate Kapitalanlagegesellschaft mbH	Munich, Germany	Global AM	EUR	7.5		51.0

UBS Real Estate Securities Inc	Delaware, USA	IB	USD	950.4	[2]	100.0

UBS Realty Investors LLC	Massachusetts, USA	Global AM	USD	9.3		100.0

UBS Sauerborn Private Equity Komplementär GmbH	Bad Homburg, Germany	Global WM&BB	EUR	0.0		100.0

UBS Securities (Thailand) Ltd	Bangkok, Thailand	IB	THB	400.0		100.0

UBS Securities Asia Limited	Hong Kong, China	IB	HKD	20.0		100.0

UBS Securities Australia Ltd	Sydney, Australia	IB	AUD	209.8	[2]	100.0

UBS Securities Canada Inc	Toronto, Canada	IB	CAD	10.0		100.0

UBS Securities España Sociedad de Valores SA	Madrid, Spain	IB	EUR	15.0		100.0

UBS Securities France S.A.	Paris, France	IB	EUR	22.9		100.0

UBS Securities Hong Kong Limited	Hong Kong, China	IB	HKD	430.0		100.0

UBS Securities India Private Limited	Mumbai, India	IB	INR	668.3		100.0

UBS Securities International Limited	London, Great Britain	IB	GBP	18.0		100.0

UBS Securities Japan Ltd	George Town, Cayman Islands	IB	JPY	60,000.0		100.0

UBS Securities LLC	Delaware, USA	IB	USD	22,205.6	[2]	100.0

UBS Securities Malaysia Sdn. Bhd.	Kuala Lumpur, Malaysia	IB	MYR	75.0		100.0

UBS Securities Philippines Inc	Makati City, Philippines	IB	PHP	190.0		100.0

UBS Securities Pte. Ltd.	Singapore, Singapore	IB	SGD	311.5		100.0

UBS Securities Pte. Ltd. Seoul Branch	Seoul, South Korea	IB	KRW	150,000.0		100.0

UBS Service Centre (India) Private Limited	Mumbai, India	CC	INR	1,249.6		100.0

UBS Service Centre (Poland) Sp. z o.o.	Krakow, Poland	CC	PLN	0.1		100.0

UBS Services USA LLC	Delaware, USA	Global WM&BB	USD	0.1		100.0

UBS South Africa (Proprietary) Limited	Sandton, South Africa	IB	ZAR	0.0		100.0

UBS Swiss Financial Advisers AG	Zurich, Switzerland	Global WM&BB	CHF	1.5		100.0

UBS Trustees (Bahamas) Ltd	Nassau, Bahamas	Global WM&BB	USD	2.0		100.0

UBS Trustees (Cayman) Ltd	George Town, Cayman Islands	Global WM&BB	USD	2.0		100.0

UBS Trustees (Jersey) Ltd.	St. Helier, Jersey	Global WM&BB	GBP	0.0		100.0

UBS Trustees (Singapore) Ltd	Singapore, Singapore	Global WM&BB	SGD	3.3		100.0

UBS UK Holding Limited	London, Great Britain	IB	GBP	5.0		100.0

UBS UK Properties Limited	London, Great Britain	IB	GBP	132.0		100.0

UBS Wealth Management (UK) Ltd	London, Great Britain	Global WM&BB	GBP	2.5		100.0

UBS Wealth Management Australia Ltd	Melbourne, Australia	Global WM&BB	AUD	53.9		100.0

UBS Trust Company National Association	New York, USA	Global WM&BB	USD	105.0	[2]	100.0

Vermogens Advies Holding B.V.	Amsterdam, the Netherlands	Global WM&BB	EUR	0.3		100.0

1 Global WM&BB: Global Wealth Management & Business Banking, Global AM: Global Asset Management, IB: Investment Bank, CC: Corporate Center.  2 Share capital and share premium.

Financial information
Notes to the consolidated financial statements

Note 34 Significant subsidiaries and associates (continued)

Consolidated companies: changes in 2008
Significant new companies

Caisse Centrale de Réescompte – Paris, France

CCR Actions S.A. – Paris, France

CCR Gestion S.A. – Paris, France

UBS Convertible Securities (Jersey) Limited – St. Helier, Jersey

UBS Preferred Funding Company LLC V – Delaware, USA

UBS Service Center (India) Private Limited – Mumbai, India

Vermogens Advies Holding B.V. – Amsterdam, the Netherlands

Deconsolidated companies
Significant deconsolidated companies	Reason for deconsolidation

Crédit Industriel Société Anonyme in Liquidation – Zurich, Switzerland	Liquidated

Thesaurus Continentale Effekten-Gesellschaft in Zurich in Liquidation – Zurich, Switzerland	Liquidated

UBS Fiduciary Trust Company – New Jersey, USA	Sold

Significant associates
Company	Industry	Equity interest in %

SIX Group AG – Zurich, Switzerland	Financial	17.3

UBS Securities Co. Limited – Beijing, China	Financial	20.0

Williamsburg Edge LLC – Delaware, USA	Real Estate	50.0

219 West 81st LLC – Delaware, USA	Real Estate	50.0

Financial information

Note 35 Invested assets and net new money

Invested assets include all client assets managed by or deposited with UBS for investment purposes. For example, invested assets include managed fund assets, managed institutional assets, discretionary and advisory wealth management portfolios, fiduciary deposits, time deposits, savings accounts and wealth management securities or brokerage accounts. All assets held for purely transactional purposes and custody-only assets, including corporate client assets held for cash management and transactional purposes, are excluded from invested assets as the Group only administers the assets and does not offer advice on how the assets should be invested. Also excluded are non-bankable assets (e.g. art collections) and deposits from third-party banks for funding or trading purposes.

Discretionary assets are defined as client assets for which UBS decides how to invest them. Other invested assets are those where the client ultimately decides how the assets are invested. When a single product is created in one business division and sold in another, it is counted in both the business division that manages the investment and the one that distributes it. This results in double counting within UBS total invested assets, as both business divisions are providing a service independently to their respective clients, and both add value and generate revenue.

Net new money in a period is the net amount of invested assets that are entrusted to UBS by new and existing clients less those withdrawn by existing clients and clients who terminate their relationship with UBS.
Net new money is calculated using the direct method, by which inflows and outflows to/from invested assets are determined at the client level based on transactions. Interest and dividend income from invested assets is not counted as net new money inflow. Market and currency movements as well as fees, commissions and interest on loans charged are excluded from net new money, as are the effects resulting from any acquisition or divestment of a UBS subsidiary or business. Reclassifications between invested assets and client assets as a result of a change in the service level delivered are treated as net new money flows.

	On or for the year ended
CHF billion	31.12.08	31.12.07

Fund assets managed by UBS	339	509

Discretionary assets	528	877

Other invested assets	1,307	1,803

Total invested assets (double counts included)	2,174	3,189

thereof double count	273	392

thereof acquisitions (divestments)	19.1	50.5

Net new money (double counts included)	(226.0)	140.6

Financial information
Notes to the consolidated financial statements

Note 36 Business combinations

Business combinations completed in 2008

Caisse Centrale de Réescompte Group

In February 2008, UBS completed the acquisition in France of 100% of Caisse Centrale de Réescompte Group (CCR) from Commerzbank. The cost of the business combination, including directly attributable transaction costs, amounted to approximately CHF 613 million (EUR 387 million) and was paid in cash. The cost of the business combination included approximately EUR 133 million for the excess capital in CCR at closing. The cost of the business combination has been allocated to intangible assets reflecting customer relationships of CHF 36 million (EUR 23 million), net assets of CHF 209 million (EUR 131 million) and goodwill of CHF 368 million (EUR 233 million). The business of CCR, which included EUR 13.3 billion of invested assets as of 31 December 2007 and approximately 190 employees, was integrated into UBS’s asset management and wealth management businesses in France.

Caisse Centrale de Réescompte Group (CCR) 2008
CHF million	Book Value	Step-up to fair value	Fair Value

Assets

Intangible assets	0	36	36

Property and equipment	5	0	5

Goodwill	0	368	368

All other assets	513	1	514

Total assets	518	405	923

Liabilities

Total liabilities	297	13	310

Net assets	221	392	613

Total liabilities and equity	518	405	923

On the acquisition date, intangible assets and goodwill were allocated to the divisions as follows:

Caisse Centrale de Réescompte Group (CCR) 2008
	Global Wealth Management &	Global Asset
CHF million	Business Banking	Management	Total

Assets

Intangible assets	10	26	36

Goodwill	37	331	368

Financial information

Note 36 Business combinations (continued)

VermogensGroep
In August 2008, UBS completed the acquisition of 100% of VermogensGroep, an independent Dutch wealth manager. The cost of the business combination, including directly attributable transaction costs, amounted to approximately CHF 171 million (EUR 105 million) out of which approximately CHF 81 million (EUR 50 million) were paid in cash upon closing. The remaining cost of the business combination is expected to be paid in installments over the next

3 years. The cost of the business combination was allocated to intangible assets of CHF 49 million (EUR 30 million), net liabilities of CHF 2.1 million (EUR 1.3 million) and goodwill of CHF 124 million (EUR 77 million). VermogensGroep serves wealthy private clients, foundations and institutions in the Dutch market and managed client assets of approximately EUR 4 billion at the time of the transaction. VermogensGroep was integrated into UBS’s wealth management business.

VermogensGroep 2008
CHF million	Book Value	Step-up to fair value	Fair Value

Assets

Intangible assets	0	49	49

Property and equipment	2	0	2

Goodwill	0	124	124

All other assets	10	0	10

Total assets	12	173	185

Liabilities

Total liabilities	2	12	14

Net assets	10	161	171

Total liabilities and equity	12	173	185

Acquisition announced after the balance sheet date

Acquisition of the commodity index business of AIG
Financial Products Corp.
On 19 January 2009, UBS announced that its investment bank had entered into a binding agreement to purchase the commodity index business of AIG Financial Products Corp., including AIG’s rights to the DJ-AIG Commodity index. The purchase price for the transaction is USD 15 million, payable upon closing, and additional payments of up to USD 135 million over the following 18 months, based upon future earnings of the purchased business. Closing of the transaction, expected by May 2009, is subject to a number of regulatory and other conditions. No assurance can be given that any such conditions will be satisfied.

Financial information
Notes to the consolidated financial statements

Note 36 Business combinations (continued)

Business combinations completed in 2007

During 2007, UBS completed two material acquisitions that were accounted for as business combinations.

McDonald Investments’ branch network
In February 2007, UBS completed the acquisition of the branch network of McDonald Investments, a unit of Key-Corp. The cost of the business combination consisted of CHF 269 million (USD 220 million) for the business operations including directly attributable transaction costs, and of CHF 70 million (USD 58 million) for the net loans to customer portfolios of McDonald Investments, resulting in a total cash consideration paid of CHF 339 million (USD 278 million). The cost of the business combination was allocated to an intangible asset reflecting customer relationships of CHF 57 million (USD 47 million), remaining net assets of CHF 77 million (USD 63 million) including the net loans to customer portfolios, and goodwill of CHF 205 million (USD 168 million). The unit provides comprehensive wealth management services to affluent and high net worth individuals, including estate planning, retirement planning and asset management, and has been integrated into Wealth Management US.

McDonald Investments’ branch network 2007
CHF million	Book Value	Step-up to fair value	Fair Value

Assets

Intangible assets	0	57	57

Property and equipment	4	(1)	3

Deferred tax assets	0	10	10

Goodwill	0	205	205

All other assets	70	0	70

Total assets	74	271	345

Liabilities

Total liabilities	6	0	6

Net assets	68	271	339

Total liabilities and equity	74	271	345

Daehan Investment Trust Management Company
In July 2007, UBS completed the acquisition of 51% of Daehan Investment Trust Management Company Ltd. (DIMCO) from Hana Daetoo Securities (formerly Daehan Investment & Securities Company Ltd.), a wholly owned subsidiary of Hana Financial Group. DIMCO was integrated into UBS’s Global Asset Management business and renamed as UBS Hana Asset Management Company Ltd. internationally, and as Hana UBS Asset Management in Korea. The estimated cost of the business combination amounted to approximately CHF 238 million (KRW 180 billion) in total and was paid in cash. The pur-

chase price is subject to an earn-out clawback of up to CHF 40 million (KRW 30 billion) over the next three to five years. The acquisition costs had been allocated to intangible assets reflecting customer relationships of CHF 54 million, net assets of CHF 74 million and goodwill of CHF 170 million. On the acquisition date, equity attributable to minority interests was CHF 60 million. At closing, DIMCO managed around CHF 26.4 billion of assets (KRW 19.9 trillion).

In 2008, the purchase price allocation was finalized and resulted in intangible assets of CHF 52 million and goodwill of CHF 188 million.

Daehan Investment Trust Management Company 2007
CHF million	Book Value	Step-up to fair value	Fair Value

Assets

Intangible assets	0	52	52

Goodwill	0	188	188

All other assets	87	0	87

Total assets	87	240	327

Liabilities

Total liabilities	13	14	27

Net assets attributable to minority interests	36	22	58

Net assets attributable to UBS shareholders	38	204	242

Total liabilities and equity	87	240	327

Financial information

Note 36 Business combinations (continued)

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

Pro-forma information (unaudited)

The following pro-forma information shows UBS’s total operating income, net profit attributable to UBS shareholders and basic earnings per share as if all of the acquisitions completed in 2008 had been made as of 1 January 2007 and all acquisitions completed in 2007, had been made as of 1 Jan-

uary 2006. Adjustments have been made to reflect additional amortization and depreciation of assets and liabilities, which have been assigned fair values different from their carryover bases in purchase accounting.

Pro-forma information (unaudited)
	For the year ended
CHF million, except where indicated	31.12.08	31.12.07	31.12.06

Total operating income	1,224	31,932	48,928

Net profit	(20,881)	(5,233)	11,887

Basic earnings per share (CHF)	(7.54)	(2.42)	5.35

Financial information
Notes to the consolidated financial statements

Note 37 Discontinued operations

2008

Industrial holdings

In 2008, private equity investments, including the sale of one equity investment and subsequent gains on private equity investments sold in prior years, contributed CHF 155 million to UBS’s net profit from discontinued operations, which includes after-tax gains on sale of CHF 120 million and an after-tax operating profit of CHF 34 million. The cash consideration received for the equity investment sold in 2008 amounted to CHF 141 million. These private equity investments were held within the Industrial Holdings, integrated within Corporate Center since the beginning of 2008, and were sold in line with UBS’s strategy to exit the private equity business.

2007

Industrial holdings

In 2007, private equity investments, including the sale of two private equity investments as well as subsequent gains on private equity investments sold in prior years, contributed CHF 138 million to UBS’s net profit from discontinued operations, which includes after-tax gains on sale of CHF 102 million and an after-tax operating profit of CHF 36 million. The cash consideration received for the two investments sold in 2007 amounted to CHF 14 million. These private equity investments were all held within the Industrial Holdings segment and were sold in line with UBS’s strategy to exit the private equity business.

Private banks & GAM

The tax benefit on gain from sales of CHF 258 million includes the release of a deferred tax liability of approximately CHF 275 million to the profit and loss account, which was recognized upon the sale of UBS’s 20.7% stake in Julius Baer in 2007. This deferred tax liability had been recognized in connection with the receipt of Julius Baer shares on the sale of Private Banks & GAM in December 2005, but was not ultimately incurred due to the manner of realization of the Julius Baer investment. The tax expense from the recognition of the deferred tax liability was booked in discontinued operations in 2005, and therefore the release has also been reflected in discontinued operations.

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

Financial information

Note 37 Discontinued operations (continued)
	For the year ended 31.12.08

CHF million	Private Banks & GAM	[1]	Industrial Holdings

Operating income	0		19

Operating expenses	0		(15)

Operating profit from discontinued operations before tax	0		34

Pre-tax gain on sale	44		120

Profit from discontinued operations before tax	44		155

Tax expense on operating profit from discontinued operations before tax	0		0

Tax expense on gain from sale	1		0

Tax expense from discontinued operations	1		0

Net profit from discontinued operations	43		155

Net cash flows from

operating activities	0		(1)

investing activities	0		3

financing activities	0		0

1 Gain resulting from a purchase price adjustment related to the sale of Private Banks & GAM in 2005. Included in Corporate Center in Note 2a.

	For the year ended 31.12.07

CHF million	Private Banks & GAM [1]	Industrial Holdings

Operating income	0	394

Operating expenses	0	358

Operating profit from discontinued operations before tax	0	36

Pre-tax gain on sale	7	102

Profit from discontinued operations before tax	7	138

Tax expense on operating profit from discontinued operations before tax	0	0

Tax expense on gain from sale	(258)	0

Tax expense from discontinued operations	(258)	0

Net profit from discontinued operations	265	138

Net cash flows from

operating activities	0	32

investing activities	0	(1)

financing activities	0	(42)

1 Included in Corporate Center in Note 2a.

	For the year ended 31.12.06

CHF million	Motor-Columbus	Other Industrial Holdings	[1]

Operating income	2,494	993

Operating expenses	2,412	979

Operating profit from discontinued operations before tax	82	14

Pre-tax gain on sale	364	428

Profit from discontinued operations before tax	446	442

Tax expense on operating profit from discontinued operations before tax	11	1

Tax expense on gain from sale	(23)	0

Tax expense from discontinued operations	(12)	1

Net profit from discontinued operations	458	441

Net cash flows from

operating activities	1	16

investing activities	(52)	73

financing activities	(22)	(88)

1 Pre-tax gain on sale includes CHF 4 million related to Private Banks & GAM, which is included in Corporate Center in Note 2a.

Financial information
Notes to the consolidated financial statements

Note 38 Reorganizations and disposals

Reorganizations

Closure of the US municipal securities business
In June 2008, UBS closed its Investment Bank’s institutional municipal securities business. The retail operations of the municipal securities business, including secondary market activities, were transferred to Wealth Management US. As a result, approximately 70 employees and municipal bonds with a fair value of approximately CHF 0.4 billion (USD 0.4 billion) were transferred from the Investment Bank to Wealth Management US.
In 2008, restructuring costs of CHF 56 million (USD 55 million) and a goodwill impairment loss of CHF 341 million (USD 334 million) were recognized in the income statement in relation to this closure. The restructuring costs mainly relate to termination costs for office space rental contracts and vendor contracts, and severance payments to employees.

Repositioning of the investment bank

In connection with the repositioning of the Investment Bank announced in October 2008, restructuring costs of approximately CHF 737 million were incurred in fourth quarter 2008. These costs consisted of approximately CHF 435 million of personnel expenses, mainly severance payments and other compensation, and approximately CHF 302 million of costs related to real estate, including impairment losses on properties and equipment of CHF 100 million and costs for unused premises of CHF 202 million.

Disposals

Sale of US residential mortgage-backed securities to
BlackRock fund
On 20 May 2008, UBS completed the sale of a portfolio of US residential mortgage-backed securities (RMBS) for proceeds of USD 15 billion to the RMBS Opportunities Master Fund, LP (the “fund”), a third-party fund managed by BlackRock, Inc. The portfolio had a notional value of approximately USD 22 billion and comprised primarily Alt-A and sub-prime related assets, and a limited amount of prime securities. Based on fair value at the time of the transaction, approximately three-quarters of the assets sold consisted of 2006 and 2007 vintages.
The fund was capitalized with approximately USD 3.75 billion in equity raised by BlackRock from third-party investors. The equity investors will absorb any losses sustained by the fund up to a maximum of their equity investment. UBS provided an eight-year amortizing USD 11.25 billion senior secured loan to the fund, collateralized by the RMBS assets held by the fund. The loan bears a commercial rate of interest with debt service being met from principal and interest received from the underlying mortgage pools. UBS does not retain any equity interest in the fund.
The USD 15 billion proceeds were approximately in line with the fair value of the assets recorded by UBS at 31 March 2008.
Since its inception, the fund has amortized the loan through monthly payments in line with UBS’s original expectations. As at 31 December 2008, the loan had a balance outstanding of USD 9.2 billion. UBS does not consolidate the fund into its balance sheet as the equity investors in the fund continue to bear and receive the majority of the risks and rewards. UBS continues to monitor the development of the fund’s performance and would reassess the consolidation status if deterioration of the underlying mortgage pools related to the RMBS were to indicate that UBS may not fully recover the loan granted to the fund.

Sale of assets to a third-party fund controlled by the
Swiss National Bank (SNB)

As announced on 16 October 2008, UBS entered into an agreement with the Swiss National Bank (SNB) to transfer certain illiquid securities and other positions to the SNB StabFund limited partnership for collective investments (the “fund”), which is fully owned and controlled by the SNB.
For each transfer of assets, the SNB finances 90% of the purchase price by providing a loan to the fund and the remaining 10% by making an equity contribution to the fund. Upon each asset transfer, UBS purchases, for an amount equal to the SNB’s equity contribution to the fund on that date, an option to purchase the fund’s equity (all such options referred to collectively as the “call option”). The exercise price of the call option is set at USD 1 billion plus 50% of the fund’s equity value that exceeds USD 1 billion at the time of exercise. The call option will be exercisable upon repayment in full of the loan provided by the SNB. The loan is secured by the assets of the fund and bears interest at a rate of one month LIBOR of the underlying currency plus 250 basis points. Service of the loan will be made from the cash flows generated by the fund’s assets.
In the event of a change of control of UBS, the SNB has the right but not the obligation to request that UBS purchase the SNB’s loan to the fund at its outstanding principal amount plus accrued interest and the fund’s equity for 50% of its value at the time (the “put option”).
If, upon termination of the fund, the SNB incurs a loss on its loan, it will be entitled to receive 100 million UBS ordinary shares, subject to anti-dilution adjustments, in exchange for payment of the par value of these shares (the “contingent share issue”).
The positions are transferred to the fund at market value (net exposure) determined at 30 September 2008. The positions transferred to the SNB are priced at the lower of UBS’s estimated market value as of 30 September 2008 and the

Financial information

Note 38 Reorganizations and disposals (continued)

value determined as of that date by the SNB based on a valuation conducted by third party valuation agents.
Compared with the initial announcement on 16 October 2008, the originally agreed size of the portfolio of USD 60 billion to be transferred has been reduced. UBS has transferred or identified for transfer positions totalling a market value (net exposure) of USD 38.6 billion (including the effect of price adjustments so far totalling USD 0.7 billion). Positions identified for transfer include approximately USD 21.9 billion of positions previously disclosed as risk concentrations, primarily US real estate-related securities and assets from the US reference-linked note program (RLN), and approximately USD 17.5 billion of other positions, mainly non-US real estate-related securities as well as other asset-backed securities, prior to the price difference of USD 0.7 billion on the positions for which the SNB already determined the purchase price.
On 16 December 2008, UBS completed the sale of a first tranche of securities positions for approximately USD 16.4 billion consisting primarily of US and European residential and commercial mortgage-backed securities and other asset-backed securities. The remaining positions identified for sale to the fund are planned to be transferred in March 2009 in one or more additional transfers.
The purchase price for the securities transferred to the fund on 16 December 2008 was the value of these securities as of 30 September 2008 as determined by the SNB based on a valuation conducted by third-party valuation experts. On the same basis, the SNB has since determined the purchase price to be paid for a further USD 7.8 billion of positions that have not yet been transferred to the fund. So far, the determined purchase prices for positions transferred to or to be transferred to the fund were, in the aggregate, USD 0.7 billion lower than the value UBS assigned to these positions on 30 September 2008. All but approximately CHF 0.1 billion of this difference is accounted for in UBS’s results for 2008. Overall, the aggregate price difference represents approximately 3% of UBS’s market value (net exposure) for these positions and reflects the inherent judgement involved in the valuation of illiquid assets.
Under IFRS, the call option is recognized on the balance sheet as a derivative at fair value with changes in fair value recognized in profit or loss. The portion of the call option already purchased is reflected as Positive replacement value. The portion of the call option yet to be purchased upon future transfers is reflected as Negative replacement value together with the amount payable to the SNB for such option.
The put option was evaluated as a contingent liability that has been deemed remote.
The contingent share issue is treated as an equity instrument and was recognized at fair value in equity as an increase to Share premium and an expense in Net trading income. The fair value of the contingent share issue was estimated at approximately CHF 607 million and will not hereafter be re-measured to fair value.

Overall, the impact of the transaction on the income statement was a loss of approximately CHF 5,219 million in 2008. This reflects a net loss on the call option of approximately CHF 3,562 million and the expense of approximately CHF 607 million associated with the contingent share issue as well as a CHF 707 million loss due to the recognized price difference and CHF 343 million losses on hedges that were subject to trading restrictions as a result of the transaction.
The remaining market value (net exposure) of the positions already transferred or still to be transferred to the fund amounts to USD 39.4 billion excluding the effect of price adjustments so far totalling USD 0.7 billion. Of these positions USD 31.3 billion of market value (net exposure) represents financial assets, predominantly Trading portfolio assets, with a corresponding balance sheet amount of USD 31.1 billion per 30 September 2008. USD 8.1 billion of market value (net exposure) relate to financial liabilities, exclusively Negative replacement values from derivative contracts, with a balance sheet amount of USD 10.8 billion at the same date. Market values (net exposure) represent the remaining loss potential or economic risk from a position and may differ from the balance sheet carrying amount, particularly for derivative contracts which are represented on the balance sheet by replacement values.

Disposal of equity interest in Adams Street Partners

In August 2008, UBS Global Asset Management closed the sale of its 24.9% equity interest in Adams Street Partners (ASP) to the remaining shareholders of ASP for a cash consideration of approximately CHF 184 million (USD 167 million). UBS’s interest in ASP was accounted for using the equity method. The sale resulted in a gain of approximately CHF 168 million. ASP was formed in January 2001 in connection with a management buyout of that business from Global Asset Management, with UBS retaining the now sold 24.9% stake. Global Asset Management will continue its close collaboration with ASP under an existing sub-advisory agreement in place since 2001.

Disposal of financial investment in Bank of China

In December 2008, UBS disposed of its equity stake in Bank of China through a placing of approximately 3.4 billion Bank of China Limited H-shares to institutional investors for a cash consideration of approximately CHF 887 million (HKD 6,519 million). UBS acquired the shares in 2005 in preparation for Bank of China’s IPO to the international market. The investment in Bank of China was accounted for as a financial investment available-for-sale. The disposal resulted in a gain of approximately CHF 360 million.

Financial information
Notes to the consolidated financial statements

Note 39 Currency translation rates

The following table shows the principal rates used to translate the financial statements of foreign entities into Swiss francs:

	Spot rate		Average rate
	As of		Year ended
	31.12.08	31.12.07	31.12.08	31.12.07	31.12.06
1 USD	1.07	1.13	1.06	1.22	1.25

1 EUR	1.49	1.65	1.58	1.65	1.58

1 GBP	1.56	2.25	1.96	2.31	2.31

100 JPY	1.17	1.02	0.98	1.02	1.08

Note 40 Swiss banking law requirements

The consolidated Financial Statements of UBS are prepared in accordance with International Financial Reporting Standards (IFRS). The Guidelines of the Swiss Financial Market Supervisory Authority (FINMA) require banks which present their financial statements under IFRS to provide a narrative explanation of the main differences between IFRS and Swiss GAAP (FINMA circular 08/2) and the Banking Ordinance. Included in this note are the significant differences in regard to recognition and measurement between IFRS and the provisions of the Banking Ordinance and the Guidelines of the FINMA governing financial statement reporting pursuant to Article 23 through Article 27 of the Banking Ordinance. The differences outlined in points two through nine also apply to the Parent Bank statutory accounts.

1. Consolidation

Under IFRS, all entities which are controlled by the Group are consolidated.
Under Swiss law, only entities that are active in the field of banking and finance and real estate entities are subject to consolidation. Entities which are held temporarily are generally recorded as financial investments.

2. Financial investments available-for-sale

Under IFRS, Financial investments available-for-sale are carried at fair value. Changes in fair value are recorded directly in Equity until an investment is sold, collected or otherwise disposed of, or until an investment is determined to be impaired. At the time an available-for-sale investment is determined to be impaired, the cumulative unrealized loss previously recognized in Equity is included in net profit or loss for the period. On disposal of a financial investment available-for-sale, the cumulative unrecognized gain or loss previously recognized in Equity is recognized in the income statement.
Under Swiss law, financial investments are carried either at the lower of cost or market or at amortized cost less impairment with changes in measurement recorded in the income statement. Reductions to market value below cost and reversals of such reductions up to original cost as well as gains and losses on disposal are included in Other income. Equity investments that are considered permanent are carried on the balance sheet at cost less impairment with impairment losses recorded in the income statement. Permanent investments are classified on the balance sheet as investments in associated companies.

3. Cash flow hedges

The Group uses derivative instruments to hedge the exposure from varying cash flows. Under IFRS, when hedge accounting is applied the fair value gain or loss on the effective portion of the derivative designated as a cash flow hedge is recognized in Equity. When the hedged cash flows materialize, the accumulated unrecognized gain or loss is realized and released to income.
Under Swiss law, the effective portion of the fair value change of the derivative instrument used to hedge cash flow exposures is deferred on the balance sheet as other assets or other liabilities. The deferred amounts are released to income when the hedged cash flows materialize.

4. Investment property

Under IFRS, investment property is carried at fair value, with changes in fair value recognized in the income statement.
Under Swiss law, investment property is carried at amortized cost less any accumulated depreciation less impairment losses unless the investment property is classified as held for sale. Investment property classified as held for sale is carried at the lower of cost or market.

Financial information

Note 40 Swiss banking law requirements (continued)

5. Fair value option

Under IFRS, the Group applies the fair value option to certain financial assets and financial liabilities, mainly to hybrid debt instruments. As a result, the entire hybrid instrument is accounted for at fair value with changes in fair value reflected in net trading income. Furthermore, UBS designated certain loans, loan commitments and fund investments as financial assets designated at fair value through profit and loss.
Under Swiss accounting rules, the fair value option is not available. Hybrid instruments are bifurcated: the embedded derivative is marked to market through net trading income and the host contract is accounted for on an accrued cost basis. No own credit adjustments are booked for hybrid instruments. Generally, loans are accounted for at amortized cost less impairment, loan commitments stay off-balance sheet and fund investments are accounted for as financial investments.

6. Goodwill and intangible assets

Under IFRS, goodwill acquired in a business combination is not amortized but tested annually for impairment. Intangible assets acquired in a business combination with an indefinite useful life are also not amortized but tested annually for impairment.
Under Swiss law, goodwill and intangible assets with indefinite useful lives are amortized over a period not exceeding five years, unless a longer useful life, which may not exceed twenty years, can be justified.

7. Discontinued operations

Under certain conditions, IFRS requires that non-current assets or disposal groups be classified as held for sale. Disposal groups that meet the criteria of discontinued operations are presented in the income statement in a single line as net income from discontinued operations.
Under Swiss law, no such reclassification takes place.

8. Extraordinary income and expense

Certain items of income and expense are classified as extraordinary items under Swiss law, whereas in the Group Income Statement the amounts are classified as operating income or expense or are included in net profit from discontinued operations, if required.

9. Netting of replacement values

Under IFRS, replacement values are reported on a gross basis, unless certain restrictive requirements are met. Under Swiss law, replacement values are reported on a net basis, provided the netting agreements are legally enforceable.

Financial information
Notes to the consolidated financial statements

Note 41 Supplemental guarantor information required under SEC rules

Guarantee of PaineWebber securities
Following the acquisition of Paine Webber Group Inc., UBS made a full and unconditional guarantee of the senior and subordinated notes and trust preferred securities (“Debt Securities”) of PaineWebber. Prior to the acquisition, PaineWebber was a SEC Registrant. Upon the acquisition, PaineWebber was merged into UBS Americas Inc., a wholly owned subsidiary of UBS.

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

Supplemental Guarantor Consolidating Income Statement
CHF million	UBS AG	UBS		Consolidating
For the year ended 31 December 2008	Parent Bank[1]	Americas Inc.	Subsidiaries	Entries	UBS Group

Operating income

Interest income	49,699	21,343	27,565	(32,717)	65,890

Interest expense	(48,686)	(17,436)	(26,282)	32,717	(59,687)

Net interest income	1,013	3,907	1,283	0	6,203

Credit loss (expense) / recovery	(861)	(2,050)	(85)	0	(2,996)

Net interest income after credit loss expense	152	1,857	1,198	0	3,207

Net fee and commission income	9,709	7,910	5,310	0	22,929

Net trading income	(8,129)	(19,847)	2,158	0	(25,818)

Income from subsidiaries	(19,477)	0	0	19,477	0

Other income	2,836	1,058	(3,010)	0	884

Total operating income	(14,909)	(9,022)	5,656	19,477	1,201

Operating expenses

Personnel expenses	8,738	5,169	2,355	0	16,262

General and administrative expenses	3,918	4,604	1,976	0	10,498

Depreciation of property and equipment	770	205	266	0	1,241

Impairment of goodwill	0	341	0	0	341

Amortization of intangible assets	1	93	119	0	213

Total operating expenses	13,427	10,412	4,716	0	28,555

Operating profit from continuing operations before tax	(28,336)	(19,434)	940	19,477	(27,353)

Tax expense	(7,407)	(4)	574	0	(6,837)

Net profit from continuing operations	(20,930)	(19,430)	366	19,477	(20,517)

Net profit from discontinued operations	43	0	155	0	198

Net profit	(20,887)	(19,430)	521	19,477	(20,319)

Net profit attributable to minority interests	0	(9)	577	0	568

Net profit attributable to UBS shareholders	(20,887)	(19,421)	(56)	19,477	(20,887)

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Financial information

Note 41 Supplemental guarantor information required under SEC rules (continued)

Supplemental guarantor consolidating balance sheet
CHF million	UBS AG	UBS		Consolidating
As of 31 December 2008	Parent Bank[1]	Americas Inc.	Subsidiaries	Entries	UBS Group

Assets

Cash and balances with central banks	27,030	332	5,382	0	32,744

Due from banks	111,563	11,490	192,206	(250,808)	64,451

Cash collateral on securities borrowed	48,874	109,783	16,914	(52,674)	122,897

Reverse repurchase agreements	206,087	79,178	145,851	(206,468)	224,648

Trading portfolio assets	183,303	54,973	50,638	(17,076)	271,838

Trading portfolio assets pledged as collateral	33,445	5,240	1,531	0	40,216

Positive replacement values	862,459	18,215	293,896	(320,470)	854,100

Financial assets designated at fair value	5,120	7,755	12,741	(12,734)	12,882

Loans	326,548	53,774	35,193	(75,207)	340,308

Financial investments available-for-sale	1,237	638	3,373	0	5,248

Accrued income and prepaid expenses	3,684	2,700	2,666	(2,909)	6,141

Investments in associates	66,660	58	50	(65,878)	892

Property and equipment	5,093	971	642	0	6,706

Goodwill and intangible assets	250	9,393	3,292	0	12,935

Other assets	15,541	3,905	7,132	(7,484)	19,094

Total assets	1,896,894	358,405	771,507	(1,011,708)	2,015,098

Liabilities

Due to banks	196,723	68,213	111,500	(250,808)	125,628

Cash collateral on securities lent	25,248	32,884	8,605	(52,674)	14,063

Repurchase agreements	30,988	140,197	137,844	(206,468)	102,561

Trading portfolio liabilities	51,034	17,086	11,387	(17,076)	62,431

Negative replacement values	855,005	16,792	300,476	(320,470)	851,803

Financial liabilities designated at fair value	88,505	1,716	24,059	(12,734)	101,546

Due to customers	422,688	70,242	57,051	(75,207)	474,774

Accrued expenses and deferred income	7,417	2,584	3,104	(2,909)	10,196

Debt issued	127,408	2,439	67,407	0	197,254

Other liabilities	12,598	4,313	24,613	(7,484)	34,040

Total liabilities	1,817,614	356,466	746,046	(945,830)	1,974,296

Equity attributable to UBS shareholders	79,280	(1,097)	20,495	(65,878)	32,800

Equity attributable to minority interests	0	3,036	4,966	0	8,002

Total equity	79,280	1,939	25,461	(65,878)	40,802

Total liabilities and equity	1,896,894	358,405	771,507	(1,011,708)	2,015,098

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Financial information
Notes to the consolidated financial statements

Note 41 Supplemental guarantor information required under SEC rules (continued)

Supplemental guarantor consolidating cash flow statement

CHF million	UBS AG	UBS
For the year ended 31 December 2008	Parent Bank[1]	Americas Inc.	Subsidiaries	UBS Group

Net cash flow from/(used in) operating activities	69,772	(438)	7,838	77,172

Cash flow from/(used in) investing activities

Investments in subsidiaries and associates	(1,502)	0	0	(1,502)

Disposal of subsidiaries and associates	1,686	0	0	1,686

Purchase of property and equipment	(819)	(258)	(140)	(1,217)

Disposal of property and equipment	37	27	5	69

Net (investment in)/divestment of financial investments available-for-sale	330	156	(1,198)	(712)

Net cash flow from/(used in) investing activities	(268)	(75)	(1,333)	(1,676)

Cash flow from/(used in) financing activities

Net money market paper issued/(repaid)	(52,815)	914	11,264	(40,637)

Net movements in treasury shares and own equity derivative activity	623	0	0	623

Capital issuance	23,135	0	0	23,135

Issuance of long-term debt, including financial liabilities designated at fair value	91,961	0	11,126	103,087

Repayment of long-term debt, including financial liabilities designated at fair value	(62,822)	(14,500)	(15,572)	(92,894)

Increase in minority interests	0	842	819	1,661

Dividends paid to/decrease in minority interests	0	(112)	(420)	(532)

Net activity in investments in subsidiaries	(11,978)	21,816	(9,838)	0

Net cash flow from/(used in) financing activities	(11,896)	8,960	(2,621)	(5,557)

Effects of exchange rate differences	(33,963)	442	(5,857)	(39,378)

Net increase/(decrease) in cash equivalents	23,645	8,889	(1,973)	30,561

Cash and cash equivalents, beginning of the year	109,110	15,532	24,463	149,105

Cash and cash equivalents, end of the year	132,755	24,421	22,490	179,666

Cash and cash equivalents comprise:

Cash and balances with central banks	27,030	332	5,382	32,744

Money market paper[2]	62,777	19,875	4,080	86,732

Due from banks with original maturity of less than three months	42,948	4,214	13,028	60,190

Total	132,755	24,421	22,490	179,666

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.  2 Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments available-for-sale. CHF 3,853 million was pledged at 31 December 2008.

Financial information

Note 41 Supplemental guarantor information required under SEC rules (continued)

Supplemental guarantor consolidating income statement

CHF million	UBS AG	UBS		Consolidating
For the year ended 31 December 2007	Parent Bank[1]	Americas Inc.	Subsidiaries	Entries	UBS Group

Operating income

Interest income	77,306	47,747	51,985	(67,926)	109,112

Interest expense	(74,689)	(46,420)	(50,592)	67,926	(103,775)

Net interest income	2,617	1,327	1,393	0	5,337

Credit loss (expense)/recovery	11	(234)	(15)	0	(238)

Net interest income after credit loss expense	2,628	1,093	1,378	0	5,099

Net fee and commission income	12,852	10,119	7,663	0	30,634

Net trading income	3,467	(9,932)	(1,888)	0	(8,353)

Income from subsidiaries	464	0	0	(464)	0

Other income	(4,273)	8,369	245	0	4,341

Total operating income	15,138	9,649	7,398	(464)	31,721

Operating expenses

Personnel expenses	13,239	8,329	3,947	0	25,515

General and administrative expenses	5,684	3,446	(701)	0	8,429

Depreciation of property and equipment	930	138	175	0	1,243

Amortization of intangible assets	3	101	172	0	276

Total operating expenses	19,856	12,014	3,593	0	35,463

Operating profit from continuing operations before tax	(4,718)	(2,365)	3,805	(464)	(3,742)

Tax expense	794	(486)	1,061	0	1,369

Net profit from continuing operations	(5,512)	(1,879)	2,744	(464)	(5,111)

Net profit from discontinued operations	265	0	138	0	403

Net profit	(5,247)	(1,879)	2,882	(464)	(4,708)

Net profit attributable to minority interests	0	18	521	0	539

Net profit attributable to UBS shareholders	(5,247)	(1,897)	2,361	(464)	(5,247)

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Financial information
Notes to the consolidated financial statements

Note 41 Supplemental guarantor information required under SEC rules (continued)

Supplemental guarantor consolidating balance sheet

CHF million	UBS AG	UBS		Consolidating
On 31 December 2007	Parent Bank[1]	Americas Inc.	Subsidiaries	Entries	UBS Group

Assets

Cash and balances with central banks	8,530	109	10,154	0	18,793

Due from banks	154,138	16,530	200,488	(310,249)	60,907

Cash collateral on securities borrowed	117,312	166,479	53,672	(130,400)	207,063

Reverse repurchase agreements	292,839	106,775	266,470	(289,156)	376,928

Trading portfolio assets	297,100	170,977	84,884	107,221	660,182

Trading portfolio assets pledged as collateral	161,071	55,842	4,498	(107,221)	114,190

Positive replacement values	436,271	16,770	192,144	(216,968)	428,217

Financial assets designated at fair value	5,510	7,149	8,421	(9,315)	11,765

Loans	370,274	41,398	43,584	(119,392)	335,864

Financial investments available-for-sale	2,611	980	1,375	0	4,966

Accrued income and prepaid expenses	7,379	4,369	4,883	(4,678)	11,953

Investments in associates	28,049	139	150	(26,359)	1,979

Property and equipment	5,352	959	923	0	7,234

Goodwill and intangible assets	276	10,516	3,746	0	14,538

Other assets	15,848	5,135	4,951	(5,622)	20,312

Total assets	1,902,560	604,127	880,343	(1,112,139)	2,274,891

Liabilities

Due to banks	246,977	114,066	94,968	(310,249)	145,762

Cash collateral on securities lent	45,055	64,281	52,685	(130,400)	31,621

Repurchase agreements	105,750	238,880	250,413	(289,156)	305,887

Trading portfolio liabilities	111,955	51,904	929	0	164,788

Negative replacement values	456,631	16,333	187,543	(216,968)	443,539

Financial liabilities designated at fair value	146,701	14,947	39,520	(9,315)	191,853

Due to customers	555,694	87,534	118,056	(119,392)	641,892

Accrued expenses and deferred income	13,276	8,242	5,310	(4,678)	22,150

Debt issued	168,266	3,478	50,333	0	222,077

Other liabilities	19,524	5,511	42,083	(5,622)	61,496

Total liabilities	1,869,829	605,176	841,840	(1,085,780)	2,231,065

Equity attributable to UBS shareholders	32,731	(3,373)	33,876	(26,359)	36,875

Equity attributable to minority interests	0	2,324	4,627	0	6,951

Total equity	32,731	(1,049)	38,503	(26,359)	43,826

Total liabilities and equity	1,902,560	604,127	880,343	(1,112,139)	2,274,891

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Financial information

Note 41 Supplemental guarantor information required under SEC rules (continued)

Supplemental guarantor consolidating cash flow statement

CHF million	UBS AG	UBS
For the year ended 31 December 2007	Parent Bank[1]	Americas Inc.	Subsidiaries	UBS Group

Net cash flow from/(used in) operating activities	(65,749)	19,670	(5,999)	(52,078)

Cash flow from/(used in) investing activities

Investments in subsidiaries and associates	(2,337)	0	0	(2,337)

Disposal of subsidiaries and associates	885	0	0	885

Purchase of property and equipment	(1,022)	(581)	(307)	(1,910)

Disposal of property and equipment	40	28	66	134

Net (investment in)/divestment of financial investments available-for-sale	4,027	34	1,920	5,981

Net cash flow from/(used in) investing activities	1,593	(519)	1,679	2,753

Cash flow from/(used in) financing activities

Net money market paper issued/(repaid)	35,017	(1,426)	(919)	32,672

Net movements in treasury shares and own equity derivative activity	(2,771)	0	0	(2,771)

Dividends paid	(4,275)	0	0	(4,275)

Issuance of long-term debt, including financial liabilities designated at fair value	105,197	1,022	4,655	110,874

Repayment of long-term debt, including financial liabilities designated at fair value	(54,251)	(7,022)	(1,134)	(62,407)

Increase in minority interests	0	32	1,062	1,094

Dividends paid to/decrease in minority interests	0	(665)	46	(619)

Net activity in investments in subsidiaries	871	(6,627)	5,756	0

Net cash flow from/(used in) financing activities	79,788	(14,686)	9,466	74,568

Effects of exchange rate differences	(9,070)	(3,062)	(96)	(12,228)

Net increase/(decrease) in cash equivalents	6,562	1,403	5,050	13,015

Cash and cash equivalents, beginning of the year	102,548	14,129	19,413	136,090

Cash and cash equivalents, end of the year	109,110	15,532	24,463	149,105

Cash and cash equivalents comprise:

Cash and balances with central banks	8,530	109	10,154	18,793

Money market paper[2]	60,266	13,202	3,747	77,215

Due from banks with original maturity of less than three months	40,314	2,221	10,562	53,097

Total	109,110	15,532	24,463	149,105

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.  2 Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments available-for-sale. CHF 3,364 million was pledged at 31 December 2007.

Financial information
Notes to the consolidated financial statements

Note 41 Supplemental guarantor information required under SEC rules (continued)

Supplemental guarantor consolidating income statement
CHF million	UBS AG Parent			Consolidating
For the year ended 31 December 2006	Bank[1]	UBS Americas Inc.	Subsidiaries	Entries	UBS Group
Operating income
Interest income	60,057	42,667	39,269	(54,592)	87,401

Interest expense	(56,020)	(41,049)	(38,403)	54,592	(80,880)

Net interest income	4,037	1,618	866	0	6,521

Credit loss (expense)/recovery	167	(6)	(5)	0	156

Net interest income after credit loss expense	4,204	1,612	861	0	6,677

Net fee and commission income	11,646	8,590	5,220	0	25,456

Net trading income	10,306	1,634	1,803	0	13,743

Income from subsidiaries	3,086	0	0	(3,086)	0

Other income	(450)	1,637	421	0	1,608

Total operating income	28,792	13,473	8,305	(3,086)	47,484

Operating expenses

Personnel expenses	12,480	8,287	3,264	0	24,031

General and administrative expenses	2,805	3,362	1,775	0	7,942

Depreciation of property and equipment	979	133	132	0	1,244

Amortization of intangible assets	14	83	51	0	148

Total operating expenses	16,278	11,865	5,222	0	33,365

Operating profit from continuing operations before tax	12,514	1,608	3,083	(3,086)	14,119

Tax expense	1,499	1,018	481	0	2,998

Net profit from continuing operations	11,015	590	2,602	(3,086)	11,121

Net profit from discontinued operations	512	0	387	0	899

Net profit	11,527	590	2,989	(3,086)	12,020

Net profit attributable to minority interests	0	527	(34)	0	493

Net profit attributable to UBS shareholders	11,527	63	3,023	(3,086)	11,527

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Financial information

Note 41 Supplemental guarantor information required under SEC rules (continued)

Supplemental guarantor consolidating cash flow statement
CHF million	UBS AG Parent
For the year ended 31 December 2006	Bank[1]	UBS Americas Inc.	Subsidiaries	UBS Group
Net cash flow from/(used in) operating activities	(2,215)	(14,984)	11,815	(5,384)

Cash flow from/(used in) investing activities

Investments in subsidiaries and associates	2,856	0	0	2,856

Disposal of subsidiaries and associates	1,154	0	0	1,154

Purchase of property and equipment	(1,292)	(255)	(246)	(1,793)

Disposal of property and equipment	298	47	154	499

Net (investment in)/divestment of financial investments available-for-sale	90	433	1,200	1,723

Net cash flow from/(used in) investing activities	3,106	225	1,108	4,439

Cash flow from/(used in) financing activities

Net money market paper issued/(repaid)	17,526	1,039	(1,644)	16,921

Net movements in treasury shares and own equity derivative activity	(3,179)	0	0	(3,179)

Capital issuance	1	0	0	1

Capital repayment by par value reduction	(631)	0	0	(631)

Dividends paid	(3,214)	0	0	(3,214)

Issuance of long-term debt, including financial liabilities designated at fair value	79,358	10,881	7,436	97,675

Repayment of long-term debt, including financial liabilities designated at fair value	(48,748)	(447)	(10,545)	(59,740)

Increase in minority interests	0	85	1,246	1,331

Dividends paid to/decrease in minority interests	0	2,441	(3,513)	(1,072)

Net activity in investments in subsidiaries	(8,410)	3,229	5,181	0

Net cash flow from/(used in) financing activities	32,703	17,228	(1,839)	48,092

Effects of exchange rate differences	406	(1,871)	(634)	(2,099)

Net increase/(decrease) in cash equivalents	34,000	598	10,450	45,048

Cash and cash equivalents, beginning of the year	68,548	13,531	8,963	91,042

Cash and cash equivalents, end of the year	102,548	14,129	19,413	136,090

Cash and cash equivalents comprise:

Cash and balances with central banks	2,660	78	757	3,495

Money market paper[2]	73,431	11,488	2,225	87,144

Due from banks with original maturity of less than three months	26,457	2,563	16,431	45,451

Total	102,548	14,129	19,413	136,090

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.  2 Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments available-for-sale. CHF 7,183 million was pledged at 31 December 2006.

Financial information
Notes to the consolidated financial statements

Note 41 Supplemental guarantor information required under SEC rules (continued)

Guarantee of other securities
UBS AG, acting through wholly-owned finance subsidiaries, issued the following trust preferred securities:

USD billion, unless otherwise indicated		Outstanding on 31.12.08

Issuing Entity	Type of security	Date issued	Interest (%)	Amount

UBS Preferred Funding Trust I	Trust preferred securities	October 2000	8.622	1.5

UBS Preferred Funding Trust II	Trust preferred securities[1]	June 2001	7.247	0.5

UBS Preferred Funding Trust IV	Floating rate noncumulative trust		one-month LIBOR
	preferred securities	May 2003	+ 0.7%	0.3

UBS Preferred Funding Trust V	Trust preferred securities	May 2006	6.243	1.0

1 In June 2006, USD 300 million (at 7.25%) of Trust preferred securities also issued in June 2001 were redeemed.

UBS AG has fully and unconditionally guaranteed these securities. UBS’s obligations under the trust preferred securities guarantee are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of UBS. At

31 December 2008, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated is approximately CHF 1,959 billion.

Financial information

Financial information
UBS AG (Parent Bank)

UBS AG (Parent Bank)

Parent Bank review

Income statement

The Parent Bank UBS AG net loss increased by CHF 32,238 million from a loss of CHF 4,251 million in the previous year to a loss of CHF 36,489 million.

Income from investments in associated companies increased to CHF 3,763 million from CHF 2,592 million in 2007, mainly due to higher dividend distributions received.
Personnel expenses were down to CHF 6,707 million from CHF 13,505 million in 2007, mainly due to lower accruals on performance-related compensation and recognition of a defined pension asset.
Losses resulting from the US market had a significant impact on the following income statement lines:
–	Depreciation increased from CHF 8,660 million in 2007 to CHF 26,900 million in 2008, mainly reflecting writedowns of investments in associated US companies.
–	Net trading income decreased from positive CHF 2,767 million in 2007 to negative CHF 9,466 million in 2008. This mainly reflects losses in the fixed-income business and the charges associated with the SNB transaction.
The decrease in Extraordinary income and increase in Extraordinary expenses are explained on page 376.

Balance sheet

In 2008, UBS’s overall balance sheet reduction initiatives also led to lower Parent Bank total assets. In particular UBS subsidiaries in the Americas reduced their assets and therefore their funding needs from the Parent Bank. The Parent Bank total assets stood at CHF 1,189 billion on 31 December 2008, a drop of CHF 409 billion from CHF 1,598 billion on 31 December 2007.

The reductions occurred in trading balances, which declined by CHF 254 billion, interbank lending (loans and collateral trading) dropped CHF 171 billion, with customer loans and collateral trading down CHF 83 billion and oth-

er assets down CHF 5 billion. These declines, however, were partially offset by higher positive replacement values of CHF 78 billion and liquid assets of CHF 19 billion. Mortgage loans remained stable in 2008 at CHF 141 billion. The above mentioned write-downs of investments in associated US companies have been offset during the year by capital injections.

Interbank lending

During 2008, due from banks on time declined by CHF 40 billion, predominantly due to lower funding needs of UBS bank subsidiaries in the Americas. Due from banks on demand declined slightly by CHF 4 billion, as lower funding to bank subsidiaries in the European Region outweighed the increase to non-UBS related banks in the Americas and Japan. In addition, interbank collateral trading declined by CHF 127 billion, with roughly two thirds attributable to lower trading volumes with UBS subsidiaries, and one third due to reductions in trading volumes with third party clients.

Customer lending

The customer loan drop of CHF 55 billion was mainly the result of lower funding needs of UBS subsidiaries (non-banks), predominantly in the Americas region.

In addition, customer collateral trading declined CHF 28 billion, of which two thirds was attributable to third party clients in the Americas and Europe and one third to UBS subsidiaries in the Americas.

Financial investments

Compared with the previous year, the increase of CHF 10 billion is mainly due to the reclassification from Trading balances in securities to Financial investments in fourth quarter 2008.

Financial information
UBS AG (Parent Bank)

Parent Bank financial statements

Income statement
	For the year ended		% change from
CHF million	31.12.08	31.12.07	31.12.07

Interest and discount income	37,825	58,674	(36)

Interest and dividend income from trading portfolio	12,014	19,003	(37)

Interest and dividend income from financial investments	76	58	31

Interest expense	(49,022)	(75,179)	(35)

Net interest income	893	2,556	(65)

Credit-related fees and commissions	208	205	1

Fee and commission income from securities and investment business	11,668	15,468	(25)

Other fee and commission income	610	686	(11)

Fee and commission expense	(2,849)	(3,269)	(13)

Net fee and commission income	9,637	13,090	(26)

Net trading income	(9,466)	2,767

Net income from disposal of financial investments	176	178	(1)

Income from investments in associated companies	3,763	2,592	45

Income from real estate holdings	29	27	7

Sundry income from ordinary activities	3,384	3,352	1

Sundry ordinary expenses	(2,767)	(3,223)	(14)

Other income from ordinary activities	4,584	2,926	57

Operating income	5,648	21,339	(74)

Personnel expenses	6,707	13,505	(50)

General and administrative expenses	5,822	5,191	12

Operating expenses	12,528	18,696	(33)

Operating profit	(6,880)	2,643

Depreciation and write-offs on investments in associated companies and fixed assets	26,900	8,660	211

Allowances, provisions and losses	3,071	2,780	10

Profit before extraordinary items and taxes	(36,852)	(8,797)	(319)

Extraordinary income	1,002	4,665	(79)

Extraordinary expenses	482	4

Tax expense	157	115	37

Profit/(loss) for the period	(36,489)	(4,251)	(758)

Financial information

Balance sheet
			% change from
CHF million	31.12.08	31.12.07	31.12.07

Assets

Liquid assets	27,030	8,530	217

Money market paper	62,777	60,266	4

Due from banks	355,679	527,081	(33)

Due from customers	191,308	274,510	(30)

Mortgage loans	141,328	141,381	0

Trading balances in securities and precious metals	158,741	412,977	(62)

Financial investments	11,085	1,685	558

Investments in associated companies	22,001	21,228	4

Fixed assets	5,032	5,273	(5)

Accrued income and prepaid expenses	3,877	7,221	(46)

Positive replacement values	201,801	124,244	62

Other assets	8,697	13,676	(36)

Total assets	1,189,356	1,598,072	(26)

Total subordinated assets	3,924	6,293	(38)

Total amounts receivable from Group companies	435,721	602,667	(28)

Liabilities and equity

Money market paper issued	52,063	104,878	(50)

Due to banks	292,730	491,102	(40)

Due to customers on savings and deposit accounts	61,872	72,303	(14)

Other amounts due to customers	388,338	521,189	(25)

Medium-term bonds	3,150	3,228	(2)

Bond issues and loans from central mortgage institutions	143,589	189,023	(24)

Accruals and deferred income	7,895	17,368	(55)

Negative replacement values	193,108	145,445	33

Other liabilities	14,181	15,576	(9)

Allowances and provisions	2,724	3,970	(31)

Share capital	293	207	42

General statutory reserve	40,910	8,775	366

Reserve for own shares	2,877	9,441	(70)

Other reserves	22,115	19,818	12

Profit/(loss) for the period	(36,489)	(4,251)	(758)

Total liabilities and equity	1,189,356	1,598,072	(26)

Total subordinated liabilities	24,427	21,114	16

Total amounts payable to Group companies	271,434	330,567	(18)

Statement of appropriation of retained earnings

The Board of Directors proposes to the Annual General Meeting (AGM) on 15 April 2009 to approve the following appropriation:

CHF million

Profit/(Loss) for the financial year 2008 as per the Parent Bank’s Income Statement	(36,489)

Appropriation to other reserves	(22,115)

Appropriation to general statutory reserves: Retained earnings	(2,472)

Appropriation to general statutory reserves: Share premium	(11,901)

Financial information
UBS AG (Parent Bank)

Notes to the Parent Bank financial statements

Accounting Policies

The Parent Bank Financial Statements are prepared in accordance with Swiss Federal banking law. The accounting policies are principally the same as for the Group Financial Statements outlined in Note 1, Summary of Significant Accounting Policies. Major differences between the Swiss Federal banking law requirements and International Financial Reporting Standards (IFRS) are described in Note 40 to the financial statements. The accounting policies applied for the statutory accounts of the Parent Bank are discussed below. The risk management of UBS AG is described in the context of the risk management for UBS Group. For the statutory required risk assessment refer to the “Risk and treasury management” section of this report.

Treasury shares
Treasury shares are own equity instruments held by an entity. Under Swiss law, treasury shares are recognized in the balance sheet as trading balances. Short positions in treasury shares are recognized in Due to banks. Treasury shares recognized as trading balances and short positions in treasury shares are measured at fair value with unrealized gains or losses from remeasurement to fair value included in the income statement. Realized gains and losses on the sale or acquisition of treasury shares are recognized in the income statement.

A reserve for own shares must be created in equity equal to the cost value of the treasury shares held. The reserve for own shares is not available for distribution to shareholders.

Foreign currency translation
Assets and liabilities of foreign branches are translated into CHF at the spot exchange rate at the balance sheet date. Income and expense items are translated at weighted average exchange rates for the period. Gains resulting from exchange differences on the translation of each of these foreign branches are credited to a provision account (other liabilities). Losses resulting from exchange differences are debited, firstly, to the aforementioned provision account until such provision is fully utilized, and, secondly, to profit and loss.

Investments in associated companies
Investments in associated companies are equity interests which are held for the purpose of the Parent Bank’s business activities or for strategic reasons. They include all directly held subsidiaries and are carried at cost less impairment, if applicable.

Deferred taxes
Deferred tax assets are not recognized in the Parent Bank Financial Statements. Deferred tax liabilities are recognized for all taxable temporary differences. The change in the deferred tax liability is recognized in profit or loss.

Equity participation and other compensation plans

Equity participation plans
Under Swiss law, employee share awards are recognized as compensation expense and accrued over the performance year, which is generally the period prior to the grant date. Employee option awards which do not contain voluntary termination non-compete provisions are recognized as compensation expense on the grant date. If the award is performance based and contains substantive future service/vesting period, compensation expense is recognized over the performance period. Employee option awards which contain voluntary termination non-compete provisions (i.e. good leaver clause) are recognized as compensation expense over the performance year. Equity- and cash-settled awards are classified as liabilities. The employee share option awards are remeasured to fair value at each balance sheet date. However, for employee share options that UBS intends to settle in shares from conditional capital, there is no impact on the income statement and no liability is recognized. Upon exercise of employee options, cash received for payment of the strike price is credited against share capital and general statutory reserve.

Other compensation plans
Fixed and variable deferred cash compensation is recognized as compensation expense over the performance year. If the award is performance based and contains substantive future service/vesting period, compensation expense is recognized over the performance period.

Financial information

Changes in accounting policies, comparability and other adjustments

Equity participation plans

In 2008, UBS revised the measurement methodology for the liability under employee share option awards settled with treasury shares. The measurement of the liability was previously based on the higher of grant date fair value and intrinsic value of the underlying options, whereas following the revision, it is based on fair value. This change resulted in revenues of CHF 1.2 billion.
In 2006, UBS adopted the policy to decide at grant whether to use conditional capital or treasury shares to satisfy employee option delivery obligations in UBS shares. In 2008, UBS changed this policy to allow it to use treasury shares up to the number of treasury shares held, with the excess of employee option delivery obligations satisfied from conditional capital. As a result, UBS recognized an additional expense of CHF 298 million before tax in the income statement in 2008.

Post-employment benefits
In 2008, UBS concluded that it meets the requirements to recognize a defined benefit asset associated with its Swiss pension plan consistent with the consolidated financial statements. The change in accounting policy resulted in the following effects on the balance sheet and income statement for 31 December 2008: an increase of approximately CHF 2.1 billion in Other assets and a corresponding decrease in Personnel expenses.

Reclassification of trading securities
UBS decided at the end of October to reclassify securities from “trading balances in securities and precious metals” to “financial investments” with effect from 1 October 2008. The securities have been reclassified on the basis of their fair value on the reclassification date and are now accounted for on an amortized cost basis. An impairment charge of CHF 0.3 billion was recognized on the reclassified financial instruments. If the reclassification had not occurred, the impairment charge would not have been recognized but a trading loss of CHF 1.9 billion would have been recorded.

Financial information
UBS AG (Parent Bank)

Additional income statement information

Net trading income
	For the year ended		% change from
CHF million	31.12.08	31.12.07	31.12.07

Equities	3,930	7,867	(50)

Fixed income	(15,505)	(7,679)	(102)

Foreign exchange and other[1]	2,109	2,579	(18)

Total	(9,466)	2,767

1 Includes commodities trading income.

Extraordinary income and expenses

Extraordinary income includes a gain from the sale of the Bank of China investment of approximately CHF 360 million in 2008, whereas 2007 included a gain on the sale of UBS’s 20.7% stake in Julius Baer of CHF 3,180 million. Further, 2008 includes a release of provisions of CHF 72 million, a release on reserves on investments in subsidiaries of CHF 490 million and a writeup of investments in associated com-

panies of CHF 30 million (2007: CHF 409 million). Amounts in 2007 include a release on reserves on own properties of CHF 824 million and for lapsed employee options of CHF 165 million.

In 2008, extraordinary expenses include CHF 478 million related to an overstatement of trading income in 2007. Extraordinary expenses in 2007 were immaterial.

Financial information

Additional balance sheet information

Allowances and provisions
		Provisions		Recoveries,
		applied in		doubtful interest,		New
		accordance		currency	Provisions	provisions
	Balance at	with their		translation	released to	charged to	Balance at
CHF million	31.12.07	specified purpose	Reclassifications	differences	income	income	31.12.08

Default risks (credit and country risk)	1,036	(481)		3	(506)	1,504	1,556

Trading portfolio risks[1]	4,554					10,304	14,858

Litigation risks[2]	158	(457)	(47)	(3)	(33)	1,460	1,078

Operational risks	164	(203)		187	(280)	289	157

Retirement benefit plans	107	(2)		(49)	(14)	52	94

Deferred taxes	31			2		3	36

Other[3]	3,446	(2,672)		(68)	(244)	871	1,333

Total allowances and provisions	9,496	(3,815)	(47)	72	(1,077)	14,483	19,112

Allowances deducted from assets	5,526						16,388

Total provisions as per balance sheet	3,970						2,724

1 The increase was mainly in the area of Fixed Income, Currencies and Commodities (FICC) in the Investment Bank.  2 Includes the movements of provisions for auction rate securities (ARS): provisions have been assumed by UBS AG from a subsidiary of CHF 922 million (USD 865 million), new provisions of CHF 407 million have been expensed; the provisions have been partially applied, and the residual amount of CHF 968 million was reclassified to Negative replacement values. In addition a provision of CHF 917 million (USD 780 million) was made in connection with UBS’s US cross-border case. Refer to “Note 21 Provisions and litigations”).  3 The 31 December 2008 balance includes provisions for capitalization commitments of subsidiaries that have a capital deficit of approximately CHF 592 million and provisions were applied for the writeoff of investments in subsidiaries of CHF 2,629 million. In addition, provisions for reinstatement costs for leasehold improvements, provisions for employee benefits (service anniversaries and sabbatical leaves) are mainly included in this line.

Statement of shareholders’ equity
						Total
						shareholders'
		General statutory	General statutory			equity (before
		reserves:	reserves:	Reserves for own	Other	distribution
CHF million	Share capital	Share premium	Retained earnings	shares	reserves	of profit)

As of 31.12.06 and 1.1.07	211	6,280	2,015	9,114	27,288	44,908

Cancellation of own shares	(4)				(2,411)	(2,415)

Capital increase		23				23

Increase in reserves			457		(457)

Prior year dividend					(4,275)	(4,275)

Profit / (loss) for the period					(4,251)	(4,251)

Changes in reserves for own shares				327	(327)

As of 31.12.07 and 1.1.08	207	6,303	2,472	9,441	15,567	33,990

Cancellation of own shares

Capital increase[1]	86	15,911			(15)	15,982

Capital increase related to MCNs		16,223				16,223

Increase in reserves						0

Prior year dividend						0

Profit / (loss) for the period					(36,489)	(36,489)

Changes in reserves for own shares				(6,564)	6,564	0

Transfers[2]		(11,901)	(2,472)		14,373	0

As of 31.12.08	293	26,536	0	2,877	0	29,706

1 Includes stock dividend. 2 Subject to approval by the Annual General Meeting on 15 April 2009.

Financial information
UBS AG (Parent Bank)

Share capital
	Par value		Ranking for dividends
	No. of shares	Capital in CHF	No. of shares	Capital in CHF

As of 31.12.08

Issued and paid up	2,932,580,549	293,258,055	2,932,580,549	293,258,055

Conditional share capital	792,844,711	79,284,471

As of 31.12.07

Issued and paid up	2,073,547,344	207,354,734	2,073,547,344	207,354,734

Conditional share capital	150,138,634	15,013,863

On 31 December 2008, a maximum of 100,415 shares can be issued against the future exercise of options from former PaineWebber employee option plans. These shares are shown as conditional share capital in the UBS AG (Parent Bank) disclosure.

During 2006, shareholders approved the creation of conditional capital of up to a maximum of 150 million shares to fund UBS’s employee share option programs. In 2007, 5,704 shares had been issued under this program. The remaining conditional capital to fund UBS’s employee share option programs amounts to 149,994,296 shares.
On 27 February 2008 the extraordinary general meeting of shareholders approved the creation of a maximum of CHF 10,370,000 in authorized capital, allowing the distribution of a stock dividend. Additionally, on 23 April 2008, the Annual General Meeting of shareholders (AGM) approved a capital increase that resulted in the issuance of 760,295,181 fully paid registered shares. In addition, during 2008, shareholders approved the creation of conditional capital in a maximum amount of 642,750,000 shares for the two issuances of mandatory convertible notes (MCNs). For further information, refer to Note 26 to the financial statements.

Financial information

Off-balance sheet and other information

Assets pledged or assigned as security for own obligations and assets subject to reservation of title
	31.12.08		31.12.07		Change in %
CHF million	Book value	Effective liability	Book value	Effective liability	Book value	Effective liability

Money market paper	7,429	1,300	12,792	2,372	(42)	(45)

Mortgage loans	3,699	2,418	200	199

Securities	50,223	37,083	99,821	49,397	(50)	(25)

Other	8,149	0	8,628		(6)

Total	69,500	40,801	121,441	51,968	(43)	(21)

Financial assets are mainly pledged in securities borrowing and lending transactions, in repurchase and reverse repurchase transactions, under collateralized credit lines with central banks, against loans from mortgage institutions, in connection with derivative transactions and for security deposits relating to stock exchange and clearinghouse memberships.

Commitments and contingent liabilities
			% change from
CHF million	31.12.08	31.12.07	31.12.07

Contingent liabilities	286,451	223,105	28

Irrevocable commitments	68,660	104,784	(34)

Liabilities for calls on shares and other equities	145	145	0

Confirmed credits	2,079	2,630	(21)

UBS AG is jointly and severally liable for the value added tax (VAT) liability of Swiss subsidiaries that belong to its VAT group.

UBS has an obligation to deliver 100 million ordinary UBS shares, subject to anti dilution adjustments, in exchange for payment of the par value of these shares, if the SNB incurs a loss on its loan provided to the SNB StabFund upon termination of this fund. If UBS would be required to deliver those shares, UBS intends to settle this obligation using conditional capital (subject to shareholders’ approval).

Derivative instruments
	31.12.08			31.12.07
			Notional			Notional
			amount			amount
CHF million	PRV[1]	NRV[2]	CHF bn	PRV[1]	NRV[2]	CHF bn

Interest rate contracts	377,307	370,346	36,476	167,334	164,325	33,545

Credit derivative contracts	202,357	187,216	3,712	111,898	116,128	5,451

Foreign exchange contracts	222,178	229,656	6,005	99,494	99,613	7,725

Precious metal contracts	5,804	5,697	108	6,363	6,569	147

Equity / Index contracts	28,502	36,208	473	30,400	49,985	760

Commodities contracts, excluding precious metals contracts	27,055	25,387	160	21,181	21,251	484

Total derivative instruments	863,203	854,510	46,934	436,670	457,871	48,112

Replacement value netting	661,402	661,402		312,426	312,426

Replacement values after netting	201,801	193,108		124,244	145,445

1 PRV: Positive replacement value.  2 NRV: Negative replacement value.

Financial information
UBS AG (Parent Bank)

Fiduciary transactions
			% change from
CHF million	31.12.08	31.12.07	31.12.07

Deposits:

with other banks	36,452	46,074	(21)

with group banks	2,738	2,186	25

Total	39,190	48,260	(19)

Due to UBS pension plans
	For the year ended		% change from
CHF million	31.12.08	31.12.07	31.12.07

Due to UBS pension plans and UBS debt instruments held by pension plans	876	443	98

Securities borrowed from pension plans	0	9,379	(100)

Personnel

Parent Bank personnel was 40,998 on 31 December 2008 and 45,102 on 31 December 2007.

Significant shareholders

Chase Nominees Ltd., London, acting in its capacity as a nominee for other investors, was registered with 7.19% of all shares issued on 31 December 2008, compared with 7.99% at year-end 2007 and 8.81% at year-end 2006. DTC (Cede & Co.), New York, The Depository Trust Company,

a US securities clearing organization, was registered as a shareholder for a large number of beneficial owners with 9.89% of all shares issued on 31 December 2008 (14.15% on 31 December 2007).

Financial information

Corporate governance and compensation report

Compensation details and additional information for executive members of the BoD
CHF, except where indicated[a]
				Annual incentive	Discretionary		Contributions
	For the		Annual incentive	award (shares	award (options	Benefits	to retirement
Name, function[1]	year ended	Base salary	award (cash)	– fair value)[b]	– fair value)[c]	in kind[d]	benefits plans[e]	Total

Peter Kurer, Chairman	2008	1,333,333	0	0	0	58,267	174,047	1,565,647

	2007

Marcel Ospel, Chairman	2008	666,667	0	0	0	80,755	87,023	834,445

	2007	2,000,000	0	0	0	307,310	261,069	2,568,379

Stephan Haeringer,	2008	1,125,000	0	0	0	108,846	195,802	1,429,648

Executive Vice Chairman	2007	1,500,000	0	0	0	111,808	261,069	1,872,877

Marco Suter,	2008

Executive Vice Chairman	2007	1,125,000	0	0	0	70,820	155,252	1,351,072

1 2008: Peter Kurer was the only executive member in office on 31 December; Marcel Ospel did not stand for re-election in April 2008 and Stephan Haeringer stepped down during the year as a member of the BoD. Both their payments are pro-rata for the four respective nine-month periods served in their functions. 2007: Marco Suter stepped down during the year as a member of the BoD. His 2007 payment was pro-rata for the nine-month period served as Executive Vice Chairman.

Explanations of compensation details for executive members of the BoD and members of the GEB:
a.	Local currencies are converted into CHF using the exchange rates as detailed in “Note 39 Currency translation rates” in the financial statements of this report.
b.	Values per share at grant: CHF 36.15 / USD 33.55 for shares granted in 2008 related to the performance year 2007. CHF prices are the average price of UBS shares at SWX Europe over the last 10 trading days of February, and USD prices are the average price of UBS shares at the NYSE over the last 10 trading days of February in the year in which they are granted.
c.	No options were granted in 2009 for the performance year 2008.
d.	Benefits in kind – car leasing, company car allowance, staff discount on banking products and services, health and welfare benefits and general expense allowances – are all valued at market price.
e.	Swiss senior executives participate in the same pension plan as all other employees. Under this plan, employees receive a company contribution to the plan which covers compensation up to CHF 820,800. The retirement benefits consist of a pension, a bridging pension and a one-off payout of accumulated capital. Employees must also contribute to the plan. This figure excludes the mandatory employer’s social security contributions (AHV, ALV) but includes the portion attributed to the employer’s portion of the legal BVG requirement. The employee contribution is included in the base salary and annual incentive award components.
In both the US and the UK, senior executives participate in the same plans as all other employees. In the US there are two different plans, one of which operates on a cash balance basis, which entitles the participant to receive a company contribution based on compensation limited to USD 250,000. This plan is no longer available to new hires. US senior executives may also participate in the UBS 401K-defined contribution plan (open to all employees), which provides a company matching contribution for employee contributions. In the UK, senior executives participate in either the principal pension plan, which is limited to an earnings cap of GBP 100,000, or a grandfathered defined benefit plan which provides a pension on retirement based on career average base salary (uncapped).

Financial information
UBS AG (Parent Bank)

Remuneration details and additional information for independent members of the BoD
CHF, except where indicated[a]
							For the
		HR &	Governance &	Corporate			period							Share
	Audit	compensation	nominating	responsibility	Risk	Strategy	AGM to		Committee	Benefits	Additional			percent-	Number of
Name, function[1]	committee	committee	committee	committee	committee	committee	AGM	Base fee	retainer(s)	in kind	payments		Total	age[3]	shares [4,5]

Ernesto Bertarelli,		M	M				2008/2009	325,000	200,000	0	0		525,000	100	51,596

member			M				2007/2008	325,000	150,000	0	0		475,000	100	14,677

Sally Bott,		M		M			2008/2009	162,500	75,000	0	0		237,500	50	12,280

member[2]							2007/2008

Rainer-Marc Frey,					M	M	2008/2009	162,500	150,000	0	0		312,500	50	16,158

member[2]							2007/2008

Bruno Gehrig,	M						2008/2009	162,500	100,000	0	0		262,500	50	13,572

member[2]							2007/2008

Gabrielle Kaufmann-			C	M			2008/2009	325,000	250,000	0	0		575,000	50	29,731

Kohler, member			M	M			2007/2008	325,000	250,000	0	0		575,000	50	9,349

Sergio Marchionne,			M			M	2008/2009	325,000	200,000	0	250,000	[6]	775,000	100	76,228

senior independent director, vice chairman		M					2007/2008	325,000	200,000	0	0		525,000	100	16,226

Rolf A. Meyer,	M	M					2008/2009	162,500	150,000	0	0		312,500	50	16,158

member[2]	M	C					2007/2008	325,000	650,000	0	0		975,000	50	15,853

Helmut Panke,		M			M		2008/2009	325,000	300,000	0	0		625,000	50	32,316

member			C				2007/2008	325,000	250,000	0	0		575,000	50	9,349

William G. Parrett,	M						2008/2009	162,500	100,000	0	0		262,500	50	13,572

member[2]							2007/2008

David Sidwell,				M	C		2008/2009	325,000	450,000	0	0		775,000	50	40,072

member							2007/2008

Peter Spuhler,							2008/2009	162,500	0	0	0		162,500	100	15,945

member[2]		M					2007/2008	325,000	200,000	0	0		525,000	100	16,226

Peter R. Voser,	C					M	2008/2009	325,000	400,000	0	0		725,000	50	37,487

member	M						2007/2008	325,000	300,000	0	0		625,000	50	10,162

Lawrence A. Weinbach,	M						2008/2009	162,500	100,000	0	0		262,500	50	13,572

member[2]	C						2007/2008	325,000	600,000	0	0		925,000	50	15,040

Joerg Wolle,		C	M				2008/2009	325,000	300,000	0	0		625,000	50	32,316

member			M				2007/2008	325,000	150,000	0	0		475,000	100	14,677

Total 2008													6,437,500

Total 2007													5,675,000

Legend: C = Chairman of the respective committee; M = Member of the respective committee
1 There were 11 independent BoD members in office on 31 December 2008. David Sidwell was appointed at the AGM on 23 April 2008 and Rolf A. Meyer, Peter Spuhler and Lawrence A. Weinbach stepped down from the BoD at the EGM on 2 October 2008. Sally Bott, Rainer-Marc Frey, Bruno Gehrig and Bill G. Parrett were appointed at the EGM on 2 October 2008.  2 Remunerations is for six months only, as such members either stepped down or were appointed on 2 October 2008.  3 Fees are paid 50% in cash and 50% in restricted UBS shares. However, independent BoD members can elect to have 100% of their remuneration paid in restricted UBS shares.  4 For 2008, shares valued at CHF 11.38 (average price of UBS shares at SWX Europe over the last 10 trading days of February 2009), attributed with a price discount of 15%, discount price CHF 9.67. The shares are blocked for four years. For 2007, shares valued at CHF 36.15 (average price of UBS shares at SWX Europe over the last 10 trading days of February 2008), attributed with a price discount of 15%, discount price CHF 30.75. The shares are blocked for four years.  5 Number of shares is reduced in case of the 100% election to deduct social security contribution. All remuneration payments are submitted to social security contribution/taxes at source.  6 This payment is associated with the newly created function of a senior independent director.

In addition, one-off cash payments were made to the chair of the risk committee (CHF 500,000), the governance and nominating committee (CHF 300,000) and the human resources and compensation committee (CHF 200,000). These payments reflect the substantial workload of setting up the new risk committee, and expanding the mandate of the governance and nominating committee and the human resources and compensation committee.

Financial information

Total payments to all members of the BoD
	For the
CHF, except where indicated[a]	year ended	Total

Aggregate of all members of the BoD	2008	10,267,240

Aggregate of all members of the BoD	2007	11,467,328

Total compensation for all members of the GEB
CHF, except where indicated[a]
				Annual
				incentive	Discretionary		Contributions
			Annual	award	award		to retirement
	For the		incentive	(shares;	(options;	Benefits	benefits
Name, function	year ended	Base salary	award (cash)	fair value)[b]	fair value)[c]	in kind[d]	plans[e]	Total

Marcel Rohner, Group Chief Executive Officer (highest-paid)	2008	1,500,000	0	0	0	161,768	152,934	1,814,702

Rory Tapner, Chairman & CEO Asia Pacific (highest-paid)	2007	1,291,960	4,501,900	4,501,904	0	10,256	900	10,306,920

Aggregate of all members of the GEB who were in office on 31 December 2008[1]	2008	7,815,943	0	0	0	457,652	817,315	9,090,911

Aggregate of all members of the GEB who were in office on 31 December 2007[1]	2007	6,995,885	15,305,667	15,305,708	0	532,706	912,974	39,052,939

Aggregate of all members of the GEB who stepped down during 2008[2]	2008	1,614,871	0	0	0	234,838	258,423	2,108,132

Aggregate of all members of the GEB who stepped down during 2007[2]	2007	2,511,947	23,042,376	6,750,036	0	406,567	275,635	32,986,561

1 Number and distribution to senior executives: 2008: 12 GEB members in office on 31 December. 2007: eight GEB members in office on 31 December.  2 Number and distribution of senior executives: 2008: includes four months in office as a GEB member for Peter Kurer, eight months in office for Marco Suter and 10 months for Joe Scoby. 2007: includes nine months in office for Huw Jenkins and Clive Standish and six months for Peter Wuffli.

Financial information
UBS AG (Parent Bank)

Share and option ownership of members of the BoD at 31 December 2007/2008
	For the	Number of	Voting rights	Number of	Potentially conferred	Type and quantity
Name, function[1]	year ended	shares held	in %	options held	voting rights in %[2]	options[3]

Peter Kurer, Chairman	2008	416,088	0.025	372,995	0.022	xxx:	85 256
						xxxv:	95 913
						xli:	95 913
						xlv:	95 913

	2007	292,762	0.026	350,000	0.031	xxx:	80 000
						xxxv:	90 000
						xli:	90 000
						xlv:	90 000

Sergio Marchionne,	2008	87,926	0.005	0	0.000

senior independent director, vice chairman	2007	45,800	0.004	0	0.000

Ernesto Bertarelli, member	2008	89,434	0.005	0	0.000

	2007	48,411	0.004	0	0.000

Sally Bott, member	2008	1	0.000	0	0.000

	2007

Rainer-Marc Frey, member	2008	0	0.000	0	0.000

	2007

Bruno Gehrig, member	2008	3,000	0.000	0	0.000

	2007

Gabrielle Kaufmann-Kohler, member	2008	18,713	0.001	0	0.000

	2007	3,303	0.000	0	0.000

Helmut Panke, member	2008	31,971	0.002	0	0.000

	2007	13,206	0.001	0	0.000

William G. Parrett, member	2008	4,000	0.000	0	0.000

	2007

David Sidwell, member	2008	1	0.000	0	0.000

	2007

Peter R. Voser, member	2008	30,823	0.002	0	0.000

	2007	11,580	0.001	0	0.000

Joerg Wolle, member	2008	41,509	0.002	0	0.000

	2007	7,709	0.001	0	0.000

1 This table includes vested, unvested, blocked and unblocked shares and options held by members of the BoD including related parties.  2 No conversion rights are outstanding.  3 Refer to “Note 31 Equity participation and other compensation plans” in the financial statements of this report for more information.

Financial information

Compensation paid to former members of the BoD and GEB[1]
CHF, except where indicated[a]
	For the		Benefits in
Name, function	year ended	Compensation	kind	Total

Georges Blum, former member of the BoD	2008		101,579	101,579

(Swiss Bank Corporation)	2007		90,803	90,803

Franz Galliker, former member of the BoD	2008		69,596	69,596

(Swiss Bank Corporation)	2007		62,174	62,174

Walter G. Frehner, former member of the BoD	2008		74,663	74,663

(Swiss Bank Corporation)	2007		73,061	73,061

Hans (Liliane) Strasser, former member of the BoD	2008		32,673	32,673

(Swiss Bank Corporation)	2007		42,311	42,311

Robert Studer, former member of the BoD	2008		126,208	126,208

(Union Bank of Switzerland)	2007		260,162	260,162

Alberto Togni, former member of the BoD	2008	318,461	427,949	746,410

(UBS)	2007	318,401	502,478	820,879

Philippe de Weck, former member of the BoD	2008		109,703	109,703

(Union Bank of Switzerland)	2007		129,701	129,701

Aggregate of all former members of the GEB[2]	2008	0	171,180	171,180

	2007	0	257,791	257,791

Aggregate of all former members of the BoD and GEB	2008	318,461	1,113,551	1,432,012

	2007	318,401	1,418,481	1,736,882

1 Compensation or remuneration that is connected with the former members’ activity on the BoD or GEB, or that is not at market conditions.  2 Includes two former GEB members.

Financial information
UBS AG (Parent Bank)

Share and option ownership of members of the GEB at 31 December 2007/2008
	For the	Number of	Voting rights	Number of	Potentially conferred	Type and quantity
Name, function[1]	year ended	shares held	in %	options held	voting rights in %[2]	of options[3]

Marcel Rohner,	2008	711,366	0.042	1,055,043	0.063	xxv:	31,971
Group Chief Executive Officer						xxx:	213,140
						xxxv:	277,082
						xli:	319,710
						xlv:	213,140

	2007	501,846	0.044	990,000	0.088	xxv:	30,000
						xxx:	200,000
						xxxv:	260,000
						xli:	300,000
						xlv:	200,000

John Cryan,	2008	235,929	0.014	382,673	0.023	v:	21,362
Group Chief Financial Officer						vi:	20,731
						vii:	20,725
						xii:	5,454
						xiii:	5,294
						xiv:	5,292
						xvii:	23,626
						xviii:	23,620
						xix:	23,612
						xxi:	5,526
						xxii:	5,524
						xxiii:	5,524
						xxvii:	17,072
						xxviii:	17,068
						xxix:	17,063
						xxxii:	14,210
						xxxiii:	14,210
						xxxiv:	14,207
						xxxviii:	5,330
						xxxix:	5,328
						xl:	5,326
						xlii:	17,762
						xliii:	17,762
						xliv:	17,760
						xlvi:	53,285

	2007

Markus U. Diethelm,	2008	112,245	0.007	0	0.000		0

Group General Counsel	2007

John A. Fraser,	2008	583,812	0.035	1,144,808	0.068	i:	56,013
Chairman and CEO						viii:	76,380
Global Asset Management						xv:	127,884
						xx:	127,884
						xxxi:	170,512
						xxxvi:	202,483
						xli:	213,140
						xlv:	170,512

	2007	461,764	0.041	1,074,232	0.095	i:	52,560
						viii:	71,672
						xv:	120,000
						xx:	120,000
						xxxi:	160,000
						xxxvi:	190,000
						xli:	200,000
						xlv:	160,000

Marten Hoekstra,	2008	245,397	0.015	684,168	0.041	ii:	8,679
Deputy CEO Global Wealth						iii:	8,421
Management & Business Banking						iv:	8,421
and Head Wealth Management US						ix:	8,823
						x:	12,825
						xi:	8,561
						xxvi:	42,628
						xxxi:	53,285
						xxxvi:	53,285
						xli:	85,256
						xlv:	154,931
						xlvii:	239,053

	2007

Jerker Johansson,	2008	521,544	0.031	753,410	0.045	xlviii:	745,990
Chairman and CEO Investment Bank						xlix:	7,420

	2007

1 This table includes vested and unvested shares and options held by members of the GEB including related parties.  2 No conversion rights are outstanding.  3 Refer to “Note 31 Equity participation and other compensation plans” in the financial statements of this report for more information.

Financial information

Share and option ownership of members of the GEB on 31 December 2007/2008 (continued)
	For the	Number of	Voting rights	Number of	Potentially conferred	Type and quantity
Name, function[1]	year ended	shares held	in %	options held	voting rights in %[2]	of options[3]

Philip J. Lofts,	2008	186,434	0.011	577,723	0.034	v:	11,445
Group Chief Risk Officer						vi:	11,104
						vii:	11,098
						xii:	1,240
						xiii:	5,464
						xiv:	1,199
						xvii:	9,985
						xviii:	9,980
						xix:	9,974
						xxi:	1,833
						xxii:	1,830
						xxiii:	1,830
						xxvii:	35,524
						xxviii:	35,524
						xxix:	35,521
						xxxv:	117,090
						xli:	117,227
						xlv:	85,256
						xlvii:	74,599

	2007

Walter Stuerzinger,	2008	296,886	0.018	372,995	0.022	xvi:	31,971
Chief Operating Officer,						xxx:	63,942
Corporate Center						xxxv:	85,256
						xli:	95,913
						xlv:	95,913

	2007	209,442	0.019	350,000	0.031	xvi:	30,000
						xxx:	60,000
						xxxv:	80,000
						xli:	90,000
						xlv:	90,000

Rory Tapner,	2008	827,809	0.049	1,379,533	0.082	vii:	281,862
Chairman and CEO Asia Pacific						xv:	213,140
						xxiv:	213,140
						xxx:	170,512
						xxxv:	159,855
						xli:	170,512
						xlv:	170,512

	2007	514,365	0.046	1,294,486	0.115	vii:	264,486
						xv:	200,000
						xxiv:	200,000
						xxx:	160,000
						xxxv:	150,000
						xli:	160,000
						xlv:	160,000

Raoul Weil,	2008	315,698	0.019	432,409	0.026	xv:	53,285
Chairman and CEO Global Wealth						xxxv:	102,281
Management & Business Banking,						xli:	127,884
relinquished his duties on						xlv:	148,959

an interim basis	2007	212,934	0.019	405,752	0.036	xv:	50,000
						xxxv:	95,976
						xli:	120,000
						xlv:	139,776

Alexander Wilmot-Sitwell,	2008	304,655	0.018	353,807	0.021	xxxiv:	53,282
Chairman and CEO, UBS Group EMEA						xxxvii:	2,130
and Joint Global Head IB Department						xxxviii:	35,524
						xxxix:	35,524
						xl:	35,521
						xlv:	106,570
						xlvii:	85,256

	2007

Robert Wolf,	2008	827,307	0.049	948,473	0.056	xx:	287,739
Chairman and CEO, UBS Group						xxxi:	213,140
Americas / President Investment Bank						xxxvi:	127,884
						xli:	106,570
						xlv:	106,570
						xlvii:	106,570

	2007

1 This table includes vested and unvested shares and options held by members of the GEB including related parties.  2 No conversion rights are outstanding.  3 Refer to “Note 31 Equity participation and other compensation plans” in the financial statements of this report for more information.

Financial information
UBS AG (Parent Bank)

Vested and unvested options held by independent members of the BoD and by members of the GEB on 31 December 2007 / 2008
Type	Number of options	Year of grant	Vesting date	Expiry date	Subscription ratio	Strike price

i	56,013	2001	20.02.2004	20.02.2009	1:1	CHF 46.92

ii	8,679	2002	31.01.2002	31.07.2012	1:1	USD 21.24

iii	8,421	2002	31.01.2004	31.07.2012	1:1	USD 21.24

iv	8,421	2002	31.01.2005	31.07.2012	1:1	USD 21.24

v	32,807	2002	31.01.2003	31.01.2012	1:1	CHF 36.49

vi	31,835	2002	31.01.2004	31.01.2012	1:1	CHF 36.49

vii	313,685	2002	31.01.2005	31.01.2012	1:1	CHF 36.49

viii	76,380	2002	31.01.2005	31.01.2012	1:1	USD 21.24

ix	8,823	2002	28.02.2002	28.08.2012	1:1	USD 21.70

x	12,825	2002	29.02.2004	28.08.2012	1:1	USD 21.70

xi	8,561	2002	28.02.2005	28.08.2012	1:1	USD 21.70

xii	6,694	2002	28.02.2003	28.02.2012	1:1	CHF 36.65

xiii	10,758	2002	28.02.2004	28.02.2012	1:1	CHF 36.65

xiv	6,491	2002	28.02.2005	28.02.2012	1:1	CHF 36.65

xv	394,309	2002	28.06.2005	28.06.2012	1:1	CHF 37.90

xvi	31,971	2002	28.06.2005	28.12.2012	1:1	CHF 37.90

xvii	33,611	2003	01.03.2004	31.01.2013	1:1	CHF 27.81

xviii	33,600	2003	01.03.2005	31.01.2013	1:1	CHF 27.81

xix	33,586	2003	01.03.2006	31.01.2013	1:1	CHF 27.81

xx	415,623	2003	31.01.2006	31.01.2013	1:1	USD 22.53

xxi	7,359	2003	01.03.2004	28.02.2013	1:1	CHF 26.39

xxii	7,354	2003	01.03.2005	28.02.2013	1:1	CHF 26.39

xxiii	7,354	2003	01.03.2006	28.02.2013	1:1	CHF 26.39

xxiv	213,140	2003	31.01.2006	31.01.2013	1:1	CHF 30.50

xxv	31,971	2003	31.01.2006	31.07.2013	1:1	CHF 30.50

xxvi	42,628	2003	31.01.2006	31.07.2013	1:1	USD 22.53

xxvii	52,596	2004	01.03.2005	27.02.2014	1:1	CHF 44.32

xxviii	52,592	2004	01.03.2006	27.02.2014	1:1	CHF 44.32

xxix	52,584	2004	01.03.2007	27.02.2014	1:1	CHF 44.32

xxx	532,850	2004	28.02.2007	27.02.2014	1:1	CHF 48.69

xxxi	436,937	2004	01.03.2007	27.02.2014	1:1	USD 38.13

xxxii	14,210	2005	01.03.2006	28.02.2015	1:1	CHF 47.58

xxxiii	14,210	2005	01.03.2007	28.02.2015	1:1	CHF 47.58

xxxiv	67,489	2005	01.03.2008	28.02.2015	1:1	CHF 47.58

xxxv	837,477	2005	01.03.2008	28.02.2015	1:1	CHF 52.32

xxxvi	383,652	2005	01.03.2008	28.02.2015	1:1	USD 44.81

xxxvii	2,130	2005	04.03.2007	04.03.2015	1:1	CHF 47.89

xxxviii	40,854	2006	01.03.2007	28.02.2016	1:1	CHF 65.97

xxxix	40,852	2006	01.03.2008	28.02.2016	1:1	CHF 65.97

xl	40,847	2006	01.03.2009	28.02.2016	1:1	CHF 65.97

xli	1,332,125	2006	01.03.2009	28.02.2016	1:1	CHF 72.57

xlii	17,762	2007	01.03.2008	28.02.2017	1:1	CHF 67.00

xliii	17,762	2007	01.03.2009	28.02.2017	1:1	CHF 67.00

xliv	17,760	2007	01.03.2010	28.02.2017	1:1	CHF 67.00

xlv	1,348,276	2007	01.03.2010	28.02.2017	1:1	CHF 73.67

xlvi	53,285	2008	01.03.2011	28.02.2018	1:1	CHF 32.45

xlvii	505,478	2008	01.03.2011	28.03.2018	1:1	CHF 35.66

xlviii	745,990	2008	01.03.2011	07.04.2018	1:1	CHF 36.46

xlix	7,420	2008	01.03.2011	06.06.2018	1:1	CHF 28.10

Financial information

Loans granted to members of the BoD at 31 December 2007/2008
CHF, except where indicated [a]
	For the		Other loans
Name, function[1]	year ended	Secured loans	granted	Total

Peter Kurer, Chairman[2]	2008	1,261,000	0	1,261,000

	2007

Sergio Marchionne, Senior Independent Director, Vice Chairman	2008	0	0	0

	2007	0	0	0

Ernesto Bertarelli, member	2008	0	0	0

	2007	0	0	0

Sally Bott, member	2008	0	0	0

	2007

Rainer-Marc Frey, member	2008	0	0	0

	2007

Bruno Gehrig, member[2]	2008	798,000	0	798,000

	2007

Gabrielle Kaufmann-Kohler, member	2008	0	0	0

	2007	0	0	0

Helmut Panke, member	2008	0	0	0

	2007	0	0	0

William G. Parrett, member[2]	2008	1,167,659	0	1,167,659

	2007

David Sidwell, member	2008	0	0	0

	2007

Peter R. Voser, member	2008	0	0	0

	2007	0	0	0

Joerg Wolle, member	2008	0	0	0

	2007	0	0	0

Aggregate of all members of the BoD		3,226,659	0	3,226,659

1 No loans have been granted to related parties of the members of the BoD at conditions not customary in the market.  2 Secured loans granted prior to their election to the BoD.

Loans granted to members of the GEB at 31 December 2007/2008
CHF, except where indicated [a]
	For the		Other loans
Name, function[1]	year ended	Secured loans	granted[2]	Total

Markus U. Diethelm, Group General Counsel	2008	3,900,000	0	3,900,000

Joe Scoby, Group Chief Risk Officer [3]	2007	0	3,145,796	3,145,796

Aggregate of all members of the GEB[4]	2008	7,740,562	0	7,740,562

Aggregate of all members of the GEB	2007	3,487,000	3,145,796	6,632,796

1 No loans have been granted to related parties of the members of the GEB at conditions not customary in the market.  2 Guarantees.  3 Joe Scoby stepped down as Group Chief Risk Officer on 4 November 2008.  4 Including those members of the GEB who stepped down during 2008.

Financial information
UBS AG (Parent Bank)

Ernst & Young Ltd
Aeschengraben 9
CH-4051 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS AG, Zurich and Basel

Basel, 5 March 2009

Report of the Statutory Auditor on the Financial Statements

As statutory auditor, we have audited the financial statements which comprise the balance sheet, income statement and notes on pages 371 to 389 of UBS AG for the year ended 31 December 2008.

Board of Directors' responsibility

The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Member of the Swiss Institute of Certified Accountants and Tax Consultants

Financial information

ERNST & YOUNG

2

Opinion
In our opinion, the financial statements for the year ended 31 December 2008 comply with Swiss law and the company's articles of association.

Report on other legal requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (Art. 728 Code of Obligations (CO) and Art. 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements in accordance with the instructions of the Board of Directors.

We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Andrew McIntyre
Licensed audit expert
(Auditor in charge)

Dr. Andreas Blumer
Licensed audit expert

Financial information
UBS AG (Parent Bank)

BDO
BDO Visura
Financial Services

8031 Zurich, Fabrikstrasse 50
Tel. +41 44 444 37 21, Fax +41 44 444 37 84
www.bdo.ch

To the Board of Directors of
UBS AG, Zurich and Basel

Confirmation of the auditors concerning conditional capital increase

As special auditors of UBS AG, we have audited the issue of new shares and the preconditions for the adjustment of the provisions regarding the conditional capital increase in the articles of association, both related to

- employee stock option plans of Paine Webber Group Inc., New York, according to article 4a paragraph 1 of the articles of association based on the resolution of the annual general meeting of 7 September 2000, and
- employee stock option plans of UBS AG, according to article 4a paragraph 2 of the articles of association based on the resolution of the annual general meeting of 19 April 2006;

in the period from 1 January 2008 to 31 December 2008 in accordance with the provisions of Swiss law. In addition we have audited the expiration of options relating to the employee stock option plan of Paine Webber Group Inc., New York.

The issue of new shares in accordance with the provisions of the company's articles of association is the responsibility of the board of directors. Our responsibility is to express an opinion on whether the issue of new shares is in accordance with the provisions of Swiss law and the company's articles of association. In addition, the provision of evidence that the option rights have expired is also the responsibility of the board of directors. Our responsibility is to express an opinion on the accuracy of this statement, based on our audit. We confirm that we meet the legal requirements on licensing and independence.

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

In our opinion

- the issue of 39'270 new registered shares of a nominal value of CHF 0.10 per share relating to the employee stock option plans of Paine Webber Group Inc., New York, according to article 4a paragraph 1 of the articles of association, was in accordance with the provisions of Swiss law and the company's articles of association. In addition, in the reporting period option rights relating to 4'653 registered shares of a nominal value of CHF 0.10 per share have expired;
- no new registered shares were issued in the reporting period relating to the employee stock option plans of UBS AG, according to article 4a paragraph 2 of the articles of association.

Zurich, 23 January 2009

BDO Visura

Werner Schiesser
dipl. Wirtschaftsprüfer

Markus Eugster
dipl. Wirtschaftsprüfer

Member of the Swiss Institute of Certified
Accountants and Tax Consultants

Financial information

Additional disclosure required
under SEC regulations

A – Introduction

The following pages contain additional disclosures about UBS Group which are required under SEC regulations.

UBS’s consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are denominated in Swiss francs (CHF), the reporting currency of the Group.

Financial information
Additional disclosure required under SEC regulations

B – Selected financial data

The tables below set forth, for the periods and dates indicated, information concerning the noon buying rate for the Swiss franc, expressed in United States dollars, or USD, per one Swiss franc. The noon buying rate is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

On 27 February 2009 the noon buying rate was 0.8568 USD per 1 CHF.

			Average rate[1]
Year ended 31 December	High	Low	(USD per 1 CHF)	At period end

2004	0.8843	0.7601	0.8059	0.8712

2005	0.8721	0.7544	0.8039	0.7606

2006	0.8396	0.7575	0.8034	0.8200

2007	0.9087	0.7978	0.8381	0.8827

2008	1.0142	0.8171	0.9298	0.9369

Month	High	Low

September 2008	0.9248	0.8776

October 2008	0.8921	0.8570

November 2008	0.8616	0.8172

December 2008	0.9602	0.8171

January 2009	0.9359	0.8599

February 2009	0.8757	0.8465

1 The average of the noon buying rates on the last business day of each full month during the relevant period.

Financial information

Key figures
	For the year ended
CHF million, except where indicated	31.12.08	31.12.07		31.12.06		31.12.05		31.12.04

Balance sheet data

Total assets	2,015,098	2,274,891		2,348,733		2,001,099		1,703,647

Equity attributable to UBS shareholders	32,800	36,875		51,037		45,633		35,161

Average equity to average assets (%)	1.5	1.8		2.0		1.9		1.9

Market capitalization	43,519	108,654		154,222		131,949		103,638

Shares

Registered ordinary shares	2,932,580,549	2,073,547,344		2,105,273,286		2,177,265,044		2,253,716,354

Treasury shares	61,903,121	158,105,524		164,475,699		208,519,748		249,326,620

BIS capital ratios

Tier 1 (%)	11.0	9.1	[1]	12.2	[1]	13.3	[1]	12.3	[1]

Total BIS (%)	15.1	12.2	[1]	15.0	[1]	14.5	[1]	14.1	[1]

Risk-weighted assets	302,273	374,421	[1]	344,015	[1]	312,532	[1]	266,955	[1]

Invested assets (CHF billion)	2,174	3,189		2,989		2,652		2,217

Personnel (full-time equivalents)

Switzerland	26,406	27,884		27,022		26,029		25,990

United Kingdom	7,071	8,813		8,243		7,135		7,180

Rest of Europe	4,817	4,776		4,338		3,759		3,461

Middle East / Africa	145	139		102		112		107

United States	27,362	29,921		29,076		25,999		25,180

Rest of Americas	1,984	2,054		1,743		1,137		1,051

Asia Pacific	9,998	9,973		7,616		5,398		4,438

Total	77,783	83,560		78,140		69,569		67,407

Long-term ratings[2]

Fitch, London	A+	AA		AA+		AA+		AA+

Moody’s, New York	Aa2	Aaa		Aa2		Aa2		Aa2

Standard & Poor’s, New York	A+	AA		AA+		AA+		AA+

  1 The calculation prior to 2008 is based on the Basel I approach.   2 Refer to the “Credit risk” section of this report for information about the nature of these ratings.

Financial information
Additional disclosure required under SEC regulations

Income statement data
	For the year ended
CHF million, except where indicated	31.12.08	31.12.07	31.12.06	31.12.05	31.12.04

Interest income	65,890	109,112	87,401	59,286	39,228

Interest expense	(59,687)	(103,775)	(80,880)	(49,758)	(27,484)

Net interest income	6,203	5,337	6,521	9,528	11,744

Credit loss (expense)/recovery	(2,996)	(238)	156	375	241

Net interest income after credit loss (expense)/recovery	3,207	5,099	6,677	9,903	11,985

Net fee and commission income	22,929	30,634	25,456	21,184	18,310

Net trading income	(25,818)	(8,353)	13,743	8,248	5,098

Other income	884	4,341	1,608	1,135	875

Total operating income	1,201	31,721	47,484	40,470	36,268

Total operating expenses	28,555	35,463	33,365	28,533	26,840

Operating profit from continuing operations before tax	(27,353)	(3,742)	14,119	11,937	9,428

Tax expense	(6,837)	1,369	2,998	2,270	2,073

Net profit from continuing operations	(20,517)	(5,111)	11,121	9,667	7,355

Net profit from discontinued operations	198	403	899	4,526	629

Net profit	(20,319)	(4,708)	12,020	14,193	7,984

Net profit attributable to minority interests	568	539	493	661	454

Net profit attributable to UBS shareholders	(20,887)	(5,247)	11,527	13,532	7,530

Cost/income ratio (%)[1]	680.4	111.0	70.5	71.2	74.5

Per share data (CHF)

Basic earnings per share[2]	(7.54)	(2.42)	5.19	5.98	3.25

Diluted earnings per share[2]	(7.55)	(2.43)	4.99	5.74	3.10

Operating profit before tax per share	(9.88)	(1.73)	6.36	5.27	4.07

Cash dividends declared per share (CHF)[3,4]	N/A	N/A	2.20	1.60	1.50

Cash dividend declared per share (USD)[3,4]	N/A	N/A	1.83	1.26	1.27

Dividend payout ratio (%)[3,4]	N/A	N/A	42.4	26.8	46.2

Rates of return (%)

Return on equity attributable to UBS shareholders[5]	(57.5)	(10.9)	25.7	36.7	23.1

Return on average equity	(59.3)	(10.6)	24.0	34.4	21.3

Return on average assets	(0.9)	(0.2)	0.5	0.7	0.4

1 Operating expenses/operating income before credit loss expense.  2 For EPS calculation, refer to Note 8 in the Financial Statements.  3 Additionally, in July 2006, a par value reduction of CHF 0.30 (USD 0.24) per share was distributed. Dividends are normally declared and paid in the year subsequent to the reporting period.  4 For the business year 2007 a stock dividend was distributed for which 98,698,754 new shares were issued on 19 May 2008 to UBS shareholders with an exchange ratio of 20:1.  5 Net profit attributable to UBS shareholders/average equity attributable to UBS shareholders less distributions.

Financial information

Balance sheet data
	For the year ended
CHF million	31.12.08	31.12.07	31.12.06	31.12.05	31.12.04

Assets

Total assets	2,015,098	2,274,891	2,348,733	2,001,099	1,703,647

Due from banks	64,451	60,907	50,426	33,644	35,419

Cash collateral on securities borrowed	122,897	207,063	351,590	288,435	210,606

Reverse repurchase agreements	224,648	376,928	405,834	404,432	357,164

Trading portfolio assets	271,838	660,182	648,346	499,297	389,487

Trading portfolio assets pledged as collateral	40,216	114,190	230,168	154,759	159,115

Positive replacement values	854,100	428,217	292,975	273,889	248,664

Loans	340,308	335,864	297,842	279,910	241,803

Liabilities

Due to banks	125,628	145,762	203,689	124,328	120,026

Cash collateral on securities lent	14,063	31,621	63,088	59,938	51,301

Repurchase agreements	102,561	305,887	545,480	478,508	422,587

Trading portfolio liabilities	62,431	164,788	204,773	188,631	171,033

Negative replacement values	851,803	443,539	297,063	277,770	267,799

Financial liabilities designated at fair value	101,546	191,853	145,687	117,401	65,756

Due to customers	474,774	641,892	555,886	466,907	386,320

Debt issued	197,254	222,077	190,143	160,710	117,856

Equity attributable to UBS shareholders	32,800	36,875	51,037	45,633	35,161

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

For the year ended
31.12.08	31.12.07	31.12.06	31.12.05	31.12.04

0.54	0.96	1.17	1.23	1.32

Financial information
Additional disclosure required under SEC regulations

C – Information on the company

Property, plant and equipment

At 31 December 2008, UBS operated about 1,166 business and banking locations worldwide, of which about 36% were in Switzerland, 47% in the Americas, 12% in the rest of Europe, Middle East and Africa and 4% in Asia-Pacific. 36% of the business and banking locations in Switzerland were owned directly by UBS, with the remainder, along with most of UBS’s offices outside Switzerland, being held under commercial leases.

These premises are subject to continuous maintenance and upgrading and are considered suitable and adequate for current and anticipated operations.

Financial information

D – Information required by industry guide 3

Selected statistical information

The tables below set forth selected statistical information regarding the Group’s banking operations extracted from the Financial Statements. Unless otherwise indicated, average balances for the years ended 31 December 2008, 31 December 2007 and 31 December 2006 are calculated from monthly data. The distinction between domestic and foreign is generally based on the booking location. For loans, this method is not significantly different from an analysis based on the domicile of the borrower.

Average balances and interest rates

The following table sets forth average interest-earning assets and average interest-bearing liabilities, along with the average rates, for the years ended 31 December 2008, 2007 and 2006.

	31.12.08			31.12.07			31.12.06
	Average		Average	Average		Average	Average		Average
CHF million, except where indicated	balance	Interest	rate (%)	balance	Interest	rate (%)	balance	Interest	rate (%)

Assets

Due from banks

Domestic	7,243	421	5.8	11,784	664	5.6	10,800	587	5.4

Foreign	58,287	1,559	2.7	46,049	2,344	5.1	29,814	1,490	5.0

Cash collateral on securities borrowed and reverse repurchase agreements

Domestic	31,642	1,208	3.8	31,473	1,693	5.4	27,147	1,333	4.9

Foreign	669,010	21,313	3.2	977,302	46,581	4.8	926,575	38,393	4.1

Trading portfolio assets

Domestic	15,104	520	3.4	11,866	696	5.9	17,976	651	3.6

Foreign taxable	522,804	21,494	4.1	861,923	38,206	4.4	707,432	31,433	4.4

Foreign non-taxable	8,070	383	4.7	5,754	199	3.5	4,438	127	2.9

Foreign total	530,874	21,877	4.1	867,677	38,405	4.4	711,870	31,560	4.4

Financial assets designated at fair value

Domestic	945	0		588	0		42	0

Foreign	11,024	404	3.7	9,114	298	3.3	2,325	70	3.0

Loans

Domestic	188,950	6,840	3.6	187,073	6,565	3.5	181,186	5,784	3.2

Foreign	147,034	8,515	5.8	146,040	9,359	6.4	105,362	6,284	5.9

Financial investments available-for-sale

Domestic	1,599	72	4.5	3,930	66	1.7	4,126	28	0.7

Foreign taxable	3,370	73	2.2	2,934	110	3.7	3,171	100	3.2

Foreign non-taxable	0			0			0	0

Foreign total	3,370	73	2.2	2,934	110	3.7	3,171	100	3.2

Total interest-earning assets	1,665,082	62,802	3.8	2,295,830	106,781	4.7	2,020,394	86,280	4.3

Net interest on swaps		3,088			2,331			1,121

Interest income and average interest-earning assets	1,665,082	65,890	4.0	2,295,830	109,112	4.8	2,020,394	87,401	4.3

Non-interest-earning assets

Positive replacement values	600,073			373,229			278,733

Fixed assets	7,091			7,090			7,445

Other	82,433			82,739			68,894

Total average assets	2,354,679			2,758,888			2,375,466

Financial information
Additional disclosure required under SEC regulations

Average balances and interest rates (continued)
	31.12.08			31.12.07			31.12.06
	Average		Average	Average		Average	Average		Average
CHF million, except where indicated	balance	Interest	rate (%)	balance	Interest	rate (%)	balance	Interest	rate (%)

Liabilities and equity

Due to banks

Domestic	51,027	1,503	2.9	60,858	2,477	4.1	46,544	1,583	3.4

Foreign	88,798	3,423	3.9	146,286	8,008	5.5	108,885	5,261	4.8

Cash collateral on securities lent and repurchase agreements

Domestic	31,269	1,026	3.3	47,041	1,902	4.0	46,224	1,589	3.4

Foreign	397,453	15,097	3.8	752,616	38,680	5.1	751,617	32,432	4.3

Trading portfolio liabilities

Domestic	5,525	256	4.6	5,561	328	5.9	4,408	283	6.4

Foreign	132,901	8,906	6.7	214,326	15,484	7.2	202,263	14,250	7.0

Financial liabilities designated at fair value

Domestic	1,444	69	4.8	1,503	79	5.3	1,864	58	3.1

Foreign	151,324	7,229	4.8	173,162	7,580	4.4	127,458	4,699	3.7

Due to customers

Domestic demand deposits	56,730	495	0.9	64,568	736	1.1	70,981	534	0.8

Domestic savings deposits	68,213	604	0.9	78,775	502	0.6	86,631	392	0.5

Domestic time deposits	35,575	1,081	3.0	41,056	1,206	2.9	28,876	639	2.2

Domestic total	160,518	2,180	1.4	184,399	2,444	1.3	186,488	1,565	0.8

Foreign[1]	401,421	11,044	2.8	426,130	16,388	3.8	314,788	11,500	3.7

Short-term debt

Domestic	1,735	63	3.6	2,228	98	4.4	1,973	115	5.8

Foreign	134,920	6,216	4.6	144,546	8,643	6.0	110,418	5,934	5.4

Long-term debt

Domestic	5,766	148	2.6	4,235	115	2.7	3,957	82	2.1

Foreign	74,531	2,527	3.4	70,079	1,549	2.2	57,899	1,529	2.6

Total interest-bearing liabilities	1,638,632	59,687	3.6	2,232,970	103,775	4.6	1,964,786	80,880	4.1

Non-interest-bearing liabilities

Negative replacement values	605,975			382,115			278,903

Other	67,098			88,191			77,304

Total liabilities	2,311,705			2,703,276			2,320,993

Total equity	42,973			55,612			54,473

Total average liabilities and equity	2,354,678			2,758,888			2,375,466

Net interest income		6,203			5,337			6,521

Net yield on interest-earning assets			0.4			0.2			0.3

1 Due to customers in foreign offices consists mainly of time deposits.

The percentage of total average interest-earning assets attributable to foreign activities was 85% for 2008 (89% for 2007 and 88% for 2006). The percentage of total average interest-bearing liabilities attributable to foreign activities was 84% for 2008 (86% for 2007 and 85% for 2006). All assets and liabilities are translated into CHF at uniform month-end rates. Interest income and expense are translated at monthly average rates.

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

Financial information

Analysis of changes in interest income and expense

The following tables allocate, by categories of interest-earning assets and interest-bearing liabilities, the changes in interest income and expense due to changes in volume and interest rates for the year ended 31 December 2008 compared with the year ended 31 December 2007, and for the year ended 31 December 2007 compared with the year end-

ed 31 December 2006. Volume and rate variances have been calculated on movements in average balances and changes in interest rates. Changes due to a combination of volume and rates have been allocated proportionally. Refer to the appropriate section of Industry Guide 3 for a discussion of the treatment of impaired and non-performing loans.

	2008 compared with 2007			2007 compared with 2006
	Increase/(decrease)			Increase/(decrease)
	due to changes in			due to changes in
	Average	Average	Net	Average	Average	Net
CHF million	volume	rate	change	volume	rate	change

Interest income from interest-earning assets

Due from banks

Domestic	(254)	11	(243)	53	24	77

Foreign	624	(1,409)	(785)	812	42	854

Cash collateral on securities borrowed and reverse repurchase agreements

Domestic	9	(494)	(485)	212	148	360

Foreign	(14,798)	(10,470)	(25,268)	2,080	6,108	8,188

Trading portfolio assets

Domestic	191	(367)	(176)	(220)	265	45

Foreign taxable	(14,921)	(1,791)	(16,712)	6,798	(25)	6,773

Foreign non-taxable	81	103	184	38	34	72

Foreign total	(14,840)	(1,688)	(16,528)	6,836	9	6,845

Financial assets designated at fair value

Domestic	0	0	0	0	0	0

Foreign	63	43	106	204	24	228

Loans

Domestic	66	209	275	188	593	781

Foreign	64	(908)	(844)	2,441	634	3,075

Financial investments available-for-sale

Domestic	(40)	46	6	(1)	39	38

Foreign taxable	16	(53)	(37)	(8)	18	10

Foreign non-taxable	0	0	0	0	0	0

Foreign total	16	(53)	(37)	(8)	18	10

Interest income

Domestic	(28)	(595)	(623)	232	1,069	1,301

Foreign	(28,871)	(14,485)	(43,356)	12,365	6,835	19,200

Total interest income from interest-earning assets	(28,899)	(15,080)	(43,979)	12,597	7,904	20,501

Net interest on swaps			757			1,210

Total interest income			(43,222)			21,711

  Financial information
  Additional disclosure required under SEC regulations

Analysis of changes in interest income and expense (continued)

	2008 compared with 2007			2007 compared with 2006
	Increase/(decrease)			Increase/(decrease)
	due to changes in			due to changes in
	Average	Average	Net	Average	Average	Net
CHF million	volume	rate	change	volume	rate	change

Interest expense on interest-bearing liabilities

Due to banks

Domestic	(403)	(571)	(974)	487	407	894

Foreign	(3,162)	(1,423)	(4,585)	1,795	952	2,747

Cash collateral on securities lent and repurchase agreements

Domestic	(631)	(245)	(876)	28	285	313

Foreign	(18,113)	(5,470)	(23,583)	43	6,205	6,248

Trading portfolio liabilities

Domestic	(2)	(70)	(72)	74	(29)	45

Foreign	(5,863)	(715)	(6,578)	844	390	1,234

Financial liabilities designated at fair value

Domestic	(3)	(7)	(10)	(11)	32	21

Foreign	(961)	610	(351)	1,691	1,190	2,881

Due to customers

Domestic demand deposits	(86)	(155)	(241)	(51)	253	202

Domestic savings deposits	(63)	165	102	(39)	149	110

Domestic time deposits	(159)	34	(125)	268	299	567

Domestic total	(308)	44	(264)	178	701	879

Foreign	(939)	(4,405)	(5,344)	4,120	768	4,888

Short-term debt

Domestic	(22)	(13)	(35)	15	(32)	(17)

Foreign	(578)	(1,849)	(2,427)	1,843	866	2,709

Long-term debt

Domestic	41	(8)	33	6	27	33

Foreign	98	880	978	317	(297)	20

Interest expense

Domestic	(1,328)	(870)	(2,198)	777	1,391	2,168

Foreign	(29,518)	(12,372)	(41,890)	10,653	10,074	20,727

Total interest expense	(30,846)	(13,242)	(44,088)	11,430	11,465	22,895

Financial information

Deposits

The following table analyzes average deposits and the average rates on each deposit category listed below for the years ended 31 December 2008, 2007 and 2006. The geographic allocation is based on the location of the office or branch where the deposit is made. Deposits by foreign depositors in domestic offices were CHF 51,228 million CHF 81,243 million and CHF 78,234 million at 31 December 2008, 31 December 2007 and 31 December 2006, respectively.

	31.12.08		31.12.07		31.12.06
	Average	Average	Average	Average	Average	Average
CHF million, except where indicated	deposit	rate (%)	deposit	rate (%)	deposit	rate (%)

Banks

Domestic offices

Demand deposits	2,341	0.5	2,474	0.6	2,024	0.2

Time deposits	4,902	3.8	9,310	5.1	8,776	4.5

Total domestic offices	7,243	2.7	11,784	4.2	10,800	3.7

Foreign offices

Interest-bearing deposits[1]	58,287	3.9	46,049	5.5	29,814	4.8

Total due to banks	65,530	3.7	57,833	5.2	40,614	4.5

Customer accounts

Domestic offices

Demand deposits	56,730	0.9	64,568	1.1	70,981	0.8

Savings deposits	68,213	0.9	78,775	0.6	86,631	0.5

Time deposits	35,575	3.0	41,056	2.9	28,876	2.2

Total domestic offices	160,518	1.4	184,399	1.3	186,488	0.8

Foreign offices

Interest-bearing deposits[1]	401,421	2.8	426,130	3.8	314,788	3.7

Total due to customers	561,939	2.4	610,529	3.1	501,276	2.6

1 Mainly time deposits.

At 31 December 2008, the maturity of time deposits exceeding CHF 150,000, or an equivalent amount in other currencies, was as follows:

CHF million	Domestic	Foreign

Within 3 months	38,052	186,590

3 to 6 months	2,216	9,387

6 to 12 months	1,495	4,617

1 to 5 years	648	1,532

Over 5 years	231	235

Total time deposits	42,642	202,361

Financial information
Additional disclosure required under SEC regulations

Short-term borrowings

The following table presents the period-end, average and maximum month-end outstanding amounts for short-term borrowings, along with the average rates and period-end rates at and for the years ended 31 December 2008, 2007 and 2006.

	Money market paper issued			Due to banks			Repurchase agreements[1]
CHF million, except where indicated	31.12.08	31.12.07	31.12.06	31.12.08	31.12.07	31.12.06	31.12.08	31.12.07	31.12.06

Period-end balance	111,619	152,256	119,584	61,155	84,826	153,231	140,039	487,455	754,623

Average balance	136,655	146,774	112,391	74,295	149,311	114,815	404,512	739,138	717,542

Maximum month-end balance	170,503	167,637	123,108	87,233	175,233	153,231	591,005	848,401	777,010

Average interest rate during the period (%)	4.6	6.0	5.4	3.5	5.1	4.4	3.5	5.0	4.4

Average interest rate at period-end (%)	2.9	6.1	4.0	2.3	4.5	4.1	1.4	4.9	5.0

1 For the purpose of this disclosure, balances are presented on a gross basis.

Financial information

Contractual maturities of investments in debt instruments available-for-sale[1,2]

	Within 1 year		1-5 years		5-10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2008[3]

Swiss national government and agencies	0	0.00	2	3.46	0	0.00	1	4.00

Swiss local governments	0	0.00	0	0.00	0	0.00	0	0.00

US Treasury and agencies	0	0.00	0	0.00	0	0.00	0	0.00

Foreign governments and official institutions	33	1.31	0	0.00	33	2.81	34	5.22

Corporate debt securities	3	23.35	88	3.38	38	3.12	12	1.74

Mortgage-backed securities	0	0.00	0	0.00	42	4.00	455	5.28

Other debt instruments	188	9.06	3	13.47	0	0.00	37	7.42

Total fair value	224		93		113		539

	Within 1 year		1-5 years		5-10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2007[3]

Swiss national government and agencies	0	0.00	2	2.02	0	0.00	1	4.00

Swiss local governments	0	0.00	0	0.00	0	0.00	0	0.00

US Treasury and agencies	0	0.00	0	0.00	0	0.00	0	0.00

Foreign governments and official institutions	50	1.87	2	2.54	75	4.48	0	0.00

Corporate debt securities	50	5.66	44	4.11	0	0.00	0	0.00

Mortgage-backed securities	0	0.00	0	0.00	3	4.48	561	5.28

Other debt instruments	14	4.20	216	12.41	0	0.00	0	0.00

Total fair value	114		264		78		562

	Within 1 year		1-5 years		5-10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2006

Swiss national government and agencies	2	2.22	0	0.00	0	0.00	1	4.00

Swiss local governments	0	0.00	0	0.00	0	0.00	0	0.00

US Treasury and agencies	0	0.00	0	0.00	0	0.00	0	0.00

Foreign governments and official institutions	38	1.48	2	1.89	57	4.47	0	0.00

Corporate debt securities	26	7.00	0	0.00	2	0.00	0	0.00

Mortgage-backed securities	0	0.00	0	0.00	10	4.48	150	5.10

Other debt instruments	0	0.00	233	9.28	0	0.00	0	0.00

Total fair value	66		235		69		151

1 Money market paper has a contractual maturity of less than one year and is not included in the table.  2 Average yields are calculated on an amortized cost basis.  3 Debt instruments available-for-sale recognized on UBS’s balance sheet of CHF 1,402 million CHF 1,034 million for 2008 and 2007, respectively and disclosed in Note 13 include CHF 433 million and CHF 16 million of instruments without fixed maturity for 2008 and 2007, respectively. Such instruments are not reflected in the table.

Financial information
Additional disclosure required under SEC regulations

Due from banks and loans (gross)

The Group’s lending portfolio is widely diversified across industry sectors with no significant concentrations of credit risk. CHF 152.5 billion (37% of the total) consists of loans to thousands of private households, predominantly in Switzerland, and mostly secured by mortgages, financial collateral or other assets. Exposure to Banks and Financial institutions amounted to CHF 174.3 billion (42% of the total). This includes cash posted as collateral by UBS against negative replacement values on derivatives or other positions, which, from a risk perspective, is not considered lending but is a key component of the measurement of counterparty risk taken in connection with the underlying products. Exposure to banks includes money market deposits with highly rated institutions. Excluding Banks and Financial institutions, the largest industry sector exposure is CHF 16.3 billion (4% of the total) to Real estate and rentals. For further discussion of the loan portfolio, see the Risk and treasury management section on Credit risk.

The following table illustrates the diversification of the loan portfolio among industry sectors at 31 December 2008, 2007, 2006, 2005 and 2004. The industry categories presented are consistent with the classification of loans for reporting to the Swiss Financial Market Supervisory Authority (FINMA) and Swiss National Bank.

CHF million	31.12.08	31.12.07	31.12.06	31.12.05	31.12.04

Domestic

Banks[1]	1,734	1,237	561	1,407	1,406

Construction	1,377	1,393	1,535	1,816	1,943

Financial institutions	8,113	5,525	5,542	4,213	4,332

Hotels and restaurants	1,811	1,824	1,957	2,044	2,269

Manufacturing[2]	4,020	3,887	3,643	4,134	5,485

Private households	119,285	121,536	117,852	111,549	105,160

Public authorities	4,042	4,734	4,972	5,494	5,460

Real estate and rentals	12,097	11,691	11,356	11,792	11,466

Retail and wholesale	4,818	5,138	4,569	4,808	4,908

Services[3]	6,172	6,170	6,758	8,088	9,110

Other[4]	3,329	3,300	4,345	3,119	591

Total domestic	166,798	166,435	163,090	158,464	152,130

Foreign

Banks[1]	63,708	60,333	50,124	32,287	34,269

Chemicals	2,816	635	1,321	2,716	366

Construction	448	624	522	295	122

Electricity, gas and water supply	2,995	1,888	951	1,637	745

Financial institutions	100,779	96,370	67,676	62,344	45,095

Manufacturing[5]	5,026	4,678	3,006	3,784	2,758

Mining	4,394	4,509	3,177	3,431	1,695

Private households	33,242	42,828	35,031	38,283	30,237

Public authorities	11,094	4,172	2,175	1,686	1,228

Real estate and rentals	4,240	5,056	4,360	2,707	940

Retail and wholesale	2,515	2,239	1,815	1,257	1,102

Services	9,816	9,294	16,436	5,593	8,002

Transport, storage and communication	3,894	1,752	1,528	1,419	762

Other[6]	1,073	1,105	564	272	318

Total foreign	246,040	235,483	188,686	157,711	127,639

Total gross	412,838	401,918	351,776	316,175	279,769

1 Includes Due from banks and Loans from Industrial Holdings of CHF 27 million at 31 December 2007, CHF 93 million at 31 December 2006, CHF 728 million at 31 December 2005, CHF 909 million at 31 December 2004.  2 Includes chemicals, food and beverages.  3 Includes transportation, communication, health and social work, education and other social and personal service activities.  4 Includes mining and electricity, gas and water supply.  5 Includes food and beverages.  6 Includes hotels and restaurants.

The table above also includes loans designated at fair value.

Financial information

Due from banks and loans (gross) (continued)

The following table analyzes the Group’s mortgage portfolio by geographic origin of the client and type of mortgage at 31 December 2008, 2007, 2006, 2005 and 2004. Mortgages are included in the industry categories mentioned on the previous page.

CHF million	31.12.08	31.12.07	31.12.06	31.12.05	31.12.04

Mortgages

Domestic	134,700	135,341	134,468	130,880	124,496

Foreign	8,381	8,152	10,069	15,619	12,185

Total gross mortgages	143,081	143,493	144,537	146,499	136,681

Mortgages

Residential	121,811	122,435	124,548	127,990	117,731

Commercial	21,270	21,058	19,989	18,509	18,950

Total gross mortgages	143,081	143,493	144,537	146,499	136,681

Due from banks and loan maturities (gross)
CHF million	Within 1 year	1 to 5 years	Over 5 years	Total

Domestic

Banks	1,733	1		1,734

Mortgages	52,324	60,308	22,068	134,700

Other loans	23,538	5,224	1,530	30,292

Total domestic	77,595	65,533	23,598	166,726

Foreign

Banks	60,703	1,671	365	62,739

Mortgages	5,533	2,249	599	8,381

Other loans	116,217	13,112	40,511	169,840	[1]

Total foreign	182,453	17,032	41,475	240,960

Total gross	260,048	82,565	65,073	407,686

1 Includes student loan auction rate securities (ARS) of CHF 8.4 billion and other debt instruments of CHF 17.1 billion reclassified from the category “held for trading” to “loans and receivables” and ARS acquired from clients of CHF 4.5 billion.

At 31 December 2008, the total amount of Due from banks and Loans due after one year granted at fixed and floating rates are as follows:

CHF million	1 to 5 years	Over 5 years	Total

Fixed-rate loans	79,225	33,479	112,704

Adjustable or floating-rate loans	3,340	31,594	34,934

Total	82,565	65,073	147,638

Financial information
Additional disclosure required under SEC regulations

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

CHF million	31.12.08	31.12.07	31.12.06	31.12.05	31.12.04

Gross interest income that would have been recorded on non-performing loans:

Domestic	16	39	50	81	107

Foreign	3	4	10	8	17

Interest income included in Net profit for non-performing loans:

Domestic	32	40	56	72	106

Foreign	4	2	8	9	8

The table below provides an analysis of the Group’s non-performing loans. For further information see the Risk and treasury management section on Credit risk.

CHF million	31.12.08	31.12.07	31.12.06	31.12.05	31.12.04

Non-performing loans:

Domestic	1,431	1,349	1,744	2,106	2,772

Foreign	3,272	132	174	257	783

Total non-performing loans	4,703	1,481	1,918	2,363	3,555

UBS does not, as a matter of policy, typically restructure loans to accrue interest at rates different from the original contractual terms or reduce the principal amount of loans. For more information refer to the “Credit risk” section of this report. Instead, specific loan allowances are established as necessary. Unrecognized interest related to restructured loans was not material to the results of operations in 2008, 2007, 2006, 2005 or 2004.

In addition to the non-performing loans shown above, the Group has CHF 4,442 million, CHF 911 million, CHF 710 million, CHF 1,071 million and CHF 1,144 million in “other impaired loans” for the years ended 31 December 2008, 2007, 2006, 2005 and 2004, respectively.
Other impaired loans are loans where the Group’s credit officers have expressed doubts as to the ability of the borrowers to repay the loans. For the years ended 31 December 2008, 2007, 2006, 2005 and 2004, they are loans not considered “non-performing” in accordance with Swiss regulatory guidelines. As of 31 December 2008, 31 December 2007, 31 December 2006, 31 December 2005 and 31 December 2004, specific allowances of CHF 941 million, CHF 124 million, CHF 106 million, CHF 200 million, CHF 241 million, respectively, had been established against these loans.

Financial information
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

Claims that are secured by third-party guarantees are recorded against the guarantor’s country of domicile. Outstandings that are secured by collateral are recorded against the country where the asset could be liquidated. This follows the “Guidelines for the Management of Country Risk”, which are applicable to all banks that are supervised by the Swiss Financial Market Supervisory Authority (FINMA).
The following tables list those countries for which cross-border outstandings exceeded 0.75% of total assets at 31 December 2008, 2007 and 2006. At 31 December 2008, there were no outstandings that exceeded 0.75% of total assets in any country currently facing liquidity problems that the Group expects would materially affect the country’s ability to service its obligations.
For more information on country exposure, see the Risk and treasury management section on Credit risk.

	31.12.08
CHF million	Banks	Private Sector	Public Sector	Total	% of total assets

United States	13,869	71,584	14,234	99,687	4.9

Japan	2,093	13,159	38,922	54,174	2.7

Germany	19,098	10,418	6,010	35,526	1.8

France	11,469	7,048	6,807	25,324	1.3

United Kingdom	9,599	8,608	2,625	20,832	1.0

Luxembourg	2,883	17,586	0	20,469	1.0

	31.12.07
CHF million	Banks	Private Sector	Public Sector	Total	% of total assets

United States	13,110	192,049	16,545	221,704	9.8

Japan	1,761	12,883	36,717	51,361	2.3

Germany	21,384	12,354	2,249	35,988	1.6

United Kingdom	6,624	14,647	8,552	29,823	1.3

Cayman Islands	173	27,715	74	27,963	1.2

France	10,620	7,075	4,605	22,300	1.0

	31.12.06
CHF million	Banks	Private Sector	Public Sector	Total	% of total assets

United States	7,692	208,200	22,574	238,466	10.2

Japan	2,283	8,263	30,158	40,704	1.7

United Kingdom	11,149	16,098	559	27,806	1.2

Germany	15,240	8,080	1,574	24,894	1.1

Financial information
Additional disclosure required under SEC regulations

Summary of movements in allowances and provisions for credit losses

The following table provides an analysis of movements in allowances and provisions for credit losses.

UBS writes off loans against allowances only on final settlement of bankruptcy proceedings, the sale of the underlying assets and/or in case of debt forgiveness. Under Swiss law, a creditor can continue to collect from a debtor who has emerged from bankruptcy, unless the debt has been forgiven through a formal agreement.

CHF million	31.12.08	31.12.07	31.12.06	31.12.05	31.12.04

Balance at beginning of year	1,164	1,332	1,776	2,802	3,775

Domestic

Write-offs

Banks	0	0	0	0	0

Construction	(6)	(9)	(14)	(16)	(49)

Financial institutions	(37)	(8)	(11)	(14)	(24)

Hotels and restaurants	(3)	(7)	(16)	(26)	(101)

Manufacturing[1]	(31)	(45)	(40)	(39)	(77)

Private households	(112)	(68)	(89)	(131)	(208)

Public authorities	0	(1)	0	0	0

Real estate and rentals	(10)	(27)	(44)	(56)	(109)

Retail and wholesale	(4)	(62)	(20)	(25)	(68)

Services[2]	(7)	(20)	(47)	(35)	(83)

Other[3]	0	(21)	(2)	(4)	(9)

Total domestic write-offs	(210)	(268)	(283)	(346)	(728)

Foreign

Write-offs

Banks	(13)	(1)	(3)	(164)	(21)

Chemicals	(1)	0	0	0	(1)

Construction	0	0	0	0	(3)

Electricity, gas and water supply	0	0	0	0	0

Financial institutions	(623)	(15)	0	(50)	(34)

Manufacturing[4]	(6)	(21)	(11)	(8)	(23)

Mining	0	0	(1)	(23)	(8)

Private households	(5)	(14)	(7)	(21)	(8)

Public authorities	(2)	(2)	(58)	(22)	(2)

Real estate and rentals	0	0	0	(3)	0

Retail and wholesale	0	0	0	(9)	0

Services	0	0	0	0	(7)

Transport, storage and communication	(7)	0	0	0	0

Other[5]	(1)	0	0	(5)	(21)

Total foreign write-offs	(658)	(53)	(80)	(305)	(128)

Total write-offs	(868)	(321)	(363)	(651)	(856)

Recoveries

Domestic	43	52	51	53	54

Foreign	1	3	11	10	5

Total recoveries	44	55	62	63	59

Net write-offs	(824)	(266)	(301)	(588)	(797)

Increase/(decrease) in credit loss allowance and provision	3,007	242	(108)	(298)	(216)

Collective loan loss provisions	(11)	(4)	(48)	(76)	(25)

Other adjustments[6]	(266)	(140)	13	(64)	65

Balance at end of year	3,070	1,164	1,332	1,776	2,802

Net foreign exchange	(43)	(9)	10	50	2

Other adjustments	(223)[7]	(131)	3	(114)	63

Total adjustments	(266)	(140)	13	(64)	65

1 Includes chemicals, food and beverages.   2 Includes transportation, communication, health and social work, education and other social and personal service activities.  3 Includes mining and electricity, gas and water supply.   4 Includes food and beverages.  5 Includes hotels and restaurants.  6 See the table below for details.  7 An allowance was utilized as a result of foreclosure of certain loans in return for underlying collateral received.

Financial information

Allocation of the allowances and provisions for credit losses

The following table provides an analysis of the allocation of the allowances and provisions for credit loss by industry sector and geographic location at 31 December 2008, 2007, 2006, 2005 and 2004. For a description of procedures with respect to allowances and provisions for credit losses, see the Risk and treasury management section on Credit risk.

CHF million	31.12.08	31.12.07	31.12.06	31.12.05	31.12.04

Domestic

Banks	16	10	10	10	10

Construction	39	43	72	91	112

Financial institutions	18	52	61	75	82

Hotels and restaurants	8	10	27	49	98

Manufacturing[1]	71	113	155	174	224

Private households	121	190	187	262	333

Public authorities	1	1	3	8	9

Real estate and rentals	50	57	99	168	250

Retail and wholesale	262	247	311	330	363

Services[2]	78	112	113	196	222

Other[3]	92	76	107	61	188

Total domestic	756	911	1,145	1,424	1,891

Foreign

Banks[4]	6	18	20	35	246

Chemicals	960	1	4	5	4

Construction	8	1	2	2	1

Electricity, gas and water supply	2	3	8	16	15

Financial institutions	542	112	9	8	140

Manufacturing[5]	25	20	37	57	112

Mining	4	0	0	1	14

Private households	233	15	26	30	48

Public authorities	19	20	21	72	66

Real estate and rentals	208	8	4	3	5

Retail and wholesale	80	4	4	1	95

Services	19	4	7	27	32

Transport, storage and communication	185	1	1	0	1

Other[6]	0	12	6	8	(75)

Total foreign	2,291	219	149	265	704

Collective loan loss provisions[7]	23	34	38	86	207

Total allowances and provisions for credit losses[8]	3,070	1,164	1,332	1,775	2,802

1 Includes chemicals, food and beverages.   2 Includes transportation, communication, health and social work, education and other social and personal service activities.   3 Includes mining, electricity, gas and water supply.   4 Counterparty allowances and provisions only. Country provisions with banking counterparties amounting to CHF 0 million, CHF 0 million, CHF 0 million, CHF 37 million, and CHF 17 million are disclosed under Collective loan loss provisions for 2008, 2007, 2006, 2005 and 2004, respectively.   5 Includes food and beverages.   6 Includes hotels and restaurants.   7 The 2008, 2007, 2006, 2005 and 2004 amounts include CHF 0, CHF 0 million, CHF 0 million, CHF 48 million and CHF 161 million, respectively, of country provisions.   8 The 2008, 2007, 2006, 2005 and 2004 amounts include CHF 31 million, CHF 63 million, CHF 76 million, CHF 109 million, CHF 214 million, respectively, of provisions for unused commitments and contingent liabilities.

Financial information
Additional disclosure required under SEC regulations

Due from banks and loans by industry sector (gross)

The following table presents the percentage of loans in each industry sector and geographic location to total loans. This table can be read in conjunction with the preceding table showing the breakdown of the allowances and provisions for credit losses by industry sectors to evaluate the credit risks in each of the categories.

in %	31.12.08	31.12.07	31.12.06	31.12.05	31.12.04

Domestic

Banks[1]	0.4	0.3	0.2	0.4	0.5

Construction	0.3	0.3	0.4	0.6	0.7

Financial institutions	2.0	1.4	1.6	1.3	1.5

Hotels and restaurants	0.4	0.5	0.6	0.6	0.8

Manufacturing[2]	1.0	1.0	1.0	1.3	2.0

Private households	28.9	30.2	33.5	35.3	37.6

Public authorities	1.0	1.2	1.4	1.7	2.0

Real estate and rentals	2.9	2.9	3.2	3.7	4.1

Retail and wholesale	1.2	1.3	1.3	1.5	1.7

Services[3]	1.5	1.5	1.9	2.6	3.3

Other[4]	0.8	0.8	1.3	1.1	0.2

Total domestic	40.4	41.4	46.4	50.1	54.4

Foreign

Banks[1]	15.4	15.0	14.2	10.2	12.3

Chemicals	0.7	0.2	0.4	0.9	0.1

Construction	0.1	0.2	0.1	0.1	0.0

Electricity, gas and water supply	0.7	0.5	0.3	0.5	0.3

Financial institutions	24.4	24.0	19.2	19.7	16.1

Manufacturing[5]	1.2	1.2	0.9	1.2	1.0

Mining	1.1	1.1	0.9	1.1	0.6

Private households	8.1	10.7	10.0	12.1	10.8

Public authorities	2.7	1.0	0.6	0.5	0.4

Real estate and rentals	1.0	1.3	1.2	0.9	0.3

Retail and wholesale	0.6	0.6	0.5	0.4	0.4

Services	2.4	2.3	4.7	1.8	2.9

Transport, storage and communication	0.9	0.4	0.4	0.4	0.3

Other[6]	0.3	0.1	0.2	0.1	0.1

Total foreign	59.6	58.6	53.6	49.9	45.6

Total gross	100.0	100.0	100.0	100.0	100.0

1 Includes Due from banks and Loans from Industrial Holdings in the amount of CHF 0 for 2008, CHF 27 million for 2007, CHF 93 million for 2006, CHF 728 million for 2005 and CHF 909 million for 2004.   2 Includes chemicals, food and beverages.   3 Includes transportation, communication, health and social work, education and other social and personal service activities.   4 Includes mining and electricity, gas and water supply.   5 Includes food and beverages.   6 Includes hotels and restaurants.

Financial information

Loss history statistics

The following is a summary of the Group’s loan loss history (relating to Due from banks and Loans). The table below does not include loans designated at fair value.

CHF million, except where indicated	31.12.08	31.12.07	31.12.06	31.12.05	31.12.04

Gross loans[1]	407,685	397,802	349,524	315,210	279,769

Impaired loans	9,145	2,392	2,628	3,434	4,699

Non-performing loans	4,703	1,481	1,918	2,363	3,555

Allowances and provisions for credit losses[2]	3,070	1,164	1,332	1,776	2,802

Net write-offs	824	266	301	588	797

Credit loss (expense)/recovery	(2,996)	(238)	156	375	241

Ratios

Impaired loans as a percentage of gross loans	2.2	0.6	0.8	1.1	1.7

Non-performing loans as a percentage of gross loans	1.2	0.4	0.5	0.7	1.3

Allowances and provisions for credit losses as a percentage of:

Gross loans	0.8	0.3	0.4	0.6	1.0

Impaired loans	33.6	48.7	50.7	51.7	59.6

Non-performing loans	65.3	78.6	69.4	75.2	78.8

Allocated allowances as a percentage of impaired loans[3]	31.8	41.7	46.3	46.4	51.6

Allocated allowances as a percentage of non-performing loans[4]	41.8	58.9	58.0	59.0	61.4

Net write-offs as a percentage of:

Gross loans	0.2	0.1	0.1	0.2	0.3

Average loans outstanding during the period	0.2	0.0	0.1	0.1	0.2

Allowances and provisions for credit losses	26.8	22.9	22.6	33.1	28.4

Allowance and provisions for credit losses as a multiple of net write-offs	3.73	4.38	4.43	3.02	3.52

1 Includes Due from banks and Loans from Industrial Holdings in the amount of CHF 0 for 2008, CHF 27 million for 2007, CHF 93 million for 2006, CHF 728 million for 2005 and CHF 909 million for 2004.  2 Includes Collective loan loss provisions.  3 Allowances relating to impaired loans only.  4 Allowances relating to non-performing loans only.

Cautionary statement regarding forward-looking statements | This report contains statements that constitute “forward-looking statements”, including but not limited to statements relating to the anticipated effect of transactions described herein, risks arising from the current market crisis and other risks specific to UBS’s business, strategic initiatives, future business development and economic performance. While these forward-looking statements represent UBS’s judgments and expectations concerning the development of its business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) the extent and nature of future developments in the market segments that have been or may be affected by the current market crisis and their effect on UBS’s assets and exposures, including UBS’s remaining net and gross exposures related to the United States mortgage market; (2) developments affecting the availability of capital and funding to UBS and other financial institutions, including any changes in UBS’s credit spreads and ratings; (3) other market and macroeconomic developments, including movements in local and international securities markets, credit spreads, currency exchange rates and interest rates; (4) changes in internal risk control and limitations in the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (5) the possible consequences of governmental investigations of certain of UBS’s past business activities, including the possibility that tax or regulatory authorities in various jurisdictions will focus on the cross-border wealth management services provided by UBS and other financial institutions; (6) the degree to which UBS is successful in implementing its remediation plans and strategic and organizational changes, and whether those plans and changes will have the effects anticipated; (7) changes in the financial position or creditworthiness of UBS’s customers, obligors and counterparties, and developments in the markets in which they operate, including possible failures resulting from the current market crisis and adverse economic environment; (8) management changes and changes to the internal or overall structure of UBS’s business divisions; (9) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; (10) legislative, governmental and regulatory developments, including the effect of new and more stringent capital requirements and of direct or indirect regulatory constraints on UBS’s business activities; (11) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other assets or other matters; (12) changes in and the effect of competitive pressures, including the possible loss of key employees as a result of compensation issues or for other reasons; (13) technological developments; and (14) the impact of all such future developments on positions held by UBS, on its short-term and longer-term earnings, on the cost and availability of funding and on UBS’s capital ratios. In addition, these results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2008. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

Imprint | Publisher: UBS AG, P.O. Box, CH-8098 Zurich; P.O. Box, Switzerland, CH-4002 Basel, Switzerland; www.ubs.com | Language: English/German | SAP-No. 80531E-0901

© UBS 2009. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved