Form 20-F/A
period 2008-12-31
UBS AG
filed 2009-05-21
CIK 1114446

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
Please see page 4.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Please see page 5.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Please see page 5.
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
Yes ☑            No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-
accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the
Exchange Act.
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
Item 17 ☐            Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in
Rule 12b-2 of the Exchange Act).
Yes ☐            No ☑
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange on
Title of each class	which registered
Ordinary Shares (par value of CHF 0.10 each)	New York Stock Exchange
$300,000,000 Floating Rate Noncumulative Trust Preferred Securities	New York Stock Exchange
$300,000,000 Floating Rate Noncumulative Company Preferred Securities	New York Stock Exchange**
$1,000,000,000 6.243% Noncumulative Trust Preferred Securities	New York Stock Exchange
$1,000,000,000 6.243% Noncumulative Company Preferred Securities	New York Stock Exchange**
Subordinated Guarantee of UBS AG with respect to each of the Noncumulative Company Preferred Securities above	New York Stock Exchange**
$6,900,000 PPNs due May 2009	NYSE AMEX
$5,100,000 PPNs due September 2009	NYSE AMEX
$24,223,000 PPNs due Oct 2009	NYSE AMEX
$30,000,000 PPNs due April 2010	NYSE AMEX
$31,000,000 PPNs due May 2010	NYSE AMEX
$23,000,000 PPNs due June 2010	NYSE AMEX
$10,000,000 PPNs due July 2010	NYSE AMEX
$7,750,000 PPNs due August 2010	NYSE AMEX
$12,660,000 PPNs due September 2010	NYSE AMEX
$8,000,000 PPNs due November 2010	NYSE AMEX
$17,842,000 PPNs due October 2011	NYSE AMEX
$100,000,000 E-TRACS UBS Bloomberg CMCI Food ETN due April 2038	NYSE Arca
$50,000,000 E-TRACS UBS Bloomberg CMCI Agriculture ETN due April 2038	NYSE Arca
$50,000,000 E-TRACS UBS Bloomberg CMCI Energy ETN due April 2038	NYSE Arca
$100,000,000 E-TRACS UBS Bloomberg CMCI ETN due April 2038	NYSE Arca
$100,000,000 E-TRACS UBS Bloomberg Gold ETN due April 2038	NYSE Arca
$50,000,000 E-TRACS UBS Bloomberg CMCI Industrial Metals due April 2038	NYSE Arca
$50,000,000 E-TRACS UBS Bloomberg CMCI Livestock ETN due April 2038	NYSE Arca
$50,000,000 E-TRACS UBS Bloomberg CMCI Silver ETN due April 2038	NYSE Arca
$50,000,000 E-TRACS UBS Long Platinum ETN due May 2018	NYSE Arca
$50,000,000 E-TRACS UBS Short Platinum ETN due May 2018	NYSE Arca
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Auction Rate Securities Rights Series A-1, A-2, B-1, B-2, C-1, C-2 and G (non-transferable)
Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act:
None

*	As of December 31, 2008, UBS had two outstanding mandatory convertible notes (“MCNs”), one in the face amount of CHF 13 billion and the other CHF 6 billion. Upon their conversion or settlement, these MCNs are expected to lead to the issuance of 270,438,942 and a maximum of 329,447,681 new shares out of conditional capital, respectively.

**	Not for trading, but solely in connection with the registration of the corresponding Trust Preferred Securities.

EXPLANATORY NOTE
     This Amendment on Form 20-F/A is being filed by UBS AG as Amendment No. 1 to its annual report on Form 20-F for the fiscal year ended December 31, 2008, as filed with the Securities and Exchange Commission on March 11, 2009. As indicated under “Restatements made to the financial statements 2008” in the “Recent Developments” section of the first quarter 2009 report on Form 6-K, as furnished to the Securities and Exchange Commission on May 5, 2009, we have restated our audited 2008 financial statements to correct identified accounting errors related to the 2008 financial statements. These errors are not material to the annual or quarterly 2008 financial statements. The restatement comprises three items in excess of CHF 100 million as follows: increase in fair value of auction rate securities purchase commitments at 31 December 2008, calculation of interest income based on the effective interest rate method for assets reclassified from “held-for-trading” to “loans and receivables” in fourth quarter 2008 and the realization of a foreign currency transaction loss deferred in shareholders’ equity due to the partial disposals of an investment in a consolidated investment fund. In addition, a number of misstatements, individually below CHF 65 million, were adjusted. This Amendment sets forth the 2008 financial statements, as restated to reflect these matters.
     We have considered the effect of the restatement on our previous assessments of disclosure controls and procedures and internal control over financial reporting considering both quantitative and qualitative factors and, in light of this consideration, conclude that our previous assessments as of December 31, 2008 remain unchanged. There have not been any changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 during the year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
     We have updated the disclosure contained in our annual report on Form 20-F to replace the financial data with the restated financial data, and to make related textual changes. We have made no other changes to our report, and the disclosure in the report has not been updated to reflect events that have occurred since March 11, 2009, the date on which we originally filed our annual report on Form 20-F. Accordingly, except as expressly modified to reflect the restatement, the annual report, as amended by this Amendment No. 1, continues to speak only as of March 11, 2009, the date on which the annual report on Form 20-F was originally filed. On May 5, 2009, we submitted to the SEC our first quarter 2009 report on Form 6-K. Please refer to that report for further detail and review the annual report on Form 20-F and this Amendment No. 1 on Form 20-F/A together with that report.

CONTENTS

Page
Explanatory Note
AMENDMENTS TO PART I
Item 3. Key Information.
Item 4. Information on the Company.
Item 5. Operating and Financial Review and Prospects.
Item 7. Major Shareholders and Related Party Transactions.
Item 8. Financial Information.
Item 10. Additional Information.
Item 11. Quantitative and Qualitative Disclosures About Market Risk.
AMENDMENTS TO PART II
Item 15. Controls and Procedures.
AMENDMENTS TO PART III
Item 18. Financial Statements.
Item 19. Exhibits.
Signatures
Index to Exhibits
EX-7
EX-12
EX-13
EX-15

AMENDMENTS TO PART I
Item 3 on page 9 of the annual report on Form 20-F is hereby amended as follows: “A—Selected Financial Data”, “(a) Ratio of Earnings to Fixed Charges” and “D—Risk Factors” are replaced by the following:
Item 3. Key Information.
A—Selected Financial Data.
Please see Selected Financial Data on pages 394 to 397 and Statement of Changes in Equity on pages 258 to 260 of the Financial information report.
(a) Ratio of Earnings to Fixed Charges
Please see page 397 of the Financial information report and Exhibit 7 to this Form 20-F/A.
D—Risk Factors.
Please see pages 23 to 27 of the Strategy, performance and responsibility report.
Item 4 on pages 9 to 10 of the annual report on Form 20-F, including “Information Required by Industry Guide 3” is hereby replaced in its entirety by the following:
Item 4. Information on the Company.
A—History and Development of the Company.

1-3	Please see Corporate Information on page 6 of the Annual Report 2008.

4-6	Please see The Making of UBS on page 18 and Key factors affecting UBS’s financial positions and results of operations in 2008 on page 29 and 30 of the Strategy, performance and responsibility report.

7	None.

B—Business Overview.

1, 2, 5, 7	Please refer to the UBS business divisions and Corporate Center report on pages 74 to 76 with respect to Global Wealth Management & Business Banking, pages 77 to 79 with respect to Wealth Management International & Switzerland, pages 83 to 85 with respect to Wealth Management US, pages 89 to 90 with respect to Business Banking Switzerland, pages 94 to 98 with respect to Global Asset Management, pages 102 to 104 with respect to the Investment Bank, and pages 110 to 112 with respect to the Corporate Center. For a breakdown of revenues by category of activity and geographic market for each of the last three financial years, please refer to Notes 2a and 2b to the Financial information report Segment reporting on pages 281 to 287 and Segment reporting by geographic location on page 288.

3	Please refer to Seasonal characteristics on page 30 of the Strategy, performance and responsibility report.

4	Not applicable.

6	None.

8	Please see Regulation and supervision on pages 218 to 220 of the Corporate governance and compensation report.
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
Item 5 on pages 10 to 11 of the annual report on Form 20-F is hereby amended as follows: “A—Operating Results”, “B—Liquidity and Capital Resources”, “E—Off-balance Sheet Arrangements” and “F—Tabular Disclosure of Contractual Obligations” are replaced by the following:
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
     Please also see Exposure to monoline insurers, Exposure to auction rate securities and Exposure to leveraged finance deals on pages 125 to 127 of the Risk and treasury management report.
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
     For a discussion of UBS’s long-term credit ratings, please see Credit ratings on pages 158 of the Risk and treasury management report.
E—Off-balance Sheet Arrangements.
     Please see Off-balance sheet arrangements on pages 47 to 51 of the Strategy, performance and responsibility report and Notes 24 and 25, Pledgeable off-balance-sheet securities and Operating lease commitments, respectively, on pages 319 to 320 of the Financial information report.
F—Tabular Disclosure of Contractual Obligations.
     Please see Contractual obligations on page 47 of the Strategy, performance and responsibility report.
Item 7 on page 12 of the annual report on Form 20-F is hereby amended as follows: “A—Major Shareholders” is replaced by the following:
Item 7. Major Shareholders and Related Party Transactions.
A—Major Shareholders.
     Please see Group structure and shareholders on pages 195 to 196 of the Corporate governance and compensation report. At December 31, 2008, the portion of UBS ordinary shares held in the United States was 275,845,594 by 1,039 record holders.
Item 8 on page 13 of the annual report on Form 20-F is hereby replaced in its entirety by the following:
Item 8. Financial Information.
A—Consolidated Statements and Other Financial Information.
     Please see Item 18 of this Form 20-F/A. Please refer to Distributions to shareholders on pages 170 to 171 of the Risk and treasury management report for a description of UBS’s dividend policy.
B—Significant Changes.
     Please see UBS’s first quarter 2009 report on Form 6-K, as furnished to the Securities and Exchange Commission on May 5, 2009. Please see Key factors affecting UBS’s financial positions and results of operations in 2008 on pages 29 to 30 of the Strategy, performance and responsibility report and Note 33 to the Financial Statements Post-balance sheet events on page 347 of the Financial information report.
Item 10 on pages 15 to 23 of the annual report on Form 20-F is hereby amended as follows: “B—Memorandum and Articles of Association is modified by the following:
Item 10. Additional Information.
B—Memorandum and Articles of Association

     The last sentence of “B—Memorandum and Articles of Association” on page 20 of the annual report on Form 20-F is hereby replaced with the following sentence:
     “Please see Capital structure on pages 197 and 198, Shareholders’ participation rights on pages 211 and 212 and Election and terms of office on page 202 of the Corporate governance and compensation report.”
Item 11 on page 24 of the annual report on Form 20-F is hereby replaced in its entirety by the following:
Item 11. Quantitative and Qualitative Disclosures About Market Risk.
(a) Quantitative Information About Market Risk.
     Please see Market risk on pages 128 to 133 of the Risk and treasury management report.
(b) Qualitative Information About Market Risk.
     Please see Market risk on pages 128 to 133 of the Risk and treasury management report.
(c) Interim Periods.
     Not applicable.

AMENDMENTS TO PART II
Item 15 on page 25 of the annual report on Form 20-F is hereby replaced in its entirety by the following:
Item 15. Controls and Procedures.
(a) Disclosure Controls and Procedures.
     Please see US regulatory disclosure requirements on pages 216 and 217 of the Corporate governance and compensation report. See also Exhibit 12 to this Form 20-F/A.
(b) Management’s Annual Report on Internal Control over Financial Reporting.
     Please see Management’s report on internal control over financial reporting on page 251 of the Financial information report.
(c) Attestation Report of the Registered Public Accounting Firm.
     Please see Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting on pages 252 and 253 of the Financial information report.
(d) Changes in Internal Control over Financial Reporting.
     None.

AMENDMENTS TO PART III
Item 18 on page 26 of the annual report on Form 20-F is hereby replaced in its entirety by the following:
Item 18. Financial Statements.
Please see the Financial Statements and the Notes to the Financial Statements on pages 251 to 370 of the Financial information report.
Item 19 on page 26 of the annual report on Form 20-F is hereby replaced in its entirety by the following:
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

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

UBS AG
/s/ Oswald Grübel
	Name:	Oswald Grübel
	Title:	Group Chief Executive Officer

Date: May 21, 2009	/s/ John Cryan
	Name:	John Cryan
	Title:	Group Chief Financial Officer

INDEX TO EXHIBITS

Exhibit
Number	Description
1.1.	Articles of Association of UBS AG (incorporated by reference to Exhibit 1.1 of UBS AG’s report of a foreign private issuer on Form 6-K furnished to the SEC on April 16, 2009).

1.2.	Organization Regulations of UBS AG (incorporated by reference to Exhibit 1.2 of UBS AG’s annual report on Form 20-F filed with the SEC on March 11, 2009).

2(b).	Instruments defining the rights of the holders of long-term debt issued by UBS AG and its subsidiaries.

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
4 | Corporate governance and compensation
5 | Financial information

Contents

2	Letter to shareholders
5	UBS reporting at a glance
6	Other sources of information
7	Contacts

1.	Strategy, performance and responsibility

12	Strategy and structure
18	The making of UBS
20	Current market climate and industry drivers
23	Risk factors
28	Financial performance
29	Measurement and analysis of performance
32	UBS reporting structure
33	Accounting changes
35	Key performance indicators
38	UBS results
44	Balance sheet
47	Off-balance sheet
52	Cash flows
54	UBS employees
60	Corporate responsibility

2.	UBS business divisions and Corporate Center

74	Global Wealth Management & Business Banking
77	Wealth Management International & Switzerland
83	Wealth Management US
89	Business Banking Switzerland
94	Global Asset Management
102	Investment Bank
110	Corporate Center

3.	Risk and treasury management

120	Risk management and control
125	Risk concentrations
128	Market risk
134	Credit risk
149	Operational risk
150	Treasury management
151	Liquidity and funding management
159	Interest rate and currency management
162	Capital management
168	Shares and capital instruments
172	UBS shares in 2008
176	Basel II Pillar 3

4.	Corporate governance and compensation

194	Corporate governance
195	Group structure and shareholders
197	Capital structure
199	Board of Directors
206	Group Executive Board
210	Senior leadership
211	Shareholders’ participation rights
213	Change of control and defense measures
214	Auditors
216	Information policy
218	Regulation and supervision
221	Compliance with New York Stock Exchange listing standards on corporate governance
223	Compensation, shareholdings and loans
224	Compensation governance
225	2008 compensation for the Board of Directors and Group Executive Board
230	Shares, options and loans for the Board of Directors and Group Executive Board (at end of 2008)
237	Compensation principles 2009 and beyond for UBS senior executives

5.	Financial information

244	Introduction
245	Accounting principles
246	Critical accounting policies
251	Consolidated financial statements
263	Notes to the consolidated financial statements
371	UBS AG (Parent Bank)
371	Parent Bank review
372	Parent Bank financial statements
374	Notes to the Parent Bank financial statements
393	Additional disclosure required under SEC regulations
393	A – Introduction
394	B – Selected financial data
398	C – Information on the company
399	D – Information required by industry guide 3

Annual Report 2008

Letter to shareholders

Dear Shareholders,

UBS recorded a net loss attributable to shareholders of CHF 21.3 billion in 2008. This extremely poor result stemmed primarily from the results of the fixed income trading business of the Investment Bank, mainly due to losses and writedowns on exposures related to US real estate and other credit positions. The loss has affected all stakeholders in UBS: in 2008, in US dollar terms, shareholders suffered a 58% fall in market capitalization, compared with the average 47% decline of the other members of the Dow Jones Banks Titans 30 Index; the total number of employees was reduced by 7%; and employee compensation was cut 36%. Clients have, understandably, expressed to us their disappointment about our losses, while at the same time stressing their appreciation for the advice and service levels they receive from their advisors.

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

UBS AG is incorporated and domiciled in Switzerland and operates under Swiss Company Law and Swiss Federal Banking Law as an Aktien-gesellschaft, a corporation that has issued shares of common stock to investors.

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

UBS financial highlights
	For the year ended				% change from
CHF million, except where indicated	31.12.08	31.12.07	31.12.06		31.12.07

Performance indicators from continuing operations

Diluted earnings per share (CHF)[1]	(7.75)	(2.61)	4.64		(197)

Return on equity attributable to UBS shareholders (%)[2]	(59.1)	(11.7)	23.9

Cost/income ratio (%)[3]	753.0	111.0	70.5

Net new money (CHF billion)[4]	(226.0)	140.6	151.7

Group results

Operating income	796	31,721	47,484		(97)

Operating expenses	28,555	35,463	33,365		(19)

Operating profit before tax (from continuing and discontinued operations)	(27,560)	(3,597)	15,007		(666)

Net profit attributable to UBS shareholders	(21,292)	(5,247)	11,527		(306)

Personnel (full-time equivalents)[5]	77,783	83,560	78,140		(7)

Invested assets (CHF billion)	2,174	3,189	2,989		(32)

UBS balance sheet and capital management

Balance sheet key figures

Total assets	2,014,815	2,274,891	2,348,733		(11)

Equity attributable to UBS shareholders	32,531	36,875	51,037		(12)

Market capitalization[6]	43,519	108,654	154,222		(60)

BIS capital ratios[7]

Tier 1 (%)	11.0	9.1 [8]	12.2	[8]

Total BIS (%)	15.0	12.2 [8]	15.0	[8]

Risk-weighted assets	302,273	374,421 [8]	344,015		(19)

Long-term ratings

Fitch, London	A+	AA	AA+

Moody’s, New York	Aa2	Aaa	Aa2

Standard & Poor’s, New York	A+	AA	AA+

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

The 2008 results and the balance sheet in this report differ from those presented in UBS’s fourth quarter 2008 report issued on 10 February 2009 due to: (1) the settlement agreements with the US Department of Justice and Securities and Exchange Commission related to the US cross-border case, as described in the “Settlement regarding the US cross-border case” sidebar in the “Wealth Management International & Switzerland” section of this report; (2) the determination by the Swiss National Bank (SNB) of the 30 September 2008 valuation of approximately USD 7.8 billion of securities not yet transferred by UBS to the SNB StabFund, as described in the “Transaction with the Swiss National Bank” sidebar in the “Strategy and structure” section of this report; and (3) restatements to correct identified accounting errors related to the 2008 financial statements as described in the “Accounting changes” section of this report. The total impact of the above items on net profit after tax was negative CHF 1,595 million.

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

The purchase price for the securities transferred to the fund on 16 December 2008 was the value of these securities as of 30 September 2008 as determined by the SNB based on a valuation conducted by third-party valuation experts. On the same basis, the SNB has since determined the purchase price to

Strategy, performance and responsibility

be paid for a further USD 7.8 billion in securities and other positions that have not yet been transferred to the fund. So far, the determined purchase prices for securities and other positions transferred to or to be transferred to the fund were, in the aggregate, USD 0.7 billion lower than the value UBS assigned to these positions on 30 September 2008. All of this difference is accounted for in UBS’s results for 2008. Purchase prices have not yet been determined for the other positions not yet transferred to the fund, valued at USD 14.4 billion by UBS on 30 September 2008. Any difference between the purchase prices to be determined by the SNB and the value UBS assigned to these positions will affect UBS’s results in first quarter 2009.

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
USD billion	Priced	Not yet priced		Total

US sub-prime	4.0	1.6		5.6

US Alt-A	1.5	0.8		2.4

US prime	1.2	0.7		1.9

US reference-linked note program	5.8	0.0		5.8

Commercial real estate	3.4	2.3		5.7

Student loan-backed securities	0.5	0.0		0.5

Other positions	8.5	9.0		17.5

Price difference	(0.7)		[1]	(0.7)

Total	24.2	14.4		38.6

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

UBS financial highlights
	As of or for the year ended				% change from
CHF million, except where indicated	31.12.08	31.12.07	31.12.06		31.12.07

Performance indicators from continuing operations

Diluted earnings per share (CHF)[1]	(7.75)	(2.61)	4.64		(197)

Return on equity attributable to UBS shareholders (%)[2]	(59.1)	(11.7)	23.9

Cost/income ratio (%)[3]	753.0	111.0	70.5

Net new money (CHF billion)[4]	(226.0)	140.6	151.7

Group results

Operating income	796	31,721	47,484		(97)

Operating expenses	28,555	35,463	33,365		(19)

Operating profit before tax (from continuing and discontinued operations)	(27,560)	(3,597)	15,007		(666)

Net profit attributable to UBS shareholders	(21,292)	(5,247)	11,527		(306)

Personnel (full-time equivalents)[5]	77,783	83,560	78,140		(7)

Invested assets (CHF billion)	2,174	3,189	2,989		(32)

UBS balance sheet and capital management

Balance sheet key figures

Total assets	2,014,815	2,274,891	2,348,733		(11)

Equity attributable to UBS shareholders	32,531	36,875	51,037		(12)

Market capitalization[6]	43,519	108,654	154,222		(60)

BIS capital ratios[7]

Tier 1 (%)	11.0	9.1 [8]	12.2	[8]

Total BIS (%)	15.0	12.2 [8]	15.0	[8]

Risk-weighted assets	302,273	374,421 [8]	344,015		(19)

Long-term ratings

Fitch, London	A+	AA	AA+

Moody’s, New York	Aa2	Aaa	Aa2

Standard & Poor’s, New York	A+	AA	AA+

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
–	In 2008, the Investment Bank recorded a gain on own credit from financial liabilities designated at fair value of CHF 2,032 million, resulting from the widening of UBS’s credit spread, which was partly offset by the effects of redemptions and repurchases of such liabilities. The cumulative own credit balance for such debt held at 31 December 2008 amounts to CHF 2,953 million. Refer to “Note 27 Fair value of financial instruments” in the financial statements of this report for more information. Financial liabilities designated at fair value are liabilities for which UBS applied the option granted by IFRS to fair value them through profit or loss, predominately issued structured products. The gain reflects an increase in the difference between the market value of UBS’s debt accounted for under the fair value option (which is presented on the balance sheet line “Financial liabilities designated at fair value”) and the amount it would cost UBS to issue this debt at current market terms. As a general rule, the market value of UBS’s outstanding debt decreases if UBS’s own credit spread widens and increases if UBS’s credit spread tightens. Therefore, if UBS’s credit spread were to tighten again in the future, the market value of UBS’s outstanding fair valued debt would increase accordingly, resulting in the reversal of some or all of the gains on own credit recorded so far, unless UBS redeems own debt before maturity.
–	Following the auction rate securities (ARS) settlement in August 2008, Wealth Management US recorded losses of CHF 1,636 million, of which CHF 1,464 million were in-

Strategy, performance and responsibility
Financial performance

cluded in general and administrative expenses, and CHF 172 million were recognized as trading losses. Under the ARS settlement, Wealth Management US agreed to purchase ARS from clients at their par value. Up to fourth quarter 2008, the ARS settlement liability represented a provision. The liability was reclassified from provisions to negative replacement values in fourth quarter 2008, when ARS settlement rights, which are treated as derivative instruments, were issued to and accepted by clients. Losses incurred post-reclassification represented trading losses.
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

Strategy, performance and responsibility

Accounting changes

Restatements made to the financial statements 2008

This Annual Report 2008, including UBS’s Group financial statements and other information, replaces the Annual Report 2008 issued and filed with the US SEC on Form 20-F on 11 March 2009.

UBS has restated its 2008 Group financial statements to correct identified accounting errors related to the 2008 Group financial statements included in the Annual Report 2008 issued on 11 March 2009. These errors are not material to the annual or quarterly 2008 financial statements, but related corrections would have been material to first quarter 2009 financial statements. The restatement comprises three items in excess of CHF 100 million as follows: increase in fair value of auction rate securities purchase commitments at 31 December 2008 (charge to net trading income of Wealth Management US of CHF 112 million), calculation of interest income based on the effective interest rate method for assets reclassified from “held-for-trading” to “loans and receivables” in fourth quarter 2008 (reduction of the interest income of the Investment Bank by CHF 180 million), realization of a foreign currency translation loss deferred in shareholders’ equity due to the partial disposals of an investment in a consolidated investment fund (reduction of other income of Corporate Center by CHF 192 million). In addition, a number of misstatements, individually below CHF 65 million, were adjusted resulting in an increase of net profit attributable to UBS shareholders by CHF 79 million.
The total net impact of all restated items on the 2008 results was a reduction of net profit and net profit attributable to UBS shareholders of CHF 405 million, and a reduction of equity and equity attributable to UBS shareholders of CHF 269 million. The BIS tier 1 capital decreased by CHF 217 million, the BIS total ratio decreased by 0.1% and the BIS tier 1 ratio was not affected by the restatement. 2008 quarterly net profits attributable to UBS shareholders were reduced by the following amounts: CHF 82 million in the first quarter, CHF 37 million in the second quarter, CHF 13 million in the third quarter and CHF 273 million in the fourth quarter.

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

Strategy, performance and responsibility
Financial performance

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
Effective 1 October 2008, UBS reclassified eligible assets which it intends to hold for the foreseeable future with a fair value of CHF 17.6 billion on that date from “held for trading” to the “loans and receivables” category. In addition, student loan auction rate securities (ARS) with a fair value of CHF 8.4 billion have been reclassified as of
31 December 2008. In fourth quarter 2008, an impairment charge of CHF 1.3 billion was recognized as credit loss expense on reclassified financial instruments. If reclassification had not occurred, the impairment charge would not have been recognized but a trading loss of CHF 4.8 billion would have been recorded in UBS’s fourth quarter income statement. In the fourth quarter, the operating profit before taxes would have been CHF 3.6 billion lower if the reclassification had not occurred. Refer to “Note 29 Measurement categories of financial assets and liabilities” in the financial statements of this report for more information on the reclassification of financial assets in 2008.

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

Cost/income ratio

Net new money

Key performance indicators
	For the year ended
	31.12.08	31.12.07	31.12.06

Return on equity (RoE) (%)[1]	(58.7)	(10.9)	25.7

RoE from continuing operations (%)[1]	(59.1)	(11.7)	23.9

Diluted earnings per share (EPS) (CHF)[2]	(7.69)	(2.43)	4.99

Diluted EPS from continuing operations (CHF)[2]	(7.75)	(2.61)	4.64

Cost/income ratio (%)[3]	753.0	111.0	70.5

Net new money (CHF billion)[4]	(226.0)	140.6	151.7

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

Strategy, performance and responsibility
Financial performance

2008

The key performance indicators show:
–	return on equity from continuing operations for full-year 2008 at negative 59.1%, down from negative 11.7% in 2007. The profits recorded by UBS’s wealth and asset management businesses were more than offset by substantial losses in the Investment Bank.
–	negative diluted earnings per share from continuing operations of CHF 7.75, compared with negative CHF 2.61 in 2007.
–	a cost/income ratio of 753.0%, compared with 111.0% a year ago.
–	net new money at negative CHF 226.0 billion, down from positive CHF 140.6 billion in 2007. Net new money outflows were most pronounced in the Global Wealth Management & Business Banking division, which recorded total net new money outflows of CHF 123.0 billion. Wealth

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

Strategy, performance and responsibility
Financial performance

UBS results

Income statement
	As of or for the year ended			% change from
CHF million, except where indicated	31.12.08	31.12.07	31.12.06	31.12.07

Continuing operations

Interest income	65,679	109,112	87,401	(40)

Interest expense	(59,687)	(103,775)	(80,880)	(42)

Net interest income	5,992	5,337	6,521	12

Credit loss (expense) / recovery	(2,996)	(238)	156

Net interest income after credit loss expense	2,996	5,099	6,677	(41)

Net fee and commission income	22,929	30,634	25,456	(25)

Net trading income	(25,820)	(8,353)	13,743	(209)

Other income	692	4,341	1,608	(84)

Total operating income	796	31,721	47,484	(97)

Cash components	16,356	22,342	21,346	(27)

Share-based components	(94)	3,173	2,685

Total personnel expenses	16,262	25,515	24,031	(36)

General and administrative expenses	10,498	8,429	7,942	25

Depreciation of property and equipment	1,241	1,243	1,244	0

Impairment of goodwill	341	0	0

Amortization of intangible assets	213	276	148	(23)

Total operating expenses	28,555	35,463	33,365	(19)

Operating profit from continuing operations before tax	(27,758)	(3,742)	14,119	(642)

Tax expense	(6,837)	1,369	2,998

Net profit from continuing operations	(20,922)	(5,111)	11,121	(309)

Discontinued operations

Profit from discontinued operations before tax	198	145	888	37

Tax expense	1	(258)	(11)

Net profit from discontinued operations	198	403	899	(51)

Net profit	(20,724)	(4,708)	12,020	(340)

Net profit attributable to minority interests	568	539	493	5

from continuing operations	520	539	390	(4)

from discontinued operations	48	0	103

Net profit attributable to UBS shareholders	(21,292)	(5,247)	11,527	(306)

from continuing operations	(21,442)	(5,650)	10,731	(280)

from discontinued operations	150	403	796	(63)

Earnings per share

Basic earnings per share (CHF)	(7.69)	(2.42)	5.19	(218)

from continuing operations	(7.74)	(2.61)	4.83	(197)

from discontinued operations	0.05	0.19	0.36	(74)

Diluted earnings per share (CHF)	(7.69)	(2.43)	4.99	(216)

from continuing operations	(7.75)	(2.61)	4.64	(197)

from discontinued operations	0.05	0.19	0.34	(74)

Additional information

Personnel (full-time equivalents)[1]	77,783	83,560	78,140	(7)

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

In 2008, UBS reported a Group net loss attributable to UBS shareholders (“attributable loss”) of CHF 21,292 million – a loss of CHF 21,442 million from continuing operations and a profit of CHF 150 million from discontinued operations. In 2007, UBS recorded an attributable loss of CHF 5,247 million.

Operating income

Total operating income was CHF 796 million in 2008, down from CHF 31,721 million in 2007. Net interest income at CHF 5,992 million was up 12% compared with CHF 5,337 million a year earlier. Net trading income was negative CHF 25,820 million, sharply down from negative CHF 8,353 million in 2007.

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

Net income from trading businesses

Net income from trading businesses dropped to negative CHF 27,203 million for full-year 2008. This compares with income of negative CHF 10,658 million in the prior year, with the decline mainly due to losses on disclosed risk con-

Trading versus non-trading income

centrations in the fixed income, currencies and commodities (FICC) area of the Investment Bank in 2008.

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
In 2008, the Investment Bank recorded a gain on own credit from financial liabilities designated at fair value of CHF

Net interest and trading income
	For the year ended			% change from
CHF million	31.12.08	31.12.07	31.12.06	31.12.07

Net interest income	5,992	5,337	6,521	12

Net trading income	(25,820)	(8,353)	13,743	(209)

Total net interest and trading income	(19,828)	(3,016)	20,264	(557)

Breakdown by businesses

Net income from trading businesses[1]	(27,203)	(10,658)	13,730	(155)

Net income from interest margin businesses	6,160	6,230	5,718	(1)

Net income from treasury activities and other	1,214	1,412	816	(14)

Total net interest and trading income	(19,828)	(3,016)	20,264	(557)

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

Net income from treasury activities and other

Net income from treasury activities and other was CHF 1,214 million compared with CHF 1,412 million. Gains from the accounting treatment of the MCNs issued on 5 March 2008 and 9 December 2008 were offset by negative income from the transaction with the SNB.

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

Other income

Other income decreased to CHF 692 million from CHF 4,341 million. The main driver for this change was UBS’s sale of its 20.7% stake in Julius Baer during second quarter 2007, which gave rise to the recognition in second quarter 2007 of a CHF 1,950 million pre-tax gain, attributed to the Corporate Center. 2008 included a gain of CHF 168 million from the sale of a stake in Adams Street Partners in the third quarter and a gain of CHF 360 million on the sale of UBS’s stake in Bank of China in the fourth quarter, partly offset by losses of CHF 192 million due to currency translation differences on partial disposals of an investment in a consolidated investment fund.

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

Strategy, performance and responsibility
Financial performance

Balance sheet

% change from
CHF million	31.12.08	31.12.07	31.12.07

Assets

Cash and balances with central banks	32,744	18,793	74

Due from banks	64,451	60,907	6

Cash collateral on securities borrowed	122,897	207,063	(41)

Reverse repurchase agreements	224,648	376,928	(40)

Trading portfolio assets	271,838	660,182	(59)

Trading portfolio assets pledged as collateral	40,216	114,190	(65)

Positive replacement values	854,100	428,217	99

Financial assets designated at fair value	12,882	11,765	9

Loans	340,308	335,864	1

Financial investments available-for-sale	5,248	4,966	6

Accrued income and prepaid expenses	6,141	11,953	(49)

Investments in associates	892	1,979	(55)

Property and equipment	6,706	7,234	(7)

Goodwill and intangible assets	12,935	14,538	(11)

Other assets	18,811	20,312	(7)

Total assets	2,014,815	2,274,891	(11)

Liabilities

Due to banks	125,628	145,762	(14)

Cash collateral on securities lent	14,063	31,621	(56)

Repurchase agreements	102,561	305,887	(66)

Trading portfolio liabilities	62,431	164,788	(62)

Negative replacement values	851,864	443,539	92

Financial liabilities designated at fair value	101,546	191,853	(47)

Due to customers	474,774	641,892	(26)

Accrued expenses and deferred income	10,196	22,150	(54)

Debt issued	197,254	222,077	(11)

Other liabilities	33,965	61,496	(45)

Total liabilities	1,974,282	2,231,065	(12)

Equity

Share capital	293	207	42

Share premium	25,250	12,433	103

Net income recognized directly in equity, net of tax	(4,335)	(1,161)	(273)

Revaluation reserve from step acquisitions, net of tax	38	38	0

Retained earnings	14,487	35,795	(60)

Equity classified as obligation to purchase own shares	(46)	(74)	38

Treasury shares	(3,156)	(10,363)	70

Equity attributable to UBS shareholders	32,531	36,875	(12)

Equity attributable to minority interests	8,002	6,951	15

Total equity	40,533	43,826	(8)

Total liabilities and equity	2,014,815	2,274,891	(11)

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
Currency effects for 2008 included a strengthening of the Swiss franc against the British pound, US dollar and euro. These effects deflated the balance sheet, excluding positive replacement values, by CHF 74 billion, implying an underlying reduction of effectively CHF 612 billion.
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

Shareholders’ equity

On 31 December 2008, equity attributable to UBS shareholders was CHF 32.5 billion, representing a decrease of CHF 4.3 billion compared with 31 December 2007.

The decline in 2008 reflects mainly the net loss attributable to shareholders of CHF 21.3 billion combined with other losses recognized directly in equity (including foreign currency translation) of CHF 3.2 billion. Refer to the “Statement of recognized income and expense” in the financial statements of this report for more information about the losses recognized directly in equity.
These equity reductions were largely offset by UBS’s capital strengthening measures taken in 2008 (see the table below showing the impact by equity attributable to UBS shareholders accounts).

Equity attributable to UBS shareholders development

			Net income			Equity
			recognized			attributable
		Share	directly	Retained	Treasury	to UBS
CHF billion	Share capital	premium	in equity	earnings	shares	shareholders

Starting balance	0.2	12.4	(1.2)	35.8	(10.4)	36.9

Net loss attributable to UBS shareholders				(21.3)		(21.3)

of which: amount relates to MCNs issued in March 2008[1]				3.7

of which: amount relates to MCNs issued in December 2008[2]				0.7

Rights issue	0.1	15.5				15.6

MCNs issued in March 2008[1]		7.0				7.0

MCNs issued in December 2008[2]		(3.6)				(3.6)

Share-based compensation plans/sale of treasury shares		(6.6)			7.2	0.6

Others		0.5	(3.2)			(2.7)

Ending balance	0.3	25.2	(4.3)	14.5	(3.2)	32.5

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

1 Includes only credit and performance guarantees and similar instruments, documentary credits, and undrawn irrevocable credit facilities. On 31 December 2008, the commitment to repurchase auction rate securities was recognized on UBS’s balance sheet as a negative replacement value for CHF 1,140 million (USD 1,069 million). It is not included into this table. Refer to the “Exposure to auction rate securities” sidebar in the “Risk concentrations” section of this report for more information.

Strategy, performance and responsibility
Financial performance

Cash flows

2008

At 31 December 2008, the level of cash and cash equivalents rose to CHF 179.7 billion, up CHF 30.6 billion from CHF 149.1 billion at the end of 2007.

Operating activities

Operating activities generated a cash inflow of CHF 77.0 billion in 2008 compared with a cash outflow of CHF 52.1 billion in 2007. Operating cash outflows (before changes in operating assets and liabilities and income taxes paid) totaled CHF 71.6 billion in 2008, an increase of CHF 67.9 billion from 2007. Net profit decreased CHF 16.0 billion compared with 2007.
Cash inflow of CHF 403.1 billion was generated by the net decrease in operating assets, while a cash outflow of CHF 253.6 billion was reflected in the operating liabilities. The increase in cash was used to fund the operating liabilities. Payments to tax authorities were CHF 0.9 billion in 2008, down CHF 2.8 billion from a year earlier.

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

Wealth Management US recorded a pre-tax loss of CHF 810 million in 2008, compared with a pre-tax profit of CHF 674 million in 2007. 2008 included auction rate securities-related charges of CHF 1,636 million. During this period:

Net new money outflows were CHF 10.6 billion compared with inflows of CHF 26.6 billion. Invested assets declined to CHF 600 billion from CHF 840 billion. The gross margin on invested assets increased five basis points to 82 basis points. The cost/income ratio increased to 113.4% from 89.9%. Recurring income declined 8% to CHF 3,835 million. Revenues per advisor decreased to CHF 721,000 from CHF 828,000.

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

Wealth Management
International & Switzerland

Wealth Management US

Business Banking Switzerland

Performance from continuing operations before tax
	For the year ended			% change from
CHF million	31.12.08	31.12.07	31.12.06	31.12.07

Wealth Management International & Switzerland	3,601	6,310	5,197	(43)

Wealth Management US	(810)	674	542

Business Banking Switzerland	2,449	2,267	2,281	8

Global Wealth Management & Business Banking	5,240	9,251	8,020	(43)

Global Asset Management	1,333	1,454	1,320	(8)

Investment Bank	(34,300)	(16,669)	5,568	(106)

Corporate Center	(31)	2,222	(789)	(101)

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

Investment Bank

Pre-tax loss of CHF 34,300 million in 2008, compared with a pre-tax loss of CHF 16,669 million in 2007. During this period:

The cost/income ratio and compensation ratio remained not meaningful due to negative overall results in both years. Average regulatory Value at Risk (VaR) (10-day, 99% confidence, five years of historical data) was CHF 374 million compared with CHF 514 million. The ratio of the impaired gross lending portfolio to the total gross lending portfolio was 3.6%, up from 0.4%.

Corporate Center

The Corporate Center produced a slightly negative result of CHF 31 million in 2008 from continuing operations, compared with a gain of CHF 2,222 million in 2007. During this period, total operating income decreased to CHF 998 million from CHF 3,562 million and total operating expenses declined to CHF 1,029 million from CHF 1,340 million.

UBS business divisions and Corporate Center
Global Wealth Management & Business Banking

Global Wealth Management & Business Banking

Global Wealth Management & Business Banking is a leading global provider of financial services for wealthy clients and the leading bank for individual and corporate clients in Switzerland.

Business division reporting
	As of or for the year ended			% change from
CHF million, except where indicated	31.12.08	31.12.07	31.12.06	31.12.07

Income	21,690	24,841	21,775	(13)

Credit loss (expense)/recovery	(421)	28	109

Total operating income	21,269	24,869	21,884	(14)

Cash components	9,191	10,564	9,074	(13)

Share-based components[1]	187	444	377	(58)

Total personnel expenses	9,378	11,008	9,451	(15)

General and administrative expenses	5,367	3,178	3,078	69

Services (to)/from other business units	926	1,106	1,040	(16)

Depreciation of property and equipment	261	241	232	8

Amortization of intangible assets	98	85	63	15

Total operating expenses	16,030	15,618	13,864	3

Business division performance before tax	5,240	9,251	8,020	(43)

Key performance indicators

Cost/income ratio (%)[2]	73.9	62.9	63.7

Attributed equity and risk-weighted assets

Average attributed equity (CHF billion)[3]	17.3

Return on attributed equity (RoaE) (%)[4]	30.4

BIS risk-weighted assets (CHF billion)[5]	89.2	169.7	155.2

Return on BIS risk-weighted assets (%)[6]	5.8	5.6	5.3

Goodwill and intangible assets (CHF billion)[7]	6.2	5.8	6.0

Additional information

Invested assets (CHF billion)	1,599	2,298	2,123	(30)

Net new money (CHF billion)[8]	(123.0)	156.3	114.5

Client assets (CHF billion)	2,393	3,554	3,337	(33)

Personnel (full-time equivalents)	49,541	51,243	48,200	(3)

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

UBS business divisions and Corporate Center
Global Wealth Management & Business Banking

Business performance

Business unit reporting
	As of or for the year ended			% change from
CHF million, except where indicated	31.12.08	31.12.07	31.12.06	31.12.07

Income	10,819	12,893	10,827	(16)

Credit loss (expense) / recovery	(390)	(1)	1

Total operating income	10,429	12,892	10,828	(19)

Cash components	3,037	3,704	2,999	(18)

Share-based components[1]	75	169	174	(56)

Total personnel expenses	3,112	3,873	3,173	(20)

General and administrative expenses	2,001	1,064	885	88

of which: impact from US cross-border case	917

Services (to) / from other business units	1,581	1,531	1,479	3

Depreciation of property and equipment	97	95	84	2

Amortization of intangible assets	38	19	10	100

Total operating expenses	6,828	6,582	5,631	4

Business unit performance before tax	3,601	6,310	5,197	(43)

of which: impact from US cross-border case	(917)

business unit performance before tax excluding US cross-border case	4,518	6,310	5,197	(28)

Key performance indicators

Invested assets (CHF billion)	870	1,294	1,138	(33)

Net new money (CHF billion)[2]	(101.0)	125.1	97.6

Gross margin on invested assets (bps)[3]	97	103	103	(6)

Cost/income ratio (%)[4]	63.1	51.1	52.0

Client advisors (full-time equivalents)	5,755	5,774	4,742	0

Client advisor productivity

Revenues per advisor (CHF thousand)[5]	1,824	2,424	2,441	(25)

Net new money per advisor (CHF thousand)[6]	(17,029)	23,516	22,008

Invested assets per advisor (CHF thousand)[7]	187,159	234,504	236,879	(20)

International clients

Income	8,185	9,739	7,907	(16)

Invested assets (CHF billion)	682	1,013	862	(33)

Net new money (CHF billion)[2]	(71.3)	115.6	90.8

Gross margin on invested assets (bps)[3]	94	101	101	(7)

Swiss clients

Income	2,634	3,154	2,920	(16)

Invested assets (CHF billion)	189	281	276	(33)

Net new money (CHF billion)[2]	(29.7)	9.5	6.8

Gross margin on invested assets (bps)[3]	110	111	110	(1)

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

UBS business divisions and Corporate Center
Global Wealth Management & Business Banking

Business performance

Business unit reporting
	As of or for the year ended			% change from
CHF million, except where indicated	31.12.08	31.12.07	31.12.06	31.12.07

Income	5,847	6,662	5,863	(12)

of which: ARS settlement impact	(172)

Credit loss (expense) / recovery	(25)	(2)	(1)

Total operating income	5,821	6,660	5,862	(13)

Cash components	3,806	4,352	3,686	(13)

Share-based components[1]	85	199	153	(57)

Total personnel expenses	3,891	4,551	3,839	(15)

General and administrative expenses	2,348	976	1,073	141

of which: ARS settlement impact	1,464

Services (to) / from other business units	238	314	281	(24)

Depreciation of property and equipment	94	79	74	19

Amortization of intangible assets	60	66	53	(9)

Total operating expenses	6,631	5,986	5,320	11

Business unit performance before tax	(810)	674	542

of which: ARS settlement impact	(1,636)

business unit performance before tax excluding ARS settlement impact	826	674	542	23

Key performance indicators

Invested assets (CHF billion)	600	840	824	(29)

Net new money (CHF billion)[2]	(10.6)	26.6	15.7

Net new money including interest and dividend income (CHF billion)[3]	11.7	51.5	37.9	(77)

Gross margin on invested assets (bps)[4]	82	77	76	6

Cost / income ratio (%)[5]	113.4	89.9	90.7

Recurring income[6]	3,835	4,173	3,488	(8)

Financial advisor productivity

Revenues per advisor (CHF thousand)[7]	721	828	776	(13)

Net new money per advisor (CHF thousand)[8]	(1,307)	3,305	2,077

Invested assets per advisor (CHF thousand)[9]	87,876	107,719	101,922	(18)

Attributed equity and risk-weighted assets

Average attributed equity (CHF billion) [10]	7.3

Return on attributed equity (RoaE) (%) [11]	(11.1)

BIS risk-weighted assets (CHF billion) [12]	25.9	18.7	18.3

Return on BIS risk-weighted assets (%) [13]	(3.8)	3.6	3.0

Goodwill and intangible assets (CHF billion) [14]	4.3	4.0	4.3

Additional information

Client assets (CHF billion)	636	917	909	(31)

Personnel (full-time equivalents)	18,929	19,347	18,557	(2)

Financial advisors (full-time equivalents)	8,182	8,248	7,880	(1)

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
The gross margin on invested assets was 82 basis points in 2008, up from 77 basis points in 2007. The increase is mainly a result of a six basis point increase in the recurring income margin to 54 basis points, while the non-recurring margin decreased one basis point to 28 basis points.
The cost/income ratio increased to 113.4% in 2008 from 89.9% in 2007. Following the auction rate securities (ARS) settlement in August 2008, Wealth Management US recorded losses of CHF 1,636 million, of which CHF 1,464 million were included in general and administrative expenses, and CHF 172 million were recognized as trading losses. Under the ARS settlement, Wealth Management US agreed to purchase ARS from clients at their par value. Up to fourth quarter 2008, the ARS settlement liability represented a provision. The liability was re-classified from provisions to negative replacement values in fourth quarter 2008, when ARS settlement rights, which are treated as derivative instruments, were issued and accepted by clients. Losses incurred post-reclassification represented trading losses. Excluding ARS-related charges, the cost / income ratio improved to 85.8% due to lower expenses, including reduced performance-based compensation accruals. Refer to the “Exposure to auction rate securities” sidebar in the “Risk concentration” section of this report for more information.
In 2008, recurring income was CHF 3,835 million, down 8% from CHF 4,173 million a year earlier. Excluding the impact of currency fluctuations, recurring income increased 6% in 2008, driven by growth in net interest income from increased deposit balances, while recurring fee income declined slightly due to lower asset levels. Recurring income represented 66% of total operating income in 2008, compared with 63% in 2007.
Revenues per advisor decreased in 2008 to CHF 721,000 from CHF 828,000 in 2007. In US dollar terms, revenues per advisor were on par as higher recurring income was offset by lower transactional revenue. The number of financial advisors at 31 December 2008 was 8,182, down 66 or 1% from a year earlier. Turnover among financial advisors was concentrated among lower producing advisors, including trainees.

Results

For full-year 2008, Wealth Management US recorded a pre-tax loss of CHF 810 million compared with a pre-tax profit of CHF 674 million in 2007. Driving the decline were total ARS-related charges of CHF 1,636 million taken during 2008. Excluding these charges, the pre-tax result would have increased 23%. In US dollar terms and excluding ARS-related charges, the pretax performance would have increased 41% driven by resilient operating income growth during a challenging environment, coupled with a decline in expenses, including lower performance-based compensation accruals.

Operating income
In 2008, total operating income was CHF 5,821 million, down 13% from CHF 6,660 million in 2007. Excluding currency effects and ARS related trading losses, operating income increased 4% from 2007. The increase in operating income reflects stronger net interest income related to an increase in deposit balances, and a positive impact of the new equity attribution framework introduced in first quarter 2008, partly offset by lower transactional revenue and an increase in credit losses.

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

2008 was another dramatic year for global bond markets. Some easing of financial market stress was evident towards the end of the first quarter but this was soon reversed as the economic outlook deteriorated. Levels of stress in money markets, government and corporate bond markets increased dramatically during the third quarter, culminating with the Lehman bankruptcy in September. Despite historic levels of government and central bank intervention globally, the third quarter saw a substantial flight to quality in fixed income markets. Corporate bond yield spreads (the difference in yield versus government bonds) increased substantially. In the fourth quarter, central banks cut rates aggressively and combined with falling inflation expectations, this led to substantial falls in yield in developed government bond markets. Despite the announced bank bail-out plans, yield spreads on financial sector bonds widened to record levels. A combination of these factors and our portfolio positioning led to significant underperformance of US, UK, global aggregate and absolute return strategies. The structured credit exposure in some of these strategies was a factor, although less so as the year progressed as a result of exposures being reduced. In contrast, European aggregate, Australian, US municipal and high yield strategies outperformed. Money market funds continued to achieve their capital preservation objectives and Global Asset Management did not need to support its large funds, including its US 2a7, Swiss or Luxembourg money market funds. Refer to the discussion on other types of support in the “Off-balance sheet” section of this report for more information on UBS’s support to non-consolidated funds in its wealth and asset management businesses.
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

Fixed income, currencies and commodities

The FICC business area delivers products and solutions to corporate, institutional and public sector clients in all major markets. In response to changes in global markets and client demand, FICC significantly restructured at the start of 2009 to improve client service, simplify its operating model, strengthen risk management and focus on competitive strengths. The real estate and securitization business will be exited (with the exception of pass-through trading, which is now part of macro, described below); certain commodities businesses (excluding precious metals) have been sold, and the structured products business significantly downsized. In December 2008, a significant proportion of FICC risk positions were transferred to a fund owned and controlled by the Swiss National Bank (SNB), and further positions are planned to be transferred in March 2009. Refer to the “Transaction with the Swiss National Bank” sidebar in the “Strategy and structure” section of this report for more information on this transaction. In first quarter 2009 additional risk positions will be isolated in a specialist group whose mandate is to maximize value while conducting an orderly exit of positions.
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

UBS business divisions and Corporate Center

Business performance

Business division reporting

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.08	31.12.07	31.12.06	31.12.07

Investment banking	2,880	6,636	4,999	(57)

Advisory	1,609	2,697	1,821	(40)

Capital market revenues	1,844	4,261	3,631	(57)

equities	977	2,783	2,095	(65)

fixed income, currencies and commodities	866	1,478	1,536	(41)

Other fee income and risk management	(573)	(322)	(453)	(78)

Sales and trading	(26,712)	(7,833)	16,727	(241)

Equities	5,184	9,004	8,387	(42)

Fixed income, currencies and commodities	(31,895)	(16,837)	8,340	(89)

Total Investment Bank income	(23,832)	(1,197)	21,726

Credit loss (expense) / recovery[1]	(2,575)	(266)	47	(868)

Total Investment Bank operating income excluding own credit	(26,407)	(1,463)	21,773

Own credit[2]	2,032	659	0	208

Total Investment Bank operating income as reported	(24,375)	(804)	21,773

Cash components	5,173	8,902	9,788	(42)

Share-based components[3]	(292)	2,384	1,898

Total personnel expenses	4,882	11,286	11,686	(57)

General and administrative expenses	3,399	3,386	3,210	0

Services (to) / from other business units	990	811	1,034	22

Depreciation of property and equipment	231	210	203	10

Impairment of goodwill	341	0	0

Amortization of intangible assets	83	172	72	(52)

Total operating expenses	9,925	15,865	16,205	(37)

Business division performance before tax	(34,300)	(16,669)	5,568	(106)

Key performance indicators

Compensation ratio (%)[4]	N/A [5]	N/A [5]	53.8

Cost / income ratio (%)[6]	N/A [5]	N/A [5]	74.6

Impaired lending portfolio as a % of total lending portfolio, gross	3.6	0.4	0.1

Average VaR (10-day, 99% confidence, 5 years of historical data)[7]	374	514	410	(27)

Attributed equity and risk-weighted assets

Average attributed equity (CHF billion)[8]	26.8

Return on attributed equity (RoaE) (%)[9]	(128.2)

BIS risk-weighted assets (CHF billion) [10]	195.8	190.7	174.6

Return on BIS risk-weighted assets (%) [11]	(15.8)	(8.7)	3.5

Goodwill and intangible assets (CHF billion) [12]	4.6	5.3	5.5

Additional information

Personnel (full-time equivalents)	17,171	21,779	21,733	(21)

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

Results

In 2008, the Investment Bank recorded a pre-tax loss of CHF 34,300 million compared with a pre-tax loss of CHF 16,669 million in 2007, primarily due to the losses on risk positions within the fixed income, currencies and commodities (FICC) area. For full-year 2008, equities and investment banking revenues were down from a record year in 2007. A credit loss expense of CHF 2,575 million was recorded in 2008, mainly due to impairment charges taken on reclassified financial assets, as mentioned above, compared with CHF 266 million in 2007. In 2008, the Investment Bank recorded a gain on own credit from financial liabilities designated at fair value of CHF 2,032 million, resulting from the widening of UBS’s credit spread, which was partly offset by the effects of redemptions and repurchases of such liabilities. Refer to “Note 27 Fair value of financial instruments” in the financial statements of this report for more information. Operating expenses for the Investment Bank in 2008 decreased sig-nificantly from 2007, mainly reflecting lower performance-related compensation.

Operating income

Total operating income in 2008 was negative CHF 24,375 million, down from negative CHF 804 million a year earlier.

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

Fixed income, currencies and commodities

Revenues were negative CHF 31,895 million, down from negative CHF 16,837 million a year earlier. Consequences of the global market crisis, including forced liquidations, government bail-outs and consolidation in the banking sector, negatively affected the majority of the FICC businesses in 2008. Credit recorded losses in both client and proprietary trading as a result of the significant turbulence in the markets and subsequent severe lack of liquidity. The negative emerging markets result was driven by losses in Asia Pacific.
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

UBS business divisions and Corporate Center

Results

Corporate Center reporting

	As of or for the year ended			% change from
CHF million, except where indicated	31.12.08	31.12.07	31.12.06	31.12.07

Total operating income	998	3,562	607	(72)

Cash components	1,069	1,244	1,179	(14)

Share-based components[1]	7	121	140	(94)

Total personnel expenses	1,076	1,365	1,319	(21)

General and administrative expenses	1,299	1,306	1,255	(1)

Services (to)/from other business units	(2,066)	(2,070)	(1,969)	0

Depreciation of property and equipment	720	739	782	(3)

Amortization of intangible assets	0	0	9

Total operating expenses[2]	1,029	1,340	1,396	(23)

Performance from continuing operations before tax	(31)	2,222	(789)	(101)

Performance from discontinued operations before tax	198	145	888	37

Performance before tax	167	2,367	99	(93)

Contributions from private equity/Industrial Holdings

Total operating income	22	689	313	(97)

Total operating expenses	54	163	67	(67)

Operating profit from continuing operations before tax	(32)	526	246

Profit from discontinued operations before tax	155	138	884	12

Additional information

BIS risk-weighted assets (CHF billion)[3]	8.8	10.2	11.5

Personnel (full-time equivalents)[4]	7,285	6,913	4,771	5

Personnel for the Operational Corporate Center (full-time equivalents)	1,572	1,622	1,452	(3)

Personnel for ITI[5] (full-time equivalents)	4,066	4,343	3,055	(6)

Personnel for Group Offshoring (full-time equivalents)	1,646	948	264	74

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

UBS business divisions and Corporate
Center Corporate Center

2008

Results

The Corporate Center recorded a result from continuing operations of negative CHF 31 million in full-year 2008, down from a gain of CHF 2,222 million in 2007. This decline was mainly related to a charge of CHF 3.4 billion following a transaction between UBS and the Swiss National Bank (SNB) in the fourth quarter. This charge reflects a net loss arising from the acquisition of the equity purchase option, and the impact of the contingent issuance of UBS shares in connection with the transaction. The total charge also includes the fair valuation impact of the mandatory convertible notes (MCNs) placed with the Swiss Confederation. The call component of the MCNs will be revalued each quarter and UBS expects a corresponding fluctuation in the results of the Corporate Center. This fluctuation is subject to the expected volatility of the UBS share price and will continue until the conversion of the MCNs into UBS shares. The loss from the SNB transaction is reported in the Corporate Center as it benefits the whole bank and not just the Investment Bank. At the 27 November 2008 extraordinary general meeting, shareholders approved for this purpose the creation of conditional capital in the maximum amount of 365 million shares. Furthermore, 2008 was impacted by losses resulting from cash flow hedge ineffectiveness, driven by the accelerated amortization of gains recorded until November 2007.

On the positive side, a gain of CHF 3,860 million due to the accounting treatment of the MCNs in first quarter 2008 and a gain of CHF 174 million on UBS’s sale of its stake in Bank of China in the fourth quarter assisted the 2008 result.

Operating income

Total operating income decreased to CHF 998 million in 2008 from CHF 3,562 million in 2007, largely driven by the above-
mentioned SNB transaction and fair valuation of the MCNs in fourth quarter 2008, losses on swaps not fully eligible for hedge accounting, losses of CHF 192 million due to currency translation differences on partial disposals of an investment in a consolidated investment fund, and a gain from UBS’s sale of its stake in Bank of China. The 2007 result was driven by a gain from the sale of UBS’s 20.7% stake in Julius Baer. In addition, the contribution from the former Industrial Holdings decreased to CHF 22 million in 2008, compared with CHF 689 million in 2007.

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

Risk-weighted assets and eligible capital

In 2008, risk-weighted assets declined from CHF 374.4 billion (Basel I) to CHF 302.3 billion. In this period, eligible tier 1 capital decreased from CHF 34.1 billion to CHF 33.2 billion, reflecting the effects of losses incurred during 2008 and further negative impacts on equity, only partially offset by the positive effects from issues of capital instruments.

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

Capital adequacy
	Basel II	Basel I
CHF million, except where indicated	31.12.08	31.12.08	31.12.07

BIS tier 1 capital	33,154	35,671	34,101

of which hybrid tier 1 capital	7,393	7,393	6,387

BIS total capital	45,367	46,012	45,797

BIS tier 1 capital ratio (%)	11.0	9.8	9.1

BIS total capital ratio (%)	15.0	12.7	12.2

Credit risk[1]	222,563	326,608	323,345

Non-counterparty related risk	7,411	8,826	8,966

Market risk	27,614	27,614	42,110

Operational risk	44,685	N/A	N/A

Total BIS risk-weighted assets	302,273	363,048	374,421

1 Includes securitization exposures and equity exposures not part of the trading book and capital requirements for failed trades.

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

Exposure to credit risk – UBS Group
For the year ended
	31.12.2008					31.12.2007
	IFRS[1] reported		Adjustments:			IFRS[1] reported
	values		Maximum	Credit	Credit	values		Credit	Credit
	Maximum		exposure	exposure	exposure	Maximum		exposure	exposure
	exposure to		to internal	before	after	exposure to		before	after
CHF million	credit risk[2]		risk view	hedges[3]	hedges[4]	credit risk[2]		hedges[3]	hedges[4]
Balances with central banks	29,156			29,156		16,433		16,434

Due from banks	64,451		(45,419)	19,032		60,907		26,304

Loans	340,308		(68,627)	271,681		335,864		285,093

Contingent claims	19,699		(807)	18,892		20,824		20,347

Undrawn irrevocable credit facilities	60,316		(3,326)	56,990		83,980		80,971

Banking products	513,930		(118,179)	395,750	347,900	518,008		429,149	377,622

Derivative instruments	854,100		(626,448)	227,652		428,217		184,809

Securities lending/borrowing	122,897	}	(300,694)	46,851		207,063	}	58,896

Repurchase/reverse repurchase agreements	224,648					376,928

Traded products	1,201,645		(927,142)	274,503	263,677	1,012,208		243,704	237,790

Financial assets designated at fair value – debt instruments	5,153					4,116

Financial Investments available-for-sale – debt instruments	3,567					1,383

Trading portfolio assets – debt instruments	224,862					376,928

Accrued income	3,238					9,200

Other assets	6,189					12,874

Irrevocable commitments to acquire ARS	16,571					N/A

Other products	259,580					404,501

Total at the year-end	1,975,155		(1,304,902)	670,253	611,577	1,934,717		672,853	615,412

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
Compared with 31 December 2007, the past due exposure decreased CHF 0.5 billion at 31 December 2008.

Risk and treasury management

Past due but not impaired loans
	On
CHF million	31.12.08	31.12.07

1–10 days	522	515

11–30 days	89	1,381

31–60 days	272	74

61–90 days	331	36

> 90 days	547	262

Total	1,761	2,268

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

Maturity breakdown of long-term straight debt portfolio
The graph below shows a contractual maturity breakdown of the portion of UBS’s long-term debt portfolio consisting of straight debt (and therefore excluding all structured debt, which is predominately booked as “financial liabilities desig-

Long-term straight debt – contractual maturities

nated at fair value”). This amounted to CHF 55 billion on 31 December 2008, and is accounted for on the balance sheet as part of the CHF 197 billion shown on the “Debt issued” line (which in addition includes money market paper issued and the December 2008 MCN issuance). UBS’s long-term straight debt portfolio is composed of CHF 42 billion of senior debt (including both publicly and privately placed notes and bonds as well as Swiss cash bonds) and CHF 13 billion of subordinated debt. CHF 5 billion, or 9%, of the positions mature during 2009.

Risk and treasury management

Maturity analysis
	On-demand and trading instruments
	Instruments				Due	Due	Due
	at cost and at	Instruments	Instruments	Due	between	between	between
	fair value/	at fair value/	at fair value/	within	1 and 3	3 and 12	1 and 5	Due after
CHF billion	level 1	level 2	level 3	1 month	months	months	years	5 years	Total

Assets

Cash and balances with central banks	32.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	32.7

Due from banks	54.6	0.0	0.0	5.3	1.1	1.4	1.7	0.4	64.5

Cash collateral on securities borrowed	77.8	0.0	0.0	43.7	1.4	0.0	0.0	0.0	122.9

Reverse repurchase agreements	28.0	0.0	0.0	179.6	8.7	6.8	0.8	0.7	224.6

Trading portfolio assets [1]	128.1	128.4	15.3	0.0	0.0	0.0	0.0	0.0	271.8

Trading portfolio assets pledged as collateral[1]	25.4	13.2	1.6	0.0	0.0	0.0	0.0	0.0	40.2

Positive replacement values[1]	5.1	811.2	37.8	0.0	0.0	0.0	0.0	0.0	854.1

Financial assets designated at fair value[2]	1.1	0.1	0.0	1.5	0.5	1.0	4.0	4.7	12.9

Loans	71.4	0.0	0.0	71.8	33.1	32.6	80.5	50.9	340.3

Financial investments available-for-sale	0.0	0.5	1.1	1.4	0.8	0.2	0.1	1.1	5.2

Accrued income and prepaid expenses	0.0	0.0	0.0	6.1	0.0	0.0	0.0	0.0	6.1

Investments in associates	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.9	0.9

Property and equipment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	6.7	6.7

Goodwill and other intangible assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	12.9	12.9

Other assets	0.0	0.0	0.0	18.8	0.0	0.0	0.0	0.0	18.8

Total 31.12.08	424.1	953.5	55.9	328.2	45.5	42.1	87.1	78.3	2,014.8

Total 31.12.07	676.4	787.5	75.7	438.5	80.9	76.1	79.9	59.8	2,274.9

Liabilities

Due to banks	55.1	0.0	0.0	52.3	12.2	4.9	0.8	0.4	125.6

Cash collateral on securities lent	12.6	0.0	0.0	1.5	0.0	0.0	0.0	0.0	14.1

Repurchase agreements	8.6	0.0	0.0	82.6	5.7	5.1	0.3	0.3	102.6

Trading portfolio liabilities [1]	33.9	27.5	1.0	0.0	0.0	0.0	0.0	0.0	62.4

Negative replacement values[1]	4.9	812.0	35.0	0.0	0.0	0.0	0.0	0.0	851.9

Financial liabilities designated at fair value[3]	0.0	0.0	0.0	0.6	7.8	20.7	37.2	35.3	101.5

Due to customers	208.6	0.0	0.0	206.1	34.3	16.2	0.5	9.1	474.8

Accrued expenses and deferred income	0.0	0.0	0.0	10.2	0.0	0.0	0.0	0.0	10.2

Debt issued	0.0	0.0	0.0	83.6	20.7	13.9	37.1	41.9	197.3

Other liabilities	13.1	0.0	0.0	20.9	0.0	0.0	0.0	0.0	34.0

Total 31.12.08	336.7	839.5	36.0	457.8	80.6	60.7	75.9	87.0	1,974.3

Total 31.12.07	501.9	465.0	16.8	671.4	190.7	167.8	106.5	111.0	2,231.1

Off-balance sheet

Undrawn irrevocable facilities [4]	59.9	0.0	0.0	0.2	0.0	0.1	0.1	0.0	60.3

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
At year-end 2008, the BIS tier 1 ratio amounted to 11.0% and the total capital ratio to 15.0%, compared with 9.1% and 12.2%, respectively, under Basel I rules at year-end 2007. In this period, risk-weighted assets declined from CHF 374.4 billion (Basel I) to CHF 302.3 billion, while tier 1 capital decreased from CHF 34.1 billion to CHF 33.2 billion.
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
è Refer to the “Credit risk” section of this report for more information

FINMA[1] adjusted assets for leverage ratio calculation

CHF billion, except where indicated	Average fourth quarter 2008

Total assets (IFRS)[2] prior to deductions	2,212

Less: difference between IFRS and Swiss GAAP positive replacement values[3]	(653)

Less: loans to Swiss clients (excluding banks)	(165)

Less: cash and balances with central banks	(27)

Less: Other[4]	(20)

Total adjusted assets	1,347

FINMA consolidated leverage ratio (%)	2.46

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

Tier 1 capital/UBS shares
On 31 December 2008, the regulatory eligible tier 1 capital was CHF 33.2 billion, down CHF 0.9 billion compared with year-end 2007. This is the net effect of: CHF 21.3 billion in losses incurred during 2008; reversal for capital purposes of CHF 4.5 billion gains recognized under IFRS related to the accounting for the mandatory convertible notes (MCNs) issued in March and December 2008 (refer to the “IFRS equity to BIS tier 1 capital” section below for more information); CHF 3.8 billion reductions of capital related to own shares; CHF 2.9 billion losses recognized directly in equity; additional deductions of CHF 2.6 billion for intangible assets and other Basel II deductions; and the reversal of CHF 2.3 billion of gains on own credit for capital purposes. These negative effects were compensated by the issue of CHF 13.0 billion MCNs on 5 March 2008, proceeds of EUR 1.0 billion from the issuance of perpetual preferred securities on 11 April 2008, the net proceeds from the rights issue of CHF 15.6 billion on 17 June 2008, and the issuance of CHF 6.0 billion MCNs on 9 December 2008.

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

Tier 2 capital
Tier 2 capital consists mainly of subordinated long-term debt that ranks senior to both UBS shares and hybrid tier 1 instru-

Capital adequacy
	Basel II	Basel I
CHF million, except where indicated	31.12.08	31.12.08	31.12.07

BIS tier 1 capital	33,154	35,671	34,101

of which hybrid tier 1 capital	7,393	7,393	6,387

BIS total capital	45,367	46,012	45,797

BIS tier 1 capital ratio (%)	11.0	9.8	9.1

BIS total capital ratio (%)	15.0	12.7	12.2

Credit risk[1]	222,563	326,608	323,345

Non-counterparty related risk	7,411	8,826	8,966

Market risk	27,614	27,614	42,110

Operational risk	44,685	N/A	N/A

Total BIS risk-weighted assets	302,273	363,048	374,421

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
–	The different treatment of MCNs placed with the Swiss Confederation in December 2008 for IFRS and regulatory capital purposes: IFRS equity attributable to UBS shareholders decreased overall by CHF 2.9 billion, which reflects the net effect of a reduction to share premium of CHF 3.6 billion and a positive impact on retained earnings of CHF 0.7 billion. In contrast, tier 1 capital increased by CHF 6.0 billion. Refer to “Note 26 Capital increases and mandatory convertible notes” in the financial statements of this report for more information.
–	A negative impact on BIS share premium of CHF 0.9 billion from adjustments for the recognition of interest payments on both MCNs for capital purposes.
–	The inability to recognize, for tier 1 capital, fair value changes recorded directly in equity under IFRS from financial investments available-for-sale and cash flow hedges (reduction of CHF 1.3 billion).
–	Further corrections in retained earnings for gains on own credit of CHF 3.0 billion relating to the application of the fair value option under International Accounting Standard (IAS) 39 for capital adequacy purposes.

Capital components
	Basel II	Basel I
CHF million	31.12.08	31.12.08	31.12.07

Core capital prior to deductions	48,758	48,758	51,437

of which: paid-in share capital	293	293	207

of which: share premium, retained earnings, currency translation differences and other elements	41,072	41,072	44,842

of which: non-innovative capital instruments	1,810	1,810	340

of which: innovative capital instruments	5,583	5,583	6,047

Less: treasury shares/deduction for own shares[1]	(1,488)[2]	(1,488)	(4,133)

Less: goodwill & intangible assets[3]	(12,950)	(11,600)	(13,203)

Less: other Basel II deductions[4]	(1,167)	N/A

Total eligible tier 1 capital	33,154	35,671	34,101

Upper tier 2 capital	1,090	69	301

Lower tier 2 capital	12,290	12,290	13,770

Less: other Basel I deductions[5]	N/A	(2,018)	(2,375)

Less: other Basel II deductions[4]	(1,167)	N/A

Total eligible capital	45,367	46,012	45,797

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

Reconciliation of International Financial Reporting Standards equity to BIS tier 1 capital

	31.12.08
		Basel II		Basel I
		Reconciliation
CHF million	IFRS[1] view	items	BIS view	BIS view

Share capital	293	0	293	293

Share premium	25,250	8,500	33,750	33,750

Net income recognized directly in equity, net of tax	(4,335)	(1,265)	(5,600)	(5,600)

Revaluation reserve from step acquisitions, net of tax	38	0	38	38

Retained earnings	14,487	(7,716)	6,771	6,771

Equity classified as obligation to purchase own shares	(46)	46	0	0

Equity attributable to minority interests	8,002	(495)	7,507	7,507

Treasury shares/deduction for own shares	(3,156)	1,668 [2]	(1,488)	(1,488)

Mandatory convertible notes (MCNs) to the Swiss Confederation	0 [3]	6,000	6,000	6,000

Total equity/gross tier 1 including MCNs and hybrid tier 1 instruments	40,533	6,738	47,271	47,271

Less: goodwill, intangible assets and other Basel II deduction items			(14,117)[4]	(11,600)[5]

Eligible tier 1 capital			33,154	35,671

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

Average equity attributed
CHF billion	2008	4Q08	3Q08	2Q08	1Q08

Wealth Management International & Switzerland	6.1	6.0	5.9	6.2	6.3

Wealth Management US	7.3	8.3	7.6	6.8	6.6

Business Banking Switzerland	3.8	3.7	3.5	4.0	4.1

Global Wealth Management & Business Banking	17.3	18.0	17.0	17.0	17.0

Global Asset Management	3.0	3.0	3.0	3.0	3.0

Investment Bank	26.8	26.0	26.0	27.0	28.0

Corporate Center	(10.7)	(7.5)	0.2	(15.0)	(20.5)

Equity attributable to UBS shareholders	36.3	39.5	46.2	32.0	27.5

Risk and treasury management
Treasury management

Shares and capital instruments

Shares

UBS shares and tier 1 capital
The majority of UBS’s tier 1 capital comprises share premium and retained earnings attributed to UBS shareholders. As of 31 December 2008, total IFRS equity attributable to UBS shareholders amounted to CHF 32,531 million and was represented by a total of 2,932,580,549 issued UBS shares, of which 61,903,121 (2.1%) were held by UBS. Each outstanding share has a par value of CHF 0.10 and entitles the holder to one vote at the shareholders’ meeting and to a proportionate share of the dividend that is distributed. There are no preferential rights for shareholders and no other classes of shares are issued by the parent bank (UBS AG) directly.

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

Hybrid tier 1 capital
 Hybrid tier 1 instruments represent innovative and non-innovative perpetual instruments and made up approximately 21.5% of adjusted core capital on 31 December 2008. They are accounted for under minority interests in the IFRS equity. In 2008, UBS raised EUR 1 billion of capital preferred securities issued by UBS Capital Securities (Jersey) Ltd. The instrument bears an 8.836% coupon and is callable in 2013. As of 31 December 2008, UBS had issued a total of CHF 7,393 million of such instruments in various currencies. Hybrid tier 1 instruments are perpetual instruments which can only be redeemed if they are called by the issuer. If such a call is not exercised at the respective call date, the terms might include a change from fixed to floating coupon payments and, in the case of innovative instruments only, a limited step-up of the interest rate. Non-innovative instruments do not have a step-up of the interest rate and are therefore viewed as having a higher equity characteristic for regulatory capital purposes. The instruments are issued either through trusts or subsidiaries of UBS and rank senior to UBS shares in dissolution. Payments under the instruments are subject to adherence to minimum capital ratios by UBS. Any payment missed is non-cumulative.

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

Risk and treasury management
Treasury management

UBS share data
	As of
Registered shares	31.12.08	31.12.07	31.12.06

Total ordinary shares issued	2,932,580,549	2,073,547,344	2,105,273,286

Treasury shares	61,903,121	158,105,524	164,475,699

Weighted average shares (for basic EPS[1] calculations)	2,769,575,922	2,165,301,597	2,221,591,786

Weighted average shares (for diluted EPS calculations)	2,770,727,478	2,166,768,923	2,309,834,516

	For the year ended
CHF	31.12.08	31.12.07	31.12.06

EPS

Basic EPS	(7.69)	(2.42)	5.19

Basic EPS from continuing operations	(7.74)	(2.61)	4.83

Diluted EPS	(7.69)	(2.43)	4.99

Diluted EPS from continuing operations	(7.75)	(2.61)	4.64

1 Earning per share.

UBS shares and market capitalization
	As of			% change from
	31.12.08	31.12.07	31.12.06	31.12.07

Share price (CHF)[1]	14.84	46.60	65.86	(68)

Market capitalization (CHF million)[2]	43,519	108,654	154,222	(60)

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

1 Advanced Internal Ratings Based approach (AIRB).    2 BIS defined standardized approach.    3 RWA for corporate exposures under the standardized approach include lombard loans from Wealth Management International & Switzerland and certain traded products, primarily relating to derivatives, from the Investment Bank.    4 Simple risk weight method.    5 Value-at-Risk approach.  6 Advanced measurement approach (AMA).  7 Reflects an additional charge of 10% on risk-weighted assets (RWA) for credit risk for exposures treated under the standardized approach, a FINMA surcharge of 200% for RWA of non-counterparty related assets and additional FINMA capital requirements for market risk.    8 Swiss Financial Market Supervisory Authority (FINMA).    9 On 31 December 2008, the FINMA tier 1 ratio amounted to 9.9% and the FINMA total capital ratio to 13.5%. Taking into account the effects from the transitional provisions of the capital floor, which require that during the year 2008 Basel II capital requirements had to amount to at least 90% of Basel I capital requirements, FINMA RWA would have increased CHF 67.7 billion, resulting in a FINMA tier 1 ratio of 8.2% and a FINMA total capital ratio of 11.3%.

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
Basel II requires deduction of some positions from eligible capital, most notably goodwill, intangible assets (excluding software), net long positions in non-consolidated participations in financial institutions and certain positions in securitization exposures.
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
		adjustments for
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

Authorized share capital

At the 27 February 2008 EGM, UBS shareholders approved the creation of authorized capital for a maximum amount of CHF 10,370,000 or 103,700,000 new shares (approximately 5% of the issued share capital at year-end 2007). A total of 98,698,754 new shares were issued on the basis of entitlements allotted. The authorized capital created was used to replace the cash dividend for the financial year 2007 with a stock dividend paid in 2008.

Changes of shareholders’ equity

According to International Financial Reporting Standards (IFRS), equity attributable to UBS shareholders amounted to CHF 32.5 billion on 31 December 2008.
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
In addition to the direct regulation of its US banking offices, UBS is subjected to oversight regulation by the Board of Governors of the Federal Reserve System under various laws (including the International Banking Act of 1978 and the Bank Holding Company Act of 1956) because it operates US branches. On 10 April 2000, UBS AG was designated a “financial holding company” under the Bank Holding Company Act of 1956. Financial holding companies may engage in a broader spectrum of activities than bank holding companies or foreign banking organizations that are not financial holding companies, including underwriting and dealing in securities. To maintain its financial holding company status, (1) UBS, its US subsidiary federally chartered trust company and its US subsidiary bank located in Utah are required to meet certain capital ratios, (2) UBS’s US branches, its US subsidiary federally chartered trust company, and its US subsidiary bank located in Utah are required to meet certain examination ratings, and (3) UBS’s subsidiary bank in Utah is required to maintain a rating of at least “satisfactory” under the Community Reinvestment Act of 1997. A major focus of US governmental policy relating to financial institutions in recent years has been aimed at fighting money laundering and terrorist financing. Regulations applicable to UBS and its subsidiaries impose obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing could have serious consequences for the firm, both in legal terms and in terms of its reputation.

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

Share retention policy

Financial information

Financial information

244	Introduction
245	Accounting principles
246	Critical accounting policies

251	Consolidated financial statements

251	Management’s report on internal control over financial reporting
252	Report of independent registered public accounting firm on internal control over financial reporting
254	Report of the statutory auditor and the independent registered public accounting firm on the consolidated financial statements
256	Income statement
257	Balance sheet
258	Statement of changes in equity
260	Statement of recognized income and expense
261	Statement of cash flows

263	Notes to the consolidated financial statements
263	1 Summary of significant accounting policies
281	2a Segment reporting
288	2b Segment reporting by geographic location

289	Income statement notes
289	3 Net interest and trading income
291	4 Net fee and commission income
291	5 Other income
292	6 Personnel expenses
292	7 General and administrative expenses
293	8 Earnings per share (EPS) and shares outstanding

294	Balance sheet notes: assets
294	9a Due from banks and loans
295	9b Allowances and provisions for credit losses
295	10 Securities borrowing, securities lending, repurchase and reverse repurchase agreements
296	11 Trading portfolio
297	12 Financial assets designated at fair value
298	13 Financial investments available-for-sale
298	14 Investments in associates
299	15 Property and equipment
300	16 Goodwill and intangible assets

302	17 Other assets

303	Balance sheet notes: liabilities
303	18 Due to banks and customers
303	19 Financial liabilities designated at fair value and debt issued
305	20 Other liabilities
306	21 Provisions and litigation
310	22 Income taxes
312	23 Derivative instruments and hedge accounting

319	Off-balance sheet-information
319	24 Pledgeable off-balance-sheet securities
319	25 Operating lease commitments

321	Additional information
321	26 Capital increases and mandatory convertible notes
322	27 Fair value of financial instruments
330	28 Pledged assets and transferred financial assets which do not qualify for derecognition
331	29 Measurement categories of financial assets and financial liabilities
333	30 Pension and other post-employment benefit plans
339	31 Equity participation and other compensation plans
344	32 Related parties
347	33 Post-balance-sheet events
347	34 Significant subsidiaries and associates
351	35 Invested assets and net new money
352	36 Business combinations
356	37 Discontinued operations
358	38 Reorganizations and disposals
360	39 Currency translation rates
360	40 Swiss banking law requirements
362	41 Supplemental guarantor information required under SEC rules

Financial information

371	UBS AG (Parent Bank)

371	Parent Bank review

372	Parent Bank financial statements
372	Income statement
373	Balance sheet
373	Statement of appropriation of retained earnings

374	Notes to the Parent Bank financial statements
374	Accounting policies

376	Additional income statement information
376	Net trading income
376	Extraordinary income and expenses

377	Additional balance sheet information
377	Allowances and provisions
377	Statement of shareholders' equity
378	Share capital

379	Off-balance sheet and other information
379	Assets pledged or assigned as security for own obligations and assets subject to reservation of title
379	Commitments and contingent liabilities
379	Derivative instruments
380	Fiduciary transactions
380	Due to UBS pension plans
380	Personnel
380	Significant shareholders

381	Corporate governance and compensation report
381	Compensation details and additional information for executive members of the Board of Directors
382	Remuneration details and additional information for independent members of the Board of Directors
383	Total payments to all members of the Board of Directors
383	Total compensation for all members of the Group Executive Board
384	Share and option ownership of members of the Board of Directors
385	Compensation paid to former members of the Board of Directors and Group Executive Board
386	Share and option ownership of members of the Group Executive Board
388	Vested and unvested options held by independent members of the Board and by members of the Group Executive Board
389	Loans granted to members of the Board of Directors
389	Loans granted to members of the Group Executive Board
390	Report of the statutory auditor on the financial statements
392	Confirmation of the auditors concerning conditional capital increase

393	Additional disclosure required under SEC regulations

393	A – Introduction

394	B – Selected financial data
395	Key figures
396	Income statement data
397	Balance sheet data
397	Ratio of earnings to fixed charges

398	C – Information on the company
398	Property, plant and equipment

399	D – Information required by industry guide 3
399	Selected statistical information
399	Average balances and interest rates
401	Analysis of changes in interest income and expense
403	Deposits
404	Short-term borrowings
405	Contractual maturities of investments in debt instruments, available-for-sale
406	Due from banks and loans (gross)
407	Due from banks and loan maturities (gross)
408	Impaired and non-performing loans
409	Cross-border outstandings
410	Summary of movements in allowances and provisions for credit losses
411	Allocation of the allowances and provisions for credit losses
412	Due from banks and loans by industry sector (gross)
413	Loss history statistics

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

The UBS Group financial statements 2008 included in this Annual Report 2008 replace the Group financial statements 2008 included in the Annual Report 2008 issued and filed with the US SEC on Form 20-F on 11 March 2009. Refer to Note 1b to the financial statements of this report for details.

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
A variety of factors are incorporated in UBS’s models, including actual or estimated market prices and rates, such as time value and volatility, and market depth and liquidity. Where available, UBS uses market observable prices and rates derived from market verifiable data. Where such factors are not market observable, changes in assumptions could affect the reported fair value of financial instruments. UBS generally applies its models consistently from one period to the next, ensuring comparability and continuity of valuations over time. However, models are changed or adapted to market developments in situations where previously used models have limitations and are assessed to be inadequate.
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
Effective 1 October 2008, UBS reclassified eligible assets which it intends to hold for the foreseeable future with a fair value of CHF 17.6 billion on that date from “held for trading” to the “loans and receivables” category. In addition, student loan auction rate securities (ARS) with a fair value of CHF 8.4 billion have been reclassified as of 31 December 2008. In fourth quarter 2008, an impairment charge of CHF 1.3 billion was recognized as credit loss expense on reclassified financial instruments. If reclassification had not occurred, the impairment charge would not have been recognized but an additional trading loss of CHF 4.8 billion would have been recorded in UBS’s fourth quarter income statement. Net interest income after reclassification increased by CHF 0.1 billion. Refer to Note 29 for details.

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

Financial information
Consolidated financial statements

Ernst & Young

Ernst & Young Ltd
Aeschengraben 9
CH-4051 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

UBS AG, Zurich and Basel

Basel, 5 March 2009
except for internal control over financial reporting related to the restatements made to the financial statements 2008 as described in note 1b as to which the date is 20 May 2009

We have audited UBS AG's internal control over financial reporting as of 31 December 2008, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). UBS AG's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management's Report on Internal Control Over Financial Reporting on page 251. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

We have also audited, in accordance with Swiss law, Swiss Auditing Standards, International Standards on Auditing and the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of UBS AG as of 31 December 2008 and 2007, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended 31 December 2008 and notes thereto, of UBS AG and our report dated 5 March 2009, except for the impact on the consolidated financial statements and notes thereto of the restatement of the consolidated financial statements 2008, as described in note 1b as to which the date is 20 May 2009, expresses an unqualified opinion thereon.

Ernst & Young Ltd

Andrew McIntyre
Licensed Audit Expert
(Auditor in Charge)

Dr. Andreas Blumer
Licensed Audit Expert

Financial information
Consolidated financial statements

ERNST & YOUNG

Ernst & Young Ltd
Aeschengraben 9
CH-4051 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

UBS AG, Zurich and Basel

Basel, 5 March 2009
except for the impact on the consolidated financial statements and notes thereto of the restatements made to the financial statements 2008 as described in note 1b, as to which the date is 20 May 2009

As statutory auditor, we have audited the financial statements of UBS AG which are comprised of the consolidated balance sheets as of 31 December 2008 and 2007, and the related consolidated statements of income, changes in equity and cash flows, and notes thereto, for each of the three years in the period ended 31 December 2008 on pages 256 to 370.

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the

Member of the Swiss Institute of Certified Accountants and Tax Consultants

Financial Information

ERNST & YOUNG

2

consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), UBS AG's internal control over financial reporting as of 31 December 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated 5 March 2009, except for internal control over financial reporting related to the restatements made to the financial statements 2008 as described in note 1b of the 2008 consolidated financial statements, as to which the date is 20 May 2009, expresses an unqualified opinion thereon.

Ernst & Young Ltd

Andrew McIntyre
Licensed Audit Expert
(Auditor in Charge)

Dr. Andreas Blumer
Licensed Audit Expert

Financial information
Consolidated financial statements

Income statement

		For the year ended			% change from
CHF million, except per share data	Note	31.12.08	31.12.07	31.12.06	31.12.07

Continuing operations

Interest income	3	65,679	109,112	87,401	(40)

Interest expense	3	(59,687)	(103,775)	(80,880)	(42)

Net interest income	3	5,992	5,337	6,521	12

Credit loss (expense) / recovery		(2,996)	(238)	156

Net interest income after credit loss expense		2,996	5,099	6,677	41

Net fee and commission income	4	22,929	30,634	25,456	(25)

Net trading income	3	(25,820)	(8,353)	13,743	(209)

Other income	5	692	4,341	1,608	(84)

Total operating income		796	31,721	47,484	(97)

Personnel expenses	6	16,262	25,515	24,031	(36)

General and administrative expenses	7	10,498	8,429	7,942	25

Depreciation of property and equipment	15	1,241	1,243	1,244	0

Impairment of goodwill	16, 38	341	0	0

Amortization of intangible assets		213	276	148	(23)

Total operating expenses		28,555	35,463	33,365	(19)

Operating profit from continuing operations before tax		(27,758)	(3,742)	14,119	(642)

Tax expense	22	(6,837)	1,369	2,998

Net profit from continuing operations		(20,922)	(5,111)	11,121	(309)

Discontinued operations

Profit from discontinued operations before tax	37	198	145	888	37

Tax expense	22	1	(258)	(11)

Net profit from discontinued operations		198	403	899	(51)

Net profit		(20,724)	(4,708)	12,020	(340)

Net profit attributable to minority interests		568	539	493	5

from continuing operations		520	539	390	(4)

from discontinued operations		48	0	103

Net profit attributable to UBS shareholders		(21,292)	(5,247)	11,527	(306)

from continuing operations		(21,442)	(5,650)	10,731	(280)

from discontinued operations		150	403	796	(63)

Earnings per share

Basic earnings per share (CHF)	8	(7.69)	(2.42)	5.19	(218)

from continuing operations		(7.74)	(2.61)	4.83	(197)

from discontinued operations		0.05	0.19	0.36	(74)

Diluted earnings per share (CHF)	8	(7.69)	(2.43)	4.99	(216)

from continuing operations		(7.75)	(2.61)	4.64	(197)

from discontinued operations		0.05	0.19	0.34	(74)

Financial information

Balance sheet

				% change from
CHF million	Note	31.12.08	31.12.07	31.12.07

Assets

Cash and balances with central banks		32,744	18,793	74

Due from banks	9	64,451	60,907	6

Cash collateral on securities borrowed	10	122,897	207,063	(41)

Reverse repurchase agreements	10	224,648	376,928	(40)

Trading portfolio assets	11	271,838	660,182	(59)

Trading portfolio assets pledged as collateral	11	40,216	114,190	(65)

Positive replacement values	23	854,100	428,217	99

Financial assets designated at fair value	12	12,882	11,765	9

Loans	9	340,308	335,864	1

Financial investments available-for-sale	13	5,248	4,966	6

Accrued income and prepaid expenses		6,141	11,953	(49)

Investments in associates	14	892	1,979	(55)

Property and equipment	15	6,706	7,234	(7)

Goodwill and intangible assets	16	12,935	14,538	(11)

Other assets	17, 22	18,811	20,312	(7)

Total assets		2,014,815	2,274,891	(11)

Liabilities

Due to banks	18	125,628	145,762	(14)

Cash collateral on securities lent	10	14,063	31,621	(56)

Repurchase agreements	10	102,561	305,887	(66)

Trading portfolio liabilities	11	62,431	164,788	(62)

Negative replacement values	23	851,864	443,539	92

Financial liabilities designated at fair value	19	101,546	191,853	(47)

Due to customers	18	474,774	641,892	(26)

Accrued expenses and deferred income		10,196	22,150	(54)

Debt issued	19	197,254	222,077	(11)

Other liabilities	20, 21, 22	33,965	61,496	(45)

Total liabilities		1,974,282	2,231,065	(12)

Equity

Share capital		293	207	42

Share premium		25,250	12,433	103

Net income recognized directly in equity, net of tax		(4,335)	(1,161)	(273)

Revaluation reserve from step acquisitions, net of tax		38	38	0

Retained earnings		14,487	35,795	(60)

Equity classified as obligation to purchase own shares		(46)	(74)	38

Treasury shares		(3,156)	(10,363)	70

Equity attributable to UBS shareholders		32,531	36,875	(12)

Equity attributable to minority interests		8,002	6,951	15

Total equity		40,533	43,826	(8)

Total liabilities and equity		2,014,815	2,274,891	(11)

Financial information
Consolidated financial statements

Statement of changes in equity

	For the year ended
CHF million	31.12.08	31.12.07	31.12.06

Share capital

Balance at the beginning of the year	207	211	871

Issue of share capital	86	0	1

Capital repayment by par value reduction	0	0	(631)

Cancellation of second trading line treasury shares	0	(4)	(30)

Balance at the end of the year attributable to UBS shareholders	293	207	211

Share premium

Balance at the beginning of the year	8,884	9,870	9,992

Change in accounting policy	3,549	2,770	2,325

Premium on shares issued and warrants exercised	20,003	12	46

Net premium / (discount) on treasury share and own equity derivative activity	(4,626)	(560)	(271)

Employee share and share option plans	(1,961)	898	(56)

Tax benefits from deferred compensation awards	(176)	(557)	604

Transaction costs related to share issuances, net of tax	(423)	0	0

Balance at the end of the year attributable to UBS shareholders	25,250	12,433	12,640

Balance at the end of the year attributable to minority interests	417	556	461

Balance at the end of the year	25,667	12,989	13,101

Net income recognized directly in equity, net of tax

Foreign currency translation

Balance at the beginning of the year	(2,627)	(1,618)	(432)

Change in accounting policy	27	4	(14)

Movements during the year	(3,709)	(986)	(1,168)

Subtotal – balance at the end of the year attributable to UBS shareholders[1]	(6,309)	(2,600)	(1,614)

Balance at the end of the year attributable to minority interests	(1,095)	(480)	(208)

Subtotal – balance at the end of the year	(7,404)	(3,080)	(1,822)

Net unrealized gains / (losses) on financial investments available-for-sale, net of tax

Balance at the beginning of the year	1,471	2,876	931

Net unrealized gains / (losses) on financial investments available-for-sale	(648)	1,213	2,574

Impairment charges reclassified to the income statement	42	14	19

Realized gains reclassified to the income statement	(524)	(2,638)	(649)

Realized losses reclassified to the income statement	6	6	1

Subtotal – balance at the end of the year attributable to UBS shareholders	347	1,471	2,876

Balance at the end of the year attributable to minority interests	2	32	30

Subtotal – balance at the end of the year	349	1,503	2,906

Changes in fair value of derivative instruments designated as cash flow hedges, net of tax

Balance at the beginning of the year	(32)	(443)	(681)

Net unrealized gains / (losses) on the revaluation of cash flow hedges	1,780	239	1

Net realized (gains) / losses reclassified to the income statement	(121)	172	237

Subtotal – balance at the end of the year attributable to UBS shareholders	1,627	(32)	(443)

Balance at the end of the year attributable to minority interests	0	0	0

Subtotal – balance at the end of the year	1,627	(32)	(443)

Net income recognized directly in equity, net of tax – attributable to UBS shareholders	(4,335)	(1,161)	819

Net income recognized directly in equity – attributable to minority interests	(1,093)	(448)	(178)

Balance at the end of the year	(5,428)	(1,609)	641

Revaluation reserve from step acquisitions, net of tax

Balance at the beginning of the year	38	38	101

Movements during the year	0	0	(63)

Balance at the end of the year attributable to UBS shareholders	38	38	38

1 Net of CHF (17) million, CHF 39 million and CHF 83 million of related taxes for the years ended 31.12.08, 31.12.07 and 31.12.06 respectively.

Financial information

Statement of changes in equity (continued)

	For the year ended
CHF million	31.12.08	31.12.07	31.12.06

Retained earnings

Balance at the beginning of the year	38,081	49,151	44,105

Change in accounting policy	(2,286)	(1,423)	(693)

Net profit attributable to UBS shareholders for the year	(21,292)	(5,247)	11,527

Dividends paid[1]	(16)	(4,275)	(3,214)

Cancellation of second trading line treasury shares	0	(2,411)	(3,997)

Balance at the end of the year attributable to UBS shareholders	14,487	35,795	47,728

Balance at the end of the year attributable to minority interests	234	16	(25)

Balance at the end of the year	14,721	35,811	47,703

Equity classified as obligation to purchase own shares

Balance at the beginning of the year	(74)	(185)	(133)

Movements during the year	28	111	(52)

Balance at the end of the year attributable to UBS shareholders	(46)	(74)	(185)

Treasury shares

Balance at the beginning of the year	(10,363)	(10,214)	(10,739)

Acquisitions	(367)	(7,169)	(8,314)

Disposals	7,574	4,605	4,812

Cancellation of second trading line treasury shares	0	2,415	4,027

Balance at the end of the year attributable to UBS shareholders	(3,156)	(10,363)	(10,214)

Minority interests – preferred securities	8,444	6,827	5,831

Total equity attributable to UBS shareholders	32,531	36,875	51,037

Total equity attributable to minority interests	8,002	6,951	6,089

Total equity	40,533	43,826	57,126

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
All issued shares are fully paid.

Statement of recognized income and expense

For the year ended	31.12.08			31.12.07			31.12.06
	Attributable to			Attributable to			Attributable to
	UBS			UBS			UBS
	Share-	Minority		Share-	Minority		Share-	Minority
CHF million	holders	interests	Total	holders	interests	Total	holders	interests	Total

Net unrealized gains / (losses) on financial investments available-for-sale, before tax	(1,465)	(30)	(1,495)	(1,825)	2	(1,823)	2,610	9	2,619

Changes in fair value of derivative instruments designated as cash flow hedges, before tax	2,180	0	2,180	541	0	541	332	0	332

Foreign currency translation	(3,692)	(615)	(4,307)	(1,025)	(272)	(1,297)	(1,251)	(182)	(1,433)

Tax on items transferred to / (from) equity	(196)	0	(196)	329	0	329	(676)	0	(676)

Net income recognized directly in equity, net of tax	(3,173)	(645)	(3,818)	(1,980)	(270)	(2,250)	1,015	(173)	842

Net income recognized in the income statement	(21,292)	568	(20,724)	(5,247)	539	(4,708)	11,527	493	12,020

Total recognized income and expense	(24,465)	(77)	(24,542)	(7,227)	269	(6,958)	12,542	320	12,862

Financial information

Statement of cash flows

	For the year ended
CHF million	31.12.08	31.12.07	31.12.06

Cash flow from / (used in) operating activities

Net profit	(20,724)	(4,708)	12,020

Adjustments to reconcile net profit to cash flow from / (used in) operating activities

Non-cash items included in net profit and other adjustments:

Depreciation of property and equipment	1,241	1,253	1,325

Impairment / amortization of goodwill and intangible assets	554	282	196

Credit loss expense (recovery)	2,996	238	(156)

Share of net profits of associates	6	(120)	(117)

Deferred tax expense / (benefit)	(7,020)	(371)	(303)

Net loss / (gain) from investing activities	(797)	(4,085)	(2,092)

Net loss / (gain) from financing activities	(47,906)	3,779	3,659

Net (increase) / decrease in operating assets:

Net due from / to banks	(16,588)	(60,762)	80,269

Reverse repurchase agreements and cash collateral on securities borrowed	236,497	173,433	(61,382)

Trading portfolio, net replacement values and financial assets designated at fair value	350,099	60,729	(177,087)

Loans / due to customers	(174,443)	47,955	64,029

Accrued income, prepaid expenses and other assets	7,512	(2,408)	(4,263)

Net increase / (decrease) in operating liabilities:

Repurchase agreements, cash collateral on securities lent	(220,935)	(271,060)	66,370

Accrued expenses and other liabilities	(32,625)	7,430	14,755

Income taxes paid	(887)	(3,663)	(2,607)

Net cash flow from / (used in) operating activities	76,980	(52,078)	(5,384)

Cash flow from / (used in) investing activities

Investments in subsidiaries and associates	(1,502)	(2,337)	2,856

Disposal of subsidiaries and associates	1,686	885	1,154

Purchase of property and equipment	(1,217)	(1,910)	(1,793)

Disposal of property and equipment	69	134	499

Net (investment in) / divestment of financial investments available-for-sale	(712)	5,981	1,723

Net cash flow from / (used in) investing activities	(1,676)	2,753	4,439

Cash flow from / (used in) financing activities

Net money market paper issued / (repaid)	(40,637)	32,672	16,921

Net movements in treasury shares and own equity derivative activity	623	(2,771)	(3,179)

Capital issuance	23,135	0	1

Capital repayment by par value reduction	0	0	(631)

Dividends paid	0	(4,275)	(3,214)

Issuance of long-term debt, including financial liabilities designated at fair value	103,087	110,874	97,675

Repayment of long-term debt, including financial liabilities designated at fair value	(92,894)	(62,407)	(59,740)

Increase in minority interests[1]	1,661	1,094	1,331

Dividends paid to / decrease in minority interests	(532)	(619)	(1,072)

Net cash flow from / (used in) financing activities	(5,557)	74,568	48,092

Effects of exchange rate differences	(39,186)	(12,228)	(2,099)

Net increase / (decrease) in cash and cash equivalents	30,561	13,015	45,048

Cash and cash equivalents, beginning of the year	149,105	136,090	91,042

Cash and cash equivalents, at the end of the year	179,666	149,105	136,090

Cash and cash equivalents comprise:

Cash and balances with central banks	32,744	18,793	3,495

Money market paper[2]	86,732	77,215	87,144

Due from banks with original maturity of less than three months	60,190	53,097	45,451

Total	179,666	149,105	136,090

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

Financial information
Consolidated financial statements

Statement of cash flows (continued)

	For the year ended
CHF million	31.12.08	31.12.07	31.12.06

Additional information

Cash received as interest	68,239	103,828	79,805

Cash paid as interest	61,681	97,358	76,109

Cash received as dividends on equities (incl. Associates, see Note 14)	2,779	5,313	4,839

Significant non-cash investing and financing activities

Private equity investments, deconsolidation

Property and equipment	33	24	264

Goodwill and intangible assets	22

Minority interests			62

Motor-Columbus, deconsolidation

Financial investments available-for-sale			178

Property and equipment			2,229

Goodwill and intangible assets			951

Debt issued			718

Minority interests			2,057

Acquisition of ABN AMRO’s Global Futures and Options Business

Property and equipment			13

Goodwill and intangible assets			428

Acquisition of Banco Pactual

Financial investments available-for-sale			36

Property and equipment			9

Goodwill and intangible assets			2,218

Debt issued			1,496

Acquisition of Piper Jaffray

Goodwill and intangible assets			605

Acquisition of McDonald Investments branch network

Property and equipment		3

Goodwill and intangible assets		262

Acquisition of Daehan Investment Trust Management Company

Property and equipment		2

Goodwill and intangible assets		224

Minority interests		60

Acquisition of Caisse Centrale de Réescompte Group (CCR)

Property and equipment	5

Goodwill and intangible assets	405

Debt issued	114

Acquisition of VermogensGroep

Property and equipment	2

Goodwill and intangible assets	173

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
Assets and liabilities of subsidiaries, investments in associates and interests in jointly controlled entities are classified as “held for sale” if their carrying amount will be recovered principally through a sale transaction rather than through continuing use – see parts 17) and 26). Major lines of business and subsidiaries that were acquired exclusively with the intent for resale are presented as discontinued operations

Financial information
Notes to the consolidated financial statements

in the income statement in the period when the sale occurred or it becomes highly probable that a sale will occur within 12 months – see part 26).

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

Financial information

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

8) Financial investments available-for-sale

Financial investments available-for-sale are non-derivative financial assets that are not classified as held for trading, des-

Financial information
Notes to the consolidated financial statements

ignated at fair value through profit or loss, or loans and receivables. They are recognized on a settlement date basis. Financial investments available-for-sale include strategic equity investments as well as instruments that, in management’s opinion, may be sold in response to or in anticipation of needs for liquidity or changes in interest rates, foreign exchange rates or equity prices. Financial investments available-for-sale consist mainly of equity instruments, including certain private equity investments. In addition, certain debt instruments and non-performing loans acquired in the secondary market are classified as financial investments available-for-sale.

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

Financial information

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
Interests in the securitized financial assets may be retained in the form of senior or subordinated tranches, interest-only strips or other residual interests (“retained interests”). Retained interests are primarily recorded in Trading portfolio assets and carried at fair value. Gains or losses on securitization are recognized in Net trading income, which is generally when the derecognition criteria are satisfied. Typically, the Group seeks to exit its risk in retained interests shortly after close of the securitization. Synthetic securitization structures typically involve derivative financial instruments for which the principles set out in part 14) apply. Purchased asset-backed securities (ABS), including mortgage-backed securities (MBS), originated by third parties are recognized as financial assets held for trading, or in a minority of cases, as Financial investments available-for-sale. In 2008, certain illiquid ABS were reclassified to the category “loans and receivables” and several student loan auction rate securities, which are considered securitized instruments, are classified as loans and receivables after acquiring them from clients.
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

Financial information
Notes to the consolidated financial statements

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

Financial information

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
Typically, UBS applies the fair value option to hybrid in-

Financial information
Notes to the consolidated financial statements

struments (see part 7)), in which case bifurcation of an embedded derivative component is not required.

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

Leasehold improvements

Leasehold improvements are investments made to customize buildings and offices occupied under operating lease contracts to make them suitable for the intended purpose. The present value of estimated reinstatement costs to bring a leased property into its original condition at the end of the lease, if required, is capitalized as part of the total leasehold improvements costs. At the same time, a corresponding liability is recognized to reflect the obligation incurred. Rein-

statement costs are recognized in profit and loss through depreciation of the capitalized leasehold improvements over their estimated useful life.

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

Financial information

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
Current and deferred taxes are recognized as income tax benefit or expense except for current and deferred taxes recognized (i) upon the acquisition of a subsidiary, (ii) for un-

realized gains or losses on financial investments available-for-sale, for changes in fair value of derivative instruments designated as cash flow hedges, and for certain foreign currency translations of foreign operations, (iii) for certain tax benefits on deferred compensation awards, and (iv) for gains and losses on the sale of treasury shares. Deferred taxes recognized in a business combination (item (i)) are considered when determining goodwill. Items (ii), (iii) and (iv) are recorded in Net income recognized directly in equity.

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

Debt instruments with embedded derivatives that are related to UBS AG shares (e.g. mandatory convertible notes) are separated into a liability and an equity component at issue date if they require physical settlement. When the hybrid debt instrument is issued, a portion of the net proceeds is allocated to the debt component based on its fair value. The determination of fair value is generally based on quoted market prices for UBS debt instruments with comparable terms. The debt component is subsequently measured at amortized cost or at fair value through profit or loss, if the fair value option is applied. The remaining amount of the net proceeds is allocated to the equity component and reported in Share premium. Subsequent changes in fair value of the separated equity component are not recognized. However, if the hybrid debt instrument or the embedded derivative related to UBS AG shares is to be cash settled or if it contains a settlement alternative, then the separated derivative is accounted for as a freestanding derivative, with changes in fair value recorded in Net trading income unless the entire hybrid debt instrument is designated at fair value through profit or loss (“Fair Value Option”) – refer to part 7).

Financial information
Notes to the consolidated financial statements

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

If the defined benefit liability is negative (i.e. a defined benefit asset) measurement of the asset is limited to the lower of the defined benefit asset and the total of cumulative unrecognized net actuarial losses plus unrecognized past service cost plus the present value of economic benefits available in the form of refunds of the plan or reductions in future contributions to the plan. However, no gain is recognized solely as a result of an actuarial loss or past service cost in the current period, and no loss is recognized solely as a result of an actuarial gain in the current period. Refer also to Note 1 b.

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

22) Equity participation and other compensation plans

Equity participation plans
UBS provides various equity participation plans to employees in the form of share plans and share option plans. UBS recognizes the fair value of share and share option awards, determined at the date of grant, as compensation expense over the period that the employee is required to provide active services in order to earn the award. Plans containing voluntary termination non-compete provisions (i.e. good leaver clause) and no vesting conditions are considered vested in substance at the grant date because no future service is required. The related compensation expense is recognized during the performance year, which is generally the period prior to the grant date. The awards remain forfeitable until the legal vesting date if certain conditions are not met. Forfeiture of awards after the grant date does not result in a reversal of compensation expense as the related services have been received. Plans containing vesting conditions typically have a three-year tiered vesting structure which means awards vest in one-third increments over that period. Such awards may contain provisions that shorten the required service period due to retirement eligibility. In such instances, UBS recognizes compensation expense over the shorter of the legal vesting period and the period from grant to the retirement eligibility date of the employee. Forfeiture of these awards results in a reversal of compensation expense.
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

Financial information

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
Fixed deferred cash compensation is generally awarded in the form of sign-on bonuses and employee forgivable loans. The grant date fair value is fixed at the grant date.
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
The majority of UBS’s provisions relate to operational risks, including litigation. When a provision is recognized, its amount needs to be estimated as the exact amount of the obligation is generally unknown. The estimate is based on all available in-

formation and reflects the amount that has the highest probability of being paid. UBS revises existing provisions up or down as soon as it is able to quantify the amounts more accurately.

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

Trust preferred securities issued

UBS has issued trust preferred securities through consolidated preferred funding trusts which hold debt issued by UBS. UBS AG has fully and unconditionally guaranteed all of these securities. UBS’s obligations under these guarantees are sub-

Financial information
Notes to the consolidated financial statements

ordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of UBS. The trust preferred securities represent equity instruments which are held by third parties and treated as minority interests in UBS’s consolidated financial statements with dividends paid also reported in Equity attributable to minority interests. UBS bonds held by preferred funding trusts are eliminated in consolidation.

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
UBS presents discontinued operations in a separate line in the income statement if an entity or a component of an entity has been disposed of or is classified as held for sale and a) represents a separate major line of business or geographical area of operations, b) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations, or c) is a subsidiary acquired exclusively with a view to resale (e.g., certain private equity investments). Net profit from discontinued operations includes the net total of operating profit and loss before tax from operations including net gain or loss on sale before tax or measurement to fair value less costs to sell and discontinued operations tax expense. A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of UBS’s operations and cash flows. If an entity or a component of an entity is classified as a discontinued operation, UBS restates prior periods in the income statement – see part 3). Refer to Note 37 for details.

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

Financial information

the historical exchange rate. Realized foreign exchange differences resulting from the sale of assets or settlement of liabilities are recognized in Net trading income.

Unrealized exchange rate differences on monetary assets and liabilities are recorded in Net trading income. Unrealized exchange rate differences on nonmonetary financial assets held for trading and non-monetary financial assets designated at fair value through profit or loss are recognized in Net trading income. Unrealized exchange rate differences on non-monetary financial investments available-for-sale are recorded directly in Equity until the asset is sold or becomes impaired.
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
Diluted earnings per share are calculated using the same method as for basic EPS and adjusting the net profit or loss for the period attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding to reflect the potential dilution that could occur if options, warrants, convertible debt securities or other contracts to issue ordinary shares were converted or exercised into ordinary shares.

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
UBS’s management reporting systems and policies deter-

mine the revenues and expenses directly attributable to each business unit. Internal charges and transfer pricing adjustments are reflected in the performance of each business unit.

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
Segment assets and Segment liabilities: Both segment assets and segment liabilities are reported in the management reporting system and shown before the elimination of intercompany balances. Due to the central treasury approach, equity must be allocated to the segments. The allocation basis is average equity attributed, a concept which was introduced in 2008 (for a detailed discussion on the equity attribution framework, refer to the section “Capital management” of this report). Total segment assets and total segment liabilities are derived by taking into account any remaining funding surplus or requirements in each business division. Prior to 2008, the equity was allocated to the segments based primarily on regulatory capital requirements. Refer to Note 2a.

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

Financial information
Notes to the consolidated financial statements

b) Changes in accounting policies, comparability and other adjustments

Effective in 2008

Restatements made to the financial statements 2008

These financial statements 2008 replace the financial statements 2008 included in the Annual Report 2008 issued and filed with the US SEC on Form 20-F on 11 March 2009.
UBS has restated its 2008 financial statements to correct identified accounting errors related to the 2008 financial statements, predominately to the fourth quarter 2008 financial statements. These errors are not material to the annual or quarterly 2008 financial statements, but related corrections would have been material to first quarter 2009 financial statements. The restatement comprises three items in excess of CHF 100 million as follows:
–	The fair value of auction rate securities purchase commitments at 31 December 2008, which are recognized as negative replacement values on UBS’s balance sheet, was increased by CHF 112 million, resulting in a corresponding charge to net trading income.
–	For certain assets reclassified from “held-for-trading” to “loans and receivables” in fourth quarter 2008, recognition of interest income based on the effective interest rate method was reduced by CHF 180 million. Other assets were reduced accordingly as of 31 December 2008.
–	The partial disposals of an investment in a consolidated investment fund in 2008 gave rise to the realization of the related foreign currency translation loss deferred in shareholders’ equity. This adjustment reduced other income for the year 2008 by CHF 192 million but did not have a net impact on UBS’s equity.
In addition to the abovementioned items, a number of misstatements individually below CHF 65 million were adjusted. The aggregate net effect of these items was an increase of net profit attributable to shareholders of CHF 79 million. The total net impact of all restated items on the 2008 results was a reduction of net profit and net profit attributable to UBS shareholders of CHF 405 million, a reduction of equity and equity attributable to UBS shareholders of CHF 269 million, and a reduction of basic and diluted earnings per share by CHF 0.15 and CHF 0.14 respectively. There was no effect on income tax expense. Periods prior to 2008 were not affected by the restatement. 2008 quarterly net profits attributable to UBS shareholders were reduced by the following amounts: CHF 82 million in first quarter, CHF 37 million in second quarter, CHF 13 million in third quarter, and CHF 273 million in fourth quarter.
In addition, guarantees and other collateral held for loans to banks and customers at 31 December 2008 disclosed in Note 9a were reduced by CHF 11,511 million to CHF 113,032 million with a corresponding increase of unsecured loans to CHF 98,003 million. In note 19, senior long-term debt at 31 December 2008 was increased by CHF 3,199 million to CHF

67,298 million, whereas subordinated long-term debt was reduced by this amount to CHF 12,769 million. In the “Risk management and control” section, chapter on credit risk, past due but not impaired loans at 31 December 2008 were reduced by CHF 1,827 million to CHF 1,761 million. These adjustments did not impact UBS’s income statement, balance sheet or earnings per share.

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
The impact of this change is that UBS compensation awards are expensed over the period that the employee is required to provide active services in order to earn the award. Post-vesting sale and hedge restrictions and non-vesting conditions are considered when determining grant date fair value. The effect of the restatement on the opening balance sheet at 1 January 2006 was as follows: reduction of retained earnings by approximately CHF 2.3 billion, increase of share premium by approximately CHF 2.3 billion, increase of liabilities (including deferred tax liabilities) by approximately CHF 0.5 billion, and increase of deferred tax assets by approximately CHF 0.5 billion. Net profit attributable to UBS shareholders declined by CHF 863 million in 2007 and by CHF 730 million in 2006. Additional compensation expenses of CHF 797 million and CHF 516 million was recognized in 2007 and 2006, respectively. These additional compensation expenses include awards granted in 2008 for the performance year 2007. The impact of the restatement on total equity as of 31 December 2007 was a decrease of CHF 366 million. Retained earnings at 31 December 2007 decreased by approximately CHF 3.9 billion, share premium increased by approximately CHF 3.5 billion, liabilities (including deferred tax liabilities) in creased by approximately CHF 0.6 billion and deferred tax assets increased by approximately CHF 0.2 billion. The restatement decreased basic and diluted earnings per share for the year ended 31 December 2007 by CHF 0.40 each and for the year ended 31 December 2006 by CHF 0.33 and CHF 0.31, respectively. In order to provide comparative information, these amounts also reflect the retrospective adjustments to shares outstanding in 2007 due to the capital increase and the share dividend paid in 2008.
The additional compensation expense is attributable to the

Financial information

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
Effective 1 October 2008, UBS reclassified eligible assets which it intends to hold for the foreseeable future with a fair value of CHF 17.6 billion on that date from “held for trading” to the “loans and receivables” category. In addition, student loan auction rate securities (ARS) with a fair value of CHF 8.4 billion have been reclassified as of 31 December 2008. In fourth quarter 2008, an impairment charge of CHF 1.3 billion was recognized as a credit loss expense on reclassified financial instruments. If reclassification had not occurred, the impairment charge would not have been recognized but an additional trading loss of CHF 4.8 billion would have been recorded in UBS’s income statement. Net interest income after reclassification increased by CHF 0.1 billion. Refer to Note 29 for details.

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
UBS considered this a change in accounting policy to be applied retrospectively as required by IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The change in accounting policy resulted in the following effects on the balance sheets for 1 January 2007, 31 December 2007, and 30 September 2008, which is the date the change in accounting policy was effective: an increase of approximately CHF 2.1 billion in Other assets, an increase of ap-

proximately CHF 0.5 billion in Deferred tax liabilities and an increase of approximately CHF 1.6 billion in Retained earnings. There was no material impact to the income statements or earnings per share for these periods.

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

IFRIC 14 The Limit on a Defined Benefit Asset Minimum Funding Requirements and their Interaction - IAS 19

IFRIC 14 was issued on 5 July 2007 and is effective for annual periods beginning on or after 1 January 2008. IFRIC 14 provides guidance regarding the circumstances under which refunds and future reductions in contributions from a defined

Financial information
Notes to the consolidated financial statements

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

Effective in 2007 and earlier

IFRS 7 Financial Instruments: Disclosures
On 1 January 2007, UBS adopted the disclosure requirements for financial instruments under IFRS 7. The new standard has no impact on recognition, measurement and presentation of financial instruments. Accordingly, the first-time adoption of IFRS 7 had no effect on Net profit and Equity. Rather, it requires UBS to provide disclosures in its financial statements that enable users to evaluate: a) the significance of financial instruments for the entity’s financial position and performance (refer to the notes to the Financial Statements), and b) the nature and extent of credit, market and liquidity risks arising from financial instruments (including details about concentrations of such risks) during the period and at the reporting date, and how UBS manages those risks (refer to the audited sections in Risk and treasury management). The disclosure principles of IFRS 7 complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in IAS 32 Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement.

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

Financial information

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

IFRIC 11 IFRS 2: Group and Treasury Share Transactions

IFRIC 11 provides guidance on (a) how to account for share-based payment arrangements between entities within the same group; (b) determining whether a transaction should be accounted for as equity-settled or cash-settled when an entity either chooses or is required to buy equity instruments (i.e. treasury shares) from another party to satisfy its obligations to its employees; and (c) determining whether a transaction should be accounted for as equity-settled or cash-settled when an entity’s employees are granted rights to equity instruments of the entity (e.g. share options), either by the entity itself or by its shareholders, and the shareholders of the entity provide the equity instruments needed. The interpretation requires that share-based payment transactions in which an entity receives services as consideration for its own equity instruments be accounted for as an equity-settled transaction. This applies regardless of wheth-

er the entity chooses or is required to buy those equity instruments from another party to satisfy its obligations to its employees under the share-based payment arrangement.

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

c) International Financial Reporting Standards and Interpretations to be adopted in 2009 and later

Effective in 2009

IFRS 8 Operating Segments
IFRS 8 Operating Segments is effective on 1 January 2009 and will replace IAS 14 Segment Reporting. Under the requirements of the new standard, UBS’s external segmental reporting will be based on the internal reporting to the Group Executive Board (or, the “chief operating decision maker”) which makes decisions on the allocation of resources and assesses the performance of the reportable segments. Based on the new UBS structure which was announced in February 2009 and following IFRS 8 guidance, UBS will report four operating segments in 2009. The business divisions, Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and Investment Bank represent one reportable segment each. Corporate Center does not meet the requirements of an operating segment and will be shown separately. In addition, the new standard requires UBS to provide descriptive information about the types of products and services from which each reportable segment derives its revenue. As UBS’s reportable segment operations are mainly financial, the total interest income and expense for all reportable segments will be presented on a net basis. Based on the present arrangement of revenue-sharing agreements, the inter-segment revenue for UBS is unlikely to be material. Going for-

ward, the segment assets and segment liabilities will be disclosed without the intercompany balances which are in line with the internal reporting. An explanation of the basis on which the segment information is prepared and reconciliations to the amounts presented in the income statement and balance sheet are also required by the new standard. In addition, UBS will be providing geographical information about total operating income and total non-current assets based on the following new geographical breakdown, Switzerland, UK, Rest of Europe, USA, Asia Pacific and Rest of the World.

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

Financial information
Notes to the consolidated financial statements

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

Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards and IAS 27 Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate

The amendments to IFRS 1 and IAS 27 were issued on 22 May 2008 and are effective for annual periods beginning on 1 July 2009 (which is 1 January 2010 for UBS) and 1 January 2009, respectively. The amendments to IFRS 1 allow a first-time adopter, at its date of transition to IFRSs in its separate financial statements, to use a deemed cost to account for an in vestment in a subsidiary, jointly controlled entity or associate. The amendments to IAS 27 remove the definition of “cost method” and require all dividends from a subsidiary, jointly controlled entity or associate to be recognized as income in the separate financial statements of the investor when the right to receive the dividend is established and provides guidance on the formation of a new parent entity. These amendments have no impact on UBS’s Financial Statements.

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

IFRIC 16 Hedges of a Net Investment in a Foreign Operation

IFRIC 16 was issued on 1 October 2008 and is effective for annual periods beginning on or after 1 October 2008. IFRIC 16 provides guidance in determining which foreign exchange risks arising from net investments in foreign operations of subsidiaries, associates, joint ventures or branches qualify for hedge accounting in accordance with IAS 39 Financial Instruments: Recognition and Measurement. IFRIC 16 clarifies that net investment hedging can only be applied when the net assets of the foreign operation are recognized in the en-

tity’s consolidated financial statements. UBS is currently assessing the impact of this interpretation on its Financial Statements.

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

IFRIC 18 Transfers of Assets from Customers

IFRIC 18 was issued on 29 January 2009 and is effective, prospectively, for transfers of assets from customers received on or after 1 July 2009. The IFRIC clarifies how to account for transfers of items of property, plant and equipment by entities that receive such transfers from their customers. The interpretation also applies to agreements in which an entity receives cash from a customer when that amount of cash must be used only to construct or acquire an item of property, plant and equipment and the entity must then use that item to provide the customer with ongoing access to a supply of goods and/or services. UBS is currently assessing the impact of this interpretation on its Financial Statements.

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

Financial information

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

Global Wealth Management & Business Banking

In 2008, Global Wealth Management & Business Banking comprised three segments. Wealth Management International & Switzerland offers a comprehensive range of products and services individually tailored to affluent international and Swiss clients and operates from offices around the world. Wealth Management US provides wealth management services to affluent US clients through a highly trained financial advisor network. Business Banking Switzerland provides individual and corporate clients in Switzerland with a complete portfolio of banking and securities services, focused on customer service excellence, profitability and growth, using a multi-channel distribution. The segments share technological and physical infrastructure, and have joint departments supporting major functions such as ecommerce, financial planning and wealth management, in-

vestment policy and strategy. Refer to Note 1 of this report for the changes to the structure of this business division, effective first quarter 2009.

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

Amortization of intangible assets [2]

Total operating expenses

Performance from continuing operations before tax

Performance from discontinued operations before tax

Performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

Additional information[3]

Total assets

Total liabilities

Capital expenditure

Financial information

						UBS
Global Wealth Management &			Global Asset
Business Banking			Management	Investment Bank	Corporate Center
Wealth Management
International &	Wealth	Business Banking
Switzerland	Management US	Switzerland

10,819	5,847	5,024	2,904	(21,800)	998	3,792

(390)	(25)	(5)	0	(2,575)	0	(2,996)

10,429	5,821	5,019	2,904	(24,375)	998	796

3,112	3,891	2,376	926	4,882	1,076	16,262

2,001	2,348	1,018	434	3,399	1,299	10,498

1,581	238	(893)	150	990	(2,066)	0

97	94	70	29	231	720	1,241

0	0	0	0	341	0	341

38	60	0	33	83	0	213

6,828	6,631	2,570	1,572	9,925	1,029	28,555

3,601	(810)	2,449	1,333	(34,300)	(31)	(27,758)

					198	198

3,601	(810)	2,449	1,333	(34,300)	167	(27,560)

						(6,837)

						1

						(20,724)

248,355	61,433	240,212	33,684	1,752,500	(321,369)	2,014,815

242,390	53,218	236,504	30,684	1,726,708	(315,222)	1,974,282

83	135	34	95	33	929	1,309

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

For the year ended 31 December 2008
	Total operating income		Total assets		Capital expenditure
	CHF million	Share %	CHF million	Share %	CHF million	Share %

Switzerland	11,564	1,453	230,554	11	556	43

United Kingdom	(9,219)	(1,158)	466,317	23	71	5

Rest of Europe	6,132	770	341,107	17	138	11

United States	(10,519)	(1,321)	637,302	32	407	31

Asia Pacific	3,122	392	201,743	10	105	8

Rest of the world	(284)	(36)	137,792	7	32	2

Total	796	100	2,014,815	100	1,309	100

For the year ended 31 December 2007
	Total operating income		Total assets		Capital expenditure
	CHF million	Share %	CHF million	Share %	CHF million	Share %

Switzerland	18,787	59	224,679	10	436	20

United Kingdom	(1,671)	(5)	404,506	18	261	12

Rest of Europe	2,541	8	358,504	16	117	5

United States	880	3	822,825	36	923	44

Asia Pacific	6,393	20	257,991	11	318	15

Rest of the world	4,791	15	206,386	9	83	4

Total	31,721	100	2,274,891	100	2,138	100

For the year ended 31 December 2006
	Total operating income		Total assets		Capital expenditure
	CHF million	Share %	CHF million	Share %	CHF million	Share %

Switzerland	12,964	27	213,689	9	650	21

United Kingdom	6,863	14	373,219	16	314	10

Rest of Europe	5,553	12	314,642	13	70	2

United States	15,295	32	1,066,647	46	723	23

Asia Pacific	4,988	11	206,027	9	328	11

Rest of the world	1,821	4	174,509	7	1,032	33

Total	47,484	100	2,348,733	100	3,117	100

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

	For the year ended			% change from
CHF million	31.12.08	31.12.07	31.12.06	31.12.07

Net interest and trading income

Net interest income	5,992	5,337	6,521	12

Net trading income	(25,820)	(8,353)	13,743	(209)

Total net interest and trading income	(19,828)	(3,016)	20,264	(557)

Breakdown by businesses

Net income from trading businesses[1]	(27,203)	(10,658)	13,730	(155)

Net income from interest margin businesses	6,160	6,230	5,718	(1)

Net income from treasury activities and other	1,214	1,412	816	(14)

Total net interest and trading income	(19,828)	(3,016)	20,264	(557)

Net interest income[2]

Interest income

Interest earned on loans and advances[3]	20,213	21,263	15,266	(5)

Interest earned on securities borrowed and reverse repurchase agreements	22,521	48,274	39,771	(53)

Interest and dividend income from trading portfolio	22,397	39,101	32,211	(43)

Interest income on financial assets designated at fair value	404	298	25	36

Interest and dividend income from financial investments available-for-sale	145	176	128	(18)

Total	65,679	109,112	87,401	(40)

Interest expense

Interest on amounts due to banks and customers	18,150	29,318	20,024	(38)

Interest on securities lent and repurchase agreements	16,123	40,581	34,021	(60)

Interest and dividend expense from trading portfolio	9,162	15,812	14,533	(42)

Interest on financial liabilities designated at fair value	7,298	7,659	4,757	(5)

Interest on debt issued	8,954	10,405	7,545	(14)

Total	59,687	103,775	80,880	(42)

Net interest income	5,992	5,337	6,521	12

1 Includes lending activities of the Investment Bank.  2 Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.   3 Includes interest income on impaired loans and advances of CHF 99 million for 2008, CHF 110 million for 2007 and CHF 158 million for 2006.

Financial information
Notes to the consolidated financial statements

Note 3 Net interest and trading income (continued)

Net trading income[1]
	For the year ended			% change from
CHF million	31.12.08	31.12.07	31.12.06	31.12.07

Equities	4,694	9,048	7,064	(48)

Fixed income	(37,361)	(20,949)	2,755	(78)

Foreign exchange and other[2]	6,846	3,548	3,924	93

Net trading income	(25,820)	(8,353)	13,743	(209)

thereof net gains/(losses) from financial assets designated at fair value	(974)	(30)	(397)

thereof net gains/(losses) from financial liabilities designated at fair value[3]	44,284	(3,779)	(3,659)

thereof net gains/(losses) from own credit changes of financial liabilities designated at fair value[4]	3,993	659	0	506

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

Financial information

Note 4 Net fee and commission income
	For the year ended			% change from
CHF million	31.12.08	31.12.07	31.12.06	31.12.07

Equity underwriting fees	1,138	2,564	1,834	(56)

Debt underwriting fees	818	1,178	1,279	(31)

Total underwriting fees	1,957	3,742	3,113	(48)

M&A and corporate finance fees	1,662	2,768	1,852	(40)

Brokerage fees	8,355	10,281	8,053	(19)

Investment fund fees	5,583	7,422	5,858	(25)

Fiduciary fees	301	297	252	1

Custodian fees	1,198	1,367	1,266	(12)

Portfolio and other management and advisory fees	6,169	7,790	6,622	(21)

Insurance-related and other fees	317	423	449	(25)

Total securities trading and investment activity fees	25,540	34,090	27,465	(25)

Credit-related fees and commissions	273	279	269	(2)

Commission income from other services	1,010	1,017	1,064	(1)

Total fee and commission income	26,823	35,386	28,798	(24)

Brokerage fees paid	1,909	2,610	1,904	(27)

Other	1,984	2,142	1,438	(7)

Total fee and commission expense	3,894	4,752	3,342	(18)

Net fee and commission income	22,929	30,634	25,456	(25)

Note 5 Other income
	For the year ended			% change from
CHF million	31.12.08	31.12.07	31.12.06	31.12.07

Associates and subsidiaries

Net gains from disposals of consolidated subsidiaries	(184)	(70)	(11)	(163)

Net gains from disposals of investments in associates	199 [1]	28	21	611

Share of net profits of associates	(6)	145	106

Total	9	103	116	91

Financial investments available-for-sale

Net gains from disposals	615 [1]	3,338 [2]	921	(82)

Impairment charges	(202)	(71)	(12)	(185)

Total	413	3,267	909	(87)

Net income from investments in property[3]	88	108	61	(19)

Net gains from investment properties[4]	0	31	5	(100)

Other income from Industrial Holdings	0	689	313	(100)

Other	183	143	204	28

Total other income	692	4,341	1,608	(84)

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

Financial information

Note 8 Earnings per share (EPS) and shares outstanding
	For the year ended				% change from
	31.12.08	31.12.07	31.12.06		31.12.07

Basic earnings (CHF million)

Net profit attributable to UBS shareholders	(21,292)	(5,247)	11,527		(306)

from continuing operations	(21,442)	(5,650)	10,731		(280)

from discontinued operations	150	403	796		(63)

Diluted earnings (CHF million)

Net profit attributable to UBS shareholders	(21,292)	(5,247)	11,527		(306)

Less: (profit) / loss on equity derivative contracts	(28)	(16)	(8)		(75)

Net profit attributable to UBS shareholders for diluted EPS	(21,320)	(5,263)	11,519		(305)

from continuing operations	(21,470)	(5,666)	10,723		(279)

from discontinued operations	150	403	796		(63)

Weighted average shares outstanding

Weighted average shares outstanding	2,769,575,922	2,165,301,597	2,221,591,786		28

Potentially dilutive ordinary shares resulting from unvested exchangeable shares, options and warrants outstanding[1]	1,151,556	1,467,326 [2]	88,242,730	[2]	(22)

Weighted average shares outstanding for diluted EPS	2,770,727,478	2,166,768,923	2,309,834,516		28

Earnings per share (CHF)

Basic	(7.69)	(2.42)	5.19		(218)

from continuing operations	(7.74)	(2.61)	4.83		(197)

from discontinued operations	0.05	0.19	0.36		(74)

Diluted	(7.69)	(2.43)	4.99		(216)

from continuing operations	(7.75)	(2.61)	4.64		(197)

from discontinued operations	0.05	0.19	0.34		(74)

	As of			% change from
	31.12.08	31.12.07	31.12.06	31.12.07

Shares outstanding

Total ordinary shares issued	2,932,580,549	2,073,547,344	2,105,273,286	41

Second trading line treasury shares

2006 program			22,600,000

Other treasury shares	61,903,121	158,105,524	141,875,699	(61)

Total treasury shares	61,903,121	158,105,524	164,475,699	(61)

Shares outstanding	2,870,677,428	1,915,441,820	1,940,797,587	50

Retrospective adjustments for stock dividend[3]		95,772,091	97,039,879

Retrospective adjustments for rights issue[2]		141,850,917	143,728,676

Mandatory convertible notes and exchangeable shares[4]	600,557,453	518,711	139,561

Shares outstanding for EPS	3,471,234,881	2,153,583,539	2,181,705,703	61

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

Financial information
Notes to the consolidated financial statements

Balance sheet notes: assets

Note 9a Due from banks and loans (held at amortized cost)

By type of exposure
CHF million	31.12.08	31.12.07

Banks	64,473	60,935

Allowance for credit losses	(22)	(28)

Net due from banks	64,451	60,907

Loans

Residential mortgages	121,811	122,435

Commercial mortgages	21,270	21,058

Other loans	170,099	193,374

Debt instruments traditionally not classified as loans and receivables[1]	30,033	–

Subtotal	343,213	336,867

Allowance for credit losses	(2,905)	(1,003)

of which: Debt instruments traditionally not classified as loans and receivables	(1,329)	–

Net loans	340,308	335,864

Net due from banks and loans (held at amortized cost)	404,759	396,771

By geographical region (based on the location of the borrower)

Switzerland	166,798	166,435

United Kingdom	30,540	29,796

Rest of Europe	47,724	43,966

United States	105,907	70,962

Asia Pacific	23,279	27,843

Rest of the world	38,590	62,916

Subtotal	412,838	401,918

Allowance for credit losses	(2,927)	(1,031)

Net due from banks, loans (held at amortized cost) and loans designated at fair value[2]	409,911	400,887

By type of collateral

Secured by real estate	145,491	145,927

Collateralized by securities	56,312	96,306

Guarantees and other collateral	113,032	79,936

Unsecured	98,003	79,749

Subtotal	412,838	401,918

Allowance for credit losses	(2,927)	(1,031)

Net due from banks, loans (held at amortized cost) and loans designated at fair value[2]	409,911	400,887

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

Financial information
Notes to the consolidated financial statements

Note 16 Goodwill and intangible assets (continued)

The following table presents the disclosure of goodwill and intangible assets by business unit for the year ended 31 December 2008.

	Balance at	Additions				Foreign	Balance
	the beginning	and				currency	at the end
CHF million	of the year	reallocations	Disposals	Amortization	Impairment	translation	of the year

Goodwill

Wealth Management International & Switzerland	1,697	157	0		0	(205)	1,648

Wealth Management US	3,907	0	0		0	(228)	3,678

Business Banking Switzerland	0	0	0		0	0	0

Global Asset Management	2,000	338	0		0	(356)	1,982

Investment Bank	5,207	1	0		(341)	(590)	4,277

Corporate Center	18	0	(20)		0	1	0

UBS	12,829	495	(20)		(341)	(1,379)	11,585

Intangible assets

Wealth Management International & Switzerland	288	58	0	(18)	(20)	(57)	251

Wealth Management US	729	0	0	(60)	0	(43)	626

Business Banking Switzerland	0	0	0	0	0	0	0

Global Asset Management	264	32	0	(33)	0	(77)	186

Investment Bank	422	0	0	(83)	0	(52)	286

Corporate Center	6	0	(6)	0	0	0	0

UBS	1,709	90	(6)	(193)	(20)	(229)	1,350

The estimated, aggregated amortization expenses for intangible assets are as follows:

CHF million	Intangible assets

Estimated, aggregated amortization expenses for:

2009	168

2010	153

2011	145

2012	125

2013	103

2014 and thereafter	656

Total	1,350

Note 17 Other assets
CHF million	Note	31.12.08	31.12.07

Deferred tax assets	22	8,880	3,220

Settlement and clearing accounts		1,203	6,370

VAT and other tax receivables		330	454

Prepaid pension costs		2,922	3,009

Properties held for sale		981	1,145

Other receivables		4,495	6,114

Total other assets		18,811	20,312

Financial information

Balance sheet notes: liabilities

Note 18 Due to banks and customers
CHF million	31.12.08	31.12.07

Due to banks	125,628	145,762

Due to customers in savings and investment accounts	100,647	109,128

Other amounts due to customers	374,127	532,764

Total due to customers	474,774	641,892

Total due to banks and customers	600,402	787,654

Note 19 Financial liabilities designated at fair value and debt issued

Financial liabilities designated at fair value
CHF million	31.12.08	31.12.07

Bonds and compound debt instruments issued	92,446	183,143

Compound debt instruments – OTC	7,468	8,251

Loan commitments[1]	1,632	459

Total	101,546	191,853

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

Debt issued (held at amortized cost)
CHF million	31.12.08	31.12.07

Short-term debt: Money market paper issued	111,619	152,256

Long-term debt:

Bonds

Senior	67,298	52,265

Subordinated	12,769	14,129

Shares in bond issues of the Swiss Regional or Cantonal Bank’ Central Bond Institutions	2,418	199

Medium-term notes	3,150	3,228

Subtotal long-term debt	85,635	69,821

Total	197,254	222,077

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
Subordinated debt securities are unsecured obligations of the Group that are subordinated in right of payment to all present and future senior indebtedness and certain other obligations of the Group. At 31 December 2008 and 31 December 2007, the Group had CHF 12,769 million and CHF

14,129 million, respectively, in subordinated debt. Subordinated debt usually pays fixed interest annually or floating rate interest based on three-month or six-month London Interbank Offered Rate (LIBOR) and provides for single principal payments upon maturity.

At 31 December 2008 and 31 December 2007, the Group had CHF 165,312 million and CHF 238,835 million, respectively, in unsubordinated debt (excluding money market paper, compound debt instruments – OTC and loan commitments designated at fair value).
The following table shows the split between fixed-rate and floating-rate debt issues based on the contractual terms. However, it should be noted that the Group uses interest rate swaps to hedge many of the fixed-rate debt issues, which changes their repricing characteristics into those of floating-rate debt.

Contractual maturity dates
								Total	Total
CHF million, except where indicated	2009	2010	2011	2012	2013	2014–2018	Thereafter	31.12.08	31.12.07

UBS AG (Parent Bank)

Senior debt

Fixed rate	49,415	11,706	6,041	6,626	10,994	17,170	1,627	103,579	155,432

Interest rates (range in %)	0–9.90	0–9.70	0–9.955	0–9.66375	0–9.75	0–9.90	0–9.75

Floating rate	33,808	4,939	3,979	6,455	4,683	7,881	19,255	81,000	131,714

Subordinated debt

Fixed rate	465					5,665	2,745	8,875	9,789

Interest rates (range in %)	6.0-6.0					2.375–7.375	4.5–8.75

Floating rate						3,820		3,820	4,340

Subtotal	83,688	16,645	10,020	13,081	15,677	34,536	23,627	197,274	301,275

Subsidiaries

Senior debt

Fixed rate	60,092	2,904	8,459	813	377	1,010	9,348	83,003	76,863

Interest rates (range in %)	0–9.03	0–9.0	0–8.375	0–8.495	0–9.0	0–9.494	0–9.829

Floating rate	3,505	2,548	2,000	1,033	783	4,303	4,277	18,449	35,792

Subordinated debt

Fixed rate	74							74	0

Interest rates (range in %)	6.25–6.25

Floating rate								0	0

Subtotal	63,671	5,452	10,459	1,846	1,160	5,313	13,625	101,526	112,655

Total	147,359	22,097	20,479	14,927	16,837	39,849	37,252	298,800	413,930

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

Financial information

Note 20 Other liabilities
CHF million	Note	31.12.08	31.12.07

Provisions	21	2,727	1,716

Provisions for contingent claims	9b	31	63

Current tax liabilities		1,192	2,000

Deferred tax liabilities	22	1,470	2,429

VAT and other tax payables		1,022	1,079

Settlement and clearing accounts		3,089	7,476

Amounts due under unit-linked investment contracts		13,051	27,455

Other payables[1]		11,384	19,278

Total other liabilities		33,965	61,496

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
The components of operating profit before tax, and the differences between income tax expense reflected in the Financial Statements and the amounts calculated at the Swiss statutory rate, are as follows:

	For the year ended
CHF million	31.12.08	31.12.07	31.12.06

Operating profit from continuing operations before tax	(27,758)	(3,742)	14,119

Domestic	3,269	10,337	5,503

Foreign	(31,027)	(14,079)	8,616

Income taxes at Swiss statutory rate of 22% for 2008, 2007 and 2006	(6,107)	(823)	3,106

Increase / (decrease) resulting from:

Applicable tax rates differing from Swiss statutory rate	(7,056)	(3,054)	799

Tax effects of losses not recognized	7,412	6,327	21

Previously unrecorded tax losses now utilized	(10)	(257)	(676)

Lower taxed income	(773)	(1,587)	(941)

Non-deductible goodwill and intangible asset amortization	160	15	21

Other non-deductible expenses	737	227	183

Adjustments related to prior years	(490)	(72)	316

Change in deferred tax valuation allowance	(692)	279	(192)

Other items	(17)	314	361

Income tax expense from continuing operations	(6,837)	1,369	2,998

Financial information

Note 22 Income taxes (continued)

Significant components of the Group’s gross deferred income tax assets and liabilities are as follows:

CHF million	31.12.08	31.12.07

Deferred tax assets

Compensation and benefits	1,534	3,370

Tax loss carry-forwards	32,834	10,385

Trading assets	608	163

Other	258	859

Total	35,234	14,777

Valuation allowance	(26,354)	(11,557)

Deferred tax assets recognized	8,880	3,220

Deferred tax liabilities

Compensation and benefits	111	470

Property and equipment	29	175

Financial investments and associates	206	690

Trading assets	244	498

Goodwill and intangible assets	289	173

Other	591	424

Deferred tax liabilities	1,470	2,429

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

UBS AG Switzerland and certain overseas branches and subsidiaries of the Group have deferred tax assets related to tax loss carry-forwards and other items. Because the realization of these assets is uncertain, the Group has established valuation allowances of CHF 26,354 million (CHF 11,557 million at 31 December 2007) mainly relating to US tax losses. For entities that incurred losses in either the current or preceding year, an amount of CHF 8,463 million is recognized as deferred tax assets at 31 December 2008 (CHF 2,363 million at 31 December 2007). These deferred tax assets mainly relate to Swiss tax losses (primarily due to the writedown of investments in US subsidiaries) and US tax losses. Swiss tax losses can be carried forward for seven years and US federal tax losses for 20 years. The agreement which UBS entered into to transfer certain illiquid securities and other positions to a fund owned and controlled by the Swiss National Bank (refer to Note 38) materially reduced the Group’s exposures to US real estate related assets and hence provided additional evidence that future US taxable profits will be available against which part of the Group’s unused US tax losses can be utilized. A deferred tax asset has been recognized in respect of that portion of the US tax losses.

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

Financial information
Notes to the consolidated financial statements

Note 22 Income taxes (continued)

At 31 December 2008, tax losses totalling CHF 71,214 million which are not recognized as deferred tax assets are available to be offset against potential tax adjustments or future taxable income.

The tax losses expire as follows:

CHF million	31.12.08

Within 1 year	1

From 2 to 4 years	19

After 4 years	71,195

Total	71,214

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

In October, UBS proceeded with the implementation of the settlement agreements by registering with the US Securities and Exchange Commission the offering of ARS rights (in the legal form of securities) to clients. The issued ARS rights provide eligible clients the right to sell ARS (put option), while UBS stipulated a right to call ARS from clients (as well as a litigation release from institutional clients). Pursuant to the issuance of the ARS rights, the commitment to repurchase ARS from clients was treated as a derivative. As a result, the provision, excluding fines, was reclassified to Negative replacement value. After reclassification, changes in the fair value of the commitment resulted in an additional CHF 172 million loss in Net trading income. As of 31 December 2008, the fair value of the commitment recognized as negative replacement value was CHF 1,140 million.

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

Gains and losses on the effective portions of derivatives designated as cash flow hedges of forecast transactions are initially recorded in Equity as Net income recognized directly in equity and are transferred to current period earnings when the forecast cash flows affect net profit or loss. The gains and losses on ineffective portions of such derivatives are recognized immediately in the income statement. A CHF 108 million loss, a CHF 443 million gain and a CHF 36 million loss were recognized in 2008, 2007 and 2006, respectively, due to hedge ineffectiveness.

As of 31 December 2008 and 2007, the fair values of outstanding derivatives designated as cash flow hedges of forecast transactions were a CHF 2,539 million net positive replacement value and a CHF 99 million net positive replacement value, respectively. At the end of 2008 and 2007, unrecognized income of CHF 86 million and CHF 135 million associated with de-designated hedging swaps remained deferred in Equity. It will be removed from Equity when the hedged cash flows have an impact on net profit or loss, or when the forecasted cash flows are no longer expected to take place. In fourth quarter 2008, due to reductions in the volume of short term financial instruments, some of the forecasted cash flows previously included in the hedge relationships have been determined to no longer be expected to occur. Amounts reclassified from Net income recognized directly in Equity to current period earnings due to discontinuation of hedge accounting were a CHF 49 million net gain in 2008, a CHF 79 million net gain in 2007 and a CHF 132 mil-

lion net gain in 2006. These amounts were recorded in Net interest income.

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

Financial information

Note 23 Derivative instruments and hedge accounting[1] (continued)
As of 31 December 2008	Term to maturity
	Within 3 months		3–12 months		1–5 years		over 5 years		Total		Notional	Total		Notional
CHF billion	PRV[2]	NRV[3]	PRV	NRV	PRV	NRV	PRV	NRV	PRV		value	NRV		value

Interest rate contracts

Over-the-counter (OTC) contracts

Forward contracts	2.1	2.2	3.8	4.1	0.3	0.4		0.0	6.2		1,544.9	6.7		1,584.5

Swaps	9.5	9.9	23.6	24.3	152.1	140.5	144.8	142.9	330.0		9,065.4	317.6		22,739.9

Options	4.0	3.7	6.6	7.0	14.3	15.7	12.6	16.5	37.4		498.4	43.0		595.5

Exchange-traded contracts[4]

Futures											219.8			307.8

Options	0.8	0.8	0.5	0.5	0.1	0.1			1.4		6.4	1.4		8.7

Total	16.4	16.6	34.5	36.0	166.8	156.7	157.4	159.5	375.1		11,334.9	368.7		25,236.4

Credit derivative contracts

Over-the-counter (OTC) contracts

Credit default swaps	0.5	0.3	3.4	3.5	95.4	91.2	89.8	88.2	189.1		1,856.1	183.3		1,754.0

Total rate of return swaps	3.4	0.4	0.2	0.1	3.1	0.5	1.6	0.5	8.3		31.2	1.5		12.6

Total	3.9	0.7	3.6	3.6	98.4	91.7	91.4	88.8	197.4		1,887.2	184.8		1,766.7

Foreign exchange contracts

Over-the-counter (OTC) contracts

Forward contracts	21.0	22.8	8.4	10.6	1.6	1.1	0.1	0.1	31.2		468.1	34.5		485.6

Interest and currency swaps	72.1	74.5	36.2	33.8	34.9	39.2	27.1	26.5	170.3		2,047.4	173.9		1,868.4

Options	7.5	7.6	10.0	9.1	2.1	1.8		0.0	19.7		610.1	18.6		524.8

Exchange-traded contracts[4]

Futures														1.7

Options	0.2	0.3	0.0	0.0					0.2		12.8	0.3		6.1

Total	101.0	105.2	54.6	53.5	38.7	42.1	27.2	26.6	221.5		3,138.3	227.3		2,886.5

Equity/index contracts

Over-the-counter (OTC) contracts

Forward contracts	1.9	1.6	2.0	1.8	2.2	2.0	0.2	0.3	6.4		68.5	5.7		40.1

Options	1.7	3.2	4.8	7.4	4.7	8.5	1.7	4.0	12.9		108.9	23.0		106.1

Exchange-traded contracts[4]

Futures											15.3			18.2

Options	5.0	5.2	5.3	6.7	4.8	5.6	0.9	1.2	16.1		97.9	18.7		110.5

Total	8.6	10.0	12.1	16.0	11.7	16.1	2.9	5.5	35.3		290.5	47.4		275.0

Precious metals contracts

Over-the-counter (OTC) contracts

Forward contracts	0.8	0.7	0.6	0.5	0.5	0.4	0.0	0.1	1.8		13.1	1.7		14.1

Options	0.5	0.6	1.3	1.3	1.8	1.5	0.2	0.2	3.8		30.6	3.7		35.8

Exchange-traded contracts[4]

Futures														0.6

Options	0.1	0.1	0.1	0.2	0.0	0.0			0.1		4.7	0.3		9.5

Total	1.3	1.4	1.9	2.0	2.3	1.9	0.3	0.4	5.8		48.4	5.7		60.0

Commodities contracts, excluding precious metals contracts

Over-the-counter (OTC) contracts

Forward contracts	2.2	1.7	3.7	3.2	1.4	1.2	0.9	1.0	8.2		26.1	7.1		19.0

Options	0.3	0.4	1.3	1.2	0.8	0.8	0.0	0.0	2.4		5.7	2.4		6.6

Exchange-traded contracts[4]

Futures											13.5			0.0

Options	2.0	2.0	3.7	3.7	2.7	2.7			8.4		69.9	8.4		86.1

Total	4.5	4.1	8.8	8.1	4.8	4.6	0.9	1.0	19.0		115.2	17.9		111.8

Total derivative instruments[5,6]	135.7	138.1	115.5	119.2	322.8	313.1	280.0	281.6	854.1	[7]		851.9	[8]

thereof commitments to repurchase auction rate securities						1.1						1.1		16.6

1 Bifurcated embedded derivatives are presented in the same balance sheet line as the host contract and are excluded from the table. Payables and receivables resulting from the valuation of regular way purchases and sales of financial assets between trade and settlement date are recognized as replacement values and therefore included in the table. PRVs and NRVs are categorized in the different time bands on the basis of the maximal duration of the derivative contract.  2 PRV: Positive replacement value.  3 NRV: Negative replacement value.  4 Exchange-traded products include own account trades only.  5 Total PRV and total NRV include approximately CHF 462 million and CHF 1,649 million, respectively for the option to purchase the SNB StabFund equity. Refer to Note 38.  6 Total NRVs include approximately CHF 1,058 million for the derivative component of the mandatory convertible notes issued to the Swiss Confederation in December 2008. Refer to Note 26.  7 The impact of netting agreements accepted by the Swiss Financial Market Supervisory Authority (FINMA) for capital adequacy calculations is to reduce positive replacement values to CHF 202,351 million.  8 The impact of netting agreements accepted by the FINMA for capital adequacy calculations is to reduce negative replacement values to CHF 200,055 million.

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

Determination of fair values from quoted market prices or valuation techniques
	31.12.08				31.12.07
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Trading portfolio assets	128.1	128.4	15.3	271.8	277.2	330.7	52.3	660.1

Trading portfolio assets pledged as collateral	25.4	13.2	1.6	40.2	57.4	48.5	8.3	114.2

Positive replacement values	5.1	811.2	37.8	854.1	6.8	407.4	14.0	428.2

Financial assets designated at fair value	1.1	11.2	0.6	12.9	1.8	10.0		11.8

Financial investments available- for-sale	2.4	1.2	1.6	5.2	1.2	2.4	1.4	5.0

Total assets	162.1	965.2	57.0	1,184.3	344.4	799.0	75.9	1,219.3

Trading portfolio liabilities	33.9	27.5	1.0	62.4	119.9	44.9		164.8

Negative replacement values	4.9	812.0	35.0	851.9	6.6	420.1	16.8	443.5

Financial liabilities designated at fair value		91.2	10.3	101.5		149.5	42.4	191.9

Total liabilities	38.8	930.7	46.3	1,015.8	126.5	614.5	59.2	800.2

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

	31.12.08
CHF billion	Carrying value	Fair value

Assets

Loans to banks and customers	403.0	402.6

Cash collateral on securities borrowed and reverse repurchase agreements	347.5	347.7

Accrued income and prepaid expenses, other assets	9.1	9.1

Liabilities

Due to banks and customers	600.4	600.4

Cash collateral on securities lent and repurchase agreements	116.6	116.6

Debt issued	201.2	199.7

Accrued expenses and deferred income, other liabilities	22.8	22.8

The fair values included in the table above were calculated for disclosure purposes only. The valuation techniques and assumptions described below provide a measurement of fair value of UBS’s financial instruments accounted for at amortized cost. However, because other institutions may use different methods and assumptions for their fair value estimation, such fair value disclosures cannot necessarily be compared from one financial institution to another. UBS applies significant judgments and assumptions to arrive at these fair values, which are more holistic and less sophisticated than UBS’s established fair value and model governance policies and processes applied for financial instruments accounted for at fair value, whose fair values impact UBS’s balance sheet and net profit. Debt instruments reclassified in fourth quarter 2008 from “held for trading” to “loans and receivables” followed the same fair value measurement principles and governance policies as financial instruments accounted for at fair value. The following principles were applied when determining fair value estimates for financial instruments accounted for at amortized cost:
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

Option to acquire equity of the SNB StabFund
Under IFRS, the option to purchase the SNB StabFund’s equity is recognized on the balance sheet as a derivative at fair value with changes in fair value recognized in profit and loss. At 31 December 2008, the fair value of the call option held by UBS was approximately CHF 1,100 million.

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

See the Critical accounting policies for a discussion on how fair value of financial instruments is determined. See also Note 1a) 5)–9).

	31.12.08	31.12.07

Financial assets

Held for trading

Trading portfolio assets	261,904	630,764

Trading portfolio assets pledged as collateral	40,216	114,190

Debt issued[1,2]	4,152

Positive replacement values	854,100	428,217

Total	1,160,372	1,173,171

Fair value through profit or loss, other

Financial assets designated at fair value	12,882	11,765

Cash, loans and receivables

Cash and balances with central banks	32,744	18,793

Due from banks	64,451	60,907

Cash collateral on securities borrowed	122,897	207,063

Reverse repurchase agreements	224,648	376,928

Loans	338,520	334,367

Accrued income and prepaid expenses	3,238	9,200

Other assets	5,901	12,874

Total	792,399	1,020,132

Available-for-sale

Financial investments available-for-sale	5,248	4,966

Total financial assets	1,970,901	2,210,034

Financial liabilities

Held for trading

Trading portfolio liabilities	62,431	164,788

Debt issued[1]	185	74

Negative replacement values	851,864	443,539

Total	914,480	608,401

Fair value through profit or loss, other

Financial liabilities designated at fair value	101,546	191,853

Amounts due under unit-linked contracts	13,051	27,455

Total	114,597	219,308

Financial liabilities at amortized cost

Due to banks	125,628	145,762

Cash collateral on securities lent	14,063	31,621

Repurchase agreements	102,561	305,887

Due to customers	474,774	641,892

Accrued expenses and deferred income	10,012	21,665

Debt issued	201,221	222,003

Other liabilities	12,765	25,302

Total	941,024	1,394,132

Total financial liabilities	1,970,101	2,221,841

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
After reclassification, the contribution of the reclassified financial assets to UBS’s income statement was an increase in Net interest income of CHF 0.1 billion, less a Credit loss expense of CHF 1.3 billion, resulting in a net negative impact on operating profit before tax of CHF 1.2 billion for the year ended 31 December 2008.

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
Both events above meet the definition of an adjusting event after the reporting period as defined in IAS 10 Events after the Reporting Period and have been considered in the financial statements as of 31 December 2008. The total im-

pact on net profit after tax was negative CHF 1,203 million.

On 19 January 2009, UBS announced that it had entered into an agreement to acquire the commodity index business of AIG Financial Product Corp. Refer to “Note 36 Business combinations” for details.
There have been no further material post-balance-sheet events which would require disclosure or adjustment to the 31 December 2008 Financial Statements.
On 5 March 2009, the Board of Directors reviewed the Financial Statements and authorized them for issue. These Financial Statements were submitted to the Annual General Meeting of Shareholders on 15 April 2009 for approval.

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

Pro-forma information (unaudited)
	For the year ended
CHF million, except where indicated	31.12.08	31.12.07	31.12.06

Total operating income	819	31,932	48,928

Net profit	(21,286)	(5,233)	11,887

Basic earnings per share (CHF)	(7.69)	(2.42)	5.35

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
The purchase price for the securities transferred to the fund on 16 December 2008 was the value of these securities as of 30 September 2008 as determined by the SNB based on a valuation conducted by third-party valuation experts. On the same basis, the SNB has since determined the purchase price to be paid for a further USD 7.8 billion of positions that have not yet been transferred to the fund. So far, the determined purchase prices for positions transferred to or to be transferred to the fund were, in the aggregate, USD 0.7 billion lower than the value UBS assigned to these positions on 30 September 2008. All of this difference is accounted for in UBS’s results for 2008. Overall, the aggregate price difference represents approximately 3% of UBS’s market value (net exposure) for these positions and reflects the inherent judgement involved in the valuation of illiquid assets.
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

Overall, the impact of the transaction on the income statement was a loss of approximately CHF 5,232 million in 2008. This reflects a net loss on the call option of approximately CHF 3,511 million and the expense of approximately CHF 607 million associated with the contingent share issue as well as a CHF 771 million loss due to the recognized price difference and CHF 343 million losses on hedges that were subject to trading restrictions as a result of the transaction.
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

Supplemental Guarantor Consolidating Income Statement
CHF million	UBS AG	UBS		Consolidating
For the year ended 31 December 2008	Parent Bank[1]	Americas Inc.	Subsidiaries	Entries	UBS Group

Operating income

Interest income	49,699	21,343	27,354	(32,717)	65,679

Interest expense	(48,686)	(17,436)	(26,282)	32,717	(59,687)

Net interest income	1,013	3,907	1,072	0	5,992

Credit loss (expense) / recovery	(861)	(2,050)	(85)	0	(2,996)

Net interest income after credit loss expense	152	1,857	987	0	2,996

Net fee and commission income	9,709	7,910	5,310	0	22,929

Net trading income	(8,129)	(19,847)	2,156	0	(25,820)

Income from subsidiaries	(19,882)	0	0	19,882	0

Other income	2,836	1,058	(3,202)	0	692

Total operating income	(15,314)	(9,022)	5,251	19,882	796

Operating expenses

Personnel expenses	8,738	5,169	2,355	0	16,262

General and administrative expenses	3,918	4,604	1,976	0	10,498

Depreciation of property and equipment	770	205	266	0	1,241

Impairment of goodwill	0	341	0	0	341

Amortization of intangible assets	1	93	119	0	213

Total operating expenses	13,427	10,412	4,716	0	28,555

Operating profit from continuing operations before tax	(28,741)	(19,434)	535	19,882	(27,758)

Tax expense	(7,407)	(4)	574	0	(6,837)

Net profit from continuing operations	(21,335)	(19,430)	(39)	19,882	(20,922)

Net profit from discontinued operations	43	0	155	0	198

Net profit	(21,292)	(19,430)	116	19,882	(20,724)

Net profit attributable to minority interests	0	(9)	577	0	568

Net profit attributable to UBS shareholders	(21,292)	(19,421)	(461)	19,882	(21,292)

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Financial information

Note 41 Supplemental guarantor information required under SEC rules (continued)

Supplemental guarantor consolidating balance sheet
CHF million	UBS AG	UBS		Consolidating
As of 31 December 2008	Parent Bank[1]	Americas Inc.	Subsidiaries	Entries	UBS Group

Assets

Cash and balances with central banks	27,030	332	5,382	0	32,744

Due from banks	111,563	11,490	192,206	(250,808)	64,451

Cash collateral on securities borrowed	48,874	109,783	16,914	(52,674)	122,897

Reverse repurchase agreements	206,087	79,178	145,851	(206,468)	224,648

Trading portfolio assets	183,303	54,973	50,638	(17,076)	271,838

Trading portfolio assets pledged as collateral	33,445	5,240	1,531	0	40,216

Positive replacement values	862,459	18,215	293,896	(320,470)	854,100

Financial assets designated at fair value	5,120	7,755	12,741	(12,734)	12,882

Loans	326,548	53,774	35,193	(75,207)	340,308

Financial investments available-for-sale	1,237	638	3,373	0	5,248

Accrued income and prepaid expenses	3,684	2,700	2,666	(2,909)	6,141

Investments in associates	66,255	58	50	(65,473)	892

Property and equipment	5,093	971	642	0	6,706

Goodwill and intangible assets	250	9,393	3,292	0	12,935

Other assets	15,541	3,905	6,849	(7,484)	18,811

Total assets	1,896,489	358,405	771,224	(1,011,303)	2,014,815

Liabilities

Due to banks	196,723	68,213	111,500	(250,808)	125,628

Cash collateral on securities lent	25,248	32,884	8,605	(52,674)	14,063

Repurchase agreements	30,988	140,197	137,844	(206,468)	102,561

Trading portfolio liabilities	51,034	17,086	11,387	(17,076)	62,431

Negative replacement values	855,005	16,792	300,537	(320,470)	851,864

Financial liabilities designated at fair value	88,505	1,716	24,059	(12,734)	101,546

Due to customers	422,688	70,242	57,051	(75,207)	474,774

Accrued expenses and deferred income	7,417	2,584	3,104	(2,909)	10,196

Debt issued	127,408	2,439	67,407	0	197,254

Other liabilities	12,598	4,313	24,538	(7,484)	33,965

Total liabilities	1,817,614	356,466	746,032	(945,830)	1,974,282

Equity attributable to UBS shareholders	78,875	(1,097)	20,226	(65,473)	32,531

Equity attributable to minority interests	0	3,036	4,966	0	8,002

Total equity	78,875	1,939	25,192	(65,473)	40,533

Total liabilities and equity	1,896,489	358,405	771,224	(1,011,303)	2,014,815

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Financial information
Notes to the consolidated financial statements

Note 41 Supplemental guarantor information required under SEC rules (continued)

Supplemental guarantor consolidating cash flow statement

CHF million	UBS AG	UBS
For the year ended 31 December 2008	Parent Bank[1]	Americas Inc.	Subsidiaries	UBS Group

Net cash flow from/(used in) operating activities	69,772	(438)	7,646	76,980

Cash flow from/(used in) investing activities

Investments in subsidiaries and associates	(1,502)	0	0	(1,502)

Disposal of subsidiaries and associates	1,686	0	0	1,686

Purchase of property and equipment	(819)	(258)	(140)	(1,217)

Disposal of property and equipment	37	27	5	69

Net (investment in)/divestment of financial investments available-for-sale	330	156	(1,198)	(712)

Net cash flow from/(used in) investing activities	(268)	(75)	(1,333)	(1,676)

Cash flow from/(used in) financing activities

Net money market paper issued/(repaid)	(52,815)	914	11,264	(40,637)

Net movements in treasury shares and own equity derivative activity	623	0	0	623

Capital issuance	23,135	0	0	23,135

Issuance of long-term debt, including financial liabilities designated at fair value	91,961	0	11,126	103,087

Repayment of long-term debt, including financial liabilities designated at fair value	(62,822)	(14,500)	(15,572)	(92,894)

Increase in minority interests	0	842	819	1,661

Dividends paid to/decrease in minority interests	0	(112)	(420)	(532)

Net activity in investments in subsidiaries	(11,978)	21,816	(9,838)	0

Net cash flow from/(used in) financing activities	(11,896)	8,960	(2,621)	(5,557)

Effects of exchange rate differences	(33,963)	442	(5,665)	(39,186)

Net increase/(decrease) in cash equivalents	23,645	8,889	(1,973)	30,561

Cash and cash equivalents, beginning of the year	109,110	15,532	24,463	149,105

Cash and cash equivalents, end of the year	132,755	24,421	22,490	179,666

Cash and cash equivalents comprise:

Cash and balances with central banks	27,030	332	5,382	32,744

Money market paper[2]	62,777	19,875	4,080	86,732

Due from banks with original maturity of less than three months	42,948	4,214	13,028	60,190

Total	132,755	24,421	22,490	179,666

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

Financial information
UBS AG (Parent Bank)

Parent Bank financial statements

Income statement
	For the year ended		% change from
CHF million	31.12.08	31.12.07	31.12.07

Interest and discount income	37,825	58,674	(36)

Interest and dividend income from trading portfolio	12,014	19,003	(37)

Interest and dividend income from financial investments	76	58	31

Interest expense	(49,022)	(75,179)	(35)

Net interest income	893	2,556	(65)

Credit-related fees and commissions	208	205	1

Fee and commission income from securities and investment business	11,668	15,468	(25)

Other fee and commission income	610	686	(11)

Fee and commission expense	(2,849)	(3,269)	(13)

Net fee and commission income	9,637	13,090	(26)

Net trading income	(9,466)	2,767

Net income from disposal of financial investments	176	178	(1)

Income from investments in associated companies	3,763	2,592	45

Income from real estate holdings	29	27	7

Sundry income from ordinary activities	3,384	3,352	1

Sundry ordinary expenses	(2,767)	(3,223)	(14)

Other income from ordinary activities	4,584	2,926	57

Operating income	5,648	21,339	(74)

Personnel expenses	6,707	13,505	(50)

General and administrative expenses	5,822	5,191	12

Operating expenses	12,528	18,696	(33)

Operating profit	(6,880)	2,643

Depreciation and write-offs on investments in associated companies and fixed assets	26,900	8,660	211

Allowances, provisions and losses	3,071	2,780	10

Profit before extraordinary items and taxes	(36,852)	(8,797)	(319)

Extraordinary income	1,002	4,665	(79)

Extraordinary expenses	482	4

Tax expense	157	115	37

Profit/(loss) for the period	(36,489)	(4,251)	(758)

Financial information

Balance sheet
			% change from
CHF million	31.12.08	31.12.07	31.12.07

Assets

Liquid assets	27,030	8,530	217

Money market paper	62,777	60,266	4

Due from banks	355,679	527,081	(33)

Due from customers	191,308	274,510	(30)

Mortgage loans	141,328	141,381	0

Trading balances in securities and precious metals	158,741	412,977	(62)

Financial investments	11,085	1,685	558

Investments in associated companies	22,001	21,228	4

Fixed assets	5,032	5,273	(5)

Accrued income and prepaid expenses	3,877	7,221	(46)

Positive replacement values	201,801	124,244	62

Other assets	8,697	13,676	(36)

Total assets	1,189,356	1,598,072	(26)

Total subordinated assets	3,924	6,293	(38)

Total amounts receivable from Group companies	435,721	602,667	(28)

Liabilities and equity

Money market paper issued	52,063	104,878	(50)

Due to banks	292,730	491,102	(40)

Due to customers on savings and deposit accounts	61,872	72,303	(14)

Other amounts due to customers	388,338	521,189	(25)

Medium-term bonds	3,150	3,228	(2)

Bond issues and loans from central mortgage institutions	143,589	189,023	(24)

Accruals and deferred income	7,895	17,368	(55)

Negative replacement values	193,108	145,445	33

Other liabilities	14,181	15,576	(9)

Allowances and provisions	2,724	3,970	(31)

Share capital	293	207	42

General statutory reserve	40,910	8,775	366

Reserve for own shares	2,877	9,441	(70)

Other reserves	22,115	19,818	12

Profit/(loss) for the period	(36,489)	(4,251)	(758)

Total liabilities and equity	1,189,356	1,598,072	(26)

Total subordinated liabilities	21,228	21,114	1

Total amounts payable to Group companies	271,434	330,567	(18)

Statement of appropriation of retained earnings

The Board of Directors proposes to the Annual General Meeting (AGM) on 15 April 2009 to approve the following appropriation:

CHF million

Profit/(Loss) for the financial year 2008 as per the Parent Bank’s Income Statement	(36,489)

Appropriation to other reserves	(22,115)

Appropriation to general statutory reserves: Retained earnings	(2,472)

Appropriation to general statutory reserves: Share premium	(11,901)

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

Financial information

Key figures
	For the year ended
CHF million, except where indicated	31.12.08	31.12.07		31.12.06		31.12.05		31.12.04

Balance sheet data

Total assets	2,014,815	2,274,891		2,348,733		2,001,099		1,703,647

Equity attributable to UBS shareholders	32,531	36,875		51,037		45,633		35,161

Average equity to average assets (%)	1.5	1.8		2.0		1.9		1.9

Market capitalization	43,519	108,654		154,222		131,949		103,638

Shares

Registered ordinary shares	2,932,580,549	2,073,547,344		2,105,273,286		2,177,265,044		2,253,716,354

Treasury shares	61,903,121	158,105,524		164,475,699		208,519,748		249,326,620

BIS capital ratios

Tier 1 (%)	11.0	9.1	[1]	12.2	[1]	13.3	[1]	12.3	[1]

Total BIS (%)	15.0	12.2	[1]	15.0	[1]	14.5	[1]	14.1	[1]

Risk-weighted assets	302,273	374,421	[1]	344,015	[1]	312,532	[1]	266,955	[1]

Invested assets (CHF billion)	2,174	3,189		2,989		2,652		2,217

Personnel (full-time equivalents)

Switzerland	26,406	27,884		27,022		26,029		25,990

United Kingdom	7,071	8,813		8,243		7,135		7,180

Rest of Europe	4,817	4,776		4,338		3,759		3,461

Middle East / Africa	145	139		102		112		107

United States	27,362	29,921		29,076		25,999		25,180

Rest of Americas	1,984	2,054		1,743		1,137		1,051

Asia Pacific	9,998	9,973		7,616		5,398		4,438

Total	77,783	83,560		78,140		69,569		67,407

Long-term ratings[2]

Fitch, London	A+	AA		AA+		AA+		AA+

Moody’s, New York	Aa2	Aaa		Aa2		Aa2		Aa2

Standard & Poor’s, New York	A+	AA		AA+		AA+		AA+

  1 The calculation prior to 2008 is based on the Basel I approach.   2 Refer to the “Credit risk” section of this report for information about the nature of these ratings.

Financial information
Additional disclosure required under SEC regulations

Income statement data
	For the year ended
CHF million, except where indicated	31.12.08	31.12.07	31.12.06	31.12.05	31.12.04

Interest income	65,679	109,112	87,401	59,286	39,228

Interest expense	(59,687)	(103,775)	(80,880)	(49,758)	(27,484)

Net interest income	5,992	5,337	6,521	9,528	11,744

Credit loss (expense)/recovery	(2,996)	(238)	156	375	241

Net interest income after credit loss (expense)/recovery	2,996	5,099	6,677	9,903	11,985

Net fee and commission income	22,929	30,634	25,456	21,184	18,310

Net trading income	(25,820)	(8,353)	13,743	8,248	5,098

Other income	692	4,341	1,608	1,135	875

Total operating income	796	31,721	47,484	40,470	36,268

Total operating expenses	28,555	35,463	33,365	28,533	26,840

Operating profit from continuing operations before tax	(27,758)	(3,742)	14,119	11,937	9,428

Tax expense	(6,837)	1,369	2,998	2,270	2,073

Net profit from continuing operations	(20,922)	(5,111)	11,121	9,667	7,355

Net profit from discontinued operations	198	403	899	4,526	629

Net profit	(20,724)	(4,708)	12,020	14,193	7,984

Net profit attributable to minority interests	568	539	493	661	454

Net profit attributable to UBS shareholders	(21,292)	(5,247)	11,527	13,532	7,530

Cost/income ratio (%)[1]	753.0	111.0	70.5	71.2	74.5

Per share data (CHF)

Basic earnings per share[2]	(7.69)	(2.42)	5.19	5.98	3.25

Diluted earnings per share[2]	(7.69)	(2.43)	4.99	5.74	3.10

Operating profit before tax per share	(10.02)	(1.73)	6.36	5.27	4.07

Cash dividends declared per share (CHF)[3,4]	N/A	N/A	2.20	1.60	1.50

Cash dividend declared per share (USD)[3,4]	N/A	N/A	1.83	1.26	1.27

Dividend payout ratio (%)[3,4]	N/A	N/A	42.4	26.8	46.2

Rates of return (%)

Return on equity attributable to UBS shareholders[5]	(58.7)	(10.9)	25.7	36.7	23.1

Return on average equity	(60.6)	(10.6)	24.0	34.4	21.3

Return on average assets	(0.9)	(0.2)	0.5	0.7	0.4

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

Financial information

Balance sheet data
	For the year ended
CHF million	31.12.08	31.12.07	31.12.06	31.12.05	31.12.04

Assets

Total assets	2,014,815	2,274,891	2,348,733	2,001,099	1,703,647

Due from banks	64,451	60,907	50,426	33,644	35,419

Cash collateral on securities borrowed	122,897	207,063	351,590	288,435	210,606

Reverse repurchase agreements	224,648	376,928	405,834	404,432	357,164

Trading portfolio assets	271,838	660,182	648,346	499,297	389,487

Trading portfolio assets pledged as collateral	40,216	114,190	230,168	154,759	159,115

Positive replacement values	854,100	428,217	292,975	273,889	248,664

Loans	340,308	335,864	297,842	279,910	241,803

Liabilities

Due to banks	125,628	145,762	203,689	124,328	120,026

Cash collateral on securities lent	14,063	31,621	63,088	59,938	51,301

Repurchase agreements	102,561	305,887	545,480	478,508	422,587

Trading portfolio liabilities	62,431	164,788	204,773	188,631	171,033

Negative replacement values	851,864	443,539	297,063	277,770	267,799

Financial liabilities designated at fair value	101,546	191,853	145,687	117,401	65,756

Due to customers	474,774	641,892	555,886	466,907	386,320

Debt issued	197,254	222,077	190,143	160,710	117,856

Equity attributable to UBS shareholders	32,531	36,875	51,037	45,633	35,161

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

For the year ended
31.12.08	31.12.07	31.12.06	31.12.05	31.12.04

0.53	0.96	1.17	1.23	1.32

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

	31.12.08			31.12.07			31.12.06
	Average		Average	Average		Average	Average		Average
CHF million, except where indicated	balance	Interest	rate (%)	balance	Interest	rate (%)	balance	Interest	rate (%)

Assets

Due from banks

Domestic	7,243	421	5.8	11,784	664	5.6	10,800	587	5.4

Foreign	58,287	1,559	2.7	46,049	2,344	5.1	29,814	1,490	5.0

Cash collateral on securities borrowed and reverse repurchase agreements

Domestic	31,642	1,208	3.8	31,473	1,693	5.4	27,147	1,333	4.9

Foreign	669,010	21,313	3.2	977,302	46,581	4.8	926,575	38,393	4.1

Trading portfolio assets

Domestic	15,104	520	3.4	11,866	696	5.9	17,976	651	3.6

Foreign taxable	522,804	21,494	4.1	861,923	38,206	4.4	707,432	31,433	4.4

Foreign non-taxable	8,070	383	4.7	5,754	199	3.5	4,438	127	2.9

Foreign total	530,874	21,877	4.1	867,677	38,405	4.4	711,870	31,560	4.4

Financial assets designated at fair value

Domestic	945	0		588	0		42	0

Foreign	11,024	404	3.7	9,114	298	3.3	2,325	70	3.0

Loans

Domestic	188,950	6,840	3.6	187,073	6,565	3.5	181,186	5,784	3.2

Foreign	147,034	8,304	5.6	146,040	9,359	6.4	105,362	6,284	5.9

Financial investments available-for-sale

Domestic	1,599	72	4.5	3,930	66	1.7	4,126	28	0.7

Foreign taxable	3,370	73	2.2	2,934	110	3.7	3,171	100	3.2

Foreign non-taxable	0			0			0	0

Foreign total	3,370	73	2.2	2,934	110	3.7	3,171	100	3.2

Total interest-earning assets	1,665,082	62,591	3.8	2,295,830	106,781	4.7	2,020,394	86,280	4.3

Net interest on swaps		3,088			2,331			1,121

Interest income and average interest-earning assets	1,665,082	65,679	3.9	2,295,830	109,112	4.8	2,020,394	87,401	4.3

Non-interest-earning assets

Positive replacement values	600,073			373,229			278,733

Fixed assets	7,091			7,090			7,445

Other	82,357			82,739			68,894

Total average assets	2,354,603			2,758,888			2,375,466

Financial information
Additional disclosure required under SEC regulations

Average balances and interest rates (continued)
	31.12.08			31.12.07			31.12.06
	Average		Average	Average		Average	Average		Average
CHF million, except where indicated	balance	Interest	rate (%)	balance	Interest	rate (%)	balance	Interest	rate (%)

Liabilities and equity

Due to banks

Domestic	51,027	1,503	2.9	60,858	2,477	4.1	46,544	1,583	3.4

Foreign	88,798	3,423	3.9	146,286	8,008	5.5	108,885	5,261	4.8

Cash collateral on securities lent and repurchase agreements

Domestic	31,269	1,026	3.3	47,041	1,902	4.0	46,224	1,589	3.4

Foreign	397,453	15,097	3.8	752,616	38,680	5.1	751,617	32,432	4.3

Trading portfolio liabilities

Domestic	5,525	256	4.6	5,561	328	5.9	4,408	283	6.4

Foreign	132,901	8,906	6.7	214,326	15,484	7.2	202,263	14,250	7.0

Financial liabilities designated at fair value

Domestic	1,444	69	4.8	1,503	79	5.3	1,864	58	3.1

Foreign	151,324	7,229	4.8	173,162	7,580	4.4	127,458	4,699	3.7

Due to customers

Domestic demand deposits	56,730	495	0.9	64,568	736	1.1	70,981	534	0.8

Domestic savings deposits	68,213	604	0.9	78,775	502	0.6	86,631	392	0.5

Domestic time deposits	35,575	1,081	3.0	41,056	1,206	2.9	28,876	639	2.2

Domestic total	160,518	2,180	1.4	184,399	2,444	1.3	186,488	1,565	0.8

Foreign[1]	401,421	11,044	2.8	426,130	16,388	3.8	314,788	11,500	3.7

Short-term debt

Domestic	1,735	63	3.6	2,228	98	4.4	1,973	115	5.8

Foreign	134,920	6,216	4.6	144,546	8,643	6.0	110,418	5,934	5.4

Long-term debt

Domestic	5,766	148	2.6	4,235	115	2.7	3,957	82	2.1

Foreign	74,531	2,527	3.4	70,079	1,549	2.2	57,899	1,529	2.6

Total interest-bearing liabilities	1,638,632	59,687	3.6	2,232,970	103,775	4.6	1,964,786	80,880	4.1

Non-interest-bearing liabilities

Negative replacement values	605,990			382,115			278,903

Other	67,066			88,191			77,304

Total liabilities	2,311,688			2,703,276			2,320,993

Total equity	42,915			55,612			54,473

Total average liabilities and equity	2,354,603			2,758,888			2,375,466

Net interest income		5,992			5,337			6,521

Net yield on interest-earning assets			0.4			0.2			0.3

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

	2008 compared with 2007			2007 compared with 2006
	Increase/(decrease)			Increase/(decrease)
	due to changes in			due to changes in
	Average	Average	Net	Average	Average	Net
CHF million	volume	rate	change	volume	rate	change

Interest income from interest-earning assets

Due from banks

Domestic	(254)	11	(243)	53	24	77

Foreign	624	(1,409)	(785)	812	42	854

Cash collateral on securities borrowed and reverse repurchase agreements

Domestic	9	(494)	(485)	212	148	360

Foreign	(14,798)	(10,470)	(25,268)	2,080	6,108	8,188

Trading portfolio assets

Domestic	191	(367)	(176)	(220)	265	45

Foreign taxable	(14,921)	(1,791)	(16,712)	6,798	(25)	6,773

Foreign non-taxable	81	103	184	38	34	72

Foreign total	(14,840)	(1,688)	(16,528)	6,836	9	6,845

Financial assets designated at fair value

Domestic	0	0	0	0	0	0

Foreign	63	43	106	204	24	228

Loans

Domestic	66	209	275	188	593	781

Foreign	64	(1,119)	(1,055)	2,441	634	3,075

Financial investments available-for-sale

Domestic	(40)	46	6	(1)	39	38

Foreign taxable	16	(53)	(37)	(8)	18	10

Foreign non-taxable	0	0	0	0	0	0

Foreign total	16	(53)	(37)	(8)	18	10

Interest income

Domestic	(28)	(595)	(623)	232	1,069	1,301

Foreign	(28,871)	(14,696)	(43,567)	12,365	6,835	19,200

Total interest income from interest-earning assets	(28,899)	(15,291)	(44,190)	12,597	7,904	20,501

Net interest on swaps			757			1,210

Total interest income			(43,433)			21,711

  Financial information
  Additional disclosure required under SEC regulations

Analysis of changes in interest income and expense (continued)

	2008 compared with 2007			2007 compared with 2006
	Increase/(decrease)			Increase/(decrease)
	due to changes in			due to changes in
	Average	Average	Net	Average	Average	Net
CHF million	volume	rate	change	volume	rate	change

Interest expense on interest-bearing liabilities

Due to banks

Domestic	(403)	(571)	(974)	487	407	894

Foreign	(3,162)	(1,423)	(4,585)	1,795	952	2,747

Cash collateral on securities lent and repurchase agreements

Domestic	(631)	(245)	(876)	28	285	313

Foreign	(18,113)	(5,470)	(23,583)	43	6,205	6,248

Trading portfolio liabilities

Domestic	(2)	(70)	(72)	74	(29)	45

Foreign	(5,863)	(715)	(6,578)	844	390	1,234

Financial liabilities designated at fair value

Domestic	(3)	(7)	(10)	(11)	32	21

Foreign	(961)	610	(351)	1,691	1,190	2,881

Due to customers

Domestic demand deposits	(86)	(155)	(241)	(51)	253	202

Domestic savings deposits	(63)	165	102	(39)	149	110

Domestic time deposits	(159)	34	(125)	268	299	567

Domestic total	(308)	44	(264)	178	701	879

Foreign	(939)	(4,405)	(5,344)	4,120	768	4,888

Short-term debt

Domestic	(22)	(13)	(35)	15	(32)	(17)

Foreign	(578)	(1,849)	(2,427)	1,843	866	2,709

Long-term debt

Domestic	41	(8)	33	6	27	33

Foreign	98	880	978	317	(297)	20

Interest expense

Domestic	(1,328)	(870)	(2,198)	777	1,391	2,168

Foreign	(29,518)	(12,372)	(41,890)	10,653	10,074	20,727

Total interest expense	(30,846)	(13,242)	(44,088)	11,430	11,465	22,895

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

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements”, including but not limited to statements relating to the anticipated effect of transactions described herein, risks arising from the current market crisis and other risks specific to UBS’s business, strategic initiatives, future business development and economic performance. While these forward-looking statements represent UBS’s judgments and expectations concerning the development of its business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) the extent and nature of future developments in the market segments that have been or may be affected by the current market crisis and their effect on UBS’s assets and exposures, including UBS’s remaining net and gross exposures related to the United States mortgage market; (2) developments affecting the availability of capital and funding to UBS and other financial institutions, including any changes in UBS’s credit spreads and ratings; (3) other market and macroeconomic developments, including movements in local and international securities markets, credit spreads, currency exchange rates and interest rates; (4) changes in internal risk control and limitations in the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (5) the possible consequences of efforts to enforce the US Internal Revenue Service’s “John Doe” summons and of pending or future inquiries concerning UBS’s cross-border banking businesses by tax or regulatory authorities in other jurisdictions; (6) the degree to which UBS is successful in implementing its remediation plans and strategic and organizational changes, including the recently announced cost and headcount reductions, and whether those plans and changes will have the effects anticipated; (7) changes in the financial position or creditworthiness of UBS’s customers, obligors and counterparties, and developments in the markets in which they operate, including possible failures resulting from the current market crisis and adverse economic environment; (8) management changes and changes to the internal or overall structure of UBS’s business divisions; (9) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; (10) legislative, governmental and regulatory developments, including the effect of more stringent capital requirements and of regulatory constraints on UBS’s activities; (11) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other assets or other matters; (12) changes in and the effect of competitive pressures, including the possible loss of key employees as a result of compensation issues or for other reasons; (13) technological developments; and (14) the impact of all such future developments on positions held by UBS, on its short-term and longer-term earnings, on the cost and availability of funding and on UBS’s capital ratios. In addition, these results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2008. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

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